Form 20-F
period 2013-12-31
BARCLAYS PLC; BARCLAYS BANK PLC
filed 2014-03-14
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC

Title of Each Class	Name of Each Exchange On Which Registered

25p ordinary shares	New York Stock Exchange*

American Depository Shares, each representing four 25p ordinary shares
New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered

Callable Floating Rate Notes 2035	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*

American Depository Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 3	New York Stock Exchange*

American Depository Shares, Series 3, each representing one Non-Cumulative Callable Dollar Preference Share, Series 3	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 4	New York Stock Exchange*

American Depository Shares, Series 4, each representing one Non-Cumulative Callable Dollar Preference Share, Series 4	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*

American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange

5.140% Lower Tier 2 Notes due October 2020	New York Stock Exchange

Floating Rate Senior Notes due December 9 2016	New York Stock Exchange

iPath® Dow Jones – UBS Commodity Index Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Cocoa Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Lead Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones – UBS Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Platinum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Dow Jones-UBS Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® S&P GSCI® Total Return Index ETN	NYSE Arca

iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca

iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca

iPath® MSCI India IndexSM ETN	NYSE Arca

iPath® EUR/USD Exchange Rate ETN	NYSE Arca

iPath® GBP/USD Exchange Rate ETN	NYSE Arca

iPath® JPY/USD Exchange Rate ETN	NYSE Arca

iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® Long Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Long Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Short Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Long Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Global Carbon ETN	NYSE Arca

iPath® Optimized Currency Carry ETN	NYSE Arca

iPath® US Treasury Steepener ETN	NYSE Arca

iPath® US Treasury Flattener ETN	NYSE Arca

iPath® US Treasury 2-year Bull ETN	NYSE Arca

iPath® US Treasury 2-year Bear ETN	NYSE Arca

iPath® US Treasury 10-year Bull ETN	NYSE Arca

iPath® US Treasury 10-year Bear ETN	NYSE Arca

iPath® US Treasury Long Bond Bull ETN	NYSE Arca

iPath® US Treasury Long Bond Bear ETN	NYSE Arca

iPath® Pure Beta Broad Commodity ETN	NYSE Arca

iPath® Pure Beta S&P GSCI®-Weighted ETN	NYSE Arca

iPath® Pure Beta Cocoa ETN	NYSE Arca

iPath® Pure Beta Coffee ETN	NYSE Arca

iPath® Pure Beta Cotton ETN	NYSE Arca

iPath® Pure Beta Sugar ETN	NYSE Arca

iPath® Pure Beta Aluminum ETN	NYSE Arca

iPath® Pure Beta Copper ETN	NYSE Arca

iPath® Pure Beta Lead ETN	NYSE Arca

iPath® Pure Beta Nickel ETN	NYSE Arca

iPath® Pure Beta Crude Oil ETN	NYSE Arca

iPath® Seasonal Natural Gas ETN	NYSE Arca

iPath® Pure Beta Agriculture ETN	NYSE Arca

iPath® Pure Beta Grains ETN	NYSE Arca

iPath® Pure Beta Softs ETN	NYSE Arca

iPath® Pure Beta Industrial Metals ETN	NYSE Arca

iPath® Pure Beta Energy ETN	NYSE Arca

iPath® Pure Beta Livestock ETN	NYSE Arca

iPath® Pure Beta Precious Metals ETN	NYSE Arca

iPath® US Treasury 5-year Bull ETN	NYSE Arca

iPath® US Treasury 5-year Bear ETN	NYSE Arca

iPath® S&P 500 Dynamic VIX ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN (II)	NYSE Arca

iPath® GEMS IndexTM ETN	NYSE Arca

iPath® GEMS Asia 8 ETN	NYSE Arca

iPath® Asian and Gulf Currency Revaluation ETN	NYSE Arca

iPath® S&P MLP ETN	NYSE Arca

Barclays ETN+ S&P 500® Dynamic VEQTOR™ ETN	NYSE Arca

Barclays ETN+ Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN+ Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN+ Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return IndexSM	NYSE Arca

Barclays ETN+ Shiller CAPETM ETNs	NYSE Arca

Barclays ETN+ Select MLP ETN	NYSE Arca

Barclays ETN+ FI Enhanced Europe 50 ETN	NYSE Arca

Barclays ETN+ FI Enhanced Global High Yield ETN	NYSE Arca

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	16,113,310,549
Barclays Bank PLC	£1 ordinary shares	2,342,558,515
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$0.25 preference shares	237,000,000
	$100 preference shares	100,000

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

Yes ☐    No ☐

SEC Form 20-F Cross reference information

Form 20-F item number			Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable
3	Key Information
	A.	Selected financial data	219, 221, 464
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	108-116
4	Information on the Company
	A.	History and development of the company	55, 325-326 (Note 38), 332 (Note 40), 401, 445, 483
	B.	Business overview	i, 18-22, 205-210, 224*, 250, 253-256 (Note 1), 268-271 (Note 15), 303-309 (Note 30)
	C.	Organizational structure	325-326 (Note 38)
	D.	Property, plants and equipment	293-294 (Note 21), 295-296 (Note 24)
4A	Unresolved staff comments		Not applicable
5	Operating and Financial Review and Prospects
	A.	Operating results	172, 205-210, 219-242, 253-345
	B.	Liquidity and capital resources	124-125, 154, 174-199, 268-271 (Note 15), 310-313 (Note 31), 313-314 (Note 32), 332-334 (Note 41), 371-373, 387-388, 451
	C.	Research and development, patents and licenses, etc.	Not applicable

	D.	Trend information	–
	E.	Off-balance sheet arrangements	303 (Note 29), 327-331 (Note 39), 332-334 (Note 41)
	F.	Tabular disclosure of contractual obligations	422
	G.	Safe harbor	i (Forward-looking statements)
6	Directors, Senior Management and Employees
	A.	Directors and senior management	59-61, 409-410
	B.	Compensation	65-101, 320-324 (Note 37), 335-337 (Note 43)
	C.	Board practices	29-61, 86-88
	D.	Employees	62, 227, 229, 231, 233, 235, 236, 239, 240
	E.	Share ownership	65-101, 98-99, 318-320 (Note 36), 335-337 (Note 43), 411-413
7	Major Shareholders and Related Party Transactions
	A.	Major shareholders	56, 407-408
	B.	Related party transactions	335-337 (Note 43), 441, 463 (Note r)
	C.	Interests of experts and counsel	Not applicable
8	Financial Information
	A.	Consolidated statements and other financial information	243-345, 444-463
	B.	Significant changes	Not applicable
9	The Offer and Listing
	A.	Offer and listing details	392
	B.	Plan of distribution	Not applicable
	C.	Markets	392-393
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10	Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	401-404
	C.	Material contracts	83-89, 313-314 (Note 32)
	D.	Exchange controls	398

Form 20-F item number			Page and caption references in this document*
	E.	Taxation	394-398
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	398
	I.	Subsidiary information	325-326 (Note 38)
11	Quantitative and Qualitative Disclosure about Market Risk		117-204, 347-390
12	Description of Securities Other than Equity Securities
	A.	Debt Securities	Not applicable

	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable
	D.	American Depositary Shares	399-400
13	Defaults, Dividends Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures
	A.	Disclosure controls and procedures	408
	B.	Management’s annual report on internal control over financial reporting	57, 408
	C.	Attestation report of the registered public accounting firm	245
	D.	Changes in internal control over financial reporting	57
16A	Audit Committee Financial Expert		40
16B	Code of Ethics		406
16C	Principal Accountant Fees and Services		43-44 (External auditor objectivity and independence: Non-Audit Services), 405, 337 (Note 44)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		56, 314 (Share Repurchase)
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		406
17	Financial Statements		Not applicable (See Item 8)
18	Financial Statements		Not applicable (See Item 8)
19	Exhibits		Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

Building the ‘Go-To’ bank

Barclays PLC and Barclays Bank PLC 2013 Annual Report on Form 20-F

The term ‘Barclays’ or ‘Group’ refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the twelve months to 31 December 2013 to the corresponding twelve months of 2012 and balance sheet analysis as at 31 December with comparatives relating to 31 December 2012. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively; and ‘C$m’ and ‘C$bn’ represent millions and thousands of millions of Canadian Dollars respectively.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); and goodwill impairment. A reconciliation of IFRS and adjusted profit/(loss) before tax is presented on page 417 for the Group and on pages 418 to 420 for each business;

– Adjusted attributable profit is the non-IFRS equivalent of Attributable profit as it excludes the post-tax impact of own credit, disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. A reconciliation is provided on page 225.

– Adjusted profit/(loss) after tax represents profit/loss after tax excluding the post-tax impact of own credit, disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. A reconciliation is provided on page 418 to 420;

– Adjusted income and adjusted total (expense)/income net of insurance claims represents total (expense)/income net of insurance claims excluding the impact of own credit. A reconciliation is provided on page 417 for the Group and on pages 418 to 420 for each business;

– Adjusted net operating income represents net operating income excluding the impact of own credit and gain on disposal of the investment in BlackRock, Inc. A reconciliation is provided on pages 418 to 420;

– Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 417 for the Group and on pages 418 to 420 for each business;

– Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 417 for the Group and on pages 418 to 420 for each business;

– Adjusted compensation:net operating income ratio represents compensation:net operating income ratio excluding the impact of own credit and the disposal of the investment in BlackRock, Inc. A reconciliation is provided on page 417 for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit (set out on page 225) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders’ equity represents adjusted attributable profit (page 225) divided by adjusted average equity, excluding non-controlling interests (page 225). The comparable IFRS measure is return on average shareholder’s equity, which represents profit attributable to equity holders of the parent divided by average equity, excluding non-controlling interests;

– Adjusted return on average tangible shareholders’ equity represents adjusted attributable profit (page 225) divided by average adjusted tangible equity, excluding non-controlling interests (page 225). The comparable IFRS measure is return on average tangible shareholders’ equity, which represents profit after tax and non-controlling interests, divided by average tangible equity (page 225);

– Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on pages 417 to 420), divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

– The effective tax rate on adjusted profit is a non-IFRS measure representing the tax charge on adjusted profit/(loss) before tax. The comparable IFRS measure is effective tax rate, which represents the tax charge on profit/(loss) before tax;

– Capital metrics on a post-rights issue basis are non-IFRS measures as they represent the impact that the new Barclays PLC ordinary shares issued and the cash received on 4 October 2013 would have has on the metrics had the rights issue been completed as at 30 September 2013;

– Compensation as a percentage of adjusted net income represents compensation as a percentage of net income excluding the impact of own credit and the disposal of the disposal of the investment in BlackRock, Inc.;

– Compensation as a percentage of adjusted income represents compensation as a percentage of income excluding the impact of own credit and the disposal of the disposal of the investment in BlackRock, Inc.;

– Constant Currency Basis the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods. Material local currency balances have been translated into GBP at prior-year average exchange rates to remove the effect of exchange rate movement between the comparable periods;

– Excluding foreign currency movements - this differs from measures presented on a constant currency basis and refers to the movement on the balance in the underlying local currency excluding the conversion to GBP.

– Net Stable Funding Ratio (NSFR) is calculated according to the definition and methodology detailed in the standard provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised for in January 2014 (‘Basel III: The Net Stable Funding Ratio’, January 2014). The metric is a regulatory ratio that is not yet finalised in local regulations and, as such, represent a non-IFRS measure. This definition and the methodology used to calculate this metric is subject to further revisions ahead of the implementation date and our interpretation of this calculation may not be consistent with that of other financial institutions;

– Liquidity Coverage Ratio (LCR) is calculated according to the definition and methodology detailed in the standard provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised in January 2013 (‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013). The metric is a regulatory ratio that is not yet finalised in local regulations and, as such, represents a non-IFRS measure. This definition and the methodology used to calculate this metric is subject to further revisions ahead of the implementation date and our interpretation of this calculation may not be consistent with that of other financial institutions;

– Basel Committee leverage ratio, represents CRD IV Tier 1 capital divided by the leverage exposure defined in accordance with the Basel Committee consultation paper issued on 12 January 2014. This measure has been disclosed as it provides an indication of the impact of potential future changes to the calculation of the leverage ratio applicable to Barclays. This definition and the methodology used to calculate the Basel 3 leverage exposure is subject to further revisions ahead of the implementation date and our interpretation of this calculation may not be consistent with that of other financial institutions. Refer to page 180 for further detail on this metric;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 179 for a reconciliation of this measure to fully loaded CRD IV CET1 ratio;

– Regulatory balance sheet is a non IFRS measure as it uses a different scope of consolidation in its preparation to the statutory balance sheet. The regulatory scope of consolidation is the same as that used for reporting regulatory capital adequacy to the UK Prudential Regulation Authority. A reconciliation is provided on page 443.

– CRD IV leverage exposure makes certain adjustments to Total assets under IFRS in accordance with Barclay’s interpretation of CRD IV requirements. The Estimated impact of CRD IV – Leverage table on page 181 shows a reconciliation of CRD IV leverage exposure to total assets under IFRS;

– CRD IV leverage ratio represents CRD IV Tier 1 capital divided by CRD IV leverage exposure. See the Impact of CRD IV– Capital table on page 179 for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, and see the Estimated impact of CRD IV – Leverage table on page 181 for a reconciliation of CRD IV leverage exposure to Total assets under IFRS;

– PRA leverage exposure makes certain adjustments to CRDIV leverage exposure as shown in the Estimated impact of CRD IV – Leverage table on page 181, which also includes a reconciliation to Total assets under IFRS;

– PRA leverage ratio represents PRA adjusted Tier 1 capital divided by PRA leverage exposure. The Estimated impact of CRD IV – Leverage table on page 181 shows the PRA leverage ratio components, including a reconciliation between CET1 capital and PRA adjusted Tier 1 capital, as well as a reconciliation between PRA leverage exposure and Total assets under IFRS.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “projected”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, United States, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

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

Uses of Internet addresses

This document contains inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document.

Barclays PLC > Chairman’s letter

Barclays is going through a major transition. Critical progress was made in 2013 in putting in place the foundations for sustainable long-term success. The journey is incomplete, with major cultural change well in train but still requiring time to be fully entrenched and, externally, a continuing unsettled economic and financial market environment, and a demanding and changing regulatory agenda.

We must focus not only on what we do but on how we do it, and we are committed to embedding a values-driven culture in Barclays. To deliver sustainable performance, we have to balance the needs of all our stakeholders across the short and long-term. You can read elsewhere in this Report how our values: Respect, Integrity, Service, Excellence and Stewardship, are being driven down into the organisation. In 2013 we introduced a balanced scorecard for Barclays which seeks to ensure that we are meeting the needs of all of our stakeholders by measuring performance against metrics in five key areas:

¡	Customer & Client
¡	Colleague
¡	Citizenship
¡	Conduct
¡	Company

We have set ourselves stretching but achievable goals in all of these areas which are designed to drive, and which are starting to deliver, mutually reinforcing outcomes. You can read more about the Balanced Scorecard in the following pages.

There has been understandable concern and criticism of the increase in the incentive pool in a year in which the bank’s profits were down. The immediate challenge for the Board Remuneration Committee and Board for 2013 was to find the right practical balance between the need to give shareholders a greater share of the income we generate, to bear down on costs, and to meet society’s expectations without eroding the long-term competitiveness of the Investment Bank, and thus damaging the interests of our shareholders. Whilst the conclusion reached was an extremely difficult one, we believe that it was the right decision for shareholders in the long term. Looking forward, we remain committed to achieving a compensation to adjusted net operating income ratio in the mid 30s over the medium term. There is more detail on this in the Remuneration Report in the following pages.

There have been a number of changes to both the composition of the Board and to our governance structures during 2013. In particular, we created a new Board Conduct, Reputation and Operational Risk Committee to provide clear and dedicated focus on each of these major areas in complement to the role of the Board Financial Risk Committee. You can read more on these changes in my corporate governance report.

Elements in the global economic environment and prospects now seem more favourable than at the beginning of 2013, but financial markets face uncertainty created by structually lower economic growth over a prolonged period and an uncertain political outlook in many of the areas in which we operate. And, while substantial progress has been made in strengthening the balance sheet, further regulation in prospect, including in particular retail ring-fencing in the UK and rules to be put in place under the Dodd Frank legislation in the United States, and the emerging business environment will inevitably call for rigorous review and adaptation of the mix and structure of the businesses of the Bank.

This year the Annual Report incorporates the Strategic Report in line with reporting requirements. The changes are intended to facilitate more effective communication with all our stakeholders, improve corporate accountability and to provide more concise and relevant narrative reports. These objectives are entirely in line with our aim to become more clear and transparent on our journey to be the ‘Go-To’ bank. We will continue to engage with stakeholders to identify ways in which we can further advance this agenda.

2014 will be a critical year for Barclays as we work toward meeting the needs and expectations of all our stakeholders in terms of both the business we do and how we do it. Your Board and the executive team led by Antony Jenkins are encouraged by what was accomplished in 2013 and are focused and determined to complete the Transform Programme, and we are confident of doing so.

Sir David Walker

Chairman

‘We’ve made some changes to this year’s Strategic Report to give readers a clearer picture of how we operate, what our plans are and how they link to Barclays’ goal and purpose.’

In line with new regulatory reporting requirements and our commitment to transparent disclosures, this year’s Strategic Report gives greater information on the business model and strategy of the Group and its divisions.

The Strategic Report

An overview of our 2013 performance, a focus on our new strategic direction, and a review of the businesses underpinning our strategy

Corporate website We maintain a corporate website at www.barclays.com containing a wide range of information of interest to institutional and private investors including:

¡	Latest news and press releases
¡	Annual reports and investor presentations

Governance

The governance process of Barclays and reports from each of the Board committees presenting how the Board support the delivery of the strategy

Corporate governance report	29
Directors’ report	54
Board of Directors	59
Executive Committee	61
People	62
Remuneration report	65
Implementation of the Salz Review recommendations	102

Risk review

Insight into the level of risk across Barclays’ businesses and portfolios, the material risks and uncertainties faced and the key areas of management focus.

The Financial review

A review of the performance of Barclays, including the key performance indicators, and our businesses’ contribution to the overall performance of the Group

Key performance indicators	212
Consolidated summary income statement	219
Income statement commentary	220
Consolidated summary balance sheet	221
Balance sheet commentary	222
Analysis of results by business	223
Margins and balances	241

Barclays PLC Financial statements

Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure and transparency on the financial performance of the business

Risk management

A comprehensive overview of Barclays’ approach to risk management and more specific information on policies that the Group determines to be of particular significance in the current operating environment

Barclays risk management strategy	347
Credit risk management	361
Market risk management	374
Operational risk management	384
Liquidity risk management	387
Capital risk management	389

Shareholder information

Resources for shareholders including the Company articles of association, classes of shares and contact details for shareholder enquiries

Shareholder information	401
Additional financial information	405
Independent Registered Public Accounting Firm’s Report for Barclays Bank PLC financial statements	444
Consolidated financial statements of Barclays Bank PLC	445
Glossary	466
Shareholder enquiries	483
Index	484

> 01

Group overview

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

	Adjusted Return on Equity	Statutory Return of Equity

4.5%  1.0%

Adjusted return on average shareholders’ equity decreased from 9.0% principally reflecting the decrease in profit before tax, a £440m write down of deferred tax assets and the £5.8bn equity raised from the rights issue. Statutory return on average shareholders’ equity increased from negative 1.2% reflecting a significantly lower own credit charge of £220m (2012: charge of £4,579m).

Dividends per share 6.5p Full year dividend of 6.5p maintained at same level as 2012
Adjusted profit before tax Statutory profit before tax £5,167m £2,868m Down 32% due to costs to achieve Transform and a 4% reduction in income. Statutory profit before tax was up from £797m to £2,868m	Gross new lending to UK £88bn We provided £88bn of Funding for Lending eligible gross new lending to UK households and businesses in 2013
CRD IV fully loaded Common Equity Tier 1 Ratio 9.3% Up from 8.4% in September 2013 principally due to the issuance of additional shares through the rights issue	Diverse employees 139,600 Of our 139,600 global workforce, 71,300 were female and 68,300 male

Key performance indicators (KPIs)
The KPIs presented below reflect the indicators management used during 2013 whilst transitioning to use of the Balance Scorecard (see page 10).		Following the announcement of the Transform programme, a number of additional metrics have been monitored against the financial commitments made. These can be seen on pages 212 to 214.

		Statutory			Adjusted

	Measures	2013	2012	2011	2013	2012	2011

Capital	Core Tier 1 ratio	13.2%	10.8%	11.0%

	Estimated PRA leverage ratio[a]	3.0%

Returns	Return on average shareholders’ equity (RoE)	1.0%	(1.2)%	5.9%	4.5%	9.0%	6.7%

	Return on average tangible shareholders’ equity (RoTE)	1.2%	(1.4)%	7.1%	5.3%	10.6%	8.1%

	Profit before tax	2,868	797	5,770	5,167	7,599	5,482

	Cost: income ratio	79%	84%	65%	71%	63%	68%

	Loan loss rate	64bps	70bps	77bps

	Dividend per share	6.5p	6.5p	6.0p

Income	Total income	27,935	25,009	32,292	28,155	29,361	28,513

growth	Income by geography: UK	11,461	7,461	15,819	11,681	12,040	11,981

	Europe	4,019	4,457	4,207	4,019	4,457	4,207

	Americas	7,034	7,554	6,025	7,034	7,327	6,083

	Africa and Middle East	4,137	4,472	4,967	4,137	4,472	4,967

	Asia	1,284	1,065	1,274	1,284	1,065	1,274

Citizenship	Gross new lending to UK households and businesses[b]	£88bn	£44bn	£45bn

	Global investment in our communities	£72m	£64.5m	£63.5m

	Colleagues involved in volunteering, regular giving and fundraising initiatives	71,000	68,000	70,000

	Group Employee Opinion Survey (EOS) – Proud to be Barclays[c]		78%	81%

	Percentage of senior managers who are female[d]	23%	22%	21%

Notes

a   In 2013, the adjusted gross leverage metric was superseded by the estimated PRA leverage ratio as the primary leverage measure used by management.

     Refer to page 240 for further details.

b   In 2013, we tracked Funding for Lending Scheme eligible gross new lending, a new measure introduced in June 2012.

c   In 2013, the EOS was not undertaken, having been superseded by the Sustained engagement of colleagues score in the Balanced Scorecard.

d   Based upon percentage of females in the Director corporate grade.

02 >

Group overview	02	The Group overview provides a view on how Barclays is segmented and reported, the services the businesses provide, and the performance of the Group as a whole
Chief Executive’s strategic review	04
Strategy and operating environment	06
Business model/Value creation	08
Balanced Scorecard	10
Group Finance Director’s review	12
Strategic Risk overview	14
About Barclays	18
Chairman’s governance overview	23
Summary remuneration report	25

Barclays banking and financial service businesses work together to provide customers and clients the best offerings across our chosen markets.

UK Retail and Business Banking (UK RBB)

£4,523m

A leading UK high street bank providing retail banking services and general insurance to individuals and business banking services to small and medium enterprises (SMEs)

Europe Retail and Business Banking (Europe RBB)

£666m

A local presence for Barclays customers in Spain, Italy, Portugal and France, providing retail banking services to mass affluent individuals and business banking services to SMEs

Africa Retail and Business Banking (Africa RBB)

£2,617m

A leading pan-African retail and business bank serving customers and clients in 12 countries with a range of banking and bancassurance solutions

Barclaycard

£4,786m

A leading international payments business, offering payments and lending to individuals, and a range of business services including card issuing and payment acceptance services

Investment Bank

£10,733m

A global investment bank serving large corporate clients, financial institutions, governments and institutional investors with financial advisory, capital-raising, financing and risk management services

Corporate Banking

£3,115m

A leading provider of cash management, lending and trade financing to corporate clients in the UK and South Africa, and global businesses, financial institutions and international organisations

Wealth and Investment Management

£1,839m

A leading global wealth manager and advisor, providing private and intermediary clients with international and private banking, investment management, fiduciary services and brokerage

> 03

Chief Executive’s strategic review

‘We have made good progress in 2013 and we start 2014 in a better position than for several years. While recognising there is much more to do, we have every reason to feel positive about our prospects and confident that we will become the ‘Go-To’ bank for all our stakeholders.’

2013 has been a year of significant change for Barclays. A year ago we set out the outcome of our strategic review and our Transform plan to make Barclays the ‘Go-To’ bank for all our stakeholders. We continue to take steps to de-risk the business, strengthen the balance sheet, increase the efficiency of our operations and are making good progress against our plan.

Our 2013 results clearly demonstrate the benefits of the diversity we enjoy in the Group, as well as the strength of our core franchises. While impacted by the restructuring and de-risking activity, underlying business performance has been resilient, with adjusted and statutory income £28.2bn and £28.4bn, respectively and adjusted and statutory profit before tax of £5.2bn and £2.9bn, respectively. Our core franchises remain strong, with UK Retail and Business Banking, Barclaycard, UK Corporate Banking, and within the Investment Bank our Equities and Investment Banking businesses all delivering good performances in 2013. Important progress has also been made in repositioning our African, European and Wealth businesses, although further work is required to get returns to acceptable levels. Our Fixed Income, Currency and Commodities business in the Investment Bank saw revenues fall, in line with our European peers, as market conditions remained subdued.

We are making good headway across the financial commitments we set out as part of our Transform plan as well as on de-leveraging to meet the PRA’s revised target. I am pleased by our progress on RWAs and leverage. We have been able to move more quickly than anticipated in managing down CRD IV RWAs, bringing us a little below our Transform target well ahead of the 2015 timeline. Through rigorous analysis and focus, we have also virtually achieved the PRA leverage target six months in advance of the June 2014 deadline.

We have invested considerably in transforming our businesses. In the months ahead we expect to see the benefits of this coming through. We narrowly missed our cost guidance for 2013, largely due to a £331m increase at year-end in certain litigation provisions, but the true operating performance of Barclays was on track. Costs are a key area of focus for us and we remain committed to our 2015 Transform cost target of £16.8bn. Compensation for key talent is one area that we were prepared to invest in strategically. Our aim is to deliver a greater share of the income we generate to shareholders while remaining competitive on pay. Although profits for 2013 were down, the 38% reduction in incentives in the previous two years had begun to cause demonstrable damage to our business through increased attrition, with a near doubling of resignations of senior staff in the US for example. We concluded that a 2013 incentive pool of £2,378m was appropriate. Whilst this is up 10% on the final 2012 incentive pool, before adjustment for risk and conduct events it is down 18% on 2012 and remains 32% below the pool level in 2010 when we started to reposition Barclays’ remuneration. This was a difficult decision, but the right one for the long term interest of our shareholders.

We have also made progress against the two non-financial commitments we made last February. The first of these, culture change, and in particular the process of embedding our Purpose and Values throughout the organisation, is going well. Every colleague has completed a mandatory training programme, and we have integrated our Purpose and Values into the day to day management processes of the Bank. We have developed and published our new Code of Conduct which every colleague must abide by and attest to annually.

04 >

Group overview	02	The role of the Group Chief Executive includes implementing the Group’s strategy as agreed by the Board. Here Antony provides his view on the events of 2013, and a progress update on execution of the Transform plan.
Chief Executive’s strategic review	04
Strategy and operating environment	06
Business model/Value creation	08
Balanced Scorecard	10
Group Finance Director’s review	12
Strategic Risk overview	14
About Barclays	18
Chairman’s governance overview	23
Summary remuneration report	25

The recent publication of our Balanced Scorecard for the Group addressed the second non-financial commitment we made, establishing the critical final component in our leadership framework. The Balanced Scorecard sets out a clear description of what we want Barclays to be, with eight clear targets out to 2018 against which our progress can be assessed by all of our stakeholders. The scorecard, alongside our Purpose and Values, is now embedded in how we measure and reward individual and business performance. This is a unique and powerful tool that aligns the organisation behind our Transform goals.

We begin 2014 in a better position than for several years. 2013 showed the tremendous value of the breadth and diversity of Barclays’ earnings profile, and we have seen continued evidence of the strong fundamentals which are essential for longer term growth. We have started to put our legacy issues behind us, and have greater clarity on what the future holds, particularly in terms of regulation. With my leadership team in place and building on the progress we have made on our Transform programme in 2013, we will continue to adapt and optimise our business, reaping the substantive benefits of our work in 2014, 2015 and beyond.

While we have much more to do and we expect the operating environment to remain challenging, we have every reason to feel positive about our prospects and confident that we will become the ‘Go-To’ bank for all our stakeholders.

Antony Jenkins

Group Chief Executive

> 05

Strategy and operating environment

‘We will not be able to generate sustainable returns over the long term unless we act at all times with good values.’

The landscape for banks has fundamentally changed and will continue to evolve in the coming years. We believe these changes are not cyclical but represent a structural shift. Our Transform programme, launched in 2013, will reshape Barclays to generate sustainable returns and to meet the needs of all of our stakeholders.

Market and operating environment

Barclays is a global financial services provider with our home markets in UK, US, and South Africa, and distribution and operations in a further 47 countries.

Banks are invariably exposed to the economies and markets in which they operate. This exposure ranges from mortgage lending (dependent on the ability of borrowers to repay and house price valuations) to corporate advisory (which may reflect business confidence in the economy). Prior to the financial crisis, global growth was supportive with banks well-positioned to benefit from their exposure to the upward trajectory of the global economy.

Global economic growth has faltered in recent years. This has prompted unprecedented monetary policies across central banks, for example quantitative easing and near zero interest rates. This policy response has, in turn, posed new challenges for banks such as compressed interest margins.

While global economic growth remained below the long-term trend in 2013, we saw improved consumer confidence and business sentiment in both the UK and US. Even with these grass root recoveries emerging in two of our home markets, we remain cognisant that global economic growth is expected to be subdued for a prolonged period.

Financial regulatory frameworks are evolving, as global regulators continue to respond to the issues that emerged during the financial crisis. It is clear that intensive and intrusive regulation is here to stay. Prudential reforms ranging from the UK Banking Reform Act to the US Dodd Frank Act are fundamentally changing the way that banks manage their capital, liquidity and risk.

A further challenge to the banking industry, and indeed to Barclays, in recent years is one of poor conduct, damaging our reputation and causing a loss of trust amongst our customers, clients and stakeholders. We recognise the importance of rebuilding trust in Barclays as well as meeting, and bettering, the developing needs of our customers and clients.

06 >

Group overview	02

It is important that we understand the conditions in which we operate in order to run the company effectively.

In this section we aim to highlight some of the major external factors affecting Barclays and how we aim to address these factors through our strategy.

Chief Executive’s strategic review	04
Strategy and operating environment	06
Business model/Value creation	08
Balanced Scorecard	10
Group Finance Director’s review	12
Strategic Risk overview	14
About Barclays	18
Chairman’s governance overview	23
Summary remuneration report	25

Barclays’ sustainable success will be assured by becoming the ‘Go-To’ bank for all of our stakeholders. If we understand their needs and priorities and ensure that these are at the heart of our decision-making, we will be able to build a bank which is lower-risk, more predictable and higher-performing.

The strategic response

In 2013, we launched the Transform programme to deliver the recommendations of the Strategic Review. Transform is the plan that will help Barclays become the ‘Go-To’ bank. It has three overall goals: Turnaround, Return Acceptable Numbers, Sustain FORward Momentum.

Turnaround the business

Turnaround was the immediate task of stabilising the business and maintaining momentum. In the second half of 2012, we delivered our new goal, purpose, and values to unite Barclays with a shared sense of direction – how we will do business.

We have put in place a new Executive team which is focused on delivery. The vast majority of our 139,600 colleagues have participated in workshops and training in Barclays’ values. To cement our cultural change, a guide for behaviour – The Barclays Way – has been published internally and externally.

Return Acceptable Numbers

In 2013, we turned our attention towards the longer-term transformation of Barclays. For our Return Acceptable Numbers phase, we are de-risking and de-leveraging the business to make it more sustainable for the long term.

We committed to consolidate to core lines of business, to generate £1.7bn of cost savings by 2015, to lower our RWAs, funding and liquidity, and to reach a Core Tier 1 capital ratio of 10.5%. See page 238 for further details on the Transform financial commitments.

In 2013, we:

¡	Completed a £5.8bn rights issue in October

¡	Issued £2.1bn of CRDIV and PRA-qualifying Additional Tier 1 (AT1) capital

¡	Reduced CRDIV leverage exposure by £196bn in H2 2013 to £1,363bn, of which an estimated £55bn related to foreign exchange

¡	Drove improvements in our loan-to-deposit ratio (to 101% at December 2013)

Additionally, we reduced legacy assets in our Exit Quadrant portfolios by £40bn through Investment Bank legacy asset reductions of £17bn and derivative efficiencies of £23bn.

Sustain Forward Momentum

Our journey to ‘Go-To’ depends on continuing to adapt Barclays for the future and ensuring that we do not return to a short-term bias as we execute our plans. In order to Sustain FORward Momentum, we have also set in place longer-term markers in four critical areas: Culture, Rewards, Control and Cost.

The Board-commissioned Salz Review also prompted us to review our conduct. We are committed to being open and transparent and to regaining the trust of all of Barclays’ stakeholders. We have integrated our necessary behavioural transformation into our Transform programme. Full details on our response to the Salz Review can be found on pages 102 to 105.

A strong culture is the first line of defence against repeating the mistakes of the past. To unite around Barclays’ Values and Behaviours, we published ‘The Barclays Way’ to govern our way of working across our business globally. Colleagues are essential to embedding our Purpose and Values and, in 2013, all colleagues attended Values and Behaviours engagement sessions.

Reward and incentivisation is a critical enabler of behavioural change. As of 2014, colleague performance will be measured and rewarded not only on ‘what’ an employee delivers but also ‘how’ they achieve their objectives. As such, remuneration will align with Barclays’ Purpose, Values and Behaviours as well as the Group Balanced Scorecard.

As of February 2013 control functions now have solid reporting lines into the Group CEO rather than business heads to avoid conflict of interest.

The Remuneration Committee will embed aggregate and individual incentive risk adjustments with additional Compliance and Risk input. Furthermore, our principal risk framework has been enhanced with the inclusion of conduct risk and reputation risk and a revised Enterprise-Wide Risk Committee will ensure adequate Board oversight.

To address the cost challenge, we have focused on creating the right level of financial analytics and on improving operational efficiencies. The key elements of our cost programme are right-sizing our businesses, industrialising handling of customer transactions and queries, and adopting innovative technology and automated processing.

Focus of efforts in 2014

In 2014, we will continue to build on the progress made in 2013. We will focus on delivering on our financial commitments and expect to see the benefits of our 2013 work on cost begin to crystallise.

We aim to respond positively to the evolving regulatory landscape. We have sought to constructively engage our regulators and improve our regulatory and public disclosures in order to improve transparency and consistency with society’s expectations.

The new regulatory and emerging business environment will inevitably call for continued rigorous review and adaption of the mix and structure of the businesses of the Bank to ensure we generate sustainable returns.

However, care needs to be taken to ensure that regulation does not go too far. A healthy banking sector ensuring returns above the cost of equity is essential to economic growth. Vibrant economies need vibrant banks. It is therefore important to ensure that the rightly-increased focus by the regulator on conduct supervision does not inadvertently result in the withdrawal of services and the restriction of choice.

Another key focus over 2013 and the coming years is rebuilding the trust that customers, clients, and stakeholders have in our organisation. We have pledged to increase transparency and conduct our business in the right way, as set out in our values.

We need to better respond to the current needs and anticipate the future demands of our customers and clients. As they become increasingly technology savvy we have worked to embed technology across our product offering. This ranges from payment innovations such as PingIt to expanding our Investment Bank’s electronic trading platform BARX.

> 07

Business model/Value creation

‘Our customers and clients are at the centre of our goal and purpose.’

Barclays is a globally diversified, universal bank – that is, we offer an integrated set of products and services across retail banking, wealth management, commercial and investment banking serving individuals, corporations, institutions, and governments.

08 >

Group overview	02

Our business model is the mechanism for delivering our social purpose. As such, in this section, we outline how the Group delivers services to our customers, how we make money on those services, and how our model and approach differs from our competitors.

Chief Executive’s strategic review	04
Strategy and operating environment	06
Business model/Value creation	08
Balanced Scorecard	10
Group Finance Director’s review	12
Strategic Risk overview	14
About Barclays	18
Chairman’s governance overview	23
Summary remuneration report	25

Our business model

Barclays seeks to satisfy the needs of our customers and clients by offering a rounded value proposition – a full range of products and services – and thereby, we aim to achieve a smoother income stream and sustainable returns.

Barclays’ competitive advantage is created by the scale and diversity of our businesses and the quality, character and relationships of our people.

Our Retail and Business Banking businesses operate through a regional model, focusing on delivering targeted solutions to individuals and small businesses. We operate retail banks in UK (UK RBB), Africa (Africa RBB), and Europe (Europe RBB).

Barclaycard, Investment Bank, Corporate Banking and Wealth and Investment Management operate in global models, leveraging their offerings to provide comprehensive solutions across borders.

We are increasingly operating a shared service model for Central Functions. Improved ‘functionalisation’ has allowed us to take advantage of synergies through the sharing of ideas and collaboration from cross-functional working groups.

The sum of the parts

Our business model enables us to maintain relevance to our customers and clients, whatever stage of life they are in. For example, this means being ready to help business owners launch a business, fund its growth, expand internationally, and protect against currency risk. For individuals, our model can provide a safe place to store savings, help a first-time buyer make their first steps onto the property ladder, create an investment portfolio as wealth grows, or provide cross-border advice for the affluent.

We seek to add value to our clients through our end-to-end network, for example an individual retail customer in the UK is able to access current and savings account balances along with Barclaycard data all on the same mobile banking app. Pingit, our peer to peer payments service, is seamlessly integrated within our retail banking offering, a further example of this joined up approach to the way we do business.

Our international reach and scale means we have the responsibility, indeed obligation following our designation as a Global Systemically Important Financial Institution, to work together with our regulators to de-risk the industry and provide a more sustainable banking landscape over the long term. We are actively engaging with UK, EU, and US banking supervisors to develop a new model for the industry and to ensure our business is sustainable and flexible – ready for the future.

> 09

Balanced Scorecard

‘The Balanced Scorecard is the final crucial piece of our plan – alongside our Purpose and Values – to embed the right culture in our business and become the ‘Go-To’ bank’

The Balanced Scorecard sets out eight specific commitments across our 5Cs (Customer & Client, Colleague, Citizenship, Conduct and Company) and defines what need to achieve over the next five years to be well on the way to becoming the ‘Go-To’ bank.

We are committed to monitoring and reporting on our progress annually so that stakeholders can hold us to account. The Balanced Scorecard is supported by strategic initiatives that will drive progress across the 5Cs.

The Balanced Scorecard gives clear strategic context for our colleagues around what becoming the ‘Go-To’ bank will look like and lays out Barclays’ priorities. The Barclays Balanced Scorecard is cascaded into business unit and function scorecards. Together, these provide line of sight to employees to our organisational goal. They also provide a framework and starting point for all employees when they set their individual performance objectives across the 5Cs.

For more detailed information on the Balanced Scorecard, please see barclays.com/balanced scorecard and the key performance indicators section on pages 243 and 244

10 >

Group overview	02

The Balanced Scorecard defines what we need to achieve over the next five years to be well on the way to becoming the ‘Go-To’ bank. It clearly shows what success looks like across the 5Cs: Customer & Client, Colleague, Citizenship, Conduct, and Company.

Chief Executive’s strategic review	04
Strategy and operating environment	06
Business model/Value creation	08
Balanced Scorecard	10
Group Finance Director’s review	12
Strategic Risk overview	14
About Barclays	18
Chairman’s governance overview	23
Summary remuneration report	25

Metrics and targets
We have agreed eight key measures against which we and our stakeholders can hold us to account. We are committed to monitoring and reporting on our progress annually.

	Metric	Actual 2013	Target 2018

Customer & Client	RBB, Barclaycard and W&IM: Weighted average ranking of Relationship Net Promoter Score®a vs. peer sets	4th	1st

	CIB Client Franchise Rank: Weighted average ranking of wallet share or customer satisfaction with priority clients	4th	Top 3

Colleague	Sustained engagement of colleagues score	74%	87-91%

	% women in senior leadership[b]	21%	26%

	CItizenship Plan – initiatives on track or ahead	10/11	Plan Targets
Citizenship

	Conduct Reputation (YouGov survey)	5.2/10	6.5/10
Conduct

Company	Return on Equity (Adjusted)	4.5%	> Cost of equity

	Fully Loaded CRD IV CET1 ratio	9.3%	>10.5%

For further information on Balanced Scorecard Methodology and Data Sources please visit barclays.com/balanced scorecard and see the ‘Metrics and targets’ page

A detailed view of performance against Citizenship Plan targets is available in the Citizenship Report 2013 at barclays.com/citizenshipreport

Delivering our strategic targets: Example Strategic initiatives
Here are some examples of strategic initiatives that will drive progress across the 5Cs and support our goal to become the ‘Go-To’ bank.

Customer & Client	■	We are using technology to improve our customers’ and clients’ experience and to be responsive to their changing needs, such as through Barclays Mobile Banking, BARX, PayTag and Barclays.Net
	■	We are making our most important customer and client interactions as simple and instant as possible – putting power in their hands to transact when, where and how they want to

	■	We are simplifying our products and services and improving what we offer to match customer needs with the right service model

Colleague	■	We have launched our Purpose and Values, and we are embedding them into all our HR processes including recruitment, promotion and performance management

	■	We are developing and training leaders through the Barclays Leadership Academy and Barclays Global Curriculum

	■	We are driving a consistent global diversity and inclusion plan resulting in a more visibly diverse talent pipeline

Citizenship	■	We are ensuring the way we do business reflects broader societal and environmental considerations

	■	We are contributing to growth through financing, supporting businesses and ensuring our products and services support sustainable progress

	■	We are supporting the communities where we operate by helping five million young people to develop enterprise, employability and financial skills

Conduct	■	We are following a rigorous and transparent framework on conduct risk reporting and management

	■	We are using material conduct risk assessments to effectively identify, assess and manage conduct risk

	■	We are exercising sound judgements to avoid detriment to customers, clients and counterparties or to market integrity

Company	■	We are delivering the initiatives across the strategic quadrants: Invest and grow, Reposition, Transition, and Exit

	■	We are managing costs (rightsizing, industrializing, innovating) and delivering our leverage and capital commitments

	■	We are improving our controls through the roll-out of “The Barclays Guide”, which covers how we organise, manage and govern ourselves and includes a new risk management framework

Notes
a Net Promoter, Net Promoter Score, and NPS are trademarks of Satmetrix Systems, Inc., Bain & Company, Inc., and Fred Reichheld.

b   Senior leadership represents the Managing Director and Director corporate grades combined, a population of over 8,000 employees. Under the Companies Act 2006 we are also required to report on the gender breakdown of our ‘senior managers’. For this purpose, we have 988 senior managers (179 female and 809 male) who include Officers of the Group, certain direct reports of the Chief Executive, heads of major business units, senior Managing Directors, and directors on the boards of subsidiary undertakings of the Company.

> 11

Group Finance Director’s review

‘We have made quick progress on leverage, but focusing on balance sheet optimisation for sustainable returns is now the priority going forward.’

Reflecting on the 2013 financial results for Barclays, I believe progress has been made and momentum is building around the Transform Programme. This was the first year of the Programme, which necessitated a substantial investment in future cost reduction and repositioning of our balance sheet and capital base.

Financial review

Overview

Within the results, there are two areas that I felt were particularly noteworthy. First, the breadth and diversity of income in the Group, underpinned by our traditional consumer and commercial banking franchises. Similarly, within the Investment Bank, growth in Equities and Investment Banking income provided an offset to the market-led weakness in certain FICC businesses. Second, demonstration of strong financial fundamentals across funding and liquidity, capital, credit risk management and margins should stand the bank in good stead for generating sustainable returns going forward.

Income statement review

2013 profits were impacted by £1.2bn of costs to achieve Transform which drove a 32% reduction in adjusted profit before tax to £5.2bn, while statutory profit before tax improved from £0.8bn to £2.9bn due to a significant reduction in the own credit charge.

Adjusted income was down 4% to £28.2bn reflecting reductions in Investment Bank FICC, partially offset by impressive performances in Investment Bank Equities and Investment Banking and growth in UK RBB, Barclaycard and Corporate. Statutory Income increased 11% to £28.4bn reflecting a significant reduction in own credit charge, in addition to the factors impacting adjusted income.

Impairment charges improved 8% to £3.1bn reflecting lower impairments in the wholesale businesses, with increases in UK RBB and Barclaycard due to business growth and non-recurrence of prior year releases.

Adjusted operating expenses increased £1.3bn to £19.9bn reflecting £1.2bn of costs to achieve Transform, £220m provisions for litigation and regulatory penalties in Q413 in the Investment Bank, mainly relating to the US residential mortgage-related business and UK bank levy of £504m (2012: £345m). Statutory operating expenses increased £960m to £21,972m reflecting the factors described above and goodwill impairment of £79m partially offset by a decrease of £250m in the charge for PPI redress and a decrease of £200m in the charge for interest rate hedging products redress. The Group’s cost target for 2015 remains at £16.8bn excluding costs to achieve Transform.

I am pleased by the strong results in UK RBB, Barclaycard and Corporate Banking, whilst noting 2013 was a tough year for Investment Bank income. Moreover, following restructuring and de-risking activity we completed during the year, Europe RBB, Africa RBB and Wealth and Investment Management now have clear paths to shareholder value creation in the medium term. Importantly, the resilience of the underlying customer and client franchises across the Group allowed us to maintain dividends of 6.5p per share for full year 2013 despite a 25% increase in the total number of shares following the rights issue.

Balance sheet review

In October, I began conducting a detailed balance sheet review, specifically focused on meeting leverage ratio requirements as a priority. We have made strong and quick progress on this. Our Prudential Regulation Authority (PRA) leverage exposure reduced by nearly £200bn from June 2013 which, combined with the £5.8bn rights issue and issuance of £2.1bn of AT1 securities, strengthened our PRA leverage ratio to just under 3%. Our focus on Risk Weighted Asset (RWA) management continued throughout the year, resulting in a 7%, or over £30bn, reduction in CRD IV RWAs. Looking ahead, the balance sheet review will continue but with increased focus on optimising the balance sheet, considering both risk weights and leverage, in order to generate improved returns.

Tushar Morzaria

Group Finance Director

12 >

Group overview	02

The Group Finance Director is responsible for monitoring the Bank’s financial performance and position and communicating this to both internal and external stakeholders. Below he discusses the Bank’s performance during 2013 and its year end position as at 31 December 2013.

Chief Executive’s strategic review	04
Strategy and operating environment	06
Business model/Value creation	08
Balanced Scorecard	10
Group Finance Director’s review	12
Strategic Risk overview	14
About Barclays	18
Chairman’s governance overview	23
Summary remuneration report	25

What are the main financial issues in the year, and implications for the business?

What happened:

On 20 June 2013 the PRA announced the results of its review of capital adequacy of major UK banks and building societies. As part of its review, the PRA introduced a 3% Leverage Ratio target to be achieved by 30 June 2014. As at 30 June 2013, Barclays’ PRA Leverage Ratio was 2.2%, representing a capital gap of £12.8bn.

Actions taken:

In order to achieve the PRA’s 3% Leverage Ratio target by June 2014, we announced a series of actions including an underwritten rights issue, measures to reduce Barclays’ CRD IV leverage exposure, and the continued execution of Barclays’ capital plan with the issuance of CRD IV and PRA qualifying AT1 securities. In the second half of 2013, we increased our PRA Leverage Ratio from 2.2% to just shy of the 3.0% requirement through these actions.

A significant proportion of the capital gap was reduced through completion of a one for four rights issue which raised £5.8bn of capital for the Group. The rights issue completed on 4 October 2013 and, with a 94.63% acceptance rate of shareholder rights, we welcome the strong support shown by shareholders during what was a challenging period.

Through management actions we were also able to reduce the Group’s CRD IV leverage exposure by nearly £200bn to £1,363bn. This was achieved through de-risking the business via actions such as improving legal netting agreements on derivatives and reducing low returning Exit Quadrant assets.

A highlight of 2013 was Barclays’ issuance of £2.1bn equivalent of benchmark Euro and US Dollar AT1 securities. This represented the targeted issuance for the PRA leverage plan, and constitutes a key step in transitioning our capital base towards future regulatory capital requirements.

Outlook:

As a result of these actions, Barclays is now in a much stronger capital position and this has allowed us to increase the dividend payout ratio target from 30% to 40-50%, with a 40% payout ratio expected in 2014 to allow focus on capital accretion.

We remain committed to structurally reducing the cost base of the Group and we have reaffirmed our £16.8bn cost target with a mid-50s cost: income ratio for full year 2015. We will also continue to closely manage RWAs through rundown of the low returning Exit Quadrant and other balance sheet optimisation, and we target Group RWAs of £440bn by year-end 2015.

Regulation remains a key variable and, while we have gained clarity in certain areas, there remain a number of outstanding items which we will continue to anticipate as best we can. In particular, the Transform targets will allow us to achieve a fully loaded CRD IV Common Equity Tier (CET) 1 ratio of greater than 10.5% in 2015 with a fully loaded CRD IV leverage ratio of 3.5% by year-end 2015 with 3.5-4% targeted thereafter.

2014 will likely be another year of transition, with greater focus on balance sheet optimisation, particularly in the Investment Bank, combined with strict cost control in order to generate higher and more sustainable returns in the future. Ultimately, increasing the Group’s RoE will help to reduce the market valuation discount and increase total shareholder returns.

> 13

Strategic Risk overview

‘Although economic and market conditions remained challenging in 2013, our credit and market risk portfolios have continued to perform well’

Maintaining our risk profile at an acceptable and appropriate level is essential to ensure our continued performance. Barclays constantly reviews its exposures in a number of areas including asset quality, industry and geography.

2013 performance

While the economic environment in Barclays’ main areas of business was marked by generally weak growth in 2013, the loan impairment charges reduced by 7% with the loan loss rate finishing the year 6bp lower at 64bps. The loan impairment charge for wholesale decreased by 27% principally reflecting a reduction in Corporate Banking due to lower exposure to the Spanish property and construction sector and lower charges in the UK. Impairment increased by 4% in retail mainly in UK RBB and Barclaycard as the two businesses grew and expanded their business portfolios and from the non-recurrence of releases in 2012.

Market risk remains at moderate levels and the daily value at risk reduced in 2013 from a combination of risk reduction and improved market conditions, notably, tightening of credit spreads.

The operational risk profile remained broadly steady while conduct risk relating to legacy issues was evidenced by additional provisions for PPI and interest rate hedging product redress.

Our funding profile continued to strengthen during 2013 as reliance on wholesale funding reduced as the loan to deposit ratio decreased to 101%. The Group’s capital position was enhanced through the £5.8bn rights issue and £2.1bn AT1 securities as action was taken to move toward regulatory capital and leverage targets.

Risk was realigned in 2013 through two main programmes:

Transform Programme

Under Transform, the risk profiles of businesses were adjusted as they were aligned with their revised strategies to meet the goal of becoming the ‘Go-To’ bank. This included a lowering of risk in Corporate Banking as Exit Quadrant assets were reduced in 2013. In Europe RBB, the risk profile is in line with the change of focus to mortgage lending and small business customers through its Premier proposition. The risk profile in Barclaycard remained broadly stable with growth within appetite and in line with ongoing strategy of recruiting quality prime customers, combined with a controlled testing into other open market areas of business.

Revised Risk Management Structure

In 2013, the Group also introduced the Enterprise Risk Management Framework (ERMF), which sets out a framework and approach that is applicable to the whole bank, all colleagues and to all types of risk. To strengthen the governance relating to conduct and reputation matters Conduct risk and Reputation risk were re-categorised as Principal Risks in 2013 with Executive Committee sponsorship from the Principal Risk Owner, the Head of Compliance. The Board Enterprise Wide Risk Committee was also created in 2013. It recommends to the Board the Group’s overall risk appetite as well as evaluating and reporting details of the Group’s overall risk profile and risk monitoring.

14 >

Group overview	02	In this section the Group Chief Risk Office gives a summary of key changes in Principal Risks during 2013.
Chief Executive’s strategic review	04
Strategy and operating environment	06
Business model/Value creation	08
Balanced Scorecard	10
Group Finance Director’s review	12
Strategic Risk overview	14
About Barclays	18
Chairman’s governance overview	23
Summary remuneration report	25

Key influences on risk in 2013

In 2013, a number of risks were considered and dealt with in order to minimise impact on the Group’s performance and ability to meet its goals and priorities. These included, but were not limited to:

¡	Uncertain economic environment, including GDP growth, inflation, property values and unemployment

¡	Political uncertainty in a number of countries which could have adversely impacted the Group’s retail and institutional customers

¡	The risk of a Eurozone crisis whereby a sovereign may default and exit from the Eurozone. While this receded somewhat during 2013 it could have resulted in losses to the Group through, for example, redomination risk

¡	Changes in both the level and volatility of prices, for example, interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates, which could impact earnings or capital

¡	Potential operational risk of service disruption to customers as a result of failed systems or human errors, or increasing threat from cyber-attacks and breaches of security, with adverse effects on the Group’s reputation, operations and financial condition

¡	Increased levels of legal proceedings in jurisdictions where it operates, and changing legal and regulatory environments, which could lead to fines, public reprimands and damage to reputation

¡	Changing and uncertain regulatory environment

Risk and business strategy

The risk function plays a significant role in review and challenge of risks inherent within business plans and strategy by verifying that they fall within financial volatility risk appetite and incur a level of risk that is individually and in aggregate acceptable to the Board, or be modified accordingly. The Group-wide stress testing process is similarly linked to the medium term planning process and also supports strategic planning and capital adequacy. Barclays manages human rights risk via our environmental and social risk procedures and guidance and our reputational risk framework and continues to work collaboratively with others in our sector on integration of human rights issues into business decision making. Risk management responsibilities are laid out in the ERMF, which covers the categories of risk in which Barclays has its most significant actual or potential risk exposures, which are known as Principal Risks (see table on the following pages).

Robert Le Blanc

Chief Risk Officer

Future priorities

At a time of significant internal and external change and uncertainty in the business environment, it is important that we continue to keep our customers at the forefront of our activities while meeting new regulatory requirements and improving effectiveness in the risk management process. Our priorities for 2014 reflect these aims and include:

¡  Providing our customers with faster decisions and enhancing support for those experiencing difficulties

¡  Closely managing funding and liquidity risk including redenomination risk

¡  Meeting regulatory expectations in relation to the PRA Leverage Ratio during 2014

¡  Implementing and embedding the ERMF across Risk including further enhancement of reputation and conduct risk management

¡  Continuing to manage and control impairment across the firm

¡  Continuing to enhance and strengthen our operational risk management processes

¡  Further enhancing Recovery and Resolution Planning and responding to regulatory requirements for structural reform (e.g. UK Retail Ring Fence)

> 15

Strategic Risk overview > continued

Example of a related strategic objective and associated risks

Principal Risk	Objective	Example of a significant risk taken in pursuit of the objective
Credit risk
The suffering of financial loss should any of our customers not fulfil their contractual obligations to the Group.	We are committed to supporting all our customers, counterparties and clients in their day-to-day banking needs and to tailoring our products to meet their requirements.	The credit risk that the Group faces from providing services to customers mainly arises from the default of wholesale and retail loans and advances particularly in a deteriorating credit environment.
Market risk
The reduction to earnings or capital due to volatility of trading book positions or an inability to hedge the banking book balance sheet.	To provide a range of execution and risk management services across all the major traded product classes.	Extreme market events have the potential to create large losses.
Funding risk
Failure to maintain capital ratios and liquidity obligations could lead to an inability to support normal business activity and meet liquidity regulatory requirements.

To maintain high levels of quality capital to ensure we have the financial strength to continue supporting customers and clients, be it lending to creditworthy small businesses or arranging the financing of large cross-border projects.

If we cannot forecast our future capital needs accurately, for instance because of unforeseen regulatory actions or unexpected losses, a funding shortfall may occur.
Operational risk
Losses or costs resulting from human factors, inadequate or failed internal processes and systems or external events.	To provide our personal customers with 24/7 access to the widest range of account facilities to enable them to pursue their financial goals, whenever they want and wherever.	Criminals are constantly searching for ways to perpetrate fraud against Barclays and its customers.
Conduct risk
Detriment caused to our customers, clients, counterparties, or the Bank and its employees because of inappropriate judgement in the execution of our business activities.	We seek to provide customers with products that are tailored to their changing needs and the evolving financial landscape.	In pursuit of business, products may be sold to customers and clients that are unsuitable because of inadequate complexity, liquidity or other factors.
Reputation risk
Damage to Barclays brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.	We aim to become the ‘Go-To’ bank for customers and all stakeholders.

The negative events that have beset Barclays and the banking industry in past years could recur if we failed to identify and pro-actively mitigate the risk of failure to act in accordance with our purpose and values.

16 >

Examples of how Barclays mitigates the risk...	...and how this primarily contributes to our scorecard

The Group sets out the level of risk it is prepared to accept through the risk appetite agreed by the Board and closely monitors and manages the risk during the year through, for example, the application of mandate and scale limits. When a customer does experience financial difficulties the Group may assist by offering a forbearance programme which is structured to be appropriate to the nature and expected duration of the their distress. It aims to provide the customer with a sustainable programme to help return them to good financial health.

Customers & Clients Citizenship Company

We have built a business centred on client needs as opposed to the pursuit of profits from price changes and our well embedded stress testing framework helps ensure our portfolio is not overly exposed to extreme market events.

Customers & Clients Company

Capital planning is a significant component of our stress testing framework. The adequacy of all categories of capital are tested under severe economic and market scenarios, including consideration of business losses, and the availability of funds in the market according to different scenarios. Mitigation plans are developed based on this analysis.

Customers & Clients Citizenship Company

Our Fraud Risk management team works to ensure we keep ahead of fraudsters by investing in technology, and ensuring we support clients where incidents may occur.	Customers & Clients Citizenship

We have developed a suitability framework that clarifies the criteria that must be followed before a product is considered suitable for a customer or client. It ensures that management and their teams consider how customers’ needs may change in the future under various scenarios.

Customers & Clients Colleague Conduct

As part of our plan to become the ‘Go-To’ bank, the Transform Programme places significant emphasis on values. All members of staff have received extensive training and senior management aim to embody our new values in everything they do. These values are being embedded in all of the bank’s activities.

Customers & Clients Citizenship Conduct

> 17

About Barclays

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

Our business is structured around the following businesses:

UK Retail and Business Banking (UK RBB)

UK RBB is our UK high street bank providing retail banking services and general insurance to individuals and business banking services to small and medium enterprises (SMEs).

We focus on providing core banking through a network of branches, telephony and digital channels, enabling customers to be serviced in ways that best suit their lives:

–	Personal and Business banking (including current accounts, savings and payments)

–	Lending (secured and unsecured) – mortgages, loans and overdrafts

We deliver a sustainable contribution to Group revenue through offering long term value and great customer service to our customer base, prudent risk management and charging for:

–	Interest income from loans less interest paid on deposits

–	Fees for services provided

Our aim is to become the ‘Go-To’ bank for all of our customers. That means we want all of our customers to be advocates of Barclays.

18 >

About Barclays

We will achieve this by significantly improving and differentiating customers’ experience of banking with Barclays – through routine transactions and at the vital moments in their life.

In 2013 we implemented a number of initiatives to affect this ambition:

–	We made significant progress in our core processes satisfaction scores

–	We asked customers how we can make banking better through the Your Bank campaign and we’re using their ideas to make some real improvements

–	We are also evolving the way we operate to meet customers’ changing needs. The pilot we’ve recently announced with Asda, bringing us closer to offering services where and when our customers want them, and SkyBranch, which transforms how our telephony business connects with customers, are great examples of this

Europe Retail and Business Banking (Europe RBB)

Europe RBB offers a local presence for Barclays customers in Spain, Italy, Portugal and France, providing retail banking services to mass affluent individuals and business banking services to SMEs.

We offer a full range of banking, investment and insurance products tailored to meet our customers’ needs.

These include:

–	Day-to-day transactional banking (e.g. current accounts, debit/deferred debit cards)

–	Lending (e.g. lines of credit, personal loans, mortgages)

–	Savings and investments (e.g. deposits, investment advice)

–	Insurance (e.g. protection and long term savings)

We charge for our services and raise Group revenue through:

–	Interest income from loans less interest paid on deposits

–	Regular fees (account fees, advice, service and investment advice)

–	Specific product sale and transaction fees

Our aim is to become the ‘Go-To’ bank for mass affluent customers. We will do this by providing customers with top quality service and a differentiated proposition based on relationship management and investment services.

In 2013 we launched initiatives to improve customer experience, including:

–	A new Premier value proposition which provides customers with an experience tailored to their needs and ambitions

–	Issuing iPads to our colleagues to speed up customer service and allow us to serve them where they are

–	Faster credit approvals – in Spain 98% of customers get a decision within 2 hours

–	Enhanced online capabilities which allow customers to customise the banking alerts and updates they receive from us

Africa Retail and Business Banking (Africa RBB)

Africa RBB is a leading pan-African retail and business bank serving customers and clients in 12 countries with a range of banking and bancassurance solutions.

We offer:

–	Full suite of retail banking products and services

–	Full range of commercial transactional, investment and lending products

–	Specialist investment banking, corporate banking, financing, risk management and advisory solutions

–	Insurance, fiduciary and non-banking related investment products and services to retail, commercial and corporate clients

–	Wealth management services for high net-worth individuals

Africa RBB contributes to income by:

–	Interest income from loans less interest paid on deposits

–	Regular fees (account fees, advice, service and investment advice)

–	Specific product sale and transaction fees

–	Commissions and spreads on client transactions

–	Minimising impairment through responsible lending and supporting customers and clients back to financial health

> 19

About Barclays

In Retail and Business Banking (RBB), we have focused on enhancing the customer experience. In South Africa this began with simplifying transactional product offerings, expanding the digital experience through the launch of our banking app, and rolling out a fully integrated online insurance platform. In our rest of Africa markets, customers are benefiting from revised Premier and Prestige banking proposition, Barclays Direct, Worldmiles Platinum credit / debit card as well as CashSend money transfer. It is our goal to simplify processes and improve customer experience.

For our Corporate and Investment Banking clients we continue to bring African clients to the global financial markets and give our global clients access to Africa. For example, we are leveraging our leading foreign exchange platform BARX Africa to trade 40 currencies across our key African markets. We have completed a pilot for Barclays.Net – a streamlined and full-featured cash management platform for our corporate and commercial clients with full roll-out in South Africa in 2014.

In 2013, we were named Best Debt House in Africa for the fourth consecutive year by EuroMoney, Best Bond House and Best FX House at the Spire Awards and we were voted best Overall Bank by Risk South Africa.

Barclaycard

Barclaycard, is a leading international payments business, offering payments and lending to individuals, and a range of business services including card issuing and payment acceptance services.

We enable consumers and businesses to make payments quickly, securely and internationally, facilitating the flow of funds for those wanting to make payments in-store and digitally.

We provide flexible credit solutions to consumers and small businesses via consumer and corporate credit cards, underwriting the credit risk.

We enable consumers and businesses to take payments, facilitating purchases in-store and digitally, while offering solutions for point of sale finance and merchant offers.

We charge for our products and services, contributing to Group revenue through:

–	Interest income from consumers and businesses opting to use the credit we offer

–	Transaction fees from facilitating the payment flow, both from consumers making payments and from businesses accepting payments

–	Service fees from value-added features for consumers and businesses, such as monthly fees for point of sale terminals or the fee for transferring an outstanding credit card balance from another card

Barclaycard serves 35.5m customers, an 8% increase on prior year and 350k business clients, an 11% increase. We have focused on offering customers simple, innovative products as part of our objective of moving from satisfied customers to customers who are strong advocates of our business

We have continued to build on a heritage of innovation, supporting more than 1m payments enabled devices across three continents and working with Transport for London on acceptance of contactless cards for over 6.5m bus journeys in the UK. We have launched bFlex, a revolutionary, flexible finance product designed for online purchases.

Our tailored offers engine for UK customers, ‘bespoke’, has reached over 800k registered users, of whom over half are new to Barclays. We have also worked with other areas of Barclays to better serve our customers, such as through the ‘Better Together’ initiative, which combines current accounts and Barclaycard Freedom Rewards to provide customers with access to credit and the launch of Absa Pebble, Africa’s first mobile payment acceptance device.

Through our customer focus, we have seen a 39% reduction in complaints to a level of 3.12 per 1,000 accounts in 2013 and zero high-rated Regulatory Compliance monitoring reviews. Our leading products have received numerous industry awards, including the Moneyfacts award for ‘Best Card Provider’ for both our Balance Transfer rate (3rd year in a row) and Standard rate products in the UK, being ranked 2nd among Visa/MasterCard issuers in the 2013 JD Power industry customer service rankings in the US and winning the ‘Best Corporate Card Provider’ at the Business Travel Awards.

20 >

About Barclays

Investment Bank

The Investment Bank serves large corporate clients, financial institutions, governments and institutional investors with financial advisory, capital-raising, financing and risk management services

Our Investment Banking Division provides:

–	Long term strategic advice on mergers and acquisitions, corporate finance and strategic risk management solutions

–	Execution and risk management services across the full range of asset classes including equity and fixed income, currency and commodity products

–	Prime brokerage services including financing, clearing and settlement of transactions and account servicing and reporting

–	Multi-asset class and macroeconomic research delivering actionable ideas to help our clients make informed investment decisions

We generate revenue in many different ways, depending on the services we provide to a client. We may charge for our knowledge and expertise, our platform, our capital, or a combination of the above.

That can include fees for our advice, commission for underwriting financing transactions, interest on loans to corporates or other banks, or the price spread on client trades, amongst other things.

Becoming the ‘Go To’ partner for our clients is about building strong and deep relationships which enable us to support them in achieving their ambitions. To attain this aim we are focused on:

–	Building strategic relationships with our clients by providing long-term solutions

–	Providing a world-class client experience through the calibre of our people

–	Offering seamless and efficient execution of transactions

–	Developing the highest standards of client conduct through an enhanced product suitability framework

In 2013, we were named the best Flow House in Western Europe, the Best Flow House in North America and the best UK investment Bank by Euromoney.

Corporate Banking

Corporate Banking is a leading provider of cash management, lending and trade financing to corporate clients in the UK and South Africa, and global businesses, financial institutions and international organisations.

We do this by:

–	Lending to firms, supporting operations and fuelling growth

–	Safeguarding clients’ deposits and enabling them to manage their cash

–	Facilitating clients’ payments and receipts

–	Financing global trade and providing foreign exchange

–	Protecting larger companies from the risk of adverse market changes

–	Introducing products and services from other parts of the group, such as Barclaycard, Wealth, Investment Management and Investment Bank

Corporate Banking contributes to income by:

–	Self-funding client lending with deposits

–	Earning stable interest income from lending

–	Generating fees for providing transactional services

–	Earning share of the income from referrals to Barclaycard, Wealth and Investment Bank

–	Minimising impairment through responsible lending and supporting clients back to financial health

Corporate Banking is focused on becoming the ‘Go-To’ bank for business, corporate and institutional clients.

We are committed to helping businesses succeed and achieve their

> 21

About Barclays

ambitions, no matter how complex or challenging. Our clients benefit from in-depth sector expertise – over 45 sector teams, and tailored industry research.

Our products and services are regularly recognised through industry awards, e.g. in 2013:

–	Best Trade Bank in the UK – Global Trade Review

–	Best Domestic Cash Manager in the UK – Euromoney

–	Best Trade Bank in Africa – Treasury Management International

–	UK Education Lender of The Year – for the fourth year running

We are constantly looking for ways to make our client interactions as simple and instant as possible – whether that is reducing time to set-up new client accounts or providing our front-line teams with iPads to deliver more insight directly to clients.

We see technology as a key means of responding proactively to clients’ changing needs. We continue to roll-out Barclays.net (our internet based cash management service) and Pingit for Corporates, which now allows clients to complete a full spectrum of payment options via their smartphone.

Wealth and Investment Management

Wealth and Investment Management (W&IM) is a leading global wealth manager and advisor, providing private and intermediary clients with international and private banking, investment management, fiduciary services and brokerage

We provide a range of wealth and investment management services, including:

–	Investment management and advice

–	Investment trading services

–	Wealth advisory services

–	Banking

–	Lending

–	Corporate wealth advisory and consultancy services

We contribute to income by:

–	Fees and commission

¡	for our advice

¡	in providing a service (such as banking)

¡	on execution/arrangements (such as broking or mortgages)

–	Interest income (for example, lending)

We are building centres of excellence within Barclays for investment management and managing offshore banking relationships, as well as an online investment proposition for self-directed clients, which will significantly enhance our capabilities in this space.

We are making great strides in digital innovation, as evidenced by our voice biometrics programme, launched in 2013, and the continuing success of the online marketing service (Little Book of Wonders) for our high net worth clients.

22 >

Chairman’s governance overview

‘Key for the Board is ensuring that we have in place the right strategy, a robust and appropriate risk management and control framework and the right people to create long-term value for shareholders.’

The UK Corporate Governance Code makes clear the principle that the Board should set the company’s strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives and review management performance.

The right strategy

As a Board, we set direction and risk appetite and provide oversight and control of management in the day-to-day running of the business. As Chairman, I seek to ensure that adequate time is set aside at Board meetings for the open and collective discussion and debate of significant issues, most importantly, strategy. Once a well-informed decision is reached, we empower management to then execute that decision, with our ongoing oversight and support. This established process underpinned our endorsement of the Transform programme in early 2013 and the decision we made in July 2013 to undertake a rights issue.

The right risks and controls

It is essential that our risk culture supports our risk profile and that we have visible and dedicated risk management leadership, both in the Boardroom and in executive management. In 2013 we enhanced our internal control and risk management framework by creating a new Board-level committee charged with specific oversight of operational and conduct risks, reputational matters and our citizenship strategy. We also created a Board Enterprise Wide Risk Committee, whose role is to focus on a holistic view of our risk appetite and risk profile and to seek to identify potential future risk.

The right people

Talent development and succession planning are critical components of sustainable success and this starts at the very top, in the Boardroom. It is vital that we have on the Board the right balance and diversity of expertise, skills, experience, perspectives and, most crucially, independence of thought and action.

All Board appointments are made on merit, in the context of the diversity required for an effective Board, including diversity of skills, experience, background and gender. The aims set out in our Board Diversity Policy, published in April 2012, were to have 20% of the Board made up of women by the end of 2013, and for that position to have exceeded 25% by the end of 2015. There were three women on the Barclays Board at the end of 2013 (20%), compared to one woman at the end of 2012 (8%). Our Board Diversity Policy can be found on our website, Barclays.com

Sir David Walker

Chairman

Board Gender Balance

1 Directors – Men 2 Directors – Women	31.12.13 12 3	31.12.12 11 1

> 23

Group overview

Chief Executive’s strategic review

Strategy and operating environment

Business model/Value creation

Balanced Scorecard

Group Finance Director’s review

Strategic Risk overview

About Barclays

Chairman’s governance overview

Summary remuneration report

02 04 06 08 10 12 14 18 23 25

Good governance is vital in supporting the delivery of our strategic priorities. More information on the role of the Board and its Committees can be found in ‘Corporate Governance in Barclays’ which is available online at Barclays.com

Our Board

Sir David Walker (74) Group Chairman

Antony Jenkins (52) Group Chief Executive; Executive Director

Mike Ashley (59) Non-executive Director

Tim Breedon (56) Non-executive Director

Fulvio Conti (66) Non-executive Director

Simon Fraser (54) Non-executive Director

Reuben Jeffery (61) Non-executive Director

Wendy Lucas-Bull (60) Non-executive Director

Tushar Morzaria (45) Group Finance Director; Executive Director

Dambisa Moyo (45) Non-executive Director

Frits van Paasschen (52) Non-executive Director

Sir Michael Rake (66) Deputy Chairman and Senior Independent Director

Diane de Saint Victor (59) Non-executive Director

Sir John Sunderland (68) Non-executive Director

Steve Thieke (68) Non-executive Director

Detailed biographies can be found on pages 59 to 61

Board Governance Framework

Our Board Committees

Board Committee	Role

Board Enterprise Wide Risk Committee	Chaired by Sir David Walker It takes an enterprise-wide view of risks and controls and brings together the overall risk appetite and risk profile of the business

Board Audit Committee	Chaired by Mike Ashley It takes a largely backward-looking view, focused on financial reporting and control issues, including overseeing any control issue remediation plans

Board Conduct, Reputation and Operational Risk Committee	Chaired by Sir David Walker It takes a largely forward-looking view of conduct risk, operational risk and reputation risk, including recommending the level of risk Barclays is prepared to take

Board Financial Risk Committee	Chaired by Tim Breedon It takes a largely forward-looking view of financial risk appetite and financial risk profile (credit, market, liquidity and funding risk) across Barclays

Board Remuneration Committee

Chaired by Sir John Sunderland

It sets the overarching principles and parameters of remuneration policy across Barclays and approves remuneration arrangements for executive directors, senior executives and individual remuneration awards

Board Corporate Governance and Nominations Committee

Chaired by Sir David Walker

It makes recommendations on Board and Board Committee composition and effectiveness, Board and executive succession plans, talent management strategy and corporate governance

Governance in action

Our Board Committees continued to support the delivery of our strategic priorities during 2013:

¡	Board Audit Committee: estimating customer redress provisions, in particular PPI redress provisions, was an area of focus for the Board Audit Committee in 2013. The Committee played a key role in evaluating and challenging the assumptions underlying the provisions made.

¡	Board Conduct, Reputation and Operational Risk Committee: during 2013 the Board Conduct, Reputation and Operational Risk Committee spent time on developing Barclays’ approach to Conduct Risk, establishing what it means for Barclays and how we will manage it in a way that ensures positive outcomes for our customers and clients.

¡	Board Financial Risk Committee: the possibility of a Eurozone crisis remained during 2013, as the weak growth outlook continued to raise concerns about sovereign creditworthiness in some countries. The Board Financial Risk Committee’s focus was on continuing to reduce Barclays’ exposure to redenomination risk.

¡	Board Corporate Governance and Nominations Committee: executive succession and talent management are a critical component of long-term success. 2013 saw the Board Corporate Governance and Nominations Committee increase its focus on talent management.

You can read more about Governance in Action in the Corporate governance report, which is available on pages 29 to 53
The activity of the Board Remuneration Committee during 2013 is described in the Remuneration report.

24 >

Summary remuneration report

‘Our aim is to deliver a greater share of the income we generate to shareholders while remaining competitive on pay. Although profits for 2013 were down, the 38% reduction in incentives in the previous two years had begun to cause demonstrable damage to our business. The difficult decision to address this by increasing incentives in certain key areas is in the long term interest of shareholders. We remain fully committed to reducing the ratio of compensation to adjusted net operating income over time.’

Dear Shareholders

The Committee’s objective is to maximise long term value for shareholders by ensuring that we do not pay more than is necessary while remaining competitive.

Remuneration Committee work in 2013

Determining the 2013 incentive pool was an extremely difficult decision for the Committee. We were acutely aware of public sentiment and of the challenge of presenting shareholders with an increased pool in a year where profits have fallen. The Committee concluded that a 2013 incentive pool of £2,378m was warranted. This was up 10% on the final 2012 incentive pool but it remains 32% below pool levels in 2010 when we started to reposition Barclays’ remuneration. Before adjustment for risk and conduct events the incentive pool was down 18% on 2012.

Significant progress has been made since 2010 in addressing imbalances in remuneration. The Barclays’ incentive pool reduced by 38% between 2010 and 2012 (48% for the Investment Bank) and bonuses for Managing Directors in the Investment Bank are fully deferred. The dilemma faced by the Committee in 2013 was that these actions were not matched by our peers, most notably the major US banks who are among our primary competitors. As a result, our lack of pay competitiveness was beginning to cause demonstrable damage to our business, especially outside the UK. The global resignation rate for senior staff in 2013 was significantly above that in 2012. This was particularly marked in the Investment Bank with a near doubling of resignations of senior staff in the US. In making our 2013 decisions on incentives, the Committee sought to ensure the health of the franchise in the long term interest of shareholders.

As in 2012, consideration of risk and conduct events was an important aspect of the Committee’s work during 2013. We made total reductions of £290m to incentives for PPI, Interest Rate Hedging Products and other events. Of this, £176m of adjustments were made through reductions in LTIP awards that were granted in previous years and £114m of reductions were made to the 2013 incentive pool. This contrasts with risk and conduct adjustments to the incentive pool of £860m in 2012 for events including the investigation into the setting of inter-bank offered rates.

2013 compensation and incentive headlines

¡ Total compensation costs decreased 1% to £9,616m. Total compensation costs in the Investment Bank were slightly down at £4,634m (2012: £4,667m)

¡ This reduction in compensation costs in part offset the reduction in adjusted net operating income and meant that the Group compensation to adjusted net operating income ratio increased slightly to 38.3% (2012: 37.5%). Compensation as % of statutory net operating income declined to 38.7% (2012: 45.0%)

¡ There has been strong differentiation on the basis of individual performance to allow the Group to more effectively manage compensation costs

¡ While the final incentive pool is up on 2012, it is £1,106m or 32% below the 2010 outcome from when the Committee started its repositioning journey to reduce compensation. In the Investment Bank, incentive awards granted were 41% (£1,086m) below 2010 levels

¡  Before making adjustments for risk and conduct events, the 2013 incentive awards of £2,492m had been reduced 18% from 2012. After adjustments for risk and conduct, total incentive awards granted were £2,378m, up 10% on 2012

¡ Levels of deferral continue to significantly exceed the PRA Remuneration Code’s minimum requirements and are expected to remain among the highest deferral levels globally. 2013 bonuses awarded to Managing Directors in the Investment Bank were 100% deferred.

When determining the incentive pool we looked at it on a pre- and post-adjustment basis for risk and conduct events. The Committee concluded that an incentive pool for 2013 of £2,492m on a pre-adjustment basis was appropriate. This is 18% down on the equivalent pre-adjustment pool in 2012. After applying an adjustment for risk and conduct events of £114m, the final 2013 incentive pool is £2,378m, up 10% on 2012, reflecting the lower level of risk and conduct adjustment for 2013. For a reconciliation of total incentive awards granted to the relevant income statement charge, see page 74.

A significant part of the Committee’s work in 2013 was reviewing how to restructure executive Director and senior executive remuneration for compliance with new EU regulation, the Capital Requirements Directive IV and, in particular, the capped ratio of variable to fixed pay. Our approach is based on a new class of fixed pay called Role Based Pay. We are seeking shareholder approval at the 2014 AGM for a maximum ratio of variable to fixed pay of 2:1. For executive Directors, the level of Role Based Pay will be capped for the term of the policy and will be delivered in shares which will be subject to a holding period of up to five years to ensure alignment with shareholders. The Committee has recognised that in return for greater certainty there should be a reduced total remuneration opportunity.

Focus in 2014

The Committee will continue to focus on the need to pay at levels required to attract, retain and motivate our people. While not paying more than we judge to be necessary, we will ensure that we can continue to pay our people competitively and simultaneously seek to deliver a greater share of the income we generate to shareholders. We will be informed in this work by a continuing constructive engagement and dialogue with our shareholders and our other stakeholders.

I encourage you to read our full Remuneration report on pages 65 to 101 of the 2013 Annual Report or at www.barclays.com/annualreport.

On behalf of the Board

Sir John Sunderland

Chairman, Board Remuneration Committee

3 March 2014

> 25

  Group overview

  Chief Executive’s strategic review

  Strategy and operating environment

  Business model/Value creation

  Balanced Scorecard

  Group Finance Director’s review

  Strategic Risk overview

  About Barclays

  Chairman’s governance overview

  Summary remuneration report

02 04 06 08 10 12 14 18 23 25	The next two pages provide the 2013 single total figure of remuneration for each Director, which form part of the Annual Report on Directors’ remuneration.

Single total figure for 2013 remuneration

The following table shows a single total figure of remuneration in respect of qualifying service for each executive Director together with comparative figures for 2012.

Executive Directors: Single total figure for 2013 remuneration (audited)

	Salary £000		Taxable benefits £000		Bonus £000		LTIP £000		Pension £000		Total £000

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Antony Jenkins[a]	1,100	373	138	19	0	0	0	0	364	137	1,602	529
Tushar Morzaria[b]	171	–	14	–	1,200	–	0	–	43	–	1,428	–
Chris Lucas[c]	501	800	47	34	500	0	985	643	125	200	2,158	1,677

a	Antony Jenkins joined the Board with effect from 30 August 2012.
b	Tushar Morzaria joined the Board with effect from 15 October 2013.
c	Chris Lucas stepped down from the Board with effect from 16 August 2013 due to ill health.

Additional information in respect of each element of pay for the executive Directors (audited):

Base salary

Antony Jenkins has been paid a salary of £1,100,000 per annum as Group Chief Executive since his appointment to the role. Tushar Morzaria commenced employment on 15 October 2013 on a salary of £800,000 per annum. Chris Lucas was paid a salary of £800,000 per annum.

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, home leave related costs, car allowance and the use of a company vehicle and driver when required for business purposes. The figure in the above table for Tushar Morzaria includes £4,576 of non-taxable relocation expenses. Further relocation expenses will be incurred for Tushar Morzaria.

Pension

Executive directors are contractually entitled to cash in lieu of pension contributions which reflects market practice for senior executives in comparable roles.

Annual bonus

Bonuses are earned by reference to the financial year and awarded in the following February. The Committee considered the performance of each of the executive Directors during their respective periods of office during the year. Their performance was assessed against their objectives agreed at the start of the year and comprised both Group and personal, financial and non-financial measures. Information on the Group measures is set out in the table below.

The executive Directors share collective responsibility for progress, as at the year end, against the Transform commitments set out at the start of 2013 and in the Rights Issue prospectus.

Objective	Targets / measures for 2013	Progress in 2013

Strategic progress: the Transform programme

Performance is assessed

against the Transform commitments of 2013

Financial measures in the Transform commitments included return on equity, cost to income ratio, core capital ratio, dividend payouts and risk weighted assets.

Non-financial measures include progress on cultural change, the development of the Balanced Scorecard and the reputation of and trust in Barclays.

Financial
		¡	Underlying performance has been resilient and momentum is building
		¡	CRD IV Risk Weighted Assets within the £440bn target for 2015
		¡	Fully loaded Common Equity Tier 1 capital ratio at 9.3% is on track to meet the target of 10.5% during 2015
		¡	Cost reduction plans on target for expenses of £16.8bn in 2015 excluding costs to achieve Transform
		¡	Adverse movement in cost to income ratio in 2013 mainly as a consequence of reduced income
		¡	Work done in 2013 to target a 40% dividend payout ratio from 2014, achieving a payout ratio of 40-50% over time

Non-financial
		¡	Barclays Purpose, Values and Behaviours published and cascaded throughout organisation, now integrated into day to day management processes. Data shows that the culture is changing at Barclays.
		¡	Balanced Scorecard published shortly after the year end. Data shows reputation of and trust in Barclays is improving.

2013 Financial and risk measures	The executive Directors lead delivery of overall performance measured by reference to income, profitability, risk weighted assets and return on equity	¡	Strength in the diversity of the Group’s income, underpinned by our traditional consumer and commercial banking franchises, and growth in Equities and Investment Banking in the Investment Bank
		¡	But income in the Investment Bank overall was down 9% driven by a decrease in FICC
		¡	Adjusted profit before tax was down 32% year on year due to reduced income and costs to achieve Transform
		¡	Successful execution of Rights Issue
		¡	Strong financial fundamentals across funding and liquidity, capital, credit risk management and margins
		¡	Adjusted return on average shareholders’ equity decreased to 4.5% principally reflecting the decrease in profit before tax.

26 >

Summary remuneration report > continued

The Committee and Board agreed that Antony Jenkins had performed strongly in his first full year as Chief Executive. However, on 3 February 2014 Antony Jenkins announced that he would decline any 2013 bonus offered to him by the Committee, citing the Rights Issue, restructuring costs and costs associated with legacy issues as his reasons.

60% of Tushar Morzaria’s 2013 bonus of £1.2m will be deferred through a Share Value Plan award vesting over three years. 20% will be paid in cash and 20% in shares. All shares are subject to a six month holding period from the point of release. The bonus reflects both Tushar’s performance at Barclays and his forfeited bonus opportunity when he left his previous employer to join Barclays.

The Committee decided to award Chris Lucas a 2013 bonus at a level of 40% of the maximum (the maximum being 250% of salary), pro-rating the resulting amount to reflect his service during 2013. The resulting award of £500,000 will be 100% deferred through a Share Value Plan award vesting over three years, each annual release of shares being subject to an additional six month holding period.

LTIP

The LTIP amount included in the 2013 single total figure of remuneration is the value of vesting amounts in 2013 in relation to the LTIP award granted in 2011. Chris Lucas was the only executive Director participant in this cycle. Accordingly, as Antony Jenkins and Tushar Morzaria were not participants in this cycle, the LTIP figure in the single figure table is shown as zero for both of them. Vesting was dependent on the performance period ending in 2013. The performance achieved against the performance targets is shown below.

Performance measure	Weighting	Threshold	Maximum 100% vesting	Actual	% of maximum achieved

Return on Risk Weighted Assets (‘RoRWA’)	60%	23% of award vests for average annual RoRWA of 1%	Average annual RoRWA of 1.5%	0.4%	0%

Loan loss rate	30%	10% of award vests for average annual loan loss rate of 95 bps	Average annual loan loss rate of 81 bps or below	71 bps	30%

Sustainability metrics	10%	Performance against the sustainability metrics is assessed by the Committee to determine the % of the award that may vest between 0% and 10%		0%	0%

The award was also subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should vest to the extent of 30% of the maximum number of shares under the total award. The shares are scheduled to be released in March 2014.

Chairman and non-executive Directors

Remuneration for non-executive Directors reflects their responsibility and time commitment and the level of fees paid to non-executive directors of comparable major UK companies.

Chairman and non-executive Directors: Single total figure for 2013 fees (audited)

	Fees		Benefits		Total

	2013 £000	2012 £000	2013 £000	2012 £000	2013 £000	2012 £000

Chairman
Sir David Walker[a]	750	167	17	6	767	173

Non-executive Directors
Michael Ashley[b]	39	–	–	–	39	–
David Booth[c]	185	170	–	–	185	170
Tim Breedon[d]	183	18	–	–	183	18
Fulvio Conti	110	110	–	–	110	110
Simon Fraser	140	140	–	–	140	140
Reuben Jeffery III	124	105	–	–	124	105
Sir Andrew Likierman[e]	45	135	–	–	45	135
Wendy Lucas-Bull[f]	25	–	–	–	25	–
Dambisa Moyo	129	120	–	–	129	120
Frits van Paasschen[g]	33	–	–	–	33	–
Sir Michael Rake	220	220	–	–	220	220
Diane de Saint Victor[h]	90	–	–	–	90	–
Sir John Sunderland	189	161	–	–	189	161
Alison Carnwath[i]	–	114	–	–	–	114
Marcus Agius[j]	–	750	–	1	–	751

Total	2,262	2,210	17	7	2,279	2,217

Notes

a	Sir David Walker joined the Board as a non-executive Director with effect from 1 September 2012 and as Chairman from 1 November 2012.
b	Michael Ashley joined the Board as a non-executive Director with effect from 18 September 2013.
c	David Booth retired from the Board as a non-executive Director with effect from 31 December 2013.
d	Tim Breedon joined the Board as a non-executive Director with effect from 1 November 2012.
e	Sir Andrew Likierman retired from the Board as a non-executive Director with effect from 25 April 2013.
f	Wendy Lucas-Bull joined the Board as a non-executive Director with effect from 19 September 2013.
g	Frits van Paasschen joined the Board as a non-executive Director with effect from 1 August 2013.
h	Diane de Saint Victor joined the Board as a non-executive Director with effect from 1 March 2013.
i	Alison Carnwath resigned from the Board as a non-executive Director with effect from 24 July 2012.
j	Marcus Agius stepped down as Chairman and as a non-executive Director on 2 July 2012.

> 27

Governance

The governance process of Barclays and reports from each of the Board Committees presenting how the Board support the delivery of the strategy.

28 >

Corporate governance report

‘Key for the Board is ensuring that we have the right strategy, a robust and appropriate risk management and control framework and the right people in place to create long-term value for shareholders.’

Dear Shareholders

Last year, in my first report as Chairman, I outlined the important ways in which Barclays was changing, in terms of its culture and values, its leadership and its risk management and control framework. I look back on my first full year as Chairman and can say with some confidence that substantial progress has been made in implementing these necessary changes.

Doing business in the right way

We recognised that to embed cultural change we had to change how our people behave, including challenging established mindsets and attitudes. As part of our Transform programme, we have set a simple goal – to make Barclays the ‘Go-To’ bank for all our stakeholders. We have defined a common purpose to assist us in reaching that goal, which is to help people achieve their ambitions in the right way. And we have clearly set out the values – respect, integrity, service, excellence and stewardship – that we expect everyone in Barclays to demonstrate in achieving that purpose. To reinforce these values and drive good behaviours, 2013 saw the launch of The Barclays Way, a single code of conduct, which is fully endorsed by the Board and applies across Barclays. It sets out how the values should be put into practice by each of us in our interactions with Barclays’ colleagues, customers and clients, governments and regulators, business partners, suppliers, competitors and the wider community in which we operate. You can read The Barclays Way on our website at Barclays.com.

To support the achievement of sustainable business performance, which is vital for the long-term success of Barclays, we have also introduced a Balanced Scorecard to measure Barclays’ performance. This sets out a series of measurable financial and non-financial commitments, covering our 5Cs – Customer & Client, Colleague, Citizenship, Conduct and Company – so that we, and our stakeholders, have a clear idea of what success looks like on our journey to becoming the ‘Go-To’ bank. You can read more about the 5Cs and the Balanced Scorecard in the Strategic Review.

The right strategy

Key for the Board is ensuring that we have the right strategy, a robust and appropriate risk management and control framework and the right people in place to create long-term value for shareholders. Our role as the Board is to set direction and risk appetite and to provide oversight and control of management in running the business on a day-to-day basis. We rely on management for timely and relevant information, to distil complex and technical material into matters requiring often finely balanced business judgments and to identify the significant issues and present them to the Board for discussion and decision. One of my roles as Chairman is to ensure that the Board receives the information it needs when it needs it, to ensure that there is adequate time set aside at Board meetings for the open and collective discussion and debate of significant issues and, once a well-informed decision is reached, to empower management to then execute that decision with the ongoing oversight and support of the Board.

I can think of no better examples of this process in action than the Board’s endorsement of the Transform programme in early 2013 and the decision we made in July 2013 to undertake a rights issue. Below you can read about the Board’s role and the intensive oversight to which both were subject.

The right risks and controls

As a financial institution, it is our business to understand, measure, manage, price and mitigate risk. Putting it simply, taking risk is what we do. In doing so, we recognise that we have a responsibility towards ensuring the safety, soundness and ethical operation of the financial system and are cognisant of the social impact should we fail in that regard. It is essential, therefore, that our risk culture supports our risk profile and that we have visible and dedicated risk management leadership, both in the Boardroom and in executive management.

> 29

I described to you in my report last year how we had enhanced our internal control and risk management framework by creating a new Board-level committee, the Board Conduct, Reputation and Operational Risk Committee, charged with specific oversight of operational and conduct risks, reputational matters and our citizenship strategy. As a result, 2013 saw a significant change in the nature and extent of the Board’s scrutiny of these increasingly important areas. Financial risks – credit, market and funding – continued to be examined by the Board Financial Risk Committee and the Board Audit Committee continued to discharge its responsibilities for oversight of financial reporting, internal control and internal and external audit matters. It is inevitable that there is the potential for overlap across these Board Committees and we have sought to ensure that their respective responsibilities and accountabilities are very clear.

We need also to ensure that rewards for our people are consistent with our values and do not incentivise inappropriate risk-taking or reward focus on short-term returns: the Board Remuneration Committee developed and implemented changes to our remuneration structure in 2013 to ensure that remuneration is closely linked to the achievement of sustainable performance and long-term value creation. This is reflected in high levels of deferral for senior management, tougher performance conditions attached to awards and adjustments for current and historic risk, including the operation of malus. To bring the entire risk profile of Barclays together at Board level, we also created a Board Enterprise Wide Risk Committee, whose role is to focus on a holistic view of Barclays’ risk appetite and risk profile and to seek to identify potential future risk, or the ‘unknown unknowns’ that may emerge.

Each of these Board Committees reports below on the material issues they examined during 2013.

The right people

It is vital to Barclays’ long-term success that we have the right people, leadership skills and values in place. Talent development and succession planning are critical components of sustainable success and this starts at the very top, in the Boardroom.

It is an essential part of my role, as Chairman, to ensure that the Board has the right balance and diversity of expertise, skills, experience, perspectives and, most crucially, independence of thought and action. There were a number of changes to the Board in 2013: Diane de Saint Victor, Frits van Paasschen, Mike Ashley and Wendy Lucas-Bull joined the Board as non-executive Directors and Tushar Morzaria joined us as Group Finance Director. In early 2014, Steve Thieke joined the Board as a non-executive Director. We said farewell to Sir Andrew Likierman, who retired at the 2013 Annual General Meeting after nine years’ service; to Chris Lucas, who retired as Group Finance Director in August; and to David Booth, who retired at the end of 2013. Fulvio Conti and Simon Fraser will retire from the Board at the 2014 Annual General Meeting, having served for eight and four years respectively and I would like to thank them on behalf of the Board for their commitment and contribution. We have also seen changes in the chairmanship of two of the principal Board Committees with effect from 1 January 2014, with Mike Ashley succeeding Sir Michael Rake as Chairman of the Board Audit Committee and Tim Breedon succeeding David Booth as Chairman of the Board Financial Risk Committee. I can also report that, as at the end of 2013, there were three women on the Barclays Board (20%), compared to one woman at the end of 2012 (8%) and this progress is in line with the commitments we made in our Board Diversity Policy. You can find our Board Diversity Policy in the corporate governance section of Barclays’ website, Barclays.com.

I should take the opportunity here to advise that the Board has asked Sir John Sunderland, who will have served on the Board for nine years in June 2014, to remain on the Board until the 2015 Annual General Meeting. This is for two very important reasons. First, we would like to ensure continuity for the Board Remuneration Committee, which Sir John so ably chairs, although we hope to be able to appoint a successor to Sir John in the near future. Secondly, the Board Corporate Governance and Nominations Committee has started to plan for succession to me as Chairman in due course and has asked Sir John, with his substantial experience of business leadership more widely as well as that on the Board of Barclays, to lead that process. The Board considers that Sir John continues to demonstrate the essential characteristics of independence and that his independence will not be impaired by his serving for over nine years.

My report below on the activities of the Board Corporate Governance and Nominations Committee during 2013 describes in more detail our work on talent management and succession planning, both at Board level and more widely in Barclays.

The right priorities

As Chairman, I am primarily concerned with ensuring that the Board is operating effectively and focusing its time, energy and attention on the right areas. Each year, the Board undertakes a formal evaluation of its own effectiveness and, since 2004, these evaluations have been externally facilitated. From the 2013 Board Effectiveness Review, the Board will agree a set of priorities, against which we will report progress in future years. Our aim will be to ensure that we, as a Board, are doing the right things, in the right way and, in doing so, are setting the right example for Barclays and our industry as a whole.

Sir David Walker

Chairman

3 March 2014

30 >

Corporate governance report > Board Governance Framework

Board Governance Framework

The Board has delegated certain responsibilities to Board Committees to assist it in carrying out its functions and to ensure independent oversight of internal control and risk management.

Committee	Role

Board Enterprise Wide Risk Committee	Takes an enterprise-wide view of risks and controls and brings together the overall risk appetite and risk profile of the business

Board Audit Committee	Takes a largely backward-looking view, focused on financial reporting and control issues, including overseeing any control issue remediation plans

Board Conduct, Reputation and Operational Risk Committee	Takes a largely forward-looking view of conduct risk, operational risk and reputation risk, including recommending the level of risk Barclays is prepared to take

Board Financial Risk Committee	Takes a largely forward-looking view of financial risk appetite and financial risk profile (credit, market, liquidity and funding risk) across Barclays

Board Remuneration Committee

Sets the overarching principles and parameters of remuneration policy across Barclays and approves remuneration arrangements for executive directors and senior executives and individual remuneration awards

Board Corporate Governance and Nominations Committee	Makes recommendations on Board and Board Committee composition and effectiveness, Board and executive succession plans, talent management strategy and corporate governance

Regulatory Investigations Committee

In addition to the principal Board committees, the Regulatory Investigations Committee, which was formed in late 2012, met nine times in 2013. The primary purpose of this Committee is to oversee certain regulatory investigations, to consider the findings of those investigations and to direct the scope and conduct of those investigations as appropriate, including directing and overseeing any remediation activities and considering whether any disciplinary action is required in respect of any Barclays employee. Sir David Walker assumed chairmanship of the Committee in early 2013, succeeding Sir Michael Rake, who remains a member of the Committee. The other Committee members are Mike Ashley, Diane de Saint Victor, Antony Jenkins and Sir John Sunderland.

Board activity – what is the role of the Board?

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. We determine the strategic objectives and policies of the Group to deliver such long-term value, providing overall strategic direction within a framework of risk appetite and controls. Our aim is to ensure that management strikes an appropriate balance between promoting long-term growth and delivering short-term objectives. We endeavour to demonstrate ethical leadership and promote the Company’s collective vision of the Company’s purpose, values, culture and behaviours. Each of the Directors must act in a way we consider, in good faith, would promote the success of the company for the benefit of the shareholders as a whole.

The Board is also responsible for ensuring that management maintain a system of internal control which provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In addition, the Board is responsible for ensuring that management maintain an effective risk management and oversight process at the highest level across the Group. In carrying out these responsibilities, the Board must have regard to what is appropriate for the Group’s business and reputation, the materiality of the financial and other risks inherent in the business and the relative costs and benefits of implementing specific controls.

The Board is also the decision-making body for all other matters of such importance as to be of significance to the Group as a whole because of their strategic, financial or reputational implications or consequences.

Specific key decisions and matters have been reserved for approval by the Board. These include decisions on the Group’s strategy, approval of risk appetite, capital and liquidity matters, major acquisitions, mergers or disposals, Board membership, financial results and governance issues, including the approval of the corporate governance framework. A schedule of matters specifically reserved to the Board can be found on Barclays’ website, Barclays.com.

We have set out the names of the Directors and their full biographical details, including the skills and experience they each bring to the Board, on pages 59 to 61. An explanation of the main roles on the Board is set out on page 32.

> 31

Board Allocation of Time (%)

	2013	2012
1 Strategy Formulation and Implementation Monitoring	41	39
2 Finance (incl. capital and liquidity)	22	12
3 Governance & Risk (incl. regulatory issues)	35	40
4 Other (incl. compensation)	3	9

All of our corporate governance practices have been bought together in one document, ‘Corporate Governance in Barclays’, which is available online at barclays.com/corporategovernance

Board attendance	Independent	Scheduled meetings eligible to attend	Scheduled meetings attended	Additional meetings eligible to attend	Additional meetings attended

Sir David Walker, Group Chairman	On appointment

Executive Directors

Antony Jenkins	Executive Director

Chris Lucas (to 16 August 2013)*	Executive Director

Tushar Morzaria (from 15 October 2013)	Executive Director

Non-executive Directors

Mike Ashley (from 18 September 2013)	Independent

David Booth	Independent

Tim Breedon*	Independent

Fulvio Conti	Independent

Simon Fraser	Independent

Reuben Jeffery	Independent

Sir Andrew Likierman (to 25 April 2013)*	Independent

Wendy Lucas-Bull (from 19 September 2013)	Non-Independent

Dambisa Moyo *†	Independent

Frits van Paasschen (from 1 August 2013)	Independent

Sir Michael Rake*	Independent

Diane de Saint Victor (from 1 March 2013)	Independent

Sir John Sunderland*	Independent

Lawrence Dickinson, Secretary

Scheduled meetings     Additional Meetings

* unable to attend certain additional meetings held at short notice owing to prior business commitments

† unable to attend two scheduled meetings held owing to prior business commitments

Roles on the Board

Role	Responsibilities

Chairman of the Board	¡	Leads the Board including its operation and governance
	¡	Builds an effective Board
	¡	Sets the Board agenda in consultation with Chief Executive and Company Secretary
	¡	Facilitates and encourages active engagement and appropriate challenge by Directors
	¡	Ensures effective communication with shareholders and other stakeholders and ensures members of the Board develop and maintain an understanding of the views of major investors
	¡	Acts as Chairman of Board Corporate Governance and Nominations, Board Conduct, Reputation and Operational Risk and Board Enterprise Wide Risk Committees. Member of Board Remuneration Committee

Group Chief Executive	¡	Recommends the Group’s strategy to the Board
	¡	Implements the Group’s strategy
	¡	Makes and implements operational decisions and manages the business day-to-day

Non-executive Director	¡	Effectively and constructively challenges management and helps develop proposals on strategy
	¡	Monitors the success of management in delivering the agreed strategy within the risk appetite and control framework set by the Board
	¡	Exercises appropriate oversight through scrutinising the performance of management in meeting agreed goals and objectives

Deputy Chairman and	¡	Provides a sounding board for the Chairman
Senior Independent	¡	Provides support for the Chairman in the delivery of his objectives
Director	¡	Serves as a trusted intermediary for the Directors, when necessary
	¡	Available to shareholders should the occasion arise where there is a need to convey concerns to the Board other than through the Chairman or Group Chief Executive

Company Secretary	¡	Works closely with the Chairman, Group Chief Executive and Board Committee Chairmen in setting the annual forward calendar of agenda items for the meetings of the Board and its Committees
	¡	Ensures timely and appropriate information flows within the Board, the Board Committees and between the Directors and senior management

32 >

Corporate governance report > Board Governance Framework continued

How has the Board changed?

The Board went through a period of planned refreshment during 2013, with five new Directors joining and three retiring.

We announced in early 2013 that Chris Lucas, our Group Finance Director, planned to retire for health reasons and had agreed to remain in position until we found a suitable successor. Being a key executive Board position, it was vital that the search was thorough and we subsequently announced in July 2013 that Tushar Morzaria would join the Board as Group Finance Director. An interim Group Finance Director was appointed in August 2013 to cover the period after Chris Lucas’s retirement was brought forward on health grounds and prior to Tushar Morzaria’s arrival in October 2013.

The Board is made up of a majority of independent non-executive Directors and we recognise the importance of ensuring that we have an appropriate balance of skills, experience and diversity, as well as independence. The Board Corporate Governance and Nominations Committee has identified the key skills and experience required for the Board to function effectively, which are recorded on a skills matrix. This sets out the core competencies, skills and diversity that are desired for the Board, including financial services, experienced chief executives from other industries and experience of the main geographical markets in which Barclays operates, together with target weightings for each. The extent to which each of these is represented on the Board is monitored by the Board Corporate Governance and Nominations Committee on an on-going basis using the agreed skills matrix.

Using the skills matrix, and having considered likely future Board and Board Committee requirements, the Board Corporate Governance and Nominations Committee identified specific areas in which the Board would benefit from additional experience. All appointments to the Board are made on merit, taking into account skills, experience, independence and diversity, including gender. The following appointments were agreed by the Board in 2013:

¡	Diane de Saint Victor joined the Board as a non-executive Director with effect from 1 March 2013, bringing with her a wealth of regulatory and legal experience, particularly in the US, and geographic experience from Europe;

¡	Mike Ashley’s appointment to the Board as a non-executive Director was announced in April 2013. This followed a search for a financial expert to strengthen the membership of the Board Audit Committee following Sir Andrew Likierman’s retirement at the AGM in April 2013 and to provide succession for Sir Michael Rake as Chairman of that Committee. Mike Ashley is a highly experienced former auditor, with a valuable breadth of experience, including risk management and investment banking. He joined the Board on 18 September 2013 and succeeded Sir Michael Rake as Board Audit Committee Chairman with effect from 1 January 2014;

¡	Frits van Paasschen, who joined the Board as a non-executive Director on 1 August 2013, has extensive knowledge of the retail sector and brings a global outlook with specific geographic experience from the US, Europe and Africa. He is a serving Chief Executive Officer, contributing a valuable strategic and commercial perspective; and
¡	Wendy Lucas-Bull joined the Board as a non-executive Director on 19 September 2013, bringing valuable direct banking experience, in depth knowledge of banking in Africa and a good understanding of Conduct risk. Wendy is chairman of Barclays Africa Group, which is majority owned by Barclays. The UK Corporate Governance Code (the Code) suggests that such a business relationship should be considered when determining a non-executive Director’s independence. The Board considers that Wendy demonstrates the essential characteristics of independence expected by the Board and set out in Barclays’ Charter of Expectations, but has decided not to designate her as an independent Director for the purposes of the Code. The Board continues to be made up of a majority of independent non-executive Directors.

In early 2014, we announced the appointment of Steve Thieke as a non-executive Director. His appointment brings to the Board significant experience in financial services, across regulation, investment banking and risk management, as well as substantial board level experience in both executive and non-executive roles.

Given the number of new Directors that have joined our Board, it is vital that they are provided with an effective, tailored induction aimed at providing each of them with the information they need to know in order to become as effective as possible in the shortest time possible. Our induction programmes are therefore designed to allow the new Director to build quickly:

¡	An understanding of the nature of Barclays, its business and the markets in which it operates and the opportunities and challenges for each Business Division

¡	A link with Barclays’ people

¡	An understanding of the relationships with Barclays’ main stakeholders, such as customers and clients, shareholders and regulators

Our induction programmes typically comprise a series of meetings with the head of each of Barclays’ major business divisions and Group functions. This allows the new Director to meet the business and function heads with responsibility for implementing the Board’s strategy and to discuss specific matters affecting that business or function. On completion of the induction programme, the new Director should have sufficient knowledge of the opportunities and challenges facing Barclays to enable them to fully contribute to the Board’s strategic discussions and oversight of the business. The following is an example of a typical induction programme; where a Director is joining a Board Committee, either as a member or as Committee Chairman, this programme is supplemented by a specific, tailored Committee induction programme:

> 33

Executive	Subject Matter

Group Chief Executive	CEO’s introduction (strategy and key priorities)

Business Division Chief Executives	Review of:
	¡	UK Retail and Business Banking businesses
	¡	Corporate and Investment Banking businesses
	¡	Corporate Banking business
	¡	Barclaycard business
	¡	Wealth and Investment Management businesses
	¡	Europe, Middle East Retail and Business Bank business

Group Function Heads (e.g., Group General Counsel, Chief Risk Officer)	Briefings on:
	¡	Legal function
	¡	Risk function
	¡	Operations and Technology
	¡	Compliance and relationship with regulators
	¡	Finance Group overview
	¡	Internal Audit function
	¡	Tax function
	¡	Treasury function
	¡	Investor Relations
	¡	HR function
	¡	Strategy and Corporate development

Senior Statutory Auditor	Areas of audit focus

Group Corporate Relations Director	Briefing on Citizenship and Brand and Marketing

Company Secretary	Role and responsibilities as a Director

In addition to induction on joining the Board or a Board Committee, a programme of briefings for all non-executive Directors is arranged each year in order to deepen their understanding of specific business or technical issues. During 2013, briefings were held on Barclays’ Equities, Fixed Income, Currencies and Commodities and Africa businesses, and the Board Financial Risk Committee and Board Audit Committee held a joint briefing session on Pillar 3 Reporting.

What has been the Board’s role in Transform?

The Code makes clear the principle that the Board should set the company’s strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives and review management performance. Our approach as a Board in support of this principle is to challenge and test proposals on strategy put forward by the Chief Executive and, following a decision by the Board on the policy or strategy to be adopted, offer full empowerment to the executive Directors to then implement that strategy, subject to continuing oversight from the Board.

Transform is our strategy for both improved financial performance and cultural change. In the fourth quarter of 2012, Barclays embarked on a strategic review, covering business performance, costs, funding and liquidity and purpose, values and behaviours, the outcomes of which were debated and endorsed by the Board in early 2013. In approving the strategy, the Board examined the results of the business portfolio review, which analysed each business both from a financial and reputational perspective, and evaluated proposals for reducing costs and risk weighted assets and for maintaining our capital, funding and liquidity positions. We also assessed proposed strategies for embedding cultural change, for changing the reward structure and for strengthening the control environment. The proposed strategy translated into a series of non-financial and financial commitments, which were announced in February 2013.

Board diversity

All Board appointments are made on merit, in the context of the diversity required for an effective Board, including diversity of skills, experience, background and gender. The aims set out in our Board Diversity Policy, published in April 2012, were to have 20% of the Board made up of women by the end of 2013, and for that position to have exceeded 25% by the end of 2015. Our Board Diversity Policy can be found on our website, Barclays.com.

The independence of non-executive Directors is reviewed on an annual basis as part of the Directors’ evaluation process, taking into account length of tenure, ability to provide objective challenge to management and any relationships that might be considered as factors when determining independence.

Balance of non-executive and executive Directors
1	2	12
Chairman	Executive Directors	Non-executive Directors

Industry/background experience[a]

Number of directors	Experience
8	Financial services
7	Political/regulatory contacts
8	Current or recent Chairman/CEO
3	Accountancy/financial expert
3	International (US)
5	International (Europe)
3	International (RoW)
2	Retail/marketing

a Individual Directors may fall into one or more categories

34 >

Corporate governance report > Board Governance Framework continued

In terms of implementation, each element of the Transform programme is supported by specific project workstreams, led by individual senior executives. For example, the Controls workstream is headed by the Head of Compliance and the Business Portfolio Review workstream is headed by the Financial Controller. Over the course of 2013, the Board regularly scrutinised the progress being made by each workstream and tracked performance against the commitments made, to satisfy itself that implementation remained on track and that the commitments will be met.

You can read more about the progress of the Transform programme in the Strategic Report.

What has the Board done to improve governance in light of the Salz Review recommendations?

In early April 2013, the report of the Salz Review into business practices at Barclays was published. This review was commissioned by the Board in July 2012 in the immediate aftermath of the publication of the LIBOR settlements.

The Salz Review was commissioned to examine Barclays’ values, principles and standards of operation – the historical culture – and to make recommendations for change. In April 2013, the Board examined each of the 34 recommendations made by the Salz Review and committed to implementing them. We published our initial response in late April 2013. The majority of the recommendations have been aligned to the Transform programme workstreams being implemented by management, with the recommendations on Board governance forming a distinct workstream that is being implemented by the Board. In terms of Board governance, some of the main actions we have taken are:

¡	Implemented a new framework for the Board-level governance of risk, with the creation of the Board Enterprise Wide Risk Committee and Board Conduct, Reputation and Operational Risk Committee;

¡	Increased the minimum time commitment expected of Board Committee Chairmen to 25-30 days per annum on top of their minimum Director commitment of 30-36 days. The expected time commitments for Board committee members are set out in Barclays’ Charter of Expectations, which is available at Barclays.com. In practice, Directors typically commit in excess of the minimum requirements;

¡	Developed a programme for non-executive Directors to engage with each business; and

¡	Focused on improving the quality and timeliness of information presented to the Board and its Committees.

You can read more about the progress that has been made in implementing the Salz Review recommendations on pages 102 to 105.

What was the outcome of the 2013 Board Effectiveness Review and what are the Board’s priorities for 2014?

The Board Corporate Governance and Nominations Committee engaged a new external facilitator, Bvalco, for the 2013 Board Effectiveness Review. Bvalco provide independent, formal and rigorous Board review services. I explain our reasons for appointing a new facilitator in my Board Corporate Governance and Nominations Committee Chairman’s report on pages 52 and 53.

The review took the form of a short questionnaire followed by interviews with each of the Directors, members of our Executive Committee and a number of our major shareholders. The evaluation covered the effectiveness of the Board as a whole, in particular its contribution to business strategy and culture, the effectiveness of Board Committees and Board composition. Peer to peer feedback was also sought for each of the Directors. A representative from Bvalco attended our December 2013 Board and Board Financial Risk Committee meetings as an observer, in order to see first-hand the dynamics in the Boardroom and the effectiveness of the meetings. In addition, Bvalco had access to Board and Board Committee papers for 2013.

Representatives from Bvalco presented to the Board in early 2014 on the findings of the Board Effectiveness Review and the recommendations arising. From the Board’s discussion of the review’s findings, the following areas for action were agreed:

¡	Board priorities: we agreed that we would better articulate the Board’s 2014 priorities, as opposed to the business priorities, and reflect these in Board and Committee agendas;

¡	The Board’s role in culture and cultural change: we agreed that attending a Barclays Values workshop would form part of the induction programme for new non-executive Directors and that arrangements would be made for existing non-executive Directors to attend a workshop. We also agreed that we would ensure that, in addition to the regular reports to the Board Conduct, Reputation and Operational Risk Committee, the Board as a whole would be kept directly informed on the progress of implementing cultural change;

¡	Leveraging the Board’s experience to support the Executive Committee: we agreed we would create extra time for more wide-ranging strategic discussions between the Board and Executive Committee members;

¡	Greater awareness of the work of Board Committees: we agreed to give more time, on a rolling basis, to Board Committee reporting to the Board, to allow all Directors to gain a deeper understanding of the workings of each Board Committee and their forward agendas;

¡	Improvements to the Board appointments process: given the number of recent changes to the Board, we agreed to ensure that all Board members are kept fully informed of prospective candidates and potential appointments; and

¡	Director induction: we agreed to improve the on-boarding process for new Directors, including partnering new Directors, if appropriate, with longer-serving Board members.

The Chairman has discussed with individual Directors any specific training or development needs arising from the review.

A report on the actions taken in response to the findings of our 2012 Board Effectiveness Review can be found on page 37.

> 35

Governance in action

Deciding to raise equity capital via a fully underwritten rights issue

A significant event for the Board in 2013 was the decision to raise equity capital via a rights issue. Once the PRA had introduced a 3% leverage ratio expectation and had requested that Barclays meet that expectation by 30 June 2014, a number of Board meetings were held over a short space of time in order to discuss a range of potential options presented by management that aimed to reduce leverage. The Board examined these options and considered their potential impact on Barclays’ business model, customers and clients, shareholders and the wider UK economy, as well as the likely views of the PRA, before deciding on a course of action.

The timeline below illustrates how the Board committed the time to discuss collectively this significant development; when information flowed up to the Board to enable it to evaluate the potential options for achieving the leverage ratio; how the Board came to agreement on the plan and supported management in its execution; and how the Board satisfied itself, to the best of its members’ knowledge and belief, as to the adequacy of the disclosures made by Barclays. In addition to the formal Board meetings, as Chairman I kept in close contact with Board members to ensure that they were kept informed of progress.

The Board was acutely aware of the importance of taking all reasonable care to ensure that the rights issue prospectus disclosed all matters that a potential purchaser of Barclays’ shares might be reasonably expected to find relevant. To support the Board, Christopher Saul of solicitors Slaughter and May, was appointed as an additional independent adviser to provide guidance on matters relating to Barclays, its business or the business environment more generally that, in his experience and having regard to capital markets practice, the Board should particularly take into account in approving the prospectus and any areas or matters in the prospectus on which the Board should particularly focus to satisfy itself as to the adequacy of disclosure. Christopher Saul held a number of meetings with various individual Directors and senior executives in advance of presenting to the Board on his assessment of the processes followed to prepare the prospectus, the issues likely to be of key interest to investors in choosing to take up their rights and how those issues were covered in the prospectus, in particular the disclosure of risk factors and dividend policy. This was in addition to the usual diligence and verification processes and advice received from the Group’s existing legal and other advisers and internal teams.

The rights issue was launched in mid-September 2013 and closed in early October 2013, with acceptances representing 94.63% of the new shares offered to shareholders.

June	July	August	September

Mid June: Board debated indications from the PRA of the capital, liquidity and leverage expectations it had of Barclays, following its assessment of major UK banks and building societies, and the initial potential options and timetable for meeting those expectations.

Mid July: Given subsequent discussions with the PRA, the Board examined a range of options presented by the Group Executive Committee for achieving the leverage ratio by 30 June 2014.

Throughout: discussions between various individual Board Directors and senior executives and Christopher Saul; opportunity for Board Directors to review iterations of the draft rights issue prospectus.

Early Sept: Board examined the disclosures in the draft rights issue prospectus, with the benefit of advice from Christopher Saul.

Mid June: Board undertook a preliminary evaluation of the range of initial potential options for achieving the expected leverage ratio, including assessing the likely impact on Barclays’ business model, customers and clients and the wider economy and possible shareholder reaction to the PRA’s expected announcement.

Late July: Board evaluated the components of a plan (the Leverage Plan), which included a potential rights issue. The Board approved a rights issue in principle and established and delegated authority to a Rights Issue Committee, comprising five Directors, including the Chairman, Deputy Chairman and Group Chief Executive, to give final approval and finalise the terms.

Mid Sept: Rights Issue Committee approved the rights issue documents.

20 June: PRA announcement regarding UK banks’ capital and Barclays’ initial public response to the new 3% leverage ratio expectation.	Late July: Rights Issue Committee approved the decision to launch a rights issue.		16 Sept: Rights issue launched.

30 July: Barclays announced its intention to raise approximately £5.8bn via a fully underwritten rights issue, as part of the Leverage Plan. The PRA announced that, based on Barclays’ projections, the Leverage Plan was a credible plan to meet the target.

36 >

Corporate governance report > Board Governance Framework continued

A summary of the Board’s progress against the actions arising from the 2012 Board Effectiveness Review is set out below:

Theme	Action Taken

Enhancing the relationship between the Board and the Executive Committee following changes in both Board and Executive Committee composition in 2012

Given the changes in Board and Executive Committee composition, a programme has been developed for 2014 that will allow the non-executive Directors to spend more time with business CEOs and their management teams. In addition, Board meetings were held in New York and Johannesburg during 2013, which allowed the Board greater opportunity to see operations at first-hand and to meet and interact with the respective management teams.

Ensuring that the working relationship between the Chairman and CEO is strong in recognition of the critical importance of this relationship to the effectiveness of the Board as a whole

The working relationship was assessed by the Board Corporate Governance and Nominations Committee during 2013. The Deputy Chairman and Senior Independent Director, Sir Michael Rake, also monitored the relationship and sought feedback from non-executive Directors ahead of his annual review of the Chairman’s performance.

Ensuring that the Board has greater line of sight into the views of key stakeholders

Non-executive Directors, in particular, Committee Chairmen, have held meetings with representatives from our main regulators in the UK, US and South Africa. Presentations from our regulators in the UK and US were also made to Board meetings. The Chairman and Group Chief Executive regularly updated the Board on any discussions held with regulators and other key stakeholders. In particular, the Board was kept updated on stakeholder views with regard to the Leverage Plan and associated rights issue.

Rebuilding trust with stakeholders with regard to Barclays’ remuneration policy, particularly in light of voting at the 2012 AGM	An extensive programme of stakeholder engagement on remuneration matters took place in 2013 and has continued into early 2014, including on the Group’s response to the remuneration aspects of CRD IV.

Ensuring that an appropriate balance of skills, experience and diversity on the Board is maintained	A number of changes were made to the Board during 2013, with the appointment of new non-executive Directors. These are described fully elsewhere in this report.

Further improving the quality of information flows to the Board to achieve an appropriate balance between data and analysis

Changes have been made to the form and content of material presented to the Board and Board Committees to ensure that the material focuses on key issues. Greater use has been made of the Board’s electronic portal to provide any detailed supporting data. Feedback has been sought from Board members on the form and content of specific papers so that any further improvements could be made.

Enhancing succession planning for key Board positions, in particular, continuing to ensure that the Board builds its knowledge and understanding of the depth of talent in the business

Succession planning for the Chairmen of the principal Board Committees has been an area of focus in 2013, with new Chairmen appointed to the Board Audit Committee and Board Financial Risk Committee. The Board Corporate Governance and Nominations Committee has focused on talent management, as described later in this report. To help the Board build its awareness of the depth of talent in the business a series of talent receptions were also held in London, New York and Johannesburg.

How does the Board satisfy itself that it understands the views of stakeholders?

The Board recognises that what Barclays achieves is only made possible by effective relationships with investors, customers and clients, employees and regulators. We are eager to ensure that we understand their views and concerns and also that we are able to effectively communicate our strategy, enabling us to come to a mutual understanding of respective objectives. Below are some examples of how we have sought to do that with our key stakeholder groups during 2013.

In order to promote effective and open communication with shareholders, we have published shareholder communication guidelines on our website, which can be accessed at Barclays.com/investorrelations.

Our Investors (both private and institutional)

Private Shareholders

We have a large number of private shareholders and are constantly striving to improve the service we provide. During 2013 we worked to deliver our 2013 Private Shareholder Relations strategy, with the objective of making shareholders’ lives easier where possible. All our shareholder documents are in Plain English and we aim to ensure that they are easy to understand and engaging. There is also a wide range of information for shareholders available on our website, Barclays.com.

We maintain a dedicated Barclays Shareholder Helpline so that shareholders can easily contact our Registrar if they have a question about their shareholding. In order to ensure that our Registrar provides the highest quality of service to our shareholders, we monitor their performance at a monthly review meeting using service reports.

> 37

Throughout 2013, we continued to actively encourage shareholders to sign up to Barclays e-view, which is an online portal that allows shareholders to manage their shareholding. We believe that communicating electronically with our shareholders ensures that they receive regular, up to date information directly to their inbox. We send emails to all Barclays e-view members each time we publish our results and provide details about the dividend, including links to Barclays.com where they can find more information. Barclays e-view members can instantly update their personal and bank details online. They can also view their share sales or purchases, vote online and download their electronic dividend tax voucher(s).

Ahead of the 2013 AGM we updated and amended our Shareholder Voting Instruction Card, which is sent to shareholders who request notification that our Annual Report and Notice of Meeting is available online, to include an attendance card. This enabled those shareholders who received the card and who also wished to attend the AGM to quickly and efficiently register on the day itself. This improved our shareholder registration process and was positively received by shareholders.

We are aware that some shareholders do not keep their personal details on the Barclays share register up-to-date. Starting in 2012, we conducted a tracing exercise to reunite over 24,000 Barclays Sharestore members, identified by our Registrar as having lost contact with us, with their shares and unclaimed dividends. I am pleased to confirm that at the end of March 2013, we had returned over £2m in dividends to shareholders. We plan to run an exercise on the ordinary share register during 2014 where we hope to trace 10,000 shareholders with over £5m in unclaimed dividends.

I would also like to take this opportunity to thank our shareholders for helping us to make two donations to charity in 2013. We donated over £40,000 to ABF The Soldiers’ Charity and over £89,000 to UNICEF. We ensured that we notified shareholders about these successes in our September and December 2013 dividend mailings. You can find out more about these donations in the Shareholder Information section in the Annual Report.

AGM

The AGM is a unique opportunity to engage with our shareholder population as a whole, particularly our private shareholders, and we are committed to making constructive use of it to meet with you, hear your views and answer your questions. I was available at the AGM, held on Thursday 25 April 2013, to answer your questions, as were the Chairmen of our Board Committees. I very much enjoy speaking to you more informally before and after the meeting, and I hope that those of you I was able to speak with at our 2013 AGM also found it interesting and informative.

In accordance with best practice, all resolutions at the 2013 AGM were considered on a poll, which was conducted by the Registrar and monitored by an independent scrutineer. The results, along with proxy votes lodged prior to the meeting, were made available on our website on the same day. The votes cast at the meeting represented 61-68% of all the shares in issue and all resolutions were approved.

The 2014 AGM will be held on Thursday 24 April 2014 at the Royal Festival Hall in London. The Notice of AGM can be found in a separate document, which is sent out at least 20 working days before the meeting. The Notice of AGM and the accompanying circular, which sets out a clear explanation of each resolution to be proposed at the meeting, can also be found at Barclays.com/agm. The resolutions will again be considered on a poll and the results will be announced via the Regulatory News Service and made available on our website on the same day. Shareholders unable to attend are encouraged to vote in advance of the meeting via Barclays.com/investorrelations/vote. They may also submit questions to the Board by writing to Shareholder Relations at 1 Churchill Place, London E14 5HP.

Institutional Investors

I met regularly in 2013 with our larger shareholders to hear their views on corporate governance matters, including remuneration, Board composition and specific AGM resolutions. Sir John Sunderland, Chairman of the Board Remuneration Committee, and Lawrence Dickinson, Company Secretary, also met regularly with larger shareholders and investor bodies to discuss remuneration matters. Feedback from these meetings was provided to the Board and appropriate Board Committees.

The Board was kept regularly updated on investors’ views. Copies of analyst reports on Barclays were made available to the Board on a regular basis and Directors were invited to attend results conference calls and investor presentations. A weekly communication from the Group Chief Executive to the Board included an update on investor sentiment and share price performance. In addition, as part of strategy discussions during 2013, the Board was briefed by an external adviser on how Barclays is viewed by institutional shareholders as an investment proposition.

Barclays Investor Relations is dedicated to managing relationships with institutional equity and debt investors. During 2013 approximately half of our shareholder engagement involved executive management including the Group Chief Executive, Group Finance Director or other senior divisional management from across the Group. We also enhanced the way in which we engaged with these stakeholders in the following ways:

¡	Established a New York based Investor Relations team to promote more regular communication with North American investors;

¡	Expanded our programme of debt investor meetings and established a fixed income results conference call for debt investors and analysts at our full year and interim results; and

¡	Increased the frequency of our dialogue with our shareholders through a global engagement programme of over 800 meetings across equity and debt investors.

Other stakeholders

Our main regulators in the UK and US interact on a regular basis with me and with the Group Chief Executive, Group Finance Director and the Chairmen of the principal Board Committees. This provides us with a first-hand view of regulatory matters. During 2013, more than 30 meetings involving me and individual non-executive Directors were held with representatives of our UK and US regulators, including 13 meetings that I attended. Any significant matters discussed in those meetings were reported to the Board or Board Committees as appropriate.

During 2013, the Board was updated on customer and client metrics, including Net Promoter Scores®, customer satisfaction rankings and complaint levels. The Group Chief Executive also reported regularly to the Board on meetings held with customers and clients.

Ensuring employees are well-informed, feel connected and understand our culture and objectives is vital if we are to deliver long-term value for our customers and clients. We build trust and seek feedback through regular two-way communications, both informally, through events such as internal forums and jams and formally, through our Employee Opinion Surveys. The outputs from these events and the results of Employee Opinion Surveys are reported to the Board by the Chief Executive. This helps us understand our colleagues’ views and concerns when shaping future organisational direction.

38 >

Corporate governance report > Board Audit Committee

The Committee’s terms of reference are available at Barclays.com/corporategovernance

Board Audit Committee Report

‘Ultimately, our activity is designed to support our over-riding purpose, which is to protect the interests of you, our shareholders.’

Mike Ashley

Chairman, Board Audit Committee

Dear Shareholders

I became Chairman of the Board Audit Committee with effect from 1 January 2014, having been a member since joining the Barclays Board last September. I would like to thank my predecessor, Sir Michael Rake, for his assured leadership of the Committee since becoming Chairman in 2009.

The report below describes how the Committee discharged its responsibilities during the last year, setting out the significant issues examined by the Committee in terms of assessing the integrity of the Group’s financial reporting, the effectiveness of internal controls and the performance of the auditors, both internal and external. Ultimately, our activity is designed to support our over-riding purpose, which is to protect the interests of you, our shareholders. Our aim is to act with the right levels of diligence to assure ourselves that appropriate and prudent judgments have been made with regard to financial reporting, that the financial statements provide a true and fair view of the company’s financial position and that the independent scrutiny by the auditors on behalf of our owners is both objective and effective.

Barclays is a large and complex business that is undergoing a period of substantial change, driven internally by the Transform programme and externally by continuing developments in the regulatory environment. In 2014 our focus will be on ensuring that the effectiveness of our control environment keeps pace with this level of change; that we continue to exercise appropriate judgment on significant financial reporting matters and report in a fair, balanced and transparent way; and that our independent assurance mechanisms – internal and external audit – continue to perform effectively and efficiently to protect shareholders’ interests.

Mike Ashley

Chairman, Board Audit Committee

3 March 2014

Committee composition Membership of the Committee and attendance at meetings in 2013 is set out below:
Member	Meetings attended/eligible to attend
Sir Michael Rake (Chairman) (to 31 December 2013)
Mike Ashley (from 18 September 2013) (Chairman from 1 January 2014)
Tim Breedon (from 1 March 2013)*
Fulvio Conti
Simon Fraser*
Sir Andrew Likierman (to 25 April 2013)
Diane de Saint Victor (from 1 December 2013)

Attended Did not attend
* Unable to attend meetings owing to prior business commitments
Board Audit Committee Allocation of Time (%)

1 Control Issues 2 Financial Results 3 Internal Audit Matters 4 External Audit Matters 5 Business Control Environment 6 Other (including Governance and Compliance)	2013 2012 16 13 40 31 8 14 11 6 16 14 8 22

> 39

Role and responsibilities

The Committee is responsible for:

¡   assessing the integrity of the Group’s financial reporting and satisfying itself that any significant financial judgments made by management are sound;

¡   evaluating the effectiveness of the Group’s internal controls, including internal financial controls; and

¡   scrutinising the activities and performance of the internal and external auditors, including monitoring their independence and objectivity.

Committee composition

There were a number of changes to Committee composition in 2013. Tim Breedon, Mike Ashley and Diane de Saint Victor joined the Committee and Sir Andrew Likierman left the Committee on retiring from the Board. Sir Michael Rake retired from the Committee on 31 December 2013 and was succeeded as Chairman by Mike Ashley with effect from 1 January 2014. Fulvio Conti and Simon Fraser will retire from the Committee on 24 April 2014, when they retire from the Board. During 2013, Sir Michael Rake and, until his retirement, Sir Andrew Likierman, were the designated financial experts on the Committee for the purposes of the US Sarbanes-Oxley Act and have been succeeded in this by Mike Ashley, although each member of the Committee has financial and/or financial services experience. You can find more details of the experience of Committee members in their biographies on pages 59 to 61.

The Committee’s work

The Committee met 13 times in 2013, including a separate meeting specifically in February 2013 on PPI provisions and two additional meetings to consider restated financial statements, reflecting the introduction of new accounting standards, prior to their publication. The chart opposite shows how the Committee allocated its time during 2013. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer and General Counsel, as well as representatives from the businesses and other functions. The lead audit partner of the external auditor attended each meeting and the Committee held regular private sessions with the Chief Internal Auditor and the lead auditor partner, which were not attended by management.

Significant financial statement reporting issues

With support and input from the external auditor, the Committee assessed the financial reporting processes, whether suitable accounting policies had been adopted, whether management had made appropriate estimates and judgments and whether disclosures in published financial reports were balanced and fair.

The integrity of the financial statements is underpinned by the control environment pertaining to the production of the financial reports. In this regard, the Committee considered the results of the Group’s Turnbull assessments, its Sarbanes-Oxley s404 internal control process and the absence of any indications of fraud relating to financial reporting matters. The Committee also satisfied itself that there were appropriate verification standards and processes by which senior management attested to the accuracy of the factual content and a process to support the representations made by the Board to the external auditors. It did this by debating the outputs from the Disclosure Committee’s review of the financial statements, including an assessment of disclosure controls and procedures, and by asking management to explain and evidence the basis on which the representations to the auditors were made. The Disclosure Committee is a management committee, chaired by the Group Finance Director, which considers the content, accuracy and tone of the disclosures, reporting its conclusions to the Group Executive Committee and the Board Audit Committee. The Committee also considered reports from the internal and external auditor relating to these aspects. In addition, the Committee discussed control issues in the IT environment, which are subject to remediation plans. Additional measures have been taken, including compensating controls, to ensure that the controls over the systems supporting the financial reporting processes can be relied upon. The Committee was satisfied, given the results of the testing of the compensating controls, that the integrity of the financial control environment was appropriate.

Another major component of the financial reporting process concerns the key assumptions and estimates or judgments that inevitably have to be made. Ahead of publication of the half-year and full-year results, the Committee examined in detail the main judgments and assumptions made by management. It also considered whether, in those areas where accounting policy choices might be made, appropriate policies had been selected. The Committee focused on the following areas at the full-year, having covered similar matters at the half-year, including seeking the views of the external auditor on the judgments made:

¡   Customer redress provisions, in particular PPI and interest rate hedging products redress provisions, were an area of focus for the Committee in 2013 and you can read more below about the Committee’s role in evaluating and challenging the assumptions underlying the provisions for PPI redress. Full details of the provisions taken in 2013 can be found on page 301;

¡   Another significant area of judgment for the financial statements arises in the valuation and disclosure of financial instruments held by the Corporate and Investment Bank, in particular, derivative assets and certain Exit Quadrant portfolios. The Committee was especially interested in assets where there is a lack of an active secondary market and limited trade activity, as the lack of observability results in valuation uncertainty. Consequently, the Committee examined the internal price verification processes, whereby methodologies are benchmarked against any observable traded prices, practices adopted by peers and other relevant pricing information. In particular, owing to the lack of any secondary market and limited, if any, recent origination experience, the Committee scrutinised the valuation of the Education, Social Housing and Local Authority (ESHLA) loan portfolio, which is held at fair value based on internal assessments of credit spreads. After due challenge and debate, the Committee satisfied itself as to the governance underpinning the valuation process and that the assumptions made were appropriate. In view of the absence of recent trading and the sensitivity of the valuation to alternative plausible assumptions, the Committee fully supported the transfer of this portfolio to level 3 categorisation and the associated disclosures. Full details of financial instruments held can be found on page 273;

¡    The Committee scrutinised credit impairment charges on loans and advances. The main judgments arose around the timing of the recognition of any impairment and estimating the size, particularly where forbearance has been granted. The Committee examined the underlying drivers of impairment in each business and any post-model adjustments, including the process by which the Risk function had identified areas where adjustments needed to be made in order to satisfy itself that the credit impairment provisions were appropriate. As part of its assessment, the Committee was also briefed on impairment methodologies. Full details of credit impairment charges for 2013 can be found on page 260;

¡    The Committee examined the significant judgmental items in the calculation of the tax rate. The judgments covered the adequacy of tax provisions for matters that remain outstanding with the relevant tax authorities with regard to transactions from prior periods and deferred tax assets (DTA) in Spain and the US. In relation to the former, the Committee had regard to the status of negotiations with key tax authorities and assessed the drivers underlying the tax risk and the associated provisions, to satisfy itself that the coverage levels of the provisions were appropriate given the range of possible outcomes. In relation to DTA, the Committee noted that management’s business forecasts supported the recovery other than in relation to Spain. The Committee therefore agreed with management’s recommendation to write down the DTA in Spain. Full details of the tax rate and tax provision for 2013 can be found on page 263;

40 >

Corporate governance report > Board Audit Committee continued

¡    Revisions to IAS 19 became effective from 1 January 2013, which require actuarial gains and losses arising from defined benefit pension schemes to be recognised in full. Consequently, the Committee examined the impact of IAS 19R on the Group’s balance sheet and the revised presentation in the financial statements. The Committee agreed that management’s assumptions underlying the pension valuation were appropriate;

¡   The Committee assessed the impact of new accounting standards on Barclays’ published financial statements. It agreed and approved restated financial statements for 2011 and 2012 reflecting the implementation of IAS19R and IFRS10 in April 2013. Prior to and in connection with the rights issue, the Committee also agreed and approved in late August 2013 the restatement of the financial statements included in Barclays’ 20F filing for 2012 to reflect the implementation, as appropriate, of IAS19 and IFRS10 and also IFRS8 and IFRS7 for 2010 in addition to 2011 and 2012. The external auditor re-signed the audit report in respect of the September 2013 restatement;

¡    In considering any potential impairment of goodwill, the Committee focused on management’s track record in forecasting cashflows and the appropriateness of the discount rates used. Having assessed a report on the results of impairment testing and the key assumptions adopted in the calculation of the recoverable amounts, the Committee agreed that goodwill arising from the businesses acquired in a previous period by Wealth and Investment Management should be written off; and

¡   The Committee debated material judgments relating to litigation provisions, reviewing the status of current cases and taking into account recent developments, including any settlements by peers of similar cases, in order to arrive at an appropriate level of provisioning, which it recommended to the Board.

In relation to the financial reports overall:

¡   The Committee evaluated whether the going concern basis of accounting was appropriate by assessing the Working Capital Report prepared by management. This report covered the liquidity position and forecast capital ratios, balance sheet and leverage position. The report incorporated known or expected regulatory changes, the impact of possible stress scenarios and details of the performance of early warning indicators. After examining the forecast, the Committee concluded that the liquidity and capital position of the Group remained appropriate and that there were no material uncertainties;

Governance in action

Customer redress provisions: PPI

A significant area of judgment remains the estimation of provisions to be made for Payment Protection Insurance (PPI) and Interest Rate Hedging Products (IRHP) customer redress.

Throughout 2013, the Committee continued to exercise scrutiny over the level of customer redress provisioning, in particular the provisions for PPI redress. Ahead of approving the half-year results, with regard to PPI redress the Committee examined a report setting out the provisions booked and utilised and the balance remaining. It assessed range-based estimates for future provision utilisation, likely future costs and potential provision increases, based on projected volumes of claims, recent trends in claims experience, uphold rates (i.e., valid claims found in favour of the customer) and the average amount of redress paid, per policy. The assessment also factored in the possible impact of proactive mailing campaigns, the expected costs of referrals to the Financial Ombudsman Service (FOS) and potential remediation costs associated with issues arising from historical redress decisions. The impact on assumptions resulted in a recommendation by management to increase the level of provisions held by £1.35bn to £3.95bn, which, having examined the underlying data and discussed the appropriateness of the increased provision with the external auditor, the Committee endorsed. The Committee also considered whether the trends in data supported the assumptions in its review of the interim management statement for the third quarter of 2013.

In connection with the 2013 full-year results the Committee assessed the amount of unutilised provisions against key assumptions for potential future claims experience, FOS referrals and remediation costs. It also considered the mix of claims originating directly from customers and from Claims Management Companies. Although the flow of claim volumes continues to be unpredictable, the Committee concluded, based on its examination of the available information, that no additional provision was required at the 2013 full-year. As part of its review, the Committee also considered the proposed disclosure of the forecast assumptions used in the provision calculation and details of the sensitivity analysis performed on future expected claims, in order to satisfy itself that the disclosures were open and transparent. Further reviews of PPI claims experience will be undertaken during 2014 to monitor trends and ensure that the provision remains appropriate.

¡    The Committee examined the 2013 Annual Report and Financial Statements and was specifically tasked by the Board to advise it on whether the 2013 Annual Report and Financial Statements are fair, balanced and understandable. The Committee did this by satisfying itself that there was a robust process of review and challenge at different levels within the Group to ensure balance and consistency. In doing so, the Committee examined the outputs of these processes, which included reports from the Disclosure Committee on its assessment of the content, accuracy and balance of the disclosures and of the outputs from the Group’s Legal & Technical Committee, and also had the opportunity to directly question the Chief Executive on the overall messages and tone of his review and the Annual Report. The Committee also considered other information regarding the Group’s performance presented to the Board during the period. After challenge and debate and consideration of all relevant information, the Committee concluded that it could recommend to the Board that the 2013 Annual Report and Financial Statements are fair, balanced and understandable; and

¡   The Committee evaluated the judgments made regarding adjusting items as presented in the performance highlights section of the interim and full-year results announcements and in the Annual Report. These were items that were significant or one-off in nature and included the own credit gain and provisions for customer redress. The Committee also considered the impact of the costs to achieve Transform.

> 41

Internal control

The Committee is responsible for examining the effectiveness of the Group’s internal controls. In 2013, the Committee’s main activities in discharging that responsibility were as follows:

¡    Discussed, on a regular basis, any control issues of Group-level significance and the progress of the remediation plans in place to address them. A particular area of focus for the Committee in 2013 was the pace of delivery of remediation plans and how realistic and achievable the timetables and milestones are given the number of change programmes in place across the Group under the Transform programme. The Committee was particularly concerned where remediation plans are dependent on technology enhancements, as the complexity of the IT infrastructure and demands on technology resources can lead to delays in implementation. The Committee emphasised to management the need for remediation programmes to be adequately resourced, with consistent leadership, and to be focused on implementing robust, automated solutions to strengthen preventative controls, rather than just short-term manual tactical fixes. The Committee has urged management to ensure that scarce resources are prioritised appropriately and will be monitoring this aspect closely going forward;

¡    Assessed reports on the control environment in Europe Retail and Business Banking, UK Retail and Business Banking, Investment Bank, Africa, Operations & Technology and Wealth, hearing directly from the heads of those businesses and functions. The Committee’s aim is to review each business area over an 18 month to 2 year cycle. In addition to understanding management’s view of any control issues, the Committee was keen to understand the pace and progress of cultural change in each business and the tone being set from the top;

¡    Examined a report from the Chief Internal Auditor on the Internal Audit function’s assessment of Barclays’ business continuity plans. The Committee was satisfied with the progress made to achieve a minimum capability and reviewed management’s plans to reduce further the risk exposure. It encouraged management to ensure that these plans were delivered in a timely fashion;

¡   Evaluated the progress being made on remediation activity relating to LIBOR, which included an external review as required by the Commodity Futures Trading Commission’s Order. The Committee also examined the progress of work to improve the controls around other benchmarks and market information provided to third parties, including the introduction of independent reviews of submissions. 11 non-interest rate benchmarking processes were exited in 2013;

¡    Examined, on a regular basis, the progress being made to implement specific action plans first introduced in 2011 to enhance the control environment in Barclays’ US businesses. The Committee noted that progress was being made but pressed management to ensure that milestones are achieved and that the demand for IT and Finance resource is appropriately met;

¡    Was updated on the number and nature of any whistleblowing incidents. The intense focus on culture and values has generated an increase in the number of whistleblowing reports, all of which were investigated. The Committee noted that there was scope for improving the whistleblowing process; and

¡   Continued to assess on a regular basis the progress being made to address key regulatory compliance control issues, including client assets, know your customer and customer due diligence, anti money laundering, financial crime and fraud. The Committee’s focus was on ensuring that the governance and controls are appropriate and challenging the pace of the remediation programmes to ensure that all key milestones are met.

Further details of the Group’s system of internal control and risk management, including the main features of the internal control and risk management systems in relation to the financial reporting process, are included in the Directors’ Report on pages 56 and 57 and in the Risk Management Report on pages 346 to 390.

Internal audit

The Committee is responsible for monitoring the performance and effectiveness of the internal audit function. In 2013 the Committee discharged that responsibility as follows:

¡   Approved the Internal Audit Charter, which is attached to the Committee’s terms of reference;

¡   Discussed and approved changes to the Internal Audit methodology;

¡   Agreed the internal audit plan for 2013, including budget and resources, and assessed the plan on a regular basis, including any changes proposed to the scope of work and the level of resourcing available, satisfying itself that these remained appropriate;

¡    Discussed regular reports from the Chief Internal Auditor, which set out the Internal Audit function’s view of the control environment and performance against any key indicators. In particular, where the Chief Internal Auditor’s view of the control environment differed from management’s self assessment, the Committee probed for more detail in order to understand the underlying reasons for the difference and whether management’s risk and control assessments were robust. In future, in addition to an assessment of the control environment, Internal Audit’s assessment of each business will also include an assessment of management’s own identification of control issues;

¡   Tracked the progress of the Transform workstream on governance and controls, which was led by the Chief Internal Auditor and which aims to introduce a clearer risk management framework with greater clarity of management responsibility;

¡    Debated the findings of an external evaluation of the performance of the Internal Audit function, which confirmed that the Internal Audit function is effective and respected by senior management. The Chief Internal Auditor was not present for this discussion; and

¡   Held private sessions with the Chief Internal Auditor and the lead audit partner and latterly solely with the Chief Internal Auditor, in the absence of management, to enable the Chief Internal Auditor to raise any issues directly.

Assessing external audit effectiveness, appointing the auditor and safeguarding auditor objectivity and independence

The Committee is responsible for monitoring the performance, objectivity and independence of the external auditor, PricewaterhouseCoopers (PwC). In 2013 the Committee’s main activities in discharging that responsibility were as follows:

¡    Agreed the audit plan with PwC, ensuring materiality and scope were appropriate and agreeing the particular areas of audit focus. This included ensuring that there were appropriate levels of synergy with the Internal Audit plan;

¡   Discussed PwC’s approach to materiality following publication of the FRC’s report in December 2013 on the guidelines used by the major audit firms and, in particular, considered the criteria which had led them to conclude on their overall materiality;

¡    Settled the terms of the engagement letter and approved, on behalf of the Board, the fees payable for the audit;

42 >

Corporate governance report > Board Audit Committee continued

¡   Held private sessions with the lead audit partner and the Chief Internal Auditor and latterly solely with the lead audit partner, in order to discuss any matters directly with the lead audit partner in the absence of management;

¡    Considered the Audit Quality Inspection Report on PwC for 2012/2013, issued by the FRC in May 2013 in order to be satisfied that the general quality of the audit work conducted by PwC is of a high standard and that any prior year findings have been acted upon;

¡   Questioned PwC on the actions it has continued to take to address matters raised in recent regulatory reviews. The Committee was reassured that appropriate steps have been taken; and

¡    Considered a report from PwC on the arrangements it has in place to maintain its independence and objectivity.

The Committee also re-evaluated the performance and effectiveness of the auditor and the external audit process. A survey of key management across the Group was conducted following the conclusion of the 2012 year-end audit. A further survey was carried out in late 2013/early 2014 and will be supplemented by a further test of stakeholder opinion (including non-executive Directors) following the conclusion of the 2013 year-end audit. These surveys are designed to establish internal perceptions of PwC’s objectivity and independence; PwC’s knowledge of the business, its risks and culture; the effectiveness of working relationships, particularly with Internal Audit; the level of insight and value added; and the levels of challenge and professional scepticism demonstrated. The results were presented to the Committee and debated without the lead audit partner present. From this and the Committee’s direct experience from its interactions with PwC, the Committee concluded that it continued to be satisfied with the performance of PwC and that PwC continues to display the necessary attributes of objectivity and independence. The results of the survey, which included feedback on individual members of the audit team, were subsequently shared with the lead audit partner so that any areas for improvement could be followed up.

External audit tender

The Committee is very mindful of investor sentiment regarding external audit firm tendering and rotation and of course the changes to the Code in 2012 recommending that the external audit is tendered at least every ten years. In addition, 2014 is likely to see new regulation in this area both from the UK Competition Commission (implementing its decision to mandate tendering at least every ten years) and the European Union (requiring audit firm rotation at least every 20 years). The Committee has therefore spent time in 2013 and the early part of 2014 discussing a potential tender for the external audit. The lead audit partner was not present during the Committee’s discussion of the options for a tender of the external audit.

PwC, and its predecessor firms, has been Barclays’ auditor since 1896, and it is more than ten years since the external audit was last tendered. The lead audit partner rotates every five years and Andrew Ratcliffe, the current lead audit partner, has been in post since 2010 and will rotate at the conclusion of the audit for 2014. Transitional guidance issued by the FRC, if applied to Barclays, would suggest a tender for the 2015 audit. The Competition Commission’s transitional guidance is not yet available, but is likely to mandate a tender slightly later than this. In addition the European Union’s proposed transitional rules would require Barclays to replace PwC within 6 years of the Regulation coming into force.

The Committee has also had regard to the complexity and scale of the Barclays external audit and is particularly conscious of the degree of change impacting the business, including the Finance function, as a result of the Transform programme and the additional strain that both an audit tender and a change of audit firm would involve. In addition, the Committee noted that both the Group Finance Director and the Committee Chairman are new in role, the latter having previously been a senior partner in one of the audit firms likely to tender.

Weighing up all these factors, and with the Committee Chairman having recently spoken to a number of key investors, the Committee has recommended to the Board that, depending on the final rules from the Competition Commission and the European Union, a tender of the external audit should start in 2015 or 2016 with respect to the 2017 or 2018 audit and that PwC should not be invited to tender.

> 43

Following all the above, and in particular the process of re-evaluation, the Committee recommended to the Board and to shareholders that PwC should be re-appointed as the Group’s auditors at the AGM on 24 April 2014.

To help assure the objectivity and independence of the external auditor, the Committee has in place a policy that sets out the circumstances in which the external auditor may be permitted to undertake non audit services. Allowable services are pre-approved up to £100,000, or £25,000 in the case of certain taxation services. Any proposed non-audit service that exceeds these thresholds requires specific approval from the Chairman of the Committee before the auditor can be engaged. Such proposals must be robustly justified and, if appropriate, tendered, before they are approved. During 2013, the Chairman of the Committee scrutinised all such requests for approval, particularly those that concerned taxation-related services, and two requests for approval were declined. In particular, for tax advisory services the Committee’s instruction to management is not to use the external auditor unless an exceptional case can be made for not engaging an alternative supplier.

The Committee assessed quarterly reports on non-audit services undertaken by the auditor in order to satisfy itself as to the types of services being provided and to which businesses and the fees incurred. While the level of non-audit services provided by PwC has fallen in recent years, the Committee made clear to management that it wished to see a further reduction in the level of non-audit fees payable to PwC and that the default position should be to use another firm. Subsequently, a communication was issued to all business Chief Financial Officers across the Group emphasising the Committee’s instructions.

A breakdown of the fees paid to the auditor for non-audit work during 2013 may be found in note 44 on page 337, with non-audit fees representing 28.5% of the audit fee (2012: 25.7%). Assurance activity conducted by the external auditor in connection with the rights issue in 2013 resulted in a slight increase in the level of non-audit fees year on year. Significant categories of engagement undertaken in 2013 included: attest and assurance services associated with the production of reports and comfort letters in connection with Barclays’ rights issue; quality assurance services relating to Barclays new performance management system; and tax compliance services for ongoing assignments initiated pre-January 2011 in connection with our expatriate and international assignees. In each case, the request to use the auditor for these services was sponsored by a senior executive, who was required to demonstrate to the Committee a robust and thorough value case for using the auditor, including an explanation of any tender process conducted, any alternative providers considered and the criteria on which the decision to award the service to the auditor was made, including the specific skills and experience to be provided by the auditor. In addition, in each case the relevant audit partner was required to attest that provision of the services had been approved in accordance with the auditors’ own internal ethical standards and that the auditors’ objectivity and independence would not be compromised.

Further details of the non-audit services that are prohibited and allowed under the policy can be found in the corporate governance section of Barclays’ website, Barclays.com. 2014 is likely to see new regulation on non-audit services from the European Union, introducing certain restrictions around the provision of non-audit services by the auditor and a 70% non-audit services fee cap. The Committee will review the policy to take into account any new requirements that are introduced and will implement a limit for non-audit services of £250,000 over and above which the Committee will be required to approve such requests.

44 >

Corporate governance report > Board Enterprise Wide Risk Committee

The Committee’s terms of reference are available at Barclays.com/corporategovernance

Board Enterprise Wide Risk Committee Report

‘We established the Committee at the end of January 2013 as part of an enhanced Board-level framework for the governance of risk.’

Sir David Walker

Chairman, Board Enterprise Wide Risk Committee

This is the first report of the new Board Enterprise Wide Risk Committee, which we established at the end of January 2013 as part of an enhanced Board-level framework for the governance of risk. I describe below the Committee’s role and responsibilities, its composition and how we discharged our responsibilities in 2013.

Role and responsibilities

The Committee is responsible for:

¡ Recommending to the Board the Group’s overall risk appetite;

¡ Reviewing the aggregated risk profile for the Group and performance against risk appetite;

¡ Identifying the potential impact of key issues and themes that may impact the enterprise wide risk profile of the Group and ensuring that the Group’s overall risk profile and risk appetite remain appropriate; and

¡Seeking to identify and assess future potential risks which, by virtue of their unfamiliarity, uncertainty and deemed low probability, may not have been factored adequately into review by other Board Committees.

The Committee was established on 31 January 2013 and membership comprises the Chairman, Deputy Chairman and the Chairmen of each of the principal Board Committees. David Booth retired from the Committee on 31 December 2013 on retiring from the Board. Mike Ashley (Chairman, Board Audit Committee) and Tim Breedon (Chairman, Board Financial Risk Committee) joined the Committee with effect from 1 January 2014.

Committee composition Membership of the Committee and attendance at meetings in 2013 is set out below:
Member	Meetings attended/eligible to attend
Sir David Walker
David Booth (to 31 December 2013)
Sir Michael Rake*
Sir John Sunderland
Attended Did not attend * unable to attend 1 meeting owing to a prior business commitment Board Enterprise Wide Risk Commitee Allocation of Time (%)

1 Risk Profile/Risk Appetite 2 Key Risk Issues 3 Internal Control/Risk Policies 4 Other	2013 61 16 10 13

> 45

The Committee’s work

The Committee met twice in 2013, as planned, with meetings timed to take place around the half and full-year periods. The chart opposite shows how the Committee allocated its time during 2013. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, General Counsel and the then Head of Compliance, Government and Regulatory Relations.

In 2013 the Committee’s main activities in discharging its responsibilities were as follows:

¡ Identified and prioritised key enterprise-wide risk themes, which resonate across the business and may impact Barclays’ overall risk profile. They can be seen across the activities of the principal Board Committees, described in their reports. They are:

¡ Debated the risks and opportunities arising from the changing external environment, particularly the political environment, how this might impact the business in future and how Barclays might position itself;

¡Debated ways in which risks that might lie ahead can be identified, by implementing a radar system to scan the horizon for issues, estimate the impact and probability and discuss possible mitigation. The Committee’s discussion focused on establishing ways of achieving line of sight into ‘unknown unknowns’ and ensuring that alternative perspectives are taken into account when assessing potential future risks;

¡Assessed and recommended to the Board the Group’s overall risk appetite for 2014, encompassing financial risk (credit, market and funding), operational risk and conduct and reputation risk, taking a holistic view of the Group’s risk profile and how the different risk types interact;

¡Evaluated and approved Barclays’ Enterprise Risk Management Framework, which replaced the Principal Risks Policy and is one of the key outputs from the Transform programme workstream examining the risk and control framework; and

¡ Examined the split of responsibilities across each of the principal Board Committees to satisfy itself that there is no underlap and that any overlap is being managed effectively. This included agreeing high-level principles for the allocation of responsibilities across the Board Audit Committee, Board Conduct, Reputation and Operational Risk Committee and Board Financial Risk Committee, which will inform each Committee’s agenda for 2014.

Sir David Walker

Chairman, Board Enterprise Wide Risk Committee

3 March 2014

Theme	Significance

Europe	The possibility of a Eurozone crisis remained during 2013, as the weak growth outlook continued to raise concerns about sovereign creditworthiness in some countries.

Political Instability	The possibility that Barclays’ risk profile could be adversely impacted by deterioration of political stability in one or a number of countries in any of its main business geographies.

Quantitative Easing	The possibility of a slowing of monetary stimulus by one or more governments has increased the uncertainty of near term economic performance across our main business areas.

Leverage/Regulatory Rules

Risk of failing to meet the PRA’s expectations in relation to the Leverage Ratio by June 2014. While CRD IV has been issued, risks remain in respect of both its implementation and the additional requirements applied to each country.

Internal Controls	The Transform programme is driving a period of significant strategic and organisational change, which in the short term, during implementation, may heighten operational risk exposure.

46 >

Corporate governance report > Board Financial Risk Committee

The Committee’s terms of reference are available at Barclays.com/corporategovernance

Board Financial Risk Committee Report

‘Changes to regulatory requirements for capital and liquidity, in order to ensure the safety and soundness of financial institutions and their ability to withstand systemic shocks, continue apace.’

Tim Breedon

Chairman, Board Financial Risk Committee

Dear Shareholders

I succeeded David Booth as Chairman of the Committee on 1 January 2014, having been a member of the Committee since late 2012. I would like to thank David on behalf of the Committee for his significant contribution, both as a member of the Committee and latterly as Chairman.

The report that follows describes how the Committee discharged its responsibilities during 2013 and provides an insight into the material issues it considered. 2013 saw the Committee refocus on financial risk – credit, market and funding risk – as scrutiny of operational risk moved within the remit of the Board Conduct, Reputation and Operational Risk Committee. This has enabled the Committee to dig deeper into some of the key financial risk issues facing Barclays, for example, redenomination risk, tax risk and pension risk, and to provide additional scrutiny around risk governance and limit frameworks. You can read more about the Committee’s role in the management of redenomination risk below, in the ‘Governance in Action’ section. The Committee also continued to play a part in examining Barclays’ financial risk profile and in determining the scenarios to be used in Barclays’ stress testing exercises and evaluating the outcomes and the potential impact.

Changes to regulatory requirements for capital and liquidity, in order to ensure the safety and soundness of financial institutions and their ability to withstand systemic shocks, continue apace. 2014 will see implementation of CRD IV, the text of which was finalised in 2013, although the precise details of its implementation in the UK are still to be agreed. We also expect to see a continuation of weak economic conditions in some of our main markets and our focus will be on ensuring that we continue to identify potential financial risks and have in place a range of appropriate mitigating actions.

Tim Breedon

Chairman, Board Financial Risk Committee

3 March 2014

Committee composition Membership of the Committee and attendance at meetings in 2013 is set out below:
Member	Meetings attended/eligible to attend
David Booth (Chairman) (to 31 December 2013)
Mike Ashley (from 18 September 2013)
Tim Breedon (Chairman from 1 January 2014)
Reuben Jeffery
Sir Andrew Likierman (to 25 April 2013)
Dambisa Moyo*
Sir Michael Rake
Attended Did not attend * unable to attend 1 meeting owing to a prior business commitment Board Financial Risk Committee Allocation of Time (%)

2013	2012

1 Risk Profile/Risk Appetite (including capital and liquidity management)

2 Key Risk Issues

3 Internal Control/Risk Policies

4 Regulatory Frameworks

5 Other (including remuneration and governance issues)

48 22 12 4 15	61 18 6 5 10

> 47

Role and responsibilities

The Committee’s responsibilities include:

¡ Recommending to the Board Enterprise Wide Risk Committee and the Board the total level of financial risk the Group is prepared to take (risk appetite) to achieve the creation of long-term shareholder value;

¡  Monitoring financial risk appetite, including setting limits for individual types of financial risk, e.g. credit, market and funding risk;

¡  Monitoring the Group’s financial risk profile;

¡  Ensuring that financial risk is taken into account during the due diligence phase of any strategic transaction; and

¡  Providing input from a financial risk perspective into the deliberations of the Board Remuneration Committee.

Committee composition

Mike Ashley joined the Committee in September 2013 and Sir Andrew Likierman left the Committee in April 2013 on retiring from the Board. David Booth retired from the Committee on 31 December 2013 on retiring from the Board, and was succeeded as Chairman by Tim Breedon with effect from 1 January 2014. Steve Thieke joined the Committee in early 2014 on his appointment to the Board. Details of the skills and experience of the Committee members can be found in their biographies on pages 59 to 61.

The Committee’s work

The Committee met six times in 2013. The chart on the previous page shows how the Committee allocated its time during 2013. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, Barclays Treasurer and General Counsel, as well as representatives from the businesses. The lead audit partner from the external auditor also attended each meeting. During the year the Committee held one of its meetings in New York and another in Johannesburg. In addition to the formal Committee meetings, the Committee held a briefing session on Pillar 3 reporting.

In discharging its responsibilities during 2013, the Committee:

Risk Appetite

¡  Examined the proposed financial risk appetite for 2014 before recommending it to the Board Enterprise Wide Risk Committee for approval. Taking a 1 in 7 scenario and a 1 in 25 scenario, the Committee assessed the performance of agreed financial volatility parameters in those scenarios to establish any potential constraints. The financial volatility parameters are largely unchanged from 2013, although they have been updated to include the Common Equity Tier 1 ratio and leverage ratio in light of regulatory requirements. The Committee concluded that the proposed financial risk appetite affords some headroom should any additional conduct risk issues crystallise in 2014;

Risk Profile

¡  Debated the quarterly Financial Risk Profile Report, which provided an update on credit, market, funding and liquidity risk in each of Barclays’ main businesses, in order to satisfy itself that the financial risk profile of the Group remained appropriate. The Committee was especially concerned to understand the potential impact of continuing weak economic conditions in each of Barclays’ main markets, in particular, the continuing possibility of a Eurozone crisis and the potential impact of a slowdown in monetary stimulus by one or more governments on economic performance. Redenomination risk in the Eurozone was scrutinised regularly by the Committee and further details of the Committee’s activity in this area are given below;

¡ Approved scenarios for Barclays’ internal stress testing exercise and later evaluated the outputs. The scenario of a severe global recession was in line with the scenario operated by the PRA in its stress testing exercise. The Committee also endorsed a recommendation by management to run a sensitivity analysis on the potential impact of a disorderly cessation of quantitative easing. The stress testing exercises demonstrated that Barclays maintains acceptable leverage and capital ratios at the low points of the stress and the Committee was content with the results of the exercise;

¡ Regularly examined actual and forecast performance against the capital plan and capital targets, actual and forecast performance against liquidity risk appetite and the leverage ratio, via discussion of regular reports from Barclays Treasurer. In view of evolving regulatory requirements, the Committee encouraged management to develop a range of contingency options in order to ensure that the targets can continue to be met. Further details of Barclays’ capital and liquidity risk management framework can be found in the Risk Management section of the Annual Report;

¡ Requested a ‘deep dive’ into pension risk. The Committee evaluated the impact of volatility in the defined benefit pension scheme’s liabilities on Core Tier 1 capital, given the sensitivity to inflation and interest rates. The main potential risks arise from any increase in inflation and the Committee considered whether there were any opportunities to reduce inflation risk over the next few years and the potential cost of doing so; and

¡  Regularly debated tax risk during 2013, in particular, the status of discussions with key tax authorities relating to matters that remain outstanding with regard to transactions from prior periods and the implementation of new tax principles within the Group. The Committee was content with the new tax risk governance framework that has been implemented, which is aligned to Barclays’ Purpose and Values, and asked to be kept updated on the status of settlement discussions with key tax authorities on prior period transactions.

48 >

Corporate governance report > Board Financial Risk Committee continued

Risk Management Governance and Framework

¡	Assessed and approved enhancements to the governance around the limits applied to Barclays’ Leveraged Finance and Capital Markets Underwriting businesses. The enhancements approved by the Committee are designed to improve controls given the scale of the business.

¡	Requested a review of models and model governance and assessed the work that has been done to meet supervisory guidance on Model Risk Management issued by the US Federal Reserve and the Office of the Comptroller of Currency. This guidance sets out expectations for achieving effective challenge, including independent validation of models, by way of critical analysis by objective, informed parties. Having assessed progress made to date, the Committee was content with the changes made to the governance and framework and the introduction of policies and standards. In 2013, 78 of the 83 most significant risk models were reviewed and validated and the Committee encouraged management to achieve full review and validation of all of the most significant risk models on an annual basis by the end of 2014.

¡	Debated the actions that are under way to implement a target operating model for the Risk function in view of greater functionalisation across the Group, in particular, the plans to implement a global shared services model, which should deliver more consistent processes and standards, improve efficiency and effectiveness, reduce costs and reinforce the independence of the risk function. The Committee endorsed the plans and requested further progress reports as implementation progresses.

Risk in Remuneration

¡	Assessed the input provided to the Board Remuneration Committee on the risk metrics to be used to determine financial performance and evaluated the Risk function’s view of performance, which informed remuneration decisions for 2013. Matters to be taken into consideration included performance against risk profile, impairment performance against budget and control processes and the Committee requested that certain regulatory issues and risk control issues were reflected. The Remuneration Report on pages 65 to 101 includes more detail on how risk is taken into account in remuneration decisions.

Risk Due Diligence

¡	Asked management to undertake a post-acquisition review of the acquisition of certain portfolios from Edcon Proprietary Limited. The portfolio, acquired in 2012, had not performed as well as the acquisition business case had forecast, although its returns at that time still exceeded the Group’s target. The Committee was keen to learn any lessons for future risk due diligence exercises, which were identified as greater consideration of execution risks and further financial analysis of potential economic and regulatory scenarios. At the Committee’s request, the outputs of the review were shared more widely with senior management across the Group.

Further details of the Group’s system of internal control and risk management are included in the Directors’ Report on pages 56 and 57 and in the Risk Management Report on pages 346 to 390.

Governance in action

Redenomination Risk

A significant area of focus for the Committee during 2013 was redenomination risk, in view of Barclays’ exposures in peripheral Eurozone countries. The focus of the Committee’s attention was Spain, Portugal and Italy, as Barclays’ exposures in Greece and Ireland are not considered to be material.

Redenomination risk in this instance arises when local assets are greater than local funding – there is a risk from the potential depreciation of locally held assets against international liabilities in the event of any disorderly exits from the Eurozone. In view of continuing concerns arising from economic and political conditions in the Eurozone, the Committee challenged management to eliminate redenomination risk as far as possible over the course of the year and requested regular updates on the actions taken and their impact.

Management had established a Euro Crisis Committee, chaired by the Chief Risk Officer and reporting up to the Committee, specifically tasked with managing redenomination risk. Actions taken in 2013 to close the funding gap have included seeking local Euro funding to replace Sterling denominated funding provided by the Group, via a combination of the European Central Bank’s Long-Term Refinancing Operation, funding from local central banks and raising local deposits. Further actions have included reducing available for sale sovereign bond portfolios, particularly in Spain and Portugal. Action has also been taken to dispose of local assets, with positions in Spain, Portugal and Italy reduced across all asset classes. In addition, a reverse stress testing exercise involving Eurozone break-up scenarios has been run and detailed contingency planning for any Eurozone exit has been developed and tested. The Committee supported and encouraged these actions.

The Committee regularly assessed the progress being made during 2013 and continues to press management to explore further options to reduce redenomination risk, in particular with respect to Italy. During 2013, the net funding mismatch continued to decrease from €11.8bn to €11.6bn in Italy and from €4.1bn to €3.0bn in Portugal. The excess of local liabilities over local assets in Spain increased from €2.3bn to €3.1bn.

> 49

Corporate governance report > Board Conduct, Reputation and Operational Risk Committee

Board Conduct, Reputation and Operational Risk Committee Report

‘I am greatly encouraged by the additional time, focus and rigour the new Committee is bringing to these important areas of non-financial risk.’

Sir David Walker

Chairman, Board Conduct, Reputation and Operational Risk Committee

The Committee’s terms of reference are available at

Barclays.com/corporategovernance

Committee composition

Membership of the Committee and attendance at meetings in 2013 is set out below:

Member	Meetings attended/eligible to attend
Sir David Walker (Chairman)
Tim Breedon (from 1 February 2013)
Reuben Jeffery (from 1 April 2013)
Wendy Lucas-Bull (from 1 December 2013)
Dambisa Moyo*
Diane de Saint Victor (from 1 March 2013)
Sir John Sunderland

Attend     Did not attend

* unable to attend 1 meeting owing to a prior business commitment

Board Conduct, Reputation and Operational Risk Committee Allocation of Time (%)

1 Citizenship 2 Reputational Issues 3 Culture 4 Conduct and Compliance 5 Operational Risk 6 Other	2013 10 10 9 39 28 5

In early 2013, the Board decided to create a new Board Conduct, Reputation and Operational Risk Committee, with a remit to cover Conduct, Reputation and Operational risk. 2013 was therefore the first full year of operation for the Committee and the report that follows describes its role and how it discharged its responsibilities over the past 12 months.

Our primary focus during 2013 was on developing Barclays’ approach to Conduct risk, where we have spent time establishing what it means for Barclays and how we will manage it in a way that ensures positive outcomes for our customers and clients. The ‘Governance in Action’ section below provides more detail on the Committee’s role in developing Barclays’ approach to Conduct risk. Another key area of focus for the Committee has been assessing the pace and strength of cultural change at Barclays and I report on this below.

I have chaired the Committee during its formative stages and am greatly encouraged by the additional time, focus and rigour the new Committee is bringing to these important areas of non-financial risk. Reuben Jeffery will take over from me as Committee Chairman with effect from 1 April 2014.

Role and responsibilities

The Committee is responsible for ensuring, on behalf of the Board, the efficiency of the processes for identification and management of Conduct risk, Reputation risk and Operational risk. It also has responsibility for oversight of the Barclays’ Citizenship Strategy, including the management of Barclays’ economic, social and environmental contribution.

The Committee reports to the Board both directly and through the Board Enterprise Wide Risk Committee.

Committee composition

I have chaired the Board Conduct, Reputation and Operational Risk Committee from the outset and I am joined by seven non-executive Directors, all of whom are considered independent for the purposes of the Code, with the exception of Wendy Lucas-Bull. Our names and attendance at meetings during 2013 are set out in the table opposite.

Given its expanded remit, it was agreed that the Committee would benefit from the additional experience provided by Tim Breedon, Reuben Jeffery, Wendy Lucas-Bull and Diane de Saint Victor, who each joined the Committee during 2013. In addition, Mike Ashley joined the Committee in early 2014.

Our Chief Risk Officer, Head of Compliance and Chief Internal Auditor are expected to attend each meeting. Our Group Chief Executive, Antony Jenkins, attended all four meetings in 2013.

The Committee’s work

The Committee met four times in 2013. The chart opposite shows how the Committee allocated its time during 2013.

50 >

Corporate governance report > Board Conduct, Reputation and Operational Risk Committee continued

Operational risk

¡ At each meeting we examined the Operational Risk Profile Report, which provides us with an overview of Operational risk across the Group. Barclays has for the first time put in place a statement of operational risk appetite, together with quantitative and qualitative measures for assessment. The draft statement and assessment approach were scrutinised by the Committee in June and we recommended them to the Board for approval. In December we examined and recommended the proposed 2014 Operational Risk Appetite to the Board Enterprise Wide Risk Committee and the Board.

¡ During 2012 the Board Risk Committee (now the Board Financial Risk Committee) had identified that Technology Risk is a key area of risk for Barclays, as it is likely to be for other banks. In March, we held our first operational risk ‘deep dive’ focused on Technology Risk. We challenged management to further reduce the number of technology risk incidents and increase the pace of remediation for control issues.

¡Our scrutiny of the operational risk profile also highlighted the need for a deep dive into Cyber Risk which is the risk of attacks on Barclays, attacks on Barclays’ customers and attacks on service availability. We debated the issue at length, probing management for details of the resources and investment we are devoting to cyber risk, and what contingency we have in place should a cyber attack be successful. We asked to be kept regularly updated.

Implementing and monitoring cultural change

¡ Barclays is changing and a significant part of that is cultural change; our people need to live and breathe our new purpose and values in order to ensure that we achieve our ambition of becoming the ‘Go-To’ bank. The Committee has therefore assumed Board oversight responsibility for implementing and monitoring cultural change. The approach to cultural and behavioural change focuses strongly on leadership behaviour and during 2013 has been measured using a proprietary tool - ‘Transforming Barclays’, which has gained insights into the conditions for success from colleague surveys, senior leadership forums and a pan-Barclays communication event, the Barclays Jam.

¡Over the year we have seen evidence of strong belief in our Purpose and Values and the results from internal surveys have been positive. For example, 97% of the senior leadership group believe that they can make decisions aligned to the Barclays Purpose and, in a Group-wide colleague survey, the score for sustainable engagement was 74%. We challenged management to ensure that an external perspective was obtained in order to ensure that customers and stakeholders agree that we are changing. We expect to see evidence of this in 2014.

Citizenship

¡ Our focus on Citizenship in 2013 was on the annual Citizenship Day and developing a long-term ‘2020 Citizenship Vision’. We agreed with management that we needed to emphasise our commitments to society, focusing on execution and equipping leaders across the Group to take societal impacts into account in their decision making. We pressed management to strengthen communication of strategy and what we are doing to deliver it.

Reputation

¡ Throughout 2013 the Committee monitored Reputational risk at Barclays, asking management to provide a more thematic view of risks to Barclays and to carry out ‘horizon scanning’ in order to identify approaching risks early, before they crystallise, giving us the opportunity to mitigate them.

Governance in action

Conduct risk

We spent time at the outset in defining what Conduct risk means for Barclays, how much Conduct risk we are prepared to accept and how we measure and manage it.

Our first step was to scrutinise management’s proposed definition of Conduct risk. We agreed that, for Barclays, Conduct risk is ‘the risk that detriment is caused to our customers, clients or counterparties or Barclays and its employees because of inappropriate judgment in the execution of our business activities’. We established our proposed tolerance, or appetite, for Conduct risk, agreeing that Barclays has no tolerance for such risk.

We scrutinised the proposed accountability framework, outcome statements and management information for Conduct risk and emphasised that, in addition to putting in place a sound framework, there must be focus on ensuring the right people are in place to run the businesses and that providing the right training was crucial.

We requested that Conduct risk reports give more consideration to forward-looking aspects and how they are shaping the thinking on the management of Conduct risk. Management will report quarterly, including key observations drawn from the management information reported by each business, and commentary from the ‘second line of defence’ on risks and actions to be taken. The reports will also draw out themes across the businesses, and any issues escalated to the management committee responsible for Conduct and Reputational risk, plus any developments in the external environment. For example, where a business has decided to exit or cease to offer a product, the focus will be on ensuring that appropriate processes are in place to identify and manage any potential Conduct risk arising from that decision. These reports will allow us to monitor Conduct risk effectively going forward and allow the Group to manage it proactively, rather than reactively.

The Committee examined the governance arrangements designed to bring Conduct and Reputational risk issues together, and pressed management for assurance that the structure ensured sufficient executive level accountability. After some discussion we were content to support the structure as proposed but emphasised the need for regular review to ensure it remains effective. We also emphasised that there could be greater focus on the duty of care owed to our customers and their need to understand our products.

We scrutinised the Group’s approach to product development in light of Conduct risk. We were assured that the new product approval process in our UK Retail Bank had been revised and, although now a good process, would be refined further.

Going into 2014 we are confident that we have an effectively designed Conduct risk management framework in place. From 1 January 2014 our businesses have taken responsibility for the management of Conduct risk and will report against the thresholds set out in the framework. 2014 will be a transition year as the businesses embed the new approach in decisions and processes. We will be monitoring this transition closely and will report back to you on progress in our 2014 Annual Report.

The Committee also assessed the process in place for authorising Directors’ conflicts of interest and concluded that they have been effective. The processes are described in ‘Corporate Governance in Barclays’ available on our website Barclays.com.

¡We also examined and recommended to the Board for approval our new Group-wide Code of Conduct, ‘The Barclays Way’ which was developed following extensive stakeholder engagement.
Sir David Walker Chairman, Board Conduct, Reputation and Operational Risk Committee 3 March 2014

> 51

Corporate governance report > Board Corporate Governance and Nominations Committee

Board Corporate Governance and Nominations Committee Report

‘We seek to ensure that Barclays has the right people in place to achieve its goal of becoming the ‘Go-To’ bank.’

Sir David Walker

Chairman, Board Corporate Governance and Nominations Committee

The Committee’s terms of reference are available at

Barclays.com/corporategovernance

Committee composition

Membership of the Committee and attendance at meetings in 2013 is set out below:

Member	Meetings attended/eligible to attend
Sir David Walker (Chairman)
David Booth (to 31 December 2013)
Sir Michael Rake
Sir John Sunderland

Attended     Did not attend

Note

Mike Ashley and Tim Breedon joined the Committee with effect from 1 January 2014. Our Group Chief Executive Officer, Antony Jenkins, also attends each meeting, although he will excuse himself if the matter of succession to his role is discussed. The Chairman will excuse himself if the matter of succession to his role is discussed.

Board Corporate Governance and Nominations Committee Allocation of Time (%)

1 Corporate Governance Matters 2 Board & Committee Composition 3 Succession planning and Talent 4 Board Effectiveness 5 Other	2013 22 19 43 13 4	2012 21 32 29 14 4

2013 saw the Committee focus on Board and Board Committee composition and succession planning, resulting in a number of new appointments to the Board and changes to Board Committee membership, including the appointment of new chairmen for the Board Audit Committee and Board Financial Risk Committee. We also saw significant progress towards our Board Diversity targets, achieving our 2013 target of having 20% of the Board comprised of women by 2013. More information about Board Diversity can be found on page 57 and our Board Diversity Policy is available on our website, Barclays.com.

Executive succession and talent management occupied a substantial amount of time at each of the Committee’s meetings in 2013, as we seek to ensure that Barclays has the right people in place to achieve its goal of becoming the ‘Go-To’ bank. You will learn more about the Committee’s activities in respect of talent management in the ‘Governance in Action’ section, opposite.

Role and responsibilities

The Committee is responsible for ensuring that the composition of the Board and its Committees is appropriate and enables them to function effectively. This requires us to regularly examine the skills, experience and diversity on the Board and each Committee and look ahead at any upcoming retirements. Where we identify gaps, either in the short, medium or longer term, it is our role to find a way to fill those gaps by, for example, identifying and recommending new Directors, or recommending changes in Committee membership. Succession planning for key Board positions, such as the Group Chief Executive, Senior Independent Director and Committee Chairmen, forms a part of our wider remit.

In addition to our responsibility for talent at Board level, we are responsible for the oversight of the Group’s Talent Management Programme.

We are responsible for agreeing the annual Board effectiveness review process and monitoring any actions arising. We also keep abreast of corporate governance issues and developments to ensure that Barclays’ practices remain in line with best practice.

Committee composition

As Chairman of the Board, I also Chair the Board Corporate Governance and Nominations Committee. Joining me on the Committee are the Chairmen of each of our other Board Committees and the Deputy Chairman. During 2013 there were four members in total and our names and attendance at meetings during 2013 are set out in the table opposite.

52 >

Corporate governance report >

Board Corporate Governance and Nominations Committee continued

The Committee’s work

The Committee held four meetings in 2013, one of which was an additional meeting to consider Executive Committee changes. The chart opposite shows how the Committee allocated its time during 2013.

Board and Committee Composition and Succession Planning

As described on page 56, the Board went through a period of significant refreshment in 2013, with five new Directors having joined, and three having retired. This refreshment arose from a concerted focus by the Committee on Board and Committee composition, anticipating how it is likely to change, confirming its ideal size and the appropriate mix of skills, experience and diversity and concluding what changes were needed for the future. These issues were debated at each of our scheduled meetings and our conclusions reported to the next Board meeting. Actions agreed were implemented and followed up at the next meeting. For example, we agreed that a search should commence for a new non-executive Director with specific accounting expertise to provide succession options for chairing the Board Audit Committee. I ensured that the Committee was kept updated on progress and sought their views, both in formal meetings and informally. Mike Ashley was identified as a suitable candidate and was interviewed separately by me, Antony Jenkins, Chris Lucas, our then Group Finance Director, and other members of the Committee. The Committee recommended Mike Ashley’s appointment to the Board on the basis of positive feedback from all Board members who interviewed him. Mike Ashley succeeded Sir Michael Rake as Chairman of Board Audit Committee with effect from 1 January 2014.

The Committee had specific regard to the independence criteria set out in the Charter of Expectations when considering the proposal that Sir John Sunderland should remain on the Board until the 2015 AGM in order to effect an orderly handover to a new Board Remuneration Committee Chairman.

Executive search firms, MWM Consulting and Egon Zehnder International, were instructed to assist with our Director searches in 2013. Neither external agency has any other connection with Barclays other than to provide executive recruitment services. Open advertising was not used in 2013 for Barclays non-executive Board positions, as we believe that targeted recruitment, based on the agreed role and person specification, is the optimal way of recruiting for these positions.

Board effectiveness

The Committee considered the process for the 2013 Board Effectiveness Review early in the year. We have had our Board Effectiveness Review externally facilitated each year since 2004 and we debated whether we should continue with external facilitation, or arrange an internally facilitated evaluation. We decided that we would like to remain at the forefront of best practice and agreed to continue with external facilitation. We also agreed to choose a new facilitator in order to refresh the process and to allay any residual concerns there may be around potential conflicts given our previous facilitator’s executive recruitment business. After discussions with a number of external service providers it was agreed to appoint Bvalco as the external facilitator. Bvalco has no other connection with Barclays other than to provide Board evaluation services.

We also monitored progress against the actions arising from the 2012 Board Effectiveness Review. I provide an update on this, and the outcomes of the 2013 Board Effectiveness Review on page 58.

Corporate governance

We examined our proposed corporate governance disclosures in the 2012 Annual Report and debated whether it appropriately addressed the issues given the LIBOR settlement in 2012 and subsequent events. Our focus was on ensuring that our reporting was as transparent as possible.

We also discussed feedback that had been received from various institutional investors and investor bodies on remuneration issues and matters to be voted on at the 2013 Annual General Meeting.

The Committee also assessed the processes in place for authorising Directors’ conflicts of interest and concluded that they had been effective. The processes are described in ‘Corporate Governance in Barclays’ available on our website, Barclays.com.

Sir David Walker

Chairman, Board Corporate Governance and Nominations Committee

3 March 2014

 Governance in action

Talent management

We recognise that our people are our biggest asset and that we have a responsibility to our stakeholders, including our shareholders, customers and our people themselves, to ensure that we recruit the best, effectively manage their potential and that there are succession plans in place for key leadership positions. It is therefore crucial that there is Board level oversight of talent management.

We requested updates on talent management at each of our scheduled meetings in 2013 so that we could scrutinise the new multi-year talent strategy, which forms part of the Transform programme, and satisfy ourselves that it was fit for purpose.

We confirmed that the strategy, which is aimed at ensuring that Barclays has the right leadership now and for the future, is appropriate and challenged management to make significant progress on each of the identified initiatives.

Our discussions covered recruitment and talent management at all levels including our ‘early career’ recruitment programmes (our graduate recruitment and our apprenticeships programme), ensuring the mobility and diversity of high potential employees, including high potential women, and developing senior leaders.

Having challenged management to achieve a 50% female graduate intake in the Investment Bank, a traditionally male-dominated business area, management provided an update on the actions being taken to widen the pool from which graduates are recruited and to address perceptions of careers in financial services. These include sponsorship of female university sports teams and societies, partnerships with organisations involved in creating opportunities for graduates and introducing a diversity objective to senior leaders’ objectives.

The Committee supported proposals to include a diversity metric in our new Balanced Scorecard and to encourage cross-business and cross-function moves. Internal mobility is being encouraged across the Group for all high potential employees, particularly for high-potential women, in order to ensure that career options are not confined to a particular business or function.

Both management and the Committee recognise that increasing diversity and developing talent are long-term objectives and we will continue to scrutinise progress closely in 2014.

> 53

Directors’ report

The Directors present their report together with the audited accounts for the year ended 31 December 2013.

Other information that is relevant to the Directors’ Report, and which is incorporated by reference into this report, can be located as follows:

Page
Corporate governance report	29-53

Employee involvement	62-64

Policy concerning the employment of disabled persons	63

Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares or in derivatives or other financial instruments relating to such shares	65-101

Risk review	106-210

Financial instruments	267-291

The subsidiary and associated undertakings which principally affect the profits or net assets of the Group in the year	325-326

Rights and obligations attaching to shares	401-404

Restrictions on the transfer of securities	401-404

Restrictions on voting rights	401-404

Section 414A of the Companies Act 2006 requires the Directors to present a Strategic Report in the Annual Report and Accounts. The information can be found on pages 02 to 50.

The Company has chosen, in accordance with section 414 C(ii) of the Companies Act 2006, and as noted in this Directors’ report, to include certain matters in its Strategic Report that would otherwise be required to be disclosed in this Directors’ report.

An indication of likely future developments is given in the Strategic Report.

Profit and dividends

The adjusted profit for the financial year, after taxation, was £3,152m (2012: £5,440m). Statutory profit after tax for 2013 was £1,297m (2012: £181m). The final dividend for 2013 of 3.5p per share will be paid on 28 March 2014 to shareholders whose names were on the Register of Members at the close of business on 21 February 2014. With the interim dividends totalling 3p per ordinary share, paid in June, September and December 2013, the total distribution for 2013 is 6.5p (2012: 6.5p) per ordinary share. The interim and final dividends for 2013 amounted to £859m (2012: £733m).

Board of Directors

The names of the current Directors of Barclays PLC, along with their biographical details, are set out on pages 83 to 85 and are incorporated into this report by reference. Sir Andrew Likierman, Chris Lucas and David Booth left the Board with effect from 25 April 2013, 16 August 2013 and 31 December 2013 respectively. Diane de Saint Victor, Frits van Paasschen, Mike Ashley, Wendy Lucas-Bull and Tushar Morzaria joined the Board on 1 March 2013, 1 August 2013, 18 September 2013, 19 September 2013 and 15 October 2013 respectively. There were no other changes to Directors in 2013. Stephen Thieke was appointed to the Board on 7 January 2014.

Appointment and retirement of Directors

The appointment and retirement of Directors is governed by the Company’s Articles of Association (the Articles), the UK Corporate Governance Code (the Code), the Companies Act 2006 and related legislation. The Articles may only be amended by a special resolution of the shareholders.

The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any such Director holds office only until the next AGM and may offer himself/herself for re-election. The Articles also require that at each AGM at least one-third (rounded down) of the Directors retire by rotation. The retiring Directors are eligible to stand for re-election. The Code recommends that all directors of FTSE 350 companies should be subject to annual re-election and all Directors will stand for election or re-election at the 2014 AGM with the exception of Fulvio Conti and Simon Fraser, who are retiring from the Board.

54 >

Directors’ indemnities

The Company maintains Directors’ and Officers’ liability insurance, which gives appropriate cover for any legal action brought against its Directors. In addition, qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2013 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

Qualifying pension scheme indemnity provisions (as defined by section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2013 for the benefit of the then directors, and at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as Trustee of the Barclays Bank UK Retirement Fund. The directors of the Trustee are indemnified against liability incurred in connection with the company’s activities as Trustee of the retirement fund.

Similarly, qualifying pension scheme indemnities were in force during 2013 for the benefit of directors of Barclays Executive Schemes Trustees Limited as Trustee of Barclays Bank International Zambia Staff Pension Fund (1965), Barclays Capital International Pension Scheme (No.1), Barclays Capital Funded Unapproved Retirement Benefits Scheme, and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the Trustee are indemnified against liability incurred in connection with the company’s activities as Trustee of the schemes above.

Political donations

The Group did not give any money for political purposes in the UK or the rest of the EU nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year. Barclays Africa Group Limited (formerly Absa Group Limited), in which the Group has a majority stake, made donations totalling £170,800 in 2013 (2012: £185,666) in accordance with its policy of making political donations to the major South African political parties as part of their Democracy Support Programme. The Group made no other political donations in 2013.

In accordance with the Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the USA funded by the voluntary political contributions of eligible Barclays employees. The PAC is not controlled by Barclays and all decisions regarding the amounts and recipients of contributions are directed by a steering committee comprised of eligible contributors. Contributions to political organisations reported by the PAC during calendar year 2013 totalled $16,000 (2012: $63,564).

Environment

Barclays Climate Action Programme focuses on addressing environmental issues where we believe we have the greatest potential to make a difference. The Programme focuses on managing our own carbon footprint and reducing our absolute carbon emissions, developing products and services to help enable the transition to a low-carbon economy, and managing the risks of climate change to our operations, clients, customers and society at large. We invest in improving the energy efficiency of our operations and offset the emissions remaining through the purchase of carbon credits. We also have a long-standing commitment to managing the environmental and social risks associated with our lending practices, which is embedded into our Credit Risk processes. A governance structure is in place to facilitate clear dialogue across the business and with suppliers around issues of potential environmental and social risk.

We have disclosed global greenhouse gas emissions that we are responsible for as set out by ‘The Companies Act 2006 (Strategic Report and Director’s Report) Regulations 2013’. We provide fuller disclosure across our carbon management and environmental programmes in the Barclays Citizenship report. More details may be found on our website at Barclays.com/citizenship.

	Current reporting Year 2013	[a]	Comparison Year 2012	[b]
Global GHG Emissions[c]
Total CO2e (tonnes)	969,782		1,014,332
Scope 1 CO2e emissions (tonnes)[d]	57,334		47,363
Scope 2 CO2e emissions (tonnes)	732,096		779,844
Scope 3 CO2e emissions (tonnes)[e]	180,352		187,126
Intensity Ratio
Total Full Time Employees (FTE)	139,600		139,200
Total CO2e per FTE (tonnes)	6.94		7.28

Notes:

a	2013 reporting year covers Q4 2012 and Q1, 2, 3 of 2013. The carbon reporting year is not fully aligned to the financial reporting year covered by the Directors’ report. This report is produced earlier than previous carbon reporting to allow us to report within the year-end financial reporting timelines.
b	2012 reporting year is the full calendar year (Jan 2012 – Dec 2012).
c	The methodology used to calculate our CO2e emissions is the GHG Protocol Corporate Accounting and Reporting Standard (revised edition), using the operational control approach on reporting boundaries. Where properties are covered by Barclays consolidated financial statements but are leased to tenants who are invoiced for utilities, these emissions are not included in the Group GHG calculations.
¡	Scope 1 covers direct combustion of fuels and company owned vehicles (from UK and South Africa only, which are the most material contributors).
¡	Scope 2 covers emissions from electricity and steam purchased for own use.
¡	Scope 3 covers indirect emissions from business travel (global flights and private cars, rail, taxis and car hire from UK and South Africa where this type of transport is material).
d	Fugitive emissions from UK, Americas and Asia-Pacific are reported in Scope 1 for 2013. Fugitive emission data Europe and Africa was not available for this report but we are working to establish data for key operations in these regions for 2014. Fugitive emission data for 2012 is not available. Business travel reported in Scope 1 covers company cars in UK and South Africa. This covers the majority of our employees where we have retail operations with car fleets.
e	Scope 3 is limited to emissions from business travel which covers global flights and UK and South Africa ground transportation. Ground transportation data (excluding Scope 1 company cars) covers UK and South Africa where this type of transport is material and data is available.

Research and development

In the ordinary course of business the Group develops new products and services in each of its business divisions.

Share capital

Share capital structure

The Company has ordinary shares in issue. The Company’s Articles also allow for the issuance of Sterling, US Dollar, Euro and Yen preference shares (preference shares). No preference shares have been issued as at 28 February 2014 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2013 and 28 February 2014. Details of the movement in ordinary share capital during the year can be found in Note 32 on pages 313 and 314.

On 31 October 2008, Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants (the Warrants) to subscribe for up to 1,516.9 million new Ordinary Shares at a price of £1.97775. On 13 February 2013 Barclays PLC and Barclays Bank PLC announced that they had entered into an agreement with Deutsche Bank AG and Goldman Sachs International (the Warrantholders) pursuant to which the Warrantholders had agreed to exercise in aggregate the 379.2m outstanding Warrants. As a consequence of this agreement no other Warrants remain outstanding.

> 55

Directors’ report > Directors’ report continued

Exercisability of rights under an employee share scheme

Employee Benefit Trusts (EBTs) operate in connection with certain of the Group’s Employee Share Plans (Plans). The trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties other than as specifically restricted in the relevant Plan governing documents. The trustees of the EBTs have informed the Company that their normal policy is to abstain from voting in respect of the Barclays shares held in trust. The trustees of the Global Sharepurchase EBT and UK Sharepurchase EBTs may vote in respect of Barclays shares held in the EBTs, but only as instructed by participants in those Plans in respect of their Partnership shares and (when vested) Matching and Dividend shares. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBTs.

Special rights

There are no persons holding securities that carry special rights with regard to the control of the company.

Major shareholdersa

Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by major shareholders pursuant to the Financial Conduct Authority’s DTR is published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2013, the Company had been notified under Rule 5 of the DTR of the following holdings of voting rights in its shares.

Person interested	Number of Barclays Shares		% of total voting rights attaching to issued share capital[b]

Qatar Holding LLC[c]	813,964,552		6.65

BlackRock, Inc[d]	805,969,166		7.06

The Capital Group Companies Inc[e]	809,174,196	[f]	5.03

Notes:

a	Significant shareholders for the last 3 years are shown on page [xx].
b	The percentage of voting rights and shares held are as calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR and may not reflect the impact of the rights issue.
c	Qatar Holding LLC is wholly-owned by Qatar Investment Authority.
d	Total shown includes 8,003,236 contracts for difference to which voting rights are attached.
e	The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds.
f	This figure also includes the ordinary share equivalent of 361,579 ADRs.

The Company has not been notified of any changes to the holdings of major shareholders between 31 December 2013 and 28 February 2014.

Powers of Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares, and to repurchase shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2013 AGM. It will be proposed at the 2014 AGM that the Directors be granted new authorities to allot and buy-back shares.

Issue of shares pursuant to the Rights Issue

On 30 July 2013, Barclays announced an underwritten rights issue to raise approximately £5.8bn (net of expenses). Under the terms of the Rights Issue, Barclays offered 3,219,067,868 New Ordinary Shares by way of Rights to Qualifying Shareholders at 185 pence per New Ordinary Share. The Rights Issue was made on the basis of one New Ordinary Share for every four Existing Ordinary Shares held by shareholders at close of business on the record date, 13 September 2013. The latest date for acceptance of the Rights Issue was 2 October 2013, and by this date, Barclays received valid acceptances in respect of 3,046,197,378 New Ordinary Shares, representing 94.63% of the total number of New Ordinary Shares offered to shareholders. The remaining 172,870,490 New Ordinary Shares were purchased by subscribers through the Underwriters for the Rights Issue.

Repurchase of shares

The Company did not repurchase any of its Ordinary Shares during 2013 (2012: none). As at latest practicable date, the Company had an unexpired authority to repurchase Ordinary Shares up to a maximum of 1,286,066,272 Ordinary Shares.

Change of control

There are no significant agreements to which the Company is a party that are affected by a change of control of the Company following a takeover bid. There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

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

Barclays is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. Barclays has an overarching framework that sets out Barclays approach to internal governance (the Barclays Guide). The Barclays Guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and monitoring compliance.

A key component of the Barclays Guide is the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective. The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (COSO 2), are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group operational risk framework. As well as incorporating our internal requirements, these reflect material Group-wide legal and regulatory requirements relating to internal control and assurance.

Effectiveness of internal controls

Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of business risk and control assessments and other internal and external sources are considered to identify pervasive themes. Where appropriate, individually significant issues or those affecting more than one business may be categorised as having Group level significance and are reported to the Board Audit Committee via the Operational Risk and Control Committee. The Board Audit Committee monitors resolution of any identified control issues of Group level significance through to a satisfactory conclusion. In addition, regular reports are made to the Board Audit Committee by management, internal audit and the finance, compliance and legal functions covering in particular financial controls, compliance and other operational controls.

Risk management and internal control framework

The Directors formally review the effectiveness of the system of internal control annually. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Revised Guidance for Directors on the UK Corporate Governance Code’ published by the Financial Reporting Council (the Turnbull Guidance).

56 >

These processes include an attestation procedure which requires all significant processes and identified material risks to be assessed and recorded, together with the related key controls by the Heads of Businesses and Functions. As part of this, specific consideration is given to relevant information, including as a minimum: legal entities; any open control issues; any outstanding internal and external audit findings; regulatory reviews and any outstanding regulatory compliance matters; compliance with Group level policies; records of operational incidents and loss/risk events; experience of all types of fraud; and any other material control-related matters that have been raised either by management or via independent/external review. The status of any remediation in connection with these matters is also considered. The results of this attestation procedure were reported to the Board Audit Committee in February 2014, when it was noted that, although several of the attestations received referred to outstanding control design/operating effectiveness issues, none of these had prevented the Heads of Businesses or Functions from providing a Turnbull statement. All issues had identified remediation tasks and attributed timescales for resolution (or timescales being determined).

The Board regularly reviews these processes through its principal Board Committees. Regular risk reports are made to the Board covering risks of Group level significance, including Credit risk, Market risk, Funding risk, Operational risk, Conduct risk and Reputation risk. The Board Financial Risk Committee and the Board Conduct, Reputation and Operational Risk Committee receive reports covering the Principal Risks as well as reports on risk measurement methodologies and risk appetite. Further details of risk management procedures and potential risk factors are given in the Risk Management section on pages 377 to 422.

As discussed in the Risk review section of the Annual Report a number of matters were made public during the course of 2013 which related to failings in the design and/or operation of certain controls other than those over financial reporting. Whilst the matters were disclosed in 2013, many of the failings giving rise to those issues occurred in prior periods. Management has reviewed the specific control processes impacted and concluded that these are now designed and operating effectively. Areas of ongoing control remediation are not considered to constitute material control failings. In addition to the above matters, a number of other issues are currently being analysed to assess their potential to impact on the control environment and the materiality of any such impact. Remediation plans will be defined and implemented, where necessary.

Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the Group’s financial statements. The Legal and Technical Review Committee is responsible for reviewing the Group’s financial reports and disclosures to ensure that they have been subject to adequate verification and comply with legal and technical requirements. The Committee reports its conclusions to the Disclosure Committee. The Disclosure Committee considers the content, accuracy and tone of the disclosures and reports its conclusions to the Group Executive Committee and the Board Audit Committee, both of which review its conclusions and provide further challenge. Finally, the Board reviews and approves results announcements and the Annual Report and ensures that appropriate disclosures have been made. This governance process ensures both management and the Board are given sufficient opportunity to review and challenge the Group’s financial statements and other significant disclosures before they are made public.

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

Management has assessed Barclays PLC Group’s and Barclays Bank PLC Group’s internal control over financial reporting as of 31 December 2013. In making its assessment, management has utilised the criteria set forth by COSO 2. Management concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2013. Our independent registered public accounting firm has issued a report on the Group’s internal control over financial reporting, which is set out on page 276.

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 230 to 235.

Changes in internal control over financial reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect the Group’s internal control over financial reporting.

> 57

Directors’ report > Directors’ report continued

Going concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risk to which it is exposed and its capital are discussed in the Strategic Report and in the Risk Review and Management section.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern. The Directors confirm they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Disclosure of information to auditor

Each Director confirms that, so far as he/she is aware, there is no relevant audit information of which the Company’s auditors are unaware and that each Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. This confirmation is given pursuant to section 418 of the Companies Act 2006 and should be interpreted in accordance with and subject to these provisions.

Directors’ Responsibilities

The following statement, which should be read in conjunction with the report of the independent registered public accounting firm set out on pages 271 to 275, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

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

The Directors consider that, in preparing the accounts on pages 277 to 376, and the additional information contained on pages 142 to 235, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Having taken all the matters considered by the Board and brought to the attention of the Board during the year into account, and having reviewed the annual report (including the strategic report), the Directors are satisfied that the annual report and accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s performance, strategy and business model.

Directors’ responsibility statement

The Directors (as referenced on pages 83 to 85) have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

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

(b)	The management report, which is incorporated into the Directors’ Report on pages 78 to 82, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson

Company Secretary

3 March 2014

Barclays PLC

Registered in England, Company No. 48839

58 >

Board of Directors	Executive Director Non-executive Director

Sir David Walker (74)

Chairman

Skills and experience

Sir David joined the Board as a non-executive Director in September 2012 and became Chairman in November 2012.

Sir David began his career with Her Majesty’s Treasury, where, with a period on secondment to the International Monetary Fund in Washington, he served until 1977. Sir David held several key positions at the Bank of England, where he became one of four Executive Directors. He was Chairman of the Securities & Investment Board and, ex officio, a nominated member of the Council of Lloyd’s. Sir David was a non-executive member of the Court of the Bank of England, a non-executive board member of the former CEGB and subsequently of National Power plc. He was formerly Chairman of Reuters Venture Capital, Vice-Chairman of the Legal and General Group plc and was Chairman of the London Investment Bankers’ Association for 4 years. Sir David was Chairman and CEO of Morgan Stanley International, and subsequently Chairman. He retired as Chairman of Morgan Stanley International in December 2005 but remained a Senior Advisor until the end of August 2012. Sir David is a member and a trustee of the Group of Thirty and previously served as Treasurer of the Group. He was Chairman of the Business Leaders’ Group of the East End charity Community Links.

Sir David has completed two reports and made recommendations in respect of the private equity industry and corporate governance at financial institutions. He also co-led the independent review of the report that the FSA produced into the failure of Royal Bank of Scotland and was a member of the four-person Committee chaired by Lord Woolf (former Lord Chief Justice) into ethical business conduct at BAE Systems plc.

Sir David has significant experience as a director and chairman, coupled with an extensive knowledge of the financial services industry. This, in addition to an excellent understanding and experience of boardroom and corporate governance issues, enables him to provide effective leadership to the Barclays Board.

Other principal external appointments

Trustee, Cicely Saunders Foundation

Committee membership

Board Conduct, Reputation and Operational Risk Committee (Chairman)

Board Corporate Governance and Nominations Committee (Chairman)

Board Enterprise Wide Risk Committee (Chairman)

Board Remuneration Committee

Antony Jenkins (52)

Group Chief Executive; Executive Director

Skills and experience

Antony was appointed Group Chief Executive in August 2012. Previously Antony was Chief Executive of Barclays’ Retail and Business Banking business. He has been a member of the Group Executive Committee since 2009.

Antony started his career at Barclays, where he completed the Barclays’ Management Development Programme, before going on to hold various roles in retail and corporate banking. He then moved to Citigroup, working in both London and New York, before rejoining Barclays as Chief Executive of Barclaycard. Antony has represented Barclays as a non-executive Director on the Board of Absa (now Barclays Africa Group). He was also on the Board of Visa Europe Ltd and the Board of Motability Operations Group plc. Since becoming Group Chief Executive, Antony has taken the lead in the development of Barclays’ Transform programme, including the introduction of a new purpose and values, with the aim of making Barclays the ‘Go-To’ Bank for customers and clients.

Other principal external appointments

Member, Board of Directors of the Institute of International Finance

Member, International Advisory Panel of the Monetary Authority of Singapore

Committee membership

Group Executive Committee (Chairman)

Mike Ashley (59)

Non-Executive Director

Skills and experience

Mike joined the Board as a non-executive Director in September 2013. He was formerly Head of Quality and Risk Management for KPMG Europe LLP (ELLP), which forms part of the KPMG global network, where his responsibilities included the management of professional risks and quality control. He was a member of the ELLP Board and was also KPMG UK’s designated Ethics Partner. Mike has over 20 years experience as an audit partner, during which he was the lead audit partner for several large financial services groups, most recently HSBC Holdings and Standard Chartered PLC, and also for the Bank of England. Mike has an in depth understanding of auditing and the associated regulatory issues, with specific experience of large, global banks.

Other principal external appointments

Member, Institute of Chartered Accountants in England and Wales’ Ethics Standards Committee

Member, HM Treasury’s Audit Committee

Vice Chair, European Financial Reporting Advisory Group’s Technical Expert Group

Committee membership

Board Audit Committee (Chairman)

Board Conduct, Reputation and Operational Risk Committee

Board Corporate Governance and Nominations Committee

Board Financial Risk Committee

Board Enterprise Wide Risk Committee

Tim Breedon (56)

Non-executive Director

Skills and experience

Tim was appointed to the Board as a non-executive Director in November 2012. Tim held a number of roles at Legal & General Group plc (L&G) before joining its board as Group Director (Investments) and becoming Group Chief Executive. He was later an adviser to L&G, primarily with responsibilities in connection with Solvency II. Tim was a Director of the Association of British Insurers (ABI), and also served as its Chairman. He was also Chairman of the UK Government’s non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK. Tim was a director of the Financial Reporting Council and was on the board of the Investment Management Association. Tim has over 25 years of experience in financial services and has extensive knowledge and experience of regulatory and government relationships. He brings to the Board the experience and knowledge of leading a financial services company, combined with an understanding of the UK and EU regulatory environment and risk management. His customer focus and understanding of investor issues, gained both at L&G and the ABI, is of particular relevance to Barclays.

Other principal external appointments

Non-executive Director, Ministry of Justice

Committee membership

Board Financial Risk Committee (Chairman)

Board Audit Committee

Board Conduct, Reputation and Operational Risk Committee

Board Corporate Governance and Nominations Committee

Board Remuneration Committee

Board Enterprise Wide Risk Committee

Fulvio Conti (66)

Non-executive Director

Skills and experience

Fulvio joined the Board in April 2006 as a non-executive Director. Fulvio has significant financial and business experience from a career spanning over 35 years, and is currently CEO and General Manager of Enel SpA, the Italian energy company, where he was previously Chief Financial Officer. During his career Fulvio held the role of General Manager and CFO of Telecom Italia SpA and CFO for various private and government owned entities in Italy. He was also in charge of finance at Montedison–Compart, was CFO at Montecatini and Ferrovie dello Stato and has also held positions in finance and operations in various affiliates of Mobil Oil Corporation in Italy and Europe. Fulvio’s wide ranging business experience, particularly in continental Europe, provides a valuable contribution to the Board Audit Committee and the main Board, particularly with regard to economic and political developments in the Eurozone.

Other principal external appointments

President, Eurelectric

Director, AON PLC

Director, ENDESA SA

Director, Italian Institute of Technology

Independent Director, RCS MediaGroup S.p.A

Vice President, Confindustria

Committee membership

Board Audit Committee

Simon Fraser (54)

Non-executive Director

Skills and experience

Simon joined the Board in March 2009 as a non-executive Director. He has extensive experience of the fund management industry, having started his career at Fidelity International, where he spent 27 years. During this time Simon was President of the Investment Solutions Group and President of the Retirement Institute. He held a number of other positions during his career at Fidelity International, including President, European & UK Institutional Business, Global Chief Investment Officer, Chief Investment Officer for Asia Pacific and Chief Investment Officer of the European Investment Group. With his extensive experience of the fund management industry, Simon provides a useful perspective on how Barclays is viewed by its institutional investors.

> 59

Board of Directors > continued

Other principal external appointments

Director, Fidelity European Values PLC

Director, Fidelity Japanese Values PLC

Chairman, Foreign and Colonial Investment Trust PLC

Chairman, The Merchants Trust PLC

Non-executive Director, Ashmore Group PLC

Committee membership

Board Audit Committee

Board Remuneration Committee

Reuben Jeffery III   (61)

Non-executive Director

Skills and experience

Reuben joined the Board in July 2009 as a non-executive Director. He is currently CEO and a director of Rockefeller & Co Inc. and Rockefeller Financial Services Inc. Reuben served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs, as Chairman of the Commodity Futures Trading Commission and as a special assistant to the President on the staff of the National Security

Council. Before his government service, Reuben spent eighteen years at Goldman, Sachs & Co where he was managing partner of Goldman Sachs in Paris and led the firm’s European Financial Institutions Group in London. Prior to joining Goldman Sachs, Reuben was a corporate attorney with Davis Polk & Wardwell. Reuben has a broad range of financial services experience, particularly investment banking, and in addition brings extensive insight into the US political and regulatory environment.

Other principal external appointments

Member, International Advisory Council of the China Securities Regulatory Commission

Member, Advisory Board of Towerbrook Capital Partners LP

Member, International Advisory Committee, RIT PLC

Director, Financial Services Volunteer Corps

Director, J Rothschild Capital Management Limited

Committee membership

Board Conduct, Reputation and Operational Risk Committee

Board Financial Risk Committee

Wendy Lucas-Bull   (60)

Non-Executive Director

Skills and experience

Wendy was appointed to the Board as a non-executive Director in September 2013. She is currently Chairman of

Barclays Africa Group Limited (formerly Absa Group Limited), one of the largest financial services groups in Africa and majority owned by Barclays. She previously served as an Executive Director of Rand Merchant Bank and became Chief Executive of FirstRand Ltd’s retail businesses following the merger of Rand Merchant Bank and First National Bank. She has held senior Board positions at the Development Bank of Southern Africa, the South African Financial Markets Advisory Board and Nedbank Group Limited. Wendy has also held positions on the boards of Telkom SA, Eskom, Aveng Ltd, Alexander Forbes Ltd, Dimension Data PLC and Anglo American Platinum Ltd. Her extensive experience from board level positions in South African banks, as well as her years of providing consultancy services to the largest banks in South Africa, provides the Board with valuable retail, commercial and investment banking expertise. Her in-depth knowledge of banking in Africa also provides an invaluable insight into banking in the region. Wendy has led or participated in a number of conduct related consultations throughout her career, and such knowledge and experience will contribute greatly towards the discussion of culture at Barclays.

Other principal external appointments

Director, Afrika Tikkun NPC

Director, Peotona Group Holdings

Committee membership

Board Conduct, Reputation and Operational Risk Committee

Tushar Morzaria   (45)

Group Finance Director

Skills and experience

Tushar joined the Board and Executive Committee of Barclays in October 2013 as Group Finance Director. Prior to this, he was CFO, Corporate and Investment Bank at JP Morgan Chase, a role he held on the merger of the investment bank and the wholesale treasury/security services business at JP Morgan. Prior to the merger, he was CFO of the investment bank and held other various roles during his career at JP Morgan.

Tushar qualified as an accountant at Coopers and Lybrand Deloitte and for most of his career he has worked in investment banking, having held various roles at SG Warburg, JP Morgan and Credit Suisse.

Tushar has over 20 years of strategic financial management experience, which will prove invaluable in his role as Group Finance Director.

Other principal external appointments

None

Committee membership

Group Executive Committee

Dambisa Moyo   (45)

Non-executive Director

Skills and experience

Dambisa joined the Board in May 2010 as a non-executive Director. She is an international economist and commentator on the global economy, with a background in financial services. After completing a PhD in Economics, she worked for Goldman Sachs in the debt capital markets, hedge funds coverage and global macroeconomics teams. Dambisa has also worked for the World Bank and formerly served as a non-executive Director of Lundin Petroleum AB (publ). Dambisa’s background as an economist, in particular her knowledge and understanding of global macroeconomic issues and African economic, political and social issues, provides an important contribution to the Board’s discussion of Barclays’ business and citizenship strategy.

Other principal external appointments

Non-executive Director, SABMiller PLC

Non-executive Director, Barrick Gold Corporation

Committee membership

Board Conduct, Reputation and Operational Risk Committee

Board Financial Risk Committee

Frits van Paasschen   (52)

Non-Executive Director

Skills and experience

Frits was appointed to the Board as a non-executive Director in August 2013. Frits is an experienced Director and Chief Executive Officer. He is currently CEO and President of Starwood Hotels and Resorts Worldwide Inc, one of the world’s largest hotel companies. He served as a non-executive Director for two NYSE listed companies, Jones Apparel Group and Oakley. He previously served as the CEO and President of Coors Brewing Company and has held various senior management positions with Nike, Inc. and Disney Consumer Products. Frits’ extensive global and commercial experience and role as a CEO of an international business provides valuable strategic insight. In particular, his experience in developing and marketing brands, and a broad knowledge of enhancing business performance and the customer experience in a retail environment, is highly beneficial to many aspects of Barclays’ business.

Other principal external appointments

None

Committee membership

None

Sir Michael Rake   (66)

Deputy Chairman and Senior Independent Director

Skills and experience

Sir Michael joined the Board in January 2008 as a non-executive Director. He was appointed Senior Independent Director in October 2011 and Deputy Chairman in July 2012. Sir Michael spent over 30 years with KPMG, where he was Senior Partner of the UK firm and Chairman of KPMG International. Sir Michael is Chairman of BT Group plc and was previously Chairman of the UK Commission for Employment and Skills, Chairman of Business in the Community, Chairman of easyJet plc and a director of the Financial Reporting Council. Sir Michael has substantial financial and commercial experience gained in the UK, Continental Europe and the Middle East. He also has significant experience, both as Chairman and a board member, of listed companies

Other principal external appointments

President, Confederation of British Industry

Director, McGraw-Hill Financial, Inc

Committee membership

Board Corporate Governance and Nominations Committee

Board Enterprise Wide Risk Committee

Board Financial Risk Committee

Diane de Saint Victor   (59)

Non-executive Director

Skills and experience

Diane was appointed as a non-executive Director in March 2013. She is currently General Counsel and Company Secretary and a member of the Group Executive Committee of ABB Limited, the publicly listed international power and automation technologies company based in Switzerland. Her responsibilities include Head of Legal and Integrity Group. She was formerly Senior Vice President and General Counsel of EADS, the European aerospace and defence company. Diane’s legal experience and her knowledge of regulatory and compliance matters allows her to provide a unique perspective to the Board and its Committees.

Other principal external appointments

Member, Advisory Board of The World Economic Forum’s Davos Open Forum

Committee Membership

Board Audit Committee

Board Conduct, Reputation and Operational Risk Committee

60 >

Executive Director Non-executive Director

Sir John Sunderland (68)

Non-executive Director

Skills and experience

Sir John joined the Board as a non-executive Director in June 2005. He has extensive business and board level experience, having spent forty years with Cadbury Schweppes PLC, where he became Chief Executive and subsequently Chairman. Sir John has significant experience as a director of UK listed companies, and has also held a number of similar positions in trade and professional bodies, including President of the Confederation of British Industry and President of the Chartered Management Institute. Sir John is Chairman of Merlin Entertainments Group PLC and was formerly a director of the Financial Reporting Council. In addition to his Board level experience Sir John brings extensive experience and knowledge of retailing and brand marketing.

Other principal external appointments

Non-executive Director, AFC Energy PLC

Governor, Reading University Council

Chancellor, Aston University

Committee membership

Board Remuneration Committee (Chairman)

Board Conduct, Reputation and Operational Risk Committee

Board Corporate Governance and Nominations Committee

Board Enterprise Wide Risk Committee

Steve Thieke (68)

Non-executive Director

Skills and experience

Steve was appointed to the Board as a non-executive Director in January 2014. He has four decades of experience in financial services, both in regulation and investment banking. Steve worked for the Federal Reserve Bank of New York for twenty years, where he held several senior positions in credit and capital market operations and banking supervision and later he became a non-executive director at the FSA. He has also held senior roles in investment banking and risk management with JP Morgan, where he spent ten years. He was Head of the Fixed Income Division, co-Head of Global Markets, President and Chairman of JP Morgan Securities, Inc. and Head of the Corporate Risk Management Group, retiring from JP Morgan in 1999. He has significant board level experience, both in executive and non-executive roles, including spending seven years as a director of Risk Metrics Group, where latterly he served as Chairman of the board, and nine years on the board of PNC Financial Services Corp.

Other principal external appointments

None

Committee membership

Board Financial Risk Committee

Board Remuneration Committee

Executive committeea

Antony Jenkins

Group Chief Executive

Robert Le Blanc

Chief Risk Officer

Eric Bommensath

Co-Chief Executive, Corporate and Investment Banking

Irene McDermott Brown

Group Human Resources Director

a - Executive Committee biographies are presented on pages 409 to 410

Bob Hoyt

Group General Counsel

Valerie Soranno Keating

CEO, Barclaycard

Thomas King

Co-Chief Executive, Corporate and Investment Banking

Hugh (Skip) E. McGee III

Chief Executive, Americas

Tushar Morzaria

Group Finance Director

Maria Ramos

Chief Executive, Absa Group and Barclays Africa

Mike Roemer

Group Head of Compliance

Ashok Vaswani

CEO, Retail and Business Banking

Darryl West

Interim Chief Operations and Technology Officer

> 61

People

In 2013, we covered a significant amount of ground on our journey to becoming the ‘Go-To’ bank and continuing to attract, develop and retain the best talent will be critical to our success. This year, we have made major changes to our internal policies and practices, particularly in the areas of leadership, talent, reward and performance, to support our commitment to making Barclays a values-driven business.

All colleagues are expected to align their objectives to the 5Cs of the Balanced Scorecard, with individual performance for 2014 measured both on what has been achieved (their personal contribution to ‘Go-To’) and how it has been achieved (their demonstration of our Values). Variable remuneration will be based on an individual’s performance rating, with the Balanced Scorecard playing a greater role in determining business performance and its impact on bonus pools.

Our new global recognition plan uses non-financial rewards to celebrate outstanding colleague achievements, in particular where they have role-modelled the Values. Colleagues are also encouraged to share in our success by participating in our all–employee share plans. The schemes have been running successfully since their inception over 10 years ago. Further details of our approach to remuneration are included in the Remuneration Report on pages 65 to 101.

It is our belief that leadership shapes culture, and that this drives business performance. Consequently, alongside these changes to Reward and Performance, we have focused on the processes that enable Barclays to acquire, assess and develop people through the lens of the Values and Behaviours to ensure that leaders have the personal insight, capability and mind-set to lead the organisation through Transform. All Barclays colleagues have participated in Values training delivered by internal ‘Values Leaders’, a community of 1,300 colleagues. This has also been aligned to the Global Induction programme to ensure all new joiners understand ‘who we are’ and ‘how we work together’.

We have made significant progress on our talent development approach by defining a globally consistent potential framework, and managing a group-wide approach for senior level talent reviews and Managing Director promotions. As we look ahead, we will continue to make stronger connections between past performance, future potential and career opportunities across Barclays. To engage and develop our leaders, we have built a tailored approach, underpinned by a set of clearly articulated leadership competencies and behavioural standards, levelled by role. The Barclays Leadership Academy was deployed to all Managing Directors in October and, over the course of 2014, we will be rolling out the Leadership Curriculum to provide a consistent, rigorous, global approach to developing leadership capability for all levels up to Director.

Our Early Careers and Graduate recruitment programmes are a crucial talent pipeline and the source of Barclays’ future leaders. These programmes aim to help Barclays grow a diverse, engaged and highly trained workforce and became increasingly integrated over the course of 2013. In line with the firm-wide strategy, we presented a more unified proposition to applicants and have offered students and graduates the opportunity to work across Barclays. Additionally, our new ‘Grow with Barclays’ framework presents clear pathways for progression from apprentice to graduate with recognised qualifications along the way. We met our commitment to recruit 1,000 apprentices by the middle of 2013 and set a new goal to recruit another 1,000 by the end of 2015.

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on various factors affecting the performance of the Group. It is important that our colleagues are informed of key decisions which impact upon them, beyond just our business strategy, and have the opportunity to express their views. The focus in 2013 has been upon establishing a dialogue with our colleagues using a variety of formal and informal channels ranging from Executive presentations, news magazines and intranet content to communicate the Company’s results and performance, along with channels such as regular town halls and the Barclays Jam, our first online global discussion which took place in July 2013 discussing our purpose and values. Both latter examples provided an opportunity for leaders to talk to colleagues directly and hear their views.

We advocate a ‘partnership’ approach to industrial relations and maintain regular and constructive dialogue with more than 30 national unions, works councils and staff associations across the globe. Employee representatives are consulted regularly on a wide range of matters affecting their interests. In Europe and Africa we have well established regional consultation forums to engage colleagues on transnational issues. Where business restructuring has been necessary and this has resulted in potential job losses, we have worked closely with colleague representatives to avoid compulsory redundancies where possible, ensuring colleagues leaving Barclays have been supported and treated with respect. Where there are no collective representative bodies in-country, we engage directly with colleagues.

We remain firmly committed to continuing to evolve our people policies and practices to ensure that our colleagues are supported on their journey to becoming the ‘Go-To’ bank. We recognise the important role our colleagues play as advocates of what we are trying to achieve and, as a result, are focused on sustaining and increasing employee engagement. Colleagues have demonstrated continued resilience and fortitude in 2013 and remain committed to the goal of becoming the ‘Go-To’ bank.

FTE by region

	2013	2012	2011

UK	54,400	55,300	56,100
Africa & Middle East	45,800	45,200	47,900
Continental Europe	9,800	11,100	11,600
Americas	11,100	11,100	10,900
Asia Pacific	18,500	16,500	14,600

Total	139,600	139,200	141,100

Global employment statistics

Diversity & Inclusion (D&I)

At Barclays, we have deployed a global D&I strategy to ensure that colleagues of all backgrounds are treated equitably and can contribute fully to the bank. This strategy is fully aligned to our business goals; it is embedded into our journey to becoming the ‘Go-To’ bank and integral to our Values. This approach and the tangible progress we are making has resulted in national and international recognition from prestigious organisations such as The Times Top Places for Women, Community Business in Asia, and the Human Rights Campaign.

The strategy reaches from our employee diversity networks, up through to a dedicated D&I team, business diversity councils, and ultimately leads to the Chairman’s office. Alongside the inclusion of diversity metrics within the company’s Balanced Scorecard, creating a diverse and inclusive environment is at the forefront of the bank’s vision.

62 >

Our 2013 priorities established the D&I foundation. We have expanded our global agendas to include multigenerational and multicultural, and have successfully launched the first in a series of listening groups. We commenced our deployment of our Unconscious Bias Leadership programme for our global Managing Director and Director population of over 8,000 leaders. Most significantly, we have aligned strategic deliverables to our Values and to the Transform priorities, and are on course for reaching our 2018 gender target of 26% senior female leadership (Directors and Managing Directors).

Gender

Achieving a better balance between male and female employees, particularly at the senior leadership level, is a challenge that many financial services organisations face. Increasing female representation will continue to be a key priority for our diversity and inclusion strategy.

Female representation

Above shows the positive change in female representation within Barclays from 2012 to 2013

We have achieved significant progress in the representation of females in senior leadership. Not only do we have three women sitting on our Group Executive Committee, but also female representation at Board level reached our target of 20% for 2013.

The turnover of all female employees across the bank was 14% in 2013, below the 15% average for all our employees. Going forward, we want more talented women to join Barclays and develop their careers with us. Our programme to provide high-potential female employees with targeted development and mentoring currently has more than 100 participants, while membership of our Women’s Initiative Network continues to grow globally. Not only are we looking at the senior leadership population, but our target of a 50/50 gender split for our graduate recruitment means that our efforts stretch across the bank’s entire talent pipeline.

We are consistently seen as leaders within the gender agenda by external benchmarks, best seen by our seventh consecutive year within The Times Top 10 Workplaces for Women. Both Maria Ramos and Val Soranno Keating have been listed within Fortune’s Most Powerful Women 2013, giving credit to the strong women we have in leadership positions within the organisation.

LGBT

Our support for our lesbian, gay, bisexual and transgender (LGBT) colleagues continued to advance in 2013. Membership of our award-winning Spectrum network for LGBT employees stands at more than 3,000 globally. The network continued its previous success of launching the first ever LGBT employee network mobile app by hosting the UK finance industry’s first ever transgender awareness event at 1 Churchill Place.

We continue to support Pride events and awareness campaigns around the world, including World AIDS Day and other fundraising events which take place across Barclays.

Barclays were ranked second – our best ever result – by the charity Stonewall in its 2014 Global Workplace Equality Index, whilst also being awarded their ‘Star Performer’ award for the second year running. We remain the only financial services organisations to have been named in the top 25 LGB employers list every year since the launch of the Index, marking a decade of being named one of the top LGBT employers.

Disability

Last year saw significant milestones within the disability agenda. Sir David Walker sponsored the Barclays Accessibility statement, ensuring we not only comply with UK and international legislation, but we help to create an inclusive environment for all our disabled colleagues. The Reach employee network grew a further chapter in Tokyo, whilst Barclays became signatories to the Disability Confident Campaign.

Not only were we named winners of the BDF Disability Standard and Best Service Provider 2013, but our audio ATMs won both Best Innovation at UKUX and the RNIB Exemplars’ Award, recognising that we always have our diverse customer base in mind when designing new and innovative services.

Aligned to our equal opportunities approach, applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicants concerned. In the event of members of staff becoming disabled, every effort is made to ensure that their employment with the Group continues. Furthermore, it is the policy of the Group that appropriate training, career development and the promotion of disabled people should, as far as possible, be identical to that of other employees. We also monitor a number of indicators relating to disability in order to address the underlying causes of workplace issues, for example the number of working days lost due to musculoskeletal problems. In 2013 3% of our global workforce declared themselves as having a disability.

Multigenerational

> 63

People > continued

The Barclays workforce is made up of all generations: from the Traditionalists (born between 1925-1945) to Generation Y (those born after 1988), we work hard to support all our colleagues at all stages of their career. The multigenerational agenda has come a long way in 2013 through the launch of the Springboard Mortgage in the UK, to employing our 1,000th apprentice, to ensuring we include all those on maternity leave within the Culture and Values training programme.

Our Barclays Elderly Simulation Kit, which allows colleagues to experience the challenges faced by senior citizens, has been recognised globally as a breakthrough in helping bridge the gap between younger and older generations. Our LifeSkills and Bridges into Work programmes continue to support those taking their first steps into the industry, whilst initiatives such as the UK RBB Jobshare programme help individuals with career changes whatever their stage in life.

We were named as the joint winners of Best of All Stages of Motherhood Award, winners for Talent Attraction by Working Mums, and named within the Top 10 Working Families Award, all of which is a testament to the traction Barclays has gained within the multigenerational pillar.

Multicultural

Above shows the percentage of underrepresented populations that make up our global and regional populations. Note that underrepresented populations are defined regionally to ensure inclusion with all groups in the workplace

a	UK includes Asian, Mixed, Black, Other and Non-disclosed
b	US includes Hispanic/Latino, Asian, Mixed, Black, Other and Non-disclosed
c	South Africa includes African, Indian, Coloured, Other, and Non-disclosed

We are committed to supporting all our employees, regardless of religion, ethnicity, nationality, or race. We respect important cultural and religious calendar dates and our UK canteens offer both halal and kosher food. There are also quiet rooms available for prayer in many of our larger sites.

This year, Barclays launched its first ever multicultural holiday e-card, which was available to send to all clients and customers, and donated £10m to UNICEF along with additional donations for every e-card sent. We also recognised our diverse customer base by having multicultural posters in many of our UK retail branches.

After being Highly Commended by Race for Opportunity, recognised as having the Best Diversity Initiative by CIPD Recruitment, and launching the African/Afro-Caribbean Society in the City of London, the multicultural agenda has seen some great advancements in 2013.

64 >

Remuneration report > Annual statement from the Chairman of the Board Remuneration Committee

‘Our aim is to deliver a greater share of the income we generate to shareholders while remaining competitive on pay. Although profits for 2013 were down, the 38% reduction in incentives in the previous two years had begun to cause demonstrable damage to our business. The difficult decision to address this by increasing incentives in certain key areas is in the long term interest of shareholders. We remain fully committed to reducing the ratio of compensation to adjusted net operating income over time.’

Remuneration Committee members

Chairman	Members
Sir John Sunderland	Sir David Walker
Simon Fraser
David Booth
(until 31 December 2013)
Tim Breedon
Stephen Thieke
(from 6 February 2014)

Dear Shareholders

As Chairman of the Board Remuneration Committee, I am pleased to introduce the Directors’ Remuneration Report for 2013.

Building on the 2012 changes to our approach to remuneration, we continued throughout 2013 to ensure remuneration decisions support the delivery of our goal of achieving sustainable performance for all our stakeholders. Barclays is in the process of introducing the Balanced Scorecard (refer page 10). By the end of 2014, all employees’ performance assessments will be aligned to the Balanced Scorecard and will be measured against both ‘what’ they achieve and ‘how’ they achieve it.

By linking employee performance assessments and remuneration decisions to the Balanced Scorecard, we are promoting a clear and direct alignment between Barclays’ strategy, performance management and remuneration.

Business context in 2013

Adjusted profit before tax was down 32% to £5,167m due to costs to achieve Transform and a 4% reduction in income. Statutory profit before tax improved to £2,868m (2012: £797m), reflecting a reduced own credit charge of £220m (2012: £4,579m). In 2013, there was a good performance in the UK Retail and Corporate Banking businesses, along with continued strong growth in Barclaycard. The European, African and Wealth businesses performed less well, and are in a process of transition to improve returns. Within the Investment Bank, Equities saw very good growth which continued to outperform the market. This partially offset lower income in the Fixed Income, Currency and Commodities business.

Remuneration Committee work in 2013

The Committee’s objective is to maximise long term value for shareholders by ensuring that we do not pay more than is necessary while remaining competitive.

Determining the 2013 incentive pool was an extremely difficult decision for the Committee. We were acutely aware of public sentiment and of the challenge of presenting shareholders with an increased pool in a year where profits have fallen. The Committee concluded that a 2013 incentive pool of £2,378m was warranted. This was up 10% on the final 2012 incentive pool but it remains 32% below pool levels in 2010 when we started to reposition Barclays’ remuneration. Before adjustment for risk and conduct events the incentive pool was down 18% on 2012.

Significant progress has been made since 2010 in addressing imbalances in remuneration. The Barclays’ incentive pool reduced by 38% between 2010 and 2012 (48% for the Investment Bank) and bonuses for Managing Directors in the Investment Bank are fully deferred. The dilemma faced by the Committee in 2013 was that these actions were not matched by our peers, most notably the major US banks who are among our primary competitors. As a result, our lack of pay competitiveness was beginning to cause demonstrable damage to our business, especially outside the UK. The global resignation rate for senior staff in 2013 was significantly above that in 2012. This was particularly marked in the Investment Bank with a near doubling of resignations of senior staff in the US. In making our 2013 decisions on incentives, the Committee sought to ensure the health of the franchise in the long term interest of shareholders.

As in 2012, consideration of risk and conduct events was an important aspect of the Committee’s work during 2013. We made total reductions of £290m to incentives for PPI, Interest Rate Hedging Products and other events. Of this, £176m of adjustments were made through reductions in LTIP awards that were granted in previous years and £114m of reductions were made to the 2013 incentive pool. This contrasts with risk and conduct adjustments to the incentive pool of £860m in 2012 for events including the investigation into the setting of inter-bank offered rates.

> 65

Remuneration report > Annual statement from the Chairman of the Board Remuneration Committee continued

When determining the incentive pool we looked at it on a pre- and post-adjustment basis for risk and conduct events. The Committee concluded that an incentive pool for 2013 of £2,492m on a pre-adjustment basis was appropriate. This is 18% down on the equivalent pre-adjustment pool in 2012. After applying an adjustment for risk and conduct events of £114m, the final 2013 incentive pool is £2,378m, up 10% on 2012 reflecting the lower level of risk and conduct adjustment for 2013. For a reconciliation of total incentive awards granted to the relevant income statement charge, see page 74.

Overall compensation costs for 2013 are down on 2012. This in part offsets the reduction in income and means that the Group compensation to adjusted net operating income ratio increases only slightly from 37.5% in 2012 to 38.3% in 2013. Compensation as % of statutory net operating income declined to 38.7% (2012: 45.0%). The Committee remains strongly focused on its overall repositioning journey and is still committed to a compensation to adjusted net operating income ratio in the mid-30s in the medium term. However, the Committee believes that this can only be achieved once we have completed the changes that are under way as part of the strategic Transform programme. These changes will enable significant and sustainable cost reductions over the next few years including material reductions in headcount and compensation costs. These reductions are already underway and these changes will enable a sustainable repositioning of the compensation to adjusted net operating income ratio.

The Committee has also focused on remuneration compliance with new EU regulation, the Capital Requirements Directive IV (CRD IV) and, in particular, the capped ratio of variable to fixed pay (CRD IV pay ratio). The Committee considered this very carefully because it impacts Barclays’ competitiveness in the global market for talent. Further information on our intended approach to ensure compliance with the CRD IV pay ratio is provided on page 71.

The Committee continued to consider the recommendations of the Salz Review in respect of remuneration. Key actions taken included the adoption of a new remuneration policy, a new performance assessment process, the removal of sales incentives for UK retail colleagues and enhancing the risk adjustment processes. The process for reviewing risk and conduct adjustments to the incentive pool was strengthened in 2013 by the formation of the Remuneration Review Panel (Panel) which reports to the Committee. Further details on the Panel are provided on page 105.

Outside the Committee’s formal meetings, we continued to meet and engage with shareholders frequently. Matters discussed with shareholders include the aggregate spend on remuneration, senior executive remuneration levels, our new forward looking Directors’ remuneration policy and our plans for remuneration compliance with CRD IV. We have also continued to work with regulators on our remuneration arrangements during 2013, in particular in the UK and the US.

Key executive Directors’ remuneration decisions during 2013

The Committee has agreed that Antony Jenkins’ base salary will be unchanged for 2014 at £1,100,000. On 3 February 2014, Antony Jenkins announced that he would decline any 2013 bonus offered to him by the Board, citing the rights issue, restructuring costs and costs associated with legacy issues as the reasons for his decision.

Chris Lucas stepped down from the Board due to ill health with effect from 16 August 2013. Further details can be found on page 91. The Committee approved a pro-rated 2013 bonus award of £500,000 to Chris Lucas which will be fully deferred in shares.

Tushar Morzaria was appointed as Group Finance Director on a salary of £800,000 commensurate with market pay levels and being the same as his predecessor. The rest of his pay is in line with Barclays’ policy for executive Directors. The Committee also approved a 2013 bonus of £1,200,000 recognising that he forfeited any right to participate in the JP Morgan incentive arrangement for 2013 and his contribution to Barclays in 2013. The long-term/deferred awards which Tushar had held at JP Morgan were replaced with Barclays’ awards. The terms of these awards are no more generous than those that they replaced and the awards are in the form of Barclays’ shares to align with shareholders.

As our key measure of strategic delivery, the Balanced Scorecard has been introduced as one of the measures on the Long Term Incentive Plan (LTIP) with effect from the 2013 award. The Balanced Scorecard will also be used alongside other performance measures for annual bonus and LTIP awards over the term of the Directors’ remuneration policy. From 2014, for annual bonus the weightings will be 50% for financial measures, 35% for the Balanced Scorecard and 15% for personal objectives. For LTIP awards, financial measures will guide at least 50% of the maximum opportunity and the Balanced Scorecard measure will be no more than 30%. Risk measures will also be incorporated.

A significant part of the Committee’s work in 2013 was reviewing how to restructure executive Director and senior executive remuneration for compliance with the CRD IV pay ratio. Our approach is based on a new class of fixed pay called Role Based Pay (RBP). We are seeking shareholder approval for a maximum ratio of variable to fixed pay of 2:1 in order to limit the increase in fixed costs to a minimum. For executive Directors, the level of RBP will be capped for the term of the policy and will be delivered in shares which will be subject to a holding period of up to five years to ensure alignment with shareholders. The Committee has recognised that in return for greater certainty there should be a reduced total remuneration opportunity for the executive Directors.

Focus in 2014

The Committee will continue to focus on the need to pay at levels required to attract, retain and motivate our people. While not paying more than we judge to be necessary, we will ensure that we can continue to pay our people competitively and simultaneously seek to deliver a greater share of the income we generate to shareholders. We will be informed in this work by a continuing constructive engagement and dialogue with our shareholders and our other stakeholders.

Our remuneration report

We have adopted in this report the remuneration disclosures required by the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. We are seeking shareholder approval at the 2014 AGM for:

¡	our Directors’ remuneration policy;

¡	our 2013 annual report on Directors’ remuneration; and

¡	our approach to compliance on the CRD IV pay ratio.

On behalf of the Board

Sir John Sunderland

Chairman, Board Remuneration Committee

3 March 2014

66 >

Remuneration report > Remuneration questions and answers

How do you justify a 2013 incentive pool of £2,378m when the bank’s financial performance has declined?

When considering the appropriate level of incentive awards for 2013, the Committee has had to establish the right balance between ensuring that the progress on repositioning remuneration, which began after 2010, was sustained, while also ensuring Barclays remains competitive and remuneration continues to reflect performance both before and after adjustment for risk and conduct events.

As set out in the 2012 Remuneration report, we took measured risks in 2012 by further driving down the total incentive pool. Barclays has been closely monitoring the effects of this decision and it has become clear that this repositioning has created a risk that in certain parts of our business we are not sufficiently competitive on pay in relation to the wider market. As a result, we have suffered from higher rates of resignation and found it harder to recruit. This issue needed to be addressed to ensure the health of our franchise and that we remain true to our policy of paying competitively.

In line with financial performance, the Committee has approved a total incentive pool on a before adjustment for risk and conduct events basis that is 18% down on the equivalent 2012 pool. However, as the level of adjustment required in 2013 is considerably less than that required in 2012, after adjustment for risk and conduct events, the final incentive pool is £210m up on 2012.

The final 2013 incentive pool of £2,378m and its increase from 2012 needs to be seen in the context of the multi-year reductions already achieved, the severe competitive pressures sustained within some parts of the business, the reduced risk and conduct adjustments required in 2013 and the overall repositioning journey that the Committee remains focused on achieving in a way that ensures that the long-term value of the Bank is maximised for shareholders.

You made an adjustment for risk and conduct events of £860m to your 2012 bonus pool and also reduced the value of unvested deferred and long-term awards by £300m. What have you done in terms of adjustments to the 2013 pool?

As in 2012, the total incentive awards in 2013 were determined after making appropriate adjustments to reflect risk and conduct events. Total risk and conduct adjustments of £290m were made in 2013. Of this, £176m of adjustments were made through reductions in long-term incentive awards that were granted in previous years and £114m of reductions were made from total incentive awards granted in 2013. The two main components of the 2013 adjustment reflect the further provisions in respect of the costs of redress for PPI and Interest Rate Hedging Products.

The process for reviewing risk and conduct adjustments to the incentive pool has also been strengthened in 2013 by the formation of the Remuneration Review Panel which provides recommendations to the Board Remuneration Committee. The Panel is independent of the business and it includes representatives from the key control functions of Risk, Compliance, Internal Audit and HR. The Panel’s other responsibilities include reviewing proposed malus adjustments to individual incentives in respect of risk and conduct events and ensuring that risk, compliance, behaviour and conduct are also appropriately considered in the determination of individual remuneration.

Why do you need to pay bonuses at all?

Barclays needs to pay competitively to ensure it has people with the skills and experience needed to deliver our strategy. In some parts of the banking sector, particularly investment banking, variable remuneration in the form of bonuses forms a high proportion of an employee’s total remuneration. This structure has the advantage of giving Barclays the ability to reduce total remuneration significantly in underperforming areas and manage and control the cost base. However, it also means that in business areas that perform to a satisfactory or good standard, higher variable remuneration is required to make employees’ total remuneration competitive.

How were the bonuses determined for the executive Directors?

The Committee decides executive Director bonuses, as it also does for members of the Group and business Executive Committees, and for other senior employees.

Executive Director bonuses are determined by reference to Group and individual performance in the year. Achievement of their objectives is assessed against both quantitative and qualitative measures, both financial and non-financial.

On 3 February 2014, Antony Jenkins announced that he would decline any 2013 bonus offered to him by the Board, citing the rights issue, restructuring costs and costs associated with legacy issues as his reasons.

Why is Tushar Morzaria receiving a bonus of £1.2m for 2013?

On joining Barclays, Tushar forefeited any right to participate in the JP Morgan incentive arrangements for 2013. His bonus for 2013 reflects his forfeited remuneration opportunity and also takes account of Tushar’s performance for Barclays in 2013.

The award will be delivered in accordance with Barclays’ regulatory requirements and remuneration policy. 40% of the total will be an upfront award (half in shares and half in cash) and 60% of the total will be made as a deferred share award releasing in three equal instalments over a period of three years. Any shares released will be subject to a further six month holding period from the date on which they are released.

> 67

Remuneration report > Remuneration questions and answers continued

How was profit distributed between shareholders and employee remuneration in 2013?

The charts opposite detail how the earnings generated by our businesses have been distributed to a number of key stakeholders including shareholders (in the form of dividends) and employees. Ensuring that Barclays has the right people in the right roles serving our customers and clients effectively in a highly competitive global banking environment is vital to our ability to generate sustainable shareholder returns.

Why is the compensation ratio 38% when your stated commitment is to a ratio in the mid-30s in the medium term?

The Committee remains committed to continuing its repositioning journey and in achieving a Group compensation to adjusted net operating income ratio in the mid-30s over the medium term. However, the Committee believes this can only be achieved once we have completed the changes that are under way as part of the strategic Transform programme. This includes material initial investments that will help transform the bank, providing an improved proposition for customers and clients and also enabling significant and sustainable cost reduction over the next few years. This includes material reductions in headcount and compensation costs but these will not be achieved just through cutting pay levels. These reductions are now underway and these changes will enable a sustainable repositioning of the compensation to net adjusted operating income ratio.

Barclays’ plans for remuneration compliance with CRD IV mean senior executives are just getting more fixed remuneration. Is this appropriate?

The CRD IV pay ratio impacts Barclays globally. This is not the case for Barclays’ non-EU headquartered competitors, for example, US financial services firms. For these firms, the CRD IV pay ratio only applies to their EU operations and not to their non-EU operations. 60% of Barclays’ 2014 Code Staff are expected to be based outside the EU. To remain globally competitive, Barclays has had to change its pay structure, increasing the level of fixed pay.

Our approach to the remuneration requirements of CRD IV is a new class of fixed pay called Role Based Pay (RBP). Before implementing we discussed our approach with the PRA and consulted with some of our major shareholders. RBP will enable Barclays to deliver competitive total remuneration to those staff impacted by CRD IV in a way that is more flexible than salary. Although it is similar to salary, the key differences are (save for where required under local law): (i) RBP will not add to our pensions and benefits expense; and (ii) it can, in certain circumstances, be adjusted down as well as up. Salary can typically only be increased. RBP will be paid in shares for executive Directors and members of the Group Executive Committee. Certain other senior employees will be paid RBP partly in shares and partly in cash.

   Distribution of earnings

We believe that the best way to support our stakeholders is by operating a strong, profitable and growing business, which creates jobs and contributes to the economic success of the communities in which we live and work. The charts below detail how the earnings generated by our businesses are distributed to a number of key stakeholders.

Shareholders

Government

Employees

Notes

a	Calculated as dividend per share divided by adjusted EPS.
b	Taxes borne are the Company’s own tax contribution, representing taxes paid by the Company in the year.
c	Taxes collected are those collected from employees and customers on behalf of governments.
d	Compensation to statutory net operating income was 38.7% (2012: 45%, 2011: 39%)

68 >

Remuneration report > Remuneration policy for all employees

This section sets out Barclays’ remuneration policy for all employees, explaining the purpose and principles underlying the structure of remuneration packages, and how the policy links remuneration to the achievement of sustained high performance and long-term value creation.

Remuneration policy

The Committee formally adopted a new remuneration policy for 2013 as part of the Transform programme. The principles set out in the policy are set out below and underpin 2013 remuneration decisions and the Committee’s objectives for 2014 and beyond.

Barclays’ remuneration decisions:

1.	Support the goal of becoming the ‘Go-To’ bank by attracting, retaining and competitively rewarding colleagues with the ability, experience, skill, values and behaviours to deliver that goal.

2.	Will only reward business results when these are achieved in a manner consistent with Barclays’ values and behaviours:

¡ Respect: We respect and value those we work with, and the contribution that they make

¡ Integrity: We act fairly, ethically and openly in all we do

¡ Service: We put our clients and customers at the centre of what we do

¡ Excellence: We use our energy, skills and resources to deliver the best, sustainable results

¡ Stewardship: We are passionate about leaving things better than we found them.

3.

Protect and promote shareholder interests by incentivising colleagues to deliver sustained performance and create long-term value through the delivery of Barclays’ goal. Those decisions will reflect that performance for individuals and in aggregate. Barclays will pay competitively for high performance but will not pay more than the amount appropriate to maximise the long-term value of the bank for its shareholders.

4.

Create a direct and recognisable alignment between remuneration and risk exposure, as well as adjusting current and deferred incentives for current and historic risk, including malus adjustments, as appropriate.

5.	Should be as simple and clear for colleagues and stakeholders as possible – as is the process used to determine them.

6.	Ensure that the balance between shareholder returns and remuneration is appropriate, clear and supports long-term shareholder interests.

Remuneration and performance

Adherence to the remuneration policy means that remuneration decisions for all employees across the whole of Barclays are aligned with and support the achievement of Barclays’ goal of becoming the ‘Go-To’ bank.

This is achieved by linking remuneration to a broad assessment of all aspects of performance. At an individual level, a new approach to performance assessment was implemented for senior management in 2013 and will be implemented for all employees in 2014. Under the new approach, individual performance is measured jointly against objectives (the ‘what’) and demonstration of Barclays Values and Behaviours (the ‘how’). This ensures that our Values and Behaviours are firmly embedded in the way we manage individual performance and remuneration.

Furthermore, to ensure clear and direct alignment between individual performance and Barclays’ strategy, all employees are required to align their 2014 objectives to the 5Cs of the Balanced Scorecard – Customers & Clients, Colleagues, Citizenship, Conduct and Company. This was implemented for senior management in 2013. This will help employees understand how their day to day activities contribute to the overall performance of the business or function in which they work and, ultimately, the overall performance of Barclays – as represented by the Balanced Scorecard.

Linking individual performance assessment and remuneration decisions to both our Values and Behaviours and the Balanced Scorecard in this way promotes the delivery of sustainable individual and business performance and establishes clear alignment between remuneration policy and Barclays’ strategy.

> 69

Remuneration report > Remuneration policy for all employees continued

Remuneration structure

Employees receive salary, pension and other benefits and are eligible to be considered for an annual bonus. Employees in some customer-facing businesses participate in incentive plans including plans based on customer feedback and other measures of the quality of service they provide to customers. This page provides further details of our employee remuneration structure. Some senior employees also receive Role Based Pay (RBP) from 2014. The remuneration structure for employees is aligned with the remuneration structure for executive Directors set out in more detail in the Directors’ remuneration policy section of this report.

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

Role Based Pay	¡

As a response to CRD IV and to ensure Barclays remains appropriately competitive for global talent from 2014, a small number of senior employees will receive a new class of fixed pay called RBP to recognise the breadth and depth of the role. Further information on RBP can be found on page 71.

Pension and benefits	¡

The provision of a market competitive package of benefits is important to attracting and retaining the talented staff Barclays needs to deliver Barclays’ strategy. A defined contribution pension scheme, the Barclays Pension Savings Plan, and a flexible benefits scheme, ‘My Rewards’, enable employees to choose from a range of benefits including the level of their pension contributions, life assurance and private health benefits, annual leave (with the ability to ‘buy’ and ‘sell’ subject to certain parameters), and participation in Barclays ‘all employee’ share plans (HMRC approved for UK participants). The cost of providing the benefits is defined and controlled. Following its launch in 2012 in the UK, ‘My Rewards’ will be rolled out globally over the next few years.

Variable remuneration

Annual bonus	¡ ¡

Annual bonuses reward and incentivise the achievement of Group, business and individual objectives

The ability to recognise performance through variable remuneration enables the Group to control its cost base flexibly and to react to events and market circumstances. Bonuses remain a key feature of remuneration practice in the highly competitive and mobile market for talent in the financial services sector. The Committee is careful to control the proportion of variable to fixed remuneration paid to individuals

	¡	Bonus deferral levels are significantly in excess of PRA requirements

	¡	For PRA Remuneration Code Staff (Code Staff) the deferral rate is a minimum of 40% (for bonuses of no more than £500,000) or 60% (for bonuses of more than £500,000)

	¡	For non-Code Staff, bonuses over £65,000 are subject to a graduated level of deferral

	¡	2013 bonuses awarded to Managing Directors in the Investment Bank are 100% deferred

	¡	Deferred bonuses are generally split equally between deferred cash bonuses under the Cash Value Plan (CVP) and deferred share bonuses under the Share Value Plan (SVP), each typically vesting in equal annual tranches over three years subject to the rules of the plans and continued service

¡

Deferred bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) at its discretion. Events which may lead the Committee to do this include, but are not limited to, employee misconduct or a material failure of risk management.

70 >

Remuneration report > Remuneration and CRD IV

This section sets out our plans for remuneration compliance with CRD IV in respect of the CRD IV pay ratio. The CRD IV pay ratio of 2:1 is subject to a binding shareholder vote at the 2014 AGM.

CRD IV is EU regulation that has been effective from 1 January 2014. CRD IV’s remuneration provisions include a maximum ratio between variable and fixed remuneration (CRD IV pay ratio) for Code Staff. Code Staff include senior management, risk takers, staff engaged in control functions and any other employees whose professional activities have a material impact on Barclays’ risk profile. The maximum CRD IV pay ratio is either 1:1 (without shareholder approval) or 2:1 (with shareholder approval). The maximum ratio will apply to variable remuneration awarded in respect of the 2014 performance year onwards.

Barclays had 530 Code Staff in 2013. While the number of impacted employees will still be a small proportion of total employees, we expect this figure to increase in 2014 under the European Banking Authority’s new definition of Code Staff. The current estimate for 2014 is between 1,100 and 1,400 Code Staff.

As an EU headquartered bank, the CRD IV pay ratio applies to Barclays Code Staff globally. This is not the case for Barclays’ non-EU headquartered competitors, for example US financial services firms. For these firms, the CRD IV pay ratio only applies to their EU operations. Accordingly, the CRD IV pay ratio creates a competitive disadvantage for Barclays in the global market for talent, particularly in the US, Asia and Africa. 60% of Barclays’ Code Staff in 2014 are expected to be based outside the EU.

Shareholder approval and remuneration compliance with the CRD IV pay ratio

We will comply with CRD IV’s remuneration provisions in a simple and transparent manner. We have discussed our approach with the PRA and with some of our major shareholders. Our approach is legally compliant and based on the following principles:

¡	We do not want to increase fixed cost more than required

¡	We need to retain flexibility in our remuneration structure

¡	We must have the ability to be competitive on remuneration in the global environment in which we operate.

Barclays is seeking shareholder approval at the April 2014 AGM for the maximum CRD IV pay ratio of 2:1. A 2:1 ratio will limit the transfer from variable to fixed pay required to continue to pay our employees competitively.

Role Based Pay (RBP)

Consistent with developing market practice, our approach to CRD IV remuneration compliance for the small number of impacted employees is a new class of fixed pay called RBP which has the flexibility to be decreased as well as increased. Salaries can typically only be adjusted upwards.

The key features of RBP are as follows:

¡	It reflects the breadth and depth of responsibility associated with senior positions at Barclays

¡	It is fixed but will be reviewed (typically annually)

¡	It is paid monthly in cash alongside salary with effect from 1 January 2014 (excluding executive Directors and Group Executive Committee members who will be paid quarterly in shares (or share equivalents where local law makes this necessary) and certain other senior employees who will be paid partly in shares and partly in cash). The decision to pay in cash reflects the current very high levels of deferral within Barclays which are significantly in excess of regulatory requirements and the market

¡	It can go down as well as up in certain circumstances, for example, following changes to role, responsibilities or accountabilities, or external factors, such as changes in business and economic environment, which may have a bearing on the role in terms of equivalent market opportunities or the particular skill set required for a role

¡	It is not adjusted for performance (individual, business or Group) and is not salary for pension and benefits purposes (except where required under local law).

As a result of implementing RBP with a ratio of 2:1 we expect a small increase in fixed costs (and decrease in variable costs) for 2014. RBP will represent a relatively small proportion of total compensation costs.

> 71

Remuneration report > 2013 incentives

This section provides details of how 2013 total incentive award decisions were made.

2013 performance headlines

The key considerations which the Committee took into account in making its remuneration decisions for 2013 are highlighted below:

¡	Adjusted income decreased 4% to £28,155m and adjusted profit before tax was down 32% to £5,167m. Statutory income increased 12% to £27,935m and statutory profit before tax improved to £2,868m (2012: £797m)

¡	The profits have been impacted by the reduction in income and the costs to achieve Transform including restructuring and de-risking activity completed during the year. Profits were also impacted by the withdrawal from certain lines of business which were incompatible with Barclays’ Purpose and Values, investing to transform our operations and resolving legacy conduct and litigation issues. Statutory profits improved primarily reflecting a reduced own credit charge of £220m (2012: £4,579m), in addition to the factors impacting adjusted profits

¡	The UK Retail and Corporate Banking businesses delivered good results, alongside the continued strong growth of Barclaycard

¡	Within the Investment Bank, an impressive performance in Equities and in Investment Banking has helped to partially offset lower income from our Fixed Income, Currencies and Commodities business

¡	We have also started to make important progress in repositioning our African, European and Wealth businesses to improve returns

¡	CRD IV CET1 ratio fully loaded was 9.3% (30 September 2013: 8.4% or 9.6% on a post rights issue basis)

¡	The estimated PRA leverage ratio increased to just under 3.0% (30 June 2013: 2.2%), reflecting a reduction in the PRA leverage exposure of £196bn and an increase in eligible PRA adjusted Tier 1 Capital to £40.5bn (30 June 2013: £34.2bn)

¡	Adjusted return on average shareholders’ equity decreased to 4.5% (2012: 9.0%) principally reflecting the decrease in profit before tax, a £440m write-down of deferred tax assets relating to Spain and the £5.8bn of equity raised from the Rights Issue in Q413. Statutory return on average shareholders’ equity improved to 1.0% (2012: negative 1.2%) reflecting a significantly lower own credit charge of £220m (2012: £4,579m)

¡	Cultural change, particularly embedding our Purpose and Values throughout the organisation, was a major Transform priority for 2013. As well as every colleague completing a mandatory training programme, Barclays’ Purpose and Values was integrated into the day to day management processes covering recruitment, talent management, performance assessment and reward

¡	In the case of our Managing Director population, their 2013 performance has been formally assessed against whether they have exhibited the right values and behaviours, as well as producing the desired business outcomes. This criteria will apply to all employees in 2014.

2013 incentives – repositioning journey and impact of 2012 decisions

2013 compensation and incentive headlines

¡	Total compensation costs decreased 1% to £9,616m. Total compensation costs in the Investment Bank were slightly down at £4,634m (2012: £4,667m)

¡	This reduction in compensation costs in part offset the reduction in adjusted net operating income and meant that the Group compensation to adjusted net operating income ratio increased slightly to 38.3% (2012: 37.5%). Compensation as % of statutory net operating income declined to 38.7% (2012: 45.0%)

¡	Before making adjustments for risk and conduct events, the 2013 incentive awards of £2,492m had been reduced 18% from 2012. After adjustments for risk and conduct, total incentive awards granted were £2,378m, up 10% on 2012. For a reconciliation of total incentive awards granted to the relevant income statement charge, see page 74

¡	While the final incentive pool is up on 2012, it is £1,106m or 32% below the 2010 outcome from when the Committee started its repositioning journey to reduce compensation. In the Investment Bank incentive awards granted were 41% (£1,086m) below 2010

¡	There has been strong differentiation on the basis of individual performance to allow the Group to more effectively manage compensation costs

¡	Average value of incentive awards granted per Group employee is £17,000 (2012: £15,600) with the average value of incentive awards granted per Investment Bank employee of £60,100 (2012: £54,500). Average value of incentive awards granted per Group employee excluding the Investment Bank is £7,100 (2012: £6,800)

¡	Levels of deferral continue to significantly exceed the PRA Remuneration Code’s minimum requirements and are expected to remain among the highest deferral levels globally. 2013 bonuses awarded to Managing Directors in the Investment Bank were 100% deferred.

We recognise the importance that our stakeholders attach to the judgements that we apply in managing remuneration. Remuneration must be managed in a way which incentivises employees, ensures pay is linked to performance and is appropriately aligned to risk and conduct.

Following 2010, material reductions were made to the incentive pool, particularly in the Investment Bank. In 2011 the Investment Bank pool was reduced by 35% from £2,660m to £1,737m and again in 2012 by a further 20% to £1,394m. Over this two-year period, incentives within the Investment Bank were almost halved (total incentive awards granted were down 48%). From a Group perspective, the pool was down by 38% over the same period. In making these reductions the Committee and management took measured risks with the aim of exerting further downward pressure on remuneration.

The Committee closely monitored the impact of these decisions. The evidence suggested that similar actions were not taken by our peers, most notably in the major US banks. This, together with uncertainty generated by CRD IV and high deferral levels (which significantly exceed regulatory requirements and the market) meant that Barclays, in certain areas of the business, was no longer appropriately competitive on remuneration, and this caused demonstrable damage to our business. While we remain committed to controlling pay levels, we also must seek to ensure that the health of the franchise is protected.

72 >

In considering the appropriate level for the 2013 incentive pool, the Committee tried to find the right balance between ensuring the work on repositioning was not undone, reflecting performance (both financial and our long-term strategy), and keeping Barclays’ remuneration appropriately competitive.

The outcome of this balancing process is that before adjustment for risk and conduct events, the 2013 incentive pool was reduced by 18% on the equivalent 2012 pool. The total 2013 risk and conduct adjustment was £290m of which £176m was applied through reduced LTIP payouts, the balance of £114m was taken by reducing the 2013 incentive pool. The level of adjustment required in 2013 was considerably less than that required in 2012, in which £860m was deducted from the pool for risk and conduct events including the investigation into the setting of inter-bank offered rates in 2012.

The final 2013 incentive pool after adjustments for risk and conduct events was £2,378m, up 10% on 2012. The increase should be seen in the context of the multi-year reductions already achieved, the competitive pressures sustained in some parts of the business, the reduced adjustments for risk and conduct events required in 2013 and the overall repositioning journey that the Committee remains focused on achieving in a way that ensures that the long-term value of the Bank is maximised for shareholders.

Barclays incentive pools

Barclays total incentive awards granted – current year and deferred (audited)

		Barclays Group			Investment Bank
	Year ended 31.12.13 £m	Year ended 31.12.12 £m	% Change	Year ended 31.12.13 £m	Year ended 31.12.12 £m	% Change
Current year cash bonus	942	852	11	477	399	20
Current year share bonus	15	15	–	5	6	(17)
Total current year bonus	957	867	10	482	405	19
Deferred cash bonus	564	489	15	521	447	17
Deferred share bonus	576	498	16	521	446	17
Total deferred bonus	1,140	987	16	1,042	893	17
Commissions, commitments and other incentives	281	314	(11)	50	96	(48)
Total incentive awards granted[a]	2,378	2,168	10	1,574	1,394	13
Proportion of bonus that is deferred[b]	54%	53%		68%	69%
Total employees (full time equivalent)	139,600	139,200	–	26,200	25,600	2
Average incentive award granted per employee	£17,000	£15,600	9	£60,100	£54,500	10

Note

a	For a reconciliation of total incentive awards granted to the relevant income statement charge, see below table.
b	Calculated as total deferred bonus divided by the sum of total current year bonus and total deferred bonus.

> 73

Remuneration report > 2013 incentives continued

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table below.

Reconciliation of total incentive awards granted to income statement charge (audited)

		Barclays Group			Investment Bank
	Year ended 31.12.13 £m	Year ended 31.12.12 £m	% Change	Year ended 31.12.13 £m	Year ended 31.12.12 £m	% Change
Total incentive awards for 2013	2,378	2,168	10	1,574	1,394	13
Less: deferred bonuses awarded in 2013	(1,140)	(987)	16	(1,042)	(893)	17
Add: current year charges for deferred bonuses from previous years	1,147	1,223	(6)	1,042	1,117	(7)
Other[a]	169	21		144	75	92
Income statement charge for performance costs	2,554	2,425	5	1,718	1,693	1

Note

a	Difference between incentive awards granted and income statement charge for commissions, commitments and other long-term incentives.

¡	Employees only become eligible to receive payment from a deferred bonus once all the relevant conditions have been fulfilled, including the provision of services to the Group

¡	The income statement charge for performance costs reflects the charge for employees’ actual services provided to the Group during the relevant calendar year (including where those services fulfil conditions attached to previously deferred bonuses). It does not include charges for deferred bonuses where conditions have not been met

¡	As a consequence, while the 2013 incentive awards granted increased 10% compared to 2012, the income statement charge for performance costs increased 5%.

Income statement charge (audited)

		Barclays Group			Investment Bank
	Year ended 31.12.13 £m	Year ended 31.12.12 £m	% Change	Year ended 31.12.13 £m	Year ended 31.12.12 £m	% Change
Deferred bonus charge	1,147	1,223	(6)	1,042	1,117	(7)
Current year bonus charges	957	867	10	482	405	19
Commissions, commitments and other incentives	450	335	34	194	171	13
Performance costs	2,554	2,425	5	1,718	1,693	1
Salaries	4,981	5,254	(5)	2,092	2,203	(5)
Social security costs	715	685	4	305	297	3
Post retirement benefits	688	612	12	161	147	10
Allowances and trading incentives	211	262	(19)	88	123	(28)
Other compensation costs[a]	467	521	(10)	270	204	32
Total compensation costs[b]	9,616	9,759	(1)	4,634	4,667	(1)

Other resourcing costs
Outsourcing	1,084	999	9	26	31	(16)
Redundancy and restructuring	687	68		186	41
Temporary staff costs	551	481	15	255	227	12
Other	217	160	36	77	68	13
Total other resourcing costs	2,539	1,708	49	544	367	48
Total staff costs	12,155	11,467	6	5,178	5,034	3

Compensation as % of statutory net income	38.7%	45.0%		44.1%	40.3%
Compensation as % of adjusted net income	38.3%	37.5%		44.1%	40.3%
Compensation as % of statutory income	34.4%	39.0%		43.2%	39.6%
Compensation as % of adjusted income	34.2%	33.2%		43.2%	39.6%

Notes
a	Investment Bank other compensation costs include allocations from Head Office and net recharges relating to compensation costs incurred in the Investment Bank but charged to other businesses and charges from other businesses to the Investment Bank.
b	In addition, £346m of Group compensation (2012: £44m) was capitalised as internally generated software.

¡	Total staff costs increased 6% to £12,155m, principally reflecting a £619m increase in redundancy and restructuring charges, a 5% increase in performance costs and a 9% increase in outsourcing

¡	Performance costs increased 5% to £2,554m, reflecting a 10% increase to £957m in charges for current year cash and share bonuses and a 34% increase in commissions, commitments and other incentives to £450m. This was offset by a 6% decrease in the charge for deferred bonuses to £1,147m

¡	Redundancy and restructuring charges increased £619m to £687m, due to a number of Transform initiatives.

74 >

Deferred bonuses awarded are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to datea

	Actual		Expected[b]
	Year ended 31.12.12 £m	Year ended 31.12.13 £m	Year ended 31.12.14 £m	2015 and beyond £m
Barclays Group
Deferred bonuses from 2010 and earlier bonus pools	557	192	21	–
Deferred bonuses from 2011 bonus pool	666	429	157	25
Deferred bonuses from 2012 bonus pool	–	526	299	155
Deferred bonuses from 2013 bonus pool	–	–	616	492
Income statement charge for deferred bonuses	1,223	1,147	1,093	672

Investment Bank
Deferred bonuses from 2010 and earlier bonus pools	517	178	19	–
Deferred bonuses from 2011 bonus pool	600	384	143	22
Deferred bonuses from 2012 bonus pool	–	480	272	143
Deferred bonuses from 2013 bonus pool	–	–	570	452
Income statement charge for deferred bonuses	1,117	1,042	1,004	617

Bonus pool component	Expected grant date	Expected payment date(s)[c]	Year(s) in which income statement charge arises[d]
Current year cash bonus	February 2014	February 2014	2013
Current year share bonus	February/March 2014	February 2014 to September 2014	2013
Deferred cash bonus	March 2014	March 2015 (33.3%)	2014 (48%)
		March 2016 (33.3%)	2015 (35%)
		March 2017 (33.3%)	2016 (15%)
2017 (2%)
Deferred share bonus	March 2014	March 2015 (33.3%)	2014 (48%)
		March 2016 (33.3%)	2015 (35%)
		March 2017 (33.3%)	2016 (15%)
2017 (2%)

Notes

a	The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation. Charges for deferred bonuses include amounts for other incentives, such as commitments, which are awarded on a deferred basis.
b	Does not include the impact of grants which will be made in 2014 and 2015.
c	Payments are subject to all conditions being met prior to the expected payment date. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment.
d	The income statement charge is based on the period over which conditions are met.

> 75

Remuneration report > Directors’ remuneration policy

This section sets out Barclays’ forward looking remuneration policy for Directors, explaining each element of the Directors’ remuneration policy and how it operates. The policy described in this section is intended to apply for three years beginning on the date of the 2014 AGM, subject to shareholder approval.

This remuneration policy sets out the framework for how the Committee’s remuneration strategy will be executed for the Directors over the next three years. This is to be achieved by having a remuneration policy that seeks to:

¡	provide an appropriate and competitive mix of fixed and variable pay which, through its short and long-term components, incentivises management and is aligned to shareholders;

¡	provide direct line of sight with Barclays’ strategy through the incentive programmes; and

¡	comply with and adapt to the changing regulatory landscape.

Impact of CRD IV on Directors’ remuneration policy

Barclays is seeking shareholder approval for a maximum CRD IV pay ratio of 2:1 in accordance with CRD IV and has consulted with some of its major shareholders on this matter. Barclays’ response to CRD IV and to ensure that it remains appropriately competitive for global talent is to introduce a new class of fixed pay called Role Based Pay (RBP). For the Group Chief Executive, Antony Jenkins, the maximum value of RBP will be £950,000 and for the Group Finance Director, Tushar Morzaria, the maximum RBP will be £750,000. RBP will be delivered in shares which will be subject to a maximum holding period over five years (with restrictions lifting 20% per annum).

In line with the current approach, at the maximum level of variable pay 40% will be delivered as bonus and 60% as a Barclays Long Term Incentive Plan (LTIP) award. Barclays recognises that in return for greater certainty on fixed pay there should be a reduced total remuneration opportunity.

An illustration of the impact of CRD IV on the structure of the executive Directors’ remuneration together with the reduced maximum remuneration opportunity is set out below:

Group Chief Executive, Antony Jenkins – maximum remuneration opportunity

Current structure (£000)

The maximum remuneration opportunity for the Group Chief Executive, Antony Jenkins, will reduce in 2014 by £1,374,000 as set out above. This comprises a reduction in maximum variable pay opportunity of £2,324,000, of which £950,000 transfers to fixed pay as RBP. The net resulting reduction of £1,374,000 is a 59% discount on the portion of variable pay which is being transferred into fixed pay. Overall there is a 16% discount in the maximum total (fixed and variable) remuneration opportunity.

Group Finance Director, Tushar Morzaria – maximum remuneration opportunity

Current structure (£000)

The maximum remuneration opportunity for the Group Finance Director, Tushar Mozaria, will reduce in 2014 by £950,000 as set out above. This comprises a reduction in maximum variable pay opportunity of £1,700,000, of which £750,000 transfers to fixed pay as RBP. The net resulting reduction of £950,000 is a 56% discount on the portion of variable pay which is being transferred into fixed pay. Overall there is a 15% discount in the maximum total (fixed and variable) remuneration opportunity.

European Banking Authority consultation paper

Although the European Banking Authority has published a consultation paper on the draft guidelines for the notional discount rate for long-term remuneration, this is still at consultation stage and it is not expected to be significant. Therefore it has not been factored in to the above illustration. We will review market positioning once the regulation is finalised and will consult with major shareholders on whether it is appropriate to amend our policy in future to allow for the discount.

76 >

Remuneration policy for executive Directors

The implementation of remuneration policy for 2014 is set out on pages 118 and 119.

Element and purpose	Operation	Maximum value and performance measures
A. Fixed pay
Salary To reward skills and experience appropriate for the role and provide the basis for a competitive remuneration package

Salaries are determined with reference to market practice and market data (on which the Committee receives independent advice), and reflect individual experience and role.

Executive Directors’ salaries are benchmarked against comparable roles in the following banks: Bank of America, BBVA, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, HSBC, JP Morgan, Lloyds, Morgan Stanley, RBS, Santander, Société Générale, Standard Chartered and UBS. The Committee may amend the list of comparator companies to ensure it remains relevant to Barclays or if circumstances make this necessary (for example, as a result of takeovers or mergers).

Salaries are reviewed annually and any changes are effective from 1 April in the financial year.

Salaries for executive Directors are set at a point within the benchmark range determined by the Committee taking into account their experience and performance. Increases for the current executive Directors over the policy period will be no more than local market employee increases other than in exceptional circumstances where the Committee judges that an increase is needed to bring an executive Director’s salary into line with that of our competitors. In such circumstances Barclays would consult with its major shareholders.

Role Based Pay To enable competitive remuneration opportunity in recognition of the breadth and depth of the role

Paid quarterly in shares which are subject to a holding period with restrictions lifting over five years (20% each year). As the executive Directors beneficially own the shares, they will be entitled to any dividends paid on those shares.

RBP will be reviewed and fixed annually and may be reduced or increased in certain circumstances. Any changes are effective from 1 January in the relevant financial year.

The maximum RBP for executive Directors is set at £950,000 for the Group Chief Executive, Antony Jenkins, and £750,000 for the Group Finance Director, Tushar Morzaria. It is not pensionable (except where required under local law). These amounts may be reduced but are at the maxima and may not be increased above this level.

There are no performance measures.

Pension To enable executive Directors to build long-term retirement savings	Executive Directors receive an annual cash allowance in lieu of participation in a pension arrangement.	The maximum annual cash allowance is 33% of salary for the Group Chief Executive and 25% of salary for the Group Finance Director and any other executive Director.
Benefits To provide a competitive and cost effective benefits package appropriate to role and location

Executive Directors’ benefits provision includes private medical cover, annual health check, life and ill health income protection, tax advice, car cash allowance, and use of a company vehicle and driver when required for business purposes.

Additional benefits may be offered that are minor in nature or are normal market practice in a country to which an executive Director relocates or from which an executive Director is recruited.

In addition to the above, if an executive Director were to relocate, additional support would be provided for a defined and limited period of time in line with Barclays’ general employee mobility policy including provision of temporary accommodation, payment of removal costs and relocation flights. Barclays will pay the executive Director’s tax on the relocation costs but will not tax equalise and will also not pay the tax on his or her other employment income.

The maximum value of the benefit is determined by the nature of the benefit itself and costs of provision may depend on external factors, e.g. insurance costs.

> 77

Remuneration report > Directors’ remuneration policy continued

Remuneration policy for executive Directors continued

Element and purpose	Operation	Maximum value and performance measures
B. Variable Pay

Annual bonus

To reward delivery of short-term financial targets set each year, the individual performance of the executive Directors in achieving those targets, and their contribution to delivering Barclays’ strategic objectives

While financial objectives are important, the Balanced Scorecard (which also includes Group financial targets) plays a significant role in bonus determination, to ensure alignment with Barclays’ strategy

Deferred bonuses encourage long-term focus and retention. Delivery substantially or fully in shares with a holding period increases alignment with shareholders. Deferred bonuses are granted by the Committee (or an authorised sub-committee) at its discretion, subject to the relevant plan rules

Determination of annual bonus

Individual bonuses are discretionary and decisions are based on the Committee’s judgement of executive Directors’ performance in the year, measured against Group and personal objectives.

Delivery structure

Executive Directors are Code Staff and their bonuses are therefore subject to deferral of at least the level applicable to all Code Staff, currently 40% (for bonuses of no more than £500,000) or 60% (for bonuses of more than £500,000). The Committee may choose to defer a greater proportion of any bonus awarded to an executive Director than the minimum required by the PRA Remuneration Code. At least half the non-deferred bonus is delivered in shares or share-linked instruments.

Deferred bonuses for executive Directors may be delivered in a combination of shares or other deferral instruments.

Participants may, at the Committee’s discretion, also receive the benefit of any dividends paid between the award date and the relevant release date in the form of dividend shares.

Operation of risk and conduct adjustment and malus

Any bonus awarded will reflect appropriate reductions made to incentive pools in relation to risk events. Individual bonus decisions may also reflect appropriate reductions in relation to specific risk and conduct events.

All unvested deferred bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) for any reason. These include, but are not limited to:

¡  A participant deliberately misleading Barclays, the market and/or shareholders in relation to the financial performance of the Barclays Group

¡  A participant causing harm to Barclays’ reputation or where his/her actions have amounted to misconduct, incompetence or negligence

¡  A material restatement of the financial statements of the Barclays Group or the Group or any business unit suffering a material down turn in its financial performance

¡ A material failure of risk management in the Barclays Group

¡ A significant deterioration in the financial health of the Barclays Group.

Timing of receipt

Non-deferred cash components of any bonus are paid following the performance year to which they relate, normally in February. Non-deferred share bonuses are awarded normally in March and are subject to a six-month holding period.

Deferred share bonuses normally vest in three equal portions over a minimum three-year period, subject to the provisions of the plan rules including continued employment and the malus provisions (as explained above). Should the deferred awards vest, the shares are subject to an additional six-month holding period (after payment of tax).

The maximum annual bonus opportunity is 80% of fixed pay. For these purposes, fixed pay is as set out in the charts on page 76.

The performance measures by which any executive Director bonuses are assessed include Group, business and personal measures, both financial and non-financial. Financial measures may include, but are not restricted to such measures as net income, adjusted profit before tax, return on equity, CET 1 ratio and return on risk weighted assets. Non-financial measures are based on the Balanced Scorecard. Personal objectives may include key initiatives relating to the role of the Director or in support of Barclays’ strategic objectives. The Balanced Scorecard is set out on page 10 and may be updated from time to time in line with the Group’s strategy. In making its assessment of any bonus, the Committee will consider financial factors to guide 50% of the bonus opportunity, the Balanced Scorecard 35%, and personal objectives 15%. Any bonus is discretionary and any amount may be awarded from zero to the maximum value.

78 >

Remuneration policy for executive Directors continued

Element and purpose	Operation	Maximum value and performance measures
B. Variable Pay continued

Long Term Incentive Plan (LTIP) award

To reward execution of Barclays’ strategy and growth in shareholder value over a multi-year period

Long-term performance measurement, holding periods and the malus provisions discourage excessive risk-taking and inappropriate behaviours, encourage a long-term view and align executive Directors’ interests with those of shareholders

Performance measures balance incentivising management to deliver strong risk-adjusted financial returns, and delivery of strategic progress as measured by the Balanced Scorecard. Delivery in shares with a further two-year holding period increases alignment with shareholders

Determination of LTIP award

LTIP awards are made by the Committee following discussion of recommendations made by the Chairman (for the Group Chief Executive’s LTIP award) and by the Group Chief Executive (for other executive Directors’ LTIP awards).

Delivery structure

LTIP awards are granted subject to the plan rules and are satisfied in Barclays’ shares (although they may be satisfied in other instruments as may be required by regulation).

For each award, performance measures are set at grant and there is no retesting allowed of those conditions. The Committee has, within the parameters set out opposite, the flexibility to vary the weighting of performance measures and calibration for each award prior to its grant.

The Committee has discretion, and in line with the plan rules approved by shareholders, in exceptional circumstances to amend targets, measures, or number of awards if an event happens (for example, a major transaction) that, in the opinion of the Committee, causes the original targets or measures to be no longer appropriate or such adjustment to be reasonable. The Committee also has the discretion to reduce the vesting of any award if it deems that the outcome is not consistent with performance delivered, including to zero.

Participants may, at the Committee’s discretion, also receive the benefit of any dividends paid between the award date and the relevant release date in the form of dividend equivalents (cash or securities).

Operation of risk adjustment and malus

The achievement of performance measures determines the extent to which LTIP awards will vest. Awards are also subject to malus provisions (as explained in the Annual bonus paragraphs above) which enable the Committee to reduce the vesting level of awards (including to nil).

Timing of receipt

Barclays LTIP awards have a five-year period in total from grant to when all restrictions are lifted. This will include a minimum three-year vesting period and an additional two-year holding period once vested (after payment of tax).

The maximum annual LTIP award is 120% of fixed pay. For these purposes, fixed pay is as set out in the charts on page 76.

Vesting is dependent on performance measures and service.

Following determination of the financial measures applicable to an LTIP cycle, if the Committee is satisfied with the underlying financial health of the Barclays Group (based on profit before tax) it may, at its discretion, adjust the percentage of shares considered for release up or down by up to 10% (subject to the maximum % for the award calibrated against financial performance measures).

Performance measures will be based on financial performance (e.g. measured on return on risk weighted assets), risk metrics (e.g. measured by loan loss rate) and the Balanced Scorecard which also includes financial measures. The Committee has discretion to change the weightings but financial measures will be at least 50% and the Balanced Scorecard will be a maximum of 30%. The threshold level of performance for each performance measure will be disclosed annually as part of the implementation of remuneration report. Straight line vesting applies between threshold and maximum for the financial and risk measures.

> 79

Remuneration report > Directors’ remuneration policy continued

Remuneration policy for executive Directors continued

Element and purpose	Operation	Maximum value and performance measures
C. Other
All employee share plans To provide an opportunity for Directors to voluntarily invest in the Company

Executive Directors are entitled to participate in:

(i)  Barclays Sharesave under which they can make monthly savings over a period of three or five years linked to the grant of an option over Barclays’ shares which can be at a discount of up to 20% on the share price set at the start.

(ii) Barclays Sharepurchase under which they can make contributions (monthly or lump sum) out of pre-tax pay (if based in the United Kingdom) which are used to acquire Barclays’ shares.

(i)  Savings between £5 and the maximum set by Barclays (which will be no more than the HMRC maximum) per month. There are no performance measures.

(ii) Contributions of between £10 and the maximum set by Barclays (which will be no more than the HMRC maximum) per tax year which Barclays may match up to HMRC maximum (current match is £600). There are no performance measures.

Previous LTIP awards

Antony Jenkins currently holds unvested LTIP awards under the LTIP for the performance periods 2012-2014 and 2013-2015. The only differences between the operation of these awards and the future policy above are the performance measures and that the earlier 2012-2014 award only has a holding period of one year and this only applies to 50% of shares that are released (after payment of tax).

A summary of the performance measures that apply to the LTIP awards for 2012-2014 and 2013-2015 can be found on pages 90 and 91.
Previous buy out awards

Tushar Morzaria currently holds an unvested buy-out award under the Barclays Joiners Share Value Plan which was granted to him in respect of awards he forfeited as a result of accepting employment at Barclays. This award was made in line with the Barclays’ recruitment policy outlined in the table on page 106.

The award was no more generous than and mirrored as far as possible the expected value and timing of vesting of the forfeited awards granted by JP Morgan.
Shareholding requirement To further enhance the alignment of shareholders’ and executive Directors’ interests in long-term value creation

Executive Directors must build up a shareholding of 400% of salary over five years from the later of: (i) the introduction of the new requirement in 2013; and (ii) the date of appointment as executive Director. They have a reasonable period to build up to this requirement again if it is not met because of a share price fall.

Shares that count towards the requirement are beneficially owned shares including any vested share awards subject only to holding periods (including vested LTIPs, vested deferred share bonuses and RBP shares). Shares from unvested deferred share bonuses and unvested LTIPs do not count towards the requirement.

Barclays’ shares worth a minimum of 400% of salary must be held within five years.
Outside appointments To encourage self- development and allow for the introduction of external insight and practice

Executive Directors may accept one board appointment in another listed company.

Chairman’s approval must be sought before accepting appointment. Fees may be retained by the executive Director. None of the executive Directors currently hold an outside appointment.

Not applicable

80 >

Notes to the table on pages 77 to 80:

Performance measures and targets

The Committee selected the relevant financial and risk based performance measures because they are key to the bank’s strategy and are important measures used by the executive Directors to oversee the direction of the business. The Balanced Scorecard has been selected as it demonstrates the performance and progress of Barclays in the journey of becoming the ‘Go-To’ bank as measured across the following dimensions (5Cs): Customers & Clients, Colleagues, Citizenship, Conduct and Company. Each of the 5Cs in the Balanced Scorecard will have equal weighting. All targets are set to be stretching but achievable and aligned to enhancing shareholder value.

The Committee is of the opinion that the performance targets for the annual bonus and Balanced Scorecard element of the LTIP are commercially sensitive in respect of the Company and that it would be detrimental to the interests of the Company to disclose them before the start of the relevant performance period. The performance against those measures will be disclosed after the end of the relevant financial year in that year’s remuneration report subject to the sensitivity no longer remaining.

Changes to the remuneration policy from that operating in 2013

Element	Change
Role Based Pay	Not applicable before 2014. Introduced following CRD IV regulatory change with a maximum value (amount can decrease but not increase above the quoted maxima).
Pension	Fixed maximum at percentages of salary (with no annual review) – 33% for Group Chief Executive and 25% for Group Finance Director.
Annual Bonus

Maximum of 80% of fixed pay (being the elements set out in the charts on page 76).

Financial performance measures will guide 50%, Balanced Scorecard 35% and personal objectives 15% of the bonus opportunity.

Long Term Incentive Plan

Maximum of 120% of fixed pay (being the elements set out in the charts on page 76).

The financial performance measures will have a weighting of at least 50% and the Balanced Scorecard measure will have a weighting of no more than 30%.

Differences between the remuneration policy of the executive Directors and the policy for all employees of the Barclays Group

The structure of total remuneration packages for executive Directors and for the broader employee population is similar. Employees receive salary, pension and benefits and are eligible to be considered for a bonus and to participate in all employee share plans. The broader employee population typically does not have a contractual limit on the quantum of their remuneration and does not receive RBP which is paid only to some, but not all, Code Staff. Executive Director RBP is determined on a similar basis to other Code Staff.

The Committee approaches any salary increases for executive Directors by benchmarking against market data for named banks. Incremental annual salary increases remain more common among employees at less senior levels.

As with executive Directors, bonuses for the broader employee population are performance based. Bonuses for executive Directors and the broader employee population are subject to deferral requirements. Executive Directors and other Code Staff are subject to deferral at a minimum rate of 40% (for bonuses of no more than £500,000) or 60% (for bonuses of more than £500,000) but the Committee may choose to operate higher deferral rates. For non-Code Staff, bonuses in excess of £65,000 are subject to a graduated level of deferral. The terms of deferred bonus awards for executive Directors and the wider employee population are broadly the same, in particular the vesting of all deferred bonuses (subject to service and malus conditions).

The broader employee population is not eligible to participate in the Barclays LTIP.

How shareholder views and broader employee pay are taken into account by the Committee in setting policy and making remuneration decisions

We recognise that remuneration is an area of particular interest to shareholders and that in setting and considering changes to remuneration it is critical that we listen to and take into account their views. Accordingly, a series of meetings are held each year with major shareholders and shareholder representative groups (including the Association of British Insurers, National Association of Pension Funds and ISS). The Committee Chairman attends these meetings, accompanied by senior Barclays’ employees (including the Reward and Performance Director and the Company Secretary). Matters discussed for 2013 included our forward looking Directors’ remuneration policy, 2013 remuneration and remuneration aspects of CRD IV. The Committee notes that shareholder views on some matters are not always unanimous, but values the insight and engagement that these interactions and the expression of sometimes different views provide. This engagement is meaningful and helpful to the Committee in its work and contributes directly to the decisions made by the Committee. For example, the Committee’s proposals on which employees should receive RBP in shares and on certain individual RBP levels were amended following discussions with shareholders. Shareholders also contributed directly to the Committee’s approach to the level of discount in the total remuneration opportunities of the executive Directors to reflect the increased certainty of RBP. Shareholders provided feedback which was used to shape the Directors’ remuneration policy.

The Committee takes account of the pay and employment conditions of the broader employee base when it considers the remuneration of the executive Directors. The Committee receives and reviews analysis of remuneration proposals for employees across all of the Group’s businesses. This includes analysis by corporate grade and by performance rating and information on proposed bonuses and salary increases across the employee population and individual proposals for Code Staff and highly paid individuals. When the Committee considers executive Director remuneration, it therefore makes that consideration in the context of a detailed understanding of remuneration for the broader employee population and uses the all employee data to compare remuneration and ensure consistency throughout the Group. Employees are not consulted directly on the Directors’ remuneration policy.

> 81

Remuneration report > Directors’ remuneration policy continued

Executive Directors’ policy on recruitment

Barclays operates in a highly specialised sector and many of its competitors for talent are outside of the United Kingdom. The Committee’s approach to recruitment remuneration is to pay no more than is necessary to attract appropriate candidates to the role.

The remuneration packages offered on appointment to any new executive Director are a specific part of the Committee’s Terms of Reference. The terms of such packages must be approved by the Committee in consultation with the Chairman and (except for the terms of his own remuneration) the Group Chief Executive.

Any new executive Director’s package would include the same elements, and be subject to the same constraints, as those of the existing executive Directors, as shown below.

Element of remuneration	Commentary	Maximum value
Salary

Determined by market conditions, market practice and ability to recruit.

For a newly appointed executive Director, whether through external recruitment or internal promotion, if their salary is at a level below the desired market level, the Committee retains the discretion to realign their salary over a transitional period which may mean that annualised salary increases for the new appointee are higher than that set out in the salary section of the remuneration policy on page 101.

In line with policy.
Role Based Pay	Determined by role, market practice and ability to recruit. Percentage may decrease or increase in certain circumstances subject to maximum value.	100% of salary.
Benefits	In line with policy.	In line with policy.
Pension	In line with policy.	33% of salary (Group Chief Executive), 25% of salary (Group Finance Director) and 25% if another executive Director is appointed.
Annual Bonus	In line with policy.	80% of fixed pay.
Long Term Incentive Plan	In line with policy.	120% of fixed pay.
Buy out

The Committee can consider buying out forfeited bonus opportunity or incentive awards that the new executive Director has forfeited as a result of accepting the appointment with Barclays, subject to proof of forfeiture where applicable.

As required by the PRA Remuneration Code, any award made to compensate for forfeited remuneration from the new executive Director’s previous employment may not be more generous than, and must mirror as far as possible the expected value, timing and form of delivery, the terms of the forfeited remuneration and must be in the best long-term interests of Barclays. Barclays deferral policy shall however apply as a minimum to any buy out of annual bonus opportunity.

The value of any buy out is not included within the maximum incentive levels above since it relates to a buy out of forfeited bonus opportunity or incentive awards from a previous employer.

Where a senior executive is promoted to the Board, his or her existing contractual commitments agreed prior to his or her appointment may still be honoured in accordance with the terms of the relevant commitment including vesting of any pre-existing deferred bonus or long-term incentive awards.

82 >

Executive Directors’ policy on payment for loss of office (including a takeover)

The Committee’s approach to payments in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of the deferred bonus plans and long-term incentive plans in which the executive Director participates.

Provisions relating to executive Directors’ termination

Standard provision	Policy	Details

Notice periods in executive Directors’ service contracts	12 months’ notice from the Company. 6 months’ notice from the executive Director.

Executive Directors may be required to work during the notice period or may be placed on garden leave or if not required to work the full notice period may be provided with pay in lieu of notice (subject to mitigation where relevant).

Pay during notice period or payment in lieu of notice per service contracts	12 months’ salary payable and continuation of pension and other contractual benefits while an employee.

Payable in phased instalments (or lump sum) and subject to mitigation if paid in instalments and executive Director obtains alternative employment during the notice period or while on garden leave.

In the event of termination for gross misconduct neither notice nor payment in lieu of notice is given.

Treatment of Role Based Pay

Ceases to be payable from the executive Director’s termination date. Therefore, RBP will be paid during any notice period and/or garden leave, but not where Barclays elects to make a payment in lieu of notice (unless otherwise required by local law).

Shares to be delivered on the next quarterly delivery date shall be pro rated for the number of days from the start of the relevant quarter to the termination date. Where Barclays elects to terminate the employment with immediate effect by making a payment in lieu of notice, the executive Director will not receive any shares that would otherwise have accrued during the period for which the payment in lieu is made (unless required otherwise by local law).

Treatment of annual bonus on termination

No automatic entitlement to bonus on termination, but may be considered at the Committee’s discretion and subject to performance measures being met and pro rated for service. No bonus would be payable in the case of gross misconduct or resignation.

Treatment of unvested deferred bonus awards

Outstanding deferred bonus awards would lapse if the executive Director leaves by reason of resignation or termination for gross misconduct. However in the case of death or if the Director is an ‘eligible leaver’ defined as leaving due to injury, disability or ill health, retirement, redundancy, the business or company which employs the executive Director ceasing to be part of the Group or in circumstances where Barclays terminates the employment (other than in cases of cause or gross misconduct), he or she would continue to be eligible to be considered for unvested portions of deferred awards, subject to the rules of the relevant plan unless the Committee determines otherwise in exceptional circumstances. Deferred awards are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

In the event of a takeover or other major corporate event, the Committee has absolute discretion to determine whether all outstanding awards would vest early or whether they should continue in the same or revised form following the change of control. The Committee may also determine that participants may exchange existing awards for awards over shares in an acquiring company with the agreement of that company.

In an eligible leaver situation, deferred bonus awards may be considered for release in full on the scheduled release date unless the Committee determines otherwise in exceptional circumstances. After release, the awards may be subject to an additional holding period of six months.

> 83

Remuneration report > Directors’ remuneration policy continued

Provisions relating to executive Directors’ termination continued

Standard provision	Policy	Details

Treatment of unvested awards under the LTIP

Outstanding unvested awards under the LTIP would lapse if the executive Director leaves by reason of resignation or termination for gross misconduct. However, in line with the plan rules approved by shareholders, in the case of death or if the Director is an ‘eligible leaver’ defined as leaving due to injury, disability or ill health, retirement, redundancy, the business or company which employs the executive Director ceasing to be part of the Group (or for any other reason if the Committee decides at its discretion), he or she would continue to be entitled to be considered for an award. Awards are also subject to malus provisions which enable the Committee to reduce the vesting level of awards (including to nil).

In the event of a takeover or other major corporate event (but excluding an internal reorganisation of the Group), the Committee has absolute discretion to determine whether all outstanding awards vest subject to the achievement of any performance conditions. The Committee has discretion to apply a pro rata reduction to reflect the unexpired part of the vesting period. The Committee may also determine that participants may exchange awards for awards over shares in an acquiring company with the agreement of that company. In the event of an internal reorganisation, the Committee may determine that outstanding awards will be exchanged for equivalent awards in another company.

In an eligible leaver situation, awards may be considered for release on the scheduled release date, pro rated for time and performance, subject to the Committee’s discretion to determine otherwise in exceptional circumstances. After release, the shares (net of deductions for tax) are subject to an additional holding period of two years.

Repatriation

Except in a case of gross misconduct or resignation, where a Director has been relocated at the commencement of employment, the Company may pay for the Director’s repatriation costs in line with Barclays’ general employee mobility policy including temporary accommodation, payment of removal costs and relocation flights. The company will pay the executive Director’s tax on the relocation costs but will not tax equalise and will also not pay tax on his or her other income relating to the termination of employment.

Other

Except in a case of gross misconduct or resignation, the Company may pay for the executive Director’s legal fees and tax advice relating to the termination of employment and provide outplacement services. The Company may pay the executive Director’s tax on these particular costs.

Illustrative scenarios for executive Directors’ remuneration

The charts below show the potential value of the current executive Directors’ 2014 remuneration in three scenarios: ‘Minimum’ (i.e. fixed pay), ‘Maximum’ (i.e. fixed pay and the maximum variable pay that may be awarded) and ‘Mid-point’ (i.e. fixed pay and 50% of the maximum variable pay that may be awarded). For the purposes of these charts, the value of benefits is based on an estimated annual value for 2014. The scenarios do not reflect share price movement between award and vesting.

A significant proportion of the potential remuneration of the executive Directors is variable and is therefore performance-related and at risk.

Total remuneration opportunity: Group Chief Executive (£000)	Total remuneration opportunity: Group Finance Director (£000)

In the above illustrative scenarios, benefits include regular contractual benefits. Additional ad hoc benefits may arise, for example, overseas relocation of executive Directors, but will always be provided in line with policy.

84 >

Remuneration policy for non-executive Directors

This section provides details of the remuneration policy for the Chairman and non-executive Directors.

Remuneration policy for non-executive Directors

Element and purpose	Operation

Fees

Reflect individual responsibilities and membership of Board Committees and are set to attract non-executive Directors who have relevant skills and experience to oversee the implementation of our strategy

The Chairman and Deputy Chairman are paid an all-inclusive fee for all Board responsibilities. The Chairman has a minimum time commitment equivalent to at least 80% of a full-time role. The other non-executive Directors receive a basic Board fee, with additional fees payable where individuals serve as a member or Chairman of a Committee of the Board. Fee levels for 2014 are disclosed in the table on page 95.

Fees are reviewed each year by the Board as a whole against those for non-executive Directors in companies of similar scale and complexity. Fees were last increased in May 2011.

The first £30,000 (Chairman: first £100,000) after tax and national insurance contributions of each non- executive Director’s basic fee is used to purchase Barclays’ shares which are retained on the non-executive Director’s behalf until they retire from the Board.

Benefits For Chairman only

The Chairman is provided with private medical cover subject to the terms of the Barclays scheme rules from time to time, and is provided with the use of a Company vehicle and driver when required for business purposes.

No other non-executive Director receives any benefits from Barclays. Non-executive Directors are not eligible to join Barclays’ pension plans.

Bonus and share plans	Non-executive Directors are not eligible to participate in Barclays cash, share or long-term incentive plans.

Notice and termination provisions

Each non-executive Director’s appointment is for an initial six year term, renewable for a single term of three years thereafter and subject to annual re-election by shareholders.

Notice period:

Chairman: 12 months from the Company (six months from the Chairman). Non-executive Directors: six months from the Company (six months from the Non-executive Director).

Termination payment policy

The Chairman’s appointment may be terminated by Barclays on 12 months’ notice or immediately in which case 12 months’ fees and contractual benefits are payable in instalments at the times they would have been received had the appointment continued, but subject to mitigation if they were to obtain alternative employment. There are similar termination provisions for non-executive Directors based on six months’ fees. No continuing payments of fees (or benefits) are due if a non-executive Director is not re-elected by shareholders at the Barclays Annual General Meeting.

In accordance with the policy table above, any new Chairman and Deputy Chairman would be paid an all-inclusive fee only and any new non-executive Director would be paid a basic fee for their appointment as a Director, plus fees for their participation on and/or chairing of any Board committees, time apportioned in the first year as necessary. No sign-on payments are offered to non-executive Directors.

> 85

Remuneration report > Directors’ remuneration policy continued

Service contracts and letters of appointment

All executive Directors have a service contract whereas all non-executive Directors have a letter of appointment. Copies of the service contracts and letters of appointment respectively are available for inspection at the Company’s registered office. The dates of the current Directors’ service contracts and letters of appointment are shown in the table below.

Effective date

Chairman
Sir David Walker	1 September 2012 (non-executive Director), 1 November 2012 (Chairman)

Executive Directors
Antony Jenkins	30 August 2012
Tushar Morzaria	15 October 2013

Non-executive Directors
Michael Ashley	18 September 2013
Tim Breedon	1 November 2012
Fulvio Conti	1 April 2006
Simon Fraser	10 March 2009
Reuben Jeffery III	16 July 2009
Wendy Lucas-Bull	19 September 2013
Dambisa Moyo	1 May 2010
Frits van Paasschen	1 August 2013
Sir Michael Rake	1 January 2008
Diane de Saint Victor	1 March 2013
Sir John Sunderland	1 June 2005
Stephen Thieke	7 January 2014

All Directors are put forward for re-election at each AGM, unless they have indicated that they will not seek re-election at the AGM.

Discretion

In addition to the various operational discretions that the Committee can exercise in the performance of its duties (including those discretions set out in the Company’s share plans), the Committee reserves the right to make either minor or administrative amendments to the policy to benefit its operation or to make more material amendments in order to comply with new laws, regulations and/or regulatory guidance. The Committee would only exercise this right if it believed it was in the best interests of the Company to do so and where it is not possible, practicable or proportionate to seek or await shareholder approval in General Meeting.

86 >

Remuneration report > Annual report on Directors’ remuneration

This section explains how our Directors’ remuneration policy was implemented during 2013.

Single total figure for 2013 remuneration

The following table shows a single total figure of remuneration in respect of qualifying service for each executive Director together with comparative figures for 2012.

Executive Directors: Single total figure for 2013 remuneration (audited)

	Salary £000		Taxable benefits £000		Bonus £000		LTIP £000		Pension £000		Total £000

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Antony Jenkins[a]	1,100	373	138	19	0	0	0	0	364	137	1,602	529
Tushar Morzaria[b]	171	–	14	–	1,200	–	0	–	43	–	1,428	–
Chris Lucas[c]	501	800	47	34	500	0	985	643	125	200	2,158	1,677

Notes

a	Antony Jenkins joined the Board with effect from 30 August 2012.
b	Tushar Morzaria joined the Board with effect from 15 October 2013.
c	Chris Lucas stepped down from the Board with effect from 16 August 2013 due to ill health. Further details are disclosed on page 115.

Additional information in respect of each element of pay for the executive Directors (audited):

Base salary

Antony Jenkins has been paid a salary of £1,100,000 per annum as Group Chief Executive since his appointment to the role. Tushar Morzaria commenced employment on 15 October 2013 on a salary of £800,000 per annum. Chris Lucas was paid a salary of £800,000 per annum.

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, home leave related costs, car allowance and the use of a company vehicle and driver when required for business purposes. The figure in the above table for Tushar Morzaria includes £4,576 of non-taxable relocation expenses. Further relocation expenses will be incurred for Tushar Morzaria.

Pension

Executive directors are contractually entitled to cash in lieu of pension contributions which reflects market practice for senior executives in comparable roles.

Annual bonus

Bonuses are earned by reference to the financial year and awarded in the following February. The Committee considered the performance of each of the executive Directors during their respective periods of office during the year. Their performance was assessed against their objectives agreed at the start of the year and comprised both Group and personal, financial and non-financial measures.

(i) Shared objectives

The executive Directors share collective responsibility for progress, as at the year end, against the Transform commitments set out at the start of 2013 and in the Rights Issue prospectus.

Objective	Targets / measures for 2013	Progress in 2013

Strategic progress: the Transform programme

Performance is assessed against the Transform commitments of 2013

Financial measures in the Transform commitments included return on equity, cost to income ratio, core capital ratio, dividend payouts and risk weighted assets.

Non-financial measures include progress on cultural change, the development of the Balanced Scorecard and the reputation of and trust in Barclays.

Financial

¡  Underlying performance has been resilient and momentum is building

¡ CRD IV Risk Weighted Assets within the £440bn target for 2015

¡  Fully loaded Common Equity Tier 1 capital ratio at 9.3% is on track to meet the target of 10.5% during 2015

¡  Cost reduction plans on target for expenses of £16.8bn in 2015 excluding costs to achieve Transform

¡  Adverse movement in cost to income ratio in 2013 mainly as a consequence of reduced income

¡ Work done in 2013 to target a 40% dividend payout ratio from 2014, achieving a payout ratio of 40-50% over time.

Non-financial

¡  Barclays Purpose, Values and Behaviours published and cascaded throughout organisation, now integrated into day to day management processes. Data shows that the culture is changing at Barclays

¡  Balanced Scorecard published shortly after the year end. Data shows reputation of and trust in Barclays is improving.

> 87

Remuneration report > Annual report on Directors’ remuneration continued

Objective	Targets / measures for 2013	Progress in 2013

2013 Financial and risk measures	The executive Directors lead delivery of overall performance measured by reference to income, profitability, risk weighted assets and return on equity

¡Strength in the diversity of the Group’s income, underpinned by our traditional consumer and commercial banking franchises, and growth in Equities and Investment Banking in the Investment Bank

¡But income in the Investment Bank overall was down 9% driven by a decrease in FICC

¡ Adjusted profit before tax was down 32% year on year due to reduced income and costs to achieve Transform

¡Successful execution of Rights Issue

¡ Strong financial fundamentals across funding and liquidity, capital, credit risk management and margins

¡Adjusted return on average shareholders’ equity decreased to 4.5% principally reflecting the decrease in profit before tax.

(ii) Personal objectives/measures
Antony Jenkins

Objective	Targets / measures for 2013	Progress in 2013

Drive the strategic agenda	Deliver the Transform programme with the goal of making Barclays the ‘Go To’ bank

Defined the strategic vision and provided leadership driving the growing momentum in the delivery of Barclays’ Transform strategy. The launch of the Balanced Scorecard and embedding the Barclays Purpose, Values and Behaviours are significant achievements

Led the organisation in executing delivery of the six Transform commitments and PRA leverage expectation.

Impact and leadership	Building relationships with key stakeholders	Increased engagement and industry leadership with global regulators, industry leaders and thought leaders has led to an improved level of trust in Barclays.

Tushar Morzaria

Objective	Targets / measures for 2013	Progress in 2013

Drive the strategic agenda	Active contribution to Group Strategy discussions, lead cost management initiatives to meet target of £18.5bn in 2013 and leverage planning to achieve PRA target of 3% in June 2014

Since October 2013, driven the cost reduction agenda, contributed strongly to the Quarter 3 and full year results process, and has conducted a detailed balance sheet review, specifically focused on meeting leverage ratio requirements as a priority

Costs marginally over target and leverage target achieved six months early.

Impact and leadership	Lead finance, tax and treasury functions, build relationships with ExCo and Board colleagues	Has made immediate positive impact in both the Executive Committee and Board.

Chris Lucas

Objective	Targets / measures for 2013	Progress in 2013

Drive the strategic agenda	Lead Transform workstreams related to CFO function, deliver STP and cost management targets

Strong communication of Transform agenda to shareholders and other external stakeholders and strong progress in Transform workstreams related to CFO function

Strong financial fundamentals across funding and liquidity, capital, credit risk management and margins.

Impact and leadership	Lead finance, tax and treasury functions, maintain strong relationships internally and externally, manage change in the Finance function

The Committee recognised 2013 achievements in driving change and leading the function, noting he is a widely respected leader both internally and externally and was highly collaborative on hiring a successor.

(iii) Individual outcomes

The Committee and Board agreed that Antony Jenkins had performed strongly in his first full year as Chief Executive while recognising that pre-tax profits had fallen in the period. However, on 3 February 2014 Antony Jenkins announced that he would decline any 2013 bonus offered to him by the Committee, citing the Rights Issue, restructuring costs and costs associated with legacy issues as his reasons.

60% of Tushar Morzaria’s 2013 bonus of £1.2m will be deferred through a Share Value Plan award vesting over three years. 20% will be paid in cash and 20% in shares. All shares are subject to a six month holding period from the point of release. The bonus reflects both Tushar’s performance at Barclays and his forfeited bonus opportunity when he left his previous employer to join Barclays.

The Committee decided to award Chris Lucas a 2013 bonus at a level of 40% of the maximum (the maximum being 250% of salary), pro rating the resulting amount to reflect his service during 2013. The resulting award of £500,000 will be 100% deferred through a Share Value Plan award vesting over three years, each annual release of shares being subject to an additional six month holding period.

88 >

LTIP

The LTIP amount included in the 2013 single total figure of remuneration is the value of vesting amounts in 2013 in relation to the LTIP award granted in 2011 in respect of the financial years 2011-2013. Chris Lucas was the only executive Director participant in this cycle. Accordingly, as Antony Jenkins and Tushar Morzaria were not participants in this cycle, the LTIP figure in the single figure table is shown as zero for both of them. Vesting was dependent on the performance period ending in 2013. The performance achieved against the performance targets is shown below.

Performance measure	Weighting	Threshold	Maximum 100% vesting	Actual	% of maximum achieved

Return on Risk Weighted Assets (RoRWA)	60%	23% of award vests for average annual RoRWA of 1.0%	Average annual RoRWA of 1.5%	0.4%	0%

Loan loss rate	30%	10% of award vests for average annual loan loss rate of 95 bps	Average annual loan loss rate of 81 bps or below	71 bps	30%

Sustainability metrics	10%	Performance against the sustainability metrics is assessed by the Committee to determine the % of the award that may vest between 0% and 10%		0%	0%

The award was also subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should vest to the extent of 30% of the maximum number of shares under the total award. The shares are scheduled to be released in March 2014.

Chairman and non-executive Directors

Remuneration for non-executive Directors reflects their responsibility and time commitment and the level of fees paid to non-executive directors of comparable major UK companies.

Chairman and non-executive Directors: Single total figure for 2013 fees (audited)

	Fees		Benefits		Total

	2013	2012	2013	2012	2013	2012
	£000	£000	£000	£000	£000	£000

Chairman
Sir David Walker[a]	750	167	17	6	767	173

Non-executive Directors
Michael Ashley[b]	39	–	–	–	39	–
David Booth[c]	185	170	–	–	185	170
Tim Breedon[d]	183	18	–	–	183	18
Fulvio Conti	110	110	–	–	110	110
Simon Fraser	140	140	–	–	140	140
Reuben Jeffery III	124	105	–	–	124	105
Sir Andrew Likierman[e]	45	135	–	–	45	135
Wendy Lucas-Bull[f]	25	–	–	–	25	–
Dambisa Moyo	129	120	–	–	129	120
Frits van Paasschen[g]	33	–	–	–	33	–
Sir Michael Rake	220	220	–	–	220	220
Diane de Saint Victor[h]	90	–	–	–	90	–
Sir John Sunderland	189	161	–	–	189	161
Alison Carnwath[i]	–	114	–	–	–	114
Marcus Agius[j]	–	750	–	1	–	751

Total	2,262	2,210	17	7	2,279	2,217

Notes

a	Sir David Walker joined the Board as a non-executive Director with effect from 1 September 2012 and as Chairman from 1 November 2012.
b	Michael Ashley joined the Board as a non-executive Director with effect from 18 September 2013.
c	David Booth retired from the Board as a non-executive Director with effect from 31 December 2013.
d	Tim Breedon joined the Board as a non-executive Director with effect from 1 November 2012.
e	Sir Andrew Likierman retired from the Board as a non-executive Director with effect from 25 April 2013.
f	Wendy Lucas-Bull joined the Board as a non-executive Director with effect from 19 September 2013.
g	Frits van Paasschen joined the Board as a non-executive Director with effect from 1 August 2013.
h	Diane de Saint Victor joined the Board as a non-executive Director with effect from 1 March 2013.
i	Alison Carnwath resigned from the Board as a non-executive Director with effect from 24 July 2012.
j	Marcus Agius stepped down as Chairman and as a non-executive Director on 2 July 2012.

> 89

Remuneration report > Annual report on Directors’ remuneration continued

Long Term Incentive Plan

The BIS Regulations only require inclusion in the ‘Single total figure of remuneration’ the value of the LTIP awards whose last year of performance ends in the relevant financial year and whose vesting outcome is known. This section sets out LTIP cycles in which the executive Directors participate, the outcome of which remains dependent on future performance and whose value could be between nil and the full amount.

LTIP awards for 2013 performance year

The Committee decided to make awards under the 2014-2016 LTIP cycle to both Antony Jenkins and Tushar Morzaria with a face value at grant of 400% of their respective salaries at 31 December 2013. The 2014-2016 LTIP awards will be subject to the following performance measures.

Performance measure	Weighting	Threshold	Maximum vesting

Return on Risk Weighted Assets (RoRWA)	50%	23% of award vests for average annual RoRWA of 1.08%	Average annual RoRWA of 1.52%

Loan loss rate	20%	7% of award vests for average annual loan loss rate of 70 bps	Average annual loan loss rate of 55 bps

Balanced Scorecard	30%

Performance against the Balanced Scorecard is assessed by the Committee to determine the % of the award that may vest between 0% and 30%. Each of the 5Cs in the Balanced Scorecard will have equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However retrospective disclosure of the targets and performance against them will be disclosed in the 2016 Remuneration Report subject to commercial sensitivity no longer remaining.

Straight line vesting applies between the threshold and maximum points in respect of the RoRWA and Loan loss rate measures respectively. If the Committee is satisfied with the underlying financial health of the Group based on profit before tax, depending on the extent of its satisfaction, the percentage of shares that may be considered for release by the Committee under the RoRWA measure can be increased or decreased by 10% of the total award, subject always to a maximum of 50% for the award calibrated against RoRWA.

Outstanding LTIP awards

(i) LTIP awards granted during 2012

The performance measures for the awards made under the 2012-2014 LTIP cycle are shown below.

Performance measure	Weighting	Threshold	Maximum vesting

Return on Risk Weighted Assets (‘RoRWA’)	60%	23% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%

Loan loss rate	30%	10% of award vests for average annual loan loss rate of 93 bps	Average annual loan loss rate of 70 bps or below

Citizenship metrics	10%	Performance against the Barclays Citizenship strategy is assessed by the Committee to determine the percentage of the award that may vest between 0% and 10%

Straight line vesting applies between the threshold and maximum points in respect of the RoRWA and Loan loss rate measures respectively. Following the determination of the RoRWA vesting percentage, if the Committee is satisfied with the underlying financial health of the Group based on cumulative profit before tax excluding own credit, it may at its discretion, adjust the percentage of award by up to five vesting points (subject to the maximum of 60% for the award calibrated against RoRWA). Actual performance to be determined on the scheduled release date in May 2015.

(ii) LTIP awards granted during 2013

Awards were made in March 2013 under the 2013-2015 LTIP cycle in accordance with our remuneration policy to the executive Directors.

	% of salary	Number of shares	Face value at grant	Performance period

Antony Jenkins[a]	400%	1,545,995	£4,400,000	2013-2015
Chris Lucas[b]	400%	1,124,360	£3,200,000

Notes

a	The maximum number of shares awarded to Antony Jenkins includes 117,888 shares as a Rights Issue adjustment. The original number of shares granted on 18 March 2013 was 1,428,107 at £3.08 per share.
b	The maximum number of shares awarded to Chirs Lucas includes 85,737 shares as a Rights Issue adjustment. The original number of shares granted on 18 March 2013 was 1,038,623 shares at £3.08 per share.

90 >

The performance measures for the 2013-2015 LTIP awards are as follows:

Performance measure	Weighting	Threshold	Maximum vesting

Return on Risk Weighted Assets (RoRWA)	50%	13% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%

Loan loss rate	30%	10% of award vests for average annual loan loss rate of 75 bps	Average annual loan loss rate of 60 bps or below

Balanced Scorecard	20%

Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. Each of the 5Cs in the Balanced Scorecard has equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However, retrospective disclosure of the targets and performance against them will be disclosed in the 2015 Remuneration Report subject to commercial sensitivity no longer remaining.

Straight line vesting applies between the threshold and maximum points in respect of the RoRWA and Loan loss rate measures respectively. If the Committee is satisfied with the underlying financial health of the Group based on profit before tax, depending on the extent of its satisfaction, the percentage of Barclays shares that may be considered for release by the Committee under the RoRWA measure can be increased or decreased by 10% of the total award, subject always to a maximum of 50% of the award. Actual performance to be determined on the scheduled release date in March 2016.

Total pension entitlements

Antony Jenkins left the UK pension scheme in April 2012, and started receiving cash in lieu of pension. He has benefits in both the final salary 1964 section and in the cash balance Afterwork section. The accrued pension shown below relates to his 1964 section pension only. The other pension entries relate to his benefits in both sections.

Chris Lucas ceased to be an executive Director on 16 August 2013. The 2013 cash in lieu of pension shown below is for the period from 1 January 2013 to 16 August 2013.

Tushar Morzaria was appointed as an executive Director on 15 October 2013. The cash in lieu of pension shown below is for the period 15 October 2013 to 31 December 2013.

Executive Directors – pension (audited)

	Accrued pension at 31 December 2013 £000	Increase in value of accrued pension over year net of inflation £000	Increase in transfer value of accrued pension £000	Normal retirement date	Pension value in 2013 from DB Scheme £000	2013 cash in lieu of pension £000	Total £000

Antony Jenkins	3	1	7	11 July 2021	1	363	364
Tushar Morzaria	–	–	–	–	–	43	43
Chris Lucas	–	–	–	–	–	125	125

Payments to the former Group Chief Executive – Bob Diamond

During 2013, Bob Diamond drew a benefit under the Thrift Restoration Plan, a US retirement arrangement of which he ceased to be an active member as at 31 December 2010. The amount of the benefit that relates to Bob Diamond’s service as an executive Director of Barclays was $192,298.

Bob Diamond was tax equalised on tax above the UK tax rate where that could not be offset by a double tax treaty. On receipt of confirmation of the liability in 2013, an additional tax equalisation payment of £80,000 (above that amount disclosed in the 2012 Remuneration Report) was made in respect of accommodation for the period from 1 January 2012 to 3 July 2012. He is not entitled to tax equalisation for income in respect of any period after 3 July 2012.

Payments to the former Group Finance Director – Chris Lucas

Chris Lucas stepped down as Group Finance Director and from the Board on 16 August 2013 due to ill health.

In line with his contract of employment, Chris Lucas received contractual sick pay (100% of base salary), pension allowance and other benefits until 15 February 2014. The other benefits include private medical, life and ill health protection, Executive Income Protection Plan (EIPP), tax advice, car allowance and the use of a company vehicle and driver when required for business purposes. His contractual sick pay, pension allowance, car allowance and eligibility to payments under the Barclays Ill Health Income Plan ceased on 15 February 2014.

Under the terms of the EIPP, Chris Lucas became eligible to receive income protection payments because he was no longer able to carry out his role due to ill health.

From 16 February 2014, Chris Lucas is receiving payments under the EIPP. The EIPP payments will amount to 75% of his current base salary, being an annual payment of £600,000 per annum, and will be reviewed annually in line with inflation up to a maximum increase of 5% per annum. He will continue to be eligible for private medical insurance and life cover while he is receiving the EIPP payments. No salary, bonuses or other allowances are payable to him during this time. He will also have access to office space and use of a chauffeur, as required, for the purposes of the handover of his duties.

The income protection payments may be made to Chris Lucas for each year in which he is unable to undertake his role due to ill health or until he reaches 65 if earlier.

> 91

Remuneration report > Annual report on Directors’ remuneration continued

On cessation of EIPP payments, Chris Lucas is not entitled to notice or a payment in lieu of notice or any other compensation in respect of the termination of his employment.

Payments to the former Chairman – Marcus Agius

Marcus Agius was appointed as a senior adviser providing corporate advisory support to Barclays Corporate and Investment Banking with effect from 1 November 2012. He is entitled to a fee for this role at the rate of £175,000 per annum. This fee was not paid for the period of 1 November 2012 to 1 January 2013. He is also eligible for medical cover. The appointment was reviewed after 12 months to determine the value provided from the arrangement and as a result was extended until 31 March 2014 when the agreement will end.

Executive Directors’ shareholdings and share interests

The chart below shows the value of Barclays’ shares held beneficially by Antony Jenkins and Tushar Morzaria as at 28 February 2014 that count towards the minimum shareholding requirement of as a minimum Barclays’ shares worth four times salary. Executive Directors have five years from the later of (i) 2013 and (ii) date of appointment to meet this requirement. At close of business on 28 February 2014, the market value of Barclays ordinary shares was £2.52.

Antony Jenkins (£000)

Tushar Morzaria (£000)

Tushar Morzaria joined Barclays in October 2013. He will be building up to the shareholding requirement as early as possible as his share awards vest (net of shares sold to cover any income tax and social security). In addition, his 2014 LTIP and Share Value Plan (SVP) share awards ensure alignment with shareholders.

The table below shows shares owned beneficially by all the Directors and shares over which executive Directors hold awards which are subject to either deferral terms or performance conditions. The shares shown below that are subject to performance conditions are based on the maximum number of shares that may be released.

Interests in Barclays PLC shares (audited)

		Unvested		Total as at
	Owned outright	Subject to performance measures	Not subject to performance measures	31 December 2013 (or date of retirement from the Board, if earlier)	Total as at 28 February 2014

Executive Directors
Antony Jenkins	3,065,675	4,056,492	2,979,158	10,101,325	10,101,325
Tushar Morzaria	10,000	–	1,089,495	1,099,495	1,099,495
Chris Lucas[a]	1,155,178	5,259,050	677,887	7,092,115	–
Chairman
Sir David Walker	115,401	–	–	115,401	124,992

Non-Executive Directors
Michael Ashley	11,049	–	–	11,049	13,986
David Booth[b]	122,310	–	–	122,310	–
Tim Breedon	6,679	–	–	6,679	9,737
Fulvio Conti	80,834	–	–	80,834	84,586
Simon Fraser	116,744	–	–	116,744	120,041
Reuben Jeffery III	165,822	–	–	165,822	170,370
Sir Andrew Likierman[c]	42,835	–	–	42,835	–
Wendy Lucas-Bull	2,000	–	–	2,000	4,793
Dambisa Moyo	27,814	–	–	27,814	31,112
Frits van Paasschen	2,508	–	–	2,508	6,355
Sir Michael Rake	60,556	–	–	60,556	63,960
Diane de Saint Victor	4,947	–	–	4,947	8,473
Sir John Sunderland	126,997	–	–	126,997	130,435
Stephen Thieke[d]	–	–	–	–	12,000

Notes

a	Chris Lucas stepped down from the Board with effect from 16 August 2013.
b	David Booth retired from the Board with effect from 31 December 2013.
c	Sir Andrew Likierman retired from the Board with effect from 25 April 2013.
d	Stephen Thieke joined the Board with effect from 7 January 2014.

92 >

Performance graph and table

The performance graph below illustrates the performance of Barclays over the past five financial years from 2009 to 2013 in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. The index has been selected because it represents a cross-section of leading UK companies.

Total shareholder return £	Year ended 31 December

In addition, the table below provides a five-year summary of the total remuneration of the Group Chief Executive over the same period. For the purpose of calculating the value of the remuneration of the Group Chief Executive, data has been collated on a basis consistent with the ‘single figure’ methodology.

Year	2009	2010	2011		2012	2012	2013

Group Chief Executive	John Varley	John Varley	Bob Diamond		Bob Diamond[a]	Antony Jenkins[b]	Antony Jenkins

Group Chief Executive single figure of total remuneration £000s	2,050	4,567	11,070	[c]	1,892	529	1,602
Annual bonus against maximum opportunity %	0%	100%	80%		0%	0%	0%
Long-term incentive vesting against maximum opportunity %	50%	16%	N/Ad		0%	N/Ad	N/Ad

Notes

a	Bob Diamond left the Board on 3 July 2012.
b	Antony Jenkins became Group Chief Executive on 30 August 2012.
c	Number in the single figure table above for 2011 is inclusive of £5,745k tax equalisation as set out in the 2011 Remuneration Report. He was tax equalised on tax above the UK rate where that could not be offset by a double tax treaty.
d	Not a participant in a long-term incentive award which vested in the period.

Percentage change in Group Chief Executive’s remuneration

The table below shows how the percentage change in the Group Chief Executive’s salary, benefits and bonus between 2012 and 2013 compares with the percentage change in the average of each of those components of pay for United Kingdom based employees.

	Salary	Benefit	Annual bonus

Antony Jenkins[a]	No Change	No Change	No Change

Average based on UK employees	3.6% up	No Change	7.3% up

a	Antony Jenkins joined the Board with effect from 30 August 2012. The year on year change has been calculated on an annualised basis.

We have chosen UK employees as the comparator group as it is the most representative group for pay structure comparisons.

Relative importance of spend on pay

A year on year comparison of the relative importance of pay and distributions to shareholders is shown below. 2013 Group compensation costs have reduced 1% and dividends to shareholders have increased 17% from 2012.

Group compensation costs (£m)

Dividends to shareholders (£m)

> 93

Remuneration report > Annual report on Directors’ remuneration continued

Statement of implementation of remuneration policy in 2014

The executive Directors’ package for 2014, in line with the Directors’ remuneration policy, will be implemented with effect from the 2014 AGM as follows:

	Antony Jenkins	Tushar Morzaria	Comments

Base Salary	£1,100,000	£800,000	No change from 2013.

Role Based Pay	£950,000	£750,000	Paid quarterly in shares subject to a holding period with restrictions lifting over five years.

Pension	33% of salary	25% of salary	Fixed cash allowance in lieu of participation in pension plan

Maximum bonus	80% of fixed pay	80% of fixed pay

Award subject to performance over the year and delivered in cash and/or shares, a proportion of which are deferred (at least the amount required by the PRA Remuneration Code) over three years with one-third vesting each year

Maximum LTIP	120% of fixed pay	120% of fixed pay	Delivered in shares and vesting dependent on performance over a three year period and subject to a further two year holding period after vesting

Annual bonus

The annual bonus opportunity will be consistent with the policy detailed in the remuneration policy section of this report in terms of the maximum bonus opportunity, deferral and malus provisions. The measures have been selected to reflect a range of financial and non-financial goals that support the key strategic objectives of the Company. The performance measures and weightings are shown below.

Financial (50% weighting)

¡Business performance and Income generation

¡ Cost management

¡Balance sheet

¡ Leverage

¡Capital management

¡ Progress on the Transform programme financial commitments will continue to be assessed in 2014.

Balanced Scorecard (35% weighting)

¡Progress towards the five year Balanced Scorecard targets will be assessed by the Committee at the year end. Each of the 5Cs in the Balanced Scorecard will have equal weighting. The Balanced Scorecard is set out on page 10.

Personal objectives (15% weighting)

Personal objectives for each executive Director will be aligned to Barclays’ Purpose, Values and Behaviours and to the 5Cs of the Balanced Scorecard – Customers & Clients, Colleagues, Citizenship, Conduct and Company.

Antony Jenkins’ 2014 personal objectives include:

¡Delivery of the Transform commitments

¡ Further strengthening the control environment

¡ Continuing to embed our Purpose, Values and Behaviours and rebuilding Barclays’ reputation

¡ Continuing to strengthen the Executive Committee and Senior Leadership Group.

Tushar Morzaria’s 2014 personal objectives include:

¡ Effective management of the finance, tax and treasury functions including risk and control

¡ Management of external relationships and reputation

¡ Increased functionalisation and improved efficiency of functions.

Detailed calibration of the targets is commercially sensitive and it is not appropriate to disclose this information externally. Disclosure of achievement against the targets will be made in the 2014 annual report subject to the sensitivity no longer remaining.

94 >

Non-executive Director fees

The fees for the Chairman and non-executive Directors are shown below.

	1 January 2014	1 January 2013	Percentage
	£000	£000	increase

Chairman	750	750	0
Deputy Chairman	250	–	–
Board member	80	80	0
Additional responsibilities
Senior Independent Director	30	30	0
Chairman of Board Audit or Board Remuneration Committee	70	70	0
Chairman of Board Financial Risk Committee	60	60	0
Membership of Board Audit or Board Remuneration Committee	30	30	0
Membership of Board Conduct, Reputation and Operational Risk Committee	25	25	0
Membership of Board Financial Risk Committee	25	25	0
Membership of Board Corporate Governance and Nominations Committee	15	15	0

The Chairman does not receive any other fees in addition to the Chairman fee.

Upon his appointment as Deputy Chairman in 2012, Sir Michael Rake opted to take his non-executive basic fee, Senior Independent Director fee and individual Committee fees. However, with changes in his Committee responsibilities, it has been agreed that with effect from 1 January 2014, Sir Michael Rake will be paid the Deputy Chairman’s fee of £250,000. He does not receive any other fees.

> 95

Remuneration report > Annual report on Directors’ remuneration continued

Barclays Board Remuneration Committee

The Board Remuneration Committee is responsible for overseeing Barclays’ remuneration as described in more detail below.

Terms of Reference

The principal purposes of the Committee are to:

¡	Set the over-arching principles and parameters of Remuneration Policy across the Group

¡	Consider and approve the remuneration arrangements of the Chairman, executive Directors, other senior executives and those employees, including Code Staff, whose total remuneration exceeds an amount determined by the Committee from time to time (currently remuneration of £1m or more)

¡	Exercise oversight for remuneration issues.

The Committee considers and approves buy outs of forfeited rights for new hires of £1m or more, and packages on termination where the total value is £1m or more. It reviews the policy relating to all remuneration plans including pensions, and considers and approves policies to promote the alignment of the interests of shareholders and employees. It is also responsible for the selection and appointment of remuneration consultants.

The Terms of Reference are at www.group.barclays.com/about-barclays/about-us/the-board-committees or from the Company Secretary on request.

Chairman and members

The Chairman and members of the Committee are as follows:

¡	Sir John Sunderland, Committee member since 1 July 2005, Committee Chairman since 24 July 2012

¡	Sir David Walker, Committee member since 1 September 2012

¡	Simon Fraser, Committee member since 1 May 2009

¡	David Booth, Committee member from 1 July 2012 to 31 December 2013

¡	Tim Breedon, Committee member since 1 December 2012

¡	Stephen Thieke, Committee member since 6 February 2014

Sir David Walker was considered independent on appointment as Board Chairman. All other current members are considered independent by the Board.

Remuneration Committee attendance in 2013

	Number of meetings	Number of
	eligible to attend	meetings attended

Sir John Sunderland	8	8
Sir David Walker	8	8
Simon Fraser	8	8
David Booth	8	8
Tim Breedon	8	8

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review. The 2013 review concluded that the Committee continues to operate effectively. There was a marginally higher overall score in 2013 than for 2012 and the report concluded that there is good evidence that the quality of constructive debate and challenge within the Committee has improved over the last twelve months.

Advisers to the Remuneration Committee

The Committee received advice during 2013 from Towers Watson. Towers Watson were appointed by the Committee following a market review. The advice provided by Towers Watson to the Committee is independent. Towers Watson is a signatory to, and its continuing appointment as adviser to the Committee is conditional on adherence to, the voluntary UK Code of Conduct for executive remuneration consultants.

Work undertaken by Towers Watson includes advising the Committee and providing the latest market data on compensation and trends when considering incentive levels and remuneration packages. A representative from Towers Watson attends Committee meetings, when requested by the Committee. Towers Watson is available to advise and meet with the Committee members separate from management. Towers Watson also provides remuneration data to the Group and pensions advice and administration services to the Barclays Bank UK Retirement Fund. Fees are charged on a time/cost basis and Towers Watson were paid a total of £255,000 (excluding VAT) in fees for work in 2013 relating to the executive Directors, either exclusively or along with other employees within the Committee’s Terms of Reference.

The Committee reviewed the objectivity and independence of the advice it receives from Towers Watson at a private meeting in July 2013. It is satisfied that Towers Watson is providing robust and professional advice.

In the course of its deliberations, the Committee considers the views of the Group Chief Executive, Group Human Resources Director and the Reward and Performance Director. The Group Finance Director and Chief Risk Officer provide regular updates on Group and business financial performance and the Group’s risk profile respectively.

No Barclays’ employee or Director participates in discussions or decisions of the Committee relating to his or her own remuneration. No other advisers provided significant services to the Committee in the year.

96 >

Remuneration Committee activities in 2013

The following provides a summary of the Committee’s activities during 2013 and during the February 2014 meeting when 2013 remuneration decisions were finalised.

Meeting	Fixed pay issues	Variable pay issues	Governance, risk and other matters

January 2013	¡ Approved executive Directors’ and senior executive 2013 salary	¡ Final 2012 incentive funding ¡ Approved proposals for executive Director and senior executive 2012 bonuses and 2013 LTIP awards	¡ Risk adjustment and malus review ¡ Review reward communications strategy ¡ Barclays Transform project and remuneration ¡ Finance and Risk update

February 2013	¡ Executive Director retirement arrangements	¡ 2013 LTIP ¡ Long-term compensation projections	¡ Risk adjustment and malus review ¡ Approved 2012 remuneration report ¡ Transform project – reward update

April 2013			¡ Consider and approve remuneration arrangements in respect of Group Executive Committee changes

May 2013	¡ Initial consideration of possible approaches to CRD IV compliance	¡ Remuneration trend analysis ¡ Review of incentives	¡ CRD IV regulation ¡ Control framework for hiring, exit and retention of employees

July 2013	¡ Approaches to CRD IV compliance	¡ 2013 incentive projections ¡ Barclays’ balanced scorecard ¡ Group Executive Committee remuneration ¡ Barclays LTIP review ¡ Review of regulation and formulaic incentives

¡ Review of Committee effectiveness and terms of reference

¡  Review Committee adviser independence

¡ CRD IV regulation

¡  Control framework for hiring, exit and retention of employees

¡ Finance and Risk update

September 2013	¡ Approach to CRD IV involving new fixed pay ‘Role Based Pay’	¡ Incentive funding and total compensation expenditure	¡ Malus review ¡ CRD IV regulation

October 2013	¡ Update on pension ¡ CRD IV update	¡ 2013 incentive funding projections	¡ Annual review of appointment of external Committee adviser ¡ Risk adjustment and malus review ¡ Control framework for hiring, exit and retention of employees ¡ Finance and Risk update

December 2013	¡ CRD IV update on implementation of Role Based Pay ¡ Initial considerations of executive Directors’ and senior executive 2014 fixed pay	¡ 2013 incentive funding proposals and initial senior executive individual proposals ¡ 2014 LTIP design and performance measures

¡ Risk adjustment and malus review

¡  Review draft forward looking Directors’ remuneration policy and 2013 remuneration report

¡ Review implementation of Salz review remuneration recommendations

¡  Control framework for hiring, exit and retention of employees

¡ Finance and Risk update

February 2014	¡ Approved executive Directors’ and senior executive 2014 fixed pay	¡ Final 2013 incentive funding ¡ Approved proposals for executive Director and senior executive 2013 bonuses and 2014 LTIP awards	¡ Risk adjustment and malus review ¡ Approved 2013 remuneration report ¡ Review reward communications strategy ¡ Finance and Risk update

Regular items: market and stakeholder updates including PRA/FCA, US Federal Reserve and other regulatory matters; LTIP performance updates; hiring and leaver updates.

Statement of voting at Annual General Meeting

At the last Annual General Meeting the voting results on the remuneration resolution ‘To approve the Directors’ Remuneration Report for the year ended 31st December 2012’ were as follows:

(i)	the total number of votes cast in relation to the resolution was 8,220,989,069 ‘for’ and 456,324,669 ‘against’;

(ii)	the percentage ‘for’ was 94.74% and the percentage ‘against’ was 5.26%; and

(iii)	the number of abstentions was 114,117,315.

The disclosure in the 2014 remuneration report will include details of the binding shareholder vote on Directors’ remuneration policy.

> 97

Remuneration report > Additional remuneration disclosures

This section contains voluntary disclosures that the Company has agreed with the UK Government that it will make about levels of remuneration for our eight most highly paid senior executive officers. It also contains additional remuneration disclosures (including voluntary disclosures) about levels of remuneration of employees in the Barclays Group and Barclays Code Staff.

2013 total remuneration of the eight highest paid senior executive officers below Board level

The table below shows remuneration for the eight highest paid senior executive officers below Board level who were Key Management Personnel in 2013.

Eight highest paid senior executive officers below Board level

	1 2013 £000	2 2013 £000	3 2013 £000	4 2013 £000	5 2013 £000	6 2013 £000	7 2013 £000	8 2013 £000

Salary	600	513	513	125	446	450	445	384
Current year cash bonus	550	450	420	440	295	0	0	243
Current year share bonus	550	450	420	440	295	0	0	243
Deferred cash bonus	825	675	630	660	442	725	726	365
Deferred share bonus	825	675	630	660	442	725	726	365

Total remuneration	3,350	2,763	2,613	2,325	1,920	1,900	1,897	1,600

Total remuneration of the employees in the Barclays Group

The table below shows the number of employees in the Barclays Group in 2012 and 2013 in bands by reference to total remuneration. Total remuneration comprises salary, bonus and the value at award of LTIP awards.

Total remuneration of the employees in the Barclays Group

	Number of employees
Remuneration band	2013	2012

£0 to £25,000	74,600	71,581
£25,001 to £50,000	36,886	37,300
£50,001 to £100,000	23,381	22,766
£100,001 to £250,000	10,371	10,158
£250,001 to £500,000	2,507	2,440
£500,001 to £1,000,000	962	910
£1,000,001 to £2,500,000	419	373
£2,500,001 to £5,000,000	54	50
Above £5m	8	5

Barclays is a global business. Of those employees earning above £1m detailed in the table above, 57% are based in the US, 27% in the UK, and 16% in the Rest of World.

98 >

Code Staff remuneration

Code Staff are the members of the Barclays PLC Board and Barclays’ employees whose professional activities could have a material impact on the Group’s risk profile. A total of 530 individuals were Code Staff in 2013 (2012: 393).

Code Staff aggregate 2013 remuneration by business						£m

Investment Bank	Corporate Banking	Wealth and Investment Management	Retail Banking (UK and Europe)	Barclaycard	Barclays Africa	Group Functions

512	11	70	8	7	13	132

Code Staff aggregate 2013 remuneration by remuneration type		£m

	Senior management	Other Code Staff

Salary	13	142
Current year cash bonus	3	51
Current year share bonus	3	23
Deferred cash bonus	7	251
Deferred share bonus	8	247
Total	34	714
Long-term incentive award (outcome contingent on future performance)	3	2

Value of long-term incentive awards is the value at award.

Code Staff deferred remuneration		£m

	Senior management	Other Code Staff

Deferred unvested remuneration outstanding at 31 December 2012	100	1,146
Impact of changes in Code Staff population including leavers during 2012 and joiners in 2013	163	632
Deferred unvested remuneration outstanding at 1 January 2013	263	1,778
Deferred remuneration awarded in 2013	77	680
Deferred remuneration reduced in 2013 through performance adjustments	(23)	(119)
Deferred remuneration vested in 2013	(107)	(847)
Deferred unvested remuneration outstanding at 31 December 2013	210	1,492

Code Staff joining and severance payments		£m

	Senior management	Other Code Staff

Total sign-on awards	0	0
Total buy-out awards	0	0
Total severance awards (18 individuals; highest individual award £3m)	0	11

‘Senior management’ means members of the Barclays PLC Board and senior managers as defined in the PRA Remuneration Code. Code Staff are subject to a minimum shareholding guideline.

> 99

Remuneration report > Additional remuneration disclosures continued > Schedules to the Annual Report

Outstanding share plan and long-term incentive plan awards (audited)

	Number of shares under award/option at 1 January 2013 (maximum)	Number of shares awarded in year (maximum)	Rights Issue Adjustment (maximum)	Market price on award date	Weighted average exercise price

Antony Jenkins
Executive Share Award Scheme 2007	7,052	–	–	£4.14	–
Barclays LTIP 2012-2014	1,052,347	–	86,870	£1.81	–
Barclays LTIP 2012-2014	1,266,715	–	104,565	£1.86	–
Barclays LTIP 2013-2015	–	1,428,107	117,888	£3.06	–
Share Value Plan 2010	412,141	–	–	£3.55	–
Share Value Plan 2011	285,370	–	11,778	£2.88	–
Share Value Plan 2012	1,796,137	–	50,690	£2.53	–
Share Value Plan 2012	1,995,237	–	164,704	£1.86	–

Tushar Morzaria
Share Value Plan 2013	–	1,089,495	–	£2.51	–

Chris Lucas
PSP 2010-2012	927,318	–	–	£3.55	–
Sharesave 2007	3,735	–	308	–	£4.35
Sharesave 2012	6,250	–	515	–	£1.33
Executive Share Award Scheme 2007	44,006	–	–	£4.14	–
Executive Share Award Scheme 2009	602,756	–	50,071	£3.55	–
Share Value Plan 2011	130,293	–	5,377	£2.76	–
Share Value Plan 2012	736,877	–	50,690	£2.53	–
Barclays LTIP 2011-2013	1,447,701	–	119,506	£2.76	–
Barclays LTIP 2012-2014	2,158,661	–	178,195	£1.81	–
Barclays LTIP 2013-2015	–	1,038,623	85,737	£3.06	–

The interests shown in the table above are the maximum number of Barclays’ shares that may be received under each plan. Executive Directors do not pay for any share plan or long-term incentive plan awards (other than Sharesave). Numbers shown for Executive Share Award Scheme (ESAS) represent provisional allocations that have been awarded and may also include shares under option as at 31 December 2013. Antony Jenkins received 834 dividend shares from ESAS awards released in 2013 and 68,896 dividend shares from SVP awards released in 2013 (market price on release date was £3.06).

Chris Lucas received 15,369 dividend shares from the PSP award released in 2013 (market price on release date was £3.06) and 6,492 dividend shares from the SVP award released in 2013 (market price on release date was £3.06 and £3.07). With the exception of Chris Lucas’ SVP 2012 award, SVP awards do not have performance conditions as the awards are deferred share bonuses. Vesting of SVP awards is dependent on future service and subject to malus conditions. The vesting of 50% of each tranche of Chris Lucas’ SVP 2012 award is subject to the condition that on vesting return on equity exceeds cost of equity. The vesting of the second and third tranches of Chris Lucas’ SVP 2012 award are also subject to the Committee being satisfied with progress against the PRA’s capital targets. The highest and lowest Barclays share prices during 2013 were £3.31 and £2.49 respectively; the share price on 31 December 2013 was £2.72. In relation to Chris Lucas’ PSP 2010-2012 award, the RoRWA performance measure was not met and the TSR performance measure was partially met. The Committee also considered the underpin and was satisfied with the underlying health of the Group. As a result, the award vested in March 2013 at 0.7 times the initial award (maximum was three times). SVP 2013 granted to Tushar Morzaria was granted in respect of awards he forfeited as a result of accepting employment at Barclays. This award was made in line with the Barclays’ recruitment policy.

Outstanding Contingent Capital Plan awards and Cash Value Plan awards (audited)

	Value under award at 1 January 2013 (maximum) (£000)	Value awarded in year (maximum) (£000)	Value paid in year (£000)	Value lapsed in year (£000)	Value under award at 31 December 2013 (maximum) (£000)	First scheduled release date	Last scheduled release date

Antony Jenkins
Contingent Capital Plan 2011	900	–	450	–	450	15/03/2012	15/03/2014
Cash Value Plan 2012	2,250	–	750	–	1,500	18/03/2013	16/03/2015

Chris Lucas
Contingent Capital Plan 2011	360	–	180	–	180	23/05/2012	23/05/2014

Deferred cash bonuses granted under CCP in 2011 and CVP in 2012 are dependent on future service and vest subject to malus conditions. The vesting of CCP awards is subject to the condition that the Core Tier 1 ratio is equal to or exceeds 7%. On the vesting of CCP awards, a ‘coupon’ may be added which for the awards shown is 7% on the award amount (on an annualised and non-compounded basis). In addition to the values paid in year shown in the table above, a coupon of 7% was paid on the CCP amounts paid in 2013. Executive Directors do not pay for CCP awards. On the vesting of CVP awards, a ‘service credit’ may be added on the third and final vesting amount which for the award shown is 10% on the award amount. Antony Jenkins received the CVP award as part of his 2011 bonus, which was awarded in respect of performance in his role as CEO of Retail and Business Banking. He did not pay for the award.

100 >

Number of shares released/exercised	Market price on release/exercise date	Number of shares lapsed in 2013	Number of shares under award/option at 31 December 2013 (maximum)	Vested number of shares under option	Value of release/exercise (£000)	End of three-year performance period, or first exercise/scheduled release date	Last exercise/ scheduled release date

7,052	£3.06	–	–	–	22	–	–
–	–	–	1,139,217	–	–	31/12/2014	25/05/2015
–	–	–	1,371,280	–	–	31/12/2014	25/05/2015
–	–	–	1,545,995	–	–	31/12/2015	07/03/2016
412,141	£3.06	–	–	–	1,260	–	–
142,685	£3.06	–	154,463	–	436	12/03/2012	15/03/2014
1,182,073	£3.06	–	664,754	–	3,614	18/03/2013	16/03/2015
–	–	–	2,159,941	–	–	17/03/2014	16/03/2015

–	–	–	1,089,495	–	–	17/03/2014	05/03/2018

209,298	£3.06	718,020	–	–	640	–	–
–	–	–	4,043	–	–	01/11/2014	30/04/2015
–	–	–	6,765	–	–	01/11/2015	30/04/2016
44,006	£3.06	–	–	–	135	–	–
602,634	£2.59	–	50,193	–	1,561	18/03/2013	16/03/2015
65,146	£3.07	–	70,524	–	200	08/05/2012	06/05/2014
122,813	£3.06	–	664,754	–	375	18/03/2013	16/03/2015
–	–	–	1,567,207	–	–	31/12/2013	06/05/2014
–	–	–	2,336,856	–	–	31/12/2014	25/05/2015
–	–	–	1,124,360	–	–	31/12/2015	07/03/2016

> 101

Implementation of the Salz Review Recommendations

Introduction

The Board commissioned a review of Barclays’ business practices in July 2012, led by Sir Anthony Salz, with a view to providing a comprehensive roadmap for cultural change. Sir Anthony Salz published his report in April 2013, and the Board intends to implement all 34 recommendations. To date we are pleased with progress made, although our work is ongoing.

The Salz recommendations have been fully integrated into the Transform programme, our long-term plan to transform the culture and performance of Barclays, with the goal of becoming the ‘Go-To’ bank. The primary tool against which we will report progress annually and measure success is our Balanced Scorecard, which sets out a clear description of what we want Barclays to be, out to 2018. The organisation is aligned to the Balanced Scorecard and to our Purpose, Values and Behaviours through the new performance management framework.

Below we have summarised progress against the Review’s 34 recommendations. This update is not intended to be exhaustive and the Salz Review Report which details all the recommendations in full can be found on our website. Core elements of our Transform Programme, which address many of the recommendations, are described in further detail elsewhere in this report.

We are confident that implementing the Review’s recommendations will help us become the ‘Go-To’ bank for all our stakeholders.

1  Regulatory and business standards

To ensure we work collaboratively and openly with regulators, we have been building the necessary culture, resources, capabilities and processes. We have developed a centralised database to facilitate internal and external coordination of regulatory interactions. Furthermore, all senior colleagues who work with regulators have undergone training to ensure communication with regulators is clear and transparent. Our performance and reward systems now assess colleagues on compliance with the spirit as well as the letter of the law and regulation. Since his appointment, Sir David Walker as Chairman has been obtaining feedback from regulators and other public authorities on an on-going basis.

2   Setting high standards

The Balanced Scorecard is the centrepiece of our plan – alongside our Purpose, Values and Behaviours – to embed the right culture in our business and become the ‘Go-To’ bank. Both are embedded in the new performance management framework and drive variable compensation. From mid-year 2013, Senior Leaders received separate performance ratings in relation to both their objectives (‘what’ they delivered) and our values (‘how’ they delivered). This now applied to Managing Directors (MDs) as of the 2013 year-end and will to all colleagues from January 2014.

3  Customers

The Balanced Scorecard (see page 10) is cascaded into business unit and function scorecards, which define targets for meeting the needs and expectations of customers and of our other stakeholders. We have also launched initiatives that capture and build on customer feedback such as ‘YourBank’– an online forum in the UK that allows people to submit, share and vote on ideas for improving Barclays’ everyday banking services. To date we have received more than 3,500 ideas. Internally, we have enriched our complaints reporting to management and will provide regular reports to the Board. Our external complaints reporting has been enhanced in the UK with reporting that goes beyond the FCA requirements as well as externally published ‘Spotlight’ reports that focus on our response to key customer complaints.

102 >

4  Bringing the values to life

In 2013, more than 98% of colleagues attended Values and Behaviours engagement sessions. In parallel, we have established a comprehensive leadership development curriculum which integrates Values and Behaviours into our learning programmes for Managing Directors and all colleagues. For more detail see the People section on pages 86 to 88. Further, we have trained 1,500 Values Leaders to champion our Values and Behaviours across the bank. In July, we hosted an online values forum, providing a direct opportunity for colleagues to voice their opinion – over 29,000 posts were generated.

5  Monitoring progress

The Balanced Scorecard defines what we need to achieve over the next five years to be well on the way to becoming the ‘Go-To’ bank. This provides the framework and starting point for all colleagues when they set their individual performance objectives, and colleagues will also be assessed against how they live the values and behaviours. To inform our broader understanding of areas where we can make improvements we are using customer, colleague and other stakeholders surveys.

6  Code of conduct

We published our global Code of Conduct – ‘The Barclays Way’– in October 2013. It outlines our way of working across our business globally and will be refreshed annually. As of February 2014 more than 137,000 colleagues had attested to having read and understood the Code and colleagues will be required to re-attest annually.

7   Board experience

Our stated objective is that approximately 50% of Non-Executive Directors (NEDs) have financial services experience. Furthermore, we now require that 25-33% of that 50% have directly relevant banking experience and this has been a key factor for the appointment of new NEDs. Over the last year we have appointed Wendy Lucas Bull, Mike Ashley and Stephen Thieke, all of whom have significant directly relevant banking experience, from a variety of sources. For further detail see pages 83 to 85.

8  Non-Executive Directors

We updated the Charters of Expectations and NED appointment letters in October 2013 to reflect an additional time commitment of 25-30 days p.a. for Chairmen of Board Committees above the average 30-36 days p.a. commitment for all NEDs. In order to facilitate NED engagement with the business we have in place a programme to help NEDs build a detailed understanding of specialist topics as well as a NED Induction Programme, to allow new NEDs to meet business and functional heads. For further detail see the Corporate Governance section on page 24.

9  Board information

Revised Board paper guidelines were published in July 2013, and a revised executive summary template was introduced in late 2013. Together these require papers to be short, insightful and neutral, present essential themes and help inform a robust debate. To support this, Group functional teams have taken increased responsibility for providing balanced and timely oversight of papers that business units intend to present to the Board.

10  Cohesive executive team

We have established a Senior Leadership Group (top 150) to build confidence, unity and collective ownership of our change programme. To improve transparency of our most senior decision making, we tried new and different formats for the Group Executive Committee in 2013. For example, we opened up some sessions to include a broader group of Senior Leaders as observers and participants. The Board reviews the effectiveness of senior executives regularly on an informal basis and formally through the Board Effectiveness Review annually. For more information see page 35. Individual Group ExCo remuneration recommendations take into account the ExCo members’ effectiveness.

11  Group Chief Executive Succession

The Board Corporate Governance and Nominations Committee regularly reviews the Group CEO role profile and conducts an annual review of the Group CEO succession plan. This Committee has oversight for talent management and future leader succession planning. Several talent receptions were held in 2013, to increase the opportunity for meaningful interactions between NEDs and Senior Leaders. For further detail see the Corporate Governance section on page 52. All Group ExCo appointments in 2013 have considered both internal and external candidates and 12/41 (29%) of Senior Leader appointments were external.

12   Board coordination

We considered holding joint meetings of Board Committees to improve collaboration and coordination; however, we concluded the most efficient means of achieving this objective was cross participation. For example, Wendy Lucas Bull sits on both the Barclays Africa Group Limited Board and the Barclays Group Board. Excluding the Chairman, nine of our NEDs sit on more than one Board Committee, with four sitting on three or more Committees. Moreover, the Board Enterprise Wide Risk Committee (BEWRC) comprises the Chairmen of each of the other principal Board Committees, further enhancing coordination.

13  Board Committee for conduct, reputational and operational risk

The Board Conduct, Reputation and Operational Risk Committee (BCRORC) was established in January 2013 to oversee the governance of non-financial risk whilst the BEWRC takes a Group wide view of risks and controls, to bring together in one place the entire financial and non-financial risk profile of Barclays. For further detail on the mandate of both Committees see the Corporate Governance section on pages 50 to 53.

14   Board effectiveness

The methodology and results of our 2013 Board annual effectiveness review, facilitated by an independent third party are summarised on page 35. The activities being undertaken to address recommendations from prior years are presented on page 37 and progress against this year’s objectives will be outlined in the 2014 Annual Report.

15 Shareholder interaction

The Chairman’s Corporate Governance report on page 29 provides examples of how we have promoted open and effective communication with shareholders, including our shareholder communications guidelines which can be found on our website. We are committed to the constructive use of the AGM and proactively encourage shareholder participation, both through attendance and voting. The 2013 Annual Report incorporates new elements to help stakeholders navigate the regulatory and statutory disclosure requirements, whilst providing insight and context to the long term strategy and Purpose as defined by our Balanced Scorecard.

> 103

Barclays’ implementation of the Salz Review recommendations > continued

16  Strengthening Human Resources

The Group HR Director was appointed to the Group ExCo in 2009 and this remains an ExCo level role to contribute to strong and effective governance. Irene McDermott Brown was appointed as the Group HR Director in July 2013 following consultation with the Chairman, members of the Board Corporate Governance and Nominations Committee and Board Remuneration Committee. As a member of the Group ExCo and the leader of the HR function, Irene has championed a number of initiatives to embed our Purpose, Values and Behaviours and introduce a new performance management approach.

17  Employee engagement

We introduced a new policy in early 2014 outlining how we will help colleagues build their skillset and take ownership of their careers. For example, for new joiners we have developed a Global Induction Programme, ‘Being Barclays’ which combines face to face training supported by an online portal. We have also established leadership development programmes such as the Barclays Leadership Academy, further detail can be found on page 86. For top performers we will encourage mobility through secondments and placements and offer mentoring and NED exposure opportunities. Further, our global recognition plan to be rolled out in 2014 will allow us to recognise colleague contributions with a simple thank you or monthly awards.

18   Improving the performance management process

Our new performance management approach aligns to our Purpose, Values and Behaviours. It measures both ‘what’ a colleague delivers and also ‘how’ they achieve their objectives. This new approach reinforces the relationship between performance, pay and other key HR decisions. To support this guidance has been issued to managers on how to set objectives aligned to a Balanced Scorecard and deliver clear and honest feedback; this will be supplemented by further training in 2014. Performance audits will be undertaken in 2014 to ensure the effectiveness of performance management outcomes.

19   Recruiting and induction

Our recruitment process for Leaders now includes an assessment against Values; this will be rolled out to all colleagues. For a significant number of MD opportunities, we have supplemented the process with a Values assessment by an external partner specialising in business psychology. Our ‘Being Barclays’ induction programme is compulsory for new joiners, including MDs and Directors, and supports engagement with our Purpose, Values and Behaviours within the first 90 days of joining Barclays.

20   Developing Barclays’ future leaders

In 2013, we designed and implemented a global approach to talent identification and Group ExCo conducted a review of Senior Leaders across the organisation. During 2014, we will put in place mechanisms to improve transparency in identification of talent across all levels and opportunities for mobility and development to support our leadership and diversity initiatives. Promotion at all levels now includes assessment against the Values. For MD promotion, this is conducted by an external partner.

21  Pay principles

Our new Remuneration Policy on pages 76 to 86 reflects common pay principles across the bank and expressly links remuneration decisions to sustained performance, risk-alignment and our Purpose and Values. At a group and business level, the Remuneration Committee (RemCo) considers financial and non-financial measures including risk management and Balanced Scorecard outcomes in assessing performance. At an individual level, the performance-pay linkages have been further enhanced, incorporating the new performance approach which considers both ‘what’ and ‘how’ the colleague delivers. All colleagues are required to have risk and control objectives.

22   Retail incentives

We have removed retail sales incentives which may encourage behaviours that conflict with meeting customer needs in UK retail branches, with similar changes to be introduced in Africa. In 2014, all UK retail colleagues, across the customer network, working in the same customer-facing role will be rewarded with an equal share of the overall performance reward as measured through a Balanced Scorecard unless individual performance standards, based on appropriate behaviours, are not met.

23  Discretionary pay

When determining the discretionary incentive pool, financial and non-financial measures including risk management and Balanced Scorecard outcomes are key considerations for the Remuneration Committee in assessing performance. The Remuneration Review Panel has been established to focus on making recommendations to the RemCo on risk adjustment to incentive pools and individual malus outcomes. The Panel has also issued guidance to ensure consistency in getting risk based decisions right the first time. We made significant improvements in disclosure in the 2012 Remuneration report, and have adopted the same approach in the 2013 report.

24  Long-term awards

Our Long Term Incentive Plans (LTIPs) are now restricted to Group ExCo only and will be further limited to Executive Directors in 2014. The new LTIP is a Group-wide plan that is calibrated to financial performance adjusted for risk on a group wide basis. RemCo gives careful consideration to value at award to ensure that LTIPs are appropriately considered in the wider context of pay awards and disclosures. The annual Directors’ Remuneration Report on pages 87 to 97 sets out full details of the ‘value at award’, maximum potential face value and actual pay outs from LTIPs.

25   Control functions’ incentives

As of February 2013, control functions now have solid reporting lines into the Group CEO rather than business heads to avoid conflict of interest. Separate functional incentive pools are now in place, the size of each is influenced by performance against a function Balanced Scorecard. Individual performance objectives and reward are now aligned to the relevant function Balanced Scorecard and will be independent of the financial performance of businesses they support.

104 >

26 Control functions’ review of compensation

The Remuneration Review Panel has been introduced to ensure appropriate and meaningful control function input into compensation decisions. The Remuneration Review Panel is independent of the business and its membership includes the control functions. As part of its remit the Panel makes recommendations to RemCo on risk adjustments to the incentive pools, and individual malus and suspensions. Control function input includes information relating to behaviour and conduct issues. Managers have also received guidance on incorporating risk and control behaviours when determining reward recommendations.

27 Board’s role in compensation oversight

The Board has established a new Remuneration Policy (see pages 76 to 86) which sets out clear principles and is aligned to our Purpose, Values and Behaviours. The Remuneration Committee Terms of Reference require consideration and approval of remuneration arrangements for high earners and colleagues who influence the risk profile of the organisation. The RemCo formally reports to the Board after each meeting. It works closely with the Board Risk Committees and receives risk input from the Chief Risk Officer at each meeting, an annual ‘Risk Perspective on Performance’ assessment as well as input from the Remuneration Review Panel. The Remuneration Committee annually reviews the appointment of its independent advisor which must adhere to the UK Code of Conduct for executive remuneration consultants.

28 Risk culture and control framework

The Barclays ERMF published in December 2013 sets risk appetite principles; defines risk appetite accountabilities for the CEO and CRO; and defines the roles and responsibilities across the three lines of defence. Risk appetite statements were set and approved by the BEWRC in December 2013. Colleagues are now assessed against mandatory risk and control objectives, in particular, front office Investment Bank colleagues’ objectives specifically refer to unauthorised trading.

29 Conduct, reputational and operational risk

The Barclays ERMF, together with the defined risk appetite statements and upcoming Key Risk Control Frameworks factor conduct, reputational and operational risks into business decisions and governance. Further, the Strategic Risk Assessment piloted in 2013 provides a top down view of business unit strategy integrating strategic planning activity, appetite setting and the assessment and management of material risks.

30 Issue escalation

In 2013 we ran an awareness raising whistleblowing campaign, including creation of an independent, external whistleblowing hotline run by Public Concern at Work. The Behaviours we expect, in line with our Values, mandate a colleague responsibility to have courage to speak up when they believe something is wrong. Senior Leaders are working to address perceived issues around raising concerns; feedback from colleagues suggests more work is required in this area.

31 Learning from mistakes

A Group-wide methodology for learning from mistakes relating specifically to Operational Risk was launched in January 2013. Over 2014 we will look to improve this process and investigate the potential to build out this methodology across all risk types so as to be able to apply lessons learnt more broadly.

32 Control functions’ independence and influence

We announced a new functional operating model in January 2013 which promotes the independence and authority of our control functions. Compliance, Risk, Legal, Finance and HR now have solid reporting lines into the Group Function Head. Appointment of Head of Compliance is subject to consultation with the Chairman and Chairman of the BCRORC. We are also reinforcing the compliance culture throughout the bank, ‘Building an Effective Control Environment’ is a core capability that underpins our development approach across all levels.

33 Internal Audit

In July 2012 we introduced a revised audit methodology to improve efficiency and effectiveness. We will continue to review the audit schedule and methodology to ensure both are fit for purpose. We conduct regular internal and external skills assessment reviews to ensure our audit teams have the appropriate skills and experience aligned to each business, with particular deep dives into the Investment Bank team. In 2013 our Internal Audit Charter was reviewed and updated to reflect the requirement to provide assurance on the risk culture of the firm – we will continue to refresh the Charter annually.

34 Implementation

This section of the Annual Report provides a summary of our progress on implementation. This and all previous editions can be found on our website.

> 105

Risk review >

Insight into the level of risk across Barclays’ businesses and portfolios, the material risks and uncertainties faced and the key areas of management focus. To find out more about the major risk policies which underlie our risk exposures, consolidated policy-based qualitative information is available under Risk management.

106 >

Risk review > Contents

The management of risk plays a central role in the execution of Barclays’ strategy.

		Risk review	Risk management
Risk overview	¡ Risk factors	108-116
These pages provide a comprehensive overview of Barclays’ risk factors and approach to risk management.	¡ Barclays risk management strategy		347
	¡ Barclays risk culture		347-348
	¡ Risk governance and assigning responsibilities		348-353
	¡ Principal risks		353-354
	¡ Risk management in the setting of strategy		354-360
Credit risk	¡ Credit risk overview and risk factors	117	361
Credit risk is the risk of suffering financial loss should the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations.	¡ Analysis of maximum exposure and collateral and other credit enhancement held	117-119	367-369
	¡ Concentrations of credit risk	120-123	362
	¡ Balance sheet credit quality	124-125	373
	¡ Analysis of loans and advances and impairment	126-132	362-367
	¡ Retail credit risk	133-147	361-371
	¡ Wholesale credit risk	148-155	361-371
	¡ Exit Quadrant assets	156
	¡ Exposures to Eurozone countries	157-164
Market risk	¡ Market risk overview and risk factors	165	374
Market risk is the risk of the Group suffering financial loss due to the Group being unable to hedge its balance sheet at prevailing market levels.	¡ Traded market risk	166-169	376-381
	¡ Non-traded market risk	170-171	382
	¡ Foreign exchange risk	172
	¡ Analysis of pension risk	172-173	383
Funding risk – Capital Capital risk is the risk that the Group is unable to maintain appropriate capital ratios.	¡ Funding risk – Capital overview and risk factors	174	389
	¡ Capital composition	175
	¡ Movement in total regulatory capital	176
	¡ Risk Weighted Assets by risk type and business	177
	¡ Movement in Risk Weighted Assets	177
	¡ CRD IV as implemented by the Prudential Regulation Authority	178-179
	¡ Leverage ratio requirements	180-181
	¡ Economic capital	182
Funding risk – Liquidity Liquidity risk is the risk that the Group is unable to meet its obligations as they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows.	¡ Funding risk – Liquidity overview and risk factors	183
	¡ Liquidity stress testing	183-185	387
	¡ Liquidity pool	186
	¡ Funding structure	187-190
	¡ Encumbrance	190-193
	¡ Credit ratings	194
	¡ Liquidity management at Absa Group	195
	¡ Contractual maturity of financial assets and liabilities	195-199
Operational risk	¡ Operational risk overview and risk factors	200	384
Operational risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.	¡ Operational risk profile	200
	¡ Supervision and regulation	205-210

Reputation risk	¡ Reputation risk	201-202
Reputation risk is the risk of damage to Barclays’ brand arising from any association, action, or inaction which is perceived by stakeholders to be inappropriate or unethical.
Conduct risk	¡ Conduct risk	203-204
Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays and its employees because of inappropriate judgement in the execution of our business activities.

> 107

Risk review > Risk factors

The following information describes the material risks which the Group believes could cause its future results of operations, financial condition and prospects to differ materially from current expectations. Certain of the risks described below also have the potential to adversely impact the Group’s reputation and brand which could have a material adverse effect on the Group’s results of operations, financial condition and prospects, including the ability to meet dividend expectations, ability to maintain appropriate levels of capital and meet capital and leverage ratio expectations, or achieve stated targets and other expected benefits.

Additional risks relating to the Group that are not currently known, or that are currently deemed immaterial, may individually or cumulatively also have a material adverse effect on our business, operations, financial condition and/or prospects.

Business conditions and the general economy

Weak or deteriorating economic conditions or political instability in the Group’s main countries of operation could adversely affect the Group’s trading performance

The Group offers a broad range of services to retail and institutional customers, including governments, and it has significant activities in a large number of countries. Consequently, the operations, financial condition and prospects of the Group, its individual business units and/ or specific countries of operation could be materially adversely impacted by weak or deteriorating economic conditions or political instability in one or a number of countries in any of the Group’s main business areas (being the UK, the US, the Eurozone and South Africa) or any other globally significant economy through, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity and consequently a decline in revenues and/or higher costs; (ii) mark-to-market losses in trading portfolios resulting from changes in credit ratings, share prices and solvency of counterparties; and (iii) higher levels of impairment and default rates.

The global economy continues to face an environment characterised by low growth. However, governments and central banks in advanced economies have maintained highly accommodative policies that have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. During the next few years, a combination of forecasts of and actual recovery in private sector demand and of a reduced pace of fiscal austerity in Europe and the United States is likely to result in a return by central banks towards more conventional monetary policies. Decreasing monetary support by central banks could have a further adverse impact on volatility in the financial markets and on the performance of significant parts of the Group’s business, which could, in each case, have an adverse effect on the Group’s future results of operations, financial condition and prospects.

Credit risk

The financial condition of the Group’s customers, clients and counterparties, including governments and other financial institutions, could adversely affect the Group

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. The Group may also suffer loss when the value of the Group’s investment in the financial instruments of an entity falls as a result of that entity’s credit rating being downgraded. In addition, the Group may incur significant unrealised gains or losses due solely to changes in the Group’s credit spreads or those of third parties, as these changes may affect the fair value of the Group’s derivative instruments, debt securities that the Group holds or issues, or any loans held at fair value.

Deteriorating economic conditions

The Group may continue to be adversely affected by the uncertainty around the global economy and the economies of certain areas where Barclays has operations, as well as areas which may have an impact on the global economy. The Group’s performance is at risk from any deterioration in the economic environment which may result from a number of uncertainties, including most significantly the following factors:

i) Interest rate rises, including as a result of slowing of monetary stimulus, could impact on consumer debt affordability and corporate profitability

The possibility of a slowing of monetary stimulus by one or more governments has increased the uncertainty of the near term economic performance across our major markets as it may lead to significant movements in market rates. Higher interest rates could adversely impact the credit quality of the Group’s customers and counterparties, which, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets resulting in a requirement to increase the Group’s level of impairment allowance. Any increase in impairment resulting from, for example, higher charge-offs to recovery in the retail book and write-offs could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

ii) Decline in residential prices in the UK, Western Europe and South Africa

With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, Barclays has a large exposure to adverse developments in the UK property sector. Despite a downward correction of 20% in 2009, UK house prices (primarily in London) continue to be far higher than the longer term average and house prices have continued to rise at a faster rate than income. Reduced affordability as a result of, for example, higher interest rates or increased unemployment could lead to higher impairment in the near term, in particular in the UK interest only portfolio.

The Spanish and Portuguese economies, in particular their housing and property sectors, remain under significant stress with falling property prices having led to higher LTV ratios and contributing to higher impairment charges. If these trends continue or worsen and/or if these developments occur in other European countries such as Italy: the Group may incur significant impairment charges in the future, which may materially adversely affect the Group’s results of operations, financial condition and prospects.

The economy in South Africa remains challenging and the risk remains that any deterioration in the economic environment could adversely affect the Group’s performance in home loans.

For further information see pages 133 to 151

108 >

Risk review > Risk factors continued

iii) Political instability or economic uncertainty in markets in which Barclays operates

Political instability in less developed regions in which Barclays operates could weaken growth prospects that could lead to an adverse impact on customers’ ability to service debt. For example, economic and political uncertainty in South Africa continues to dampen down investment into the country with lending growth rates persisting, particularly in unsecured lending. Furthermore, debt serviceability may be adversely impacted by a further interest rate rise early in 2014 as a result of a downgrade to South Africa’s credit rating.

The referenda on Scottish independence in September 2014 and on UK membership of the European Union (expected before 2017) may affect the Group’s risk profile through introducing potentially significant new uncertainties and instability in financial markets, both ahead of the respective dates for these referenda and, depending on the outcomes, after the event.

There remain concerns in the market about credit risk (including that of sovereign states) and the Eurozone crisis. The large sovereign debts and/or fiscal deficits of a number of Eurozone countries and the sustainability of austerity programmes that such countries have introduced have raised concerns among market participants regarding the financial condition of these countries as well as financial institutions, insurers and other corporates that are located in, or have direct or indirect exposures to, such Eurozone countries.

For further information see pages 157 to 164

(iv) Exit of one or more countries from the Eurozone

The Group is exposed to an escalation of the Eurozone crisis whereby a sovereign defaults and exits the Eurozone, in the following ways:

¡	The direct risk arising from the sovereign default of an existing country in which the Group has significant operations and the adverse impact on the economy of that exiting country and the credit standing of the Group’s clients and counterparties in that country.

¡	The subsequent adverse impact on the economy of other Eurozone countries and the credit standing of the Group’s clients and counterparties in such other Eurozone countries.

¡	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt.

¡	Direct redenomination risk on the balance sheets of the Group’s local operations in countries in the Eurozone should the value of the assets and liabilities be affected differently as a result of one or more countries reverting to a locally denominated currency.

¡	The introduction of capital controls or new currencies by any such existing countries.

¡	Significant effects on existing contractual relations and the fulfilment of obligations by the Group and/or its customers.

If some or all of these conditions arise, persist or worsen, as the case may be, they may have a material adverse effect on the Group’s operations, financial condition and prospects. The current absence of a predetermined mechanism for a member state to exit the Euro means that it is not possible to predict the outcome of such an event or to accurately quantify the impact of such an event on the Group’s operations, financial condition and prospects.

Specific sectors and geographies

The Group is subject to risks arising from changes in credit quality and recovery of loans and advances due from borrowers and counterparties in a specific portfolio or geography or from a large individual name. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector, geography or in respect of specific large counterparties.

i) Exit Quadrant assets

The Investment Bank holds a large portfolio of Exit Quadrant assets, including commercial real estate and leveraged finance loans, which (i) remain illiquid; (ii) are valued based upon assumptions, judgements and estimates which may change over time; and (iii) which are subject to further deterioration and write downs.

For further information see page 156

ii) Corporate Banking assets held at fair value

Corporate Banking holds a portfolio of longer term loans to the Education, Social Housing and Local Authority (ESHLA) sectors which are marked on a fair value basis. The value of these loans is therefore subject to market movements and may give rise to losses.

iii) Large single name losses

In addition, the Group has large individual exposures to single name counterparties. The default of obligations by such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Market risk

The Group’s financial position may be adversely affected by changes in both the level and volatility of prices

Barclays is at risk from its earnings or capital being reduced due to: (i) changes in the level or volatility of positions in its trading books, primarily in the Investment Bank, including changes in interest rates, inflation rates, credit spreads, commodity prices, equity and bond prices and foreign exchange levels; (ii) the Group being unable to hedge its banking book balance sheet at prevailing market levels; and (iii) the risk of the Group’s defined benefit pensions obligations increasing or the value of the assets backing these defined benefit pensions obligations decreasing due to changes in either the level or volatility of prices. These market risks could lead to significantly lower revenues, which could have an adverse impact on the Group’s results of operations, financial condition and prospects.

Specific examples of scenarios where market risk could lead to significantly lower revenues and adversely affect the Group’s operating results include:

i) Reduced client activity and decreased market liquidity

The Investment Bank’s business model is focused on client intermediation. A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade, closing out a hedge, or exiting a position arising from that trade. Longer holding periods in times of higher volatility could lead to revenue volatility caused by price changes. Such conditions could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

For further information see pages 165 to 173

> 109

ii) Uncertain interest rate environment

Interest rate volatility can impact the Group’s net interest margin, which is the interest rate spread earned between lending and borrowing costs. The potential for future volatility and margin changes remains, and it is difficult to predict with any accuracy changes in absolute interest rate levels, yield curves and spreads. Rate changes, to the extent they are not neutralised by hedging programmes, may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

For further information see pages 165 to 173

iii) Pension fund risk

Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit. Inflation is a key risk to the pension fund and Barclays defined benefit pension net position has been adversely affected, and could be adversely affected again, by any increase in long term inflation assumptions. A decrease in the discount rate, which is derived from yields of corporate bonds with AA ratings and consequently includes exposure both to risk-free yields and credit spreads, may also impact pension valuations and may therefore have a material adverse effect on the Group’s results of operations, financial condition and prospects.

For further information see pages 172 and 173

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital, liquidity and leverage ratios

Funding risk is the risk that the Group may not be able to achieve its business plans due to: being unable to maintain appropriate capital ratios (Capital risk); being unable to meet its obligations as they fall due (Liquidity risk); adverse changes in interest rate curves impacting structural hedges of non-interest bearing assets/liabilities or foreign exchange rates on capital ratios (Structural risk).

i) Maintaining capital strength in increasingly challenging environment

Should the Group be unable to maintain or achieve appropriate capital ratios this could lead to: an inability to support business activity; a failure to meet regulatory requirements; changes to credit ratings, which could also result in increased costs or reduced capacity to raise funding; and/or the need to take additional measures to strengthen the Group’s capital or leverage position. Basel III and CRD IV have increased the amount and quality of capital that Barclays is required to hold. CRD IV requirements adopted in the United Kingdom may change, whether as a result of further changes to CRD IV agreed by EU legislators, binding regulatory technical standards being developed by the European Banking Authority or changes to the way in which the PRA interprets and applies these requirements to UK banks (including as regards individual model approvals granted under CRD II and III). Such changes, either individually and/or in aggregate, may lead to further unexpected enhanced requirements in relation to the Group’s CRD IV capital.

Additional capital requirements will also arise from other proposals, including the recommendations of the UK Independent Commission on Banking, the Liikanen Review and section 165 of the Dodd-Frank Act. It is not currently possible to predict with accuracy the detail of secondary legislation or regulatory rulemaking expected under any of these proposals, and therefore the likely consequences to the Group. However, it is likely that these changes in law and regulation would require changes to the legal entity structure of the Group and how its businesses are capitalised and funded and/or are able to continue to operate and as such could have an adverse impact on the operations, financial condition and prospects of the Group. Any such increased capital requirements or changes to what is defined to constitute capital may also constrain the Group’s planned activities, lead to forced asset sales and/or balance sheet reductions and could increase costs, impact on the Group’s earnings and restrict Barclays’ ability to pay dividends. Moreover, during periods of market dislocation, or when there is significant competition for the type of funding that the Group needs, increasing the Group’s capital resources in order to meet targets may prove more difficult and/or costly.

ii) Changes in funding availability and costs

Should the Group fail to manage its liquidity and funding risk sufficiently, this may result in: an inability to support normal business activity; and/or a failure to meet liquidity regulatory requirements; and/ or changes to credit ratings. Any material adverse change in market liquidity (such as that experienced in 2008), or the availability and cost of customer deposits and/or wholesale funding, in each case whether due to factors specific to Barclays (such as due to a downgrade in Barclays’ credit rating) or to the market generally, could adversely impact the Group’s ability to maintain the levels of liquidity required to meet regulatory requirements and sustain normal business activity. In addition, there is a risk that the Group could face sudden, unexpected and large net cash outflows, for example from customer deposit withdrawals, or unanticipated levels of loan drawdowns under committed facilities, which could result in (i) forced reductions in Barclays’ balance sheet; (ii) Barclays being unable to fulfil its lending obligations; and (iii) a failure to meet the Group’s liquidity regulatory requirements. During periods of market dislocation, the Group’s ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and increased costs of raising funding could all adversely impact the results of operations, financial condition and prospects of the Group.

iii) Changes in foreign exchange and interest rates

The Group has capital resources and risk weighted assets denominated in foreign currencies; changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements. The Group also has exposure to non-traded interest rate risk, arising from the provision of retail and wholesale (non-traded) banking products and services. This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with base rate changes. Failure to appropriately manage the Group’s balance sheet to take account of these risks could result in: (i) in the case of foreign exchange risk, an adverse impact on regulatory capital ratios; and (ii) in the case of non-traded interest rate risk, an adverse impact on income. Structural risk is difficult to predict with any accuracy and may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

110 >

Risk review > Risk factors continued

Operational risk

The operational risk profile of the Group may change as a result of human factors, inadequate or failed internal processes and systems, and external events

Barclays is exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), the risk of breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of Barclays’ business) and systems failure or non-availability. Barclays is also subject to the risk of disruption of its business arising from events that are wholly or partially beyond its control (for example natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses or reductions in service to customers and/or economic loss to Barclays. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group’s processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks. All of these risks are also applicable where Barclays relies on outside suppliers or vendors to provide services to it and its customers.

i) Infrastructure and technology resilience

The Group’s technological infrastructure is critical to the operation of the Group’s businesses and delivery of products and services to customers and clients. Any disruption in a customer’s access to their account information or delays in making payments will have a significant impact on the Group’s reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers. Technological efficiency and automation is also important to the control environment and improvement is an area of focus for Barclays (for example, via updating of legacy systems, and introducing additional security, access management and segregation of duty controls).

ii) Ability to hire and retain appropriately qualified employees

The Group is largely dependent on highly skilled and qualified individuals. Therefore, the Group’s continued ability to manage and grow its business, to compete effectively and to respond to an increasingly complex regulatory environment is dependent on attracting new talented and diverse employees and retaining appropriately qualified employees. In particular, as a result of the work repositioning compensation while ensuring Barclays remains competitive and as the global economic recovery continues, there is a risk that some employees may decide to leave Barclays. This may be particularly evident amongst those employees due to be impacted by the introduction of role based pay and bonus caps in response to new legislation and employees with skill sets that are currently in high demand.

Failure by Barclays to prevent the departure of appropriately qualified employees, to retain qualified staff who are dedicated to oversee and manage current and future regulatory standards and expectations, or to quickly and effectively replace such employees, could negatively impact the Group’s results of operations, financial condition, prospects and level of employee engagement.

iii) Cyber-security

The threat to the security of the Group’s information held on customers from cyber-attacks is pertinent and continues to grow at pace. Activists, rogue states and cyber criminals are among those targeting computer systems. Risks to technology and cyber-security change rapidly and require continued focus and investment. Given the increasing sophistication and scope of potential cyber-attack, it is possible that future attacks may lead to significant breaches of security. Failure to adequately manage cyber-security risk and continually review and update current processes in response to new threats could adversely affect the Group’s reputation, operations, financial condition and prospects.

iv) Critical accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortised cost assets, impairment and valuation of available-for-sale investments, calculation of income and deferred tax, fair value of financial instruments, valuation of goodwill and intangible assets, valuation of provisions and accounting for pensions and post-retirement benefits. There is a risk that if the judgement exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for, which could have an adverse impact on the Group’s operations, financial results and condition.

In accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets, where provisions have already been taken in published financial statements or results announcements for on-going legal or regulatory matters, including in relation payment protection insurance (PPI), interest rate hedging products, and litigation relating to Devonshire Trust, these have been recognised as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases to the required provisions (as has, for example, been the case in relation to the provisions that the Group has made in relation to PPI redress payments), or actual losses that exceed the provisions taken.

In addition, provisions have not been taken where no obligation (as defined in IAS 37) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. Such losses would have an adverse impact on the Group’s operations, financial results and condition and prospects.

Observable market prices are not available for many of the financial assets and liabilities that the Group holds at fair value and a variety of techniques to estimate the fair value are used. Should the valuation of such financial assets or liabilities become observable, for example as a result of sales or trading in comparable assets or liabilities by third parties, this could result in a materially different valuation to the current carrying value in the Group’s financial statements.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. For example, the introduction of IFRS 9 Financial Instruments is likely to have a material impact on the measurement and impairment of financial instruments held.

v) Risks arising from legal, competition and regulatory matters

The Group operates in highly regulated industries, and the Group’s businesses and results may be significantly affected by the laws and regulations applicable to it and by proceedings involving the Group

As a global financial services firm, the Group is subject to extensive and comprehensive regulation under the laws of the various jurisdictions in which it does business. These laws and regulations significantly affect the way that the Group does business, can restrict the scope of its existing businesses and limit its ability to expand its product offerings or to pursue acquisitions, or can result in an increase in operating costs for the business and/or make its products and services more expensive for clients and customers. There has also been an increased focus on regulation and procedures for the protection of customers and clients of financial services firms. This has resulted, moreover, in increased willingness on the part of regulators to investigate past practices, vigorously pursue alleged violations and impose heavy penalties on financial services firms.

> 111

The Group is exposed to many forms of risk relating to legal, competition and regulatory proceedings, including that: (i) business may not be, or may not have been, conducted in accordance with applicable laws and regulations in the relevant jurisdictions around the world and financial and other penalties may result; (ii) contractual obligations may either not be enforceable as intended or may be enforced in a way adverse to the Group; (iii) intellectual property may not be protected as intended and the Group may use intellectual property which infringes, or is alleged to infringe, the rights of third parties; and (iv) liability may be incurred to third parties harmed by the conduct of the Group’s business.

Risks arising from material legal, competition and regulatory matters

The Group, in common with other global financial services firms, has in recent years faced a risk of increased levels of legal proceedings in jurisdictions in which it does business. This is particularly true in the US where the Group is facing and may in the future face legal proceedings relating to its business activities, including in the form of class actions.

The Group also faces existing regulatory and other investigations in various jurisdictions as well as the risk of potential future regulatory and other investigations or proceedings and/or further private actions and/or class actions being brought by third parties.

Material legal, competition and regulatory matters to which the Group is currently exposed are detailed in Note 30 to the financial statements and include:

¡	Lehman Brothers civil action;

¡	Civil actions in respect of certain series of preference shares issued in the form of American Depositary Shares;

¡	Mortgage related activity and litigation;

¡	Devonshire Trust civil action;

¡	London Interbank Offered Rates (LIBOR) and other benchmarks civil actions; civil actions in respect of foreign exchange trading; and investigations into LIBOR, ISDAfix and other benchmarks and foreign exchange rates;

¡	Federal Energy Regulatory Commission – matters relating to the Group’s power trading in the western US;

¡	BDC Finance LLC civil action;

¡	Interchange investigations;

¡	Interest rate hedging products redress;

¡	Credit default swap antitrust investigations;

¡	Swiss/US tax programme; and

¡	Investigations into certain agreements, including two advisory services agreements entered into by BBPLC and Qatar Holding LLC in 2008.

The outcome of each of these legal, competition and regulatory matters (and any future matters) is difficult to predict. However, it is likely that the Group will incur significant expense in connection with some or all of these matters, regardless of the ultimate outcome, and one or more of them could expose the Group to any of the following: substantial monetary damages and/or fines; other penalties and injunctive relief; additional civil or private litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group’s business; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets; and/or a negative effect on the Group’s reputation.

Potential financial and reputational impacts of other legal, competition and regulatory matters or other proceedings

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, employment, environmental and other statutory and common law issues. The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged.

In addition to the specific matters set out above, there may be other legal, competition and regulatory matters currently not known to the Group or in respect of which it is currently not possible to ascertain whether there could be a material adverse effect on the Group’s position. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period. Non-compliance by the Group with applicable laws, regulations and codes of conduct relevant to its businesses in all jurisdictions in which it operates, whether due to inadequate controls or otherwise, could expose the Group, now or in the future, to any of the consequences set out above as well as withdrawal of authorisations to operate particular businesses.

Non-compliance may also lead to costs relating to investigations and remediation of affected customers. The latter may, in some circumstances, exceed the direct costs of regulatory enforcement actions. In addition, reputational damage may lead to a reduction in franchise value.

There is also a risk that the outcome of any legal, competition or regulatory matters, investigations or proceedings to which the Group is subject and/or a party could (whether current or future, specified in this risk factor or not) may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. An adverse decision in any one matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

Any of these risks, should they materialise, could have an adverse impact on the Group’s operations, financial results and condition and prospects.

vi) Regulatory risk

Regulatory risks: the financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group’s business, financial performance capital and risk management strategies

Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry which are currently subject to significant changes. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, changes to Group structure and/or strategy, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate. Non-compliance may also lead to costs relating to investigations and remediation of affected customers. The latter may exceed the direct costs of regulatory enforcement actions. In addition, reputational damage may lead to a reduction in franchise value.

112 >

Risk review > Risk factors continued

Regulatory change

The Group, in common with much of the financial services industry, continues to be subject to significant levels of regulatory change and increasing scrutiny in many of the countries in which it operates (including, in particular, the UK and the US and in light of its significant investment banking operations). This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including with regard to: (i) capital, liquidity and leverage requirements (for example arising from Basel III and CRDIV): (ii) structural reform and recovery and resolution planning; and (iii) market infrastructure reforms such as the clearing of over-the-counter derivatives. As a result, regulatory risk will continue to be a focus of senior management attention and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix or to exit certain business activities altogether or to determine not to expand in areas despite their otherwise attractive potential.

For further information see Regulatory Developments in the section on Supervision and Regulation.

Implementation of Basel III/CRD IV and additional PRA supervisory expectations

CRD IV introduces significant changes in the prudential regulatory regime applicable to banks including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. CRD IV entered into force in the UK and other EU member states on 1 January 2014. CRD IV permits a transitional period for certain of the enhanced capital requirements and certain other measures, such as the CRD IV leverage ratio, which are not expected to be finally implemented until 2018. Notwithstanding this, the PRA’s supervisory expectation is for Barclays to meet certain capital and leverage ratio targets within certain prescribed timeframes. Barclays met the PRA’s expectation to have an adjusted fully loaded CET 1 ratio of 7% by 31 December 2013 and will be expected to meet a PRA Leverage Ratio of 3% by 30 June 2014.

There is a risk that CRD IV requirements adopted in the UK may change, whether as a result of further changes to global standards, EU legislation, including the CRDIV text and/or via binding regulatory technical standards being developed by the European Banking Authority or changes to the way in which the PRA interprets and applies these requirements to UK banks, including as regards individual models approvals granted under CRD II and III. For example, further guidelines published by the Basel Committee in January 2014 regarding the calculation of the leverage ratio are expected to be incorporated into EU and UK law during 2014.

In addition the Financial Policy Committee of the Bank of England has legal powers, where this is required to protect financial stability, to make recommendations about the application of prudential requirements, and has, or may be given, other powers including powers to direct the PRA and FCA to adjust capital requirements through sectoral capital requirements (SCR). Directions would apply to all UK banks and building societies, rather than to the Group specifically.

Such changes, either individually or in aggregate, may lead to unexpected enhanced requirements in relation to the Group’s capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. This may result in a need for further management actions to meet the changed requirements, such as: increasing capital, reducing leverage and risk weighted assets, modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group) and changing Barclays’ business mix or exiting other businesses and/or undertaking other actions to strengthen Barclays position.

Structural reform

A number of jurisdictions have enacted or are considering legislation and rule making that could have a significant impact on the structure, business risk and management of the Group and of the financial services industry more generally. Key developments that are relevant to Barclays include:

¡	The UK Financial Services (Banking Reform) Act 2013, gives UK authorities the power to implement key recommendations of the Independent Commission on Banking, including: (i) the separation of the UK and EEA retail banking activities of the largest UK banks into a legally, operationally and economically separate and independent entity (so called ‘ring fencing’); (ii) statutory depositor preference in insolvency; (iii) a reserve power for the PRA to enforce full separation of the retail operations of UK banks to which the reforms apply under certain circumstances; and (iv) a ‘bail-in’ stabilisation option as part of the powers of the UK resolution authority;

¡	The European Commission proposals of January 2014 for a directive to implement recommendations of the EU High Level Expert Group Review (the Liikanen Review). The directive would apply to EU globally significant financial institutions and envisages, among other things: (i) a ban on engaging in proprietary trading in financial instruments and commodities; (ii) giving supervisors the power and, in certain instances, the obligation to require the transfer of other trading activities deemed to be ‘high risk’ to separate legal trading entities within a banking group; and (iii) rules governing the economic, legal, governance and operational links between the separated trading entity and the rest of the banking group;

¡	On 18 February 2014, the US Board of Governors of the Federal Reserve System (FRB) issued final rules implementing various enhanced prudential standards under Section 165 of the DFA applicable to certain foreign banking organisations and their US operations, including Barclays. Because its total US and non-US assets exceed $50bn, Barclays would be subject to the most stringent requirements of the final rules, including the requirement to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries, including Barclays Capital Inc. the Group’s US broker-dealer subsidiary. The IHC would generally be subject to supervision and regulation, including as to regulatory capital and stress testing, by the FRB as if it were a US bank holding company of comparable size. In particular, under the final rules, the consolidated IHC would be subject to a number of additional supervisory and prudential requirements, including: (i) subject to certain limited exceptions, FRB regulatory capital requirements and leverage limits that are the same as those applicable to US banking organisations of comparable size; (ii) mandatory company-run and supervisory stress testing of capital levels and submission of a capital plan to the FRB; (iii) supervisory approval of and limitations on capital distributions by the IHC to Barclays Bank PLC; (iv) additional substantive liquidity requirements (including monthly internal liquidity stress tests and maintenance of specified liquidity buffers) and other liquidity risk management requirements; and (v) overall risk management requirements, including a US risk committee and a US chief risk officer. The effective date of the final rule is 1 June 2014, although compliance with most of its requirements will be phased-in between 2015 and 2018. Barclays will not be required to form its IHC until 1 July 2016. The IHC will be subject to the US generally applicable minimum leverage capital requirement (which is different than the Basel III international leverage ratio, including to the extent that the generally applicable US leverage ratio does not include off-balance sheet exposures) starting 1 January 2018. In light of the recent release of the final rules, Barclays continues to evaluate their implications for Barclays. Nevertheless, the Group currently believes that, in the aggregate, the final rules (and, in particular, the leverage requirements in the final rules that will ultimately become applicable to the IHC) are likely to increase the operational costs and capital requirements and/or require changes to the business mix of Barclays’ US operations, which ultimately may have an adverse effect on the Group’s overall result of operations;

> 113

¡	In the US, in December 2013, the relevant US regulatory agencies, finalised the rules implementing the requirements of Section 619 of the Dodd-Frank Act – the so-called ‘Volcker Rule’. The Volcker Rule, once fully effective, will prohibit banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates from undertaking certain ‘proprietary trading’ activities and will limit the sponsorship of, and investment in, private equity funds and hedge funds, in each case broadly defined, by such entities. These restrictions are subject to certain important exceptions and exemptions, as well as exemptions applicable to transactions and investments occurring ‘solely outside of the United States’. The rules will also require the Group to develop an extensive compliance and monitoring programme (both inside and outside of the United States), subject to various executive officer attestation requirements, addressing proprietary trading and covered fund activities, and Barclays therefore expects compliance costs to increase. The final rules are highly complex and differ in certain significant respects from the rules as proposed in October 2011. As such, their full impact will not be known with certainty until market practices and structures develop under them. Subject entities are generally required to be in compliance by July 2015 (with certain provisions subject to possible extensions); and

¡	The European Commission’s proposal for a directive providing for a new framework for the recovery and resolution of credit institutions and investment firms (the Recovery and Resolution Directive or RRD), which is expected to be finalised in 2014.

These laws and regulations and the way in which they are interpreted and implemented by regulators may have a number of significant consequences, including changes to the legal entity structure of the Group, changes to how and where capital and funding is raised and deployed within the Group, increased requirements for loss-absorbing capacity within the Group and/or at the level of certain legal entities or sub-groups within the Group and potential modifications to the business mix and model (including potential exit of certain business activities). These and other regulatory changes and the resulting actions taken to address such regulatory changes, may have an adverse impact on the Group’s profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends and/or financial condition. It is not yet possible to predict the detail of such legislation or regulatory rulemaking or the ultimate consequences to the Group which could be material.

Recovery and resolution planning

There continues to be a strong regulatory focus on resolvability from international and UK regulators. The Group continues to work with all relevant authorities on recovery and resolution plans (RRP) and the detailed practicalities of the resolution process. This includes the provision of information that would be required in the event of a resolution, in order to enhance the Group’s resolvability. The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has continued to work with the relevant authorities to identify and address any impediments to resolvability. The second US resolution plan was submitted in October 2013 and Barclays anticipates annual submissions hereafter.

The EU has agreed the text of the RRD and expects to finalise the legislation in 2014. The RRD establishes a framework for the recovery and resolution of credit institutions and investment firms. The aim of this regime is to provide authorities with the tools to intervene sufficiently early and quickly in a failing institution so as to ensure the continuity of the institution or firm’s critical financial and economic functions while minimising the impact of its failure on the financial system. The regime is also intended to ensure that shareholders bear losses first and that certain creditors bear losses after shareholders, provided that no creditor should incur greater losses than it would have incurred if the institution had been wound up under normal insolvency proceedings. The Directive provides resolution authorities with powers to require credit institutions to make significant changes in order to enhance recovery or resolvability. These include, amongst others, the powers to require the group to: make changes to its legal or operational structures (including demanding that the Group be restructured into units which are more readily resolvable); limit or cease specific existing or proposed activities; hold a specified minimum amount of liabilities subject to write down or conversion powers under the so-called ‘bail-in’ tool. The proposal is to be implemented in all European Member States by 1 January 2015, with the exception of the bail-in powers which must be implemented by 1 January 2016.

In the UK, recovery and resolution planning is now considered part of continuing supervision. Removal of barriers to resolution will be considered as part of the PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. The UK will also need to consider how it will transpose the RRD into UK law.

Whilst Barclays believes that it is making good progress in reducing impediments to resolution, should the relevant authorities ultimately decide that the Group or any significant subsidiary is not resolvable, the impact of such structural changes (whether in connection with RRP or other structural reform initiatives) could impact capital, liquidity and leverage ratios, as well as the overall profitability of the Group, for example via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Regulatory action in the event of a bank failure

The UK Banking Act 2009, as amended (the Banking Act) provides for a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers to make share transfer orders and property transfer orders. Following the Financial Services (Banking Reform) Act 2013 the authorities also have at their disposal a statutory bail-in power. This bail-in power is available to the UK resolution authority to enable it to recapitalize a failed institution by allocating losses to its shareholders and unsecured creditors. The bail-in power enables the UK resolution authority to cancel liabilities or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution and the power to convert liabilities into another form (e.g. shares).

The draft RRD includes provisions similar to the Banking Act for the introduction of statutory bail-in powers, including the power to (i) cancel existing shares and/or dilute existing shareholders by converting relevant capital instruments or eligible liabilities into shares of the surviving entity and (ii) cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities (including certain debt securities) of a failing financial institution and/or to convert certain debt claims into another security, including ordinary shares of the surviving Group entity, if any. The Banking Act bail-in power is not expected to require significant amendments following finalisations of the RRD, but this cannot be guaranteed. Accordingly, if the Group were to be at or approaching the point of non-viability such as to require regulatory intervention, any exercise of any resolution regime powers by the relevant UK resolution authority may result in shareholders losing all or a part of their shareholdings and/or in the rights of shareholders being adversely affected, including by the dilution of their percentage ownership of the Barclays’ share capital, and may result in creditors, including debt holders, losing all or a part of their investment in the Group’s securities that could be subject to such powers.

In addition to bail-in power, the powers currently proposed to be granted to the relevant UK resolution authority under the Banking Act and draft RRD include the power to: (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (ii) transfer all or part of the business of the relevant financial institution to a ‘bridge bank’ (a publicly controlled entity); and (iii) transfer the impaired or problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time.

114 >

Risk review > Risk factors continued

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the Group or any entity within the Group could result in a material adverse effect on the rights or interests of shareholders and creditors including holders of debt securities and/or could have a material adverse effect on the market price of Barclays shares and other securities.

Market infrastructure reforms

The European Market Infrastructure Regulation (EMIR) introduces requirements to improve transparency and reduce the risks associated with the derivatives market. Certain of these requirements came into force in 2013 and others will enter into force in 2014. EMIR requires entities that enter into any form of derivative contract to: report every derivative contract entered into to a trade repository; implement new risk management standards for all bi-lateral over-the-counter derivative trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, over-the-counter derivative trades. Lower capital requirements for cleared trades are only available if the central counterparty is recognised as a ‘qualifying central counterparty’, which has been authorised or recognised under EMIR (in accordance with related binding technical standards). Further significant market infrastructure reforms will be introduced by amendments to the EU Markets in Financial Instruments Directive that are being finalised by the EU legislative institutions and are expected to be implemented in 2016.

In the US, the Dodd-Frank Act also mandates that many types of derivatives now traded in the over-the- counter markets must be traded on an exchange or swap execution facility and must be centrally cleared through a regulated clearing house. In addition, participants in these markets are now made subject to CFTC and SEC regulation and oversight. Entities required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the SEC as ‘security-based swap dealers’ or ‘major security- based swap dealers’ are or will be subject to business conduct, capital, margin, record keeping and reporting requirements. Barclays Bank PLC has registered with the CFTC as a swap dealer.

It is possible that other additional regulations, and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets.

The new regulation of the derivative markets could adversely affect the business of Barclays Bank PLC and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities, which could in turn reduce the demand for swap dealer and similar services of Barclays Bank PLC and its subsidiaries. In addition, as a result of these increased costs, the new regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

vii) Losses due to additional tax charges

The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at the EU level, and is impacted by a number of double taxation agreements between countries.

There is risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage due to: failure to comply with, or correctly assess the application of, relevant tax law; failure to deal with tax authorities in a timely, transparent and effective manner (including in relation to historical transactions which might have been perceived as aggressive in tax terms); incorrect calculation of tax estimates for reported and forecast tax numbers; or provision of incorrect tax advice. Such charges, or conducting any challenge to a relevant tax authority, could lead to adverse publicity, reputational damage and potentially to costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group’s operations, financial conditions and prospects.

In addition, any changes to the tax regimes applicable to the Group could have a material adverse effect on it. For example, depending on the terms of the final form of legislation as implemented, the introduction of the proposed EU Financial Transaction Tax could adversely affect certain of the Group’s businesses and have a material adverse effect on the Group’s operations, financial conditions and prospects.

viii) Implementation of the Transform programme and other strategic plans

The ‘Transform programme’ represents the current strategy of the Group, both for improved financial performance and cultural change, and the Group expects to incur significant restructuring charges and costs associated with implementing this strategic plan. The successful development and implementation of such strategic plans requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the world, and is subject to significant execution risks. For example, the Group’s ability to implement successfully the Transform programme and other such strategic plans may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in the Group’s management or operational capacity or significant and unexpected regulatory change in countries in which the Group operates. Moreover, progress on the various components of Transform (including reduction in costs relative to net operating income) is unlikely to be uniform or linear, and certain targets may be achieved slower than others, if at all.

Failure to implement successfully the Transform programme could have a material adverse effect on the Group’s ability to achieve the stated targets, estimates (including with respect to future capital and leverage ratios and dividends payout ratios) and other expected benefits of the Transform programme and there is also a risk that the costs associated with implementing the scheme may be higher than the financial benefits expected to be achieved through the programme. In addition, the goals of embedding a culture and set of values across the Group and achieving lasting and meaningful change to the Group’s culture may not succeed, which could negatively impact the Group’s operations, financial condition and prospects.

Conduct risk

Conduct risk: detriment is caused to our customers, clients, counterparties or Barclays and its employees because of inappropriate judgement in the execution of our business activities

Ineffective management of conduct risk may lead to poor outcomes for our customers, clients and counterparties or damage to market integrity. It may also lead to detriment to Barclays and its employees. Such outcomes are inconsistent with Barclays’ purpose and values and may negatively impact the Group’s results of operations, financial condition and prospects. They may lead to negative publicity, loss of revenue, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting and retaining talent. This could reduce – directly or indirectly – the attractiveness of the Group to stakeholders, including customers.

There are a number of areas where Barclays’ conduct has not met the expectations of regulators and other stakeholders and where the Group has sustained financial and reputational damage in 2013, and where the consequences are likely to endure into 2014 and beyond. These include participation in London interbank offered rates (LIBOR) and interest rate hedging products, and Payment Protection Insurance (PPI). Provisions totalling £650m have been raised in respect of interest rate hedging products in 2013, bringing cumulative provisions to £1.5bn. Provisions of £1.35bn have been raised against PPI in 2013, bringing cumulative provisions to £3.95bn. To the extent that future experience is not in line with management’s current estimates, additional provisions may be required and further reputational damage may be incurred.

> 115

Furthermore, the Group is from time to time subject to regulatory investigations which carry the risk of a finding that Barclays has been involved in some form of wrongdoing. It is not possible to foresee the outcome or impact of such findings other than fines or other forms of regulatory censure would be possible. There is a risk that there may be other conduct issues, including in business already written, of which Barclays is not presently aware.

Further details on PPI and interest rate hedging products, including a description of management judgements and estimates and sensitivity analysis on those estimates where available are provided in Note 28 (Provisions) to the financial statements. Further details on current regulatory investigations are provided in Note 30 (Legal, competition and regulatory matters).

Anti-money laundering, anti-bribery, sanctions and other compliance risks

A major focus of government policy relating to financial institutions in recent years (including, in particular, the UK and the US) has been combating money laundering, bribery and terrorist financing and enforcing compliance with economic sanctions. In particular, regulations applicable to the US operations of Barclays Bank and its subsidiaries impose obligations to maintain appropriate policies, procedures and internal controls to detect, prevent and report money laundering and terrorist financing. In addition, such regulations in the US require Barclays Bank and its subsidiaries to ensure compliance with US economic sanctions against designated foreign countries, organisations, entities and nationals among others.

The risk of non-compliance for large global banking groups, such as Barclays, is high given the nature, scale and complexity of the organisation and the challenges inherent in implementing robust controls. The Group also operates in some newer markets, such as Africa, Asia and the Middle East, where the risks of non-compliance are higher than in more established markets. Failure by Barclays to maintain and implement adequate programs to combat money laundering, bribery and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the organisation, including exposure to fines, criminal and civil penalties and other damages, as well as adverse impacts on the Group’s ability to do business in certain jurisdictions.

Failure to comply fully with the Consumer Credit Act (CCA3)

As an example of non-compliance leading to costs of remediation, UK RBB has identified certain issues with the information contained in historic statements and arrears notices relating to consumer loan accounts and has therefore implemented a plan to return interest incorrectly charged to customers. Barclays is also undertaking a review of all its businesses where similar issues could arise, including Business Banking, Barclaycard, Wealth and Investment Management and Corporate Bank, to assess any similar or related issues. There is currently no certainty as to the outcome of this review. The findings of such review could have an adverse impact on the Group’s operations, financial results and prospects.

Reputation risk

Reputation risk: Damage to Barclays’ brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical

Reputation risk is the risk of damage to the Barclays brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical and not in keeping with the bank’s stated purpose and values (for example, the industry wide investigation into the setting of LIBOR and other benchmarks and the mis-selling of PPI to customers). Reputation risk may also arise from past, present or potential failures in corporate governance or management (for example, if Barclays were to provide funding or services to clients without fully implementing anti-money laundering, anti-bribery and corruption or similar precautions). In addition, reputation risk may arise from the actual or perceived manner in which Barclays conducts its business activities or in which business activities are conducted in the banking and financial industry generally.

Failure to appropriately manage reputation risk may reduce – directly or indirectly – the attractiveness of the Group to stakeholders, including customers and clients, and may lead to negative publicity, loss of revenue, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting and retaining talent. Sustained damage arising from conduct and reputation risks could have a materially negative impact on the Group’s ability to operate fully and the value of the Group’s franchise, which in turn could negatively affect the Group’s operations, financial condition and prospects.

116 >

Risk review > Credit risk

Credit risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

All disclosures in this section (pages 117 to 164) are unaudited unless otherwise stated.

Introduction

Credit risk represents a significant risk to the Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.

As a result, this section provides substantial information on the Group’s exposure to loans and advances to customer and banks, together with collateral held and net impairment charges raised in the year. In addition it provides information on balances that are categorised as Credit Risk Loans, balances in forbearance, as well as exposure to and performance metrics for specific portfolios and assets types, including, for example, residential home loans, interest-only home loans, cards and other unsecured lending UK commercial retail estate and exposure in Corporate Spain.

More details of the topics covered in the section may be found in the credit risk section of the contents on page 107. Please see risk management section on pages 361 to 373 for details of governance, policies and procedures.

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

Of the remaining exposure left unmitigated, a significant portion relates to cash held at central banks, available for sale and trading portfolio debt securities issued by governments, cash collateral and settlement balances, all of which are considered lower risk. The credit quality of counterparties to derivative, available for sale, trading portfolio and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented on pages 124 and 125.

Further detail on the Group’s credit enhancement policies are presented on pages 367 to 369

Overview

As at 31 December 2013, the Group’s net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer reduced 8% to £709.8bn, reflecting a reduction in maximum exposure of 11% and a reduction in the level of mitigation held by 14%. Overall, the extent to which the Group holds mitigation on its assets was stable at 54% (2012: 55%).

Where collateral has been obtained in the event of default, Barclays does not, as a rule, use such assets for its own operations and they are held for sale. The carrying value of assets held by the Group as at 31 December 2013 as a result of the enforcement of collateral was £234m (2012: £298ma).

Note

a	2012 amounts have been revised to more accurately reflect the population of assets held as a result of collateral enforcement.

> 117

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum exposure £m	Netting and set-off £m	Collateral		Risk transfer £m	Net exposure £m
As at 31 December 2013			Cash £m	Non-cash £m
On-balance sheet:
Cash and balances at central banks	45,687	–	–	–	–	45,687
Items in the course of collection from other banks	1,282	–	–	–	–	1,282
Trading portfolio assets:		–	–	–	–
Debt securities	84,560	–	–	–	–	84,560
Traded loans	1,647	–	–	–	–	1,647
Total trading portfolio assets	86,207	–	–	–	–	86,207
Financial assets designated at fair value:
Loans and advances	18,695	–	–	(6,840)	(301)	11,554
Debt securities	842	–	–	–	–	842
Reverse repurchase agreements	5,323	–	–	(5,006)	–	317
Other financial assets	678	–	–	–	–	678
Total financial assets designated at fair value	25,538	–	–	(11,846)	(301)	13,391
Derivative financial instruments	324,335	(258,528)	(33,511)	(7,888)	(8,830)	15,578
Loans and advances to banks	37,853	(1,012)	–	(3,798)	(391)	32,652
Loans and advances to customers:
Home loans	179,527	–	(239)	(176,014)	(941)	2,333
Credit cards, unsecured and other retail lending	70,378	(8)	(1,182)	(18,566)	(2,243)	48,379
Corporate loans	180,506	(9,366)	(775)	(42,079)	(7,572)	120,714
Total loans and advances to customers	430,411	(9,374)	(2,196)	(236,659)	(10,756)	171,426
Reverse repurchase agreements and other similar secured lending	186,779	–	–	(184,896)	–	1,883
Available for sale debt securities	91,298	–	–	(777)	–	90,521
Other assets	1,998	–	–	–	–	1,998
Total on-balance sheet	1,231,388	(268,914)	(35,707)	(445,864)	(20,278)	460,625

Off-balance sheet:
Contingent liabilities	19,675	–	(1,081)	(950)	(556)	17,088
Documentary credits and other short-term trade related transactions	780	–	(3)	(35)	(4)	738
Forward starting reverse repurchase agreements	19,936	–	–	(19,565)	–	371
Standby facilities, credit lines and other commitments	254,855	–	(1,220)	(20,159)	(2,529)	230,947
Total off-balance sheet	295,246	–	(2,304)	(40,709)	(3,089)	249,144

Total	1,526,634	(268,914)	(38,011)	(486,573)	(23,367)	709,769

118 >

Risk review > Credit risk continued

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum exposure £m	Netting and set-off £m	Collateral		Risk transfer £m	Net exposure £m
As at 31 December 2012			Cash £m	Non-cash £m
On-balance sheet:
Cash and balances at central banks	86,191	–	–	–	–	86,191
Items in the course of collection from other banks	1,473	–	–	–	–	1,473
Trading portfolio assets:		–	–	–	–
Debt securities	116,307	–	–	–	–	116,307
Traded loans	2,410	–	–	–	–	2,410
Total trading portfolio assets	118,717	–	–	–	–	118,717
Financial assets designated at fair value:
Loans and advances	21,996	–	(1)	(7,499)	(111)	14,385
Debt securities	6,975	–	(23)	–	–	6,952
Reverse repurchase agreements	6,034	–		(5,165)		869
Other financial assets	1,229	–	–	–	–	1,229
Total financial assets designated at fair value	36,234	–	(24)	(12,664)	(111)	23,435
Derivative financial instruments	469,156	(387,672)	(46,855)	(6,328)	(8,132)	20,169
Loans and advances to banks	40,462	(1,012)	–	(5,071)	(136)	34,243
Loans and advances to customers:
Home loans	174,988	–	(179)	(172,543)	(53)	2,213
Credit cards, unsecured and other retail lending	66,414	(10)	(909)	(17,703)	(2,321)	45,471
Corporate loans	182,504	(10,243)	(1,055)	(47,526)	(8,489)	115,191
Total loans and advances to customers	423,906	(10,253)	(2,143)	(237,772)	(10,863)	162,875
Reverse repurchase agreements and other similar secured lending	176,522	–	-	(174,918)	–	1,604
Available for sale debt securities	74,671	–	(1)	(233)	(32)	74,405
Other assets	2,001	–	–	–	–	2,001
Total on-balance sheet	1,429,333	(398,937)	(49,023)	(436,986)	(19,274)	525,113

Off-balance sheet:
Contingent liabilities	21,857	–	(919)	(1,420)	(555)	18,963
Documentary credits and other short-term trade related transactions	1,027	–	(15)	(33)	(11)	968
Forward starting reverse repurchase agreements	23,549	–	–	(23,343)	–	206
Standby facilities, credit lines and other commitments	247,816	–	(1,013)	(16,960)	(3,396)	226,447
Total off-balance sheet[a]	294,249	–	(1,947)	(41,756)	(3,962)	246,584

Total	1,723,582	(398,937)	(50,970)	(478,742)	(23,236)	771,697

Note

a	Off-balance sheet commitments have been revised to reflect the inclusion of forward starting reverse repurchase agreements.

> 119

Concentrations of credit risk

A concentration of credit risk exists when a number of counterparties are located in a geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements certain limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group’s policies with regard to managing concentration risk is presented on page 362.

Geographic concentrations

As at 31 December 2013, the geographic concentration of the Group’s assets remained broadly consistent with 2012. 37% (2012: 35%) of the exposure is concentrated in the UK, 24% (2012: 26%) in Europe and 29% (2012: 28%) in the Americas.

The most significant change in concentrations was for cash held at central banks. A significant reduction in Europe was noted, primarily with the European Central Bank, following the change in composition of the liquidity pool from cash and balances at central banks to government bonds; as a result UK cash contributed a higher proportion of the total. This also increased holdings in UK, Europe and Americas available for sale debt securities.

An analysis of geographical and industry concentration of Group loans and advances held at amortised cost and at fair value is presented on pages 127 and 128. Information on exposures to Eurozone countries is presented on pages 157 to 164.

Credit risk concentrations by geography (audited)
As at 31 December 2013	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	7,307	29,983	4,320	2,111	1,966	45,687
Items in the course of collection from other banks	756	242	–	284	–	1,282
Trading portfolio assets	15,936	21,040	37,113	2,165	9,953	86,207
Financial assets designated at fair value	17,487	2,632	3,399	1,372	648	25,538
Derivative financial instruments	98,787	112,254	85,580	2,901	24,813	324,335
Loans and advances to banks	6,379	11,483	10,455	2,554	6,982	37,853
Loans and advances to customers	235,770	74,657	67,467	39,582	12,935	430,411
Reverse repurchase agreements and other similar secured lending	34,027	32,820	102,922	1,887	15,123	186,779
Available for sale debt securities	29,540	33,816	20,189	5,875	1,878	91,298
Other assets	917	380	260	324	117	1,998
Total on-balance sheet	446,906	319,307	331,705	59,055	74,415	1,231,388

Off-balance sheet:
Contingent liabilities	10,349	2,475	4,521	2,110	220	19,675
Documentary credits and other short-term trade related transactions	496	121	–	163	–	780
Forward starting reverse repurchase agreements	5,254	3,903	4,753	4	6,022	19,936
Standby facilities, credit lines and other commitments	102,456	35,612	99,240	15,584	1,963	254,855
Total off-balance sheet	118,555	42,111	108,514	17,861	8,205	295,246
Total	565,461	361,418	440,219	76,916	82,620	1,526,634

120 >

Risk review > Credit risk continued

Credit risk concentrations by geography (audited)
As at 31 December 2012	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	3,547	70,173	6,568	2,354	3,549	86,191
Items in the course of collection from other banks	788	313	–	371	1	1,473
Trading portfolio assets	16,540	21,526	63,998	3,056	13,597	118,717
Financial assets designated at fair value	24,113	4,476	5,094	1,947	604	36,234
Derivative financial instruments	147,651	157,609	127,377	4,264	32,255	469,156
Loans and advances to banks	7,506	14,915	12,278	2,110	3,653	40,462
Loans and advances to customers	228,008	81,267	61,859	45,930	6,842	423,906
Reverse repurchase agreements and other similar secured lending	29,565	25,309	98,313	4,133	19,202	176,522
Available for sale debt securities	24,018	29,803	11,128	7,103	2,619	74,671
Other assets	987	332	328	290	64	2,001
Total on-balance sheet	482,723	405,723	386,943	71,558	82,386	1,429,333

Off-balance sheet:
Contingent liabilities	10,343	3,372	5,045	2,342	755	21,857
Documentary credits and other short-term trade related transactions	629	103	–	295	–	1,027
Forward starting reverse repurchase agreements	7,186	5,331	4,597	6	6,429	23,549
Standby facilities, credit lines and other commitments[a]	100,260	32,736	91,574	21,637	1,609	247,816
Total off-balance sheet[b]	118,418	41,542	101,216	24,280	8,793	294,249
Total	601,141	447,265	488,159	95,838	91,179	1,723,582

Industrial concentrations

As at 31 December 2013, the industrial concentration of the Group’s assets remained broadly consistent year on year. 48% (2012: 50%) of total assets were concentrated towards banks and other financial institutions, predominantly within derivative financial instruments which decreased significantly during the year. The proportion of the overall balance concentrated towards governments and central banks reduced to 12% (2012: 14%) primarily driven by the reduction in cash balances held within the liquidity pool. Home loans now contribute 13% (2012: 11%) of the total, due to growth within UK RBB.

Notes

a	2012 amounts have been revised to accurately reflect the exposures within those regions. This resulted in a £6.2bn increase in the UK and a corresponding decrease in Europe.
b	Off-balance sheet commitments have been revised to reflect the inclusion of forward starting reverse repurchase agreements.

> 121

Credit risk concentrations by industry (audited)
As at 31 December 2013	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distrib- ution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	45,687	–	–	–	–	–	–	45,687
Items in the course of collection from other banks	1,174	–	–	–	108	–	–	–	–	–	–	1,282
Trading portfolio assets	6,964	18,064	1,379	655	50,955	3,265	545	3,312	–	–	1,068	86,207
Financial assets designated at fair value	4,720	2,835	164	8,589	5,613	162	327	3,038	–	–	90	25,538
Derivative financial instruments	219,059	78,031	1,782	2,621	6,630	8,334	1,690	3,733	–	–	2,455	324,335
Loans and advances to banks	35,738	–	–	–	2,115	–	–	–	–	–	–	37,853
Loans and advances to customers	–	99,355	10,343	23,951	4,988	7,452	12,864	20,062	179,527	52,715	19,154	430,411
Reverse repurchase agreements and other similar secured lending	62,180	116,148	–	1,083	6,019	–	23	1,326	–	–	–	186,779
Available for sale debt securities	15,625	12,817	25	97	56,780	–	21	5,435	–	–	498	91,298
Other assets	470	1,295	–	17	82	–	–	134	–	–	–	1,998
Total on-balance sheet	345,930	328,545	13,693	37,013	178,977	19,213	15,470	37,040	179,527	52,715	23,265	1,231,388
Off-balance sheet:
Contingent liabilities	1,620	4,783	2,243	882	302	2,275	1,391	4,709	9	295	1,166	19,675
Documentary credits and other short-term trade related transactions	270	4	51	10	–	9	181	171	–	82	2	780
Forward starting reverse repurchase agreements	13,884	5,650	–	–	2	–	–	400	–	–	–	19,936
Standby facilities, credit lines and other commitments	1,886	29,348	24,381	8,935	2,839	23,765	13,221	17,474	18,731	102,088	12,167	254,855
Total off-balance sheet	17,660	39,785	26,675	9,827	3,143	26,049	14,793	22,754	18,760	102,465	13,335	295,246
Total	363,590	368,330	40,368	46,840	182,120	45,262	30,263	59,794	198,287	155,180	36,600	1,526,634

122 >

Risk review > Credit risk continued

Credit risk concentrations by industry (audited)
As at 31 December 2012	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distrib- ution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	86,191	–	–	–	–	–	–	86,191
Items in the course of collection from other banks	1,473	–	–	–	–	–	–	–	–	–	–	1,473
Trading portfolio assets	9,240	25,966	2,072	504	73,848	3,124	446	2,257	–	–	1,260	118,717
Financial assets designated at fair value	5,798	3,677	175	10,087	11,579	335	600	3,581	–	–	402	36,234
Derivative financial instruments	349,481	81,090	2,401	4,478	9,589	10,011	2,203	6,906	–	–	2,997	469,156
Loans and advances to banks	38,842	–	–	–	1,620	–	–	–	–	–	–	40,462
Loans and advances to customers	–	86,330	11,518	25,877	4,788	7,622	14,603	24,152	171,993	55,645	21,378	423,906
Reverse repurchase agreements and other similar secured lending	64,616	106,231	4	1,014	3,684	261	98	610	–	–	4	176,522
Available for sale debt securities	16,933	10,267	92	91	46,177	122	42	846	–	–	101	74,671
Other assets	249	632	2	34	165	6	8	192	13	694	6	2,001
Total on-balance sheet	486,632	314,193	16,264	42,085	237,641	21,481	18,000	38,544	172,006	56,339	26,148	1,429,333
Off-balance sheet:
Contingent liabilities	1,369	4,701	2,532	1,218	1,690	2,684	1,484	4,219	89	333	1,538	21,857
Documentary credits and other short-term trade related transactions	559	51	55	3	–	1	77	275	–	4	2	1,027
Forward starting reverse repurchase agreements	17,853	5,086	20	–	1	–	33	548	–	8	–	23,549
Standby facilities, credit lines and other commitments[a]	8,068	26,396	24,937	8,675	3,829	21,790	10,566	13,727	17,538	96,993	15,297	247,816
Total off-balance sheet[b]	27,849	36,234	27,544	9,896	5,520	24,475	12,160	18,769	17,627	97,338	16,837	294,249
Total	514,481	350,427	43,808	51,981	243,161	45,956	30,160	57,313	189,633	153,677	42,985	1,723,582

Notes

a	2012 amounts for Banks have been revised to include £8,068m previously categorised as Other financial institutions.
b	Off-balance sheet commitments have been revised to reflect the inclusion of forward starting reverse repurchase agreements.

> 123

Balance sheet credit quality

The following tables present the credit quality of Group assets exposed to credit risk.

Basis of preparation

For performing loans that are neither past due nor impaired, which form the majority of loans in the portfolios, the following internal measures of credit quality have been used for the purposes of this analysis:

¡	Strong – there is a very high likelihood of the asset being recovered in full, these include investment grade;

¡	Satisfactory – while there is a high likelihood that the asset will be recovered and, therefore, is of no current cause for concern to the Group, the asset may not be collateralised, or may relate to facilities such as unsecured loans and credit card balances; and

¡	Higher risk – there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency.

Non-performing loans – loans that are impaired or are past due but not impaired – have been included in the Higher risk category for this analysis with prior year comparatives restated to align presentation. An age analysis of both is presented on pages 130 and 131.

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

For further information on the way in which Barclays measures the credit quality of its loan portfolios, refer to page 373.

Overview

As at 31 December 2013, the proportion of the Group’s assets classified as strong remains flat at 83% (2012: 83%) of total assets exposed to credit risk.

Traded assets remain mostly investment grade within the strong category, with counterparties to 95% (2012: 94%) of total derivative financial instruments, and issuers of 95% (2012: 93%) of debt securities held for trading and 96% (2012: 94%) of debt securities held available for sale being investment grade. The credit quality of counterparties to reverse repurchase agreements held at amortised cost remained broadly stable at 76% (2012: 73%). The credit risk of these assets is significantly reduced due to the high levels of collateralisation held.

In the loan portfolios, 85% of home loans (2012: 82%) to customers are measured as strong, The increase in the period reflects the acquisition of the largely strong credit quality portfolio in Barclays Direct during the year and improvements in the UK portfolio. The majority of credit card, unsecured and other retail lending remained satisfactory, reflecting the unsecured nature of a significant proportion of the balance, comprising 71% of the total (2012: 69%). The credit quality profile of the Group’s wholesale lending improved with counterparties rated strong increasing to 69% (2012: 66%), primarily due to increases in settlement and collateral balances which are generally rated strong in the Investment Bank.

Further analysis of debt securities by issuer and issuer type is presented on page 153
Further information on netting and collateral arrangements on derivatives financial instruments is presented on pages 154 and 155

124 >

Risk review > Credit risk continued

Balance sheet credit quality (audited)

As at 31 December 2013	Strong (including investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (including investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %	Maximum exposure to credit risk %

Cash and balances at central banks	45,687	–	–	45,687	100%	0%	0%	100%

Items in the course of collection from other banks	1,218	51	13	1,282	95%	4%	1%	100%

Trading portfolio assets:
Debt securities	80,190	3,633	737	84,560	95%	4%	1%	100%
Traded loans	526	700	421	1,647	32%	42%	26%	100%

Total trading portfolio assets	80,716	4,333	1,158	86,207	94%	5%	1%	100%

Financial assets designated at fair value:
Loans and advances	17,020	1,017	658	18,695	91%	5%	4%	100%
Debt securities	403	36	403	842	48%	4%	48%	100%
Reverse repurchase agreements	4,492	794	37	5,323	84%	15%	1%	100%
Other financial assets	255	191	232	678	38%	28%	34%	100%

Total financial assets designated at fair value	22,170	2,038	1,330	25,538	87%	8%	5%	100%

Derivative financial instruments	309,069	14,549	717	324,335	95%	4%	1%	100%

Loans and advances to banks	35,181	1,634	1,038	37,853	93%	4%	3%	100%

Loans and advances to customers:
Home loans	153,299	14,373	11,855	179,527	85%	8%	7%	100%
Credit cards, unsecured and other retail lending	14,728	50,100	5,550	70,378	21%	71%	8%	100%
Corporate loans	124,560	46,187	9,759	180,506	69%	26%	5%	100%

Total loans and advances to customers	292,587	110,660	27,164	430,411	68%	26%	6%	100%

Reverse repurchase agreements and other similar secured lending	141,861	44,906	12	186,779	76%	24%	0%	100%

Available for sale debt securities	87,888	1,354	2,056	91,298	96%	2%	2%	100%

Other assets	1,598	340	60	1,998	80%	17%	3%	100%

Total assets	1,017,975	179,865	33,548	1,231,388	83%	14%	3%	100%

As at 31 December 2012
Cash and balances at central banks	86,191	–	–	86,191	100%	0%	0%	100%

Items in the course of collection from other banks	1,337	103	33	1,473	91%	7%	2%	100%

Trading portfolio assets:
Debt securities	108,379	5,841	2,087	116,307	93%	5%	2%	100%
Traded loans	460	1,617	333	2,410	19%	67%	14%	100%

Total trading portfolio assets	108,839	7,458	2,420	118,717	92%	6%	2%	100%

Financial assets designated at fair value:
Loans and advances	19,609	1,684	703	21,996	89%	8%	3%	100%
Debt securities	6,219	287	469	6,975	89%	4%	7%	100%
Reverse repurchase agreements	5,010	963	61	6,034	83%	16%	1%	100%
Other financial assets	664	462	103	1,229	54%	38%	8%	100%

Total financial assets designated at fair value	31,502	3,396	1,336	36,234	87%	9%	4%	100%

Derivative financial instruments	443,112	23,498	2,546	469,156	94%	5%	1%	100%

Loans and advances to banks	36,668	2,868	926	40,462	91%	7%	2%	100%

Loans and advances to customers:
Home loans	142,828	20,407	11,753	174,988	81%	12%	7%	100%
Credit cards, unsecured and other retail lending	15,169	45,852	5,393	66,414	23%	69%	8%	100%
Wholesale	121,161	51,196	10,147	182,504	66%	28%	6%	100%

Total loans and advances to customers	279,158	117,455	27,293	423,906	66%	28%	6%	100%

Reverse repurchase agreements and other similar secured lending	129,687	46,644	191	176,522	74%	26%	0%	100%

Available for sale debt securities	69,871	2,331	2,469	74,671	94%	3%	3%	100%

Other assets	1,623	322	56	2,001	81%	16%	3%	100%

Total assets	1,187,988	204,075	37,270	1,429,333	83%	14%	3%	100%

> 125

As the principal source of credit risk to the Group, loans and advances to customers and banks are analysed in detail below:

Analysis of loans and advances and impairment

Retail and wholesale loans and advances to customers and banks

	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans[a] £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps

As at 31 December 2013
Total retail	236,219	4,372	231,847	7,567	3.2	2,161	91

Wholesale – customers	201,998	2,876	199,122	5,713	2.8	918	45
Wholesale – banks	37,305	10	37,295	18	–	(17)	(5)

Total wholesale	239,303	2,886	236,417	5,731	2.4	901	38

Loans and advances at amortised cost	475,522	7,258	468,264	13,298	2.8	3,062	64

Traded loans	1,647	n/a	1,647
Loans and advances designated at fair value	18,695	n/a	18,695

Loans and advances held at fair value	20,342	n/a	20,342

Total loans and advances	495,864	7,258	488,606

As at 31 December 2012
Total retail	232,672	4,635	228,037	8,722	3.7	2,075	89

Wholesale – customers	199,423	3,123	196,300	6,252	3.1	1,251	63
Wholesale – banks	40,072	41	40,031	51	0.1	(23)	(6)

Total wholesale	239,495	3,164	236,331	6,303	2.6	1,228	51

Loans and advances at amortised cost	472,167	7,799	464,368	15,025	3.2	3,303	70

Traded loans	2,410	n/a	2,410
Loans and advances designated at fair value	21,996	n/a	21,996

Loans and advances held at fair value	24,406	n/a	24,406

Total loans and advances	496,573	7,799	488,774

Loans and advances to customers and banks at amortised cost net of impairment remained stable at £468.3bn (2012: £464.4bn). This reflected a £3.8bn increase to £231.8bn in the retail portfolios, driven by increased mortgage lending and the acquisition of Barclays Direct in UK RBB. This was offset by reductions in Africa RBB, largely reflecting currency movements.

This growth combined with lower impairment charges on loans and advances resulted in a lower loan loss rate of 64bps (2012: 70bps).

Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 133 and 148 respectively

126 >

Risk review > Credit risk continued

Group loans and advances held at amortised cost, by industry sector and geography

Loans and advances, net of impairment allowances, held at amortised cost increased by 0.8% to £468,264m. This was driven by a rise in cash collateral and settlement balances, reflected in lending to other financial institutions, and an increase in home loans in the UK due to increased demand and the acquisition of Barclays Direct. This was offset by decreases in Africa, due to currency movements, and in Europe, due to the realignment of our target customer profile.

Loans and advances at amortised cost net of impairment allowances by industry sector and geography

	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m

As at 31 December 2013
Banks	5,718	11,322	10,141	2,318	6,239	35,738
Other financial institutions	21,142	18,359	45,963	6,117	7,774	99,355
Manufacturing	5,306	1,916	1,297	1,218	606	10,343
Construction	3,133	417	19	347	27	3,943
Property	15,022	1,985	937	1,941	123	20,008
Government and central bank	1,546	1,739	685	1,325	1,808	7,103
Energy and water	1,715	3,035	1,489	735	478	7,452
Wholesale and retail distribution and leisure	9,609	1,296	464	1,320	175	12,864
Business and other services	12,826	2,656	2,220	1,926	434	20,062
Home loans	129,591	34,752	782	14,051	351	179,527
Cards, unsecured loans and other personal lending	28,168	6,792	12,630	3,842	1,283	52,715
Other	8,373	1,871	1,295	6,996	619	19,154

Net loans and advances to customers and banks	242,149	86,140	77,922	42,136	19,917	468,264

Impairment allowance	(2,980)	(2,486)	(654)	(1,079)	(59)	(7,258)

As at 31 December 2012
Banks	7,134	14,447	12,050	1,806	3,405	38,842
Other financial institutions	17,113	20,812	40,884	4,490	3,031	86,330
Manufacturing	6,041	2,533	1,225	1,232	487	11,518
Construction	3,077	476	1	699	21	4,274
Property	15,167	2,411	677	3,101	247	21,603
Government and central bank	558	2,985	1,012	1,600	253	6,408
Energy and water	2,286	2,365	1,757	821	393	7,622
Wholesale and retail distribution and leisure	9,567	2,463	734	1,748	91	14,603
Business and other services	15,754	2,754	2,360	2,654	630	24,152
Home loans	119,653	36,659	480	14,931	270	171,993
Cards, unsecured loans and other personal lending	29,716	5,887	11,725	7,170	1,147	55,645
Other	9,448	2,390	1,232	7,788	520	21,378

Net loans and advances to customers and banks	235,514	96,182	74,137	48,040	10,495	464,368

Impairment allowance	(3,270)	(2,606)	(472)	(1,381)	(70)	(7,799)

> 127

Loans and advances held at fair value by industry sector and geography

Total loans and advances held at fair value, principally reflecting balances held in the Corporate and Investment Bank, decreased 16.7% to £20.3bn (2012: £24.4bn) primarily reflecting an increase in long term interest rates and paydowns associated with the ESHLA portfolio. A large portion of the total comprises lending to property, government, and business and other services. Property includes lending to the Corporate Real Estate business and to social housing associations.

Loans and advances held at fair value, by industry sector and geography

	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m

As at 31 December 2013
Banks	–	150	72	273	1	496
Other financial institutions[a]	12	782	409	24	42	1,269
Manufacturing	21	41	98	–	6	166
Construction	148	1	–	11	–	160
Property	7,595	766	164	3	–	8,528
Government and central bank	5,288	8	–	98	1	5,395
Energy and water	12	65	465	48	–	590
Wholesale and retail distribution and leisure	40	75	97	53	–	265
Business and other services	2,865	59	261	127	1	3,313
Other	11	27	51	63	8	160

Total	15,992	1,974	1,617	700	59	20,342

As at 31 December 2012
Banks	–	493	120	422	–	1,035
Other financial institutions	13	611	622	8	39	1,293
Manufacturing	6	38	601	16	15	676
Construction	161	1	–	28	4	194
Property	8,671	830	295	121	–	9,917
Government and central bank	5,762	6	314	17	5	6,104
Energy and water	10	73	41	46	3	173
Wholesale and retail distribution and leisure	33	2	220	72	1	328
Business and other services	3,404	20	685	14	–	4,123
Other	105	132	46	224	56	563

Total	18,165	2,206	2,944	968	123	24,406

Note

a	Included within Other financial institutions Americas are £250m (2012: £427m) of loans backed by retail mortgage collateral.

128 >

Risk review > Credit risk continued

Impairment charges (audited)

Loan impairment charges reduced 7% to £3,062m, reflecting lower charges in Corporate Banking and Africa RBB, partially offset by increased charges across the rest of the Group. Combined with a 1% increase in gross loans and advances, this resulted in a lower overall Group loan loss rate of 64 bps (2012: 70bps; 2011: 77bps).

Credit impairment charges and other provisions by business (audited)

	2013 £m	2012 £m	2011 £m

Loan impairment
UK RBB	347	269	536
Europe RBB	287	257	188
Africa RBB	324	632	462
Barclaycard	1,264	1,049	1,312
Investment Bank	209	192	129
Corporate Banking	512	864	1,124
Wealth and Investment Management	121	38	41
Head Office and Other Operations	(2)	2	(2)

Total loan impairment charges[a]	3,062	3,303	3,790
Impairment charges on available for sale financial investments (excluding BlackRock, Inc.)	1	40	60
Impairment of reverse repurchase agreements	8	(3)	(48)

Total credit impairment charges and other provisions	3,071	3,340	3,802

Impairment of investment in BlackRock, Inc.	–	–	1,800

Impairment allowances (audited)

Impairment allowances decreased 7% to £7,258m, principally due to a reduction in corporate loans in Corporate Banking Europe, largely due to actions to reduce exposure in the Spanish property and construction sectors, and lower working capital funding requirements from UK counterparties.

Movements in allowance for impairment by asset class (audited)

	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31 December £m

2013
Home loans	855	–	(38)	(147)	(199)	30	287	788
Credit cards, unsecured and other retail lending	3,780	(5)	(132)	50	(2,050)	123	1,837	3,603
Corporate loans	3,164	–	(9)	(163)	(1,094)	48	921	2,867

Total impairment allowance	7,799	(5)	(179)	(260)	(3,343)	201	3,045	7,258

2012
Home loans	834	–	(45)	(33)	(382)	24	457	855
Credit cards, unsecured and other retail lending	4,540	(59)	(144)	(248)	(2,102)	119	1,674	3,780
Corporate loans	3,522	(21)	(22)	75	(1,635)	69	1,176	3,164

Total impairment allowance	8,896	(80)	(211)	(206)	(4,119)	212	3,307	7,799

Note

a	Includes charges of £17m (2012: £4m write back; 2011: £24m charge) in respect of undrawn facilities and guarantees.

> 129

Impaired loans

The following table represents an analysis of impaired loans in line with the disclosure requirements from the Enhanced Disclosure Taskforce. For further information on definitions of impaired loans refer to the identifying potential credit risk loans section on page 364.

Movement in impaired loans

	At beginning of year £m	Classified as impaired during the year £m	Transferred to not impaired during the year £m	Repayments £m	Amounts written off £m	Acquisitions and disposals £m	Exchange and other adjustments £m	Balance at 31 December £m

2013
Home loans	2,207	1,217	(509)	(576)	(230)	–	(126)	1,983
Credit cards, unsecured and other retail lending	3,874	2,449	(168)	(362)	(2,267)	–	(141)	3,385
Wholesale loans	5,666	2,188	(804)	(710)	(1,074)	–	(124)	5,142

Total impaired loans	11,747	5,854	(1,481)	(1,648)	(3,571)	–	(391)	10,510

2012
Home loans	2,198	1,421	(531)	(512)	(254)	–	(115)	2,207
Credit cards, unsecured and other retail lending	5,024	2,228	(332)	(417)	(2,482)	(59)	(148)	3,874
Wholesale loans	6,349	2,650	(649)	(1,282)	(1,145)	(80)	(177)	5,666

Total impaired loans	13,571	6,359	(1,512)	(2,211)	(3,881)	(139)	(440)	11,747

For information over restructured loans refer to disclosures on forbearance on page 132

Age analysis of loans and advances that are past due (audited)

The following tables present an age analysis of loans and advances that are past due but not impaired and loans that are assessed as impaired. These loans are reflected in the balance sheet credit quality tables on page 125 as being Higher Risk.

Loans and advances past due but not impaired (audited)

	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m

As at 31 December 2013
Loans and advances designated at fair value	113	45	9	10	170	347
Home loans	36	5	19	76	51	187
Credit cards, unsecured and other retail lending	103	37	16	56	109	321
Corporate loans	4,210	407	308	248	407	5,580

Total	4,462	494	352	390	737	6,435

As at 31 December 2012
Loans and advances designated at fair value	108	50	39	19	176	392
Home loans	127	23	48	42	39	279
Credit cards, unsecured and other retail lending	133	6	6	8	35	188
Corporate loans	4,261	471	459	236	427	5,854

Total	4,629	550	552	305	677	6,713

130 >

Risk review > Credit risk continued

Analysis of loans and advances assessed as impaired (audited)

The following tables present an age analysis of loans and advances collectively impaired, total individually impaired loans, and total impairment allowance.

Loans advance assessed as impaired (audited)

	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Past due 3-6 months	Past due 6 months and over	Total	Individually assessed for impairment	Total

As at 31 December 2013
Home loans	5,726	2,161	667	728	1,818	11,100	510	11,610
Credit cards, unsecured and other retail lending	1,589	1,029	411	632	2,866	6,527	1,548	8,075
Corporate loans	1,047	40	35	59	400	1,581	3,892	5,473

Total	8,362	3,230	1,113	1,419	5,084	19,208	5,950	25,158

As at 31 December 2012
Home loans	4,649	2,297	650	888	1,964	10,448	783	11,231
Credit cards, unsecured and other retail lending	1,539	938	345	550	2,864	6,236	1,617	7,853
Corporate loans	344	57	46	57	872	1,376	4,010	5,386

Total	6,532	3,292	1,041	1,495	5,700	18,060	6,410	24,470

Potential Credit Risk Loans (PCRLs)

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: Credit Risk Loans (CRLs) and Potential Problem Loans (PPLs). For further information on definitions of CRLs and PPLs refer to the identifying potential credit risk loans section on page 364.

PCRLs and coverage ratios

	CRLs		PPLs		PCRLs

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

Retail[a]	7,567	8,722	708	758	8,275	9,480
Wholesale	5,731	6,303	1,100	1,102	6,831	7,405

Group	13,298	15,025	1,808	1,860	15,106	16,885

	Impairment allowance		CRL coverage		PCRL coverage

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

Retail	4,372	4,635	57.8	53.1	52.8	48.9
Wholesale	2,886	3,164	50.4	50.2	42.2	42.7

Group	7,258	7,799	54.6	51.9	48.0	46.2

For more information refer to the Retail Credit risk section, Wholesale Credit risk section and Risk management section.

Note

a	2012 PCRL balances in Africa RBB have been restated to better reflect their PCRL categorisation. As a result CRLs decreased by £99m and PPLs increased by £102m. This has been allocated between Home Loans (CRL: £76m and PPL: £59m) and Other Retail Lending (CRL: £23m and PPL: £43m).

> 131

Forbearance

The following table summaries balances within forbearance programmes across the Group by division.

Analysis of Group balances in forbearance programmes

	Balances		Impairment stock		Coverage

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013%	2012%

Retail	5,002	5,447	581	575	11.6	10.6
UK RBB	2,785	2,907	89	96	3.2	3.3
Europe RBB	704	756	60	37	8.5	4.9
Africa RBB	305	481	38	33	12.5	6.9
Barclaycard	1,156	1,237	388	395	33.5	31.9
Corporate Banking[a]	23	34	5	12	22.0	35.4
Wealth and Investment Management	29	32	1	2	3.9	6.0
Wholesale	3,385	4,254	891	1,149	26.3	27.0
Investment Bank	495	846	30	180	6.1	21.3
Corporate Banking[a]	2,003	2,482	777	896	38.8	36.1
Africa RBB	159	243	14	38	8.8	15.6
Wealth and Investment Management	728	683	70	35	9.6	5.1

Group	8,387	9,701	1,472	1,724	17.6	17.8

Wholesale and retail balances in forbearance are reported as a CRL as long as they meet the normal CRL criteria (see identifying potential credit risk loans on page 364). In addition, for card portfolios, all forbearance balances less than 90 days in arrears where revised payments are less than 50% of contractual monthly payments are also included in CRLs.

Further detail can be found in the Retail and Wholesale Credit risk sections on pages 136 to 139 and pages 150 and 151 respectively

Exposure to UK Commercial Real Estate (CRE)

This table details the Group’s total exposure to UK CRE split by retail and wholesale lending classification.

Exposure to UK CRE

	Loans and advances at amortised cost		Balances past due		Impairment allowances

As at 31 December	2013	2012	2013	2012	2013	2012

Wholesale	9,842	10,036	361	469	110	106
Retail	1,593	1,534	103	123	16	20

Group	11,435	11,570	464	592	126	126

Further detail can be found in the Retail and Wholesale Credit risk sections on pages 147 and 152 respectively

Note

a	Primarily comprises UAE retail portfolios in 2013. Includes India portfolios in 2012.

132 >

Risk review > Credit risk continued

Retail credit risk

Gross loans and advances to customers and banks in the retail portfolios increased 2% to £236.2bn; principally reflecting movements in UK RBB, where a 6% increase to £138bn reflected the acquisition of Barclays Direct and growth in home loans. This was partially offset by a reduction in Africa RBB, principally reflecting currency movements.

The loan impairment charge increased 4% to £2,161m principally the result of:

¡	UK RBB increased 29% to £347m primarily due to the non-recurrence of releases in 2012 impacting unsecured lending and mortgages. Excluding these, impairment was broadly in line with prior year;

¡	Barclaycard increased 20% to £1,264m primarily driven by higher assets, including the impact of the acquisition of the Edcon portfolio in late 2012, and the non-recurrence of releases in 2012. Impairment loan loss rates in consumer credit cards remained stable at 356bps (2012: 358bps) in the UK and at 268bps (2012: 268bps) in the US, but increased to 560bps (2012: 160bps) in South Africa;

¡	Europe RBB increased 12% to £287m due in part to additional charges resulting from decreases in Spanish government subsidies to the renewable energy sector, foreign currency movements and an increase in home loan balances in recoveries. This was partially offset by improvements in underlying collections performance;

¡	Africa RBB decreased 45% to £259m driven by lower charges in the South African home loans portfolios and foreign currency movements;

¡	Wealth and Investment Management increased to £9m (2012: nil) driven primarily by losses on Spanish residential property; and

¡	Corporate Banking decreased to a £5m release (2012: £27m charge) driven by a sharp improvement in residential property values.

Higher overall impairment charges led to an increase in the retail loan loss rate to 91bps (2012: 89bps).

Retail loans and advances at amortised cost

	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps

As at 31 December 2013
UK RBB	138,056	1,308	136,748	2,664	1.9	347	25
Europe RBB	38,016	660	37,356	1,801	4.7	287	75
Africa RBB	19,363	491	18,872	1,026	5.3	259	134
Barclaycard	37,468	1,856	35,612	1,992	5.3	1,264	337
Corporate Banking[a]	488	39	449	45	9.2	(5)	(102)
Wealth and Investment Management	2,828	18	2,810	39	1.4	9	32

Total	236,219	4,372	231,847	7,567	3.2	2,161	91

As at 31 December 2012
UK RBB	129,682	1,369	128,313	2,883	2.2	269	21
Europe RBB	39,997	560	39,437	1,734	4.3	257	64
Africa RBB	23,987	700	23,287	1,691	7.0	472	197
Barclaycard	35,732	1,911	33,821	2,288	6.4	1,050	294
Corporate Banking[a]	739	79	660	92	12.4	27	365
Wealth and Investment Management	2,535	16	2,519	34	1.3	–	–

Total	232,672	4,635	228,037	8,722	3.7	2,075	89

Note

a	Primarily comprises UAE retail portfolios in 2013. Includes India portfolios in 2012 that were predominantly disposed of in 2013.

> 133

Analysis of retail gross loans and advances

	Secured home loans[a] £m	Credit cards, overdrafts and unsecured loans £m	Other secured retail lending[b] £m	Business lending £m	Total retail £m

As at 31 December 2013
UK RBB	122,879	6,854	–	8,323	138,056
Europe RBB	33,615	2,870	–	1,531	38,016
Africa RBB	13,664	2,469	2,584	646	19,363
Barclaycard	–	34,276	2,487	705	37,468
Corporate Banking	252	199	30	7	488
Wealth and Investment Management	2,575	91	162	–	2,828

Total	172,985	46,759	5,263	11,212	236,219

As at 31 December 2012
UK RBB	114,766	6,863	–	8,053	129,682
Europe RBB	34,825	3,430	–	1,742	39,997
Africa RBB	17,422	2,792	3,086	687	23,987
Barclaycard	–	32,432	2,730	570	35,732
Corporate Banking	274	336	117	12	739
Wealth and Investment Management	2,267	63	205	–	2,535

Total	169,554	45,916	6,138	11,064	232,672

Secured home loans and credit cards, overdrafts and unsecured loans are analysed on pages 140 and 144, respectively.

Management adjustments to models for impairment

Management adjustments to models for impairment in retail portfolios are applied in order to factor in certain conditions or changes in policy that are not incorporated into the relevant impairment models or to ensure that the impairment allowance reflects all known facts and circumstances at the period end. Adjustments typically increase the model derived impairment allowance.

Management adjustments to models of more than £10m with respect to impairment charge in our principal retail portfolios are presented below.

Principal portfolios with management adjustments greater than £10m

As at 31 December 2013	Management adjustments to impairment charge, including forbearance £m	Proportion of total impairment charge %

UK home loans	13	61.9
South Africa home loans	11	10.7
UK personal loans	20	13.7
UK overdrafts	10	14.3
Iberia cards	12	14.1
Spain business lending	25	40.1

The significant management adjustments to impairment were due to:

¡	UK home loans – higher impairment allowances reflecting the external environment;

¡	South Africa home loans – maintaining impairment coverage on the recoveries book following a reduction in the loss given default rate;

¡	UK personal loans – impacts from changes to the impairment policy for emergence periods, forbearance and high risk pending their inclusion into the impairment models;

¡	UK overdraft – additional coverage for dormant accounts together with changes to the impairment policy for emergence periods, forbearance and high risk pending inclusion into the impairment models;

¡	Iberia cards – impacts from changes to impairment policy for emergence periods forbearance and high risk pending their inclusion into the impairment models; and

¡	Spain business lending – additional charges resulting from decreases in subsidies to the renewable energy sector in Spain.

Notes

a	All portfolios under secured home loans are primarily first lien mortgages. Other secured retail lending under Barclaycard is a second lien mortgage portfolio.
b	Other secured retail lending includes vehicle auto finance in Africa RBB and UK secured lending in Barclaycard.

134 >

Risk review > Credit risk continued

Potential Credit Risk Loans and coverage ratios

PCRLs and coverage ratios

	CRLs		PPLs		PCRLs

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

Home loans	2,803	3,321	316	321	3,119	3,642
Credit cards and unsecured lending	3,468	3,954	279	295	3,747	4,249
Other retail lending and business banking	1,296	1,447	113	142	1,409	1,589

Total retail[a]	7,567	8,722	708	758	8,275	9,480

	Impairment allowance		CRL coverage		PCRL coverage

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

Home loans	776	849	27.7	25.6	24.9	23.3
Credit cards and unsecured lending	3,026	3,212	87.3	81.2	80.8	75.6
Other retail lending and business banking	570	574	44.0	39.7	40.5	36.1

Total retail	4,372	4,635	57.8	53.1	52.8	48.9

PCRLs and coverage ratios by business

	CRLs		PPLs		PCRLs

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

UK RBB	2,664	2,883	239	283	2,903	3,166
Europe RBB	1,801	1,734	73	98	1,874	1,832
Africa RBB[a]	1,026	1,691	153	163	1,179	1,854
Barclaycard	1,992	2,288	239	208	2,231	2,496
Corporate Banking	45	92	2	5	47	97
Wealth and Investment Management	39	34	2	1	41	35

Total retail	7,567	8,722	708	758	8,275	9,480

	Impairment allowance		CRL coverage		PCRL coverage

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

UK RBB	1,308	1,369	49.1	47.5	45.1	43.2
Europe RBB	660	560	36.6	32.3	35.2	30.6
Africa RBB	491	700	47.9	41.4	41.6	37.8
Barclaycard	1,856	1,911	93.2	83.5	83.2	76.6
Corporate Banking	39	79	86.7	85.9	83.0	81.4
Wealth and Investment Management	18	16	46.2	47.1	43.9	45.7

Total retail	4,372	4,635	57.8	53.1	52.8	48.9

CRL balances in retail portfolios decreased 13.2% to £7,567m. This is primarily driven by Africa RBB and the associated depreciation of ZAR against GBP and the reduction in the recovery book in South Africa home loans. The reduction in UK RBB reflected higher cash recoveries in Business Banking and lower flows into recovery in Consumer Lending. The reduction in Barclaycard reflected lower balances in recovery across the principal portfolios. The CRL decrease was partially offset by higher balances in Europe RBB, primarily due to appreciation of EUR against GBP and an increase in recovery balances across all home loans portfolios.

Note

a	2012 PCRL balances in Africa RBB have been restated to better reflect their PCRL categorisation. As a result PCRL balances increased by £3m; CRLs decreased by £99m; and PPLs increased by £102m. This has been allocated between Home Loans (CRL: £76m and PPL: £59m) and Other Retail Lending (CRL: £23m and PPL: £43m).

> 135

Retail forbearance programmes

Forbearance programmes on principal credit cards, overdrafts, unsecured loans, home loans and business lending portfolios

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions may take a number of forms depending on the extent of the financial dislocation. Short term solutions normally focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may also include interest rate concessions and fully amortising balances for card portfolios.

Forbearance on the Group’s principal portfolios in the US, UK, Eurozone and South Africa is presented below. The principal portfolios listed below account for 93% (2012: 94%) of total retail forbearance balances.

Analysis of key portfolios in forbearance programmes

	Balances on forbearance programmes					Marked to market LTV of forbearance balances: balance weighted %	Marked to market LTV of forbearance balances: valuation weighted %	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %

			of which:
				Past due of which:

	Total £m	% of gross L&A %	Up-to-date £m	1-90 days past due £m	91 or more days past due £m

As at 31 December 2013
Home Loans
UK	2,364	1.9	1,867	313	184	63.4	51.6	23	1.0
South Africa	248	2.1	117	115	16	74.4	60.5	17	6.9
Spain	171	1.4	124	36	11	68.3	52.3	8	4.9
Italy	307	2.0	248	31	28	62.2	50.9	10	3.2
Credit Cards
UK	912	5.6	861	44	7	n/a	n/a	333	36.5
US	106	1.1	73	24	9	n/a	n/a	10	9.8
Unsecured Loans
UK	142	2.9	94	40	8	n/a	n/a	34	23.7

As at 31 December 2012
Home Loans
UK	2,536	2.2	1,961	391	184	67.7	56.1	24	0.9
South Africa	404	2.6	170	164	70	78.3	64.7	16	4.0
Spain	174	1.3	118	45	11	68.9	53.3	10	5.7
Italy	426	2.6	391	20	15	62.6	52.2	7	1.7
Credit Cards
UK	991	6.3	927	56	8	n/a	n/a	350	35.3
US	116	1.3	77	29	10	n/a	n/a	15	12.9
Unsecured Loans
UK	168	3.4	113	42	13	n/a	n/a	44	26.2

Loans in forbearance in the principal home loans portfolios decreased 13% to £3,090m primarily due to decreases in UK, South Africa and Italy.

¡	The UK home loans under forbearance programmes decreased 7% to £2,364m. In H213, the definition was expanded to include customers who are up to date on their mortgage but have either been granted a term extension or have drawn against their Mortgage Current Account and displayed other indicators of financial stress. 2012 forbearance balances were restated from £1,596m to £2,536m in line with the new definition. As a result of the restatement, Mortgage Current Account balances (see page 169) now account for 71% of the total forbearance balances, the majority of the remainder being term extensions which account for 17%. Total past due balances reduced 14% to £497m due to improved collections procedures.

¡	In South Africa, the reduction in forbearance balances is due to the implementation of enhanced qualification criteria which results in a more appropriate and sustainable programme for the customer, and a depreciation of ZAR against GBP.

¡	In Italy, the majority of the balances relate to specific schemes required by the government, including schemes in response to natural disasters and amendments are primarily payment holidays and interest suspensions. The decrease of 28% to £307m is in part due to customers exiting such government forbearance schemes after recommencing payments. The coverage for forbearance accounts remains low, at 3.2% (2012: 1.7%) reflecting the underlying quality of customers on these government schemes, with 85% of customers being up-to-date upon entering the forbearance schemes for natural disasters.

Forbearance balances on principal credit cards, overdrafts and unsecured loan portfolios decreased by 9% to £1,160m. Forbearance programmes as a proportion of outstanding balances reduced in UK and US cards due to better payment rates arising from an improved credit environment.

¡	In UK Cards, Repayment Plans which account for majority of the forbearance balances exit forbearance treatment when they are more than 60 days past due. The small residual balance reported as >90 days past due relates to accounts that remain on legacy terms and conditions. Impairment allowances against UK cards forbearance decreased following a review of the qualification criteria in the forbearance policy, the impacts of which became evident from Q2 2013. This included a reduction of balances on forbearance programmes and better performance resulting in a decrease in impairment coverage ratio.

¡	US cards forbearance programme coverage ratio was lower than the UK due to the nature of the customer mix (partnership focused) and the type of forbearance, where long-term fully amortising forbearance plans make up over 50% of all forborne accounts. These plans have lower loss rates compared to the UK and carry lower levels of impairment driven by higher payment success rates compared with the UK.

136 >

Risk review > Credit risk continued

Business lending

	Balances on forbearance programmes: arrears managed					Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %

			of which:
				Past due of which:

As at 31 December 2013	Total £m	% of gross L&A %	Up-to-date £m	1-90 days past due £m	91 or more days past due £m

UK	49	0.6	25	4	20	12.1	24.7
Spain	4	0.4	3	1	–	0.2	5.7
Portugal	8	1.8	7	1	–	1.9	23.3

		Balances on forbearance programmes: EWL managed				Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %

				of which:

As at 31 December 2013		Total £m	% of gross L&A %	Performing balances £m	Non-performing balances £m

UK		229	2.7	159	70	19.9	8.7
Spain		122	11.9	116	6	25.0	20.5
Portugal		9	1.9	9	–	2.2	25.9

As at 31 December 2013				Balances on forbearance programmes £m	% of gross L&A %	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %

UK				278	3.3	32.0	11.5
Spain				126	12.3	25.2	20.0
Portugal				17	3.7	4.1	24.6

> 137

	Balances on forbearance programmes: arrears managed					Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %

			of which:
				Past due of which:

As at 31 December 2012	Total £m	% of gross L&A %	Up-to-date £m	1-90 days past due £m	91 or more days past due £m

UK	60	0.7	26	8	26	15.6	26.4
Spain	4	0.5	3	1	–	0.3	7.5
Portugal	7	1.2	2	1	4	0.6	9.5

		Balances on forbearance programmes: EWL managed				Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %

				of which:

				Past due of which:

As at 31 December 2012		Total £m	% of gross L&A %	Performing balances £m	Non-performing balances £m

UK		143	1.8	89	54	12.4	8.7
Spain		79	7.1	75	4	8.4	10.6
Portugal		3	0.4	2	1	0.6	21.0

As at 31 December 2012				Balances on forbearance programmes £m	% of gross L&A %	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %

UK				203	2.5	28.0	13.8
Spain				83	7.6	8.7	10.5
Portugal				10	1.6	1.2	12.8

Total business lending forbearance balances in the UK increased 37% to £278m due to the monitoring of customers under forbearance for a longer period before they are recategorised as performing, and an increase in customers being granted forbearance while a review of their derivative position is being undertaken. Non-performing balances increased 13% to £90m, with a significant proportion of customers operating within the terms of their amended terms and conditions.

The relatively low total balances on forbearance coverage ratio of 8.7% (2012: 8.7%) for UK business lending EWL managed balances principally reflects focus on obtaining good quality collateral/security for secured deals.

Balances in Spain and Portugal increased 55% to £144m primarily due to the restructuring of facilities for EWL managed customers including loans to the renewable energy sector in Spain due to the reduction in government subsidies to this sector. Impairment coverage increased in Spain reflecting the additional charges taken against loans to the renewable energy sector.

Forbearance by type

Home loans

¡	Interest-only conversions: A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months.

¡	Interest rate reductions: A temporary reduction in interest rate, for a maximum of 12 months.

¡	Payment concessions: An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months.

¡	Term extensions: A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

Credit cards and unsecured loans

¡	Payment concessions (loans only): An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months.

¡	Term extensions (loans only): A permanent extension to the loan maturity date, usually involving the capitalisation of arrears.

¡	Repayment plans (cards only): A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortisation.

¡	Fully amortising (cards and loans): A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

138 >

Risk review > Credit risk continued

Forebearance by type

	Home loans

	UK £m	Spain £m	Italy[a] %	South Africa %

As at 31 December 2013
Interest only conversion	135	8	–	–
Interest rate reduction	–	78	–	2
Payment concession	160	–	144	187
Term extension	413	85	163	59
Other	1,656	–	–	–

Total	2,364	171	307	248

As at 31 December 2012
Interest only conversion	153	14	–	–
Interest rate reduction	–	74	–	9
Payment concession	173	–	295	236
Term extension	371	87	131	159
Other	1,839	–	–	–

Total	2,536	175	426	404

	Credit cards and unsecured loans

	UK cards £m	US cards £m	UK personal loans %

As at 31 December 2013
Payment concession	63	–	1
Term extension	–	–	31
Fully amortising	–	56	110
Repayment plan	833	50	–
Other	16	–	–

Total	912	106	142

As at 31 December 2012
Payment concession	74	–	7
Term extension	–	–	34
Fully amortising	–	60	127
Repayment plan	900	56	–
Other	17	–	–

Total	991	116	168

Forbearance balances for UK home loans classified as ‘Other’ relates to Mortgage Current Accounts where the customer has drawn against available reserve, and displayed other indicators of financial stress. Term extensions made up 23% (2012: 21%) of home loan forbearance balances across principal portfolios.

In UK cards, Other represents legacy rehabilitated repayment plan accounts that have continued to be included and tracked as forbearance given their continued interest rate concessions.

Notes
a	In Italy, payment concessions include plans where the customer has been extended a payment holiday and may be converted to a term extension once the agreed period is completed.

> 139

Portfolio reviews

Secured home loans

Total home loans to retail customers represented 73% (2012: 73%) of the Group’s total retail balances. Home loan balances increased 2% to £173bn.

The principal home loan portfolios listed below account for 97% (2012: 96%) of total home loans in the Group’s retail portfolios.

Home loans principal portfolios[a]

	Gross loans and advances £m	> 90 day arrears %	> 90 day arrears, including recoveries[b] %	Annualised gross charge-off rates[c] %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %

As at 31 December 2013
UK	122,880	0.3	0.8	0.5	0.5	14.7
South Africa	12,172	0.7	6.2	2.6	5.6	34.7
Spain	12,748	0.7	3.0	1.1	2.4	36.0
Italy	15,518	1.1	3.5	0.7	2.4	25.8
Portugal	3,641	0.5	3.9	1.1	3.4	31.9

As at 31 December 2012
UK	114,766	0.3	0.8	0.6	0.5	13.4
South Africa	15,773	1.6	8.4	3.9	6.9	34.6
Spain	13,551	0.7	2.6	1.1	1.9	34.0
Italy	15,529	1.0	2.9	0.8	1.8	25.4
Portugal	3,710	0.7	3.4	1.4	2.8	25.6

Arrears rates remained steady in the UK due to a conservative credit policy and stable economic conditions including the continued low base rate environment. The recoveries impairment coverage ratio increased reflecting a delay in impairment releases while the business assesses the changing environment conditions.

In the UK, gross loans and advances increased 7% to £123bn which includes £5.4bn of balances at acquisition from the Barclays Direct (formerly ING Direct) mortgage portfolio in February 2013. Within the total home loans portfolio:

¡	Owner-occupied[d] interest-only balances of £44.5bn (2012: £45.7bn) represented 36% of total home loan balances (see page 168 for more detail). The average balance weighted LTV for interest-only balances remained low at 54.2% (2012: 58.8%) and 90 day arrears rates remained stable at 30bps (2012: 30bps) which was in line with the overall portfolio performance; and

¡	Buy-to-let[e] home loans comprised 8% (2012: 7%) of the total balances. For buy-to-let home loans, 90 day arrears rates improved marginally from 0.2% to 0.1% while balance weighted portfolio LTV remained broadly stable at 62.9% (2012: 65.7%).

Gross loans and advances in South Africa of £12.2bn (2012: £15.8bn) were broadly unchanged in local currency. The improvement in the arrears and charge-off rates was driven by the continued strong performance of new lending and improvements in collections capabilities. The decrease in recoveries balances was driven by revised strategies in the recoveries environment to reduce this portfolio, and lower charge-off rates.

In the principal European home loans portfolios, gross loans and advances reduced 3% to £31.9bn reflecting the amortisation of existing balances and reduced new business flows following the realignment of our target Europe RBB customer profile (see page 14 for further detail). 90 day arrears rates and charge-off rates have remained broadly stable in Spain and Italy, but have reduced in Portugal due to improved collections performance.

¡	Balances in recoveries and recovery impairment coverage rates have increased in Spain in part due to an increase in the legal recovery timescales following introduction of new Spanish mortgage protection laws. The lengthy legal process in Europe and difficult property market conditions have contributed to the increased recovery balances and higher impairment coverage ratios.

Notes
a	Excluded from the above analysis are Wealth International home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios. All portfolios under Secured Home Loans are primarily first lien mortgages. Other Secured Retail Lending under Barclaycard is a second lien mortgage portfolio.
b	90 day arrears including recoveries is the sum of balances greater than 90 day arrears and balances charged off to recoveries, expressed as a percentage of total outstanding balances.
c	Gross charge-off rates are calculated over average monthly outstanding balances through the year.
d	Owner-occupied refers to mortgages where the intention of the customer was to occupy the property at origination.
e	Buy to let refers to mortgages where the intention of the customer (investor) was to let the property at origination.

140 >

Risk review > Credit risk continued

Home loans principal portfolios – distribution of balances by LTV (updated valuations)[a]

	UK		South Africa		Spain		Italy		Portugal

	2013%	2012%	2013%	2012%	2013%	2012%	2013%	2012%	2013%	2012%

As at 31 December
<=75%	84.2	76.1	69.6	62.8	65.9	64.2	74.9	74.3	42.3	40.3
>75% and <=80%	6.9	9.2	8.8	9.0	6.6	6.5	14.2	16.0	8.6	8.3
>80% and <=85%	3.4	5.4	7.1	8.2	6.1	6.1	6.0	5.5	11.7	10.6
>85% and <=90%	2.1	3.3	4.8	6.4	5.5	5.5	1.8	1.4	12.1	11.1
>90% and <=95%	1.3	2.2	3.3	4.0	4.5	4.4	0.9	0.9	9.0	10.2
>95% and <=100%	0.8	1.4	1.9	2.8	3.3	3.3	0.6	0.6	7.3	7.6
>100%	1.3	2.4	4.5	6.8	8.1	10.0	1.6	1.3	9.0	11.9

Portfolio Marked to market LTV:
Balance weighted %	56.3	59.1	62.3	65.6	63.4	64.6	60.0	59.6	76.4	77.6
Valuation weighted %	43.6	45.5	42.1	44.2	44.8	45.4	46.5	46.7	66.2	67.7
Performing Balances:
Balance weighted %	56.2	59.0	60.5	62.9	62.2	63.6	58.6	58.7	75.1	76.7
Valuation weighted %	43.5	45.5	41.1	42.6	44.7	45.3	46.5	46.6	66.1	67.6
Non-performing Balances:
Balance weighted %	68.9	72.7	92.9	95.8	103.3	100.9	98.8	90.2	79.2	83.2
Valuation weighted %	55.1	58.6	71.4	77.9	60.6	61.5	53.1	54.2	74.3	80.3

For >100% LTVs:
Balances £m	1,596	2,698	540	1,064	1,027	1,343	244	203	324	440
Marked to market collateral £m	1,411	2,478	452	898	864	1,136	191	167	294	405
Average LTV: balance weighted %	120.5	112.3	123.1	121.7	118.0	118.1	151.1	137.0	113.7	110.7
Average LTV: valuation weighted %	113.2	108.9	119.5	118.4	118.8	118.2	128.2	121.1	110.1	108.5
% of balances in recoveries	3.2	2.6	45.6	46.2	18.6	12.0	62.1	51.2	20.8	12.5

Credit quality of the principal home loan portfolios reflected relatively conservative levels of high LTV new lending and moderate LTV on existing portfolios.

During 2013, the average balanced weighted portfolio LTV in the UK decreased to 56.3% (2012: 59.1%) primarily due to appreciating house prices.

For >100% LTV, with the exception of Italy, balances decreased during 2013:

¡	In the UK, balances were 41% lower at £1,596m, partly driven by appreciating house prices. However, the average balance weighted LTV for the same period increased due to the remaining balances having higher LTVs than those paid down;

¡	In South Africa, the 49% reduction in the balances to £540m (2012: £1,064m) was driven by a reduction in the recoveries book and an appreciation in house prices;

¡	In Spain and Portugal, the balances decreased by 24% and 26%, respectively due to the increasing levels of repossessions where the assets are now held as ‘Other Real Estate Owned’ (see page 142 Foreclosures in process and properties in possession); and

¡	In Italy, the balances increased by 20% due to the falling property prices and court set auction valuations for properties going through the lengthy repossession process (see section ‘Foreclosures in process and properties in possession’).

Note
a	Portfolio marked to market based on the most updated valuation including recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 31 December 2013. Valuation weighted LTV is the ratio between total outstanding balances and the value of total collateral held against these balances. Balance weighted LTV approach is derived by calculating individual LTVs at account level and weighting by the individual loan balances to arrive at the average position.

> 141

Home loans principal portfolios – new lending

	UK			South Africa		Spain		Italy		Portugal[a]

As at 31 December	2013	2012		2013	2012	2013	2012	2013	2012	2013	2012

New bookings £m	17,100	18,170		1,209	1,186	277	284	494	848	20	83
New mortgages proportion above 85% LTV (%)	3.8	3.9	[b]	30.4	36.8	1.8	4.1	–	–	15.6	4.9
Average LTV on new mortgages: balance weighted (%)	64.2	64.6		74.9	76.1	61.7	62.8	59.8	62.8	64.8	60.8
Average LTV on new mortgages: valuation weighted (%)	57.1	57.4	[b]	64.9	64.7	52.9	55.8	52.2	55.4	54.2	56.7

New bookings in UK decreased 6% to £17.1bn. The decrease in average balance weighted LTV in the UK to 64.2% (2012: 64.6%) was driven by an increased proportion of lower LTV origination.

In South Africa, new home loans above 85% LTV decreased to 30.4% (2012: 36.8%) due to an increase of new bookings in the 80-85% LTV band, the average LTV remained broadly unchanged.

New bookings in Spain, Italy and Portugal reduced 35% to £791m due to changes to business strategy, a tightening of the standard LTV credit criteria and active management to reduce funding mismatch. Average balance weighted LTV on new mortgages remained stable across these jurisdictions reflecting these credit criteria.

The proportion of new home loans above 85% LTV in Spain has decreased, and now primarily reflects lending to customers to finance the purchase of properties which were previously repossessed by the Bank and held as ‘Other Real Estate Owned’ (see Foreclosures in process and properties in possession below).

Foreclosures in process and properties in possession

Foreclosure is the process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed. This process can be initiated by the bank independent of the impairment treatment and it is therefore possible that the foreclosure process may be initiated while the account is still in Collections (delinquent) or in Recoveries (post charge-off) where the customer has not agreed a satisfactory repayment schedule with the bank.

Properties in possession include properties held as ‘Loans and Advances to Customers’ and properties held as ‘Other Real Estate Owned’.

Held as ’Loans and Advances to Customers’ (UK and Italy) refer to the properties where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

Held as ‘Other Real Estate Owned’ (South Africa, Spain and Portugal) refers to properties where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

Home loans principal portfolios

	Foreclosures in process		Properties in possession

	number	£m	number	£m

As at 31 December 2013
UK	1,835	254	157	22
South Africa	10,161	484	398	5
Spain	1,560	236	1,305	93
Italy[c]	3,782	371	504	64
Portugal[d]	2,086	137	540	50

As at 31 December 2012
UK	1,612	203	234	33
South Africa	12,145	778	1,314	27
Spain	1,396	194	945	117
Italy	2,888	283	436	58
Portugal[d]	1,506	110	336	45

In UK Home Loans, foreclosure in process increased 14% to 1,835 in 2013. This increase includes customers where contact and formal agreement of payment plans for arrears is still to be achieved. On average, 22% of customers in foreclosures in process made a monthly repayment which was less than the monthly contractual payment. 31% of customers in Recovery have recommenced full contractual payments as a minimum, and the foreclosure process for these customers are in temporary suspension pending agreement on the arrears.

Notes
a	The proportion of new home loans above 85% LTV in Portugal includes home loans to restructure customer existing home loans, with no increase in exposure.
b	Figures were restated following a detailed review of the LTVs post-migration to a new data management system.
c	In Italy, customers continue to retain legal title of the property after the court has ordered an auction. These are classified as properties in possession and excluded from foreclosures in process.
d	In Portugal, properties in possession is based on the number of associated mortgage contracts.

142 >

Risk review > Credit risk continued

The properties in possession portfolio in South Africa is comprised entirely of ‘Other Real Estate Owned’. The reduction in 2013 is due to a more cautious approach adopted for taking ownership of properties at auction when the reserve price is not met, and improved sale processes for existing properties.

Foreclosures in process in the European mortgage portfolios increased driven by the continuing charge-offs. Foreclosures in process and property in possession stocks are increasing and are impacted by the increasing time to repossess and sell property.

Exposures to interest-only home loans

The Group provides interest-only mortgages to customers, mainly in the UK. Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement.

Subject to such early repayments, the entire principal remains outstanding until the end of the loan term and the customer is responsible for repaying this on maturity. The means of repayment may include the sale of the mortgaged property.

Interest-only lending is subject to bespoke underwriting criteria that includes: a maximum size of loan, maximum LTV ratios, affordability and maximum loan term amongst other criteria. Borrowers on interest-only terms must have a repayment strategy in place to repay the loan at maturity and a customer contact strategy has been developed to ensure ongoing communications are in place with interest-only customers at various points during the term of the mortgage. The contact strategy is varied dependent on our view of the risk of the customer.

Interest-only mortgages comprise £53bn (2012: £53bn) of the total £123bn (2012: £115bn) UK home loans portfolio. Of these, £45bn (2012: £46bn) are owner-occupied with the remaining £8bn (2012: £7bn) buy-to-let.

Exposure to interest only owner-occupied home loans

As at 31 December	2013	2012

Interest-only balances (£m)[a]	44,543	45,746
Of which:[b]
Performing balances	37,050	37,919
Non-performing balances	218	239
90 day arrears (%)	0.3	0.3
Total impairment coverage (bps)	2	3
Marked-to-market LTV:
Balance weighted %	54.2	58.8
Valuation weighted %	42.4	45.1
Marked-to-market LTV: Performing balances
Balance weighted %	55.0	58.7
Valuation weighted %	42.3	45.1
Marked-to-market LTV: Non-performing balances
Balance weighted %	71.7	74.1
Valuation weighted %	56.5	59.0

For >100% LTVs:
Balances £m	765	1,239
Marked-to-market collateral £m	669	1,133

Interest-only home loans maturity years:
2014	812	877
2015	875	985
2016	1,183	1,324
2017	1,582	1,707
2018	1,659	1,763
2019-2023	8,815	9,138
Post 2023	29,466	29,057

The average balance weighted LTV for interest only owner-occupied balances reduced to 54.2% (2012: 58.8%) driven by appreciating property prices.

Total impairment coverage at 2bps (2012: 3bps) is broadly in line with overall portfolio performance and highlights improvement year on year as a result of portfolio quality.

Notes
a	Includes forborne interest-only loans. 2013 balances include the impact of the acquisition of Barclays Direct. Balances also include the interest only portion of the Part and Part UK owner-occupied portfolio. A Part and Part Home Loan is a product in which part of the loan is interest only and part is amortising.
b	Performing and non-performing balances do not include the interest only portion of the Part and Part book which is £7,725m (2012: £7,587m).

> 143

Exposures to Mortgage Current Accounts (MCA) reserves

MCA reserve is a secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

Of total 953,000 home loan customers in the UK, 573,000 have MCA reserves, with total reserve limits of £18.3bn.

Exposure to Mortgage Current Accounts reserves (UK)

As at 31 December	2013	2012

Total outstanding of home loans with MCA reserve balances (£bn)	72.7	82.2
Home loan customers with active reserves (000s)	573	638
Proportion of outstanding UK home loan balances (%)	59.2	71.6
Total reserve limits (£bn)	18.3	18.5
Utilisation rate (%)	31.9	30.9
Marked to market LTV: Balance weighted (%)	53.9	57.7

While the MCA reserve was withdrawn from sale in December 2012, existing customers can continue to draw down against their available reserve limit (£12.5bn of undrawn limits as at December 2013).

The total overall home loans balances for customers who have a current account reserve has reduced by 12% to £72.7bn primarily due to amortising payments on the main mortgage account. The average marked to market LTV has reduced to 53.9% (2012: 57.7%) reflecting increasing house prices and paydown of the main mortgage loan.

Credit cards, overdrafts and unsecured loans

The principal portfolios listed below account for 91% (2012: 90%) of total credit cards, overdrafts and unsecured loans in the Group’s retail portfolios.

Principal portfolios

	Gross loans and advances £m	30 day arrears %	90 day arrears %	Annualised gross charge-off rates[c] %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %

As at 31 December 2013
UK cards	15,937	2.4	1.1	4.4	4.6	86.2
US cards	10,301	2.1	1.0	4.0	1.8	86.6
UK personal loans	4,958	2.7	1.2	4.6	15.8	79.4
Barclays Partner Finance	2,499	1.6	0.8	2.9	3.2	83.2
South Africa cards[a]	2,224	8.1	4.3	7.3	5.1	70.7
Germany cards	2,169	2.5	1.0	3.7	2.9	81.9
UK overdrafts	1,307	4.8	3.3	7.6	14.5	94.5
Italy salary advance loans[b]	1,008	2.2	1.0	7.9	13.8	18.8
Iberia cards	1,139	5.3	2.3	9.9	9.2	84.6
South Africa personal loans	906	5.4	2.6	7.9	7.4	70.4

As at 31 December 2012
UK cards	15,434	2.5	1.1	4.9	6.2	80.4
US cards	9,296	2.4	1.1	5.0	2.3	90.7
UK personal loans	4,861	3.0	1.3	5.1	17.4	78.9
South Africa cards[a]	2,511	7.4	3.9	4.7	4.7	70.9
Barclays Partner Finance	2,323	1.9	1.0	3.9	4.8	78.1
Germany cards	1,778	2.5	0.9	3.6	3.2	79.4
UK overdrafts	1,382	5.3	3.5	8.2	14.6	92.7
Italy salary advance loans[b]	1,354	2.3	0.9	8.4	9.4	12.5
Iberia cards	1,140	7.5	3.5	9.6	12.4	88.2
South Africa personal loans	1,061	5.6	3.1	8.5	7.6	72.3

Gross loans and advances in credit cards, overdrafts and unsecured loans increased 2% to £47bn with increases in UK and US card portfolios, Germany cards and Barclays Partner Finance being offset by decreases in Italy salary advance loans, South Africa cards and UK overdrafts. With the exception of South Africa cards, arrears rates remained broadly stable.

Notes
a	South Africa cards now includes the acquired Edcon portfolio in both 2012 (reflected partially for a 2 month period) and 2013 figures. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2012 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.
b	The recoveries impairment coverage ratio for Italy salary advance loans is lower than unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers often through third-party payment collection companies and Barclays is insured in the event of termination of employment or death.
c	Gross charge-off rates are calculated over average monthly outstanding balances through the year.

144 >

Risk review > Credit risk continued

Recovery coverage increased significantly for UK cards, while the proportion of recovery balances was lower. This was driven by increased debt sale activity which also resulted in a lower recovery expectation across the remaining recovery book, thereby resulting in a higher impairment requirement.

Significant improvement in US cards arrears rates was driven by a targeted strategy focused on growth in high quality customers and low-risk Partnerships.

In the UK personal loans arrears rates reduced due to the improved performance of new bookings following changes to credit criteria.

In South Africa cards, delinquency and charge-off rates deterioration reflected the change in product mix following the acquisition of the Edcon portfolio in late 2012, maturing vintages and portfolio seasoning. Charge-off rates excluding Edcon would be 4.9% for 2013 (2012: 4.2%).

The Italy salary advance loans portfolio was closed to new business in August 2012, and the increasing proportion of outstanding balances in recovery primarily reflects the reduction in loans and advances.

Iberia cards portfolios showed improved arrears rates, notably during the second half of 2013 reflecting the tightening of credit risk strategies through the recessionary period, combined with the non-recurrence of one-off events in 2012 which included challenges in migrating to a new card management system and enhancing some collections tools.

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

Principal portfolios

	Re-aged balances in total outstanding, excluding recoveries balances		Re-aged balances as proportion of total outstanding, excluding recoveries balances		30 day arrears of re-aged balances at 12 months on book[a]

As at 31 December 2013	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

UK cards	209	232	1.3	1.6	14.0	17.2
US cards	88	96	0.9	1.1	12.8	13.8

Re-aged balances as a percentage of total outstanding, excluding recoveries balances decreased in the UK cards portfolios. The decrease in US cards has been driven by improved ability of customers to self cure from a position of delinquency. The re-age activity in South Africa and Europe RBB cards portfolios are not considered to be material.

For further detail on policy relating to the re-aging of loans, please refer to the Risk Management section on page 371.

Other secured retail lending

The principal portfolio listed below accounts for 48% (2012: 50%) of total other secured retail lending loans in the Group’s retail portfolios. The balances have reduced reflecting foreign currency movements.

Principal portfolios

South Africa auto loans	Gross loans and advances £m	30 day arrears £m	90 day arrears £m	Annualised gross charge-off rates[b] £m	Recoveries proportion of outstanding balances £m	Recoveries impairment coverage ratio £m

As at 31 December 2013	2,546	1.6	0.4	3.2	1.9	51.6
As at 31 December 2012	3,081	2.0	0.7	3.6	3.0	57.6

The reduction in arrears and charge-off rates in South Africa is driven by improvements in collections capabilities and stable performance of the existing portfolio.

Notes
a	Defined as the yearly average of 30+ delinquency at 12 months on book (maturing in 2012 and 2013) for accounts re-aged during 2011 and 2012.
b	Gross charge-off rates are calculated over average monthly outstanding balances through the year.

> 145

Business lending

Business lending primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

The portfolio is managed in two ways: arrears managed and early warning list (EWL) managed.

¡	Arrears Managed accounts are principally customers with an exposure limit less than £50,000 in the UK and €100,000 in Europe, with processes designed to manage a homogeneous set of assets. Arrears balances reflect the total balances of accounts which are past due on payments.

¡	EWL Managed accounts are customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading. EWL balances comprise of a list of three categories graded in line with the perceived severity of the risk attached to the lending, and can include customers that are up-to-date with contractual payments or subject to forbearance as appropriate.

The principal portfolios listed below account for 87% (2012: 88%) of total business lending loans in the Group’s retail portfolios.

Principal portfolios

	Arrears managed		Early Warning List managed

	Drawn balances £m	Of which arrears balances %	Drawn balances £m	Of which Early Warning List balances %	Loan loss rates bps	Annualised gross charge-off rates[a] %	Recoveries proportion of outstanding balances %	Recoveries coverage ratio %

As at 31 December 2013
UK	629	4.0	7,424	7.7	134	2.0	3.3	47.0
Spain	82	11.1	875	33.9	608	3.0	6.9	47.7
Portugal	157	4.6	268	25.1	691	6.6	9.2	65.4

As at 31 December 2012
UK	713	6.0	7,122	9.2	140	2.5	4.3	34.9
Spain	95	11.3	993	60.4	210	3.8	6.6	45.0
Portugal	185	6.4	393	17.8	503	5.7	6.7	65.9

While UK business lending balances increased 3%, closer management of the portfolio has reduced the level of arrears and EWL balances leading to a reduction in recoveries balances.

The reduction in business lending balances in Spain and Portugal was primarily due to the tightening of credit policy and a reduction in new business volumes.

The loan loss rates in Spain increased to 608bps (2012: 210bps) due primarily to the impact of changes in the renewable energy sector impacting the cash flow of customers in this sector and the difficult macro environment. EWL balances in Spain as a percentage of drawn balances reduced significantly following the review of cases and identification of performing assets that were moved to the performing book.

The loan loss rates in Portugal increased to 691bps (2012: 503bps) driven by increasing charge-off rates and recovery balances due to the macroeconomic environment.

Note
a	Gross charge-off rates are calculated over average monthly outstanding balances through the year.

146 >

Risk review > Credit risk continued

UK Commercial Real Estate (UK CRE)

The UK CRE portfolio includes property investment, development, trading and housebuilders.

During 2013 the gross loans and advances increased 4% to £1,593m in line with the overall business lending growth, whereas past due balances reduced to 6.5% (2012: 8.0%) due to continued focus by a dedicated team with early engagement of distressed customers and developments reducing new flows into delinquency. The balance weighted LTV reduced marginally to 54.9% (2012: 57.5%).

UK Commercial Real Estate

As at 31 December	2013	2012

UK CRE loans and advances (£m)	1,593	1,534
Past due balances (£m)	103	123
Balances past due as % of UK CRE total loans and advances	6.5%	8.0%
Impairment allowances (£m)	16.2	19.9
Past due coverage ratio	15.7%	16.1%
Total collateral (£m)	3,792	3,385
Marked-to-market LTV:
Balance weighted (%)	54.9	57.5
Valuation weighted (%)	50.7	53.5
Marked-to-Market LTV – performing balances:
Balance weighted (%)	54.2	57.2
Valuation weighted (%)	50.3	53.2
Marked-to-Market LTV – non-performing balances:
Balance weighted (%)	75.8	75.4
Valuation weighted (%)	69.8	70.7

Twelve months ended 31 December
Impairment charge (£m)	18.4	16.5

Maturity analysis of exposure to UK CRE

	Contractual maturity of UK CRE loans and advances at amortised cost

	Past due balances £m	Not more than six months £m	Over six months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total loans & advances £m

2013	103	69	37	45	163	276	900	1,593
2012	123	82	32	34	134	251	878	1,534

UK CRE LTV analysis

	Balances		Balances as proportion of total		Collateral held

As at 31 December	2013 £m	2012 £m	2013%	2012%	2013 £m	2012 £m

<=75%	1,187	1,080	74	70	3,437	2,989
>75% and <=80%	69	67	4	4	90	86
>80% and <=85%	57	62	4	4	70	76
>85% and <=90%	47	42	3	3	54	48
>90% and <=95%	28	47	2	3	31	52
>95% and <=100%	24	33	2	2	24	35
>100% and <=125%	66	81	4	5	63	75
>125%	36	39	2	3	23	24
Unsecured balances	79	83	5	6	n/a	n/a

Total	1,593	1,534	100	100	3,792	3,385

Portfolio LTVs have reduced due to appreciating commercial property values. Unsecured balances primarily relate to working capital facilities agreed with CRE companies.

> 147

Wholesale credit risk

Gross loans and advances to customers and banks in the wholesale portfolios remained stable at £239.3bn. This reflected currency movements in Africa RBB offset by an increase in Wealth and Investment Management, primarily reflecting growth in the home loans portfolio.

The total loan impairment charge across the wholesale portfolios decreased 27% to £901m principally due to lower charges in Corporate Banking, mainly as a result of lower charges in Europe, reflecting actions to reduce exposure to the Spanish property and construction sectors and, in the UK, against large corporate clients. Impairment in Investment Bank was 9% higher than 2012 and was principally driven by a charge against a single name exposure in Q2 2013.

Key judgements were made on a number of identified cases within Investment Bank, Corporate Banking and Wealth and Investment Management. No material changes were made to unidentified impairment in 2013.

The lower impairment charge coupled with the lower loan balances resulted in an loan loss rate of 38bps (2012: 51bps).

Presented below is further information related to the Group’s wholesale lending portfolios by business, with additional analysis of portfolios in Investment Bank and Corporate Banking. Further detail is presented on the Group’s wholesale exposure to selected Eurozone countries (pages 157 to 164); geographic and industry asset concentrations (pages 120 to 123 and 127 to 128) and asset credit quality (page 125).

Wholesale loans and advances at amortised cost

	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps

As at 31 December 2013
Investment Bank[a]	144,312	468	143,844	753	0.5	209	14
Corporate Banking	66,246	1,991	64,255	3,694	5.6	517	78
– UK	51,805	369	51,436	1,175	2.3	173	33
– Europe	6,327	1,494	4,833	2,343	37.0	321	507
– Rest of World	8,114	128	7,986	176	2.2	23	28
Wealth and Investment Management	20,995	192	20,803	704	3.4	112	53
Africa RBB	5,875	235	5,640	580	9.9	65	111
Head Office and Other Functions	1,875	–	1,875	–	–	(2)	(11)

Total	239,303	2,886	236,417	5,731	2.4	901	38

As at 31 December 2012
Investment Bank[a]	144,143	586	143,557	768	0.5	192	13
Corporate Banking	67,337	2,171	65,166	4,232	6.3	838	124
– UK	52,667	428	52,239	1,381	2.6	279	53
– Europe	8,122	1,536	6,586	2,607	32.1	527	649
– Rest of World	6,548	207	6,341	244	3.7	32	49
Wealth and Investment Management	19,236	141	19,095	603	3.1	38	20
Africa RBB	7,313	250	7,063	681	9.3	160	219
Head Office and Other Functions	1,466	16	1,450	19	1.3	–	–

Total	239,495	3,164	236,331	6,303	2.6	1,228	51

Note

a	Investment Bank gross loans and advances include cash collateral and settlement balances of £91,305m as at 31 December 2013 and £85,116m as at 31 December 2012. Excluding these balances, CRLs as a proportion of gross loans and advances were 3.9% and the loan loss rate was 61bps.

148 >

Risk review > Credit risk continued

PCRLs and coverage ratios

	CRLs		PPLs		PCRLs

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

Investment Bank	753	768	173	327	926	1,095
Corporate Banking	3,694	4,232	718	624	4,412	4,856
Wealth and Investment Management	704	603	159	74	863	677
Africa RBB	580	681	50	77	630	758
Head Office and Other Functions	–	19	–	–	–	19

Total wholesale	5,731	6,303	1,100	1,102	6,831	7,405

	Impairment allowance		CRL coverage		PCRL coverage

As at 31 December	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

Investment Bank	468	586	62.2	76.3	50.5	53.5
Corporate Banking	1,991	2,171	53.9	51.3	45.1	44.7
Wealth and Investment Management	192	141	27.3	23.4	22.2	20.8
Africa RBB	235	250	40.5	36.7	37.3	33.0
Head Office and Other Functions	–	16	–	84.2	–	84.2

Total wholesale	2,886	3,164	50.4	50.2	42.2	42.7

CRL balances decreased 9% to £5,731m primarily due to Corporate Banking where lower balances principally reflected a reduction in Europe, most notably Spain, following write-offs and a debt sale. This decrease was partially offset by a higher balance in Wealth and Investment Management, principally reflecting the inclusion of balances against two individual names. The CRL coverage ratio increased to 50.4% (2012: 50.2%).

Analysis of Investment Bank wholesale loans and advances at amortised cost

As at 31 December 2013	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps

Loans and advances to banks
Interbank lending	11,975	10	11,965	18	0.2	–	–
Cash collateral and settlement balances	19,892	–	19,892	–	–	–	–

Loans and advances to customers
Corporate lending	27,503	85	27,418	137	0.5	19	7
Government lending	1,149	–	1,149	–	–	–	–
Other wholesale lending	12,380	373	12,007	598	4.8	190	153
Cash collateral and settlement balances	71,413	–	71,413	–	–	–	–

Total	144,312	468	143,844	753	0.5	209	14

As at 31 December 2012
Loans and advances to banks
Interbank lending	13,763	41	13,722	51	0.4	41	30
Cash collateral and settlement balances	23,350	–	23,350	–	–	–	–

Loans and advances to customers
Corporate lending	29,546	205	29,341	349	1.2	160	54
Government lending	1,369	–	1,369	–	–	–	–
Other wholesale lending	14,349	340	14,009	368	2.6	(9)	(6)
Cash collateral and settlement balances	61,766	–	61,766	–	–	–	–

Total	144,143	586	143,557	768	0.5	192	13

> 149

Wholesale forbearance programmes

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms. Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties. Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard rates (i.e. lending criteria below our current lending terms), that would not normally be considered. This includes all troubled debt restructures granted below our standard rates but excludes loans that have been renegotiated for commercial reasons that are not indicative of increased credit risk.

Personal and Trusts includes Wealth and Investment Management clients that are, at the time of origination, high net worth individuals who use funds and trusts to organise their personal financial affairs.

Analysis of wholesale balances in forbearance programmes

	Balances on forbearance programmes

As at 31 December 2013	Balances between 1 and 90 days past due £m	Balances 91 days or more past due £m	Total balances past due £m	Impaired up to date balances £m	Performing balances £m	Total balances £m	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %	Total balances on forbearance programmes % of gross L&A %

Investment Bank	–	48	48	13	434	495	30	6.1	0.3
Corporate Banking	92	770	862	682	459	2,003	777	38.8	3.0
Africa RBB	21	25	46	7	106	159	14	8.8	2.7
Wealth Management	–	377	377	67	284	728	70	9.6	3.5
Group	113	1,220	1,333	769	1,283	3,385	891	26.3	1.4

Wholesale forbearance reporting split by exposure class

	Sovereign £m	Financial institutions £m	Corporate £m	Personal and trusts £m	Total £m

As at 31 December 2013
Restructure: reduced contractual cash flows	–	–	281	–	281
Restructure: maturity date extension	5	50	1,164	65	1,284
Restructure: changed cash flow profile (other than extension)	5	–	579	25	609
Restructure: payment other than cash	–	–	23	1	24
Change in security	–	–	27	–	27
Adjustments or non-enforcement of covenants	–	–	410	96	506
Other (e.g. capital repayment holiday; restructure pending)	1	–	546	107	654

Total	11	50	3,030	294	3,385

As at 31 December 2012
Restructure: reduced contractual cash flows	4	16	405	–	425
Restructure: maturity date extension	5	107	1,412	33	1,557
Restructure: changed cash flow profile (other than extension)	5	46	876	26	953
Restructure: payment other than cash	–	–	71	1	72
Change in security	–	–	76	8	84
Adjustments or non-enforcement of covenants	10	7	626	128	771
Other (e.g. capital repayment holiday; restructure pending)	–	–	318	74	392

Total	24	176	3,784	270	4,254

150 >

Risk review > Credit risk continued

Wholesale forbearance reporting split by business unit

	Corporate Banking £m	Investment Bank £m	Wealth and Investment Management £m	Africa RBB £m	Total £m

As at 31 December 2013
Restructure: reduced contractual cash flows	272	1	–	8	281
Restructure: maturity date extension	671	377	133	103	1,284
Restructure: changed cash flow profile (other than extension)	467	25	73	44	609
Restructure: payment other than cash	23	–	1	–	24
Change in security	22	–	4	1	27
Adjustments or non-enforcements of covenants	247	45	213	1	506
Other (e.g. capital repayment holiday; restructure pending)	301	47	304	2	654

Total	2,003	495	728	159	3,385

As at 31 December 2012
Restructure: reduced contractual cash flows	258	138	–	29	425
Restructure: maturity date extension	952	408	112	85	1,557
Restructure: changed cash flow profile (other than extension)	624	152	70	107	953
Restructure: payment other than cash	64	7	1	–	72
Change in security	45	26	12	1	84
Adjustments or non-enforcements of covenants	377	115	277	2	771
Other (e.g. capital repayment holiday; restructure pending)	162	–	211	19	392

Total	2,482	846	683	243	4,254

Wholesale forbearance flows in 2013

As at 1 January 2013	Balance £m

Added to forbearance	4,254
Removed from forbearance (credit improvement)	1,370
Fully or partially repaid and other movements (including FX)	(509)
Written off/moved to recoveries	(1,129)

As at 31 December 2013	(601)

The tables above detail balance information for wholesale forbearance cases.

Loan impairment on forbearance cases reduced 22% to £891m, which represented 26.3% of total forbearance balances.

Corporate borrowers accounted for 90% (2012: 89%) of balances and 94% (2012: 95%) of impairment booked to forbearance exposures, with impairment representing 28% (2012: 29%) of forbearance balances.

Corporate Banking accounted for 59% (2012: 58%) of overall wholesale forbearance with forbearance exposures in Corporate Banking in the UK accounting for 23% (2012: 16%) of total Wholesale forbearance balances and Corporate Banking in Spain accounting for 20% (2012: 29%). Corporate Spain accounted for 42% (2012: 45%) of total impairment booked to forbearance exposures.

The overall reduction in forbearance balances was driven primarily by full and partial repayments and balances written off or moved to recoveries.

¡	The 19% reduction in Corporate Banking forbearance was driven primarily by reductions in Spain, which is predominantly property and construction exposure. This reflects the overall strategic drive to reduce exposure in the Corporate Spain portfolio, including a small number of large write-offs taken as a result of debt sales;

¡	Wealth forbearance increased 7% driven by a combination of current EWL cases moving into forbearance, specifically due to a large number of property deals, along with newly reported cases booked in USA, Spain and Jersey. The increase was partially offset by balance reductions as a result of repayments or cases returned to performing, as well as balances that moving to full legal recovery or being written off in the year; and

¡	Reductions in Investment Bank forbearance balances were primarily driven by repayment by clients and the sale of debt/assets.

Movements into forbearance were principally in Corporate Banking and Wealth and Investment Management, which accounted for 62% and 19% respectively of balances added to forbearance.

> 151

UK Commercial Real Estate (UK CRE)

The UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors. The wholesale businesses operate to specific lending criteria and the portfolio of assets is continually monitored through a range of mandate and scale limits.

Total loans and advances at amortised cost to UK CRE remained broadly stable at £9,842m (31 December 2012: £10,036m) with new lending limited to high quality assets.

The impairment charge of £62m (2012: £69m) was almost entirely in UK Corporate Banking.

Commercial Real Estate

As at 31 December 2013	2013	2012[b]

UK CRE loans and advances (£m)[a]	9,842	10,036
Past due balances (£m)	361	469
Balances past due as % of total loans	3.7	4.7
Impairment provision (£m)	110	106
Balances past due coverage ratio (%)	30	23

Twelve months ended 31 December	2013	2012

Impairment charge (£m)	62	69

Maturity analysis of exposure to UK CRE

	Contractual maturity of UK CRE loans and advances at amortised cost

	Past due balances £m	Not more than six months £m	Over six months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total loans and advances £m

As at 31 December 2013	361	592	931	1,342	4,128	1,115	1,373	9,842
As at 31 December 2012	469	849	593	1,037	4,574	957	1,557	10,036

LTV analysis of UK CRE assets and collateral

As at 31 December 2013	Balances £m	Balances as proportion of total %	Collateral held £m

<=50%	2,717	28	9,626
>50% and <=75%	4,511	46	7,570
>75% and <=100%	622	6	539
>100% and <=125%	132	1	126
>125%	165	2	44
Unassessed balances[c]	1,314	13	–
Unsecured balances	381	4	n/a

Total	9,842	100	17,905

Maturity analysis of exposure to Corporate Spain

	Contractual maturity of Corporate Spain loans and advances at amortised cost

	Past due balances £m	Not more than six months £m	Over six months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total loans and advances £m	Impairment allowances £m

As at 31 December 2013	1,101	796	130	151	315	256	163	2,912	977
As at 31 December 2012	1,156	1,197	78	327	772	253	282	4,065	1,074

Notes
a	Includes £83m (2012: £270m) of UK CRE exposure held at fair value.
b	2012 numbers restated to reflect inclusion of a small numbers of assets now classified as UK CRE exposure.
c	Corporate Banking balances under £1m.

152 >

Risk review > Credit risk continued

LTV analysis of Corporate Spain assets and collateral

As at 31 December 2013	Balances £m	Balances as proportion of total %	Collateral held £m

<=75%	707	24	1,770
>75% and <=85%	138	5	173
>85% and <=90%	48	2	54
>90% and <=95%	23	1	25
>95% and <=100%	68	2	70
>100% and <=125%	209	7	189
>125%	287	10	122
Unsecured balances	1,432	49	n/a

Total	2,912	100	2,403

Timely management actions were taken in Spain to address emerging issues as the downturn developed. This resulted in problems being identified at an early stage.

Impairment allowances represented 34% of total balances to Corporate Spain (2012: 26%).

Total balances reduced 28% to £2,912m (2012: £4,064m), primarily due to debt sales and repayments. The maturity profile is well spread across different tenor buckets with a relatively low proportion above two years.

Collateral held in the above table includes cash, investment funds, equities, mortgages, bank guarantees and state guarantees.

Analysis of debt securities

Debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group.

The following tables provide an analysis of debt securities held by the Group for trading and investment purposes by issuer type and where the Group held government securities exceeding 10% of shareholders’ equity.

Further information on the credit quality of debt securities is presented on page 125. Further disclosure on sovereign exposures in the Eurozone is presented on pages 157 to 164

Debt securities

As at 31 December	2013		2012
	£m	£m	£m	£m

Of which issued by:
Governments and other public bodies	112,613	63.7	125,178	63.2
Corporate and other issuers	39,679	22.5	36,003	18.2
US agency	11,145	6.3	19,886	10.1
Mortgage and asset-backed securities	12,880	7.3	16,103	8.1
Bank and building society certificates of deposit	383	0.2	783	0.4

Total	176,700	100.0	197,953	100.0

Government securities

As at 31 December	2013 Fair value £m	2012 Fair value £m

United Kingdom	30,951	29,252
United States	28,979	36,740
France	9,868	6,462
South Africa	5,136	6,582
Germany	4,856	4,506
Japan	3,952	6,439
Italy	2,564	3,717
Spain	1,147	2,828

> 153

Analysis of derivatives (audited)

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)

	Balance sheet assets £m	Counterparty netting[a] £m	Net exposure £m

As at 31 December 2013
Foreign exchange	60,123	46,806	13,317
Interest rate	218,300	182,335	35,965
Credit derivatives	21,923	18,555	3,368
Equity and stock index	13,349	9,553	3,796
Commodity derivatives	10,640	1,279	9,361

Total derivative assets	324,335	258,528	65,807

Cash collateral held			33,509

Net exposure less collateral			32,298

As at 31 December 2012
Foreign exchange	59,479	45,009	14,470
Interest rate	355,000	307,173	47,827
Credit derivatives	29,797	25,497	4,300
Equity and stock index	10,987	6,821	4,166
Commodity derivatives	13,893	3,172	10,721

Total derivative assets	469,156	387,672	81,484

Cash collateral held			46,855

Net exposure less collateral			34,629

Derivative asset exposures would be £292bn (2012: £435bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. Similarly, derivative liabilities would be £288bn (2012: £427bn) lower reflecting counterparty netting and collateral placed. In addition non-cash collateral of £8bn (2012: £6bn) was held in respect of derivative assets. Barclays received collateral from clients in support of over-the-counter (OTC) derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

Exposure relating to derivatives, repurchase agreements, reverse repurchase agreements, stock borrowing and loan transactions is calculated using internal PRA approved models. These are used as the basis to assess both regulatory capital and capital appetite and are managed on a daily basis. The methodology encompasses all relevant factors to enable the current value to be calculated and the future value to be estimated, for example, current market rates, market volatility and legal documentation (including collateral rights).

Note
a	2012 counterparty netting for foreign exchange, interest rate and commodity derivatives have been revised to be on a consistent basis with 2013.

154 >

Risk review > Credit risk continued

The table below sets out the fair value and notional amounts of OTC derivative financial instruments by collateral agreement type. Unilateral (one way) arrangements are where only one party needs to provide collateral and can be in favour of either Barclays or the counterparty. Bilateral agreements require either party to post security, depending on the value of the contract.

Derivatives by collateral arrangement

	2013			2012
	Notional	Fair value		Notional	Fair value

	contract			contract
	amount £m	Assets £m	Liabilities £m	amount £m	Assets £m	Liabilities £m

Unilateral in favour of Barclays
Foreign exchange	29,098	363	(344)	27,261	492	(423)
Interest rate	6,495	652	(115)	17,019	1,064	(145)
Credit derivatives	402	14	(7)	493	4	(7)
Equity and stock index	486	4	(17)	660	–	(18)
Commodity derivatives	5,477	84	(90)	6,426	451	(432)

Total unilateral in favour of Barclays	41,958	1,117	(573)	51,859	2,011	(1,025)

Unilateral in favour of counterparty
Foreign exchange	37,223	1,023	(2,995)	38,081	1,316	(3,052)
Interest rate	153,566	5,221	(7,067)	152,021	7,920	(10,778)
Credit derivatives	378	1	(46)	5,326	2	(24)
Equity and stock index	1,158	90	(112)	1,352	21	(291)
Commodity derivatives	5,645	236	(109)	4,592	327	(85)

Total unilateral in favour of counterparty	197,970	6,571	(10,329)	201,372	9,586	(14,230)

Bilateral arrangement
Foreign exchange	4,245,971	53,917	(57,005)	3,962,623	53,002	(55,952)
Interest rate	11,740,243	205,781	(194,414)	14,414,758	335,532	(324,340)
Credit derivatives	1,261,171	21,390	(20,969)	1,507,569	28,134	(28,222)
Equity and stock index	143,121	7,173	(12,170)	145,888	6,787	(9,120)
Commodity derivatives	157,639	8,673	(8,310)	205,628	11,208	(12,525)

Total bilateral arrangement	17,548,145	296,934	(292,868)	20,236,466	434,663	(430,159)

Uncollateralised derivatives
Foreign exchange	293,733	4,820	(4,350)	293,052	4,628	(4,413)
Interest rate	222,676	5,577	(1,945)	370,754	10,306	(4,381)
Credit derivatives	8,069	517	(611)	16,596	1,648	(945)
Equity and stock index	17,877	2,659	(2,383)	14,515	1,087	(2,394)
Commodity derivatives	35,090	1,104	(1,673)	29,912	1,241	(1,260)

Total uncollateralised derivatives	577,445	14,677	(10,962)	724,829	18,910	(13,393)

Total OTC derivative assets/(liabilities)	18,365,518	319,299	(314,732)	21,214,526	465,170	(458,807)

The uncollateralised derivative asset exposure (including unilateral in favour of counterparty) of £21bn would be £7bn lower than reported under IRFS if netting was permitted for assets and liabilities with the same counterparty and that are subject to set off under netting agreements.

> 155

Exit Quadrant assetsa

On 12 February 2013, the Group announced as part of its Strategic Review that, following a rigorous bottom-up analysis of each of its businesses based on the attractiveness of the sector they operate in and their ability to generate sustainable returns on equity above cost of equity, it would be exiting certain assets.

The table below presents selected financial data for these Exit Quadrant assets:

	CRD IV RWAs[b]		Balance sheet		2013

Investment Bank	2013 £bn	2012 £bn	2013 £bn	2012 £bn	Income/ (expense) £m	Impairment (charge)/ release £m	Net operating (expense)/ income £m

US residential mortgages	1.1	5.3	0.5	2.2	478	–	478
Commercial mortgages and real estate	1.6	3.1	2.0	4.0	182	–	182
Leveraged and other loans	9.7	10.1	6.0	11.5	(88)	11	(77)
CLOs and other insured assets	3.2	5.9	11.7	16.3	(281)	–	(281)
Structured credit and other	3.8	9.4	5.2	8.6	(128)	–	(128)
Monoline derivatives	2.2	3.1	0.3	0.6	(21)	–	(21)
Corporate derivatives	1.9	8.3	2.2	3.6	–	–	–

Portfolio assets	23.5	45.2	27.9	46.8	142	11	153

Pre-CRD IV rates portfolio	18.7	33.9

Total Investment Bank	42.2	79.1

Corporate Banking European assets	3.2	5.0	2.6	3.9	80	(321)	(241)

Europe RBB assets	9.0	9.7	21.3	22.9	118	(187)	(69)

Total	54.4	93.8

Exit Quadrant income shown on page 235 differs from the income above due to revenues relating to associated litigation matters and recoverability of certain assets not yet received from the 2008 US Lehman acquisition.

The CRD IV RWAs of the Exit Quadrant businesses decreased £39.4bn to £54.4bn including reductions of £36.9bn in the Investment Bank. This reflects reductions in Investment Bank portfolio assets of £21.7bn to £23.5bn, relating to US Residential, Structured Credit Portfolios and optimisation initiatives within the derivatives portfolio. Pre CRD IV Rates derivatives RWAs decreased £15.2bn to £18.7bn. RWAs in Corporate Banking and Europe RBB Exit Quadrant portfolios decreased due to continued asset run down.

Portfolio Assets balance sheet assets decreased £18.9bn to £27.9bn driven by net sales and paydowns across asset classes. Income of £142m was primarily driven by gains relating to US Residential Mortgage exposures, partially offset by funding charges on Collateralised Loan Obligations and Other Insured Assets and the acceleration of disposals. Portfolio Assets income reduced to £142m (2012: £578m), largely driven by a reduction in fair value gains on US Residential Mortgages and sale of Commercial Real Estate loans.

Corporate Banking Exit Quadrant balance sheet assets in Europe decreased £1.3bn to £2.6bn largely driven by reductions in Spain and Portugal.

Europe RBB Exit Quadrant balance sheet assets decreased £1.6bn to £21.3bn largely driven by mortgage reductions in Spain and Italy, partially offset by foreign currency movements.

Notes
a	The Exit Quadrant Assets note is subject to audit, excluding RWAs.
b	The table above provides an indication of the CRD IV RWAs that are currently allocated to the Exit Quadrant businesses.

156 >

Risk review > Credit risk continued

Exposures to Eurozone countries (audited)

Overview

The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment. Risks associated with a potential partial break-up of the Euro area include:

¡	Direct risk arising from sovereign default of an exiting country and the impact on the economy of, and the Group’s counterparties in, that country;

¡	Indirect risk arising from the subsequent impact on the economy of, and the Group’s counterparties in, other Eurozone countries;

¡	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt (see page 163); and

¡	Direct redenomination risk on the potential mismatch in the currency of the assets and liabilities on balance sheets of the Group’s local operations in countries in the Eurozone (see page 164).

Contingency planning began in early 2012 based on a series of potential scenarios that might arise from an escalation in the crisis. Multiple tests have been run throughout 2012 and 2013 to establish the impact on customers, systems, processes and staff in the event of the most plausible scenarios. Where issues have been identified, appropriate remedial actions have either been completed or are underway.

During 2013 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 11% to £53bn. Exposure to retail customers and corporate clients reduced 17% to £13.0bn; largely reflecting reduced lending in Spain, Italy and Portugal as part of the active management to reduce redenomination risk. Sovereign exposure decreased 60% to £2.2bn principally due to a reduction in government bonds held as available for sale.

Basis of preparation

The Group presents the direct balance sheet exposure to credit and market risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate.

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

Available for sale investments principally relate to investments in government bonds and other debt securities. Balances are reported on a fair value basis, with movements in fair value going through other comprehensive income (OCI).

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

Notes
a	The Group also enters into reverse repurchase agreements and other similar secured lending, which are materially fully collateralised.
b	In addition, the Group held cash with the central banks of these countries totalling £0.2bn as at 31 December 2013 (2012: £0.7bn). Other material balances with central banks are classified within loans to financial institutions.

> 157

Summary of Group exposures

The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pages 159 to 162a. Exposures on loans and advances to geographic regions including Europe as a whole are set out on pages 127 and 128. The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments. Gross exposure reflects total exposures before the effects of economic hedging by way of trading portfolio liabilities, derivative liabilities and cash collateral, but after taking into account impairment allowances and IFRS netting.

Net exposure by country and counterparty (audited)

	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total net exposure £m

As at 31 December 2013
Spain	184	1,029	3,203	12,537	2,292	19,245	3,253	22,498
Italy	1,556	417	1,479	15,295	1,881	20,628	3,124	23,752
Portugal	372	38	891	3,413	1,548	6,262	2,288	8,550
Ireland	67	5,030	1,356	103	100	6,656	2,047	8,703
Cyprus	–	7	106	19	43	175	66	241
Greece	8	5	51	6	12	82	3	85

As at 31 December 2012
Spain	2,067	1,525	4,138	13,305	2,428	23,463	3,301	26,764
Italy	2,669	567	1,962	15,591	1,936	22,725	3,082	25,807
Portugal	637	48	1,958	3,474	1,783	7,900	2,588	10,488
Ireland	21	3,585	1,127	112	83	4,928	1,644	6,572
Cyprus	8	–	106	44	26	184	131	315
Greece	1	–	61	8	9	79	5	84

During 2013 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 11% to £53bn. This reduction is principally due to a decrease in sovereign exposures by 60% to £2.2bn which was driven by a reduction in Spanish sovereign exposure by 91% to £0.2bn due to the disposal of available for sale government bonds, held for the purpose of interest rate hedging and liquidity, which have been replaced by interest rate swaps with alternative counterparties. Italian sovereign exposure decreased 42% to £1.6bn principally due to a reduction in government bonds held as available for sale.

Residential mortgage exposure reduced by 4% to £31.4bn, reflecting lower new originations across Spain, Italy and Portugal in line with Group strategy to reduce redenomination risk. Other retail lending reduced by 6% to £5.9bn driven primarily by reduced lending to business banking customers in Spain and Portugal as a result of the challenging economic conditions. Corporate exposure reduced 24% to £7.1bn, largely reflecting reduced lending in Spain, Italy and Portugal as part of the active management to reduce redenomination risk. Exposures to financial institutions increased by 14% to £6.5bn, with increased exposure in Ireland relating to securitised lending offset predominately by reductions in exposures for Spain and Italy.

Gross exposure by country and counterparty (audited)

	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total gross on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total gross exposure £m

As at 31 December 2013
Spain	1,198	6,715	3,596	12,537	2,292	26,338	3,253	29,591
Italy	4,104	4,339	1,836	15,295	1,881	27,455	3,124	30,579
Portugal	526	171	950	3,413	1,548	6,608	2,288	8,896
Ireland	587	7,819	1,424	103	100	10,033	2,047	12,080
Cyprus	–	68	126	19	43	256	66	322
Greece	9	824	52	6	12	903	3	906

As at 31 December 2012
Spain	2,900	9,291	4,450	13,305	2,428	32,374	3,301	35,675
Italy	5,429	7,725	2,348	15,591	1,936	33,029	3,082	36,111
Portugal	1,035	346	2,130	3,475	1,783	8,769	2,588	11,357
Ireland	56	8,432	1,395	112	83	10,078	1,644	11,722
Cyprus	9	102	119	44	26	300	131	431
Greece	3	1,181	61	8	9	1,262	5	1,267

Note
a	Detailed analysis is not provided for Ireland as there is no redenomination risk due to local funding and due to significant risk relating to the underlying assets residing in an alternative country. The exposures for Cyprus and Greece are deemed immaterial to the Group.

158 >

Risk review > Credit risk continued

Spain (audited)

Fair value through profit or loss

	Trading portfolio				Derivatives		Designated at FV		Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2013 £m	2012 £m

Sovereign	1,020	(1,011)	9	28	(4)	–	24	107	140	476
Financial institutions	612	(114)	498	5,572	(5,572)	–	–	359	857	788
Corporate	479	(187)	292	398	(206)	–	192	421	905	817

Fair value through OCI

							Available for sale investments[a]

As at 31 December							Cost £m	AFS reserve £m	2013 Total £m	2012 Total £m

Sovereign							22	1	23	1,562
Financial institutions							159	4	163	480
Corporate							7	1	8	10

Held at amortised cost

							Loans and advances

As at 31 December							Gross £m	Impairment allowances £m	2013 Total £m	2012 Total £m

Sovereign							21	–	21	29
Financial institutions							24	(15)	9	257
Residential mortgages							12,670	(133)	12,537	13,305
Corporate							3,224	(934)	2,290	3,311
Other retail lending							2,453	(161)	2,292	2,428

Off-balance sheet

									Contingent liabilities and commitments

As at 31 December									2013 £m	2012 £m

Sovereign									–	–
Financial institutions									283	88
Residential mortgages									7	12
Corporate									1,831	1,938
Other retail lending									1,132	1,263

Note
a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

> 159

Sovereign

¡	£184m (2012: £2,067m) largely consisting of holdings in government bonds held at fair value through profit and loss. During the period Spanish sovereign exposure reduced due to the disposal of AFS government bonds.

Financial institutions

¡	£857m (2012: £788m) held at fair value through profit and loss, predominantly debt securities held by the Investment Bank to support trading and market making activities; and

¡	£163m (2012: £480m) AFS investments with £4m (2012: £11m loss) cumulative gain held in AFS reserve.

Residential mortgages

¡	£12,537m (2012: £13,305m) fully secured on residential property with average balance weighted marked to market LTV of 63% (2012: 65%). The increase in LTV is reflected in the CRL coverage of 37% (2012: 36%); and

¡	90 day arrears rates have remained stable at 0.7% and 1.1% respectively.

Corporate

¡	Net lending to corporates of £2,290m (2012: £3,311m) with CRLs of £1,651m (2012: £1,887m), impairment allowance of £934m (2012: £1,060m) and CRL coverage of 57% (2012: 56%). Balances on EWL peaked in November 2010;

¡	The portfolio is kept under close review. EWL balances remain on the reducing trend seen since the peak in H110. Over this period, EWL balances have more than halved;

¡	Net lending to property and construction industry of £774m (2012: £1,188m) largely secured on real estate collateral, with CRLs of £1,112m (2012: £1,429m), impairment allowance of £659m (2012: £820m) and CRL coverage of 59% (2012: 57%);

¡	Corporate impairment in Spain was at its highest level during H110 when commercial property declines were reflected earlier in the cycle; and

¡	£284m (2012: £359m) lending to multinational and large national corporates, which continues to perform.

Other retail lending

¡	£961m (2012: £1,052m) credit cards and unsecured loans. 30 day arrears marginally improved while 90 day arrears rates increased. Gross charge off rates in credit cards and unsecured loans were stable in during the year; and

¡	£933m (2012: £1,045m) lending to small and medium enterprises (SMEs), largely secured against residential or commercial property.

160 >

Risk review > Credit risk continued

Italy (audited)

Fair value through profit or loss

	Trading portfolio				Derivatives		Designated at FV		Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2013 £m	2012 £m
Sovereign	2,403	(2,324)	79	1,542	(224)	–	1,318	2	1,399	1,123
Financial institutions	210	(145)	65	3,777	(2,831)	(946)	–	239	304	391
Corporate	302	(144)	158	312	(107)	(107)	98	336	592	699

Fair value through OCI

							Available for sale investments[a]

As at 31 December							Cost £m	AFS reserve £m	2013 Total £m	2012 Total £m

Sovereign							154	3	157	1,537
Financial institutions							60	3	63	138
Corporate							27	2	29	29

Held at amortised cost

							Loans and advances

As at 31 December							Gross £m	Impairment allowances £m	2013 Total £m	2012 Total £m

Sovereign							–	–	–	9
Financial institutions							50	–	50	38
Residential mortgages							15,433	(138)	15,295	15,591
Corporate							997	(139)	858	1,234
Other retail lending							1,978	(97)	1,881	1,936

Off-balance sheet

									Contingent liabilities and commitments

As at 31 December									2013 £m	2012 £m

Financial institutions									361	90
Residential mortgages									25	45
Corporate									2,069	2,158
Other retail lending									669	789

Sovereign

¡	£1,399m (2012: £1,123m) predominantly of government bonds held at fair value through profit and loss and AFS government bonds of £157m (2012: £1,537m). AFS government bonds have a cumulative fair value gain of £3m (2012: £28m) held in the AFS reserve.

Residential mortgages

¡	£15,295m (2012: £15,591m) secured on residential property with average balance weighted marked to market LTVs of 60% (2012: 60%). CRL coverage of 24% (2012: 23%) marginally increased; and

¡	90 day arrears at 1.1% (2012: 1.0%) were broadly stable, however gross charge-off rates improved to 0.7% (2012: 0.8%).

Corporate

¡	£858m (2012: £1,234m) focused on large corporate clients with limited exposure to property sector; and

¡	Balances on EWL increased in 2013 due to the inclusion of a single counterparty. Excluding this counterparty, balances on early warning list have been broadly stable.

Other retail lending

¡	£982m (2012: £1,337m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Arrears rates on salary loans deteriorated during 2013 while charge-off rates improved; and

¡	£394m (2012: £434m) of credit cards and other unsecured loans. Arrears rates (both 30 and 90 days) in cards and unsecured loans slightly increased while gross charge-off rates have improved.

Note
a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

> 161

Portugal (audited)

Fair value through profit or loss

	Trading portfolio					Derivatives		Designated at FV	Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2013 £m	2012 £m

Sovereign	88	(67)	21	87	(87)	–	–	–	21	8
Financial institutions	18	(5)	13	129	(120)	(9)	–	–	13	18
Corporate	45	(18)	27	75	(37)	(4)	34	–	61	252

Fair value through OCI

							Available for sale investments[a]

As at 31 December							Cost £m	AFS reserve £m	2013 Total £m	2012 Total £m

Sovereign							307	3	310	594
Financial institutions							2	–	2	2
Corporate							65	–	65	331

Held at amortised cost

								Loans and advances

As at 31 December							Gross £m	Impairment allowances £m	2013 Total £m	2012 Total £m

Sovereign							42	(1)	41	35
Financial institutions							23	–	23	28
Residential mortgages							3,460	(47)	3,413	3,474
Corporate							1,117	(352)	765	1,375
Other retail lending							1,714	(166)	1,548	1,783

Off-balance sheet

									Contingent liabilities and commitments

As at 31 December									2013 £m	2012 £m

Financial institutions									1	1
Residential mortgages									11	25
Corporate									627	889
Other retail lending									1,649	1,673

Sovereign

¡	£372m (2012: £637m) of largely AFS government bonds. No impairment and £3m (2012: £4m loss) cumulative fair value gain held in the AFS reserve.

Residential mortgages

¡	Secured on residential property with average balance weighted LTVs of 76% (2012: 78%). CRL coverage of 34% (2012: 29%) marginally increased; and

¡	90 day arrears rates improved to 0.5% (2012: 0.7%) while recoveries impairment coverage increased to 31.9% (2012: 25.6%) driven by an increase in loss given default rates.

Corporate

¡	Net lending to corporates of £765m (2012: £1,375m), with CRLs of £548m (2012: £501m), impairment allowance of £352m (2012: £296m) and CRL coverage of 64% (2012: 59%); and

¡	Net lending to the property and construction industry of £217m (2012: £364m) secured, in part, against real estate collateral, with CRLs of £281m (2012: £275m), impairment allowance of £183m (2012: £149m) and CRL coverage of 65% (2012: 54%).

Other retail lending

¡	£890m (2012: £950m) credit cards and unsecured loans. During 2013, arrears rates in cards portfolio deteriorated while charge-off rates remained stable; and

¡	CRL coverage of 87% (2012: 74%) driven by credit cards and unsecured loans exposure.

Note
a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

162 >

Risk review > Credit risk continued

Analysis of indirect exposures

Indirect exposure to sovereigns can arise through a number of different sources, including credit derivatives referencing sovereign debt; guarantees to savings and investment funds which hold sovereign risk; lending to financial institutions who themselves hold exposure to sovereigns and guarantees, implicit or explicit, by the sovereign to the Group’s counterparties. A geographic and industrial analysis of the Group’s loans and advances, including lending to European counterparties by type, is set out on pages 127 and 128.

Credit derivatives referencing sovereign debt

The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) for which the reference asset is government debt. For Spain, Italy and Portugal, these have the net effect of reducing the Group’s exposure in the event of sovereign default. An analysis of the Group’s credit derivatives referencing sovereign debt is presented below.

	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m

As at 31 December 2013
Fair value
– Bought	59	311	186	(10)	1	–
– Sold	(51)	(289)	(183)	2	(1)	–

Net derivative fair value	8	22	3	(8)	–	–

Contract notional amount
– Bought	(8,333)	(17,083)	(3,456)	(2,901)	(7)	–
– Sold	8,307	16,528	3,430	2,971	7	–

Net derivative notional amount	(26)	(555)	(26)	70	–	–

Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(18)	(533)	(23)	62	–	–

As at 31 December 2012
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(122)	(307)	(88)	44	–	–

The fair values and notional amounts of credit derivative assets and liabilities would be lower than reported under IFRS if netting was permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. An analysis of the effects of such netting is presented below.

	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m

As at 31 December 2013
Fair value
– Bought	31	88	72	(10)	1	–
– Sold	(23)	(66)	(69)	2	(1)	–

Net derivative fair value	8	22	3	(8)	–	–

Contract notional amount
– Bought	(2,468)	(4,273)	(1,068)	(800)	(4)	–
– Sold	2,442	3,718	1,042	870	4	–

Net derivative notional amount	(26)	(555)	(26)	70	–	–

Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(18)	(533)	(23)	62	–	–

As at 31 December 2012
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(122)	(307)	(88)	44	–	–

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

> 163

Exposure to Eurozone residential property sector

Barclays risk exposure and impairment in Spain and Portugal has been and will be affected by the housing sector in those countries as a result of changes to the bank’s risk appetite in a declining housing sector, where the desired level of new business has been reduced, and with it, the total exposure.

The 2013 impairment charge to the residential mortgage book in Spain was £42m (2012: £72m) and in Portugal was £22m (2012: £24m). These decreases were principally driven by:

¡	Improvement in underlying performance following credit tightening and collections improvements; and

¡	A slowdown in the rate of growth in our Loss Given Default, driven by a slowdown in house price deterioration and a one off charge on Spain in 2012 not being repeated.

The impairment charge to our residential mortgage book in Italy increased to £41m (2012: £27m). However underlying portfolio performance is broadly in line with expectations, with 90 day arrears rates and charge off remaining broadly stable.

For information on our exposures to home loans in Spain, Portugal and Italy see pages 140 to 142

Eurozone Balance Sheet Redenomination Risk

Redenomination risk is the risk of financial loss to the Group should one or more countries exit the Euro, leading to the devaluation of balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there is a mismatch between the level of locally denominated assets and liabilities.

Within Barclays, retail banking, corporate banking and wealth management activities in the Eurozone are generally booked locally within each country. Locally booked customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding needed is met through local funding secured against customer loans and advances, with any residual need funded through the Group.

During 2013, the net funding mismatch decreased €0.2bn to €11.6bn in Italy and €1.1bn to €3.0bn in Portugal. The surplus in Spain increased €0.8bn to €3.1bn.

Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk.

Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets.

164 >

Risk review > Market risk

Market risk is the risk of a reduction to earnings or capital due to volatility of trading book positions or an inability to hedge the banking book balance sheet.

All disclosures in this section (pages 165 to 173) are unaudited unless otherwise stated

Introduction

This section contains key statistics describing the market risk profile of the bank. It includes both regulatory and management measures. This includes risk weighted assets by major business line, as well as Value at Risk (VaR) measures. Throughout the section, measures on a regulatory and a management basis are shown. The market risk management section on pages 374 to 383 provides full descriptions of these metrics.

The Group has seen a significant decrease in market risk, from lower business activities and disposals (notably Exit Quadrant assets). These movements are reflected in a wide range of risk measures within this section.

¡	The relationship between the Group’s market risk measures and balance sheet is presented on page 166.

¡	Measures of traded market risk, such as value at risk, decreased in the year due to lower levels of client activity and improved market conditions.

¡	More details are provided on pages 166 to 168.

¡	This translated into lower volatility in daily trading revenue in the Investment Bank, although with lower average daily revenue from 2012 levels.

¡	Market risk RWAs fell from 2012 levels as a result of improving market conditions and general reduction in exposures across the main books.

¡	The section also covers non-traded market risks that mainly occur as a consequence of banking activities other than trading activities; for instance, interest rate risk that arises in the banking book (IRRBB).

¡	Annual Earnings at Risk (AEaR) to interest rate shocks, a key measure of IRRBB, reduced in 2013. This reduction was predominately driven by changes in the equity structural hedge durations and a change in the hedge ineffectiveness sensitivity.

¡	Other market risks, such as pension risk, are disclosed from page 172 onwards.

> 165

Balance sheet view of trading and banking books

As defined by the regulatory rules, a trading book consists of positions held for trading intent or to hedge elements of the trading book. Trading intent must be evidenced in the basis of the strategies, policies and procedures set up by the firm to manage the position or portfolio. The below table provides a group wide overview of where assets on the Group’s regulatory balance sheet are managed within regulatory traded and non-traded books. A reconciliation between the IFRS and regulatory balance sheet is provided on page 443.

Balance sheet split by trading and banking books

As at 31 December 2013	Banking book[a]	Traded book £m	Total £m

Cash, balances at central banks and items in the course of collection	47,072	–	47,072
Trading portfolio assets	–	132,984	132,984
Financial assets designated a fair value	20,455	16,881	37,336
Derivative financial instruments	–	324,330	324,330
Available for sale investments	89,521	–	89,521
Loans and advances to banks	20,148	17,570	37,718
Loans and advances to customers	357,565	70,627	428,192
Reverse repurchase agreements and other similar secured lending	1,648	185,110	186,758
Other assets	19,878	312	20,190

Total assets	556,287	747,814	1,304,101

Deposits and items in the course of collection due to banks	47,787	9,605	57,392
Customer accounts	376,256	51,674	427,930
Repurchase agreements and other similar secured borrowings	6,511	190,212	196,723
Trading portfolio liabilities	–	53,464	53,464
Financial liabilities designated at fair value	9,471	54,756	64,227
Derivative financial instruments	–	320,634	320,634
Debt securities in issue	69,191	12,654	81,845
Subordinated liabilities	21,695	–	21,695
Other liabilities	15,322	1,046	16,368

Total liabilities	546,233	694,045	1,240,278

Included within the trading book are assets and liabilities which are included in the market risk regulatory measures. For more information on these measures (VaR, SVaR, IRC and APR) see the risk management section on pages 374 to 383.

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk. See page 376 for more detail on management measures and the differences when compared to regulatory measures.

The table below shows the total Investment Bank Management VaR on a diversified basis by risk factor (see page 376 for risk factor definitions). Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business.

The Management VaR numbers in the table below include add-ons, to better represent the market risk where the VaR model may not fully represent some risk factors. See page 377 for a description of risks not in VaR (RNIVs).

Average Management VaR reduced in 2013 due to a combination of lower client activity and improved market conditions, notably, tightening of credit spreads. Market volatility, which was mainly driven by Eurozone in the previous year, improved in 2013 along with general market sentiment, supported by improving macroeconomic trends in developed markets resulting in the review of quantitative easing programmes.

Note
a	The primary risk factors for banking book assets and liabilities are interest rates and to a lesser extent, foreign exchange rates. Credit spreads and equity prices will also be a factor where the Group holds debt and equity securities respectively, either as Financial Assets Designated at Fair Value (see note 14) or as Available for Sale (see note 16).

166 >

Risk review > Market risk continued

The daily average, maximum and minimum values of Management VaR

For the year ended 31 December	2013			2012

Management VaR (95%)	Average £m	High[a] £m	Low[a] £m	Average £m	High[a] £m	Low[a] £m

Credit risk	18	25	12	26	44	18
Interest rate risk	13	24	6	14	23	7
Spread risk	11	21	5	23	31	17
Basis risk	11	17	7	11	21	5
Equity risk	11	21	5	9	19	4
Commodity risk	5	8	2	6	9	4
Foreign exchange risk	4	7	2	6	10	2
Inflation risk	3	8	2	3	7	2
Diversification effect[a]	(47)	n/a	n/a	(60)	n/a	n/a

Total Management VaR	29	39	21	38	75	27

The three main contributors to total Management VaR were credit, interest rate and spread risks. From average 2012 levels, average VaR for credit risk fell by £8m (31%), interest rate risk fell by £1m (7%) and spread risk fell by £12m (52%). Overall average VaR for the Investment Bank fell by £9m (24%).

Equity risk VaR is the only risk factor that has shown an increase since 2012 as the business supported several key primary market activities over the year as well as increased volume.

The business remained within the Management VaR limits approved by the Board Financial Risk Committee (BFRC) throughout 2013 for both risk factor VaR and total VaR.

Investment bank management VaR	Investment bank daily trading revenue

The histogram above shows the distribution of daily revenue for the Investment Bank in 2013 and 2012. This includes all income generated by Investment Bank except for Private Equity and Principal Investments. Business performance is discussed in more detail on pages 234 and 235.

The average daily revenue at the Investment Bank in 2013 was £41m, down 11% from 2012, however, there were more positive trading revenue days in 2013 than in 2012, with 97% of days generating positive trading revenue compared to 88% in 2012. The volatility of income was lower in 2013, in line with the decrease in average Management VaR and lower market volatility.

Note
a	The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

> 167

Investment Bank balance sheet and Management VaR

The table below provides an overview of the assets and liabilities of the major trading portfolios in Investment Bank and associated standalone Management VaR. Whilst the table on page 166 shows the total balance sheet breakdown for the Group, split by traded and non-traded net balance sheet, the table below shows the assets and liabilities for the major trading portfolios in Investment Bank that are most sensitive to market risk. These comprise available for sale investments, debt securities in issue, derivative financial instruments, positions with other financial institutions at fair value, repurchase agreements, and trading portfolio assets/liabilities. The corresponding Management VaR shown is on a standalone business perspective; refer to the table on page 167 for the total Investment Bank Management VaR by risk factor.

For the year ended 31 December 2013

Portfolio	Description of business activity	Assets £m	Liabilities £m	Average Standalone Management VaR £m	Principal balance sheet line items	Principal market risk exposure

Fixed Income, Currencies and Commodities	Market maker in fixed income, currencies and commodity markets.	518,647	505,356	19	Derivative financial instruments and repurchase agreements and trading portfolio assets/liabilities.	Market risk exposure arises from credit trading including bond syndication, and interest rate, currency and commodity market making and trading. The business is well–diversified leading to lower risk.

Client Capital Management	This function primarily manages counterparty risk exposures arising from derivative contracts.	3,221	4,996	15	Trading portfolio assets/ liabilities and derivative financial instruments and available for sale financial instruments.	Hedging the firm’s credit including counterparty risk exposure on derivatives.

Other Credit	Provides specific credit market exposures.	1,237	370	9	Trading portfolio assets/ liabilities.	Risk exposure is primarily to credit markets.

Equities	Provides equity market making and risk management services for clients.	16,265	16,954	8	Trading portfolio assets/ liabilities and derivative financial instruments.	Provides derivative solutions to clients. The business also supports cash equity trading, primary market issuance and block trades.

Portfolio Asset Book	Manages assets from non–core operations, including Exit Quadrant assets.	14,754	6,036	2	Trading portfolio assets/ liabilities and derivative financial instruments and repurchase agreements.	Credit exposures which the business has been managing down.

Investment Bank Treasury	Provides funding and liquidity services.	27,780	22,128	11	Available for sale financial investments and debt securities in issue.	The principal service is the execution of liquidity and funding operations.

Other Investment Bank assets and liabilities	–	281,888	238,588	–	Loans and advances and cash at central banks.	–

Other Investment Bank VaR and VaR diversification	–	–	–	(36)	–	–

Total Investment Bank	–	863,792	794,428	29	–	–

In order to provide an estimation of the scale of the balance sheet instruments that generate market risk, as defined by Barclays for purposes of risk management, assets and liabilities of the significant Investment Bank business lines have been aggregated. Due to differences in data sets for market risk and IFRS reporting, whilst assets and liabilities exclude balance sheet line items that would clearly not generate market risk (e.g. fixed assets), some line items included (e.g. Financial assets designated at fair value) could contain assets that do not generate market risk. Therefore other Investment Bank assets and liabilities contains (i) business lines that are primarily defined as banking book, and (ii) line items that should not generate market risk.

Management VaR is shown at 95th percentile. Market risks arising from the individual portfolios listed above diversify to provide total Investment Bank management VaR shown on page 167. Some functions such as Treasury and Client Capital Management shows exposure as a result of the service it provides to the client facing franchise, such as managing the firm’s exposure to counterparty default or providing funding to execute business. Some client activities are not within the scope of Management VaR, resulting in the potential diversification not being captured. On the other hand, Management VaR associated with Fixed Income, Currencies and Commodities reflects diversification within that business line.

The primary client facing businesses such as FICC and Equities contribute to the majority of the total balance sheet assets. The Portfolio Asset Book manages credit exposures, which have been reduced over the year in line with the Exit Quadrant strategy.

168 >

Risk review > Market risk continued

Combined Scenario Stresses

As part of Barclays risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to six global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, terrorist attacks, global recession and a sovereign peripheral crisis.

Similar to 2012, throughout 2013 the scenarios analysis showed the biggest market risk related impact would be due to a severe deterioration in liquidity and a rapid slowdown in global economy.

Review of regulatory measures

The following disclosures provide details on regulatory measures of market risk. See page 378 for more detail on regulatory measures and the differences when compared to management measures.

Barclays’ market risk capital requirements comprise two elements:

¡	Trading book positions booked to legal entities within the scope of Barclays’ PRA waiver where the market risk is measured under a PRA approved internal models approach, including Regulatory VaR, Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC) and All Price Risk (APR) as required; and

¡	Trading book positions that do not meet the conditions for inclusion within the approved internal models approach. Their capital requirement is calculated using standardised rules.

The below table summarises the regulatory market risk measures, under the internal models approach.

Analysis of Regulatory VaR, SVaR, IRC and APR measures

As at 31 December 2013	Year-end £m	Average £m	Max £m	Min £m

Regulatory VaR	42	46	67	31
SVaR	90	85	112	61
IRC	139	238	539	115
APR	29	141	183	29

As at 31 December 2012
Regulatory VaR	44	68	133	42
SVaR	68	111	139	68
IRC	532	574	931	362
APR	176	213	275	176

Average Regulatory VaR fell by 32% to £46m (2012: £68m) and average SVaR fell by 23% to £85m (2012: £111m), both driven by improving market volatility and portfolio diversification.

Average IRC fell by 59% to £238m (2012: £574m) driven by a reduction in exposure to lower rated sovereign positions and a change in directional risk in corporate debt.

Average APR reduced by 34% to £141m (2012: £213m) due to an exit of a significant portion of the correlation portfolio.

As at 31 December 2013 (Year end)	Fixed Income, Currencies and Commodities £m	Client Capital Management £m	Other Credit £m	Equities £m	Portfolio Asset Book £m	Treasury £m

Regulatory VaR	24	25	1	21	2	3
SVaR	53	41	5	82	3	14
IRC	240	60	–	24	79	2
APR	27	–	–	–	8	–

The table above shows the primary portfolios which are driving Investment Bank’s modelled capital requirement as at 2013 year end. The standalone portfolio results diversify at the total Investment Bank level and are not necessarily additive. Regulatory VaR in the prior table shows the total Investment Bank results.

> 169

Non-traded market risk review

Net interest income sensitivity

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities held at 31 December 2013 and 31 December 2012. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology as described on page 382. The benchmark interest rate for each currency is set as at 31 December 2013. The effect of structural hedging is taken into account.

Net interest income sensitivity (AEaR) by business unit

As at 31 December	UK RBB £m	Europe RBB £m	Africa RBB £m	Barclaycard £m	Corporate Banking £m	Wealth and Investment Management £m	Other[a] £m	Total £m

2013
+200bps	219	9	19	(84)	101	53	(92)	225
+100bps	118	5	9	(42)	50	27	(57)	110
-100bps	(140)	(1)	(8)	25	(160)	(15)	56	(243)
-200bps	(160)	(1)	(15)	26	(170)	(22)	49	(293)

2012
+200bps	254	(3)	62	(99)	83	51	22	370
+100bps	135	(2)	29	(49)	41	25	3	182
-100bps	(175)	2	(25)	27	(143)	(15)	(45)	(374)
-200bps	(214)	2	(50)	18	(147)	(16)	(26)	(433)

Total AEaR to a +200bp shock decreased by 39% to £225m (2012: £370m), and to a -200bp shock, total AEaR decreased by 32% to £(293)m (2012: £(433)m). The drivers of these differences were predominantly due to large changes in UK RBB, Africa RBB and Other.

The change in UK RBB was due to a reduction in savings margin compression sensitivity due to additional hedges being transacted and a change in modelling pricing assumptions for Managed Rate Deposits in that they will follow market movements more closely.

The change in Africa RBB was primarily due to exchange rates and a reduction in asset and liability mismatch positions.

The change in Other was a combination of changes in the equity structural hedge durations (across GBP, EUR and USD) and a change in the hedge ineffectiveness sensitivity driven by increases in hedge positions (partly due to the rights issue in 2013).

Banking book exposures held or issued by the Investment Bank are excluded as these are measured and managed using VaR. AEaR to 100bp shocks decreased for the same reasons as outlined above and is split by currency in the table below.

Net interest income sensitivity (AEaR) by currency (audited)

As at 31 December	2013		2012

	+100 bps £m	-100 bps £m	+100 bps £m	-100 bps £m

GBP	92	(199)	96	(273)
USD	9	(21)	30	(23)
EUR	(18)	(7)	20	(49)
ZAR	10	(9)	27	(25)
Other currencies	17	(7)	9	(4)

Total	110	(243)	182	(374)

As percentage of net interest income	0.95%	(2.09% )	1.56%	(3.21%)

Barclays measure some non-traded market risks using an Economic Capital (EC) methodology. EC is predominantly calculated using a daily VaR model and then scaled up to a 1 year EC confidence interval (99.98%). For more information on definitions of prepayment, recruitment and residual risk, and on how EC is used to manage market risk, see the market risk management section on page 382.

Note
a	Other consists of Group Treasury and adjustments made for hedge ineffectiveness.

170 >

Risk review > Market risk continued

Economic capital

As at 31 December	UK RBB £m	Europe RBB £m	Africa RBB £m	Barclaycard £m	Corporate Banking £m	Wealth and Investment Management £m	Total £m

2013
Prepayment risk	29	–	–	10	2	–	41
Recruitment risk	111	–	–	2	1	–	114
Residual risk	6	13	38	4	1	3	65

2012
Prepayment risk	38	–	–	13	2	–	53
Recruitment risk	27	–	–	1	1	–	29
Residual risk	5	15	35	2	1	1	59

Total Economic Capital (EC) increased by 56% to £220m, predominately due to the increase in recruitment risk, the risk that arises when the Group commits to providing a product at a predetermined price for a future period, but where the customer has no contractual obligation to take up the product. Recruitment risk EC in UK RBB increased from £27m to £111m driven by an increase in mortgage pre-hedging due to continuing high volumes (particularly in the five year term).

Analysis of equity sensitivity

The table below measures the overall impact of a +/- 100bps movement in interest rates on available for sale and cash flow hedge reserves. This data is captured using PV01 (Present Value of 1bp) which is an indicator of the shift in asset value for a 1bp shift in the yield.

Analysis of equity sensitivity (audited)

As at 31 December	2013		2012

	+100 bps £m	-100 bps £m	+100 bps £m	-100 bps £m

Net Interest Income	110	(243)	182	(374)
Taxation effects on the above	(27)	61	(51)	105

Effect on profit for the year	83	(182)	131	(269)

As percentage of net profit after tax	6.40%	(14.03% )	72.38%	(148.62%)

Effect on profit for the year (per above)	83	(182)	131	(269)
Available for sale reserve	(861)	861	(673)	673
Cash flow hedge reserve	(2,831)	2,808	(2,179)	2,260
Taxation effects on the above	923	(917)	799	(821)

Effect on equity	(2,686)	2,570	(1,922)	1,843

As percentage of equity	(4.20% )	4.02%	(3.20% )	3.07%

The higher sensitivity on AFS reserves is driven by an increase in debt securities held for liquidity purposes. The higher sensitivity on cash flow hedge reserves is driven by an increased volume of positions during the period.

> 171

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

There were no material net transactional foreign currency exposures outside the trading portfolio during 2013 or 2012. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group’s profit or movements in equity for either of the years ended 31 December 2013 or 2012.

b) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies principally US Dollar, Euro and South African Rand. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Common Equity Tier 1 Capital.

The Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by using the Common Equity Tier 1 Capital movements to broadly match the revaluation of the Group’s foreign currency RWA exposures.

During 2013, total structural currency exposures net of hedging instruments remained stable at £16.2bn (2012: £15.7bn).

The economic hedges primarily represent the US Dollar and Euro preference shares and additional Tier 1 instruments that are held as equity, accounted for at historic cost under IFRS and do not qualify as hedges for accounting purposes.

Functional currency of operations (audited)

	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m

As at 31 December 2013
US Dollar	34,220	5,555	12,558	16,107	5,812	10,295
Euro	9,336	538	5,570	3,228	2,833	395
Rand	3,835	–	114	3,721	–	3,721
Japanese Yen	454	89	352	13	–	13
Other	2,850	–	1,101	1,749	–	1,749

Total	50,695	6,182	19,695	24,818	8,645	16,173

As at 31 December 2012
US Dollar	34,798	6,251	13,861	14,686	4,822	9,864
Euro	5,314	1,494	1,990	1,830	1,951	(121)
Rand	4,080	–	131	3,949	–	3,949
Japanese Yen	597	175	407	15	–	15
Other	3,040	–	1,027	2,013	–	2,013

Total	47,829	7,920	17,416	22,493	6,773	15,720

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 91% of the Group’s total retirement benefit obligations globally. The other material overseas schemes are in South Africa and the US where they represent approximately 5% and 2% respectively of the Group’s total retirement benefit obligations. As such, this risk review section focuses exclusively on the UKRF.

Pension risk arises because the estimated market value of the pension fund assets might decline; or the investment returns might reduce; or the estimated value of the pension liabilities might increase.

See page 173 for more information on how pension risk is managed.

Assets

The Board of Trustees defines an overall long-term investment strategy for the UKRF, with investments across a broad range of asset classes. This ensures an appropriate mix of return seeking assets to generate future returns as well as liability matching assets to better match the future pension obligations. The main market risks within the asset portfolio are against interest rates and equities, as shown by the analysis of scheme assets within Note 37.

Fair value of UKRF plan assets increased by 4% to £23.7bn (2012: £22.8bn), driven by equities on the back of an equities rally. However, equities risk within the portfolio was relatively unchanged as its percentage against the rest of the portfolio remained stable.

172 >

Risk review > Market risk continued

Liabilities

The retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19R basis these cash flows are sensitive to changes in the expected long term inflation rate and the discount rate (AA corporate bond yield curve):

¡	An increase in long term inflation corresponds to an increase in liabilities

¡	An increase in the discount rate corresponds to a decrease in liabilities

Pension risk is generated through the Group’s defined benefits schemes and this risk is deemed to move to zero over time as the chart below shows. The chart below outline the shape of the uninflated liability cashflow profile with the majority of the cash flows (approximately 75%) falling between 0 and 40 years, peaking within the 21 to 30 year band and reducing thereafter. The shape may vary depending on changes in inflation expectation and mortality and it is updated in line with Triennial Valuation process.

For more detail on liability assumptions see note 37.

Proportion of liability cashflows

Risk measurement

In line with Barclays risk management framework, the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension positions on a total portfolio level. This ensures that the risks, diversification benefits and liability matching characteristics of the UKRF obligations and investments are adequately captured. VaR is measured and monitored on a monthly basis at the pension risk for a such as the Market Risk Committee, Pension Management Group and Pensions Executive Board. The VaR model takes into account the valuation of the liabilities based on an IAS 19R basis (see note 37). The Trustees, via their consultants Towers Watson, receive quarterly VaR measures on a Funding basis.

In addition to this, the impact of Pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally at least on an annual basis, covering scenario such as European economic crisis and quantitative easing. The UKRF exposure is also included as part of the regulatory stress tests and exercises indicated the UKRF risk profle is resilient to severe stress events.

Unlike traded market risk, the capital requirement for pension risk is not reflected in risk weighted assets. Instead, the calculation is applied as a deduction from capital resources which has a similar effect on capital ratios.

Triennial valuation

The last triennial valuation was started with an effective date of 30 September 2010. In compliance with the Pensions Act 2004, the current valuation is being carried out with an effective date of 30 September 2013. During 2014, the Bank and Trustees will agree a scheme-specific fund.

> 173

Risk review > Funding risk – Capital

Capital risk is the risk that the Group is unable to maintain appropriate capital ratios, which could lead to (i) an inability to support business activity; (ii) a failure to meet regulatory requirements; or (iii) a change to credit ratings.

All disclosures in this section (pages 174 to 182) are unaudited unless otherwise stated

Capital management is integral to the Group’s approach to financial stability and sustainability management and is therefore embedded in the way our businesses and legal entities operate. Our capital management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board.

Barclays has continued to maintain a capital buffer over the PRA’s minimum regulatory capital requirements.

For further information on funding capital risk policies, please refer to the Risk management section on pages 389 and 390.

For further information on future regulatory impacts and supervision and regulation, refer to pages 205 to 210.

The Core Tier 1 ratio increased to 13.2% (2012: 10.8%) reflecting an increase in Core Tier 1 capital of £5.1bn to £46.8bn. Barclays generated £1.3bn Core Tier 1 capital from earnings after absorbing the impact of provisions for PPI and interest rate hedging product redress. After deducting £1.7bn of dividends paid during 2013, retained regulatory capital generated from earnings decreased Core Tier 1 capital by £0.4bn. Other material movements in Core Tier 1 capital were:

¡	£5.8bn increase in share capital and share premium due to the rights issue;

¡	£0.8bn increase in share capital and share premium due to warrants exercised;

¡	£1.8bn decrease due to foreign currency movements, primarily due to the strengthening of GBP against USD and ZAR; and

¡	£0.5bn decrease in securitisation deductions due to rundown of exit quadrant assets.

Total Capital Resources increased overall by £4.8bn to £70.7bn.

The increases in Core Tier 1 capital were partially reduced by decreases in Tier 2 capital as a result of £1.4bn of redemptions of dated subordinated liabilities offset by £0.7bn of new issuances and a further £0.5bn decrease in securitisation deductions at a total capital level.

174 >

Risk review > Funding risk – Capital continued

Capital Composition

Key capital ratios

As at 31 December	2013	2012

Core Tier 1	13.2%	10.8%
Tier 1	15.7%	13.2%
Total capital	19.9%	17.0%

Capital Resources (audited)

As at 31 December	2013 £m	2012 £m

Shareholders’ equity (excluding non-controlling interests) per balance sheet	55,385	50,615
– Less: CRD IV additional Tier 1 equity[a]	(2,063)	–
Own credit cumulative loss[b]	806	804
Unrealised losses/(gains) on available for sale debt securities[b]	3	(417)
Unrealised gains on available for sale equity (recognised as Tier 2 capital)[b]	(151)	(110)
Cash flow hedging reserve[b]	(273)	(2,099)

Non-controlling interests per balance sheet	8,564	9,371
– Less: Other Tier 1 capital – preference shares	(6,131)	(6,203)
– Less: Non-controlling Tier 2 capital	(478)	(547)
Other regulatory adjustments to non-controlling interests	(23)	(171)

Other regulatory adjustments and deductions:
Defined benefit pension adjustment[b]	195	49
Goodwill and intangible assets[b]	(7,618)	(7,622)
50% excess of expected losses over impairment[b]	(787)	(648)
50% of securitisation positions	(503)	(997)
Other regulatory adjustments	(142)	(303)

Core Tier 1 capital	46,784	41,722

Other Tier 1 capital:
Preference shares	6,131	6,203
Tier 1 notes[c]	500	509
Reserve capital instruments[c]	2,858	2,866

Regulatory adjustments and deductions:
50% of material holdings	(459)	(241)
50% of the tax on excess of expected losses over impairment	6	176

Total Tier 1 capital	55,820	51,235

Tier 2 capital:
Undated subordinated liabilities	1,522	1,625
Dated subordinated liabilities	13,626	14,066
Non-controlling Tier 2 capital	478	547
Reserves arising on revaluation of property[b]	7	39
Unrealised gains on available for sale equity[b]	153	110
Collectively assessed impairment allowances	1,875	2,002

Tier 2 deductions:
50% of material holdings	(459)	(241)
50% excess of expected losses over impairment (gross of tax)	(793)	(824)
50% of securitisation positions	(503)	(997)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(768)	(1,139)
Other deductions from total capital	(288)	(550)

Total regulatory capital	70,670	65,873

Notes

a	Additional Tier 1 instruments that are not eligible for CRD III capital but are eligible under CRD IV rules.
b	The capital impacts of these items are net of tax.
c	Tier 1 notes and reserve capital instruments are included in subordinated liabilities in the consolidated balance sheet.

> 175

Movement in total regulatory capital

	2013 £m	2012 £m

Core Tier 1 capital as at 1 January	41,722	42,093

Profit for the period	1,297	181
Removal of own credit[a]	2	3,484
Dividends paid	(1,672)	(1,427)

Retained regulatory capital generated from earnings	(373)	2,238

Rights issue	5,830	–
Movement in reserves – impact of ordinary shares and share schemes	1,203	(165)
Movement in currency translation reserves	(1,767)	(1,548)
Movement in retirement benefit reserves	(515)	(1,235)
Other reserves movements	17	33

Movement in other qualifying reserves	4,768	(2,915)

Movement in regulatory adjustments and deductions:
Defined benefit pension adjustment[a]	146	53
Goodwill and intangible asset balances[a]	4	(62)
50% excess of expected losses over impairment[a]	(139)	(142)
50% of securitisation positions	494	320
Other regulatory adjustments	162	137

Core Tier 1 capital as at 31 December	46,784	41,722

Other Tier 1 capital as at 1 January	9,513	7,407
Regulatory adjustments and other movements	(89)	(82)
50% of material holdings	(218)	2,141
50% of the tax on excess of expected losses over impairment	(170)	47

Tier 1 capital as at 31 December	55,820	51,235

Tier 2 capital as at 1 January	16,327	16,323
Issuance of contingent capital notes and subordinated notes	652	2,258
Redemption of subordinated notes	(1,391)	(2,672)
Amortisation adjustments	349	(155)
Regulatory adjustments and other movements	(220)	(612)
Reserves arising on revaluation of property[a]	(32)	14
Unrealised gains on available for sale equity[a]	43	(718)
Collectively assessed impairment allowances	(127)	(383)
50% of material holdings	(218)	2,141
50% excess of expected losses over impairment (gross of tax)	31	(189)
50% of securitisation positions	494	320

Tier 2 capital as at 31 December	15,906	16,327

Other deductions from total capital as at 1 January	(1,689)	(2,588)
Investments that are not material holdings or qualifying holdings	371	852
Other deductions from total capital	262	47

Other deductions from total capital as at 31 December	(1,056)	(1,689)

Total regulatory capital as at 31 December	70,670	65,873

Note

a	The capital impacts of these items are net of tax.

176 >

Risk review > Funding risk – Capital continued

The following table represents risk weighted assets (RWAs) by risk type and business, using specific risk measurement approaches as defined under CRD III.

Risk Weighted Assets (RWAs) by risk type and business
	Credit risk			Counterparty credit risk		Market risk			Operational risk	Total RWAs
As at 31 December 2013	STD £m	F-IRB £m	A-IRB £m	Internal model method £m	Non- model method £m	STD £m	Modelled VaR £m	Charges add-on and non-VaR modelled £m	£m	£m

UK RBB	2,639	–	34,765	–	–	–	–	–	6,680	44,084
Europe RBB	4,206	–	9,568	–	4	–	–	–	2,128	15,906
Africa RBB	5,196	4,820	8,400	–	3	–	–	–	3,965	22,384
Barclaycard	18,070	–	16,479	–	–	–	–	–	6,594	41,143
Investment Bank	7,306	3,142	41,031	20,847	6,120	16,957	14,932	7,490	24,807	142,632
Corporate Bank	22,582	2,846	36,132	649	2	–	–	–	6,717	68,928
Wealth and Investment Management	11,209	225	1,796	–	230	–	–	–	3,261	16,721
Head Office Functions and Other
Operations	168	–	2,684	–	–	–	–	–	159	3,011

Total RWAs	71,376	11,033	150,855	21,496	6,359	16,957	14,932	7,490	54,311	354,809

As at 31 December 2012
UK RBB	1,163	–	31,401	–	–	–	–	–	6,524	39,088
Europe RBB	5,051	–	8,786	–	3	–	–	–	1,955	15,795
Africa RBB	3,801	5,778	10,602	–	7	–	–	–	4,344	24,532
Barclaycard	17,326	–	13,957	–	–	–	–	–	6,553	37,836
Investment Bank	9,386	3,055	48,000	25,127	4,264	25,396	22,497	15,429	24,730	177,884
Corporate Bank	28,295	3,430	31,897	500	–	–	–	–	6,736	70,858
Wealth and Investment Management	11,647	317	707	–	199	–	–	–	3,184	16,054
Head Office Functions and Other
Operations	205	–	4,961	–	–	–	–	–	160	5,326

Total RWAs	76,874	12,580	150,311	25,627	4,473	25,396	22,497	15,429	54,186	387,373

The table below outlines the 2013 changes in RWAs, split by risk type and key drivers for the movements. A more comprehensive basis of preparation for this table is disclosed within the Barclays Pillar 3 report on page 24.

Movement analysis of RWAs

	Credit Risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total £bn

As at 1 January 2013	239.8	30.1	63.3	54.2	387.4
Book size	6.0	(2.1)	(17.9)	0.1	(13.9)
Acquisitions and disposals (including Exit Quadrant)	(7.7)	(0.2)	(3.6)	0.1	(11.4)
Book quality	(4.5)	0.2	(0.1)	–	(4.4)
Model updates	2.6	0.8	(0.1)	–	3.3
Methodology and policy	1.6	(0.2)	–	–	1.4
Foreign exchange movement[a]	(4.6)	(0.3)	(0.2)	(0.1)	(5.2)
Other	0.1	(0.4)	(2.1)	–	(2.4)

As at 31 December 2013	233.3	27.9	39.3	54.3	354.8

RWAs decreased by £32.6bn, reflecting:

¡	Reductions in book size decreased RWAs by £13.9bn, primarily driven by reduced sovereign exposure and risk reductions in the trading book, offset by asset growth in UK RBB and Barclaycard;

¡	Acquisitions and disposals decreased RWAs by £11.4bn, primarily driven by Exit Quadrant reductions, offset by the acquisition of Barclays Direct;

¡	Book quality improved resulting in a RWA reduction of £4.4bn, primarily driven by changing risk profile within UK RBB, Corporate Bank and the Investment Bank;

¡	Model updates increased RWAs by £3.3bn, primarily driven by model changes within Barclaycard in order to meet changes in regulatory guidance;

¡	Methodology and policy changes increased RWAs by £1.4bn, driven by changes to the treatment of forbearance, offset by improvements to the application of collateral to credit exposures;

¡	Foreign exchange movements decreased RWAs by £5.2bn, primarily driven by the appreciation of GBP against ZAR; and

¡	Other decreased RWAs by £2.4bn, primarily driven by changes in measurement within the trading book.

Note

a	Foreign exchange movement does not include FX for IMM, Modelled Market Risk or Exit Quadrant.

> 177

CRD IV as implemented by the Prudential Regulation Authority

The new Capital Requirements Regulation and amended Capital Requirements Directive have implemented Basel 3 within the EU (collectively known as CRD IV) with effect from 1 January 2014. However, certain aspects of CRD IV are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules. Barclays has calculated RWAs, Capital and Leverage ratios reflecting our interpretation of the current rules and guidance. Further changes to the impact of CRD IV may emerge as the requirements are finalised and implemented within Barclays.

Capital ratios

Barclays continues to be in excess of minimum CRD IV capital ratios on both a transitional and fully loaded basis.

As at 31 December 2013 Barclays exceeded the PRA target fully loaded CET1 ratio of 7%. On a transitional basis the PRA has implemented a minimum requirement CET1 ratio of 4%, Tier 1 ratio of 5.5% (in 2014) and Total Capital ratio of 8%.

Barclays’ current regulatory target is to meet a fully loaded CET1 ratio of 9% by 2019, plus a Pillar 2A add-on. The 9% comprises the required 4.5% minimum CET1 ratio and, phased in from 2016, a Combined Buffer Requirement made up of a Capital Conservation Buffer (CCB) of 2.5% and an expected Globally Systemically Important Institution (G-SII) buffer of 2%.

Under current PRA guidance, the Pillar 2A add-on will need to be met with 56% CET1 from 2015, which would equate to approximately 1.4%a of RWAs if the requirement were to be applied today. The Pillar 2A add-on would be expected to vary over time according to the PRA’s individual capital guidance.

In addition, a Counter-Cyclical Capital Buffer (CCCB) and/or additional Sectoral Capital Requirements (SCR) may be required by the Bank of England to protect against perceived threats to financial stability. CRD IV also includes the potential for a Systemic Risk Buffer (SRB). These buffers could be applied at the Group level or at a legal entity, sub-consolidated or portfolio level. No CCCB, SCR or SRB has currently been set by the Bank of England.

Capital resources

The PRA has announced the acceleration of transitional provisions relating to CET1 deductions and filters so the fully loaded requirements are applicable from 1 January 2014, with the exception of unrealised gains on available for sale debt and equity. As a result, transitional capital ratios are now closely aligned to fully loaded ratios.

Following the issuance of the EBA’s final draft technical standard on own funds, a deduction has been recognised for foreseeable dividends. As at 31 December 2013, this represents an accrual for the final dividend for 2013, calculated at 3.5p per share, and the coupons on other equity accounted instruments.

Grandfathering limits on capital instruments, previously qualifying as Tier 1 and Tier 2, are unchanged under the PRA transitional rules.

The Prudential Valuation Adjustment (PVA) is shown as fully deducted from CET1 upon adoption of CRD IV. PVA is subject to a technical standard being drafted by the EBA and the impact is currently based on methodology agreed with the PRA. The PVA deduction as at 31 December 2013 was £2.5bn.

Barclays continues to recognise minority interests in eligible subsidiaries within African operations as CET1 (subject to regulatory haircuts prescribed in CRD IV) in accordance with our application of regulatory requirements on own funds.

As a result of the application of the EBA’s final draft technical standard, PRA guidance and management actions taken during 2013, net long non-significant holdings in financial entities amount to £3.5bn and are below the 10% CET1 threshold that would require a capital deduction.

RWAs

The PRA has confirmed Barclays model approvals under CRD IV, with certain provisions reflecting relevant changes to the rules and guidance; the impact of which has been reflected in our CRD IV disclosures where applicable. Barclays models are subject to continuous monitoring, update and regulatory review, which may result in future changes to CRD IV capital requirements.

It is assumed that corporates, pension funds and sovereigns that meet the eligibility conditions are exempt from CVA volatility charges.

Under CRD IV rules, all Central Clearing Counterparties (CCPs) are deemed to be ‘Qualifying’ on a transitional basis. The final determination of Qualifying status will be made by the European Securities and Markets Authority (ESMA).

RWAs include 1250% risk weighting of securitisation positions that were previously deducted from Core Tier 1 and Tier 2 capital. The RWA increases are reflected in Credit Risk, Counterparty Credit Risk and Market Risk.

Securitisation RWAs include the impact of CRD IV on applying either standardised or advanced methods for securitisation exposures dependent on the character of the underlying assets.

Note

a	Based on a point in time assessment made by the PRA, at least annually. The PRA is developing proposals to reform its Pillar 2 framework and, as noted in PS7/13 (PRA policy statement PS7/13 on strengthening capital standards published in December 2013), it expects to consult on those proposals during the course of 2014. The EBA is also developing guidelines on the Supervisory Review and Evaluation Process (SREP) and on Pillar 2 capital, which are likely to affect how the PRA approaches Pillar 2.

178 >

Risk review > Funding risk – Capital continued

Impact of CRD IV – Capital

As at 31 December 2013	Fully-loaded £bn

Core Tier 1 capital (CRD III)	46.8
RWA (CRD III)	354.8

Core Tier 1 ratio (CRD III)	13.2%

CRD IV impact on Core Tier 1 capital:
Conversion from securitisation deductions to RWAs	0.5
Prudential Valuation Adjustment (PVA)	(2.5)
Debit Valuation Adjustment (DVA)	(0.2)
Expected losses over impairment	(1.3)
Deferred tax assets deduction	(1.0)
Excess minority interest	(0.6)
Pensions	(0.2)
Foreseeable dividends	(0.7)
Gains on available for sale equity and debt	0.2
Other	(0.6)

CET1 capital	40.4
Tier 1 capital	42.7
Total capital	61.6

RWAs (CRD III)	354.8

CRD IV impact to RWAs:
Credit Valuation Adjustment (CVA)	17.3
Securitisation	19.3
Other Counterparty Credit Risk (including Central Counterparty Clearing)	30.6
Other[a]	13.6

RWA impact	80.8

CRD IV RWAs	435.6

CET1 ratio	9.3%
Tier 1 ratio	9.8%
Total capital ratio	14.1%

As at 31 December 2013, assuming 2013 was the first year of application under the PRA’s transitional rules, which reflect the maximum pace of transition, Barclays CET1 ratio would be 9.2%b,c, the Tier 1 ratio would be 11.5% and the total capital ratio would be 15.3%.

CRD IV – RWA by risk type and business

As at 31 December 2013	Credit risk £m	Counterparty credit risk £m	Market risk £m	Operational risk £m	Total CRD IV RWAs £m

UK RBB	37,456	–	–	6,680	44,136
Europe RBB	14,084	4	2	2,128	16,218
Africa RBB	18,838	3	–	3,965	22,806
Barclaycard	33,859	–	–	6,594	40,453
Investment Bank	69,621	58,188	69,029	24,807	221,645
Corporate Bank	63,101	651	–	6,717	70,469
Wealth and Investment Management	13,714	231	74	3,261	17,280
Head Office Functions and Other Operations	2,389	–	–	159	2,548

Total CRD IV RWAs	253,062	59,077	69,105	54,311	435,555

Notes

a	Other CRD IV impacts to RWAs include deferred tax asset, significant holdings in financial institutions and other items.
b	Difference to fully loaded ratio arises from an additional capital deduction for unrealised gains on available for sale debt and equity of £0.2bn.
c	The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 11.3%. This is calculated as CET1 capital as adjusted for the transitional relief (£49.4bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£6.1bn), Deferred tax asset (£0.8bn), Debit valuation adjustment (£0.2bn), Pension adjustment (£0.1bn), Expected losses over impairment (£1.7bn) and excess minority interest (£0.3bn), partially offset by removal of AFS gain (£0.2bn).

> 179

Leverage ratio requirements

CRD IV introduces a non-risk based leverage ratio that is intended to act as a supplementary back-stop to the risk-based capital measures. The CRD IV leverage ratio is calculated as CRD IV Tier 1 capital divided by CRD IV leverage exposure. Under CRD IV, banks are required to report their leverage ratio for supervisory review purposes from 2014 and from 2015 banks are required to publish their leverage ratios in Pillar 3 disclosures, with the expectation that a binding Pillar I requirement will be introduced across the EU from 2018. The EBA is tasked with monitoring banks’ submissions with regard to the leverage ratio by the end of 2016 which may result in further changes to the leverage ratio.

The PRA has communicated its expectation that Barclays meets a 3% estimated PRA leverage ratio by June 2014. The estimated PRA leverage ratio is calculated on the fully loaded CRD IV Tier 1 capital base adjusted for certain PRA defined deductions, and a PRA adjusteda CRD IV leverage exposure measure.

Barclays expects to meet the leverage expectation of 3% communicated by the PRA.

Barclays has disclosed an estimated leverage ratio based on our understanding of the requirements and guidance of CRD IV as currently published and is subject to further change as the rules are fully implemented. The estimated ratio does not take account of the finalisation of the Basel 3 leverage ratio framework issued by the Basel Committee on 12 January 2014.

CRD IV leverage ratio calculation

In calculating the CRD IV leverage ratio the IFRS balance sheet is taken as a starting point and the following key adjustments to total assets have been applied:

¡	Derivatives netting adjustment: regulatory netting applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and meeting the requirements of CRD IV;

¡	Potential Future Exposure (PFE) on derivatives: regulatory add-on for potential future credit exposures, calculated in accordance with the CRD IV mark-to-market method by assigning standardised percentages to the notional values on derivative contracts;

¡	Securities Financing Transactions (SFTs) adjustments: under CRD IV, the IFRS measure of SFTs is replaced with the Financial Collateral Comprehensive Method (FCCM) measure, calculated as an add-on equal to exposure less collateral, taking into account master netting agreements and adjusting for volatility haircuts;

¡	Undrawn Commitments: regulatory add-ons relating to off balance sheet undrawn commitments are based on a standardised credit conversion factor of 10% for unconditionally cancellable commitments and 100% for all other commitments. The rules specify relief to be applied to trade finance related undrawn commitments which are deemed to be medium/low risk (20%) and medium risk (50%);

¡	Regulatory deductions: items (comprising goodwill and intangibles, deferred tax asset permanent losses, own paper, cash flow hedge reserve, pension assets and PVA) that are deducted from the capital measure are also deducted from total leverage exposure to ensure consistency between the numerator and denominator;

¡	Other adjustments: includes adjustments required to change from an IFRS scope of consolidation to a regulatory scope of consolidation, adjustments for significant investments in financial sector entities that are consolidated for accounting purposes but not for regulatory purposes, and the removal of IFRS reduction in assets for the recognition of Credit Risk Mitigation and the netting of loans with deposits; and

¡	In addition, in accordance with SS3/13[b] the estimated PRA adjusted leverage exposure allows for further adjustments that reduce leverage exposure by £14bn. These adjustments:

*	Exclude potential future exposure on the qualifying central clearing counterparties (QCCPs) legs of client clearing transactions where Barclays does not guarantee the performance of the QCCP to the client
*	Allow for the netting of assets with cash collateral received for variation margin in relation to derivatives trades to facilitate customer central clearing as well as cash collateral received and posted on Barclays own derivative transactions with QCCPs.

Basel Committee leverage ratio

On 12 January 2014, the Basel Committee announced the finalisation of its revised rules for calculating the Basel 3 leverage ratio. These included a number of elements that would require amendments to CRD IV if adopted in the EU, although implementation timeframes within the EU are not yet clear. Compared to the current CRD IV implementation, the revised rules contain elements that will increase leverage exposure; including capturing a calculation for net written credit derivatives based upon their notional value and the inclusion of netted cash legs of SFTs. The revised rules also include elements that will reduce leverage exposure including, the removal of volatility haircuts in relation to the SFTs’ add-on, the ability to net down derivative MTM exposures with eligible cash collateral (this element includes the impact of the PRA rule changes, and expands upon them), and more favourable credit conversion factors for undrawn commitments. Based on a preliminary analysis we have estimated the changes would decrease the CRD IV leverage ratio as of 31 December 2013 by approximately 20 basis points prior to management actions.

Notes

a	Adjusted to avoid creating disincentives to facilitate central clearing for customers and cash variation margin received and posted (as specified under SS3/132).
b	PRA Supervisory Statement SS3/13 on Capital and leverage ratios for major UK banks and building societies published in November 2013.

180 >

Risk review > Funding risk – Capital continued

Estimated impact of CRD IV – leverage

Fully loaded Leverage exposure	IFRS Balance Sheet As at 31.12.13 £bn	Leverage exposure As at 31.12.13 £bn	Leverage exposure As at 30.06.13 £bn

Derivatives
IFRS derivative financial instruments	324	324	403
Additional netting adjustments for derivatives		(260)	(324)
Potential future exposure on derivatives		256	308

Total derivatives		320	387

Securities Financing Transaction (SFTs)
Reverse repurchase agreements and other similar secured lending	187	187	223
Remove IFRS reverse repurchase agreements and other similar secured lending		(187)	(223)
Add leverage exposure measure for SFTs		92	93

Total securities financing transactions		92	93

Other assets and adjustments
Loans and advances and other assets	801	801	907
Undrawn commitments		179	190
Regulatory deductions and other adjustments		(15)	(18)

Total other assets and adjustments		965	1,079

Total exposure	1,312	1,377	1,559
PRA adjustment to CRD IV leverage exposure		(14)	–

PRA adjusted leverage exposure		1,363	1,559

Leverage ratio		Leverage ratio As at 31.12.13	Leverage ratio As at 30.06.13

CET1 capital		40.4	38.1
Additional Tier 1 capital		2.3	0.2
Tier 1 capital		42.7	38.3
PRA deductions to CET1 capital[a]		(2.2)	(4.1)

PRA adjusted Tier 1 capital		40.5	34.2

CRD IV fully loaded leverage ratio		3.1%	2.5%
PRA fully loaded leverage ratio		3.0%	2.2%

The estimated PRA leverage exposure decreased to £1,363bn (June 2013: £1,559bn). Excluding the impact of movements in foreign currency, leverage exposure reduced approximately £140bn driven by reductions in loans and advances, trading portfolio assets and potential future exposure on derivatives.

Applying the Basel 3 2010 text for the calculation of leverage would result in an estimated leverage exposure of £1,521bn (June 2013: £1,665bn), reflecting an increase of £144bn in the SFT exposure calculation from the CRD IV exposure. The estimated fully loaded leverage ratio would be 2.8% (June 2013: 2.3%) on this basis.

Note

a	The PRA adjustment to CET1 capital as at 30 June 2013 included incremental expected loss charges on specific portfolios deemed vulnerable by the PRA and a deduction relating to the calculation of PVA. No adjustment for PVA was applied as at 31 December 2013 as the underlying calculation of CET1 capital has been updated to reflect the agreed change in methodology.

> 181

Economic capital (EC) and its use as part of the ICAAP assessment (Pillar 2)

RWAs, as provided in previous pages, are measured based on generic regulatory capital rules that assume all financial institutions have a well diversified portfolio. An alternative approach to measure Capital risk is to use an Economic Capital calculation approach that takes into consideration firm specific concentrations (e.g. sector, geography, single name), risk exposures and portfolio correlations.

Economic capital is an internal measure of the risk profile of the bank expressed as the estimated stress loss at a 99.98% confidence level. Barclays assesses capital requirements by measuring the Group’s risk profile using internally developed models. The Group assigns economic capital primarily within the following risk categories: credit risk, market risk, operational risk, fixed asset risk (mainly property) and pension risk.

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

UK firms, as part of Pillar 2 framework, are required to update annually the firm’s Internal Capital Adequacy Assessment Process (ICAAP). The information provided by Barclays within the ICAAP is used by the PRA/BoE to support the regulator capital solvency review. Requirements for local ICAAPs also exist in a number of jurisdictions in which Barclays operates (e.g. South Africa). The Group ICAAP is used to assesses Group-wide capital adequacy to cover for all risks to which the Group is exposed.

As part of the Group ICAAP, and in line with PRA/BoE rules, the internal measure of Capital (EC) is used to support the Group’s assessment of the appropriateness of capital allocated to each risk type. Economic Capital is also used to assess capital adequacy of a number of Barclays subsidiaries (as part of Local ICAAPs). Key risks considered as part of the Group and Local ICAAPs are:

¡	Pillar 1 risks (i.e. Credit, Market and Operational risk) – for which capital requirements are primarily based on the Regulatory Capital framework (IRB and Standardised approaches) and calculated in line with PRA rules set out in GENPRU/BIPRU. Regulatory Capital requirements are then benchmarked against our Economic Capital calculations as part of our ICAAP assessment.

¡	Non-Pillar 1 risks – for which we have bespoke approaches that are mainly included in the EC framework. Main non-Pillar 1 risks:

*	Pension risk – Barclays does not have ownership of the investments within the pension fund but rather works with the Trustees’ dedicate investment team to ensure that the risk profile is appropriate and within risk appetite;
*	Concentration risk (e.g. single name, industry, geography) – managed and monitored as part of BAU, mainly through Group risk appetite framework, policy setting, monitoring, stress testing and EC framework. For EC purposes concentration risk is accounted for within each relevant risk type (mainly as part of the Wholesale Credit Risk EC calculation); and
*	Interest Rate Risk in the Banking Book (IRRBB), also called non-traded interest rate risk (included as part of Market Risk in graphics below) – Barclays’ objective is to minimise non-traded interest rate risk and this is achieved by transferring IRRBB from the business to Barclays Treasury, which in turn hedges the net exposure via Barclays Investment Bank with the external market. Limits exist to ensure no material risk is retained within any business/product area.

Notes

a	Figures are rounded to the nearest £50m for presentation purposes.
b	Total period end spot economic capital requirement (including pension risk) as at 31 December 2013 stood at £31,050m (2012: £31,050m).
c	Economic capital charts exclude the economic capital calculated for pension risk (spot pension risk for 2013 is £4,450m compared with £3,400m in 2012).
d	Includes Transition Businesses and capital for central function risk.
e	Includes credit risk loans.
f	Includes investments in associates, private equity risk, insurance risk, residual value and business risk.

182 >

Risk review > Funding risk – Liquidity

Liquidity risk is the risk that a firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events.
All disclosures in this section (pages 183 to 199) are unaudited and exclude BAGL unless otherwise stated

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to ensure the Group maintains liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to Barclays Group.

For further detail on liquidity risk governance and framework see page 387.

Liquidity risk stress testing

Under the Liquidity Framework, Barclays has established a Liquidity Risk Appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The key expression of the liquidity risk is through internal stress testing. This involves comparing the liquidity pool with anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

Liquidity Risk Appetite

The three primary liquidity stress scenarios run by the Group under its LRA and aligned to the PRA’s prescribed stresses are:

¡	90 day market-wide stress event;

¡	30 day Barclays-specific stress event; and

¡	combined 30 day market-wide and Barclays-specific stress event.

Under normal market conditions, the liquidity pool is managed to be at least 100% of anticipated outflows under each of these stress scenarios. The 30 day Barclays-specific stress scenario, results in the greatest net outflows of each of the liquidity stress tests. The combined 30 day scenario assumes outflows consistent with a firm-specific stress for the first two weeks of the stress period, followed by relatively lower outflows consistent with a market-wide stress for the remainder of the stress period.

> 183

Key LRA assumptions include:

Liquidity risk driver	Barclays specific stress

Wholesale unsecured funding	¡ Zero rollover of wholesale deposits, senior unsecured debt and conduit commercial paper
¡ Prime brokerage: 100% withdrawal of excess client derivative margin and cash.

Wholesale secured funding	¡ Zero rollover of trades secured on less-liquid collateral
¡ Rollover of trades secured on highly-liquid collateral, subject to haircut widening.

Deposit outflow	¡ Substantial deposit outflows of Retail and Business Banking, Corporate Banking, Wealth and Investment Management as Barclays is seen as greater credit risk than competitors.

Funding concentration	¡ Additional outflows recognized against concentration of providers of wholesale secured financing
¡ Largest less-liquid secured funding counterparty refuses to roll trades.

Intra-day liquidity	¡ Anticipated liquidity required to support intra-day requirements at payment and settlement systems.

Intra-group	¡ Anticipated liquidity required to support material subsidiaries, based on stand-alone stress tests.

Off-balance sheet	¡ Significant drawdown on committed facilities based on facility type, counterparty type and counterparty creditworthiness

¡ Outflow of all collateral owed to counterparties but not yet called

¡ Collateral outflows contingent upon a multi-notch credit rating downgrade of Barclays Bank PLC

¡ Variation margin outflows due to market movements, taking into account the mismatch between collateralised and uncollateralised positions

¡ Increase in the firm’s derivative initial margin requirement.

Franchise viability	¡ Liquidity required in order to meet outflows that are non-contractual in nature but necessary in order to support the firm’s ongoing franchise (for example, market-making activities).

Mitigating actions	¡ Monetisation of unencumbered assets that are of known liquidity value to the firm but held outside the liquidity pool (subject to haircut/valuation adjustment).

Liquidity regulation

Since June 2010, the Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the PRA. The PRA defines both eligible liquidity pool assets and stress outflows against reported balances.

The Group also monitors its position against anticipated Basel 3 liquidity metrics – the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high quality liquid resources to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of at least 12 months and has been developed to promote a sustainable maturity structure of assets and liabilities.

In January 2013, the Basel Committee on Banking Supervision published a final standard for the LCR. The European CRR requires phased compliance with LCR standard from January 2015 at minimum of 60% increasing to 100% by January 2018.

In January 2014, the BCBS published a consultation proposing revision to the NSFR standards. The minimum NSFR requirement is to be introduced in January 2018 at 100%.

The methodology for estimating the LCR and NSFR is based on an interpretation of the Basel standards and includes a number of assumptions which are subject to change prior to the implementation of CRD IV.

Based on the revised Basel standards, as at 31 December 2013, Barclays had a surplus to both of these metrics with an estimated Basel 3 LCR of 102% (2012: 126%) and an estimated Basel 3 NSFR of 110% (2012: 112%).

184 >

Risk review > Funding risk – Liquidity continued

Comparing internal and regulatory liquidity stress tests

The LRA stress scenarios, the PRA ILG and Basel 3 LCR are all broadly comparable short term stress scenarios in which the adequacy of defined liquidity resources is assessed against contractual and contingent stress outflows. The PRA ILG and the Basel 3 LCR stress tests provide an independent assessment of the Group’s liquidity risk profile.

Stress Test	Barclays LRA	PRA ILG	Basel 3 LCR	Basel 3 NSFR

Time Horizon	30-90 days	3 months	30 days	12 months

Calculation	Liquid assets to net cash	Liquid assets to net cash	Liquid assets to net cash	Stable funding resources
	outflows	outflows	outflows	to stable funding
requirements

As at 31 December 2013, the Group held eligible liquid assets in excess of 100% of stress requirements for all three LRA stress tests:

Compliance with internal and regulatory stress tests

As at 31 December 2013	Barclays’ LRA (30 day Barclay specific requirement)[a] £bn	Estimated Basel 3 LCR (revised text January 2013) £bn

Total eligible liquidity pool	127	130

Asset inflows	–	12

Stress outflows
Retail and commercial deposit outflows	(47)	(60)
Wholesale funding	(33)	(23)
Net secured funding	(14)	(12)
Derivatives	(7)	(7)
Contractual credit rating downgrade exposure	(13)	(13)
Drawdowns of loan commitments	(7)	(25)
Other	(1)	–

Total stress net cash flows	(122)	(128)

Surplus	5	2

Liquidity pool as a percentage of anticipated net cash flows	104%	102%

As at 31 December 2012	129%	126%

In 2013, Barclays Group right sized its liquidity pool to reduce the large LRA and LCR surpluses to support the leverage plan and reduce the costs of surplus liquidity, while maintaining compliance with its internal liquidity risk appetite and external regulatory requirements.

Barclays plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, continuing to monitor the money markets closely, in particular for early indications of the tightening of available funding. In these conditions, the nature and severity of the stress scenarios are reassessed and appropriate action taken with respect to the liquidity pool. This may include further increasing the size of pool or monetising the pool to meet stress outflows.

Note

a	Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays-specific scenario results in the lowest ratio at 104% (2012: 129%). This compares to 127% (2012: 141%) under the 90 day market-wide scenario and 112% (2012: 145%) under the 30 day combined scenario.

> 185

Liquidity pool

The Group liquidity pool as at 31 December 2013 was £127bn (2012: £150bn). During 2013, the month-end liquidity pool ranged from £127bn to £157bn (2012: £150bn to £173bn), and the month-end average balance was £144bn (2012: £162bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows and comprises cash and unencumbered assets set out below. The decrease of the size of the liquidity pool during 2013 is consistent with Group plans to optimise the size of the liquidity pool, within our established liquidity risk appetite framework, while maintaining compliance with regulatory requirements. The change in the composition of the liquidity pool, from cash and deposits with central banks to government bonds, was done to reduce the overall cost of the liquidity pool.

Composition of the Group liquidity pool as at 31 December 2013

			Liquidity pool of which Basel 3 LCR eligible[b]
	Liquidity pool £bn	Liquidity pool of which PRA eligible[a] £bn	Level 1 £bn	Level 2A £bn	2012 Liquidity pool

Cash and deposits with central banks[c]	43	42	41	–	85

Government bonds[d]
AAA rated	52	51	52	–	40
AA+ to AA- rated	9	8	8	–	5
Other government bonds	1	–	–	–	1

Total government bonds	62	59	60	–	46

Other
Supranational bonds and multilateral development banks	3	3	3	–	4
Agencies and agency mortgage-backed securities	10	–	5	5	7
Covered bonds (rated AA- and above)	6	–	–	6	5
Other	3	–	–	–	3

Total Other	22	3	8	11	19

Total as at 31 December 2013	127	104	109	11
Total as at 31 December 2012	150	129	136	8

The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.

Liquidity pool by currency

	USD £bn	EUR £bn	GBP £bn	Other £bn	Total £bn

Liquidity pool as at 31 December 2013	31	32	38	26	127
Liquidity pool as at 31 December 2012	26	66	25	33	150

Management of the Group liquidity pool

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

As at 31 December 2013, the portion of the Group liquidity pool comprised of cash and deposits with central banks reduced to £43bn (2012: £85bn) as a result of a reallocation to government bonds and other highly liquid assets.

Barclays manages the liquidity pool on a centralised basis. As at 31 December 2013, 90% of the liquidity pool was located in Barclays Bank PLC (2012: 90%) and was available to meet liquidity needs across the Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

Notes

a	£104bn of the liquidity pool is PRA eligible as per BIPRU 12.7. In addition, there are £9bn of Level 2 assets available, as per PRA’s announcement in August 2013 that certain assets specified by PRA as Level 2 assets can be used on a transitional basis.
b	The LCR-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as defined by the Basel Committee on Banking Supervision.
c	Of which over 95% (2012: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
d	Of which over 85% (2012: over 80%) of securities are comprised of UK, US, Japan, France, Germany, Denmark and the Netherlands.

186 >

Risk review > Funding risk – Liquidity continued

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

For more detail on the Group’s other unencumbered assets see page 191.

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

Within this, the Group aims to align the sources and uses of funding. As such, retail and commercial customer loans and advances are funded by customer deposits. Other assets together with other loans and advances and unencumbered assets are funded by long term wholesale debt and equity.

Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements are matched by repurchase agreements. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities. The liquidity pool is predominantly funded through wholesale markets. These funding relationships are summarised below:

Assets[a]		Liabilities[a]

£360m (2012: £362m	Customer loans and advances		£366m (2012: £335m)	Customer deposits[b]

£127m (2012: £ 150m)	Group liquidity pool		£82m (2012: £102m)	<1 Year wholesale funding
			£103m (2012: £138m)	>1 Year wholesale funding

£162m (2012: £163m)	Other assets		£102m (2012: £106m)	Equity and other liabilities

£340m (2012: £347m)	Reverse repurchase agreements and other similar secured borrowing[c]		£340m (2012: £347m)	Repurchase agreements and other similar secured borrowing[c]

£323m (2012: £466m)	Derivative financial instruments		£319m (2012: £460m)	Derivative financial instruments

Deposit funding (including BAGL) (audited)

Deposit funding[d]

	2013			2012

Funding of loans and advances to customers As at 31 December 2013	Loans and advances to customers £bn	Customer deposits £bn	Loan to deposit ratio %	Loan to deposit ratio %

Retail and Business Banking	234	174
Corporate Banking[e]	61	109
Wealth and Investment Management	23	63

Total funding excluding secured	318	346	92	102
Secured funding[f]	–	41

Sub-total including secured funding	318	387	82	88

Retail and Business Banking, Corporate Banking and Wealth and Investment Management[e]	318	346	92	102
Investment Bank	41	20
Head Office and Other Operations	1	–
Trading settlement balances and cash collateral	70	62

Total	430	428	101	110

The Group loan to deposit ratio as at 31 December 2013 was 101% (2012: 110%).

Notes

a	BAGL Group balances other than customer loans and advances of £34bn and customer deposits of £33bn are included in other assets and liabilities.
b	Excluding cash collateral and settlement balances.
c	Comprised of reverse repurchases that provide financing to customers collateralised by highly liquid securities on a short term basis or are used to settle short term inventory positions; repo financing of trading portfolio assets and matched cash collateral and settlement balances.
d	Included within Retail, Corporate Banking, Wealth and Investment Management and the Investment Bank are BAGL Group related balances totalling £34bn of loans and advances to customers funded by £33bn of customer deposits (£7bn of which is BAGL Investment Bank).
e	In addition Corporate Banking holds £15.7bn (2012: £17.6bn) loans and advances as financial assets held at fair value.
f	Secured funding includes covered bonds, public securitisations, bilateral repos and central banks borrowings. These are not included within customer deposits.

> 187

Retail and Business Banking, Corporate Banking and Wealth and Investment Management activities are funded with customer deposits. As at 31 December 2013, the loan to deposit ratio for these businesses was 92% (2012: 102%). The excess of the Investment Bank’s loans and advances over deposits is funded with long-term debt and equity. The Investment Bank does not rely on customer deposit funding from Retail and Business Banking, Corporate Banking and Wealth and Investment Management.

As at 31 December 2013, £122bn (2012: £112bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits, there were £3bn (2012: £3bn) of other liabilities insured by governments.

Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps protect against unexpected fluctuations in balances. Such accounts form a stable funding base for the Group’s operations and liquidity needs. Barclays models the behaviour of both assets and liabilities to assess balance sheet funding gaps. The behavioural modelling approach reflects the forward-looking macroeconomic outlook and captures customer roll-over behaviour and optionality within a given asset or liability product. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds.

Behavioural Maturity Profile (including BAGL)

				Behavioural maturity profile cash outflow/(inflow)
As at 31 December 2013	Loans and advances to customers £bn	Customer deposits £bn	Customer funding surplus/ (deficit) £bn	Less than one year £bn	Greater than one year £bn

Retail and Business Banking	234	174	(60)	(6)	(54)
Corporate Banking	61	109	48	20	28
Wealth and Investment Management	23	63	40	6	34

Total Retail and Business Banking, Corporate Banking and Wealth and Investment Management funding excluding secured	318	346	28	20	8

As at 31 December 2012
Retail and Business Banking	231	156	(75)	(17)	(58)
Corporate Banking	64	100	36	12	24
Wealth and Investment Management	21	54	33	7	26

Total Retail and Business Banking, Corporate Banking and Wealth and Investment Management funding excluding secured	316	310	(6)	2	(8)

The relatively low cash outflow within one year demonstrates that customer funding remains broadly matched from a behavioural perspective.

Wholesale funding

Wholesale funding relationships are summarised below:

Assets

	2013 £bn	2012 £bn

Trading portfolio assets and other securities	63	85
Reverse repurchase agreements	133	132

Reverse repurchase agreements	53	44

Derivative financial instruments	323	466

Liquidity pool	127	150
Other assets[a]	119	145

Liabilities

	2013 £bn	2012 £bn

Repurchase agreements	196	217

Trading portfolio liabilities	53	44

Derivative financial instruments	319	460

Less than 1 year wholesale debt	82	102
Greater than 1 year wholesale debt and equity	164	194

Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements (i.e. secured lending) are matched by repurchase agreements. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities (see note 19 ‘offsetting financial assets and liabilities’ for further detail on netting).

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

188 >

Risk review > Funding risk – Liquidity continued

Composition of wholesale funding

The Group maintains access to a variety of sources of wholesale funds in major currencies, including those available from money markets, repo markets and term investors, across a variety of distribution channels and geographies. The Group is an active participant in money markets, has direct access to US, European and Asian capital markets through its global investment banking operations and long-term investors through its clients worldwide. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

As at 31 December 2013, total wholesale funding outstanding (excluding repurchase agreements) was £186bn (2012: £240bn). £82bn (2012: £102bn) of wholesale funding matures in less than one year of which £23bn (2012: £18bn)a relates to term funding £104bn (2012: £138bn) of wholesale funding had a residual maturity of over one year. Maturing wholesale liabilities have been replaced with customer deposits to increase the resilience and sustainability of the funding structure.

As at 31 December 2013, outstanding wholesale funding comprised £35bn (2012: £40bn) of secured funding and £151bn (2012: £199bn) of unsecured funding.

Maturity profile of wholesale funding[b]

	Not more than one month £bn	Over one month but not more than three months £bn	Over three months but not more than six months £bn	Over six months but not more than nine months £bn	Over nine months but not more than one year £bn	Sub-total less than one year £bn	Over one year but not more than two years £bn	Over two years but not more than five years £bn	More than five years £bn	Total £bn

Deposits from banks	9.4	5.7	0.7	1.0	0.3	17.1	4.4	0.2	–	21.7
Certificates of deposit and commercial paper	2.1	10.8	6.8	5.4	2.6	27.7	0.6	0.6	0.4	29.3
Asset backed commercial paper	2.7	2.1	–	–	–	4.8	–	–	–	4.8
Senior unsecured (Public benchmark)	2.5	0.8	2.6	1.6	0.1	7.6	3.9	6.0	3.9	21.4
Senior unsecured (Privately placed)	1.0	2.6	3.5	4.2	2.4	13.7	9.4	15.6	11.5	50.2
Covered bonds/ABS	0.3	0.4	0.4	3.3	0.6	5.0	6.9	6.0	7.1	25.0
Subordinated liabilities	–	0.2	–	–	–	0.2	0.1	2.9	17.6	20.8
Other[c]	2.3	1.4	1.5	0.4	0.3	5.9	1.8	2.5	2.1	12.3

Total as at 31 December 2013	20.3	24.0	15.5	15.9	6.3	82.0	27.1	33.8	42.6	185.5

Of which secured	4.6	3.7	1.4	3.5	0.7	13.9	7.3	6.5	7.2	34.9
Of which unsecured	15.7	20.3	14.1	12.4	5.6	68.1	19.8	27.3	35.4	150.6

Total as at 31 December 2012	29.4	39.4	17.5	8.2	7.2	101.7	28.3	56.2	53.5	239.7

Of which secured	5.9	4.0	2.4	0.8	0.5	13.6	5.2	13.8	7.8	40.4
Of which unsecured	23.5	35.4	15.1	7.4	6.7	88.1	23.1	42.4	45.7	199.3

Outstanding wholesale funding includes £50bn (2012: £63bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. A large proportion of end users of these products are individual retail investors.

In 2013, Barclays repaid €3bn of funding raised through the European Central Bank’s 3 year LTRO, leaving €5bn (2012: €8bn) outstanding as at 31 December 2013.

The liquidity risk of wholesale funding is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £45bn (2012: £48bn).

The average maturity of wholesale funding net of the liquidity pool was at least 69 months (2012: 61 months).

Notes

a	Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year. In addition, at 31 December 2013, £3bn of these instruments were not counted towards term financing as they had an original maturity of less than 1 year.
b	The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England’s Funding for Lending Scheme. Included within deposits from banks are £4.1bn of liabilities drawn in the European Central Bank’s 3 year LTRO.
c	Primarily comprised of fair value deposits (£4.6bn) and secured financing of physical gold (£5.0bn).

> 189

Currency composition of wholesale debt

As at 31 December 2013 the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funds

	USD %	EUR %	GBP %	Other %

Deposits from banks	14	55	24	7
Certificates of deposits and commercial paper	64	19	16	1
Asset backed commercial paper	87	6	7	–
Senior unsecured	30	34	16	20
Covered bonds/ABS	22	61	16	1
Subordinated liabilities	37	28	34	1

Total as at 31 December 2013	35	36	19	10

Total as at 31 December 2012	31	38	22	9

To manage cross-currency refinancing risk Barclays manages to foreign exchange cash-flow limits, which limit risk at specific maturities. Across wholesale funding, the composition is materially unchanged.

Term financing

In 2013, term funding maturities were mostly offset by cash inflows arising from growth in customer deposits and run-off of Exit Quadrant assets, while a significant portion of the Group’s 2013 funding needs were pre-funded in 2012.

The Group issued £1bn of net term funding in 2013, including $1bn of CRD IV compliant Tier 2 capital. This issuance was an important transitional step towards Barclays end state CRD IV capital structure.

The Group has £24bn of term debt maturing in 2014 and a further £22bn maturing in 2015a. The Group expects to issue more public wholesale debt in 2014 than in 2013 in order to maintain a stable and diverse funding base by type, currency and distribution channel.

Encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Barclays funds a portion of trading portfolio assets and other securities via repurchase agreements and other similar borrowing and pledges a portion of customer loans and advances as collateral in securitisation, covered bond and other similar secured structures. Barclays monitors the mix of secured and unsecured funding sources within the Group’s funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations.

As at 31 December 2013, £187bn (2012: £231bn) of the Group’s assets were encumbered (excluding reverse repurchase agreements), which primarily related to firm financing of trading portfolio assets and other securities and to funding secured against loans and advances to customers. Encumbered assets have been identified via the Group’s assets pledged process. For securities and commodities assets are considered encumbered if there has been legal title transfer against repurchase, stock lending and other similar secured borrowing agreements, trading portfolio liabilities or derivatives margin. Encumbered loans and advances have been identified where assets are pledged against external securitisations or covered bonds or have been used in external repurchase or other similar agreements with market counterparts or central banks. Additionally, encumbered assets include cash collateral posted. Encumbered assets do not include assets which may have been pledged for other reasons and do not include client activity.

In addition, £321bn (2012: £310bn) of the total £390bn (2012: £360bn) securities accepted as collateral, and held off-balance sheet, were on-pledged, the significant majority of which related to matched-book activity where reverse repurchase agreements are matched by repurchase agreements entered into to facilitate client activity. The remainder relates primarily to reverse repurchases used to settle trading portfolio liabilities as well as collateral posted against derivatives margin requirements.

Note

a	Includes £0.3bn of bilateral secured funding in 2014 and £2bn in 2015.

190 >

Risk review > Funding risk – Liquidity continued

As at 31 December 2013, £332bn (2012: £300bn) of assets were identified as readily available. These consist of on and off-balance sheet assets that have not been identified as encumbered and are in transferable form. They include cash and securities held in the Group liquidity pool as well as additional unencumbered assets which provide a source of contingent liquidity. While these additional assets are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale. Loans and advances to customers are only classified as readily available if they are already in a form such that they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles and collateral pre-positioned at central banks and available for use in secured financing transactions.

As at 31 December 2013, £222bn (2012: £237bn) of assets were identified as available as collateral. These assets are not subject to any restrictions on their ability to secure funding, be offered as collateral, or sold to reduce potential future funding requirements, but are not immediately available in the normal course of business in their current form. They primarily consist of loans and advances a proportion of which would be suitable for use in secured funding structures but are conservatively classified as not readily available because they are not in transferable form.

Not available collateral consist of assets that cannot be pledged or used as security for funding due to restrictions that prevent their pledge or use as security for funding in the normal course of business.

Derivatives and reverse repo assets relate specifically to reverse repurchase agreements, derivatives and other similar secured lending. These are shown separately as these on-balance sheet assets cannot be pledged. However, these assets can give rise to the receipt of non-cash assets which are not recognised on the balance sheet, but can be used to raise secured funding or meet additional funding requirements.

Asset encumbrance

		Encumbered assets	Unencumbered assets		Unencumbered – cannot be pledged as collateral
On-balance sheet As at 31 December 2013	Assets[a] £bn	Assets pledged as collateral £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and reverse repos £bn

Cash and balances at central banks	43.8	–	43.8	–	–	–
Trading portfolio assets	130.6	65.3	65.3	–	–	–
Financial assets at fair value	36.6	0.3	9.1	21.0	0.9	5.3
Derivative financial instruments	322.7	–	–	–	–	322.7
Loans and advances – banks[b]	16.6	–	5.6	4.0	7.0	–
Loans and advances – customers[b]	324.7	62.6	66.1	196.0	–	–
Cash collateral and settlement balances	91.3	50.6	–	–	40.7	–
Available for sale financial investments	86.8	8.4	74.6	0.5	3.3	–
Reverse repurchase agreements	186.0	–	–	–	–	186.0
Property plant and equipment	3.8	–	–	–	3.8	–
Items in the course of collection from other banks	1.0	–	–	–	1.0	–
Other assets	3.5	–	–	–	3.5	–
Current tax asset	0.2	–	–	–	0.2	–
Investment in associates and joint ventures	0.6	–	–	–	0.6	–
Goodwill and intangible assets	6.3	–	–	–	6.3	–
Deferred tax assets	4.8	–	–	–	4.8	–
Retirement benefit assets	–	–	–	–	–	–

Total on-balance sheet	1,259.3	187.2	264.5	221.5	72.1	514.0

Off-balance sheet

			Unencumbered assets		Unencumbered –cannot be pledged as collateral
	Collateral received £bn	Collateral received of which on-pledge £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn

Fair value of securities accepted as collateral	389.8	321.1	67.2	–	1.5

Total unencumbered collateral			331.7	221.5	73.6

Notes

a	The amounts included in the table are for the Group excluding BAGL. The assets relating to BAGL amount to £53bn (2012: £56.2bn), of which nil (2012: £0.2bn) are encumbered assets. Securities received as collateral by BAGL of £0.7bn (2012: £0.6bn) have also been excluded.
b	Excluding cash collateral and settlement balances.

> 191

Asset encumbrance

		Encumbered assets	Unencumbered assets		Unencumbered – cannot be pledged as collateral
On-balance sheet As at 31 December 2012	Assets[a] £bn	Assets pledged as collateral £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and reverse repos £bn

Cash and balances at central banks	84.6	–	84.6	–	–	–
Trading portfolio assets	143.3	85.3	58.0	–	–	–
Financial assets at fair value	43.5	8.1	6.7	22.2	0.8	5.7
Derivative financial instruments	466.4	–	–	–	–	466.4
Loans and advances – banks[b]	16.0	–	6.5	2.3	7.2	–
Loans and advances – customers[b]	325.8	72.9	40.4	212.5		–
Cash collateral and settlement balances	85.1	52.5			32.6	–
Available for sale financial investments	70.3	12.3	54.0	0.4	3.6	–
Reverse repurchase agreements	176.2	–	–	–	–	176.2
Property, plant and equipment	4.9	–	–	–	4.9	–
Items in the course of collection from other banks	1.1	–	–	–	1.1	–
Other assets	4.0	–	–	–	4.0	–
Current tax asset	0.2	–	–	–	0.2	–
Investment in associates and joint ventures	0.6	–	–	–	0.6	–
Goodwill and intangible assets	6.5	–	–	–	6.5	–
Deferred tax assets	3.5	–	–	–	3.5	–
Retirement benefit assets	0.1	–	–	–	0.1	–

Total on-balance sheet	1,432.1	231.1	250.2	237.4	65.1	648.3

Off-balance sheet

			Unencumbered assets		Unencumbered – cannot be pledged as collateral
	Collateral received £bn	Collateral received of which on-pledge £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn

Fair value of securities accepted as collateral	360.5	309.5	50.1	–	0.9

Total unencumbered collateral			300.3	237.4	66.0

Notes

a	The amounts included in the table are for the Group excluding BAGL. The assets relating to BAGL amount to £53bn (2012: £50.2bn), of which nil (2012: £0.2bn) are encumbered assets. Securities received as collected by BAGL of £0.7bn (2012: £0.6bn) have also been excluded.
b	Excluding cash collateral and settlement balances.

192 >

Risk review > Funding risk – Liquidity continued

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

The cash value of repurchase and reverse repurchase transactions will typically differ from the market value of the collateral against which these transactions are secured by an amount referred to as a haircut (or overcollateralisation). Typical haircut levels vary depending on the quality of the collateral that underlies these transactions. For transactions secured against highly liquid collateral, lenders demand relatively small haircuts (typically ranging from 0-2%). For transactions secured against less liquid collateral, haircuts vary by asset class (typically ranging from 5-10% for corporate bonds and other less liquid collateral).

As at 31 December 2013, the significant majority of repurchase activity related to matched-book activity. The Group may face refinancing risk on the net maturity mismatch for matched-book activity. 76% (2012: 75%) of matched-book activity is against highly liquid collateral. Where less liquid collateral is used, net repurchase refinancing requirements are managed to longer-tenors.

Net matched-book activity[a,b]

Negative number represents net repurchase agreement (net liability) As at 31 December 2013	Less than one month £bn	One month to three months £bn	Over three months £bn

Highly liquid	(8.9)	2.3	6.6
Less liquid	4.3	(0.1)	(4.2)

Total	(4.6)	2.2	2.4

As at 31 December 2012
Highly liquid	(14.1)	6.6	7.5
Less liquid	5.7	(1.7)	(4.0)

Total	(8.4)	4.9	3.5

The residual repurchase agreement activity is the firm-financing component and reflects Barclays funding of a portion of its trading portfolio assets. The primary risk related to firm-financing activity is the inability to roll-over transactions as they mature. However, 63% (2012: 74%) of firm-financing activity was secured against highly liquid assets and the weighted average maturity of firm-financing activity secured against less liquid assets was 69 days (2012: 84 days).

Firm-financing repurchase agreements[a,b]

As at 31 December 2013	Less than one month £bn	One month to three months £bn	Over three months £bn	Total £bn

Highly liquid	42.8	7.9	2.9	53.6
Less liquid	20.7	2.9	7.8	31.4

Total	63.5	10.8	10.7	85.0

As at 31 December 2012
Highly liquid	66.8	6.5	2.9	76.2
Less liquid	16.0	4.3	6.0	26.3

Total	82.8	10.8	8.9	102.5

Notes

a	Highly liquid assets include government bonds, agency securities and mortgage-backed securities. Less liquid assets include asset backed securities, corporate bonds, equities and other.
b	Includes collateral swaps.

> 193

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

Credit ratings As at 31 December 2013	Standard & Poor’s	Moody’s	Fitch	DBRS

Barclays Bank PLC	A (Stable)	A2 (Negative)	A (Stable)	AA (Low) (Stable)
Long-term	A-1	P-1	F1	R-1 (mid)
Short-term	bbb+	C-/baa2	a	A (high)

Barclays PLC
Long-term	A- (Stable)	A3 (Negative)	A (Stable)	n/a
Short-term	A-2	P-2	F1	n/a

During 2013, Barclays was downgraded one notch by Standard & Poor’s, as the rating agency views increased risk for some large European banks operating in investment banking due to tightening regulation and uncertain market conditions. As a result Barclays Bank PLC’s rating moved to A/A-1 from A+/A-1, and Barclays PLC’s to A-/A-2 from A/A-1. Similarly, DBRS downgraded Barclays Bank PLC, to AA (Low)/R-1 (Mid) from AA/R-1 (High), mainly driven by the changing regulatory environment. The downgrades were fully reserved for in the liquidity pool and there was no significant change in deposit funding or wholesale funding. Fitch and Moody’s affirmed Barclays Bank PLC and Barclays PLC ratings.

Barclays’ ratings currently benefit from sovereign support assumptions made by rating agencies. Levels of sovereign supports are reflected in the difference between the standalone rating and Barclays Bank PLC’s long-term rating. As regulation evolves, rating agencies have communicated their intention to remove all or part of this support over time. As a consequence, Moody’s put Barclays’ long-term and short-term ratings on a Negative outlook.

The table below shows contractual collateral requirements and contingent obligations following one and two notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

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

Contractual credit rating downgrade exposure (cumulative cash flow)

	Cumulative cash outflow
As at 31 December 2013	One-notch downgrade £bn	Two-notch downgrade £bn

Securitisation derivatives	7	8
Contingent liabilities	6	6
Derivatives margining	–	1
Liquidity facilities	1	2

Total contractual funding or margin requirements	14	17

As at 31 December 2012
Securitisation derivatives	5	7
Contingent liabilities	7	7
Derivatives margining	–	1
Liquidity facilities	1	2

Total contractual funding or margin requirements	13	17

Note

a	Refers to Standard & Poor’s Stand-Alone Credit Profile (SACP), Moody’s Bank Financial Strength Ratio (BFSR) Baseline Credit Assessment (BCA), Fitch Viability Rating (VR) and DBRS Intrinsic Assessment (IA).

194 >

Risk review > Funding risk – Liquidity continued

Liquidity management at BAGL Group (audited)

Liquidity risk is managed separately at BAGL Group due to local currency, funding and regulatory requirements.

In addition to the Group liquidity pool, as at 31 December 2013, BAGL Group held £4bn (2012: £5bn) of liquidity pool assets against BAGL-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills.

The BAGL loan to deposit ratio as at 31 December 2013 was 103% (2012: 113%).

As at 31 December 2013, BAGL had £9bn of wholesale funding outstanding (2012: £12bn), of which £6bn matures in less than 12 months (2012: £6bn).

Contractual maturity of financial assets and liabilities (audited)

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

> 195

Contractual maturity of financial assets and liabilities (including BAGL) (audited)

As at 31 December 2013	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	38,602	7,085	–	–	–	–	–	–	–	–	45,687
Items in the course of collection from other banks	894	388	–	–	–	–	–	–	–	–	1,282
Trading portfolio assets	133,069	–	–	–	–	–	–	–	–	–	133,069
Financial assets designated at fair value	1,029	12,743	654	853	415	2,270	673	1,410	1,035	16,280	37,362
Derivative financial instruments	321,590	368	163	88	32	283	480	294	545	492	324,335
Loans and advances to banks	6,558	27,698	973	538	588	295	370	109	63	661	37,853
Loans and advances to customers	30,422	92,151	7,058	7,459	8,450	30,144	27,201	45,699	60,537	121,290	430,411
Reverse repurchase agreements and other similar secured lending	21	172,401	9,119	2,335	2,583	107	–	130	–	83	186,779
Available for sale financial investments	632	2,633	3,186	2,115	5,722	9,755	14,366	14,767	24,433	14,147	91,756
Other financial assets	–	1,693	–	–	–	305	–	–	–	–	1,998

Total financial assets	532,817	317,160	21,153	13,388	17,790	43,159	43,090	62,409	86,613	152,953	1,290,532

Other assets											21,735

Total assets											1,312,267

Liabilities
Deposits from banks	7,005	40,631	738	1,112	426	4,658	111	137	–	16	54,834
Items in the course of collection due to other banks	1,037	322	–	–	–	–	–	–	–	–	1,359
Customer accounts	293,708	102,873	8,708	5,928	6,308	3,436	1,587	2,237	1,869	1,248	427,902
Repurchase agreements and other similar secured borrowing	76	189,401	4,371	556	914	1,378	17	35	–	–	196,748
Trading portfolio liabilities	53,464	–	–	–	–	–	–	–	–	–	53,464
Financial liabilities designated at fair value	636	8,215	5,257	4,712	3,425	11,107	6,527	10,138	6,678	6,396	63,091
Derivative financial instruments	319,361	11	11	13	6	48	157	208	583	236	320,634
Debt securities in issue	72	22,233	10,553	10,812	3,486	11,786	6,705	8,350	10,657	2,039	86,693
Subordinated liabilities	–	327	20	177	–	281	6	3,225	10,581	7,078	21,695
Other financial liabilities	–	3,471	–	–	–	1,478	–	–	–	–	4,949

Total financial liabilities	675,359	367,484	29,658	23,310	14,565	34,172	15,110	24,330	30,368	17,013	1,231,369

Other liabilities											16,949

Total liabilities											1,248,318

Cumulative liquidity gap	(142,542)	(192,866)	(201,371)	(211,293)	(208,068)	(199,081)	(171,101)	(133,022)	(76,777)	59,163	63,949

196 >

Risk review > Funding risk – Liquidity continued

Contractual maturity of financial assets and liabilities (including BAGL) (audited)

As at 31 December 2012	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	42,435	43,756	–	–	–	–	–	–	–	–	86,191
Items in the course of collection from other banks	1,242	231	–	–	–	–	–	–	–	–	1,473
Trading portfolio assets	146,352	–	–	–	–	–	–	–	–	–	146,352
Financial assets designated at fair value	1,268	15,951	881	635	655	2,054	2,071	1,283	1,861	18,592	45,251
Derivative financial instruments	465,357	169	49	32	24	355	643	1,349	717	461	469,156
Loans and advances to banks	4,646	32,761	236	259	708	933	152	136	172	459	40,462
Loans and advances to customers	37,503	76,112	7,971	8,399	8,844	26,789	28,141	46,338	64,445	119,364	423,906
Reverse repurchase agreements and other similar secured lending	36	164,866	8,709	1,388	1,224	66	82	117	12	22	176,522
Available for sale financial investments	333	4,338	2,770	5,230	4,725	10,805	5,263	14,145	15,189	12,311	75,109
Other financial assets	–	1,615	–	–	–	386	–	–	–	–	2,001

Total financial assets	699,172	339,799	20,616	15,943	16,180	41,388	36,352	63,368	82,396	151,209	1,466,423

Other assets											21,912

Total assets											1,488,335

Liabilities
Deposits from banks	8,619	57,101	1,664	532	312	1,617	5,591	334	229	1,013	77,012
Items in the course of collection due to other banks	1,463	124	–	–	–	–	–	–	–	–	1,587
Customer accounts	255,747	90,490	9,810	8,086	4,572	11,148	865	1,925	1,981	787	385,411
Repurchase agreements and other similar secured borrowing[a]	394	206,355	5,331	2,321	1,421	47	780	529	–	–	217,178
Trading portfolio liabilities	44,794	–	–	–	–	–	–	–	–	–	44,794
Financial liabilities designated at fair value	1,434	7,982	6,278	3,929	3,249	11,977	11,922	11,248	10,145	8,855	77,019
Derivative financial instruments	459,587	63	32	29	19	333	337	507	1,074	740	462,721
Debt securities in issue	1,467	38,850	10,796	4,778	4,350	16,388	13,046	14,965	12,208	2,677	119,525
Subordinated liabilities	–	877	–	–	92	363	400	1,840	11,883	8,563	24,018
Other financial liabilities	–	4,080	–	–	–	641	–	–	–	–	4,721

Total financial liabilities	773,505	405,922	33,911	19,675	14,015	42,514	32,941	31,348	37,520	22,635	1,413,986

Other liabilities											14,363

Total liabilities											1,428,349

Cumulative liquidity gap	(74,333)	(140,456)	(153,751)	(157,483)	(155,318)	(156,444)	(153,033)	(121,013)	(76,137)	52,437	59,986

Expected maturity dates do not differ significantly from the contract dates, except for:

¡	Trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies;

¡	Retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type (see Behavioural maturity profile on page 188); and

¡	Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

Note

a	Balances have been revised to better reflect the contractual maturity of repurchase agreements.

> 197

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

Contractual maturity of financial liabilities – undiscounted (including BAGL) (audited)

	On demand £m	Within one year £m	Over one year but not more than five years £m	Over five years £m	Total £m

As at 31 December 2013
Deposits from banks	7,005	42,923	4,956	70	54,954
Items in the course of collection due to other banks	1,037	333	–	–	1,370
Customer accounts	293,708	124,023	8,175	5,077	430,983
Repurchase agreements and other similar secured lending	76	195,246	1,431	–	196,753
Trading portfolio liabilities	53,464	–	–	–	53,464
Financial liabilities designated at fair value	636	21,659	29,037	20,777	72,109
Derivative financial instruments	319,361	45	450	1,246	321,102
Debt securities in issue	72	48,333	29,192	14,813	92,410
Subordinated liabilities	–	1,468	7,082	19,117	27,667
Other financial liabilities	–	3,471	1,478	–	4,949

Total financial liabilities	675,359	437,501	81,801	61,100	1,255,761

At 31 December 2012
Deposits from banks	8,619	59,677	7,629	1,267	77,192
Items in the course of collection due to other banks	1,463	124	–	–	1,587
Customer accounts	255,747	113,220	14,492	3,624	387,083
Repurchase agreements and other similar secured lending	394	215,435	1,357	–	217,186
Trading portfolio liabilities	44,794	–	–	–	44,794
Financial liabilities designated at fair value	1,434	21,480	35,886	24,301	83,101
Derivative financial instruments	459,587	144	1,193	2,079	463,003
Debt securities in issue	1,467	60,396	46,742	16,566	125,171
Subordinated liabilities	–	1,948	6,284	24,266	32,498
Other financial liabilities	–	4,080	641	–	4,721

Total financial liabilities	773,505	476,504	114,224	72,103	1,436,336

198 >

Risk review > Funding risk – Liquidity continued

Maturity analysis of off-balance sheet commitments received (including BAGL)[a]

	On demand £m	Within one year £m	Over one year but not more than five years £m	Over five years £m	Total £m

As at 31 December 2013
Guarantees, letters of credit and credit insurance	10,114	181	644	155	11,094
Forward starting repurchase agreements	–	14,334	–	–	14,334

Total off balance sheet commitments received	10,114	14,515	644	155	25,428

As at 31 December 2012
Guarantees, letters of credit and credit insurance	9,108	207	760	303	10,378
Forward starting repurchase agreements	–	22,831	–	–	22,831

Total off balance sheet commitments received	9,108	23,038	760	303	33,209

Maturity analysis of off-balance sheet commitments given (including BAGL) (audited)[a]

	On demand £m	Within one year £m	Over one year but not more than five years £m	Over five years £m	Total £m

As at 31 December 2013
Contingent liabilities	17,873	1,583	1,174	554	21,184
Documentary credits and other short term trade related transactions	504	188	88	–	780
Forward starting reverse repurchase agreements	–	19,936	–	–	19,936
Standby facilities, credit lines and other commitments	247,045	3,845	3,514	451	254,855

Total off balance sheet commitments given	265,422	25,552	4,776	1,005	296,755

As at 31 December 2012
Contingent liabilities	18,419	2,123	1,077	642	22,261
Documentary credits and other short term trade related transactions	134	732	111	50	1,027
Forward starting reverse repurchase agreements	–	23,549	–	–	23,549
Standby facilities, credit lines and other commitments	239,881	4,459	3,045	431	247,816

Total off balance sheet commitments given	258,434	30,863	4,233	1,123	294,653

Note

a	The presentation of the tables for off balances sheet commitments received and given has been enhanced in line with the Enhanced Disclosure Taskforce recommendations.

> 199

Risk review > Operational risk

Operational risk is defined as the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.
All disclosures in this section (page 200) are unaudited

Operational risks are inherent in all the Group’s business activities and are typical of any large enterprise. It is not cost effective to attempt to eliminate all operational risks and in any event it would not be possible to do so. Small losses from operational risks are expected to occur and are accepted as part of the normal course of business. More material losses are less frequent and the Group seeks to reduce the likelihood of these in accordance with its risk appetite.

The Operational Principal Risk comprises the following Key Risks: CyberSecurity, External Suppliers, Financial Reporting, Fraud, Information, Legal, Payments, People, Premises and Security, Product, Regulatory, Taxation, Technology and Transaction Operations. For definitions of these key risks see page 384.

Operational risk profile

The Barclays operational risk profile in 2013 was dominated by further charges of £1,350m (2012: £1,600m) for PPI and interest rate hedging product redress of £650m (2012: £850m). In response to these and other historical issues, and following publication of the Salz review, work continues to enhance the internal control and risk management framework (see the Risk Management section on page 385) with the creation of a new Board-level committee charged with specific oversight of operational and conduct risks, reputational matters and the citizenship strategy.

Within operational risk a high proportion of risk events have a low associated financial cost and a very small proportion of operational risk events will have a material impact on the financial results of the Group. In 2013 79.2% of the Group’s net reportable operational risk losses had a value of £50,000 or less (2012: 74.7%) and accounted for only 1.8% (2012: 1.3%) of the Group’s total net loss impact.

The analysis below presents Barclays operational risk events by Basel 2 category. There has been a slight reduction in the proportion of losses by amount within the Clients, Products and Business Practices category to 90.0% (2012: 92.2%), but this is still heavily impacted by provisions for PPI and interest rate hedging product redress. Execution, Delivery and Process Management impacts increased to 5.2% (2012: 3.7%). These events are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis. These are often fully or partially recovered, resulting in low value net losses. External Fraud with 63% (2012: 41%), is the category with the highest frequency of events where high volume, low value events are also consistent with industry experience, driven by debit and credit card fraud.

The Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review from the Operational Risk & Control Committee (ORCC). External Fraud and Technology have been noted by the ORCC as key operational risk exposures. External Fraud has increased driven by the higher number of fraud events, particularly in credit card portfolios, and business growth, whereas for Technology there is an ongoing programme of work to improve controls, through efficiency and automation, and a focus on infrastructure resilience. CyberSecurity risk continues to be an area of attention given the increasing sophistication and scope of potential cyber-attack. Risks to technology and CyberSecurity change rapidly and require continued focus and investment.

For further information see Risk Management section (pages 384 to 386).

Operational risk events by risk category	Operational risk events by risk category
% of total risk events by count	% of total risk events by value

200 >

Risk review > Reputation risk

Reputation risk is the risk of damage to Barclays brand arising from any association, action or inaction which is perceived by stakeholders (e.g. customers, clients, colleagues, shareholders, regulators, opinion formers) to be inappropriate or unethical.
All disclosures in this section (pages 201 and 202) are unaudited

Subsequent erosion of the bank’s brand reduces the attractiveness of Barclays to those stakeholders and, therefore, the ability to achieve the Group’s goals and business purpose.

The cost of reputation risk could manifest itself in one, or a combination of, the following outcomes: negative publicity; erosion of customer/client confidence; loss of revenue; litigation; regulatory or legislative action; loss of existing and potential client business; reduced internal morale; and difficulties in recruiting the talent required to deliver our commitments. Ultimately, it may destroy long-term shareholder value.

Reputation risk is pervasive in nature and may arise for a wide variety of reasons, real or perceived, for example:

¡	Failure to act in accordance with our stated values, standards and policies;

¡	Association with illegal activity or governance or regulatory breaches;

¡	Failure of technical systems and processes;

¡	Association with controversial clients or sectors; and

¡	Association with controversial business decisions or conduct relating to products, service provision, acquisitions, and employment practices.

Barclays’ reputation may also be impacted negatively by the standing of the banking and financial industry generally with stakeholders. Poor practice or controversy perpetrated by other banks affects the sector as a whole.

As reputation risk arises from a real or perceived failure to comply with expected norms, which are likely to change over time, the situation is not static. Today’s decisions may be judged tomorrow by different standards and this needs to be factored into our risk culture, evaluation and sanctioning procedures. Reputation risk is also pervasive, it can arise anywhere in the organisation, and management of it requires more subjective judgement than many other risks.

Barclays experienced a number of events negatively impacting its reputation in 2013, some of which arose as a result of decisions and behaviours which occurred in prior years. For example, Barclays’ participation in the submission of London interbank lending rates (LIBOR) between 2005 and 2009 fell short of the high standards by which we aim to conduct business. Barclays let down its customers and clients and regrets that these actions harmed trust and confidence among our stakeholders. While the findings involved only a relatively small number of the Group’s 140,000 employees, Barclays has fully acknowledged and accepted responsibility for this past conduct. With interest rate hedging products, Barclays recognises that we have not met the standards expected of us by our regulator and customers in some cases concerning small and medium-sized enterprises.

Barclays also took the decision to exit client relationships in the Money Service Business (MSB) sector because of financial crime and regulatory risks in the sector. Although we consider that this decision was necessary from a regulatory perspective, unfortunately it has impacted on businesses in this sector and the customers they serve.

Lessons learnt and remediation activity

Barclays has undertaken a range of initiatives to strengthen governance, drive positive cultural change through the organisation and apply a responsible and consistent ‘lens’ to decision-making.

In 2013, reputation risk was elevated by Barclays to Principal Risk status in acknowledgement of its significance for the business. Governance of all Principal and Key Risks is being revised and strengthened as part of the Transform initiative and in 2014 has been aligned with the new Enterprise Risk Management Framework, which will ensure all risks are managed in a co-ordinated manner according to consistent parameters.

Governance around the management of reputation risk is designed to promote such a consistent approach and a risk-aware culture across our organisation globally. Every member of staff must take responsibility for managing reputation risk associated with their decisions and actions. The implementation of The Barclays Way, the bank’s global code of conduct launched in October 2013, encourages Barclays’ colleagues to speak up if they encounter decisions or behaviours which are not in keeping with Barclays’ purpose and values, and promotes a more open culture conducive to the identification, management and reporting of reputation and other risks. Colleagues in all parts of the bank have attended values workshops and are required to attest annually to The Barclays Way, which explains how Barclays’ values and desired behaviours should be put into practice at work.

Where individuals are confronted by a decision which appears to have wider reputational consequences, they are supported by a clear set of processes outlined in the Barclays Reputation Risk Framework that articulates how businesses and functions should identify and manage this risk, including how to escalate an issue. The objective is to ensure that all decision-making includes an evaluation of the reputation risk potential and that, where material risk is identified, this is managed at the right level of seniority and in a timely way.

> 201

Difficult decisions or dilemmas are referred initially to a business-level committee of senior executives familiar with the reputation risk profile and track record of their business area. If the issue is judged to be outside the scope of their authority, e.g. due to the materiality of the risk concerned or that it affects multiple business areas, then it can be escalated to the Barclays Reputation Committee. In 2013, this committee was re-designated a sub-committee of the new Conduct and Reputation Risk Committee (CRRC) chaired by Barclays’ Head of Compliance and comprising Executive Committee-level representatives from Barclays businesses and functions. The CRRC reports to the Board Conduct, Reputation and Operational Risk Committee (BCRORC), which maintains Board-level oversight of non-financial Principal Risks.

The strategic review of the business in February 2013, explicitly considered reputation risk. The focus was on how we deliver returns, as well as what returns may be delivered. The analysis assessed each business against a range of criteria, including market attractiveness, competitor positioning, regulation, and reputation risk – which was assessed using the lens of Barclays’ purpose and values. This review incorporated the earlier review of reputation risk associated with Corporate and Investment Banking business lines and resulted in Barclays’ exit from some businesses, including the Structured Capital Markets tax-related business unit. The view was that, while many tax services provided to clients are not controversial, there were some that relied on sophisticated and complex structures where transactions were carried out with the primary objective of accessing the tax benefits. Although this activity is legal, it was considered incompatible with the Group’s purpose and published tax principles.

A further review of Barclays Wealth and Investment Management identified over 130 countries in which the business would no longer seek new clients. The review was designed to ensure alignment of the business to Barclays’ purpose and values, reduce complexity and ensure we are well-placed to compete in a wealth management industry that has fundamentally changed.

On a more operational level, in 2013 we made the decision to drop using premium rate telephone numbers in the UK. As part of Which?’s campaign against the use of premium rate numbers, Barclays and Barclaycard committed to switching from more costly phone lines to local rate numbers, which are included in mobile phone packages and are free for customers using a landline. Barclays was the first financial services company to commit to do this.

202 >

Risk review > Conduct risk

Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays and its employees because of inappropriate judgement in the execution of our business activities.

All disclosures in this section (pages 203 and 204) are unaudited

In 2013 there were a number of conduct risk issues affecting the Group, where Barclays conduct has not met the expectations of regulators and other stakeholders and where the consequences are likely to extend into 2014 and beyond. These include participation in benchmark rates, interest rate hedging products and Payment Protection Insurance.

The lessons learnt from these events and our strategic intent to become the ‘Go-To’ bank has influenced our determination to put customer needs and market integrity at the heart of our decision making and business activities.

In January 2013 Barclays incepted a Conduct Risk Programme to drive change in Barclays’ culture and business practices to better align them with Barclays’ aim to help customers achieve their ambitions in the right way. It is establishing a conduct risk framework to support the business and cultural changes required to take a more proactive and forward looking approach, building good outcomes into business models, provide risk management of conduct risks and appropriate governance and oversight.

Over the year Barclays has developed its approach to identifying, evaluating and managing conduct risk and introduced a new principal risk for conduct risk within the EMRF. This is underpinned by six underlying key risks which focus on potential detriment to customers or market integrity across Barclays’ end to end operations. Development of the Key Risk Framework will continue in 2014 with implementation of the complete framework planned to be complete by the end of the year.

Principal risk framework – Defines Conduct Risk, Risk Appetite and Roles and Responsibilities

The Six Conduct Risk Key Risks:

Business Model & Strategy	Governance & Culture

Is our current and future business robust, resilient and sustainable?	Is our business run in the right way?

Product Design	Transaction Servicing

Are the products and services we offer designed properly?	Are the right products sold in the right way?

Customer Servicing	Financial Crime

Are our new and existing customer expectations managed and met in the right way?	Are we effectively protecting our business, our clients and market integrity?

The Principal Risk Framework targets 10 outcomes, which are positive indicators that Barclays is putting its clients and customers and market integrity at the heart of its business.

1	Our culture places customer interests at the heart of our strategy, planning, decision making and judgements.
2	Our strategy is to develop long term banking relationships with our customers by providing banking products and services that meet their needs and do not cause detriment.
3	We do not disadvantage or exploit customers, customer segments, or markets. We do not distort market competition.
4	We proactively identify conduct risks and intervene before they crystallise by managing, escalating and mitigating them promptly.
5	Our products, services and distribution channels are designed, monitored and managed to provide value, accessibility and to meet the needs of our customers.
6	We provide banking products and services that meet our customers’ expectations and perform as represented. Our representations are accurate and comprehensible so our customers understand the products and services they are purchasing.
7	We address any customer detriment and dissatisfaction in a timely and fair manner.
8	We safeguard the privacy of personal data.
9	We do not conduct or facilitate market abuse.
10	We do not conduct or facilitate financial crime.

> 203

In 2013 businesses across Barclays began conduct risk assessments to evaluate how their business models and strategy might impact customers and markets and generate poor outcomes and the action that should be taken to address this risk. See the Business review section on pages 18 to 22 for more information on how individual businesses have taken the conduct agenda forward.

Barclays has also established a new conduct risk governance structure. This will provide the Board with relevant information about how conduct risks are being identified and managed, including whether controls are designed and operating effectively. For more information on the management of conduct risk see the Governance in Action example relating to conduct risk in the Governance Report on page 51.

Governance framework for conduct risk

The CRC oversees Barclays’ commitment to managing conduct risks and working towards delivering positive outcomes. Its responsibilities include investigation, consideration of areas of potential conduct risk, review of Barclays-wide Conduct Key Risk Profiles and review and challenge of conduct risk policies and standards.

The CRRC reviews and monitors the effectiveness of Barclays’ management of Conduct and Reputational risk. Its responsibilities include review, challenge and recommendation of the Conduct and Reputational risk tolerance and appetite to the BCRORC, annual review of the frameworks and associated policies, review of performance against Conduct risk appetite and escalation of conduct risks, at its discretion, to the BCRORC.

The BCRORC is a committee of the Board of Directors of Barclays PLC and has the authority to investigate matters of conduct, reputational and operational risk Barclays-wide. Its responsibilities include review and approval of the Conduct risk appetite, governance and oversight of the management of Conduct risk, ensuring that the potential conduct and reputation impact of significant business decisions has been fully considered.

During 2014 the conduct risk programme will continue to develop the conduct risk framework, including the development of risk indicators and reporting and will support Barclays to make the important changes to the way it operates, such as through provision of training and guidance.

Barclays’ approach to managing conduct risk has been developed in line with the regulatory expectations of the Financial Conduct Authority (FCA) and is subject to assessment by the FCA through its Firm Systematic Framework. Periodic discussions have been held with the FCA throughout the year.

Barclays approach to promoting good customer outcomes and market integrity is consistent with the ‘Barclays Way’ – the new employee code of conduct adopted in 2013.

204 >

Risk review > Supervision and regulation

All disclosures in this section (pages 205 to 210) are unaudited

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

Under the Financial Services Act 2012, the Bank of England has responsibility for monitoring the financial system as a whole and the system of regulation in the UK has been reorganised. Since 1 April 2013, the regulation and supervision of the Group has been divided between the Prudential Regulation Authority (PRA) – which is established as part of the Bank of England – and the Financial Conduct Authority (FCA). In addition, the Financial Policy Committee (FPC) of the Bank of England has significant influence on the prudential requirements that may be imposed on the banking system through powers of direction and recommendation. The FPC has direction powers over sectoral capital requirements which the FPC can set in relation to exposures to specific sectors judged to pose a risk to the financial system as a whole. The government has also proposed to make the FPC responsible for the Basel III countercyclical capital buffer, introduced in the EU under the Capital Requirements Directive and Regulation (CRD).

The Financial Services and Markets Act 2000 (FSMA) as amended remains the principal statute under which financial institutions are regulated in the UK. Barclays Bank PLC is authorised under FSMA to carry on a range of regulated activities within the UK and is authorised and subject to solo and consolidated prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA. Firms are subject to a rolling programme of continuous, intensive and assertive engagement on prudential and conduct matters.

In its role as supervisor, the PRA seeks to maintain the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers and the financial system. The PRA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information from prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

The regulation and supervision of conduct matters is the responsibility of the FCA. FCA regulation of the Group is carried out through a combination of continuous assessment over rolling two-year periods; regular thematic and project work based on the FCA’s sector assessments, which analyse the different areas of the market and the risks that may lie ahead; and responding to crystallised risks, seeking to ensure remediation as appropriate.

The Banking Act 2009 (the Banking Act) provides a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK, in consultation with the PRA and HM Treasury as appropriate. Under the Banking Act, these authorities are given powers, including (a) the power to make share transfer orders pursuant to which all or some of the securities issued by a UK bank may be transferred to a commercial purchaser or the UK government; and (b) the power to transfer all or some of the property, rights and liabilities of a UK bank to a commercial purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such shares and bonds. From 1 April 2013, certain of these powers were extended to companies within the same group as a UK bank. The Act also gives the authorities powers to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers. The Banking Act powers apply regardless of any contractual restrictions and compensation may be payable in the context of both share transfer orders and property appropriation. These resolution powers were supplemented with a bail-in power through the Financial Services (Banking Reform) Act 2013. This power allows for the cancellation or modification of a liability owed by the bank, with the exception of ‘excluded liabilities’. Excluded liabilities include: deposits protected under a deposit insurance scheme, secured liabilities, client assets and assets with an original maturity of less than seven days owed to a credit institution or investment firm among others.

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

The Financial Services Act 2010, among other things, requires the UK regulators to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with effective risk management. The UK regulators are mandated to make rules that require authorised firms (or a subset of authorised firms) to draw up recovery and resolution plans and to consult with HM Treasury and the Bank of England on the adequacy of firms plans. This Act also allows the FCA to make rules requiring firms to operate a collective consumer redress scheme to deal with cases of widespread failure by regulated firms to meet regulatory requirements that may have created consumer detriment.

> 205

In addition to establishing the FPC, PRA and FCA, the Financial Services Act 2012 among other things, clarifies responsibilities between HM Treasury and the Bank of England in the event of a financial crisis by giving the Chancellor of the Exchequer powers to direct the Bank of England where public funds are at risk and there is a serious threat to financial stability; it establishes the objectives and accountabilities of the new regulatory bodies; amends the Threshold Conditions for authorisation; and gives the new bodies additional powers, including powers of direction over unregulated parent undertakings (such as Barclays PLC) where this is necessary to ensure effective consolidated supervision of the Group; and a power for the FCA to make temporary product intervention rules for a maximum period of six months, if necessary without consultation. The Act also gives the FCA the power to set rules in relation to the setting of benchmarks and creates a new criminal offence relating to the making of a false or misleading statement, or the creation of a false or misleading impression, in connection with the setting of a benchmark.

In addition to providing for the bail-in stabilisation powers referred to above, the Financial Services (Banking Reform Act) 2013 (the 2013 Act) gives the UK authorities powers to implement the recommendations of the Independent Commission on Banking by requiring, amongst other things: (i) the separation of the retail banking activities of UK banks in the UK and European Economic Area (EEA) in a legally distinct, operationally separate and economically independent entity (so called ring fencing); (ii) the increase of the loss-absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than required by the CRD and (iii) preference to deposits protected under the Financial Services Compensation Scheme if a bank enters insolvency.

The 2013 Act also implements key recommendations of the Parliamentary Commission on Banking Standards, which was asked by the government to review professional standards and culture in the banking industry. Recommendations that have been implemented include: (i) the establishment of a reserve power for the PRA to enforce full separation of UK banks under certain circumstances; (ii) the creation of a ‘senior managers’ regime for senior individuals in the banking and investment banking sectors to ensure better accountability for decisions made; (iii) the establishment of a criminal offence of causing a financial institution to fail; and (iv) the establishment of a regulator for payment systems.

The 2013 Act is primarily an enabling statute which provides HM Treasury with the requisite powers to implement the policy underlying the legislation through secondary legislation. The UK Government has published draft secondary legislation. The UK Government intends that both primary and secondary legislation will be in place by May 2015 and that UK banks will be required to be compliant with the structural reform requirements by 1 January 2019. Other elements of the Act will enter into force before that date.

Banks, insurance companies and other financial institutions in the UK are subject to a single compensation scheme (the Financial Services Compensation Scheme – FSCS) which operates when an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the EEA which are denominated in Sterling or other currencies are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results. Further details can be found in Note 28 on page 302.

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

Barclays operations in South Africa, including Barclays Africa Group Limited, are supervised and regulated by mainly the South African Reserve Bank (SARB), the Financial Services Board (FSB) as well as the Department of Trade and Industry (DTI). SARB oversees the banking industry and follows a risk-based approach to supervision, whilst the FSB oversees financial services such as insurance and investment business and focuses on enhancing consumer protection and regulating market conduct. The DTI regulates consumer credit through the National Credit Act (NCA) 2005, as well as other aspects of consumer protection not regulated under the jurisdiction of the FSB through the Consumer Protection Act (CPA) 2008. It is intended that regulatory responsibilities in South Africa will in future be divided between the SARB which will be responsible for prudential regulation and the FSB will be responsible for matters of market conduct. The precise timing for the move to ‘twin peaks’ regulation remains to be determined.

In the United States, Barclays PLC, Barclays Bank PLC and Barclays US subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956 (BHC Act), the USA PATRIOT Act of 2001 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA). This framework regulates the activities of Barclays, including its US banking subsidiaries and the US branches of Barclays Bank PLC, as well as imposing prudential restrictions, such as limits on extensions of credit by the Barclays Bank PLC’s US branches and the US banking subsidiaries to a single borrower and to affiliates. The New York and Florida branches of Barclays Bank PLC are subject to extensive federal and state supervision and regulation by the Board of Governors of the Federal Reserve System (FRB) and, as applicable, the New York State Department of Financial Services and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Federal Deposit Insurance Corporation (FDIC), the Delaware Office of the State Bank Commissioner and the Consumer Financial Protection Bureau. The deposits of Barclays Bank Delaware are insured by the FDIC. Barclays Wealth Trustees (US) NA is an uninsured non-depository trust company chartered and supervised by the Office of the Comptroller of the Currency. The licensing authority of each US branch of Barclays Bank PLC has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank PLC located in the state of the office it licenses or to revoke or suspend such licence. Such circumstances generally include violations of law, unsafe business practices and insolvency.

206 >

Risk review > Supervision and regulation continued

Barclays PLC and Barclays Bank PLC are bank holding companies registered with the FRB, which exercises umbrella supervisory authority over Barclays US operations. Barclays PLC and Barclays Bank PLC have each elected to be treated as a financial holding company under the BHC Act. Financial holding companies may generally engage in a broader range of financial and related activities than are permitted to registered bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. Financial holding companies such as Barclays PLC and Barclays Bank PLC are required to meet or exceed certain capital ratios and be deemed to be ‘well managed’, and Barclays Bank Delaware and Barclays Wealth Trustees (US) NA are each required to meet certain capital requirements and be deemed to be ‘well managed’. In addition, Barclays Bank Delaware must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977 (CRA). Entities ceasing to meet any of these requirements, are allotted a period of time in which to restore capital levels or the management or CRA rating. Failure to meet such requirements during the allotted period of time may result in such institutions being prohibited from engaging in new types of financial activities or making certain acquisitions in the US. If the capital level or rating is not restored, the Group may ultimately be required by the FRB to cease certain activities in the United States. More generally, Barclays US activities and operations may by subject to other requirements and restrictions by the FRB under its supervisory authority, including with respect to safety and soundness.

Under the Federal Deposit Insurance Act, as amended by the DFA, Barclays is required to act as a source of financial strength for Barclays Bank Delaware. This could, among other things, require Barclays to inject capital into Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.

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

Barclays US securities broker/dealer, investment advisory and investment banking operations are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and self-regulatory organisations (SROs) as part of a comprehensive scheme of regulation of all aspects of the securities and commodities business under the US federal and state securities laws. Similarly, Barclays US commodity futures and options-related operations are subject to ongoing supervision and regulation by the Commodity Futures Trading Commission (CTFC), the National Futures Association and other SROs.

The credit card activities of the Group in the US are subject to the Credit Card Accountability, Responsibility and Disclosure Act of 2009 which prohibits certain pricing and marketing practices for consumer credit card accounts. Among the numerous provisions are those that prohibit increasing rates on existing balances and over limit fees in most instances, restrict increasing fees and rates prospectively, restrict what penalty fees can be assessed, regulate how payments are to be allocated to different balances and how the billing process is to work, and governs all communications to cardholders.

Regulatory developments

The regulatory change generated by the financial crisis is having and will continue to have a substantial impact on all financial institutions, including the Group. Regulatory change is being pursued at a number of levels, globally notably through the G20, Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), regionally through the European Union and nationally, especially in the UK and US. Further changes to prudential requirements and further refinements to the definitions of capital and liquid assets may affect the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. Similarly, increased requirements in relation to capital markets activities and to market conduct requirements may affect the Group’s planned activities and could increase costs and thereby contribute to adverse impacts on the Group’s earnings.

Global

The programme of reform of the global regulatory framework that was agreed by G20 Heads of Government in April 2009 has continued to be taken forward during 2013.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme. It has focused particularly on the risks posed by systemically important financial institutions. In 2011, G20 Heads of Government adopted FSB proposals to reform the regulation of globally systematically important financial institutions (G-SIFIs). A key element of this programme is that G-SIFIs should be capable of being resolved without recourse to taxpayer support. Barclays has been designated a G-SIFI by the FSB. G-SIFIs will be subject to a number of requirements, including additional loss absorption capacity above that required by Basel 3 standards (see below). The surcharges rise in increments from 1% to 2.5% of risk-weighted assets (with an empty category of 3.5% for institutions that increase the extent of the systemic risk they pose which is intended to discourage institutions from developing their business in a way that heightens their systemic nature). This additional buffer must be met with common equity.

In its November 2013 list of G-SIFIs, the FSB placed Barclays in a category that would require it to meet a 2% surcharge. The additional loss absorbency requirements will apply to those banks identified in November 2014 as globally systemically important and will be phased in starting in January 2016, with full implementation by January 2019. G-SIFIs must also meet the higher supervisory expectations for data aggregation capabilities by January 2016. In the EU the requirements for a systemic risk buffer will be implemented through the CRD.

The BCBS issued the final guidelines on Basel 3 capital and liquidity standards in June 2011, with revisions to counterparty credit risk in July and November 2011. It has continued to refine elements of this package through 2013, notably in relation to regulatory liquidity where revisions were agreed in January 2013 to the definitions of high quality liquid assets and net cash outflows for the purpose of calculating the Liquidity Coverage Ratio, as well as establishing a timetable for phasing-in the standard from January 2016. Amendments to the Basel 3 leverage ratio and liquidity frameworks were issued in January 2014. The requirements of Basel 3 as a whole are subject to a number of transitional provisions that run to the end of 2018. The Group is, however, primarily subject to the EU’s implementation of the Basel 3 standard through the CRD (see below). An assessment of the likely impact of the Basel 3 capital, leverage and liquidity requirements as implemented by the CRD and interpreted by the PRA can be found in the analysis of funding risk in relation to capital and to liquidity (pages 174 to 199).

The BCBS also maintains a number of active work streams that will affect the Group. These include a fundamental review of the trading book where a second consultation on enhanced capital standards was issued in October 2013 and further work on large exposures. The Committee also continues to focus on the consistency of risk weighting of assets and explaining the variations between banks. A second consultation on enhanced standards was also held in relation to the

> 207

securitisation framework. The results of this work are expected in 2014. In conjunction with the International Organization of Securities Commissions, the BCBS issued enhanced standards for margin requirements for non-centrally cleared derivatives in September. The BCBS also issued risk management guidelines related to anti-money laundering and terrorist financing in January 2014. These and other developments may further increase the capital required by the Group to transact affected business and/or affect the ability of the Group to undertake certain transactions.

European Union

The EU continues to develop its regulatory structure in response to the financial and Eurozone crises. At the December 2012 meeting of EU Finance Ministers it was agreed to establish a single supervisory mechanism within the Eurozone. The European Central Bank (ECB) will have responsibility for the supervision of the most significant Eurozone credit institutions, financial holding companies or mixed financial holding companies. The ECB may extend its supervision to institutions of significant relevance that have established subsidiaries in more than one participating member state and with significant cross-border assets or liabilities. Following the passage of the regulation granting the ECB responsibility for banking supervision in the Eurozone in September 2013, it is expected that the single supervisory mechanism will become operational in autumn 2014.

Notwithstanding the new responsibilities of the ECB, the European Banking Authority (EBA) which came into being on 1 January 2011, along with the other European Supervisory Authorities, remains charged with the development of a single rulebook for the EU as a whole and with enhancing co-operation between national supervisory authorities. The European Securities Markets Authority (ESMA) has a similar role in relation to the capital markets and to banks and other firms doing investment and capital markets business. The progressive reduction of national discretion on the part of national regulatory authorities within the EU may lead to the elimination of prudential arrangements that have been agreed with those authorities. This may serve to increase or decrease the amount of capital and other resources that the Group is required to hold. The overall effect is not clear and may only become evident over a number of years. The EBA and ESMA each have the power to mediate between and override national authorities under certain circumstances. Responsibility for day to day supervision remains with national authorities and for banks, like the Group, that are incorporated in countries that will not participate in the single supervisory mechanism, is expected to remain so.

Basel 3 and (from 2016) the capital surcharge for systemic institutions have been implemented in the EU by the CRD. The CRD entered into force on 1 January 2014. Much of the implementation is expected to be done through binding technical standards being developed by the EBA, that are intended to ensure a harmonised application of rules through the EU which are still largely in the process of being developed and adopted. An assessment of the likely impact of the capital, leverage and liquidity requirements of CRD and CRR as interpreted by the PRA can be found in the analysis of funding risk in relation to capital and to liquidity (pages 174 to 182 in relation to capital and leverage and pages 183 to 199 in relation to liquidity).

A significant addition to the EU legislative framework for financial institutions is a directive establishing a framework for the recovery and resolution of credit institutions and investment firms. This Directive is intended to implement many of the requirements of the FSB’s ‘Key Attributes of Effective Resolution Regimes for Financial Institutions’, and political agreement on it was reached by the European Parliament and Council in December 2013, although it has yet to complete the legislative process. The directive would give resolution authorities powers to intervene in and resolve a financial institution that is no longer viable, including through the transfers of business and creditor financed recapitalisation (bail-in within resolution) that allocates losses to shareholders and unsecured and uninsured creditors in their order of seniority, at a regulator determined point of non-viability that may precede insolvency. The concept of bail-in may affect the rights of senior unsecured creditors subject to any bail-in in the event of a resolution of a failing bank. It also stipulates that firms would need a minimum percentage of liabilities in a form that allows them to be subject to bail-in. The proposal also requires the development of recovery and resolution plans at group and firm-level. The proposal sets out a harmonised set of resolution tools across the EU, including the power to impose a temporary stay on the rights of creditors to terminate, accelerate or close out contracts. There are also significant funding implications for financial institutions: the proposal envisages the establishment of pre-funded resolution funds of 1% of covered deposits to be built up over 10 years, although the proposal also envisages that national deposit guarantee schemes may be able to fulfil this function. The proposal is to be implemented by 1 January 2015, with the exception of the bail-in powers which must be implemented by 1 January 2016.

A proposal to amend the Directive on Deposit Guarantee Schemes is also being considered. The draft directive envisages that national schemes should be pre-funded, with a fund to be raised over a number of years. This would be a significant change for UK banks where levies are currently raised as needed after failure. An agreement between Council and Parliament remains to be finalised, but would envisage a fund of 0.8% of covered deposits to be built up over 10 years.

In relation to both resolution funds and the funds required by the Directive on Deposit Guarantee Schemes, there may be scope for the UK to use the Bank Levy to meet pre-funding obligations, although whether this will happen and the manner in which this might operate remains unclear.

In October 2012, a group of experts set up by the European Commission to consider possible reform of the structure of the EU banking sector presented its report. Among other things, the group recommended the mandatory separation of proprietary trading and other high-risk trading activities from other banking activities. The European Commission issued proposals to implement these recommendations in January 2014. These proposals would apply to G-SIFIs and envisage, among other things: (i) a ban on proprietary trading in financial instruments and commodities; (ii) giving supervisors the power and, in certain instances, the obligation to require the transfer of other trading activities deemed to be ‘high risk’ to separate legal trading entities within the group; and (iii) rules on the economic, legal, governance, and operational links between the separated trading entity and the rest of the banking group. Contemporaneously, the European Commission also adopted proposals to enhance the transparency of shadow banking, especially in relation to securities financing transactions. These proposals have yet to be considered by the European Parliament and by the Council. Their impact, if they are adopted, remains to be determined.

The European Market Infrastructure Regulation (EMIR) introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. These requirements come into force progressively through 2013 and 2014. When it enters fully into force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: report every derivative contract that they enter to a trade repository; implement new risk management standards, including operational processes and margining, for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. EMIR has potential operational and financial impacts on the Group, including collateral requirements. Lower capital requirements for cleared trades are only available if the central counterparty is recognised as a ‘qualifying central counterparty’ which has been authorised or recognised under EMIR (in accordance with binding technical standards).

Proposals to amend the Markets in Financial Instruments Directive (known as MiFID II) were agreed in January 2014. These amendments

208 >

Risk review > Supervision and regulation continued

take the form of a directive and a regulation and will affect many of the investment markets in which the Group operates and the instruments in which it trades, and how it transacts with market counterparties and other customers. Changes to the MiFID regime include the introduction of a new type of trading venue (the organised trading facility), to capture non-equity trading that falls outside the current regime. Investor protections have been strengthened, and new curbs imposed on high frequency and commodity trading. Pre- and post-trade transparency has been increased, and a new regime for third country firms introduced. The changes also include new requirements for non-discriminatory access to trading venues, central counterparties, and benchmarks, and harmonised supervisory powers and sanctions across the EU. Implementation is not expected until late 2016 and many of the provisions of MiFID II and its accompanying regulation will be implemented by means of technical standards to be drafted by ESMA. Some of the impacts on the Group will not be clear until these technical standards have been adopted.

United Kingdom

Developments in the UK have been dominated by the Financial Services Banking Reform Act 2013. The content and the impact of this legislation are discussed above. Secondary legislation and rule-making to implement both the Act and the recommendations of the Parliamentary Commission on Banking Standards will is anticipated through 2014.

As noted above, the FPC has a significant influence on prudential requirements. During 2013, the FPC continued to recommend that the PRA should seek to ensure that UK banks hold greater levels of capital. In particular, the FPC recommended that the PRA should apply higher capital requirements to any major bank or building society with concentrated exposure to vulnerable assets, where there were valuation uncertainties or where banks were highly leveraged relating to trading activities. This resulted in the PRA on 20 June 2013 requiring two firms, including Barclays, to submit plans to increase the Core Equity Tier 1 leverage ratio to 3% by end June 2014 after adjustment for prospective credit and conduct losses. Also responding to an FPC recommendation, the Bank of England and PRA are also developing an approach to annual stress testing of the UK banking system and the individual institutions within it. The first such exercise is planned for 2014.

Both the PRA and the FCA have continued to develop and apply a more assertive approach to supervision and the application of existing standards. This may include application of standards that either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution of matters of conduct. In December 2013, the PRA published its requirements to implement the new European capital regime, clarifying key policy issues that affect the minimum level of Common Equity Tier 1 (CET1) capital which banks need to maintain. The PRA will require banks to meet a 4% Pillar 1 CET1 requirement in 2014, rising to 4.5% from 1 January 2015. Similarly, during the same period the required Pillar 1 Tier 1 capital ratio will be 5.5%, rising to 6% from 1 January 2015 onwards. The PRA will require UK banks to bring CET1 in line with the end-point definition from 1 January 2014 rather than benefiting from transitional arrangements. Additionally, the PRA will expect eight major UK banks and building societies including Barclays, to meet a 7% CET1 capital ratio and a 3% Tier 1 leverage ratio – after taking into account adjustments to risk-weighted assets and CET1 capital deemed necessary by the PRA – from 1 January 2014, except where – as in the case for Barclays – the PRA has agreed a plan with the firm to meet the standards over a longer time frame. Barclays has agreed with the PRA that it will meet this requirement by end-June 2014 at the latest. Details of Barclays leverage calculation are set out on pages 180 and 181.

The FCA has retained an approach to enforcement based on credible deterrence that has continued to see significant growth in the size of regulatory fines. The FCA has focused strongly on conduct risk and on customer outcomes and will continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. This may impact both the incidence of conduct costs and increase the cost of remediation. The Retail Distribution Review entered into force on 1 January 2013 and the Mortgage Market Review will apply from 26 April 2014. These conduct initiatives will affect the economics of investment advice and home finance provision respectively.

United States

The DFA became law in July 2010. Although many of the DFA rules have been adopted and implemented, a number of rules have not yet been adopted, or have been adopted but not fully implemented. In addition, the rules that have been adopted and implemented have, for the most part, only recently become effective and their impact, in many cases, cannot yet be fully evaluated. Therefore, the full scale of the DFA’s impact on the Group continues to remain unclear. In addition, market practices and structures may change in response to the requirements of the DFA in ways that are difficult to predict but that could impact Barclays business. Nonetheless, certain provisions of the DFA are particularly likely to have a significant effect on the Group, including:

¡	Structural Reform: On 18 February 2014, the FRB issued final rules implementing various enhanced prudential standards under Section 165 of the DFA applicable to certain foreign banking organisations and their US operations (i.e. branches, agencies, and subsidiaries), including Barclays.

The final rules’ specific requirements depend on the amount of assets of the foreign banking organisation both inside and outside the United States. Because its total US and non-US assets exceed $50bn, Barclays would be subject to the most stringent requirements of the final rules, including the requirement to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries, including Barclays Capital Inc. (the Group’s US broker-dealer subsidiary). The IHC would be subject to supervision and regulation, including as to regulatory capital and stress testing as described below, by the FRB as if it were a US bank holding company of comparable size. While the operations and assets of Barclays Bank PLC’s US branches would not be required to be held in the IHC, the branches would be subject to certain separate requirements.

Under the final rules, the consolidated IHC would be subject to a number of additional supervisory and prudential requirements, such as: (i) subject to certain limited exceptions, FRB regulatory capital requirements and leverage limits that are the same as those applicable to US banking organisations of comparable size; (ii) mandatory company-run and supervisory stress testing of capital levels and submission of a capital plan to the FRB; (iii) supervisory approval of and limitations on capital distributions by the IHC to Barclays Bank PLC; (iv) additional substantive liquidity requirements, including requirements to conduct monthly internal liquidity stress tests for the IHC (and also for Barclays Bank PLC’s US branch network, separately), and to maintain in the US a 30-day buffer of highly liquid assets for the IHC (the branch liquidity buffer is set at 14 days); (v) other liquidity risk management requirements, including compliance with liquidity risk management standards established by the FRB and maintenance of an independent review function to review and evaluate regularly the adequacy and effectiveness of the liquidity risk management practices of Barclays’ combined US operations; (vi) overall risk management requirements, including a US risk committee and a US chief risk officer; and (vii) a potential 15:1 debt-to-equity limit applicable to the IHC in the event of the occurrence of a designation by the U.S. Financial Stability Oversight Council under Section 165(j) of the DFA that the foreign banking organisation poses a grave threat to the systemic stability of the United States and the debt-to-equity limit is necessary to mitigate such risk.

The effective date of the final rule is 1 June 2014, although compliance with most of its requirements will be phased-in between 2015 and 2018. More particularly, (i) Barclays will not be required to form its IHC until 1 July 2016, (ii) the IHC will not be subject to the US

> 209

generally applicable minimum leverage capital requirement (which is different than the Basel III international leverage ratio, including to the extent that the generally applicable US leverage ratio does not include off-balance sheet exposures) until 1 January 2018, and (iii) the IHC will first be required to make the aforementioned capital plan submission and be subject to the company-run and supervisory capital stress testing requirements of the final rules in January 2018.

In addition, Barclays’ US IHC will also be separately subject to the supplementary US version of the Basel III international minimum leverage capital requirement starting in 2018 to the extent the IHC has over $250bn of total consolidated assets or $10bn in total non-US exposures. In light of the recent release of the final rules, Barclays continues to evaluate their implications for Barclays. Nevertheless, the Group currently believes that, in the aggregate, the final rules (and, in particular, the leverage requirements in the final rules that will ultimately become applicable to the IHC) are likely to increase the operational costs and capital requirements and/or require changes to the business mix of Barclays’ US operations, which ultimately may have an adverse effect on the Group’s overall result of operations.

Finally, the final rules did not implement the single counterparty credit exposure limits or the early remediation framework that were originally proposed in 2012. The FRB expects to implement such provisions at a later date.

¡	Other enhanced prudential requirements: In addition to the requirements that would be implemented under the above final rules described under ‘Structural Reform’, the DFA and other US laws and regulations also impose higher capital, liquidity and leverage requirements on US banks and bank holding companies generally. As discussed above, these requirements will also be generally applicable to the IHC and Barclays US operations held by it.

¡	Restrictions on proprietary trading and fund-related activities: In December 2013, the relevant US regulatory agencies, including the FRB, the FDIC, the SEC and the CFTC, finalised the rules implementing the requirements of Section 619 of the DFA – the so-called ‘Volcker Rule’. The Volcker Rule, once fully effective, will prohibit banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates from undertaking certain ‘proprietary trading’ (but will allow activities such as underwriting, market making and risk-mitigation hedging) and will limit the sponsorship of, and investment in, private equity funds (including non-conforming real estate and credit funds) and hedge funds, in each case broadly defined, by such entities. These restrictions are subject to certain exceptions and exemptions, including those listed above as well as exemptions applicable to transactions and investments occurring solely outside of the United States. The rules will require Barclays to develop an extensive compliance and monitoring programme (both inside and outside of the United States), subject to various executive officer attestation requirements, addressing proprietary trading and covered fund activities, and it is therefore expected that compliance costs will increase. The final rules are highly complex and differ in certain significant respects from the rules as proposed in October 2011. As such, their full impact will not be known with certainty until market practices and structures develop under them. Subject entities are generally required to be in compliance by July 2015 (with certain provisions subject to possible extensions).

¡	Resolution plans: The DFA requires bank holding companies with total consolidated assets of $50bn or more to submit to the FRB and the FDIC, and regularly update, a plan for ‘rapid and orderly’ resolution to be used if the company experiences material financial distress or failure. Non-US banking organisations that are treated as bank holding companies under US law, such as Barclays, are required to submit such plans with respect to their US operations if they have more than $50bn in US assets. As Barclays’ US assets exceed $250bn, it submitted its most recent annual resolution plan as required in October 2013.

¡	Regulation of derivatives markets: Among the changes mandated by the DFA are that many types of derivatives now (or previously) traded in the over-the counter markets be traded on an exchange or swap execution facility and centrally cleared through a regulated clearing house. In addition, many participants in these markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the US SEC as ‘securities swap dealers’ or ‘major securities swap dealers’ and be subject to CFTC and SEC regulation and oversight. It is anticipated that additional participants in the derivatives markets will be required to register in the future. Barclays Bank PLC has registered as a swap dealer. Entities required to register are subject to business conduct, recordkeeping and reporting requirements and will be subject to capital and margin requirements. The DFA also requires most standardised derivatives to be traded on a regulated platform and cleared through a regulated clearing house. In addition, the CFTC, pursuant to the DFA, has proposed rules on position limits on derivatives on physical commodities. Once adopted and implemented, these rules will limit the size of positions that can be held by an entity, or a group of entities under common ownership or control, in futures and over-the-counter derivatives, subject to certain exemptions. These rules could restrict trading activity, reducing trading opportunities and market liquidity and potentially increasing the cost of hedging transactions and the volatility of the relevant markets. It is also possible that registration, execution, clearing and compliance requirements as well as other additional regulations (certain of which still are not final), and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets. Barclays Bank PLC and its subsidiaries and affiliates may be exposed to these effects whether or not these subsidiaries are required to register in the capacities described. The new regulation of the derivative markets could adversely affect the business of Barclays Bank PLC and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities.

¡	Risk retention requirements for securitisations: The US federal banking agencies are required by the DFA to develop rules whereby, subject to certain exceptions, any sponsor of an asset-backed security (ABS) transaction must retain, generally, not less than 5% of the credit risk of any asset that the sponsor, through the issuance of ABS, transfers, sells or conveys to a third party. This may impact the participation by the Group’s US operations in such transactions.

¡	The Bureau of Consumer Financial Protection (CFPB): The CFPB is empowered to regulate the credit card industry, including the terms of credit card agreements with consumers, disclosures and fees. Actions by the CFPB in this area are likely to impact the Group’s US credit card business. The CFPB became operational in July 2011, and has developed a model credit card disclosure form and is accepting consumer credit card complaints. More broadly, the CFPB has the authority to examine and take enforcement action against any US bank with over $10bn in total assets, such as Barclays Bank Delaware, with respect to its compliance with Federal laws regulating the provision of consumer financial services and with respect to ‘unfair, deceptive or abusive acts and practices.’ Since becoming operational, the CFPB has initiated several high-profile public actions against financial companies, including major credit card issuers. Settlements of those actions have included monetary penalties, customer remediation requirements and commitments to modify business practices.

210 >

Financial review> Contents

A review of the performance of Barclays, including the key performance indicators, and our businesses’ contribution to the overall performance of the Group.

Key performance indicators	212

Consolidated summary income statement	219

Income statement commentary	220

Consolidated summary balance sheet	221

Balance sheet commentary	222

Analysis of results by business	223

Margins and balances review	241

> 211

Financial review > Key performance indicators

Transform Financial Commitments and Leverage Plan

On 12 February 2013, Barclays announced six Transform Financial Commitments based on the results of its strategic review. On 30 July 2013, Barclays also announced its Leverage Plan in order to achieve the PRA 3% leverage ratio target by June 2014. These metrics, alongside the financial KPIs used in the prior year (see pages 216 to 217) were used by management to assess performance during 2013. For a description of certain risks that may affect Barclays’ ability to achieve the targets and commitments described below, see Risk Factors on page 108-116

Transform Financial Commitments

Performance metric		Definition	Why it is important to the business and performance update

Return on average shareholders’ equity (RoE)		RoE is calculated as profit for the year attributable to ordinary equity holders of the parent divided by average shareholders’ equity for the year excluding non-controlling and other equity interests. Shareholders’ equity is made up of share capital, retained earnings and other reserves.	This measure indicates the return generated by the management of the business based on the shareholders’ equity. Achieving a target RoE demonstrates the organisation’s ability to execute its strategy and align management’s interests with shareholders’. RoE lies at the heart of our capital allocation and performance management process.
Adjusted	Statutory
2013 – 4.5%	2013 – 1.0%
2012 – 9.0%	2012 – (1.2%)
2011 – 6.7%	2011 – 5.9%
2016 Target –
> Cost of Equity

Adjusted RoE excludes post tax adjusting items for movements in own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment. Average shareholders’ equity for adjusted RoE excludes the impact of own credit on retained earnings.

Adjusted RoE decreased to 4.5% (2012: 9.0%) principally reflecting the decrease in profit before tax, £440m write down of deferred tax assets relating to Spain and the rights issue equity raised of £5.8bn. Statutory RoE improved to 1.0% (2012: negative 1.2%) reflecting a significantly lower own credit charge of £220m (2012: charge of £4,579m) in addition to the factors impacting Adjusted RoE.

Transform commitment: deliver a return on equity in excess of cost of equity in 2016.

Operating expenses		Defined as total operating expenses. Adjusted operating expenses exclude provisions for PPI and interest rate hedging products redress, and goodwill impairment.

Barclays views operating expenses as a key stategic battleground for banks in the next decade. Those who actively manage costs and control them effectively will gain a competitive advantage.

Adjusted operating expenses increased 7% to £19.9bn reflecting £1.2bn of costs to achieve Transform, provisions for litigation and regulatory penalties in Q4 2013 in the Investment Bank and an increase in UK bank levy to £504m (2012: £345m). Statutory operating expenses increased £960m to £21,972m reflecting £1.2bn of costs to achieve Transform and goodwill impairment of £79m partially offset by a decrease of £250m in the charge for PPI redress and a decrease of £200m in the charge for interest rate hedging products redress.

Transform commitment: deliver a cost reduction of £1.7bn in order to reduce operating expenses excluding costs to achieve Transform to £16.8bn in 2015.

Adjusted	Statutory
2013 – £19,893m	2013 – £21,972m
2012 – £18,562m	2012 – £21,012m
2011 – £19,289m	2011 – £20,886m
2015 Target –
£16,800m

Cost: income ratio

The cost: income ratio is defined as operating expenses compared to total income net of insurance claims.

The adjusted cost: income ratio excludes movements on own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, provisions for PPI and interest rate hedging products redress, and goodwill impairment.

This is a measure management uses to assess the productivity of the business operations. Restructuring the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how the business can be run to ensure that costs increase at a slower rate than income.

The adjusted cost to income ratio increased to 71% (2012: 63%) primarily due to reductions in income. The statutory cost to income ratio decreased to 79% (2012: 84%) reflecting a significantly lower own credit charge of £220m (2012: charge of £4,579m).

Transform commitment: reduce cost to income ratio excluding cost to achieve transform of mid-50s by 2015.

Adjusted	Statutory
2013 – 71%	2013 – 79%
2012 – 63%	2012 – 84%
2011 – 68%	2011 – 65%
2015 Target –
mid-50s

212 >

Performance metric		Definition	Why it is important to the business and performance update
CRD IV Risk Weighted Assets (RWAs) 2013 – £436bn 2012 – £468bn 2015 Target – £440bn		A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

RWAs remain the primary measure to determine the effective allocation of capital across the Group.

CRD IV RWAs reduced £32bn to £436bn. The reduction during the year was primarily driven by reductions in Exit Quadrant RWAs of £39bn and reductions in trading book exposures, partially offset by methodology changes. This reduction was primarily in the Investment Bank, where Exit Quadrant RWAs reduced £37bn to £42bn. CRD III RWAs reduced £32bn to £355bn during the year.

Transform commitment: CRD IV RWAs of £440bn in 2015.

CRD IV fully loaded Common Equity Tier 1 (CET1) ratio 2013 – 9.3% 2015 Target – >10.5%

Capital requirements are part of the regulatory framework governing how banks and depository institutions are managed. Capital ratios express a bank’s capital as a percentage of its risk weighted assets as defined by the PRA.

In the context of CRD IV, the CRD IV fully loaded CET1 ratio uses a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

The Group’s capital management objective is to maximise shareholders’ value by prudently optimising the level and mix of its capital resources whilst maintaining sufficient capital resources to: ensure the Group and all of its subsidiaries are well capitalised relative to their minimum regulatory capital requirements; support the Group’s risk appetite and economic capital requirements; and support the Group’s credit rating.

As at 31 December 2013, the Group’s CRD IV fully loaded CET1 ratio was 9.3%.

Transform commitment: 10.5% CRD IV CET1 ratio on a fully loaded basis in 2015.

Dividend payout ratio

It is the Group’s policy to declare and pay dividends on a quarterly basis. In a normal year there will be three equal payments in June, September and December and a final variable payment in March.

Dividend payout ratio is the percentage of earnings paid to shareholders in dividend and is calculated as a proportion of adjusted earnings per share as determined by the Board.

The ability to pay dividends demonstrates the financial strength of the Group. Dividends remained constant at 6.5p during 2013.

Transform commitment: 40%-50% dividend payout ratio over time.

The Group expects to be at 40% from 2014 to allow focus on capital accretion. The Group would not expect it to rise further until the 10.5% Core Equity Tier 1 milestone has been reached.

Dividend per share	Dividend payout ratio
2013 –6.5p	2013 – 38.9%
2012 – 6.5p	2012 – 18.3%
2011 – 6.0p	2014 Target – 40-50%

> 213

Financial review > Key performance indicators continued

Leverage Plan

Performance metric	Definition	Why it is important to the business and performance update

Estimated PRA leverage ratio 2013 – 3.0% 2015 Target – 3.5% Target beyond 2015 – 3.5-4%	In June 2013 the PRA announced the results of its review of the capital adequacy of major UK banks and building societies. As part of its review, the PRA introduced a 3% leverage ratio target – a non risk-based ratio calculated as fully loaded CET1 capital after PRA adjustments together with CRD IV qualifying Tier 1 and divided by a PRA adjusted CRD IV leverage exposure.

In order to achieve the PRA 3% leverage ratio target by June 2014, Barclays announced a series of actions, including an underwritten Rights Issue, measures to reduce Barclays’ CRD IV leverage exposure, and the continued execution of Barclays’ capital plan with the issuance of CRD IV qualifying AT1 securities.

The estimated PRA leverage ratio increased to just under 3.0% (30 June 2013: 2.2%), reflecting a reduction in the PRA leverage exposure of £196bn and an increase in eligible PRA adjusted Tier 1 Capital to £40.5bn (30 June 2013: £34.2bn). The increase included £2.1bn of AT1 securities and a £1.9bn reduction in PRA adjustments to CET1 to £2.2bn largely driven by an elimination of the additional PRA add-on for PVA. The estimated CRD IV fully loaded leverage ratio increased to 3.1% (30 June 2013: 2.5%).

Leverage plan target: PRA leverage ratio of at least 3.5% by the end of 2015 and a range of 3.5% to 4% beyond 2015.

214 >

Other Financial KPIs
The other financial KPIs outlined below were used alongside the six Transform Financial Commitments. Together they set out the way in which the performance of the Group has been measured during 2013.

Other Financial KPIs

Performance metric		Definition	Why it is important to the business and performance update

Total income		Defined as total income net of insurance claims. Adjusted income excludes adjusting items for movements in own credit, gains on debt buy-backs, and loss/gains on acquisitions and disposals.

Total income is a key indicator of financial performance to many of Barclays’ stakeholders and income growth is a key execution priority for Barclays’ management.

Adjusted total income decreased 4% to £28,155m due to challenging economic conditions and the continuing low interest rate environment. Statutory total income increased 12% to £27,935m reflecting a lower own credit charge of £220m (2012: £4,579m), offset by reduced income in the Investment Bank, Head Office and Africa RBB.

Adjusted	Statutory
2013 – £28,155m	2013 – £27,935m
2012 – £29,361m	2012 – £25,009m
2011 – £ 28,513m	2011 – £ 32,292m

Profit before tax

Profit before tax and adjusted profit before tax are the two primary profitability measures used by management to assess performance. Profit before tax is stated in accordance with International Financial Reporting Standards and represents total income less impairment charges and operating expenses

Profit before tax is a key indicator of financial performance to many of our stakeholders.

Adjusted profit before tax is presented to provide a consistent basis for comparing business performance between periods. Adjusted profit before tax decreased by 32% to £5,167m due to costs to achieve Transform and a 4% reduction in income. Profit before tax in the Investment Bank decreased 37% to £2,523m. Statutory profit before tax improved to £2,868m (2012: £797m), primarily reflecting a reduced own credit charge of £220m (2012: £4,579m).

Adjusted	Statutory
2013 – £5,167m	2013 – £2,868m
2012 – £7,599m	2012 – £797m
2011 – £ 5,482m	2011 – £ 5,770m

Adjusted profit before tax excludes adjusting items for movements in own credit, gains on debt buy-backs, loss gains on acquisitions and disposals, impairment of investment in BlackRock Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment.

Loan loss rate		The loan loss rate is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.	The granting of credit is one of Barclays major sources of income and its most significant risk. The loan loss rate is an indicator of the cost of granting credit.
2013– 64 bps
2012 – 70 bps
2011 – 77 bps
The loan loss rate decreased to 64bps (2012: 70bps) reflecting an 8% reduction in impairment charge on loans and advances principally due to lower impairments in the wholesale businesses.

Return on average tangible shareholders’ equity (RoTE)		RoTE is calculated as profit for the year attributable to equity holders of the parent divided by average shareholders’ equity for the year, excluding non-controlling interests, goodwill and intangible assets.

This measure indicates the return generated by the management of the business based on the tangible shareholders’ equity.

Adjusted return on average tangible shareholders’ equity decreased to 5.3% (2012: 10.6%), principally reflecting the decrease in profit before tax, £440m write down of deferred tax assets relating to Spain and the rights issue equity raised of £5.8bn. Statutory return on average tangible shareholders’ equity improved to 1.2% (2012: negative 1.4%) primarily reflecting a reduced own credit charge of £220m (2012: £4,579m).

Adjusted	Statutory
2013 – 5.3%	2013 – 1.2%
2012 – 10.6%	2012 – (1.4%)
2011 – 8.1%	2011 – 7.1%

Adjusted RoTE excludes post tax adjusting items for movements in own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment. Average tangible shareholders’ equity for adjusted RoTE excludes the impact of own credit on retained earnings.

> 215

Financial review > Key performance indicators continued

Performance metric		Definition	Why it is important to the business and performance update

Return on average risk weighted assets (RoRWA)

RoRWA is calculated as profit after tax for the year divided by average CRD III RWAs for the year.

Adjusted RoRWA excludes post tax adjusting items for movements in own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment.

This measure indicates the return generated by the management of the business based on RWAs.

Adjusted return on average risk weighted assets decreased to 0.8% (2012: 1.4%), principally reflecting the decrease in profit before tax and £440m write down of deferred tax assets relating to Spain, despite the reduction in RWAs. Statutory return on average risk weighted assets increased to 0.3% (2012: nil) primarily reflecting a reduced own credit charge of £220m (2012: £4,579m).

Adjusted 2013 – 0.8% 2012 – 1.4% 2011 – 1.1%	Statutory 2013 – 0.3% 2012 – 0.0% 2011 – 1.0%

Core Tier 1 ratio 2013 – 13.2% 2012 – 10.8% 2011 – 11.0%

Capital requirements are part of the regulatory framework governing how banks and depositary institutions are managed. Capital ratios express a bank’s capital as a percentage of its risk weighted assets as defined by the PRA.

Core Tier 1 Capital is broadly tangible shareholders’ funds less certain capital deductions (see page 176 for a reconciliation).

The Group’s capital management activities seek to maximise shareholders’ value by prudently optimising the level and mix of its capital resources. The Group’s capital management objectives are to maintain sufficient capital resources to: ensure the financial holding company is well capitalised relative to the minimum regulatory capital requirements set by the PRA; ensure locally regulated subsidiaries can meet their minimum regulatory capital requirements; support the Group’s risk appetite and economic capital requirements; and support the Group’s credit rating.

During 2013, the Group’s Core Tier 1 ratio strengthened to 13.2% (2012: 10.8%) primarily due to the rights issue and a decrease in RWAs offset by new regulatory deductions primarily related to foreseeable dividends.

216 >

Barclays Balanced Scorecard
The Balanced Scorecard defines what Barclays need to achieve over the next five years to be well on the way to becoming the ‘Go-To’ bank. The Balanced Scorecard sets out 8 specific commitments against the 5Cs (Customer & Client, Colleague, Citizenship, Conduct, and Company), which will form part of the KPIs going forward. See the Strategic Report for further details and an overview of the Balanced Scorecard.

For further information on Balance Scorecard Methodology and Data Sources please visit barclays.com/balancedscorecard and see the ‘Metrics and targets’ page.

Customer & Client KPIs

Performance metric	Definition	Why it is important to the business and management

Retail and Business Banking, Barclaycard and Wealth and Investment Management: Weighted average ranking of Relationship Net Promoter Score® vs. peer sets[a] 2013 – 4th 2018 Target – 1st

Relationship Net Promoter Score® versus peer sets is an income weighted ranking using rankings for Barclays UK Retail Banking, Barclaycard UK Credit Cards, Barclaycard US Credit Cards and ABSA Retail Banking. Wealth and Investment Management will be added in future reporting.

Relationship Net Promoter Score® is a measure of customer advocacy, and demonstrates progress in becoming ‘Go-To’ for customers and clients across Retail and Business Banking, Barclaycard and Wealth and Investment Management.

Corporate and Investment Bank (CIB) Client Franchise Rank: Weighted average ranking of wallet share or customer satisfaction with priority clients 2013 – 4th 2018 Target – Top 3

CIB Client Franchise Metric is an income weighted ranking comprised of metrics representing the wallet share with Barclays’ priority clients across four major product lines in the Investment Bank and client satisfaction of Corporate Banking priority clients.

CIB Client Franchise Metric demonstrates progress in becoming ‘Go-To’ across Barclays’ major businesses in Corporate Banking and the Investment Bank.

Colleague KPIs

Performance metric	Definition	Why it is important to the business and management

Sustained engagement of colleagues score 2013 – 74% 2018 Target – 87-91%	The score is based on a survey of colleagues across the Barclays Group.	Demonstrates progress on colleague engagement. Strong levels of sustainable colleague engagement will be key in driving successful delivery of Barclays’ strategy for all stakeholders.

Percentage of women in senior leadership 2013 – 21% 2018 Target – 26%	Percentage of women in senior leadership is defined as the number of female Directors and Managing Directors as a percentage of the entire Director and Managing Director population.	Demonstrates progress on the delivery of an improved gender mix across Barclays’ senior leadership, a key part of Barclays’ diversity strategy. Diversity and inclusion is important to Barclays as only through access to the most diverse pool of talent will Barclays recruit and retain the most talented individuals to serve all stakeholders.

a	Barclays UK Retail Banking and Barclaycard UK Credit Cards’ peers are Halifax, HSBC, Lloyds, Nationwide, NatWest and Santander. Barclaycard US Credit Cards’ peers are American Express, Bank of America, Capital One, Chase, Citi, Discover. ABSA Retail Banking’s peers are Capitec, FNB, Nedbank and Standard Bank.

> 217

Financial review > Key performance indicators continued

Citizenship KPIs

Performance metric	Definition		Why it is important to the business and management

Citizenship Plan – number of initiatives on track or ahead 2013 – 10/11 2018 Target – Meet all Plan Targets (11/11)	The KPI tracks overall performance against 11 metrics based on the 2015 Citizenship Plan commitments.		The 2015 Citizenship Plan provides the framework and targets for Barclays’ approach to positively impact the communities in which we operate. The KPI demonstrates how Barclays is making progress against 11 metrics based on the 2015 Citizenship Plan commitments across three areas: the way we do business, contributing to growth and supporting our communities.
	1.	Attestation to ‘Barclays Way’ Code of Conduct;
	2.	Reduction in Global Carbon Emissions;
	3.	Percentage of suppliers paid on time;
	4.	New and renewed lending to households;
	5.	New and renewed lending to SMEs;
	6.	Assist in raising financing for businesses and governments;
	7.	Number of SMEs supported with seminars, tools and training;
	8.	Number of apprenticeships at Barclays;
	9.	Monetary investment in the community;
	10.	10-35 year olds supported in building skills; and
	11.	Citizenship Reputation (YouGov Survey).

Conduct KPIs

Performance metric	Definition	Why it is important to the business and management

Conduct Reputation (YouGov survey) 2013 – 5.2/10 2018 Target – 6.5/10	This measure is developed through a Conduct Reputation survey, conducted by YouGov, across opinion formers including MPs, business and political stakeholders, media, non-governmental organisations, charities, think tanks and other general opinion formers (drawn from academia, public sector, arts/ leisure, professionals and religion).	Demonstrates progress in improving Barclays’ Conduct Reputation through improvements in reputation across areas of trust, openness and transparency, delivering value for money for customers and clients, having high quality products and services and how Barclays treats staff at all levels of the business.

Company KPIs

Performance metric	Definition	Why it is important to the business and management

Return on Equity (Adjusted) Adjusted 2013 – 4.5% 2018 Target – > Cost of Equity

RoE is calculated as profit for the year attributable to ordinary equity holders of the parent divided by average shareholders’ equity for the year excluding non-controlling and other equity interests. Shareholders’ equity is made up of share capital, retained earnings and other reserves.

Adjusted RoE excludes post tax adjusting items for movements in own credit, gains on debt buy-backs, provisions for PPI and interest rate hedging products redress, and goodwill impairment. Average shareholders’ equity for adjusted RoE excludes the impact of own credit on retained earnings.

This measure demonstrates progress in achieving a return on equity in excess of cost of equity. Achieving a return on equity in excess of cost of equity in a sustainable way demonstrates the organisation’s ability to generate long-term returns for our shareholders.

CRD IV fully loaded CET1 ratio 2013 – 9.3% 2018 Target – > 10.5%

Capital requirements are part of the regulatory framework governing how banks and depository institutions are managed. Capital ratios express a bank’s capital as a percentage of its risk weighted assets as defined by the UK PRA.

In the context of CRD IV, the CRD IV fully loaded CET1 ratio uses a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

The CRD IV fully loaded CET1 ratio is a key measure of Barclays’ capital strength in the new regulatory framework. This measure will demonstrate Barclays’ progress in achieving a CRD IV fully loaded CET1 ratio exceeding 10.5%.

218 >

Financial review > Consolidated summary income statement

For the year ended 31 December	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m

Continuing operations
Net interest income	11,600	11,654	12,201	12,523	11,918
Non-interest income net of claims and benefits on insurance contracts	16,555	17,934	16,253	18,526	17,776
Own credit (charge)/gain	(220)	(4,579)	2,708	391	(1,820)
Gains on debt buy-backs	–	–	1,130	–	1,249

Total income net of insurance claims	27,935	25,009	32,292	31,440	29,123
Credit impairment charges and other provisions	(3,071)	(3,340)	(3,802)	(5,672)	(8,071)
Impairment of BlackRock investment	–	–	(1,800)	–	–
Provision for PPI redress	(1,350)	(1,600)	(1,000)	–	–
Provision for interest rate hedging products redress	(650)	(850)	–	–	–
Goodwill impairment	(79)	–	(597)	(243)	(1)
Operating expenses	(19,893)	(18,562)	(19,289)	(19,794)	(16,603)
Other	(24)	140	(34)	268	248

Profit before tax	2,868	797	5,770	5,999	4,696
Taxation	(1,571)	(616)	(1,902)	(1,500)	(1,103)

Profit after tax from continuing operations	1,297	181	3,868	4,499	3,593
Profit for the year from discontinued operations, including gain on disposal	–	–	–	–	6,777

Profit after tax	1,297	181	3,868	4,499	10,370

Profit/(loss) attributable to equity holders of the parent	540	(624)	2,924	3,514	9,475
Profit attributable to non-controlling interests	757	805	944	985	895

	1,297	181	3,868	4,499	10,370

Selected financial statistics

Basic earnings/(loss) per share from continuing operations	3.8p	(4.8p )	22.9p	28.1p	23.3p
Basic earnings/(loss) per share	3.8p	(4.8p )	22.9p	28.1p	81.5p
Diluted earnings/(loss) per share	3.7p	(4.8p )	21.9p	26.5p	77.4p
Dividends per ordinary share	6.5p	6.5p	6.0p	5.5p	2.5p
Dividend payout ratio	171%	(135.4% )	26.2%	19.6%	3.1%
Return on average shareholders’ equity[a]	1.0%	(1.2% )	5.9%	7.4%	25.6%

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements. All comparatives have been restated to reflect the IAS 19 revised standard, however, only the 2012 comparative has been restated to reflect the IFRS 10 standard.

Note

a Return on average shareholders’ equity represents profits attributable to the equity holders of the parent as a percentage of average shareholders’ equity.

> 219

Financial review > Income statement commentary

2013

Profit before tax increased to £2,868m (2012: £797m) primarily due to the reduced own credit charge. Excluding the adjusting items for movements in own credit, gain on disposal of investment in BlackRock, Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment, adjusted profit before tax decreased 32% to £5,167m.

Income increased 12% to £27,935m primarily reflecting the reduced own credit charge offset in part by reduced income in the Investment Bank, Head Office and Africa RBB. Adjusted income excluding own credit and gain on disposal of investment in BlackRock, Inc. decreased 4% to £28,155m. The decrease reflected reductions in the Investment Bank, the Head Office and Africa RBB, partially offset by growth in Barclaycard and UK RBB.

Total net interest income was broadly stable at £11,600m, with lower net interest income in Head Office, Africa RBB and the Investment Bank offset by increases in Barclaycard, UK RBB and Corporate Banking. Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased to £10,365m (2012: £9,839m) driven by growth in customer assets, partially offset by contributions from Group structural hedging activities.

Total income in the Investment Bank decreased 9% to £10,733m driven by a decrease in FICC income of £1,141m, partially offset by increases in Equities and Prime Services of £489m, and Investment Banking of £63m. Exit Quadrant income also decreased £309m due to accelerated disposals and a £111m reversal of income relating to a litigation matter in Q413.

Credit impairment charges improved 8% to £3,071m, with a loan loss rate of 64bps (2012: 70bps). This reflected lower impairments in the wholesale businesses, mainly Corporate Banking in Europe and UK. In the RBB and Barclaycard businesses, Africa RBB arrears rates improved, particularly for South Africa home loans, however, impairment was higher in UK RBB and Barclaycard partly due to the non-recurrence of provision releases in 2012, and the Edcon acquisition in Barclaycard. Higher impairment in Europe reflected exposure to the renewable energy sector in Spain and weaker performance in European mortgages.

As a result, net operating income for the Group after impairment charges increased 15% to £24,864m. Net adjusted operating income excluding movements on own credit and gain on disposal of investment in BlackRock, Inc. decreased 4% to £25,084m.

Operating expenses increased 5% to £21,972m in 2013 primarily reflecting £1,209m of costs to achieve Transform, a £220m provision for litigation and regulatory penalties in Q413 in the Investment Bank and goodwill impairment of £79m partially offset by a decrease of £250m in the charge for PPI redress and a decrease of £200m in the charge for interest rate hedging products redress. Adjusted operating expenses excluding £1,350m (2012: £1,600m) provision for PPI redress, £650m (2012: £850m) provision for interest rate hedging products redress and £79m (2012: £nil) of goodwill impairment, were up 7% to £19,893m, reflecting £1,209m (2012: £nil) of costs to achieve Transform, £220m provisions for litigation and regulatory penalties in Q413 in the Investment Bank, mainly relating to the US residential mortgage-related business and UK bank levy of £504m (2012: £345m).

The cost: income ratio decreased to 79% (2012: 84%) primarily reflecting the reduced own credit charge. The adjusted cost: income ratio excluding movements on own credit, gains on disposal of investment in BlackRock, Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment increased to 71% (2012: 63%).

The tax charge for continuing operations for 2013 was £1,571m (2012: £616m) on profit before tax of £2,868m (2012: £797m), representing an effective tax rate of 54.8% (2012: 77.3%). The effective tax rate on adjusted profit before tax increased to 39.0% (2012: 28.4%), mainly due to a charge of £440m reflecting the write down of deferred tax assets in Spain. The adjusted effective tax rate excluding the write down was 30.5% (2012: 28.4%), which primarily reflected profits outside of the UK taxed at local statutory tax rates that are higher than the UK statutory tax rate of 23.25% (2012: 24.5%) and the impact of the increase in the non deductable UK bank levy to £504m (2012: £345m).

2012

Barclays delivered profit before tax of £797m in 2012, a decrease from £5,770 in 2011. Excluding the adjusting items for movements in own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc, provision for PPI and interest rate hedging products redress, and goodwill impairment, adjusted profit before tax increased 39% to £7,599m.

Income decreased 23% to £25,009m, driven by the increase in the own credit charge to £4,579m (2011: gain of £2,708m). Adjusted income excluding own credit, debt buy back gains and gains on disposal of investment in BlackRock, Inc. increased 3% to £29,361m. Income increased despite challenging economic conditions, the continuing low interest rate environment and non-recurrence of £1,061m gains from the disposal of hedging instruments in 2011.

Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management remained stable at £9,839m (2011: £12,033m) while the net interest margin for these businesses declined to 184bps (2011: 204bps), principally reflecting the non-recurrence of gains from the disposal of hedging instruments in 2011.

Total income in the Investment Bank increased 15% to £11,775m driven by increases in Fixed Income, Currency and Commodities (FICC), Equities and Prime Services, and Investment Banking, particularly in the Americas.

Credit impairment charges decreased 40% to £3,340m principally reflecting improvements in Barclaycard, Corporate Banking and UK RBB. This was partially offset by higher charges in the Investment Bank, Africa RBB and Europe RBB. Impairment charges as a proportion of Group loans and advances as at 31 December 2012 improved to 70bps, compared to 77bps for 2011.

As a result, net operating income for the Group after impairment charges decreased 19% to £21,669m. Net adjusted operating income excluding movements on own credit, gains on debt buy-backs, loss/ gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress and goodwill impairment increased 5% to £26,021m.

Operating expenses increased 1% to £21,012m in 2013. Adjusted operating expenses excluding £1,600m (2011: £1,000m) provision for PPI redress and £850m (2011: £nil) provision for interest rate hedging products redress, were down 4% to £18,562m, including £125m (2011: £408m) of restructuring charges.

The cost: income ratio increased to 84% (2011: 65%). The adjusted cost: income ratio excluding movements on own credit, gains on debt buy-backs, loss/gains on acquisitions and disposals, impairment of investment in BlackRock, Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment improved to 63% (2011: 68%).

The tax charge for continuing operations for 2012 was £616m (2011: £1,902m) on profit before tax of £797m (2011: £5,770m), representing an effective tax rate of 77.3% (2011: 33.0%). The high effective tax rate in 2012 is a result of the combination of losses in the UK, primarily relating to the own credit charge of £4,579m (2011: gain of £2,708m) with tax relief at 24.5% (2011: 26.5%) and profits outside the UK taxed at higher rates.

Adjusted profit reconciliation

	2013 £m	2012 £m

Adjusted profit before tax[a]	5,167	7,599
Own credit	(220)	(4,579)
Gain on disposal of investment in BlackRock, Inc.	–	227
Provision for PPI redress	(1,350)	(1,600)
Provision for interest rate hedging products redress	(650)	(850)
Goodwill impairment	(79)	–

Statutory profit before tax	2,868	797
Selected financial statistics

Adjusted basic earnings per share	16.7p	35.5p
Statutory basic earnings per share	3.8	(4.8)
Adjusted dividend payout ratio	38.9%	18.3%
Statutory dividend payout ratio	171%	(135.4%)

220 >

Financial review Consolidated summary balance sheet

As at 31 December	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m

Assets
Cash and balances at central banks	45,687	86,191	106,894	97,630	81,483
Items in the course of collection from other banks	1,282	1,473	1,812	1,384	1,593
Trading portfolio assets	133,069	146,352	152,183	168,867	151,344
Financial assets designated at fair value	38,968	46,629	36,949	41,485	42,568
Derivative financial instruments	324,335	469,156	538,964	420,319	416,815
Available for sale investments	91,756	75,109	68,491	65,110	56,483
Loans and advances to banks	37,853	40,462	47,446	37,799	41,135
Loans and advances to customers	430,411	423,906	431,934	427,942	420,224
Reverse repurchase agreements and other similar secured lending	186,779	176,522	153,665	205,772	143,431
Other assets	22,127	22,535	23,745	23,972	24,664

Total assets	1,312,267	1,488,335	1,562,083	1,490,280	1,379,740

Liabilities
Deposits from banks	54,834	77,012	91,116	77,975	76,446
Items in the course of collection due to banks	1,359	1,587	969	1,321	1,466
Customer accounts	427,902	385,411	366,032	345,788	322,429
Repurchase agreements and other similar secured borrowings	196,748	217,178	207,292	225,534	198,781
Trading portfolio liabilities	53,464	44,794	45,887	72,693	51,252
Financial liabilities designated at fair value	64,796	78,561	87,997	97,729	87,881
Derivative financial instruments	320,634	462,721	527,910	405,516	403,416
Debt securities in issue	86,693	119,525	129,736	156,623	135,902
Subordinated liabilities	21,695	24,018	24,870	28,499	25,816
Other liabilities	20,193	17,542	16,315	18,362	20,310

Total liabilities	1,248,318	1,428,349	1,498,124	1,430,040	1,323,699

Total equity
Called up share capital and share premium	19,887	12,477	12,380	12,339	10,804
Other equity instruments	2,063	–	–	–	–
Other reserves	249	3,674	3,837	1,754	2,628
Retained earnings	33,186	34,464	38,135	34,743	31,408

Total equity excluding non-controlling interests	55,385	50,615	54,352	48,836	44,840
Non-controlling interests	8,564	9,371	9,607	11,404	11,201

Total equity	63,949	59,986	63,959	60,240	56,041

Total liabilities and equity	1,312,267	1,488,335	1,562,083	1,490,280	1,379,740

Risk weighted assets and capital ratios under CRD III

Risk weighted assets	354,809	387,373	390,999	398,031	382,653
Core Tier 1 ratio	13.2%	10.8%	11.0%	10.8%	10.0%
Tier 1 ratio	15.7%	13.2%	12.9%	13.5%	13.0%
Risk asset ratio	19.9%	17.0%	16.4%	16.9%	16.6%

Net asset value per ordinary share[a]	331p	414p	446p	401p	393p
Number of ordinary shares of Barclays PLC (in millions)	16,113	12,243	12,199	12,182	11,412
Year-end United States Dollar Exchange rate	1.65	1.62	1.54	1.55	1.62
Year-end Euro exchange rate	1.20	1.23	1.19	1.16	1.12
Year-end Rand exchange rate	17.37	13.74	12.52	10.26	11.97

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements. All the comparatives have been restated to reflect the IAS 19 revised standard, however, only the 2012 comparative has been restated to reflect the IFRS 10 standard.

Note

a	Net asset value per share is calculated by dividing shareholders equity, excluding non-controlling and other equity interests, by the number of issued ordinary shares.

> 221

Financial review Balance sheet commentary

Total assets

Total assets decreased £176bn to £1,312bn principally reflecting lower derivative assets due to increases in forward interest rates and exposure reduction initiatives with central clearing parties and a reduction in cash and balances at central banks due to a decrease in the liquidity pool.

Cash and balances at central banks and items in course of collection from other banks decreased £41bn to £47bn as the cash contribution to the Group liquidity pool was reduced.

Trading portfolio assets deceased £13bn to £133bn due to a reduction in debt securities and other eligible bills driven by a decrease in trading activity within the rates business within the Investment Bank. This decrease was partially offset by an increase in equity securities reflecting higher client volume in the equities and prime services businesses in the Investment Bank.

Financial assets designated at fair value decreased by £8bn to £39bn primarily reflecting decreases in debt securities due to the unwinding of deals.

Derivative financial assets decreased £145bn to £324bn primarily driven by a reduction in interest rate derivatives reflecting the decrease in mark-to-market valuations driven by increases in the major interest rate forward curves and balance sheet reduction initiatives.

Available for sale investments increased £17bn to £92bn primarily driven by an increase in debt securities in the liquidity pool as the mix of the pool is being adjusted from cash to eligible securities to increase returns.

Total loans and advances to banks and customers remained stable at £468bn (2012: £464bn) including increased settlement balances of £8.5bn, £4.4bn additional balances in UK RBB acquired through Barclays Direct, £1.8bn growth within Barclaycard across the UK and international business and a £1.8bn increase within Wealth and Investment Management. These increases were offset by a £5.7bn decrease within South Africa primarily due to the depreciation of ZAR against GBP.

Reverse repurchase agreements increased by £10bn to £187bn, driven by increased matched book trading opportunities and trading desks’ funding requirements.

Total liabilities

Total liabilities decreased £180bn to £1,248bn.

Deposits from banks decreased by £22bn to £55bn primarily driven by reduction in cash collateral due to lower derivative mark to market and reduced liquidity requirements.

Customer accounts increased by 11% to £428bn due to a £19.5bn increase in UK RBB deposits, a £15.2bn increase in settlements and cash collateral balances within the Investment Bank, a £9.6bn increase within Wealth and Investment Management, primarily reflected in the High Net Worth business, and a £9.1bn increase in the Corporate Bank, from UK deposit growth.

Repurchase agreements and other similar secured borrowing decreased £20bn to £197bn driven by a reduction in trading desks’ funding requirements partially offset by increased matched book trading.

Trading portfolio liabilities increased £9bn to £53bn primarily driven by increases in equity securities and debt securities.

Financial liabilities designated at fair value decreased £14bn to £65bn primarily reflecting trade maturities, buybacks/unwinding of existing notes due to favourable market conditions and reduced funding requirements.

Derivative financial liabilities decreased £142bn to £321bn in line with the decrease in derivative assets.

Debt securities in issue decreased £33bn to £87bn due to non-renewal of certificates of deposit and commercial paper primarily driven by reduced funding requirements.

Subordinated liabilities decreased by £2bn to £22bn due to redemptions in the year of subordinated notes, exchange movements and fair value hedge movements. This was partially offset by the issuance of £652m of Contingent Capital Notes (CCNs) and £48m of other subordinated fixed rate notes.

Shareholders’ equity

Total shareholders’ equity increased £4bn to £64bn.

Share capital and share premium increased by £7bn to £20bn reflecting an increase of £5.8bn from the issuance of 3.2bn additional shares through the rights issue. Other equity instruments increased by £2.1bn due to the issuance of equity accounted AT1 securities. Retained earnings decreased £1bn to £33bn driven by dividends paid of £0.9bn and a £0.5bn reduction due to an increase in retirement benefit liabilities.

The available for sale reserve decreased £0.4bn to £0.1bn driven by net losses on the fair value of debt securities held as part of the liquidity pool, offset partially by gains from fair value movements on hedging instruments.

Currency translation reserve decreased £1.2bn to £1.1bn, largely due to the strengthening of GBP against the USD and ZAR.

Non-controlling interests decreased £0.8bn to £8.6bn, primarily reflecting dividend payments of £0.8bn and currency translation movements of £0.6bn due to the depreciation of ZAR against GBP. These movements were offset by profit after tax of £0.8bn.

Net asset value per share decreased 20% to 331p and net tangible asset value per share decreased 19% to 283p. The decreases were mainly attributable to the issuance of shares as part of the rights issue, and decreases in the cash flow hedging and currency translation reserves.

222 >

Financial review > Analysis of results by business

Segmental analysis (audited)

Analysis of results by business (audited)

	UK RBB £m	Europe RBB £m	Africa RBB £m	Barclaycard £m	Investment Bank £m	Corporate Banking £m	Wealth and Investment Management £m	Head Office Functions and Other Operations £m	Total £m

As at 31 December 2013
Total income net of insurance claims[a]	4,523	666	2,617	4,786	10,733	3,115	1,839	(344)	27,935
Credit impairment charges and other provisions[b]	(347)	(287)	(324)	(1,264)	(220)	(510)	(121)	2	(3,071)
Operating expenses[c]	(2,812)	(813)	(1,842)	(1,975)	(7,417)	(1,641)	(1,665)	(94)	(18,259)
Provision for PPI Redress	(660)	–	–	(690)	–	–	–	–	(1,350)
Provision for Interest Rate Hedging products redress	–	–	–	–	–	(650)	–	–	(650)
UK Bank Levy	(21)	(26)	(28)	(24)	(333)	(51)	(6)	(15)	(504)
Costs to achieve Transform	(175)	(403)	(26)	(49)	(262)	(114)	(158)	(22)	(1,209)
Other income/(losses)[d]	27	(133)	7	33	22	2	13	5	(24)

Profit/(loss) before tax from continuing operations	535	(996)	404	817	2,523	151	(98)	(468)	2,868

Total assets[e]	152,931	45,009	33,522	38,897	863,792	113,867	37,561	26,688	1,312,267

As at 31 December 2012
Total income net of insurance claims[a]	4,384	708	2,928	4,344	11,775	3,046	1,820	(3,996)	25,009
Credit impairment charges and other provisions[b]	(269)	(257)	(632)	(1,049)	(204)	(885)	(38)	(6)	(3,340)
Operating expenses	(2,877)	(787)	(1,960)	(1,826)	(7,425)	(1,672)	(1,505)	(165)	(18,217)
Provision for PPI Redress	(1,180)	–	–	(420)	–	–	–	–	(1,600)
Provision for Interest Rate Hedging products redress	–	–	–	–	–	(850)	–	–	(850)
UK Bank Levy	(17)	(20)	(24)	(16)	(206)	(39)	(4)	(19)	(345)
Other income/(losses)[d]	4	13	10	29	50	10	1	23	140

Profit/(loss) before tax from continuing operations	45	(343)	322	1,062	3,990	(390)	274	(4,163)	797

Total assets	134,554	46,119	42,228	38,156	1,073,663	87,841	24,480	41,294	1,488,335

As at 31 December 2011
Total income net of insurance claims[a]	4,621	1,004	3,364	4,305	10,222	3,315	1,770	3,691	32,292
Credit impairment charges and other provisions[b]	(536)	(207)	(462)	(1,312)	(93)	(1,150)	(41)	(1,801)	(5,602)
Operating expenses[c]	(2,844)	(1,555)	(2,154)	(1,843)	(7,527)	(2,056)	(1,537)	(45)	(19,561)
Provision for PPI Redress	(400)	–	–	(600)	–	–	–	–	(1,000)
UK Bank Levy	(22)	(21)	(23)	(16)	(199)	(43)	(1)	–	(325)
Other income/(losses)[d]	3	12	5	31	12	(71)	(3)	(23)	(34)

Profit/(loss) before tax from continuing operations	822	(767)	730	565	2,415	(5)	188	1,822	5,770

Total assets	127,123	50,243	45,852	34,780	1,158,706	92,890	20,821	31,668	1,562,083

Notes

a	The impact of own credit movements on the fair value of structured note issuance is a charge of £220m (2012: charge of £4,579m; 2011: gain of £2,708m). This charge is included within the results of Head Office Functions and Other Operations, reflecting the fact that the fair value movements relate to the credit worthiness of the issuer as a whole.
b	Credit impairment charges included £nil (2012: £nil, 2011: £1,800m) impairment on the investment in BlackRock, Inc. within the results of Head Office Functions and Other Operations.
c	Operating expenses includes £79m impairment of goodwill (2012: £nil, 2011: £597m) relating to Wealth & Investment Management (2012: £nil 2011:£nil), Europe RBB £nil (2012: £nil, 2011: £427m), Corporate Banking £nil (2012: £nil, 2011 £123m) and Barclaycard £nil (2012: £nil, 2011: £47m).
d	Other income/(losses) represents the share of post-tax results of associates and joint ventures, profit or (loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
e	2013 total assets include an allocation of liquidity pool assets previously held centrally.

> 223

Financial review > Analysis of results by business continued

The Group’s activities have been organised under the following business groupings:

¡	UK RBB is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans and general insurance as well as banking and money transmission services to small and medium sized businesses.

¡	Europe RBB provides retail services in Spain, Italy, Portugal and France, as well as business lending to small and medium sized enterprises, through a variety of distribution channels.

¡	Africa RBB provides retail services across Africa and the Indian Ocean.

¡	Barclaycard is an international payments services provider for consumer and business customers including credit cards and consumer lending.

¡	The Investment Bank provides large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs.

¡	Corporate Banking provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK and internationally.

¡	Wealth and Investment Management focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage.

¡	Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.

In order to align aggregated businesses’ results more closely to those of the Group, the following elements, previously included within the Head Office and Other Operations results have been allocated to the businesses:

¡	Intra-group allocation of funding costs and other income items now includes the majority of the costs of subordinated debt instruments, preference shares and allocation of liquidity costs; increased allocation of intra-group interest; and the elimination of fees to the Investment Bank for Structured Capital Markets activities.

¡	Head Office operating cost items, including the UK bank levy and Financial Services Compensation Scheme costs, have been allocated to businesses wherever practicable using the most appropriate driver of that cost.

The impact of the above allocations was an increase in Head Office and Other Operations profit before tax in 2012 of £1,281m (2011: £900m), offset by decreases in Investment Bank profit before tax in 2012 of £701m (2011: £573m), UK RBB of £220m (2011: £136m), Corporate Banking of £111m (2011: £24m), Africa RBB of £98m (2011: £80m), Barclaycard of £58m (2011: £35m), Europe RBB of £57m (2011: £43m), and Wealth and Investment Management of £36m (2011: £9m).

Portfolio reallocations also occurred to better reflect the management of the relevant businesses. The reallocations resulted in increases in profit before tax in 2012 in Barclaycard of £37m (2011: £52m), Corporate Banking of £28m (2011: £31m), and Investment Bank of £17m (2011: £17m), offset by decreases in Europe RBB of £52m (2011: £70m), and Africa RBB of £30m (2011: £30m).

Income by geographic region (audited)[c]

	Adjusted[a,b]			Statutory

	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m		2011 £m

Continuing operations
UKa	11,681	12,040	11,981	11,461	7,461		15,819
Europe	4,019	4,457	4,207	4,019	4,457		4,207
Americas[b]	7,034	7,327	6,083	7,034	7,554		6,025
Africa and Middle East	4,137	4,472	4,967	4,137	4,472		4,967
Asia	1,284	1,065	1,274	1,284	1,065		1,274

Total	28,155	29,361	28,512	27,935	25,009		32,292

Statutory income from individual countries which represent more than 5% of total income (audited)[c]

				2013 £m	2012 £m		2011 £m

Continuing operations
UK				11,461	7,461		15,819
US				6,760	7,333		5,802
South Africa				2,884	3,700	[d]	3,942

Returns and equity by business

Returns on average equity and average tangible equity are calculated as profit for the period attributable to ordinary equity holders of the parent divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests. Average allocated equity has been calculated as 10.5% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The higher capital level currently held, reflecting Core Tier 1 capital ratio of 13.2% as at 31 December 2013, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

Notes

a	UK adjusted income excludes the impact of an own credit charge of £220m (2012: £4,579m charge, 2011: gain of £2,708m), and gain on debt buy backs £nil (2012: £nil, 2011: gain of £1,130m).
b	Americas adjusted income also excludes gain on disposal of strategic investment in BlackRock, Inc. of £nil (2012: £227m, 2011: loss of £58m).
c	Total income net of insurance claims based on counterparty location.
d	2012 income derived from South Africa has been revised following a review of the 2012 method of allocation. £511m of 2012 income has now been allocated from South Africa to other African countries.

224 >

Return on average equity

	Adjusted			Statutory

	2013%	2012%	2011%	2013%	2012%	2011%

UK RBB	11.5	12.3	12.0	4.9	(0.3)	7.8
Europe RBB	(45.2)	(12.9)	(9.7)	(45.2)	(12.9)	(26.0)
Africa RBB	0.4	(0.1)	7.4	0.4	(0.1)	7.5
Barclaycard	18.4	19.8	16.1	8.3	13.3	6.0
Investment Bank	8.2	12.7	7.7	8.2	12.7	7.7
Corporate Banking	3.1	2.9	0.4	(3.5)	(5.4)	(2.0)
Wealth and Investment Management	(1.0)	11.2	9.5	(4.5)	11.2	9.5

Group Excluding Head Office Functions & Other Operations	5.8	9.8	7.0	2.3	5.9	4.1
Head Office and Other Operations Impact	(1.3)	(0.8)	(0.3)	(1.3)	(7.1)	1.8

Group	4.5	9.0	6.7	1.0	(1.2)	5.9

Return on average tangible equity

	Adjusted			Statutory

	2013%	2012%	2011%	2013%	2012%	2011%

UK RBB	20.0	22.9	22.5	8.5	(0.6)	14.7
Europe RBB	(49.6)	(14.2)	(12.6)	(49.6)	(14.2)	(33.7)
Africa RBB[a]	0.8	(0.2)	16.9	0.8	(0.2)	17.1
Barclaycard	24.5	26.9	21.4	11.1	18.0	8.0
Investment Bank	8.5	13.1	8.0	8.5	13.1	8.0
Corporate Banking	3.3	3.1	0.4	(3.6)	(5.7)	(2.1)
Wealth and Investment Management	(1.4)	15.5	13.0	(5.9)	15.5	13.0

Group Excluding Head Office Functions & Other Operations	7.0	11.8	8.5	2.7	7.1	5.0
Head Office and Other Operations Impact	(1.7)	(1.2)	(0.4)	(1.5)	(8.5)	2.1

Group	5.3	10.6	8.1	1.2	(1.4)	7.1

Attributable profit

	Adjusted[b]			Statutory

	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m

UK RBB	917	875	841	389	(21)	547
Europe RBB	(964)	(277)	(257)	(964)	(277)	(684)
Africa RBB	9	(4)	207	9	(4)	209
Barclaycard	1,006	975	780	454	653	292
Investment Bank	1,548	2,680	1,636	1,548	2,680	1,636
Corporate Banking	247	228	32	(273)	(419)	(164)
Wealth and Investment Management	(24)	222	166	(103)	222	166
Head Office Functions and Other Operations	(344)	(64)	(166)	(520)	(3,458)	922

Group	2,395	4,635	3,239	540	(624)	2,924

	Average allocated equity			Average allocated tangible equity

	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m

UK RBB	7,984	7,121	6,992	4,581	3,815	3,733
Europe RBB	2,133	2,143	2,634	1,943	1,957	2,028
Africa RBB	2,327	2,658	2,801	1,087	1,234	1,222
Barclaycard	5,468	4,924	4,844	4,106	3,623	3,648
Investment Bank	18,966	21,173	21,254	18,264	20,468	20,503
Corporate Banking	7,854	7,739	8,124	7,481	7,369	7,621
Wealth and Investment Management	2,306	1,981	1,738	1,746	1,436	1,273
Head Office Functions and Other Operations[c]	5,130	4,313	1,404	5,110	4,311	1,401

Group[d]	52,168	52,052	49,791	44,318	44,213	41,429

Notes

a	The return on average tangible equity for Africa RBB for 2011 and 2012 has been revised to exclude amounts relating to Absa Group’s non-controlling interests.
b	Adjusted profit excludes the post-tax impact of the provision for PPI redress within UKRBB of £660m (2012: £1,180m) and Barclaycard of £690m (2012: £420m); the provision for interest rate hedging products within Corporate Banking of £650m (2012: £850m); the goodwill impairment of £79m (2012: nil) within Wealth and Investment Management; the own credit adjustment within Head Office of £220m charge (2012: £4,579m charge) and the £227m gain on disposal of BlackRock investment in 2012 within Head Office.
c	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.
d	On an adjusted basis, Group average ordinary shareholders’ equity and average tangible ordinary shareholders’ equity are £53,017m (2012: £51,570m) and £45,168m (2012: £43,731m) respectively. These adjusted metrics exclude the cumulative impact of own credit charge within Head Office and Other Operations of £220m (2012: £4,579m) on retained earnings. Head Office adjusted average shareholders’ equity and average shareholders’ tangible equity are £5,981m (2012: £3,831m) and £5,963m (2012: £3,830m) respectively.

> 225

Financial review > Analysis of results by business continued > UK Retail and Business Banking

2013

Income increased 3% to £4,523m driven by strong mortgage growth and contribution from Barclays Direct (previously ING Direct UK, acquired during Q113).

Net interest income increased 6% to £3,395m. Net interest margin was down 6bps to 129bps primarily reflecting reduced contributions from structural hedges, however, customer generated margin increased from 102bps to 106bps. Customer asset margin increased 15bps to 122bps driven by lower funding costs and increased customer rates on new mortgage lending. Customer liability margin decreased 8bps to 89bps reflecting lower funding rates.

Net fee and commission income declined 5% to £1,098m due primarily to lower fees from customers.

Credit impairment charges increased £78m to £347m primarily due to the non-recurrence of provision releases in 2012 relating to unsecured lending and mortgages. Excluding this, impairment was broadly in line with prior year.

Adjusted operating expenses increased 4% to £3,008m due to costs to achieve Transform of £175m. Statutory operating expenses decreased by 10% to £3,668m due to the lower charge for PPI redress of £660m (2012: £1,180m).

Adjusted profit before tax decreased 2% to £1,195m, while statutory profit before tax was £535m (2012: £45m).

Loans and advances to customers increased 7% to £136.5bn due to Barclays Direct, which added £4.4bn, and other mortgage growth. Mortgage balances increased to £122.8bn (2012: £114.7bn), giving an increase in share of UK stock balance to 9.9% (2012: 9.4%). Gross new mortgage lending was £17.1bn (2012: £18.2bn) and mortgage repayments were £14.4bn (2012: £10.6bn). Portfolio quality continued to improve with an average balance weighted Loan to Value (LTV) ratio on the mortgage portfolio (including buy-to-let) of 56% (2012: 59%). Average balance weighted LTV of new mortgage lending was 64% (2012: 65%).

Customer deposits increased 17% to £135.5bn driven by growth in savings and Barclays Direct, which added £6.2bn.

	2013 £m	2012 £m	2011 £m

Income Statement Information
Net interest income	3,395	3,190	3,378
Net fee and commission income	1,098	1,154	1,157
Net investment income	–	–	17
Net premiums from insurance contracts	46	74	92
Other income/(expense)	1	(1)	(1)

Total income	4,540	4,417	4,643
Net claims and benefits incurred under insurance contracts	(17)	(33)	(22)

Total income net of insurance claims	4,523	4,384	4,621
Credit impairment charges and other provisions	(347)	(269)	(536)

Net operating income	4,176	4,115	4,085

Operating expenses (excluding UK bank levy, costs to achieve Transform and provision for PPI redress)	(2,812)	(2,877)	(2,844)
UK bank levy	(21)	(17)	(22)
Costs to achieve Transform	(175)	–	–
Provision for PPI redress	(660)	(1,180)	(400)

Operating expenses	(3,668)	(4,074)	(3,266)
Other net income	27	4	3

Profit before tax	535	45	822

Adjusted profit before tax[a]	1,195	1,225	1,222
Adjusted attributable profit [a,b]	917	875	841
Balance Sheet Information

Loans and advances to customers at amortised cost	£136.5bn	£128.1bn	£121.2bn
Customer deposits	£135.5bn	£116.0bn	£111.8bn
Total assets[c]	£152.9bn	£134.6bn	£127.1bn
Risk weighted assets – CRD III[c]	£44.1bn	£39.1bn	£34.0bn
Risk weighted assets – CRD IV fully loaded[c]	£44.1bn

Notes
a	Adjusted profit before tax and adjusted attributable profit excludes the impact of the provision for PPI redress of £660m (2012: £1,180m; 2011: £400m).
b	Adjusted attributable profit represents profit after tax excluding non-controlling interests’ share of those profits.
c	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

226 >

Total assets increased 14% to £152.9bn driven by the allocation of liquidity pool assets previously held centrally, and growth in loans and advances to customers.

CRD III RWAs increased 13% to £44.1bn primarily driven by Barclays Direct and mortgage asset growth.

2012

Income declined 5% to £4,384m reflecting higher funding costs and reduced contribution from structural hedges, including non-recurrence of gains from the disposal of hedging instruments in 2011.

Net interest income declined 6% to £3,190m with net interest margin down 14bps to 135bps principally due to reduced contributions from structural hedges. Customer asset margin decreased 15bps to 107bps reflecting higher funding costs. Average customer assets increased 5% to £124.3bn driven by mortgage growth. Customer liability margin increased 10bps to 97bps reflecting an increase in funding rates and therefore the value generated from customer liabilities. Average customer liabilities increased 4% to £111.8bn due to personal savings deposit growth.

Non-interest income declined 3% to £1,227m reflecting lower net insurance income.

Credit impairment charges decreased 50% to £269m reflecting improvements across all portfolios, principally in personal unsecured lending. The loan loss rate reduced to 21bps (2011: 44bps). 90 day arrears rates improved 40bps on UK personal loans to 1.3% and UK mortgages remained flat at 0.3%.

Adjusted operating expenses increased 1% to £2,894m. Statutory operating expenses increased 25% to £4,074m due to the higher charge for PPI redress of £1,180m (2011: £400m).

Adjusted profit before tax remained flat at £1,225m (2011: £1,222m), while statutory profit before tax declined 95% to £45m.

Loans and advances to customers increased 6% to £128.1bn driven by growth in mortgage balances to £114.7bn at 31 December 2012 (2011: £107.8bn). Gross new mortgage lending of £18.2bn (2011: £17.2bn) and mortgage redemptions of £11.3bn (2011: £10.7bn) resulted in net new mortgage lending of £6.9bn (2011: £6.5bn). Average LTV ratio for the mortgage portfolio (including buy-to-let) on a balance weighted basis was 59% (2011: 58%). Average balance weighted LTV of new mortgage lending was 65% (2011: 62%).

Customer deposits increased 4% to £116.0bn primarily driven by growth in savings from Individual Savings Accounts (ISAs) and retail bonds.

CRD III RWAs increased 15% to £39.1bn principally due to mortgage balance growth, an increased operational risk charge and adoption of a more comprehensive approach to loans subject to forbearance.

	Adjusted[a]			Statutory

	2013	2012	2011	2013	2012		2011

Performance Measures
Return on average tangible equity	20.0%	22.9%	22.5%	8.5%	(0.6%	)	14.7%
Return on average equity	11.5%	12.3%	12.0%	4.9%	(0.3%	)	7.8%
Return on average risk weighted assets	2.2%	2.5%	2.5%	1.0%	0.0%		1.7%
Cost: income ratio	67%	66%	62%	81%	93%		71%
Loan loss rate (bps)	25	21	44	25	21		44

Key Facts

90 day arrears rates – Personal loans				1.2%	1.3%		1.7%
90 day arrears rates – Home loans				0.3%	0.3%		0.3%
Average LTV of mortgage portfolio[b]				56%	59%		58%
Average LTV of new mortgage lending[b]				64%	65%		62%
Number of customers				16.7m	15.8m		16.1m
Number of branches				1,560	1,593		1,625
Number of employees (full time equivalent)				32,900	33,000		32,400

Notes

a	Adjusted performance measures exclude the impact of the provision for PPI redress of £660m (2012: £1,180m; 2011: £400m).
b	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis. The comparative figure was restated following a detailed review of the LTVs post migration to a new data management system.

> 227

Financial review > Analysis of results by business continued > Europe Retail and Business Banking

2013

Income declined 6% to £666m, reflecting actions taken to reduce assets, particularly in Spain and Italy, to address the continuing economic challenges across Europe, partially offset by an increase due to foreign currency movements.

Net interest income declined 2% to £420m due to the decline in average customer balances. Net interest margin remained broadly in line at 79bps (2012: 78bps) with improved pricing offset by higher funding costs.

Net fee and commission income declined 25% to £187m, reflecting reduced business volumes.

Net premiums from insurance contracts declined 17% to £276m due to reduced business volumes, following rationalisation of product offerings, leading to a corresponding 14% decline in net claims and benefits to £308m.

Credit impairment charges increased 12% to £287m due to exposure to the renewable energy sector in Spain, foreign currency movements and increased coverage for high risk mortgage customers. This was offset in part by improvement in collections performance.

Operating expenses increased by £435m to £1,242m, almost entirely reflecting costs to achieve Transform of £403m. These related to restructuring costs to significantly downsize the distribution network, with the remaining increase driven by foreign currency movements partially offset by cost savings resulting from restructuring.

Other net expense increased by £146m to £133m due to a valuation adjustment relating to contractual obligations to trading partners based in locations affected by our restructuring plans.

Loss before tax increased £653m to £996m, including costs to achieve Transform of £403m and an increase in other net expenses. Attributable loss increased to £964m (2012: £277m), including the impact of a deferred tax assets write down relating to Spain and the increase in loss before tax.

Loans and advances to customers fell by 6% to £37.0bn, driven by asset reduction activity as part of the Transform strategy, partially offset by foreign currency movements. Mortgage balances decreased to £33.6bn (2012: £34.8bn). The average balance weighted LTV ratio on the Spain mortgage portfolio was 63% (2012: 65%), on the Italy mortgage portfolio was 60% (2012: 60%) and the Portugal mortgage portfolio was 76% (2012: 78%).

	2013 £m	2012 £m	2011 £m

Income Statement Information
Net interest income	420	428	610
Net fee and commission income	187	248	376
Net investment income	78	52	91
Net premiums from insurance contracts	276	331	463
Other income/(expense)	13	8	(33)

Total income	974	1,067	1,507
Net claims and benefits incurred under insurance contracts	(308)	(359)	(503)

Total income net of insurance claims	666	708	1,004
Credit impairment charges and other provisions	(287)	(257)	(207)

Net operating income	379	451	797

Operating expenses (excluding UK bank levy, costs to achieve Transform and goodwill impairment)	(813)	(787)	(1,128)
UK bank levy	(26)	(20)	(21)
Costs to achieve Transform	(403)	–	–
Goodwill impairment	–	–	(427)

Operating expenses	(1,242)	(807)	(1,576)
Other net (expense)/income	(133)	13	12

Loss before tax	(996)	(343)	(767)

Adjusted loss before tax[a]	(996)	(343)	(340)
Adjusted attributable loss[a,b]	(964)	(277)	(257)

Balance Sheet Information

Loans and advances to customers at amortised cost	£37.0bn	£39.2bn	£42.7bn
Customer deposits	£16.3bn	£17.6bn	£16.4bn
Total assets[c]	£45.0bn	£46.1bn	£50.2bn
Risk weighted assets – CRD III[c]	£15.9bn	£15.8bn	£16.4bn
Risk weighted assets – CRD IV fully loaded[c]	£16.2bn

Notes
a	Adjusted loss before tax and adjusted attributable loss excludes the impact of goodwill impairment £nil (2012: £nil; 2011: £427m).
b	Adjusted attributable loss represents loss after tax excluding non-controlling interests’ share of those losses.
c	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

228 >

Customer deposits reduced by 7% to £16.3bn with customer attrition partially offset by foreign currency movements.

Total assets reduced by 2% to £45.0bn driven by the reduction in loans and advances to customers.

CRD III RWAs remained broadly flat at £15.9bn (2012: £15.8bn), with a reduction in Exit Quadrant RWAs offset by changes due to the treatment of forbearance.

2012

Income declined 29% to £708m reflecting the challenging economic environment across Europe and non-recurrence of gains from disposal of hedging instruments in 2011.

Net interest income declined 30% to £428m. Customer asset margin decreased 5bps to 46bps with net interest margin down 23bps to 78bps, driven by higher funding costs partially offset by product re-pricing. Average customer assets decreased 6% to £40.0bn driven by active management to reduce funding mismatch. Customer liability margin decreased 27bps to 38bps and average customer liabilities decreased 16% to £14.8bn, reflecting competitive pressures.

Non-interest income declined 29% to £639m, reflecting lower commissions mainly from Italy mortgage sales and lower sales of investment products.

Credit impairment charges increased 24% to £257m due to deterioration in credit performance across Europe, reflecting current economic conditions. The loan loss rate increased to 64bps (2011: 43bps). 90 day arrears rate for home loans increased 19bps to 0.8%.

Adjusted operating expenses decreased 30% to £807m, reflecting non-recurrence of 2011 restructuring charges of £189m and related ongoing cost savings. Statutory operating expenses decreased 49% to £807m due to the non-recurrence of the £427m goodwill impairment write off in 2011.

Adjusted loss before tax remained flat at £343m (2011: £340m), while statutory loss before tax decreased 55% to £343m resulting from the non-recurrence of the 2011 goodwill impairment write off.

Loans and advances to customers decreased 8% to £39.2bn reflecting currency movements and active management to reduce funding mismatch.

Customer deposits increased 7% to £17.6bn, reflecting active management to reduce funding mismatch.

Total assets reduced by 8% to £46.1bn driven by the reduction in loans and advances to customers.

CRD III RWAs decreased 4% to £15.8bn principally due to reductions in loans and advances to customers and currency movements, partially offset by an increased operational risk charge and portfolio deterioration in Spain.

	Adjusted[a]						Statutory

	2013		2012		2011		2013		2012		2011

Performance Measures
Return on average tangible equity	(49.6%	)	(14.2%	)	(12.6%	)	(49.6%	)	(14.2%	)	(33.7%)
Return on average equity	(45.2%	)	(12.9%	)	(9.7%	)	(45.2%	)	(12.9%	)	(26.0%)
Return on average risk weighted assets	(5.7%	)	(1.7%	)	(1.4%	)	(5.7%	)	(1.7%	)	(4.0%)
Cost: income ratio	186%		114%		114%		186%		114%		157%
Loan loss rate (bps)	75		64		43		75		64		43

Key Facts

90 day arrears rates – Home loans							0.8%		0.8%		0.7%
Average LTV of mortgage portfolio – Spain[b]							63%		65%		60%
Average LTV of mortgage portfolio – Italy[b]							60%		60%		59%
Average LTV of mortgage portfolio – Portugal[b]							76%		78%		70%

Number of customers							1.8m		2.0m		2.0m
Number of branches							572		923		978
Number of sales centres							61		219		250

Number of distribution points							633		1,142		1,228

Number of employees (full time equivalent)							5,900		7,500		8,100
EUR/£ – Period end							1.20		1.23		1.19
EUR/£ – Average							1.18		1.23		1.15

Notes

a	Adjusted performance measures exclude the impact of goodwill impairment £nil (2012: £nil; 2011: £427m).
b	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

> 229

Financial review > Analysis of results by business continued > Africa Retail and Business Banking

2013

Income declined 11% to £2,617m driven by foreign currency movements, partially offset by the non-recurrence of fair value adjustments in the commercial property finance portfolio in the prior year. On a constant currency basis, income improved 5%, despite continued pressure on transaction volumes in a competitive environment.

Net interest income declined 13% to £1,437m. On a constant currency basis, net interest income improved 2%. Net interest margin was down 3bps to 316bps. Customer asset margin remained stable at 310bps, with continued focus on competitive pricing of key products including home loans, personal loans and vehicle and asset finance. Customer liability margin decreased 2bps to 273bps driven by increased competition and a change in product mix towards lower margin savings products.

Net fee and commission income declined 13% to £924m. On a constant currency basis, income increased 2%.

Credit impairment charges decreased 49% to £324m. On a constant currency basis, credit impairment charges decreased 41% due to lower provisions on the South African home loans recovery book and business banking portfolio. This decrease was partly offset by deterioration in the South African unsecured lending portfolio due to the challenging economic environment. This fall in impairment resulted in a loan loss rate of 128bps (2012: 202bps).

Operating expenses decreased 4% to £1,896m. On a constant currency basis, costs increased 11% driven by a combination of increased investment spend on infrastructure and inflation increases in South Africa.

Profit before tax increased 25% to £404m, primarily due to lower credit impairment charges in the South African home loans recovery book and business banking portfolio, along with the non-recurrence of fair value adjustments on the commercial property finance portfolio in the prior year.

Loans and advances to customers decreased 19% to £24.2bn as foreign currency movements offset growth of 2%, particularly in vehicle and asset finance. The average balance weighted LTV ratio on the mortgage portfolio was 62% (2012: 66%). The average balance weighted LTV of new mortgage lending was 75% (2012: 76%).

Customer deposits decreased 13% to £16.9bn. Excluding foreign currency movements, deposits increased 8% reflecting growth in individual deposits, particularly in investment products.

Total assets decreased 21% to £33.5bn mainly due to foreign currency movements. On a constant currency basis, total assets were broadly in line.

CRD III RWAs decreased 9% to £22.4bn, primarily due to foreign currency movements, partially offset by balance sheet growth.

	2013 £m	2012 £m	2011 £m

Income Statement Information
Net interest income	1,437	1,654	1,874
Net fee and commission income	924	1,065	1,179
Net premiums from insurance contracts	359	417	432
Other income/(expense)	81	(1)	94

Total income	2,801	3,135	3,579
Net claims and benefits incurred under insurance contracts	(184)	(207)	(215)

Total income net of insurance claims	2,617	2,928	3,364
Credit impairment charges and other provisions	(324)	(632)	(462)

Net operating income	2,293	2,296	2,902

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(1,842)	(1,960)	(2,154)
UK bank levy	(28)	(24)	(23)
Costs to achieve Transform	(26)	–	–

Operating expenses	(1,896)	(1,984)	(2,177)
Other net income	7	10	5

Profit before tax	404	322	730
Attributable profit/(loss)[a]	9	(4)	207

Balance Sheet Information

Loans and advances to customers at amortised cost	£24.2bn	£29.9bn	£32.5bn
Customer deposits	£16.9bn	£19.5bn	£20.3bn
Total assets[b]	£33.5bn	£42.2bn	£45.9bn
Risk weighted assets – CRD III[b]	£22.4bn	£24.5bn	£27.8bn
Risk weighted assets – CRD IV fully loaded[b]	£22.8bn

Notes

a	Attributable profit/(loss) represents profit/(loss) after tax excluding non-controlling interests’ share of those profits/(losses).
b	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

230 >

2012

Income declined 13% to £2,928m. Excluding foreign currency movements, income declined reflecting non-recurrence of gains from the disposal of Group hedging instruments in 2011 and downward commercial property valuations, with underlying businesses across Africa remaining flat.

Net interest income declined 12% to £1,654m with the net interest margin down 9bps to 319bps primarily due to lower income generated through non-customer related items partially offset by increased higher margin business. Customer asset margin increased 14bps to 310bps reflecting a change in composition towards higher margin business. Average customer assets decreased 11% to £32.2bn driven by currency movements and a modest decline in the South African mortgage book. Customer liability margin decreased 15bps to 275bps driven by a decline in South Africa, partially offset by improving margins across a number of other African countries. Average customer liabilities decreased 7% to £19.6bn driven by foreign currency movements, as deposits continued to grow in South Africa where Absa remains a leader in retail deposits.

Non-interest income declined 13% to £1,481m driven largely by adverse currency movements.

Credit impairment charges increased 37% to £632m. Excluding foreign currency movements impairment charges increased principally reflecting higher loss given default rates and higher levels of write-offs in the South African home loans recovery book and the impact of one large name in the commercial property portfolio in South Africa. The loan loss rate increased to 202bps (2011: 136bps). However, 90 day arrears rates for home loans decreased by 150bps to 1.6% reflecting improved new business and the continuing low interest rate environment.

Operating expenses decreased 9% to £1,984m mainly due to foreign currency movements with underlying business growth broadly in line.

Profit before tax declined 56% to £322m.

Loans and advances to customers decreased 8% to £29.9bn mainly due to foreign currency movements and a modest decline in the South African mortgage book.

Customer deposits decreased 4% to £19.5bn. Excluding foreign currency movements customer deposits increased mainly due to growth in South African deposits.

CRD III RWAs decreased 12% to £24.5bn, principally due to foreign currency movements and a change in approach for sovereign risk weightings, offset by an increased operational risk charge.

	Adjusted				Statutory

	2013	2012		2011	2013	2012		2011

Performance Measures
Return on average tangible equity[a]	0.8%	(0.2%	)	16.9%	0.8%	(0.2%	)	17.1%
Return on average equity	0.4%	(0.1%	)	7.4%	0.4%	(0.1%	)	7.5%
Return on average risk weighted assets	0.9%	0.7%		1.7%	0.9%	0.7%		1.7%
Cost: income ratio	72%	68%		65%	72%	68%		65%
Loan loss rate (bps)	128	202		136	128	202		136

Key Facts

90 days arrears rate – Home loans					0.7%	1.6%		3.1%
90 days arrears rate – unsecured					2.6%	3.1%		3.8%
Average LTV of mortgage portfolio[b]					62%	66%		67%
Average LTV of new mortgage lending[b]					75%	76%		73%

Number of customers					12.1m	13.5m		14.5m
Number of branches					1,268	1,339		1,354
Number of sales centres					128	112		139

Number of distribution points					1,396	1,451		1,493

Number of employees (full time equivalent)					41,300	40,500		42,700
ZAR/£ – Period end					17.37	13.74		12.52
ZAR/£ – Average					15.10	13.03		11.60

Notes

a	Return on average tangible equity for 2011 and 2012 has been revised to exclude amounts relating to Absa Group’s non-controlling interests.
b	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

> 231

Financial review > Analysis of results by business continued > Barclaycard

2013

Income improved 10% to £4,786m reflecting continued net lending growth and contributions from 2012 portfolio acquisitions. UK income increased 6% to £2,747m reflecting net lending growth and lower funding costs. International income improved 17% to £2,039m reflecting contributions from 2012 portfolio acquisitions and higher customer asset balances in the US and Germany.

Net interest income increased 10% to £3,318m driven by volume growth and a lower impact from structural hedges. Customer asset margin remained broadly stable at 9.39% with average customer assets increasing 8% to £36.3bn due to 2012 portfolio acquisitions and business growth. Customer liability margin was negative 0.29% reflecting deposit funding initiatives in the US and Germany.

Net fee and commission income improved 11% to £1,435m due to increased payment volumes, predominantly in the US and UK.

Credit impairment charges increased 20% to £1,264m primarily driven by the impact of portfolio acquisitions, and non-recurrence of provision releases in 2012. Impairment loan loss rates on consumer credit cards remained broadly stable at 366bps (2012: 359bps) in the UK, remained flat at 268bps in the US, and increased by 421bps to 581bps in South Africa due to the Edcon

acquisition driving a change in product mix. 30 day arrears rates for consumer cards in the UK were down 10bps to 2.4%, in the US were down 30bps to 2.1% and in South Africa were up 70bps to 8.1%.

Adjusted operating expenses increased 11% to £2,048m reflecting increased costs from 2012 portfolio acquisitions, net lending growth, higher operating losses and costs to achieve Transform. Statutory operating expenses increased 21% to £2,738m due to the increased charge for PPI redress of £690m (2012: £420m).

Adjusted profit before tax improved 2% to £1,507m driven by the US and UK card portfolios, while statutory profit before tax decreased to £817m (2012: £1,062m) due to the increased charge for PPI redress.

Total assets increased 2% to £38.9bn primarily driven by the increase in loans and advances to customers across the UK and international businesses.

Customer deposits increased by £2.4bn to £5.2bn due to funding initiatives in the US and Germany.

CRD III RWAs increased 9% to £41.1bn primarily driven by asset growth and model changes in order to meet changes in regulatory guidance.

	2013 £m	2012 £m	2011 £m

Income Statement Information
Net interest income	3,318	3,009	3,047
Net fee and commission income	1,435	1,292	1,201
Net premiums from insurance contracts	26	36	42
Other income	7	7	16

Total income net of insurance claims	4,786	4,344	4,306
Credit impairment charges and other provisions	(1,264)	(1,049)	(1,312)

Net operating income	3,522	3,295	2,993

Operating expenses (excluding UK bank levy, costs to achieve Transform, provision for PPI redress and goodwill impairment)	(1,975)	(1,826)	(1,796)
UK bank levy	(24)	(16)	(16)
Costs to achieve Transform	(49)	–	–
Provision for PPI redress	(690)	(420)	(600)
Goodwill impairment	–	–	(47)

Operating expenses	(2,738)	(2,262)	(2,459)
Other net income	33	29	31

Profit before tax	817	1,062	565

Adjusted profit before tax[a]	1,507	1,482	1,212
Adjusted attributable profit[a,b]	1,006	975	780

Balance Sheet Information

Loans and advances to customers at amortised cost	£35.6bn	£33.8bn	£31.0bn
Customer deposits	£5.2bn	£2.8bn	£0.6bn
Total assets[c]	£38.9bn	£38.2bn	£34.8bn
Risk weighted assets – CRD III[c]	£41.1bn	£37.8bn	£35.2bn
Risk weighted assets – CRD IV fully loaded[c]	£40.5bn

Notes

a	Adjusted profit before tax and adjusted attributable profit excludes the impact of the provision for PPI redress of £690m (2012: £420m; 2011: £600m) and goodwill impairment in Firstplus secured lending portfolio of £nil (2012: £nil; 2011: £47m).
b	Adjusted attributable profit represents profit after tax excluding non-controlling interests’ share of those profits.
c	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

232 >

2012

Income increased 1% to £4,344m reflecting continued growth across the business and contributions from portfolio acquisitions. This was partially offset by higher funding costs, non-recurrence of gains from the disposal of hedging instruments in 2011 and depreciation of ZAR against GBP. UK income decreased 1% to £2,601m including contribution from 2011 portfolio acquisitions and business growth, offset by increased funding costs. International income improved 4% to £1,743m driven by higher US outstanding balances and contribution from portfolio acquisitions.

Net interest income remained flat at £3,009m. Contributions from business growth and acquisitions were offset by lower net interest margin of 866bps (2011: 970bps), which stabilised in the second half of the year. Average customer assets increased 6% to £33.5bn due to portfolio acquisitions and business growth. Customer asset margin was down 14bps to 956bps due to higher funding costs.

Non-interest income improved 6% to £1,335m driven by increased volumes in the Business Payment and US portfolios.

Credit impairment charges decreased 20% to £1,049m resulting from improved delinquency, lower charge-offs and better recovery rates, primarily in the first half of 2012. The loan loss rate improved by 100bps to 294bps. 30 day arrears rates for consumer cards in UK were down to 2.5% (2011: 2.7%), in the US were down to 2.4% (2011: 3.1%) and in South Africa were up to 7.4% (2011: 4.8%).

Adjusted operating expenses increased 2% to £1,842m reflecting portfolio acquisitions, provision for certain other insurance products and investment spend. Statutory operating expenses decreased 8% to £2,262m due to the lower charge for PPI redress of £420m (2011: £600m).

Adjusted profit before tax improved 22% to £1,482m, while statutory profit before tax increased by £497m to £1,062m due to the lower charge for PPI redress.

Customer deposits increased £2.2bn to £2.8bn due to business funding initiatives in the US and Germany.

Total assets increased 10% to £38.2bn primarily driven by business growth and acquisitions.

CRD III RWAs increased 7% to £37.8bn, principally due to growth in assets and an increased operational risk charge.

	Adjusted[a]			Statutory

	2013	2012	2011	2013	2012	2011

Performance Measures
Return on average tangible equity	24.5%	26.9%	21.4%	11.1%	18.0%	8.0%
Return on average equity	18.4%	19.8%	16.1%	8.3%	13.3%	6.0%
Return on average risk weighted assets	2.8%	3.1%	2.5%	1.4%	2.2%	1.1%
Cost: income ratio	43%	42%	42%	57%	52%	57%
Loan loss rate (bps)	337	294	394	337	294	394

Key Facts

30 day arrears rates – UK cards				2.4%	2.5%	2.7%
30 day arrears rates – US cards				2.1%	2.4%	3.1%
30 day arrears rates – South Africa cards[b]				8.1%	7.4%	4.8%
Total number of Barclaycard customers				35.5m	32.8m	25.3m
Total number of Barclaycard clients				350,200	315,500	309,400
Value of payments processed				£254bn	£235bn	£214bn
Number of employees (full time equivalent)				12,100	11,100	10,900

Notes
a	Adjusted performance measures exclude the impact of the provision for PPI redress of £690m (2012: £420m; 2011: £600m) and goodwill impairment in Firstplus secured lending portfolio of £nil (2012: £nil; 2011: £47m).
b	2012 30 day arrears rates on South Africa cards restated to reflect the Edcon portfolio acquisition.

> 233

Financial review > Analysis of results by business continued > Investment Bank

2013

Total income decreased 9% to £10,733m, including a reduction of £309m relating to the Exit Quadrant.

Fixed Income, Currency and Commodities (FICC) income decreased 17% to £5,537m. Macro Products and Credit Products income decreased 23% to £3,110m and 9% to £2,427m respectively, driven by Rates and Securitised Products, as market uncertainty around central banks’ tapering of quantitative easing programmes impacted activity. Europe and the US were particularly impacted, whilst Asia benefitted from improved currency income. The prior year benefitted from the European Long Term Refinancing Operation (LTRO) in H112, the ECB bond buying programme and reduced benchmark interest rates in H212.

Equities and Prime Services income increased 22% to £2,672m reflecting higher commission income and increased client volumes.

Investment Banking income increased 3% to £2,200m driven by increased equity underwriting fees, partly offset by declines in financial advisory activity.

Principal Investments income declined to £62m (2012: £206m) due to disposals and lower private equity income.

Exit Quadrant income reduced £309m to £262m due to accelerated disposals throughout 2013 and the prior year benefitting from higher gains on US residential mortgage assets and sale of, and gains on, US commercial real estate assets. 2013 included a gain of £259m as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition and current year reversal of £111m income relating to a litigation matter.

Net credit impairment charges of £220m (2012: £204m) were driven by a charge against a single name exposure in Q213.

Operating expenses increased 5% to £8,012m, driven by costs to achieve Transform of £262m primarily related to restructuring initiatives across Europe, Asia and America, and UK bank levy which increased 62% to £333m primarily due to an increase in the rate. Other costs included £325m (2012: £221m) relating to infrastructure improvement, including increased costs to meet the requirement of the Dodd-Frank Act, CRD IV and other regulatory reporting change projects. There were provisions for litigation and regulatory penalties of £220m in Q413, mainly relating to US residential mortgage-related business. 2012 was impacted by a £193m penalty relating to the setting of inter-bank offered rates.

	2013 £m	2012 £m	2011 £m

Income Statement Information
Net interest income	349	530	1,227
Net fee and commission income	3,236	3,029	2,805
Net trading income	6,610	7,688	5,322
Net investment income	530	521	868
Other income	8	7	–

Total income	10,733	11,775	10,222
Credit impairment charges and other provisions	(220)	(204)	(93)

Net operating income	10,513	11,571	10,129

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(7,417)	(7,425)	(7,527)
UK bank levy	(333)	(206)	(199)
Costs to achieve Transform	(262)	–	–

Operating expenses	(8,012)	(7,631)	(7,726)
Other net income	22	50	12

Profit before tax	2,523	3,990	2,415
Attributable profit[a]	1,548	2,680	1,636

Balance Sheet Information

Loans and advances to banks and customers at amortised cost[b]	£143.8bn	£143.5bn	£159.1bn
Customer deposits[b]	£81.9bn	£75.9bn	£83.1bn
Total assets[c]	£863.8bn	£1,073.7bn	£1,158.7bn
Risk weighted assets – CRD III[c]	£142.6bn	£177.9bn	£186.6bn
Risk weighted assets – CRD IV fully loaded[c]	£221.6bn

Notes

a	Attributable profit represents profit after tax excluding non-controlling interests’ share of those profits.
b	As at 31 December 2013 loans and advances included £112bn of loans and advances to customers (including settlement balances of £35.4bn and cash collateral of £36bn) and loans £27bn relating to cash collateral.
c	2013 total assets and risk weighted assets reflect a reallocation of liquidity pool assets to other businesses.

234 >

Including costs to achieve Transform, the cost to income ratio increased 10% to 75%. The compensation to income ratio increased to 43.2% (2012: 39.6%), with compensation costs broadly in line with prior year at £4,634m (2012: £4,667m).

Profit before tax decreased 37% to £2,523m.

Total assets decreased £209.9bn to £863.8bn, primarily reflecting decreases in derivative financial instruments, cash and balances at central banks, and trading portfolio assets.

CRD III RWAs decreased 20% to £142.6bn primarily driven by a reduction of sovereign exposures in the trading book, risk reductions in the trading book and Exit Quadrant RWAs.

2012

Profit before tax increased 65% to £3,990m driven by strong income growth and reduced operating expenses.

Total income increased 15% to £11,775m.

FICC income improved 6% to £6,678m in an uncertain but more favourable trading environment. Increased liquidity and higher client volumes across a number of product areas resulted in increased contributions from the Rates, Emerging Markets, Commodities, Securitised Products and Credit businesses, partially offset by lower contributions from Currency driven by subdued volumes and lower volatility.

Equities and Prime Services income increased 21% to £2,183m, reflecting global market share gains which resulted in improved performance in cash equities and equity derivatives, despite subdued market volumes.

Investment Banking income increased 1% to £2,137m, reflecting global market share gains and increases in revenues across global financial advisory and underwriting businesses more than offsetting the impact of increased internal sales concessions. Debt underwriting activity and equity underwriting in the Americas grew particularly strongly and were primary contributors to the 8% increase in total net fees and commission income.

Credit impairment charges of £204m (2011: £93m) primarily related to higher losses on single name exposures. The prior year included a non recurring release of £223m.

Operating expenses decreased 1% to £7,631m despite absorbing a £193m charge relating to the setting of inter-bank offered rates.

The cost to income ratio was 65% (2011: 76%). The compensation to income ratio improved to 39.6% (2011: 48.4%).

Total assets decreased 7% to £1,073.7bn reflecting decreases in derivative assets, cash and balances at central banks, trading portfolio assets, and lending to banks and customers. This was partially offset by an increase in reverse repurchase agreements and an increase in settlement balances.

CRD III RWAs decreased 5% to £177.9bn, principally reflecting reductions in risk exposures, including legacy asset sell downs, and foreign exchange movements. This was partially offset by an increased operational risk charge and a more conservative approach to sovereign exposures.

Analysis of total income				2013 £m	2012 £m	2011 £m

Macro Products[a]				3,110	4,024	3,232
Credit Products[a]				2,427	2,654	3,058

Fixed Income, Currency and Commodities				5,537	6,678	6,290
Equities and Prime Services				2,672	2,183	1,807
Investment Banking				2,200	2,137	2,117
Principal Investments				62	206	232
Exit Quadrant Assets[b]				262	571	(224)

Total income				10,733	11,775	10,222

	Adjusted[a]			Statutory

	2013	2012	2011	2013	2012	2011

Performance Measures
Return on average tangible equity	8.5%	13.1%	8.0%	8.5%	13.1%	8.0%
Return on average equity	8.2%	12.7%	7.7%	8.2%	12.7%	7.7%
Return on average risk weighted assets	1.0%	1.6%	1.0%	1.0%	1.6%	1.0%
Cost: income ratio	75%	65%	76%	75%	65%	76%
Compensation: income ratio	43.2%	39.6%	48.4%	43.2%	39.6%	48.4%
Loan loss rate (bps)	14	13	8	14	13	8

Other measures

Average DVaR (95%)				£29m	£38m	£57m
Number of employees (full time equivalent)				26,200	25,600	24,400

Notes

a	Macro Products represent Rates, Currency and Commodities income. Credit Products represent Credit and Securitised Products income.
b	The Exit Quadrant consist of the Investment Bank Exit Quadrant business units as detailed on page 181, income regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition and relevant litigation items.
c	2011 and 2012 FICC and Exit Quadrant amounts restated to appropriately refiect the Exit Quadrant portfolio.

> 235

Financial review > Analysis of results by business continued > Corporate Banking

2013

Total income increased 2% to £3,115m refiecting an increase in UK income, partially offset by non-recurring income from a reduction in Exit Quadrant assets in Europe and previously exited businesses. Net interest margin remained broadly fiat at 121bps (2012: 124bps) as reduced funding rates offset between assets and liabilities. Customer asset margin increased 16bps to 133bps and customer liability margin reduced 14bps to 97bps following the reduction in funding rates.

Credit impairment charges declined 42% to £510m largely driven by Europe, which saw charges reduce by £224m to £318m following ongoing action to reduce exposure to the property and construction sector in Spain. Charges were also lower against large Corporate clients in the UK.

Adjusted operating expenses increased 6% to £1,806m including costs to achieve Transform of £114m, which primarily related to restructuring across all regions and the UK bank levy of £51m (2012: £39m). Statutory operating expenses improved 4% to £2,456m, due to a lower charge for interest rate hedging products redress of £650m (2012: £850m).

Adjusted profit before tax improved 74% to £801m. UK adjusted profit before tax improved 14% to £948m driven by lower credit impairment charges and higher income.

UK statutory profit before tax increased to £298m (2012: loss of £20m) which reflected the reduced charge for interest rate hedging products redress. Europe statutory loss before tax improved 40% to £243m principally due to lower credit impairment charges, partially offset by reduced income from exited businesses and costs to achieve Transform. Rest of the World statutory profit before tax improved £61m to £96m due to lower impairment and prior year costs refiecting the impact of exited businesses.

Statutory profit before tax was £151m (2012: loss of £390m) refiecting the reduced charge for interest rate hedging products redress. Adjusted attributable profit of £247m (2012: £228m) was impacted by a write down of deferred tax assets relating to Spain. Statutory attributable loss decreased to £273m (2012: loss of £419m which reflected the reduced charge for interest rate hedging products redress.

Loans and advances to customers decreased 5% to £61.1bn driven by the rundown of Exit Quadrant portfolios in Europe and a reduction in client demand as working capital deposits increased in the UK. Loans and advances to customers at fair value which consists of the Education, Social Housing and Local Authority (ESHLA) portfolio decreased 11% to £15.7bn from fair value adjustments reflecting rising long term interest rates and paydowns.

	2013 £m	2012 £m	2011 £m

Income Statement Information
Net interest income	1,987	1,911	2,298
Net fee and commission income	992	998	1,041
Net trading income/(expense)	97	87	(90)
Net investment income	12	23	29
Other income	27	27	37

Total income	3,115	3,046	3,315
Credit impairment charges and other provisions	(510)	(885)	(1,150)

Net operating income	2,605	2,161	2,165

Operating expenses (excluding UK bank levy, costs to achieve Transform, provision for interest rate hedgingproducts redress and goodwill impairment)	(1,641)	(1,672)	(1,933)
UK bank levy	(51)	(39)	(43)
Costs to achieve Transform	(114)	–	–
Provision for interest rate hedging products redress	(650)	(850)	–
Goodwill impairment	–	–	(123)

Operating expenses	(2,456)	(2,561)	(2,099)
Other net income/(expense)	2	10	(71)

Profit/(loss) before tax	151	(390)	(5)

Adjusted profit before tax[a]	801	460	191
Adjusted attributable profit[a,b]	247	228	32

Balance Sheet Information and Key Facts

Loans and advances to customers at amortised cost	£61.1bn	£64.3bn	£68.3bn
Loans and advances to customers at fair value	£15.7bn	£17.6bn	£17.2bn
Customer deposits	£108.7bn	£99.6bn	£87.5bn
Total assets[c]	£113.9bn	£87.8bn	£92.9bn
Risk weighted assets – CRD III[c]	£68.9bn	£70.9bn	£75.4bn
Risk weighted assets – CRD IV fully loaded[c]	£70.5bn
Number of employees (full time equivalents)	12,800	13,000	14,000

Notes

a	Adjusted profit before tax excludes the impact of the provision for interest rate hedging products redress of £650m (2012: £850m; 2011:£nil), goodwill impairment of £nil (2012: £nil, 2011: £123m) and loss on disposal of £nil (2012: £nil; 2011: £73m).
b	Adjusted attributable profit represents profit after tax excluding non-controlling interests’ share of those profits.
c	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

236 >

Customer deposits increased 9% to £108.7bn primarily due to the growth of UK deposits.

Total assets increased £26.1bn to £113.9bn reflecting a reallocation of liquidity pool assets previously held centrally.

CRD III RWAs decreased 3% to £68.9bn driven primarily by improvements in book quality and a reduction in Exit Quadrant RWAs, offset by the reallocation of liquidity pool assets previously held centrally.

2012

Total income decreased 8% to £3,046m driven by a net interest income decline of 17% to £1,911m, reflecting increased funding costs, non-recurring income from exited businesses and gains on the disposal of hedging instruments. Net interest margin down 28bps to 124bps principally due to higher funding costs and non-recurring gains from the sale of hedging instruments. Customer asset margin decreased 32bps to 117bps reflecting higher funding costs and reduced balances due to the refocusing of our international business. Customer liability margin increased 15bps to 111bps principally due to higher balances in the UK, driven by currency deposits and current accounts, and reflecting an increase in funding rates and therefore the value generated from customer liabilities.

Credit impairment charges reduced 23% to £885m. The loan loss rate improved to 127bps (2011: 153bps). Impairment charges in Europe reduced by £174m to £542m, primarily as a result of ongoing action to reduce exposure within the property and construction sector in Spain.

Adjusted operating expenses improved 13% to £1,711m, reflecting the benefits of prior year restructuring and cost control initiatives.

The adjusted cost to income ratio improved to 56% (2011: 60%).

Adjusted profit before tax improved £269m to £460m including a gain of £71m (2011: loss of £111m) in the net valuation of fair value items, primarily driven by reduced credit impairment charges in Europe and the UK and lower operating expenses. UK adjusted profit before tax improved 15% to £830m reflecting the £182m improvement in the net valuation of fair value items, improved operating expenses and reduced credit impairment charges. Europe loss before tax reduced £124m to £405m principally due to reduced credit impairment charges in Spain of £337m (2011: £480m) and improved operating expenses benefitting from progress in restructuring, partially offset by reduced income from exited businesses and non-core clients. Rest of the World adjusted profit before tax improved £34m to £35m reflecting lower operating expenses as a result of refocusing of the international business.

Statutory loss before tax was £390m (2011: £5m) including a £850m provision for interest rate hedging products redress in the UK. Rest of the World statutory profit before tax improved £107m to £35m reflecting the non-recurrence of a prior year loss on disposal of Barclays Bank Russia. Europe statutory loss before tax reduced £247m to £405m principally due to reduced credit impairment charges in Spain of £337m (2011: £480m) and non-recurrence of prior year goodwill impairment of £123m.

Total assets in the UK were up £0.2bn driven by solid growth in net UK lending. Total assets were down £5.1bn to £87.8bn as increases in the UK were more than offset by reductions in Europe and the Rest of the World due to the refocusing of the international business. Customer deposits increased 14% to £99.6bn with increased balances in the UK and Europe due to higher currency deposits and current accounts.

CRD III RWAs decreased 6% to £70.9bn, principally reflecting the benefit of the refocusing of our international business, partially offset by an increased operational risk charge.

	Adjusted[a]			Statutory

	2013	2012	2011	2013	2012	2011

Performance Measures
Return on average tangible equity	3.3%	3.1%	0.4%	(3.6%)	(5.7%)	(2.1%)
Return on average equity	3.1%	2.9%	0.4%	(3.5%)	(5.4%)	(2.0%)
Return on average risk weighted assets	0.5%	0.5%	0.2%	(0.2%)	(0.4%)	(0.1%)
Loan loss rate (bps)	77	127	153	77	127	153
Cost: income ratio	58%	56%	60%	79%	84%	63%

Income Statement Information

	2013				2012

	UK £m	Europe £m	RoW £m	Total £m	UK £m	Europe £m	RoW £m	Total £m

Income	2,330	250	535	3,115	2,220	300	526	3,046
Credit impairment charges and other provisions	(174)	(318)	(18)	(510)	(284)	(542)	(59)	(885)
Operating expenses (excluding UK bank levy, costs to achieve Transform and provision for interest rate hedging products redress)	(1,114)	(146)	(381)	(1,641)	(1,082)	(156)	(434)	(1,672)
UK bank levy	(39)	(6)	(6)	(51)	(26)	(7)	(6)	(39)
Costs to achieve Transform	(56)	(23)	(35)	(114)
Provision for interest rate hedging redress	(650)	–	–	(650)	(850)	–	–	(850)
Other net income	1	–	1	2	2	–	8	10

Profit/(loss) before tax	298	(243)	96	151	(20)	(405)	35	(390)

Adjusted profit/(loss) before tax[a]	948	(243)	96	801	830	(405)	35	460

Note

a	Adjusted profit/(loss) before tax and adjusted performance measures exclude the impact of the provision for interest rate hedging products redress of £650m in UK (2012: in UK £850m; 2011:£nil), goodwill impairment of £nil (2012: £nil; 2011: £123m in Europe) and loss on disposal of £nil (2012: £nil, 2011: £73m in RoW).

> 237

Financial review > Analysis of results by business continued > Wealth and Investment Management

2013

Total income of £1,839m remained broadly in line with the prior year.

Net interest income of £859m was also in line with the prior year, as growth in deposit and lending balances, primarily in the High Net Worth business, was offset by a 19bps decrease in net interest margin to 104bps reflecting a change in product mix and reduced contributions from structural hedges. Customer asset margin increased 21bps to 86bps due to lower funding rates. Average customer assets increased 14% to £22.4bn. Customer liability margin decreased 15bps to 97bps reflecting a change in product mix and lower funding rates. Average customer liabilities increased 21% to £60.6bn.

Net fees and commission income increased 2% to £968m.

Credit impairment charges increased £83m to £121m, largely reflecting the impact of deterioration in recovery values from property held as security, primarily in Europe. H113 included a charge of £15m relating to secured lending on Spanish property.

Adjusted operating expenses increased £241m to £1,750m largely reflecting costs to achieve Transform of £158m and a £23m customer remediation provision. Statutory operating expenses increased £320m to £1,829m including goodwill impairment of £79m (2012: £nil). For further details refer to Note 25 Goodwill and intangible assets on pages 328 and 329.

Adjusted loss before tax of £19m moved from a profit of £274m in 2012 primarily driven by costs to achieve Transform, increased credit impairment charges and the customer remediation provision. Statutory loss before tax of £98m (2012: profit of £274m) also included an impairment of £79m relating to goodwill.

Loans and advances to customers increased 8% to £23.1bn and customer deposits increased 18% to £63.4bn primarily driven by growth in the High Net Worth business.

CRD III RWAs increased 4% to £16.7bn driven by reallocation of liquidity pool assets previously held centrally, offset by improvements to the application of collateral to credit exposures.

	2013 £m	2012 £m	2011 £m

Income Statement Information
Net interest income	859	856	823
Net fee and commission income	968	948	944
Net trading income	18	16	5
Other expense	(6)	–	(2)

Total income	1,839	1,820	1,770
Credit impairment charges and other provisions	(121)	(38)	(41)

Net operating income	1,718	1,782	1,729

Operating expenses (excluding UK bank levy, costs to achieve Transform and goodwill impairment)	(1,586)	(1,505)	(1,537)
UK bank levy	(6)	(4)	(1)
Costs to achieve Transform	(158)	–	–
Goodwill impairment	(79)	–	–

Operating expenses	(1,829)	(1,509)	(1,538)
Other net income/(expense)	13	1	(3)

(Loss)/profit before tax	(98)	274	188

Adjusted (loss)/profit before tax[a]	(19)	274	188
Adjusted attributable (loss)/profit[a,b]	(24)	222	166

Balance Sheet Information

Loans and advances to customers at amortised cost	£23.1bn	£21.3bn	£18.8bn
Customer deposits	£63.4bn	£53.8bn	£46.5bn
Total assets[c]	£37.6bn	£24.5bn	£20.8bn
Risk weighted assets – CRD III[c]	£16.7bn	£16.1bn	£13.1bn
Risk weighted assets – CRD IV fully loaded[c]	£17.3bn

Notes

a	Adjusted profit before tax excludes the impact of goodwill impairment of £79m (2012: £nil; 2011: £nil).
b	Adjusted attributable profit represents profit after tax excluding non-controlling interests’ share of those profits.
c	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

238 >

Client assets increased 10% to £204.8bn driven by growth in the High Net Worth business and favourable equity market movements.

2012

Income improved 3% to £1,820m primarily driven by an increase in the High Net Worth business.

Net interest income grew 4% to £856m reflecting growth in deposit and lending balances in the High Net Worth business. Net interest margin decreased 10bps to 123bps due to the ongoing low interest rate environment and reduced contribution from structural hedges.

Net fees and commissions income remained broadly in line at £948m (2011: £944m) despite challenging market conditions.

Operating expenses decreased 2% to £1,509m as cost control initiatives were partially offset by the continued cost of the strategic investment programme.

Profit before tax increased 46% to £274m.

Customer deposits increased 16% to £53.8bn and loans and advances to customers increased 13% to £21.3bn.

CRD III RWAs increased 23% to £16.1bn principally due to growth in lending and an increased operational risk charge.

Client assets increased 13% to £186.0bn (2011: £164.2bn) principally reflecting an increase in net new assets in the High Net Worth business.

	Adjusted			Statutory

	2013	2012	2011[a]	2013	2012	2011

Performance Measures
Return on average tangible equity	(1.4%)	15.5%	13.0%	(5.9%)	15.5%	13.0%
Return on average equity	(1.0%)	11.2%	9.5%	(4.5%)	11.2%	9.5%
Return on average risk weighted assets	(0.1%)	1.7%	1.4%	(0.5%)	1.7%	1.4%
Cost: income ratio	95.0%	83%	87%	99.0%	83%	87%
Loan loss rate (bps)	51	17	21	51	17	21

Other financial measures

Client assets				£204.8bn	£186.0bn	£164.2bn
Number of employees (full time equivalents)				8,300	8,300	8,500

Note

a	Adjusted performance measures exclude the impact of goodwill impairment of £79m (2012: £nil; 2011: £nil).

> 239

Financial review > Analysis of results by business continued > Head Office and Other Operations

2013

Adjusted income declined to a net expense of £124m (2012: income of £356m), predominately due to the non-recurrence of gains related to hedges of employee share awards in Q112 of £235m and the residual net expense from treasury operations, including an adjustment to the carrying amount of subordinated liabilities. Statutory net expense decreased by £3,652m to £344m reflecting a lower own credit charge of £220m (2012: charge of £4,579m), partially offset by the non-recurrence of the £227m gain on disposal of investment in BlackRock Inc in 2012.

Operating expenses decreased £53m to £131m, mainly due to the non-recurrence of the £97m penalty arising from the industry wide investigation into the setting of inter-bank offered rates recognised in H112, partially offset by costs to achieve Transform of £22m and regulatory investigation and legal costs.

Adjusted loss before tax of £248m moved from a profit of £189m in 2012. Statutory loss before tax improved to £468m (2012: £4,163m) including an own credit charge of £220m (2012: £4,579m), partially offset by the non-recurrence of the £227m gain on disposal of investment in BlackRock Inc. in 2012.

Total assets decreased 35% to £26.7bn primarily reflecting a reduction of group liquidity pool assets and a reallocation to the businesses.

CRD III RWAs decreased £2.3bn to £3.0bn primarily driven by reallocation of liquidity pool assets to the businesses.

2012

Adjusted income increased to £356m (2011: expense of £89m) principally due to changes in the value of hedges relating to employee share awards which were closed out during Q112. Statutory total income net of insurance claims decreased to an expense of £3,996m (2011: income of £3,691) driven by the impact of own credit.

Operating expenses increased £139m to £184m mainly from higher regulatory costs, including a charge relating to the allocation to Head Office and Other Operations of the penalty of £97m (2011: £nil) arising from the industry wide investigation into the setting of interbank offered rates, Financial Services Compensation Scheme of £135m (2011: £45m), UK bank levy to £19m (2011: £nil) and increased strategic initiative costs.

Adjusted profit before tax increased to £189m (2011 loss of £135m). Statutory loss before tax increased to £4,163m (2011: profit of £1,822m) including an own credit charge of £4,579m (2011: £2,708m gain) and non-recurrence of gains on debt buy-backs, partially offset by the impact of the BlackRock Inc. investment disposal and income from changes in the value of hedges relating to employee share awards that were closed out during in Q112.

Total assets increased to £41.3bn (2011: £31.7bn) reflecting growth in the liquidity bond portfolio held at Head Office, partially offset by the sale of the strategic investment in BlackRock Inc.

CRD III RWAs increased £2.8bn to £5.3bn, principally reflecting increases in sovereign bonds held for liquidity purposes and the application of a more conservative approach to risk weighting these exposures.

	2013 £m	2012 £m	2011 £m

Income Statement Information
Adjusted total expense net of insurance claims	(124)	356	(89)
Own credit (charge)/gain	(220)	(4,579)	2,708
Gains on debt buy-backs	–	–	1,130
Gain/(loss) on disposal of investment in BlackRock, Inc	–	227	(58)

Total income net of insurance claims	(344)	(3,996)	3,691
Credit impairment (charge)/release and other provisions	2	(6)	(1)
Impairment of investment in BlackRock Inc.	–	–	(1,800)

Net operating (loss)/income	(342)	(4,002)	1,890

Operating expenses (excluding UK bank levy and cost to achieve Transform)	(94)	(165)	(45)
UK bank levy	(15)	(19)	–
Cost to achieve Transform	(22)	–	–

Operating expenses	(131)	(184)	(45)
Other net income/(expense)	5	23	(23)

(Loss)/profit before tax	(468)	(4,163)	1,822

Adjusted (loss)/profit before tax[a]	(248)	189	(135)
Adjusted attributable loss[a,b]	(344)	(64)	(165)

Balance Sheet Information

Total assets[c]	£26.7bn	£41.3bn	£31.7bn
Risk weighted assets – CRD III[c]	£3.0bn	£5.3bn	£2.5bn
Risk weighted assets – CRD IV fully loaded[c]	£2.5bn
Number of employees (full time equivalent)	100	200	100

Notes
a	Adjusted (loss)/profit before tax excludes the impact of an own credit charge of £220m (2012: charge of £4,579m, 2011: gain of £2,708m), gains on debt buy-backs (retirement of non-qualifying Tier 1 Capital under Basel 3) of £nil (2012: £nil, 2011: £1,130m), gain/(loss) on disposal of the strategic investment in BlackRock Inc. of £nil (2012: gain of £227m, 2011: loss of £58m), impairment of investment in BlackRock Inc. of £nil (2012: £nil, 2011: £1,800m) and loss on disposals of £nil (2012: £nil; 2011: £23m).
b	Adjusted attributable profit represents profit after tax excluding non-controlling interests’ share of those profits.
c	2013 total assets and risk weighted assets reflect a reduction in the liquidity pool and a reallocation to businesses of liquidity pool assets previously held centrally.

240 >

Financial review > Margins and balances

Margins Analysis

Basis of preparation

Customer assets represents loans and advances to customers and net interest income on customer assets represents interest received from customers less interest expense for funding those assets at the relevant internal funding rate. Customer liabilities represent customer deposits. Net interest income on customer liabilities represents the interest income from the funds generated from customer liabilities at the internal rate of funding less the interest paid to customers. Customer net interest income is the sum of customer asset and customer liability net interest income. Under this approach, customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

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

Analysis of net interest income

	2013 £m	2012 £m

Retail, Corporate Banking and Wealth and Investment Management customer income
– Customer assets	7,144	6,654
– Customer liabilities	3,221	3,185

Total	10,365	9,839
Retail, Corporate Banking and Wealth and Investment Management non-customer income
– Product structural hedge[a]	843	962
– Equity structural hedge[b]	337	317
– Other	(129)	(69)

Retail, Corporate Banking and Wealth and Investment Management net interest income	11,416	11,049
Investment Bank	349	530
Head Office and Other Operations	(165)	75

Group net interest income	11,600	11,654

Retail and Business Banking, Corporate Banking and Wealth and Investment Management net interest income

Barclays distinguishes the relative net interest contribution from customer assets and customer liabilities, and separates this from the contribution delivered by non-customer income, which principally arises from the Group hedging activities.

Customer net interest income

Customer net interest income increased to £10,365m (2012: £9,839m) driven by growth of 2% in average customer assets to £326bn and a 10bps increase in the customer asset margin to 2.19%. Customer liability interest income remained broadly constant; the result of a 14% increase in average liabilities to £322bn offset by a 12bps reduction to 100bps in the customer liability margin.

The customer asset margin increased to 2.19% (2012: 2.09%) primarily due to reduced funding costs.

The customer liability margin decreased to 1.00% (2012: 1.12%) driven by increased customer rates paid on deposits accounts in Corporate Banking, a change in product mix within Wealth towards lower margin products and reduced funding rates.

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

> 241

Financial review > Margins and balances continued

Non-customer net interest income

Non-customer net interest income decreased to £1,051m (2012: £1,210m) reflecting a reduction in the non-customer generated margin of 5bps to 0.16%. Group hedging activities continue to utilise structural interest rate hedges to mitigate the impact of the low interest environment on customer liabilities and the Group’s equity.

Product structural hedges generated a lower contribution of £843m (2012: £962m), as hedges were maintained in this period of continued low interest rates. Based on the current interest rate curves and the ongoing hedging strategy, fixed rate returns on product structural hedges are expected to make a significant contribution in 2014.

The contribution from equity structural hedges RBB, Barclaycard, Corporate Banking and Wealth and Investment Management remained broadly constant at £337m (2012: £317m).

Other Group net interest income

Head office net interest income decreased £240m to a net expense of £165m reflecting the cost of funding surplus liquidity due to growth in customer deposits across the Group offset by an adjustment to the carrying value of subordinated liabilities.

Investment Bank net interest decreased to £349m (2012: £530m) primarily due to a reduction in interest income from Exit Quadrant assets.

Total contribution to Group net interest income from structural hedge income is down £140m to £1.6bn (2012: £1.7bn).

Net interest margin

The net interest margin for RBB, Corporate Banking and Wealth and Investment Management decreased 8bps to 1.76% (2012: 1.84%), reflecting the reduction in contribution from customer liabilities and Group hedging activities, combined with a reduced contribution from the higher margins in Africa RBB as the ZAR depreciated against GBP. The net interest margin is expressed as a percentage of the sum of average customer assets and liabilities, to reflect the impact of the margin generated on retail and commercial banking liabilities.

The net interest margin, expressed as a percentage of average customer assets increased from 3.47% to 3.50% in 2013.

Net interest margin and customer asset and liability margins reflect movements in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The Group’s internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and charges those businesses in need of wholesale funding at a rate that is driven by prevailing market rates and includes a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative funding, which ensures there is a consistency between retail and wholesale source.

An analysis is provided on the following page for Retail and Business Banking, Corporate Banking and Wealth and Investment Management for each of the component parts of net interest income.

	UK RBB %	Europe RBB %	Africa RBB %	Barclaycard %	Corporate Banking %	Wealth and Investment Management %	Total %

2013
Customer asset margin	1.22	0.43	3.10	9.39	1.33	0.86	2.19
Customer liability margin	0.89	0.40	2.73	(0.29)	0.97	0.97	1.00

Customer net interest margin	1.06	0.43	2.95	8.48	1.12	0.94	1.60
Non-customer generated margin	0.23	0.36	0.21	(0.19)	0.09	0.10	0.16

Net interest margin	1.29	0.79	3.16	8.29	1.21	1.04	1.76

Average customer assets (Łm)	134,297	39,387	27,330	36,276	66,724	22,418	326,432
Average customer liabilities (Łm)	128,310	13,887	18,093	3,741	97,558	60,596	322,185

2012
Customer asset margin	1.07	0.46	3.10	9.56	1.17	0.65	2.09
Customer liability margin	0.97	0.38	2.75	(0.60)	1.11	1.12	1.12

Customer net interest margin	1.02	0.44	2.97	9.18	1.14	0.99	1.63
Non-customer generated margin	0.33	0.34	0.22	(0.52)	0.10	0.24	0.21

Net interest margin	1.35	0.78	3.19	8.66	1.24	1.23	1.84

Average customer assets (£m)	124,275	39,996	32,155	33,470	69,041	19,670	318,607
Average customer liabilities (£m)	111,753	14,824	19,610	1,286	85,620	50,083	283,176

242 >

Financial statements > Contents

Detailed analysis of our statutory accounts,

independently audited and providing in-depth disclosure

on the financial performance of the Group.

		Page	Note

	¡ Presentation of information	244
	¡ Independent Registered Public Accounting Firm’s report	245
	¡ Consolidated income statement	246
	¡ Consolidated statement of comprehensive income	247
	¡ Consolidated balance sheet	248
	¡ Consolidated statement of changes in equity	249
	¡ Consolidated cash flow statement	250
	¡ Parent Company accounts	251
	¡ Notes to the financial statements	253
	¡ Significant accounting policies	253	1

Performance/return	¡ Segmental reporting	257	2
	¡ Net interest income	257	3
	¡ Net fee and commission income	258	4
	¡ Net trading income	259	5
	¡ Net investment income	259	6
	¡ Credit impairment charges and other provisions	260	7
	¡ Administration and general expenses	262	8
	¡ Profit on disposal of subsidiaries, associates and joint ventures	262	9
	¡ Tax	263	10
	¡ Earnings per share	266	11
	¡ Dividends on ordinary shares	266	12

Assets and liabilities held at fair value	¡ Trading portfolio	267	13
	¡ Financial assets designated at fair value	267	14
	¡ Derivative financial instruments	268	15
	¡ Available for sale financial investments	272	16
	¡ Financial liabilities designated at fair value	272	17
	¡ Fair value of assets and liabilities.	273	18
	¡ Offsetting financial assets and financial liabilities	292	19

Financial instruments held at	¡ Loans and advances to banks and customers	293	20
amortised cost	¡ Finance leases	293	21
	¡ Reclassification of financial assets held for trading	294	22
	¡ Reverse repurchase and repurchase agreements including other	294	23
	¡ similar lending and borrowing

Fixed assets and investments	¡ Property, plant and equipment	295	24
	¡ Goodwill and intangible assets	297	25
	¡ Operating leases	299	26

Accruals, provisions, and contingent	¡ Accruals, deferred income and other liabilities	300	27
liabilities	¡ Provisions	301	28
	¡ Contingent liabilities and commitments	303	29
	¡ Legal proceedings, competition and regulatory matters	303	30

Capital instruments, equity and reserves	¡ Subordinated liabilities	310	31
	¡ Ordinary shares, share premium, and other equity	313	32
	¡ Reserves	314	33
	¡ Non-controlling interests	315	34

Employee benefits	¡ Staff costs	317	35
	¡ Share based payments	318	36
	¡ Pensions and post retirement benefits	320	37

Scope of consolidation	¡ Principal subsidiaries	325	38
	¡ Structured entities	327	39
	¡ Investments in associates and joint ventures	332	40
	¡ Securitisations	332	41
	¡ Assets pledged	334	42

Other disclosure matters	¡ Related party transactions and Directors’ remuneration	335	43
	¡ Auditors’ remuneration	337	44
	¡ Financial risks, liquidity and capital management	338	45
	¡ Changes in accounting policies, comparability and other adjustments	338	46
	¡ Barclays PLC (the Parent Company)	345	47

> 243

Presentation of information

Barclays approach to disclosures

The Group aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in light of developing market practice and areas of focus. Consequently Barclays disclosures go beyond the minimum standards required by accounting standards and other regulatory requirements.

During 2012, Barclays welcomed the recommendations made by the Enhanced Disclosure Taskforce (EDTF) and adopted the majority of the recommendations.

The EDTF was formed by the Financial Stability Board with a remit to broaden and deepen the risk disclosures of global banks in a number of areas, including liquidity and funding, credit risk and market risk.

For 2013 Barclays has sought to further enhance disclosures in order to meet the recommendations. In particular additional disclosures on the following have been made:

¡	Enhanced the encumbrance disclosure to improve reconciliation to the balance sheet and give increased information on unencumbered assets that cannot be pledged as collateral;

¡	Provided more granular information on RWAs;

¡	Increased information on impaired loans;

¡	Provided further information on our high risk wholesale and retail portfolios; and

¡	Expanded the market risk section providing better linkages between the balance sheet and value at risk (VaR).

In addition, the audit of the Barclays Africa Group Limited Group (which includes the Absa Retail and Business Banking component and certain other business activities) was concluded prior to our audit of the financial statements.

It is Barclays’ view that best in class disclosures will continue to evolve in light of ongoing market and stakeholder engagement with the banking sector. Barclays is committed to engaging and responding to this feedback in order to meet the information needs of stakeholders.

British Bankers’ Association (BBA) Code for Financial Reporting Disclosure

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2013 Annual Report and Accounts in compliance with the Code. The BBA published a Code for Financial Reporting Disclosure (the Code). The Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks will:

¡	provide high quality, meaningful and decision-useful disclosures;

¡	review and enhance their financial instrument disclosures for key areas of interest;

¡	assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance;

¡	seek to enhance the comparability of financial statement disclosures across the uk banking sector; and

¡	clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 277 to 281 along with the accounts of Barclays PLC itself on pages 282 and 283. The accounting policies on pages 284 to 287 and the notes commencing on page 284 apply equally to both sets of accounts unless otherwise stated.

The comparatives in the financial statements and notes to the financial statements have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011). For additional information refer to Note 46.

Capital Requirements Country-by-Country Reporting

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013, effective 1 January 2014. The legislation will require Barclays PLC to publish additional information in respect of the year ended 31 December 2013, by 1 July 2014. This information will be available before this date on Barclays’ website, Barclays.com.

244 >

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in equity, and consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays PLC and its subsidiaries at 31 December 2013 and 31 December 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control – Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting in the Directors’ Report appearing on page 57 of the Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 46, in 2013 the Company changed the manner in which it assesses consolidation, due to the implementation of IFRS 10: Consolidated Financial Statements; and the manner in which it accounts for its employee benefits due to the implementation of IAS 19 (revised): Employee Benefits, which resulted in the inclusion of the January 1, 2012 balance sheet.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdon

3 March 2014

> 245

Consolidated financial statements > Consolidated income statement

		2013	2012	2011
For the year ended 31 December	Notes	£m	£m	£m

Continuing operations
Interest income	3	18,315	19,211	20,589
Interest expense	3	(6,715)	(7,557)	(8,388)

Net interest income		11,600	11,654	12,201

Fee and commission income	4	10,479	10,213	10,208
Fee and commission expense	4	(1,748)	(1,677)	(1,586)

Net fee and commission income		8,731	8,536	8,622

Net trading income	5	6,553	3,347	7,660
Net investment income	6	680	844	2,305
Net premiums from insurance contracts		732	896	1,076
Gains on debt buy-backs and extinguishments		–	–	1,130
Other income		148	332	39

Total income		28,444	25,609	33,033
Net claims and benefits incurred on insurance contracts		(509)	(600)	(741)

Total income net of insurance claims		27,935	25,009	32,292
Credit impairment charges and other provisions	7	(3,071)	(3,340)	(5,602)
Net operating income		24,864	21,669	26,690

Staff costs	35	(12,155)	(11,467)	(12,353)
Administration and general expenses	8	(6,611)	(5,991)	(5,844)
Depreciation of property, plant and equipment	24	(647)	(669)	(673)
Amortisation of intangible assets	25	(480)	(435)	(419)
Goodwill impairment	25	(79)	–	(597)
Provision for PPI redress	28	(1,350)	(1,600)	(1,000)
Provision for interest rate hedging products redress	28	(650)	(850)	–

Operating expenses		(21,972)	(21,012)	(20,886)

Share of post-tax results of associates and joint ventures		(56)	110	60
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	6	28	(94)
Gain on acquisitions		26	2	–

Profit before tax		2,868	797	5,770
Taxation	10	(1,571)	(616)	(1,902)

Profit after tax		1,297	181	3,868

Attributable to:

Equity holders of the parent		540	(624)	2,924
Non-controlling interests	34	757	805	944

Profit after tax		1,297	181	3,868

		p	p	p

Earnings per share
Basic earnings/(loss) per share	11	3.8	(4.8)	22.9
Diluted earnings/(loss) per share	11	3.7	(4.8)	21.9

The Board of Directors approved the financial statements out on pages 246 to 345 on 3 March 2014.

246 >

Consolidated financial statements > Consolidated statement of comprehensive income

For the year ended 31 December	2013 £m	2012 £m	2011 £m

Profit after tax	1,297	181	3,868

Other comprehensive (loss)/income from continuing operations:
Currency translation reserve
Currency translation differences	(1,767)	(1,548)	(1,607)
Available for sale reserve
Net(losses)/gains from changes in fair value	(2,734)	1,237	2,742
Net gains transferred to net profit on disposal	(145)	(703)	(1,614)
Net (gains)/losses transferred to net profit due to impairment	(7)	40	1,860
Net losses/(gains) transferred to net profit due to fair value hedging	2,376	474	(1,803)
Changes in insurance liabilities	28	(150)	18
Tax	100	(352)	171
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(1,914)	1,499	2,407
Net gains transferred to net profit	(547)	(695)	(753)
Tax	571	(142)	(391)
Other	(37)	96	(74)

Total comprehensive (loss)/income that may be recycled to profit or loss	(4,076)	(244)	956

Other comprehensive (loss)/income not recycled to profit or loss:

Retirement benefit remeasurements	(512)	(1,553)	1,033
Deferred tax	(3)	318	(202)

Other comprehensive (loss)/income for the period	(4,591)	(1,479)	1,787

Total comprehensive (loss)/income for the year	(3,294)	(1,298)	5,655

Attributable to:
Equity holders of the parent	(3,406)	(1,894)	5,324
Non-controlling interests	112	596	331

	(3,294)	(1,298)	5,655

> 247

Consolidated financial statements > Consolidated balance sheet

As at	Notes	31 December 2013 £m	31 December 2012 £m	1 January 2012 £m

Assets
Cash and balances at central banks		45,687	86,191	106,990
Items in the course of collection from other banks		1,282	1,473	1,812
Trading portfolio assets	13	133,069	146,352	153,508
Financial assets designated at fair value	14	38,968	46,629	37,767
Derivative financial instruments	15	324,335	469,156	538,977
Available for sale investments	16	91,756	75,109	68,495
Loans and advances to banks	20	37,853	40,462	47,422
Loans and advances to customers	20	430,411	423,906	429,559
Reverse repurchase agreements and other similar secured lending	23	186,779	176,522	153,030
Prepayments, accrued income and other assets		4,414	4,365	4,565
Investments in associates and joint ventures	40	653	633	487
Property, plant and equipment	24	4,216	5,754	7,166
Goodwill and intangible assets	25	7,685	7,915	7,846
Current tax assets	10	219	252	374
Deferred tax assets	10	4,807	3,563	3,611
Retirement benefit assets	37	133	53	41

Total assets		1,312,267	1,488,335	1,561,650

Liabilities
Deposits from banks		54,834	77,012	91,123
Items in the course of collection due to other banks		1,359	1,587	969
Customer accounts		427,902	385,411	365,527
Repurchase agreements and other similar secured borrowing	23	196,748	217,178	207,292
Trading portfolio liabilities	13	53,464	44,794	45,887
Financial liabilities designated at fair value	17	64,796	78,561	88,453
Derivative financial instruments	15	320,634	462,721	528,249
Debt securities in issue		86,693	119,525	129,678
Subordinated liabilities	31	21,695	24,018	24,870
Accruals, deferred income and other liabilities	27	12,934	12,532	12,854
Provisions	28	3,886	2,766	1,529
Current tax liabilities	10	1,042	621	1,396
Deferred tax liabilities	10	373	341	566
Retirement benefit liabilities	37	1,958	1,282	243

Total liabilities		1,248,318	1,428,349	1,498,636

Total equity
Called up share capital and share premium	32	19,887	12,477	12,380
Other equity instruments	32	2,063	–	–
Other reserves	33	249	3,674	3,837
Retained earnings		33,186	34,464	37,190

Total equity excluding non-controlling interests		55,385	50,615	53,407
Non-controlling interests	34	8,564	9,371	9,607

Total equity		63,949	59,986	63,014

Total liabilities and equity		1,312,267	1,488,335	1,561,650

Sir David Walker

Group Chairman

Antony Jenkins

Group Chief Executive

Tushar Morzaria

Group Finance Director

248 >

Consolidated financial statements > Consolidated statement of change in equity

	Called up share capital and share premium £m	Other equity instruments £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m	Other reserves and treasury shares £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2013	12,477	–	527	2,099	59	989	34,464	50,615	9,371	59,986
Profit after tax	–	–	–	–	–	–	540	540	757	1,297
Currency translation movements	–	–	–	–	(1,201)	–	–	(1,201)	(566)	(1,767)
Available for sale investments	–	–	(379)	–	–	–	–	(379)	(3)	(382)
Cash flow hedges	–	–	–	(1,826)	–	–	–	(1,826)	(64)	(1,890)
Pension remeasurement	–	–	–	–	–	–	(503)	(503)	(12)	(515)
Other	–	–	–	–	–	–	(37)	(37)	–	(37)
Total comprehensive (loss)/income for the year	–	–	(379)	(1,826)	(1,201)	–	–	(3,406)	112	(3,294)
Issue of new ordinary shares	6,620	–	–	–	–	–	–	6,620	–	6,620
Issue of shares under employee share schemes	790	–	–	–	–	–	689	1,479	–	1,479
Issue of other equity instruments	–	2,063	–	–	–	–	–	2,063	–	2,063
Increase in treasury shares	–	–	–	–	–	(1,066)	–	(1,066)	–	(1,066)
Vesting of shares under employee share schemes	–	–	–	–	–	1,047	(1,047)	–	–	–
Dividends paid	–	–	–	–	–	–	(859)	(859)	(813)	(1,672)
Other reserve movements	–	–	–	–	–	–	(61)	(61)	(106)	(167)
Balance as at 31 December 2013	19,887	2,063	148	273	(1,142)	970	33,186	55,385	8,564	63,949

Balance as at 31 December 2011 restated for IAS 19Rc	12,380	–	25	1,442	1,348	1,022	38,135	54,352	9,607	63,959
Effects of IFRS 10	–	–	–	–	–	–	(945)	(945)	–	(945)
Balance as at 1 January 2012 restated	12,380	–	25	1,442	1,348	1,022	37,190	53,407	9,607	63,014
Profit after tax	–	–	–	–	–	–	(624)	(624)	805	181
Currency translation movements	–	–	–	–	(1,289)	–	–	(1,289)	(259)	(1,548)
Available for sale investments	–	–	502	–	–	–	–	502	44	546
Cash flow hedges	–	–	–	657	–	–	–	657	5	662
Pension remeasurement	–	–	–	–	–	–	(1,235)	(1,235)	–	(1,235)
Other	–	–	–	–	–	–	95	95	1	96
Total comprehensive income for the year	–	–	502	657	(1,289)	–	(1,764)	(1,894)	596	(1,298)
Issue of shares under employee share schemes	97	–	–	–	–	–	717	814	–	814
Increase in treasury shares	–	–	–	–	–	(979)	–	(979)	–	(979)
Vesting of shares under employee share schemes	–	–	–	–	–	946	(946)	–	–	–
Dividends paid	–	–	–	–	–	–	(733)	(733)	(694)	(1,427)
Redemption of Reserve Capital Instruments	–	–	–	–	–	–	–	–	–	–
Other reserve movements	–	–	–	–	–	–	–	–	(138)	(138)
Balance as at 31 December 2012	12,477	–	527	2,099	59	989	34,464	50,615	9,371	59,986

Balance as at 31 December 2010 published	12,339	–	(1,355)	152	2,357	600	36,765	50,858	11,404	62,262
Effects of IAS 19 Revised	–	–	–	–	–	–	(2,022)	(2,022)	–	(2,022)

Balance as at 1 January 2011 restated	12,339	–	(1,355)	152	2,357	600	34,743	48,836	11,404	60,240
Profit after tax	–	–	–	–	–	–	2,924	2,924	944	3,868
Currency translation movements	–	–	–	–	(1,009)	–	–	(1,009)	(598)	(1,607)
Available for sale investments	–	–	1,380	–	–	–	–	1,380	(6)	1,374
Cash flow hedges	–	–	–	1,290	–	–	–	1,290	(27)	1,263
Pension remeasurement	–	–	–	–	–	–	831	831	–	831
Other	–	–	–	–	–	–	(92)	(92)	18	(74)
Total comprehensive income for the year	–	–	1,380	1,290	(1,009)	–	3,663	5,324	331	5,655
Issue of shares under employee share schemes	41	–	–	–	–	–	838	879	–	879
Increase in treasury shares	–	–	–	–	–	(165)	–	(165)	–	(165)
Vesting of shares under employee share schemes	–	–	–	–	–	499	(499)	–	–	–
Dividends paid	–	–	–	–	–	–	(660)	(660)	(727)	(1,387)
Redemption of Reserve Capital Instruments	–	–	–	–	–	–	–	–	(1,415)	(1,415)
Other reserve movements	–	–	–	–	–	88	50	138	14	152
Balance as at 31 December 2011	12,380	–	25	1,442	1,348	1,022	38,135	54,352	9,607	63,959

Notes

a For further details refer to Note 32.

b For further details refer to Note 33.

c All comparatives have been restated to reflect IAS 19 Revised however only the 2012 comparative has been restated to reflect IFRS 10 as permitted by transition requirements.

> 249

Consolidated financial statements > Consolidated cash flow statement

For the year ended 31 December	2013 £m	2012 £m	2011 £m

Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	2,868	797	5,770
Adjustment for non-cash items:
Allowance for impairment	3,071	3,340	5,602
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,274	1,119	1,104
Other provisions, including pensions	3,674	3,080	1,787
Net profit on disposal of investments and property, plant and equipment	(145)	(679)	(1,645)
Other non-cash movements	(1,293)	5,565	1,454
Changes in operating assets and liabilities
Net (increase)/decrease in loans and advances to banks and customers	(6,783)	1,832	(13,836)
Net (increase)/decrease in reverse repurchase agreements and other similar lending	(10,264)	(23,492)	52,176
Net (decrease)/increase in deposits and debt securities in issue	(12,519)	(4,388)	6,712
Net (decrease)/increase in repurchase agreements and other similar borrowing	(20,430)	9,886	(18,266)
Net decrease in derivative financial instruments	2,734	4,293	3,730
Net decrease in trading assets	13,443	6,896	21,360
Net increase/(decrease) in trading liabilities	8,670	(973)	(26,899)
Net (increase)/decrease in financial investments	(6,114)	(18,764)	(4,255)
Net decrease in other assets	128	535	119
Net (decrease) in other liabilities	(1,930)	(1,354)	(4,148)
Corporate income tax paid	(1,558)	(1,516)	(1,686)

Net cash from operating activities	(25,174)	(13,823)	29,079

Purchase of available for sale investments	(92,015)	(80,797)	(67,525)
Proceeds from sale or redemption of available for sale investments	69,473	73,773	66,941
Purchase of property, plant and equipment	(736)	(604)	(1,454)
Other cash flows associated with investing activities	633	531	126

Net cash from investing activities	(22,645)	(7,097)	(1,912)

Dividends paid	(1,672)	(1,427)	(1,387)
Proceeds of borrowings and issuance of subordinated debt	700	2,258	880
Repayments of borrowings and redemption of subordinated debt	(1,425)	(2,680)	(4,003)
Net issue of shares and other equity instruments	9,473	97	41
Net (purchase) of treasury shares	(1,066)	(979)	(235)
Net redemption of shares issued to non-controlling interests	(100)	(111)	(1,257)

Net cash from financing activities	5,910	(2,842)	(5,961)

Effect of exchange rates on cash and cash equivalents	198	(4,111)	(2,933)

Net (decrease)/increase in cash and cash equivalents	(41,711)	(27,873)	18,273

Effects of IFRS10 on opening balance	–	96	–

Cash and cash equivalents at beginning of year	121,896	149,673	131,400

Cash and cash equivalents at end of year	80,185	121,896	149,673

Cash and cash equivalents comprise:
Cash and balances at central banks	45,687	86,191	106,894
Loans and advances to banks with original maturity less than three months	33,690	33,473	40,481
Available for sale treasury and other eligible bills with original maturity less than three months	644	2,228	2,209
Trading portfolio assets with original maturity less than three months	164	4	89

	80,185	121,896	149,673

Interest received in 2013 was £23,387m (2012: £24,390m, 2011: £28,673m) and interest paid in 2013 was £10,709m (2012: £16,701, 2011: £20,106m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,722m at 31 December 2013 (2012: £5,169m, 2011: £4,364m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

250 >

Financial statements of Barclays PLC > Parent company accounts

Income statement

For the year ended 31 December	Notes	2013 £m	2012 £m	2011 £m

Dividends received from subsidiary		734	696	643
Net Interest income		(6)	4	5
Other (expense)/income	47	(137)	16	–
Management charge from subsidiary		(6)	(5)	(5)

Profit before tax		585	711	643
Tax		35	(4)	–

Profit after tax		620	707	643

Profit after tax and total comprehensive income for the year was £620m (2012: £707m, 2011: £643m). There were no other components of total comprehensive income other than the profit after tax.

The Company had no staff during the year (2012: nil, 2011: nil).

Balance sheet

As at 31 December	Notes	2013 £m	2012 £m

Assets
Investments in subsidiary	47	30,059	21,429
Derivative financial instrument	47	271	422
Other assets	47	812	86

Total assets		31,142	21,937

Liabilities
Deposits from banks		400	409
Other liabilities		–	3

Total liabilities		400	412

Shareholders’ equity
Called up share capital	33	4,028	3,061
Share premium account	33	15,859	9,416
Other equity instruments	33	2,063	–
Capital redemption reserve		394	394
Retained earnings		8,398	8,654

Total shareholders’ equity		30,742	21,525

Total liabilities and shareholders’ equity		31,142	21,937

The financial statements on pages 251 to 345 were approved by the Board of Directors on 3 March 2014 and signed on its behalf by:

Sir David Walker

Group Chairman

Antony Jenkins

Group Chief Executive

Tushar Morzaria

Group Finance Director

> 251

Statement of changes in equity

	Notes	Called up share capital and share premium [a] £m	Other equity instruments	Capital reserves and other equity £m	Retained earnings £m	Total equity £m

Balance as at 1 January 2013		12,477	–	394	8,654	21,525
Profit after tax and total comprehensive income		–	–	–	620	620
Issue of new ordinary shares		6,620	–	–	–	6,620
Issue of shares under employee share schemes		790	–	–	–	790
Issue of other equity instruments		–	2,063	–	–	2,063
Dividends	12	–	–	–	(859)	(859)
Other		–	–		(17)	(17)

Balance as at 31 December 2013		19,887	2,063	394	8,398	30,742

Balance as at 1 January 2012		12,380	–	394	8,680	21,454
Profit after tax and total comprehensive income		–	–	–	707	707
Issue of shares under employee share schemes		97	–	–	–	97
Dividends	12	–	–	–	(733)	(733)
Other		–	–	–	–	–

Balance as at 31 December 2012		12,477	–	394	8,654	21,525

Balance as at 1 January 2011		12,339	–	394	8,710	21,443
Profit after tax and total comprehensive income		–	–	–	643	643
Issue of shares under employee share schemes		41	–	–	–	41
Dividends	12	–	–	–	(670)	(670)
Other		–	–	–	(3)	(3)

Balance as at 31 December 2011		12,380	–	394	8,680	21,454

Cash flow statement

For the year ended 31 December				2013 £m	2012 £m	2011 £m

Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax				585	711	643
Changes in operating assets and liabilities				(546)	(72)	(14)
Other non-cash movements				(20)	(4)	–
Corporate income tax paid				(3)	–	–

Net cash from operating activities				16	635	629

Capital contribution to subsidiary				(8,630)	–	–

Net cash used in investing activities				(8,630)	–	–

Issue of shares and other equity instruments				9,473	97	41
Dividends paid				(859)	(733)	(670)

Net cash from financing activities				8,614	(636)	(629)

Net decrease in cash and cash equivalents				–	(1)	–

Cash and cash equivalents at beginning of year				–	1	1

Cash and cash equivalents at end of year[b]				–	–	1

Net cash from operating activities includes:
Dividends received				734	696	643
Interest (paid)/received				(6)	4	5

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2013 or 2012 to significant risks arising from the financial instruments it holds, which comprised cash, balances with central banks and other assets which had no market risk or material credit risk.

Notes

a	Details of share capital and share premium are shown in Note 32
b	Comprising cash and balances at central banks.

252 >

Notes to the financial statements > For the year ended 31 December 2013

This section describes Barclays significant accounting policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a specific note, the applicable accounting policy and/or critical accounting estimate is contained within the relevant note.

Note 1: Significant accounting policies

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

(i) Consolidation Barclays applies IFRS 10 Consolidated Financial Statements.

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which Barclays PLC has control. The Group has control over another entity when the Group has all of the following:

1) power over the relevant activities of the investee, for example through voting or other rights;

2) exposure to, or rights to, variable returns from its involvement with the investee; and

3) the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

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

> 253

Note 1: Significant accounting policies continued

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

As the consolidated financial statements include partnerships where the Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.

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

Financial liabilities are derecognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms – generally a difference of 10% in the present value of the cash flows – is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

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

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument, if this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

254 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 1: Significant accounting policies continued

5. New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except where new standards and amendments to IFRS effective as of 1 January 2013 have resulted in changes in accounting policy. The new amended standards that have material impact on Barclays accounting policies are as follows:

IFRS 10

IFRS 10 replaced requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. This introduced new criteria to determine whether entities in which the Group has interests should be consolidated. The implementation of IFRS 10 resulted in the Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated, principally impacting the consolidation of entities in the Investment Bank with credit market exposures.

IAS 19

IAS 19 (Revised 2011), amongst other changes, requires actuarial gains and losses arising from defined benefit pension schemes to be recognised in full. Previously the Group deferred these over the remaining average service lives of the employees (known as the ‘corridor’ approach).

The effect of the adoption of these new or amended standards on the Group’s financial position, performance and cash flows is disclosed in Note 46.

IFRS 13 Fair Value Measurement

IFRS 13 provides comprehensive guidance on how to calculate the fair value of financial and non-financial assets. The adoption of IFRS 13 did not have a material financial impact on the Group.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Joint Ventures. The new rules change the definition of a joint operation, requiring the group to recognise its share of income and expenses, and assets and liabilities for certain entities that were previously accounted for under the equity method. The new standard also removed the option to proportionally consolidate joint arrangements, an option the Group did not use. The adoption of IFRS 11 did not have a material impact on the Group’s results or financial position.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 specifies the required disclosures in respect of interests in, and risks arising from, subsidiaries, joint ventures, associates and structured entities whether consolidated or not. As a disclosure only standard it will have no financial impact on the Group.

Amendment to IAS 39: Novation of Derivatives and Continuation of Hedge Accounting

The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified critera. The Group applied the amendment in the current year, although it did not have a material impact on the Group’s results or financial position.

6. Future accounting developments

There have been and are expected to be a number of significant changes to the Group’s financial reporting after 2013 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

IAS 32 Amendments to Offsetting Financial Assets and Financial Liabilities, is effective from 1 January 2014. The circumstances in which netting is permitted have been clarified; in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement. The amendments, based on current assumptions and applied to the 31 December 2013 balance sheet, are expected to gross up by approximately £35bn certain financial assets and financial liabilities in the balance sheet (mainly derivatives, settlement balances and repurchase agreements) that were previously reported net. There will be no impact on shareholders equity, profit or loss, other comprehensive income, or cash flows, and no significant impact on the Common equity Tier 1 ratio or the CRD IV leverage ratio. The actual impact could differ to our current estimate as certain industry-wide application issues have yet to be resolved.

IFRS 9 Financial Instruments will change the classification and therefore the measurement of the Group’s financial assets, the recognition of impairment and hedge accounting. In addition to these changes, the effect of changes in the Group’s own credit risk on the fair value of financial liabilities that the group designates at fair value through profit and loss will be included in other comprehensive income rather than the income statement. A number of the significant proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects. The effective date of IFRS 9 is still to be determined.

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

> 255

Note 1: Significant accounting policies continued

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

	Page		Page
Credit impairment charges and other provisions	260	Goodwill and intangible assets	297
Tax	263	Provisions	301
Available for sale investments	272	Pensions and post-retirement benefits	320
Fair value of assets and liabilities	273

7. Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, certain disclosures required under IFRS have been included within the Risk and Financial review sections as follows:

¡  Credit risk, on pages 117 to 164, including exposures to Eurozone countries;

¡  Market risk, on pages 165 to 173;

¡ Funding risk – capital, on pages 174 to 182;

¡ Funding risk – liquidity, on pages 183 to 199; and

¡ Segmental reporting on page 257.

These are covered by the Audit opinion included on pages 245.

256 >

Notes to the financial statements For the year ended 31 December 2013 continued

Performance

The notes included in this section focus on the results and performance of the Group. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here.

Note 2: Segmental reporting

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

An analysis of the Group’s performance by business segment and income by geographic segment is included on pages 223 and 224

Note 3: Net interest income

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

The effective interest method requires the Group to estimate future cash flows, in some cases based on its experience of customers’ behaviour, considering all contractual terms of the financial instrument, as well as the expected lives of the assets and liabilities. Due to the large number of products and types (both assets and liabilities), in the normal course of business there are no individual estimates that are material to the results or financial position.

See also Note 14 Financial assets designated at fair value and Note 17 Financial liabilities designated at fair value for relevant accounting policies.

	2013 £m	2012 £m	2011 £m

Cash and balances with central banks	219	253	392
Available for sale investments	1,804	1,736	2,137
Loans and advances to banks	468	376	350
Loans and advances to customers	15,613	16,448	17,271
Other	211	399	439

Interest income	18,315	19,212	20,589

Deposits from banks	(201)	(257)	(366)
Customer accounts	(2,656)	(2,485)	(2,526)
Debt securities in issue	(2,176)	(2,921)	(3,524)
Subordinated liabilities	(1,572)	(1,632)	(1,813)
Other	(110)	(263)	(159)

Interest expense	(6,715)	(7,558)	(8,388)

Net interest income	11,600	11,654	12,201

Interest income includes £179m (2012: £211m, 2011: £243m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed on page 271.

> 257

Note 3: Net interest income continued

2013

Net interest income remained stable at £11,600m (2012: £11,654m). Interest income decreased by 5% to £18,315m driven by a reduction in income from loans and advances to customers which fell £835m to £15,613m. The decrease in interest income from loans and advances to customers is attributable primarily to a reduction of £661m in Africa RBB, driven by the adverse impact of the depreciation of the ZAR, and a reduction of £382m in the Investment Bank due to reduced average balances. These movements were partly offset by a £303m increase in UK RBB reflecting increased average loan balances due to organic growth and contribution from Barclays Direct. Interest expense reduced 11% to £ 6,715m, driven by a reduction in interest on debt securities in issue of £745m to £2,176m due to lower average balances and lower yields.

The net interest margin for Retail and Business Banking, Corporate Banking and Wealth and Investment Management decreased by 8bps to 1.76% (2012: 1.84%), reflecting the reduction in contribution from customer liabilities and Group hedging activities, combined with a reduced contribution from the higher margins in Africa RBB as ZAR depreciated against GBP.

2012

Net interest income declined by 4% to £11,654m. Interest income decreased by 7% to £19,212m, driven by a reduction in income from loans and advances to customers, which fell £823m to £16,448m, and interest income derived from available for sale investments, which fell £401m to £ 1,736m. The decrease in interest income from loans and advances to customers is attributable primarily to the Investment Bank and Africa RBB reflecting lower average loan balances. These movements were partly offset by a £110m increase in Barclaycard reflecting increased average loan balances due to the Egg acquisition. The fall in interest from available for sale investments primarily reflects lower average balances and yield in the Investment Bank and lower yields on government bonds held in the Liquidity Risk Appetite portfolio. Interest expense reduced by 10% to £7,557m, driven by a reduction in interest on debt securities in issue of £603m to £2,921m due to lower average balances and lower yields, and a reduction in interest on subordinated liabilities of £181m to £1,632m due to lower average balances.

The net interest margin for Retail and Business Banking, Barclaycard, Corporate Banking and Wealth and Investment Management decreased to 1.84% (2011: 2.03%), primarily reflecting the reduction in contribution from Group hedging activities.

Note 4: Net fee and commission income

Accounting for net fee and commission income

The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	2013 £m	2012 £m	2011 £m

Fee and commission income
Banking, investment management and credit related fees and commissions	10,284	9,945	9,958
Brokerage fees	27	92	87
Foreign exchange commission	168	176	163

Fee and commission income	10,479	10,213	10,208
Fee and commission expense	(1,748)	(1,677)	(1,586)

Net fee and commission income	8,731	8,536	8,622

2013

Net fee and commission income remained stable with a £195m increase to £8,731m. Higher fees as a result of increased volumes within Barclaycard Business Payment and US portfolios and growth in equity underwriting activity and a strong equity capital market (ECM) deal calendar were offset by lower commissions mainly from syndicate and advisory business following concerns about potential slowing down of quantitative easing and the impact of adverse currency movements in Africa RBB.

2012

Net fee and commission income remained stable with an £86m decline to £8,536m. Higher fees as a result of increased volumes within the Barclaycard Business Payment and US portfolios and growth in debt and equity underwriting activity were offset by lower commissions mainly from Italy mortgage sales and the impact of adverse currency movements in Africa RBB.

258 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 5: Net trading income

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

	2013 £m	2012 £m	2011 £m

Trading income	6,773	7,926	4,952
Own credit (losses)/gains	(220)	(4,579)	2,708

Net trading income	6,553	3,347	7,660

Included within net trading income were gains of £914m (2012: £656m gain; 2011: £16m loss) on financial assets designated at fair value and losses of £684m (2012: £3,980m loss, 2011: £3,850m gain) on financial liabilities designated at fair value.

2013

Net trading income increased 96% to £6,553m, primarily reflecting a £4,359m variance in own credit (2013: £220m charge; 2012: £4,579m charge) as a result of improved credit spreads on Barclays’ issued debt. This was offset partially by a £1,153m decrease in trading income, reflecting market uncertainty around central banks tapering of quantitative easing programmes across a number of product areas in FICC.

2012

Net trading income decreased 56% to £3,347m, primarily reflecting a £7,287m variance in own credit (2012: £4,579m charge; 2011: £2,708m gain) as a result of improved credit spreads on Barclays’ issued debt. This was offset partially by a £2,974m increase in underlying trading income, reflecting increased liquidity and higher client volumes across a number of product areas in FICC and an improved performance in cash equities and equity derivatives in Equities and Prime Services.

Note 6: Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 16 Available for sale investments, and Note 14 Financial assets designated at fair value.

	2013 £m	2012 £m	2011 £m

Net gain from disposal of available for sale investments	145	452	1,645
Dividend income	14	42	129
Net gain from financial instruments designated at fair value	203	233	287
Other investment income	318	117	244

Net investment income	680	844	2,305

2013

Net investment income decreased by £164m to £680m. This was largely driven by lower gains on disposal of available for sale investments partially offset by increases in other investment income as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition.

2012

Net investment income decreased by £1,461m to £844m largely driven by the non-recurrence of gains on disposal of the economic structural hedge portfolio during 2011 and a reduction in dividends following the disposal of the Group’s stake in BlackRock, Inc. during the first half of 2012.

> 259

Note 7: Credit impairment charges and other provisions

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

260 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 7: Credit impairment charges and other provisions continued

Critical accounting estimates and judgements

The calculation of the impairment allowance involves the use of judgement, based on the Group’s experience of managing credit risk.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these retail portfolios is £2,161m (2012: £2,075m; 2011: £2,477m) and amounts to 71% (2012: 63%; 2011: 65%) of the total impairment charge on loans and advances.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £901m (2012: £1,228m; 2011: £1,313m) and amounts to 29% (2012: 37%; 2011: 35%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Risk review.

	2013 £m	2012 £m	2011 £m

New and increased impairment allowances	3,929	4,447	4,962
Releases	(683)	(928)	(931)
Recoveries	(201)	(212)	(265)

Impairment charges on loans and advances	3,045	3,307	3,766
Charges/(releases) in respect of provision for undrawn contractually committed facilities and guarantees provided	17	(4)	24

Loan impairment	3,062	3,303	3,790
Available for sale investment (excluding BlackRock, Inc.)	1	40	60
Reverse repurchase agreements	8	(3)	(48)

Credit impairment charges and other provisions	3,071	3,340	3,802

Impairment of investment in BlackRock, Inc.	–	–	1,800

More information on the impairment assessment and the measurement of credit losses is included on pages 365 to 367. The movements on the impairment allowance and the charge for the year is shown on page 129.

2013

Loan impairment fell 7% to £3,062m, reflecting lower impairment in Africa RBB and Corporate Banking, partially offset by higher charges in Europe RBB, Barclaycard and UK RBB.

2012

Loan impairment fell 13% to £3,303m, reflecting lower impairment in UK RBB, Barclaycard and Corporate Banking, partially offset by higher charges in Europe and South Africa.

Further analysis of the Group’s impairment charges is presented on pages 129 to 131.

> 261

Note 8: Administration and general expenses

	2013 £m	2012 £m	2011 £m

Infrastructure costs
Property and equipment	1,610	1,656	1,763
Depreciation of property, plant and equipment	647	669	673
Operating lease rentals	645	622	659
Amortisation of intangible assets	480	435	419
Impairment of property, equipment and intangible assets	149	17	12

Total infrastructure costs	3,531	3,399	3,526

Other costs
Consultancy, legal and professional fees	1,253	1,182	1,027
Subscriptions, publications, stationery and communications	869	727	740
Marketing, advertising and sponsorship	583	572	585
Travel and accommodation	307	324	328
UK bank levy	504	345	325
Goodwill impairment	79	–	597
Other administration and general expenses	691	546	405

Total other costs	4,286	3,696	4,007

Administration and general expenses[a,b]	7,817	7,095	7,533

2013

Administration and general expenses have increased 10% to £7,817m. This was driven by increased infrastructure costs due to the Transform programme, increased consultancy, legal and professional costs to meet new regulatory requirements such as the Dodd-Frank Act and CRD IV, an increase in the UK bank levy reflecting the increased rate and an increase in impairment in relation to premises restructuring in Europe. Within other administration and general expenses, increases in provisions for litigation and regulatory penalties were offset by the non-recurrence of the £290m penalty incurred in 2012 arising from the industry wide investigation into the setting of inter-bank offered rates.

2012

Administration and general expenses have fallen 6% to £7,095m, primarily due to £597m goodwill impairment in 2011 not recurring in 2012 and a reduction in the underlying cost base reflecting the impact of the Group-wide cost reduction initiative. This has been partly offset by the £290m penalty relating to the industry wide investigation into the setting of interbank offered rates and an increase in expenses relating to the Financial Services Compensation Scheme.

Note 9: Profit on disposal of subsidiaries, associates and joint ventures

There have been no material disposals during the year. The profit on disposal of subsidiaries, associates and joint ventures was £6m (2012: £28m), principally relating to accumulated foreign exchange gains (previously recognised directly in equity) recycled through the income statement within Head Office and Other Operations.

Notes

a	Total administration and general expenses of £7,817m (2012: £7,095m; 2011: £7,533m) include depreciation of property, plant and equipment of £647m (2012: £669m; 2011: £673m), amortisation of intangible assets of £480m (2012: £435m; 2011: £419m), goodwill impairment of £79m (2012: £nil; 2011: £597m) and administration and other expenses of £6,611m (2012: £5,991m; 2011: £5,844m).
b	The group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and, to increase staff costs by £1,084m in 2013 and £997m in 2012.

262 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 10: Tax

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

	2013 £m	2012 £m	2011 £m

Current tax charge
Current year	1,997	568	2,690
Adjustment for prior years	156	207	(61)

	2,153	775	2,629

Deferred tax (credit)
Current year	(68)	(72)	(657)
Adjustment for prior years	(514)	(87)	(70)

	(582)	(159)	(727)

Tax charge	1,571	616	1,902

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income, which includes within Other a tax charge of £37m (2012: £96m credit; 2011: £74m charge), principally relating to the UK tax rate change in 2013 and share based payments in 2012 and 2011.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2013 £m	2012 £m	2011 £m

Profit before tax from continuing operations	2,868	797	5,770

Tax charge based on the standard UK corporation tax rate of 23.25% (2012: 24.5%, 2011: 26.5%)	667	195	1,529
Effect of non-UK profits/losses at statutory tax rates different from the UK statutory tax rate	267	401	193
Non-creditable taxes	559	563	567
Non-taxable gains and income	(234)	(642)	(494)
Share based payments	(13)	(63)	147
Deferred tax assets not recognised/(previously not recognised)	409	(135)	(816)
Change in tax rates	(159)	(75)	17
Non-deductible impairment charges, loss on disposals and UK bank levy	118	84	770
Other items including non-deductible expenses	315	168	120
Adjustments in respect of prior years	(358)	120	(131)

Tax charge	1,571	616	1,902
Effective tax rate	54.8%	77.3%	33.0%

The tax charge of £1,571m (2012: £616m) represented an effective tax rate of 54.8% (2012: 77.3%) on profit before tax of £2,868m (2012: £797m). The effective tax rate decreased mainly due to the non-recurrence of the factors that increased the rate in 2012, principally the combination of significant losses in the UK (with relief at the UK statutory rate of 24.5%) and profits outside the UK taxed at higher rates.

The effective tax rate is higher than the UK statutory tax rate of 23.25% (2012: 24.5%) due to the items represented in the tax rate reconciliation above.

The tax charge for 2013 included a credit of £358m relating to adjustments in respect of prior years which comprises of £337m relating to the reassessment of items with uncertain tax treatment resulting from audit settlements with non-UK tax authorities and £21m relating to differences between the final tax charge in prior period tax returns for entities in the consolidated Group and the estimated tax charge included in the consolidated financial statements. These adjustments in respect of prior years are not considered to be indicative of future trends.

> 263

Note 10: Tax continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2013 £m	2012 £m

Assets	252	374
Liabilities	(621)	(1,397)

As at 1 January	(369)	(1,023)
Income statement	(2,153)	(775)
Other comprehensive income	(2)	(172)
Corporate income tax paid	1,558	1,516
Other movements	143	85

	(823)	(369)

Assets	219	252
Liabilities	(1,042)	(621)

As at 31 December	(823)	(369)

Other movements include current tax amounts relating to acquisitions, disposals and exchange gains and losses.

Deferred tax assets and liabilities

The deferred tax amounts on the balance sheet were as follows:

	2013 £m	2012 £m

Barclays Group US Inc. tax group (BGUS)	1,449	1,160
US Branch of Barclays Bank PLC (US Branch)	1,362	953
UK Group relief group	1,171	532
Spanish tax group	353	611
Other	472	307

Deferred tax asset	4,807	3,563
Deferred tax liability	(373)	(341)

Net deferred tax	4,434	3,222

US deferred tax assets in BGUS and the US Branch

The deferred tax asset in BGUS of £1,449m (2012: £1,160m) and the US Branch of £1,362m (2012: £953m) includes amounts relating to tax losses of £156m (2012: £135m) and £408m (2012: £834m) respectively, which first arose in 2007. In accordance with US tax rules tax losses can be carried forward and offset against profits for a period of 20 years and therefore any unused tax losses may begin to expire in 2028. The remaining balance primarily relates to temporary differences which are not time limited. The US Branch deferred tax asset is stated net of a measurement for UK tax because Barclays Bank PLC is subject to UK tax on the profits of its non-UK branches.

BGUS returned to profitability in 2012, primarily driven by Barclays Capital Inc., its US broker dealer, with tax losses expected to be fully utilised by 2015. A 20% reduction in forecasted profit would not extend the recovery period. The assumptions used in the profit forecasts do not include any incremental tax planning strategies.

The tax losses in the US Branch are projected to be fully utilised by 2017, based on profit forecasts covering the period from 2014 to 2018. A 20% reduction in forecasted profit would extend the recovery period by 1 year to 2018. The assumptions used in the profit forecasts do not include any incremental tax planning strategies.

UK Group relief group deferred tax asset

The deferred tax asset in the UK Group relief group of £1,171m (2012: £532m) includes £499m (2012: £342m) relating to tax losses. Tax losses can be carried forward indefinitely in the UK. The remaining balance relates to other temporary differences. Based on profit forecasts, it is probable that there will be sufficient future taxable profits available against which the temporary differences and losses will be utilised.

Spain deferred tax asset

A change in Spanish law in December 2013 resulted in the protection of certain deferred tax assets, mainly relating to pensions and impairments, whilst the remaining deferred tax assets (that are not protected by the change in law) continue to be reliant on future profits. Based on the current assessment of business forecasts there is insufficient evidence that future profits will be available to recover unprotected deferred tax assets for accounting purposes. As such only the protected deferred tax assets continue to be recognised resulting in a write down of £440m.

Other deferred tax assets

The deferred tax asset of £472m (2012: £307m) in other entities includes £157m (2012: £55m) relating to tax losses carried forward. Entities which have suffered a loss in either the current or prior year have a total deferred tax asset of £114m (2012: £135m) relating to tax losses carried forward and temporary differences. Recognition is based on profit forecasts which indicate that it is probable that the entities will have future taxable profits against which the losses and temporary differences can be utilised.

264 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 10: Tax continued

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share based payments and deferred compensation £m	Other £m	Total £m

Assets	158	61	53	542	457	105	1,636	858	1,190	5,060
Liabilities	(225)	(67)	(714)	(1)	–	–	–	–	(831)	(1,838)

At 1 January 2013	(67)	(6)	(661)	541	457	105	1,636	858	359	3,222
Income statement	904	(12)	–	(65)	(74)	270	(400)	(45)	4	582
Other comprehensive income	–	(17)	571	(5)	–	–	122	(33)	(1)	637
Other movements	(73)	27	8	10	(7)	(15)	(123)	(18)	184	(7)

	764	(8)	(82)	481	376	360	1,235	762	546	4,434

Assets	1,525	53	5	490	376	360	1,235	762	1,078	5,884
Liabilities	(761)	(61)	(87)	(9)	–	–	–	–	(532)	(1,450)

At 31 December 2013	764	(8)	(82)	481	376	360	1,235	762	546	4,434

Assets	254	186	–	403	431	261	1,493	506	1,285	4,819
Liabilities	(404)	(65)	(489)	(3)	–	–	–	–	(1,096)	(2,057)
Effect of the adoption of IFRS 10 on assets	–	–	–	–	–	–	–	–	282	282

At 1 January 2012	(150)	121	(489)	400	431	261	1,493	506	471	3,044
Income statement	60	(49)	(30)	(185)	86	(134)	130	401	(120)	159
Other comprehensive income	–	(67)	(146)	321	–	–	–	(12)	(6)	90
Other movements	23	(11)	4	5	(60)	(22)	13	(37)	14	(71)

	(67)	(6)	(661)	541	457	105	1,636	858	359	3,222

Assets	158	61	53	542	457	105	1,636	858	1,190	5,060
Liabilities	(225)	(67)	(714)	(1)	–	–	–	–	(831)	(1,838)

At 31 December 2012	(67)	(6)	(661)	541	457	105	1,636	858	359	3,222

The table above shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

The increase in the net deferred tax asset in respect of fixed asset timing differences was primarily due to an election for US tax purposes to capitalise costs associated with certain fixed assets. Other movements include deferred tax amounts relating to acquisitions, disposals and exchange gains and losses.

The amount of deferred tax liability expected to be settled after more than 12 months is £916m (2012: £1,337m). The amount of deferred tax asset expected to be recovered after more than 12 months is £4,943m (2012: £3,537m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £1,096m (2012: £28m), gross tax losses of £10,897m (2012: £7,295m) which includes capital losses of £3,465m (2012: £3,358m), and unused tax credits of £245m (2012: £155m). Tax losses of £245m (2012: £3m) expire within 5 years, £93m (2012: £83m) expire within 6 to 10 years, £1,043m (2012: £5m) expire within 11 to 20 years and £9,516m (2012: £7,204m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which the Group can utilise benefits.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where remittance is not contemplated and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. The aggregate amount of temporary differences for which deferred tax liabilities have not been recognised is £534m (2012: £836m).

> 265

Note 10: Tax continued

Critical accounting estimates and judgements

The Group is subject to income taxes in numerous jurisdictions and the calculation of the Group’s tax charge and worldwide provisions for income taxes necessarily involves a degree of estimation and judgement. There are many transactions and calculations for which the ultimate tax treatment is uncertain and cannot be determined until resolution has been reached with the relevant tax authority. The Group has a number of open tax returns with various tax authorities to whom we are in active dialogue. Liabilities relating to these open and judgemental matters are based on estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. These risks are managed in accordance with the Group’s Tax Risk Framework.

Deferred tax assets have been recognised based on business profit forecasts. Further detail on the recognition of deferred tax assets is provided on page 264 in the deferred tax assets and liabilities section of this tax note.

Note 11: Earnings per share

	2013 £m	2012 £m	2011 £m

Profit/(loss) attributable to equity holders of parent from continuing operations	540	(624)	2,924
Dilutive impact of convertible options	1	–	–

Profit/(loss) attributable to equity holders of parent from continuing operations including dilutive impact of convertible options	541	(624)	2,924

	2013 million	2012 million	2011 million

Basic weighted average number of shares in issue[a]	14,308	13,045	12,792
Number of potential ordinary shares	360	389	538

Diluted weighted average number of shares	14,668	13,434	13,330

	Basic earnings per share			Diluted earnings per share[b]

	2013 p	2012 p	2011 p	2013 p	2012 p	2011 p

Earnings/(loss) per ordinary share from continuing operations	3.8	(4.8)	22.9	3.7	(4.8)	21.9

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 360 million (2012: 389 million) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Barclays Africa Group Limited. The decrease in the number of potential ordinary shares is primarily driven by the impact of the increase in the average share price to £2.73 (2012: £2.14) on the 756 million (2012: 820 million) outstanding options granted under employee share schemes, which have strike prices ranging from £1.30 to £4.59 with an average of £2.60 (2012: £3.28).

Of the total number of employee share options and share awards at 31 December 2013, 16 million were anti-dilutive (2012: 145 million).

Note 12: Dividends on ordinary shares

The Directors have approved a final dividend in respect of 2013 of 3.5p per ordinary share of 25p each which will be paid on 28 March 2014 to shareholders on the Share Register on 21 February 2014. At this date ordinary shares in issue were 16,351m (2012: 12,624m). The financial statements for the year ended 31 December 2013 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2014. The 2013 financial statements include the 2013 interim dividends of £418m (2012: £367m) and final dividend declared in relation to 2012 of £441m (2011: £366m).

Notes

a	The basic weighted average number of shares excludes Treasury shares held in employee benefit trusts or held for trading. The rights issue in October 2013 resulted in the issue of an additional 3,219m shares. In accordance with IAS 33, a retrospective adjustment has been applied to the basic weighted average number of shares in issue for the prior periods which has resulted in a movement from a loss per share of 5.1p to a loss per share of 4.8p in 2012 and from an earnings per share of 24.4p to an earnings per share of 22.9p in 2011.
b	Potential ordinary shares shall be treated as dilutive when, and only when, their conversion to ordinary shares would increase loss per share.

266 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arms length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimated price based on available market data. Detail regarding the Group’s approach to managing market risk can be found on pages 374 to 383.

Note 13: Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses from changes in fair value taken to the income statement net trading income (Note 5).

	Trading portfolio assets		Trading portfolio liabilities

	2013 £m	2012 £m	2013 £m	2012 £m

Debt securities and other eligible bills	84,560	116,307	(40,445)	(36,742)
Equity securities	42,659	24,519	(12,947)	(7,979)
Traded loans	1,647	2,410	–	–
Commodities	4,203	3,116	(72)	(73)

Trading portfolio assets/(liabilities)	133,069	146,352	(53,464)	(44,794)

Note 14: Financial assets designated at fair value

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

	2013 £m	2012 £m

Loans and advances	18,695	21,996
Debt securities	842	6,975
Equity securities	11,824	9,017
Reverse repurchase agreements	5,323	6,034
Customers’ assets held under investment contracts	1,606	1,378
Other financial assets	678	1,229

Financial assets designated at fair value	38,968	46,629

The total portfolio of linked liabilities to customers under investment contracts also includes £0.1bn (2012: £0.2bn) reported within cash and balances at central banks. The carrying value of the total portfolio assets equals the carrying value of liabilities to customers under investment contracts shown in Note 17. Any change in the value of assets results in an equal but opposite change in the value of amounts due to the policyholders. Therefore, the Group is not exposed to the financial risks inherent in the investments.

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception

	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m

Loans and advances designated at fair value, attributable to credit risk	18,695	21,996	95	178	(4,797)	(4,892)
Value mitigated by related credit derivatives	914	1,342	49	(6)	444	395

> 267

Note 15: Derivative financial instruments

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, net trading income, net fee and commission income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet. The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are discussed in the Risk management section on pages 371 and 372. Trading derivatives are managed within the Group’s Market risk management policies, which are outlined on pages 374 to 383.

The Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit risk section on pages 154 and 155

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

268 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 15: Derivative financial instruments continued

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

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

Total derivatives

	2013			2012

	Notional	Fair value		Notional	Fair value
	contract			contract
	amount	Asset	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Total derivative assets/(liabilities) held for trading	41,494,363	321,590	(319,361)	40,193,114	465,357	(459,587)
Total derivative assets/(liabilities) held for risk management	303,645	2,745	(1,273)	302,822	3,799	(3,134)

Derivative assets/(liabilities)	41,798,008	324,335	(320,634)	40,495,936	469,156	(462,721)

The fair value of gross derivative assets decreased by 31% to £324bn reflecting increases in the major interest rate forward curves and the impact of optimisation initiatives to reduce gross derivative exposures. Further information on netting of derivative financial instruments is included within Note 19 Offsetting financial assets and financial liabilities.

> 269

Note 15: Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading

	2013			2012

	Notional	Fair value		Notional	Fair value
	contract			contract
	amount	Asset	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	2,482,144	25,504	(29,825)	2,421,109	25,670	(26,665)
Currency swaps	1,287,911	27,138	(27,855)	1,277,523	28,007	(31,456)
OTC options bought and sold	815,742	6,858	(6,977)	604,777	5,581	(5,663)

OTC derivatives	4,585,797	59,500	(64,657)	4,303,409	59,258	(63,784)
Foreign exchange derivatives cleared by central counterparty	3,368	–	–	9,139	41	(37)
Exchange traded futures and options – bought and sold	44,295	–	–	111,189	–	–

Foreign exchange derivatives	4,633,460	59,500	(64,657)	4,423,737	59,299	(63,821)

Interest rate derivatives
Interest rate swaps	7,497,699	164,532	(151,499)	6,676,588	264,838	(249,566)
Forward rate agreements	601,123	750	(719)	3,757,855	1,521	(1,483)
OTC options bought and sold	3,909,340	49,827	(50,087)	4,378,143	84,844	(85,517)

OTC derivatives	12,008,162	215,109	(202,305)	14,812,586	351,203	(336,566)
Interest rate derivatives cleared by central counterparty	21,377,621	1,069	(955)	17,103,792	172	(58)
Exchange traded futures and options – bought and sold	962,133	–	–	1,079,453	6	(1)

Interest rate derivatives	34,347,916	216,178	(203,260)	32,995,831	351,381	(336,625)

Credit derivatives
OTC swaps	1,270,020	21,922	(21,633)	1,529,984	29,788	(29,198)
Credit derivatives cleared by central counterparty	306,164	1	(1)	238,196	9	(10)

Credit derivatives	1,576,184	21,923	(21,634)	1,768,180	29,797	(29,208)

Equity and stock index derivatives
OTC options bought and sold	76,145	7,880	(11,227)	88,317	6,133	(9,403)
Equity swaps and forwards	86,497	2,046	(3,455)	74,098	1,762	(2,420)

OTC derivatives	162,642	9,926	(14,682)	162,415	7,895	(11,823)
Exchange traded futures and options – bought and sold	332,438	3,423	(4,265)	347,965	3,092	(3,192)

Equity and stock index derivatives	495,080	13,349	(18,947)	510,380	10,987	(15,015)

Commodity derivatives
OTC options bought and sold	62,564	1,527	(1,369)	81,787	1,786	(1,987)
Commodity swaps and forwards	141,287	8,570	(8,813)	164,771	11,441	(12,315)

OTC derivatives	203,851	10,097	(10,182)	246,558	13,227	(14,302)
Exchange traded futures and options – bought and sold	237,872	543	(681)	248,428	666	(616)

Commodity derivatives	441,723	10,640	(10,863)	494,986	13,893	(14,918)

Derivative assets/(liabilities) held for trading	41,494,363	321,590	(319,361)	40,193,114	465,357	(459,587)

Total OTC derivatives held for trading	18,230,472	316,554	(313,459)	21,054,952	461,371	(455,673)
Total derivatives cleared by central counterparty held for trading	21,687,153	1,070	(956)	17,351,127	222	(105)
Total Exchange Traded derivatives held for trading	1,576,738	3,966	(4,946)	1,787,035	3,764	(3,809)

Derivative assets/(liabilities) held for trading	41,494,363	321,590	(319,361)	40,193,114	465,357	(459,587)

270 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 15: Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management

	2013			2012

	Notional	Fair value		Notional	Fair value
	contract			contract
	amount	Asset	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Derivatives designated as cash flow hedges
Interest rate swaps	74,854	844	(484)	97,935	2,043	(1,094)
Forward foreign exchange	851	55	(16)	148	–	(3)
Interest rate derivatives cleared by central counterparty	85,104	–	–	79,039	–	–

Derivatives designated as cash flow hedges	160,809	899	(500)	177,122	2,043	(1,097)

Derivatives designated as fair value hedges
Interest rate swaps	39,964	1,278	(752)	44,031	1,576	(1,984)
Interest rate derivatives cleared by central counterparty	83,495	–	–	64,209	–	–

Derivatives designated as fair value hedges	123,459	1,278	(752)	108,240	1,576	(1,984)

Derivatives designated as hedges of net investments
Forward foreign exchange	19,377	568	(21)	17,460	180	(53)

Derivatives designated as hedges of net investments	19,377	568	(21)	17,460	180	(53)

Derivative assets/(liabilities) held for risk management	303,645	2,745	(1,273)	302,822	3,799	(3,134)

Total OTC derivatives held for risk management	135,046	2,745	(1,273)	159,574	3,799	(3,134)
Total derivatives cleared by central counterparty held for risk management	168,599	–	–	143,248	–	–

Derivative assets/(liabilities) held for risk management	303,645	2,745	(1,273)	302,822	3,799	(3,134)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

			Between	Between	Between	Between
		Up to	one to	two to	three to	four to	More than
	Total	one year	two years	three years	four years	five years	five years
	£m	£m	£m	£m	£m	£m	£m

2013
Forecast receivable cash flows	6,438	367	500	904	1,126	1,135	2,406
Forecast payable cash flows	1,095	231	128	701	12	14	9

2012
Forecast receivable cash flows	2,417	345	333	353	354	350	682
Forecast payable cash flows	54	31	18	4	–	1	–

Forecast receivable cash flows on floating rate assets have increased year on year due to significant increases in forward interest rate curves.

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments is 10 years (2012: 9 years).

Amounts recognised in net interest income

	2013	2012
	£m	£m

Losses on the hedged items attributable to the hedged risk	(591)	(74)
Gains on the hedging instruments	773	114

Fair value ineffectiveness	182	40
Cash flow hedging ineffectiveness	(76)	30

All gains and losses on hedging derivatives relating to forecast transactions which are no longer expected to occur have been recycled to the income statement.

Gains and losses transferred from the cash flow hedging reserve in the current year to interest income was a £66m gain (2012: £97m gain); interest expense a £554m gain (2012: £571m gain); net trading income a £44m loss (2012: £48m loss); administration and general expenses a £5m loss (2012: £1m gain); and taxation a £62m loss (2012: nil).

> 271

Note 16: Available for sale financial assets

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

	2013	2012
	£m	£m

Debt securities and other eligible bills	91,298	74,671
Equity securities	458	438

Available for sale investments	91,756	75,109

Critical accounting estimates and judgements

Approximately $4.3bn (£2.6bn) of the assets acquired as part of the 2008 acquisition of the North American business of Lehman Brothers had not been received by 31 December 2013. Approximately $2.7bn (£1.6bn) of this amount was recognised as part of the acquisition accounting and is included as an available for sale investment on the balance sheet. As discussed in Note 30, Barclays entitlement to these assets is the subject of legal proceedings between the SIPA Trustee for Lehman Brothers Inc. and Barclays. As such, there continues to be significant judgement involved in the valuation of this asset and uncertainty relating to the outcome of ongoing appeals. The Group takes the view that the effective provision of $1.6bn (£1.0bn) that is reflected in its estimate of fair value is appropriate. The valuation of this asset will be kept under review as legal proceedings progress.

Note 17: Financial liabilities designated at fair value

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

	2013		2012

		Contractual		Contractual
		amount due		amount due
	Fair value	on maturity	Fair value	on maturity
	£m	£m	£m	£m

Debt securities	49,244	52,306	57,878	59,754
Deposits	8,071	9,161	11,411	13,064
Liabilities to customers under investment contracts	1,705	–	1,542	–
Repurchase agreements	5,306	5,331	6,020	6,038
Other financial liabilities	470	470	1,710	1,710

Financial liabilities designated at fair value	64,796	67,268	78,561	80,566

The cumulative own credit net loss recognised is £1,199m at 31 December 2013 (2012: £979m loss).

272 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities

Accounting for financial assets and liabilities – fair values

The Group applies IAS 39 – Financial Instruments: Recognition and Measurement. All financial instruments are initially recognised at fair value on the date of recognition and, depending on the classification of the asset, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary. The best evidence of an instrument’s fair value on initial recognition is typically the transaction price. However, if fair value can be evidenced by comparison with other observable current market transactions in the same instrument, or is based on a valuation technique whose inputs include only data from observable markets then the instrument should be recognised at the fair value derived from such observable market data.

For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (‘Day One profit’) is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all model inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.

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

The sensitivity of valuations used in the financial statements to reasonably possible changes in significant unobservable inputs is shown on page 284.

Valuation

IFRS 13 Fair Value Measurement requires an entity to classify its assets and liabilities according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation technique using observable inputs – Level 2

Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable in an active market. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs – Level 3

Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

> 273

Note 18: Fair value of assets and liabilities continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted		Significant
	market	Observable	unobservable
	prices	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	£m	£m	£m	£m

As at 31 December 2013
Trading portfolio assets	54,363	72,285	6,421	133,069
Financial assets designated at fair value	11,188	9,010	18,770	38,968
Derivative financial assets	3,353	315,969	5,013	324,335
Available for sale investments	36,050	53,561	2,145	91,756
Investment property	–	–	451	451
Non current assets held for sale	–	–	114	114

Total assets	104,954	450,825	32,914	588,693

Trading portfolio liabilities	(29,450)	(24,014)	–	(53,464)
Financial liabilities designated at fair value	(98)	(63,058)	(1,640)	(64,796)
Derivative financial liabilities	(3,952)	(312,363)	(4,319)	(320,634)

Total Liabilities	(33,500)	(399,435)	(5,959)	(438,894)

As at 31 December 2012
Trading portfolio assets	51,639	86,199	8,514	146,352
Financial assets designated at fair value	14,518	26,025	6,086	46,629
Derivative financial assets	2,863	460,076	6,217	469,156
Available for sale investments	28,949	43,280	2,880	75,109
Investment property	–	–	1,686	1,686
Non current assets held for sale	–	–	–	–

Total assets	97,969	615,580	25,383	738,932

Trading portfolio liabilities	(20,294)	(24,498)	(2)	(44,794)
Financial liabilities designated at fair value	(182)	(76,024)	(2,355)	(78,561)
Derivative financial liabilities	(2,666)	(455,068)	(4,987)	(462,721)

Total Liabilities	(23,142)	(555,590)	(7,344)	(586,076)

There are no assets or liabilities measured at fair value on a non-recurring basis.

Included in financial assets designated at fair value is the Education, Social Housing and Local Authority (ESHLA) loan portfolio of £15.6bn (2012: £17.6bn). This was transferred from Level 2 to Level 3 following reassessment of the significance of unobservable loan spreads on valuation. The valuation of the ESHLA portfolio continues to be based on internally modelled spreads. Valuation uncertainty arises mainly from the long dated nature of the portfolio, the lack of active secondary market in the loans and the lack of observable loan spreads.

274 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

Assets and liabilities held at fair value by product type

		Assets			Liabilities
	Valuation technique using			Valuation technique using

	Quoted		Significant	Quoted		Significant
	market	Observable	unobservable	market	Observable	unobservable
	prices	inputs	inputs	prices	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	£m	£m	£m	£m	£m	£m

As at 31 December 2013
Interest rate derivatives	–	217,324	1,031	–	(203,466)	(1,046)
Foreign exchange derivatives	–	59,951	117	–	(64,592)	(86)
Credit derivatives[a]	–	19,723	2,200	(26)	(20,828)	(780)
Equity derivatives	3,353	8,730	1,266	(3,926)	(13,154)	(1,867)
Commodity derivatives	–	10,241	399	–	(10,323)	(540)
Government and government sponsored debt	53,518	63,627	220	(17,833)	(17,758)	–
Corporate debt	1,005	34,247	3,040	(63)	(5,247)	(12)
Certificates of deposit, commercial paper and other money market instruments	–	1,493	–	(96)	(5,303)	(409)
Reverse repurchase and repurchase agreements	–	5,323	–	–	(5,306)	–
Non asset backed loans	–	2,493	16,132	–	–	–
Asset backed securities	–	15,141	2,112	–	(105)	–
Commercial real estate loans	–	–	1,198	–	–	–
Issued debt	–	54	1	–	(48,734)	(1,164)
Equity cash products	45,547	397	168	(11,554)	(704)	–
Funds and fund-linked products	–	8,509	550	–	(3,369)	(54)
Physical commodities	1,155	3,048	–	–	(72)	–
Investment properties	–	–	451	–	–	–
Other[b]	376	524	4,029	(2)	(474)	(1)

Total	104,954	450,825	32,914	(33,500)	(399,435)	(5,959)

As at 31 December 2012
Interest rate derivatives	–	353,647	1,353	–	(338,502)	(1,204)
Foreign exchange derivatives	1	59,275	203	–	(63,630)	(244)
Credit derivatives[a]	–	26,758	3,039	–	(28,002)	(1,206)
Equity derivatives	2,851	6,281	1,092	(2,626)	(10,425)	(1,702)
Commodity derivatives	12	13,984	660	(5)	(14,632)	(543)
Government and government sponsored debt	65,598	60,336	367	(13,098)	(20,185)	–
Corporate debt	844	28,640	3,339	(130)	(3,312)	(36)
Certificates of deposit, commercial paper and other money market instruments	203	5,443	–	(5)	(7,840)	(760)
Reverse repurchase and repurchase agreements	–	6,034	–	–	(6,020)	–
Non asset backed loans	21	19,666	2,365	(2)	(3)	–
Asset backed securities	17	26,787	4,106	(2)	(831)	–
Commercial real estate loans	–	–	1,798	–	–	–
Issued debt	–	–	–	–	(57,303)	(1,439)
Equity cash products	26,992	2,855	145	(7,236)	(1,111)	–
Funds and fund-linked products	737	2,447	754	(38)	(2,000)	(122)
Physical commodities	678	2,438	–	–	(73)	–
Investment properties	–	–	1,686	–	–	–
Other[b]	15	989	4,476	–	(1,721)	(88)

Total	97,969	615,580	25,383	(23,142)	(555,590)	(7,344)

Notes
a	Credit derivatives includes derivative exposure to Monoline insurers.
b	Other primarily includes receivables resulting from the acquisition of the North American businesses of Lehman Brothers, asset-backed loans, private equity investments and non current assets held for sale.

> 275

Note 18: Fair value of assets and liabilities continued

Assets and liabilities reclassified between Level 1 and Level 2

US Treasuries and new issuances of certain G7 government bonds are actively quoted and traded through electronic trading platforms, supporting classification as Level 1. When there is a new issuance of those G7 government bonds, any previous issuances held on the balance sheet as Level 1 will be transferred into Level 2 to reflect a decrease in trading activity. As a result of new issuances during the year, £19.6m of government and government-sponsored debt were transferred from Level 1 into Level 2. Remaining transfers from level 1 to level 2 relate to the transfer of £14.1m of corporate debt as a result of a reassessment of available pricing information causing the classification to be reconsidered as level 2.

Transfers have been reflected as if they had taken place at the beginning of the year.

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movements in level 3 assets and liabilities

						Total gains and losses in
						the period recognised in		Total gains	Transfers
	As at					the income statement		or losses			As at 31
	1 January					Trading	Other	recognised			December
	2013	Purchases	Sales	Issues	Settlements	income	income	in OCI	In	Out	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government and government sponsored debt	321	135	(199)	82	(23)	(3)	(11)	–	–	(141)	161
Corporate debt	3,136	84	(83)	–	–	(46)	–	–	–	(52)	3,039
Asset backed securities	3,614	2,773	(4,729)	–	(389)	831	–	–	50	(39)	2,111
Non asset backed loans	344	91	(281)	35	(37)	16	–	–	8	–	176
Funds and fund-linked products	685	–	(64)	–	–	(95)	–	–	–	(32)	494
Other	414	46	(42)	–	(44)	44	–	–	34	(12)	440

Trading portfolio assets	8,514	3,129	(5,398)	117	(493)	747	(11)	–	92	(276)	6,421

Commercial real estate loans	1,798	1,542	(1,717)	–	(526)	156	2	–	2	(59)	1,198
Non asset backed loans	2,021	390	(1)	–	(208)	(1,441)	(107)	–	15,317	(15)	15,956
Asset backed loans	564	595	(748)	–	(23)	106	–	–	–	(119)	375
Private equity investments	1,350	161	(134)	–	(87)	50	(139)	–	18	(51)	1,168
Other	353	11	(237)	–	(28)	(36)	(1)	–	105	(94)	73

Financial assets designated at fair value	6,086	2,699	(2,837)	–	(872)	(1,165)	(245)	–	15,442	(338)	18,770

Asset backed securities	492	–	(521)	–	(29)	(1)	30	30	–	–	1
Government and government sponsored debt	46	13	–	–	(1)	–	1	–	–	–	59
Other	2,342	25	(77)	–	(471)	1	255	2	36	(28)	2,085

Available for sale investments	2,880	38	(598)	–	(501)	–	286	32	36	(28)	2,145

Investment property	1,686	151	(1,210)	–	–	17	(31)	–	–	(162)	451

Non current assets held for sale	–	–	–	–	–	–	–	–	114	–	114

276 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

Analysis of movements in level 3 assets and liabilities continued

						Total gains and losses in
						the period recognised in		Total gains	Transfers
	As at					the income statement		or losses			As at 31
	1 January					Trading	Other	recognised			December
	2013	Purchases	Sales	Issues	Settlements	income	income	in OCI	In	Out	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Trading portfolio liabilities	(2)	(1)	–	–	–	1	–	–	–	2	–
Certificates of deposit, commercial paper and other money market instruments	(760)	–	–	–	7	204	93	–	–	47	(409)
Issued debt	(1,439)	–	9	(67)	319	60	6	–	(205)	153	(1,164)
Other	(156)	(2)	1	–	(2)	(3)	3	–	–	92	(67)

Financial liabilities designated at fair value	(2,355)	(2)	10	(67)	324	261	102	–	(205)	292	(1,640)

Interest rate derivatives	149	(26)	(1)	–	31	262	2	–	(26)	(406)	(15)
Credit derivatives	1,776	95	(66)	(2)	54	(488)	(81)	–	(74)	206	1,420
Equity derivatives	(608)	301	(1)	(394)	(48)	151	2	–	(85)	81	(601)
Commodity derivatives	117	(57)	–	(44)	42	66	1	–	(146)	(120)	(141)
Foreign exchange derivatives	(40)	–	–	–	145	(44)	1	–	(10)	(21)	31
Other	(164)	–	–	–	–	–	–	–	–	164	–

Net derivative financial instruments[a]	1,230	313	(68)	(440)	224	(53)	(75)	–	(341)	(96)	694

Total	18,039	6,327	(10,101)	(390)	(1,318)	(192)	26	32	15,138	(606)	26,955

Analysis of movements in level 3 assets and liabilities

							Total gains and losses in
		Effects					the period recognised in		Total gains	Transfers
	As at	of the					the income statement		or losses			As at 31
	1 January	adoption					Trading	Other	recognised			December
	2013	of IFRS 10	Purchases	Sales	Issues	Settlements	income	income	in OCI	In	Out	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Trading portfolio assets	9,204	1,093	3,443	(4,445)	–	(986)	476	(7)	–	242	(506)	8,514
Financial assets designated at fair value	8,679	143	2,972	(3,837)	–	(915)	(236)	(5)	–	167	(882)	6,086
Available for sale investments	2,873	–	50	(226)	–	(57)	(17)	–	(19)	461	(185)	2,880
Investment property	2,925	–	70	(1,289)	–	–	35	(55)		–	–	1,686
Trading portfolio liabilities	(6)	–	(1)	1	–	1	–	–	–	–	3	(2)
Financial liabilities designated at fair value	(3,136)	(136)	(8)	29	(289)	450	87	52	–	(295)	891	(2,355)
Net derivative financial instruments[a]	2,686	(9)	434	(138)	(354)	5	(1,438)	(109)	–	(189)	342	1,230

Total	23,225	1,091	6,960	(9,905)	(643)	(1,502)	(1,093)	(124)	(19)	386	(337)	18,039

Notes

a	The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 31 December 2013 totalled £5,013m (2012: £6,217m) and derivative financial liabilities totalled £4,319m (2012: £4,987m).

> 277

Note 18: Fair value of assets and liabilities continued

Assets and liabilities move between Level 2 and Level 3 primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

During 2013, transfers into Level 3 totalled £15.1bn primarily due to the remainder of the ESHLA loan portfolio amounting to £15.3bn, which was transferred from Level 2 to Level 3 following reassessment of the significance of unobservable loan spreads on valuation. Liabilities of £205m were also transferred from Level 2 to Level 3 mainly representing issued debt classified as financial liabilities designated at fair value. A further £(146)m of commodity derivatives were also transferred into level 3 in line with observable market activity.

Transfers out of Level 3 totalled £606m. This was primarily due to £141m of government and government sponsored debt held as trading portfolio assets and £119m of asset backed loans held as financial assets designated at fair value through profit and loss. Liabilities transferred out included £153m of issued debt and £47m of certificates of deposit, commercial paper and other money market instruments both designated as held at fair value through profit and loss. There were also transfers of £(406)m in interest rate derivatives offset by £206m in credit derivatives as a result of more observable valuation inputs.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at period end

	2013				2012
	Income statement		Other		Income statement		Other
	Trading	Other	compre-		Trading	Other	compre-
	income	income	hensive	Total	income	income	hensive	Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m

Trading portfolio assets	222	–	–	222	186	(7)	–	179
Financial assets designated at fair value	(1,276)	10	–	(1,266)	(174)	(2)	–	(176)
Available for sale assets	–	(5)	27	22	(3)	(11)	67	53
Investment property	(27)	(31)	–	(58)	14	(28)	–	(14)
Trading portfolio liabilities	–	–	–	–	(1)	–	–	(1)
Financial liabilities designated at fair value	74	–	–	74	39	63	–	102
Net derivative financial instruments	(411)	(75)	–	(486)	(1,747)	(61)	–	(1,808)

Total	(1,418)	(101)	27	(1,492)	(1,686)	(46)	67	(1.665)

The decrease in trading income of £1,102m within financial assets designated at fair value is primarily driven by a trading loss on the ESHLA loan portfolio due to losses incurred on fixed rate loan portfolios as a result of an increase in interest rate forward curves. Trading income on net derivative financial instruments increased by £1,336m over the year mainly driven by more favourable returns on derivatives. Credit and monoline derivatives within the Structured Capital Portfolio Markets business resulted in an increase in trading income of £461m compared to prior year. Additionally, within rates trading, interest rate derivates drove a £247m increase in trading income; whilst equity derivatives also had a positive variance of £235m over prior year.

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The valuation techniques used for the main products that are not determined by reference to unadjusted quoted prices (Level 1), observability and sensitivity analysis for Level 3 are described below.

278 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

Interest rate derivatives

Description: These are derivatives linked to interest rates or inflation indices. This category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate derivative cash flows are valued using interest rate yield curves whereby observable market data is used to construct the term structure of forward rates. This is then used to project and discount future cash flows based on the parameters of the trade. Assets and liabilities with optionality are valued using volatilities implied from market observable inputs. Exotic interest rate derivatives are valued using industry standard and bespoke models based on observable and unobservable market parameter inputs. Input parameters include interest rates, volatilities, correlations and others as appropriate. Where unobservable, a parameter will be set with reference to an observable proxy. Inflation forward curves and interest rate yield curves are extrapolated beyond observable tenors.

Balance guaranteed swaps are valued using cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying asset performance, independent research, ABX indices, broker quotes, observable trades on similar securities and third party pricing sources. Prepayment is projected based on observing historic prepayment rates.

Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying. Certain correlation, convexity, long dated forwards and volatilities exposures are unobservable beyond liquid maturities. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services where available, otherwise stress scenarios or historic data are used.

Foreign exchange derivatives

Description: These are derivatives linked to the foreign exchange (FX) market. This category includes FX forward contracts, FX swaps and FX options. The vast majority are traded as OTC derivatives.

Valuation: Derivatives are valued using industry standard and bespoke models. Input parameters include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Observability: Certain correlations, long dated forwards and volatilities are unobservable beyond liquid maturities.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is primarily based on the dispersion of consensus data services.

Credit derivatives

Description: These are derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets via securitisation. This category includes single name and index Credit Default Swaps (CDS), asset backed CDS, synthetic Collateralised Debt Obligations (CDOs), and Nth-to-default basket swaps.

Valuation: CDS are valued using a market standard model that incorporates the credit curve as its principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies. Where credit spreads are unobservable, they are determined with reference to recent transactions or proxied from bond spreads on observable trades of the same issuer or other similar entities. Synthetic CDOs are valued using a model that calculates fair value based on credit spreads, recovery rates, correlations and interest rates and is calibrated to the index tranche market.

Observability: CDS contracts referencing entities that are not actively traded are considered unobservable. The correlation input to synthetic CDO valuation is considered unobservable as it is proxied from the observable index tranche market. Where an asset-backed credit derivative does not have an observable market price and the valuation is determined using a model, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity of valuations of the illiquid CDS portfolio is determined by applying a shift to each spread curve. The shift is based on the average range of pricing observed in the market for similar CDS.

Synthetic CDO sensitivity is calculated using correlation levels derived from the range of contributors to a consensus bespoke service.

Commodity derivatives

Description: These products are exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural products, power and natural gas.

Valuation: The valuations of commodity swaps and options are determined using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and correlations. Unobservable inputs are set with reference to similar observable products or by applying extrapolation techniques from the observable market.

Observability: Certain correlations, forward curves and volatilities for longer dated exposures are unobservable.

Level 3 sensitivity: Sensitivity is determined primarily by measuring historical variability over two years. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

> 279

Note 18: Fair value of assets and liabilities continued

Equity derivatives

Description: These are derivatives linked to equity indices and single names. This category includes exchange traded and OTC equity derivatives including vanilla and exotic options.

Valuation: The valuations of OTC equity derivatives are determined using industry standard models. Input parameters include stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. Unobservable model inputs are determined by reference to liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying.

Level 3 sensitivity: Sensitivity is estimated based on the dispersion of consensus data services either directly or through proxies.

Derivative exposure to monoline insurers

Description: These products are derivatives through which credit protection has been purchased on structured debt instruments (primarily CLOs) from monoline insurers.

Valuation: Given the bespoke nature of the CDS, the primary valuation input is the price of the cash instrument it protects.

Observability: Whilst the market value of the cash instrument underlying the CDS contract may be observable, its use in the valuation of CDS is considered unobservable due to the bespoke nature of the monoline CDS contracts.

Level 3 sensitivity: Due to the high degree of uncertainty, the sensitivity reflects the impact of writing down the credit protection element of fair value to zero.

Government and Government sponsored debt

Description: These are government bonds, supra sovereign bonds and agency bonds.

Valuation: Liquid government bonds actively traded through an exchange or clearing house are marked to the closing levels observed in these markets. Less liquid bonds are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are no observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flow amounts.

Observability: Where an observable market price is not available, the bond is considered Level 3.

Level 3 sensitivity: Sensitivity is calculated by using the range of observable proxy prices.

Corporate debt

Description: This primarily contains corporate bonds.

Valuation: Corporate bonds are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are no observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flow amounts. In the absence of observable bond or CDS spreads for the respective issuer, similar reference assets or sector averages are applied as a proxy (the appropriateness of proxies being assessed based on issuer, coupon, maturity and industry).

Observability: Where an observable market price is not available, the security is considered Level 3.

Level 3 sensitivity: The sensitivity for the corporate bonds portfolio is determined by applying a shift to each underlying position driven by average ranges of external levels observed in the market for similar bonds.

Certificates of Deposit, Commercial Paper and other money market instruments

Description: These are certificates of deposit, commercial paper and other money market instruments.

Valuation: Certificates of deposit and commercial paper are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are no observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flow amounts. In the absence of observable bond or CDS spreads for the respective issuer, similar reference assets or sector averages are applied as a proxy (the appropriateness of proxies being assessed based on issuer, coupon, maturity and industry).

Observability: Where an observable market price is not available, the instrument is considered Level 3.

Level 3 sensitivity: Sensitivity is calculated by using the range of observable proxy prices.

Repurchase agreements

Description: This product type is primarily made up of repurchase agreements that are held at fair value.

Valuation: Repurchase agreements are generally valued using industry standard modelling techniques including discounting of cash flows. The key valuation inputs are forward curves.

280 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

Observability: Repurchase agreement pricing is generally observable.

Level 3 sensitivity: There is no Level 3 sensitivity associated with repurchase agreements as inputs to valuation are observable.

Non asset backed loans

Description: This category is largely made up of fixed rate loans, such as the ESHLA portfolio, which are valued using models that discount expected future cash flows.

Valuation: Fixed rate loans are valued using models that calculate fair value based on observable interest rates and unobservable loan spreads. Unobservable loan spreads are modelled according to issuer credit quality.

Observability: Within this population, the unobservable input is the loan spread.

Level 3 sensitivity: The sensitivity for fixed rate loans is calculated by applying a shift to loan spreads.

Asset backed securities

Description: These are securities that are linked to the cash flows of a pool of referenced assets via securitisation. This category includes residential mortgage backed securities, commercial mortgage backed securities, asset backed securities, CDOs and CLOs.

Valuation: Where available, valuations are based on observable market prices which are sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

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

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on externally sourced pricing dispersion, defined at the position level.

Asset backed loans

Description: These are loans made to individual borrowers or originators in return for the expectation of repayment of both principal and interest in the future. This category includes loans backed by residential whole loans and residential real estate (property).

Valuation: Valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on inputs such constant default rate, conditional prepayment rate, loss given default and yield. Valuations inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Observability: Where an asset backed loan does not have an observable market price and the valuation is determined using a model, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed loans is based on stressing the inputs to the discounted cash flow analysis.

Commercial Real Estate loans

Description: This portfolio includes loans that are secured by a range of commercial property types including retail, hotel, office, multi-family and industrial properties.

Valuation: Performing loans are valued using discounted cash flow analysis which considers the characteristics of the loan such as property type, geographic location, credit quality and property performance reviews in order to determine an appropriate credit spread. Where there is significant uncertainty regarding loan performance, valuation is based on independent third party appraisals or bids for the underlying properties. Independent third party appraisals are determined by discounted cash flow analysis. The key valuation inputs are yield and loss given default.

Observability: Since each commercial real estate loan is unique in nature and the secondary market for them is relatively illiquid, valuation inputs are generally considered unobservable.

Level 3 sensitivity: For performing loans, sensitivity is determined by stressing the credit spread for each loan. For loans which have significant uncertainty regarding loan performance, sensitivity is determined by either a range of bids or by stressing the inputs to independent third party appraisals.

> 281

Note 18: Fair value of assets and liabilities continued

Issued debt

Description: This category contains Barclays issued notes.

Valuation: Fair valued Barclays issued notes are valued using discounted cash flow techniques and industry standard models incorporating various observable input parameters depending on the terms of the instrument.

Observability: Barclays issued notes are generally observable. Structured notes are debt instruments containing embedded derivatives. Where either an input to the embedded derivative or the debt instrument is deemed unobservable and significant to the overall valuation of the note, the structured note is classified as Level 3.

Level 3 sensitivity: Sensitivity to the unobservable input in the embedded derivative is calculated in line with the method used for the derivative instrument concerned and incorporated within the derivative lines.

Equity cash products

Description: This category includes listed equities, Exchange Traded Funds (ETF) and preference shares.

Valuation: Valuation of equity cash products is primarily determined through market observable prices.

Observability: Prices are generally observed in the market. Where a price for an equity security is not available, the instrument is considered unobservable.

Level 3 sensitivity: Sensitivity relating to unobservable market prices is based on the dispersion of observable proxy prices.

Funds and fund linked products

Description: This category includes holdings in hedge funds, and funds of funds.

Valuation: In general, fund holdings are valued based on the latest available valuation received from the fund administrator. In the case of illiquid fund holdings the valuation will take account of all available information in relation to the underlying fund or collection of funds and may be adjusted relative to the performance of relevant index benchmarks.

Observability: Funds are deemed unobservable where the fund is either suspended, in wind-down, has a redemption restriction that severely affects liquidity, or where the latest net asset value from the fund administrators is older than the frequency dictated by the fund offering documents.

Level 3 sensitivity: Sensitivity is calculated on an individual fund basis using a loss based scenario approach which factors in the underlying assets of the specific fund and assumed recovery rates.

Private equity investments

Description: This category includes private equity investments.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis, and comparison with the earnings multiples of listed comparative companies. Full valuations are generally performed at least bi-annually, with the positions reviewed periodically for material events that might impact upon fair value. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

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

Physical commodities

Description: This category includes physical commodities such as metals and crude oil.

Valuation: The fair values of physical commodities are primarily determined through market observable prices.

Observability: Physical commodities are generally observable.

Level 3 sensitivity: There is no Level 3 sensitivity associated with physical commodities as inputs to valuation are observable.

282 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

Investment Property

Description: Investment property consists of commercial real estate property including most of the major property types retail, office, industrial and multi-family properties.

Valuation: Investment property is valued using competitive asset specific market bids. When bids are unavailable, valuations are determined by independent third party appraiser through a discounted cash flow analysis. The key inputs to the discounted cash flow valuation are capitalisation rates, yields, growth rate, and loss given default.

Observability: Since each investment property is unique in nature and the commercial real estate market is illiquid, valuation inputs are largely unobservable.

Level 3 sensitivity: For investment property, sensitivity is determined by a range of asset specific market bids or by stressing the inputs to the discounted cash flow analysis.

Other

Description: The receivables resulting from the acquisition of the North American businesses of Lehman Brothers is also included within ‘Other’. For more details, refer to Note 30 Legal, competition and regulatory matters.

Level 3 sensitivity: No stress has been applied to the receivables relating to the Lehman acquisition (Note 16). The sensitivity inherent in the measurement of the receivables is akin to a litigation provision. Due to this, an upside and downside stress on a basis comparable with the other assets cannot be applied.

Complex Derivative Instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussion with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are, like any other third-party valuation, considered when determining Barclays fair value estimates.

> 283

Note 18: Fair value of assets and liabilities continued

Sensitivity analysis of valuations using unobservable inputs

	Fair value		Favourable changes		Unfavourable changes

	Total	Total	Income		Income
	assets	liabilities	statement	Equity	statement	Equity
	£m	£m	£m	£m	£m	£m

As at 31 December 2013
Interest rate derivatives	1,031	(1,046)	246	–	(251)	–
Foreign exchange derivatives	117	(86)	32	–	(32)	–
Credit derivatives	2,200	(780)	145	–	(287)	–
Equity derivatives	1,266	(1,867)	234	–	(234)	–
Commodity derivatives	399	(540)	41	–	(41)	–
Government and government sponsored debt	220	–	1	–	(1)	–
Corporate debt	3,040	(12)	10	–	(4)	–
Certificates of deposit, commercial paper and other money market instruments	–	(409)	–	–	–	–
Non asset backed loans	16,132	–	151	–	(1,177)	–
Asset backed securities	2,112	–	104	1	(74)	(1)
Commercial real estate loans	1,198	–	61	–	(29)	–
Issued debt	1	(1,164)	–	–	–	–
Equity cash products	168	–	–	12	–	(12)
Funds and fund linked products	550	(54)	25	–	(25)	–
Investment property	451	–	22	–	(21)	–
Other	4,029	(1)	186	58	(182)	(47)

Total	32,914	(5,959)	1,258	71	(2,358)	(60)

As at 31 December 2012
Interest rate derivatives	1,353	(1,204)	109	–	(109)	–
Foreign exchange derivatives	203	(244)	44	–	(44)	–
Credit derivatives	3,039	(1,206)	410	–	(512)	–
Equity derivatives	1,092	(1,702)	220	–	(214)	(1)
Commodity derivatives	660	(543)	70	–	(70)	–
Government and government sponsored debt	367	–	–	–	–	–
Corporate debt	3,339	(36)	15	–	(11)	–
Certificates of deposit, commercial paper and other money market instruments	–	(760)	–	–	–	–
Non asset backed loans	2,365	–	59	12	(58)	(12)
Asset backed securities	4,106	–	390	7	(305)	(7)
Commercial real estate loans	1,798	–	64	–	(47)	–
Issued debt	–	(1,439)	–	–	–	–
Equity cash products	145	–	–	13	–	(13)
Funds and fund linked products	754	(122)	112	–	(112)	–
Investment property	1,686	–	116	–	(104)	–
Other	4,476	(88)	312	64	(281)	(60)

Total	25,383	(7,344)	1,921	96	(1,867)	(93)

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models would be to increase fair values by up to £1.3bn (2012: £2.0bna) or to decrease fair values by up to £2.4bn (2012: £2.0bna). The ESHLA transfer contributed £1.0bn to the decrease with substantially all the potential effect impacting profit and loss rather than other comprehensive income.

The effect of stressing unobservable inputs has become less symmetric for 2013 following reassessment of the significance of unobservable loan spreads on the valuation of the ESHLA portfolio (included in non asset backed loans). The stress related to this portfolio is considered to be asymmetric as it is felt that alternative choices of loan spreads could lead to a lower valuation.

Note

a	The sensitivity analysis for 2012 has been revised to reflect the inclusion of investment property. This amounted to £0.1bn.

284 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Total assets £m	Total liabilities £m	Valuation technique(s)	Significant unobservable inputs	Range		Weighted average[a]	Units[b]
					Min	Max

Derivative financial instruments[c]
Interest rate derivatives	1,031	(1,046)	Discounted cash flows	Inflation forwards	(0.1)	4		%
			Option model	Inflation volatility	1	2		%
				IR – IR correlation	(34)	100		%
				FX – IR correlation	14	90		%
				Interest Rate Volatility	8	52		%

Credit derivatives	2,200	(780)	Discounted cash flows	Credit spread	138	1,530		bps
			Correlation model	Credit correlation	22	81		%
				Credit spread	206	934		bps
			Comparable pricing	Price	–	100		points

Equity derivatives	1,266	(1,867)	Option Model	Equity volatility	13	97		%
				Equity – equity correlation	25	96		%
				Equity – FX correlation	(91)	55		%

Non derivative financial instruments
Corporate debt	3,040	(12)	Discounted cash flows	Credit spread	138	540	208	bps
			Comparable pricing	Price	–	120	21	points

				Conditional
Asset backed securities	2,112	–	Discounted cash flows	prepayment rate	–	54	2%
				Constant default rate	–	15	4%
				Loss given default	–	100	87%
				Yield	–	52	6%
				Credit spread	13	5,305	711	bps
			Comparable pricing	Price	–	201	55	points

Commercial real estate loans	1,198	–	Discounted Cash Flows	Loss given default	–	100	2%
				Yield	2	26	6%
				Credit spread	134	294	155	bps

Issued debt[e]	1	(1,164)

Non asset backed loans	16,132	–	Discounted Cash Flows	Loan spread	–	1,124	34	bps

				Conditional
Other[f]	4,029	(1)	Discounted cash flows	prepayment rate	–	19	3%
				Constant default rate	2	10	5%
				Loss given default	33	95	75%
				Yield	3	35	7%
			Comparable pricing	Price	–	102	73	points
			Net asset value[d]	Net asset value

Notes

a	Weighted averages have been provided for non-derivative financial instruments and have been calculated by weighting inputs by the relative fair value. A weighted average has not been provided for derivatives as weighting by fair value would not give a comparable metric.
b	The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
c	Certain derivative instruments are classified as L3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment (CVA) for the instruments. The range of unobservable credit spreads is between 29-1,065bps.
d	A range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions.
e	Issued debt includes structured notes issued by Barclays containing embedded derivatives. Where an unobservable input is significant to the fair value of the note, it is likely to relate to the embedded derivative. In such cases, the unobservable inputs are broadly consistent with those presented for derivatives.
f	‘Other’ primarily includes receivables resulting from the acquisition of the North American businesses of Lehman Brothers, asset-backed loans, private equity investments and non current assets held for sale.

> 285

Note 18: Fair value of assets and liabilities continued

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement a description of those interrelationships is included below.

Comparable Price

Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable bond, then adjusting that yield (or spread) to derive a value for the unobservable bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and bond being valued in order to establish the value of the bond.

In general a significant increase in comparable price in isolation will result in a movement in fair value that is favourable for the holder of a cash instrument.

For a derivative instrument, a significant increase in an input derived from a comparable price in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Conditional Prepayment Rate

Conditional prepayment rate is the proportion of voluntary, unscheduled repayments of loan principal by a borrower. Prepayment rates affect the weighted average life of securities by altering the timing of future projected cashflows.

A significant increase in a conditional prepayment rate in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Conditional prepayment rates are typically inversely correlated to credit spread. i.e. Securities with high borrower credit spread typically experience lower prepayment rates, and also tend to experience higher default rates.

Constant Default Rate

The Constant Default Rate represents an annualised rate of default of the loan principal by the borrower.

A significant increase in a constant default rate in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Constant Default Rate and Conditional Prepayment Rates are typically inversely correlated, less defaults on loans typically will mean higher credit quality and therefore more prepayments.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable). Correlation is a key input into valuation of derivative contracts with more than one underlying instrument. For example, where an option contract is written on a basket of underlying names the volatility of the basket, and hence the fair value of the option, will depend on the correlation between the basket components. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a collateralised debt obligation structure.

A significant increase in correlation in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Credit Spread / Loan Spread

Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant would demand for taking exposure to the credit risk of an instrument. The credit spread for an instrument forms part of the yield used in a discounted cashflow calculation.

In general a significant increase in credit spread or Loan Spread in isolation will result in a movement in fair value that is unfavourable for the holder of a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Forwards

A price or rate that is applicable to a financial transaction that will take place in the future. A forward is generally based on the spot price or rate, adjusted for the cost of carry, and defines the price or rate that will be used to deliver a currency, bond, commodity or some other underlying instrument at a point in the future. A forward may also refer to the rate fixed for a future financial obligation, such as the interest rate on a loan payment. In general a significant increase in a forward in isolation will result in a movement in fair value that is favourable for the contracted receiver of the underlying (currency, bond, commodity etc.), but the sensitivity is dependent on the specific terms of the instrument.

286 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

Loss Given Default (LGD)

Loss Given Default represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding.

In general a significant increase in the LGD in isolation will translate to lower recovery and lower projected cashflows to pay to the securitisation, resulting in a movement in fair value that is unfavourable for the holder of the securitised product.

Net Asset Value

Net asset value represents the total value of a fund’s assets and liabilities.

In general a significant increase in net asset value in isolation will result in a movement in fair value that is favourable for a fund.

Volatility

Volatility is a key input in the valuation of derivative products containing optionality. Volatility is a measure of the variability or uncertainty in returns for a given derivative underlying. It represents an estimate of how much a particular underlying instrument, parameter or index will change in value over time. In general, volatilities will be implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, as well as reflecting the given strike/maturity profile of a specific option contract.

In general a significant increase in volatility in isolation will result in a movement in fair value that is favourable for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be interrelationships between unobservable volatilities and other unobservable inputs that can be implied from observation (e.g. when equity prices fall, implied equity volatilities generally rise) but these are specific to individual markets and may vary over time.

Yield

The rate used to discount projected cashflows in a discounted future cashflow analysis.

In general a significant increase in yield in isolation will result in a movement in fair value that is unfavourable for the holder of a cash instrument.

Fair value adjustments

Key balance sheet valuation adjustments that may be of interest from a financial statement user perspective are quantified below:

	2013	2012
	£m	£m

Bid-offer valuation adjustments	(406)	(452)
Other exit adjustments	(208)	(294)
Uncollateralised derivative funding	(67)	(101)
Derivative credit valuation adjustments:
– Monolines	(62)	(235)
– Other derivative credit valuation adjustments	(322)	(693)
Derivative debit valuation adjustments	310	442

Bid-offer valuation adjustments

The Group uses mid-market pricing where it is a market-maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the price for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy. Bid-offer levels are derived from market sources, such as broker data. The bid offer adjustments have reduced by £46m to £406m during 2013 as a result of movements in market bid offer spreads.

Other exit adjustments

Market data input for exotic derivatives may not have a directly observable bid offer spread. In such instances, an exit adjustment is applied as a proxy for the bid-offer adjustment. An example of this is correlation risk where an adjustment is required to reflect the possible range of values that market participants apply. The uncertainty adjustment may be determined by calibrating to derivative prices, or by scenario analysis or historical analysis. The other exit adjustments have reduced by £86m to £208m respectively as a result of movements in market bid offer spreads.

Discounting approaches for derivative instruments

Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant Credit Support Annex (CSA). The CSA-aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

Uncollateralised

A fair value adjustment of £67m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivatives accounted for at fair value across all asset classes and businesses within Barclays Corporate Banking and Investment Bank. This is called the ‘funding fair value adjustment (FFVA).

> 287

Note 18: Fair value of assets and liabilities continued

FFVA is calculated as the valuation impact of changing from LIBOR-based discounting to using a discount rate that reflects the market cost of funding. Barclays internal Treasury lending rates are used as an estimate of this rate, although Barclays continues to assess viable alternatives and evolving market practice. Expected trade cash flows are consolidated at portfolio and currency level. The FFVA impact is applied symmetrically per currency to positive and negative cash flows.

The discounting period applied takes into account the probability of default of each counterparty, as well as any mandatory break clauses. Cash flows from partially funded trades (where this could be due to a contractual or non contractual collateral gap) are taken into account.

The FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVAs) and Debit Valuation Adjustments (DVAs) are retained as valuation components incorporated into such levels. The effect of this scaling factor at 31 December 2013 was £200m (2012:£303m).

Uncollateralised interest rate derivatives traded by the Fixed Income Rates desk are used to determine this scaling factor, as the impact from this portfolio contributes the majority of the FFVA, where the trading history analysed includes new trades, terminations and novations. The FFVA balance and movement is driven by the Barclays own cost of funding spread over LIBOR, counterparty default probabilities and recovery rates, as well as the market value of those derivatives in scope. Movements in the market value of the portfolio in scope for FFVA are driven by interest rates.

Barclays continues to monitor market practices and activity to ensure the approach to discounting in derivative valuation remains appropriate. The above approach has been in use since 2012 with no significant changes.

Uncollateralised derivative funding adjustments have reduced by £34m to £67m as a result of reductions in Barclays funding costs and a reduction in exposure.

Derivative credit and debit valuation adjustments

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

Probability of default and recovery rate information is generally sourced from the CDS markets. For counterparties where this information is not available, or considered unreliable due to the nature of the exposure, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £105m (2012: £200m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors may lead to a systematic bias in the valuation of counterparty credit risk, termed ‘wrong-way’ or ‘right-way’ risk. This is not incorporated into the CVA calculation, but risk of wrong-way exposure is controlled at the trade origination stage.

Derivative credit valuation adjustments reduced by £544m to £384m primarily as a result of a reduction in monoline exposure and improvements in counterparty credit. Derivative debit valuation adjustments have reduced by £132m to £310m primarily as a result of improvements in Barclays credit.

Portfolio exemptions

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of the group financial assets and financial liabilities. Assets and liabilities are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is as follows:

	2013	2012
	£m	£m

As at 1 January	148	117
Additions	53	78
Amortisation and releases	(64)	(47)

As at 31 December	137	148

The reserve held for unrecognised gains is predominantly related to derivative financial instruments.

288 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

Third-party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor, by the Federal Deposit Insurance Corporation (FDIC) in the United States of America. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3.1bn at 31 December 2013.

Valuation control framework

The Finance-Product Control-Valuations function is responsible for independent price verification, oversight of fair value adjustments and escalation of valuation issues. This process covers all fair value positions and is a key control in ensuring the material accuracy of valuations. Governance over the valuation process is the responsibility of the Valuation Committee. This Committee meets monthly and is responsible for overseeing valuation and fair value adjustment policy within Corporate Banking and Investment Banking and this is the forum to which valuation issues are escalated.

Price verification uses independently sourced data that is deemed most representative of the market. The characteristics against which the data source is assessed are independence, reliability, consistency with other sources and evidence that the data represents an executable price. The most current data available at balance sheet date is used. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Additional fair value adjustments may be taken to reflect such factors as bid-offer spreads, market data uncertainty, model limitations and counterparty risk – further detail on these fair value adjustments is disclosed on pages 287 and 288.

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet where the carrying amount is not a reasonable approximation of fair value:

	2013		2012
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	£m	£m	£m	£m

Financial assets
Loans and advances to banks	37,853	37,839	40,462	40,462
Loans and advances to customers:
– Home loans	179,527	170,793	174,988	164,608
– Credit cards, unsecured and other retail lending	64,551	63,944	59,577	58,494
– Finance lease receivables	5,827	5,759	6,837	6,863
– Corporate loans	180,506	176,673	182,504	176,727
Reverse repurchase agreements and other similar secured lending	186,779	186,756	176,522	176,461

Financial liabilities
Deposits from banks	(54,834)	(54,865)	(77,012)	(77,025)
Customer accounts:
– Current and demand accounts	(134,849)	(134,849)	(127,786)	(127,786)
– Savings accounts	(123,824)	(123,886)	(99,875)	(99,875)
– Other time deposits	(169,229)	(168,959)	(157,750)	(157,752)
Debt securities in issue	(86,693)	(87,022)	(119,525)	(119,669)
Repurchase agreements and other similar secured borrowing	(196,748)	(196,748)	(217,178)	(217,178)
Subordinated liabilities	(21,695)	(22,193)	(24,018)	(23,467)

The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare the Barclays fair value information to independent market or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Financial assets

The carrying value of financial assets held at amortised cost (including loans and advances to banks and customers, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the relevant accounting policy noted on pages 293 and 294.

Loans and advances to banks

The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cashflows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy / extrapolation techniques are employed to determine the appropriate discount rates.

There is minimal difference between the fair value and carrying amount due to the short term nature of the lending (i.e. predominantly overnight deposits) and the high credit quality of counterparties.

> 289

Note 18: Fair value of assets and liabilities continued

Loans and advances to customers

The fair value of loans and advances to customers, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality.

For retail lending (i.e. Home loans and Credit cards) tailored discounted cash flow models are used to estimate the fair value of different product types. For example for home loans different models are used to estimate fair values of tracker, offset and fixed rate mortgage products. Key inputs to these models are the differentials between historic and current product margins and estimated prepayment rates.

The discount of fair value to carrying amount for home loans has reduced to 5% (2012:6%) due to changes in product mix across the loan portfolio and movements in product margins.

The fair value of Corporate loans calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays charges a margin over LIBOR depending on credit quality and loss given default and years to maturity. The discount between the carrying and fair value has marginally decreased to 2.1% (2012: 3.2%).

Reverse repurchase agreements

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated.

Financial liabilities

The carrying value of financial liabilities held at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy noted on pages 294 and 310.

Deposits from banks and customer accounts

In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that re-price frequently such as customer accounts and other deposits and short term debt securities.

The fair value for deposits with longer term maturities such as time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently the fair value discount is minimal.

Debt securities in issue

Fair values of other debt securities in issue are either based on quoted prices or where the instruments are short dated, carrying amount approximates fair value. The fair value difference remained relatively flat at 0.4% (2012: 0.1%).

Repurchase agreements

The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Subordinated liabilities

Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issue concerned or issues with similar terms and conditions.

As at December 2013	Fair Value £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m

Financial assets
Loans and advances to banks	37,839	3,849	30,003	3,987
Loans and advances to customers:
– Home loans	170,793	–	–	170,793
– Credit cards, unsecured and other retail lending	63,944	2,790	1,659	59,495
– Corporate loans	176,673	635	115,923	60,115
Reverse repurchase agreements and other similar secured lending	186,756	–	186,756	–

Financial liabilities
Deposits from banks	(54,865)	(4,886)	(49,697)	(282)
Customer accounts:
– Current and demand accounts	(134,849)	(129,369)	(3,254)	(2,226)
– Savings accounts	(123,886)	(106,964)	(15,876)	(1,046)
– Other time deposits	(168,959)	(41,815)	(115,976)	(11,168)
Debt securities in issue	(87,022)	(872)	(85,471)	(679)
Repurchase agreements and other similar secured borrowing	(196,748)	–	(196,748)	–
Subordinated liabilities	(22,193)	–	(22,158)	(35)

290 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 18: Fair value of assets and liabilities continued

Fair Value hierarchy

Financial assets

Loans and advances

The Fair Value hierarchy for loans and advances is determined by reference to the observability of inputs into the fair value models:

¡	Balances considered as readily accessible cash are classified as level 1;

¡	Where significant inputs into the fair value models are considered observable, for example LIBOR or the Bank of England base rate, the balances are classified as level 2. Settlement balances and cash collateral are also classified as level 2; and

¡	Where unobservable inputs, such as Barclays historic and current product margins, are deemed significant, the related balances are classified as level 3

Loans and advances to banks are mainly classified as level 2. Home loans, Credit cards, unsecured and other retail lending are generally classified as level 3 as significant inputs used in the valuation models are unobservable. Corporate loans are mainly classified as level 2 or 3 depending on the observability of inputs into the fair value models.

Reverse repurchase agreements

The fair value for repurchase agreements is obtained using fair value models with observable inputs. These balances are therefore classified as level 2.

Financial liabilities

Deposits from banks

The majority of the deposits from banks balance is classified as level 2 where they represent cash collateral, settlements and other deposits. Readily accessible cash is classified as level 1.

Customer accounts

The majority of customer account balances are classified as level 1 where the balances represent readily accessible cash, and level 2 where they represent settlements and other deposits. The level 3 balances are largely comprised of other deposits where models with significant unobservable inputs, such as internal margins, are being used.

Debt securities in issue

These are mainly classified as level 2 as the inputs into the fair value models used for these balances are observable.

Repurchase agreements

The fair value for repurchase agreements is obtained using fair value models with observable inputs. These balances are therefore classified as level 2.

Subordinated liabilities

The majority of these balances are classified as level 2 as the inputs used to determine fair value are largely observable in an active market.

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

Note 19: Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

¡	all financial assets and liabilities that are reported net on the balance sheet; and

¡	all derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

> 291

Note 19: Offsetting financial assets and financial liabilities continued

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The ‘Net amounts’ presented below are not intended to represent the Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

	Amounts subject to enforceable netting arrangements

	Effects of offsetting on balance sheet			Related amounts not offset[c]			Amounts not

							subject to
			Net amounts				enforceable	Balance
			reported on				netting
	Gross	Amounts	the balance	Financial	Financial		arrange-	sheet
As at 31 December	amounts	offset[a]	sheet[b]	instruments	collateral	Net amount	ments[d]	total[e]
	£m	£m	£m	£m	£m	£m	£m	£m

Derivative financial assets	608,696	(295,793)	312,903	(258,528)	(41,397)	12,978	11,432	324,335
Reverse repurchase agreements and other similar secured lending	246,281	(93,508)	152,773	–	(151,833)	940	34,006	186,779

Total Assets	854,977	(389,301)	465,676	(258,528)	(193,230)	13,918	45,438	511,114
Derivative financial liabilities	(603,580)	296,273	(307,307)	258,528	36,754	(12,025)	(13,327)	(320,634)
Repurchase agreements and other similar secured borrowing	(253,966)	93,508	(160,458)	–	159,686	(772)	(36,290)	(196,748)

Total Liabilities	(857,546)	389,781	(467,765)	258,528	196,440	(12,797)	(49,617)	(517,382)

As at 31 December 2012
Derivative financial assets	879,082	(420,741)	458,341	(387,672)	(53,183)	17,486	10,815	469,156
Reverse repurchase agreements and other similar secured lending[f]	244,272	(100,989)	143,283	–	(142,009)	1,274	33,239	176,522

Total Assets	1,123,354	(521,730)	601,624	(387,672)	(195,192)	18,760	44,054	645,678
Derivative financial liabilities	(869,514)	419,192	(450,322)	387,672	52,163	(10,487)	(12,399)	(462,721)
Repurchase agreements and other similar secured borrowing[f]	(259,078)	100,989	(158,089)	–	157,254	(835)	(59,089)	(217,178)

Total Liabilities	(1,128,592)	520,181	(608,411)	387,672	209,417	(11,322)	(71,488)	(679,899)

Derivative assets and liabilities

The ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.

Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing

The ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.

Financial collateral typically comprises highly liquid securities wh ich are legally transferred and can be liquidated in the event of counterparty default.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk mitigation section on pages 367-369.

Notes

a	Amounts offset for derivative financial assets includes cash collateral netted of £1,965m (2012: £6,506m). Amounts offset for derivative liabilities includes cash collateral netted of £2,445m (2012: £4,957m). Settlements assets and liabilities have been offset amounting to £6,967m (2012: £9,879m). No other significant recognised financial assets and liabilities were offset in the balance sheet. Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.
b	The table excludes reverse repurchase agreements designated at fair value which are subject to enforceable master netting arrangements of £2bn (2012: £3bn).
c	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
d	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
e	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
f	Comparative figures have been restated to accurately reflect the identification of contracts with enforceable netting arrangements. Net Amounts reported on the balance sheet have increased £12,795m and £27,049m for reverse repurchase agreements and repurchase agreements respectively. A corresponding decrease was noted within amounts not subject to enforceable netting arrangements amounts. Financial collateral increased £12,293m for reverse repurchase agreements and £26,810m for repurchase agreements. Net amount increased £502m for reverse repurchase agreements and £239m for repurchase agreements.

292 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Group’s retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending. Detail regarding the Group’s capital and liquidity position can be found on pages 174 to 199.

Note 20: Loans and advances to banks and customers

Accounting for financial instruments held at amortised cost

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability.

	2013	2012
As at 31 December 2013	£m	£m

Gross loans and advances to banks	37,863	40,503
Less: allowance for impairment	(10)	(41)

Loans and advances to banks	37,853	40,462

Gross loans and advances to customers	437,659	431,664
Less: allowance for impairment	(7,248)	(7,758)

Loans and advances to customers	430,411	423,906

Further information on the Group’s loans and advances to banks and customers and impairment allowances are included on pages 117 to 164.

Note 21: Finance leases

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

		2013				2012

	Gross		Present				Present
			value of		Gross		value of
	investment		minimum	Un-	investment		minimum	Un-
	in finance	Future	lease	guaranteed	in finance	Future	lease	guaranteed
	lease	finance	payments	residual	lease	finance	payments	residual
	receivables	income	receivable	values	receivables	income	receivable	values
	£m	£m	£m	£m	£m	£m	£m	£m

Not more than one year	2,004	(286)	1,718	93	2,363	(329)	2,034	80
Over one year but not more than five years	4,308	(662)	3,646	268	5,055	(749)	4,306	105
Over five years	539	(76)	463	85	617	(120)	497	318

Total	6,851	(1,024)	5,827	446	8,035	(1,198)	6,837	503

The impairment allowance for uncollectable finance lease receivables amounted to £129m at 31 December 2013 (2012: £140m).

> 293

Note 21: Finance leases continued

Finance lease liabilities

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within accruals, deferred income and other liabilities (see Note 27).

As at 31 December 2013, the total future minimum payments under finance leases were £19m (2012: £35m), of which £5m (2012: £5m) was due within one year. As at 31 December 2013, the carrying amount of assets held under finance leases was £16m (2012: £22m).

Note 22: Reclassification of financial assets held for trading

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

The carrying value of the securities reclassified into loans and receivables has decreased from £5,188m to £2,812m primarily as a result of sales and paydowns of the underlying securities during the period.

Sales of securities from the 16 December 2008 reclassification totalled £18m (2012: £151m) and sales of securities from the 25 November 2009 reclassification totalled £1,573m (2012: £1,316m).

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	2013		2012

	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m

As at 31 December
Trading assets reclassified to loans and receivables
Reclassification 25 November 2009	2,791	2,718	5,140	4,996
Reclassification 16 December 2008	21	9	48	50

Total financial assets reclassified to loans and receivables	2,812	2,727	5,188	5,046

If the reclassifications had not been made, the Group’s income statements for 2013 would have included a net gain on the reclassified trading assets of £57m (2012: gain of £247m).

Note 23: Reverse repurchase and repurchase agreements including other similar lending and borrowing

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

	2013	2012
	£m	£m

Assets
Banks	67,889	64,616
Customers	118,890	111,906

Reverse repurchase agreements and other similar secured lending	186,779	176,522

Liabilities
Banks	66,896	87,815
Customers	129,852	129,363

Repurchase agreements and other similar secured borrowing	196,748	217,178

294 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Non-current assets and other investments

The notes included in this section focus on the Group’s non-current tangible and intangible assets and property plant and equipment, which provide long-term future economic benefits.

Note 24: Property, plant and equipment

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

Annual rates in calculating depreciation	Depreciation rate

Freehold land	Not depreciated
Freehold buildings and long-leasehold property (more than 50 years to run)	2-3.3%
Leasehold property over the remaining life of the lease (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property	6-10%
Equipment installed in freehold and leasehold property	6-10%
Computers and similar equipment	17-33%
Fixtures and fittings and other equipment	9-20%

Where a leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

Investment property

The Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date reflecting market conditions at the reporting date. Gains and losses on re-measurement are included in the income statement.

> 295

Note 24: Property, plant and equipment continued

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m

Cost
As at 1 January 2013	1,686	4,030	4,794	14	10,524
Acquisitions and disposals of subsidiaries	–	–	–	–	–
Additions and disposals	(1,052)	21	88	(4)	(947)
Change in fair value of investment properties	41	–	–	–	41
Exchange and other movements	(224)	(127)	(330)	–	(681)

As at 31 December 2013	451	3,924	4,552	10	8,937

Accumulated depreciation and impairment
As at 1 January 2013	–	(1,414)	(3,350)	(6)	(4,770)
Depreciation charge	–	(220)	(426)	(1)	(647)
Disposals	–	113	282	–	395
Exchange and other movements	–	8	293	–	301

As at 31 December 2013	–	(1,513)	(3,201)	(7)	(4,721)

Net book value	451	2,411	1,351	3	4,216

Cost
As at 1 January 2012	2,928	3,959	4,755	20	11,662
Acquisitions and disposals of subsidiaries	(16)	6	1	–	(9)
Additions and disposals	(191)	177	211	(6)	191
Change in fair value of investment properties	23	–	–	–	23
Exchange and other movements	(1,058)	(112)	(173)	–	(1,343)

As at 31 December 2012	1,686	4,030	4,794	14	10,524

Accumulated depreciation and impairment
As at 1 January 2012	–	(1,245)	(3,244)	(7)	(4,496)
Depreciation charge	–	(212)	(456)	(1)	(669)
Disposals	–	18	204	2	224
Exchange and other movements	–	25	146	–	171

As at 31 December 2012	–	(1,414)	(3,350)	(6)	(4,770)

Net book value	1,686	2,616	1,444	8	5,754

Property rentals of £70m (2012: £105m) and £38m (2012: £52m) have been included in net investment income and other income respectively. Impairment of £86m (2012: £6m) was charged during the year in relation to premises restructuring in Europe. Investment property disposals of £1bn relate to real estate investments within Crescent Real Estate Holdings LLC, an investment company controlled by Barclays until December 2013.

The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers. Refer to Note 18 Fair value of assets and liabilities for further detail.

296 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 25: Goodwill and intangible assets

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

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of goodwill with the present value of the pre tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the cash generating unit (CGU) to which the goodwill relates, or the CGU’s fair value if this is higher.

Intangible assets

The accounting standard that the Group applies in accounting for intangible assets other than goodwill is IAS 38 Intangible Assets.

Intangible assets include brands, customer lists, internally generated software, other software, licences and other contracts and core deposit intangibles. They are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use.

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 4-25 years.

Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

	Goodwill £m	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Licences and other £m	Total £m

2013
Cost
As at 1 January 2013	6,585	1,844	478	243	149	1,638	476	11,413
Additions and disposals	–	617	79	–	–	36	6	738
Exchange and other movements	(239)	(50)	(1)	(49)	(33)	(131)	(45)	(548)

As at 31 December 2013	6,346	2,411	556	194	116	1,543	437	11,603

Accumulated amortisation and impairment
As at 1 January 2013	(1,379)	(809)	(158)	(96)	(111)	(717)	(228)	(3,498)
Disposals	–	52	–	–	–	–	3	55
Amortisation charge	–	(241)	(38)	(9)	(13)	(144)	(35)	(480)
Impairment charge	(79)	(38)	(19)	–	–	–	(3)	(139)
Exchange and other movements	(10)	37	(2)	20	27	62	10	144

As at 31 December 2013	(1,468)	(999)	(217)	(85)	(97)	(799)	(253)	(3,918)

Net book value	4,878	1,412	339	109	19	744	184	7,685

2012
Cost
As at 1 January 2012	6,697	1,437	328	287	166	1,724	444	11,083
Additions and disposals	29	446	115	(21)	(1)	19	34	621
Exchange and other movements	(141)	(39)	35	(23)	(16)	(105)	(2)	(291)

As at 31 December 2012	6,585	1,844	478	243	149	1,638	476	11,413

Accumulated amortisation and impairment
As at 1 January 2012	(1,392)	(694)	(114)	(114)	(106)	(615)	(202)	(3,237)
Disposals	–	32	5	21	1	1	5	65
Amortisation charge	–	(162)	(52)	(11)	(18)	(152)	(40)	(435)
Impairment charge	–	(8)	–	–	–	–	(2)	(10)
Exchange and other movements	13	23	3	8	12	49	11	119

As at 31 December 2012	(1,379)	(809)	(158)	(96)	(111)	(717)	(228)	(3,498)

Net book value	5,206	1,035	320	147	38	921	248	7,915

> 297

Note 25: Goodwill and intangible assets continued

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2013	2012
	£m	£m

UK RBB	3,142	3,144
Europe RBB	63	62
Africa RBB	690	863
Barclaycard	482	514
Investment Bank	77	93
Corporate Banking	112	139
Wealth and Investment Management	312	391

Total net book value of goodwill	4,878	5,206

Critical accounting estimates and judgements

Goodwill

Testing goodwill for impairment involves a significant amount of estimation. This includes the identification of independent cash generating units and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. The allocation is reviewed following business reorganisation. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity and, the impacts of regulatory change. Determining both the expected pre-tax cash flows and the risk adjusted interest rate appropriate to the operating unit requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long-term sustainable cash flows.

Other intangible assets

Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances and judgement. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

Impairment testing of goodwill

During 2013, the Group recognised an impairment charge of £79m (2012: nil) in respect of goodwill attributable to businesses acquired in a previous period by Wealth and Investment Management. Following a streamlining of operations within Wealth and Investment Management, the forecast future cashflows from these businesses have been revised and no longer support the carrying value of the goodwill. As a result the attributable goodwill balances have been fully impaired.

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £1,091m (2012: £1,247m) was allocated to multiple cash-generating units which are not considered individually significant.

UK RBB

At 31 December 2013, goodwill relating to Woolwich was £3,130m (2012: £3,130m) of the total UK RBB balance. The carrying value of the cash generating unit (CGU) is determined using an allocation of total group shareholder funds excluding goodwill based on the CGU’s share of risk weighted assets before goodwill balances are added back. The recoverable amount of the CGU has been determined using cash flow predictions based on financial budgets approved by management and covering a five-year period, with a terminal growth rate of 2.1% (2012: 2.4%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 11.8% (2012: 12.4%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £8,628m (2012: £9,334m). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £1,757m (2012: £1,637m) and £1,210m (2012: £1,115m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £1,795m (2012: £1,767m).

Africa RBB

At 31 December 2013, goodwill relating to the Absa RBB CGU was £657m (2012: £829m) of the total Africa RBB balance. The carrying value of the CGU has been determined by using net asset value. The recoverable amount of Absa RBB has been determined using cash flow predictions based on financial budgets approved by management and covering a five year period, with a terminal growth rate of 6% (2012: 6%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 13.5% (2012: 13%). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £4,217m (2012: £3,133m). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £800m (2012: £813m) and £603m (2012: £623m) respectively. A reduction in the forecast cash flows of 10% p.a. would reduce the recoverable amount by £664m (2012: £643m).

298 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 26: Operating leases

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

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases as at 31 December 2013 was £3m (2012: £4m).

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

Operating lease rentals of £645m (2012: £622m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2013		2012
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m

Not more than one year	567	34	695	13
Over one year but not more than five years	1,220	124	1,290	3
Over five years	2,441	8	2,768	–

Total	4,228	166	4,753	16

Total future minimum sublease payments to be received under non-cancellable subleases as at 31 December 2013 was £108m (2012: £22m).

> 299

Accruals, provisions, contingent liabilities and legal proceedings

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

Note 27: Accruals, deferred income and other liabilities

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

	2013 £m	2012 £m

Accruals and deferred income	5,179	4,874
Other creditors	4,937	4,934
Obligations under finance leases (see Note 22)	19	35
Insurance contract liabilities, including unit-linked liabilities	2,799	2,689

Accruals, deferred income and other liabilities	12,934	12,532

Insurance liabilities relate principally to the Group’s long term business. Insurance contract liabilities associated with the Group’s short term non-life business are £108m (2012: £126m). The maximum amounts payable under all of the Group’s insurance products, ignoring the probability of insured events occurring and the contribution from investments backing the insurance policies, were £78bn (2012: £102bn) or £75bn (2012: £98bn) after reinsurance. Of this insured risk, £65bn (2012: £87bn) or £63bn (2012: £86bn)a after reinsurances was concentrated in short-term insurance contracts in Africa.

The impact to the income statement and equity under a reasonably possible change in the assumptions used to calculate the insurance liabilities would be £7m (2012: £7m).

Note

a	2012 amounts have been revised following a review of processes used to calculate the amount of risk ceded to reinsurers

300 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 28: Provisions

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

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Conduct remediation		Other conduct £m	Litigation £m	Sundry provisions £m	Total £m
				Payment Protection Insurance redress £m	Interest rate hedging product redress £m

As at 1 January 2013	104	71	159	986	814	213	200	219	2,766
Additions	55	784	116	1,350	650	310	371	82	3,718
Amounts utilised	(63)	(332)	(14)	(1,365)	(295)	(130)	(70)	(11)	(2,280)
Unused amounts reversed	(5)	(143)	(98)	–	–	(5)	(12)	(65)	(328)
Exchange and other movements	9	8	2	–	–	–	(4)	(5)	10

As at 31 December 2013	100	388	165	971	1,169	388	485	220	3,886

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2013 were £3,577m (2012: £1,700m).

Conduct remediation

Conduct provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of our business activities. Conduct remediation largely relates to payment protection insurance and interest rate hedging products but also includes other smaller provisions across the retail and corporate businesses which are likely to be utilised within the next 18 months.

Critical accounting estimates and judgements

Payment Protection Insurance Redress

Following the conclusion of the 2011 Judicial Review, Barclays has raised provisions totalling £3.95bn against the cost of PPI redress and complaint handling costs. As at 31 December 2013, £2.98bn of the provision had been utilised, leaving a residual provision of £0.97bn.

Through to 31 December 2013, 1.0m (2012: 0.6m) customer initiated claimsa had been received and processed. The monthly volume of claims received has declined by 59% since the peak in May 2012, although the rate of decline has been less than previously expected. As a result an additional provision of £1.35bn was recognised in June 2013 to reflect this increased expectation of claims, a corresponding increase in cases referred to the Financial Ombudsman Service (FOS) and associated operational costs.

In August 2012, in accordance with regulatory standards, Barclays commenced a proactive mailing of the holders of approximately 750,000 policies. Of this population approximately 660,000 (2012: 100,000) had been contacted by 31 December 2013 and it is anticipated that the remainder will be contacted by 31 March 2014.

To date Barclays has upheld 74% (2012: 70%) of all claims receivedb, excluding payment of gestures of goodwill and claims for which no PPI policy exists. The average redress per valid policyc to date is £1,763 (2012: £1,705), comprising, where applicable, the refund of premium, compound interest charged and compensatory interest of 8%.

The current provision is calculated using a number of key assumptions which continue to involve significant management judgement:

¡	Customer initiated claim volumes – claims received but not yet processed as at 31 December 2013 and an estimate of future claims initiated by customers where the volume is anticipated to decline over time

¡	Proactive response rate – volume of claims in response to proactive mailing

¡	Uphold rate – the percentage of claims that are upheld as being valid upon review

¡	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies

Notes

a	Total claims received to date excluding those for which no PPI policy exists and excluding responses to proactive mailing. The volume for 31 December 2012 has been restated to exclude cases where there was no PPI policy: previously 1.1m.
b	Average uphold rate per claim excluding those for which no PPI policy exists. The average uphold rate for 31 December 2012 has been restated to exclude cases where there was no PPI policy: previously 39%.
c	Average redress stated on a per policy basis. The average redress for December 2012 has been restated on a policy basis: previously £2,750 (per valid claim basis).

> 301

Note 28: Provisions continued

These assumptions remain subjective; in particular due to the uncertainty associated with future claims levels. The resulting provision represents Barclays’ best estimate of all future expected costs of PPI redress. However, it is possible the eventual outcome may differ from the current estimate and if this were to be material and adverse a further provision will be made, otherwise it is expected that any residual costs will be handled as part of normal operations. The provision also includes an estimate of our claims handling costs and those costs associated with claims that are subsequently referred to the FOS.

The following table details, by key assumption, actual data through to 31 December 2013, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

	Cumulative		Sensitivity Analysis	Cumulative
Assumption	actual	Future	increase/decrease	actual
	to 31.12.13	Expected	in provision	to 31.12.12

Customer initiated claims received and processed[a]	970K	190K	50K = £90m	570K
Proactive mailing	660K	90K		100K
Response rate to proactive mailing	26%	25%	1% = £1m	27%
Average uphold rate per claim[b]	74%	73%	1% = £4m	70%
Average redress per valid claim[c]	£1,763	£1,726	£100 = £23m	£1,705

During 2013, 45% (2012: 44%) of monthly average complaints received had no PPI associated with them. Furthermore, of the complaints received in 2013, 54% (2012: 43%) were from Claims Management Companies (CMC’s), with this proportion rising to 70% in December 2013.

Interest Rate Hedging Product Redress

On 29 June 2012, the FSA announced that a number of UK banks, including Barclays, would conduct a review and redress exercise in respect of interest rate hedging products sold on or after 1 December 2001 to retail clients or private customers categorised as being ‘non-sophisticated’ under the terms of the agreement. Barclays sold interest rate hedging products to approximately 4,000 retail clients or private customers within the relevant timeframe, of which approximately 2,900 have been categorised as non-sophisticated.

As at 31 December 2012, a provision of £850m had been recognised, reflecting management’s best estimate of future redress to customers categorised as non-sophisticated and related costs. The estimate was based on an extrapolation of the results of an initial pilot exercise across the population. The provision recognised in the balance sheet as at 31 December 2012 was £814m, after utilisation of £36m, primarily related to administrative costs.

During 2013, additional cases have been reviewed and further guidance has been provided by the FCA providing additional information upon which to estimate the provision. As a result, an additional provision of £650m was recognised in June 2013, bringing the cumulative expense to £1,500m. The provision recognised as at 31 December 2013 was £1,169m, after cumulative utilisation of £331m, primarily relating to administrative costs and £87m of redress costs incurred. An initial redress outcome had been communicated to nearly 30% of customers categorised as non-sophisticated that are being covered by the review. It is intended that redress outcomes will have been communicated to all customers that have opted into the review by June 2014. The timing of resulting payments will depend on customer acceptances and response times.

The form of redress for each non-sophisticated customer is uncertain. It may result in a full refund, as though the product had never been purchased, or an alternative product such as a cap. In addition, not all customers will be entitled to redress because some sales will have complied with relevant regulatory requirements at the time of sale.

The ultimate redress cost is also dependent on:

¡	The fair value of the underlying product and is therefore variable if interest rates move significantly;
¡	The administrative costs of completing the review and redress exercise;
¡	The length of time taken to complete the exercise, since an 8% p.a. interest charge is payable on product refund amounts.

No provision has been recognised in relation to claims from customers categorised as sophisticated, which are not covered by the redress exercise, or incremental consequential loss claims (above the 8% p.a. interest charge) from customers categorised as non-sophisticated. As at 31 December 2013, no significant incremental consequential loss claims from customers categorised as non-sophisticated had been agreed. These items will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

While the Group expects that the provision as at 31 December 2013 will be sufficient to cover the full cost of completing the redress, the appropriate provision level will be kept under review and it is possible that the eventual costs could materially differ to the extent experience is not in line with current estimates.

Litigation

The Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, please see Note 30 Legal, competition and regulatory matters.

Redundancy and Restructuring

The provision relates to major restructuring initiatives across the Group. The increase in the provision during 2013 is largely due to the Transform Programme and will likely be utilised within the next 12 months.

Notes

a	Total claims received to date excluding those for which no PPI policy exists and excluding responses to proactive mailing. The volume for 31 December 2012 has been restated to exclude cases where there was no PPI policy: previously 1.1m.
b	Average uphold rate per claim excluding those for which no PPI policy exists. The average uphold rate for 31 December 2012 has been restated to exclude cases where there was no PPI policy: previously 39%.
c	Average redress stated on a per policy basis. The average redress for December 2012 has been restated on a policy basis: previously £2,750 (per valid claim basis)

302 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 29: Contingent liabilities and commitments

Accounting for contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on balance sheet:

	2013	2012
	£m	£m

Guarantees and letters of credit pledged as collateral security	15,226	15,855
Performance guarantees, acceptances and endorsements	5,958	6,406

Contingent liabilities	21,184	22,261

Documentary credits and other short-term trade related transactions	780	1,027

Forward starting reverse repurchase agreements[a]	19,936	23,549

Standby facilities, credit lines and other commitments	254,855	247,816

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the FSCS) is the UK’s Government backed compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The interest rate chargeable on the loan and levied to the industry is subject to a floor equal to the HM Treasury’s own cost of borrowing, based on the relevant gilt rate (FSCS advises financial institutions to apply the 2024 UK Gilt rate published by the Debt Management Office to the Bradford & Bingley portion of the loan). The majority of the facility is expected to be recovered, with the exception of an estimated shortfall of £1bn which the FSCS intends to recover by levying the industry in three instalments across 2013, 2014 and 2015. In November 2013, HM Treasury communicated via the FSCS an additional expected shortfall in recoveries from Dunfermline Building Society, to be collected starting with an interim levy of £100m in 2014. Barclays has included an accrual of £148m in other liabilities (2012: £156m) in respect of the Barclays’ portion of the total levies raised by the FSCS.

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 30.

Note 30: Legal, competition and regulatory matters

Barclays PLC (BPLC), Barclays Bank PLC (BBPLC) and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on BPLC, BBPLC and the Group of the legal, competition and regulatory matters in which BPLC, BBPLC and the Group are or may in the future become involved, cannot always be predicted but may materially impact our operations, financial results and condition and prospects.

Lehman Brothers

Background Information

In September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee). All three motions challenged certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008, as well as the court order approving the sale (Sale). The claimants sought an order voiding the transfer of certain assets to BCI, requiring BCI to return to the LBI estate any excess value BCI allegedly received, and declaring that BCI is not entitled to certain assets that it claims pursuant to the Sale documents and order approving the Sale (Rule 60 Claims). In January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI had failed to deliver as required by the Sale documents and the court order approving the Sale (together with the Trustee’s competing claims to those assets, Contract Claims).

Status

In February 2011, the Bankruptcy Court issued an Opinion rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favour and some in favour of the Group. In July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. The Group and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the US District Court for the Southern District of New York (SDNY). LBHI and the Committee did not appeal the Bankruptcy Court’s ruling on the Rule 60 Claims. After briefing and argument, the SDNY issued an Opinion in June 2012, reversing one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to the Group and affirming the Bankruptcy Court’s other rulings on the Contract Claims. In July 2012, the SDNY issued an amended Opinion, correcting certain errors but not otherwise modifying the rulings, along with an agreed judgement implementing the rulings in the Opinion (Judgement). Under the Judgement, the Group is entitled to receive: (i) $1.1bn (£0.7bn) from the Trustee in respect of ‘clearance box’ assets (Clearance Box Assets); and (ii) property held at various institutions in respect of the exchange traded derivatives accounts transferred to BCI in the Sale (ETD Margin). The Trustee has appealed the SDNY’s adverse rulings to the US Court of Appeals for the Second Circuit (Second Circuit). The current Judgement is stayed pending resolution of the Trustee’s appeal.

Note

a	Loan commitments have been revised to incorporate forward starting reverse repurchase agreements.

> 303

Note 30: Legal, competition and regulatory matters continued

Approximately $4.3bn (£2.6bn) of the assets to which the Group is entitled as part of the acquisition had not been received by 31 December 2013, approximately $2.7bn (£1.6bn) of which have been recognised as a receivable on the balance sheet as at that date. The unrecognised amount, approximately $1.6bn (£1.0bn) as of 31 December 2013 effectively represents a provision against the uncertainty inherent in the litigation and potential post-appeal proceedings and issues relating to the recovery of certain assets held by an institution outside the US. To the extent the Group ultimately receives in the future assets with a value in excess of the approximately $2.7bn (£1.6bn) recognised on the balance sheet as of 31 December 2013, it would result in a gain in income equal to such excess. It appears that the Trustee may dispute the Group’s entitlement to certain of the ETD Margin even in the event the Group prevails in the pending Second Circuit appeal proceedings. Moreover, there is uncertainty regarding recoverability of a portion of the ETD Margin not yet delivered to the Group that is held by an institution outside the US. Thus, the Group cannot reliably estimate how much of the ETD Margin the Group is ultimately likely to receive. Nonetheless, if the SDNY’s rulings are unaffected by future proceedings, but conservatively assuming the Group does not receive any ETD Margin that the Group believes may be subject to a post-appeal challenge by the Trustee or to uncertainty regarding recoverability, the Group will receive assets in excess of the $2.7bn (£1.6bn) recognised as a receivable on the Group’s balance sheet as at 31 December 2013. In a worst case scenario in which the Second Circuit reverses the SDNY’s rulings and determines that the Group is not entitled to any of the Clearance Box Assets or ETD Margin, the Group estimates that, after taking into account its effective provision, its total losses would be approximately $6bn (£3.6bn). Approximately $3.3bn (£2bn) of that loss would relate to Clearance Box Assets and ETD Margin previously received by the Group and prejudgement and post-judgement interest on such Clearance Box Assets and ETD Margin that would have to be returned or paid to the Trustee. In this context, the Group is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

Other

In May 2013 Citibank N.A. (Citi) filed an action against BBPLC in the SDNY alleging breach of an indemnity contract. In November 2008, BBPLC provided an indemnity to Citi in respect of losses incurred by Citi between 17 and 19 September 2008 in performing foreign exchange settlement services for LBI as LBI’s designated settlement member with CLS Bank International. Citi did not make a demand for payment under this indemnity until 1 February 2013 when it submitted a demand that included amounts which Barclays concluded it was not obligated to pay. Citi proceeded to file the action in May 2013, in which it claimed that Barclays was responsible for a ‘principal loss’ of $90.7m, but also claimed that BBPLC was obligated to pay Citi for certain alleged ‘funding losses’ from September 2008 to December 2012. In a June 2013 filing with the Court, Citi claimed that, in addition to the $90.7m principal loss claim, it was also claiming funding losses in an amount of at least $93.5m, consisting of alleged interest losses of over $55m and alleged capital charges of $38.5m. Both parties filed motions for partial summary judgement, and in November 2013 the SDNY ruled that: (i) Citi may only claim statutory prejudgment interest from 1 February 2013, the date upon which it made its indemnification demand on BBPLC; (ii) to the extent that Citi can prove it incurred actual funding losses in the form of interest and capital charges between September 2008 and December 2012, it is entitled to recover these losses under the indemnity provided by BBPLC; and (iii) BBPLC is entitled under the contract to demonstrate, as a defence to the funding loss claim, that Citi had no funding losses between September 2008 and December 2012 due to the fact that it held LBI deposits during that period in an amount greater than the principal amount Citi claims it lost in performing CLS services for LBI between 17 and 19 September 2008. Citi and BBPLC have reached an agreement in principle to settle this action (subject to negotiation and execution of definitive documentation).

American Depositary Shares

Background Information

BPLC, BBPLC and various current and former members of BPLC’s Board of Directors have been named as defendants in five proposed securities class actions consolidated in the SDNY. The consolidated amended complaint, filed in February 2010, asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, alleging that registration statements relating to American Depositary Shares representing preferred stock, series 2, 3, 4 and 5 (Preferred Stock ADS) offered by BBPLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) BBPLC’s portfolio of mortgage-related (including US subprime-related) securities, BBPLC’s exposure to mortgage and credit market risk, and BBPLC’s financial condition.

Status

In January 2011, the SDNY granted the defendants’ motion to dismiss the complaint in its entirety, closing the case. In February 2011, the plaintiffs filed a motion asking the SDNY to reconsider in part its dismissal order, and, in May 2011, the SDNY denied in full the plaintiffs’ motion for reconsideration. The plaintiffs appealed both the dismissal and the denial of the motion for reconsideration to the Second Circuit.

In August 2013, the Second Circuit upheld the dismissal of the plaintiffs’ claims related to the series 2, 3 and 4 offerings, finding that they were time barred. However, the Second Circuit ruled that the plaintiffs should have been permitted to file a second amended complaint in relation to the series 5 offering claims, and remanded the action to the SDNY for further proceedings consistent with the Second Circuit’s decision. In September 2013, the plaintiffs filed a second amended complaint, which purports to assert claims concerning the series 5 offering as well as dismissed claims concerning the series 2, 3 and 4 offerings, and the defendants have moved to dismiss.

BBPLC considers that these Preferred Stock ADS-related claims against it are without merit and is defending them vigorously.

Mortgage-Related Activity and Litigation

The Group’s activities within the US residential mortgage sector during the period of 2005 through 2008 included sponsoring and underwriting approximately $39bn of private-label securitisations; economic underwriting exposure of approximately $34bn for other private-label securitisations; sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. In addition, during this time period, approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) were also originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

304 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 30: Legal, competition and regulatory matters continued

In connection with the Group’s loan sales and sponsored private-label securitisations, the Group provided certain loan level representations and warranties (R&Ws) generally relating to the underlying mortgages, the property, mortgage documentation and/or compliance with law. The Group was the sole provider of R&Ws with respect to approximately $5bn of Group sponsored securitizations, approximately $0.2bn of sales of loans to GSEs, and approximately $3bn of loans sold to others. In addition, the Acquired Subsidiary was the sole provider of R&Ws on all of the loans it sold to third parties. Other than approximately $1bn of loans sold to others for which R&Ws expired prior to 2012, there are no stated expiration provisions applicable to the R&Ws made by the Group or the Acquired Subsidiary. The Group’s R&Ws with respect to the $3bn of loans sold to others are related to loans that were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs, the loans sold by the Acquired Subsidiary or those provided by the Group on approximately $5bn of the Group’s sponsored securitisations discussed above. R&Ws on the remaining approximately $34bn of the Group’s sponsored securitisations were primarily provided by third party originators directly to the securitisation trusts with a Group subsidiary, as depositor to the securitisation trusts, providing more limited R&Ws. Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. The unresolved repurchase requests received on or before 31 December 2013 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $1.7bn at the time of such sale.

Repurchase Claims

Substantially all of the unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain residential mortgage-backed securities (RMBS) securitisations, in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. The trustees in these actions have alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees.

Residential Mortgage-Backed Securities Claims

The US Federal Housing Finance Agency (FHFA), acting for two US government-sponsored enterprises, Fannie Mae and Freddie Mac, filed lawsuits against 17 financial institutions in connection with Fannie Mae’s and Freddie Mac’s purchases of RMBS. The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. BBPLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS in which a Group subsidiary was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for Fannie Mae’s and Freddie Mac’s alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to a number of other civil actions filed against BBPLC and/or certain of its affiliates by a number of other plaintiffs relating to purchases of RMBS. The Group considers that the claims against it are without merit and intends to defend them vigorously.

The original face amount of RMBS related to the claims against the Group in the FHFA actions and the other civil actions referred to above against the Group totalled approximately $9bn, of which approximately $2.6bn was outstanding as at 31 December 2013. Cumulative losses reported on these RMBS as at 31 December 2013 were approximately $0.5bn. If the Group were to lose these actions the Group believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgement (taking into account further principal payments after 31 December 2013), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time and less any reserves taken to date. The Group has estimated the total market value of these RMBS as at 31 December 2013 to be approximately $1.6bn. The Group may be entitled to indemnification for a portion of such losses.

Regulatory Inquiries

The Group has received inquiries, including subpoenas, from various regulatory and governmental authorities regarding its mortgage-related activities, and is cooperating with such inquiries.

Devonshire Trust

Background Information

In January 2009, BBPLC commenced an action in the Ontario Superior Court seeking an order that its early terminations of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day that Barclays terminated the swaps, Devonshire purported to terminate the swaps on the ground that BBPLC had failed to provide liquidity support to Devonshire’s commercial paper when required to do so.

Status

In September 2011, the Ontario Superior Court ruled that BBPLC’s early terminations were invalid, Devonshire’s early terminations were valid and, consequently, Devonshire was entitled to receive back from BBPLC cash collateral of approximately C$533m together with accrued interest. BBPLC appealed the Ontario Superior Court’s decision to the Court of Appeal for Ontario. In July 2013, the Court of Appeal delivered its decision dismissing BBPLC’s appeal. In September 2013, BBPLC sought leave to appeal the decision to the Supreme Court of Canada. In January 2014, the Supreme Court of Canada denied BBPLC’s application for leave to appeal the decision of the Court of Appeal. BBPLC is considering its continuing options with respect to this matter. If the Court of Appeal’s decision is unaffected by any future proceedings, BBPLC estimates that its loss would be approximately C$500m, less any impairment provisions recognised to date. These provisions take full account of the Court of Appeal’s decision.

> 305

Note 30: Legal, competition and regulatory matters continued

LIBOR and other Benchmarks Civil Actions

Following the settlements of the investigations referred to below in “Investigations into LIBOR, ISDAfix, other benchmarks and foreign exchange rates”, a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks. The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court for the Southern District of New York (MDL Court). The complaints are substantially similar and allege, amongst other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Act, the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates. The lawsuits seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $910m in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits seek trebling of damages under the US Sherman Act and RICO. Certain of the civil actions are proposed class actions that purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR; or (v) issued loans linked to USD LIBOR.

In March 2013, the MDL Court issued a decision dismissing the majority of claims against BBPLC and the other banks in three lead proposed class actions (Lead Class Actions) and three lead individual actions (Lead Individual Actions). Following the decision, plaintiffs in the Lead Class Actions sought permission to either file an amended complaint or appeal an aspect of the March 2013 decision. In August 2013, the MDL Court denied the majority of the motions presented in the Lead Class Actions. As a result, the Debt Securities Class has been dismissed entirely; the claims of the Exchange-Based Class have been limited to claims under the CEA; and the claims of the OTC Class have been limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing. Subsequent to the MDL Court’s March 2013 decision, the plaintiffs in the Lead Individual Actions filed a new action in California state court (since moved to the MDL Court) based on the same allegations as those initially alleged in the proposed class action cases discussed above. Various plaintiffs may attempt to bring appeals of some or all of the MDL Court’s decisions in the future.

Additionally, a number of other actions before the MDL Court remain stayed, pending further proceedings in the Lead Class Actions.

Until there are further decisions, the ultimate impact of the MDL Court’s decisions will be unclear, although it is possible that the decisions will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

BBPLC and other banks also have been named as defendants in other individual and proposed class actions filed in other US District Courts in which plaintiffs allege, similar to the plaintiffs in the USD LIBOR cases referenced above, that in various periods defendants either individually or collectively manipulated the USD LIBOR, Yen LIBOR, Euroyen TIBOR and/or EURIBOR rates. Plaintiffs generally allege that they transacted in loans, derivatives and/or other financial instruments whose values are affected by changes in USD LIBOR, Yen LIBOR, Euroyen TIBOR and/or EURIBOR, and assert claims under federal and state law. In October 2012, the US District Court for the Central District of California dismissed a proposed class action on behalf of holders of adjustable rate mortgages linked to USD LIBOR. Plaintiffs have appealed, and briefing of the appeal is complete.

In addition, BPLC has been granted conditional leniency from the Antitrust Division of the US Department of Justice (DOJ-AD) in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, BPLC is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to BPLC satisfying the DOJ-AD and the court presiding over the civil litigation of its satisfaction of its cooperation obligations.

BPLC, BBPLC and BCI have also been named as defendants along with four former officers and directors of BBPLC in a proposed securities class action pending in the SDNY in connection with BBPLC’s role as a contributor panel bank to LIBOR. The complaint asserts claims under Sections 10(b) and 20(a) of the US Securities Exchange Act 1934, principally alleging that BBPLC’s Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (amongst other things) BBPLC’s compliance with its operational risk management processes and certain laws and regulations. The complaint also alleges that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased BPLC-sponsored American Depositary Receipts on a US securities exchange between 10 July 2007 and 27 June 2012. In May 2013, the court granted BBPLC’s motion to dismiss the complaint in its entirety. Plaintiffs have appealed, and briefing of the appeal is complete.

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR, in a number of jurisdictions. The first of which in England and Wales, brought by Graiseley Properties Limited, is set down for trial in the High Court of Justice in April 2014. The number of such proceedings, the benchmarks to which they relate, and the jurisdictions in which they may be brought are anticipated to increase over time.

Civil Actions in Respect of Foreign Exchange Trading

Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of foreign exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC.

Please see below ‘Investigations into LIBOR, ISDAfix, other benchmarks and foreign exchange rates’ for a discussion of competition and regulatory matters connected to “LIBOR and other Benchmark Civil Actions”.

306 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 30: Legal, competition and regulatory matters continued

Investigations into LIBOR, ISDAfix, other Benchmarks and Foreign Exchange Rates

The Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), the US Securities and Exchange Commission (SEC), the US Department of Justice (DOJ) Fraud Section (DOJ-FS) and Antitrust Division (DOJ-AD), the European Commission (Commission), the United Kingdom (UK) Serious Fraud Office (SFO), the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors’ office in Trani, Italy and various US state attorneys general are amongst various authorities conducting investigations (Investigations) into submissions made by BBPLC and other financial institutions to the bodies that set or compile various financial benchmarks, such as LIBOR and EURIBOR.

On 27 June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their Investigations and BBPLC agreed to pay total penalties of £290m, which were reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement (NPA) with the DOJ-FS and a Settlement Order Agreement with the CFTC (CFTC Order). In addition, BBPLC was granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5m, is publicly available on the website of the FCA. This sets out the FSA’s reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed. Summaries of the NPA and the CFTC Order are set out below. The full text of the NPA and the CFTC Order are publicly available on the websites of the DOJ and the CFTC, respectively.

In addition to a $200m civil monetary penalty, the CFTC Order requires BBPLC to cease and desist from further violations of specified provisions of the US Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Amongst other things, the CFTC Order requires BBPLC to:

¡	make its submissions based on certain specified factors, with BBPLC’s transactions being given the greatest weight, subject to certain specified adjustments and considerations;

¡	implement firewalls to prevent improper communications including between traders and submitters;

¡	prepare and retain certain documents concerning submissions and retain relevant communications;

¡	implement auditing, monitoring and training measures concerning its submissions and related processes;

¡	make regular reports to the CFTC concerning compliance with the terms of the CFTC Order;

¡	use best efforts to encourage the development of rigorous standards for benchmark interest rates; and

¡	continue to cooperate with the CFTC’s ongoing investigation of benchmark interest rates.

As part of the NPA, BBPLC agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute BBPLC for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to BBPLC’s submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon BBPLC’s satisfaction of specified obligations under the NPA. In particular, under the NPA, BBPLC agreed for a period of two years from 26 June 2012, amongst other things, to:

¡	commit no US crime whatsoever;

¡	truthfully and completely disclose non-privileged information with respect to the activities of BBPLC, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

¡	bring to the DOJ’s attention all potentially criminal conduct by BBPLC or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

¡	bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the US by or against BBPLC or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

BBPLC also agreed to cooperate with the DOJ and other government authorities in the US in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. BBPLC also continues to cooperate with the other ongoing investigations.

Following the settlements announced in June 2012, 31 US state attorneys general commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The New York Attorney General, on behalf of this coalition of attorneys general, issued a subpoena in July 2012 to BBPLC (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to BBPLC for both documents and transactional data. BBPLC is responding to these requests on a rolling basis. In addition, following the settlements the SFO announced in July 2012 that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information.

The Commission has also been conducting investigations into the manipulation of, among other things, EURIBOR. On 4 December 2013, the Commission announced that it has reached a settlement with the Group and a number of other banks in relation to anti-competitive conduct concerning EURIBOR. The Group had voluntarily reported the EURIBOR conduct to the Commission and cooperated fully with the Commission’s investigation. In recognition of this cooperation, the Group was granted full immunity from the financial penalties that would otherwise have applied.

The CFTC and the FCA are also conducting separate investigations into historical practices with respect to ISDAfix, amongst other benchmarks. BBPLC has received and continues to respond to subpoenas and requests for information.

> 307

Note 30: Legal, competition and regulatory matters continued

Various regulatory and enforcement authorities, including the FCA in the UK, the CFTC, the DOJ, the SEC and the New York State Department of Financial Services in the US, and the Hong Kong Monetary Authority are investigating foreign exchange trading, including possible attempts to manipulate certain benchmark currency exchange rates or engage in other activities that would benefit their trading positions. Certain of these investigations involve multiple market participants in various countries. BBPLC has received enquiries from certain of these authorities related to their particular investigations, and from other regulators interested in foreign exchange issues. The Group is reviewing its foreign exchange trading covering a several year period through October 2013 and is cooperating with the relevant authorities in their investigations.

For a discussion of litigation arising in connection with these investigations see “LIBOR and other Benchmarks Civil Actions” and “Civil Actions in Respect of Foreign Exchange Trading” above.

FERC

Background Information

The US Federal Energy Regulatory Commission (FERC) Office of Enforcement investigated the Group’s power trading in the western US with respect to the period from late 2006 through 2008. In October 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against BBPLC and four of its former traders in relation to this matter. In the Order and Notice, FERC asserted that BBPLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by BBPLC. In July 2013, FERC issued an Order Assessing Civil Penalties in which it assessed a $435m civil penalty against BBPLC and ordered BBPLC to disgorge an additional $34.9m of profits plus interest (both of which are consistent with the amounts proposed in the Order and Notice).

Status

In October 2013, FERC filed a civil action against BBPLC and its former traders in the US District Court in California seeking to collect the penalty and disgorgement amount. FERC’s complaint in the civil action reiterates the allegations previously made by FERC in its October 2012 Order and Notice and its July 2013 Order Assessing Civil Penalties. BBPLC is vigorously defending this action. BBPLC and its former traders have filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the SDNY, and a motion to dismiss the complaint for failure to state a claim. In September 2013, BBPLC was contacted by the criminal division of the US Attorney’s Office in the Southern District of New York and advised that such office is looking at the same conduct at issue in the FERC matter.

BDC Finance L.L.C.

Background Information

In October 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court) alleging that BBPLC breached an ISDA Master Agreement and a Total Return Loan Swap Master Confirmation (Agreement) governing a total return swap transaction when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s October 2008 demand (Demand). BDC asserts that under the Agreement BBPLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if BBPLC was entitled to do so, it failed to dispute the Demand. BDC demands damages totalling $297m plus attorneys’ fees, expenses, and prejudgement interest.

Status

In August 2012, the NY Supreme Court granted partial summary judgement for BBPLC, ruling that BBPLC was entitled to dispute the Demand, before transferring the alleged excess collateral, but determining that a trial was required to determine whether BBPLC actually did so. The parties cross-appealed to the Appellate Division of the NY Supreme Court (Appellate Division). In October 2013, the Appellate Division reversed the NY Supreme Court’s grant of partial summary judgement to BBPLC, and instead granted BDC’s motion for partial summary judgement, holding that BBPLC breached the Agreement. The Appellate Division did not rule on the amount of BDC’s damages, which has not yet been determined by the NY Supreme Court. On 25 November 2013, BBPLC filed a motion with the Appellate Division for reargument or, in the alternative, for leave to appeal to the New York Court of Appeals. In January 2014, the Appellate Division issued an order denying the motion for reargument and granting the motion for leave to appeal to the New York Court of Appeals. In September 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued BBPLC and BCI in Connecticut state court for unspecified damages allegedly resulting from BBPLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties have agreed to a stay of that case.

Interchange Investigations

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. BPLC receives interchange fees, as a card issuer, from providers of card acquiring services to merchants. The key risks arising from the investigations comprise the potential for fines imposed by competition authorities, litigation and proposals for new legislation. BPLC may be required to pay fines or damages and could be affected by legislation amending interchange rules.

Interest Rate Hedging Products

See Note 28 Provisions.

Credit Default Swap (CDS) Antitrust Investigations

Both the Commission and the DOJ-AD have commenced investigations in the CDS market (in 2011 and 2009, respectively). In July 2013 the Commission addressed a Statement of Objections to BBPLC and 12 other banks, Markit and ISDA. The case relates to concerns that certain banks took collective action to delay and prevent the emergence of exchange traded credit derivative products. If the Commission does reach a decision in this matter it has indicated that it intends to impose sanctions. The Commission’s sanctions can include fines. The DOJ-AD’s investigation is a civil investigation and relates to similar issues. Proposed class actions alleging similar issues have also been filed in the US. The timing of these cases is uncertain.

308 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 30: Legal, competition and regulatory matters continued

Swiss/US Tax Programme

In August 2013, the DOJ and the Swiss Federal Department of Finance announced the Programme for Non-Prosecution Agreements or Non-Targeted letters for Swiss Banks (Programme). This agreement is the consequence of a long-running dispute between the US and Switzerland regarding tax obligations of US Related Accounts held in Swiss banks.

Barclays Bank (Suisse) SA and Barclays Bank plc Geneva Branch are participating in the Programme, which requires a structured review of US accounts. This review is ongoing and the outcome of the review will determine whether any agreement will be entered into or sanction applied to Barclays Bank (Suisse) SA and Barclays Bank plc Geneva Branch. The deadline for completion of the review is 30 April 2014.

Investigations into Certain Agreements

The FCA has investigated certain agreements, including two advisory services agreements entered into by BBPLC with Qatar Holding LLC (Qatar Holding) in June and October 2008 respectively, and whether these may have related to BPLC’s capital raisings in June and November 2008.

The FCA issued warning notices (Warning Notices) against BPLC and BBPLC in September 2013. The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that BPLC and BBPLC believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings. The Warning Notices conclude that BPLC and BBPLC were in breach of certain disclosure-related listing rules and BPLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the company’s shares). In this regard, the FCA considers that BPLC and BBPLC acted recklessly. The financial penalty in the Warning Notices against the group is £50m. BPLC and BBPLC continue to contest the findings.

The FCA proceedings are now subject to a stay pending progress in an investigation by the SFO’s Fraud Office into the same agreements. The SFO’s investigation is at an earlier stage and the Group has received and has continued to respond to requests for further information.

The DOJ and the SEC are undertaking an investigation into whether the Group’s relationships with third parties who assist BPLC to win or retain business are compliant with the United States Foreign Corrupt Practices Act. They are also investigating the agreements referred to above including the two advisory services agreements. The US Federal Reserve has requested to be kept informed.

General

The outcomes of the matters disclosed in this note are difficult to predict. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities arising from these matters where it is not practicable to do so or, in cases where it is practicable, where disclosure could prejudice conduct of the matters. Provisions have been recognised for those cases where the Group is able reliably to estimate probable losses. The Group may incur significant expense in connection with these matters, regardless of the ultimate outcome; furthermore these matters could expose the Group to any of the following: substantial monetary damages and fines; other penalties and injunctive relief; potential for additional civil or private litigation; potential for criminal prosecution in certain circumstances; potential regulatory restrictions on the Group’s business; and/or a negative effect on the Group’s reputation. There is also a risk that such investigations or proceedings may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. Any of these risks, should they materialise, could have an adverse impact on the Group’s operations, financial results and condition and prospects.

As mentioned above, the Group is subject to a NPA entered into with the DOJ in connection with the LIBOR investigations. Under the NPA, the Group has agreed that, for a period of two years from 26 June 2012, it will, amongst other things, commit no US crime whatsoever and will comply with certain obligations to provide information to and co-operate with US authorities. A breach of any of the NPA provisions could lead to prosecutions in relation to the Group’s benchmark interest rate submissions and could have significant consequences for the Group’s current and future business operations in the US.

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged.

At the present time, the Group does not expect the ultimate resolution of any of these other matters not disclosed in this note to which it is a party to have a material adverse effect on its financial position. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not practicable to do so or, in cases where it is practicable, where disclosure could prejudice conduct of matters. However, in light of the uncertainties involved in such matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

> 309

Capital instruments, equity and reserves

The notes included in this section focus on the Group’s loan capital and shareholders equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements see pages 174 to 182.

Note 31: Subordinated liabilities

Accounting for subordinated debt Subordinated debt is measured at amortised cost using the effective interest method under IAS 39.

Subordinated liabilities include accrued interest and comprise undated and dated loan capital as follows:

	2013	2012
	£m	£m

Undated subordinated liabilities	6,127	6,740
Dated subordinated liabilities	15,568	17,278

Total subordinated liabilities	21,695	24,018

None of the Group’s loan capital is secured. Regulatory capital differs from the amounts recorded in the balance sheet due to PRA requirements relating to: capital eligibility criteria; amortisation of principal in the final five years to maturity; and the exclusion of the impact of fair value hedging.

Undated subordinated liabilities

		Subordinated liability
		per balance sheet		Regulatory capital

		2013	2012	2013	2012
	Initial call date	£m	£m	£m	£m

Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	105	116	89	89
6.86% Callable Perpetual Core Tier One Notes (US$681m)	2032	613	720	411	420
Reserve Capital Instruments (RCIs)
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$533m)	2016	368	393	319	327
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$347m)	2017	244	261	209	213
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	114	117	95	95
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	2,951	3,298	2,154	2,150
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	107	113	81	81

Total Tier 1 capital instruments included in subordinated liabilities		4,502	5,018	3,358	3,375
Undated Notes
6.875% Undated Subordinated Notes	2015	145	152	135	135
6.375% Undated Subordinated Notes	2017	146	153	133	133
7.7% Undated Subordinated Notes (US$99m)	2018	67	72	61	62
8.25% Undated Subordinated Notes	2018	151	165	139	140
7.125% Undated Subordinated Notes	2020	198	215	158	158
6.125% Undated Subordinated Notes	2027	223	233	196	196
Junior Undated Floating Rate Notes (US$121m)	Any interest payment date	66	75	66	133
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	145	146	145	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich PLC)	2021	91	99	75	75
9% Permanent Interest Bearing Capital Bonds	At any time	42	47	40	40
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	2028	39	47	46	57
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	2028	58	72	69	86
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	254	246	259	265

Total undated subordinated liabilities		6,127	6,740	4,880	5,000

310 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 31: Subordinated liabilities continued

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

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of the Bank’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

All undated loan capital is repayable, at the option of the Bank generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated loan capital have been made in the Euro currency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

All issues of undated subordinated liabilities are non-convertible.

> 311

Note 31: Subordinated liabilities continued

Dated subordinated liabilities

			Subordinated liabilities per
			balance sheet		Regulatory capital

	Initial
	call	Maturity	2013	2012	2013	2012
	date	date	£m	£m	£m	£m

Barclays Bank PLC issued
5.015% Subordinated Notes (US$150m)		2013	–	96	–	19
4.875% Subordinated Notes (€750m)		2013	–	636	–	122
Callable Fixed/Floating Rate Subordinated Notes (€1,000m)	2014	2019	866	861	833	815
4.38% Fixed Rate Subordinated Notes (US$75m)		2015	49	52	18	27
4.75% Fixed Rate Subordinated Notes (US$150m)		2015	97	103	36	56
5.14% Lower Tier 2 Notes (US$1,094m)	2015	2020	706	885	662	773
6.05% Fixed Rate Subordinated Notes (US$2,250m)		2017	1,073	1,635	740	1,391
Floating Rate Subordinated Notes (€40m)		2018	33	33	33	33
6% Fixed Rate Subordinated Notes (€1,750m)		2018	1,554	1,519	1,459	1,427
CMS-Linked Subordinated Notes (€100m)		2018	87	85	83	82
CMS-Linked Subordinated Notes (€135m)		2018	116	114	113	110
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	570	608	500	500
7.75% Contingent Capital Notes (US$1,000m)	2018	2023	603	–	606	–
Floating Rate Subordinated Notes (€50m)		2019	41	40	42	41
6% Fixed Rate Subordinated Notes (€1,500m)		2021	1,356	1,333	1,251	1,223
9.5% Subordinated Bonds (ex–Woolwich plc)		2021	306	338	199	200
Subordinated Floating Rate Notes (€100m)		2021	82	80	80	82
10% Fixed Rate Subordinated Notes		2021	2,265	2,446	1,962	1,962
10.179% Fixed Rate Subordinated Notes (US$1,521m)		2021	991	1,133	921	940
Subordinated Floating Rate Notes (€50m)		2022	42	41	42	41
6.625% Fixed Rate Subordinated Notes (€1,000m)		2022	957	954	834	815
7.625% Contingent Capital Notes (US$3,000m)		2022	1,649	1,848	1,815	1,855
Subordinated Floating Rate Notes (€50m)		2023	42	41	41	41
5.75% Fixed Rate Subordinated Notes		2026	742	810	600	600
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000m)		2027	74	90	87	108
6.33% Subordinated Notes		2032	55	62	50	50
Subordinated Floating Rate Notes (€100m)		2040	83	82	83	82
Absa Bank Limited issued
6.25% CPI-linked Subordinated Callable Notes (ZAR 1,886m)	2013	2018	–	169	–	–
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725m)	2014	2019	102	136	102	129
6.00% CPI-linked Subordinated Callable Notes (ZAR 3,000m)	2014	2019	228	275	–	–
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	121	156	118	149
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	35	44	–	–
Subordinated Callable Notes (ZAR 400m)	2017	2022	23	29	–	–
Subordinated Callable Notes (ZAR 1,805m)	2017	2022	105	132	105	132
Subordinated Callable Notes (ZAR 2,007m)	2018	2023	116	147	116	147
8.295% Subordinated Callable Notes (ZAR 1,188m)	2018	2023	69	87	69	87
5.50% CPI-linked Subordinated Callable Notes (ZAR 1,500m)	2023	2028	107	129	–	–
Other capital issued by Barclays Africa and Japan		2013-2018	223	49	26	27

Total dated subordinated liabilities			15,568	17,278	13,626	14,066

312 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 31: Subordinated liabilities continued

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

Interest on the 7.75% Contingent Capital Notes is fixed until the call date. After the call date, in the event that it is not redeemed, the interest rate will be re-set and fixed until maturity based on a market rate.

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2013 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Bank, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

The other capital issued by Barclays Kenya, Botswana and Zambia includes amounts of £14m (2012: £15m) issued by Barclays Botswana that are convertible. These are repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part and some only in whole.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration should the Core Tier 1 or Common Equity Tier 1 capital of the Group (as relevant at the time) fall below 7.0% on certain dates as specified in the terms.

The 7.75% Contingent Capital Notes will be automatically written-down and investors will lose their entire investment in the notes should the Core Tier 1 or Common Equity Tier 1 capital of the Group (as relevant at the time) fall below 7.0% on certain dates as specified in the terms.

The 5.14% Lower Tier 2 Notes and the 7.625% Contingent Capital Notes and the 7.75% Contingent Capital Notes were registered under the US Securities Act of 1933. All other issues of dated loan capital have been made in the Euro currency market, local markets and/or under Rule 144A.

Note 32: Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid

				Total share
				capital and
	Number of	Ordinary	Share	share	Other equity
	shares	shares	premium	premium	instruments
	m	£m	£m	£m	£m

As at 1 January 2013	12,243	3,061	9,416	12,477	–
Issued to staff under share incentive plans	257	63	727	790	–
Warrants exercised	379	95	655	750	–
Rights issue	3,219	805	5,025	5,830	–
AT1 equity issuance	–	–	–	–	2,063
Other issuances	15	4	36	40	–

As at 31 December 2013	16,113	4,028	15,859	19,887	2,063

As at 1 January 2012	12,199	3,050	9,330	12,380	–
Issued to staff under share incentive plans	44	11	86	97	–

As at 31 December 2012	12,243	3,061	9,416	12,477	–

> 313

Note 32: Ordinary shares, share premium, and other equity continued

Called Up Share Capital

Called up share capital comprises 16,113m (2012: 12,243m) ordinary shares of 25p each. The increase was primarily due to the Barclays PLC rights issue, announced on 30 July 2013. The rights issue of one new ordinary share for every four existing ordinary shares at an issue price of 185 pence per new ordinary share took place in Q4 2013, under which 3,219m new shares were issued.

Warrants

On 31 October 2008, Barclays PLC issued warrants to subscribe for up to 1,516.9m new ordinary shares at a price of £1.97775, in conjunction with a simultaneous issue by Barclays Bank PLC of Reserve Capital Instruments.

On 13 February 2013, Barclays PLC and Barclays Bank PLC entered into an agreement with Deutsche Bank AG and Goldman Sachs International (the warrantholders) pursuant to which the warrantholders agreed to exercise in aggregate 379m outstanding warrants, constituted by a warrant deed poll dated 31 October 2008 (the warrants), to subscribe for an equivalent number of new ordinary shares in Barclays PLC. No other warrants to subscribe for shares remain outstanding (2012: 379.2m).

Conditional upon receipt of this amount, Barclays PLC agreed to contribute such amount to the capital of Barclays Bank PLC. As a result, Barclays Bank PLC received a net £743.7m of Core Tier 1 equity capital. The transaction involved the payment of an aggregate £6.3m warrant exercise payment by Barclays Bank PLC to the warrant holders, in respect of the early exercise of the warrants.

As at 31 December 2013, there were no unexercised warrants (2012: 379.2m).

Share repurchase

At the 2013 AGM on 25 April 2013, Barclays PLC was authorised to repurchase 1,286m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2014 or the close of business on 30 June 2014, whichever is the earlier. No share repurchases were made during either 2013 or 2012.

Other equity instruments

Other equity instruments include Additional Tier 1 (AT1) securities, which consisted of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with principal amounts of $2bn and €1bn. The AT1 securities are perpetual securities with no fixed maturity or redemption date.

The AT1 securities were issued by Barclays Plc for general corporate purposes and to strengthen further its regulatory capital base, which may include investments in, or capital contributions to, its subsidiaries. The principal terms of the AT1 securities are described below:

¡	AT1 securities rank behind the claims against Barclays Plc of (i) unsubordinated creditors; (ii) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays Plc but not further or otherwise; or (iii) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays Plc, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities.

¡	AT1 securities bear a fixed rate of interest until the initial call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.

¡	Interest on the AT1 securities will be due and payable only at the sole discretion of Barclays Plc, and Barclays Plc has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms.

¡	AT1 securities are undated and are repayable, at the option of Barclays Plc, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays Plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.

All AT1 securities will be converted into ordinary shares of Barclays Plc, at a pre-determined price, should the fully loaded CET1 ratio of the Barclays Plc Group fall below 7.0% on certain dates as specified in the terms.

Note 33: Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2013 there was a debit balance of £1,142m in the currency translation reserve (2012: £59m credit). The decrease of £1,201m (2012: £1,289m) principally reflected the depreciation of ZAR and USD against GBP. The currency translation reserves associated with non-controlling interests decreased by £566m (2012: £259m) due to the depreciation of ZAR against GBP.

The impact of the currency translation reserve recognised in the income statement during the year was a £5m net gain (2012: £24m).

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

As at 31 December 2013 there was a credit balance of £148m in the available for sale reserve (2012: £527m credit). The decrease of £379m (2012: £502m increase) principally reflected the £2.7bn losses from changes in fair value on Government Bonds offset by £2.4bn gains transferred from the income statement due to fair value hedging.

314 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 33: Reserves continued

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2013 there was a credit balance of £273m (2012: £2,099m credit) in the cash flow hedging reserve. The decrease of £1,826m (2012: £657m increase) principally reflected a £1,881m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased, and £509m gains transferred to net profit, partly offset by a deferred tax credit of £553m.

Other reserves and treasury shares

Other reserves represent the excess of the repurchase price over the nominal of redeemed ordinary and preference shares issues by the Group.

Treasury shares are deducted from shareholders’ equity within other reserves. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share based payments.

The treasury shares primarily relate to Barclays PLC shares held in relation to the Group’s various share schemes. These schemes are described in Note 36 Share Based Payments.

As at 31 December 2013 there was a debit balance of £41m (2012: £22m debit) in other reserves relating to treasury shares. The increase principally reflected £1,066m (2012: £979m) of net purchases of treasury shares held for the purposes of employee share schemes, partially offset by £1,047m (2012: £946m) transferred to retained earnings reflecting the vesting of deferred share based payments.

Note 34: Non-controlling interests

	Profit attributable to		Equity attributable to		Dividends paid to
	Non-Controlling interest		Non-Controlling interest		Non-Controlling interest

	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m

Barclays Bank PLC issued:
– Preference shares	410	462	5,868	5,927	471	465
– Upper Tier 2 instruments	2	4	485	591	–	–
Barclays Africa Group Limited[a]	343	304	2,204	2,737	342	229
Other non-controlling interests	2	35	7	116	–	–

Total	757	805	8,564	9,371	813	694

Subsidiaries of the Group that give rise to significant non-controlling interests are Barclays Bank PLC and Barclays Africa Group Limited.

Barclays Bank PLC

Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2013, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments, representing 12% of its equity in its separate financial statements (2012: 15%). Preference share dividends and redemptions are typically at the discretion of Barclays Bank PLC. The payment of Upper Tier 2 instrument coupons and principal are typically at the discretion of Barclays Bank PLC, except for coupon payments that became compulsory where Barclays PLC has declared or paid a dividend on ordinary shares in the preceding six month period. Preference share and Upper Tier 2 instrument holders typically only have rights to redeem in the event of insolvency.

Instrument

	2013	2012
	£m	£m

Preference Shares:
6.00% non cumulative callable preference shares	744	746
6.278% non cumulative callable preference shares	548	550
4.875% non cumulative callable preference shares	687	689
4.75% non cumulative callable preference shares	967	1,010
6.625% non cumulative callable preference shares	406	407
7.1% non cumulative callable preference shares	657	660
7.75% non cumulative callable preference shares	550	552
8.125% non cumulative callable preference shares	1,309	1,313

Total Barclays Bank PLC Preference Shares	5,868	5,927
Barclays Africa Group Limited[a]	267	338

Total	6,135	6,265

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	222	276
Undated Floating Rate Primary Capital Notes Series 2	263	315

Total Upper Tier 2 Instruments	485	591

Note

a	Barclays Africa Group Limited was created following restructuring of Barclays African entities. The preference shares are issued by Absa Bank Limited. Some other non-controlling interests in 2012 are now included into Barclays Africa Group Limited.

> 315

Note 34: Non-controlling interests continued

Changes in ownership interest

During the year, the Group disposed of its shares in Barclays Africa Limiteda, which at that time included Barclays interests in a number of African businesses and Absa Group Limited in exchange for an additional 6.7% of Barclays Africa Group Limited, increasing its ownership interests in that entity from 55.6% to 62.3%. Non-controlling interests hold 37.7% of the voting capital of Barclays Africa Group Limited, representing 37.7% of that company’s equity on 31 December 2013. The minority shareholders in Absa Group Limited, were offered shares in Barclays Africa Group Limited in exchange for their shares. At 31 December 2012, non-controlling interests held 44.4% of the voting capital of Absa Group Limited, which was 44.4% of that company’s equity.

Following this disposal, the Group retained control of both Barclays Africa Limited and Absa Group Limited, through its shareholding in Barclays Africa Group Limited and continues to consolidate these businesses. Accordingly, the transaction was recorded entirely in shareholders’ equity.

The effects of the transaction on the equity attributable to shareholders of the parent was as follows:

		£m

Proceeds received – additional shares in Barclays Africa Group Limited at fair value		282
Share of net assets in Barclays Africa Limited transferred to non-controlling interests		(188)

Increase in equity attributable to the shareholders of the parent		94

Summarised financial information for Barclays Africa Group Limited (2012: Absa Group Limited)
Summarised financial information for Barclays Africa Group Limited, before intercompany eliminations, is set out below:

	Barclays
	Africa Group	Absa Group
	Limited	Limited
	2013	2012
	£m	£m

Income statement information
Total income net of insurance claims	3,356	3,560
Profit after tax	807	649
Total other comprehensive income for the year, after tax	(71)	56

Total comprehensive income for the year	736	705

Statement of Cashflows information
Net cash inflows	109	120

Balance sheet information
Total assets	55,616	59,297
Total liabilities	50,500	53,637

Shareholder equity	5,116	5,660

Protective rights of non-controlling interests

Barclays Africa Group Limited

Barclays owns 62.3% of the share capital of Barclays Africa Group Limited. Certain resolutions of Barclays Africa require a 75% approval which restricts Barclays PLC’s rights to access the assets of Barclays Africa and its group companies. 75% approval would be required to dispose of all or the greater part of the Barclays Africa Group Limited’s assets or to complete the voluntary winding up of the entity.

Barclays Bank PLC

Barclays Bank PLC also has in issue preference shares and Upper Tier 2 instruments which are non-controlling interests to the Group. Under the terms of these instruments, Barclays PLC may not pay dividends on ordinary shares until a dividend is next paid on these instruments or the instruments are redeemed or purchased by Barclays Bank PLC. There are no restrictions on the ability of Barclays Bank PLC’s ability to remit capital to the Parent as a result of these issued instruments.

Note

a	Removed the Barclays Africa business in Botswana, Ghana, Mauritius, Seychelles, Tanzania, Uganda, Kenya, Zambia and the Barclays Africa regional office.

316 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Employee benefits
The notes included in this section focus on the costs and commitments associated with employing our staff.

Note 35: Staff costs

Accounting for staff costs

The Group applies IAS 19 Employee benefits (revised 2011) in its accounting for most of the components of staff costs.

Short-term employee benefits – salaries, and accrued performance costs, social security and the Bonus Payroll Tax are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs – recognised to the extent that the Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the services.

Deferred cash bonus awards and deferred share bonus awards are made to employees to incentivise performance over the vesting period. To receive payment under an award, employees must provide service over the vesting period, typically three years from the grant date. The period over which the expense for deferred cash and share bonus awards is recognised is based upon the common understanding between the employee and the Group and the terms and conditions of the award. The Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest as this is the period over which the employees understand that they must provide service in order to receive awards. The table on page 99 details the relevant award dates, payment dates and the period in which the income statement charge arises for bonuses. No expense has been recognised in 2013 for the deferred bonuses granted in March 2014, as they are dependent upon future performance rather than performance during 2013.

The accounting policies for share based payments and pensions and other post retirement benefits are under Note 36 and Note 37 respectively.

	2013	2012	2011
	£m	£m	£m

Current year bonus accrual	957	867	955
Deferred bonus charge	1,147	1,223	995
Commissions, commitments and other incentives	450	335	577

Performance costs	2,554	2,425	2,527
Salaries	4,981	5,254	5,498
Social security costs	715	685	716
Post retirement benefits	688	612	836
Allowances and trading incentives	211	262	302
Other compensation costs	467	521	616

Total compensation costs[a]	9,616	9,759	10,495

Other resourcing costs

Outsourcing	1,084	999	842
Redundancy and restructuring	687	68	301
Temporary staff costs	551	481	477
Other	217	160	238

Total other resourcing costs	2,539	1,708	1,858

Total staff costs	12,155	11,467	12,353

2013

Total staff costs increased 6% to £12,155m, principally reflecting a £619m increase in redundancy and restructuring charges, a 5% increase in performance costs and a 9% increase in outsourcing. Redundancy and restructuring charges increased £619m to £687m, due to a number of Transform initiatives.

Performance costs increased 5% to £2,554m, reflecting a 10% increase to £957m in charges for current year cash and share bonuses and a 34% increase in commissions, commitments and other incentives to £450m. This was offset by a 6% decrease in the charge for deferred bonuses to £1,147m.

The average total number of persons employed by the Group was 140,300 (2012: 143,700).

Note

a	In addition, £346m of Group compensation (2012: £44m; 2011: £35m) was capitalised as internally generated software.

> 317

Note 35: Staff costs continued

2012

Total staff costs reduced 7% to £11,467m, principally reflecting a 4% reduction in salaries, a 27% reduction in post-retirement benefits and reduction in redundancy and retirement costs. Salaries reduced by 4% to £5,254m reflecting a moderately declining average headcount. The post-retirement benefits charge decreased 27% to £612m, primarily reflecting scheme closures and benefit changes in the US and Spain, and lower interest cost for the UK Retirement Fund. The post-retirement benefits charge includes £311m (2011: £318m; 2010: £297m) in respect of defined contribution schemes and £301m (2011: £518m; 2010: £297m) in respect of defined benefit schemes.

Performance costs reduced 4% to £2,425m, reflecting a 22% reduction in charges for current year cash and share bonuses and sales commissions, commitments and other incentives of £1,202m, partially offset by a 23% increase in the charge for deferred bonuses from prior years to £1,223m.

The Group incentive awards granted (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 16% to £2.2bn. Investment Bank incentive awards were down 20% to £1.4bn. Redundancy and restructuring cost decreased 77% to £68m due to significant restructuring in 2011.

The UK Government applied a bank payroll tax of 50% to all discretionary bonuses over £25,000 awarded to UK bank employees between 9 December 2009 and 5 April 2010. The total bank payroll tax paid was £437m, of which £397m was recognised between 2009 and 2011. For 2012, a charge of £34m has been recognised in relation to prior year deferrals, with the remaining £6m recognised in 2013.

The average total number of persons employed by the Group was 143,700 (2011: 149,700).

Note 36: Share based payments

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

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2013 £m	2012 £m	2011 £m
Share Value Plan	576	610	634
Executive Share Award Scheme	72	115	101
Others	54	58	137
Total equity settled	702	783	872
Cash settled	25	35	34
Total share based payments	727	818	906

The terms of the main current plans are as follows:

Share Value Plan (SVP)

The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. All awards are subject to potential forfeiture in certain leaver scenarios.

318 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 36: Share based payments continued

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

Other schemes

In addition to the above schemes, the Group operates a number of other schemes including schemes operated by and settled in the shares of subsidiary undertakings, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other schemes are Sharesave (both UK and overseas), and the Barclays Long Term Incentive Plan; the latter was introduced and approved at the AGM in April 2011.

Share option and award plans

The weighted average fair value per award granted and weighted average share price at the date of exercise/release of shares during the year was:

	Weighted average fair value per award granted in year		Weighted average share price at exercise/release during year
	2013 £m	2012 £m	2013 £m	2012 £m
SVP[a,b]	3.04	2.41	3.04	2.39
ESAS[a,c]	3.04	1.69	3.04	2.38
Others[a]	0.81-3.08	0.63-2.45	2.64-3.22	2.14-2.45

SVP and ESAS are nil cost awards and nil cost options respectively on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards/options is based on the market value at that date.

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		ESAS[a,c]		Others[a,d]
	Number (000s)		Number (000s)		Number (000s)		Weighted average ex. price (£)
	2013	2012	2013	2012	2013	2012	2013	2012
Outstanding at beginning of year/acquisition date	540,872	392,638	77,867	252,028	200,976	214,363	1.70	1.93
Granted in the year	233,513	345,165	5,051	3,571	37,128	114,305	2.28	1.44
Rights issue adjustments	40,684	–	1,622	–	18,008	–	1.58	–
Exercised/released in the year	(265,082)	(170,672)	(60,385)	(153,425)	(17,367)	(60,150)	2.19	1.47
Less: forfeited in the year	(25,727)	(26,259)	(7,352)	(24,307)	(15,031)	(48,970)	1.61	1.76
Less: expired in the year	–	–	–	–	(8,528)	(18,572)	3.03	2.79
Outstanding at end of year	524,260	540,872	16,803	77,867	215,186	200,976	1.55	1.70
Of which exercisable:	60	29	4,764	20,178	16,213	20,302	2.52	3.21

Certain of the Group’s share option plans enable certain directors and employees to subscribe for new ordinary shares of Barclays PLC. For accounting for treasury shares see Note 33 Reserves.

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c	Nil cost options and therefore there was no weighted average exercise price.
d	The number of awards within others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 2,789,460). The weighted average exercise price relates to Sharesave.

> 319

Note 36: Share based payments continued

The weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

	2013		2012
	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
SVP[a,b]	1	524,260	1	540,872
ESAS[a,c]	–	16,803	–	77,867
Others[a]	0-3	215,186	0-4	200,976

There were no significant modifications to the share based payments arrangements in the years 2013, 2012 and 2011.

As at 31 December 2013, the total liability arising from cash-settled share based payments transactions was £26m (2012: £47m).

Holdings of Barclays PLC Shares

Various employee benefit trusts established by the Group, hold shares in Barclays PLC to meet obligations under the Barclays share based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2013 was 3.2 million (2012: 6.8 million). Dividend rights have been waived on all of these shares. The total market value of the shares held in trust based on the year end share price of £2.72 (2012: £2.62) was £8.7m (2012: £17.8m).

Note 37: Pensions and post retirement benefits

Accounting for pensions and post retirement benefits

The Group operates a number of pension schemes including defined contribution, defined benefit and post-employment benefit schemes.

Defined contribution schemes – the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Group recognises its obligation to members of the scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test. Actuarial gains and losses are recognised in other comprehensive income in the reporting period in which they occur. Each scheme’s obligations are calculated using the projected unit credit method on the assumptions set out in the note below. Scheme assets are stated at fair value as at the period end.

IAS 19 (revised) has been adopted by the Group from the mandatory effective date of 1 January 2013 and application is retrospective. The main change is that the Group recognises the liabilities (or assets) arising from its defined benefit pension schemes in full. The deferral of actuarial gains and losses, which was an option applied by Barclays under the previous standard, is no longer permitted. The expected return on assets assumption has also been replaced by an assumed return on assets in line with the discount rate.

Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the plan, are recognised in other comprehensive income. For further details on the impacts of IAS 19 (Revised) restatements please refer to Note 46.

Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred) and the effects of changes in actuarial assumptions.

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

320 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 37: Pensions and post retirement benefits continued

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is the Group’s main scheme, representing 91% of the Group’s total retirement benefit obligations. The UKRF was closed to new entrants on 1 October 2012, and comprises ten sections, the most significant of which are:

¡	Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% pa). An investment related increase of up to 2% a year may also be added at Barclays discretion. Between 1 October 2003 and 1 October 2012 the majority of new employees outside of Investment Bank were eligible to join this section. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are more limited than in traditional final salary pension plans, being the risk of needing to make additional contributions if pre-retirement investment returns are not sufficient to provide for the benefits. The discretionary element of the benefit provides a partial buffer against this risk.

¡	The Pension Investment Plan (PIP): a defined contribution section providing benefits for Investment Bank employees from 1 July 2001 to 1 October 2012.

¡	The 1964 Pension Scheme: most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010 members became eligible to accrue future service benefits in either Afterwork or PIP. The risks that Barclays runs in relation to the 1964 pension section are typical of final salary pension plans. Principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)

¡	From 1 October 2012 a new UK pension scheme, the BPSP was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme (Group Personal Pension) providing benefits for all new Barclays UK hires from 1 October 2012, Investment Bank UK employees who were in PIP as at 1 October 2012, and also all UK employees who were not members of a pension scheme as at that date. As a defined contribution plan, BPSP is not subject to the same investment return, inflation or longevity risks that defined benefit plans face. Members’ benefits reflect contributions paid and the level of investment returns achieved.

Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement healthcare plans globally, the largest of which are the US and South African defined benefit schemes. Many of the plans are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided the approach to funding and the legal basis of the plans reflect their local environments.

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Group.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays or the UKRF, plus three Member Nominated Directors selected from eligible active staff and pensioner members who apply for the role.

The BPSP is a Group Personal Pension arrangement which operates as a collection of personal pension plans. Each personal pension plan is a direct contract between the employee and the BPSP provider (Legal & General Assurance Society Limited), and is regulated by the FCA.

Similar principles of pension governance apply to the Group’s other pension schemes, although different legislation covers overseas schemes where, in most cases, the Group has the power to determine the funding rate.

Amounts recognised

The following tables include: amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Group schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
	2013 £m	2012 £m	2011 £m
Current service cost[a]	371	410	414
Net finance cost/(income)	55	(10)	143
Past service cost[b]	4	(33)	23
Settlements	(3)	(12)	–
Total	427	355	580

Notes

a	Current service cost for the year ended 31 December 2012 and 31 December 2011 has been restated to bring the DC costs for active members of the South Africa pension plan within defined benefit accounting.
b	The past service cost relates to additional benefits provided in Spain during restructuring, offset by savings from restructuring programs in France and Portugal and scheme closure in Ireland.

> 321

Note 37: Pensions and post retirement benefits continued

Balance sheet reconciliation
	2013		2012[a]
	Total £m	Of which relates to UKRF £m	Total £m	Of which relates to UKRF £m
Benefit obligation at beginning of the year	(26,304)	(23,643)	(23,901)	(21,263)
Current service cost	(371)	(280)	(410)	(309)
Interest costs on scheme liabilities	(1,145)	(1,003)	(1,164)	(991)
Past service cost	(4)	–	33	–
Settlements	44	–	53	–
Remeasurement loss – financial	(989)	(997)	(1,946)	(1,797)
Remeasurement loss – demographic	4	–	5	–
Remeasurement loss – experience	(39)	31	22	29
Employee contributions	(39)	(1)	(44)	–
Benefits paid	905	799	865	690
Exchange and other movements	370	1	183	(2)
Benefit obligation at end of the year	(27,568)	(25,093)	(26,304)	(23,643)
Fair value of scheme assets at beginning of the year	25,075	22,845	23,701	21,541
Interest income on scheme assets	1,090	974	1,174	1,027
Employer contribution	364	238	898	742
Settlements	(41)	–	(41)	–
Remeasurement – return on plan assets greater than discount rate	575	400	304	221
Employee contributions	39	1	44	–
Benefits paid	(905)	(799)	(865)	(690)
Exchange and other movements	(454)	2	(140)	4
Fair value of scheme assets at the end of the year	25,743	23,661	25,075	22,845
Net (deficit)/surplus	(1,825)	(1,432)	(1,229)	(798)
Retirement Benefit Assets	133	–	53	–
Retirement Benefit Liabilities	(1,958)	(1,432)	(1,282)	(798)
Net retirement benefit (liabilities)/assets	(1,825)	(1,432)	(1,229)	(798)

Included within the benefit obligation was £2,314m (2012: £1,585m) relating to overseas pensions and £161m (2012:£164m) relating to other post-retirement benefits. Of the total benefit obligation of £27,568m (2012: £26,304m), £298m (2012: £326m) was wholly unfunded.

As at 31 December 2013, the UKRF’s IAS 19R scheme assets were in deficit versus obligations by £1,432m (2012: deficit of £798m). The most significant driver for this change was an increase in long term RPI inflation which was partially offset by higher corporate bond yields and asset out performance.

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions, below is a summary of the main financial and demographic assumptions adopted for UKRF.

UKRF financial assumptions
	2013 % p.a.	2012 % p.a.
Discount rate	4.46	4.31
Inflation rate	3.42	2.93
Rate of increase in salaries	2.92	3.43
Rate of increase for pensions in payment	3.32	2.88
Rate of increase for pensions in deferment	3.32	2.88
Afterwork revaluation rate	3.70	3.40

The UKRF discount rate assumption for 2013 is taken based on the single equivalent discount rate implied by the Towers Watson RATE Link model. In 2012, an average rate derived from a Barclays AA corporate bond yield curve and the Towers Watson RATE link model was used. The impact of this change on the UKRF Defined Benefit Obligation was a £0.4bn decrease with no impact on current year profit. The change will affect future years’ profits and on an IAS 19 Revised basis will result in a £19m reduced charge to the 2014 income statement. It is not possible to estimate the effects on profits after 2014.

Note

a	The scheme assets and benefit obligation for 31 December 2012 have been restated to bring the DC assets and obligations for active members of the South Africa pension plan within defined benefit accounting.

322 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 37: Pensions and post retirement benefits continued

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2011 of Barclays own post-retirement mortality experience which was carried out at the time of the latest completed triennial funding valuation, and taking account of the recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2010 core projection model published by the Continuous Mortality Investigation Bureau subject to a long term trend of 1% pa on future improvements. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the last three years:

Assumed life expectancy
	2013	2012	2011
Life expectancy at 60 for current pensioners (years)
– Males	27.9	27.8	27.7
– Females	29.0	28.9	28.8
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.3	29.2	29.1
– Females	30.6	30.5	30.4

Sensitivity analysis on actuarial assumptions

The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the UKRF assumptions table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown.

Change in key assumptions
	Impact on UKRF defined benefit obligation
	(Decrease)/ increase %	(Decrease)/ increase £bn
0.5% increase in discount rate	(9.2)	(2.3)
0.5% increase in assumed price inflation	7.8	2.0
1 year increase to life expectancy at 60	3.0	0.8

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 20 years.

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

> 323

Note 37: Pensions and post retirement benefits continued

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total		Of which relates to UKRF
	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %
As at 31 December 2013
Equities – Quoted	3,420	13.3	2,355	10.0
Equities – Non Quoted	1,299	5.0	1,270	5.4
Bonds – Fixed Government[a]	1,342	5.2	888	3.8
Bonds – Index–Linked Government[a]	6,356	24.8	6,365	26.8
Bonds – Corporate and other[a]	3,715	14.5	3,533	14.9
Property – Commercial[b]	1,376	5.3	1,320	5.6
Derivatives[b]	1,425	5.5	1,425	6.0
Cash[b]	4,202	16.3	3,903	16.5
Pooled funds[c]	2,342	9.1	2,342	9.9
Other[b]	266	1.0	260	1.1
Fair value of scheme assets	25,743	100.0	23,661	100.0
As at 31 December 2012
Equities – Quoted	2,999	12.0	1,917	8.4
Equities – Non Quoted	1,226	4.9	1,204	5.3
Bonds – Fixed Government[a]	1,266	5.0	815	3.6
Bonds – Index–Linked Government[a]	6,405	25.6	6,405	28.0
Bonds – Corporate and other[a]	3,452	13.8	3,280	14.3
Property – Commercial[b]	1,289	5.1	1,228	5.4
Derivatives[b]	1,637	6.5	1,637	7.2
Cash[b]	4,196	16.7	3,843	16.8
Pooled funds[c]	2,288	9.1	2,281	10.0
Other[b]	317	1.3	235	1.0
Fair value of scheme assets	25,075	100.0	22,845	100.0

Included within the fair value of scheme assets were: £5m (2012: £7m) relating to shares in Barclays PLC, £31m (2012: £3m) relating to bonds issued by the Barclays Group, and £7m (2012: £1m) relating to property occupied by Group companies. The UKRF also invests in investment vehicles which may hold shares or debt issued by the Barclays Group.

Approximately a third of the UKRF assets are invested in liability driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Funding

The triennial funding valuation of the UKRF is currently underway with an effective date of 30 September 2013. Contribution requirements, including any deficit recovery plans, will be agreed between the Bank and Trustee by the end of 2014. The previous triennial funding valuation at 30 September 2010 showed a deficit of £5.0bn. Under the agreed recovery plan, deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn paid in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.7bn in 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

In non-valuation years the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2012 and showed a deficit of £3.6bn. The contributions paid to the UKRF are agreed between Barclays and the Trustee every three years.

Contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2013	238
2012	742
2011	2,128

The Group’s expected contribution to the UKRF in 2014 is £218m. In addition the expected contributions to UK defined contribution schemes is £46m to the UKRF and £103m to the BPSP. For non-UK schemes the expected contributions in 2014 are £107m.

Notes

a	Assets held are predominately quoted.
b	Assets held are predominantly non quoted.
c	Pooled funds relate to a variety of investments which are predominantly non-quoted.

324 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Performance

This section presents information on the Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.

Note 38: Principal Subsidiaries

Barclays applies IFRS 10 Consolidated Financial Statements. The consolidated financial statements combine the financial statements of Barclays PLC and all of its subsidiaries. Subsidiaries are entities over which the Group has control. Under IFRS 10, this is when the Group is exposed or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.

The Group reassesses whether it controls an entity if facts and circumstances indicate that there have been changes to its power, its rights to variable returns or its ability to use its power to affect the amount of its returns.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation. Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has been obtained and they do not result in loss of control.

Barclays adopted IFRS 10 from 1 January 2013. The financial effects of the adoption are set out in Note 46 to these financial statements.

The significant judgements used in applying this policy are set out below.

Accounting for investment in subsidiaries

In the individual financial statements of Barclays PLC, investments in subsidiaries are stated at cost less impairment. Cost includes any directly attributable costs of the investment.

Principal subsidiaries for the Group are set out below. This includes those subsidiaries that are most significant in the context of the Group’s business, results or financial position.

Company Name	Principal place of business or incorporation	Nature of business	Percentage of Voting rights held %		Non- controlling interests – proportion of ownership interests %	Non- controlling interests – proportion of voting interests %
Barclays Bank PLC	England	Banking, holding company	100		12	–
Barclays Capital Securities Limited	England	Securities dealing	100		–	–
Barclays Private Clients International Limited	Isle of Man	Banking	100	*	–	–
Barclays Securities Japan Limited	Japan	Securities dealing	100		–	–
Absa Bank Limited	South Africa	Banking	62		38	38
Barclays Bank of Kenya Limited	Kenya	Banking	43		57	57
Barclays Bank S.A.U.	Spain	Banking	100	*	–	–
Barclays Capital Inc.	United States	Securities dealing	100		–	–
Barclays Bank Delaware	United States	Credit card issuer	100		–	–

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked *. Information on the Groups subsidiaries, as required by the Companies Act, will be included in the Annual Return to be filed at the UK Companies House.

Ownership interests are in some cases different to voting interests due to the existence of non-voting equity interests, such as preference shares. See Note 34, non-controlling interests for more information. The 43% effective voting interest in Barclays Bank of Kenya Limited is derived from the Group’s 62% interest in Barclays Africa Group Limited which holds a 69% interest in Barclays Bank of Kenya Limited.

> 325

Note 38: Principal Subsidiaries continued

Significant judgements and assumptions used to determine the scope of the consolidation

Determining whether the Group has control of an entity is generally straightforward based on ownership of the majority of the voting capital. However, in certain instances this determination will involve significant judgment, particularly in the case of structured entities where voting rights are often not the determining factor in decisions over the relevant activities. This judgment may involve assessing the purpose and design of the entity. It will also often be necessary to consider whether the Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

There is also often considerable judgment involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated such that the other investors’ exposures to the structure’s variable returns have been substantively eliminated, the Group may conclude that the managers of the structured entity are acting as its agent and therefore will consolidate the structured entity.

An interest in equity voting rights exceeding 50% would typically indicate that the Group has control of an entity. However certain entities are excluded from consolidation because the Group does not have exposure to their variable returns. These entities are managed by external counterparties and consequently are not controlled by the Group. Where appropriate, interests relating to these entities are included in Note 39 Structured Entities.

Country of registration or incorporation	Company Name	Percentage of voting rights held (%)	Equity shareholder’s funds (£m)	Retained profit for the year (£m)
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	1	–

Significant restrictions

As is typical for a Group of its size and international scope, there are restrictions on the ability of Barclays PLC to obtain distributions of capital, access the assets or repay the liabilities of members of its group due to the statutory, regulatory and contractual requirements of its subsidiaries and due to the protective rights of non-controlling interests. These are considered below.

Regulatory requirements

Subsidiary companies with assets and liabilities before intercompany eliminations of £1,797bn (2012: £1,963bn) and £1,727bn (2012: £1,900bn) respectively are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital, leverage and exposure ratios restricting the ability of these entities to make distributions of cash or other assets to the parent company, Barclays PLC.

In order to meet capital requirements, subsidiaries may hold certain equity accounted and debt accounted issued financial instruments and non-equity instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liabilities. See the non-controlling interests Note 34 and the subordinated liabilities Note 31 for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.

Liquidity requirements

Regulated subsidiaries of the Group are required to maintain liquidity pools to meet PRA and local regulatory requirements. The main subsidiaries affected are Barclays Bank PLC, Absa Bank Limited and Barclays Capital Inc. which must maintain daily compliance with the regulatory minimum.

See pages 208 to 224 for further details of liquidity requirements, including those of our significant subsidiaries.

Statutory requirements

The Group’s subsidiaries are subject to statutory requirements not to make distributions of capital and unrealised profits and generally to maintain solvency. These requirements restrict the ability of subsidiaries to make remittances of dividends to Barclays PLC, the ultimate parent, except in the event of a legal capital reduction or liquidation. In most cases the regulatory restrictions referred to above exceed the statutory restrictions.

As at 31 December 2013, the non-distributable reserves of Barclays Bank PLC, including share capital and other equity instruments were £23,571m (2012: £18,608m).

Contractual requirements

Asset encumbrance

The Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks. Once encumbered, the assets are not available for transfer around the Group. The assets typically affected are disclosed in Note 42 Assets Pledged.

Assets held by consolidated structured entities

£690m of assets included in the Group’s balance sheet relate to consolidated investment funds and are held to pay return and principal to the holders of units in the funds. The assets held in these funds cannot be transferred to other members of the Group.

Other restrictions

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,722m as at 31 December 2013 (2012: £5,169m).

Barclays Africa Group Limited assets are subject to exchange control regulation determined by the South African Reserve Bank (SARB). Special dividends and loans in lieu of dividends cannot be transferred without SARB approval.

326 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 39: Structured Entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

Depending on the Group’s power over the activities of the entity and its exposure to and ability to influence its own returns, it may consolidate the entity. In other cases it may sponsor or have exposure to such an entity but not consolidate it.

Consolidated Structured Entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:

Securitisation vehicles

The Group uses securitisation as a source of financing and a means of risk transfer. Refer to Note 41 for further detail.

The Group provides liquidity facilities to entities and provides interest rate and foreign currency swaps to enable the entities to make certain payments when due. At 31 December 2013, there were outstanding loan commitments to these entities totalling £195m.

Commercial paper (CP) and medium term note conduits

The Group provided £8.1bn in undrawn contractual backstop liquidity facilities to its own sponsored CP conduits.

Fund management entities

Barclays has contractually guaranteed the performance of certain cash investments in a number of managed investment funds which have resulted in their consolidation. As at 31 December 2013, the notional value of the guarantee was £991m.

Covered bonds

During the reporting period, the Group provided non-contractual capital contributions totalling £1.3bn to Barclays Covered Bonds Limited Liability Partnership as a result of regulatory requirements to pre fund upcoming contractual covered bond redemptions. It will continue to provide such support in 2014.

Employee benefit trusts

The Group provides capital contributions to employee share trusts to enable them to meet their obligations to employees under share-based payment plans.

Unconsolidated Structured Entities in which the Group has an interest

The business activities within the Group where structured entities are used principally include multi-seller conduit programmes, asset securitisations, and asset management. The later sections provide quantitative information on the Group’s involvements. For a description of these activities see the Glossary.

An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Group. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to the Group, lending, loan commitments, financial guarantees and investment management agreements.

Interest rate swaps, foreign exchange derivatives that are not complex and which expose the Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures below.

The nature and extent of the Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
Assets	Secured financing £m	Short term traded interests £m	Traded derivatives £m	Other interests £m	Total £m
Trading portfolio assets	–	11,272	–	5,111	16,383
Financial assets designated at fair value	–	–	–	1,035	1,035
Derivative financial instruments	–	–	3,758	1,464	5,222
Available for sale investments	–	–	–	2,073	2,073
Loans and advances to banks	–	–	–	4,143	4,143
Loans and advances to customers	–	–	–	24,971	24,971
Reverse repurchase agreements and other similar secured lending	51,112	–	–	–	51,112
Other assets	–	–	–	35	35
Total assets	51,112	11,272	3,758	38,832	104,974
Liabilities
Derivative financial instruments	–	–	4,895	1,457	6,352

Secured financing arrangements, short term traded interests and traded derivatives are typically managed under market risk described in page 190 which includes an indication on the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interest materially includes a portfolio under exit quadrant which is being managed down and conduits and corporate lending where the interest is driven by normal customer demand.

> 327

Note 39: Structured Entities continued

Secured financing

The Group routinely enters into reverse repurchase contracts, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and on-going margining, the Group is minimally exposed to the performance of the structured entity counterparty. A description of these transactions is included in Note 23.

Short term traded interests

The Group buys and sells interests in structured entities as part of its trading activities, for example, retail mortgage backed securities, collateralised debt obligations and similar interests. Such interests are typically held individually or as part of a larger portfolio for no more than 90 days. In such cases, the Group typically has no other involvement with the structured entity other than the securities it holds as part of trading activities and its maximum exposure to loss is restricted to the carrying value of the asset. Description of these transactions is included in Note 13.

As at 31 December 2013, the fair value of the Group’s interests in structured entities in the trading portfolio, included in trading portfolio assets in the Group balance sheet, were as follows:

Type of security and nature of entity
	Asset securitisations £m	Other £m	Total £m
Debt securities	10,177	345	10,522
Equity securities	5	87	92
Traded loans	–	538	538
Other assets	–	120	120
Total	10,182	1,090	11,272

Traded derivatives

The Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices amongst other things. Description of the type of derivatives and the risk management practices are detailed in Note 15. The risk of loss may be mitigated through on-going margining requirements as well as a right to cash flows from entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Group’s normal credit policies.

The main derivative types which are considered interests in structured entities are as follows. Notional amounts of the derivative arrangements have been provided as a better indication of the risks associated with these instruments rather than the size of the structured entities to which the Group has exposure:

Fair value and notional amount
	Asset management			Asset securitisations			Others			Total
Type of derivative and nature of entity	Notional contract amount £m	Assets £m	Liabilities £m	Notional contract amount £m	Assets £m	Liabilities £m	Notional contract amount £m	Assets £m	Liabilities £m	Notional contract amount £m	Assets £m	Liabilities £m
Credit default swaps
Index based	54,519	1,075	(1,353)	1,286	160	(328)	–	–	–	55,805	1,235	(1,681)
Entity specific	18,448	408	(203)	11	18	(28)	–	–	–	18,459	426	(231)
Total	72,967	1,483	(1,556)	1,297	178	(356)	–	–	–	74,264	1,661	(1,912)
Balance guaranteed swaps	–	–	–	38,349	231	(493)	–	–	–	38,349	231	(493)
Total return swaps	8,044	241	(470)	–	–	–	2	–	–	8,046	241	(470)
Commodity	10,341	518	(892)	–	–	–	3,698	47	(335)	14,039	565	(1,227)
Equity swaps	28,523	962	(792)	–	–	–	–	98	–	28,523	1,060	(792)
Other derivative products	–	–	–	606	–	(1)	–	–	–	606	–	(1)
Total	119,875	3,204	(3,710)	40,252	409	(850)	3,700	145	(335)	163,827	3,758	(4,895)

Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. Included above are, £752m derivative assets and £(1,271)m derivative liability with a notional value of £41,716m which are ‘cleared derivative’ type arrangements. These are transactions where the Group enters into a contract with an exchange on behalf of a structured entity client and holds an opposite position with it. The Group is exposed to settlement risk only on these derivatives which is mitigated through daily margining.

Except for credit default swaps where the maximum exposure to loss is the swap notional amount, it is not possible to estimate the maximum exposure to loss in respect of derivative positions as the fair value of derivatives is subject to changes in market rates of interest, exchange rates and credit indices which by their nature are uncertain. In addition, the Group’s losses would be subject to mitigating action under its traded market risk and credit risk policies that require the counterparty provide collateral in cash or other assets on a daily basis in most cases.

328 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 39: Structured Entities continued

The contracts that most expose the Group to the risk of loss arising from the performance of the structured entity are as follows:

Credit default swaps – entity specific

In addition to index based credit default swaps, the Group provides tailored credit risk protection to structured entities where its loss exposure is based on the actual performance of the structured entity counterparty and the assets that it holds. The underlying for these exposures are mainly related to corporate and commercial loans, corporate bonds and retail mortgages.

Balance guaranteed swaps

These are single or cross-currency swaps where the notional amount of the arrangement is not defined at trade inception and instead tracks the balance of a reference pool of collateral or securities. The swap exchanges the cash flows of the referenced collateral into those of the issued debt securities which pay a different coupon and in a different currency. Swaps may be super-senior in the capital structure or pari-passu with the issued notes. The Group holds debt securities issued by the entities as a hedge against the credit risk of the balance guaranteed swaps. At 31 December 2013 £1,457m of such bonds were held within the trading portfolio asset.

Other interests in unconsolidated structured entities

The Group’s interests in structured entities not held for the purposes of short term trading activities are set out below, summarised by the purpose of the entities and limited to significant categories, based on maximum exposure to loss.

Nature of interest
	Structured credit portfolio £m	Multi-seller conduit programmes £m	Lending £m	Mortgage backed securities £m	Investment funds and trusts £m	Others £m	Total £m
Trading portfolio assets
– Debt securities	4,944	–	50	–	–	106	5,100
– Equity securities	–	–	–	–	–	11	11
Financial assets designated at fair value
– Loans and advances to customers	–	–	935	–	–	34	969
– Debt securities	–	–	–	–	–	32	32
– Equity securities	–	–	–	–	–	34	34
Derivative financial instruments	–	–	7	–	–	1,457	1,464
Available for sale investments
– Debt securities	1	564	2	1,476	–	30	2,073
Loans and advances to customers	3,115	7,927	13,183	–	–	746	24,971
Loans and advances to banks	–	–	4,066	–	–	77	4,143
Other assets	–	1	1	–	25	8	35
Total on balance sheet exposures	8,060	8,492	18,244	1,476	25	2,535	38,832
Total notional amounts of off balance sheet amounts	1,411	8,400	2,186	–	–	54	12,051
Maximum exposure to loss	9,471	16,892	20,430	1,476	25	2,589	50,883
Total assets of the entity	80,565	138,199	138,980	246,062	44,679	11,098	659,583

Maximum exposure to loss

Unless specified otherwise below, the Group’s maximum exposure to loss is the total of its on-balance sheet positions and its off-balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.

Structured Credit Portfolio

The portfolio forms a subset of the exit quadrant disclosed on page 181 which are being managed down. It comprises interests in debt securities issued by securitisation vehicles, mainly Collateralised Loan Obligations (CLOs), Collateralised Debt Obligations (CDOs), Retail and Commercial Mortgage Backed Securitisation structures (RMBSs and CMBSs), and drawn and undrawn loan facilities to these entities. In some cases, the securities are ‘wrapped’ with credit protection from a monoline insurer, which transfers the credit risk to the monoline. The entities are wholly debt financed through the issuance of tranches of debt securities or through direct funding, such as the loan facilities provided by the Group. As the underlying assets of the entities amortise and pay down, the debt securities issued by the entities are repaid in order of seniority. Where the entities experience significant credit deterioration, debt securities may be written off or cancelled in reverse order of seniority.

The creditworthiness of the Group’s funded exposures within structured credit portfolio is presented below along with the Group’s unfunded commitments. Funded exposures are classified as either debt securities or loans and advances. Refer to Note 20 for an additional description of the loans and advances.

	Non- monoline CLOs £m	Monoline wrapped CLOs £m	RMBS £m	Monoline wrapped CDOs £m	CMBS £m	Non- monoline CDOs £m	Others £m	Total £m
Investment grade	3,175	2,947	137	16	38	122	141	6,576
Non investment grade	–	–	46	502	175	191	–	914
Non rated	353	123	17	–	24	47	6	570
Total on balance sheet	3,528	3,070	200	518	237	360	147	8,060
Undrawn liquidity commitments	117	2	1,074	–	174	–	44	1,411
Maximum exposure to loss	3,645	3,072	1,274	518	411	360	191	9,471

> 329

Note 39: Structured Entities continued

On balance sheet amounts
	Non- monoline CLOs £m	Monoline wrapped CLOs £m	RMBS £m	Monoline wrapped CDOs £m	CMBS £m	Non- monoline CDOs £m	Others £m	Total £m
Debt securities at fair value	740	3,070	21	518	237	360	–	4,946
Loans and advances	2,788	–	179	–	–	–	147	3,114
Total on balance sheet exposure	3,528	3,070	200	518	237	360	147	8,060

The majority of these interests are held at fair value through profit or loss as part of the Trading Portfolio, however direct lending and certain CLO positions are held at amortised cost, as disclosed in the above table.

The Group’s exposure to loss depends on the level of subordination of the interest which indicates the extent to which other parties are obliged to absorb credit losses before the Group. This is summarised in the table below.

	Non- monoline CLOs £m	Monoline wrapped CLOs £m	RMBS £m	Monoline wrapped CDOs £m	CMBS £m	Non- monoline CDOs £m	Others £m	Total £m
Senior	3,520	3,072	1,092	518	367	322	191	9,082
Mezzanine	125	–	181	–	44	36	–	386
Subordinated	–	–	1	–	–	2	–	3
Total	3,645	3,072	1,274	518	411	360	191	9,471

Due to decreases in the fair value of the underlying collateral, the interests that are subordinate to the Group’s certain senior and mezzanine interests may currently have minimal or no value.

The Group’s income from these entities comprises trading income (largely gains and losses on changes in the fair value and interest earned on bonds) on items classified as held for trading and interest income on interests classified as loans and receivables.

During the period, the Group recorded an overall fair value gain of £639m on debt securities. Impairment losses recorded on loans and advances were immaterial during the period.

The fair value of the Group’s interests in monoline wrapped CLOs and CDOs is influenced by the protection directly provided to the structured entities by monoline insurers in addition to the value of the collateral held by the entities. The protection provided to the entities by the monoline insurers is in the form of a CDS, however the ability of the monolines to make payments is uncertain, which is reflected in the valuation of the Group’s interests in the monoline wrapped CLOs and CDOs.

Multi-seller conduit programmes

The conduits engage in providing financing to various clients and hold whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralization, seller guarantees, or other credit enhancements provided to the conduits. The Group’s off-balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduits for the benefit of the holders of the commercial paper issued by the conduits and will only be drawn where the conduits are unable to access the commercial paper market. If these facilities are drawn, the Group is protected from loss through over-collateralization, seller guarantees, or other credit enhancements provided to the conduits. The Group earns income from fees received on the liquidity facility and the letter of credit provided to the conduits. There were no impairment losses on this lending in the year.

Lending

The portfolio includes lending provided by the Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees. All loans are subject to the Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan. During the period the Group incurred an impairment of £20m against such facilities. The main types of lending are as follows.

Property loans

The Group has provided £4bn of funding loans to bankruptcy remote structured entities to either invest or develop properties. The loans are typically secured against the properties. Depending upon the circumstances the Group may require the sponsors of the entities to provide additional funding which is subordinate to the Group’s. Additional guarantees and collateral may be sought from the sponsor on a case-by-case basis.

Facilities to financial institutions

The Group has provided loans to structured entities owned by third party financial institutions to facilitate their funding requirements. There is credit mitigation in place which significantly reduces the credit exposure faced by the Group against these entities.

Structured lending to individuals

The Group has provided £2bn of loans to structured entities which have been created by an individual to hold one or more assets. The Group is the sole lender to these entities and has full recourse to the assets of the structured entity, and is usually further collateralised by guarantees from the sponsor or equity holders of the structured entity.

330 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 39: Structured Entities continued

Project finance transactions

The Group has provided £2bn to entities whose operations are limited to financing or funding the acquisition of specific assets such as schools, hospitals, roads and renewable energy projects under the Private Finance Initiative (PFI). Equity contributions are typically required from the sponsor or parent at inception of the arrangement which are required to absorb losses before the Group. The Group may also require the sponsor to provide liquid collateral where there is no recourse or reliance upon the parent or sponsor beyond its initial equity contribution. The Group typically obtains fixed and floating charges over assets, charges over shares in the structured entity, assignment rights over key contracts, step-in rights, and performance guarantees.

Capital equipment loans

The Group has provided £1bn of funding loans to bankruptcy remote structured entities to enable them to purchase capital equipment for parent companies and are supported by government export guarantees. The loans are also fully collateralised by the underlying assets and repayments of principal and interest are met through lease contracts with the operating company parent of the entity for its use of the purchased assets. Due to these guarantees and the availability of collateral, the loans are considered low risk. During the period, Barclays incurred no credit losses on such facilities.

Mortgage backed securities

This represents a portfolio of floating rate notes mainly mortgage backed security positions used as an economic hedge of interest rate risk under the Group’s structural hedging programme. All notes are investment grade.

Investment funds and trusts

In the course of its fund management activities, the Group establishes pooled investment funds that comprise portfolio of investments of various kinds, tailored to meet certain investors’ requirements. The Group’s interest in funds is generally restricted to a fund management fee, the value of which is generally based on the performance of the fund.

The Group acts as trustee to a number of trusts established by or on behalf of its clients. The purpose of the trusts, which meet the definition of structured entities, is to hold assets on behalf of beneficiaries. The Group’s interest in trusts is generally restricted to unpaid fees which, depending on the trust, may be fixed or based on the value of the trust assets. During the year ended 31 December 2013, fees earned were £206m and unpaid fees were £21m. Barclays has no other risk exposure to the trusts.

Other

This includes £1,457m of derivative transactions with structured entities where the market risk is materially hedged with corresponding derivative contracts.

Financial support provided or to be provided to unconsolidated structured entities

The Group has not provided any non-contractual financial support during the period and does not anticipate providing non-contractual support to unconsolidated structured entities in the future.

Sponsored unconsolidated structured entities

In addition to the unconsolidated structured entities in which the Group has an interest, it also sponsors structured entities in which it has no interest. For the purposes of these disclosures, the Group sponsors an entity when:

¡	It is the majority user of the entity;

¡	Its name appears in the name of the entity or on the products issued by the entity;

¡	It provides implicit or explicit guarantees of the entity’s performances; or

¡	It led the formation of the entity.

Income from sponsored unconsolidated structured entities comprised of a £4m interest earned from bonds recognised within trading income.

Assets transferred to unconsolidated sponsored structured entities

Assets transferred by all parties, not just those transferred by the Group, to sponsored entities during the period were as follows:

Nature of activities
2013 £m
Asset securitisations	1,515
Other	5
Total	1,520

> 331

Note 40: Investments in associates and joint ventures

Accounting for associates and joint ventures

Barclays applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. Generally the Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are joint arrangements which have joint control and have rights to the net assets of the entity.

The Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition profit (or loss). The Group ceases to recognise its share of the losses of equity accounted associates when its share of the net assets and amounts due from the entity have been written off in full, unless it has a contractual or constructive obligation to make good its share of the losses. In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

There are no individually significant investments in joint ventures or associates held by Barclays. There are certain entities that are considered strategic to the banking operations of the Group supporting payment services.

	2013			2012
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Equity accounted	275	378	653	324	309	633
Held at fair value through profit or loss	610	400	1,010	634	315	949
Total	885	778	1,663	958	624	1,582

Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the net income of the investees, not just the Group’s share for the year ended 31 December 2013 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates		Joint ventures
	2013 £m	2012 £m	2013 £m	2012 £m
Profit or loss from continuing operations	(51)	137	144	168
Other comprehensive income/(loss)	3	14	(20)	(2)
Total comprehensive (loss)/income	(48)	151	124	166

Unrecognised shares of the losses of individually immaterial associates and joint ventures were nil (2012: £6m).

The Group’s associates and joint ventures are subject to statutory requirements such that they cannot make remittances of dividends or make loan repayments to Barclays PLC without agreement from the external parties.

The Group’s share of commitments and contingencies of its associates and joint ventures comprised unutilised credit facilities provided to customers of £2,156m (2012: £2,711m). In addition, the Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £74m (2012: £87m).

Note 41: Securitisations

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

332 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 41: Securitisations continued

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

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2013			2012
	Assets Carrying amount £m	Fair Value £m	Liabilities Carrying amount £m	Fair Value £m	Assets Carrying amount £m	Liabilities Carrying amount £m
Loans and advances to customers
Residential mortgage loans	3,930	3,658	(3,545)	(3,335)	5,545	(5,066)
Credit cards, unsecured and other retail lending	6,563	6,639	(5,017)	(5,038)	6,944	(5,519)
Corporate loans	331	285	(294)	(286)	944	(809)
Total	10,824	10,582	(8,856)	(8,659)	13,433	(11,394)
Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	68	n/a	–	n/a	12	–

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

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The carrying amount of the loans before transfer was £124m (2012: £16m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

For transfers of assets in relation to repurchase agreements, see Notes 23 and 42.

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

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement as at 31 December 2013			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2013 £m	Cumulative to 31 December 2013 £m
CLO and other assets	1,911	1,883	1,911	46	(712)
ABS CDO Super Senior	–	–	–	–	–
US sub-prime and Alt-A	398	377	398	3	(1,221)
Commercial mortgage backed securities	241	241	241	3	(33)
Total	2,550	2,501	2,550	52	(1,966)

> 333

Note 41: Securitisations continued

	Continuing involvement as at 31 December 2012			Gain/(loss) from continuing involvement

Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2012 £m	Cumulative to 31 December 2012 £m
CLO and other assets	2,546	2,495	2,556	126	(839)
ABS CDO Super Senior	922	922	922	209	(2,204)
US sub-prime and Alt-A	781	781	781	8	(1,336)
Commercial mortgage backed securities	239	239	239	1	(41)
Total	4,488	4,437	4,498	344	(4,420)

Assets which represent the Group’s continuing involvement in derecognised assets are recorded in the following line items:
Type of transfer	Loans and advances £m	Trading portfolio assets £m	Derivatives £m	Available for sale investments £m	Total £m
As at 31 December 2013
CLO and other assets	1,130	778	2	1	1,911
US sub-prime and Alt-A	321	77	–	–	398
Commercial mortgage backed securities	–	241	–	–	241
Total	1,451	1,096	2	1	2,550

As at 31 December 2012
CLO and other assets	1,624	899	7	16	2,546
ABS CDO Super Senior	–	922	–	–	922
US sub-prime and Alt-A	703	78	–	–	781
Commercial mortgage backed securities	–	239	–	–	239
Total	2,327	2,138	7	16	4,488

Note 42: Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2013 £m	2012 £m
Trading portfolio assets	65,271	85,334
Loans and advances	62,607	72,918
Other	8,755	20,816
Assets pledged	136,633	179,068

Barclays has an additional £11bn (2012: £15bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and available to support future issuance.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2013 £m	2012 £m

Fair value of securities accepted as collateral	390,530	361,067
Of which fair value of securities re-pledged/transferred to others	321,115	309,466

The full disclosure as per IFRS7 has been included in collateral and other credit enhancements (page 117).

334 >

Notes to the financial statements> For the year ended 31 December 2013 continued

Other disclosure matters

The notes included in this section focuses on related party transactions, auditors’ remuneration and directors’ remuneration. Related parties include any subsidiaries, associates, joint ventures, entities under common directorships and Key Management Personnel.

Note 43: Related party transactions and Directors’ remuneration

a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes.

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

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts and other such banking services. Group companies also provide investment management and custodian services to the Group pension schemes. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group’s associates and joint ventures is set out in Note 40.

Entities under common directorships

The Group enters into normal commercial relationships with entities for which members of the Group’s Board also serve as Directors. The amounts included in the Group’s financial statements relating to such entities that are not publicly listed are shown in the table below under Entities under common directorships.

Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m

For the year ended and as at 31 December 2013
Income	(10)	24	1	3
Impairment	(3)	(4)	–	–
Total assets	116	1,521	33	5
Total liabilities	278	185	73	207

For the year ended and as at 31 December 2012
Income	(3)	38	1	20
Impairment	–	(5)	–	–
Total assets	137	1,657	198	–
Total liabilities	18	585	94	152

For the year ended and as at 31 December 2011
Income	(40)	20	1	17
Impairment	(2)	(6)	–	–
Total assets	176	1,529	364	–

Total liabilities	26	454	70	182

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2013 or 2012. Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds were £612.7m (2012: £661.1m).

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group (listed on page 404), certain direct reports of the Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

> 335

Note 43: Related party transactions and Directors’ remuneration continued

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31 December were as follows:

Loans outstanding
	2013 £m	2012 £m
As at 1 January	5.9	5.9
Loans issued during the year	14.0	0.6
Loan repayments during the year	(6.5)	(0.6)
As at 31 December	13.4	5.9

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person). Fully collateralised open derivative positions relating to Directors or other Key Management Personnel amounted to £0.1m (2012: £nil).

Deposits outstanding
	2013 £m	2012 £m
As at 1 January	37.3	39.1
Deposits received during the year	156.4	141.8
Deposits repaid during the year	(93.5)	(143.6)
As at 31 December	100.2	37.3

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding were £2.6m (2012: £2.3m).

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

Remuneration of Directors and other Key Management Personnel

Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions and is consistent with the approach adopted for disclosures set out on pages 65 to 101. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2013 £m	2012 £m
Salaries and other short-term benefits	22.3	20.2
Pension costs	0.6	0.4
Other long-term benefits	11.5	17.9
Share-based payments	29.7	24.6
Employer social security charges on emoluments	6.5	7.9
Costs recognised for accounting purposes	70.6	71.0
Employer social security charges on emoluments	(6.5)	(7.9)
Other long-term benefits – difference between awards granted and costs recognised	(3.9)	(13.4)
Share-based payments – difference between awards granted and costs recognised	(18.3)	(12.0)
Total remuneration awarded	41.9	37.7

Disclosure required by the Companies Act 2006

The following information regarding directors is presented in accordance with the Companies Act 2006:

	2013 £m	2012 £m
Aggregate emoluments	5.3	5.5
Gains on exercise of share options	1.7	–
Amounts paid under LTIPs	0.7	2.8
	7.7	8.3

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2012: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2013, there were no Directors accruing benefits under a defined benefit scheme (2012: nil).

336 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 43: Related party transactions and Directors’ remuneration continued

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 28 persons) amounted 6,932,951 (2012: 19,620,252) ordinary shares of 25p each (0.04% of the ordinary share capital outstanding).

At 31 December 2013 executive Directors and officers of Barclays PLC (involving 16 persons) held options to purchase a total of 345,943 Barclays PLC ordinary shares (2012: 1,128,437) of 25p each at prices ranging from 133.01p to 228.16p under Sharesave and 431.38p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2013 to persons who served as directors during the year was £0.2m (2012: £0.3m). No guarantees were entered into on behalf of Directors during 2013 (2012: £nil).

Note 44: Auditors’ remuneration

Auditors’ remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
2013
Audit of the Group’s annual accounts	10	–	–	–	10
Other services:
Fees payable for the Company’s associates[a]	25	–	–	–	25
Other services supplied[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	2	–	2
– advisory services[c]	–	–	–	–	–
Other	–	3	–	2	5
Total auditors’ remuneration	35	6	2	2	45

2012
Audit of the Group’s annual accounts	10	–	–	–	10
Other services:
Fees payable for the Company’s associates[a]	25	–	–	–	25
Other services supplied[b]	–	4	–	–	4
Other services relating to taxation
– compliance services	–	–	2	–	2
– advisory services[c]	–	–	–	–	–
Other	–	2	–	1	3
Total auditors’ remuneration	35	6	2	1	44

2011
Audit of the Group’s annual accounts	13	–	–	–	13
Other services:
Fees payable for the Company’s associates[a]	26	–	–	–	26
Other services supplied[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	5	–	5
– advisory services[c]	–	–	1	–	1
Services relating to corporate finance transactions entered into or proposed to beentered into by or on behalf of the Company or any of its associates[d]	–	–	–	2	2
Other	–	3	–	1	4
Total auditors’ remuneration	39	6	6	3	54

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £5m (2012: £7m, 2011: £6m).

Notes

a	Comprises the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. Fees relating to the audit of the associated pension schemes were £0.2 (2012: £0.2m, 2011: £0.2m).
b	Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.
d	Comprises due diligence related to transactions and other work in connection with such transactions.

> 337

Note 45: Financial risks, liquidity and capital management

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk management and governance section as follows:

¡	credit risk, on pages 142 to 189;

¡	market risk, on pages 190 to 198;

¡	capital resources, on pages 199 to 207; and

¡	liquidity risk, on pages 208 to 224.

Note 46: Transition Notes – Changes in accounting policies, comparability and other adjustments

IAS 19 (revised) Employee Benefits

In June 2011, the IASB issued revisions to IAS 19 Employee Benefits (IAS 19R or the revised standard). During 2013, Barclays adopted IAS 19R retrospectively in accordance with the transitional provisions set out in the standard. The revised standard introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method”, under which the recognition of actuarial gains and losses was deferred. Instead, the full defined benefit obligation net of plan assets is now recorded on the balance sheet, with changes resulting from remeasurements recognised immediately in other comprehensive income. The measurement of the defined benefit obligation takes into account risk sharing features, such as those within our Swiss pension plan. In addition, IAS 19R requires net interest expense / income to be calculated as the product of the net defined benefit liability / asset and the discount rate as determined at the beginning of the year. The effect of this is to remove the previous concept of recognising an expected return on plan assets.

IFRS 10 Consolidation of Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidation of Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

The implementation of IFRS 10 resulted in the Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated, principally impacting the consolidation of entities in the Investment Bank with credit market exposures. 142 entities were impacted by IFRS10 and were largely within Investment Bank and Wealth divisions. 79 entities were consolidated while 63 entities were deconsolidated.

Movement between the published and restated income statements for 31 December 2011

In the income statement for the year ending 2011, the adoption of the IAS 19 revised standard resulted in staff costs increasing by £109m, tax decreasing by £26m and the profit before tax reducing by £83m. The movement in the staff cost relates to the replacement of expected return on assets with net interest income/expense using the scheme discount rate resulting in further expense of £164m. This is partially offset by amortisation of unrecognised losses £55m no longer being recognised due to the removal of the corridor approach, with all actuarial losses recognised immediately on the balance sheet.

In addition, the adoption of the IAS 19 revised standard resulted in the basic earnings per share decreasing 0.6p from 23.5p to 22.9p and the diluted earnings per share decreasing 0.7p from 22.6p to 21.9p.

338 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 46: Transition Notes – Changes in accounting policies, comparability and other adjustments continued

Consolidated income statement – movement between published and restated

For the year ended 31 December 2011	Published £m	IFRS 10 £m	IAS 19 revised £m	Other[a] £m	Restated £m
Continuing operations
Interest income	20,589	–	–	–	20,589
Interest expense	(8,388)	–	–	–	(8,388)
Net interest income	12,201	–	–	–	12,201
Fee and commission income	10,208	–	–	–	10,208
Fee and commission expense	(1,586)	–	–	–	(1,586)
Net fee and commission income	8,622	–	–	–	8,622
Net trading income	7,660	–	–	–	7,660
Net investment income	2,305	–	–	–	2,305
Net premiums from insurance contracts	1,076	–	–	–	1,076
Gains on debt buy-backs and extinguishments	1,130	–	–	–	1,130
Other income	39	–	–	–	39
Total income	33,033	–	–	–	33,033
Net claims and benefits incurred on insurance contracts	(741)	–	–	–	(741)
Total income net of insurance claims	32,292	–	–	–	32,292
Credit impairment charges and other provisions	(3,802)	–	–	–	(3,802)
Impairment of investment in BlackRock, Inc.	(1,800)	–	–	–	(1,800)
Net operating income	26,690	–	–	–	26,690
Staff costs	(11,407)	–	(109)	(837)	(12,353)
Administration and general expenses	(6,681)	–	–	837	(5,844)
Depreciation of property, plant and equipment	(673)	–	–	–	(673)
Amortisation of intangible assets	(419)	–	–	–	(419)
Goodwill impairment	(597)	–	–	–	(597)
Provision for PPI redress	(1,000)	–	–	–	(1,000)
Operating expenses	(20,777)	–	(109)	–	(20,886)
Share of post-tax results of associates and joint ventures	60	–	–	–	60
Loss on disposal of subsidiaries, associates and joint ventures	(94)	–	–	–	(94)
Profit before tax	5,879	–	(109)	–	5,770
Taxation	(1,928)	–	26	–	(1,902)
Profit after tax	3,951	–	(83)	–	3,868

Attributable to:
Equity holders of the Parent	3,007	–	(83)	–	2,924
Non-controlling interests	944	–	–	–	944
Profit after tax	3,951	–	(83)	–	3,868

Movement between the published and restated income statements for 31 December 2012

In the income statement for the year ending 2012, the adoption of the IFRS 10 and IAS 19 revised standards resulted in net operating income increasing by £574m, operating expenses increasing by £23m, tax increasing by £134m and the profit before tax increasing by £551m. The movement in the staff cost relates to the replacement of expected return on assets with net interest income/expense using the scheme discount rate resulting in further expense of £53m. This is partially offset by amortisation of unrecognised losses £31m no longer being recognised due to the removal of the corridor approach, with all actuarial losses recognised immediately on the balance sheet.

In addition, the adoption of the IAS 19 revised and IFRS 10 standards resulted in the basic loss per share decreasing by 3.2p from (8.0)p to (4.8)p and the diluted loss per share also decreasing by 3.2p from (8.0)p to (4.8)p.

Note

a	The Group has also realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and increase staff costs by £837m.

> 339

Note 46: Transition Notes – Changes in accounting policies, comparability and other adjustments continued

Consolidated income statement – movement between published and restated

For the year ended 31 December 2012	Published £m	IFRS 10 £m	IAS 19 revised £m	Other[a] £m	Restated £m
Continuing operations
Interest income	19,199	12	–	–	19,211
Interest expense	(7,560)	3	–	–	(7,557)
Net interest income	11,639	15	–	–	11,654
Fee and commission income	10,216	(3)	–	–	10,213
Fee and commission expense	(1,634)	(43)	–	–	(1,677)
Net fee and commission income	8,582	(46)	–	–	8,536
Net trading income	3,025	322	–	–	3,347
Net investment income	817	27	–	–	844
Net premiums from insurance contracts	896	–	–	–	896
Other income	332	–	–	–	332
Total income	25,291	318	–	–	25,609
Net claims and benefits incurred on insurance contracts	(600)	–	–	–	(600)
Total income net of insurance claims	24,691	318	–	–	25,009
Credit impairment charges and other provisions	(3,596)	256	–	–	(3,340)
Net operating income	21,095	574	–	–	21,669
Staff costs	(10,447)	(1)	(22)	(997)	(11,467)
Administration and general expenses	(6,988)	–	–	997	(5,991)
Depreciation of property, plant and equipment	(669)	–	–	–	(669)
Amortisation of intangible assets	(435)	–	–	–	(435)
Provision for PPI redress	(1,600)	–	–	–	(1,600)
Provision for interest rate hedging products redress	(850)	–	–	–	(850)
Operating expenses	(20,989)	(1)	(22)	–	(21,012)
Share of post–tax results of associates and joint ventures	110	–	–	–	110
Profit on disposal of subsidiaries, associates and joint ventures	28	–	–	–	28
Gain on acquisitions	2	–	–	–	2
Profit before tax	246	573	(22)	–	797
Taxation	(482)	(134)	–	–	(616)
(Loss)/profit after tax	(236)	439	(22)	–	181

Attributable to:
Equity holders of the Parent	(1,041)	439	(22)	–	(624)
Non–controlling interests	805	–	–	–	805
(Loss)/profit after tax	(236)	439	(22)	–	181

Impact of IAS 19 revised standard on the income statement for the year ending 31 December 2013

The impact of the IAS 19 revised standard is an increase in staff costs of £22m and a decrease in tax of £1m. The movement in the staff cost relates to the replacement of expected return on assets with net interest income/expense using the scheme discount rate resulting in a further expense of £113m. This is partially offset by amortisation of unrecognised losses £91m no longer being recognised due to the removal of the corridor approach, with all actuarial losses recognised immediately on the balance sheet.

In addition, the adoption of the IAS 19 revised standard resulted in the basic earnings per share decreasing 0.1p to 3.8p from 3.9p and the diluted earnings per share decreasing 0.1p to 3.7p from 3.8p.

Movement between the published and restated statement of comprehensive income for 31 December 2011

In the statement of comprehensive income for the year ending 2012, the adoption of the IAS 19 revised standard resulted in the other comprehensive income increasing by £748m. This is mainly attributable to the movement which relates to actuarial losses on scheme assets and liabilities no longer being deferred.

Movement between the published and restated statement of comprehensive income for 31 December 2012

In the statement of comprehensive income for the year ending 2012, the adoption of the IAS 19 revised and IFRS 10 standards resulted in the other comprehensive loss increasing by £787m.

A major part of the reduction of £1,235m can be attributed to the IAS 19 revised standard which impacted the retirement benefit remeasurements. The movement is as a result of actuarial losses on scheme assets and liabilities no longer being deferred.

Note

a	The Group has also realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and increase staff costs by £997m.

340 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 46: Transition Notes – Changes in accounting policies, comparability and other adjustments continued

Consolidated statement of comprehensive income – movement between published and restated

For the year ended 31 December 2012	Published £m	IFRS 10 £m	IAS 19 revised £m	Restated £m
(Loss)/profit after tax	(236)	439	(22)	181
Other comprehensive income from continuing operations:
Currency translation reserve
– Currency translation differences	(1,578)	30	–	(1,548)
Available for sale reserve
– Net gains from changes in fair value	1,237	–	–	1,237
– Net gains transferred to net profit on disposal	(703)	–	–	(703)
– Net losses transferred to net profit due to impairment	40	–	–	40
– Net losses transferred to net profit due to fair value hedging	474	–	–	474
– Changes in insurance liabilities	(150)	–	–	(150)
– Tax	(352)	–	–	(352)
Cash flow hedging reserve
– Net gains from changes in fair value	1,499	–	–	1,499
– Net gains transferred to net profit	(695)	–	–	(695)
– Tax	(142)	–	–	(142)
Other	95	1	–	96
Total comprehensive loss that may be recycled to profit or loss	(275)	31	–	(244)
Other comprehensive loss not recycled to profit or loss:
Retirement benefit remeasurements	–	–	(1,553)	(1,553)
Deferred tax	–	–	318	318
Other comprehensive loss for the period	(275)	31	(1,235)	(1,479)
Total comprehensive loss for the year	(511)	470	(1,257)	(1,298)
Attributable to:
Equity holders of the Parent	(1,107)	470	(1,257)	(1,894)
Non-controlling interests	596	–	–	596
	(511)	470	(1,257)	(1,298)

> 341

Note 46: Transition Notes – Changes in accounting policies, comparability and other adjustments continued

Impact of IAS 19 revised standard on the statement of comprehensive income for 31 December 2013

The adoption of the IAS 19 revised standard resulted in the other comprehensive loss increasing by £3,846m. This movement is attributable to the actuarial losses on scheme assets and liabilities no longer being deferred.

Movement between the published 31 December 2011 and restated 1 January 2012 numbers on the balance sheet

The opening balance sheet as of 1 January 2012 and the comparative figures have been presented as if IAS 19R and IFRS 10 had always been applied. The effect of adoption on prior periods is shown in the table below. The adoption of IAS 19R and IFRS 10 has resulted in, total assets decreasing by £1,877m, total liabilities increasing by £305m and total equity decreasing by £2,182m as at 1 January 2012.

The movement on the retirement benefit assets principally relate to recognised losses whilst the movement on the retirement benefit liabilities relates to netting adjustments made to reclassify balances between assets and liabilities where the overall scheme is in a net deficit position. Movements on the assets, liabilities and equities balances are shown in the table below:

As at December 2011	Published £m	IFRS 10 £m	IAS 19 revised £m	Restated £m
Assets
Cash and balances at central banks	106,894	96	–	106,990
Items in the course of collection from other banks
	1,812	–	–	1,812
Trading portfolio assets	152,183	1,325	–	153,508
Financial assets designated at fair value	36,949	818	–	37,767
Derivative financial instruments	538,964	13	–	538,977
Available for sale investments	68,491	4	–	68,495
Loans and advances to banks	47,446	(24)	–	47,422
Loans and advances to customers	431,934	(2,375)	–	429,559
Reverse repurchase agreements and other similar secured lending	153,665	(635)	–	153,030
Prepayments, accrued income and other assets	4,563	2	–	4,565
Investments in associates and joint ventures	427	60	–	487
Property, plant and equipment	7,166	–	–	7,166
Goodwill and intangible assets	7,846	–	–	7,846
Current and deferred tax assets	3,384	283	318	3,985
Retirement benefit assets	1,803	–	(1,762)	41
Total assets	1,563,527	(433)	(1,444)	1,561,650
Liabilities
Deposits from banks	91,116	7	–	91,123
Items in the course of collection due to other banks	969	–	–	969
Customer accounts	366,032	(505)	–	365,527
Repurchase agreements and other similar secured borrowing	207,292	–	–	207,292
Trading portfolio liabilities	45,887	–	–	45,887
Financial liabilities designated at fair value	87,997	456	–	88,453
Derivative financial instruments	527,910	339	–	528,249
Debt securities in issue	129,736	(58)	–	129,678
Subordinated liabilities	24,870	–	–	24,870
Accruals, deferred income and other liabilities	12,580	274	–	12,854
Provisions	1,529	–	–	1,529
Current and deferred tax liabilities	2,092	(1)	(129)	1,962
Retirement benefit liabilities	321	–	(78)	243
Total liabilities	1,498,331	512	(207)	1,498,636

Total equity
Shareholders’ equity excluding non-controlling interests	55,589	(945)	(1,237)	53,407
Non-controlling interests	9,607			9,607
Total equity	65,196	(945)	(1,237)	63,014
Total liabilities and equity	1,563,527	(433)	(1,444)	1,561,650

342 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 46: Transition Notes – Changes in accounting policies, comparability and other adjustments continued

Movement between the published and restated balance sheet as at 31 December 2012

The adoption of the IAS 19 revised and IFRS 10 standards resulted in a decrease of £1,986m in the total assets, an increase of £985m in total liabilities and a reduction of the shareholders equity by £2,971m.

The movement on the retirement benefit assets principally relate to recognised losses, netting adjustments made to reclassify balances from assets to liabilities where the overall scheme is in a net deficit position and changes to asset values due to the removal of the expected return on assets. The movement on the retirement benefit liabilities relates to netting adjustments. Movements on the assets, liabilities and equities balances are shown in the table below:

Consolidated balance sheet – movement between published and restated

As at 31 December 2012	Published £m	IFRS 10 £m	IAS 19 revised £m	Restated £m
Assets
Cash and balances at central banks	86,175	16	–	86,191
Items in the course of collection from other banks	1,456	17	–	1,473
Trading portfolio assets	145,030	1,322	–	146,352
Financial assets designated at fair value	46,061	568	–	46,629
Derivative financial instruments	469,146	10	–	469,156
Available for sale investments	75,109	–	–	75,109
Loans and advances to banks	40,489	(27)	–	40,462
Loans and advances to customers	425,729	(1,823)	–	423,906
Reverse repurchase agreements and other similar secured lending	176,956	(434)	–	176,522
Prepayments, accrued income and other assets	4,360	5	–	4,365
Investments in associates and joint ventures	570	63	–	633
Property, plant and equipment	5,754	–	–	5,754
Goodwill and intangible assets	7,915	–	–	7,915
Current tax assets	252	–	–	252
Deferred tax assets	3,016	139	408	3,563
Retirement benefit assets	2,303	–	(2,250)	53
Total assets	1,490,321	(144)	(1,842)	1,488,335
Liabilities
Deposits from banks	77,010	2	–	77,012
Items in the course of collection due to other banks	1,573	14	–	1,587
Customer accounts	385,707	(296)	–	385,411
Repurchase agreements and other similar secured borrowing	217,342	(164)	–	217,178
Trading portfolio liabilities	44,794	–	–	44,794
Financial liabilities designated at fair value	78,280	281	–	78,561
Derivative financial instruments	462,468	253	–	462,721
Debt securities in issue	119,581	(56)	–	119,525
Subordinated liabilities	24,018	–	–	24,018
Accruals, deferred income and other liabilities	12,232	300	–	12,532
Provisions	2,766	–	–	2,766
Current tax liabilities	621	(1)	–	620
Deferred tax liabilities	719	–	(377)	342
Retirement benefit liabilities	253	–	1,029	1,282
Total liabilities	1,427,364	333	652	1,428,349

Total equity
Shareholders’ equity excluding non-controlling interests	53,586	(477)	(2,494)	50,615
Non-controlling interests	9,371	–	–	9,371
Total equity	62,957	(477)	(2,494)	59,986
Total liabilities and equity	1,490,321	(144)	(1,842)	1,488,335

Impact of IAS 19 revised standard on the balance sheet as at 31 December 2013

The adoption of the IAS 19 revised standard resulted in a change from a defined benefit asset of £2,066m to a defined benefit liability of £1,780m. This movement is due to actuarial losses of £3,846m being recognised on the balance sheet.

> 343

Note 46: Transition Notes – Changes in accounting policies, comparability and other adjustments continued

Movement between the published and restated cash flow statement for 31 December 2012

The adoption of IFRS 10 standard mainly impacted the net cash from operating activities which further decreased by £107m during the year ending 2012. The cash and cash equivalents at the beginning of the year increased by £96m while the cash and cash equivalents at the end of the year reduced by £11m.

However, the adoption of the IAS 19 revised had no impact on the cash movements for the years ended 2011, 2012 and 2013.

Consolidated cash flow statement – movement between published and restated

For the year ended 31 December 2012	Published £m	IFRS 10 £m	IAS 19 revised £m	Restated £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	246	573	(22)	797
Adjustment for non-cash items:
Allowance for impairment	3,596	(256)	–	3,340
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,119	–	–	1,119
Other provisions, including pensions	3,057	23	–	3,080
Net profit on disposal of investments and property, plant and equipment	(679)	–	–	(679)
Other non-cash movements	5,448	95	22	5,565
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	2,231	(399)	–	1,832
Net (increase)/decrease in reverse repurchase agreements and other similar lending	(23,291)	(201)	–	(23,492)
Net (decrease)/increase in deposits and debt securities in issue	(4,594)	206	–	(4,388)
Net increase/(decrease) in repurchase agreements and other similar borrowing	10,050	(164)	–	9,886
Net decrease/(increase) in derivative financial instruments	4,376	(83)	–	4,293
Net decrease/(increase) in trading assets	6,893	3	–	6,896
Net (decrease)/increase in trading liabilities	(973)	–	–	(973)
Net (increase)/decrease in financial investments	(18,838)	74	–	(18,764)
Net decrease in other assets	555	(20)	–	535
Net (decrease) in other liabilities	(1,396)	42	–	(1,354)
Corporate income tax paid	(1,516)	–	–	(1,516)
Net cash from operating activities	(13,716)	(107)	–	(13,823)
Purchase of available for sale investments	(80,796)	(1)	–	(80,797)
Proceeds from sale or redemption of available for sale investments	73,769	4	–	73,773
Purchase of property, plant and equipment	(604)	–	–	(604)
Other cash flows associated with investing activities	532	(1)	–	531
Net cash from investing activities	(7,099)	2	–	(7,097)
Dividends paid	(1,427)	–	–	(1,427)
Proceeds of borrowings and issuance of subordinated debt	2,258	–	–	2,258
Repayments of borrowings and redemption of subordinated debt	(2,680)	–	–	(2,680)
Net issue of shares and other equity instruments	97	–	–	97
Net (purchase)/disposal of treasury shares	(979)	–	–	(979)
Net redemption of shares issued to non-controlling interests	(111)	–	–	(111)
Net cash from financing activities	(2,842)	–	–	(2,842)
Effect of exchange rates on cash and cash equivalents	(4,109)	(2)	–	(4,111)
Net (decrease)/increase in cash and cash equivalents	(27,766)	(107)	–	(27,873)
Cash and cash equivalents at beginning of year	149,673	96	–	149,769
Cash and cash equivalents at end of year	121,907	(11)	–	121,896
Cash and cash equivalents comprise:
Cash and balances at central banks	86,175	16	–	86,191
Loans and advances to banks with original maturity less than three months	33,500	(27)	–	33,473
Available for sale treasury and other eligible bills with original maturity less than three months	2,228	–	–	2,228
Trading portfolio assets with original maturity less than three months	4	–	–	4
	121,907	(11)	–	121,896

344 >

Notes to the financial statements > For the year ended 31 December 2013 continued

Note 47: Barclays PLC (the Parent Company)

Cost of investment in subsidiary

The cost of investment in subsidiary held by Barclays PLC (the Parent Company) represents investments made into Barclays Bank PLC. The £8.6bn increase was made up of £5.8bn and £0.7bn of capital injections into Barclays Bank PLC subsequent to the Barclays PLC rights issue and warrants converted respectively. A further £2.1bn was invested in Barclays Bank PLC in exchange for Additional Tier 1 Notes issued by Barclays Bank PLC.

Derivative financial instrument and other (expense)/income

The derivative financial instrument held by the Parent Company represents Barclays PLC’s right to receive a Capital Note for no additional consideration, in the event the Barclays PLC consolidated Core Tier 1 (CT1) or Common Equity Tier 1 (CET 1) ratio, as appropriate, falls below 7%, at which point the notes are automatically assigned by the holders to Barclays PLC. The changes in the fair value of the derivative financial instrument are reported in the income statement as other (expense)/income.

Other assets

Other assets held by the Parent Company include a £739m (2012: £nil) receivable held by Barclays PLC which is payable by Barclays Bank PLC. The receivable arose as a result of shares issued by Barclays PLC to fund share awards for employee share schemes within Barclays Bank PLC.

> 345

Risk management > Contents

A comprehensive overview of Barclays approach to risk management and more specific information on policies that the Group determines to be of particular significance in the current operating environment.

346 >

Risk management > Barclays risk management strategy

The following pages provide a comprehensive overview of Barclays approach to risk management and more specific information on policies that the Group determines to be of particular significance in the current operating environment.

This section outlines the Group’s strategy for managing risk and how risk culture has been developed to ensure that there is a set of objectives and practices which are shared across the Group. It provides details of the Group’s governance, how responsibilities are assigned and the committee structure. The last section provides an insight into how risk management is part of the strategy setting process, including the planning process, the setting of risk appetite and stress testing across the Group.

These disclosures are unaudited unless otherwise stated

Barclays Risk Management Strategy (audited)

Barclays has clear risk management objectives and a well established strategy to deliver them, through core risk management processes.

At a strategic level, the risk management objectives are to:

¡	Identify the Group’s significant risks;

¡	Formulate the Group’s risk appetite and ensure that the business profile and plans are consistent with it;

¡	Optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures;

¡	Ensure that business growth plans are properly supported by effective risk infrastructure;

¡	Manage the risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions; and

¡	Help executives improve the control and coordination of risk taking across the business.

In February 2013, Barclays announced the outcome of its strategic review and set out its commitments for 2015 which are critical to making Barclays the ‘Go-To’ bank for all its stakeholders.

As part of this commitment the Barclays ‘Go-To’ Enterprise Risk Management Framework (ERMF) sets out the activities, tools, techniques and organisational arrangements so that material risks facing the Bank can be better identified and understood, and that appropriate responses are in place to protect Barclays and prevent detriment to its customers, colleagues or community. This will help the Bank meet its goals, and enhance its ability to respond to new opportunities.

The aim of the ‘Go-To’ risk management process is to provide a structured, practical and easily understood set of three steps – Evaluate, Respond and Monitor (the E-R-M process) – that enables management to identify and assess those risks, determine the appropriate risk response, and then monitor the effectiveness of the risk response and changes to the risk profile.

1.  Evaluate: Risk evaluation must be carried out by those individuals, teams and departments that are best placed to identify and assess the potential risks, and include those responsible for delivering the objectives under review.

2.  Respond: The appropriate risk response effectively and efficiently ensures that risks are kept within appetite, which is the level of risk that Barclays is prepared to accept whilst pursuing its business strategy. There are three types of response: accept the risk but take the necessary mitigating actions such as using risk controls; stop the existing activity/do not start the proposed activity, or continue the activity but lay off risks to another party e.g. insurance.

3.  Monitor: Once risks have been identified and measured, and controls put in place, progress towards objectives must be tracked. Monitoring must be ongoing and can prompt re-evaluation of the risks and/or changes in responses. Monitoring must be carried out proactively and is wider than just ‘reporting’ and includes ensuring risks are being maintained within risk appetite and checking that controls are functioning as intended and remain fit for purpose.

The process is orientated around material risks impacting delivery of objectives, and is used to promote an efficient and effective approach to risk management. This three step risk management process:

¡	Can be applied to every objective at every level in the bank, both top-down or bottom-up;

¡	Is embedded into the business decision making process;

¡	Guides our response to changes in the external or internal environment in which existing activities are conducted; and

¡	Involves all staff and all three lines of defence (see page 349)

Barclays’ risk culture – enabling the ‘Go-To’ bank

In every area of Barclays’ activities, outcomes of decisions or actions may be uncertain and could potentially impact whether, or how well, the Group delivers against its objectives. Risk management, therefore, plays a significant role in the Group achieving its goals and in turning Barclays into ‘Go-To’ bank.

Barclays risk culture is the set of objectives and practices, shared across the organisation, that drive and govern risk management.

> 347

The Salz Reviewa issued recommendations to improve the culture of Barclays. Specifically, to develop a consistently strong risk culture, the report recommended:

¡	Embedding a strong, consistent risk control framework in all the businesses, that articulates responsibilities across the three lines of defence, and that reinforces the role of the front line;

¡	Clear risk appetite statements for all types of risk, embed adherence in all business units, and reinforce with strong management actions in cases of breaches; and

¡	Embedding risk and compliance criteria in performance evaluations, and in remuneration and promotion decisions.

During 2013 work streams have been initiated which implement the recommendations and help position the risk function to effectively and efficiently support Barclays’ strategy.

The ‘Transform Risk’ initiative

During 2013 a new global management structure for risk was unveiled to improve delivery against the Transform commitments, to meet the demands of the regulators, the Board, and the wider business and also to create an appropriate environment for risk colleagues to work, advance their careers and contribute to the success of the Bank.

‘Transform Risk’ is being led by the Risk Executive Committee, coordinated by the global Risk COO, and supported by a team of people from across the risk function. It represents a significant shift in the operating model, process and systems, and will support the drive for both greater effectiveness and efficiency.

The Transform programme has provided the opportunity to extend best practices to more functions and business units, and in other cases identify needed updates or improvements. This work has been captured in the new Enterprise Risk Management Framework (ERMF) that has been deployed across the organisation and provides a common set of principles and standards that will form the fundamental elements of the risk culture.

The components of the ERMF set out a philosophy and approach that is applicable to the whole bank, to all colleagues and to all types of risk, hence establishing, maintaining and improving the risk culture of Barclays.

See Risk Governance and Assigning Responsibilities on page 348 for more information.

Risk appetite and the ‘Tone from the top’

Communicating and enforcing risk appetite in all businesses creates a common understanding and fosters debate around what types of risks are acceptable, and what levels are appropriate at business and Group level.

To develop a consistently strong risk culture across the Group, Barclays has communicated clear statements as to the Group risk appetite for all risk types and further embedded adherence to Group-wide appetite into all businesses. In particular, risk appetite:

¡	Articulates the types and level of risk we are willing to take and why, to enable specific risk taking activities. It also specifies those risks we seek to avoid and why, to constrain specific risk taking activities;

¡	It will be embedded within key decision making processes including business planning, mergers and acquisitions, new product approvals and business change initiatives;

¡	It provides for performance management and disciplinary consequences in cases of breach; and

¡	Ultimately owned by the Group CEO, who is responsible for leading, managing and organising executive management to achieve execution of the Barclays strategy and business plans in line with risk appetite.

See Risk appetite on page 355 for more information.

Supporting colleagues to manage risk – in the right way

By supporting colleagues to manage Risk in the right way, the Group seeks to ensure that all risk managers share the Barclays values and a common understanding of the role that risk management plays in promoting them:

¡	Risk Management capability and ability to act in a risk aware manner forms part of the assessment process for all new and promotion candidates globally;

¡	Management of risk and control is assessed as part of the annual performance appraisal process for all colleagues globally. Positive risk management behaviours will be rewarded;

¡	The Being Barclays Global Induction programme supports new colleagues in understanding the importance of risk to how Barclays does business and the link to the Barclays values; and

¡	Leadership Master Classes cover the building, sustaining and supporting a trustworthy organisation and are offered to colleagues globally.

Risk Governance and Assigning Responsibilities (audited)

Responsibility for risk management resides at all levels of the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. Barclays distributes these responsibilities so that risk/return decisions are: taken at the most appropriate level; as close as possible to the business: and, subject to robust and effective review and challenge. The responsibilities for effective review and challenges reside with senior managers, risk oversight committees, the independent Group Risk function, the Board Financial Risk Committee (BFRC), Board Conduct, Reputation and Operational Risk Committee (BCROR), Board Enterprise Wide Risk Committee (BEWRC) and, ultimately, the Board.

As part of the Transform programme, the Group has introduced the Enterprise Risk Management Framework (ERMF) which sets out standard group-wide governance arrangements. It also sets out the roles and responsibilities of all employees with respect to risk management, including the Chief Risk Officer and the Chief Executive Officer. The ERMF is a key deliverable of the programme and sets out a comprehensive and effective approach for the management of all risks at Barclays and supports the step change in risk management and control including:

¡	Sustainable and consistent implementation of the three lines of defence (see three lines of defence below);

¡	Further improvements to the management of risks including increased focus on Conduct and Reputational risks;

¡	Consistent application of Barclays risk appetite across all Principal Risks; and,

¡	Streamlining and simplification of the policy hierarchy.

The ERMF is intended to be widely read and to set out a philosophy and approach that is applicable to the whole bank, all colleagues and to all types of risk. It also sets out specific requirements for key individuals, including the Chief Risk Officer and Group Chief Executive, to undertake and the overall governance framework that will oversee its effective operation.

The ERMF sets out the activities, tools, techniques and organisational arrangements to ensure that all material risks are identified and understood, and that appropriate responses are in place to protect the Group and prevent detriment to its customers, colleagues or community, enabling the Bank to meets its goals, and enhance our ability to respond to new opportunities.

Note

a An	independent review by Anthony Salz, commissioned by the Board

348 >

Risk management > Barclays risk management strategy continued

The ERMF includes those risks incurred by Barclays that are foreseeable, continuous, and material enough to merit establishing specific bank-wide control frameworks. These are known as Key Risks and are grouped into six Principal Risks. Conduct and Reputation risks were reclassified as Principal Risks in 2013. See Principal Risks on page 353 for more information.

A clear and consistent control framework entails specific responsibilities. As a result, not only has the definition of the three lines of defence been clarified (see three lines of defence below) but its scope has been extended to all businesses and functions. This creates the proper context for setting standards and establishing the right practices throughout the bank. See Barclays’ risk culture – enabling the ‘Go-To’ bank on pages 347 and 348 for more information.

Three lines of defence

The three lines of defence operating model enables Barclays to separate risk management activities between those parties that:

1.	Own and take risk, and implement controls (first line);

2.	Oversee and challenge the first line, provide second line risk manactivity and support controls (second line); and

3.	Provide assurance that the E-R-M process is fit for purpose, and that it is being carried out as intended (third line).

The Enterprise Risk Management process is the ‘defence’ and organising businesses and functions into three ‘lines’ enhances the E-R-M process by formalising independence and challenge, whilst still promoting collaboration and the flow of information between all areas:

First Line: Own and take risk, and implement controls

First line activities are characterised by:

¡	Ownership of and direct responsibility for Barclays’ returns or elements of Barclays’ P&L; or

¡	Ownership of major operations, systems and processes fundamental to the operation of the bank; or

¡	Direct linkage of objective setting, performance assessment and reward to P&L performance.

With respect to risk management the first line responsibilities include:

¡	Taking primary accountability for risk identification, ownership, management and control (including performance of portfolios, trading positions, operational risks, etc.) within approved mandate, as documented under the Key Risk Control Frameworks, including embedding a supportive risk culture;

¡	Collaborating with second line on implementing and improving risk management processes and controls;

¡	Monitoring the effectiveness of risk controls and the risk profile compared to the approved risk appetite; and

¡	Maintaining an effective control environment across all risks, processes and operations arising from the business, including implementing standards to meet Group policies.

Second Line: Oversee and challenge the first line, provide second line risk management activity and support controls

Second line activities are characterised by:

¡	Oversight, monitoring and challenge of the first line of defence activities;

¡	Design, ownership or operation of Key Risk Control Frameworks impacting the activities of the first line of defence;
¡	Operation of certain second line risk management activities; and

¡	No direct linkage of objective setting, performance assessment and reward to revenue (measures related to mitigation of losses and balancing risk and reward are permissible).

With respect to risk management the second line of defence responsibilities include:

¡	Defining the Enterprise Risk Management Framework;

¡	Establishing the control environments for the Key Risks, including Key Risk Control Frameworks, policies, and standards;

¡	Defining delegated discretions and set limits within the control frameworks to empower risk taking by the first line;

¡	Assisting in the direction of the portfolio to achieve performance against risk appetite;

¡	May define and operate approval processes for certain decisions within the second line to protect the Bank from material risks;

¡	Communicating, educating and advising the first line on their understanding of the risk framework and its requirements;

¡	Collaborating with the first line to support business growth and drive an appropriate balance between risk and reward without diminishing the independence from the first line; and

¡	Reporting on the effectiveness of the risk and control environment to executive management and Board committees.

Third line: Provide assurance that the E-R-M process is fit for purpose, and that it is being carried out as intended

Third line activities are characterised by:

¡	Providing independent and timely assurance to the Board and Executive Management over the effectiveness of governance, risk management and control.

With respect to risk management the third line of defence responsibilities include:

¡	Assessing the effectiveness of risk management and risk mitigation in the context of the current and expected business environment; and

¡	Acting independently and objectively, without taking responsibility for the operations of the bank or the definition of the Enterprise Risk Management Framework and Group policies.

Governance (audited)

Governance Structure

Risk exists when the outcome of taking a particular decision or course of action is uncertain and could potentially impact whether, or how well, we deliver on our objectives.

Barclays faces risks throughout its business, every day, in everything it does. Some risks we choose to take after appropriate consideration – like lending money to a customer. Other risks may arise from unintended consequences of internal actions, for example an IT system failure or poor sales practices. Finally, some risks are the result of events outside the Bank but which impact our business – such as major exposure through trading or lending to a market counterparty which later fails.

All employees must play their part in the Bank’s risk management, regardless of position, function or location, and are required to be familiar with risk management policies that are relevant to their activities, know how to escalate actual or potential risk issues, and have a role appropriate level of awareness of the Enterprise Risk Management Framework, risk management process and governance arrangements.

> 349

Board Oversight

350 >

Risk management > Barclays risk management strategy continued

There are four key Board level committees which review and monitor risk across the Group. These are: the Board, the Board Enterprise Wide Risk Committee, the Board Financial Risk Committee and the Board Conduct, Reputation and Operational Risk Committee.

The Board

The Board (Board of Directors of Barclays PLC) is responsible for approving risk appetite (see the Barclays risk management strategy section on page 347), which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set via the Group’s ERMF.

The Board Enterprise Wide Risk Committee (BEWRC)

The BEWRC was introduced in 2013 and is a committee of the Board, from which it derives its authority and to which it regularly reports. The principal purpose of the Committee is to review, on behalf of the Board, management’s recommendations on risk, in particular:

¡	Consider and recommend to the Board the Group’s overall risk appetite;

¡	Review, on behalf of the Board, the Group’s overall Risk Profile; and

¡	Satisfy itself on the design and completeness of the Group’s internal control and assurance framework relative to the risk profile, including the Principal Risk categories.

BEWRC membership comprises the Group Chairman and Chairmen of the Board Audit Committee, Board Conduct, Reputation and Operational Risk Committee, Board Financial Risk Committee and Board Remuneration Committee. The Group CEO, Group CRO, Group Finance Director, Head of Compliance, General Counsel and Chief Internal Auditor are mandatory attendees.

The Board Financial Risk Committee (BFRC)

BFRC monitors the Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BFRC is comfortable with them. After each meeting, the Chair of the BFRC prepares a report for the next meeting of the Board. Barclays first established a separate BFRC in 1999 and all members are non-executive directors. The Finance Director and the Chief Risk Officer attend each meeting as a matter of course.

The BFRC receives regular and comprehensive reports on risk methodologies and the Group’s risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the Chief Risk Officer or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities (see the BFRC Chairman’s report on page 47).

The Board Conduct, Reputation and Operational Risk Committee (BCROR)

The BCROR was created in 2013 in order to strengthen the Board level governance over conduct risk and reputation matters. It reviews the effectiveness of the processes by which Barclays identifies and manages conduct and reputational risk and considers whether business decisions will compromise Barclays ethical policies or core business beliefs and values. It also considers the Group’s risk appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

In addition, the Board Audit and Board Remuneration Committees receive regular reports on risk to assist them in the undertaking of their duties. See the BCROR Chairman’s Report on page 50 for additional details of its membership and activities of the BCROR.

The Board Audit Committee (BAC)

The BAC receives quarterly reports on control issues of significance and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chair of the BAC also sits on the BFRC. See the BAC Chairman’s Report on page 39 for additional details on the membership and activities of the BAC.

The Board Remuneration Committee (BRC)

The BRC receives a detailed report on risk management performance from the BFRC which is considered in the setting of performance objectives in the context of incentive packages. See the Remuneration Report on page 89 for additional details on membership and activities of the Board Remuneration Committee.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given in the Board of Directors section on pages 59 to 61. The terms of reference for each of the principal Board Committees are available from the Corporate Governance section at: http://group.barclays.com/About-us/ Management-structure/Corporate-governance.

> 351

Reporting and Control

The launch of the Transform programme and subsequent introduction of the ERMF has introduced a more integrated ‘One Risk’ approach to how the Group manages risk, including governance, risk appetite, processes, and the effectiveness of its controls, together with leveraging colleague development opportunities.

During its day-to-day operations the Group faces a number of risks, which may be: i) assessed and considered appropriate (e.g. granting a loan to a customer); ii) as a result of unintended consequences of internal actions (e.g. IT system failure); or (iii) as a result of events outside the Group’s control but which impacts our business (e.g. financial disruption in a region in which the Group operates).

The Group’s approach to risk taking is structured, systematic and comprehensive, built into the decision making as objectives and aligned to the Evaluate, Respond and Monitor (E-R-M) process as defined in the section ‘Barclays Risk Management Strategy’.

The Enterprise Wide Risk Management Committee (EWRMC) was created in 2013 and was established by, and derives its authority from, the Group Chief Risk Officer (CRO). It supports the CRO in the provision of oversight and challenge of the systems and controls in respect of risk management, particularly:

¡	Review, challenge and recommend risk appetite;

¡	Monitor risk profile against risk appetite; and

¡	Review the design and completeness of the ERMF and Principal Risk categories.

EWRMC membership includes the Group CRO, Group Chief Executive Officer (CEO), Group Finance Director, Group General Counsel, and Head of Compliance.

352 >

Risk management > Barclays risk management strategy continued

The CRO is a member of the Executive Committee and has overall day-to-day accountability for risk management under delegated authority from the CEO. While the CEO is accountable for proposing a risk appetite that underpins the strategic plan to the Board for approval, the CRO is responsible for providing oversight, advice and challenge to the CEO, and providing a recommendation to the Board. Risk appetite therefore sets the ‘tone from the top’ and provides a basis for ongoing dialogue between management and Board level around Barclays’ current and evolving risk profile.

The CRO manages the independent Group Risk function and chairs the Financial Risk Committee (FRC) and the Operational Risk and Control Committee (ORCC), which monitor the Group’s financial and non-financial risk profile relative to established risk appetite. Reporting to the CRO, and working in the Group Risk function, are risk type heads for retail credit risk, wholesale credit risk, market risk, operational risk and fraud risk. The risk type heads are responsible for establishing a Group-wide framework for oversight of the relevant risks and controls. The risk type teams liaise with each business as part of the monitoring and management processes.

In addition, each business has an embedded risk management function, headed by a Business Chief Risk Officer (BCRO). BCROs and their teams are responsible for assisting business heads in the identification and management of their business risk profiles and for implementing appropriate controls. These teams also assist Group Risk in the formulation of Group policies and their implementation across the businesses. The business risk directors report jointly to their respective business heads and to the CRO.

The risk type heads within the Group Risk function and the BCROs within the businesses report to the Chief Risk Officer and are members of the FRC or ORCC as appropriate.

During 2013 a Risk Executive Committee was created, which is responsible for the effectiveness and efficiency of risk management and embedding a strong risk culture, approval of the Group’s risk governance framework, and agreement and endorsement of the overall infrastructure strategy for the risk function. It is also the senior decision making forum for the risk function excluding matters relating to the risk profile. It is chaired by the CRO with a membership comprising senior risk management from the risk centre and the businesses.

The CEO must consult the Chairman of the BFRC in respect of the Chief Risk Officer’s performance appraisal and compensation as well as all appointments to or departures from the role.

The Group Treasurer heads the Group Treasury function and chairs the Treasury Committee which:

¡	Manages the Group’s liquidity, maturity transformation and structural interest rate exposure through the setting of policies and controls;

¡	Monitors the Group’s liquidity and interest rate maturity mismatch;

¡	Monitors usage of regulatory and economic capital; and

¡	Has oversight of the management of the Group’s capital plan.

The Head of Compliance chairs the Conduct and Reputation Committee which assesses quality of the application of the Reputation and Conduct Risk Control Frameworks. It also recommends risk appetite, sets policies to ensure consistent adherence to that appetite, and reviews known and emerging reputational and conduct related risks to consider if action is required.

Principal Risks (audited)

Risk management responsibilities are laid out in the ERMF, which covers the categories of risk in which Barclays has its most significant actual or potential risk exposures.

The ERMF:

¡	Creates clear ownership and accountability;

¡	Ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite (for financial risks) and risk tolerances (for non-financial risks); and

¡	Ensures regular reporting of both risk exposures and the operating effectiveness of controls.

A Principal Risk comprises individual Key Risk Types to allow for more granular analysis of the risk associated within it. The six Principal Risks are: i) Credit; ii) Market; iii) Funding; iv) Operational; v) Conduct; and vi) Reputation.

Each Key Risk is owned by a senior individual known as the Group Key Risk Officer who is responsible for developing a risk appetite statement and overseeing and managing the risk in line with the EMRF. This includes the documentation, communication and maintenance of a risk control framework which makes clear, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk. These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Six-monthly reviews support the regulatory requirement for Barclays to make an annual statement about its system of internal controls.

Group Key Risk Officers report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the:

BFRC:

¡	Financial Risk Committee has oversight of Credit and Market Risks; and

¡	Treasury Committee has oversight of Funding Risk.

and, BCRORC:

¡	Operational Risk and Control Committee has oversight of all Operational Risk types, with the exception of Tax Risk, which is primarily overseen by the Tax Risk Committee; and

¡	Conduct and Reputation Risk Committee has oversight of the Conduct and Reputation Risks.

Each Group Key Risk Officer also undertakes an annual programme of risk based conformance reviews.

> 353

Conformance and assurance

Conformance and assurance is undertaken to assess the control environment:

Conformance: Activities undertaken to check the degree to which defined processes are being followed.

¡	Conformance testing – is a planned, systematic and documented programme of checking, that has the objective of providing evidence that controls have been operated in accordance with documented process. Testing results provide management with a view of the effectiveness of the control environment supporting their operations.

¡	Conformance review – is a planned, risk based programme of activity to assess the quality of conformance testing. Conformance review is undertaken by individuals who are independent of the management team running the operations. Review results enable management to assess how much assurance they can place on the results of conformance testing. Conformance testing and conformance review may also identify opportunities for improvement to policies and standards.

Assurance: Undertaken to independently assess the overall enterprise risk management framework, which includes testing specific elements of the control environment documented in standards and checking that conformance activities are reliable, to provide the Board confidence in the risk and control framework.

Internal Audit is responsible for the independent review of risk management and the control environment. Its objective is to provide reliable, valued and timely assurance to the Board and Executive Management over the effectiveness of controls, mitigating current and evolving high risks and in so doing enhancing the controls culture within the Group. The BAC reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit. An assessment by external advisers is also carried out periodically.

The Executive Models Committee (EMC) is chaired by the Chief Risk Officer. The EMC, reports into the Enterprise Wide Risk Management Committee and fulfils the specific requirement of approving the Group’s most material (A*) models, as required by the PRA. The EMC receives submissions from the businesses responsible for the A* models and reviews and approves A* models and Post Model Adjustments (PMAs) related to those models.

The Disclosure Committee reviews and evaluates the Group’s disclosure controls and procedures and has responsibility for considering the materiality of information and determining disclosure obligations on a timely basis. It is chaired by the Group Finance Director. It reports into the Group Executive Committee and the BAC.

Risk management in the setting of strategy

The planning cycle is centred on the medium term planning (MTP) process, performed once a year. This embeds the Group’s objectives into detailed business plans which take account the likely business and macroeconomic environment. The risk functions at Group and business levels are heavily involved in this process.

The planning cycle

In addition to supporting transaction decisions, the measurement and control of credit, market, operational and other risks have considerable influence on Barclays’ strategy. The Board is solely responsible for approving the MTP, the associated risk appetite statement, and the capital plans. As such, the business plans of Barclays must incur a level of risk that falls within the Board’s tolerance, or be modified accordingly. The BFRC has been in place since 1999 and is devoted to review the firm’s risk and make appropriate recommendations to the Board. For details of the activities of the Board and the BFRC in 2013 see the Governance Structure section on page 349 and 350 and the BFRC Chairman’s report on page 47.

The risk appetite and the Group-wide stress testing processes, described below, are closely linked to the MTP process and also support strategic planning and capital adequacy. The risk appetite process ensures that senior management and the Board understand the MTP’s sensitivities to key risk types, and includes a set of M&S limits to ensure the Group stays within appetite. Stress testing informs management on the impact to the business of detailed scenarios. Integral to the Group-wide stress testing process is to explicity identify a set of actions that management would take to mitigate the impact of a stress.

One of the main objectives of managing risk is to ensure that Barclays achieves an adequate balance between capital requirements and resources. The capital planning cycle is fully integrated within strategic planning.

354 >

Risk management > Barclays risk management strategy continued

Medium-Term Planning (MTP) process

The MTP process, performed annually, requires each business to present its plans for business performance over the coming five years (with a key focus on the first three years of the plan). The MTP details the businesses strategy, the portfolio composition and the expected risk trends. Achieving the planned performance in each business is dependent upon the ability of the business to manage its risks. It is an iterative process featuring weekly reviews at the most senior levels as the plan is updated until final agreement. The output includes a detailed statement of the Group’s strategy over the medium-term, as well as detailed financial projections.

Risk managers support the MTP by providing robust review and challenge of the business plans to ensure that the financial projections are internally consistent; value creating; achievable given risk management capabilities (e.g. supported by appropriate risk infrastructure) and that they present a suitable balance between risk and reward. This culminates in the risk review meetings in which the CRO and senior management in each of our businesses discuss the findings from the risk reviews, and changes to the business plans are mandated as necessary.

The business plans are prepared with reference to a consistent set of economic assumptions which are agreed by senior management and reviewed within Group Risk to ensure that they appropriately reflect emerging risk trends. They are used as baseline scenarios in the stress testing and risk appetite processes.

The output from the business plan forms the basis of all strategic processes. In particular, the plans comprise projections of capital resources and requirements given profit generation, dividend policy and capital issuance. Risk variables are also considered, most importantly in the forecasting of the Group’s impairment charge, on the assessment of the business capital requirements going forward and in sensitivity analyses of the plans (which include risk appetite and stress testing).

Risk appetite

Risk appetite is defined as the level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

Risk appetite sets the ‘tone from the top’ and provides a basis for ongoing dialogue between management and Board with respect to Barclays’ current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis.

At Barclays, the risk appetite framework is intended to achieve the following objectives:

¡	Articulate the risks the Group is willing to take and why, to enable specific risk taking activities; and articulate those risks to avoid and why, to constrain specific risk taking activities;

¡	Consider all Principal and Key Risks both individually and, where appropriate, in aggregate;

¡	Consistently communicate the acceptable level of risk for different risk types; this may be expressed in financial or non-financial terms, but must enable measurement and effective monitoring;

¡	Describe agreed parameters for Barclays’ performance under varying levels of financial stress with respect to:

☐ Profitability, loss and return metrics

☐ The ability to continue to pay a dividend; and

¡	Be embedded in key decision-making processes including mergers and acquisitions, new product approvals and business change initiatives.

Unapproved breaches of risk appetite and/or limits will result in performance management and disciplinary consequences.

Setting risk appetite

In this regard, the Group CEO is responsible for:

¡	Leading the development of the Barclays strategy and business plans that align to our Goal, Purpose and Values and includes a risk appetite and risk profile proposal for Board approval;

¡	Leading, managing and organising executive management to achieve execution of the Barclays strategy and business plans in line with the Board approved Purpose, Values, Code of Conduct (‘the Barclays Way’) and risk appetite. This includes assessing risk holistically, ensuring the soundness of the financial position of Barclays, and that due consideration is given to the impact of Barclays on society, customers and clients, colleagues and the wider financial system;

¡	Barclays’ performance including financial and operational activities, risk profile (current and outlook) compared to approved risk appetite, and compliance with all laws, regulations and the Barclays Operating Framework; and

¡	Providing accurate, transparent and timely reporting to the Board on Barclays’ performance against plan, and include the risk profile (current and outlook) compared to risk appetite under normal and stressed scenarios.

The Group CRO is responsible for:

¡	Providing oversight, advice and challenge to the CEO with respect to the strategic plan;

¡	Management of the risk appetite setting processes;

¡	Recommending risk appetite to the Board;

¡	Ensuring the Board receive regular management information that compares the risk appetite set for Barclays and the businesses by risk type and in aggregate where appropriate; and

¡	Developing, operating and maintaining a comprehensive risk management framework for Barclays that ensures the business performs in line with the approved risk appetite.

The Board review and approve risk appetite in aggregate and for all individual Principal Risks.

The Risk function is responsible for implementation, operation and monitoring of the bank’s approach to risk appetite.

Risk appetite is formally reviewed on an annual basis in conjunction with the Medium-Term Planning (MTP) process.

> 355

Group-wide stress tests are an integral part of the annual MTP process and ensure that the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress. A key objective of the Group-wide stress test process is to identify and document management actions that would be taken to mitigate the impact of stress. The bottom-up process ensures all levels of management are informed of the impact of the stress scenarios and are aware of appropriate management actions to be taken when a stress event occurs. The approach also includes reverse stress testing techniques which aim to identify the circumstances under which our business model would become no longer viable, leading to a significant change in business strategy. See Stress testing below for more information.

Risk appetite is approved and disseminated across Key Risks and businesses, including the use of ‘M&S’ limits to enable and control specific activities that have material concentration risk implications for the Group. These limits also help avoid large one-off losses that are specific to Barclays and outside stakeholder expectations.

Barclays has run a risk appetite process since 2004 and this process comprises ‘Financial Volatility’, which is the level of potential deviation from expected financial performance Barclays is prepared to sustain, and ‘Mandate and Scale’, which ensures the Group stays within appetite. The strategy and business activities are reflected in key performance metrics, which are dependent in large part on risk performance.

Simulate risk

Financial volatility

Financial volatility is defined as the level of potential deviation from expected financial performance that Barclays is prepared to sustain at relevant points on the risk profile. When setting appetite, management and the Board articulate the Group’s strategy and summarise objectives in terms of key financial metrics. The Group’s risk profile is assessed via a ‘bottom-up’ analysis of the Group’s business plans to establish the volatility of the key metrics. If the projections entail too high a level of risk (i.e. breach the top-down financial objectives at the through-the-cycle, moderate or severe level), management will challenge each area to re-balance the risk profile to bring the bottom-up risk appetite back within top-down appetite. Performance against risk appetite usage is measured and reported to the Executive Committee and the Board regularly throughout the year. Our top-down appetite is quantified through an array of financial performance and capital metrics which are reviewed by the Board on an annual basis. For 2013, the strategic metrics in the table below were set at three levels: ’through-the-cycle’, and stressed ‘one in seven’ and ‘one in twenty-five’, which are defined as:

¡	Through-the-cycle: the average losses based on measurements over many years;

¡	1 in 7 (moderate) loss: the worst level of losses out of a random sample of 7 years; and

¡	1 in 25 (severe) loss: the worst level of losses out of a random sample of 25 years.

These scenarios are defined through a level of probability of occurrence rather than through a specific set of economic variables like in stress tests.

Risk appetite concepts (diagram not to scale)

The potentially larger but increasingly less likely levels of loss are illustrated in the risk appetite concepts chart above. Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk taking throughout the enterprise. Specifically, this framework enables it to:

¡	Improve management confidence and debate regarding the Group’s risk profile;

¡	Re-balance the risk profile of the MTP where breaches are indicated, thereby achieving a superior risk-return profile;

¡	Identify unused risk capacity, and thus highlight the need to identify further profitable opportunities; and

¡	Improve executive management control and co-ordination of risk taking across businesses.

356 >

Risk management > Barclays risk management strategy continued

Measure relevant to strategy and risk	Link between strategy and risk profile
Profit before tax,	Fundamental economic and business indicators, which best describes shareholder focus in terms of profitability and ability to use capital resources efficiently.
Return on equity,
Return on RWAs
Loan loss rate (LLR)	Describes the credit risk profile and whether impairment is within appetite.
Core Tier 1 and leverage ratios	Monitors our capital adequacy in relation to capital plan.
Dividends	Measures the risks of being able to continue paying appropriate dividends.

In summary, the stress levels represent the risk tolerance of Barclays in terms of its key objectives. These objectives act as constraints on risk performance and imply maximum levels of acceptable losses that are tracked quarterly and reported to the Board. Any breaches must be approved and remedial actions mandated.

Mandate and Scale

The second element to the setting of risk appetite in Barclays is an extensive system of Mandate and Scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within Barclays mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities). Barclays achieves this by using limits and triggers to avoid concentrations which would be out of line with expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group. These limits are set by the independent risk function, formally monitored each month and subject to Board-level oversight.

For example, in our commercial property finance and construction portfolios, a comprehensive series of limits are in place to control exposure within each business and geographic sector. To ensure that limits are aligned to the underlying risk characteristics, the Mandate and Scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development.

Barclays uses the Mandate and Scale framework to:

¡	Limit concentration risk;

¡	Keep business activities within Group and individual business mandate;

¡	Ensure activities remain of an appropriate scale relative to the underlying risk and reward; and

¡	Ensure risk taking is supported by appropriate expertise and capabilities.

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

Each year, the MTP process ensures that appetite takes account of the strategy (detailed in the Barclays risk management strategy section on page 355).

The Group risk profile developing in the plan is assessed in the financial volatility scenarios via a bottom-up process; this is then compared with the top-down view articulated via the key financial metrics described above. Any gap between the two views is challenged by management in order to re-balance the risk profile and bring the bottom-up risk appetite back within top-down appetite.

For further information on Risk factors and the Operating and business environment, refer to the Risk factors section (see pages 108 to 116).

Stress testing

Group-wide stress tests are an integral part of the annual MTP process and annual review of risk appetite to ensure that the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress. The following diagram outlines the key steps in the Group-wide stress testing process, which are described below. Barclays also maintains Recovery Plans which consider actions to facilitate recovery from severe stress or an orderly resolution. These actions are additional to those included in the Group-wide stress testing process described in this section.

> 357

¡	Scenario design and setting: BFRC agrees the range of scenarios to be tested and the independent Group Risk function leads the process. Macroeconomic stress test scenarios are designed to be both severe and plausible, and relevant to our business. The following diagram summarises the process for designing and agreeing the scenarios to be run. The process includes Group Risk consultation with economists in the businesses. This ensures relevance of scenarios to our businesses and a consistent interpretation of the scenarios across the Group.

Scenario design and setting

At the Group level, stress test scenarios capture a wide range of macroeconomic variables that are required to assess the impact of the stress scenario for each portfolio, and reflect the wide range of models used across the Group to assess the impact of the stress. This includes for example, GDP, unemployment, asset prices, foreign exchange rates and interest rates. Economic parameters are set using expert judgement and are calibrated using historical and quantitative analysis to ensure internal coherence and appropriate severity. In addition, our scenarios are tested against the PRA’s stress test scenarios.

Examples of types of scenarios/themes run as Group-wide stress tests include:

¡	A global recession scenario capturing the wide range of businesses across Barclays;

¡	US-centred macroeconomic scenario; and

¡	A peripheral Eurozone stress as part of the reverse stress testing framework (see page 360).
¡	Businesses prepare MTP/business plans: each business prepares detailed business plans which are used as the baseline for running their stress test analysis. The MTP business plans are prepared at performance cell level across a detailed set of performance metrics covering income, impairment, balance sheet and RWA information (which is also reflected in the stress testing results) – see page 355 for further details on the MTP process. The stress testing results are used to inform MTP business plans, so there may be a number of iterations before the MTP business plans are finalised.

¡	Businesses run stress testing models: the stress testing process is detailed and comprehensive using bottom-up analysis performed by each of Barclays’ businesses, covering detailed performance metrics as outlined above and results are produced for each performance cell. It includes all aspects of the Group’s balance sheet across all risk types and is forward looking over a five year period. Our stress testing approach combines running statistical models with expert judgement to ensure the results accurately reflect the impact of the stress test economic scenario.

An overview of our stress testing approach by Principal Risk is provided in the table below:

358 >

Risk management > Barclays risk management strategy continued

Principal Risk	Stress testing approach

Credit risk

¡Credit risk impairments: For retail portfolios businesses use regression models to establish a relationship between arrears movements and key macroeconomic parameters, such as interest rates and unemployment, incorporating roll-rate analysis to estimate stressed levels of arrears by portfolio. In addition, combination of house price reductions and increased customer drawdowns for revolving facilities leads to higher loss given default (LGD) which also contributes to increased impairment levels. For wholesale portfolios the stress shocks on credit risk drivers (PDs, LGDs and EADs) are primarily calibrated using historical and expected relationships with key macroeconomic paremeters such as GDP, inflation and interest rates.

¡The scenarios include market risk shocks that are applied to determine the market value under stress of contracts that give rise to counterparty credit risk. Counterparty losses, including from changes to the credit valuation adjusment and from defaults, are modelled based on the impact of these shocks as well as using stressed credit risk drivers (PDs and LGDs). The same approach is used to stress the market value of assets held as available for sale or at fair value in the banking book.

¡Credit risk weighted assets: The impact of the scenarios is calculated via a combination of business volumes and similar factors to impairment drivers above, as well as the regulatory calculation and the level of pro-cyclicality of underlying regulatory credit risk models.

Market risk

¡Trading book losses: All market risk factors on the balance sheet are stressed using specific market risk shocks (and are used for the counterparty credit risk analysis, above). The severity of the shocks applied are dependent on the liquidity of the market under stress, e.g. illiquid or sticky positions are assumed to have a longer holding period than positions in liquid markets.

¡Pension fund: The funding position of pension funds are stressed, taking into account key economic drivers impacting future obligations (e.g. long term inflation and interest rates) and the impact of the scenarios on the value of fund assets.

Funding risk

¡The risk of a mismatch between assets and liabilities, leading to funding difficulties, is assessed. Businesses apply scenario variables to forecasts of customer loans and advances and deposits levels, taking into account management actions to mitigate the impact of the stress which may impact business volumes. The Group funding requirement under stress is then estimated and takes into account lower availability of funds in the market.

¡The analysis of funding risk also contributes to the estimate of stressed income and costs:
☐ Stress impact on non-interest income is primarily driven by lower projected business volumes and hence lower income from fees and commissions;

☐ Impact on net interest income is driven by stressed margins, which depend on the level of interest rates under stress as well as funding costs,and on stressed balance sheet volumes. This can be partly mitigated by management actions that may include repricing of variable rate products, taking into account interbank lending rates under stress; and

☐ The impact on costs is mainly driven by business volumes and management actions to partly offset profit reductions (due to impairment increases and decreases in income) such as headcount reductions and lower performance costs.

Operational risk, Conduct risk and Reputation risk

¡These Principal Risks are generally not assessed as part of economic scenario assessments, as they are not directly linked to the economic scenario. Note that Operational risk, however, is included as part of the reverse stress testing framework that incorporates assessment of idiosyncratic operational risk events.

☐ Management of Operational risk is described on pages 200 and 384 to 386
☐ Management of Conduct risk is described on pages 203 to 204
☐ Management of Reputation risk is described on pages 201 to 202

¡	Review and challenge: the business’ stress test methodologies and results are subject to a detailed review and challenge both within the businesses (including review and sign-off by business CROs) and by Head Office Functions. In particular, this includes detailed risk review of both the stressed estimates (e.g. impairments), and the methodology used to translate the economic scenario to stressed estimates. Businesses are required to document their stress test methodologies and results, including key assumptions made. The stress testing results are presented and discussed as part of the MTP risk reviews held between each business and Barclays CRO.

¡	Results (pre- and post-business management actions): a key objective of the Group-wide stress test process is to identify and document management actions that would be taken to mitigate the impact of stress. Businesses are required to report results both pre- and post-business management actions, such as cost reductions and increased collections activity to reduce impairments, and to document these actions. The bottom-up process ensures all levels of management are informed of the impact of the stress scenarios and are aware of appropriate management actions to be taken when a stress event occurs. For instance, during the recession of 2008-2010 a programme of work based on the stress management actions was implemented and directly overseen by the Group Executive Committee.
¡	Capital plan including capital management actions: the business’ stress test results are aggregated to form a Group view of the impact of the stress, which are used by Barclays Treasury Capital Management to determine the stress impact on the Group capital plans. As part of this assessment, capital management actions such as reducing dividend payments or redeeming certain capital instruments may be considered. These are in addition to the business management actions included in business’ stress testing results. Further management actions available in Barclays’ recovery plan that are not included in the Group-wide stress testing results.

¡	Committee presentations and approval of stress scenario results: the stress test results are presented for review by the Executive Committee and BFRC, and are also shared with the Board.

The results of our H2 2013 internal Group-wide stress test exercise show that the Group’s profit before tax remains positive under the modelled severe global stress scenario, with the Group remaining well capitalised above the required regulatory minimum level. The stress test results are also shared with the PRA, e.g. as part of our internal capital adequacy assessment process (ICAAP) submission.

> 359

Reverse stress testing

The Group-wide stress testing framework also includes reverse stress testing techniques which aim to identify the circumstances under which Barclays’ business model would become no longer be viable, leading to a significant change in business strategy. Examples include extreme macroeconomic downturn scenarios, such as a break-up of the Euro area, or specific idiosyncratic events, covering both Operational risk and capital/liquidity events.

Reverse stress testing is used to help support ongoing risk management and is fully integrated into our risk appetite framework. Reverse stress testing methodology includes identifying tail risks associated with specific low likelihood circumstances, and identifying appropriate mitigating actions. For example, the approach for managing Eurozone peripheral risks was informed by the results of the reverse stress testing assessment ran in 2010.

Business and risk type specific stress tests

Barclays also uses stress testing techniques at portfolio and product level to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of loss rates to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In the Investment Bank, global scenario testing is used to gauge potential losses that could arise in conditions of extreme market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Information on the Group’s stress testing specifically relating to liquidity risk is set out in the Funding risk – Liquidity section. Further information on market risk stress testing is provided in the Market Risk section.

360 >

Risk management > Credit risk management

Credit risk is the risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The granting of credit is one of the Group’s major sources of income and, as the most significant risk, the Group dedicates considerable resources to its control.
These disclosures are unaudited unless otherwise stated

Barclays Risk Management Strategy

Barclays has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

Overview (audited)

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients. This is demonstrated by the impairment charge analysis chart. Other sources of credit risk arise from trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

Credit risk management objectives are to:

¡	Maintain a framework of controls to ensure credit risk-taking is based on sound credit risk management principles;

¡	Identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

¡	Control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

¡	Monitor credit risk and adherence to agreed controls; and

¡	Ensure that risk-reward objectives are met.

Total credit impairment charge and other provisions (£3,071m)

1 Wholesale Loans and Advances 2 AFS and Reserve Repos 3 Contingent Liabilities and Guarantees 4 Retail Loans and Advances	£892m* £9m £17m £2,153m*

*Excludes charges against contingent liabilities and guarantees

Organisation and structure

> 361

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis while retail balances are smaller in value and can be managed on a homogenous portfolio basis.

Barclays has structured the responsibilities of credit risk management so that decisions are taken as close as possible to the business, whilst ensuring robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the business risk directors in those businesses who, in turn, report to the CRO and also to the heads of their businesses.

The responsibilities of the credit risk management teams in the businesses include: sanctioning new credit agreements; monitoring risk against limits and other parameters; ensuring all elements of post sanction fulfilment are completed in line with terms of the sanction; maintaining robust systems, data gathering, quality, storage and reporting methods for effective credit risk management; for wholesale portfolios performing effective turnaround and workout scenarios via dedicated restructuring and recoveries teams; and for retail portfolios maintaining robust collections and recovery processes/units.

Credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures are approved at the Credit Committee which is managed by Central Risk. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central Risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting Credit Risk Policies. Central Risk also provides technical support, review and validation of credit risk measurement models across the Group.

Reporting

The Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and ensuring that its balance sheet correctly reflects the value of the assets in accordance with applicable accounting principles. This process can be summarised in five broad stages:

¡	Measuring exposures and concentrations;

¡	Monitoring performance and asset quality;

¡	Monitoring for weaknesses in portfolios;

¡	Raising allowances for impairment and other credit provisions; and

¡	Returning assets to a performing status or writing off assets when the whole or part of a debt is considered irrecoverable.

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although Barclays can also be exposed to other forms of credit risk through, for example, loans to banks, loan commitments and debt securities. Barclays’ risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data.

One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. As a result, Barclays constantly reviews its concentration in a number of areas including, for example, geography, maturity and industry (see page 120 for further detail).

Mandate and Scale limits are used to maintain concentrations at appropriate levels. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria. Diversification, to reduce concentration risk, is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the FRC and the BFRC.

Monitoring performance and asset quality

Trends in the quality of the Group’s loan portfolio are monitored in a number of ways including by way of:

Loan loss rate

The loan loss rate (LLR) provides Barclays with a way of consistently monitoring trends in loan portfolio quality at the Group, business and product levels. At Barclays, the LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances. Details of the LLR for the current period may be found on the retail credit risk section (page 133) and the wholesale credit risk section (page 148).

Loan loss rate (bps) – Longer term trends

From a recent full year peak of 156bps at 31 December 2009, the LLR has been on an improving trend. By the end of 2011, the LLR of 77bps had returned to pre-crisis levels and was lower than the long term average. The LLR has continued to fall in 2012-13 and now stands at 64bps.

Note

a	Restated to reflect the impact of IFRS10, which results in some Exit Quadrant exposures being recorded at fair value in 2012 and 2013.

362 >

Risk management > Credit risk management continued

Coverage ratios

The impairment allowance is the aggregate of the identified and unidentified impairment balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

¡	Credit risk loans (CRLs) coverage ratio, calculated as impairment allowances as a percentage of CRL balances;

¡	Potential credit risk loans coverage ratio (impairment allowances as a percentage of total CRL and Potential Problem Loan (PPLs) balances); and

¡	See identifying potential credit risk loans on page 364 for more information on the criteria for this category.

Appropriate coverage ratios will vary according to the type of product but can be broadly shown to have typical severity rates based upon historic analysis:

¡	Secured retail home loans: 5%-25%;

¡	Credit cards, unsecured and other personal lending products: 65%-80%; and

¡	Corporate facilities: 30%-50%.

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

Details of the coverage ratios for the current period are shown in the following chart and may be found in the analysis of loans and advances and impairment section (pages 126-131), the retail credit risk section (pages 133-147) and the wholesale credit risk section (pages 148 to 155).

CRL coveragea

Monitoring weaknesses in portfolios

Whilst the basic principles for monitoring weaknesses in wholesale and retail exposures are broadly similar, they reflect the differing nature of the assets. As a matter of policy all facilities granted to corporate or wholesale counterparties are subject to a review on, at least, an annual basis, even when they are performing satisfactorily.

Note

a Balances	prior to 2012 have not been restated for the adoption of IFRS 10.

> 363

Wholesale portfoliosa

Within the wholesale portfolios, the Basel definitions of default are used as default indicators which have been aligned to the IAS 39 objective evidence of impairment. A default is triggered if individual identified impairment is recognised. Barclays definitions of default used are:

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

Retail portfolios

Within the retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential credit weaknesses to be monitored on a portfolio basis. The approach is consistent with the Group’s policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified. Retail accounts can be classified according to specified categories of arrears status (or cycle), which reflects the level of contractual payments which are overdue. An outstanding balance is deemed to be delinquent when it is one day or one penny down and goes into default when it moves into recovery, normally 180 days. Impairment is considered from entry into delinquency.

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

Identifying potential credit risk loans

The Group reports potentially and actually impaired loans as Potential Credit Risk Loans (PCRLs). PCRLs comprise two categories of loans: Potential Problem Loans (PPLs) and Credit Risk Loans (CRLs).

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a wholesale loan on an EWL or WL deteriorates to the highest category or a retail loan deteriorates to delinquency cycle 2, consideration is given to including it within the PPL category.

Should further evidence of deterioration be observed, a loan may move to the CRL category. Events that would trigger the transfer of a loan from the PPL to the CRL category include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

¡	Impaired loans: comprise loans where an individually identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. This category includes all retail loans that have been charged off to legal recovery. The category may include loans, which, while impaired, are still performing;

¡	Accruing past due 90 days or more: comprise loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value; and

¡	Impaired and restructured loans: comprise loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised. See Forbearance and other concession programmes on page 369 for more detail.

Note

a	Includes certain Business Banking facilities which are recorded as Retail for management purposes.

364 >

Risk management > Credit risk management continued

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

As one of the controls to ensure that adequate impairment allowances are held, movements in impairment to individual names with a total impairment allowance of £25m or more are presented to the Group’s most senior Credit Committee for agreement, and of £10m-£25m to the Group Credit Risk Director for his agreement.

Individually assessed impairment

Impairment allowances are measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available. In terms of individual assessment, the principal trigger point for impairment is the missing of a contractual payment which is evidence that an account is exhibiting serious financial problems, and where any further deterioration is likely to lead to failure. Details of other trigger points can be found above. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies mainly in the wholesale portfolios.

Collectively assessed impairment

For collective assessment, the principal trigger point for impairment is the missing of a contractual payment which is the policy consistently adopted across all credit cards, unsecured loans, mortgages and most other retail lending. Details of other trigger points can be found above. The calculation methodology relies on the historical experience of pools of similar assets; hence the impairment allowance is collective. The impairment calculation is typically based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default is derived from statistical probabilities based on historical experience. Recovery amounts are calculated using a weighted average for the relevant portfolio. This method applies mainly to the retail portfolios and is consistent with Barclays’ policy of raising an allowance as soon as impairment is identified. Unidentified impairment is also included in collective impairment.

Impairment for losses incurred but not specifically identified

Unidentified impairment allowances are also raised to cover losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period, termed as the outcome period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s effective interest rate. The emergence and outcome periods vary across products.

Wholesale portfolios

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, i.e. on an individual assessment basis. A relatively small amount of wholesale impairment relates to unidentified or collective impairment; in such cases impairment is calculated using modelled Probability of Default (PD) x Loss Given Default (LGD) x Exposure at Default (EAD) adjusted for an emergence period.

Retail portfolios

For retail portfolios, the impairment allowance is mainly assessed on a collective basis and is based on the drawn balances adjusted to take into account the likelihood of the customer defaulting at a particular point in time (PDpit) and the amount estimated as not recoverable (LGD). The basic calculation is:

Impairment allowance = Total outstandings x Probability of Default (PDpit) x Loss Given Default (LGD)

The PDpit increases with the number of contractual payments missed thus raising the associated impairment requirement.

In retail, the current policy also incorporates a High Risk segment which is included in the unidentified impairment calculation. High Risk segments are those which can be demonstrated to experience higher risk characteristics when compared to the rest of the performing segment. This segmentation allows for earlier identification of potential loss in a portfolio. Unidentified impairment is also referred to as collective impairment. This is to reflect the impairment that is collectively held against a pool of assets where a loss event has occurred, but has not yet been captured.

Sensitivity of the impairment to key assumptions

Wholesale portfolios

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, and is not therefore primarily model-driven. As such, the key assumptions that would have the most impact on impairment provisions in the wholesale portfolios are the valuations placed upon security and collateral held and the timing of asset realisations.

When calculating impairment, estimated future cash flows are discounted at the financial asset’s original effective interest rate. At present in wholesale portfolios the impact of discounting is relatively small in itself but would rise with reference rates. In addition, to the extent that a rise in interest rates impacted upon economic growth and/or serviceability of wholesale clients and customers, this would be expected to feed through in future impairment numbers.

In 2013, key judgements were made on a number of identified cases within Investment Bank, Corporate Banking and Wealth and Investment Management. No material changes were made to the unidentified impairment in 2013.

Retail portfolios

For retail portfolios, impairment is calculated, predominantly using models. The models are developed using historical data and include explicit and implicit assumptions such as debt sale estimates, house price valuations and the distribution of accounts. Model monitoring and validation are undertaken regularly, at least annually, to ensure that models are fit for purpose. Further to this, Barclays accounts for the impact of changes in the economic environment and lags resulting from the design of the models to ensure overall impairment adequacy. See Management adjustments to models for impairment (page 134) for more information on key management judgements in 2013. See Stress testing (page 357) for further information.

Emergence and outcome periods

To develop models to calculate the allowance for impairment it is first necessary to estimate the time horizons of these models. These time horizons are called the emergence and outcome periods. Emergence period is the time it takes for an account that is likely to be impaired but not yet identified as such, to move from the performing to the impaired segment. Outcome period is the time it takes for a retail account to move from the impaired segment to the default segment.

> 365

This methodology ensures that the Group captures the loss incurred at the correct balance sheet date. These impairment allowances are reviewed and adjusted at least quarterly by an appropriate charge or release of the stock of impairment allowances based on statistical analysis and management judgement. The accuracy of this analysis is periodically assessed against actual losses.

Wholesale portfolios

For wholesale portfolios in Corporate Banking and Investment Bank, the emergence period is portfolio specific and is based on the anticipated length of time from the occurrence of a loss event to identified impairment being incurred. The emergence period in Corporate Banking is derived from actual case file review. This has also been benchmarked against the time taken to move between risk grades in internal watch lists, from EWL1 or 2 into EWL3 which is the level of risk that will attract a collective impairment allowance. Both methodologies produce similar results for the emergence period, which is currently three months. The average life of the Investment Bank portfolio is estimated to be 18 months, during which time Investment Bank is exposed to losses on the portfolio. However, it is expected that incurred losses would become apparent within six months, therefore the Investment Bank used a six-month emergence period.

Retail portfolios

For retail portfolios, minimum emergence periods and outcome periods are defined at a product level. Emergence and outcome periods at 31 December 2013 for the main retail products are as shown in the table below:

Minimum emergence periods

Product type
	Emergence period (months)	Outcome period (months)
Mortgages	6	12
Credit cards	3	6
Personal loans, overdrafts & other secured loans	3	6
Business banking arrears managed commercial mortgages	6	12
Business banking arrears managed non-‘commercial mortgages’	3	6
Business banking EWL managed	3	12
Mortgages under forbearance	n/a	24
All unsecured products under forbearance	n/a	12
Business banking EWL managed under forbearance	n/a	24

Outcome periods are tested periodically (at least annually) against the actual time elapsing from the initial indication of potential default to the default event. When necessary, the outcome period is adjusted to reflect our most up-to-date experience of customer behaviour.

The emergence period for Credit Cards products has been raised to three months to align it with the approach adopted for other retail unsecured retail products. Given the minimum emergence period possible is one month, the period was moved to three months based on expert judgement, with a lower emergence period permitted only on a case by case basis where supported by analytical evidence.

Returning assets to a performing status

Wholesale portfolios

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

Retail portfolios

A retail asset, prior to charge-off may only be returned to a performing status in the following circumstances:

1.	All arrears (both capital and interest) have been cleared and payments have returned to original contractual payments;

2.	For revolving products, a re-age event (see page 371) has occurred, when the customer is returned to an up to date status without having cleared the requisite level of arrears;

3.	For amortising products excluding residential mortgages, a small arrears capitalisation event has occurred, where the customer is returned to an up to date status without having cleared the requisite level of arrears; and

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

Recovery units

Recovery units are responsible for exposures where deterioration of the client credit profile is severe to the extent that timely or full recovery of exposure is considered unlikely and default has occurred or is likely in the short-term. Recovery teams set and implement strategies to recover the Bank’s exposure through realisation of assets and collateral in cooperation with clients and where this is not possible through insolvency and legal procedures.

In Wholesale, for a case to be transferred to a recovery unit it must be in default and have ceased to actively trade through the bank account or be in insolvency. In Retail, the timings of the charge-off points to recovery units are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six missed contractual payments (180 days past due date of contractual obligation) unless a Forbearance programme is agreed. Early charge-off points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification. See recovery information included in Portfolio reviews on page 140. In addition please refer to Foreclosures in process and properties in possession on page 141.

Note

a	The identification and subsequent treatment of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. High Risk must also include customers who have suffered recent financial dislocation, i.e. prior forbearance or re-age.

366 >

Risk management > Credit risk management continued

Writing off assets

Write-off refers to the point where it is determined that the asset is irrecoverable, it is no longer considered economically viable to try and recover the asset, it is deemed immaterial, or full and final settlement is reached and a shortfall remains. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

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

For Retail portfolios, the timings of the write-off points are established based on the type of loan. For unsecured assets, write-off must occur within 12 months after charge-off if no payment has been received for 12 months. For secured loans, the shortfall after the receipt of the proceeds from the disposal of the collateral is written off within three months of that date if no repayment schedule has been agreed with the borrower. Such assets are only written off once all the necessary procedures have been completed and the amount of the loss has been determined.

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2013, total write-offs of impaired financial assets decreased 19% to £3,343m (2012: £4,119m).

Total write offs of impaired financial assets (£m)

Credit risk mitigation (audited)

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

Netting and set-off

In many jurisdictions in which Barclays operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique is used mainly in derivative transactions with financial institutions and has the largest overall impact on net exposure to derivative financial instruments compared with other risk mitigation techniques.

For derivative transactions, Barclays will often seek to enter into standard master agreements with counterparties (e.g. ISDA). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against Barclays’ obligations to the counterparty in the event of default, to produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing for payments on the same day in the same currency to be set off against one another.

In the majority of its portfolios, Barclays uses the Internal Model Method (IMM) to calculate counterparty credit risk exposures.

Collateral

The Group has the ability to call on collateral in the event of default of the borrower or other counterparty, comprising:

¡	Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value;

¡	Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms;

¡	Other retail lending: includes charges over motor vehicle and other physical assets; second lien charge over residential property, which is subordinate to first charge held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower;

¡	Derivatives: Barclays also often seeks to enter into a Credit Support Annex (CSA) with counterparties with which Barclays has master agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily or weekly) to collateralise the mark-to-market exposure of a derivative portfolio;

¡	Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to Barclays subject to an agreement to return them for a fixed price; and

¡	Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

For details of the fair value of collateral held please refer to Maximum exposure table on page 118. For detail of collateral in credit portfolios see pages 140 to 153.

In exposure terms, the main portfolios that Barclays takes collateral for are home loans and reverse repurchase agreements with financial institutions.

Floating charges over receivables

The Group may also obtain collateral in the form of floating charges over receivables and inventory of corporate and other business customers. The value of this collateral varies from period to period depending on the level of receivables and inventory. It is impracticable to provide an estimate of the amount (fair value or nominal value) of this collateral. The Group may in some cases obtain collateral and other enhancements at a counterparty level, which are not specific to a particular class of financial instrument. The fair value of the credit enhancement gained has been apportioned across the relevant asset classes.

> 367

Collateral for derivative contracts

The collateral obtained for derivatives is predominantly either cash, direct debt obligation government (G14+) bonds denominated in the domestic currency of the issuing country, debt issued by supranationals or letters of credit issued by an institution with a long-term unsecured debt rating of A+/A3 or better. Where the Group has ISDA master agreements, the collateral document will be the ISDA CSA. The collateral document must give Barclays the power to realise any collateral placed with it in the event of the failure of the counterparty.

Valuation of collateral and impact of market moves

Typically assets other than cash are subject to regular revaluation (for example via physical review, linking to an external index or depreciation of the asset) to ensure they continue to achieve appropriate mitigation of risk. Customer agreements often include requirements for provision of additional collateral should valuations decline or credit exposure increase, for example due to market moves impacting a derivative exposure.

The carrying value of non-cash collateral reflects the fair value of the physical assets limited to the carrying value of the asset where the exposure is over-collateralised. In certain cases where active markets or recent valuations of the assets are not available, estimates are used. For assets collateralised by residential or commercial property (and certain other physical assets), where it is not practicable to assess current market valuations of each underlying property, values reflect historical fair values updated for movements in appropriate external indices. For further information on LTV ratios in principal home loans portfolios, see the Retail Credit Risk section on page 140.

Liens over fluctuating assets such as inventory and trade receivables, known as floating charges, over the assets of a borrower are monitored at least annually. The valuation of this type of collateral takes into account the ability to establish objectively a price or market value, the frequency with which the value can be obtained (including a professional appraisal or valuation), and the volatility or a proxy for the volatility of the value of the collateral.

For assets collateralised by traded financial instruments, values reflect mark to market or mark to model values of those assets, applying a haircut where appropriate. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security.

Valuation of collateral – property

When property is taken as collateral it is monitored to ensure that the current value is not less than its value at origination. Monitoring is undertaken annually for commercial property or via linking to an external index for residential property. More frequent monitoring may be carried out where the property sector is subject to significant deterioration.

Deterioration is monitored principally by geography. Specific exercises to monitor property values may be undertaken where the property sector in a given geography has been subject to significant deterioration and where Barclays has a material concentration of property collateral.

Monitoring may be undertaken either a portfolio level (Retail) or at the level of an individual property (Wholesale).

In Retail businesses, monitoring on a portfolio level refers to a more frequent process of indexing collateral values on each individual loan, using a regional or national index, and updating LGD values. This monitoring may be a desktop assessment and need not necessarily include physical assessment of properties. In the event of charge-off, an individual valuation of the property is undertaken within three months of the charge-off event and subsequently undertaken at least every six months whilst in charge-off.

In Wholesale, monitoring is undertaken by individuals who are not part of the sales / relationship part of the business. The monitoring may be a desktop assessment and need not necessarily include physical assessment of properties. Where an appropriate local index is not available, property values are monitored on an individual basis as part of the annual review process for the loan. For larger loans, in addition to the regular annual review, the property value is reviewed by an independent valuer at least once every three years. This review is a more detailed assessment than the standard property monitoring review, and may include a fresh professional valuation. In addition, an independent valuer reviews the property valuation where information indicates that the value of the property may have declined materially relative to general market prices. In addition, trigger points are defined under which property values must be reviewed.

Valuation of collateral – distressed assets

The net realisable value from a distressed sale of collateral obtained by the Group upon default or insolvency of counterparty will in some cases be lower than the carrying value recognised above. Assets obtained are normally sold, generally at auction, or realised in an orderly manner for the maximum benefit of the Group, the borrower and the borrower’s other creditors in accordance with the relevant insolvency regulations. For business customers, in some circumstances, where excess funds are available after repayment in full of the outstanding loan, they are offered to any other, lower ranked, secured lenders. Any additional funds are returned to the customer. Barclays does not, as a rule, occupy repossessed properties for its business use or use assets obtained in its operations.

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

Any one of the above events may also trigger a test for impairment, depending on individual circumstances of the loan. When calculating impairment, the difference between an asset’s carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as impairment. Such cash flows include the estimated fair value of the collateral which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of our impairment process.

Whether property values are updated as part of the annual review process, or by indexation of collateral values, the updated collateral values feed into the calculation of risk parameters which, in turn, feed into identified and unidentified impairment calculations at each balance sheet date.

Trends in loan loss rates incorporate the impact of any decrease in the fair value of collateral held.

Collateral – regulatory capital benefit

Where regulatory capital is calculated under advanced IRB regulations the benefit of collateral is generally taken by adjusting LGDs. For standardised portfolios the benefit of collateral is taken using the financial collateral comprehensive method: supervisory volatility adjustments approach.

368 >

Risk management > Credit risk management continued

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

¡	if the risk is transferred to a counterparty which is more credit worthy than the original counterparty, then overall credit risk will have been reduced; and

¡	where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This will be less likely than the default of either counterparty individually so credit risk is reduced.

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

For instruments that are deemed to transfer credit risk, in advanced IRB portfolios the protection is generally recognised by using the PD and LGD of the protection provider.

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

Forbearance and other concession programmes

Forbearance programmes

Forbearance takes place when a concession is made on the contractual terms of a facility in response to an obligor’s financial difficulties. The Group offers forbearance programmes to assist customers and clients in financial difficulty through agreements that may include accepting less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party.

Forbearance programmes for wholesale portfolios

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms.

Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard rates (i.e. lending criteria below the Group’s current lending terms), that would not otherwise be considered. This includes all troubled debt restructures granted below our standard rates.

Forbearance would typically be evident where the concession(s) agreed impact the ability to repay debt or avoid recognising a default with a lack of appropriate commercial balance and risk mitigation/ structural enhancement of benefit to Barclays in return for concession(s).

The following list is not exhaustive but provides some examples of instances that would typically be considered to be evidence of forbearance:

¡	A reduction of current contractual interest rate for the sole purpose of maintaining performing debt status with no other improvement to terms of benefit to the Bank;

¡	Non-enforcement of a material covenant breach impacting the borrower’s ability to repay;

¡	Converting a fully or partially amortising facility to bullet repayment at maturity with no other improvement to terms of benefit to the Bank for the sole purpose of avoiding a payment default due to customer’s inability to meet amortisation;

¡	Extension in maturity date for a project finance facility that gives an effective contractual term longer than the underlying project contract being financed; and,

¡	Any release of a material security interest without receiving appropriate value by way of repayment/ alternate security offered or other improvement in terms available to the Bank commensurate with the value of the security released.

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

The following list (not exhaustive) gives some examples of instances that would not typically be considered to be forbearance:

¡	Temporary/ permanent waivers/ resets of covenants agreed in line with our current terms;

¡	Amending contractual maturity to meet current lending terms that results in a previously amortising facility having a bullet repayment as a consequence of shorter maturity date;

¡	Equity/ warrants taken to increase return to the Bank without compromising contractual interest;

¡	Extension of maturity date where the extension is within the normally granted terms for the type of facility in question; and

¡	Release of a material security interest where commensurate value is received by way of repayment/ other security offered.

Cases where a technical default may have occurred, the Bank has decided to reserve its position but does not consider the default to be sufficient to impact the borrower’s ability to pay, would not typically be considered forbearance (as the borrower would continue to meet its payment obligations under existing terms).

The Group WL/EWL and Forbearance Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the obligor is placed on WL/EWL. The obligor then remains on WL/EWL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied. Obligors may be removed from WL/EWL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring. Obligors placed on WL/EWL status are subject to increased levels of credit risk oversight.

Obligors who have been granted forbearance are classified as a Basel ‘unlikeliness’ to pay default for capital purposes with PD of 1 throughout the period that they remain classified as being in forbearance. This is on the basis that without intervention by Barclays the obligor is unlikely to meet its obligations in full which would lead to default.

> 369

Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where customers are in arrears and require renegotiation of terms. Forbearance is considered to be an indicator that impairment may be present and an impairment test is performed for all cases placed in forbearance.

Given that these loans have already been assessed for impairment at the point of being classified as being in forbearance, Barclays does not have additional procedures to evaluate the likelihood that these loans would default within the loss emergence and confirmation periods.

A control framework exists along with regular sampling to ensure watch list and impairment policies are enforced as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment.

Aggregate data for wholesale forbearance cases is reviewed by the Wholesale Credit Risk Management Committee.

Please see the Wholesale Credit risk section in the Risk review (pages 150 and 151) for details of loans currently in forbearance.

Forbearance programmes for retail portfolios

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on individual customer circumstances. Short-term solutions focus on temporary reductions to contractual payments and may change from capital and interest payments to interest only. For customers with longer-term financial difficulties, term extensions may be offered, which may include interest rate concessions. For customers with longer-term financial difficulties, term extensions may be offered, which may include interest rate concessions and a switch to fully amortising balances for card portfolios.

When an account is placed into a programme of forbearance, the asset will be classified as such for the remainder of its term, unless after 12 months it qualifies for reclassification, upon which it will be returned to the up to date book and classified as High Risk for a further 12 month period. When Barclays agrees to a forbearance programme with a customer, the impairment allowance recognises the impact on cash-flows of the agreement to receive less than the original contractual payments. The Retail Impairment Policy prescribes the methodology for impairment of forbearance assets, which is measured by comparing the debt outstanding to the revised expected repayment. This results in higher impairment, in general, than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

During 2013, Barclays continued to assist customers in financial difficulty through the use of forbearance programmes. However, the extent of forbearance offered by the Group to customers and clients remains small in comparison to the overall size of the loan book.

Forbearance on the Group’s principal portfolios in UK, US, Europe, and South Africa are presented in the Retail Credit risk section of the Risk review. See forbearance programmes on principal cards, overdrafts, unsecured loans, home loans and business lending portfolios on pages 136 to 139 for more details of assets currently in forbearance. The level of forbearance extended to customers in other retail portfolios is not material and, typically, does not currently play a significant part in the way customer relationships are managed. However, additional portfolios will be added to this disclosure should the forbearance in respect of such portfolios become material.

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

Impairment of loans under forbearance

Loans under forbearance programmes are subject to Group Impairment Policy. In both retail and wholesale portfolios, identified impairment is raised for such accounts, recognising the agreement between the Bank and customer to pay less than the original contractual payment and is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in higher impairment, in general, being held for loans under forbearance than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

Sustainability of loans under forbearance

The Group closely monitors the sustainability of loans for which forbearance has been granted.

Wholesale portfolios

In the wholesale portfolios, customers that have been granted forbearance are placed on WL/EWL and therefore subject to increased levels of credit risk oversight. Obligors then remain on WL/EWL and are classified as being in forbearance with a PD of 1 for capital purposes for a minimum of 12 months from the date forbearance is applied until satisfactory performance is evidenced. Forbearance status and the related default treatment for capital can be removed after 12 months from being applied if any of the following criteria is met:

¡	The customer no longer benefits from a concession below our current market rates or reverts back to their original lending terms (prior to the concession being applied);

¡	The customer ceases to have any actual or perceived financial stress; or

¡	A significant restructure takes place which leads to a significant improvement in the credit profile of the customer.

Obligors may only be removed from being classified as being in forbearance with a PD of 1 for capital purposes in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring that materially improves credit quality. Customers continuing to benefit from a concession below current market can be removed from EWL / WL and no longer be classified as in forbearance provided they do not meet any of the EWL / WL criteria and can evidence consistent satisfactory performance throughout the minimum 12 month period.

Retail portfolios

In retail portfolios, the type of forbearance programme offered should be appropriate to the nature and the expected duration of the customer’s financial distress. It is imperative that the solution agreed is both appropriate to that customer and sustainable, with a clear demonstration from the customer of both willingness and ability to repay. Before any permanent programme of forbearance is granted, an affordability assessment is undertaken to ensure suitability of the offer. When customers exit forbearance, the accounts are ring-fenced as a ‘high risk’ segment within the up to date book for a period of at least 12 months.

370 >

Risk management > Credit risk management continued

For disclosure on the Group’s accounting policy with respect to impairment, see Note 7 and the Reporting section on page 362.

Other programmes

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

The changes in timing of cash flows following re-aging do not result in any additional cost to Barclays. The following are the conditions required to be met before a re-age may occur:

¡	The account must not have been previously charged off or written off;

¡	The borrower cannot be bankrupt, subject to an Individual Voluntary Arrangement (a UK contractual arrangement with creditors for individuals wishing to avoid bankruptcy), a fraud or deceased;

¡	The borrower must show a renewed willingness and ability to repay the debt. This will be achieved by the borrower making at least three consecutive contractual monthly payments or the equivalent cumulative amount. Contractual monthly payment is defined as the contractual minimum due. Funds may not be advanced for any part of this;

¡	The account must have been on book at least nine months (i.e. nine months prior to the three month qualification period); and

¡	No account should be re-aged more than once within any 12 month period, or more than twice in a five year period.

Barclays considers assets are considered to belong to a separate ‘High Risk’ pool. Under ‘High Risk’, the performance of the assets is a risk characteristic and results in a higher probability of default being assigned to them in impairment models which meet the requirement of IAS 39, AG87-88. This results in an appropriately higher impairment allowance being recognised on the assets. See Re-age in Risk review section on page 145 for more information.

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

Refinancing risk

This is the risk that the borrower or group of correlated borrowers may be unable to roll or repay bullet repayment loans at expiry, and will therefore need refinancing.

From a Wholesale perspective, refinancing risk will typically be associated with loans that have an element of bullet repayment incorporated into the repayment profile. Refinancing risk is taken into account on a case by case basis as part of the credit review and approval process for each individual loan. The review will consider factors such as the strength of the business model and sustainability of the cash flows and for bridge loans the review will also include an evaluation of the market risk.

Commercial Real Estate loans will frequently incorporate a bullet repayment element at maturity. Where this is the case, deals are sized and structured to enable Barclays to term out the loan if the client were unable to refinance the loan at expiry. Credit review will incorporate an examination of various factors that are central to this consideration, such as tenant quality, tenancy agreements (including break clauses) and interest rate sensitivity.

Loans to SMEs will typically be either revolving credit lines to cover working capital needs or amortising exposures, with periodic refinancing to give the opportunity to review structure, pricing, etc.

Please refer to the maturity analysis for UK CRE, customers with interest only home loans and Spanish corporate exposure in the Risk review on pages 147 and 152 for more information.

Derivative exposures

Derivative counterparty credit exposures

The Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options on futures. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement.

The Group also buys and sells financial instruments that are traded over the counter, rather than on a recognised exchange. These instruments range from standardised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where counterparty is in default.

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

> 371

Derivative netting and collateral arrangements

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting over the counter (OTC) derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other predetermined events occur. The majority of the Group’s OTC derivative exposures are covered by ISDA master netting and ISDA Credit Support Annex (CSA) collateral agreements.

Collateral is obtained against derivative assets, depending on the creditworthiness of the counterparty and/or nature of the transaction. Any collateral taken in respect of OTC trading exposures will be subject to a ‘haircut’, which is negotiated at the time of signing the collateral agreement. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security. The collateral obtained for derivatives is predominantly either cash, direct debt obligation government (G14+) bonds denominated in the domestic currency of the issuing country, debt issued by supranationals or letters of credit issued by an institution with a long-term unsecured debt rating of A+/ A3 or better. Where the Group has ISDA master agreements, the collateral document will be the ISDA CSA. The collateral document must give Barclays the power to realise any collateral placed with it in the event of the failure of the counterparty.

Under IFRS, netting is permitted only if both of the following criteria are satisfied:

¡	the entity currently has a legally enforceable right to set off the recognised amounts; and

¡	the entity intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Derivative counterparty credit risk measurement
(Credit Value Adjustments)

As Barclays participates in derivative transactions it is exposed to counterparty credit risk, which is the risk that a counterparty will fail to make the future payments agreed in the derivative contract. This is considered as a separate risk to the volatility of the mark to market payment flows. Modelling this counterparty risk is an important part of managing credit risk on derivative transactions.

The counterparty risk arising under derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the value is known as Credit Value Adjustment (CVA). It is the difference between the value of a derivative contract with a risk free counterparty and that of a contract with the actual counterparty. This is equivalent to the cost of hedging the counterparty risk, which is replicated by purchasing and selling credit default swaps (CDS) on the counterparty to create a hedge position that mirrors the expected exposure profile for the counterparty.

CVAs for derivative positions are calculated as a function of the expected exposure, which is the average of future hypothetical exposure values (or mark-to-market) for a single transaction or group of transactions by the same counterparty, and the CDS spread for a given horizon.

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

Barclays approach to environmental credit risk management addresses risk under any of three categories:

Direct risk can arise when the Bank takes commercial land as collateral. In many jurisdictions, enforcement of a commercial mortgage by the bank, leading to possession, potentially renders the Bank liable for the costs of remediating a site if deemed by the regulator to be contaminated, including for pre-existing conditions. In the UK, the Group’s approach requires commercial land, if being pledged as collateral, to be subject to a screening mechanism. Assessment of the commercial history of a piece of land and its potential for environmental contamination helps ensure any potential environmental degradation is reflected in the value ascribed to that security. It also identifies potential liabilities which may be incurred by the Bank, if realisation of the security were to become a possibility.

Indirect risk can arise when environmental issues may impact the creditworthiness of the borrower. For instance, incremental costs may be incurred in upgrading a business’ operations to meet emerging environmental regulations or tightening standards. In other circumstances, failure to meet those standards may lead to fines. Environmental impacts on businesses may also include shifts in the market demand for goods or services generated by our customers, or changing supply chain pressures. Environmental considerations affecting our clients can be varied. The bank has developed a series of environmental risk briefing notes, covering ten broad industry headings ranging from Agriculture and Fisheries to Oil and Gas, from Mining and Metals to Utilities and Waste Management. These briefing notes are available to colleagues in business development and credit risk functions across the organisation, outlining the nature of environmental and social risks of which to be aware, as well as the factors which mitigate those risks.

Reputation risk may arise and cause damage to the Bank’s image, through association with clients, their transactions or projects if these are perceived by external stakeholders to be environmentally damaging. Where the Bank is financing infrastructure projects which have potentially adverse environmental impacts the Group’s Environmental and Social Impact Assessment (ESIA) policy will apply. This policy identifies the circumstances in which the Bank requires due diligence to include assessment of specialist environmental reports. These reports will include consideration of a wide range of the project’s potential impacts including on air, water and land quality, on biodiversity issues, on locally affected communities, including any material upstream and downstream impacts, and working conditions together with employee and community health and safety. Adherence to the Group ESIA policy is the mechanism by which Barclays fulfils the requirements of the Equator Principles. These Principles are an internationally recognised framework for environmental due diligence in project finance. Barclays was one of the four banks which collaborated in developing the Principles, ahead of their launch in 2003 with 10 adopting banks. There are now over 75 banks worldwide which have adopted the Equator Principles (see www.equator-principles.com).

372 >

Risk management > Credit risk management continued

Further details on the Barclays approach to environmental risk management can be found at Barclays.com, in the section on Citizenship; the way we do business, ‘Managing Social and Environmental Risk in Lending’.

Asset credit quality

All loans and advances are categorised as either neither past due nor impaired; past due but not impaired; or impaired, which includes restructured loans. For the purposes of the disclosures in the balance sheet credit quality section (page 124) and the analysis of loans and advances and impairment section (page 126):

¡	a loan is considered past due when the borrower has failed to make a payment when due under the terms of the loan contract;

¡	the impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment;

¡	loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired, may carry an unidentified impairment;

¡	loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans, although individually assessed as unimpaired, may carry an unidentified impairment provision;
¡	impaired loans that are individually assessed consist predominantly of wholesale loans that are past due and for which an individual allowance has been raised; and

¡	impaired loans that are collectively assessed consist predominantly of retail loans that are one day or more past due for which a collective allowance is raised. Wholesale loans that are past due, individually assessed as unimpaired, but which carry an unidentified impairment provision, are excluded from this category.

Home loans and credit card receivables that are subject to forbearance in the retail portfolios are included in the collectively assessed impaired loans column in the tables in the Analysis of loans and advances and impairment section (page 126). Included within wholesale loans that are neither past due nor impaired are a portion of loans that have been subject to forbearance or similar strategies as part of the Group’s ongoing relationship with clients. The loans will have an internal rating reflective of the level of risk to which the Group is exposed, bearing in mind the circumstances of the forbearance and the overall performance and prospects of the client. Loans on forbearance programmes will typically, but not always, attract a higher risk rating than similar loans which are not. A portion of wholesale loans under forbearance is included in the past due but not impaired column, although not all loans subject to forbearance are necessarily impaired or past due. Where wholesale loans under forbearance have been impaired, these form part of individually assessed impaired loans.

	Retail lending	Wholesale lending

Credit quality description	Probability of default	Probability of default	Default grade

Strong	0.0-0.60%	0.0-0.05% 0.05-0.15% 0.15-0.30% 0.30-0.60%	1-3 4-5 6-8 9-11

Satisfactory	0.60-10.00%	0.60-2.15% 2.15-11.35%	12-14 15-19

Higher risk	10.00%+	11.35%+	20-21

For loans that are performing, these descriptions can be summarised as follows:

Strong: there is a very high likelihood of the asset being recovered in full;

Satisfactory: while there is a high likelihood that the asset will be recovered and, therefore, is of no current cause for concern to the Group, the asset may not be collateralised, or may relate to facilities such as unsecured loans and credit card balances; and

Higher risk: there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

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

> 373

Risk management > Market risk management

Introduction to the management of market risk
Barclays’ definition of market risk
Market risk is the risk of the Group’s earnings or capital being reduced due to:

■ The Group being impacted by changes in the level or volatility of positions in its trading books. This includes changes in the interest rates, credit spreads, commodity prices, equity prices and foreign exchange levels (‘traded market risk’).

■ The Group being unable to hedge its banking book balance sheet at prevailing market levels (‘non-traded market risk’).

■ The Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices (‘pension risk’).

Each of the above has been identified by Barclays’ management as key risks underlying the principal risk: market risk.

These disclosures are unaudited unless otherwise stated

Overview

Traded market risk overview (audited)

Traded market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, Barclays will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices.

Non-traded market risk overview (audited)

Barclays banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margins to changes in interest rates. Banking businesses, such as RBB or Corporate Banking, engage in internal derivative trades with Treasury to remove this interest rate risk, however, the businesses remain susceptible to market risk from three key sources:

¡	Prepayment risk: Balance run-off may be faster or slower than expected due to economic conditions or customers’ response to interest rates. This can lead to a mismatch between the anticipated balance of products provided to customers and the hedges executed with Treasury;

¡	Recruitment risk: The volume of new business may be lower or higher than expected requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected; and

¡	Residual risk and margin compression: The business may retain a small element of interest rate risk to facilitate the day-to-day management of customer business. Additionally, in the current low rate environment, Barclays managed rate deposits are exposed to margin compression. This is because for any further fall in base rate Barclays must absorb an increasing amount of the rate move in its margin.

Barclays banking operations also generate non-traded market risk through the sensitivity of balance sheet items to movements in market levels, primarily foreign exchange and interest rates.

Pension risk overview (audited)

Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. Barclays monitors the market risks arising from its defined benefit pension schemes, and works with the trustees to address shortfalls. In these circumstances, Barclays could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Organisation and structure

Traded risk in the businesses resides primarily in the Investment Bank, while non-traded market risk resides mainly in Retail and Business Banking, Corporate Banking, Wealth and Investment Management and Treasury. Pension risk is monitored centrally with the cost borne across businesses.

374 >

Risk management > Credit risk management continued

Overview of the business market risk control structure

Roles and responsibilities

The objectives of Barclays market risk management is to:

¡	understand and control market risk by robust measurement, limit setting, reporting and oversight;

¡	facilitate business growth within a controlled and transparent risk management framework;

¡	ensure that traded market risk in the businesses resides primarily in Investment Bank including Absa CIBW; and

¡	minimise non-traded market risk.

To ensure the above objectives are met, Barclays has a well established governance structure in place, whereby the risks are identified, assessed, controlled and reported on throughout the organisation.

The Board Financial Risk Committee (BFRC) reviews and approves market risk appetite for the group. The Group Market Risk Director is responsible for the Barclays Market Risk Control Framework and, under delegated authority from the Group Chief Risk Officer, sets a limit framework within the context of the approved market risk appetite.

The Market Risk Committee approves and makes recommendations concerning the market risk profile across Barclays Group. This includes approving the Barclays Market Risk Control Framework and Group Market Risk Policies; reviewing arising market or regulatory issues, limits and utilisation; and proposing risk appetite levels to the Board. The Committee is chaired by the Group Market Risk Director and attendees include the Group Chief Risk Officer, respective business aligned risk managers and senior managers from Group Market Risk as well as Internal Audit.

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

Market risk oversight and challenge is provided by business committees, Group committees, including the Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

Risk management in the setting of strategy

Appetite for market risk is recommended by the risk function, to be agreed by BFRC. Mandate and scales are set to control levels of market risk and ensure the Group remains within risk appetite. The Group runs an annual Group-wide stress testing exercise which aims to simulate the dynamics of exposures across Barclays Group and cover all risk factors. The exercise is also designed to measure the impact to Barclays’ fundamental business plan, and is used to manage the wider Group’s strategy.

See page 385 for more detail on the role of risk in the setting of strategy.

Market risk culture

The Investment Bank risk function, which includes the market risk function, reports directly to the Group Chief Risk Officer, in line with the Transform initiative. Market risk managers are independent from the businesses they serve which embeds a risk culture with strong adherence to limits that support Group wide risk appetite. See page 378 for more detail on Barclays’ risk culture.

> 375

Management of traded market risk

Barclays’ governance structure helps ensure all market risks that the Group is exposed to are well managed and understood.

Traded market risk is generated primarily as a result of market making activities, syndications and providing structured risk management solutions to clients at Barclays Investment Bank only. The Investment Bank also manages the Interest Rate risks for other businesses through the Group Treasury function. Positions will contribute both to market risk limits and regulatory capital if relevant.

Traded market risk measurement – management view

Market risk management measures

Barclays uses a range of complementary approaches to measure traded market risk which aim to capture the level of losses that the Investment Bank is exposed to due to unfavourable changes in asset prices. The primary tools to control the firm’s exposures are:

Measure	Description

Management Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day.

Primary stress tests	An estimate of potential losses that might arise from extreme market moves or scenarios to key liquid risk factors.

Secondary stress tests	Modelled losses to unfavourable market movements to illiquid market risk exposures.

Combined scenario stresses	Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

Barclays’ use of Management VaR for traded market risk is broader than the application for use of VaR for regulatory capital and captures standardised, advanced and certain banking books where traded market risks are deemed to exist. The wider scope of Management VaR is what Barclays deems as material market risk exposures which may have a detrimental impact on the performance of the investment bank. The scope used in Regulatory VaR (see page 409) applies only to trading book positions as defined by the PRA which is a narrower scope.

Stress testing and scenario analysis are also an important part of the risk management framework, to capture potential risk that may arise in severe but plausible events.

Management VaR

¡	Estimates the potential loss arising from unfavourable market movements.

¡	Management VaR differs from the Regulatory VaR used for capital purposes.

¡	Backtesting performed to ensure model is fit for purpose.

VaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. For internal market risk management purposes, the Investment Bank uses a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level for all trading books and some banking books. VaR is split by risk factor as summarised below:

Risk factor	Description

Interest rate	Changes in the level of interest rates can impact prices of interest rate sensitive assets, such as bonds and derivative instruments, for example, Interest Rate Swaps.

Spread risk	Spread Risk (difference between bond yields and swap rates) arises when the business has positions in both bonds and derivative instruments; both assets may trade at different levels but are fundamentally exposed to similar risk.

Foreign exchange risk	The impact of changes in foreign exchange rates and volatilities. Investment Bank may be exposed to adverse or favourable movements in FX prices (e.g. movement of FX trade after entering into a forward rate FX contract).

Equity risk	Market risk may arise due to changes in equity prices, volatilities and dividend yields, for example, the Investment Bank is exposed to this risk as part of its market making activities, syndication or underwriting Initial Public Offerings.

Commodity risk	Commodity risk arises primarily from the Investment Bank’s commodities businesses, who provide hedging solutions to clients and access to financial investors.

Inflation risk	The impact of changes in inflation rates and volatilities on cash instruments and derivatives. This arises as part of market making activities, whereby Investment Bank may be exposed to changes in inflation rates, for example, market making syndications for inflation linked securities.

Credit risk	The market risk that arises from the uncertainty of credit quality impacting prices of assets, for example, positions such as Corporate Bonds, Securitised products and derivative instruments, for example, Credit Default Swaps provide market risk exposure.

Basis risk	The impact of changes in interest rate tenor basis (e.g. the basis between swaps vs. 3M LIBOR and swaps. 6M LIBOR) and cross currency basis and is primarily generated as a result of market making activities.

In some instances, historical data is not available for particular market risk factors for the entire lookback period, for example, complete historical data would not be available for an equity following an Initial Public Offering. In these cases, market risk managers will proxy the unavailable market risk factor data with available data for a related market risk factor.

The output of the Management VaR model can be readily tested through backtesting process. Backtesting checks instances where actual losses exceed the predicted potential loss estimated by the VaR model. If the number of instances is too high, where actual losses exceed the predicted potential loss estimated by the VaR model, this could indicate limitations with the VaR calculation, for example, the calculation is not capturing certain market risk factors.

376 >

Risk management > Market risk management continued

The Management VaR model in some instances may not appropriately measure some market risk exposures, especially for market moves that are not directly observable via prices. Market risk managers are required to identify risks which are not adequately captured in VaR (‘risks not in VaR’ or ‘RNIVs’). RNIVs can be of two varieties:

¡	Non VaR-type RNIVs: Represents a risk which would not be well captured by any VaR model either because it represents an event not historically observed (e.g. currency peg break) or a market risk factor which is not seen to move frequently (e.g. correlation).

¡	VaR-type RNIVs: Represents risks that are not captured in VaR, mainly because of infrastructure limitations or methodology limitations.

Risk managers estimate RNIVs on a regular basis to improve the accuracy of the VaR capture model.

When reviewing VaR estimates, the following considerations should be taken into account:

¡	The historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future;

¡	The one day time horizon may not fully capture the market risk of positions that cannot be closed out or hedged within one day;

¡	VaR is based on positions as at close of business and consequently, it is not an appropriate measure for intra-day risk arising from a position bought and sold on the same day; and

¡	VaR does not indicate the potential loss beyond the VaR confidence level.

Limits are applied at the total Investment Bank level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.

See page 167 for a review of Management VaR in 2013.

Primary stress tests

Key tool used by management to measure liquid market risks from extreme market movements or scenarios in each major trading asset class.

Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes, namely:

¡	Interest rates – shock to the level and structure of interest rates and inflation across currencies;

¡	Credit – impact on traded corporate credit exposures, including across rating grades, geography, sectors and products;

¡	Foreign exchange – impact of unfavourable moves in currency prices and volatility;

¡	Equity – shocks to share prices including exposures to specific geographies, products and sectors;

¡	Emerging Markets – stresses across specific countries including corporate and sovereign credit, interest rates and currency shocks;

¡	Commodities – adverse commodity price changes across both physical and derivative markets; and

¡	Securitised Products – stresses to securitised structures and associated hedges.

Primary stresses apply moves to liquid assets incorporating up to a few days holding period. Shock scenarios are determined by a combination of observed extreme historical moves and forward looking elements as appropriate.

Primary stresses are calculated for each asset class on a standalone basis. Risk managers calculate several stress scenarios and publish results to senior managers to highlight concentrations and the level of exposures. Primary stress loss limits are applied across the Investment Bank and is a key market risk control.

Secondary stress tests

¡	Key tool used by management to measure illiquid market risks from extreme market movements or scenarios in each major trading asset class.

Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in primary stress tests. Therefore, the extended holding period under stress may compound the estimated losses under a stressed environment which is a more conservative assumption. These may relate to financial instruments or risk exposures which are not readily or easily tradable or markets that are naturally sensitive to a rapid deterioration in market conditions.

For each asset class, secondary stresses are aggregated to a single stress loss which allows the business to manage its liquid and illiquid risk factors. Limits against secondary stress losses are also applied, which allows the firm to manage and control the level of illiquid risk factors.

Stresses are specific to the exposure held and are calibrated on both observed extreme moves and some forward looking elements as appropriate.

Combined scenario stresses

¡	Key tool used by management to measure aggregated losses across the entire trading book as a result of extreme forward looking scenarios encompassing simultaneous shocks to multiple asset classes.

The combined scenario stresses apply simultaneous shocks to several risk factors assessed by applying respective changes in foreign exchange rates, interest rates, credit spreads, commodities and equities to the entire portfolio, for example, the impact of a rapid and extreme slowdown in the global economy. The measure shows results on a multi-asset basis across all Investment Banking trading exposures. Combined scenarios are a useful tool in identifying concentrations of exposures and highlighting areas that may provide some diversification.

The estimated impact on market risk exposures are calculated and reported by the market risk management function on a weekly basis. The stress scenario and the calibration on the shocks are also reviewed by market risk managers periodically for its relevance considering any market environment.

Scenarios such as a global recession, deterioration in the availability of liquidity and contagion effects of a slowdown in one of the major economies are examples of combined scenarios. If necessary, market event specific scenarios are also calculated, such as, an unfavourable outcome of a US debt ceiling negotiation and the impact of a disorderly exit of quantitative easing programmes.

See page 169 for a review of combined scenario stresses in 2013.

> 377

Traded market risk measurement – regulatory view

Regulatory view of traded positions

For regulatory purposes, the trading book is defined as one that consists of all positions in CRD financial instruments and commodities held either with trading intent or in order to hedge other elements of trading and which are either free of any restrictive covenants on their tradability or able to be hedged. A CRD financial instrument is defined as a contract that gives rise to both a financial asset of one party and a financial liability or equity instrument of another party.

All of the below regulatory measures, including the standardised approach, generate market risk capital requirement, in line with the regulatory requirements set out in the Capital Requirements

Directive (‘CRD III’) and the PRA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms (‘BIPRU’). Positions which cannot be included in the trading book are included within the banking book and generate risk capital requirements in line with this treatment.

Regulatory measurements are not used for market risk management purposes due to the scope and model assumptions.

Regulatory measures for traded market risk

There are a number of regulatory measures which Barclays has permission to use in calculating regulatory capital (internal models approval). These are listed below:

Measure	Definition

Regulatory Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements calibrated to 99% confidence interval 10 day holding period.

Stressed Value at Risk (SVaR)	An estimate of the potential loss arising from a 12 month period of significant financial stress over a 10 day holding period.

Incremental Risk Charge (IRC)	An estimate of the incremental risk arising from rating migrations and defaults, beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

All Price Risk (APR)	An estimate of all the material market risk, including rating migration and default for the correlation trading portfolio.

Regulatory VaR

¡	Estimates the potential loss arising from unfavourable market movements.

¡	Regulatory VaR differs from the management approach

VaR Variable	Regulatory	Management

Confidence interval	99%	95%

Scope	As approved by the Regulator (PRA)	Barclays’ management view of market risk exposures. Includes trading books and banking books exposed to price risk

Look-back period	2 years	2 years

Liquidity Horizon	10 days	1 day

Regulatory VaR allows oversight of the total potential losses, at a given confidence level, of those trading books which received approval from the regulator to be covered via an internal model. Regulatory VaR levels contribute to the calculation of the Market Risk RWAs.

Management VaR allows the bank to supervise the total risk within Investment bank, including the trading book and some banking books. Management VaR is also utilised for internal capital model (economic capital).

Regulatory VaR is fundamentally the same as the Management VaR (see page 376), with the key differences listed above.

The model includes RNIVs, as described on page 377.

Stressed Value at Risk (SVaR)

¡	Estimates the potential loss arising from unfavourable market movements in a stressed environment;

¡	Identical to Regulatory VaR, but calibrated over a one year stressed period; and

¡	Regulatory capital is allocated to individual businesses, but not actively used by management to set limits on traded market risk.

As part of CRD III, Barclays is required to compute a market risk capital requirement based on a 10 day, 99% VaR metric calibrated to a period of significant financial stress. This Stressed VaR (‘SVaR’) capital requirement is added to the market risk capital requirement arising from Regulatory VaR, the Incremental Risk Charge and the All Price Risk on an undiversified basis.

The SVaR model is required to be identical to the VaR model used by Barclays, with the exception that the SVaR model must be calibrated to a one-year period of significant financial stress (‘the SVaR period’). Barclays selects the SVaR period to be a one-year period that maximises the sum of general market risk Regulatory VaR and specific market risk Regulatory VaR for positions in scope of regulatory approval. The SVaR period is reviewed on a quarterly basis or when required by material changes in market conditions or the trading portfolio.

SVaR cannot be meaningfully backtested and is not sensitive to current market conditions and consequently, it is more difficult to use SVaR as a direct risk management tool as compared to VaR. Many market risk factors with complete historical data over a two year period may not have complete data covering the SVaR period and consequently, more proxies may be required for SVaR than for VaR. The SVaR metric itself has the same strengths and weaknesses as the Group’s VaR model.

Incremental Risk Charge (IRC)

¡	Captures risk arising from rating migrations and defaults for traded debt instruments incremental to that already captured by Regulatory VaR and SVaR.

As part of CRD III, Barclays was required to introduce IRC to capture the risk arising from ratings migrations or defaults in the traded credit portfolio. IRC measures this risk at a 99.9% confidence level with a one year holding period and applies to all positions in scope for specific risk including sovereign exposure.

378 >

Risk management > Market risk management continued

Barclays IRC model simulates default and ratings transition events for individual names. The behaviour of names is correlated with one another to simulate a systemic factor to model the possibility of multiple downgrades or defaults. The correlations between non-sovereign names are based on the Basel-defined correlations stipulated in the Internal Ratings Based approach to measuring credit risk capital, with a fixed correlation between sovereign names.

Barclays IRC model simulates the impact of a ratings transition by estimating the improvement or deterioration in credit spreads resulting from the transition and assumes that the historically observed average change in credit spreads (measured in relative terms) resulting from ratings transitions provides an accurate estimate of likely widening or tightening of credit spreads in future transitions. For each position, the model computes the impact of spread moves up or down at pre-specified relative movements in spread and the actual impact is obtained by interpolating or extrapolating the actual spread move from these pre-computed values.

Barclays IRC model assumes that ratings transitions, defaults and any spread increases occur on an instantaneous basis. Consequently there is no need to model a reduction in duration or roll off of positions over the one year horizon.

All Price Risk (APR)

Captures all market risks affecting the correlation trading portfolio.

APR covers the correlation trading portfolio and is intended to capture all risk factors relevant to corporate nth-to-default (on a basket of referenced names) and tranched credit derivatives. The capital requirement is based on a 99.9% confidence interval over a one year holding period. The model generates a scenario based on a Monte Carlo simulation and revalues the portfolio under the simulated market scenario. The model captures the following risk factors in the credit correlation portfolio;

¡	Default and ratings migration over a one year time horizon

¡	Credit spread volatility

¡	Recovery risk – uncertainty of the recoverable value under default

¡	Correlation risk
¡	Basis risk – basis between credit indices and its underlying constituents

¡	Hedge slippage – portfolio rebalancing assumption

Barclays APR model is based on the IRC model but also captures market risks not related to transition or default events, such as movements in credit spreads or correlations. These risk factors are included as part of the Monte Carlo simulation using distributions calibrated to historically observed moves.

Regulatory traded risk measurements summary

Barclays maintains a Trading Book Policy Statement (‘TBPS’) which defines the minimum requirements a business must meet to run trading positions and the process by which positions are allocated to trading or banking books. Trading intent is a key element in deciding whether a position should be treated as a trading or banking book exposure.

Currently all trading books must be managed by either Investment Bank or separately by Absa CIBW. Businesses with trading books are required to document their implementation of trading book standards which define how the Barclays-wide TBPS requirements will be implemented. In particular, businesses are expected to evidence trading intent, for example, by setting and enforcing risk and position limits and defining the consequences of breaching these limits.

Positions in the trading book are subject to market risk capital, computed using models where regulatory approval has been granted, otherwise the market risk capital requirement is calculated using standard rules as defined by the PRA in BIPRU. If any of the criteria specified in the TBPS are not met for a position, then that position must be allocated to the banking book.

Most of Barclays market risk regulatory models are assigned the highest model materiality rating of ‘A*’. Consequently, the Regulatory VaR model is subject to annual re-approval at the Executive Models Committee (‘EMC’), which is chaired by the Group Chief Risk Officer and the Group Chief Financial Officer. EMC considers evidence of model suitability provided by the model owner, as well as an independent validation conducted by the Group Centre Independent Validation Unit. The following table summarises the models used for market risk regulatory purposes and the applicable regulatory thresholds.

Component modelled	Number of significant models and size of associated portfolio (RWAs)	Model description and methodology	Applicable regulatory thresholds

Regulatory VaR	1 model; £5.0bn	Equally-weighted historical simulation of potential daily P&L arising from market moves	Regulatory VaR is computed with 10 day holding period and 99% confidence level

SVaR	1 model; £9.9bn	Same methodology as used for VaR model	Regulatory SVaR is computed with 10 day holding period and 99% confidence level

IRC	1 model; £2.1bn	Monte Carlo simulation of P&L arising from ratings migrations and defaults	IRC is computed with one year holding period and 99.9% confidence level

APR	1 model; £1.0bn	Monte Carlo simulation of P&L arising from ratings migrations and defaults and market-driven movements in spreads and correlations	APR is computed with one year holding period and 99.9% confidence level. As required in CRD III, the APR charge is subject to a floor set with reference to standard rules charge

See page 169 for a review of regulatory measures in 2013.

> 379

Regulatory Backtesting

Backtesting is the method by which Barclays checks and affirms that its procedures for estimating VaR are reasonable and serve its purpose of estimating the potential loss arising from unfavourable market movements. Barclays’ backtesting process is a regulatory requirement and seeks to estimate the performance of the regulatory VaR model if it had been employed in prior periods. Performance is measured by the number of exceptions to the model i.e. net trading P&L loss in one trading day is greater than the estimated VaR for the same trading day. If exceptions occur regularly (a 99% confidence interval indicates that one exception will occur in 100 days), Barclays’ procedures could be underestimating VaR.

Backtesting is performed at a legal entity level and at sub-portfolio levels on Barclays’ regulatory VaR model. Regulatory backtesting compares Regulatory VaR at 99% confidence level (1 day holding period equivalent) to a clean and hypothetical P&L as defined in BIPRU 7.10. The consolidated Barclays Bank Plc and Barclays Capital Securities Ltd is the highest level of consolidation for the VaR models that are used in the calculation of regulatory capital.

A backtesting exception is generated when a loss is greater than the daily VaR for any given day.

As defined by the PRA, a green model is consistent with a good working VaR model and is achieved for models that have four or fewer backtesting exceptions in a 12-month period. Backtesting counts the number of days when a loss (as defined by the PRA) exceeds the corresponding VaR estimate, measured at the 99% regulatory confidence level. For the Investment Bank’s VaR model, green model status was maintained for 2013.

Backtesting is also performed on management VaR to ensure it remains reasonable and fit for purpose.

The table below shows the VaR backtesting exceptions in 2013. A backtesting exception is generated when a loss is greater than the VaR for a given day.

Regulatory portfolios	Total exceptions	Status

Equities	3	Green

Commodities	3	Green

Foreign Exchange	3	Green

Credit Correlation	2	Green

Fixed Income Rates	2	Green

Emerging Markets (excluding credit)	2	Green

Credit Support Annex Aware Discounting Valuation	1	Green

Treasury	0	Green

Client Capital Management	0	Green

Fixed Income Credit	0	Green

Emerging Markets Credit	0	Green

Counterparty Risk Trading Single Name Trading	0	Green

380 >

Risk management > Market risk management continued

The charts below show VaR for Barclays’ regulatory portfolios where at least one exception has occurred during 2013. The black lines indicate losses on the small number of days on which they exceeded the VaR amount.

Typical drivers of the exceptions shown above are as follow:

¡	Exceptional market moves, outside the confidence level at which the model operates, for example, the market volatility caused by the Federal Reserve tapering announcement.

¡	Risks which are not captured in VaR (for more information on RNIVs see page 377).

Exceptions are reported to internal management and regulators on a regular basis and exceptions are investigated to ensure the model performs as expected.

Traded Market Risk Control

The metrics that Barclays use to measure market risk are controlled through the use of appropriate limit framework. Limits are set at the total Investment Bank portfolio level, risk factor level, for example, interest rate risk, and at business level, for example, Emerging Markets. Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also used to control risk appetite.

The BFRC ratified firm wide limits are termed A-level limits for total management VaR, risk factor VaR, primary stress and secondary stresses. These are then cascaded down by risk managers in order to meet the firm wide risk appetite.

> 381

Each A-level limit is set after consideration is given to revenue generation opportunities and overall risk appetite approved by the Board. Compliance with limits is monitored by the independent Risk function in the Investment Bank with oversight provided by Group Market Risk.

Throughout 2013, Group Market Risk continued its ongoing programme of conformance reviews on the Investment Bank’s market risk management practices. These reviews are intended to verify the business’s conformance with Barclays Market Risk Control Framework and best practices.

Traded market risk reporting

Investment Bank market risk managers produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly for business and risk managers. These are sent to Group Market Risk for review and a risk summary is presented at the Market Risk Committee and the Investment Bank’s Traded Positions Risk Review. The overall market risk profile is also presented to BFRC on a regular basis.

Management of non-traded market risk

Non-Traded Risk Measurement

Barclays uses a range of complementary technical approaches to measure non-traded market risk.

Summary of measures for non-traded market risk

Measure	Definition

Annual Earnings at Risk	Impact on earnings of a parallel (upward or downward) movement in interest rates.

Economic Value of Equity (EVE)	Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

Economic Capital	Economic Capital (EC) is held to protect against unexpected loss (in excess of expected loss) and calculated over a one year time horizon.

Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period of time.

Stress Testing	Scenario based stress testing using a variety of economic parameters to quantify the impact to P&L and the Balance Sheet under various levels of stress.

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and value metrics (Economic Value of Equity, Economic Capital and VaR).

Annual Earnings at Risk (AEaR)

AEaR measures the sensitivity of net interest income over the next one year period. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a parallel increase or decrease in interest rates (200bps), subject to a minimum interest rate of 0%. 200bp shocks are consistent with industry best practise and supported by banking regulators.

The main model assumptions are:

¡	The balance sheet is kept at the current level i.e. no growth is assumed; and

¡	Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages.

AEaR is applied to the entire banking book, including the liquidity buffer and trades to hedge against non-traded market risk. The metric provides a measure of how interest rate risk may impact the Groups Profit & Loss, providing a simple comparison between risk and returns. The main disadvantage of the metric is its short term focus, as it only measures the impact on a position in the first 12 months. In order to counter this, the Group has implemented additional Economic Value risk metrics.

See page 170 for a review of AEaR in 2013.

Economic Value of Equity (EVE)

Economic Value of Equity (EVE) calculates the change in the present value of the banking book for a parallel upward and downward interest rate (200bps) shock. This shock is useful for drawing comparisons across portfolios, and is also a regulatory reporting requirement. Note that the EVE calculation measures sensitivity in terms of present value, while AEaR measures income sensitivity.

The EVE measure is applied to the entire banking book, including the liquidity buffer and trades to hedge against non-traded market risk and covers the full life of transactions and hedges, ensuring the risk over the whole life of positions are considered. The main weaknesses of this model stem from its simplicity. In particular, it does not capture the impact of business growth or of management actions and is based on the balance sheet as at the reporting date.

Economic Capital (for recruitment, prepayment and residual risk)

Economic Capital (EC) consistent models are used to measure unexpected losses to a 99.98% confidence interval over a 1 year period which reflects the level of confidence (consistent with the Bank’s target AA rating). Within non-traded risk, this measure aims to capture recruitment risk, prepayment risk and residual risk for banking book products (see page 196). EC metrics typically measure variations in economic value from specific sources of risk, for example, prepayment risk EC for fixed rate mortgages predicts the cost of hedging to reduce any mismatch exposure resulting from the impact of an interest rate shock on customer prepayment levels.

EC is used in the active management of the banking book. Limits are set against EC metrics and breaches trigger mitigating actions to reduce exposure to appropriate levels. EC modelling is typically applied only to fixed rate products and the majority of variable rate and administered rate portfolios are not subject to an EC measure.

As part of the Group’s risk appetite and limit framework, limits are set by product and portfolio for the three EC categories across each business unit. Each business unit, in line with Treasury, is tasked with managing the risk to within the levels that in practise involves ensuring any required pre or post hedging takes place in a timely fashion to minimise recruitment and residual risk.

An advantage of EC is that it can calculate unexpected losses to an appropriate degree of confidence given the nature of the risks and covers sources of loss beyond the scope of other models (for instance, AEaR only covers income changes over a one year period; EVE only considers existing business and does not include any dynamic customer behaviour assumptions). The main weaknesses come from necessary simplifying assumptions. In the case of models based on statistical confidence intervals, the choice of the statistical distribution may drive under-prediction of very extreme events (i.e. the real distribution may be “fat-tailed”). To mitigate this, the Group continues to improve its models using long time series of historical data to capture the extreme effects.

See page 171 for a review of EC in 2013.

382 >

Risk management > Market risk management continued

Value at Risk (VaR)

Value at Risk (VaR) is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period. For internal market risk management purposes, the Investment Bank uses a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level for banking book portfolios covered by the measure. This calculation is a present value sensitivity while AEaR is an income sensitivity.

Daily Value at Risk is used to measure residual interest and foreign exchange risks within certain banking book portfolios, following a methodology and approach consistent with that of the trading book.

Quarterly Scaled Value at Risk is used to measure risk in the Liquidity Buffer Investment Portfolio. The calculation uses a 5 year historical period, a 95% confidence level and is scaled from daily to quarterly by a constant of 8.1. The five year historical period is considered to be more reflective of the AFS Banking Book portfolio, i.e. less reactive to current market conditions whilst still capturing the stress period of 2008 and 2009.

Stress Testing

Stress losses are calculated for liquidity buffer portfolio, but not subject to controlled limits.

All Non-traded Market Risk positions are subject to the Banks annual stress testing exercise where scenarios based on economic parameters are used to determine the potential impact of the positions on P&L and the Balance Sheet.

Non-traded Market risk Control

Non-traded market risk is controlled through the use of limits on many of the above risk measures. Limits are set at the total business level and then cascaded down. The total business level limits for AEaR, EVE, EC and VaR are agreed by the Group Market Risk Committee. Compliance with limits is monitored by the respective business market risk team with oversight provided by Group Market Risk.

The interest rate risk for balances with no defined maturity date and an interest rate that is not linked to the base rate is managed by Group Treasury. A series of continuous rolling hedges are used to mitigate the interest rate risk in the banking book.

Non-traded Market risk Reporting

Barclays’ Group market risk function produces a number of detailed market risk reports on a daily, weekly, fortnightly and monthly basis, for business and risk managers. A risk summary is presented at the Market Risk Committee.

Asset Management Structural Risk

Asset management structural risk arises where the fee and commission income earned by asset management products is affected by a change in market levels, primarily through the link between income and the value of assets under management. Asset management structural risk mainly resides in Wealth and Investment Management, where the risk is incorporated into the medium term plan and group wide stress test.

Asset management structural risk is subject to Group policy, with limits set and is reported to the Market Risk Committee.

Asset management structural risk is measured using AEaR considering a 30% fall in equity markets and 200bps increase in yields. Group policy is for businesses to monitor and regularly assess potential hedging strategies.

Management of pension risk

Pension risk control

As the investment strategy of the UKRF is owned and defined by the Trustees who are independent to the bank, pension risk is not governed by the conventional limit framework observed in traded and non-traded market risk. However, risk and positions are reported monthly to the Market Risk Committee (MRC) and periodically to the Pension Management Group (PMG), Pension Executive Board (PEB) and BFRC.

Group Market Risk is responsible for the ongoing challenge of the risk profile and to that aim will ensure the following:

¡	At least annual review of all Pension Funds shortfalls;

¡	Detailed review of liability driven data;

¡	Ensure a continuous and detailed interaction exists between Group Market Risk and the pension asset manager;

¡	To conduct, where necessary, any deep dives to ensure a consistent view of the risk positions of the fund.

Pension risk measurements

The following metrics are used to describe pension risk:

¡	Asset/Liability mismatch under IAS 19R, Funding and Solvency Rules;

¡	Asset VaR and liability VaR;

¡	Total pension risk VaR i.e. which includes potential diversification between assets and liabilities.

The VaR used for pension risk is calibrated at a 95% confidence level, with a one year horizon to reflect the long-term nature of the risk. Whilst the asset portfolio is sensitive to the volatility to any asset class the pension asset manager invests in, the liabilities are mainly exposed to inflation, and interest rates and corporate credit spreads which are the main components of the discount rate.

See page 172 for a review of pension risk in 2013.

> 383

Risk management > Operational risk management

Operational Risk Management Overview

Operational Risk is defined as the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. During 2013 the Board Conduct, Reputation and Operational Risk Committee was established and met to consider the impacts that operational risk may have on the Group.

These disclosures are unaudited unless otherwise stated

Overview (audited)

The management of operational risk has two key objectives:

1.	To minimise the impact of losses suffered, both in the normal course of business (small losses) and from extreme events (large losses).

2.	To improve the effective management of the Group and strengthen its brand and external reputation.

Barclays is committed to the measurement and management of operational risk and was granted a waiver by the FSA (now the PRA) to operate an Advanced Measurement Approach (AMA) for operational risk under Basel 2, which commenced in January 2008. The majority of the Group calculates regulatory capital requirements using AMA (93% of capital requirements), however, in specific areas we apply the Basic Indicator Approach (7%). Barclays works to benchmark its internal operational risk management and measurement practices with peer banks and to drive the further development of advanced techniques.

Organisation and structure (audited)

Barclays is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. Barclays has an overarching framework that sets out Barclays approach to internal governance (‘the Barclays Guide’). The Barclays Guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and monitoring compliance.

A key component of the Barclays Guide is the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective. The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (COSO), are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group Operational Risk Framework.

Operational Risk is one of six Principal Risks in the EMRF and comprises a number of specific Key Risks defined as follows:

¡	CyberSecurity: Risk of loss or detriment to Barclays’ business and customers as a result of actions committed or facilitated through the use of networked information systems;

¡	External supplier: Inadequate selection and ongoing management of external suppliers;

¡	Financial reporting: Reporting mis-statement or omission within external financial or regulatory reporting;

¡	Fraud: Dishonest behaviour with the intent to make a gain or cause a loss to others;

¡	Information: Inadequate protection of Barclays’ information in accordance with its value and sensitivity;

¡	Legal: Failure to identify and manage legal risks;

¡	Payments: Failure in operation of payments processes;

¡	People: Inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours;

¡	Premises & security: Unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats;

¡	Product: Inadequate design, assessment and testing of products/ services;

¡	Regulatory: Failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry;

¡	Taxation: Failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage;

¡	Technology: Failure to develop and deploy secure, stable and reliable technology solutions; and

¡	Transaction operations: Failure in the management of critical transaction processes.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage. For more information on Legal, Regulatory and Taxation risks please see pages 111 to 115.

384 >

Risk management > Operational risk management continued

The Operational Risk Framework comprises a number of elements which allow Barclays to manage and measure its Operational risk profile and to calculate the amount of Operational risk capital that Barclays needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the Group Operational Risk Policies. This framework is implemented across the Group:

¡	vertically, through the organisational structure with all businesses required to implement and operate an Operational risk framework that meets, as a minimum, the requirements detailed in these operational risk policies; and

¡	horizontally, with the Group Key Risk Officers required to monitor information relevant to their Key Risk from each Operational risk framework element.

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Operational risk partners are widely distributed throughout the Group and support these areas, assisting line managers in understanding and challenging the effectiveness of management of risks that they own.

The Operational Risk Director (or equivalent) for each business is responsible for ensuring the implementation of and compliance with Group Operational Risk policies.

The Group Operational Risk Director is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of Operational Risk across the Group. The Operational Risk & Control Committee (OR&CC) is the senior executive body responsible for the oversight and challenge of Operational Risk and the control environment in Barclays. The outputs of the OR&CC are presented to the Board Conduct, Reputation and Operational Risk Committee (BCRORC).

In addition, specific operational risk committees or governance and control committees at the business level, monitor the risk and control environment. The OR&CC receives reports from these committees and considers Group-significant control issues and their remediation. In addition, the OR&CC presents control issues to the Board Audit Committee (BAC).

Businesses are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks to their business objectives and the effectiveness of key controls, control issues of Group-level significance, operational risk events and a review of scenarios and capital. Specific reports are prepared on a regular basis for OR&CC, BCRORC and BAC.

The Internal Audit function provides further independent review and challenge of the Group’s operational risk management controls, processes and systems and reports to the Board and senior management.

Operational risk management (audited)

The Barclays Operational Risk framework is a key component of the Enterprise Risk Management Framework and has been designed to meet a number of external governance requirements including the Basel Capital Accord, the Capital Requirements Directive and Turnbull guidance as an evaluation framework for the purposes of Section 404 of the Sarbanes-Oxley Act. It also supports the Sarbanes-Oxley requirements.

The operational risk framework includes the following elements:

Risk and control self-assessments

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

A standard threshold is used across the Group for reporting risk events and part of the analysis includes the identification of improvements to processes or controls, to reduce the recurrence and/or magnitude of risk events. For significant events, both financial and non-financial, this analysis includes the completion of a formal lessons learnt.

Barclays also uses a database of external risk events which are publicly available and is a member of the Operational RiskData eXchange (ORX), a not-for-profit association of international banks formed to share anonymous loss data information. Barclays uses this external loss information to support and inform risk identification, assessment and measurement.

Key indicators

Key Indicators (KIs) are metrics which allow Barclays to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business. KIs are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision making and actions.

> 385

Operational risk appetite

Barclays approach to determining its operational risk appetite combines both quantitative measures and qualitative judgement, in order to best reflect the nature of non-financial risks.

The monitoring and tracking of operational risk measures is supplemented with qualitative review and discussion at senior management executive committees on the action being taken to improve controls and reduce risk to an acceptable level.

Operational risk appetite is aligned to the Group’s Risk Appetite Framework. The Board Conduct, Reputation and Operational Risk Committee considers and recommends to the Board for approval, via the Enterprise Wide Risk Committee, the Group’s risk appetite statement for Operational Risk based on performance in the current year and the projections for financial volatility the following year.

Reporting

The ongoing monitoring and reporting of operational risk is a key component of the Barclays Operational Risk Framework. Reports are used by the Operational Risk function and by Business management to understand, monitor, manage and control operational risks and losses.

The operational risk profile is reviewed by senior management at the Operational Risk & Control Committee and the Board at the Board Conduct, Reputation and Operational Risk Committee.

Key risk scenarios

¡	Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements (see following section on Operational Risk Measurement). The assessment is performed by Key Risk Officers, taking into account analysis of internal and external loss experience, key risk indicators, risk and control self-assessments and other risk information. The businesses and functions analyse potential extreme scenarios, considering:

¡	the circumstances and contributing factors that could lead to an extreme event;

¡	the potential financial and non-financial impacts (eg reputational damage); and

¡	the controls that seek to limit the likelihood of such an event occurring, and the mitigating actions that would be taken if the event were to occur (eg crisis management procedures, business continuity or disaster recovery plans).

Management may then conclude whether the potential risk is acceptable (within appetite) or whether changes in risk management control or business strategy are required.

Operational risk measurement

Barclays assesses its operational risk capital requirements using an Advanced Measurement Approach. The approach involves estimating the potential range of losses that could be incurred in a year from operational risk events, using statistical distributions. Regulatory capital requirements are set to cover 99.9% of the estimated losses. Barclays also assesses its economic capital requirements to cover 99.98% of the estimated losses that exceed the typical losses (diversified across all risk classes).

The potential frequency and severity of losses is estimated for each Key Risk (within the Operational Risk category) in each business and function. The potential range of individual loss severities is represented by a statistical distribution, estimated from the average loss size and three extreme scenarios (from Key Risk Scenarios), as well as loss data from the Operational RiskData eXchange (ORX).

The capital calculation also takes into account the possibility of correlations between operational risk losses occurring in a year (between risks within businesses and functions and between businesses and functions).

In certain joint ventures and associates, Barclays may not be able to apply the AMA and so uses the Basic Indicator Approach (BIA) to calculate operational risk capital. With the BIA, Barclays is required to hold a certain percentage, currently 15% of average gross income, in capital. Areas where the BIA is applied are: the Africa RBB businesses, including Barclays Bank Mozambique and National Bank of Commerce (Tanzania); Barclays Bank PLC Pakistan; the new to bank business activities acquired from Lehman Brothers; and the portfolios of assets purchased from Woolworths Financial Services in South Africa, Citi Cards Portugal and Italy, Standard Life Bank, ING Direct, MBNA Corporate Cards, Upromise, RCI, Egg Cards, EdCon, Sallie Mae and Ameriprice.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

386 >

Risk management > Liquidity risk management

Liquidity Risk
Liquidity risk is the risk that a firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events.
These disclosures are unaudited unless otherwise stated

Overview (audited)

The Board has formally recognised a series of risks that are continuously present in Barclays and materially impact the achievement of Barclays’ objectives one of which is Funding risk. Liquidity risk is recognised as a Key risk within Funding risk. The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Management Framework (the Liquidity Framework) which is designed to maintain liquidity resources that are sufficient in amount and quality and a funding profile, which is appropriate to maintain market confidence in the Group’s name and meet the liquidity risk appetite as expressed by the Board.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Governance and organisation (audited)

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities by the Board Financial Risk Committee. The Liquidity Framework is subject to annual review. The Liquidity Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the Liquidity Risk Appetite.

The Board sets the Group’s Liquidity Risk Appetite (LRA), being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Treasury Committee is responsible for the management and governance of the mandate defined by the Board and includes the following sub-committees:

¡	The Balance Sheet Management Committee – provides a coordinated forum to oversee the management and governance of Balance Sheet Management including behavioural mismatch, structural risk, and transfer pricing;

¡	The Investment Advisory Group supervises the investment of a portion of the Group’s liquidity pool in longer dated liquid assets. The Investment Advisory Group approves a detailed allocation framework across assets and tenors, and reviews the performance and risks associated with these holdings. The holdings are subject to limits set by the Board Financial Risk Committee and by the independent Group market and credit risk functions; and

¡	The Funding and Liquidity Risk Committee, a sub-committee of the Balance Sheet Management Committee, is responsible for the review, challenge and recommendation of the Liquidity Framework to the Treasury Committee.

Liquidity risk framework

Barclays has a comprehensive Liquidity Framework for managing the Group’s liquidity risk. The Liquidity Framework is designed to deliver the appropriate term and structure of funding consistent with the Liquidity Risk Appetite set by the Board.

The Liquidity Framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet and contingent liabilities and a Contingency Funding Plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds, which together reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group’s obligations as they fall due. The stress tests assess potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows, if a stress occurred.

The Group maintains a Contingency Funding Plan which details how liquidity stress events of varying severity would be managed. Since the precise nature of any stress event cannot be known in advance, the plans are designed to be flexible to the nature and severity of the stress event and provide a menu of options that could be used as appropriate at the time. Barclays also maintains Recovery Plans which consider actions to generate additional liquidity in order to facilitate recovery in a severe stress.

Ongoing business management	Early signs/ Mild stress	Severe Stress	Recovery	Resolution
¡LRA and Planning ¡ Liquidity limits ¡Early Warning Indicators Committee	¡Monitoring and review ¡ Low cost actions and balance sheet optimism	¡Activate Contingency Funding Plan ¡ Balance sheet reduction and business limitations	¡Asset and liability actions to generate additional liquidity	¡Ensure an orderly resolution can be carried out if necerssary, without adverse systemic risk or exposing the public fund to loss

> 387

Ongoing business management

Risk appetite and planning

Under the Liquidity Framework, Barclays has established a Liquidity Risk Appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The key expression of the liquidity risk is through internal stress tests. This involves comparing the liquidity pool with anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

The LRA is reviewed on a continuous basis and is subject to formal Board approval at least annually. The Group runs three primary liquidity stress scenarios, aligned to the PRA’s prescribed stresses:

¡	90 day market-wide stress event;

¡	30 day Barclays-specific stress event; and

¡	30 day combined market-wide and Barclays-specific stress event.

In addition to the liquidity pool, the Liquidity Framework provides for other management actions, including generating liquidity from other liquid assets on the Group’s balance sheet in order to meet additional stress outflows, or to preserve or restore the Liquidity Pool in the event of a liquidity stress

Liquidity limits

Barclays manages limits on a variety of on and off-balance sheet exposures, a sample of which is shown in the table below. These limits serve to control the overall extent and composition of liquidity risk taken by managing exposure to the cash outflows.

Examples of Liquidity Limits

Money market framework	FX Cashflow limits	Concentration limits	Structurered Notes limits

Secured Mismatch limits	Debt Buyback limits	Off-Balance Sheet commitment limits	Ratings Downgrade limits

Internal pricing and incentives

Barclays actively manages the composition and duration of the balance sheet and of contingent liquidity risk through the transfer of liquidity premium directly to business units. Liquidity premiums are charged and credited to businesses according to the behavioural life of assets and liabilities and contingent liquidity risk. These transfer pricing mechanisms are designed to ensure that liquidity risk is reflected in product pricing and performance measurement, thereby ensuring that the Liquidity Framework is integrated into business level decision making to drive the appropriate mix of sources and uses of funds.

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

Contingency Funding Plan and Recovery Resolution Plan

Barclays maintains a Contingency Funding Plan (CFP), which is designed to provide a framework where a liquidity stress could be effectively managed. The CFP is proportionate to the nature, scale and complexity of the business and is tested to ensure that it is operationally robust. The CFP details the circumstances in which the plan could be invoked, including as a result of adverse movements in Liquidity Early Warning Indicators. As part of the plan the Barclays Treasurer has established a Liquidity Management Committee (LMC) On invocation of the CFP, the LMC would meet to identify the likely impact of the event on the Group and determine the response, which would be proportionate to the nature and severity of the stress.

The CFP provides a communication plan and includes management actions to respond to liquidity stresses of varying severity. These could include monetising the liquidity pool, slowing the extension of credit and increasing the tenor of funding.

The Group continues to work with the authorities on recovery and resolution planning (RRP). The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has since continued to work with the authorities to identify and address any impediments to resolvability.

Barclays also maintains a Group Recovery Plan, which details potential actions in the event of a severe stress including securitising or selling assets, disposals, divestment and capital raising.

388 >

Risk management > Capital risk management

Overview

Capital risk is the risk that the Group has insufficient capital resources to:

■  Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

■   Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and

■   Support its growth and strategic options.

These disclosures are unaudited unless otherwise stated

Overview (audited)

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

Provide a viable and sustainable business offering by maintaining adequate capital to cover the Group’s current and forecast business needs and associated risks

¡ Maintain a capital and leverage plan on a short-term and medium-term basis aligned with strategic objectives

¡  Meet minimum regulatory requirements at all times in the UK and in all other jurisdictions that the Group operates in, such as the United States and South Africa where regulated activities are undertaken

Ensure the Group and legal entities maintain adequate capital to withstand the impact of the risks that may arise under the stressed conditions analysed by the Group

¡ Perform Group-wide internal and regulatory stress tests

¡ Maintain capital buffers over regulatory minimums

¡  Develop contingency plans for severe (stress management actions) and extreme stress tests (recovery actions)

Support a strong credit rating	¡ Maintain capital and leverage ratios aligned with rating agency expectations

Our approach to capital risk management

We adopt a forward-looking, risk based approach to Capital Risk Management. Capital demand and supply is actively managed on a centralised basis, at a business level, at a local entity level and on a regional basis taking into account the regulatory, economic and commercial environment in which Barclays operates.

Capital planning

Capital forecasts are managed on a top-down and bottom-up analysis through both short-term (monthly for year 1) and medium-term (3 year) financial planning cycles. Barclays’ capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support the approved risk profile and business needs, including our Transform financial commitments. As a result, the Group holds a diversified pool of capital resources that provides strong loss absorbing capacity and optimised returns.

Capital planning also includes managing capital against leverage targets. These requirements are being developed by the Basel Committee and by national regulators. The Group is required to meet the PRA’s leverage requirements calculated on a PRA adjusted CET1 capital base plus qualifying Additional Tier 1 capital using CRD IV leverage exposure.

Barclays’ capital plans are continually monitored against relevant internal target capital ratios to ensure they remain appropriate, and consider risks to the plan including possible future regulatory changes.

Local management ensures compliance with an entity’s minimum regulatory capital requirements by reporting to local asset and liability committees with oversight by the Group’s Capital Committee, as required.

Target ratios

The Group’s capital plan and target ratios are set in consideration of CRD IV, and draft Recovery and Resolution Directive (RRD) requirements. The target capital structure expected to be achieved during the course of 2015 in consideration of these requirements and the Transform commitments anticipate a target:

¡	Fully loaded CRD IV CET1 ratio of 10.5% comprising of an expected 4.5% regulatory minimum CET1 ratio requirement leading to a 9.0% regulatory target CET1 ratio including Conservation and Global Systemic buffers (but excluding Pillar 2A and counter-cyclical buffer) and a 1.5% CET1 ‘internal management buffer’;

¡	1.5% Additional Tier 1 layer (excluding Pillar 2A); and

¡	5.0% Tier 2 debt capital to meet a internal target 17% total capital ratio.

In addition to Barclays’ end state capital structure, target ratios have also been set in respect of the PRA’s leverage ratio expectation of 3.0% applicable from June 2014.

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

> 389

Risk identification

Capital demand is assessed and quantified for credit, market, operational, interest rate risk on the banking book, pension obligation risk and securitisation risks, in line with the PRA’s regulatory requirements.

Barclays Treasury works closely with Group Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are incorporated in the Group’s capital plan. Capital risks against firm-specific and macroeconomic early warning indicators are monitored and reported to the Treasury Committee, associated with clear escalation channels to Senior Management.

Stress testing

Internal stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios, arising from 1 in 7 year and 1 in 25 year stresses. Actual recent economic, market and peer institution stresses are used to inform the assumptions of the stress tests and assess the effectiveness of mitigations strategies.

The Group also undertakes stress tests prescribed by the PRA and ECB. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible stressed conditions.

Risk mitigation

As part of the stress testing process actions are identified that should be taken to mitigate risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan defines the actions and implementation strategies available for the Group to increase or preserve capital resources in the event that stress events are more extreme than anticipated. In addition, the strong regulatory focus on resolvability has continued in 2013, from both UK and international regulators. The Group continues to work with the authorities on recovery and resolution planning (RRP), and the detailed practicalities of the resolution process, including the provision of information that would be required in the event of a resolution, so as to enhance Barclays resolvability (a Citizenship commitment made in May 2012).

Transferability of capital

The Group’s policy is for surplus capital held in Group entities to be repatriated to BBPLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the redeployment of capital across legal entities. The Group is not aware of any material impediments to the prompt transfer of capital resources, in line with the above policy, or repayment of intra-group liabilities when due.

Governance

The Group and legal entity capital plans are underpinned by the Capital Management Framework, which includes the capital management policies and practices approved by the Capital Committee. These are implemented consistently and aimed at delivering on the Group objectives.

Group Treasury Committee and the Board approve the Group capital plan, stress tests and Recovery Plan. The Group Treasury Committee also manages compliance with the Group’s capital management objectives and reviews actual and forecast capital demand and resources on a monthly basis. The Board Financial Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast (see pages 47 to 49) in order to understand and manage the Group’s projected capital adequacy.

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

The Group submits its Board approved ICAAP document to the PRA on an annual basis, which forms the basis of the Individual Capital Guidance (ICG) set by the PRA.

Pillar 3 disclosures are approved by the Board and publicly available as a separate document in line with the Basel 3 and PRA requirements.

Ongoing capital management risks

Capital ratio sensitivity to foreign exchange rate movements

The Group has capital resources and RWAs denominated in foreign currencies. Changes in foreign exchange rates result in changes in the GBP equivalent value of foreign currency denominated capital resources and RWAs. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements.

The Group’s capital ratio management strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency CET 1, Tier 1 and Total capital resources to foreign currency RWAs the same as the Group’s consolidated capital ratios.

The Group’s investments in foreign currency subsidiaries and branches, to the extent that they are not hedged for foreign exchange movements, translate into GBP upon consolidation creating CET1 capital resources sensitive to foreign currency movements. Changes in the GBP value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

To create foreign currency Tier 1 and Total Capital resources additional to the CET1 capital resources, the Group issues, where possible, debt capital in non-GBP currencies. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC in USD and EUR, but can also be achieved by subsidiaries issuing capital in local currencies, such as Barclays Africa Group Limited in South Africa.

390 >

Shareholder information > Contents

Resources for shareholders including a summary of the Company Articles of Association and contact details for Shareholder enquiries.

Shareholder information	392

Shareholder enquiries	483

Index	484

Your Barclays shareholding	486

> 391

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year since its incorporation in 1896.

Since December 2009 Barclays has declared and paid dividends on a quarterly basis. A final dividend for the full year ended 31 December 2012 of 3.5p was paid in March 2013 and there were three equal payments in June, September and December 2013 of 1p per ordinary share. A final dividend for the full year ended 31 December 2013 of 3.5p was announced on 11 February 2014 for payment on 28 March 2014.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2013	2012	2011	2010	2009
Interim	3.00	3.00	3.00	3.00	1.00
Final	3.50	3.50	3.00	2.50	1.50
Total	6.50	6.50	6.00	5.50	2.50

USD per 25p ordinary share
	2013	2012	2011	2010	2009
Interim	0.05	0.05	0.05	0.05	0.02
Final	0.06	0.05	0.05	0.04	0.02
Total	0.11	0.10	0.10	0.09	0.04

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

USD per American Depositary Share
	2013	2012	2011	2010	2009
Interim	0.18	0.19	0.19	0.18	0.07
Final	0.23	0.22	0.19	0.16	0.09
Total	0.41	0.41	0.38	0.34	0.16

The final dividends shown above are expressed in USD translated at the closing spot rate for GBP as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on the latest practicable date for inclusion in this report. No representation is made that GBP amounts have been, or could have been, or could be, converted into USD at these rates.

Trading market for ordinary shares of Barclays PLC

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2013, 16,113,310,549 ordinary shares were in issue.

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

There were 596 ADR holders and 1,637 recorded holders of ordinary shares with US addresses at 31 December 2013, whose shareholdings represented approximately 3.39% of total outstanding ordinary shares on that date. Since a certain number of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US is not representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

Sale prices for ordinary shares
	25p ordinary shares		American Depositary Shares
	High p	Low p	High US$	Low US$
2014
By month:
January	296.50	269.35	19.58	17.85
February	275.00	252.00	18.21	16.97

2013
By month:
September	283.08	263.36	18.05	16.32
October	283.65	263.25	18.08	16.81
November	271.70	249.00	17.78	16.04
December	271.95	251.30	18.13	16.41

By Quarter:
First quarter	302.39	242.39	18.93	15.91
Second quarter	308.39	256.06	18.46	15.77
Third quarter	299.29	259.30	18.34	15.69
Fourth quarter	283.65	249.00	18.13	16.04

2012
First quarter	287.45	176.75	16.27	11.18
Second quarter	240.61	160.00	15.24	10.30
Third quarter	237.00	148.20	14.81	9.31
Fourth quarter	288.00	214.50	17.47	14.09

2011	333.55	138.85	21.64	8.55
2010	383.20	255.40	24.10	15.40
2009	383.60	51.20	25.40	3.10

392 >

Shareholder information

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31 December 2013[a]	Number of shareholders	Percentage of holders	Shares held	Percentage of capital
Classification of shareholders
Personal Holders	303,857	95.54	504,720,882	3.13
Banks and Nominees	4,131	1.30	15,089,784,249	93.65
Other Companies	10,051	3.16	518,756,190	3.22
Insurance Companies	6	–	35,448	–
Pension Funds	9	–	13,780	–
Total	318,054	100.00	16,113,310,549	100.00
Shareholding range
1 - 100	19,797	6.22	753,676	–
101 - 250	65,218	20.51	13,283,539	0.08
251 - 500	88,598	27.85	30,813,640	0.19
501 - 1,000	51,579	16.22	36,541,155	0.23
1,001 - 5,000	66,941	21.05	146,604,799	0.92
5,001 - 10,000	13,454	4.23	94,626,012	0.59
10,001 - 25,000	8,334	2.62	126,299,025	0.78
25,001 - 50,000	1,991	0.63	68,216,175	0.42
50,001 and over	2,142	0.67	15,596,172,528	96.79
Totals	318,054	100.00	16,113,310,549	100.00
United States Holdings	1,637	0.51	12,156,662	0.08

Note

a These figures include Barclays Sharestore members.

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pound Sterling. For the months of September 2013 through to February 2014, the highest and lowest closing spot rates expressed in USD per GBP were:

	(US Dollars per Pound Sterling)
	February	January	December	November	October	September
	2014		2013
High	1.67	1.66	1.66	1.64	1.62	1.62
Low	1.63	1.64	1.63	1.59	1.60	1.55

	(US Dollars per Pound Sterling)
	2013	2012	2011	2010	2009
Average	1.56	1.59	1.61	1.54	1.57

On 4 March 2014, the Closing Spot Rate in Pound Sterling was $1.67.

No representation is made that GBP amounts have been, or could have been, or could be, converted into USD at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

> 393

Shareholder information

Taxation of UK holders

The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the ‘Bank’), or ADSs representing such Ordinary Shares or Preference Shares (together the ‘Shares’).

It is based on current law and the practice of Her Majesty’s Revenue and Customs (‘HMRC’), which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, the summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them. The statements are not addressed to: (i) shareholders who own (or are deemed to own) 10 per cent. or more of the voting power of Barclays PLC or the Bank; (ii) shareholders who hold Shares as part of hedging transactions; (iii) investors who have (or are deemed to have) acquired their Shares by virtue of an office or employment; and (iv) Shareholders who hold Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate Shareholder, through a permanent establishment or otherwise). It does not discuss the tax treatment of classes of shareholder subject to special rules, such as dealers in securities.

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

If the shareholder is a UK resident individual liable to income tax only at the basic rate, then he/she will be liable to UK income tax of 10% of the gross dividend. Since the tax credit will fully match this liability, there should be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher or additional rates, there will be a further liability to tax because the tax credit will not fully match the tax liability. Higher/additional rate taxpayers are taxable on the gross dividend at special marginal rates (currently 32.5%/ 37.5% respectively) against which the tax credit may be set.

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

394 >

Shareholder information

(iii) Taxation of capital gains

Where shares are disposed of, a liability to tax on capital/chargeable gains may arise, depending on the shareholder’s circumstances. Where shares are sold, a liability to tax may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs and in certain circumstances indexation relief. To arrive at the total base cost of any Barclays PLC shares held, in appropriate cases the amount subscribed for rights taken up in 1985, 1988 and 2013 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31 March 1982 to be substituted for the original cost of shares purchased before that date. Shareholders other than those within the charge to corporation tax should note that, following the Finance Act 2008, no indexation allowance will be available. Shareholders within the charge to UK corporation tax may be eligible for indexation allowance.

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

Taxation of US holders

The following is a summary of the principal US tax consequences for US holders of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the ‘Bank’), or ADSs representing such Ordinary Shares or Preference Shares, and who are citizens or residents of the US, or otherwise who are subject to US federal income tax on a net income basis in respect of such securities, that own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organizations, (iv) life insurance companies, (v) holders liable for alternative minimum tax, (vi) holders that actually or constructively own 10% or more of Barclays voting stock, (vii) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, (viii) holders that purchase or sell shares or ADSs as part of a wash sale, (ix) holders whose functional currency is not the US dollar, or (x) holders who are resident, or (in the case of individuals) ordinarily resident, or who are carrying on a trade, in the UK. The summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

> 395

Shareholder information

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

(i) Taxation of dividends

Subject to the PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC or Barclays Bank PLC, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxable to the holder at preferential rates, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preference shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. Dividends paid by Barclays, with respect to the ordinary or preference shares or ADSs will generally be qualified dividend income.

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

The amount of the dividend distribution includable in income will be the US Dollar value of the Pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US and will not be eligible for the special tax rates applicable to qualified dividend income.

Distributions in excess of current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because we do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes, it is expected that distributions with respect to the shares and ADSs will generally be reported to US holders as dividends.

396 >

Shareholder information

(ii) Taxation of capital gains

Subject to the PFIC rules discussed below, generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Generally, a US holder will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and a US holder’s tax basis, determined in US Dollars, in its shares or ADSs. Capital gain of a noncorporate US holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

(vi) Stamp duty

No obligation to pay UK stamp duty will arise on the transfer on sale of an ADS, provided that any instrument of transfer is not executed in, and remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement to transfer an ADS.

(vii) Estate and gift tax

Under the Estate and Gift Tax Convention between the United Kingdom and the United States, a US holder generally is not subject to UK inheritance tax.

FATCA Risk Factor

In certain circumstances shares or ADSs may be subject to US withholding tax starting in 2017

The United States has passed legislation (commonly referred to as ‘FATCA’) which generally will impose new information reporting and other requirements with respect to certain holders of ‘financial accounts’, as such term is defined in the FATCA rules. Under FATCA, non-US financial institutions generally will be required to either (i) enter into agreements with the US Internal Revenue Service (‘IRS’) to identify financial accounts held by US persons or entities with substantial US ownership, as well as accounts of other ‘financial institutions’ that are not themselves participating in (or otherwise exempt from) the FATCA reporting regime or (ii) comply with the terms of an intergovernmental agreement entered into between the non-US financial institution’s local jurisdiction with the United States. For these purposes, the term ‘financial institution’ includes, among others, banks, insurance companies and funds that are engaged primarily in the business of investing, reinvesting or trading in securities, commodities or partnership interests.

If a participating non-US financial institution makes a covered payment to an accountholder that has not provided information requested to enable the institution to comply with its FATCA reporting obligations, or if the recipient of the payment is a non-participating non-US financial institution (that is not

> 397

Shareholder information

otherwise exempt), the payor may be required to withhold 30% on all or a portion of the payment. The withholding tax on payments to a non-participating non-US financial institution generally will apply whether the financial institution is receiving payments for its own account or on behalf of another person. The IRS has not yet issued guidance on how this withholding tax will be calculated with respect to such payments.

The UK has entered into an intergovernmental agreement to implement FATCA with the United States. As residents of the UK, it is not expected that either Barclays PLC or Barclays Bank PLC will be required to withhold tax under FATCA on payments made with respect to the shares or ADSs.

If FATCA withholding were to apply, an investor may be able to obtain a credit for or refund of any amounts withheld under these rules, provided the required information is furnished to the IRS on a timely basis. An investor that is a non-US financial institution generally will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such institution to a reduced rate of tax on the payment that was subject to withholding under these rules. Investors generally will not be entitled to interest from the IRS for the period prior to the refund.

Financial institutions in jurisdictions that have entered into intergovernmental agreements to implement FATCA with the United States generally will be able to receive payments free of withholding under FATCA. To date, a number of jurisdictions have entered into such intergovernmental agreements with the United States, and a number of other jurisdictions have announced their intention to enter into such intergovernmental agreements.

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

398 >

Shareholder information

Fees and Charges Payable by a Holder of ADSs

The ADR depositary collects fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.

The charges of the ADR depositary payable by investors are as follows:

Type of service	ADR depositary actions		Fee
ADR depositary or substituting the underlying shares	Issuance of ADSs against the deposit of ordinary shares, including deposits and issuances in respect of:		$5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered

	–	Share distributions, stock splits, rights issues, mergers

	–	Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities
Receiving or distributing cash dividends		Distribution of cash dividends	$0.04 or less per ADS*
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities		$5.00 or less per each 100 ADSs (or portion thereof)
Withdrawing an underlying ordinary share	Acceptance of ADSs surrendered for withdrawal of deposited ordinary shares		$5.00 or less for each 100 ADSs (or portion thereof)
General depositary services, particularly those charged on an annual basis	Other services performed by the ADR depositary in administering the ADS program		No fee currently payable
Expenses of the ADR depositary	Expenses incurred on behalf of holders in connection with:		Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions
	–	Taxes and other governmental charges
	–	Cable, telex and facsimile transmission/delivery
	–	Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares
	–	Expenses of the ADR depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
	–	Any other charge payable by the ADR depositary or its agents

*Barclays introduced fees in relation to the distribution of cash dividends of $0.01 per ADS (per ADR depositary contract year) in respect of the third interim dividend for the year ended 31 December 2013 which was paid in December 2013.

> 399

Shareholder information

Fees and Payments made by the ADR depositary to Barclays

The ADR depositary has agreed to reimburse certain Barclays expenses related to the Barclays ADS program and incurred by Barclays in connection with the program up to $1m per annum (paid in two instalments each ADR depositary contract year). The table below sets out the expenses that the ADR depositary reimbursed and the amounts reimbursed (for the second half of the ADR depositary contract year which ran from August 2012 to August 2013) in the year ended 31 December 2013 (the first instalment was paid in the year ended 31 December 2012), which include certain expenses paid by the ADR depositary to third parties on behalf of Barclays:

Category of expense reimbursed to Barclays	Amount reimbursed for the Year Ended 31 December 2013

(000s)
Audit fees and Section 404 Sarbanes-Oxley Act Compliance	$198.4
Distribution of voting documentation – AGM	$105.6
NYSE listing fees	$196.0
Total	$500.0

Under certain circumstances, including removal of the ADR depositary or termination of the ADS program by Barclays, Barclays may be charged by the ADR depositary certain fees (including in connection with depositary services, certain expenses paid on behalf of Barclays, an administrative fee, and any other reasonable fees/expenses incurred by the ADR depositary).

The ADR depositary has agreed to waive certain of its fees chargeable to Barclays with respect to standard costs associated with the administration of the ADS program.

400 >

Shareholder information

Articles of Association

The Company is a public limited company registered in England and Wales under company number 48839. Barclays, originally named Barclay & Company Limited, was incorporated in England and Wales on 20 July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17 February 1917 and it was registered on 15 February 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1 January 1985, the Company changed its name to Barclays PLC.

Under the Companies Act 2006 a company’s Memorandum of Association now need contain only the names of the subscribers and the number of shares each subscriber has agreed to take. For companies in existence as of 1 October 2009, all other provisions which were contained in the company’s Memorandum of Association, including the company’s objects, are now deemed to be contained in the company’s Articles. The Companies Act 2006 also states that a company’s objects are unrestricted unless the company’s Articles provide otherwise.

The Articles of Association were adopted at the Company’s Annual General Meeting (AGM) on 30 April 2010 and amended at the AGM of the Company on 25 April 2013.

The Company may, by special resolution, amend its Articles of Association.

The following is a summary and explanation of the current Articles of Association.

Directors

(i)	The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors.

(ii)	Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £2,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the Company. Each Director is entitled to reimbursement for all reasonable travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.

(iii)	No Director may act (either himself/herself or through his/her firm) as an auditor of the Company. A Director may hold any other office of the Company on such terms as the Board shall determine.

(iv)	At each AGM of the Company, one third of the Directors (rounded down) are required under the Articles of Association to retire from office by rotation and may offer themselves for re-election. The Directors so retiring are first, those who wish to retire and not offer themselves for re-election and, second those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Director, no person shall (unless recommended by the Board) be eligible for election unless a member notifies the Company Secretary in advance of his/her intention to propose a person for election. It is Barclays’ practice that all Directors offer themselves for re-election annually in accordance with the UK Corporate Governance Code.

(v)	The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/ herself for reappointment. He/she is not taken into account in determining the number of Directors retiring by rotation.
(vi)	The Board may appoint any Director to any executive position or employment in the Company on such terms as they determine.

(vii)	The Company may by ordinary resolution remove a Director before the expiry of his/her period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may by ordinary resolution appoint another person who is willing to act to be a Director in his/her place.

(viii)	A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate).

(ix)	The Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, the Company’s interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.

(x)	A Director may hold positions with or be interested in other companies and, subject to legislation applicable to the Company and the FCA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(a)	to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);

(b)	to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility;

(c)	to obtain insurance for the benefit of Directors;

(d)	involving the acquisition by a Director of any securities of the Company (or any other member of the Group) pursuant to an offer to existing holders of securities or to the public;

(e)	that the Director underwrite any issue of securities of the Company (or any other member of the Group);

(f)	concerning any other company in which the Director is interested as an officer or creditor or Shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and

(g)	concerning any other arrangement for the benefit of employees of the Company (or any other member of the Group) under which the Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

> 401

(xi)	A Director may not vote or be counted in the quorum on any resolution which concerns his/her own employment or appointment to any office of the Company or any other company in which the Company is interested.

(xii)	Subject to applicable legislation, the provisions described in sub-paragraphs (x) and (xi) may be relaxed or suspended by an ordinary resolution of the members of the Company or any applicable governmental or other regulatory body.

(xiii)	A Director is required to hold an interest in ordinary shares having a nominal value of at least £500, which currently equates to 2,000 Ordinary Shares unless restricted from acquiring or holding such interest by any applicable law or regulation or any applicable governmental or other regulatory body. A Director may act before acquiring those shares but must acquire the qualification shares within two months from his/her appointment. Where a Director is unable to acquire the requisite number of shares within that time owing to law, regulation or requirement of any governmental or other relevant authority, he/she must acquire the shares as soon as reasonably practicable once the restriction(s) end.

(xiv)	The Board may exercise all of the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

Classes of shares

The Company only has Ordinary Shares in issue. The Articles of Association also provide for pound sterling preference shares of £100 each, US dollar preference shares of $100 each, US dollar preference shares of $0.25 each, euro preference shares of €100 each and yen preference shares of ¥10,000 each (together, the Preference Shares). In accordance with the authority granted at the AGM on 25 April 2013, Preference Shares may be issued by the Board from time to time in one or more series with such rights and subject to such restrictions and limitations as the Board may determine. No Preference Shares have been issued to date.

Dividends

Subject to the provisions of the Articles and applicable legislation, the Company in general meeting may declare dividends on the Ordinary Shares by ordinary resolution, but any such dividend may not exceed the amount recommended by the Board. The Board may also pay interim or final dividends if it appears they are justified by the Company’s financial position.

Each Preference Share confers the right to a preferential dividend (Preference Dividend) payable in such currency at such rates (whether fixed or calculated by reference to, or in accordance with, a specified procedure or mechanism), on such dates and on such other terms as may be determined by the Board prior to allotment thereof.

The Preference Shares rank in regard to payment of dividends in priority to the holders of Ordinary Shares and any other class of shares in the Company ranking junior to the Preference Shares.

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

Notwithstanding the above the Board may, at its absolute discretion, determine that any Preference Dividend which would otherwise be payable may either not be payable at all or only payable in part.

If any Preference Dividend on a series of Preference Shares is not paid, or is only paid in part, for the reasons described above, holders of Preference Shares will not have a claim in respect of such non-payment.

If any dividend on a series of Preference Shares is not paid in full on the relevant dividend payment date, a dividend restriction shall apply. The dividend restriction means that, subject to certain exceptions, neither the Company nor Barclays Bank PLC may (a) pay a dividend on, or (b) redeem, purchase, reduce or otherwise acquire, any of their respective Ordinary Shares, other Preference Shares or other share capital ranking equal or junior to the relevant series of Preference Shares until the earlier of such time as the Company next pays in full a dividend on the relevant series of Preference Shares or the date on which all of the relevant series of Preference Shares are redeemed.

All unclaimed dividends payable in respect of any share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company.

The Board may, with the approval of an ordinary resolution of the Company, offer Shareholders the right to choose to receive an allotment of additional fully paid Ordinary Shares instead of cash in respect of all or part of any dividend. The Company currently provides a scrip dividend programme pursuant to an authority granted at the AGM held on 25 April 2013.

Voting

Every member who is present in person or represented at any general meeting of the Company, and who is entitled to vote, has one vote on a show of hands. Every proxy present has one vote. The proxy will have one vote for and one vote against a resolution if he/she has been instructed to vote for or against the resolution by different members or in one direction by a member while another member has permitted the proxy discretion as to how to vote. On a poll, every member who is present or represented and who is entitled to vote has one vote for every share held. In the case of joint holders, only the vote of the senior holder (as determined by order in the share register) or his proxy may be counted. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determine.

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

402 >

Shareholder information continued

Transfers

Ordinary Shares may be held in either certificated or uncertificated form. Certificated Ordinary Shares shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. Transfers of uncertificated Ordinary Shares shall be made in accordance with the Companies Act 2006 and CREST Regulations.

The Board is not bound to register a transfer of partly paid Ordinary Shares, or fully paid shares in exceptional circumstances approved by the FCA. The Board may also decline to register an instrument of transfer of certificated Ordinary Shares unless it is duly stamped and deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, it is in respect of one class of shares only, and it is in favour of a single transferee or not more than four joint transferees (except in the case of executors or trustees of a member).

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

Each Preference Share shall confer, in the event of a winding up or any return of capital by reduction of capital (other than, unless otherwise provided by their terms of issue, a redemption or purchase by the Company of any of its issued shares, or a reduction of share capital), the right to receive out of the surplus assets of the Company available for distribution amongst the members and in priority to the holders of the Ordinary Shares and any other shares in the Company ranking junior to the relevant series of Preference Shares and pari passu with any other class of Preference Shares (other than any class of shares then in issue ranking in priority to the relevant series of Preference Shares), repayment of the amount paid up or treated as paid up in respect of the nominal value of the Preference Share together with any premium which was paid or treated as paid when the Preference Share was issued in addition to an amount equal to accrued and unpaid dividends.

Redemption and Purchase

Subject to applicable legislation and the rights of the other Shareholders, any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The Directors are authorised to determine the terms, conditions and manner of redemption of any such shares under the Articles of Association.

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

The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them or subsequent to them.

> 403

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

Limitations on foreign shareholders

There are no restrictions imposed by the Articles of Association or (subject to the effect of any economic sanctions that may be in force from time to time) by current UK laws which relate only to nonresidents of the UK and which limit the rights of such non-residents to hold or (when entitled to do so) vote the Ordinary Shares.

Notices

A document or information may be sent by the Company in hard copy form, electronic form, by being made available on a website, or by another means agreed with the recipient, in accordance with the provisions set out in the Companies Act 2006. Accordingly, a document or information may only be sent in electronic form to a person who has agreed to receive it in that form or, in the case of a company, who has been deemed to have so agreed pursuant to applicable legislation. A document or information may only be sent by being made available on a website if the recipient has agreed to receive it in that form or has been deemed to have so agreed pursuant to applicable legislation, and has not revoked that agreement.

In respect of joint holdings, documents or information shall be sent to the joint holder whose name stands first in the register.

A member who (having no registered address within the UK) has not supplied an address in the UK at which documents or information may be sent in hard copy form, or an address to which notices, documents or information may be sent or supplied by electronic means, is not entitled to have documents or information sent to him/her.

In addition, the Company may cease to send notices to any member who has been sent documents on two consecutive occasions over a period of at least 12 months and when each of those documents is returned undelivered or notification is received that they have not been delivered.

Capitalisation of profits

The Company may, by ordinary resolution, upon the recommendation of the Board, capitalise all or any part of an amount standing to the credit of a reserve or fund to be set free for distribution provided that amounts from the share premium account, capital redemption reserve or any profits not available for distribution should be applied only in paying up unissued shares to be allotted to members credited as fully paid and no unrealised profits shall be applied in paying up debentures of the Company or any amount unpaid on any share in the capital of the Company.

Indemnity

Subject to applicable legislation, every current and former Director or other officer of the Company (other than any person engaged by the company as auditor) shall be indemnified by the Company against any liability in relation to the Company, other than (broadly) any liability to the Company or a member of the Group, or any criminal or regulatory fine.

Officers of the Group		Date of appointment as officer

Lawrence Dickinson	Company Secretary	2002

Robert Le Blanc	Chief Risk Officer	2004

Maria Ramos	Chief Executive, Barclays Africa Group	2009

Peter Estlin	Financial Controller	2012

Valerie Soranno Keating	CEO, Barclaycard	2012

Ashok Vaswani	CEO, Retail and Business Banking	2012

Bob Hoyt	Group General Counsel	2013

Eric Bommensath	Co-Chief Executive, Corporate and Investment Banking	2013

Thomas King	Co-Chief Executive, Corporate and Investment Banking	2013

Irene McDermott-Brown	Group Human Resources Director	2013

Darryl West	Interim Chief Operations and Technology Officer	2013

Skip McGee	Chief Executive, Americas	2013

Peter Horrell	Chief Executive, Wealth and Investment Management	2013

Mike Roemer	Group Head of Compliance	2014

404 >

Additional information

External auditor objectivity and independence: Non-Audit Services

Our policy on the provision of services by the Group’s statutory Auditor sets out the circumstances in which the auditor may be permitted to undertake non-audit work for the Group.

The Board Audit Committee oversees compliance with the Policy and considers and, if appropriate, approves requests to use the Auditor for non-audit work. Allowable services are pre-approved up to but not including £100,000 or £25,000 in the case of certain taxation services. The Group Finance Director and the Company Secretary and their teams deal with day to day administration of the policy, facilitating requests for approval.

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

Director Independence

NYSE Rules require the majority of the Board to be independent. The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the Code for determining whether a Director is independent. We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence, which are set out in Barclays charter of Expectations, available online at Barclays.com.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board Remuneration Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. The NYSE Rules state that both Committees must be composed entirely of independent Directors. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Corporate Governance and Nominations Committee and be a member of the Board Remuneration Committee. Except for these appointments, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We comply with the NYSE Rules requirement that we have a Board Audit Committee comprised solely of independent non-executive Directors. However, we follow the Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act), although both are broadly comparable. Although the NYSE Rules state that the Board Audit Committee is to take responsibility for risk oversight, Barclays has additional Board Committees which address different areas of risk management. To enhance Board governance of risk, a new Board committee structure was put in place at the end of January 2013. We continue to have a Board Financial Risk Committee, comprised of independent non-executive Directors, which considers and discusses policies with respect to financial risk assessment and risk management. The Board Conduct, Reputation and

> 405

Additional information

Operational Risk Committee oversees conduct risk, reputation risk and operational risk. A Board Enterprise Wide Risk Committee was created, comprising of the Group Chairman and non-executive Directors. It takes an enterprise wide view of risk and controls. This new governance structure aims to ensure that the Board and Board Committees are able to devote more time to conduct, reputation and operational risk, while at the same time bringing together in one place at Board level the entire risk profile of Barclays.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code but the Board Corporate Governance and Nominations Committee has developed corporate governance guidelines, “Corporate Governance in Barclays”, which have been approved and adopted by the Board. “Corporate Governance in Barclays” is available on Barclays website, Barclays.com.

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. “The Barclays Way” was introduced in 2013. This is a Code of Conduct that outlines the Values and Behaviours which govern our way of working across our business globally. “The Barclays Way” has been adopted on a Group wide basis by all Directors, Officers and employees. This replaces the Code of Ethics that was previously in place for the Chief Executive and senior financial officers.

The Board Audit Committee adopted The Barclays Way on 27 February 2014, replacing the previous Sarbanes- Oxley section 406 Code of Ethics for Senior Financial Officers.

The Board of Directors approved The Barclays Way in June 2013 as the global Code of Conduct which sets out the standards expected of all Barclays staff. It brings together various codes of conduct and ethics previously adopted, including the Sarbanes- Oxley section 406 Code of Ethics for Senior Financial Officers, to improve consistency across the bank under the TRANSFORM programme.

There has been no change in the ethical standards required of Senior Financial Officers and the requirements of Sarbanes-Oxley section 406 are fully incorporated in the Barclays Way.

The Barclays Way is published on the Barclays PLC website:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DRead-The-Barclays-Way-PDF.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330703588610&ssbinary=true

Shareholder Approval of Equity-compensation Plans

The NYSE listing standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE standards. However, the Board does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

406 >

Additional information

Share Capital

Substantial shareholders

As at 4 March, 2014 the Company had been notified under Rule 5 of the Disclosure and Transparency Rules (DTR) of the UKLA of the following holdings of voting rights in its shares:

2013
Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital[a]	Number of warrants	% of total voting rights attached to issued share capital[a]
Qatar Holding LLC[b]	813,964,552	6.65	-	-
Blackrock Inc[c]	805,969,166	7.06	-	-
The Capital Group Companies Inc[d]	809,174,196	5.03	-	-

Notes

a	The percentage of voting rights detailed above were as calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR and may not reflect the impact of the rights issue.
b	Qatar Holding LLC is wholly-owned by Qatar Investment Authority. On 13 February 2014, Qatar Holding LLC disclosed, by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,017,455,690 ordinary shares of Barclays PLC as of 31 December 2013, representing 6.31% of that class of shares.
c	Total shown includes 8,003,236 contracts for difference to which voting rights are attached. On 17 January 2014, BlackRock, Inc. disclosed, by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,040,177,738 ordinary shares of Barclays PLC as of 31 December 2013, representing 6.5% of that class of shares.
d	The Capital Group Companies Inc (CG) holds its shares via CG management companies and funds.
e	This figure also includes the ordinary share equivalent of 361,579 ADRs.

As at 4 March 2013, the Company had been notified under Rule 5 of the DTR of the UKLA of the following holdings of voting rights in its shares:

2012
Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital[a]	Number of warrants	% of total voting rights attached to issued share capital[a]
His Highness Sheikh Mansour Bin Zayed Al Nahyan[b]	783,509,699	6.09	-	-
Qatar Holding LLC[c]	813,964,552	6.65	-	-
BlackRock, Inc[d]	805,969,166	7.06	-	-
Legal & General Group Plc[e]	480,805,132	3.99	-	-
The Capital Group Companies Inc[f]	492,653,250	4.02	-	-

Notes

a	The percentage of voting rights detailed above were as calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.
b	Total shown comprises (1) 758,437,618 shares that are legally owned by PCP Gulf Invest 3 Limited, which is wholly owned by Nexus Capital Investing Limited (NCIL). NCIL is in turn wholly owned by Abu Dhabi International United Investments LLC, which is in turn wholly owned by His Highness Sheikh Mansour Bin Zayed Al Nahyan (HHSM); and (2) 25,072,081 cash-settled options referencing ordinary shares that are legally owned by Yas Capital Limited (YCL), which is, in turn, wholly owned by HHSM. YCL has no right to acquire or exercise any voting rights in Barclays PLC.
c	Qatar Holding LLC is wholly-owned by Qatar Investment Authority.
d	Total shown includes 8,003,236 contracts for difference to which voting rights are attached.
e	Legal & General Group plc’s interest is held by Legal & General Assurance (Pensions Management) Limited.
f	The Capital Group Companies Inc (CG) holds its shares via CG management companies and funds.

> 407

Additional information

As at 2 March 2012, the Company had been notified under Rule 5 of the DTR of the FSA of the following holdings of voting rights in its shares:

2011
Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital	Number of warrants	% of total voting rights attached to issued share capital[a]
BlackRock, Inc[b]	805,969,166	7.06	-	-
Qatar Holding LLC[c]	827,411,735	6.79	379,218,809	1.62
Nexus Capital Investing Ltd[d]	852,730,529	6.99	-	-
Legal & General Group Plc	480,805,132	3.99	-	-

Disclosure controls and procedures

The Chief Executive, Antony Jenkins, and the Group Finance Director, Tushar Morzaria, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2013, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

Management’s Assessment of Internal Control over Financial Reporting

During the financial year ended 31 December 2013, the criteria set out in COSO (1992) were utilised.

Notes

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

408 >

Additional information

Group Executive Committee

Antony Jenkins, Chief Executive, Executive Director

See page 59 for full biography.

Tushar Morzaria, Group Finance Director, Executive Director

See page 59 for full biography.

Eric Bommensath, Co-Chief Executive of Corporate and Investment Banking

Eric joined Barclays in London in 1997 as Head of Derivatives, Europe. He was appointed Head of Fixed Income in 2002. Between 2006 and August 2010 he was based in New York and held the additional position of Head of Trading, Americas. He relocated back to London in September 2010 as Head of FICC, responsible for the Fixed Income, Foreign Exchange, Commodities, Emerging Markets and Prime Services trading businesses globally. He also had responsibility for all trading in the EMEA region. In October 2012, he was appointed Head of Markets, responsible for trading and sales across all asset classes. Eric was appointed Co-Chief Executive of Corporate and Investment Banking on 1 May 2013, while maintaining his Markets responsibilities. He joined the Group Executive Committee at the same time. Prior to joining Barclays, Eric spent eight years at Bankers Trust in London, Tokyo and Paris, and was appointed a managing director in 1995.

Bob Hoyt, Group General Counsel

Bob is a member of Barclays’ Executive Committee. Bob joined Barclays from PNC Financial Services Group, where he was General Counsel and Chief Regulatory Affairs Officer, having previously served as Deputy General Counsel since 2009. Prior to then he held roles in public service as General Counsel at the US Department of the Treasury 2006-2009, and as Special Assistant and Associate Counsel at the White House. Bob spent much of the early part of his career in private practice, specialising in securities, litigation and corporate.

Tom King, Co-Chief Executive of Corporate and Investment Banking

Tom joined Barclays in December 2009 as Head of Investment Banking Division (“IBD”), EMEA, and Co-Head of Global Corporate Finance. In April 2012, he assumed additional responsibility for jointly overseeing the newly combined Corporate Finance/M&A team. He was appointed Deputy Head of IBD in October 2012, and became Head of IBD in March 2013. Tom was appointed Co-Chief Executive of Corporate and Investment Banking on 1 May 2013 and joined the Group Executive Committee, in addition to his Investment Banking responsibilities. Previously, Tom was at Citigroup where he was most recently Head of Banking for EMEA. Tom joined Salomon Brothers in 1989 and moved to London in 1999 when he was appointed Global Head of Mergers & Acquisitions. He was named Head of EMEA Investment Banking in 2005, and Head of the combined Corporate and Investment Banking business in 2008.

Robert Le Blanc, Chief Risk Officer

Robert joined Barclays in 2002 as Head of Risk Management at Barclays Capital, and has been the Chief Risk Officer for the Group since 2004. Prior to joining Barclays, Robert spent most of his career at JP Morgan in the capital markets, fixed income, emerging market and credit and risk management areas in New York and London. Robert has been a member of the Group Executive Committee since November 2009.

Irene McDermott Brown, Group Human Resources Director

Irene is Barclays’ Group Human Resources Director. After six years with BP, she joined Barclays in 2011 as HR Director for the Functions, becoming Barclays’ Interim Group Human Resources Director in October 2012 before being formally appointed to the role in July 2013, when she also joined the Group Executive Committee. Prior to BP, Irene held senior roles at Cable & Wireless and Barclays Private Clients, as well as leading her own consultancy business.

Skip McGee, Chief Executive, Americas

Skip joined Barclays in September 2008 as Head of Global Investment Banking Division (“Global IBD”). He assumed additional responsibility as Chief Executive of Corporate and Investment Banking, Americas in October 2012, and became Chairman of Global IBD in March 2013. He assumed his current role in May 2013, when he also joined the Group Executive Committee. Prior to Barclays, Skip spent 16 years at Lehman Brothers where he served as Head of Global IBD at Lehman Brothers, a position he held since 2002. He served as a member of Lehman Brothers’ Executive Committee and Chairman of the IBD Executive Committee having also been Head of Lehman Brothers’ Global Natural Resources and Power Investment Banking groups, and a member of the Operating Committee of Investment Banking. Skip sits on the Advisory Council for the Bendheim Center for Finance at Princeton University and on the Advisory Council for the Red McCombs School of Business at the University of Texas.

> 409

Additional information

Maria Ramos, Chief Executive, Absa Group and Barclays Africa

Maria is the Chief Executive Officer of Barclays Africa Group Limited (formerly Absa), which is majority owned by Barclays. Prior to joining Absa on 1 March 2009, she was the Group Chief Executive of Transnet Limited, the state-owned South African freight transport and logistics service provider. This was after a term as Director-General of the National Treasury of South Africa (formerly the Department of Finance). She currently serves on the executive committees of the World Economic Forum’s International Business Council, Business Leadership South Africa and the Banking Association of South Africa. Maria joined the Group Executive Committee in November 2009.

Mike Roemer, Global Head of Compliance

Mike joined Barclays in January 2011 as the Head of Barclays Internal Audit. Mike joined Barclays from CIT Group where he was the Chief Auditor, reporting directly to the Board Audit Committee and having global responsibility for CIT Group’s internal audit function. Mike has 27 years’ experience in internal audit, with 23 years of that time spent at JPMorgan Chase. Mike currently serves on the Advisory Board of the Make-A-Wish Foundation of Metro New York where he is Audit Committee Chair. He also serves on the Board of Directors of Ronald McDonald House of New York, Inc. where he is also Audit Committee Chair.

Valerie Soranno Keating, CEO, Barclaycard

Valerie is the CEO of Barclaycard and has been a member of the Group Executive Committee since October 2012. She is a member of the Board of Visa Europe, chairs the Barclays Global Payments Council and is Chairman of the Board of Barclays Bank Delaware. She joined Barclaycard in 2009 after a 16 year career at American Express where she was a member of the Global Management team and held a variety of senior executive positions.

Ashok Vaswani, CEO, Retail and Business Banking

Ashok is responsible for retail and business products and services. Ashok joined Barclays in 2010, managing the credit card business across the UK, Europe and the Nordics, becoming Chairman of Entercard. He went on to manage Barclays in Africa and his most recent role is CEO for Retail and Business Banking, covering Europe, Africa and the UK. Prior to Barclays, Ashok was a Partner at Brysam Global Partners, a New York City based private equity firm focused on building retail financial service businesses in emerging markets. Ashok spent 20 years with Citigroup working in Asia, Middle East, Central Asia, Europe and North America, his last position being CEO of the Global Consumer Bank in Asia Pacific. Ashok is on the advisory board of S. P. Jain Institute of Management and has served on the advisory board of Insead Singapore and Visa Asia Pacific. He is founder director of Lend-a-Hand, a non-profit organisation focused on economic development in India. Ashok represents Barclays as a non-executive director on the board of Barclays Africa Group Limited (formerly Absa), having been appointed in February 2013. Ashok has been a member of the Group Executive Committee since October 2012.

Darryl West, Interim Group Chief Operations and Technology Officer

Darryl West is Chief Information Officer at Barclays, responsible for consolidating and leading our technology services, testing utilities and shared applications development. Darryl has over 30 years’ experience in the financial services industry. Prior to joining Barclays, Darryl held senior positions at Lloyds Banking Group and various IT and business management positions in the financial services sector. The majority of his career was with JP Morgan Chase, and he has also spent time with Accenture and the National Australia Group (Europe).

410 >

Additional information Summary of Certain Share and Cash Plans and Long-Term Incentive Plans

Summary of Barclays Group share and cash plans and long-term incentive plans

Barclays operates a number of share and cash plans and long-term incentive plans. The principal plans used for awards made in or, in respect of, the 2013 performance year are shown in the table below. Awards are granted either by the plan trustee or by the Board Remuneration Committee, and are subject to the applicable plan rules. Barclays has a number of employee benefit trusts which operate with these plans. In some cases the trustee purchases shares in the market to satisfy awards; in others, new issue or treasury shares may be used to satisfy awards where the appropriate shareholder approval has been obtained.

Summary of principal share and cash plans and long-term incentive plans
Name of plan	Eligible employees	Executive Directors eligible	Delivery	Design details
Share Value Plan (SVP)	All employees (including executive Directors)	Yes	Deferred share bonus typically released in annual instalments over a three year period, dependent on future service and subject to malus provisions

–  Plan typically used for mandatory deferral of a proportion of bonus into Barclays shares where bonus is above a threshold (set annually by the Committee)

–  This plan typically works in tandem with the CVP

–  Deferred share bonus vests over three years in equal annual instalments dependent on future service

–  Vesting is subject to malus provisions and the rules of the plan

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

–  On change of control, awards may vest at the Committee’s and/or trustee’s discretion

–  For SVP awards made in 2014 to Code Staff, a holding period of 6 months will apply to shares (after tax) on release

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

–  Plan typically used for mandatory deferral of a proportion of bonus where bonus is above a threshold (set annually by the Committee)

–  This plan typically works in tandem with the SVP

–  Deferred cash bonus vests over three years in equal annual instalments dependent on future service

–  Vesting is subject to malus provisions and the rules of the plan

–  Participants may be awarded a service credit of 10% of the initial value of the award at the same time as the final instalment is paid (provided they are in active employment)

–  Change of control and leaver provisions are as for SVP

> 411

Additional information Summary of Certain Share and Cash Plans and Long-Term Incentive Plans

Barclays LTIP	Selected employees (including executive Directors)	Yes	Awards over Barclays shares or over other capital instruments, subject to risk-adjusted performance conditions and malus provisions

–  Awarded on a discretionary basis with participation reviewed by the Committee

–  Awards only vest if the risk-adjusted performance conditions are satisfied over a three year period

–  Vesting is subject to malus provisions and the rules of the plan

–  For awards made for the 2013-2015 performance period, 50% of any Barclays shares released (after payment of tax) will be subject to an additional two year holding period

–  For awards made for the 2014-2016 performance period, any Barclays shares released (after payment of tax) will be subject to an additional two year holding period

–  On cessation of employment, eligible leavers normally remain eligible for release (on the scheduled release dates) pro-rated for time and performance. For other leavers, awards will normally lapse

–  On change of control, awards may vest at the Committee’s discretion

Business Unit Long-Term Incentive Plans	Selected senior employees (excluding executive Directors) within each business unit	No	Design varies by business unit. Awards made after at least three years, with additional deferral after this period. Awards typically made 50% in cash and 50% in Barclays share awards

–  Participation on a discretionary basis

–  Risk-adjusted performance conditions vary by business unit to reflect applicable business strategy

–  Minimum plan duration is between three and five years (depending on plan)

–  Award is subject to malus provisions and provisions of the plan rules

–  Participation may cease if the participant leaves Barclays other than for eligible leaver reasons

–  No new awards under business unit long-term incentive plans are expected to be made in 2014

412 >

Additional information Summary of Certain Share and Cash Plans and Long-Term Incentive Plans

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

> 413

Additional information

Section 13(r) of the US Securities Exchange Act of 1934

Section 13(r) of the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by US or other law even if conducted outside the US by non-US companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2013, the period covered by this annual report, or in relation to activity we became aware of in 2013 relating to activity in 2012:

Legacy guarantees

Barclays entered into several guarantees for the benefit of Iranian banks between 1993 and 2006 in connection with the supply of goods and services by Barclays customers to Iranian buyers. These were counter guarantees issued to the Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers have since been designated as Specially Designated Nationals (“SDNs”) by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). In addition, Barclays entered into similar guarantees between 1993 and 2005 for the benefit of a Syrian bank that is now an SDN. Some of the underlying buyers related to the Syrian guarantees have also been designated SDNs.

The guarantees have been either issued on an “extend or pay” basis, which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to either maintain the guarantee or pay the beneficiary bank the full amount of the guarantee or on the basis that Barclays obligations can only be discharged with the consent of the beneficiary counter party. Barclays is not able to exit its obligations under the guarantees unilaterally, and thus maintains a limited legacy portfolio of these guarantees. The guarantees were entered into in compliance with applicable laws and regulations at the time at which they were entered into. Revenue in the amount of less than £12,500 was received in the year ended 31 December 2013. Any payments made under the guarantees are made in compliance with applicable laws and regulations. Barclays intends to terminate each of these legacy guarantees if the applicable law changes so as to allow it.

Lease payments

Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (“NIOC”) pursuant to which Barclays rents a portion of NIOC House in London to house a Barclays bank branch. Barclays makes payments to a wholly-owned subsidiary of the NIOC Pension Fund in respect of this lease. NIOC is wholly owned by the Iranian Government and is an SDN. Barclays has obtained authorisation from Her Majesty’s Treasury (“HMT”) to make the quarterly lease payments into a frozen account, and the payments have been made in compliance with applicable laws and regulations. The lease is a 60 year lease and has 25 years remaining. There is no early termination clause. Additional payments of less than £6,000 were made in 2013 to UK suppliers approved by Barclays in respect of refurbishments and upkeep of the branch.

Local Clearing System

Banks in the United Arab Emirates (“UAE”), including certain of the Iranian banks that are SDNs, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, and its participation in the UAE Clearing Systems is in compliance with applicable law and regulations. However, in order to help reduce the risk of participating in transactions in which participant Iranian SDN banks may be involved, as of 31 July 2012, Barclays implemented restrictions relating to its participation in the UAE Image Cheque Clearance System and the UAE Funds Transfer System. Furthermore, as of 30 April 2013 Barclays implemented additional restrictions relating to its

414 >

Additional information

participation in Automated Teller Machine (ATM)/ Cheque Deposit Machine (CDM) activity as well as restricting activity via the Wages Protection Scheme (WPS). Barclays attributed no revenue in 2013 in relation to its participation in the UAE Clearing Systems.

New OFAC Designees

On 24 May 2013, a Barclays’ corporate customer, and its director, were designated by OFAC under the proliferation of weapons of mass destruction regime. The customer holds a commercial mortgage with Barclays. The terms and conditions of the commercial mortgage do not allow for an early exit and Barclays is legally required to maintain the loans until the maturity date or until the customer defaults on payments. Repayments of the mortgage by the customer are being made in accordance with applicable laws and regulations, as there are at present no UK/EU restrictions on maintaining the relationship. Barclays has informed OFAC of this existing relationship. The director also held a loan account, which was paid off in full on 26 July 2013. Revenues earned by Barclays since the designation of the customer and its director on 24 May 2013 to 31 December 2013 are less than £11,500.

Account closure payments

In 2013, Barclays closed personal accounts held by one customer who was removed from the HMT Sanctions List although he remained an SDN as determined by OFAC under the global terrorist regime. Barclays transferred the funds to an account with another UK bank, in compliance with applicable laws and regulations. Barclays has had no further relationship with the individual customer following the account closure payment. No revenue was received from this customer in the year ended 31 December 2013.

Payments notified

In March 2013 Barclays processed a payment received on behalf of its customer from a third party, which payment had ultimately originated from NIOC. As indicated above, NIOC is wholly owned by the Government of Iran and is an SDN.

Barclays was not aware prior to the processing of the payment that the remittance was on behalf of NIOC. The payment was disclosed to HMT, which advised that although prior authorisation to receive the payment should have been sought, as Barclays had no reason to know or suspect any Iranian involvement at the point the payment was received by it, no further action by Barclays was necessary. Barclays received less than £10 in revenue in relation to this payment.

Barclays received a separate inbound payment for the account of a Barclays commercial customer from a third party that is owned by NIOC. The payment was blocked and Barclays filed the required blocked property reports with OFAC. Barclays earned no revenue in relation to the blocked payment. Barclays has exited this relationship with the customer.

During the course of 2013, Barclays discovered that it had received a total of 19 payments over the five-year period from 2007 to 2012 into a customer account that were made by or on behalf of the Government of Iran, or by or through other Government of Iran owned entities. Eighteen of the 19 payments were received prior to 2012. 17 of the payments were received in compliance with applicable law and regulations at the time of the payments; however, two of the payments required prior notification or authorisation from HMT, including the payment received in 2012. Barclays subsequently notified HMT in relation to these two payments. The customer exited its relationship with the Government of Iran-related entity that made the payments in 2012. Barclays received no fees in respect of these payments.

Barclays identified in 2013 that it had processed 11 Euro payments, including payments in 2012, on behalf of a customer with non-Iranian third parties, relating to the trade of Iranian origin petrochemical goods. The Iranian supplier of the goods at the time was not an SDN, but was designated by OFAC under the proliferation of weapons of mass destruction regime in 2013. Barclays was not aware of the Iranian origin of the goods involved in these transactions at the time of the payments, and has therefore voluntarily disclosed the activity to HMT in line with regulatory requirements. Barclays subsequently exited the customer relationship. Barclays received revenues of less than £30 in 2013, and less than £30 in 2012 in relation to these payments.

> 415

Additional information

Barclays identified that three inbound payments had been processed on behalf of its customer, originating from an entity that was related to an entity owned by the Government of Iran. Barclays were unaware of the involvement of the Government of Iran related entity at the time of the payments. Barclays became aware of the SDN involvement as a result of the customer’s attempt to return the payments upon the customer’s discovery of the involvement of the Iranian entity, which also was not apparent to the customer. The return payments were blocked and reported to OFAC by Barclays, and the inbound payments were also reported to OFAC through voluntary disclosure. A further three payments to Barclays customers were declined due to the involvement of the same entity. These declined payments were returned to the remitting bank. Fees earned by in relation to these payments by Barclays were less than £30.

Barclays processed an inbound payment on behalf of its customer from a third party that was in relation to legal services provided to an SDN individual designated under the global terrorist regime. Barclays was not aware of the SDN involvement at the time of payment. The payment was made in accordance with an OFAC licence allowing the transaction in relation to the specific SDN. Barclays received no revenue in relation to this payment.

Barclays also received certain GBP payments into customer accounts made by or on behalf of the Government of Iran, or by or through other Iranian government-owned entities. All such payments were received in compliance with applicable laws and regulations and, where appropriate, Barclays has made the required notifications to HMT and obtained HMT’s prior authorisation and Barclays customers held the required HMT licenses to receive or make such payments. In respect of these transactions, Barclays received no revenues.

A Barclays customer had a rolling annual contract with an SDN to facilitate the SDN’s monthly salary transactions. Barclays received those payments into its customer’s account from a frozen account under HMT licence and processed the paying away of those funds to the SDN’s employees in compliance with applicable law and regulations. This relationship ended in October 2013. During the year ended 31 December 2013 Barclays received less than £100 in revenue in relation to these payments.

416 >

Additional information Reconciliation of non-IFRS figures to IFRS figures

All disclosures in this section (pages 417 to 443) are unaudited unless otherwise stated. All comparatives have been restated to reflect the IAS 19 revised standard, however only the 2012 comparative has been restated to reflect the IFRS 10 standard.

Reconciliation of non-IFRS profit before tax to IFRS profit before tax

		Adjusting Items
	IFRS £m	Own credit losses/(gains) £m	Gains on debt buy backs £m	(Gain)/loss on disposal of Blackrock, Inc.[a] £m		Impairment of investment in Blackrock, Inc. £m	Provision for PPI & interest rate hedging product redress £m	Goodwill impairment £m	Loss on acquisitions and disposals £m	Adjusted £m
For the year ended 31 December 2013
Total income net of insurance claims	27,935	220	-			-	-	-	-	28,155
Credit impairment charges and other provisions	(3,071)	-	-	-		-	-	-	-	(3,071)
Operating expenses	(21,972)	-	-	-		-	2,000	79	-	(19,893)
Other income/(losses)	(24)	-	-	-		-	-	-	-	(24)
Profit before tax	2,868	220	-	-		-	2,000	79	-	5,167

For the year ended 31 December 2012
Total income net of insurance claims[a]	25,009	4,579	-	(227)		-	-	-	-	29,361
Credit impairment charges and other provisions	(3,340)	-	-	-		-	-	-	-	(3,340)
Impairment of investment in BlackRock, Inc.	-	-	-	-		-	-	-	-	-
Operating expenses	(21,012)	-	-	-		-	2,450	-	-	(18,562)
Other income/(losses)	140	-	-	-		-	-	-	-	140
Profit before tax	797	4,579	-	(227)	-	-	2,450	-	-	7,599

For the year ended 31 December 2011
Total income net of insurance claims[b]	32,292	(2,708)	(1,130)	58		-	-	-	-	28,513
Credit impairment charges and other provisions	(3,802)	-	-	-		-	-	-	-	(3,802)
Impairment of investment in BlackRock, Inc.	(1,800)	-	-	-		1,800	-	-	-	-
Operating expenses	(20,886)	-	-	-		-	1,000	597	-	(19,289)
Other income/(losses)	(34)	-	-	-		-	-	-	94	60
Profit before tax	5,770	(2,708)	(1,130)	58		1,800	1,000	597	94	5,482

Notes

a	2012 includes a £227m gain on disposal of strategic investment in BlackRock, Inc. 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock, Inc., both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in 2011 is recorded as part of Net operating income.
b	Adjusted measure for total income is stated as adjusted income excluding own credit and gains on debt buy-backs.

> 417

Additional information Reconciliation of non-IFRS figures to IFRS figures

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2013
Statutory basis
Total income net of insurance claims	4,523	666	2,617	4,786	10,733	3,115	1,839	(344)	27,935
Credit impairment charges and other provisions	(347)	(287)	(324)	(1,264)	(220)	(510)	(121)	2	(3,071)
Net operating income	4,176	379	2,293	3,522	10,513	2,605	1,718	(342)	24,864
Operating expenses	(3,668)	(1,242)	(1,896)	(2,738)	(8,012)	(2,456)	(1,829)	(131)	(21,972)
Other net income	27	(133)	7	33	22	2	13	5	(24)
Statutory profit/(loss) before tax	535	(996)	404	817	2,523	151	(98)	(468)	2,868
Statutory profit/(loss) after tax	427	(946)	220	546	1,745	(174)	(88)	(433)	1,297
Adjusted basis
Total income net of insurance claims	4,523	666	2,617	4,786	10,733	3,115	1,839	(124)	28,155
Credit impairment charges and other provisions	(347)	(287)	(324)	(1,264)	(220)	(510)	(121)	2	(3,071)
Net operating income	4,176	379	2,293	3,522	10,513	2,605	1,718	(122)	25,084
Operating expenses	(3,008)	(1,242)	(1,896)	(2,048)	(8,012)	(1,806)	(1,750)	(131)	(19,893)
Other net income	27	(133)	7	33	22	2	13	5	(24)
Adjusted profit before tax	1,195	(996)	404	1,507	2,523	801	(19)	(248)	5,167
Adjusted profit/(loss) after tax	955	(946)	220	1,098	1,745	346	(9)	(257)	3,152
Adjusting items
Own credit[a]	-	-	-	-	-	-	-	220	220
Provision for PPI redress[b]	660	-	-	690	-	-	-	-	1,350
Provision for interest rate hedging products redress[b]	-	-	-	-	-	650	-	-	650
Goodwill Impairment[b]	-	-	-	-	-	-	79	-	79
Post tax impact of adjusting items[c]	528	-	-	552	-	520	79	176	1,855

Notes

a	Adjusting item recorded in Total income net of insurance claims.
b	Adjusting item recorded in Operating expenses.
c	Adjusting item recorded in Adjusted profit after tax.

418 >

Additional information Reconciliation of non-IFRS figures to IFRS figures

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at December 2012
Statutory basis
Total income net of insurance claims	4,384	708	2,928	4,344	11,775	3,046	1,820	(3,996)	25,009
Credit impairment charges and other provisions	(269)	(257)	(632)	(1,049)	(204)	(885)	(38)	(6)	(3,340)
Net operating income	4,115	451	2,296	3,295	11,571	2,161	1,782	(4,002)	21,669
Operating expenses	(4,074)	(807)	(1,984)	(2,262)	(7,631)	(2,561)	(1,509)	(184)	(21,012)
Other net income	4	13	10	29	50	10	1	23	140
Statutory profit/(loss) before tax	45	(343)	322	1,062	3,990	(390)	274	(4,163)	797
Statutory profit/(loss) after tax	15	(261)	168	761	2,956	(320)	241	(3,379)	181
Adjusted basis
Total income net of insurance claims	4,384	708	2,928	4,344	11,775	3,046	1,820	356	29,361
Credit impairment charges and other provisions	(269)	(257)	(632)	(1,049)	(204)	(885)	(38)	(6)	(3,340)
Net operating income	4,115	451	2,296	3,295	11,571	2,161	1,782	350	26,021
Operating expenses	(2,894)	(807)	(1,984)	(1,842)	(7,631)	(1,711)	(1,509)	(184)	(18,562)
Other net income	4	13	10	29	50	10	1	23	140
Adjusted profit/(loss) before tax	1,225	(343)	322	1,482	3,990	460	274	189	7,599
Adjusted profit/(loss) after tax	911	(261)	168	1,082	2,956	328	241	15	5,440
Adjusting items
Own credit[a]	-	-	-	-	-	-	-	4,579	4,579
Gain on disposal of BlackRock, Inc. investment[a]	-	-	-	-	-	-	-	(227)	(227)
Provision for PPI redress[b]	1,180	-	-	420	-	-	-	-	1,600
Provision for interest rate hedging products redress[b]	-	-	-	-	-	850	-	-	850
Post tax impact of adjusting items[c]	896	-	-	321	-	648	-	3,394	5,259

Notes

a	Adjusting item recorded in Total income net of insurance claims.
b	Adjusting item recorded in Operating expenses.
c	Adjusting item recorded in Adjusted profit after tax.

> 419

Additional information Reconciliation of non-IFRS figures to IFRS figures

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2011
Statutory basis
Total income net of insurance claims	4,621	1,004	3,364	4,305	10,222	3,315	1,770	3,691	32,292
Credit impairment charges and other provisions	(536)	(207)	(462)	(1,312)	(93)	(1,150)	(41)	(1)	(3,802)
Impairment of investment in BlackRock, Inc.	-	-	-	-	-	-	-	(1,800)	(1,800)
Net operating income	4,085	797	2,902	2,993	10,129	2,165	1,729	1,890	26,690
Operating expenses	(3,266)	(1,576)	(2,177)	(2,459)	(7,726)	(2,099)	(1,538)	(45)	(20,886)
Other net (expense)/income	3	12	5	31	12	(71)	(3)	(23)	(34)
Statutory profit/(loss) before tax	822	(767)	730	565	2,415	(5)	188	1,822	5,770
Statutory profit/(loss) after tax	578	(670)	496	383	1,870	(79)	177	1,113	3,868
Adjusted basis
Total income net of insurance claims	4,621	1,004	3,364	4,305	10,222	3,315	1,770	(89)	28,513
Credit impairment charges and other provisions	(536)	(207)	(462)	(1,312)	(93)	(1,150)	(41)	(1)	(3,802)
Net operating income	4,085	797	2,902	2,993	10,129	2,165	1,729	(90)	24,711
Operating expenses	(2,866)	(1,149)	(2,177)	(1,812)	(7,726)	(1,976)	(1,538)	(45)	(19,289)
Other net income/(expense)	3	12	3	31	12	2	(3)	-	60
Adjusted profit/(loss) before tax	1,222	(340)	728	1,212	2,415	191	188	(135)	5,482
Adjusted profit/(loss) after tax	872	(243)	494	871	1,870	117	177	25	4,183
Adjusting items
Own credit[a]	-	-	-	-	-	-	-	(2,708)	(2,708)
Gains on debt buy-backs[a]	-	-	-	-	-	-	-	(1,130)	(1,130)
Impairment and loss/(gain) on disposal of BlackRock, Inc. investment[b]	-	-	-	-	-	-	-	1,858	1,858
Provision for PPI redress[c]	400	-	-	600	-	-	-	-	1,000
Goodwill impairment[c]	-	427	-	47	-	123	-	-	597
Losses/(gains) on acquisitions and disposals[d]	-	-	(2)	-	-	73	-	23	94
Post tax impact of adjusting items[e]	294	427	(2)	488	-	196	-	(1,088)	315

Notes

a	Adjusting item recorded in Total income net of insurance claims.
b	2011 includes a £58m loss on partial disposal of strategic investment in BlackRock, Inc., both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in 2011 is reported as part of Net operating income.
c	Adjusting item recorded in Operating expenses.
d	Adjusting item recorded in Other net income.
e	Adjusting item recorded in Adjusted profit after tax.

420 >

Additional information Additional financial disclosure

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers account. The following table displays these balances on an average balance sheet basis.

Average for the year ended 31 December[a]	2013 £m	2012 £m	2011 £m
Deposits from banks
UK	8,472	13,854	13,821
Europe	52,342	54,898	45,417
Americas	6,121	9,759	10,392
Asia	6,586	8,824	15,906
Africa	4,568	5,009	3,583
Total deposits from banks	78,089	92,344	89,119
Customer Accounts
UK	260,919	235,993	226,018
Europe	61,162	51,643	44,229
Americas	57,850	48,112	36,934
Asia	13,525	9,488	17,778
Africa	47,712	47,847	46,568
Customer Accounts	441,168	393,083	371,527

Deposits from banks in offices in the United Kingdom received from non-residents amounted to £33,676m (2012: £48,382m). The balances below are on a spot basis as at 31 December 2013, rather than the average basis per the tables included above.

Year ended 31 December	2013 £m	2012 £m	2011 £m
Customer Accounts	427,902	385,411	366,032
In offices in the United Kingdom:
Current and Demand Accounts
- interest free	61,343	56,806	51,592
Current and Demand Accounts
- interest bearing	29,451	27,140	28,429
Savings accounts	107,865	86,579	82,291
Other time deposits- retail	15,113	16,410	24,712
Other time deposits- wholesale	58,314	56,922	54,048
Total repayable in offices in the United Kingdom	272,086	243,857	241,072
In offices outside the United Kingdom:
Current and Demand Accounts
- interest free	15,497	11,976	9,150
Current and Demand Accounts
- interest bearing	28,558	31,864	27,036
Savings accounts	15,620	13,293	10,868
Other time deposits	96,141	84,421	77,906
Total repayable in offices outside the United Kingdom	155,816	141,554	124,960

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £50,416m (2012: £43,346m).

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper, negotiable certificates of deposit and repurchase agreements.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2013 £m	2012 £m	2011 £m
Year-end balance	54,834	77,012	91,116
Average balance[a,b]	78,089	92,344	89,119
Maximum balance[a]	95,192	101,469	111,358
Average interest rate during year[c]	0.3%	0.4%	0.8%
Year-end interest rate[c]	0.4%	0.6%	0.6%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2013 £m	2012 £m	2011 £m
Year-end balance	11,269	15,718	21,077
Average balance[a]	15,169	19,175	19,639
Maximum balance[a]	18,320	24,671	24,245
Average interest rate during year	0.2%	0.3%	0.2%
Year-end interest rate	0.2%	0.3%	0.5%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than $100,000.

	2013 £m	2012 £m	2011 £m
Year-end balance	20,729	35,621	36,959
Average balance[a]	28,644	38,827	45,609
Maximum balance[a]	36,158	49,660	53,723
Average interest rate during year	1.0%	0.9%	0.7%
Year-end interest rate	0.7%	0.7%	1.3%

Repurchase Agreements

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2013 £m	2012 £m	2011 £m
Year-end balance	196,748	217,178	207,292
Average balance[a,d]	246,562	271,388	291,338
Maximum balance[a]	280,203	325,752	347,533
Average interest rate during year	0.3%	0.4%	0.6%
Year-end interest rate	0.1%	0.2%	0.2%

Notes

a Calculated based on month-end balances.

b The average balance differs to the average balance sheet as the latter excludes non-interest bearing settlement balances.

c Comparative rates have been revised to include related interest presented within trading income.

d The average balance differs to the average balance sheet as the latter is stated on a gross basis prior to any offsetting of liabilities against assets.

> 421

Additional information Additional financial disclosure

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments	Amount of commitment expiration per period
	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
	£m	£m	£m	£m	£m
As at 31 December 2013
Guarantees and letters of credit pledged as collateral security	14,297	637	100	192	15,226
Performance guarantees, acceptances and endorsements	5,158	400	38	362	5,958
Documentary credits and other short-term trade related transactions	692	88	-	-	780
Forward starting reverse repurchase agreements	19,936	-	-	-	19,936
Standby facilities, credit lines and other commitments	250,404	2,368	1,405	678	254,855
As at 31 December 2012
Guarantees and letters of credit pledged as collateral security	15,033	483	164	175	15,855
Performance guarantees, acceptances and endorsements	5,508	153	278	467	6,406
Documentary credits and other short-term trade related transactions	866	111	-	50	1,027
Forward starting reverse repurchase agreements	23,549	-	-	-	23,549
Standby facilities, credit lines and other commitments	244,340	2,279	766	431	247,816

Contractual obligations include debt securities, operating lease and purchase obligations.

Contractual obligations	Payments due by period
	Less than one year	Between one to three years	Between three to five years	After five years	Total
	£m	£m	£m	£m	£m
As at 31 December 2013
Long-term debt[a]	49,873	21,716	14,558	33,930	120,077
Operating lease obligations	601	738	606	2,666	4,611
Purchase obligations	584	246	35	51	916
Total	51,058	22,700	15,199	36,647	125,604
As at 31 December 2012
Long-term debt[a]	63,867	34,022	19,004	40,832	157,725
Operating lease obligations	708	730	563	2,768	4,769
Purchase obligations	536	538	15	-	1,089
Total	65,111	35,290	19,582	43,600	163,583

Net cash flows from derivatives used to hedge long-term debt amount to £5bn (2012: £6.9bn).

Further information on the contractual maturity of the Group’s assets and liabilities is given in the Funding section of the Risk Review.

Notes

a	Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
b	Loan commitments have been revised to incorporate forward starting reverse repurchase agreements.

422 >

Additional information Additional financial disclosure

Securities

Securities at fair value	2013	2012	2011
	Book value	Book value	Book value
As at 31 December	£m	£m	£m
Investment securities – available for sale
United Kingdom government	20,580	13131	9,490
Other government[a]	37,258	33,039	29,103
Other public bodies and US Agencies	8,890	4,027	801
Mortgage and asset backed securities	1,918	4,601	2,853
Bank and building society certificates of deposit	42	410	401
Corporate and other issuers	22,610	19,463	20,962
Debt securities	91,298	74,671	63,610
Equity securities	458	438	4,881
Investment securities – available for sale	91,756	75,109	68,491
Other securities – held for trading
United Kingdom government	10,361	11,144	10,232
Other government [a]	40,690	58,876	67,964
Other public bodies and US Agencies	5,820	19,265	16,447
Mortgage and asset backed securities	10,962	11,318	10,859
Bank and building society certificates of deposit	182	4	38
Corporate and other issuers	16,545	15,701	17,824
Debt securities	84,560	116,308	123,364
Equity securities	42,659	24,519	24,861
Other securities – held for trading	127,219	140,827	148,225

All securities are held at fair value.

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

Maturities and yield of available for sale debt securities
As at 31 December 2013	Maturing with one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	£m	%	£m	%	£m	%	£m	%	£m	%
Government	4,913	2.0%	20,151	1.1%	20,546	1.6%	12,228	1.3%	57,838	1.7%
Other public bodies and US Agencies	409	0.5%	6,993	1.1%	1,488	2.0%	-	0.0%	8,890	1.2%
Other issuers	8,803	1.8%	11,512	2.4%	2,397	2.4%	1,858	2.6%	24,570	2.2%
Total book value	14,125	1.8%	38,656	1.5%	24,431	1.7%	14,086	1.5%	91,298	1.8%

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2013 by the fair value of securities held at that date. The annualised interest is now calculated by applying the coupon rate to the notional for all securities held at year end.

Note

a	The comparative figures for 2012 and 2011 have been revised for the inclusion of Treasury and Other Eligible Bills.

> 423

Additional information Additional financial disclosure

Average balance sheet

Average balances are based upon monthly averages.

Assets		2013
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%
Loans and advances to banks	UK	49,732	383	35	418	0.8
Loans and advances to banks	Non-UK	61,204	304	1	305	0.5
Loans and advances to banks[a]	Total	110,936	687	36	723	0.7
Loans and advances to customers	UK	267,953	9,098	148	9,246	3.5
Loans and advances to customers	Non-UK	140,627	6,515	254	6,769	4.8
Loans and advances to customers[a]	Total	408,580	15,613	402	16,015	3.9
Available for sale investments	UK	73,212	1,346	-	1,346	1.8
Available for sale investments	Non-UK	14,802	458	-	458	3.1
Available for sale investments	Total	88,014	1,804	-	1,804	2.0
Reverse repurchase agreements	UK	193,303	8	715	723	0.4
Reverse repurchase agreements	Non-UK	132,488	33	342	375	0.3
Reverse repurchase agreements[b]	Total	325,791	41	1,057	1,098	0.3
Other interest income[c]			170	-	170
Total interest earning assets not at fair value through P&L		933,321	18,315	1,495	19,810	2.1
Less interest paid			(6,715)	(1,194)	(7,909)
Net interest		933,321	11,600	301	11,901	1.3
Interest earning assets at fair value through P&L	UK	65,534
Interest earning assets at fair value through P&L	Non-UK	75,763
Interest earning assets at fair value through P&L	Total	141,297
Total interest earning assets		1,074,618
Impairments		(8,009)
Non-interest earning assets		554,007
Total		1,620,616
Percentage of total average interest earning assets in offices outside the UK		40%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 248 offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest income principally includes interest income relating to hedging activity.

424 >

Additional information Additional financial disclosure

Assets		2012 [a]
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%
Loans and advances to banks	UK	39,970	238	58	296	0.7
Loans and advances to banks	Non-UK	112,333	391	-	391	0.3
Loans and advances to banks[b]	Total	152,303	629	58	687	0.5
Loans and advances to customers	UK	270,156	9,185	176	9,361	3.5
Loans and advances to customers	Non-UK	141,669	7,263	50	7,313	5.2
Loans and advances to customers[b]	Total	411,825	16,448	226	16,674	4.0
Available for sale investments	UK	50,759	1,171	-	1,171	2.3
Available for sale investments	Non-UK	17,900	565	-	565	3.2
Available for sale investments	Total	68,659	1,736	-	1,736	2.5
Reverse repurchase agreements	UK	196,046	22	918	940	0.5
Reverse repurchase agreements	Non-UK	118,378	-	349	349	0.3
Reverse repurchase agreements[c]	Total	314,424	22	1,267	1,289	0.4
Other interest income[d]			377	-	377
Total interest earning assets not at fair value through P&L		947,211	19,212	1,551	20,763	2.2
Less interest paid			(7,558)	(1,581)	(9,139)
Net interest		947,211	11,654	(30)	11,624	1.2
Interest earning assets at fair value through P&L	UK	70,489
Interest earning assets at fair value through P&L	Non-UK	99,355
Interest earning assets at fair value through P&L	Total	169,844
Total interest earning assets		1,117,055
Impairments		(9,151)
Non-interest earning assets		625,541
Total		1,733,445
Percentage of total average interest earning assets in offices outside the UK		44%

Notes

a	The figures have been revised to permit a reconciliation to net interest income.
b	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
c	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 248 offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
d	Other interest income principally includes interest income relating to hedging activity.

> 425

Additional information Additional financial disclosure

Assets				2011 [a]
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%
Loans and advances to banks	UK	37,019	277	290	567	1.5
Loans and advances to banks	Non-UK	98,590	465	-	465	0.5
Loans and advances to banks[b]	Total	135,609	742	290	1,032	0.8
Loans and advances to customers	UK	261,786	9,067	184	9,251	3.5
Loans and advances to customers	Non-UK	151,549	8,204	95	8,299	5.5
Loans and advances to customers[b]	Total	413,335	17,271	279	17,550	4.2
Available for sale investments	UK	48,840	1,509	-	1,509	3.1
Available for sale investments	Non-UK	17,945	628	-	628	3.5
Available for sale investments	Total	66,785	2,137	-	2,137	3.2
Reverse repurchase agreements	UK	205,555	62	1,518	1,580	0.8
Reverse repurchase agreements	Non-UK	142,619	22	428	450	0.3
Reverse repurchase agreements[c]	Total	348,174	84	1,946	2,030	0.6
Other interest income[d]			355	-	355
Total interest earning assets at fair value through P&L		963,903	20,589	2,515	23,104	2.4
Less interest paid			(8,388)	(2,482)	(10,870)
Net interest		963,903	12,201	33	12,234	1.3
Interest earning assets at fair value through P&L	UK	70,478
Interest earning assets at fair value through P&L	Non-UK	97,928
Interest earning assets at fair value through P&L	Total	168,406
Total interest earning assets		1,132,309
Impairments		(11,653)
Non-interest earning assets		549,512
Total		1,670,168
Percentage of total average interest earning assets in offices outside the UK		45%

Notes

a	The figures have been revised to permit a reconciliation to net interest income.
b	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
c	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 248 offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
d	Other interest income principally includes interest income relating to hedging activity.

426 >

Additional information Additional financial disclosure

Liabilities				2013
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%
Deposits by banks	UK	51,961	78	52	130	0.3
Deposits by banks	Non-UK	17,308	123	1	124	0.7
Deposits by banks	Total	69,269	201	53	254	0.4
Customer accounts	UK	225,027	1,285	74	1,359	0.6
Customer accounts	Non-UK	93,138	1,371	198	1,569	1.7
Customer accounts	Total	318,165	2,656	272	2,928	0.9
Debt securities in issue	UK	62,019	1,523	39	1,562	2.5
Debt securities in issue	Non-UK	42,114	653	47	700	1.7
Debt securities in issue	Total	104,133	2,176	86	2,262	2.2
Subordinated liabilities	UK	21,764	1,462	-	1,462	6.7
Subordinated liabilities	Non-UK	1,406	110	-	110	7.8
Subordinated liabilities	Total	23,170	1,572	-	1,572	6.8
Repurchase agreements	UK	205,170	59	428	487	0.2
Repurchase agreements	Non-UK	149,651	68	355	423	0.3
Repurchase agreements[a]	Total	354,821	127	783	910	0.3
Other interest expense[b]			(17)	-	(17)
Total interest bearing liabilities not at fair value through P&L		869,558	6,715	1,194	7,909	0.9
Interest bearing liabilities at fair value through P&L	UK	51,498
Interest bearing liabilities at fair value through P&L	Non-UK	30,333
Interest bearing liabilities at fair value through P&L	Total	81,831
Total interest bearing liabilities		951,389
Interest free customer deposits	UK	58,438
Interest free customer deposits	Non-UK	13,784
Interest free customer deposits	Total	72,222
Other non-interest bearing liabilities		535,504
Shareholders’ equity		61,501
Total		1,620,616
Percentage of total average interest bearing liabilities in offices outside the UK		35%

Notes

a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 248 offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
b	Other interest expense principally includes interest expense relating to hedging activity.

> 427

Additional information Additional financial disclosure

Liabilities				2012 [a]
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%
Deposits by banks	UK	62,748	97	120	217	0.3
Deposits by banks	Non-UK	19,274	160	-	160	0.8
Deposits by banks	Total	82,022	257	120	377	0.5
Customer accounts	UK	204,144	1,069	124	1,193	0.6
Customer accounts	Non-UK	87,554	1,416	-	1,416	1.6
Customer accounts	Total	291,698	2,485	124	2,609	0.9
Debt securities in issue	UK	76,429	1,821	-	1,821	2.4
Debt securities in issue	Non-UK	52,878	1,100	-	1,100	2.1
Debt securities in issue	Total	129,307	2,921	-	2,921	2.3
Subordinated liabilities	UK	21,923	1,508	-	1,508	6.9
Subordinated liabilities	Non-UK	1,345	124	-	124	9.2
Subordinated liabilities	Total	23,268	1,632	-	1,632	7.0
Repurchase agreements	UK	206,648	-	771	771	0.4
Repurchase agreements	Non-UK	167,133	2	566	568	0.3
Repurchase agreements[b]	Total	373,781	2	1,337	1,339	0.4
Other interest expense[c]			261	-	261
Total interest bearing liabilities not at fair value through P&L		900,076	7,558	1,581	9,139	1.0
Interest bearing liabilities at fair value through P&L	UK	56,381
Interest bearing liabilities at fair value through P&L	Non-UK	33,059
Interest bearing liabilities at fair value through P&L	Total	89,440
Total interest bearing liabilities		989,516
Interest free customer deposits	UK	52,713
Interest free customer deposits	Non-UK	10,847
Interest free customer deposits	Total	63,560
Other non-interest bearing liabilities		618,752
Shareholders’ equity		61,617
Total		1,733,445
Percentage of total average interest bearing liabilities in offices outside the UK		37%

Notes

a	These figures have been revised to permit a reconciliation to net interest income.
b	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 248 offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest expense principally includes interest expense relating to hedging activity.

428 >

Additional information Additional financial disclosure

Liabilities				2011 [a]
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%
Deposits by banks	UK	61,621	188	322	510	0.8
Deposits by banks	Non-UK	13,954	178	52	230	1.6
Deposits by banks	Total	75,575	366	374	740	1.0
Customer accounts	UK	207,457	1,056	146	1,202	0.6
Customer accounts	Non-UK	88,962	1,470	106	1,576	1.8
Customer accounts	Total	296,419	2,526	252	2,778	0.9
Debt securities in issue	UK	83,685	2,173	239	2,412	2.9
Debt securities in issue	Non-UK	63,158	1,351	-	1,351	2.1
Debt securities in issue	Total	146,843	3,524	239	3,763	2.6
Subordinated liabilities	UK	26,275	1,671	-	1,671	6.4
Subordinated liabilities	Non-UK	1,237	142	-	142	11.5
Subordinated liabilities	Total	27,512	1,813	-	1,813	6.6
Repurchase agreements	UK	206,240	93	1,326	1,419	0.7
Repurchase agreements	Non-UK	204,122	37	291	328	0.2
Repurchase agreements[b]	Total	410,362	130	1,617	1,747	0.4
Other interest expense[c]			29	-	29
Total interest bearing liabilities not at fair value through P&L		956,711	8,388	2,482	10,870	1.1
Interest bearing liabilities at fair value through P&L	UK	67,153
Interest bearing liabilities at fair value through P&L	Non-UK	53,234
Interest bearing liabilities at fair value through P&L	Total	120,387
Total interest bearing liabilities		1,077,098
Interest free customer deposits	UK	48,192
Interest free customer deposits	Non-UK	7,879
Interest free customer deposits	Total	56,071
Other non-interest bearing liabilities		475,492
Shareholders’ equity		61,507
Total		1,670,168
Percentage of total average interest bearing liabilities in offices outside the UK		39%

Notes

a	These figures have been revised to permit a reconciliation to net interest income.
b	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet on page 248 offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest expense principally includes interest expense relating to hedging activity.

> 429

Additional information Additional financial disclosure

Changes in total interest – volume and rate analysis

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

Interest income[a]		2013/2012 Change due to increase/(decrease) in:			2012/11 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Loans and advances to banks	UK	122	78	44	(271)	42	(313)
Loans and advances to banks	Non-UK	(86)	(217)	131	(74)	59	(133)
Loans and advances to banks	Total	36	(139)	175	(345)	101	(446)
Loans and advances to customers	UK	(115)	(76)	(39)	110	292	(182)
Loans and advances to customers	Non-UK	(544)	(54)	(490)	(986)	(525)	(461)
Loans and advances to customers	Total	(659)	(130)	(529)	(876)	(233)	(643)
Available for sale investments	UK	175	446	(271)	(338)	57	(395)
Available for sale investments	Non-UK	(107)	(96)	(11)	(63)	(2)	(61)
Available for sale investments	Total	68	350	(282)	(401)	55	(456)
Reverse repurchase agreements	UK	(217)	(13)	(204)	(640)	(70)	(570)
Reverse repurchase agreements	Non-UK	26	41	(15)	(101)	(72)	(29)
Reverse repurchase agreements	Total	(191)	28	(219)	(741)	(142)	(599)
Other interest income		(207)	–	(207)	22	–	22
Total interest income		(953)	109	(1,062)	(2,341)	(219)	(2,122)

Notes

a	Comparative figures have been revised in line with the revisions to the average balance sheet.

430 >

Additional information Additional financial disclosure

Changes in total interest – volume and rate analysis

Interest expense[a]		2013/2012 Change due to increase/(decrease) in:			2012/2011 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Deposits by banks	UK	(87)	(33)	(54)	(293)	9	(302)
Deposits by banks	Non-UK	(36)	(15)	(21)	(70)	69	(139)
Deposits by banks	Total	(123)	(48)	(75)	(363)	78	(441)
Customer accounts	UK	166	125	41	(9)	(19)	10
Customer accounts	Non-UK	153	92	61	(160)	(25)	(135)
Customer accounts	Total	319	217	102	(169)	(44)	(125)
Debt securities in issue	UK	(259)	(358)	99	(591)	(197)	(394)
Debt securities in issue	Non-UK	(400)	(201)	(199)	(251)	(215)	(36)
Debt securities in issue	Total	(659)	(559)	(100)	(842)	(412)	(430)
Subordinated liabilities	UK	(46)	(11)	(35)	(163)	(291)	128
Subordinated liabilities	Non-UK	(14)	6	(20)	(18)	11	(29)
Subordinated liabilities	Total	(60)	(5)	(55)	(181)	(280)	99
Repurchase agreements	UK	(284)	(6)	(278)	(648)	3	(651)
Repurchase agreements	Non-UK	(145)	(55)	(90)	240	(68)	308
Repurchase agreements	Total	(429)	(61)	(368)	(408)	(65)	(343)
Other interest expense		(278)	–	(278)	232	–	232
Total interest expense		(1,230)	(456)	(774)	(1,731)	(723)	(1,008)

Notes

a	Comparative figures have been revised in line with the revisions to the average balance sheet.

> 431

Additional information Additional financial disclosure

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the credit risk management section.

A. Impairment

Movements in allowance for impairment by geography
	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Allowance for impairment as at 1 January	7,799	10,597	12,432	10,796	6,574
Effects of the adoption of IFRS 10	-	(1,701)	-	-	-
Acquisitions and disposals	(5)	(80)	(18)	78	434
Unwind of discount	(179)	(211)	(243)	(213)	(185)
Exchange and other adjustments	(260)	(206)	(440)	331	(127)
Amounts written off:
United Kingdom	(1,548)	(1,972)	(2,401)	(1,928)	(1,588)
Europe	(957)	(1,119)	(932)	(616)	(599)
Americas	(276)	(311)	(954)	(742)	(686)
Africa and the Middle East	(534)	(655)	(695)	(627)	(446)
Asia	(28)	(62)	(183)	(397)	(61)
Recoveries:
United Kingdom	119	127	159	116	48
Europe	18	31	43	22	13
Americas	-	-	-	5	8
Africa and the Middle East	63	51	56	54	80
Asia	1	3	7	4	1
New and increased impairment allowance:
United Kingdom	1,687	1,728	2,442	2,848	3,163
Europe	1,131	1,566	1,299	1,434	1,945
Americas	514	250	438	1,323	1,650
Africa and the Middle East	566	853	727	949	1,124
Asia	31	50	56	385	229
Reversals of impairment allowance:
United Kingdom	(302)	(356)	(353)	(355)	(331)
Europe	(323)	(463)	(135)	(264)	(248)
Americas	(4)	(23)	(280)	(386)	(6)
Africa and the Middle East	(45)	(70)	(113)	(128)	(45)
Asia	(9)	(16)	(50)	(56)	(1)
Recoveries:
United Kingdom	(119)	(127)	(159)	(116)	(48)
Europe	(18)	(31)	(43)	(22)	(13)
Americas	-	-	-	(5)	(8)
Africa and the Middle East	(63)	(51)	(56)	(54)	(80)
Asia	(1)	(3)	(7)	(4)	(1)
Allowance for impairment as at 31 December	7,258	7,799	10,597	12,432	10,796
Average loans and advances for the year	519,516	564,128	548,944	532,558	447,569

432 >

Additional information Additional financial disclosure

Analysis of impairment charges
As at 31 December	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Impairment charges:
United Kingdom	1,266	1,245	1,930	2,377	2,784
Europe	790	1,072	1,121	1,148	1,684
Americas	510	227	158	932	1,636
Africa and the Middle East	458	732	558	767	999
Asia	21	31	(1)	325	227
Impairment on loans and advances	3,045	3,307	3,766	5,549	7,330
Impairment on available for sale assets	1	40	1,860	51	670
Impairment on reverse repurchase agreements	8	(3)	(48)	(4)	43
Impairment charges	3,054	3,344	5,578	5,596	8,043
Other credit provisions charge	17	(4)	24	76	28
Impairment charges	3,071	3,340	5,602	5,672	8,071

The industry classifications in the tables below have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charges on loans and advances by industry
As at 31 December	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
United Kingdom:
Financial institutions	2	30	83	22	485
Manufacturing	44	12	41	38	112
Construction	23	25	22	77	54
Property	25	82	59	123	113
Wholesale and retail distribution and leisure	52	109	297	170	314
Business and other services	86	138	138	238	175
Home loans	38	18	66	37	33
Cards, unsecured and other personal lending	980	799	1,200	1,646	1,416
Other	16	32	24	26	82
Total United Kingdom	1,266	1,245	1,930	2,377	2,784
Overseas	1,779	2,062	1,836	3,172	4,546
Total Impairment charges	3,045	3,307	3,766	5,549	7,330

> 433

Additional information Additional financial disclosure

Allowance for impairment by industry
	2013		2012		2011		2010		2009
As at 31 December	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial institutions	23	0.3	411	5.3	456	4.3	447	3.6	493	4.6
Manufacturing	84	1.2	37	0.5	97	0.9	84	0.6	142	1.3
Construction	45	0.6	31	0.4	53	0.5	76	0.6	41	0.4
Property	73	1.0	118	1.5	121	1.1	131	1.0	90	0.8
Wholesale and retail distribution and leisure	124	1.7	243	3.1	378	3.6	256	2.1	182	1.7
Business and other services	218	3.0	217	2.8	258	2.4	259	2.1	218	2.0
Home loans	111	1.5	129	1.7	134	1.3	85	0.7	63	0.6
Cards, unsecured and other personal lending	2,228	30.7	2,043	26.2	2,469	23.3	3,020	24.3	2,688	24.9
Other	74	1.0	41	0.5	39	0.4	71	0.6	92	0.8
Total United Kingdom	2,980	41.1	3,270	41.9	4,005	37.8	4,429	35.6	4,009	37.1
Overseas	4,278	58.9	4,529	58.1	6,592	62.2	8,003	64.4	6,787	62.9
Total	7,258	100.0	7,799	100.0	10,597	100.0	12,432	100.0	10,796	100.0

Amounts written off and recovered by industry
	Amounts written off					Recoveries of amounts previously written off
As at 31 December	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
United Kingdom:
Financial institutions	13	55	67	68	72	1	4	-	2	3
Manufacturing	55	76	28	102	162	4	2	4	6	4
Construction	26	52	45	42	34	2	4	2	1	3
Property	34	95	71	86	141	1	7	3	4	3
Wholesale and retail distribution and leisure	78	246	229	103	182	4	13	39	6	8
Business and other services	138	200	127	198	197	19	22	6	7	5
Home loans	39	36	45	20	16	2	2	3	1	-
Cards, unsecured and other personal lending	1,127	1,184	1,739	1,250	724	82	73	102	75	13
Other[a]	38	28	50	59	60	4	-	-	14	9
Total United Kingdom	1,548	1,972	2,401	1,928	1,588	119	127	159	116	48
Overseas	1,795	2,147	2,764	2,382	1,792	82	85	106	85	102
Total	3,343	4,119	5,165	4,310	3,380	201	212	265	201	150

Impairment ratios
	2013%	2012%	2011%	2010%	2009%
Impairment charges as a percentage of average loans and advances	0.59	0.59	0.69	1.04	1.64
Amounts written off (net of recoveries) as a percentage of average loans and advances	0.60	0.69	0.89	0.77	0.72
Allowance for impairment balance as a percentage of loans and advances as at 31 December	1.53	1.65	2.16	2.60	2.29

434 >

Additional information Additional financial disclosure

B. Potential credit risk loans

Credit risk loans summary	2013	2012	2011	2010	2009
As at 31 December	£m	£m	£m	£m	£m

Impaired loans	10,510	11,747	17,326	26,630	16,401
Accruing loans which are contractually overdue 90 days or more as to principal or interest	1,903	2,490	3,179	4,388	5,310
Impaired and restructured loans	885	788	837	864	831

Credit risk loans[a]	13,298	15,025	21,342	31,882	22,542

Credit risk loans As at 31 December	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Impaired loans:
United Kingdom	3,986	4,717	5,801	5,744	4,724
Europe	4,137	4,433	5,261	5,397	4,184
Americas	683	357	3,759	11,928	4,744
Africa and Middle East[a]	1,626	2,167	2,408	3,206	2,390
Asia	78	73	97	355	359

Total	10,510	11,747	17,326	26,630	16,401
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	953	1,227	1,216	1,380	2,305
Europe	503	476	650	802	953
Americas	81	96	110	164	232
Africa and Middle East[a]	364	688	1,195	2,010	1,766
Asia	2	3	8	32	54
Total	1,903	2,490	3,179	4,388	5,310
Impaired and restructured loans:
United Kingdom	734	615	643	662	582
Europe	13	27	60	33	41
Americas	81	116	124	141	180
Africa and Middle East	56	25	7	20	22
Asia	1	5	3	8	6
Total	885	788	837	864	831
Total credit risk loans:
United Kingdom	5,673	6,559	7,660	7,786	7,611
Europe	4,653	4,936	5,971	6,232	5,178
Americas	845	569	3,993	12,233	5,156
Africa and Middle East	2,046	2,880	3,610	5,236	4,178
Asia	81	81	108	395	419

Credit risk loans	13,298	15,025	21,342	31,882	22,542

Potential problem loans	2013	2012	2011	2010	2009
As at 31 December	£m	£m	£m	£m	£m
United Kingdom	1,112	1,035	1,110	892	1,013
Europe	285	430	530	669	796
Americas	99	80	106	779	1,181
Africa and Middle East	310	314	217	335	502
Asia	2	1	9	20	31
Potential problem loans	1,808	1,860	1,972	2,695	3,523

Note

a	2012 Africa and Middle East Balances have been restated to more accurately reflect their CRL categorisation. As a result CRLs decreased by £99m and PPLs increased by £102m.

> 435

Additional information Additional financial disclosure

	2013	2012	2011
Interest foregone on credit risk loans	£m	£m	£m
Interest income that would have been recognised under the original contractual terms
United Kingdom	194	245	272
Rest of the World	217	310	344
Total	411	555	616

Total impairment allowance coverage of credit risk loans	2013	2012	2011	2010	2009
As at 31 December	%	%	%	%	%
United Kingdom	52.5	49.9	52.3	56.9	53.2
Europe	53.4	52.8	48.9	44.8	42.1
Americas	77.4	83.0	53.3	24.2	51.7
Africa and Middle East	52.7	48.0	40.1	35.5	37.1
Asia	72.8	86.4	90.7	100.0	84.2
Total coverage of credit risk lending	54.6	51.9	49.7	39.0	47.9

Total impairment allowance coverage of potential credit risk loans	2013	2012	2011	2010	2009
As at 31 December	%	%	%	%	%
United Kingdom	43.9	43.1	45.7	51.0	47.0
Europe	50.3	48.6	44.9	40.5	36.5
Americas	69.3	72.7	51.9	22.7	42.0
Africa and Middle East	45.8	43.2	37.8	33.3	33.2
Asia	71.1	85.4	83.8	95.2	78.4
Total coverage of potential credit risk lending	48.0	46.2	45.5	36.0	41.4

436 >

Additional information Additional financial disclosure

C. Maturity Analysis of Loans and Advances

Maturity analysis of loans and advances to customers
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but no more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2013
United Kingdom
Corporate lending	17,462	17,277	921	2,684	12,286	8,470	8,604	10,497	78,201
Other lending to customers in the United Kingdom	4,492	3,309	2,170	4,703	18,209	16,476	31,077	80,113	160,549
Total United Kingdom	21,954	20,586	3,091	7,387	30,495	24,946	39,681	90,610	238,750
Europe	3,216	18,011	1,510	3,923	11,336	9,553	10,085	19,509	77,143
Americas	2,525	39,503	1,461	2,379	7,687	6,039	4,833	3,694	68,121
Africa and Middle East	3,665	4,688	1,628	2,451	7,908	5,567	6,569	8,175	40,651
Asia	455	9,816	199	306	1,337	629	110	142	12,994
Total loans and advances to customers	31,815	92,604	7,889	16,446	58,763	46,734	61,278	122,130	437,659

As at 31 December 2012
United Kingdom
Corporate lending	17,050	14,011	1,166	3,156	14,008	10,460	8,805	10,964	79,620
Other lending to customers in the United Kingdom	4,472	3,224	2,015	3,980	15,586	15,431	30,505	76,445	151,658
Total United Kingdom	21,522	17,235	3,181	7,136	29,594	25,891	39,310	87,409	231,278
Europe	5,245	19,908	2,429	4,772	12,483	8,244	10,447	20,345	83,873
Americas	3,392	32,854	935	2,537	6,344	6,347	6,285	3,637	62,331
Africa and Middle East	8,244	2,709	1,596	2,819	7,261	6,336	9,156	9,149	47,270
Asia	418	4,108	525	352	684	443	158	224	6,912
Total loans and advances to customers	38,821	76,814	8,666	17,616	56,366	47,261	65,356	120,764	431,664

> 437

Additional information Additional financial disclosure

Maturity analysis of loans and advances to banks
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but no more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2013
United Kingdom	571	4,609	38	282	178	36	4	661	6,379
Europe	2,228	8,540	233	96	386	-	-	-	11,483
Americas	1,808	8,586	1	1	13	-	46	-	10,455
Africa and Middle East	840	785	220	558	88	73	-	-	2,564
Asia	1,111	5,188	481	189	-	-	13	-	6,982
Total loans and advances to banks	6,558	27,708	973	1,126	665	109	63	661	37,863

As at 31 December 2012
United Kingdom	940	6,042	-	100	-	-	14	410	7,506
Europe	1,554	12,693	-	259	363	-	-	46	14,915
Americas	230	11,268	53	-	678	-	49	-	12,278
Africa and Middle East	596	807	129	339	44	136	95	5	2,151
Asia	1,358	1,957	54	269	-	-	15	-	3,653
Total loans and advances to banks	4,678	32,767	236	967	1,085	136	173	461	40,503

438 >

Additional information Additional financial disclosure

D. Industrial and Geographical Concentrations of Loans and Advances

Loans and advances to customers by industry	2013	2012	2011	2010	2009
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	99,888	87,050	92,035	90,409	95,839
Manufacturing	10,632	11,907	13,264	15,096	18,855
Construction	4,228	4,625	4,931	6,173	6,303
Property	20,861	22,575	25,087	23,720	23,468
Government and central bank	5,011	4,809	6,135	5,109	4,801
Energy and water	7,547	7,638	7,425	9,240	10,735
Wholesale and retail distribution and leisure	13,288	15,070	16,818	17,886	19,746
Business and other services	20,640	24,722	27,214	27,138	30,277
Home loans	180,295	172,875	172,106	168,909	149,738
Cards, unsecured loans and other personal lending	55,909	58,863	53,783	51,724	44,971
Other	19,360	21,530	23,688	24,922	26,226
Loans and advances to customers	437,659	431,664	442,486	440,326	430,959

Loans and advances to customers in the UK	2013	2012	2011	2010	2009
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	21,165	17,515	18,912	20,325	23,738
Manufacturing	5,390	6,078	6,282	6,744	8,705
Construction	3,178	3,108	3,444	3,683	3,544
Property	15,095	15,283	16,351	13,877	13,677
Government and central bank	903	198	123	80	496
Energy and water	1,716	2,286	1,598	2,183	2,446
Wholesale and retail distribution and leisure	9,733	9,810	10,686	11,850	12,793
Business and other services	13,028	15,971	16,731	15,430	16,576
Home loans	129,702	119,781	112,394	105,019	90,921
Cards, unsecured loans and other personal lending	30,404	31,772	29,881	28,970	27,493
Other	8,436	9,476	8,404	8,105	9,103
Loans and advances to customers in the UK	238,750	231,278	224,806	216,266	209,492

Loans and advances to customers in Europe	2013	2012	2011	2010	2009
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	18,397	20,952	20,255	18,333	15,583
Manufacturing	2,072	2,827	3,545	4,987	5,907
Construction	625	663	943	1,440	1,619
Property	2,670	3,242	4,023	3,771	4,425
Government and central bank	1,583	2,458	2,167	951	598
Energy and water	3,118	2,376	2,453	3,621	4,670
Wholesale and retail distribution and leisure	1,525	2,588	3,134	2,938	2,793
Business and other services	2,883	2,985	5,498	6,526	6,388
Home loans	35,111	36,965	38,732	37,524	36,100
Cards, unsecured loans and other personal lending	7,196	6,346	6,875	8,348	7,658
Other	1,963	2,471	5,711	4,997	5,844
Loans and advances to customers in Europe	77,143	83,873	93,336	93,436	91,585

> 439

Additional information Additional financial disclosure

Loans and advances to customers in the Americas	2013	2012	2011	2010	2009
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	46,263	41,000	46,636	45,329	49,042
Manufacturing	1,308	1,229	1,400	922	1,864
Construction	19	1	33	34	-
Property	944	686	882	806	1,012
Government and central bank	371	785	620	354	346
Energy and water	1,496	1,761	2,170	2,428	2,521
Wholesale and retail distribution and leisure	473	739	661	651	1,004
Business and other services	2,227	2,368	1,605	1,211	1,952
Home loans	782	480	566	214	154
Cards, unsecured loans and other personal lending	12,937	12,047	9,691	8,129	7,719
Other	1,301	1,235	1,319	1,398	1,586
Loans and advances to customers in the Americas	68,121	62,331	65,583	61,476	67,200

Loans and advances to customers in Africa and the Middle East	2013	2012	2011	2010	2009
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	6,286	4,546	2,343	2,960	3,797
Manufacturing	1,229	1,252	1,459	1,565	1,615
Construction	379	829	444	961	903
Property	2,029	3,117	3,618	4,825	4,341
Government and central bank	1,089	1,368	2,796	3,271	3,310
Energy and water	739	822	819	520	569
Wholesale and retail distribution and leisure	1,378	1,833	2,170	1,968	1,805
Business and other services	2,059	2,760	3,012	3,530	4,700
Home loans	14,348	15,376	19,912	25,831	22,141
Cards, unsecured loans and other personal lending	4,087	7,540	6,521	4,933	993
Other	7,028	7,827	7,660	9,341	8,515
Loans and advances to customers in Africa and the Middle East	40,651	47,270	50,754	59,705	52,689

Loans and advances to customers in Asia	2013	2012	2011	2010	2009
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	7,777	3,037	3,889	3,462	3,679
Manufacturing	633	521	578	878	764
Construction	27	24	67	55	237
Property	123	247	213	441	13
Government and central bank	1,065	-	429	453	51
Energy and water	478	393	385	488	529
Wholesale and retail distribution and leisure	179	100	167	479	1,351
Business and other services	443	638	368	441	661
Home loans	352	273	502	321	422
Cards, unsecured loans and other personal lending	1,285	1,158	815	1,344	1,108
Other	632	521	594	1,081	1,178
Loans and advances to customers in Asia	12,994	6,912	8,007	9,443	9,993

Interest rate sensitivity of loans and advances		2013			2012
As at 31 December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
Banks	13,938	23,925	37,863	16,021	24,482	40,503
Customers	123,051	314,608	437,659	103,215	328,449	431,664

440 >

Additional information Additional financial disclosure

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets
	As % of	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sectors
	assets	£m	£m	£m	£m
As at 31 December 2013
United States	6.3	82,471	7,656	15,997	58,818
Germany	2.1	27,584	6,757	5,785	15,042
France	2.9	38,350	18,038	9,422	10,890
Netherlands	1.2	15,184	3,132	4,450	7,602
Spain	1.0	12,622	9,111	1,068	2,443

As at 31 December 2012
United States	6.4	95,024	7,074	19,096	68,854
Germany	2.5	37,304	8,845	5,286	23,173
France	2.1	30,895	15,546	6,940	8,409
Japan	1.4	20,370	18,533	1,815	22
Netherlands	1.2	18,209	1,377	4,351	12,481

As at 31 December 2011
United States	7.4	116,374	15,120	28,174	73,080
Germany	2.1	32,990	7,707	4,249	21,034
France	1.8	28,260	18,035	6,047	4,178
Netherlands	0.9	14,481	2,530	579	11,372

Off-Balance Sheet and other Credit Exposures	2013	2012	2011
As at 31 December	£m	£m	£m
Contingent liabilities	21,184	22,261	58,883
Commitments[a]	275,571	272,392	283,289
Trading portfolio assets	133,069	146,352	152,183
Financial assets designated at fair value on own account	38,968	46,629	36,949
Derivative financial instruments	324,335	469,156	538,964
Available for sale financial investments	91,756	75,109	68,491

Notional principal amounts of credit derivatives	2013	2012	2011
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes[b]	1,576,184	1,768,180	1,886,650

Additional Related Parties disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2013: 37 persons, 2012: 28 persons, 2011: 24 persons) for the year ended 31st December 2013 amounted to £70.0m (2012: £70.6m, 2011: £102.8m). In addition, the aggregate amount set aside for the year ended 31st December 2013, to provide pension benefits for the Directors and Officers amounted to £0.6m (2012: £0.4m, 2011: £0.4m).

Note

a	Commitments have been revised to incorporate forward starting reverse repurchase agreements.
b	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

> 441

Additional information Additional financial disclosure

Ratio of earnings to fixed charges – Barclays Plc
	2013	2012	2011	2010	2009
	(In £m except for ratios)
Fixed charges
Interest expense	6,715	7,557	8,388	7,512	9,318
Rental expense	254	251	268	254	256
Total Fixed charges	6,969	7,808	8,656	7,766	9,574
Earnings
Income before taxes and non-controlling interests	2,868	797	5,770	5,999	4,696
Less: unremitted pre-tax income of associated companies and joint ventures	95	(113)	(47)	(49)	(43)
Total earnings excluding fixed charges	2,963	684	5,723	5,950	4,653
Fixed charges	6,969	7,808	8,656	7,766	9,574
Total earnings including fixed charges	9,932	8,492	14,379	13,716	14,227
Ratio of earnings to fixed charges	1.43	1.09	1.66	1.77	1.49

Ratio of earnings to fixed charges and preference shares – Barclays Plc
	2013	2012	2011	2010	2009
	(In £m except for ratios)
Fixed charges, preference share dividends and similar appropriations
Interest expense	6,715	7,557	8,388	7,512	9,318
Rental expense	254	251	268	254	256
Fixed charges	6,969	7,808	8,656	7,766	9,574
Preference share dividends and similar appropriations	412	466	514	594	599
Total fixed charges	7,381	8,274	9,170	8,360	10,173
Earnings
Income before taxes and non-controlling interests	2,868	797	5,770	5,999	4,696
Less: unremitted pre-tax income of associated companies and joint ventures	95	(113)	(47)	(49)	(43)
Total earnings excluding fixed charges	2,963	684	5,723	5,950	4,653
Fixed charges	7,381	8,274	9,170	8,360	10,173
Total earnings including fixed charges	10,344	8,958	14,893	14,310	14,826

Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.40	1.08	1.62	1.71	1.46

442 >

Additional information Additional financial disclosure

This table shows a reconciliation between Barclays PLC balance sheet for statutory purposes versus the Regulatory Balance sheet

Reconciliation between IFRS and regulatory balance sheet
As at 31 December 2013	Accounting balance sheet as in published financial statements	Deconsolidation of insurance/other entities	Consolidation of banking associates/other entities reserves and other equity	Under regulatory scope of consolidation
	£m	£m	£m	£m
Assets
Cash, balances at central banks and items in the course of collection	46,969	(9)	112	47,072
Trading portfolio assets	133,069	(85)	-	132,984
Financial assets designated at fair value	38,968	(1,632)	-	37,336
Derivative financial instruments	324,335	(5)	-	324,330
Available for sale financial investments	91,756	(2,235)	-	89,521
Loans and advances to banks	37,853	(257)	122	37,718
Loans and advances to customers	430,411	(3,557)	1,338	428,192
Reverse repurchase agreements and cash collateral on securities borrowed	186,779	(21)	-	186,758
Other assets	22,127	(1,769)	(168)	20,190
Total assets	1,312,267	(9,570)	1,404	1,304,101
Liabilities
Deposits from banks	56,193	-	1,199	57,392
Customer accounts	427,902	28	-	427,930
Repurchase agreements and cash collateral on securities lent	196,748	(25)	-	196,723
Trading portfolio liabilities	53,464	-	-	53,464
Financial liabilities designated at fair value:	64,796	(569)	-	64,227
Derivative financial instruments	320,634	-	-	320,634
Debt securities in issue	86,693	(4,848)	-	81,845
Subordinated liabilities	21,695	-	-	21,695
Accruals, deferred income and other liabilities	20,193	(4,050)	225	16,368
Total Liabilities	1,248,318	(9,464)	1,424	1,240,278

> 443

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiaries at 31 December 2013 and 31 December 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 44, in 2013 the Company changed the manner in which it assesses consolidation, due to the implementation of IFRS 10: Consolidated Financial Statements; and the manner in which it accounts for its employee benefits due to the implementation of IAS 19 (revised): Employee Benefits, which resulted in the inclusion of the January 1, 2012 balance sheet.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

3 March 2014

444 >

Barclays Bank PLC data

446 Consolidated income statement

447 Consolidated statement of comprehensive income

448 Consolidated balance sheet

449 Consolidated statement of changes in equity

451 Consolidated cash flow statement

452 Notes to the accounts

464 Financial data

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

—	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC.

—	Certain issuances of capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.

—

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders equity.

—

Shares issued by Barclays PLC to fund share awards for employee share schemes are held as a liability within Barclays Bank PLC, payable to Barclays PLC until settled. These are recorded as share capital and share premium in Barclays PLC.

—

Other equity instruments issued by Barclays PLC held for trading purposes are recognised as trading portfolio assets within Barclays Bank PLC. Barclays PLC deducts these instruments from shareholders equity.

—

There have been two issuances of contingent convertible capital securities (CCSs) and two issuances of contingent capital notes (CCNs) within the Group. The CCNs create differences between Barclays PLC and Barclays Bank PLC. The CCNs both made by Barclays Bank PLC pay interest and principal to the holder unless the consolidated CET 1 ratio of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk. The accounting for these instruments differs in the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

*

In the case of the first CCN issuance which took place in Q4 2012, the cancellation is effected by an automatic legal transfer from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

*

In the case of the second CCN issuance which took place in Q2 2013, the cancellation is directly effected in Barclays Bank PLC. To Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

More extensive disclosures are contained in previous sections within this document for the year ended 31 December 2013, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

>445

Barclays Bank PLC data Consolidated income statement

For the year ended 31 December	Notes	2013	2012	2011
		£m	£m	£m
Continuing operations
Interest income	a	18,315	19,211	20,589
Interest expense	a	(6,662)	(7,561)	(8,393)
Net interest income		11,653	11,650	12,196
Fee and commission income	b	10,500	10,213	10,208
Fee and commission expense	b	(1,748)	(1,677)	(1,586)
Net fee and commission income		8,752	8,536	8,622
Net trading income	c	6,548	3,350	7,738
Net investment income	d	680	690	2,322
Net premiums from insurance contracts		732	896	1,076
Gain on debt buy-backs and extinguishments		-	-	1,130
Other income		98	335	39
Total income		28,463	25,457	33,123
Net claims and benefits incurred on insurance contracts		(509)	(600)	(741)
Total income net of insurance claims		27,954	24,857	32,382
Credit impairment charges and other credit provisions	7	(3,071)	(3,340)	(3,802)
Impairment of investment in BlackRock, Inc.	7	-	-	(1,800)
Net operating income		24,883	21,517	26,780
Staff costs	35	(12,155)	(11,467)	(12,357)
Administration and general expenses	e	(6,613)	(5,986)	(5,835)
Depreciation of property, plant and equipment	24	(647)	(669)	(673)
Amortisation of intangible assets		(480)	(435)	(419)
Goodwill impairment	25	(79)	-	(597)
Provision for PPI redress		(1,350)	(1,600)	(1,000)
Provision for interest rate hedging products redress		(650)	(850)	-
Operating expenses		(21,974)	(21,007)	(20,881)
Share of post-tax results of associates and joint ventures		(56)	110	60
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	6	28	(94)
Gain on acquisitions		26	2	-
Profit before tax from continuing operations		2,885	650	5,865
Tax	f	(1,577)	(617)	(1,902)
Profit after tax		1,308	33	3,963
Attributable to:
Equity holders of the Parent		963	(306)	3,533
Non-controlling interests		345	339	430
Profit after tax		1,308	33	3,963

The note numbers refer to the notes on pages 253 to 345, whereas the note letters refer to Barclays Bank PLC supplementary notes on pages 452 to 463.

Barclays Bank PLC supplementary notes provided on pages 452 to 463 cover the line items where there is a difference to Barclays PLC.

446 >

Barclays Bank PLC data Consolidated statement of comprehensive income

For the year ended 31 December	2013	2012	2011
	£m	£m	£m
Profit after tax	1,308	33	3,963
Other comprehensive (loss)/income for continuing operations:
Currency translation reserve[a]
Currency translation differences	(1,767)	(1,548)	(1,607)
Available for sale reserve[a]
Net (losses)/gains from changes in fair value	(2,730)	1,237	2,581
Net gains transferred to net profit on disposal	(145)	(549)	(1,614)
Net (gains)/losses transferred to net profit due to impairment	(7)	40	1,860
Net gains/(losses) transferred to net profit due to fair value hedging	2,376	474	(1,803)
Changes in insurance liabilities	28	(150)	18
Tax	100	(352)	170
Cash flow hedging reserve[a]
Net (losses)/gains from changes in fair value	(1,914)	1,499	2,406
Net gains transferred to net profit	(547)	(695)	(753)
Tax	571	(142)	(390)
Other	(37)	96	(74)
Total comprehensive (loss)/income that may be recycled to profit and loss	(4,072)	(90)	794

Other comprehensive (loss)/income not recycled to profit and loss:
Retirement benefit remeasurements	(512)	(1,553)	1,033
Deferred tax	(3)	318	(202)
Total comprehensive (loss)/income for the period	(3,279)	(1,292)	5,588

Attributable to:
Equity holders of the Parent	(2,979)	(1,422)	5,789
Non-controlling interests	(300)	130	(201)
Total comprehensive (loss)/income for the year	(3,279)	(1,292)	5,588

Notes

a	For further details refer to Note m.

> 447

Barclays Bank PLC data Consolidated balance sheet

As at		31 December 2013	31 December 2012[a]	1 January 2012
	Notes	£m	£m	£m
Assets
Cash and balances at central banks		45,687	86,191	106,990
Items in the course of collection from other banks		1,282	1,473	1,812
Trading portfolio assets	g	133,089	146,352	153,508
Financial assets designated at fair value	14	38,968	46,629	37,767
Derivative financial instruments	j	324,495	469,156	538,977
Available for sale investments	h	91,788	75,133	69,027
Loans and advances to banks	i	38,253	40,871	46,768
Loans and advances to customers	i	430,411	423,906	429,559
Reverse repurchase agreements and other similar secured lending	23	186,779	176,522	153,030
Prepayments, accrued income and other assets		4,413	4,362	4,562
Investments in associates and joint ventures	40	653	633	487
Property, plant and equipment	24	4,216	5,754	7,166
Goodwill and intangible assets	25	7,685	7,915	7,846
Current tax assets	f	181	252	374
Deferred tax assets	10	4,807	3,559	3,611
Retirement benefit assets	37	133	53	41
Total assets		1,312,840	1,488,761	1,561,525
Liabilities
Deposits from banks		54,834	77,012	91,123
Items in the course of collection due to other banks		1,359	1,587	969
Customer accounts		427,936	385,500	365,540
Repurchase agreements and other similar secured borrowing	23	196,748	217,178	207,292
Trading portfolio liabilities	13	53,464	44,794	45,887
Financial liabilities designated at fair value	16	64,796	78,561	88,453
Derivative financial instruments	j	320,634	462,721	528,137
Debt securities in issue		86,693	119,525	129,678
Subordinated liabilities	30	22,249	24,422	24,870
Accruals, deferred income and other liabilities	26	13,673	12,532	12,854
Provisions	27	3,886	2,766	1,529
Current tax liabilities	f	1,042	617	1,267
Deferred tax liabilities	10	348	341	695
Retirement benefit liabilities	37	1,958	1,282	243
Total liabilities		1,249,620	1,428,838	1,498,537
Shareholders’ equity
Shareholders’ equity excluding non-controlling interests		61,009	57,067	59,896
Non-controlling interests	n	2,211	2,856	3,092
Total shareholders’ equity		63,220	59,923	62,988
Total liabilities and shareholders’ equity		1,312,840	1,488,761	1,561,525

The note numbers refer to the notes on pages 253 to 345, whereas the note letters refer to those on pages 452 to 463.

These financial statements have been approved for issue by the Board of Directors on 3 March 2014.

Note

a	The comparatives in the financial statements and notes to the financial statements have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).

448 >

Barclays Bank PLC data Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other Shareholder’s equity[a] £m	Retained earnings £m	Total £m	Non- Controlling interests £m	Total equity £m
Balance as at 1 January 2013	14,494	-	526	2,099	59	645	39,244	57,067	2,856	59,923
(Loss)/Profit after tax	-	-	-	-	-	-	963	963	345	1,308
Currency translation movements	-	-	-	-	(1,201)	-	-	(1,201)	(566)	(1,767)
Available for sale investments	-	-	(375)	-	-	-	-	(375)	(3)	(378)
Cash flow hedges	-	-	-	(1,826)	-	-	-	(1,826)	(64)	(1,890)
Pensions	-	-	-	-	-	-	(503)	(503)	(12)	(515)
Other	-	-	-	-	-	-	(37)	(37)	-	(37)
Total comprehensive income for the year	-	-	(375)	(1,826)	(1,201)	-	423	(2,979)	(300)	(3,279)
Issue of shares under employee share schemes	-	2,078	-	-	-	-	-	2,078	-	2,078
Equity settled share schemes	-	-	-	-	-	-	689	689	-	689
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	(1,047)	(1,047)	-	(1,047)
Dividends on ordinary shares	-	-	-	-	-	-	(734)	(734)	(342)	(1,076)
Dividends on preference shares and other shareholders’ equity	-	-	-	-	-	-	(471)	(471)	-	(471)
Redemption of Reserve Capital Instruments	-	-	-	-	-	(100)	-	(100)	-	(100)
Capital contribution from Barclays PLC	-	-	-	-	-	-	6,553	6,553	-	6,553
Other reserve movements	-	-	-	-	-	(60)	13	(47)	(3)	(50)
Balance as at 31 December 2013	14,494	2,078	151	273	(1,142)	485	44,670	61,009	2,211	63,220

Balance as at 31 December 2011 restated for IAS 19Rc	14,494	-	(130)	1,442	1,348	648	43,039	60,8401	3,092	63,933
Effects of IFRS 10	-	-	-	-	-	-	(945)	(945)	-	(945)
Balance as at 1 January 2012 restated	14,494	-	(130)	1,442	1,348	648	42,093	59,895	3,092	62,987
Profit after tax	-	-	-	-	-	-	(306)	(306)	339	33
Currency translation movements	-	-	-	-	(1,289)	-	-	(1,289)	(259)	(1,548)
Available for sale investments	-	-	656	-	-	-	-	656	44	700
Cash flow hedges	-	-	-	657	-	-	-	657	5	662
Pensions	-	-	-	-	-	-	(1,235)	(1,235)	-	(1,235)
Other	-	-	-	-	-	1	94	95	1	96
Total comprehensive income for the year	-	-	656	657	(1,289)	1	(1,447)	(1,422)	130	(1,292)
Issue of shares under employee share schemes	-	-	-	-	-	-	717	717	-	717
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	(946)	(946)	-	(946)
Dividends paid	-	-	-	-	-	-	(696)	(696)	(229)	(925)
Dividends on preference shares and other shareholders’ equity	-	-	-	-	-	-	(465)	(465)	-	(465)
Other reserve movements	-	-	-	-	-	(4)	(12)	(16)	(137)	(153)
Balance as at 31 December 2012	14,494	-	526	2,099	59	645	39,244	57,067	2,856	59,923

Notes

a	For further details refer to Note l.
b	For further details refer to Note m
c	All comparatives have been restated to reflect IAS 19 Revised however only the 2012 comparative has been restated to reflect IFRS 10 as permitted by transition requirements.

> 449

Barclays Bank PLC data Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other shareholder’s equity[a] £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m

Balance as at 31 December 2010 published	14,494	(1,348)	152	2,357	2,069	41,450	59,174	3,467	62,641
Effects of IAS 19 revised	-	-	-	-	-	(2,022)	(2,022)	-	(2,022)
Balance as at 1 January 2011 restated	14,494	(1,348)	152	2,357	2,069	39,428	57,152	3,467	60,619
Profit after tax	-	-	-	-	-	3,533	3,533	430	3,963
Currency translation movements	-	-	-	(1,009)	-	-	(1,009)	(598)	(1,607)
Available for sale investments	-	1,218	-	-	-	-	1,218	(6)	1,212
Cash flow hedges	-	-	1,290	-	-	-	1,290	(27)	1,263
Pensions	-	-	-	-	-	831	831	-	831
Other	-	-	-	-	18	(92)	(74)	-	(74)
Total comprehensive income for the year	-	1,218	1,290	(1,009)	18	4,272	5,789	(201)	5,588
Issue of shares under employee share schemes	-	-	-	-	-	838	838	-	838
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	(499)	(499)	-	(499)
Dividends paid	-	-	-	-	-	(643)	(643)	(188)	(831)
Dividends on preference shares and other shareholders’ equity	-	-	-	-	-	(539)	(539)	-	(539)
Redemption of Reserve Capital Instruments	-	-	-	-	(1,415)	-	(1,415)	-	(1,415)
Other reserve movements	-	-	-	-	(24)	182	158	14	172
Balance as at 31 December 2011	14,494	(130)	1,442	1,348	648	43,039	60,841	3,092	63,933

Notes

a For further	details refer to Note l.

b For further	details refer to Note m.

450 >

Barclays Bank PLC data Consolidated cash flow statement

For the year ended 31 December	2013 £m	2012 £m	2011 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	2,885	650	5,865
Adjustment for non-cash items:
Allowance for impairment	3,071	3,340	5,602
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,276	1,119	1,104
Other provisions, including pensions	3,673	3,080	1,787
Net profit on disposal of investments and property, plant and equipment	(145)	(524)	(1,645)
Other non-cash movements	(2,162)	5,136	541
Changes in operating assets and liabilities
Net (increase)/decrease in loans and advances to banks and customers	(6,774)	767	(13,182)
Net (increase)/decrease in reverse repurchase agreements and other similar lending	(10,264)	(23,492)	52,176
Net (decrease)/increase in deposits and debt securities in issue	(12,574)	(4,312)	6,711
Net (decrease)/increase in repurchase agreements and other similar borrowing	(20,430)	9,886	(18,266)
Net decrease/(increase) in derivative financial instruments	2,574	4,405	3,618
Net decrease in trading assets	13,423	6,896	21,423
Net increase/(decrease) in trading liabilities	8,670	(973)	(26,899)
Net (increase)/decrease in financial investments	(6,114)	(18,764)	(4,255)
Net decrease in other assets	125	535	122
Net (decrease) in other liabilities	(1,190)	(1,354)	(4,148)
Corporate income tax paid	(1,558)	(1,516)	(1,686)
Net cash from operating activities	(25,514)	(15,121)	28,868
Purchase of available for sale investments	(92,024)	(80,797)	(67,525)
Proceeds from sale or redemption of available for sale investments	69,474	74,151	66,941
Purchase of property, plant and equipment	(737)	(604)	(1,454)
Other cash flows associated with investing activities	632	532	126
Net cash from investing activities	(22,655)	(6,718)	(1,912)
Dividends paid	(1,547)	(1,390)	(1,370)
Proceeds of borrowings and issuance of subordinated debt	700	2,258	880
Repayments of borrowings and redemption of subordinated debt	(1,424)	(2,680)	(4,003)
Net redemption of shares and other equity instruments	2,078	-	(1,257)
Net (purchase)/disposal of treasury shares	6,553	-	-
Net redemption of shares issued to non-controlling interests	(100)	(111)	-
Net cash from financing activities	6,260	(1,923)	(5,750)
Effect of exchange rates on cash and cash equivalents	198	(4,111)	(2,933)
Net (decrease)/increase in cash and cash equivalents	(41,711)	(27,873)	18,273
Effects of IFRS10 on opening balance	-	96	-
Cash and cash equivalents at beginning of year	121,896	149,673	131,400
Cash and cash equivalents at end of year	80,185	121,896	149,673
Cash and cash equivalents comprise:
Cash and balances at central banks	45,687	86,191	106,894
Loans and advances to banks with original maturity less than three months	33,690	33,473	40,481
Available for sale treasury and other eligible bills with original maturity less than three months	644	2,228	2,209
Trading portfolio assets with original maturity less than three months	164	4	89
	80,185	121,896	149,673

Interest received by The Group in 2013 was £23,387m (2012: £24,390m) and interest paid by The Group in 2013 was £10,656m (2012: £16,701m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,722m at 31 December 2013 (2012: £5,169m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

> 451

a Net interest income

	2013 £m	2012 £m	2011 £m
Cash and balances with central banks	219	253	392
Available for sale investments	1,804	1,736	2,137
Loans and advances to banks	468	376	350
Loans and advances to customers	15,613	16,448	17,271
Other	211	398	439
Interest income	18,315	19,211	20,589
Deposits from banks	(201)	(257)	(366)
Customer accounts	(2,602)	(2,490)	(2,531)
Debt securities in issue	(2,177)	(2,921)	(3,524)
Subordinated liabilities	(1,572)	(1,632)	(1,813)
Other	(110)	(261)	(159)
Interest expense	(6,662)	(7,561)	(8,393)
Net interest income	11,653	11,650	12,196

Interest income includes £179m (2012: £211m, 2011: £243m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in the Barclays Plc disclosures in Note 15.

b Net fee and commission income

	2013 £m	2012 £m	2011 £m
Banking, investment management and credit related fees and commissions	10,305	9,945	9,958
Brokerage fees	27	92	87
Foreign exchange commission	168	176	163
Fee and commission income	10,500	10,213	10,208
Fee and commission expense	(1,748)	(1,677)	(1,586)
Net fee and commission income	8,752	8,536	8,622

c Net Trading Income

	2013 £m	2012 £m	2011 £m
Trading income	6,768	7,929	5,030
Own credit (losses)/gains	(220)	(4,579)	2,708
Net trading income	6,548	3,350	7,738

452 >

Barclays Bank PLC data Notes to the accounts

d Net investment income

	2013 £m	2012 £m	2011 £m
Net gain from disposal of available for sale assets	145	298	1,652
Dividend income	14	42	139
Net gain from financial instruments designated at fair value	203	233	287
Other investment income	318	117	244
Net investment income	680	690	2,322

e Administrative and general expenses

	2013 £m	2012 £m	2011 £m
Infrastructure costs
Property and equipment	1,610	1,656	1,763
Depreciation of property, plant and equipment	647	669	673
Operating lease rentals	645	622	659
Amortisation of intangible assets	480	435	419
Impairment of property, equipment and intangible assets	149	17	12
Total infrastructure costs	3,531	3,399	3,526
Other costs
Consultancy, legal and professional fees	1,260	1,182	1,023
Subscriptions, publications, stationery and communications	869	727	740
Marketing, advertising and sponsorship	583	572	585
Travel and accommodation	307	324	328
UK bank levy	504	345	325
Goodwill Impairment	79	-	597
Other administration and general expenses	686	541	400
Total other costs	4,288	3,691	3,998

Administration and general expenses[a,b]	7,819	7,090	7,524

Note

a

Total administration and general expenses of £7,819m (2012: £7,090m; 2011: £7,524m) include depreciation of property, plant and equipment of £647m (2012: £669m; 2011: £673m), amortisation of intangible assets of £480m (2012: £435m; 2011: £419m), goodwill impairment of £79m (2012: £nil; 2011: £597m) and administration and other expenses of £6,613m (2012: £5,986m; 2011: £5,835m).

b

The Group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and, to increase staff costs by £1,084m in 2013, £997m in 2012 and £837m in 2011.

> 453

f Tax

	2013	2012	2011
	£m	£m	£m
Current tax charge

Current year	2,031	565	2,690

Adjustment for prior years	156	207	(61)
	2,187	772	2,629
Deferred tax (credit)/charge

Current year	(96)	(68)	(657)

Adjustment for prior years	(514)	(87)	(70)
	(610)	(155)	(727)
Tax charge	1,577	617	1,902

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income, which includes within Other, a tax charge of £37m (2012: £95m credit) principally relating to UK tax rate change in 2013 and share based payments in 2012 and 2011.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to The Group’s profit before tax.

	2013	2012	2011
	£m	£m	£m
Profit before tax from continuing operations	2,885	650	5,865
Tax charge based on the standard UK corporation tax rate of 23.25% (2012:24.5%, 2011:26.5%)	671	159	1,554

Effect of non-UK profits/losses at statutory tax rates different from the UK statutory tax rate	267	401	193

Non-creditable taxes	559	563	567

Non-taxable gains and income	(234)	(604)	(519)

Share based payments	(13)	(63)	147

Deferred tax assets not recognised/(previously not recognised)	409	(135)	(816)

Change in tax rates	(155)	(75)	17

Non-deductible impairment charges, loss on disposals and UK bank levy	118	84	770

Other items including non-deductible expenses	313	167	120

Adjustments in respect of prior years	(358)	120	(131)

Tax charge	1,577	617	1,902

Effective tax rate	55%	95%	32%

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2013	2012
	£m	£m
Assets	252	374

Liabilities	(617)	(1,397)
As at 1 January	(365)	(1,023)

Income statement	(2,187)	(772)

Other comprehensive income	(5)	(172)

Corporate income tax paid	1,558	1,516

Other movements	138	86
	(861)	(365)
Assets	181	252

Liabilities	(1,042)	(617)
As at 31 December	(861)	(365)

Other movements include current tax amounts relating to acquisitions, disposals and exchange gains and losses.

454 >

Barclays Bank PLC data Notes to the accounts

g Trading portfolio assets

	2013	2012
	£m	£m
Debt securities and other eligible bills	84,580	116,307
Equity securities	42,659	24,519
Traded loans	1,647	2,410
Commodities	4,203	3,116
Trading portfolio assets	133,089	146,352
h Available for sale financial investments
	2013	2012
	£m	£m
Debt securities and other eligible bills	91,298	74,671
Equity securities	490	462
Available for sale financial investments	91,788	75,133
i Loans and advances to banks and customers
	2013	2012
	£m	£m
Gross loans and advances to banks	38,263	40,912
Less: allowance for impairment	(10)	(41)
Loans and advances to banks	38,253	40,871

Gross loans and advances to customers	437,659	431,664
Less: allowance for impairment	(7,248)	(7,758)
Loans and advances to customers	430,411	423,906

j Derivative financial instruments

	Notional contract amount	Fair value Assets	Liabilities
	£m	£m	£m
Year ended 31 December 2013
Total derivative assets/(liabilities) held for trading	41,494,363	321,750	(319,361)
Total derivative assets/(liabilities) held for risk management	303,645	2,745	(1,273)
Derivative assets/(liabilities)	41,798,008	324,495	(320,634)

Year ended 31 December 2012
Total derivative assets/(liabilities) held for trading	40,193,114	465,357	(459,587)
Total derivative assets/(liabilities) held for risk management	302,822	3,799	(3,134)
Derivative assets/(liabilities)	40,495,936	469,156	(462,721)

> 455

k Subordinated liabilities

	2013	2012
	£m	£m
Undated subordinated liabilities	6,127	6,740
Dated subordinated liabilities	16,122	17,682
Total subordinated liabilities	22,249	24,422

Subordinated liabilities are the same as that presented in the Barclays PLC financial statements, except for the difference of £554m (2012: £404m) in dated subordinated liabilities due to the recognition of an initial fair value for the CCNs that is higher than par for Barclays Bank PLC.

l Ordinary shares, share premium and other equity

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2013, comprised 2,342 million ordinary shares of £1 each (2012: 2,342 million).

Preference Shares

The issued preference share capital of Barclays Bank PLC, as at 31 December 2013, comprised 1,000 Sterling Preference Shares of £1 each (2012: 1,000); 240,000 Euro Preference Shares of €100 each (2012: 240,000); 75,000 Sterling Preference Shares of £100 each (2012: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2012: 100,000) and 237 million US Dollar Preference Shares of US$0.25 each (2012: 237 million).

Share capital	2013	2012
	£m	£m
Called up ordinary share capital, allotted and fully paid
As at 1 January	2,342	2,342
As at 31 December	2,342	2,342
Called up preference share capital, allotted and fully paid as at 1 January and 31 December	60	60
Called up share capital	2,402	2,402

Share premium	2013	2012
	£m	£m
As at 1 January	12,092	12,092
As at 31 December	12,092	12,092

456 >

Barclays Bank PLC data Notes to the accounts

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

> 457

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

458 >

Barclays Bank PLC data Notes to the accounts

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

> 459

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

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

Other shareholders’ equity

	2013	2012
	£m	£m
As at 1 January	645	648
Other Movements	(60)	(3)
Redemption	(100)	-
AT1 equity issuance	2,078	-
As at 31 December	2,563	645

Included in other shareholders’ equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable in each case, at the option of the Bank, in whole on any interest payment date. The Bank is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC. During 2013 £100m of upper tier 2 capital notes were redeemed (2012: £nil).

Also included in other equity instruments are Additional Tier 1 (AT1) securities. During 2013, there were two separate issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with principal amounts of $2bn and €1bn. The AT1 securities are perpetual securities with no fixed maturity or redemption date and are structured to qualify as AT1 instruments under CRDIV.

460 >

Barclays Bank PLC data Notes to the accounts

m Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2013 there was a debit balance of £1,142m in the currency translation reserve (2012: £59m credit). The decrease of £1,201m (2012: £1,289m) principally reflected the depreciation of ZAR and USD against GBP. The currency translation reserves associated with non-controlling interests decreased by £566m (2012: £259m) due to the depreciation of ZAR against GBP.

The impact of the currency translation reserve recognised in the income statement during the year was a £5m net gain (2012: £24m).

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

As at 31 December 2013 there was a credit balance of £151m in the available for sale reserve (2012: £526m credit). The decrease of £375m (2012: £502m increase) principally reflected the £2.7bn losses from changes in fair value on Government Bonds offset by £2.4bn gains transferred to the income statement due to fair value hedging.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2013 there was a credit balance of £273m (2012: £2,099m credit) in the cash flow hedging reserve. The decrease of £1,826m (2012: £657m increase) principally reflected £1,881m decreases in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased and £509m gains transferred to net profit, partly offset by a deferred tax credit of £553m.

> 461

n Non-controlling interests

	Profit attributable to Non- Controlling interest		Equity attributable to Non- Controlling interest		Dividends paid to Non-Controlling interest
	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m
Barclays Africa Group Limited[a]	343	304	2,204	2,737	342	229
Other non-controlling interests	2	35	7	119	-	-
Total	345	339	2,211	2,856	342	229

Barclays Bank PLC owns 62.3% (2012: 55.5%) of Barclays Africa Group Limited.

Changes in ownership interest

During the year, The group disposed of its shares in Barclays Africa Limitedb, which at that time included Barclays interests in a number of African businesses and Absa Group Limited in exchange for an additional 6.7% of Barclays Africa Group Limited, increasing its ownership interests in that entity from 55.6% to 62.3%. Non-controlling interests hold 37.7% of the voting capital of Barclays Africa Group Limited, representing 37.7% of that company’s equity on 31 December 2013. The minority shareholders in Absa Group Limited, were offered shares in Barclays Africa Group Limited in exchange for their shares. At 31 December 2012, non-controlling interests held 44.4% of the voting capital of Absa Group Limited, which was 44.4% of that company’s equity.

Following this disposal, The group retained control of both Barclays Africa Limited and Absa Group Limited, through its shareholding in Barclays Africa Group Limited and continues to consolidate these businesses. Accordingly, the transaction was recorded entirely in shareholders’ equity.

The effects of the transaction on the equity attributable to shareholders of the parent was as follows:

£m
Proceeds received - additional shares in Barclays Africa Group Limited at fair value	282
Share of net assets in Barclays Africa Limited transferred to non-controlling interests	(188)
Increase in equity attributable to the shareholders of the parent	94

Summarised financial information for Barclays Africa Group Limited (2012: Absa Group Limited)

Summarised financial information for Barclays Africa Group Limited, before intercompany eliminations, is set out below:

	Barclays Africa Group Limited	Absa Group Limited
	2013	2012
	£m	£m
Income statement information
Total income net of insurance claims	3,356	3,560
Profit after tax	807	649
Total other comprehensive income for the year, after tax	(71)	56
Total comprehensive income for the year	736	705

Statement of Cashflows information
Net cash inflows	109	120

Balance sheet information
Total assets	55,616	59,297
Total liabilities	50,500	53,637
Shareholder equity	5,116	5,660

Note

a	Barclays Africa Group Limited was created following restructuring of Barclays African entities. The 2012 comparatives are for Absa Group Limited only. Some other non-controlling interests in 2012 are now included into Barclays Africa Group Limited.
b	Includes the Barclays Africa business in Botswana, Ghana, Mauritius, Seychelles, Tanzania, Uganda, Kenya, Zambia and the Barclays Africa regional office.

462 >

Barclays Bank PLC data Notes to the accounts

Protective rights of non-controlling interests

Barclays Africa Group Limited

Barclays owns 62.3% of the share capital of Barclays Africa Group Limited. Certain resolutions of Barclays Africa require a 75% approval which restricts Barclays PLC’s rights to access the assets of Barclays Africa and its group companies. 75% approval would be required to dispose of all or the greater part of the Barclays Africa Group Limited’s assets or to complete the voluntary winding up of the entity.

o Dividends on Ordinary Shares

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

The 2013 financial statements include 2013 interim dividends of 15p per ordinary share (2012: 15p) and the final dividend declared in relation to 2012 resulting in total dividends per share of 31p (2012: 30p) paid during the year. Interim dividends of £361m (2012: £352m) and a final dividend declared in relation to 2012 of £373m (2012: £344m) were paid during the year.

Dividends paid on the 4.75% €100 preference shares amounted to £412.32 per share (2012: £399.40). Dividends paid on the 4.875% €100 preference shares amounted to £410.72 per share (2012: £394.33). Dividends paid on the 6.0% £100 preference shares amounted to £600.00 per share (2012: £600.00). Dividends paid on the 6.278% US$100 preference shares amounted to £391.96 per share (2012: £396.43). Dividends paid on the 6.625% US$0.25 preference shares amounted to £1.06 per share (2012: £1.05). Dividends paid on the 7.1% US$0.25 preference shares amounted to £1.13 per share (2012: £1.12). Dividends paid on the 7.75% US$0.25 preference shares amounted to £1.24 per share (2012: £1.22). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.30 per share (2012: £1.28).

Dividends paid on preference shares amounted to £471m (2012: £465m). Dividends paid on other equity instruments amounted to £4m (2012: £4m).

p Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed on pages 389 to 390.

The table below provides details of the Barclays Bank PLC Group at 31 December 2013 and 2012.

Regulatory capital	2013	2012
	£m	£m
Core Tier 1 capital	45,927	41,660
Tier 1 capital	54,956	51,161
Tier 2 capital	15,899	16,315
Deductions from total capital	(1,056)	(1,689)
Total capital resources	69,799	65,787

The capital composition of Barclays Bank PLC Group is broadly equivalent to Barclays PLC Group shown in the table on page 175.

q Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £17m (2012: £148m) between Barclays PLC and Barclays Bank PLC is included in Head Office Functions and Other Operations and Investment Bank; and
–	the difference in total assets of £573m (2012: £426m) is represented by holdings of Barclays PLC shares held for employee share schemes and Barclays Bank Plc issued loan notes to fund the derivatives created in Barclays Plc.

r Related Parties

The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2013: 38 persons, 2012: 29 persons, 2011: 25 persons) for the year ended 31st December 2013 amounted to £70.3m (2012: £70.9, 2011: £103.1m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2013, to provide pension benefits for the Directors and Officers amounted to £0.6m (2012: £0.4m, 2011: £0.4m).

> 463

Barclays Bank PLC data Financial Data

Selected financial statistics	2013	2012	2011	2010	2009
	%	%	%	%	%
Return on average shareholders’ equity[a]	1.6	(0.5)	5.6	6.6	6.7
Return on average total assets[b]	0.1	-	0.2	0.3	0.2
Average shareholders’ equity as a percentage of average total assets	4.1	4.0	4.0	4.0	2.9

	2013	2012	2011	2010	2009
Selected income statement data	£m	£m	£m	£m	£m
Continuing operations
Interest income	18,315	19,211	20,589	20,035	21,236
Interest expense	(6,662)	(7,561)	(8,393)	(7,517)	(9,567)
Non-interest income	16,810	13,807	20,927	19,696	18,256
Operating expenses	(21,974)	(21,007)	(20,881)	(20,033)	(16,601)
Impairment charges	(3,071)	(3,340)	(5,602)	(5,672)	(8,071)
Share of post-tax results of associates and joint ventures	(56)	110	60	58	34
Profit/loss on disposal of subsidiaries, associates and joint ventures	6	28	(94)	81	188
Gain on acquisitions	26	2	-	129	26
Profit before tax from continuing operations	2,885	650	5,865	6,013	4,670
Profit for the year from discontinued operations, including gain on disposal	-	-	-	-	6,777
Profit attributable to equity holders of the Parent from:
Continuing operations	963	(306)	3,533	4,122	3,310
Discontinued operations	-	-	-	-	6,765

	2013	2012	2011	2010	2009
Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	63,220	59,923	63,933	60,619	56.262
Subordinated liabilities	22,249	24,422	24,870	28,499	25,816
Deposits from banks, customer accounts and debt securities in issue	569,463	582,037	586,897	580,400	534,803
Loans and advances to banks and customers	468,664	464,777	478,726	465,741	461,359
Total assets	1,312,840	1,488,761	1,561,958	1,490,673	1,379,959

Notes

a	Return on average shareholders’ equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.

b	Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets.

464 >

Ratio of earnings to fixed charges – Barclays Bank Plc	2013	2012	2011	2010	2009
	(In £m except for ratios)
Ratio of earnings to fixed charges
Fixed charges
Interest expense	6,662	7,561	8,393	7,517	9,567
Rental expense	254	251	268	254	256
Total fixed charges	6,916	7,812	8,661	7,771	9,823
Earnings
Income before taxes and non-controlling interests	2,885	650	5,974	6,079	4,559
Less: unremitted pre-tax income of associated companies and joint ventures	95	(113)	(47)	(49)	(43)
Total earnings excluding fixed charges	2,980	537	5,927	6,030	4,516
Fixed charges	6,916	7,812	8,661	7,771	9,823
Total earnings including fixed charges	9,896	8,349	14,588	13,801	14,339
Ratio of earnings to fixed charges	1.43	1.07	1.68	1.78	1.46

Ratio of earnings to fixed charges and preference shares – Barclays Bank Plc	2013	2012	2011	2010	2009
	(In £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
Interest expense	6,662	7,561	8,393	7,517	9,567
Rental expense	254	251	268	254	256
Fixed charges	6,916	7,812	8,661	7,771	9,823
Preference share dividends and similar appropriations	412	466	514	594	599
Total fixed charges	7,328	8,278	9,175	8,365	10,422
Earnings
Income before taxes and non-controlling interests	2,885	650	5,974	6,079	4,559
Less: unremitted pre-tax income of associated companies and joint ventures	95	(113)	(47)	(49)	(43)
Total earnings excluding fixed charges	2,980	537	5,927	6,030	4,516
Fixed charges	7,328	8,278	9,175	8,365	10,422
Total earnings including fixed charges	10,308	8,815	15,102	14,395	14,938
Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.41	1.06	1.65	1.72	1.43

> 465

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

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

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined the Capital Requirements Regulation.

‘Additional Tier 1 (AT1) securities’ Securities that are traded as additional tier 1 (AT1) capital in the context of CRD IV.

‘Adjusted attributable profit’ Adjusted profit, after tax and non-controlling interests’ share, attributable to the shareholders of Barclays’ PLC.

‘Adjusted basic earnings per share’ Basic earnings per share, based on adjusted attributable earnings.

‘Adjusted compensation: net operating income’ Compensation costs as a proportion of adjusted net operating income (adjusted income less credit impairment charges and other provisions).

‘Adjusted cost: income ratio’ Adjusted operating expenses (defined below) compared to adjusted income (defined below).

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

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, and gain on disposal of the investment in BlackRock, Inc.

‘Adjusted operating expenses’ Operating expenses adjusted to exclude the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress), and goodwill impairment.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, impairment of and gain on disposal of the investment in BlackRock, Inc., the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress) and goodwill impairments.

‘Adjusted return on average risk weighted assets’ Adjusted profit as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Adjusted return on average tangible shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

466 >

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

‘Arrears Managed accounts’ Arrears Managed accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax, excluding non-controlling interests’ share that is attributable to the shareholders of Barclays’ PLC.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + … )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international payments business service provider to retail and business customers including credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Scandinavia and South Africa.

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel 3 leverage ratio’ A non-risk based leverage ratio introduced as part of the Basel 3 accord that acts as a supplementary buffer to the risk based capital requirements.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘BIPRU’ The Prudential sourcebook for Banks Building Societies and Investment Firms maintained by the FCA.

‘Book quality’ In the context of the Funding Risk, Capital section, changes in RWAs caused by factors such as underlying customer behavior or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital section, changes in RWAs driven by business activity, including net originations or repayments.

‘Business Lending’ Business Lending in the retail segment that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Capital Conservation Buffer (CCB)’ Additional Common Tier 1 capital required to be held under Basel III rules to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

> 467

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio and Tier 1 capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Client Assets’ All Client Assets managed or administered by Wealth and Investment Management including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

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

‘Commercial mortgages’ In the context of Exit Quadrant assets, securities that represent interests in a group of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

‘Common Equity Tier 1 (CET 1) ratio’ A measure of the Group’s common equity capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation paid to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

468 >

‘Constant Currency Basis’ Excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the holder’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the PRA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate Banking’ A business unit that provides banking services to global clients across Europe, Africa, Asia, and the US, and local clients in the UK and South Africa. These services encompass Debt, Cash and Trade Finance.

‘Corporate derivatives’ In the context of Exit Quadrant assets, derivative exposure relating to Corporate counterparties primarily cross currency and interest rate swaps written in 2010 or earlier.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Counter-Cyclical Capital Buffer (CCCB)’ Regulatory Capital of up to 2.5% of risk weighted assets that is required to be held under Basel III rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Counterparty credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the credit risk disclosures, impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. An EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV comes into effect on 1 January 2014.

‘CRD IV leverage exposure’ An estimated prudential exposure measure, reported on the basis set out in Article 429 of CRD IV. See Estimated Impact of CRD IV – Leverage (page 181) for a description of the adjustments made to the IFRS balance sheet in arriving at this measure.

‘CRD IV leverage ratio’ The ratio of Tier 1 capital to particular on-and off-balance sheet exposures, calculated in accordance with the methodology set out in CRD IV.

‘Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate risk weighted assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

> 469

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit enhancements’ See ‘Liquidity and Credit enhancements’

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents Credit and Securitised Products income.

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

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

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

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

470 >

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

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Derivative replacement costs’ The replacement cost of a derivative is usually its fair value determined in accordance with the relevant accounting requirements.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used by Corporate Banking, Wealth and Investment Management to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Edcon (acquisition)’ A portfolio of store card receivables purchased from Edcon, a South African retailer, in 2012.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity options and equity futures, and derivatives based on an index, such as the FTSE 100.

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

> 471

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union. ESMA replaced the Committee of European Securities Regulators (CESR) on 1 January 2011.

‘Excess minority interest’ The proportion of excess capital of a subsidiary that relates to third parties which is deducted from accounting non-controlling interest to give eligible minority interest to be included in own funds.

‘Exit Quadrant’ Businesses identified by the Strategic Review that are unlikely to achieve sustainable returns or are operating in markets of low attractiveness. These businesses have a clear path to exit.

‘Exit Quadrant Risk Weighted Assets / RWAs’ Risk weighted assets associated with the Exit Quadrant.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘Financial Collateral Comprehensive Method (FCCM)’ In the context of risk weighted assets, a method for calculating the effects of credit risk mitigation in the form of financial collateral.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

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

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the FSA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

472 >

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due or meet regulatory liquidity requirements (Liquidity Risk), or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘General Prudential Sourcebook (GENPRU)’ Along with the “Prudential sourcebook for Banks, Building Societies and Investment Firms” (BIPRU), GENPRU contains the rules that implement the Capital Requirements Directive in the United Kingdom.

‘Globally-Systemically Important Institutions (G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

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

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

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

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

> 473

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘IMM’ / ‘Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Internal-Ratings Based (IRB)’ An approach under the Basel 2 framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

—	Advanced IRB (‘AIRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

—	Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ The investment bank operations comprising Fixed Income and Commodities (FICC), Equities and Prime Services, Investment Banking, and Principal Investments.

‘Investment Banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio, including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio (LCR) high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

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

474 >

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC), incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

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

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

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

‘Macro Products’ Represents Rates, Currency and Commodities income.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Matchbook’ The borrowing of funds under a repurchase agreement at one rate and simultaneous lending of funds under a reverse repurchase agreement at a higher rate, for the purpose of earning a spread.

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

‘Methodology and policy’ In the context of the Funding Risk, Capital section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

> 475

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

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

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer generated margin’ / ‘Non-customer margin’ Non-customer interest income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA / PRA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external

476 >

events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from these risks.

‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The Basel II framework is made up of three pillars. Pillar 3 covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA Leverage Ratio’ A non risk-based ratio introduced by the PRA in June 2013 calculated as fully loaded CET1 capital after PRA Adjustments together with CRD IV qualifying Tier 1 and divided by a PRA adjusted CRD IV leverage exposure.

‘PRA (/FSA) waivers’ PRA(/FSA) approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the FSA/PRA.

‘Pre CRD IV Rates’ Derivatives entered into in the regulatory environment period prior to CRD IV included in the Exit Quadrant.

‘Primary Stress Tests’ In the context of Traded Market Risk, stress testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in

> 477

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

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA is a subsidiary of the Bank of England.

‘Prudent valuation adjustment’ A calculation which adjusts the accounting values of trading book positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying holdings’ In the context of regulatory capital deductions, refers to the application of the rules on deducting investments in non-financial companies from regulatory capital as defined by chapter 2 in the General Prudential sourcebook.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). Includes most types of credit card exposure.

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

‘Repurchase agreement (repo)’ / ‘reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under PRA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

478 >

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

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

‘Return on average risk weighted assets’ Statutory profit as a proportion of average risk weighted assets.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity excluding non-controlling interests adjusted by the deduction of intangible assets and goodwill.

‘Risk Appetite’ Risk Appetite is defined as the level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX) was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress tests.

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

> 479

‘Securitisation positions’ / ‘Securitisations’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘Securitised Products’ A business within Investment Banking that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond or derivative) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘South Africa’ The operations of Africa RBB based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Special Purpose Entities (SPEs)’ / ‘Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.
–	Derivative transactions to provide investors in the SPE with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

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

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

480 >

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the E-R-M process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined the Capital Requirements Regulation.

‘Total capital ratio’ Total regulatory capital as a percentage of risk weighted assets.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Turnbull guidance’ The Turnbull guidance sets out best practice on internal control for UK listed companies, and assists them in applying section C.2 of the Combined Code on Corporate Governance.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.

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

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

> 481

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Wealth and Investment Management (WIM)’ Provides a full range of wealth management services to affluent and high net worth clients globally, including banking, credit, investments and advisory services.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

482 >

Shareholder enquiries

Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to the Director, Investor Relations at our Head Office as follows:

In the United Kingdom:

Investor Relations

Barclays PLC

1 Churchill Place

London

E14 5HP

Registered and Head Office

1 Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar

The Registrar to Barclays

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Tel: 0871 384 2055 (from the UK)a

or +44 (0) 121 415 7004 (from overseas)

Email: questions@share-registers.co.uk

or, in the United States of America:

The Corporate Communications Department

Barclays Bank PLC

745 Seventh Avenue

New York, NY 10019, USA

ADR Depositary

JP Morgan Chase Bank, N.A.

PO Box 64504

St. Paul

MN 55164-0854

USA

Tel: 1-800-990-1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email: jpmorgan.adr@wellsfargo.com

Notes

a	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm, Monday to Friday, excluding public holidays.

> 483

Index

>A
Accounting
developments	255
policies	253-255
presentation	244

Africa
business analysis	230-231

Allowance for impairment
credit risk	129
notes to the accounts	293

Annual General Meeting	486
Annual Report and Accounts (approval)	248
Assets by class of business	223
Auditors reports	245,444
Available for sale investments	272

>B

Balanced Scorecard	10-11

Barclaycard
business analysis	232-233

>C

Capital adequacy data
capital management and resources	174-181
capital ratios	221

Chairman’s governance overview	23
Chief Executive’s strategic review	04-05
Consolidated balance sheet	248
Consolidated cash flow statement	250
Consolidated income statement	246
Consolidated statement of changes in equity	249
Consolidated statement of comprehensive income	247
Concentrations of credit risk	120-123
Contingent liabilities and commitments	303

Corporate Banking
business analysis	236-237

Corporate governance
corporate governance report	29-53
attendance at board meetings	32

Conduct risk	203-204
Credit risk	117-164
Critical accounting estimates	256
Currency of presentation	343
Currency risk	172

>D
Derivatives and other financial instruments
credit risk	154
notes to the accounts	268-271

Directors and officers
biographies	59-61
emoluments	87-97
interests	92
notes to the accounts	253-345

Directors’ report	54-58
Dividends	266

>E
Earnings per share	266
Economic capital	182

Employees
diversity and inclusion	62-63
involvement	62-64

Europe Retail and Business Banking
business analysis	228-229

Executive Committee	61

>F
Fair value of assets and liabilities	273-291
Financial assets designated at fair value	267
Financial and operating highlights	03
Financial liabilities designated at fair value	272
Financial review	212-242
Funding risk – Capital	174-182
Funding risk – Liquidity	183-199

>G
Glossary	466

Goodwill	297-298
Group Finance Director’s review	12-13

>H
Head Office and Other Operations
business analysis	240

>I
Impairment charges
credit risk	129
notes to the accounts	293

Intangibles assets	297-298
Interest rate risk	166-168
Investments in associated and joint ventures	332

Investment Bank
business analysis	234-235

484 >

Index continued

>K
Key performance indicators	212-218

>L
Leasing	293,299
Legal, competition and regulatory matters	303-309
Loans and advances to banks	293
Loans and advances to customers	293

>M
Market risk	165-173
Memorandum and Articles of Association	401

>N
Net fee and commissions income	258
Net interest income	257-258
Non-controlling interests	315-316

>O
Operating expenses
administration and general expenses	262
staff costs	317-318

Operational risk	200
Ordinary shares, share premium and other equity	313-314

>P
Parent company accounts (Barclays PLC)	251-252

Pensions
directors	91
notes to the accounts	320-324

Potential credit risk loans	131
Presentation of information	244
Property, plant and equipment	295-296
Provisions	301-302

>R
Related party transactions	335-337
Remuneration report	65-125
Reputation risk	201-202
Reserves	314-315
Risk factors	108-116
Risk management	347-390
Risk weighted assets	177-178

>S
Securities, borrowing, securities lending, repurchasing and reverse repurchase agreements	294
Securitisation	332-334

Segmental reporting
by class of business	223
by geographical segments	224

Share-based payments	318-320
Shareholder information	391-404
Subordinated liabilities	310-313
Supervision and regulation	205-210

>T
Tax
tax contribution	68
notes to accounts	263-266

Trading portfolio	267

>U
UK Retail and Business Banking
business analysis	226-227

>W
Wealth and Investment Management
business analysis	238-239

Barclays PLC Annual Report 2013	barclays.com/annualreport > 485

Shareholder information

Your Barclays Shareholding

Key dates*

28 March 2013 Final dividend payment date

24 April 2014 Annual General Meeting

13 June 2014 First interim dividend payment date

19 September 2014 Second interim dividend payment date

5 December 2014 Third interim dividend payment date

*Please note that these dates are provisional and subject to change.

Annual General Meeting (AGM)

This year’s AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday, 24 April 2014 at 11.00am.

The Chairman and Chief Executive will update shareholders on our performance in 2013 and our goals for 2014. Shareholders will also have the opportunity to ask the Board questions at the meeting.

You can find out more at Barclays.com/agm

Dividends

We remain committed to a 40% to 50% payout ratio over time, however, we expect to be at 40% from 2014 to allow focus on capital accretion. We would not expect it to rise further in to the 40% to 50% payout range until the 10.5% Core Equity Tier 1 milestone has been reached.

How do Barclays shareholders receive their dividends?

As at 31 December 2013, Barclays shareholders received their dividends in the following ways:

You can choose how you would like to receive your Barclays dividends – save time and receive your dividends faster You can have your dividends paid directly into your bank or building society account. It is easy to set up and your money will be in your bank account on the dividend payment date. If you hold 2,500 shares or less, you can provide your bank or building society details quickly and easily over the telephone using the contact details overleaf. If you hold more than 2,500 shares, please write to The Registrar.

Unclaimed dividends

We are aware that some shareholders do not keep their personal details on the share register up to date. Therefore, during 2013, we conducted a tracing process to re-unite over 24,000 Barclays Sharestore members, who lost contact with us, with their unclaimed dividends. We have returned over £2 million of unclaimed dividends to our shareholders.

To find out more contact The Registrar to Barclays or visit Barclays.com/dividends

Charity donations – Thank you for your support

We would like to take this opportunity to thank our shareholders for helping us to make two fantastic donations to charity.

Firstly, thank you to all of our Barclays Dividend Re-investment Plan (DRIP) participants (which was withdrawn in June 2013) who chose to donate their DRIP cash residue to our chosen charity, ABF The Soldier’s Charity. As at the end of January 2014, we had raised over £40,000.

Secondly, following the close of the Rights Issue in October 2013, shareholders who let some or all of their Rights lapse received a cheque for their share of the net premium provided that it was £3.00 or more. Any amounts due to shareholders that were less than £3.00 were donated to UNICEF. We are delighted to tell you that Barclays shareholders have donated over £89,000 to UNICEF.

ShareGift your shares

Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686).

Further information about ShareGift and the charities it has supported may be obtained from their website, www.ShareGift.org

Action for shareholders

Keep your personal details up to date

Please remember to tell The Registrar if:

¡	You move house
¡	You need to update your bank or building society details.

If you are a Barclays e-view member, you can update your bank or building society account or address details online. If you hold 2,500 shares or less, you can update details quickly and easily over the telephone using the contact details overleaf. If you hold more than 2,500 shares you will need to write to The Registrar. You must provide a copy of your share certificate, Sharestore statement or most recent dividend tax voucher. If these are not available, you will need to provide a copy of a utility bill or bank statement dated in the last three months.

Duplicate documents

If you receive duplicate documents and split dividends on your Barclays shares, this may be because you have more than one account on the Barclays share register.

If you think that this affects you and you would like to combine your shareholdings, please contact The Registrar to Barclays (details overleaf).

Shareholder Security

Shareholders should be wary of any unsolicited investment advice and offers to buy shares at a discounted price. These fraudsters use persuasive and high-pressure tactics to lure shareholders into scams. Please keep in mind that firms authorised by the Financial Conduct Authority (FCA) are unlikely to contact you out of the blue with an offer to buy or sell shares. You should think about getting independent financial or professional advice before you hand over any money.

Report a scam If you are approached by fraudsters please tell the FCA using the share fraud reporting form at www.fca.org.uk/scams. You can also call the FCA Helpline on 0800 111 6768.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 14th, 2014	Barclays PLC (Registrant)

	By	/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 14th, 2014	Barclays Bank PLC (Registrant)

	By	/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director

> 487

EXHIBIT INDEX

Exhibit	Description
1.1	Articles of Association of Barclays PLC (incorporated by reference to the Form 6-K filed on May 2nd, 2013)
1.2	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)
2.1	Long Term Debt Instruments: Neither Barclays PLC nor Barclays Bank PLC is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of either Barclays PLC’s or Barclays Bank PLC’s total assets (on a consolidated basis) is authorised to be issued. Each of Barclays PLC and Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
4.0	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)
4.1	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)
4.2	Rules of the Barclays PLC Approved Incentive Share Option Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)
4.3	Rules of the Barclays PLC Unapproved Incentive Share Option Plans (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)
4.4	Rules of the Barclays PLC Executive Share Award Scheme - Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)
4.5	Rules of the Barclays Group Special Award Performance Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008
4.6	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)
4.7	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19th, 2008)
4.8	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19th, 2008)
4.9	Rules of the Barclays Group Share Value Plan
4.10	Rules of the Barclays PLC Long Term Incentive Plan (Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)
4.11	Service Contract – Antony Jenkins (incorporated by reference to the 2012 Form 20-F filed on March 13 2013)
4.12	Contract of Employment – Tushar Morzaria
4.13	Appointment Letter – Sir John Sunderland (incorporated by reference to the 2005 Form 20-F filed on March 29, 2006)

4.14	Appointment Letter – Fulvio Conti (incorporated by reference to the 2006 Form 20-F filed on March 26, 2007)
4.15	Appointment Letter – Sir Michael Rake (incorporated by reference to the 2007 20-F filed on March 26, 2008)

4.16	Appointment Letter – Simon Fraser (incorporated by reference to the 2008 Form 20-F filed on March 24, 2008)
4.17	Appointment Letter – Reuben Jeffery III (incorporated by reference to the 2009 Form 20-F filed on March 19, 2010)

488 >

4.18	Appointment Letter – Dambisa Moyo (incorporated by reference to the 2010 Form 20-F filed on March 21, 2011)

4.19	Appointment Letter – Sir David Walker (incorporated by reference to the 2013 Form 20-F filed on March 13, 2013)
4.20	Appointment Letter – Tim Breedon (incorporated by reference to the 2013 Form 20-F filed on March 13, 2013)
4.21	Appointment Letter – Diane de Saint Victor (incorporated by reference to the 2013 Form 20-F filed on March 13, 2013)
4.22	Appointment Letter – Michael Ashley

4.23	Appointment Letter – Wendy Lucas-Bull

4.24	Appointment Letter – Stephen Thieke
4.25	Appointment Letter – Frits van Paasschen

7.1	Ratios of earnings to fixed charges for Barclays Bank PLC. The calculations can be found in the Barclays Bank PLC financial data on page 465 of the Form 20-F.
7.2	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations for Barclays Bank PLC. The calculations can be found in the Barclays Bank PLC financial data on page 465 of the Form 20-F.
7.3	Ratios of earnings to fixed charges for Barclays PLC. The calculations can be found in the Barclays PLC financial data on page 442 of the Form 20-F.

7.4	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations for Barclays PLC. The calculations can be found in the Barclays PLC financial data on page 442 of the Form 20-F.

8.1	List of subsidiaries
12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)
13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.

Barclays PLC Annual Report 2013	barclays.com/annualreport > 489