Form 20-F
period 2014-12-31
BARCLAYS PLC; BARCLAYS BANK PLC
filed 2015-03-03
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
New York Stock Exchange

4.375% Fixed Rate Subordinated Notes due 2024
New York Stock Exchange

2.75% Fixed Rate Senior Notes due 2019
New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements ofthe Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered

Callable Floating Rate Notes 2035	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*

American Depository Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 3	New York Stock Exchange*

American Depository Shares, Series 3, each representing one Non-Cumulative Callable Dollar Preference Share, Series 3	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 4	New York Stock Exchange*

American Depository Shares, Series 4, each representing one Non-Cumulative Callable Dollar Preference Share, Series 4	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*

American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange

5.140% Lower Tier 2 Notes due October 2020	New York Stock Exchange

Floating Rate Senior Notes due December 9 2016	New York Stock Exchange

iPath® Bloomberg Commodity Index Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Cocoa Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Lead Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Platinum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® S&P GSCI® Total Return Index ETN	NYSE Arca

iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca

iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca

iPath® MSCI India IndexSM ETN	NYSE Arca

iPath® EUR/USD Exchange Rate ETN	NYSE Arca

iPath® GBP/USD Exchange Rate ETN	NYSE Arca

iPath® JPY/USD Exchange Rate ETN	NYSE Arca

iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® Long Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Long Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Short Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Long Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Global Carbon ETN	NYSE Arca

iPath® Optimized Currency Carry ETN	NYSE Arca

iPath® US Treasury Steepener ETN	NYSE Arca

iPath® US Treasury Flattener ETN	NYSE Arca

iPath® US Treasury 2-year Bull ETN	NYSE Arca

iPath® US Treasury 2-year Bear ETN	NYSE Arca

iPath® US Treasury 10-year Bull ETN	NYSE Arca

iPath® US Treasury 10-year Bear ETN	NYSE Arca

iPath® US Treasury Long Bond Bull ETN	NYSE Arca

iPath® US Treasury Long Bond Bear ETN	NYSE Arca

iPath® Pure Beta Broad Commodity ETN	NYSE Arca

iPath® Pure Beta S&P GSCI®-Weighted ETN	NYSE Arca

iPath® Pure Beta Cocoa ETN	NYSE Arca

iPath® Pure Beta Coffee ETN	NYSE Arca

iPath® Pure Beta Cotton ETN	NYSE Arca

iPath® Pure Beta Sugar ETN	NYSE Arca

iPath® Pure Beta Aluminum ETN	NYSE Arca

iPath® Pure Beta Copper ETN	NYSE Arca

iPath® Pure Beta Lead ETN	NYSE Arca

iPath® Pure Beta Nickel ETN	NYSE Arca

iPath® Pure Beta Crude Oil ETN	NYSE Arca

iPath® Seasonal Natural Gas ETN	NYSE Arca

iPath® Pure Beta Agriculture ETN	NYSE Arca

iPath® Pure Beta Grains ETN	NYSE Arca

iPath® Pure Beta Softs ETN	NYSE Arca

iPath® Pure Beta Industrial Metals ETN	NYSE Arca

iPath® Pure Beta Energy ETN	NYSE Arca

iPath® Pure Beta Livestock ETN	NYSE Arca

iPath® Pure Beta Precious Metals ETN	NYSE Arca

iPath® US Treasury 5-year Bull ETN	NYSE Arca

iPath® US Treasury 5-year Bear ETN	NYSE Arca

iPath® S&P 500 Dynamic VIX ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN (II)	NYSE Arca

iPath® GEMS IndexTM ETN	NYSE Arca

iPath® GEMS Asia 8 ETN	NYSE Arca

iPath® Asian and Gulf Currency Revaluation ETN	NYSE Arca

iPath® S&P MLP ETN	NYSE Arca

Barclays ETN+ S&P 500® Dynamic VEQTOR™ ETN	NYSE Arca

Barclays ETN+ Shiller CAPETM ETNs	NYSE Arca

Barclays ETN+ Select MLP ETN	NYSE Arca

Barclays ETN+ FI Enhanced Europe 50 ETN	NYSE Arca

Barclays ETN+ FI Enhanced Global High Yield ETN	NYSE Arca

Barclays OFI SteelPath MLP ETN	NYSE Arca

Barclays Women in Leadership ETN	NYSE Arca

Barclays Return on Disability ETN	NYSE Arca

Barclays Inverse US Treasury Composite ETN	NASDAQ

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	16,498,184,168
Barclays Bank PLC	£1 ordinary shares	2,342,558,515
	£1 preference shares	1,000
	£100 preference shares	20,930
	€100 preference shares	31,856
	$0.25 preference shares	237,000,000
	$100 preference shares	58,133

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

Yes ☐    No ☐

SEC Form 20-F Cross reference information

Form 20-F item number			Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable
3	Key Information
	A.	Selected financial data	193, 195, 310-311, 420
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	85-91
4	Information on the Company
	A.	History and development of the company	40, 289-290 (Note 36), 295 (Note 38), 306, 307, 404
	B.	Business overview	i (Market and other data), 184-189, 198, 200, 210-211, 221, 224-226 (Note 1), 238-240 (Note 15), 268-276 (Note 29)
	C.	Organizational structure	289-290 (Note 36)
	D.	Property, plants and equipment	260 (Note 21), 261-262 (Note 23), 264
4A	Unresolved staff comments		Not applicable
5	Operating and Financial Review and Prospects
	A.	Operating results	150-151, 184-189, 193-213, 224-304
	B.	Liquidity and capital resources	103, 115-116, 135, 153-177, 188-189, 238-240 (Note 15), 277-280 (Note 30), 280-281 (Note 31), 295-297 (Note 39), 301, 410
	C.	Research and development, patents and licenses, etc.	Not applicable

	D.	Trend information	–
	E.	Off-balance sheet arrangements	267 (Note 28), 290-294 (Note 37), 295-297 (Note 39)
	F.	Tabular disclosure of contractual obligations	330
	G.	Safe harbor	i (Forward-looking statements)
6	Directors, Senior Management and Employees
	A.	Directors and senior management	3-5, 319-322
	B.	Compensation	46-79, 285-288 (Note 35), 298-300 (Note 41)
	C.	Board practices	2-42, 55-67
	D.	Employees	43 (Full time employees by region), 200, 202, 204, 206, 208, 209, 211
	E.	Share ownership	46-79, 283-284 (Note 34), 298-300 (Note 41), 325-326
7	Major Shareholders and Related Party Transactions
	A.	Major shareholders	41, 318
	B.	Related party transactions	298-300 (Note 41), 400, 419 (Note r)
	C.	Interests of experts and counsel	Not applicable
8	Financial Information
	A.	Consolidated statements and other financial information	191, 214-304, 403-419
	B.	Significant changes	Not applicable
9	The Offer and Listing
	A.	Offer and listing details	310
	B.	Plan of distribution	Not applicable
	C.	Markets	310-311
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10	Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	40, 41, 307-309
	C.	Material contracts	77-79, 280-281 (Note 31)
	D.	Exchange controls	314
	E.	Taxation	311-314
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	314
	I.	Subsidiary information	289-290 (Note 36)
11	Quantitative and Qualitative Disclosure about Market Risk		99-100, 143-152, 301, 367-377

12	Description of Securities Other than Equity Securities
	A.	Debt Securities	Not applicable

	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable
	D.	American Depositary Shares	315-316
13	Defaults, Dividends Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures
	A.	Disclosure controls and procedures	318
	B.	Management’s annual report on internal control over financial reporting	37
	C.	Attestation report of the registered public accounting firm	216
	D.	Changes in internal control over financial reporting	37
16A	Audit Committee Financial Expert		9
16B	Code of Ethics		317
16C	Principal Accountant Fees and Services		15-16, 300 (Note 42), 316 (External auditor objectivity and independence: Non-Audit Services)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		42, 280 (Share repurchase)
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		317
17	Financial Statements		Not applicable (See Item 8)
18	Financial Statements		Not applicable (See Item 8)
19	Exhibits		Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2014 to the corresponding twelve months of 2013 and balance sheet analysis as at 31 December 2014 with comparatives relating to 31 December 2013. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively.

The comparatives have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure.

References throughout this report to ‘provision for ongoing investigations and litigation relating to Foreign Exchange’ mean a provision of £1,250m held as at 31 December 2014 for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange.

The information in this document does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014, which include certain information required for this Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC (2014 20-F) and which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. As management reviews the adjusting items described below at a Group level, segmental results are presented excluding these items in accordance with IFRS 8; “Operating Segments”. Statutory and adjusted performance is reconciled at a Group level only. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit before tax is the non-IFRS equivalent of profit before tax as it excludes the impact of own credit; provisions for Payment Protection Insurance (PPI) and claims management costs and interest rate hedging redress; gain on US Lehman acquisition assets; provision for ongoing investigations and litigation relating to Foreign Exchange; goodwill impairment; loss on announced sale of the Spanish business and Education, Social Housing, and Local Authority (ESHLA) valuation revision. A reconciliation to IFRS is presented on page 198 for the Group;

– Adjusted profit after tax represents profit after tax excluding the post-tax impact of own credit; provisions for PPI and interest rate hedging redress; the gain on US Lehman acquisition assets; provision for ongoing investigations and litigation relating to Foreign Exchange; loss on announced sale of the Spanish business; ESHLA valuation revision and goodwill impairment. A reconciliation to IFRS is presented on page 198 for the Group;

– Adjusted attributable profit represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is attributable profit;

– Adjusted income and adjusted total income net of insurance claims represents total income net of insurance claims excluding the impact of own credit; the gain on US Lehman acquisition assets and ESHLA valuation revision. A reconciliation to IFRS is presented on page 198 for the Group;

– Adjusted net operating income represents net operating income excluding the impact of own credit; the gain on US Lehman acquisition assets and ESHLA valuation revision. A reconciliation to IFRS is presented on page 198 for the Group;

– Adjusted total operating expenses represents operating expenses excluding the provisions for PPI and interest rate hedging redress; provision for ongoing investigations and litigation relating to Foreign Exchange; and goodwill impairment. A reconciliation to IFRS is presented on page 198 for the Group;

– Adjusted litigation and conduct represents litigation and conduct excluding the provisions for PPI and interest rate hedging redress; and the provision for ongoing investigations and litigation relating to Foreign Exchange. A reconciliation to IFRS is presented on page 198 for the Group;

– Adjusted cost: income ratio represents cost: income ratio excluding the impact of own credit; the provisions for PPI and interest rate hedging redress; gain on US Lehman acquisition assets; and provision for ongoing investigations and litigation relating to Foreign Exchange and ESHLA valuation revision. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation to IFRS is presented on page 198 for the Group;

– Adjusted cost: income ratio represents cost: income ratio excluding the impact of own credit; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 198 for the Group;

– Adjusted compensation: net operating income ratio represents compensation: net operating income ratio excluding the impact of own credit; the provisions for PPI and interest rate hedging redress; gain on US Lehman acquisition assets; and provision for ongoing investigations and litigation relating to Foreign Exchange and ESHLA valuation revision. A reconciliation is provided on page 198 for the Group;

– Adjusted compensation: operating income ratio represents compensation: operating income ratio excluding the impact of credit impairment charges and other provisions; own credit; the provisions for PPI and interest rate hedging redress; gain on US Lehman acquisition assets; and provision for ongoing investigations and litigation relating to Foreign Exchange and ESHLA valuation revision. A reconciliation is provided on page 198 for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit (page 212) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders’ equity represents adjusted attributable profit (page 212) divided by adjusted average equity, excluding non-controlling interests. The comparable IFRS measure is return on average shareholder’s equity, which represents profit attributable to equity holders of the parent divided by average equity, excluding non-controlling interests;

– Adjusted return on average tangible shareholders’ equity represents adjusted attributable profit (page 212) divided by average adjusted tangible equity, excluding non-controlling interests. The comparable IFRS measure is return on average tangible shareholders’ equity, which represents profit after tax and non-controlling interests, divided by average tangible equity (page 212);

– Barclays Core results are non-IFRS measures because they represent the sum of five Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office. A reconciliation to the corresponding statutory Group measures are provided on pages 197 and 198;

– Constant currency results in Africa Banking are calculated by converting ZAR results into GBP using the average exchange rate for the year ended 31 December 2014 for the income statement and the 31 December 2014 closing exchange rate for the balance sheet and applying those rates to the results as of and for the year ended 31 December 2013, in order to eliminate the impact of movement in exchange rates between the two periods.

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

– BCBS 270 leverage exposure makes certain adjustments to Total assets under IFRS in accordance with Barclays’ understanding of the latest requirements that are expected to be included in the revised CRD IV text and guidance from regulators. The “Leverage” table on page 158 shows a reconciliation of BCBS 270 leverage exposure to total assets under IFRS;

– BCBS 270 leverage ratio represents CRD IV Tier 1 capital divided by BCBS 270 leverage exposure. See the “Leverage” table on page 158 for a reconciliation of BCBS 270 leverage exposure to Total assets under IFRS;

– The CRD IV fully loaded CET1 and estimated BCBS 270 leverage ratios excluding the impact of the sale of the Spanish business are non-IFRS measures as these metrics exclude the impact of the risk weighted assets associated with the Spanish business.

– Liquidity Coverage Ratio (LCR) is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is a ratio that is not yet fully implemented in local regulations and, as such, represents a non-IFRS measure;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 155 for a reconciliation of this measure to CRD IV CET1 ratio.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC which are available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has filed or may file with the SEC.

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

Risk report
Our risk report gives insight into the level of risk across Barclays’ businesses and portfolios, the material risks and uncertainties faced and the key areas of management focus	Risk factors	82
	Credit risk	97
	Market risk	99
	Funding risk – Capital	101
	Funding risk – Liquidity	103
	Operational risk	104
	Reputation risk	108
	Conduct risk	106
	Supervision and regulation	184

Additional Information
Shareholder information	305
Additional information	325
Barclays approach to managing risks	339
Additional Financial disclosure	392
Barclays Bank PLC data	403
Glossary	422

Financial review
Our financial review details the performance of Barclays, including key performance indicators, and our businesses’ contribution to the overall performance of the Group	Key performance indicators	191
	Consolidated summary Income statement	193
	Income statement commentary	194
	Consolidated summary balance sheet	195
	Balance sheet commentary	196
	Analysis of results by business	197
	Margins and balances	212

Financial statements
Our financial statements gives detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure and transparency on the financial performance of the business	Independent Auditors’ report	216
	Consolidated financial statements	217
	Parent company accounts	222
	Notes to the financial statements	224

| 01

Governance Contents

The governance process of Barclays, and reports from each of the Board Committees presenting how the Board support the delivery of the Strategy.

02 |

Governance: Directors’ report Who we are Board of Directors

Board of Directorsa

Barclays understands the importance of having a Board containing the right balance of skills, experience and diversity and the composition of the Board is regularly reviewed by the Board Corporate Governance and Nominations Committee. The skills and experience of the current Directors and the value they bring to the Barclays Board is described below. Full biographies can be accessed online via barclays.com/investorrelations.

Sir David Walker

Relevant skills and experience

Sir David has extensive knowledge of the financial services industry developed throughout his long career during which he held roles with Her Majesty’s Treasury, the Bank of England and, most recently, as chairman of Morgan Stanley International (formerly chairman and CEO). He has also held senior non-executive board roles at a number of companies, which have provided him with an excellent understanding and experience of boardroom dynamics and corporate governance.

Sir David will retire from the Barclays Board at the conclusion of the 2015 AGM.

Other current appointments

Trustee, Cicely Saunders Foundation

Committees

E*, N*, R

Chairman

Age: 75
Appointed:
1 September 2012

Relevant skills and experience

Antony began his career at Barclays, going on to take up various roles within the retail and corporate banking businesses. Antony then spent time working at Citigroup in both London and New York before returning to Barclays. Since rejoining Barclays, Antony has held roles including CEO of Barclaycard and the Group’s representative on the board of Barclays Africa Group Limited, before becoming the Group’s Chief Executive in 2012.

Other current appointments:

Institute of International Finance; International Advisory Panel of the Monetary Authority of Singapore; Business in the Community

Antony Jenkins
Group Chief Executive

Age: 53
Appointed:
30 August 2012

Relevant skills and experience

Mike has deep knowledge of auditing and associated regulatory issues, having worked at KPMG for over 20 years, where he was a partner. Mike was the lead engagement partner on the audits of large financial services groups including HSBC, Standard Chartered and the Bank of England. Whilst at KPMG, Mike was Head of Quality and Risk Management for KPMG Europe LLP, responsible for the management of professional risks and quality control. He also held the role of KPMG UK’s Ethics Partner.

Mike Ashley
Non-executive

Age: 60
Appointed:
18 September 2013

Other current appointments

ICAEW Ethics Standards Committee; HM Treasury’s Audit Committee; European Financial Reporting Advisory Group’s Technical Expert Group; Chairman, Government Internal Audit Agency; Charity Commission

Committees

A*, C, E, F, N

Relevant skills and experience

Tim joined Barclays after a distinguished career with Legal & General, where, among other roles, he was the group chief executive until June 2012. Tim’s experience as a CEO enables him to provide challenge, advice and support to the Executive on performance and decision-making.

Tim brings to the Board extensive financial services experience, knowledge of risk management and UK and EU regulation, as well as an understanding of the key issues for investors.

Tim Breedon
Non-executive

Age: 57
Appointed:
1 November 2012

Other current appointments Ministry of Justice; Marie Curie Cancer Care Committees A, C, E, F*, N, R

Relevant skills and experience

Crawford has extensive business and management experience, gained with Bain & Company and Standard Life plc. These roles have provided him with experience in strategic decision-making and knowledge of company strategy across various sectors and geographical locations.

Crawford has also held Board and committee chairman positions during his career, notably as chairman of the remuneration committees of Standard Life plc and MITIE Group PLC.

Crawford Gillies
Non-executive

Age: 58
Appointed:
1 May 2014

Crawford will become Chairman of the Board Remuneration Committee with effect from the conclusion of the 2015 AGM.

Other current appointments

Chairman, Scottish Enterprise; Standard Life plc; MITIE Group plc

Committees

A, R

Relevant skills and experience

Reuben has extensive financial services experience, particularly within investment banking and wealth management, through his role as CEO and president of Rockefeller & Co. Inc. and his former senior roles with Goldman Sachs, including as the managing partner of the Paris office.

His various government roles in the US, including as chairman of the Commodity Futures Trading Commission, provides Barclays’ Board with insight into the US political and regulatory environment.

Reuben Jeffery III
Non-executive

Age: 61
Appointed:
16 July 2009

Other current appointments

International Advisory Council of the China Securities Regulatory Commission; Advisory Board of Towerbrook Capital Partners LP; J Rothschild Capital Management Limited; Financial Services Volunteer Corps

Committees

C*, E, F, N

Relevant skills and experience

Wendy has significant financial services and African banking experience gained through CEO and senior executive roles on the boards of large South African banks, including Barclays Africa Group Limited. As a CEO she has a track record of successful financial turnaround and cultural transformation of a major South African bank. Her expertise in asset management, investment, commercial and retail banking on the continent is invaluable to Barclays’ Board given its operations in the region.

Wendy Lucas-Bull
Non-executive

Age: 61
Appointed:
19 September 2013

Wendy’s previous experience of leading on a number of conduct-related consultations also provides Barclays with valuable insight into conduct risk issues.

Other current appointments

Chairman, Barclays Africa Group Limited; Chairman, Absa Bank Limited, Chairman, Absa Financial Services; Afrika Tikkun NPC (non-profit); Peotona Group Holdings

Committees

C

Relevant skills and experience

John is a former CEO of ANZ Bank with extensive financial services experience across retail, commercial and investment banking, gained both globally and in the UK. John has a proven track record of implementing cost reduction, cultural transformation and driving through strategic change. He is also an experienced non-executive director and chairman. John will become Barclays’ Chairman at the conclusion of the 2015 AGM, and he will step down from his roles at Aviva plc and FirstGroup plc in April and July 2015 respectively.

John McFarlane
Non-executive

Age: 67
Appointed:
1 January 2015

Other current appointments: Chairman, Aviva plc; Chairman, FirstGroup plc; Old Oak Holdings Limited; Westfield Group Committees E, N

Note

Detailed Director biographies can be found on pages 319 to 322

| 03

Relevant skills and experience

Tushar joined Barclays in 2013 having spent the previous four years in senior management roles with JP Morgan Chase, most recently as the CFO of its Corporate & Investment Bank.

Throughout his time with JP Morgan he gained strategic financial management and regulatory relations experience. Since joining the Barclays Board he has been a driving influence on the Group’s cost reduction programme and managing the Group’s capital plan, particularly in response to structural reform.

Other current appointments

None

Tushar Morzaria
Group Finance
Director
Age: 46
Appointed:
15 October 2013

Relevant skills and experience

Dambisa is an international economist and commentator on the global economy, having completed a PhD in economics. Dambisa has a background in financial services and a wide knowledge and understanding of African economic, political and social issues, in addition to her experience as a director of companies with complex, global operations.

Other current appointments

SABMiller plc; Barrick Gold Corporation

Committees

A, C, F

Dambisa Moyo
Non-executive
Age: 46
Appointed:
1 May 2010

Relevant skills and experience

Frits is an experienced director, having held the position of CEO and non-executive director in a number of leading global organisations, most recently as CEO of Starwood Hotels and Resorts Worldwide, Inc. These roles have provided him with both a global business perspective and a clear understanding of key management issues, as well as experience of enhancing customer experience in a retail environment.

Other current appointments

None

Committees

None

Frits van Paasschen
Non-executive
Age: 53
Appointed:
1 August 2013

Relevant skills and experience

Sir Michael joined Barclays after a long career with KPMG, during which he served as chairman from 2002 until 2007. He brings to the Board extensive financial and commercial experience gained in the UK, Continental Europe and the Middle East.

Sir Michael’s previous government roles, which include membership of the Prime Minister’s Business Advisory Group, and current role as president of the Confederation of British Industry, provide useful political and regulatory insight for the Board.

Other current appointments:

Chairman, BT Group PLC; McGraw Hill Financial Inc.

Committees

E, N

Sir Michael Rake
Deputy Chairman and Senior Independent Director
Age: 67
Appointed:
1 January 2008

Relevant skills and experience

Diane holds the role of General Counsel and Company Secretary of ABB Limited, a listed international power and automation technologies company. Diane’s legal background, combined with her knowledge of regulatory and compliance requirements bring a unique perspective to discussions of the Board and its committees.

Other current appointments:

Advisory Board of The World Economic Forum’s Davos Open Forum

Committees

A, C

Diane de Saint Victor
Non-executive
Age: 60
Appointed:
1 March 2013

Relevant skills and experience

Sir John has been a Barclays Director since 2005, during which time he has provided invaluable support and leadership, most recently assisting in the identification and appointment of a successor to Sir David Walker as Chairman.

He has significant board level experience, including roles as former CEO and chairman of Cadbury Schweppes PLC and his current role as chairman of Merlin Entertainments Group PLC, bringing extensive knowledge of retailing and brand marketing to the Board.

Sir John Sunderland
Non-executive
Age: 69
Appointed:
1 June 2005

Sir John will retire from the Barclays Board at the conclusion of the 2015 AGM.

Other current appointments

AFC Energy PLC; Aston University; Reading University Council; Cambridge Education Group Limited

Committees

C, E, R*, N

Relevant skills and experience

Steve has significant experience in financial services, in both investment banking with JP Morgan, where amongst other roles he served as the chairman of the risk management committee, and in regulation, through roles with the Federal Reserve Bank of New York and the Financial Services Authority. Steve also has significant board experience, having served in both executive and non-executive director roles in his career.

Other current appointments

None

Committees

F, R

Steve Thieke
Non-executive
Age: 68
Appointed:
7 January 2014
Company Secretary

Relevant skills and experience

Since joining Barclays as a graduate in 1979, Lawrence has worked in a number of roles, including as Chief of Staff to the CEO and as the Private Bank’s Chief Operating Officer. Lawrence is a member and Treasurer of the GC100, the Association of General Counsels and Company Secretaries of the FTSE100.

Lawrence Dickinson
Age: 57
Appointed:
19 September 2002

Committee Membership Key

A Board Audit Committee

C Board Conduct, Operational and Reputational Risk Committee

N Board Corporate Governance and Nominations Committee

F Board Financial Risk Committee

E Board Enterprise Wide Risk Committee

R Board Remuneration Committee

* Committee Chairman

04 |

Governance: Directors’ report Who we are Board of Directors

Group Executive Committeea

Biographies for Antony Jenkins, Group Chief Executive, and Tushar Morzaria, Group Finance Director, who are members of the Group Executive Committee, which is chaired by Antony Jenkins, can be found on pages 319 to 320.

Michael Harte Chief Operations and Technology Officer	Bob Hoyt Group General Counsel	Valerie Soranno Keating Chief Executive, Barclaycard

Thomas King Chief Executive, Investment Bank	Robert Le Blanc Chief Risk Officer	Irene McDermott Brown Group Human Resources Director

Jonathan Moulds	Maria Ramos	Mike Roemer
Group Chief	Chief Executive,	Group Head of
Operating Officer	Barclays Africa Group	Compliance

Ashok Vaswani
Chief Executive,
Personal and
Corporate Banking

Board diversity

The Board has a balanced and diverse range of skills and experience. All Board appointments are made on merit, in the context of the diversity of skills, experience, background and gender required to be effective.

Balance of non-executive Directors: Executive Directors

1 Chairman 2 Executive Directors 3 Non-executive Directors	1 2 12

Male: Female

12:3

Length of tenure (Chairman and non-executive Directors)

0-3 years
9

3-6 years
2

>6 years
2

Geographical mix (Chairman and non-executive Directors)

United Kingdom
7

Continental Europe
1

United States
4

Other
1

Industry/background experience (Chairman and non-executive Directors)[b]

Financial Services	10
Political/regulatory contacts	10
Current/recent Chair/CEO	10
Accountancy/Financial	3
International (US)	4
International (Europe)	5
International (RoW)	3
Retail/Marketing	2

Notes

a Biographies for all members of the Executive Commitee can be found on pages 321 to 322

b Individual Directors may fall into one or more categories

| 05

What we did in 2014 Chairman’s Introduction

‘It is my responsibility to draw the best out of my fellow Directors, both individually and collectively, so that the Board works as a team that, together, is stronger than the sum of its parts.’

Dear Shareholders

My role, as Chairman, is to lead the Board and ensure that it works effectively and collaboratively in pursuit of the creation of sustainable long-term shareholder value. It is my responsibility to draw the best out of my fellow Directors, both individually and collectively, so that the Board works as a team that, together, is stronger than the sum of its parts. The pre-conditions for success are clear: an agreed perspective on what we are trying to achieve; a culture of mutual trust and respect, with shared values; and transparent and honest relationships between the non-executive and executive Directors, including a willingness to be open to different views and ways of thinking.

As Chairman, I have encouraged frankness and openness in Board debate and also sought to allow sufficient time for focus on critical strategic issues. Details of how we allocated our time and our main areas of focus in 2014 can be found on page 8. My goal has been to ensure that the Board is collaborative, yet challenging when it needs to be and that discussions at Board and Board Committee meetings are candid and open, yet constructive. The aim throughout has been to create and maintain an environment where the Board is cohesive and committed in support of our strategic aims, yet remains open to different viewpoints and ideas. Overall, we have been united behind our common purpose and respectful of the responsibilities of the Executive team in running the business day-to-day, giving them our full support in executing against our agreed strategy.

Board appointments and succession planning

This atmosphere of constructive challenge and debate depends on having the right people in place. Board composition is subject to an on-going process of review and refreshment. The priority is to ensure that the Board collectively has the right balance and diversity of expertise, skills, experience and perspectives needed to provide effective oversight of the business and I am fortunate to be supported by a Board that has a broad and diverse range of skills. As a bank we naturally seek out those with financial services experience, but other backgrounds, such as specific knowledge of a geographic area or customer segment, bring valued perspectives to the Board and provide credible challenge in these areas. Equally important is that Directors demonstrate independence of mind, judgement and maturity. Independence is an indispensible trait that underpins the Board’s ability to exercise appropriate oversight of the Executive team.

There were a number of changes to the Board in 2014. Fulvio Conti and Simon Fraser left the Board at the conclusion of the 2014 AGM. Steve Thieke and Crawford Gillies joined the Board, in January and May 2014 respectively, and in September 2014 we announced that John McFarlane would join the Board with effect from 1 January 2015 and succeed me as Chairman at the conclusion of the 2015 AGM. Details of the skills and experience each of these new Directors brings to the Board can be found in their biographies on pages 3 and 4. The Board Corporate Governance and Nominations Committee oversaw each of these appointments and reports on page 24 on the process it followed and its deliberations.

Succession planning is not, however, confined to the Board itself. A clear parallel responsibility is for the Board to be able to identify and cultivate the leaders of the future. Talent is a prerequisite for the success of any company and providing the Directors with a deeper insight into the character and capabilities of the senior executive team is essential for our long-term success. During 2014, the Board Corporate Governance and Nominations Committee increased its focus on talent management and succession planning and you can read more about this, including the initiatives we have in place to ensure that the Board has line of sight to potential future leaders, on page 25. Importantly, these interactions also allow the Board to see how members of the senior executive team act as role models for our Values and promote sustainable success.

06 |

Governance: Directors’ report What we did in 2014 Chairman’s Introduction

Board commitment

The role of a Barclays Director is a demanding one and we require – and expect – a significant time commitment from our Directors. This means not only preparing for and attending Board and Board Committee meetings, but committing time to initial induction, ongoing training and engagement with both the Executive team and with external constituents, including shareholders and regulators. I aim to ensure that Directors are kept fully informed about key businesses, performance and risks and any external changes to policy or regulation that may impact us. You can read more about this on page 35.

Information flows

A common refrain from many directors, regardless of industry or sector, is that the extent and volume of the material and data presented to boards can be overwhelming. Of course, as a Board we are reliant on the Executive team, which is operationally responsible for managing the business, for information, but we can, and do, make our expectations and requirements in this regard quite clear. It is critical that the right information flows to the Board at the right time and for that information to be at the appropriate level of detail and to be balanced and measured. As Chairman I have sought to ensure that information presented to the Board is balanced, thematic and clear so that it provides the best support for open discussion. The Board has also sought outside thinking and perspectives to stimulate debate, for example, in 2014 external third parties have provided perspectives on emerging risks and on growth opportunities in Africa.

Board performance

The effective performance of the Board is my responsibility as Chairman. To assess our effectiveness, we formally evaluate the performance of the Board, the Board Committees and the Directors annually. We have engaged the services of an external facilitator each year since 2004, as we feel this brings a valuable, objective perspective to our assessment. Last year I reported to you that we intended to agree a set of Board priorities and report on progress against these. You can find our progress report and details of 2014’s Board effectiveness review, including a high-level statement of the outcomes, on page 29 & 30.

Board Committees

To ensure that the Board can devote as much time as possible to strategic matters, oversight of risk management and control, financial reporting, reward and succession and talent is delegated to specific Board Committees. This ensures that each of these important areas is subject to an appropriate level of scrutiny. The Board Committee Chairmen report on the following pages how each Board Committee discharged its responsibilities in 2014 and the material matters they considered.

Looking ahead

This is my final report to you as Chairman, as I will retire from the Board at the conclusion of the AGM on 23 April 2015. I would like to take this opportunity to thank my Board colleagues – both present and former – for the unstinting support and assistance they have given me, through their contribution on the Board and Board Committees and more widely, during my period as Chairman. In particular, I would like to thank Sir John Sunderland, who also retires from the Board at the conclusion of the AGM, for his dedicated service to Barclays over the past 10 years through what has been one of the most eventful periods in our long history. As I hand over to my successor, John McFarlane, Barclays is on the way to becoming leaner, stronger and better-balanced, with a clear strategy in place to deliver higher profits, returns and growth, with lower costs and lower earnings volatility. I wish my Board colleagues every success for the future.

Sir David Walker

Chairman

2 March 2015

| 07

The Board’s focus in 2014

Strategy and Performance	¡	Debated and challenged strategic options and alternatives, agreeing the refined strategy and the outcomes of the Group Strategy Update announced on 8 May 2014
	¡	Considered and assessed the strategic and operational performance of each business
	¡	Discussed and approved the operations and technology strategy
	¡	Evaluated, on a regular basis, performance against the Balanced Scorecard
	¡	Approved the disposal of Barclays’ Spanish businesses

Finance, Capital and Liquidity	¡	Assessed and monitored, on a regular basis, performance against agreed financial targets, including return on equity, the CET1 ratio, the leverage ratio and costs target
	¡	Challenged, discussed and approved the Short Term Plan and debated the Medium Term Plan

Governance and Risk	¡	Assessed the potential impact of structural reform in the UK and US and evaluated risks, challenges and plans for implementation
	¡	Met with representatives of UK and US regulators
	¡	Debated specific conduct and litigation matters and potential outcomes and impacts
	¡	Evaluated and approved proposed risk appetite for 2015
	¡	Monitored on a regular basis, with the support of the Board’s risk committees, performance against agreed risk appetite for 2014 and the risk profile
	¡	Evaluated and approved recovery and resolution plans

Culture and Values	¡	Tracked, with the support of the Board Conduct, Operational and Reputational Risk Committee, the progress being made on cultural change
	¡	Undertook training on Barclays culture and values

Other	¡	Debated and endorsed recommendations of the Board Remuneration Committee with regard to compensation decisions for the 2013 financial year
	¡	Evaluated the outcomes of the Board Effectiveness Review and agreed, with the support of the Board Corporate Governance and Nominations Committee, the Board’s priorities and an action plan for 2014
	¡	Assessed, with the support of the Board Corporate Governance and Nominations Committee, talent management and succession plans for senior executive positions
	¡	Approved, on the recommendation of the Board Corporate Governance and Nominations Committee, the appointment of John McFarlane to succeed Sir David Walker as Chairman

Board Allocation of Time (%)

		2014	2013
	1 Strategy Formulation and Implementation Monitoring	47	41
	2 Finance (incl. capital and liquidity)	17	22
	3 Governance & Risk (incl. regulatory issues)	32	35
	4 Other (incl. compensation)	4	3

08 |

Governance: Directors’ report What we did in 2014 Board Audit Committee Report

‘I see our activity as directly supporting the embedding of Barclays’ Values and playing an important part in changing the culture’.

Dear Shareholders

In my report last year I spoke about the level of change Barclays is undergoing, driven by both internal and external factors, and the need to ensure that the effectiveness of Barclays’ control environment is maintained and reflects the increasing expectations of our shareholders. The pace of change has continued unabated and the Committee placed significant focus during 2014 on the control environment, in particular, on encouraging and supporting measures to ensure that there is senior level accountability and ownership of control issues and their remediation. I see our activity as directly supporting the embedding of Barclays’ Values and playing an important part in changing the culture and driving accountability.

This emphasis on internal control does not mean we have focused any less on the other important matters within our remit in a year when the role of audit committees in ensuring the integrity of financial reporting continued to be scrutinised. The Committee continued to debate and challenge the assumptions and estimates made by management, particularly in respect of valuations and provisions, the key judgements applied to Barclays’ financial statements and how Barclays’ performance is presented to ensure that it is reported in a fair, balanced, understandable and transparent way. We also placed appropriate weight on ensuring that both the internal and external audit processes were effective, with particular support for the internal audit function in embedding its Management Control Approach (MCA) assessments. You can read more below about the significant matters we addressed during the year.

On a more personal level, during 2014 I had significant interaction with our regulators in the UK and the US and also took opportunities to visit Barclays’ business operations, including those in the US, Africa, Hong Kong and Singapore.

Committee performance

As part of the annual Board Effectiveness Review, a separate exercise was conducted to assess the Committee’s performance. The assessment found that the Committee is performing effectively. Please see the Board evaluation report on page 29 for more details. I have been well-supported by my colleagues on the Committee and thank them for their contribution during 2014.

Looking ahead

2015 will see the Committee occupied with the significant task of overseeing the tender of the external audit. My recent connection with KPMG means that I will not be involved in the assessment and selection. More detail about the audit tender process and its governance can be found on page 16. We will also continue our focus on embedding the Enterprise Risk Management Framework, the first and second lines of defence and developing a holistic assurance framework for controls. The Committee will also have a role in supporting Barclays’ compliance with the revised UK Corporate Governance Code, which applies to Barclays for the 2015 financial year. Amongst other things, the Board will be required to make a statement of Barclays’ longer-term viability. The current intention is that the required viability statement will cover the three year period of Barclays’ Medium Term Plan and the Committee will be working with management to ensure that there is a robust process in place to support the statement to be made by the Board. Likewise, we will work with management to ensure that the current processes underpinning our oversight of internal controls provide appropriate support for the required Board statement on the effectiveness of risk management and internal controls.

Mike Ashley

Chairman, Board Audit Committee

2 March 2015

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. There were a number of changes to Committee composition in 2014. Fulvio Conti and Simon Fraser retired from the Committee on 24 April 2014, when they retired from the Board. Dambisa Moyo joined the Committee with effect from 17 April 2014 and Crawford Gillies joined the Committee with effect from 1 June 2014. Mike Ashley is the designated financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act, although each member of the Committee has financial and/or financial services experience. You can find more details of the experience of Committee members in their biographies on pages 319 to 322.

The Committee met 13 times in 2014 and the chart on page 8 shows how the Committee allocated its time. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer and General Counsel, as well as representatives from the businesses and other functions. The lead audit partner of the external auditor attended each meeting and the Committee held regular private sessions with each of the Chief Internal Auditor or the lead auditor partner, which were not attended by management.

Member	Meetings attended/eligible to attend

Mike Ashley	13/13

Tim Breedon*	12/13

Fulvio Conti (to 24 April 2014)*	3/4

Simon Fraser (to 24 April 2014)	4/4

Crawford Gillies (from 1 June 2014)*	7/8

Dambisa Moyo (from 17 April 2014)	10/10

Diane de Saint Victor*	12/13

* Unable to attend certain meetings owing to prior business commitments

Committee role and responsibilities

The Committee is responsible for:

¡	Assessing the integrity of the Group’s financial reporting and satisfying itself that any significant financial judgements made by management are sound;

¡	Evaluating the effectiveness of the Group’s internal controls, including internal financial controls; and

¡	Scrutinising the activities and performance of the internal and external auditors, including monitoring their independence and objectivity.

The Committee’s terms of reference are available at barclays.com/corporategovernance

The Committee’s work

The significant matters addressed by the Committee during 2014 and in evaluating Barclays 2014 Annual Report and Financial Statements, are described on the following pages.

| 09

Significant financial statement reporting issues

Assumptions and estimates or judgements are an unavoidable and significant part of the financial reporting process and are studied carefully by the Committee ahead of the publication of Barclays’ full and half-year results announcements and interim management statements. With appropriate input, guidance and challenge from the external auditor, the Committee examined in detail the main judgements and assumptions made by management, any sensitivity analysis performed and the conclusions drawn from the available information and evidence, with the main areas of focus during the year set out below.

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken

Conduct provisions (see Note 27 to the financial statements)

Barclays makes certain assumptions and estimates, analysis of which underpins provisions made for the costs of customer redress, such as for Payment Protection Insurance (PPI) and Interest Rate Hedging Products (IRHP)

¡  Scrutinised reports from management setting out statistical analysis of the current level of provisioning against prevailing trends, claims experience against existing provisions, the projections underlying estimates, including any uncertainties regarding future claims volumes and the potential expected range of future claims, and an analysis of associated costs, including referrals to the Financial Ombudsman

¡   The Committee kept PPI claims experience and future claims profile under close scrutiny ahead of the announcements of Barclays’ financial results. Having assessed the information available, including discussing current projections as appropriate with the Group Finance Director and the external auditor, the Committee supported taking additional provisions for PPI redress at the half-year (£900m), third quarter (£170m) and full year (£200m), bringing the total additional provision for 2014 to £1,270m

¡   The Committee also concluded that no additional provision was required for IRHP redress at the half-year and that the provision could be reduced at the third quarter, based on the level of settled claims. It concluded that the provision remaining at the full year continued to be appropriate

Legal, competition and regulatory provisions (see Notes 27 and 29 to the financial statements)	Barclays makes judgements in respect of provisions for legal, competition and regulatory matters

¡  Evaluated advice received on the status of current legal, competition and regulatory matters, including any potential for settlement, management’s estimate of the level of provisions required and the adequacy of the provisions on the basis of available information and evidence

¡   The Committee agreed that a provision of £500m should be taken in the third quarter of the year in connection with investigations into foreign exchange by certain regulatory authorities, having concluded that this represented the current best estimate given the status of discussions with those regulatory authorities at that time. Having reviewed the information available to determine what could be reliably estimated, the Committee agreed that the provision at the full year should be set at £1,250m for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange. The Committee also considered and concurred with the disclosure made in respect of the status of the ongoing investigations. Further information may be found on page 269 and 270.

10 |

Governance: Directors’ report What we did in 2014 Board Audit Committee Report

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken

Valuations (see Notes 13-18 to the financial statements)	Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available

¡   Examined reports from the Valuations Committee, with particular focus on mark to market valuations and the ESHLA portfolio, any valuation uncertainties and the proposed disclosure around them

¡  Assessed the funding fair value adjustment applied

¡   Debated prudential valuation adjustments agreed with Barclays’ regulators and regulatory feedback on Barclays’ valuation processes and controls

¡   Assessed the impact of the Group Strategy Update and any additional provisions to be made in trading businesses to reflect changes in activity

¡  The Committee concluded that the valuations methodology and process, including the assumptions made, were appropriate and that proper governance was in place to support the internal price verification processes for assets where there is a lack of an active secondary market and limited trade activity

¡   In particular the Committee carefully considered the rationale and evidence for the proposed revision to the valuation methodology for the ESHLA portfolio (see page 243). It agreed with the proposal and noted the consequential reduction in fair value of £935m compared to applying the previous methodology as at 31 December 2014. The Committee determined to keep the basis of valuation under close review as market practice and understanding thereof could develop in the light of market conditions and as Barclays continues to dispose of Non-Core assets

Impairment (see Note 7 to the financial statements)

Where appropriate, Barclays models potential impairment performance, allowing for certain assumptions and sensitivities, to agree allowances for credit impairment, including agreeing the timing of the recognition of any impairment and estimating the size, particularly where forbearance has been granted

¡  Scrutinised the methodologies applied by management and assessed any regulatory feedback on Barclays’ calculations

¡   Examined performance and the level of exposures, particularly in Russia, Western Europe and Africa

¡  Examined any judgements applied with regard to any post model adjustments and collateral valuations

¡ The Committee concluded that the allowances for credit impairment on loans and advances were appropriate and supported by model outputs

Tax (see Note 10 to the financial statements)

Calculation of the Group’s tax charge necessarily involves a degree of judgement with regard to the assessment of liabilities which are not yet agreed with tax authorities and the recognition of deferred tax assets (DTAs)

¡  Evaluated the adequacy of provisions for open tax returns having regard to both the drivers of the underlying tax risks and ongoing discussions with key tax authorities

¡   Reviewed the basis of recognition and measurement of material DTAs

¡  The Committee agreed that the level of provision for open years was appropriate given the range of possible outcomes and that the recovery and measurement of recognised DTAs was supported by management’s business forecasts

Adjusting items (see page 198 for further information)	Barclays exercises judgement in presenting adjusted measures

¡  Assessed proposals from management to treat certain items as adjusting items

¡   Established whether these items were significant and one-off in nature

¡  Evaluated the impact on Barclays’ reported financial statements

¡ The Committee endorsed the proposed adjusting items and the form of disclosures for Barclays’ published financial statements

Allocations between Core and Non-Core businesses (see page 210 for further information)	Barclays has allocated certain assets to the Non-Core business following the Group Strategy Update

¡  Examined the restatement of Barclays’ results following the resegmentation of the business as a result of the Group Strategy Update

¡  Assessed the proposed accounting treatment and write-down of Barclays’ retail, wealth and certain corporate banking activities in Spain following agreement to dispose of them

¡  The Committee approved the restatement document and recommended it for publication

¡   It also confirmed that Barclays’ retail, wealth and certain corporate banking assets in Spain should be fully written down to fair value less costs to sell, agreeing that a net loss of £364m should be recognised in the third quarter. The full year net loss recognised was £446m

| 11

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken

Going concern (see page 42 for further information)	Barclays is required to confirm that the going concern basis of accounting is appropriate

¡  Examined whether the going concern basis of accounting was appropriate by assessing the Working Capital Report prepared by management. This report covered forecast and stress tested forecasts for liquidity and capital compared to regulatory requirements, taking into account levels of provisioning for PPI and possible further conduct and litigation provisions that may be required

¡  After examining the forecast, along with Barclays’ ability to generate capital and raise funding in current market conditions, the Committee concluded that the liquidity and capital position of the Group remained appropriate and that there were no material uncertainties

Fair, balanced and understandable reporting (including country-by-country reporting and Pillar 3 reporting)	Barclays is required to ensure that its external reporting is fair, balanced and understandable

¡  At the request of the Board, established, via debate with and challenge of management, whether disclosures in Barclays’ published financial reports were fair, balanced and understandable

¡  Evaluated the review and challenge process that is in place to ensure balance and consistency, including the reports from the Disclosure Committee on its assessment of the content, accuracy and tone of the disclosures

¡  Obtained confirmation from the Group Chief Executive and Group Finance Director that they considered the disclosures to be fair, balanced and understandable

¡  Examined the control environment underpinning the integrity of Barclays’ financial reports, including the outputs of Barclays’ Turnbull assessments and Sarbanes-Oxley s404 internal control process

¡  Confirmed the absence of any indications of fraud relating to financial reporting matters

¡   Assessed disclosure controls and procedures

¡  Asked management to describe and evidence the basis on which representations to the external auditors were made

¡  The Committee requested work to be done to further enhance the presentation of Barclays’ disclosures on legal, competition and regulatory matters in Barclays’ external financial reports to ensure they remain accessible for a non-expert user

¡   It supported the proposal from management to make changes in the presentation of Barclays’ half-year results so that they were easier to understand

¡   It also concluded that additional information on country-by-country tax reporting should be disclosed publicly in the interests of openness and transparency

¡   The Committee satisfied itself that the processes underlying the preparation of Barclays’ published financial reports supported the aim of ensuring that those reports were fair, balanced and understandable. In relation to the 2014 Annual Report and Financial Statements, the Committee concluded that the disclosures and process underlying their production were appropriate and recommended to the Board that the 2014 Annual Report and Financial Statements are fair, balanced and understandable

12 |

Governance: Directors’ report: What we did in 2014 Board Audit Committee Report

Other significant matters

Other matters addressed by the Committee focused on the effectiveness of Barclays’ internal controls, the performance and effectiveness of the internal audit function and the performance, objectivity and independence of the external auditor, PricewaterhouseCoopers LLP (PwC). The most significant matters are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Internal control Read more about the Barclays’ internal control and risk management processes on pages 36 to 37	Impact on governance and controls of the Group Strategy Update and the creation of the Non-Core business

¡  Assessed the scope and governance of the Non-Core business and how it intends to mitigate business and strategic risks as assets are sold

¡  Evaluated the control environment in Barclays Spain in light of the Group Strategy Update and the potential disposal of part of the Spanish business

¡  The Committee concluded that good progress had been made in establishing governance and control over the Non-Core business and that the control environment in Spain had been maintained, despite the period of change

¡  It asked management to review the creation of the Non-Core and planned disposals and how they might impact the valuation of assets in the Non-Core business and more widely across Barclays

¡  It also emphasised the need to continue to maintain an appropriate and well-governed process around disposals

The business and functional control environment, including significant control issues and specific remediation plans

¡  Assessed the status of the most material control issues identified by management

¡   Evaluated reports on the control environment in UK Retail and Business Banking, Africa, Operations & Technology and Group Finance, questioning directly the heads of those businesses and functions

¡   Scrutinised regularly the progress of remediation plans to improve the control environment in Barclays’ US businesses, hearing directly from the CEO, Americas

¡   Assessed any regulatory reports on control issues and the progress being made to address key regulatory compliance control issues including unauthorised trading, client assets and financial crime, challenging the scope and pace of delivery of remediation plans and the resources available

¡  Examined the outputs of Barclays’ Turnbull assessments and Sarbanes-Oxley s404 internal control process

¡  The Committee asked for the scoping of remediation work to be accelerated to address control issues and requested that management continued to ensure that senior leaders took ownership and were accountable for the delivery of any remediation plans

¡  The Committee decided that accountable executives would be asked to attend Committee meetings to report directly on progress being made in order to emphasise where accountability lies. It also asked to see the specific objectives for business leaders in respect of the successful delivery of certain remediation plans

¡   It asked for a report on the prioritisation of projects to enhance the control environment in the US businesses to ensure that progress continued to be made

¡   The Committee requested several progress reports from Operations & Technology to ensure that focus on long-standing remediation programmes and enhancing governance and control was maintained. It noted the demonstrable progress made in the second half of 2014 which, provided momentum is maintained, it regarded as acceptable

| 13

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

The roll-out of the MCA, which assesses management’s attitude to the control environment

¡  Encouraged the deployment of the MCA and pressed for improvements in MCA in order to accelerate the timetable for all businesses and functions to achieve better internal ratings for their control environment

¡  Assessed the status of plans to achieve improvements in the control environment for each business and function

¡   Evaluated the control objectives given to each member of the Group Executive Committee

¡  The Committee asked for plans to improve the control environment to be more granular and for quantitative, outturn indicators to be developed so that progress could be tracked by the Committee

¡  It also suggested ways in which the control objectives for members of the Group Executive Committee could be further strengthened

The proposed revised approach to managing the control environment and to capturing and managing material control issues and their remediation

¡  Evaluated and endorsed a proposal from management for the principles and characteristics for management of a sound control environment

¡  Assessed the proposed new methodology for the identification and management of control issues and their remediation

¡  The Committee approved the proposed new methodology

¡   It also requested confirmation that the revised approach would meet all Barclays’ internal control requirements, including requirements associated with internal control over financial reporting. The revised approach was implemented with effect from 1 January 2015

The adequacy and effectiveness of Barclays’ whistleblowing processes

¡  Asked for an update on Barclays’ whistleblowing processes

¡   Assessed plans for a change in approach to ensure they are more consistent with best practice adopted by bodies such as Public Concern at Work and encourage colleagues to raise issues

¡  The Committee requested further improvements in the information presented to it, including asking for additional detail of any specific whistleblowing incidents relating to accounting processes, fraud or theft to be provided

Internal audit	The performance of internal audit and delivery of the internal audit plan, including scope of work performed and level of resources

¡  Assessed and approved the internal audit plan (including budget and resource levels) on a quarterly basis

¡   Evaluated internal audit’s assessment of the performance of each business and function, including trends in audit issues and any overdue audit issues

¡   Examined the processes and methodology used by internal audit to plan its work and the scope and depth of that work

¡   Debated whether internal audit should set targets for the flow of new control issues and the time taken to remediate any audit recommendations

¡  The Committee decided to create a sub-committee specifically to assess the level of internal audit assurance risk and resourcing it was willing to accept. This sub-committee is working with internal audit on these matters and is expected to provide recommendations to the Committee by July 2015

¡   The Committee asked internal audit to continue to emphasise to the Group Executive Committee the discipline needed to remediate issues and agree appropriate target timescales

¡   It also asked internal audit to look at the root causes for delay in remediating audit findings and asked the Group Chief Executive and Group Finance Director to put additional focus on timely remediation of audit findings in their monthly review meetings with each business. Each of these actions is underway and ongoing

External audit Read more about the Committee’s role in assessing the performance and effectiveness of the external auditor below	The work and performance of PwC on key areas

¡  Assessed regular status reports from PwC on the scope and progress of the external audit plan

¡   Debated and agreed the key areas of focus including valuations, impairment, conduct and legal provisions, tax and the methodology and assumptions used in the allocations between the Core and Non-Core business

¡ The Committee confirmed the scope of the audit and the areas of focus, including agreeing adjustments to the audit plan following the strategy update announcement

14 |

Governance: Directors’ report What we did in 2014 Board Audit Committee Report

The Committee also covered the following matters:

¡	Considered the proposed level of dividends to be paid, ahead of their approval by the Board;

¡	Assessed plans to build a global Compliance function: progress is now being tracked by the Board Conduct, Operational and Reputational Risk Committee;

¡	Approved Barclays Pillar 3 policy, as required by CRD IV, and asked for any exceptions or dispensations to be reported to the Committee;

¡	Discussed and recommended to the Board revisions to its terms of reference to reflect changes in best practice and other requirements for audit committees; and

¡	Evaluated the outcomes of the annual Office of Foreign Assets Control compliance review.

In addition, a briefing session on client assets was given to the Committee.

Assessing external auditor effectiveness, auditor objectivity and independence, non-audit services

The Committee is responsible for monitoring the performance, objectivity and independence of the external auditor, PwC. In 2014 the main activities of the Committee in discharging that responsibility were as follows:

¡	Assessed and agreed the scope of PwC’s Group Audit Plan, including debating and approving a revised plan following the announcement of the Group Strategy Update in May 2014. The Committee examined how PwC had refined its risk assessment in light of the resegmentation of the business and the creation of the Non-Core business and looked at the key areas of IT, valuations, impairment, conduct and litigation;

¡	Settled the terms of the audit engagement letter and approved, on behalf of the Board, the audit fees payable;

¡	Assessed the competence with which PwC handled the key accounting and audit judgements and how they were communicated to management and the Committee;

¡	Discussed with PwC the appointment of a new lead audit partner given that the current audit partner’s five year tenure ends at the conclusion of the 2014 audit. The Committee considered potential candidates and recommended to the Board the new audit partner to be appointed with effect from the audit for the 2015 financial year onwards;

¡	Deliberated and decided upon the timeline, governance arrangements and the process to be followed in submitting the external audit for tender and to rotate the audit firm. Read more about the audit tender below;

¡	Reviewed and updated the policy relating to the provision of non-audit services and regularly evaluated reports summarising the types of non-audit services for which PwC had been engaged and the level of fees payable, including assessments from PwC on how its independence and objectivity had been safeguarded. Read more about non-audit services below;

¡	Ensured, by assessing regular reports of any appointments made, that management confirmed compliance with the Group’s policy on the employment of former employees of PwC; and

¡	Evaluated reports issued following inspections of PwC by the FRC’s Audit Quality Review Team and the US Public Company Accounting Oversight Board. The Committee scrutinised the findings of each report, including actions taken to address prior findings and any areas of further focus that had been identified. It agreed that the audit was acceptable overall and that any identified areas for further improvement had been addressed or had appropriate action plans in place.

The Committee also evaluated the performance, independence and objectivity of the auditor in the delivery of the external audit. Key stakeholders across the Group were surveyed, including members of the Committee and certain audit committees of Barclays’ subsidiaries. The questionnaire incorporated recommendations from a number of professional and governance bodies regarding the assessment of the quality of the external audit and also took into account the key findings from the 2013 evaluation. Questions were designed to obtain empirical evidence of how PwC met certain expected behaviours and also how individual audit team members had performed whilst also capturing data to assess qualitative attributes such as efficiency, forward-thinking, teamwork, integrity, quality of knowledge and judgement, including PwC’s performance on specific areas of judgement. PwC also made available the outputs from its client review interviews, conducted at the end of the current audit partner’s term as lead audit partner, to further inform the auditor effectiveness assessment.

The results of the assessment confirmed that both PwC and the audit process were considered effective and that a good working relationship was accompanied by an appropriate level of challenge and scepticism. Following all the above, and in particular the process of evaluation, the Committee recommended to the Board and to shareholders that PwC should be reappointed as the Group’s auditors at the AGM on 23 April 2015.

To help assure the objectivity and independence of the external auditor, the Committee has in place a policy that sets out the circumstances in which the external auditor may be permitted to undertake non-audit services. Details of the non-audit services that are prohibited and allowed under the policy can be found in the corporate governance section of Barclays’ website, barclays.com/corporategovernance.

Allowable services are pre-approved up to £100,000, or £25,000 in the case of certain taxation services. Any proposed non-audit service that exceeds these thresholds up to £250,000 requires specific approval from the Chairman of the Committee and non-audit services of £250,000 and above require the approval of the Committee before the external auditor can be engaged. When calculating the expected engagement fees, the policy also requires that expected expenses and disbursements are taken into account.

The overriding principle of the policy is that the Group should only engage the external auditor to supply non-audit services (other than those services that are legally required to be performed by the external auditor) in specific, carefully controlled circumstances. Prior to considering the engagement of the external auditor to carry out any non-audit service, alternative providers must be considered. Where it is proposed that the external auditor should be engaged, the request must be supported by a detailed explanation of the clear commercial benefit, why an alternate service provider was not selected and why the external auditor is best placed to carry out the service. In each case, the request to use the external auditor for these services must be sponsored by a senior executive, and the relevant audit partner is required to attest that provision of the services has been approved in accordance with the external auditors’ own internal ethical standards and that its objectivity and independence would not be compromised.

| 15

During 2014, the Chairman of the Committee or the Committee as a whole, as appropriate, scrutinised all requests referred for approval to engage PwC for non-audit services, particularly those that concerned taxation-related services. Two requests for approval were declined (2013: two). A breakdown of the fees paid to the external auditor for non-audit work during 2014 may be found in Note 42 on page 300, with non-audit fees representing 25.7% (2013: 28.5%) of the audit fee. Significant categories of engagement undertaken in 2014 included:

¡	Attest and assurance services required by regulators in connection with reviews of internal controls including an audit of benchmark interest rate submissions;

¡	Tax compliance services in respect of assignments initiated pre-January 2011 in connection with Barclays international and expatriate employees, involving co-ordination and filing of statutory tax returns, social security applications and additional compliance filings;

¡	Transaction support on secured funding transactions, including the provision of audits required by the Bank of England and the issue of comfort letters; and

¡	Other services covering the (i) provision of remuneration-related regulatory advice and support to the Board Remuneration Committee and Reward teams; and (ii) provision of a feasibility study and assistance in the design of a prototype for a mobile technology-based product offering.

The Committee assessed each request to ensure the objectivity and independence of the external auditor would not be impaired by providing the services. Each assessment of the request to engage the external auditor was supported by the information required by the policy to be provided, as described above. Where appropriate, the requests also included a risk assessment addressing the degree to which Barclays anticipated relying on the auditor, details of any investigation of any possible conflicts of interests and how these had been addressed and an explanation of why the work required could not be undertaken by management.

External audit tender

In its 2013 report, the Committee stated it was awaiting the final rules from the European Union and the Competition Commission (now the Competition and Markets Authority) before confirming the timetable for the external audit tender. Since then, new rules published by the European Union have been reflected in the final order published by the Competition and Markets Authority, which came into force on 1 January 2015. It is now clear that FTSE 350 companies such as Barclays must retender the external audit at least every 10 years and that the audit firm must be rotated at least every 20 years. As PwC, and its predecessor firms, has been Barclays’ external auditor since 1896, and it is more than 10 years since the external audit was last tendered, following further discussion with investors the Committee agreed that a tender will be conducted in 2015 with a view to rotating the external audit firm for the 2017 audit onwards. PwC will consequently not be asked to tender.

The Committee will direct the tender process and, following engagement with key shareholders, it has agreed a governance framework, the main features of which are:

¡	Given his former, recent position at KPMG and the fact that KPMG has indicated its intention to tender, Mike Ashley will take no part in the audit tender process other than providing comments on the initial design of the tender process;

¡	An Audit Tender Oversight Sub-committee has been established, comprising Tim Breedon (Chairman), Crawford Gillies and Colin Beggs (the Chairman of the audit committee of Barclays Africa Group Limited), to:

–  Agree the objectives and desired outcomes for the audit tender process;

–  Approve the design of the process;

–  Construct and agree a shortlist of firms to be asked to participate; and

–  Oversee the implementation of the process.

¡	The Board Audit Committee as a whole (other than Mike Ashley), with Colin Beggs as a co-opted member, will participate in the implementation phase, assess the prospective candidates and recommend to the Board two potential candidates and the preferred firm to be appointed.

The expected timeline for the external tender process during 2015 is:

January-March	Design and issue of the tender document to audit firms
April-June	Interviews with shortlisted candidates and agreement on choice to be presented to the Board and the preferred firm
July	New external auditor to be agreed, to be appointed with effect from the audit of the 2017 financial year onwards

This timeline allows for a transition period to deal with any non-audit services provided to Barclays by the incoming auditor and any other potential independence conflicts.

A copy of the audit tender document will be made available at barclays.com/corporategovernance

Board Audit Committee Allocation of Time (%)

	2014	2013
1 Control Issues	24	16
2 Financial Results	42	40
3 Internal Audit matters	8	8
4 External Audit matters	11	11
5 Business Control Environment	10	16
6 Other (including Governance and Compliance)	5	8

16 |

Governance: Directors’ report What we did in 2014 Board Enterprise Wide Risk Committee Report

‘A useful opportunity for a more wide-ranging and free-thinking debate about possible risks that might emerge.’

Dear Shareholders

2014 was the second year of operation of the Committee. It continues to provide a useful opportunity for a more wide-ranging and free-thinking debate about possible risks that might emerge and which may not have been captured by the remit of the Board Financial Risk Committee or the Board Conduct, Operational and Reputational Risk Committee.

Demands on the Board’s time meant that the Committee was only able to meet once as a Committee in 2014, with a planned second meeting to consider in particular risk appetite for 2015 held concurrently with a Board meeting. At our meeting, our debate focused on the emerging risk themes that are being monitored internally, which include political instability outside the UK, in particular Eastern Europe and the Middle East; UK political risk, in particular, the Scottish and potential EU referenda; cyber risk; the UK housing market; and legal and conduct risk. Specific risks arising from each of these themes are being tracked and monitored by the Board Financial Risk Committee or the Board Conduct, Operational and Reputational Risk Committee. We did, however, spend some time deliberating the potential impact of a ‘yes’ vote in the Scottish referendum, given how uncertain the likely outcome appeared to be at the time. Although such an eventuality did not transpire, the main risk for us would have arisen from a disorderly transition, which may have given rise to redenomination risk. We also debated the possible indirect impacts, such as the greater likelihood of a referendum on the UK’s continuing membership of the EU.

We also heard from a third party, who provided an external perspective on potential ‘over the horizon’ risks. These are risks, which, while of low probability, may have a significant impact if they crystallise. As a result of our discussion, we asked the Board Financial Risk Committee to undertake a closer examination of Barclays’ exposures to central counterparties in the derivatives market.

Sir David Walker

Chairman, Board Enterprise Wide Risk Committee

2 March 2015

Committee composition and meetings

The Committee comprises the Chairman, Deputy Chairman and the Chairmen of each of the principal Board Committees. Reuben Jeffery (Chairman, Board Conduct, Operational and Reputational Risk Committee) joined the Committee with effect from 1 April 2014.

The Committee met once as a Committee in 2014, with a further meeting to discuss and approve Risk Appetite for 2015 held concurrently with a Board meeting. The meeting held was attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, General Counsel and Head of Compliance. The meeting was also attended by an external third party, who presented to the Committee an external perspective on potential future risks.

The chart below shows how the Committee allocated its time in 2014:

Member	Meetings attended/eligible to attend

Sir David Walker	2/2

Mike Ashley	2/2

Tim Breedon	2/2

Reuben Jeffery III (from 1 April 2014)	2/2

Sir Michael Rake	2/2

Sir John Sunderland	2/2

Committee role and responsibilities

The Committee’s role is to take an enterprise-wide view of risks and controls, bringing together the overall risk appetite and risk profile of the business. It focuses on a holistic view of Barclays’ risk appetite and risk profile and to seek to identify potential future risks.

You can find the Committee’s terms of reference at barclays.com/corporategovernance

Board Enterprise Wide Risk Committee Allocation of Time (%)

	2014	2013
1 Risk Profiles/Risk Appetite	79	61
2 Key Risk issues	13	16
3 Regulatory frameworks/Risk Policies	4	10
4 Other	4	13

| 17

What we did in 2014 Board Financial Risk Committee Report

‘Further regulatory change, such as structural reform in the UK, US and continental Europe, which will require Barclays to segregate its activities, will require changes in how the Group operates and an increased focus on capital, liquidity and funding in legal entities.’

Dear Shareholders

Going into 2014, we expected to see a continuation of subdued economic conditions in some of our main markets. GDP was expected to show a gradual recovery, with unemployment remaining high in the medium term and house prices staying below their long-run average, albeit with an upward trend. Significant areas of uncertainty also existed, including the possible slowing of monetary stimulus. It was in this context that our financial risk appetite for 2014 and our financial risk triggers were set within parameters that positioned Barclays conservatively.

The Committee continued to scrutinise credit performance in each of our main markets during 2014 in the light of the ongoing uncertain political, economic and regulatory environment. We saw a reduction in credit impairment and better performance in our UK and US portfolios in 2014, reflecting improved economic conditions in these countries. The South African economy remained weak, with higher unemployment and inflation, while our European portfolios remained under pressure, with the Eurozone still susceptible to exogenous and other shocks. Overall credit risk performance for 2014 was ahead of our expectations. The Committee reflected in 2014 on the creation of the Non-Core business and the potential impact on risk management structures and processes. The Group Strategy Update, announced on 8 May 2014, and the rebalancing of the Group into Core and Non-Core businesses, is designed to de-risk the Group, strengthen the balance sheet and meet capital and leverage targets. This realignment of the business has been reflected in the distribution of Risk Weighted Assets (RWAs), although Barclays’ overall risk appetite for 2014 remained unchanged. Overall RWAs decreased by £40.6bn in 2014, primarily as a result of reductions in Barclays Non-Core. The Group’s plans to run down the Non-Core business further will free up capital both to improve further the Group’s capital ratios and fund growth in the Core businesses.

Committee performance

As part of the annual Board effectiveness review, a separate exercise was conducted to assess the Committee’s performance. The assessment found that the Committee is performing effectively. Please see the Board evaluation report on page 27 for more details. I would like to extend my thanks to my colleagues on the Committee for their contribution and support during 2014.

Looking ahead

During 2014 I had a significant level of engagement with our regulators in the UK and the US in my role as Chairman of the Committee. Basel III and CRD IV have required Barclays to increase the amount and quality of the capital it is required to hold and good progress has been made towards achieving the Group’s targets. It is clear, however, that further regulatory change, such as structural reform in the UK, US and continental Europe, which will require Barclays to segregate its activities, will require changes in how the Group operates and an increased focus on capital, liquidity and funding, in legal entities. The Committee expects to focus its attention in 2015 on ensuring that Barclays is able to respond to the challenge of these new regulatory requirements.

Tim Breedon

Chairman, Board Financial Risk Committee

2 March 2015

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. Tim Breedon became Chairman of the Committee with effect from 1 January 2014. Steve Thieke joined the Committee with effect from 7 January 2014 on his appointment to the Board. Sir Michael Rake stepped down from the Committee with effect from 31 July 2014. Details of the skills and experience of the Committee members can be found in their biographies on pages 3 to 4.

The Committee met seven times in 2014, with two of the meetings held in New York. The chart on page 20 shows how the Committee allocated its time during 2014. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, Barclays Treasurer and General Counsel, as well as representatives from the businesses. The lead audit partner from the external auditor also attended each meeting.

Member	Meetings attended/eligible to attend
Tim Breedon	7/7
Mike Ashley	7/7
Reuben Jeffery III*	5/7
Dambisa Moyo	7/7
Sir Michael Rake (to 31 July 2014)*	3/4
Steve Thieke (from 7 January 2014)	7/7

*Unable to attend meetings owing to prior business commitments

Committee role and responsibilities

The Committee’s responsibilities include:

¡	Recommending to the Board the total level of financial risk the Group is prepared to take (risk appetite) to achieve the creation of long-term shareholder value;

¡	Monitoring financial risk appetite, including setting limits for individual types of financial risk, e.g. credit, market and funding risk;

¡	Monitoring the Group’s financial risk profile;

¡	Ensuring that financial risk is taken into account during the due diligence phase of any strategic transaction; and

¡	Providing input from a financial risk perspective into the deliberations of the Board Remuneration Committee.

The Committee’s terms of reference are available at barclays.com/corporategovernance

18 |

Governance: Directors’ report What we did in 2014 Board Financial Risk Committee Report

The Committee’s work

The significant matters addressed by the Committee during 2014 are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Financial risk appetite, i.e. the level of risk the Group chooses to take in pursuit of its business objectives	The level of financial risk appetite the Group is prepared to take in 2015, including liquidity risk appetite

¡  Scrutinised and debated management’s recommendations on the financial volatility parameters to be used, i.e. parameters for the Group’s performance under varying levels of financial stress, and the proposed financial risk appetite

¡  The Committee recommended the proposed financial risk appetite for 2015 to the Board for approval, suggesting some minor adjustments to be made to the financial volatility parameters

¡  It also requested a review of the process and methodology for setting risk appetite given the regulatory environment, the increasing significance of conduct and operational risk and changes to the structure of the Group. This review will take place in 2015

Liquidity and funding, i.e. having sufficient financial resources available to enable the Group to meet its obligations as they fall due

Compliance with regulatory requirements and internal liquidity risk appetite. The potential impact of a credit rating downgrade for Barclays and the impact of a rise in interest rates on customer behaviours

¡  Requested specific reports and analysis on these matters assessed the potential impact on funding costs and flows of a credit rating agency downgrade, given the loss of sovereign support notching and potential management actions to maintain the liquidity coverage ratio

¡   Evaluated the potential impact on planned deposit balances of an increase in interest rates and available management actions

¡  The Committee was satisfied that Barclays’ liquidity risk profile was appropriate

¡   It also endorsed the range of management actions that had been identified to address any impact on funding of a credit rating downgrade and an increase in interest rates

Capital and leverage, i.e. having sufficient capital resources to meet the Group’s regulatory requirements, maintain its credit rating and support growth and strategic options	The flight path to achieving required regulatory and internal targets and capital and leverage ratios	¡ Tracked progress against target capital and leverage ratios and available management actions to achieve the target, debating regular reports from Barclays’ Treasurer	¡ The Committee supported the forecast trajectory and the identified management actions
Stress testing, i.e. testing whether the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress	The scenarios for stress testing, the results and implications, including stress tests run by the Bank of England (BoE) and European Banking Authority (EBA)

¡  Evaluated the scenarios proposed by management and those required by the BoE and EBA

¡   Examined the impact of differences in assumptions and methodologies between internal and regulatory stress tests

¡   Assessed the available management actions to mitigate the impact of the stress

¡  The Committee agreed the scenarios for Barclays’ internal stress test and endorsed the identified management actions

¡  It also approved the results of the stress tests run by the BoE and EBA, which demonstrated that Barclays maintains acceptable leverage and capital ratios at the low points of the stress

Country risk	The potential impact of political and economic instability outside the UK (in particular, Russia and Ukraine) and the economic outlook for the South African economy

¡  Examined Barclay’s exposures to Russian counterparties and how these were being managed in light of sanctions imposed as a result of the Ukrainian political situation

¡  Assessed the implementation of sanctions requirements in respect of Russian clients

¡   Debated Barclays’ risk strategy for South Africa given the economic and political environment and the size of Barclays’ business and the capital invested

¡  The Committee encouraged management to continue to manage down Barclays’ risks and exposures to Russia: by 31 December 2014 these exposures had reduced by £1.3bn

¡  In respect of South Africa, the Committee suggested a number of factors for further consideration by the risk function in managing the Group’s exposure

| 19

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Political and economic risk	The prospect of a ‘yes’ vote in the Scottish independence referendum

¡  Evaluated management’s view of the potential impact, including potential exposures to redenomination risk, and assessed contingency plans

¡  Debated the possible wider implications for political and economic policy and the potential impact on economic growth and market volatility

¡ The Committee supported the contingency measures identified but asked for the plans to be revisited in the event of a ‘yes’ vote
Retail credit risk	The potential overheating of the UK housing market, particularly in London and the South East

¡  Examined Barclays’ exposures to the UK mortgage market and details of the lending criteria applied, including a higher interest rate stress

¡   Debated affordability measures, income multiples and Loan to Value (LTV) ratios

¡ The Committee asked for additional monitoring of high LTV/loan to income mortgages, which was subsequently incorporated into the quarterly risk profile report presented to the Committee
Retail credit risk	Risk management in Barclaycard given its plans for growth	¡ Assessed the strength of risk management in place to ensure that growth remains within risk appetite	¡ The Committee will be kept updated on the risk performance of new business
Redenomination risk	Barclays’ exposure to redenomination risk in selected Eurozone countries	¡ Examined management’s proposals to continue to reduce the funding gap in certain Eurozone countries, in particular Italy

¡  The Committee encouraged management to make further progress in reducing redenomination risk, particularly in the context of the creation of the Non-Core business and the intention to exit certain markets. Overall redenomination risk fell by 22% in 2014

Risk governance and control	Enhancing the limit framework and governance of leveraged finance and single name risk	¡ Examined the limit framework and governance in place around leveraged finance to ensure its robustness given that this business is a significant source of income and risk for the Investment Bank	¡ The Committee asked for a more granular limit framework to be put in place, including revised limits and enhanced governance of single-name risk. This new framework was implemented in December 2014
Remuneration	The scope of any risk adjustments to be taken into account by the Board Remuneration Committee when making remuneration decisions for 2014

¡  Assessed a report from the Risk function on the risk metrics to be used to determine financial performance

¡  Evaluated the Risk function’s view of performance, which informed remuneration decisions for 2014

¡  The Committee supported the proposed choice of metrics and supported the Risk function’s view of 2014 financial risk performance

The Remuneration Report on pages 46 to 80 includes more detail on how risk is taken into account in remuneration decisions

In addition, the Committee also covered the following matters in 2014:

¡  Tracked the utilisation of risk appetite and evaluated the Group’s risk profile;

¡  Assessed the progress being made to deliver a new target operating model for the Risk function;

¡  Evaluated the MCA and control environment of the Risk and Treasury functions, including any plans in place to achieve improvements;

¡  Approved updated limits for traded market risk and underwriting risk;

¡  Examined the progress being made on model risk governance, including progress made on achieving full review and validation of all of the most significant risk models on an annual basis;

¡  Evaluated the funding mix of Barclays’ US operations;

¡  Assessed Barclays’ potential exposures to central counterparties in the event of a default and confirmed the appropriateness of the governance in place to manage any potential risk; and

¡  Recommended to the Board the proposed agreement with the Trustees of the UK Retirement Fund on the pension scheme triennial valuation and proposed deficit recovery plan.

Board Financial Risk Committee Allocation of Time (%)

	2014	2013
1 Risk Profile/Risk Appetite (including capital and liquidity management)	57	48
2 Key Risk issues	19	22
3 Internal Control/Risk Policies	11	12
4 Other (including remuneration and governance issues)	13	19

20 |

Governance: Directors’ report What we did in 2014 Board Conduct, Operational and Reputational Risk Committee Report[a]

‘Progress continues to be made, with greater understanding amongst our leaders in terms of how to make decisions ‘in the right way’, but implementing and embedding cultural change is a multi-year task.’

Dear Shareholders

A key focus of the Committee has been on monitoring the cultural change underway in the organisation. By the end of 2013, we had seen colleagues develop an understanding and connection with Barclays Purpose and Values. During 2014, the focus was on embedding and sustaining that change. Progress continues to be made, with greater understanding amongst our leaders in terms of how to make decisions ‘in the right way’, but implementing and embedding cultural change is a multi-year task.

There is evidence of a change in approach to conduct risk, with leaders in the business now responsible for identifying, managing and mitigating such risk, including the identification of forward looking risks that could affect their businesses. Net operational risk losses have improved year-on-year and the measures have moved to within risk appetite. However, we cannot afford to be complacent given elevated risk assessments relating to cyber security, information technology and transaction operations across the financial services sector. In terms of our high priority reputational risks, we have increased our engagement with non-governmental organisations, reviewed our policies relating to the provision of finance to the defence and energy sectors and examined the management of human rights risks.

Committee performance

The evaluation of the effectiveness of the Committee conducted in 2014 found that the Committee is performing effectively. Please see the Board evaluation report on page 27 for more details. I became Chairman of the Committee in April 2014, succeeding Sir David Walker, who played a significant role in establishing the Committee and setting out the vision for where it would focus its attention and add value. I would like to thank him and my fellow Committee members for their hard work and support.

Looking ahead

The landscape continued to change significantly in 2014, with increased cost pressures, rising customer and external shareholder expectations and significant organisational change across the Group. The Committee will continue to focus on embedding cultural change, the management of conduct risk, including the roll out of key performance indicators, and ensuring that operational risk is maintained within our risk appetite.

Reuben Jeffery III

Chairman, Board Conduct, Operational and Reputational Risk Committee

2 March 2015

Committee composition and meetings

The Committee is composed of independent non-executive Directors, with the exception of Wendy Lucas-Bull, who the Board has decided not to deem as independent for the purposes of the UK Corporate Governance Code, owing to her position as chairman of Barclays Africa Group Limited. Membership of the Committee remained substantially the same as the prior year, with the exception that Reuben Jeffery became Chairman of the Committee on 1 April 2014 when Sir David Walker stepped down as Chairman of the Committee on 31 March 2014. You can find more details of the experience of Committee members in their biographies on pages 3 to 4.

The Committee met four times in 2014 and the chart on page 23 shows how the Committee allocated its time. Committee meetings were attended by management, including the Group Chief Executive, Chief Internal Auditor, Chief Risk Officer, General Counsel, Group Corporate Relations Director, and the Heads of Compliance, Conduct Risk and Operational Risk, as well as representatives from the businesses and other functions.

Member	Meetings attended/eligible to attend
Sir David Walker (Chairman to 31 March 2014)	1/1
Reuben Jeffery (Chairman from 1 April 2014)	4/4
Mike Ashley	4/4
Tim Breedon	4/4
Wendy Lucas-Bull	4/4
Dambisa Moyo*	3/4
Diane de Saint Victor*	3/4
Sir John Sunderland	4/4

*Unable to attend a meeting owing to prior business commitments

Committee role and responsibilities

The principal purpose of the Committee is to:

¡	Ensure, on behalf of the Board, the efficiency of the processes for identification and management of conduct, reputational and operational risk; and

¡	Oversee Barclays’ Citizenship Strategy, including the management of Barclays’ economic, social and environmental contribution.

The Committee’s terms of reference are available at barclays.com/corporategovernance

Note

a	The name of the Committee changed from the Board Conduct, Reputation and Operational Risk Committee in June 2014

| 21

The Committee’s work

The significant matters addressed by the Committee during 2014 are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Conduct risk

The roll-out of the conduct risk management framework, with the aim of embedding the ownership and management of conduct risk in each business, and the reduction of customer complaint levels including referrals to the Financial Ombudsman Service (FOS)

¡  Tracked progress of the conduct risk programme via quarterly reports from management

¡   Debated the respective roles and responsibilities of the first and second lines of defence

¡  Supported management in establishing levels of acceptance and accountability for conduct risk by the businesses including adoption of formal KPIs

¡  Worked with management to develop key risk indicators and metrics

¡   Assessed any conduct risk impacts arising from the strategy update

¡  Evaluated complaints handling, tracking progress of initiatives to reduce overall complaints volumes and those referred to FOS

¡  The Committee supported Barclays’ conduct risk strategy and endorsed measures to foster acceptance by the businesses, including the introduction of KPIs, the requirement for culture and values training at induction and at regular intervals thereafter, and the requirement for all employees to attest to reading and understanding the Code of Conduct

¡  The Committee continued to focus on the level of customer complaints referred to the FOS

Cultural change	The effective implementation of the Transform culture and values programme and progress in delivering a number of activities to facilitate change

¡  Assessed the status of implementation, levels of engagement across the Group and the support provided to the senior leaders group in setting the values and helping colleagues understand the importance of doing business in the right way

¡  The Committee concluded that good progress is being made but suggested that management should do more to highlight to colleagues the positive outcomes arising from a customer focus

¡  The majority of Committee members attended Barclays Culture and Values programme in 2014

Operational risk	Approval of operational risk appetite and the evaluation of any material changes to the Group’s operational risk profile and performance versus risk appetite

¡  Evaluated management’s recommendations on operational risk appetite, including measures for the quantitative and qualitative assessment of risks

¡  Examined the quarterly operational risk profile report, and debated how areas of heightened risk might be moved within risk appetite

¡  Assessed updates on cyber risk, examining the actions being taken on monitoring, prevention and detection

¡   Evaluated a revised policy for new product approval, the implementation plan and lines of accountability

¡  The Committee recommended operational risk appetite for 2015 to the Board for approval

¡   It tracked levels of operational risk losses, concluding that the Group’s operational risk profile was stable overall, but that risk remained heightened in respect of cyber security, fraud, information, security of premises and technology

¡  The Committee approved the implementation of the new Group product approval process, to be owned by the Risk function

Reputational issues

How to ensure that reputational issues facing Barclays, and the financial services sector generally, were being identified, managed and anticipated, including ensuring that the businesses recognise, assess and manage potential risks at the earliest possible stage

¡  Provided input to revisions to the reputational risk framework to align it with Barclays’ revised governance model, particularly the Enterprise Risk Management Framework

¡  Examined the results of reputational risk horizon scans and probed the adequacy of mitigation measures in place

¡ The Committee approved the revised reputational risk framework for roll-out across the Group

22 |

Governance: Directors’ report What we did in 2014 Board Conduct, Operational and Reputational Risk Committee Report[1]

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Citizenship	The delivery of the 2015 Citizenship Plan and development of a longer-term Citizenship strategy

¡  Assessed progress on the delivery of initiatives against the Citizenship Plan

¡   Evaluated the level of ownership by the business, including the degree to which Citizenship was integrated into business plans with clear targets

¡  The Committee was satisfied with the progress of the Plan during 2014 and noted the development of a revised Citizenship Strategy, Barclays 2020 Ambition

¡  It recommended that Citizenship activity might be focused more on initiatives connected to Barclays’ business, such as support for small and medium enterprises

In addition, the Committee also assessed and/or approved the following matters in 2014:

¡	The Compliance function’s business plan and key areas of focus for 2014;

¡	Compliance Group Policies;

¡	An update to The Barclays Way, the Group-wide code of conduct, and the levels of attestation by colleagues globally;

¡	The results of Barclays’ review of collections processes and procedures conducted in tandem with the industry-wide thematic review by the FCA of mortgage arrears handling;

¡	The effectiveness of Barclays’ sanctions compliance programme, particularly in view of Russian sanctions implemented in 2014;

¡	The tax risk framework and performance against tax risk appetite and the tax risk profile;

¡	Barclays’ response to a PRA and FCA critical infrastructure and technology resilience review;

¡	Barclays’ plans for compliance with the Volcker Rule (restrictions on proprietary trading and certain fund investments by banks operating in the US);

¡	The 2013 Citizenship Report for publication; and

¡	The terms of reference of the Committee to ensure that it continued to operate with maximum effectiveness.

Board Conduct, Operational and Reputational Risk, Committee Allocation of Time (%)

		2014	2013
1	Citizenship	2	10
2	Reputational Issues	7	10
3	Culture, Conduct and Compliance	52	47
4	Operational Risk	33	28
5	Other	6	5

| 23

Governance: Directors’ report What we did in 2014 Board Corporate Governance and Nominations Committee Report

‘The Committee will need to ensure that the Group’s governance framework can respond to the proposed structural reform changes.’

Dear Shareholders

2014 was a year of great activity for the Committee. In addition to its key responsibility of assuring we have an effective Board and Board Committees in place, the Committee examined the implications arising from the recommendations made by the Parliamentary Commission on Banking Standards and the proposals made by the PRA for structural reform of banking groups.

During 2014 we announced the appointment of three new independent non-executive Directors, including John McFarlane, who will succeed me as Chairman in April 2015. In terms of Board Committee composition, membership has been refreshed and we discussed the importance of ensuring that we are able to identify successors to the current Board Committee Chairmen.

In addition, we have focused on executive succession and much work has been done to assess the strength and capability of the Senior Leaders Group, which is increasingly functioning as a cohesive team. There is also a much greater focus on values and culture in recruitment and talent assessments, with hiring decisions being made on the basis of fit with our values.

There have also been some notable successes in the diversity agenda, with external recognition for our approach to gender diversity and progress being made on plans to place high-potential women as non-executive directors on external boards.

Committee performance

The Committee directed the annual review of the effectiveness of the Board and its Committees, including its own. The Board concluded that the Committee is operating effectively. Please see the Board evaluation report on page 27 for more details.

Looking ahead

The Committee will need to ensure that the Group’s governance framework can respond to the proposed structural reform changes, which will impact the way the Group is structured. We will also need to ensure that the Group has the depth and breadth of talent to succeed, particularly given the impact of regulatory change on management responsibilities and remuneration, which will impact the talent pool available to banks at a time when the competition for good, credible candidates will increase.

Sir David Walker

Chairman, Board Corporate Governance and Nominations Committee

2 March 2015

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. Sir David Walker, as Chairman of the Board, is also Chairman of the Committee. Mike Ashley, Tim Breedon, Reuben Jeffery and Sir John Sunderland, being the Chairmen of each of the other Board Committees, and Sir Michael Rake, the Deputy Chairman and Senior Independent Director, are also members of the Committee. Details of the skills and experience of the Committee members can be found in their biographies on pages 3 to 4.

During 2014, there were three meetings of the Committee and attendance by its members is shown below. The chart on page 26 shows how the Committee allocated its time during 2014. Committee meetings were attended by the Group Chief Executive with the HR Director, the Global Head of Learning & Talent and representatives from Spencer Stuart presenting on specific items.

Member	Meetings attended/eligible to attend

Sir David Walker	3/3

Mike Ashley	3/3

Tim Breedon	3/3

Reuben Jeffery III (from 1 April 2014)	2/2

Sir Michael Rake	3/3

Sir John Sunderland	3/3

Note

The Chairman and the Chief Executive Officer, Antony Jenkins, who attends each meeting, excused themselves when the Committee focused on the matter of succession to their roles.

Committee role and responsibilities

The principal purpose of the Committee is to:

¡  Support and advise the Board in ensuring that the composition of the Board and its Committees is appropriate and enables them to function effectively;

¡  Examine the skills, experience and diversity on the Board and plan succession for key Board appointments, planning ahead to deal with upcoming retirements and to fill any expected skills gaps;

¡  Provide oversight, at Board level, of the Group’s talent management programme and diversity and inclusion initiatives;

¡  Agree the annual Board effectiveness review process and monitor the progress of any actions arising; and

¡  Keep the Board’s governance arrangements under review and make appropriate recommendations to the Board to ensure that they are consistent with best practice corporate governance standards.

  You can find the Committee’s terms of reference at barclays.com/corporategovernance

24 |

Governance: Directors’ report What we did in 2014 Board Corporate Governance and Nominations Committee Report

The Committee’s work

The significant matters addressed by the Committee during 2014 are described below:

Area of focus	Matter considered	Role of the Committee	Conclusion/action taken
Appointments to the Board	Board and Committee refreshment arising from the retirements of Directors during 2014 and expected retirements in 2015	¡ Debated the appropriate structure, size and composition of the Board and its Committees to ensure optimum membership and effectiveness

¡  The Committee recommended the appointments of Steve Thieke, Crawford Gillies and John McFarlane as non-executive Directors during 2014. Please refer to pages 26 to 28 for details of the Board’s approach to recruitment of new Directors and the case study of the recruitment of John McFarlane in particular

Succession planning and talent management

The consolidation of the previously fragmented approach to succession planning and talent management of the Senior Leaders Group, focusing on gaps in succession plans for Group Executive Committee roles resulting from the rebuilding of the Group Executive Committee over the past two years

¡  The Committee identified the leadership needs of the Company, assessed the overall bench strength of leadership of Barclays Senior Leaders Group and evaluated the adequacy of succession plans for members of the Group Executive Committee and the Board

¡   Scrutinised progress reports relating to the Talent Management Programme, which identifies talented people within Barclays who are capable of development and promotion to senior levels, and the recruitment of individuals with appropriate values and culture

¡  The Committee assured the strength and capability of the Senior Leaders Group, and supported a greater focus on values and culture in recruitment and talent assessments, with hiring decisions being made on the basis of fit with Barclays’ Values

¡   The Committee has also ensured the identification of potential succession candidates for Group Executive Committee roles on the basis of readiness within two years; from three to five years and emergency cover

Board effectiveness	2014 review of the effectiveness of the Board and its Committees	¡ Debated the approach to be taken to the review, probed analysis resulting from a peer review of evaluation processes undertaken in the prior year and of potential service providers

¡  The Committee set the criteria for conduct of the reviews, including the appointment of an external facilitator, and agreed an action plan to ascertain progress. See pages 27, 29 and 30 for a full description of the process and outputs from the 2013 and 2014 effectiveness reviews

Senior managers’ and certification regime

The proposed new regime, replacing the Approved Persons regime, requires senior managers, including Board Directors and Executive Committee members, to have a statement of responsibilities

In addition, legislation has created a new criminal offence, where senior managers may be prosecuted in circumstances where their decision or failure to act leads to a firm’s failure, and a further provision has reversed the burden of proof for UK regulatory enforcement

¡ Examined the proposals and agreed that Barclays should input to the consultation on the new regime in order to make the views of the Board known

¡  The Committee supported Barclays’ intention to request further guidance from regulators on the standards of evidence that will be required to prove that senior managers acted reasonably and clarity on how the standards would apply to non-executive Directors

Significant subsidiary board composition

As a result of structural reform, Barclays will need to create two significant subsidiaries: a UK ring fence bank and a US intermediate holding company, which will be required to have independent non-executive Directors

¡ Scrutinised the proposed governance arrangements for the appointment of non-executive Directors to the boards of Barclays’ significant subsidiaries

¡  The Committee agreed that appointments to the boards of these entities should be approved by the Committee. It also approved the prospective appointment of Steve Thieke as chairman of the US intermediate holding company once that company is established

| 25

Area of focus	Matter considered	Role of the Committee	Conclusion/action taken

Governance of audit tender process	New rules enacted by the EU, reflected in a final order published by the Competition and Markets Authority requires Barclays to tender its external audit and change auditors by June 2020

¡  Examined the Board Audit Committee’s recommendations that a member of the Board Audit Committee other than Mike Ashley should lead the audit tender given his recent, former association with KPMG, who are likely to be a bidder

¡  The Committee agreed that Mike Ashley should recuse himself from the audit tender process and that Tim Breedon should lead the process in his stead

¡  The Committee also supported the decision of the Board Audit Committee to constitute an Audit Tender Oversight Sub-committee. Further information is provided on page 16

Board Committee structure	The potential creation of a Board Operations and Technology Risk Committee

¡  Debated the proposal with the existing Board Committee Chairmen in view of the potential impact on the remit of those Committees. Key considerations were to avoid fragmenting the Board Committees further and creating more Board Committees than the Board could sustain

¡  Recognising that the Board Conduct, Operational and Reputational Risk Committee assesses operations and technology risk and that Michael Harte had been recruited as Chief Operations and Technology Officer, the Committee agreed not to create an additional committee, but to keep the matter under review in 2015

In addition the Committee covered the following matters:

¡	The review of non-executive Directors’ performance and independence as part of the Committee’s assessment of their eligibility for re-election;

¡	Consideration of minor changes to the Company’s Board Diversity Policy and recommended it to the Board for approval;

¡	Updating of the Charter of Expectations and Corporate Governance in Barclays;

¡	Proposals for the 2014 Corporate Governance Report;

¡	Its annual review of the Directors’ register of interests and authorisations granted;

¡	Changes to the Committee’s terms of reference to reflect requirements of the UK Corporate Governance Code and the European Banking Authority’s Guidelines to reflect the Committee’s role in assessing the suitability of Board members, Group Executive Committee members and those in significant influence positions; and

¡	Approved Barclays’ response to the Salz Board Governance recommendations.

Board Corporate Governance and Nominations Committee Allocation of time (%)

		2014	2013
1	Corporate Governance Matters	21	22
2	Board & Committee Composition	20	19
3	Succession planning and Talent	43	43
4	Board Effectiveness	11	13
5	Other	5	4

Appointment and re-election of Directors

The Board regularly examines and refreshes its composition, recognising the importance of ensuring that it has an appropriate balance of skills, experience and diversity, as well as independence. The Committee has identified the key skills and experience required for the Board to function effectively, which are recorded on a skills matrix that includes target weightings for each attribute. This matrix sets out the core competencies, skills and diversity that are desired for the Board, including financial services, experience of operating as chief executives in other industries and experience of the main geographical markets in which Barclays operates.

The extent to which each of these attributes is represented on the Board is assessed by the Committee on a regular basis against the agreed skills matrix. This approach assists the Committee when determining likely future Board and Board Committee requirements by enabling the Committee to identify specific areas in which the Board would benefit from additional experience. All appointments to the Board are made on merit, taking into account skills, experience, independence and diversity, including gender.

Our approach to recruiting new non-executive Directors is to create a role and person specification with reference to the role requirements, including time commitment, the key competencies and behaviours set out in our Charter of Expectations and the desired key skills and experience identified from the skills matrix. The curriculum vitae and references of potential candidates are assessed by the Committee as a whole, (although see below in the case of the Chairman’s succession), before shortlisted candidates are interviewed by members of the Committee. The Committee seeks engagement with key shareholders and Barclays’ regulators as part of the selection process. The feedback from these parties is taken into account before any recommendation is made to the Board, which is kept informed of progress throughout the selection and recruitment process. An illustration of the rigorous process applied to appointments can be found in the case study and timeline of the process to identify John McFarlane as successor to Sir David Walker as Chairman, which is set out on page 28.

26 |

Governance: Directors’ report What we did in 2014 Board Corporate Governance and Nominations Committee Report

A particular focus for the Committee in 2014 was the retirement of Simon Fraser and Fulvio Conti in April 2014, together with the prospective retirements of Sir David Walker and Sir John Sunderland in April 2015 and the associated need to identify successors for the Chairman, the Chairman of the Board Remuneration Committee and to maintain the membership of the Board Audit Committee.

Executive search firms MWM, Egon Zehnder International and Spencer Stuart were instructed to assist with our Director searches in 2014. None of these external agencies have any other connection with Barclays, other than to provide executive recruitment services. Open advertising was not used in 2014 for Barclays non-executive Board positions as the Committee believes that targeted recruitment, based on the agreed role and person specification, is the optimal way of recruiting for these positions.

Barclays announced the appointment of three new non-executive Directors during 2014: Steve Thieke, Crawford Gillies and John McFarlane. As previously reported, the appointment of Steve Thieke brought additional experience in banking regulation, investment banking and risk management to the Board. Crawford Gillies contributes experience in a range of different industries, including the financial services sector, in addition to a background in strategy and the public sector, whilst John McFarlane brings extensive experience of investment, corporate and retail banking, as well as insurance, strategy, risk and cultural change. He also has a strong track record as a CEO and subsequently as a Chairman.

These appointments allowed the Committee to refresh the membership of Board Committees in turn. Crawford Gillies became a member of the Board Remuneration Committee in May 2014 given his experience of chairing the remuneration committee at Standard Life, and he will succeed Sir John Sunderland as Chairman of the Board Remuneration Committee with effect from the conclusion of the 2015 AGM. John McFarlane will succeed Sir David Walker as Chairman of Barclays with effect from the conclusion of the 2015 AGM. John joined the Board Corporate Governance and Nominations Committee and the Board Enterprise Wide Risk Committee with effect from 15 January 2015 and will become chairman of both committees on becoming Chairman. The membership of the Board Audit Committee was also maintained by the appointment of Crawford Gillies and Dambisa Moyo during 2014: these appointments also provide valuable cross-membership of Board Committees.

The Directors in office at the end of 2014 were subject to an effectiveness review, as described below. In addition, Barclays requires Directors to declare any potential or actual conflict of interest that could interfere with a Director’s ability to act in the best interests of the Group. UK company law allows the Board to authorise a situation in which there is, or may be, a conflict between the interests of the Group and the direct or indirect interests of a Director or between the Director’s duties to the Group and to another person. The Board has adopted procedures for ensuring that its powers to authorise conflicts operate effectively. For this purpose a register of actual and potential conflicts and of any authorisation of a conflict granted by the Board is maintained by the Company Secretary and reviewed annually by the Committee.

Based on the performance evaluation it is the view of the Committee, and the Board, that each Director proposed for re-election continues to be effective and that they each demonstrate the level of commitment required in connection with their role on the Board and the needs of the business.

Diversity statement

Barclays adopted a Board Diversity Policy in 2012, which is published on Barclays’ website. The policy sets out the Board’s aspirational goal of achieving 25% female representation on the Board by 2015. Although Barclays did not appoint a further female Director to the Board during 2014, its commitment to meeting this goal remains firm.

During 2014, progress was made in developing high potential women:

¡	In July, the Committee was updated on the Barclays Women on Boards Initiative, which focuses on placement of programme participants as directors on external boards together with mentoring by Board members in order to improve board readiness;

¡	Barclays high potential development programme for managing directors has 38% female representation, which will help rebalance female representation in the Senior Leaders Group and the Group Executive Committee through the internal pipeline; and

¡	A further key development was the creation of diversity and inclusion workstreams led by members of the Group Executive Committee as follows: Tom King (gender), Val Soranno Keating (LGBT), Ashok Vaswani (disability), Irene McDermott Brown (multi-generational) and Maria Ramos (multi-cultural).

There has been an improvement in the number of women occupying senior roles in the Company since last year and we are committed to making further progress in 2015 by driving initiatives at all levels within the business. More details of Barclays Diversity and Inclusion strategy may be found on pages 43 to 45.

Review of Board and Board Committee Effectiveness

Barclays’ long-established practice is to ask an external facilitator to help conduct a review of the effectiveness of the Board, its Committees, the Executive and non-executive Directors and the Chairman. In 2014 the review was again facilitated by independent advisors, Bvalco, who have no other connection with Barclays.

As part of the review, the Directors completed a questionnaire, which focused on whether, in the case of both the Board and its Committees, each was effectively tackling the matters for which it is responsible and what improvements might be made to help meet future challenges, including development feedback for fellow Directors and the Chairman. Bvalco representatives held interviews with each participant, inviting them to discuss any features of Board or Committee content, process or dynamic which the individual thought relevant to improving the effectiveness of the Board’s performance. Representatives from Bvalco also attended a meeting of the Board and certain Board Committee meetings in order to assess first-hand how the Board and Board Committees operated in practice.

Bvalco prepared a report for the Board and its Committees on the findings from the evaluation process, which was presented to the Board in February 2015. In addition, Bvalco briefed the Chairman on the performance of each of the Directors, whilst the Senior Independent Director was provided with feedback on the Chairman’s performance to be shared with him following discussions with the other non-executive Directors.

Having gone through the effectiveness review described above, the Directors are satisfied that the Board and each of its Committees operated effectively during 2014. Nonetheless, the Board has identified a number of actions that will help maintain and improve its effectiveness. These, together with an update on the actions taken following the 2013 review, are set out on pages 29 to 30.

| 27

Governance in action: the appointment of John McFarlane

At the time of his appointment in November 2012, Sir David Walker stated his intention to serve as Chairman for three years, with an anticipated retirement date in 2015. Accordingly, in October 2013 the Committee invited me to lead the Chairman succession process and constituted a sub-committee to assess potential candidates. The sub-committee comprised Mike Ashley, Tim Breedon, Reuben Jeffery and me as Chairman.

We drew up a candidate specification, reflecting the role profile set out in our Charter of Expectations and the chief qualities we were looking for in a candidate. These included:

¡  The ability to lead the Board and engender the respect of the non-executive Directors and Chief Executive Officer;

¡  Experience and a good understanding of the role of the Chairman in a global enterprise;

¡  In-depth knowledge of the financial services sector and investment banking in particular;

¡  Integrity, a strong commitment to excellent corporate governance and appreciation of the issues faced by Barclays; and

¡  The ability to liaise with and secure the trust of our shareholders and other stakeholders.

Spencer Stuart, an external search consultant, was engaged to assist with the selection process and conducted a global search to identify suitable, qualified candidates. They identified a number of candidates across the UK, Continental Europe, North America, Australia and South Africa for initial assessment.

The sub-committee consulted with its advisors throughout the process. Sir David Walker, as the incumbent Chairman, did not take part in the selection process, but was consulted for his views and insights into the role. I updated other Board members on progress throughout the process.

The initial candidate list was reduced to a shortlist for consideration by the sub-committee. As John McFarlane emerged as the preferred candidate, we undertook a number of stakeholder engagements:

¡   All Board members met with John McFarlane and had the opportunity to provide feedback;

¡   We kept our regulators fully updated and, in common with other Board appointments, obtained prior regulatory approval for John McFarlane’s appointment; and

¡  We held discussions with a number of major investors who responded positively on the proposed appointment.

In addition to regular communication with Directors individually, the Board met twice specifically to discuss the proposed appointment and to allow Directors to share their feedback on John McFarlane before approving his appointment, which was announced in September 2014. Given the time commitment required of the Barclays Chairman, we are grateful to Aviva plc and FirstGroup plc for agreeing to release John McFarlane to take on this important role: he will step down from these boards in April 2015 and July 2015, respectively.

The role of Barclays Chairman is a challenging one and I am pleased that in John McFarlane we identified someone who met all of the criteria we had set. He is an enormously experienced and respected banker, with global experience of both retail and investment banking who will bring great leadership, integrity and knowledge to the role.

Sir John Sunderland

28 |

Governance: Directors’ report What we did in 2014 Board Corporate Governance and Nominations Committee Report

Board evaluation in 2014

Board priorities	Exhibiting and upholding the Company’s values	Leveraging Board experience in support of executives	Greater awareness of Board Committee work
2013 findings	2013 findings	2013 findings	2013 findings
To better articulate the Board’s 2014 priorities, as opposed to the business priorities and reflect these in Board and Committee papers	To be kept directly informed on the progress of implementing cultural change	To create additional time for more wide-ranging strategic discussions between the Board and Executive Committee members

To give more time, on a rolling basis, to Board Committee reporting to the Board, to allow all Directors to gain a deeper understanding of the workings of each Board Committee and their forward agendas

Actions taken in 2014	Actions taken in 2014	Actions taken in 2014	Actions taken in 2014

As a result of Bvalco’s interviews with the Directors and discussion at the Board meeting in February 2014, the Board identified the following priorities for 2014:

¡   Board and Chairman succession

¡  Supporting the Executives

¡   Oversight and working through legacy issues

¡  Dealing more strategically with global regulation

¡   Exhibiting and upholding Barclays’ Values

¡  Building a cohesive, unitary Board

These priorities were reflected in Board and Board Committee agendas during the year and were also debated at the Committee meeting in July 2014

The majority of non-executive Directors have attended Barclays’ Values training and the subject of values and how we do business has been covered in the Chief Executive’s reports to the Board and in business presentations

The Board Conduct, Operational and Reputational Risk Committee examined reports on progress being made in implementing cultural change

The Board met with executives outside of scheduled Board meetings to discuss and challenge the Group strategy during 2014, culminating in significant interaction with Group Executive Committee members when debating proposals relating to the strategy update which was announced in May 2014

The Chairman and Company Secretary gave a presentation to the Group Executive Committee on the composition, duties, role and expectations of the Board

The Board invited leaders of key businesses and functions to Board dinners to probe business strategies, plans, emerging issues and concerns

The Board has allowed more time to focus on reports from Board Committees. This included the forward agenda and key issues examined to allow the Board to consult and challenge the work conducted by the Committee

The Committee Chairs ensured that they identified the key issues for discussion

2014 findings	2014 findings	2014 findings	2014 findings
To refine the Board’s priorities for 2015	To continue the embedding of cultural change across and deeper into the organisation and provide effective oversight of progress	To continue to build effective relationships between the Board and business and functional heads

To continue to deepen the Board’s focus on the key priorities and main issues facing each of the Board Committees and to ensure that the Board Committee structure remains appropriate and fit for purpose

Actions to be taken in 2015

We will focus the Board’s time on:

¡  Debating strategic options

¡   Culture and cultural change

¡  Succession and the talent pipeline

¡   Supporting the transition to a new Chairman

¡  Further improving information flows to the Board and Board Committees

	Actions to be taken in 2015 We will leverage work that is underway to assess how well cultural change has been embedded in order to improve ways in which progress is measured and tracked by the Board	Actions to be taken in 2015 We will continue to build a better understanding of the role and expectations of the Board amongst senior executives, including the wider Senior Leaders Group

Actions to be taken in 2015

We will continue to enhance the content of reporting by Board Committees to the Board and ensure that all Directors have the opportunity to attend Board Committee meetings. The optimum Board Committee structure will also be kept under review

| 29

Improvements to the Board appointment process	Director induction	Effective handling of legacy issues	Dealing more strategically with global regulation
2013 findings	2013 findings	2013 findings	2013 findings
To ensure that all Board members are kept fully informed of prospective candidates and potential appointments	To improve the on-boarding process for new Directors, including partnering new Directors, if appropriate, with longer-serving Board members	To assess and work through legacy issues, including responses to the Salz Report	To increase engagement and to deepen the relationship with the Group’s regulators
Actions taken in 2014	Actions taken in 2014	Actions taken in 2014	Actions taken in 2014

A number of Board appointments were made in 2014 taking the new approach: Steve Thieke brings additional investment management and risk expertise to the Board, Crawford Gillies will succeed Sir John Sunderland as Chairman of the Board Remuneration Committee, and John McFarlane will succeed Sir David Walker as Chairman

The Board was kept regularly informed of the progress of non-executive Director searches, and the Chairman, Chief Executive Officer and members of the Committee interviewed shortlisted candidates

The Board Corporate Governance and Nominations Committee has also assessed Group Executive Committee succession plans

New Directors were offered the opportunity to partner with an existing Director as part of their induction programmes

Following completion of the programmes, we sought feedback from the new Directors and a number of suggestions, including the preparation of capital and liquidity briefing papers were taken forward

We asked Directors for their views on potential topics for training for the Board as a whole. We also asked Board Committee members for suggestions for Committee-specific training, which were reflected in the 2014 programme

		The Regulatory Investigations Committee has provided oversight of the resolution of historical legal and regulatory risks and there have been regular reports to the Board. The Board Audit Committee and the Board discussed PPI provisioning at length and agreed additional provisions. All of the Salz recommendations were complete by the end of 2014, but require some further embedding, with the Board regularly updated on progress	Representatives from the PRA, FCA and FRBNY have all attended meetings and presented to the Board during 2014 and the Board has been fully engaged on meeting regulatory expectations. The Board was also regularly briefed on the structural reform agenda in both the UK and the US
2014 findings	2014 findings	2014 findings	2014 findings
To continue to ensure that the Board has sufficient visibility of executive succession planning and the talent pipeline	To extend the new Director induction programme to involve senior executives below Group Executive Committee level and to continue to support new Board Committee Chairmen	To continue to focus on the existing priority of overseeing the resolution of legacy issues	To continue to focus the Board’s time on strategy and strategic options
Actions to be taken in 2015 We will schedule a specific in-depth briefing for the Board on talent and succession planning and specific follow on updates as required

Actions to be taken in 2015

We will increase Directors’ interaction with members of the Senior Leaders Group and will continue to ensure that Board Committee Chairmen are provided with the right support, resources and information to enhance Board Committee effectiveness

Actions to be taken in 2015

We will continue to progress the resolution of historical legal and conduct risks, with appropriate oversight from the Board and Board Committees to ensure they are resolved in line with the Group’s Values

Actions to be taken in 2015

As more clarity on the future regulatory framework emerges we will ensure that sufficient Board time continues to be devoted to debating strategy and strategic options, including leveraging the collective perspectives of the non-executive Directors

30 |

Governance: Directors’ report How we comply

Leadership

The Role of the Board

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. We do this by determining the strategic objectives and policies of the Group to deliver such long-term value and providing overall strategic direction within a framework of risk appetite and controls. Our aim is to ensure that management strikes an appropriate balance between promoting long-term growth and delivering short-term objectives. We endeavour to demonstrate ethical leadership and promote the Company’s collective vision of its purpose, values, culture and behaviours. Each of the Directors must act in a way we determine, in good faith, would promote the success of the Company for the benefit of the shareholders as a whole.

We are also responsible for ensuring that management maintain a system of internal control which provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In addition, we are responsible for ensuring that management maintain an effective risk management and oversight process at the highest level across the Group. In carrying out these responsibilities, we must have regard to what is appropriate for the Group’s business and reputation, the materiality of the financial and other risks inherent in the business and the relative costs and benefits of implementing specific controls.

The Board is also the decision-making body for all other matters of such importance as to be of significance to the Group as a whole because of their strategic, financial or reputational implications or consequences.

A formal schedule of powers reserved to the Board is in place. Powers reserved to the Board include the approval of strategy, the interim and full year financial statements, significant changes in accounting policy and practice, the appointment or removal of Directors or the Company Secretary, Directors’ conflicts of interest, changes to the Group’s capital structure and major acquisitions, mergers, disposals or capital expenditure. A summary is available at barclays.com/corporategovernance.

We have a well-defined Corporate Governance framework in place which supports our aim of achieving long term and sustainable value, supported by the right culture, values and behaviours both at the top and throughout the entire Group.

Specific responsibilities have been delegated to Board Committees and each has its own terms of reference, which are available on barclays.com/corporategovernance.

Each Committee reports to, and has its terms of reference approved by, the Board and the minutes of Committee meetings are shared with the Board. The main Board Committees are the Board Enterprise Wide Risk Committee, the Board Audit Committee, the Board Remuneration Committee, the Board Corporate Governance and Nominations Committee, the Board Financial Risk Committee and the Board Conduct, Operational and Reputational Risk Committee.

In addition to the principal Board committees, the Regulatory Investigations Committee, which was formed in late 2012, focuses on regulatory investigations. This Committee met nine times in 2014. Sir David Walker is Chairman of the Committee and the other Committee members are Mike Ashley, Diane de Saint Victor, Antony Jenkins and Sir John Sunderland.

| 31

Board Governance Framework

Responsibility for implementing operational decisions and the day-to-day management of the business is delegated to the Chief Executive Officer and the Group Executive Committee. In turn, authorities are also delegated to individual members of the Group Executive Committee.

The management committee structure supporting the executives’ decision-making is driven from the following design principles:

¡	There is a clear and consistent top-down governance structure across the Group, aligned to personal accountabilities and delegated authorities;

¡	There is clarity, both internally and externally, on how governance is operated and how business level governance activities feed into Group level governance activities;
¡	Risk and control considerations are embedded as an integral part of business decision-making; and

¡	There is consistency in the use of risk and control management data for both operational and governance purposes across all levels of the organisation.

32 |

Governance: Directors’ report How we comply

Attendance

During 2014, the Directors attended meetings, both scheduled meetings and additional meetings called at short notice, as set out below. Where a Director did not attend meetings owing to prior commitments or other unavoidable circumstances, he or she provided input to the Chairman so that his or her views were known.

Director	Independent	Scheduled meetings eligible to attend	Scheduled meetings attended	Additional meetings eligible to attend	Additional meetings attended

Group Chairman

Sir David Walker	Independent on appointment	8	8	3	3

Executive Directors

Antony Jenkins	Executive Director	8	8	3	3

Tushar Morzaria	Executive Director	8	8	3	3

Non-executive Directors

Mike Ashley	Independent	8	8	3	3

Tim Breedon	Independent	8	8	3	2

Crawford Gillies (from 1 May 2014)	Independent	5	5	3	3

Reuben Jeffery III	Independent	8	7	3	3

Wendy Lucas-Bull	Non-independent	8	8	3	3

Dambisa Moyo	Independent	8	7	3	2

Frits van Paasschen	Independent	8	8	3	1

Sir Michael Rake	Deputy Chairman, Senior Independent Director	8	8	3	2

Diane de Saint Victor	Independent	8	8	3	3

Sir John Sunderland	Independent	8	8	3	2

Steve Thieke (from 7 January 2014)	Independent	8	8	3	3

Former Directors

Fulvio Conti (to 24 April 2014)	Independent	3	3	0	0

Simon Fraser (to 24 April 2014)	Independent	3	3	0	0

Secretary

Lawrence Dickinson		8	8	3	3

| 33

Roles on the Board

The roles and responsibilities of the Chairman and the Group Chief Executive are separate and clearly differentiated. This division of responsibilities at the top of the Company ensures that no one person may exert absolute control.

Barclays’ Charter of Expectations sets out both the role profiles and the behaviours and competencies required for each role on the Board, namely Chairman, Deputy Chairman, Senior Independent Director, non-executive Directors, Executive Directors and Committee Chairmen. It also sets out the expectations that the Board has of each Director in their role on the Board, including expected competencies, behaviours and time commitment. It has established criteria for each role and prescribes high performance indicators for each role against which each Director’s performance is measured. The Charter of Expectations is available at barclays.com/corporategovernance

Role	Main responsibilities
Chairman of the Board

¡   Leadership of the Board including its operation and governance

¡  Build an effective Board

¡   Sets the Board agenda in consultation with Group Chief Executive and Company Secretary

¡  Facilitates and encourages active engagement and appropriate challenge by Directors

¡   Ensures effective communication with shareholders and other stakeholders and ensures members of the Board develop and maintain an understanding of the views of major investors

¡   Acts as Chairman of Board Corporate Governance and Nominations Committee and Board Enterprise Wide Risk Committee

Deputy Chairman

¡   Acting as an ambassador for the Barclays Group, particularly in terms of developing and maintaining relationships with clients, politicians, regulators, industry representatives and key opinion formers

¡   Providing support and guidance to the Chairman

¡  Act as a host, as required, at business events for major clients, business contacts and key representatives of governments, regulators and other opinion formers

Group Chief Executive	¡ Recommends the Group’s strategy to the Board ¡ Implements the Group’s strategy ¡ Makes and implements operational decisions and manages the business day-to-day
Senior Independent Director

¡   Provides a sounding board for the Chairman

¡  Provides support for the Chairman in the delivery of his objectives

¡   Serves as a trusted intermediary for the Directors, when necessary

¡  Available to shareholders should the occasion arise where there is a need to convey concerns to the Board other than through the Chairman or Group Chief Executive

Non-executive Director

¡   Effectively and constructively challenges management

¡  Assesses the success of management in delivering the agreed strategy within the risk appetite and control framework set by the Board

¡  Exercises appropriate oversight through scrutinising the performance of management in meeting agreed goals and objectives

Company Secretary

¡   Works closely with the Chairman, Group Chief Executive and Board Committee Chairmen in setting the annual forward calendar of agenda items for the meetings of the Board and its Committees

¡   Ensures accurate, timely and appropriate information flows within the Board, the Board Committees and between the Directors and senior management

¡   Provides advice on corporate governance issues

Effectiveness

For details of the role of the Board Corporate Governance and Nominations Committee in the selection and appointment of Directors and the process and outcomes of the annual Board effectiveness review, please see the report of the Board Corporate Governance and Nominations Committee on pages 24 to 30.

Composition of the Board

The Board Corporate Governance and Nominations Committee and, where appropriate, the Board as a whole, regularly reviews the composition of the Board and succession plans for both the Board and senior executives.

The names, skills and experience of each Director, together with their terms in office, are shown in the biographical details on pages 3 and 4. Details of changes to the Board during 2014 and in the year to date are set out in the Directors’ Report on page 6.

The Board currently comprises the Chairman, who was independent on his appointment, two Executive Directors and twelve non-executive Directors. The Board is made up of a majority of independent non-executive Directors. In determining the independence of the non-executive Directors, the Board considered both the guidance on independence set out in the Code, in addition to its own criteria on independence which can be found in Corporate Governance in Barclays available at barclays.com/corporategovernance. Having considered these factors, the Board concluded that all non-executive Directors standing for re-election at the 2015 AGM demonstrate the essential characteristics of independence deemed necessary by the Board. The Board has however decided that Wendy Lucas-Bull should not be designated as independent for the purposes of the Code, given her position as Chairman of Barclays Africa Group Limited, which is a 62%-owned subsidiary of Barclays. Sir John Sunderland has served on the Barclays’ Board for over nine years, which the Code suggests is a factor to be taken into account when determining a Director’s independence. The Board continues to consider Sir John to be independent for the purposes of the Code. We continue to believe that both Directors demonstrate the independence of character and judgement expected of Barclays non-executive Directors. As previously announced, Sir John will retire from the Board at the conclusion of the 2015 AGM.

The Executive Directors of Barclays have service contracts and the Chairman and non-executive Directors have letters of appointment, which are available for inspection at the Company’s registered office. The dates of the current Directors’ service contracts and letters of appointment are set out in the Remuneration Report on page 46.

34 |

Governance: Directors’ report How we comply

Following appointment, we ask Directors to undergo an annual assessment of their effectiveness to ensure that they continue to provide a valuable contribution to the deliberations and decision-making of the Board, and that they remain independent and free from any conflicts of interest. The Directors subsequently offer themselves for election or re-election, as the case may be, each year at our AGM.

Time commitment

We expect our non-executive Directors to commit sufficient time to discharge their responsibilities. The time commitment is agreed on an individual basis, as certain non-executive Directors, including the Deputy Chairman, Senior Independent Director, Committee Chairmen and Committee members, are expected to commit additional time in order to fulfil these extra responsibilities. We also expect our Chairman to expend whatever time is necessary to fulfil his duties, with the chairmanship of Barclays taking priority over any other business time commitment. The average time commitment for each role is set out below:

Role	Expected time commitment
Chairman	80% of a full-time position
Deputy Chairman	0.5-1 day a week
Senior Independent Director	3-4 days a year
Non-executive Director	30-36 days a year (average)
Committee Chairmen	25-30 days (average)

In practice, the non-executive Directors’ time commitment exceeds these expectations, particularly in the case of the Chairman and Board Committee Chairmen. They must be able to commit significantly more time to the role in exceptional circumstances. In addition to work related to Board and Board Committee meetings, the Chairman and non-executive Directors also take time to meet with executives, meet with Barclays’ regulators, visit Barclays’ businesses and undertake induction, training and evaluation.

Induction

On joining the Barclays Board, a new Director undergoes a tailored induction programme which is designed to allow him or her to build quickly:

¡	An understanding of the nature of Barclays, its business and the markets in which it operates and the opportunities and challenges for each Business Division;

¡	A link with Barclays’ people; and

¡	An understanding of the relationships with Barclays’ main stakeholders, such as customers and clients, shareholders and regulators.

Our induction programmes typically comprise a series of meetings with the head of each of Barclays’ major business divisions and Group functions. This allows the new Director to meet the business and function heads with responsibility for implementing the Board’s strategy and to debate specific matters affecting that business or function.

As part of the process we ask the Directors to provide feedback and to identify areas where they would appreciate further information. They are also invited to have an existing Director on the Board as a mentor.

On completion of the induction programme, the new Director should have sufficient knowledge of the opportunities and challenges facing Barclays to enable them to fully contribute to the Board’s strategic discussions and oversight of the business.

The following is an example of a typical induction programme; where a Director is joining a Board Committee, either as a member or as Committee Chairman, this programme is supplemented by a specific, tailored Committee induction programme.

Governance in action: the induction of Crawford Gillies

‘My induction programme was wide-ranging, providing a valuable introduction to Barclays. I particularly appreciated the way in which the programme was tailored to cover areas in which I expressed specific interest.’

On taking up his appointment on 1 May 2014, in addition to his duties as a Director and member of the Board Remuneration and Board Audit Committees, Crawford undertook a programme of induction spanning a six-week period.

In line with the normal process, he had in excess of 20 meetings with members of the Group Executive Committee and the Senior Leaders Group to familiarise himself with the business but also to be briefed on the expectations of his role, the corporate governance framework and the work of the Board Remuneration and Board Audit Committees. With regards to the latter, Crawford also met with the lead audit partner to obtain an overview of the audit of the Group. In addition, Crawford attended a Barclays’ employee induction session on values and culture, ‘Being Barclays’.

Following discussion with Crawford, a further period of induction was arranged to cover topics on which he requested further information. These covered:

¡   A briefing on new Barclaycard technology and innovation;

¡   Further insight into the investment banking business;

¡  A further meeting with Mike Ashley as part of an overview of the work of the Board Audit Committee;

¡   A briefing on liquidity metrics adopted by Barclays;

¡   Insights into asset valuation methodology;

¡   An examination of proposed structural reform and recovery and resolution plans;

¡   Barclays’ processes in evaluating credit impairment; and

¡   Meetings with external advisers (including the ‘Big Four’ audit firms) to understand the key issues facing the banking sector.

In addition, Crawford took time to visit the Barclays Africa business when in Johannesburg with the Board in November and visited the PCB business at the Liverpool Branch in August.

Training and development

We provide all Directors with the opportunity to update and refresh their knowledge throughout the year, to enable them to continue to fulfil their roles as members of the Board and its Committees.

Barclays’ Directors are committed to continuing their development during their term in office. The Chairman meets with each Director individually to discuss their work with the Board and agree any individual development requirements. We provide training opportunities in a number of ways, from internal meetings with senior executives and operational or functional heads, to dedicated briefings on specific areas of responsibility within the business and external training programmes.

| 35

During 2014, non-executive Directors attended briefings on the following subjects:

¡  The US Dodd Frank Wall Street Reform and Consumer Protection Act;

¡  Structural reform, in particular the requirements for an US intermediate holding company with independent non-executive Directors;

¡  Barclays’ values and culture; and

¡  Barclays’ African businesses.

In addition, non-executive Directors visited businesses around the Group, met with investors and external parties to enrich their understanding of Barclays’ businesses and the challenges it faces as well as a focus on areas within their remit. For example, Tim Breedon, as Chairman of the Board Financial Risk Committee, met with external evaluators of Barclays Internal Audit function to discuss the results; met with regulators in the UK and the US to discuss matters including stress testing, product control and valuations; and travelled to South Africa and New York.

Information provided to the Board

Both the Executive Directors and senior executives keep the non-executive Directors informed of the key developments in the business through regular reports and presentations, including weekly updates that include information on investors’ and other stakeholders’ reactions to the news of the week and the market’s response.

Throughout the year, Directors are regularly briefed regarding their roles on the Board and its Committees, including updates on the regulatory and financial services environment. Barclays ensures that the information is provided in a timely manner and is presented clearly and concisely.

It is the role of the Company Secretary to support the Chairman in ensuring good information flows between the Board, its Committees and the senior executives. He acts as adviser to the Board regarding governance matters and provides support to the Chairman to ensure the effectiveness of the Board. In addition, Directors have access to the advice and services of the Company Secretary, who ensures Board procedures are complied with and that the Directors have access to independent and professional advice at the Company’s expense.

Accountability

Risk Management and Internal Control

The Directors have responsibility for ensuring that management maintain an effective system of risk management and internal control and for assessing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Barclays is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. Barclays has an overarching framework that sets out Barclays approach to internal governance (the Barclays Guide). The Barclays Guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and assessing compliance.

A key component of the Barclays Guide is the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective. The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (2013 COSO), are set out in the risk control frameworks relating to each of the Group’s Principal and Key Risks. As well as incorporating our internal requirements, these reflect material Group-wide legal and regulatory requirements relating to internal control and assurance.

Effectiveness of internal controls

Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of business risk and control assessments and other internal and external sources are examined to identify pervasive themes. Where appropriate, control issues are reported to the Board Audit Committee via the Operational Risk and Control Committee. In addition, regular reports are made to the Board Audit Committee by management, Barclays Internal Audit and the Finance, Compliance and Legal functions covering, in particular, financial controls, compliance and other operational controls.

Risk management and internal control framework

The Directors formally review the effectiveness of the system of internal control and risk management annually. Throughout the year ended 31 December 2014 and to date, the Group has operated a system of internal control that provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Revised Guidance for Directors on the UK Corporate Governance Code’ published by the Financial Reporting Council (the Turnbull Guidance).

These processes include an attestation procedure which requires all significant processes and identified material risks to be assessed and recorded, together with the related key controls by the heads of businesses and functions. As part of this, specific consideration is given to relevant information, including as a minimum: any open control issues; any outstanding internal and external audit findings; regulatory reviews and any outstanding regulatory compliance matters; compliance with Group level policies; records of operational loss/risk events; experience of all types of fraud; and any other material control-related matters that have been raised either by management or via independent/external review. The status of any remediation in connection with these matters is also examined. The results of this attestation procedure were reported to the Board Audit Committee in February 2015, when it was noted that, although several of the attestations referred to outstanding control design or operating effectiveness issues, none of these were considered to be material and none had prevented the heads of businesses or functions from providing a Turnbull statement. All issues had identified remediation tasks and attributed timescales for resolution (or timescales being determined).

Regular reports are made to the Board covering risks of Group level significance. The Board Financial Risk Committee and the Board Conduct, Operational and Reputational Risk Committee examine reports covering the Principal Risks (Credit risk, Market risk, Funding risk, Operational risk and Conduct risk) as well as reports on risk measurement methodologies and risk appetite. Further details of material existing and emerging risks and risk management procedures are given in the Risk review section on pages 84 to 91.

36 |

Governance: Directors’ report How we comply

As set out in the Risk review section of the Annual Report, a number of matters were made public during the course of 2014 which related to failings in the design and/or operation of certain controls other than those over financial reporting. Whilst the matters were disclosed in 2014, many of the failings giving rise to those issues occurred in prior periods. Management has assessed the specific control processes impacted and concluded that these are now designed and operating effectively. Areas of on-going control remediation are not considered to constitute material control failings. In addition to the above matters, a number of other issues are currently being analysed to assess their potential to impact on the control environment and the materiality of any such impact. Remediation plans will be defined and implemented, where necessary.

Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the Group’s financial statements. The Legal and Technical Review Committee is responsible for examining the Group’s financial reports and disclosures to ensure that they have been subject to adequate verification and comply with legal and technical requirements. The Committee reports its conclusions to the Disclosure Committee. The Disclosure Committee examines the content, accuracy and tone of the disclosures and reports its conclusions to the Group Executive Committee and the Board Audit Committee, both of which debate its conclusions and provide further challenge. Finally, the Board scrutinises and approves results announcements and the Annual Report and ensures that appropriate disclosures have been made. This governance process ensures both management and the Board are given sufficient opportunity to debate and challenge the Group’s financial statements and other significant disclosures before they are made public.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB). Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed Barclays PLC’s and Barclays Bank PLC’s internal control over financial reporting as of 31 December 2014. In making its assessment, management has utilised the criteria set forth by 2013 COSO. Management concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2014. Our independent registered public accounting firm has issued a report on the Barclays PLC’s internal control over financial reporting, which is set out on page 216.

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 184 to 189.

Changes in internal control over financial reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect the Group’s internal control over financial reporting.

Remuneration

The Board has delegated responsibility to the Board Remuneration Committee for the remuneration arrangements of the Chairman, Executive Directors, other senior executives and other employees, including Material Risk Takers, whose total remuneration exceeds an amount determined by the Committee from time to time. A description of the work of the Board Remuneration Committee and details of the members of the Board Remuneration Committee can be found in the Directors’ remuneration report on pages 46 to 79, which forms part of the corporate governance statement.

Stakeholder engagement

The Board recognises the importance of engaging with stakeholders as key to effective corporate governance and actively supports building stronger and more engaged relationships. The Directors, in conjunction with the senior executive team, have participated in various forms of engagement throughout the year, covering a wide range of topics including our strategy, financial performance and corporate governance. Our shareholder communication guidelines, which underpin all investor engagements, are available at barclays.com/investorrelations.

We take care to identify our stakeholders and tailor our engagement programme to ensure that our communications are correctly targeted and distributed appropriately, broadly reflecting the geographic spread of our equity ownership. For example, we have a New York based Investor Relations (IR) team to facilitate engagement with North American investors.

On a practical level, during 2014 we conducted a tracing process to reunite over 14,000 shareholders, with their unclaimed dividends. By the end of the year, we had returned over £2m of dividends to these shareholders.

Our Annual General Meeting (AGM)

Our AGM continues to be a key date in the diary for the Board and the senior executive team. It affords us our primary opportunity to engage with shareholders, particularly our private shareholders, on the key issues facing the Group and any questions they may have. The majority of Directors, including the Chairman, were available for informal discussion before and after the formal business of our 2014 AGM.

All resolutions proposed at the 2014 AGM, which were considered on a poll, were passed with votes for ranging from 76.01% to 99.88% of the total votes cast. The 2014 AGM marked the first binding vote on the Group’s remuneration policy as required by the Companies Act 2006. This resolution was passed with 93.21% of votes registered in favour.

The 2015 AGM will be held on Thursday 23 April 2015 at the Royal Festival Hall in London. The Notice of AGM can be found in a separate document, which is sent out at least 20 working days before the AGM and also made available at barclays.com/agm. Voting on the resolutions will again be by poll and the results will be announced via the Regulatory News Service and made available on our website on the same day. We encourage any shareholders that are unable to attend on the day to vote in advance of the meeting via barclays.com/investorrelations/vote.

| 37

Our stakeholders

The Board and senior executive team’s participation in shareholder engagement reflects the importance we place on this activity. In addition to our Group Chief Executive and Group Finance Director, each of our four business heads and a large proportion of their senior leaders have been actively involved in investor meetings, reflecting our desire to promote shareholder access to a broad cross section of Barclays’ management team.

During 2014, we held quarterly results briefings, hosted by our Group Chief Executive and/or Group Finance Director and also held an in-person Group Strategy Update in May 2014. For fixed income investors, we held conference calls at both our full year and interim results, hosted by our Group Finance Director and Group Treasurer.

To further support engagement with our shareholders, we actively engaged with sell-side research analysts who provide their recommendations to the market. During 2014 this included breakfast briefings from the Group Finance Director after each of our results announcements. We also held a series of bi-annual meetings with the main credit rating agencies. These involved updates from Group Executive Committee members on their business units, as well as from Finance, Risk and Treasury, and allowed the credit rating agencies to develop a deeper understanding of our business.

The redesign of barclays.com, our corporate website, played a major part in enhancing our engagement with stakeholders. The updated IR section now provides a simple and clear source for a wide range of information on Barclays, including: our strategy and objectives, financial and operating performance, as well as all presentations and speeches by senior management. The re-launch was undertaken in line with the overall objective of making shareholders’ lives easier, by:

¡	Providing a central source of information on Barclays;

¡	Delivering clear messaging, with relevant and engaging content; and

¡	Making the website more intuitive to navigate.

Feedback received through engagement with all our stakeholders is communicated to the Directors to inform Board discussions. During 2014, investor and analyst views on the strategic realignment of the Group were particularly helpful to the Board’s discussions relating to our Group Strategy Update in May 2014. We encourage further engagement with our investors as an opportunity to understand their views and concerns, as we continue on our journey to becoming the ‘Go-To’ bank for customers and clients.

38 |

Governance: Directors’ report Other statutory information

The Directors present their report together with the audited accounts for the year ended 31 December 2014.

Other information that is relevant to the Directors’ Report, and which is incorporated by reference into this report, can be located as follows:

Contents	Pages

Employee involvement	44-45
Policy concerning the employment of disabled persons	44
Financial instruments	237-260
Hedge accounting policy	238-240
Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares	46-79
Corporate governance report	2-45
Risk review	82-189

Disclosures required pursuant to Listing Rule 9.8.4R can be found on the following pages:

Pages
Long-term incentive schemes	325-326
Director emoluments	299-300
Allotment for cash of equity securities	280
Waiver of dividends	39

The particulars of important events affecting the Company since the financial year end can be found in Note 29 Legal proceedings, competition and regulatory matters and Note 45 Non-current assets held for disposal and associated liabilities.

Profit and dividends

The adjusted profit for the financial year, after taxation, was £3,798m (2013: £2,945m). Statutory profit after tax for 2014 was £845m (2013: £1,297m). The final dividend for 2014 of 3.5p per share will be paid on 2 April 2015 to shareholders whose names are on the Register of Members at the close of business on 11 March 2015. With the interim dividends totalling 3p per ordinary share, paid in June, September and December 2014, the total distribution for 2014 is 6.5p (2013: 6.5p) per ordinary share. The interim and final dividends for 2014 amounted to £1,057m (2013: £859m).

The nominee companies of certain Barclays’ employees benefit trusts holding shares in Barclays in connection with the operation of the Company’s share plans have lodged evergreen dividend waivers on shares held by them that have not been allocated to employees. The total amount of dividends waived during the year ended 31 December 2014 was £8.5m.

Board of Directors

The names of the current Directors of Barclays PLC, along with their biographical details, are set out on pages 3 to 4 and are incorporated into this report by reference. Changes to Directors during the year and up to the date of signing this report are set out below.

Name	Role	Effective date of appointment/resignation

Steve Thieke	Non-executive Director	Appointed 7 January 2014

Crawford Gillies	Non-executive Director	Appointed 1 May 2014

John McFarlane	Non-executive Director	Appointed 1 January 2015

Fulvio Conti	Non-executive Director	Resigned 24 April 2014

Simon Fraser	Non-executive Director	Resigned 24 April 2014

John McFarlane will succeed Sir David Walker as Chairman of Barclays with effect from the conclusion of the Barclays PLC AGM in 2015.

Appointment and retirement of Directors

The appointment and retirement of Directors is governed by the Company’s Articles of Association (the Articles), the UK Corporate Governance Code (the Code), the Companies Act 2006 and related legislation. The Articles may only be amended by a special resolution of the shareholders.

The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any such Director holds office only until the next AGM and may offer himself/herself for election. The Code recommends that all directors of FTSE 350 companies should be

| 39

subject to annual re-election, and all Directors will stand for election or re-election at the 2015 AGM with the exception of Sir David Walker and Sir John Sunderland, who are retiring from the Board at the conclusion of the 2015 AGM.

Directors’ indemnities

Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2014 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. In addition, the Company maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.

Qualifying pension scheme indemnity provisions (as defined by section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2014 for the benefit of the then Directors, and at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as Trustee of the Barclays Bank UK Retirement Fund. The directors of the Trustee are indemnified against liability incurred in connection with the Company’s activities as Trustee of the retirement fund.

Similarly, qualifying pension scheme indemnities were in force during 2014 for the benefit of Barclays Executive Schemes Trustees Limited as Trustee of Barclays Bank International Zambia Staff Pension Fund (1965), Barclays Capital International Pension Scheme (No.1), Barclays Capital Funded Unapproved Retirement Benefits Scheme, and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the Trustee are indemnified against the liability incurred in connection with the Company’s activities as Trustee of the schemes above.

Political donations

The Group did not give any money for political purposes in the UK, the rest of the EU or outside of the EU, nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year.

In accordance with the US Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the USA funded by the voluntary political contributions of eligible Barclays’ employees. The PAC is not controlled by Barclays and all decisions regarding the amounts and recipients of contributions are directed by a steering committee comprising employees eligible to contribute to the PAC. Contributions to political organisations reported by the PAC during the calendar year 2014 totalled $103,000 (2013: $16,000).

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

We have disclosed global greenhouse gas emissions that we are responsible for as set out by ‘The Companies Act 2006 Regulations 2013’. We provide fuller disclosure across our carbon emissions within Barclays GRI statement found on our website Barclays.com/citizenship.

	Current Reporting Year[a] 2014	Previous Reporting Year[b] 2013	Comparison Year[c] 2012
Global GHG emissions[d]
Total CO2e (tonnes)	830,668	968,781	1,060,442
Scope 1 CO2e emissions (tonnes)[e]	49,994	58,176	47,718
Scope 2 CO2e emissions (tonnes)	655,426	723,993	822,486
Scope 3 CO2e emissions (tonnes)[f]	125,248	186,612	190,238
Intensity Ratio
Total full time employees (FTE)	132,300	139,600	139,200
Total CO2e per FTE (tonnes)	6.28	6.94	7.62

Notes

a	2014 reporting year covers Q4 2013 and Q1, 2, 3 of 2014. The carbon reporting year is not fully aligned to the financial reporting year covered by the Director’s report. This report is produced earlier than previous carbon reporting to allow us to report within the year end financial reporting timelines.
b	2013 reporting year covers Q4 2012 and Q1, 2, 3 of 2013.
c	2012 reporting year is the full calendar year (January 2012 – December 2012).
d	The methodology used to calculate our CO2e emissions is the operational control approach on reporting boundaries as defined by the World Resources Institute/World Business Council for Sustainable Development (WRI/WBCSD) Greenhouse Gas Protocol (GHG): A Corporate Accounting and Reporting Standard, Revised Edition. Where properties are covered by Barclays’ consolidated financial statements but are leased to tenants who are invoiced for utilities, these emissions are not included in the Group GHG calculations.

¡	Scope 1 covers direct combustion of fuels and company owned vehicles (from UK and South Africa only, which are the most material contributors).
¡	Scope 2 covers emissions from electricity and steam purchased for own use.
¡	Scope 3 covers indirect emissions from business travel (global flights and ground transport from the UK and South Africa. 2014 car hire data covers the USA and India only. Ground transportation data (excluding Scope 1 company cars) covers only countries where this type of transport is material and data is available).
e	Fugitive emissions reported in Scope 1 for 2014 & 2013 cover emissions from UK, Americas, Asia-Pacific and South Africa. Fugitive emission data for 2012 is not available. Business travel reported in Scope 1 covers company cars in the UK & South Africa. This covers the majority of our employees where we have retail operations with car fleets.
f	Scope 3 is limited to emissions from business travel which covers global flights and ground transport from the UK and South Africa. 2014 car hire data also covers the USA and India only. Ground transportation data (excluding Scope 1 company cars) covers only countries where this type of transport is material and data is available.

Research and development

In the ordinary course of business the Group develops new products and services in each of its business divisions.

Share capital

Share capital structure

The Company has ordinary shares in issue. The Company’s Articles also allow for the issuance of sterling, US dollar, euro and yen preference shares (preference shares). No preference shares have been issued as at 27 February 2015 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2014 and as at 27 February 2015 (the latest practicable date for inclusion in this report). Details of the movement in ordinary share capital during the year can be found in Note 31 on page 280.

Voting

Every member who is present in person or represented at any general meeting of the Company, and who is entitled to vote, has one vote on a show of hands. Every proxy present has one vote. The proxy will have one vote for and one vote against a resolution if he/she has been instructed to vote for or against the resolution by different members or in one direction by a member while another member has permitted the proxy discretion as to how to vote. On a poll, every member who is present or represented and who is entitled to vote has one vote for every share held. In the case of joint holders, only the vote of the senior holder (as determined by order in the share register) or his proxy may be counted. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determine. If any member, or any other person appearing to be interested in any of the Company’s ordinary shares, is served with a notice under section 793 of the Companies Act 2006 and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that

40 |

Governance: Directors’ report Other statutory information

that member shall not be entitled to attend or vote at any meeting of the Company. The Board may further direct that if the shares of the defaulting member represent 0.25% or more of the issued shares of the relevant class, that dividends or other monies payable on those shares shall be retained by the Company until the direction ceases to have effect and that no transfer of those shares shall be registered (other than certain specified “excepted transfers”). A direction ceases to have effect seven days after the Company has received the information requested, or when the Company is notified that an “excepted transfer” of all of the relevant shares to a third party has occurred, or as the Board otherwise determines.

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

Major shareholdersa

Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by major shareholders pursuant to the FCA’s Disclosure and Transparency Rules (DTR) are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2014, the Company had been notified under Rule 5 of the DTR of the following holdings of voting rights in its shares.

Person interested	Number of Barclays shares	% of total voting rights attaching to issued share capital[b]
Qatar Holding LLC[c]	813,964,552	6.65
BlackRock, Inc[d]	822,938,075	5.02
The Capital Group Companies Inc[e]	817,522,531	4.96

Notes

a	Significant shareholders for the last 3 years are shown on page 318.
b	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.
c	Qatar Holding LLC is wholly-owned by Qatar Investment Authority.
d	Total shown includes 1,408,618 contracts for difference to which voting rights are attached.
e	The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts.

Between 31 December 2014 and 27 February 2015 the Company was notified that The Capital Group Companies Incd now holds 861,142,569 Barclays shares, representing 5.22% of the total voting rights attaching to issued share capital.

| 41

Powers of Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares and to buy-back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2014 AGM. It will be proposed at the 2015 AGM that the Directors be granted new authorities to allot and buy-back shares.

Repurchase of shares

The Company did not repurchase any of its ordinary shares during 2014 (2013: none). As at 27 February 2015 (the latest practicable date for inclusion in this report) the Company had an unexpired authority to repurchase ordinary shares up to a maximum of 1,635,292,262 ordinary shares.

Change of control

There are no significant agreements to which the Company is a party that are affected by a change of control of the Company following a takeover bid. There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Going concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risk to which it is exposed and its capital are discussed in the Risk Management section.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern. The Directors confirm they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Disclosure of information to auditor

Each Director confirms that, so far as he/she is aware, there is no relevant audit information of which the Company’s auditors are unaware and that each Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. This confirmation is given pursuant to section 418 of the Companies Act 2006 and should be interpreted in accordance with and subject to those provisions.

Directors’ responsibilities

The following statement, which should be read in conjunction with the report of the independent registered public accounting firm set out on page 216, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 2006 to prepare accounts for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared group and individual accounts in accordance with IFRS as adopted by the EU. The accounts are required by law and IFRS to present fairly the financial position of the Company and the Group and the performance for that period. The Companies Act 2006 provides, in relation to such accounts, that references to accounts giving a true and fair view are references to fair presentation.

The Directors consider that, in preparing the accounts on pages 217 to 223, and the additional information contained on pages 224 to 304, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Having taken all the matters considered by the Board and brought to the attention of the Board during the year into account, the Directors are satisfied that the annual report and accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Directors’ responsibility statement

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

The Directors, whose names and functions are set out on pages 3 to 5, confirm to the best of their knowledge that:

(a)	The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b)	The management report, which is incorporated into the Directors’ Report on pages 3 to 42, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson

Company Secretary

2 March 2015

Barclays PLC

Registered in England, Company No. 48839

42 |

Governance People

In 2014 we experienced significant change across Barclays, driven by the refresh of our business strategy as well as the regulatory and economic environment. We have continued to support our colleagues, focusing on understanding and addressing the impact these changes have had on our internal operations. We continue progress on our journey to become the ‘Go-To’ bank and enabling our colleagues to feel part of this is critical to its success.

We are continuing our journey to transform the culture of the bank. Following the launch of the Values in 2013, the focus in 2014 has been continuing to drive the cultural change through our Senior Leadership Group and setting the tone from the top. Our Values are clearly articulated for leaders and employees and are helping to shape our desired culture over time.

Our organisational culture is driven through a number of initiatives that include: building our colleagues’ capability and skills, embedding the Values into our organisational systems and processes, ensuring a sharper focus on role modelling behaviour, and supporting the development of our leaders.

We believe that leadership shapes culture which in turn drives organisational performance. Our leadership development programme is designed with this in mind, focusing on our Values and aligning leaders’ mind set with the objectives of the balanced scorecard. The Barclays Leadership Academy, launched in 2013 and designed to help us build a cadre of leaders who can shape our culture and drive organisational performance, continued to be deployed in 2014. We also deployed our Global Curriculum enabling a consistent approach to core and leadership development for all colleagues. The programmes are underpinned by the Values and build individual capability through a variety of learning styles, including multimedia and classroom based learning. In addition, we have deployed business training academies across Compliance, Barclays Internal Audit, Client & Customer Experience in Personal & Corporate Banking, and Investment Banking, giving access to role specific learning as well as core and leadership development.

To embed our desired culture at all levels of the organisation we have implemented the Values across our key people processes. Our recruitment and promotion processes include an assessment of the Values and Behaviours for all corporate grades. New joiners are invited to participate in the ‘Being Barclays’ Global Induction programme as part of their transition into Barclays, enabling them to connect to the organisational Purpose as they join our ‘Go-To’ journey. We have set out the behavioural standards we expect at Barclays in the global Code of Conduct (The Barclays Way) and all colleagues are required to attest and demonstrate their understanding of these.

In 2014, our performance management process has assessed colleagues against both ‘what’ they do and ‘how’ they do it. All colleague objectives are aligned to the 5Cs of the Balanced Scorecard to ensure consistency with Barclays’ strategic aims at all levels. The ‘Values in Action’ framework provides a tool to assess employees against ‘how’ they achieve their objectives and guides employees on behaviour in line with the Values. This framework underpins our approach to embedding the Values within Barclays across all key people processes.

We value sharing in each other’s success at Barclays and our global recognition plan allows colleagues to recognise the outstanding achievements of people demonstrating our Values. Since the launch of the programme in May 2014, over 80,000 colleagues have received a ‘Values Thank You’ and over 28,000 employees have been nominated by a colleague for a non-financial ‘Values Award’. Colleagues are also encouraged to participate in our all-employee share plans, which have been running successfully for over 10 years. Further details of our approach to remuneration are included in the Remuneration Report on pages 46-79.

Barclays is committed to helping young people achieve their ambitions when they enter the world of work. Our Early Careers proposition supports them in achieving their career goals through the graduate, intern and apprenticeship programmes. Barclays provides pathways for progression from apprentice to graduate supported by recognised qualifications and helps create a pipeline of talent for the organisation.

We have created over 2,000 apprenticeship positions within the organisation since the programme began in 2013, and have plans to increase this number in 2015. It is very important to us that we maintain and advocate a ‘partnership’ in our approach to industrial relations. We ensure a regular and constructive dialogue with more than 30 national unions, works councils and staff associations across the globe. In the UK and South Africa, our two largest markets, we have formal partnership arrangements in place.

We consult employee representatives regularly on a wide range of matters affecting their interests. We have well established regional consultation forums in Europe and Africa through which we engage colleagues on transnational issues.

Where business restructuring is necessary and could result in potential job losses, we work closely with colleague representatives to avoid compulsory redundancies where possible. Our goal is to ensure that the colleagues that leave Barclays are supported and treated with respect. In countries where there are no collective representative bodies, we engage directly with colleagues. We have focused on putting internal colleagues first and supporting those impacted by change to ensure that, wherever possible, we retain talent within Barclays. So far over 1,000 colleagues have been redeployed. ‘Internals First’ will become a key driver within our recruitment strategy ensuring we retain and promote internal talent before we look to the external market and will be launched more widely in 2015.

Barclays places considerable value on the involvement of its employees and continues to keep them informed on matters affecting them and on the various factors affecting the performance of the Group. We recognise the importance of continuously seeking the views of our employees and the need to understand the collective voice of the organisation, especially during a time of change. In order to help us understand what colleagues think about working for Barclays, we deployed the first Global Employee Opinion Survey in October 2014. This asked all colleagues globally to provide their perspectives across a wide range of subject areas through a confidential online survey including questions on personal development, leadership and management, innovation, and citizenship. Over 90,000 colleagues participated in the survey, providing a depth of insight which will inform and shape our people strategy as we move forward into 2015. The engagement of colleagues was measured at 72%, a 1.3% decrease on 2013. Given the amount of change taking place in the organisation, it is not surprising that there has been a small drop and we are committed to building engagement further in 2015. We have performed an in-depth review of the results of the survey with all senior leaders and improving employee engagement is a key focus for 2015 to ensure we create the right environment for our colleagues to thrive.

Colleague wellness is a contributing factor to colleague engagement and following a successful UK pilot in our Personal & Corporate Banking business this year, the Barclays Wellness Portal for colleagues will be launched in 2015. The portal enables colleagues to learn more about wellness, find out what is on offer at Barclays, commit pledges to make small changes to their lives, and follow colleagues’ journeys as well as sharing stories of their own. The portal addresses four wellness areas: Think Well, Be Active, Social and Financial.

Barclays has made significant progress over the last two years across our people policies and practices and we will continue to evolve them, ensuring all colleagues are supported throughout their career at Barclays and beyond. Our colleagues have told us they remain committed to Barclays, and we remain committed to creating the right environment for them to thrive and succeed as we progress on our journey to ‘Go-To’.

FTE by region

	2014	2013	2012
United Kingdom	48,600	54,400	55,300
Continental Europe	9,900	9,800	11,100
Americas	10,900	11,100	11,100
Africa and Middle East	44,700	45,800	45,200
Asia Pacific	18,200	18,500	16,500
Total	132,300	139,600	139,200

| 43

Global employment statistics

Diversity and Inclusion

Barclays is committed to cultivating a working environment where the unique talents of all employees are recognised equally. Attracting, retaining and developing a diverse range of world-class professionals is critical to our success as the ‘Go-To’ bank. Our global Diversity and Inclusion strategy operates across five core pillars: Gender, LGBT, Disability, Multigenerational and Multicultural.

A core priority in 2014 has been the continuation of our ‘Unconscious Bias’ programme for our global Managing Director (MD) and Director population which has now engaged over 8,500 leaders in the importance of inclusive talent management. This is an important enabler for our senior leaders to achieve their diversity goals set out in our Balanced Scorecard. We aim to achieve 26% female representation in senior leadership across Barclays by 2018.

We continue to receive national and international recognition for our Diversity and Inclusion achievements from prestigious organisations such as The Business Disability Forum in the UK, Community Business in Asia, and the Human Rights Campaign in the US.

Gender

Ensuring female talent can thrive, particularly at the senior leadership level, is a focus for many organisations that recognise the true value of diversity. The strength of our commitment to improving gender balance is evident by our Board Diversity Policy which states our Board-level gender aspirations (25% female Board members), and by the inclusion of senior leader gender goals within the Balanced Scorecard.

At all levels we are making progress. Our Board membership includes three women, and additionally three members of the Group Executive Committee are female. As regards to senior leaders (Director and MD), our female senior leadership population stood at 22% at the end of 2014, which is a 1% increase year-on-year since 2011.

Female representation

Above shows the positive change in female representation within Barclays during 2014

Our graduate recruitment target of 50/50 gender shortlists means our focus on gender diversity extends to Early Careers. This is enabling Barclays to grow a diverse pipeline of talent for the future. An inclusive environment is vital to enable the talent we recruit to grow their careers with us; our thriving global Women’s Initiative Network is just one way we support this.

Independent assessment by external organisations continues to validate our progress. For 2014, this has included being named for the seventh consecutive year within The Times Top 50 Workplaces for Women, and by our inclusion within the highly regarded ‘Working Mother’ 100 Best Companies in the US. In Asia, Barclays won the Women in Wealth Management Award, in part because judges were impressed that 40% of senior leaders in Asia are female.

Helping to shape wider industry change, we launched our market-leading Women’s Index (tradable exchange notes which track the performance of companies with diverse boards). The launch of this product has allowed us to engage in a richer dialogue with many of our investor clients about their holistic goals for investment.

LGBT

Continually improving the workplace for our LGBT colleagues has been another core focus for 2014. In the Employee Opinion Survey over 4,000 (4%) employees identified themselves as being Lesbian, Gay, Bisexual or Transgender. Our employee network Spectrum continues to go from strength to strength, enabling a conduit to all colleagues and allies who share commitment to LGBT equality.

We were the main sponsors of London Pride and launched BPay, our innovative cashless payment service, at this signature event. Via our ‘Ping a Pound for Pride’ campaign, we raised £33,000 for the charity, further increased via the fundraising which also took place to mark World Aids Day and International Day Against Homophobic Oppression.

Barclays was ranked second in the 2014 Stonewall Global Workplace Equality Index. We have also consistently ranked within the UK top 25 LGBT employers every year since the launch of the Index. We were proud to receive the Stonewall ‘Ad of the Year’ award for our Barclays Pride campaign, which featured Barclays’ colleagues who represent the LGBT community.

Further profiling the diversity of our senior leaders, Mark McLane (Global Head of Diversity & Inclusion) and Jeff Davis (Global Head of Dealing & Sales Trading) were ranked 48th and 75th respectively in the Financial Times OUTstanding list of 100 LGBT business leaders, whilst Valerie Soranno Keating (CEO, Barclaycard) was placed 3rd in the Financial Times ‘OUTstanding’ list of the top 20 high profile straight allies.

The breadth of our work to develop leading best practices for colleagues and customers is why we have been named by Stonewall as one of just eight ‘Star Performer’ organisations that are seen as leaders in their industry. This prestigious recognition reflects our global work and our steps to revolutionise service delivery. In line with our Global LGBT agenda and being named as a Star Performer, we have made the commitment for 2015 and beyond to actively share best practices and mentor organisations who are working to create a more inclusive work place culture.

Disability

We are moving closer to our publicly-stated ambition to be the most accessible and inclusive bank. In 2014, our Accessibility Roadshow toured the UK, spending a week in 45 of our flagship branches raising awareness of the accessible services we offer. We launched innovative new services, including Sign Video which makes it easier for Sign Language Users to communicate and our ‘Beacon Technology’ trials. The innovative technology notifies colleagues of a customer’s accessibility needs when they enter the branch – helping us support and serve our customers appropriately.

We are putting accessibility at the heart of a customer-centric service and we have been delighted to receive awards for many of our Accessible Services, including Talking ATMs, High Visibility Debit Cards, and Colleague Accessibility Training Videos. We also won the Marketing campaign of the year at the European Diversity Awards for the TV advert that raised awareness of the audio functionality of our ATMs.

Aligned to our inclusion ethos, we review our recruitment processes to ensure they are accessible for candidates with disabilities. In the UK we are a Government accredited ‘Two ticks’ employer. Across the Group we provide reasonable adjustments to ensure ability and skills can be demonstrated by potential employees. Where colleagues acquire a disability or health condition, every effort is made to ensure that their employment with the Group continues. Similarly, we work to ensure training, career development and promotion opportunities are equitable for non-disabled and disabled colleagues alike.

44 |

Governance People

In 2014 we signed our ‘Time to Change’ pledge on World Mental Health day, expanding on our year-long ‘This is me’ mental health campaign for colleagues. Our Employee Opinion Survey saw over 5,000 (6%) Global colleagues identifying as having a disability. All those with an interest in disability can join our Reach employee network, with new chapters being launched this year across our global sites.

Multigenerational

Above shows the different generations working at Barclays and the percentage change during 2014

We aspire to support our colleagues at all stages of their career, and customers at key life stages.

With five generations represented in our global workforce, our Multigenerational Agenda ensures colleagues of all ages have a voice. Early Careers includes our significant Apprenticeship programme. In addition, our ‘LifeSkills’ and ‘Bridges into Work’ programmes continue to support those taking their first steps into the world of work.

Our new employee network Emerge supports anyone who has recently joined Barclays whether they join as an apprentice, graduate or are an experienced hire. This is in addition to our Working Families and Carers network that connects colleagues across various life stages.

Our Barclays ‘Silver Eagles’ (part of our Barclays Digital Eagles team) channel the skills and experience that our older colleagues bring; they are in place to specifically support vulnerable customers or pensioners to bank with Barclays in a way that works for them.

Our Armed Forces Transitioning, Employment and Rehabilitation (AFTER) programme also continued to see ex-military talent join our Company, or be supported to gain relevant work-ready skills.

In 2015, we will continue to embed our newly launched year-long focus on ‘Dynamic Working’ further building engagement with colleagues who wish to work flexibly, learning from the breadth of people who already work for us in an agile or flexible way.

In the UK, we won ‘Best for all stages of Motherhood’ at the Working Families Top Employers awards, in part for our approach to ‘Keep in Touch’ Days for those on maternity leave and for our approach to job share within our Retail bank. We were also named within the UK’s ‘Top 10 Working Families’ benchmark.

Multicultural

Above shows the percentage of underrepresented populations that make up our global and regional populations. Note that underrepresented populations are defined regionally to ensure inclusion with all groups in the workplace

a	UK includes Asian, Mixed, Black, Other and Non-disclosed.
b	US includes Hispanic/Latino, Asian, Mixed, Black, Other and Non-disclosed.
c	South Africa includes African, Indian, Coloured, Other, and Non-disclosed.

Inclusive of race, ethnicity, nationality and faith, our Multicultural Agenda supports Barclays in its positioning as a market leader and the ‘Go-To’ bank for our colleagues, customers and clients. The 2014 focus for the multicultural agenda has been ‘to foster a culture of conversation’ with a series of events hosted to further build global communication skills and global mindsets. Our Embrace network brings together all those who share an interest in this agenda, including the celebration of Inter Faith week in the UK.

In addition, we marked important cultural and religious calendar dates throughout 2014, continued to offer both halal and kosher food in our canteens, and to make quiet rooms available for prayer and reflection in many of our larger sites.

Being voted one of the top 20 companies to work for in the UK by multicultural graduates reflects the work we have done to ensure young people from diverse backgrounds choose to bring their talent to us (49% of Graduates and 74% of Apprentices were from Black, Asian and Minority Ethnic backgrounds within our 2014 intake).

| 45

Remuneration report Annual statement from the Chairman of the Board Remuneration Committee

The Committee remains focused on paying for sustainable performance, aligning remuneration with risk and delivering a greater proportion of the income we generate to our shareholders.

Consistent with this, between 2010 and 2014 the incentive pool has decreased by 47%.

Remuneration Committee members

Chairman

Sir John Sunderland

Members

Sir David Walker

Simon Fraser (until 24 April 2014)

Tim Breedon

Steve Thieke (from 6 February 2014)

Crawford Gillies (from 1 May 2014)

Dear Shareholders

As Chairman of the Board Remuneration Committee, I am pleased to introduce the Directors’ Remuneration Report for 2014.

We recognise that remuneration is an area of particular importance and interest to shareholders and it is critical that we listen to and take into account your views. Accordingly, my meetings with major investors and shareholder representative groups have been helpful and meaningful, contributing directly to the decisions made by the Committee for 2014.

Performance and pay

An important principle which the Committee applies in its deliberations is that while Barclays will not pay staff more than we judge to be necessary, it is in shareholders’ interests that Barclays should pay for performance. Front of mind is that we determine the correct level of variable pay in a given year in order to maximise shareholder value over the medium term.

In May 2014 the update to the Group Strategy resulted in the creation of a Core business comprising four units: Personal and Corporate Banking, Barclaycard, Africa Banking, and the Investment Bank. This Core business represents the future of Barclays. Separately we established Barclays Non-Core, with the intention of disposing of the assets therein over time, assets which are no longer strategically attractive to Barclays.

This restructuring has enabled Barclays to strengthen performance across a range of metrics. The Group has delivered solid financial performance with adjusted profit before tax up 12% to £5,502m for 2014. Statutory profit before tax decreased 21% to £2,256m (2013: £2,858m). In achieving this there have been particularly good results in Personal and Corporate Banking and Barclaycard. These results are partly offset by a reduction in Investment Bank adjusted profit before tax, as well as the impact of adverse currency movements in Africa Banking. Sustained progress is being made and the balance now present in the Group means that Barclays is a stronger business.

There has been considerable progress in strengthening the capital position of the Group with Common Equity Tier 1 (CET1) ratio of 10.3% and a leverage ratio of 3.7% at the end of the year. Adjusted operating expenses excluding costs to achieve Transform (ex CTA) are down by £1.8bn year on year, in line with target. Barclays Non-Core reduced Risk Weighted Assets by nearly a third, making substantial progress towards the target, and materially reduced its drag on returns.

In formulating our 2014 decisions on variable pay the Committee ensured that pay appropriately reflects financial performance delivered, both on an adjusted and statutory basis, but also rebalanced returns back towards shareholders. Performance against the commitments across the 5Cs of the Balanced Scorecard was also an important consideration.

While the 2013 decisions on incentives reflected the high global resignation rate for senior staff, the 2013 outcome helped to stabilise the position. There continue to be some areas of concern but these are more localised and had less bearing on 2014 pay decisions.

Consistent with that intent to rebalance returns, the incentive pool is significantly lower overall for 2014, down by more than £0.5bn or 22% in absolute terms at £1,860m compared to the incentive pool of £2,378m for 2013, against a backdrop of an increase in adjusted profit before tax year on year. The reduction in incentive pool is aligned to the reduction in statutory profit before tax which incorporates all conduct adjustments. For a reconciliation of total incentive awards granted to the relevant income statement charge, see table on page 53.

Part of the reduction in the incentive pool year on year is due to the introduction of Role Based Pay (RBP) in 2014. Nevertheless, on a like for like basis the incentive pool is down 11% on 2013. The introduction of RBP in 2014 meant that an additional accounting charge of c£250m was taken in the year, which would otherwise have been borne in future years under our previous remuneration structures.

The Investment Bank incentive pool is down 24% in absolute terms. This reduction is greater than the change in adjusted profit before tax (ex CTA) which is down 21%. For the reasons set out above, the introduction of RBP impacted profitability in the Investment Bank in 2014. Excluding the impact of RBP, Investment Bank adjusted profit before tax (ex CTA) would have been down by 12%. On a like for like basis, the Investment Bank front office incentive pool is down 12%.

46 |

Remuneration report Annual statement from the Chairman of the Board Remuneration Committee

Total compensation costs are down 8%, and the compensation to adjusted net income ratio for Barclays Group is at 37.7%, down from 38.7% in 2013. Compensation as % of statutory net operating income decreased to 38.5% (2013: 38.7%). In the Core business the ratio is at 35.7%, an improvement of 50 basis points, and therefore tracking at the target level of mid-thirties. The average value of incentive awards granted per Group employee in 2014 is down 17% at £14,100 (2013: £17,000).

Following these 2014 decisions, the incentive pool has reduced by £1.62bn from £3.48bn in 2010, an overall reduction of 47%, while adjusted profit before tax over the same period is up 18% if the costs to achieve Transform are excluded. Over this period the compensation to adjusted net income ratio has reduced from 42.4% in 2010 to 37.7% in 2014. The compensation to statutory net income ratio has reduced from 42.4% in 2010 to 38.5% in 2014.

Remuneration and Risk

As a Committee, we are committed to linking pay with performance and to making adjustments to remuneration to reflect risk and conduct events. Risk and conduct events are considered as part of the performance management process and reflected in incentive decisions for individuals. All employees have their performance assessed against objectives (the ‘what’) as well as demonstration of Barclays’ Values and Behaviours (the ‘how’). We have a clear process for making adjustments for poor conduct at an individual level. This is underpinned by a robust governance process overseen by the Remuneration Review Panel and this Committee. We remain absolutely focused on making the required and appropriate adjustments both to individual remuneration decisions as well as the overall incentive pool where required.

Although no resolutions have yet been reached with the relevant investigating authorities, the Committee has adopted a prudent approach in relation to any potential settlements in respect to the ongoing Foreign Exchange trading investigations. The 2014 incentive pool has, as a result, been adjusted downwards by the Committee. The Committee will, however, keep this matter under review.

It is the Committee’s intention that individuals who are accountable, responsible or directly culpable for risk and conduct matters are subject to remuneration reductions as appropriate. This will include reductions to bonus and unvested deferred awards (i.e. malus reductions). While investigations are ongoing, individuals who are under investigation will be subject to suspensions of variable remuneration, in line with our Values and the expectations of our stakeholders including regulators. For current employees who are directly culpable, disciplinary action up to and including dismissal may also result.

Regulatory developments

Our 2014 variable pay decisions were taken against a background of significant regulatory developments and market pressures. Being a UK headquartered global organisation, Barclays is subject to UK regulatory requirements on remuneration clawback, which exceed what is required under CRD IV. This is in addition to EU developments including the introduction of the 2:1 maximum ratio of variable to fixed pay, as well as the extension of the scope of Material Risk Taker (MRT) identification. As the requirements apply to Barclays’ expanded MRT population globally, this creates significant adverse competitive consequences. The Committee is concerned by the challenges in attracting and retaining key staff needed to run the bank safely in all regions.

Key remuneration changes and decisions for executive Directors in 2014

Remuneration for executive Directors continues to be tied closely to our strategy and performance.

In considering the executive Directors’ 2014 performance against the Financial, Balanced Scorecard and personal measures set at the beginning of the year, the Committee has decided to award an annual bonus to Antony Jenkins of £1,100,000 (57% of maximum bonus) and to Tushar Morzaria of £900,000 (64% of maximum bonus). Further details are set out in the annual report on Directors’ remuneration on page 55.

Based on solid 2014 overall performance, and in particular the considerable progress made against the Group Strategy, we regard these bonuses as appropriate and deserved. In considering final bonus outcomes, executive accountability for significant group-wide conduct issues including, for example, the ongoing Foreign Exchange investigations was taken into account. Our decisions also demonstrate that the principle of paying competitively and paying for performance applies equally to our most senior executives as it does to the rest of Barclays’ employees.

The Committee has agreed that the executive Directors’ fixed pay will remain unchanged for, and will not be reduced during, 2015. Antony Jenkins’ base salary will remain at £1,100,000 and he will also receive RBP unchanged at £950,000. Tushar Morzaria’s base salary will remain at £800,000 and he will also receive RBP unchanged at £750,000.

During the year, we also undertook a review of Barclays’ Long Term Incentive Plan (LTIP). We reviewed the performance measures to ensure they support our updated Strategy and align the interests of executives and shareholders. Following engagement with our shareholders, we have changed the financial measures for the LTIP award to be granted in 2015 and given them an increased weighting of 60%. The weighting of the Balanced Scorecard will be unchanged at 30% and Loan Loss Rate will remain as a risk measure but with a reduced weighting of 10%. Further details are set out in the annual report on Directors’ remuneration on page 55. The Committee decided to make awards under this LTIP cycle to both executive Directors with a face value at grant of 120% of their respective fixed pay at 31 December 2014.

We are not proposing any changes to the Directors’ Remuneration Policy which was approved at the 2014 AGM. Accordingly, our 2014 executive Director remuneration decisions are consistent with that approved Policy, which limits the maximum value of annual bonus and LTIP awards in accordance with the CRD IV 2:1 maximum ratio of variable to fixed pay. Clawback has been introduced with effect from 1 January 2015. Following the European Banking Authority (EBA) Opinion on allowances, the terms of RBP may need to be revised once further guidelines are available from the EBA.

Agenda for 2015

The Committee remains focused on controlling remuneration costs and ensuring that pay incentivises all of our employees to deliver sustained performance in a manner which is consistent with Barclays’ Values and Behaviours and in the long term interests of shareholders. The alignment of remuneration and risk will remain a priority. We expect to continue to have to navigate through a changing regulatory landscape and will engage constructively with regulators and shareholders as we do so.

Our remuneration report

The report has been prepared in accordance with the remuneration disclosures required by the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Remuneration report (other than the part containing the Directors’ Remuneration Policy) will be subject to an advisory vote by shareholders at the 2015 AGM.

On behalf of the Board

Sir John Sunderland
Chairman, Board Remuneration Committee

2 March 2015

| 47

Remuneration report Performance, pay and distribution of earnings to key stakeholders

Since 2010 there has been a significant shift in the allocation of earnings between employees and shareholders. Comparing 2014 against 2010, adjusted profit before tax (excluding costs to achieve for Transform in 2014) has increased by 18%, against an absolute reduction in the Group incentive pool of 47%. Over the same period the distribution to shareholders and government through dividends paid and taxes borne have increased by 99% and 11% respectively, while Group compensation costs have reduced by 20%.

How did we perform and pay in 2014?

Adjusted profit before tax increased between 2013 and 2014 by 12%. Staturory profit before tax decreased between 2013 and 2014 by 21%, whilst the absolute reduction in the Group incentive pool was 22%. After adjusting for the introduction of RBP, the reduction in the Group incentive pool would be 11%.

Group incentive pool

How were the earnings distributed to our key stakeholders?

We believe that the best way to support our stakeholders is by operating a strong, profitable and growing business, which creates jobs and contributes to the economic success of the communities in which we live and work. The charts below detail how the earnings generated by our businesses have been distributed to a number of key stakeholders including shareholders (in the form of dividends), government (in the form of taxes) and employees.

Shareholders

Note

a	Calculated as dividend per share divided by adjusted earnings per share.

Capital

Note

a	The Group changed to CRD IV basis in 2014. For 2012 and 2013, estimated fully loaded CET1 ratios are disclosed. CRD III was the basis of preparation applicable until the end of 2013.

Government

Notes

a	Taxes borne are the Company’s own tax contribution, representing taxes paid or suffered at source by the Company in the year.
b	Taxes collected are those collected from employees and customers on behalf of governments. The VAT collected represents Barclays contribution to the public finances and comprises VAT charged on sales to clients less VAT incurred on costs that Barclays is entitled to recover.

48 |

Remuneration report Remuneration policy for all employees

This section sets out Barclays’ remuneration policy for all employees, explaining the purpose and principles underlying the structure of remuneration packages, and how the policy links remuneration to the achievement of sustained high performance and long-term value creation.

Remuneration policy

The Committee formally adopted the current remuneration policy for 2013 as part of the Transform programme. The principles set out in the policy below underpin 2014 remuneration decisions made by the Committee and throughout Barclays.

The remuneration structure for employees is aligned with that for executive Directors, set out in detail in the Directors’ remuneration policy which was approved by Shareholders at the 2014 AGM. A full copy of the policy can be found on the Barclays PLC website. An abridged version is at pages 77 to 79 of this Report.

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

¡  Stewardship: We are passionate about leaving things better than we found them

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

Remuneration and performance

Our remuneration policy means that remuneration decisions for all employees across the whole of Barclays are aligned with and support the achievement of Barclays’ goal of becoming the ‘Go-To’ bank.

This is achieved by linking remuneration to a broad assessment of performance based on expected standards of delivery and behaviour discussed with employees at the start of and throughout the performance year. A new approach to performance management was implemented for all employees in 2014 to ensure alignment of these expectations to Barclays’ strategy. This started with all employees aligning each of their 2014 objectives to the 5Cs of the Balanced Scorecard (Customer & Clients, Colleagues, Citizenship, Conduct and Company) and discussing behaviour expectations in relation to our Values with their managers. This ensures that clear expectations are set for not only ‘what’ employees are expected to deliver, but also ‘how’ they are expected to go about it.

Individual performance is then evaluated against both the ‘what’ (performance against objectives) and the ‘how’ (demonstration of our Values and Behaviours), with ratings agreed for both of these elements and overall performance at year-end. This evaluation takes into account various factors including:

¡	Performance against agreed objectives (both financial and non-financial) and core job responsibilities

¡	Adherence to relevant risk policies and procedures and control frameworks

¡	Behaviour in line with Barclays’ Values and Behaviours

¡	Colleague and stakeholder feedback

¡	Input from the Risk and Compliance functions where there are concerns about the behaviour of the individuals concerned or the risk of the business undertaken.

There is no specific weighting between the financial and non-financial considerations for employees because all of them are important to the determination of the overall performance assessment.

Linking individual performance assessment and remuneration decisions to both the Balanced Scorecard and our Values and Behaviours in this way promotes the delivery of sustainable individual and business performance, and establishes clear alignment between remuneration policy and Barclays’ strategy.

| 49

Remuneration structure

Employees receive salary, pension and other benefits and are eligible to be considered for an annual bonus. Employees in some customer-facing businesses participate in incentive plans including plans based on customer feedback and other measures of the quality of service they provide to customers. Remuneration of PRA Material Risk Takers (MRTs), formerly known as Code Staff, is subject to the 2:1 maximum ratio of variable to fixed pay. A total of 1,277 (2013: 530) individuals were MRTs. Some senior employees receive Role Based Pay (RBP).

Barclays was accredited in 2014 as a UK Living Wage employer, which recognised the Bank’s commitment to ensure that all its employees and those employees of third party contractors who provide services to us at our sites, are paid at least the current London or UK Living Wage. This is a commitment which we have also extended to all our UK employed apprentices.

Further information on remuneration structure is provided below.

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

Role Based Pay (RBP)

¡  A small number of senior employees receive a class of fixed pay called RBP to recognise the seniority, breadth and depth of their role. RBP was introduced in 2014 to enable Barclays to remain competitive for global talent, given the CRD IV 2:1 maximum ratio of variable to fixed pay which came into effect in 2014.

Pension and benefits

¡  The provision of a competitive package of benefits is important to attracting and retaining the talented staff Barclays needs to deliver Barclays’ strategy. Employees have access to a range of country specific company funded benefits, including pension schemes, healthcare, life assurance and Barclays share plans as well as other voluntary employee funded benefits. The cost of providing the benefits is defined and controlled.

Variable remuneration

Annual bonus	Annual bonuses reward and incentivise the achievement of Group, business and individual objectives, and the demonstration of individual behaviours in line with Barclays’ Values and Behaviours.

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

Bonus deferral levels are significantly in excess of PRA requirements.

For MRTs, the deferral rate is a minimum of 40% (for bonuses of up to £500,000) or 60% (for bonuses of more than £500,000).

For non-MRTs, bonuses over £65,000 are subject to a graduated level of deferral.

2014 bonuses awarded to Managing Directors in the Investment Bank are 100% deferred.

Deferred bonuses are generally delivered in equal portions as deferred cash under the Cash Value Plan (CVP) and deferred shares under the Share Value Plan (SVP), each typically vesting in annual tranches over three years subject to the rules of the plans and continued service.

Deferred bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) at its discretion. Events which may lead the Committee to do this include, but are not limited to, employee misconduct or a material failure of risk management.

Clawback applies to any variable remuneration awarded to a MRT on or after 1 January 2015. Barclays may apply clawback if at any time during the 7 year period from the date on which variable remuneration is awarded to a MRT: (i) there is reasonable evidence of employee misbehaviour or material error, and/or (ii) the firm or the business unit suffers a material failure of risk management, taking account of the individual’s proximity to and responsibility for that incident.

Share plans

Alignment of senior employees with shareholders is achieved through deferral of incentive pay into the SVP. We also encourage wider employee shareholding through the all employee share plans. 83% of the global employee population (excluding Africa) are eligible to participate.

50 |

Governance: Remuneration report 2014 incentives

This section provides details of how 2014 total incentive award decisions were made.

2014 pay and performance headlines

The key performance considerations which the Committee took into account in making its remuneration decisions for 2014 are highlighted below:

¡	Adjusted profit before tax was up 12% to £5,502m (Adjusted profit before tax (ex CTA) was up 9% to £6,667m)

–  Within the Core business, Personal and Corporate Banking and Barclaycard continued to grow profits (up 29% and 13% respectively), Africa Banking has done well but was impacted by adverse currency movements, and the Investment Bank is making progress despite challenging market conditions impacting income

¡	Statutory profit before tax was down 21% at £2,256m (2013: £2,868m)

¡	CRD IV Common Equity Tier 1 (CET1) ratio was up to 10.3% (2013: 9.1%)

¡	The BCBS 270 leverage ratio was up to 3.7% (September 2014: 3.5%)

¡	Balanced Scorecard – Good progress has been made against the Balanced Scorecard in respect of 2018 targets.

The pay outcomes and decisions can be summarised as follows:

¡	The Group compensation to adjusted net income ratio improved to 37.7% (2013: 38.7%). The Core compensation to adjusted net income ratio was 35.7% The Group compensation to net statutory income ratio decreased to 38.5% (2013: 38.7%)

¡	Total compensation costs decreased 8% to £8,891m (2013: £9,616m). Total compensation costs in the Investment Bank were down 9% at £3,620m (2013: £3,978m)

¡	Total incentive awards granted were £1,860m, down 22% on 2013. Investment Bank incentive awards granted were £1,053m, down 24% on 2013

¡	Although no resolutions have yet been reached with the relevant investigating regulatory authorities, the Committee has adopted a prudent approach in relation to any potential settlements with respect to the ongoing Foreign Exchange trading investigations. The 2014 incentive pool, has as a result, been adjusted downwards by the Committee in anticipation of potential future settlements (which are as yet unknown). The Committee will, however, keep the matter under review

¡	There has been strong differentiation on the basis of individual performance to allow the Group to more effectively manage compensation costs

¡	Average value of incentive awards granted per Group employee is £14,100 (2013: £17,000) and the average value of incentive awards granted per Investment Bank employee is £51,400 (2013: £61,000). Average value of incentive awards granted per Group employee excluding the Investment Bank and Non-Core is £6,900 (2013: £7,600)

¡	Levels of bonus deferral continue to significantly exceed the PRA Remuneration Code’s minimum requirements and are expected to remain among the highest deferral levels globally. 2014 bonuses awarded to Managing Directors in the Investment Bank were 100% deferred.

2014 pay – Questions and answers

Why is a 2014 compensation to adjusted net income ratio of 37.7% appropriate for the Group?

The Committee continues to recognise the importance of rebalancing the allocation of income towards shareholders and the ongoing journey towards achieving this remains a key focus.

The Group compensation to adjusted net income ratio has decreased significantly from 42.4% in 2010 to 37.7% in 2014, continuing the trajectory towards a mid-30s ratio in the medium term.

The introduction of RBP in 2014 meant that an additional accounting charge of c.£250m was taken in the year, which would otherwise have been borne in future years under the previous remuneration structures.

If RBP had not been introduced and an equivalent amount provided through bonus, this ratio would have been approximately 1% lower. The impact is greatest within the Investment Bank (c.3%). Without this change, the compensation to adjusted net income ratio for the Investment Bank would have been down year on year.

Within Barclays Core, the ratio is at 35.7% down from 36.2% and is therefore already tracking at the target level of mid-thirties, demonstrating the efficiencies achieved in the Core business.

How do you justify a 2014 incentive pool of £1,860m?

The Committee remains focused on paying for performance while continuing to deliver a greater share of the income we generate to shareholders.

The final 2014 incentive pool of £1,860m is down 22% on 2013. This is despite a 12% improvement in adjusted profit before tax, increases in CET1 and leverage ratios and steady progress towards our key measures under the Balanced Scorecard.

| 51

The following chart illustrates our commitment to controlling and reducing variable remuneration:

Barclays incentive pools

Note

2013 Investment Bank incentive awards have been restated from £1,574m to reflect the business reorganisation outlined in the Strategy Update on 8 May 2014. 2010, 2011 and 2012 Investment Bank incentive awards have not been restated.

What have you done in terms of risk and conduct adjustments in 2014?

The Committee takes risk and conduct matters very seriously and will continue to ensure that there are appropriate adjustments to both individual remuneration and, where necessary, the incentive pool.

Conduct is included as a key metric in the Balanced Scorecard and risk and conduct events are considered as part of the performance management process and reflected in incentive decisions for individuals. All employees have their performance assessed against objectives (the ‘what’) as well as demonstration of Barclays Values and Behaviours (the ‘how’).

To support this there is a strong governance structure with a dedicated review body, the Remuneration Review Panel (Panel), which reports directly to the Committee. The Panel is independent of the business and includes senior representatives from the key control functions of Risk, Compliance, Internal Audit, Legal and HR. It sets the policy and processes and is responsible for assessing the impact on compensation of risk and conduct events.

It is the Committee’s intention that individuals who are accountable, responsible or directly culpable for risk and conduct matters are subject to remuneration reductions as appropriate. This will include reductions to bonus and unvested deferred awards (i.e. malus reductions). While investigations are ongoing, individuals who are under investigation will be subject to suspensions of variable pay, in line with our values and the expectations of our regulators. For current employees who are directly culpable, disciplinary action up to and including dismissal may also result.

In 2014 reductions were made to the incentive pool funding by the Committee for a number of conduct and risk events. These included the ongoing Foreign Exchange trading investigations, PPI, the fines received for gold price fixing, for breaches of the FCA’s Client Asset rules and the US Securities and Exchange Commission’s sanction for compliance violations as well as other issues requiring remediation.

With respect to the ongoing Foreign Exchange trading investigations, although no resolutions have yet been reached with the relevant investigating authorities, the Committee adopted a prudent approach. The 2014 incentive pool has as a result been adjusted downwards by the Committee. The Committee will, however, keep the matter under review.

Total incentive awards granted – current year and deferred (audited)

	Barclays Group				Investment Bank

	Year Ended 31.12.14 £m	Year Ended 31.12.13 £m	% Change		Year Ended 31.12.14 £m	Year Ended 31.12.13[a] £m	% Change

Total current year bonus	885	957	8		381	411	7
Total deferred bonus	757	1,140	34		634	921	31

Bonus pool	1,642	2,097	22		1,015	1,332	24
Commissions, commitments and other incentives	218	281	22		38	46	17

Total incentive awards granted[b]	1,860	2,378	22		1,053	1,378	24
Proportion of bonus that is deferred	46%	54%			62%	69%
Total employees (full time equivalent)	132,300	139,600	5		20,500	22,600	9
Average value of incentive award granted per employee	£14,100	£17,000	17	[c]	£51,400	£61,000	16

Notes

a	2013 Investment Bank figures have been restated to reflect the business reorganisation outlined in the Strategy Update on 8 May 2014.
b	For a reconciliation of total incentive awards granted to the relevant income statement charge, see table on page 53.
c	Average value of incentives granted for Barclays Group excluding the Investment Bank and Non-Core is down 9%.

52 |

Governance: Remuneration report 2014 incentives

Deferral levels vary according to the incentive award quantum. With reductions in incentive award levels, this has reduced the proportion of the bonus that is deferred.

Deferred bonuses are delivered, subject to the rules and only once an employee meets certain conditions, including continued service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table below.

Reconciliation of total incentive awards granted to income statement charge (audited)

	Barclays Group			Investment Bank
	Year Ended 31.12.14 £m	Year Ended 31.12.13 £m	% Change	Year Ended 31.12.14 £m	Year Ended 31.12.13[a] £m	% Change
Total incentive awards for 2014	1,860	2,378	22	1,053	1,378	24
Less: deferred bonuses awarded in 2014	(757)	(1,140)	34	(634)	(921)	31
Add: current year charges for deferred bonuses from previous year	1,067	1,147	7	854	933	8
Other[b]	(108)	169		12	99	88
Income statement charge for performance costs	2,062	2,554	19	1,285	1,489	14

Notes

a	2013 Investment Bank figures have been restated to reflect the business reorganisation outlined in the Strategy Update on 8 May 2014.
b	Difference between incentive awards granted and income statement charge for commissions, commitments and other incentives.

¡	Employees only become eligible to receive shares or cash under a deferred award once all of the relevant conditions have been fulfilled, including the provision of services to the Group

¡	The income statement charge for performance costs reflects the charge for employees’ actual services provided to the Group during the relevant calendar year (including where those services fulfil conditions attached to previously deferred bonuses). It does not include charges for deferred bonuses where conditions have not been met

¡	As a consequence, while the 2014 Group incentive awards granted decreased 22% compared to 2013, the income statement charge for performance costs decreased 19%

Income statement charge (audited)

	Barclays Group			Investment Bank
	Year Ended 31.12.14 £m	Year Ended 31.12.13 £m	% Change	Year Ended 31.12.14 £m	Year Ended 31.12.13[a] £m	% Change
Deferred bonus charge	1,067	1,147	7	854	933	8
Current year bonus charges	885	957	8	381	411	7
Commissions, commitments and other incentives	110	450	76	50	145	66
Performance costs	2,062	2,554	19	1,285	1,489	14
Salaries[b]	4,998	4,981	–	1,749	1,787	2
Social security costs	659	715	8	268	294	9
Post retirement benefits[c]	624	688	9	120	151	21
Allowances and trading incentives	170	211	19	64	86	26
Other compensation costs	378	467	19	134	171	22
Total compensation costs[d]	8,891	9,616	8	3,620	3,978	9

Other resourcing costs
Outsourcing	1,055	1,084	3	9	26	65
Redundancy and restructuring	358	687	48	239	186	(28)
Temporary staff costs	530	551	4	176	249	29
Other	171	217	21	42	69	39
Total other resourcing costs	2,114	2,539	17	466	530	12

Total staff costs	11,005	12,155	9	4,086	4,508	9

Compensation as % of adjusted net income	37.7%	38.7%		47.6%	46.2%
Compensation as % of adjusted income	34.6%	34.5%		47.7%	46.3%
Compensation as % of statutory net income	38.5%	38.7%		47.6%	46.2%
Compensation as % of statutory income	35.2%	34.4%		47.7%	46.3%

Notes

a	2013 Investment Bank figures have been restated to reflect the business reorganisation outlined in the Strategy Update on 8 May 2014.
b	Salaries include Role Based Pay and fixed pay allowances.
c	Post retirement benefits charge includes £242m (2013: £261m) in respect of defined contribution schemes and £382m (2013: £427m) in respect of defined benefit schemes.
d	In addition, £250m (2013: £346m) of Group compensation was capitalised as internally generated software.

¡	Total staff costs decreased 9% to £11,005m, principally reflecting a 19% decrease in performance costs and a 48% decrease in redundancy and restructuring charges

¡	Performance costs decreased 19% to £2,062m, reflecting an 8% decrease to £885m in charges for current year cash and share bonuses, a 7% decrease in the charge for deferred bonuses to £1,067m and a 76% decrease in commissions, commitments and other incentives to £110m

¡	Redundancy and restructuring charges decreased 48% to £358m, due to a number of Transform initiatives that occurred in 2013

| 53

Deferred bonuses awarded are expected to be charged to the income statement in the years outlined in the table that follows.

Year in which income statement charge is expected to be taken for deferred bonuses awarded to datea

	Actual		Expected[b]
	Year Ended 31.12.13 £m	Year Ended 31.12.14 £m	Year Ended 31.12.15 £m	2016 and beyond £m
Barclays Group
Deferred bonuses from 2011 and earlier bonus pools	621	202	18	–
Deferred bonuses from 2012 bonus pool	526	286	106	15
Deferred bonuses from 2013 bonus pool	–	579	294	145
Deferred bonuses from 2014 bonus pool	–	–	421	304
Income statement charge for deferred bonuses	1,147	1,067	839	464

Investment Bank
Deferred bonuses from 2011 and earlier bonus pools	480	172	15	–
Deferred bonuses from 2012 bonus pool	453	226	84	12
Deferred bonuses from 2013 bonus pool	–	456	232	113
Deferred bonuses from 2014 bonus pool	–	–	362	249
Income statement charge for deferred bonuses	933	854	693	374

Bonus pool component	Expected grant date	Expected payment date(s)[a]	Year(s) in which income statement charge arises[c]
Current year cash bonus	¡ February 2015	¡ February 2015	¡ 2014
Current year share bonus	¡ February/March 2015	¡ February 2015 to September 2015	¡ 2014
Deferred cash bonus	¡ March 2015	¡ March 2016 (33.3%)	¡ 2015 (48%)
		¡ March 2017 (33.3%)	¡ 2016 (35%)
		¡ March 2018 (33.3%)	¡ 2017 (15%)
¡ 2018 (2%)
Deferred share bonus	¡ March 2015	¡ March 2016 (33.3%)	¡ 2015 (48%)
		¡ March 2017 (33.3%)	¡ 2016 (35%)
		¡ March 2018 (33.3%)	¡ 2017 (15%)
¡ 2018 (2%)

Notes

a	The actual amount charged and amounts delivered are subject to the rules including all conditions being met prior to the expected delivery date and will vary compared with the above expected amounts. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment. Dividend equivalent shares may also be awarded under SVP awards.
b	Does not include the impact of grants which will be made in 2015 and 2016.
c	The income statement charge is based on the period over which performance conditions are met.

54 |

Governance: Remuneration report Annual report on Directors’ remuneration

This section explains how our Directors’ remuneration policy was implemented during 2014.

Executive Directors

Executive Directors: Single total figure for 2014 remuneration (audited)

The following table shows a single total figure for 2014 remuneration in respect of qualifying service for each executive Director together with comparative figures for 2013.

	Salary £000		Role Based Pay £000		Taxable benefits £000		Annual bonus £000		LTIP £000		Pension £000		Total £000
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Antony Jenkins	1,100	1,100	950	–	100	138	1,100	–	1,854	–	363	364	5,467	1,602
Tushar Morzaria	800	171	750	–	95	14	900	1,200	–	–	200	43	2,745	1,428

The single total figure for 2014 for the executive Directors is higher than for 2013 since Antony Jenkins voluntarily declined a 2013 bonus and the current executive Directors had no LTIP vesting in 2013. Antony Jenkins has an LTIP scheduled for release award for the performance period 2012-2014 which is shown in the table. Tushar Morzaria joined the Board with effect from 15 October 2013 so his 2013 salary, pension and benefits relate to his part year qualifying service.

Additional information in respect of each element of pay for the executive Directors (audited)

Salary

Antony Jenkins is paid a salary of £1,100,000 per annum as Group Chief Executive. Tushar Morzaria has been paid a salary of £800,000 per annum since his appointment to the Group Finance Director role.

Role Based Pay (RBP)

With effect from 1 January 2014, both executive Directors received RBP. RBP is delivered quarterly in shares which are subject to a holding period with restrictions lifting over five years (20% each year). The value shown is of shares at the date awarded.

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, relocation, home leave related costs, car allowance and the use of a company vehicle and driver when required for business purposes.

Annual Bonus

Annual bonuses are discretionary and are typically awarded in Q1 following the financial year to which they relate. The 2014 bonus awards reflect the Committee’s assessment of the extent to which each of the executive Directors achieved their Financial (50% weighting) and Balanced Scorecard (35% weighting) performance measures, and their personal objectives (15% weighting). More information on the performance measures and the outcomes for the 2014 bonuses is set out on page 56 and 57.

60% of each executive Director’s 2014 bonus will be deferred in the form of an award under the SVP vesting over three years with one third vesting each year. 20% will be paid in cash and 20% delivered in shares. All shares (whether deferred or not deferred) are subject to a further six month holding period from the point of release. 2014 bonuses are subject to clawback provisions and, additionally, unvested deferred 2014 bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

LTIP

Barclays LTIP amount included in Antony Jenkins’ 2014 single total figure is the value of the amount scheduled to be released in relation to the LTIP award granted in 2012 in respect of performance period 2012-2014. As Tushar Morzaria was not a participant in this cycle, the LTIP figure in the single figure table is shown as zero for him. Release is dependent on, amongst other things, performance over the period from 1 January 2012 to 31 December 2014. The performance achieved against the performance targets is as follows.

Performance measure	Weighting	Threshold	Maximum 100% vesting	Actual	% of maximum achieved
Return on Risk Weighted Assets (RoRWA)	60%	23% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%	0.5%	0%
Loan loss rate	30%	10% of award vests for average annual loan loss rate of 93 bps	Average annual loan loss rate of 70 bps or below	60 bps	30%
Citizenship metrics	10%	Performance against the Barclays Citizenship strategy is assessed by the Committee to determine the % of the award that may vest between 0% and 10%		N/A	0%

The LTIP award is also subject to a discretionary underpin in that the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should be considered for release to the extent of 30% of the maximum number of shares under the total award. The shares are scheduled to be released in May 2015. 50% of any shares that are released (after deductions for income tax and social security contributions) are subject to a 12 month holding period.

| 55

Pension

Executive directors are paid cash in lieu of pension contributions. This is market practice for senior executives in comparable roles.

2014 Annual Bonus outcomes

(i) Antony Jenkins

The Committee considered Antony Jenkins’ performance against the financial and non-financial measures which had been set to reflect the strategic priorities for 2014. A summary of the assessment for Antony Jenkins against his specific performance measures is provided in the following table.

Antony Jenkins

Performance measures	Weighting	Target	2014	Assessment	Outcome
Financial
Adjusted profit before tax	20%	£5.14bn – £5.92bn	£5.5bn	100%	20%
Adjusted Costs (ex CTA)	10%	£17.11bn – £16.24bn	£16.9bn	100%	10%
CET1 ratio (fully loaded basis)	10%	10.1% – 10.6%	10.3%	100%	10%
Leverage ratio	10%	3.0% – 3.5%	3.7%	100%	10%
Balanced Scorecard – 5 Cs
Customer & Client
Colleague		2018 targets		Steady progress
Citizenship	35%			on all targets	22%
Conduct
Company
Personal objectives/contribution	15%	See below		Judgemental assessment	11%
Total	100%				83%
Final outcome after the exercise of Remuneration Committee discretion					57%

In aggregate, the performance assessment resulted in an overall outcome of 83% of maximum bonus opportunity being achieved. Notwithstanding the performance assessment outcome of 83%, the Committee subsequently used its discretion to reduce the overall outcome by 26% to 57%. The adjustment was considered appropriate in the context of an holistic assessment which recognised that, amongst other factors, while there has been solid financial performance and steady progress has been made on strategic repositioning, statutory profit before tax continues to be impacted by material conduct issues and there remains significant further work to be done to improve overall returns. This adjustment therefore also incorporated consideration of executive accountability for the significant group-wide conduct issues that impacted Barclays in 2014 which included, for example, the ongoing Foreign Exchange trading investigations. The resulting 2014 bonus is £1,100,000 (57% of maximum bonus).

The considerations and rationale for the outcome of each component are set out below.

Financial (50% weighting)

The approach adopted for assessing financial performance is based on driving balanced performance outcomes across a range of measures. In line with this, performance is initially assessed against a target range for each financial measure with a binary outcome i.e. below range (zero) and within range (100%). Each financial measure has a weighting allocated, the total of which equals 50% of maximum bonus opportunity. After this the Committee is required to apply discretion, considering all relevant factors, to ensure that the final outcome is appropriate.

As each financial target has been met or exceeded, a formulaic assessment of the current outcomes against financial measures implies a full 50% weighting (prior to the application of Committee discretion). There has been sustained and consistent progress made towards our 2016 Transform targets and Barclays has met all 2014 Transform financial and capital targets. Higher Group and Core adjusted profit before tax were driven by focused cost saving initiatives. Significant Non-Core run down throughout the year contributed to strengthening of Group capital and leverage ratios. Group adjusted profit before tax increased 12% to £5,502m. CET1 ratio increased to 10.3% (2013: 9.1%) demonstrating progress towards the 2016 Transform financial target in excess of 11%. The leverage ratio increased to 3.7% close to the 2016 Transform target to exceed 4%.

Balanced Scorecard (35% weighting)

Each of the five “Cs” of the Balanced Scorecard was assessed. This year the Balanced Scorecard was cascaded throughout the organisation and now forms part of the framework against which employees are assessed. There has been steady progress across the Balanced Scorecard towards our 2018 targets. There was however deterioration in the sustained engagement metric and the Relationship Net Promoter Score. The move in both metrics is predominately due to changes Barclays has undergone during 2014 with the Strategy Update affecting a structural change in the company. Citizenship initiatives are on track or ahead of target. Progress has been made on the company metric especially in our fully loaded CRD IV CET1 ratio metric where recent European Banking Authority and Bank of England stress tests highlighted Barclays capital strength and resilience to stress scenarios.

Based on an assessment of performance against 2014 Balanced Scorecard milestones, the Committee has agreed a 22% outcome out of a maximum of 35%.

Personal objectives (15% weighting)

Antony Jenkins has shown strong leadership throughout the year and has been fully committed to delivering on the Transform financial targets and on improving the control environment across the organisation during 2014. Progress against the Transform targets provides strong evidence that the decisive reshaping of the business announced in the 2014 Strategy update is working. Antony Jenkins’ commitment to Barclays’ Values, both personally and in continuing to promote their importance throughout the organisation is highly commendable. Progress in embedding cultural change has continued and changes made are being recognised both internally and externally as illustrated in the Conduct measures in our Balanced Scorecard. He has strengthened the Executive Committee and the Senior Leadership Group. The Committee judged that 11% of a maximum of 15% was appropriate.

56 |

Governance Remuneration report Annual report on Directors’ remuneration

(ii) Tushar Morzaria

The Committee undertook the same considerations in respect of financial performance, achievement against the Balanced Scorecard targets and personal measures for Tushar Morzaria. A summary of the assessment for Tushar Morzaria against his specific performance measures is provided in the following table.

Tushar Mozaria

Performance measures	Weighting	Target	2014	Assessment	Outcome
Financial
Adjusted profit before tax	20%	£5.14bn – £5.92bn	£5.5bn	100%	20%
Adjusted Costs (ex CTA)	10%	£17.11bn – £16.24bn	£16.9bn	100%	10%
CET1 ratio (fully loaded basis)	10%	10.1% – 10.6%	10.3%	100%	10%
Leverage ratio	10%	3.0% – 3.5%	3.7%	100%	10%
Balanced Scorecard – 5 Cs
Customer & Client
Colleague		2018 targets		Steady progress
Citizenship	35%			on all targets	22%
Conduct
Company
Personal objectives/contribution	15%	See below		Judgemental assessment	11%
Total	100%				83%
Final outcome after the exercise of Remuneration Committee discretion					64%

The assessment on the financial and Balanced Scorecard performance measures is set out above. There was continued strong momentum on costs and capital both for the year and in terms of progress towards 2016 financial targets. On a personal basis, the Committee concluded that Tushar Morzaria had demonstrated a consistent strive for excellence and challenged the status quo where appropriate to drive results and achieve cost targets. He has also demonstrated strong and effective leadership of the finance, tax and treasury functions and has developed strong external relationships with the regulators.

In aggregate, performance assessment resulted in an overall outcome of 83% of maximum being achieved. Following a holistic review by the Committee and after the exercise of discretion, the annual bonus has been set at £900,000 (64% of maximum bonus).

Executive Directors: Other LTIP awards

The Directors’ remuneration reporting regulations require inclusion in the single total figure of only the value of the LTIP awards whose last year of performance ends in the relevant financial year and whose vesting outcome is known. For 2014, this is the award to Antony Jenkins under the 2012-2014 LTIP cycle and further details are set out on page 55. This section sets out other LTIP cycles in which the executive Directors participate, the outcome of which remains dependent on future performance.

LTIP awards to be granted during 2015

The Committee decided to make awards under the 2015-2017 LTIP cycle to both Antony Jenkins and Tushar Morzaria with a face value at grant of 120% of their respective fixed pay at 31 December 2014. The 2015-2017 LTIP awards will be subject to the following performance measures.

Performance measure	Weighting	Threshold	Maximum vesting
Net Generated Equity[a]	30%	7.5% of award vests for Net Generated Equity of £1,363m	Net Generated Equity of £1,844m

Core Return on Risk Weighted Assets (RoRWA) excluding own credit	20%	5% of award vests for average annual Core RoRWA of 1.34%	Average annual Core RoRWA of 1.81%

Non-Core drag on Adjusted Return on Equity (RoE)	10%	2.5% of award vests for Non-Core drag on Adjusted RoE of –4.02%	Non-Core drag on Adjusted RoE of –2.97%
Loan Loss Rate	10%	2.5% of award vests for average annual loan loss rate of 70bps	Average annual loan loss rate of 55bps or below
Balanced Scorecard	30%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 30%. Each of the 5Cs in the Balanced Scorecard has equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However, retrospective disclosure of the targets and performance against them will be made in the 2017 Remuneration Report subject to commercial sensitivity no longer remaining.

Note

a	Net Generated Equity is a metric which converts changes in the CET1 ratio into an absolute capital equivalent measure. For remuneration purposes, Net Generated Equity will exclude inorganic actions such as rights issues, as determined by the Committee.

Straight line vesting applies between the threshold and maximum points in respect of the financial and risk measures.

The awards are subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group. Awards under the 2015-2017 LTIP cycle will also be subject to malus and clawback provisions.

| 57

Outstanding LTIP awards

(i) LTIP awards granted during 2013

The performance measures for the awards made under the 2013-2015 LTIP cycle are shown below.

Performance measure	Weighting	Threshold	Maximum vesting

Return on Risk Weighted Assets (RoRWA)	50%	13% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%

Loan loss rate	30%	10% of award vests for average annual loan loss rate of 75 bps	Average annual loan loss rate of 60 bps or below

Balanced Scorecard	20%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. Each of the 5Cs in the Balanced Scorecard has equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However, retrospective disclosure of the targets and performance against them will be made in the 2015 Remuneration Report subject to commercial sensitivity no longer remaining.

Straight line vesting applies between the threshold and maximum points in respect of the RoRWA and Loan loss rate measures respectively. If the Committee is satisfied with the underlying financial health of the Group based on profit before tax, depending on the extent of its satisfaction, the percentage of Barclays shares that may be considered for release by the Committee under the RoRWA measure can be increased or decreased by 10% of the total award, subject always to a maximum of 50% of the award. Performance outcome will be determined at the end of the performance period.

(ii) LTIP awards granted during 2014

Awards were made on 17 March 2014 under the 2014-2016 LTIP cycle at a share price on the date of grant of £2.3259, in accordance with our remuneration policy to the executive Directors. This is the price used to calculate the face value below.

	% of salary	Number of shares	Face value at grant	Performance period

Antony Jenkins	400%	1,891,740	£4,400,000	2014-2016
Tushar Morzaria	400%	1,375,811	£3,200,000	2014-2016

The performance measures for the 2014-2016 LTIP awards are as follows:

Performance measure	Weighting	Threshold	Maximum vesting

Return on Risk Weighted Assets (RoRWA)	50%	23% of award vests for average annual RoRWA of 1.08%	Average annual RoRWA of 1.52%

Loan loss rate	20%	7% of award vests for average annual loan loss rate of 70 bps	Average annual loan loss rate of 55 bps or below

Balanced Scorecard	30%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 30%. Each of the 5Cs in the Balanced Scorecard has equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However, retrospective disclosure of the targets and performance against them will be made in the 2016 Remuneration Report subject to commercial sensitivity no longer remaining.

Straight line vesting applies between the threshold and maximum points in respect of the RoRWA and Loan loss rate measures respectively. If the Committee is satisfied with the underlying financial health of the Group based on profit before tax, depending on the extent of its satisfaction, the percentage of Barclays shares that may be considered for release by the Committee under the RoRWA measure can be increased or decreased by 10% of the total award, subject always to a maximum of 50% of the award. Performance outcome will be determined at the end of the performance period.

Executive Directors: pension (audited)

Antony Jenkins left the UK pension scheme in April 2012, and then started receiving cash in lieu of pension. He has benefits in both the final salary 1964 section and in the cash balance Afterwork section. The accrued pension shown below relates to his 1964 section pension only. The other pension entries relate to his benefits in both sections.

Tushar Morzaria receives cash in lieu of pension.

	Accrued pension at 31 December 2014 £000	Increase in value of accrued pension over year net of inflation £000	Normal retirement date	Pension value in 2014 from DB Scheme £000	2014 cash in lieu of pension £000	2014 Total £000

Antony Jenkins	4	0	11 July 2021	0	363	363
Tushar Morzaria	–	–	–	–	200	200

58 |

Governance: Remuneration report Annual report on Directors’ remuneration

Executive Directors: Statement of implementation of remuneration policy in 2015

This section explains how the approved Directors’ remuneration policy will be implemented in 2015.

	Antony Jenkins	Tushar Morzaria	Comments
Salary	£1,100,000	£800,000	No change from 2014.
RBP	£950,000	£750,000	Delivered quarterly in shares subject to a holding period with restrictions lifting over five years. No change from 2014.
Pension	33% of salary	25% of salary	Fixed cash allowance in lieu of participation in pension plan. No change from 2014.
Maximum bonus	80% of fixed pay	80% of fixed pay	Award subject to performance over the year and delivered in cash and shares, a proportion of which is deferred (60%) over three years with one-third vesting each year, and subject to a further six month holding period. No change from 2014.
Maximum LTIP	120% of fixed pay	120% of fixed pay	Award under the LTIP cycle to be delivered in shares. Vesting dependent on performance over the three year period and subject to a further two year holding period after vesting. No change from 2014.

Total Fixed Pay

The Directors’ remuneration policy sets out the policy on RBP for executive Directors. Following the EBA Opinion on allowances, published in October 2014, and despite the formal power to reduce RBP in the Directors’ remuneration policy, the Committee has agreed that total fixed pay (Salary and RBP elements) will not be reduced in 2015. The EBA is expected to update its guidelines and, subject to this update, further changes to the structure of RBP may be required.

Clawback and malus

Clawback applies to any variable remuneration awarded to the executive Directors on or after 1 January 2015. Barclays may apply clawback if at any time during the 7 year period from the date on which any variable remuneration is awarded: (i) there is reasonable evidence of individual misbehaviour or material error, and/or (ii) the firm suffers a material failure of risk management, taking account of the individual’s proximity to and responsibility for that incident.

As set out in the Directors’ remuneration policy, malus provisions will continue to apply to unvested deferred awards.

| 59

2015 Annual bonus

The annual bonus opportunity will be consistent with the Directors’ remuneration policy in terms of the maximum bonus opportunity, deferral and malus. Any 2015 bonus will also be subject to clawback provisions. Performance measures with appropriately stretching targets have been selected to cover a range of financial and non-financial goals that support the key strategic objectives of the Company. The performance measures and weightings are shown below.

Financial (50% weighting) A performance target range has been set for each financial measure.	¡ ¡ ¡ ¡	Adjusted profit before tax (20% weighting) Adjusted Costs (ex CTA) (10% weighting) Common Equity Tier 1 ratio (fully loaded basis) (10% weighting) Leverage ratio (10% weighting)
Balanced Scorecard (35% weighting)	¡	Progress towards the five year Balanced Scorecard targets will be assessed by the Committee at the year end. Each of the 5Cs in the Balanced Scorecard will have equal weighting

Personal objectives (15% weighting)	Antony Jenkins’ 2015 personal objectives include:
Personal objectives for each executive Director are aligned to Barclays’ Purpose, Values and Behaviours and to the 5Cs of the Balanced Scorecard	Customers & Clients:	¡	Continue to position Barclays as the ‘Go-To’ bank, embed a customer and client focused culture boosted by innovation, and a process for continuous improvement across the bank
	Colleagues:	¡	Strengthen colleague engagement at all levels by acting on Employee Opinion Survey feedback
	Citizenship:	¡	Continue to restore trust in Barclays’ brand and position Barclays as a socially useful bank, supporting in particular innovation, enterprise and employability in the communities we serve
		¡	Deepen engagement and demonstrate industry leadership with key external stakeholders globally
	Conduct:	¡	Ensure the Conduct Risk Framework is embedded in the business and that we act with integrity in everything we do
		¡	Make significant progress in remediating legacy issues, mitigating reputational and financial risk wherever possible
	Company:	¡

Deliver on financial commitments with particular focus on capital accretion, cost management and revenue generation. Continue to drive improving returns in the Investment Bank and accelerate the run-down of Non-Core

		¡	Manage risk and control effectively by ensuring applicable risk frameworks are applied and a positive risk culture is embedded
		¡	Implement Structural Reform Programme
Tushar Morzaria’s 2015 personal objectives include:
	Customers & Clients:	¡	Deliver “Go-To” operating model – transformational change, enabling structural and regulatory reform, through a simplified operating model and improved process and technology
	Colleagues:	¡	Effective leadership and colleague engagement to ensure collective responsibility for achievement of objectives
		¡	Create a diverse and inclusive environment where colleagues can fulfil their potential
	Citizenship:	¡	Leadership and active support of Group-wide objectives as defined in 2015 citizenship plan
	Conduct:	¡	Effective management of external relationships and reputation
		¡	Fully embed the Conduct Risk Framework into the activities of Group Finance, Tax and Treasury
		¡	Manage strategic tax decisions to ensure we operate in the right way in line with our principles
	Company:	¡	Deliver on 2015 financial commitments with particular focus on capital/leverage requirements and cost management
		¡	Manage risk and control effectively by ensuring all material risks are identified, managed and reported and a positive risk culture is embedded

60 |

Governance: Remuneration report Annual report on Directors’ remuneration

Detailed calibration of the Financial and Balanced Scorecard targets is commercially sensitive and it is not appropriate to disclose this information externally on a prospective basis. Disclosure of achievement against the targets will be made in the 2015 annual report subject to the targets no longer being sensitive. The Committee may exercise its discretion to amend the formulaic outcome of assessment against the targets. Any exercise of discretion will be disclosed and explained.

Illustrative scenarios for executive Directors’ remuneration

The charts below show the potential value of the current executive Directors’ 2015 remuneration in three scenarios: ‘Minimum’ (i.e. fixed pay only), ‘Maximum’ (i.e. fixed pay and the maximum variable pay that may be awarded) and ‘Mid-point’ (i.e. fixed pay and 50% of the maximum variable pay that may be awarded). For the purposes of these charts, the value of benefits is based on an estimated annual value. The scenarios do not reflect share price movement between award and vesting. LTIP is included at face value; the amount received and included in the single total figure for remuneration will depend on performance over the performance period.

A significant proportion of the potential remuneration of the executive Directors is variable and is therefore performance-related and subject to clawback, deferral and malus.

Total remuneration opportunity: Group Chief Executive (£000)	Total remuneration opportunity: Group Finance Director (£000)

In the above illustrative scenarios, benefits include regular contractual benefits. Additional ad hoc benefits may arise, for example, overseas relocation of executive Directors, but will always be provided in line with the Directors’ remuneration policy.

Performance graph and table

The performance graph below illustrates the performance of Barclays over the past six financial years from 2009 to 2014 in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. The index has been selected because it represents a cross-section of leading UK companies.

In addition, the table below provides a summary of the total remuneration of the relevant Group Chief Executive over the same six-year period as the graph above. For the purpose of calculating the value of the remuneration of the Group Chief Executive, data has been collated on a basis consistent with the ‘single figure’ methodology.

Year	2009	2010	2011		2012	2012		2013		2014

Group Chief Executive	John Varley	John Varley	Bob Diamond		Bob Diamond[a]	Antony Jenkins[b]		Antony Jenkins		Antony Jenkins

Group Chief Executive single figure of total remuneration £000s	2,050	4,567	11,070	[c]	1,892	529		1,602		5,467
Annual bonus against maximum opportunity %	0%	100%	80%		0%	0%		0%		57%
Long-term incentive vesting against maximum opportunity %	50%	16%	N/A	[d]	0%	N/A	[d]	N/A	[d]	30%

Antony Jenkins’ 2014 pay is higher than in earlier years since he declined a bonus in 2012 and 2013 and did not have LTIP vesting in those years.

Notes

a	Bob Diamond left the Board on 3 July 2012.
b	Antony Jenkins became Group Chief Executive on 30 August 2012.
c	Number in the single figure table above for 2011 is inclusive of £5,745k tax equalisation as set out in the 2011 Remuneration Report. He was tax equalised on tax above the UK rate where that could not be offset by a double tax treaty.
d	Not a participant in a long-term incentive award which vested in the period.

| 61

Percentage change in Group Chief Executive’s remuneration

The table below shows how the percentage change in the Group Chief Executive’s salary, benefits and bonus between 2013 and 2014 compares with the percentage change in the average of each of those components of pay for United Kingdom based employees.

	Salary	Role Based Pay	Benefits	Annual bonus

Antony Jenkins	No Change	Introduced in 2014	(27.5%)	See note below

Average based on UK employees	3.1%	Introduced in 2014	No change	(8.4%)

Note

Antony Jenkins announced on 3 February 2014 that he would decline any 2013 bonus offered to him by the Committee. It is therefore not possible to calculate a percentage increase from 2013 to 2014.

We have chosen UK employees as the comparator group as it is the most representative group for pay structure comparisons.

Relative importance of spend on pay

A year on year comparison of the relative importance of pay and distributions to shareholders is shown below. 2014 Group compensation costs have reduced by 8% and dividends to shareholders have increased 23% from 2013.

Group Compensation Costs (£m)	Dividends to shareholders (£m)

Chairman and non-executive Directors

Remuneration for non-executive Directors reflects their responsibility and time commitment and the level of fees paid to non-executive Directors of comparable major UK companies.

Chairman and non-executive Directors: Single total figure for 2014 fees (audited)

	Fees		Benefits		Total

	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000

Chairman
Sir David Walker	750	750	19	17	769	767

Non-executive Directors
Mike Ashley[a]	213	39	–	–	213	39
Tim Breedon	240	183	–	–	240	183
Fulvio Conti[b]	37	110	–	–	37	110
Simon Fraser[c]	47	140	–	–	47	140
Crawford Gillies[d]	91	–	–	–	91	–
Reuben Jeffery III	160	124	–	–	160	124
Wendy Lucas-Bull[e]	105	25	–	–	105	25
Dambisa Moyo	151	129	–	–	151	129
Frits van Paasschen[f]	80	33	–	–	80	33
Sir Michael Rake	250	220	–	–	250	220
Diane de Saint Victor[g]	135	90	–	–	135	90
Sir John Sunderland	190	189	–	–	190	189
Steve Thieke[h]	131	–	–	–	131	–
David Booth[i]	–	185	–	–	–	185
Sir Andrew Likierman[j]	–	45	–	–	–	45

Total	2,580	2,262	19	17	2,599	2,279

Non-executive directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays.

The Chairman is provided with private medical cover and the use of a company vehicle and driver when required for business purposes.

Notes

a	Mike Ashley joined the Board as a non-executive Director with effect from 18 September 2013.
b	Fulvio Conti retired from the Board as a non-executive Director with effect from 24 April 2014.
c	Simon Fraser retired from the Board as a non-executive Director with effect from 24 April 2014.
d	Crawford Gillies joined the Board as a non-executive Director with effect from 1 May 2014.
e	Wendy Lucas-Bull joined the Board as a non-executive Director with effect from 19 September 2013.
f	Frits van Paasschen joined the Board as a non-executive Director with effect from 1 August 2013.
g	Diane de Saint Victor joined the Board as a non-executive Director with effect from 1 March 2013.
h	Steve Thieke joined the Board as a non-executive Director with effect from 7 January 2014.
i	David Booth retired from the Board as a non-executive Director with effect from 31 December 2013.
j	Sir Andrew Likierman retired from the Board as a non-executive Director with effect from 25 April 2013.

62 |

Governance: Remuneration report Annual report on Directors’ remuneration

Chairman and Non-executive Directors: Statement of implementation of remuneration policy in 2015

2015 fees for the Chairman and non-executive Directors are shown below.

	1 January 2015 £000	1 January 2014 £000	Percentage increase

Chairman[a]	750	750	0
Deputy Chairman[a]	250	250	0
Board member	80	80	0
Additional responsibilities
Senior Independent Director	30	30	0
Chairman of Board Audit or Board Remuneration Committee	70	70	0
Chairman of Board Financial Risk Committee	60	60	0
Chairman of Board Conduct, Operational and Reputational Risk Committee[b]	50	–	–
Membership of Board Audit or Board Remuneration Committee	30	30	0
Membership of Board Conduct, Operational and Reputational Risk Committee	25	25	0
Membership of Board Financial Risk Committee	25	25	0
Membership of Board Corporate Governance and Nominations Committee	15	15	0

Notes

a	The Chairman and Deputy Chairman do not receive any other additional responsibility fees in addition to the Chairman and Deputy Chairman fees respectively.
b	The Chairman was Chairman of Board Conduct, Operational and Reputational Risk Committee until April 2014 and so did not receive a separate fee for this role. Reuben Jeffery became Chairman of this Committee from April 2014 and he has been paid a separate fee for this role since then.

Payments to former Directors

Former Group Finance Director: Chris Lucas

Chris Lucas stepped down as Group Finance Director and from the Board on 16 August 2013 due to ill health.

In line with his contract of employment, Chris Lucas received contractual sick pay (100% of base salary), pension allowance and other benefits including private medical cover, life assurance cover, Executive Income Protection Plan (EIPP), car allowance and the use of a company vehicle and driver when required for business purposes. His contractual sick pay, pension allowance and car allowance ceased on 15 February 2014 and his use of a company vehicle and driver ceased on 31 December 2014.

From 16 February 2014, Chris Lucas continued to receive life assurance cover, private medical cover and payments under the EIPP. Full details of his eligibility under the EIPP were disclosed in the 2013 Directors’ Remuneration Report (page 91 of the 2013 20-F). In 2014, the 2011 – 2013 LTIP award vested to Chris Lucas. This was disclosed in the 2013 Directors’ Remuneration Report (page 89 of the 2013 20-F).

Former Chairman: Marcus Agius

Marcus Agius was appointed as a senior adviser providing corporate advisory support to Barclays Corporate and Investment Banking with effect from 1 November 2012. His fee for this role was disclosed in the 2013 Directors’ Remuneration Report (page 92 of the 2013 20-F). The appointment was reviewed after 12 months to determine the value provided from the arrangement and as a result was extended until 31 March 2014 when the arrangement ended. He has received no cash payments after 31 March 2014. He was eligible for private medical cover until 31 December 2014, as provided for in his contract.

Directors’ shareholdings and share interests

Executive Directors’ shareholdings and share interests

The chart below shows the value of Barclays’ shares held beneficially by Antony Jenkins and Tushar Morzaria as at 27 February 2015 that count towards the shareholding requirement of, as a minimum, Barclays’ shares worth four times salary. Executive Directors have five years from the later of (i) 2013 and (ii) date of appointment to meet this requirement. At close of business on 27 February 2015, the market value of Barclays ordinary shares was £2.569.

Antony Jenkins (£000)

Tushar Morzaria (£000)

| 63

Tushar Morzaria joined Barclays in October 2013. He is building up to the shareholding requirement as his share awards vest (net of shares sold to cover any income tax and social security). In addition, his 2014-2016 and 2015-2017 LTIP and SVP share awards ensure alignment with shareholders.

The table below shows shares owned beneficially by all the Directors and shares over which executive Directors hold awards which are subject to either deferral terms or performance conditions. The shares shown below that are subject to performance conditions are based on the maximum number of shares that may be released.

Interests in Barclays PLC shares (audited)

	Owned outright	Unvested		Total as at 31 December 2014 (or date of retirement from the Board, if earlier)	Total as at 27 February 2015
		Subject to performance measures	Not subject to performance measures

Executive Directors
Antony Jenkins	4,161,856	5,948,232	1,412,347	11,522,435	11,522,435
Tushar Morzaria	437,627	1,375,811	1,043,434	2,856,872	2,856,872

Chairman
Sir David Walker	138,751	–	–	138,751	138,751

Non-Executive Directors
Mike Ashley	17,541	–	–	17,541	17,541
Tim Breedon	13,207	–	–	13,207	13,207
Fulvio Conti[a]	84,586	–	–	84,586	–
Simon Fraser[b]	120,041	–	–	120,041	–
Crawford Gillies[c]	52,110			52,110	52,110
Reuben Jeffery III	176,230	–	–	176,230	176,230
Wendy Lucas-Bull	8,365	–	–	8,365	8,365
Dambisa Moyo	34,608	–	–	34,608	34,608
Frits van Paasschen	10,535	–	–	10,535	10,535
Sir Michael Rake	68,462	–	–	68,462	68,462
Diane de Saint Victor	12,914	–	–	12,914	12,914
Sir John Sunderland	135,038	–	–	135,038	135,038
Steve Thieke[d]	16,392	–	–	16,392	16,392
John McFarlane[e]	–	–	–	–	–

Notes

a	Fulvio Conti retired from the Board as a non-executive Director with effect from 24 April 2014.
b	Simon Fraser retired from the Board as a non-executive Director with effect from 24 April 2014.
c	Crawford Gillies joined the Board as a non-executive Director with effect from 1 May 2014.
d	Steve Thieke joined the Board with effect from 7 January 2014.
e	John McFarlane joined the Board with effect from 1 January 2015.

64 |

Governance: Remuneration report Annual report on Directors’ remuneration

Barclays Board Remuneration Committee

The Board Remuneration Committee is responsible for overseeing Barclays’ remuneration as described in more detail below.

Terms of Reference

The role of the Committee is to:

¡	set the over-arching principles and parameters of remuneration policy across the Group;

¡	consider and approve the remuneration arrangements of the Chairman, the executive Directors, other senior executives and those employees, including MRTs, whose total annual compensation exceeds an amount determined by the Committee from time to time (currently total annual compensation of £1m or more); and

¡	exercise oversight for remuneration issues.

The Committee also considers and approves buy outs of forfeited rights for new hires of £1m or more, and packages on termination where the total value is £1m or more. It reviews the policy relating to all remuneration plans including pensions, and considers and approves policies to promote the alignment of the interests of shareholders and employees. It is also responsible for the selection and appointment of its independent remuneration adviser.

The Terms of Reference can be found at barclays.com/corporategovernance or from the Company Secretary on request.

Chairman and members

The Chairman and members of the Committee are as follows:

¡	Sir John Sunderland, Committee member since 1 July 2005, Committee Chairman since 24 July 2012

¡	Sir David Walker, Committee member since 1 September 2012

¡	Simon Fraser, Committee member from 1 May 2009 to 24 April 2014

¡	Tim Breedon, Committee member since 1 December 2012

¡	Steve Thieke, Committee member since 6 February 2014

¡	Crawford Gillies, Committee member since 1 May 2014

Sir David Walker was considered independent on appointment as Board Chairman. All other current members are considered independent by the Board.

Remuneration Committee attendance in 2014

	Number of meetings eligible to attend	Number of meetings attended

Sir John Sunderland	5	4
Sir David Walker	5	5
Simon Fraser	2	2
Tim Breedon	5	5
Steve Thieke	4	4
Crawford Gillies	3	3

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review. The 2014 review concluded that the Committee is operating effectively. Full details of the Board Effectiveness review can be found on page 27.

Advisers to the Remuneration Committee

During 2014, the Committee was advised by Towers Watson. Towers Watson was re-appointed by the Committee in April 2014 following a market review. The Committee is satisfied that the advice provided by Towers Watson to the Committee is independent. Towers Watson is a signatory to, and its continuing appointment as adviser to the Committee is conditional on adherence to, the voluntary UK Code of Conduct for executive remuneration consultants.

Towers Watson’s work includes advising the Committee and providing the latest market data on compensation and trends when considering incentive levels and remuneration packages. A representative from Towers Watson attends Committee meetings, when requested by the Committee. Towers Watson is available to advise and meet with the Committee members separate from management.

Fees for Committee work are charged on a time/cost basis and Towers Watson were paid a total of £193,000 (excluding VAT) in fees for its advice to the Committee in 2014 relating to the executive Directors (either exclusively or along with other employees within the Committee’s Terms of Reference).

| 65

Towers Watson provides pensions advice, advice on health and benefits provision, assistance and technology support for employee surveys and performance management, and remuneration data to the Group. Towers Watson also provides pensions advice and administration services to the Barclays Bank UK Retirement Fund.

The Committee regularly reviews the objectivity and independence of the advice it receives from Towers Watson.

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

Remuneration Committee activities in 2014

The following provides a summary of the Committee’s activities during 2014 and during the February 2015 meeting when 2014 remuneration decisions were finalised.

Meeting	Fixed and variable pay issues	Governance, risk and other matters

February 2014

¡  Approved executive Directors’ and senior executives’ 2014 fixed pay

¡   Approved final 2013 incentive funding

¡  Approved proposals for executive Directors’ and senior executives’ 2013 bonuses and 2014 LTIP awards for executive Directors

¡ Risk adjustment and malus review ¡ Approved 2013 remuneration report ¡ Review of reward communications strategy ¡ Finance and Risk update

April 2014

¡  Approved 2014 executive Directors and Group Executive Committee annual bonus performance measures

¡   2014 early incentive funding projections

¡  Consideration of the use of contingent convertible instruments for deferred variable pay

¡ Review of Annual General Meeting materials ¡ Review of response to PRA consultation on clawback ¡ CRD IV update

July 2014	¡ 2014 incentive funding projections ¡ Consideration of the use of contingent convertible instruments for deferred variable pay

¡  Review of Committee effectiveness and terms of reference

¡  Control framework for hiring, retention and termination of employees

¡   Review of methodology for making conduct adjustments to incentives pool

¡  Finance and Risk update

¡   Methodology for MRT identification

October 2014	¡ Update on EBA Opinion on allowances ¡ 2014 incentive funding projections ¡ 2015 LTIP design and performance measures	¡ Update on PRA consultation on changes to the Remuneration Code ¡ Control framework for hiring, retention and termination of employees ¡ Finance and Risk update

December 2014	¡ Initial considerations on senior executives’ 2015 fixed pay ¡ 2014 incentive funding proposals and initial senior executive individual proposals ¡ 2015 LTIP design and performance measures	¡ Risk adjustment and malus review ¡ Review of draft 2014 remuneration report ¡ Finance and Risk update

February 2015

¡  Approved executive Directors’ and senior executives’ 2015 fixed pay

¡   Approved 2015 executive Directors and Group Executive Committee annual bonus performance measures

¡  Approved group salary and RBP budgets

¡   Approved final 2014 incentive funding

¡  Approved proposals for executive Directors’ and senior executives’ 2014 bonuses and 2015 LTIP awards for executive Directors

¡ Risk adjustment and malus review ¡ Approved 2014 remuneration report ¡ Review of reward communications strategy ¡ Finance and Risk update

Regular items: market and stakeholder updates including PRA/FCA, US Federal Reserve and other regulatory matters; LTIP performance updates.

66 |

Governance: Remuneration report Annual report on Directors’ remuneration

Statement of voting at Annual General Meeting

At the last Annual General Meeting the voting results on the remuneration resolutions were as follows:

Resolutions to approve	For % of votes cast Number	Against % of votes cast Number	Withheld Number	Reason for votes against, if known	Action taken by the Committee

Directors’ Remuneration Policy	93.21%	6.79%	154,598,278	N/A	N/A
	9,936,116,114	723,914,712

2013 Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy)	76.01% 7,126,653,596	23.99% 2,249,400,996	1,439,525,601

The main reason for 24% of votes cast against was that the overall size of the 2013 incentive pool was not considered reflective of the Group performance by some shareholders. The Committee values the comments of its shareholders and took their feedback into consideration when determining the 2014 incentive pool. The Committee is absolutely committed to aligning pay and performance.

A fixed to variable remuneration ratio of 1:2 for ‘Remuneration Code Staff’	96.02% 10,364,453,159	3.98% 429,517,557	21,212,841	N/A	N/A

| 67

Additional remuneration disclosures

This section contains voluntary disclosures that Barclays has agreed with the UK Government that it will make about levels of remuneration for our eight most highly paid senior executive officers. It also contains additional voluntary remuneration disclosures about levels of remuneration of employees in the Barclays Group.

2014 total remuneration of the eight highest paid senior executive officers below Board level

The table below shows remuneration for the eight highest paid senior executive officers below Board level who were Key Management Personnel in 2014.

Eight highest paid senior executive officers below Board level

	1 2014 £000	2 2014 £000	3 2014 £000	4 2014 £000	5 2014 £000	6 2014 £000	7 2014 £000	8 2014 £000

Fixed Pay (salary and RBP)	1,288	1,800	1,200	2,882	894	790	552	600
Current year cash bonus	400	240	360	–	140	161	200	180
Current year share bonus	400	240	360	–	140	161	200	180
Deferred cash bonus	600	360	540	–	210	241	300	270
Deferred share bonus	600	360	540	–	210	241	300	270

Total remuneration	3,288	3,000	3,000	2,882	1,594	1,594	1,552	1,500

Total remuneration of the employees in the Barclays Group

The table below shows the number of employees in the Barclays Group in 2013 and 2014 in bands by reference to total remuneration. Total remuneration comprises salary, RBP, bonus and the value at award of LTIP awards.

Total remuneration of the employees in the Barclays Group

	Number of employees

Remuneration band	2014	2013

£0 to £25,000	72,262	74,600
£25,001 to £50,000	33,760	36,886
£50,001 to £100,000	20,491	23,381
£100,001 to £250,000	9,000	10,371
£250,001 to £500,000	2,323	2,507
£500,001 to £1,000,000	871	962
£1,000,001 to £2,000,000	273	363
£2,000,001 to £3,000,000	61	80
£3,000,001 to £5,000,000	22	30
Above £5m	3	8

Barclays is a global business. Of those employees earning above £1m in total remuneration in the table above, 54% are based in the US, 33% in the UK, and 13% in the rest of the world.

The number of employees paid above £1m has reduced from 481 in 2013 to 359 in 2014.

68 |

Governance: Remuneration report Additional remuneration disclosures

Outstanding share plan and long-term incentive plan awards (audited)

Plan	Number of Shares under Award at 1st January 2014 (maximum)	Number of Shares awarded in year (maximum)	Market Price on award date	Number of Shares released	Market Price on release date

Antony Jenkins
Barclays LTIP 2012-2014	1,139,217	–	£1.81	–	–
Barclays LTIP 2012-2014	1,371,280	–	£1.86	–	–
Barclays LTIP 2013-2015	1,545,995	–	£3.06	–	–
Barclays LTIP 2014-2016	–	1,891,740	£2.31	–	–
Share Value Plan 2011	154,463	–	£2.88	154,463	£2.31
Share Value Plan 2012	664,754	–	£2.53	332,377	£2.31
Share Value Plan 2012	2,159,941	–	£1.86	1,079,971	£2.31

Tushar Morzaria
Barclays LTIP 2014-2016	–	1,375,811	£2.31	–	–
Share Value Plan 2013	1,089,495	–	£2.51	355,618	£2.31
Share Value Plan 2014	–	309,557	£2.31	–	–

The interests shown in the table above are the maximum number of Barclays’ Shares that may be received under each plan. Executive Directors do not pay for any share plan or long-term incentive plan awards. Antony Jenkins received 73,415 dividend shares and Tushar Morzaria received 4,824 dividend shares from Share Value Plan (SVP) awards released in 2014.

SVP 2013 granted to Tushar Morzaria was granted in respect of awards he forfeited as a result of accepting employment at Barclays. This award was made in line with the Barclays’ recruitment policy.

Outstanding Contingent Capital Plan (CCP) awards and Cash Value Plan (CVP) awards (audited)

Plan	Value under Award at 1st January 2014 (maximum)	Value paid in year £000	Value under Award at 31st December 2014 (maximum)	First scheduled release date	Last scheduled release date

Antony Jenkins
Contingent Capital Plan 2011	450	450	–	–	–
Cash Value Plan 2012	1,500	750	750	18/03/2013	16/03/2015

Executive Directors did not pay for CCP awards or CVP awards.

Deferred cash bonuses granted under CCP in 2011 and CVP in 2012 are dependent on future service and malus conditions. The vesting of the CCP awards are subject to the condition that the CET1 ratio was equal to or exceeded 7%, which was achieved. In addition to the ‘Value paid in year’ shown in the table above, a coupon of 7% was paid on the CCP amount paid in 2014.

On the vesting of CVP awards, a ‘service credit’ may be added on the third and final vesting amount which for the award shown is 10% on the original award amount. Antony Jenkins received the CVP award as part of his 2011 bonus, which was awarded in respect of performance in his role as CEO of Retail and Business Banking.

| 69

Number of Shares lapsed in 2014	Number of Shares under Award at 31st December 2014 (maximum)	Value of Release £000	End of Performance Period or scheduled first release date	Last scheduled release date

–	1,139,217	–	31/12/2014	25/05/2015
–	1,371,280	–	31/12/2014	25/05/2015
–	1,545,995	–	31/12/2015	07/03/2016
–	1,891,740	–	31/12/2016	06/03/2017
–	–	357	–	–
–	332,377	768	18/03/2013	16/03/2015
–	1,079,970	2,495	17/03/2014	16/03/2015

–	1,375,811	–	31/12/2016	06/03/2017
–	733,877	821	17/03/2014	05/03/2018
–	309,557	–	16/03/2015	06/03/2017

70 |

Governance: Remuneration report Directors’ remuneration policy

Barclays’ forward looking remuneration policy for Directors was approved at the 2014 AGM held on 24 April 2014 and applies for three years from that date. The full policy can be found on pages 76 to 86 of the 2013 20-F or at barclays.com/annualreport. This section sets out an abridged version of the Directors’ remuneration policy and is provided for information only.

This remuneration policy sets out the framework for how the Committee’s remuneration strategy will be executed for the Directors over the three years beginning on the date of the 2014 AGM. This is to be achieved by having a remuneration policy that seeks to:

¡	provide an appropriate and competitive mix of fixed and variable pay which, through its short and long-term components, incentivises management and is aligned to shareholders;

¡	provide direct line of sight with Barclays’ strategy through the incentive programmes; and

¡	comply with and adapt to the changing regulatory landscape.

Remuneration policy for executive Directors

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

| 71

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

¡  A significant deterioration in the financial health of the Barclays Group

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

The performance measures by which any executive Director bonuses are assessed include Group, business and personal measures, both financial and non-financial. Financial measures may include, but are not restricted to such measures as net income, adjusted profit before tax, return on equity, CET1 ratio and return on risk weighted assets. Non-financial measures are based on the Balanced Scorecard. Personal objectives may include key initiatives relating to the role of the Director or in support of Barclays’ strategic objectives. The Balanced Scorecard may be updated from time to time in line with the Group’s strategy. In making its assessment of any bonus, the Committee will consider financial factors to guide 50% of the bonus opportunity, the Balanced Scorecard 35%, and personal objectives 15%. Any bonus is discretionary and any amount may be awarded from zero to the maximum value.

72 |

Governance: Remuneration report Directors’ remuneration policy

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

| 73

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

A summary of the performance measures that apply to the LTIP awards for 2012-2014 and 2013-2015 can be found in the Annual Report on Directors’ remuneration.

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

Outside appointments To encourage self-development and allow for the introduction of external insight and practice

Executive Directors may accept one board appointment in another listed company.

Chairman’s approval must be sought before accepting appointment. Fees may be retained by the executive Director. None of the executive Directors currently hold an outside appointment.

Not applicable.

74 |

Governance: Remuneration report Directors’ remuneration policy

Notes to the table on pages 71 to 74:

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

| 75

Executive Directors’ policy on recruitment

Element of remuneration	Commentary	Maximum value

Salary

Determined by market conditions, market practice and ability to recruit.

For a newly appointed executive Director, whether through external recruitment or internal promotion, if their salary is at a level below the desired market level, the Committee retains the discretion to realign their salary over a transitional period which may mean that annualised salary increases for the new appointee are higher than that set out in the salary section of the remuneration policy.

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

76 |

Governance: Remuneration report Directors’ remuneration policy

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

In the event of termination for gross misconduct neither notice nor payment in lieu of notice is given.

Treatment of Role Based Pay	Ceases to be payable from the executive Director’s termination date. Therefore, RBP will be paid during any notice period and/ or garden leave, but not where Barclays elects to make a payment in lieu of notice (unless otherwise required by local law).

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

| 77

Executive Directors’ policy on payment for loss of office (including a takeover) continued

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

78 |

Remuneration report Directors’ remuneration policy

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

The first £30,000 (Chairman: first £100,000) after tax and national insurance contributions of each non-executive Director’s basic fee is used to purchase Barclays’ shares which are retained on the non-executive Director’s behalf until they retire from the Board.

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

| 79

Governance Barclays’ implementation of the Salz Review recommendations

The Board commissioned a review of Barclays’ business practices in July 2012, led by Sir Anthony Salz. Barclays is on a transformational journey at the end of which all of the 34 recommendations published in April 2013 will be implemented in full. To date, we have made material progress and believe that implementation can now be moved from project stage into business as usual, where change can be further embedded, sustained and observed.

In this update, we have not individually summarised progress against each of the recommendations, but rather addressed them in groups by theme. Please refer to previous annual updates for details of past actions taken.

1	Setting high standards and transparently monitoring progress (recommendations 1, 2, 3, 5, 34)

Since launching the Values and Behaviours in 2013, we have focused on embedding them into our key processes, including training, recruitment, performance management and leadership development. We have also implemented on-going surveys to measure progress. The new standards are embedded in individual performance reviews and linked to compensation (see page 46 for further details). Overall performance across the Group as a whole is managed through the Balanced Scorecard.

In the spirit of openness, we also externally publish progress against our Group Balanced Scorecard including customer complaints (see Barclays.com/complaints). We have continued our efforts to improve direct shareholder interaction and we regularly ask external stakeholders such as our regulators for feedback. Encouragingly, Barclays has received data indicating some improvement over the last two years, for example, from the periodic survey of global opinion-makers conducted for us by YouGov where scores on ‘Barclays operates openly and transparently’ have improved 5%.

2	Enhancing the Board for greater effectiveness (recommendations 7, 8, 9, 10, 11, 12, 13, 14, 15, 27)

We have completed all recommended actions associated with our Board. Most, such as new Board committees for risk oversight, are now well established. For example, we continue to ensure c.50% of our non-executive Directors (NEDs) have financial services experience, whilst we also seek diversity to ensure effective challenge of management performance. Eleven of our NEDs continue to sit on more than one Board committee, in order to ensure smooth cross coordination. In addition, measures have been taken and the associated processes sustained, to ensure that the Board receives timely, high quality materials and input in support of its discussion and oversight function.

Å  For further detail, see the Governance section, notably page 30 for the results of our annual Board effectiveness review where progress against the Salz recommendations will be monitored going forward.

3	A new culture and set of values (recommendations 4, 6, 19, 30)

We remain firmly committed to the Values introduced in January 2013, with 92% of permanent new joiners either attending or on track to attend the ‘Being Barclays’ induction course within 90 days of joining. All candidates for both hiring and promotion are also now evaluated against our Values as well as their competence. Our latest employee opinion survey showed an improvement from 2012 to 2014 in the number of colleagues who feel able to report unethical behaviour regardless of consequences.

Any material cultural change takes time to embed and cannot be demonstrated conclusively 24 months into the journey. Although we have established firm foundations, we will continue to closely monitor how well programmes and initiatives to further accelerate culture change are being embedded. We will also refine and enhance, where appropriate, to ensure effective outcomes and sustained cultural change.

4	Cultivating stronger, values-driven, appropriately incentivised staff (recommendations 16, 17, 18, 20, 21, 22, 23, 24, 25, 26)

Barclays took early action to address concerns around incentives and compensation; for example, incentive policies for UK retail sales employees were updated in December 2013 to abolish product-sales incentives. We continue to align incentives to non-financial performance measures, including risk and behaviour related indicators, whilst non-financial rewards for outstanding examples of values-based behaviour have been deployed globally.

Å  Our current Remuneration Policy can be found on pages 49 to 50.

5	Risk culture, framework and control functions (recommendations 28, 29, 31, 32, 33)

Barclays published our Enterprise Risk Management Framework in December 2013 and conducted our annual refresh of it in Q4 2014. It continues to be embedded more deeply into the businesses and functions, with progress evaluated by Barclays Internal Audit. For example, Strategic Risk Assessments were integrated into each cluster’s 2014 Risk Reviews as part of the annual financial planning cycle. Incidents were subject to the systematic ‘lessons learnt’ process that has been introduced throughout the Group in late 2014 to ensure that we continue to understand and address root causes of issues, as well as apply those insights more broadly. Details on our ‘lessons learnt’ approach and other changes to the risk culture at Barclays can be found on page 340-351.

Key activities will continue to be refined and rolled out into 2015.

| 81

Risk review Contents

The management of risk plays a central role in the execution of Barclays’ strategy and insight into the level of risk across businesses and portfolios and the material risks and uncertainties the Group face are key areas of management focus.

		Annual Report

Material existing and emerging risks

Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	¡ Business conditions, general economy and geopolitical issues	85
	¡ UK political and policy environment	85
	¡ Model risk	85
	¡ Credit risk	85
	¡ Market risk	87
	¡ Funding risk	87
	¡ Operational risk	88
	¡ Conduct risk	91

Risk management

Overview of Barclays’ approach to risk management.	¡ Risk management strategy	93
	¡ Governance structure	93
	¡ Risk governance and assigning responsibilities	95
	¡ Principal risks	96
	¡ Credit risk management	97
	¡ Market risk management	99
	¡ Capital risk management	101
	¡ Liquidity risk management	103
	¡ Operational risk management	104
	¡ Conduct risk management	106
	¡ Reputation risk management	108

Risk performance

Credit risk: The risk of suffering financial loss should the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations.	¡ Credit risk overview and summary of performance	112
	¡ Analysis of maximum exposure and collateral and other credit enhancement held	112
	¡ Analysis of the balance sheet	112
	¡ The Group’s approach to manage and represent credit quality	115
	¡ Loans and advances to customers and banks	117
	¡ Analysis of the concentration of credit risk	118
	¡ Exposures to Eurozone countries	119
	¡ Analysis of specific portfolios and asset types	136
	¡ Analysis of loans on concession programmes	136
	¡ Analysis of problem loans	140
	¡ Impairment	142

Market risk: The risk of a reduction to earnings or capital due to volatility of the trading book positions or an inability to hedge the banking book balance sheet.	¡ Market risk overview and measures in the Group	144
	¡ Balance sheet view of trading and banking books	145
	¡ Traded market risk	145
	¡ Business scenario stresses	148
	¡ Review of regulatory measures	148
	¡ Non-traded market risk	149
	¡ Foreign exchange risk	150
	¡ Pension risk review	151
	¡ Insurance risk review	152

Funding risk – Capital: The risk that the Group is unable to maintain appropriate capital ratios.	¡ Capital risk overview	154
	¡ CRD IV capital	155
	¡ Leverage ratio requirements	158
	¡ Economic capital	159

Our Pillar 3 report published on March 3, 2015 contains additional information on our capital position and risk management. Readers may access our complete Pillar 3 report at barclays.com/annual report. The Pillar 3 report is not incorporated by reference into, and is not a part of, the 2014 20-F.

82 | Barclays PLC and Barclays Bank PLC 2014 Annual Report on Form 20-F

Risk review Contents

		Annual Report

Risk performance continued

Funding risk – Liquidity: The risk that the firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost.	¡ Liquidity risk overview	161
	¡ Liquidity risk stress testing	161
	¡ Liquidity pool	164
	¡ Funding structure and funding relationships	165
	¡ Wholesale funding	166
	¡ Term financing	168
	¡ Encumbrance	168
	¡ Credit ratings	172
	¡ Liquidity management at BAGL Group	173
	¡ Contractual maturity of financial assets and liabilities	173

Operational risk: The risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.	¡ Operational risk overview	179
	¡ Summary of performance in the period	179
	¡ Operation risk profile	179

Conduct risk: The risk that detriment is caused to our customers, clients, counterparties or Barclays and its employees because of inappropriate judgement in the execution of our business activities.	¡ Conduct risk overview	181
	¡ Summary of performance	181
	¡ Conduct reputation measure	181

Reputation risk: The risk of damage to Barclays’ brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.	¡ Litigation, investigations and culture change	182
	¡ Transparency	182
	¡ Remuneration	182
	¡ Climate change	182
	¡ Reputation tracking	183

Supervision and regulation: The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business.	¡ Supervision of the Group	184
	¡ Global regulatory developments	184
	¡ European Union developments	185
	¡ Structural reform of banking groups	186
	¡ Regulation in the United Kingdom	186
	¡ Resolution of UK banking groups	187
	¡ Compensation schemes	187
	¡ Influence of European legislation	187
	¡ Regulation in Africa	187
	¡ Regulation in the United States	188

| 83

Risk review Material existing and emerging risks

The section describes the material risks which senior management is currently focused on and believe could cause the Group’s future results of operations, financial condition and prospects to differ materially from current expectations.

84 |

Risk review Material existing and emerging risks Material existing and emerging risks to the Group’s future performance

The following information describes the material risks which senior management are currently focused on and believe could cause its future results of operations, financial condition and prospects to differ materially from current expectations including the ability to meet dividend expectations, ability to maintain appropriate levels of capital and meet capital and leverage ratio targets, or achieve stated targets and commitments. In addition, risks relating to the Group that are not currently known, or that are currently deemed immaterial, may individually or cumulatively also have the potential to have a material adverse effect on the Group’s future results of operations, financial condition and prospects.

Material risks and their impact are described below in two sections: i) risks which management believes may affect more than one Principal Risk; and ii) risks management believes are more likely to impact a single Principal Risk. Certain risks below have been classified as an ‘emerging risk’, which is a risk that has the potential to have an increasingly significant detrimental effect on the Group’s performance, but currently its outcome and the time horizon for the crystallisation of its possible impact is even more uncertain and more difficult to predict than for other risk factors that are not identified as emerging risks.

More information on Principal and Key Risks may be found in Barclays Approach to Managing Risk on pages 340 to 391. For 2015, reputation risk will be recognised as a Key Risk within conduct risk given the close alignment between them and the fact that as separate Principal Risks they have a common Principal Risk Officer.

Material existing and emerging risks potentially impacting more than one Principal Risk

i) Business conditions, general economy and geopolitical issues

The Group’s performance could be adversely affected in more than one Principal Risk by a weak or deteriorating global economy or political instability. These factors may also be focused in one or more of the Group’s main countries of operation.

The Group offers a broad range of services to retail and institutional customers, including governments, across a large number of countries with the result that it could be materially adversely impacted by weak or deteriorating economic conditions, including deflation, or political instability in one or a number of countries in which the Group operates or any other globally significant economy.

The global economy continues to face an environment characterised by low growth, and this is expected to continue during 2015 with slow growth or recession in some regions, such as Europe which may be offset in part by expected growth in others, such as North America. Any further slowing of economic growth in China would also be expected to have an adverse impact on the global economy through lower demand, which is likely to have the most significant impact on countries in developing regions that are producers of commodities used in China’s infrastructure development.

While the pace of decreasing monetary support by central banks, in some regions, is expected to be calibrated to potential recovery in demand in such regions, any such decrease of monetary support could have a further adverse impact on volatility in the financial markets and on the performance of significant parts of the Group’s business, which could, in each case, have an adverse effect on the Group’s future results.

Falling or continued low oil prices could potentially have an adverse impact on the global economy with significant wide ranging effects on producer and importer nations as well as putting strain on client companies in certain sectors which may lead to higher impairment requirements.

Furthermore, the outcome of the ongoing political and armed conflicts in the Ukraine and parts of the Middle East remain unpredictable and may have a negative impact on the global economy.

A weak or deteriorating global economy and political instability could impact Group performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity and consequently a decline in revenues;

(ii) mark to market losses in trading portfolios resulting from changes in credit ratings, share prices and solvency of counterparties; and (iii) higher levels of default rates and impairment.

ii) UK political and policy environment (emerging risk)

The political outlook in the UK is uncertain ahead of the General Election in May 2015. The public policy environment in the UK (including but not limited to regulatory reform in the UK, a potential referendum on UK membership of the European Union, and taxation of UK financial institutions and clients) is likely to remain challenging in the short to medium term, with the potential for policy proposals emerging that could impact clients, markets and the Group either directly or indirectly.

Aside from specific policy proposals, uncertainty arises in particular with respect to:

¡	An inconclusive result in the General Election and the potential for a prolonged period of political uncertainty; and

¡	Depending on the outcome of the election, a possible referendum on continued UK membership of the European Union by 2017.

A referendum on the UK membership of the European Union may affect the Group’s risk profile through introducing potentially significant new uncertainties and instability in financial markets, both ahead of the dates for this referendum and, depending on the outcomes, after the event. As a member of the European Union, the UK and UK-based organisations have access to the EU Single Market. Given the lack of precedent, it is unclear how a potential exit of the UK from the EU would affect the UK’s access to the EU Single Market and how it would affect the Group.

iii) Model risk

The Group may suffer adverse consequences from risk based business and strategic decisions based on incorrect or misused model assumptions, outputs and reports.

The Group uses models in particular to assess and control the Group’s credit and market exposures. Model risk can arise from a number of sources, including: fundamental model flaws leading to inaccurate outputs; incomplete, inaccurate or inappropriate data used for either development or operation of the model; incorrect or inappropriate implementation or use of a model; or assumptions in the models becoming outdated or invalid due to the evolving external economic and legislative environment and changes in customer behaviour.

If the Group were to place reliance on incorrect or misused model outputs or reports, this could result in a material adverse impact on the Group’s reputation, operations, financial condition and prospects, for example, due to inaccurate reporting of financial statements; estimation of capital requirement (either on a regulatory or economic basis); or measurement of the financial risks taken by the Group as part of its normal course of business.

As a consequence, management of model risk has become an increasingly important area of focus for the Group, regulators and the industry.

Material existing and emerging risks by Principal Risk

Credit risk

The financial condition of the Group’s customers, clients and counterparties, including governments and other financial institutions, could adversely affect the Group.

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. Furthermore, the Group may also suffer loss when the value of the Group’s investment in the financial instruments of an entity falls as a result of that entity’s credit rating being downgraded. In addition, the Group may incur significant unrealised gains or losses due solely to changes in the Group’s credit spreads or those of third parties, as these changes affect the fair value of the Group’s derivative instruments, debt securities that the Group holds or issues, or any loans held at fair value.

| 85

i) Deterioration in political and economic environment

The Group’s performance is at risk from any deterioration in the economic and political environment which may result from a number of uncertainties, including most significantly the following factors:

a) Political instability or economic uncertainty in markets in which the Group operates (emerging risk)

Political instability, economic uncertainty or deflation in regions in which the Group operates could weaken growth prospects that could lead to an adverse impact on customers’ ability to service debt and so to higher impairment requirements for the Group. These include, but are not limited to:

Eurozone

The economies across the Eurozone are showing little evidence of sustained growth with debt-burdened government finances, deflation, weak demand and persistent high unemployment preventing a sustained recovery. Slow recovery could put economic pressure on key trading partners of Eurozone countries, notably the UK and China. Furthermore, concerns persist on the pace of structural banking reform in the Eurozone and the strength of the Eurozone banking sector in general. A slowdown in the Eurozone economy could have a material adverse effect on the Group’s results of operations, financial condition and prospects through, for example, a requirement to raise impairment levels.

The Group is at risk from a sovereign default of an existing Eurozone country in which the Group has operations and the adverse impact on the economy of that exiting country and the credit standing of the Group’s clients and counterparties. This may result in increased credit losses and higher impairment requirements. While the risk of one or more countries exiting the Eurozone had been receding, as a result of the recent formation of an anti-austerity coalition government in Greece, this risk and the risk of redenomination is now re-emerging alongside the possibility of a significant renegotiation of the terms of Greece’s bailout programme.

For further information see Exposures to Eurozone countries on page 119.

South Africa

The economy in South Africa remains under pressure with weak underlying economic growth reinforced by industrial strike action and electricity shortages. While the rapid growth in the consumer lending industry over the past three years has begun to slow, concerns remain over the level of consumer indebtedness, particularly given the prospect of further interest rate rises and high inflation. Higher unemployment and a fall in property prices, together with increased customer or client unwillingness or inability to meet their debt obligations to the Group, may have an adverse impact on the Group’s performance through higher impairment charges.

Countries in developing regions

A number of countries, which have high fiscal deficits and reliance on short term external financing and/or material reliance on commodity exports, have become increasingly vulnerable as a result of, for example, the volatility of the oil price, a strong US dollar relative to local currencies, and the winding down of quantitative easing policies by some central banks. The impact on the Group may vary according to such country’s respective structural vulnerabilities but the impact may result in increased impairment requirements of the Group through sovereign defaults or the inability or unwillingness of clients and counterparties of the Group in that country to meet their debt obligations.

Russia (emerging risk)

The risks to Russia are escalating as pressure on the Russian economy increases. Slowing GDP growth and high inflation due to the imposition of economic sanctions by the US and EU, falls in the price of oil, a rapid fall in the value of the rouble against other foreign currencies and significant and rapid interest rate rises could have a significant adverse impact on the Russian economy. In addition, foreign investment into Russia reduced during 2014 and may continue in 2015.

While the Group has no material operations in Russia, the Group participates in certain financing and trading activity with selected counterparties conducting business in Russia with the result that further sanctions or deterioration in the Russian economy may result in the counterparties being unable, through lack of a widely accepted currency, or unwilling to repay, refinance or roll-over outstanding liabilities. Any such defaults could have a material adverse effect on the Group’s results as a result of, for example, incurring higher impairment.

For further information see page 119.

b) Interest rate rises, including as a result of slowing of monetary stimulus, could impact on consumer debt affordability and corporate profitability

To the extent that interest rates increase in certain developed markets, such increases are widely expected to be gradual and modest in scale over the next 18 months, albeit at differing timetables, across the major currencies. While an increase may support Group income, any sharper than expected changes could cause stress in loan portfolio and underwriting activity of the Group, leading to the possibility of the Group incurring higher impairment. The possibility of higher impairment would most notably occur in the Group’s retail unsecured and secured portfolios, which, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets resulting in a requirement to increase the Group’s level of impairment allowance.

ii) Specific sectors

The Group is subject to risks arising from changes in credit quality and recovery of loans and advances due from borrowers and counterparties in a specific portfolio or from a large individual name. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector or in respect of specific large counterparties. The following provides examples of areas of uncertainties to the Group’s portfolio which could have a material impact on performance. However, there may also be additional risks not yet known or currently immaterial which may have an adverse impact on the Group’s performance.

a) Decline in property prices in the UK and Italy

The Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK retail property sector. UK house prices (primarily in London) increased throughout 2014 at a rate faster than that of income and to a level far higher than the long term average. As a result, a fall in house prices, particularly in London and South East of the UK, would lead to higher impairment and negative capital impact as loss given default (LGD) rates increase. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairment.

In addition a significant portion of the Group’s total loans and advances in Italy are to residential home loans. As a consequence, a number of factors including, for example, a fall in property prices, higher unemployment, and higher default rates have the potential to have a significant impact on the Group’s performance through higher impairment charges.

For further information see page 121.

b) Non-Core assets

The Group holds a large portfolio of Non-Core assets, including commercial real estate and leveraged finance loans, which (i) remain illiquid; (ii) are valued based upon assumptions, judgements and estimates which may change over time; and (iii) are subject to further deterioration and write-downs. As a result, the Group is at risk of loss on these portfolios due to, for example, higher impairment should their performance deteriorate or write-downs upon eventual sale of the assets.

86 |

Risk review Material existing and emerging risks Material existing and emerging risks to the Group’s future performance

c) Large single name losses

The Group has large individual exposures to single name counterparties. The default of obligations by such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group’s results due to, for example, incurring higher impairment charges.

Market risk

The Group’s financial position may be adversely affected by changes in both the level and volatility of prices leading to lower revenues and may include:

i) Major changes in quantitative easing programmes (emerging risk)

The trading business model is focused on client facilitation in the wholesale markets, involving market making activities, risk management solutions and execution. A prolonged continuation of current quantitative easing programmes, in certain regions, could lead to a change and a decrease of client activity which could result in lower fees and commission income.

The Group is also exposed to a rapid unwinding of quantitative easing programmes. A sharp movement in asset prices could affect market liquidity and cause excess volatility impacting the Group’s ability to execute client trades and may also result in portfolio losses.

ii) Adverse movements in interest and foreign currency exchange rates (emerging risk)

A sudden and adverse movement in interest or foreign currency exchange rates has the potential to detrimentally impact the Group’s income arising from non-trading activity.

The Group has exposure to non-traded interest rate risk, arising from the provision of retail and wholesale (non-traded) banking products and services. This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with base rate changes. The level and volatility of interest rates can impact the Group’s net interest margin, which is the interest rate spread earned between lending and borrowing costs. The potential for future volatility and margin changes remains in key areas such as in the UK benchmark interest rate, to the extent such volatility and margin changes are not entirely neutralised by hedging programmes.

The Group is also at risk from movements in foreign currency exchange rates as these will impact the sterling equivalent value of foreign currency denominated assets in the banking book, and therefore exposing the Group to currency translation risk.

While the impact is difficult to predict with any accuracy, failure to appropriately manage the Group’s balance sheet to take account of these risks could have an adverse effect on the Group’s financial prospects due to reduced income and volatility of the regulatory capital measures.

iii) Adverse movements in the pension fund

Adverse movements between pension assets and liabilities for defined benefits pension schemes could contribute to a pension deficit. The liabilities discount rate is a Key Risk and in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both risk-free yields and credit spreads. Therefore, the Group’s defined benefits scheme valuation would be adversely affected by a prolonged fall in the discount rate or a persistent low rate environment. Inflation is another key risk driver to the pension fund, as the net position could be negatively impacted by an increase in long term inflation expectation.

iv) Non-Core assets

As part of the assets in the Non-Core business, the Group holds a UK portfolio of generally longer term loans to counterparties in Education, Social Housing and Local Authorities (ESHLA) sectors which are measured on a fair value basis. The valuation of this portfolio is subject to substantial uncertainty due to the long-dated nature of the portfolios, the lack of a secondary market in the relevant loans and unobservable loan spreads. As a result of these factors, the Group may be required to revise the fair values of these portfolios to reflect, among other things, changes in valuation methodologies due to changes in industry valuation practices and as further market evidence is obtained in connection with the Non-Core asset run-off and exit process. In 2014, the Group recognised a reduction of £935m in the fair value of the ESHLA portfolio. Any further negative adjustments to the fair value of the ESHLA portfolio may give rise to significant losses to the Group.

For further information refer to Note 18 of the Group’s consolidated financial statements.

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios.

The Group may not be able to achieve its business plans due to: i) being unable to maintain appropriate capital ratios; ii) being unable to meet its obligations as they fall due; iii) rating agency methodology changes; and, iv) adverse changes in foreign exchange rates on capital ratios.

i) Being unable to maintain appropriate capital ratios

Should the Group be unable to maintain or achieve appropriate capital ratios this could lead to: an inability to support business activity; a failure to meet regulatory requirements including the requirements of regulator set stress tests; increased cost of funding due to deterioration in credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group’s capital or leverage position. Basel III and CRD IV have increased the amount and quality of capital that the Group is required to hold. While CRD IV requirements are now in force in the United Kingdom, changes to capital requirements can still occur, whether as a result of further changes by EU legislators, binding regulatory technical standards being developed by the European Banking Authority (EBA) or changes to the PRA interpretation and application of these requirements to UK banks. Such changes, either individually and/or in aggregate, may lead to further unexpected enhanced requirements in relation to the Group’s CRD IV capital.

Additional capital requirements will also arise from other regulatory reforms, including both UK, EU and US proposals on bank structural reform, current EBA ‘Minimum Requirement for own funds and Eligible Liabilities’ (MREL), proposals under the EU Bank Recovery and Resolution Directive (BRRD) and Financial Stability Board (FSB) Total Loss-Absorbing Capacity (TLAC) proposals for Globally Systemically Important Banks (G-SIBs). Given many of the proposals are still in draft form and subject to change, the impact is still being assessed. Barclays is participating in an FSB Quantitative Impact Study (QIS) to determine the quantum and composition of TLAC requirements. However, it is likely that these changes in law and regulation will have an impact on the Group as they would require changes to the legal entity structure of the Group and how businesses are capitalised and funded. Any such increased capital requirements may also constrain the Group’s planned activities, lead to forced asset sales and balance sheet reductions and could increase the Group’s costs, impact on the Group’s earnings and restrict the Group’s ability to pay dividends. Moreover, during periods of market dislocation, or when there is significant competition for the type of funding that the Group needs, increasing the Group’s capital resources in order to meet targets may prove more difficult and/or costly.

ii) Being unable to meet its obligations as they fall due

Should the Group fail to manage its liquidity and funding risk sufficiently, this may result in the Group, either not having sufficient financial resources available to meet its payment obligations as they fall due, or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day to day banking activities or no longer be a going concern.

| 87

iii) Rating agency methodology changes (emerging risk)

During 2015, credit rating agencies are expected to complete their reviews and revisions of their ratings of banks by country to address the agencies’ perception of the impact of ongoing regulatory changes designed to improve the resolvability of banks in a manner that minimises systemic risk, such that the likelihood of extraordinary sovereign support for a failing bank is less predictable, as well as to address the finalisation of revised capital and leverage rules under CRD IV. Following their review, Standard and Poor’s downgraded Barclays PLC’s long-term rating in February 2015 and placed Barclays Bank PLC’s long- and short-term ratings on “credit watch with negative implications”. While the overall outcome of the proposed changes in bank ratings methodologies, and the related review of ratings for removal of sovereign support, remains uncertain, there is a risk that any potential rating downgrades could impact the Group’s performance should borrowing cost and liquidity change significantly versus expectations or the credit spreads of the Group be negatively affected.

For further information on the effect of a downgrade please refer to Credit Ratings in the Liquidity Risk Performance section on page 172.

iv) Adverse changes in foreign exchange rates on capital ratios

The Group has capital resources and risk weighted assets denominated in foreign currencies and changes in foreign currency exchange rates may adversely impact the sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Group’s balance sheet to take account of this risk could result in an adverse impact on regulatory capital ratios. While the impact is difficult to predict with any accuracy it may have a material adverse effect on the Group’s operations as a result of a failure in maintaining appropriate capital and leverage ratios.

Operational risk

The operational risk profile of the Group may change as a result of human factors, inadequate or failed internal processes and systems, and external events.

The Group is exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), the risk of breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of the Group’s business), systems failure or an attempt, by an external party, to make a service or supporting infrastructure unavailable to its intended users, known as a denial of service attack, and the risk of geopolitical cyber threat activity destabilising or destroying the Group’s IT (or critical infrastructure the Group depends upon but does not control) in support of critical economic business functions. The Group is also subject to the risk of disruption of its business arising from events that are wholly or partially beyond its control (for example natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses or reductions in service to customers and/or economic loss to the Group. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group’s processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks. All of these risks are also applicable where the Group relies on outside suppliers or vendors to provide services to it and its customers.

i) Cyber attacks (emerging risk)

The threat posed by cyber attacks continues to grow and the banking industry has suffered major cyber attacks during the year. Activists, nation states, criminal gangs, insiders and opportunists are among those targeting computer systems. Given the increasing sophistication and scope of potential cyber attack, it is possible that future attacks may lead to significant breaches of security. The occurrence of one or more of such events may jeopardise the Group or the Group’s clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, the Group’s computer systems and networks, or otherwise cause interruptions or malfunctions in the Group’s, clients’, counterparties’ or third parties’ operations, which could impact their ability to transact with the Group or otherwise result in significant losses or reputational damage.

Failure to adequately manage cyber security risk and continually review and update current processes in response to new threats could adversely affect the Group’s reputation, operations, financial condition and prospects. The range of impacts includes increased fraud losses, customer detriment, regulatory censure and penalty, legal liability and potential reputational damage.

ii) Infrastructure and technology resilience

The Group’s technological infrastructure is critical to the operation of the Group’s businesses and delivery of products and services to customers and clients. Sustained disruption in a customer’s access to their key account information or delays in making payments could have a significant impact on the Group’s reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers.

iii) Ability to hire and retain appropriately qualified employees

The Group is largely dependent on highly skilled and qualified individuals. Therefore, the Group’s continued ability to manage and grow its business, to compete effectively and to respond to an increasingly complex regulatory environment is dependent on attracting new talented and diverse employees and retaining appropriately qualified employees.

In particular, as the Group continues to implement changes to its compensation structures in response to new legislation, there is a risk that some employees may decide to leave the Group. This may be particularly evident among those employees who are impacted by changes to deferral structures and new claw back arrangements. Additionally, colleagues who have specialist sets of skills within control functions or within specific geographies that are currently in high demand may also decide to leave the Group as competitors seek to attract top industry talent to their own organisations. Finally, the impact of regulatory changes such as the introduction of the Individual Accountabilities Regime, under which greater individual responsibility and accountability will be imposed on senior managers and non-executives of UK banks and the structural reform of banking, may also reduce the attractiveness of the financial services industry to high calibre candidates in specific geographies.

Failure by the Group to prevent the departure of appropriately qualified employees, to retain qualified staff who are dedicated to oversee and manage current and future regulatory standards and expectations, or to quickly and effectively replace such employees, could negatively impact the Group’s results of operations, financial condition, prospects and level of employee engagement.

iv) Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortised cost assets, impairment and valuation of available for sale investments, calculation of current and deferred tax, fair value of financial instruments, valuation of provisions and accounting for pensions and post-retirement benefits. There is a risk that if the judgement exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. For example, the introduction of IFRS 9 Financial Instruments is likely to have a material impact on the measurement and impairment of financial instruments held.

For more information please refer to Accounting Policy and Critical Estimates on pages 224 to 226.

88 |

Risk review Material existing and emerging risks Material existing and emerging risks to the Group’s future performance

v) Legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and financial crime may negatively affect the Group’s results, reputation and ability to conduct its business.

The Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years there has been an increased willingness on the part of authorities to investigate past practices, vigorously pursue alleged breaches and impose heavy penalties on financial services firms; this trend is expected to continue. In relation to financial crime, a breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure and other sanctions in the jurisdictions in which it operates, particularly in the UK and US. Where clients, customers or other third parties are harmed by the Group’s conduct this may also give rise to legal proceedings, including class actions, particularly in the US. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group’s rights not being enforced as intended.

Details of material legal, competition, and regulatory matters to which the Group is currently exposed are set out in Note 29 Legal, Competition and Regulatory Matters. In addition to those material ongoing matters, the Group is engaged in numerous other legal proceedings in various jurisdictions which arise in the ordinary course of business, as well as being subject to requests for information, investigations and other reviews by regulators and other authorities in connection with business activities in which the Group is or has been engaged. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

The outcome of material legal, competition, and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, it is likely that in connection with any such matters the Group will incur significant expense, regardless of the ultimate outcome, and one or more of such matters could expose the Group to any of the following: substantial monetary damages and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group’s business including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group’s reputation; loss of investor confidence; and/or dismissal resignation of key individuals.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. An adverse decision in any one matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

vi) Risks arising from regulatory change and scrutiny

The financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group’s business, financial performance, capital and risk management strategies.

a) Regulatory change

The Group, in common with much of the financial services industry, continues to be subject to significant levels of regulatory change and increasing scrutiny in many of the countries in which it operates (including, in particular, the UK and the US and in light of its significant investment banking operations). This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including with regard to; (i) capital, liquidity and leverage requirements (for example arising from Basel III and CRD IV); (ii) structural reform and recovery and resolution planning; and (iii) market infrastructure reforms such as the clearing of over-the-counter derivatives. As a result, regulatory risk will continue to be a focus of senior management attention and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix or to exit certain business activities altogether or to determine not to expand in areas despite their otherwise attractive potential.

For further information see Regulatory Developments in the section on Supervision and Regulation.

b) Additional PRA supervisory expectations, including changes to CRD IV (emerging risk)

The Group’s results and ability to conduct its business may be negatively affected by changes to CRD IV or additional supervisory expectations.

To protect financial stability the Financial Policy Committee of the Bank of England (FPC) has legal powers to make recommendations about the application of prudential requirements. In addition, it may, for example, be given powers to direct the PRA and FCA to adjust capital requirements through Sectoral Capital Requirements (SCR). Directions would apply to all UK banks and building societies, rather than to the Group specifically. The FPC issued its review of the leverage ratio in October 2014 containing a requirement of a minimum leverage ratio of 3% to supersede the previous PRA expectation of a 3% leverage ratio. That review also introduced a supplementary leverage ratio for G-SIBs to be implemented from 2016 and countercyclical leverage ratio buffers would be implemented at the same time as countercyclical buffers are implemented for RWA purposes.

Changes to CRD IV requirements, UK regulators’ interpretations of them, or additional supervisory expectations, either individually or in aggregate, may lead to unexpected enhanced requirements in relation to the Group’s capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. This may result in a need for further management actions to meet the changed requirements, such as: increasing capital or liquidity resources, reducing leverage and risk weighted assets, modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group), changing the Group’s business mix or exiting other businesses, and/or undertaking other actions to strengthen the Group’s position.

c) Market infrastructure reforms

The European Market Infrastructure Regulation (EMIR) introduces requirements to improve transparency and reduce the risks associated with the derivatives market. Certain of these requirements came into force in 2013 and 2014 and still more will become effective in 2015. EMIR requires EU-established entities that enter into any form of derivative contract to: report every derivative contract entered into to a trade repository; implement new risk management standards for all bilateral over-the-counter derivative trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation (although this clearing obligation will only apply to certain counterparties).

CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, over-the-counter derivative trades. Lower capital requirements for cleared trades are only available if the central counterparty is recognised as a ‘qualifying central counterparty’, which has been authorised or recognised under EMIR (in accordance with related binding technical standards). Further significant market infrastructure reforms will be introduced by amendments to the EU Markets in Financial Instruments Directive that are expected to be implemented in 2016.

| 89

In the US, the Dodd-Frank Act also mandates that many types of derivatives that were previously traded in the over-the-counter markets must be traded on an exchange or swap execution facility and must be centrally cleared through a regulated clearing house. In addition, participants in these markets are now made subject to Commodity Futures Trading Commission (CFTC) and Securities and Exchange Commission (SEC) regulation and oversight.

It is possible that other additional regulations, and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets.

Changes in regulation of the derivative markets could adversely affect the business of the Group and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities, which could in turn reduce the demand for swap dealer and similar services of the Group and its subsidiaries. In addition, as a result of these increased costs, the new regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

d) Structural reform and bank recovery and resolution

A number of jurisdictions have enacted or are considering legislation and rulemaking that could have a significant impact on the structure, business risk and management of the Group and of the financial services industry more generally. Detailed information on the provisions set out below can be found in Regulatory Developments paragraphs in the section on Supervision and Regulation.

Key developments that are relevant to the Group include:

¡	The UK Financial Services (Banking Reform) Act 2013 (the Banking Reform Act), gives UK authorities the power to implement key recommendations of the Independent Commission on Banking, including the separation of the UK and EEA retail banking activities of the largest UK banks into a legally, operationally and economically separate and independent entity (so-called ‘ring fencing’). It is expected that banks will have to comply with these ring-fencing requirements from January 2019;

¡	The European Commission structural reform proposals of January 2014 (which are still in discussion) for a directive to implement recommendations of the EU High Level Expert Group Review (the Liikanen Review). The directive would apply to EU globally significant financial institutions;

¡	Implementation of the requirement to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries, including Barclays Capital Inc., the Group’s US broker-dealer subsidiary. The IHC will generally be subject to supervision and regulation, including as to regulatory capital and stress testing, by the Federal Reserve Bank (FRB) as if it were a US bank holding company of comparable size. The Group will be required to form its IHC by 1 July 2016. The IHC will be subject to the US generally applicable minimum leverage capital requirement (which is different than to Basel III international leverage ratio, including to the extent that the generally applicable US leverage ratio does not include off-balance sheet exposures) starting 1 January 2018. The Group continues to evaluate the implications of the FRB’s IHC final rules (issued in February 2014) for the Group. Nevertheless, the Group currently believes that, in the aggregate, the final rules (and, in particular, the leverage requirements in the final rules that will be applicable to the IHC in 2018) are likely to increase the operational costs and capital requirements and/or require changes to the business mix of the Group’s US operations, which ultimately may have an adverse effect on the Group’s overall result of operations; and

¡	Implementation of the so-called ‘Volcker Rule’ under the Dodd-Frank Act. The Volcker Rule, once fully effective, will prohibit banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates from undertaking certain ‘proprietary trading’ activities and will limit the sponsorship of, and investment in, private equity funds and hedge funds, in each case broadly defined, by such entities. The rules will also require the Group to develop an extensive compliance and monitoring programme (both inside and outside of the US), subject to various executive officer attestation requirements, addressing proprietary trading and covered fund activities, and the Group therefore expects compliance costs to increase. The final rule is highly complex and its full impact will not be known with certainty until market practices and structures develop under it. Subject entities are generally required to be in compliance with the prohibition on proprietary trading and the requirement to develop an extensive compliance programme by July 2015 (with certain provisions subject to possible extensions).

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

e) Regulatory action in the event of a bank failure

The UK Banking Act 2009, as amended (the Banking Act) provides for a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers to make share transfer orders and property transfer orders. Following the Banking Reform Act the authorities will also have at their disposal a statutory bail-in power. This bail-in power, when it is made available to the UK resolution authority, will enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors. The bail-in power will enable the UK resolution authority to cancel liabilities or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution and the power to convert liabilities into another form (e.g. shares). In addition to the bail-in power, the powers granted to the relevant UK resolution authority under the Banking Act include the power to: (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (ii) transfer all or part of the business of the relevant financial institution to a ‘bridge bank’ (a publicly controlled entity); and (iii) transfer the impaired or problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time. The EU Bank Recovery and Resolution Directive (BRRD) contains provisions similar to the Banking Act on a European level, many of which augment and increase the powers available to regulators in the event of a bank failure. Further, parallel developments at international level may result in increased risks for banks, for example the Financial Stability Board (FSB) proposals for harmonising key principles for TLAC globally.

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the Group or any entity within the Group such exercise could result in a material adverse effect on the rights or interests of shareholders and creditors including holders of debt securities and/or could have a material adverse effect on the market price of shares and other securities issued by the Group. Such effects could include losses of shareholdings/associated rights including by the dilution of percentage ownership of the Group’s share capital, and may result in creditors, including debt holders, losing all or a part of their investment in the Group’s securities that could be subject to such powers.

90 |

Risk review Material existing and emerging risks Material existing and emerging risks to the Group’s future performance

f) Recovery and resolution planning

There continues to be a strong regulatory focus on resolvability from international and UK regulators. The Group made its first formal Recovery and Resolution Plan (RRP) submissions to the UK and US regulators in mid-2012 and has continued to work with the relevant authorities to identify and address impediments to resolvability.

In the UK, RRP work is now considered part of continuing supervision. Removal of barriers to resolution will be considered as part of the PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability.

In the US, Barclays is one of several systemically important banks (as one of the so-called “first wave filers”) required to file resolution plans with the Federal Reserve and the FDIC under provisions of the Dodd-Frank Act. The regulators provided feedback in August 2014 with respect to the 2013 resolution plans submitted by first wave filers. This feedback required such filers to make substantive improvements to their plans for filing in 2015 or face potential punitive actions which, in extremis, could lead to forced divestitures or reductions in operational footprints in the US. Barclays is working with its regulators to address these issues and will file its revised plan in June 2015. It is uncertain when or in what form US regulators will review and assess Barclays’ US resolution plan filing.

In South Africa, the South African Treasury and the South Africa Reserve Bank are considering material new legislation and regulation to adopt a resolution and depositor guarantee scheme in alignment with FSB principles. BAGL and Absa Bank will be subject to these schemes as they are adopted. It is not clear what shape these schemes will take or when they will be adopted, but current proposals for a funded deposit insurance scheme and for operational continuity could result in material new expense impacts for the BAGL group.

Whilst the Group believes that it is making good progress in reducing impediments to resolution, should the relevant authorities ultimately decide that the Group or any significant subsidiary is not resolvable, the impact of such structural changes (whether in connection with RRP or other structural reform initiatives) could impact capital, liquidity and leverage ratios, as well as the overall profitability of the Group, for example via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Conduct risk

Any inappropriate judgements or actions taken by the Group, in the execution of business activities or otherwise, may adversely impact the Group or its employees. In addition, any such actions may have a detrimental impact on the Group’s customers, clients or counterparties.

Such judgements or actions may negatively impact the Group in a number of ways including, for example, negative publicity and consequent erosion of reputation, loss of revenue, imposition of fines, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, criminal and civil penalties and other damages, reduced workforce morale, and difficulties in recruiting and retaining talent. The Group may self-identify incidents of inappropriate judgement which might include non-compliance with regulatory requirements where consumers have suffered detriment leading to remediation of affected customers.

There are a number of areas, where the Group has sustained financial and reputational damage from previous periods, and where the consequences continued in 2014 and are likely to have further adverse effects in 2015 and possibly beyond. Further details on current regulatory investigations are provided in Note 29 Legal, Competition and Regulatory Matters.

As a global financial services firm, the Group is subject to the risks associated with money laundering, terrorist financing, bribery and corruption and economic sanctions and may be adversely impacted if it does not adequately mitigate the risk that its employees or third parties facilitate or that its products and services may be used to facilitate financial crime activities.

Furthermore, the Group’s brand may be adversely impacted from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical and not in keeping with the Group’s stated purpose and values.

Failure to appropriately manage these risks and the potential negative impact to the Group’s reputation may reduce, directly or indirectly, the attractiveness of the Group to stakeholders, including customers and clients. Furthermore, such a failure may undermine market integrity and result in detriment to the Group’s clients, customers, counterparties or employees leading to remediation of affected customers by the Group.

| 91

Risk review Risk management

An overview of Barclays’ approach to risk
management

    For a more detailed breakdown on our Risk review
        and Risk management contents please see pages
        82-83.
    More detailed information on how Barclays manages
        these risks can be found on pages 341-391.

Page

Barclays’ risk management strategy
Introduction	93
Risk management strategy	93
Governance structure	93
Risk governance and assigning responsibilities	95
Principal risks	96

Credit risk management
Overview	97
Organisation and structure	97
Roles and responsibilities	98
Credit risk mitigation	98

Market risk management
Overview	99
Organisation and structure	100
Roles and responsibilities	100

Capital risk management
Overview	101
Organisation and structure	101
Roles and responsibilities	101

Liquidity risk management
Overview	103
Organisation and structure	103
Liquidity risk management framework	103

Operational risk management
Overview	104
Organisation and structure	104
Roles and responsibilities	105

Conduct risk management
Overview	106
Organisation and structure	106
Roles and responsibilities	106
Management of conduct risk	107

Reputation risk management
Overview	108
Organisation and structure	108
Roles and responsibilities	109

92 | Barclays PLC and Barclays Bank PLC 2014 Annual Report on Form 20-F

Risk review Risk management

The following pages provide an overview of the Group’s approach to risk management. A more comprehensive overview together with more specific information on Group policies can be found on pages 341-391.

Introduction

This section outlines the Group’s strategy for managing risk and how risk culture has been developed to ensure that there is a set of objectives and practices which are shared across the Group. It provides details of the Group’s governance, committee structure and how responsibilities are assigned.

Risk management strategy

The Group has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

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

A key element of setting clear management objectives is the Enterprise Risk Management Framework (ERMF), which sets out the activities, tools, techniques and organisational arrangements so that material risks facing the Group can be better identified and understood, and that appropriate responses are in place to protect Barclays and prevent detriment to its customers, employees or community. This will help the Group meet its goals, and enhance its ability to respond to new opportunities.

The aim of the risk management process is to provide a structured, practical and easily understood set of three steps, Evaluate, Respond and Monitor (the E-R-M process), that enables management to identify and assess those risks, determine the appropriate risk response, and then monitor the effectiveness of the risk response and changes to the risk profile.

1. Evaluate: risk evaluation must be carried out by those individuals, teams and departments that are best placed to identify and assess the potential risks, and include those responsible for delivering the objectives under review.

2. Respond: the appropriate risk response effectively and efficiently ensures that risks are kept within appetite, which is the level of risk that the Group is prepared to accept while pursuing its business strategy. There are three types of response: i) accept the risk but take the necessary mitigating actions such as using risk controls; ii) stop the existing activity/do not start the proposed activity; or iii) continue the activity but lay off risks to another party e.g. insurance.

3. Monitor: once risks have been identified and measured, and controls put in place, progress towards objectives must be tracked. Monitoring must be ongoing and can prompt re-evaluation of the risks and/or changes in responses. Monitoring must be carried out proactively and is wider than just ‘reporting’ and includes ensuring risks are being maintained within risk appetite, and checking that controls are functioning as intended and remain fit for purpose.

Barclays risk management strategy

The process is orientated around material risks impacting delivery of objectives, and is used to promote an efficient and effective approach to risk management. This three-step risk management process:

¡	Can be applied to every objective at every level in the bank, both top-down or bottom-up;

¡	Is embedded into the business decision making process;

¡	Guides the Group’s response to changes in the external or internal environment in which existing activities are conducted; and

¡	Involves all staff and all three lines of defence (see page 96).

Governance structure

Risk exists when the outcome of taking a particular decision or course of action is uncertain and could potentially impact whether, or how well, the Group delivers on its objectives.

The Group faces risks throughout its business, every day, in everything it does. Some risks are taken after appropriate consideration – like lending money to a customer. Other risks may arise from unintended consequences of internal actions, for example an IT system failure or poor sales practices. Finally, some risks are the result of events outside the Group but which impact its business – such as major exposure through trading or lending to a market counterparty which later fails.

All employees must play their part in the Group’s risk management, regardless of position, function or location. All employees are required to be familiar with risk management policies that are relevant to their activities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the ERMF, risk management process and governance arrangements.

There are four key Board-level committees which review and monitor risk across the Group. These are: the Board; the Board Enterprise Wide Risk Committee; the Board Financial Risk Committee and the Board Conduct, Operational and Reputational Risk Committee.

The Board

One of the Board’s (Board of Directors of Barclays PLC) responsibilities is the approval of risk appetite, which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set out in the ERMF.

| 93

Board oversight and flow of risk related information

The Board Enterprise Wide Risk Committee (BEWRC)

The BEWRC is a committee of the Board, from which it derives its authority and to which it regularly reports. The principal purpose of the Committee is to review, on behalf of the Board, management’s recommendations on risk, in particular:

¡	Consider and recommend to the Board the Group’s overall risk appetite;

¡	Review, on behalf of the Board, the Group’s overall risk profile;

¡	Satisfy itself on the design and completeness of the Group’s ERMF, including the Principal Risk categories; and

¡	Consider key enterprise wide risk themes.

BEWRC membership comprises the Group Chairman and Chairmen of the Board Audit Committee, Board Conduct, Operational and Reputational Risk Committee, Board Financial Risk Committee and Board Remuneration Committee. The Group Chief Executive Officer (CEO), Group Chief Risk Officer (CRO), Group Finance Director, Head of Compliance, General Counsel and Chief Internal Auditor are mandatory attendees.

The Board Financial Risk Committee (BFRC)

The BFRC monitors the Group’s risk profile against the agreed financial appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BFRC is comfortable with them. After each meeting, the Chair of the BFRC prepares a report for the next meeting of the Board. All members are non-executive Directors. The Group Finance Director and the Chief Risk Officer attend each meeting as a matter of course.

The BFRC receives regular and comprehensive reports on risk methodologies and the Group’s risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the CRO or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities.

The Board Conduct, Operational and Reputational Risk Committee (BCORR)

The BCORR was created to strengthen the Board-level governance over conduct risk and reputation matters. It reviews the effectiveness of the processes by which the Group identifies and manages conduct and reputation risk and considers whether business decisions will compromise the Group’s ethical policies or core business beliefs and values. It also considers the Group’s risk appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

In addition, the Board Audit and Board Remuneration Committees receive regular risk reports to assist them in the undertaking of their duties.

The Board Audit Committee (BAC)

The BAC receives, among other reports, quarterly reports on material control issues of significance, quarterly papers on accounting judgements (including impairment), and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chairman of the BAC also sits on the BFRC and BCORR.

The Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance from the BFRC, regular updates on the risk profile and proposals for the ex-ante risk adjustment. These inputs are considered in the setting of performance incentives.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given in the Board of Directors section on page 3. The terms of reference and additional details on membership activities for each of the principal Board Committees are available from the Corporate Governance section at: barclays.com/corporategovernance.

The CRO manages the independent Risk function and chairs the Financial Risk Committee (FRC) and the Operational Risk and Control Committee (ORCC), which monitor the Group’s financial and non-financial risk profile relative to established risk appetite.

The Group Treasurer heads the Group Treasury function and chairs the Treasury Committee which manages the Group’s liquidity, maturity transformation and structural interest rate exposure through the

94 |

Risk review Risk management

setting of policies and controls; monitors the Group’s liquidity and interest rate maturity mismatch; monitors usage of regulatory and economic capital; and has oversight of the management of the Group’s capital plan.

The Head of Compliance chairs the Conduct and Reputational Risk Committee (CRRC) which assesses quality of the application of the Reputation and Conduct Risk Control Frameworks. It also recommends risk appetite, sets policies to ensure consistent adherence to that appetite, and reviews known and emerging reputational and conduct related risks to consider if action is required.

The Enterprise Wide Risk Management Committee (EWRMC) was established by, and derives its authority from, the CRO. It supports the CRO in the provision of oversight and challenge of the systems and controls in respect of risk management. EWRMC membership includes the CRO, CEO, Group Finance Director, Group General Counsel, and Head of Compliance.

Risk governance and assigning responsibilities

Responsibility for risk management resides at all levels of the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. These responsibilities are distributed so that risk/return decisions are: taken at the most appropriate level; as close as possible to the business and, subject to robust and effective review and challenge. The responsibilities for effective review and challenge reside at all levels.

The ERMF was introduced as part of the Transform programme and sets out the activities, tools, techniques and organisational arrangements to ensure that all material risks are identified and understood, and that appropriate responses are in place to protect the

Group and prevent detriment to its customers, colleagues or community, enabling the Group to meets its goals, and enhance its ability to respond to new opportunities.

It covers those risks incurred by the Group that are foreseeable, continuous and material enough to merit establishing specific Group-wide control frameworks. These are known as Key Risks. See Principal Risks on page 96 for more information.

The ERMF is intended to be widely read with the aim of articulating a clear, consistent, comprehensive and effective approach for the management of all risks in the Group and creating the proper context for setting standards and establishing the right practices throughout the Group. The EMRF sets out a philosophy and approach that is applicable to the whole bank, all colleagues and to all types of risk and defines the roles and responsibilities of all employees with respect to risk management, including the CRO and the CEO. It also sets out specific requirements for key individuals, including the CRO and CEO, and the overall governance framework that will oversee its effective operation.

The EMRF supports risk management and control by ensuring that there is a:

¡	Sustainable and consistent implementation of the three lines of defence across all businesses and functions;

¡	Framework for the management of Principal Risks;

¡	Consistent application of Barclays’ risk appetite across all Principal Risks; and

¡	Clear and simple policy hierarchy.

Reporting and control

| 95

Three lines of defence

The enterprise risk management process is the ‘defence’ and organising businesses and functions into three ‘lines’ enhances the E-R-M process by formalising independence and challenge, while still promoting collaboration and the flow of information between all areas. The three lines of defence operating model enables the Group to separate risk management activities:

First line: own and take risk, and implement controls

First line activities are characterised by:

¡	Ownership of and direct responsibility for the Group’s returns or elements of Barclays results;

¡	Ownership of major operations, systems and processes fundamental to the operation of the bank; and

¡	Direct linkage of objective setting, performance assessment and reward to P&L performance.

Second line: oversee and challenge the first line, provide second line risk management activity and support controls

Second line activities are characterised by:

¡	Oversight, monitoring and challenge of the first line of defence activities;

¡	Design, ownership or operation of Key Risk Control Frameworks impacting the activities of the first line of defence;

¡	Operation of certain second line risk management activities (e.g. work-outs); and

¡	No direct linkage of objective setting, performance assessment and reward to revenue (measures related to mitigation of losses and balancing risk and reward are permissible).

Third line: provide assurance that the E-R-M process is fit for purpose, and that it is being carried out as intended

Third line activities are characterised by:

¡	Providing independent and timely assurance to the Board and Executive Management over the effectiveness of governance, risk management and control.

Principal Risks

A Principal Risk comprises individual Key Risk types to allow for more granular analysis of the associated risk. As at 31 December 2014 the six Principal Risks were: i) Credit; ii) Market; iii) Funding; iv) Operational; v) Conduct; and vi) Reputation. For 2015, reputation risk will be recognised as a Key Risk within Conduct Risk given the close alignment between them and the fact that as separate Principal Risks they had a common Principal Risk Officer.

Risk management responsibilities are laid out in the ERMF, which covers the categories of risk in which the Group has its most significant actual or potential risk exposures. The ERMF: creates clear ownership and accountability; ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite and risk tolerances; and ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each Key Risk is owned by a senior individual known as the Key Risk Officer who is responsible for developing a risk appetite statement and overseeing and managing the risk in line with the ERMF. This includes the documentation, communication and maintenance of a risk control framework which makes clear, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk. These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Reviews are undertaken on a six-monthly basis and support the regulatory requirement for the Group to make an annual statement about its system of internal controls. At the business level executive management hold specific Business Risk Oversight Meetings to monitor all Principal Risks.

Key Risk Officers report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the:

Board Financial Risk Committee:

¡	Financial Risk Committee has oversight of Credit and Market Risks

¡	Treasury Committee has oversight of Funding Risk.

Board Conduct, Operational and Reputation Risk Committee:

¡	Operational Risk and Control Committee has oversight of all Operational Risk types, with the exception of Tax Risk, which is primarily overseen by the Tax Risk Committee

¡	Conduct and Reputation Risk Committee has oversight of the Conduct and Reputation Risks.

Each Key Risk Officer also undertakes an annual programme of risk-based conformance reviews. A conformance review is undertaken by individuals who are independent of the management team running the operations and assesses the quality of conformance testing.

The following sections provide an overview of each of the six Principal Risks together with details of the structure and organisation of the relevant management function and its roles and responsibilities including how the impact of the risk to the Group may be minimised.

96 |

Risk review Risk management Credit risk management

Credit risk The risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

Overview

The granting of credit is one of the Group’s major sources of income and, as a significant risk, the Group dedicates considerable resources to its control. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients. Other sources of credit risk arise from trading activities, including: debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

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

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis while retail balances are larger in number but smaller in value and are, therefore, managed on a homogenous portfolio basis.

Responsibilities of credit risk management has been structured so that decisions are taken as close as possible to the business, while ensuring robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant business Chief Risk Officer who, in turn, reports to the CRO.

| 97

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting the policies for approval of transactions (principally retail); monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; for wholesale portfolios performing effective turnaround and workout scenarios via dedicated restructuring and recoveries teams; for retail portfolios maintaining robust collections and recovery processes/units; and review and validation of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures are approved at the Credit Committee which is managed by the central risk function. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting credit risk policies.

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate credit risks to which it is exposed. These can broadly be divided into three types: netting and set-off; collateral; and risk transfer.

Netting and set-off

In most jurisdictions in which the Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions compared with other risk mitigation techniques.

For derivative transactions, the Group’s normal practice is to enter into standard master agreements with counterparties (e.g. ISDA). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against the Group’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing for payments on the same day in the same currency to be set off against one another.

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

¡	Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings

¡	Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms

¡	Other retail lending: includes charges over motor vehicles and other physical assets, second lien charges over residential property, and finance lease receivables

¡	Derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex (CSA)) with counterparties with which the Group has master netting agreements in place

¡	Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price

¡	Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements

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

Detailed policies are in place to ensure that credit risk mitigation is appropriately recognised and recorded and more information can be found on pages 364-366.

98 |

Risk review Risk management Market risk management

Market risk The risk of a reduction to earnings or capital due to volatility of the trading book positions or an inability to hedge the banking book balance sheet.

Overview

Traded market risk

Traded market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, the Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices.

Non-traded market risk

Banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margins to changes in interest rates. The principal banking business PCB engages in internal derivative trades with Treasury to manage this interest rate risk to within its defined risk appetite, however, the businesses remain susceptible to market risk from four key sources:

¡	Prepayment risk: Balance run-off may be faster or slower than expected due to customer behaviour in response to general economic conditions or interest rates. This can lead to a mismatch between the actual balance of products and the hedges executed with Treasury based on initial expectations

¡	Recruitment risk: The volume of new business may be lower or higher than expected requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected

¡	Residual risk and margin compression: The business may retain a small element of interest rate risk to facilitate the day-to-day management of customer business. Additionally, in the current low rate environment, deposits on which the Group sets the interest rate are exposed to margin compression. This is because for any further fall in base rate the Group must absorb an increasing amount of the rate move in its margin

¡	Lag risk: The risk of being unable to re-price products immediately after a change in interest rates due to mandatory notification periods. This is highly prevalent in managed rates saving products (e.g. Every Day Saver) where customers must be informed in writing of any planned reduction in their savings rate

Organisation and structure

Traded market risk in the business resides primarily in Investment Bank, Group Treasury, Africa Banking and Non-Core. These businesses have the mandate to incur traded market risk. Non-traded market risk is mostly incurred in PCB and Barclaycard.

Pension risk

The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. The Group monitors the market risks arising from its defined benefit pension schemes, and works with the trustees to address shortfalls. In these circumstances, the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Insurance risk

Insurance risk is solely managed within Africa Banking where four categories of insurance risk are recognised, namely short-term insurance underwriting risk, life insurance underwriting risk, life insurance mismatch risk and life and insurance investment risk.

Insurance risk arises when:

¡	Aggregate insurance premiums received from policyholders under a portfolio of insurance contracts are inadequate to cover the claims arising from those policies and the expenses associated with the management of the portfolio of policies and claims;

¡	Premiums are not invested to adequately match the duration, timing and size of expected claims; or

¡	Unexpected fluctuations in claims arise or when excessive exposure (e.g. in individual or aggregate exposures) relative to capacity is retained in the entity.

Insurance entities also incur market risk (on the investment of accumulated premiums and shareholder capital), credit risk (counterparty exposure on investments and reinsurance transactions), liquidity risk and operational risk from their investments and financial operations.

| 99

Overview of the business market risk control structure

Organisation and structure

Traded market risk in the businesses resides primarily in the Investment Bank, Treasury, Africa Banking and BNC. The Businesses have the mandate to incur traded market risk. Non-traded market risk is mostly incurred in PCB and Barclaycard.

Market risk oversight and challenge is provided by business committees, Group committees, including the Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

Roles and responsibilities

The objectives of market risk management are to:

¡	Understand and control market risk by robust measurement, limit setting, reporting and oversight;

¡	Facilitate business growth within a controlled and transparent risk management framework;
¡	Ensure that traded market risk in the businesses resides primarily in certain areas, and that it is controlled according to the allocated appetite;

¡	Control non-traded market risk in line with approved appetite;

¡	Control insurance risk in line with approved appetite; and

¡	Support the BNC strategy of asset reductions by ensuring that it remains within agreed risk appetite.

To ensure the above objectives are met, a well-established governance structure is in place, whereby the risks are identified, assessed, controlled and reported on throughout the organisation.

More information on market risk management can be found on pages 367-377.

100 |

Risk review Risk management Funding and capital risk management

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios. Group Treasury manage funding risk on a day-to-day basis with the Group Treasury Committee acting as the principle management body.

In 2014, to ensure effective oversight and segregation of duties and in line with the ERMF, the Key Risk Officer duties and conformance responsibilities were transferred from Treasury to Risk.

An overview on how capital and liquidity risks are managed is covered below:

Capital risk
Capital risk is the risk that the Group has insufficient capital resources to:

¡	Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

¡	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and

¡	Support its growth and strategic options.

Overview

Organisation and structure

Capital management is integral to the Group’s approach to financial stability and sustainability management and is therefore embedded in the way businesses and legal entities operate. Capital demand and supply is actively managed on a centralised basis, at a business level, at a local entity level and on a regional basis taking into account the regulatory, economic and commercial environment in which Barclays operates.

Roles and responsibilities

The Group’s capital management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board. The Group’s objectives are achieved through well embedded capital management practices:

Capital planning

Capital forecasts are managed on a top-down and bottom-up analysis through both short term (one year) and medium-term (three years) financial planning cycles. Barclays’ capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support the Group’s risk profile, regulatory and business needs, including Transform financial commitments. As a result, the Group holds a diversified capital base that provides strong loss absorbing capacity and optimised returns.

Barclays’ capital plans are continually monitored against relevant internal target capital ratios to ensure they remain appropriate, and consider risks to the plan including possible future regulatory changes.

Local management ensures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Treasury Committee, as required.

| 101

Regulatory requirements

Capital planning is set in consideration of minimum regulatory requirements in all jurisdictions in which the Group operates. Barclays’ regulatory capital requirements are determined by the PRA under the Basel III and CRD IV requirements.

Under these regulatory frameworks, capital requirements are set in consideration of the level of risk that the firm is exposed to which is measured through both risk-weighted assets (RWAs) and leverage.

Capital held to support the level of risk identified is set in consideration of minimum ratio requirements and internal buffers. Capital requirements are set to support the firm’s level of risk both on a going concern basis and in resolution.

Governance

The Group and legal entity capital plans are underpinned by the Capital Risk Framework, which includes capital management policies and practices approved by the Treasury Committee. These plans are implemented consistently in order to deliver on the Group objectives.

The Board approves the Group capital plan, stress tests and recovery plan. The Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The Board Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast in order to understand and manage the Group’s projected capital adequacy.

Monitoring and managing capital

Capital is monitored and managed on an ongoing basis through:

Stress testing: internal stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios, arising from 1 in 7 year and 1 in 25 year stresses. Actual recent economic, market and peer institution stresses are used to inform the assumptions of the stress tests and assess the effectiveness of mitigations strategies.

The Group also undertakes stress tests prescribed by the PRA and ECB. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible, stressed conditions.

Risk mitigation: as part of the stress testing process actions are identified that should be taken to mitigate the risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan defines the actions and implementation strategies available for the Group to increase or preserve capital resources in the event that stress events are more extreme than anticipated. In addition, the strong regulatory focus on resolvability has continued in 2014, from both UK and international regulators. The Group continues to work with the authorities on recovery and resolution planning (RRP), and the detailed practicalities of the resolution process, including the provision of information that would be required in the event of a resolution, so as to enhance Barclays’ resolvability.

Senior management awareness and transparency: Treasury works closely with Central Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are considered in the Group’s capital plan. Capital risks against firm-specific and macroeconomic early warning indicators are monitored and reported to the Treasury Committee, associated with clear escalation channels to senior management.

Capital management information is readily available at all times to support the Executive Managements strategic and day-to-day business decision making, as may be required.

The Group submits its Board approved ICAAP document to the PRA on an annual basis, which forms the basis of the Individual Capital Guidance (ICG) set by the PRA.

Capital allocation: capital allocations are approved by the Group Executive Committee and monitored by the Treasury Committee, taking into consideration the risk appetite, growth and strategic aims of the Group. Barclays Bank PLC (BBPLC) is the primary source of capital to its legal entities. Regulated legal entities are, at a minimum, allocated adequate capital to meet their current and forecast regulatory and business requirements.

Transferability of capital: the Group’s policy is for surplus capital held in Group entities to be repatriated to BBPLC in the form of dividends and/ or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the re-deployment of capital across legal entities. The Group is not aware of any material impediments to the prompt transfer of capital resources, in line with the above policy, or repayment of intra-Group liabilities when due.

More information on capital risk management can be found on pages 385-386.

102 |

Risk review Risk management Liquidity risk management

Liquidity risk

The risk that the firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a wide range of Group-specific and market-wide events.

Overview

Liquidity risk is recognised as a Key Risk within funding risk. Efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Management Framework (the Liquidity Framework) which is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile, appropriate to maintain market confidence in the Group’s name and meet the liquidity risk appetite as expressed by the Board.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Organisation and structure

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities. As required under the Enterprise Risk Management Framework the Treasury Key Risk Officer (KRO) approves the Liquidity Framework under which the treasury function operates. The Treasury KRO reports into the Head of Financial Risk (Principal Risk Officer) and has an independent reporting line to the risk function. The Liquidity Framework is subject to annual review. The Liquidity Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the Liquidity Risk Appetite.

The Board sets the Group’s Liquidity Risk Appetite (LRA), being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Treasury Committee is responsible for the management and governance of the mandate defined by the Board and includes the following subcommittees:

¡	The Funding and Liquidity Risk Committee is responsible for the review, challenge and recommendation of the Liquidity Framework to the Treasury Committee; and

¡	The Liquidity Management Committee, which is responsible for managing the liquidity of the Group through a liquidity event.

Liquidity risk management framework

The Group has a comprehensive Liquidity Framework for managing the Group’s liquidity risk. The Liquidity Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the LRA. The Liquidity Framework is designed to deliver the appropriate term and structure of funding consistent with the LRA set by the Board.

Liquidity is monitored and managed on an on-going basis through:

Risk appetite and planning: established LRA together with the appropriate limits for the management of liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

Liquidity limits: management of limits on a variety of on and off-balance sheet exposures and these serve to control the overall extent and composition of liquidity risk taken by managing exposure to the cash outflows.

Internal pricing and incentives: active management of the composition and duration of the balance sheet and of contingent liquidity risk through the transfer of liquidity premium directly to the businesses.

Early warning indicators: monitoring of a range of market indicators for early signs of liquidity risk in the market or specific to Barclays. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions.

Contingency Funding Plan: maintenance of a Contingency Funding Plan (CFP) which is designed to provide a framework where a liquidity stress could be effectively managed. The CFP provides a communication plan and includes management actions to respond to liquidity stresses of varying severity.

Recovery Resolution Plan: in accordance with the requirements of the PRA Rulebook: Recovery & Resolution, Barclays has developed a Group Recovery Plan. The key objectives are to provide the Group with a range of options to ensure the viability of the firm in a stress, set consistent Early Warning Indicators and to enable the Group to be adequately prepared to respond to stressed conditions. The Group continues to work closely with the PRA on developing the resolution plan.

| 103

Risk review Risk management Operational risk management

Operational risk

Any instance where there is a potential or actual impact to the Group resulting from inadequate or failed internal processes, people, systems, or from an external event. The impacts to the Group can be financial, including losses or an unexpected financial gain, as well as non-financial such as customer detriment, reputational or regulatory consequences.

Overview

The management of operational risk has two key objectives to:

¡	Minimise the impact of losses suffered, both in the normal course of business (small losses) and from extreme events (large losses); and

¡	Improve the effective management of the Group and strengthen its brand and external reputation.

The Group is committed to the management and measurement of operational risk and was granted a waiver by the FSA (now the PRA) to operate an Advanced Measurement Approach (AMA) for operational risk, which commenced in January 2008. The majority of the Group calculates regulatory capital requirements using AMA (93% of capital requirements); however, in specific areas, the Basic Indicator Approach (7%) is applied. The Group works to benchmark its internal operational risk management and measurement practices with peer banks and to drive the further development of advanced techniques.

Organisation and structure

The Group is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. The key elements of the Group’s system of internal control, which is aligned to the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) Internal Control – Integrated Framework, are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group Operational Risk Framework.

Operational risk comprises a number of specific Key Risks defined as follows:

¡	Cyber security: risk of loss or detriment to the Group’s business and customers as a result of actions committed or facilitated through the use of networked information systems

¡	External supplier: inadequate selection and ongoing management of external suppliers

¡	Financial reporting: reporting misstatement or omission within external financial or regulatory reporting

¡	Fraud: dishonest behaviour with the intent to make a gain or cause a loss to others

¡	Information: inadequate protection of the Group’s information in accordance with its value and sensitivity

¡	Legal: failure to identify and manage legal risks

¡	Payments: failure in operation of payments processes

¡	People: inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours

¡	Premises and security: unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats

¡	Taxation: failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage

¡	Technology: failure to develop and deploy secure, stable and reliable technology solutions

¡	Transaction operations: failure in the management of critical transaction processes

In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational key risks listed above to cover areas included within conduct risk. For more information on conduct risk please see pages 106-107.

104 |

Risk review Risk management Operational risk management

Roles and responsibilities

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. The Operational Risk function acts in a second line of defence capacity and provides oversight and challenge of the business operational risk profile escalating issues as appropriate.

The Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of Operational Risk across the Group. The Operational Risk & Control Committee (OR&CC) is the senior executive body responsible for the oversight and challenge of operational risk and the control environment. Depending on their nature, the outputs of the OR&CC are presented to the BCORR or the BAC.

At the business level, operational risk is monitored by executive management through specific meetings which cover governance, risk and control. Businesses are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, material control issues, operational risk events and a review of scenarios and capital.

Operational risk management is represented at these business meetings and provides specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered at the OR&CC and from time to time businesses are required to present a deep-dive of their operational risk and control environment. The committee then considers material control issues and their effective remediation. On control issues the OR&CC additionally presents to the BAC.

Specific reports are prepared by businesses, Key Risk Officers and Operational Risk on a regular basis for OR&CC, BCORR and BAC.

Risk and control self-assessments and key indicators

The Group identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place, and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what, if any, action is required to reduce the level of risk to the Group. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

Key indicators (KIs) are metrics which allow the Group to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business and are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision-making and actions.

| 105

Risk review Risk management Conduct risk management

Conduct Risk The risk that detriment is caused to customers, clients, counterparties or the Group because of inappropriate judgement in the execution of the Group’s business activities.

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing good customer outcomes and protecting market integrity. The Group has defined 10 outcomes which are positive indicators that it is delivering good customer outcomes and protecting market integrity:

¡	Culture places customer interests at the heart of strategy, planning, decision making and judgements

¡	Strategy is to develop long-term banking relationships with customers by providing products and services that meet their needs and do not cause detriment

¡	Does not disadvantage or exploit customers, customer segments or markets, and does not distort market competition

¡	Proactively identifies conduct risks and intervenes before they crystallise by managing, escalating and mitigating them promptly

¡	Products, services and distribution channels are designed, monitored and managed to provide value, accessibility, transparency, and to meet the needs of customers

¡	Provides banking products and services that meet customers’ expectations and perform as represented. Representations are accurate and comprehensible so customers understand the products and services they are purchasing

¡	Addresses any customer detriment and dissatisfaction in a timely and fair manner

¡	Safeguards the privacy of personal data

¡	Does not conduct or facilitate market abuse

¡	Does not conduct or facilitate financial crime

Organisation and structure

The Conduct and Reputational Risk Committee (CRRC) is a subcommittee of the BCORR. The principal purpose of the CRRC is to review and monitor the effectiveness of Barclays’ management of Conduct and Reputation Risk.

The Conduct Risk Committee (CRC) is a senior executive body responsible for the oversight and challenge of Conduct Risk and the control environment within Barclays. The outputs of the CRC are presented to the CRRC and the BCORR.

In addition, specific committees monitor conduct risk and the control environment at the business level.

Roles and responsibilities

The Conduct Risk Principal Risk Framework (PRF) comprises a number of elements that allow the Group to manage and measure its conduct risk profile. The PRF is implemented across the Group:

¡	Vertically, through an organisational structure that requires all businesses to implement and operate their own conduct risk framework that meets the requirements detailed within the ERMF

¡	Horizontally, with Group Key Risk Officers (KROs) required to monitor information relevant to their Key Risk from each element of the Conduct Risk PRF

The primary responsibility for managing conduct risk and compliance with control requirements is with the business where the risk arises. The Conduct Risk Accountable Executive for each business is responsible for ensuring the implementation of, and compliance with, the Group Conduct Risk framework.

The Conduct Principal Risk Owner is responsible for owning and maintaining an appropriate Group-wide Conduct Risk PRF and for overseeing Group-wide Conduct Risk management.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward-looking horizon-scanning analysis as well as backward-looking evidence-based indicators from both internal and external sources.

Business-level reports are reviewed within Compliance. Compliance then creates Group-level reports for consideration by CRC, CRRC and BCORR. The Group periodically assesses its management of conduct risk through independent audits and addresses issues identified.

Event-driven reporting consists of any risks or issues that breach certain thresholds for severity and probability. Any such risks or issues must be promptly escalated to the business and the appropriate KRO.

106 |

Risk review Risk management Conduct risk management

Management of conduct risk

Conduct risk management includes the following elements:

Conduct material risk assessments: accountable executives must complete a top-down assessment of their business model and strategy. The analysis should take into consideration both internal (e.g. historic and current business strategy and banking activities) and external factors (e.g. economic and regulatory environment). This must identify all conduct risks arising from the business model, strategy or banking activity and must include recommendations and management actions to address the conduct risks identified. These assessments must then be presented to Business Risk Oversight Committees. These assessments are reflected in Conduct Risk Reports.

Conduct risk appetite: conduct risk is a non-financial risk and is intrinsic in all of Barclays’ banking activities. There is no appetite for customer detriment resulting from inappropriate judgements in the execution of its business activities. Conduct risk appetite is aligned to the Group Risk Appetite Framework. BCORR considers and recommends to the Board for approval, via the BEWRC, the Group’s conduct risk appetite statement.

Conduct risk reporting: accountable executives must produce a quarterly Conduct Risk Report which documents their businesses’ approach to understand, monitor, manage and control conduct risk.

Risk and issue reporting: risk and issue reporting provides additional senior management visibility of any conduct risks or issues that breach certain severity and probability thresholds. Thresholds have been set across the Group; any risk or issue that breaches these must be reported to BCORR (via CRRC). In addition, any risks or issues that breach more significant probability thresholds must also be escalated promptly to the business and the appropriate KRO.

Business conduct performance management information: businesses are expected to evaluate how effectively they are managing conduct risks including against metrics that align with the Key Risk Frameworks and the 10 outcomes. Barclays is developing a range of business-specific and Group metrics and measures, which will further improve its ability to monitor and assess the identification and management of conduct risks.

| 107

Risk review Risk management Reputation risk management

Reputation risk

The risk of damage to the Group’s brand arising from any association, action or inaction which is perceived by stakeholders (e.g. customers, clients, colleagues, shareholders, regulators, opinion formers) to be inappropriate or unethical.

Overview

Damage to the Group’s brand and consequent erosion of reputation reduces the attractiveness of the Group to stakeholders and may lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Reputation risk may arise in many different ways, for example:

¡	Failure to act in good faith and in accordance with the Group’s values and code of conduct

¡	Failure (real or perceived) to comply with the law or regulation, or association (real or implied) with illegal activity

¡	Failures in corporate governance, management or technical systems

¡	Failure to comply with internal standards and policies

¡	Association with controversial sectors or clients

¡	Association with controversial transactions, projects, countries or governments

¡	Association with controversial business decisions, including but not restricted to, decisions relating to: products (in particular new products), delivery channels, promotions/advertising, acquisitions, branch representation, sourcing/supply chain relationships, staff locations, treatment of financial transactions

¡	Association with poor employment practices.

In each case, the risk may arise from failure to comply with either stated or expected norms, which are likely to change over time, so an assessment of reputation risk cannot be static. If not managed effectively, stakeholder expectations of responsible corporate behaviour will not be met.

The Group designated reputation risk as a Principal Risk and developed procedures and resources, including the Reputation Risk Principal and Key Risk Framework (the Framework), to support businesses and functions in dealing with reputation risks arising in their areas of activity. This Framework is aligned to the overarching Group ERMF. In 2015 reputation risk has been re-designated as a Key Risk under the Conduct Risk Principal Risk.

The Framework sets out what is required to ensure reputation risk is managed effectively and consistently across the bank. Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Framework is designed explicitly in the light of that subjectivity and, together with supporting tools, policies and procedures, provides an holistic view of how the Group managed reputation risk during the year.

The following policies, tools and guidance support the Group’s businesses and functions in implementing the requirements of the Framework:

¡	The Barclays Way (Code of Conduct) sets out in one place what it means to work in the Group and the standards and behaviours expected of all colleagues. It gives examples of how the Barclays Values should be put into practice in decision-making and highlights the responsibility of individuals to challenge poor practice whenever and wherever it occurs

¡	The Barclays Guide outlines the Group’s governance framework and contains information about how the Group organises, manages and governs itself

¡	Reputation Risk Appetite is the level of risk that the Group is prepared to accept while pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented

¡	The Barclays Lens is an assessment tool made up of five simple questions designed to ensure that the interests of customers, clients, shareholders and communities are taken into account in the decisions made every day. The Lens is applied alongside other decision-making tools to help the Group move beyond legal, regulatory and compliance concerns to consider broader societal impacts and opportunities.

Organisation and structure

The reputation risk governance structure links the Board of Barclays Bank PLC, senior management and other fora to create a vehicle for the oversight of reputation risk. The CRRC is the designated Key Risk forum for reputation risk.

The Group Reputational Committee is a sub-committee of the CRRC, from which it derives its authority. It has license to investigate any matters within its responsibilities and obtain information as required from any employee of the Group, and to make decisions to resolve reputation issues escalated to it.

Each business (and functions where appropriate) has a clearly defined procedure for escalation of reputation risks as part of their risk oversight process. This includes a reputation risk sub-committee (or equivalent) of their Executive Committee, which has representation from appropriate specialists e.g. the Head of Communications. Business Risk Oversight Committee meetings consider all Principal Risks, and reputation risk as a Key Risk under conduct risk, as they relate to the associated businesses or region.

108 |

Risk review Risk management Reputation risk management

Roles and responsibilities

The principal responsibility for managing reputation risk lies with each business and function and, firstly, with the individuals responsible for making decisions that could impact Barclays’ reputation. There will, however, be circumstances where it is necessary to escalate the evaluation of the reputation risk associated with particular decisions beyond an individual, business or function.

The Group’s businesses and functions escalate material reputation risk issues to the Group Reputation Committee via their risk oversight processes, which have a specified means of considering reputation-related issues on an ad hoc basis as they arise (e.g. a reputation risk sub-committee or equivalent). Issues may merit escalation due to: i) the degree of risk involved; ii) the fact that the issue sets a significant precedent; or iii) the fact that the issue impacts on more than one of the Group’s businesses.

Each business (and function/region where appropriate) submits quarterly KRI reports to the Group reputation risk team, highlighting their most significant current and potential reputation risks and issues and how they are being managed. Reputation risk reporting takes the following forms:

¡	Quarterly reporting of key reputation risks via Business Risk Oversight Committees to Group Reputation Committee and CRRC

¡	Six-monthly reputation risk horizon scan reports, including current and emerging priority reputation risks to BCORR

¡	Ad hoc review of identified reputationally controversial issues/ transactions/relationships by business reputation committees, with escalation to Group Reputation Committee, where required.

| 109

Risk review Risk performance

Maintaining our risk profile at an acceptable and appropriate level is essential to ensure our continued performance. This section provides a review of the performance of the Group in 2014 for each of the six Principal Risks, which are credit, market, funding, operational, conduct, and reputation risks.

For a more detailed breakdown on our Risk review and Risk management contents please see pages 82-83.

Where appropriate, prior year disclosures have been restated to reflect the new structure of the Group adopted in May 2014.

110 |

Risk review Risk performance Credit risk

Analysis of credit risk

Credit risk is the risk of the Group suffering financial loss if any of its customers, clients, or market counterparties fails to fulfil their contractual obligations to the Group.

This section details the Group’s credit risk profile and provides information on the Group’s exposure to loans and advances to customer and banks, maximum exposures with collateral held, and net impairment charges raised in the year. It provides information on balances that are categorised as credit risk loans, balances in forbearance, as well as exposure to and performance metrics for specific portfolios and asset types.

Key metrics

¡	Credit impairment charges in 2014 were 29% lower than 2013:

-£0.2bn Group Core

Lower charges reflected improved performance in the majority of businesses

-£0.1bn Retail Core

Lower charges in key PCB portfolios reflecting better economic conditions in the UK, and in South African mortgage portfolio

-£0.1bn Wholesale Core

Lower charge in Corporate Banking reflected one-off releases and lower defaults from large UK corporates

-£0.7bn Non-Core

Lower charge reflected non-recurrence of large single name loss in 2013, releases in the wholesale portfolio, and improved recoveries and lower delinquencies in the European mortgage portfolios

¡	Loans and advances to customers and banks decreased by 1% in 2014

¡	The loan loss rate fell to 46bps

| 111

Credit risk is the risk of the Group suffering financial loss if any of its customers, clients, or market counterparties fails to fulfil their contractual obligations to the Group.

All disclosures in this section (pages 112-142) are unaudited unless otherwise stated

Overview

Credit risk represents a significant risk to the Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients, and a summary of performance may be found below.

This section provides an analysis of areas of particular interest or potentially of higher risk, including: i) balance sheet, including the maximum exposure, and collateral, and loans and advances; ii) areas of concentrations, including the eurozone; iii) exposure to and performance metrics for specific portfolios and assets types, including home loans, credit cards and UK commercial real estate; iv) exposure and performance of loans on concession programmes, including forbearance; v) problem loans, including credit risk loans (CRLs); and vi) impairment, including impairment stock and management adjustments to model outputs.

More details of the topics covered in the section may be found in the credit risk section of the contents on page 82. Please see risk management section on pages 92-109 for details of governance, policies and procedures.

Summary of performance in the period

Credit impairment charges in 2014 fell 29% to £2.2bn, as performance improved in core UK and US portfolios reflecting economic growth and falling unemployment and low inflation in both regions. The economy in South Africa remains under pressure as economic growth contracted with prolonged strike actions in the mining and engineering industries and persistent electricity shortages. The Eurozone economies are also under pressure with growth prospects in the southern European countries remaining fragile and susceptible to external shocks.

The level of CRLs reduced by 30% to £9.3bn principally due to a reduction in balances in BNC as Spanish loans were reclassified as held for sale. The coverage ratios for home loans, unsecured retail portfolios and corporate loans remain broadly in line with expected severity rates for these types of portfolios.

Net loans and advances to customers and banks were stable at £470bn reflecting a decrease in Non-Core balances offset by increases across the majority of other businesses.

Lower loan impairment charges coupled with broadly stable loan balances resulted in the loan loss rate falling to 46bps (2013: 64bps). This reflects the stable or improving performance trends across the majority of the portfolios and is the lowest annual rate since 1998 and significantly below the longer-term average.

Analysis of the Balance Sheet

Group’s maximum exposure and collateral and other credit enhancements held

Basis of preparation

The following tables present a reconciliation between the Group’s maximum exposure and its net exposure to credit risk; reflecting the financial effects of collateral, credit enhancements and other actions taken to mitigate the Group’s exposure.

For financial assets recognised on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment. For off-balance sheet guarantees, the maximum exposure is the maximum amount that the Group would have to pay if the guarantees were to be called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.

This and subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets not subject to credit risk, mainly equity securities held for trading, as available for sale or designated at fair value, and traded commodities. Assets designated at fair value in respect of linked liabilities to customers under investment contracts have also not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and not result in a loss to the Group. For off-balance sheet exposures certain contingent liabilities not subject to credit risk such as performance guarantees are excluded.

The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement is presented on pages 113-114.

Overview

As at 31 December 2014, the Group’s net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer increased 4% to £746bn. The maximum exposure and the level of mitigation held remained broadly stable. Overall, the extent to which the Group holds mitigation against its total exposure reduced slightly to 53% (2013: 54%).

Of the remaining exposure left unmitigated, a significant portion relates to cash held at central banks, available for sale debt securities issued by governments, cash collateral and settlement balances, all of which are considered lower risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivative, available for sale and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented on pages 115-116.

Where collateral is obtained in the event of default, the Group does not, as a rule, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2014 as a result of the enforcement of collateral was £161m (2013: £234m).

112 |

Risk review Risk performance Credit risk

Maximum exposure and effects of collateral and other credit enhancements (audited)

	Maximum exposure £m	Netting and set-off £m	Collateral		Risk transfer £m	Net exposure £m
As at 31 December 2014			Cash £m	Non-cash £m

On-balance sheet:

Cash and balances at central banks	39,695	–	–	–	–	39,695

Items in the course of collection from other banks	1,210	–	–	–	–	1,210

Trading portfolio assets:
Debt securities	65,997	–	–	–	–	65,997
Traded loans	2,693	–	–	–	–	2,693

Total trading portfolio assets	68,690	–	–	–	–	68,690

Financial assets designated at fair value:
Loans and advances	20,198	–	(48)	(6,657)	(291)	13,202
Debt securities	4,448	–	–	–	–	4,448
Reverse repurchase agreements	5,236	–	–	(4,803)	–	433
Other financial assets	469	–	–	–	–	469

Total financial assets designated at fair value	30,351	–	(48)	(11,460)	(291)	18,552

Derivative financial instruments	439,909	(353,631)	(44,047)	(8,231)	(6,653)	27,347

Loans and advances to banks	42,111	(1,012)	–	(3,858)	(176)	37,065

Loans and advances to customers:
Home loans	166,974	–	(274)	(164,389)	(815)	1,496
Credit cards, unsecured and other retail lending	69,022	–	(954)	(16,433)	(1,896)	49,739
Corporate loans	191,771	(9,162)	(620)	(40,201)	(5,122)	136,666

Total loans and advances to customers	427,767	(9,162)	(1,848)	(221,023)	(7,833)	187,901

Reverse repurchase agreements and other similar secured lending	131,753	–	–	(130,135)	–	1,618

Available for sale debt securities	85,539	–	–	(938)	(432)	84,169

Other assets	1,680	–	–	–	–	1,680

Total on-balance sheet	1,268,705	(363,805)	(45,943)	(375,645)	(15,385)	467,927

Off-balance sheet:
Contingent liabilities	21,263	–	(781)	(848)	(270)	19,364
Documentary credits and other short term trade related transactions	1,091	–	(6)	(8)	(3)	1,074
Forward starting reverse repurchase agreements	13,856	–	–	(13,841)	–	15
Standby facilities, credit lines and other commitments	276,315	–	(457)	(17,385)	(793)	257,680

Total off-balance sheet	312,525	–	(1,244)	(32,082)	(1,066)	278,133

Total	1,581,230	(363,805)	(47,187)	(407,727)	(16,451)	746,060

| 113

Maximum exposure and effects of collateral and other credit enhancements (audited)

	Maximum exposure £m	Netting and set-off £m	Collateral		Risk transfer £m	Net exposure £m
As at 31 December 2013			Cash £m	Non-cash £m

On-balance sheet:

Cash and balances at central banks	45,687	–	–	–	–	45,687

Items in the course of collection from other banks	1,282	–	–	–	–	1,282

Trading portfolio assets:
Debt securities	84,560	–	–	–	–	84,560
Traded loans	1,647	–	–	–	–	1,647

Total trading portfolio assets	86,207	–	–	–	–	86,207

Financial assets designated at fair value:
Loans and advances	18,695	–	–	(6,840)	(301)	11,554
Debt securities	842	–	–	–	–	842
Reverse repurchase agreements	5,323	–	–	(5,006)	–	317
Other financial assets	678	–	–	–	–	678

Total financial assets designated at fair value	25,538	–	–	(11,846)	(301)	13,391

Derivative financial instruments	350,300	(279,802)	(36,733)	(7,888)	(8,830)	17,047

Loans and advances to banks	39,422	(1,012)	–	(3,798)	(391)	34,221

Loans and advances to customers:
Home loans	179,527	–	(239)	(176,014)	(941)	2,333
Credit cards, unsecured and other retail lending	70,378	(8)	(1,182)	(18,566)	(2,243)	48,379
Corporate loans	184,332	(9,366)	(775)	(42,079)	(7,572)	124,540

Total loans and advances to customers	434,237	(9,374)	(2,196)	(236,659)	(10,756)	175,252

Reverse repurchase agreements and other similar secured lending	186,779	–	–	(184,896)	–	1,883

Available for sale debt securities	91,298	–	–	(777)	–	90,521

Other assets	1,998	–	–	–	–	1,998

Total on-balance sheet	1,262,748	(290,188)	(38,929)	(445,864)	(20,278)	467,489

Off-balance sheet:
Contingent liabilities	19,675	–	(1,081)	(950)	(556)	17,088
Documentary credits and other short term trade related transactions	780	–	(3)	(35)	(4)	738
Forward starting reverse repurchase agreements	19,936	–	–	(19,565)	–	371
Standby facilities, credit lines and other commitments	254,855	–	(1,220)	(20,159)	(2,529)	230,947

Total off-balance sheet	295,246	–	(2,304)	(40,709)	(3,089)	249,144

Total	1,557,994	(290,188)	(41,233)	(486,573)	(23,367)	716,633

114 |

Risk review Risk performance Credit risk

The Group’s approach to manage and represent credit quality

Asset credit quality

All loans and advances are categorised as either ‘neither past due nor impaired’, ‘past due but not impaired’, or ‘past due and impaired’, which includes restructured loans. For the purposes of the disclosures in the balance sheet credit quality section below and the analysis of loans and advances and impairment section (page 117):

¡	A loan is considered past due when the borrower has failed to make a payment when due under the terms of the loan contract

¡	The impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment

¡	Loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired, may carry an unidentified impairment

¡	Loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans, although individually assessed as unimpaired, may carry an unidentified impairment provision

¡	Impaired loans that are individually assessed consist predominantly of wholesale loans that are past due and for which an individual allowance has been raised

¡	Impaired loans that are collectively assessed consist predominantly of retail loans that are one day or more past due for which a collective allowance is raised. Wholesale loans that are past due, individually assessed as unimpaired, but which carry an unidentified impairment provision, are excluded from this category.

Home loans and credit card receivables that are subject to forbearance in the retail portfolios are included in the collectively assessed impaired loans column in the tables in the analysis of loans and advances and impairment section (page 117). Included within wholesale loans that are designated as neither past due nor impaired is a portion of loans that have been subject to forbearance or similar strategies as part of the Group’s ongoing relationship with clients. The loans will have an internal rating reflective of the level of risk to which the Group is exposed, bearing in mind the circumstances of the forbearance, the overall performance and prospects of the client. Loans on forbearance programmes will typically, but not always, attract a higher risk rating than similar loans which are not. A portion of wholesale loans under forbearance is included in the past due but not impaired column, although not all loans subject to forbearance are necessarily impaired or past due. Where wholesale loans under forbearance have been impaired, these form part of individually assessed impaired loans.

The Group uses the following internal measures to determine credit quality for loans that are performing:

Default Grade	Retail lending Probability of default	Wholesale lending Probability of default	Credit Quality Description

1-3	0.0-0.60%	0.0-0.05%	Strong
4-5		0.05-0.15%
6-8		0.15-0.30%
9-11		0.30-0.60%

12-14	0.60-10.00%	0.60-2.15%	Satisfactory
15-19		2.15-11.35%

20-21	10.00%+	11.35%+	Higher Risk

For loans that are performing, these descriptions can be summarised as follows:

Strong: there is a very high likelihood of the asset being recovered in full.

Satisfactory: while there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of some deterioration, mortgages with a high loan to value, and unsecured retail loans operating outside normal product guidelines.

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

Overview

As at 31 December 2014, the ratio of the Group’s assets classified as strong improved to 84% (2013: 83%) of total assets exposed to credit risk.

Traded assets remained mostly investment grade with the following proportions being categorised as strong; 94% (2013: 95%) of total derivative financial instruments, 91% (2013: 95%) of debt securities held for trading and 98% (2013: 96%) of debt securities held as available for sale. The credit quality of counterparties to reverse repurchase agreements held at amortised cost remained broadly stable at 78% (2013: 76%). The credit risk of these assets is significantly reduced as balances are largely collateralised.

| 115

In the loan portfolios, 86% (2013: 85%) of home loans to customers are measured as strong. The majority of credit card, unsecured and other retail lending remained satisfactory, reflecting the unsecured nature of a significant proportion of the balance, comprising 71% (2013: 71%) of the total. The credit quality profile of the Group’s wholesale lending improved with counterparties rated strong increasing to 72% (2013: 70%), primarily due to increases in collateral balances generally rated strong in the Investment Bank.

Further analysis of debt securities by issuer and issuer type, and netting and collateral arrangements on derivative financial instruments is presented on pages 134 and 135 respectively.

Balance sheet credit quality (audited)

As at 31 December 2014	Strong (including investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (including investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %	Maximum exposure to credit risk %

Cash and balances at central banks	39,695	–	–	39,695	100%	0%	0%	100%

Items in the course of collection from other banks	1,134	47	29	1,210	94%	4%	2%	100%

Trading portfolio assets:
Debt securities	60,290	5,202	505	65,997	91%	8%	1%	100%
Traded loans	446	1,935	312	2,693	16%	72%	12%	100%

Total trading portfolio assets	60,736	7,137	817	68,690	89%	10%	1%	100%

Financial assets designated at fair value:
Loans and advances	18,544	844	810	20,198	92%	4%	4%	100%
Debt securities	4,316	130	2	4,448	97%	3%	0%	100%
Reverse repurchase agreements	4,876	346	14	5,236	93%	7%	0%	100%
Other financial assets	269	168	32	469	57%	36%	7%	100%

Total financial assets designated at fair value	28,005	1,488	858	30,351	92%	5%	3%	100%

Derivative financial instruments	414,980	24,387	542	439,909	94%	6%	0%	100%

Loans and advances to banks	39,453	1,651	1,007	42,111	94%	4%	2%	100%

Loans and advances to customers:
Home loans	143,700	13,900	9,374	166,974	86%	8%	6%	100%
Credit cards, unsecured and other retail lending	15,369	49,255	4,398	69,022	23%	71%	6%	100%
Corporate loans	137,102	42,483	12,186	191,771	72%	22%	6%	100%

Total loans and advances to customers	296,171	105,638	25,958	427,767	69%	25%	6%	100%

Reverse repurchase agreements and other similar secured lending	102,609	29,142	2	131,753	78%	22%	0%	100%

Available for sale debt securities	84,405	498	636	85,539	98%	1%	1%	100%

Other assets	1,336	282	62	1,680	79%	17%	4%	100%

Total assets	1,068,524	170,270	29,911	1,268,705	84%	13%	3%	100%

As at 31 December 2013
Cash and balances at central banks	45,687	–	–	45,687	100%	0%	0%	100%

Items in the course of collection from other banks	1,218	51	13	1,282	95%	4%	1%	100%

Trading portfolio assets:
Debt securities	80,190	3,633	737	84,560	95%	4%	1%	100%
Traded loans	526	700	421	1,647	32%	42%	26%	100%

Total trading portfolio assets	80,716	4,333	1,158	86,207	94%	5%	1%	100%

Financial assets designated at fair value:
Loans and advances	17,020	1,017	658	18,695	91%	5%	4%	100%
Debt securities	403	36	403	842	48%	4%	48%	100%
Reverse repurchase agreements	4,492	794	37	5,323	84%	15%	1%	100%
Other financial assets	255	191	232	678	38%	28%	34%	100%

Total financial assets designated at fair value	22,170	2,038	1,330	25,538	87%	8%	5%	100%

Derivative financial instruments	331,541	18,042	717	350,300	95%	5%	0%	100%

Loans and advances to banks	36,030	2,354	1,038	39,422	91%	6%	3%	100%

Loans and advances to customers:
Home loans	153,299	14,373	11,855	179,527	85%	8%	7%	100%
Credit cards, unsecured and other retail lending	14,728	50,100	5,550	70,378	21%	71%	8%	100%
Corporate loans	128,309	46,263	9,760	184,332	70%	25%	5%	100%

Total loans and advances to customers	296,336	110,736	27,165	434,237	68%	26%	6%	100%

Reverse repurchase agreements and other similar secured lending	141,861	44,906	12	186,779	76%	24%	0%	100%

Available for sale debt securities	87,888	1,354	2,056	91,298	96%	2%	2%	100%

Other assets	1,598	340	60	1,998	80%	17%	3%	100%

Total assets	1,045,045	184,154	33,549	1,262,748	83%	14%	3%	100%

116 |

Risk review Risk performance Credit risk

As the principal source of credit risk to the Group, loans and advances to customers and banks is analysed in detail below:

Loans and advances to customers and banks

Loan quality has improved in 2014 reflected by a lower loan loss rate, while balances increased most notably in Home Loans

Analysis of loans and advances and impairment to customers and banks

	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges[a] £m	Loan loss rates bps

As at 31 December 2014
Personal & Corporate Banking	145,114	971	144,143	2,064	1.4	263	18
Africa Banking	21,334	681	20,653	1,093	5.1	295	138
Barclaycard	38,376	1,815	36,561	1,765	4.6	1,183	308

Barclays Core	204,824	3,467	201,357	4,922	2.4	1,741	85
Barclays Non-Core	20,259	428	19,831	1,209	6.0	151	75

Total Group Retail	225,083	3,895	221,188	6,131	2.7	1,892	84

Investment Bank	106,377	44	106,333	71	0.1	(14)	(1)
Personal & Corporate Banking	79,622	668	78,954	1,630	2.0	219	28
Africa Banking	16,312	246	16,066	665	4.1	54	33
Head Office and Other Operations	3,240	–	3,240	–	–	–	–

Barclays Core	205,551	958	204,593	2,366	1.2	259	13
Barclays Non-Core	44,699	602	44,097	841	1.9	53	12

Total Group Wholesale	250,250	1,560	248,690	3,207	1.3	312	12

Group Total	475,333	5,455	469,878	9,338	2.0	2,204	46

Traded loans	2,693	n/a	2,693
Loans and advances designated at fair value	20,198	n/a	20,198

Loans and advances held at fair value	22,891	n/a	22,891

Total loans and advances	498,224	5,455	492,769

As at 31 December 2013
Personal & Corporate Banking	140,742	1,325	139,417	2,703	1.9	357	25
Africa Banking	21,586	674	20,912	1,205	5.6	388	180
Barclaycard	33,024	1,517	31,507	1,541	4.7	1,096	332

Barclays Core	195,352	3,516	191,836	5,449	2.8	1,841	94
Barclays Non-Core	40,867	856	40,011	2,118	5.2	320	78

Total Group Retail	236,219	4,372	231,847	7,567	3.2	2,161	91

Investment Bank	104,468	–	104,468	–	–	(30)	(3)
Personal & Corporate Banking	77,674	701	76,973	1,861	2.4	264	34
Africa Banking	15,793	352	15,441	722	4.6	89	56
Head Office and Other Operations	3,072	–	3,072	–	–	(3)	(10)

Barclays Core	201,007	1,053	199,954	2,583	1.3	320	16
Barclays Non-Core	43,691	1,833	41,858	3,148	7.2	581	133

Total Group Wholesale	244,698	2,886	241,812	5,731	2.3	901	37

Group Total	480,917	7,258	473,659	13,298	2.8	3,062	64

Traded loans	1,647	n/a	1,647
Loans and advances designated at fair value	18,695	n/a	18,695

Loans and advances held at fair value	20,342	n/a	20,342

Total loans and advances	501,259	7,258	494,001

Loans and advances to customers and banks at amortised cost net of impairment decreased to £469.9bn (2013: £473.7bn):

¡	Non-Core decreased £17.9bn to £63.9bn driven by reclassification of Spanish loans now held for sale and a reduction in Europe Retail driven by a run-off of assets;

¡	PCB increased £6.7bn to £223.1bn due to mortgage growth, resulting from increased market activity, and higher Corporate lending balances; and

¡	Barclaycard increased £5.1bn reflecting growth across all geographies, including the impact of promotional offers and the acquisition of portfolios in the US.

CRLs decreased £4.0bn to £9.3bn primarily due to a reduction within Non-Core of £3.2bn to £2.1bn as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure.

Loan impairment charges improved 28% to £2.2bn due to the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio as a result of confirmation on Government subsidies in the renewable energy sector and improved performance in Europe, primarily due to improved recoveries and delinquencies in the mortgages portfolio. This led to a decrease in the loan loss rate to 46bps (2013: 64bps).

Note

a Excluding impairment charges on available for sale investments and reverse repurchase agreements.

| 117

Analysis of gross loans & advances by product

	Home Loans £m	Credit cards, unsecured and other retail lending £m	Corporate Loans £m	Group Total £m

As at 31 December 2014
Personal & Corporate Banking	136,022	23,837	64,877	224,736
Africa Banking	12,959	8,375	16,312	37,646
Barclaycard	–	38,376	–	38,376
Investment Bank	–	–	106,377	106,377
Head Office and Other Operations	–	–	3,240	3,240

Total Core	148,981	70,588	190,806	410,375
Barclays Non-Core	18,540	1,779	44,639	64,958

Group Total	167,521	72,367	235,445	475,333

As at 31 December 2013

Personal & Corporate Banking	132,833	25,636	59,947	218,416
Africa Banking	13,615	8,321	15,443	37,379
Barclaycard	–	33,024	–	33,024
Investment Bank	–	–	104,468	104,468
Head Office and Other Operations	–	–	3,072	3,072

Total Core	146,448	66,981	182,930	396,359
Barclays Non-Core	33,867	7,000	43,691	84,558

Group Total	180,315	73,981	226,621	480,917

Analysis of the concentration of credit risk

A concentration of credit risk exists when a number of counterparties are located in a geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group’s policies with regard to managing concentration risk is presented on page 159.

Geographic concentrations

As at 31 December 2014, the geographic concentration of the Group’s assets remained broadly consistent with 2013. 38% (2013: 37%) of the exposure is concentrated in the UK, 22% (2013: 23%) in Europe and 31% (2013: 29%) in the Americas.

For balance sheet assets, the most significant change in concentrations was for cash held at central banks. A significant reduction in Europe was noted, primarily with the European Central Bank, following the change in composition of the liquidity pool with the Bank of England and the Federal Reserve. Balances in the UK and US contributed a higher proportion of the total as a result. Overall reverse repurchase agreements have decreased due to reduced matched book trading and a focus on reducing the leveraged balance sheet. This is reflected in balances within the Americas, UK and Europe.

Information on exposures to Eurozone countries is presented on pages 119-123.

Credit risk concentrations by geography (audited)

As at 31 December 2014	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m

On-balance sheet:
Cash and balances at central banks	13,770	12,224	9,365	2,161	2,175	39,695
Items in the course of collection from other banks	644	158	–	408	–	1,210
Trading portfolio assets	12,921	15,638	31,061	2,498	6,572	68,690
Financial assets designated at fair value	21,274	1,591	3,986	2,999	501	30,351
Derivative financial instruments	133,400	147,421	129,771	2,332	26,985	439,909
Loans and advances to banks	7,472	12,793	13,227	3,250	5,369	42,111
Loans and advances to customers	241,543	60,018	76,561	39,241	10,404	427,767
Reverse repurchase agreements and other similar secured lending	20,551	22,655	81,368	928	6,251	131,753
Available for sale debt securities	22,888	33,368	22,846	4,770	1,667	85,539
Other assets	837	–	232	483	128	1,680

Total on-balance sheet	475,300	305,866	368,417	59,070	60,052	1,268,705

Off-balance sheet:
Contingent liabilities	10,222	2,542	5,517	2,757	225	21,263
Documentary credits and other short-term trade related transactions	851	36	–	186	18	1,091
Forward starting reverse repurchase agreements	4,462	5,936	701	2	2,755	13,856
Standby facilities, credit lines and other commitments	108,025	34,886	116,343	14,911	2,150	276,315

Total off-balance sheet	123,560	43,400	122,561	17,856	5,148	312,525

Total	598,860	349,266	490,978	76,926	65,200	1,581,230

118 |

Risk review Risk performance Credit risk

Credit risk concentrations by geography (audited)

As at 31 December 2013	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m

On-balance sheet:
Cash and balances at central banks	7,307	29,983	4,320	2,111	1,966	45,687
Items in the course of collection from other banks	756	242	–	284	–	1,282
Trading portfolio assets	15,936	21,040	37,113	2,165	9,953	86,207
Financial assets designated at fair value	17,487	2,632	3,399	1,372	648	25,538
Derivative financial instruments	108,095	114,931	98,568	2,904	25,802	350,300
Loans and advances to banks	6,457	12,510	10,468	2,553	7,434	39,422
Loans and advances to customers	236,686	74,021	70,661	39,584	13,285	434,237
Reverse repurchase agreements and other similar secured lending	34,027	32,820	102,922	1,887	15,123	186,779
Available for sale debt securities	29,540	33,816	20,189	5,875	1,878	91,298
Other assets	917	380	260	324	117	1,998

Total on-balance sheet	457,208	322,375	347,900	59,059	76,206	1,262,748

Off-balance sheet:
Contingent liabilities	10,349	2,475	4,521	2,110	220	19,675
Documentary credits and other short-term trade related transactions	496	121	–	163	–	780
Forward starting reverse repurchase agreements	5,254	3,903	4,753	4	6,022	19,936
Standby facilities, credit lines and other commitments	102,456	35,612	99,240	15,584	1,963	254,855

Total off-balance sheet	118,555	42,111	108,514	17,861	8,205	295,246

Total	575,763	364,486	456,414	76,920	84,411	1,557,994

Exposures to Eurozone countries (audited)

Overview

The Group recognises the credit and market risk resulting from the on-going volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment. Risks associated with a potential partial break-up of the European Union (EU) include:

¡	Direct risk arising from sovereign default of a country exiting the EU and the impact on the economy of, and the Group’s counterparties in, that country;

¡	Indirect risk arising from the subsequent impact on the economy of, and the Group’s counterparties in, other Eurozone countries; and

¡	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt (see page 123).

Contingency planning began in early 2012 based on a series of potential scenarios that might arise from an escalation in the crisis. Multiple tests have subsequently been run to establish the impact on customers, systems, processes and staff in the event of the most plausible scenarios. Where issues have been identified, appropriate remedial actions have been completed.

As a consequence of renewed concerns over a potential Greek exit from the Eurozone, these contingency plans have been reviewed and refreshed to ensure they remain effective. Whilst the Group’s net exposure to Greece is low, a risk of contagion spreading to other EU countries is evident and plans are in place for such a scenario.

During 2014, the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 18% to £43bn. This primarily reflects a reduction of 17% in exposures to Spain, Italy and Portugal as part of the Non-Core strategy. During 2014, the net funding mismatch decreased €1.7bn to €9.9bn in Italy and decreased €1.1bn to €1.9bn in Portugal. The surplus in Spain increased €1.2bn to €4.3bn. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceeds assets.

Net exposure to Greece was £27m (2013: £85m) with negligible net funding required from Group. On a gross basis exposure to Greece was £1,279m (2013: £906m) consisting of derivative assets with financial institutions. The exposure is mitigated by offsetting derivative liabilities and cash collateral.

Other emerging risks being monitored outside the Eurozone include Russia and China.

¡	Net exposure to Russia of £1,943m largely consists of loans and advances to financial institutions of £1,076m. Gross exposure to Russia was £3,776m including derivative assets with financial institutions. The gross exposure is mitigated by offsetting derivative liabilities

¡	Net exposure to China of £4,831m largely consists of loans and advances (mainly cash collateral and settlement balances) to sovereign (£1,664m) and financial institutions (£1,388m). The gross exposure to China excluding offsetting derivative liabilities was £4,999m.

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

Trading and derivatives balances relate to Investment Bank activities, principally as market-maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss:

¡	Trading assets and liabilities are presented by issuer type, whereby positions are netted to the extent allowable under IFRS. Where liability positions exceed asset positions by counterparty type, exposures are presented as nil

¡	Derivative assets and liabilities are presented by counterparty type, whereby positions are netted to the extent allowable under IFRS. Cash collateral held is then added to give a net credit exposure. Where liability positions and collateral held exceed asset positions by counterparty type, exposures are presented as nil

¡	Assets designated at fair value include debt and equity securities, loans and reverse repurchase agreements that have been designated at fair value.

| 119

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

Sovereign exposures reflect direct exposures to central and local governmentsb, the majority of which are used for hedging interest rate risk and liquidity purposes. The remaining portion is actively managed reflecting our role as a leading primary dealer, market-maker and liquidity provider to our clients. Financial institution and corporate exposures reflect the country of operations of the counterparty or issuer depending on the asset class analysed (including foreign subsidiaries and without reference to cross-border guarantees). Retail exposures reflect the country of residence for retail customers and country of operations for business banking customers. Off-balance sheet exposure consists primarily of undrawn commitments and guarantees issued to third parties on behalf of our corporate clients.

Summary of Group Exposures

The following table shows the Group’s exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pagesc 120-123. The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments. Gross exposure reflects total exposures before the effects of economic hedging by way of trading portfolio liabilities, derivative liabilities and cash collateral, but after taking into account impairment allowances and IFRS netting.

Net exposure by country and counterparty (audited)

	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total net exposure £m

As at 31 December 2014
Spain	108	14,043	1,149	12	248	15,560	2,863	18,423
Italy	1,716	485	1,128	13,530	1,114	17,973	3,033	21,006
Portugal	105	7	531	2,995	1,207	4,845	1,631	6,476
Ireland	37	3,175	1,453	43	50	4,758	2,070	6,828
Cyprus	28	12	61	6	16	123	26	149
Greece	1	11	15	–	–	27	–	27

As at 31 December 2013
Spain	184	1,029	3,203	12,537	2,292	19,245	3,253	22,498
Italy	1,556	417	1,479	15,295	1,881	20,628	3,124	23,752
Portugal	372	38	891	3,413	1,548	6,262	2,288	8,550
Ireland	67	5,030	1,356	103	100	6,656	2,047	8,703
Cyprus	–	7	106	19	43	175	66	241
Greece	8	5	51	6	12	82	3	85

Gross exposure by country and counterparty (audited)

	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total gross on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total gross exposure £m

As at 31 December 2014
Spain	1,559	21,244	1,810	12	248	24,873	2,863	27,736
Italy	3,998	5,700	1,625	13,530	1,114	25,967	3,033	29,000
Portugal	227	83	538	2,995	1,207	5,050	1,631	6,681
Ireland	412	7,124	1,816	43	50	9,445	2,071	11,516
Cyprus	28	503	155	6	16	707	27	734
Greece	17	1,242	20	–	–	1,279	–	1,279

As at 31 December 2013
Spain	1,198	6,715	3,596	12,537	2,292	26,338	3,253	29,591
Italy	4,104	4,339	1,836	15,295	1,881	27,455	3,124	30,579
Portugal	526	171	950	3,413	1,548	6,608	2,288	8,896
Ireland	587	7,819	1,424	103	100	10,033	2,047	12,080
Cyprus	–	68	126	19	43	256	66	322
Greece	9	824	52	6	12	903	3	906

Notes

a	The Group also enters into reverse repurchase agreements and other similar secured lending, which are materially fully collateralised.
b	In addition, the Group held cash with the central banks of these countries totalling £0.2bn (2013: £0.2bn). Other material balances with central banks are classified within loans to financial institutions.
c	Detailed analysis is not provided for Ireland as there is no redenomination risk due to local funding and due to significant risk relating to the underlying assets residing in an alternative country. The exposures for Cyprus and Greece are deemed immaterial to the Group.

120 |

Risk review Risk performance Credit risk

Spain (audited)

	Trading portfolio			Derivatives				Designated at fair value	Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2014 £m	2013 £m

Sovereign	1,442	(1,442)	–	59	(9)	–	50	33	83	140
Financial institutions	610	(126)	484	7,075	(5,771)	(1,304)	–	13,498	13,982	857
Corporate	584	(417)	167	399	(244)	–	155	347	669	905

	Amortised cost – loans and advances				Off balance sheet contingent liabilities and commitments		Fair value through OCI – available for sale (AFS) investments[a]

As at 31 December	Gross £m	Impairment allowances £m	2014 total £m	2013 total £m	2014 £m	2013 £m	Cost £m	AFS reserve £m	2014 total £m	2013 total £m

Sovereign	–	–	–	21	–	–	22	3	25	23
Financial institutions	10	–	10	9	476	283	48	3	51	163
Residential mortgages	12	–	12	12,537	–	7	–	–	–	–
Corporate	526	(51)	475	2,290	2,027	1,831	5	–	5	8
Other retail lending	266	(18)	248	2,292	360	1,132	–	–	–	–

Total net exposure to Spain decreased 18% to £18,423m. This primarily reflects the run-down of businesses as part of the Non-Core strategy. Excluding the Spanish assets held for sale, the net on-balance sheet exposure was £2,383m (2013: £22,498m).

Sovereign

¡	£108m (2013: £184m) largely consisting of holdings in government bonds held at fair value through profit and loss.

Financial institutions

¡	£13,982m (2013: £857m) held at fair value through profit and loss, predominantly Spanish assets reclassified to held for sale relating to the sale of the business to Caixabank. Excluding Spanish assets held for sale the exposure was £866m (2013: £857m); and

¡	£51m (2013: £163m) AFS investments with £3m (2013: £4m) cumulative gain held in AFS reserve.

Residential mortgages, Corporate and Other Retail Lending

¡	The significant decrease within Residential mortgages to £12m (2013: £12,537m), Corporate to £475m (2013: £2,290m) and Other Retail Lending to £248m (2013: £2,292m) is primarily as a result of the reclassification of Spanish assets held for sale to the Financial institution category.

Italy (audited)

	Trading portfolio			Derivatives				Designated at fair value	Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2014 £m	2013 £m

Sovereign	2,191	(2,191)	–	1,783	(91)	–	1,692	–	1,692	1,399
Financial institutions	246	(81)	165	5,134	(3,636)	(1,498)	–	244	409	304
Corporate	306	(99)	207	470	(211)	(187)	72	143	422	592

	Amortised cost – loans and advances				Off balance sheet contingent liabilities and commitments		Fair value through OCI – available for sale (AFS) investments[a]

As at 31 December	Gross £m	Impairment allowances £m	2014 total £m	2013 total £m	2014 £m	2013 £m	Cost £m	AFS reserve £m	2014 total £m	2013 total £m

Sovereign	–	–	–	–	–		21	3	24	157
Financial institutions	22	(1)	21	50	200	361	52	3	55	63
Residential mortgages	13,679	(149)	13,530	15,295	18	25	–	–	–	–
Corporate	797	(123)	674	858	2,806	2,069	34	(2)	32	29
Other retail lending	1,248	(134)	1,114	1,881	9	669	–	–	–	–

Total net exposure to Italy reduced 12% to £21,006m primarily reflecting a £1,765m decrease in residential mortgages as the existing portfolio paid down and new business lending was reduced.

Sovereign

¡	Increase of £160m to £1,716m driven by increases in net derivative positions.

Residential mortgages

¡	£13,530m (2013: £15,295m) secured on residential property with average balance weighted marked to market LTVs of 60% (2013: 60%) and CRL coverage of 24% (2013: 24%); and

¡	90 day arrears and gross charge-off rates remained stable at 1.2% (2013: 1.1%) and 0.7% (2013: 0.7%) respectively.

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

| 121

Corporate

¡	£674m (2013: £858m) of loans and advances focused on large corporate clients with limited exposure to property sector; and

¡	Early warning list (EWL) balances reduced from £400m to £109m against a backdrop of limited impairment and improving good book measures. EWL balances as a percentage of loans and advances was 13.6% (2013: 40%).

Other retail lending

¡	£592m (2013: £982m) Italian salary advance loans where repayment is deducted at source by qualifying employers and the Group is insured in the event of termination of employment or death. Arrears rates (30 and 90 days) on salary loans improved to 2.0% (2013: 2.2%) and 0.8% (2013: 1.0%) respectively, while charge-off rates worsened to 18.7% (2013: 13.8%).

¡	£142m (2013: £394m) of credit cards and other unsecured loans.

Portugal (audited)

	Trading portfolio			Derivatives				Designated at fair value	Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2014 £m	2013 £m

Sovereign	126	(62)	64	60	(60)	–	–	–	64	21
Financial institutions	18	(14)	4	62	(62)	–	–	–	4	13
Corporate	71	(2)	69	24	(5)	–	19	–	88	61

	Amortised cost – loans and advances				Off balance sheet contingent liabilities and commitments		Fair value through OCI – available for sale (AFS) investments[a]

As at 31 December	Gross £m	Impairment allowances £m	2014 total £m	2013 total £m	2014 £m	2013 £m	Cost £m	AFS reserve £m	2014 total £m	2013 total £m

Sovereign	36	(9)	27	41	–	–	13	1	14	310
Financial institutions	1	–	1	23	4	1	2	–	2	2
Residential mortgages	3,042	(47)	2,995	3,413	4	11	–	–	–	–
Corporate	689	(278)	411	765	646	627	32	–	32	65
Other retail lending	1,354	(147)	1,207	1,548	977	1,649	–	–	–	–

Total net exposure to Portugal decreased 24% to £6,476m reflecting a £1,149m decrease in Loans and advances due to reduced lending as part of the Non-core strategy.

Sovereign

¡	Sovereign exposures decreased to £105m (2013: £372m) due to the disposal of AFS government bonds.

Residential mortgages

¡	£2,995m (2013: £3,413m) secured on residential property with average balance weighted LTVs of 75% (2013: 76%) and CRL coverage of 27% (2013: 34%); and

¡	90 day arrears rates and recoveries remained stable at 0.5% (2013: 0.5%) and 3.6% (2013: 3.4%) respectively.

Corporate

¡	Net lending to corporates of £411m (2013: £765m), with CRLs of £376m (2013: £548m), impairment allowance of £278m (2013: £352m) and CRL coverage of 74% (2013: 64%);

¡	Net lending to the property and construction industry of £120m (2013: £217m) secured, in part, against real estate collateral, with CRLs of £178m (2013: £281m), impairment allowance of £129m (2013: £183m) and CRL coverage of 72% (2013: 65%); and

¡	Balances on EWL decreased £330m to £458m due to increased focus on recovery balances.

Other retail lending

¡	£785m (2013: £890m) credit cards and unsecured loans. 30 days arrears rates in cards portfolio deteriorated to 6.0% (2013: 4.9%) and charge-off rates were at 10.7% (2013: 8.2%).

Analysis of indirect exposures

Indirect exposure to sovereigns can arise through a number of different sources, including credit derivatives referencing sovereign debt; guarantees to savings and investment funds which hold sovereign risk; lending to financial institutions who themselves hold exposure to sovereigns and guarantees, implicit or explicit, by the sovereign to the Group’s counterparties. A geographic and industrial analysis of the Group’s loans and advances, including lending to European counterparties by type, is set out on pages 118 to 125.

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

122 |

Risk review Risk performance Credit risk

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

	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m

As at 31 December 2014
Fair value
– Bought	(48)	91	27	(30)	2	18
– Sold	53	(61)	(22)	25	(2)	(21)

Net derivative fair value	5	30	5	(5)	–	(3)

Contract notional amount
– Bought	(5,308)	(11,735)	(2,283)	(1,730)	(18)	(65)
– Sold	5,264	10,766	2,171	1,758	16	73

Net derivative notional amount	(44)	(969)	(112)	28	(2)	8

Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(39)	(939)	(107)	23	(2)	5

As at 31 December 2013

Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(18)	(533)	(23)	62	–	–

The fair values and notional amounts of credit derivative assets and liabilities would be lower than reported under IFRS if netting was permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. An analysis of the effects of such netting is presented below.

	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m

As at 31 December 2014
Fair value
– Bought	(19)	59	19	(16)	1	17
– Sold	24	(29)	(14)	11	(1)	(20)

Net derivative fair value	5	30	5	(5)	–	(3)

Contract notional amount
– Bought	(2,317)	(5,204)	(1,038)	(688)	(15)	(62)
– Sold	2,273	4,235	926	716	13	70

Net derivative notional amount	(44)	(969)	(112)	28	(2)	8

Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(39)	(939)	(107)	23	(2)	5

As at 31 December 2013

Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(18)	(533)	(23)	62	–	–

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

| 123

Industrial concentrations

As at 31 December 2014, the industrial concentration of the Group’s assets remained broadly consistent year on year. 49% (2013: 49%) of total assets were concentrated towards banks and other financial institutions, predominantly within derivative financial instruments which increased during the year. The proportion of the overall balance concentrated towards governments and central banks remained stable at 11% (2013: 12%) and towards home loans at 12% (2013: 13%).

Credit risk concentrations by industry (audited)

As at 31 December 2014	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distrib- ution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m

On-balance sheet:
Cash and balances at central banks	–	–	–	–	39,695	–	–	–	–	–	–	39,695
Items in the course of collection from other banks	1,210	–	–	–	–	–	–	–	–	–	–	1,210
Trading portfolio assets	2,894	17,718	1,466	593	39,201	2,745	385	2,751	–	–	937	68,690
Financial assets designated at fair value	5,113	1,548	70	9,358	10,378	73	207	3,127	393	–	84	30,351
Derivative financial instruments	257,463	149,050	2,519	3,454	7,691	7,794	1,510	6,227	–	–	4,201	439,909
Loans and advances to banks	40,265	–	–	–	1,846	–	–	–	–	–	–	42,111
Loans and advances to customers	–	103,388	11,647	22,842	7,115	8,536	13,339	22,372	166,974	58,914	12,640	427,767
Reverse repurchase agreements and other similar secured lending	38,946	86,588	–	4,845	739	–	24	611	–	–	–	131,753
Available for sale debt securities	11,122	8,365	68	45	61,341	194	27	4,084	–	–	293	85,539
Other assets	635	995	–	14	24	–	–	12	–	–	–	1,680

Total on-balance sheet	357,648	367,652	15,770	41,151	168,030	19,342	15,492	39,184	167,367	58,914	18,155	1,268,705

Off-balance sheet:
Contingent liabilities	1,159	5,177	2,709	698	–	2,757	1,157	6,496	45	191	874	21,263
Documentary credits and other short-term trade related transactions	470	12	197	14	–	1	218	62	55	28	34	1,091
Forward starting reverse repurchase agreements	2,128	11,724	–	–	4	–	–	–	–	–	–	13,856
Standby facilities, credit lines and other commitments	2,643	29,645	28,589	11,449	2,400	24,830	12,771	24,534	16,119	110,091	13,244	276,315
Total off-balance sheet	6,400	46,558	31,495	12,161	2,404	27,588	14,146	31,092	16,219	110,310	14,152	312,525

Total	364,048	414,210	47,265	53,312	170,434	46,930	29,638	70,276	183,586	169,224	32,307	1,581,230

124 |

Risk review Risk performance Credit risk

Credit risk concentrations by industry (audited)

As at 31 December 2013	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distrib- ution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m

On-balance sheet:
Cash and balances at central banks	–	–	–	–	45,687	–	–	–	–	–	–	45,687
Items in the course of collection from other banks	1,174	–	–	–	108	–	–	–	–	–	–	1,282
Trading portfolio assets	6,964	18,064	1,379	655	50,955	3,265	545	3,312	–	–	1,068	86,207
Financial assets designated at fair value	4,720	2,835	164	8,589	5,613	162	327	3,038	–	–	90	25,538
Derivative financial instruments	219,344	103,689	1,783	2,621	6,630	8,334	1,692	3,733	–	18	2,456	350,300
Loans and advances to banks	37,388	–	–	–	2,034	–	–	–	–	–	–	39,422
Loans and advances to customers	–	103,170	10,343	23,951	4,992	7,452	12,864	20,069	179,527	52,715	19,154	434,237
Reverse repurchase agreements and other similar secured lending	62,180	116,148	–	1,083	6,019	–	23	1,326	–	–	–	186,779
Available for sale debt securities	15,625	12,817	25	97	56,780	–	21	5,435	–	–	498	91,298
Other assets	470	1,295	–	17	82	–	–	134	–	–	–	1,998

Total on-balance sheet	347,865	358,018	13,694	37,013	178,900	19,213	15,472	37,047	179,527	52,733	23,266	1,262,748

Off-balance sheet:
Contingent liabilities	1,620	4,783	2,243	882	302	2,275	1,391	4,709	9	295	1,166	19,675
Documentary credits and other short-term trade related transactions	270	4	51	10	–	9	181	171	–	82	2	780
Forward starting reverse repurchase agreements	13,884	5,650	–	–	2	–	–	400	–	–	–	19,936
Standby facilities, credit lines and other commitments	1,886	29,348	24,381	8,935	2,839	23,765	13,221	17,474	18,751	102,088	12,167	254,855

Total off-balance sheet	17,660	39,785	26,675	9,827	3,143	26,049	14,793	22,754	18,760	102,465	13,335	295,246

Total	365,525	397,803	40,369	46,840	182,043	45,262	30,265	59,801	198,287	155,198	36,601	1,557,994

| 125

Analysis of specific portfolios and asset types

This section provides an analysis of principal portfolios and businesses in the retail and wholesale segments. In particular, home loans, credit cards, overdrafts and unsecured loans are covered for retail segments while exposures in Investment Bank and PCB including watch-list analysis are covered for wholesale segments.

In general, improved economic conditions in the UK and US aided better performance in 2014. While, European portfolios continued to show signs of stability, they remain susceptible to adverse market pressures. South African portfolios were resilient despite challenging market conditions with contracting economic growth.

Following an enhancement to the retail methodology in 2014, management adjustments to impairment allowances have now been aligned to the appropriate segments of a portfolio rather than a segment. As a result, the coverage ratio for the single segment would be higher in 2013 than 2014. The reverse would apply to segments to which management adjustments have now been allocated in 2014. There has been no impact on the overall impairment coverage at a portfolio level. This applies, in particular, to secured home loans and credits cards.

Secured home loans

Total home loans to retail customers of £161bn (2013: £173bn) represented 72% (2013: 73%) of the Group’s total retail balances. The reduction in balances was principally due to the classification of Spain assets as held for sale (2013 home loans: £13bn).

The principal portfolios listed below account for 94% of home loans in the Group’s retail portfolios, and comprise first lien mortgages.

Home loans principal portfolios

	Gross loans and advances £m	> 90 day arrears %	Non- performing proportion of outstanding balances %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %

As at 31 December 2014
PCB – UK	126,668	0.2	0.6	0.4	0.4	8.3
Africa – South Africa	11,513	0.7	4.8	1.9	4.1	31.1
BNC – Italy	13,761	1.2	4.2	0.7	3.0	28.0

As at 31 December 2013
PCB – UK	122,880	0.3	0.8	0.5	0.5	14.7
Africa – South Africa	12,172	0.7	6.2	2.6	5.6	34.7
BNC – Italy	15,518	1.1	3.5	0.7	2.4	25.8

PCB – UK: Gross loans and advances in the home loans portfolio increased by 3% to £127bn. Arrears and charge-off rates improved reflecting the continuing low base rate and improved economic conditions. Balance weighted LTV reduced to 51.6% (2013: 56.3%) due to an increase in average house prices, which was particularly marked in London and the south east. The house price increase resulted in a 60% reduction in home loans that have LTV >100% to £641m (2013: £1,596m).

Within the UK home loans portfolio:

¡	Owner-occupied interest-only home loans comprised 33% (2013: 36%) of total balances. The average balance weighted LTV on these loans reduced to 48.7% (2013: 54.2%), and >90 day arrears reduced to 0.1% (2013: 0.3%); and

¡	Buy-to-let home loans comprised 8% (2013: 8%) of total balances. The average balance weighted LTV reduced to 57.6% (2013: 62.9%), and >90 day arrears remained broadly steady at 0.1% (2013: 0.1%).

The recoveries impairment coverage reduced to 8.3% (2013: 14.7%). In 2014, management adjustments to impairment allowances were better aligned to appropriate segments of the portfolio, resulting in a reduction of the impairment allocated to the recoveries book. The overall impairment coverage of the total home loans portfolio remained unchanged.

Africa – South Africa: Gross loans and advances reduced by 5% as inflow of new business was outweighed by the paydown on the existing book. The improvement in the charge-off rates to 1.9% (2013: 2.6%) was due to the continued strong performance of new lending as well as focused collections strategies that led to the reduction of the recoveries book. Balances with >100% LTV reduced 28% to £390m, primarily due to a reduction in the size of the recoveries book.

BNC – Italy: Gross loans and advances reduced by 11% reflecting the amortisation of the existing portfolio, depreciation of local currency, and reduced new business flows. The impact of a reduction in the average house price was offset by paydown of the existing book, and the average balance weighted LTV remained steady at 60.0%. The proportion of home loans in recoveries increased to 3.0% (2013: 2.4%). This was due to the lengthy local legal process and difficult property market conditions.

126 |

Risk review Risk performance Credit risk

Home loans principal portfolios – distribution of balances by LTV[a]

	PCB – UK		Africa – South Africa		BNC – Italy

As at 31 December	2014%	2013%	2014%	2013%	2014%	2013%

<=75%	90.2	84.2	74.6	69.6	76.3	74.9
>75% and <=80%	4.2	6.9	7.7	8.8	12.2	14.2
>80% and <=85%	2.3	3.4	5.9	7.1	5.6	6.0
>85% and <=90%	1.4	2.1	4.3	4.8	2.2	1.8
>90% and <=95%	1.0	1.3	2.5	3.3	1.0	0.9
>95% and <=100%	0.4	0.8	1.5	1.9	0.7	0.6
>100%	0.5	1.3	3.5	4.5	2.0	1.6

Portfolio marked to market LTV (%):
Balance weighted	51.6	56.3	59.9	62.3	60.0	60.0
Valuation weighted	39.8	43.6	40.2	42.1	46.2	46.5
Performing balances (%):
Balance weighted	51.5	56.2	58.6	60.5	58.0	58.6
Valuation weighted	39.7	43.5	39.5	41.1	45.5	46.5
Non-performing balances (%):
Balance weighted	62.1	68.9	87.0	92.9	107.0	98.8
Valuation weighted[b]	49.8	55.1	64.7	71.4	69.8	67.8

For >100% LTVs:
Balances (£m)	641	1,596	390	540	284	244
Marked to market collateral (£m)	558	1,411	324	452	214	191
Average LTV: balance weighted (%)	120.9	120.5	124.2	123.1	161.4	151.1
Average LTV: valuation weighted (%)	114.8	113.2	120.3	119.5	133.0	128.2
% of balances in recoveries	4.4	3.2	37.1	45.6	66.8	62.1

Home loans principal portfolios – new lending

	PCB – UK		Africa – South Africa		BNC – Italy

As at 31 December	2014%	2013%	2014%	2013%	2014%	2013%

New bookings (£m)[c]	20,349	17,100	1,590	1,654	137	494
New mortgages proportion above 85% LTV (%)	6.6	3.8	33.5	30.4	–	–
Average LTV on new mortgages: balance weighted (%)	64.8	64.2	74.8	74.9	61.2	59.8
Average LTV on new mortgages: valuation weighted (%)	57.0	57.1	65.4	64.9	51.5	52.2

UK: During 2014, there was increased appetite for new lending in the UK as confidence in the housing market improved. New bookings rose by 19% to £20.3bn, which was broadly in line with the growth in the industry.

South Africa: The proportion of new home loans above 85% LTV increased to 33.5% (2013: 30.4%) due to a revised strategy for existing bank customers which allows a greater proportion of higher LTV loans to be booked for low risk customers.

Italy: New bookings reduced by over 70% to £137m, which was reflective of the Group’s continuing cautious lending practices in this region.

Exposures to interest-only home loans

The Group provides interest-only mortgages to customers, mainly in the UK. Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. Subject to such early repayments, the entire principal remains outstanding until the end of the loan term and the customer is responsible for repaying this on maturity. The repayment may also be a result of the sale of the mortgaged property.

Interest-only lending is subject to bespoke underwriting criteria that includes: a maximum size of loan, maximum LTV ratios, affordability and maximum loan term among other criteria. Borrowers on interest-only terms must have a repayment strategy in place to repay the loan at maturity and a customer contact strategy has been developed to ensure ongoing communications are in place with interest-only customers at various points during the term of the mortgage. The contact strategy is varied dependent on our view of the risk of the customer.

Interest-only mortgages account for £51bn (2013: £53bn) of the total balance of £127bn (2013: £123bn) of the UK home loans portfolio and consist of £42bn (2013: £45bn) to owner-occupied customers and £9bn (2013: £8bn) to buy-to-let customers.

Interest-only mortgages to owner occupied customers comprise £35bn (2013: £37bn) of interest-only mortgages and £7bn (2013: £7bn) being the interest-only component of part and part (P&P)d mortgages.

Notes

a	Portfolio marked to market based on the most updated valuation including recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 31 December 2014.
b	Valuation weighted LTV for Italy home loans for 2013 was restated to include the recovery balances in line with other home loan disclosures.
c	2013 new bookings for South Africa home loans was revised to fully include new advances to existing customers.
d	Analysis excludes the interest only portion of the part and part book which contributes £6.6bn (2013: £7.3bn) to the total interest-only balance of £41.9bn (2013: £44.5bn). Total exposure on the part and part book is £9.8bn (2013: £11bn) and represents 7% of total UK home loans portfolio.

| 127

Exposure to interest-only owner-occupied home loans excluding P&P interest only[a]

As at 31 December	2014	2013

Interest-only balances (£m)	35,328	37,268
Interest-only home loans maturity years (£m):
2015	649	738
2016	864	985
2017	1,180	1,323
2018	1,249	1,377
2019	1,195	1,284
2020-2024	7,218	7,581
Post 2024	22,694	23,119
Total Impairment coverage (bps)	8	2
Marked to market LTV: total balances (%)
Balance weighted	48.7	54.2
Valuation weighted	37.6	42.4
For >100% LTVs: (£m)
Balances	349	765
Marked to market collateral	302	669
Overview of performing portfolio
Performing balances (£m)	35,155	37,050
Marked to market LTV: performing balances (%)
Balance weighted	48.6	55.0
Valuation weighted	37.5	42.3
Overview of non-performing portfolio
Non-performing balances (£m)	173	218
Non-performing proportion of interest only balances excluding P&P IO (%)	0.5	0.6
Marked to market LTV: non-performing balances (%)
Balance weighted	66.2	71.7
Valuation weighted	54.1	56.5

The average balance weighted LTV for interest-only owner-occupied balances reduced to 48.7% (2013: 54.2%) as property prices appreciated. The increase in impairment coverage to 8bps (2013: 2bps) was due to (i) enhancement in credit risk methodology wherein management adjustments to impairment allowances were allocated more granularly to their appropriate segments; and (ii) a broadening of the ‘High Risk’ definition used on interest-only mortgages. The overall impairment coverage of the total home loans portfolio remained unchanged.

Exposures to mortgage current accounts (MCA) reserves

The MCA reserve is a secured overdraft facility previously available to home loan customers in the UK on either a fully amortising or interest-only mortgage loan, which allows customers to borrow against the equity in their home. It permits draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

Of the total 944k home loan customers in the UK, 505k have MCA reserves, with total reserve limits of £17.9bn (2013: £18.3bn).

As at 31 December	2014	2013

Total outstanding of home loans with MCA reserve balances (£bn)	62.2	72.7
As a proportion of outstanding UK home loan balances (%)	49.1	59.2
Home loan customers with active reserves (000s)	505	573
Total reserve limits (£bn)	17.9	18.3
Utilisation rate (%)	32.3	31.9
Marked To market LTV: balance weighted (%)	47.7	53.9

Total outstanding balances reflect the aggregate of the mortgage account and the drawn reserve. The 14% decrease in balances to £62.2bn was due to reductions in the main mortgage account following a withdrawal of the product from sale in December 2012. The rate of reduction was consistent with the previous year.

Utilisation was broadly steady at 32.3% (2013: 31.9%), while the average balance weighted LTV reduced to 47.7% (2013: 53.9%) due to an increase in average house prices and paydown of the main mortgage loan.

Although the product has been withdrawn from sale, existing customers can continue to draw against their available reserves.

Note

a	Analysis excludes the interest only portion of the part and part book which contributes £6.6bn (2013: £7.3bn) to the total interest-only balance of £41.9bn (2013: £44.5bn). Total exposure on the part and part book is £9.8bn (2013: £11bn) and represents 7% of total UK home loans portfolio.

128 |

Risk review Risk performance Credit risk

Credit cards, overdrafts and unsecured loans

Gross loans and advances in credit cards, overdrafts and unsecured loans in Barclays Core retail portfolios increased 13% to £49.2bn (2013: £43.4bn), primarily due to increases in US and UK cards. The principal portfolios listed below account for 94% (2013: 94%) of Core portfolios.

Principal portfolios

	Gross loans and advances	30 day arrears, excluding recoveries	90 day arrears, excluding recoveries	Gross charge-off rates	Recoveries proportion of outstanding balances	Recoveries impairment coverage ratio
	£m	%	%	%	%	%

As at 31 December 2014
Barclaycard
UK cards[a]	17,447	2.5	1.2	4.3	4.9	87.6
US cards[a,b]	14,005	2.1	1.0	3.7	1.8	87.1
Barclays Partner Finance	3,399	1.5	0.7	2.4	2.7	76.8
Germany cards	1,355	2.5	1.1	3.8	3.4	82.8
Iberia cards	968	6.0	2.5	8.2	6.3	84.9
Personal & Corporate Banking
UK personal loans	4,953	2.0	0.9	3.4	10.0	76.3
UK overdrafts	902	5.8	4.0	7.1	11.0	89.9
Africa Banking
South Africa cards	2,364	8.1	4.6	7.6	5.9	75.7
South Africa personal loans	993	5.4	2.6	8.1	7.8	70.8

As at 31 December 2013
Barclaycard
UK cards	15,937	2.4	1.1	4.4	4.6	86.2
US cards	10,301	2.1	1.0	4.0	1.8	86.6
Barclays Partner Finance	2,765	1.6	0.8	2.9	3.2	83.2
Germany cards	1,290	2.5	1.0	3.7	3.2	73.5
Iberia cards	1,036	5.7	2.4	10.7	9.9	84.8
Personal & Corporate Banking
UK personal loans	4,958	2.7	1.2	4.6	15.8	79.4
UK overdrafts	1,307	4.8	3.3	7.6	14.5	94.5
Africa Banking
South Africa cards	2,224	8.1	4.3	7.3	5.1	70.7
South Africa personal loans	906	5.4	2.6	7.9	7.4	70.4

UK cards: Gross loans and advances increased by 9% to £17.4bn, primarily due to balance growth from existing customers, and new account recruitment. Recovery balances increased due to a reduction in debt sale activity.

US cards: Gross loans and advances increased by 36% to £14.0bn due to the combined impact of new account volumes and portfolio acquisitions. Arrears rates remain stable at 2.1% and 1.0% for 30 days and 90 days, respectively, driven by a strategy focused on high quality customers and low risk partnerships.

Barclays Partner Finance: Gross loans and advances increased by 23% to £3.4bn driven by growth in the motor lending portfolio. Reduction in recoveries coverage to 76.8% (2013: 83.2%) was due to the adoption of an improved loss given default model.

UK personal loans: Arrears and charge-off rates reduced over the year, as a result of the improved economic conditions and previous changes to credit criteria that have taken full effect. The recoveries proportion reduced to 10.0% (2013: 15.8%) as the write-off policy was fully embedded in 2014.

Iberia cards: Arrears rates remained stable while charge-off rates improved as performance stabilised following the completion of system migration that initially impacted direct debit processing. Balances in recovery decreased to 6.3% of outstandings (2013: 9.9%) driven by debt sale activity.

South Africa cards: Recoveries coverage increased to 75.7% (2013: 70.7%), in part due to a change in the mix of the recoveries book in store cards which have higher associated losses.

Notes

a	For UK and US cards, outstanding recoveries balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recoveries impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.
b	US cards risk metrics exclude the impact of a £440m portfolio acquisition made in April 2014.

| 129

Exposure to UK commercial real estate (CRE)

The UK CRE portfolio includes property investment, development, trading and house builders but excludes social housing and contractors.

UK CRE summary

	Retail		Wholesale		Total

	2014	2013	2014	2013	2014	2013

As at 31 December
UK CRE loans and advances (£m)	1,756	1,593	9,925	9,842	11,681	11,435
Past due balances (£m)	94	103	299	361	393	464
Balances past due as % of UK CRE balances	5.4%	6.5%	3.0%	3.7%	3.4%	4.1%
Impairment allowances (£m)	13	16	87	110	100	126
Past due coverage ratio	13.6%	15.7%	29.3%	30.5%	25.7%	27.2%
Total collateral (£m)[a]	4,874	3,792	20,331	17,905	25,205	21,697

Twelve months ended 31 December
Impairment charge (£m)	1	18	22	62	23	80

Maturity analysis of exposure to UK CRE

	Contractual maturity of UK CRE loans and advances at amortised cost

	Past due balances	Not more than six months	Over six months but not more than one year	Over one year but not more than two years	Over two years but not more than five years	Over five years but not more than ten years	Over ten years	Total loans & advances
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m

2014
Retail portfolios	94	86	59	80	222	285	930	1,756
Wholesale portfolios	299	752	780	1,207	3,939	1,654	1,294	9,925

Total	393	838	839	1,287	4,161	1,939	2,224	11,681

2013
Retail portfolios	103	69	37	45	163	276	900	1,593
Wholesale portfolios	361	592	931	1,342	4,128	1,115	1,373	9,842

Total	464	661	968	1,387	4,291	1,391	2,273	11,435

While overall exposures to UK CRE remained broadly stable at £11.7bn (2013: £11.4bn), total collateral increased by 16% to £25.2bn.

Retail portfolios

¡	During 2014, gross loans and advances increased 10% to £1.8bn;

¡	Past due balances reduced to 5.4% (2013: 6.5%) due to continued focus by a dedicated team with early engagement of distressed customers reducing new flows into delinquency; and

¡	The balance weighted LTV reduced to 51.2% (2013: 54.9%) driven by commercial property price appreciation.

Wholesale portfolios

¡	Total loans and advances at amortised cost remained broadly stable at £9.9bn (2013: £9.8bn) with growth limited to high quality assets; and

¡	The Wholesale businesses operate to specific lending criteria and the portfolio of assets is continually monitored through a range of mandate and scale limits.

Note

a	Based on the most recent valuation assessment.

130 |

Risk review Risk performance Credit risk

UK CRE marked to market LTV (retail)

					2014	2013[a]
As at 31 December					%	%

Marked to market LTV:
Balance weighted					51.2	54.9
Valuation weighted[a]					35.9	40.8
Marked to market LTV – performing balances:
Balance weighted					51.0	54.2
Valuation weighted[a]					35.5	40.4
Marked to market LTV – Non-performing balances:
Balance weighted					57.6	75.8
Valuation weighted[a]					46.7	58.7

UK CRE LTV analysis

	Balances		Balances as proportion of total		Collateral held

	2014	2013	2014	2013	2014	2013
As at 31 December	£m	£m	%	%	£m	£m

Retail portfolios
<=75%	1,468	1,187	84	75	4,643	3,437
>75% and <=100%	144	225	8	14	180	269
>100% and <=125%	37	66	2	4	36	63
>125%	27	36	2	2	15	23
Unsecured balances	80	79	4	5	–	–

Total	1,756	1,593	100	100	4,874	3,792

Wholesale portfolios
<=100%	7,399	7,830	75	80	20,213	17,735
>100% and <=125%	112	132	1	1	102	126
>125%	140	165	1	2	16	44
Unassessed balances[b]	1,748	1,314	18	13	–	–
Unsecured balances	526	381	5	4	–	–

Total	9,925	9,842	100	100	20,331	17,905

Group
<=100%	9,011	9,262	78	81	25,036	21,444
>100% and <=125%	149	198	1	2	139	189
>125%	167	201	1	2	30	67
Unassessed balances[b]	1,748	1,314	15	11	–	–
Unsecured balances	606	460	5	4	–	–

Total	11,681	11,435	100	100	25,205	21,697

Portfolio LTVs have reduced due to appreciating commercial property values. Unsecured balances primarily relate to working capital facilities agreed to CRE companies.

Notes

a	Valuation weighted LTV for 2013 were revised to standardise the valuation weighted calculation methodology used.
b	Corporate Banking balances under £1m.

| 131

Investment Bank

Analysis of loans and advances at amortised cost

	Gross L&A	Impairment allowance	L&A net of impairment	Credit risk loans	CRLs % of gross L&A	Loan impairment charges	Loan loss rates
	£m	£m	£m	£m	%	£m	bps

As at 31 December 2014
Loans and advances to banks
Interbank lending	10,275	–	10,275	–	–	(3)	(3)
Cash collateral and settlement balances	9,626	–	9,626	–	–	–	–

Loans and advances to customers
Wholesale lending	28,436	44	28,392	71	0.2	(11)	(4)
Cash collateral and settlement balances	58,040	–	58,040	–	–	–	–

Total	106,377	44	106,333	71	0.1	(14)	(1)

As at 31 December 2013
Loans and advances to banks
Interbank lending	9,578	–	9,578	–	–	–	–
Cash collateral and settlement balances	10,765	–	10,765	–	–	–	–

Loans and advances to customers
Wholesale lending	25,328	–	25,328	–	–	(30)	(12)
Cash collateral and settlement balances	58,797	–	58,797	–	–	–	–

Total	104,468	–	104,468	–	–	(30)	(3)

Non-Core Wholesale The table below details Non-Core loans and advances which form part of the Wholesale risk portfolio.

Analysis of loans and advances at amortised cost

	Gross L&A	Impairment allowance	L&A net of impairment	Credit risk loans	CRLs % of gross L&A	Loan impairment charges	Loan loss rates
	£m	£m	£m	£m	%	£m	bps

As at 31 December 2014
Loans and advances to banks
Interbank lending	373	–	373	–	–	–	–
Cash collateral and settlement balances	11,622	–	11,622	–	–	–	–

Loans and advances to customers
Wholesale lending	8,978	602	8,376	841	9.4	53	59
Cash collateral and settlement balances	23,726	–	23,726	–	–	–	–

Total	44,699	602	44,097	841	1.9	53	12

As at 31 December 2013
Loans and advances to banks
Interbank lending	346	10	336	18	5.2	–	–
Cash collateral and settlement balances	10,338	–	10,338	–	–	–	–

Loans and advances to customers
Wholesale lending	15,980	1,823	14,157	3,130	19.6	581	364
Cash collateral and settlement balances	17,027	–	17,027	–	–	–	–

Total	43,691	1,833	41,858	3,148	7.2	581	133

Wholesale Lending decreased £5.7bn to £8.4bn driven by reclassification of Spanish loans now held for sale and run-down of legacy loan portfolios. Wholesale loans predominantly relate to capital equipment loans, legacy Collateralised Loan Obligations and legacy Collateralised Debt Obligations.

Loan impairment charges improved £528m to £53m, driven by the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio as a result of confirmation on Government subsidies in the renewable energy sector.

Credit Risk Loans decreased to £841m (2013: £3,148m) as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure.

132 |

Risk review Risk performance Credit risk

Wholesale Personal and Corporate Banking

The table below details Personal and Corporate Banking loans and advances which form part of the Wholesale risk portfolio.

Analysis of loans and advances at amortised cost

	Gross L&A	Impairment allowance	L&A net of impairment	Credit risk loans	CRLs % of gross L&A	Loan impairment charges	Loan loss rates
	£m	£m	£m	£m	%	£m	bps

As at 31 December 2014
Banks	5,507	–	5,507	–	–	1	2
Other financial institutions	5,289	12	5,277	81	1.5	26	49
Manufacturing	6,828	34	6,794	81	1.2	(3)	(4)
Construction	2,804	16	2,788	28	1.0	1	4
Property	13,601	193	13,408	707	5.2	36	26
Government and central bank	1,187	–	1,187	–	–	–	–
Energy and water	1,937	1	1,936	2	0.1	3	15
Wholesale and retail distribution and leisure	9,259	122	9,137	221	2.4	44	48
Business and other services	12,374	114	12,260	202	1.6	39	32
Home loans[a]	6,864	36	6,828	96	1.4	34	50
Cards, unsecured loans and other personal lending[a]	9,567	60	9,507	15	0.2	22	23
Other	4,405	80	4,325	197	4.5	16	36

Total	79,622	668	78,954	1,630	2.0	219	28

As at 31 December 2013
Banks	3,140	–	3,140	–	–	–	–
Other financial institutions	4,910	31	4,879	143	2.9	2	4
Manufacturing	5,940	111	5,829	162	2.7	40	67
Construction	2,828	40	2,788	54	1.9	2	7
Property	13,477	82	13,395	773	5.7	78	58
Government and central bank	571	2	569	–	–	–	–
Energy and water	1,967	6	1,961	2	0.1	3	15
Wholesale and retail distribution and leisure	8,659	89	8,570	226	2.6	26	30
Business and other services	11,739	239	11,500	257	2.2	40	34
Home loans	7,606	13	7,593	34	0.4	10	13
Cards, unsecured loans and other personal lending	10,872	61	10,811	3	–	42	38
Other	5,965	27	5,938	207	3.5	21	35

Total	77,674	701	76,973	1,861	2.4	264	34

Wholesale PCB loans and advances increased £2.0.bn to £79.0bn due to higher Corporate Banking lending balances driven by an increase in bank lending.

Credit Risk Loans decreased £0.2bn to £1.6bn and loan impairment charges improved 17% to £219m due to the improving economic environment in the UK, particularly impacting Corporate which benefitted from one-off releases and lower defaults from large UK Corporate clients. This led to a decrease in the loan loss rate to 28bps (2013: 34bps).

Analysis of Wholesale balances on watch list/early warning list

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watch lists (Investment Bank) or early warning lists (all other businesses) comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default:

¡	Category 1: a temporary classification for performing obligors who exhibit some unsatisfactory features;

¡	Category 2: performing obligors where some doubt exists, but the belief is that the obligor can meet obligations over the short term; and

¡	Category 3: obligors where definite concern exists with well-defined weaknesses and failure in the short term could arise should further deterioration occur. In the table below Category 3 includes impaired, non-performing and potential problem assets in line with how balances are managed and reported by the businesses.

Where an obligor’s financial health gives grounds for concern, it is immediately placed into the appropriate category. For more information please see pages 356 to 359.

Note

a	Included in the above analysis are Wealth and Investment Management exposures measured on an individual customer exposure basis.

| 133

Watch list rating of wholesale balances[a]

	Watch list 1		Watch list 2		Watch list 3		Total

	2014	2013	2014	2013	2014	2013	2014	2013
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m

Property	345	691	576	849	2,333	3,271	3,254	4,811
Wholesale and retail, distribution and leisure	248	722	936	1,014	868	972	2,052	2,708
Energy and water	78	100	1,010	255	392	435	1,480	790
Agriculture, forestry, fishing & miscellaneous activities	280	252	517	695	637	637	1,434	1,584
Manufacturing	406	348	302	683	570	771	1,278	1,802
Business and other services	269	141	617	935	356	344	1,242	1,420
Financial institutions/services	21	294	314	59	617	813	952	1,166
Transport	98	193	127	342	462	244	687	779
Construction	65	137	144	120	259	526	468	783
Other	4	155	51	65	100	154	155	374

Total	1,814	3,033	4,594	5,017	6,594	8,167	13,002	16,217

As a percentage of total balances	14%	19%	35%	31%	51%	50%	100%	100%

Total watch list balances fell by 20% to £13.0bn principally reflecting lower balances in Spain as a result of write-offs and the transfer of balances to held for sale, as well as lower balances in the property sector in other regions, particularly the UK.

Total watch list balances in the energy and water industry sector increased by 87% to £1,480m largely as a result of the inclusion of one large single name counterparty in category 2.

Balances across all the other industry sectors reduced year on year. Despite a 32% reduction to £3.3bn property remained the largest industry sector with a majority of the reduction arising in watch list 3 cases.

Analysis of debt securities

Debt securities include government securities held as part of the Group’s treasury management portfolio for liquidity and regulatory purposes, and are for use on a continuing basis in the activities of the Group.

The following tables provide an analysis of debt securities held by the Group for trading and investment purposes by issuer type, and where the Group held government securities exceeding 10% of shareholders’ equity.

Further information on the credit quality of debt securities is presented on pages 115 to 116. Further disclosure on sovereign exposures in the Eurozone is presented on pages 119 to 123.

Debt securities

	2014		2013

As at 31 December	£m	%	£m	%

Of which issued by:
Governments and other public bodies	106,292	68.1	112,613	63.7
Corporate and other issuers	29,557	19.0	39,679	22.5
US agency	11,460	7.3	11,145	6.3
Mortgage and asset backed securities	8,396	5.4	12,880	7.3
Bank and building society certificates of deposit	279	0.2	383	0.2

Total	155,984	100.0	176,700	100.0

Government securities

As at 31 December			2014 Fair value £m	2013 Fair value £m

United States			32,096	28,979
United Kingdom			28,938	30,951
Germany			7,801	4,856
France			6,259	9,868
South Africa			5,724	5,136

Note

a	Balances comprise PCB, Investment Bank and BNC.

134 |

Risk review Risk performance Credit risk

Analysis of Derivatives (audited)

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets	2014			2013

As at 31 December 2014	Balance sheet assets £m	Counterparty netting £m	Net exposure £m	Balance sheet assets £m	Counterparty netting £m	Net exposure £m

Foreign exchange	74,470	58,153	16,317	60,228	46,912	13,317
Interest rate	309,946	253,820	56,126	232,249	193,466	38,782
Credit derivatives	23,507	19,829	3,678	27,350	23,981	3,369
Equity and stock index	14,844	10,523	4,321	16,286	10,617	5,669
Commodity derivatives	17,142	11,306	5,836	14,187	4,826	9,361

Total derivative assets	439,909	353,631	86,278	350,300	279,802	70,498

Cash collateral held			44,047			36,733

Net exposure less collateral			42,231			33,765

Derivative asset exposures would be £398bn (2013: £317bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Similarly, derivative liabilities would be £397bn (2013: £313bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £8bn (2013: £8bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

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

The table below sets out the fair value and notional amounts of OTC derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement	2014			2013

	Notional contract amount £m	Fair value		Notional contract	Fair value

		Assets £m	Liabilities £m	amount £m	Assets £m	Liabilities £m

Unilateral in favour of Barclays
Foreign exchange	15,067	191	(158)	29,098	363	(344)
Interest rate	5,826	940	(72)	6,495	652	(115)
Credit derivatives	226	3	(4)	402	14	(7)
Equity and stock index	310	3	(8)	486	4	(17)
Commodity derivatives	2,455	158	(120)	5,477	84	(90)

Total unilateral in favour of Barclays	23,884	1,295	(362)	41,958	1,117	(573)

Unilateral in favour of counterparty
Foreign exchange	24,861	681	(2,713)	37,223	1,023	(2,995)
Interest rate	138,396	6,073	(8,751)	153,566	5,221	(7,067)
Credit derivatives	403	6	(19)	378	1	(46)
Equity and stock index	1,100	133	(137)	1,158	90	(112)
Commodity derivatives	2,881	359	(138)	5,645	236	(109)

Total unilateral in favour of counterparty	167,641	7,252	(11,758)	197,970	6,571	(10,329)

Bilateral arrangement
Foreign exchange	3,350,366	67,496	(70,919)	4,245,971	53,917	(57,005)
Interest rate	9,032,753	263,812	(256,697)	11,740,243	209,730	(198,799)
Credit derivatives	887,041	18,290	(17,002)	1,261,171	22,214	(22,226)
Equity and stock index	162,615	6,033	(10,498)	143,121	9,052	(13,985)
Commodity derivatives	68,400	6,254	(6,377)	157,639	8,673	(8,310)

Total bilateral arrangement	13,501,175	361,885	(361,493)	17,548,145	303,586	(300,325)

Uncollateralised derivatives
Foreign exchange	303,341	6,028	(5,452)	293,733	4,820	(4,350)
Interest rate	199,615	8,572	(3,524)	222,676	5,577	(1,945)
Credit derivatives	8,716	565	(800)	8,069	517	(611)
Equity and stock index	5,789	2,115	(2,406)	17,877	2,659	(2,383)
Commodity derivatives	26,099	2,806	(2,766)	35,090	1,104	(1,673)

Total uncollateralised derivatives	543,560	20,086	(14,948)	577,445	14,677	(10,962)

Total OTC derivative assets/(liabilities)	14,236,260	390,518	(388,561)	18,365,518	325,951	(322,189)

| 135

Analysis of loans on concession programmes

Re-age activity

Re-age is applicable only to revolving products where a minimum due payment is required. Re-age refers to returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

The following are the principal portfolios in which re-age activity occurs.

Principal portfolios – core portfolios

	New re-ages in the year		New re-ages as proportion of total outstanding		30 day arrears at 12 months since re-age[a]

As at 31 December	2014 £m	2013 £m	2014%	2013%	2014%	2013%

UK cards	163	209	1.0	1.3	43.4	48.4
US cards[b]	31	51	0.2	0.5	46.8	48.8

The proportion of new re-ages as a percentage of total outstandings decreased in UK cards to 1.0% (2013: 1.3%) and US cards to 0.2% (2013: 0.5%) due to policy changes implemented in Q413, which reduced the volume of accounts qualifying for re-age.

Re-age activity in South Africa and Europe card portfolios are not considered to be material. For further detail on policy relating to the re-aging of loans, please refer to page 361.

Forbearance

Balances on forbearance programmes reduced 23% to £6.4bn driven primarily by (i) fewer customers requiring forbearance as macroeconomic conditions improved; and (ii) the ongoing impact of enhanced qualification criteria. The decrease in impairment coverage to 16.8% (2013: 17.6%) was due to a reduction in the coverage on the wholesale portfolios partially offset by an increase to retail portfolios.

Analysis of forbearance programmes

	Balances		Impairment allowance		Impairment coverage

As at 31 December	2014 £m	2013 £m	2014 £m	2013 £m	2014%	2013%

Personal & Corporate Banking	2,251	2,814	76	90	3.4	3.2
Africa Banking	299	338	45	50	15.1	14.8
Barclaycard	972	1,064	394	358	40.5	33.6

Barclays Core	3,522	4,216	515	498	14.6	11.8
Barclays Non-Core	419	786	49	83	11.7	10.6

Total retail	3,941	5,002	564	581	14.3	11.6

Investment Bank	106	476	10	8	9.4	1.7
Personal & Corporate Banking	1,590	1,540	225	255	14.2	16.6
Africa Banking	132	159	7	14	5.3	8.8

Barclays Core	1,828	2,175	242	277	13.2	12.8
Barclays Non-Core	651	1,210	271	614	41.6	50.7

Total wholesale	2,479	3,385	513	891	20.7	26.3

Group total	6,420	8,387	1,077	1,472	16.8	17.6

Retail balances on forbearance reduced by 21% to £3.9bn primarily due to PCB as UK home loans decreased.

Wholesale forbearance reduced by 27% to £2.5bn primarily driven by the exit of a single Investment Bank counterparty from the forbearance portfolio and further reductions across the BNC portfolios. The reduction in impairment coverage to 20.7% (2013: 26.3%) was primarily due to the exit of higher coverage Non-Core cases in Spain. The reduction in 2014 to balances on forbearance in BNC principally reflects the fact that Spain assets were reclassified as held for sale during the year.

See below for more information on these portfolios.

Notes

a	Re-ages data for 2013 revised to include customers who move to charge-off or into forbearance programmes within 12 months of the re-age offering.
b	New re-ages in the year and new re-ages as a proportion of total outstanding were revised to harmonise definitions to the Group policy.

136 |

Risk review Risk performance Credit risk

Retail forbearance programmes

Forbearance on the Group’s principal retail portfolios in the US, UK, Eurozone and South Africa is presented below. The principal portfolios listed below account for 83% (2013: 82%) of total retail forbearance balances.

Analysis of key portfolios in forbearance programmes

	Balances on forbearance programmes					Marked to market LTV of forbearance balances: balance weighted %	Marked to market LTV of forbearance balances: valuation weighted %	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %
			Of which:
				Past due of which:
	Total £m	% of gross loans and advances %	Up-to-date £m	1-90 days past due £m	91 or more days past due £m

As at 31 December 2014
Home loans:
PCB – UK	1,842	1.5	1,487	204	151	57.3	45.6	15	0.8
Africa – South Africa	207	1.8	95	99	13	71.1	57.4	13	6.5
Barclays Non-Core – Italy	279	2.0	211	31	37	61.6	50.3	11	3.9
Credit cards:
UK	724	4.3	679	41	4	n/a	n/a	324	44.8
US	98	0.7	67	22	9	n/a	n/a	22	22.1
Unsecured loans:
UK	121	2.4	83	33	5	n/a	n/a	25	20.9

As at 31 December 2013
Home loans:
PCB – UK	2,364	1.9	1,867	313	184	63.4	51.6	23	1.0
Africa – South Africa	248	2.1	117	115	16	74.4	60.5	17	6.9
Barclays Non-Core – Italy	307	2.0	248	31	28	62.2	50.9	10	3.2
Credit cards:
UK	912	5.6	861	44	7	n/a	n/a	333	36.5
US	106	1.1	73	24	9	n/a	n/a	10	9.8
Unsecured loans:
UK	142	2.9	94	40	8	n/a	n/a	34	23.7

Loans in forbearance in the principal home loans portfolios decreased 20% to £2,328m.

¡	PCB – UK (home loans): Balances under forbearance decreased 22% to £1,842m, principally due to a reduction in the proportion of accounts meeting the MCA reserve forbearance classification criteria. This type of forbearance comprises 68% (2013: 70%) of the total, with term extensions comprising a further 17% (2013: 17%). Total past due balances reduced 29% to £355m due to the improved economic environment.

¡	Africa – South Africa (home loans): Reduction in forbearance balances to £207m (2013: £248m) is due to enhanced qualification criteria which resulted in a more appropriate and sustainable programme for the customer, and local currency depreciation.

¡	Barclays Non-Core – Italy (home loans): Forbearance balances decreased 9% to £279m, predominantly due to customers exiting forbearance schemes that were established by the government. Impairment coverage increased to 3.9% (2013: 3.2%), reflecting a higher proportion of accounts on forbearance that are more than 90 days past due.

Forbearance balances on principal credit cards, overdrafts and unsecured loan portfolios decreased by 19% to £943m.

¡	UK Cards: Forbearance balances decreased by 21% to £724m, driven by the continued reduction in new repayment plan volumes caused by the implementation of enhanced qualification criteria in 2012.

¡	US Cards: Coverage ratio for US Cards is lower than UK Cards as almost 60% of forbearance programmes are fully amortising, and have lower levels of loss and impairment compared to other types of programmes.

| 137

Forbearance by type

	Home loans

	Barclays Core				Barclays Non-Core

	UK		South Africa		Italy[a]

As at 31 December	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m

Interest only conversion	122	135	–	–	–	–
Interest rate reduction	–	–	1	2	–	–
Payment concession	150	160	161	187	147	144
Term extension	314	413	45	59	132	163
MCA forbearance	1,256	1,656	n/a	n/a	n/a	n/a

Total	1,842	2,364	207	248	279	307

In the UK MCA reserves are up-to-date with their mortgage repayments, but have drawn against their available reserve and displayed other indicators of financial stress. While these accounts do not meet the traditional definition of forbearance, this behaviour can be an indicator of financial difficulty. During 2014, the proportion of customers meeting this definition has decreased, primarily as a result of the improved economic conditions.

Forbearance by type

	Credit cards and unsecured loans – Barclays Core portfolios

	UK cards		US cards		UK personal loans

As at 31 December	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m

Payment concession	31	63	–	–	–	1
Term extension	–	–	–	–	27	31
Fully amortising	–	–	58	56	93	110
Repayment plan[b]	693	833	40	50	–	–
Other	–	16	–	–	–	–

Total	724	912	98	106	120	142

Payment concessions in UK cards were withdrawn during 2014, leading to the lower balance of £31m (2013: £63m).

Repayment plan balances in UK cards decreased to £693m (2013: £833m) driven by the continued reduction in new repayment plan volumes caused by the implementation of enhanced qualification criteria in 2012.

Wholesale forbearance programmes

The tables below detail balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes

							Impairment		Total
							allowances	Total	balances on
	Balances on forbearance programmes						marked	balances on	forbearance
	Balances between 1 and 90 days past due	Balances 91 days or more past due	Total balances past due	Impaired up-to-date balances	Performing balances	Total balances	against balances on forbearance programmes	forbearance programmes coverage ratio	programmes % of gross loans and advances
	£m	£m	£m	£m	£m	£m	£m	%	%

As at 31 December 2014
Investment Bank	22	32	54	–	52	106	10	9	0.1
Personal & Corporate Banking	38	391	429	587	574	1,590	225	14	2.0
Africa Banking	13	42	55	47	30	132	7	5	0.8

Total Barclays Core	73	465	538	634	656	1,828	242	13	0.9

Barclays Non-Core	41	238	279	336	36	651	271	42	1.5

Group	114	703	817	970	692	2,479	513	21	1.0

As at 31 December 2013
Investment Bank	44	1	45	–	431	476	8	2	0.5
Personal & Corporate Banking	50	428	478	403	659	1,540	255	17	2.0
Africa Banking	21	25	46	7	106	159	14	9	1.0

Total Barclays Core	115	454	569	410	1,196	2,175	277	13	1.1

Barclays Non-Core	50	567	617	452	141	1,210	614	51	2.8

Group	165	1,021	1,186	862	1,337	3,385	891	26	1.4

Notes

a	In Italy, payment concessions include plans where the customer has been extended a payment holiday and may be converted to a term extension once the agreed period is completed.
b	Repayment plan represents a reduction to the minimum payment due requirements and interest rate.

138 |

Risk review Risk performance Credit risk

Wholesale forbearance reporting split by exposure class

	Corporate £m	Personal and trusts £m	Other £m	Total £m

As at 31 December 2014
Restructure: reduced contractual cash flows	180	–	–	180
Restructure: maturity date extension	600	79	4	683
Restructure: changed cash flow profile (other than extension)	335	25	4	364
Restructure: payment other than cash	7	9	–	16
Change in security	17	–	–	17
Adjustments or non-enforcement of covenants	383	53	–	436
Other (e.g. capital repayment holiday; restructure pending)	607	175	1	783

Total	2,129	341	9	2,479

As at 31 December 2013
Restructure: reduced contractual cash flows	281	–	–	281
Restructure: maturity date extension	1,164	65	55	1,284
Restructure: changed cash flow profile (other than extension)	579	25	5	609
Restructure: payment other than cash	23	1	–	24
Change in security	27	–	–	27
Adjustments or non-enforcement of covenants	410	96	–	506
Other (e.g. capital repayment holiday; restructure pending)	546	107	1	654

Total	3,030	294	61	3,385

Wholesale forbearance reporting split by business unit

	Personal & Corporate Banking £m	Investment Bank £m	Africa Banking £m	Barclays Non-Core £m	Total £m

As at 31 December 2014
Restructure: reduced contractual cash flows	125	–	1	54	180
Restructure: maturity date extension	314	72	78	219	683
Restructure: changed cash flow profile (other than extension)	178	2	49	135	364
Restructure: payment other than cash	13	–	–	3	16
Change in security	11	–	–	6	17
Adjustments or non-enforcements of covenants	329	–	–	107	436
Other (e.g. capital repayment holiday; restructure pending)	620	32	4	127	783

Total	1,590	106	132	651	2,479

As at 31 December 2013
Restructure: reduced contractual cash flows	105	1	8	167	281
Restructure: maturity date extension	315	368	103	498	1,284
Restructure: changed cash flow profile (other than extension)	209	22	44	334	609
Restructure: payment other than cash	11	–	–	13	24
Change in security	11	–	1	15	27
Adjustments or non-enforcements of covenants	370	41	1	94	506
Other (e.g. capital repayment holiday; restructure pending)	519	44	2	89	654

Total	1,540	476	159	1,210	3,385

Wholesale forbearance flows in 2014

Balance £m

As at 1 January 2014	3,385
Added to forbearance	1,142
Removed from forbearance (credit improvement)[a]	(343)
Fully or partially repaid and other movements	(1,490)
Written off/moved to recoveries	(215)

As at 31 December 2014	2,479

Wholesale forbearance decreased 27% to £2,479m with an impairment coverage ratio of 21% (2013: 26%). Personal & Corporate Banking accounted for the largest portion with 64% (2013: 45%) of total balances held as forbearance.

Note

a	Refer to sustainability of loans under forbearance on page 361.

| 139

Overall forbearance balances in Barclays Core portfolios fell by 16% to £1,828m, driven primarily by full and partial repayments and balances written off or moved to recoveries:

¡	The 78% reduction in the Investment Bank to £106m was driven primarily by one large single name corporate exposure returning to the performing book; and

¡	Personal & Corporate Banking rose moderately to £1,590m (2013: £1,540m). The increase was partially offset by balance reductions as a result of repayments or cases returned to performing, with comparatively fewer cases moving into recovery or written off.

BNC balances remain focused on the European corporate portfolios and reduced by 46% to £651m.

Analysis of Problem loans

Past due

Age analysis of loans and advances that are past due (audited)

The following tables present an age analysis of loans and advances that are past due but not impaired and loans that are assessed as impaired. These loans are reflected in the balance sheet credit quality tables on pages 115 to 116 as being Higher Risk.

Loans and advances past due but not impaired (audited)

	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m

As at 31 December 2014
Loans and advances designated at fair value	594	48	1	–	33	676
Home loans	46	6	17	135	230	434
Credit cards, unsecured and other retail lending	64	29	14	139	194	440
Corporate loans	7,204	630	874	190	387	9,285

Total	7,908	713	906	464	844	10,835

As at 31 December 2013
Loans and advances designated at fair value	113	45	9	10	170	347
Home loans	36	5	19	76	51	187
Credit cards, unsecured and other retail lending	103	37	16	56	109	321
Corporate loans	4,210	407	308	248	407	5,580

Total	4,462	494	352	390	737	6,435

Impaired loans

The following table represents an analysis of impaired loans in line with the disclosure requirements from the Enhanced Disclosure Taskforce. For further information on definitions of impaired loans refer to the identifying potential credit risk loans section on page 357.

Movement in impaired loans

	At beginning of year £m	Classified as impaired during the year £m	Transferred to not impaired during the year £m	Repayments £m	Amounts written off £m	Exchange and other adjustments[a] £m	Balance at 31 December £m

2014
Home loans	1,983	762	(352)	(412)	(161)	(317)	1,503
Credit cards, unsecured and other retail lending	3,385	2,089	(108)	(361)	(1,885)	(507)	2,613
Corporate loans	5,142	1,167	(729)	(658)	(1,211)	(1,028)	2,683

Total impaired loans	10,510	4,018	(1,189)	(1,431)	(3,257)	(1,852)	6,799

2013
Home loans	2,207	1,217	(509)	(576)	(230)	(126)	1,983
Credit cards, unsecured and other retail lending	3,874	2,449	(168)	(362)	(2,267)	(141)	3,385
Corporate loans	5,666	2,188	(804)	(710)	(1,074)	(124)	5,142

Total impaired loans	11,747	5,854	(1,481)	(1,648)	(3,571)	(391)	10,510

For information on restructured loans refer to disclosures on forbearance on pages 136-140.

Note

a	2014 exchange and other adjustments includes the reclassification of Spanish loans now held for sale.

140 |

Risk review Risk performance Credit risk

Analysis of loans and advances assessed as impaired (audited)

The following tables present an age analysis of loans and advances collectively impaired, total individually impaired loans, and total impairment allowance.

	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Individually assessed for impairment £m	Total £m

As at 31 December 2014
Home loans	5,155	1,424	335	470	1,050	8,434	455	8,889
Credit cards, unsecured and other retail lending	1,196	738	299	532	2,225	4,990	800	5,790
Corporate loans	284	30	24	25	148	511	2,679	3,190

Total	6,635	2,192	658	1,027	3,423	13,935	3,934	17,869

As at 31 December 2013
Home loans	5,726	2,161	667	728	1,818	11,100	510	11,610
Credit cards, unsecured and other retail lending	1,589	1,029	411	632	2,866	6,527	1,548	8,075
Corporate loans	1,047	40	35	59	400	1,581	3,892	5,473

Total	8,362	3,230	1,113	1,419	5,084	19,208	5,950	25,158

Potential credit risk loans (PCRLs) and coverage ratios

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: credit risk loans (CRLs) and potential problem loans (PPLs). For further information on definitions of CRLs and PPLs refer to the identifying potential credit risk loans section on page 357.

Potential credit risk loans and coverage ratios by business

	CRLs		PPLs		PCRLs

	2014	2013	2014	2013	2014	2013
As at 31 December	£m	£m	£m	£m	£m	£m

Personal & Corporate Banking	2,064	2,703	175	241	2,239	2,944
Africa Banking	1,093	1,205	161	194	1,254	1,399
Barclaycard	1,765	1,541	227	182	1,992	1,723

Barclays Core	4,922	5,449	563	617	5,485	6,066
Barclays Non-Core	1,209	2,118	26	91	1,234	2,209

Total Group retail	6,131	7,567	589	708	6,719	8,275

Investment Bank	71	–	107	106	178	106
Personal & Corporate Banking	1,630	1,861	582	840	2,212	2,701
Africa Banking	665	722	94	112	759	834

Barclays Core	2,366	2,583	783	1,058	3,149	3,641
Barclays Non-Core	841	3,148	119	42	960	3,190

Total Group wholesale	3,207	5,731	902	1,100	4,109	6,831

Group total	9,338	13,298	1,491	1,808	10,828	15,106

	Impairment allowance		CRL coverage		PCRL coverage

	2014	2013	2014	2013	2014	2013
As at 31 December	£m	£m	%	%	%	%

Personal & Corporate Banking	971	1,325	47.0	49.0	43.4	45.0
Africa Banking	681	674	62.3	55.9	54.3	48.2
Barclaycard	1,815	1,517	102.8	98.4	91.1	88.0

Barclays Core	3,467	3,516	70.4	64.5	63.2	58.0
Barclays Non-Core	428	856	35.4	40.4	34.7	38.8

Total Group retail	3,895	4,372	63.5	57.8	58.0	52.8

Investment Bank	44	–	62.0	–	24.7	–
Personal & Corporate Banking	668	701	41.0	37.7	30.2	26.0
Africa Banking	246	352	37.0	48.8	32.4	42.2

Barclays Core	958	1,053	40.5	40.8	30.4	28.9
Barclays Non-Core	602	1,833	71.6	58.2	62.7	57.5

Total Group wholesale	1,560	2,886	48.6	50.4	38.0	42.2

Group total	5,455	7,258	58.4	54.6	50.4	48.0

¡	CRLs decreased 29.8% to £9.3bn, with the Group’s CRL coverage ratio increasing to 58.4% (2013: 54.6%).

¡	CRLs in retail portfolios have decreased 19.0% to £6.1bn. This is primarily driven by Non-Core as a result of the reclassification of Spanish loans and improvements in Personal & Corporate Banking due to continued improvement across portfolios. CRL coverage increased to 63.5% (2013: 57.8%).

¡	CRLs in wholesale portfolios decreased 44.0% to £3.2bn. This is primarily driven by Non-Core as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure. CRL coverage decreased to 48.6% (2013: 50.4%).

| 141

Impairment

Impairment allowances

Impairment allowances decreased 25% to £5,455m, primarily within corporate loans as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure within BNC.

Movements in allowance for impairment by asset class (audited)

	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments[a] £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31 December £m

2014
Home loans	788	–	(23)	(200)	(191)	17	156	547
Credit cards, unsecured and other retail lending	3,603	13	(116)	(307)	(1,679)	126	1,705	3,345
Corporate loans	2,867	–	(14)	(540)	(1,167)	78	339	1,563

Total impairment allowance	7,258	13	(153)	(1,047)	(3,037)	221	2,200	5,455

2013
Home loans	855	–	(38)	(147)	(199)	30	287	788
Credit cards, unsecured and other retail lending	3,780	(5)	(132)	50	(2,121)	123	1,908	3,603
Corporate loans	3,164	–	(9)	(163)	(1,023)	48	850	2,867

Total impairment allowance	7,799	(5)	(179)	(260)	(3,343)	201	3,045	7,258

Management adjustments to models for impairment

Management adjustments to models for impairment are applied in order to factor in certain conditions or changes in policy that are not incorporated into the relevant impairment models, or to ensure that the impairment allowance reflects all known facts and circumstances at the period end. Adjustments typically increase the model derived impairment allowance. Where applicable, management adjustments are reviewed and incorporated into future model development.

Management adjustments to models of more than £10m with respect to impairment allowance in our principal portfolios are presented below.

Principal portfolios that have management adjustments greater than £10m (unaudited)

As at 31 December 2014	Total management adjustments to impairment stock, including forbearance £m	Proportion of total impairment stock %

PCB
UK home loans	52	55
UK personal loans	48	10
UK overdrafts	30	19
UK large corporate & business lending	98	14
Africa
South Africa home loans	22	11
Barclaycard
UK cards	62	5

UK home loans: Primarily to offset the benefits that recent increases in the House Price Index have had on impairment models, which may not be sustainable, and to adjust for the emerging incidence of interest-only loans reaching maturity.

UK personal loans: Principally to incorporate impairment policy requirements that have not yet been fully embedded into the models, and to increase coverage on older accounts that will be written off, once legacy remediation relating to the Consumer Credit Act concludes.

UK overdrafts: To increase coverage on dormant accounts and to incorporate impairment policy requirements that have not yet been fully embedded into models.

UK large corporate & business lending: To increase coverage on higher risk business segments that are more susceptible to movements in macro economic conditions.

South Africa home loans: Primarily to incorporate the uncertainty in the macroeconomic outlook.

UK cards: Predominantly to increase coverage on forbearance programmes and accounts in recoveries.

Note

a	2014 exchange and other adjustments includes the reclassification of impairments held against Spanish loans now held for sale.

142 |

Risk review Risk performance Market risk

Analysis of market risk

Market risk is the risk of a reduction to earnings or capital due to volatility of trading book positions or an inability to hedge the banking book balance sheet.

This section contains key disclosures describing the Group’s market risk profile, highlighting regulatory as well as management measures.

Key metrics

Measures of traded market risk, such as Value at Risk, decreased in the year due to lower volatility and risk reduction in BNC businesses.

We saw lower income from reduced activity and a reduction in associated risk measures

98%

Of days generated positive trading revenue

-24%

Reduction in management Value at Risk

-22%

Reduction in average daily revenue

Non-traded market risk measures suggest a higher sensitivity to a change in interest rates, with a stable structural currency exposure

55%

Increase in the positive impact on pre-tax net interest income of a 100bps rise in interest rates

| 143

Market risk is the risk of a reduction to earnings or capital due to volatility of trading book positions or an inability to hedge the banking book balance sheet.

All disclosures in this section (pages 144-152) are unaudited unless otherwise stated

Overview of market risk

This section contains key statistics describing the market risk profile of the bank. It includes both regulatory and management measures. This includes risk weighted assets by major business line, as well as Value at Risk (VaR) measures. A distinction is made between regulatory and management measures within the section.

Measures of market risk in the Group and accounting measures

The relationship between the Group’s market risk measures and balance sheet is presented on page 145. Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:

¡	Balance sheet measures show accruals-based balances or marked to market values as at the reporting date;

¡	VaR measures also take account of current mark-to-market values, however hedging effects between positions are also considered; and

¡	In addition, the measures are expressed in terms of changes in value or volatilities as opposed to static values.

For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures. To help the reader understand the linkages between market risk measures at a high level, comparisons of exposures and balance sheet measures are provided:

¡	‘Balance sheet view of trading and banking books’, on page 145, highlights the main categories of assets that are subject to market risk; and

¡	‘Principal asset and liability balances subject to market risk in the Investment Bank, Non-Core and Head Office’, on page 147, provides another view; balance sheet values are shown for market risk-taking business lines.

Summary of performance in the period

The Group has seen a decrease in market risk from lower volatility in certain financial markets, in addition to risk reduction in Non-Core businesses:

¡	Measures of traded market risk, such as Value at Risk, decreased in the year due to lower volatility and risk reduction in BNC businesses;

¡	This translated into lower volatility in daily trading revenue as reflected in the trading revenue histogram on page 146, although with lower average daily revenue from 2013 levels;

¡	Market risk RWAs fell from 2013 levels as a result of lower volatility and reduction of BNC assets;

¡	Annual Earnings at Risk (AEaR) to interest rate shocks, a key measure of interest rate risk in the banking book (IRRBB), increased in 2014, due to increased current account balances and an improvement in the completeness of the model; and

¡	Other market risks, such as pension risk and insurance, are disclosed from page 151 onwards.

144 |

Risk review Risk performance Market risk

Balance sheet view of trading and banking books

As defined by the regulatory rules, a trading book consists of positions held for trading intent or to hedge elements of the trading book. Trading intent must be evidenced in the basis of the strategies, policies and procedures set up by the firm to manage the position or portfolio. The below table provides a Group-wide overview of where assets and liabilities on the Group’s balance sheet are managed within regulatory traded and non-traded books.

The balance sheet split by trading book and banking books is shown on an IFRS scope of consolidation.

Balance sheet split by trading and banking books

As at 31 December 2014	Banking book £m	Trading book £m	Total £m

Cash and balances at central banks	39,695	–	39,695
Items in course of collection from other banks	1,210	–	1,210
Trading portfolio assets	2,045	112,672	114,717
Financial assets designated at fair value	27,615	10,685	38,300
Derivative financial instruments	441	439,468	439,909
Available for sale financial investments	86,066	–	86,066
Loans and advances to banks	40,420	1,691	42,111
Loans and advances to customers	397,919	29,848	427,767
Reverse repurchase agreements and other similar secured lending	131,161	592	131,753
Prepayments, accrued income and other assets	3,607	–	3,607
Investments in associates and joint ventures	711	–	711
Property, plant and equipment	3,786	–	3,786
Goodwill and intangible assets	8,180	–	8,180
Current tax assets	334	–	334
Deferred tax assets	4,130	–	4,130
Retirement benefit assets	56	–	56
Non current assets classified as held for disposal	15,574	–	15,574

Total assets	762,950	594,956	1,357,906

Deposits from banks	57,451	939	58,390
Items in course of collection due to other banks	1,177	–	1,177
Customer accounts	418,522	9,182	427,704
Repurchase agreements and other similar secured borrowing	121,311	3,168	124,479
Trading portfolio liabilities	46	45,078	45,124
Financial liabilities designated at fair value	16,427	40,545	56,972
Derivative financial instruments	1,888	437,432	439,320
Debt securities in issue	86,099	–	86,099
Subordinated liabilities	21,153	–	21,153
Accruals, deferred income and other liabilities	11,423	–	11,423
Provisions	4,135	–	4,135
Current tax liabilities	1,021	–	1,021
Deferred tax liabilities	262	–	262
Retirement benefit liabilities	1,574	–	1,574
Liabilities included in disposal groups classified as held for sale	13,115	–	13,115

Total liabilities	755,604	536,344	1,291,948

Included within the trading book are assets and liabilities which are included in the market risk regulatory measures. For more information on these measures (VaR, SVaR, IRC and APR) see the risk management section on pages 368 to 377.

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk. See pages 370 to 377 for more detail on management measures and the differences when compared to regulatory measures.

The table below shows the total Group management VaR by asset class, as well as the impact of diversification. The majority of VaR arises out of the Investment Bank. Additional limited trading activity is undertaken in Africa Banking on behalf of clients. VaR also arises in Treasury in relation to certain products (mainly for hedging and liquidity purposes). Finally, certain legacy positions in BNC attract VaR.

Limits are applied against each asset class VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

The management VaR numbers in the table below include add-ons, to better represent the market risk where the VaR model may not fully represent some risk factors. See page 374 for a description of risks not in VaR (RNIVs).

Note

a	The primary risk factors for banking book assets and liabilities are interest rates and to a lesser extent, foreign exchange rates. Credit spreads and equity prices will also be a factor where the Group holds debt and equity securities respectively, either as financial assets designated at fair value (see Note 14) or as available for sale (see Note 16).

| 145

The daily average, maximum and minimum values of management VaR (audited)

For the year ended 31 December	2014			2013

Management VaR (95%)	Average £m	High[a] £m	Low[a] £m	Average £m	High[a] £m	Low[a] £m

Credit risk	11	15	9	18	25	12
Interest rate risk	11	17	6	13	24	6
Equity risk	10	16	6	11	21	5
Basis risk	4	8	2	11	17	7
Spread risk	4	8	3	11	21	5
Foreign Exchange risk	4	23	1	4	7	2
Commodity risk	2	8	1	5	8	2
Inflation risk	2	4	2	3	8	2
Diversification effect[a]	(26)	n/a	n/a	(47)	n/a	n/a

Total management VaR	22	36	17	29	39	21

Average management VaR for the Group fell by 24% to £22m, with all individual risk type components reducing, particularly credit, spread and basis risks. The three main contributors to average management VaR were credit, interest rate and equity risk.

Average Credit risk VaR decreased 39% to £11m reflecting lower volatility driven by low credit spreads. Spread risk & Basis risk VaR decreased in part due to lower interest rates environment. Average Commodities VaR declined 60% to £2m primarily as a result of risk reduction in Non-Core businesses. Average Equity VaR was broadly stable compared to the previous year and also saw an environment of low volatility for most of the year. Average Foreign Exchange VaR was broadly stable over the year, but saw a peak of £23m in late December 2014 due to an increase in positions that were held for a brief period of time. Foreign Exchange VaR fell back before the year-end when the positions were closed out. See also the Group management VaR graph below.

The business remained within the management VaR limits that were reported to the Board Financial Risk Committee (BFRC) throughout 2014 for both asset class VaR and total VaR.

Group management VaR

Group daily trading revenue

The chart above shows the distribution of daily revenue in 2014 and 2013. For 2014, this includes daily trading revenue generated in the Investment Bank (except for Private Equity and Principal Investments), Treasury, Africa Banking and Non-Core. The BNC business does not undertake trading activities other than strategic disposals. Please see page 210 for a discussion of BNC financial performance in 2014.

Daily trading revenue includes realised and unrealised mark to market gains and losses from intraday market moves, commission and advisory fees. The VaR measure above is not designed to be reconciled to the full revenue measure from the trading business. VaR shows the volatility of a hypothetical measure that reflects unrealised mark to market changes in positions under the assumption that they are held over a one-day period. VaR informs risk managers on the risk implications of current portfolio decisions.

The average daily revenue decreased 22% to £32m; however, there were more positive trading revenue days in 2014 than in 2013, with 98% (2013: 97%) of days generating positive trading revenue. The chart shows lower variability in daily income levels, which appears consistent with the decrease in average management VaR and lower market volatility.

The daily VaR chart illustrates a declining trend in 2014. The rise in late December 2014 was associated with an increase in positions in a specific market that were held for a brief period of time. VaR fell back when the positions were closed out. See the discussion of VaR by asset class on the previous page.

Note

a	Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historic correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

146 |

Risk review Risk performance Market risk

The table below provides an overview of the assets and liabilities of the major trading portfolios and associated standalone management VaR. While the table on page 145 shows the total balance sheet breakdown for the Group, split by trading and banking books, the table below shows the assets and liabilities for the major trading portfolios in the Investment Bank that are most sensitive to market risk. These comprise available for sale investments, debt securities in issue, derivative financial instruments, and positions with other financial institutions at fair value, repurchase agreements, and trading portfolio assets/liabilities.

The restructuring of the business into Core and Non-Core in 2014 changed the portfolio structure. Management VaR is presented for the fourth quarter, the first full period since the restructure.

Principal asset and liability balances subject to market risk in the Investment Bank, BNC and Head Office

As at 31 December 2014

Portfolio	Description of business activity	Assets £m	Liabilities £m	Average over Q4 2014 Management VaR £m	Principal balance sheet line items	Principal market risk exposure

Client Capital Management	The function primarily manages counterparty risk exposures arising from derivative contracts.	102,610	99,821	11	Derivative financial instruments and repurchase agreements.	Hedging the firm’s credit risk including counterparty risk exposure on derivatives.

Equities	Provides equity market making and risk management services for clients.	66,395	55,274	10	Trading portfolio asset/ liabilities and derivative financial instruments and repurchase agreements.	Provides derivative solutions to clients. The business also supports cash equity trading, primary market issuance and block trades.

Credit	Provides specific credit market exposures.	38,993	23,222	10	Derivative financial instruments and trading portfolio asset/liabilities and repurchase agreements.	Risk exposure is primarily to credit markets.

Treasury[a]	Provides funding and liquidity services	31,715	34,219	9	Available for sale financial investments and debt securities in issue.	The principal service is the execution of liquidity and funding operations.

Macro	Market maker in foreign exchange, rates, commodities and local markets.	118,791	119,302	8	Derivative financial instruments and trading portfolio asset/liabilities and repurchase agreements.	Market risk exposure arises from credit trading including bond syndication, and interest rate, currency and commodity market making and trading. The business is well– diversified leading to low risk.

BNC	Manages assets from non-core operations.	351,247	328,859	4	Derivative financial instruments and repurchase agreements and trading portfolio asset/liabilities.	Exposures which the business has been managing down.

Other subject to management VaR	Primarily provides financing solution for clients	551	11,256	n/a	Debt securities in issue/ Issued debts.	Risk exposure is primarily to debt capital markets.

Other, including diversification effects	–	–	–	(30)	–	–

Total subject to management VaR	–	710,302	671,953	22	–	–

Other Investment Bank, Non-Core and Head Office	–	265,866	237,213	n/a	–	–

Total Investment Bank, Non-Core and Head Office	–	976,168	909,166	22	–	–

Note

a	Treasury contains banking book positions that will be treated under the non-traded market risk framework in 2015.

| 147

In order to provide an estimation of the scale of the balance sheet instruments that generate market risk, as defined by the Group for purposes of risk management, assets and liabilities that are expected to generate market risk have been aggregated by main business lines. Note, however, that due to differences in data sets for market risk and IFRS reporting some assets that do not generate market risk could be included. The ‘Other assets’ line contains (i) business lines that are primarily defined as banking book, and (ii) line items that should not generate market risk.

Management VaR is shown at 95th percentile for Q4 2014. Market risks arising from the individual portfolios listed above diversify to provide total management VaR for the Investment Bank, Non-Core and Head Office. Some functions such as Treasury and Client Capital Management show exposure as a result of the service it provides to the client facing franchise, such as managing the firm’s exposure to counterparty default or providing funding to execute business.

Business Scenario Stresses

As part of the Group’s risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to six global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, terrorist attacks, global recession and a sovereign peripheral crisis.

Similarly to 2013, throughout 2014, the scenario analyses showed the biggest market risk related impact would be due to a severe deterioration in liquidity and a rapid slowdown in the global economy.

Review of regulatory measures

The following disclosures provide details on regulatory measures of market risk. See pages 372 and 373 for more detail on regulatory measures and the differences when compared to management measures.

The Group’s market risk capital requirements comprise two elements:

¡	Trading book positions booked to legal entities within the scope of the Group’s PRA waiver where the market risk is measured under a PRA approved internal models approach, including regulatory VaR, Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC) and All Price Risk (APR) as required; and

¡	Trading book positions that do not meet the conditions for inclusion within the approved Internal Models Approach. Their capital requirement is calculated using standardised rules.

The below table summarises the regulatory market risk measures, under the internal models approach.

Analysis of regulatory VaR, SVaR, IRC and APR

As at 31 December 2014	Year-end £m	Average £m	Max £m	Min £m

Regulatory VaR	29	39	66	29
SVaR	72	74	105	53
IRC	80	118	287	58
APR	24	28	39	24

As at 31 December 2013
Regulatory VaR	42	46	67	31
SVaR	90	85	112	61
IRC	139	238	539	115
APR	29	141	183	29

Overall, there was a lower risk profile during 2014:

¡	SVaR decreased by 20% to £72m driven by equities and foreign exchange;

¡	IRC decreased by 42% to £80m as a result of a reduction in exposure to lower-rated sovereigns as well as increased diversification; and

¡	APR decreased by 17% to £24m as a result of the sale of positions.

The table below shows the primary portfolios which are driving the trading businesses’ modelled capital requirement as at 2014 year end. The standalone portfolio results diversify at the total level and are not necessarily additive. Regulatory VaR, SVaR, IRC and APR in the prior table show the diversified results.

Breakdown of the major regulatory risk measures by portfolio

As at 31 December 2014	Macro £m	Equities £m	Credit £m	Client Capital Management £m	Treasury £m	Africa £m	BNC £m

Regulatory VaR	11	17	7	21	1	2	8
SVaR	29	82	19	42	10	3	21
IRC	195	16	211	62	–	–	94
APR	–	–	–	–	–	–	24

148 |

Risk review Risk performance Market risk

Non-traded market risk

Net interest income sensitivity

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology as described on page 376. The benchmark interest rate for each currency is set as at 31 December of the same year. The effect of structural hedging is taken into account. The tables below show that net interest income would increase given a rise in rates; however, this analysis does not include the potential impacts on the impairment charge due to the effect of interest rates on affordability. This effect would depend on the wider economic environment and have the opposite effect on total profit.

Banking book exposures held or issued by the Investment Bank are excluded from the interest rate sensitivity tables as these are measured and managed using VaR.

Net interest income sensitivity (AEaR) by business unit

As at 31 December 2014	Personal & Corporate Banking £m	Barclaycard £m	Africa £m	BNC[a] £m	Other[b] £m	Total £m

+200bps	464	(59)	26	6	(97)	340
+100bps	239	(27)	13	3	(58)	170
-100bps	(426)	26	(9)	(1)	26	(384)
-200bps	(430)	29	(17)	(1)	39	(380)

As at 31 December 2013
+200bps	373	(84)	19	9	(92)	225
+100bps	195	(42)	9	5	(57)	110
-100bps	(315)	25	(8)	(1)	56	(243)
-200bps	(352)	26	(15)	(1)	49	(293)

AEaR increased 51% to £340m to a +200bp parallel shock. This was predominantly due to an increase in PCB account balances for which a structural hedge is in place. AEaR to the -200bp shock increased to £380m (2013: £293m) predominantly due to the inclusion of re-pricing lag risk in the PCB model. This is the risk of being unable to re-price products immediately after a change in rates due to mandatory notification periods.

Net interest income sensitivity (AEaR) by currency (audited)

As at 31 December	2014		2013

	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m

GBP	126	(373)	92	(199)
USD	25	(19)	9	(21)
EUR	(9)	24	(18)	(7)
ZAR	11	(8)	10	(9)
Other currencies	17	(8)	17	(7)

Total	170	(384)	110	(243)

As percentage of net interest income	1.40%	3.18%	0.95%	2.09%

Net interest income sensitivity mainly arises in GBP, driven by PCB as discussed in the above table.

Barclays measure some non-traded market risks using an economic capital (EC) methodology. EC is predominantly calculated using a daily VaR model and then scaled up to a 1 year EC confidence interval (99.98%). For more information on definitions of prepayment, recruitment and residual risk, and on how EC is used to manage market risk, see the market risk management section on page 370.

The table on the next page shows the EC figures for the main non-trading businesses, where non-traded market risk EC is part of the business limit framework.

Notes

a	Only retail exposures within BNC are included in the calculation.
b	Other consists of Treasury and adjustments made for hedge ineffectiveness. The hedge ineffectiveness accounts for the portion of the movements in hedging instruments that cannot be deferred from the income statements to the hedge reserves. This arises where the movement in the hedging instrument exceeds the movement of the hedged item in absolute terms.

| 149

Economic Capital for non-traded risk by business unit

As at 31 December 2014	Personal & Corporate Banking £m	Barclaycard £m	Africa Banking £m	BNC[a] £m	Total £m

Prepayment risk	32	15	–	–	47
Recruitment risk	148	1	–	–	149
Residual risk[a]	12	3	34	16	65

Total	192	19	34	16	261

As at 31 December 2013
Prepayment risk	31	10	–	–	41
Recruitment risk	112	2	–	–	114
Residual risk	10	4	38	13	65

Total	153	16	38	13	220

Total EC has increased 19% to £261m, primarily due to an increase in recruitment risk in PCB. This is due to the increase in mortgage and fixed rate savings product pipelines for which pre-hedges are in place.

Analysis of equity sensitivity

The table below measures the overall impact of a +/- 100bps movement in interest rates on available for sale and cash flow hedge reserves. This data is captured using PV01 which is an indicator of the shift in asset value for a 1 basis point shift in the yield curve. Note that in 2014 the methodology used to estimate the impact of the negative movement applied a 0% floor to interest rates.

Analysis of equity sensitivity

As at 31 December	2014		2013

	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m

Net interest income	170	(384)	110	(243)
Taxation effects on the above	(41)	92	(27)	61

Effect on profit for the year	129	(292)	83	(182)

As percentage of net profit after tax	15.27%	(34.56)%	6.40%	(14.03)%

Effect on profit for the year (per above)	129	(292)	83	(182)
Available for sale reserve	(698)	845	(861)	861
Cash flow hedge reserve	(3,058)	2,048	(2,831)	2,808
Taxation effects on the above	901	(694)	923	(917)

Effect on equity	(2,726)	1,907	(2,686)	2,570

As percentage of equity	(4.13)%	2.89%	(4.20)%	4.02%

As discussed in relation to the net interest income sensitivity table on page 149, the impact of a 100bps movement in rates is largely driven by PCB. The movement in the AFS reserve shows lower sensitivity in 2014 due to the disposal of large debt security positions in Treasury. Note that the movement in the AFS reserve would impact CRD IV fully loaded CET1 capital, but the movement in the cash flow hedge reserve would not impact CET1 capital.

Foreign exchange risk

The Group is exposed to two sources of foreign exchange risk:

i) Transactional foreign currency exposure

Transactional foreign exchange exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by the Investment Bank which is monitored through DVaR.

Banking book transactional foreign exchange risk outside of the Investment Bank is monitored on a daily basis by the market risk functions and minimised by the businesses.

ii) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies principally US Dollar, Euro and South African Rand. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

The Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by using the CET1 capital movements to broadly match the revaluation of the Group’s foreign currency RWA exposures.

The economic hedges primarily represent the US Dollar and Euro preference shares and Additional Tier 1 instruments that are held as equity, accounted for at historic cost under IFRS and do not qualify as hedges for accounting purposes.

Note

a	Only the retail exposures within Non-Core are captured in the measure.

150 |

Risk review Risk performance

Market risk

Functional currency of operations

Functional currency of operations

	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre- economic hedges	Economic hedges	Remaining structural currency
As at 31 December 2014	£m	£m	£m	£m	£m	£m

US Dollar	23,728	5,270	1,012	17,446	6,655	10,791
Euro	3,056	328	238	2,490	1,871	619
Rand	3,863	–	103	3,760	–	3,760
Japanese Yen	364	164	208	(8)	–	(8)
Other	2,739	–	1,198	1,541	–	1,541

Total	33,750	5,762	2,759	25,229	8,526	16,703

As at 31 December 2013
US Dollar	34,220	5,555	12,558	16,107	5,812	10,295
Euro	9,336	538	5,570	3,228	2,833	395
Rand	3,835	–	114	3,721	–	3,721
Japanese Yen	454	89	352	13	–	13
Other	2,850	–	1,101	1,749	–	1,749

Total	50,695	6,182	19,695	24,818	8,645	16,173

During 2014, total structural currency exposure net of hedging instruments remained stable at £16.7bn (2013: £16.2bn) and broadly in line with the overall RWA currency profile. Foreign currency net investments decreased by £16.9bn to £33.8bn (2013: £50.7bn) driven predominantly by the restructuring of Group subsidiaries. The hedges associated with these investments decreased by £16.9bn to £2.8bn (2013: £19.7bn).

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 92% (2013: 91%) of the Group’s total retirement benefit obligations globally. The other material overseas schemes are in South Africa and the US where they represent approximately 4% (2013: 5%) and 2% (2013: 2%) respectively of the Group’s total retirement benefit obligations. As such, this risk review section will focus exclusively on the UKRF. Note that the scheme is closed to new entrants.

Pension risk arises as the estimated market value of the pension fund assets might decline, or the investment returns might reduce; or the estimated value of the pension liabilities might increase.

See pages 377 for more information on how pension risk is managed.

Assets

The Board of Trustees defines an overall long-term investment strategy for the UKRF, with investments across a broad range of asset classes. This ensures an appropriate mix of return seeking assets to generate future returns as well as liability matching assets to better match the future pension obligations. The main market risks within the asset portfolio are against interest rates and equities.

Fair value of UKRF plan assets increased by 14% to £26.9bn. See Note 35 to the financial statements for details.

Liabilities

The retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve):

¡	An increase in long term inflation corresponds to an increase in liabilities; and

¡	An increase in the discount rate corresponds to a decrease in liabilities.

Pension risk is generated through the Group’s defined benefits schemes and this risk is deemed to move to zero over time as the chart below shows. The chart below outline the shape of the liability cash flow profile, that takes account of future inflation indexing of payments to beneficiaries, with the majority of the cash flows (approximately 75%) falling between 0 and 40 years, peaking within the 21 to 30 year band and reducing thereafter. The shape may vary depending on changes in inflation expectation and mortality and it is updated in line with triennial valuation process.

For more detail on liability assumptions see Note 35 to the financial statements.

| 151

Proportion of liability cash flows

Risk measurement

In line with the Group’s risk management framework, the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension positions on a total portfolio level. This ensures that the risks, diversification benefits and liability matching characteristics of the UKRF obligations and investments are adequately captured. VaR is measured and monitored on a monthly basis at the pension risk for a such as the Market Risk Committee, Pension Management Group and Pensions Executive Board. The VaR model takes into account the valuation of the liabilities based on an IAS 19 basis (see Note 35 to the financial statements). The trustees, receive quarterly VaR measures on a funding basis.

The pension liability is also sensitive to post-retirement mortality assumptions. See Note 35 to the financial statements for more details.

In addition to this, the impact of pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally at least on an annual basis, covering scenarios such as European economic crisis and quantitative easing. The UKRF exposure is also included as part of the regulatory stress tests and exercises indicated that the UKRF risk profile is resilient to severe stress events.

The defined benefit pension scheme affects capital in two ways. The IAS 19 deficit impacts the CET1 capital ratio. Pension risk is also taken into account in the Pillar 2 capital assessment.

Triennial valuation

Please see Note 35 to the financial statements for information on the current position of the fund.

Insurance risk review

Insurance risk is managed within Africa Banking. From an economic capital perspective, four significant categories of insurance risk are reported. Please see page 115 for definitions and governance procedures.

The risk figures are based on economic capital principles and refer to 1 in 250 event levels. The underwriting risk appetite for short term insurance for 2014 was calculated based on the projected net written premium. See page 115 for a description of the risks and a discussion of their measurement.

The year-on-year utilisation (as a percentage of approved appetite) remained relatively stable, except for life insurance mismatch risk which is explained below. The risk types below include the assessments of the main insurance risks for determining the economic capital requirements.

	2014		2013

As at 31 December	Position £m	Appetite £m	Position £m	Appetite £m

Short term insurance underwriting risk	40	44	40	51
Life insurance underwriting risk	21	28	22	26
Life insurance mismatch risk	16	40	17	44
Life and short-term insurance investment risk	12	14	12	16

Risk positions were broadly stable over the year. The life insurance mismatch risk utilisation was lower than appetite as a refined actuarial valuation methodology was implemented. This model refinement resulted in a better matching position between assets and liabilities resulting in a desired lower mismatch for 2014 compared to 2013.

152 |

Risk review Risk performance

Funding risk – Capital

Analysis of capital risk

Capital risk is the risk that the Group has insufficient capital resources, which could lead to (i) a failure to meet regulatory requirements; (ii) a change to credit rating; or (iii) an inability to support business activity and growth.

This section details Barclays’ capital position providing information on both capital resources and capital requirements under CRD IV. It also provides detail of the BCBS 270 leverage ratio and underlying exposures.

Key metrics

10.3% fully loaded

Common Equity Tier 1 ratio

Fully loaded CET1 capital increased by £1.1bn driven by increased qualifying reserves and lower regulatory deductions.

RWAs decreased by £40.6bn driven by a reduction in Non-Core reflecting the disposal of businesses, run-down and exit of securities and loans; and derivative risk reductions.

3.7% BCBS 270 leverage ratio

The BCBS 270 leverage ratio increased to 3.7% from September 2014 reflecting a reduction in leverage exposure to £1,233bn driven by a seasonal reduction in settlement balances and continued reductions in Non-Core exposure.

| 153

Capital risk is the risk that the Group has insufficient capital resources to:
¡

Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

¡	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and
¡	Support its growth and strategic options.
More details on monitoring and managing capital risk may be found in the Risk Management sections on pages 101 to 102.
All disclosures in this section (pages 154-159) are unaudited unless otherwise stated

Overview

This section provides an overview of Barclays’ capital position and details i) capital resources on a PRA transitional basis ii) movement analysis on fully loaded CET1 capital iii) CRD IV capital requirements by risk type and business and movement analysis. It also provides details of the BCBS 270 leverage ratio and underlying exposures.

Capital ratios

Barclays’ current regulatory target is to meet a fully loaded CET1 ratio of 9% by 2019, plus a Pillar 2A add-on. The 9% comprises the required 4.5% minimum CET1 ratio and, phased in from 2016, a Combined Buffer Requirement made up of a Capital Conservation Buffer (CCB) of 2.5% and an expected Globally Systemically Important Institution (G-SII) buffer of 2%.

Under current PRA guidance, the Pillar 2A add-on will need to be met with 56% CET1 from 2015, which would equate to approximately 1.6%a of RWAs. The Pillar 2A add-on would be expected to vary over time according to the PRA’s individual capital guidance.

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

Capital resources

The PRA announced the acceleration of transitional provisions relating to CET1 deductions and filters so the fully loaded requirements are applicable from 1 January 2014, with the exception of unrealised gains on available for sale debt and equity. As a result, transitional capital ratios are now closely aligned to fully loaded ratios.

Grandfathering limits on capital instruments, previously qualifying as Tier 1 and Tier 2, are unchanged under the PRA transitional rules.

Leverage

In addition to the Group’s capital structure, target ratios have also been set in respect of both the PRA leverage ratio requirement of 3% and the final recommendations on leverage proposed by the FPC’s review on leverage published 31st October 2014.

The review recommends a minimum leverage ratio requirement, a supplementary leverage ratio buffer applicable to globally systemically important banks and a countercyclical leverage ratio buffer. These recommendations would result in a fully phased in leverage ratio of 3.7% for Barclays (based on current GSIFI and Countercyclical Buffer assumptions) applicable by 2018.

Summary of performance in the period

Barclays continues to be in excess of minimum CRD IV capital ratios on both a transitional and fully loaded basis.

As at 31 December 2014, Barclays exceeded the PRA target fully loaded CET1 ratio of 7%. On a transitional basis, the PRA has implemented a minimum requirement CET1 ratio of 4%, Tier 1 ratio of 5.5% and Total Capital ratio of 8%.

The fully loaded CRD IV CET1 ratio increased to 10.3% (2013: 9.1%) due to a £40.6bn reduction in risk weighted assets to £401.9bn and an increase in the fully loaded CRD IV CET1 capital of £1.1bn to £41.5bn.

The increase in capital, after absorbing £3.3bn of adjusting items, was driven by a £1.6bn increase in other qualifying reserves and a £0.6bn increase due to lower regulatory adjustments and deductions. This was partially offset by £1.2bn recognised for dividends.

The RWA reduction was mainly driven by a £35bn reduction in Non-Core to £75bn reflecting the disposal of businesses, run-down and exit of securities and loans, and derivative risk reductions.

The BCBS 270 leverage ratio increased to 3.7% (September 2014: 3.5%), reflecting a reduction in the BCBS 270 leverage exposure to £1,233bn (September 2014: £1,324bn) driven by a seasonal reduction in settlement balances and continued reductions in Non-Core exposure.

Note

a	Based on a point in time assessment made by the PRA, at least annually. The PRA issued its requirements in May 2014. The EBA issued guidelines on the Supervisory Review and Evaluation Process (SREP) and on Pillar 2 capital which are effective from 2016, which are likely to affect how the PRA approaches Pillar 2 thereafter.

154 |

Risk review Risk performance Funding risk – Capital

CRD IV Capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel III within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Key capital ratios

As at 31 December	2014	2013

Fully Loaded Common Equity Tier 1	10.3%	9.1%
PRA Transitional Common Equity Tier 1[a,b]	10.2%	9.1%
PRA Transitional Tier 1[b,c]	13.0%	11.3%
PRA Transitional Total Capital[b,c]	16.5%	15.0%

Capital resources (audited)

	2014	2013
As at 31 December	£m	£m

Shareholders’ equity (excluding non-controlling interests) per balance sheet	59,567	55,385
– Less: Other equity instruments (recognised as AT1 capital)	(4,322)	(2,063)
Adjustment to retained earnings for foreseeable dividends	(615)	(640)

Minority interests (amount allowed in consolidated CET1)	1,227	1,238

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,199)	(2,479)
Goodwill and intangible assets	(8,127)	(7,618)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,080)	(1,045)
Fair value reserves related to gains or losses on cash flow hedges	(1,814)	(270)
Excess of expected losses over impairment	(1,772)	(2,106)
Gains or losses on liabilities at fair value resulting from own credit	658	600
Other regulatory adjustments	(45)	(119)
Direct and indirect holdings by an institution of own CET1 instruments	(25)	(496)

Fully loaded Common Equity Tier 1	41,453	40,387
Regulatory adjustments relating to unrealised gains	(583)	(180)

PRA transitional Common Equity Tier 1	40,870	40,207

Additional Tier 1 (AT1) capital
Capital instruments and the related share premium accounts	4,322	2,063
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,870	9,726
Less instruments issued by subsidiaries subject to phase out	–	(1,849)

Transitional Additional Tier 1 capital	11,192	9,940

PRA transitional Tier 1 capital	52,062	50,147

Tier 2 (T2) capital
Capital instruments and the related share premium accounts	800	–
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,529	16,834
Less instruments issued by subsidiaries subject to phase out	–	(522)
Other regulatory adjustments and deductions	(48)	(12)

PRA transitional total regulatory capital	66,343	66,447

Notes

a	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.3% based on £49.6bn of transitional CRD IV CET1 capital and £402bn RWAs. This is calculated as CET1 capital as adjusted for the transitional relief (£49.6bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£6.5bn), Deferred tax asset (£0.9bn), Debit valuation adjustment (£0.1bn), Expected losses over impairment (£1.4bn) and Excess minority interest (£0.2bn), partially offset by removal of AFS gain (£0.6bn) and the defined benefit pension adjustment (£0.4bn)
b	The PRA transitional capital is based on guidance provided in policy statement PS7/13 on strengthening capital standards published in December 2013.
c	As at 31 December 2014, Barclays’ fully loaded Tier 1 capital was £46,020m, and the fully loaded Tier 1 ratio was 11.5%. Fully loaded total regulatory capital was £61,763m and the fully loaded total capital ratio was 15.4%. The fully-loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and after assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

| 155

Movement in fully loaded Common Equity Tier 1 (CET1) Capital

2014
£m

Opening balance as at 1 January	40,387

Profit for the period	76
Movement in own credit	58
Movement in dividends	(1,228)

Retained regulatory capital generated from earnings	(1,094)

Movement in reserves – net impact of share awards	706
Movement in available for sale reserves	414
Movement in currency translation reserves	560
Movement in retirement benefits	205
Other reserves movements	(329)

Movement in other qualifying reserves	1,556

Minority interests	(11)
Additional value adjustments (PVA)	280
Goodwill and intangible assets	(509)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(35)
Negative amounts resulting from the calculation of expected loss amounts	334
Other regulatory adjustments	74
Direct and indirect holdings by an institution of own CET1 instruments	471

Movement in regulatory adjustments and deductions	604

Closing balance as at 31 December	41,453

¡	Fully loaded CRD IV CET1 ratio increased significantly in the period to 10.3% (2013: 9.1%) reflecting an increase in CET1 capital of £1.1bn to £41.5bn, after absorbing £3.3bn of adjusting items, and a £40.6bn decrease in RWAs to £402bn. The improvement reflects progress made in execution of the Group strategy and good progress towards the 2016 Transform target of in excess of 11%.

¡	Material movements in CET1 capital included:

–	A £1.2bn decrease recognised for dividends paid and foreseen;

–	A £0.6bn increase due to movements in the currency translation reserve primarily driven by the strengthening of USD against GBP;

–	A £0.4bn increase due to gains in the available for sale reserve; and

–	A £0.6bn increase due to lower regulatory adjustments and deductions, with decreased deductions of £0.5bn for holdings of own CET1 instruments, £0.3bn for expected loss over impairments and £0.3bn for PVA, partially offset by a £0.5bn increase in the deduction for goodwill and intangible assets. The reduction in PVA results principally from the £0.9bn adjustment to the balance sheet valuation of the ESHLA portfolio at year end, which reduces the PVA relating to that portfolio.

¡	Transitional total capital decreased by £0.1bn to £66.3bn largely due to capital redemptions in the period of €1bn non-cumulative callable preference shares and €1bn of callable fixed/floating rate subordinated notes (T2 capital). These decreases were partially offset by the increase in fully loaded CET1 capital and a T2 capital issuance of $1.25bn of fixed rate subordinated notes.

156 |

Risk review Risk performance Funding risk – Capital

Risk weighted assets (RWAs) by risk type and business

	Credit risk		Counterparty credit risk[a]		Market risk[b]		Operational risk	Total RWAs

	Std	IRB	Std	IRB	Std	IMA
As at 31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m

Personal and Corporate Banking	32,657	70,080	238	1,049	26	–	16,176	120,226
Barclaycard	15,910	18,492	–	–	–	–	5,505	39,907
Africa Banking	9,015	21,794	10	562	948	588	5,604	38,521
Investment Bank	5,773	36,829	13,739	11,781	18,179	16,480	19,621	122,402
Head Office	506	2,912	234	62	7	521	1,326	5,568

Total Core	63,861	150,107	14,221	13,454	19,160	17,589	48,232	326,624
Barclays Non-Core	10,679	19,416	3,023	18,406	2,236	13,088	8,428	75,276

Total risk weighted assets	74,540	169,523	17,244	31,860	21,396	30,677	56,660	401,900

As at 31 December 2013
Personal and Corporate Banking	30,750	71,635	174	649	57	–	15,020	118,285
Barclaycard	14,357	15,676	–	–	–	–	5,627	35,660
Africa Banking	7,435	21,807	9	529	494	935	6,837	38,046
Investment Bank	3,681	33,215	11,200	19,511	21,756	16,921	18,096	124,380
Head Office	251	7,760	411	1,747	3,612	1,356	1,089	16,226

Total Core	56,474	150,093	11,794	22,436	25,919	19,212	46,669	332,597
Barclays Non-Core	19,120	29,677	5,152	20,709	7,819	19,755	7,642	109,874

Total risk weighted assets	75,594	179,770	16,946	43,145	33,738	38,967	54,311	442,471

Movement analysis of risk weighted assets

		Counterparty		Operational
	Credit risk	credit risk[a]	Market risk[b]	risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn

As at 1 January 2014	255.4	60.1	72.7	54.3	442.5
Book size	14.4	(16.0)	(15.8)	–	(17.4)
Acquisitions and disposals	(12.9)	(0.3)	(1.3)	–	(14.5)
Book quality	(4.4)	(2.1)	1.2	–	(5.3)
Model updates	6.0	3.5	(1.0)	3.4	11.9
Methodology and policy	(10.6)	1.3	(3.6)	–	(12.9)
Foreign exchange movement[c]	(0.5)	–	–	(1.0)	(1.5)
Other	(3.4)	2.6	(0.1)	–	(0.9)

As at 31 December 2014	244.0	49.1	52.1	56.7	401.9

RWAs decreased £40.6bn to £401.9bn, driven by:

¡	Book size decreased £17.4bn driven by trading book risk reductions within the Investment Bank and BNC, partially offset by growth in loans and advances to customers in PCB and Barclaycard;

¡	Acquisitions and disposals decreased £14.5bn primarily driven by BNC disposals. The sale of the Spanish business, completed on 2 January 2015, would decrease RWAs further by £5.0bn;

¡	Book quality decreased £5.3bn due to improvements in underlying Investment Bank and PCB exposure risk profiles;

¡	Model updates increased £11.9bn, primarily driven by the implementation of a revised credit risk model for assessing the probability of counterparty default;

¡	Methodology and policy decreased £12.9bn due to regulatory changes to the treatment of high quality liquid assets; and

¡	Foreign exchange movements decreased £1.5bn due to the depreciation of ZAR and EUR against GBP, partially offset by the appreciation of USD against GBP.

Notes

a	RWAs in relation to default fund contributions are included in counterparty credit risk.
b	RWAs in relation to CVA are included in market risk.
c	Foreign exchange movement does not include foreign exchange for counterparty credit risk or market risk.

| 157

Leverage ratio requirements

The leverage exposure below has been prepared in line with the PRA’s revised Supervisory Statement SS3/13, which requires the exposure measure to be calculated on a BCBS 270 basis and Barclays to meet a 3% end point Tier 1 leverage ratio.

In January 2014, the Basel Committee finalised its revised standards (BCBS 270) for calculating the Basel III leverage ratio. The European Commission is implementing the amendments into the CRR via a delegated act which came into force from January 2015. Barclays does not believe that there is a material difference between the BCBS 270 leverage ratio and a leverage ratio calculated in accordance with the delegated act.

At 31 December 2014, Barclays’ BCBS 270 leverage ratio was 3.7%, which is in line with the expected minimum end state requirement outlined by the Financial Policy Committee (FPC).

BCBS 270 leverage ratio

Leverage exposure	As at 31.12.14 £bn	As at 30.09.14 £bn	As at 30.06.14 £bn

Accounting assets
Derivative financial instruments	440	383	333
Cash collateral	73	60	60
Reverse repurchase agreements (SFTs)	132	158	172
Loans and advances and other assets	713	765	750

Total IFRS assets	1,358	1,366	1,315

Regulatory consolidation adjustments	(8)	(8)	(8)

Derivatives adjustments
Derivatives netting	(395)	(345)	(298)
Adjustments to cash collateral	(53)	(42)	(31)
Net written credit protection	27	28	29
Potential future exposure on derivatives	179	195	195

Total derivatives adjustments	(242)	(164)	(105)

Securities financing transactions (SFTs) adjustments	25	34	56

Regulatory deductions and other adjustments	(15)	(14)	(10)
Weighted off balance sheet commitments	115	110	105

Total fully loaded leverage exposure	1,233	1,324	1,353

Fully loaded CET1 capital	41.5	42.0	40.8
Fully loaded AT1 capital	4.6	4.6	4.6

Fully loaded Tier 1 capital	46.0	46.6	45.4

Fully loaded leverage ratio	3.7%	3.5%	3.4%

¡	During Q414 leverage exposures decreased by £91bn to £1,233bn:

–	Loans and advances and other assets decreased by £52bn to £713bn primarily due to a seasonal reduction in settlement balances of £28bn, and a £13bn reduction in cash balances.

–	SFTs decreased £35bn to £157bn driven by a £26bn reduction in IFRS reverse repurchase agreements and £9bn in SFT adjustments reflecting deleveraging in BNC and a seasonal reduction in trading volumes.

–	Total derivative exposures[a] decreased £8bn due to a £16bn reduction in the potential future exposure (PFE), partially offset by an increase in IFRS derivatives and cash collateral.

PFE on derivatives decreased £16bn to £179bn mainly due to reductions in business activity and optimisations, including trade compressions and tear ups. This was partially offset by an increase relating to sold options driven by a change to the basis of calculation.

Other derivatives exposures increased £8bn to £92bn driven by an increase in IFRS derivatives of £57bn to £440bn and cash collateral £13bn to £73bn. This was broadly offset by increases in allowable derivatives netting.

Note

a	Total derivative exposures include IFRS derivative financial instruments, cash collateral and total derivatives adjustments.

158 |

Risk review Risk performance Funding risk – Capital

Economic Capital (EC) and its use as part of the ICAAP assessment (Pillar 2)

RWAs are measured based on generic regulatory capital rules that assume all financial institutions have a well diversified portfolio. An alternative approach to measure capital risk is to use an EC calculation approach that takes into consideration firm specific concentrations (e.g. sector, geography, single name), risk exposures and portfolio correlations.

EC is an internal measure of the risk profile of the bank expressed as the estimated stress loss at a 99.98% confidence level. The Group assesses capital requirements by measuring the Group’s risk profile using internally developed models. The Group assigns EC primarily within the following risk categories: credit risk, market risk, operational risk, fixed asset risk (mainly property) and pension risk.

The Group regularly reviews its EC methodology and benchmarks outputs to external reference points. The framework uses default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the EC calculation. The EC framework takes into consideration time horizon, correlation of risks and risk concentrations. EC is allocated on a consistent basis across all businesses and risk activities.

UK Firms, as part of Pillar 2 framework, are required to update annually the firm’s Internal Capital Adequacy Assessment Process (ICAAP). The information provided by the Group within the ICAAP is used by the PRA/BoE to support the regulator capital solvency review. Requirements for local ICAAPs also exist in a number of jurisdictions in which the Group operates (e.g. South Africa). The Group ICAAP is used to assess Group-wide capital adequacy to cover for all risks to which the Group is exposed.

As part of the Group ICAAP, and in line with PRA/BoE rules, the internal measure of Capital (EC) is used to support the Group’s assessment of the appropriateness of capital allocated to each risk type. EC is also used to assess capital adequacy of a number of subsidiaries (as part of Local ICAAPs). Key risks considered as part of the Group and local ICAAPs are:

¡	Pillar 1 risks (i.e. Credit, Market and Operational risk): for which capital requirements are primarily based on the Regulatory Capital framework (IRB and Standardised approaches) and calculated in line with PRA rules set out in GENPRU/BIPRU. Regulatory Capital requirements are then benchmarked against our EC calculations as part of the Group’s ICAAP assessment.

¡	Non-Pillar 1 risks: for which we have bespoke approaches that are mainly included in the EC framework. Main non-Pillar 1 risks:

–	Pension risk: the Group does not have ownership of the investments within the pension fund but rather works with the Trustees’ dedicated investment team to ensure that the risk profile is appropriate and within risk appetite.

–	Concentration risk (e.g. single name, industry, geography): managed and monitored as part of BAU, mainly through Group risk appetite framework, policy setting, monitoring, stress testing and EC framework. For EC purposes concentration risk is accounted for within each relevant risk type (mainly as part of the Wholesale Credit Risk EC calculation)

–	Interest Rate Risk in the Banking Book (IRRBB): also called Non-traded interest rate risk (included as part of Market Risk in charts below). The Group’s objective is to minimise non-traded interest rate risk and this is achieved by transferring IRRBB from the business to Group Treasury, which in turn hedges the net exposure via the Investment Bank with the external market. Limits exist to ensure no material risk is retained within any business/product area.

Spot economic capital allocation by risk type £ma, b, c	Spot economic capital allocation by business (£m) [a,b,c]

	1 Africa 2 Barclaycard 3 IB 4 PCB 5 HO (Treasury) 6 Non-Core	2014 3,000 3,950 5,800 7,450 3,700 3,000

Notes

a	Figures are rounded to the nearest £50m for presentation purposes.
b	Total period end spot economic capital requirement (including pension risk) as at 31 December 2014 stood at £30,450m (2013: £31,050m).
c	Economic capital charts exclude the economic capital calculated for pension risk (spot pension risk as at 31 December 2014 is £3,850m compared with £4,450m in 2013).

| 159

Risk performance Funding risk – Liquidity

Analysis of liquidity risk

Liquidity risk is the risk that a firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost.

This section details the Group’s liquidity risk profile and provides information on the way the Group manages that risk.

Key metrics

124% LCR

The Group strengthened its liquidity position during the year, increasing its surplus to internal and regulatory requirements

£15bn Term Issuance

The Group maintains access to stable and diverse sources of funding across customer deposits and wholesale debt

160 |

Risk review Risk performance Funding risk – Liquidity

Liquidity risk is the risk that the Group, although solvent, either does not have sufficient financial resources available to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events.

All disclosures in this section (pages 161-177) are unaudited and exclude BAGL unless otherwise stated

Overview

The Group has a comprehensive Key Risk Control Framework for Liquidity Risk (the Liquidity Framework) for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to ensure the Group maintains liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to the Group.

This section provides an analysis of the Group’s: i) liquidity risk stress testing, ii) internal and regulatory stress tests, iii) liquidity pool, iv) funding structure and funding relationships, v) wholesale funding, vi) term financing, vii) encumbrance, viii) repurchase agreements, ix) credit ratings, x) liquidity management at BAGL and xi) contractual maturity of financial assets and liabilities.

For further detail on liquidity risk governance and framework see page 103.

Summary of performance in the period

During 2014, the Group strengthened its liquidity position, building a larger surplus to its Liquidity Risk Appetite. This positions the Group well for potential rating changes as credit rating agencies assess sovereign support in Barclays Bank PLC’s credit ratings. This resulted in an increase in the Group liquidity pool to £149bn (2013: £127bn). The estimated CRD IV Liquidity Coverage Ratio (LCR) increased to 124% (2013: 96%), equivalent to a surplus of £30bn (2013: shortfall of £6bn).

The Group funding profile remains stable and well diversified. Wholesale funding outstanding (excluding repurchase agreements) was £171bn (2013: £186bn). The Group was active in wholesale unsecured, secured and debt capital markets, issuing £15bn (2013: £1bn) net of early redemptions.

Liquidity risk stress testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The key expression of the liquidity risk is through internal stress tests. It is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

Liquidity Risk Appetite

As part of the LRA, the Group runs three primary liquidity stress scenarios, aligned to the PRA’s prescribed stresses:

¡	A 90-day market-wide stress event;

¡	A 30-day Barclays-specific stress event; and

¡	A combined 30-day market-wide and Barclays-specific stress event.

Under normal market conditions, the liquidity pool is managed to be at a target of at least 100% of anticipated outflows under each of these stress scenarios. The 30-day Barclays-specific stress scenario, results in the greatest net outflows of each of the liquidity stress tests. The combined 30-day scenario assumes outflows consistent with a firm-specific stress for the first two weeks of the stress period, followed by relatively lower outflows consistent with a market-wide stress for the remainder of the stress period.

| 161

Key LRA assumptions include:

For the year ended 31 December 2014

Liquidity risk driver	Barclays specific stress

Wholesale unsecured funding	¡ Zero rollover of wholesale deposits, senior unsecured debt and conduit commercial paper
¡ Prime brokerage: 100% withdrawal of non-segregated client excess (cash and independent amount)

Wholesale secured funding	¡ Zero rollover of trades secured on less-liquid collateral
¡ Rollover of trades secured on highly-liquid collateral, subject to haircut widening

Deposit outflow	¡ Substantial deposit outflows in PCB and Barclaycard as the Group is seen as greater credit risk than competitors

Funding concentration	¡ Additional outflows recognised against concentration of providers of wholesale secured financing

Intra-day liquidity	¡ Anticipated liquidity required to support intra-day requirements at payment and settlement systems

Intra-group	¡ Anticipated liquidity required to support material subsidiaries, based on stand-alone stress tests. Excess liquidity held within certain subsidiaries not available to the wider Group

Off-balance sheet	¡ Drawdown on committed facilities based on facility type, counterparty type and counterparty creditworthiness
¡ Outflow of all collateral owed to counterparties but not yet called
¡ Collateral outflows contingent upon a multi-notch credit rating downgrade of Barclays Bank PLC
¡ Variation margin posting requirement on collateralised derivatives
¡ Increase in the Group’s initial margin requirement across all major exchange

Franchise viability	¡ Liquidity required in order to meet outflows that are non-contractual in nature but necessary in order to support the Group’s ongoing franchise (for example, market-making activities)

Cross currency risk	¡ Net liquidity flows at maturity for FX forwards and cross currency swaps evaluated at current FX rate
¡ Haircuts are applied to inflows on non-G10 FX markets to restrict reliance

Mitigating actions	¡ Monetisation of unencumbered assets that are of known liquidity value to the firm but held outside the liquidity pool (subject to haircut/valuation adjustment)

Liquidity regulation

The Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the PRA. The PRA defines both eligible liquidity pool assets and stress outflows against reported balances.

The Group also monitors its position against the CRD IV Liquidity Coverage Ratio (LCR) and the Basel III Net Stable Funding Ratio (NSFR). The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high quality liquid resources to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of at least six months and has been developed to promote a sustainable maturity structure of assets and liabilities.

In October 2014, the European Commission published a final Delegated Act for the LCR under the European CRD IV regime. The CRD IV requires phased compliance with the LCR standard from 1 October 2015 at a minimum of 60% increasing to 100% by January 2018. The methodology for estimating the LCR is based off the final published Delegated Act which becomes EU law in October 2015. The PRA released a consultation paper in November 2014 setting out the proposed new regime, requiring 80% compliance with the LCR standard from 1 October 2015.

In October 2014, the BCBS published a final standard for the NSFR with the minimum requirement to be introduced in January 2018 at 100%. The methodology for calculating the NSFR is based on an interpretation of the Basel standards published in October 2014 and includes a number of assumptions which are subject to change prior to adoption by the European Commission through the CRD IV.

Based on the CRD IV and Basel III standards respectively, as at 31 December 2014, the Group had a surplus to both of these metrics with an estimated CRD IV LCR of 124% (2013: 96%) and an estimated Basel III NSFR of 102% (2013: 94%).

162 |

Risk review Risk performance Funding risk – Liquidity

Comparing internal and regulatory liquidity stress tests

The LRA stress scenarios, the PRA ILG and the CRD IV LCR are all broadly comparable short term stress scenarios in which the adequacy of defined liquidity resources is assessed against contractual and contingent stress outflows. The PRA ILG and the CRD IV LCR stress tests provide an independent assessment of the Group’s liquidity risk profile.

Stress Test	Barclays LRA	PRA ILG	CRD IV LCR	Basel III NSFR

Time Horizon	30 – 90 days	3 months	30 days	6+ months

Calculation	Liquid assets to net cash	Liquid assets to net cash	Liquid assets to net cash	Stable funding resources
	outflows	outflows	outflows	to stable funding
requirements

As at 31 December 2014, the Group held eligible liquid assets in excess of 100% of stress requirements for all three LRA scenarios and the CRD IV LCR requirement.

Compliance with internal and regulatory stress tests

As at 31 December 2014	Barclays’ LRA (one-month Barclays- specific requirement)[a] £bn	Estimated CRD IV LCR £bn

Total eligible liquidity pool	149	153

Asset inflows	7	20

Stress outflows
Retail and commercial deposit outflows	(49)	(71)
Wholesale funding	(26)	(17)
Net secured funding	(12)	(6)
Derivatives	(7)	(10)
Contractual credit rating downgrade exposure	(13)	(13)
Drawdowns of loan commitments	(8)	(26)
Intraday	(12)	–

Total stress net cash flows	(120)	(123)

Surplus	29	30

Liquidity pool as a percentage of anticipated net cash flows	124%	124%

As at 31 December 2013	104%	96%

During 2014, the Group strengthened its liquidity position, building a larger surplus to its internal and regulatory requirements. This positions the Group well for potential rating changes as credit rating agencies assess sovereign support in Barclays Bank PLC credit ratings. The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to appropriate actions being taken with respect to sizing of the liquidity pool.

Note

a	Of the three stress scenarios monitored as part of the LRA, the 30-day Barclays-specific scenario results in the lowest ratio at 124% (2013: 104%). This compares to 135% (2013: 127%) under the 90-day market-wide scenario, and 127% (2013: 112%) under the 30-day combined scenario.

| 163

Liquidity pool

The Group liquidity pool as at 31 December 2014 was £149bn (2013: £127bn). During 2014, the month end liquidity pool ranged from £134bn to £156bn (2013: £127bn to £157bn), and the month end average balance was £145bn (2013: £144bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2014

			Liquidity pool of which CRD
			IV LCR eligible[b]
	Liquidity pool	Liquidity pool of which PRA eligible[a]	Level 1	Level 2A	2013 Liquidity
	£bn	£bn	£bn	£bn	pool

Cash and deposits with central banks[c]	37	36	34	2	43

Government bonds[d]
AAA rated	73	72	73	–	52
AA+ to AA- rated	12	11	12	–	9
Other government bonds	–	–	–	–	1

Total government bonds	85	83	85	–	62

Other
Supranational bonds and multilateral development banks	9	3	9	–	3
Agencies and agency mortgage-backed securities	11	–	5	5	10
Covered bonds (rated AA- and above)	3	–	3	–	6
Other	4	–	–	–	3

Total Other	27	3	17	5	22

Total as at 31 December 2014	149	122	136	7
Total as at 31 December 2013	127	104	109	11

The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.

Liquidity pool by currency

	USD	EUR	GBP	Other	Total
	£bn	£bn	£bn	£bn	£bn

Liquidity pool as at 31 December 2014	46	27	54	22	149
Liquidity pool as at 31 December 2013	31	32	38	26	127

Management of the Group liquidity pool

The composition of the Group liquidity pool is efficiently managed. The maintenance of the liquidity pool increases the Group’s costs as the interest expense paid on the liabilities used to fund the liquidity pool is greater than the interest income received on liquidity pool assets. This cost can be reduced by investing a greater portion of the Group liquidity pool in highly liquid assets other than cash and deposits with central banks. These assets primarily comprise highly rated government bonds, and their inclusion in the liquidity pool does not compromise the liquidity position of the Group.

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

The Group manages the liquidity pool on a centralised basis. As at 31 December 2014, 92% of the liquidity pool was located in Barclays Bank PLC (2013: 90%) and was available to meet liquidity needs across the Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

Notes

a	£122bn of the liquidity pool is PRA eligible as per BIPRU 12.7. In addition, there are £12bn of Level 2 assets available, as per PRA’s announcement in August 2013 that certain assets specified by PRA as Level 2 assets can be used on a transitional basis.
b	The LCR-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as defined by CRD IV.
c	Of which over 95% (2013: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
d	Of which over 95% (2013: over 85%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

164 |

Risk review

Risk performance

Funding risk – Liquidity

Contingent liquidity

In addition to the Group liquidity pool, the Group has access to other unencumbered assets which provide a source of contingent liquidity. While these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

In either a Barclays-specific or market-wide liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at heavily discounted prices, the Group could generate liquidity via central bank facilities. The Group maintains a significant amount of collateral pre-positioned at central banks and available to raise funding.

For more detail on the Group’s other unencumbered assets see page 169.

Funding structure and funding relationships

The basis for sound liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (both geographically and by type) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and commercial customer loans and advances are largely funded by customer deposits, with the surplus funding the liquidity pool. Other assets, together with other loans and advances, and unencumbered assets are funded by long-term wholesale debt and equity.

The majority of reverse repurchase agreements are matched by repurchase agreements. The liquidity pool is predominantly funded through wholesale markets. These funding relationships are summarised below:

Funding relationships

Assets[a]	2014 £bn	2013 £bn	Liabilities[a]	2014 £bn	2013 £bn

Loans and advances to customers[b]			Customer accounts[b]	366	368
	346	358	< 1 Year wholesale funding	75	82
Group liquidity pool	149	127	> 1 Year wholesale funding	96	103
Other assets	153	170	Equity and other liabilities	112	106
Reverse repurchase agreements and other similar secured lending[c]	271	340	Repurchase agreements and other similar secured borrowing[c]	271	340

Derivative financial instruments	439	349	Derivative financial instruments	438	345

Total assets	1,358	1,344	Total liabilities and equity	1,358	1,344

Deposit funding (including BAGL) (audited)

	2014			2013

Funding of loans and advances to customers	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
As at 31 December 2014	£bn	£bn	%	%

Personal and Corporate Banking	217	299
Barclaycard	37	7
Africa Banking	35	35
Non-Core retail	20	8

Total retail funding	309	349	89	91

Investment Bank, Non-Core wholesale and Other	119	79

Total	428	428	100	101

Notes

a	BAGL Group balances other than customer loans and advances of £35bn and customer deposits of £35bn are included in other assets and liabilities.
b	Excluding cash collateral and settlement balances.
c	Comprised of reverse repurchase agreements that provide financing to customers collateralised by liquid securities on a short-term basis or are used to settle short-term inventory positions; repo financing of trading portfolio assets and matched cash collateral and settlement balances.

| 165

PCB, Barclaycard, Non-Core (retail) and Africa Banking activities are largely funded with customer deposits. As at 31 December 2014, the loan to deposit ratio for these businesses was 89% (2013: 91%). The Group loan to deposit ratio as at 31 December 2014 was 100% (2013: 101%).

The excess of the Investment Bank’s loans and advances over customer deposits is funded with long-term debt and equity. The Investment Bank does not rely on customer deposit funding from PCB.

As at 31 December 2014, £128bn (2013: £122bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits, there were £4bn (2013: £3bn) of other liabilities insured by governments.

Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps protect against unexpected fluctuations in balances. Such accounts form a stable funding base for the Group’s operations and liquidity needs. The Group models the behaviour of both assets and liabilities to assess balance sheet funding gaps. The behavioural modelling approach reflects the forward-looking macroeconomic outlook and captures customer roll-over and optionality behaviour within a given asset or liability product. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds.

Behavioural Maturity Profile (including BAGL)

					Behavioural maturity profile cash outflow/(inflow)

As at 31 December 2014		Loans and advances to customers £bn	Customer deposits £bn	Customer funding surplus/ (deficit) £bn	Not more than one year £bn	Over one year but not more than five years £bn	More than five years £bn	Total £bn

Personal and Corporate Banking		217	299	82	19	3	60	82
Barclaycard		37	7	(30)	(10)	(10)	(10)	(30)
Africa Banking		35	35	–	2	(2)	–	–
Non-Core (Retail)		20	8	(12)	–	(2)	(10)	(12)

Total		309	349	40	11	(11)	40	40

As at 31 December 2013
Personal and Corporate Banking		213	296	83	28	(10)	65	83
Barclaycard		32	5	(27)	(8)	(8)	(11)	(27)
Africa Banking		31	28	(3)	(1)	(2)	–	(3)
Non-Core (Retail)		42	17	(25)	1	(9)	(17)	(25)

Total		318	346	28	20	(29)	37	28

Each product has an associated behavioural profile, used in funds transfer pricing. These behavioural profiles represent our forward-looking expectation of the run-off profile of the given product based upon historical experience, current customer composition, and macroeconomic projections. The relatively low cash outflow within one year demonstrates that customer funding remains broadly matched from a behavioural perspective.

Wholesale funding

Wholesale funding relationships are summarised below:

Assets	2014 £bn	2013 £bn	Liabilities				2014 £bn	2013 £bn

Trading portfolio assets	37	63	Repurchase agreements				124	196
Reverse repurchase agreements	87	133

Reverse repurchase agreements	45	53	Trading portfolio liabilities				45	53

Derivative financial instruments	440	350	Derivative financial instruments				439	347

Liquidity pool	109	96	Less than 1 year wholesale debt				75	82
Other assets[a]	122	146	Greater than 1 year wholesale debt and equity				157	164

Repurchase agreements fund reverse repurchase agreements and trading portfolio assets. Trading portfolio liabilities are settled by the remainder of reverse repurchase agreements (see Note 19 Offsetting financial assets and financial liabilities for further detail on netting).

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

Wholesale debt, along with the surplus of customer deposits to loans and advances to customers, is used to fund the liquidity pool. Term wholesale debt and equity largely fund other assets.

Note

a	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks funded by greater than one-year wholesale debt and equity.

166 |

Risk review

Risk performance

Funding risk – Liquidity

Composition of wholesale funding

The Group maintains access to a variety of sources of wholesale funds in major currencies, including those available from term investors across a number of distribution channels and geographies, money markets, and repo markets. The Group has direct access to US, European and Asian capital markets through its global investment banking operations and long-term investors through its clients worldwide, and is an active participant in money markets. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

As at 31 December 2014, total wholesale funding outstanding (excluding repurchase agreements) was £171bn (2013: £186bn). £75bn (2013: £82bn) of wholesale funding matures in less than one year, of which £22bn (2013: £23bn)a relates to term funding. £96bn (2013: £104bn) of wholesale funding had a residual maturity of over one year.

As at 31 December 2014, outstanding wholesale funding comprised £33bn (2013: £35bn) of secured funding and £138bn (2013: £151bn) of unsecured funding.

In preparation for a Single Point of Entry resolution model, the Group has started to issue debt capital and term senior unsecured funding out of Barclays PLC, the holding company. The Group expects to refinance most debt capital and term senior unsecured debt out of Barclays PLC over time.

Maturity profile of wholesale funding[b]

	Not more than one month £bn	Over one month but not more than three months £bn	Over three months but not more than six months £bn	Over six months but not more than nine months £bn	Over nine months but not more than one year £bn	Sub-total less than one year £bn	Over one year but not more than two years £bn	Over two years but not more than five years £bn	More than five years £bn	Total £bn

Barclays PLC
Senior unsecured (Public benchmark)	–	–	–	–	–	–	–	1.3	0.8	2.1
Subordinated liabilities	–	–	–	–	–	–	–	–	0.8	0.8

Barclays Bank PLC

Deposits from banks	9.2	5.7	0.9	0.5	0.3	16.6	0.2	0.1	0.2	17.1
Certificates of deposit and commercial paper	0.8	5.6	7.8	6.0	4.0	24.2	0.6	2.0	0.6	27.4
Asset backed commercial paper	1.0	4.4	0.2	–	–	5.6	–	–	–	5.6
Senior unsecured (Public benchmark)	–	2.0	0.7	1.1	–	3.8	2.7	7.9	5.1	19.5
Senior unsecured (Privately placed)[c]	0.6	1.8	3.3	3.8	2.0	11.5	7.2	13.3	12.6	44.6
Covered bonds/ABS	2.7	2.0	0.7	1.6	0.2	7.2	2.2	7.5	6.0	22.9
Subordinated liabilities	–	0.1	–	–	–	0.1	–	2.9	16.7	19.7
Other[d]	2.5	1.6	0.8	0.5	1.0	6.4	1.1	1.6	2.6	11.7

Total as at 31 December 2014	16.8	23.2	14.4	13.5	7.5	75.4	14.0	36.6	45.4	171.4

Of which secured	5.3	7.8	1.7	1.9	0.3	17.0	2.7	7.6	6.0	33.3
Of which unsecured	11.5	15.4	12.7	11.6	7.2	58.4	11.3	29.0	39.4	138.1

Total as at 31 December 2013	20.3	24.0	15.5	15.9	6.3	82.0	27.1	33.8	42.6	185.5

Of which secured	4.6	3.7	1.4	3.5	0.7	13.9	7.3	6.5	7.2	34.9
Of which unsecured	15.7	20.3	14.1	12.4	5.6	68.1	19.8	27.3	35.4	150.6

Outstanding wholesale funding includes £45bn (2013: £50bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £74bn (2013: £45bn).

The average maturity of wholesale funding net of the liquidity pool was at least 105 months (2013: 69 months).

Notes

a	Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than one year.
b	The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England’s Funding for Lending Scheme. Included within deposits from banks are £1bn of liabilities drawn in the European Central Bank’s 3 year LTRO.
c	Includes structured notes of £35bn, £9bn of which mature within one year.
d	Primarily comprised of fair value deposits (£5bn) and secured financing of physical gold (£5bn).

| 167

Currency composition of wholesale debt

As at 31 December 2014, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding

	USD %	EUR %	GBP %	Other %

Deposits from banks	20	28	46	6
Certificates of deposits and commercial paper	45	44	10	1
Asset backed commercial paper	89	8	3	–
Senior unsecured	39	30	12	19
Covered bonds/ABS	26	47	27	–
Subordinated liabilities	40	19	41	–

Total as at 31 December 2014	35	32	25	8

Total as at 31 December 2013	35	36	19	10

To manage cross-currency refinancing risk the Group manages to foreign exchange cash flow limits, which limit risk at specific maturities. Across wholesale funding, the composition of wholesale funding is materially unchanged.

Term financing

The Group issued £15bn (2013: £1bn) of term funding net of early redemptions during 2014. In addition, the Group raised £6bn through participation in the Bank of England’s Funding for Lending Scheme. The Group has £23bn of term debt maturing in 2015 and £13bn maturing in 2016a.

The Group expects to continue issuing public wholesale debt in 2015, in order to maintain a stable and diverse funding base by type, currency and distribution channel.

Encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Barclays funds a portion of trading portfolio assets and other securities via repurchase agreements and other similar borrowing, and pledges a portion of customer loans and advances as collateral in securitisation, covered bond and other similar secured structures. Barclays monitors the mix of secured and unsecured funding sources within the Group’s funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations.

As at 31 December 2014, £208bn (2013: £202bn) of the Group’s assets were encumbered, which primarily related to firm financing of trading portfolio assets and other securities, cash collateral and secured funding against loans and advances to customers. Encumbered assets have been identified in a manner consistent with the Group’s reporting requirements under European Capital Requirements Regulation (CRR). Securities and commodities assets are considered encumbered when they have been pledged or used to secure, collateralise or credit enhance a transaction which impacts their transferability and free use. The 2013 balances have been revised to align with the CRR reporting.

In addition, £313bn (2013: £356bn) of the total £396bn (2013: £428bn) securities accepted as collateral, and held off-balance sheet, were on-pledged, the significant majority of which related to matched-book activity where reverse repurchase agreements and off balance sheet stock borrows are matched by repurchase agreements and off balance sheet stock loans entered into to facilitate client activity. The remainder primarily relates to reverse repurchases used to settle trading portfolio liabilities, stock lending or other similar secured borrowing as well as collateral posted against derivatives margin requirements.

As at 31 December 2014, £333bn (2013: £331bn) of assets were identified as readily available. These consist of on and off-balance sheet assets that have not been identified as encumbered and are in transferable form. They include cash and securities held in the Group liquidity pool as well as additional unencumbered assets which provide a source of contingent liquidity. While these additional assets are not relied upon to meet the Group’s liquidity stress testing requirements, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale. Loans and advances to customers are only classified as readily available if they are already in a form such that they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles and collateral pre-positioned at central banks and available for use in secured financing transactions.

As at 31 December 2014, £212bn (2013: £217bn) of assets were identified as available as collateral. These assets are not subject to any restrictions on their ability to secure funding, be offered as collateral, or sold to reduce potential future funding requirements, but are not immediately available in the normal course of business in their current form. They primarily consist of loans and advances a proportion of which would be suitable for use in secured funding structures but are conservatively classified as not readily available because they are not currently in transferable form.

Not available collateral consist of assets that cannot be pledged or used as security for funding due to restrictions that prevent their pledge or use as security for funding in the normal course of business.

Derivatives and reverse repurchase agreement assets relate specifically to reverse repurchase agreements, derivatives and other similar secured lending. These are shown separately as these on-balance sheet assets cannot be pledged. However, these assets can give rise to the receipt of non-cash assets which are not recognised on the balance sheet, but can be used to raise secured funding or meet additional funding requirements.

Note

a	Includes £1bn of bilateral secured funding in 2015 and £1bn in 2016.

168 |

Risk review

Risk performance

Funding risk – Liquidity

Asset encumbrance

		Encumbered assets	Unencumbered assets		Unencumbered – cannot be pledged as collateral

On-balance sheet As at 31 December 2014	Assets[a] £bn	Assets pledged as collateral £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and reverse repurchase agreements £bn

Cash and balances at central banks	37.8	–	37.8	–	–	–
Trading portfolio assets	111.9	50.7	61.2	–	–	–
Financial assets at fair value	34.2	2.3	3.5	20.7	2.5	5.2
Derivative financial instruments	438.6	–	–	–	–	438.6
Loans and advances – banks[b]	19.5	–	8.6	9.2	1.7	–
Loans and advances – customers[b]	311.1	67.3	71.4	172.4	–	–
Cash collateral and settlement balances	103.4	72.6	–	–	30.8	–
Available for sale financial investments	82.0	9.3	70.0	0.5	2.2	–
Reverse repurchase agreements	131.7	–	–	–	–	131.7
Non current assets held for sale	15.6	6.0	0.2	8.9	0.5	–
Other assets	18.8	–	–	–	18.8	–

Total on-balance sheet	1,304.6	208.2	252.7	211.7	56.5	575.5

Off-balance sheet

			Unencumbered assets		Unencumbered – cannot be pledged as collateral

	Collateral received £bn	Collateral received of which on-pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn

Fair value of securities accepted as collateral	395.7	313.0	79.9	–	2.8

Total unencumbered collateral			332.6	211.7	59.3

Notes

a	The amounts included in the table are for the Group excluding BAGL. The assets relating to BAGL amount to £55.4bn (2013: £53bn), of which nil are encumbered assets (2013: nil). Securities received as collateral by BAGL of £0.7bn have also been excluded (2013: £0.7bn).
b	Excluding cash collateral and settlement balances.

| 169

Asset encumbrance

		Encumbered assets	Unencumbered assets		Unencumbered – cannot be pledged as collateral

On-balance sheet As at 31 December 2013	Assets[a] £bn	Assets pledged as collateral £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and reverse repurchase agreements £bn

Cash and balances at central banks	43.8	–	43.8	–	–	–
Trading portfolio assets	130.6	69.9	60.7	–	–	–
Financial assets at fair value	36.6	0.6	8.8	21.0	0.9	5.3
Derivative financial instruments	348.7	–	–	–	–	348.7
Loans and advances – banks[b]	16.6	–	5.6	4.0	7.0	–
Loans and advances – customers[b]	324.7	66.8	66.1	191.8	–	–
Cash collateral and settlement balances	96.7	56.0	–	–	40.7	–
Available for sale financial investments	86.8	9.1	73.9	0.5	3.3	–
Reverse repurchase agreements	186.8	–	–	–	–	186.8
Other financial assets	20.2	–	–	–	20.2	–

Total on-balance sheet	1,291.5	202.4	258.9	217.3	72.1	540.8

Off-balance sheet

			Unencumbered assets		Unencumbered – cannot be pledged as collateral

	Collateral received £bn	Collateral received of which on-pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn

Fair value of securities accepted as collateral	428.3	356.0	72.3	–	1.5

Total unencumbered collateral			331.2	217.3	73.6

Notes

a	The amounts included in the table are for the Group excluding BAGL. The assets relating to BAGL amount to £55.4bn (2013: £53bn), of which nil are encumbered assets (2013: nil). Securities received as collateral by BAGL of £0.7bn have also been excluded (2013: £0.7bn).
b	Excluding cash collateral and settlement balances.

170 |

Risk review

Risk performance

Funding risk – Liquidity

Repurchase agreements and reverse repurchase agreements

The Group enters into repurchase and other similar secured borrowing agreements to finance its trading portfolio assets. The majority of reverse repurchase agreements are matched by offsetting repurchase agreements entered into to facilitate client activity. The remainder are used to settle trading portfolio liabilities.

Due to the high quality of collateral provided against secured financing transactions, the liquidity risk associated with this activity is significantly lower than unsecured financing transactions. Nonetheless, the Group manages to gross and net secured mismatch limits to limit refinancing risk under a severe stress scenario and a portion of the Group’s liquidity pool is held against stress outflows on these positions. The Group secured mismatch limits are calibrated based on market capacity, liquidity characteristics of the collateral and risk appetite of the Group.

The cash value of repurchase and reverse repurchase transactions will typically differ from the market value of the collateral against which these transactions are secured by an amount referred to as a haircut (or over-collateralisation). Typical haircut levels vary depending on the quality of the collateral that underlies these transactions. For transactions secured against highly liquid collaterala, lenders demand relatively small haircuts (typically ranging from 0-2%). For transactions secured against less liquid collateral, haircuts vary by asset class (typically ranging from 5-10% for corporate bonds and other less liquid collateral).

As at 31 December 2014, the significant majority of repurchase activity related to matched-book activity. The Group may face refinancing risk on the net maturity mismatch for matched-book activity. 66% (2013: 76%) of matched-book activity is against highly liquid collateral. Where less liquid collateral is used, net repurchase refinancing requirements are managed to longer tenors.

Net matched-book activity[a,b]

Negative number represents net repurchase agreement (net liability) As at 31 December 2014	Less than one month £bn	One month to three months £bn	Over three months £bn

Highly liquid	(8.9)	6.3	2.6
Less liquid	10.0	(2.2)	(7.8)

Total	1.1	4.1	(5.2)

As at 31 December 2013
Highly liquid	(8.9)	2.3	6.6
Less liquid	4.3	(0.1)	(4.2)

Total	(4.6)	2.2	2.4

The residual repurchase agreement activity is the firm-financing component and reflects the Group funding of a portion of its trading portfolio assets. The primary risk related to firm-financing activity is the inability to roll-over transactions as they mature. However, 54% (2013: 63%) of firm-financing activity was secured against highly liquid assets, and the weighted average maturity of firm-financing activity secured against less liquid assets was 56 days (2013: 69 days).

Firm-financing repurchase agreements[a,b]

As at 31 December 2014	Less than one month £bn	One month to three months £bn	Over three months £bn	Total £bn

Highly liquid	33.4	4.1	2.2	39.7
Less liquid	19.0	6.6	8.0	33.6

Total	52.4	10.7	10.2	73.3

As at 31st December 2013
Highly liquid	42.8	7.9	2.9	53.6
Less liquid	20.7	2.9	7.8	31.4

Total	63.5	10.8	10.7	85.0

Notes

a	Highly liquid assets include government bonds, agency securities and agency mortgage-backed securities. Less liquid assets include asset-backed securities, corporate bonds, equities and other.
b	Includes collateral swaps.

| 171

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, we also subscribe to independent credit rating agency reviews by Standard & Poor’s, Moody’s, Fitch and DBRS. These ratings assess the creditworthiness of the Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance.

Credit ratings[a] As at 31 December 2014	Standard & Poor’s	Moody’s	Fitch	DBRS

Barclays Bank PLC
Long-term	A (Negative)	A2 (Negative)	A (Stable)	AA (Low) (Stable)
Short-term	A-1	P-1	F1	R-1 (mid) (Stable)
Stand-alone rating	bbb+	C- (Stable)	a	A (high) (Stable)

Barclays PLC
Long-term	A- (Negative)	A3 (Negative)	A (Stable)	n/a
Short-term	A-2	P-2	F1	n/a

The credit ratings of most financial institutions, including Barclays benefit from sovereign support notches to reflect the historic propensity for governments to support systemically important banks. As regulation has evolved, credit rating agencies have communicated their intention to remove part or all of this support over time.

In line with this intent, on 3 February 2015, S&P took action to remove the government support notches from certain UK and Swiss bank non-operating holding companies, including Barclays PLC, the holding company of Barclays Bank PLC. This resulted in a downgrade of Barclays PLC by two notches to BBB/A-2 with stable outlook as they believe the prospect of extraordinary government support to its senior creditors is now unlikely. S&P also placed the long-term and short-term ratings of most UK, German and Austrian bank operating companies, including Barclays Bank PLC (A/A-1) and its subsidiaries and branches, the counterparties for customer and client relationships on ‘Credit Watch with negative implications’ as they assess how the legislative bail-in powers may operate for bank operating companies in practice.

A credit rating downgrade could result in contractual outflows to meet collateral requirements on existing contracts. Outflows related to a multiple-notch credit rating downgrade are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in increased costs or reduced capacity to raise funding.

The table below shows contractual collateral requirements following one- and two-notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Contractual credit rating downgrade exposure (cumulative cash flow)

	Cumulative cash outflow
As at 31 December 2014	One-notch downgrade £bn	Two-notch downgrade £bn

Securitisation derivatives	5	6
Contingent liabilities	8	8
Derivatives margining	–	1
Liquidity facilities	1	2

Total contractual funding or margin requirements	14	17

As at 31 December 2013
Securitisation derivatives	7	8
Contingent liabilities	6	6
Derivatives margining	–	1
Liquidity facilities	1	2

Total contractual funding or margin requirements	14	17

Note

a	Refers to Standard & Poor’s Stand-Alone Credit Profile (SACP), Moody’s Bank Financial Strength Ratio (BFSR)/Baseline Credit Assessment (BCA), Fitch Viability Rating (VR) and DBRS Intrinsic Assessment (IA).

172 |

Risk review

Risk performance

Funding risk – Liquidity

Liquidity management at BAGL Group (audited)

Liquidity risk is managed separately at BAGL Group due to local currency, funding and regulatory requirements.

In addition to the Group liquidity pool, as at 31 December 2014, BAGL Group held £7bn (2013: £4bn) of liquidity pool assets against BAGL-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills.

The BAGL loan to deposit ratio as at 31 December 2014 was 102% (2013: 103%).

As at 31 December 2014, BAGL had £9bn of wholesale funding outstanding (2013: £9bn), of which £5bn matures in less than 12 months (2013: £6bn).

Additional information on liquidity management at BAGL can be found in the Barclays Africa Group Annual Report.

Contractual maturity of financial assets and liabilities (audited)

The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the ‘on demand’ column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in other assets and other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment.

| 173

Contractual maturity of financial assets and liabilities (including BAGL) (audited)

As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	39,466	229	–	–	–	–	–	–	–	–	39,695
Items in the course of collection from other banks	828	382	–	–	–	–	–	–	–	–	1,210
Trading portfolio assets	114,717	–	–	–	–	–	–	–	–	–	114,717
Financial assets designated at fair value	5,732	3,139	1,540	797	602	2,696	1,322	1,253	1,038	18,538	36,657
Derivative financial instruments	438,270	26	6	8	7	204	274	443	439	232	439,909
Loans and advances to banks	5,875	31,138	3,236	225	944	404	233	20	36	–	42,111
Loans and advances to customers	24,607	99,208	9,225	6,900	9,241	35,477	24,653	48,486	54,168	115,802	427,767
Reverse repurchase agreements and other similar secured lending	144	117,977	9,857	2,013	941	28	116	109	22	546	131,753
Available for sale financial investments	513	1,324	2,045	3,576	844	10,804	16,705	10,107	23,683	16,465	86,066
Other financial assets	–	1,469	–	–	–	176	–	–	–	–	1,645

Total financial assets	630,152	254,892	25,909	13,519	12,579	49,789	43,303	60,418	79,386	151,583	1,321,530

Other assets[a]											36,376

Total assets											1,357,906

Liabilities
Deposits from banks	7,978	48,155	1,041	504	298	187	95	69	57	6	58,390
Items in the course of collection due to other banks	1,177	–	–	–	–	–	–	–	–	–	1,177
Customer accounts	317,449	86,626	7,284	5,442	3,245	4,208	494	1,219	713	1,024	427,704
Repurchase agreements and other similar secured borrowing	40	111,766	7,175	2,847	1,989	119	116	–	427	–	124,479
Trading portfolio liabilities	45,124	–	–	–	–	–	–	–	–	–	45,124
Financial liabilities designated at fair value	665	6,554	3,493	4,056	3,244	7,015	5,524	9,573	6,174	8,851	55,149
Derivative financial instruments	438,623	29	7	12	5	62	69	78	268	167	439,320
Debt securities in issue	10	19,075	11,146	9,712	4,791	7,568	10,560	10,350	11,376	1,511	86,099
Subordinated liabilities	–	235	48	15	–	37	1,259	1,947	10,938	6,674	21,153
Other financial liabilities	–	3,060	–	–	–	815	–	–	–	–	3,875

Total financial liabilities	811,066	275,500	30,194	22,588	13,572	20,011	18,117	23,236	29,953	18,233	1,262,470

Other liabilities[a]											29,478

Total liabilities											1,291,948

Cumulative liquidity gap	(180,914)	(201,522)	(205,807)	(214,876)	(215,869)	(186,091)	(160,905)	(123,723)	(74,290)	59,060	65,958

Note

a	Other assets include balances of £15,574m and Other liabilities include balances of £13,115m relating to amounts held for sale mainly in respect of the Spanish business. Please refer to Note 45 for details.

174 |

Risk review

Risk performance

Funding risk – Liquidity

Contractual maturity of financial assets and liabilities (including BAGL) (audited)

As at 31 December 2013	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	38,602	7,085	–	–	–	–	–	–	–	–	45,687
Items in the course of collection from other banks	894	388	–	–	–	–	–	–	–	–	1,282
Trading portfolio assets	133,069	–	–	–	–	–	–	–	–	–	133,069
Financial assets designated at fair value	1,029	12,743	654	853	415	2,270	673	1,410	1,035	16,280	37,362
Derivative financial instruments	347,555	368	163	88	32	283	480	294	545	492	350,300
Loans and advances to banks	6,558	29,267	973	538	588	295	370	109	63	661	39,422
Loans and advances to customers	30,422	95,977	7,058	7,459	8,450	30,144	27,201	45,699	60,537	121,290	434,237
Reverse repurchase agreements and other similar secured lending	21	172,401	9,119	2,335	2,583	107	–	130	–	83	186,779
Available for sale financial investments	632	2,633	3,186	2,115	5,722	9,755	14,366	14,767	24,433	14,147	91,756
Other financial assets	–	1,693	–	–	–	305	–	–	–	–	1,998

Total financial assets	558,782	322,555	21,153	13,388	17,790	43,159	43,090	62,409	86,613	152,953	1,321,892

Other assets[a]											21,736

Total assets											1,343,628

Liabilities
Deposits from banks	7,005	41,412	738	1,112	426	4,658	111	137	–	16	55,615
Items in the course of collection due to other banks	1,037	322	–	–	–	–	–	–	–	–	1,359
Customer accounts	293,708	106,969	8,708	5,928	6,308	3,436	1,587	2,237	1,869	1,248	431,998
Repurchase agreements and other similar secured borrowing	76	189,401	4,371	556	914	1,378	17	35	–	–	196,748
Trading portfolio liabilities	53,464	–	–	–	–	–	–	–	–	–	53,464
Financial liabilities designated at fair value	636	8,215	5,257	4,712	3,425	11,107	6,527	10,138	6,678	6,396	63,091
Derivative financial instruments	345,845	11	11	13	6	48	157	208	583	236	347,118
Debt securities in issue	72	22,233	10,553	10,812	3,486	11,786	6,705	8,350	10,657	2,039	86,693
Subordinated liabilities	–	327	20	177	–	281	6	3,225	10,581	7,078	21,695
Other financial liabilities	–	3,471	–	–	–	1,478	–	–	–	–	4,949

Total financial liabilities	701,843	372,361	29,658	23,310	14,565	34,172	15,110	24,330	30,368	17,013	1,262,730

Other liabilities[a]											16,949

Total liabilities											1,279,679

Cumulative liquidity gap	(143,061)	(192,867)	(201,372)	(211,294)	(208,069)	(199,082)	(171,102)	(133,023)	(76,778)	59,162	63,948

Note

a	Other assets include balances of £15,574m and Other liabilities include balances of £13,115m relating to amounts held for sale mainly in respect of the Spanish business. Please refer to Note 45 for details.

| 175

Expected maturity dates do not differ significantly from the contract dates, except for:

¡	Trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies;

¡	Retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type (see Behavioural maturity profile on page 166); and

¡	Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

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

Contractual maturity of financial liabilities – undiscounted (including BAGL) (audited)

As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Deposits from banks	7,978	48,155	1,042	804	287	75	62	29	58,432
Items in the course of collection due to other banks	1,177	–	–	–	–	–	–	–	1,177
Customer accounts	317,449	86,659	7,364	8,854	4,851	1,399	1,046	2,218	429,840
Repurchase agreements and other similar secured lending	40	111,769	7,178	4,837	236	–	428	–	124,488
Trading portfolio liabilities	45,124	–	–	–	–	–	–	–	45,124
Financial liabilities designated at fair value	665	6,561	3,508	7,378	12,854	10,285	7,170	14,273	62,694
Derivative financial instruments	438,623	30	7	17	137	85	314	341	439,554
Debt securities in issue	10	19,481	11,406	14,952	19,416	11,352	12,075	2,760	91,452
Subordinated liabilities	–	380	324	171	1,403	4,339	11,218	6,683	24,518
Other financial liabilities	–	3,060	–	–	815	–	–	–	3,875

Total financial liabilities	811,066	276,095	30,829	37,013	39,999	27,535	32,313	26,304	1,281,154

As at 31 December 2013
Deposits from banks	7,005	41,966	739	999	4,832	124	–	70	55,735
Items in the course of collection due to other banks	1,037	333	–	–	–	–	–	–	1,370
Customer accounts	293,708	107,056	8,747	12,316	5,317	2,858	2,576	2,501	435,079
Repurchase agreements and other similar secured lending	76	189,401	4,375	1,470	1,395	36	–	–	196,753
Trading portfolio liabilities	53,464	–	–	–	–	–	–	–	53,464
Financial liabilities designated at fair value	636	8,259	5,115	8,285	18,128	10,909	7,978	12,799	72,109
Derivative financial instruments	345,845	12	13	20	219	231	716	530	347,586
Debt securities in issue	72	22,741	10,793	14,799	19,562	9,630	11,638	3,175	92,410
Subordinated liabilities	–	631	404	433	2,154	4,928	11,974	7,143	27,667
Other financial liabilities	–	3,471	–	–	1,478	–	–	–	4,949

Total financial liabilities	701,843	373,870	30,186	38,322	53,085	28,716	34,882	26,218	1,287,122

176 |

Risk review

Risk performance

Funding risk – Liquidity

Maturity analysis of off-balance sheet commitments received (including BAGL)[a]

As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Guarantees, letters of credit and credit insurance	6,571	60	37	38	39	152	138	203	65	–	7,303
Forward starting repos	–	10,778	–	–	–	–	–	–	–	–	10,778

Total off balance sheet commitments received	6,571	10,838	37	38	39	152	138	203	65	–	18,081

As at 31 December 2013
Guarantees, letters of credit and credit insurance	10,114	46	46	45	45	174	168	302	154	–	11,094
Forward starting repos	–	14,334	–	–	–	–	–	–	–	–	14,334

Total off balance sheet commitments received	10,114	14,380	46	45	45	174	168	302	154	–	25,428

Maturity analysis of off-balance sheet commitments given (including BAGL) (audited)[a]

As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Contingent liabilities	17,304	1,770	352	162	102	410	55	83	1,037	49	21,324
Documentary credits and other short term trade related transactions	869	75	13	–	19	115	–	–	–	–	1,091
Forward Starting reverse repo		13,735	–	121	–	–	–	–	–	–	13,856
Standby facilities, credit lines and other commitments	262,540	4,045	1,722	844	646	3,638	877	1,846	137	20	276,315

Total off balance sheet commitments given	280,713	19,625	2,087	1,127	767	4,163	932	1,929	1,174	69	312,586

As at 31 December 2013
Contingent liabilities	17,873	630	437	233	283	558	478	138	208	346	21,184
Documentary credits and other short term trade related transactions	504	84	62	7	35	88	–	–	–	–	780
Forward Starting reverse repo	–	19,936	–	–	–	–	–	–	–	–	19,936
Standby facilities, credit lines and other commitments	247,045	1,922	203	620	1,100	1,332	777	1,405	397	54	254,855

Total off balance sheet commitments given	265,422	22,572	702	860	1,418	1,978	1,255	1,543	605	400	296,755

Note

a	The presentation of the tables for off balance sheet commitments received and given has been enhanced in line with the Enhanced Disclosure Taskforce recommendations.

| 177

Risk performance

Operational risk

Analysis of operational risk

Operational risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.

This section provides an analysis of the Group’s operational risk profile, including events which have had a significant impact in 2014

Improvements despite material historic litigation issues

£1,270m

of charges for PPI provisions

£1,250m

of charges for the ongoing investigations and litigation relating to Foreign Exchange

85%

of the Group’s net reportable operational risk events had a loss value of £50,000 or less

75%

of events are due to external fraud

Reduction in the number of recorded incidents occuring during the period.

For the purposes of risk reporting, conduct remediation provisions have been included within this operational risk section.

Conduct risk is a separate principal risk and is covered more fully on pages 180 and 181.

178 |

Risk review

Risk performance

Operational risk

Operational risk is defined as any instance where there is a potential or actual impact to the Group resulting from inadequate or failed internal processes, people, systems, or from an external event. The impacts to the Group can be financial, including losses or an unexpected financial gain, as well as non-financial such as customer detriment, reputational or regulatory consequences.

All disclosures in this section (page 179) are unaudited unless otherwise stated

Overview

Operational risks are inherent in all the Group’s business activities and are typical of any large enterprise. It is not cost-effective to attempt to eliminate all operational risks and in any event it would not be possible to do so. Small losses from operational risks are expected to occur and are accepted as part of the normal course of business. More material losses are less frequent and the Group seeks to reduce the likelihood of these in accordance with its risk appetite.

The Operational Principal Risk comprises the following Key Risks: cyber security risk, external suppliers, financial reporting, fraud, information, legal, payments, people, premises and security, taxation, technology and transaction operations. For definitions of these key risks see page 104. In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational key risks listed above to cover areas included within conduct risk.

This section provides an analysis of the Group’s operational risk profile, including events which have had a significant impact in 2014.

Summary of performance in the period

During 2014a, there was a reduction in total operational risk losses. Total number of recorded incidents fell due to a reduction in the number of significant loss events for external fraud and execution delivery and process management.

Operational risk events by risk category

% of total risk events by count

Operational risk losses in 2014 were materially comprised of further provisions for PPI (£1,270m)  and a provision for ongoing investigations and litigation relating to Foreign Exchange (£1,250m).

Operational risk profile

Within operational risk a high proportion of risk events have a low associated financial cost and a very small proportion of operational risk events will have a material impact on the financial results of the Group. In 2014 85.3% of the Group’s net reportable operational risk events had a loss value of £50,000 or less (2013: 81.8%) and accounted for only 1.6% (2013: 1.8%) of the Group’s total net loss impact.

The analysis below presents the Group’s operational risk events by category:

¡	The proportion of losses by amount within the clients, products and business practices category remains the driver of the operational risk profile at 95.1% (2013: 85.2%) and is heavily impacted by provisions for PPI, and the ongoing investigations and litigation into Foreign Exchange.

¡	Execution, delivery and process management impacts reduced to 2.9% (2013: 10.3%). These events are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis. These are often fully or partially recovered, resulting in low value net losses.

¡	External fraud (75.0%) is the category with the highest frequency of events where high volume, low value events are also consistent with industry experience, driven by debit and credit card fraud. The proportion of events of this type has increased although the actual volume has in fact decreased; this is due to the greater reduction in the volume of execution, delivery and process management events.

The Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review from the Operational Risk & Control Committee. External fraud and technology are highlighted as key operational risk exposures. External fraud has increased driven by the higher number of fraud events, particularly in credit card portfolios, and business growth, whereas for technology there is an ongoing programme of work to improve controls, through efficiency and automation, and a focus on infrastructure resilience. Cyber security risk continues to be an area of attention given the increasing sophistication and scope of potential cyber-attack. Risks to technology and cyber security change rapidly and require continued focus and investment.

For further information see Risk Management section (pages 104-105).

Operational risk events by risk category

% of total risk events by value

Note

a	During 2014 the Group moved its operational risk reporting of events to align with the financial impact of the event rather than being based on date of sign-off in the system of record. 2013 figures have been re-stated on this basis and due to timing difference between date of financial impact and recording of events some movement of prior year events will be expected.

| 179

Risk review

Risk performance

Conduct and reputation risk

Analysis of conduct and reputation risk

Conduct Risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays because of inappropriate judgement in the execution of our business activities.

Reputation Risk is the risk of damage to Barclays’ brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.

This section details Barclays’ conduct and reputation risk profile and provides information on the key 2014 risk events and risk mitigation actions Barclays has taken. These risks were deemed Principal Risks in 2013 to increase management focus and strengthen governance.

5.3/10 on the Conduct Reputation

Balanced Scorecard Measure

Driven by:

¡	Focussing on conduct and reputation to ensure we provide suitable products and services for customers and clients

¡	Embedding conduct risk in our strategy setting and decision making processes

¡	Improving our focus on customer outcomes and putting customers and market integrity at the heart of our business

¡	Learning lessons from the past and attempting to improve management of conduct risk in the future

180 |

Risk review

Risk performance

Conduct and reputation risk

Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays because of inappropriate judgement in the execution of our business activities.

All disclosures in this section (page 181) are unaudited unless otherwise stated

Conduct risk

Doing the right thing in the right way and providing suitable products and services for customers and clients is central to Barclays’ wider strategy of being the Go-To bank. Barclays is committed to Group-wide changes to business practices, governance and mindset and behaviours so that good customer outcomes and protecting market integrity are integral to the way Barclays operates.

As part of the Transform initiatives, the Conduct Risk Programme has been leading this change across the Group. Conduct Risk was re-categorised as a Principal Risk in 2013 and is supported by seven Key Risk Frameworks (KRF) which were issued during 2014. The KRF articulate expectations for achieving good customer outcomes and protecting market integrity.

Summary of performance in the period

Conduct risk management continues to mature as businesses become more adept at considering potential conduct risks within their existing business models and as part of strategy development. Throughout 2014 conduct risks were raised by businesses for consideration by the Board Conduct, Operational and Reputation Risk Committee (BCORR). These include conduct risks associated with business growth strategies, the expansion of digital propositions, increasing cyber crime and the restructure of the bank, including exiting markets and migrating customers. BCORR has reviewed the risks raised and whether the management actions proposed are appropriate to ensure conduct risks were effectively managed. The Committee also reviewed the nature and scope of the conduct risk training provided to staff and its suitability for supporting the cultural change Barclays is undertaking.

In 2014, all businesses undertook conduct risk assessments to evaluate how strategy and business models could generate conduct risks for customers and markets and to identify actions that should be taken.

Increasing the awareness of all staff of the importance of good customer outcomes and protecting market integrity has been a priority. During 2014, over 95% of Barclays staff successfully completed e-learning and there have been a number of business specific training and awareness events.

As a result of increased awareness and early consideration of conduct risk in the business, a number of actions have been taken to improve customer outcomes including:

¡	Outcomes for clients impacted by the creation of BNC;

¡	The overdraft charges on UK current accounts have been revised, with increased clarity on terms and pricing, providing customers with greater control over their borrowing and a reduction in Barclays’ revenues from unauthorised borrowing;

¡	A new UK mortgage product was not launched because of potential conduct risks; and

¡	A fixed-rate lending product was created for SME customers; this was a simplified product with transparent risks and benefits and fair pricing, including appropriate controls on marketing and sales.

Whilst the above actions seek to reduce the future levels of conduct risk where appropriate, Barclays is also looking to put things right with regard to its historic transactions with customers. During 2014 Barclays incepted redress programmes for customers including:

¡	Remediating customers where paperwork was not correct under the Consumer Credit Act;

¡	Barclays will be apologising and making refunds to some business customers, where a fixed interest rate was charged beyond the set fixed rate period, where this fixed rate exceeded the floating rate that customers could have been charged; and

¡	A redress agreement with Affinion International Ltd and 11 banks and card issuers, including Barclays, to compensate customers for issues identified with the way that a feature of the card security product was sold to customers. Notifications to affected customers commenced in January 2015.

The Group continued to incur the significant costs of conduct matters and additional charges of £1,513m were recognised for customer redress including £1,270m for the cost of PPI remediation. Barclays also continues to be party to litigation and regulatory actions involving claimants who consider that inappropriate conduct by the Group has caused damage. Investigations in respect of various conduct issues related to FX remain ongoing and related class actions have been filed in US Courts. As at 31 December 2014 a provision of £1,250m has been recognised for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange. Details in respect of the status of such investigations and related litigation matters are included in the Legal, Competition and Regulatory Matters note on page 275. Resolution of these matters remains a necessary and important part of delivering the Group’s strategy, but there are early signs that we are driving better outcomes for customers from a more thoughtful consideration of our customers’ needs.

Conduct Reputation measure

To aid monitoring progress in the management of conduct, a ‘Conduct Reputation’ measure is included within the Balance Scorecard. The conduct measure is developed through a conduct and reputation survey, undertaken by YouGov, across a range of respondents including business and political stakeholders, the media, NGOs, charities and other opinion formers across key geographies (UK, Europe, Africa, the US and Asia). Barclays’ 2014 mean score remained stable at 5.3 (2013: 5.2) with minor improvement in all five components of the Index (which are: delivering value for money for customers/clients; can be trusted; treat staff well at all levels of the business; have high quality products and services; and operate openly and transparently). Progress towards the 2018 target of 6.5 is slower than desired as the impact of legacy issues act as a drag on the benefit of actions to improve management of conduct.

| 181

Reputation risk is defined as damage to Barclays’ brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.

All disclosures in this section (pages 182-183) are unaudited unless otherwise stated

Reputation risk

Through the Transform initiative, Barclays has developed formal governance and standards around reputation risk to ensure that the Group is able to manage and mitigate related risks proactively and on an informed basis.

The Reputation Key Risk Framework outlines the processes and actions required of the business. These include regular and forward looking reviews of current and emerging reputation risks so that a topical and comprehensive reputation risk profile of the organisation can be maintained. The external reputation environment is monitored via “horizon scanning” and validated via stakeholder dialogue conducted across a broad range of opinion formers. This process identifies priority themes and issues that stakeholders consider are impacting, or are likely to impact, the reputation of Barclays and our peers.

Summary of performance in the period

The following key themes were consistently identified during the 2014 horizon scanning and stakeholder dialogue and were reported to the Group Reputation Committee.

Litigation, investigations and culture change

Ongoing concerns about incidences of past conduct, corporate culture and litigation and regulatory investigations in the banking sector

Failure to act in accordance with rules and regulations, has a cumulative damaging impact on Barclays’ and the banking sector’s reputation and licence to operate. Barclays’ brand continues to be adversely affected by new and ongoing investigations into instances of past conduct. These reinforce negative stakeholder perceptions and impair the Bank’s ability to rebuild trust. They also detract from the positive impact achieved by transformative work across the bank to deliver cultural and behavioural change.

Living Barclays’ values is at the heart of this transformation. It is critical to the success of the Transform plan that stakeholders are confident that Barclays’ acts with honesty and integrity. Where there is wrongdoing on the part of individuals, the values require remedial action to be quickly and decisively taken and, when there is a case to answer with regulators, responsibility and sanctions are accepted and lessons are learnt.

During 2014, following investigations:

¡	The Group was fined by the FCA for breaches of its rules in relation to certain systems and controls relating to the Gold Fixing

¡	Barclays was fined for breaching rules governing the protection of clients’ custody assets

¡	Several banks have reached settlements with the FCA and the US Commodity Futures Trading Commission (CFTC) with respect to Foreign Exchange trading. The Group is continuing to engage with our regulators and authorities with the objective of achieving a resolution in due course

Transparency

A demand for greater transparency and openness in bank decision-making generally

Operating openly and transparently is widely acknowledged as one of the most important reputation drivers for business. The Group is committed to being an open and transparent organisation and continues to work towards this long-term goal. The following examples demonstrate steps taken in 2014:

¡	The Balanced Scorecard approach was cascaded down throughout the organisation. It is integral to how individual and business performance is assessed and rewarded and the Group reports on progress annually so that stakeholders can hold the bank to account

¡	Barclays published a Country Snapshot Report in response to the Europe-wide CRD IV requirement to disclose 2013 turnover and employee numbers for all countries of operation. Barclays also adopted early the additional requirements to publish data on profit, tax paid and subsidies received in each country alongside a brief explanation of the business undertaken

¡	To aid transparency in the Group’s engagement with policymakers, responses to government consultations and associated position papers are now published on the Group website

¡	Barclays fully implemented the Enhanced Disclosure Task Force (EDTF) 32 recommendations for improving bank risk disclosures

¡	Barclays won the inaugural Building Public Trust Award for corporate governance. The Building Public Trust Awards were created by PwC and the judges considered the Group’s reporting combined technical excellence with an unusual level of insight and described openly how governance is being applied to previously problematic areas

Remuneration

Ongoing concerns around executive remuneration

Remuneration levels continued to be a source of reputation risk in 2014 from the broader banking sector and Barclays’ own perspectives. The Group is committed to paying at levels required to attract and retain good people, while not paying more than we judge to be necessary, and to delivering a greater share of income generated to shareholders. See the Remuneration Report (page 46) for further information.

Climate change

Concerns that the finance sector should take more account of climate change impacts (positive and negative) in investment and lending decisions

The impact of climate change is an important long-term environmental and societal issue of widespread public, political and corporate concern. It is a source of risk, including reputational risk, evidenced by the interest of a range of stakeholder groups in the environmental and social risk criteria considered by banks when providing financial services to environmentally sensitive clients and sectors.

Banks also play a pivotal role in enabling the flow of capital towards climate change mitigation and adaptation. Green Bonds continued to grow as a way of financing environmental projects and during 2014 Barclays:

¡	Was a signatory to the Green Bond Principles and also launched the Green Bond Index in partnership with MSCI Inc

¡	Has been an active underwriter on a variety of Green Bond transactions for corporate, supranational and municipal issuers

¡	Has supported the sector by committing to invest a minimum of £1bn in Green Bonds by November 2015 to form part of our liquid asset buffer

182 |

Risk review

Risk performance

Conduct and reputation risk

Reputation tracking

In 2013 the Group commissioned YouGov, an independent market research agency, to undertake a broad ranging and comprehensive global corporate reputation tracking study. This survey generates a number of key ‘dashboard measures’ for the Group of which favourability (towards named banks) is the primary measure. Understanding of the Group’s reputation is used in wide-ranging applications from supporting corporate communications planning to measuring performance in key areas and benchmarking the Group’s reputation against peers. The surveys are conducted with critical opinion formers (including politicians, media, business and NGOs) across key geographies (UK, Europe, Africa, the US and Asia).

Favourability towards Barclays:

Barclays favourability score 2013/2014

(Source: YouGov Barclays’ reputation tracker)

Mean score

Operates openly and transparently

| 183

Risk review

Supervision and regulation

Supervision of the Group

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business. These apply to business operations, affect financial returns, include reserve and reporting requirements, and prudential and conduct of business regulations. These requirements are set by the relevant central banks and regulatory authorities that authorise, regulate and supervise the Group in the jurisdictions in which it operates. The requirements reflect global standards developed by, amongst others, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions. They also reflect requirements imposed directly by, or derived from, EU legislation.

In the UK, the Bank of England has responsibility for monitoring the UK financial system as a whole. The day-to-day regulation and supervision of the Group is divided between the Prudential Regulation Authority (PRA) – which is established as part of the Bank of England – and the Financial Conduct Authority (FCA).

In addition, the Financial Policy Committee (FPC) of the Bank of England has significant influence on the prudential requirements that may be imposed on the banking system through powers of direction and recommendation. The FPC has direction powers over sectoral capital requirements which it can set in relation to exposures to specific sectors judged to pose a risk to the financial system as a whole. The government has also proposed to make the FPC responsible for the Basel III countercyclical capital buffer, introduced in the EU under the Capital Requirements Directive and Regulation (collectively known as CRD IV).

The Financial Services and Markets Act 2000 (as amended)(FSMA) remains the principal statute under which financial institutions are regulated in the UK. Barclays Bank PLC is authorised under FSMA to carry on a range of regulated activities within the UK. It is also authorised and subject to solo and consolidated prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA.

In its role as supervisor, the PRA seeks to maintain the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers and the financial system. The PRA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

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

Global regulatory developments

The regulatory change generated by the financial crisis is having and will continue to have a substantial impact on all financial institutions. Regulatory change is being pursued at a number of levels; globally notably through the G20, Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), regionally through the European Union and nationally, especially in the UK and US. Further changes to prudential requirements and further refinements to the definitions of capital and liquid assets may affect the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. Similarly, increased requirements in relation to capital markets activities and to market conduct requirements may affect the Group’s planned activities and could increase costs and thereby contribute to adverse impacts on the Group’s earnings.

The programme of reform of the global regulatory framework that was agreed by G20 Heads of Government in April 2009 has continued to be taken forward during 2014.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme in relation to the financial services industry. It has focused particularly on the risks posed by systemically important financial institutions. In 2011, G20 Heads of Government adopted FSB proposals to reform the regulation of globally systematically important financial institutions (G-SIFIs). A key element of this programme is that G-SIFIs should be capable of being resolved without recourse to taxpayer support. Barclays has been designated a G-SIFI by the FSB. G-SIFIs will be subject to a number of requirements, including additional loss absorption capacity above that required by Basel III standards (see below). The surcharges rise in increments from 1% to 2.5% of risk-weighted assets (with an empty category of 3.5% for institutions that increase the extent of the systemic risk they pose which is intended to discourage institutions from developing their business in a way that heightens their systemic nature). This additional buffer must be met with common equity.

In its November 2014 list of G-SIFIs, the FSB confirmed Barclays position in a category that will require it to meet a 2% surcharge. The additional loss absorbency requirements will apply to those financial institutions identified in November 2014 as globally systemically important and will be phased in starting from January 2016, with full implementation by January 2019. G-SIFIs must also meet the higher supervisory expectations for data aggregation capabilities by January 2016. In the EU the requirements for a systemic risk buffer will be implemented through the CRD.

The BCBS issued the final guidelines on Basel III capital and liquidity standards in June 2011, with revisions to counterparty credit risk in July and November 2011. Regulatory liquidity revisions were agreed in January 2013 to the definitions of high quality liquid assets and net cash outflows for the purpose of calculating the Liquidity Coverage Ratio, as well as establishing a timetable for phasing-in the standard from January 2016. Amendments to the Basel III leverage ratio and liquidity frameworks were issued in January 2014. The requirements of Basel III as a whole are subject to a number of transitional provisions that run to the end of 2018. The Group is, however, primarily subject to the EU’s implementation of the Basel III standard through CRD IV (see below).

The BCBS also maintains a number of active workstreams that will affect the Group. These include a fundamental review of the trading book where a second consultation on enhanced capital standards was issued in October 2013 and further work on large exposures. The Committee also continues to focus on the consistency of risk weighting of assets and explaining the variations between banks. The final standard for measuring and controlling large exposures were published by the Basel Committee in April 2014 to take effect in 2019. Also in April 2014, the Basel Committee published the final standard for calculating regulatory capital for banks’ exposure to central counterparties (CCPs). In conjunction with the International Organization of Securities Commissions, the BCBS issued enhanced standards for margin requirements for non-centrally cleared derivatives in September 2013. The BCBS also issued risk management guidelines related to anti-money laundering and terrorist financing in January 2014. In October 2014, the BCBS published a consultation on a revised standardised approach for measuring operational risk.

In November 2014 the FSB issued a consultative document which set out its proposals to enhance the loss-absorbing capacity of global systemically important banks (GSIBs), such that there is sufficient loss absorbing and recapitalisation capacity available in resolution to implement an orderly resolution which minimises the impact on financial stability, ensures the continuity of critical functions and avoids exposing taxpayers to losses. The FSB proposes to achieve this by setting a new minimum requirement for “total loss absorbing capacity” (TLAC). A specific minimum amount of TLAC of between 16% and 20% of a GSIB’s risk-weighted assets and at least twice the Basel III Tier 1 leverage ratio would have to be met. The proposal states that GSIBs will not be expected to meet TLAC requirements before 1 January 2019. Comments on the consultative document were due in February 2015, and the FSB is expected to finalize its proposal in 2015.

184 |

Risk review

Supervision and regulation

Also in November 2014 Barclays adhered to a protocol which was developed by the International Swaps and Derivatives Association (ISDA) in coordination with the FSB to support cross-border resolution and reduce systemic risk. By adhering to this protocol Barclays is able, in ISDA Master Agreements and related credit support agreements entered into with other adherents, to opt in to different resolution regimes such that cross-default and direct default rights that would otherwise arise under the terms of such agreements would be stayed temporarily (and in some circumstances overridden) on the resolution of one of the parties.

European Union developments

The EU continues to develop its regulatory structure in response to the financial and Eurozone crises. At the December 2012 meeting of EU Finance Ministers it was agreed to establish a single supervisory mechanism within the Eurozone. The European Central Bank (ECB) has had responsibility for the supervision of the most significant credit institutions, financial holding companies or mixed financial holding companies within the Eurozone since November 2014. The ECB may extend its supervision to institutions of significant relevance that have established subsidiaries in more than one participating member state and with significant cross-border assets or liabilities.

Notwithstanding the new responsibilities of the ECB, the European Banking Authority (EBA), along with the other European Supervisory Authorities, remains charged with the development of a single rulebook for the EU as a whole and with enhancing co-operation between national supervisory authorities. The European Securities Markets Authority (ESMA) has a similar role in relation to the capital markets and to banks and other firms doing investment and capital markets business. The progressive reduction of national discretion on the part of national regulatory authorities within the EU may lead to the elimination of prudential arrangements that have been agreed with those authorities. This may serve to increase or decrease the amount of capital and other resources that the Group is required to hold. The overall effect is not clear and may only become evident over a number of years. The EBA and ESMA each have the power to mediate between and override national authorities under certain circumstances. Responsibility for day to day supervision remains with national authorities and for banks, like the Group, that are incorporated in countries that will not participate in the single supervisory mechanism, is expected to remain so.

Basel III and (from 2016) the capital surcharge for systemic institutions have been implemented in the EU by CRD IV. The provisions of CRD IV either entered into force automatically on, or had to be implemented in member states by, 1 January 2014. Much of the ongoing implementation is expected to be done through binding technical standards being developed by the EBA, that are intended to ensure a harmonised application of rules through the EU which are still largely in the process of being developed and adopted.

A significant addition to the EU legislative framework for financial institutions has been the Bank Recovery and Resolution Directive (BRRD) which establishes a framework for the recovery and resolution of EU credit institutions and investment firms. The BRRD is intended to implement many of the requirements of the FSB’s “Key Attributes of Effective Resolution Regimes for Financial Institutions”. The BRRD was formally passed into EU law in April 2014. All of the provisions of the BRRD had to be implemented in the law of EU Member States by 1 January 2015 except for those relating to bail-in which will have to be implemented in Member States by 1 January 2016.

As implemented, the BRRD gives resolution authorities powers to intervene in and resolve a financial institution that is no longer viable, including through the transfers of business and, when implemented in relevant member states, creditor financed recapitalisation (bail-in within resolution) that allocates losses to shareholders and unsecured and uninsured creditors in their order of seniority, at a regulator determined point of non-viability that may precede insolvency. The concept of bail-in will affect the rights of senior unsecured creditors subject to any bail-in in the event of a resolution of a failing bank.

The BRRD also stipulates that firms will need a minimum percentage of liabilities in a form that allows them to be subject to bail-in (which will have to be co-ordinated with the FSB’s TLAC proposals mentioned above). The BRRD also requires the development of recovery and resolution plans at group and firm level. The BRRD sets out a harmonised set of resolution tools across the EU, including the power to impose a temporary stay on the rights of creditors to terminate, accelerate or close out contracts. There are also significant funding implications for financial institutions, which include the establishment of pre-funded resolution funds of 1% of covered deposits to be built up over 10 years, although the proposal also envisages that national deposit guarantee schemes may be able to fulfil this function (see directly below).

The Directive on Deposit Guarantee Schemes was recast and replaced by a new directive which has been in force since July 2014. The directive provides that national deposit guarantee schemes should be pre-funded, with the funds to be raised over a number of years. This would be a significant change for UK banks where levies are currently raised as needed after failure. The funds of national deposit guarantee scheme are to total 0.8% of the covered deposits of its members by the date 10 years after the entry into force of the recast directive.

In relation to both resolution funds and the funds required by the Directive on Deposit Guarantee Schemes, there may be scope for the UK to use the Bank Levy to meet pre-funding obligations, although whether this will happen and the manner in which this might operate remains unclear.

In October 2012, a group of experts set up by the European Commission to consider possible reform of the structure of the EU banking sector presented its report. Among other things, the group recommended the mandatory separation of proprietary trading and other high-risk trading activities from other banking activities. The European Commission issued proposals to implement these recommendations in January 2014. These proposals would apply to G-SIFIs and envisage, amongst other things: (i) a ban on proprietary trading in financial instruments and commodities; (ii) giving supervisors the power and, in certain instances, the obligation to require the transfer of other trading activities deemed to be “high risk” to separate legal trading entities within the group; and (iii) rules on the economic, legal, governance, and operational links between the separated trading entity and the rest of the banking group. Contemporaneously, the European Commission also adopted proposals to enhance the transparency of shadow banking, especially in relation to securities financing transactions. These proposals have still yet to be considered formally by the European Parliament and by the Council. Their impact, if they are adopted, remains to be determined.

The European Market Infrastructure Regulation (EMIR) has introduced new requirements to improve transparency and reduce the risks associated with the derivatives market. These requirements have come into force progressively through 2013 and 2014, although some requirements are still to be brought in. When it is fully in force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives; to report specified details of every derivative contract that they enter to a trade repository; implement new risk management standards for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. EMIR has potential operational and financial impacts on the Group, including collateral requirements. Lower capital requirements for cleared trades are only available if the central counterparty through which the trade is cleared is recognised as a ‘qualifying central counterparty’ which has been authorised or recognised under EMIR (in accordance with binding technical standards).

| 185

Risk review

Proposals to amend the Markets in Financial Instruments Directive (known as MiFID II) were agreed in January 2014. These amendments take the form of a directive and a regulation, and will affect many of the investment markets in which the Group operates and the instruments in which it trades, and how it transacts with market counterparties and other customers. Changes to the MiFID regime include the introduction of a new type of trading venue (the organised trading facility), to capture non-equity trading that falls outside the current regime. Investor protections have been strengthened, and new curbs imposed on high frequency and commodity trading. Pre-and post-trade transparency has been increased, and a new regime for third country firms introduced. The changes also include new requirements for non-discriminatory access to trading venues, central counterparties, and benchmarks, and harmonised supervisory powers and sanctions across the EU. Implementation is not expected until late 2016 and many of the provisions of MiFID II and its accompanying regulation will be implemented by means of technical standards to be drafted by ESMA. Some of the impacts on the Group will not be clear until these technical standards have been adopted.

Structural reform of banking groups

In addition to providing for the bail-in stabilisation power referred to above, the Banking Reform Act requires, amongst other things: (i) the separation of the retail and SME deposit-taking activities of UK banks in the UK and branches of UK banks in the European Economic Area (EEA) into a legally distinct, operationally separate and economically independent entity, which will not be permitted to undertake a range of activities (so called ring-fencing); (ii) the increase of the loss-absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than required under CRD IV and (iii) preference to deposits protected under the Financial Services Compensation Scheme if a bank enters insolvency.

The Banking Reform Act also implements key recommendations of the Parliamentary Commission on Banking Standards. Recommendations that have been implemented include: (i) the establishment of a reserve power for the PRA to enforce full separation of UK banks under certain circumstances; (ii) the creation of a “senior managers” regime for senior individuals in the banking and investment banking sectors to ensure better accountability for decisions made; (iii) the establishment of a criminal offence of causing a financial institution to fail; and (iv) the establishment of a regulator for payment systems.

The Banking Reform Act is primarily an enabling statute which provides HM Treasury with the requisite powers to implement the policy underlying the legislation through secondary legislation. Secondary legislation relating to the ring-fencing of banks has now been passed. Parts of the secondary legislation became effective on 1 January 2015 and the rest will come into effect on 1 January 2019 by which date UK banks will be required to be compliant with the structural reform requirements.

Regulation in the United Kingdom

Recent developments in banking law and regulation in the UK have been dominated by legislation designed to ring-fence the retail and SME deposit-taking business of large banks. The content and the impact of this legislation are outlined above. The Banking Reform Act put in place a framework for this ring-fencing and secondary legislation passed in 2014 elaborated on the operation and application of the ring-fence. It is expected that rules will be consulted on and made by the PRA and FCA during 2015 and 2016 which will further determine how ring-fenced banks will be permitted to operate.

In addition to, and complementing an EU-wide stress testing exercise conducted on a sample of EU banks by the EBA, and in response to recommendations from the FPC, the Bank of England conducted a variant of the EU-wide stress test in 2014. The ‘UK variant’ test explored particular UK macroeconomic vulnerabilities facing the UK banking system. Key parameters of the test – including the design of the UK elements of the stress scenario – were designed by the Bank of England and approved by the FPC and the PRA. Also responding to an FPC recommendation, the Bank of England and PRA have developed an approach to annual stress testing of the UK banking system and the individual institutions within it. The first such exercise took place in 2014.

Both the PRA and the FCA have continued to develop and apply a more assertive approach to supervision and the application of existing standards. This may include application of standards that either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution of matters of conduct. In December 2013, the PRA published its requirements to implement the new European capital regime, clarifying key policy issues that affect the minimum level of Common Equity Tier 1 (CET1) capital which banks need to maintain. The PRA has required banks to meet a 4.5% Pillar 1 CET1 requirement since 1 January 2015, which is up from 4% in 2014. Similarly, the required Pillar 1 Tier 1 capital ratio has been 6% since 1 January 2015, an increase from the previous level of 5.5%. The PRA has also required UK banks to bring CET1 in line with the end-point definition from 1 January 2014 rather than benefiting from transitional arrangements. Additionally, the PRA has expected eight major UK banks and building societies including Barclays, to meet a 7% CET1 capital ratio and a 3% Tier 1 leverage ratio (after taking into account adjustments to risk-weighted assets and CET1 capital deemed necessary by the PRA) since 1 January 2014, except where – as in the case for Barclays – the PRA has agreed a plan with the firm to meet the standards over a longer time frame. Barclays agreed with the PRA that it would meet this requirement by end-June 2014 at the latest and now meets this requirement.

The FCA has retained an approach to enforcement based on credible deterrence that has continued to see significant growth in the size of regulatory fines. The FCA has focused strongly on conduct risk and on customer outcomes and will continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. This may impact both the incidence of conduct costs and increase the cost of remediation. On 1 April 2014 the FCA took over the regulation of consumer credit in the UK. This is likely to lead to a regulatory regime for consumer credit which is considerably more intensive and intrusive than was the case when consumer credit was regulated by the Office of Fair Trading.

In June 2014 the Fair and Effective Markets Review was established by the Chancellor of the Exchequer. The aim of this review will be to conduct a forward-looking assessment of the way wholesale financial markets operate, and propose solutions in order to restore trust in those markets in the wake of a number of recent high profile abuses, and to influence the international debate on trading practices. In connection with the review, a consultation was launched in October 2014 examining what needs to be done to reinforce confidence in the fairness and effectiveness of the Fixed Income, Currency and Commodities markets. Representatives from the PRA, the Bank of England, the FCA and HM Treasury are taking part in the review and the final recommendations are due to be presented in June 2015.

In July 2014 the FCA consulted on new accountability mechanisms for individuals working in banks, including the introduction of a new “Senior Managers Regime” (aimed at a limited number of individuals with senior management responsibilities within a firm) and a “Certification Regime” (aimed at assessing and monitoring the fitness and propriety of a wider range of employees who could pose a risk of significant harm to the firm or any of its customers). This represents the implementation of recommendations made by the Parliamentary Committee on Banking Standards in this area.

186 |

Resolution of UK banking groups

The Banking Act 2009 (the Banking Act) provides a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK, in consultation with the PRA and HM Treasury as appropriate. Under the Banking Act the Bank of England is given powers to: (i) make share transfer instruments pursuant to which all or some of the securities issued by a UK bank may be transferred to a commercial purchaser; and (ii) the power to transfer all or some of the property, rights and liabilities of a UK bank to a commercial purchaser or a ‘bridge bank’, which is a company wholly owned by the Bank of England. In addition, under the Banking Act HM Treasury is given the power to take a bank into temporary public ownership by making one or more share transfer orders in which the transferee is a nominee of HM Treasury or a company wholly owned by HM Treasury. A share transfer instrument or share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such shares and bonds. Certain of these powers also extend to companies within the same group as a UK bank.

The Banking Act also gives the authorities powers to override events of default or termination rights that might otherwise be invoked as a result of the exercise of the resolution powers. The Banking Act powers apply regardless of any contractual restrictions and compensation that may be payable in the context of both share transfer orders and property appropriation.

The resolution powers described above have recently been supplemented with a ‘bail-in’ power introduced under the Banking Reform Act. This power allows for the cancellation or modification of one or more liabilities (with the exception of ‘excluded liabilities’). Excluded liabilities include (amongst other things): deposits protected under a deposit insurance scheme, secured liabilities (to the extent that they are secured), client assets and assets with an original maturity of less than seven days which are owed to a credit institution or investment firm. The Bank of England’s new bail-in powers were brought into force with effect from 1 January 2015. Measures specifying the minimum amount of liabilities eligible for bail-in which a bank must hold will come into effect in 2016. From 20 February 2015 UK banks and their parents will be required to include in debt instruments, issued by them under the law of a non-EEA country, terms under which the relevant creditor recognises that the liability is subject to the exercise of bail-in powers by the Bank of England. Similar terms will be required in contracts governing other liabilities of UK banks and their parents if those liabilities are governed by the law of a non-EEA country, are not excluded liabilities under the Banking Act 2009 and are issued, entered into or arise after 31 December 2015.

The Banking Act also gives the Bank of England the power to override, vary, or impose contractual obligations between a UK bank, its holding company and its group undertakings, in order to enable any transferee or successor bank to operate effectively after any of the resolution tools have been applied. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

The Financial Services Act 2010, amongst other things, requires the UK regulators to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with effective risk management. The Banking Act also amended FSMA to allow the FCA to make rules requiring firms to operate a collective consumer redress scheme to deal with cases of widespread failure by regulated firms to meet regulatory requirements, that may have created consumer detriment.

The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs. Recovery plans are designed to outline credible recovery actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. The resolution pack contains detailed information on the authorised firm in question which will be used to develop resolution strategies for that firm, assess its current level of resolvability against the strategy, and to inform work on identifying barriers to the implementation of operational resolution plans.

In addition to establishing the FPC, PRA and FCA, the Financial Services Act 2012 amongst other things clarifies responsibilities between HM Treasury and the Bank of England in the event of a financial crisis by giving the Chancellor of the Exchequer powers to direct the Bank of England where public funds are at risk and there is a serious threat to financial stability. The Financial Services Act 2012 also establishes the objectives and accountabilities of the FPC, PRA and FCA; amends the conditions which need to be met by a firm before it can be authorised; gives the FPC, PRA and FCA additional powers, including powers of direction over unregulated parent undertakings (such as Barclays PLC) where this is necessary to ensure effective consolidated supervision of the Group; and a power for the FCA to make temporary product intervention rules for a maximum period of six months, if necessary without consultation. The Financial Services Act 2013 also created a new criminal offence relating to the making of a false or misleading statement, or the creation of a false or misleading impression, in connection with the setting of a benchmark.

Compensation schemes

Banks, insurance companies and other financial institutions in the UK are subject to a single compensation scheme (the Financial Services Compensation Scheme – FSCS) which operates when an authorised firm is unable or is likely to be unable to meet claims made against it by its customers because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the EEA are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results.

Influence of European legislation

Financial regulation in the UK is to a significant degree shaped and influenced by EU legislation. This provides the structure of the European Single Market, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Barclays’ operations in Europe are authorised and regulated by a combination of both home and host regulators.

Regulation in Africa

Barclays’ operations in South Africa, including Barclays Africa Group Limited, are supervised and regulated mainly by the South African Reserve Bank (SARB), the Financial Services Board (SAFSB) as well as the Department of Trade and Industry (DTI). The SARB oversees the banking industry and follows a risk-based approach to supervision, whilst the SAFSB oversees financial services such as insurance and investment business and focuses on enhancing consumer protection and regulating market conduct. The DTI regulates consumer credit through the National Credit Act (NCA) 2005, as well as other aspects of consumer protection not regulated under the jurisdiction of the SAFSB through the Consumer Protection Act (CPA) 2008. It is intended that regulatory responsibilities in South Africa will in future be divided between the SARB which will be responsible for prudential regulation and the SAFSB will be responsible for matters of market conduct. The transition to ‘twin peaks’ regulation will commence in 2015. Barclays’ operations in other African countries are primarily supervised and regulated by the central banks in the jurisdictions where Barclays has a banking presence. In some African countries, the conduct of Barclays’ operations and the non-banking activities are also regulated by financial market authorities.

| 187

Regulation in the United States

In the United States, Barclays PLC, Barclays Bank PLC and their US subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956 (BHC Act), the USA PATRIOT Act of 2001 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA). This legislation regulates the activities of Barclays, including its US banking subsidiaries and the US branches of Barclays Bank PLC, as well as imposing prudential restrictions, such as limits on extensions of credit by the Barclays Bank PLC’s US branches and the US banking subsidiaries to a single borrower and to affiliates. The New York and Florida branches of Barclays Bank PLC are subject to extensive federal and state supervision and regulation by the Board of Governors of the Federal Reserve System (FRB) and, as applicable, the New York State Department of Financial Services and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Federal Deposit Insurance Corporation (FDIC), the Delaware Office of the State Bank Commissioner and the Consumer Financial Protection Bureau. The deposits of Barclays Bank Delaware are insured by the FDIC. Barclays Wealth Trustees (US) NA is an uninsured non-depository trust company chartered and supervised by the Office of the Comptroller of the Currency. The licensing authority of each US branch of Barclays Bank PLC has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank PLC located in the state of the office it licenses or to revoke or suspend such licence. Such circumstances generally include violations of law, unsafe business practices and insolvency.

Barclays PLC and Barclays Bank PLC are bank holding companies registered with the FRB, which exercises umbrella supervisory authority over Barclays US operations. Barclays is required to implement by July 2016 a US intermediate holding company (IHC) which will hold substantially all of Barclays’ US subsidiaries and assets (including Barclays Capital Inc. and Barclays Bank Delaware, other than Barclays’ US branches and certain other assets and subsidiaries). This IHC will also be a US bank holding company and generally regulated as such under the BHC Act. As part of this supervision, the IHC will also generally be subject to the enhanced prudential supervision requirements under the DFA as US bank holding companies of similar size, including US Basel III-based regulatory capital and leverage, liquidity stress-testing and risk management requirements. Barclays PLC and Barclays Bank PLC have each elected to be treated as a financial holding company under the BHC Act. Financial holding companies may generally engage in a broader range of financial and related activities, including underwriting and dealing in all types of securities, than are permitted to registered bank holding companies that do not maintain financial holding company status. Financial holding companies such as Barclays PLC and Barclays Bank PLC are required to meet or exceed certain capital ratios and be deemed to be ‘well managed’. Barclays Bank Delaware and Barclays Wealth Trustees (US) NA are each required to meet certain capital requirements and be deemed to be ‘well managed’. In addition, Barclays Bank Delaware must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977 (CRA). Entities ceasing to meet any of these requirements, are allotted a period of time in which to restore capital levels or the management or CRA rating. Should Barclays PLC or Barclays Bank PLC fail to meet the above requirements, during the allotted period of time they could be prohibited from engaging in new types of financial activities or making certain types of acquisitions in the US. If the capital level or rating is not restored, the Group may ultimately be required by the FRB to cease certain activities in the United States. More generally, Barclays’ US activities and operations may be subject to other requirements and restrictions by the FRB under its supervisory authority, including with respect to safety and soundness.

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

Barclays’ US securities broker/dealer, investment advisory and investment banking operations are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and self-regulatory organisations (SROs) as part of a comprehensive scheme of regulation of all aspects of the securities and commodities business under the US federal and state securities laws. Similarly, Barclays US commodity futures and options-related operations are subject to ongoing supervision and regulation by the Commodity Futures Trading Commission (CFTC), the National Futures Association and other SROs.

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

The DFA became law in July 2010. Although many of the DFA rules have been adopted and implemented, a number of rules have not yet been adopted, or have been adopted but not fully implemented. In addition, the rules that have been adopted and implemented have, for the most part, only recently become effective and their impact, in many cases, cannot yet be fully evaluated. Therefore, the full scale of the DFA’s impact on the Group continues to remain unclear. In addition, market practices and structures may change in response to the requirements of the DFA in ways that are difficult to predict but that could impact Barclays business. Nonetheless, certain provisions of the DFA are particularly likely to have a significant effect on the Group, including:

¡	Structural Reform: On 18 February 2014, the FRB issued a final rule implementing certain enhanced prudential standards of Section 165 of the DFA for certain foreign banking organisations, such as Barclays.

The rule’s specific requirements depend on the amount of assets of the foreign banking organisation both inside and outside the United States, with the most stringent requirements imposed on foreign banking organizations with over $50bn in US non-branch assets. Barclays is subject to the most stringent requirements of the rule, including the requirement to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries. The IHC will be subject to supervision and regulation by the FRB as if it were a US bank holding company of comparable size. Barclays Bank PLC’s US branches will be subject to certain separate requirements, including with respect to liquidity.

188 |

The consolidated IHC will be subject to a number of additional supervisory and prudential requirements, including: (i) FRB regulatory capital requirements and leverage limits; (ii) mandatory stress testing of capital levels by the FRB, and submission of a capital plan to the FRB; (iii) supervisory approval of, and limitations on, capital distributions by the IHC to Barclays Bank PLC; (iv) additional substantive liquidity requirements, including requirements to conduct monthly internal liquidity stress tests for the IHC (and also, separately, for Barclays Bank PLC’s US branch network), and to maintain a 30-day buffer of highly liquid assets; (v) other liquidity risk management requirements, including compliance with liquidity risk management standards established by the FRB, and maintenance of an independent function to review and evaluate regularly the adequacy and effectiveness of the liquidity risk management practices of Barclays’ combined US operations; and (vi) overall risk management requirements, including a US risk committee and a US chief risk officer.

¡	Restrictions on proprietary trading and fund-related activities: In December 2013, the relevant US regulatory agencies, including the FRB, the FDIC, the SEC, and the CFTC, finalised the rule implementing the requirements of Section 619 of the DFA – the so-called ‘Volcker Rule’. The Volcker Rule, once fully effective, will prohibit banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates from undertaking certain ‘proprietary trading’ activities (but will allow activities such as underwriting, market making and risk-mitigation hedging) and will limit the sponsorship of, and investment in, private equity funds (including non-conforming real estate and credit funds) and hedge funds, in each case broadly defined, by such entities. These restrictions are subject to certain exceptions and exemptions, including those listed above as well as exemptions applicable to transactions and investments occurring solely outside of the United States. The rule will also require Barclays to develop an extensive compliance and monitoring programme (both inside and outside of the United States), subject to various executive officer attestation requirements, addressing proprietary trading and covered fund activities, and it is therefore expected that compliance costs will increase. The final rule is highly complex and its full impact will not be known with certainty until market practices and structures develop under it. Subject entities are generally required to be in compliance with the prohibition on proprietary trading and the requirement to develop an extensive compliance program by July 2015 (with certain provisions subject to possible extensions). More specifically, in December 2014, the FRB extended the compliance period through July 2016 for investments in and relationships with covered funds that were in place prior to 31 December 2013, and indicated that it intends to further extend the compliance period through July 2017.

¡	Resolution plans: The DFA requires bank holding companies with total consolidated assets of $50bn or more to submit to the FRB and the FDIC, and regularly update, a plan for a ‘rapid and orderly’ resolution to be used if the bank holding company or any of its material subsidiaries experiences material financial distress or failure. Non-US banking organisations that are treated as bank holding companies under US law, such as Barclays, are required to submit such plans with respect to their US operations if they have more than $50bn in US non-bank assets. As required, Barclays submitted its most recent annual US resolution plan to the US regulators on 1 July 2014.
¡	Regulation of derivatives markets: Among the changes mandated by the DFA is a requirement that many types of derivatives that used to be traded in the over-the counter markets be traded on an exchange or swap execution facility and centrally cleared through a regulated clearing house. In addition, many participants in these markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’ and be subject to CFTC and SEC regulation and oversight. Barclays Bank PLC has registered as a swap dealer. Entities required to register are subject to business conduct, record-keeping and reporting requirements and will be subject to capital and margin requirements. In addition, the CFTC, pursuant to the DFA, has proposed rules on position limits on derivatives on physical commodities. Once adopted and implemented, these rules will limit the size of positions that can be held by an entity, or a group of entities under common ownership or control, in futures and over-the-counter derivatives, subject to certain exemptions. These rules could restrict trading activity, reducing trading opportunities and market liquidity, and potentially increasing the cost of hedging transactions and the volatility of the relevant markets. It is also possible that registration, execution, clearing and compliance requirements as well as other additional regulations (certain of which still are not final), and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets. Barclays Bank PLC and its subsidiaries and affiliates may be exposed to these effects whether or not these subsidiaries are required to register in the capacities described. The new regulation of the derivative markets could adversely affect the business of Barclays Bank PLC and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities.

¡	Risk retention requirements for securitisations: The US federal banking agencies were required by the DFA to develop rules whereby, subject to certain exceptions, any sponsor of an asset-backed security (ABS) transaction must retain, generally, not less than five percent of the credit risk of any asset that the sponsor, through the issuance of ABS, transfers, sells or conveys to a third party. The rule was adopted in October 2014, and becomes effective one year after publication in the federal register for residential mortgage-backed securitisations and two years after publication for all other securitisation types. It is largely in line with expectations, but will have some impact on the participation by the Group’s US operations in such transactions.

¡	Consumer Financial Protection Bureau (CFPB): The CFPB’s mission is to protect consumers of financial products including credit card and deposit customers. The CFPB has the authority to examine and take enforcement action against any US bank with over $10bn in total assets, such as Barclays Bank Delaware, with respect to its compliance with Federal laws and regulations regarding the provision of consumer financial services, and with respect to ‘unfair, deceptive or abusive acts and practices.’ The CFPB has initiated several high-profile public actions against financial companies, including major credit card issuers. Settlements of those actions have included monetary penalties, customer remediation requirements, and commitments to modify business practices.

¡	Liquidity Coverage Ratio in the US: During 2014, the US Federal bank regulatory agencies, including the FRB, issued final rules implementing the U.S. Liquidity Coverage Ratio that are generally consistent with the Basel Committee’s framework, but with certain modifications, which include accelerated transitional provisions and more stringent requirements related to both the range of assets that qualify as high-quality liquid assets, and expected cash outflow assumptions for certain types of funding. While the US Liquidity Coverage Ratio does not currently apply to Barclays or the IHC, the FRB has indicated it is considering applying the US Liquidity Coverage Ratio to the IHC in the future.

| 189

Financial review

Contents

A review of the performance of Barclays, including the key performance indicators, and our businesses’ contribution to the overall performance of the Group.

190 |

Financial review Key Performance Indicators

2016 Transform targets

On 8 May 2014, Barclays announced revised Transform targets based on the results of an updated strategic review. There are six primary 2016 targets as outlined below. Three of these targets relate to performance of the Group with regards to capital, leverage and dividends; two relate to the Core business, focusing on sustainable returns and cost management; while the final target is specific to minimising the Non-Core dilution on the Group’s return on equity (RoE). These measures formed the basis of the Key Performance Indicators (KPIs) in 2014 and are used by management in order to assess financial performance. In addition, the Group adjusted RoE and CRD IV fully loaded CET1 ratio are included as the Group Balanced Scorecard measures. For a description of certain risks that may affect Barclays’ ability to achieve the targets and commitments described below, see material existing and emerging risks on pages 84 to 91.

Group Transform targets

Definition	Why it is important and how the Group performed

CRD IV fully loaded Common Equity Tier 1 (CET1) ratio

Capital requirements are part of the regulatory framework governing how banks and depository institutions are supervised. Capital ratios express a bank’s capital as a percentage of its RWAs as defined by the PRA.

In the context of CRD IV, the fully loaded CET1 ratio is a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

The Group’s capital management objective is to maximise shareholders’ value by prudently optimising the level, mix and distribution to businesses of its capital resources while maintaining sufficient capital resources to: ensure the Group is well capitalised relative to its minimum regulatory capital requirements set by the PRA and other regulatory authorities; meet the Group’s risk appetite; and support the Group’s credit rating.

The Group’s CRD IV fully loaded CET1 ratio increased to 10.3% (2013: 9.1%) mainly driven by a £40.6bn reduction in RWAs to £402bn, demonstrating good progress on the Non-Core run-down, and capital growth to £41.5bn (2013: £40.4bn). Including the sale of the Spanish business, completed on 2 January 2015, the fully loaded CRD IV CET1 ratio would have increased to 10.5% as at 31 December 2014.

Transform target:

>11.0% CRD IV CET1 ratio on a fully loaded basis in 2016.

2014: 10.3% 2013: 9.1% 2016 Target: > 11.0%

BCBS 270 fully loaded leverage ratio

From 30 June 2014, Barclays adopted the January 2014 BCBS 270 rules for leverage exposure as the primary measure to manage leverage exposure for the Group, and ultimately derive the related leverage ratio for the Group. These rules supersede the previously recognised PRA leverage basis, with the PRA also adopting the BCBS based metric as the primary measure.

The ratio is calculated as fully loaded Tier 1 Capital divided by BCBS 270 fully loaded leverage exposure.

The leverage ratio is non-risk based and is intended to act as a supplementary measure to the risk-based capital metrics such as the CET1 ratio.

The BCBS 270 leverage ratio increased to 3.7% (30 June 2014: 3.4%), reflecting a reduction in the BCBS 270 leverage exposure of £120bn to £1,233bn and an increase in Tier 1 Capital to £46.0bn (30 June 2014: £45.4bn). Tier 1 Capital includes £4.6bn of Additional Tier 1 (AT1) securities.

Transform target:

BCBS 270 leverage ratio > 4.0% by 2016.

2014: 3.7% 2016 Target: > 4.0%

Dividend payout ratio

It is the Group’s policy to declare and pay dividends on a quarterly basis. In a normal year, there will be three equal payments in June, September and December, and a final variable payment in March.

The dividend payout ratio is the percentage of earnings paid to shareholders in dividends and is calculated as a proportion of dividends paid relative to adjusted earnings per share as determined by the Board.

The ability to pay dividends to shareholders demonstrates the financial strength of the Group.

2014 dividend per share of 6.5p (2013: 6.5p) resulted in a dividend payout ratio of 37.6% (2013: 42.5%).

Transform target:

40%-50% dividend payout ratio over time. We expect to target a 40% payout ratio in the short term as we focus on capital accretion.

Adjusted dividend per share 2014: 6.5p 2013: 6.5p 2012: 6.5p Adjusted dividend payout ratio 2014: 38% 2013: 42% 2012: 18% 2016 Target: 40%-50%

| 191

Core and Non-Core Transform targets

Definition	Why it is important and how the Group performed

Return on average shareholders’ equity (RoE)

RoE is calculated as profit for the year attributable to ordinary equity holders of the parent, divided by average shareholders’ equity for the year excluding non-controlling and other equity interests. Shareholders’ equity is made up of share capital, retained earnings and other reserves.

Adjusted RoE excludes post tax adjusting items for movements in own credit, gains on US Lehman acquisition assets, the gain on disposal of the investment in BlackRock, Inc., provisions for PPI and interest rate hedging redress, goodwill impairment, provision for ongoing investigations and litigation relating to Foreign Exchange, the loss on announced sale of the Spanish business and the Education, Social Housing and Local Authority (ESHLA) valuation revision. Average shareholders’ equity for adjusted RoE excludes the impact of own credit on retained earnings.

This measure indicates the return generated by the management of the business based on shareholders’ equity. Achieving a target RoE demonstrates the organisation’s ability to execute its strategy and align management’s interests with shareholders’. RoE lies at the heart of the Group’s capital allocation and performance management process.

Adjusted RoE for the Group increased to 5.1% (2013: 4.1%). RoE for the Core business decreased to 9.2% (2013: 11.3%), while the RoE dilution on the Group’s returns in the Non-Core business decreased to 4.1% (2013: 7.2%).

RoE for the Core business excluding costs to achieve Transform was 10.9% (2013: 12.7%).

Statutory return on average tangible shareholders’ equity decreased to (0.2%) (2013: 1.0%) primarily reflecting a £1,250m provision for ongoing investigations and litigation relating to Foreign Exchange and a £935m ESHLA valuation revision.

Transform target: deliver a return on equity for the Core business of > 12% by 2016, while reducing the Non-Core dilution on the Group’s RoE to < 3%.

Core

2014: 9.2%

2013: 11.3%

2012: 10.1%

2016 Core Target: >12%

Non-Core dilution

2014: 4.1%

2013: 7.2%

2012: 1.1%

2016 Non-Core dilution Target: < 3%

Group adjusted

2014: 5.1%

2013: 4.1%

2012: 9.0%

Group statutory

2014: (0.2)%

2013: 1.0%

2012 (1.2%)

Operating expenses excluding costs to achieve Transform

Defined as adjusted total operating expenses excluding costs to achieve Transform.

Adjusted operating expenses exclude provisions for PPI and interest rate hedging redress, provision for ongoing investigations and litigation relating to Foreign Exchange and goodwill impairment.

Barclays views operating expenses as a key strategic battleground for banks over the next decade. Those who actively manage costs and control them effectively will gain a strong competitive advantage.

Adjusted operating expenses excluding costs to achieve Transform of £1,165m (2013: £1,209m) decreased 10% to £16,904m. Operating expenses in the Core business excluding costs to achieve Transform of £953m (2013: £671m) decreased 8% to £15,105m.

Statutory operating expenses of £20,429m have decreased by 7% (2013: £21,972m).

Transform target: Core operating expenses excluding costs to achieve Transform of < £14.5bn in 2016.

Core 2014: £15,105m 2013: £16,377m 2012: £16,472m 2016 Core Target: <£14,500m Group adjusted 2014: £16,904m 2013: £18,684m 2012: £18,562m

192 |

Financial review Consolidated summary income statement

For the year ended 31 December	2014 £m	2013[a] £m	2012 £m	2011 £m	2010 £m

Continuing operations
Net interest income	12,080	11,600	11,654	12,201	12,523
Non-interest income net of claims and benefits on insurance contracts	13,648	16,296	17,707	16,312	18,526

Adjusted total income net of insurance claims	25,728	27,896	29,361	28,513	31,049
Own credit gain/(charge)	34	(220)	(4,579)	2,708	391
Gain on US Lehman acquisition assets[a]	461	259	–	–	–
ESHLA valuation revision	(935)	–	–	–	–
Gain/(loss) on disposal of BlackRock, Inc. investment	–	–	227	(58)	–
Gains on debt buy-backs	–	–	–	1,130	–

Statutory total income net of insurance claims	25,288	27,935	25,009	32,292	31,440

Adjusted credit impairment charges and other provisions	(2,168)	(3,071)	(3,340)	(3,802)	(5,672)
Impairment of BlackRock, Inc. investment	–	–	–	(1,800)	–

Statutory credit impairment charges and other provisions	(2,168)	(3,071)	(3,340)	(5,602)	(5,672)

Adjusted operating expenses	(18,069)	(19,893)	(18,562)	(19,289)	(19,794)
Provisions for PPI and interest rate hedging redress	(1,110)	(2,000)	(2,450)	(1,000)	–
Provision for ongoing investigations into foreign exchange	(1,250)	–	–	–	–
Goodwill impairment	–	(79)	–	(597)	(243)

Statutory operating expenses	(20,429)	(21,972)	(21,012)	(20,886)	(20,037)

Adjusted other net income/(expense)	11	(24)	140	60	58
Loss on announced sale of the Spanish business	(446)	–	–	–	–
(Losses)/gains on acquisitions and disposals	–	–	–	(94)	210

Statutory other net (expense)/income	(435)	(24)	140	(34)	268

Statutory profit before tax	2,256	2,868	797	5,770	5,999
Statutory taxation	(1,411)	(1,571)	(616)	(1,902)	(1,500)

Statutory profit after tax	845	1,297	181	3,868	4,499

Statutory profit/(loss) attributable to equity holders of the parent	(174)	540	(624)	2,924	3,514
Statutory profit attributable to non-controlling interests	769	757	805	944	985
Statutory profit attributable to other equity interests	250	–	–	–	–

	845	1,297	181	3,868	4,499

Selected statutory financial statistics

Basic earnings/(loss) per share	(0.7p)	3.8p	(4.8p)	22.9p	28.1p
Diluted earnings/(loss) per share	(0.7p)	3.7p	(4.8p)	21.9p	26.5p
Dividends per ordinary share	6.5p	6.5p	6.5p	6.0p	5.5p
Return on average tangible shareholders’ equity	(0.3%)	1.2%	(1.4%)	7.1%	9.0%
Return on average shareholders’ equity	(0.2%)	1.0%	(1.2%)	5.9%	7.4%

Adjusted profit before tax	5,502	4,908	7,599	5,482	5,641
Adjusted taxation	(1,704)	(1,963)	(2,159)	(1,299)	(1,370)

Adjusted profit after tax	3,798	2,945	5,440	4,183	4,271

Adjusted profit attributable to equity holders of the parent	2,779	2,188	4,635	3,239	3,286
Adjusted profit attributable to non-controlling interests	769	757	805	944	985
Adjusted profit attributable to other equity interests	250	–	–	–	–

	3,798	2,945	5,440	4,183	4,271

Selected adjusted financial statistics

Basic earnings per share	17.3p	15.3p	35.5p	25.3p	26.3p
Dividend payout ratio	38%	42%	18%	24%	21%
Return on average tangible shareholders’ equity	5.9%	4.8%	10.6%	8.1%	8.5%
Return on average shareholders’ equity	5.1%	4.1%	9.0%	6.7%	6.9%

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Note

a	2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

| 193

Financial review

Income statement commentary

2014 compared to 2013

Statutory profit before tax decreased to £2,256m (2013: £2,868m) and adjusted profit before tax increased 12% to £5,502m.

Statutory total income net of insurance claims decreased 9% to £25,288m including adjusting items for an own credit gain of £34m (2013: loss of £220m), a £461m (2013: £259m) gain on the US Lehman acquisition assets and a valuation revision of £935m (2013: £nil) relating to changes in discount rates applied in the valuation methodology of the ESHLA loan portfolio held at fair value.

Adjusted total income net of insurance claims decreased 8% to £25,728m, reflecting a 54% reduction in BNC following assets and securities run-down, and business disposals, a 12% reduction in the Investment Bank, driven by a decrease in the Markets business, particularly Macro, and a 9% reduction in Africa Banking, due to adverse currency movements, partially offset by growth in Barclaycard and PCB.

Net interest income increased 4% to £12,080m, with higher net interest income in PCB, the Investment Bank and Barclaycard, partially offset by reductions in Africa Banking, Head Office and BNC. Net interest income for PCB, Barclaycard and Africa Banking increased 4% to £11,435m driven by strong savings income growth in PCB, and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements. This resulted in a net interest margin of 4.08% (2013: 4.02%).

Credit impairment charges improved 29% to £2,168m, with a loan loss rate of 46bps (2013: 64bps). This reflected the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio, and improved performance in Europe within BNC. Within the Core business there were lower impairments in PCB due to the improving UK economic environment, particularly impacting Corporate Banking which benefitted from one-off releases and lower defaults from large UK corporate clients, and reduced impairments in the Africa Banking South Africa mortgages portfolio.

As a result, statutory net operating income for the Group decreased 7% to £23,120m. Net adjusted operating income excluding movements in own credit, the gains on US Lehman acquisition assets and the ESHLA valuation revision decreased 5% to £23,560m.

Statutory operating expenses reduced 7% to £20,429m. This includes adjusting items for an additional PPI redress provision of £1,270m, resulting in a full year net charge of £1,110m (2013: £2,000m) in relation to PPI and interest rate hedging redress, £1,250m (2013: £nil) provision for ongoing investigations and litigation relating to Foreign Exchange and goodwill impairment of £nil (2013: £79m). Adjusted operating expenses decreased 9% to £18,069m, driven by savings from Transform programmes, including a 5% reduction in headcount and currency movements. Total compensation costs decreased 8% to £8,891m, with the Investment Bank reducing 9% to £3,620m, reflecting reduced headcount, and lower deferred and current year bonus charges. Costs to achieve Transform were £1,165m (2013: £1,209m) and the UK bank levy was £462m (2013: £504m).

The statutory cost: income ratio increased to 81% (2013: 79%). The adjusted cost: income ratio excluding movements in own credit, the gains on US Lehman acquisition assets, provisions for PPI and interest rate hedging redress, the provision for ongoing investigations and litigation relating to Foreign Exchange, the ESHLA valuation revision and goodwill impairment decreased to 70% (2013: 71%).

Statutory other net expense increased to £435m (2013: £24m) including an adjusting item for a loss on the announced sale of the Spanish business of £446m, which completed on 2 January 2015. In addition, accumulated currency translation reserve losses of approximately £100m will be recognised on completion in Q115.

The tax charge was £1,411m (2013: £1,571m) on statutory profit before tax of £2,256m (2013: £2,868m), representing an effective tax rate of 62.5% (2013: 54.8%). The effective tax rate on adjusted profit before tax decreased to 31.0% (2013: 40.0%). 2013 included a charge of £440m relating to the write-down of deferred tax assets in Spain.

2013 compared to 2012

Statutory profit before tax increased to £2,868m (2012: £797m) and adjusted profit before tax decreased 35% to £4,908m:

Statutory total income net of insurance claims increased 12% to £27,935m including adjusting items for an own credit loss of £220m (2012: £4,579m), £259m (2012: £nil) gain on US Lehman acquisition assets and a gain on disposal of investment in Blackrock, Inc. of £nil (2012: £227m). Adjusted total income net of insurance claims decreased 5% to £27,896m reflecting a 29% reduction in BNC, a 6% reduction in the Investment Bank, driven by a decrease in the Markets business, particularly Macro, and a 6% reduction in Africa Banking, due to currency movements partially offset by growth in Barclaycard and PCB.

Net interest income was broadly stable at £11,600m (2012: £11,654m), with lower net interest income in BNC, Head Office and Africa Banking offset by increases in Barclaycard, the Investment Bank and PCB. Net interest income for PCB, Barclaycard and Africa Banking increased 3% to £10,967m driven by growth in customer assets, partially offset by contributions from Group structural hedging activities.

Credit impairment charges improved 8% to £3,071m, with a loan loss rate of 64bps (2012: 70bps). This reflected lower impairments in the wholesale businesses and improved arrears rates in Africa Banking, particularly on South Africa home loans. This, however, was partially offset by the non-recurrence of impairment releases in 2012 in PCB and Barclaycard, and the Edcon acquisition in Africa Banking.

As a result, statutory net operating income for the Group after impairment charges increased 15% to £24,864m. Adjusted net operating income excluding movements in own credit, the gain on US Lehman acquisition assets and the gain on disposal of investment in Blackrock Inc. decreased 5% to £24,825m.

Statutory operating expenses increased 5% to £21,972m including adjusting items for an additional PPI and interest rate hedging provision of £2,000m (2012: £2,450m) based on an updated best estimate of future redress and associated costs and goodwill impairment of £79m (2012: £nil). Adjusted operating expenses increased 7% to £19,893m, reflecting £1,209m (2012: £nil) of costs to achieve Transform, £220m provisions for litigation and regulatory penalties in Q413 in the Investment Bank, mainly relating to the US residential mortgage-related business and UK bank levy of £504m (2012: £345m).

The statutory cost: income ratio decreased to 79% (2012: 84%). The adjusted cost: income ratio excluding movements in own credit, the gain on US Lehman acquisition assets, the gain on disposal of investment in Blackrock Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment increased to 71% (2012: 63%).

The tax charge was £1,571m (2012: £616m) on statutory profit before tax of £2,868m (2012: £797m), representing a statutory effective tax rate of 54.8% (2012: 77.3%). The effective tax rate on adjusted profit before tax increased to 40.0% (2012: 28.4%), mainly due to a charge of £440m reflecting the write-down of deferred tax assets in Spain. The adjusted effective tax rate excluding the write-down was 31.0% (2012: 28.4%), which primarily reflected profits outside the UK taxed at local statutory tax rates that are higher than the UK statutory tax rates of 23.25% (2012: 24.5%) and the impact of the increase in the non-deductible UK bank levy to £504m (2012: £345m).

194 |

Financial review

Consolidated summary balance sheet

	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	39,695	45,687	86,191	106,894	97,630
Items in the course of collection from other banks	1,210	1,282	1,473	1,812	1,384
Trading portfolio assets	114,717	133,069	146,352	152,183	168,867
Financial assets designated at fair value	38,300	38,968	46,629	36,949	41,485
Derivative financial instruments	439,909	350,300	485,140	559,010	446,330
Available for sale investments	86,066	91,756	75,109	68,491	65,110
Loans and advances to banks	42,111	39,422	41,799	48,576	38,875
Loans and advances to customers	427,767	434,237	430,601	437,355	433,918
Reverse repurchase agreements and other similar secured lending	131,753	186,779	176,522	153,665	205,772
Other assets	36,378	22,128	22,535	23,745	23,972

Total assets	1,357,906	1,343,628	1,512,351	1,588,680	1,523,343

Liabilities
Deposits from banks	58,390	55,615	77,345	90,905	77,907
Items in the course of collection due to other banks	1,177	1,359	1,587	969	1,321
Customer accounts	427,704	431,998	390,828	371,806	352,122
Trading portfolio liabilities	45,124	53,464	44,794	45,887	72,693
Financial liabilities designated at fair value	56,972	64,796	78,561	87,997	97,729
Derivative financial instruments	439,320	347,118	480,987	548,944	432,313
Debt securities in issue	86,099	86,693	119,525	129,736	156,623
Subordinated liabilities	21,153	21,695	24,018	24,870	28,499
Repurchase agreements and other similar secured borrowings	124,479	196,748	217,178	207,292	225,534
Other liabilities	31,530	20,193	17,542	16,315	18,362

Total liabilities	1,291,948	1,279,679	1,452,365	1,524,721	1,463,103

Equity
Called up share capital and share premium	20,809	19,887	12,477	12,380	12,339
Other equity instruments	4,322	2,063	–	–	–
Other reserves	2,724	249	3,674	3,837	1,754
Retained earnings	31,712	33,186	34,464	38,135	34,743

Total equity excluding non-controlling interests	59,567	55,385	50,615	54,352	48,836
Non-controlling interests	6,391	8,564	9,371	9,607	11,404

Total equity	65,958	63,949	59,986	63,959	60,240

Total liabilities and equity	1,357,906	1,343,628	1,512,351	1,588,680	1,523,343

Net tangible asset value per share	285p	283p	349p	381p	346p
Net asset value per ordinary share	335p	331p	414p	446p	401p
Number of ordinary shares of Barclays PLC (in millions)	16,498	16,113	12,243	12,199	12,182

Year-end United States dollar exchange rate	1.56	1.65	1.62	1.54	1.55
Year-end Euro exchange rate	1.28	1.20	1.23	1.19	1.16
Year-end South African rand exchange rate	18.03	17.37	13.74	12.52	10.26

| 195

Financial review

Balance sheet commentary

Total assets

Total assets increased £14bn to £1,358bn.

Cash and balances at central banks and items in the course of collection from other banks decreased £6bn to £41bn, as the cash contribution to the Group liquidity pool was reduced.

Trading portfolio assets decreased £18bn to £115bn due to a reduction in debt securities and other eligible bills driven by a decrease in trading activity in the Investment Bank and exiting of positions in BNC. This was partially offset by an increase in equity securities and traded loans.

Financial assets designated at fair value decreased £1bn to £38bn reflecting decreases in equity securities, partially offset by increases in loans and advances at fair value due to fair value movements, and increased debt securities related to acquisitions.

Derivative financial instrument assets increased £90bn to £440bn, consistent with the movement in derivative financial instrument liabilities, which increased £92bn to £439bn, driven by an increase in interest rate derivatives of £78bn, reflecting a reduction in the major forward interest rates, and an increase in foreign exchange derivatives of £14bn due to strengthening of USD against major currencies.

Available for sale investments decreased £6bn to £86bn primarily driven by exiting of positions in BNC and settlements in respect of US Lehman acquisition assets.

Total loans and advances decreased £4bn to £470bn due to £7bn growth in PCB and £5bn growth in Barclaycard, offset by the £13bn reclassification of loans to other assets relating to the Spanish business which is held for sale and a £4bn decrease in BNC driven by a run-off of assets in Europe retail.

Reverse repurchase agreements and other similar secured lending decreased £55bn to £132bn primarily driven by lower matched book trading due to balance sheet deleveraging.

Total liabilities

Total liabilities increased £12bn to £1,292bn.

Deposits from banks increased £3bn to £58bn primarily driven by an £8bn increase in cash collateral due to higher derivative mark to market, offset by a £5bn decrease as a result of the reclassification of the Spanish business to other liabilities.

Customer accounts decreased £4bn to £428bn as a result of the reclassification of £8bn in relation to the Spanish business to other liabilities and £9bn reduction in settlement balances. These decreases were partially offset by a £9bn increase in cash collateral balances due to higher derivative mark to market and £5bn growth within PCB and Barclaycard.

Trading portfolio liabilities decreased £8bn to £45bn primarily due to reductions in debt securities and other eligible bills following assets and securities run-down, and business disposals. Further reductions in US treasuries and Euro bond positions were driven by client demand. These reductions were partially offset by increased equity securities.

Financial liabilities designated at fair value decreased £8bn to £57bn primarily reflecting trade maturities, buybacks and unwinding of existing notes due to reduced funding requirements.

Derivative financial instrument liabilities increased £92bn to £439bn in line with the increase in derivative financial assets.

Debt securities in issue decreased £1bn to £86bn due to the non-renewal of commercial paper, partially offset by increased issuance of certificates of deposit.

Subordinated liabilities decreased £1bn to £21bn due to redemptions of fixed and floating rate subordinated notes, Reserve Capital Instruments and Tier One Notes, partially offset by the issuance of subordinated notes and fair value hedge movements.

Repurchase agreements and other similar secured borrowings decreased £72bn to £124bn primarily driven by lower matched book trading due to balance sheet deleveraging and from lower financing requirements as a result of a decrease in long positions.

Shareholders’ equity

Total shareholders’ equity increased £2.0bn to £66.0bn.

Share capital and share premium increased by £0.9bn to £20.8bn due to the issuance of shares under employee share schemes and the Barclays PLC scrip dividend programme. Other equity instruments increased by £2.3bn to £4.3bn due to issuance of equity accounted AT1 securities to investors in exchange for the cancellation of preference shares and subordinated debt instruments.

The available for sale reserve increased £0.4bn to £0.6bn driven by £5.3bn of gains from changes in the fair value on government bonds held in the liquidity pool, partially offset by £4.1bn of losses from related hedging, and £0.6bn of net gains transferred to net profit.

The cash flow hedging reserve increased £1.5bn to £1.8bn driven by £2.7bn of gains in the fair value of interest rate swaps held for hedging purposes as forward interest rates decreased, partially offset by £0.7bn of gains transferred to net profit and £0.4bn of tax.

The currency translation reserve increased £0.6bn to a debit balance of £0.6bn largely due to the strengthening of USD against GBP.

Non-controlling interests decreased £2.2bn to £6.4bn, primarily due to a movement in preference shares. £1.5bn of Barclays Bank plc preference shares were bought back and cancelled as part of the AT1 exchange exercise. An additional £0.7bn of preference shares were redeemed on their first call date.

Net tangible asset value per share increased to 285p (2013: 283p). This increase was mainly attributable to upward movements in the cash flow hedging reserve, available for sale reserve and currency translation reserve.

Capital and indebtedness

The capital and indebtedness tables with respect to Barclays PLC and Barclays Bank PLC that are exhibited to this Annual Report on Form 20-F as Exhibits 99.1 and 99.2, respectively, are incorporated by reference into this Form 20-F.

196 |

Financial review

Analysis of results by business

All disclosures in this section are unaudited unless otherwise stated.

Segmental analysis (audited)

Analysis of adjusted results by business

	Personal and Corporate Banking	Barclaycard	Africa Banking	Investment Bank [b]	Head Office	Barclays Core	Barclays Non-Core	Group adjusted results
	£m	£m	£m	£m	£m	£m	£m	£m

For the year ended 31 December 2014
Total income net of insurance claims	8,828	4,356	3,664	7,588	242	24,678	1,050	25,728
Credit impairment charges and other provisions	(482)	(1,183)	(349)	14	–	(2,000)	(168)	(2,168)

Net operating income	8,346	3,173	3,315	7,602	242	22,678	882	23,560
Operating expenses	(5,005)	(1,727)	(2,246)	(5,633)	(123)	(14,734)	(1,708)	(16,442)
UK bank levy	(70)	(29)	(45)	(218)	(9)	(371)	(91)	(462)
Costs to achieve Transform	(400)	(118)	(51)	(374)	(10)	(953)	(212)	(1,165)
Other income/(losses)[a]	14	40	11	–	(3)	62	(51)	11

Profit/(loss) before tax from continuing operations	2,885	1,339	984	1,377	97	6,682	(1,180)	5,502

Total assets (£bn)	285.0	41.3	55.5	455.7	49.1	886.5	471.5	1,357.9

For the year ended 31 December 2013
Total income net of insurance claims	8,723	4,103	4,039	8,596	142	25,603	2,293	27,896
Credit impairment charges and other provisions	(621)	(1,096)	(479)	22	3	(2,171)	(900)	(3,071)

Net operating income	8,102	3,007	3,560	8,618	145	23,432	1,393	24,825
Operating expenses	(5,460)	(1,786)	(2,451)	(6,172)	(113)	(15,982)	(2,198)	(18,180)
UK bank levy	(66)	(22)	(42)	(236)	(29)	(395)	(109)	(504)
Costs to achieve Transform	(384)	(49)	(26)	(190)	(22)	(671)	(538)	(1,209)
Other income/(losses)[a]	41	33	8	–	4	86	(110)	(24)

Profit/(loss) before tax from continuing operations	2,233	1,183	1,049	2,020	(15)	6,470	(1,562)	4,908

Total assets (£bn)	278.5	34.4	54.9	438.0	26.6	832.4	511.2	1,343.6

For the year ended 31 December 2012
Total income net of insurance claims	8,579	3,816	4,314	9,104	341	26,154	3,207	29,361
Credit impairment charges and other provisions	(626)	(1,000)	(695)	(50)	(7)	(2,378)	(962)	(3,340)

Net operating income	7,953	2,816	3,619	9,054	334	23,776	2,245	26,021
Operating expenses	(5,456)	(1,669)	(2,584)	(6,361)	(139)	(16,209)	(2,008)	(18,217)
UK bank levy	(49)	(15)	(34)	(139)	(26)	(263)	(82)	(345)
Other income[a]	7	29	18	–	21	75	65	140

Profit before tax from continuing operations	2,455	1,161	1,019	2,554	190	7,379	220	7,599

Total assets (£bn)	215.7	32.9	64.9	398.5	148.4	860.3	651.8	1,512.4

Notes

a	Other income/(losses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b	2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. December 2013 and December 2012 US Lehman acquisition assets and RWAs of £1.6bn and £1.9bn respectively have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

| 197

Adjusted results reconciliation

		2014			2013			2012

	Group		Group	Group		Group	Group		Group
For the year ended 31 December	adjusted	Adjusting	statutory	adjusted	Adjusting	statutory	adjusted	Adjusting	statutory
	results	items	results	results	items	results	results	items	results
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total income net of insurance claims	25,728	(440)	25,288	27,896	39	27,935	29,361	(4,352)	25,009
Credit impairment charges and other provisions	(2,168)	–	(2,168)	(3,071)	–	(3,071)	(3,340)	–	(3,340)

Net operating income	23,560	(440)	23,120	24,825	39	24,864	26,021	(4,352)	21,669
Operating expenses	(16,442)	(2,360)	(18,802)	(18,180)	(2,079)	(20,259)	(18,217)	(2,450)	(20,667)
UK bank levy	(462)	–	(462)	(504)	–	(504)	(345)	–	(345)
Costs to achieve Transform	(1,165)	–	(1,165)	(1,209)	–	(1,209)	–	–	–
Other income/(losses)[a]	11	(446)	(435)	(24)	–	(24)	140	–	140

Profit/(loss) before tax from continuing operations[b]	5,502	(3,246)	2,256	4,908	(2,040)	2,868	7,599	(6,802)	797

Adjusted profit reconciliation

							2014	2013	2012
For the year ended 31 December							£m	£m	£m

Adjusted profit before tax							5,502	4,908	7,599
Own credit							34	(220)	(4,579)
Gain on disposal of BlackRock, Inc. investment							–	–	227
Goodwill impairment							–	(79)	–
Provisions for PPI and interest rate hedging redress							(1,110)	(2,000)	(2,450)
Gains on US Lehman acquisition assets							461	259	–
Provision for ongoing investigations and litigation relating to Foreign Exchange							(1,250)	–	–
Loss on announced sale of the Spanish business							(446)	–	–
ESHLA valuation revision							(935)	–	–

Statutory profit before tax							2,256	2,868	797

Income by geographic region (audited)

					Adjusted[c,d]			Statutory

				2014	2013	2012	2014	2013	2012
				£m	£m	£m	£m	£m	£m

Continuing operations
UKc				12,357	11,681	12,040	11,456	11,461	7,461
Europe				2,896	4,019	4,457	2,896	4,019	4,457
Americas[d]				5,547	6,775	7,327	6,008	7,034	7,554
Africa and Middle East				4,152	4,137	4,472	4,152	4,137	4,472
Asia				776	1,284	1,065	776	1,284	1,065

Total				25,728	27,896	29,361	25,288	27,935	25,009

Statutory income from individual countries which represent more than 5% of total income (audited)[e]

							2014	2013	2012
							£m	£m	£m

Continuing operations
UK							11,456	11,461	7,461
US							5,866	6,760	7,333
South Africa							2,915	2,884	3,700

Notes

a	Other income/(losses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b	Adjusted profit after tax excludes the post-tax impact of the provisions for PPI and interest rate hedging redress of £1,110m (2013: £2,000m, 2012: £2,450m); the gain on US Lehman acquisition assets of £461m (2013; £259m, 2012: £nil); provision for ongoing investigations and litigation relating to Foreign Exchange of £1,250m (2013: £nil, 2012: £nil), the own credit adjustment of £34m gain (2013: £270m loss, 2012: £4,579m loss), and the loss on announced sale of the Spanish business of £446m (2013: £nil, 2012: £nil); and gain on disposal of the investment in BlackRock, Inc. of £227m in 2012.
c	UK adjusted income excludes the impact of an own credit gain of £34m (2013: £220m loss; 2012: £4,579m loss) and ESHLA valuation revision of £935m (2013: £nil; 2012: £nil).
d	Americas adjusted income excludes the gains on US Lehman acquisition assets of £461m (2013: £259m; 2012: £nil) and gain on disposal of the investment in BlackRock, Inc. of £nil (2013: £nil; 2012: £227m gain).
e	Total income net of insurance claims based on counterparty location. Income from each single external customer does not amount to 10% or greater of the Group’s total income net of insurance claims.

198 |

Barclays Core

The Group’s activities have been resegmented into Core and Non-Core business units as part of the Group strategy update announced in May 2014. The Core business is the future of Barclays and consists of the following five business areas. For more information on the Non-Core business units, please see “Barclays Non-Core” on page 210.

¡	Personal and Corporate Banking (PCB) comprises personal banking, mortgages, wealth & investment management, and corporate banking. Through these businesses we serve the needs of our customers and clients in the UK and in selected international markets. Managing these businesses together helps to drive product and customer segment capabilities as well as cost synergies through platform integration and leveraging expertise, particularly within digital channels.

¡	Barclaycard is an international payments services provider for consumer and business customers including credit cards and consumer lending.

¡	The Africa Banking business is managed under three primary businesses: Retail and Business Banking (RBB); Wealth, Investment Management and Insurance (WIMI); Corporate and Investment Banking (CIB) as well as an Africa Head Office function.

¡	The Investment Bank now consists of origination-led and returns-focused markets and banking businesses.

¡	Head Office comprises head office and central support functions, businesses in transition and consolidation adjustments.

¡	More information on the Group’s strategy can be found in the Barclays PLC Annual Report 2014. This document is not incorporated by reference into this 20-F.

	2014 £m	2013 £m	2012 £m

Income statement information
Total income net of insurance claims	24,678	25,603	26,154
Credit impairment charges and other provisions	(2,000)	(2,171)	(2,378)

Net operating income	22,678	23,432	23,776

Operating expenses	(14,734)	(15,982)	(16,209)
UK bank levy	(371)	(395)	(263)
Costs to achieve Transform	(953)	(671)	–

Total operating expenses	(16,058)	(17,048)	(16,472)
Other net income	62	86	75

Profit before tax	6,682	6,470	7,379
Attributable profit	3,864	4,078	4,120

Balance sheet information

Risk weighted assets[a]	£326.6bn	£332.6bn	n/a
Average allocated tangible equity[b]	£34.6bn	£28.4bn	£33.2bn
Average allocated equity[b]	£42.3bn	£36.0bn	£40.8bn

Key facts

Number of employees (full time equivalent)	123,400	129,700	127,700

Performance measures

Return on average tangible equity[b]	11.3%	14.4%	12.4%
Return on average equity[b]	9.2%	11.3%	10.1%
Cost: income ratio	65%	67%	63%
Loan loss rate (bps)	49	55	63

Notes

a	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

200 |

Financial review Analysis of results by business

Personal and Corporate Banking

£8,828m total income

£2,885m profit before tax

2014 compared to 2013

Profit before tax increased 29% to £2,885m driven by 3% growth in Personal income, lower impairment due to the improving economic environment in the UK, and the continued reduction in operating expenses due to progress on the Transform strategy. This resulted in a 2.2% increase in return on average equity to 11.9%. In Personal, income increased £119m alongside significant cost reductions, with the net closure of 72 branches as part of ongoing branch network optimisation, as well as investment in the customer experience across multiple channels. Corporate increased both loans and deposits, and Wealth undertook a substantial reorganisation to reduce the number of target markets while simplifying operations.

Total income increased 1% to £8,828m. Personal income increased 3% to £4,159m due to balance growth and improved savings margins, partially offset by lower fee income. Corporate income was broadly in line at £3,592m (2013: £3,620m), with balance growth in both lending and deposits, offset by margin compression. Wealth income was broadly in line at £1,077m (2013: £1,063m) driven by growth in the UK business, offset by client and market exits as part of the reorganisations in the US and EU businesses, and lower fee income.

Net interest income increased 7% to £6,298m driven by lending and deposit growth and margin improvement. Net interest margin improved 9bps to 3.00% primarily due to the launch of a revised overdraft proposition, which recognises the majority of overdraft income as net interest income as opposed to fee income, and higher savings margins within Personal and Wealth. These factors were partially offset by lower Corporate deposit margins.

	2014	2013	2012
	£m	£m	£m

Income statement information
Net interest income	6,298	5,893	5,730
Net fee and commission income	2,443	2,723	2,777
Other income	87	107	72

Total income	8,828	8,723	8,579
Credit impairment charges and other provisions	(482)	(621)	(626)

Net operating income	8,346	8,102	7,953

Operating expenses	(5,005)	(5,460)	(5,456)
UK bank levy	(70)	(66)	(49)
Costs to achieve Transform	(400)	(384)	–

Total operating expenses	(5,475)	(5,910)	(5,505)
Other net income	14	41	7

Profit before tax	2,885	2,233	2,455
Attributable profit	2,058	1,681	1,703

Balance sheet information

Loans and advances to customers at amortised cost	£217.0bn	£212.2bn	£203.8bn
Total assets	£285.0bn	£278.5bn	£215.7bn
Customer deposits	£299.2bn	£295.9bn	£256.4bn
Risk weighted assets[a]	£120.2bn	£118.3bn	n/a
Average allocated tangible equity[b]	£13.1bn	£13.2bn	£11.4bn
Average allocated equity[b]	£17.5bn	£17.3bn	£15.4bn

Notes

a	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

| 201

Net fee and commission income reduced 10% to £2,443m due to the launch of the revised overdraft proposition and lower transactional income in Wealth.

Credit impairment charges improved 22% to £482m and the loan loss rate reduced 7bps to 21bps due to the improving economic environment in the UK, particularly impacting Corporate which benefited from one-off releases and lower defaults from large UK Corporate clients.

Total operating expenses reduced 7% to £5,475m reflecting savings realised from Transform programmes relating to restructuring of the branch network and technology improvements to increase automation.

Loans and advances to customers increased 2% to £217.0bn due to mortgage growth and Corporate loan growth.

Total assets increased 2% to £285.0bn driven by the growth in loans and advances to customers.

Customer deposits increased to £299.2bn (2013: £295.9bn).

RWAs increased 2% to £120.2bn primarily driven by growth in mortgage and Corporate lending.

2013 compared to 2012

Profit before tax decreased 9% to £2,233m.

Total income increased 2% to £8,723m driven by mortgage growth, the contribution from Barclays Direct (previously ING Direct UK, acquired during Q113) and UK Corporate income, partially offset by lower fee income.

Net interest income increased 3% to £5,893m driven by strong mortgage growth and the contribution from Barclays Direct.

Net fee and commission income declined 2% to £2,723m primarily due to lower fee income from Personal customers.

Credit impairment charges were broadly in line at £621m (2012: £626m) and the loan loss rate reduced 2bps to 28bps, due to lower charges against large UK Corporate clients, partially offset by the non-recurrence of provision releases in 2012 relating to unsecured lending and mortgages.

Total operating expenses increased 7% to £5,910m largely due to costs to achieve Transform of £384m (2012: £nil) and an increase in UK bank levy to £66m (2012: £49m).

	2014	2013	2012
	£m	£m	£m

Key facts

Average LTV of mortgage lending[a]	52%	56%	59%
Average LTV of new mortgage lending[a]	65%	64%	65%
Number of branches	1,488	1,560	1,593
Number of employees (full time equivalent)	45,600	50,100	50,500

Performance measures

Return on average tangible equity[b]	15.8%	12.7%	15.0%
Return on average equity[b]	11.9%	9.7%	11.1%
Cost: income ratio	62%	68%	64%
Loan loss rate (bps)	21	28	30

Notes

a	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

202 |

Financial review Analysis of results by business

Barclaycard

£4,356m total income

£1,339m profit before tax

2014 compared to 2013

Profit before tax increased 13% to £1,339m. Strong growth in 2014 was delivered through a diversified consumer and merchant business model, with customer numbers increasing to 30m (2013: 26m) and asset growth across all geographies generating a 6% increase in income. Growth has been managed on a well-controlled cost base, with the business focusing on scale through insourcing of services, consolidation of sites and digitalisation, resulting in an improvement in the cost to income ratio to 43% (2013: 45%). The business focus on risk management is reflected in stable 30-day delinquency rates and falling loan loss rates. The diversified and scaled business model has allowed the business to deliver a strong return on average equity of 16.0% (2013: 15.5%).

Total income increased 6% to £4,356m reflecting growth in the UK consumer and merchant, Germany and US businesses, partially offset by depreciation of average USD against GBP.

Net interest income increased 8% to £3,044m driven by volume growth. Net interest margin decreased to 8.75% (2013: 8.99%) due to a change in product mix and the impact of promotional offers, particularly in the US, partially offset by lower funding costs.

Net fee and commission income increased 2% to £1,286m due to growth in payment volumes.

	2014	2013	2012
	£m	£m	£m

Income statement information
Net interest income	3,044	2,829	2,632
Net fee and commission income	1,286	1,256	1,166
Other income	26	18	18

Total income	4,356	4,103	3,816
Credit impairment charges and other provisions	(1,183)	(1,096)	(1,000)

Net operating income	3,173	3,007	2,816

Operating expenses	(1,727)	(1,786)	(1,669)
UK bank levy	(29)	(22)	(15)
Costs to achieve Transform	(118)	(49)	–

Total operating expenses	(1,874)	(1,857)	(1,684)
Other net income	40	33	29

Profit before tax	1,339	1,183	1,161
Attributable profit	938	822	812

Balance sheet information

Loans and advances to customers at amortised cost	£36.6bn	£31.5bn	£28.8bn
Total assets	£41.3bn	£34.4bn	£32.9bn
Customer deposits	£7.3bn	£5.1bn	£2.7bn
Risk weighted assets[a]	£39.9bn	£35.7bn	n/a
Average allocated tangible equity[b]	£4.7bn	£4.1bn	£3.4bn
Average allocated equity[b]	£5.9bn	£5.3bn	£4.5bn

Notes

a	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

| 203

Credit impairment charges increased 8% to £1,183m due to asset growth and enhanced coverage for forbearance. Delinquency rates remained broadly stable and the loan loss rate reduced 24bps to 308bps.

Total operating expenses increased 1% to £1,874m driven by higher costs to achieve Transform of £118m (2013: £49m), partially offset by depreciation of average USD against GBP, VAT refunds and savings from Transform programmes, including insourcing of services, consolidation of sites and digitalisation.

Loans and advances to customers increased 16% to £36.6bn reflecting growth across all geographies, including the impact of promotional offers and the acquisition of portfolios in the US.

Total assets increased 20% to £41.3bn due to the increase in loans and advances to customers.

Customer deposits increased 43% to £7.3bn driven by the deposits funding strategy in the US.

RWAs increased 12% to £39.9bn primarily driven by the growth in loans and advances to customers.

2013 compared to 2012

Profit before tax increased 2% to £1,183m.

Total income increased 8% to £4,103m reflecting net lending growth. UK income, including both the consumer and merchant sides of payments, increased 4% to £2,583m reflecting net lending growth and lower funding costs. International income increased 15% to £1,520m reflecting strong growth in the US and Germany.

Net interest income increased 7% to £2,829m driven by volume growth. The impact of promotional offers and a change in product mix, with growth through the US partner portfolio, were offset by lower funding costs.

Net fee and commission income improved 8% to £1,256m due to increased payment volumes, predominantly in the US and UK.

Credit impairment charges increased 10% to £1,096m primarily driven by volume growth and non-recurrence of provision releases in 2012 with the loan loss rate remaining broadly stable at 332bps (2012: 328bps). Delinquency rates fell in the UK and US consumer cards businesses.

Total operating expenses increased 10% to £1,857m reflecting net lending growth, higher operating losses and costs to achieve Transform of £49m (2012: £nil).

	2014 £m	2013 £m	2012 £m

Key facts

30 days arrears rates – UK cards	2.5%	2.4%	2.5%
30 days arrears rates – US cards	2.1%	2.1%	2.4%
Number of employees (full time equivalent)	12,200	11,000	10,000

Performance measures

Return on average tangible equity[a]	19.9%	19.9%	23.7%
Return on average equity[a]	16.0%	15.5%	18.0%
Cost: income ratio	43%	45%	44%
Loan loss rate (bps)	308	332	328

Note

a	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

204 |

Financial review Analysis of results by business

Africa Banking

£3,664m

total income net of insurance claims

£984m

profit before tax

2014 compared to 2013

Based on average rates, the ZAR depreciated against GBP by 18% in 2014. The deterioration was a significant contributor to the movement in the reported results of Africa Banking. The discussion of business performance below is based on results on a constant currency basis unless otherwise stateda.

Profit before tax increased 13% to £984m, reflecting good growth in Corporate and Investment Banking (CIB) and Retail and Business Banking (RBB). CIB experienced strong income growth, driven by the corporate banking business outside South Africa, and improved investment banking trading performance across Africa. Continued progress was made on the RBB South Africa turnaround strategy, with increased net fee and commission income growth in the second half of the year, and Wealth, Investment Management and Insurance (WIMI) delivered strong growth outside South Africa due to expansion initiatives. On a reported basisb, profit before tax decreased 6%.

Total income net of insurance claims increased 7% to £3,664m. On a reported basis, total income net of insurance claims decreased 9%.

Net interest income increased 9% to £2,093m, primarily driven by higher average loans and advances to customers in CIB and growth in customer deposits in RBB in South Africa. Net interest margin on a reported basis increased 14bps to 5.95% following the rise in the South African benchmark interest rate and the favourable impact of higher deposit margins, partially offset by lower rates outside South Africa. On a reported basis, net interest income decreased 7%.

Net fee and commission income increased 2% to £1,086m mainly reflecting increased RBB transactions in South Africa. On a reported basis, net fee and commission income decreased 13%.

Credit impairment charges decreased 14% to £349m and on a reported basis the loan loss rate improved 35bps to 93bps, driven by reduced impairments in the South Africa mortgages portfolio and business banking, partially offset by increased impairments in the card portfolio. On a reported basis, credit impairment charges decreased 27%.

				Constant currency[b]

	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m

Income statement information
Net interest income	2,093	2,245	2,313	2,093	1,912
Net fee and commission income	1,086	1,254	1,384	1,086	1,067
Net trading income	250	260	328	250	219
Net premiums from insurance contracts	337	374	432	337	316
Other income	68	91	65	68	78

Total income	3,834	4,224	4,522	3,834	3,592
Net claims and benefits incurred under insurance contracts	(170)	(185)	(208)	(170)	(157)

Total income net of insurance claims	3,664	4,039	4,314	3,664	3,435
Credit impairment charges and other provisions	(349)	(479)	(695)	(349)	(406)

Net operating income	3,315	3,560	3,619	3,315	3,029

Operating expenses	(2,246)	(2,451)	(2,584)	(2,246)	(2,098)
UK bank levy	(45)	(42)	(34)	(45)	(42)
Costs to achieve Transform	(51)	(26)	–	(51)	(23)

Total operating expenses	(2,342)	(2,519)	(2,618)	(2,342)	(2,163)
Other net income	11	8	18	11	7

Profit before tax	984	1,049	1,019	984	873
Attributable profit	360	356	347	360	289

Balance sheet information

Loans and advances to customers at amortised cost	£35.2bn	£34.9bn	£41.2bn	£35.2bn	£33.6bn
Total assets	£55.5bn	£54.9bn	£64.9bn	£55.5bn	£52.8bn
Customer deposits	£35.0bn	£34.6bn	£39.7bn	£35.0bn	£33.3bn
Risk weighted assets[c]	£38.5bn	£38.0bn	n/a
Average tangible equity	£2.8bn	£3.2bn	£3.5bn
Average equity	£3.9bn	£4.4bn	£4.9bn

Notes

a	Constant currency results in Africa Banking are calculated by converting ZAR results into GBP using the average exchange rate for the year ended 31 December 2014 for the income statement and the 31 December 2014 closing exchange rate for the balance sheet and applying those rates to the results as of and for the year ended 31 December 2013, in order to eliminate the impact of movement in exchange rates between the two periods.
b	Reported basis represents results in GBP using actual exchange rates.
c	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.

| 205

Total operating expenses increased 8% to £2,342m largely reflecting inflationary increases, resulting in higher staff costs, and increased investment spend on key initiatives, including higher costs to achieve Transform of £51m (2013: £23m), partially offset by savings from Transform programmes. On a reported basis, total operating expenses decreased 7%.

Loans and advances to customers increased 5% to £35.2bn primarily driven by strong corporate banking growth across Africa in CIB and limited growth in RBB, mainly due to a modest reduction in the South Africa mortgages portfolio. On a reported basis, loans and advances to customers increased 1%.

Total assets increased 5% to £55.5bn due to the increase in loans and advances to customers. On a reported basis, total assets increased 1%.

Customer deposits increased 5% to £35.0bn reflecting strong growth in the South African RBB business. On a reported basis, customer deposits increased 1%.

RWAs increased 1% to £38.5bn on a reported basis, primarily driven by growth in loans and advances to customers, partially offset by the depreciation of ZAR against GBP.

2013 compared to 2012

Based on average rates, the ZAR depreciated against GBP by 16% in 2013. The deterioration was a significant contributor to the movement in the reported results of Africa Banking.

Profit before tax increased 3% to £1,049m. When excluding the impact of the depreciation of average ZAR against GBP, profit before tax increased approximately 19%.

Total income net of insurance claims declined 6% to £4,039m reflecting adverse currency movements and continued pressure on RBB transaction volumes, partially offset by strong balance sheet growth in CIB and the impact from the full-year inclusion of the Edcon card portfolio acquired in the second half of 2012.

Net interest income decreased 3% to £2,245m due to adverse currency movements, partially offset by the benefit from the inclusion of the Edcon card portfolio for the full year and the impact of growth in loans and advances to customers in CIB and RBB.

Net fee and commission income declined 9% to £1,254m due to adverse currency movements, partially offset by the benefit from the full-year inclusion of the Edcon card portfolio and modest growth in RBB fee and commission income.

Credit impairment charges decreased 31% to £479m driven by favourable currency movements and lower provisions on the South African home loans recovery book and business banking portfolio, partially offset by increased impairment in the card business, reflecting the inclusion of the Edcon portfolio for the full year and an increase in the loan loss rate on the remaining portfolio. The total loan loss rate improved 30bps to 128bps.

Total operating expenses decreased 4% to £2,519m reflecting favourable currency movements, partially offset by higher staff costs driven by inflationary pressures and increased incentives, increased investment spend on key initiatives including costs to achieve Transform of £26m (2012: £nil) and the inclusion of the Edcon card portfolio for the full year.

	2014 £m	2013 £m	2012 £m

Key facts

Average LTV of mortgage portfolio[a]	59.9%	62.3%	65.6%
Average LTV of new mortgage lending[a]	74.8%	74.9%	75.3%
Number of distribution points	1,349	1,396	1,451
Number of employees (full time equivalent)	45,000	45,900	45,000
ZAR/£ – Period end	18.03	17.37	13.74
ZAR/£ – Average	17.84	15.10	13.03

Performance measures

Return on average tangible equity[b]	12.9%	11.3%	10.0%
Return on average equity[b]	9.3%	8.1%	7.2%
Cost: income ratio	64%	62%	61%
Loan loss rate (bps)	93	128	158

Note

a	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis for South Africa.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

206 |

Financial review Analysis of results by business

Investment Bank

£7,588m
total income

£1,377m
profit before tax

2014 compared to 2013

Profit before tax decreased 32% to £1,377m. The Investment Bank continues to make progress on its origination-led strategy, building on leading positions in its home markets of the UK and US, while driving cost savings and RWA efficiencies. The business is focused on a simpler product set in Markets, which will enable it to build on existing strengths and adapt to regulatory developments. The business continued to execute this strategy despite difficult market-making conditions and continued low levels of activity. This has particularly impacted credit and interest rate products, resulting in an income decline across the Markets businesses. This decline was partially offset by improved banking performance and significant cost reductions as a result of savings from Transform programmes.

Total income decreased 12% to £7,588m, including the impact of depreciation of average USD against GBP. Banking income increased 2% to £2,528m. Investment Banking fee income decreased 2% to £2,111m driven by lower debt underwriting fees, partially offset by higher financial advisory and equity underwriting fees. Lending income increased to £417m (2013: £325m) due to lower fair value losses on hedges and higher net interest and fee income.

Markets income decreased 18% to £5,040m. Credit decreased 17% to £1,044m driven by reduced volatility and client activity, with lower income in distressed credit, US high yield and US high grade products. Equities decreased 11% to £2,046m due to declines in cash equities and equity derivatives, reflecting lower client volumes, partially offset by higher income in equity financing. Macro decreased 24% to £1,950m reflecting subdued client activity in rates and lower volatility in currency markets in the first half of the year.

	2014 £m	2013[a] £m	2012 £m

Income statement information
Net interest income	647	393	209
Net fee and commission income	3,087	3,232	3,024
Net trading income	3,735	4,969	5,903
Net investment income	119	2	(37)
Other income	–	–	5

Total income	7,588	8,596	9,104
Credit impairment releases/(charges) and other provisions	14	22	(50)

Net operating income	7,602	8,618	9,054

Operating expenses	(5,633)	(6,172)	(6,361)
UK bank levy	(218)	(236)	(139)
Costs to achieve Transform	(374)	(190)	–

Total operating expenses	(6,225)	(6,598)	(6,500)

Profit before tax	1,377	2,020	2,554
Attributable profit	397	1,308	1,235
Balance sheet information

Loans and advances to banks and customers at amortised cost[b]	£106.3bn	£104.5bn	£93.2bn
Trading portfolio assets	£94.8bn	£96.6bn	£94.8bn
Derivative financial instrument assets	£152.6bn	£108.7bn	£116.9bn
Derivative financial instrument liabilities	£160.6bn	£116.6bn	£123.2bn
Reverse repurchase agreements and other similar secured lending	£64.3bn	£78.2bn	£70.5bn
Total assets[a]	£455.7bn	£438.0bn	£398.5bn
Risk weighted assets[a,c]	£122.4bn	£124.4bn	n/a
Average allocated tangible equity[d]	£14.6bn	£15.3bn	£12.0bn
Average allocated equity[d]	£15.4bn	£15.9bn	£12.6bn

Notes

a	2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. In addition, December 2013 and December 2012 US Lehman acquisition assets and RWAs of £1.6bn and £1.9bn respectively, have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.
b	As at 31 December 2014 loans and advances included £86.4bn (2013: £84.1bn) of loans and advances to customers (including settlement balances of £25.8bn (2013: £33.2bn) and cash collateral of £32.2bn (2013: £25.6bn)) and loans and advances to banks of £19.9bn (2013: £20.4bn) (including settlement balances of £2.7bn (2013: £4.4bn) and cash collateral of £6.9bn (2013: £6.4bn)).
c	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
d	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

| 207

Net credit impairment release of £14m (2013: £22m) arose from a number of single name exposures.

Total operating expenses decreased 6% to £6,225m reflecting a 9% reduction in compensation costs to £3,620m, savings from Transform programmes, including business restructuring, continued rationalisation of the technology platform and real estate infrastructure, and depreciation of average USD against GBP. This was partially offset by increased costs to achieve Transform of £374m (2013: £190m) and litigation and conduct charges.

Loans and advances to customers and banks increased 2% to £106.3bn driven by an increase in cash collateral and lending, partially offset by a reduction in settlement balances due to reduced activity.

Derivative financial instrument assets and liabilities increased 40% to £152.6bn and 38% to £160.6bn respectively, driven by decreases in predominantly GBP, USD and EUR forward interest rates, and strengthening of USD against major currencies.

Reverse repurchase agreements and other similar secured lending decreased 18% to £64.3bn due to decreased match book trading and funding requirements.

Total assets increased 4% to £455.7bn due to an increase in derivative financial instrument assets, partially offset by a decrease in reverse repurchase agreements and other similar secured lending, and financial assets at fair value.

RWAs decreased 2% to £122.4bn primarily driven by risk reductions in the trading book, partially offset by the implementation of a revised credit risk model for assessing counterparty probability of default.

2013 compared to 2012

Profit before tax decreased 21% to £2,020m.

Total income decreased 6% to £8,596m, including the impact of appreciation of average USD against GBP.

Banking income increased 16% to £2,485m. Within Banking, Investment Banking fee income increased 6% to £2,160m driven by increased equity underwriting fees, with debt underwriting and financial advisory largely in line. Lending income increased to £325m (2012: £109m) driven by lower fair value losses on hedges and higher net interest and fee income.

Markets income decreased 12% to £6,134m. Credit and Macro income decreased 10% to £1,257m and 28% to £2,580m respectively, driven by securitised products and rates as market uncertainty around central banks tapering of quantitative easing programmes impacted activity. Europe and the US were particularly impacted, while Asia benefited from improved currency income. The prior year benefitted from the European Long Term Refinancing Operation (LTRO) in H112, the ECB bond buying programme and reduced benchmark interest rates in H212. Equities increased 13% to £2,297m reflecting higher commission income and increased client volumes.

Net credit impairment release of £22m (2012: charge of £50m) arose from a number of single name exposures.

Total operating expenses increased 2% to £6,598m, including an increase due to higher UK bank levy of £236m (2012: £139m) following an increase in the rate, appreciation of average USD against GBP, costs to achieve Transform of £190m (2012: £nil), partly offset by lower litigation and conduct charges.

	2014 £m	2013 £m	2012 £m

Key facts

Number of employees (full time equivalent)	20,500	22,600	22,100

Performance measures

Return on average tangible equity[a]	2.8%	8.5%	10.1%
Return on average equity[a]	2.7%	8.2%	9.6%
Cost: income ratio	82%	77%	71%

Analysis of total income

Investment banking fees	2,111	2,160	2,042
Lending	417	325	109

Banking	2,528	2,485	2,151
Credit	1,044	1,257	1,402
Equities	2,046	2,297	2,025
Macro	1,950	2,580	3,559

Markets	5,040	6,134	6,986

Banking and Markets	7,568	8,619	9,137
Other[b]	20	(23)	(33)

Total income	7,588	8,596	9,104

Notes

a	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.
b	2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. In addition, December 2013 and December 2012 US Lehman acquisition assets and RWAs of £1.6bn and £1.9bn respectively, have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

208 |

Financial review Analysis of results by business

Head Office

2014 compared to 2013

Profit before tax of £97m improved from a loss of £15m in 2013.

Net operating income increased to £242m (2013: £145m) predominantly due to net gains of £88m from foreign exchange recycling arising from the restructure of group subsidiaries.

Total operating expenses decreased £22m to £142m mainly due to a reduction in UK bank levy to £9m (2013: £29m), the non-recurrence of costs associated with the Salz Review and the establishment of the Transform programme in the prior year, partially offset by increased litigation and conduct charges.

Total assets increased £22.5bn to £49.1bn reflecting an increase in the Group liquidity pool assets.

RWAs decreased £10.6bn to £5.6bn, including the receipt of certain US Lehman acquisition assets and a £6.9bn revision to 2013 RWAs following full implementation of CRD IV reporting, as disclosed in the 30 June 2014 Results Announcement.

Negative average allocated equity reduced to £0.4bn (2013: £7.0bn) as the Group moved towards the allocation rate of 10.5% fully loaded CRD IV CET1 ratio during the year, resulting in a reduction in excess equity allocated to businesses.

2013 compared to 2012

Loss before tax of £15m moved from a profit of £190m in 2012.

Net operating income decreased 57% to £145m predominantly due to the non-recurrence of gains related to hedges of employee share awards in Q112 of £235m.

Total operating expenses were broadly in line at £164m (2012: £165m), reflecting the non-recurrence of the £97m penalty arising from the industry-wide investigation into the setting of inter-bank offered rates recognised in 2012, mainly offset by costs to achieve Transform of £22m (2012: £nil) and regulatory investigation and legal costs.

	2014 £m	2013[a] £m	2012 £m

Income statement information

Total income	242	142	341
Credit impairment releases/(charges) and other provisions	–	3	(7)

Net operating income	242	145	334

Operating expenses	(123)	(113)	(139)
UK bank levy	(9)	(29)	(26)
Cost to achieve Transform	(10)	(22)	–

Total operating expenses	(142)	(164)	(165)
Other net (expense)/income	(3)	4	21

Profit/(loss) before tax	97	(15)	190
Attributable profit/(loss)	112	(89)	23
Balance sheet information

Total assets[a]	£49.1bn	£26.6bn	£148.4bn
Risk weighted assets[a,b]	£5.6bn	£16.2bn	n/a
Average allocated tangible equity	£(0.6)bn	£(7.4)bn	£2.9bn
Average allocated equity	£(0.4)bn	£(7.0)bn	£3.4bn

Key facts

Number of employees (full time equivalent)	100	100	100

Notes

a	US Lehman acquisition assets and RWAs for December 2013 and December 2012 of £1.6bn and £1.9bn respectively have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.
b	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.

| 209

Barclays Non-Core

£1,050m
total income net of insurance claims

£1,180m
loss before tax

Barclays Non-Core (BNC) groups together businesses and assets that are no longer strategically attractive to Barclays and are being managed under three broad categories:

¡	Businesses, including all of Europe Retail;

¡	Securities and Loans, incorporating Investment Bank portfolio assets and the Education and Social Housing and Local Authority (ESHLA) loan portfolio; and

¡	Derivatives, including the traded legacy derivatives portfolio.

What we do

Barclays Non-Core (BNC) was formed to oversee the divestment of Barclays’ non-strategic assets and businesses, releasing capital to stimulate strategic growth in our Core business.

BNC brings together businesses and assets that do not fit our client strategy, remain sub-scale with limited growth opportunities, or are challenged by the regulatory capital environment. Non-Core assets have been grouped together in BNC, comprising three main elements: principal businesses, securities and loans, and derivatives.

Several of the businesses managed within BNC are profitable and will be attractive to other owners.

All of BNC will be exited over time, through sale or run-off. Reducing the capital and cost base will help improve Group returns and deliver shareholder value.

Criteria for BNC

Two criteria were used to determine which businesses should be placed in BNC:

Strategic fit: Businesses either not client-driven or operate in areas where we do not have competitive advantage.

Returns on both a CRD IV capital and leverage exposure: Capital and/ or leverage-intensive businesses, unlikely to meet our target returns over the medium term.

Almost 80% of BNC RWAs relate to the Non-Core Investment Bank at the creation of BNC. It includes the majority of our commodities and emerging markets businesses, elements of other trading businesses including legacy derivative transactions, and non-strategic businesses. The key Non-Core portfolios outside the Non-Core Investment Bank comprise the whole of our European retail business, some European corporate exposures and a small number of Barclaycard and Wealth portfolios.

BNC is run by a dedicated management team operating within a clear governance framework to optimise shareholder value and preserve maximum book value as businesses and assets are divested.

Market, environment and risks

To divest BNC successfully we are partly dependent on external market factors. The income from our businesses and assets, the quantum of associated RWAs and finally market appetite for BNC components are all influenced by market environment. In addition, regulatory changes in the treatment of RWAs can significantly impact our ‘stock’ of RWAs. These factors, alongside continued regulatory change, mean the market environment in which BNC operates can have positive or negative consequences for our planned run-down profile.

Although the emphasis is on bringing down RWAs, reducing costs in BNC is also critical. We will be disciplined in ensuring we reduce both, although this may not always happen simultaneously.

2014 compared to 2013

Loss before tax reduced 24% to £1,180m as Barclays Non-Core (BNC) made good progress in exiting and running-down certain businesses and securities during 2014. This drove a £34.6bn reduction in RWAs, making substantial progress towards the BNC target reductions as outlined in the Group Strategy Update on 8 May 2014.

Total income net of insurance claims reduced 54% to £1,050m. Businesses income reduced 27% to £1,101m due to the sale and run-down of legacy portfolio assets and the rationalisation of product offerings within the European retail business. Securities and Loans income reduced 82% to £117m primarily driven by the active run-down of securities, fair value losses on wholesale loan portfolios and the non-recurrence of prior year favourable market movements on certain securitised products, partially offset by a £119m gain on the sale of the UAE retail banking portfolio. Derivatives income reduced £321m to an expense of £168m reflecting the funding costs of the traded legacy derivatives portfolio and the non-recurrence of fair value gains in the prior year.

Credit impairment charges improved 81% to £168m due to the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio as a result of confirmation on Spanish government subsidies in the renewable energy sector, and improved performance in Europe, primarily due to improved recoveries and delinquencies in the mortgages portfolio.

	2014 £m	2013 £m	2012 £m

Income statement information
Net interest income	214	307	680
Net fee and commission income	466	383	368
Net trading income	120	1,327	1,546
Net investment income	164	302	620
Net premiums from insurance contracts	290	306	386
Other income/(expense)	106	(8)	(1)

Total income	1,360	2,617	3,599
Net claims and benefits incurred under insurance contracts	(310)	(324)	(392)

Total income net of insurance claims	1,050	2,293	3,207
Credit impairment charges and other provisions	(168)	(900)	(962)

Net operating income	882	1,393	2,245

Operating expenses	(1,708)	(2,198)	(2,008)
UK bank levy	(91)	(109)	(82)
Costs to achieve Transform	(212)	(538)	–

Total operating expenses	(2,011)	(2,845)	(2,090)
Other net (expense)/income	(51)	(110)	65

(Loss)/profit before tax	(1,180)	(1,562)	220
Attributable (loss)/profit	(1,085)	(1,890)	515

210 |

Financial review Analysis of results by business

Barclays Non-Core continued

Total operating expenses improved 29% to £2,011m reflecting savings from Transform programmes, including lower headcount and the results of the previously announced European retail restructuring. In addition, costs to achieve Transform reduced 61% to £212m.

Loans and advances to banks and customers reduced 22% to £63.9bn due to a £12.9bn reclassification of loans relating to the Spanish business, which was held for sale, and a reduction in Europe retail driven by a run-off of assets.

Trading portfolio assets reduced 48% to £15.9bn due to the sale and run-down of legacy portfolio assets.

Derivative financial instrument assets and liabilities increased 19% to £285.4bn and 21% to £277.1bn respectively, driven by decreases in major forward interest rates.

Total assets decreased 8% to £471.5bn with reduced reverse repurchase agreements and other similar secured lending, and trading portfolio assets, due to the run-down of legacy portfolio assets, offset by an increase in derivative financial instrument assets. BCBS 270 leverage exposure reduced to £277bn.

RWAs decreased £34.6bn to £75.3bn and average allocated equity decreased £3.7bn to £13.4bn, reflecting the disposal of businesses, run-down and exit of securities and loans, and derivative risk reductions.

2013 compared to 2012

Loss before tax of £1,562m moved from a profit of £220m in 2012.

Total income net of insurance claims decreased 29% to £2,293m. Businesses income reduced 20% to £1,498m primarily driven by increased funding costs and reduced trading income from legacy portfolio assets. Securities and Loans decreased 44% to £642m primarily driven by reduced income from legacy products and wholesale loan portfolios. Derivatives income decreased 13% to £153m reflecting reduced income from the traded legacy derivatives portfolio, partially offset by hedging activities.

Credit impairment charges decreased 6% to £900m primarily driven by ongoing action to reduce exposure to the property and construction sector and the impact of changes concerning government subsidies in the renewable energy sector in Spain, partially offset by a charge against single name exposures.

Operating expenses increased 36% to £2,845m reflecting costs to achieve Transform of £538m (2012: £nil), primarily due to the significant downsizing of the European retail distribution network, and increased litigation and conduct charges.

Other net expense of £110m moved from net income of £65m in 2012 due to a valuation adjustment recognised in respect of contractual obligations to trading partners based in locations affected by European retail distribution network restructuring plans.

	2014 £m		2013 £m		2012 £m

Balance sheet information

Loans and advances to banks and customers at amortised cost[a]	£63.9bn		£81.9bn		£99.1bn
Loans and advances to customers at fair value	£18.7bn		£17.6bn		£20.2bn
Trading portfolio assets	£15.9bn		£30.7bn		£45.2bn
Derivative financial instrument assets	£285.4bn		£239.3bn		£364.9bn
Derivative financial instrument liabilities	£277.1bn		£228.3bn		£354.6bn
Reverse repurchase agreements and other similar secured lending	£49.3bn		£104.7bn		£98.6bn
Total assets	£471.5bn		£511.2bn		£651.8bn
Customer deposits	£21.6bn		£29.3bn		£31.9bn
Risk weighted assets[b]	£75.3bn		£109.9bn		n/a
Average allocated tangible equity	£13.2bn		£16.8bn		£10.5bn
Average allocated equity	£13.4bn		£17.1bn		£10.8bn

Key facts

Number of employees (full time equivalent)	8,900		9,900		11,400

Performance measures

Return on average tangible equity[c]	(5.4%	)	(9.6%	)	(1.8%)
Return on average equity[c]	(4.1%	)	(7.2%	)	(1.1%)
Loan loss rate (bps)	31		107		93

Analysis of total income

Businesses	1,101		1,498		1,876
Securities and Loans	117		642		1,155
Derivatives	(168)		153		176

Total income	1,050		2,293		3,207

Notes

a	As at 31 December 2014 loans and advances included £51.6bn (2013: £70.8bn) of loans and advances to customers (including settlement balances of £1.6bn (2013: £2.6bn) and cash collateral of £22.1bn (2013: £14.5bn)) and loans and advances to banks of £12.3bn (2013: £11.1bn) (including settlement balances of £0.3bn (2013: £0.8bn) and cash collateral of £11.3bn (2013: £9.5bn)).
b	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
c	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns.

| 211

Returns and equity by business

Returns on average equity and average tangible equity are calculated as profit for the year attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of coupons on other equity instruments) divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses, apart from Africa Banking (see below). Allocated equity has been calculated as 10.5% of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The excess of allocated Group equity, caused by the fully loaded CRD IV CET1 ratio being below 10.5% on average in the period, is allocated as negative equity to Head Office. Allocated tangible equity is calculated using the same method, but excludes goodwill and intangible assets.

For Africa Banking, the equity used for return on average equity is Barclays’ share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as Barclays’ goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis, but excludes both the Barclays’ goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.

Return on average equity

	2014%		2013%		2012[c] %

Personal and Corporate Banking	11.9%		9.7%		11.1%
Barclaycard	16.0%		15.5%		18.0%
Africa Banking	9.3%		8.1%		7.2%
Investment Bank	2.7%		8.2%		9.6%

Barclays Core excluding Head Office	8.9%		9.7%		10.9%
Head Office[a]	0.3%		1.6%		(0.8%)

Barclays Core	9.2%		11.3%		10.1%
Barclays Non-Core[a]	(4.1%	)	(7.2%	)	(1.1%)

Barclays Group adjusted total[d]	5.1%		4.1%		9.0%

Barclays Group statutory total	(0.2%	)	1.0%		(1.2%)

Return on average tangible equity

	2014%		2013%		2012[c] %

Personal and Corporate Banking	15.8%		12.7%		15.0%
Barclaycard	19.9%		19.9%		23.7%
Africa Banking	12.9%		11.3%		10.0%
Investment Bank	2.8%		8.5%		10.1%

Barclays Core excluding Head Office	10.8%		11.6%		13.4%
Head Office[a]	0.5%		2.8%		(1.0%)

Barclays Core	11.3%		14.4%		12.4%
Barclays Non-Core[a]	(5.4%	)	(9.6%	)	(1.8%)

Barclays Group adjusted total[d]	5.9%		4.8%		10.6%

Barclays Group statutory total	(0.3%	)	1.2%		(1.4%)

Profit/(loss) attributable to ordinary equity holders of the parent[b]

	2014 £m		2013 £m		2012 £m

Personal and Corporate Banking	2,075		1,681		1,703
Barclaycard	943		822		812
Africa Banking	360		356		347
Investment Bank	415		1,308		1,235
Head Office	112		(89)		23

Barclays Core	3,905		4,078		4,120
Barclays Non-Core	(1,072)		(1,890)		515

Barclays Group adjusted total[d]	2,833		2,188		4,635

Barclays Group statutory total	(174)		540		(624)

Notes

a	Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.
b	The profit after tax attributable to other equity holders of £250m (2013: £nil; 2012: £nil) is offset by a tax credit recorded in reserves of £54m (2013: £nil; 2012: £nil) allocated across the businesses. The net amount of £196m, along with NCI, is deducted from profit after tax in order to calculate return on average tangible shareholders’ equity and return on average shareholders’ equity. Hence, 2014 attributable profit of £2,779m has been adjusted for the tax credit recorded in reserves of £54m (2013: £nil; 2012: £nil).
c	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.
d	Adjusted Barclays Group profit excludes the post-tax impact of the provisions for PPI and interest rate hedging redress of £1,110m (2013: £2,000m); the gain on US Lehman acquisition assets of £461m (2013: £259m); Provision for ongoing investigations and litigation relating to Foreign Exchange of £1,250m (2013: £nil), the own credit adjustment of £34m gain (2013: £220m loss); and the loss on announced sale of the Spanish business of £446m (2013: £nil).

212 |

Financial review Analysis of results by business

Margins analysis

	Year ended 31 December 2014			Year ended 31 December 2013

	Net interest income £m	Average customer assets £m	Net interest margin %	Net interest income £m	Average customer assets £m	Net interest margin %

Personal and Corporate Banking	6,298	210,026	3.00	5,893	202,497	2.91
Barclaycard	3,044	34,776	8.75	2,829	31,459	8.99
Africa Banking	2,093	35,153	5.95	2,245	38,640	5.81

Total Personal and Corporate Banking,
Barclaycard and Africa Banking	11,435	279,955	4.08	10,967	272,596	4.02
Investment Bank	647			393
Head Office and Other Operations	(216)			(67)

Barclays Core	11,866			11,293
Barclays Non-Core	214			307
Group net interest income	12,080			11,600

Total PCB, Barclaycard and Africa Banking net interest income increased 4% to £11.4bn due to an increase in average customer assets to £280.0bn (2013: £272.6bn) with growth in PCB mortgages and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP. Net interest margin increased 6bps to 4.08% primarily due to higher savings margins in PCB, and in Africa following the rise in the South African benchmark interest rate and the favourable impact of higher deposit margins. This was partially offset by a decrease in Barclaycard due to the impact of promotional offers and a change in product mix, partially offset by lower funding costs.

Group net interest income increased to £12.1bn (2013: £11.6bn) including structural hedge contributions of £1.6bn (2013: £1.6bn). Equity structural hedge income increased as the weighted average life of the hedge was extended. This was offset by lower product structural hedges driven by the maintenance of the hedge in a continuing low rate environment.

| 213

Financial statements Contents

Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance of the Group.

			Page	Note
Consolidated financial statements
	¡	Presentation of information	215
	¡	Independent Registered Public Accounting Firm’s report	216
	¡	Consolidated income statement	217
	¡	Consolidated statement of comprehensive income	218
	¡	Consolidated balance sheet	219
	¡	Consolidated statement of changes in equity	220
	¡	Consolidated cash flow statement	221
	¡	Parent Company accounts	222
	¡	Notes to the financial statements	224
	¡	Significant accounting policies	224	1
Notes to the financial statements
Performance/return	¡	Segmental reporting	227	2
	¡	Net interest income	227	3
	¡	Net fee and commission income	228	4
	¡	Net trading income	229	5
	¡	Net investment income	229	6
	¡	Credit impairment charges and other provisions	230	7
	¡	Operating expenses	232	8
	¡	Profit/(loss) on disposal of subsidiaries, associates and joint ventures	233	9
	¡	Tax	233	10
	¡	Earnings per share	236	11
	¡	Dividends on ordinary shares	236	12
Assets and liabilities held at fair value	¡	Trading portfolio	237	13
	¡	Financial assets designated at fair value	237	14
	¡	Derivative financial instruments	238	15
	¡	Available for sale financial assets	241	16
	¡	Financial liabilities designated at fair value	241	17
	¡	Fair value of financial instruments	242	18
	¡	Offsetting financial assets and financial liabilities	258	19
Financial instruments held at amortised cost	¡	Loans and advances to banks and customers	259	20
	¡	Finance leases	260	21
	¡	Reverse repurchase and repurchase agreements including other similar lending and borrowing	260	22
Non-current assets and other investments	¡	Property, plant and equipment	261	23
	¡	Goodwill and intangible assets	262	24
	¡	Operating leases	264	25
Accruals, provisions, contingent liabilities and legal proceedings	¡	Accruals, deferred income and other liabilities	265	26
	¡	Provisions	265	27
	¡	Contingent liabilities and commitments	267	28
	¡	Legal, competition and regulatory matters	268	29
Capital instruments, equity and reserves	¡	Subordinated liabilities	277	30
	¡	Ordinary shares, share premium and other equity	280	31
	¡	Reserves	281	32
	¡	Non-controlling interests	281	33
Employee benefits	¡	Share based payments	283	34
	¡	Pensions and post retirement benefits	285	35
Scope of consolidation	¡	Principal subsidiaries	289	36
	¡	Structured entities	290	37
	¡	Investments in associates and joint ventures	295	38
	¡	Securitisations	295	39
	¡	Assets pledged	297	40
Other disclosure matters	¡	Related party transactions and Directors’ remuneration	298	41
	¡	Auditors’ remuneration	300	42
	¡	Financial risks, liquidity and capital management	301	43
	¡	Transition Notes – Changes in accounting policies, comparability and other adjustments	301	44
	¡	Non-current assets held for sale and associated liabilities	303	45
	¡	Barclays PLC (the Parent Company)	304	46

214 |

Presentation of information

Barclays approach to disclosures

The Group aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus. Consequently Barclays disclosures go beyond the minimum standards required by accounting standards and other regulatory requirements.

Barclays continue to support the recommendations and guidance made by the Enhanced Disclosure Taskforce (EDTF). The EDTF was formed by the Financial Stability Board with a remit to broaden and deepen the risk disclosures of global banks in a number of areas, including liquidity and funding, credit risk and market risk. Barclays has fully adopted the recommendations across the Annual Report.

In line with the Financial Reporting Council’s guidance on Clear and Concise reporting, for 2014 Barclays has focused reporting on material items and sought to reorganise information to aid users understanding.

It is Barclays view that best in class disclosures will continue to evolve in light of ongoing market and stakeholder engagement with the banking sector. Barclays are committed to engaging with a published Code for Financial Reporting Disclosure (the Code). The Code sets out five disclosure principles together with supporting guidance which states that UK banks will:

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

British Bankers’ Association (BBA) Code for Financial Reporting Disclosure

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2014 Annual Report and Accounts in compliance with the Code.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 217-221 along with the accounts of Barclays PLC itself on pages 222-223. The accounting policies on pages 224-226 and the Notes commencing on page 224 apply equally to both sets of accounts unless otherwise stated.

Capital Requirements Country-by Country Reporting

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013, effective 1 January 2014. The legislation requires Barclays PLC to publish additional information in respect of the year ended 31 December 2014. This information is available on the Barclays’s website: barclays.com/citizenship/reports-and-publications/country-snapshot.html

| 215

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays PLC and its subsidiaries at 31 December 2014 and 31 December 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting in the Directors’ Report appearing on page 37 of the Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

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

As discussed in Notes 1 and 46 to the consolidated financial statements, the Company changed the manner in which it offsets certain financial instruments in 2014.

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

PricewaterhouseCoopers LLP

London, United Kingdom

2 March 2015

216 |

Consolidated financial statements

Consolidated income statement

For the year ended 31 December	Notes	2014 £m	2013 £m	2012 £m
Continuing operations
Interest income	3	17,363	18,315	19,211
Interest expense	3	(5,283)	(6,715)	(7,557)
Net interest income		12,080	11,600	11,654
Fee and commission income	4	9,836	10,479	10,213
Fee and commission expense	4	(1,662)	(1,748)	(1,677)
Net fee and commission income		8,174	8,731	8,536
Net trading income	5	3,331	6,553	3,347
Net investment income	6	1,328	680	844
Net premiums from insurance contracts		669	732	896
Other income		186	148	332
Total income		25,768	28,444	25,609
Net claims and benefits incurred on insurance contracts		(480)	(509)	(600)
Total income net of insurance claims		25,288	27,935	25,009
Credit impairment charges and other provisions	7	(2,168)	(3,071)	(3,340)
Net operating income		23,120	24,864	21,669
Staff costs	8	(11,005)	(12,155)	(11,467)
Infrastructure costs	8	(3,443)	(3,531)	(3,399)
Administration and general expenses	8	(3,621)	(4,286)	(3,696)
Provision for PPI redress	27	(1,270)	(1,350)	(1,600)
Provision for interest rate hedging products redress	27	160	(650)	(850)
Provision for ongoing investigations and litigation relating to Foreign Exchange	27	(1,250)	–	–
Operating expenses	8	(20,429)	(21,972)	(21,012)
Share of post-tax results of associates and joint ventures		36	(56)	110
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	9	(471)	6	28
Gain on acquisitions		–	26	2
Profit before tax		2,256	2,868	797
Taxation	10	(1,411)	(1,571)	(616)
Profit after tax		845	1,297	181

Attributable to:
Equity holders of the parent		(174)	540	(624)
Other equity holders		250	–	–
Total equity holders		76	540	(624)
Non-controlling interests	33	769	757	805
Profit after tax		845	1,297	181

		p	p	p
Earnings per share
Basic (loss)/earnings per share[a]	11	(0.7)	3.8	(4.8)
Diluted (loss)/earnings per share[a]	11	(0.7)	3.7	(4.8)

Note

a	The profit after tax attributable to other equity holders of £250m (2013: £nil) is offset by a tax credit recorded in reserves of £54m (2013: £nil). The net amount of £196m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

| 217

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31 December	2014 £m	2013 £m	2012 £m
Profit after tax	845	1,297	181
Other comprehensive income/(loss) from continuing operations:
Currency translation reserve
Currency translation differences	486	(1,767)	(1,548)
Available for sale reserve
Net gains/(losses) from changes in fair value	5,333	(2,734)	1,237
Net gains transferred to net profit on disposal	(619)	(145)	(703)
Net (gains)/losses transferred to net profit due to impairment	(31)	(7)	40
Net (gains)/losses transferred to net profit due to fair value hedging	(4,074)	2,376	474
Changes in insurance liabilities	(94)	28	(150)
Tax	(102)	100	(352)
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	2,687	(1,914)	1,499
Net gains transferred to net profit	(767)	(547)	(695)
Tax	(380)	571	(142)
Other	(42)	(37)	96
Total comprehensive income/(loss) that may be recycled to profit or loss	2,397	(4,076)	(244)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	268	(512)	(1,553)
Tax	(63)	(3)	318
Other comprehensive income/(loss) for the period	2,602	(4,591)	(1,479)
Total comprehensive income/(loss) for the year	3,447	(3,294)	(1,298)

Attributable to:
Equity holders of the parent	2,756	(3,406)	(1,894)
Non-controlling interests	691	112	596
	3,447	(3,294)	(1,298)

218 |

Consolidated financial statements

Consolidated balance sheet

As at	Notes	31 December 2014 £m	31 December 2013 £m	[a]	1 January 2013 £m	[a]
Assets
Cash and balances at central banks		39,695	45,687		86,191
Items in the course of collection from other banks		1,210	1,282		1,473
Trading portfolio assets	13	114,717	133,069		146,352
Financial assets designated at fair value	14	38,300	38,968		46,629
Derivative financial instruments	15	439,909	350,300		485,140
Available for sale investments	16	86,066	91,756		75,109
Loans and advances to banks	20	42,111	39,422		41,799
Loans and advances to customers	20	427,767	434,237		430,601
Reverse repurchase agreements and other similar secured lending	22	131,753	186,779		176,522
Prepayments, accrued income and other assets		3,607	3,920		4,080
Investments in associates and joint ventures	38	711	653		633
Property, plant and equipment	23	3,786	4,216		5,754
Goodwill and intangible assets	24	8,180	7,685		7,915
Current tax assets	10	334	219		252
Deferred tax assets	10	4,130	4,807		3,563
Retirement benefit assets	35	56	133		53
Non-current assets classified as held for disposal	45	15,574	495		285
Total assets		1,357,906	1,343,628		1,512,351
Liabilities
Deposits from banks		58,390	55,615		77,345
Items in the course of collection due to other banks		1,177	1,359		1,587
Customer accounts		427,704	431,998		390,828
Repurchase agreements and other similar secured borrowing	22	124,479	196,748		217,178
Trading portfolio liabilities	13	45,124	53,464		44,794
Financial liabilities designated at fair value	17	56,972	64,796		78,561
Derivative financial instruments	15	439,320	347,118		480,987
Debt securities in issue		86,099	86,693		119,525
Subordinated liabilities	30	21,153	21,695		24,018
Accruals, deferred income and other liabilities	26	11,423	12,934		12,532
Provisions	27	4,135	3,886		2,766
Current tax liabilities	10	1,021	1,042		621
Deferred tax liabilities	10	262	373		341
Retirement benefit liabilities	35	1,574	1,958		1,282
Liabilities included in disposal groups classified as held for sale	45	13,115	–		–
Total liabilities		1,291,948	1,279,679		1,452,365

Total equity
Called up share capital and share premium	31	20,809	19,887		12,477
Other equity instruments	31	4,322	2,063		–
Other reserves	32	2,724	249		3,674
Retained earnings		31,712	33,186		34,464
Total equity excluding non-controlling interests		59,567	55,385		50,615
Non-controlling interests	33	6,391	8,564		9,371
Total equity		65,958	63,949		59,986
Total liabilities and equity		1,357,906	1,343,628		1,512,351

The Board of Directors approved the financial statements on pages 217 to 304 on 2 March 2015.

Sir David Walker

Group Chairman

Antony Jenkins

Group Chief Executive

Tushar Morzaria

Group Finance Director

Note

a	The prior year has been restated to reflect the adaptation of IAS 32 revised standard.

| 219

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and treasury shares[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2014	19,887	2,063	148	273	(1,142)	970	33,186	55,385	8,564	63,949
Profit after tax	–	250	–	–	–	–	(174)	76	769	845
Currency translation movements	–	–	–	–	560	–	–	560	(74)	486
Available for sale investments	–	–	414	–	–	–	–	414	(1)	413
Cash flow hedges	–	–	–	1,544	–	–	–	1,544	(4)	1,540
Pension remeasurement	–	–	–	–	–	–	205	205	–	205
Other	–	–	–	–	–	–	(43)	(43)	1	(42)
Total comprehensive income for the year	–	250	414	1,544	560	–	(12)	2,756	691	3,447
Issue of new ordinary shares	150	–	–	–	–	–	–	150	–	150
Issue of shares under employee share schemes	772	–	–	–	–	–	693	1,465	–	1,465
Issue and exchange of other equity instruments	–	2,263	–	–	–	–	(155)	2,108	(1,527)	581
Other equity instruments coupons paid	–	(250)	–	–	–	–	54	(196)	–	(196)
Redemption of preference shares	–	–	–	–	–	–	(104)	(104)	(687)	(791)
Increase in treasury shares	–	–	–	–	–	(909)	–	(909)	–	(909)
Vesting of shares under employee share schemes	–	–	–	–	–	866	(866)	–	–	–
Dividends paid	–	–	–	–	–	–	(1,057)	(1,057)	(631)	(1,688)
Other reserve movements	–	(4)	–	–	–	–	(27)	(31)	(19)	(50)
Balance as at 31 December 2014	20,809	4,322	562	1,817	(582)	927	31,712	59,567	6,391	65,958

Balance as at 1 January 2013	12,477	–	527	2,099	59	989	34,464	50,615	9,371	59,986
Profit after tax	–	–	–	–	–	–	540	540	757	1,297
Currency translation movements	–	–	–	–	(1,201)	–	–	(1,201)	(566)	(1,767)
Available for sale investments	–	–	(379)	–	–	–	–	(379)	(3)	(382)
Cash flow hedges	–	–	–	(1,826)	–	–	–	(1,826)	(64)	(1,890)
Pension remeasurement	–	–	–	–	–	–	(503)	(503)	(12)	(515)
Other	–	–	–	–	–	–	(37)	(37)	–	(37)
Total comprehensive (loss)/income for the year	–	–	(379)	(1,826)	(1,201)	–	–	(3,406)	112	(3,294)
Issue of new ordinary shares	6,620	–	–	–	–	–	–	6,620	–	6,620
Issue of shares under employee share schemes	790	–	–	–	–	–	689	1,479	–	1,479
Issue of other equity instruments	–	2,063	–	–	–	–	–	2,063	–	2,063
Increase in treasury shares	–	–	–	–	–	(1,066)	–	(1,066)	–	(1,066)
Vesting of shares under employee share schemes	–	–	–	–	–	1,047	(1,047)	–	–	–
Dividends paid	–	–	–	–	–	–	(859)	(859)	(813)	(1,672)
Other reserve movements	–	–	–	–	–	–	(61)	(61)	(106)	(167)
Balance as at 31 December 2013	19,887	2,063	148	273	(1,142)	970	33,186	55,385	8,564	63,949

Balance as at 31 December 2011 published	12,380	–	25	1,442	1,348	1,022	39,372	55,589	9,607	65,196
Effects of IFRS 10	–	–	–	–	–	–	(945)	(945)	–	(945)
Effects of IAS 19 Revised	–	–	–	–	–	–	(1,237)	(1,237)	–	(1,237)
Balance as at 1 January 2012 restated	12,380	–	25	1,442	1,348	1,022	37,190	53,407	9,607	63,014
Profit after tax	–	–	–	–	–	–	(624)	(624)	805	181
Currency translation movements	–	–	–	–	(1,289)	–	–	(1,289)	(259)	(1,548)
Available for sale investments	–	–	502	–	–	–	–	502	44	546
Cash flow hedges	–	–	–	657	–	–	–	657	5	662
Pension remeasurement	–	–	–	–	–	–	(1,235)	(1,235)	–	(1,235)
Other	–	–	–	–	–	–	95	95	1	96
Total comprehensive income for the year	–	–	502	657	(1,289)	–	(1,764)	(1,894)	596	(1,298)
Issue of shares under employee share schemes	97	–	–	–	–	–	717	814	–	814
Increase in treasury shares	–	–	–	–	–	(979)	–	(979)	–	(979)
Vesting of shares under employee share schemes	–	–	–	–	–	946	(946)	–	–	–
Dividends paid	–	–	–	–	–	–	(733)	(733)	(694)	(1,427)
Redemption of Reserve Capital Instruments	–	–	–	–	–	–	–	–	–	–
Other reserve movements	–	–	–	–	–	–	–	–	(138)	(138)
Balance as at 31 December 2012	12,477	–	527	2,099	59	989	34,464	50,615	9,371	59,986

Notes

a	For further details refer to Note 31.
b	For further details refer to Note 32.

220 |

Consolidated financial statements Consolidated cash flow statement

For the year ended 31 December	2014 £m	2013 £m	2012 £m

Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	2,256	2,868	797
Adjustment for non-cash items:
Allowance for impairment	2,168	3,071	3,340
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,279	1,274	1,119
Other provisions, including pensions	3,600	3,674	3,080
Net profit on disposal of investments and property, plant and equipment	(619)	(145)	(679)
Other non-cash movements	(808)	(1,293)	5,565
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	3,684	(3,915)	558
Net decrease/(increase) in reverse repurchase agreements and other similar lending	55,021	(10,264)	(23,492)
Net (decrease) in deposits and debt securities in issue	(2,113)	(13,392)	(4,201)
Net (decrease)/increase in repurchase agreements and other similar borrowing	(72,269)	(20,430)	9,886
Net decrease in derivative financial instruments	2,593	971	5,587
Net decrease in trading assets	18,368	13,443	6,896
Net (decrease)/increase in trading liabilities	(8,340)	8,670	(973)
Net (increase) in financial investments	(7,156)	(6,114)	(18,764)
Net (increase)/decrease in other assets	(14,694)	128	535
Net decrease/(increase) in other liabilities	8,141	(1,930)	(1,354)
Corporate income tax paid	(1,552)	(1,558)	(1,516)

Net cash from operating activities	(10,441)	(24,942)	(13,616)

Purchase of available for sale investments	(108,645)	(92,015)	(80,797)
Proceeds from sale or redemption of available for sale investments	120,843	69,473	73,773
Purchase of property, plant and equipment	(657)	(736)	(604)
Other cash flows associated with investing activities	(886)	633	531

Net cash from investing activities	10,655	(22,645)	(7,097)

Dividends paid	(1,688)	(1,672)	(1,427)
Proceeds of borrowings and issuance of subordinated debt	826	700	2,258
Repayments of borrowings and redemption of subordinated debt	(1,100)	(1,425)	(2,680)
Net issue of shares and other equity instruments	559	9,473	97
Net purchase of treasury shares	(909)	(1,066)	(979)
Net redemption of shares issued to non-controlling interests	(746)	(100)	(111)

Net cash from financing activities	(3,058)	5,910	(2,842)

Effect of exchange rates on cash and cash equivalents	(431)	198	(4,111)

Net decrease in cash and cash equivalents	(3,275)	(41,479)	(27,666)

Effect of IFRS10 on opening balance	–	–	96

Cash and cash equivalents at beginning of year	81,754	123,233	150,803

Cash and cash equivalents at end of year	78,479	81,754	123,233

Cash and cash equivalents comprise:
Cash and balances at central banks	39,695	45,687	86,191
Loans and advances to banks with original maturity less than three months	36,282	35,259	34,810
Available for sale treasury and other eligible bills with original maturity less than three months	2,322	644	2,228
Trading portfolio assets with original maturity less than three months	180	164	4

	78,479	81,754	123,233

Interest received was £22,384m (2013: £23,387m, 2012: £24,390) and interest paid was £9,251m (2013: £10,709m, 2012: £16,701m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,448m (2013: £4,722m, 2012: £5,169m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

| 221

Financial statements of Barclays PLC

Parent company accounts

Income statement

		2014	2013	2012
For the year ended 31 December	Notes	£m	£m	£m

Dividends received from subsidiary		821	734	696
Net interest (expense)/income		(6)	(6)	4
Other income/(expense)	46	275	(137)	16
Management charge from subsidiary		(6)	(6)	(5)

Profit before tax		1,084	585	711
Tax		(57)	35	(4)

Profit after tax		1,027	620	707

Attributable to

Ordinary equity holders		777	620	707
Other equity holders		250	–	–

Profit after tax and total comprehensive income for the year was £1,027m (2013: £620m, 2012: £707m). There were no other components of total comprehensive income other than the profit after tax.

The Company had no staff during the year (2013: nil, 2012: nil).

Balance sheet

			2014	2013
As at 31 December		Notes	£m	£m

Assets
Investment in subsidiary		46	33,743	30,059
Loans and advances to subsidiary		46	2,866	–
Derivative financial instrument		46	313	271
Other assets			174	812

Total assets			37,096	31,142

Liabilities
Deposits from banks			528	400
Subordinated liabilities		46	810	–
Debt securities in issue		46	2,056	–
Other liabilities			10	–

Total liabilities			3,404	400

Shareholders’ equity
Called up share capital		31	4,125	4,028
Share premium account		31	16,684	15,859
Other equity instruments		31	4,326	2,063
Capital redemption reserve			394	394
Retained earnings			8,163	8,398

Total shareholders’ equity			33,692	30,742

Total liabilities and shareholders’ equity			37,096	31,142

The financial statements on pages 222-223 and the accompanying note on page 304 were approved by the Board of Directors on 2 March 2015 and signed on its behalf by:

Sir David Walker

Group Chairman

Antony Jenkins

Group Chief Executive

Tushar Morzaria

Group Finance Director

222 |

Statement of changes in equity

	Notes	Called up share capital and share premium £m	Other equity instruments	Capital reserves and other equity £m	Retained earnings £m	Total equity £m

Balance as at 1 January 2014		19,887	2,063	394	8,398	30,742
Profit after tax and total comprehensive income		–	250	–	777	1,027
Issue of new ordinary shares		150	–	–	–	150
Issue of shares under employee share schemes		772	–	–	–	772
Issue of other equity instruments		–	2,263	–	–	2,263
Dividends	12	–	–	–	(1,057)	(1,057)
Other equity instruments coupons paid		–	(250)	–	54	(196)
Other		–	–	–	(9)	(9)

Balance as at 31 December 2014		20,809	4,326	394	8,163	33,692

Balance as at 1 January 2013		12,477	–	394	8,654	21,525
Profit after tax and total comprehensive income		–	–	–	620	620
Issue of new ordinary shares		6,620	–	–	–	6,620
Issue of shares under employee share schemes		790	–	–	–	790
Issue of other equity instruments		–	2,063	–	–	2,063
Dividends	12	–	–	–	(859)	(859)
Other		–	–		(17)	(17)

Balance as at 31 December 2013		19,887	2,063	394	8,398	30,742

Balance as at 1 January 2012		12,380	–	394	8,680	21,454
Profit after tax and total comprehensive income		–	–	–	707	707
Issue of shares under employee share schemes		97	–	–	–	97
Dividends	12	–	–	–	(733)	(733)
Other		–	–	–	–	–

Balance as at 31 December 2012		12,477	–	394	8,654	21,525

Cash flow statement

For the year ended 31 December				2014 £m	2013 £m	2012 £m

Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax				1,084	585	711
Changes in operating assets and liabilities				734	(546)	(72)
Other non-cash movements				(43)	(20)	(4)
Corporate income tax paid				38	(3)	–

Net cash from operating activities				1,813	16	635

Capital contribution to subsidiary				(3,684)	(8,630)	–

Net cash used in investing activities				(3,684)	(8,630)	–

Issue of shares and other equity instruments				3,185	9,473	97
Net (increase) in loans and advances to bank subsidiaries of the Parent				(2,866)	–	–
Net increase in deposits and debt securities in issue				2,056	–	–
Proceeds of borrowings and issuance of subordinated debt[a]				803	–	–
Dividends paid				(1,057)	(859)	(733)
Coupons paid				(250)	–	–

Net cash from financing activities				1,871	8,614	(636)

Net decrease in cash and cash equivalents				–	–	(1)

Cash and cash equivalents at beginning of year				–	–	1

Cash and cash equivalents at end of year				–	–	–

Net cash from operating activities includes:
Dividends received				821	734	696
Interest received/(paid)				(6)	(6)	4

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2014 or 2013 to significant risks arising from the financial instruments it holds, which comprised loans and advances and other assets which had no market risk or material credit risk.

Note

a   Excluding interest of £7m.

| 223

Notes to the financial statements For the year ended 31 December 2014

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

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays PLC.

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

Details of the principal subsidiaries are given in Note 36.

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

224 |

1 Significant accounting policies continued

(iii) Financial assets and liabilities

The Group applies IAS 39 Financial Instruments: Recognition and Measurement the recognition, classification and measurement, and derecognition of financial assets and financial liabilities, the impairment of financial assets, and hedge accounting.

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

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms – generally a difference of 10% in the present value of the cash flows or a substantive qualitative amendment – is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

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

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.

(iv) Issued debt and equity instruments

The Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5. New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except where new standards and amendments to IFRS effective as of 1 January 2014 have resulted in changes in accounting policy. The only new amended standard that had a material impact on Barclays accounting policies was IAS 32, Amendments to Offsetting Financial Assets and Financial Liabilities which clarified the circumstances in which netting is permitted, in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement.

The effect of the adoption of these new or amended standards on the Group’s financial position, performance and cash flows is disclosed on page 301. All relevant comparatives have been revised to reflect these changes.

6. Future accounting developments

There have been and are expected to be a number of significant changes to the Group’s financial reporting after 2014 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

In 2014, the IASB issued IFRS 9, Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement. It will lead to significant changes in the accounting for financial instruments. The key changes relate to:

¡

Financial assets: Financial assets will be held at either fair value or amortised cost, except for equity investments not held for trading and certain debt instruments, which may be held at fair value through other comprehensive income;

¡

Financial liabilities: Gains and losses arising from changes in own credit on non-derivative financial liabilities designated at fair value through profit or loss will be excluded from the income statement and instead taken to other comprehensive income;

¡

Impairment: Credit losses expected at the balance sheet date (rather than only losses incurred in the year) on loans, debt securities and loan commitments not held at fair value through profit or loss will be reflected in impairment allowances; and

¡	Hedge accounting: Hedge accounting will be more closely aligned with financial risk management.

| 225

Notes to the financial statements For the year ended 31 December 2014

1 Significant accounting policies continued

Adoption is not mandatory until periods beginning on or after 1 January 2018. The standard has not been endorsed by the EU. At this stage, it is not possible to determine the potential financial impacts of adoption on the Group.

In 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which will replace IAS 18 Revenue and IAS 11 Construction Contracts. It applies to all contracts with customers except leases, financial instruments and insurance contracts. The standard will establish a more systematic approach for revenue measurement and recognition. Adoption is not mandatory until periods beginning on or after 1 January 2017. The standard has not been endorsed by the EU. Adoption of the standard is not expected to have a significant impact.

In addition, the IASB has indicated that it will issue a new standard on accounting for leases. Under the proposals, lessees would be required to recognise assets and liabilities arising from both operating and finance leases on the balance sheet. The IASB also plans to issue a new standard on insurance contracts. The Group will consider the financial impacts of these new standards as they are finalised.

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

	Page		Page

Credit impairment charges and other provisions	230	Fair value of financial instruments	242
Income taxes	233	Provisions	265
Available for sale assets	241	Retirement benefit obligations	285

7. Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, certain disclosures required under IFRS have been included within the Risk management section as follows:

¡   Segmental reporting on pages 197 to 211

¡   Credit risk management, on pages 97 to 98, including exposures to selected countries.

¡   Market risk, on pages 99 to 100;

¡   Funding risk – capital, on pages 101 to 102; and

¡   Funding risk – liquidity, on page 103.

These are covered by the Audit opinion included on page 216.

226 |

Notes to the financial statements Performance/return

The notes included in this section focus on the results and performance of the Group. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here.

2 Segmental reporting

Presentation of segmental reporting

The Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

The Group’s activities have been resegmented into Core and Non-Core business units as part of the Group strategy update announced in May 2014. Comparatives have also been updated. The Core business consists of Personal & Corporate Banking (PCB), Barclaycard, Africa Banking, Investment Bank and Head Office. Barclays Non-Core (BNC) groups together businesses and assets that are no longer strategically attractive to Barclays.

An analysis of the Group’s performance by business segment and income by geographic segment is included on pages 197 and 198. Further details on each of the new segments are provided on page 200 to 211.

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

The effective interest method requires the Group to estimate future cash flows, in some cases based on its experience of customers’ behaviour, considering all contractual terms of the financial instrument, as well as the expected lives of the assets and liabilities. Due to the large number of product types (both assets and liabilities), in the normal course of business there are no individual estimates that are material to the results or financial position.

	2014	2013	2012
	£m	£m	£m

Cash and balances with central banks	193	219	253
Available for sale investments	1,615	1,804	1,736
Loans and advances to banks	446	468	376
Loans and advances to customers	14,677	15,613	16,448
Other	432	211	399

Interest income	17,363	18,315	19,212

Deposits from banks	(199)	(201)	(257)
Customer accounts	(1,473)	(2,656)	(2,485)
Debt securities in issue	(1,922)	(2,176)	(2,921)
Subordinated liabilities	(1,622)	(1,572)	(1,632)
Other	(67)	(110)	(263)

Interest expense	(5,283)	(6,715)	(7,558)

Net interest income	12,080	11,600	11,654

Interest income includes £153m (2013: £179m; 2012: £211m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed on page 240.

| 227

Notes to the financial statements Performance/return

3 Net interest income continued

2014

Net interest income increased by 4% to £12,080m driven by improvements in PCB savings margins and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements and the sale and run-down of assets in BNC. Interest income decreased by 5% to £17,363m driven by a reduction in income from loans and advances to customers which fell 6% to £14,677m. Interest expense reduced 21% to £5,283m, driven by a reduction in interest on customer accounts of £1,183m to £1,473m.

2013

Net interest income declined by 1% to £11,600m with lower net interest income in BNC, Head Office and Africa Banking offset by increases in Barclaycard, PCB, and the Investment Bank. Interest income decreased by 5% to £18,315m driven by a reduction in income from loans and advances to customers which fell 5% to £15,613m. Interest expense reduced 11% to £6,715m, driven by a reduction in interest on debt securities in issue of £745m to £2,176m due to lower average balances and lower yields.

4 Net fee and commission income

Accounting for net fee and commission income

The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	2014	2013	2012
	£m	£m	£m
Fee and commission income
Banking, investment management and credit related fees and commissions	9,681	10,311	10,037
Foreign exchange commission	155	168	176
Fee and commission income	9,836	10,479	10,213
Fee and commission expense	(1,662)	(1,748)	(1,677)
Net fee and commission income	8,174	8,731	8,536

2014

Net fee and commission income decreased £557m to £8,174m. This was driven by lower fees as a result of decreased debt underwriting fees and declines in cash commissions reflecting lower volumes in the Investment Bank. Further decreases were caused by the launch of the revised PCB overdraft proposition, which recognises the majority of the overdraft income as net interest income as opposed to fee income, and adverse currency movements in Africa Banking. These movements were partly offset by increases in Barclaycard driven by growth in payment volumes.

2013

Net fee and commission income remained stable with a £195m increase to £8,731m. Higher fees as a result of increased volumes within Barclaycard Business Payment and US portfolios, and growth in equity underwriting activity and a strong equity capital market deal calendar, were offset by lower commissions mainly from syndicate and advisory business following concerns about potential slowing down of quantitative easing and the impact of adverse currency movements in Africa Banking.

228 |

5 Net trading income

Accounting for net trading income

In accordance with IAS 39, trading positions are held at fair value, and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

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

	2014	2013	2012
	£m	£m	£m
Trading income	3,297	6,773	7,926
Own credit gains/(losses)	34	(220)	(4,579)
Net trading income	3,331	6,553	3,347

Included within net trading income were losses of £1,051m (2013: £914m gain; 2012: £656m gain) on financial assets designated at fair value and losses of £65m (2013: £684m loss; 2012: £3,980m loss) on financial liabilities designated at fair value.

2014

Net trading income decreased 49% to £3,331m, primarily reflecting a £2,666m decrease in trading income, as lower volatility and subdued trading activity combined with tighter spreads reduced income across a number of businesses. Disposals and running down of certain BNC businesses and the £935m fair value reduction on the ESHLA portfolio (see Note 18 for further details) also contributed to the lower income. This was partially offset by a £254m favourable variance in own credit gains/losses.

2013

Net trading income increased 96% to £6,553m, primarily reflecting a £4,359m variance in own credit (2013: £220m charge; 2012: £4,579m charge) as a result of improved credit spreads on Barclays’ issued debt. This was offset partially by a £1,153m decrease in underlying trading income, reflecting market uncertainty around central banks’ tapering of quantitative easing programmes across a number of product areas.

6 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 16 Available for sale financial assets and Note 14 Financial assets designated at fair value.

	2014	2013	2012
	£m	£m	£m
Net gain from disposal of available for sale investments	620	145	452
Dividend income	9	14	42
Net gain from financial instruments designated at fair value	233	203	233
Other investment income	466	318	117
Net investment income	1,328	680	844

2014

Net investment income increased by £648m to £1,328m. This was largely driven by an increase in disposals of available for sale investments due to favourable market conditions and increases in other investment income as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition (2014: £461m gain; 2013: £259m gain).

2013

Net investment income decreased by £164m to £680m. This was largely driven by lower gains on disposal of available for sale investments partially offset by increases in other investment income as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition.

| 229

Notes to the financial statements

Performance/return

7 Credit impairment charges and other provisions

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

If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

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

Available for sale financial assets

Impairment of available for sale debt instruments

Debt instruments are assessed for impairment in the same way as loans. If impairment is deemed to have occurred, the cumulative decline in the fair value of the instrument that has previously been recognised in the AFS reserve is removed from reserves and recognised in the income statement. This may be reversed if there is evidence that the circumstances of the issuer have improved.

Impairment of available for sale equity instruments

Where there has been a prolonged or significant decline in the fair value of an equity instrument below its acquisition cost, it is deemed to be impaired. The cumulative net loss that has been previously recognised directly in the AFS reserve is removed from reserves and recognised in the income statement.

Increases in the fair value of equity instruments after impairment are recognised directly in other comprehensive income. Further declines in the fair value of equity instruments after impairment are recognised in the income statement.

230 |

7 Credit impairment charges and other provisions continued

Critical accounting estimates and judgements

The calculation of impairment involves the use of judgement, based on the Group’s experience of managing credit risk.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for retail portfolios is £1,892m (2013: £2,161m; 2012: £2,075m) and amounts to 86% (2013: 71%; 2012: 63%) of the total impairment charge on loans and advances.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £312m (2013: £901m; 2012: £1,228m) and amounts to 14% (2013: 29%; 2012: 37%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Risk review.

	2014	2013	2012
	£m	£m	£m
New and increased impairment allowances	3,230	3,929	4,447
Releases	(809)	(683)	(928)
Recoveries	(221)	(201)	(212)
Impairment charges on loans and advances	2,200	3,045	3,307
Provision charges/(releases) for undrawn contractually committed facilities and guarantees provided	4	17	(4)
Loan impairment	2,204	3,062	3,303
Available for sale investment	(31)	1	40
Reverse repurchase agreements	(5)	8	(3)
Credit impairment charges and other provisions	2,168	3,071	3,340

More information on the impairment assessment and the measurement of credit losses is included on pages 356 to 359. The movements on the impairment allowance is shown on page 142.

2014

Loan impairment fell 28% to £2,204m, reflecting lower impairment in BNC, PCB, and Africa Banking partially offset by higher charges in Barclaycard.

2013

Loan impairment fell 7% to £3,062m, reflecting lower impairment in Africa Banking and BNC, partially offset by higher charges in Barclaycard.

| 231

Notes to the financial statements

Performance/return

8 Operating expenses

Accounting for staff costs

The Group applies IAS 19 Employee benefits in its accounting for most of the components of staff costs.

Short-term employee benefits – salaries, accrued performance costs and social security are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs – recognised to the extent that the Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the services.

Deferred cash bonus awards and deferred share bonus awards are made to employees to incentivise performance over the vesting period. To receive payment under an award, employees must provide service over the vesting period, typically three years from the grant date. The period over which the expense for deferred cash and share bonus awards is recognised is based upon the common understanding between the employee and the Group and the terms and conditions of the award. The Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest as this is the period over which the employees understand that they must provide service in order to receive awards. The table on page 54 details the relevant award dates, payment dates and the period in which the income statement charge arises for bonuses. No expense has been recognised in 2014 for the deferred bonuses that will be granted in March 2015, as they are dependent upon future performance rather than performance during 2014.

The accounting policies for share based payments, and pensions and other post retirement benefits are included in Note 34 and Note 35 respectively.

	2014	2013	2012
	£m	£m	£m
Infrastructure costs
Property and equipment	1,570	1,610	1,656
Depreciation of property, plant and equipment	585	647	669
Operating lease rentals	594	645	622
Amortisation of intangible assets	522	480	435
Impairment of property, equipment and intangible assets	172	149	17
Total infrastructure costs	3,443	3,531	3,399
Administration and general costs
Consultancy, legal and professional fees	1,104	1,253	1,182
Subscriptions, publications, stationery and communications	842	869	727
Marketing, advertising and sponsorship	558	583	572
Travel and accommodation	213	307	324
UK bank levy	462	504	345
Goodwill impairment	–	79	–
Other administration and general expenses	442	691	546
Total administration and general costs	3,621	4,286	3,696
Staff costs	11,005	12,155	11,467
Provision for PPI and interest rate hedging redress	1,110	2,000	2,450
Provision for ongoing investigations and litigation relating to Foreign Exchange	1,250	–	–
Operating expenses	20,429	21,972	21,012

For information on staff costs, refer to pages 53 to 54 of the Remuneration Report.

2014

Operating expenses have reduced by 7% to £20,429m, primarily driven by savings from Transform programmes, including a 5% reduction in headcount and currency movements, lower charges for PPI and interest rate hedging, reduced IT and infrastructure spend and non-occurrence of various provisions raised last year. This was partially offset by the charge of £1,250m (2013 : £nil) for ongoing investigations and litigation relating to Foreign Exchange.

The impact of the transform cost reduction programmes have driven savings across infrastructure and administration costs. Staff costs have decreased by 9% to £11,005m reflecting a 5% net reduction in headcount and reductions in incentive awards granted.

2013

Operating expenses have increased 5% to £21,972m. This was driven by increased staff costs, increased infrastructure costs due to the Transform programme, increased consultancy, legal and professional costs to meet new regulatory requirements such as the Dodd-Frank Act and CRD IV, an increase in the UK bank levy reflecting the increased rate and an increase in impairment in relation to premises restructuring in Europe. Within other administration and general expenses, increases in provisions for litigation and regulatory penalties were offset by the non-recurrence of the £290m penalty incurred in 2012 arising from the industry-wide investigation into the setting of inter-bank offered rates.

232 |

9 Profit/(loss) on disposal of subsidiaries, associates and joint ventures

During the year, the loss on disposal of subsidiaries, associates, and joint ventures was £471m (2013: gain of £6m), principally relating to the announced disposal of Spanish entities. Please refer to Note 45 Non-current assets held for disposal and associated liabilities.

10 Tax

Accounting for income taxes

Barclays applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (Current Tax) is recognised as an expense in the period in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offset against taxable profits arising in the current or prior period. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

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

	2014	2013	2012
	£m	£m	£m
Current tax charge
Current year	1,421	1,997	568
Adjustment for prior years	(19)	156	207
	1,402	2,153	775
Deferred tax charge/(credit)
Current year	75	(68)	(72)
Adjustment for prior years	(66)	(514)	(87)
	9	(582)	(159)
Tax charge	1,411	1,571	616

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax charge of £42m (2013: £37m charge) principally relating to share based payments in 2014 and 2012, and the UK rate change in 2013.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2014	2013	2012
	£m	£m	£m
Profit before tax from continuing operations	2,256	2,868	797
Tax charge based on the standard UK corporation tax rate of 21.5% (2013: 23.25%; 2012: 24.5%)	485	667	195
Effect of non-UK profits/losses at statutory tax rates different from the UK statutory tax rate	171	267	401
Non-creditable taxes	329	559	563
Non-taxable gains and income	(282)	(234)	(642)
Share based payments	21	(13)	(63)
Changes in recognition and measurement of deferred tax assets	(183)	409	(135)
Change in tax rates	9	(159)	(75)
Non-deductible impairment charges, loss on disposals and UK bank levy	333	118	84
Other items including non-deductible expenses	613	315	168
Adjustments in respect of prior years	(85)	(358)	120
Tax charge	1,411	1,571	616
Effective tax rate	62.5%	54.8%	77.3%

The tax charge of £1,411m (2013: £1,571m) represented an effective tax rate of 62.5% (2013: 54.8%) on profit before tax of £2,256m (2013: £2,868m). The effective tax rate increased due to an increase in non-deductible expenses, including the provision for ongoing investigations and litigation relating to Foreign Exchange, and the non-recurrence of a credit of £337m resulting from settlements with non-UK tax authorities in 2013. These were partially offset by a change in the jurisdictional mix of profits, a reduction in non-creditable taxes in 2014 and the non-recurrence of a £440m write down of the Spanish deferred tax asset which increased the rate in 2013. The adjustments in respect of prior years are not considered to be indicative of future trends.

| 233

Notes to the financial statements

Performance/return

10 Tax continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2014	2013
	£m	£m
Assets	219	252
Liabilities	(1,042)	(621)
As at 1 January	(823)	(369)
Income statement	(1,402)	(2,153)
Other comprehensive income	(26)	(2)
Corporate income tax paid	1,552	1,558
Other movements	12	143
	(687)	(823)
Assets	334	219
Liabilities	(1,021)	(1,042)
As at 31 December	(687)	(823)
Deferred tax assets and liabilities The deferred tax amounts on the balance sheet were as follows:
	2014	2013
	£m	£m
Barclays Group US Inc. (BGUS) tax group	1,588	1,449
US Branch of Barclays Bank PLC (US Branch)	1,591	1,362
UK tax group	461	1,171
Spanish tax group	54	353
Other	436	472
Deferred tax asset	4,130	4,807
Deferred tax liability	(262)	(373)
Net deferred tax	3,868	4,434

US deferred tax assets in BGUS and the US Branch

The deferred tax asset in BGUS of £1,588m (2013: £1,449m) includes £348m (2013: £156m) relating to tax losses and the deferred tax asset in the US Branch of £1,591m (2013: £1,362m) includes £479m (2013: £408m) relating to tax losses. Under US tax rules losses can be carried forward and offset against profits for a period of 20 years. The losses first arose in 2007 and therefore any unused amounts may begin to expire in 2028. The remaining balances relate primarily to temporary differences for which there is no time limit on recovery. The US Branch deferred tax asset is stated net of a measurement for UK tax because Barclays Bank PLC is subject to UK tax on the profits of its non-UK branches.

The BGUS tax losses are projected to be fully utilised in 2016 and the US Branch losses in 2018. A 20% reduction in forecast profits of either BGUS or the US Branch would not extend the recovery period.

UK tax group deferred tax asset

The deferred tax asset in the UK tax group of £461m (2013: £1,171m) includes £245m (2013: £499m) relating to tax losses and tax credits. Tax losses and tax credits can be carried forward indefinitely in the UK. The remaining balance relates to other temporary differences. Based on profit forecasts, it is probable that there will be sufficient future taxable profits available against which the temporary differences, losses and tax credits will be utilised.

Spanish tax group deferred tax asset

The reduction to £54m (2013: £353m) reflects a reclassification of deferred tax assets relating to the Spanish business which was held for sale. The remaining deferred tax assets relate to retained businesses and are not dependent on future profitability.

Other deferred tax assets

The deferred tax asset of £436m (2013: £472m) in other entities within the Group includes £243m (2013: £157m) relating to tax losses carried forward.

Of the deferred tax asset of £436m (2013: £472m), an amount of £140m (2013: £114m) relates to entities which have suffered a loss in either the current or prior year. Recognition is based on profit forecasts which indicate that it is probable that the entities will have future taxable profits against which the losses and temporary differences can be utilised.

234 |

10 Tax continued

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share based payments and deferred compensation £m	Other £m	Total £m
Assets	1,525	53	5	490	376	360	1,235	762	1,078	5,884
Liabilities	(761)	(61)	(87)	(9)	–	–	–	–	(532)	(1,450)
At 1 January 2014	764	(8)	(82)	481	376	360	1,235	762	546	4,434
Income statement	172	84	(1)	(54)	70	(87)	4	(40)	(157)	(9)
Other comprehensive income	–	(104)	(380)	(63)	–	–	–	(10)	(5)	(562)
Other movements	51	11	4	(43)	(270)	(40)	76	17	199	5
	987	(17)	(459)	321	176	233	1,315	729	583	3,868
Assets	1,542	18	5	321	176	233	1,315	729	951	5,290
Liabilities	(555)	(35)	(464)	–	–	–	–	–	(368)	(1,422)
At 31 December 2014	987	(17)	(459)	321	176	233	1,315	729	583	3,868

Assets	158	61	53	542	457	105	1,636	858	1,190	5,060
Liabilities	(225)	(67)	(714)	(1)	–	–	–	–	(831)	(1,838)
At 1 January 2013	(67)	(6)	(661)	541	457	105	1,636	858	359	3,222
Income statement	904	(12)	–	(65)	(74)	270	(400)	(45)	4	582
Other comprehensive income	–	(17)	571	(5)	–	–	122	(33)	(1)	637
Other movements	(73)	27	8	10	(7)	(15)	(123)	(18)	184	(7)
	764	(8)	(82)	481	376	360	1,235	762	546	4,434
Assets	1,525	53	5	490	376	360	1,235	762	1,078	5,884
Liabilities	(761)	(61)	(87)	(9)	–	–	–	–	(532)	(1,450)
At 31 December 2013	764	(8)	(82)	481	376	360	1,235	762	546	4,434

Other movements include deferred tax amounts relating to acquisitions, disposals and exchange gains and losses.

The amount of deferred tax liability expected to be settled after more than 12 months is £1,123m (2013: £916m). The amount of deferred tax asset expected to be recovered after more than 12 months is £4,845m (2013: £4,943m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £2,332m (2013: £1,096m), gross tax losses of £9,764m (2013: £10,897m) which includes capital losses of £3,522m (2013: £3,465m), and unused tax credits of £405m (2013: £245m). Tax losses of £341m (2013: £245m) expire within 5 years, £18m (2013: £93m) expire within 6 to 10 years, £812m (2013: £1,043m) expire within 11 to 20 years and £8,593m (2013: £9,516m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to determine the amount of income taxes that would be payable were such temporary differences to reverse.

Critical accounting estimates and judgements

The Group is subject to income taxes in numerous jurisdictions and the calculation of the Group’s tax charge and worldwide provisions for income taxes necessarily involves a degree of estimation and judgement. There are many transactions and calculations for which the ultimate tax treatment is uncertain and cannot be determined until resolution has been reached with the relevant tax authority. The Group has a number of open tax returns with various tax authorities with whom we are in active dialogue. Liabilities relating to these open and judgemental matters are based on estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. These risks are managed in accordance with the Group’s Tax Risk Framework.

Deferred tax assets have been recognised based on business profit forecasts. Further detail on the recognition of deferred tax assets are provided on page 234 in the deferred tax assets and liabilities section of this tax note.

| 235

Notes to the financial statements Performance/return

11 Earnings per share

				2014 £m	2013 £m	2012 £m

(Loss)/profit attributable to equity holders of parent from continuing operations				(174)	540	(624)
Tax credit on profit after tax attributable to other equity holders				54	–	–
Dilutive impact of convertible options				–	1	–

(Loss)/profit attributable to equity holders of parent from continuing operations including dilutive impact of convertible options				(120)	541	(624)

				2014 £m	2013 £m	2012 £m

Basic weighted average number of shares in issue				16,329	14,308	13,045
Number of potential ordinary shares				296	360	389

Diluted weighted average number of shares				16,625	14,668	13,434

	Basic earnings per share			Diluted earnings per share[a]

	2014 p	2013 p	2012 p	2014 p	2013 p	2012 p

(Loss)/earnings per ordinary share from continuing operations	(0.7)	3.8	(4.8)	(0.7)	3.7	(4.8)

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 296m (2013: 360m) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Barclays Africa Group Limited. The decrease in the number of potential ordinary shares is due to the average share price of £2.39 (2013: £2.73) being greater than the average strike price of £2.15 (2013: £2.60) on the 666m (2013: 756m) outstanding options granted under employee share schemes. The schemes have strike prices ranging from £1.30 to £4.59.

Of the total number of employee share options and share awards at 31 December 2014, 24m (2013: 16m) were anti-dilutive.

The 2,021m increase in the basic weighted average number of shares to 16,329m is due to the rights issue in October 2013 and shares issued under employee share schemes and the scrip dividend programme. The rights issue in October 2013 resulted in the issue of an additional 3,219m shares.

12 Dividends on ordinary shares

The Directors have approved a final dividend in respect of 2014 of 3.5p per ordinary share of 25p each which will be paid on 2 April 2015 to shareholders on the Share Register on 11 March 2015. On 31 December 2014, there were 16,498m ordinary shares in issue. The financial statements for the year ended 31 December 2014 does not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2015. The 2014 financial statements include the 2014 interim dividends of £564m (2013: £418m) and final dividend declared in relation to 2013 of £493m (2013: £441m).

Note

a	Potential ordinary shares shall be treated as dilutive when, and only when, their conversion to ordinary shares would increase loss per share.

236 |

Notes to the financial statements Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arms length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Detail regarding the Group’s approach to managing market risk can be found on pages 99 to 100.

13 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Trading portfolio assets		Trading portfolio liabilities

	2014 £m	2013 £m	2014 £m	2013 £m

Debt securities and other eligible bills	65,997	84,560	(28,739)	(40,445)
Equity securities	44,576	42,659	(16,022)	(12,947)
Traded loans	2,693	1,647	–	–
Commodities	1,451	4,203	(363)	(72)

Trading portfolio assets/(liabilities)	114,717	133,069	(45,124)	(53,464)

14 Financial assets designated at fair value

Accounting for financial assets designated at fair value

In accordance with IAS 39, financial assets may be designated at fair value, with gains and losses taken to the income statement in net trading income (Note 5) and net investment income (Note 6). The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15 Derivative financial instruments).

The details on how the fair value amounts are arrived for financial assets designated at fair value are described in fair value of assets and liabilities (Note 18).

	2014 £m	2013 £m

Loans and advances	20,198	18,695
Debt securities	4,448	842
Equity securities	6,306	11,824
Reverse repurchase agreements	5,236	5,323
Customers’ assets held under investment contracts	1,643	1,606
Other financial assets	469	678

Financial assets designated at fair value	38,300	38,968

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception

	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m

Loans and advances designated at fair value, attributable to credit risk[a]	20,198	18,695	(112)	158	(828)	(511)
Value mitigated by related credit derivatives[a]	359	268	–	(14)	18	131

Note

a	2013 balances have been revised to better reflect the credit risk disclosures relating to loans and advances at fair value and credit derivatives.

| 237

Notes to the financial statements Assets and liabilities held at fair value

15 Derivative financial instruments

Accounting for derivatives

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

The Group applies IAS 39. All derivative instruments are held at fair value through profit or loss. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes terms included in a contract or other financial asset or liability (the host), which, had it been a stand-alone contract, would have had met the definition of a derivative. These are separated from the host and accounted for in the same way as a derivative.

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

Total derivatives

	2014			2013

	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m

Total derivative assets/(liabilities) held for trading	32,624,342	438,270	(438,623)	41,983,266	347,555	(345,845)
Total derivative assets/(liabilities) held for risk management	268,448	1,639	(697)	303,645	2,745	(1,273)

Derivative assets/(liabilities)	32,892,790	439,909	(439,320)	42,286,911	350,300	(347,118)

The fair value of gross derivative assets increased by 26% to £440bn driven by increase in interest rate derivatives of £78bn reflecting reduction in the major interest rate forward curves and an increase in foreign exchange derivatives of £14bn due to strengthening of the USD against major currencies. Information on further netting of derivative financial instruments is included within Note 19 Offsetting financial assets and financial liabilities.

238 |

15 Derivative financial instruments continued

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are discussed in the Risk management section on page 336. Trading derivatives are managed within the Group’s market risk management policies, which are outlined on pages 99 to 100.

The Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit Risk section on page 135.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading

	2014			2013

	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m

Foreign Exchange derivatives
Forward Foreign Exchange	1,684,832	31,883	(34,611)	2,482,144	25,504	(29,825)
Currency swaps	1,109,795	32,209	(33,919)	1,287,911	27,138	(27,855)
OTC options bought and sold	895,226	10,267	(10,665)	815,742	6,858	(6,977)

OTC derivatives	3,689,853	74,359	(79,195)	4,585,797	59,500	(64,657)
Foreign Exchange derivatives cleared by central counterparty	11,382	56	(70)	3,368	35	(33)
Exchange traded futures and options – bought and sold	57,623	18	(16)	47,863	70	(75)

Foreign Exchange derivatives	3,758,858	74,433	(79,281)	4,637,028	59,605	(64,765)

Interest rate derivatives
Interest rate swaps	5,779,015	209,962	(200,096)	7,497,699	168,480	(155,883)
Forward rate agreements	467,812	794	(722)	601,123	750	(719)
OTC options bought and sold	3,083,200	67,039	(67,575)	3,909,340	49,827	(50,087)

OTC derivatives	9,330,027	277,795	(268,393)	12,008,162	219,057	(206,689)
Interest rate derivatives cleared by central counterparty	15,030,090	30,166	(31,152)	21,377,621	9,608	(9,178)
Exchange traded futures and options – bought and sold	2,210,602	382	(336)	1,320,840	1,462	(1,459)

Interest rate derivatives	26,570,719	308,343	(299,881)	34,706,623	230,127	(217,326)

Credit derivatives
OTC swaps	896,386	18,864	(17,825)	1,270,020	22,747	(22,890)
Credit derivatives cleared by central counterparty	287,577	4,643	(4,542)	306,164	4,603	(4,178)

Credit derivatives	1,183,963	23,507	(22,367)	1,576,184	27,350	(27,068)

Equity and stock index derivatives
OTC options bought and sold	67,151	6,461	(9,517)	76,145	7,880	(11,227)
Equity swaps and forwards	102,663	1,823	(3,532)	86,497	3,925	(5,271)

OTC derivatives	169,814	8,284	(13,049)	162,642	11,805	(16,498)
Exchange traded futures and options – bought and sold	490,960	6,560	(6,542)	335,773	4,481	(5,532)

Equity and stock index derivatives	660,774	14,844	(19,591)	498,415	16,286	(22,030)

Commodity derivatives
OTC options bought and sold	38,196	1,592	(1,227)	62,564	1,527	(1,369)
Commodity swaps and forwards	61,639	7,985	(8,175)	141,287	8,570	(8,813)

OTC derivatives	99,835	9,577	(9,402)	203,851	10,097	(10,182)
Exchange traded futures and options – bought and sold	350,193	7,566	(8,101)	361,165	4,090	(4,474)
Commodity derivatives	450,028	17,143	(17,503)	565,016	14,187	(14,656)

Derivative assets/(liabilities) held for trading	32,624,342	438,270	(438,623)	41,983,266	347,555	(345,845)

Total OTC derivatives held for trading	14,185,915	388,879	(387,864)	18,230,472	323,206	(320,916)
Total derivatives cleared by central counterparty held for trading	15,329,049	34,865	(35,764)	21,687,153	14,246	(13,389)
Total exchange traded derivatives held for trading	3,109,378	14,526	(14,995)	2,065,641	10,103	(11,540)

Derivative assets/(liabilities) held for trading	32,624,342	438,270	(438,623)	41,983,266	347,555	(345,845)

| 239

Notes to the financial statements Assets and liabilities held at fair value

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management

		2014			2013

		Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
			Assets £m	Liabilities £m		Assets £m	Liabilities £m

Derivatives designated as cash flow hedges
Interest rate swaps		19,218	223	(60)	74,854	844	(484)
Forward foreign exchange		930	17	–	851	55	(16)
Interest rate derivatives cleared by central counterparty		82,550	–	–	85,104	–	–

Derivatives designated as cash flow hedges		102,698	240	(60)	160,809	899	(500)

Derivatives designated as fair value hedges
Interest rate swaps		27,345	1,379	(590)	39,964	1,278	(752)
Interest rate derivatives cleared by central counterparty		135,553	–	–	83,495	–	–

Derivatives designated as fair value hedges		162,898	1,379	(590)	123,459	1,278	(752)

Derivatives designated as hedges of net investments
Forward foreign exchange		2,852	20	(47)	19,377	568	(21)

Derivatives designated as hedges of net investments		2,852	20	(47)	19,377	568	(21)

Derivative assets/(liabilities) held for risk management		268,448	1,639	(697)	303,645	2,745	(1,273)

Total OTC derivatives held for risk management		50,345	1,639	(697)	135,046	2,745	(1,273)
Total derivatives cleared by central counterparty held for risk management		218,103	–	–	168,599	–	–

Derivative assets/(liabilities) held for risk management		268,448	1,639	(697)	303,645	2,745	(1,273)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	One to two years £m	Two to three years £m	Three to four years £m	Four to five years £m	More than five years £m

2014
Forecast receivable cash flows	4,277	308	491	695	729	651	1,403
Forecast payable cash flows	972	178	770	10	7	4	3

2013
Forecast receivable cash flows	6,438	367	500	904	1,126	1,135	2,406
Forecast payable cash flows	1,095	231	128	701	12	14	9

Amounts recognised in net interest income

						2014 £m	2013 £m

Gains/(losses) on the hedged items attributable to the hedged risk						2,610	(591)
(Losses)/gains on the hedging instruments						(2,797)	773

Fair value ineffectiveness						(187)	182
Cash flow hedging ineffectiveness						41	(76)

Gains and losses transferred from the cash flow hedging reserve to the income statement included a £52m gain (2013: £66m gain) transferred to interest income; a £778m gain (2013: £554m gain) to interest expense; a £15m loss (2013: £44m loss) to net trading income; £nil (2013: £5m loss) to administration and general expenses; and a £78m loss (2013: 62m loss) to taxation.

240 |

16 Available for sale financial assets

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

	2014 £m	2013 £m

Debt securities and other eligible bills	85,539	91,298
Equity securities	527	458

Available for sale investments	86,066	91,756

Critical accounting estimates and judgements

Approximately $1.7bn (£1.1bn) of the assets acquired as part of the 2008 acquisition of the North American business of Lehman Brothers had not been received by 31 December 2014. Approximately $0.8bn (£0.5bn) of this amount has been recognised, as an available for sale asset. As discussed in Note 29, Barclays’ entitlement to these assets is the subject of legal proceedings between the SIPA Trustee for Lehman Brothers Inc. and Barclays. As such, there continues to be significant judgement involved in the valuation of this asset and uncertainty relating to the outcome of ongoing appeals. The Group takes the view that the effective provision of $0.9bn (£0.6bn) that is reflected in its estimate of fair value is appropriate. The valuation of this asset will be kept under review as legal proceedings progress.

17 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IAS 39, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). The Group has the ability to do this when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

The details on how the fair value amounts are arrived for financial liabilities designated at fair value are described in fair value of assets and liabilities (Note 18).

	2014		2013

	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m

Debt securities	42,395	44,910	49,244	52,306
Deposits	7,206	7,301	8,071	9,161
Liabilities to customers under investment contracts	1,823	–	1,705	–
Repurchase agreements	5,423	5,433	5,306	5,331
Other financial liabilities	125	125	470	470

Financial liabilities designated at fair value	56,972	57,769	64,796	67,268

The cumulative own credit net loss recognised is £716m (2013: £800ma).

Note

a	The cumulative own credit balance for 2013 is revised to better reflect the cumulative own credit gains/losses.

| 241

Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments

Accounting for financial assets and liabilities – fair values

The Group applies IAS 39. All financial instruments are initially recognised at fair value on the date of initial recognition and, depending on the classification of the asset or liability, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Group’s financial assets and liabilities, especially derivatives, quoted prices are not available, and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract, and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as spreads on Barclays’ issued bonds or credit default swaps. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary. The best evidence of an instrument’s fair value on initial recognition is typically the transaction price. However, if fair value can be evidenced by comparison with other observable current market transactions in the same instrument, or is based on a valuation technique whose inputs include only data from observable markets, then the instrument should be recognised at the fair value derived from such observable market data.

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

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to reasonably possible changes in significant unobservable inputs is shown on page 251.

Critical accounting estimates and judgements

The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs (‘Level 3’ assets and liabilities). This note provides information on those instruments, including the unrealised gains and losses recognised in the period, a description of significant valuation techniques and unobservable inputs, and a sensitivity analysis.

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

242 |

18 Fair value of financial instruments continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value

	Valuation technique using

	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m

As at 31 December 2014
Trading portfolio assets	48,962	59,428	6,327	114,717
Financial assets designated at fair value	9,934	8,461	19,905	38,300
Derivative financial assets	9,863	425,301	4,745	439,909
Available for sale investments	44,234	40,519	1,313	86,066
Other[a]	33	198	15,550	15,781

Total assets	113,026	533,907	47,840	694,773

Trading portfolio liabilities	(26,840)	(17,935)	(349)	(45,124)
Financial liabilities designated at fair value	(15)	(55,141)	(1,816)	(56,972)
Derivative financial liabilities	(10,313)	(424,687)	(4,320)	(439,320)
Other[a]	–	–	(13,115)	(13,115)

Total liabilities	(37,168)	(497,763)	(19,600)	(554,531)

As at 31 December 2013
Trading portfolio assets	54,363	72,285	6,421	133,069
Financial assets designated at fair value	11,188	9,010	18,770	38,968
Derivative financial assets	4,824	340,463	5,013	350,300
Available for sale investments	36,050	53,561	2,145	91,756
Other[a]	134	218	594	946

Total assets	106,559	475,537	32,943	615,039

Trading portfolio liabilities	(29,450)	(24,014)	–	(53,464)
Financial liabilities designated at fair value	(98)	(63,058)	(1,640)	(64,796)
Derivative financial liabilities	(5,627)	(337,172)	(4,319)	(347,118)

Total liabilities	(35,175)	(424,244)	(5,959)	(465,378)

Included in financial assets designated at fair value is the Non-Core Education, Social Housing and Local Authority (ESHLA) loan portfolio of £17.4bn (2013: £15.6bn). This portfolio primarily consists of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans have been categorised as Level 3 in the fair value hierarchy since 2013 due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads.

A revised valuation methodology was adopted as at 31 December 2014 which builds an additional component into the loan spreads used in discounting the portfolio’s expected cash flows, incorporating information on external parties and the factors they may take into account when valuing these assets. The prior approach was to discount cash flows using a credit-adjusted LIBOR rate. The spread component that has been added to this discount rate incorporates funding rates, the level of comparable assets such as gilts (both current and recent historical levels) and other factors. The change is also consistent with recent industry moves in derivative valuations away from LIBOR-based discounting. Refinements will be made to the approach to the extent that further market evidence is obtained.

The impact of the change was an income statement charge and corresponding fair value reduction in the loan portfolio of £935m. The change has no impact on CET 1 capital, which is based on the CRR prudent valuation and reflects a more conservative cost of funding.

Note

a	Other includes assets and liabilities held for sale of £15,574m (2013: £495m) and £13,115m (2013: nil) respectively, which are measured at fair value on a non-recurring basis. Refer to Note 45 for more information on non-current assets and liabilities held for sale. It also includes investment property of £207m (2013: £451m).

| 243

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

Assets and liabilities held at fair value by product type

	Assets Valuation technique using			Liabilities Valuation technique using

	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m

As at 31 December 2014
Interest rate derivatives	–	308,706	1,239	(5)	(299,181)	(1,344)
Foreign exchange derivatives	4	74,358	108	(3)	(79,188)	(138)
Credit derivatives[a]	–	21,541	1,966	–	(21,958)	(409)
Equity derivatives	3,847	9,750	1,247	(3,719)	(13,780)	(2,092)
Commodity derivatives	6,012	10,946	185	(6,586)	(10,580)	(337)
Government and government sponsored debt	62,577	48,296	1,014	(11,563)	(14,002)	(346)
Corporate debt	151	22,036	3,061	–	(3,572)	(13)
Certificates of deposit, commercial paper and other money market instruments	78	921	–	(4)	(6,276)	(665)
Reverse repurchase and repurchase agreements	–	5,236	–	–	(5,423)	–
Non asset backed loans	1	2,462	17,744	–	–	–
Asset backed securities	30	16,211	1,631	–	(67)	–
Commercial real estate loans	–	–	1,180	–	–	–
Issued debt	–	–	–	(10)	(40,592)	(749)
Equity cash products	40,252	7,823	171	(15,276)	(699)	–
Funds and fund linked products	–	2,644	631	–	(2,060)	(210)
Physical commodities	4	1,447	–	–	(363)	–
Other[b]	70	1,530	17,663	(2)	(22)	(13,297)

Total	113,026	533,907	47,840	(37,168)	(497,763)	(19,600)

As at 31 December 2013
Interest rate derivatives	–	231,218	1,031	–	(217,517)	(1,046)
Foreign exchange derivatives	–	60,111	117	–	(64,715)	(86)
Credit derivatives[a]	–	25,150	2,200	(26)	(26,262)	(780)
Equity derivatives	3,353	11,665	1,266	(3,926)	(16,237)	(1,867)
Commodity derivatives	1,471	12,319	399	(1,675)	(12,441)	(540)
Government and government sponsored debt	53,518	63,627	220	(17,833)	(17,758)	–
Corporate debt	1,005	34,247	3,040	(63)	(5,247)	(12)
Certificates of deposit, commercial paper and other money market instruments	–	1,493	–	(96)	(5,303)	(409)
Reverse repurchase and repurchase agreements	–	5,323	–	–	(5,306)	–
Non asset backed loans	–	2,493	16,132	–	–	–
Asset backed securities	–	15,141	2,112	–	(105)	–
Commercial real estate loans	–	–	1,198	–	–	–
Issued debt	–	54	1	–	(48,734)	(1,164)
Equity cash products	45,547	397	168	(11,554)	(704)	–
Funds and fund linked products	–	8,509	550	–	(3,369)	(54)
Physical commodities	1,155	3,048	–	–	(72)	–
Other[b]	510	742	4,509	(2)	(474)	(1)

Total	106,559	475,537	32,943	(35,175)	(424,244)	(5,959)

Assets and liabilities reclassified between Level 1 and Level 2

There were no transfers between Level 1 and 2 during the year (2013: £34m).

Notes

a	Credit derivatives includes derivative exposure to monoline insurers.
b	Other includes non-current assets and liabilities held for sale, private equity investments, asset backed loans, US Lehman acquisition assets and investment property.

244 |

18 Fair value of financial instruments continued

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2014 £m					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI £m	Transfers		As at 31 December 2014 £m

		Purchases £m	Sales £m	Issues £m	Settlements £m	Trading income £m	Other income £m		In £m	Out £m

Government and government sponsored debt	161	96	(198)	–	(46)	5	–	–	676	(9)	685
Corporate debt	3,039	177	(332)	–	(370)	484	–	–	39	(11)	3,026
Asset backed securities	2,111	1,037	(1,552)	–	(141)	178	–	–	8	(31)	1,610
Non asset backed loans	176	250	(30)	–	(49)	2	–	–	13	(89)	273
Funds and fund linked products	494	–	(92)	–	–	(17)	–	–	204	–	589
Other	440	8	(369)	–	54	22	–	–	–	(11)	144

Trading portfolio assets	6,421	1,568	(2,573)	–	(552)	674	–	–	940	(151)	6,327

Commercial real estate loans	1,198	2,919	(2,678)	–	(334)	76	(2)	–	–	–	1,179
Non asset backed loans	15,956	2	(177)	–	(81)	1,830	9	–	–	(68)	17,471
Asset backed loans	375	855	(777)	–	(4)	19	–	–	1	(76)	393
Private equity investments	1,168	173	(500)	–	(11)	4	82	–	–	(215)	701
Other	73	75	(1)	–	(35)	9	32	–	2	6	161

Financial assets designated at fair value	18,770	4,024	(4,133)	–	(465)	1,938	121	–	3	(353)	19,905

Asset backed securities	1	–	–	–	–	–	–	–	–	–	1
Government and government sponsored debt	59	281	(12)	–	(1)	–	–	–	–	–	327
Other	2,085	37	(78)	–	(1,694)	1	586	74	4	(30)	985

Available for sale investments	2,145	318	(90)	–	(1,695)	1	586	74	4	(30)	1,313

Other[a]	451	47	(238)	–	–	–	5	–	–	(58)	207

Trading portfolio liabilities	–	–	–	–	–	(3)	–	–	(346)	–	(349)

Certificates of deposit, commercial paper and other money market instruments	(409)	–	–	(254)	12	2	88	–	(108)	3	(666)
Issued debt	(1,164)	–	–	(16)	293	88	–	–	(48)	99	(748)
Other	(67)	–	–	(341)	10	6	30	–	(40)	–	(402)

Financial liabilities designated at fair value	(1,640)	–	–	(611)	315	96	118	–	(196)	102	(1,816)

Interest rate derivatives	(15)	5	45	(5)	7	(358)	–	–	103	113	(105)
Credit derivatives	1,420	11	–	–	42	121	–	–	(81)	44	1,557
Equity derivatives	(601)	86	(12)	(305)	113	(278)	–	–	(14)	166	(845)
Commodity derivatives	(141)	–	–	(3)	(10)	4	–	–	(11)	9	(152)
Foreign exchange derivatives	31	–	(12)	(4)	(71)	(6)	–	–	29	3	(30)

Net derivative financial instruments[b]	694	102	21	(317)	81	(517)	–	–	26	335	425

Total	26,841	6,059	(7,013)	(928)	(2,316)	2,189	830	74	431	(155)	26,012

Notes

a	Other consists of investment property. Non-current assets held for sale of £15,574m (2013: £495m) and liabilities in a disposal group classified as held for sale of £13,115m (2013: nil) are not included as these are measured at fair value on a non-recurring basis. £(58)m of transfers out as at 31 December 2014 refers to investment property transferred to the disposal group classified as held for sale.
b	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,745m (2013: £5,013m) and derivative financial liabilities are £4,320m (2013: £4,319m).

| 245

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Level 3 movement analysis continued

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2013 £m					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI £m	Transfers		As at 31 December 2013 £m

		Purchases £m	Sales £m	Issues £m	Settlements £m	Trading income £m	Other income £m		In £m	Out £m

Government and government sponsored debt	321	135	(199)	82	(23)	(3)	(11)	–	–	(141)	161
Corporate debt	3,136	84	(83)	–	–	(46)	–	–	–	(52)	3,039
Asset backed securities	3,614	2,773	(4,729)	–	(389)	831	–	–	50	(39)	2,111
Non asset backed loans	344	91	(281)	35	(37)	16	–	–	8	–	176
Funds and fund linked products	685	–	(64)	–	–	(95)	–	–	–	(32)	494
Other	414	46	(42)	–	(44)	44	–	–	34	(12)	440

Trading portfolio assets	8,514	3,129	(5,398)	117	(493)	747	(11)	–	92	(276)	6,421

Commercial real estate loans	1,798	1,542	(1,717)	–	(526)	156	2	–	2	(59)	1,198
Non asset backed loans	2,021	390	(1)	–	(208)	(1,441)	(107)	–	15,317	(15)	15,956
Asset backed loans	564	595	(748)	–	(23)	106	–	–	–	(119)	375
Private equity investments	1,350	161	(134)	–	(87)	50	(139)	–	18	(51)	1,168
Other	353	11	(237)	–	(28)	(36)	(1)	–	105	(94)	73

Financial assets designated at fair value	6,086	2,699	(2,837)	–	(872)	(1,165)	(245)	–	15,442	(338)	18,770

Asset backed securities	492	–	(521)	–	(29)	(1)	30	30	–	–	1
Government and government sponsored debt	46	13	–	–	(1)	–	1	–	–	–	59
Other	2,342	25	(77)	–	(471)	1	255	2	36	(28)	2,085

Available for sale investments	2,880	38	(598)	–	(501)	–	286	32	36	(28)	2,145

Other[a]	1,686	151	(1,210)	–	–	17	(31)	–	–	(162)	451

Trading portfolio liabilities	(2)	(1)	–	–	–	1	–	–	–	2	–

Certificates of deposit, commercial paper and other money market instruments	(760)	–	–	–	7	204	93	–	–	47	(409)
Issued debt	(1,439)	–	9	(67)	319	60	6	–	(205)	153	(1,164)
Other	(156)	(2)	1	–	(2)	(3)	3	–	–	92	(67)

Financial liabilities designated at fair value	(2,355)	(2)	10	(67)	324	261	102	–	(205)	292	(1,640)

Interest rate derivatives	149	(26)	(1)	–	31	262	2	–	(26)	(406)	(15)
Credit derivatives	1,776	95	(66)	(2)	54	(488)	(81)	–	(74)	206	1,420
Equity derivatives	(608)	301	(1)	(394)	(48)	151	2	–	(85)	81	(601)
Commodity derivatives	117	(57)	–	(44)	42	66	1	–	(146)	(120)	(141)
Foreign exchange derivatives	(40)	–	–	–	145	(44)	1	–	(10)	(21)	31
Other	(164)	–	–	–	–	–	–	–	–	164	–

Net derivative financial instruments[b]	1,230	313	(68)	(440)	224	(53)	(75)	–	(341)	(96)	694

Total	18,039	6,327	(10,101)	(390)	(1,318)	(192)	26	32	15,024	(606)	26,841

Notes

a	Other consists of investment property. Non-current assets held for sale of £15,574m (2013: £495m) and liabilities in a disposal group classified as held for sale of £13,115m (2013: nil) are not included as these are measured at fair value on a non-recurring basis. £(58)m of transfers out as at 31 December 2014 refers to investment property transferred to the disposal group classified as held for sale.
b	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,745m (2013: £5,013m) and derivative financial liabilities are £4,320m (2013: £4,319m)

246 |

18 Fair value of financial instruments continued

Assets and liabilities move between Level 2 and Level 3 primarily due to (i) an increase or decrease in observable market activity related to an input; or (ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

During 2014, transfers into Level 3 totalled £431m (2013: £15,024m). This was primarily due to:

¡	£676m of government and government sponsored debt held as trading portfolio assets following a decrease in observable market activity for UK Gilt strips;

¡	£204m in fund and fund linked products held as trading portfolio assets;

¡	£(346)m of government and government sponsored debt held as trading portfolio liabilities; and

¡	£(108)m of certificates of deposit, commercial paper and other money market instruments which are designated as held at fair value through profit and loss.

Transfers out of Level 3 totalled £155m (2013: £606m). This was primarily due to:

¡	£215m of private equity investments held as financial assets designated at fair value through profit and loss;

¡	£89m of non-asset backed loans held as trading portfolio assets; and

¡	£(166)m of equity derivatives as a result of more observable valuation inputs.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at period end

	2014				2013

As at 31 December	Income statement		Other compre- hensive income £m	Total £m	Income statement		Other compre- hensive income £m	Total £m

	Trading income £m	Other income £m			Trading income £m	Other income £m

Trading portfolio assets	466	–	–	466	222	–	–	222
Financial assets designated at fair value	1,849	(9)	–	1,840	(1,276)	10	–	(1,266)
Available for sale assets	–	572	80	652	–	(5)	27	22
Trading portfolio liabilities	(3)	–	–	(3)	–	–	–	–
Financial liabilities designated at fair value	98	118	–	216	74	–	–	74
Other	–	5	–	5	(27)	(31)	–	(58)
Net derivative financial instruments	(238)	–	–	(238)	(411)	(75)	–	(486)

Total	2,172	686	80	2,938	(1,418)	(101)	27	(1,492)

The trading income of £1,849m within financial assets designated at fair value was primarily due to gains on the ESHLA fixed rate loan portfolio as a result of a decrease in interest rate forward curves offset by the reduction in fair value of £935m arising from the valuation methodology change described on page 243. The gains relating to interest rate curves are offset by a trading loss recognised on the Level 2 derivative instruments that hedge the ESHLA loan portfolio interest rate risk.

Trading income of £466m on trading portfolio assets and net derivative financial instruments of £(238)m was driven by the effects of the decrease in interest rate forward curves, with Level 3 assets and liabilities increasing over the period.

Other income of £572m on available for sale assets was driven by foreign exchange fluctuations and a £461m valuation gain on the US Lehman acquisition assets.

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

The valuation techniques used for the material products within Levels 2 and 3, and observability and sensitivity analysis for products within Level 3 are described below.

| 247

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

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

Balance guaranteed swaps are valued using cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying asset performance, independent research, ABX indices, broker quotes, observable trades on similar securities, and third party pricing sources. Prepayment is projected based on observing historic prepayment rates.

Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying. Certain correlation, convexity, long dated forwards and volatility exposures are unobservable beyond liquid maturities. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

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

Valuation: Exotic and non-exotic derivatives are valued using industry standard and bespoke models. Input parameters include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

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

Valuation: CDS are valued using a market standard model that incorporates the credit curve as its principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies. Where credit spreads are unobservable, they are determined with reference to recent transactions or proxied from bond spreads on observable trades of the same issuer or other similar entities. Synthetic CDOs are valued using a model that calculates fair value based on credit spreads, recovery rates, correlations and interest rates, and is calibrated to the index tranche market.

Observability: CDS contracts referencing entities that are not actively traded are considered unobservable. The correlation input to synthetic CDO valuation is considered unobservable as it is proxied from the observable index tranche market. Where an asset backed credit derivative does not have an observable market price and the valuation is determined using a model, an instrument is considered unobservable.

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

248 |

18 Fair value of financial instruments continued

Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying.

Level 3 sensitivity: Sensitivity is estimated based on the dispersion of consensus data services either directly or through proxies.

Derivative exposure to monoline insurers

Description: These products are derivatives through which credit protection has been purchased on structured debt instruments (primarily collateralised loan obligations or CLOs) from monoline insurers.

Valuation: Given the bespoke nature of the CDS, the primary valuation input is the price of the cash instrument it protects.

Observability: While the market value of the cash instrument underlying the CDS contract may be observable, its use in the valuation of CDS is considered unobservable due to the bespoke nature of the monoline CDS contracts.

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

Non-asset backed loans

Description: This category is largely made up of fixed rate loans, such as the ESHLA portfolio, which are valued using models that discount expected future cash flows.

Valuation: Fixed rate loans are valued using models that calculate fair value based on observable interest rates and unobservable loan spreads. Unobservable loan spreads incorporate funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.

Observability: Within this population, the unobservable input is the loan spread.

Level 3 sensitivity: The sensitivity for fixed rate loans is calculated by applying a shift to loan spreads.

Asset backed securities

Description: These are securities that are linked to the cash flows of a pool of referenced assets via securitisation. This category includes residential mortgage backed securities, commercial mortgage backed securities, CDOs, CLOs and other asset backed securities.

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

Observability: Where an asset backed product does not have an observable market price, and the valuation is determined using a discounted cash flow analysis, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on externally sourced pricing dispersion, defined at the position level.

| 249

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

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

Observability: Since each commercial real estate loan is unique in nature, and the secondary loan market is relatively illiquid, valuation inputs are generally considered unobservable.

Level 3 sensitivity: For performing loans, sensitivity is determined by stressing the credit spread for each loan. For loans which have significant uncertainty regarding loan performance, sensitivity is determined by either a range of bids or by stressing the inputs to independent third party appraisals.

Issued debt

Description: This category contains Barclays’ issued notes.

Valuation: Fair valued Barclays’ issued notes are valued using discounted cash flow techniques and industry standard models incorporating various observable input parameters depending on the terms of the instrument.

Observability: Barclays’ issued notes are generally observable. Structured notes are debt instruments containing embedded derivatives. Where either an input to the embedded derivative or the debt instrument is deemed unobservable and significant to the overall valuation of the note, the structured note is classified as Level 3.

Level 3 sensitivity: Sensitivity to the unobservable input in the embedded derivative is calculated in line with the method used for the derivative instrument concerned and incorporated within the derivative lines.

Private equity investments

Description: This category includes private equity investments.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis, and comparison with the earnings multiples of listed comparative companies. Full valuations are generally performed at least biannually, with the positions reviewed periodically for material events that might impact upon fair value. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

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

Other

Description: The US Lehman acquisition assets are included within Other. For more details, refer to Note 29. Other also includes investment property and non-current assets held for sale. See below for more details.

Level 3 sensitivity: No stress has been applied to the receivables relating to the Lehman acquisition (Note 29). The sensitivity inherent in the measurement of the receivables is akin to a litigation provision. Due to this, an upside and downside stress on a basis comparable with the other assets cannot be applied.

Investment property

Description: Investment property consists of commercial real estate property including most of the major property types: retail, office, industrial and multi-family properties.

Valuation: Investment property is valued using competitive asset specific market bids. When bids are unavailable, valuations are determined by independent third party appraisers through a discounted cash flow analysis. The key inputs to the discounted cash flow valuation are capitalisation rates, yields, growth rate, and loss given default.

Observability: Since each investment property is unique in nature and the commercial real estate market is illiquid, valuation inputs are largely unobservable.

Non-current assets held for sale

Description: Non-current assets held for sale materially consists of the Spanish business, which includes all assets and liabilities of Barclays Bank S.A.U. and its subsidiaries being offered for sale.

Valuation: Non-current assets held for sale are valued at the lower of carrying value and fair value less cost to sell. The Spanish business has been recognised at the agreed price less costs to sell.

Observability: There is no liquid market for such transactions and therefore valuation inputs are largely unobservable.

Level 3 sensitivity: The Spanish business is valued at the agreed price less costs to sell and is not expected to display significant sensitivity.

250 |

18 Fair value of financial instruments continued

Complex derivative instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays’ own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussion with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are, like any other third-party valuation, considered when determining Barclays’ fair value estimates.

Sensitivity analysis of valuations using unobservable inputs
	Fair value		Favourable changes		Unfavourable changes
	Total assets £m	Total liabilities £m	Income statement £m	Equity £m	Income statement £m	Equity £m
As at 31 December 2014
Interest rate derivatives	1,239	(1,344)	70	–	(71)	–
Foreign exchange derivatives	108	(138)	36	–	(36)	–
Credit derivatives[a]	1,966	(409)	81	–	(229)	–
Equity derivatives	1,247	(2,092)	220	–	(220)	–
Commodity derivatives	185	(337)	46	–	(46)	–
Government and government sponsored debt	1,014	(346)	–	–	(2)	–
Corporate debt	3,061	(13)	26	(1)	(9)	(4)
Certificates of deposit, commercial paper and other money market instruments	–	(665)	3	–	3	–
Non-asset backed loans	17,744	–	1,164	–	(820)	–
Asset backed securities	1,631	–	46	1	(72)	(1)
Commercial real estate loans	1,180	–	20	–	(19)	–
Issued debt	–	(749)	–	–	–	–
Equity cash products	171	–	–	11	–	(11)
Funds and fund linked products	631	(210)	14	–	(14)	–
Other[b]	17,663	(13,297)	180	82	(156)	(55)
Total	47,840	(19,600)	1,906	93	(1,691)	(71)

As at 31 December 2013
Interest rate derivatives	1,031	(1,046)	246	–	(251)	–
Foreign exchange derivatives	117	(86)	32	–	(32)	–
Credit derivatives[a]	2,200	(780)	145	–	(287)	–
Equity derivatives	1,266	(1,867)	234	–	(234)	–
Commodity derivatives	399	(540)	41	–	(41)	–
Government and government sponsored debt	220	–	1	–	(1)	–
Corporate debt	3,040	(12)	10	–	(4)	–
Certificates of deposit, commercial paper and other money market instruments	–	(409)	–	–	–	–
Non-asset backed loans	16,132	–	151	–	(1,177)	–
Asset backed securities	2,112	–	104	1	(74)	(1)
Commercial real estate loans	1,198	–	61	–	(29)	–
Issued debt	1	(1,164)
Equity cash products	168	–	–	12	–	(12)
Funds and fund linked products	550	(54)	25	–	(25)	–
Other[b]	4,509	(1)	208	58	(203)	(47)
Total	32,943	(5,959)	1,258	71	(2,358)	(60)

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1.9bn (2013: £1.3bn) or to decrease fair values by up to £1.7bn (2013: £2.4bn) with substantially all the potential effect impacting the income statement rather than directly impacting equity. The increase in favourable change and corresponding decrease in unfavourable change for non-asset backed loans between 2014 and 2013 has resulted from the fair value methodology change described on page 243, which moved the fair valuation for the ESHLA portfolio towards the middle of the range of potential outcomes.

Notes

a    Credit derivatives includes derivative exposure to monoline insurers.

b    Other includes non-current assets and liabilities held for sale, which are measured at fair value on a non-recurring basis, private equity investments, asset backed loans, US Lehman acquisition assets and investment property.

| 251

Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Total assets	Total liabilities	Valuation	Significant unobservable	2014 Range		2013 Range
	£m	£m	technique(s)	inputs	Min	Max	Min	Max	Units[a]
Derivative financial instruments[b]
Interest rate	1,239	(1,344)	Discounted cash flows	Inflation forwards	(0.5)	11	(0.1)	4	%
derivatives			Option model	Inflation volatility	0.4	3	1	2	%
				IR – IR correlation	(88)	100	(34)	100	%
				FX – IR correlation	14	90	14	90	%
				Interest rate volatility	–	97	8	52	%
Credit derivatives	1,966	(409)	Discounted cash flows	Credit spread	116	240	138	1,530	bps
			Correlation model	Credit correlation	36	90	22	81	%
				Credit spread	6	5,898	206	934	bps
			Comparable pricing	Price	64	100	–	100	points
Equity derivatives	1,247	(2,092)		Equity volatility	1	97	13	97	%
				Equity – equity correlation	(55)	99	25	96	%
				Equity – FX correlation	(80)	55	(91)	55	%
Non-derivative financial instruments
Corporate debt	3,061	(13)	Discounted cash flows	Credit spread	140	900	138	540	bps
			Comparable pricing	Price	–	104	–	120	points
Asset backed	1,631	–	Discounted cash flows	Conditional prepayment rate	–	5	–	54	%
securities				Constant default rate	–	9	–	15	%
				Loss given default	45	100	–	100	%
				Yield	3	11	–	52	%
				Credit spread	74	2,688	13	5,305	bps
			Comparable pricing	Price	–	100	–	201	points
Commercial real	1,180	–	Discounted cash flows	Loss given default	–	100	–	100	%
estate loans				Yield	4	8	2	26	%
				Credit spread	124	675	134	294	bps
Non-asset backed	17,744	–	Discounted cash flows	Loan spread	39	1,000	–	1,124	bps
securities
Other[c]	2,320	(182)	Discounted cash flows	Constant default rate	–	–	2	10	%
				Loss given default	–	–	33	95	%
				Yield	8	9	3	35	%
			Comparable pricing	Price	–	133	–	102	points
			Net asset value[d]	Net asset value

Notes

a	The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
b	Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 53-825bps.
c	Other includes private equity investments, asset-backed loans, US Lehman acquisition assets and investment property.
d	A range has not been provided for net asset value as there would be a wide range reflecting the diverse nature of the positions.

252 |

18 Fair value of financial instruments continued

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement, a description of those interrelationships is included below.

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

In general, a significant increase in comparable price in isolation will result in a movement in fair value that is favourable for the holder of a cash instrument.

For a derivative instrument, a significant increase in an input derived from a comparable price in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Conditional prepayment rate

Conditional prepayment rate is the proportion of voluntary, unscheduled repayments of loan principal by a borrower. Prepayment rates affect the weighted average life of securities by altering the timing of future projected cash flows.

A significant increase in a conditional prepayment rate in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Conditional prepayment rates are typically inversely correlated to credit spread i.e. securities with high borrower credit spread typically experience lower prepayment rates, and also tend to experience higher default rates.

Constant default rate

The constant default rate represents an annualised rate of default of the loan principal by the borrower.

A significant increase in a constant default rate in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Constant default rate and conditional prepayment rates are typically inversely correlated: fewer defaults on loans typically will mean higher credit quality and therefore more prepayments.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable). Correlation is a key input into valuation of derivative contracts with more than one underlying instrument. For example, where an option contract is written on a basket of underlying names, the volatility of the basket, and hence the fair value of the option, will depend on the correlation between the basket components. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a collateralised debt obligation structure.

A significant increase in correlation in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Credit spread

Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant would demand for taking exposure to the credit risk of an instrument, and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in credit spread in isolation will result in a movement in fair value that is unfavourable for the holder of a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Loan spread

Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect funding costs, credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in loan spreads in isolation will result in a movement in fair value that is unfavourable for the holder of a loan.

Forwards

A price or rate that is applicable to a financial transaction that will take place in the future. A forward is generally based on the spot price or rate, adjusted for the cost of carry, and defines the price or rate that will be used to deliver a currency, bond, commodity or some other underlying instrument at a point in the future. A forward may also refer to the rate fixed for a future financial obligation, such as the interest rate on a loan payment. In general, a significant increase in a forward in isolation will result in a movement in fair value that is favourable for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Loss given default (LGD)

Loss given default represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding.

In general, a significant increase in the LGD in isolation will translate to lower recovery and lower projected cash flows to pay to the securitisation, resulting in a movement in fair value that is unfavourable for the holder of the securitised product.

| 253

Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Net Asset Value

Net asset value represents the total value of a fund’s assets and liabilities.

In general, a significant increase in net asset value in isolation will result in a movement in fair value that is favourable for a fund.

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

There may be inter-relationships between unobservable volatilities and other unobservable inputs that can be implied from observation (e.g. when equity prices fall, implied equity volatilities generally rise) but these are specific to individual markets and may vary over time.

Yield

The rate used to discount projected cash flows in a discounted future cash flow analysis.

In general, a significant increase in yield in isolation will result in a movement in fair value that is unfavourable for the holder of a cash instrument.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	2014	2013
	£m	£m
Bid-offer valuation adjustments	(396)	(406)
Other exit adjustments	(169)	(208)
Uncollateralised derivative funding	(100)	(67)
Derivative credit valuation adjustments:
– Monolines	(24)	(62)
– Other derivative credit valuation adjustments	(394)	(322)
Derivative debit valuation adjustments	177	310

Bid-offer valuation adjustments

The Group uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the price for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy. Bid-offer levels are derived from market sources, such as broker data.

Other exit adjustments

Market data input for exotic derivatives may not have a directly observable bid-offer spread. In such instances, an exit adjustment is applied as a proxy for the bid-offer adjustment. An example of this is correlation risk where an adjustment is applied to reflect the possible range of values that market participants apply. The exit adjustment may be determined by calibrating to derivative prices, or by scenario analysis or historical analysis. The other exit adjustments have reduced by £39m to £169m respectively as a result of movements in market bid-offer spreads.

Discounting approaches for derivative instruments

Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant Credit Support Annex (CSA). This CSA-aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

Uncollateralised

A fair value adjustment of £100m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the ‘Funding Fair Value Adjustment’ (FFVA). FFVA has increased by £33m to £100m mainly as a result of interest rates decreasing, causing uncollateralised exposures to increase.

FFVA is determined by calculating the net expected exposure at a counterparty level and applying a funding rate to these exposures that reflects the market cost of funding. Barclays’ internal Treasury lending rates are used as an input to the calculation. The approach takes into account the probability of default of each counterparty, as well as any mandatory break clauses.

The FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2014 was to reduce the FFVA by £300m (2013: £200m).

254 |

18 Fair value of financial instruments continued

Uncollateralised derivative trading activity is used to determine this scaling factor. The trading history analysed includes new trades, terminations, trade restructures and novations. The FFVA balance and movement is driven by the Barclays own cost of funding spread over LIBOR, counterparty default probabilities and recovery rates, as well as the market value of the underlying derivatives. Movements in the market value of the portfolio in scope for FFVA are mainly driven by interest rates, inflation rates and Foreign Exchange levels.

Barclays continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate. The above approach has been in use since 2012 with no significant changes.

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

Exposure at default for CVA and DVA is generally based on expected exposure, estimated through the simulation of underlying risk factors. For some complex products, where this approach is not feasible, simplifying assumptions are made, either through proxying with a more vanilla structure, or using current or scenario-based mark to market as an estimate of future exposure. Where strong collateralisation agreement exists as a mitigant to counterparty risk, the exposure is set to zero.

Probability of default and recovery rate information is generally sourced from the CDS markets. For counterparties where this information is not available, or considered unreliable due to the nature of the exposure, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £120m (2013: £105m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors may lead to a systematic bias in the valuation of counterparty credit risk, termed ‘wrong-way’ or ‘right-way’ risk. This is not incorporated into the CVA calculation, but risk of wrong-way exposure is controlled at the trade origination stage.

Derivative credit valuation adjustments increased by £34m to £418m primarily due to an increase in exposure as a result of lower interest rates, partially offset by a reduction in monoline exposure. Derivative debit valuation adjustments have reduced by £133m to £177m primarily as a result of improvements in Barclays credit.

Portfolio exemptions

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £96m (2013: £137m). There are no additions (2013: £53m) and £41m (2013: £64m) of amortisation and releases.

The reserve held for unrecognised gains is predominantly related to derivative financial instruments.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor, by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £3,650m (2013: £3,136m).

Valuation control framework

The valuation control framework covers fair value positions and is a key control in ensuring the material accuracy of valuations.

The valuation control function within Finance is responsible for independent price verification, oversight of prudent and fair value adjustments and escalation of valuation issues.

Governance over the valuation process is the responsibility of the Valuation Committee, and this is the governance forum to which valuation issues are escalated.

The Valuation Committee meets on a monthly basis and is responsible for overseeing valuation policy and practice within the Group. It provides reports to the Board Audit Committee, which examines the judgements taken on valuation and related disclosures.

Price verification uses independently sourced data that is deemed most representative of the market. The characteristics against which the data source is assessed are independence, reliability, consistency with other sources and evidence that the data represents an executable price. The most current data available at balance sheet date is used. Where significant variances are noted in the independent price verification process, an adjustment is made to fair value. Additional fair value adjustments may be made to reflect such factors as bid-offer spreads, market data uncertainty, model limitations and counterparty risk – further detail on these fair value adjustments is disclosed on page 254.

| 255

Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

As at 31 December 2014	Carrying amount £m	Fair value £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
Financial assets
Loans and advances to banks	42,111	42,088	2,693	38,756	639
Loans and advances to customers:
– Home loans	166,974	159,602	–	–	159,602
– Credit cards, unsecured and other retail lending	63,583	63,759	1,214	488	62,057
– Finance lease receivables	5,439	5,340	–	–	–
– Corporate loans	191,771	188,805	233	143,231	45,341
Reverse repurchase agreements and other similar secured lending	131,753	131,753	2	131,751	–

Financial liabilities
Deposits from banks	(58,390)	(58,388)	(4,257)	(54,117)	(14)
Customer accounts:
– Current and demand accounts	(143,057)	(143,085)	(126,732)	(16,183)	(170)
– Savings accounts	(131,163)	(131,287)	(116,172)	(15,086)	(29)
– Other time deposits	(153,484)	(153,591)	(43,654)	(101,736)	(8,201)
Debt securities in issue	(86,099)	(87,522)	(188)	(87,334)	–
Repurchase agreements and other similar secured borrowing	(124,479)	(124,479)	(423)	(124,056)	–
Subordinated liabilities	(21,153)	(22,718)	–	(22,701)	(17)

As at 31 December 2013
Financial assets
Loans and advances to banks	39,422	39,408	3,849	31,572	3,987
Loans and advances to customers:
– Home loans	179,527	170,793	–	–	170,793
– Credit cards, unsecured and other retail lending	64,551	63,944	2,790	1,659	59,495
– Finance lease receivables	5,827	5,759	–	–	–
– Corporate loans	184,332	180,499	635	119,749	60,115
Reverse repurchase agreements and other similar secured lending	186,779	186,756	–	186,756	–

Financial liabilities
Deposits from banks	(55,615)	(55,646)	(4,886)	(50,478)	(282)
Customer accounts:
– Current and demand accounts	(134,849)	(134,849)	(129,369)	(3,254)	(2,226)
– Savings accounts	(123,824)	(123,886)	(106,964)	(15,876)	(1,046)
– Other time deposits	(173,325)	(173,056)	(41,815)	(120,073)	(11,168)
Debt securities in issue	(86,693)	(87,022)	(872)	(85,471)	(679)
Repurchase agreements and other similar secured borrowing	(196,748)	(196,748)	–	(196,748)	–
Subordinated liabilities	(21,695)	(22,193)	–	(22,158)	(35)

The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

256 |

18 Fair value of financial instruments continued

Financial assets

The carrying value of financial assets held at amortised cost (including loans and advances to banks and customers, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the relevant accounting policy noted on pages 259 to 260.

Loans and advances to banks

The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.

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

For retail lending (i.e. Home loans and Credit cards) tailored discounted cash flow models are used to estimate the fair value of different product types. For example, for home loans different models are used to estimate fair values of tracker, offset and fixed rate mortgage products. Key inputs to these models are the differentials between historic and current product margins and estimated prepayment rates.

The discount of fair value to carrying amount for home loans has reduced to 4.4% (2013: 5.0%) due to changes in product mix across the loan portfolio and movements in product margins.

The fair value of Corporate loans is calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays charges a margin over LIBOR depending on credit quality and loss given default and years to maturity. The discount between the carrying and fair value has decreased to 1.5% (2013: 2.1%).

Reverse repurchase agreements

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Financial liabilities

The carrying value of financial liabilities held at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy noted on page 260 and 277.

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

Debt securities in issue

Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value. The fair value difference has increased to 1.7% (2013: 0.4%).

Repurchase agreements

The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Subordinated liabilities

Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issue concerned or issues with similar terms and conditions.

| 257

Notes to the financial statements Assets and liabilities held at fair value

19 Offsetting financial assets and financial liabilities

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

	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset[c]			Amounts not
As at 31 December 2014	Gross amounts £m	Amounts offset £m [a]	Net amounts reported on the balance sheet £m [b]	Financial instruments £m	Financial collateral £m	Net amount £m	subject to enforceable netting arrangements £m [d]	Balance sheet total £m [e]
Derivative financial assets	617,981	(182,274)	435,707	(353,631)	(52,278)	29,798	4,202	439,909
Reverse repurchase agreements and other similar secured lending	204,895	(97,254)	107,641	–	(106,436)	1,205	24,112	131,753
Total Assets	822,876	(279,528)	543,348	(353,631)	(158,714)	31,003	28,314	571,662
Derivative financial liabilities	(617,161)	184,496	(432,665)	353,631	54,311	(24,723)	(6,655)	(439,320)
Repurchase agreements and other similar secured borrowing	(202,218)	97,254	(104,964)	–	104,023	(941)	(19,515)	(124,479)
Total Liabilities	(819,379)	281,750	(537,629)	353,631	158,334	(25,664)	(26,170)	(563,799)

As at 31 December 2013
Derivative financial assets	603,684	(264,816)	338,868	(279,802)	(44,621)	14,445	11,432	350,300
Reverse repurchase agreements and other similar secured lending	246,281	(93,508)	152,773	–	(151,833)	940	34,006	186,779
Total Assets	849,965	(358,324)	491,641	(279,802)	(196,454)	15,385	45,438	537,079
Derivative financial liabilities	(598,472)	264,681	(333,791)	279,802	40,484	(13,505)	(13,327)	(347,118)
Repurchase agreements and other similar secured borrowing	(253,966)	93,508	(160,458)	–	159,686	(772)	(36,290)	(196,748)
Total Liabilities	(852,438)	358,189	(494,249)	279,802	200,170	(14,277)	(49,617)	(543,866)

Related amounts not offset

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

Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk mitigation section on page 364 to 366.

Notes

a	Amounts offset for Derivative financial assets include cash collateral netted of £1,052m (2013: £329m). Amounts offset for Derivative liabilities include cash collateral netted of £3,274m (2013: £194m). Settlements assets and liabilities have been offset amounting to £13,258m (2013: £6,699m). No other significant recognised financial assets and liabilities were offset in the balance sheet. Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.
b	The table excludes Reverse repurchase agreements designated at fair value which are subject to enforceable master netting arrangements of £4bn (2013: £2bn).
c	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
d	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
e	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.

258 |

Notes to the financial statements Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Group’s retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending. Detail regarding the Group’s capital and liquidity position can be found on pages 153-177.

20 Loans and advances to banks and customers

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

In accordance with IAS 39, where the Group no longer intends to trade in financial assets it may transfer them out of the held-for-trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

	2014	2013
As at 31 December	£m	£m

Gross loans and advances to banks	42,111	39,432
Less: allowance for impairment	–	(10)

Loans and advances to banks	42,111	39,422

Gross loans and advances to customers	433,222	441,485
Less: allowance for impairment	(5,455)	(7,248)

Loans and advances to customers	427,767	434,237

Further information on the Group’s loans and advances to banks and customers and impairment allowances are included on pages 111-142.

Prior to 2010 the Group reclassified certain financial assets, originally classified as held for trading, that were deemed to be not held-for-trading purposes to loans and advances. The carrying value and fair value of securities reclassified into loans and advances is £1,862m (2013: £2,812m) and £1,834m (2013: £2,727m) respectively.

If the reclassifications had not been made, the Group’s income statements for 2014 would have included a net gain on the reclassified trading assets of £57m (2013: gain of £57m).

| 259

Notes to the financial statements

Financial instruments held at amortised cost

21 Finance leases

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

	2014				2013

			Present				Present
	Gross		value of		Gross		value of
	investment		minimum	Un-	investment		minimum	Un-
	in finance	Future	lease	guaranteed	in finance	Future	lease	guaranteed
	lease	finance	payments	residual	lease	finance	payments	residual
	receivables	income	receivable	values	receivables	income	receivable	values
	£m	£m	£m	£m	£m	£m	£m	£m

Not more than one year	2,139	(304)	1,835	125	2,004	(286)	1,718	93
Over one year but not more than five years	4,159	(682)	3,477	293	4,308	(662)	3,646	268
Over five years	213	(40)	173	17	539	(76)	463	85

Total	6,511	(1,026)	5,485	435	6,851	(1,024)	5,827	446

The impairment allowance for uncollectable finance lease receivables amounted to £82m (2013: £129m).

Finance lease liabilities

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within Note 26 Accruals, deferred income and other liabilities.

As at 31 December 2014, the total future minimum payments under finance leases were £14m (2013: £19m), of which £5m (2013: £5m) was due within one year. The carrying amount of assets held under finance leases was £31m (2013: £16m).

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

	2014	2013
	£m	£m

Assets
Banks	39,528	67,889
Customers	92,225	118,890

Reverse repurchase agreements and other similar secured lending	131,753	186,779

Liabilities
Banks	49,940	66,896
Customers	74,539	129,852

Repurchase agreements and other similar secured borrowing	124,479	196,748

260 |

Notes to the financial statements Non-current assets and other investments

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

Where leasehold property has a remaining useful life of less than 17 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

Investment property

The Group initially recognises investment property at cost, and subsequently at fair value reflecting market conditions at the reporting date. Gains and losses on re-measurement are included in the income statement.

	Investment			Leased
	property	Property	Equipment	assets	Total
	£m	£m	£m	£m	£m

Cost
As at 1 January 2014	451	3,924	4,552	10	8,937
Additions and disposals	(160)	174	7	–	21
Change in fair value of investment properties	(1)	–	–	–	(1)
Exchange and other movements	(83)	(44)	(209)	–	(336)

As at 31 December 2014	207	4,054	4,350	10	8,621

Accumulated depreciation and impairment
As at 1 January 2014	–	(1,513)	(3,201)	(7)	(4,721)
Depreciation charge	–	(184)	(399)	(2)	(585)
Disposals	–	34	271	–	305
Exchange and other movements	–	(6)	172	–	166

As at 31 December 2014	–	(1,669)	(3,157)	(9)	(4,835)

Net book value	207	2,385	1,193	1	3,786

Cost
As at 1 January 2013	1,686	4,030	4,794	14	10,524
Additions and disposals	(1,052)	21	88	(4)	(947)
Change in fair value of investment properties	41	–	–	–	41
Exchange and other movements	(224)	(127)	(330)	–	(681)

As at 31 December 2013	451	3,924	4,552	10	8,937

Accumulated depreciation and impairment
As at 1 January 2013	–	(1,414)	(3,350)	(6)	(4,770)
Depreciation charge	–	(220)	(426)	(1)	(647)
Disposals	–	113	282	–	395
Exchange and other movements	–	8	293	–	301

As at 31 December 2013	–	(1,513)	(3,201)	(7)	(4,721)

Net book value	451	2,411	1,351	3	4,216

| 261

Notes to the financial statements

Non-current assets and other investments

23 Property, plant and equipment continued

Property rentals of £5m (2013: £70m) and £14m (2013: £38m) have been included in net investment income and other income respectively. Impairment of £61m (2013: £86m) was charged including £38m in respect of premises relating to restructuring in Europe.

The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers. Refer to Note 18 Fair value of assets and liabilities for further details.

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

Intangible assets

Intangible assets other than goodwill are accounted for in accordance with IAS 38 Intangible Assets.

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

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 12 months-25 years.

Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

		Internally		Core
		generated	Other	deposit		Customer	Licences
	Goodwill	software	software	intangibles	Brands	lists	and other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

2014
Cost
As at 1 January 2014	6,346	2,411	556	194	116	1,543	437	11,603
Additions and disposals	36	702	176	–	–	123	7	1,044
Exchange and other movements	(53)	127	(250)	(8)	(4)	55	3	(130)

As at 31 December 2014	6,329	3,240	482	186	112	1,721	447	12,517

Accumulated amortisation and impairment
As at 1 January 2014	(1,468)	(999)	(217)	(85)	(97)	(799)	(253)	(3,918)
Disposals	–	98	21	–	–	14	2	135
Amortisation charge	–	(306)	(19)	(7)	(18)	(142)	(30)	(522)
Impairment charge	–	(74)	(21)	–	–	(5)	–	(100)
Exchange and other movements	26	24	42	4	4	(30)	(2)	68

As at 31 December 2014	(1,442)	(1,257)	(194)	(88)	(111)	(962)	(283)	(4,337)

Net book value	4,887	1,983	288	98	1	759	164	8,180

2013
Cost
As at 1 January 2013	6,585	1,844	478	243	149	1,638	476	11,413
Additions and disposals	–	617	79	–	–	36	6	738
Exchange and other movements	(239)	(50)	(1)	(49)	(33)	(131)	(45)	(548)

As at 31 December 2013	6,346	2,411	556	194	116	1,543	437	11,603

Accumulated amortisation and impairment
As at 1 January 2013	(1,379)	(809)	(158)	(96)	(111)	(717)	(228)	(3,498)
Disposals	–	52	–	–	–	–	3	55
Amortisation charge	–	(241)	(38)	(9)	(13)	(144)	(35)	(480)
Impairment charge	(79)	(38)	(19)	–	–	–	(3)	(139)
Exchange and other movements	(10)	37	(2)	20	27	62	10	144

As at 31 December 2013	(1,468)	(999)	(217)	(85)	(97)	(799)	(253)	(3,918)

Net book value	4,878	1,412	339	109	19	744	184	7,685

262 |

24 Goodwill and intangible assets continued

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2014	2013
	£m	£m

Personal and Corporate Banking	3,471	3,471
Africa Banking	915	948
Barclaycard	427	381
Barclays Non-Core	74	78

Total net book value of goodwill	4,887	4,878

Goodwill

Testing goodwill for impairment involves a significant amount of estimation. This includes the identification of independent cash generating units and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. The allocation is reviewed following business reorganisation. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected pre-tax cash flows and the risk adjusted interest rate appropriate to the operating unit requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable cash flows.

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

Impairment testing of goodwill

During 2014, the Group recognised an impairment charge of £nil (2013: £79m). The impairment charge of £79m recognised in 2013 related to goodwill attributable to businesses acquired by Personal and Corporate Banking which was not supportable based on value in use calculations.

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £1,126m (2013: £1,091m) was allocated to multiple cash-generating units which are not considered individually significant.

Personal and Corporate Banking (PCB)

Goodwill relating to Woolwich was £3,130m (2013: £3,130m) of the total PCB balance. The carrying value of the cash generating unit (CGU) is determined using an allocation of total group shareholder funds excluding goodwill based on the CGU’s share of risk weighted assets before goodwill balances are added back. The recoverable amount of the CGU has been determined using cash flow predictions based on financial budgets approved by management and covering a five-year period, with a terminal growth rate of 2.4% (2013: 2.1%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 11.0% (2013: 11.8%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £17,260m (2013: £8,628m). A one percentage point change in the discount rate would increase or decrease the recoverable amount by £2,888m (2013: £1,757m) whilst a one percentage point change in the terminal growth rate would impact the recoverable amount by £2,070m (2013: £1,210m). A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £2,697m (2013: £1,795m).

Africa

Goodwill relating to the Absa Retail Bank CGU was £631m (2013: £657m) of the total Africa balance. The carrying value of the CGU has been determined by using net asset value. The recoverable amount of Absa Retail Bank has been determined using cash flow predictions based on financial budgets approved by management and covering a five year period, with a terminal growth rate of 6% (2013: 6%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 18.7% (2013: 18.8%a). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £1,623m (2013: £1,424ma). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £329m (2013: £291ma) and £206m (2013: £182ma) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £440m (2013: £385ma).

Note

a	The 2013 comparatives have been restated to reflect the use of pre-tax cost of equity.

| 263

Notes to the financial statements

Non-current assets and other investments

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

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases was £1m (2013: £3m).

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

Operating lease rentals of £594m (2013: £645m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2014		2013

	Property £m	Equipment £m	Property £m	Equipment £m

Not more than one year	403	41	567	34
Over one year but not more than five years	1,147	106	1,220	124
Over five years	2,036	–	2,441	8

Total	3,586	147	4,228	166

Total future minimum sublease payments to be received under non-cancellable subleases was £99m (2013: £108m).

264 |

Notes to the financial statements Accruals, provisions, contingent liabilities and legal proceedings

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

Insurance liabilities include current best estimates of future contractual cash flows, claims handling, and administration costs in respect of claims. Liability adequacy tests are performed at each balance sheet date to ensure the adequacy of contract liabilities. Where a deficiency is highlighted by the tests, insurance liabilities are increased with any deficiency being recognised in the income statement.

Insurance premium revenue is recognised in the income statement in the period earned, net of reinsurance premiums payable, in net premiums from insurance contracts. Increases and decreases in insurance liabilities are recognised in the income statement in net claims and benefits on insurance contracts.

	2014 £m	2013 £m

Accruals and deferred income	4,770	5,179
Other creditors	3,851	4,937
Obligations under finance leases (see Note 21)	36	19
Insurance contract liabilities, including unit-linked liabilities	2,766	2,799

Accruals, deferred income and other liabilities	11,423	12,934

Insurance liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £157m (2013: £108m). The maximum amounts payable under all of the Group’s insurance products, ignoring the probability of insured events occurring and the contribution from investments backing the insurance policies, were £82bn (2013: £78bn) or £74bn (2013: £75bn) after reinsurance. Of this insured risk, £69bn (2013: £65bn) or £66bn (2013: £63bn) after reinsurances was concentrated in short-term insurance contracts in Africa.

The impact to the income statement and equity under a reasonably possible change in the assumptions used to calculate the insurance liabilities would be £8m (2013: £7m).

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

The measurement of provisions often involves significant judgement and therefore constitutes one of the Group’s critical accounting estimates.

				Customer redress

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees £m	Payment Protection Insurance £m	Interest rate hedging products £m	Other customer redress £m	Legal, competition and regulatory matters £m	Sundry provisions £m	Total £m

As at 1 January 2014	100	388	165	971	1,169	388	485	220	3,886
Additions	152	192	76	1,270	–	243	1,644	103	3,680
Amounts utilised	(39)	(209)	(9)	(1,182)	(798)	(214)	(418)	(55)	(2,924)
Unused amounts reversed	(13)	(99)	(72)	–	(160)	(46)	(32)	(50)	(472)
Exchange and other movements	5	19	(66)	–	–	4	11	(8)	(35)

As at 31 December 2014	205	291	94	1,059	211	375	1,690	210	4,135

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2014 were £3,464m (2013: £3,577m).

| 265

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

27 Provisions continued

Onerous contracts

Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts where the liability is higher than the amount of economic benefit to be received. The additions of £152m mainly relate to leases on properties that have been vacated in the Investment Bank and PCB during the year.

Redundancy and restructuring

These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed, where total costs are now expected to be lower than the original provision amount.

Undrawn contractually committed facilities and guarantees

Provisions are made if it is probable that a facility will be drawn and the resulting asset is expected to have a realisable value that is less than the amount advanced. The decrease in these provisions is primarily due to the Spanish business being classified as a disposal group held for sale.

Customer redress

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of our business activities. Customer redress largely relates to Payment Protection Insurance and interest rate hedging products but also includes, within ‘Other customer redress’, smaller provisions across the retail and corporate businesses which are likely to be utilised within the next 18 months.

Sundry provisions

This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

Critical accounting estimates and judgements

Payment Protection Insurance Redress

As at 31 December 2014 Barclays had recognised cumulative provisions totalling £5,220m against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £4,161m leaving a residual provision of £1,059m.

Through to 31 December 2014, 1.3m (2013: 1.0m) customer initiated claims had been received and processed. The volume of claims received in 2014 declined 14% compared to 2013 and 62% since the peak in May 2012. This rate of decline however was slower than previously expected, with increased levels of claims from Claims Management Companies in particular.

Barclays are committed to delivering the right customer outcomes and as such re-review cases to ensure all cases are consistently treated in line with current policy. During 2014 half of all relevant cases have been re-reviewed.

As a result of the lower than expected decline in claims and the outcome of re-review activity, additional provisions totalling £1,270m have been recognised during 2014.

The provision is calculated using a number of key assumptions which continue to involve significant management judgement and modelling:

¡	Customer initiated claim volumes – claims received but not yet processed and an estimate of future claims initiated by customers where the volume is anticipated to decline over time

¡	Proactive response rate – volume of claims in response to proactive mailing

¡	Uphold rate – the percentage of claims that are upheld as being valid upon review

¡	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

These assumptions remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity. The current provision represents Barclays’ revised best estimate of all future expected costs of PPI redress, however, it is possible that the eventual outcome may differ from the current estimate. If this were to be material, the provision would be increased or decreased accordingly. The current forecast indicates that the large majority of costs included in the provision will be incurred during 2015 and 2016.

The following table details, by key assumption, actual data through to 31 December 2014, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 31.12.14	Future expected	Sensitivity analysis increase/ decrease in provision	Cumulative actual to 31.12.13

Customer initiated claims received and processed[a]	1,300k	220k	50k = £99m	970K
Proactive mailing	680k	320k	50k = £14m	660K
Response rate to proactive mailing	28%	23%	1% = £6m	26%
Average uphold rate per claim[b]	79%	87%	1% = £5m	74%
Average redress per valid claim[c]	£1,740	£1,745	£100 = £28m	£1,763

Notes

a	Total claims received to date excluding those for which no PPI policy exists and excluding responses to proactive mailing. The sensitivity for the cost of Customer Initiated Claims includes the associated cost of Financial Ombudsman Service (FOS) referrals and operating costs.
b	Average uphold rate per claim excluding those for which no PPI policy exists.
c	Average redress stated on a per policy basis.

266 |

27 Provisions continued

Interest Rate Hedging Product Redress

In 2012, a number of UK banks, including Barclays, agreed with the FSA that they would conduct a review and redress exercise in respect of interest rate hedging products sold on or after 1 December 2001 to retail clients or private customers categorised as being ‘non-sophisticated’. Barclays has raised cumulative provisions totalling £1,500m for the related costs. As at 31 December 2014, £1,129m of this cumulative provision had been utilised for redress and administrative costs and £160m released, leaving a residual provision of £211m. During 2014 the utilisation for redress and administrative costs was £798m. £160m was released in Q314 as the review is now substantially complete with redress outcomes, approved by the skilled person, communicated to nearly all of the non-sophisticated customers covered by the review. Approximately 85% of the customers covered by the review have now been paid all redress due or are not due redress.

The Group expects the remaining provision of £211m at 31 December 2014 to be sufficient to cover the cost of completing redress. The timing of remaining payments will depend on customer acceptances and response times but the Group expects to have substantially completed redress payments during 2015.

No provision has been recognised in relation to claims from customers categorised as sophisticated, which are not covered by the redress exercise, or incremental consequential loss claims (over and above 8% per annum simple interest and an allowance for tax rate differentials) from customers categorised as non-sophisticated. As at 31 December 2014, no significant incremental consequential loss claims from customers categorised as non-sophisticated had been agreed. These items will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

Legal, competition and regulatory matters

The Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties please see Note 29 Legal, competition and regulatory matters.

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

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on balance sheet:

	2014 £m	2013 £m

Guarantees and letters of credit pledged as collateral security	14,547	15,226
Performance guarantees, acceptances and endorsements	6,777	5,958

Contingent liabilities	21,324	21,184

Documentary credits and other short-term trade related transactions	1,091	780

Forward starting reverse repurchase agreements	13,856	19,936

Standby facilities, credit lines and other commitments	276,315	254,855

The Financial Services Compensation Scheme

The Financial Compensation Scheme (the FSCS) is the UK’s Government-backed compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit-taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS, funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The interest rate chargeable on the loan and levied to the industry is subject to a floor equal to the HM Treasury’s own cost of borrowing, based on the relevant gilt rate (FSCS advises financial institutions to apply the 2024 UK Gilt rate published by the Debt Management Office to the Bradford & Bingley portion of the loan). The majority of the facility is expected to be recovered, with the exception of an estimated shortfall of £1bn, which the FSCS is recovering by levying the industry in three instalments across 2013, 2014 and 2015. In 2014, the Accounting Standard Board issued IFRIC 21 ‘Levies’, which clarified that the obligating event which gives rise to the liability to be the start of the FSCS scheme year (1 April), i.e. 1 April 2015 for the 2015/16 scheme year. As a result the liability at December 2014 has been reduced. The FSCS liability for 2015/16 is to be recognised in 2015. Barclays has recognised an accrual of £88m as at 31 December 2014 in other liabilities (2013: £148m) in respect of the Barclays portion of the total levies raised by the FSCS.

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 29.

| 267

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters

Barclays PLC (BPLC), Barclays Bank PLC (BBPLC) and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on BPLC, BBPLC and the Group of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not currently practicable to do so.

Investigations into certain agreements

The Financial Conduct Authority (FCA) has alleged that BPLC and BBPLC breached their disclosure obligations in connection with two advisory services agreements entered into by BBPLC. The FCA has imposed a £50m fine. BPLC and BBPLC are contesting the findings. The United Kingdom (UK) Serious Fraud Office (SFO) is also investigating these agreements. The US Department of Justice (DOJ) and US Securities and Exchange Commission (SEC) are investigating whether the Group’s relationships with third parties who help it to win or retain business are compliant with the US Foreign Corrupt Practices Act. BBPLC has been providing information to other regulators concerning certain of these relationships.

Background Information

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

Other Investigations

The FCA has agreed that the FCA enforcement process be temporarily stayed pending progress in the SFO’s investigation into the agreements referred to above, including the advisory services agreements, in respect of which the Group has received and has continued to respond to requests for further information. The DOJ and SEC are investigating these same agreements and are also undertaking an investigation into whether the Group’s relationships with third parties who assist BPLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. The US Federal Reserve has requested to be kept informed. One third-party relationship is also being investigated by another regulator. Regulators in other jurisdictions have also been briefed on the investigations into the Group’s relationships with third parties.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Alternative Trading Systems and High-Frequency Trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders. The Group has been providing information to the relevant regulatory authorities in response to their enquiries. Various parties, including the NYAG, have filed complaints against the Group and certain of its current and former officers in connection with ATS related activities. The Group continues to defend itself against these actions.

Recent Developments

Civil complaints have been filed in the New York Federal Court on behalf of a putative class of plaintiffs against BPLC and others generally alleging that the defendants violated the federal securities laws by participating in a scheme in which high-frequency trading firms were given informational and other advantages so that they could manipulate the US securities market to the plaintiffs’ detriment.

In June 2014, the NYAG filed a complaint (Complaint) against BPLC and Barclays Capital Inc. (BCI) in the Supreme Court of the State of New York (NY Supreme Court) alleging, amongst other things, that BPLC and BCI engaged in fraud and deceptive practices in connection with LX Liquidity Cross, the Group’s SEC-registered ATS. Barclays filed a motion to dismiss the Complaint in July 2014. The NYAG filed an amended complaint (Amended Complaint) on 3 February 2015 in response to Barclays’ motion to dismiss. On 13 February 2015, the NY Supreme Court granted in part and denied in part Barclays’ motion to dismiss. Barclays will file a motion to dismiss any remaining claims asserted by the NYAG in the Amended Complaint. Proceedings in this matter are continuing.

Barclays has also been named in a class action by an institutional investor client under California law based on allegations similar to those in the Complaint. This California class action has been consolidated with the class action filed in the New York Federal Court described above.

Also, following the filing of the Complaint, Barclays was named in a shareholder securities class action along with its current and certain of its former CEOs and CFOs on the basis that investors suffered damages when their investments in Barclays American Depository Receipts declined in value as a result of the allegations in the Complaint. Barclays has filed a motion to dismiss the complaint.

It is possible that additional complaints relating to these or similar matters may be brought in the future against BPLC and/or its affiliates.

Claimed Amounts/Financial Impact

The complaints seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

268 |

29 Legal, competition and regulatory matters continued

FERC

The US Federal Energy Regulatory Commission (FERC) has filed a civil action against BBPLC and certain of its former traders in the US District Court in California seeking to collect on an order assessing a $435m civil penalty and the disgorgement of $34.9m of profits, plus interest, in connection with allegations that BBPLC manipulated the electricity markets in and around California. BBPLC and the former traders have filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the Southern District of New York (SDNY), and a motion to dismiss the complaint for failure to state a claim. The US Attorney’s Office in the SDNY has informed BBPLC that it is looking into the same conduct at issue in the FERC matter.

Background Information

In October 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against BBPLC and four of its former traders in relation to the Group’s power trading in the western US. In the Order and Notice, FERC asserted that BBPLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by BBPLC.

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

In September 2013, BBPLC was contacted by the criminal division of the US Attorney’s Office in SDNY and advised that such office is looking at the same conduct at issue in the FERC matter.

In December 2013, BBPLC and its former traders filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the SDNY, and a motion to dismiss the complaint for failure to state a claim. Proceedings on the motion to dismiss are continuing.

Claimed Amounts/Financial Impact

FERC has made claims against the Group totalling $469.9m, plus interest, for civil penalties and profit disgorgement. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Investigations into LIBOR, other Benchmarks, ISDAfix, Foreign Exchange Rates and Precious Metals

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to BBPLC’s involvement in manipulating financial benchmarks and Foreign Exchange rates. BBPLC has reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including those set out in more detail below, remain pending.

Background Information

The FCA, the US Commodity Futures Trading Commission (CFTC), the SEC, the DOJ Fraud Section (DOJ-FS) and Antitrust Division (DOJ-AD), the European Commission (Commission), the SFO, the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors’ office in Trani, Italy and various US state attorneys general are amongst various authorities that opened investigations into submissions made by BBPLC and other financial institutions to the bodies that set or compile various financial benchmarks, such as LIBOR and EURIBOR and in connection with efforts to manipulate certain benchmark currency exchange rates.

On 27 June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC agreed to pay total penalties of £290m, which were reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Settlement Order with the CFTC (CFTC Order) and a Non-Prosecution Agreement (NPA) with the DOJ-FS. In addition, BBPLC was granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. Summaries of the NPA and the CFTC Order are set out below. The full text of the CFTC Order and the NPA are publicly available on the websites of the CFTC and the DOJ, respectively. The terms of the Settlement Agreement with the FSA are confidential, but the Final Notice of the FSA is available on the FCA’s website.

CFTC Order

In addition to a $200m civil monetary penalty, the CFTC Order requires BBPLC to cease and desist from further violations of specified provisions of the US Commodity Exchange Act (CEA) and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls.

DOJ Non-Prosecution Agreement

As part of the NPA, BBPLC agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute BBPLC for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to BBPLC’s submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon BBPLC’s satisfaction of specified obligations under the NPA. In particular, under the NPA, BBPLC agreed for a period of two years from 26 June 2012, amongst other things, to:

¡	Commit no US crimes whatsoever;

¡	Truthfully and completely disclose non-privileged information with respect to the activities of BBPLC, its officers and employees, and others concerning all matters about which the DOJ enquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

¡	Bring to the DOJ’s attention all potentially criminal conduct by BBPLC or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

¡

Bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the US by or against BBPLC or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

| 269

Notes to the financial statements Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

BBPLC also agreed to cooperate with the DOJ and other government authorities in the US in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. BBPLC also continues to cooperate with the other ongoing investigations.

In anticipation of the expiry of the two-year period, in June 2014 Barclays and DOJ-FS entered into a letter agreement which: (i) gives DOJ-FS until 27 June 2015 to make a determination under the NPA solely as to whether any of Barclays trading activities in the Foreign Exchange market during the two-year period from 26 June 2012 constituted the commission of a ‘United States crime’; and (ii) with respect to the ongoing investigation of those trading activities by DOJ-FS and DOJ-AD, extends Barclays’ obligation to disclose non-privileged information in response to enquiries of the DOJ-FS to 27 June 2015. The two-year period under the NPA has otherwise expired.

Investigations by the US State Attorneys General

Following the settlements announced in June 2012, 31 US State Attorneys General commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The NYAG, on behalf of this coalition of Attorneys General, issued a subpoena in July 2012 to BBPLC (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to BBPLC for both documents and transactional data. BBPLC is responding to these requests on a rolling basis.

Investigation by the SFO

In addition, following the settlements announced in June 2012, the SFO announced in July 2012 that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information.

Investigations by the European Commission

The Commission has also been conducting investigations into the manipulation of, amongst other things, EURIBOR. On 4 December 2013, the Commission announced that it had reached a settlement with the Group and a number of other banks in relation to anti-competitive conduct concerning EURIBOR. The Group had voluntarily reported the EURIBOR conduct to the Commission and cooperated fully with the Commission’s investigation. In recognition of this cooperation, the Group was granted full immunity from the financial penalties that would otherwise have applied.

ISDAfix Investigation

Regulators and law enforcement agencies, including the CFTC and the DOJ, are also conducting separate investigations into historical practices with respect to ISDAfix, amongst other benchmarks. BBPLC has received and continues to respond to subpoenas and requests for information from various authorities including the CFTC and the DOJ.

Precious Metals Investigation

BBPLC has been providing information to the DOJ in connection with the DOJ’s investigation into precious metals and precious metals-based financial instruments.

Foreign Exchange Trading Investigation

Various regulatory and enforcement authorities, including the FCA, the Commission, the CFTC, the DOJ-FS, the DOJ-AD, the SEC and the New York State Department of Financial Services are investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading. The DOJ-AD is also investigating potential violations of US anti-trust laws. Certain of these investigations involve multiple market participants in various countries. BBPLC has received enquiries from certain of these authorities related to their particular investigations, and from other regulators interested in Foreign Exchange issues. The Group is reviewing its Foreign Exchange trading covering a several-year period and is continuing to cooperate with the relevant authorities in their investigations.

In November 2014, the FCA and the CFTC entered into settlement agreements with several banks regarding Foreign Exchange trading. Barclays announced that it had considered entering into the settlement, but after discussions with other regulators and authorities it concluded that it was in the Group’s interest to seek a more general coordinated settlement and that it would continue to engage with these regulators and authorities, including the FCA and CFTC, with the objective of achieving a resolution in due course.

In December 2014, the Hong Kong Monetary Authority (HKMA) announced the outcome of its investigation into the Foreign Exchange operations of 10 banks in Hong Kong, including BBPLC. In respect of BBPLC, the HKMA said that its investigation revealed certain control deficiencies in respect of which it required Barclays to take certain remedial steps, but also noted that, in recent years, BBPLC has made enhancements in line with international trends.

Any resolution of the investigations into Foreign Exchange trading and sales and other practices relating to Foreign Exchange could result in substantial monetary penalties. In addition, any resolution involving a criminal plea would have consequences that could include significant restrictions on the Group’s current and future business activities.

For a discussion of litigation arising in connection with these investigations see ‘LIBOR and other Benchmarks Civil Actions’, ‘Civil Actions in Respect of ISDAfix’, ‘Civil Actions in Respect of Foreign Exchange Trading’ and ‘Civil Actions in Respect of the Gold Fix’ below.

Claimed Amounts/Financial Impact

A provision of £1,250m was held as at 31 December 2014 (with provisions of £500m and £750m recognised in Q314 and Q414 respectively) for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange. It is not currently practicable to estimate the further financial impact of the matters in this section (including the need to recognise additional provisions), or what effect, if any, that these matters might have upon the Group’s operating results, cash flows or financial position in any particular period. Amongst other things, any violations of criminal law that took place after entering into the DOJ NPA described above could constitute a violation of that NPA, which could lead to additional substantial monetary penalties and significant adverse consequences for the Group’s current and future business operations.

LIBOR and other Benchmark Civil Actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to manipulation of LIBOR and/or other benchmark rates. While several of such cases have been dismissed and one has settled subject to final approval from the court, others remain pending and their ultimate impact is unclear.

270 |

29 Legal, competition and regulatory matters continued

Background Information

Following the settlements of the investigations referred to above in ‘Investigations into LIBOR, other Benchmarks, ISDAfix, Foreign Exchange Rates and Precious Metals’, a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the SDNY (MDL Court).

The complaints are substantially similar and allege, amongst other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act, the CEA, the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the US Sherman Antitrust Act and RICO.

The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR (Homeowner Class); or (v) issued loans linked to USD LIBOR (Lender Class).

In August 2012, the MDL Court stayed all newly filed proposed class actions and individual actions (Stayed Actions), so that the MDL Court could address the motions pending in three lead proposed class actions (Lead Class Actions) and three lead individual actions (Lead Individual Actions).

In March 2013, the MDL Court issued a decision dismissing the majority of claims against BBPLC and other panel bank defendants in the Lead Class Actions and Lead Individual Actions.

Following the decision, the plaintiffs in the Lead Class Actions sought permission to either file an amended complaint or appeal an aspect of the March 2013 decision. In August 2013 and June 2014, the MDL Court denied the majority of the motions presented in the Lead Class Actions. As a result, the:

¡	Debt Securities Class has been dismissed entirely;

¡	The claims of the Exchange-Based Class have been limited to claims under the CEA; and

¡	The claims of the OTC Class have been limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing.

Subsequent to the MDL Court’s March 2013 decision, the plaintiffs in the Lead Individual Actions filed a new action in California state court (since moved to the MDL Court) based on the same allegations as those initially alleged in the proposed class action cases discussed above. The Debt Securities Class attempted to appeal the dismissal of their action to the US Court of Appeals for the Second Circuit (Second Circuit), but the Second Circuit dismissed the appeal as untimely on the grounds that the MDL Court had not reached a decision resolving all of the claims in the consolidated actions. In January 2015, the US Supreme Court reversed the Second Circuit’s decision, ruling that the Second Circuit must hear the Debt Securities Class’ appeal. The OTC Class and the Exchange-Based Class have received permission to join this appeal. Certain other proposed class actions that had previously been stayed by the MDL Court have also received permission to join the appeal as to the dismissal of their antitrust claims.

In December 2014, the MDL Court granted preliminary approval for the settlement of the remaining Exchange-Based Class claims for $19.98m and has requested that the plaintiffs present a plan for allocation of the settlement proceeds.

Additionally, the MDL Court has begun to address the claims in the Stayed Actions, many of which, including state law fraud and tortious interference claims, were not asserted in the Lead Class Actions. As a result, in October 2014, the direct action plaintiffs (those who have opted out of the class actions) filed their amended complaints and in November 2014, the defendants filed their motions to dismiss. In November 2014, the plaintiffs in the Lender Class and Homeowner Class actions filed their amended complaints. In January 2015, the defendants filed their motions to dismiss.

Until there are further decisions, the ultimate impact of the MDL Court’s decisions will be unclear, although it is possible that the decisions will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

Additional USD LIBOR Case in the SDNY

An additional individual action was commenced in February 2013 in the SDNY against BBPLC and other panel bank defendants. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. This action is not assigned to the MDL Court; it is proceeding on a different schedule before a different judge in the SDNY. The panel bank defendants have moved to dismiss the action.

Securities Fraud Case in the SDNY

BPLC, BBPLC and BCI have also been named as defendants along with four former officers and directors of BBPLC in a proposed securities class action pending in the SDNY in connection with BBPLC’s role as a contributor panel bank to LIBOR. The complaint asserted claims under the US Securities Exchange Act of 1934, principally alleging that BBPLC’s Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (amongst other things) BBPLC’s compliance with its operational risk management processes and certain laws and regulations. The complaint also alleged that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased BPLC-sponsored American Depositary Receipts on a US securities exchange between 10 July 2007 and 27 June 2012. In May 2013, the district court granted BBPLC’s motion to dismiss the complaint in its entirety. The plaintiffs appealed, and, in April 2014, the Second Circuit issued an order upholding the dismissal of certain of the plaintiffs’ claims, but reversing the dismissal of the plaintiffs’ claims that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The action has been remanded back to the district court for further proceedings, and discovery is expected to be substantially complete by the end of 2015.

| 271

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Complaint in the US District Court for the Central District of California

In July 2012, a purported class action complaint in the US District Court for the Central District of California was amended to include allegations related to USD LIBOR and name BBPLC as a defendant. The amended complaint was filed on behalf of a purported class that includes holders of adjustable rate mortgages linked to USD LIBOR. In January 2015, the court granted BBPLC’s motion for summary judgement and dismissed all of the remaining claims against BBPLC. The plaintiff has appealed the court’s decision to the US Court of Appeals for the Ninth Circuit, and the appeal is expected to be fully briefed by the end of summer 2015.

Japanese Yen LIBOR Case in SDNY

An additional class action was commenced in April 2012 in the SDNY against BBPLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which BBPLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and US Sherman Antitrust Act between 2006 and 2010. The defendants filed a motion to dismiss and, in March 2014, the Court issued a decision granting in part and denying in part that motion. Specifically, the court dismissed the plaintiff’s antitrust claims in full, but sustained the plaintiff’s CEA claims. The defendants’ motion for reconsideration of the decision concerning the CEA claims was denied by the Court in October 2014. The plaintiff has moved for leave to file a third amended complaint adding additional claims, including a RICO claim. All discovery has been stayed through at least May 2015.

EURIBOR Cases

In February 2013, a Euribor-related class action was filed against BPLC, BBPLC, BCI and other Euribor panel banks. The plaintiffs assert antitrust, CEA, RICO, and unjust enrichment claims. In particular, BBPLC is alleged to have conspired with other Euribor panel banks to manipulate EURIBOR. The lawsuit is brought on behalf of purchasers and sellers of NYSE LIFFE EURIBOR futures contracts, purchasers of Euro currency-related futures contracts and purchasers of other derivative contracts (such as interest rate swaps and forward rate agreements that are linked to EURIBOR) during the period 1 June 2005 through 31 March 2011. All proceedings have been stayed through at least May 2015.

In addition, BBPLC has been granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, BBPLC is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency, and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to BBPLC satisfying the DOJ-AD and the court presiding over the civil litigation of fulfilment of its cooperation obligations.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non-US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought have increased over time.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of ISDAfix

Since September 2014, a number of ISDAfix related civil actions have been filed in the SDNY on behalf of a proposed class of plaintiffs, alleging that BBPLC, a number of other banks and one broker, violated the US Sherman Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAfix. A consolidated amended complaint was filed in mid-February 2015. Pursuant to a schedule issued by the court, the defendants, including BBPLC, will move to dismiss the consolidated amended complaint.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of Foreign Exchange Trading

Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC. The SDNY before whom all the cases are pending, has combined all actions alleging a class of US persons in a single consolidated action. The two actions alleging classes of non-US persons were dismissed on 28 January 2015.

Recent Developments

Defendants’ motion to dismiss the consolidated action was denied on 28 January 2015. The next step in the proceeding is discovery, which is presently stayed.

Claimed Amounts/Financial Impact

The financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period is currently uncertain.

Civil Actions in respect of the Gold Fix

Since March 2014, a number of civil complaints have been filed in US federal courts, each on behalf of a proposed class of plaintiffs, alleging that Barclays entities and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the US Sherman Antitrust Act, and state antitrust and consumer protection laws. All of the complaints have been transferred to the SDNY and consolidated for pretrial purposes.

272 |

29 Legal, competition and regulatory matters continued

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the potential exposure of the actions described or what effect, if any, that they might have upon operating results, cash flows or the Group’s financial position in any particular period.

US Residential and Commercial Mortgage-related Activity and Litigation

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:

¡	Sponsoring and underwriting of approximately $39bn of private-label securitisations;

¡	Economic underwriting exposure of approximately $34bn for other private-label securitisations;

¡	Sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);

¡	Sales of approximately $3bn of loans to others; and

¡	Sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

Throughout this time period affiliates of the Group engaged in secondary market trading of US residential mortgaged-backed securities (RMBS) and US commercial mortgage backed securities (CMBS), and such trading activity continues today.

In connection with its loan sales and certain private-label securitisations the Group provided certain loan level representations and warranties (R&Ws), which if breached may require the Group to repurchase the related loans. On 31 December 2014, the Group had unresolved repurchase requests relating to loans with a principal balance of approximately $2.6bn at the time they were sold, and civil actions have been commenced by various parties alleging that the Group must repurchase a substantial number of such loans. In addition, the Group is party to a number of lawsuits filed by purchasers of RMBS asserting statutory and/or common law claims. The current outstanding face amount of RMBS related to these pending claims against the Group as of 31 December 2014 was approximately $0.9bn.

Regulatory and governmental authorities have initiated wide-ranging investigations into market practices involving mortgage-backed securities, and the Group is co-operating with several of those investigations.

RMBS Repurchase Requests

Background

The Group was the sole provider of various loan-level R&Ws with respect to:

¡	Approximately $5bn of Group sponsored securitisations;

¡	Approximately $0.2bn of sales of loans to GSEs; and

¡	Approximately $3bn of loans sold to others.

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

R&Ws on the remaining Group sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Group subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by the Group, the Acquired Subsidiary or these third parties.

Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 31 December 2014 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.6bn at the time of such sale.

A substantial number (approximately $2.2 billion) of the unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. All of the litigations involving repurchase requests remain at early stages.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

RMBS Securities Claims

Background

As a result of some of the RMBS activities described above, the Group is party to a number of lawsuits filed by purchasers of RMBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits allege, among other things, that the RMBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demand rescission and recovery of the consideration paid for the RMBS and recovery of monetary losses arising out of their ownership.

The original face amount of RMBS related to the pending civil actions against the Group total approximately $2.4bn, of which approximately $0.9bn was outstanding as at 31 December 2014.

Cumulative realised losses reported on these RMBS as at 31 December 2014 were approximately $0.3bn.

| 273

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Claimed Amounts/Financial Impact

If the Group were to lose the pending actions the Group believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgement (taking into account further principal payments after 31 December 2014), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time and less any provisions taken to date.

Although the purchasers in these securities actions have generally not identified a specific amount of alleged damages, the Group has estimated the total market value of these RMBS as at 31 December 2014 to be approximately $0.6bn. The Group may be entitled to indemnification for a portion of such losses.

Other Mortgage-related Investigations

In addition to the RMBS Repurchase Requests and RMBS Securities Claims, numerous regulatory and governmental authorities, amongst them the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program and US Attorney’s Office for the District of Connecticut have been investigating various aspects of the mortgage-related business, including issuance and underwriting practices in primary offerings of RMBS and trading practices in the secondary market for both RMBS and CMBS. The Group is co-operating with these investigations.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Lehman Brothers

Since September 2009, the Group has been engaged in litigation with various entities that have sought to challenge certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008, as well as the court order (Order) approving the sale (Sale). The Order was upheld by the courts and is no longer being challenged. On 5 August 2014, the Second Circuit affirmed the SDNY’s rulings in favour of the Group on certain claims with respect to its rights over assets it claims from the Sale.

Background Information

In September 2009, motions were filed in the United States Bankruptcy Court for the SDNY (Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee). All three motions challenged certain aspects of the Sale, as well as the Order. The claimants sought an order voiding the transfer of certain assets to BCI, requiring BCI to return to the LBI estate any excess value BCI allegedly received, and declaring that BCI is not entitled to certain assets that it claims pursuant to the Sale documents and the Order (Rule 60 Claims).

In January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI had failed to deliver as required by the Sale documents and the Order (together with the Trustee’s competing claims to those assets, Contract Claims).

In 2011, the Bankruptcy Court rejected the Rule 60 Claims and decided some of the Contract Claims in the Trustee’s favour and some in favour of the Group. The Group and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the SDNY. LBHI and the Committee did not appeal the Bankruptcy Court’s ruling on the Rule 60 Claims.

The SDNY issued an opinion in June 2012, reversing one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to the Group and affirming the Bankruptcy Court’s other rulings on the Contract Claims. In July 2012, the SDNY issued an agreed judgement implementing the rulings in the opinion (Judgement). Under the Judgement, the Group is entitled to receive:

¡	$1.1bn (£0.7bn) from the Trustee in respect of ‘clearance box’ assets (Clearance Box Assets); and

¡	Property held at various institutions in respect of the exchange traded derivatives accounts transferred to BCI in the Sale (ETD Margin).

Recent Developments

The Trustee appealed the SDNY’s adverse rulings to the Second Circuit. On 5 August 2014, the Second Circuit issued an opinion affirming the rulings of the SDNY that the Group is entitled to receive the Clearance Box Assets and the ETD Margin.

On 1 October 2014, the Trustee filed a motion with the SDNY to confirm the scope of the SDNY’s judgement regarding the ETD Margin the Group is entitled to receive. With that motion, the Trustee is challenging Barclays’ entitlement to approximately $1.1bn of assets that the Trustee asserts do not constitute ETD Margin.

On 15 December 2014, the Trustee requested that the US Supreme Court review the rulings of the SDNY and the Second Circuit regarding the ETD margin.

Claimed Amounts/Financial Impact

Approximately $1.7bn (£1.1bn) of the assets to which the Group is entitled as part of the Sale had not been received by 31 December 2014, approximately $0.8bn (£0.5bn) of which has been recognised as a financial asset on the balance sheet as at 31 December 2014. The unrecognised amount, approximately $0.9bn (£0.6bn) as of 31 December 2014, effectively represents a provision against the uncertainty inherent in the litigation and potential post-appeal proceedings and issues relating to the recovery of certain assets held by an institution outside the US. The financial asset reflects an increase of $0.7bn (£0.5bn) recognised in profit or loss as at 30 September 2014 as a result of greater certainty regarding the recoverability of the Clearance Box Assets and the ETD Margin from the Trustee, as well as decreases resulting from a payment of $1.1bn (£0.7bn) made by the Trustee to the Group on 8 October 2014, fully discharging the Trustee’s obligations in respect of the Clearance Box Assets and from a payment of approximately $1.5bn (£1bn) made by the Trustee to the Group on 10 December 2014 in respect of a portion of the ETD Margin.

In this context, the Group is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

American Depositary Shares

BPLC, BBPLC and various current and former members of BPLC’s Board of Directors have been named as defendants in five proposed securities class actions consolidated in the SDNY, alleging misstatements and omissions in registration statements for certain American Depositary Shares offered by BBPLC.

274 |

29 Legal, competition and regulatory matters continued

Background Information

The consolidated amended complaint, filed in February 2010, asserted claims under the Securities Act of 1933, alleging that registration statements relating to American Depositary Shares representing preferred stock, series 2, 3, 4 and 5 (Preferred Stock ADS) offered by BBPLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) BBPLC’s portfolio of mortgage-related (including US subprime-related) securities, BBPLC’s exposure to mortgage and credit market risk, and BBPLC’s financial condition. These complaints did not specifically identify what alleged damages these plaintiffs sought to recover in connection with their claims.

Recent Developments

The claims concerning the series 2, 3 and 4 offerings have been dismissed on the basis that they were time barred. Although the SDNY also dismissed the claims concerning the series 5 offering, the Second Circuit reversed the dismissal and ruled that the plaintiffs should have been permitted to file a second amended complaint in relation to the series 5 offering claims. This series 5 offering had an original face amount of approximately $2.5 billion.

In June 2014, the SDNY denied defendants’ motion to dismiss with respect to the claims in the amended complaint concerning the series 5 offering. The case is now in discovery.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) filed a complaint against BBPLC in the NY Supreme Court alleging breach of a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). A ruling was made against BBPLC, but the New York State Court of Appeals effectively reversed that ruling. Parties related to BDC have also sued BBPLC and BCI in Connecticut State Court in connection with BBPLC’s conduct relating to the Agreement.

Background Information

In October 2008, BDC filed a complaint in the NY Supreme Court alleging that BBPLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s October 2008 demand (Demand).

BDC asserts that under the Agreement BBPLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled BBPLC to dispute the Demand before making the transfer, BBPLC failed to dispute the Demand.

BDC demands damages totalling $298m plus attorneys’ fees, expenses, and prejudgement interest.

In August 2012, the NY Supreme Court granted partial summary judgement for BBPLC, ruling that BBPLC was entitled to dispute the Demand before transferring the alleged excess collateral, but determining that a trial was required to determine whether BBPLC actually did so. The parties cross-appealed to the Appellate Division of the NY Supreme Court (NY Appellate Division).

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

In October 2013, the NY Appellate Division reversed the NY Supreme Court’s grant of partial summary judgement in favour of BBPLC, and instead granted BDC’s motion for partial summary judgement, holding that BBPLC breached the Agreement. The NY Appellate Division did not rule on the amount of BDC’s damages, which has not yet been determined by the NY Supreme Court.

Recent Developments

In January 2014 the NY Appellate Division granted BBPLC leave to appeal its October 2013 decision to the NY Court of Appeals. The New York Court of Appeals heard oral argument on 6 January 2015 and on 19 February 2015 modified the NY Appellate Division’s grant of partial summary judgement to BDC, holding that summary judgement in either party’s favour cannot be granted because a material issue of fact remains as to whether BBPLC breached the Agreement. The New York Court of Appeals ordered that the matter be referred back to the NY Supreme Court for further proceedings.

Claimed Amounts/Financial Impact

BDC has made claims against the Group totalling $298m plus attorneys’ fees, expenses and pre-judgement interest. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Civil Actions in respect of the US Anti-Terrorism Act

In November 2014, a civil complaint was filed in the US Federal Court in the Eastern District of New York by a group of approximately 200 plaintiffs, alleging that the Group and a number of other banks engaged in a conspiracy and violated the US Anti-Terrorism Act (ATA) by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah attacks that injured the plaintiffs’ family members. Plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

| 275

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Credit Default Swap (CDS) Antitrust Investigations

The Commission and the DOJ-AD commenced investigations in the CDS market, in 2011 and 2009, respectively. In July 2013 the Commission addressed a Statement of Objections to BBPLC, 12 other banks, Markit Ltd. and ISDA. The case relates to concerns that certain banks took collective action to delay and prevent the emergence of exchange traded credit derivative products.

If the Commission does reach a decision in this matter it has indicated that it intends to impose sanctions. The Commission’s sanctions can include fines. The DOJ-AD’s investigation is a civil investigation and relates to similar issues. Barclays is also contesting a proposed, consolidated class action alleging similar issues that has been filed in the US. Disclosure in the case is ongoing.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Interchange Investigations

Investigations of Visa and MasterCard credit and debit interchange rates by competition authorities in Europe remain open.

BBPLC receives interchange fees, as a card issuer, from providers of card acquiring services to merchants. The key risks arising from the investigations comprise the potential for fines imposed by competition authorities, litigation and the implementation of new regulations that impact interchange fees.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

Interest Rate Hedging Products Redress

See Note 27 for a description of the FSA’s review and redress exercise in respect of interest rate hedging products and the provisions recognised by the Group in connection with it.

General

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

At the present time, the Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

276 |

Notes to the financial statements

Capital instruments, equity and reserves

The notes included in this section focus on the Group’s loan capital and shareholders equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements see pages 153 to 159.

30 Subordinated liabilities
Accounting for subordinated debt Subordinated debt is measured at amortised cost using the effective interest method under IAS 39.

Subordinated liabilities include accrued interest and comprise undated and dated loan capital as follows:

		2014 £m	2013 £m

Undated subordinated liabilities		5,640	6,127
Dated subordinated liabilities		15,513	15,568

Total subordinated liabilities		21,153	21,695

None of the Group’s loan capital is secured.

Undated subordinated liabilities

		Subordinated liabilities per balance sheet
	Initial call date	2014 £m	2013 £m

Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	16	105
6.86% Callable Perpetual Core Tier One Notes (US$569m)	2032	604	613
Reserve Capital Instruments (RCIs)
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$159m)	2016	112	368
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$117m)	2017	85	244
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	39	114
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,065	2,951
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	52	107
Undated Notes
6.875% Undated Subordinated Notes	2015	140	145
6.375% Undated Subordinated Notes	2017	146	146
7.7% Undated Subordinated Notes (US$99m)	2018	69	67
8.25% Undated Subordinated Notes	2018	152	151
7.125% Undated Subordinated Notes	2020	202	198
6.125% Undated Subordinated Notes	2027	249	223
Junior Undated Floating Rate Notes (US$109m)	Any interest payment date	70	66
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	145	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	2021	94	91
9% Permanent Interest Bearing Capital Bonds	At any time	46	42
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	2028	39	39
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	2028	54	58
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	261	254

Total undated subordinated liabilities		5,640	6,127

| 277

Notes to the financial statements

Capital instruments, equity and reserves

30 Subordinated liabilities continued

Undated loan capital

Undated loan capital is issued by the Bank and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated loan capital are described below:

Subordination

All undated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs ranking pari passu with each other.

Interest

All undated loan capital bears a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 3 Undated Notes which are floating rate.

After the initial call date, in the event that they are not redeemed, the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated loan capital except the two floating rate Undated Notes will bear interest, and the two floating rate Undated Notes currently bear interest at rates fixed periodically in advance based on London interbank rates.

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

Barclays SLCSM Funding B.V. and the Bank may elect to defer any payment of interest on the 6.140% Perpetual Notes. However, any deferred interest will automatically become immediately due and payable on the earlier of: (i) the date on which any dividend or other distribution or interest or other payment is made in respect of any pari passu or any junior obligations or on which any pari passu or any junior obligations are purchased, (ii) the date of redemption or purchase of the 6.140% Perpetual Notes and (iii) certain other events including bankruptcy, liquidation or winding up of the Barclays SLCSM Funding B.V. or the Bank.

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

Repayment

All undated loan capital is repayable at the option of the Bank, generally in whole, at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole in the event of certain changes in the tax treatment of the notes, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated subordinated liabilities are non-convertible.

278 |

30 Subordinated liabilities continued

Dated subordinated liabilities
			Subordinated liabilities per balance sheet
	Initial call date	Maturity date	2014 £m	2013 £m
Barclays PLC issued
4.375% Fixed Rate Subordinated Notes (US$1,250m)		2024	810	–
Barclays Bank PLC issued
Callable Fixed/Floating Rate Subordinated Notes (€1,000m)	2014	2019	–	866
4.38% Fixed Rate Subordinated Notes (US$75m)		2015	49	49
4.75% Fixed Rate Subordinated Notes (US$150m)		2015	98	97
5.14% Lower Tier 2 Notes (US$1,094m)	2015	2020	767	706
6.05% Fixed Rate Subordinated Notes (US$1,556m)		2017	1,102	1,073
Floating Rate Subordinated Notes (€40m)		2018	31	33
6% Fixed Rate Subordinated Notes (€1,750m)		2018	1,462	1,554
CMS-Linked Subordinated Notes (€100m)		2018	82	87
CMS-Linked Subordinated Notes (€135m)		2018	109	116
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	565	570
7.75% Contingent Capital Notes (US$1,000m)	2018	2023	640	603
Floating Rate Subordinated Notes (€50m)		2019	38	41
6% Fixed Rate Subordinated Notes (€1,500m)		2021	1,338	1,356
9.5% Subordinated Bonds (ex-Woolwich plc)		2021	306	306
Subordinated Floating Rate Notes (€100m)		2021	77	82
10% Fixed Rate Subordinated Notes		2021	2,363	2,265
10.179% Fixed Rate Subordinated Notes (US$1,521m)		2021	1,062	991
Subordinated Floating Rate Notes (€50m)		2022	39	42
6.625% Fixed Rate Subordinated Notes (€1,000m)		2022	947	957
7.625% Contingent Capital Notes (US$3,000m)		2022	1,856	1,649
Subordinated Floating Rate Notes (€50m)		2023	39	42
5.75% Fixed Rate Subordinated Notes		2026	828	742
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000m)		2027	74	74
6.33% Subordinated Notes		2032	62	55
Subordinated Floating Rate Notes (€100m)		2040	78	83
Absa Bank Limited issued
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725m)	2014	2019	–	102
6.00% CPI-linked Subordinated Callable Notes (ZAR 3,000m)	2014	2019	–	228
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	114	121
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	34	35
Subordinated Callable Notes (ZAR 400m)	2017	2022	22	23
Subordinated Callable Notes (ZAR 1,805m)	2017	2022	101	105
Subordinated Callable Notes (ZAR 2,007m)	2018	2023	112	116
8.295% Subordinated Callable Notes (ZAR 1,188m)	2018	2023	64	69
Subordinated Callable Notes (ZAR 370m)	2019	2024	21	–
Subordinated Callable Notes (ZAR 130m)	2019	2024	7	–
5.50% CPI-linked Subordinated Callable Notes (ZAR 1,500m)	2023	2028	109	107
Other capital issued by Barclays Africa and Japan		2014-2018	107	223
Total dated subordinated liabilities			15,513	15,568

Dated loan capital

Dated loan capital is issued by the Company, the Bank and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated loan capital are described below:

Subordination

Dated loan capital issued by the Company ranks behind the claims against the Company of unsecured unsubordinated creditors but before the claims of the holders of its equity.

All dated loan capital issued by the Bank ranks behind the claims against the Bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated loan capital and the holders of its equity. The dated loan capital issued by other subsidiaries, is similarly subordinated.

Interest

Interest on the Floating Rate Notes is fixed periodically in advance, based on the related interbank or local central bank rates.

Interest on the 7.75% Contingent Capital Notes is fixed until the call date. After the call date, in the event that it is not redeemed, the interest rate will be re-set and fixed until maturity based on a market rate.

| 279

Notes to the financial statements

Capital instruments, equity and reserves

30 Subordinated liabilities continued

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2014 is redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Company and the Bank, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

The other capital issued by Barclays Kenya, Botswana and Zambia includes amounts of £6m (2013: £14m) issued by Barclays Botswana that are convertible. These are repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part and some only in whole.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration in the event the Barclays PLC consolidated CRD IV Common Equity Tier 1 (CET 1) ratio (FSA October 2012 transitional statement) falls below 7.0%.

The 7.75% Contingent Capital Notes will be automatically written-down and investors will lose their entire investment in the notes in the event the Barclays PLC consolidated CRD IV Common Equity Tier 1 (CET 1) ratio (FSA October 2012 transitional statement) falls below 7.0%.

31 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares m	Ordinary shares £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m
As at 1 January 2014	16,113	4,028	15,859	19,887	2,063
Issued to staff under share incentive plans	320	81	691	772	–
Issuances relating to Scrip Dividend Programme	65	16	134	150	–
AT1 equity issuance	–	–	–	–	2,263
Other movements	–	–	–	–	(4)
As at 31 December 2014	16,498	4,125	16,684	20,809	4,322

As at 1 January 2013	12,243	3,061	9,416	12,477	–
Issued to staff under share incentive plans	257	63	727	790	–
Warrants exercised	379	95	655	750	–
Rights issue	3,219	805	5,025	5,830	–
Issuances relating to Scrip Dividend Programme	15	4	36	40	–
AT1 equity issuance	–	–	–	–	2,063
As at 31 December 2013	16,113	4,028	15,859	19,887	2,063

Called up share capital

Called up share capital comprises 16,498m (2013: 16,113m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

Share repurchase

At the 2014 AGM on 24 April 2014, Barclays PLC was authorised to repurchase 1,635m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2015 or the close of business on 30 June 2015, whichever is the earlier. No share repurchases were made during either 2014 or 2013.

Other equity instruments

Other equity instruments of £4,322m (2013: £2,063m) include Additional Tier 1 (AT1) securities issued by Barclays PLC during 2013 and 2014. During 2013, there were two separate issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $2bn and €1bn. In 2014, there were three issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.2bn, €1.1bn and £0.7bn. The 2014 AT1 securities were issued as part of an exchange of £1,527m of Barclays Bank PLC preference shares (held as non-controlling interests for Barclays PLC) and £607m of subordinated debt instruments (Tier 1 Notes and Reserve Capital Instruments).

The exchange exercise involved Barclays PLC issuing AT1 securities to investors in exchange for Barclays Bank PLC preference shares and Barclays Bank PLC subordinated debt instruments held by the same investors. As part of the exercise, Barclays Bank PLC issued three corresponding AT1 instruments to Barclays PLC. Upon completion of the exercise, the preference shares and subordinated debt instruments were cancelled by Barclays Bank PLC.

The AT1 securities are perpetual securities with no fixed maturity and qualify as AT1 instruments under CRD IV.

280 |

31 Ordinary shares, share premium, and other equity continued

The principal terms of the AT1 securities are described below:

¡	AT1 securities rank behind the claims against Barclays PLC of (i) unsubordinated creditors; (ii) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC but not further or otherwise; or (iii) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities

¡	AT1 securities bear a fixed rate of interest until the initial call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates

¡	Interest on the AT1 securities will be due and payable only at the sole discretion of Barclays PLC, and Barclays PLC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date

¡	AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Barclays PLC Group fall below 7.0%.

32 Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2014 there was a debit balance of £582m (2013: £1,142m debit) in the currency translation reserve. The decrease in the debit balance of £560m (2013: £1,201m decrease to a debit balance) principally reflected the strengthening of USD against GBP. The currency translation reserve movement associated with non-controlling interests was a £74m debit (2013: £566m debit) reflecting the further depreciation of ZAR against GBP.

During the year a £91m net gain (2013: £5m) from recycling of the currency translation reserve was recognised in the income statement.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

As at 31 December 2014 there was a credit balance of £562m (2013: £148m credit) in the available for sale reserve. The increase of £414m (2013: £379m decrease) principally reflected a £5,336m gain from changes in fair value on Government Bonds, predominantly held in the liquidity pool, offset by £4,074m of losses from related hedging, £620m of net gains transferred to net profit and £103m of tax.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2014 there was a credit balance of £1,817m (2013: £273m credit) in the cash flow hedging reserve. The increase of £1,544m (2013: £1,826m decrease) principally reflected a £2,662m increase in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves decreased, partly offset by £737m gains recycled to the income statement in line with when the hedged item affects profit or loss, and £381m of tax.

Other reserves and treasury shares

As at 31 December 2014 there was a credit balance of £1,011m (2013: £1,011m credit) in other reserves relating to the excess repurchase price paid over nominal of redeemed ordinary and preference shares issues by the Group.

Treasury shares are deducted from shareholders’ equity within other reserves. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share-based payments.

The treasury shares primarily relate to Barclays PLC shares held in relation to the Group’s various share schemes. These schemes are described in Note 34 Share Based Payments.

As at 31 December 2014 there was a debit balance of £84m (2013: £41m debit) in other reserves relating to treasury shares. The increase principally reflected £909m (2013: £1,066m) of net purchases of treasury shares held for the purposes of employee share schemes, partially offset by £866m (2013: £1,047m) transferred to retained earnings reflecting the vesting of deferred share based payments.

33 Non-controlling interests
	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non-controlling interest
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Barclays Bank PLC issued:
– Preference shares	441	410	3,654	5,868	441	471
– Upper Tier 2 instruments	2	2	486	485	–	–
Barclays Africa Group Limited	320	343	2,247	2,204	189	342
Other non-controlling interests	6	2	4	7	1	–
Total	769	757	6,391	8,564	631	813

Subsidiaries of the Group that give rise to significant non-controlling interests are Barclays Bank PLC and Barclays Africa Group Limited.

| 281

Notes to the financial statements

Capital instruments, equity and reserves

33 Non-controlling interests continued

Barclays Bank PLC

Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2014, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments, representing 11% (2013: 12%) of its equity. Preference share dividends and redemption are typically at the discretion of Barclays Bank PLC. The payment of Upper Tier 2 instrument coupons and principal are typically at the discretion of Barclays Bank PLC, except for coupon payments that become compulsory where Barclays PLC has declared or paid a dividend on ordinary shares in the preceding six-month period. Preference share and Upper Tier 2 instrument holders typically only have rights to redeem in the event of insolvency.

Instrument

	2014 £m	2013 £m

Preference Shares:
6.00% non cumulative callable preference shares	203	744
6.278% non cumulative callable preference shares	318	548
4.875% non cumulative callable preference shares	–	687
4.75% non cumulative callable preference shares	211	967
6.625% non cumulative callable preference shares	406	406
7.1% non cumulative callable preference shares	657	657
7.75% non cumulative callable preference shares	550	550
8.125% non cumulative callable preference shares	1,309	1,309

Total Barclays Bank PLC Preference Shares	3,654	5,868
Barclays Africa Group Limited	258	267

Total	3,912	6,135

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	222	222
Undated Floating Rate Primary Capital Notes Series 2	264	263

Total Upper Tier 2 Instruments	486	485

Summarised financial information for Barclays Africa Group Limited Summarised financial information for Barclays Africa Group Limited, before intercompany eliminations, is set out below:

	Barclays Africa Group Limited 2014 £m	Barclays Africa Group Limited 2013 £m

Income statement information
Total income net of insurance claims	3,530	3,356
Profit after tax	765	807
Total other comprehensive income for the year, after tax	(7)	(71)

Total comprehensive income for the year	758	736

Statement of Cash flows information
Net cash inflows	43	109

Balance sheet information
Total assets	55,378	55,616
Total liabilities	50,150	50,500

Shareholder equity	5,228	5,116

Full financial statements for Barclays Africa Group Limited can be obtained at barclaysafrica.com/barclaysafrica/investor-Relations.

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

Barclays Bank PLC

Barclays Bank PLC also has in issue preference shares which are non-controlling interests to the Group. Under the terms of these instruments, Barclays PLC may not pay dividends on ordinary shares until a dividend is next paid on these instruments or the instruments are redeemed or purchased by Barclays Bank PLC. There are no restrictions on Barclays Bank PLC’s ability to remit capital to the Parent as a result of these issued instruments.

282 |

Notes to the financial statements Employee benefits

The notes included in this section focus on the costs and commitments associated with employing our staff.

34 Share based payments

Accounting for share based payments

The Group applies IFRS 2 Share Based Payments in accounting for employee remuneration in the form of shares.

Employee incentives include awards in the form of shares and share options, as well as offering employees the opportunity to purchase shares on favourable terms. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services, generally the period between the date the award is granted or notified and the vesting date of the shares or options. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.

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

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2014 £m	2013 £m	2012 £m
Share Value Plan	575	576	610
Others	84	126	173
Total equity settled	659	702	783
Cash settled	43	25	35
Total share based payments	702	727	818

The terms of the main current plans are as follows:

Share Value Plan (SVP)

The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeiture in certain leaver scenarios.

Other schemes

In addition to the SVP, the Group operates a number of other schemes including schemes operated by and settled in the shares of subsidiary undertakings, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other schemes are Sharesave (both UK and overseas), the Barclays Long Term Incentive Plan and the Executive Share Award Scheme.

| 283

Notes to the financial statements Employee benefits

34 Share based payments continued

Share option and award plans

The weighted average fair value per award granted and weighted average share price at the date of exercise/release of shares during the year was:

	Weighted average fair value per award granted in year		Weighted average share price at exercise/release during year

	2014 £	2013 £	2014 £	2013 £

SVP[a]	2.33	3.04	2.31	3.04
Others[a]	0.52-2.39	0.81-3.08	2.23-2.56	2.64-3.22

SVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		Others[a,c]

	Number (000s)		Number (000s)		Weighted average ex. price (£)

	2014	2013	2014	2013	2014	2013

Outstanding at beginning of year/acquisition date	524,260	540,872	231,989	278,843	1.55	1.70
Granted in the year	275,152	233,513	64,326	42,179	1.78	2.28
Rights issue adjustments	–	40,684	–	19,630	–	1.58
Exercised/released in the year	(287,319)	(265,082)	(71,594)	(77,752)	1.44	2.19
Less: forfeited in the year	(32,051)	(25,727)	(32,784)	(22,383)	1.66	1.61
Less: expired in the year	–	–	(6,338)	(8,528)	2.24	3.03

Outstanding at end of year	480,042	524,260	185,599	231,989	1.61	1.55

Of which exercisable:	44	60	20,025	20,977	1.88	2.52

Certain of the Group’s share option plans enable certain directors and employees to subscribe for new ordinary shares of Barclays PLC. For accounting for treasury shares see Note 32 Reserves.

The weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

	2014		2013

	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)

SVP[a,b]	1	480,042	1	524,260
Others[a]	0-3	185,599	0-3	231,989

There were no significant modifications to the share based payments arrangements in 2014 and 2013.

As at 31 December 2014, the total liability arising from cash-settled share based payments transactions was £45m (2013: £26m).

Holdings of Barclays PLC shares

Various employee benefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays share based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2014 was 5.2 million (2013: 3.2 million). Dividend rights have been waived on all of these shares. The total market value of the shares held in trust based on the year end share price of £2.43 (2013: £2.72) was £12.6m (2013: £8.7m).

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c	The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 7,288,943). The weighted average exercise price relates to Sharesave.

284 |

35 Pensions and post retirement benefits

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

Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the plan, are recognised in other comprehensive income. Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred), the effects of changes in actuarial assumptions, return on plan assets (excluding amounts included in the interest on the assets) and any changes in the effect of the asset ceiling restriction (excluding amounts included in the interest on the restriction).

Post-employment benefits – the cost of providing health care benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is the Group’s main scheme, representing 92% of the Group’s total retirement benefit obligations. The UKRF was closed to new entrants on 1 October 2012, and comprises ten sections, the most significant of which are:

¡	Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An investment related increase of up to 2% a year may also be added at Barclays’ discretion. Between 1 October 2003 and 1 October 2012 the majority of new employees outside of Investment Bank were eligible to join this section. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are more limited than in traditional final salary pension plans, being the risk of needing to make additional contributions if pre-retirement investment returns are not sufficient to provide for the benefits. The discretionary element of the benefit provides a partial buffer against this risk.

¡	The 1964 Pension Scheme: most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010 members became eligible to accrue future service benefits in either Afterwork or Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions. The risks that Barclays runs in relation to the 1964 pension section are typical of final salary pension plans: principally, that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)

¡	From 1 October 2012 a new UK pension scheme, the BPSP, was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme (Group Personal Pension) providing benefits for all new Barclays UK hires from 1 October 2012, Investment Bank UK employees who were in PIP as at 1 October 2012, and also all UK employees who were not members of a pension scheme as at that date. As a defined contribution plan, BPSP is not subject to the same investment return, inflation or longevity risks that defined benefit plans face. Members’ benefits reflect contributions paid and the level of investment returns achieved.

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

Amounts recognised

The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

| 285

Notes to the financial statements Employee benefits

35 Pensions and post retirement benefits continued

Income statement charge

		2014 £m	2013 £m	2012 £m

Current service cost		324	371	410
Net finance cost/(income)		78	55	(10)
Past service cost		(5)	4	(33)
Settlements		(15)	(3)	(12)

Total		382	427	355

Balance sheet reconciliation

	2014		2013

	Total £m	Of which relates to UKRF £m	Total £m	Of which relates to UKRF £m

Benefit obligation at beginning of the year	(27,568)	(25,093)	(26,304)	(23,643)
Current service cost	(324)	(258)	(371)	(280)
Interest costs on scheme liabilities	(1,261)	(1,101)	(1,145)	(1,003)
Past service cost	5	2	(4)	–
Settlements	83	–	44	–
Remeasurement loss – financial	(2,493)	(2,382)	(989)	(997)
Remeasurement loss – demographic	(370)	(340)	4	–
Remeasurement loss – experience	407	418	(39)	31
Employee contributions	(35)	(2)	(39)	(1)
Benefits paid	999	825	905	799
Exchange and other movements	165	–	370	1

Benefit obligation at end of the year	(30,392)	(27,931)	(27,568)	(25,093)

Fair value of scheme assets at beginning of the year	25,743	23,661	25,075	22,845
Interest income on scheme assets	1,183	1,042	1,090	974
Employer contribution	347	241	364	238
Settlements	(68)	–	(41)	–
Remeasurement – return on plan assets greater than discount rate	2,736	2,705	575	400
Employee contributions	35	2	39	1
Benefits paid	(999)	(825)	(905)	(799)
Exchange and other movements	(103)	1	(454)	2

Fair value of scheme assets at the end of the year	28,874	26,827	25,743	23,661

Net deficit	(1,518)	(1,104)	(1,825)	(1,432)

Retirement benefit assets	56	–	133	–
Retirement benefit liabilities	(1,574)	(1,104)	(1,958)	(1,432)

Net retirement benefit liabilities	(1,518)	(1,104)	(1,825)	(1,432)

Included within the benefit obligation was £2,272m (2013: £2,314m) relating to overseas pensions and £189m (2013: £161m) relating to other post-employment benefits. Of the total benefit obligation of £30,392m (2013: £27,568m), £286m (2013: £298m) was wholly unfunded.

As at 31 December 2014, the UKRF’s scheme assets were in deficit versus IAS 19R obligations by £1,104m (2013: deficit of £1,432m). The decrease in the net deficit was driven by a rise in asset values, with the increase in liabilities arising from the decrease in the discount rate partly offset by a decrease in the long term RPI inflation rate.

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions, below is a summary of the main financial and demographic assumptions adopted for UKRF.

UKRF financial assumptions

	2014 % p.a.	2013 % p.a.

Discount rate	3.67	4.46
Inflation rate	3.05	3.42
Rate of increase in salaries	2.55	2.92
Rate of increase for pensions in payment	2.98	3.32
Rate of increase for pensions in deferment	2.98	3.32
Afterwork revaluation rate	3.35	3.70

The UKRF discount rate assumptions for 2014 and 2013 are taken based on the single equivalent discount rate implied by the Towers Watson RATE Link model.

286 |

35 Pensions and post retirement benefits continued

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2014 of Barclays own post-retirement mortality experience, and taking account of the recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2013 core projection model published by the Continuous Mortality Investigation Bureau subject to a long term trend of 1.25% p.a. in future improvements. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the last three years:

Assumed life expectancy

	2014	2013	2012

Life expectancy at 60 for current pensioners (years)
– Males	28.3	27.9	27.8
– Females	29.9	29.0	28.9

Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	30.1	29.3	29.2
– Females	31.9	30.6	30.5

Sensitivity analysis on actuarial assumptions

The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the UKRF assumptions table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as Barclays expressing any specific view of the probability of such movements happening.

Change in key assumptions

	2014		2013

	Impact on UKRF defined benefit obligation		Impact on UKRF defined benefit obligation

	(Decrease)/ Increase %	(Decrease)/ Increase £bn	(Decrease)/ Increase %	(Decrease)/ Increase £bn

0.5% increase in discount rate	(9.0)	(2.5)	(9.2)	(2.3)
0.5% increase in assumed price inflation	7.3	2.0	7.8	2.0
1 year increase to life expectancy at 60	3.5	1.0	3.0	0.8

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 19 years.

Assets

A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, amongst other aims, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed with the Trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings reflected on a mark to market basis.

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets

	Total		Of which relates to UKRF

	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %

As at 31 December 2014
Equities – quoted	6,813	23.6	5,808	21.6
Equities – non-quoted	1,549	5.4	1,537	5.7
Bonds – fixed government[a]	934	3.2	609	2.3
Bonds – index-linked government[a]	7,114	24.6	7,114	26.5
Bonds – corporate and other[a]	5,599	19.4	5,317	19.8
Property – commercial[b]	2,023	7.0	1,945	7.3
Derivatives[b]	1,472	5.1	1,472	5.5
Cash	2,897	10.0	2,644	9.9
Pooled funds[c]	284	1.0	284	1.1
Other[b]	189	0.7	97	0.3

Fair value of scheme assets	28,874	100.0	26,827	100.0

Notes

a	Assets held are predominantly quoted.
b	Assets held are predominantly non-quoted.
c	Pooled funds relate to a variety of investments which are predominantly non-quoted.

| 287

Notes to the financial statements Employee benefits

35 Pensions and post retirement benefits continued

Analysis of scheme assets

	Total		Of which relates to UKRF

	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %

As at 31 December 2013
Equities – quoted	3,420	13.3	2,355	10.0
Equities – non quoted	1,299	5.0	1,270	5.4
Bonds – fixed government[a]	1,342	5.2	888	3.8
Bonds – index-linked government[a]	6,356	24.8	6,365	26.8
Bonds – corporate and other[a]	3,715	14.5	3,533	14.9
Property – commercial[b]	1,376	5.3	1,320	5.6
Derivatives[b]	1,425	5.5	1,425	6.0
Cash	4,202	16.3	3,903	16.5
Pooled funds[c]	2,342	9.1	2,342	9.9
Other[b]	266	1.0	260	1.1

Fair value of scheme assets	25,743	100.0	23,661	100.0

Included within the fair value of scheme assets were: £3m (2013: £5m) relating to shares in Barclays PLC, £39m (2013: £31m) relating to bonds issued by the Barclays Group, £6m (2013: £7m) relating to property occupied by Group companies, and £14m (2013: £10m) relating to other investments including deposits with Barclays banks. The UKRF also invests in investment vehicles which may hold shares or debt issued by the Barclays Group.

The UKRF scheme assets also includes £36.2m (2013: £35.9m) relating to UK private equity investments and £1,502m (2013: £1,255m) relating to overseas private equity investments. These are disclosed above within equities – non quoted.

Approximately a third of the UKRF assets are invested in liability driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Funding

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2013. This was completed in 2014 and showed a deficit of £3.6bn and a funding level of 87.4%. The Bank and Trustee agreed a scheme-specific funding target, statement of funding principles, a schedule of contributions and a recovery plan to eliminate the deficit in the Fund. The main differences between the funding and IAS 19 assumptions are a more prudent longevity assumption for funding and a different approach to setting the discount rate.

The recovery plan to eliminate the deficit will result in the Bank paying deficit contributions to the Fund until 2021. Deficit contributions of £300m are payable in 2015, and also in 2016. Further deficit contributions of £740m p.a. are payable during 2017 to 2021. Up to £500m of the 2021 deficit contributions are payable in 2017 depending on the deficit level at that time. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

In non-valuation years the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2014 and showed a deficit of £4.6bn and a funding level of 85.4%. The increase in funding deficit over the year to 30 September 2014 can be mainly attributed to the fall in real gilt yields over the year.

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid

£m

2014	241
2013	238
2012	742

The Group’s expected contribution to the UKRF in respect of defined benefits in 2015 is £622m (2014: £218m). In addition the expected contributions to UK defined contribution schemes in 2015 is £41m (2014: £46m) to the UKRF and £107m (2014: £103m) to the BPSP. For the material non-UK defined benefit schemes the expected contributions in 2015 are £56m (2014: £107m).

Notes

a	Assets held are predominantly quoted.
b	Assets held are predominantly non-quoted.
c	Pooled funds relate to a variety of investments which are predominantly non-quoted.

288 |

Notes to the financial statements Scope of consolidation

This section presents information on the Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.

36 Principal subsidiaries

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

Company name	Principal place of business or incorporation	Nature of business	Percentage of voting rights held %		Non- controlling interests – proportion of ownership interests %	Non- controlling interests – proportion of voting interests %

Barclays Bank PLC	England	Banking, holding company	100		11	–
Barclays Capital Securities Limited	England	Securities dealing	100		–	–
Barclays Private Clients International Limited	Isle of Man	Banking	100	*	–	–
Barclays Securities Japan Limited	Japan	Securities dealing	100		–	–
Barclays Africa Group Limited	South Africa	Banking	62		38	38
Barclays Bank S.A.U.	Spain	Banking	100	*	–	–
Barclays Capital Inc.	United States	Securities dealing	100		–	–
Barclays Bank Delaware	United States	Credit card issuer	100		–	–

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked *. Information on the Group’s subsidiaries, as required by the Companies Act, will be included in the Annual Return to be filed at the UK Companies House.

Ownership interests are in some cases different to voting interests due to the existence of non-voting equity interests, such as preference shares. See Note 33 Non-controlling interests for more information.

At the balance sheet date, a contractual agreement for the sale and transfer of Barclays Bank S.A.U. and its subsidiaries, comprising all its associated assets and liabilities to a third party, Caixabank, S.A. was in place. The sale took place on 2 January 2015, but Barclays Bank S.A.U. was still a principal subsidiary at the balance sheet date.

Significant judgements and assumptions used to determine the scope of the consolidation

Determining whether the Group has control of an entity is generally straightforward based on ownership of the majority of the voting capital. However, in certain instances this determination will involve significant judgement, particularly in the case of structured entities where voting rights are often not the determining factor in decisions over the relevant activities. This judgement may involve assessing the purpose and design of the entity. It will also often be necessary to consider whether the Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

There is also often considerable judgement involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated such that the other investors’ exposures to the structure’s variable returns have been substantively eliminated, the Group may conclude that the managers of the structured entity are acting as its agent and therefore will consolidate the structured entity.

| 289

Notes to the financial statements Scope of consolidation

36 Principal subsidiaries continued

An interest in equity voting rights exceeding 50% would typically indicate that the Group has control of an entity. However certain entities are excluded from consolidation because the Group does not have exposure to their variable returns. These entities are controlled by external counterparties rather than the Group. Where appropriate, interests relating to these entities are included in Note 37 Structured entities.

		Percentage of voting	Equity shareholder’s	Retained profit for
Country of registration or incorporation	Company name	rights held (%)	funds (£m)	the year (£m)

UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	1	–

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

Regulatory requirements

Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £1,757bn (2013: £1,789bn) and £1,683bn (2013: £1,720bn) respectively. The assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital, leverage and exposure ratios restricting the ability of these entities to make distributions of cash or other assets to the parent company, Barclays PLC.

In order to meet capital requirements, subsidiaries may hold certain equity accounted and debt accounted issued financial instruments and non-equity instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liability. See Note 33 Non-controlling interests and Note 30 Subordinated liabilities for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.

Liquidity requirements

Regulated subsidiaries of the Group are required to maintain liquidity pools to meet PRA and local regulatory requirements. The main subsidiaries affected are Barclays Bank PLC, Barclays Africa Group Limited and Barclays Capital Inc. which must maintain daily compliance with the regulatory minimum. See page 160 to 177 for further details of liquidity requirements, including those of our significant subsidiaries.

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

Contractual requirements

Asset encumbrance

The Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks. Once encumbered, the assets are not available for transfer around the Group. The assets affected are disclosed in Note 40 Assets pledged.

Assets held by consolidated structured entities

£379m (2013: £690m) of assets included in the Group’s balance sheet relate to consolidated investment funds and are held to pay return and principal to the holders of units in the funds. The assets held in these funds cannot be transferred to other members of the Group. The decrease is materially driven by the closure of European wealth funds during the year.

Other restrictions

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,448m (2013: £4,722m).

Barclays Africa Group Limited assets are subject to exchange control regulation determined by the South African Reserve Bank (SARB). Special dividends and loans in lieu of dividends cannot be transferred without SARB approval.

37 Structured entities

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

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:

290 |

37 Structured entities continued

Securitisation vehicles

The Group uses securitisation as a source of financing and a means of risk transfer. Refer to Note 39 Securitisations for further detail.

The Group provides liquidity facilities to certain securitisation vehicles. At 31 December 2014, there were outstanding loan commitments to these entities totalling £201m (2013: £195m).

Commercial paper (CP) and medium term note conduits

The Group provided £9.1bn (2013: £8.1bn) in undrawn contractual backstop liquidity facilities to CP conduits.

Fund management entities

Barclays has contractually guaranteed the performance of certain cash investments in a number of managed investment funds which have resulted in their consolidation. As at 31 December 2014, the notional value of the guarantee was £585m (2013: £991m). The decrease is materially driven by the closure of European wealth funds during the year.

Covered bonds

During the period the Group provided cash capital contributions totalling £0.7bn (2013: £1.3bn) to Barclays Covered Bonds Limited Liability Partnership as a result of regulatory requirements to pre fund upcoming covered bond redemptions. This requirement is expected to increase as more covered bonds approach their maturity in 2015.

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

The nature and extent of the Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities

	Secured financing £m	Short-term traded interests £m	Traded derivatives £m	Other interests £m	Total £m

As at December 2014
Assets
Trading portfolio assets	–	14,538	–	3,668	18,206
Financial assets designated at fair value	–	–	–	963	963
Derivative financial instruments	–	–	5,207	1,594	6,801
Available for sale investments	–	–	–	1,216	1,216
Loans and advances to banks	–	–	–	4,277	4,277
Loans and advances to customers	–	–	–	30,067	30,067
Reverse repurchase agreements and other similar secured lending	37,139	–	–	–	37,139
Other assets	–	–	–	38	38

Total assets	37,139	14,538	5,207	41,823	98,707

Liabilities
Derivative financial instruments	–	–	5,222	1,514	6,736

As at December 2013
Assets
Trading portfolio assets	–	12,729	–	5,111	17,840
Financial assets designated at fair value	–	–	–	1,035	1,035
Derivative financial instruments	–	–	3,758	1,464	5,222
Available for sale investments	–	–	–	2,073	2,073
Loans and advances to banks	–	–	–	4,143	4,143
Loans and advances to customers	–	–	–	24,971	24,971
Reverse repurchase agreements and other similar secured lending	51,112	–	–	–	51,112
Other assets	–	–	–	35	35

Total assets	51,112	12,729	3,758	38,832	106,431

Liabilities
Derivative financial instruments	–	–	4,895	1,457	6,352

| 291

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

Secured financing arrangements, short term traded interests and traded derivatives are typically managed under market risk management described in page 144 which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include a Non-Core portfolio which is being managed down, conduits and corporate lending where the interest is driven by normal customer demand.

Secured financing

The Group routinely enters into reverse repurchase contracts, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Group has minimal exposure to the performance of the structured entity counterparty. A description of these transactions is included in Note 22.

Short-term traded interests

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

As at 31 December 2014, £12,058m (2013: £11,634m) of the Group’s £14,538m (2013: £12,729m) short-term traded interests were comprised of debt securities issued by asset securitisation vehicles.

Traded derivatives

The Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices amongst other things. The main derivative types which are considered interests in structured entities include index-based and entity specific credit default swaps, balance guaranteed swaps, total return swaps, commodities swaps, and equity swaps. A description of the types of derivatives and the risk management practices are detailed in Note 15. The risk of loss may be mitigated through ongoing margining requirements as well as a right to cash flows from the structured entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Group’s normal credit policies.

Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. Included in the traded derivatives total are £445m (2013: £752m) of derivative assets which are ‘cleared derivative’ type arrangements. These are transactions where the Group enters into a contract with an exchange on behalf of a structured entity client and holds an opposite position with it. The Group is exposed to settlement risk only on these derivatives which is mitigated through daily margining. Total notionals amounted to £176,584m (2013: £163,827m).

Except for credit default swaps where the maximum exposure to loss is the swap notional amount, it is not possible to estimate the maximum exposure to loss in respect of derivative positions as the fair value of derivatives is subject to changes in market rates of interest, exchange rates and credit indices which by their nature are uncertain. In addition, the Group’s losses would be subject to mitigating action under its traded market risk and credit risk policies that require the counterparty to provide collateral in cash or other assets on a daily basis in most cases.

Other interests in unconsolidated structured entities

The Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the purpose of the entities and limited to significant categories, based on maximum exposure to loss.

292 |

37 Structured entities continued

Nature of interest

	Structured credit portfolio £m	Multi-seller conduit programmes £m	Lending £m	Mortgage- backed securities £m	Investment funds and trusts £m	Others £m	Total £m

As at December 2014
Trading portfolio assets
– Debt securities	3,590	–	–	–	–	51	3,641
– Equity securities	–	–	–	–	–	27	27
Financial assets designated at fair value
– Loans and advances to customers	–	–	881	–	–	11	892
– Debt securities	–	–	–	–	–	35	35
– Equity securities	–	–	–	–	–	36	36
Derivative financial instruments	–	–	80	–	–	1,514	1,594
Available for sale investments
– Debt securities	1	575	–	626	–	14	1,216
Loans and advances to customers	3,390	8,236	17,780	–	–	661	30,067
Loans and advances to banks	–	–	4,277	–	–	–	4,277
Other assets	–	5	9	–	21	3	38

Total on balance sheet exposures	6,981	8,816	23,027	626	21	2,352	41,823

Total off balance sheet notional amounts	1,078	8,075	6,359	–	–	2,104	17,616

Maximum exposure to loss	8,059	16,891	29,386	626	21	4,456	59,439

Total assets of the entity	50,279	97,298	390,522	147,422	25,556	5,816	716,893

As at December 2013
Trading portfolio assets
– Debt securities	4,944	–	50	–	–	106	5,100
– Equity securities	–	–	–	–	–	11	11
Financial assets designated at fair value
– Loans and advances to customers	–	–	935	–	–	34	969
– Debt securities	–	–	–	–	–	32	32
– Equity securities	–	–	–	–	–	34	34
Derivative financial instruments	–	–	7	–	–	1,457	1,464
Available for sale investments
– Debt securities	1	564	2	1,476	–	30	2,073
Loans and advances to customers	3,115	7,927	13,183	–	–	746	24,971
Loans and advances to banks	–	–	4,066	–	–	77	4,143
Other assets	–	1	1	–	25	8	35

Total on balance sheet exposures	8,060	8,492	18,244	1,476	25	2,535	38,832

Total off balance sheet notional amounts	1,411	8,400	2,186	–	–	54	12,051

Maximum exposure to loss	9,471	16,892	20,430	1,476	25	2,589	50,883

Total assets of the entity	80,565	138,199	138,980	246,062	44,679	11,098	659,583

Maximum exposure to loss

Unless specified otherwise below, the Group’s maximum exposure to loss is the total of its on balance sheet positions and its off balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.

Structured Credit Portfolio

This comprises interests in debt securities issued by securitisation vehicles, mainly Collateralised Loan Obligations (CLOs), Collateralised Debt Obligations (CDOs), Residential and Commercial Mortgage-Backed Securitisation structures (RMBSs and CMBSs), and drawn and undrawn loan facilities to these entities. In some cases, the securities are ‘wrapped’ with credit protection from a monoline insurer, which transfers the credit risk to the monoline. The entities are wholly debt financed through the issuance of tranches of debt securities or through direct funding, such as the loan facilities provided by the Group. As the underlying assets of the entities amortise and pay down, the debt securities issued by the entities are repaid in order of seniority. Where the entities experience significant credit deterioration, debt securities may be written off or cancelled in reverse order of seniority.

| 293

Notes to the financial statements Scope of consolidation

37 Structured entities continued

As at 31 December 2014, the Group’s funded exposures comprised £3,591m (2013: £4,945m) debt securities at fair value and £3,390m (2013: £3,115m) amortised cost loans and advances. Of the £6,981m (2013: £8,060m), £4,822m (2013: £6,576m) is investment grade, with the remainder either non-investment graded or not rated. The Group also had £1,078m (2013: £1,411m) of unfunded exposures in the form of undrawn liquidity commitments. Of the £8,059m (2013: £9,471m) of funded and unfunded exposures, £7,897m (2013: £9,082m) is senior in the capital structure of the entity.

Though the Group’s funded exposures are primarily investment grade and senior in the capital structure, there are cases where the interests that are subordinate to the Group’s senior and mezzanine interests have minimal or no value, due to decreases in the fair value of the underlying collateral held by the entity.

The Group’s income from these entities comprises trading income (largely gains and losses on changes in the fair value and interest earned on bonds) on items classified as held for trading and interest income on interests classified as loans and receivables.

During 2014, the Group recorded a fair value loss of £91m (2013: £639m gain) on debt securities. Impairment losses recorded on loans and advances were immaterial in both the current and prior year.

The fair value of the Group’s interests in certain CLOs and CDOs is influenced by the protection directly provided to the structured entities by monoline insurers in addition to the value of the collateral held by the entities. The protection provided to the entities by the monoline insurers is in the form of a CDS. However, the ability of the monolines to make payments is uncertain, which is reflected in the valuation of the Group’s interests in the monoline wrapped CLOs and CDOs.

Multi-seller conduit programmes

The conduits engage in providing financing to various clients and hold whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduits. The Group’s off balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduits for the benefit of the holders of the commercial paper issued by the conduits and will only be drawn where the conduits are unable to access the commercial paper market. If these facilities are drawn, the Group is protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduits. The Group earns income from fees received on the liquidity facility and the letter of credit provided to the conduits. There were no impairment losses on this lending in either of the current year or the prior year.

Lending

The portfolio includes lending provided by the Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Group incurred an impairment of £31m (2013: £20m) against such facilities. The main types of lending are £4bn (2013: £4bn) of funding loans to bankruptcy remote structured entities to either invest or develop properties, £5bn (2013: £2bn) of loans to structured entities which have been created by an individual to hold one or more assets, £2bn (2013: £2bn) to entities whose operations are limited to financing or funding the acquisition of specific assets such as schools, hospitals, roads and renewable energy projects under the Private Finance Initiative (PFI), and £1bn (2013: £1bn) of funding loans to bankruptcy remote structured entities to enable them to purchase capital equipment for parent companies and are supported by government export guarantees.

Mortgage-backed securities

This represents a portfolio of floating rate notes, mainly mortgage-backed security positions, used as an accounting hedge of interest rate risk under the Group’s structural hedging programme. All notes are investment grade. The portfolio has decreased owing to a reduced requirement for hedge accounting capacity in sterling.

Investment funds and trusts

In the course of its fund management activities, the Group establishes pooled investment funds that comprise investments of various kinds, tailored to meet certain investors’ requirements. The Group’s interest in funds is generally restricted to a fund management fee, the value of which is typically based on the performance of the fund.

The Group acts as trustee to a number of trusts established by or on behalf of its clients. The purpose of the trusts, which meet the definition of structured entities, is to hold assets on behalf of beneficiaries. The Group’s interest in trusts is generally restricted to unpaid fees which, depending on the trust, may be fixed or based on the value of the trust assets. Barclays has no other risk exposure to the trusts.

Other

This includes £1,514m (2013: £1,457m) of derivative transactions with structured entities where the market risk is materially hedged with corresponding derivative contracts.

Assets transferred to sponsored unconsolidated structured entities

Assets transferred to sponsored unconsolidated structured entities were immaterial.

294 |

38 Investments in associates and joint ventures

Accounting for associates and joint ventures

Barclays applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. Generally the Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are arrangements where the Group has joint control and rights to the net assets of the entity.

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

There are no individually significant investments in joint ventures or associates held by Barclays.

	2014			2013
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Equity accounted	303	408	711	275	378	653
Held at fair value through profit or loss	307	366	673	610	400	1,010
Total	610	774	1,384	885	778	1,663

Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the net income of the investees, not just the Group’s share for the year ended 31 December 2014 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates		Joint ventures
	2014 £m	2013 £m	2014 £m	2013 £m
(Loss) or profit from continuing operations	(9)	(51)	146	144
Other comprehensive income	13	3	(5)	(20)
Total comprehensive income/(loss)	4	(48)	141	124

Unrecognised shares of the losses of individually immaterial associates and joint ventures were nil (2013: nil).

The Group’s associates and joint ventures are subject to statutory requirements such that they cannot make remittances of dividends or make loan repayments to Barclays PLC without agreement from the external parties.

The Group’s share of commitments and contingencies of its associates and joint ventures comprised unutilised credit facilities provided to customers of £1,566m (2013: £2,156m). In addition, the Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £183m (2013: £74m).

39 Securitisations

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

| 295

Notes to the financial statements Scope of consolidation

39 Securitisations continued

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

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

		2014			2013
	Assets		Liabilities		Assets	Liabilities
	Carrying amount £m	Fair Value £m	Carrying amount £m	Fair Value £m	Carrying amount £m	Carrying amount £m
Loans and advances to customers
Residential mortgage loans	2,830	2,619	(2,352)	(2,360)	3,930	(3,545)
Credit cards, unsecured and other retail lending	7,060	7,162	(5,160)	(5,178)	6,563	(5,017)
Corporate loans	157	154	(135)	(146)	331	(294)
Total	10,047	9,935	(7,647)	(7,684)	10,824	(8,856)
Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	66	n/a	–	n/a	68	–

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

Residential mortgage loans in 2014 exclude Barclays Non-Core securitised assets of £1,345m (2013: £1,566m) and liabilities of £1,305m (2013: £1,561m) which relate to the European Geneva securitisation which has been designated as held for sale. The 2013 balances have not been restated.

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The carrying amount of the loans before transfer was £120m (2013: £124m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

For transfers of assets in relation to repurchase agreements, see Notes 22 and 40.

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

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement as at 31 December 2014			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2014 £m	Cumulative to 31 December 2014 £m
CLO and other assets	1,370	1,354	1,370	14	(720)
US sub-prime and Alt-A	208	195	208	–	(1,365)
Commercial mortgage backed securities	200	200	200	15	(8)
Total	1,778	1,749	1,778	29	(2,093)

296 |

39 Securitisations continued

	Continuing involvement as at 31 December 2013			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2013 £m	Cumulative to 31 December 2013 £m
CLO and other assets	1,911	1,883	1,911	46	(712)
US sub-prime and Alt-A	398	377	398	3	(1,221)
Commercial mortgage backed securities	241	241	241	3	(33)
Total	2,550	2,501	2,550	52	(1,966)

Assets which represent the Group’s continuing involvement in derecognised assets are recorded in the following line items:

Type of transfer	Loans and advances £m	Trading portfolio assets £m	Derivatives £m	Available for sale investments £m	Total £m
As at 31 December 2014
CLO and other assets	829	541	–	–	1,370
US sub-prime and Alt-A	200	8	–	–	208
Commercial mortgage backed securities	–	200	–	–	200
Total	1,029	749	–	–	1,778

As at 31 December 2013
CLO and other assets	1,130	778	2	1	1,911
US sub-prime and Alt-A	321	77	–	–	398
Commercial mortgage backed securities	–	241	–	–	241
Total	1,451	1,096	2	1	2,550

40 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2014 £m	2013 £m	[a]
Trading portfolio assets	50,782	69,886
Loans and advances	62,459	62,607
Other	17,056	9,043
Assets pledged	130,297	141,536

Barclays has an additional £9bn (2013: £11bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and available to support future issuance.

Other assets in 2014 include £6bn of loans pledged in the Spanish business which has been designated as held for sale. The 2013 balances have not been revised.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2014 £m	2013 £m	[a]
Fair value of securities accepted as collateral	396,480	428,276
Of which fair value of securities re-pledged/transferred to others	313,354	355,991

The full disclosure as per IFRS 7 has been included in collateral and other credit enhancements (page 113). Note a 2013 has been revised to align with European Capital Requirement Regulations (CRR).

| 297

Notes to the financial statements Other disclosure matters

The notes included in this section focus on related party transactions, auditors’ remuneration and directors’ remuneration. Related parties include any subsidiaries, associates, joint ventures, entities under common directorships and Key Management Personnel.

41 Related party transactions and Directors’ remuneration

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes.

Subsidiaries

Transactions between Barclays PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in Barclays PLC’s balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 36.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group’s investments in associates and joint ventures is set out in Note 38.

Entities under common directorships

The Group enters into normal commercial relationships with entities for which members of the Group’s Board also serve as Directors. The amounts included in the Group’s financial statements relating to such entities that are not publicly listed are shown in the table below under Entities under common directorships.

Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2014
Income	(5)	9	51	4
Impairment	–	(1)	–	–
Total assets	130	1,558	219	–
Total liabilities	264	188	36	149

For the year ended and as at 31 December 2013
Income	(10)	24	1	3
Impairment	(3)	(4)	–	–
Total assets	116	1,521	33	5
Total liabilities	278	185	73	207

For the year ended and as at 31 December 2012
Income	(3)	38	1	20
Impairment	–	(5)	–	–
Total assets	137	1,657	198	–
Total liabilities	18	585	94	152

Guarantees, pledges or commitments given in respect of these transactions in the year were £911m (2013: £961m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds, unit trusts and investment funds were £587m (2013: £613m).

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

298 |

41 Related party transactions and Directors’ remuneration continued

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding

	2014 £m	2013 £m

As at 1 January	13.4	5.9
Loans issued during the year	1.3	14.0
Loan repayments during the year	(3.3)	(6.5)

As at 31 December	11.4	13.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding

	2014 £m	2013 £m

As at 1 January	100.2	37.3
Deposits received during the year	25.7	156.4
Deposits repaid during the year	(22.9)	(93.5)

As at 31 December	103.0	100.2

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding were £1.3m (2013: £2.6m).

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

Remuneration of Directors and other Key Management Personnel

Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions and is consistent with the approach adopted for disclosures set out on pages 46 to 79. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2014 £m	2013 £m

Salaries and other short-term benefits	28.3	22.3
Pension costs	0.3	0.6
Other long-term benefits	8.1	11.5
Share-based payments	15.0	29.7
Employer social security charges on emoluments	5.8	6.5

Costs recognised for accounting purposes	57.5	70.6
Employer social security charges on emoluments	(5.8)	(6.5)
Other long-term benefits – difference between awards granted and costs recognised	(4.3)	(3.9)
Share-based payments – difference between awards granted and costs recognised	(8.4)	(18.3)

Total remuneration awarded	39.0	41.9

b) Disclosure required by the Companies Act 2006

The following information regarding Directors is presented in accordance with the Companies Act 2006:

	2014 £m	2013 £m

Aggregate emoluments[a]	7.8	5.3
Gains on exercise of share options	–	1.7
Amounts paid under LTIPs[b]	–	0.7

	7.8	7.7

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2013: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2014, there were no Directors accruing benefits under a defined benefit scheme (2013: nil).

Notes

a	The aggregate emoluments include amounts paid for the 2014 year. In addition, a deferred share award has been made to each of the executive Directors which will only vest subject to meeting service conditions. The total of the deferred share awards is £1.2m (2013: £0.7m).
b	Amounts delivered under long-term incentive schemes are included in the Directors’ remuneration table above in the years in which the performance and service conditions are met and the awards are released to participants. The LTIP amounts shown in the executive Directors’ single total figure for 2014 remuneration table of the Directors’ Remuneration Report are in respect of LTIP awards that are scheduled to be released in 2015 in relation to LTIP awards granted in 2012 (for the 2012-14 performance cycle).

| 299

Notes to the financial statements

Other disclosure matters

41 Related party transactions and Directors’ remuneration continued

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 26 persons) at 31 December 2014 amounted to 9,078,157 (2013: 6,932,951) ordinary shares of 25p each (0.06% of the ordinary share capital outstanding).

At 31 December 2014 executive Directors and officers of Barclays PLC (involving 33 persons) held options to purchase a total of 30,398 Barclays PLC ordinary shares (2013: 345,943) of 25p each at prices ranging from 133.01p to 178p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2014 to persons who served as directors during the year was £0.4m (2013: £0.2m). The total value of guarantees entered into on behalf of Directors during 2014 was £nil (2013: £nil).

42 Auditors’ remuneration

Auditors’ remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m

2014
Audit of the Group’s annual accounts	11	–	–	–	11
Other services:
Fees payable for the Company’s associates[a]	24	–	–	–	24
Other services supplied[b]	–	4	–	–	4
Other services relating to taxation
– compliance services	–	–	1	–	1
– advisory services[c]	–	–	–	–	–
Other	–	3	–	1	4

Total auditors’ remuneration	35	7	1	1	44

2013
Audit of the Group’s annual accounts	10	–	–	–	10
Other services:
Fees payable for the Company’s associates[a]	25	–	–	–	25
Other services supplied[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	2	–	2
– advisory services[c]	–	–	–	–	–
Other	–	3	–	2	5

Total auditors’ remuneration	35	6	2	2	45

2012
Audit of the Group’s annual accounts	10	–	–	–	10
Other services:
Fees payable for the Company’s associates[a]	25	–	–	–	25
Other services supplied[b]	–	4	–	–	4
Other services relating to taxation
– compliance services	–	–	2	–	2
– advisory services[c]	–	–	–	–	–
Other	–	2	–	1	3

Total auditors’ remuneration	35	6	2	1	44

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £4m (2013: £5m, 2012: £7m).

Notes

a	Comprises the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. Fees relating to the audit of the associated pension schemes were £0.2m (2013: £0.2m, 2012: £0.2m).
b	Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

300 |

43 Financial risks, liquidity and capital management

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk management and governance section as follows:

¡	Credit risk, on pages 111 to 142;

¡	Market risk, on pages 143 to 152;

¡	Capital resources, on pages 153 to 159; and

¡	Liquidity risk, on pages 160 to 177.

44 Transition Notes – Changes in accounting policies, comparability and other adjustments

Amendments to IAS 32 Financial Instruments (Offsetting Financial Assets and Financial Liabilities)

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments that provide clarifications on the application of the offsetting rules and the circumstances in which netting is permitted, in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement.

These amendments do not have any impact on the income statement, statement of comprehensive income and the statement of change in equity. The impacts on the balance sheet and the cash flow statement are highlighted below.

Impact of IAS 32 Financial Instruments: Presentation (revised) on the balance sheet as at 31 December 2014

The adoption of the IAS 32 amendments resulted in a change of £53.6bn in the balance sheet. This movement is due to the following balance sheet lines:

Impact of IAS 32 (revised) on consolidated balance sheet

As at 31 December 2014	Pre IAS 32 (revised) £m	IAS 32 (revised) impact £m	Published £m

Assets
Derivative financial instruments	389,352	50,557	439,909
Loans and advances to banks	42,035	76	42,111
Loans and advances to customers	424,828	2,939	427,767
Total assets	1,304,334	53,572	1,357,906

Liabilities
Deposits from banks	58,405	(15)	58,390
Customer accounts	423,641	4,063	427,704
Derivative financial instruments	389,796	49,524	439,320
Total liabilities	1,238,376	53,572	1,291,948

Movement between the published and restated balance sheet as at 31 December 2012 and 31 December 2013

The adoption of IAS 32 (revised) resulted in total assets and liabilities increasing by £31bn and £24bn for 2013 and 2012 respectively. This was due to the gross up of financial assets and financial liabilities which were previously offset as shown in the table below:

Consolidated balance sheet – movement between published and restated

	2013			2012

As at 31 December	Published £m	IAS 32 (revised) impact £m	Restated £m	Published £m	IAS 32 (revised) impact £m	Restated £m

Assets
Derivative financial instruments	324,335	25,965	350,300	469,156	15,984	485,140
Loans and advances to banks	37,853	1,569	39,422	40,462	1,337	41,799
Loans and advances to customers	430,410	3,827	434,237	423,906	6,695	430,601
Total assets	1,312,267	31,361	1,343,628	1,488,335	24,016	1,512,351

Liabilities
Deposits from banks	54,834	781	55,615	77,012	333	77,345
Customer accounts	427,902	4,096	431,998	385,411	5,417	390,828
Derivative financial instruments	320,634	26,484	347,118	462,721	18,266	480,987
Total liabilities	1,248,318	31,361	1,279,679	1,428,349	24,016	1,452,365

| 301

Notes to the financial statements

Other disclosure matters

44 Transition Notes – Changes in accounting policies, comparability and other adjustments continued

Impact of IAS 32 – Financial Instruments: (Revised) on the cash flow statement as at 31 December 2014

The adoption of the IAS 32 amendments impacted the net cash from operating activities which decreased by £1,493m.

Impact of IAS 32 (revised) on consolidated cash flow statement

For the year ended 31 December 2014	Pre IAS 32 (revised) £m	IAS 32 (revised) impact £m	Published £m

Continuing operations
Changes in operating assets and liabilities
Net (increase)/decrease in loans and advances to banks and customers	2,796	888	3,684
Net (decrease) in deposits and debt securities in issue	(1,284)	(829)	(2,113)
Net decrease in derivative financial instruments	4,145	(1,552)	2,593

Net cash from operating activities	(8,948)	(1,493)	(10,441)

Net (decrease) in cash and cash equivalents	(1,782)	(1,493)	(3,275)

Cash and cash equivalents at beginning of year	80,185	1,569	81,754

Cash and cash equivalents at end of year	78,403	76	78,479

Cash and cash equivalents comprise:
Loans and advances to banks with original maturity less than three months	36,206	76	36,282

	78,403	76	78,479

Movement between the published and restated cash flow statement for 31 December 2012 and 31 December 2013

The adoption of the IAS 32 (revised) amendments impacted the net cash from operating activities which increased by £232m and £207m for 2013 and 2012 respectively.

Consolidated cash flow statement – movement between published and restated

	2013			2012

For the year ended 31 December	Published £m	IAS 32 (revised) impact £m	Restated £m	Published £m	IAS 32 (revised) impact £m	Restated £m

Continuing operations
Changes in operating assets and liabilities
Net (increase)/decrease in loans and advances to banks and customers	(6,783)	2,868	(3,915)	1,832	(1,274)	558
Net (decrease) in deposits and debt securities in issue	(12,519)	(873)	(13,392)	(4,388)	187	(4,201)
Net decrease in derivative financial instruments	2,734	(1,763)	971	4,293	1,294	5,587

Net cash from operating activities	(25,174)	232	(24,942)	(13,823)	207	(13,616)

Net (decrease) in cash and cash equivalents	(41,711)	232	(41,479)	(27,873)	207	(27,666)

Cash and cash equivalents at beginning of year	121,896	1,337	123,233	149,673	1,130	150,803

Cash and cash equivalents at end of year	80,185	1,569	81,754	121,896	1,337	123,233

Cash and cash equivalents comprise:
Loans and advances to banks with original maturity less than three months	33,690	1,569	35,259	33,473	1,337	34,810

	80,185	1,569	81,754	121,896	1,337	123,233

302 |

45 Non-current assets held for sale and associated liabilities

Accounting for non-current assets held for sale and associated liabilities

The Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell.

Assets classified as held for sale

	Spanish Business	Other	Total	Total

	2014 £m	2014 £m	2014 £m	2013 £m

Available for sale financial instruments	10	152	162	–
Loans and advances to customers	13,177	1,766	14,943	–
Property, plant and equipment	–	92	92	280
Deferred tax assets	291	–	291	–
Other assets	439	118	557	215

Total	13,917	2,128	16,045	495

Balance of impairment unallocated under IFRS 5	(471)	–	(471)	–

Total agreed to consolidated balance sheet	13,446	2,128	15,574	495

Liabilities classified as held for sale

	Spanish Business	Other	Total	Total

	2014 £m	2014 £m	2014 £m	2013 £m

Deposits from banks	(4,312)	(1)	(4,313)	–
Customer accounts	(6,612)	(215)	(6,827)	–
Repurchase agreements and other similar secured borrowing	(77)	–	(77)	–
Other liabilities	(1,839)	(59)	(1,898)	–

Total	(12,840)	(275)	(13,115)	–

Sale of the Spanish business

The disposal group includes all assets and liabilities of Barclays Bank S.A.U and its subsidiaries. These were disposed of as part of the rationalisation of the Non-Core segment of the Group, announced in the Strategy Update on 8 May 2014.

The sale, initially announced to the market on 31 August 2014, was completed on 2 January 2015. A write down to fair value less costs to sell of £734m is recognised on the disposal group, of which £263m was allocated against the carrying amount of individual assets within the scope of measurement requirements of IFRS 5 and £471m has been allocated to the disposal group as a whole.

A loss of £446m has been recognised in the income statement within (loss)/profit on disposal of subsidiaries, associates and joint ventures. This reflects the net impact of the write down of assets in line with IFRS 5 of £734m and other transaction related costs of £27m, partially offset by the gain on related hedging instruments of £315m. Accumulated currency translation reserve losses of £100m will be recognised in the income statement on completion of the sale.

Sale of Barclaycard Loan Portfolio

Other assets includes £1.7bn relating to a customer loan book, intended for sale during the first half of 2015 as part of the strategy to wind down the Non-Core segment of the Group.

No write down is recognised under IFRS 5 as the fair value less costs to sell is expected to exceed the current carrying value.

| 303

Notes to the financial statements Other disclosure matters

46 Barclays PLC (the Parent Company)

Other income/(expense)

Other income of £275m (2013: £137m expense) includes £250m (2013: nil) of income received from gross coupon payments on Barclays Bank PLC issued Additional Tier 1 notes.

Non-Current Assets and Liabilities

Investment in subsidiary

The investment in subsidiary of £33,743m (2013: £30,059m) represents investments made into Barclays Bank PLC, including £4,326m (2013: £2,063m) of Additional Tier 1 (AT1) securities. The increase of £3,684m during the year was due to a £2,263m increased holding in Barclays Bank PLC issued securities and a further cash contribution of £1,421m.

Loans and advances to subsidiary and debt securities in issue

During the period, Barclays PLC issued £810ma equivalent of Fixed Rate Subordinated Notes (Tier 2) and £2,056ma equivalent of Fixed Rate Senior Notes accounted for as subordinated liabilities and debt securities in issue respectively. The proceeds raised through these transactions were used, respectively, to subscribe for £810m equivalent of Fixed Rate Subordinated Notes (Tier 2) issued by Barclays Bank PLC, and to make £2,056m equivalent of Fixed Rate Senior Loans to Barclays Bank PLC, in each case with a ranking corresponding to the notes issued by Barclays PLC.

Derivative financial instrument

The derivative financial instrument of £313m (2013: £271m) held by the parent company represents Barclays PLC’s right to receive a Capital Note for no additional consideration, in the event the Barclays PLC consolidated CRD IV Common Equity Tier 1 (CET 1) ratio (FSA October 2012 transitional statement) falls below 7% at which point the notes are automatically assigned by the holders to Barclays PLC.

Current Assets and Liabilities

Other assets

Other assets are £174m (2013: £812m). The movement principally relates to the payment by Barclays Bank PLC of a £739m receivable held by Barclays PLC. The 2013 receivable arose as a result of shares issued by Barclays PLC to fund share awards for employee share schemes within Barclays Bank PLC.

Shareholders’ equity

Ordinary shares, share premium, and reserves

Called up share capital and share premium of Barclays PLC (the Parent Company) was £20,809m (2013: £19,887m). Other equity instruments of £4,326m (2013: £2,063m) comprised of Additional Tier 1 (AT1) securities issued during 2013 and 2014. For further details please refer to Note 31.

As at 31 December 2014, the distributable reserves of Barclays PLC (the Parent Company) were £7,387m (2013: £7,622m).

Note

a   Including accrued interest and fee amortisation.

304 |

Shareholder Information Contents

Resources for shareholders including classes of shares and contact details for shareholder enquiries

| 305

Shareholder Information

Shareholder enquiries

Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to the Director, Investor Relations at our Head Office as follows:

In the United Kingdom:

Director, Investor Relations

Barclays PLC

1 Churchill Place

London

E14 5HP

Registered and Head Office

1 Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar

The Registrar to Barclays

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Tel: 0871 384 2055a

or +44 (0) 121 415 7004 (from overseas)

Email: questions@share-registers.co.uk

or, in the United States of America:

The Corporate Communications Department

Barclays Bank PLC

745 Seventh Avenue

New York

NY 10019

USA

ADR Depositary

JP Morgan Chase Bank, N.A.

PO Box 64504

St. Paul

MN 55164-0504

USA

Tel: +1 800 990 1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email: jpmorgan.adr@wellsfargo.com

Note

a  Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm, Monday to Friday.

306 |

 Shareholder information

 Additional information

Additional shareholder information

Articles of Association

Barclays PLC (the “Company”) is a public limited company registered in England and Wales under company number 48839. Barclays, originally named Barclay & Company Limited, was incorporated in England and Wales on 20 July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17 February 1917 and it was registered on 15 February 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1 January 1985, the company changed its name to Barclays PLC.

Under the Companies Act 2006 a company’s Memorandum of Association now need only contain the names of the subscribers and the number of shares each subscriber has agreed to take. For companies in existence as of 1 October 2009, all other provisions which were contained in the company’s Memorandum of Association, including the company’s objects, are now deemed to be contained in the company’s articles. The Companies Act 2006 also states that a company’s objects are unrestricted unless the company’s articles provide otherwise.

The Articles of Association were adopted at the Company’s Annual General Meeting (“AGM”) on 30 April 2010 and amended at the AGM of the Company on 25 April 2013.

The following is a summary and explanation of the current Articles of Association, which are available for inspection.

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

(iv) At each AGM of the Company, one third of the Directors (rounded down) are required under the Articles of Association to retire from office by rotation and may offer themselves for reelection. The Directors so retiring are first, those who wish to retire and not offer themselves for re-election, and, second those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Director, no person shall (unless recommended by the Board) be eligible for election unless a member notifies the Company Secretary in advance of his/her intention to propose a person for election. It is Barclays’ practice that all Directors offer themselves for re-election annually in accordance with the UK Corporate Governance Code.

(v) The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/herself for reappointment. He/she is not taken into account in determining the number of Directors retiring by rotation.

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

| 307

Shareholder information Additional information

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

Classes of Shares

The Company only has Ordinary Shares in issue. The Articles of Association also provide for pound sterling preference shares of £100 each, US dollar preference shares of US$100 each, US dollar preference shares of $0.25 each, euro preference shares of €100 each and yen preference shares of ¥10,000 each (together, the “Preference Shares”). In accordance with the authority granted at the AGM on 25 April 2013, Preference Shares may be issued by the Board from time to time in one or more series with such rights and subject to such restrictions and limitations as the Board may determine. No Preference Shares have been issued to date.

Dividends

Subject to the provisions of the Articles and applicable legislation, the Company in general meeting may declare dividends on the Ordinary Shares by ordinary resolution, but any such dividend may not exceed the amount recommended by the Board. The Board may also pay interim or final dividends if it appears they are justified by the Company’s financial position.

Each Preference Share confers the right to a preferential dividend (“Preference Dividend”) payable in such currency at such rates (whether fixed or calculated by reference to or in accordance with a specified procedure or mechanism), on such dates and on such other terms as may be determined by the Board prior to allotment thereof.

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

308 |

Shareholder information Additional information

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

Officers of the Group	Date of appointment as Officer
Lawrence Dickinson	Company Secretary	2002
Robert Le Blanc	Chief Risk Officer	2004
Maria Ramos	Chief Executive, Barclays Africa Group	2009
Valerie Soranno Keating	CEO, Barclaycard	2012
Ashok Vaswani	CEO, Personal and Corporate Banking	2012
Bob Hoyt	Group General Counsel	2013
Thomas King	Chief Executive, Investment Bank	2013
Irene McDermott- Brown	Group Human Resources Director	2013
Mike Roemer	Group Head of Compliance	2014
Tushar Morzaria	Group Finance Director	2014
Michael Harte	Chief Operations and Technology	2014
	Officer

| 309

Shareholder information Additional information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year since its incorporation in 1896.

Since December 2009 Barclays has declared and paid dividends on a quarterly basis. A final dividend for the full year ended 31 December 2013 of 3.5p was paid in March 2014 and there were three equal payments in June, September and December 2014 of 1p per ordinary share. A final dividend for the full year ended 31 December 2014 of 3.5p was announced on 3 March 2015 for payment on 2 April 2015.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2014	2013	2012	2011	2010
Interim	3.00	3.00	3.00	3.00	3.00
Final	3.50	3.50	3.50	3.00	2.50
Total	6.50	6.50	6.50	6.00	5.50

USD per 25p ordinary share
	2014	2013	2012	2011	2010
Interim	0.05	0.05	0.05	0.05	0.05
Final	0.05	0.05	0.05	0.05	0.04
Total	0.10	0.10	0.10	0.10	0.09
The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:
USD per American Depositary Share
	2014	2013	2012	2011	2010
Interim	0.18	0.18	0.19	0.19	0.18
Final	0.22	0.23	0.22	0.19	0.16
Total	0.40	0.41	0.41	0.38	0.34

The final dividends shown above are expressed in Dollars translated at the closing spot rate for Pounds Sterling as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on the latest practicable date for inclusion in this report. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2014, 16,498,184,168 ordinary shares were in issue.

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

There were 544 ADR holders and 1,658 recorded holders of ordinary shares with US addresses at 31 December 2014, whose shareholdings represented approximately 0.06% of total outstanding ordinary shares on that date. Since a certain number of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

Sale prices for ordinary shares
			American Depositary
	25p ordinary shares		Shares
	High	Low	High	Low
	p	p	US$	US$
2015
By month:
January	243.40	223.55	14.92	13.63

2014

By month:

August	225.90	213.40	15.21	14.40

September	234.55	22.35	15.53	14.54

October	240.80	207.90	15.40	13.50

November	245.15	228.85	15.40	14.43

December	249.45	225.20	15.54	14.11

By Quarter:

First quarter	296.50	230.95	19.58	15.41

Second quarter	262.45	212.80	17.73	14.55

Third quarter	234.55	207.90	15.53	14.26

Fourth quarter	249.45	207.90	15.54	13.50

2013

First quarter	302.39	242.39	18.93	15.91

Second quarter	308.39	256.06	18.46	15.77

Third quarter	299.29	259.30	18.34	15.69

Fourth quarter	283.65	249.00	18.13	16.04

2012	288.00	148.20	17.47	9.31

2011	333.55	138.85	21.64	8.55

2010	383.20	255.40	24.10	15.40

2009	383.60	51.20	25.40	3.10

2008	506.40	127.70	41.40	7.40

310 |

Shareholder information Additional information

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31 December 2014[a]	Number of shareholders	Percentage of holders	Shares held	Percentage of capital

Classification of shareholders
Personal Holders	298,947	95.72	495,995,231	3.01
Banks and
Nominees	3,518	1.13	14,660,444,662	88.86
Other Companies	9,847	3.15	1,341,729,948	8.13
Insurance
Companies	2	0.00	523	0.00
Pension Funds	9	0.00	13,804	0.00

Total	312,323	100.00	16,498,184,168	100.00

Shareholding range
1 - 100	20,587	6.59	762,016	0.00
101 - 250	64,179	20.55	13,067,274	0.08
251 - 500	86,229	27.61	30,062,010	0.18
501 - 1,000	50,311	16.11	35,665,109	0.22
1,001 - 5,000	65,393	20.94	144,003,346	0.87
5,001 - 10,000	13,557	4.34	95,232,656	0.58
10,001 - 25,000	8,146	2.61	123,585,092	0.75
25,001 - 50,000	1,900	0.61	64,879,154	0.39
50,001 and over	2,023	0.65	15,990,927,511	96.93

Totals	312,325	100.00	16,498,184,168	100.00

United States
Holdings	1,658	0.53	9,050,770	0.05

Note

a These figures include Barclays Sharestore members.

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pound Sterling. For the months of September 2014 through to February 2015, the highest and lowest closing spot rates as determined by Bloomberg at 5:00 p.m (New York time) (the ‘Closing Spot Rate’), expressed in USD per GBP were:

(US Dollars per Pound Sterling)
	February	January	December	November	October	September
	2015		2014

High	1.55	1.56	1.58	1.60	1.62	1.66

Low	1.5	1.50	1.55	1.56	1.59	1.61

	(US Dollars per Pound Sterling)
	2014	2013	2012	2011	2010

Average	1.65	1.56	1.59	1.61	1.54

On 2 March 2015, the Closing Spot Rate in Pound Sterling was $1.54.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into USD at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Note

a These figures include Barclays Sharestore members.

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

| 311

Shareholder information Additional information

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

The calculations required to compute chargeable capital gains may be complex. Capital gains may also arise from the gifting of shares to connected parties such as relatives (although not spouses or civil partners) and family trusts. Shareholders are advised to consult their personal financial adviser if further information regarding a possible tax liability in respect of their holdings of shares is required.

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

Taxation of US holders

The following is a summary of the principal US tax consequences for US holders (as defined below) of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the ‘Bank’), or ADSs representing such Ordinary Shares or Preference Shares, who own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organizations, (iv) life insurance companies, (v) holders liable for alternative minimum tax, (vi) holders that actually or constructively own 10 per cent. or more of the voting stock of Barclays PLC or the Bank, (vii) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, (viii) holders that purchase or sell shares or ADSs as part of a wash sale, (ix) holders whose functional currency is not the US dollar, or (x) holders who are resident, or (in the case of individuals) ordinarily resident, or who are carrying on a trade, in the UK. The summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

312 |

Shareholder information Additional information

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

Distributions in excess of current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because Barclays PLC and the Bank do not currently maintain calculations of earnings and profits for US federal income tax purposes, it is expected that distributions with respect to the shares and ADSs will generally be reported to US holders as dividends.

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

(iv) Taxation of passive foreign investment companies (PFICs)

Barclays PLC and the Bank believe that their respective shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Barclays PLC or the Bank were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark to market basis with respect to the shares or ADSs, gain realised on the sale or other disposition of their shares or ADSs would in general not be treated as capital gain. Instead, for a US holder, such gain and certain ‘excess distributions’ would be treated as having been realised rateably over the holding period for the shares or ADSs and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s shares or ADSs will be treated as stock in a PFIC if Barclays PLC or the Bank, as applicable, was a PFIC at any time during such holder’s holding period in their shares or ADSs. Dividends that a US holder receives will not be eligible for the special tax rates applicable to qualified dividend income if Barclays PLC or the Bank are treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

| 313

Shareholder information Additional information

FATCA Risk Factor

In certain circumstances shares or ADSs may be subject to US withholding tax starting in 2017

The United States has enacted rules, commonly referred to as “FATCA”, that generally impose a new reporting and withholding regime with respect to certain US source payments (including dividends and interest), gross proceeds from the disposition of property that can produce US source interest and dividends and certain payments made by, and financial accounts held with, entities that are classified as financial institutions under FATCA. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with the United Kingdom (the “UK IGA”). Under the UK IGA, as currently drafted, it is not expected that either Barclays PLC or the Bank will be required to withhold tax under FATCA on payments made with respect to the shares or ADSs. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the shares or ADS in the future. Investors should consult their own tax advisers regarding the potential impact of FATCA.

The Barclays Group has registered with the IRS for FATCA. The Global Intermediary Identification Number (GIIN) for the Bank in the United Kingdom is E1QAZN.00001Me.826 and it is a Reporting Model 1 FFI. The GIINs for other parts of the Barclays Group or Barclays branches outside of the UK may be obtained from your usual Barclays contact on request. The IRS list of registered Foreign Financial Institutions is publicly available at www.irs.gov/ fatca-ffilist.

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

314 |

Shareholder information Additional information

Fees and Charges Payable by a Holder of ADSs

The ADR depositary collects fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.

The charges of the ADR depositary payable by investors are as follows:

Type of Service	ADR Depositary Actions	Fee
ADR depositary or substituting the underlying shares	Issuance of ADSs against the deposit of ordinary shares, including deposits and issuances in respect of:	$5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered

– Share distributions, stock splits, rights issues, mergers

– Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities
Receiving or distributing cash dividends	Distribution of cash dividends	$0.04 or less per ADS[a]
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 or less per each 100 ADSs (or portion thereof)
Withdrawing an underlying ordinary share	Acceptance of ADSs surrendered for withdrawal of deposited ordinary shares	$5.00 or less for each 100 ADSs (or portion thereof)
General depositary services, particularly those charged on an annual basis	Other services performed by the ADR depositary in administering the ADS program	No fee currently payable
Expenses of the ADR depositary	Expenses incurred on behalf of Holders in connection with: – Taxes and other governmental charges – Cable, telex and facsimile	Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions

– Transmission/delivery

– Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares

– Expenses of the ADR depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

– Any other charge payable by ADR depositary or its agents

Note

a The fee in relation to the distribution of cash dividends was $0.01 per ADS in respect of the ADR depositary Contract Year running from August 11, 2013 to August 10, 2014 (the ‘2013/2014 Contract Year’). This fee was pro-rated to $0.0083 because dividend fees were not charged in respect of the September 2013 dividend. Such fees were introduced for the December 2013 dividend and also applied to the March 2014 and June 2014 dividends falling within the 2013/2014 Contract Year.

| 315

Shareholder information Additional information

Fees and Payments made by the ADR depositary to Barclays

The ADR depositary has agreed to provide Barclays with an amount based on the cash dividend fee charged on each ADS during each contract year running from August 11 of the relevant year to August 10 of the following year (a ‘Contract Year’) for expenses incurred by Barclays in connection with the ADS program (such amount being the ‘Contribution’ for the relevant Contract Year). The Contributions are paid to Barclays in two instalments each Contract Year.

The table below sets out the Contribution for the 2013/2014 Contract Year:

Cash Dividend Amount Collected during Contract Year	Amount provided in Contributions from the ADR depositary for the year ended 31 December 2014

US$0.01 per ADS	$1,500,000
Less: pro-rated reduction as dividend fees not charged in September 2013	($165,000)
Total	$1,335,000

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

 –      other attest and assurance services;

 –      accountancy advice and training;

 –      risk management and controls advice;

 –      transaction support;

 –      taxation services;

 –      business support and recoveries; and

 –      translation services.

316 |

Shareholder information Additional information

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

Director Independence

NYSE Rules require the majority of the Board to be independent. The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the Code for determining whether a Director is independent. We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 34.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board Remuneration (rather than Compensation) Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. The NYSE Rules state that both Committees must be composed entirely of independent Directors. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Corporate Governance and Nominations Committee and be a member of the Board Remuneration Committee. Except for these appointments, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We comply with the NYSE Rules requirement that we have a Board Audit Committee comprised solely of independent non-executive Directors. However, we follow the Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act), although both are broadly comparable. Although the NYSE Rules state that the Board Audit Committee is to take responsibility for risk oversight, Barclays has additional Board Committees which address different areas of risk management. To enhance Board governance of risk, a new Board committee structure was put in place in 2013, encompassing the Board Financial Risk Committee, the Board Conduct, Operational and Reputational Risk Committee and the Board Enterprise Wide Risk Committee. Each Committee has their own remit, while at the same time bringing together at Board level the entire risk profile of Barclays. A full description of each Board Committee can be found on page 94.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code but the Board Corporate Governance and Nominations Committee has developed corporate governance guidelines, ‘Corporate Governance in Barclays’, which have been approved and adopted by the Board.

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. “The Barclays Way” was introduced in 2013, this is a Code of Conduct which outlines the Values and Behaviours which govern our way of working across our business globally. “The Barclays Way” has been adopted on a Group wide basis by all Directors, Officers and employees. This replaces the Code of Ethics which was previously in place for the Chief Executive and senior financial officers. “The Barclays Way” is available to view on the Barclays website at barclays.com/about-barclays/barclays-values.html

Shareholder Approval of Equity-compensation Plans

The NYSE listing standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE standards. However, the Board does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

| 317

Shareholder information Additional information

Share Capital

Substantial shareholders

As at 27 February, 2015 the Company had been notified under Rule 5 of the Disclosure and Transparency Rules (DTR) of the UKLA of the following holdings of voting rights in its shares:

2014
Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital[a]	Number of warrants	% of total voting rights attached to issued share capital

Qatar Holding LLC[b]	813,964,552	6.65	-	-
Blackrock Inc[c]	822,938,075	5.02	-	-
The Capital Group Companies Inc[d]	861,142,569	5.22	-	-

Notes

a The percentage of voting rights detailed above were as calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.

b Qatar Holding LLC is wholly-owned by Qatar Investment Authority.

c Total shown includes 1,408,618 contracts for difference to which voting rights are attached. On 12 January 2015 BlackRock, Inc disclosed, by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,032,843,875 ordinary shares of Barclays PLC as of 31 December 2014, representing 6.3% of that class of shares.

d The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts (ADRs) with a ratio of 1 share to every 4 ADRs.

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

b Qatar Holding LLC is wholly-owned by Qatar Investment Authority. On 13 February 2014 Qatar Holding LLC disclosed, by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,017,455,690 ordinary shares of Barclays PLC as of 31 December 2013, representing 6.31% of that class of shares.

c Total shown includes 8,003,236 contracts for difference to which voting rights are attached. On 17 January 2014 BlackRock, Inc disclosed, by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,040,177,738 ordinary shares of Barclays PLC as of 31 December 2014, representing 6.5% of that class of shares.

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

Disclosure controls and procedures

The Chief Executive, Antony Jenkins, and the Group Finance Director, Tushar Morzaria, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures of each of Barclays PLC and Barclays Bank PLC as at 31 December 2014, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

318 |

Shareholder information Additional information

Board of Directors

Sir David Walker, Chairman

Sir David joined the Board as a non-executive Director in September 2012 and became Chairman in November 2012. Sir David began his career with Her Majesty’s Treasury, where, with a period on secondment to the International Monetary Fund in Washington, he served until 1977. Sir David held several key positions at the Bank of England, where he became one of four Executive Directors. He was Chairman of the Securities & Investment Board and, ex officio, a nominated member of the Council of Lloyd’s. Sir David was a non-executive member of the Court of the Bank of England, a non-executive board member of the former CEGB and subsequently of National Power plc. He was formerly Chairman of Reuters Venture Capital, Vice-Chairman of the Legal and General Group plc and was Chairman of the London Investment Bankers’ Association for 4 years. Sir David was Chairman and CEO, Morgan Stanley International, and subsequently Chairman. He retired as Chairman of Morgan Stanley International in December 2005 but remained a Senior Advisor until the end of August 2012. Sir David is a member and a trustee of the Group of Thirty and previously served as Treasurer of the Group. He was Chairman of the Business Leaders’ Group of the East End charity Community Links. Sir David has completed two reports and made recommendations in respect of the private equity industry and corporate governance at financial institutions. He also co-led the independent review of the report that the FSA produced into the failure of Royal Bank of Scotland and was a member of the four-person Committee chaired by Lord Woolf (former Lord Chief Justice) into ethical business conduct at BAE Systems plc. Sir David has significant experience as a director and chairman, coupled with an extensive knowledge of the financial services industry. This, in addition to an excellent understanding and experience of boardroom and corporate governance issues, enables him to provide effective leadership to the Barclays Board. Sir David’s other current principal external appointments are Cicely Saunders Foundation (Trustee), and as Board members of Campaign for the Colleges and University of Cambridge and the Multiple Sclerosis Development Appeal.
Antony Jenkins, Chief Executive, Executive Director

Antony was appointed Group Chief Executive in August 2012. Previously Antony was Chief Executive of Barclays’ Retail and Business Banking business. He has been a member of the Group Executive Committee since 2009. Antony started his career at Barclays, where he completed the Barclays’ Management Development Programme, before going on to hold various roles in retail and corporate banking. He then moved to Citigroup, working in both London and New York, before rejoining Barclays as Chief Executive of Barclaycard. Antony has represented Barclays as a non-executive Director on the Board of Absa (now Barclays Africa Group). He was also on the Board of Visa Europe Ltd and the Board of Motability Operations Group plc. Since becoming Group Chief Executive, Antony has taken the lead in the development of Barclays’ Transform programme, including the introduction of a new purpose and values, with the aim of making Barclays the ‘Go-To’ Bank for customers and clients. Antony’s other current principal external appointments are Board of Directors of the Institute of International Finance (Member), International Advisory Panel of the Monetary Authority of Singapore (Member) and Business in the Community (Trustee Director).

Mike Ashley, Non-executive Director

Mike joined the Board as a non-executive Director in September 2013. He was formerly Head of Quality and Risk Management for KPMG Europe LLP (ELLP), which forms part of the KPMG global network, where his responsibilities included the management of professional risks and quality control. He was a member of the ELLP Board and was also KPMG UK’s designated Ethics Partner. Mike has over 20 years’ experience as an audit partner, during which he was the lead audit partner for several large financial services groups, most recently HSBC Holdings and Standard Chartered PLC, and also for the Bank of England. Mike has an in depth understanding of auditing and the associated regulatory issues, with specific experience of large, global banks. Mike’s other current principal external appointments are Institute of Chartered Accountants in England and Wales’ Ethics Standards Committee (Member), HM Treasury’s Audit Committee (Member), European Financial Reporting Advisory Group’s Technical Expert Group (Vice Chair), Charity Commission (Board Member) and Government Internal Audit Agency (Chairman).

Tim Breedon, Non-executive Director

Tim was appointed to the Board as a non-executive Director in November 2012. Tim held a number of roles at Legal & General Group plc (L&G) before joining its board as Group Director (Investments) and becoming Group Chief Executive. He was later an adviser to L&G, primarily with responsibilities in connection with Solvency II. Tim was a Director of the Association of British Insurers (ABI), and also served as its Chairman. He was also Chairman of the UK Government’s non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK. Tim was a director of the Financial Reporting Council and was on the board of the Investment Management Association. Tim has over 25 years of experience in financial services and has extensive knowledge and experience of regulatory and government relationships. He brings to the Board the experience and knowledge of leading a financial services company, combined with an understanding of the UK and EU regulatory environment and risk management. His customer focus and understanding of investor issues, gained both at L&G and the ABI, is of particular relevance to Barclays. Tim’s other current principal external appointments are Ministry of Justice (Non-executive Director) and Marie Curie Cancer Care (Trustee).

Crawford Gillies, Non-executive Director

Crawford joined the Board as a non-executive Director in May 2014. Crawford has over three decades of business and management experience, initially with Bain & Company, a firm of international management consultants, where he was Managing Director Europe from 2001 to 2005. While at Bain he worked with major companies in the UK, Continental Europe and North America across multiple sectors. Since 2007 he has been on the board of Standard Life plc, where he has chaired the Remuneration Committee. He was Chairman of the law firm Hammonds, now Squire Sanders (2006 - 2009), has chaired Control Risks Group Holdings Ltd since 2007 and chaired Touch Bionics (2006 - 2011), an innovative medical device company. He joined the board of MITIE Group PLC in 2012. He has also held public sector posts in England and Scotland. He was an independent member of the Department of Trade & Industry (2002 - 2007) and chaired its Audit & Risk Committee (2003 - 2007). He is currently Chairman of Scottish Enterprise and he is a former Chairman of the Confederation of British Industry in London.

| 319

Shareholder information Additional information

Reuben Jeffery III, Non-executive Director

Reuben joined the Board in July 2009 as a non-executive Director. He is currently CEO, President and a director of Rockefeller & Co Inc. and Rockefeller Financial Services Inc. Reuben served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs, as Chairman of the Commodity Futures Trading Commission and as a special assistant to the President on the staff of the National Security Council. Before his government service, Reuben spent 18 years at Goldman, Sachs & Co where he was managing partner of Goldman Sachs in Paris and led the firm’s European Financial Institutions Group in London. Prior to joining Goldman Sachs, Reuben was a corporate attorney with Davis Polk & Wardwell. Reuben has a broad range of financial services experience, particularly investment banking, and in addition brings extensive insight into the US political and regulatory environment. Reuben’s other current principal external appointments are International Advisory Council of the China Securities Regulatory Commission (Member), Advisory Board of Towerbrook Capital Partners LP (Member), Financial Services Volunteer Corps (Director) and the International Advisory Committee of J Rothschild Capital Management.

Wendy Lucas-Bull, Non-executive Director

Wendy was appointed to the Board as a non-executive Director in September 2013. She is currently Chairman of Barclays Africa Group Limited (formerly Absa Group Limited), one of the largest financial services groups in Africa and majority owned by Barclays. She previously served as an Executive Director of Rand Merchant Bank and became Chief Executive of FirstRand Ltd’s retail businesses following the merger of Rand Merchant Bank and First National Bank. She has held senior Board positions at the Development Bank of Southern Africa, the South African Financial Markets Advisory Board, Eskom, Aveng Ltd and Nedbank Group Limited. Wendy has also held positions on the boards of Telkom SA, Alexander Forbes Ltd, Dimension Data PLC and Anglo American Platinum Ltd. Wendy’s extensive experience provides the Board with valuable retail, commercial, asset management and investment banking expertise. Her widespread experience stems for board level positions in South African banks, having led some of South Africa’s blue chip companies, most notably as CEO of one of the largest retail banks in South Africa, serving as a senior executive of one of the major investment banks in South Africa, as well as providing consultancy services to the largest banks, financial exchanges and insurers in South Africa and internationally. As a CEO Wendy has a track record of successful financial turnaround and cultural transformation of a major South African bank. Her in-depth knowledge of banking in Africa also provides an invaluable insight into banking in the region. Wendy has led or participated in a number of conduct related consultations throughout her career, and such knowledge and experience will contribute greatly towards the discussion of culture at Barclays.

John McFarlane, Non-executive Director

John was appointed to the Board as a non-executive Director in January 2015. John is currently Chairman of Aviva plc, having joined the Aviva Board in September 2011 and becoming Chairman in July 2012. He is also Chairman of FirstGroup plc and a non-executive Director of the Westfield Group and Old Oak Holdings Ltd. Mr McFarlane has a strong track record as a CEO and subsequently as a Chairman and brings to Barclays extensive experience of investment, corporate and retail banking, as well as insurance, strategy, risk and cultural change. Mr McFarlane served as Chief Executive Officer of Australia and New Zealand Banking Group (ANZ) from 1997 to 2007 and prior to that was a group Executive Director at Standard Chartered. He has also held senior positions at Citicorp, including as Managing Director of Citicorp Investment Bank and later head of Citicorp and Citibank in the UK and Ireland. His past non-executive directorships include Royal Bank of Scotland Group and Capital Radio.

Tushar Morzaria, Group Finance Director, Executive Director

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

Dambisa Moyo, Non-executive Director

Dambisa joined the Board in May 2010 as a non-executive Director. She is an international economist and commentator on the global economy, with a background in financial services. After completing a PhD in Economics, she worked for Goldman Sachs in the debt capital markets, hedge funds coverage and global macroeconomics teams. Dambisa has also worked for the World Bank and formerly served as a non-executive Director of Lundin Petroleum AB (publ). Dambisa’s background as an economist, in particular her knowledge and understanding of global macroeconomic issues and African economic, political and social issues, provides an important contribution to the Board’s discussion of Barclays’ business and citizenship strategy. Dambisa’s other current principal external appointments are as Non-executive Director of SABMiller PLC and Barrick Gold Corporation.

Frits van Paasschen, Non-executive Director

Frits was appointed to the Board as a non-executive Director in August 2013. Frits is an experienced Director and Chief Executive Officer. He is the former CEO and President of Starwood Hotels and Resorts Worldwide Inc, one of the world’s largest hotel companies. He served as a non-executive Director for two NYSE-listed companies, Jones Apparel Group and Oakley. He previously served as the CEO and President of Coors Brewing Company and has held various senior management positions with Nike, Inc. and Disney Consumer Products.

320 |

Shareholder information Additional information

Frits’ extensive global and commercial experience and role as a CEO of an international business provides valuable strategic insight. In particular, his experience in developing and marketing brands, and a broad knowledge of enhancing business performance and the customer experience in a retail environment, is highly beneficial to many aspects of Barclays’ business.

Sir Michael Rake. Non-executive Director

Sir Michael joined the Board in January 2008 as a non-executive Director. He was appointed Senior Independent Director in October 2011 and Deputy Chairman in July 2012. Sir Michael spent over 30 years with KPMG, where he was Senior Partner of the UK firm and Chairman of KPMG International. Sir Michael is Chairman of BT Group plc and was previously Chairman of the UK Commission for Employment and Skills, Chairman of Business in the Community, Chairman of easyJet plc and a director of the Financial Reporting Council. Sir Michael has substantial financial and commercial experience gained in the UK, Continental Europe and the Middle East. He also has significant experience, both as Chairman and a board member, of listed companies. Sir Michael’s Other current principal external appointments Confederation of British Industry (President) and McGraw-Hill Financial, Inc (Director).

Diane de Saint Victor, Non-executive Director

Diane was appointed as a non-executive Director in March 2013. She is currently General Counsel and Company Secretary and a member of the Group Executive Committee of ABB Limited, the publicly listed international power and automation technologies company based in Switzerland. Her responsibilities include Head of Legal and Integrity Group. She was formerly Senior Vice President and General Counsel of The Airbus Group, formerly EADS Group, the European aerospace and defence company. Diane’s legal experience and her knowledge of regulatory and compliance matters allows her to provide a unique perspective to the Board and its Committees. Diane’s other current principal external appointment is as a Member of the Advisory Board of The World Economic Forum’s Davos Open Forum.

Sir John Sunderland, Non-executive Director

Sir John joined the Board as a non-executive Director in June 2005. He has extensive business and board level experience, having spent forty years with Cadbury Schweppes PLC, where he became Chief Executive and subsequently Chairman. Sir John has significant experience as a director of UK listed companies, and has also held a number of similar positions in trade and professional bodies, including President of the Confederation of British Industry and President of the Chartered Management Institute. Sir John is Chairman of Merlin Entertainments Group plc and was formerly a director of the Financial Reporting Council. In addition to his board level experience, Sir John brings extensive experience and knowledge of retailing and brand marketing. Sir John’s other current principal external appointments are AFC Energy plc (Non-executive Director), Reading University Council (Governor), Aston University (Chancellor) and Cambridge Education Group Limited (Chairman).

Steve Thieke, Non-executive Director

Steve was appointed to the Board as a non-executive Director in January 2014. He has four decades of experience in financial services, both in regulation and investment banking. Steve worked for the Federal Reserve Bank of New York for 20 years, where he held several senior positions in credit and capital market operations and banking supervision and later he became a non-executive director at the FSA. He has also held senior roles in investment banking and risk management with JP Morgan, where he spent ten years. He was Head of the Fixed Income Division, co-Head of Global Markets, President and Chairman of JP Morgan Securities, Inc. and Head of the Corporate Risk Management Group, retiring from JP Morgan in 1999. He has significant board level experience, both in executive and non-executive roles, including spending seven years as a director of Risk Metrics Group, where latterly he served as Chairman of the board, and nine years on the board of PNC Financial Services Corp.

Group Executive Committee

Antony Jenkins, Chief Executive, Executive Director

See above for full biography.

Tushar Morzaria, Group Finance Director, Executive Director

See above for full biography.

Robert Le Blanc, Chief Risk Officer

Robert joined Barclays in 2002 as Head of Risk Management for the Investment Bank, and has been the Chief Risk Officer for the Group since 2004. Prior to joining Barclays, Robert spent most of his career at JP Morgan in the capital markets, fixed income, emerging market and credit and risk management areas in New York and London. Robert has been a member of the Group Executive Committee since November 2009.

Michael Harte, Chief Operations and Technology Officer

Michael joined Barclays in July 2014, becoming a member of the Group Executive Committee. Before joining Barclays, Michael was Group Executive of Enterprise Services and Chief Information Officer at the Commonwealth Bank of Australia Group (CBA), where he was responsible for group-wide retail and institutional banking systems and operations, brokerage, wealth and asset management systems. Together with his team, Michael transformed CBA into one of the most respected, customer focused and technology leading banks in the world: one of only 8 AA rated banks and top ten by market capitalisation. In his earlier career, Michael held the posts of Executive Vice President, Chief Information Officer, IT and Operations and Technology posts at PNC Financial Services (2001-2006, New York) and at Citigroup (1996-2001, London and New York).

Bob Hoyt, Group General Counsel

Bob joined Barclays as Group General Counsel designate in October 2013 and became Group General Counsel in November 2013, responsible for all legal issues across Barclays. Bob is a member of Barclays’ Executive Committee. Bob joined Barclays from PNC Financial Services Group, where he was General Counsel and Chief Regulatory Affairs Officer, having previously served as Deputy General Counsel since 2009. Prior to then he held roles in public service as General Counsel at the US Department of the Treasury 2006-2009, and as Special Assistant and Associate Counsel at the White House. Bob spent much of the early part of his career in private practice, specialising in securities, litigation and corporate.

| 321

Shareholder information Additional information

Tom King, Chief Executive, Investment Bank

Tom King is Chief Executive of Corporate and Investment Banking at Barclays. He is a member of Barclays’ Executive Committee. Tom joined Barclays in December 2009 as Head of Investment Banking Division (IBD), EMEA, and Co-Head of Global Corporate Finance. In April 2012, he assumed additional responsibility for jointly overseeing the newly combined Corporate Finance/M&A team. He was appointed Deputy Head of IBD in October 2012, and became Head of IBD in March 2013. Tom was appointed Co-Chief Executive of Corporate and Investment Banking on 1 May 2013 and joined the Barclays Executive Committee, in addition to his Investment Banking responsibilities. Previously, Tom was at Citigroup where he was most recently Head of Banking for EMEA. Tom joined Salomon Brothers in 1989 and moved to London in 1999 when he was appointed Global Head of Mergers & Acquisitions. He was named Head of EMEA Investment Banking in 2005, and Head of the combined Corporate and Investment Banking business in 2008.

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

Jonathan Moulds, Group Chief Operating Officer

Jonathan joined Barclays in February 2015 as Group Chief Operating Officer for Barclays. He is a member of the Executive Committee. Jonathan began his career in Finance with Chicago Research and Trading, which was acquired by Bank of America. Jonathan remained at Bank of America Merrill Lunch for over 15 years until 2012 holding a number of positions including Head of Latin America, Canada and Europe, Head of Risk for Global Markets and Head of International Global Markets. Latterly, Jonathan was Head of Bank of America Merrill Lynch Europe and CEO of Merrill Lynch International. More broadly, Jonathan has been a Board member for bodies such as the Association of Financial Markets, Europe and the Global Markets Association. Jonathan is a renowned patron of the arts and was appointed CBE in the 2015 New Year Honours list for his services to philanthropy.

Maria Ramos, Chief Executive, Absa Group and Barclays Africa

Maria is the Chief Executive Officer of Barclays Africa Group Limited (formerly Absa), which is majority owned by Barclays. Prior to joining Absa on 1 March 2009, she was the Group Chief Executive of Transnet Limited, the state-owned South African freight transport and logistics service provider. This was after a term as Director-General of the National Treasury of South Africa (formerly the Department of Finance). She currently serves on the executive committees of the World Economic Forum’s International Business Council and Business Leadership South Africa. Maria joined the Group Executive Committee in November 2009.

Mike Roemer, Group Head of Compliance

Mike joined Barclays in January 2011 as the Head of Barclays Internal Audit, before becoming Group Head of Compliance in January 2014 and joining the Group Executive Committee. Mike joined Barclays from CIT Group where he was the Chief Auditor, reporting directly to the Board Audit Committee and having global responsibility for CIT Group’s internal audit function. Mike has 27 years’ experience in internal audit, with 23 years of that time spent at JPMorgan Chase. Mike currently serves on the Advisory Board of the Make-A-Wish Foundation of Metro New York where he is Audit Committee Chair. He also serves on the Board of Directors of Ronald McDonald House of New York, Inc. where he is also Audit Committee Chair.

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

Ashok Vaswani, CEO, Personal and Corporate Banking

Ashok is responsible for the Personal and Corporate Banking division. Ashok joined Barclays in 2010, managing the credit card business across the UK, Europe and the Nordics, becoming Chairman of Entercard. He went on to manage Barclays in Africa and his most recent role is CEO for Retail and Business Banking, covering Europe, Africa and the UK. Prior to Barclays, Ashok was a Partner at Brysam Global Partners, a New York City based private equity firm focused on building retail financial service businesses in emerging markets. Ashok spent 20 years with Citigroup working in Asia, Middle East, Central Asia, Europe and North America, his last position being CEO of the Global Consumer Bank in Asia Pacific. Ashok is on the advisory board of S. P. Jain Institute of Management and has served on the advisory board of Insead Singapore and Visa Asia Pacific. He is founder director of Lend-a-Hand, a non-profit organisation focused on economic development in India. Ashok represents Barclays as a non-executive director on the board of Barclays Africa Group Limited (formerly Absa), having been appointed in February 2013. Ashok has been a member of the Group Executive Committee since October 2012.

322 |

Shareholder information Your Barclays shareholding

Key dates
2 April 2015	Final dividend payment date
23 April 2015	Annual General Meeting
22 June 2015[a]	First interim dividend payment date
14 September 2015[a]	Second interim dividend payment date
4 December 2015[a]	Third interim dividend payment date

Annual General Meeting (AGM)

This year’s AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11.00am.

The Chairman and Chief Executive will update shareholders on our performance in 2014 and our goals for 2015. Shareholders will also have the opportunity to ask the Board questions at the meeting.

  You can find out more at barclays.com/agm

Barclays at 325: a curated exhibition

In 2015 Barclays will be 325 years old. This longevity is an extraordinary achievement, especially against the backdrop of multiple financial crises, international conflicts, and the agricultural, industrial and now technological revolution.

Two years into one of the most intensive periods of transformation in Barclays’ history, we have an opportunity to reflect on just how far we’ve come. Not just since 2012, but since 1690.

To help us do this, Professor Leslie Hannah, co-author of Barclays: The Business of Banking 1690 – 1996, has curated a special 325th anniversary exhibition to be displayed at this year’s AGM.

From pioneering international trade finance and large-scale branch banking, to the world’s first cash machine and mobile cheque deposit technology, the exhibition will track Barclays’ evolution over 325 years.

Dividends

We target a 40% to 50% payout ratio over time. We expect to target a 40% payout ratio in the short term as we focus on capital accretion.

How do Barclays shareholders receive their dividends?

As at 31 December 2014, Barclays shareholders received their dividends in the following ways:

50%	Bank account
29%	Cheque
21%	New shares

You can choose how you would like to receive your Barclays dividends – save time and receive your dividends faster

You can have your dividends paid directly into your bank or building society account. It is easy to set up and your money will be in your bank account on the dividend payment date. If you hold 2,500 shares or less, you can provide your bank or building society details quickly and easily over the telephone using the Equiniti contact details overleaf. If you hold more than 2,500 shares, please write to Equiniti.

  To find out more, contact Equiniti or visit barclays.com/dividends

Unclaimed dividends

We are aware that some shareholders do not keep their personal details on the share register up to date. Therefore, during 2014, we conducted a tracing process to reunite over 14,000 shareholders who lost contact with us, with their unclaimed dividends. At the end of 2014, we had returned over £2m of unclaimed dividends to our shareholders.

Action for shareholders

Keep your personal details up to date

Please remember to tell Equiniti if:

¡	You move house
¡	You need to update your bank or building society details

If you are a Shareview member, you can update your bank or building society account or address details online. If you hold 2,500 shares or less, you can update details quickly and easily over the telephone using the Equiniti contact details overleaf. If you hold more than 2,500 shares you will need to write to Equiniti. You must provide a copy of your share certificate, Sharestore statement or most recent dividend tax voucher. If these are not available, you will need to provide a copy of a utility bill or bank statement dated in the last three months.

Duplicate documents

If you receive duplicate documents and split dividends on your Barclays shares, this may be because you have more than one account on the Barclays share register.

If you think that this affects you and you would like to combine your shareholdings, please contact Equiniti.

Note

a  Please note that these dates are provisional and subject to change.

| 323

Shareholder information Useful contact details

Shareview

You do not have to receive paper shareholder information.

Many Barclays shareholders go online to manage their shareholding and find out about Barclays’ performance. Shareview members receive the latest updates from Barclays directly by email.

Shareholder Security

Shareholders should be wary of any unsolicited investment advice and offers to buy shares at a discounted price. These fraudsters use persuasive and high-pressure tactics to lure shareholders into scams. The Financial Conduct Authority (FCA) has found that victims of share fraud are often seasoned investors, with victims losing an average of £20,000, resulting in total losses annually of around £200m. Please keep in mind that firms authorised by the FCA are unlikely to contact you out of the blue with an offer to buy or sell shares. You should think about getting independent financial or professional advice before you hand over any money.

  Report a scam. If you suspect you have been approached by fraudsters please tell the FCA using the share fraud reporting form at fca.org.uk/scams. You can also call the FCA Helpline on 0800 111 6768 or through Action Fraud on 0300 123 2040.

ShareGift your shares

Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686).

  Further information about ShareGift and the charities it has supported may be obtained from their website, sharegift.org

Equiniti

  The Barclays share register is maintained by Equiniti. If you have any questions about your Barclays shares, please contact Equiniti: shareview.co.uk

Equiniti
0871 384 2055[a] (in the UK) +44 121 415 7004 (from overseas) 0871 384 2255[a] (for the hearing impaired in the UK) +44 121 415 7028 (for the hearing impaired from overseas)

Aspect House Spencer Road Lancing West Sussex BN99 6DA

Shareholder Relations To give us your feedback or if you have any questions, please contact: privateshareholderrelations@barclays.com Shareholder Relations
Barclays PLC 1 Churchill Place London E14 5HP

American Depositary Receipts (ADRs)

If you have any questions about ADRs, please contact J.P. Morgan: jpmorgan.adr@wellsfargo.com or visit adr.com

J.P. Morgan Shareholder Services

+1 800 990 1135 (toll free in US and Canada) +1 651 453 2128 (outside the US and Canada) +1 651 453 2133 (for the hearing impaired)

JPMorgan Chase Bank N.A. PO Box 64504 St Paul MN 55165-0854 USA

Share price

  Information on the Barclays share price and other share price tools are available at: barclays.com/investorrelations

Alternative formats

Shareholder documents can be provided in large print, audio CD or braille free of charge by calling Equiniti.

0871 384 2055[a] (in the UK)

+44 121 415 7004 (from overseas)

Audio versions of the Strategic Report will also be available at the AGM.

Note

a  Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm Monday to Friday, excluding public holidays.

324 |

 Additional information

Summary of Certain Share and Cash Plans and Long-Term Incentive Plans

Summary of Barclays Group share and cash plans and long-term incentive plans

Barclays operates a number of share and cash plans and long-term incentive plans. The principal plans used for awards made in or, in respect of, the 2014 performance year are shown in the table below. Awards are granted either by the plan trustee or by the Board Remuneration Committee, and are subject to the applicable plan rules. Barclays has a number of employee benefit trusts which operate with these plans. In some cases the trustee purchases shares in the market to satisfy awards; in others, new issue or treasury shares may be used to satisfy awards where the appropriate shareholder approval has been obtained.

Summary of principal share and cash plans and long-term incentive plans

Name of plan	Eligible employees	Executive Directors eligible	Delivery	Design details

Share Value Plan (SVP)	All employees (including executive Directors)	Yes	Deferred share bonus typically released in annual instalments over a three year period, dependent on future service and subject to malus provisions	–	Plan typically used for mandatory deferral of a proportion of bonus into Barclays shares where bonus is above a threshold (set annually by the Committee)
				–	This plan typically works in tandem with the CVP
				–	Deferred share bonus vests over three years in equal annual instalments dependent on future service
				–	Vesting is subject to malus, and suspension provisions and the other provisions of the rules of the plan
				–	Dividend equivalents may be released based on the number of shares under award that are released
–

On cessation of employment, eligible leavers normally remain eligible for release (on the scheduled release dates) subject to the Committee and/or trustee discretion. For other leavers, awards will normally lapse

				–	On change of control, awards may vest at the Committee’s and/or trustee’s discretion
				–	For SVP awards made in 2015 to material Risk Takers (“MRTs”), a holding period of 6 months will apply to shares (after tax) on release

Cash Value Plan (CVP)	All employees (excluding executive Directors)	No	Deferred cash bonus paid in annual instalments over a three year period, dependent on future service and subject to malus provisions	–	Plan typically used for mandatory deferral of a proportion of bonus where bonus is above a threshold (set annually by the Committee)
				–	This plan typically works in tandem with the SVP
				–	Deferred cash bonus vests over three years in equal annual instalments dependent on future service
				–	Vesting is subject to malus, suspension provisions and the other provisions of the rules of the plan
				–	Participants may be awarded a service credit of 10% of the initial value of the award at the same time as the final instalment is paid (provided they are in active employment)
				–	Change of control and leaver provisions are as for SVP

Barclays LTIP	Selected employees (including executive Directors)	Yes	Awards over Barclays shares or over other capital instruments, subject to risk-adjusted performance conditions and malus provisions	–	Awarded on a discretionary basis with participation reviewed by the Committee
				–	Awards only vest if the risk-adjusted performance conditions are satisfied over a three year period
				–	Vesting is subject to malus, suspension provisions and the other provisions of the rules of the plan
				–	For awards made for the 2013-2015 performance period, 50% of any Barclays shares released (after payment of tax) will be subject to an additional two year holding period
				–	For awards made for the 2014-2016 performance period onwards, any Barclays shares released (after payment of tax) will be subject to an additional two year holding period

| 325

 Additional information

Summary of Certain Share and Cash Plans and Long-Term Incentive Plans

				–	On cessation of employment, eligible leavers normally remain eligible for release (on the scheduled release dates) pro-rated for time and performance. For other leavers, awards will normally lapse
				–	On change of control, awards may vest at the Committee’s discretion

Business Unit Long-Term Incentive Plans	Selected senior employees (excluding executive Directors) within each business unit	No	Design varies by business unit. Awards made after at least three years, with additional deferral after this period. Awards typically made 50% in cash and 50% in Barclays share awards	–	Participation on a discretionary basis
				–	Risk-adjusted performance conditions vary by business unit to reflect applicable business strategy
				–	Minimum plan duration is between three and five years (depending on plan)
				–	Award is subject to malus provisions and provisions of the plan rules
				–	Participation may cease if the participant leaves Barclays other than for eligible leaver reasons
				–	No new invitations to participate under business unit long-term incentive plans are expected to be made in 2015

Sharesave	All employees in the UK and Ireland	Yes	Options over Barclays shares at a discount of 20%, with shares or cash value of savings delivered after three to five years	–	HMRC approved in the UK and approved by the Revenue Commissioners in Ireland
				–	Opportunity to purchase Barclays shares at a discount price (currently a 20% discount) set on award date with savings made over three, five or seven year term
				–	Maximum individual savings of £250 per month (€315 in Ireland)
				–	On cessation of employment, eligible leavers may exercise options and acquire shares to the extent of their savings for six months
				–	On change of control, participants may exercise options and acquire shares to the extent of their savings for six months

Sharepurchase	All employees in the UK	Yes	Barclays shares and dividend/matching shares held in trust for three to five years	–	HMRC approved plan
				–	Participants may purchase up to £1,500 of Barclays shares each tax year
				–	Barclays matches the first £600 of shares purchased by employees on a one for one basis for each tax year
				–	Dividends received are awarded as additional shares
				–	Purchased shares may be withdrawn at any time (though if removed prior to three years from award, the corresponding matching shares are forfeited)
				–	On cessation of employment, participants must withdraw shares
				–	Depending on reason for and timing of leaving, matching shares may be forfeited
				–	On change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf

Global Sharepurchase	Employees in certain non-UK jurisdictions	Yes	Barclays shares and dividend/matching shares held in trust for three to five years	–	Global Sharepurchase is an extension of the Sharepurchase plan offered in the UK
				–	Operates in substantially the same way as Sharepurchase (see above)

326 |

Additional information

Section 13(r) of the US Securities Exchange Act of 1934

Section 13(r) of the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by US or other law even if conducted outside the US by non-US companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2014, the period covered by this annual report, or in relation to activity we became aware of in 2014 relating to disclosable activity prior to the reporting period. Barclays earned total revenue of less than £40,000 in 2014 from the activities disclosed below.

Legacy guarantees

Barclays entered into several guarantees for the benefit of Iranian banks between 1993 and 2006 in connection with the supply of goods and services by Barclays’ customers to Iranian buyers. These were counter guarantees issued to the Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers have since been designated as Specially Designated Nationals (SDNs) by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC). In addition, Barclays entered into similar guarantees between 1993 and 2005 for the benefit of a Syrian bank that is now an SDN. Some of the underlying buyers related to the Syrian guarantees have also been designated as SDNs.

The guarantees have been either issued on an “extend or pay” basis, which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to either maintain the guarantee or pay the beneficiary bank the full amount of the guarantee or on the basis that Barclays obligations can only be discharged with the consent of the beneficiary counter party. Barclays is not able to exit its obligations under the guarantees unilaterally, and thus maintains a limited legacy portfolio of these guarantees. The guarantees were entered into in compliance with applicable laws and regulations at the time at which they were entered into. Revenue in the amount of less than £10,000 was received in the year ended 31 December 2014. Any payments made under the guarantees are made in compliance with applicable laws and regulations. Barclays intends to terminate each of these legacy guarantees if the applicable law changes so as to allow it.

Lease payments

Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (NIOC), pursuant to which Barclays rents part of NIOC House in London to house a Barclays bank branch. NIOC is the custodian trustee for the NIOC Pension Fund.

Barclays makes payments to Naft Trading and Technology Ltd, a wholly-owned subsidiary of the NIOC Pension Fund in respect of this lease. NIOC is wholly owned by the Iranian Government and is an SDN. In 2014, a quarterly lease payment has been made in compliance with applicable laws and regulations, and Barclays continues to accrue for ongoing rental payments. The lease is for 60-years, contains no early termination clause and has 24 years remaining. In 2014 an additional payment of less than £3,000 was made directly to a UK supplier approved by Barclays in respect of refurbishments and upkeep of the branch.

Local Clearing Systems

Banks in the United Arab Emirates (UAE), including certain of the Iranian banks that are SDNs, participate in the various banking payment and settlement systems used in the UAE (the UAE Clearing Systems). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, and its participation in the UAE Clearing Systems is in compliance with applicable law and regulations. However, in order to help mitigate the risk of participating in transactions in which participant Iranian SDN banks may be involved, Barclays has implemented restrictions relating to its participation in the UAE Image Cheque Clearance System, the UAE Funds Transfer System, Automated Teller Machine (ATM) / Cheque Deposit Machine (CDM) activity as well as restricting activity via the Wages Protection Scheme (WPS). Barclays attributed no revenue in 2014 from the SDN banks in relation to its participation in the UAE Clearing Systems.

New OFAC Designees

On 6 February 2014, a Barclays retail customer was designated under the Specially Designated Global Terrorist (SDGT) regime by OFAC. The account had been dormant since July 2011 due to the lack of any transaction activity. The account was blocked after the designation and the customer relationship was exited subject to a 30-day notice period. Barclays earned no revenue from the relationship in 2014.

Account closure payments

In 2014, Barclays closed personal accounts held by one customer who was removed from the HMT Sanctions List although he remained an SDN as determined by OFAC under the global terrorist regime. Barclays transferred the funds to an account with another UK bank, in compliance with applicable laws and regulations. No revenue was received from this customer in the year ended 31 December 2014.

In 2014, Barclays exited a relationship with a retail customer who was identified as receiving pension payments from their previous employer, the Ministry of Agriculture in Iran, a Government of Iran related entity. Barclays earned no revenue from receipt of the pension payments.

| 327

Additional information

Payments notified

As disclosed in the 2013 20F report, Barclays blocked and reported to OFAC an inbound payment that it had received for the account of a Barclays commercial customer from a third party that was owned by NIOC. As a result of the investigation following the initial reporting, in 2014 Barclays identified a further inbound payment from 2013 relating to the same third party. A subsequent report was filed with both HMT and OFAC. Barclays earned no revenue in relation to the payment. Barclays has exited the relationship with the customer.

As disclosed in the 2013 20-F, on 24 May 2013, a Barclays’ customer and its director were designated by OFAC under the Non-Proliferation and Weapons of Mass Destruction (NPWMD) regime. The customer holds a commercial mortgage with Barclays. The terms and conditions of the commercial mortgage do not allow for an early exit and Barclays is legally required to maintain the loan until the maturity date or until the customer defaults on payments. Repayments of the mortgage by the customer are being made in accordance with applicable laws and regulations. Revenues earned by Barclays in 2014 were less than £19,000.

In January 2014 Barclays Spain received two Euro payments on behalf of its customer from a third party, which had ultimately originated from the Iran Mines and Mining Industries Development and Renovation Organisation, which is wholly owned by the Government of Iran and is an SDN. Barclays was not aware prior to the processing of the payment that the remittance was on behalf of the SDN. The payment was subsequently disclosed to the local regulator, the Spanish Treasury. Revenues earned by Barclays in 2014 were less than £7,000.

Barclays issued an Import Letter of Credit for the purchase and shipment of goods on behalf of a customer for the benefit of an entity located in United Arab Emirates (UAE). Upon investigation by Barclays, the vessel involved in the shipment was identified to be owned by a ship management company on the NPWMD list and that the goods were loaded at an Iranian Port. Barclays was unaware of the nationality of the vessel and the port involved when it issued the Letter of Credit. Consequently, the trade was declined and documents returned to the third party bank. Barclays earned revenue of less than £4,000 at the issuance of the Letter of the Credit.

Barclays served as agent bank in a syndicated loan facility. A party that became a syndicated lender in 2011 was listed as an SDN on the NPWMD list in February 2014. As agent bank, after consultation with OFAC and in accordance with applicable laws, Barclays authorized a transfer certificate in connection with a transfer by the SDN lender to a new financial institution that had been initiated prior to the SDN’s designation. The SDN lender was removed from the NPWMD list in October 2014. Barclays earned no revenue from authorizing the transfer certificate.

328 |

Additional information Additional financial disclosure

All disclosures in this section (pages 329 to 339) are unaudited unless otherwise stated

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers account. The following table displays these balances on an average balance sheet basis.

Average for the year ended 31 December[a]	2014 £m	2013 £m	2012 £m
Deposits from banks
UK	6,002	8,551	13,905
Europe	41,101	52,505	54,510
Americas	6,191	6,131	9,792
Asia	6,524	6,950	9,188
Africa	3,735	4,568	5,009
Total deposits from banks	63,553	78,705	92,404
Customer Accounts
UK	274,468	262,685	239,616
Europe	55,121	62,073	52,317
Americas	65,433	58,815	49,198
Asia	13,444	13,825	9,700
Africa	43,101	47,712	47,847
Customer Accounts	451,567	445,110	398,678

Deposits from banks in offices in the United Kingdom received from non-residents amounted to £42,172m (2013: £34,411m). The balances below are on a spot basis as at 31 December 2014, rather than the average basis per the tables included above.

Year ended 31 December	2014 £m	2013 £m	2012 £m
Customer Accounts	427,704	431,999	390,828
In offices in the United Kingdom:
Current and Demand Accounts
- interest free	68,647	61,343	56,806
Current and Demand Accounts
- interest bearing	34,047	29,451	27,140
Savings accounts	114,828	107,865	86,579
Other time deposits- retail	11,867	15,113	16,410
Other time deposits- wholesale	60,814	60,457	60,986
Total repayable in offices in the United Kingdom	290,203	274,229	247,921
In offices outside the United Kingdom:
Current and Demand Accounts
- interest free	17,236	15,497	11,976
Current and Demand Accounts
- interest bearing	23,127	28,558	31,864
Savings accounts	16,335	15,620	13,293
Other time deposits	80,803	98,095	85,774
Total repayable in offices outside the United Kingdom	137,501	157,770	142,907

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £56,613m (2013: £52,253m).

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper, negotiable certificates of deposit and repurchase agreements.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2014 £m	2013 £m	2012 £m
Year-end balance	58,390	55,615	77,345
Average balance[a,b]	63,553	78,705	92,404
Maximum balance[a]	72,810	95,808	101,530
Average interest rate during year	0.3%	0.3%	0.4%
Year-end interest rate	0.4%	0.4%	0.6%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2014 £m	2013 £m	2012 £m
Year-end balance	7,125	11,269	15,718
Average balance[a]	11,797	15,169	19,175
Maximum balance[a]	16,891	18,320	24,671
Average interest rate during year	0.3%	0.2%	0.3%
Year-end interest rate	0.2%	0.2%	0.3%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in Europe and the United States, generally in denominations of not less than $100,000.

	2014 £m	2013 £m	2012 £m
Year-end balance	23,928	20,729	35,621
Average balance[a]	23,947	28,644	38,827
Maximum balance[a]	29,100	36,158	49,660
Average interest rate during year	0.9%	1.0%	0.9%
Year-end interest rate	0.9%	0.7%	0.7%

Repurchase Agreements

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2014 £m	2013 £m	2012 £m
Year-end balance	124,479	196,748	217,178
Average balance[a,c]	191,181	246,562	271,388
Maximum balance[a]	218,523	280,203	325,752
Average interest rate during year	0.2%	0.3%	0.4%
Year-end interest rate	0.2%	0.1%	0.2%

Notes

a	Calculated based on month-end balances.
b	The average balance differs to the average balance sheet as the latter excludes non-interest bearing settlement balances.
c	The average balance differs to the average balance sheet as the latter is stated on a gross basis prior to any offsetting of liabilities against assets.

| 329

 Additional information

 Additional financial disclosure

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments	Amount of commitment expiration per period

	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m

As at 31 December 2014
Guarantees and letters of credit pledged as collateral security	14,275	205	23	44	14,547
Performance guarantees, acceptances and endorsements	5,414	260	61	1,042	6,777
Documentary credits and other short-term trade related transactions	976	115	-	-	1,091
Forward starting reverse repurchase agreements	13,856	-	-	-	13,856
Standby facilities, credit lines and other commitments	269,796	4,515	1,847	157	276,315

As at 31 December 2013
Guarantees and letters of credit pledged as collateral security	14,297	637	100	192	15,226
Performance guarantees, acceptances and endorsements	5,158	400	38	362	5,958
Documentary credits and other short-term trade related transactions	692	88	-	-	780
Forward starting reverse repurchase agreements	19,936	-	-	-	19,936
Standby facilities, credit lines and other commitments	250,404	2,368	1,405	678	254,855

Contractual obligations include debt securities, operating lease and purchase obligations.

Contractual obligations	Payments due by period

	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m

As at 31 December 2014
Long-term debt[a]	46,724	20,820	15,690	32,735	115,969
Operating lease obligations	444	687	566	2,036	3,733
Purchase obligations	511	371	153	208	1,243

Total	47,679	21,878	16,409	34,979	120,945

As at 31 December 2013
Long-term debt[a]	49,873	21,716	14,558	33,930	120,077
Operating lease obligations	601	738	606	2,666	4,611
Purchase obligations	584	246	35	51	916

Total	51,058	22,700	15,199	36,647	125,604

Net cash flows from derivatives used to hedge long-term debt amount to £6.3bn (2013: £5bn).

Further information on the contractual maturity of the Group’s assets and liabilities on page 173.

Notes

a	Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.

330 |

 Additional information

 Additional financial disclosure

Securities

Securities at fair value	2014	2013	2012

As at 31 December	£m	£m	£m

Investment securities – available for sale
United Kingdom government	18,849	20,580	13,131
Other government	41,700	37,258	33,039
Other public bodies and US Agencies	6,034	8,890	4,027
Mortgage and asset backed securities	1,230	1,918	4,601
Bank and building society certificates of deposit	38	42	410
Corporate and other issuers	17,688	22,610	19,463

Debt securities	85,539	91,298	74,671
Equity securities	527	458	438

Investment securities – available for sale	86,066	91,756	75,109

Other securities – held for trading
United Kingdom government	7,450	10,361	11,144
Other government	29,720	40,690	58,876
Other public bodies and US Agencies	9,879	5,820	19,265
Mortgage and asset backed securities	7,165	10,962	11,318
Bank and building society certificates of deposit	240	182	4
Corporate and other issuers	11,544	16,545	15,701

Debt securities	65,998	84,560	116,308
Equity securities	44,576	42,659	24,519

Other securities – held for trading	110,574	127,219	140,827

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

Maturities and yield of available for sale debt securities
As at 31 December 2014
	Maturing with one year		Maturing one but within five years		Maturing after five but within ten years		Maturing after ten years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	£m	%	£m	%	£m	%	£m	%	£m	%
Government	2,128	2.6%	24,142	1.4%	19,013	1.8%	15,266	2.3%	60,549	1.8%

Other public bodies and US Agencies	862	0.8%	2,569	1.3%	2,279	2.2%	324	2.2%	6,034	1.6%

Other issuers	5,084	2.0%	10,777	2.5%	2,286	2.2%	809	1.4%	18,956	2.3%

Total book value	8,074	2.0%	37,488	1.7%	23,578	1.9%	16,399	2.2%	85,539	1.9%

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2014 by the fair value of securities held at that date.

The annualised interest is now calculated by applying the coupon rate to the notional for all securities held at year end, previously the interest income earned in the year was applied as a proxy.

| 331

 Additional information

 Additional financial disclosure

Average balance sheet

Average balances are based upon monthly averages.

Assets				2014

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Loans and advances to banks	UK	48,162	377	-	377	0.8
Loans and advances to banks	Non-UK	47,375	262	-	262	0.6

Loans and advances to banks[a]	Total	95,537	639	-	639	0.7

Loans and advances to customers	UK	272,463	8,779	74	8,853	3.2
Loans and advances to customers	Non-UK	137,122	5,898	184	6,082	4.4

Loans and advances to customers[a]	Total	409,585	14,677	258	14,935	3.6

Available for sale investments	UK	74,868	1,323	-	1,323	1.8
Available for sale investments	Non-UK	11,130	292	-	292	2.6

Available for sale investments	Total	85,998	1,615	-	1,615	1.9

Reverse repurchase agreements	UK	155,170	31	589	620	0.4
Reverse repurchase agreements	Non-UK	127,670	55	287	342	0.3

Reverse repurchase agreements[b]	Total	282,840	86	876	962	0.3

Other interest income[c]		-	346	-	346	-

Total interest earning assets not at fair value through P&L		873,960	17,363	1,134	18,497	2.1

Less interest expense		-	(5,283)	(980)	(6,263)	-

Net interest		873,960	12,080	154	12,234	1.4

Interest earning assets at fair value through P&L	UK	57,070
Interest earning assets at fair value through P&L	Non-UK	56,477

Interest earning assets at fair value through P&L	Total	113,547

Total interest earning assets		987,507

Impairments		(6,770)
Non-interest earning assets		515,020

Total		1,495,757

Percentage of total average interest earning assets in offices outside the UK		38%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest income principally includes interest income relating to hedging activity.

332 |

 Additional information

 Additional financial disclosure

Assets				2013

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Loans and advances to banks	UK	51,185	383	35	418	0.8
Loans and advances to banks	Non-UK	61,204	304	1	305	0.5

Loans and advances to banks[a]	Total	112,389	687	36	723	0.6

Loans and advances to customers	UK	271,111	9,098	148	9,246	3.4
Loans and advances to customers	Non-UK	142,494	6,515	254	6,769	4.8

Loans and advances to customers[a]	Total	413,605	15,613	402	16,015	3.9

Available for sale investments	UK	73,212	1,346	-	1,346	1.8
Available for sale investments	Non-UK	14,802	458	-	458	3.1

Available for sale investments	Total	88,014	1,804	-	1,804	2.0

Reverse repurchase agreements	UK	193,303	8	715	723	0.4
Reverse repurchase agreements	Non-UK	132,488	33	342	375	0.3

Reverse repurchase agreements[b]	Total	325,791	41	1,057	1,098	0.3

Other interest income[c]		-	170	-	170	-

Total interest earning assets not at fair value through P&L		939,799	18,315	1,495	19,810	2.1

Less interest expense		-	(6,715)	(1,194)	(7,909)	-

Net interest		939,799	11,600	301	11,901	1.3

Interest earning assets at fair value through P&L	UK	65,534
Interest earning assets at fair value through P&L	Non-UK	75,763

Interest earning assets at fair value through P&L	Total	141,297

Total interest earning assets		1,081,096

Impairments		(8,009)
Non-interest earning assets		575,219

Total		1,648,306

Percentage of total average interest earning assets in offices outside the UK		39%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest income principally includes interest income relating to hedging activity.

| 333

Additional information Additional financial disclosure

Assets		2012

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Loans and advances to banks	UK	41,204	238	58	296	0.7
Loans and advances to banks	Non-UK	112,333	391	-	391	0.3

Loans and advances to banks[a]	Total	153,537	629	58	687	0.4

Loans and advances to customers	UK	274,381	9,185	176	9,361	3.4
Loans and advances to customers	Non-UK	143,325	7,263	50	7,313	5.1

Loans and advances to customers[a]	Total	417,706	16,448	226	16,674	4.0

Available for sale investments	UK	50,759	1,171	-	1,171	2.3
Available for sale investments	Non-UK	17,900	565	-	565	3.2

Available for sale investments	Total	68,659	1,736	-	1,736	2.5

Reverse repurchase agreements	UK	196,046	22	918	940	0.5
Reverse repurchase agreements	Non-UK	118,378	-	349	349	0.3

Reverse repurchase agreements[b]	Total	314,424	22	1,267	1,289	0.4

Other interest income[c]		-	377	-	377	-

Total interest earning assets not at fair value through P&L		954,326	19,212	1,551	20,763	2.2

Less interest expense		-	(7,558)	(1,581)	(9,139)	-

Net interest		954,326	11,654	(30)	11,624	1.2

Interest earning assets at fair value through P&L	UK	70,489
Interest earning assets at fair value through P&L	Non-UK	99,355

Interest earning assets at fair value through P&L	Total	169,844

Total interest earning assets		1,124,170

Impairments		(9,151)
Non-interest earning assets		643,736

Total		1,758,755

Percentage of total average interest earning assets in offices outside the UK		44%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest income principally includes interest income relating to hedging activity.

334 |

Additional information Additional financial disclosure

Liabilities		2014

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Deposits by banks	UK	41,931	89	-	89	0.2
Deposits by banks	Non-UK	15,388	110	2	112	0.7

Deposits by banks	Total	57,319	199	2	310	0.4

Customer accounts	UK	231,792	744	6	750	0.3
Customer accounts	Non-UK	92,337	729	230	959	1.0

Customer accounts	Total	324,129	1,473	236	1,709	0.5

Debt securities in issue	UK	51,218	1,315	82	1,397	2.7
Debt securities in issue	Non-UK	38,515	607	54	661	1.7

Debt securities in issue	Total	89,733	1,922	136	2,058	2.3

Subordinated liabilities	UK	19,575	1,541	-	1,541	7.9
Subordinated liabilities	Non-UK	1,151	81	-	81	7.0

Subordinated liabilities	Total	20,726	1,622	-	1,622	7.8

Repurchase agreements	UK	166,224	64	376	440	0.3
Repurchase agreements	Non-UK	126,347	9	230	239	0.2

Repurchase agreements[a]	Total	292,571	73	606	679	0.2

Other interest expense[b]		-	(6)		(6)	-

Total interest bearing liabilities not at fair value through P&L		784,478	5,283	980	6,263	0.8

Interest bearing liabilities at fair value through P&L	UK	37,722
Interest bearing liabilities at fair value through P&L	Non-UK	28,755

Interest bearing liabilities at fair value through P&L	Total	66,477

Total interest bearing liabilities		850,955

Interest free customer deposits	UK	65,294
Interest free customer deposits	Non-UK	15,033

Interest free customer deposits	Total	80,327

Other non-interest bearing liabilities		498,675
Shareholders’ equity		65,800

Total		1,495,757

Percentage of total average interest bearing liabilities in offices outside the UK		36%

Notes

a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
b	Other interest expense principally includes interest expense relating to hedging activity.

| 335

 Additional information

 Additional financial disclosure

Liabilities		2013

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Deposits by banks	UK	52,518	78	52	130	0.2
Deposits by banks	Non-UK	17,308	123	1	124	0.7

Deposits by banks	Total	69,826	201	53	254	0.4

Customer accounts	UK	228,046	1,285	74	1,359	0.6
Customer accounts	Non-UK	94,640	1,371	198	1,569	1.7

Customer accounts	Total	322,686	2,656	272	2,928	0.9

Debt securities in issue	UK	62,019	1,523	39	1,562	2.5
Debt securities in issue	Non-UK	42,114	653	47	700	1.7

Debt securities in issue	Total	104,133	2,176	86	2,262	2.2

Subordinated liabilities	UK	21,764	1,462	-	1,462	6.7
Subordinated liabilities	Non-UK	1,406	110	-	110	7.8

Subordinated liabilities	Total	23,170	1,572	-	1,572	6.8

Repurchase agreements	UK	205,170	59	428	487	0.2
Repurchase agreements	Non-UK	149,651	68	355	423	0.3

Repurchase agreements[a]	Total	354,821	127	783	910	0.3

Other interest expense[b]		-	(17)	-	(17)	-

Total interest bearing liabilities not at fair value through P&L		874,636	6,715	1,194	7,909	0.9

Interest bearing liabilities at fair value through P&L	UK	51,498
Interest bearing liabilities at fair value through P&L	Non-UK	30,333

Interest bearing liabilities at fair value through P&L	Total	81,831

Total interest bearing liabilities		956,467

Interest free customer deposits	UK	58,438
Interest free customer deposits	Non-UK	13,784

Interest free customer deposits	Total	72,222

Other non-interest bearing liabilities		558,116
Shareholders’ equity		61,501

Total		1,648,306

Percentage of total average interest bearing liabilities in offices outside the UK		35%

Notes

a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
b	Other interest expense principally includes interest expense relating to hedging activity.

336 |

 Additional information

 Additional financial disclosure

Liabilities		2012

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Deposits by banks	UK	62,810	97	120	217	0.3
Deposits by banks	Non-UK	19,274	160	-	160	0.8

Deposits by banks	Total	82,084	257	120	377	0.5

Customer accounts	UK	208,494	1,069	124	1,193	0.6
Customer accounts	Non-UK	88,623	1,416	-	1,416	1.6

Customer accounts	Total	297,117	2,485	124	2,609	0.9

Debt securities in issue	UK	76,429	1,821	-	1,821	2.4
Debt securities in issue	Non-UK	52,878	1,100	-	1,100	2.1

Debt securities in issue	Total	129,307	2,921	-	2,921	2.3

Subordinated liabilities	UK	21,923	1,508	-	1,508	6.9
Subordinated liabilities	Non-UK	1,345	124	-	124	9.2

Subordinated liabilities	Total	23,268	1,632	-	1,632	7.0

Repurchase agreements	UK	206,648	-	771	771	0.4
Repurchase agreements	Non-UK	167,133	2	566	568	0.3

Repurchase agreements[a]	Total	373,781	2	1,337	1,339	0.4

Other interest expense[b]		-	261	-	261	-

Total interest bearing liabilities not at fair value through P&L		905,557	7,558	1,581	9,139	1.0

Interest bearing liabilities at fair value through P&L	UK	56,381
Interest bearing liabilities at fair value through P&L	Non-UK	33,059

Interest bearing liabilities at fair value through P&L	Total	89,440

Total interest bearing liabilities		994,997

Interest free customer deposits	UK	52,713
Interest free customer deposits	Non-UK	10,847

Interest free customer deposits	Total	63,560

Other non-interest bearing liabilities		638,581
Shareholders’ equity		61,617

Total		1,758,755

Percentage of total average interest bearing liabilities in offices outside the UK		36%

Notes

a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
b	Other interest expense principally includes interest expense relating to hedging activity.

| 337

 Additional information

 Additional financial disclosure

Changes in total interest – volume and rate analysis

The following tables allocate changes in interest between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

Interest income		2014/2013 Change due to increase/(decrease) in:			2013/12 Change due to increase/(decrease) in:

		Total change	Volume	Rate	Total change	Volume	Rate

		£m	£m	£m	£m	£m	£m

Loans and advances to banks	UK	(41)	(24)	(17)	122	78	44
Loans and advances to banks	Non-UK	(43)	(74)	31	(86)	(217)	131

Loans and advances to banks	Total	(84)	(98)	14	36	(139)	175

Loans and advances to customers	UK	(393)	46	(439)	(115)	(112)	(3)
Loans and advances to customers	Non-UK	(687)	(249)	(438)	(544)	(42)	(502)

Loans and advances to customers	Total	(1,080)	(203)	(877)	(659)	(154)	(505)

Available for sale investments	UK	(23)	30	(53)	175	446	(271)
Available for sale investments	Non-UK	(166)	(103)	(63)	(107)	(96)	(11)

Available for sale investments	Total	(189)	(73)	(116)	68	350	(282)

Reverse repurchase agreements	UK	(103)	(150)	47	(217)	(13)	(204)
Reverse repurchase agreements	Non-UK	(33)	(14)	(19)	26	41	(15)

Reverse repurchase agreements	Total	(136)	(164)	28	(191)	28	(219)

Other interest income		176	-	176	(207)	-	(207)

Total interest receivable		(1,313)	(538)	(775)	(953)	(85)	(1,038)

Changes in total interest – volume and rate analysis

Interest expense		2014/2013 Change due to increase/(decrease) in:			2013/2012 Change due to increase/(decrease) in:

		Total change	Volume	Rate	Total change	Volume	Rate

		£m	£m	£m	£m	£m	£m

Deposits by banks	UK	(41)	(24)	(17)	(87)	(32)	(55)
Deposits by banks	Non-UK	(12)	(14)	2	(36)	(15)	(21)

Deposits by banks	Total	(53)	(38)	(15)	(123)	(47)	(76)

Customer accounts	UK	(609)	22	(631)	166	115	51
Customer accounts	Non-UK	(610)	(37)	(573)	153	99	54

Customer accounts	Total	(1,219)	(15)	(1,204)	319	214	105

Debt securities in issue	UK	(165)	(288)	123	(259)	(358)	99
Debt securities in issue	Non-UK	(39)	(61)	22	(400)	(201)	(199)

Debt securities in issue	Total	(204)	(349)	145	(659)	(559)	(100)

Subordinated liabilities	UK	79	(156)	235	(46)	(11)	(35)
Subordinated liabilities	Non-UK	(29)	(19)	(10)	(14)	6	(20)

Subordinated liabilities	Total	50	(175)	225	(60)	(5)	(55)

Repurchase agreements	UK	(47)	(99)	52	(284)	(6)	(278)
Repurchase agreements	Non-UK	(184)	(59)	(125)	(145)	(55)	(90)

Repurchase agreements	Total	(231)	(158)	(73)	(429)	(61)	(368)

Other interest expense		11	-	11	(278)	-	(278)

Total interest payable		(1,646)	(735)	(911)	(1,230)	(458)	(772)

338 |

Barclays’ approach to managing risks

| 339

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

In this section we describe the approaches and strategies for managing risks at Barclays. It contains information on how risk management functions are organised, how they ensure their independence and foster a sound risk culture throughout the organisation.

¡ A discussion of how our risk management strategy is designed to foster a strong risk culture is contained on page 341

¡ A governance structure, encompassing the organisation of the function as well as executive and Board committees, supports the continued application of the ERMF. This is discussed on pages 341 to 344

¡  The Enterprise wide Risk Management Framework (ERMF) sets out the tools, techniques and organisational arrangements to ensure all material risk are identified and understood (see pages 344 to 346)

¡ Pages 347 to 350 describe group-wide risk management tools that support risk management, ExCo and the Board in discharging their responsibilities, and how they are applied in the strategic planning cycle

340 |

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The following pages provide a comprehensive overview of the Group’s approach to risk management and more specific information on policies that the Group determines to be of particular significance in the current operating environment.

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

Risk Management Strategy

The Group has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

At a strategic level, the risk management objectives are to:

¡	Identify the Group’s significant risks;

¡	Formulate the Group’s risk appetite and ensure that business profile and plans are consistent with it;

¡	Optimise risk/return decisions by taking them as close as possible to the business, while establishing strong and independent review and challenge structures;

¡	Ensure that business growth plans are properly supported by effective risk infrastructure;

¡	Manage risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions; and

¡	Help executives improve the control and co-ordination of risk taking across the business.

The aim of the risk management process is to provide a structured, practical and easily understood set of three steps – Evaluate, Respond and Monitor (the E-R-M process) – that enables management to identify and assess those risks, determine the appropriate risk response, and then monitor the effectiveness of the risk response and changes to the risk profile

¡	Evaluate: Risk evaluation must be carried out by those individuals, teams and departments that are best placed to identify and assess the potential risks, and include those responsible for delivering the objectives under review

¡	Respond: The appropriate risk response effectively and efficiently ensures that risks are kept within appetite, which is the level of risk that the Group is prepared to accept while pursuing its business strategy. There are three types of response: i) accept the risk but take the necessary mitigating actions such as using risk controls; ii) stop the existing activity/do not start the proposed activity; or iii) continue the activity but lay off risks to another party e.g. insurance

¡	Monitor: Once risks have been identified and measured, and controls put in place, progress towards objectives must be tracked. Monitoring must be ongoing and can prompt re-evaluation of the risks and/or changes in responses. Monitoring must be carried out proactively and is wider than just “reporting” and includes ensuring risks are being maintained within risk appetite and checking that controls are functioning as intended and remain fit for purpose.

The process is orientated around material risks impacting delivery of objectives, and is used to promote an efficient and effective approach to risk management. This three step risk management process:

¡	Can be applied to every objective at every level in the bank, both top-down or bottom-up;

¡	Is embedded into the business decision making process;

¡	Guides the Group’s response to changes in the external or internal environment in which existing activities are conducted; and

¡	Involves all staff and all three lines of defence (see pages 345-346).

Barclays Risk Management Strategy

Governance structure

Risk exists when the outcome of taking a particular decision or course of action is uncertain and could potentially impact whether, or how well, the Group delivers on its objectives.

The Group faces risks throughout its business, every day, in everything it does. Some risks are taken after appropriate consideration – like lending money to a customer. Other risks may arise from unintended consequences of internal actions, for example an IT system failure or poor sales practices. Finally, some risks are the result of events outside the Group but which impact its business – such as major exposure through trading or lending to a market counterparty which later fails.

All employees must play their part in the Group’s risk management, regardless of position, function or location. All employees are required to be familiar with risk management policies that are relevant to their activities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the ERMF, risk management process and governance arrangements.

| 341

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Board oversight and flow of risk related information

There are four key Board-level committees which review and monitor risk across the Group. These are: The Board, the Board Enterprise Wide Risk Committee, the Board Financial Risk Committee and the Board Conduct, Operational and Reputational Risk Committee.

The Board

One of the Board’s (Board of Directors of Barclays PLC) responsibilities is the approval of risk appetite (see the Risk Management and Strategy section on page 347), which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set out in the EMRF.

The Board Enterprise Wide Risk Committee (BEWRC)

The BEWRC is a committee of the Board, from which it derives its authority and to which it regularly reports. The principal purpose of the Committee is to review, on behalf of the Board, management’s recommendations on risk, in particular:

¡	Consider and recommend to the Board the Group’s overall risk appetite;

¡	Review, on behalf of the Board, the Group’s overall risk profile;

¡	Satisfy itself on the design and completeness of the Group’s ERMF, including the Principal Risk categories; and

¡	Consider key enterprise wide risk themes.

BEWRC membership comprises the Group Chairman and the Chairmen of the Board Audit Committee, Board Conduct, Operational and Reputational Risk Committee, Board Financial Risk Committee and Board Remuneration Committee. The Group Chief Executive Officer (CEO), Group Chief Risk Officer (CRO), Group Finance Director, Head of Compliance, General Counsel and Chief Internal Auditor are mandatory attendees.

The Board Financial Risk Committee (BFRC)

The BFRC monitors the Group’s risk profile against the agreed financial appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BFRC is comfortable with them. After each meeting, the Chair of the BFRC prepares a report for the next meeting of the Board. All members are non-executive Directors. The Finance Director and the Chief Risk Officer attend each meeting as a matter of course.

The BFRC receives regular and comprehensive reports on risk methodologies and the Group’s risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the CRO or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities.

The Board Conduct, Operational and Reputational Risk Committee (BCORR)

The BCORR was created to strengthen the Board-level governance over conduct risk and reputation matters. It reviews the effectiveness of the processes by which the Group identifies and manages conduct and reputation risk and considers whether business decisions will compromise the Group’s ethical policies or core business beliefs and values. It also considers the Group’s risk appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

In addition, the Board Audit and Board Remuneration Committees receive regular risk reports to assist them in the undertaking of their duties.

The Board Audit Committee (BAC)

The BAC receives, among other reports, quarterly reports on material control issues of significance, quarterly papers on accounting judgments (including impairment), and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chairman of the BAC also sits on the BFRC and BCORR.

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance from the BFRC, regular updates on the risk profile and proposals on an ex-ante risk adjustment. These inputs are considered in the setting of performance incentives.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given in the Board of Directors section on pages 3 to 4. The terms of reference and additional details on membership and activities for each of the principal Board Committees are available from the Corporate Governance section at: www.barclays.com/corporategovernance

The Enterprise Wide Risk Management Committee (EWRMC) was established by, and derives its authority from, the CRO. It supports the CRO in the provision of oversight and challenge of the systems and controls in respect of risk management, particularly:

¡	Review, challenge and recommend risk appetite;

¡	Monitor risk profile against risk appetite; and

¡	Review the design and completeness of the ERMF and Principal Risk categories.

EWRMC membership includes the CRO, CEO, Group Finance Director, Group General Counsel, and Head of Compliance.

The CRO is a member of the Executive Committee and has overall day to day accountability for risk management under delegated authority from the CEO. While the CEO is accountable for proposing a risk appetite that underpins the strategic plan to the Board for approval, the CRO is responsible for providing oversight, advice and challenge to the CEO, and preparing and recommending the Group’s risk appetite to the CEO and the Board. Risk appetite therefore sets the ‘tone from the top’

and provides a basis for ongoing dialogue between management and Board level around the Group’s current and evolving risk profile.

The CRO manages the independent risk function and chairs the Financial Risk Committee (FRC) and the Operational Risk and Control Committee (ORCC), which monitor the Group’s financial and non-financial risk profile relative to established risk appetite. Reporting to the CRO, and working in the risk function, are risk type heads for financial risk, operational risk and financial crime. The risk type heads are responsible for establishing a Group-wide framework for oversight of the relevant risks and controls. The risk type teams liaise with each business as part of the monitoring and management processes.

In addition, each business has an embedded risk management function, headed by a Business Chief Risk Officer (BCRO). BCROs and their teams are responsible for assisting business heads in the identification and management of their business risk profiles and for implementing appropriate controls. These teams also assist Central Risk in the formulation of Group policies and their implementation across the businesses. The business risk directors report jointly to their respective business heads and to the CRO.

The Risk Executive Committee is responsible for the effectiveness and efficiency of risk management and embedding a strong risk culture, approval of the Group’s risk governance framework, and agreement and endorsement of the overall infrastructure strategy for the risk function. It is also the senior decision making forum for the risk function excluding matters relating to the risk profile. It is chaired by the CRO with a membership comprising senior risk management.

The CEO must consult the Chairman of the BFRC in respect of the CRO’s performance appraisal and compensation as well as all appointments to or departures from the role.

Reporting and Control

| 343

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

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

Barclays’ risk culture – enabling the ‘Go-To’ bank

In every area of the Group’s activities, outcomes of decisions or actions may be uncertain and could potentially impact whether, or how well, the Group delivers against its objectives. Risk management, therefore, plays a significant role in the Group achieving its goals and in turning Barclays into the ‘Go-To’ bank.

Risk culture is the set of objectives and practices, shared across the organisation, that drive and govern risk management. The main elements of risk culture at Barclays are broadly aligned with the Financial Stability Board’s guidancea:

¡	Tone from the top: our purpose, value and behaviours, the Barclays Way (global code of conduct), and global induction processes all support the embedding of risk culture and values by setting a consistently clear, shared message to all colleagues;

¡	Accountability: the ERMF and key risk frameworks set out clear responsibilities, as detailed above;

¡	Effective communications and challenge: clearly defined and independent control functions (second line of defence) and internal audit (third line of defence), enhanced training on risk and citizenship, and channels for escalation and whistle blowing enable the effective control of risks at all levels; and

¡	Incentives: the implementation of the balanced scorecard, and the risk and controls objective within the performance and promotion process have helped to align incentives with a sound risk culture.

Improving our risk culture

In 2013, the Salz Reviewb issued recommendations on how to improve the culture of the Group with the result that Barclays undertook a review and has taken actions to improve its risk culture (the Transform Risk initiative). The Transform programme has provided the opportunity to extend best practices to more functions and business units, and in other cases identify needed updates or improvements. This work is captured in the ERMF that has been deployed across the organisation and provides a common set of principles and standards that will form the fundamental elements of the risk culture.

During 2014 a step-change in defining, implementing and deepening our risk culture has continued. This has included the embedding of:

¡	The ERMF;

¡	The Barclays Way;

¡	Leadership curriculum; and

¡	Global induction.

Note:

a	“Guidance on Supervisory Interaction with Financial Institutions on Risk Culture (A Framework for Assessing Risk Culture)” – http://www.financialstabilityboard.org/ publications/140407.htm
b	An independent review by Anthony Salz, commissioned by the Board

Within the independent risk function, a number of global shared functions exist to serve the wider risk function, such as risk analytics, credit sanctioning, financial crime, and model validation. Progress has also been made in re-engineering a number of processes to improve efficiency and allow risk managers to focus on their core responsibilities.

During 2015 the effect of these measures will be more systematically monitored using a range of metrics to assess the impact of these changes on the Group’s risk culture. These will be reported to the Board regularly. Future areas for development also include further embedding of the ERMF and the Barclays Way, the further deepening of risk appetite implementation for non-financial risks, and continuing to drive a culture of challenge and ‘willingness to escalate’ outside of whistle blowing channels.

Risk Appetite and the ‘Tone from the top’

Communicating and enforcing risk appetite in all businesses creates a common understanding and fosters debate around what types of risks are acceptable, and what levels are appropriate at business and Group level.

To develop a consistently strong risk culture across the Group, clear statements have been communicated as to the Group risk appetite for all risk types and further embedded adherence to Group-wide appetite into all businesses. In particular, risk appetite:

¡	Articulates the types and level of risk we are willing to take and why, to enable specific risk taking activities. It also specifies those risks the Group seeks to avoid and why, to constrain specific risk taking activities;

¡	Will be embedded within key decision-making processes including business planning, mergers and acquisitions, new product approvals and business change initiatives;

¡	Provides a framework for performance management and disciplinary consequences in cases of breach;

¡	Is implemented under the direct leadership of the CEO, who is responsible for leading, managing and organising executive management to achieve execution of the strategy and business plans in line with risk appetite; and

¡	Is owned by the Board.

See risk appetite on page 347 for more information.

Supporting colleagues to manage risk – in the right way

By supporting colleagues to manage risk in the right way, the Group seeks to ensure that all risk managers share the Barclays Values and a common understanding of the role that risk management plays in their promotion like:

¡	Risk management capability and ability to act in a risk aware manner forms part of the assessment process for all new and promotion candidates globally;

¡	Management of risk and control is assessed as part of the annual performance appraisal process for all colleagues globally. Positive risk management behaviours will be rewarded;

¡	The Being Barclays global induction programme supports new colleagues in understanding the importance of risk to how the Group does business and the link to the Barclays values; and

¡	Leadership master classes cover the building, sustaining and supporting a trustworthy organisation and are offered to colleagues globally.

Learning from our mistakes

Learning lessons from mistakes is central to the Group’s culture and values, demonstrating a commitment to excellence, service and stewardship that is fulfilled through the integrity with which the Group operates and taking accountability for failure as well as success. The Group seeks to learn lessons across the Group on a continuous basis to support achievement of strategic objectives; operational excellence and fulfilment of commitments to stakeholders, including colleagues, customers, shareholders and regulators.

344 |

Barclays’ approach to managing risks Risk management strategy, governance and risk culture

In November 2014, Barclays published a Group Lessons Learnt Standard as part of the ERMF, setting out requirements for completing Lessons Learnt Assessments in response to significant events. The Lessons Learnt Standard builds on the process established for operational risk in 2012 and fulfils the Group’s Salz commitments by ensuring a consistent and effective approach applicable to all Principal Risks. The approach to lessons learnt is directly aligned to the three lines of defence model (see below), with businesses and functions accountable for undertaking lessons learnt assessments; principal and key risk officers providing input, oversight and challenge; and independent review by internal audit.

Core components of the Lessons Learnt Standard include:

¡	Defined triggers for when lessons learnt assessments must be completed;

¡	Requirements and guidance for root cause analysis to identify the causes of events within the Group;

¡	Templates to ensure conclusions are reported consistently throughout management committees;

¡	A central system to record completed lessons learnt assessments and to facilitate sharing across the Group; and

¡	The Standard will be further embedded and integrated within the Group’s Risk Management framework and governance processes during 2015.

The Standard will be further embedded and integrated within the Group’s risk management framework and governance processes during 2015.

Risk governance and assigning responsibilities

Responsibility for risk management resides at all levels of the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. These responsibilities are distributed so that risk/return decisions are: taken at the most appropriate level; as close as possible to the business; and, subject to robust and effective review and challenge. The responsibilities for effective review and challenges resides at all levels.

The ERMF sets out the activities, tools, techniques and organisational arrangements to ensure that all material risks are identified and understood, and that appropriate responses are in place to protect the Group and prevent detriment to its customers, colleagues or community, enabling the Group to meets its goals, and enhance its ability to respond to new opportunities.

It covers those risks incurred by the Group that are foreseeable, continuous, and sufficiently material to merit establishing specific Group-wide control frameworks. These are known as Key Risks.

The ERMF is intended to be widely read with the aim of articulating a clear, consistent, comprehensive and effective approach for the management of all risks within the Group and creating the proper context for setting standards and establishing the right practices throughout the Group. It sets out a philosophy and approach that is applicable to all colleagues and to all types of risk. It sets the roles and responsibilities of all employees with respect to risk management with specific requirements for key individuals, including the CRO and CEO, and the overall governance framework that will oversee its effective operation. See risk culture on page 344 for more information.

The ERMF supports risk management and control by ensuring that there is a:

¡	Sustainable and consistent implementation of the three lines of defence across all businesses and functions;

¡	Framework for the management of Principal Risks;

¡	Consistent application of risk appetite across all Principal Risks; and

¡	Clear and simple policy hierarchy.

Three lines of defence

The enterprise risk management process is the ‘defence’ and organising businesses and functions into three ‘lines’ enhances the E-R-M process by formalising independence and challenge, while still promoting collaboration and the flow of information between all areas. The three lines of defence operating model enables the Group to separate risk management activities:

First line: Own and take risk, and implement controls

First line activities are characterised by:

¡	Ownership of and direct responsibility for the Group’s returns or elements of its results;

¡	Ownership of major operations, systems and processes fundamental to the operation of the bank; and

¡	Direct linkage of objective setting, performance assessment and reward to P&L performance.

With respect to risk management the first line responsibilities include:

¡	Taking primary accountability for risk identification, ownership, management and control (including performance of portfolios, trading positions, operational risks etc.) within approved mandate, as documented under the Key Risk Control Frameworks, including embedding a supportive risk culture;

¡	Collaborating with second line on implementing and improving risk management processes and controls;

¡	Monitoring the effectiveness of risk controls and the risk profile compared to the approved risk appetite; and

¡	Maintaining an effective control environment across all risks, processes and operations arising from the business, including implementing standards to meet Group policies.

Second Line: Oversee and challenge the first line, provide second line risk management activity and support controls

Second line activities are characterised by:

¡	Oversight, monitoring and challenge of the first line of defence activities;

¡	Design, ownership or operation of Key Risk Control Frameworks impacting the activities of the first line of defence;

¡	Operation of certain second line risk management activities (e.g. work-outs); and

¡	No direct linkage of objective setting, performance assessment and reward to revenue (measures related to mitigation of losses and balancing risk and reward are permissible).

With respect to risk management the second line of defence responsibilities include:

¡	Defining the ERMF;

¡	Establishing the control environments for the Key Risks, including Key Risk Control Frameworks, policies, and standards;

¡	Defining delegated discretions and set limits within the control frameworks to empower risk taking by the first line;

¡	Assisting in the direction of the portfolio to achieve performance against risk appetite;

¡	May define and operate approval processes for certain decisions within the second line to protect the Group from material risks;

¡	Communicating, educating and advising the first line on their understanding of the risk framework and its requirements;

¡	Collaborating with the first line to support business growth and drive an appropriate balance between risk and reward without diminishing the independence from the first line; and

¡	Reporting on the effectiveness of the risk and control environment to executive management and Board committees.

| 345

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Third line: Provide assurance that the E-R-M process is fit-for-purpose, and that it is being carried out as intended

Third line activities are characterised by:

¡	Providing independent and timely assurance to the Board and Executive Management over the effectiveness of governance, risk management and control

With respect to risk management the third line of defence responsibilities include:

¡	Assessing the effectiveness of risk management and risk mitigation in the context of the current and expected business environment; and

¡	Acting independently and objectively.

Principal Risks

A Principal Risk comprises individual Key Risk Types to allow for more granular analysis of the associated risk. As at 31 December 2014 the six Principal Risks were: i) Credit; ii) Market; iii) Funding; iv) Operational; v) Conduct; and vi) Reputation. For 2015, Reputation Risk will be recognised as a Key Risk within Conduct Risk given the close alignment between them and the fact that as separate Principal Risks they had a common Principal Risk Officer.

Risk management responsibilities are laid out in the ERMF, which covers the categories of risk in which the Group has its most significant actual or potential risk exposures. The ERMF: creates clear ownership and accountability; ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite and risk tolerances; and ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each Key Risk is owned by a senior individual known as the Key Risk Officer who is responsible for developing a risk appetite statement and overseeing and managing the risk in line with the ERMF. This includes the documentation, communication and maintenance of a risk control framework which makes clear, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk. These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Reviews are undertaken on a six-monthly basis and support the regulatory requirement for the Group to make an annual statement about its system of internal controls. At the business level executive management hold specific Business Risk Oversight Meetings to monitor all Principal Risks.

Key Risk Officers report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the:

Board Financial Risk Committee:

¡	Financial Risk Committee has oversight of Credit and Market Risks

¡	Treasury Committee has oversight of Funding Risk

Board Conduct, Operational and Reputational Risk Committee:

¡	Operational Risk and Control Committee has oversight of all Operational Risk types, with the exception of Tax Risk, which is primarily overseen by the Tax Risk Committee

¡	Conduct and Reputational Risk Committee has oversight of the Conduct and Reputation Risks

Each Key Risk Officer also undertakes an annual programme of risk-based conformance reviews. A conformance review is undertaken by individuals who are independent of the management team running the operations and assesses the quality of conformance testing.

Conformance and Assurance

Conformance and assurance is undertaken to assess the control environment:

Conformance: Activities undertaken to check the degree to which defined processes are being followed.

¡	Conformance testing is a planned, systematic and documented programme of checking, that has the objective of providing evidence that controls have been operated in accordance with documented processes. Testing results provide management with a view of the effectiveness of the control environment supporting their operations

¡	A conformance review is a planned, risk based programme of activity to assess the quality of conformance testing, undertaken by individuals who are independent of the management team running the operations. Results of the review enable management to assess how much assurance they can place on the results of conformance testing. Conformance testing and conformance reviews may also identify opportunities for improvement to policies and standards

Assurance: Undertaken to independently assess the ERMF, which includes testing specific elements of the control environment documented in standards and checking that conformance activities are reliable, to provide the Board confidence in the risk and control framework.

In 2014, the Group created the Credit Risk Review Group (CRRG) which provides an independent review and monitoring of the quality and condition of all the wholesale loan and derivative portfolios through a review of the overall credit sanctioning process. CRRG has a mandate from the CRO and has direct access to him and the BFRC.

Internal Audit is responsible for the independent review of risk management and the control environment. Its objective is to provide reliable, valued and timely assurance to the Board and executive management over the effectiveness of controls, mitigating current and evolving high risks and in so doing enhancing the controls culture within the Group. The BAC reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit. An assessment by independent external advisers is also carried out periodically.

Effectiveness of risk management arrangements

The embedding of the ERMF, that governs all risk management arrangements in the Group, is monitored by executive and board committees as described above. The ERMF and its component key risks are subject to conformance and assurance reviews that confirm its effectiveness or identify issues to be mitigated. Management and the Board are satisfied that these arrangements are appropriate given the risk profile of the Group.

| 346

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Management of model risk

Model risk is the risk of suffering adverse consequences from decisions based on incorrect or misused model outputs and reports and as a consequence its management has become an increasingly important area of focus for the Group.

Model risk is inherent in each of the key risks where models are used for measurement or management and is, therefore, managed as part of each individual key risk control framework and supported by the Group Model Risk Policy (GMRP) and relevant standards.

Model risk is managed by a number of activities, including:

¡	Ensuring that models are identified per the GMRP definition, across businesses and recorded in the Group Models Database, the Group-wide model inventory;

¡	Ensuring that every model has a model owner who is overall responsible for the model, and drives the development/maintenance of the model by a qualified model developer;

¡	Ensuring that every model is subject to technical validation by the Independent Validation Unit (IVU) as required by GMRP;

¡	Ensuring that every model is approved by appropriately senior and knowledgeable Risk individuals in the organisation;

¡	Periodic model risk reporting to the senior management and the Board; and

¡	Internal Audit provides independent challenge of model risk management through business line and thematic audits.

The Executive Models Committee (EMC) fulfils the specific requirement of approving the Group’s most material (A*/High) models; the EMC decisions are based on business reviews and the associated IVU validations for these models. EMC is chaired by the CRO and has as members the Group Finance Director and the Head of Financial Risk.

The EMC reports into the EWRMC.

Group-wide risk management tools

To support the Group-wide management of risks that the Group faces, the Board make use of Risk Appetite and Stress Testing in the setting of the Group’s strategy.

Risk Appetite

Risk appetite is defined as the level of risk that the Group is prepared to accept while pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

Risk appetite sets the ‘tone from the top’ and provides a basis for ongoing dialogue between management and Board with respect to the Group’s current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis.

The Risk Appetite Framework is intended to achieve the following objectives:

¡	Articulate the risks the Group is willing to take and why, to enable specific risk taking activities; and articulate those risks to avoid and why, to constrain specific risk taking activities;

¡	Consider all Principal and Key risks both individually and, where appropriate, in aggregate;

¡	Consistently communicate the acceptable level of risk for different risk types; this may be expressed in financial or non-financial terms, but must enable measurement and effective monitoring;

¡	Describe agreed parameters for Group performance under varying levels of financial stress with respect to

–	Profitability, loss and return metrics;

–	The ability to continue to pay a dividend; and

¡	Be embedded in key decision-making processes including mergers and acquisitions, new product approvals and business change initiatives.

Unapproved excesses of risk appetite and/or limits will result in performance management and disciplinary consequences.

The Risk Appetite Framework consists of top-down financial volatility and bottom-up mandate and scale, which are further detailed below.

Financial volatility

Financial volatility is defined as the level of potential deviation from expected financial performance that the Group is prepared to sustain at relevant points on the risk profile. When setting appetite, management and the Board articulate the Group’s strategy and summarise objectives in terms of key financial metrics. Top-down appetite is quantified through an array of financial performance and capital metrics which are reviewed by the Board on an annual basis, summarized in the table below.

Measure relevant to strategy and risk	Link between strategy and risk profile

Profit before tax,	Fundamental economic and business indicators, which best describes shareholder focus in terms
Return on equity,	of profitability and ability to use capital resources efficiently.
Return on RWAs

Loan loss rate (LLR)	Describes the credit risk profile and whether impairment is within appetite.

Common Tier 1 and leverage ratios	Monitors capital adequacy in relation to capital plan.

Dividends	Measures the risks of being able to continue paying appropriate dividends.

| 347

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The strategic metrics in the table above are set at three levels:

¡	Through-the-cycle: the average losses based on measurements over many years;

¡	1 in 7 (moderate) loss: the worst level of losses out of a random sample of 7 years; and

¡	1 in 25 (severe) loss: the worst level of losses out of a random sample of 25 years.

These scenarios are defined through a level of probability of occurrence rather than through a specific set of economic variables like in stress tests. The potentially larger but increasingly less likely levels of loss are illustrated in the risk appetite concepts chart opposite.

Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise. Specifically, this framework enables it to:

¡	Improve management confidence and debate regarding the Group’s risk profile;

¡	Re-balance the risk profile of the Medium Term Plan (MTP) where breaches are indicated, thereby achieving a superior risk-return profile;

¡	Identify unused risk capacity, and thus highlight the need to identify further profitable opportunities; and

¡	Improve executive management control and co-ordination of risk-taking across businesses.

In summary, the levels of loss represent the risk tolerance of the Group in terms of its key objectives. These objectives act as constraints on risk performance and imply maximum levels of acceptable losses.

Mandate and scale

The second element to the setting of risk appetite is an extensive system of mandate and scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities). This is achieved by using limits and triggers to avoid concentrations which would be out of line with expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group.

Risk appetite concepts (diagram not to scale)

For example, for commercial property finance and construction portfolios, a comprehensive series of limits are in place to control exposure within each business and geographic sector. To ensure that limits are aligned to the underlying risk characteristics, the mandate and scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development.

The mandate and scale framework is used to:

¡	Limit concentration risk;

¡	Keep business activities within Group and individual business mandate;

¡	Ensure activities remain of an appropriate scale relative to the underlying risk and reward; and

¡	Ensure risk-taking is supported by appropriate expertise and capabilities.

As well as Group-level mandate and scale limits, further limits are set by risk managers within each business, covering particular portfolios.

Stress testing

Group-wide stress tests are an integral part of the MTP process and annual review of risk appetite. They aim to ensure that the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress. The Group-wide stress testing process is supported by an overarching policy which outlines the overall framework with clearly defined roles and responsibilities across businesses and Central functions. The following diagram outlines the key steps in the Group-wide stress testing process, which are described below.

348 |

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The Group-wide stress testing process begins with a detailed scenario setting process, with the FRC and BFRC agreeing the range of scenarios to be tested. The scenarios are designed to be severe but plausible, and relevant to the business. A wide range of macroeconomic parameters are defined (such as GDP, unemployment, house prices, FX and interest rates) which allows the impact of the scenarios across the wide range of products and portfolios to be assessed across the Group.

Businesses prepare detailed MTP business plans which form the baseline for the stress test assessment. The stress test process is detailed and comprehensive, using bottom-up analysis across all of our businesses including both on- and off-balance sheet positions, and combines running statistical models with expert judgement. An overview of the stress testing approach by Principal Risk is provided in the table below. As part of their stress test assessment, businesses are also required to identify potential management actions that could be taken to mitigate the impact of stress and document these within their results.

There is robust governance in place with detailed review of stress testing methodology and results both within businesses (including sign-off by business CROs and CFOs) and by Central functions.

The businesses stress test results are consolidated to form a Group view which is used for tax analysis and by Treasury to assess the stress impact on the Group capital plans. For the latter, capital management actions such as reducing dividends or redeeming certain capital instruments may be considered. The Group also maintains recovery plans which take into consideration actions to facilitate recovery from severe stress or an orderly resolution. These actions are additional to those included in the Group-wide stress testing results.

The overall stress testing results of the Group are presented for review and approval by the FRC and BFRC, and are also shared with the Treasury Committee and the Board.

Summary of methodologies for Group-wide stress testing by risk type:

Principal Risk	Stress testing approach

Credit risk	¡	Credit risk impairments: For retail portfolios businesses use regression models to establish a relationship between arrears movements and key macroeconomic parameters such as interest rates and unemployment, incorporating roll-rate analysis to estimate stressed levels of arrears by portfolio. In addition, combination of house price reductions and increased customer drawdowns for revolving facilities leads to higher LGD which also contributes to increased impairment levels. For wholesale portfolios the stress shocks on credit risk drivers (PDs, LGDs and EADs) are primarily calibrated using historical and expected relationships with key macro-economic parameters such as GDP, inflation and interest rates.
	¡	The scenarios include market risk shocks that are applied to determine the market value under stress of contracts that give rise to CCR. Counterparty losses, including from changes to the Credit Valuation Adjustment and from defaults, are modelled based on the impact of these shocks as well as using stressed credit risk drivers (PDs and LGDs). The same approach is used to stress the market value of assets held as available for sale or at fair value in the banking book.
	¡	Credit risk weighted assets: The impact of the scenarios is calculated via a combination of business volumes and similar factors to impairment drivers above, as well as the regulatory calculation and the level of pro-cyclicality of underlying regulatory credit risk models.

Market risk	¡	Trading book losses: All market risk factors on the balance sheet are stressed using specific market risk shocks (and are used for the CCR analysis, above). The severity of the shocks applied are dependent on the liquidity of the market under stress, e.g. illiquid or sticky positions are assumed to have a longer holding period than positions in liquid markets.
	¡	Pension fund: The funding position of pension funds are stressed, taking into account key economic drivers impacting future obligations (e.g. long-term inflation and interest rates) and the impact of the scenarios on the value of fund assets.

Funding risk	¡	The risk of a mismatch between assets and liabilities, leading to funding difficulties, is assessed. Businesses apply scenario variables to forecasts of customer loans and advances and deposits levels, taking into account management actions to mitigate the impact of the stress which may impact business volumes. The Group funding requirement under stress is then estimated and takes into account lower availability of funds in the market.
	¡	The analysis of funding risk also contributes to the estimate of stressed income and costs:
		–	Stress impact on non-interest income is primarily driven by lower projected business volumes and hence lower income from fees and commissions.
		–	Impact on net interest income is driven by stressed margins, which depend on the level of interest rates under stress as well as funding costs, and on stressed balance sheet volumes. This can be partly mitigated by management actions that may include repricing of variable rate products, taking into account interbank lending rates under stress.
		–	The impact on costs is mainly driven by business volumes and management actions to partly offset profit reductions (due to impairment increases and decreases in income) such as headcount reductions and lower performance costs.

Operational risk, conduct risk and reputation risk	¡	These Principal Risks are generally not impacted as they are not directly linked to the economic scenario. Note that operational risk, however, is included as part of the reverse stress testing framework that incorporates assessment of idiosyncratic operational risk events.
		–	Management of operational risk is described on page 379
		–	Management of conduct risk is described on page 390
		–	Management of reputation risk is described on page 388

The role of stress testing as input to businesses’ plans and setting of strategy is described in more detail in the section below. The results also feed into our internal capital adequacy assessment process (ICAAP) submission to the PRA.

| 349

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The H2 2014 Group-wide stress testing exercise was run as part of the 2014 MTP process, The Group assessed the impact of a modelled severe global stress scenario with both a ‘low’ and ‘high’ interest rates variant. The results show that overall the Group’s profit before tax remains positive under both interest rate variants, with the Group remaining well capitalised above the required regulatory minimum level.

Regulatory stress testing

In addition to running internal Group-wide stress tests (e.g. as part of the MTP process described above), the Group also runs regulatory stress tests.

In 2014, Barclays participated in the European Banking Authority (EBA) stress test across 123 EU banks. The stress test was designed to assess the resilience of EU banks based on a common set of risks (e.g. credit and market risk, sovereign risk) under an EBA-defined adverse macroeconomic scenario. Detailed results of the EBA stress test were published in October and support the EBA’s aim for increased transparency into EU banks’ balance sheets.

Additionally in 2014, the PRA for the first time ran annual concurrent stress testing on the major UK banks, as part of the Bank of England’s new stress testing framework. This was based on the PRA ‘UK Variant’ scenario, which included a more severe stress on the UK relative to the EBA test (e.g. c. 34% cumulative fall in UK house prices in the PRA test). The Bank of England (BoE) stress test results were published in December 2014.

Overall, the results of both the EBA and BoE stress tests support the Group’s internal view that it is well placed to withstand severe economic stress.

Reverse stress testing

The Group-wide stress testing framework also includes reverse stress testing techniques which aim to identify the circumstances under which the Group’s business model would no longer be viable, leading to a significant change in business strategy. Examples include extreme macroeconomic downturn scenarios, such as a break-up of the Eurozone, or specific idiosyncratic events, covering both operational risk and capital/liquidity events.

Reverse stress testing is used to help support ongoing risk management and is fully integrated into our risk appetite framework. Reverse stress testing methodology includes identifying tail risks associated with specific low likelihood circumstances, and identifying appropriate mitigating actions. For example, the approach for managing Eurozone peripheral risks was informed by the results of the reverse stress testing assessment run in 2010.

Business and risk type specific stress tests

Stress testing techniques at portfolio and product level are also used to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of loss rates to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In the Investment Bank, global scenario testing is used to gauge potential losses that could arise in conditions of extreme market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Risk management in the setting of strategy

The planning cycle is centred on the MTP process, performed annually. This embeds the Group’s objectives into detailed business plans which take into account the likely business and macroeconomic environment. The strategy is informed by a detailed risk assessment of the plans, which includes reviewing the firms’ risk profile and setting of risk appetite. The BFRC has overall responsibility for reviewing the Group’s risk profile and making appropriate recommendations to the Board. The Board is ultimately responsible for approving the MTP and the Group’s risk appetite.

The planning cycle is summarised in the diagram below, and shows that the detailed risk assessment of the plans is an integral part of the MTP process. In particular, the risk appetite process ensures that senior management and the Board understand the MTP’s sensitivities to key risk types, and includes a set of limits to ensure the Group stays within appetite. Additionally, stress testing informs management of the impact to the business of adverse macroeconomic scenarios and potential management actions that could be taken to mitigate the impact of stress. The role of risk management in the setting of strategy is further described below.

Plan

Businesses prepare detailed business plans as part of the MTP process. A key component of this process is the businesses’ internal risk assessment, which combines running statistical models e.g. to calculate forecast impairments over the period of the plan, and risk subject matter expert judgement. The risk teams work closely with other functions within their businesses to inform the business plans.

Businesses are required to assess each of their portfolios and all Principal Risks (as relevant to their business) when preparing their business plans, and prepare detailed documentation, providing key risk metrics such as projected LLRs by portfolio. As part of their internal risk assessment, businesses provide performance of their business plans under ‘Through-the-Cycle’ (TTC), ‘1 in 7’ and ‘1 in 25’ scenarios, which defines the proposed risk appetite reflected in their plans and feeds into the setting of risk appetite for the Group.

Additionally, businesses assess the performance of their business plans under stress, based on ‘severe, but plausible’ macroeconomic scenarios provided by risk which are set in collaboration with business economists and agreed with the BFRC at the start of the process. As part of their stress test assessment, businesses are required to identify and document management actions that would be taken to mitigate the impact of stress, such as cost reductions and increased collections activity to reduce impairments.

Within the businesses, there is detailed risk review of the business plans, involving senior risk managers, with business CROs required to sign off on the risk profile of the plans, including the risk appetite and stress testing assessments described above. The results of businesses’ internal risk assessment and corresponding detailed documentation forms the basis for discussion for the risk review process and setting of risk appetite for the Group, outlined below.

The planning cycle

350 |

Barclays’ approach to managing risks Risk management strategy, governance and risk culture

Evaluate

Following submissions by businesses of their MTP business plans, there is a detailed review process led by the central risk team. This includes a robust review and challenge of businesses plans to ensure that the financial projections are internally consistent, value creating, achievable given risk management capabilities (e.g. supported by appropriate risk infrastructure) and that they present a suitable balance between risk and reward. The risk review process is informed by the detailed documentation provided by businesses, which forms the basis for discussion. The format and content of the documentation is pre-agreed to ensure sufficient information is provided to allow a detailed and comprehensive risk review.

The risk review process includes review of the proposed risk appetite by the business to support the MTP. If the businesses plans entail too high a level of risk, management will challenge businesses’ plans. This assessment is based on a comparison of businesses own risk appetite assessment reflected in their business plans (‘bottom-up’ risk appetite) with the central risk team’s view (‘top-down’ risk appetite) based on the expected risk appetite for the Group. Businesses may be asked to update their business plans to ensure the bottom-up risk appetite is within top-down appetite.

The risk review process also includes assessment of businesses’ plans under stress. This includes detailed review of both the stressed estimates (e.g. impairments) and the methodology used to translate the economic scenario to stressed estimates. There is also a detailed review of the management actions that are included in businesses stress test results to ensure that these are appropriate and realistic in a stressed environment.

Risk review meetings are held with the CRO and each business, where the senior management of the business present their business plans and the findings from the risk reviews are discussed, including the risk appetite proposals and stress testing results. Businesses may be required to change their business plans as a result of these meetings.

Respond

Following detailed risk review of businesses plans, the central risk team will recommend to the BFRC for approval by the Board an appropriate risk appetite for the Group, taking into account businesses ‘bottom-up’ risk appetite assessment and stress testing results. The setting of risk appetite is divided into two key elements: ‘financial volatility’ and ‘mandate and scale’, defined above on page 347 & 348. Based on the agreed risk appetite, limits are reviewed for appropriateness by the central risk team, as outlined below, and recommended to the BFRC.

Financial Volatility Allocation

The Group level loss appetite limit across principal financial risks is set by the Board as part of the annual setting of Risk Appetite. To further embed the risk appetite framework, loss appetite limits for a severe downturn scenario (1 in 25) are allocated to business level. The allocation is consistent with the annual financial volatility review and based on an agreed and repeatable monitoring measure.

Mandate and scale

Mandate and scale limits are set at Group or business level.

¡	Group limits are approved by the appropriate risk committee (e.g. Wholesale Credit Risk Management Committee) and are subject to additional escalation and governance requirements; and

¡	Business limits are approved by the relevant business risk team and reportable to the relevant risk committee.

Limits reflect the nature of the risk being managed and controlled and are measured by total financing limits, LGD, stress loss or other metrics as appropriate. There is explicit identification of the exposures that are captured by limits and any material exclusion must be agreed. Limits are reviewed at least annually. The factors taken into consideration when setting the limit will include:

¡	Group Risk Appetite;

¡	Current exposure / MTP forecasts;

¡	Risk return considerations; and,

¡	Senior risk management judgement.

Mandate and scale limits are split between three types:

¡	Caps: Hard limit, set to limit concentration to a live portfolio or risk;

¡	Run off ceilings: Set to monitor legacy positions being managed down over time; and,

¡	Triggers for discussion: Threshold set as trigger for follow up/ investigation.

Monitor

Financial volatility

The loss appetite allocation to businesses is tracked using an agreed and repeatable monitoring measure. The percentage utilisation of appetite is a risk metric that is part of the business Balanced Scorecard. Appetite utilisation monitoring is reported to the BFRC on a quarterly basis. Breaches must be approved and remedial actions mandated.

Mandate and scale

The limit excess process includes the following key points:

¡	Businesses must have adequate processes in place to monitor limit caps to avoid excesses;

¡	All excesses must be reported to the central risk team within 24 hours;

¡	Credit applications that would cause or increase an excess can only be approved once the limit cap is increased; and

¡	A remediation plan must be put in place.

A limit breach will have occurred if a limit goes into excess without being authorised by the relevant authority; or where the limit excess process is not adhered to unless the policy or terms of the limit allows for temporary excess.

Stress testing

Stress testing is also used as part of the risk monitoring framework. For example, the stress testing results inform the retail early warning indicator framework which is designed to trigger actions that would be taken to mitigate the impact of stress.

| 351

Barclays’ approach to managing risks Management of credit risk

This section discusses the organisation specific to the management of credit risks, and provides details of the calculation of risk weighted assets under the Internal Ratings Based approach of the Basel framework.

¡	Pages 353 to 362 cover the aspects of the Group’s risk management framework specific to credit risk, including committees and the Group reporting structure

352 |

Barclays’ approach to managing risks Management of credit risk

Credit risk management

The risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

Overview

The granting of credit is one of the Group’s major sources of income and, as a significant risk, the Group dedicates considerable resources to its control. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients. This is demonstrated by the impairment charge analysis chart. Other sources of credit risk arise from trading activities, including: debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

Credit risk management objectives are to:

¡	Maintain a framework of controls to ensure credit risk-taking is based on sound credit risk management principles;

¡	Identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

¡	Control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

¡	Monitor credit risk and adherence to agreed controls; and

¡	Ensure that risk-reward objectives are met.

Total credit impairment charge and other provisions – Dec 14 (£2,168m)

2014
1 2 3	Wholesale Loans & advances AFS and Reserve Repos Retail Loans & Advances	£312m £36m release £1,892m*

*Includes charges against contingent liabilities and guarantees

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis while retail balances are larger in number but smaller in value and are, therefore, managed on a homogenous portfolio basis.

Responsibilities of credit risk management has been structured so that decisions are taken as close as possible to the business, while ensuring robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant business Chief Risk Officer who, in turn, reports to the CRO.

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting the policies for approval of transactions (principally retail); monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; for wholesale portfolios performing effective turnaround and workout scenarios via dedicated restructuring and recoveries teams; for retail portfolios maintaining robust collections and recovery processes/units; and review and validation of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures are approved at the Credit Committee which is managed by the central risk function. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting credit risk policies.

| 353

Barclays’ approach to managing risks Management of credit risk

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

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although it can also be exposed to other forms of credit risk through, for example, loans and advances to banks, loan commitments and debt securities. Risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data.

One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties or customers are engaged in similar activities or geographies, and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. As a result, the Group constantly reviews its concentration in a number of areas including, for example, geography, maturity and industry.

Mandate and scale limits are used to maintain concentrations at appropriate levels, which are aligned with the businesses’ stated Risk Appetite. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria. Diversification, to reduce concentration risk, is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the BFRC.

Monitoring performance and asset quality

Trends in the quality of the Group’s loan portfolio are monitored in a number of ways including by way of:

Loan loss rate

The loan loss rate (LLR) provides a way of consistently monitoring trends in loan portfolio quality at the Group, business and product levels. The LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances. Details of the LLR for the current period may be found in the Risk Review section on page 117.

Loan loss rate (bps) – Longer term trends

a Restated capital to reflect the impact of IFRS10, which results in some former Exit Quadrant exposures being recorded at fair value from 2012 onwards

From a full year peak of 156bps at 31 December 2009, the LLR has been on an improving trend. By the end of 2011, the LLR of 77bps had returned to pre-crisis levels and was lower than the long-term average. The LLR has continued to fall during 2012 to 2014 and now stands at 46bps.

Coverage ratios

The impairment allowance is the aggregate of the identified and unidentified impairment balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

¡	Credit risk loans (CRLs) coverage ratio, calculated as impairment allowances as a percentage of CRL balances; and

¡	Potential credit risk loans coverage ratio (impairment allowances as a percentage of total CRL and Potential Problem Loan balances).

See identifying potential credit risk loans on page 357 for more information for the criteria for these categories.

354 |

Barclays’ approach to managing risks Management of credit risk

CRL coverage

Note: Some non-core exposures are not reported as CRLs following the introduction of IFRS10, which accounts for these balances at fair value

Appropriate coverage ratios will vary according to the type of product but can be broadly shown to have typical severity rates based upon historic analysis:

¡	Secured retail home loans: 5%-25%

¡	Credit cards, unsecured and other personal lending products: 65%-80%

¡	Corporate facilities: 30%-50%.

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

Details of the coverage ratios for the current period are shown in the above chart and may be found in the Risk Review section on page 141.

| 355

Barclays’ approach to managing risks Management of credit risk

Monitoring weaknesses in portfolios

While the basic principles for monitoring weaknesses in wholesale and retail exposures are broadly similar, they reflect the differing nature of the assets. As a matter of policy, all facilities granted to corporate or wholesale counterparties are subject to a review on, at least, an annual basis, even when they are performing satisfactorily.

Wholesale portfoliosa

Within the wholesale portfolios, the Basel definitions of default are used as default indicators which have been aligned to the IAS 39 objective evidence of impairment. A default is triggered if individual identified impairment is recognised. Group definitions of default used are:

¡	Bank puts the credit obligation on a non-accrued status;

¡	Bank makes a charge-off or account specific identified impairment resulting from a significant perceived decline in credit quality;

¡	Bank sells the credit obligation at a material credit-related economic loss;

¡	Bank consents to a distressed restructuring of the credit obligation where this is likely to result in a diminished financial obligation caused by the material forgiveness or postponement of principal, interest or fees;

¡	Bank triggers a petition for obligor’s bankruptcy or similar order;

¡	Bank becomes aware of the obligor having sought or having been placed in bankruptcy or similar protection where this would avoid or delay repayment of the credit obligation to the banking group;

¡	Bank becomes aware of an acceleration of an obligation by a firm;

¡	Where the obligor is a bank – revocation of authorisation;

¡	Where the obligor is a sovereign – trigger of default definition of an approved External Credit Assessment Institution (ECAI) such as a rating agency; and

¡	Obligor past due more than 90 days on any material credit obligation to the Group.

Note:

a	Includes certain Business Banking facilities which are recorded as Retail for management purposes

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

These lists are updated monthly and circulated to the relevant risk control points. Once an account has been placed on WL or EWL, the exposure is monitored and, where appropriate, exposure reductions are effected. Should an account become impaired, it will normally, but not necessarily, have passed through each of the three categories, which reflect the need for increasing caution and control. While all counterparties, regardless of financial health, are subject to a full review of all facilities on at least an annual basis, more frequent interim reviews may be undertaken should circumstances dictate. Specialist recovery functions deal with counterparties in higher levels of EWL or WL, default, collection or insolvency. Their mandate is to maximise shareholder value, ideally via working intensively with the counterparty to help them to either return to financial health or, in the cases of insolvency, obtain the orderly and timely recovery of impaired debts. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate category.

Retail portfolios

Within the retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential credit weaknesses to be monitored on a portfolio basis. The approach is consistent with the Group’s policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified. Retail accounts can be classified according to specified categories of arrears status (or cycle), which reflects the level of contractual payments which are overdue. An outstanding balance is deemed to be delinquent when it is one day or one penny down and goes into default when it moves into recovery, normally 180 days. Impairment is considered at all stages of the customer’s outstanding obligations.

356 |

Barclays’ approach to managing risks Management of credit risk

The probability of default increases with the number of contractual payments missed, thus raising the associated impairment requirement.

Once a loan has passed through a prescribed number of cycles (normally six), it will charge-off and enter recovery status. Charge-off refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. In most cases, charge-off will result in the account moving to a legal recovery function or debt sale. This will typically occur after an account has been treated by a collections function. However, in certain cases, an account may be charged off directly from a performing status, such as in the case of insolvency or death.

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

Identifying potential credit risk loans

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: PPLs and CRLs.

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a wholesale loan on an EWL or WL deteriorates to the highest category, or a retail loan deteriorates to delinquency cycle 2, consideration is given to including it within the PPL category.

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

Accruing past due 90 days or more: comprises loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value; and

Impaired and restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised. See Forbearance and other concession programmes below for more detail.

Allowances for impairment and other credit provisions

The Group establishes, through charges against profit, impairment allowances and other credit provisions for the incurred loss inherent in the lending book. Under IFRS, impairment allowances are recognised where there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition, and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets. Impairment of loans and receivables is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the carrying amount is less than the discounted cash flows, then no further allowance is necessary.

As one of the controls to ensure that adequate impairment allowances are held, movements in impairment to individual names with a total impairment allowance of £25m or more are presented to the Group’s most senior Credit Committee for agreement, and of £10m-£25m to the Credit Committee Chair for his agreement.

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

Collectively assessed impairment

For collective assessment, the principal trigger point for impairment is the missing of a contractual payment, which is the policy consistently adopted across all credit cards, unsecured loans, mortgages and most other retail lending. The calculation methodology relies on the historical experience of pools of similar assets; hence the impairment allowance is collective. The impairment calculation is typically based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default is derived from statistical probabilities based on historical experience. Recovery amounts are calculated using a weighted average for the relevant portfolio. This method applies mainly to the retail portfolios and is consistent with Group policy of raising an allowance as soon as impairment is identified. Unidentified impairment is also included in collective impairment.

| 357

Barclays’ approach to managing risks Management of credit risk

Impairment for losses incurred but not specifically indentified

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

Wholesale portfolios

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, i.e. on an individual assessment basis. A relatively small amount of wholesale impairment relates to unidentified or collective impairment; in such cases, impairment is calculated using modelled Probability of Default (PD) x Loss Given Default (LGD) x Exposure at Default (EAD) adjusted for an emergence period.

Retail portfolios

For retail portfolios, the impairment allowance is mainly assessed on a collective basis and is based on the drawn balances adjusted to take into account the likelihood of the customer defaulting at a particular point in time (PDpit) and the amount estimated as not recoverable (LGD). The basic calculation is:

Impairment allowance = Total outstandings x PDpit x LGD

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

When calculating impairment, estimated future cash flows are discounted at the financial asset’s original effective interest rate. At present, in wholesale portfolios, the impact of discounting is relatively small in itself but would rise with reference rates. In addition, to the extent that a rise in interest rates impacted upon economic growth and/or serviceability of wholesale clients and customers, this would be expected to feed through in future impairment numbers.

In 2014, key judgements were made on a number of identified cases within Investment Bank, Corporate Banking and Wealth and Investment Management.

Retail portfolios

For retail portfolios, impairment is calculated, predominantly using models. The models are developed using historical data and include explicit and implicit assumptions such as debt sale estimates, house price valuations and the distribution of accounts. Model monitoring and validation are undertaken regularly, at least annually, to ensure that models are fit for purpose. Further to this, the Group accounts for the impact of changes in the economic environment and lags resulting from the design of the models to ensure overall impairment adequacy. See Management adjustments to Models for Impairment on page 142 for more information on key management judgements in 2014. See Stress testing (page 348) for further information.

Emergence and Outcome Periods

To develop models to calculate the allowance for impairment it is first necessary to estimate the time horizons of these models. These time horizons are called the emergence and outcome periods. Emergence period is the time period between the loss event and the date that impairment is identified, i.e. move from the performing to the impaired segment. Outcome period is the time it takes for a retail account to move from the impaired segment to the default segment.

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

Wholesale portfolios

For wholesale portfolios in Corporate Banking and the Investment Bank, the emergence period is portfolio specific and is based on the anticipated length of time from the occurrence of a loss event to identified impairment being incurred. The emergence period in Corporate Banking is derived from actual case file review. This has also been benchmarked against the time taken to move between risk grades in internal watch lists, from EWL1 or 2 into EWL3 which is the level of risk that will attract a collective impairment allowance. Both methodologies produce similar results for the emergence period, which is currently six months; this was increased from three months during the year based on case file reviews, data and influenced by benign economy and low interest rate conditions. The average life of the Investment Bank portfolio is estimated to be 18 months, during which time the Investment Bank is exposed to losses on the portfolio. However, it is expected that incurred losses would become apparent within six months, therefore the Investment Bank use a six-month emergence period.

Retail portfolios

For retail portfolios, minimum emergence periods and outcome periods are defined at a product level. Emergence and outcome periods at 31 December 2014 for the main retail products are as shown in the table below:

Emergence and outcome periods

Product type	Emergence period (months)	Outcome period (months)

Mortgages	6	12
Credit cards	3	6
Personal loans, overdrafts and other secured loans	3	6
Business banking arrears managed commercial mortgages	6	12
Business banking arrears managed non-commercial mortgages	3	6
Business banking EWL managed	6	12
Mortgages under forbearance	n/a	24
All unsecured products under forbearance	n/a	12
Business banking EWL managed under forbearance	n/a	24

Outcome periods are tested periodically (at least annually) against the actual time elapsing from the initial indication of potential default to the default event. When necessary, the outcome period is adjusted to reflect our most up-to-date experience of customer behaviour.

358 |

Barclays’ approach to managing risks Management of credit risk

Returning assets to a performing status

Wholesale portfolios

In wholesale portfolios, an account may only be returned to a performing status when it ceases to have any actual or perceived financial stress and no longer meets any of the EWL/WL criteria, or once facilities have been fully repaid or cancelled. Unless a facility is fully repaid or cancelled, the decision in Corporate Banking to return an account to performing status may only be taken by the credit risk team, while within the Investment Bank, the decision can only be taken by the Investment Bank WatchList Committee.

Retail portfolios

A retail asset, pre-point of charge-off may only be returned to a performing status in the following circumstances:

¡	All arrears (both capital and interest) have been cleared and payments have returned to original contractual payments;

¡	For revolving products, a re-age event (see page 136) has occurred, when the customer is returned to an up-to-date status without having cleared the requisite level of arrears;

¡	For amortising products excluding residential mortgages, a small arrears capitalisation event has occurred, where the customer is returned to an up-to-date status without having cleared the requisite level of arrears; and

¡	For amortising products, which are performing on a programme of forbearance and meet the following criteria may be returned to the performing book classified as high risk[a]:

–	No interest rate concessions must have been granted;

–	Restructure must remain within original product parameters (original term + extension); and

–	Twelve consecutive payments at the revised contractual payment amount must have been received post the restructure event.

For residential mortgages, accounts may also be considered for rehabilitation post charge-off, where customer circumstances have changed. The customer must clear all unpaid capital and interest, and confirm their ability to meet full payments going forward.

Recovery units

Recovery units are responsible for exposures where deterioration of the counterparty/customer credit profile is severe to the extent that timely or full recovery of exposure is considered unlikely and default has occurred or is likely in the short term. Recovery teams set and implement strategies to recover the Group’s exposure through realisation of assets and collateral in co-operation with counterparties/ customers and where this is not possible through insolvency and legal procedures.

In Wholesale for a case to be transferred to a recovery unit it must be in default and have ceased to actively trade or be in insolvency. In Retail, the timings of the charge-off points to recovery units are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six missed contractual payments (180 days past due date of contractual obligation) unless a Forbearance programme is agreed. Early charge-off points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification. See recovery information included in Analysis of Specific Portfolio and Asset Types section on page 126.

Foreclosures in process and properties in possession

Foreclosure is the process where the bank initiates legal action against a customer with the intention of terminating the loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed. This process can be initiated by the bank independent of the impairment treatment and it is therefore possible that the foreclosure process may be initiated while the account is still in collections (delinquent) or in recoveries (post charge-off) where the customer has not agreed a satisfactory repayment schedule with the bank.

Properties in possession include properties held as ‘loans and advances to customers’ and properties held as ‘other real estate owned’.

Held as ‘loans and advances to customers’ (UK and Italy) refers to the properties where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset, or the court has ordered the auction of the property.

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

For retail portfolios the timings of the write-off points are established based on the type of loan. For unsecured, assets in the recoveries book will be written-off if the required qualifying repayments are not made within a rolling twelve-month period. For secured loans, the shortfall after the receipt of the proceeds from the disposal of the collateral is written off within three months of that date if no repayment schedule has been agreed with the borrower. Such assets are only written off once all the necessary procedures have been completed and the amount of the loss has been determined.

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2014, total write-offs of impaired financial assets decreased 9% to £3,037m (2013: £3,343m).

Total write offs of impaired financial assets (£m)

Note:

a	The identification and subsequent treatment of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. High Risk includes customers who have suffered recent financial dislocation, i.e. prior forbearance or re-age

| 359

Barclays’ approach to managing risks Management of credit risk

Forbearance and other concession programmes

Forbearance programmes

Forbearance takes place when a concession is made on the contractual terms of a facility in response to an obligor’s financial difficulties. The Group offers forbearance programmes to assist customers and clients in financial difficulty through agreements that may include accepting less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, the bank or a third party.

Forbearance programmes for wholesale portfolios

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms.

Forbearance occurs when, for reasons relating to the actual or perceived financial difficulty of an obligor, a concession is granted below the Group’s current standard rates (i.e. lending criteria below the Group’s current lending terms), that would not otherwise be considered. This includes all troubled debt restructures granted below our standard rates.

Forbearance would typically be evident where the concession(s) agreed impact the ability to repay debt or avoid recognising a default with a lack of appropriate commercial balance and risk mitigation/structural enhancement of benefit to the Group in return for concession(s).

The following list is not exhaustive but provides some examples of instances that would typically be considered to be evidence of forbearance:

¡	A reduction of current contractual interest rate for the sole purpose of maintaining performing debt status with no other improvement to terms of benefit to the Group;

¡	Non-enforcement of a material covenant breach impacting the counterparty’s ability to repay;

¡	Converting a fully or partially amortising facility to bullet repayment at maturity with no other improvement to terms of benefit to the Group for the sole purpose of avoiding a payment default due to customer’s inability to meet amortisation;

¡	Extension in maturity date for a project finance facility that gives an effective contractual term longer than the underlying project contract being financed; and,

¡	Any release of a material security interest without receiving appropriate value by way of repayment/ alternate security offered or other improvement in terms available to the Group commensurate with the value of the security released.

Where a concession is granted that is not a result of financial difficulty and/or is within our current market terms, the concession would not amount to forbearance. For example, a commercially balanced restructure within the Group’s current terms which involves the granting concessions and receiving risk mitigation/structural enhancement of benefit to the Group would not be indicative of forbearance.

The following list (not exhaustive) gives some examples of instances that would not typically be considered to be forbearance:

¡	Temporary/permanent waivers/resets of covenants agreed in line with our current terms;

¡	Amending contractual maturity to meet current lending terms that results in a previously amortising facility having a bullet repayment as a consequence of shorter maturity date;

¡	Equity/warrants taken to increase return to the Group without compromising contractual interest;

¡	Extension of maturity date where the extension is within the normally granted terms for the type of facility in question; and

¡	Release of a material security interest where commensurate value is received by way of repayment/ other security offered.

Cases where a technical default may have occurred, the Group has decided to reserve its position but does not consider the default to be sufficient to impact the counterparty’s ability to pay, would not typically be considered forbearance (as the counterparty would continue to meet its payment obligations under existing terms).

The Problem Credits Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the counterparty is placed on EWL or WL. The counterparty then remains on EWL or WL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied. Counterparties may be removed from EWL or WL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring. Counterparties placed on EWL or WL status are subject to increased levels of credit risk oversight.

Counterparties who have been granted forbearance are classified as a Basel ‘unlikeliness’ to pay default for capital purposes with PD of 1 throughout the period that they remain classified as being in forbearance. This is on the basis that without intervention by the Group the counterparties are unlikely to meet their obligations in full which would lead to default.

Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where counterparties are in arrears and require renegotiation of terms. Forbearance is considered to be an indicator that impairment may be present and an impairment test is performed for all cases placed in forbearance.

Given that these loans have already been assessed for impairment at the point of being classified as being in forbearance, the Group does not have additional procedures to evaluate the likelihood that these loans would default within the loss emergence and confirmation periods.

A control framework exists along with regular sampling to ensure policies for watchlist and impairment are enforced as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment.

Aggregate data for wholesale forbearance cases is reviewed by the Wholesale Credit Risk Management Committee.

Forbearance programmes for retail portfolios

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on individual customer circumstances. Short-term solutions focus on temporary reductions to contractual payments and may change from capital and interest payments to interest only. For loan customers with longer-term financial difficulties, term extensions may be offered, which may include interest rate concessions, for credit card customers with longer-term financial difficulties, term extensions may be offered, which may include interest rate concessions and a switch to fully amortising balances.

When an account is placed into a programme of forbearance, the asset will be classified as such for the remainder of its term, unless after 12 months it qualifies for reclassification, upon which it will be returned to the up-to-date book and classified as high risk for a further 12 month period. When the Group agrees to a forbearance programme with a customer, the impairment allowance recognises the impact on cash flows of the agreement to receive less than the original contractual payments. The Retail Impairment Policy prescribes the methodology for impairment of forbearance assets, which is measured by comparing the debt outstanding to the revised expected repayment. This results in higher impairment, in general, than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

During 2014, Barclays continued to assist customers in financial difficulty through the use of forbearance programmes. However, the extent of forbearance offered by the Group to customers and clients remains small in comparison to the overall size of the loan book.

The level of forbearance extended to customers in other retail portfolios is not material and, typically, does not currently play a

360 |

Barclays’ approach to managing risks Management of credit risk significant part in the way customer relationships are managed. However, additional portfolios will be added to this disclosure should the forbearance in respect of such portfolios become material.

A retail loan is not considered to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all underwriting criteria. In this case it would be treated as a new loan. In the normal course of business, customers who are not in financial difficulties frequently apply for new loan terms, for example to take advantage of a lower interest rate or to secure a further advance on a mortgage product. Where these applications meet our underwriting criteria and the loan is made at market interest rates, the loan is not classified as being in forbearance. Only in circumstances where a customer has requested a term extension, interest rate reduction or further advance and there is evidence of financial difficulty is the loan classified as forbearance and included in our disclosures on forbearance.

Please see the Credit risk performance section on pages 111 to 142 for details of principal wholesale and retail assets currently in forbearance.

Impairment of loans under forbearance

Loans under forbearance programmes are subject to Group policy. In both retail and wholesale portfolios, identified impairment is raised for such accounts, recognising the agreement between the Group and customer to pay less than the original contractual payment and is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in higher impairment, in general, being held for loans under forbearance than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

Sustainability of loans under forbearance

The Group monitors the sustainability of loans for which forbearance has been granted.

Wholesale portfolios

In the wholesale portfolios, counterparties that have been granted forbearance are placed on EWL or WL and therefore subject to increased levels of credit risk oversight. Counterparties then remain on EWL or WL and are classified as being in forbearance with a PD of 1 for capital purposes for a minimum of 12 months from the date forbearance is applied until satisfactory performance is evidenced. Forbearance status and the related default treatment for capital can be removed after 12 months from being applied if any of the following criteria is met:

¡	The counterparty no longer benefits from a concession below our current market rates or reverts back to their original lending terms (prior to the concession being applied);

¡	The counterparty ceases to have any actual or perceived financial stress; and

¡	A significant restructure takes place which leads to a significant improvement in the credit profile of the counterparty.

Counterparties may only be removed from being classified as being in forbearance with a PD of 1 for capital purposes in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring that materially improves credit quality. Counterparties continuing to benefit from a concession below current market can be removed from EWL or WL and no longer be classified as in forbearance provided they do not meet any of the EWL or WL criteria and can evidence consistent satisfactory performance throughout the minimum twelve-month period.

Retail portfolios

In retail portfolios, the type of forbearance programme offered should be appropriate to the nature and the expected duration of the customer’s financial distress. It is imperative that the solution agreed is both appropriate to that customer and sustainable, with a clear demonstration from the customer of both willingness and ability to repay. Before any permanent programme of forbearance is granted, an affordability assessment is undertaken to ensure suitability of the offer. When customers exit forbearance, the accounts are ring-fenced as a high risk segment within the up-to-date book for a period of at least twelve months.

For disclosure on the Group’s accounting policy with respect to impairment, see Note 7 and pages 357-359.

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

The changes in timing of cash flows following re-aging do not result in any additional cost to the Group. The following are the conditions required to be met before a re-age may occur:

¡	The account must not have been previously charged off or written off;

¡	The borrower cannot be bankrupt, subject to an Individual Voluntary Arrangement (a UK contractual arrangement with creditors for individuals wishing to avoid bankruptcy), a fraud or deceased;

¡	The borrower must show a renewed willingness and ability to repay the debt. This will be achieved by the borrower making at least three consecutive contractual monthly payments or the equivalent cumulative amount. Contractual monthly payment is defined as the contractual minimum due. Funds may not be advanced for any part of this;

¡	The account must have been on book at least nine months (i.e. nine months prior to the three-month qualification period); and

¡	No account should be re-aged more than once within any twelve-month period, or more than twice in a five year period.

Assets are considered to belong to a separate high risk pool. Under high risk, the performance of the assets is a risk characteristic and results in a higher probability of default being assigned to them in impairment models which meet the requirement of IAS 39, AG87-88. This results in an appropriately higher impairment allowance being recognised on the assets. See the Risk Review section on page 82 to 189 for more information.

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

Refinancing risk

This is the risk that the borrower or group of correlated borrowers may be unable to repay bullet-repayment loans at expiry, and will therefore need refinancing.

From a large corporates perspective, refinancing risk will typically be associated with loans that have an element of bullet repayment incorporated into the repayment profile. Refinancing risk is taken into account on a case by case basis as part of the credit review and approval process for each individual loan. The review will consider factors such as the strength of the business model and sustainability of the cash flows; and for bridge loans, the certainty of the sources of repayment and any associated market risk.

Commercial real estate loans will frequently incorporate a bullet repayment element at maturity. Where this is the case, deals are sized and structured to enable the Group to term out the loan if the client were unable to refinance the loan at expiry. Credit review will

| 361

Barclays’ approach to managing risks Management of credit risk incorporate an examination of various factors that are central to this consideration, such as tenant quality, tenancy agreements (including break clauses), property quality and interest rate sensitivity.

Loans to small and medium enterprises (SMEs) will typically be either revolving credit lines to cover working capital needs or amortising exposures, with periodic refinancing to give the opportunity to review structure, pricing, etc.

Please refer to the maturity analysis for UK CRE and customers with interest-only home loans in the credit risk performance section in the Risk Review section on page 130 for more information.

362 |

Barclays’ approach to managing risks Management of credit risk mitigation techniques and counterparty credit risk

Counterparty credit risk arises from derivatives and similar contracts. This section details the specific aspects of the risk framework related to this type of credit risk. As credit risk mitigation is one of the principal uses of derivative contracts by banks, this is also discussed in this section.

| 363

Barclays’ approach to managing risks Management of credit risk mitigation techniques and counterparty credit risk

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate credit risks to which it is exposed. These can broadly be divided into three types:

¡	Netting and set-off;

¡	Collateral; and

¡	Risk transfer.

The Group has detailed policies in place to ensure that credit risk mitigation is appropriately recognised and recorded. The recognition of credit risk mitigation is subject to a number of considerations, including ensuring legal certainty of enforceability and effectiveness, ensuring the valuation and liquidity of the collateral is adequately monitored, and ensuring the value of the collateral is not materially correlated with the credit quality of the counterparty.

All three types of credit risk mitigation may be used by different areas of the Group for exposures with a full range of counterparties. For instance, Investment Bank, Corporate Banking and other business areas may all take property, cash or other physical assets as collateral for exposures to retailers, property companies or other client types.

Netting and set-off

In most jurisdictions in which the Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions compared with other risk mitigation techniques.

For derivative transactions, the Group’s normal practice is to enter into standard master agreements with counterparties (e.g. ISDA). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against the Group’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing for payments on the same day in the same currency to be set-off against one another.

Under IFRS, netting is permitted only if both of the following criteria are satisfied:

¡	The entity currently has a legally enforceable right to set-off the recognised amounts; and

¡	The entity intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Under US GAAP, netting is also permitted, regardless of a currently legally enforceable right of set-off and/or the intention to settle on a net basis, where there is a counterparty master agreement that would be enforceable in the event of bankruptcy.

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

¡	Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value;

¡	Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms;

¡	Other retail lending: includes charges over motor vehicle and other physical assets; second lien charge over residential property, which is subordinate to first charge held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower;
¡	Derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex (CSA)) with counterparties with which the Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. The Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves;

¡	Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price; and

¡	Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

For details of the fair value of collateral held please refer to maximum exposure table on page 113. For detail of collateral in credit portfolios see pages 126 and 135.

In exposure terms, the main portfolios that the Group takes collateral for are home loans and reverse repurchase agreements with financial institutions.

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

Collateral for derivative contracts

The collateral obtained for derivatives is predominantly either cash or government bonds (G7 and other highly rated governments). Appropriate haircuts may be applied to non-cash collateral which will be agreed when the margin agreement (e.g. CSA) is negotiated.

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

The carrying value of non-cash collateral reflects the fair value of the physical assets limited to the carrying value of the asset where the exposure is over-collateralised. In certain cases, where active markets or recent valuations of the assets are not available, estimates are used. For assets collateralised by residential or commercial property (and certain other physical assets), where it is not practicable to assess current market valuations of each underlying property, values reflect historical fair values updated for movements in appropriate external indices. For further information on LTV ratios in principal home loans portfolios see page 127.

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

364 |

Barclays’ approach to managing risks Management of credit risk mitigation techniques and counterparty credit risk

For assets collateralised by traded financial instruments, values reflect MTM or mark to model values of those assets, applying a haircut where appropriate. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security.

Valuation of collateral – property

When property is taken as collateral it is monitored to establish whether the current value is less than its value at origination. Monitoring is undertaken annually for commercial property or via linking to an external index for residential property. More frequent monitoring may be carried out where the property sector is subject to significant deterioration.

Deterioration is monitored principally by geography. Specific exercises to monitor property values may be undertaken where the property sector in a given geography has been subject to significant deterioration and where the Group has a material concentration of property collateral.

Monitoring may be undertaken either at a portfolio level (typically retail) or at an individual level (typically wholesale).

In retail businesses, monitoring on a portfolio level refers to a more frequent process of indexing collateral values on each individual loan, using a regional or national index, and updating LGD values. This monitoring may be a desk top assessment and need not necessarily include physical assessment of properties. In the event of charge-off, an individual valuation of the property is undertaken within 3 months of the charge-off event and subsequently undertaken at least every six months whilst in charge-off.

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

Valuation of collateral – distressed assets

The net realisable value from a distressed sale of collateral obtained by the Group upon default or insolvency of counterparty will in some cases be lower than the carrying value recognised. Assets obtained are normally sold, generally at auction, or realised in an orderly manner for the maximum benefit of the Group, the borrower’s other creditors and the borrower in accordance with the relevant insolvency regulations. For business customers, in some circumstances, where excess funds are available after repayment in full of the outstanding loan, they are offered to any other, lower ranked, secured lenders. Any additional funds are returned to the borrower. The Group does not occupy repossessed properties for its business use or use assets obtained in its operations.

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

Any one of the above events may also trigger a test for impairment, depending on individual circumstances of the loan. When calculating impairment, the difference between an asset’s carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as impairment. Such cash flows include the estimated fair value of the collateral which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of the Group’s impairment process.

Whether property values are updated as part of the annual review process, or by indexation of collateral values, the updated collateral values feed into the calculation of risk parameters which, in turn, feed into identified and unidentified impairment calculations at each balance sheet date.

Trends in LLRs incorporate the impact of any decrease in the fair value of collateral held.

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

Risk transfer transactions are undertaken with consideration to whether the collateral provider is correlated with the exposure, the creditworthiness of the collateral provider and legal certainty of enforceability and effectiveness. Where credit risk mitigation is deemed to transfer credit risk, this exposure is appropriately recorded against the credit risk mitigation provider.

In exposure terms, risk transfer is used most extensively as a credit risk mitigation technique for wholesale loans and derivative financial instruments.

Off-balance sheet risk mitigation

The Group applies fundamentally the same risk management policies for off-balance sheet risks as it does for its on-balance sheet risks. In the case of commitments to lend, counterparties/customers will be subject to the same credit management policies as for loans and advances. Collateral may be sought depending on the strength of the counterparty and the nature of the transaction.

Recognition of credit risk mitigation in capital calculations

Credit risk mitigation is used to reduce credit risk associated with an exposure, which may reduce potential losses in the event of obligor default or other specified credit event.

Credit risk mitigation that meets certain regulatory criteria may be used to improve risk parameters and reduce RWA consumption against a given obligor. Collateral that meets these regulatory conditions is referred to as eligible collateral. Eligibility criteria are specified in articles 195 to 204 of the Capital Regulations Requirement (CRR).

The Group’s policies and standards set out criteria for the recognition of collateral as eligible credit risk mitigation and are designed to be fully consistent with all applicable local regulations and regulatory permissions.

Where regulatory capital is calculated under AIRB regulations the benefit of collateral is generally taken by adjusting LGDs. For standardised portfolios the benefit of collateral is taken using the financial collateral comprehensive method: supervisory volatility adjustments approach.

For instruments that are deemed to transfer credit risk, in AIRB portfolios the protection is generally recognised by using the PD and LGD of the protection provider.

For exposures treated under the Standardised approach, the impact of eligible credit risk mitigation is primarily recognised by reducing the EAD associated with the exposure that benefits from the mitigation.

| 365

Barclays’ approach to managing risks Management of credit risk mitigation techniques and counterparty credit risk

Managing concentrations within credit risk mitigation

Credit risk mitigation taken by the Group to reduce credit risk may result in credit or market risk concentrations.

Guarantees that are treated as eligible credit risk mitigation are marked as an exposure against the guarantor and aggregated with other credit exposure to the guarantor. Limit monitoring at the counterparty level is then used for monitoring of concentrations in line with Group policy.

Commercial real estate lending is another potential source of concentration risk arising from the use of credit risk mitigation. The portfolio is regularly reviewed to assess whether a concentration in a particular region, industry or property type exists, and portfolio limits are in place to control the level of exposure to commercial, residential, investment and development activity. See page 364 to 366 for more information on collateral, valuation and monitoring of concentrations.

Counterparty credit risk

Derivative counterparty credit exposures

The Group enters into financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options on futures. Holders of exchange traded instruments provide daily margins with cash or other securities at the exchange, to which the holders look for ultimate settlement.

The Group also enters into financial instruments that are traded over the counter, rather than on a recognised exchange. These instruments range from standardised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s counterparties. In most cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where the Group’s counterparty is in default.

Counterparty credit exposure arises from the risk that parties are unable to meet their payment obligations under certain financial contracts such as derivatives, securities financing transactions (e.g. repurchase agreements), or long settlement transactions.

A Monte Carlo simulation engine is used to estimate the Potential Future Exposure (PFE) to derivative and securities financing counterparties. The exposure simulation model simulates future market states and the MTM of the derivative transactions under those states. Simulated exposures including the effect of credit mitigants such as netting, collateral and mandatory break clauses can then be generated.

Credit limits for CCR are assessed and allocated using the PFE measure. A number of factors are taken into account when setting credit limits for individual counterparties, including but not limited to the credit quality and nature of the counterparty the rationale for the trading activity entered into and any wrong-way risk considerations.

The expected exposures generated by this engine are also used as an input into both internal and regulatory capital calculations covering CCR.

‘Wrong-way risk’ in a trading exposure arises when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant MTM loss to the counterparty. Specific wrong-way risk trades, which are self-referencing or reference to other entities within the same counterparty group, require approval by a senior credit officer. The exposure to the counterparty will reflect the additional risk generated by these transactions.

Derivative CCR (credit value adjustments)

As the Group participates in derivative transactions it is exposed to CCR, which is the risk that a counterparty will fail to make the future payments agreed in the derivative contract. This is considered as a separate risk to the volatility of the MTM payment flows. Modelling this counterparty risk is an important part of managing credit risk on derivative transactions.

The counterparty risk arising under derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the value is known as credit value adjustment (CVA). It is the difference between the value of a derivative contract with a risk-free counterparty and that of a contract with the actual counterparty. This is equivalent to the cost of hedging the counterparty risk in the Credit Default Swap (CDS) market.

CVAs for derivative positions are calculated as a function of the expected exposure, which is the average of future hypothetical exposure values for a single transaction or group of transactions with the same counterparty, the credit spread for a given horizon and the LGD.

The expected exposure is calculated using Monte Carlo simulations of risk factors that may affect the valuation of the derivative transactions in order to simulate the exposure to the counterparty through time. These simulated exposures include the effect of credit mitigants such as netting, collateral and mandatory break clauses. Counterparties with appropriate credit mitigants will generate a lower expected exposure profile compared to counterparties without credit mitigants in place for the same derivative transactions.

Derivative netting and collateral arrangements

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting OTC derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other predetermined events occur. The majority of the Group’s OTC derivative exposures are covered by ISDA master netting and ISDA CSA collateral agreements.

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

366 |

Barclays’ approach to managing risks Management of market risk

This section describes the governance structure specific to the management of market risks, as well as a discussion of measurement techniques.
¡	Market risks are varied, and a range of techniques must be used to manage them. From page 368 we provide an overview of the market risks we incur across the Group

¡	The governance structure specific to market risks is discussed on pages 368 to 370.

The rest of the section is divided into traded, non-traded and other risks:

¡	Traded market risk, the risk of the Group being impacted by changes in the level or volatility of positions in the trading book, is covered on pages 370 to 375. Measurement techniques, such as VaR, are discussed, as well as techniques applied when statistical techniques are not appropriate

¡	Non-traded market risks, the risk that the Group is unable to hedge its banking book, mainly arising as a result of lending and deposit taking activities, are discussed from 376 to 377, along with a discussion of how they are managed

¡	Other market risks, such as those associated with Barclays pension obligations, are analysed separately from page 377.

| 367

Barclays’ approach to managing risks Management of market risk

Introduction to the management of market risk The risk of a reduction to earnings or capital due to volatility of the trading book positions or an inability to hedge the banking book balance sheet.

Overview

Traded market risk

Traded market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, the Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices.

Non-traded market risk

Banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margins to changes in interest rates. As the principal banking business PCB engages in internal derivative trades with Treasury to manage this interest rate risk to within its defined risk appetite, however, the businesses remain susceptible to market risk from four key sources:

¡	Prepayment risk: balance run-off may be faster or slower than expected due to customer behaviour in response to general economic conditions or interest rates. This can lead to a mismatch between the actual balance of products and the hedges executed with Treasury based on initial expectations;

¡	Recruitment risk: the volume of new business may be lower or higher than expected requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected;

¡	Residual risk and margin compression: the business may retain a small element of interest rate risk to facilitate the day to day management of customer business. Additionally, in the current low rate environment, deposits on which the Group sets the interest rate are exposed to margin compression. This is because for any further fall in base rate the Group must absorb an increasing amount of the rate move in its margin; and

¡	Lag risk: the risk of being unable to re-price products immediately after a change in interest rates due to mandatory notification periods. This is highly prevalent in managed rates savings product (e.g. Every Day Saver) where customers must be informed in writing of any planned reduction in their savings rates.

Pension risk

The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. The Group monitors the market risks arising from its defined benefit pension schemes, and works with the trustees to address shortfalls. In these circumstances, the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Insurance risk

Insurance risk is solely managed within Africa Banking where four categories of insurance risk are recognised, namely short-term insurance underwriting risk, life insurance underwriting risk, life insurance mismatch risk, and life and insurance investment risk.

Insurance risk arises when:

¡	Aggregate insurance premiums received from policyholders under a portfolio of insurance contracts are inadequate to cover the claims arising from those policies and the expenses associated with the management of the portfolio of policies and claims;

¡	Premiums are not invested to adequately match the duration, timing and size of expected claims; or

¡	Unexpected fluctuations in claims arise or when excessive exposure (e.g. in individual or aggregate exposures) relative to capacity is retained in the entity.

Insurance entities also incur market risk (on the investment of accumulated premiums and shareholder capital), credit risk (counterparty exposure on investments and reinsurance transactions), liquidity risk and operational risk from their investments and financial operations.

Organisation and structure

Traded market risk in the businesses resides primarily in Investment Bank, Group Treasury, Africa Banking and Non-Core. These businesses have the mandate to incur traded market risk. Non-traded market risk is mostly incurred in PCB and Barclaycard.

368 |

Barclays’ approach to managing risks Management of market risk

Market risk oversight and challenge is provided by business committees, Group committees, including the Market Risk Committee and Group Market Risk. The chart below gives an overview of the business control structure.

Overview of the business market risk control structure

Roles and responsibilities

The objectives of market risk management are to:

¡	Understand and control market risk by robust measurement, limit setting, reporting and oversight;

¡	Facilitate business growth within a controlled and transparent risk management framework;

¡	Ensure that traded market risk in the businesses resides primarily in certain areas, and that it is controlled according to the allocated appetite;

¡	Control non-traded market risk in line with approved appetite;

¡	Control insurance risk in line with approved appetite; and

¡	Support the BNC strategy of asset reductions by ensuring that it remains within agreed risk appetite.

To ensure the above objectives are met, a well established governance structure is in place to manage these risks consistent with the ERMF (evaluate-respond-monitor). See page 340 on risk management strategy, governance and risk culture.

BFRC reviews and approves market risk appetite for the Group. The Group Financial Risk Director (GFRD) is responsible for the Market Risk Control Framework and, under delegated authority from the CRO, sets a limit framework within the context of the approved market risk appetite.

Across the Group, market risk oversight and challenge is provided by business committees, Group committees, including the Group Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

The Group Market Risk Committee approves and makes recommendations concerning the Group-wide market risk profile. This includes overseeing the operation of the Market Key Risk Frameworks and associated standards and policies; reviewing arising market or regulatory issues, limits and utilisation; and proposing risk appetite levels to the Board. The Committee is chaired by the GFRD and attendees include the business heads of market risk, business aligned risk managers, and senior managers from Group Market Risk and Internal Audit.

The head of each business is accountable for all market risks associated with its activities, while the head of the market risk team covering each business is responsible for implementing the Key Risk Control frameworks for market risk.

Risk management in the setting of strategy

Appetite for market risk is recommended by the risk function, to be agreed by BFRC. Mandate and scales are set to control levels of market risk and ensure the Group remains within the BFRC approved risk appetite. The Group runs an annual Group-wide stress testing exercise which aims to simulate the dynamics of exposures across the Group and cover all risk factors. The exercise is also designed to measure the impact to the Group’s fundamental business plan, and is used to manage the wider Group’s strategy.

See pages 350 to 351 for more detail on the role of risk in the setting of strategy.

| 369

Barclays’ approach to managing risks Management of market risk

Market risk culture

Market risk managers are independent from the businesses they cover, and their line management reports into the CRO. This embeds a risk culture with strong adherence to limits that support Group-wide risk appetite. See page 344 for more detail on risk culture.

Management of traded market risk

The governance structure helps ensure all market risks that the Group is exposed to are well managed and understood.

Traded market risk is generated primarily as a result of market making activities, syndications and providing risk management solutions to clients. Treasury supports the businesses in managing their interest rate risk. Positions will contribute both to market risk limits and regulatory capital if relevant.

Traded market risk measurement – management view

Market risk management measures

A range of complementary approaches to measure traded market risk are used which aim to capture the level of losses that the bank is exposed to due to unfavourable changes in asset prices. The primary tools to control the firm’s exposures are:

Measure	Description

Management Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day.

Primary stress tests	An estimate of potential losses that might arise from severe market moves or scenarios impacting key liquid risk factors.

Secondary stress tests	Modelled losses from unfavourable market movements to illiquid market risk exposures.

Business scenario stresses	Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Group.

The use of Management VaR for traded market risk is broader than the application for use of VaR for regulatory capital, and captures standardised, advanced and certain banking books where traded market risks are deemed to exist. The wider scope of Management VaR is what the Group deems as material market risk exposures which may have a detrimental impact on the performance of the Group. The scope used in Regulatory VaR (see page 372) is narrower as it applies only to trading book positions as approved by the PRA.

Stress testing and scenario analysis are also an important part of the risk management framework, to capture potential risk that may arise in severe but plausible events.

Management VaR

¡	Estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level;

¡	Differs from the Regulatory VaR used for capital purposes in scope, confidence level and horizon; and

¡	Back testing is performed to ensure the model is fit for purpose.

VaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. For internal market risk management purposes, a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level is used for all trading books and some banking books. Risk factors driving VaR are grouped into key risk types as summarised below:

Risk factor	Description

Interest rate	Changes in the level or shape of interest rate expectations can impact prices of interest rate sensitive assets, such as bonds and derivatives instruments like interest rate swaps.

Spread	Difference between bond yields and swaps rates that arises when a business has positions in both bonds and interest rate/inflation derivatives instruments. Both assets may trade at different levels but are fundamentally exposed to similar risk.

Foreign exchange	The impact of changes in foreign exchange rates and volatilities.

Equity	Risk due to changes in equity prices, volatilities and dividend yields, for example as part of market making activities, syndication or underwriting of initial public offerings.

Commodity	Arises primarily from providing hedging solutions to clients and access to financial investors to a range of commodity products on both a derivative and physical basis and involves movements in the absolute level and shape of the spot and forward curves.

Inflation	Arises from the impact of changes in inflation rates and volatilities on cash instruments and derivatives. This arises as part of market making activities, whereby the Group may be exposed to changes in inflation rates, for example, market making syndications for inflation linked securities.

Traded credit	Arises from the uncertainty of credit quality impacting prices of assets, for example positions such as corporate bonds, securitised products and credit based derivative instruments, including credit default swaps.

Basis	The impact of changes in interest rate tenor basis (e.g. the basis between swaps vs 3M LIBOR and swaps vs 6M LIBOR) and cross-currency basis and is primarily generated as a result of market making activities.

In some instances, historical data is not available for particular market risk factors for the entire look-back period, for example, complete historical data would not be available for an equity following an initial public offering. In these cases, market risk managers will proxy the unavailable market risk factor data with available data for a related market risk factor.

The output of the Management VaR model can be readily tested through back testing. This checks instances where actual losses exceed the predicted potential loss estimated by the VaR model. If the number of instances is higher than expected, where actual losses exceed the predicted potential loss estimated by the VaR model, this may indicate limitations with the VaR calculation, for example, a risk factor that would not be adequately captured by the model.

The Management VaR model in some instances may not appropriately measure some market risk exposures, especially for market moves that are not directly observable via prices. Market risk managers are required to identify risks which are not adequately captured in VaR (‘risks not in VaR’ or ‘RNIVs’, discussed below).

370 |

Barclays’ approach to managing risks

Management of market risk

When reviewing VaR estimates, the following considerations are taken into account:

¡	The historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future;

¡	The one-day time horizon may not fully capture the market risk of positions that cannot be closed out or hedged within one day;

¡	VaR is based on positions as at close of business and consequently, it is not an appropriate measure for intra-day risk arising from a position bought and sold on the same day; and

¡	VaR does not indicate the potential loss beyond the VaR confidence level.

Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.

See page 145 for a review of Management VaR in 2014.

Primary stress tests

¡	Key tool used by management to measure liquid market risks from extreme market movements or scenarios in each major trading asset class

Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes, namely:

¡	Interest rates: shock to the level and structure of interest rates and inflation across currencies;

¡	Credit: impact on traded corporate credit exposures, including across rating grades, geography, sectors and products;

¡	Foreign exchange: impact of unfavourable moves in currency prices and volatility;

¡	Equity: shocks to share prices including exposures to specific markets and sectors;

¡	Commodities: adverse commodity price changes across both physical and derivative markets; and

¡	Securitised products: stresses to securitised structures and associated hedges.

Primary stresses apply moves to liquid assets incorporating up to 10 days holding period. Shock scenarios are determined by a combination of observed extreme historical moves and forward looking elements as appropriate.

Primary stresses are calculated for each asset class on a standalone basis. Risk managers calculate several stress scenarios and communicate the results to senior managers to highlight concentrations and the level of exposures. Primary stress loss limits are applied across the trading businesses and is a key market risk control.

Secondary stress tests

¡	Key tool used by management to measure illiquid market risks from extreme market movements or scenarios in each major trading asset class

Secondary stress tests are used in measuring potential losses arising from market risks that are not captured in the primary stress tests. These may relate to financial instruments or risk exposures which are not readily or easily tradable or markets that are naturally sensitive to a rapid deterioration in market conditions.

For each asset class, secondary stresses are aggregated to a single stress loss which allows the business to manage its liquid and illiquid risk factors. Limits against secondary stress losses are also applied, which allows the firm to manage and control the level of illiquid risk factors.

Stresses are specific to the exposure held and are calibrated on both observed extreme moves and some forward-looking elements as appropriate.

Business scenario stresses

¡	Key tool used by management to measure aggregated losses across the entire trading book as a result of extreme forward-looking scenarios encompassing simultaneous shocks to multiple asset classes

Business scenario stresses apply simultaneous shocks to all risk factors assessed by applying respective changes in foreign exchange rates, interest rates, credit spreads, commodities and equities to the entire portfolio, for example, the impact of a rapid and extreme slowdown in the global economy. The measure shows results on a multi-asset basis across all trading exposures. Business scenarios are used for risk appetite monitoring purposes and are useful in identifying concentrations of exposures and highlighting areas that may provide some diversification.

The estimated impact on market risk exposures is calculated and reported by the market risk management function on a frequent and regular basis. The stress scenario and the calibration on the shocks are also reviewed by market risk managers periodically for their relevance considering any market environment.

Scenarios such as a global recession, deterioration in the availability of liquidity, contagion effects of a slowdown in one of the major economies, slowdown in a major economic region and a historical event scenario are examples of business scenarios. If necessary, market event-specific scenarios are also calculated, such as, an unfavourable outcome of a US debt ceiling negotiation and the impact of a disorderly exit of quantitative easing programmes.

See page 148 for a review of business scenario stresses in 2014.

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

All of the below regulatory measures, including the Standardised approach, generate market risk capital requirements, in line with the regulatory requirements set out in the Capital Requirements Directive (‘CRD IV’) and Regulation. Positions which cannot be included in the trading book are included within the banking book and generate risk capital requirements in line with this treatment.

Inclusion of exposures in the regulatory trading book

The Group maintains a Trading Book Policy which defines the minimum requirements a business must meet to run trading positions, and the process by which positions are allocated to trading or banking books. Trading intent is a key element in deciding whether a position should be treated as a trading or banking book exposure.

All trading books must be managed by the businesses that have Group permission to undertake activities that give rise to traded market risk. Prior to the Group Strategy update, announced in May 2014, this was the Investment Bank and Absa Corporate. Since the announcement, the Investment Bank, Treasury, Africa Banking and Barclays Non-Core are permitted to take traded market risk. These businesses are required to document their implementation of trading book standards which define how the Group Trading Book Policy will be implemented. In particular, businesses are expected to evidence trading intent, for example, by setting and enforcing risk and position limits and defining the consequences of breaching these limits.

Positions in the trading book are subject to market risk capital, computed using models where regulatory approval has been granted, otherwise the market risk capital requirement is calculated using standard rules as defined in the Capital Requirement Regulation (CRR), part of the CRD IV package. If any of the criteria specified in the policy are not met for a position, then that position must be allocated to the banking book.

| 371

Barclays’ approach to managing risks

Management of market risk

Most of the Group’s market risk regulatory models are assigned the highest model materiality rating. Consequently, the Regulatory VaR model is subject to annual re-approval at the Executive Models Committee (EMC), which is chaired by the CRO and the CFO. EMC considers evidence of model suitability provided by the model owner, as well as an independent validation conducted by the Independent Validation Unit. The following table summarises the models used for market risk regulatory purposes and the applicable regulatory thresholds.

Valuation standards

CRR article 105 defines regulatory principles which need to be applied to fair value assets and liabilities in order to determine a prudent valuation.

The Prudent Valuation Adjustment (PVA) is applied to accounting fair values where there are a range of plausible alternative valuations. It is calculated in accordance with Article 105 of the Capital Requirements Regulation (CRR), and includes (where relevant) adjustments for the following factors: unearned credit spreads, close-out costs, operational risk, market price uncertainty, early termination, investing and funding costs, future administrative costs and model risk. The PVA includes adjustment for all fair valued financial instruments and commodities, irrespective of whether they are in the trading or banking book.

Page 255 of the notes to the financial statements sets out the valuation control framework for accounting valuations and the related responsibilities of the Finance-product control valuations function and the Valuation Committee. This function and committee are also responsible for the oversight of the PVA and ensuring compliance with article 105 of the CRR.

Regulatory measures for traded market risk

There are a number of regulatory measures which the Group has permission to use in calculating regulatory capital (internal models approval). These are listed below:

Measure	Definition

Regulatory Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements calibrated to 99% confidence interval ten-day holding period.

Stressed Value at Risk (SVaR)	An estimate of the potential loss arising from a twelve-month period of significant financial stress calibrated to 99% confidence interval 10 day holding period.

Incremental Risk Charge (IRC)	An estimate of the incremental risk arising from rating migrations and defaults, beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio. Uses a 99.9% confidence level and a one-year horizon.

All Price Risk (APR)	An estimate of all the material market risk, including rating migration and default for the correlation trading portfolio.

Regulatory VaR

¡	Estimates the potential loss arising from unfavourable market movements;

¡	Regulatory VaR differs from the management approach.

VaR Variable	Regulatory	Management

Confidence interval	99%	95%

Scope	As approved by the regulator (PRA)	Management view of market risk exposures. Includes trading books and banking books exposed to price risk

Look-back period	2 years	2 years

Liquidity Horizon (holding period)	10 days	1 day

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

Regulatory VaR is fundamentally the same as the Management VaR (see page 370), with the key differences listed above.

The model is complemented with RNIVs, as described on page 375. (including significant RNIVs over the year).

Stressed Value at Risk (SVaR)

¡	Estimates the potential loss arising from unfavourable market movements in a stressed environment; and

¡	Identical to Regulatory VaR, but calibrated over a one-year stressed period.

Regulatory capital is allocated to individual businesses. For regulatory capital calculation purposes the Group computes a market risk capital requirement based on a ten-day, 99% VaR metric calibrated to a period of significant financial stress. This Stressed VaR (‘SVaR’) capital requirement is added to the market risk capital requirement arising from regulatory VaR, the Incremental Risk Charge and the All Price Risk on an undiversified basis.

The SVaR model is required to be identical to the VaR model used by the Group, with the exception that the SVaR model must be calibrated to a one-year period of significant financial stress (‘the SVaR period’). The Group selects the SVaR period to be a one-year period that maximises the sum of general market risk Regulatory VaR and specific market risk Regulatory VaR for positions in scope of regulatory approval. The SVaR period is reviewed on a quarterly basis or when required by material changes in market conditions or the trading portfolio.

SVaR cannot be meaningfully backtested as it is not sensitive to current market conditions. Many market risk factors with complete historical data over a two-year period may not have complete data covering the SVaR period and consequently, more proxies may be required for SVaR than for VaR. The SVaR metric itself has the same strengths and weaknesses as the Group’s VaR model.

372 |

Barclays’ approach to managing risks

Management of market risk

Incremental Risk Charge (IRC)

¡	Captures risk arising from rating migrations and defaults for traded debt instruments incremental to that already captured by Regulatory VaR and SVaR

IRC captures the risk arising from ratings migrations or defaults in the traded credit portfolio. IRC measures this risk at a 99.9% confidence level with a one-year holding period and applies to all positions in scope for specific risk including sovereign exposure.

The Group’s IRC model simulates default and ratings transition events for individual names. The behaviour of names is correlated with one another to simulate a systemic factor to model the possibility of multiple downgrades or defaults. The correlations between non-sovereign names are based on the Basel-defined correlations stipulated in the IRB approach to measuring credit risk capital, with a fixed correlation between sovereign names.

The Group’s IRC model simulates the impact of a ratings transition by estimating the improvement or deterioration in credit spreads resulting from the transition and assumes that the historically observed average change in credit spreads (measured in relative terms) resulting from ratings transitions provides an accurate estimate of likely widening or tightening of credit spreads in future transitions. For each position, the model computes the impact of spread moves up or down at pre-specified relative movements in spread and the actual impact is obtained by interpolating or extrapolating the actual spread move from these pre-computed values.

The Group’s IRC model assumes that ratings transitions, defaults and any spread increases occur on an instantaneous basis.

All Price Risk (APR)

¡	Captures all market risks affecting the correlation trading portfolio

APR covers the correlation trading portfolio and is intended to adequately capture all risk factors relevant to corporate Nth-to-default (on a basket of referenced names) and tranched credit derivatives. The capital requirement is based on a 99.9% confidence interval over a one-year holding period. The model generates a scenario based on a Monte Carlo simulation and revalues the portfolio under the simulated market scenario. The model captures the following risk factors in the correlation trading portfolio:

¡	Default and ratings migration over a one-year time horizon;

¡	Credit spread volatility;

¡	Recovery risk: uncertainty of the recoverable value under default;

¡	Correlation risk;

¡	Basis risk: basis between credit indices and its underlying constituents; and

¡	Hedge slippage: portfolio rebalancing assumption.

The Group’s APR model is based on the IRC model but also captures market risks not related to transition or default events, such as movements in credit spreads or correlations. These risk factors are included as part of the Monte Carlo simulation using distributions calibrated to historically observed moves.

See pages 148 for a review of regulatory measures in 2014.

Regulatory back testing

Back testing is the method by which the Group checks and affirms that its procedures for estimating VaR are reasonable and serve its purpose of estimating the potential loss arising from unfavourable market movements. The back testing process is a regulatory requirement and seeks to estimate the performance of the regulatory VaR model if it had been employed in prior periods. Performance is measured by the number of exceptions to the model i.e. net trading P&L loss in one trading day is greater than the estimated VaR for the same trading day. The Group’s procedures could be underestimating VaR if exceptions occur regularly (a 99% confidence interval indicates that one exception will occur in 100 days).

Back testing is performed at a legal entity level, sub-portfolio levels and business-aligned portfolios (shown in the table below and in the charts on the next page) on the Group’s regulatory VaR model. Regulatory back testing compares Regulatory VaR at 99% confidence level (one-day holding period equivalent) to actual and hypothetical changes in portfolio value as defined in CRR Article 366. The consolidated Barclays Bank PLC and Barclays Capital Securities Ltd is the highest level of consolidation for the VaR models that are used in the calculation of regulatory capital.

A back testing exception is generated when a loss is greater than the daily VaR for any given day.

As defined by the PRA, a green model is consistent with a good working VaR model and is achieved for models that have four or fewer back testing exceptions in a 12-month period. Back testing counts the number of days when a loss exceeds the corresponding VaR estimate, measured at the 99% regulatory confidence level. For the Investment Bank’s DVaR model, green model status was maintained for 2014.

Back testing is also performed on management VaR to ensure it remains reasonable and fit for purpose.

| 373

Barclays’ approach to managing risks

Management of market risk

The table below shows the VaR back testing exceptions on portfolios aligned to the Group’s business in 2014. A back testing exception is generated when a loss is greater than the VaR for a given day.

Portfolios	Total exceptions	Status

Equities	4	Green

Commodities (Core)	3	Green

Foreign exchange	0	Green

Fixed income rates	2	Green

Client capital management	0	Green

Credit sub-portfolios	0	Green

Counterparty risk trading single name trading	3	Green

Treasury	1	Green

The charts below show VaR for the Group’s regulatory portfolios where at least one exception has occurred during 2014. The dark blue lines indicate losses on the small number of days on which they exceeded the VaR amount.

The majority of the back testing exceptions in the year were driven by markets moving in a fashion unanticipated by the model, primarily due to risk factors moves that are higher than the VaR predicted based on the 99% confidence level. Additional exceptions are caused by non-VaR type risks which may be related to events, such as M&A, or due to pricing remarks in line with valuation policies. Exceptions are reported to internal management and regulators on a regular basis and exceptions are investigated to ensure the model performs as expected. Overall back testing remains in the green zone, suggesting that the VaR remains fit for purpose.

Equities

Foreign exchange

Counterparty risk trading single name trading

Commodities (Core)

Fixed income rates

Treasury

374 |

Barclays’ approach to managing risks

Management of market risk

The exceptions above, including those that occurred in September and December, were not driven by common market or idiosyncratic risk factors.

Management of risks not fully captured in models, including Risks not in VaR (RNIVs)

The Group’s risk identification process captures risks that either have been observed to, or have the capacity to, produce material losses in normal and stressed market conditions. To ensure risk coverage, the range of key risks is identified following either market convention, regulatory guidance, or the specific historical experience of the Group and is considered as part of the new product processes.

In some instances, the Management and Regulatory VaR model may not appropriately measure some market risks, especially where market moves are not directly observable via prices, the Group has policies to ensure that add-ons are applied where risks are not captured by the model. RNIVs refer to those key risks that are not captured, or not adequately captured, in VaR and SVaR. RNIVs can include:

¡	Risks not fully captured elsewhere and/or illiquid risk factors such as cross-risks;

¡	Basis risks;

¡	Higher-order risks;

¡	Calibration parameters, for instance to model parameter uncertainty; and

¡	Potential losses in excess of fair valuation adjustments taken in line with the Valuation Control Framework. Please see note 18 ‘Fair value of assets and liabilities’ in the notes to the financial statements on page 242 for more details on fair value adjustments.

The treatment of RNIVs follows whether the risks are considered VaR type or non-VaR type, which depends on, and can change with, the evolving state of financial markets:

¡	VaR-type RNIVs: Typically represent risks that are not well captured in VaR, mainly because of infrastructure limitations or methodology limitations. In this instance two metrics are calculated, a VaR RNIV and a SVaR RNIV, using the same confidence level, capital horizon and observation period as VaR and SVaR respectively and are capitalised using the same multipliers as VaR and SVaR; and

¡	Non VaR-type RNIVs: Typically represent risks which would not be well captured by any VaR model either because it represents an event not historically observed in the VaR time series (e.g., currency peg break) or a market risk factor which is not seen to move frequently (e.g. correlation). These are typically estimated using stress scenarios. The stress methodology is calibrated equivalently to at least 99% confidence level and a capital horizon of at least 10 days over an appropriate observation period, depending on the liquidity of the risk. For the purpose of regulatory capital, the capital charge is equal to the loss arising from the stress test except when these risks are already adequately captured elsewhere e.g. via the IRC or APR models, which are intended to capture certain risks not adequately covered by VaR.

For regulatory capital these RNIVs are aggregated without any offsetting or diversification benefit.

Traded market risk control

The metrics that are used to measure market risk are controlled through the implementation of an appropriate limit framework. Limits are set at the total Group level, asset class level, for example, interest rate risk, and at business level, for example, securitised products. Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also used to control risk appetite.

Firm-wide limits are reported to the BFRC and are termed A-level limits for total management VaR, asset class VaR, primary stress and secondary stresses and business scenarios. These are then cascaded down by risk managers in order to meet the firm-wide risk appetite.

Each A-level limit is set after consideration is given to revenue generation opportunities and overall risk appetite approved by the Board. Compliance with limits is monitored by the independent risk functions in the trading businesses with oversight provided by Group Market Risk.

Throughout 2014, Group Market Risk continued its ongoing programme of conformance reviews on the trading businesses’ market risk management practices. These reviews are intended to verify the business’s conformance with the Market Risk Control Framework and best practices.

Traded market risk reporting

Trading businesses market risk managers produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly for business and risk managers. Where relevant on a Group-wide basis, these are sent to Group Market Risk for review and a risk summary is presented at the Group Market Risk Committee and the trading businesses’ various market risk committees. The overall market risk profile is also presented to BFRC on a regular basis.

| 375

Barclays’ approach to managing risks

Management of market risk

Management of non-traded market risk

Non-traded risk measurement

Barclays uses a range of complementary technical approaches to measure non-traded market risk.

Summary of measures for non-traded market risk

Measure	Definition

Annual earnings at risk	Impact on earnings of a parallel (upward or downward) movement in interest rates.

Economic value of equity (EVE)	Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

Economic capital	Economic Capital (EC) is held to protect against unexpected loss (in excess of expected loss) and calculated over a one-year time horizon.

Value at risk (VaR)	An estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period of time.

Stress testing	Scenario based stress testing using a variety of economic parameters to quantify the impact to P&L and the balance sheet under various levels of stress.

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and value metrics (Economic Value of Equity, Economic Capital and VaR).

Annual Earnings at Risk (AEaR)

AEaR measures the sensitivity of net interest income over the next one-year period. It is calculated as the difference between the estimated income using the expected base rate forecast and the lowest estimated income following a parallel increase or decrease in interest rates (200bps), subject to a minimum interest rate of 0%. 200bp shocks are consistent with industry best practice and supported by banking regulators.

The main model assumptions are:

¡	The balance sheet is kept at the current level, i.e. no growth is assumed; and

¡	Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages.

AEaR is applied to the entire banking book, including the liquidity buffer and internal trades with the trading book to hedge against interest rate risk in the banking book exposures. The metric provides a measure of how interest rate risk may impact the Group’s earnings, providing a simple comparison between risk and returns. The main disadvantage of the metric is its short-term focus, as it only measures the impact on a position in the first 12 months. In order to counter this, the Group has implemented additional economic value risk metrics.

See pages 149 for a review of AEaR in 2014.

Economic Value of Equity (EVE)

EVE calculates the change in the present value of the banking book for a parallel upward and downward interest rate (200bps) shock. This shock is useful for drawing comparisons across portfolios, and is also a regulatory reporting requirement. Note that the EVE calculation measures sensitivity in terms of present value, while AEaR measures income sensitivity.

The EVE measure is applied to the entire banking book, that is, the same coverage as AEaR, and covers the full life of transactions and hedges ensuring the risk over the whole life of positions are considered. The main weaknesses of this model stem from its simplicity. In particular, it does not capture the impact of business growth or of management actions and is based on the balance sheet as at the reporting date.

Economic Capital (EC, for recruitment, prepayment and residual risk)

EC consistent models, based on DVaR methodologies, are used to measure unexpected losses to a 99.98% confidence interval over a one-year period. Within non-traded risk, this measure aims to capture recruitment risk, prepayment risk and residual risk for banking book products (see definitions on page 368). EC metrics typically measure variations in economic value from specific sources of risk, for example, prepayment risk EC for fixed rate mortgages predicts the cost of hedging to reduce any mismatch exposure resulting from the impact of an interest rate shock on customer prepayment levels.

EC is used in the active management of the banking book. Limits are set against EC metrics and breaches trigger mitigating actions to reduce exposure to appropriate levels. EC modelling is typically applied only to fixed rate products and the majority of variable rate and administered rate portfolios are not subject to an EC measure.

An advantage of EC is that it can calculate unexpected losses to an appropriate degree of confidence given the nature of the risks and covers sources of loss beyond the scope of other models (for instance, AEaR only covers income changes over a one-year period; EVE only considers existing business and does not include any dynamic customer behaviour assumptions). The main weaknesses come from necessary simplifying assumptions. In the case of models based on statistical confidence intervals, the choice of the statistical distribution may drive under-prediction of very extreme events (i.e. the real distribution may be fat-tailed). To mitigate this, the Group continues to improve its models using long time series of historical data to capture the extreme effects.

See page 149 for a review of EC in 2014.

Value at Risk (VaR)

VaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period. For internal market risk management purposes, the Group uses a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level for banking book portfolios covered by the measure. This calculation is a present value sensitivity while AEaR is an income sensitivity.

Daily VaR is used to measure residual interest and foreign exchange risks within certain banking book portfolios.

Quarterly scaled VaR is used to measure risk in the Liquidity Buffer Investment Portfolio. The calculation uses a five-year historical period, a 95% confidence level and is scaled from daily to quarterly by an approved constant factor.

Stress testing

Stress losses are calculated for the liquidity buffer portfolio, but not subject to controlled limits.

All non-traded market risk positions are subject to the Group’s annual stress testing exercise where scenarios based on economic parameters are used to determine the potential impact of the positions on results and the balance sheet.

Non-traded market risk control

Non-traded market risk is controlled through the use of limits on many of the above risk measures. Limits are set at the total business level and then cascaded down. The total business level limits are owned by the BCROs, while the overall Group AEaR limit is agreed with Group Market Risk and approved by the FRC. Compliance with limits is monitored by the respective business market risk team with oversight provided by Group Market Risk.

Businesses manage their interest rate risk exposures by transferring this risk to Group Treasury, who will then mitigate this risk using external markets if appropriate to keep the overall exposure within the agreed risk appetite. Group policy prevents non-trading businesses to run trading books; this is only permitted for the Investment Bank, Group Treasury, Barclays Non-Core and Africa Banking.

376 |

Barclays’ approach to managing risks

Management of market risk

Non-traded market risk reporting

The Group Market Risk function produces a number of detailed market risk reports on a daily, weekly, fortnightly and monthly basis, for business and risk managers. A risk summary is presented at the Group Market Risk Committee and other market risk forums.

Management of pension risk

Pension risk control

As the investment strategy of the UKRF is owned and defined by the Trustees who are independent to the Bank, pension risk is not governed by the conventional limit framework observed in traded and non-traded market risk. However, Group Market Risk have put in place a pension risk control framework to create consistency in the evaluation and monitoring of the risk in a coordinated way with other key risks across the Group.

The risk and positions are reported monthly to the Group Market Risk Committee and periodically to the Pension Management Group (PMG), Pension Executive Board (PEB) and BFRC.

Group Market Risk is responsible for the ongoing challenge of the risk profile and to that aim will ensure the following:

¡	Review, at least annually the main assumptions underlying the calculation of IAS 19 liabilities;

¡	Ensure a continuous and detailed interaction exists between Group Market Risk, the pension asset manager and other key stakeholders;

¡	To conduct, where necessary, any ad-hoc analyses to ensure a consistent view of the risk positions of the fund; and

¡	Conducting Group-wide and regulatory stress tests for pension risk.

Pension risk measurements

The following metrics are used to describe pension risk:

¡	Asset/liability gap under IAS19, funding and solvency rules;

¡	Asset VaR and liability VaR; and

¡	Total pension risk VaR i.e. which includes potential diversification between assets and liabilities.

The VaR used for pension risk is calibrated at a 95% confidence level, with a one-year horizon to reflect the long-term nature of the risk. While the asset portfolio is sensitive to the volatility of any asset class the pension asset manager invests in, the liabilities are mainly exposed to interest rates and corporate credit spreads which are the main components of the discount rate and inflation.

See page 151 for a review of pension risk in 2014.

Management of insurance risk

Insurance risk measurement

Risk measurement is largely based on best practice actuarial methodologies for the measurement of assets and liabilities, capital quantification and for the monitoring of exposures against predetermined limits, in compliance with regulatory standards relevant to their application. The methodology can be deterministic or stochastic (both closed-form and simulation), depending on the application. Capital adequacy calculations are calculated at a 99.5% confidence level for regulatory purposes, and a higher confidence level for economic capital purposes. Absa Life extrapolates the underwriting Capital Adequacy Requirement (CAR) by assuming that life underwriting risk follows an appropriate statistical distribution.

The estimation of insurance technical provisions requires a number of assumptions. The appropriateness of the actuarial assumptions are reviewed by the independent external actuaries. Furthermore, the internal risk function acts as second line of defence, and provides oversight, review and challenge to the actuarial functions. Assumptions are made around demographic factors (e.g. mortality, morbidity), statistical factors (e.g. claims incidence, reporting and development patterns), and economic factors (e.g. yield curves, market returns). Stress testing can also be used to isolate and examine the impact of specific, or combinations of, variables.

Insurance risk control

Insurance risk is managed within Barclays Africa Group Limited. From an economic capital perspective, four significant categories of insurance risk and their governance procedures are:

¡	Short-term insurance underwriting risk: monitored on a quarterly basis by the Underwriting Committee to ensure the risk taken is in line with underwriting guidelines and appropriately priced and reserved for. Risk governance is monitored by the Control Review Committee (CRC), the Actuarial Review Committee (ARC) and Key Risk reporting;

¡	Life insurance underwriting risk: monitored on a quarterly basis by the Underwriting Committee to ensure the risk taken is in line with underwriting guidelines and appropriately priced and reserved for. Risk governance is monitored by the CRC, the ARC and Key Risk reporting;

¡	Life insurance mismatch risk: monitored every other month by the entity’s Capital and Investment Risk Committee. A quarterly review is conducted by the Wealth, Investment Management and Insurance (WIMI) Capital and Investment Risk Committee, and an annual review by the ARC; and

¡	Life and short-term insurance investment risk: monitored by the entity Capital and Investment Risk Committee on at least a quarterly basis.

Short-term insurance underwriting activities are undertaken by Absa Insurance Company and Absa idirect. Life insurance underwriting activities are undertaken by Absa Life, Barclays Life Botswana, Barclays Life Zambia and Woolworths Financial Services (through an Absa Life cell captive). Global Alliance Mozambique underwrites both life and short-term insurance business.

Short-term insurance underwriting risk, life insurance underwriting risk, life insurance mismatch risk and investment risks are core to the business of the insurance entities. The successful management of these risks ultimately impacts the success of the entities. The same risk management frameworks and governance structures that enabled the effective management of risks for the South African entities are implemented and embedded in any new entities.

| 377

Barclays’ approach to managing risks

Management of operational risk

The sources of operational risks, and how those risks are managed, are detailed in this section.
¡	The types of risks that are classified as operational risks are described on page 379.
¡	Governance, management and measurement techniques are covered on pages 380 and 381.

378 |

Barclays’ approach to managing risks

Management of operational risk

Operational risk management overview

Operational risk is defined as any instance where there is a potential or actual impact to the Group resulting from inadequate or failed internal processes, people, systems, or from an external event. The impacts to the Group can be financial, including losses or an unexpected financial gain, as well as non-financial such as customer detriment, reputational or regulatory consequences.

Overview

The management of operational risk has two key objectives:

¡	Minimise the impact of losses suffered, both in the normal course of business (small losses) and from extreme events (large losses); and
¡	Improve the effective management of the Group and strengthen its brand and external reputation.

The Group is committed to the management and measurement of operational risk and was granted a waiver by the FSA (now the PRA) to operate an Advanced Measurement Approach (AMA) for operational risk, which commenced in January 2008. The majority of the Group calculates regulatory capital requirements using AMA (93% of capital requirements), however, in specific areas the Basic Indicator Approach (7%) is applied. The Group works to benchmark its internal operational risk management and measurement practices with peer banks and to drive the further development of advanced techniques.

Organisation and structure

The Group is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. The Group has an overarching framework that sets out the approach to internal governance (The Barclays Guide). This guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and monitoring compliance. A key component of the Barclays Guide is the ERMF, the purpose of which is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective.

The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (COSO), are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group Operational Risk Framework.

Operational Risk comprises a number of specific Key Risks defined as follows:

¡	CyberSecurity: risk of loss or detriment to Barclays business and customers as a result of actions committed or facilitated through the use of networked information systems;

¡	External supplier: inadequate selection and ongoing management of external suppliers;

¡	Financial reporting: reporting mis-statement or omission within external financial or regulatory reporting;

¡	Fraud: dishonest behaviour with the intent to make a gain or cause a loss to others;

¡	Information: inadequate protection of the Group’s information in accordance with its value and sensitivity;

¡	Legal: failure to identify and manage legal risks;

¡	Payments: failure in operation of payments processes;

¡	People: inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours;
¡	Premises & security: unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats;

¡	Taxation: failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage;

¡	Technology: failure to develop and deploy secure, stable and reliable technology solutions; and

¡	Transaction operations: failure in the management of critical transaction processes.

In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational Key Risks listed above to cover areas included within conduct risk. For more information on Conduct Risk please see pages 390 to 391.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage.

The Operational Risk Framework comprises a number of elements which allow the Group to manage and measure its operational risk profile and to calculate the amount of operational risk capital that the Group needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the group operational risk policies. This framework is implemented across the Group:

¡	Vertically, through the organisational structure with all businesses required to implement and operate an operational risk framework that meets, as a minimum, the requirements detailed in these operational risk policies; and

¡	Horizontally, with the Group key risk officers required to monitor information relevant to their Key Risk from each operational risk framework element.

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. The Operational risk function

| 379

Barclays’ approach to managing risks

Management of operational risk

acts in a second line of defence capacity and provides oversight and challenge of the business operational risk profile escalating issues as appropriate.

The Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of Operational risk across the Group. The Operational Risk & Control Committee (OR&CC) is the senior executive body responsible for the oversight and challenge of Operational risk and the control environment. Depending on their nature, the outputs of the OR&CC are presented to the BCORR or the BAC.

At the business level, operational risk is monitored by executive management through specific meetings which cover governance, risk and control. Businesses are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, material control issues, operational risk events and a review of scenarios and capital.

Operational risk management is represented at the business meetings and provides specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered at the OR&CC and from time to time businesses are required to present a deep-dive of their operational risk and control environment. The committee then considers material control issues and their effective remediation. On control issues, the OR&CC additionally presents to the BAC.

Specific reports are prepared by businesses, Key Risk Officers and Group Operational Risk on a regular basis for OR&CC, BCORR and BAC.

Operational risk management

The Operational Risk framework is a key component of the ERMF and has been designed to meet a number of external governance requirements including the Basel Capital Accord, the Capital Requirements Directive and Turnbull guidance as an evaluation framework for the purposes of Section 404(a) of the Sarbanes-Oxley Act. It also supports the Sarbanes-Oxley requirements.

The operational risk framework includes the following elements:

Risk and control self-assessments

The Group identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what, if any, action is required to reduce the level of risk to the Group. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

Risk events

An operational risk event is any circumstance where, through the lack or failure of a control, the Group has actually, or could have, made a loss. The definition includes situations in which the Group could have made a loss, but in fact made a gain, as well as incidents resulting in reputational damage or regulatory impact only.

A standard threshold is used across the Group for reporting risk events and part of the analysis includes the identification of improvements to processes or controls, to reduce the recurrence and/or magnitude of risk events. For significant events, both financial and non-financial, this analysis includes the completion of a formal lessons learnt.

The Group also uses a database of external risk events which are publicly available and is a member of the Operational RiskData eXchange (ORX), a not-for-profit association of international banks formed to share anonymous loss data information. This external loss information is used to support and inform risk identification, assessment and measurement.

Key indicators

Key indicators (KIs) are metrics which allow the Group to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business and are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision making and actions.

Operational risk appetite

The Group’s approach to determining its operational risk appetite combines both quantitative measures and qualitative judgement, in order to best reflect the nature of non-financial risks.

The monitoring and tracking of operational risk measures is supplemented with qualitative review and discussion at senior management executive committees on the action being taken to improve controls and reduce risk to an acceptable level.

Operational risk appetite is aligned to the Group’s Risk Appetite Framework. The BCORR considers and recommends to the Board for approval, via the BEWRC, the Group’s risk appetite statement for operational risk based on performance in the current year and the projections for financial volatility for the following year.

Key Risk appetite statements are agreed utilising the same approach and are contained within the respective Key Risk Frameworks.

Reporting

The ongoing monitoring and reporting of operational risk is a key component of the Operational Risk Framework. Reports are used by the operational risk function and by business management to understand, monitor, manage and control operational risks and losses.

The operational risk profile is reviewed by senior management at the OR&CC and the Board at the BCORR.

Key risk scenarios

Key risk scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The key risk scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements (see following section on operational risk measurement). The assessment considers analysis of internal and external loss experience, key risk indicators, risk and control self-assessments and other risk information. The businesses and functions analyse potential extreme scenarios, considering the:

¡	Circumstances and contributing factors that could lead to an extreme event;

¡	Potential financial and non-financial impacts (for example reputational damage); and

¡	Controls that seek to limit the likelihood of such an event occurring, and the mitigating actions that would be taken if the event were to occur (for example crisis management procedures, business continuity or disaster recovery plans).

Management may then conclude whether the potential risk is acceptable (within appetite) or whether changes in risk management control or business strategy are required.

The key risk scenarios are regularly re-assessed taking into account trends in risk factors such as mis-selling, conduct and financial crime risks.

380 |

Barclays’ approach to managing risks

Management of operational risk

Operational risk measurement

The Group assesses its operational risk capital requirements using an Advanced Measurement Approach. The approach involves estimating the potential range of losses that could be incurred in a year from operational risk events, using statistical distributions. Regulatory capital requirements are set to cover 99.9% of the estimated losses. The Group also assesses its economic capital requirements to cover 99.98% of the estimated losses that exceed the typical losses (diversified across all risk classes).

The potential frequency and severity of losses is estimated for each Key Risk (within the operational risk category, including conduct) across the Group’s businesses and functions. The potential range of individual loss severities is represented by a statistical distribution, estimated from the average loss size and three extreme scenarios (from Key Risk Assessments), as well as loss data from the Operational RiskData eXchange (ORX).

The capital calculation also takes into account the possibility of dependences between operational risk losses occurring in a year (between businesses and functions and between risks). Greater allowance is made for correlation between losses within businesses than between the different types of risk, as regulators require that the Group allows sufficient conservatism to allow for potential correlation in times of stress.

In certain joint ventures and associates, the Group uses the Basic Indicator Approach to determine the capital requirements: the Africa RBB businesses, including Barclays Bank Mozambique and National Bank of Commerce (Tanzania); Barclays Bank PLC Pakistan; the business activities acquired from Lehman Brothers; the portfolios of assets purchased from Woolworths Financial Services in South Africa, Citi Cards Portugal and Italy, Standard Life Bank, ING Direct, MBNA Corporate Cards, Upromise, RCI, Egg Cards, EdCon, Sallie Mae and Ameriprice.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

| 381

Barclays’ approach to managing risks

Management of funding risk

This section provides an analysis of the management of liquidity and capital risk.
¡	Liquidity risk, with a focus on how it is managed to ensure that resources are adequate at all times including under stress, is discussed on pages 383 to 385.
¡	Capital risk, including how the risk of insufficient capital and leverage ratios is managed, is discussed on pages 385 to 386.

382 |

Barclays’ approach to managing risks

Management of funding risk

Funding Risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios. Group Treasury manage Funding Risk on a day-to-day basis with the Group Treasury Committee acting as the principle management body.

In 2014, to ensure effective oversight and segregation of duties and in line with the ERMF, the Key Risk Officer duties and conformance responsibilities were transferred from Treasury to Risk.

Capital and Liquidity Risks are separate Key Risks under Funding risk; these are covered below.

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

The Board has formally recognised a series of risks that are continuously present in Barclays and materially impact the achievement of Barclays objectives one of which is Funding risk. Liquidity risk is recognised as a Key risk within Funding risk. The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Management Framework (the Liquidity Framework) which is designed to meet the following objectives:

¡	To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk appetite as expressed by the Board; and

¡	To maintain market confidence in the Group’s name;

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Governance and organisation

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities. As per Enterprise Risk Management Framework the Treasury Key Risk Officer (KRO) approves the Liquidity Framework under which the treasury function operates. The Treasury KRO reports into the Head of Financial Risk (Principal Risk Officer) and has an independent reporting line to the risk function. The Liquidity Framework is subject to annual review. The Liquidity Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the Liquidity Risk Appetite.

The Board sets the Group’s Liquidity Risk Appetite (LRA), being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Treasury Committee is responsible for the management and governance of the mandate defined by the Board and includes the following sub committees:

¡	The Funding and Liquidity Risk Committee is responsible for the review, challenge and recommendation of the Liquidity Framework to the Treasury Committee

¡	The Liquidity Management Committee is responsible for managing the liquidity of the Group in the event of a liquidity stress

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

| 383

Barclays’ approach to managing risks

Management of funding risk

Ongoing business management	Early signs/ Mild stress	Severe Stress	Recovery	Resolution

¡ LRA and Planning ¡ Liquidity limits ¡ Early Warning Indicators Committee	¡ Monitoring and review ¡ Low cost actions and balance sheet optimism	¡ Activate Contingency Funding Plan ¡ Balance sheet reduction and business limitations	¡ Asset and liability actions to generate additional liquidity	¡ Ensure an orderly resolution can be carried out if necessary, without adverse systemic risk or exposing the public fund to loss

Risk Appetite and Planning

Under the Liquidity Framework, Barclays has established a Liquidity Risk Appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The key expression of the liquidity risk is through internal stress test. It is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

The LRA for internal stress test is approved by the Board. The LRA is reviewed on a continuous basis and is subject to formal review at least annually as part of the Individual Liquidity Adequacy Assessment (ILAA).

Statement of Liquidity Risk Appetite: The Board has approved that the Group will maintain target survival periods. These are expressed in the form of positive cash flows over designated time horizons. The Board has approved:

¡    30 days under Barclays specific stress;

¡    90 days under market wide stress; and

¡    30 days under a combined stress.

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

Examples of Liquidity limits

Liquidity buffer composition	FX cash flow limits	Concentration limits	Structured Notes limits

Secured Mismatch limits	Debt Buyback limits	Off-balance sheet commitment limits	Ratings Downgrade limits

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

Early Warning Indicators

Barclays monitors a range of market indicators for early signs of liquidity risk either in the market or specific to Barclays, a sample of which are shown in the table below. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions. Deterioration in Early Warning Indicators supports the decision to invoke the Group’s Contingency Funding Plan, which provides a framework for how the liquidity stress would be managed.

Examples of Early Warning Indicators

Change in composition of deposits	Deterioration in liquidity stress tests	Rising funding costs

Widening CDS spreads	Change in maturity profile	Repo haircut widening

384 |

Barclays’ approach to managing risks

Management of funding risk

Contingency Funding Plan and Recovery Resolution Plan

Barclays maintains a Contingency Funding Plan (CFP), which is designed to provide a framework where a liquidity stress could be effectively managed. The CFP is proportionate to the nature, scale and complexity of the business and is tested to ensure that it is operationally robust. The CFP details the circumstances in which the plan could be invoked, including as a result of adverse movements in Liquidity Early Warning Indicators. As part of the plan the Barclays Treasurer has established a Liquidity Management Committee (LMC). On invocation of the CFP by the Executive Committee (ExCo), the LMC would meet to identify the likely impact of the event on the Group and determine the response, which would be proportionate to the nature and severity of the stress.

The CFP’s key objectives are to provide the Group with a range of options to ensure the viability of the firm in a stress, set consistent Early Warning Indicators and enable the Group to be adequately prepared to respond to stressed conditions. The Group continues to work closely with the PRA on developing the resolution plan.

Capital Risk

Overview

Capital risk is the risk that the Group has insufficient capital resources to:

¡	Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

¡	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and

¡	Support its growth and strategic options.

Organisation and structure

Capital Management is integral to the Group’s approach to financial stability and sustainability management and is therefore embedded in the way businesses and legal entities operate. Capital demand and supply is actively managed on a centralised basis, at a business level, at a local entity level and on a regional basis taking into account the regulatory, economic and commercial environment in which Barclays operates.

The Group’s Capital Management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board. The Group’s objectives are achieved through well embedded capital management practices:

Primary objectives	Core practices

Provide a viable and sustainable business offering by maintaining adequate capital to cover the Group’s current and forecast business needs and associated risks	¡	Maintain a capital plan on a short term and medium term basis aligned with strategic objectives, balancing capital generation of the business with business growth and shareholder distributions

Ensure the Group and legal entities maintain adequate capital to withstand the impact of the risks that may arise under the stressed conditions analysed by the Group	¡

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

Capital planning

Capital forecasts are managed on a top-down and bottom-up analysis through both Short Term (1 Year) and Medium Term (3 year) financial planning cycles. Barclays’ capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support the Group’s risk profile, regulatory and business needs, including Transform financial targets. As a result, the Group holds a diversified capital base that provides strong loss absorbing capacity and optimised returns.

Barclays’ capital plans are continually monitored against relevant internal target capital ratios to ensure they remain appropriate, and that risks to the plan, including possible future regulatory changes, are considered.

Local management ensures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Treasury Committee, as required.

Regulatory requirements

Capital planning is set in consideration of minimum regulatory requirements in all jurisdictions in which the Group operates. Barclays’ regulatory capital requirements are determined by the PRA under the Basel III and CRD IV frameworks.

Under these regulatory frameworks, capital requirements are set in consideration of the level of risk that the firm is exposed to which is measured through both risk-weighted assets (RWAs) and leverage.

Capital held to support the level of risk identified is set in consideration of minimum ratio requirements and internal buffers. Capital requirements are set to support the firm’s level of risk both on a going concern basis and in resolution.

Target ratios

The Group’s capital plan and target ratios are set in consideration of our risk profile, business and CRD IV requirements. The Group’s targets include;

| 385

Barclays’ approach to managing risks

Management of funding risk

A CRD IV fully loaded CET1 ratio of greater than 11% in 2016 in line with our Transform targets

A total capital ratio of at least 17% by 2019 comprising;

¡	CET1 of between 11.5-12% which includes a 10.6% minimum CET1 ratio requirement (including Pillar 2A but excluding counter-cyclical buffer) and an internal management buffer of up to 1.5%

¡	2.0% Additional Tier 1(including Pillar 2A)

¡	2.9% Tier 2(including Pillar 2A)

Leverage

In addition to the Group’s capital structure, target ratios have also been set in respect of both the PRA’s leverage ratio requirement of 3% and the FPC’s final recommendations of its leverage review published 31 October 2014.

The review recommends a minimum leverage ratio requirement, a supplementary leverage ratio buffer applicable to globally systemically important banks and a countercyclical leverage ratio buffer. These recommendations would result in a fully phased in leverage ratio of 3.7% for Barclays (based on current G-SIFI and Countercyclical Buffer assumptions) applicable by 2018. We expect however to achieve a leverage ratio of greater than 4% by 2016 in line with our Transform targets.

Regulatory reform

Additional capital requirements will also arise from other regulatory reforms, including both UK, EU and US proposals on bank structural reform, current EBA ‘Minimum Requirement for own funds and Eligible Liabilities’ (MREL) proposals under EU Bank Recovery Resolution Requirement Directive (BRRD) and Financial Stability Board (FSB) Total Loss-Absorbing Capacity’ (TLAC) proposals for globally systemically important banks. Given many of the proposals are still in draft form and subject to change, the impact is still being assessed.

Governance

The Group and legal entity capital plans are underpinned by the Capital Risk Framework, which includes capital management policies and practices approved by the Treasury Committee. These plans are implemented consistently in order to deliver on the Group objectives.

The Board approves the Group capital plan, stress tests and recovery plan. The Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The Board Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast in order to understand and manage the Group’s projected capital adequacy.

Monitoring and managing capital

Capital is monitored and managed on an ongoing basis through;

Stress testing: Internal stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios, arising from 1 in 7 year and 1 in 25 year stresses. Actual recent economic, market and peer institution stresses are used to inform the assumptions of stress tests and assess the effectiveness of mitigation strategies.

The Group also undertakes stress tests prescribed by the PRA and ECB. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible stressed conditions.

Risk mitigation: As part of the stress testing process actions are identified that should be taken to mitigate the risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan defines the actions and implementation strategies available for the Group to increase or preserve capital resources in the event that stress events are more extreme than anticipated. In addition, the strong regulatory focus on resolvability has continued in 2014, from both UK and international regulators. The Group continues to work with the authorities on recovery and resolution planning (RRP), and the detailed practicalities of the resolution process, including the provision of information that would be required in the event of a resolution, so as to enhance Barclays’ resolvability.

Senior Management awareness and transparency: Barclays Treasury works closely with Central Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are considered in the Group’s capital plan. Capital risks against firm-specific and macroeconomic early warning indicators are monitored and reported to Treasury Committee, associated with clear escalation channels to senior management.

Capital management information is readily available at all times to support the Executive Management’s strategic and day-to-day business decision making, as may be required.

The Group submits its Board approved ICAAP document to the PRA on an annual basis, which forms the basis of the Individual Capital Guidance (ICG) set by the PRA.

Capital allocation – Capital allocations are approved by the Group Executive committee and monitored by the Treasury Committee, taking into consideration the risk appetite, growth and strategic aims of the Group. Barclays Bank PLC (BBPLC) is the primary source of capital to its legal entities. Regulated legal entities are, at a minimum, allocated adequate capital to meet their current and forecast regulatory and business requirements.

Transferability of capital – The Group’s policy is for surplus capital held in Group entities to be repatriated to BB PLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the re-deployment of capital across legal entities. The Group is not aware of any material impediments to the prompt transfer of capital resources, in line with the above policy, or repayment of intra-group liabilities when due.

Foreign exchange risk – The Group has capital resources and risk weighted assets denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and RWAs. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements.

The Group’s capital ratio management strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency CET1, Tier 1 and Total capital resources to foreign currency RWAs the same as the Group’s consolidated capital ratios.

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

To create foreign currency Tier 1 and Total Capital resources additional to the CET1 capital resources, the Group issues, where possible, debt capital in non-Sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays PLC or Barclays Bank PLC in USD and EUR, but can also be achieved by subsidiaries issuing capital in local currencies, such as Barclays Africa Group Limited in South Africa.

386 |

Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

This section provides an analysis of the management of reputation, conduct and environmental risk.

¡	Reputation risk is the risk of damage to the Barclays brand arising from association, action or inaction which is perceived by stakeholders to be inappropriate or unethical (see pages 388 to 389).

¡	Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or the Group and its employees because of inappropriate judgement in the execution of our business activities (see pages 390 to 391).

¡

Environmental risk arises either directly where the Group takes commercial land as collateral; indirectly where environmental issues may impact the credit worthiness of a borrower; or from damage to the Group’s image through association with clients, transactions or projects, if perceived by external stakeholders to be environmentally damaging (see pages 391).

| 387

Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

Reputation risk

The risk of damage to the Group’s brand arising from any association, action or inaction which is perceived by stakeholders (e.g. customers, clients, colleagues, shareholders, regulators, opinion formers) to be inappropriate or unethical.

Overview

Damage to the Group’s brand and consequent erosion of our reputation reduces the attractiveness of the Group to stakeholders and may lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Reputation risk may arise in many different ways, for example:

¡	Failure to act in good faith and in accordance with the Group’s values and code of conduct;

¡	Failure (real or perceived) to comply with the law or regulation, or association (real or implied) with illegal activity;

¡	Failures in corporate governance, management or technical systems;

¡	Failure to comply with internal standards and policies;

¡	Association with controversial sectors or clients;

¡	Association with controversial transactions, projects, countries or governments;

¡	Association with controversial business decisions, including but not restricted to, decisions relating to: products (in particular new products), delivery channels, promotions/advertising, acquisitions, branch representation, sourcing/supply chain relationships, staff locations, treatment of financial transactions; and

¡	Association with poor employment practices.

In each case, the risk may arise from failure to comply with either stated or expected norms, which are likely to change over time, so an assessment of reputation risk cannot be static. If not managed effectively, stakeholder expectations of responsible corporate behaviour will not be met.

The Group designated reputation risk as a Principal Risk and developed procedures and resources, including the Reputation Risk Principal and Key Risk Framework (the Framework), to support businesses and functions in dealing with reputation risks arising in their areas of activity. This Framework aligned to the overarching Group ERMF. In 2015 reputation risk has been re-designated as a Key Risk under the Conduct Risk Principal Risk.

The Framework sets out what is required to ensure reputation risk is managed effectively and consistently across the Group. Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Framework is designed explicitly in the light of that subjectivity and, together with supporting tools, policies and procedures, provides a holistic view of how the Group managed reputation risk during the year.

The following policies, tools and guidance support the Group’s businesses and functions in implementing the requirements of the Framework:

¡	The Barclays Way (Code of Conduct): sets out in one place what it means to work in the Group and the standards and behaviours expected of all colleagues. It gives examples of how the Barclays Values should be put into practice in decision-making and highlights the responsibility of individuals to challenge poor practice whenever and wherever it occurs;

¡	The Barclays Guide: outlines the Group’s governance framework and contains information about how the Group organises, manages and governs itself;

¡	Reputation Risk Appetite: is the level of risk that the Group is prepared to accept while pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented; and

¡	The Barclays Lens: is an assessment tool made up of five simple questions designed to ensure that the interests of our customers, clients, shareholders and communities are taken into account in the decisions we make every day. The Lens is applied alongside other decision-making tools to help the Group move beyond legal, regulatory and compliance concerns to consider broader societal impacts and opportunities.

Organisation and Structure

388 |

Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

The reputation risk governance structure links the Board of Barclays Bank PLC, senior management and other fora to create a vehicle for the oversight of reputation risk. The Conduct and Reputational Risk Committee (CRRC) is the designated Key Risk forum for Reputation Risk.

The Group Reputation Committee is a sub-committee of the CRRC, from which it derives its authority. It has license to investigate any matters within its responsibilities and obtain information as required from any employee of the Group, and to make decisions to resolve reputation issues escalated to it.

Each business (and function where appropriate) has a clearly defined procedure for escalation of reputation risks as part of their risk oversight process. This includes a reputation risk sub-committee (or equivalent) of their Executive Committee, which has representation from appropriate specialists e.g.: the Head of Communications. Business Risk Oversight Committee meetings consider all Principal Risks, and reputation risk as a Key Risk under conduct risk, as they relate to the associated businesses or region.

Roles and responsibilities

The principal responsibility for managing reputation risk lies with each business and function and, firstly, with the individuals responsible for making decisions that could impact Barclays’ reputation. There will, however, be circumstances where it is necessary to escalate the evaluation of the reputation risk associated with particular decisions beyond an individual, business or function.

The Group’s businesses and functions escalate material reputation risk issues to the Group Reputation Committee via their risk oversight process, which has a specified means of considering reputation related issues on an ad hoc basis as they arise (e.g.: a reputation risk subcommittee or equivalent). Issues may merit escalation due to i) the degree of risk involved; ii) the fact that the issue sets a significant precedent; or iii) the fact that the issue impacts on more than one of the Group’s businesses.

Each business (and function/region where appropriate) submits quarterly KRI reports to the Group Reputation Risk team, highlighting their most significant current and potential reputation risks and issues and how they are being managed. Reputation risk reporting takes the following forms:

¡	Quarterly reporting of key reputation risks via Business Risk Oversight Committees to Group Reputation Committee and CRRC;

¡	Six monthly reputation risk horizon scan reports, including current and emerging priority reputation risks to BCORR; and

¡	Ad hoc review of identified reputationally controversial issues/ transactions/relationships by business reputation committees, with escalation to Group Reputation Committee, where required.

| 389

Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

Conduct risk

Conduct risk is the risk that detriment is caused to customers, clients, counterparties or the Group because of inappropriate judgement in the execution of the Group’s business activities.

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing good customer outcomes and protecting market integrity. The Group has defined ten outcomes which are positive indicators that it is delivering good customer outcomes and protecting market integrity:

¡	Culture places customer interests at the heart of our strategy, planning, decision making and judgements;

¡	Strategy is to develop long term banking relationships with our customers by providing products and services that meet their needs and do not cause detriment;
¡	Does not disadvantage or exploit customers, customer segments or markets and does not distort market competition;

¡	Proactively identifies conduct risks and intervene before they crystallise by managing, escalating and mitigating them promptly;

¡	Products, services and distribution channels are designed, monitored and managed to provide value, accessibility, transparency, and to meet the needs of our customers;

¡	Provides banking products and services that meet our customers’ expectations and perform as represented. Representations are accurate and comprehensible so customers understand the products and services they are purchasing;

¡	Addresses any customer detriment and dissatisfaction in a timely and fair manner;

¡	Safeguards the privacy of personal data;

¡	Does not conduct or facilitate market abuse; and

¡	Does not conduct or facilitate financial crime.

Organisation and Structure

The CRRC is a sub-committee of the BCORR. The principal purpose of the CRRC is to review and monitor the effectiveness of Barclays’ management of Conduct and Reputation Risk.

The Conduct Risk Committee (CRC) is a senior executive body responsible for the oversight and challenge of conduct risk and the control environment within Barclays. The output of the CRC are presented to the CRRC and BCORR.

In addition, specific committees monitor conduct risk and the control environment at the business level.

Roles and responsibilities

The Conduct Risk Principal Risk Framework (PRF) comprises a number of elements that allows the Group to manage and measure its conduct risk profile. The PRF is implemented across the Group:

¡	Vertically, through an organisational structure that requires all businesses to implement and operate their own conduct risk framework that meets the requirements detailed within the ERMF; and

¡	Horizontally, with Group Key Risk Officers (KROs) required to monitor information relevant to their Key Risk from each element of the Conduct Risk PRF.

The primary responsibility for managing conduct risk and compliance with control requirements is with the business where the risk arises. The Conduct Risk Accountable Executive for each business is responsible for ensuring the implementation of and compliance with the Group Conduct Risk framework.

The Conduct Principal Risk Owner is responsible for owning and maintaining an appropriate Group-wide Conduct Risk PRF and for overseeing Group-wide Conduct Risk management.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward-looking horizon-scanning analysis as well as backward-looking evidence-based indicators from both internal and external sources.

Business-level reports are reviewed within Compliance. Compliance then creates Group-level reports for consideration by CRC, CRRC and BCORR. The Group periodically assesses its management of conduct risk through independent audits and addresses issues identified.

Event-driven reporting consists of any risks or issues that breach certain thresholds for severity and probability. Any such risks or issues must be promptly escalated to the business and the appropriate KRO.

390 |

Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

Management of Conduct Risk

Conduct risk management includes the following elements:

Conduct material risk assessments: accountable executives must complete a top-down assessment of their business model and strategy. The analysis should take into consideration both internal (e.g. historic and current business strategy and banking activities) and external factors (e.g. economic and regulatory environment). This must identify all conduct risks arising from the business model, strategy or banking activity and must include recommendations and management actions to address the conduct risks identified. These assessments must then be presented to Business Risk Oversight Committees. These assessments are reflected in Conduct Risk Reports.

Conduct risk appetite: conduct risk is a non-financial risk and is intrinsic in all of the Group’s banking activities. There is no appetite for customer detriment resulting from inappropriate judgements in the execution of its business activities. Conduct risk appetite is aligned to the Group Risk Appetite Framework. BCORR considers and recommends to the Board for approval, via the BEWRC, the Group’s conduct risk appetite statement.

Conduct risk reporting: accountable executives must produce a quarterly Conduct Risk Report which documents their businesses’ approach to understand, monitor, manage and control conduct risk.

Risk and issue reporting: risk and issue reporting provides additional senior management visibility of any conduct risks or issues that breach certain severity and probability thresholds. Thresholds have been set across the Group; any risk or issue that breaches these must be reported to BCORR (via CRRC). In addition, any risks or issues that breach more significant probability thresholds must also be escalated promptly to the business and the appropriate KRO.

Business conduct performance management information: businesses are expected to evaluate how effectively they are managing conduct risks including against metrics that align with the Key Risk Frameworks and the ten outcomes. Barclays is developing a range of business specific and Group metrics and measures which will further improve its ability to monitor and assess the identification and management of conduct risks.

Environmental Risk

The Group has a dedicated Environmental Risk Management team which is a part of the central Credit Risk Management function, recognising that environment is a mainstream credit risk issue. Environmental issues are required considerations in credit risk assessment, and environmental risk standards are included in the Wholesale Credit Risk Control Framework.

The Group’s approach to environmental credit risk management addresses risk under any of three categories:

Direct Risk can arise when the Group takes commercial land as collateral. In many jurisdictions, enforcement of a commercial mortgage by the bank, leading to possession, potentially renders the Group liable for the costs of remediating a site if deemed by the regulator to be contaminated, including for pre-existing conditions. In the UK, the Group’s approach requires commercial land, if being pledged as collateral, to be subject to a screening mechanism. Assessment of the commercial history of a piece of land and its potential for environmental contamination helps ensure any potential environmental degradation is reflected in the value ascribed to that security. It also identifies potential liabilities which may be incurred by the Group, if realisation of the security were to become a possibility.

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

Reputation Risk may arise and cause damage to the Group’s image, through association with clients, their transactions or projects if these are perceived by external stakeholders to be environmentally damaging. Where the Group is financing infrastructure projects which have potentially adverse environmental impacts, the Group’s Client Assessment and Aggregation policy and supporting Environmental and Social Risk Standard will apply. This policy identifies the circumstances in which the Group requires due diligence to include assessment of specialist environmental reports. These reports will include consideration of a wide range of the project’s potential impacts including on air, water and land quality, on biodiversity issues, on locally affected communities, including any material upstream and downstream impacts, and working conditions together with employee and community health and safety. Adherence to the Environmental and Social Risk Standard is the mechanism by which Barclays fulfils the requirements of the Equator Principles. These Principles are an internationally recognised framework for environmental due diligence in project finance. Barclays was one of the four banks which collaborated in developing the Principles, ahead of their launch in 2003 with 10 adopting banks. There are now 80 banks worldwide which have adopted the Equator Principles (see www.equator-principles.com).

Further details on the Group approach to environmental risk management can be found at Barclays.com, in the section on Citizenship; the way we do business, ‘Sustainability Risk in Lending’’.

| 391

Additional information

Additional financial disclosure

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the credit risk management section.

A. Impairment

Movements in allowance for impairment by geography
	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Allowance for impairment as at 1 January	7,258	7,799	10,597	12,432	10,796
Effects of the adoption of IFRS 10	-	-	(1,701)	-	-
Acquisitions and disposals	13	(5)	(80)	(18)	78
Unwind of discount	(153)	(179)	(211)	(243)	(213)
Exchange and other adjustments	(1,047)	(260)	(206)	(440)	331
Amounts written off:
United Kingdom	(1,313)	(1,548)	(1,972)	(2,401)	(1,928)
Europe	(742)	(957)	(1,119)	(932)	(616)
Americas	(535)	(276)	(311)	(954)	(742)
Africa and the Middle East	(423)	(534)	(655)	(695)	(627)
Asia	(24)	(28)	(62)	(183)	(397)
Recoveries:
United Kingdom	147	119	127	159	116
Europe	27	18	31	43	22
Americas	-	-	-	-	5
Africa and the Middle East	46	63	51	56	54
Asia	1	1	3	7	4
New and increased impairment allowance:
United Kingdom	1,596	1,687	1,728	2,442	2,848
Europe	757	1,131	1,566	1,299	1,434
Americas	378	514	250	438	1,323
Africa and the Middle East	449	566	853	727	949
Asia	50	31	50	56	385
Reversals of impairment allowance:
United Kingdom	(381)	(302)	(356)	(353)	(355)
Europe	(337)	(323)	(463)	(135)	(264)
Americas	(38)	(4)	(23)	(280)	(386)
Africa and the Middle East	(45)	(45)	(70)	(113)	(128)
Asia	(8)	(9)	(16)	(50)	(56)
Recoveries:
United Kingdom	(147)	(119)	(127)	(159)	(116)
Europe	(27)	(18)	(31)	(43)	(22)
Americas	-	-	-	-	(5)
Africa and the Middle East	(46)	(63)	(51)	(56)	(54)
Asia	(1)	(1)	(3)	(7)	(4)
Allowance for impairment as at 31 December	5,455	7,258	7,799	10,597	12,432
Average loans and advances for the year	505,122	525,994	564,128	548,944	532,558

392 |

Additional information

Additional financial disclosure

Analysis of impairment charges
	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Impairment charges:
United Kingdom	1,068	1,266	1,245	1,930	2,377
Europe	393	790	1,072	1,121	1,148
Americas	340	510	227	158	932
Africa and the Middle East	358	458	732	558	767
Asia	41	21	31	(1)	325
Impairment on loans and advances	2,200	3,045	3,307	3,766	5,549
Impairment on available for sale assets	(31)	1	40	1,860	51
Impairment on reverse repurchase agreements	(5)	8	(3)	(48)	(4)
Impairment charges	2,164	3,054	3,344	5,578	5,596
Other credit provisions charge	4	17	(4)	24	76
Impairment charges	2,168	3,071	3,340	5,602	5,672

The industry classifications in the tables below have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charges on loans and advances by industry
	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
United Kingdom:
Financial institutions	(9)	2	30	83	22
Manufacturing	1	44	12	41	38
Construction	8	23	25	22	77
Property	10	25	82	59	123
Energy and water	-	-	1	5	-
Wholesale and retail distribution and leisure	54	52	109	297	170
Business and other services	73	86	138	138	238
Home loans	28	38	18	66	37
Cards, unsecured and other personal lending	893	980	799	1,200	1,646
Other	10	16	31	19	26
Total United Kingdom	1,068	1,266	1,245	1,930	2,377
Overseas	1,132	1,779	2,062	1,836	3,172
Total Impairment charges	2,200	3,045	3,307	3,766	5,549

| 393

Additional information

Additional financial disclosure

Allowance for impairment by industry
	2014		2013		2012		2011		2010
As at 31 December	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial institutions	9	0.2	23	0.3	411	5.3	456	4.3	447	3.6
Manufacturing	32	0.6	84	1.2	37	0.5	97	0.9	84	0.6
Construction	33	0.6	45	0.6	31	0.4	53	0.5	76	0.6
Property	140	2.6	73	1.0	118	1.5	121	1.1	131	1.0
Government and central bank	-	-	18	0.2	-	-	-	-	-	-
Energy and water	-	-	1	-	-	-	-	-	-	-
Wholesale and retail distribution and leisure	137	2.5	124	1.7	243	3.1	378	3.6	256	2.1
Business and other services	205	3.8	202	2.8	217	2.8	258	2.4	259	2.1
Home loans	123	2.3	111	1.5	129	1.7	134	1.3	85	0.7
Cards, unsecured and other personal lending	1,912	35.1	2,228	30.7	2,043	26.2	2,469	23.3	3,020	24.3
Other	60	1.1	71	1.0	41	0.5	39	0.4	71	0.6
Total United Kingdom	2,652	48.6	2,980	41.1	3,270	41.9	4,005	37.8	4,429	35.6
Overseas	2,803	51.4	4,278	58.9	4,529	58.1	6,592	62.2	8,003	64.4
Total	5,455	100.0	7,258	100.0	7,799	100.0	10,597	100.0	12,432	100.0

Amounts written off and recovered by industry
	Amounts written off					Recoveries of amounts previously written off
	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom:
Financial institutions	1	13	55	67	68	11	1	4	-	2
Manufacturing	13	55	76	28	102	6	4	2	4	6
Construction	21	26	52	45	42	3	2	4	2	1
Property	19	34	95	71	86	17	1	7	3	4
Energy and water	-	1	1	3	-	-	-	-	-	-
Wholesale and retail distribution and leisure	48	78	246	229	103	13	4	13	39	6
Business and other services	59	138	200	127	198	10	19	22	6	7
Home loans	15	39	36	45	20	2	2	2	3	1
Cards, unsecured and other personal lending	994	1,127	1,184	1,739	1,250	81	82	73	102	75
Other	144	37	27	47	59	4	4	-	-	14
Total United Kingdom	1,314	1,548	1,972	2,401	1,928	147	119	127	159	116
Overseas	1,723	1,795	2,147	2,764	2,382	74	82	85	106	85
Total	3,037	3,343	4,119	5,165	4,310	221	201	212	265	201

Impairment ratios
	2014	2013	2012	2011	2010
	%	%	%	%	%
Impairment charges as a percentage of average loans and advances	0.44	0.58	0.59	0.69	1.04
Amounts written off (net of recoveries) as a percentage of average loans and advances	0.56	0.60	0.69	0.89	0.77
Allowance for impairment balance as a percentage of loans and advances as at 31 December	1.15	1.54	1.65	2.16	2.60

394 |

Additional information

Additional financial disclosure

B. Potential credit risk loans

Credit risk loans summary
	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Impaired loans	6,799	10,510	11,747	17,326	26,630
Accruing loans which are contractually overdue 90 days or more as to principal or interest	1,816	1,903	2,490	3,179	4,388
Impaired and restructured loans	723	885	788	837	864
Credit risk loans	9,338	13,298	15,025	21,342	31,882

Credit risk loans	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Impaired loans:
United Kingdom	3,035	3,986	4,717	5,801	5,744
Europe	2,011	4,137	4,433	5,261	5,397
Americas	317	683	357	3,759	11,928
Africa and Middle East	1,353	1,626	2,167	2,408	3,206
Asia	83	78	73	97	355
Total	6,799	10,510	11,747	17,326	26,630
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	875	953	1,227	1,216	1,380
Europe	354	503	476	650	802
Americas	149	81	96	110	164
Africa and Middle East	437	364	688	1,195	2,010
Asia	1	2	3	8	32
Total	1,816	1,903	2,490	3,179	4,388
Impaired and restructured loans:
United Kingdom	559	734	615	643	662
Europe	31	13	27	60	33
Americas	90	81	116	124	141
Africa and Middle East	42	56	25	7	20
Asia	1	1	5	3	8
Total	723	885	788	837	864
Total credit risk loans:
United Kingdom	4,469	5,673	6,559	7,660	7,786
Europe	2,396	4,653	4,936	5,971	6,232
Americas	556	845	569	3,993	12,233
Africa and Middle East	1,832	2,046	2,880	3,610	5,236
Asia	85	81	81	108	395
Credit risk loans	9,338	13,298	15,025	21,342	31,882

Potential problem loans	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
United Kingdom	821	1,112	1,035	1,110	892
Europe	208	285	430	530	669
Americas	146	99	80	106	779
Africa and Middle East	306	310	314	217	335
Asia	10	2	1	9	20
Potential problem loans	1,491	1,808	1,860	1,972	2,695

| 395

Additional information

Additional financial disclosure

	2014	2013	2012
Interest foregone on credit risk loans	£m	£m	£m
Interest income that would have been recognised under the original contractual terms
United Kingdom	195	194	245
Rest of the World	173	217	310
Total	368	411	555

Total impairment allowance coverage of credit risk loans	2014	2013	2012	2011	2010
As at 31 December	%	%	%	%	%
United Kingdom	59.3	52.5	49.9	52.3	56.9
Europe	50.9	53.4	52.8	48.9	44.8
Americas	89.7	77.4	83.0	53.3	24.2
Africa and Middle East	54.7	52.7	48.0	40.1	35.5
Asia	96.5	72.8	86.4	90.7	100.0
Total coverage of credit risk lending	58.4	54.6	51.9	49.7	39.0

Total impairment allowance coverage of potential credit risk loans	2014	2013	2012	2011	2010
As at 31 December	%	%	%	%	%
United Kingdom	50.1	43.9	43.1	45.7	51.0
Europe	46.9	50.3	48.6	44.9	40.5
Americas	71.1	69.3	72.7	51.9	22.7
Africa and Middle East	46.9	45.8	43.2	37.8	33.3
Asia	86.3	71.1	85.4	83.8	95.2
Total coverage of potential credit risk lending	50.4	48.0	46.2	45.5	36.0

396 |

Additional information

Additional financial disclosure

C. Maturity Analysis of Loans and Advances

Maturity analysis of loans and advances to customers
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but no more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom
Corporate lending	15,773	19,881	1,898	3,339	12,569	12,253	4,774	11,144	81,631
Other lending to customers in the United Kingdom	3,974	3,595	2,309	4,574	17,686	16,350	32,634	81,441	162,563
Total United Kingdom	19,747	23,476	4,207	7,913	30,255	28,603	37,408	92,585	244,194
Europe	5,049	24,717	1,404	1,692	5,901	5,408	5,116	11,950	61,237
Americas	2,624	42,198	1,487	3,800	9,219	8,665	4,382	4,685	77,060
Africa and Middle East	4,847	2,875	2,126	2,220	8,769	5,552	6,417	7,438	40,244
Asia	491	6,103	513	692	1,609	814	170	95	10,487
Total loans and advances to customers	32,758	99,369	9,737	16,317	55,753	49,042	53,493	116,753	433,222

As at 31 December 2013
United Kingdom
Corporate lending	17,462	18,251	921	2,684	12,286	8,470	8,604	10,497	79,175
Other lending to customers in the United Kingdom	4,492	3,251	2,170	4,703	18,209	16,476	31,077	80,113	160,491
Total United Kingdom	21,954	21,502	3,091	7,387	30,495	24,946	39,681	90,610	239,666
Europe	3,216	17,365	1,510	3,923	11,336	9,553	10,085	19,509	76,497
Americas	2,525	42,697	1,461	2,379	7,687	6,039	4,833	3,694	71,315
Africa and Middle East	3,665	4,700	1,628	2,451	7,908	5,567	6,569	8,175	40,663
Asia	455	10,166	199	306	1,337	629	110	142	13,344
Total loans and advances to customers	31,815	96,430	7,889	16,446	58,763	46,734	61,278	122,130	441,485

Maturity analysis of loans and advances to banks
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but no more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom	623	6,159	327	325	38	-	-	-	7,472
Europe	2,032	10,375	68	4	314	-	-	-	12,793
Americas	1,172	10,914	893	186	18	20	24	-	13,227
Africa and Middle East	939	1,086	502	478	245	-	-	-	3,250
Asia	1,109	2,604	1,446	176	22	-	12	-	5,369
Total loans and advances to banks	5,875	31,138	3,236	1,169	637	20	36	-	42,111

As at 31 December 2013
United Kingdom	571	4,687	38	282	178	36	4	661	6,457
Europe	2,228	9,577	233	96	386	-	-	-	12,520
Americas	1,808	8,599	1	1	13	-	46	-	10,468
Africa and Middle East	840	774	220	558	88	73	-	-	2,553
Asia	1,111	5,640	481	189	-	-	13	-	7,434
Total loans and advances to banks	6,558	29,277	973	1,126	665	109	63	661	39,432

| 397

Additional information

Additional financial disclosure

D. Industrial and Geographical Concentrations of Loans and Advances

Loans and advances to customers by industry	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	103,503	103,703	93,745	93,380	96,385
Manufacturing	11,849	10,632	11,907	13,264	15,096
Construction	3,767	4,245	4,625	4,931	6,173
Property	19,544	20,844	22,575	25,087	23,720
Government and central bank	7,127	4,999	4,809	6,135	5,109
Energy and water	8,557	7,547	7,638	7,425	9,240
Wholesale and retail distribution and leisure	13,635	13,288	15,070	16,818	17,886
Business and other services	22,803	20,663	24,722	27,214	27,138
Home loans	167,520	180,295	172,875	172,106	168,909
Cards, unsecured loans and other personal lending	58,914	55,806	58,863	53,783	51,724
Other	16,003	19,463	21,530	23,688	24,922
Loans and advances to customers	433,222	441,485	438,359	443,831	446,302

Loans and advances to customers in the UK	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	23,728	22,101	22,290	20,257	25,132
Manufacturing	6,274	5,411	6,078	6,282	6,744
Construction	2,957	3,195	3,108	3,444	3,683
Property	15,053	15,096	15,283	16,351	13,877
Government and central bank	276	819	198	123	80
Energy and water	2,096	1,715	2,286	1,598	2,183
Wholesale and retail distribution and leisure	9,997	9,734	9,810	10,686	11,850
Business and other services	13,944	13,052	15,971	16,731	15,430
Home loans	132,864	129,703	119,781	112,394	105,019
Cards, unsecured loans and other personal lending	28,061	30,396	31,772	29,881	28,970
Other	8,944	8,444	9,476	8,404	8,105
Loans and advances to customers in the UK	244,194	239,666	236,053	226,151	221,073

Loans and advances to customers in Europe	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	22,126	17,791	20,245	20,255	19,381
Manufacturing	1,641	2,051	2,827	3,545	4,987
Construction	193	625	663	943	1,440
Property	1,175	2,652	3,242	4,023	3,771
Government and central bank	3,759	1,583	2,458	2,167	951
Energy and water	2,612	3,119	2,376	2,453	3,621
Wholesale and retail distribution and leisure	1,105	1,524	2,588	3,134	2,938
Business and other services	1,878	2,882	2,985	5,498	6,526
Home loans	19,933	35,110	36,965	38,732	37,524
Cards, unsecured loans and other personal lending	5,226	7,146	6,346	6,875	8,348
Other	1,589	2,014	2,471	5,711	4,997
Loans and advances to customers in Europe	61,237	76,497	83,166	93,336	94,484

398 |

Additional information

Additional financial disclosure

Loans and advances to customers in the Americas	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	49,171	49,457	43,428	46,636	45,418
Manufacturing	1,458	1,308	1,229	1,400	922
Construction	119	19	1	33	34
Property	1,542	944	686	882	806
Government and central bank	320	371	785	620	354
Energy and water	2,487	1,496	1,761	2,170	2,428
Wholesale and retail distribution and leisure	490	473	739	661	651
Business and other services	3,262	2,227	2,368	1,605	1,211
Home loans	770	783	480	566	214
Cards, unsecured loans and other personal lending	15,666	12,936	12,047	9,691	8,129
Other	1,775	1,301	1,235	1,319	1,398
Loans and advances to customers in the Americas	77,060	71,315	64,759	65,583	61,565

Loans and advances to customers in Africa and the Middle East	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	4,169	6,298	4,546	2,343	2,960
Manufacturing	1,856	1,229	1,252	1,459	1,565
Construction	403	379	829	444	961
Property	1,579	2,029	3,117	3,618	4,825
Government and central bank	997	1,090	1,368	2,796	3,271
Energy and water	645	739	822	819	520
Wholesale and retail distribution and leisure	1,831	1,378	1,833	2,170	1,968
Business and other services	3,358	2,058	2,760	3,012	3,530
Home loans	13,591	14,347	15,376	19,912	25,831
Cards, unsecured loans and other personal lending	8,605	4,043	7,540	6,521	4,933
Other	3,210	7,073	7,827	7,660	9,341
Loans and advances to customers in Africa and the Middle East	40,244	40,663	47,270	50,754	59,705

Loans and advances to customers in Asia	2014	2013	2012	2011	2010
As at 31 December	£m	£m	£m	£m	£m
Financial institutions	4,309	8,056	3,236	3,889	3,494
Manufacturing	620	633	521	578	878
Construction	95	27	24	67	55
Property	195	123	247	213	441
Government and central bank	1,775	1,136	-	429	453
Energy and water	717	478	393	385	488
Wholesale and retail distribution and leisure	212	179	100	167	479
Business and other services	361	444	638	368	441
Home loans	362	352	273	502	321
Cards, unsecured loans and other personal lending	1,356	1,285	1,158	815	1,344
Other	485	631	521	594	1,081
Loans and advances to customers in Asia	10,487	13,344	7,111	8,007	9,475

| 399

Additional information

Additional financial disclosure

Interest rate sensitivity of loans and advances	2014			2013
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Banks	12,949	29,162	42,111	13,950	25,482	39,432
Customers	134,086	299,136	433,222	131,732	309,753	441,485

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets
	As % of assets	Total £m	Banks and other financial institutions £m	Government and official institutions £m	Commercial industrial and other private sectors £m
As at 31 December 2014
United States	6.2	84,606	7,196	23,409	54,001
Germany	1.4	19,481	8,381	8,620	2,480
France	2.0	26,884	12,632	5,919	8,333
Netherlands	1.1	15,080	1,437	3,279	10,364
Cayman Islands	0.9	12,480	49	1	12,430
As at 31 December 2013
United States	6.3	82,471	7,656	15,997	58,818
Germany	2.1	27,584	6,757	5,785	15,042
France	2.9	38,350	18,038	9,422	10,890
Netherlands	1.2	15,184	3,132	4,450	7,602
Spain	1.0	12,622	9,111	1,068	2,443
As at 31 December 2012
United States	6.4	95,024	7,074	19,096	68,854
Germany	2.5	37,304	8,845	5,286	23,173
France	2.1	30,895	15,546	6,940	8,409
Japan	1.4	20,370	18,533	1,815	22
Netherlands	1.2	18,209	1,377	4,351	12,481

Off-Balance Sheet and other Credit Exposures	2014	2013	2012
As at 31 December	£m	£m	£m
Contingent liabilities	21,324	21,184	22,261
Commitments	291,262	275,571	272,392
Trading portfolio assets	114,717	133,069	146,352
Financial assets designated at fair value	38,300	38,968	46,629
Derivative financial instruments	439,909	350,300	485,140
Available for sale financial investments	86,066	91,756	75,109

Notional principal amounts of credit derivatives	2014	2013	2012
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes[a]	1,183,963	1,576,184	1,768,180

Additional Related Parties disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2014: 33 persons, 2013: 37 persons, 2012: 28 persons) for the year ended 31st December 2014 amounted to £56.9m (2013: £70.0m, 2012: £70.6m). In addition, the aggregate amount set aside for the year ended 31st December 2014, to provide pension benefits for the Directors and Officers amounted to £0.3m (2013: £0.6m, 2012: £0.4m).

Note

a Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

400 |

Additional information Additional financial disclosure

Selected financial statistics	2014	2013	2012	2011	2010
	%	%	%	%	%
Return on average shareholders’ equity[a]	0.8	1.6	(0.5)	5.6	6.6
Return on average total assets[b]	-	0.1	-	0.2	0.3
Average shareholders’ equity as a percentage of average total assets	4.8	4.5	4.2	3.9	4.1

	2014	2013	2012	2011	2010
Selected income statement data	£m	£m	£m	£m	£m
Continuing operations:
Interest income	17,369	18,315	19,211	20,589	20,035
Interest expense	(5,231)	(6,662)	(7,561)	(8,393)	(7,517)
Non-interest income	13,677	16,810	13,807	20,927	19,696
Operating expenses	(20,423)	(21,974)	(21,007)	(20,881)	(20,033)
Impairment charges	(2,168)	(3,071)	(3,340)	(5,602)	(5,672)
Share of post-tax results of associates and joint ventures	36	(56)	110	60	58
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	(471)	6	28	(94)	81
Gain on acquisitions	-	26	2	-	129
Profit before tax	2,309	2,885	650	5,865	6,013
Profit attributable to equity holders of the Parent	528	963	(306)	3,533	4,122

	2014	2013	2012	2011	2010
Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	63,794	63,220	59,923	63,933	60,619
Subordinated liabilities	21,685	22,249	24,422	24,870	28,499
Deposits from banks, customer accounts and debt securities in issue	572,357	574,340	587,787	592,460	586,666
Loans and advances to banks and customers	470,424	474,059	472,809	485,277	472,793
Total assets	1,358,693	1,344,201	1,512,777	1,588,555	1,523,736

Ratio of earnings to fixed charges – Barclays Plc

	2014	2013	2012	2011	2010

	(In £m except for ratios)

Fixed charges:
Interest expense	5,283	6,715	7,557	8,388	7,512
Rental expense	261	254	251	268	254

Total Fixed charges	5,544	6,969	7,808	8,656	7,766

Earnings:
Income before taxes and non-controlling interests	2,256	2,868	797	5,770	5,999
Less: unremitted pre-tax income of associated companies and joint ventures	(45)	95	(113)	(47)	(49)

Total earnings excluding fixed charges	2,211	2,963	684	5,723	5,950
Fixed charges	5,544	6,969	7,808	8,656	7,766

Total earnings including fixed charges	7,755	9,932	8,492	14,379	13,716

Ratio of earnings to fixed charges	1.40	1.43	1.09	1.66	1.77

Notes

a  Return on average shareholders’ equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.

b  Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets

| 401

Additional information Additional financial disclosure

Ratio of earnings to combined fixed charges and preference dividends – Barclays Plc
	2014	2013	2012	2011	2010
	(In £m except for ratios)
Fixed charges, preference share dividends and similar appropriations:
Interest expense	5,283	6,715	7,557	8,388	7,512
Rental expense	261	254	251	268	254
Fixed charges	5,544	6,969	7,808	8,656	7,766
Preference share dividends and similar appropriations	443	412	466	514	594
Total fixed charges	5,987	7,381	8,274	9,170	8,360
Earnings:
Income before taxes and non-controlling interests	2,256	2,868	797	5,770	5,999
Less: unremitted pre-tax income of associated companies and joint ventures	(45)	95	(113)	(47)	(49)
Total earnings excluding fixed charges	2,211	2,963	684	5,723	5,950
Fixed charges	5,987	7,381	8,274	9,170	8,360
Total earnings including fixed charges	8,198	10,344	8,958	14,893	14,310
Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.37	1.40	1.08	1.62	1.71

402 |

Barclays Bank PLC Report of independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays Bank PLC (“the Bank”) and its subsidiaries as at 31 December 2014 and 31 December 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 44 to the consolidated financial statements, the Bank changed the manner in which it offsets certain financial instruments in 2014.

PricewaterhouseCoopers LLP

London, United Kingdom

2 March 2015

| 403

Barclays Bank PLC data

405 Consolidated income statement

406 Consolidated statement of comprehensive income

407 Consolidated balance sheet

408 Consolidated statement of changes in equity

410 Consolidated cash flow statement

411 Notes to the accounts

420 Financial data

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same as the only difference is the holding company, Barclays PLC. Reporting differences between Barclays Bank PLC and Barclays PLC are driven by the holding company and resulting differences in funding structures. The significant differences are described below.

Instrument Type	Barclays PLC	Barclays Bank PLC	Primary reason for difference
	£m	£m

Preference shares	-	5,846	Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and presented as non-controlling interests in the financial statements of Barclays PLC Group.
Other shareholders’ equity	-	485

Non-controlling interests (NCI)	6,391	2,251

Treasury shares	(84)	-

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.

Capital Redemption Reserve (CRR)	394	24	Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Barclays Bank PLC Preference Share Exchange and Repurchase

During Q2 2014 Barclays Bank PLC preference shares with a total book value of £1.5bn were repurchased by Barclays Bank PLC as part of an overall exchange of those preference shares (together with subordinated debt instruments with a nominal value of £0.6bn), for three issuances of Barclays PLC Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.2bn, €1.1bn and £0.7bn. Upon completion of the exercise, Barclays Bank PLC repurchased the preference shares for cash, funded from retained earnings, at a fair value of £1.7bn. In accordance with capital maintenance rules in the Companies Act 2006, a Capital Redemption Reserve (CRR) of £16m equal to the preference share capital nominal translated at current exchange rates was established in Barclays Bank PLC. As the preference shares are presented as NCI in the financial statements of Barclays PLC, the exchange resulted in a reduction in NCI for Barclays PLC.

Barclays Bank PLC Preference Share Redemption

During Q4 2014 Barclays Bank PLC preference shares with a total book value of £0.7bn were redeemed on their first call date. The cash redemption of the preference shares by Barclays Bank PLC at a fair value of £0.8bn was funded from retained earnings. In accordance with capital maintenance rules in the Companies Act 2006, a Capital Redemption Reserve (CRR) of £8m equal to the preference share capital nominal translated at current exchange rates was established in Barclays Bank PLC. As the preference shares are presented as NCI in the financial statements of Barclays PLC, the exchange resulted in a reduction in NCI for Barclays PLC.

Barclays Bank PLC Contingent Capital Notes (CCNs)

The Group issued two series of contingent capital notes (CCNs). These were both issued by Barclays Bank PLC and pay interest and principal to the holder unless the consolidated CRD IV CET 1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

•	In the case of the 7.675% CCN issuance, the cancellation is effected by an automatic legal transfer from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

•	In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

404 |

Barclays Bank PLC data Consolidated income statement

For the year ended 31 December	Notes	2014	2013	2012
		£m	£m	£m
Continuing operations
Interest income	a	17,369	18,315	19,211
Interest expense	a	(5,231)	(6,662)	(7,561)
Net interest income		12,138	11,653	11,650
Fee and commission income	b	9,850	10,500	10,213
Fee and commission expense	b	(1,662)	(1,748)	(1,677)
Net fee and commission income		8,188	8,752	8,536
Net trading income	c	3,310	6,548	3,350
Net investment income	d	1,328	680	690
Net premiums from insurance contracts		669	732	896
Other income		182	98	335
Total income		25,815	28,463	25,457
Net claims and benefits incurred on insurance contracts		(480)	(509)	(600)
Total income net of insurance claims		25,335	27,954	24,857
Credit impairment charges and other credit provisions	7	(2,168)	(3,071)	(3,340)
Net operating income		23,167	24,883	21,517
Staff costs	8	(11,005)	(12,155)	(11,467)
Infrastructure costs	e	(3,443)	(3,531)	(3,399)
Administration and general expenses	e	(3,615)	(4,288)	(3,691)
Provision for PPI redress	27	(1,270)	(1,350)	(1,600)
Provision for interest rate hedging products redress	27	160	(650)	(850)
Provision relating to foreign exchange	27	(1,250)	-	-
Operating expenses		(20,423)	(21,974)	(21,007)
Share of post-tax results of associates and joint ventures		36	(56)	110
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	9	(471)	6	28
Gain on acquisitions		-	26	2
Profit before tax from continuing operations		2,309	2,885	650
Taxation	f	(1,455)	(1,577)	(617)
Profit after tax		854	1,308	33
Attributable to:
Equity holders of the Parent		528	963	(306)
Non-controlling interests	n	326	345	339
Profit after tax		854	1,308	33

The note numbers refer to the notes on pages 224 to 304, whereas the note letters refer to Barclays Bank PLC supplementary notes on pages 411 to 421.

Barclays Bank PLC supplementary notes provided on pages 411 to 421 cover the line items where there is a difference to Barclays PLC.

| 405

Barclays Bank PLC data Consolidated statement of comprehensive income

For the year ended 31 December	2014	2013	2012
	£m	£m	£m
Profit after tax	854	1,308	33
Other comprehensive income/(loss) for continuing operations:
Currency translation reserve[a]
- Currency translation differences	486	(1,767)	(1,548)
Available for sale reserve[a]
- Net gains/(losses) from changes in fair value	5,346	(2,730)	1,237
- Net gains transferred to net profit on disposal	(619)	(145)	(549)
- Net (gains)/losses transferred to net profit due to impairment	(31)	(7)	40
- Net (gains)/losses transferred to net profit due to fair value hedging	(4,074)	2,376	474
- Changes in insurance liabilities	(94)	28	(150)
- Tax	(102)	100	(352)
Cash flow hedging reserve[a]
- Net gains/(losses) from changes in fair value	2,687	(1,914)	1,499
- Net gains transferred to net profit	(767)	(547)	(695)
- Tax	(380)	571	(142)
Other	(19)	(37)	96
Total comprehensive income/(loss) that may be recycled to profit and loss	2,433	(4,072)	(90)

Other comprehensive income/(loss) not recycled to profit and loss:
Retirement benefit remeasurements	268	(512)	(1,553)
Deferred tax	(63)	(3)	318
Other comprehensive income/(loss) for the year	2,638	(4,587)	(1,325)
Total comprehensive income/(loss) for the year	3,492	(3,279)	(1,292)

Attributable to:
Equity holders of the Parent	3,245	(2,979)	(1,422)
Non-controlling interests	247	(300)	130
	3,492	(3,279)	(1,292)

Note

a    For further details refer to Note m.

406 |

Barclays Bank PLC data Consolidated balance sheet

As at	Notes	31 December 2014 £m	31 December 2013[a] £m	1 January 2013 £m
Assets
Cash and balances at central banks		39,695	45,687	86,191
Items in the course of collection from other banks		1,210	1,282	1,473
Trading portfolio assets	g	114,755	133,089	146,352
Financial assets designated at fair value	14	38,300	38,968	46,629
Derivative financial instruments	j	440,076	350,460	485,140
Available for sale investments	h	86,105	91,788	75,133
Loans and advances to banks	i	42,657	39,822	42,208
Loans and advances to customers	i	427,767	434,237	430,601
Reverse repurchase agreements and other similar secured lending	22	131,753	186,779	176,522
Prepayments, accrued income and other assets		3,604	3,919	4,077
Investments in associates and joint ventures	38	711	653	633
Property, plant and equipment	23	3,786	4,216	5,754
Goodwill and intangible assets	24	8,180	7,685	7,915
Current tax assets	f	334	181	252
Deferred tax assets	10	4,130	4,807	3,559
Retirement benefit assets	35	56	133	53
Non-current assets classified as held for disposal	45	15,574	495	285
Total assets		1,358,693	1,344,201	1,512,777
Liabilities
Deposits from banks		58,390	55,615	77,345
Items in the course of collection due to other banks		1,177	1,359	1,587
Customer accounts		427,868	432,032	390,917
Repurchase agreements and other similar secured borrowing	22	124,479	196,748	217,178
Trading portfolio liabilities	13	45,124	53,464	44,794
Financial liabilities designated at fair value	17	56,972	64,796	78,561
Derivative financial instruments	j	439,320	347,118	480,987
Debt securities in issue		86,099	86,693	119,525
Subordinated liabilities	30	21,685	22,249	24,422
Accruals, deferred income and other liabilities	26	11,432	13,673	12,532
Provisions	27	4,135	3,886	2,766
Current tax liabilities	f	1,023	1,042	617
Deferred tax liabilities		255	348	341
Retirement benefit liabilities	35	1,574	1,958	1,282
Liabilities included in disposal groups classified as held for sale	45	13,115	-	-
Total liabilities		1,292,648	1,280,981	1,452,854
Total equity
Called up share capital and share premium	31	14,472	14,494	14,494
Other equity instruments	31	4,350	2,078	-
Other reserves	32	2,322	(233)	3,329
Retained earnings		42,650	44,670	39,244
Total equity excluding non-controlling interests		63,794	61,009	57,067
Non-controlling interests	n	2,251	2,211	2,856
Total equity		66,045	63,220	59,923
Total liabilities and equity		1,358,693	1,344,201	1,512,777

The note numbers refer to the notes on pages 224 to 304, whereas the note letters refer to Barclays Bank PLC supplementary note on pages 411 to 421.

These financial statements have been approved for issue by the Board of Directors on 2 March 2015.

Notes

a    The prior year has been restated to reflect the adaptation of IAS 32 revised standard.

| 407

Barclays Bank PLC data Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a] £m	Retained earnings £m	Total £m	Non- controlling Interests £m	Total equity £m
Balance as at 1 January 2014	14,494	2,078	151	273	(1,142)	485	44,670	61,009	2,211	63,220
Profit after tax	-	250	-	-	-	-	278	528	326	854
Currency translation movements	-	-	-	-	560	-	-	560	(74)	486
Available for sale investments	-	-	427	-	-	-	-	427	(1)	426
Cash flow hedges	-	-	-	1,544	-	-	-	1,544	(4)	1,540
Pension remeasurement	-	-	-	-	-	-	205	205	-	205
Other	-	-	-	-	-	-	(19)	(19)	-	(19)
Total comprehensive income/(loss) for the year	-	250	427	1,544	560	-	464	3,245	247	3,492
Buyback and issue of equity instruments	(15)	2,272	-	-	-	16	(1,683)	590	-	590
Redemption of preference Shares	(7)	-	-	-	-	8	(792)	(791)	-	(791)
Other equity instruments coupons paid	-	(250)	-	-	-	-	54	(196)	-	(196)
Equity settled share schemes	-	-	-	-	-	-	693	693	-	693
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	(866)	(866)	-	(866)
Dividends on ordinary shares	-	-	-	-	-	-	(821)	(821)	(190)	(1,011)
Dividends on preference shares and other shareholders’ equity	-	-	-	-	-	-	(441)	(441)	-	(441)
Capital contribution from Barclays PLC	-	-	-	-	-	-	1,412	1,412	-	1,412
Other reserve movements	-	-	-	-	-	-	(40)	(40)	(17)	(57)
Balance as at 31 December 2014	14,472	4,350	578	1,817	(582)	509	42,650	63,794	2,251	66,045

Balance as at 1 January 2013	14,494	-	526	2,099	59	645	39,244	57,067	2,856	59,923
Profit after tax	-	-	-	-	-	-	963	963	345	1,308
Currency translation movements	-	-	-	-	(1,201)	-	-	(1,201)	(566)	(1,767)
Available for sale investments	-	-	(375)	-	-	-	-	(375)	(3)	(378)
Cash flow hedges	-	-	-	(1,826)	-	-	-	(1,826)	(64)	(1,890)
Pension remeasurement	-	-	-	-	-	-	(503)	(503)	(12)	(515)
Other	-	-	-	-	-	-	(37)	(37)	-	(37)
Total comprehensive (loss)/income for the year	-	-	(375)	(1,826)	(1,201)	-	423	(2,979)	(300)	(3,279)
Issue of other equity instruments	-	2,078	-	-	-	-	-	2,078	-	2,078
Equity settled share schemes	-	-	-	-	-	-	689	689	-	689
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	(1,047)	(1,047)	-	(1,047)
Dividends on ordinary shares	-	-	-	-	-	-	(734)	(734)	(342)	(1,076)
Dividends on preference shares and other shareholders’ equity	-	-	-	-	-	-	(471)	(471)	-	(471)
Redemption of capital instruments	-	-	-	-	-	(100)	-	(100)	-	(100)
Capital contribution from Barclays PLC	-	-	-	-	-	-	6,553	6,553	-	6,553
Other reserve movements	-	-	-	-	-	(60)	13	(47)	(3)	(50)
Balance as at 31 December 2013	14,494	2,078	151	273	(1,142)	485	44,670	61,009	2,211	63,220

Notes

a    For further details refer to Note l.

b    For further details refer to Note m.

408 |

Barclays Bank PLC data Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other shareholder’s equity[a] £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
Published as at 1 January 2012	14,494	(130)	1,442	1,348	648	44,276	62,078	3,092	65,170
Effects of IFRS 10	-	-	-	-	-	(945)	(945)	-	(945)
Effects of IAS 19 Revised	-	-	-	-	-	(1,238)	(1,238)	-	(1,238)
Balance as at 1 January 2012	14,494	(130)	1,442	1,348	648	42,093	59,895	3,092	62,987
Profit after tax	-	-	-	-	-	(306)	(306)	339	33
Currency translation movements	-	-	-	(1,289)	-	-	(1,289)	(259)	(1,548)
Available for sale investments	-	656	-	-	-	-	656	44	700
Cash flow hedges	-	-	657	-	-	-	657	5	662
Pension remeasurement	-	-	-	-	-	(1,235)	(1,235)	-	(1,235)
Other	-	-	-	-	1	94	95	1	96
Total comprehensive (loss)/income for the year	-	656	657	(1,289)	1	(1,447)	(1,422)	130	(1,292)
Equity settled share schemes	-	-	-	-	-	717	717	-	717
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	(946)	(946)	-	(946)
Dividends paid on ordinary shares	-	-	-	-	-	(696)	(696)	(229)	(925)
Dividends on preference shares and other shareholders’ equity	-	-	-	-	-	(465)	(465)	-	(465)
Other reserve movements	-	-	-	-	(4)	(12)	(16)	(137)	(153)
Balance as at 31 December 2012	14,494	526	2,099	59	645	39,244	57,067	2,856	59,923

Notes

a    For further details refer to Note l.

b    For further details refer to Note m.

| 409

Barclays Bank PLC data Consolidated cash flow statement

For the year ended 31 December	2014 £m	2013 £m	2012 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	2,309	2,885	650
Adjustment for non-cash items:
Allowance for impairment	2,168	3,071	3,340
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,279	1,276	1,119
Other provisions, including pensions	3,600	3,673	3,080
Net profit on disposal of investments and property, plant and equipment	(620)	(145)	(524)
Other non-cash movements	(1,699)	(2,162)	5,136
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	3,538	(3,906)	(507)
Net decrease/(increase) in reverse repurchase agreements and other similar lending	55,021	(10,264)	(23,492)
Net (decrease) in deposits and debt securities in issue	(1,983)	(13,447)	(4,125)
Net (decrease)/increase in repurchase agreements and other similar borrowing	(72,269)	(20,430)	9,886
Net decrease in derivative financial instruments	2,586	811	5,699
Net decrease in trading assets	18,350	13,423	6,896
Net (decrease)/increase in trading liabilities	(8,340)	8,670	(973)
Net (increase) in financial investments	(7,156)	(6,114)	(18,764)
Net (increase)/decrease in other assets	(14,694)	125	535
Net increase/(decrease) in other liabilities	7,409	(1,190)	(1,354)
Corporate income tax paid	(1,590)	(1,558)	(1,516)
Net cash from operating activities	(12,091)	(25,282)	(14,914)
Purchase of available for sale investments	(108,639)	(92,024)	(80,797)
Proceeds from sale or redemption of available for sale investments	120,843	69,474	74,151
Purchase of property, plant and equipment	(657)	(737)	(604)
Other cash flows associated with investing activities	(886)	632	532
Net cash from investing activities	10,661	(22,655)	(6,718)
Dividends paid	(1,452)	(1,547)	(1,390)
Proceeds of borrowings and issuance of subordinated debt	826	700	2,258
Repayments of borrowings and redemption of subordinated debt	(1,100)	(1,424)	(2,680)
Net redemption of shares and other equity instruments	(1,100)	2,078	-
Capital Contribution from Barclays PLC	1,412	6,553	-
Net redemption of shares issued to non-controlling interests	-	(100)	(111)
Net cash from financing activities	(1,414)	6,260	(1,923)
Effect of exchange rates on cash and cash equivalents	(431)	198	(4,111)
Net decrease in cash and cash equivalents	(3,275)	(41,479)	(27,666)
Effects of IFRS10 on opening balance	-	-	96
Effects of IAS32 on opening balance	-	-	1,130
Cash and cash equivalents at beginning of year	81,754	123,233	149,673
Cash and cash equivalents at end of year	78,479	81,754	123,233
Cash and cash equivalents comprise:
Cash and balances at central banks	39,695	45,687	86,191
Loans and advances to banks with original maturity less than three months	36,282	35,259	34,810
Available for sale treasury and other eligible bills with original maturity less than three months	2,322	644	2,228
Trading portfolio assets with original maturity less than three months	180	164	4
	78,479	81,754	123,233

Interest received by The Group was £22,384m (2013: £23,387m) and interest paid by The Group was £9,251m (2013: £10,656m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,448m at 31 December 2014 (2013: £4,722m ).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

410 |

Barclays Bank PLC data Notes to the accounts

a Net interest income

	2014 £m	2013 £m	2012 £m
Cash and balances with central banks	193	219	253
Available for sale investments	1,615	1,804	1,736
Loans and advances to banks	452	468	376
Loans and advances to customers	14,677	15,613	16,448
Other	432	211	398
Interest income	17,369	18,315	19,211
Deposits from banks	(204)	(201)	(257)
Customer accounts	(1,434)	(2,602)	(2,490)
Debt securities in issue	(1,915)	(2,177)	(2,921)
Subordinated liabilities	(1,611)	(1,572)	(1,632)
Other	(67)	(110)	(261)
Interest expense	(5,231)	(6,662)	(7,561)
Net interest income	12,138	11,653	11,650

Interest income includes £153m (2013: £179m, 2012: £211m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in the Barclays Plc disclosures on page 149.

b Net fee and commission income

	2014 £m	2013 £m	2012 £m
Banking, investment management and credit related fees and commissions	9,695	10,332	10,037
Foreign exchange commission	155	168	176
Fee and commission income	9,850	10,500	10,213
Fee and commission expense	(1,662)	(1,748)	(1,677)
Net fee and commission income	8,188	8,752	8,536
c Net Trading Income
	2014 £m	2013 £m	2012 £m
Trading income	3,276	6,768	7,929
Own credit gains/(losses)	34	(220)	(4,579)
Net trading income	3,310	6,548	3,350

| 411

Barclays Bank PLC data

Notes to the accounts

d Net investment income

	2014 £m	2013 £m	2012 £m
Net gain from disposal of available for sale assets	620	145	298
Dividend income	9	14	42
Net gain from financial instruments designated at fair value	233	203	233
Other investment income	466	318	117
Net investment income	1,328	680	690
e Administrative and general expenses
	2014 £m	2013 £m	2012 £m
Infrastructure costs
Property and equipment	1,570	1,610	1,656
Depreciation of property, plant and equipment	585	647	669
Operating lease rentals	594	645	622
Amortisation of intangible assets	522	480	435
Impairment of property, equipment and intangible assets	172	149	17
Total infrastructure costs	3,443	3,531	3,399
Other costs
Consultancy, legal and professional fees	1,104	1,260	1,182
Subscriptions, publications, stationery and communications	842	869	727
Marketing, advertising and sponsorship	558	583	572
Travel and accommodation	213	307	324
UK bank levy	462	504	345
Goodwill Impairment	-	79	-
Other administration and general expenses	436	686	546
Total other costs	3,615	4,288	3,696
Provision for ongoing investigations and litigation relating to Foreign Exchange	1,250	-	-
Staff costs	11,005	12,155	11,467
Provision for PPI and interest rate hedging redress	1,110	2,000	2,450
Administration and general expenses[a,b]	20,423	21,974	21,012
f Tax
	2014 £m	2013 £m	2012 £m
Current tax charge
Current year	1,448	2,031	565
Adjustment for prior years	(19)	156	207
	1,429	2,187	772
Deferred tax charge/(credit)
Current year	92	(96)	(68)
Adjustment for prior years	(66)	(514)	(87)
	26	(610)	(155)
Tax charge	1,455	1,577	617

Notes

a Total administration and general expenses of £20,423m (2013: £21,974m; 2012: £21,012m) include depreciation of property, plant and equipment of £585m (2013: £647m; 2012: £669m), amortisation of intangible assets of £522m (2013: £480m; 2012: £435m), goodwill impairment of £nil (2013: £79m; 2012: £nil) and administration and other expenses of £19,316m(2013: £20,678m; 2012: £19,908m).

b The Group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and, to increase staff costs by £1,060m in 2014 and £1,084m in 2013.

412 |

Barclays Bank PLC data Notes to the accounts

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax charge of £19m (2013: £37m charge, 2012: £95m credit) principally relating to share based payments in 2014 and the UK rate change in 2013.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to The Group’s profit before tax.

	2014 £m	2013 £m	2012 £m
Profit before tax from continuing operations	2,309	2,885	650
Tax charge based on the standard UK corporation tax rate of 21.5% (2013:23.25%, 2012:24.5%)	496	671	159
Effect of non-UK profits/losses at statutory tax rates different from the UK statutory tax rate	171	267	401
Non-creditable taxes	329	559	563
Non-taxable gains and income	(282)	(234)	(604)
Share based payments	21	(13)	(63)
Deferred tax assets (previously not recognised)/not recognised	(183)	409	(135)
Change in tax rates	8	(155)	(75)
Non-deductible impairment charges, loss on disposals and UK bank levy	333	118	84
Other items including non-deductible expenses	647	313	167
Adjustments in respect of prior years	(85)	(358)	120
Tax charge	1,455	1,577	617
Effective tax rate	63.0%	54.7%	95.0%
Current tax assets and liabilities Movements on current tax assets and liabilities were as follows:
		2014 £m	2013 £m
Assets		181	252
Liabilities		(1,042)	(617)
As at 1 January		(861)	(365)
Income statement		(1,429)	(2,187)
Other comprehensive income		(1)	(5)
Corporate income tax paid		1,590	1,558
Other movements[a]		12	138
		(689)	(861)
Assets		334	181
Liabilities		(1,023)	(1,042)
As at 31 December		(689)	(861)

Note

a    Other movements include current tax amounts relating to acquisitions, disposals and exchange gains and losses.

| 413

Barclays Bank PLC data Notes to the accounts

g Trading portfolio assets

		2014 £m	2013 £m
Debt securities and other eligible bills		66,035	84,580
Equity securities		44,576	42,659
Traded loans		2,693	1,647
Commodities		1,451	4,203
Trading portfolio assets		114,755	133,089
h Available for sale financial investments
		2014 £m	2013 £m
Debt securities and other eligible bills		85,552	91,298
Equity securities		553	490
Available for sale financial investments		86,105	91,788
i Loans and advances to banks and customers
		2014 £m	2013 £m
Gross loans and advances to banks		42,657	39,832
Less: allowance for impairment		-	(10)
Loans and advances to banks		42,657	39,822

Gross loans and advances to customers		433,222	441,485
Less: allowance for impairment		(5,455)	(7,248)
Loans and advances to customers		427,767	434,237
j Derivative financial instruments
	Notional contract amount £m	Fair value Assets £m	Liabilities £m
Year ended 31 December 2014
Total derivative assets/(liabilities) held for trading	32,624,342	438,437	(438,623)
Total derivative assets/(liabilities) held for risk management	268,448	1,639	(697)
Derivative assets/(liabilities)	32,892,790	440,076	(439,320)

Year ended 31 December 2013
Total derivative assets/(liabilities) held for trading	41,983,266	347,715	(345,845)
Total derivative assets/(liabilities) held for risk management	303,645	2,745	(1,273)
Derivative assets/(liabilities)	42,286,911	350,460	(347,118)
k Subordinated liabilities
		2014 £m	2013 £m
Undated subordinated liabilities		5,640	6,127
Dated subordinated liabilities		16,045	16,122
Total subordinated liabilities		21,685	22,249

414 |

Barclays Bank PLC data Notes to the accounts

l Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Ordinary share capital	Preference share capital	Share premium	Total share capital and share premium	Other equity instruments
	£m	£m	£m	£m	£m
As at 1 January 2014	2,342	60	12,092	14,494	2,078
AT1 equity issuance	-	-	-	-	2,272
Other movements	-	(22)	-	(22)	-
As at 31 December 2014	2,342	38	12,092	14,472	4,350

As at 1 January 2013	2,342	60	12,092	14,494	-
AT1 equity issuance	-	-	-	-	2,078
As at 31 December 2013	2,342	60	12,092	14,494	2,078

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2014, comprised 2,342 million ordinary shares of £1 each (2013: 2,342 million).

Ordinary share capital constitutes 60% (2013: 60%) of total share capital issued.

Preference shares

The issued preference share capital of Barclays Bank PLC, as at 31 December 2014, comprised 1,000 Sterling Preference Shares of £1 each (2013: 1,000); 31,856 Euro Preference Shares of €100 each (2013: 240,000); 20,930 Sterling Preference Shares of £100 each (2013: 75,000); 58,133 US Dollar Preference Shares of $100 each (2013: 100,000); and 237 million US Dollar Preference Shares of $0.25 each (2013: 237 million).

During Q2 2014, 108,144 Euro Preference Shares of €100 each, 54,070 Sterling Preference Shares of £100 each and 41,867 US Dollar Preference Shares of $100 each were repurchased by Barclays Bank PLC as part of an overall exercise exchange of those preference shares (together with certain subordinated debt instruments of Barclays Bank PLC) for three issuances of Barclays PLC Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

On 15 December 2014, 100,000 Euro Preference Shares of €100 each were redeemed for cash on their first call date.

Preference share capital constitutes 40% (2013: 40%) of total share capital issued.

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

| 415

Barclays Bank PLC data Notes to the accounts

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

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of $100 each (the 6.278% Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8 June 2005 for a consideration of $995.4m (£548.1m), of which the nominal value was $10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of $10,000 per preference share until 15 December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2034, and on each dividend payment date thereafter at $10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

30 million US Dollar 6.625% non-cumulative callable preference shares of $0.25 each (the 6.625% Preference Shares), represented by 30 million American Depositary Shares, Series 2, were issued on 25 and 28 April 2006 for a consideration of $727m (£406m), of which the nominal value was $7.5m and the balance was share premium. The 6.625% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 6.625% per annum on the amount of $25 per preference share.

The 6.625% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on any dividend payment date at $25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

55 million US Dollar 7.1% non-cumulative callable preference shares of $0.25 each (the 7.1% Preference Shares), represented by 55 million American Depositary Shares, Series 3, were issued on 13 September 2007 for a consideration of $1,335m (£657m), of which the nominal value was $13.75m and the balance was share premium. The 7.1% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.1% per annum on the amount of $25 per preference share.

The 7.1% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on any dividend payment date at $25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

46 million US Dollar 7.75% non-cumulative callable preference shares of $0.25 each (the 7.75% Preference Shares), represented by 46 million American Depositary Shares, Series 4, were issued on 7 December 2007 for a consideration of $1,116m (£550m), of which the nominal value was $11.5m and the balance was share premium. The 7.75% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.75% per annum on the amount of $25 per preference share.

The 7.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on any dividend payment date at $25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

106 million US Dollar 8.125% non-cumulative callable preference shares of $0.25 each (the 8.125% Preference Shares), represented by 106 million American Depositary Shares, Series 5, were issued on 11 April 2008 and 25 April 2008 for a total consideration of $2,650m (£1,345m), of which the nominal value was $26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of $25 per preference share.

416 |

Barclays Bank PLC data Notes to the accounts

The 8.125% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on any dividend payment date at $25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.75% Preference Shares, the 6.0% Preference Shares, the 6.278% Preference Shares, the 6.625% Preference Shares, the 7.1% Preference Shares, the 7.75% Preference Shares and the 8.125% Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior approval of the UK PRA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

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

The holders of the 6% Callable Perpetual Core Tier One Notes and the $681m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the $533m 5.926% Step-up Callable Perpetual Reserve Capital Instruments, the 6.3688% Step-up Callable Perpetual Reserve Capital Instruments, the $347m 7.434% Step-up Callable Perpetual Reserve Capital Instruments and the 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.75% Preference Share, £10,000 per 6.0% Preference Share, $10,000 per 6.278% Preference Share, $25 per 6.625% Preference Share, $25 per 7.1% Preference Share, $25 per 7.75% Preference Share and $0.25 per 8.125% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

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

Other equity instruments

Other equity instruments of £4,350m (2013: £2,078m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC during 2013 and 2014. During 2013, there were two separate issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $2bn and €1bn. During 2014, there were three issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.21bn, €1.08bn and £0.7bn (The Bank AT1 securities).

The Bank AT1 securities were issued to Barclays PLC as part of an overall exchange of £1,527m of Barclays Bank PLC preference shares and £607m of subordinated debt instruments (Tier 1 Notes and Reserve Capital Instruments) for new AT1 securities issued by B PLC (The Group AT1 securities). Upon completion of the exercise, the preference shares and subordinated debt instruments were cancelled by Barclays Bank PLC.

The cash repurchase of the preference shares by Barclays Bank PLC at a fair value of £1,683m was funded from retained earnings. In accordance with capital maintenance rules in the Companies Act 2006, a Capital Redemption Reserve (CRR) of £16m equal to the preference share capital nominal translated at current exchange rates was established in Barclays Bank PLC.

| 417

Barclays Bank PLC data Notes to the accounts

The AT1 securities are perpetual securities with no fixed maturity and qualify as AT1 instruments under CRD IV.

Other shareholders’ equity

	2014	2013
	£m	£m
As at 1 January	485	645
Redemption	-	(100)
Other movements	-	(60)
As at 31 December	485	485

Included in other shareholders’ equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable in each case, at the option of the Bank, in whole on any interest payment date. The Bank is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC. During 2014 no upper tier 2 capital notes were redeemed (2013: £100m).

m Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2014 there was a debit balance of £582m (2013: £1,142m debit) in the currency translation reserve. The decrease in the debit balance of £560m (2013: £1,201m decrease to a debit balance) principally reflected the strengthening of USD against GBP. The currency translation reserve movement associated with non-controlling interests was a £74m debit (2013: £566m debit) reflecting the further depreciation of ZAR against GBP.

During the year a £91m net gain (2013: £5m) from recycling of the currency translation reserve was recognised in the income statement.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

As at 31 December 2014 there was a credit balance of £578m (2013: £151m credit) in the available for sale reserve. The increase of £427m (2013: £375m decrease) principally reflected a £5,336m gains from changes in fair value on Government Bonds, predominantly held in the liquidity pool, offset by £4,074m of losses from related hedging, £620m of net gains transferred to net profit and £103m of tax.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2014 there was a credit balance of £1,817m (2013: £273m credit) in the cash flow hedging reserve. The increase of £1,544m (2013: £1,826m decrease) principally reflected a £2,662m increase in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves decreased, partly offset by £737m gains recycled to the income statement in line with when the hedged item affects profit or loss, and £381m of tax.

n Non-controlling interests

	Profit attributable to Non- Controlling interest		Equity attributable to Non- Controlling interest		Dividends paid to Non-Controlling interest
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Barclays Africa Group Limited	320	343	2,247	2,204	189	342
Other non-controlling interests	6	2	4	7	1	-
Total	326	345	2,251	2,211	190	342

Barclays Bank PLC owns 62.3% (2013: 62.3%) of Barclays Africa Group Limited.

418 |

Barclays Bank PLC data

Notes to the accounts

Summarised financial information for Barclays Africa Group Limited

Summarised financial information for Barclays Africa Group Limited, before intercompany eliminations, is set out below:

	Barclays Africa Group Limited 2014	Barclays Africa Group Limited 2013
	£m	£m
Income statement information
Total income net of insurance claims	3,530	3,356
Profit after tax	765	807
Total other comprehensive income for the year, after tax	(7)	(71)
Total comprehensive income for the year	758	736

Statement of Cash flows information
Net cash inflows	43	109

Balance sheet information
Total assets	55,378	55,616
Total liabilities	50,150	50,500
Shareholder equity	5,228	5,116

o Dividends on ordinary shares

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

The 2014 financial statements include £821m (2013: £734m) of dividends paid. This includes the final dividend declared in relation to 2013 of £512m (2013:£373m) and interim dividends of £309m (2013: 361m), resulting in interim dividends of 13p (2013: 15p) per ordinary share and a total dividend for the year of 35p (2013: 31p) per ordinary share paid during the year.

Dividends paid on the 4.75% €100 preference shares amounted to £394.46 per share (2013: £412.32). Dividends paid on the 4.875% €100 preference shares amounted to £385.81 per share (2013: £410.72). Dividends paid on the 6.0% £100 preference shares amounted to £600.00 per share (2013: £600.00). Dividends paid on the 6.278% US$100 preference shares amounted to £383.45 per share (2013: £391.96). Dividends paid on the 6.625% US$0.25 preference shares amounted to £1.02 per share (2013: £1.06). Dividends paid on the 7.1% US$0.25 preference shares amounted to £1.09 per share (2013: £1.13). Dividends paid on the 7.75% US$0.25 preference shares amounted to £1.19 per share (2013: £1.24). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.25 per share (2013: £1.30).

Dividends paid on preference shares amounted to £441m (2013: £471m). Dividends paid on other equity instruments amounted to £252m (2013: £4m). For further detail on other equity instruments, please refer to Note i.

p Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed on pages 101 to 102.

The table below provides details of the Barclays Bank PLC Group at 31 December 2014.

Regulatory capital	2014	2013
	£m	£m
Fully loaded Common Equity Tier 1	41,513	40,387
PRA Transitional Common Equity Tier 1	40,870	40,207
PRA Transitional Tier 1	52,062	50,147
PRA Transitional Total Capital Resources	66,343	66,447

The capital composition of Barclays Bank PLC Group is broadly equivalent to Barclays PLC Group shown in the table on page 155.

q Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £53m (2013: £17m, 2012: £148m) between Barclays PLC and Barclays Bank PLC is included in Head Office Functions and Other Operations and Investment Bank; and

–

the difference in total assets of £787m (2013: £573m) is represented by holdings of Barclays PLC shares held for employee share schemes and Barclays Bank Plc issued loan notes to fund the derivatives created in Barclays Plc.

r Related Parties

The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2014: 34 persons, 2013: 38 persons, 2012: 29 persons) for the year ended 31st December 2014 amounted to £57.0m (2013: £70.3m, 2012: £70.9m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2014, to provide pension benefits for the Directors and Officers amounted to £0.3m (2013: £0.6m, 2012: £0.4m).

| 419

Barclays Bank PLC data

Additional financial information

Selected financial statistics	2014	2013	2012	2011	2010
	%	%	%	%	%
Return on average shareholders’ equity[a]	0.8	1.6	(0.5)	5.6	6.6
Return on average total assets[b]	-	0.1	-	0.2	0.3
Average shareholders’ equity as a percentage of average total assets	4.8	4.5	4.2	3.9	4.1

	2014	2013	2012	2011	2010
Selected income statement data	£m	£m	£m	£m	£m
Continuing operations:
Interest income	17,369	18,315	19,211	20,589	20,035
Interest expense	(5,231)	(6,662)	(7,561)	(8,393)	(7,517)
Non-interest income	13,677	16,810	13,807	20,927	19,696
Operating expenses	(20,423)	(21,974)	(21,007)	(20,881)	(20,033)
Impairment charges	(2,168)	(3,071)	(3,340)	(5,602)	(5,672)
Share of post-tax results of associates and joint ventures	36	(56)	110	60	58
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	(471)	6	28	(94)	81
Gain on acquisitions	-	26	2	-	129
Profit before tax	2,309	2,885	650	5,865	6,013
Profit attributable to equity holders of the Parent:	528	963	(306)	3,533	4,122

	2014	2013	2012	2011	2010
Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	63,794	63,220	59,923	63,933	60,619
Subordinated liabilities	21,685	22,249	24,422	24,870	28,499
Deposits from banks, customer accounts and debt securities in issue	572,357	574,340	587,787	581,334	574,134
Loans and advances to banks and customers	470,424	474,059	472,809	485,277	472,793
Total assets	1,358,693	1,344,201	1,512,777	1,588,555	1,523,736

Notes

a Return on average shareholders’ equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.

b Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets.

420 |

Barclays Bank PLC data

Additional financial information

Ratio of earnings to fixed charges – Barclays Bank Plc (unaudited)	2014	2013	2012	2011	2010
	(In £m except for ratios)
Ratio of earnings to fixed charges
Fixed charges
Interest expense	5,231	6,662	7,561	8,393	7,517
Rental expense	261	254	251	268	254
Total fixed charges	5,492	6,916	7,812	8,661	7,771
Earnings
Income before taxes and non-controlling interests	2,309	2,885	650	5,974	6,079
Less: unremitted pre-tax income of associated companies and joint ventures	(45)	95	(113)	(47)	(49)
Total earnings excluding fixed charges	2,264	2,980	537	5,927	6,030
Fixed charges	5,492	6,916	7,812	8,661	7,771
Total earnings including fixed charges	7,756	9,896	8,349	14,588	13,801
Ratio of earnings to fixed charges	1.41	1.43	1.07	1.68	1.78

Ratio of earnings to combined fixed charges and preference dividends – Barclays Bank Plc (unaudited)	2014	2013	2012	2011	2010
	(In £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
Interest expense	5,231	6,662	7,561	8,393	7,517
Rental expense	261	254	251	268	254
Fixed charges	5,492	6,916	7,812	8,661	7,771
Preference share dividends and similar appropriations	443	412	466	514	594
Total fixed charges	5,935	7,328	8,278	9,175	8,365
Earnings
Income before taxes and non-controlling interests	2,309	2,885	650	5,974	6,079
Less: unremitted pre-tax income of associated companies and joint ventures	(45)	95	(113)	(47)	(49)
Total earnings excluding fixed charges	2,264	2,980	537	5,927	6,030
Fixed charges	5,935	7,328	8,278	9,175	8,365
Total earnings including fixed charges	8,199	10,308	8,815	15,102	14,395
Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.38	1.41	1.06	1.65	1.72

| 421

Glossary

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

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, ESHLA loan valuation revision, gain on US Lehman acquisition assets, and gain on disposal of the investment in BlackRock, Inc.

‘Adjusted total operating expenses’ Total operating expenses adjusted to exclude the provision for Payment Protection Insurance and claims management costs (PPI redress), the provision for interest rate hedging redress, provision for ongoing investigations and litigation into Foreign Exchange and goodwill impairment.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit; ESHLA loan valuation revision, gain on US Lehman acquisition assets, gain on disposal of the investment in BlackRock Inc, provisions for Payment Protection Insurance and claims management costs (PPI redress) and interest rate hedging redress; provision for ongoing investigations and litigation into Foreign Exchange; loss on announced sale of the Spanish business; and goodwill impairment.

‘Adjusted return on average risk weighted assets’ Adjusted profit after tax as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Adjusted return on average tangible shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Advanced Measurement Approach’ Under Basel II, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) Advanced Measurement Approaches (AMA). Under AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

’Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa previously reported within Barclaycard, the Investment Bank, Corporate Banking and Wealth Management. The Africa head office function is also included in Africa Banking. This combined Africa Banking business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting African business comprises the Barclays Africa Group Limited (BAGL) listed entity, together with Barclays Egypt and Zimbabwe businesses.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

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

422 |

Glossary

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

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

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

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Iberia and Scandinavia.

‘Barclays Core’ The Core Barclays business of Personal and Corporate Banking, Barclaycard, Africa Banking and the Investment Bank, along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down, over time. See also ‘Barclays Core’

‘Basel 2’ The second of the Basel accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

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

‘BCBS 270 leverage exposure’ The denominator of the internationally agreed Basel III leverage ratio. The exposure measure makes certain adjustments to Total assets under IFRS in accordance with the requirements stated in BCBS 270 (“Basel III leverage ratio framework and disclosure requirements”).

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘BIPRU’ The Prudential sourcebook for Banks Building Societies and Investment Firms maintained by the FCA.

‘Book quality’ In the context of the Funding Risk, Capital section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Non Core Businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Personal and Corporate Banking that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Additional Common Tier 1 capital required to be held under Basel III rules to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET 1 ratio, Tier 1 capital ratio and Total Capital ratio.

| 423

Glossary

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bilateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

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

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

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

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

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

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

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

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives which drive Barclays ambition to become the “Go-To” Bank.

Cost to income jaws’ Relationship of the percentage change movement in total operating expenses relative to total income net of insurance claims.

424 |

Glossary

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

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV has come into effect on 1 January 2014.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate risk weighted assets (RWAs).

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

‘Credit Products’ Represents Credit and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale”

maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

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

| 425

Glossary

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

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank.

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

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

‘Early warning lists (EWL)’ Categorisations for wholesale customers used within Personal and Corporate Banking to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total EPS.

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

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

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

426 |

Glossary

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

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

Forbearance Programmes for Credit Cards Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 4 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

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

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

| 427

Glossary

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

‘Globally-Systemically Important Financial Institutions (G-SIFIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

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

‘High Net Worth’ Businesses within Personal and Corporate Banking that provide banking and other services to high net worth customers.

‘High Risk’ In Retail, ‘High Risk’ is defined as the subset of up-to-date cusotmers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether financial assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

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

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

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

Insurance Risk The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

428 |

Glossary

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

‘Internal Assessment Approach (IAA)’ one of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an external credit assessment institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘IMM’ / ‘Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal-Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘AIRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–	Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ Consists of origination led and returns focused markets and banking business.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, Debt and Equity underwriting.

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

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

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

‘Leverage ratio’ A measure prescribed by the regulators under Basel 3, which is the ratio of CRD IV Tier 1 capital to total leverage exposure.

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

| 429

Glossary

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

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts calculated for PCB, Africa Banking, Barclaycard and Non-Core Retail. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

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

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

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

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

430 |

Glossary

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

‘Net interest margin’ Net interest income divided by the sum of the average assets and average liabilities for those businesses.

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

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

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

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

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

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

| 431

Glossary

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal and Corporate Banking’ An operating segment that combines core elements of UK Retail and Business Banking, global Wealth and Investment Management, and global Corporate Banking. Transfers to the Non-Core segment include the UK retail insurance underwriting and investment businesses; selected non-core corporate banking in Europe and the Middle East and certain long-dated corporate loans; local Wealth operations in certain overseas locations; and certain asset management businesses. The African businesses of Corporate Banking and Wealth Management have been moved to Africa Banking.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

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

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

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

‘Properties in Possession held as ’Loans and Advances to Customers’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

432 |

Glossary

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

‘Prudent valuation adjustment’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). Includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ Re-aging is the returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (Re-REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

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

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as this may take several months whereas the “funding/investment” benefit reduces immediately.

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

‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

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

‘Return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

| 433

Glossary

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

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

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

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

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Non-Core Securities and Loans comprise non-strategic businesses, predominantly from the non-core Investment Bank and Corporate.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

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

‘Securitised Products’ A business within Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

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

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach is detailed in BIPRU 4.5.

‘South Africa’ The operations of Africa Banking based in South Africa.

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

434 |

Glossary

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

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

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

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

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

‘Total outstanding balance’ In Retail, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

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

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

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

| 435

Glossary

these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the standardised approach to credit risk

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

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

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

436 |

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 3, 2015	Barclays PLC
(Registrant)

By
/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 3, 2015	Barclays Bank PLC
(Registrant)

By
/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director

| 437

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays PLC (incorporated by reference to the Form 6-K filed on May 2nd, 2013)

1.2	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

2.1	Long Term Debt Instruments: Neither Barclays PLC nor Barclays Bank PLC is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of either Barclays PLC’s or Barclays Bank PLC’s total assets (on a consolidated basis) is authorised to be issued. Each of Barclays PLC and Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.0	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.1	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.2	Rules of the Barclays PLC Approved Incentive Share Option Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.3	Rules of the Barclays PLC Unapproved Incentive Share Option Plans (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.4	Rules of the Barclays PLC Executive Share Award Scheme - Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.5	Rules of the Barclays Group Special Award Performance Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.6	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.7	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19th, 2008)

4.8	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19th, 2008)

4.9	Rules of the Barclays Group Share Value Plan (incorporated by reference to the 2014 Form 20-F filed on March 14th, 2014)

4.10	Rules of the Barclays PLC Long Term Incentive Plan (Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.11	Service Contract – Antony Jenkins (incorporated by reference to the 2012 Form 20-F filed on March 13 2013)

4.12	Contract of Employment – Tushar Morzaria (Incorporated by reference to the 2014 Form 20-F filed on 14th March 2014)

4.13	Appointment Letter – Sir John Sunderland (Incorporated by reference to the 2005 Form 20-F filed on 29th March 2006)

4.14	Appointment Letter – Fulvio Conti (incorporated by reference to the 2006 Form 20-F filed on March 26, 2007)

4.15	Appointment Letter – Sir Michael Rake (incorporated by reference to the 2007 20-F filed on March 26, 2008)

4.16	Appointment Letter – Reuben Jeffery III (incorporated by reference to the 2009 Form 20-F filed on March 19, 2010)

4.17	Appointment Letter – Dambisa Moyo (incorporated by reference to the 2010 Form 20-F filed on March 21, 2011)

4.18	Appointment Letter – Sir David Walker (incorporated by reference to the 2013 Form 20-F filed on March 13, 2013)

4.19	Appointment Letter – Tim Breedon (incorporated by reference to the 2013 Form 20-F filed on March 13, 2013)

4.20	Appointment Letter – Diane de Saint Victor (incorporated by reference to the 2013 Form 20-F filed on March 13, 2013)

4.21	Appointment Letter – Michael Ashley (Incorporated by reference to the 2014 Form 20-F filed on 14th March 2014)

4.22	Appointment Letter – Wendy Lucas-Bull (Incorporated by reference to the 2014 Form 20-F filed on 14th March 2014)

4.23	Appointment Letter – Stephen Thieke (Incorporated by reference to the 2014 Form 20-F filed on 14th March 2014)

4.24	Appointment Letter – Frits van Paasschen (Incorporated by reference to the 2014 Form 20-F filed on 14th March 2014)

4.25	Appointment Letter - Crawford Gillies

4.26	Appointment Letter - John McFarlane

7.1	Ratios of earnings to fixed charges. The calculations can be found in the Barclays Bank PLC financial data on page 421 of the Form 20-F.

7.2	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations. The calculations can be found in the Barclays Bank PLC financial data on page 421 of the Form 20-F.

7.3	Ratios of earnings to fixed charges. The calculations can be found in the Barclays PLC financial data on page 401 of the Form 20-F.

7.4	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations. The calculations can be found in the Barclays PLC financial data on page 402 of the Form 20-F.

8.1	List of subsidiaries

11.1	Code of Ethics

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.

99.1	A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2014.

99.2	A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2014.