Form 20-F
period 2015-12-31
BARCLAYS PLC; BARCLAYS BANK PLC
filed 2016-03-01
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC

Title of Each Class	Name of Each Exchange On Which Registered

25p ordinary shares	New York Stock Exchange*

Title of Each Class	Name of Each Exchange On Which Registered
American Depository Shares, each representing four 25p ordinary shares	New York Stock Exchange

4.375% Fixed Rate Subordinated Notes due 2024	New York Stock Exchange

2.75% Fixed Rate Senior Notes due 2019	New York Stock Exchange

2.00% Fixed Rate Senior Notes due 2018	New York Stock Exchange

3.65% Fixed Rate Senior Notes due 2025	New York Stock Exchange

2.875% Fixed Rate Senior Notes due 2020	New York Stock Exchange

5.25% Fixed Rate Senior Notes due 2045	New York Stock Exchange

3.25% Fixed Rate Senior Notes due 2021	New York Stock Exchange

4.375% Fixed Rate Senior Notes due 2026	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered

Callable Floating Rate Notes 2035	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 2	New York Stock Exchange*

American Depository Shares, Series 2, each representing one Non-Cumulative Callable Dollar Preference Share, Series 2	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 3	New York Stock Exchange*

American Depository Shares, Series 3, each representing one Non-Cumulative Callable Dollar Preference Share, Series 3	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 4	New York Stock Exchange*

American Depository Shares, Series 4, each representing one Non-Cumulative Callable Dollar Preference Share, Series 4	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*

American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange

5.140% Lower Tier 2 Notes due October 2020	New York Stock Exchange

Floating Rate Senior Notes due December 9 2016	New York Stock Exchange

iPath® Bloomberg Commodity Index Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Cocoa Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Lead Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Platinum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® S&P GSCI® Total Return Index ETN	NYSE Arca

iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca

iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca

iPath® MSCI India IndexSM ETN	NYSE Arca

iPath® EUR/USD Exchange Rate ETN	NYSE Arca

iPath® GBP/USD Exchange Rate ETN	NYSE Arca

iPath® JPY/USD Exchange Rate ETN	NYSE Arca

iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® Long Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Long Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Short Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Long Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Global Carbon ETN	NYSE Arca

iPath® Optimized Currency Carry ETN	NYSE Arca

iPath® US Treasury Steepener ETN	NASDAQ

iPath® US Treasury Flattener ETN	NASDAQ

iPath® US Treasury 2-year Bull ETN	NASDAQ

iPath® US Treasury 2-year Bear ETN	NASDAQ

iPath® US Treasury 10-year Bull ETN	NASDAQ

iPath® US Treasury 10-year Bear ETN	NASDAQ

iPath® US Treasury Long Bond Bull ETN	NASDAQ

iPath® US Treasury Long Bond Bear ETN	NASDAQ

iPath® Pure Beta Broad Commodity ETN	NYSE Arca

iPath® Pure Beta S&P GSCI®-Weighted ETN	NYSE Arca

iPath® Pure Beta Cocoa ETN	NYSE Arca

iPath® Pure Beta Coffee ETN	NYSE Arca

iPath® Pure Beta Cotton ETN	NYSE Arca

iPath® Pure Beta Sugar ETN	NYSE Arca

iPath® Pure Beta Aluminum ETN	NYSE Arca

iPath® Pure Beta Copper ETN	NYSE Arca

iPath® Pure Beta Lead ETN	NYSE Arca

iPath® Pure Beta Nickel ETN	NYSE Arca

iPath® Pure Beta Crude Oil ETN	NYSE Arca

iPath® Seasonal Natural Gas ETN	NYSE Arca

iPath® Pure Beta Agriculture ETN	NYSE Arca

iPath® Pure Beta Grains ETN	NYSE Arca

iPath® Pure Beta Softs ETN	NYSE Arca

iPath® Pure Beta Industrial Metals ETN	NYSE Arca

iPath® Pure Beta Energy ETN	NYSE Arca

iPath® Pure Beta Livestock ETN	NYSE Arca

iPath® Pure Beta Precious Metals ETN	NYSE Arca

iPath® US Treasury 5-year Bull ETN	NASDAQ

iPath® US Treasury 5-year Bear ETN	NASDAQ

iPath® S&P 500 Dynamic VIX ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN (II)	NYSE Arca

iPath® GEMS IndexTM ETN	NYSE Arca

iPath® GEMS Asia 8 ETN	NYSE Arca

iPath® Asian and Gulf Currency Revaluation ETN	NYSE Arca

iPath® S&P MLP ETN	NYSE Arca

Barclays ETN+ S&P 500® VEQTOR™ ETN	NYSE Arca

Barclays ETN+ Shiller CAPETM ETNs	NYSE Arca

Barclays ETN+ Select MLP ETN	NYSE Arca

Barclays ETN+ FI Enhanced Europe 50 ETN	NYSE Arca

Barclays ETN+ FI Enhanced Global High Yield ETN	NYSE Arca

Barclays OFI SteelPath MLP ETN	NYSE Arca

Barclays Women in Leadership ETN	NYSE Arca

Barclays Return on Disability ETN	NYSE Arca

Barclays Inverse US Treasury Composite ETN	NASDAQ

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements to the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	16,804,603,949
Barclays Bank PLC	£1 ordinary shares	2,342,558,515
	£1 preference shares	1,000
	£100 preference shares	20,930
	€100 preference shares	31,856
	$0.25 preference shares	237,000,000
	$100 preference shares	58,133

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

Yes ☐    No ☐

SEC Form 20-F Cross reference information

Form 20-F item number			Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable
3	Key Information
	A.	Selected financial data	186, 189, 312-313, 431-432
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	87-94
4	Information on the Company
	A.	History and development of the company	43-44, 285-286 (note 36), 291 (note 38), 299-305 (note 46), 434-435, 476-478
	B.	Business overview	i (Market and other data), 177, 181-182, 191-192, 215, 218-220 (note 1), 231-233 (note 15), 261-271 (note 29)
	C.	Organizational structure	285-286 (note 36), 299-305 (note 46)
	D.	Property, plants and equipment	255 (Note 23), 256-257 (Note 24), 258 (Note 25)
4A	Unresolved staff comments		Not applicable
5	Operating and Financial Review and Prospects
	A.	Operating results	145-146, 177-182, 184-208, 221-306
	B.	Liquidity and capital resources	103-105, 115-116, 130, 148-171, 177-182, 231-233 (note 15), 272-275 (note 30), 276 (note 31), 291-293 (note 39), 297 (note 43), 441
	C.	Research and development, patents and licenses, etc.	Not applicable

	D.	Trend information	–
	E.	Off-balance sheet arrangements	261 (note 28), 286-290 (note 37), 291-293 (note 39)
	F.	Tabular disclosure of contractual obligations	411
	G.	Safe harbor	i (Forward-looking statements)
6	Directors, Senior Management and Employees
	A.	Directors and senior management	3-5, 324-329
	B.	Compensation	50-83, 281-284 (note 35), 294-296 (note 41)
	C.	Board practices	6-49, 67-71
	D.	Employees	49 (Full time employees by region), 193, 195, 197, 199, 201, 202, 204
	E.	Share ownership	50-83, 279-280 (note 34), 294-296 (note 41), 333-335
7	Major Shareholders and Related Party Transactions
	A.	Major shareholders	44, 323
	B.	Related party transactions	294-296 (note 41), 431, 453 (note r)
	C.	Interests of experts and counsel	Not applicable
8	Financial Information
	A.	Consolidated statements and other financial information	184-185, 208-305, 434-455
	B.	Significant changes	Not applicable
9	The Offer and Listing
	A.	Offer and listing details	312-314
	B.	Plan of distribution	Not applicable
	C.	Markets	312-314
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10	Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	43-45, 307-311
	C.	Material contracts	81-82, 276 (note 31)
	D.	Exchange controls	318
	E.	Taxation	314-318
	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	318
	I.	Subsidiary information	285-286 (note 36) 299-305 (note 46)
11	Quantitative and Qualitative Disclosure about Market Risk		101-102, 138-147, 297 (note 43), 376-391

Form 20-F item number			Page and caption references in this document*
12	Description of Securities Other than Equity Securities
	A.	Debt Securities	Not applicable

	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable
	D.	American Depositary Shares	312, 316-320
13	Defaults, Dividends Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures
	A.	Disclosure controls and procedures	324
	B.	Management’s annual report on internal control over financial reporting	40
	C.	Attestation report of the registered public accounting firm	210
	D.	Changes in internal control over financial reporting	40
16A	Audit Committee Financial Expert		10
16B	Code of Ethics		322
16C	Principal Accountant Fees and Services		16-18, 296 (note 42), 321 (External auditor objectivity and independence: Non-Audit Services)
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		45, 276 (Share repurchase)
16F	Change in Registrant’s Certifying Accountant		324
16G	Corporate Governance		322
17	Financial Statements		Not applicable (See Item 8)
18	Financial Statements		Not applicable (See Item 8)
19	Exhibits		Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

  Return to stability

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2015 to the corresponding twelve months of 2014 and balance sheet analysis as at 31 December 2015 with comparatives relating to 31 December 2014. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively.

Comparatives have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our Form 6-K filed with the SEC dated 14 July 2014.

References throughout this document to ‘provisions for ongoing investigations and litigation including Foreign Exchange’ mean ‘provisions held for certain aspects of ongoing investigations involving certain authorities and litigation including Foreign Exchange.’

The information in this document does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US SEC (2015 20-F) and which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Strategic Update

On 1 March 2016, Barclays also announced certain strategy updates of the Group, including in relation to reorganisation of operating segments into Barclays UK and Barclays Corporate & International, the intention to reduce the Group’s stake in Barclays Africa Group Limited, the contribution of certain assets to the Non-Core segment, revised guidance on future dividends and new Group financial targets. Further information can be found in the Form 6-K regarding the “Group Chief Executive Officer—Strategy Update” filed by Barclays on 1 March 2016, which is incorporated herein by reference.

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

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit before tax is the non-IFRS equivalent of profit before tax as it excludes the impact of own credit, impairment of goodwill and other assets relating to businesses being disposed, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation including Foreign Exchange, losses on sale relating to the Spanish, Portuguese and Italian businesses, Education, Social Housing, and Local Authority (ESHLA) revision of valuation methodology, and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 192 for the Group;

– Adjusted profit after tax represents profit after tax excluding the post-tax impact of own credit, impairment of goodwill and other assets relating to businesses being disposed, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation including Foreign Exchange, loss on sale relating to the Spanish, Portuguese and Italian businesses, Education, Social Housing, and Local Authority (ESHLA) revision of valuation methodology, and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 192 for the Group;

– Adjusted attributable profit represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is attributable profit. A reconciliation to IFRS is provided on page 192 for the Group;

– Adjusted income and adjusted total income net of insurance claims represents total income net of insurance claims adjusted to exclude the impact of own credit, revision of Education, Social Housing, and Local Authority (ESHLA) valuation methodology and gain on US Lehman acquisition assets. A reconciliation to IFRS is presented on page 192 for the Group;

– Adjusted net operating income represents net operating income excluding the impact of own credit; the gain on US Lehman acquisition assets and revision of ESHLA valuation methodology. A reconciliation to IFRS is presented on page 192 for the Group;

– Adjusted total operating expenses represents operating expenses excluding impairment of goodwill and other assets relating to businesses being disposed, provisions for UK customer redress, provisions for ongoing investigations and litigation including Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 192 for the Group;

– Adjusted litigation and conduct represents litigation and conduct excluding the provisions for UK customer redress and the provision for ongoing investigations and litigation including Foreign Exchange. A reconciliation to IFRS is presented on page 192 for the Group;

– Adjusted cost: income ratio represents adjusted operating expenses (defined above) compared to adjusted income (defined above). A reconciliation to IFRS is presented on page 192 for the Group;

– Adjusted compensation: net operating income ratio represents compensation costs: net operating income ratio excluding the impact of own credit; and the revision of ESHLA valuation methodology. A reconciliation is provided on page 192 for the Group;

– Adjusted compensation: operating income ratio represents compensation costs: operating income ratio excluding the impact of credit impairment charges and other provisions; own credit; gain on US Lehman acquisition and revision of ESHLA valuation methodology. A reconciliation is provided on page 192 for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit (page 205) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue. A reconciliation to IFRS is provided on page 192 for the Group;

– Adjusted return on average shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests, the impact of own credit on retained earnings, and other equity instruments. The comparable IFRS measure is return on average shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments. A reconciliation to IFRS is provided on page 192 for the Group;

– Adjusted return on average tangible shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests, the impact of own credit on retained earnings, and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on average tangible shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. A reconciliation to IFRS is provided on page 192 for the Group;

– Barclays Core results are non-IFRS measures because they represent the sum of five Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office. A reconciliation to IFRS is provided on pages 191 and 192;

– Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the year ended 31 December 2015 for the income statement and the 31 December 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods;

– Net Stable Funding Ratio (NSFR) is calculated according to the definition and methodology detailed in the standard provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised in October 2014 (‘Basel III: The Net Stable Funding Ratio’, October 2014). The metric is a regulatory ratio that is not yet finalised in local regulations and, as such, represents a non-IFRS measure. This definition and the methodology used to calculate this metric is subject to further revisions ahead of the implementation date and our interpretation of this calculation may not be consistent with that of other financial institutions;

– Liquidity Coverage Ratio (LCR) is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is applicable from 01 October 2015 and as such is a binding measure as at 31 December 2015;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 150 for a reconciliation of this measure to CRD IV CET1 ratio.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; United Kingdom (UK), United States (US), Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC which are available on the SEC’s website at http://www.sec.gov.

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

References to Pillar 3 report

This document contains references throughout to Barclays annual risk report, the Pillar 3. Reference to the aforementioned report is made for information purposes only, and information found in said report is not incorporated by reference into this document.

Contents

Governance		Page
Our corporate governance processes and the role they play in supporting the delivery of our strategy, including reports from the Chairman and each of the Board Committee Chairmen.	Directors’ report	2
	▪ Who we are	3
	▪ What we did in 2015	6
	▪ How we comply	35
	▪ Other statutory information	42
	People	46
	Remuneration report	50

Financial review		Page
A review of the performance of Barclays, including the key performance indicators, and our businesses’ contribution to the overall performance of the Group.	Key performance indicators	184
	Consolidated summary income statement	186
	Income statement commentary	187
	Consolidated summary balance sheet	189
	Balance sheet commentary	190
	Analysis of results by business	191
	Margins analysis	207

Financial statements		Page
Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance of the Group.	Consolidated financial statements	209
	Notes to the financial statements	221
	▪ Performance/return	187
	▪ Assets and liabilities held at fair value	230
	▪ Financial instruments held at amortised cost	253
	▪ Non-current assets and other investments	255
	▪ Accruals, provisions, contingent liabilities and legal proceedings	259
	▪ Capital instruments, equity and reserves	272
	▪ Employee benefits	279
	▪ Scope of consolidation	285
	▪ Other disclosure matters	294

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 1

Governance

Contents

Our corporate governance processes and the role they play in supporting the delivery of our strategy, including reports from the Chairman and each of the Board Committee Chairmen.

2 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

Who we are

Board of Directors1

Board of Directors[a]

Barclays understands the importance of having a Board containing the right balance of skills, experience and diversity and the composition of the Board is regularly reviewed by the Board Nominations Committee. The skills and experience of the current Directors and the value they bring to the Board is described below. Full biographies can be accessed online via home.barclays/investorrelations

John McFarlane Chairman Age: 68 Appointed: 1 January 2015

Relevant skills and experience

John is a former CEO of Australia and New Zealand Banking Group Limited with extensive financial services experience across retail, commercial and investment banking, gained both globally and in the UK. John has a proven track record of implementing cost reduction, cultural transformation and driving through strategic change; most recently demonstrated during his time as chairman of Aviva plc. He is also an experienced non-executive director and chairman. John became Chairman at the conclusion of the April 2015 AGM. He became Executive Chairman in July 2015 and held this position until 1 December 2015, when he resumed the role of Chairman.

Other principal appointments

Old Oak Holdings Limited; Westfield Corporation;

Chairman, The CityUK

Committees

Nom*

Jes Staley Group Chief Executive Age: 59 Appointed: 1 December 2015

Relevant skills and experience

Jes has nearly four decades of extensive experience in banking and financial services. He worked for more than 30 years at JP Morgan, initially training as a commercial banker, and later advancing to the leadership of major businesses involving equities, private banking and asset management, and ultimately heading the company’s global investment bank. Most recently, Jes served as managing partner at BlueMountain Capital. These roles have provided him with a vast experience in leadership and he brings a wealth of investment banking knowledge to the Board. Jes joined Barclays as Group Chief Executive on 1 December 2015.

Other principal appointments

None

Committees

None

Sir Gerry Grimstone Deputy Chairman and Senior Independent Director Age: 66 Appointed: 1 January 2016

Relevant skills and experience

Sir Gerry brings to the Board a wealth of investment banking, financial services and commercial experience gained through his senior roles at Schroders and his various former board positions. Sir Gerry has global business experience across the UK, Hong Kong, the Middle East and the US.

Sir Gerry has significant experience as a non-executive director and chairman. He is currently the chairman of Standard Life plc, independent non-executive board member of Deloitte LLP and the lead non-executive at the Ministry of Defence.

Other principal appointments

Financial Services Trade and Investment Board;

The Shareholder Executive

Committees

Nom, Rep*

Mike Ashley Non-executive Age: 61 Appointed: 18 September 2013

Relevant skills and experience

Mike has deep knowledge of auditing and associated regulatory issues, having worked at KPMG for over 20 years, where he was a partner. Mike was the lead engagement partner on the audits of large financial services groups including HSBC, Standard Chartered and the Bank of England. While at KPMG, Mike was Head of Quality and Risk Management for KPMG Europe LLP, responsible for the management of professional risks and quality control. He also held the role of KPMG UK’s Ethics Partner.

Other principal appointments

ICAEW Ethics Standards Committee; European Financial Reporting Advisory Group’s Technical Expert Group; Chairman, Government Internal Audit Agency; Charity Commission; International Ethics Standards Board for Accountants

Committees

Aud*, Nom, Ris

Tim Breedon Non-executive Age: 58 Appointed: 1 November 2012

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

Other principal appointments

Marie Curie Cancer Care; Chairman, Apax Global

Alpha Limited

Committees

Aud, Nom, Rem, Ris*

Crawford Gillies Non-executive Age: 59 Appointed: 1 May 2014

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

Crawford intends to retire from his position at Standard Life plc in 2016.

Other principal appointments

SSE plc; Control Risks Group Holdings Limited

Committees

Aud, Nom, Rem*

Reuben Jeffery III Non-executive Age: 62 Appointed: 16 July 2009

Relevant skills and experience

Reuben has extensive financial services experience, particularly within investment banking and wealth management, through his role as CEO and president of Rockefeller & Co. Inc. and Rockefeller Financial Services Inc. and his former senior roles with Goldman Sachs, including as the managing partner of the Paris office.

His various government roles in the US, including as chairman of the Commodity Futures Trading Commission, provides the Board with insight into the US political and regulatory environment.

Other principal appointments

International Advisory Council of the China Securities Regulatory Commission; Advisory Board of Towerbrook Capital Partners LP; Advisory Board of J. Rothschild Capital Management Limited; Financial Services Volunteer Corps; The Asia Foundation

Committees

Nom, Ris

[a]	Full Director biographies can be found on pages 324 to 327
[1]	The composition of the Board is correct as at 29 February 2016.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 3

Wendy Lucas-Bull Non-executive Age: 62 Appointed: 19 September 2013

Relevant skills and experience

Wendy has significant financial services and African banking experience gained through CEO and senior executive roles on the boards of large South African banks, including Barclays Africa Group Limited. As a CEO she has a track record of successful financial turnaround and cultural transformation of a major South African bank. Her expertise in asset management, investment, commercial and retail banking on the continent is invaluable to the Board given its operations in the region.

Wendy’s previous experience of leading on a number of conduct-related consultations also provides Barclays with valuable insight into conduct risk issues.

Other principal appointments

Chairman, Barclays Africa Group Limited; Chairman, Absa Bank Limited; Chairman, Absa Financial Services; Afrika Tikkun NPC (non-profit); Peotona Group Holdings

Committees

Rep

Tushar Morzaria Group Finance Director Age: 47 Appointed: 15 October 2013

Relevant skills and experience

Tushar joined Barclays in 2013 having spent the previous four years in senior management roles with JP Morgan, most recently as the CFO of its Corporate & Investment Bank.

Throughout his time with JP Morgan he gained strategic financial management and regulatory relations experience. Since joining the Board he has been a driving influence on the Group’s strategic cost programme, and managing the Group’s capital plan, particularly in response to structural reform.

Other principal appointments

None

Committees

None

Dambisa Moyo Non-executive Age: 47 Appointed: 1 May 2010

Relevant skills and experience

Dambisa is an international economist and commentator on the global economy, having completed a PhD in economics. Dambisa has a background in financial services and a wide knowledge and understanding of African economic, political and social issues, in addition to her experience as a director of companies with complex, global operations.

Other principal appointments

SABMiller Plc; Barrick Gold Corporation; Seagate Technology plc

Committees

Rem, Rep

Frits van Paasschen Non-executive Age: 54 Appointed: 1 August 2013

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

Other principal appointments

None

Committees

Rep

Diane de Saint Victor Non-executive Age: 61 Appointed: 1 March 2013

Relevant skills and experience

Diane holds the roles of executive director, general counsel and company secretary of ABB Limited, a listed international power and automation technologies company. Diane’s legal background, combined with her knowledge of regulatory and compliance requirements, bring a unique perspective to the discussions of the Board and its Committees.

Other principal appointments

None

Committees

Aud, Rep

Diane Schueneman Non-executive Age: 63 Appointed: 25 June 2015

Relevant skills and experience

Diane joined Barclays after an extensive career at Merrill Lynch, holding a variety of senior roles. Diane brings a wealth of experience in managing global, cross-discipline business operations, client services and technology in the financial services industry. Diane’s experience is a good addition to discussions of the Board and the Board Risk Committee. Diane will also join the Board Audit Committee with effect from 1 March 2016.

Other principal appointments

None

Committees

Ris

Steve Thieke Non-executive Age: 69 Appointed: 7 January 2014

Relevant skills and experience

Steve has significant experience in financial services, in both investment banking with JP Morgan, where among other roles he served as the chairman of the risk management committee, and in regulation, through roles with the Federal Reserve Bank of New York and the Financial Services Authority. Steve also has significant board experience, having served in both executive and non-executive director roles in his career.

Other principal appointments

None

Committees

Rem, Ris

Company Secretary

Lawrence Dickinson Age: 58 Appointed: 19 September 2002

Relevant skills and experience

Since joining Barclays as a graduate in 1979, Lawrence has worked in a number of roles, including as Chief of Staff to the CEO and as the Private Bank’s Chief Operating Officer. Lawrence is a member and Treasurer of the GC100, the Association of General Counsels and Company Secretaries of the FTSE100. In August 2015 Lawrence also became Group Chief of Staff to the Chairman.

Committee membership key
Aud	Board Audit Committee
Nom	Board Nominations Committee
Rem	Board Remuneration Committee
Rep	Board Reputation Committee
Ris	Board Risk Committee
*	Committee Chairman

4 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

Who we are

Group Executive Committee1

Group Executive Committeea

Biographies for Jes Staley, Group Chief Executive, and Tushar Morzaria, Group Finance Director, who are members of the Group Executive Committee, which is chaired by Jes Staley, can be found on pages 324 and 326.

Michael Harte	Bob Hoyt	Thomas King
Chief Operations and	Group General	Chief Executive,
Technology Officer	Counsel	Investment Bank

Robert Le Blanc	Jonathan Moulds	Maria Ramos
Chief Risk Officer	Group Chief	Chief Executive,
	Operating Officer	Barclays Africa Group

Tristram Roberts	Michael Roemer	Amer Sajed
Group Human	Group Head of	Interim Chief
Resources Director	Compliance	Executive,
Barclaycard

Ashok Vaswani
Chief Executive,
Personal and
Corporate Banking

[a]	Executive Committee biographies can be found on pages 327 to 329
[1]	The composition of the Group Executive Committee is correct as at 29 February 2016.

Board diversity

The Board has a balanced and diverse range of skills and experience. All Board appointments are made on merit, in the context of the diversity of skills, experience, background and gender required to be effective.

Balance of non-executive Directors: executive Directors

1	Chairman	1
2	Executive Directors	2
3	Non-executive Directors	11

Gender balance
Male: Female
10:4

Length of tenure (Chairman and non-executive Directors)
0-3 years
9
3-6 years
2
>6 years
1

Geographical mix (Chairman and non-executive Directors)
UK
5
Continental Europe
1
US
4
Other
2

Industry/background experience (Chairman and non-executive Directors)[a]
Financial Services	10
Political/regulatory contacts	9
Current/recent Chair/CEO	8
Accountancy/financial	2
International (US)	4
International (Europe)	4
International (Rest of the World)	4
Operations and Technology	1
Retail/marketing	1
Note a Individual Directors may fall into one or more categories

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 5

What we did in 2015

Chairman’s introduction

“The role of any board, and one in which I passionately believe, is to create and deliver long-term, sustainable value.”

Dear Fellow Shareholders

I joined Barclays in January 2015 as a non-executive Director and succeeded Sir David Walker as Chairman following the April 2015 Annual General Meeting (AGM). I would like to extend my thanks and appreciation to Sir David for all that he did for Barclays during his tenure.

This is my first report to you as Chairman and is perhaps not quite the report I anticipated writing when I first took up this role. From 17 July to 30 November 2015, I served as Executive Chairman, the Board having asked me to take on this role on an interim basis following its decision to search for a new Group Chief Executive to succeed Antony Jenkins. I welcome the flexibility afforded to us by the UK Corporate Governance Code that allowed us to operate under these revised governance arrangements for a short period of time and ensure continuity of focus and leadership. I was ably supported by my fellow Directors and by the Group Executive Committee during my period as Executive Chairman and thank them for their individual and collective guidance and input. I was delighted that, under the leadership of Sir Michael Rake, we were able to progress the search for a new Group Chief Executive quickly and welcome Jes Staley to the Board in December 2015, at which point I reverted to my role of non-executive Chairman. Jes has a track record as an outstanding leader and I believe he has the skills and experience to take Barclays forward to deliver improved shareholder returns and reclaim its position as the UK’s pre-eminent bank. Jes and I are already enjoying a constructive and positive time working together.

The role of the Board

The role of any board, and one in which I passionately believe, is to create and deliver long-term, sustainable value. Barclays is a standout brand and has first-class retail, cards, commercial and investment banking businesses, but this has not translated into shareholder value in recent years. To deliver that value sustainably, we need to be much more focused on what is attractive, what we are good at, and where we are good at it. Put simply, we need to create a tangible and compelling reason for our shareholders to invest in us. This has driven the Board’s focus on three priorities during 2015: focus on our core segments and markets; generate shareholder value; and instil a high performance and customer culture, with strong ethical values.

Board appointments, performance and succession planning

One of the key aspects of my role as Chairman, and one which was especially important during my tenure as Executive Chairman, is to ensure that Barclays has an effective and cohesive, yet challenging Board, with the optimum balance of experience, skills, expertise and personal attributes. I have sought to promote a culture of integrity and transparency, enabling Board debate that allows diverse perspectives and constructive challenge. Certainly, the Board did not shy away from difficult conversations and decisions during 2015, always with a focus on what was needed to drive forward execution of the strategy to generate sustainable value for Barclays and its shareholders.

The Barclays Board has undergone a significant amount of change in recent years and saw further changes during 2015. In addition to my own appointment, we welcomed Diane Schueneman to the Board in June 2015 and Jes Staley in December 2015. Diane brings valuable operations and technology experience to the Board. Sir David Walker and Sir John Sunderland left the Board in April 2015, following the AGM, with Antony Jenkins leaving the Board in July 2015. Finally, in October 2015, we announced that Sir Gerry Grimstone would succeed Sir Michael Rake as Deputy Chairman and Senior Independent Director with effect from 1 January 2016. Sir Michael retired from the Board at the end of 2015 and I would like to thank him for his dedicated service and commitment over his eight years as a non-executive Director, including being Senior Independent Director since October 2011 and Deputy Chairman since July 2012. Sir Michael offers his own perspective on governance during 2015 on page 8.

6 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Chairman’s introduction

I am also delighted to report that we have met the Board diversity target we set back in 2012, which was that 25% of the Board by the end of 2015 should be women. We have now agreed a new diversity target, which is that 33% of the Board by the end of 2020 should be women, although our overriding principle is that all appointments to the Board are made on merit, taking into account the skills and experience that the Board needs now and may need in the future to support delivery of our strategy.

I am on record as saying that Barclays needs to reduce its internal bureaucracy by becoming leaner and more agile and consequently more effective and the Board and its processes are no exception to this. One of the steps I took on becoming Chairman was to review the Board’s governance structure, with assistance from the Company Secretary, in order to simplify and streamline the principal Board Committees, in particular those Board Committees with responsibility for oversight of risk. As a result, the Board decided to disband the Board Enterprise Wide Risk Committee, with its responsibilities for oversight of enterprise-wide risk being assumed by the Board as a whole. We also concluded that the Board Financial Risk Committee should assume responsibility for oversight of the capital and financial aspects of operational risk, in addition to financial risk, leaving the Board Conduct, Operational and Reputational Risk Committee to focus on conduct and culture, reputational risk and citizenship. The Board Audit Committee continued to focus on the control aspects of operational risk. The Board Committees have subsequently been renamed to more accurately reflect their responsibilities.

As part of our discussions on Board and Board Committee succession planning, membership of each Committee was also reviewed to ensure that it had the right balance of skills, experience and perspectives and also to ensure that individual Directors were not being over-burdened by Committee responsibilities. Board Committees play a vital role in supporting the Board in its oversight of internal control and financial reporting, risk and risk management and reward and remuneration. Each of the Board Committee Chairmen report below on how their committees discharged their responsibilities during 2015 and the material matters each considered. The Board Nominations Committee has continued to play a role in succession planning for Group Executive Committee and senior leadership roles and, having had the opportunity during 2015, as Executive Chairman, to work even more closely with Group Executive Committee members, I was able to bring some fresh perspectives on the talent pipeline and talent management processes. More detail on the Board Nominations Committee’s work on succession planning can be found on page 28.

It is important to periodically obtain an independent perspective on the effectiveness of the Board and particularly so in a year when our conventional Board governance processes were temporarily revised. We have conducted an externally facilitated review of the effectiveness of the Board each year since 2004, and for 2015 we asked Independent Board Evaluation to facilitate that review. I am pleased to advise that the overall outcome of the review was that the Board is operating effectively, although there are some areas that could be enhanced. A report on the evaluation process and the outcomes may be found on pages 33 and 34.

Culture and values

People matter more than anything else in any business: it is a company’s people that make it great help it stand out from its competitors and make it an attractive proposition for customers and investors. As a Board, we are responsible for ensuring that Barclays’ people do things – the right things – in the right way by setting the tone from the top, by living Barclays’ culture and values in everything that we do and in the decisions we make, by holding the Group Executive Committee to account for the integrity of our Purpose and Values and by creating a culture in which doing the right thing is integral to the way we operate, globally. In an organisation as large and as complex as Barclays, that can be, and is, a challenge, but we are only too alive to the consequence of getting this wrong. I have personally endorsed our Code of Conduct, The Barclays Way, and the Board Reputation Committee has been monitoring, on behalf of the Board, the progress we are making to embed cultural change.

Shareholder and regulatory engagement

Meaningful engagement with our shareholders and regulators is a key pillar of our approach to corporate governance. We welcome open and constructive discussion with our stakeholders, particularly with regard to governance and succession planning, strategy and remuneration. You can read more about how we have engaged with key stakeholders during 2015 in this report. I also hope to meet with many of our private shareholders at our AGM, which will be held on 28 April 2016. A significant activity during 2015 was our external audit tender, on which we engaged with a number of our major shareholders, and you can read a report from Tim Breedon, who chaired our Audit Tender Oversight Sub-Committee, on page 18.

Looking ahead

2015 has not been without its challenges, but I believe that we now have the leadership in place to take forward execution of our strategy at pace, to deliver on our priorities and generate the long-term sustainable value that will benefit not only Barclays’ shareholders, but society at large.

John McFarlane

Chairman

29 February 2016

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 7

What we did in 2015

Statement from Sir Michael Rake,

Deputy Chairman until 31 December 2015

“In asking the Chairman to take on executive responsibilities…we were mindful of the need to ensure that our Board governance arrangements remained effective.”

Board allocation of time (%)

		2015	2014
1	Strategy formulation and	56	47
	implementation monitoring
2	Finance (incl. capital and liquidity)	11	17
3	Governance and Risk (incl. regulatory issues)	29	32
4	Other (incl. compensation)	4	4

Dear Fellow Shareholders

In early July 2015, we announced the departure of Antony Jenkins as Group Chief Executive and the appointment of John McFarlane as Executive Chairman, pending the appointment of a new Group Chief Executive. The non-executive Directors had reflected long and hard on the issue of Group leadership and had concluded that new leadership, bringing a new set of skills, was required to accelerate the pace of execution going forward. These events were extensively reported at the time and, rather than revisit them, I would simply like to reiterate here the Board’s appreciation of Antony’s contribution at what was a critical period for Barclays.

In asking the Chairman to take on executive responsibilities, albeit for an interim period, we were mindful of the need to ensure that our Board governance arrangements remained effective and to maintain an appropriate balance of responsibilities on the Board and in the running of the Company until such time as a new Group Chief Executive was appointed. I wanted to give you my perspective on how we approached that and, in particular, how my role as Deputy Chairman and Senior Independent Director evolved during this time.

First, as Executive Chairman, John McFarlane relinquished his membership of the principal Board Committees on which he served, to ensure they continued to be composed solely of non-executive Directors and without any impediment to their ability to provide independent and constructive challenge to executive management. Specifically, John stood down as Chairman of both the Board Nominations Committee and the Board Reputation Committee and I became Chairman of both committees in his place.

Secondly, I took primary responsibility for the search for a new Group Chief Executive, leading the Board Nominations Committee through this process. As the relationship between the Chairman and Group Chief Executive is pivotal to the effectiveness of the Board, John worked closely with me during this process and his insight and guidance on the skills and qualities we needed in the new Group Chief Executive was invaluable. During the search process, I reported regularly to my non-executive colleagues on the Board on progress and on potential candidates, ensuring that they had the opportunity to provide their views and feedback. You can read more about the search for our new Group Chief Executive on page 32. We announced in late October 2015 that Jes Staley would join the Board as Group Chief Executive with effect from 1 December 2015. John subsequently resumed his chairmanship of the Board Nominations Committee, however, I continued to chair the Board Reputation Committee for the remainder of 2015.

Thirdly, my general interaction with our main stakeholders – our major shareholders and our regulators in the UK and US – increased during the period that John served as Executive Chairman.

Finally, I also maintained close contact with both John and members of senior management to ensure there were no significant issues arising from a governance perspective during this period.

2015 was my last year on the Barclays Board. I joined the Board in January 2008 and served through an eventful and difficult period for both Barclays and the financial services industry as a whole. Barclays announced in October 2015 that I would retire from the Board with effect from 31 December 2015 and I have spent time with my successor as Deputy Chairman and Senior Independent Director, Sir Gerry Grimstone, to ensure a smooth handover. I have been proud to serve on the Barclays Board and wish my fellow Directors continuing success for the future.

Sir Michael Rake

Deputy Chairman and Senior Independent Director until

31 December 2015

8 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Audit Committee report

“We have continued to play a role in changing the culture and building a greater sense of personal accountability, not just at a senior level within the Group but throughout the organisation, for maintaining the control environment.”

Dear Fellow Shareholders

My report for 2014 emphasised the role the Committee has in ensuring that Barclays operates with a strong control environment and, in particular, the role it is playing in changing the culture and building a greater sense of personal accountability, not just at a senior level within the Group but throughout the organisation, for maintaining that control environment. During 2015, with the agreement of the Board and the Board Risk Committee, the Committee assumed primary responsibility for assessing and tracking the progress of embedding the Enterprise Risk Management Framework (ERMF), which is the way in which Barclays approaches enterprise risk management and is the bedrock of our management of internal risk and control. In particular, the Committee was keen to find ways in which the ERMF could be linked to the Group’s assessment of Management’s Control Approach (MCA), both to drive the right behaviours and provide a more objective method of assessing MCA. In terms of specific control issues, an area of focus for the Committee during 2015 was operations and technology, where there are a number of material control issues the Group is addressing. In assessing control issues for disclosure, the Committee has applied similar definitions to those used for assessing internal financial controls for the purposes of Sarbanes-Oxley and has concluded that there are no control issues that are considered to be a material weakness, which would therefore merit specific disclosure. Further details may be found in the Risk Management and Internal Control section on page 39. The Committee also continued to address the significant judgements that need to be made in connection with the Group’s financial statements, primarily those relating to conduct and litigation provisions and the valuations of specific financial instruments, derivatives assets and portfolios, particularly those where there is a lack of observable market data. More details of the material matters addressed by the Committee are given in the report below. The Committee also spent time carefully considering the requirements of the new viability statement and confirmed that, as indicated in last year’s report, three years was the appropriate period, as it accorded with the Group’s Medium Term Plan.

A significant activity for the Committee during 2015 was the external audit tender, which was conducted by an Audit Tender Oversight Sub-Committee, chaired by Tim Breedon. As I was until 2013 a partner of KPMG, one of the bidding audit firms, I took no part in the external audit tender process, other than providing input to its initial design. Tim Breedon reports separately on the external audit tender process below.

The role of Board Audit Committee Chairman continues to be a full and busy one. During 2015, I had significant interaction with our regulators, meeting with representatives from our UK and US regulators and also participating in trilateral meetings with our auditors and UK regulators. I also took the opportunity to liaise with my fellow audit committee chairmen in other financial services companies, to discuss common issues and share practice, and I met with a group of investors to discuss disclosure issues, in particular with regard to realised profits. I carried on with my practice of meeting with representatives from senior management to discuss specific issues, such as customer complaints or cyber risk, in addition to my regular meetings with the Group Finance Director and Chief Internal Auditor. I also visited Barclays Africa, attending the African chairmen’s conference. I held regular private meetings with my fellow Committee members ahead of Committee meetings to ensure I had a good sense of the matters that concerned them most and likewise met regularly with the lead audit partner of the external auditor.

Committee performance

The Committee’s performance during 2015 was evaluated as part of the independently facilitated Board effectiveness review and I am pleased to report that the outcomes were positive. The Committee was regarded as effective and considered to be very thorough and detailed. The review commented on the continuing need to balance the demands of a busy agenda and programme of work with the need to cover issues in appropriate detail. We will also be seeking to strengthen the level of technical accounting experience on the Committee. You can read more about the outcomes of the Board effectiveness review on pages 33 and 34.

Looking ahead

Barclays continues to face an unprecedented level of change, driven by both internal and external factors and it will be critical to ensure that a culture of strong control is maintained as the Group implements its strategy and also as it positions itself for structural reform. The Committee will continue to seek to ensure that management maintains its focus on building personal accountability for upholding a strong and effective control environment and is supportive of the pilot programme being implemented in 2016 that will require certain business personnel to spend time working in a control function before being promoted. 2016 will also see the Committee focus on the transition to a new auditor, KPMG, who will become Barclays auditor with effect from the 2017 financial year. We will be seeking to ensure that the quality of the audit performed by the existing auditor, PwC, is maintained until the end of its tenure and that KPMG has completed the steps it needs to undertake to ensure it is fully independent of Barclays’ and has a strong understanding of the business before it takes up office.

Mike Ashley

Chairman, Board Audit Committee

29 February 2016

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 9

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. Dambisa Moyo retired from the Committee at the end of August 2015 following a review of Board Committee composition and size by the Board, which resulted in the membership of each Board Committee being refreshed. Diane Schueneman was appointed to the Committee with effect from 1 March 2016. Mike Ashley is the designated financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act. Although each member of the Committee has financial and/or financial services experience, the Board has determined that the Committee would benefit from additional direct accounting and auditing experience and consideration is being given to further appointments to the Committee in order to deepen its expertise in these areas. You can find more details of the experience of Committee members in their biographies on pages 3 and 4.

The Committee met 10 times in 2015 and the chart on page 17 shows how it allocated its time. One meeting was held purely to consider presentations from the three audit firms bidding for the external audit tender and was not attended by Mike Ashley. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, General Counsel and Head of Compliance, as well as representatives from the businesses and other functions. The lead audit partner of the external auditor attended all Committee meetings, except the meeting to evaluate the external audit tender proposals, and the Committee held a number of private sessions with each of the Chief Internal Auditor or the lead audit partner, which were not attended by management.

Member	Meetings attended/eligible to attend
Mike Ashley*	9/10
Tim Breedon	10/10
Crawford Gillies	10/10
Dambisa Moyo (to 31 August 2015)†	6/7
Diane de Saint Victor†	7/10

*	Did not attend the meeting that considered the appointment of a new statutory auditor given that KPMG, where until 2013 he was a partner, was one of the bidding audit firms.
†	Unable to attend certain meetings owing to prior business commitments. Input was provided to the Committee Chairman prior to the meeting.

Committee role and responsibilities

The Committee is responsible for:

▪	assessing the integrity of the Group’s financial reporting and satisfying itself that any significant financial judgements made by management are sound

▪	evaluating the effectiveness of the Group’s internal controls, including internal financial controls and

▪	scrutinising the activities and performance of the internal and external auditors, including monitoring their independence and objectivity.

The Committee’s terms of reference are available at home.barclays/corporategovernance

10 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Audit Committee report

The Committee’s work

The significant matters addressed by the Committee during 2015 are described below.

Significant financial statement reporting issues

Assumptions and estimates or judgements are an unavoidable and significant part of the financial reporting process and are evaluated carefully by the Committee ahead of the publication of Barclays’ results announcements. The Committee examined in detail the main judgements and assumptions made by management, any sensitivity analyses performed and the conclusions drawn from the available information and evidence, with the main areas of focus during the year set out below. Where appropriate, the Committee sought input and guidance from the external auditor and welcomed its challenge on specific matters. In addition to these main areas of focus, the Committee also covered matters relating to Barclays’ pension scheme, taxation and accounting policy choices.

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken

Conduct provisions (see Note 27 to the financial statements).	Barclays makes certain assumptions and estimates, analysis of which underpins provisions made for the costs of customer redress, such as for Payment Protection Insurance (PPI), Packaged Bank Accounts (PBA) and rates provided to certain customers on foreign exchange transactions.

In debating Barclays’ financial results statements, the Committee examined the provisions held for the costs of customer redress.

In respect of PPI, the Committee:

▪  analysed the judgements and estimates with regard to the PPI provision, taking into account estimated overturn rates, the estimation policy on missing data, and complaints trend data

▪  evaluated Financial Ombudsman Service overturn rates and trends, provisions utilisation, latest flow forecasts and how reasonable high and low end scenarios had been determined in order to assess the range of reasonable possible future costs

▪  debated proposed additional provisions and whether the analysis performed by management was consistent with prior periods

▪  assessed the Group’s ability to forecast trends in PPI complaints, discussing the levels of uncertainty in the projections

▪  debated the potential range of outcomes that might arise from the Plevin case (the 2014 UK Supreme Court ruling in Plevin v Paragon Personal Finance Ltd) and the potential impact on the future range of provisions arising from the proposed timebar on claims.

The Committee agreed that an additional provision of £150m should be taken at the first quarter but requested a full review of forecasts for PPI redress for the second quarter 2015. Having assessed the outputs of that review, it agreed to increase the provision at the half year by £600m. Following the review at the third quarter, the Committee concluded that no additional provisions were required but asked management to conduct further review and analysis for the 2015 year end to ensure that provisions were within an acceptable range. In deliberating the analyses presented by management in connection with the 2015 full year results, and considering in particular the potential impact resulting from the FCA’s consultation on introducing a time limit for claims and addressing the Plevin case, the Committee agreed with management’s proposal to increase the provision at the year end by £1,450m. The Committee and management will continue to monitor closely any changes in customer or claims management companies’ behaviour in light of the Plevin case and the proposed timebar.

With regard to PBA redress, the Committee:

The Committee endorsed management’s recommendation that an expense of £282m for PBA should be provided for in the first half and agreed it should be disclosed as a separate item in the interim results. Having examined claims trend data, it concluded that no further provisions were required during 2015.

The Committee agreed with the proposal to make a provision of £290m in the third quarter and that this provision should be separately disclosed. The remediation is still at an early stage and the Committee noted that there were no significant developments in the fourth quarter. The Committee therefore agreed that no adjustment was required in the provision at the end of 2015.

▪  debated the practice of providing for future costs where persistent levels of complaints are received

▪  assessed PBA claims experience throughout 2015, examining the level of provisions against forecast volumes and actual claims experience

▪  evaluated management’s analysis of complaint levels and trends and the outputs of product reviews.

In relation to redress to certain customers regarding rates provided on foreign exchange transactions, the Committee:

▪  examined the results of the internal review conducted by management on foreign exchange transactions

▪  evaluated the Group’s proposal for calculating remediation for the customers affected.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 11

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken

Legal, competition and regulatory provisions (see Notes 27 and 29 to the financial statements).	Barclays makes judgements in respect of provisions for legal, competition and regulatory matters.

▪  Evaluated advice on the status of current legal, competition and regulatory matters.

▪  Assessed management’s judgements and estimates of the levels of provisions to be taken and the adequacy of those provisions, based on available information and evidence.

The Committee discussed provisions and utilisation for Foreign Exchange and ISDAFix litigation and agreed that any residual provision should be retained and not released in the first half.

Having reviewed the information available to determine what could be reliably estimated, the Committee agreed that the provision at the full year should be set at £1,237m for ongoing investigations and litigation including Foreign Exchange.

Further information may be found on pages 266 and 267.

Valuations (see Notes 13 to 18 to the financial statements).	Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available, in particular the Group’s Education, Social Housing and Local Authority (ESHLA) portfolio, which during 2015 represented the most material judgement in view of widening credit spreads on social housing bonds and budget changes impacting social housing portfolios.

▪  Debated fair value balance sheet items. This included evaluating a report from the Valuations Committee, analysing social housing bonds credit spread performance and debating the appropriateness of the valuation model.

▪  Assessed how the ESHLA portfolio might be accounted for under IFRS 9.

▪  Debated uncollateralised derivatives and differences in pricing ranges and the potential impact on the Group’s financial statements.

▪  Examined the significant valuation disparity between the Group and a counterparty in relation to a specific long-dated derivative portfolio.

The Committee concluded that there should be no change to the fair value approach. It also agreed with management’s recommendation that an additional prudential valuation adjustment of £300m should be made in respect of the ESHLA portfolio, reflecting an increase in credit uncertainty for social housing sector loans arising from some widening of social housing bond credit spreads.

The Committee noted that despite attempts by the front office trading team, the Group Finance Director and the Chairman of the Committee, it had not proved possible to gain a complete understanding of the causes of the valuation disparity from the relevant counterparty. Nonetheless, a significant element was understandable in light of the different underlying positions held and the Committee took further comfort from a third party valuation provided in relation to ongoing consideration of restructuring the trades. The Committee concluded that the Group’s valuation methodology was appropriate and also noted that the Group was protected against counterparty credit risk through a collateral escrow arrangement.

Impairment (see Note 7 to the financial statements).	Where appropriate, Barclays models potential impairment performance, allowing for certain assumptions and sensitivities, to agree allowances for credit impairment, including agreeing the timing of the recognition of any impairment and estimating the size, particularly where forbearance has been granted.

▪  Assessed impairment experience against forecast and whether impairment provisions were appropriate.

▪  Evaluated the results of the review and stress tests conducted by management of the Group’s exposures to the oil and gas sector in light of the reduction in oil prices.

▪  Debated management’s analysis of the emergence and outturn periods for the Barclaycard portfolios.

The Committee agreed with the proposed adjustments to emergence and outcome periods and determined that the allowances for credit impairment on loans and advances were appropriate and adequately supported by model outputs.

In relation to the oil and gas sector, the Committee determined that the proposed provisions were appropriate but noted that further stress was possible in the event of a prolonged period of lower oil prices.

12 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Audit Committee report

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken

Going concern (see page 45 for further information).	Barclays is required to confirm that the going concern basis of accounting is appropriate.

▪  Assessed a working capital report prepared by Barclays Treasury, covering forecast and stress tested forecasts for liquidity and capital compared to current and future regulatory requirements, while taking into account levels of conduct and litigation provisioning and possible further provisions that may be required.

After examining forecast working capital, along with Barclays’ ability to generate capital and raise funding in current market conditions, the Committee concluded that Barclays’ liquidity and capital position remained appropriate, that there were no material uncertainties and that the going concern basis of accounting remained appropriate.

Viability	For the 2015 reporting year onwards, the Directors are required to make a statement in the Annual Report as to the longer-term viability of Barclays.

▪  At the request of the Board, evaluated at the year end a report from management that set out the view of Barclays’ longer-term viability. This report was based on Barclays Medium Term Plan (MTP) and covered forecasts for capital, liquidity and leverage, including forecast performance against regulatory targets, outcomes of the stress test of the MTP and forecast capital and liquidity performance against stress hurdle rates, funding and liquidity forecasts and an assessment of global risk themes and the Group’s risk profile.

Taking into account the assessment by the Board Risk Committee of stress testing results and risk appetite, the Committee agreed to recommend the viability statement to the Board for approval, although it emphasised the need for the statement to refer specifically to the key risks to viability, in particular those outside the Group’s direct control.

Fair, balanced and understandable reporting (including Country by Country reporting and Pillar 3 reporting).	Barclays is required to ensure that its external reporting is fair, balanced and understandable.

▪  At the request of the Board, assessed, via discussion with and challenge of management, whether disclosures in Barclays’ published financial statements were fair, balanced and understandable, taking into account comments received from investors and others.

▪  Evaluated reports from the Disclosure Committee on its assessment of the content, accuracy and tone of the disclosures.

▪  Sought and obtained confirmation from the Group Chief Executive and Group Finance Director that they considered the disclosures to be fair, balanced and understandable.

▪  Evaluated the outputs of Barclays’ Turnbull assessments and Sarbanes- Oxley s404 internal control process.

▪  Established via reports from management that there were no indications of fraud relating to financial reporting matters.

▪  Assessed disclosure controls and procedures.

▪  Requested that management report on and evidence the basis on which representations to the external auditors were made.

Having assessed all of the available information and the assurances provided by management, the Committee concluded that the processes underlying the preparation of Barclays’ published financial statements were appropriate in ensuring that those statements were fair, balanced and understandable.

In assessing Barclays’ financial results statements, the Committee requested that certain amendments were made to disclosures on litigation and also provided input on other key disclosure items, including the US Wealth disposal, guidance on Barclays Non-Core, adjusting items, dividends and outlook statements. It also debated the proposed statements to be made by the Chairman and Group Chief Executive, suggesting amendments.

The Committee concluded that the disclosures and process underlying the production of the 2015 Annual Report and Financial Statements were appropriate and recommended to the Board that the 2015 Annual Report and Financial Statements are fair, balanced and understandable.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 13

Other significant matters

Other matters addressed by the Committee focused on the effectiveness of Barclays’ internal controls, the performance and effectiveness of the internal audit function, the performance, objectivity and independence of the external auditor, PricewaterhouseCoopers LLP (PwC) and the arrangements being made to ensure that the incoming auditor, KPMG LLP (KPMG), achieves full independence prior to commencing the Barclays’ audit. The most significant matters are described below.

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Internal control Read more about the Barclays’ Internal control and risk management processes on page 39.	The effectiveness of the control environment in operations and technology (O&T) and the status and remediation of any material control issues.

▪  Evaluated on a regular basis, the O&T control environment, including the status of any open material control issues, emerging risks and closed control issues, taking the opportunity to directly challenge and question functional leaders.

▪  Scrutinised the status of specific material control issues and their associated remediation plans, including in particular those relating to access management, security of secret and confidential data, cyber risk, IT infrastructure and application issues and third party supplier management.

▪  Debated any slippage to remediation programmes and whether this was a cultural indicator of the Group’s approach.

▪  Conducted a deep dive on security of secure and confidential data control issues, discussing in particular the cultural changes that the businesses needed to make.

▪  Assessed the threat presented by cyber risk, including the impact of any confirmed cyber attacks.

▪  Debated the progress of remediation of third party supplier management control issues, including the potential impacts of the Group’s focus on cost management and of decentralisation.

Having assessed the status of material control issues and their remediation, the Committee suggested that resilience should be elevated as a material control issue and requested a deep dive. The deep dive has been scheduled for early 2016. The Committee also requested further updates on cyber risk and third party supplier management, both of which are scheduled to take place in early 2016.

The Committee requested a deep dive on access management control issues, which took place during 2015.

The effectiveness of the business control environment, including the status of any material control issues and the progress of specific remediation plans.

▪  Assessed individual reports on the control environment in PCB, Barclaycard, Barclays Africa and US Investment Banking operations, including questioning directly the heads of those businesses.

▪  Debated the importance of maintaining an effective control environment as the Group decentralises certain functional activities.

The Committee requested, and received, an update on decentralisation and its potential impact on the Group’s control environment.

The progress being made on embedding the ERMF to support a strong and effective internal control environment.

▪  Assessed the results of a self-assessment pilot exercise conducted by the principal business units, as the first line of defence.

▪  Evaluated a proposal for a revised approach to the internal control attestation process to link it to the ERMF.

▪  Deliberated on the challenge of embedding conduct risk management as part of the ERMF.

▪  Debated the effectiveness of the systems being used to support risk and control assessments by the first line of defence.

▪  Focused on the need for effective challenge by the second line of defence.

▪  Debated what metrics could be used to provide line of sight to control issues and whether a more objective approach to MCA ratings could be developed.

The Committee suggested to management that the assessment of MCA ratings could be more closely aligned to the ERMF. It subsequently considered and approved a proposal to align the MCA and ERMF, recommending that this be implemented with effect from 1 January 2016. The Committee requested further work on the revised approach to the internal control attestation process, so that the revised approach could be implemented for the 2015 year end attestation. The Committee asked for a further update on the effectiveness of the challenge by the second line of defence once all risk and control assessments had been completed. This update is scheduled to be provided in early 2016.

14 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Audit Committee report

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

The adequacy of the Group’s arrangements to allow employees to raise concerns in confidence without fear of retaliation and the outcomes of any substantiated cases.

▪  Debated the enhancements made to the Group’s whistleblowing framework, including changes in the team, communications to employees and re-publication of the Raising Concerns Policy.

▪  Evaluated the level of substantiated cases and trends in reporting.

The Committee welcomed the steps that had been taken to strengthen the Group whistleblowing team and to enhance awareness and visibility across the Group of whistleblowing processes and the Raising Concerns Policy. It asked for more granular reporting to be made to the Committee, including ensuring that any cases of retaliation were clearly highlighted and that Barclays Africa incidents were reported to the Committee on the same basis as the rest of the Group. This information is now being received.

To enable an assessment of effectiveness, the Committee asked for Barclays’ processes to be benchmarked against its peers. It was subsequently presented with the results of the benchmarking exercise and concluded that Barclays’ processes were appropriate.

Internal audit	The performance of internal audit and delivery of the internal audit plan, including scope of work performed, the level of resources and the methodology and coverage of the internal audit plan.

▪  Focused on how to accelerate the remediation of any control weaknesses and the importance of having a culture of closing issues effectively, including debating a new approach to audit issues management, which requires issues to be remediated within six months of identification, with any extension to that time period requiring the approval of a member of the Group Executive Committee.

▪  Evaluated progress of the internal audit plan for 2015 and debated the plan for 2016, including assessing the proposed internal audit coverage and key control themes identified.

▪  Assessed internal audit resources and attrition levels.

▪  Debated the outcomes from Barclays Internal Audit’s annual self-assessment.

The Committee supported the approach to enforcing even greater accountability and ensuring greater visibility at Group Executive Committee and senior management level of the remediation of control issues and audit issues management. It confirmed its agreement to the key control themes identified by internal audit, although it asked for execution risk to be covered specifically. The Committee approved changes to internal audit’s methodology and the approach to audit coverage and issues validation, which has been implemented from 1 January 2016. The Committee asked for internal audit reports to comment as a matter of course on the effectiveness of both first and second lines of defence when evaluating their audit findings. Having assessed internal audit’s reports on a regular basis, the Committee confirmed completion of the internal audit plan for the first half of 2015 and approved the plan for the second half of the year, including approving the resources requested. It also approved the plan for the first half of 2016. In view of the Group’s focus on cost management, the Committee asked for an assessment of the impact on the internal audit plan of any proposed headcount reductions and for this to be reported to the Committee along with any revised plan. The Committee was content with the outcomes of the self-assessment of internal audit performance, although requested an update on the quality assurance programme, which will be provided in 2016.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 15

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

External audit	The work and performance of PwC, including the maintenance of audit quality during the period of transition to a new auditor.

▪  Convened a separate session with the key members of the PwC audit team to discuss the 2015 audit plan and agree areas of focus.

▪  Assessed regular reports from PwC on the progress of the 2015 audit and any material issues identified.

▪  Debated the draft audit opinion ahead of 2015 year end.

The Committee was also briefed by PwC on critical accounting estimates, where significant judgement is needed.

The Committee approved the audit plan and the main areas of focus, including impairment, valuations, conduct redress provisions, litigation and regulation and IT systems and controls. The Committee asked PwC to comment on the Group’s reconciliations processes and how they compared to other financial institutions.

Read more about the Committee’s role in assessing the performance, effectiveness and independence of the external auditor and the quality of the external audit below.

The external audit tender, which was conducted during 2015, and the arrangements for the transition to a new auditor.

▪  Received regular updates from the Audit Tender Oversight Sub-Committee on the progress of the audit tender.

▪  Convened a special meeting to evaluate final presentations from the three audit firms who responded to the request for proposal.

▪  Assessed and endorsed the proposed process to ensure that KPMG was independent by 1 July 2016.

The Committee decided to look further at potential reputation risk before making a recommendation to the Board. Having done so, it concluded on two firms for recommendation to the Board for consideration, indicating its preferred option of KPMG. In July 2015, Barclays announced the appointment of KPMG as its statutory auditor with effect from the 2017 financial year.

Read more about the external audit tender and the processes in place to ensure KPMG’s independence below.

The Committee also covered the following matters:

▪  ensured it was updated on the implementation of IFRS 9, including the work under way to develop the Group’s approach, project status, resourcing and employee training. The Committee requested, and received, a specific briefing session on IFRS 9, covering the key assumptions and judgements that will be required

▪  debated the Group’s plan for recovery and resolution and the process by which it was developed, including assessing the forward-looking trigger indicators

▪  tracked progress of plans to ensure an attestation could be made to the Group’s regulators with regard to financial crime controls

▪  assessed status reports on the Group’s controls around client assets and encouraged management to ensure that complexity, and the associated compliance costs, was taken into account when deciding which products to be offered

▪  evaluated regular reports on regulatory issues

▪  approved revisions to its terms of reference and recommended them to the Board for approval

▪  approved a revised Group Retail Impairment Policy.

Assessing external auditor effectiveness, auditor objectivity and independence and non-audit services

The Committee is responsible for assessing the effectiveness, objectivity and independence of the Group’s auditor, PwC. This responsibility was discharged throughout the year at formal committee meetings, during private meetings with PwC and via discussions with key executive stakeholders. In addition to the matters noted above, during 2015, the Committee:

▪  approved the terms of the audit engagement letter and associated fees, on behalf of the Board, having scrutinised the results of Barclays’ formal evaluation of PwC. More information on the formal evaluation is provided below

▪  appraised PwC’s approach to key accounting judgements and how they were communicated and agreed with management and the Committee

▪  recognising that PwC, and its predecessor firms, has been Barclays external auditor since 1896 and that it had been more than 10 years since the external audit was last tendered, conducted an external audit tender, identified KPMG as the preferred candidate for appointment as Barclays’ new auditor and made a recommendation to the Board. Details of the audit tender process, which was overseen by the Audit Tender Oversight Sub-Committee, can be found on page 18

▪  discussed and agreed revisions to the Group Policy on the Provision of Services by the Group Statutory Auditor and regularly analysed reports from management on the services that PwC provided to Barclays. Following the appointment of KPMG as auditor from 1 January 2017, the Committee also commenced oversight of new non-audit service engagements with KPMG in recognition of the potential threats to independence. Read more about non-audit services below

▪  instructed Barclays Internal Audit to undertake a review of a sample of non-audit services provided by PwC to ensure that the final deliverables aligned to the scope of work approved by the Committee. No concerns were identified by this review

▪  evaluated and approved revisions to the Group Policy on Employment of Employees from the Statutory Auditor and ensured compliance with the policy by regularly assessing reports from management detailing any appointments made

▪  analysed the results of the inspection of PwC by the Financial Reporting Council’s Audit Quality Review Team and confirmed support for the actions PwC proposed to take to address areas identified for improvement

▪  assessed the draft report to the PRA prepared by PwC regarding its detailed audit work on specific topics, in particular, impairment.

PwC’s performance, independence and objectivity during 2015 were formally assessed at the beginning of 2016. A questionnaire incorporating best practice recommendations from a number of professional and governance bodies, and taking account of key findings from the 2014 review, was completed by key stakeholders across the Group. The questionnaire was designed to evaluate PwC’s audit process in its entirety and addressed matters including the quality of planning and communication, technical knowledge, the level of scrutiny and challenge applied and PwC’s understanding of the business. The subsequent report provided empirical data on which the Committee assessed PwC. It also reflected specific comments made by respondents, giving the Committee a valuable insight into management’s views. The Committee was particularly interested in assessing whether audit quality was being maintained throughout the period of transition to a new auditor. The results of the evaluation confirmed that both PwC and the audit process were effective. Having considered the results of the evaluation, the Committee recommended to the Board and to shareholders that PwC should be reappointed as the Group’s auditors at the AGM on 28 April 2016, noting that this would be PwC’s final year as Group auditor.

16 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Audit Committee report

Non-audit services

In order to safeguard the auditor’s independence and objectivity, Barclays has in place a policy setting out the circumstances in which the auditor may be engaged to provide services other than those covered by the Group audit. The Group Policy on the Provision of Services by the Group Statutory Auditor (the Policy) applies to all Barclays’ subsidiaries and other material entities over which Barclays has significant influence. The core principle of the Policy is that non-audit services (other than those legally required to be carried out by the Group’s auditor) should only be performed by the auditor in certain, controlled circumstances. The Policy sets out those types of services that are strictly prohibited and those that are allowable in principle. Any service types that do not fall within either list are considered by the Committee Chairman on a case by case basis, supported by a risk assessment provided by management.

The Committee has pre-approved all allowable services up to £100,000, or £25,000 for tax advisory services, however, all proposed work, regardless of the fees, must be sponsored by a senior executive and recorded on a centralised online system, with a detailed explanation of the clear commercial benefit arising from engaging the auditor over other potential service providers. The audit firm engagement partner must also confirm that the engagement has been approved in accordance with the auditor’s own internal ethical standards and does not pose any threat to the auditor’s independence or objectivity.

All requests to engage the auditor are assessed by independent management before work can commence. Requests for allowable service types in respect of which the fees are expected to meet or exceed the above thresholds must be approved by the Chairman of the Committee before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the Committee as a whole. All expenses and disbursements must be included in the fees calculation.

During 2015, all engagements where expected fees met or exceeded the above thresholds were evaluated by either the Committee Chairman or the Committee as a whole who, before confirming any approval, assured themselves that there was justifiable reason for engaging the auditor and that its independence and objectivity would not be threatened. Two requests were declined in 2015 (2014: two). On a quarterly basis, the Committee scrutinised details of individually approved and pre-approved services undertaken by the auditor in order to satisfy itself that they posed no risk to the auditor’s independence, either in isolation or on an aggregated basis. A breakdown of the fees paid to the auditor for non-audit work can be found in Note 42 on page 296, with non-audit fees representing 23.5% (2014: 25.7%) of the audit fee. Significant categories of engagement undertaken in 2015 included:

▪	attest and assurance services required by regulators in connection with reviews of internal controls including reviews of the suitability of design and operating effectiveness of controls related to custody of securities and funds within Barclays Wealth Americas

▪	tax compliance services in respect of assignments initiated pre-January 2011 in connection with Barclays international and expatriate employees, involving co-ordination and filing of statutory tax returns, social security applications and additional compliance filings

▪	transaction support on secured funding transactions, including the provision of audits required by the Bank of England and the issue of comfort letters

▪	provision of advice and market insight in respect of regulatory requirements relating to remuneration structure, incentive funding and risk adjustment and remuneration reporting.

Independence of KPMG

Following the appointment of KPMG as Barclays’ auditor with effect from 1 January 2017, the Committee was concerned to ensure that KPMG obtained independence from Barclays during 2016, enabling it to familiarise itself with Barclays and receive a structured, formal handover from PwC. In order to ensure KPMG’s independence, and to allow the Committee to assess whether any non-audit work being conducted by KPMG in the meantime is appropriate, both in terms of type and scale, Barclays is in the process of exiting any current relationships or assignments that may prevent KPMG obtaining independent status and has implemented procedures to manage the types of relationships and assignments that KPMG provides going forward. In particular, KPMG is not permitted to provide any service that may continue beyond mid-2016 if it has potential to cause independence issues. Since October 2015, the Committee has required all new engagements to be considered in light of the Policy and is maintaining oversight of them on the same basis as for the current auditor. The Committee has reserved the right to decline any proposed engagement with KPMG.

The fees paid to KPMG for non-audit work during 2015 were £38m. Significant categories of engagement undertaken in 2015 included:

▪	international tax compliance services for expatriate employees of Barclays, including expatriate tax returns, tax counselling, tax equalisation, international social security and other employment tax issues

▪	independent approved person review (s.166) of interest rate swaps to small businesses, covering the sale of interest rate hedging products to retail customers

▪	the building of an internal lean self-sufficiency capability to support end-to-end value stream improvements of core business processes within Group Operations and Technology

▪	assistance in the establishment and running of the programme management office associated with the African brand migration project

▪	support in the implementation of the Group conduct risk programme

▪	support with the development of the anti-money laundering programme and the provision of related advice

▪	support for Barclaycard in the assessment and restructuring of its pricing model

▪	review and remediation of know your customer documentation requirements for Barclays politically exposed persons and special focus clients in the US, UK, Switzerland, Monaco, India, Singapore and Hong Kong

▪	support for the development and embedding of the Basel II-compliant models in Spain.

The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014

Barclays intends to comply with the requirements of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services.

Board Audit Committee allocation of time (%)

		2015	2014
1	Control issues	18	24
2	Business control environment	16	10
3	Financial results	27	42
4	Internal audit matters	7	8
5	External audit matters (including external audit tender)	26	11
6	Other (including governance and compliance)	6	5

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 17

Governance in Action – external audit tender

As indicated in last year’s Annual Report, Barclays decided to undertake an external audit tender in 2015, with a view to replacing our external audit firm from the 2017 financial year onwards. This was done to conform with the auditor rotation requirements of the final statutory audit services order published in October 2014 by the UK’s Competition and Markets Authority, which took effect in January 2015.

In December 2014, we established an Audit Tender Oversight Sub-Committee, to oversee the external audit. I was asked to chair the Sub-Committee and Crawford Gillies and Colin Beggs, Chairman of the BAGL Audit Committee, were the other members. The tender process completed in summer 2015 and the Board announced in July 2015 that it had appointed KPMG as Barclays Auditor with effect from the 2017 financial year.

One of the Sub-Committee’s key objectives was to ensure that the selection process was efficient, fair, effective, open and transparent. It established and published the following weighted key assessment criteria: Audit Quality (50%), Cultural Fit (20%), Corporate Fit (15%) and Experience (15%). No fee information was available to the Board Audit Committee before the recommendation was finalised. Three levels of governance were implemented to manage and support the process.

Timeline and key activities
Governance body	Purpose
Core Audit Tender Team

▪  Assist the audit firms to put the best solution forward for consideration.

▪  Conduct a detailed assessment of the audit firms following the design approved by the Audit Tender Oversight Sub-Committee.

Audit Tender Oversight Sub-Committee

▪  Agree objectives and desired outcomes for the audit tender.

▪  Approve the design of the audit tender process.

▪  Construct and agree a shortlist of firms to be asked to participate.

▪  Oversee the implementation of the audit tender process.

Board Audit Committee	▪ Recommend to the Board, from at least two potential candidates, the preferred firm to be appointed.

A number of firms were invited to participate in the audit tender, including firms outside the ‘Big 4’ auditors. We published key information on the tender in a timely manner, including making the request for proposal available on Barclays’ website. We also wrote to our major shareholders, setting out the process and details of the tendering audit firms, which we considered essential to transparency. Enhanced compliance procedures were established. We then undertook a broad and structured evaluation of each firm through site visits and workshops with the tendering firms, covering all the major businesses of the Group, the control functions and specific audit exercises, which were also attended by members of the Board Audit Committee. Ongoing feedback was provided to the tendering audit firms through a single point of contact in order to ensure that each was given the best chance possible of putting forward a credible proposal to the Board Audit Committee.

At the conclusion of the audit tender process, the Board Audit Committee was able to recommend to the Board the preferred firm to be appointed, from two shortlisted firms. All tendering firms met the minimum thresholds set by the Audit Tender Oversight Sub- Committee and, following a full assessment of the proposals and detailed questioning of the audit firms, KPMG was identified as the preferred firm, based on audit quality, evaluation scores and its extensive experience of auditing banks. Mike Ashley and Sir Michael Rake, both former partners of KPMG, took no part in the evaluation process or the Board Audit Committee’s recommendation and both recused themselves when the Board discussed and approved the appointment.

Tim Breedon

Chairman, Audit Tender Oversight Sub-Committee

18 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Risk Committee reporta

“In 2016 the Committee will continue to supervise the level and deployment of risk appetite, as well as the Group’s funding and capital position, as we respond to regulatory requirements and our expectations of continued volatility in external conditions.”

Dear Fellow Shareholders

Over the past year, the Board Risk Committee reviewed management’s responses to a range of external challenges. These included a slowdown in China and other emerging markets, falling oil and commodity prices, as well as some industry trends toward more aggressive lending terms in certain core markets, including UK property and international leveraged finance. Risk appetite, as well as country, sector and individual exposures, were carefully monitored to ensure that business activity and limits appropriately reflected external risks. We were pleased to see impairment remain broadly flat on 2014 levels and within planning expectations, despite increasingly challenging conditions in some markets.

A key activity for the Committee is recommending risk appetite to the Board and monitoring performance against the agreed appetite on its behalf. The context in which we set our Medium Term Plan (MTP) and risk appetite for 2015 was based on our assessment of our key markets, including risk factors arising from the near term geopolitical, macroeconomic and market environment and the potential for further conduct and litigation charges. Matters for particular focus were the UK housing market, where new mortgage regulations, a potential rise in interest rates, the growth in the buy-to-let market and ongoing high levels of household debt were expected to have an impact; continuing economic and political uncertainty in Europe; weak economic prospects for South Africa; and the potential effects of ongoing weakness in oil prices. 2015 risk appetite and risk triggers were set to position Barclays conservatively given this environment. During 2015, significant stress in emerging markets and economies became evident, underpinned by a slowing in the Chinese economy and resultant market volatility. Consequently, Barclays took early action to reduce its risk appetite to emerging markets, particularly Africa, and also remained vigilant to the potential impacts arising from a downturn in economic growth, indebtedness generally and further weakness in capital markets.

At the end of 2014, the Committee asked for a review of the Group’s process for setting risk appetite and during 2015 approved a revised methodology that takes a scenario-based approach, with stress testing as the basis of the risk appetite framework. This revised methodology was used to set risk appetite for 2016, with the Committee also approving the stress testing themes, the severity of the proposed stress and the financial constraints.

Note

a   The name of the Committee changed from the Board Financial Risk Committee in June 2015

Another key area of focus during 2015 was the structural reform programme, where the Committee was asked by the Group Chairman to oversee progress of the planning process, particularly with regard to structural options, their capital and liquidity implications and the potential risks for the Group, its customers and for the financial system. Now that the programme has moved into its implementation phase, the Board will directly oversee programme execution, although the Committee will continue to exercise oversight of capital and liquidity aspects, including assessing capital on a legal entity basis. From July 2015, the Committee also assumed oversight responsibility for operational risk, agreeing to focus on the financial and capital aspects of operational risk, while the Board Audit Committee oversees the control aspects.

The role of Board Risk Committee Chairman is not confined to the Committee’s regular meetings. During 2015, I continued to have significant interaction with our regulators, meeting regularly with representatives from our UK and US regulators. I held regular meetings with the Chief Risk Officer and members of his senior management team, with Barclays Treasurer and the Chief Operating Officer. I also liaised closely with the Chairman of Board Audit Committee, particularly on those matters where the remit of the two committees might overlap, including with regard to the implementation of the Enterprise Risk Management Framework and operational risk issues.

Committee performance

The Committee’s performance during 2015 was evaluated as part of the independently facilitated annual Board effectiveness review and I am happy to report that the outcomes were positive. The Committee was regarded as effective and as taking a thorough and detailed approach to its responsibilities. The main area identified for improvement was ensuring that the papers presented to the Committee strike the right balance between providing data for information and providing insight and analysis to encourage greater debate and I will be working with the Chief Risk Officer and Barclays Treasurer to address this during 2016. You can read more about the outcomes of the Board effectiveness review on pages 33 and 34.

Looking ahead

The Committee expects its areas of focus for 2016 to be guided by the ongoing level of change faced by the Group as it implements its strategy and executes the structural reform programme, with a particular focus on capital and liquidity management across legal entities. We will also continue to monitor and react to any emerging risks arising in our key markets in the UK, US and South Africa as a consequence of any macroeconomic deterioration or disruption in financial market conditions.

Tim Breedon

Chairman, Board Risk Committee

29 February 2016

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 19

Committee composition and meetings

The Committee is comprised solely of independent non-executive Directors. Following a review by the Board during 2015 of Board Committee composition, Dambisa Moyo stepped down from the Committee with effect from 31 August 2015 and Diane Schueneman joined the Committee with effect from 1 September 2015. Details of the skills and experience of the Committee members can be found in their biographies on pages 3 and 4.

The Committee met seven times in 2015, with two of the meetings held in New York. Two additional meetings were held at short notice for the sole purpose of considering and approving revised risk limits in connection with specific transactions and, with the consent of the Committee Chairman, were not attended by all Committee members. The chart on page 23 shows how the Committee allocated its time during 2015. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, Barclays Treasurer and General Counsel, as well as representatives from the businesses. Representatives from the external auditor also attended meetings.

Member	Meetings attended/eligible to attend
Tim Breedon	7/7
Mike Ashley	7/7
Reuben Jeffery III*	5/7
Dambisa Moyo (to 31 August 2015)*	3/5
Diane Schueneman (from 1 Sept 2015)	2/2
Steve Thieke*	5/7
*	with the consent of the Chairman did not attend the two meetings held at short notice to consider specific transaction limits

Committee role and responsibilities

The Committee’s responsibilities include:

▪	recommending to the Board the total level of financial and operational risk the Group is prepared to take (risk appetite) to create long-term shareholder value

▪	monitoring financial and operational risk appetite, including setting limits for individual types of risk, e.g., credit, market and funding risk

▪	monitoring the Group’s financial and operational risk profile

▪	ensuring that financial and operational risk is taken into account during the due diligence phase of any strategic transaction and

▪	providing input from a financial and operational risk perspective into the deliberations of the Board Remuneration Committee.

The Committee’s terms of reference are available at home.barclays/corporategovernance

The Committee’s work

The significant matters addressed by the Committee during 2015 are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Risk appetite, i.e. the level of risk the Group chooses to take in pursuit of its business objectives.	The methodology for calculating the level of risk appetite.

▪  Requested a review of the Group’s risk appetite process and methodology and debated proposals from management to move to a scenario-based stress testing approach.

▪  Evaluated the proposed MTP stress test, agreeing on a scenario involving a global recession from an economic slowdown in China.

▪  Debated the severity of the scenario and how it would apply across the Group’s main markets of the UK, US and South Africa and how it aligned to regulatory stress tests.

The Committee challenged the parameters proposed by management and asked for a parameter to be linked to PBT. It also asked for early consideration to be given to the impact of IFRS 9 on the Group’s risk appetite and stress testing assumptions. This work is under way and will be reported to the Committee in the first half of 2016. Given the change in methodology, the Committee requested early sight of the design and outputs as the new risk appetite process was implemented, resulting in a workshop being held in December 2015. All non-executive Directors were invited to attend the workshop.

Stress testing, i.e. testing whether the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress.	The Group’s stress testing exercises, including scenario selection and constraints, the results and implications of stress tests, including stress tests run by the Bank of England (BoE), and regulatory feedback on the methodology and results.

▪  Debated proposals from management to move to a scenario-based risk appetite setting approach and approved a change to the Group’s methodology.

▪  Assessed the progress of the BoE stress test and evaluated the preliminary results, including discussing any potential areas of sensitivity.

The Committee approved the stress test results for submission to the BoE. It subsequently evaluated the BoE stress testing results and feedback from the BoE on the stress test.

20 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Risk Committee report

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Structural reform, i.e. the progress of structural reform, including the challenges to execution.	The impact of structural reform on the Group’s principal risks, including the impact on capital and liquidity for individual Group legal entities and the potential overall impact on the safety and soundness of the UK financial system.

▪  Debated structural reform and the impact on the capital and liquidity flight paths for individual legal entities, in particular, the prospective credit rating of Barclays Bank PLC in the structural reform structure.

▪  Evaluated the respective impacts on capital, liquidity and on the general safeness and soundness of the Group of different ring fence bank (RFB) structures.

The Committee recognised the design and implementation challenges of the programme and supported management in proposing structures and perimeters that best ensured the safety and soundness of all elements of the Group. It requested a workshop on structural reform to provide the Committee with an in-depth view of the key challenges. The workshop was held in December 2015 and all non-executive Directors were invited to attend.

Liquidity and funding, i.e. having sufficient financial resources available to enable the Group to meet its obligations as they fall due.	Compliance with regulatory requirements and internal liquidity risk appetite (LRA).

▪  Assessed on a regular basis liquidity performance against requirements.

▪  Debated the credit ratings of Barclays PLC and Barclays Bank PLC and potential market reaction to a ratings downgrade following removal of sovereign support notching.

▪  Questioned the cost of additional liquidity and asked for options to reduce the cost to be considered.

The Committee ensured that management had in place options to manage any impact on liquidity of a ratings downgrade. It agreed that the cost of maintaining surplus liquidity was appropriate.

Capital and leverage, i.e., having sufficient capital resources to meet the Group’s regulatory requirements, maintain its credit rating and support growth and strategic options.	The flight path to achieving required regulatory and internal targets and capital and leverage ratios.

▪  Debated on a regular basis, capital performance against plan, tracking the capital flight path, any challenges/headwinds and regulatory developments.

▪  Evaluated options to maximise capital and capital ratios in order to meet regulatory and market expectations.

The Committee supported the forecast trajectory and the actions identified by management to manage the Group’s capital position.

Country risk, i.e. the levels of risk the Group is prepared to take in specific countries.	The potential impact on the Group’s risk profile of political instability and economic weakness in South Africa, one of its main markets.

▪  Debated economic conditions in South Africa and the future outlook.

▪  Examined the actions already taken to manage risks, improve controls and asset quality and develop triggers for additional action in the event of further macro deterioration.

▪  Monitored the impact on South Africa of the slowdown in China and the fall in commodity prices.

The Committee sought additional information around the actions that had been taken to manage the risk profile in South Africa, including the impact of the actions taken to date. It requested a deep dive on the risk profile of the South African business, inviting the South African business heads to present on the actions that had been taken and how the business was positioned for a further economic downturn, including the impact of a further country rating downgrade.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 21

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Political and economic risk, i.e. the impact on the Group’s risk profile of political and economic developments and macroeconomic conditions.	The potential impact on the Group’s risk profile of political developments, such as the UK general election and budget statement, the potential exit of countries from the Eurozone, and weakening macroeconomic conditions, such as disruption and volatility in financial markets.

▪  Assessed the potential impact of the UK general election and steps that could be taken to manage any market volatility.

▪  Evaluated the potential risks arising from a general macroeconomic slowdown and from financial markets disruption, including the global impact of the economic slowdown in China.

▪  Assessed global consumer indebtedness indicators and the potential impact of rising consumer debt on the Group’s risk profile.

▪  Debated the Group’s Eurozone exposures in the context of the potential break-up of the Eurozone in the event of a Greek exit and assessed the Group’s levels of redenomination risk in the Eurozone.

The Committee asked management to evaluate macroeconomic conditions and market indicators to inform the strategic plan and risk appetite proposals for 2016, so that the Group is positioned appropriately.

Retail credit risk, i.e. UK property market, interest rate risk.	The potential overheating of the UK housing market, particularly in London and the South East and the Group’s risk appetite for and management of sectors such as the buy-to-let sector.

▪  Debated UK property market indicators and conditions, particularly in the high loan to value (LTV) and the buy-to-let markets and potential economic and political risks to that market.

▪  Evaluated the Group’s lending criteria and its approach to assessing customers on affordability.

▪  Assessed the potential impact of an increase in interest rates on customers, including how customers had been stress tested and assessed against affordability criteria.

The Committee encouraged management to continue to take a conservative approach to UK mortgage lending in the buy-to-let market and emphasised the need to keep risks and exposures within agreed appetite.

Specific sector risk, i.e. the Group’s risk profile in sectors showing signs of stress, such as the oil sector.	The Group’s exposures to the oil and commodities sectors in light of the price weakness and volatility in these sectors during 2015.

▪  Regularly assessed the Group’s exposures to the oil sector, including assessing steps taken with regard to the credit strategy for the sector, how the portfolio was performing and whether this was in line with expectations.

▪  Evaluated the Group’s exposures to the commodities sector and actions taken to identify any names at risk and reduce exposures.

The Committee supported the actions that had been taken by management to manage the Group’s risks and exposures to the oil and commodities sectors. It requested a stress test to assess the impact of further (and longer) oil price weakness on the Group’s lending portfolio, including indirect exposure.

Operational Risk From 1 July 2015, the Committee took responsibility for oversight of the capital and financial aspects of operational risk.	The Group’s operational risk capital requirements and any material changes to the Group’s operational risk profile and performance versus risk appetite.

▪  Evaluated operational risk capital and debated the potential for an increase in regulatory operational capital requirements.

▪  Debated whether Barclays advanced status for calculating operational risk capital should be retained.

▪  Tracked operational risk key indicators via regular reports from the Head of Operational Risk.

The Committee focused its oversight of operational risk on the financial and capital implications, debating in particular the potential impact of regulatory operational risk requirements.

22 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Risk Committee report

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Risk governance, i.e. the capability, governance and controls that the Group has over the management of risk.	The development of a scorecard to assist the Committee in assessing risk capability across the Group; further enhancement to the limit framework and governance of leveraged finance; the actions being taken to enhance controls and governance around risk models.

▪  Requested development of a risk capability scorecard.

▪  Regularly debated conditions in the leveraged finance market, tracking market indicators and the Group’s risk exposures and assessing the limit framework for leveraged finance and underwriting, including proposed changes to the framework to strengthen controls.

▪  Assessed the progress of enhancements to risk models controls and governance, including the role of the Group’s Independent Validation Unit.

▪  Evaluated revisions proposed to the ERMF.

The Committee approved the approach to the risk capability scorecard and requested a formal annual assessment of capability, with the option of an external assessment every three years. The Committee approved a revised limit framework for leveraged finance transactions and approved underwriting limits in general. The Committee concluded that good progress had been made on enhancing the controls and governance around risk models and asked management to focus on improving the quality of models and data quality further. The Committee also recommended the revised ERMF to the Board for approval.

Remuneration	The scope of any risk adjustments to be taken into account by the Board Remuneration Committee when making remuneration decisions for 2015.	▪ Evaluated the Risk function’s view of performance, which informed remuneration decisions for 2015.

The Committee supported the Risk function’s view of 2015 risk performance and endorsed the report that had been submitted to the Board Remuneration Committee.

The Remuneration Report on pages 50 to 83 includes more detail on how risk is taken into account in remuneration decisions.

In addition, the Committee also covered the following matters in 2015:

▪  regularly tracked the utilisation of risk appetite and evaluated the Group’s risk profile

▪  evaluated the impact of the Swiss franc revaluation on the Group’s electronic trading systems and asked for any lessons learned to be applied to other electronic platforms

▪  debated risk related matters arising from regulatory assessments and the actions needed to address any specific issues raised

▪  approved regulatory submissions, including the Individual Capital Adequacy Assessment Process and the Individual Liquidity Adequacy Assessment

▪  assessed and debated a report on its own performance during 2014, including considering whether its remit should be revised to cover operational risk and assessing the degree of challenge and support and value it provided to the Risk function

▪  discussed and agreed on its own training needs, resulting in two workshops being held in 2015, one on risk appetite and one on structural reform, with a further briefing session on the impact of IFRS 9 planned for 2016

▪  approved amendments to its terms of reference to reflect its revised remit and to ensure they remained in line with best practice and

▪  discussed and agreed its specific responsibilities for the oversight of operational risk, focusing on the capital and financial impacts, leaving the Board Audit Committee to oversee operational risk control issues.

Board Risk Committee allocation of time (%)
		2015	2014
1	Risk profile/risk appetite	43	57
	(including capital and liquidity management)
2	Key risk issues	31	19
3	Internal control/risk policies	11	11
4	Other (including remuneration and	15	13
	governance issues)

Read more about Barclays’ risk management on pages 95 to
109 and 336 to 409

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 23

What we did in 2015

Board Reputation Committee reporta

‘The Committee’s responsibilities were reshaped during 2015 to focus on three main pillars: conduct and compliance; reputation; and citizenship.’

Dear Fellow Shareholders

The Board Reputation Committee underwent a period of change during 2015, in terms of both a reassessment of Board Committee responsibilities and membership. John McFarlane succeeded Reuben Jeffery III as Chairman of the Committee in March 2015 and, following John’s appointment as Executive Chairman in July 2015, the Board asked me to assume the role of Committee Chairman, a position I held until my retirement from the Board at the end of December 2015.

The Committee’s responsibilities were reshaped during 2015 to focus on three main pillars: conduct and compliance; reputation; and citizenship. Culture and conduct are the bedrock of the organisation and, with the right culture, much of Barclays’ exposure to conduct risk can be reduced. To this end, the Committee has continued to focus on these issues, assessing progress against plans for embedding our conduct risk programme and implementing cultural change throughout the Group. We assessed deep-dive reports into conduct risk within key businesses, such as Barclays Africa and the Cards business, and evaluated the findings of a report by Air Marshal Sir David Walker, commissioned by management to give an independent view on whether we are making progress with cultural change. I am pleased to report that, although there is more to be done, progress on both has been good and there is strong commitment throughout the Group to embedding the necessary changes.

The Committee also tracked the exposure of Barclays, and the financial sector generally, to reputational risks. Reputational risk is a risk type that is constantly evolving, with potential new risks emerging while we are implementing controls to manage identified risks. Consequently, we have taken a thematic approach to identifying our key reputational risks and have ensured that we look ahead to identify emerging risks enabling us to mitigate them early. You can read more on pages 25 and 26 about the significant matters addressed during the year.

Committee performance

As part of the annual Board effectiveness review the performance of the Board’s committees was considered and I am pleased to report that the Committee is considered to be effective. The Committee is relatively new and areas for improvement included continuing to refine its agenda, particularly with regard to compliance and conduct risk, and ensuring that it does not duplicate the work of other Board Committees. Please turn to the report of the Board effectiveness review on pages 33 and 34 for more details.

Looking ahead

My successor, Sir Gerry Grimstone, will be assessing the areas of focus for the Committee in 2016 and I wish him and the Committee well for the future.

Sir Michael Rake

Chairman, Board Reputation Committee until 31 December 2015

Committee composition and meetings

The Committee comprises independent non-executive Directors, with the exception of Wendy Lucas-Bull, who the Board has decided to deem as non-independent for the purposes of the UK Corporate Governance Code, owing to her position as Chairman of Barclays Africa Group Limited. During 2015, there were a number of changes to the membership of the Committee, which are set out in the table below.

The Committee met four times during 2015 and the chart on page 26 shows how it allocated its time. Committee meetings were attended by management, including the Group Chief Executive, Chief Internal Auditor, Chief Risk Officer, General Counsel, Group Corporate Relations Director and the Heads of Compliance, Conduct Risk and Operational Risk, as well as representatives from the businesses and other functions.

Member	Meetings attended/eligible to attend
Reuben Jeffery III (Chairman and member to 31 March 2015)	1/1
John McFarlane (Chairman from 1 April 2015 – 16 July 2015)	2/2
Sir Michael Rake (Chairman and member from 17 July 2015 – 31 December 2015)	2/2
Mike Ashley (to 31 August 2015)	2/2
Tim Breedon (to 31 August 2015)	2/2
Wendy Lucas-Bull	4/4
Dambisa Moyo	4/4
Diane de Saint Victor	4/4
Sir John Sunderland (to 23 April 2015)	1/1
Frits van Paasschen (from 1 September 2015)	2/2

Committee role and responsibilities

The principal purpose of the Committee is to:

▪  ensure, on behalf of the Board, the efficiency of the processes for identification and management of conduct and reputational risk and

▪  oversee Barclays’ Citizenship Strategy, including the management of Barclays’ economic, social and environmental contribution.

Until the end of June 2015, the Committee also had responsibility for oversight of operational risk. Following a review by the Board of its governance arrangements, responsibility for the oversight of the capital and financial aspects of operational risk was reallocated to the Board Financial Risk Committee, which was renamed the Board Risk Committee. The Board Audit Committee oversees the control aspects of operational risk.

The Committee’s terms of reference are available at home.barclays
Note a Formerly called the Board Conduct, Operational and Reputational Risk Committee

24 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Reputation Committee report

The Committee’s work

The significant matters addressed by the Committee during 2015 are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Conduct risk	Progress on embedding the conduct risk management framework, focus on specific conduct risks and continued reduction of customer complaint levels.

▪  Continued its monitoring of the conduct risk programme via quarterly reports from management.

▪  Specifically assessed the status of the conduct risk programmes in Barclays Africa and across the Cards business.

▪  Monitored regulators’ views of Barclays’ conduct risk management and reporting via updates from management.

▪  Assessed progress made in reducing numbers of complaints, including those escalated to the Financial Ombudsman Service.

The Committee welcomed the progress made in embedding the conduct risk programme and requested more visibility of the status of specific conduct risks. It encouraged management to continue to apply lessons learned from past events to prevent similar events occurring now or in the future. It was content with the progress made in embedding conduct risk in Barclays Africa, but encouraged greater simplification of the governance structures and communication. It also encouraged management to do more to reduce the number of complaints.

Operational risk (to July 2015)	The management of Barclays’ operational risk profile and exposure to significant operational risks.

▪  Monitored Barclays’ operational risk profile via quarterly reports from management.

▪  Evaluated management’s strategy for addressing cyber risk and monitored its progress.

▪  Assessed Barclays’ exposure to technology risk and examined plans to resolve identified control issues by the end of the year.

The Committee focused its attention on emerging risks and those to which the Group’s exposure was increasing. It supported tactical and strategic actions proposed by management to mitigate the Group’s risks, including endorsing management’s strategy for addressing cyber risk. The Committee also satisfied itself that progress in managing technology risk was good and there was a healthy focus on embedding the right culture.

Reputational issues	Ensuring that Barclays anticipates, identifies and manages reputational issues that may impact it or the industry now or in the future.

▪  Tracked Barclays’ exposure to reputational risks via twice-yearly management reports.

▪  Examined the effectiveness of the current reputation risk framework, including assessing case studies on specific reputational matters.

The Committee took a thematic approach to its assessment of reputational risks and guided management in its approach to managing them. It satisfied itself as to the effectiveness of the reputation risk framework.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 25

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Cultural change	The progress being made on embedding of cultural change.

▪  Evaluated the outputs of an independent review by Air Marshal Sir David Walker.

▪  Assessed an industry-wide report by the Group of Thirty (G30) into banking conduct and culture and how Barclays’ practices benchmarked against the best practices and suggestions outlined in that report.

The Committee endorsed Air Marshal Sir David Walker’s report, which confirmed its view that progress had been good but that there was more to do to achieve the cultural change required. It encouraged management to continue to prioritise progress on cultural change. The Committee also concluded that many of the actions Barclays had taken in response to the Salz Review recommendations had aligned its practices with those proposed in the G30 report.

Citizenship	The delivery of the 2015 Citizenship Plan and development of a Shared Growth Plan for 2016-2018.

▪  Tracked progress against the current 2015 Citizenship plan via six-monthly reports from management.

▪  With the current Citizenship Plan coming to completion, evaluated the proposed Shared Growth Plan for 2016-2018.

The Committee noted that all targets in the 2015 Citizenship Plan had been met or exceeded, with the exception of our new and renewed household lending target, which had not been possible to achieve owing to market and trading conditions. It endorsed the 2016-2018 Shared Growth Plan, particularly the proposal to link the plan to Barclays’ core purpose and values and to focus on employability skills.

The Committee also covered the following matters:

▪   assessed progress of the programme to implement enhanced controls in the Investment Bank over conflicts of interest between Barclays and third parties

▪    evaluated outcomes of regulatory thematic reviews of conduct issues and controls

▪   evaluated the levels of attestation by colleagues globally to The Barclays Way, the Group’s code of conduct

▪    assessed the status of specific remediation programmes being implemented by the business

Board Reputation Committee allocation of time (%)
		2015	2014
1	Citizenship	6	2
2	Reputational issues	13	7
3	Culture, conduct and compliance	57	52
4	Operational risk	19	33
5	Other	6	6

▪   provided input to the Board Remuneration Committee on conduct and reputation issues to be taken into consideration for 2015 remuneration decisions

▪    tracked progress against the Compliance function’s business plan, including updates on resourcing and attrition levels

▪   monitored progress of Barclays’ plans for compliance with the Volcker Rule (restrictions on proprietary trading and certain fund investments by banks operating in the US)

▪    assessed and discussed a report on the Committee’s performance during 2014

▪   approved revisions to its terms of reference and recommended them to the Board for approval and

▪    considered and approved Group Compliance Policies.

Read more about Barclays’ risk management on pages 95 to 109 and 336 to 409

26 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Nominations Committee reporta

“The importance of people as a driving force in sustaining a business over the long term.”

Dear Fellow Shareholders

I have often stressed the importance of people as a driving force in sustaining a business over the long term through their expertise, innovation and commitment. This is equally true of your Board, where it is crucially important that we have strong leaders able to make tough, strategic decisions while energising colleagues and galvanising them into action. It is with this in mind that the Committee approached appointments.

During 2015 we announced the appointment of two new non-executive Directors and a new Group Chief Executive. Board Committee membership was refreshed and we also took the opportunity to review the composition and roles of the Board Committees. In addition, we considered the requirements for independent non-executive directors for the boards of our strategically significant subsidiaries, including those that will be formed as the Group implements structural reform. We continued to foster executive succession by supporting new initiatives and by directly engaging with senior executives, for example, by mentoring individual senior executives, in order to nurture high potential individuals and help build a stronger succession pipeline.

The Committee was pleased that the Board achieved its target of having 25% female representation on the Board by the end of 2015. The target has subsequently been increased to 33% by 2020. While we also achieved our aspiration to reach 23% female representation within our senior leadership population by the end of 2015, we recognise that we need to sustain our focus to attract more senior women to Barclays, and to enable women to grow their careers with us. That will ensure we reach our 2018 goal of 26% women in senior leadership roles. We remain committed to maintaining the momentum of our gender diversity programme.

Committee performance

As part of the annual Board effectiveness review, a separate exercise was conducted to assess the Committee’s performance. The assessment found that the Committee is performing effectively. Please see the report on the Board effectiveness review on pages 33 and 34 for more details. I would like to thank my fellow Committee members for their hard work and support during 2015, particularly Sir Michael Rake, who chaired the Committee during the period that I was Executive Chairman, and led the search for a new Group Chief Executive.

Looking ahead

We are preparing to implement a new structure in 2016 which will enable us to prepare for structural reform, simplify the organisation and speed up execution of the individual business strategies. These changes give us the opportunity to make sure that we have the right people in senior roles and that we also take action to build strength in each of the business executive teams for the longer term.

John McFarlane

Chairman, Board Nominations Committee

29 February 2016

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. John McFarlane, as Chairman of the Board, is also Chairman of the Committee. Mike Ashley, Tim Breedon, Crawford Gillies, being the Chairmen of each of the other Board Committees, Reuben Jeffery III and Sir Gerry Grimstone, the Deputy Chairman and Senior Independent Director, are also members of the Committee. Details of the skills and experience of the Committee members can be found in their biographies on pages 3 and 4.

During 2015, there were eight meetings of the Committee, including four additional meetings on Group Chief Executive succession. Attendance by members at Committee meetings is shown below. The chart on page 30 shows how the Committee allocated its time during 2015.

Committee meetings were attended by the Group Chief Executive or Executive Chairman, with the HR Director, the Global Head of Leadership, Learning & Talent, the Global Head of Diversity and Inclusion and representatives from Spencer Stuart presenting on specific items.

Member	Meetings attended/eligible to attend
Sir David Walker (Chairman until 23 April 2015)	2/2
John McFarlane* (Chairman from 24 April 2015 – 16 July 2015 and from 1 December 2015)*	4/4
Sir Michael Rake (Chairman from 17 July 2015 to 1 December 2015)	8/8
Mike Ashley	8/8
Tim Breedon†	7/8
Crawford Gillies (from 24 April 2015)	7/7
Reuben Jeffery III†	6/7
Sir John Sunderland (until 23 April 2015)	2/2

*   John McFarlane stood down as a member of the Committee during the period 17 July – 30 November 2015, when he was Executive Chairman. No Director with executive responsibilities may be a member of the Committee

†  did not attend one meeting owing to prior business commitments

Note

The Chairman and the Group Chief Executive excuse themselves from meetings when the Committee focuses on the matter of succession to their roles.

Committee role and responsibilities

The principal purpose of the Committee is to:

▪  support and advise the Board in ensuring that the composition of the Board and its Committees is appropriate and enables them to function effectively

▪  examine the skills, experience and diversity on the Board and plan succession for key Board appointments, planning ahead to deal with upcoming retirements and to fill any expected skills gaps

▪  provide oversight, at Board level, of the Group’s talent management programme and diversity and inclusion initiatives

▪  agree the annual Board effectiveness review process and monitor the progress of any actions arising, and

▪  keep the Board’s governance arrangements under review and make appropriate recommendations to the Board to ensure that they are consistent with best practice corporate governance standards.

You can find the Committee’s terms of reference at home.barclays/corporategovernance
Note a The name of the Committee changed from the Board Corporate Governance and Nominations Committee in June 2015

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 27

The Committee’s work

The significant matters addressed by the Committee during 2015 are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Board appointments	The refreshment of Board and Board Committee membership to secure individuals with the desired skills and experience needed on the Board in light of future strategic direction.

▪  Conducted a search for successors to Sir Michael Rake and Antony Jenkins.

▪  Evaluated a gap analysis of the skills and experience on the Board and identified the requirement for new non-executive Directors with financial services experience, and the preference to appoint more UK-based Directors given the time commitments associated with Board Committee appointments.

The Committee recommended the appointments of Sir Gerry Grimstone as Deputy Chairman and Senior Independent Director, Jes Staley as Group Chief Executive and Diane Schueneman as a non-executive Director.

Please refer to pages 30 and 32 for details of the Board’s approach to recruitment of new Directors and the case study of the recruitment of Jes Staley in particular.

Board and Board Committee structure, size and composition	The restructure of the Board and Board Committees to allow the Board to focus on the Group’s commercial and strategic performance. The optimum size of the Board, the potential impact of structural reform and the need to constitute subsidiary boards.

▪  Reassessed the structure, size and composition of the Board and Board Committees, as well as the current roles and responsibilities of the Board Committees, and recommended a number of changes to the Board.

▪  Requested a working plan for Board succession over the next three years.

The Committee agreed that the size of the Board should be reduced over time and more matters should be delegated to the principal Board Committees. The Committee agreed that non-executive Directors should normally not serve on more than two Board Committees, to avoid being over-stretched, and to reduce the Committees in size over time to a maximum of four members, while taking care to ensure appropriate cross-membership. The Committee recommended revised Board-level responsibilities for oversight of risk, including the Board re-taking overall responsibility for enterprise-wide risk, disbanding the Board Enterprise Wide Risk Committee and reallocating responsibility for oversight of the capital and financial aspects of operational risk to the Board Risk Committee.

Succession planning and talent management	The management of Board succession and oversight of the leadership needs of the Group to enable it to meet its strategic aims and its changing make-up resulting from the effects of structural reform.

▪  Examined regular reports on succession plans and talent management of the leadership of the Group to address succession planning in the short-term and internal talent development.

▪  Debated options for Directors to engage with members of the Group Executive Committee and senior management to help in nurturing high potential individuals and to support building a stronger succession pipeline.

The Committee agreed a proposal for Committee members to partner high potential senior management. The Committee endorsed the Group’s rapid development programme for high potential talent and agreed to support the programme by providing an insight into the role of the Board and its priorities. The Committee also endorsed the introduction of an improved talent assessment process and assessed the efficacy of the Group’s external talent acquisition process. The Committee examined the results of internal and external benchmarking exercises, including external benchmarking of senior management roles against similar roles in equivalent companies as part of the work on Group Executive Committee succession.

28 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Nominations Committee report

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Board effectiveness	The 2015 Board effectiveness review of the Board and its Committees. The progress made against the actions identified in the 2014 Board effectiveness review.

▪   Considered the effectiveness of the 2014 Board effectiveness review process and agreed the approach to be taken to the 2015 Board effectiveness review.

▪   Regularly examined progress of the action plan arising from the outcomes of the 2014 Board effectiveness review.

The Committee set the criteria for conduct of the 2015 Board effectiveness review, including the appointment of a new external facilitator, Independent Board Evaluation, and agreed an action plan to address the matters arising from the 2014 Board effectiveness review.

See pages 33 and 34 for a full description of the process and outputs from the 2014 and 2015 effectiveness reviews.

Governance implications of structural reform	The establishment of governance principles for the Group under structural reform.

▪   Scrutinised proposed governance guiding principles for the Group post-structural reform, which set out ultimate decision-making powers, while respecting the rights and responsibilities of the boards of the strategically significant subsidiaries: the ring-fence bank (RFB), Barclays Bank PLC, the US Intermediate Holding Company (IHC) and Barclays Africa Group (BAGL).

▪  Discussed the potential composition of the RFB and Barclays Bank PLC boards in light of regulatory requirements.

The Committee endorsed and supported the governance guiding principles. The Committee provided views on the outline board and committee composition of the RFB and Barclays Bank PLC for the Board’s consideration.

Significant subsidiary board composition	The composition of Barclays’ US IHC board and associated committees.

▪   Determined the required structure and composition of the IHC board.

▪   Endorsed the implementation of measures to allow potential future IHC board candidates the opportunity to build their knowledge of Barclays US businesses ahead of the formal creation of the IHC board in 2016.

The Committee agreed the proposed composition of the IHC board, including the appointments of Steve Thieke as chairman and Diane Schueneman as a non-executive director. It oversaw the establishment of a US Governance Review Board to allow proposed IHC board members to familiarise themselves with Barclays’ US businesses.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 29

In addition the Committee covered the following matters:

▪	the review of non-executive Directors’ performance, independence and time commitment as part of the Committee’s assessment of their eligibility for re-election

▪	consideration of a new target for Board diversity beyond the end of 2015 in the Company’s Board Diversity Policy and recommended it to the Board for approval

▪	updating of the Charter of Expectations and Corporate Governance in Barclays

▪	proposals for the 2015 Corporate Governance Report

▪	its annual review of the Directors’ register of interests and authorisations granted and

▪	changes to the Committee’s terms of reference.

Board Nominations Committee allocation of time (%)

		2015	2014
1	Corporate governance matters	17	21
2	Board and Committee composition	24	20
3	Succession planning and talent (includging CEO succession)	47	43
4	Board effectiveness	6	11
5	Other	6	5

Appointment and re-election of Directors

The Committee reviews Board and Board Committee composition, including potential new non-executive Directors, at each of its meetings. In addition to seeking successors for known retirements from the Board, the Committee monitors the skills and experience the Group needs to be able to deliver its strategic aims, to govern the Group appropriately, to ensure that risks threatening performance are identified and either addressed or mitigated, and to set ‘the tone from the top’ in terms of Barclays’ corporate culture and values. In 2015, the Committee also focused on the need to identify non-executive directors to serve on the boards of the Group’s strategically significant subsidiaries.

When considering a new appointment to the Board, the Committee relies on assessments of the current and expected Board and Board Committee composition, in order to assess the timeline for appointments, and a skills matrix that identifies the core competencies, skills, experience and diversity required for the Board to function effectively, with target weightings for each attribute. These assessments are regularly updated to take account of the Group’s needs over time.

The approach to recruiting new non-executive Directors is to create an individual specification with reference to the role requirements, including time commitment, the key competencies and behaviours set out in our Charter of Expectations and the desired key skills and experience identified from the skills matrix. The curriculum vitae and references of potential candidates are assessed by the Committee as a whole, before shortlisted candidates are interviewed by members of the Committee. For certain Board positions, the Committee seeks engagement with key shareholders and Barclays’ regulators as part of the selection process. Feedback from these parties is taken into account before any recommendation is made to the Board, which is kept informed of progress throughout the selection and recruitment process. An illustration of the rigorous process applied to appointments can be found in the case study and timeline of the process to identify Jes Staley as Group Chief Executive, which is set out on page 32.

Executive search firms MWM Consulting, Egon Zehnder International and Spencer Stuart were instructed to assist with our Director searches in 2015. None of these firms has any other connection with Barclays, other than to provide executive recruitment services. Open advertising for Board positions was not used during 2015, as the Committee believes that targeted recruitment is the optimal way of recruiting for Board positions.

Barclays announced the appointment of two new non-executive Directors during 2015: Diane Schueneman and Sir Gerry Grimstone. In addition, Barclays announced the appointment of Jes Staley as Group Chief Executive. Each of them brings valued skills and experience which contribute to the efficacy of the Board as a whole. As previously reported, Diane Schueneman brings expertise in operations and technology to the Board, which she gained in financial services organisations, as well as wide-ranging experience of implementing change and achieving turnaround in business success and profitability. Sir Gerry Grimstone, who succeeded Sir Michael Rake as Deputy Chairman and Senior Independent Director, is well known, commands great respect within the financial services industry and brings immense experience, integrity and knowledge to his roles at Barclays. Jes Staley has the leadership skills and wide-ranging experience to deliver shareholder value and to take the Group forward strategically and, in particular, possesses a good understanding of corporate and investment banking. Biographical information is provided on pages 3 and 4, with further details available online at home.barclays

Changes in the composition of the Board and the Committee’s reassessment of the structure, size and composition of the Board and its Committees resulted in a refresh of the membership of Board Committees, as well as their roles and responsibilities, during 2015. Details of the changes are included in each of the Board Committee reports.

The Directors in office at the end of 2015 were subject to an effectiveness review, as described below. Based on the results of the review, the Board accepted the view of the Committee that each Director proposed for re-election continued to be effective and that they had each demonstrated the level of commitment required in connection with their role on the Board and the needs of the business.

30 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Nominations Committee report

Diversity statement

The Financial Reporting Council maintains that one of the ways in which constructive board debate can be encouraged is through having sufficient diversity on the board. Barclays agrees with this view and, when it adopted a Board Diversity Policy in 2012, stated the Board’s aspirational goal of achieving 25% female representation on the Board by 2015. Female representation on the Board exceeded 25% at the end of 2015, having increased during the year with the appointment of Diane Schueneman. Noting that the latest progress report on Women on Boards from the Davies Review has suggested a target of 33% by 2020, Barclays has adopted this new target in its Board Diversity Policy.

The Committee assisted the Board in achieving its target of 25% by ensuring that this was recorded on the Board skills matrix and, in particular, that the search firms were aware of the priority. The Committee also supported a number of initiatives to grow the talent pipeline within the Group and sought opportunities to engage with female members of senior management. Diversity as a whole, including gender, was also taken into account when evaluating the effectiveness of the Board. The comprehensive brief provided to Independent Board Evaluation for this year’s review included an evaluation of boardroom dynamics and the effects of diversity. The consultant accordingly assessed the impact of diversity including gender, age, the internationality of the Directors, the breadth of experience, qualifications and skills, concluding that there was a good degree of diversity on the Board with a range of different experiences and outlooks and that the Chairman should continue to nurture inputs from all Directors to derive the benefits of this diversity.

Below Board level, Barclays met its target of 23% female representation among the Managing Director and Director population in 2015. To achieve the target, the Committee endorsed programmes to embed accountability for diversity and inclusion throughout the Group. These efforts included Balanced Scorecard aligned targets for hiring, promotion and attrition set for each business or function, expansion of diversity data to include greater focus, expanding global campaigns to raise awareness and refined communications to drive impact. More details of Barclays’ diversity and inclusion strategy may be found on pages 47 to 49.

You can find the Board Diversity Policy at home.barclays/corporategovernance

Review of Board and Board Committee effectiveness

Barclays conducts an externally facilitated review of the effectiveness of the Board, Board Committees, individual Directors and the Chairman each year. For 2015, the effectiveness review was facilitated by Independent Board Evaluation, an independent external consultancy with no other connection with Barclays. The review process involved the consultant, Ffion Hague, attending certain Board and Board Committee meetings in November and December 2015 as an observer, alongside detailed interviews conducted according to a set agenda with Directors, members of the Group Executive Committee, the Company Secretary and other members of the executive and senior management. Feedback was also sought from external stakeholders. Independent Board Evaluation prepared a report for the Board on the findings from the review process, which was presented to the Board in December 2015. In addition, the Chairman was provided with a report and feedback on the performance of each of the Directors and the Senior Independent Director received a report on the Chairman. A similar process was followed for the Board Committees. Independent Board Evaluation provided feedback to each of the Committee Chairmen on the performance of each Committee. The feedback is scheduled to be discussed by each Committee in early 2016.

Having assessed the findings of the effectiveness review, the Directors were satisfied that the Board and each of its Committees operated effectively during 2015. Nonetheless, the Board identified a number of actions to help maintain and improve its effectiveness. These, together with an update on the actions taken following the 2014 review, are set out on pages 33 and 34.

Directors’ Conflicts of Interest

Barclays requires Directors to declare any potential or actual conflict of interest that could interfere with a Director’s ability to act in the best interests of the Group. The Board has adopted procedures for ensuring that its powers to authorise Directors’ conflicts operate effectively. A register of actual and potential conflicts and of any authorisation of a conflict granted by the Board is maintained by the Company Secretary and reviewed annually by the Board Nominations Committee.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 31

Governance in action: the appointment of

Jes Staley

Role requirements

The Committee, which has responsibility for identifying suitable candidates to join the Board, agreed the desired attributes for a successor to Antony Jenkins as Group Chief Executive (CEO). In addition to strong and motivational leadership qualities, the Committee sought candidates with significant experience of retail and/or commercial and investment banking in large scale, complex organisations and an excellent track record of delivery and credibility with regulators and internal and external stakeholders. Personal attributes sought included strategic thinking and the ability to lead and manage change, especially cultural change.

Process

The Committee directed the selection process. As the Chairman had accepted the role of Executive Chairman until a successor was in place, it was agreed that he would step down from the Committee to ensure that it remained composed of independent non-executive Directors and that I would lead the process. It was also agreed that the Committee as a whole would be involved in shortlisting and interviewing candidates and, once preferred candidates had been agreed, to involve the rest of the Board and key senior executives. Spencer Stuart, an external search consultant, was engaged to assist with the search and selection process.

Search

Having established that there were currently no potential candidates within the Group with the spread and depth of experience required for the role, the Committee examined a ‘long list’ of candidates produced as a result of the global search and received a presentation from Spencer Stuart covering the prospects for consideration. The Committee identified the most credible prospects to be contacted and invited to interview and requested that the views of the Group’s regulators on the preferred type of candidate for the role also be obtained.

I asked Committee members to consider sources for potential candidates that might be approached directly and to recommend potential candidates for the role. In addition, although John McFarlane did not take part in the selection process, he was consulted for his view and insights. I also ensured that Board members were kept up-to-date throughout the process.

Recruitment

As Jes Staley emerged as the preferred candidate and had confirmed his interest in the role, he undertook a series of interviews involving me, the Chairman and members of the Committee. He also met with the remaining members of the Board and the Group Executive Committee.

In addition to the regular communication with Directors, the Board held an additional meeting specifically to discuss the proposed appointment and to allow Directors to share their feedback on Jes Staley before approving his appointment, which was announced on 28 October 2015.

Sir Michael Rake

32 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2015

Board Nominations Committee report

Review of Board and Board Committee effectiveness

Board priorities	Exhibiting and upholding the Company’s values	Leveraging Board experience in support of executives	Greater awareness of Board Committee work

2014 findings To refine the Board’s priorities for 2015.	2014 findings To continue the embedding of cultural change across and deeper into the organisation and provide effective oversight of progress.	2014 findings To continue to build effective relationships between the Board and business and functional heads.

2014 findings

To continue to deepen the Board’s focus on the key priorities and main issues facing each of the Board Committees and to ensure that the Board Committee structure remains appropriate and fit for purpose.

Actions taken in 2015

In 2015 the Board re-focused its time on three key themes:

▪  focus on core

▪  accelerate earnings growth

▪  high performance ethic.

A set of execution priorities was developed for each theme  and progress against these priorities was reported to the Board on a regular basis.

Actions taken in 2015

The Board Reputation Committee received reports on the progress of cultural change in 2015.

Members of senior management completed a survey on cultural change, the results of which were shared with the Board Reputation Committee.

The results of the employee opinion survey and a values survey were shared with the Board.

Actions taken in 2015

John McFarlane has, and will continue to, discuss his key priorities as Chairman with senior management.

Members of the Board Nominations Committee are mentoring high-potential senior managers.

Actions taken in 2015

The Board Committee structure was updated in 2015, following review by the Board Nominations Committee. The revised structure was approved by the Board and implemented from July 2015.

In line with prior years, all non-executive Directors may attend Board Committee meetings on request, with the agreement of the Committee Chairman. All non-executive Directors were invited to attend Board Risk Committee workshops on risk appetite and on structural reform.

2015 findings To ensure that the Board agenda is optimised, including time for ‘blue-sky’ discussion of major risks.	2015 findings No specific matters were raised during the 2015 review.	2015 findings To continue to ensure that all non-executive Directors have the opportunity to contribute to strategic debate.

2015 findings

To continue to raise awareness across all Board members of the significant issues considered by Board Committees and to continue to refine the remit and scope of the Board Reputation Committee.

Actions to be taken in 2016

We will identify opportunities for more free-ranging Board discussions, including discussion of risk.

A revised set of Board objectives will be agreed in order to track progress.

Actions to be taken in 2016 No actions are proposed for 2016.

Actions to be taken in 2016

We will continue to identify ways in which the skills and experience of individual non-executive Directors may be leveraged, including partnering individual non-executive Directors with members of the Group Executive Committee.

Actions to be taken in 2016

We will provide opportunities for Board Committee Chairmen to provide more detailed briefings to non-Committee members on the work of their Committee.

We will review the role and scope of the Board Reputation Committee with its new Chairman.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 33

Improvements to the Board appointment process	Director induction	Effective handling of legacy issues	Dealing more strategically with global regulation

2014 findings To continue to ensure that the Board has sufficient visibility of executive succession planning and the talent pipeline.	2014 findings To extend the new Director induction programme to involve senior executives below Group Executive Committee level and to continue to support new Board Committee Chairmen.	2014 findings To continue to focus on the existing priority of overseeing the resolution of legacy issues.	2014 findings To continue to focus the Board’s time on strategy and strategic options.

Actions taken in 2015

The non-executive Directors attended a briefing on talent management and succession planning in April 2015.

The Board Nominations Committee considered Group Executive Committee succession in October 2015. In November 2015, the HR Director attended the Board meeting to provide an update on talent and succession.

	Actions taken in 2015 Directors have been offered the opportunity of additional meetings with senior executives as part of their induction programmes.	Actions taken in 2015 Work has continued in 2015 to resolve historical legal and conduct risks. Several outstanding issues have been resolved in 2015.

Actions taken in 2015

Additional time was allocated to the discussion of business strategy at Board meetings in 2015. In particular, the Investment Bank and structural reform were both covered in depth.

The Group’s three strategic priorities: focus on core; accelerate earnings growth; and high performance ethic, were developed with the Board’s collective input.

Representatives from the Group’s UK and US regulators attended Board and Board Committee meetings during the year.

2015 findings

To continue to assess the skills and experience needed on the Board and to ensure that Board composition is balanced between UK and international members.

To enhance Board succession planning, particularly in respect of key roles.

	2015 findings To enhance the Board training and induction programme, with particular focus on the training needs of Board members from outside the financial services sector.	2015 findings No specific matters were raised during the 2015 review.	2015 findings To continue to provide opportunities for Board members to provide early input to thinking on major issues and decisions.

Actions to be taken in 2016

We will develop a revised Board succession plan for discussion by the Board Nominations Committee, including planning for succession to key roles, considering the optimum size of the Board and the balance of UK and overseas Directors.

We will schedule additional updates to the Board on talent  management and succession planning.

	Actions to be taken in 2016 We will schedule as part of the Board’s training programme for 2016 specific briefings for non-executive Directors who do not have a financial services background.	Actions to be taken in 2016 No actions are proposed for 2016.	Actions to be taken in 2016 We will continue to allocate sufficient time for Board discussion of strategic priorities and options.

34 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

How we comply

Leadership

The Role of the Board

As members of the Board of Directors, we have a collective responsibility to create and deliver sustainable value for our shareholders, in a manner that is supported by the right culture, values and behaviours throughout the Group. To support our role in determining the strategic objectives and policies of the Group, there exists a well-defined Corporate Governance framework. We aim to achieve long-term and sustainable value and it is our responsibility as the Board to ensure that management effectively delivers on short-term objectives, while promoting the long-term growth of Barclays.

In addition, we have further responsibility for ensuring that management maintains both an effective system of internal control and an effective risk management and oversight process. When carrying out these responsibilities we consider the Group’s business and reputation, the materiality of risks that are inherent in the business and the relevant costs and benefits of implementing controls. The Group’s internal control system provides assurance of internal financial controls, compliance with law and regulation and effective and efficient operations.

The Board is the decision-making body for those matters that are considered of significance to the Group owing to their strategic, financial or reputational implications or consequences. To retain control of these key decisions, certain matters have been identified that only we as the Board can approve and there is in place a formal schedule of powers reserved to the Board. As Directors we must act in accordance with the Company’s constitution and only exercise powers for the purposes for which they have been conferred. A summary of the matters reserved to the Board is available at home.barclays/corporategovernance. These matters include the approval of Barclays’ strategy, interim and full year financial statements and any major acquisitions, mergers, disposals or capital expenditure.

Specific responsibilities have been delegated to Board Committees and each Committee has its own terms of reference, which are available on home.barclays/corporategovernance. Each Committee reports to, and has its terms of reference approved by, the Board and the minutes of Committee meetings are shared with the Board. The main Board Committees are the Board Audit Committee, the Board Nominations Committee, the Board Remuneration Committee, the Board Reputation Committee and the Board Risk Committee.

In addition to the principal Board Committees, the Regulatory Investigations Committee, which was formed in late 2012, focuses on providing Board-level oversight of regulatory investigations. This Committee met six times in 2015. John McFarlane is Chairman of the Committee and the other current Committee members are Mike Ashley, Sir Gerry Grimstone, Diane de Saint Victor and Jes Staley. Antony Jenkins, Sir Michael Rake, Sir John Sunderland and Sir David Walker also served on the Committee during 2015, stepping down when they left the Board.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 35

Attendance

In 2015 we attended both scheduled and additional Board meetings, as disclosed in the table below. The Chairman met privately with non-executive Directors ahead of scheduled Board meetings. If, owing to exceptional circumstances, a Director was not able to attend a Board meeting, he or she ensured that their views were known to the Chairman.

Board attendance	Independent	Scheduled meetings eligible to attend	Scheduled meetings attended	Additional meetings eligible to attend	Additional meetings attended
Group Chairman
John McFarlane	On appointment	8	8	2	2

Executive Directors
Tushar Morzaria[a]	Executive Director	8	8	2	1
Jes Staley	Executive Director	1	1	0	0

Non-executive Directors
Mike Ashley	Independent	8	8	2	2
Tim Breedon	Independent	8	8	2	2
Crawford Gillies	Independent	8	8	2	2
Reuben Jeffery III	Independent	8	7	2	2
Wendy Lucas-Bull[b]	Non-Independent	8	8	2	2
Dambisa Moyo	Independent	8	8	2	1
Frits van Paasschen	Independent	8	8	2	2
Sir Michael Rake	Deputy Chairman, Senior Independent Director	8	7	2	2
Diane de Saint Victor	Independent	8	8	2	2
Diane Schueneman	Independent	5	5	1	1
Steve Thieke	Independent	8	8	2	2

Former Directors
Sir David Walker	On appointment	3	3	0	0
Antony Jenkins	Executive Director	4	4	1	1
Sir John Sunderland	Independent	3	3	0	0

Secretary
Lawrence Dickinson		8	8	2	2

Notes

a	Although eligible to attend, as an executive Director, Tushar Morzaria did not attend the additional meeting held to consider and approve the appointment of the new Group Chief Executive.
b	Although we have reached the conclusion that all non-executive Directors exhibit independence of character and judgement, we continue to disclose that, for the purposes of the Code, Wendy Lucas-Bull was not designated as independent owing to her chairmanship of Barclays Africa Group Limited, a 62%-owned subsidiary of Barclays.

36 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

How we comply

Board Governance Framework

As a Board we may, under the authority of our Articles of Association and where appropriate, delegate all or any of our powers to an individual Director or to a Committee of Directors. Further information on the operations of each of the Barclays Board Committees can be found on the pages referenced above. Board Committee membership is reviewed regularly by the Board Nominations Committee.

Roles on the Board

As Directors we have established a division of responsibilities between running the Board and running the business of the Group. It is the responsibility of the Chairman to lead the Board and to ensure that it operates effectively, while the responsibility for the day-to-day management of Barclays has been delegated to the Group Chief Executive.

Role profiles setting out the responsibilities of the Chairman, the Group Chief Executive, Deputy Chairman, Senior Independent Director, non-executive Directors, Executive Directors, Committee Chairmen and the Company Secretary can be found in Barclays Charter of Expectations, which is available on home.barclays/corporategovernance. Barclays Charter of Expectations also sets out high-performance indicators for non-executive Directors.

The Group Chief Executive is supported by the Group Executive Committee, which is responsible for making and implementing operational decisions while running the Group’s day-to-day business. Further information on the Group Executive Committee can be found on page 5. The Group Executive Management structure has been designed to support management’s decision-making responsibilities, aligned to personal accountability and delegated authority, while embedding risk and control in business decision-making.

Effectiveness

Composition of the Board

The Board Nominations Committee is responsible for reviewing Board composition, considering succession plans for both the Board and senior executives, selecting and appointing new Directors and considering the results of the Board effectiveness review. For more information on the work of this Committee in 2015 please turn to page 27.

Our individual biographies can be found on pages 3 and 4: these include our relevant skills and experience, Board Committee membership and any other principal appointments. Details of changes to the Board in 2015 and year to date are disclosed on page 6.

The Board currently comprises a Chairman, who was independent on appointment, two Executive Directors and 11 non-executive Directors. In line with the Code, independent non-executive Directors form a majority of our Board. Each year we consider the independence of our non-executive Directors, using the guidance set out in the Code and behaviours determined by us as essential in order for a Director to be considered independent. These independence criteria are disclosed in Corporate Governance in Barclays, which can be viewed at home.barclays/corporategovernance. Having considered this guidance, we have determined those non-executive Directors who are standing for re-election at the 2016 AGM to be independent.

Executive Directors’ service contracts and the letters of appointment for the Chairman and non-executive Directors are available for inspection at the Company’s registered office.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 37

We carry out an annual effectiveness review in order to evaluate our performance as a Board. This evaluation includes an assessment of the effectiveness of Board Committees and individual Directors, to ensure that each of us continues to contribute effectively to the decision-making of the Board. Independence and the existence of any conflicts of interest are considered as part of the effectiveness evaluation. We take the outcomes of the review into account when deciding whether Directors will offer themselves for election or re-election at the AGM.

More information on the Board effectiveness review can be found on page 33 and 34.

Time commitment

In order to effectively discharge our responsibilities, non-executive Directors must commit sufficient time to their role. Set out below is the average time commitment for each non-executive position on the Board. In practice, however, time commitment is agreed on an individual basis and for certain Board positions additional time commitment will often be required in order to fulfil extra responsibilities, such as those of the Deputy Chairman, Senior Independent Director and Committee Chairmen. In addition, in exceptional circumstances, we are expected to commit significantly more time than disclosed below.

Role	Expected time commitment
Chairman	80% of a full-time position
Deputy Chairman	0.5 days a week
Senior Independent Director	As required to fulfil the role
Non-executive Director	30-36 days a year (membership of one Board Committee included, increasing to 40-50 days a year if a member of two Board Committees)
Committee Chairmen	50-60 days (inclusive of non-executive Director time commitment)

It is expected that our Chairman will commit as much time as is necessary to fulfil his duties, with his responsibilities to Barclays taking priority over other business commitments. The Chairman and non-executive Directors are also expected to allocate sufficient time to understanding the business, through meetings with regulators and executives and undergoing training to ensure ongoing business awareness. This time is in addition to that spent preparing for, and attending, Board and Board Committee meetings. When appropriate, a Director joining a Board Committee will be given a specific Board Committee induction programme.

Induction

Following appointment, each Director undergoes a comprehensive induction that has been tailored to individual requirements. The personal induction programme is designed and organised by the Company Secretary in consultation with the Chairman and in doing so they consider how to develop each Director’s understanding of how the Group works and the key issues that it faces.

The purpose of the induction programme is to provide Directors with the information they need to become as effective as possible within the shortest practicable time after joining the Board. Typically, a new Director will meet with members of the Group Executive Committee and senior management, allowing an opportunity to familiarise themselves with various businesses and discuss specific matters with senior individuals. When an induction programme is complete, in addition to understanding the Group’s business, a new Director should have a clear understanding of Barclays’ relationships with its shareholders, regulators and customers and clients.

In 2015, John McFarlane and Diane Schueneman both received tailored induction programmes on joining the Board. Feedback was sought from both new Directors to ensure that the induction programme remains effective.

Training and development

In order to ensure that our non-executive Directors have the necessary knowledge and understanding of the Group’s business to enable them to contribute effectively at Board and Board Committee meetings they are regularly provided with the opportunity for training and development.

As part of the annual performance evaluation process the individual development needs of each non-executive Director are reviewed and discussed with the Chairman. Training can be provided through one-to-one meetings with senior executives, in order to receive further insight into a particular area of the Group’s business, or as part of dedicated training on a particular issue identified by the Directors and the Company Secretary.

Our Directors have a continuing responsibility to fulfil their duties as members of the Board and Board Committees and this is managed through the provision of focused training and development opportunities.

During 2015, non-executive Directors attended briefings on the following subjects:

▪	talent management and succession planning

▪	Senior Managers Regime, and
▪	operational resilience.

Board Committees also undertook specific training and details can be found in the respective Committee Chairmen’s reports.

During 2015, individual Directors also attended regular meetings with our regulators, external auditors and major shareholders. In addition, the Board Audit Tender Oversight Sub-Committee carried out site visits as part of the audit tender process.

The following provides more detail of a specific training session that took place in 2015.

Governance in action: training and development

Following the July 2015 Board meeting, the non-executive Directors attended a briefing session on the Senior Managers Regime, led by Barclays Compliance. The Senior Managers Regime commences in March 2016 and, although only certain non-executive Directors will be in scope, there are a number of governance, reporting and conduct requirements that will apply to all Board Directors. The briefing session provided an overview of the Senior Managers Regime, with particular focus on the following:

▪  an introduction to ‘Reasonable Steps’, including practical examples

▪  the roles and responsibilities of non-executive Directors in scope

▪  guidance for non-executive Directors who are not in scope, and

▪  the Conduct Rules (standards that will be expected of all employees in a regulated firm).

In addition, Barclays Compliance detailed the work needed in order for Barclays to be ready for implementation of the regime in early 2016. This timetable included scheduling individual briefing sessions with in-scope non-executive Directors.

In late 2015/early 2016, Mike Ashley, Tim Breedon, Crawford Gillies and Sir Gerry Grimstone each had individual meetings with Barclays Compliance in order to cover the reasonable steps that, as a result of their particular role on the Board, each of them will be expected to take under the Senior Managers Regime. The session included a review of case studies, which focused on each Director’s prescribed responsibilities under the Senior Managers Regime. The Directors were briefed ahead of the meetings and provided with supporting documentation in advance. These meetings were also attended by the Company Secretary and external advisers.

38 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

How we comply

Information provided to the Board

As set out in the Code, the Chairman is responsible for ensuring that the Board receives accurate, timely and high quality information about the Company’s performance at appropriate intervals and in an appropriate manner to enable it to take sound decisions, monitor effectively and provide advice to promote the success of the Company. Our Company Secretary supports the Chairman in ensuring good information flows between the Board, the Board Committees and the senior executives. In addition to providing dedicated support for the Board, the Company Secretary maintains dialogue with our Directors in order to confirm that the information they require in order to fulfil their responsibilities as a member of the Board is being received. If there is a need for independent and professional advice this can be sought by the Board, via the Company Secretary or directly, at Barclays expense.

Directors expect to be kept informed of key developments in the business by both the Executive Directors and senior management, and take seriously their responsibility to request any further explanations as required. The Board and Board Committee annual forward calendars of business are formulated to ensure that Directors receive regular reports and presentations, in addition to periodic communications advising of any updates to the business of the Company, current events and the regulatory environment.

Accountability

Risk management and internal control

The Directors have responsibility for ensuring that management maintain an effective system of risk management and internal control and for assessing its effectiveness. Such a system is designed to identify, evaluate and manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Barclays is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. Barclays has an overarching framework that sets out the Group’s approach to internal governance (the Barclays Guide). The Barclays Guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and assessing compliance.

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

Effectiveness of internal controls

Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of business risk and control assessments and other internal and external sources are examined to identify pervasive themes. Where appropriate, control issues are reported to the Board Audit Committee. In addition, regular reports are made to the Board Audit Committee by management, Barclays Internal Audit and the Finance, Compliance and Legal functions covering, in particular, financial controls, compliance and other operational controls.

Risk management and internal control framework

The ERMF is the Group’s internal control framework. It is refreshed annually with an assessment of operational maturity provided to the Board Audit Committee. In 2015, the Board Audit Committee received quarterly reports on the effectiveness of the control environment: these reports covered risks and controls including financial, operational and compliance risk.

The Board Audit Committee formally reviews the system of internal control and risk management annually. Throughout the year ending 31 December 2015 and to date, the Group has operated a system of internal control that provides reasonable assurance of effective operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the principal risks facing the Group in accordance with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting published by the Financial Reporting Council.

The review of the effectiveness of the system of risk management and internal control is achieved through a four-step approach which is centred on reviewing the effectiveness of the Barclays Guide and its component parts, including the ERMF.

1.	Governance Risk and Control meetings of the business and functional executive committees monitor, review and challenge the effective operation of key risk management and control processes, including the results of audits and reviews undertaken by Barclays Internal Audit (which include assessments of the control environment and management’s control approach) and examinations and assessments undertaken by our primary regulators, on an ongoing basis as part of the system of risk management and internal control. The remediation of issues identified within the control environment is regularly monitored by management and the Board Audit Committee.

2.	Testing of the Governance Risk and Control meetings held within the executive committees provides assurance that the committees are effectively overseeing the control environment and associated risk management and internal control processes.

3.	The owners of the key governance processes which comprise the Barclays Guide undertake a review to confirm that processes have been implemented and are operating effectively.

4.	The annual review of the system of risk management and internal control brings together the results of the activities completed in steps 1 to 3 to ensure that each of the key processes has been effectively reviewed.

In 2015, the Board received regular reports covering risks of Group-level significance. Over the year, the Board Risk Committee and the Board Reputation Committee examined reports covering the principal risks (credit risk, market risk, capital risk, liquidity risk, operational risk and conduct risk) as well as reports on risk measurement methodologies and risk appetite. Further details of risk management procedures and potential risk factors are given in the Risk Management section on pages 87 to 93.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 39

Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the Group’s financial statements. The Legal and Technical Review Committee is responsible for examining the Group’s financial reports and disclosures to ensure that they have been subject to adequate verification and comply with applicable standards and legislation. The Committee reports its conclusions to the Disclosure Committee. The Disclosure Committee examines the content, accuracy and tone of the disclosures and reports its conclusions to the Board Audit Committee, which debates its conclusions and provides further challenge. Finally, the Board scrutinises and approves results announcements and the Annual Report and ensures that appropriate disclosures have been made. This governance process ensures that both management and the Board are given sufficient opportunity to debate and challenge the Group’s financial statements and other significant disclosures before they are made public.

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

Management has assessed Barclays PLC Group’s and Barclays Bank PLC Group’s internal control over financial reporting as of 31 December 2015. In making its assessment, management has utilised the criteria set forth by the 2013 COSO framework. Management concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2015. Our independent registered public accounting firm has issued a report on Barclays PLC’s internal control over financial reporting, which is set out on page 210.

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 177 to 182.

Changes in internal control over financial reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect the Group’s internal control over financial reporting.

Remuneration

We have delegated responsibility to the Board Remuneration Committee to determine the remuneration arrangements for the Chairman, our Executive Directors and other senior executives and certain other Group employees, as determined by the Committee. Additional information on the Board Remuneration Committee, including its membership and activities in 2015, can be found on pages 70 and 71 in the Directors’ remuneration report, which forms part of the corporate governance statement.

Stakeholder engagement

We describe below how we engage with our stakeholders.

Investor engagement

The Board is committed to promoting effective channels of communication with shareholders and upholding good corporate governance as a means of building stronger and more engaged relationships with them. Our comprehensive investor engagement initiatives help us to understand their views about Barclays, which are communicated regularly to the Board. Our shareholder communication guidelines, which underpin all investor engagement, are available on our website at home.barclays/barclays-investor-relations/corporate-governance/shareholder-communication-guidelines.html.

Institutional investors

In 2015, our engagement with institutional investors took place throughout the year, following our quarterly results as well as outside the reporting cycle. This allowed the opportunity for existing and potential investors to engage with us regularly, and promoted dialogue on longer-term strategic developments, as well as about the recent financial performance of the Group.

The Directors, in conjunction with the senior executive team and Investor Relations, participated in varied forms of engagement across multiple geographic locations, reflecting the diverse nature of our equity and debt institutional ownership. Divisional management also presented extensively to investors, promoting greater awareness and understanding of our operational businesses and other functions.

In the past year, discussions with investors focused on the continued execution of our strategic plan outlined in 2014, and the steps taken in 2015 to improve our returns to shareholders, while adapting to the changing regulatory environment and addressing legacy issues. Meetings focused on corporate governance matters also took place throughout the year, covering topics including management changes, remuneration and other AGM-related matters. Following the appointment of Sir Gerry Grimstone as Senior Independent Director on 1 January 2016, our major investors were offered a meeting with him.

During 2015, we held quarterly results briefings, including an in-person presentation for the 2014 results announcement in March 2015, and quarterly breakfast briefings for equity and debt sellside analysts, hosted by the Group Finance Director. For fixed income investors, we held conference calls at our full year and half year results, hosted by our Group Finance Director and Group Treasurer, as well as quarterly briefings for credit analysts.

An independent audit of investor views took place in April 2015. Interviews with a cross-section of institutional shareholders and non-holders, were conducted on specific topics including strategy, business performance and the management team. The findings of the investor audit were presented to the Board.

To enable the effective distribution of information to all investors, transcripts of executive management speeches were uploaded to the investor relations section of the website, alongside associated presentation materials. In 2015, we received the UK Investor Relations Society’s award for the Best Use of Digital Communications, reinforcing the importance placed on using our website to engage with the market. For example, we introduced short videos providing a summary of our results from our Chairman, Group Chief Executive and Group Finance Director.

40 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

How we comply

Private shareholders

Throughout 2015, we continued to communicate with our private shareholders using our shareholder mailings. Also, shareholders can choose to sign up to Shareview so that they receive information about Barclays and their shareholding directly by email. On a practical level, over 60,000 shareholders did not cash their Shares Not Taken Up (SNTU) cheque following the Rights Issue in September 2013. During 2015, we conducted a tracing process to reunite these shareholders with their SNTU monies together with any unclaimed dividends. By the end of the year, we had returned over £2.2m to our shareholders. In addition, we launched a special share dealing service in October 2015 for shareholders holding 4,000 shares or less. Shareholders could donate their sale proceeds to ShareGift if they wished. Shareholders donated nearly £130,000.

Our Annual General Meeting (AGM)

Our AGM continues to be a key date in the diary for the Board. It affords us our primary opportunity to engage with shareholders, particularly our private shareholders, on the key issues facing the Group and any questions they may have. The majority of Directors, including the Chairman, were available for informal discussion before and after the formal business of our 2015 AGM. All resolutions proposed at the 2015 AGM, which were considered on a poll, were passed with votes for ranging from 88.5% to 99.9% of the total votes cast.

The 2016 AGM will be held on Thursday 28 April 2016 at the Royal Festival Hall in London. The Notice of AGM can be found in a separate document, which is sent out at least 20 working days before the AGM and also made available at home.barclays/agm. Voting on the resolutions will again be by poll and the results will be announced via the Regulatory News Service and made available on our website on the same day. We encourage any shareholders who are unable to attend on the day to vote in advance of the meeting via home.barclays/investorrelations/vote or through Shareview (www.shareview.co.uk).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 41

Other statutory information

The Directors present their report together with the audited accounts for the year ended 31 December 2015.

Other information that is relevant to the Directors’ Report, and which is incorporated by reference into this report, can be located as follows:

Contents	Page

Employee involvement	44-49
Policy concerning the employment of disabled persons	48
Financial instruments	230-254
Hedge accounting policy	231
Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares	50-83
Corporate governance report	2-49
Risk review	84-182

Disclosures required pursuant to Listing Rule 9.8.4R can be found on the following pages:

Page

Long-term incentive schemes	77
Director emoluments	295
Allotment for cash of equity securities	276
Waiver of dividends	42

The particulars of important events affecting the Company since the financial year end can be found in Note 29 Legal, competition and regulatory matters.

Profit and dividends

The adjusted profit for the financial year, after taxation, was £3,713m (2014: £3,798m). Statutory profit after tax for 2015 was £623m (2014: £845m). The final dividend for 2015 of 3.5p per share will be paid on 5 April 2016 to shareholders whose names are on the Register of Members at the close of business on 11 March 2016. With the interim dividends totalling 3p per ordinary share, paid in June, September and December 2015, the total distribution for 2015 is 6.5p (2014: 6.5p) per ordinary share. The interim and final dividends for 2015 amounted to £1,081m (2014: £1,057m).

The nominee companies of certain Barclays’ employees benefit trusts holding shares in Barclays in connection with the operation of the Company’s share plans have lodged evergreen dividend waivers on shares held by them that have not been allocated to employees. The total amount of dividends waived during the year ended 31 December 2015 was £6.4m.

Board of Directors

The names of the current Directors of Barclays PLC, along with their biographical details, are set out on pages 3 and 4 and are incorporated into this report by reference. Changes to Directors during the year are set out below.

Name	Role	Effective date of appointment/ resignation
Diane Schueneman	Non-executive Director	Appointed 25 June 2015
James (Jes) Staley	Executive Director	Appointed 1 December 2015
Sir Gerald (Gerry) Grimstone	Non-executive Director	Appointed 1 January 2016
Sir John Sunderland	Non-executive Director	Retired 23 April 2015
Sir David Walker	Non-executive Director	Retired 23 April 2015
Antony Jenkins	Executive Director	Resigned 16 July 2015
Sir Michael Rake	Non-executive Director	Retired 31 December 2015

John McFarlane succeeded Sir David Walker as Chairman of Barclays with effect from the conclusion of the Barclays PLC AGM in April 2015. John McFarlane held the position of Executive Chairman with effect from 17 July 2015 to 1 December 2015, when Jes Staley took up the position of Group Chief Executive.

42 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

Other statutory information

Appointment and retirement of Directors

The appointment and retirement of Directors is governed by the Company’s Articles of Association (the Articles), the UK Corporate Governance Code (the Code), the Companies Act 2006 and related legislation.

The Articles may only be amended by a special resolution of the shareholders. The Board has the power to appoint additional Directors or to fill a casual vacancy among the Directors. Any such Director holds office only until the next AGM and may offer himself/herself for election. The Code recommends that all directors of FTSE 350 companies should be subject to annual re-election.

Directors’ indemnities

Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2015 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. In addition, the Company maintains Directors’ and Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.

Qualifying pension scheme indemnity provisions (as defined by section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2015 for the benefit of the then Directors, and at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as Trustee of the Barclays Bank UK Retirement Fund. The directors of the Trustee are indemnified against liability incurred in connection with the Company’s activities as Trustee of the retirement fund.

Similarly, qualifying pension scheme indemnities were in force during 2015 for the benefit of Barclays Executive Schemes Trustees Limited as Trustee of Barclays Bank International Zambia Staff Pension Fund (1965), Barclays Capital International Pension Scheme (No.1), Barclays Capital Funded Unapproved Retirement Benefits Scheme, and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The Directors of the Trustee are indemnified against the liability incurred in connection with the Company’s activities as Trustee of the schemes above.

Political donations

The Group did not give any money for political purposes in the UK, the rest of the EU or outside the EU, nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year.

In accordance with the US Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the US funded by the voluntary political contributions of eligible employees. The PAC is not controlled by Barclays, and all decisions regarding the amounts and recipients of contributions are directed by a steering committee comprising employees eligible to contribute to the PAC. Contributions to political organisations reported by the PAC during the calendar year 2015 totalled $79,500 (2014: $103,000).

Environment

Barclays’ climate action programme focuses on addressing environmental issues where we believe we have the greatest potential to make a difference. The programme focuses on managing our own carbon footprint and reducing our absolute carbon emissions, developing products and services to help enable the transition to a low-carbon economy, and managing the risks of climate change to our operations, clients, customers and society at large. We invest in improving the energy efficiency of our operations and offset the emissions remaining through the purchase of carbon credits. We also have a long-standing commitment to managing the environmental and social risks associated with our lending practices, which is embedded into our credit risk processes. A governance structure is in place to facilitate clear dialogue across the business and with suppliers around issues of potential environmental and social risk.

We have disclosed global greenhouse gas emissions that we are responsible for as set out by the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013. We provide fuller disclosure across our carbon emissions within Barclays Citizenship Data Supplement found on our website home.barclays/citizenship.

	Reporting year[a] 2015	Reporting year[a] 2014	Reporting year[a] 2013	Comparison year[a] 2012
Global GHG emissions[b]
Total CO2e (tonnes)[b]	701,600	853,376	1,036,755	1,119,145
Scope 1 CO2e emissions (tonnes)[c]	65,340	49,939	58,372	47,904
Scope 2 CO2e emissions (tonnes)[d]	500,086	678,443	791,766	880,995
Scope 3 CO2e emissions (tonnes)[e]	136,174	124,993	186,616	190,245
Intensity ratio
Total full time employees (FTE)	129,400	132,300	139,600	139,200
Total CO2e per FTE (tonnes)	5.42	6.45	7.43	8.04

Notes

a	2015, 2014 and 2013 reporting years cover Q4 from the previous year and Q1, 2, 3 of the reporting year in question. The carbon reporting year is not fully aligned to the financial reporting year covered by the Directors’ report. This report is produced earlier than previous carbon reporting to allow us to report within the year end financial reporting timelines. The 2012 reporting year is the full calendar year (Jan 2012 – Dec 2012).
b	The methodology used to calculate our CO2e emissions is the operational control approach on reporting boundaries and carbon emissions methodology as defined by the World Resources Institute/World Business Council for Sustainable Development (WRI/WBCSD) Greenhouse Gas Protocol (GHG): A Corporate Accounting and Reporting Standard, Revised Edition. Where properties are covered by Barclays’ consolidated financial statements but are leased to tenants who are invoiced for utilities, these emissions are not included in the Group GHG calculations. For properties where Barclays is the tenant, landlords provide Barclays with utility bills which are included in our emissions reporting.
▪	Scope 1 covers direct combustion of fuels and company–owned vehicles (from UK and South Africa only, which are the most material contributors).
▪	Scope 2 covers emissions from electricity and steam purchased for own use.
▪	Scope 3 covers indirect emissions from business travel (global flights and ground transport) from the UK and South Africa. We have improved our coverage for car hire data and now include data from the US and India. Ground transportation data (excluding Scope 1 company cars) covers those countries where this type of transport is material and robust data is available.

In cases where we have collected new data for previously unreported consumption, we have restated the baseline if the new data amounts to a material change greater than 1% of the total consumption. If the change is less than 1%, we have reported consumption from the point at which the data became available. If it is greater than 1%, we have restated the baseline and previous years’ figures based on actual or estimated figures. Reasons for restatements in data are due to more accurate data being available which led to replacements of estimates with actual data for 2012, 2013 and 2014.

c	Fugitive emissions reported in Scope 1 for 2015, 2014 and 2013 cover emissions from UK, Americas, Asia-Pacific and South Africa. Fugitive emission data for 2012 is not available. Business travel reported in Scope 1 covers company cars in the UK and South Africa. This covers the majority of our employees where we have retail operations with car fleets.
d	Scope 2 carbon emissions from electricity have been calculated using location–based carbon conversion factors as defined by the GHG Protocol 2015. We are mindful of the new location and market based methodology for accounting Scope 2 electricity emissions and these emissions will be reported in future reports.
e	Scope 3 is limited to emissions from business travel which covers global flights and ground transport from the UK and South Africa. We have improved our coverage for car hire data and now include data from the US and India. Ground transportation data (excluding Scope 1 company cars) covers only countries where this type of transport is material and data is available.

Research and development

In the ordinary course of business, the Group develops new products and services in each of its business divisions.

Share capital

Share capital structure

The Company has ordinary shares in issue. The Company’s Articles also allow for the issuance of sterling, US dollar, euro and yen preference shares (preference shares). No preference shares have been issued as at 26 February 2016 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 43

capital as at 31 December 2015 and as at 26 February 2016 (the latest practicable date for inclusion in this report). Details of the movement in ordinary share capital during the year can be found in Note 31 on page 276.

Voting

Every member who is present in person or represented at any general meeting of the Company, and who is entitled to vote, has one vote on a show of hands. Every proxy present has one vote. The proxy will have one vote for and one vote against a resolution if he/she has been instructed to vote for or against the resolution by different members or in one direction by a member while another member has permitted the proxy discretion as to how to vote. On a poll, every member who is present or represented and who is entitled to vote has one vote for every share held. In the case of joint holders, only the vote of the senior holder (as determined by order in the share register) or his proxy may be counted. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determine. If any member, or any other person appearing to be interested in any of the Company’s ordinary shares, is served with a notice under section 793 of the Companies Act 2006 and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that that member shall not be entitled to attend or vote at any meeting of the Company. The Board may further direct that if the shares of the defaulting member represent 0.25% or more of the issued shares of the relevant class, that dividends or other monies payable on those shares shall be retained by the Company until the direction ceases to have effect and that no transfer of those shares shall be registered (other than certain specified ‘excepted transfers’). A direction ceases to have effect seven days after the Company has received the information requested, or when the Company is notified that an excepted transfer of all the relevant shares to a third party has occurred, or as the Board otherwise determines.

Transfers

Ordinary shares may be held in either certificated or uncertificated form. Certificated ordinary shares shall be transferred in writing in any usual or other form approved by the Secretary and executed by or on behalf of the transferor. Transfers of uncertificated ordinary shares shall be made in accordance with the Companies Act 2006 and CREST Regulations.

The Board is not bound to register a transfer of partly-paid ordinary shares, or fully-paid shares in exceptional circumstances approved by the FCA. The Board may also decline to register an instrument of transfer of certificated ordinary shares unless it is duly stamped and deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, it is in respect of one class of shares only, and it is in favour of a single transferee or not more than four joint transferees (except in the case of executors or trustees of a member).

In accordance with the provisions of Section 84 of the Small Business, Enterprise and Employment Act 2015, preference shares may only be issued in registered form. Preference shares shall be transferred in writing in any usual or other form approved by the Secretary and executed by or on behalf of the transferor. The Company’s registrar shall register such transfers of preference shares by making the appropriate entries in the register of preference shares. Each preference share shall confer, in the event of a winding up or any return of capital by reduction of capital (other than, unless otherwise provided by their terms of issue, a redemption or purchase by the Company of any of its issued shares, or a reduction of share capital), the right to receive out of the surplus assets of the Company available for distribution among the members and in priority to the holders of the ordinary shares and any other shares in the Company ranking junior to the relevant series of preference shares and pari passu with any other class of preference shares (other than any class of shares then in issue ranking in priority to the relevant series of preference shares), repayment of the amount paid up or treated as paid up in respect of the nominal value of the preference share together with any premium which was paid or treated as paid when the preference share was issued in addition to an amount equal to accrued and unpaid dividends.

Variation of rights

The rights attached to any class of shares may be varied either with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them or subsequent to them.

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

Major shareholdersa

Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by major shareholders pursuant to the FCA’s Disclosure Rules and Transparency Rules (DTRs) are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2015, the Company had been notified under Rule 5 of the DTRs of the following holdings of voting rights in its shares.

Person interested	Number of Barclays shares	% of total voting rights attaching to issued share capital[a]
The Capital Group Companies Inc[b]	1,172,090,125	6.98
Qatar Holding LLC[c]	813,964,522	6.65
BlackRock, Inc.[d]	822,938,075	5.02
Norges Bank	506,870,056	3.02

Notes

a	Significant shareholders for the last 3 years are shown on page 323.
b	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.
c	The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts.
d	Qatar Holding LLC is wholly owned by Qatar Investment Authority.
e	Total shown includes 1,408,618 contracts for difference to which voting rights are attached. On 25 January 2016, BlackRock, Inc. disclosed, by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,109,026,156 ordinary shares of the Company as of 31 December 2015, representing 6.6% of that class of shares.

Powers of Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2015 AGM. It will be proposed at the 2016 AGM that the Directors be granted new authorities to allot and buy back shares.

44 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Directors’ report

Other statutory information

Repurchase of shares

The Company did not repurchase any of its ordinary shares during 2015 (2014: none). As at 26 February 2016 (the latest practicable date for inclusion in this report) the Company had an unexpired authority to repurchase ordinary shares up to a maximum of 1,650,234,602 ordinary shares.

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

The Directors considered it appropriate to prepare the financial statements on a going concern basis.

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

Directors’ responsibilities

The following statement, which should be read in conjunction with the report of the independent registered public accounting firm set out on page 210, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

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

The Directors consider that, in preparing the accounts on pages 211 to 305, and the additional information contained on pages 111 to 182, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Having taken all the matters considered by the Board and brought to the attention of the Board during the year into account, the Directors are satisfied that the Annual Report and Financial Statements, taken as a whole, are fair, balanced, understandable, and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Directors’ responsibility statement

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group which enable them to ensure the accounts comply with the Companies Act 2006.

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

The Directors, whose names and functions are set out on pages 3 and 4, confirm to the best of their knowledge that:

(a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and

(b) the management report, which is incorporated into the Directors’ Report on pages 3 to 45, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson

Company Secretary

29 February 2016

Barclays PLC

Registered in England, Company No. 48839

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 45

Governance

People

During 2015 we have continued our work to enhance support for our colleagues in their careers and to enable them to contribute to the long-term success of Barclays.

Culture, values and learning

We are into our third year of cultural change at Barclays. We have defined a common set of Values and Behaviours and embedded them into our core people processes so that they are recognised and understood by our colleagues. Having set the tone from the top by driving cultural change through our Group Executive Committee and business/ functional senior leaders, we have delivered a number of group-wide initiatives to embed the organisational culture. Our leadership development programme is underpinned by our Values, and ensures all senior management are aware of, and are enabled to role model our Values and Behaviours. Both the Barclays Leadership Academy and the Global Curriculum, which provides colleagues with development resources focused on personal and behavioural skill, are widely available and provide a consistent approach to core and leadership development.

We continue to assess candidate alignment to our Values and Behaviours through our recruitment and promotion processes and we also ensure new joiners attend the ‘Being Barclays’ Global Induction programme, which provides an in-depth experience of the Values and life at Barclays. All colleagues are required to attest and demonstrate their understanding of expected behaviours through the Global Code of Conduct (The Barclays Way).

Early careers and apprenticeships

Barclays is committed to helping young people achieve their ambitions when they enter the world of work, so our Early Careers proposition includes graduate, internship and apprenticeship programmes which provide structured support to young people. In 2015, we launched our Bolder Apprenticeship Programme, targeting long-term unemployed adults over the age of 24, which is the first of its kind in the UK and underlines our commitment to tackling societal issues and attracting diverse talent.

We provide pathways for progression from apprentice to graduate supported by recognised qualifications and, in doing so, help to create an internal talent pipeline. In 2015, Barclays hired over 1,000 interns, 800 graduates and have created over 2,500 apprenticeships since 2013. During 2015 we increased our gender diversity across our internship programmes by 8% to 42% female representation.

My Career and mentoring tool

Colleague development, both personal and professional, has been a priority in 2015. We launched the ‘My Career’ online portal which provides a wide range of information and tools to help colleagues understand their potential and make informed career decisions. We recognise the importance of great mentor relationships and have deployed an online tool to match mentors and mentees based on skill sets and experience.

Wellbeing

Our new global wellbeing programme, ‘Be Well’ launched in 2015, aiming to support employee engagement and improve health and well-being. The programme includes existing health and well-being resources, as well as new investment in areas such as employee health screenings, a global speaker series and a new global portal which acts as a gateway to education materials and events.

Performance management

Colleagues are encouraged to align their objectives to business and team goals and behavioural expectations are set in relation to our Values. Performance is assessed against both ‘what’ colleagues do and ‘how’ they do it. The ‘Values in Action’ framework provides all colleagues with the tools to assess ‘what’ objectives they achieved and ‘how’ they achieved them, together with a guide on expected behaviours in line with the Values. Our global recognition plan allows colleagues to recognise the outstanding achievements of those who have demonstrated our Values, with over 188,500 colleagues receiving a Values ‘Thank You’ in 2015.

Managing change

Where business restructuring has been necessary to support the transformation of our business and cost profile, we have consulted on potential job losses with employee representatives, as well as the impacted individuals. Our aim has been to treat all colleagues with respect and to avoid compulsory redundancies wherever possible. We have placed significant emphasis on both voluntary redundancy programmes as well as internal redeployment via “Internals First”.

Internals First supports colleagues who have been impacted by change and provides individual support to ensure that we retain talent within Barclays. Internals First is deployed in all our main locations and is managed by a dedicated team. In 2015, 935 colleagues registered for Internals First support and we redeployed 39% of them within Barclays. Throughout 2015, colleagues attended Internals First Career and Networking Events and opted for outplacement support services.

During 2015, we also developed ‘Be Informed’, which is available on both desktop and mobile devices. This intuitive support site gives transparent and helpful advice for colleagues who are impacted by change, including how to manage change, further career options available to them and where to go for help and support during periods of uncertainty.

When an employee does leave Barclays as a consequence of restructuring, our commitment is to ensure they are given the best support for the next stage in their career and life. Following an extensive review, a new globally consistent career transition service has been implemented which offers personalised advice and support for all employees placed at risk of redundancy.

Industrial relations

We continue to advocate and practise a partnership approach to industrial relations and value the relationships we have with over 30 trade unions, works councils and staff associations around the world. In particular, our formal partnership with Unite since 2000 is one of the longest standing in the UK. During 2015, we have continued to have regular, constructive dialogue with employee representatives on a wide range of topics that affect employees, facilitated through established regional consultation forums which bring together representatives from across our businesses.

We are confident that through all these established core people processes and others, we have created the right landscape at Barclays to sustain the desired organisational culture. We also believe that while we have a common purpose, Values, and vision, this can mean different things for different parts of our business and so we need to continue to shape our culture in a way that makes sense for each of our business areas. To that end, in 2015, each business CEO was tasked with driving the organisational culture for their business and we supported this by deploying business-specific training academies across the Group. This will continue into 2016.

46 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance

People

Your View

Barclays’ recognises the importance of listening to our colleagues and maintaining open, two-way dialogues between the organisation and colleagues. The views of our colleagues shape the decisions we make, helping us create an environment that colleagues want to work in, which we in turn believe will help drive high performance.

We deployed a global colleague survey, ‘Your View’ once again in 2015 to seek the views of colleagues. This year’s survey was more focused, based on the insights derived from the previous year’s survey, and asked for our colleagues’ views on a range of topics, including our Values, leadership and line management, the working environment, and citizenship. The results showed a near-universal understanding among colleagues of the Values and related behaviours (97% favourable) with 81% agreeing that role modelling the Values is central to creating the right culture at Barclays.

Compared to 2014, colleagues feel an increased sense of job accomplishment and enthusiasm, believe more strongly in Barclays’ goals, and are more likely to recommend Barclays as a place to work. Sustainable Engagement is at 75%, a 3% increase compared to 2014. This is a strong result, suggesting action taken during 2015 is having an impact, notwithstanding the continued and sustained change we have experienced. We have performed an in-depth review of the results of the survey with all senior leaders, and will continue to focus our efforts on improving employee engagement in 2016.

Barclays regularly updates employees regarding the financial and economic factors affecting the company’s performance throughout the year, using a variety of communications channels. These include CEO and senior leader email communications, line manager briefing packs, video interviews and talking points which are distributed to employees every quarter to coincide with Barclays’ financial reporting calendar. They are all designed to build awareness and understanding of Barclays’ results and the broader macroeconomic environment, and to drive dialogue around what the figures mean and how employees should respond. We also hold a variety of events for all employees, across each business division and function throughout the year, which provide employees the chance to hear directly from the CEO, ExCo member or leader and to ask them questions. We have also recently introduced an ‘Ask the Experts’ communication which gives perspectives from across the bank on what Barclays’ results mean and how they are received by different stakeholders such as investors, politicians and the media.

Flagship campaigns are released to all employees each quarter, covering topics such as wellbeing, recognition and dynamic working. Each quarter, colleagues and managers receive interactive updates to raise awareness of the tools being introduced to help them develop their careers at Barclays and to provide them with the opportunity to understand and engage in employee initiatives. Colleagues are also kept informed through regular intranet and email updates about the progress Barclays is making across activity such as our Diversity and Inclusion agenda, Performance Management and annual Pay and Reward processes.

Employees are invited to share their opinion on what it is like to work at Barclays through regular interactive events with senior leaders. These events provide employees with the opportunity to discuss their perspective on a range of areas to help senior management understand what is working well and where we need to improve. Any changes that are implemented as a result of colleague feedback are communicated through leadership briefings and engagement initiatives at an individual business/function level.

Colleagues are also encouraged to be involved with the company’s performance by participating in Barclays all-employee shareplans, which have been running successfully for over 10 years. Further details of our approach to remuneration are included in the Remuneration Report pages 53 and 54.

Diversity and inclusion

Barclays’ global Diversity and Inclusion (D&I) strategy sets out objectives, and frames our plans for each of five core pillars: Gender, LGBT, Disability, Multicultural and Multigenerational. Central to each pillar is building an inclusive culture, which is why we continue to build leadership competency about Unconscious Bias and have had more than 10,000 participants undertake the training. Following our 2014 programme to engage senior leaders, our ‘Everyday Ism’s’ programme has this year opened up dialogue with colleagues more widely focusing on stereotypes, assumptions and bias.

An important aspect of our D&I agenda is ensuring people from all backgrounds have equal opportunity to join, and progress through, our organisation. In support of this, we have established candidate shortlist diversity goals for senior positions to provide focus during talent decisions, and ensure hiring panels are diverse to broaden assessment perspectives.

This ethos begins with our most senior roles. Having achieved the target we set ourselves in 2012 to increase Board level diversity to 25%, we have now challenged ourselves to achieve a minimum of 33% by 2020. To strengthen the pipeline, we have consecutively achieved our year on year goals towards representation of women in senior roles to 26% by 2018. We have more to do, but are pleased when progress towards greater inclusion is recognised. During 2015, respected organisations such as Stonewall in the UK, Working Mother in the US and Community Business in Asia have praised our programmes and achievements, citing our D&I work as innovative and robust.

Gender

Sustaining progress towards our Balanced Scorecard and Board Diversity goals remains a core focus. Our Board membership has increased to four women, with one woman on Group Executive Committee. Our female senior leadership population stood at 23% at the end of 2015 representing a consecutive 1% increase year-on-year since 2011. Women are also leading countries where we operate, for example in Ireland, Brazil, Singapore, Botswana and Gibraltar.

At all levels, our gender pipeline is strengthening thanks to extensive programmes which focus on building capability and fostering gender intelligence. Our internal HeForShe campaign, in partnership with the United Nations, asks colleagues to pledge a specific commitment that will contribute to gender parity. Since launching HeForShe, 60% of new Women’s Initiative Network members have been male, and men have also taken active roles as mentors and sponsors.

Also new this year is our Returnship programme which is enabling senior women who needed to pause their career, the opportunity to refresh their skills and confidence in preparation for a return to leadership roles. For the eighth year running, we were pleased to be included in The Times Top 50 Workplaces for Women in the UK, and for the third successive year to be named in ‘Working Mother’ 100 Best Companies in the US.

Female representation

Above shows the positive change in female representation within Barclays from 2014 (H2) to 2015 (H2)

LGBT

An inclusive culture is vital for colleagues to have the freedom and choice to bring their whole selves to work, and in particular for people to be open about their sexual orientation if they choose to. Our Your View survey saw 5% of global colleagues identifying as being LGBT globally, a 1% increase since 2014. Enabling that culture are our Global Allies – colleagues from every region who share our commitment to LGBT equality and who take an active role in shaping an LGBT-inclusive workplace. The Allies programme is led by Spectrum, our employee network for anyone interested in LGBT matters. Since 2001, Spectrum has been an important contributor of insight and innovation and now connects colleagues across the world, with the Spectrum App providing access outside the workplace.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 47

‘#PrideHeroes’ was the theme of Pride in London, which we were again the lead sponsors of in 2015. More than 400 colleagues, leaders, friends and family came together for Pride, with many more joining other events across our regions of operation. A specially ‘Pride wrapped’ DLR train carried the ‘#RidewithPride’ message across London, with ATM’s up and down the UK communicating our support for LGBT equality. ATM messaging also conveyed our advocacy for IDAHOBIT (International Day Against Homophobia, Biphobia and Transphobia). For World AIDS Day, £ for £ matching augmented colleague fundraising for organisations leading on the treatment and prevention of AIDS.

Independent recognition reflects the sustained impact of our global work and further motivates us to continue to shape our culture so that colleagues can be themselves at work. In Singapore, we won best LGBT employee network at this year’s ALMA Awards, and Stonewall continue to name us as one of just eight ‘Star Performer’ organisations that are seen as leaders globally. Colleagues across a range of levels were this year recognised in the Financial Times OUTstanding list of 100 LGBT business leaders, and in the Pride Power List.

Disability

Our aspiration to become ‘the most accessible bank’ remains firm. Understanding where we need to focus attention is key which is why we value our Disability Listening forums to bring together colleagues who have insight with those who have influence to turn ideas into action. We listen to our customers too, directly and via our external partners – from RNIB to Leonard Cheshire – as part of our continual improvement ethos. Their feedback contributed to us becoming the first bank to receive an accreditation from AbilityNet for our Mobile Banking app, reflecting its improved accessibility functionality.

In another first, we successfully launched our Return on Disability Exchange Traded Notes (ETNs) on the New York Arca Stock Exchange. The ETNs are a first of a kind investment product, linked to the performance of an index developed in conjunction with The Return on Disability Group. They provide investors with exposure to US based companies that have acted to attract and serve people with disabilities, and their friends and family, as customers and employees.

Continually improving our own workplace is a steadfast aim, and is why we expanded ‘This Is Me’ from a UK to a global campaign. Originally focused on mental health, through ‘This Is Me’ colleagues tell their stories as to how disability touches their lives. The stories told via ‘This Is Me’ included members of our Reach employee network, which connects anyone interested in disability. The inclusive culture enabled by Reach is instrumental in helping us attract people who have a disability, so that they bring their talent to us. Our apprenticeship programme is just one career route that we are ensuring is fully accessible to all.

Awards and recognition from exemplar organisations, including the Business Disability Forum, indicates that we are fast moving towards our own ‘most accessible’ ambition but we want to share learning with others. To celebrate and recognise the 25th anniversary of the American Disability Act (ADA), we partnered with the New York Mayor’s Office to host the only B2B event in the ADA calendar to stimulate thought leadership and encourage partnership. Our Your view Survey saw over 6% of colleagues identifying as having a disability globally, a 1 percentage point improvement from previous year results.

We recognise ability is multi-faceted. We give full and fair consideration to applications from candidates who may have a disability. Our people processes ensure all colleagues can progress their careers, with comprehensive training and development, and through tailored and needs-based workplace adjustments where relevant. Employees who become disabled during their employment with us can access a full range of services and support ensuring, where-ever possible, we retain their talent. Ongoing reviews ensure adjustments are updated and relevant to individual requirements, providing the ability for colleagues to move between roles with consistent support.

Multigenerational

We benefit from the diverse perspectives of employees from five generations and need to ensure our workplace is inclusive for all. ‘Work’ and ‘place’ are increasingly becoming less co-joined, with shifts in technology and generational expectations requiring us to think and act differently. Dynamic Working, our signature campaign relevant to colleagues’ every life stages with the strapline of ‘how do your work your life’, encourages dialogue about the integration of personal and professional responsibilities through smarter working. With flexibility and agility at the core, more than 12,000 line managers and their teams have participated in workshops, presentations and training to open up discussions about how work could be done differently.

Multigenerational

Above shows the different generations working at Barclays and the percentage change over 2014 (H2) and 2015 (H2)

Changing careers is another important time, which is why our Armed Forces Transitioning, Employment and Rehabilitation (AFTER) programme also continued to see ex-military talent join our company, or be supported to gain relevant work-ready skills. Our ‘LifeSkills’ programme continue to prepare young people for their first steps into the world of work and our Emerge network ensures new joiners, whatever their career stage, feel connected from the moment they arrive.

In Singapore, we won the Most Empowering Company for Mums award by the National Trades Union Congress while in the US we were included in the ‘100 Best Companies for Working Mothers’. In the UK, our approach to Talent Attraction was recognised by Working Mums as well as by Business In the Community who felt our apprenticeship and ‘LifeSkills’ programmes were award winning.

48 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance

People

Multicultural

Our global footprint covers more than 50 countries, making multicultural inclusion imperative. Fostering cross-cultural connections is enabled by Embrace our multicultural network which brings together all those who share an interest in all aspects of race, ethnicity, nationality and faith. Embrace took an active role in Interfaith week, when leaders hosted discussions to gain insight and ideas for better serving our multicultural customers and clients, and for engaging colleagues across our global community. Embrace also helped us mark important cultural and religious calendar dates throughout 2015 such as Diwali and Eid, creating communications and events to bring to life the rich multicultural diversity of our people. Day-to-day, this diversity is enabled by, for example, a dedicated quiet room in many of our larger sites for prayer and reflection, and by serving halal and kosher food in our canteens.

Ensuring Black, Asian and Minority Ethnic (BAME) female entrepreneurs can sustain and develop their businesses has been a shared focus via our partnership with the UK Women’s Business Council, and in 2015 we also supported the Black British Business Awards to celebrate the achievements of BAME leaders in the UK.

Insight from BAME colleagues has been put into practice for our attraction and recruitment processes, including profiling available roles in jobsites dedicated to the diverse job-seeker and targeting high calibre candidates for our apprenticeship programmes. 26% of our Bolder apprentices have been from a BAME background, evidencing our engagement approach is working but we will continue to strive to ensure our workforce is representative of our communities.

Multicultural

Above shows the percentage of underrepresented populations that make up our global and regional populations. Note that underrepresented populations are defined regionally to ensure inclusion with all groups in the workplace

a	UK includes Asian, Mixed, Black, Other and Non-disclosed.
b	US includes Hispanic/Latino, Asian, Mixed, Black, Other and Non-disclosed.
c	South Africa includes African, Indian, Coloured, Other, and Non-disclosed.

FTE by region

	2015	2014	2013
United Kingdom	49,000	48,600	54,400
Continental Eurpe	7,400	9,900	9,800
Americas	10,600	10,900	11,100
Africa and Middle East	43,600	44,700	45,800
Asia Pacific	18,000	18,200	18,500
Total	129,400	132,300	139,600

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 49

Governance: Remuneration report

Annual statement from the Chairman of the Board Remuneration Committee

‘The Committee’s priorities are to ensure that Barclays pays for sustainable performance, aligns remuneration with risk and delivers a greater proportion of the income we generate to our shareholders.’

   Remuneration Committee members

    Chairman

    Crawford Gillies (member from 1 May 2014,

                               Chairman from 24 April 2015)

    Sir John Sunderland (until 23 April 2015)

    Members

    Sir David Walker (until 23 April 2015)

    Tim Breedon

    Steve Thieke

    Dambisa Moyo (from 1 September 2015)

Dear Shareholders

I am pleased to introduce my first Remuneration report as Chairman of the Board Remuneration Committee, having taken over from Sir John Sunderland on 24 April 2015.

The Committee thought carefully about Barclays’ remuneration philosophy during 2015, and we agreed a revised, simplified statement, which articulates Barclays’ overarching approach to remuneration. This is set out in full on page 53 and is the background to our 2015 decisions.

The Committee’s priorities are to ensure that Barclays pays for sustainable performance, aligns remuneration with risk and delivers a greater proportion of the income we generate to our shareholders.

Performance and pay

The Committee’s 2015 pay decisions took full consideration of financial performance, both on an adjusted and a statutory basis, and non-financial performance including progress towards the 2018 targets within the Balanced Scorecard. The Committee also recognised the need to improve returns to shareholders and to accelerate delivery. We are committed to moving this forward in a manner that is consistent with Barclays’ Values to ensure that legacy events are not repeated.

Although there were improvements in the Core operating businesses, adjusted profit before tax was down 2% to £5,403m for 2015. Statutory profit before tax was down 8% at £2,073m. The Group’s capital position has continued to strengthen with a CRD IV fully loaded Common Equity Tier 1 (CET1) ratio of 11.4% and a leverage ratio of 4.5% at the end of the year. Cost targets have been met and Barclays Non-Core has made significant progress in reducing its risk weighted assets.

Against this background, the Group incentive pool for 2015 is again significantly lower than in prior years, down by £191m or 10% in absolute terms at £1,669m compared to the incentive pool of £1,860m for 2014. Similarly, the 2015 Investment Bank incentive pool is down 7%.

Total compensation costs are down 6%, and the compensation to adjusted net income ratio is 37.2%, down from 37.7% in 2014. Compensation to statutory net income ratio is 35.7%, down from 38.5% in 2014. The Core compensation to adjusted net income ratio is also down at 34.7% (2014: 35.7%). For a reconciliation of total incentive awards granted to the relevant income statement charge, see table on page 56.

Risk and conduct

A central feature of our remuneration philosophy is that remuneration must be aligned with risk, and with the conduct expectations of Barclays, our regulators and stakeholders. The Group incentive pool outlined above is after adjustments the Committee has made for both risk and conduct events. In addition to specific risk and conduct events, we also adjusted the incentive pool to take account of an overall assessment of a wide range of future risks, non-financial factors that can support the delivery of a strong conduct culture and other factors including reputation, impact on customers, markets and other stakeholders.

We have a robust process for considering risk and conduct issues as part of individual performance management reviews with outcomes reflected in individual incentive decisions. Individuals who are directly or indirectly accountable for risk and conduct events have had their remuneration adjusted as appropriate. This includes reductions in current year bonus levels and reductions in vesting amounts of deferred awards through the application of malus. Further details can be found on page 56.

Key remuneration decisions for executive Directors

2015 saw a change in Group Chief Executive. All of the associated remuneration decisions were made in accordance with the Directors’ remuneration policy approved by our shareholders at the 2014 Annual General Meeting (AGM).

We announced on 28 October 2015 that Jes Staley was to become Group Chief Executive with effect from 1 December 2015. He was appointed on a salary of £1,200,000 and Role Based Pay of £1,150,000 commensurate with market pay levels. He was not eligible for a 2015 bonus or a grant under the 2016-2018 long term incentive plan (LTIP) cycle. The Committee approved the grant of a share ‘buy-out’ award to compensate him for an unvested share award granted to him by a previous employer which was forfeited as a result of him joining Barclays.

50 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Annual statement from the Chairman of the Board Remuneration Committee

The award was made on terms aligned to the forfeited award. Jes Staley satisfied, at the date of joining, the executive Directors’ shareholding requirement of four times salary through his personal purchase of 2,790,000 Barclays shares.

During the four month period between Antony Jenkins’ departure as Group Chief Executive and Jes Staley starting in the role, John McFarlane served as Executive Chairman. He indicated to the Committee that he did not wish his remuneration to be increased during that time, and therefore his fee remained unchanged for the period during which he served as Executive Chairman.

The Committee also approved compensation arrangements on Antony Jenkins’ departure as Group Chief Executive during the year. Further details can be found on page 68.

Bonuses for both of the executive Directors in role at the start of 2015 were determined against the financial, Balanced Scorecard and personal measures set at the beginning of the year. The Committee approved a pro-rated bonus award of £505,000 for Antony Jenkins. A 2015 bonus award of £701,000 was approved for Tushar Morzaria. Tushar Morzaria took on significantly increased executive responsibilities in the second half of 2015 and we regard this bonus as fully deserved in recognition of his strong performance. Further details of the Committee’s 2015 decisions for the executive Directors are set out on pages 59 to 61.

During the year, we also reviewed the performance measures of our LTIP to ensure they are appropriate given our strategy and align the interests of executive Directors and shareholders. We have changed the financial measures and given them an increased weighting of 70% for the award to be granted in 2016 and added a comprehensive Risk Scorecard as the new risk measure which will focus on Barclays’ management of principal risks (including Conduct Risk). Before formal approval, we engaged with shareholders on these changes. Tushar Morzaria is the only participant in this LTIP cycle. Further details are set out on pages 62 and 63.

Regulatory developments

The volume and pace of regulatory change has continued during 2015.

The PRA made revisions to the Remuneration part of its Rulebook (formerly the UK Remuneration Code) which apply from 1 January 2016. These include the seven, five and three year ‘tiered’ deferral requirements for Senior Managers and different categories of Material Risk Taker (MRT) respectively, and the potential extension of the clawback period to 10 years for Senior Managers (under certain circumstances). These changes, which apply globally to Barclays as a UK-headquartered bank, further emphasise the competitive disadvantages attributable to the lack of a global level regulatory ‘playing field’.

Further revisions to the Remuneration part of the PRA Rulebook are expected during 2016 as a consequence of the European Banking Authority’s (EBA) final Guidelines on sound remuneration policies. The most significant changes include a prohibition on the payment of dividends on deferred shares and an increase to a one year (from six months) holding period for incentive awards delivered in shares to the large majority of MRTs. The Guidelines apply from 1 January 2017. The application of the Guidelines to UK firms, once confirmed by the PRA and FCA, will contribute to changes to our Directors’ remuneration policy in 2017.

Agenda for 2016

In line with legal requirements, we will be seeking shareholder approval for our Directors’ remuneration policy at the 2017 AGM. As a Committee we will review our remuneration policy to ensure that future arrangements are fully aligned to our strategy to accelerate delivery to shareholders in a manner consistent with Barclays’ Values and also to meet new regulatory requirements. This will be developed over the coming months and we will engage constructively with shareholders and regulators as we do so.

Our Remuneration report

We have provided an ‘At a glance’ summary of 2015 performance and pay on the next page. The Annual report on Directors’ remuneration provides further details.

The report has been prepared in accordance with the remuneration disclosures required by the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Remuneration report (other than the part containing the Directors’ remuneration policy) will be subject to an advisory vote by shareholders at the 2016 AGM.

On behalf of the Board

Crawford Gillies

Chairman, Board Remuneration Committee

29 February 2016

51 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

At a Glance – Performance and pay

How did we perform and pay in 2015?

The Committee’s 2015 pay decisions took full consideration of financial and non-financial performance. Statutory profit before tax decreased between 2014 and 2015 by 8%, while the absolute reduction in the Group incentive pool was 10%.

Since 2010 the Group incentive pool has declined steadily, from £3,484m in 2010 to £1,669m in 2015 – a decrease of more than 50% over five years. Over the same period, Group statutory profit before tax is down 65%.

Group incentive pool

How much were executive Directors paid in 2015?

All of the Committee’s 2015 decisions in relation to executive Directors’ remuneration were made within the parameters of the Directors’ remuneration policy which was approved at the 2014 AGM.

	Antony Jenkins[a] £000		Tushar Morzaria £000		Jes Staley[b] £000
	2015	2014	2015	2014	2015
Fixed Pay
Salary	598	1,100	800	800	100
Role Based Pay (RBP)	516	950	750	750	96
Benefits	89	100	82	95	48
Pension	197	363	200	200	33
Variable pay
Annual Bonus[c]	505	1,100	701	900	–
LTIP[d]	1,494	1,854	–	–	–
Total pay	3,399	5,467	2,533	2,745	277

Notes

a	The 2015 figures for Antony Jenkins relate to the period to 16 July 2015 when he ceased to be a Director, save in the case of the LTIP which relates to the whole period pursuant to the LTIP rules. In accordance with his contractual entitlements, Antony Jenkins will receive salary, RBP, benefits and pension, in instalments, until 7 July 2016 subject to mitigation. Full details of his leaving arrangements can be found on page 68.
b	The 2015 figures for Jes Staley relate to the period from 1 December 2015 when he joined the Board as Group Chief Executive. On joining Barclays, Jes Staley was granted a share award of 896,450 Barclays shares to compensate him for an unvested share award granted to him by JP Morgan. The award will be delivered on 14 March 2016 in line with the vesting date of the original JP Morgan award.
c	2015 bonus awards reflect the formulaic outcome of 2015 performance against the financial measures and the Committee’s assessment of progress towards the Balanced Scorecard targets. These resulted in a total of 22.1% (out of 50% maximum) and 15% (out of 35%) of the maximum bonus being payable respectively. Personal objectives were assessed by the Committee on an individual basis.
d	Over the 2013-2015 LTIP performance period, a return on risk weighted assets (RoRWA) of 0.21% and a loan loss rate (LLR) of 53 bps resulted in nil (out of 50%) outcome for RoRWA and 30% (out of 30%) for LLR. The Balanced Scorecard assessment was 9% (out of 20%). Therefore 39% of the maximum number of shares will be considered for release in March 2016, subject to an additional two year holding period.

How will executive Directors’ pay be structured?

2016 Fixed pay

	Salary £000	RBP £000	Pension £000
Jes Staley	1,200	1,150	396
Tushar Morzaria	800	750	200

Salary, RBP, pension and benefits are unchanged from 2015.

Variable pay
2016 Annual Bonus
Maximum 80% of fixed pay
2016 performance measures and weighting:
Financial
Adjusted profit before tax	20%
CET1 ratio	20%
Adjusted costs	10%
		50%
Balanced Scorecard		35%
Personal objectives		15%

2016-2018 Long term incentive plan
Maximum 120% of fixed pay
2016-2018 cycle performance measures and weighting:
Financial
Adjusted return on tangible equity (subject to CET1 ratio underpin)	25%
CET1 ratio	25%
Cost: income ratio	20%
		70%
Balanced Scorecard		15%
Risk Scorecard (new Risk measure which will focus on Barclays’ management of principal risks, including Conduct Risk)		15%

Tushar Morzaria is the only participant in the 2016-2018 LTIP cycle.

52 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Remuneration policy for all employees

This section sets out Barclays’ remuneration policy for all employees, explaining the philosophy underlying the structure of remuneration packages, and how this links remuneration to the achievement of sustained high performance and long-term value creation.

Remuneration philosophy

In October 2015, the Committee formally adopted a revised, simplified remuneration philosophy which articulates Barclays’ overarching remuneration approach and is set out below.

Barclays’ Remuneration philosophy
Attract and retain talent needed to deliver Barclays’ strategy

Long term success depends on the talent of our employees. This means attracting and retaining an appropriate range of talent to deliver against our strategy, and paying the right amount for that talent

Align pay with investor interests	Ensure employees’ interests are aligned with those of investors (equity and debt holders), both in structure and the appropriate balance of returns
Reward sustainable performance	Sustainable performance means making a positive contribution to stakeholders, in both the short and longer term, playing a valuable role in society
Support Barclays’ Values and culture	Results must be achieved in a manner consistent with our Values. Our Values and culture should drive the way that business is conducted
Align with risk appetite, risk exposure and conduct expectations	Designed to reward employees for achieving results in line with the Bank’s risk appetite and conduct expectations
Be clear, transparent and as simple as possible

All employees and stakeholders should understand how we reward our employees. Remuneration structures should be as simple as possible so that everyone can understand how they work and the behaviours they reward

Remuneration and performance

Our remuneration philosophy applies to all employees across the whole of Barclays. It ensures that all employees are aligned with and support the achievement of Barclays’ Group priorities.

This is achieved by linking remuneration to a broad assessment of performance, based on expected standards of delivery and behaviour, which are discussed with employees at the start of, and throughout, the performance year. Under the Barclays’ performance management approach, employees are encouraged to align each of their objectives to business and team goals, and behavioural expectations are set in relation to our Values. This ensures that clear expectations are set for not only ‘what’ employees are expected to deliver, but also ‘how’ they are expected to go about it.

Individual performance is then evaluated against both the ‘what’ (performance against objectives) and the ‘how’ (demonstration of our Values). This evaluation takes into account various factors including:

▪	performance against agreed objectives (both financial and non-financial) and core job responsibilities

▪	adherence to relevant risk policies and procedures and control frameworks

▪	behaviour in line with Barclays’ Values

▪	colleague and stakeholder feedback

▪	input from the Risk and Compliance functions where there are concerns about the behaviour of any individuals or the risk of the business undertaken.

There is no specific weighting between the financial and non-financial considerations for employees because all of them are important to the determination of the overall performance assessment.

Linking individual performance assessment and remuneration decisions to both the Barclays’ business strategy and our Values in this way promotes the delivery of sustainable individual and business performance, and establishes clear alignment between remuneration policy and Barclays’ strategy.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 53

Remuneration structure

The remuneration structure for employees is aligned with that for executive Directors, set out in detail in the Directors’ remuneration policy which was approved by shareholders at the 2014 AGM. A full copy of the policy can be found on the Barclays PLC website. An abridged version is at pages 75 to 83 of this Report.

Employees receive salary, pension and other benefits and are eligible to be considered for an annual bonus. Employees in some customer-facing businesses participate in incentive plans including plans based on a balanced scorecard of performance which has good customer outcomes at its centre. The plans also recognise how results have been achieved in line with Barclays’ Values. Some senior employees receive Role Based Pay (RBP). Remuneration of PRA Material Risk Takers (MRTs) is subject to the 2:1 maximum ratio of variable to fixed pay. A total of 1,523 (2014: 1,277) individuals were MRTs in 2015.

Barclays is a long standing supporter of the Living Wage. As an accredited Living Wage employer, Barclays commits to ensure that all permanent UK employees and those UK employees of third party contractors who provide services to us at our sites, are paid at least the current London or UK Living Wage. This is a commitment which we have also extended to all our UK employed apprentices.

Fixed remuneration

Salary

Salaries reflect individuals’ skills and experience and are reviewed annually in the context of annual performance assessment. They are increased where justified by role change, increased responsibility or a change in the latest available market data. Salaries may also be increased in line with local statutory requirements and in line with union and works council commitments.

Role Based Pay (RBP)	A small number of senior employees receive a class of fixed pay called RBP to recognise the seniority, breadth and depth of their role.
Pension and benefits

The provision of a competitive package of benefits is important to attracting and retaining the talented staff needed to deliver Barclays’ strategy. Employees have access to a range of country specific company funded benefits, including pension schemes, healthcare, life assurance and Barclays share plans as well as other voluntary employee funded benefits. The cost of providing these benefits is defined and controlled. Gracechurch Services Corporation is used to employ US nationals seconded overseas allowing them to retain eligibility to US benefits.

Variable remuneration

Annual bonus	Annual bonuses incentivise and reward the achievement of Group, business and individual objectives, and reward employees for demonstrating individual behaviours in line with Barclays’ Values.

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

Bonus deferral levels are significantly in excess of PRA requirements.

The typical deferral structures include:

For MRTs:		For non-MRTs:		For Managing Directors in the Investment Bank:
Incentive award	Amount deferred	Incentive award	Amount deferred	Incentive award	Amount deferred
< £500,000	40%	Up to £65,000	0%	All values	100%
≥ £500,000	60%	> £65,000	Graduated level of deferral

Deferred bonuses are generally delivered in equal portions as deferred cash under the Cash Value Plan (CVP) and deferred shares under the Share Value Plan (SVP), each typically vesting in annual tranches over three years subject to the rules of the plans (as amended from time to time) and continued service.

Deferred bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) at its discretion. Events which may lead the Committee to do this include, but are not limited to, employee misconduct or a material failure of risk management.

Clawback applies to any variable remuneration awarded to a MRT on or after 1 January 2015 in respect of years for which they are a MRT. Barclays may apply clawback if, at any time during the seven year period from the date on which variable remuneration is awarded to a MRT: (i) there is reasonable evidence of employee misbehaviour or material error, and/or (ii) the firm or the business unit suffers a material failure of risk management, taking account of the individual’s proximity to and responsibility for that incident.

Share plans

Alignment of senior employees with shareholders is achieved through deferral of incentive pay into the SVP. We also encourage wider employee shareholding through the all employee share plans. 82% of the global employee population (excluding Africa) are eligible to participate.

54 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

2015 incentives

This section provides details of how 2015 total incentive award decisions were made.

2015 pay and performance headlines

The key performance considerations which the Committee took into account in making its remuneration decisions for 2015 are highlighted below:

▪	Group adjusted profit before tax was down 2% to £5,403m (2014: £5,502m) while the Investment Bank adjusted profit before tax was up 17% at £1,611m (2014: £1,377m)

▪	Group statutory profit before tax was down 8% at £2,073m (2014: £2,256m)

▪	the CET1 ratio was up to 11.4% (2014: 10.3%)

▪	the leverage ratio was up to 4.5% (2014: 3.7%)

▪	Balanced Scorecard – progress has been made against the Balanced Scorecard in respect of 2018 targets.

The pay outcomes and decisions can be summarised as follows:

▪	the Group compensation to adjusted net income ratio improved to 37.2% (2014: 37.7%). The Core compensation to adjusted net income ratio also improved to 34.7% (2014: 35.7%)

▪	the Group compensation to statutory net income ratio improved to 35.7% (2014: 38.5%)

▪	total compensation costs decreased 6% to £8,339m (2014: £8,891m). Total compensation costs in the Investment Bank were down 5% at £3,423m (2014: £3,620m)

▪	total incentive awards granted were £1,669m, down 10% on 2014. Investment Bank incentive awards granted were £976m, down 7% on 2014

▪	there has been strong differentiation on the basis of individual performance to allow the Group to more effectively manage compensation costs

▪	average value of incentive awards granted per Group employee is £12,900 (2014: £14,100) and the average value of incentive awards granted per Investment Bank employee is £46,500 (2014: £51,400)

▪	levels of bonus deferral continue to significantly exceed the minimum requirements in the Remuneration part of the PRA Rulebook and are expected to remain among the highest deferral levels globally. 2015 bonuses awarded to Managing Directors in the Investment Bank were again 100% deferred.

2015 pay – Questions and answers

How do you justify a 2015 incentive pool of £1,669m?

The Committee remains focused on aligning pay to performance and setting pay at a level which is no more than necessary but is motivational to ensure that we accelerate the delivery of shareholder value.

In line with our financial performance, the final 2015 incentive pool at £1,669m is down 10% on 2014.

The following chart illustrates the reduction in variable remuneration over the period from 2010.

Barclays incentive pools

Notes

a	2013 Investment Bank incentive pool has been restated from £1,574m to reflect the business reorganisation. The 2010, 2011 and 2012 Investment Bank incentive pools have not been restated.
b	Part of the reduction in incentive pools in 2014 was due to the introduction of Role Based Pay.
c	For a reconciliation of total incentive awards granted to the relevant income statement charge, see table on page 56.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 55

What have you done in terms of conduct adjustments in 2015?

A key feature of our revised remuneration philosophy is the alignment of remuneration with risk appetite and with the conduct expectations of Barclays, our regulators and stakeholders. The Committee takes risk and conduct events very seriously and ensures that there are appropriate adjustments to individual remuneration and, where necessary, the incentive pool.

The Remuneration Review Panel, which reports to the Committee, supports the Committee in this process. The Panel is chaired by the Chief Risk Officer and includes senior representatives from the key control functions of Risk, Compliance, Internal Audit, Legal and HR. It sets the policy and processes and is responsible for assessing and recommending to the Committee compensation adjustments for risk and conduct events.

We have a robust process for considering risk and conduct as part of individual performance management reviews with outcomes reflected in individual incentive decisions. When considering individual responsibility, a variety of factors are taken into account such as:

▪	whether the individual was solely responsible for the event or whether others were also responsible, if not directly involved,

▪	whether the individual was aware (or could reasonably have been expected to be aware) of the failure,

▪	whether the individual took or missed opportunities to take adequate steps to address the failure, and

▪	whether the individual, by virtue of seniority, could be deemed indirectly responsible, including staff who drive the Group’s culture and set its strategy.

Individuals who were directly or indirectly accountable for an event have had their remuneration adjusted as appropriate. This includes reductions in current year bonus levels and reductions in vesting amounts of deferred awards through the application of malus. In addition, a number of employees have been terminated for responsibility and accountability for risk and conduct events resolved during the year. The Committee fully acknowledges the impact such risk and conduct events have on shareholders and believes it is wholly appropriate that this should be reflected in incentive decisions for those whose performance and conduct falls short of Barclays’ standards.

The Committee recognises that conduct events continue to weigh on Group performance, impacting profitability and returns, so in addition to reductions to individuals’ incentive outcomes, material adjustments have also been made to the incentive pool for conduct. These included, but were not limited to, the settlement reached with the New York State Department of Financial Services in respect of its investigation into electronic trading of Foreign Exchange, the settlements reached with the US Securities and Exchange Commission and New York State Attorney General in respect of those agencies’ investigations relating to the operation of LX (an alternative trading system), and the settlement reached with the FCA following an investigation into whether Barclays carried out the appropriate due diligence in connection with a transaction it executed in 2012.

The Committee also made a further adjustment in respect of the settlements reached with a number of authorities in May 2015 in relation to investigations into certain sales and trading practices in the Foreign Exchange market and the setting of the US Dollar ISDAFIX benchmark, over and above the substantial adjustments made in 2014 as part of the Committee’s prudent approach towards incentive funding. The Committee took a similar prudent approach in determining 2015 incentive funding.

The overall impact on the incentive pool resulting from both the direct financial impact on performance and the additional adjustments applied by the Committee is a reduction in excess of £600m.

We have also, in addition to the adjustment for specific risk and conduct issues, adjusted the incentive pool to take account of an overall assessment of a wide range of future risks (including Conduct), non-financial factors that can support the delivery of a strong conduct culture and other factors including reputation, impact on customers, markets and other stakeholders.

Total incentive awards granted – current year and deferred (audited)

		Barclays Group			Investment Bank
	Year ended 31.12.15 £m	Year ended 31.12.14 £m	% change	Year ended 31.12.15 £m	Year ended 31.12.14 £m	% change
Total current year bonus	839	885	5	367	381	4
Total deferred bonus	661	757	13	579	634	9
Bonus pool	1,500	1,642	9	946	1,015	7
Commissions, commitments and other incentives	169	218	22	30	38	21
Total incentive awards granted	1,669	1,860	10	976	1,053	7

Proportion of bonus that is deferred	44%	46%		61%	62%
Total employees (full time equivalent)	129,400	132,300	2	21,000	20,500	(2)
Average bonus per employee	£12,900	£14,100	9	£46,500	£51,400	10

Deferral levels vary according to the incentive award quantum. With reductions in incentive award levels, this has reduced the proportion of the bonus that is deferred.

Deferred bonuses are delivered, subject to the rules, and only once an employee meets certain conditions, including continued service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table below:

Reconciliation of total incentive awards granted to income statement charge (audited)

		Barclays Group		Investment Bank
	Year ended 31.12.15 £m	Year ended 31.12.14 £m	% change	Year ended 31.12.15 £m	Year ended 31.12.14 £m	% change
Total incentive awards for 2015	1,669	1,860	10	976	1,053	7
Less: deferred bonuses awarded in 2015	(661)	(757)	13	(579)	(634)	9
Add: current year charges for deferred bonuses from previous years	874	1,067	18	736	854	14
Other[a]	2	(108)		51	12
Income statement charge for performance costs	1,884	2,062	9	1,184	1,285	8

Note

a Difference between incentive awards granted and income statement charge for commissions, commitments and other incentives

56 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

2015 incentives

▪	Employees only become eligible to receive payment from a deferred bonus once all of the relevant conditions have been fulfilled, including the provision of services to the Group.

▪	The income statement charge for performance costs reflects the charge for employees’ actual services provided to the Group during the relevant calendar year (including where those services fulfil conditions attached to previously deferred bonuses). It does not include charges for deferred bonuses where conditions have not been met.

▪	As a consequence, the 2015 incentive awards granted decreased 10% compared to 2014, while the income statement charge for performance costs decreased by 9%.

Income statement charge (audited)

	Barclays Group			Investment Bank
	Year ended 31.12.15 £m	Year ended 31.12.14 £m	% change	Year ended 31.12.15 £m	Year ended 31.12.14 £m	% change
Deferred bonus charge	874	1,067	18	736	854	14
Current year bonus charges	839	885	5	367	381	4
Commissions, commitments and other incentives	171	110	(55)	81	50	(62)
Performance costs	1,884	2,062	9	1,184	1,285	8
Salaries[a]	4,954	4,998	1	1,847	1,749	(6)
Social security costs	594	659	10	248	268	7
Post retirement benefits[b] [c]	545	624	13	112	120	7
Allowances and trading incentives	147	170	14	56	64	13
Other compensation costs	215	378	43	(24)	134
Total compensation costs[d]	8,339	8,891	6	3,423	3,620	5
Other resourcing costs
Outsourcing	1,034	1,055	2	15	9	(67)
Redundancy and restructuring	134	358	63	84	239	65
Temporary staff costs	697	530	(32)	248	176	(41)
Other	185	171	(8)	51	42	(22)
Total other resourcing costs	2,050	2,114	3	398	466	15
Total staff costs	10,389	11,005	6	3,821	4,086	6

Compensation as % of adjusted net income	37.2%	37.7%		45.5%	47.6%
Compensation as % of statutory net income	35.7%	38.5%		45.5%	47.6%
Compensation as % of adjusted income	34.0%	34.6%		45.2%	47.7%
Compensation as % of statutory income	32.8%	35.2%		45.2%	47.7%

Notes

a	Salaries include Role Based Pay and fixed pay allowances.
b	Post retirement benefits charge includes £246m (2014: £242m) in respect of defined contribution schemes and £(130)m credit (2014: £382m) in respect of defined benefit schemes.
c	2015 post-retirement benefits have been adjusted to exclude the impact of a £429m (2014: nil) gain on valuation of a component of the defined benefit liability. Including the gain would result in a compensation: adjusted net income ratio of 35.3% and a compensation: adjusted income ratio of 32.3%. The aforementioned gain is already included in the statutory ratios.
d	In addition, £236m of Group compensation (2014: £250m) was capitalised as internally generated software.

▪	Total staff costs decreased 6% to £10,389m, principally reflecting a 9% decrease in performance costs and a 63% decrease in redundancy and restructuring charges.

▪	Performance costs decreased 9%, reflecting a 18% decrease in the charges for deferred bonuses, a 5% decrease in the bonus charge partially offset by an increase in other performance charges.

▪	Redundancy and restructuring charges decreased 63% to £134m, predominantly due to the non-recurrence of the 2014 restructuring costs in the Investment Bank.

Deferred bonuses awarded are expected to be charged to the income statement in the years outlined in the table that follows.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 57

Year in which income statement charge is expected to be taken for deferred bonuses awarded to datea

	Actual		Expected[b]
	Year ended 31.12.14 £m	Year ended 31.12.15 £m	Year ended 31.12.16 £m	2017 and beyond £m
Barclays Group
Deferred bonuses from 2012 and earlier bonus pools	488	117	13	–
Deferred bonuses from 2013 bonus pool	579	293	111	17
Deferred bonuses from 2014 bonus pool	–	464	194	100
Deferred bonuses from 2015 bonus pool	–	–	370	247
Income statement charge for deferred bonuses	1,067	874	688	364

Investment Bank
Deferred bonuses from 2012 and earlier bonus pools	398	101	11	–
Deferred bonuses from 2013 bonus pool	456	239	93	13
Deferred bonuses from 2014 bonus pool	–	396	167	80
Deferred bonuses from 2015 bonus pool	–	–	341	217
Income statement charge for deferred bonuses	854	736	612	310

Bonus pool component	Expected grant date	Expected payment date(s)[c]	Year(s) in which income statement charge arises[d]
Current year cash bonus	▪ March 2016	▪ March 2016	▪ 2015
Current year share bonus	▪ March 2016	▪ March 2016	▪ 2015
Deferred cash bonus	▪ March 2016	▪ March 2017 (33.3%)	▪ 2016 (48%)
		▪ March 2018 (33.3%)	▪ 2017 (35%)
		▪ March 2019 (33.3%)	▪ 2018 (15%)
▪ 2019 (2%)
Deferred share bonus	▪ March 2016	▪ March 2017 (33.3%)	▪ 2016 (48%)
		▪ March 2018 (33.3%)	▪ 2017 (35%)
		▪ March 2019 (33.3%)	▪ 2018 (15%)
▪ 2019 (2%)

Notes

[a]	The actual amount charged and payments made are subject to all conditions being met prior to the expected payment date and will vary compared with the above expectation. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment. Dividend equivalent shares may also be awarded under SVP awards.
[b]	Does not include the impact of grants which will be made in 2016 and 2017.
[c]	Share awards may be subject to an additional holding period.
[d]	The income statement charge is based on the period over which conditions are met.

58 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Annual report on Directors’ remuneration

  This section explains how our Directors’ remuneration policy was implemented during 2015.

Executive Directors

Executive Directors: Single total figure for 2015 remuneration (audited)

The following table shows a single total figure for 2015 remuneration in respect of qualifying service for each executive Director together with comparative figures for 2014.

	Salary £000		Role Based Pay £000		Taxable benefits £000		Annual bonus £000		LTIP £000		Pension £000		Total £000
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Antony Jenkins[a]	598	1,100	516	950	89	100	505	1,100	1,494	1,854	197	363	3,399	5,467
Tushar Morzaria	800	800	750	750	82	95	701	900	–	–	200	200	2,533	2,745
Jes Staley[b]	100	–	96	–	48	–	–	–	–	–	33	–	277	–

Notes

a	The 2015 figures for Antony Jenkins relate to the period to 16 July 2015 when he ceased to be a Director, save in the case of the LTIP which relates to the whole performance period. Details of his leaving arrangements are provided on page 68.
b	The 2015 figures for Jes Staley relate to the period from 1 December 2015 when he joined the Board as Group Chief Executive.

John McFarlane was appointed Executive Chairman from 17 July 2015 pending the appointment of a new Group Chief Executive. At his request, he received no increase in fees. Details of his fees are provided on page 67. John McFarlane is not eligible to participate in Barclays’ cash, share or long-term incentive plans or pension plans.

Additional information in respect of each element of pay for the executive Directors (audited)

Salary

Jes Staley commenced employment as Group Chief Executive on 1 December 2015 on a salary of £1,200,000 per annum. Tushar Morzaria was paid a salary of £800,000 per annum as Group Finance Director. Antony Jenkins was paid a salary of £1,100,000 per annum.

Role Based Pay (RBP)

Executive Directors receive RBP which is delivered quarterly in shares, subject to a holding period with restrictions lifting over five years (20% each year). The value shown is of shares at the date awarded.

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, relocation, home leave related costs, car allowance, the use of a company vehicle and driver when required for business purposes and other benefits that are considered minor in nature.

Annual bonus

Annual bonuses are discretionary and are typically awarded in Q1 following the financial year to which they relate. The 2015 bonus awards reflect the Committee’s assessment of the extent to which the executive Directors achieved their Financial (50% weighting) and Balanced Scorecard (35% weighting) performance measures, and their personal objectives (15% weighting). More information on the performance measures and the outcomes for the 2015 bonuses is set out on pages 60 and 61. Jes Staley was not eligible for a 2015 bonus.

60% of each executive Director’s 2015 bonus will be deferred in the form of a share award under the Share Value Plan vesting over three years with one third vesting each year. 20% will be paid in cash and 20% delivered in shares. All shares (whether deferred or not deferred) are subject to a further six month holding period from the point of release. 2015 bonuses are subject to clawback provisions and, additionally, unvested deferred 2015 bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

LTIP

The LTIP amount included in Antony Jenkins’ 2015 single total figure is the value of the amount scheduled to be released in relation to the LTIP award granted in 2013 in respect of performance period 2013-2015. As Tushar Morzaria and Jes Staley were not participants in this cycle, the LTIP figure in the single figure table is shown as zero for them. Release is dependent on, amongst other things, performance over the period from 1 January 2013 to 31 December 2015. The performance achieved against the performance targets is as follows.

Performance measure	Weighting	Threshold	Maximum vesting	Actual	% of award vesting
Return on risk weighted assets (RoRWA)	50%	13% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%	0.21%	0%
Loan loss rate	30%	10% of award vests for average annual loan loss rate of 75bps	Average annual loan loss rate of 60bps or below	53bps	30%
Balanced Scorecard	20%	Performance against the Balanced Scorecard was assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. Each of the 5Cs in the Balanced Scorecard has equal weighting.		See below	9%
Total					39%

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 59

A summary of the Committee’s assessment against the Balanced Scorecard performance measure over the three year performance period is provided below.

Category	Performance	Vesting out of maximum 4% for each ‘C’
Customer and Client	The Customer and Client Relationship metrics remained stable at 4th place as a strong performance in corporate banking, combined with improvements in Barclaycard UK and Barclays current accounts, was offset by the impact of reshaping the Wealth business and competitive challenges in South Africa. The Client Franchise Rank remained stable at 5th place in challenging market conditions.	2%
Colleague	There has been continued advancement towards Barclays’ 2018 gender goal of 26% women in senior leadership roles; at 23% by the end of 2015. Sustained Engagement is currently 75%, a positive result in light of the on-going change the organisation has experienced in 2015. Further work is required to achieve the 2018 target.	2%
Citizenship	In Citizenship Plan, 10 out of 11 metrics on target shows Barclays is having a positive impact on the communities in which it operates, with lending to households the only initiative to lose momentum primarily as a result of market and trading conditions.	3%
Conduct	While Conduct reputation as measured by the YouGov survey improved over the period, the Committee nevertheless determined that, by reference to the material conduct events that crystallised during the performance period, nil vesting was appropriate.	0%
Company	There has been a significant strengthening in the CET1 ratio, which is ahead of 2018 target, however there is plenty of work to do to deliver an acceptable return to shareholders, with adjusted RoE slightly down on 2014.	2%
Total		9%

The LTIP award is also subject to a discretionary underpin whereby the Committee must be satisfied with the underlying financial health of the Group based on profit before tax. The Committee was satisfied that this underpin was met, and accordingly determined that the award should be considered for release to the extent of 39% of the maximum number of shares under the total award. The shares are scheduled to be released in March 2016. After release, the shares are subject to an additional two year holding period.

Pension

Executive Directors are paid cash in lieu of pension contributions. This is market practice for senior executives in comparable roles.

2015 Annual bonus outcomes

The Committee considered each of the eligible executive Directors’ performance against the financial and non-financial measures which had been set to reflect the strategic priorities for 2015. Performance against their individual personal objectives (15% weighting overall) is assessed on an individual basis. The Committee may exercise its discretion to amend the formulaic outcome of assessment against the targets.

Financial (50% weighting)

The approach taken to assessing financial performance against each of the financial measures is based on a straight line outcome between 25% for threshold performance and 100% applicable to each measure for achievement of maximum performance.

The formulaic outcome from 2015 performance against the financial measures gave a total of 22.1% out of 50% being payable attributable to those measures. A summary of the assessment is provided in the following table.

Financial performance measure	Weighting	Threshold 25%	Maximum 100%	2015 Actual	2015 Outcome
Adjusted profit before tax	20%	£5,801m	£7,022m	£5,403m	0.0%
Adjusted costs (ex CTA)	10%	£16,780m	£15,182m	£16,205m	5.2%
CET1 ratio	10%	10.47%	11.34%	11.4%	10.0%
Leverage ratio	10%	4.17%	4.72%	4.5%	6.9%
Total Financial	50%				22.1%

60 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Annual report on Directors’ remuneration

Balanced Scorecard (35% weighting)

Progress in relation to each of the five ‘Cs’ of the Balanced Scorecard was assessed by the Committee. The Committee took an approach based on a three-point scale in relation to each measure, with 0% to 3% for ‘below’ target, 4% or 5% for a ‘met’ target, and 6% or 7% for ‘above’ target progress against a particular Balanced Scorecard component.

Based on this approach to assessing performance against 2015 Balanced Scorecard milestones, the Committee agreed a 15% outcome out of a maximum of 35%. A summary of the assessment is provided in the following table.

Balanced Scorecard – 5 Cs	Weighting	Metric	2015 Target	2015 Actual	2015 Assessment by the Committee	2015 Outcome out of maximum 7% for each ‘C’
Customer and Client	7%	PCB, Barclaycard and Africa Banking weighted average ranking of Relationship Net Promoter Score v peer sets Client Franchise Risk	4th	4th	Met target	4.0%

			5th	5th	Met target
Colleague	7%	Sustained engagement of colleagues’ score	82-88%	75%	Below target
		% women in senior leadership	23%	23%	Met target	2.0%
Citizenship	7%	Citizenship Plan – initiatives	11/11	10/11	Below target	3.0%
Conduct	7%	Conduct Reputation (You Gov Survey)	5.6/10	5.4/10	Below target	3.0%
Company	7%	Adjusted return on equity	5.9%	4.9%	Below target
		CET1 ratio	11.0%	11.4%	Above target	3.0%
Total Balanced Scorecard	35%					15.0%

Individual outcomes including assessment of personal objectives

Performance against each of the executive Directors’ individual personal objectives (15% weighting overall) was assessed by the Committee on an individual basis.

(i) Antony Jenkins

A summary of the assessment for Antony Jenkins against his specific performance measures is provided in the following table.

Performance measure		Weighting	Outcome
Financial	See table on page 60	50%	22.1%
Balanced Scorecard – 5Cs	See table above	35%	15.0%
Personal objectives	Judgemental assessment – see below	15%	11.0%
Total		100%	48.1%
Final outcome approved by the Remuneration Committee			48.1%

The Committee determined at the time of his departure that he would remain eligible for a pro rated 2015 bonus for the part of the year in which he was Group Chief Executive, subject to an assessment post year end of the relevant performance measures and the general discretion of the Committee. Although it was deemed the appropriate time for Barclays to change Group Chief Executive in mid-2015, the Committee recognised that during the first half of the year Antony Jenkins showed full commitment to continuing to embed a customer and client focused culture backed by the Barclays’ Values and to delivering on financial commitments with particular focus on capital accretion, reducing costs and continuing the run-down of Non-Core. He was also responsible for ensuring that the Conduct Risk Framework was embedded into the business. Given Antony Jenkins’ overall personal performance in the first half of the year, the Committee judged that 11% of a maximum of 15% was appropriate.

In aggregate, the performance assessment resulted in an overall formulaic outcome of 48.1% of maximum bonus opportunity being achieved. The resulting 2015 bonus, pro rated for service, is £505,000.

(ii) Tushar Morzaria

A summary of the assessment for Tushar Morzaria against his specific performance measures is provided in the following table.

Performance measure		Weighting	Outcome
Financial	See table on page 60	50%	22.1%
Balanced Scorecard – 5Cs	See table above	35%	15.0%
Personal objectives	Judgemental assessment – see below	15%	13.0%
Total		100%	50.1%
Final outcome approved by the Remuneration Committee			50.1%

The Committee concluded that Tushar Morzaria had delivered a strong personal performance throughout the year, and noted that during the second half of the year (pending Jes Staley’s arrival) this was achieved while discharging considerably increased executive responsibilities. During 2015, Tushar Morzaria continued to drive transformational change, encouraging focus on the simplification of the operating model, including improved process and technology. He managed external relationships very effectively, in particular with shareholders, investors and regulators. He personally worked hard on improving colleague engagement and diversity and actively participated in supporting and promoting Barclays’ Citizenship agenda. He has managed risk effectively and embedded a positive risk culture. He has also fully embedded the Conduct Risk Framework into the activities of Group Finance, Tax and Treasury. The Committee, in particular, recognised Tushar Morzaria’s role in the significant improvement in the Bank’s capital position and in driving further focus on close and effective cost management during 2015. Given this strong personal performance, the Committee judged that 13% of a maximum of 15% attributable to individual objectives was appropriate.

As a result, the formulaic outcome for Tushar Morzaria would be 50.1% of maximum bonus opportunity. The resulting 2015 bonus is £701,000.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 61

Executive Directors: other LTIP awards

The Directors’ remuneration reporting regulations require inclusion in the single total figure of only the value of the LTIP awards whose last year of performance ends in the relevant financial year and whose vesting outcome is known. For 2015, this is the award to Antony Jenkins under the 2013-2015 LTIP cycle and further details are set out on page 59. This section sets out other LTIP cycles in which the executive Directors participate, the outcome of which remains dependent on future performance.

LTIP awards to be granted during 2016

The Committee decided to make an award under the 2016-2018 LTIP cycle to Tushar Morzaria with a face value at grant of 120% of his fixed pay at 31 December 2015. Jes Staley is not eligible for a grant under the 2016-2018 LTIP cycle.

The 2016-2018 LTIP award will be subject to the following performance measures.

Performance measure	Weighting	Threshold	Maximum vesting
Adjusted return on tangible equity (RoTE)	25%	6.25% of award vests for average adjusted RoTE of 7.5%	average adjusted RoTE of 10.0%
		CET1 ratio must remain at or above an acceptable level for any of this element to vest. The threshold will be reviewed and set annually based on market conditions and regulatory requirements (11% as at 31 December 2016).

CET1 ratio as at 31 December 2018	25%	6.25% of award vests for CET1 ratio of 11.6%	CET1 ratio of 12.7%

Cost:income ratio	20%	5% of award vests for average cost:income ratio of 66%	average cost:income ratio of 58%
Risk Scorecard	15%	Performance against the Risk Scorecard is assessed by the Committee, with input from the Group Risk function, Board Risk Committee and Board Reputation Committee as appropriate, to determine the percentage of the award that may vest between 0% and 15%. The Risk Scorecard measures performance against three broad categories – Risk Profile (including Conduct), Control Environment and Risk Capability – using a combination of quantitative and qualitative metrics. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective disclosure of performance will be made in the 2018 Remuneration report subject to commercial sensitivity no longer remaining.
Balanced Scorecard	15%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 15%. Each of the 5Cs in the Balanced Scorecard has equal weighting. Assessment will be made against progress towards the 2018 targets.

Straight line vesting applies between the threshold and maximum points in respect of the financial measures.

The award is subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group.

Outstanding LTIP awards

(i) LTIP awards granted during 2014

The performance measures for the awards made under the 2014-2016 LTIP cycle are shown below.

Performance measure	Weighting	Threshold	Maximum vesting
Return on risk weighted assets (RoRWA)	50%	23% of award vests for average annual RoRWA of 1.08%	Average annual RoRWA of 1.52%
Loan loss rate	20%	7% of award vests for average annual loan loss rate of 70bps	Average annual loan loss rate of 55bps or below
Balanced Scorecard	30%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 30%. Each of the 5Cs in the Balanced Scorecard has equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However, retrospective disclosure of the targets and performance against them will be made in the 2016 Remuneration report subject to commercial sensitivity no longer remaining.

Straight line vesting applies between the threshold and maximum points in respect of the RoRWA and loan loss rate measures. If the Committee is satisfied with the underlying financial health of the Group based on profit before tax, depending on the extent of its satisfaction, the percentage of Barclays shares that may be considered for release by the Committee under the RoRWA measure can be increased or decreased by 10% of the total award, subject always to a maximum of 50% of the award. Performance outcome will be determined at the end of the performance period. For Antony Jenkins, the resulting number of shares will then be pro-rated to his termination date.

(ii) LTIP awards granted during 2015

Awards were made on 16 March 2015 under the 2015-2017 LTIP cycle at a share price on the date of grant of £2.535, in accordance with our remuneration policy to the executive Directors. This is the price used to calculate the face value below.

	% of fixed pay	Number of shares	Face value at grant	Performance period
Antony Jenkins	120%	1,142,248	£2,895,599	2015-2017
Tushar Morzaria	120%	828,402	£2,099,999	2015-2017

62 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Annual report on Directors’ remuneration

The performance measures for the 2015-2017 LTIP awards are as follows:

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

Straight line vesting applies between the threshold and maximum points in respect of the financial and risk measures. The award is subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group. For Antony Jenkins, the resulting number of shares will then be pro-rated to his termination date.

Executive Directors: pension (audited)

Jes Staley and Tushar Morzaria receive cash in lieu of pension. The 2015 cash in lieu of pension shown below for Jes Staley is for the period 1 December 2015 to 31 December 2015.

Antony Jenkins left the UK pension scheme in April 2012, and then started receiving cash in lieu of pension. He has benefits in both the final salary 1964 section and in the cash balance Afterwork section. The accrued pension shown below relates to his 1964 section pension only. The other pension entries relate to his benefits in both sections. Antony Jenkins ceased to be an executive Director on 16 July 2015. The 2015 cash in lieu of pension shown below is for the period 1 January 2015 to 16 July 2015.

	Accrued pension at 31 December 2015 £000	Increase in value of accrued pension over year net of inflation £000	Normal retirement date	Pension value in 2015 from DB Scheme £000	2015 Cash in lieu of pension £000	2015 Total £000
Antony Jenkins	4	0	11 July 2021	0	197	197
Tushar Morzaria	–	–		–	200	200
Jes Staley	–	–		–	33	33

Executive Directors: Statement of implementation of remuneration policy in 2016

The introduction of new deferral and LTIP requirements in the Remuneration part of the PRA Rulebook and EBA Guidelines will require some structural changes as to how the approved Directors’ remuneration policy will be implemented in 2016. It is therefore our intent to consult with shareholders over proposed changes once formulated. This section explains how the approved Directors’ remuneration policy would be implemented in 2016 under the current framework.

	Jes Staley	Tushar Morzaria	Comments
Salary	£1,200,000	£800,000	No change from 2015.
RBP	£1,150,000	£750,000	Delivered quarterly in shares subject to a holding period with restrictions lifting over five years. No change from 2015.
Pension	33% of salary	25% of salary	Fixed cash allowance in lieu of participation in pension plan. No change from 2015.
Maximum bonus	80% of fixed pay	80% of fixed pay	Variable remuneration for the executive Directors is delivered through bonus and LTIP, both of which are currently deferred over three years. Variable remuneration for the 2016 performance year will be delivered in line with the requirements of the Remuneration part of the PRA Rulebook, including the vesting requirements. Awards under the LTIP will be delivered in shares. The performance and holding periods will be determined before the awards are made in Q1 2017. Vesting will be dependent on performance over the performance period and subject to a further holding period after vesting.
Maximum LTIP	120% of fixed pay	120% of fixed pay

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 63

Total Fixed Pay

The Directors’ remuneration policy sets out the policy on RBP for executive Directors. Following the EBA Guidelines, published in December 2015, and despite the formal power to reduce RBP in the Directors’ remuneration policy, the Committee has agreed, as they also did in 2015, that total fixed pay (salary and RBP elements) will not be reduced in 2016. The Committee will review the structure of RBP in light of the change in regulation and any changes will be reflected in the Directors’ remuneration policy which will be presented to shareholders for approval at the 2017 AGM.

Clawback and malus

Clawback applies to any variable remuneration awarded to the executive Directors on or after 1 January 2015. Barclays may apply clawback if at any time during the seven year period from the date on which any variable remuneration is awarded: (i) there is reasonable evidence of individual misbehaviour or material error, and/or (ii) the firm suffers a material failure of risk management, taking account of the individual’s proximity to and responsibility for, that incident. For variable remuneration awards granted to executive Directors in respect of 2016 onwards, the clawback period may be extended to 10 years in circumstances where the Company or a regulatory authority has commenced an investigation which could potentially lead to the application of clawback.

As set out in the Directors’ remuneration policy, malus provisions will continue to apply to unvested deferred awards.

Deferral

A seven year deferral period (with no vesting prior to the third anniversary of award, and vesting no faster than on a pro rata basis between the third and seventh year), will apply to any deferred variable remuneration awarded to the executive Directors in respect of the 2016 performance year onwards.

2016 Annual bonus performance measures

Performance measures with appropriately stretching targets have been selected to cover a range of financial and non-financial goals that support the key strategic objectives of the Company. The performance measures and weightings are shown below.

Financial (50% weighting)	▪ Adjusted profit before tax (20% weighting)
▪ Adjusted costs (10% weighting)
A performance target range has been set for each financial measure.	▪ CET1 ratio (20% weighting)
Balanced Scorecard (35% weighting)	Progress towards the five year Balanced Scorecard targets will be assessed by the Committee at the year end. Each of the 5Cs in the Balanced Scorecard will have equal weighting
Personal (15% weighting)	The executive Directors have the following joint personal objectives for 2016:
▪ structure the business effectively, ensuring it is focused on a sustainable core proposition with a simpler performing portfolio, with the majority of restructuring completed in 2016
▪ make significant progress in exiting Non-Core by the end of 2016
▪ deliver on financial commitments with particular focus on improvement in cost and productivity, as evidenced by an improved profit and a lower cost:income ratio
▪ manage risk and conduct effectively and make significant progress in ensuring that legacy events are both resolved expediently and not repeated.

In addition, individual personal objectives for 2016 are as follows: Jes Staley:
▪ implement the new management structure to support structural reform, including a new operating model designed to improve efficiency
▪ make substantive progress towards a higher performing culture in line with our Values, while strengthening employee engagement at all levels
▪ foster an externally focused and customer-centric culture.

Tushar Morzaria:
▪ demonstrate effective management of external relationships and reputation
▪ strengthen the performance ethic and employee engagement in Group Finance, Tax and Treasury, while also improving productivity.

Detailed calibration of the Financial and Balanced Scorecard targets is commercially sensitive and it is not appropriate to disclose this information externally on a prospective basis. Disclosure of achievement against the targets will be made in the 2016 Annual Report subject to the targets no longer being commercially sensitive. The Committee may exercise its discretion to amend the formulaic outcome of assessment against the targets. Any exercise of discretion will be disclosed and explained.

64 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Annual report on Directors’ remuneration

Illustrative scenarios for executive Directors’ remuneration

The charts below show the potential value of the executive Directors’ 2016 remuneration in three scenarios: ‘Minimum’ (i.e. fixed pay only), ‘Maximum’ (i.e. fixed pay and the maximum variable pay that may be awarded) and ‘Mid-point’ (i.e. fixed pay and 50% of the maximum variable pay that may be awarded). For the purposes of these charts, the value of benefits is based on an estimated annual value. The scenarios do not reflect share price movement between award and vesting. LTIP is included at face value; the amount received and included in the single total figure for remuneration will depend on performance over the performance period.

A significant proportion of the potential remuneration of the executive Directors is variable and is therefore performance related. It is also subject to deferral, malus and clawback.

Total remuneration opportunity: Group Chief Executive (£000)	Total remuneration opportunity: Group Finance Director (£000)

In the above illustrative scenarios, benefits include regular contractual benefits. Additional ad hoc benefits may arise, for example, overseas relocation of executive Directors, but will always be provided in line with the Directors’ remuneration policy.

Performance graph and table

The performance graph below illustrates the performance of Barclays over the financial years from 2009 to 2015 in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. The index has been selected because it represents a cross-section of leading UK companies.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 65

In addition, the table below provides a summary of the total remuneration of the relevant Group Chief Executive over the same period as the previous graph. For the purpose of calculating the value of the remuneration of the Group Chief Executive, data has been collated on a basis consistent with the ‘single figure’ methodology.

Year	2009	2010	2011	2012	2012	2013	2014	2015	2015	2015
Group Chief Executive	John Varley	John Varley	Bob Diamond	Bob Diamond[a]	Antony Jenkins[b]	Antony Jenkins	Antony Jenkins	Antony Jenkins[b]	John McFarlane[c]	Jes Staley[d]
Group Chief Executive single figure of total remuneration £000s	2,050	4,567	11,070[e]	1,892	529	1,602	5,467[f]	3,399	305	277
Annual bonus against maximum opportunity %	0%	100%	80%	0%	0%	0%	57%	48%	N/A	N/A
Long-term incentive vesting against maximum opportunity %	50%	16%	N/Af	0%	N/Ag	N/Ag	30%	39%	N/Ag	N/Ag

Notes

a	Bob Diamond left the Board on 3 July 2012.
b	Antony Jenkins became Group Chief Executive on 30 August 2012 and left the Board on 16 July 2015.
c	John McFarlane was Executive Chairman from 17 July 2015 to 30 November 2015. His fees, which remained unchanged, have been pro-rated for his time in the position. He was not eligible to receive a bonus or LTIP.
d	Jes Staley became Group Chief Executive on 1 December 2015.
e	This figure includes £5,745k tax equalisation as set out in the 2011 Remuneration report. Bob Diamond was tax equalised on tax above the UK rate where that could not be offset by a double tax treaty.
f	Antony Jenkins’ 2014 pay is higher than in earlier years since he declined a bonus in 2012 and 2013 and did not have LTIP vesting in those years.
g	Not a participant in a long-term incentive award which vested in the period.

Percentage change in Group Chief Executive’s remuneration

The table below shows how the percentage change in the Group Chief Executive’s salary, benefits and bonus between 2014 and 2015 compares with the percentage change in the average of each of those components of pay for UK based employees.

	Salary	Role Based Pay	Benefits	Annual bonus
Group Chief Executive[a]	0.0%	0.0%	20.0%[b]	(15.6%)
Average based on UK employees[c]	3.0%	12.2%[d]	0.0%	(8.0%)

Notes

a	The 2015 figures for the Group Chief Executive are based on former Group Chief Executive, Antony Jenkins, and are annualised in order to provide a meaningful comparison of the year on year change in remuneration for the Group Chief Executive and UK based employees.
b	The percentage change in benefits for the Group Chief Executive represents an increase in the cost to Barclays of existing benefits. There was no change in actual benefit provision to the former Group Chief Executive from 2014 to 2015.
c	Certain populations were excluded to enable a meaningful like for like comparison.
d	The majority of the increase was due to the introduction of Role Based Pay to certain populations, including new MRTs required to comply with PRA/EBA requirements.

We have chosen UK based employees as the comparator group as it is the most representative group for pay structure comparisons.

Relative importance of spend on pay

A year on year comparison of the relative importance of pay and distributions to shareholders is shown below. 2015 Group compensation costs have reduced by 6% and dividends to shareholders have increased 2% from 2014.

Group Compensation Costs (£m)	Dividends to Shareholders (£m)

66 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Annual report on Directors’ remuneration

Chairman and non-executive Directors

Remuneration for non-executive Directors reflects their responsibilities and time commitment and the level of fees paid to non-executive Directors of comparable major UK companies.

Chairman and non-executive Directors: Single total figure for 2015 fees (audited)

	Fees		Benefits		Total
	2015 £000	2014 £000	2015 £000	2014 £000	2015 £000	2014 £000
Chairman
John McFarlane[a]	628	–	11	–	639	–
Sir David Walker[b]	285	750	6	19	291	769
Non-executive Directors
Mike Ashley	207	213	–	–	207	213
Tim Breedon	232	240	–	–	232	240
Crawford Gillies[c]	178	91	–	–	178	91
Reuben Jeffery III	135	160	–	–	135	160
Wendy Lucas-Bull[d]	358	367	–	–	358	367
Dambisa Moyo	152	151	–	–	152	151
Frits van Paasschen	88	80	–	–	88	80
Sir Michael Rake[e]	250	250	–	–	250	250
Diane de Saint Victor	135	135	–	–	135	135
Diane Schueneman[f] [k]	74	–	–	–	74	–
Sir John Sunderland[g]	60	190	–	–	60	190
Steve Thieke[h] [k]	184	131	–	–	184	131
Fulvio Conti[i]	–	37	–	–	–	37
Simon Fraser[j]	–	47	–	–	–	47
Total	2,966	2,842	17	19	2,983	2,861

Non-executive Directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays.

The Chairman is provided with private medical cover and the use of a company vehicle and driver when required for business purposes.

Notes

a	John McFarlane joined the Board as a non-executive Director with effect from 1 January 2015 and as Chairman from 24 April 2015. The total includes non-executive Director fees of £78,000 for the period from 1 January 2015 to 24 April 2015.
b	Sir David Walker retired from the Board with effect from 23 April 2015.
c	Crawford Gillies joined the Board as a non-executive Director with effect from 1 May 2014.
d	The 2014 figure has been updated to include fees received by Wendy Lucas-Bull for her role as Chairman of Barclays Africa Group Limited. The 2015 figure includes fees received by her in 2015 for that role.
e	Sir Michael Rake retired from the Board with effect from 31 December 2015.
f	Diane Schueneman joined the Board as a non-executive Director with effect from 25 June 2015.
g	Sir John Sunderland retired from the Board with effect from 23 April 2015.
h	Steve Thieke joined the Board as a non-executive Director with effect from 7 January 2014.
i	Fulvio Conti retired from the Board with effect from 24 April 2014.
j	Simon Fraser retired from the Board with effect from 24 April 2014.
k	Diane Schueneman and Steve Thieke both served in 2015 on the US Governance Review Board, which is an advisory board set up as the forerunner of the board of our US intermediate holding company which will be established during 2016. The 2015 figures for Diane Schueneman and Steve Thieke include fees of $37,500 and $75,000 for these roles respectively.

Chairman and non-executive Directors: Statement of implementation of remuneration policy in 2016

2016 fees, subject to annual review in line with policy, for the Chairman and non-executive Directors are shown below.

	1 January 2016 £000	1 January 2015 £000	Percentage Increase
Chairman[a]	800[b]	750	–
Deputy Chairman[a]	250	250	0
Board member	80	80	0
Additional responsibilities
Senior Independent Director	30	30	0
Chairman of Board Audit or Board Remuneration Committee	70	70	0
Chairman of Board Risk Committee	60	60	0
Chairman of Board Reputation Committee	50	50	0
Membership of Board Audit or Board Remuneration Committee	30	30	0
Membership of Board Reputation or Board Risk Committee	25	25	0
Membership of Board Nominations Committee	15	15	0

Notes

a	The Chairman and Deputy Chairman do not receive any other additional responsibility fees in addition to the Chairman and Deputy Chairman fees respectively.
b	John McFarlane was appointed Chairman on 24 April 2015 on fees of £800,000.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 67

Payments to former Directors

Former Group Chief Executive: Antony Jenkins

Antony Jenkins ceased to be Group Chief Executive on 16 July 2015. In accordance with his contractual entitlements, Antony Jenkins will receive base salary, RBP, benefits and pension until 7 July 2016 (the Termination Date). These payments are being made in instalments and are subject to mitigation in the event that Antony Jenkins brings his termination date forward.

The Committee carefully considered the circumstances of Antony Jenkins’ departure, taking into account his contribution in bringing the Group to a much stronger position during a difficult period for the Group. Against that background, the Committee agreed to exercise its discretion to treat Antony Jenkins as an eligible leaver for the purposes of his variable pay in accordance with the Directors’ remuneration policy approved by shareholders at the 2014 AGM. The Committee agreed that:

▪	Antony Jenkins would remain eligible for an annual bonus in respect of 2015, pro-rated to 16 July 2015

▪	Antony Jenkins’ 260,355 deferred shares will be considered for release in full on the scheduled release dates. After release, the shares will be subject to an additional 6 month holding period

▪	the unvested LTIP awards granted to Antony Jenkins in 2014 and 2015 will be considered for release on the scheduled release dates subject to achievement of the applicable performance measures and time pro-rated to the Termination Date. The maximum number of shares (subject to the achievement of the applicable performance measures) after reduction for time pro-rating are LTIP 2014-2016: 1,418,805 shares and LTIP 2015-2017: 475,937 shares. After vesting, the shares will be subject to an additional two year holding period

▪	all outstanding unvested deferred awards are subject to malus provisions

The Company has paid £106k in respect of outplacement services and legal costs in connection with Antony Jenkins’ termination of employment in line with the approved Directors’ remuneration policy on terminations.

Former Group Finance Director: Chris Lucas

In 2015, Chris Lucas continued to be eligible to receive life assurance cover, private medical cover and payments under the Executive Income Protection Plan (EIPP). Full details of his eligibility under the EIPP were disclosed in the 2013 Directors’ Remuneration report (page 91 of 2013 Form 20-F). Chris Lucas did not receive any other payment or benefit in 2015.

Other policy information

Outside appointments

During the period while he was Executive Chairman, John McFarlane retained fees in respect of external directorships at Westfield Corporation Limited of $62k and at Old Oak Holdings Limited of £37k.

Directors’ shareholdings and share interests

Executive Directors’ shareholdings and share interests

The chart below shows the value of Barclays’ shares held beneficially by Jes Staley and Tushar Morzaria as at 26 February 2016 that count towards the shareholding requirement of, as a minimum, Barclays’ shares worth four times salary. The current executive Directors have five years from their respective date of appointment to meet this requirement. At close of business on 26 February 2016, the market value of Barclays ordinary shares was £1.6910.

Jes Staley (£000)

Tushar Morzaria (£000)

68 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Annual report on Directors’ remuneration

The table below shows shares owned beneficially by all the Directors and shares over which executive Directors hold awards which are subject to either deferral terms or performance measures. The shares shown below, that are subject to performance measures, are based on the maximum number of shares that may be released (before pro-rating for Antony Jenkins).

Interests in Barclays PLC shares (audited)

				Total as at 31 December 2015 (or date
		Unvested
	Owned outright	Subject to performance measures	Not subject to performance measures	of retirement from the Board, if earlier)	Total as at 26 February 2016
Executive Directors
Antony Jenkins[a]	5,540,236	4,579,983	260,355	10,380,574	–
Tushar Morzaria	931,310	2,204,213	741,829	3,877,352	3,877,352
Jes Staley[b]	2,812,997	–	896,450	3,709,447	3,709,447
Chairman
John McFarlane[c]	11,995	–	–	11,995	11,995
Sir David Walker[d]	151,455	–	–	151,455	–
Non-executive Directors
Mike Ashley	23,547	–	–	23,547	23,547
Tim Breedon	19,196	–	–	19,196	19,196
Crawford Gillies	58,856	–	–	58,856	58,856
Reuben Jeffery III	184,988	–	–	184,988	184,988
Wendy Lucas-Bull	14,672	–	–	14,672	14,672
Dambisa Moyo	40,696	–	–	40,696	40,696
Frits van Paasschen	17,184	–	–	17,184	17,184
Sir Michael Rake[e]	75,670	–	–	75,670	–
Diane de Saint Victor	21,579	–	–	21,579	21,579
Diane Schueneman[f]	2,000	–	–	2,000	2,000
Sir John Sunderland[g]	139,081	–	–	139,081	–
Steve Thieke	23,123	–	–	23,123	23,123
Sir Gerry Grimstone[h]	–	–	–	–	97,045

Notes

a	Antony Jenkins left the Board with effect from 16 July 2015.
b	Jes Staley joined the Board as Group Chief Executive with effect from 1 December 2015.
c	John McFarlane joined the Board as a non-executive Director with effect from 1 January 2015 and as Chairman with effect from 24 April 2015. He was Executive Chairman from 17 July 2015 to 30 November 2015.
d	Sir David Walker retired from the Board with effect from 23 April 2015.
e	Sir Michael Rake retired from the Board with effect from 31 December 2015.
f	Diane Schueneman joined the Board as a non-executive Director with effect from 25 June 2015.
g	Sir John Sunderland retired from the Board with effect from 23 April 2015.
h	Sir Gerry Grimstone joined the Board as Senior Independent Director and Deputy Chairman with effect from 1 January 2016. On appointment, he held 97,045 Barclays PLC shares.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 69

Barclays Board Remuneration Committee

The Board Remuneration Committee is responsible for overseeing Barclays’ remuneration as described in more detail below.

Terms of Reference

The role of the Committee is to:

▪	set the overarching principles and parameters of remuneration policy across the Group;

▪	consider and approve the remuneration arrangements of the Chairman, the executive Directors, other senior executives and those employees whose total annual compensation exceeds an amount determined by the Committee from time to time (currently £2m or more)

▪	exercise oversight for remuneration issues.

The Committee also considers and approves buy-outs of forfeited rights for new hires of £2m or more, and packages on termination where the total discretionary value is £1m or more. It reviews the policy relating to all remuneration plans including pensions, and considers and approves measures to promote the alignment of the interests of shareholders and employees. It is also responsible for the selection and appointment of its independent remuneration adviser.

The Terms of Reference can be found at home.barclays/corporategovernance or from the Company Secretary on request.

Chairman and members

The Chairman and members of the Committee are as follows:

▪	Crawford Gillies, Committee member since 1 May 2014 and Chairman since 24 April 2015

▪	Tim Breedon, Committee member since 1 December 2012

▪	Steve Thieke, Committee member since 6 February 2014

▪	Dambisa Moyo, Committee member since 1 September 2015

Former Chairman and members

Members who left the Committee during 2015 were as follows:

▪	Sir John Sunderland, Committee member since 1 July 2005 and Committee Chairman from 24 July 2012 to 23 April 2015

▪	Sir David Walker, Committee member from 1 September 2012 to 23 April 2015

All current members are considered independent by the Board.

Remuneration Committee attendance in 2015

	Number of meetings eligible to attend	Number of meetings attended
Crawford Gillies	7	7
Tim Breedon	7	7
Steve Thieke	7	7
Dambisa Moyo	4	4
Sir John Sunderland	1	1
Sir David Walker	1	1

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review. The December 2015 review concluded that Board members have confidence in the effectiveness of the Committee. Full details of the Board Effectiveness review can be found on pages 33 and 34.

Advisers to the Remuneration Committee

During 2015, the Committee was advised by Towers Watson (now known as Willis Towers Watson. The Committee is satisfied that the advice provided by Towers Watson to the Committee is independent. Towers Watson is a signatory to, and its appointment as adviser to the Committee is conditional on adherence to, the voluntary UK Code of Conduct for executive remuneration consultants.

Towers Watson’s work in 2015 included advising the Committee and providing the latest market data on compensation and trends when considering incentive levels and remuneration packages. A representative from Towers Watson attends Committee meetings. When requested by the Committee, Towers Watson is available to advise and meet with the Committee members separate from management.

Fees for Committee work are charged on a time/cost basis and Towers Watson was paid a total of £195,000 (excluding VAT) in fees for its advice to the Committee in 2015 relating to the executive Directors (either exclusively or along with other employees within the Committee’s Terms of Reference).

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

In the course of its deliberations, the Committee considers the views of the Group Chief Executive, Group Human Resources Director and the Group Reward and Performance Director. The Group Finance Director and Chief Risk Officer provide regular updates on Group and business financial performance and the Group’s risk profile respectively.

No Barclays‘ employee or Director participates in discussions with, or decisions of, the Committee relating to his or her own remuneration. No other advisers provided significant services to the Committee in the year.

70 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Annual report on Directors’ remuneration

Remuneration Committee activities in 2015

The following provides a summary of the Committee’s activities during 2015 and at the January and February 2016 meetings when 2015 remuneration decisions were finalised.

Meeting	Fixed and variable pay issues		Governance, risk and other matters
February 2015	▪	Approved executive Directors’ and senior executives’ 2015 fixed pay	▪ ▪ ▪ ▪	Risk adjustment and malus review Approved 2014 Remuneration report Review of 2014 reward communications strategy Finance and Risk updates
	▪	Approved 2015 executive Directors’ annual bonus performance measures
	▪	Approved group salary and RBP budgets for 2015
	▪	Approved final 2014 incentive funding
	▪	Approved proposals for executive Directors’ and senior executives’ 2014 bonuses and 2015 LTIP awards for executive Directors
May 2015	▪	2015 early incentive funding projections	▪	Consideration of the outcomes of the 2014 Board Committees’ effectiveness review
			▪	Update on EBA consultation on draft revised remuneration guidelines
			▪	Employee compensation adjustment review
			▪	Barclays’ remuneration approach review
July 2015			▪	Review of Committee activity and Terms of Reference
			▪	Consideration of process for appointment of Committee’s independent adviser from April 2016
			▪	Update on July 2014 PRA consultation and resulting changes to the Remuneration part of the PRA Rulebook
			▪	Scope of remuneration philosophy review
			▪	Employee compensation adjustment review
October 2015	▪	Approved Jes Staley’s remuneration arrangements	▪	Remuneration philosophy review
(Two meetings)
November 2015	▪	2015 incentive funding projections	▪	Finance and Risk updates including ex ante risk adjustment
	▪	2016 LTIP performance measures	▪	Updates on headcount and attrition
			▪	2015 payround shareholder engagement planning
			▪	Employee compensation adjustment review
December 2015	▪	Initial considerations on senior executives’ 2016 fixed pay	▪	Review of draft 2015 Remuneration report
	▪	2015 incentive funding proposals and initial proposals for senior executives’ 2015 bonuses	▪ ▪	Finance and Risk updates including ex ante risk adjustment Updates on headcount and attrition

January 2016	▪	2015 incentive funding proposals	▪	Finance and Risk updates
February 2016 (Two meetings)	▪	Approved executive Directors’ and senior executives’ 2016 fixed pay	▪ ▪ ▪ ▪	Approved 2015 Remuneration report Finance and Risk updates including ex ante risk adjustment Appointment of Committee independent adviser Updates on headcount and attrition
	▪	Approved 2016 executive Directors’ annual bonus performance measures
	▪	Approved Group fixed pay budgets for 2016
	▪	Approved final 2015 incentive funding
	▪	Approved proposals for executive Directors’ and senior executives’ 2015 bonuses and 2016 LTIP awards for executive Directors

Regular items: market and stakeholder updates including PRA/FCA, US Federal Reserve and other regulatory matters; updates from Remuneration Review Panel meetings; operation of the Committee’s Control Framework on hiring, retention and termination; and LTIP performance updates.

Statement of voting at Annual General Meeting

The table below shows the voting result in respect of our remuneration arrangements at the AGM held on 23 April 2015 and the last policy vote at the AGM held on 24 April 2014:

	For % of votes cast Number	Against % of votes cast Number	Withheld Number
Advisory vote on the 2014 Remuneration report	97.50%	2.50%
	11,385,216,004	291,926,107	63,613,057
Binding vote on the Directors’ remuneration policy	93.21%	6.79%
	9,936,116,114	723,914,712	154,598,278

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 71

Governance: Remuneration report

Additional remuneration disclosures

This section contains voluntary disclosures about levels of remuneration for our eight most highly paid senior executive officers and levels of remuneration of employees in the Barclays Group.

2015 total remuneration of the eight highest paid senior executive officers below Board level

The table below shows remuneration for the eight highest paid senior executive officers below Board level who were Key Management Personnel in 2015.

Eight highest paid senior executive officers below Board level

	1 2015 £000	2 2015 £000	3 2015 £000	4 2015 £000	5 2015 £000	6 2015 £000	7 2015 £000	8 2015 £000
Fixed Pay (salary and RBP)	3,150	1,500	1,700	1,300	2,050	1,192	878	661
Current year cash bonus	–	600	320	320	100	140	180	204
Current year share bonus	–	600	320	320	100	140	180	204
Deferred cash bonus	3,150	900	480	480	150	210	270	306
Deferred share bonus	3,150	900	480	480	150	210	270	306
Total remuneration	9,450	4,500	3,300	2,900	2,550	1,892	1,778	1,681

Total remuneration of the employees in the Barclays Group

The table below shows the number of employees in the Barclays Group in 2014 and 2015 in bands by reference to total remuneration. Total remuneration comprises salary, RBP, other allowances, bonus and the value at award of LTIP awards.

Total remuneration of the employees in the Barclays Group

	Number of employees
Remuneration band	2015	2014
£0 to £25,000	71,886	72,262
£25,001 to £50,000	31,804	33,760
£50,001 to £100,000	21,196	20,491
£100,001 to £250,000	9,903	9,000
£250,001 to £500,000	2,266	2,323
£500,001 to £1,000,000	761	871
£1,000,001 to £2,500,000	268	301
£2,500,001 to £5,000,000	50	55
Above £5m	5	3

Barclays is a global business. Of those employees earning above £1m in total remuneration for 2015 in the table above, 55% are based in the US, 34% in the UK, and 11% in the rest of the world.

The number of employees paid above £1m has reduced from 359 in 2014 to 323 in 2015.

72 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Additional remuneration disclosures

Outstanding share plan and long-term incentive plan awards (audited)

Plan	Number of shares under award at 1 January 2015 (maximum)	Number of shares awarded in year (maximum)	Market price on award date	Number of shares released	Market price on release date
Antony Jenkins
Barclays LTIP 2012-2014	1,139,217	–	£1.81	332,286	£2.67
Barclays LTIP 2012-2014	1,371,280	–	£1.86	400,030	£2.67
Barclays LTIP 2013-2015	1,545,995	–	£3.06	–	–
Barclays LTIP 2014-2016	1,891,740	–	£2.31	–	–
Barclays LTIP 2015-2017	–	1,142,248	£2.54	–	–
Share Value Plan 2012	332,377	–	£2.53	332,377	£2.54
Share Value Plan 2012	1,079,970	–	£1.86	1,079,970	£2.54
Share Value Plan 2015	–	260,355	£2.54	–	–

Tushar Morzaria
Barclays LTIP 2014-2016	1,375,811	–	£2.31	–	–
Barclays LTIP 2015-2017	–	828,402	£2.54	–	–
Share Value Plan 2013	733,877	–	£2.51	411,437	£2.54
Share Value Plan 2014	309,557	–	£2.31	103,185	£2.54
Share Value Plan 2015	–	213,017	£2.54	–	–

Jes Staley
Share Value Plan 2015	–	896,450	£2.34	–	–

The interests shown in the table above are the maximum number of Barclays’ shares that may be received under each plan (before pro-rating for Antony Jenkins). Executive Directors do not pay for any share plan or long-term incentive plan awards. Antony Jenkins received 178,527 dividend shares from Share Value Plan (SVP) and LTIP awards and Tushar Morzaria received 19,669 dividend shares from SVP awards released in 2015.

The SVP 2015 award granted to Jes Staley was made in respect of awards he forfeited as a result of accepting employment at Barclays. This award was made in line with the Barclays’ recruitment policy and was made on no more favourable terms than those forfeited awards.

Outstanding Cash Value Plan (CVP) awards (audited)

Plan			Value under award at 1 January 2015 (maximum) £000	Value paid in year £000	Value under award at 31 December 2015 ((maximum) £000
Antony Jenkins
Cash Value Plan 2012			750	750	–

A ‘service credit’ was added, on the final vesting date, to the third and final vesting amount which, for the award shown, was 10% of the original award amount. Antony Jenkins received the CVP award as part of his 2011 bonus, which was awarded in respect of performance in his role as CEO of Retail and Business Banking.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 73

Number of shares lapsed in 2015	Number of shares under award at 31 December 2015 (maximum)	Value of release £000	End of performance period or first scheduled release date	Last scheduled release date

806,931	–	887	–	–
971,250	–	1,068	–	–
–	1,545,995	–	31/12/2015	14/03/2016
–	1,891,740	–	31/12/2016	06/03/2017
–	1,142,248	–	31/12/2017	05/03/2018
–	–	844	–	–
–	–	2,743	–	–
–	260,355	–	14/03/2016	05/03/2018

–	1,375,811	–	31/12/2016	06/03/2017
–	828,402	–	31/12/2017	05/03/2018
–	322,440	1,045	17/03/2014	05/03/2018
–	206,372	262	16/03/2015	06/03/2017
–	213,017	–	14/03/2016	05/03/2018

–	896,450	–	14/03/2016	14/03/2016

74 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Directors’ remuneration policy (abridged)

Barclays’ forward looking remuneration policy for Directors was approved at the 2014 AGM held on 24 April 2014 and applies for three years from that date. The full policy can be found on pages 76 to 86 of the 2013 Form 20-F or at home.barclays/annualreport.

This section sets out an abridged version of the Directors’ remuneration policy and is provided for information only.

This remuneration policy sets out the framework for how the Committee’s remuneration strategy will be executed for the Directors over the three years beginning on the date of the 2014 AGM. This is to be achieved by having a remuneration policy that seeks to:

▪	provide an appropriate and competitive mix of fixed and variable pay which, through its short and long-term components, incentivises management and is aligned to shareholders;

▪	provide direct line of sight with Barclays’ strategy through the incentive programmes; and

▪	comply with and adapt to the changing regulatory landscape.

Remuneration policy for executive Directors

Element and purpose	Operation	Maximum value and performance measures
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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 75

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

All unvested deferred bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) for any reason. These include, but are not limited to:

▪    A participant deliberately misleading Barclays, the market and/or shareholders in relation to the financial performance of the Barclays Group

▪   A participant causing harm to Barclays’ reputation or where his/her actions have amounted to misconduct, incompetence or negligence

▪    A material restatement of the financial statements of the Barclays Group or the Group or any business unit suffering a material down turn in its financial performance

▪  A material failure of risk management in the Barclays Group

▪  A significant deterioration in the financial health of the Barclays Group

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

76 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Directors’ remuneration policy (abridged)

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

Timing of receipt

Barclays LTIP awards have a five-year period in total from grant to when all restrictions are lifted. This will include a minimum three-year vesting period and an additional two-year holding period once vested (after payment of tax)

The maximum annual LTIP award is 120% of fixed pay.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 77

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

Not applicable.

78 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Directors’ remuneration policy (abridged)

Notes to the table on pages 75 to 78:

Performance measures and targets

The Committee selected the relevant financial and risk based performance measures because they are key to the bank’s strategy and are important measures used by the executive Directors to oversee the direction of the business. The Balanced Scorecard has been selected as it demonstrates the performance and progress of Barclays as measured across the following dimensions (5Cs): Customers & Clients, Colleagues, Citizenship, Conduct and Company. Each of the 5Cs in the Balanced Scorecard will have equal weighting. All targets are set to be stretching but achievable and aligned to enhancing shareholder value.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 79

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

80 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Directors’ remuneration policy (abridged)

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 81

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

82 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Governance: Remuneration report

Directors’ remuneration policy (abridged)

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

No other n on-executive Director receives any benefits from Barclays. Non-executive Directors are not eligible to join Barclays’ pension plans.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 83

Risk review

Contents

The management of risk plays a central role in the execution of Barclays’ strategy and insight into the level of risk across businesses and portfolios and the material risks and uncertainties the Group face are key areas of management focus.

For a more detailed breakdown of our Risk performance and Risk management contents please see pages 336-409.

			Page
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	▪	Credit risk	87
	▪	Market risk	88
	▪	Funding risk	88
	▪	Operational risk	89
	▪	Conduct risk	91
	▪	Material existing and emerging risks potentially impacting more than one Principal risk	92
Risk management
Overview of Barclays’ approach to risk management.	▪	Risk management strategy	95
	▪	Governance structure	95
	▪	Risk governance and assigning responsibilities	97
	▪	Principal risks and Key risks	98
	▪	Credit risk management	99
	▪	Market risk management	101
	▪	Funding risk management	103
	▪	Capital risk management	103
	▪	Liquidity risk management	105
	▪	Operational risk management	106
	▪	Conduct risk management	108
Risk performance
Credit risk: The risk of suffering financial loss should the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.	▪	Credit risk overview and summary of performance	112
	▪	Analysis of the balance sheet	112
	▪	Maximum exposure and collateral and other credit enhancement held	113
	▪	The Group’s approach to manage and represent credit quality	115
	▪	Loans and advances to customers and banks	117
	▪	Analysis of the concentration of credit risk	118
	▪	Group exposures to specific countries and industries	119
	▪	Analysis of specific portfolios and asset types	122
	▪	Analysis of loans on concession programmes	131
	▪	Analysis of problem loans	134
	▪	Impairment	137
Market risk: The risk of a reduction to earnings or capital due to volatility of trading book positions or as a consequence of running a banking book balance sheet and liquidity pools.	▪	Market risk overview, measures in the Group and summary of performance	139

	▪	Balance sheet view of trading and banking books	140
	▪	Traded market risk	141
	▪	Business scenario stresses	142
	▪	Review of regulatory measures	142
	▪	Non-traded market risk	143
	▪	Foreign exchange risk	145
	▪	Pension risk review	146
	▪	Insurance risk review	147
Funding risk – Capital: The risk that the Group has insufficient capital resources.	▪	Capital risk overview and summary of performance	149
	▪	Regulatory minimum capital and leverage requirements	149
	▪	Capital resources	150
	▪	Leverage ratio requirements	153
Funding risk – Liquidity: The risk that the Group, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost.	▪	Liquidity risk overview and summary of performance	155
	▪	Liquidity risk stress testing	155
	▪	Liquidity pool	158
	▪	Funding structure and funding relationships	159
	▪	Wholesale funding	160
	▪	Term financing	162
	▪	Encumbrance	162
	▪	Credit ratings	166
	▪	Liquidity management at Barclays Africa Group Limited	167
	▪	Contractual maturity of financial assets and liabilities	167

84 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Contents

			Page
Risk performance continued

Operational risk:

Any instance where there is a potential or actual impact to the Group resulting from inadequate or failed internal processes, people, systems, or from an external event. The impacts to the Group can be financial, including losses or an unexpected financial gain, as well as non-financial such as customer detriment, reputational or regulatory consequences.

	▪ ▪	Operational risk overview and summary of performance in the period Operational risk profile	173 173

Conduct risk: The risk that detriment is caused to our customers, clients, counterparties or the Group because of inappropriate judgement in the execution of our business activities.	▪ ▪ ▪ ▪ ▪	Conduct risk overview Reputation risk Summary of performance Salz recommendations Conduct reputation measure	175 175 175 176 176

Supervision and regulation: The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business.	▪	Supervision of the Group	177
	▪	Global regulatory developments	177
	▪	Influence of European legislation	178
	▪	EU developments	178
	▪	Regulation in the UK	179
	▪	Resolution of UK banking groups	179
	▪	Structural reform of banking groups	180
	▪	Compensation schemes	180
	▪	Regulation in the US	181
	▪	Regulation in Africa	182

The Pillar 3 report of Barclays published on 1 March 2016 contains additional information on Barclays’ risk as well as capital management. Readers may access the complete Pillar 3 report at the Barclays investor relations web site. The Pillar 3 report is not incorporated by reference into and is not part of the 2015 20-F.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 85

Risk review

Material existing and emerging risks

This section describes the material risks which senior management is currently focused on and believe could cause the Group’s future results of operations, financial condition and prospects to differ materially from current expectations.

For more information about the major risk policies which underlie risk exposures, see the consolidated policy-based qualitative information in the Barclays PLC 2015 Pillar 3 Report. A summary of this information may also be found in this report in the Risk management section between pages 336 to 409.

86 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

Material existing and emerging risks to the Group’s future performance

This section describes the material risks to which senior management pays particular attention, which they believe could cause the future results of the Group’s operations, financial condition and prospects to differ materially from current expectations. These expectations include the ability to pay dividends, maintain appropriate levels of capital and meet capital and leverage ratio targets, and achieve stated commitments. In addition, risks relating to the Group that are not currently known, or that are currently deemed immaterial, may individually or cumulatively have the potential to materially affect the future results of the Group’s operations, financial condition and prospects.

Material risks and their impact are described below in two sections: i) risks which senior management believes are likely to impact a single Principal Risk; and ii) risks which senior management believes are likely to affect more than one Principal Risk. Certain risks below have been classified as an ‘emerging risk’, which is a risk that has the potential to have a significant detrimental effect on the Group’s performance, but currently the outcome and the time horizon for the crystallisation of its possible impact is more uncertain and more difficult to predict than for other risk factors that are not identified as emerging risks.

More information on the management of risks may be found in Barclays’ Approach to Managing Risk in the Barclays PLC 2015 Pillar 3 Report.

Material existing and emerging risks by Principal Risk

Credit risk

The financial condition of the Group’s customers, clients and counterparties, including governments and other financial institutions, could adversely affect the Group.

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. The Group may also suffer loss when the value of its investment in the financial instruments of an entity falls as a result of that entity’s credit rating being downgraded. In addition, the Group may incur significant unrealised gains or losses due to changes in the Group’s credit spreads or those of third parties, as these changes affect the fair value of the Group’s derivative instruments, debt securities that the Group holds or issues, and loans held at fair value.

i) Deterioration in political and economic environment

The Group’s performance is at risk from deterioration in the economic and political environment which may result from a number of uncertainties, including the following:

a) Specific regions

Political instability, economic uncertainty or deflation in regions in which the Group operates could weaken growth prospects and have an adverse impact on customers’ ability to service debt and so result in higher impairment charges for the Group. These include:

China (emerging risk)

Economic uncertainty in China continues to affect a number of emerging economies, particularly those with high fiscal deficits and those reliant on short-term external financing and/or material reliance on commodity exports. Their vulnerability has been further impacted by the fall, and sustained volatility in oil prices, the strong US dollar and the winding down of quantitative easing policies by some central banks. The impact on the Group may vary depending on the vulnerabilities present in each country, but the impact may result in increased impairment charges through sovereign defaults, or the inability or unwillingness of clients and counterparties in that country to meet their debt obligations.

South Africa

The negative economic outlook in South Africa continues, with a challenging domestic and external environment. Recent political events including changes to leaders in the Finance Ministry have added to the domestic challenges. Real GDP growth remains low as a result of declining global demand, in particular China, prices for key mineral exports, a downturn in tourism, persistent power shortages and slowing house price growth. In the retail sector, concerns remain over the level of consumer indebtedness and affordability as the slowdown in China impacts the mining sector with job losses increasing. Emerging market turmoil has added further pressure on the Rand, which has continued to depreciate against major currencies. The decline in the economic outlook may impact a range of industry sectors in the corporate portfolio, with clients with higher leverage being impacted most.

b) Interest rate rises, including as a result of slowing of monetary stimulus, could impact consumer debt affordability and corporate profitability

To the extent that central banks increase interest rates in certain developed markets, particularly in our main markets, the UK and the US, they are expected to be small and gradual in scale during 2016, albeit following differing timetables. The first of these occurred in the US with a quarter point rise in December 2015. While an increase may support Group income, any sharper than expected changes could cause stress in the loan portfolio and underwriting activity of the Group, particularly in relation to non-investment grade lending, leading to the possibility of the Group incurring higher impairment. Higher credit losses and a requirement to increase the Group’s level of impairment allowance would most notably occur in the Group’s retail unsecured and secured portfolios as a result of a reduction in recoverability and value of the Group’s assets, coupled with a decline in collateral values.

Interest rate increases in developed markets may also negatively impact emerging economies, as capital flows to mature markets to take advantage of the higher returns and strengthening economic fundamentals.

ii) Specific sectors

The Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following provides examples of areas of uncertainties to the Group’s portfolio which could have a material impact on performance.

a) UK property

With UK property representing the most significant portion of the overall PCB credit exposure, the Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK. Strong house price growth in London and the South East of the UK, fuelled by foreign investment, strong buy to let (BTL) demand and subdued housing supply, has resulted in affordability levels reaching record levels; average house prices as at the end of 2015 were more than seven times average earnings. A fall in house prices, particularly in London and the South East of the UK, would lead to higher impairment and negative capital impact as loss given default (LGD) rates increase. Potential losses would likely be most pronounced in the higher loan to value (LTV) segments.

The proposal on BTL properties announced by the UK Chancellor of the Exchequer in 2015, changing both the level of tax relief on rental income and increasing levels of stamp duty from April 2016, may cause some dislocation in the BTL market. Possible impacts include a reduced appetite in the BTL market and an influx of properties for sale causing downward pricing pressure, as well as reduced affordability as increased tax liabilities reduce net retail yields. As a consequence this may lead to an increase in BTL defaults at a time when market values may be suppressed, with the potential that, while the Group carefully manages such exposures, it may experience increased credit losses and impairment from loans with high LTV ratios.

b) Natural Resources (emerging risk)

The risk of losses and increased impairment is more pronounced where leverage is higher, or in sectors currently subject to strain, notably oil and gas, mining and metals and commodities. Sustained oil price depression continues and is driven by ongoing global excess supply. While the positioning of these portfolios is relatively defensive and focuses on investment grade customers or collateralised positions, very severe stress in this market does have the potential to significantly increase credit losses and impairment.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 87

c) Large single name losses

The Group has large individual exposures to single name counterparties. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group’s results due to, for example, increased credit losses and higher impairment charges.

d) Leverage Finance underwriting

The Group takes on significant sub-investment grade underwriting exposure, including single name risk, particularly focused in the US and Europe and to a lesser extent in South Africa and other regions. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group or an increased capital requirement should there be a need to hold the exposure for an extended period.

Market risk

The Group’s financial position may be adversely affected by changes in both the level and volatility of prices leading to lower revenues, or reduced capital:

i) Concerns of major unexpected changes in monetary policy and quantitative easing programmes, foreign exchange movements or slowdown in emerging market economies spilling over to global markets (emerging risk)

The trading business model is focused on client facilitation in wholesale markets, involving market making activities, risk management solutions and execution.

The Group’s trading business is exposed to a rapid unwinding of quantitative easing programmes and deterioration in the macro environment driven by concerns in global growth. An extremely high level of volatility in asset prices could affect market liquidity and cause excess market volatility, impacting the Group’s ability to execute client trades and may also result in lower income or portfolio losses.

A sudden and adverse volatility in interest or foreign currency exchange rates also has the potential to detrimentally impact the Group’s income from non-trading activity.

This is because the Group has exposure to non-traded interest rate risk, arising from the provision of retail and wholesale non-traded banking products and services, including, products which do not have a defined maturity date and have an interest rate that does not change in line with base rate movements, e.g. current accounts. The level and volatility of interest rates can impact the Group’s net interest margin, which is the interest rate spread earned between lending and borrowing costs. The potential for future volatility and margin changes remains in key areas such as in the UK benchmark interest rate to the extent such volatility and margin changes are not fully addressed by hedging programmes.

The Group is also at risk from movements in foreign currency exchange rates as these impact the sterling equivalent value of foreign currency denominated assets in the banking book, exposing it to currency translation risk.

ii) Adverse movements in the pension fund

Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit. The liabilities discount rate is a key driver and, in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both risk-free yields and credit spreads. Therefore, the Group’s defined benefits scheme valuation would be adversely affected by a prolonged fall in the discount rate or a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund, as the liabilities are adversely impacted by an increase in long term inflation expectation. However in the long term, inflation and rates risk tend to be negatively correlated and therefore partially offset each other.

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage), liquidity and other regulatory requirements.

The Group may not be able to achieve its business plans due to: i) being unable to maintain appropriate capital ratios; ii) being unable to meet its obligations as they fall due; iii) rating agency methodology changes resulting in ratings downgrades; and iv) adverse changes in foreign exchange rates on capital ratios.

i) Inability to maintain appropriate prudential ratios

Should the Group be unable to maintain or achieve appropriate capital ratios this could lead to: an inability to support business activity; a failure to meet regulatory capital requirements including the requirements of regulator set stress tests; increased cost of funding due to deterioration in credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group’s capital or leverage position. While the requirements in CRD IV are now in force in the UK, further changes to capital requirements could occur, whether as a result of (i) further changes to EU legislation by EU legislators (for example, implementation of Bank of International Settlements (BIS) regulatory update recommendations), (ii) relevant binding regulatory technical standards updates by the European Banking Authority (EBA), (iii) changes to UK legislation by the UK government, (iv) changes to PRA rules by the PRA, or (v) additional capital requirements through Financial Policy Committee (FPC) recommendations. Such changes, either individually and/or in aggregate, may lead to further unexpected additional requirements in relation to the Group’s regulatory capital.

Additional prudential requirements may also arise from other regulatory reforms, including UK, EU and the US proposals on bank structural reform and current proposals for ‘Minimum Requirement for own funds and Eligible Liabilities (MREL) under the EU Bank Recovery and Resolution Directive (BRRD). Included within these reforms are the BoE proposals on MREL requirements for UK banks which were published in December 2015. The BoE stated its intentions to communicate MREL requirements to UK banks during 2016. Many of the proposals are still subject to finalisation and implementation and may have a different impact when in final form. The impact of these proposals is still being assessed. Overall, it is likely that these changes in law and regulation will have an impact on the Group as they are likely, when implemented, to require changes to the legal entity structure of the Group and how businesses are capitalised and funded. Any such increased prudential requirements may also constrain the Group’s planned activities, lead to forced asset sales and balance sheet reductions and could increase the Group’s costs, impact on the Group’s earnings and restrict the Group’s ability to pay dividends. Moreover, during periods of market dislocation, as currently seen, or when there is significant competition for the type of funding that the Group needs, increasing the Group’s capital resources in order to meet targets may prove more difficult and/or costly.

ii) Inability to manage liquidity and funding risk effectively

Failure to manage its liquidity and funding risk effectively may result in the Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day-to-day banking activities, or no longer be a going concern.

iii) Credit rating changes and the impact on funding costs

A credit rating assesses the creditworthiness of the Group, its subsidiaries and branches and is based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance. Any adverse event to one or more of these attributes may lead to a downgrade, which in turn could result in contractual outflows to meet contractual requirements on existing contracts.

88 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

Material existing and emerging risks to the Group’s future performance

Furthermore, outflows related to a multiple notch credit rating downgrade are included in the LRA stress scenarios and a portion of the liquidity pool held against this risk. There is a risk that any potential downgrades could impact the Group’s performance should borrowing costs and liquidity change significantly versus expectations.

For further information, please refer to Credit Ratings in the Liquidity Risk Performance section on page 166.

iv) Adverse changes in foreign exchange rates on capital ratios

The Group has capital resources and risk weighted assets denominated in foreign currencies. Therefore changes in foreign currency exchange rates may adversely impact the sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements, and a failure to appropriately manage the Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital ratios. The impact is difficult to predict with any accuracy, but it may have a material adverse effect on the Group if capital and leverage ratios fall below required levels.

Operational risk

The operational risk profile of the Group may change as a result of human factors, inadequate or failed internal processes and systems, or external events.

The Group is exposed to many types of operational risk. This includes: fraudulent and other internal and external criminal activities; breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of the Group’s business); systems failures or an attempt, by an external party, to make a service or supporting infrastructure unavailable to its intended users, and the risk of geopolitical cyber threat activity which destabilises or destroys the Group’s information technology, or critical infrastructure the Group depends upon but does not control. The Group is also subject to the risk of business disruption arising from events wholly or partially beyond its control, for example, natural disasters, acts of terrorism, epidemics and transport or utility failures, which may give rise to losses or reductions in service to customers and/or economic loss to the Group. All of these risks are also applicable where the Group relies on outside suppliers or vendors to provide services to it and its customers. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group’s processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks to avoid the risk of loss.

i) Cyber attacks (emerging risk)

The risk posed by cyber attacks continues to grow. The proliferation of online marketplaces trading criminal services and stolen data has reduced barriers of entry for criminals to perpetrate cyber attacks, while at the same time increasing motivation.

Attacker capabilities continue to evolve as demonstrated by a marked increase in denial of service attacks, and increased sophistication of targeted fraud attacks by organised criminal networks. We face a growing threat to our information (whether it is held by us or in our supply chain), to the integrity of our financial transactions, and to the availability of our services. All of these necessitate a broad intelligence and response capability.

Given the level of increasing global sophistication and scope of potential cyber attacks, future attacks may lead to significant breaches of security which jeopardise the sensitive information and financial transactions of the Group, its clients, counterparties, or customers, or cause disruption to systems performing critical functions. Failure to adequately manage cyber threats and to continually review and update processes in response to new threats could result in increased fraud losses, inability to perform critical economic functions, customer detriment, regulatory censure and penalty, legal liability and reputational damage.

ii) Infrastructure and technology resilience

As the dependency on digital channels and other technologies grows, the impact of technology issues can become more material and immediate. This is also the case in many other industries and organisations but particularly impactful in the banking sector.

The Group’s technology, real-estate and supplier infrastructure is critical to the operation of its businesses and to the delivery of products and services to customers and clients and to meet our market integrity obligations. Sustained disruption to services provided by Barclays, either directly or through third parties, could have a significant impact to customers and to the Group’s reputation and may also lead to potentially large costs to rectify the issue and reimburse losses incurred by customers, as well as possible regulatory censure and penalties.

iii) Ability to hire and retain appropriately qualified employees

The Group requires a diverse mix of highly skilled and qualified colleagues to deliver its strategy and so is dependent on attracting and retaining appropriately qualified individuals. Barclays ability to attract and retain such talent is impacted by a range of external and internal factors.

External regulatory changes such as the introduction of the Individual Accountability Regime and the required deferral and claw back provisions of our compensation arrangements may make Barclays a less attractive proposition relative to both our international competitors and other industries. Similarly, meeting the requirements of structural reform may increase the competitiveness in the market for talent. Internally, restructuring of our businesses and functions, and an increased focus on costs may all have an impact on employee engagement and retention.

Failure to attract or prevent the departure of appropriately qualified employees who are dedicated to overseeing and managing current and future regulatory standards and expectations, or who have the necessary skills required to deliver the Group strategy, could negatively impact our financial performance, control environment and level of employee engagement.

iv) Losses due to additional tax charges

The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at the EU level, and is impacted by a number of double taxation agreements between countries. There is risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage due to a range of possible factors. This includes a failure to comply with, or correctly assess the application of, relevant tax law, a failure to deal with tax authorities in a timely and effective manner or an incorrect calculation of tax estimates for reported and forecast tax numbers. Such charges, or the conduct of any dispute with a relevant tax authority, could lead to adverse publicity, reputational damage and potentially to costs materially exceeding current provisions, which could have an adverse effect on the Group’s operations, financial conditions and prospects.

v) Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include provisions for conduct and legal, competition and regulatory matters, fair value of financial instruments, credit impairment charges for amortised cost assets, impairment and valuation of available for sale investments, calculation of current and deferred tax and accounting for pensions and post-retirements benefits. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to the Group, beyond what was anticipated or provided for.

As part of the assets in the Non-Core business, the Group holds a UK portfolio of generally longer term loans to counterparties in ESHLA sectors, which are measured on a fair value basis. The valuation of this portfolio is subject to substantial uncertainty due to the long dated nature of the portfolios, the lack of a secondary market in the relevant loans and unobservable loan spreads. As a result of these factors, the Group may be required to revise the fair values of these portfolios to reflect, among other things, changes in valuation methodologies due to

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 89

changes in industry valuation practices and as further market evidence is obtained in connection with the Non-Core asset rundown and exit process. For further information refer to Note 18 Fair value of assets and liabilities of the Group’s consolidated financial statements.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. The introduction of the impairment requirements of IFRS 9 Financial Instruments will result in impairment being recognised earlier than is the case under IAS 39 because it requires expected losses to be recognised before the loss event arises. Measurement will involve increased complexity and judgement including estimation of probabilities of defaults, losses given default, a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default and assessing increases in credit risk. It is expected to have a material financial impact, but it will not be practical to disclose reliable financial impact estimates until the implementation programme is further advanced.

For more information please refer to Note 1 Significant accounting policies on pages 218 to 220.

vi) Legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and financial crime may negatively affect the Group’s results, reputation and ability to conduct its business.

The Group conducts diverse activities in a highly regulated global market and is therefore exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years authorities have increasingly investigated past practices, vigorously pursued alleged breaches and imposed heavy penalties on financial services firms. This trend is expected to continue. In relation to financial crime, a breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure and other sanctions in the jurisdictions in which it operates, particularly in the UK and the US. Where clients, customers or other third parties are harmed by the Group’s conduct this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group’s rights not being enforced as intended.

Details of material legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 29 Legal, competition and regulatory matters. In addition to those material ongoing matters, the Group is engaged in various other legal proceedings in the UK and a number of overseas jurisdictions which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is or has been engaged. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

The outcome of material, legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, it is likely that in connection with any such matters the Group will incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following: substantial monetary damages and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group’s reputation; loss of investor confidence and/or dismissal or resignation of key individuals.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. An adverse decision in any one matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

vii) Risks arising from regulation of the financial services industry

The financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group’s business, financial performance, capital and risk management strategies. For further information on regulations affecting the Group, including significant regulatory developments, see the section on Supervision and Regulation.

a) Regulatory change

The Group, in common with much of the financial services industry, remains subject to significant levels of regulatory change and increasing scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements. As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

b) Changes in prudential requirements, including changes to CRD IV

The Group’s results and ability to conduct its business may be negatively affected by changes to, or additional supervisory expectations.

In July 2015, the Financial Policy Committee (FPC) of the BoE published a policy statement directing the PRA to require all major UK banks and building societies to hold enough Tier 1 capital to satisfy a minimum leverage ratio of 3% and a countercyclical leverage ratio buffer of 35% of the institution-specific countercyclical capital buffer rate. The FPC also directed that UK G-SIBs and domestically systemically important banks should meet a supplementary leverage buffer ratio of 35% of corresponding risk-weighted capital buffer rates. The PRA published a policy statement, finalised rules and a supervisory statement implementing the FPC’s directions in December 2015 and the new leverage ratio framework came into force on 1 January 2016.

In January 2016, the BCBS endorsed a new market risk framework, including rules made as a result of its fundamental review of the trading book, which will take effect in 2019. Barclays continues to monitor the potential effects on its capital position arising from these rules and from (i) revisions to the BCBS’s standardised rules for credit risk, counterparty credit risk, CVA volatility risk and operational risk; and (ii) the BCBS considering the position regarding the limitation of the use of internal models in certain areas (for example, removing the Advanced Measurement Approach for operational risk) and applying RWA floors based on the standardised approaches.

Changes to, or additional supervisory expectations, in relation to capital and/or leverage ratio requirements either individually or in aggregate, may lead to unexpected enhanced requirements in relation to the Group’s capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. This may result in a need for further management actions to meet the changed requirements, such as: increasing capital or liquidity resources, reducing leverage and risk weighted assets; modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group); changing the Group’s business mix or exiting other businesses; and/or undertaking other actions to strengthen the Group’s position.

90 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

Material existing and emerging risks to the Group’s future performance

c) Market infrastructure reforms

The derivatives markets are subject to extensive and increasing regulation in many of the Group’s markets, including, in particular, Europe pursuant to the European Market Infrastructure Regulation (EMIR) and in the US under the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA). Certain of these increased regulatory requirements have already come into force, with further provisions expected to become effective in stages, including through a new recast version of the Markets in Financial Instruments Directive and a new regulation (the Markets in Financial Instruments Regulation) in Europe.

It is possible that additional regulations, and the related expenses and requirements, will increase the cost of and restrict participation in the derivatives markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivatives markets.

Changes in regulation of the derivatives markets could adversely affect the business of the Group and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities, which could in turn reduce the demand for swap dealer and similar services of the Group and its subsidiaries. In addition, as a result of these increased costs, the new regulation of the derivatives markets may also result in the Group deciding to reduce its activity in these markets.

d) Recovery and resolution planning

There continues to be a strong regulatory focus on ‘resolvability’ from regulators, particularly in the UK, the US and South Africa. The Group made its first formal Recovery and Resolution Plan (RRP) submissions to the UK and US regulators in mid-2012 and made its first Recovery Plan submission to the South African regulators in 2013. Barclays continues to work with the relevant authorities to identify and address potential impediments to the Group’s ‘resolvability’.

In the UK, RRP work is considered part of continuing supervision. Removal of potential impediments to an orderly resolution of the Group or one or more of its subsidiaries is considered as part of the BoE and PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. Barclays provides the PRA with a Recovery Plan annually and with a Resolution Pack every other year.

In the US, Barclays is one of several systemically important banks required to file resolution plans with the Board of Governors of the Federal Reserve System (Federal Reserve) and the Federal Deposit Insurance Corporation (FDIC) (collectively, the Agencies) under provisions of the DFA. Pursuant to the resolution plan regulation in the US, a joint determination by the Agencies that a resolution plan is not credible or would not facilitate an orderly resolution under the US Bankruptcy Code may result in a bank being made subject to more stringent capital, leverage, or liquidity requirements, or restrictions on growth, activities or operations in the US.

Additionally, there are further resolution-related proposals in the US, such as the Federal Reserve’s proposed regulation requiring internal total loss absorbing capital (TLAC) for Barclays’ US Intermediate Holding Company (IHC) that will be established during 2016, and increased record keeping and reporting requirements for obligations under qualified financial contracts (QFC proposal) that may, depending on final rules, materially increase the operational and financing costs of Barclays’ US operations.

In South Africa, the South African Treasury and the South Africa Reserve Bank are considering material new legislation and regulation to adopt a resolution and depositor guarantee scheme in alignment with FSB principles. Barclays Africa Group Limited (BAGL) and its primary subsidiary Absa Bank Limited, will be subject to these schemes when they are adopted. It is not clear what shape these schemes will take, or when the schemes will be adopted, but current proposals for a funded deposit insurance scheme and for operational continuity may result in material increases in operational and financing costs for the BAGL group.

While the Group believes that it is making good progress in reducing potential impediments to resolution, should the relevant authorities ultimately determine that the Group or any significant subsidiary could not be resolved in an orderly manner, the impact of potential structural changes that may be required to address such a determination (whether in connection with RRP or other structural reform initiatives) may impact capital, liquidity and leverage ratios, as well as the overall profitability of the Group, for example, due to duplicated infrastructure costs, lost cross-rate revenues and/or additional funding costs.

viii) Regulatory action in the event of a bank failure

The EU Bank Recovery and Resolution Directive (BRRD) contains provisions similar to the Banking Act on a European level, many of which augment and increase the powers which national regulators are required to have in the event of a bank failure.

The UK Banking Act 2009, as amended (the Banking Act) provides for a regime to allow the BoE (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers to make share transfer orders and property transfer orders. Amendments introduced by the Banking Reform Act gave the BoE statutory bail-in power from 1 January 2015. This power enables the BoE to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors. It also allows the BoE to cancel liabilities or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution, and gives it the power to convert liabilities into another form (e.g. equity). In addition to the bail-in power, relevant UK resolution authorities are granted additional powers under the Banking Act including powers to direct the sale or transfer of a relevant financial institution or all or part of its business in certain circumstances. Further, parallel developments such as the implementation in the UK of the FSB’s TLAC requirements may result in increased risks that a bank would become subject to resolution authority requirements by regulators seeking to comply with international standards in this area. Please see Funding risk, inability to maintain appropriate prudential ratios on page 88.

If any of these powers were to be exercised, or there is an increased risk of exercise, in respect of the Group or any entity within the Group, this might result in a material adverse effect on the rights or interests of shareholders and creditors including holders of debt securities and/or could have a material adverse effect on the market price of shares and other securities issued by the Group. Such effects could include losses of shareholdings/associated rights including, the dilution of percentage ownership of the Group’s share capital, and may result in creditors, including debt holders, losing all or a part of their investment in the Group’s securities.

Conduct risk

Barclays is committed to Group-wide changes to business practices, governance and mindset and behaviours so that good customer outcomes and protecting market integrity are integral to the way Barclays operates. Improving our reputation will demonstrate to customers that in Barclays they have a partner they can trust. Conduct risk is the risk that detriment is caused to the Group’s customers, clients, counterparties or the Group itself because of inappropriate judgement in the execution of our business activities.

During 2015 potential customer impact and reputation risk inherent in varied emerging risks has been managed across the Group and escalated to senior management for discussion. These risks will remain prevalent in 2016 and beyond and the most significant of these include:

i) Organisational change

The Group is at risk of not being able to meet customer and regulatory expectations due to a failure to appropriately manage the: i) complexity in business practice, processes and systems; ii) challenges faced in product suitability, automation and portfolio-level risk monitoring; iii) resilience of its technology; and, iv) execution strategy, including the failure to fulfil the high level of operational precision required for effective execution in order to deliver positive customer outcomes.

ii) Legacy issues

Barclays remains at risk from the potential outcomes of a number of investigations relating to our past conduct. While we are continuing to embed cultural change and improved governance, many stakeholders

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 91

will remain sceptical and so until there is clear and sustained evidence of consistent cultural and behavioural change, the risk to Barclays’ reputation will remain. Barclays continues to work to rebuild customer trust and market confidence impacted by legacy issues.

For further information in respect of such investigations and related litigation and discussion of the associated uncertainties, please see the Legal, competition and regulatory matters note on page 261.

iii) Market integrity

There are potential risks arising from conflicts of interest, including those related to the benchmark submission process. While primarily relevant to the Investment Bank, these potential risks may also impact the corporate and retail customer base. The Group may be adversely affected if it fails to mitigate the risk of individuals making such inappropriate judgement by the enhancing of operating models, and effective identification and management of conflicts of interest, controls and supervisory oversight.

iv) Financial crime

The Group, as a global financial services firm, is exposed to the risks associated with money laundering, terrorist financing, bribery and corruption and sanctions. As a result, the Group may be adversely affected if it fails to effectively mitigate the risk that its employees or third parties facilitate, or that its products and services are used to facilitate financial crime.

Any one, or combination, of the above risks could have significant impact on the Group’s reputation and may also lead to potentially large costs to both rectify this issue and reimburse losses incurred by customers and regulatory censure and penalties.

Material existing and emerging risks potentially impacting more than one Principal Risk

i) Structural reform (emerging risk)

The UK Financial Services (Banking Reform) Act 2013 (the UK Banking Reform Act) and associated secondary legislation and regulatory rules, require the separation of the Group’s UK and EEA retail and SME deposit taking activities into a legally, operationally and economically separate and independent entity and restrict the types of activity such an entity may conduct (so-called ‘ring fencing’).

The PRA issued a policy statement (PS10/15) in May 2015 setting up legal structures and governance requirements that the UK regulator considers as ‘near-final’. A PRA Consultation was issued in October 2015 relating to post ring fencing prudential requirements and intra-group arrangements among other matters. PRA final rules are expected in 2016. UK ring fencing rules will become binding from January 2019 and Barclays has an internal structural reform programme to implement the changes required by these new regulations (alongside other group structural requirements applicable to or in the course of development for the Group both in the UK and other jurisdictions in which the Group has operations – such as the proposed move towards a single point of entry (Holding Company) resolution model under the BoE’s preferred resolution strategy and the requirement under section 165 of the DFA to create a US intermediate holding company (IHC) to hold the Group’s US banking and non-banking subsidiaries) and to evaluate the Group’s strategic options in light of all current and proposed global structural reform initiatives. Changes resulting from this work will have a material impact in the way the Group operates in the future through increased cost and complexity associated with changes required by ring fencing laws and regulations. Specifically, in order to comply with the UK Banking Reform Act and the DFA, it is proposed that:

▪	Barclays will create a new UK banking entity which will serve as the ring fenced bank (RFB). It is expected to serve retail and small business customers as well as UK Wealth and credit card customers

▪	Barclays Bank PLC (BBPLC) is expected to serve corporate, institutional and investment banking clients and will also serve international Wealth and credit card customers; it is also expected to house both the Corporate Banking payments and Barclaycard merchant acquiring businesses

▪	many of the Group’s US businesses (including Barclays Bank Delaware and Barclays Capital Inc., the Group’s US broker-dealer subsidiary) will be organised under an IHC
▪	the Group will establish a number of service companies in order to support its revised operating entity structure.

Implementation of these changes involves a number of risks related to both the revised Group entity structure and also the process of transition to that revised Group structure. Those risks include the following:

▪	the establishment and ongoing management of the RFB and BBPLC as separate entities will require the Group to evaluate and restructure its intra-group and external capital, funding and liquidity arrangements to ensure they continue to meet regulatory requirements and support business needs. The changes required by ring fencing will in particular impact the sources of funding available to the different entities, including restricting BBPLC’s access to certain categories of deposit funding

▪	while the Group will seek to manage the changes to business mix and capital, funding and liquidity resources so as to maintain robust credit ratings for each of its key operating entities, the restructuring required by ring fencing is complex and untested, and there is a risk that the changes may negatively impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of the different entities on a standalone basis. Adverse changes to the credit assessment, including the potential for ratings downgrades, could in turn make it more difficult and costly for the Group’s entities to obtain certain sources of funding

▪	the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015 provide that, after 1 January 2026, ring fence banks cannot be or become liable for pension schemes outside of the ring fence. To comply with the regulations, the Group will need to decide which Group entities will participate in the Barclays Bank UK Retirement Fund (UKRF) from 2026, and reach a mutually satisfactory position with the UKRF Trustee regarding past service liabilities. The Group is currently discussing a variety of options with the UKRF Trustee, and engaging with the PRA and the UK Pensions Regulator

▪	execution risk associated with moving a material number of customer accounts and contracts from one legal entity to another and in particular the risk of legal challenge to the ring-fenced transfer scheme that will be used in order to transfer certain assets and liabilities from BBPLC to the RFB

▪	customer impacts derived from operational changes related to, for example, the reorganisation of sort codes. In addition, uncertain and potentially varying customer preference in terms of being served by the RFB or BBPLC may increase the execution risk associated with ring fencing; customers may also be impacted by reduced flexibility to provide products through a single entity interface

▪	at the European level, the draft Bank Structural Reform Regulation contains powers restricting proprietary trading and, if certain conditions are met, for the mandated separation of core retail banking activity from certain trading activities save where a bank is already subject to a national regime which provides for the separation of such activities in a manner compatible with the regulation. The regulation is currently in draft form and no single version (including the scope of any national derogation) has yet been agreed by the Council of Ministers, the European Commission and the European Parliament. The implementation date for these proposals will depend on the date on which any final legislation is agreed. Accordingly, the potential impact on the Group remains unclear.

These, and other regulatory changes and the resulting actions taken to address such regulatory changes, may have an adverse impact on the Group’s profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends, credit ratings, and/or financial condition.

ii) Business conditions, general economy and geopolitical issues

The Group’s performance could be adversely affected in relation to more than one Principal Risk by a weak or deteriorating global economy or political instability. These factors may also occur in one or more of the Group’s main countries of operation.

The Group offers a broad range of services to retail, institutional and government customers, in a large number of countries. The breadth of

92 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

Material existing and emerging risks to the Group’s future performance these operations means that deterioration in the economic environment, or an increase in political instability in countries where it is active, or any other systemically important economy, could adversely affect the Group’s performance.

Global growth is expected to remain modest, with low single digit growth in advanced economies alongside a slowdown in emerging markets. This moderate economic performance, lower commodity prices and increased geopolitical tensions mean that the distribution of risks to global economic activity continues to be biased to the downside.

As the US Federal Reserve embarks on monetary policy tightening, the increasing divergence of policies between major advanced economies risks triggering further financial market volatility. The sharp change in value of the US dollar during 2015 reflected this and, has played a major role in driving asset price volatility and capital reallocation as markets adjusted. Changes to interest rate expectations risk igniting further volatility and US dollar appreciation, particularly if the US Federal Reserve were to increase rates faster than markets currently expect.

Emerging markets have already seen growth slow following increased capital outflows, but a deeper slowdown in growth could emerge if tighter US interest rate policy drives further reallocation of capital. Moreover, sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is significant concern around the ability of authorities to manage the growth transition towards services. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom, while the consequences from a faster slowdown would flow through both financial and trade channels into other economies, and affect commodity markets.

Commodity prices, particularly oil prices, have already fallen significantly, but could fall further if demand growth remains weak or supply takes longer than expected to adjust. At the same time, countries with high reliance on commodity related earnings have already experienced a tightening of financial conditions. A sustained period of low prices risks triggering further financial distress, default and contagion.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world, including the Middle East and Eastern Europe are already acute, and are at risk of further deterioration.

While in Europe, risks of stagnation, entrenched deflation and a Eurozone break up have diminished, they remain a risk.

In the UK, the referendum on EU membership gives rise to some political uncertainty and raises the possibility of a disruptive and uncertain exit from the EU, with attendant consequences for investment and confidence. Following the referendum in June 2016, in the event that there is a vote in favour of leaving the EU, a period of negotiation is likely, widely anticipated to be around two years, with unpredictable implications on market conditions.

A drop in business or consumer confidence related to the aforementioned risks may have a material impact on GDP growth in one or more significant markets and therefore Group performance. At the same time, even if output in most advanced economies does grow, it would also be likely to advance at a slower pace than seen in the pre-crisis period. Growth potential could be further eroded by the low levels of fixed asset investment and productivity growth.

For the Group, a deterioration of conditions in its key markets could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity; (ii) higher levels of default rates and impairment; and (iii) mark to market losses in trading portfolios resulting from changes in credit ratings, share prices and solvency of counterparties.

iii) Business change/execution (emerging risk)

As Barclays moves towards a single point of entry (Holding Company) resolution model and implementation of the structural reform programme execution, the expected level of structural and strategic change to be implemented over the medium term will be disruptive and is likely to increase funding and operational risks for the Group and could impact its revenues and businesses. These changes will include: the creation and rundown of Non-Core; the delivery against an extensive agenda of operational and technology control and infrastructure improvements; and, planned cost reductions. Execution may be adversely impacted by external factors (such as a significant global macroeconomic downturn or further significant and unexpected regulatory change in countries in which the Group operates) and/or internal factors (such as availability of appropriately skilled resources or resolution of legacy issues). Moreover, progress in regard to Barclays’ strategic plans is unlikely to be uniform or linear and progress on certain targets may be achieved more slowly than others.

If any of the risks outlined above were to occur, singly or in aggregate, they could have a material adverse effect on the Group’s business, results of operations and financial condition.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 93

Risk review

Risk management

For a more detailed breakdown on our Risk review and Risk management contents please see pages 117 and 118. More detailed information on how Barclays manages these risks can be found in Barclays PLC 2015 Pillar 3 Report.

94 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk management

A more comprehensive overview, together with more specific information on Group policies, can be found in Barclays PLC 2015 Pillar 3 Report or at home.barclays/annualreport

Introduction

This section outlines the Group’s strategy for managing risk and how risk culture has been developed to ensure that there is a set of objectives and practices which are shared across the Group. It provides details of the Group’s governance, specific information on policies that the Group determines to be of particular significance in the current operating environment, committee structures and how responsibilities are assigned.

Risk management strategy

The Group has clear risk management objectives and a well established strategy to deliver them through core risk management processes.

At a strategic level, the Group’s risk management objectives are to:

▪	identify the Group’s significant risks

▪	formulate the Group’s risk appetite and ensure that the business profile and plans are consistent with it

▪	optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures

▪	ensure that business growth plans are properly supported by effective risk infrastructure

▪	manage the risk profile to ensure that specific financial deliverables remain achievable under a range of adverse business conditions

▪	help executives improve the control and coordination of risk taking across the business.

A key element in the setting of clear management objectives is the ERMF, which sets out key activities, tools, techniques and organisational arrangements so that material risks facing the Group are identified and understood, and that appropriate responses are in place to protect Barclays and prevent detriment to its customers, employees or community. This will help the Group meet its goals, and enhance its ability to respond to new opportunities.

The ERMF covers those risks incurred by the Group that were foreseeable, continuous and material enough to merit establishing specific Group-wide control frameworks. These are known as Principal and Key Risks. See Principal and Key Risks on page 98 for more information.

The aim of the risk management process is to provide a structured, practical and easily understood set of three steps, Evaluate, Respond and Monitor (the E-R-M process), that enables management to identify and assess risks, determine the appropriate risk response, and then monitor the effectiveness of the response and changes to the risk profile.

1. Evaluate: risk evaluation must be carried out by those individuals, teams and departments who manage the underlying operational or business process, and so are best placed to identify and assess the potential risks, and also include those responsible for delivering the objectives under review.

2. Respond: the appropriate risk response effectively and efficiently ensures that risks are kept within appetite, which is the level of risk that the Group is prepared to accept while pursuing its business strategy. There are three types of response: i) accept the risk but take necessary mitigating actions such as use of risk controls; ii) stop the existing activity/do not start the proposed activity; or iii) continue the activity but transfer risks to another party via the use of insurance.

Barclays risk management strategy

3. Monitor: once risks have been identified and measured, and controls put in place, progress towards objectives must be tracked. Monitoring must be ongoing and can prompt re-evaluation of the risks and/or changes in responses. Monitoring must be carried out proactively. In addition to ‘reporting’, it includes ensuring risks are maintained within risk appetite, and checking that controls are functioning as intended and remain fit for purpose.

The process is orientated around material risks impacting delivery of objectives, and is used to promote an efficient and effective approach to risk management. This three step risk management process:

▪	can be applied to every objective at every level in the bank, both top-down or bottom-up

▪	is embedded into the business decision making process

▪	guides the Group’s response to changes in the external or internal environment in which existing activities are conducted

▪	involves all staff and all three lines of defence (see pages 97).

Governance structure

Risk exists when the outcome of taking a particular decision or course of action is uncertain and could potentially impact whether, or how well, the Group delivers on its objectives.

The Group faces risks throughout its business, every day, in everything it does. Some risks are taken after appropriate consideration – such as lending money to a customer. Other risks may arise from unintended consequences of internal actions, for example an IT system failure or poor sales practices. Finally, some risks are the result of events outside the Group but which impact its business – such as major exposure through trading or lending to a market counterparty which later fails.

All employees must play their part in the Group’s risk management, regardless of position, function or location. All employees are required to be familiar with risk management policies that are relevant to their activities, know how to escalate actual or potential risk issues, and have a role appropriate level of awareness of the ERMF (see Risk governance and assigning responsibilities for more information on page 97), risk management process and governance arrangements.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 95

Board oversight and flow of risk related information

Furthermore, from March 2016 members of the Board, Executive Committee and a limited number of specified senior individuals will be subject to additional rules included within the Senior Managers Regime (SMR), which clarifies their accountability and responsibilities. Members of the SMR are held to four additional specific rules of conduct in which they must:

1.	take reasonable steps to ensure that the Group is effectively controlled

2.	take reasonable steps to ensure that the Group complies with relevant regulatory requirements and standards

3.	take reasonable steps to ensure that any delegated responsibilities are to the appropriate individual and that the delegated responsibilities are effectively discharged

4.	disclose appropriately any information to the FCA or PRA, which they would reasonably expect to be made aware of.

There are three key board-level forums which review and monitor risk across the Group. These are: the Board itself; the Board Risk Committee and the Board Reputation Committee.

The Board

One of the Board’s (Board of Directors of Barclays PLC) responsibilities is the approval of risk appetite, which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set out in the ERMF.

The Board Risk Committee (BRC)

The BRC monitors the Group’s risk profile against the agreed financial appetite. Where actual performance differs from expectations, actions being taken by management are reviewed to ensure that the BRC is comfortable with them. After each meeting, the Chair of the BRC prepares a report for the next meeting of the Board. All members are non-executive directors. The Group Finance Director (GFD) and the Chief Risk Officer (CRO) attend each meeting as a matter of course.

The BRC also considers the Group’s risk appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

The BRC receives regular and comprehensive reports on risk methodology, the effectiveness of the risk management framework, and the Group’s risk profile, including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the CRO or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities.

The Board Audit Committee (BAC)

The BAC receives regular reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, quarterly papers on accounting judgements (including impairment). It also receives a half yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chairman of the BAC also sits on the BRC.

The Board Reputation Committee (RepCo)

The RepCo reviews management’s recommendations on conduct and reputational risk and the effectiveness of the processes by which the Group identifies and manages these risks. It also reviews and monitors the effectiveness of Barclays’ Citizenship strategy, including the management of Barclays’ economic, social and environmental contribution.

In addition, the Board Audit and Board Remuneration Committees receive regular risk reports to assist them in the undertaking of their duties.

The Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance from the BRC, regular updates on the risk profile and proposals for the ex-ante and ex-post risk adjustments to variable remuneration. These inputs are considered in the setting of performance incentives.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are presented in the Board of Directors section on pages 3 and 4. The terms of reference and additional details on membership and activities for each of the principal Board Committees are available from the Corporate Governance section at: home.barclays/corporategovernance.

The CRO manages the independent Risk function and chairs the Financial Risk Committees (FRC) and the Operational Risk Review Forum (ORRF), which monitor the Group’s financial and non-financial risk profile relative to agreed risk appetite.

The Group Treasurer heads the Treasury function and chairs the Treasury Committee which manages the Group’s liquidity, maturity transformation and structural interest rate exposure through the setting of policies and controls, monitors the Group’s liquidity and interest rate maturity mismatch, monitors usage of regulatory and economic capital, and has oversight of the Group’s capital plan.

The Head of Compliance chairs the Conduct and Reputational Risk Committee (CRRC) which assesses the quality of the application of the Reputation and Conduct Risk Control Frameworks. It also recommends conduct risk appetite, sets policies to ensure consistent adherence to that appetite, and reviews known and emerging reputational and conduct related risks to consider if action is required.

96 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk management

Risk governance and assigning responsibilities

Responsibility for risk management resides at all levels of the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. These responsibilities are distributed so that risk/return decisions are taken at the most appropriate level, as close as possible to the business, and are subject to robust and effective review and challenge. Responsibilities for effective review and challenge also reside at all levels.

The ERMF articulates a clear, consistent, comprehensive and effective approach for the management of all risks in the Group and creates the context for setting standards and establishing the right practices throughout the Group. The ERMF sets out a philosophy and approach that is applicable to the whole bank, all colleagues and to all types of risk. It sets out the key activities required for all employees to operate Barclays risk and control environment, with specific requirements for key individuals, including the CRO and CEO, and the overall governance framework designed to support its effective operation. See Risk Culture in Barclays PLC 2015 Pillar 3 Report for more information.

The ERMF supports risk management and control by ensuring that there is a:

▪	sustainable and consistent implementation of the three lines of defence across all businesses and functions

▪	clear segregation of activities and duties performed by colleagues across the Group

▪	framework for the management of Principal Risks

▪	consistent application of Barclays’ risk appetite across all Principal Risks

▪	clear and simple policy hierarchy.

Three lines of defence

The enterprise risk management process is the ‘defence’, and organising businesses and functions into three ‘lines’ enhances the E-R-M process by formalising independence and challenge, while still promoting collaboration and the flow of information between all areas. The three lines of defence operating model enables the Group to separate risk management activities:

First line: manage operational and business processes; design, implement, operate, test and remediate controls.

First line activities are characterised by:

▪	ownership of and direct responsibility for the Group’s returns or elements of Barclays’ results

▪	ownership of major operations, systems and processes fundamental to the operation of the bank

▪	direct linkage of objective setting, performance assessment and reward to financial performance.

Second line: oversee and challenge the first line and provide second line risk management activity.

Second line activities are characterised by:

▪	oversight, monitoring and challenge of the first line of defence activities

▪	design, ownership or operation of Key Risk Control Frameworks impacting the activities of the first line of defence

▪	operation of certain second line risk management activities (e.g. financial rescue of a firm)

▪	no direct linkage of objective setting, performance assessment and reward to revenue (measures related to mitigation of losses and balancing risk and reward are permissible).

Third line: provide assurance that the E-R-M process is fit for purpose, and that it is being carried out as intended.

Third line activities are characterised by:

▪	providing independent and timely assurance to the Board and Executive Management over the effectiveness of governance, risk management and control.

Following the annual review, in 2016, we have further refined the three lines of defence model by clarifying that responsibilities for risk management and control are defined in relation to the activities individuals undertake as part of their role. The three key activities are: ‘Setting Policy and Conformance’ (second line); ‘Managing Operational or Business Process’ (first and second line); and ‘Providing Independent Assurance’ (third line). Second and third line activities have not changed, however we have emphasised the key responsibilities of the first line, which includes colleagues’ responsibility for understanding and owning the process end to end, and designing, operating, testing and remediating appropriate controls to manage those risks. Performed appropriately and by all colleagues, together these responsibilities will drive a stronger risk and control environment at Barclays, benefitting our customers, clients, shareholders and regulators.

Reporting and control

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 97

Principal and Key Risks

Principal Risks comprise individual Key Risks to allow for more granular analysis. As at 31 December 2015, the five Principal Risks were: i) Credit; ii) Market; iii) Funding; iv) Operational; and v) Conduct. Since the beginning of 2015, Reputation Risk has been recognised as a Key Risk within Conduct Risk given their close alignment and the fact that as separate Principal Risks they had a common Principal Risk Officer.

Risk management responsibilities for Principal and Key Risks are set out in the ERMF. The ERMF creates clear ownership and accountability; ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite and risk tolerances; and ensures regular reporting of risk exposures and control effectiveness.

For each Key Risk, the Key Risk Officer is responsible for developing a risk appetite statement and overseeing and managing the risk in line with the ERMF. This includes the documentation, communication and maintenance of a Key Risk Control Framework which sets out, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk. These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business and Function Heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Reviews are undertaken on a six-monthly basis and support the regulatory requirement for the Group to make an annual statement about its system of internal controls. At the business level, executive management hold specific Business Risk Oversight Meetings to monitor all Principal Risks.

Key Risk Officers report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the:

Board Risk Committee:

▪	Financial Risk Committee has oversight of Credit and Market Risks

▪	Treasury Committee has oversight of Funding Risk

▪	Operational Risk Review Forum has oversight of the risk profile of all Operational Risk types.

Board Reputation Committee:

▪	Conduct and Reputation Risk Committee has oversight of Conduct and Reputation Risks.

The following sections provide an overview of each of the five Principal Risks, and details of the structure and organisation of the relevant management function and its roles and responsibilities, including how the impact of the risk to the Group may be minimised.

98 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk management

Credit risk management

Credit risk

The risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

Overview

The granting of credit is one of the Group’s major sources of income and, as a Principal Risk, the Group dedicates considerable resources to its control. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients. Other sources of credit risk arise from trading activities, including: debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase agreements (reverse repos).

Credit risk management objectives are to:

▪	maintain a framework of controls to ensure credit risk taking is based on sound credit risk management principles

▪	identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio

▪	control and plan credit risk taking in line with external stakeholder expectations and avoiding undesirable concentrations

▪	monitor credit risk and adherence to agreed controls

▪	ensure that risk-reward objectives are met.

More information of the reporting of credit risk can be found in Barclays PLC 2015 Pillar 3 Report.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are larger in number but smaller in value and are, therefore, managed on a homogenous portfolio basis.

Credit risk management responsibilities have been structured so that decisions are taken as close as possible to the business, while ensuring robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant Business Credit Risk Officer (BCRO) who, in turn, reports to the CRO.

Board oversight and flow of risk related information

Organisation and structure

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 99

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting policies for approval of transactions (principally retail); setting risk appetite; monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; performing effective turnaround and workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery processes/units for retail portfolios; and review and validation of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority require the support of the Group Senior Credit Officer (GSCO), the Group’s most senior credit risk sanctioner. For exposures in excess of the GSCO’s authority, approval by Group CRO is required. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk taking. Central Risk sets the Credit Risk Control Framework, which provides the structure within which credit risk is managed, together with supporting credit risk policies.

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate the counterparty credit risks. These can broadly be divided into three types: netting and set-off; collateral; and risk transfer.

Netting and set-off

In most jurisdictions in which the Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions, compared with other risk mitigation techniques.

For derivative transactions, the Group’s normal practice is to enter into standard master agreements with counterparties (e.g. ISDAs). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against the Group’s obligations to the counterparty in the event of default, and so produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing payments on the same day in the same currency to be set-off against one another.

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

▪	home loans: a fixed charge over residential property in the form of houses, flats and other dwellings

▪	wholesale lending: a fixed charge over commercial property and other physical assets, in various forms

▪	other retail lending: includes charges over motor vehicles and other physical assets, second lien charges over residential property, and finance lease receivables

▪	derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex (CSA)) with counterparties with which the Group has master netting agreements in place

▪	reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price

▪	financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

▪	if the risk is transferred to a counterparty which is more credit worthy than the original counterparty, then overall credit risk is reduced

▪	where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually so credit risk is reduced.

Detailed policies are in place to ensure that credit risk mitigation is appropriately recognised and recorded and more information can be found in the Barclays PLC 2015 Pillar 3 Report.

100 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk management

Market risk management

Market risk

The risk of a reduction to earnings or capital due to volatility of trading book positions or as a consequence of running a banking book balance sheet and liquidity pools.

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

Non-traded market risk

Banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margins due to changes in interest rates. The principal banking businesses engage in internal derivative trades with Treasury to manage their interest rate risk to within its defined risk appetite. However, the businesses remain susceptible to market risk from four key sources:

▪	prepayment risk: balance run-off may be faster or slower than expected, due to customer behaviour in response to general economic conditions or interest rates. This can lead to a mismatch between the actual balance of products and the hedges executed with Treasury based on initial expectations

▪	recruitment risk: the volume of new business may be lower or higher than expected, requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected

▪	residual risk and margin compression: the business may retain a small element of interest rate risk to facilitate the day-to-day management of customer business. Additionally, in the current low rate environment, deposits on which the Group sets the interest rate are exposed to margin compression. This is because for any further fall in base rate the Group must absorb an increasing amount of the rate move in its margin

▪	lag risk: the risk of being unable to re-price products immediately after a change in interest rates due to mandatory notification periods. This is highly prevalent in managed rates saving products (e.g. Every Day Saver) where customers must be informed in writing of any planned reduction in their savings rate.

Pension risk

The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; investment returns might reduce; or the estimated value of the pension liabilities might increase as a result of changes to the market process. The Group monitors the market risks arising from its defined benefit pension schemes, and works with the Trustees to address shortfalls. In these circumstances, the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Insurance risk

Insurance risk is managed within Africa Banking, where four categories of insurance risk are recognised: short-term insurance underwriting risk, life insurance underwriting risk, life insurance mismatch risk, and life and insurance investment risk.

Insurance risk arises when:

▪	aggregate insurance premiums received from policyholders under a portfolio of insurance contracts are inadequate to cover the claims arising from those policies and the expenses associated with the management of the portfolio of policies and claims

▪	premiums are not invested to adequately match the duration, timing and size of expected claims

▪	unexpected fluctuations in claims arise or excessive exposure (e.g. in individual or aggregate exposures) relative to capacity is retained in the entity.

Insurance entities also incur market risk (on the investment of accumulated premiums and shareholder capital), credit risk (counterparty exposure on investments and reinsurance transactions), liquidity risk and operational risk from their investments and financial operations.

Organisation and structure

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 101

Overview of the business market risk control structure

Organisation and structure

Traded market risk in the businesses resides primarily in the Investment Bank, Treasury, Africa Banking and Non-Core. These businesses have the mandate to incur traded market risk. Non-traded market risk is mostly incurred in PCB, Barclaycard and Treasury.

Market risk oversight and challenge is provided by business committees, Group committees, including the Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

Roles and responsibilities

The objectives of market risk management are to:

▪	understand and control market risk by robust measurement, limit setting, reporting and oversight

▪	facilitate business growth within a controlled and transparent risk management framework

▪	ensure that traded market risk in the businesses is controlled according to the allocated appetite

▪	control non-traded market risk in line with approved appetite

▪	control insurance risk in line with approved appetite

▪	support the Non-Core strategy of asset reductions by ensuring that market risk remains within agreed risk appetite.

To ensure the above objectives are met, a well-established governance structure is in place to manage these risks consistent with the ERMF (evaluate-respond-monitor). See page 95 on risk management strategy, governance and risk culture.

More information on market risk management can be found in Barclays PLC 2015 Pillar 3 Report.

102 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk management

Funding and capital risk management

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios. Group Treasury manage funding risk on a day-to-day basis with the Group Treasury Committee acting as the key governance forum.

Organisation and structure

Capital risk

Capital risk is the risk that the Group has insufficient capital resources to:

▪	meet minimum regulatory requirements in the UK and in other jurisdictions such as the US and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources at each level where prudential capital requirements are applied

▪	support its credit rating. A weaker credit rating would increase the Group’s cost of funds

▪	support its growth and strategic options.

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

Roles and responsibilities

The Group’s capital management strategy is driven by the strategic aims of the Group and the Risk Appetite set by the Board. The Group’s objectives are achieved through well embedded capital management practices.

Capital planning

Capital forecasts are managed on a top-down and bottom-up basis through both short term (one year) and medium term (three to five years) financial planning cycles. Barclays’ capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support the Group’s risk profile, regulatory and business needs. As a result, the Group holds a diversified capital base that provides strong loss absorbing capacity and optimised returns.

Barclays’ capital forecasts are continually monitored against relevant internal target capital ratios to ensure they remain appropriate, and consider risks to the plan including possible future regulatory changes.

Local management ensures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Treasury Committee, as required.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 103

Regulatory requirements

Capital planning is set in consideration of minimum regulatory requirements in all jurisdictions in which the Group operates. Group regulatory capital requirements are determined by the PRA.

Under these regulatory frameworks, capital requirements are set in consideration of the level of risk that the firm is exposed to which is measured through both risk weighted assets (RWAs) and leverage.

Capital held to support the level of risk identified is set in consideration of minimum ratio requirements and internal buffers. Capital requirements are set in accordance with the firm’s level of risk.

Governance

The Group and legal entity capital plans are underpinned by the Capital Risk Framework, which includes capital management policies and practices approved by the Principal Risk Officer. These plans are implemented consistently in order to deliver on the Group objectives.

The Board approves the Group capital plan, stress tests and recovery plan. The Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a bi-monthly basis. The Board Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast in order to understand and manage the Group’s projected capital adequacy.

Monitoring and managing capital

Capital is monitored and managed on an ongoing basis through:

Stress testing: internal group-wide stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios arising from stressed macroeconomic conditions. Actual recent economic, market and regulatory scenarios are used to inform the assumptions of the stress tests and assess the effectiveness of mitigation strategies.

The Group also undertakes stress tests prescribed by the BoE and EBA. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible, stressed conditions.

Risk mitigation: as part of the stress testing process, actions are identified that should be taken to mitigate the risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan defines the actions and implementation strategies available for the Group to increase or preserve capital resources in the event that stress events are more extreme than anticipated.

Senior management awareness and transparency: Treasury works closely with Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are considered in the Group’s capital plan. Capital risks against firm-specific and macroeconomic early warning indicators are monitored and reported to the Treasury Committee, associated with clear escalation channels to senior management.

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

More information on capital risk management can be found in pages 402 to 403.

104 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk management

Funding risk – Liquidity

Liquidity risk

The risk that the Group, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a wide range of Group-specific and market-wide events.

Overview

The Board has formally recognised a series of risks that are continuously present in Barclays and materially impact the achievement of Barclays objectives, one of which is Funding risk. Liquidity risk is recognised as a key risk within Funding risk. The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Management Framework (the Liquidity Framework) which is designed to meet the following objectives:

▪	to maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk appetite (LRA) as expressed by the Board

▪	to maintain market confidence in the Group’s name.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Organisation and structure

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities. As per the ERMF, the Key Risk Officer (KRO) approves the Key Risk Control Framework for Liquidity Risk (Key Risk Control Framework) under which the Treasury function operates. The KRO is in the Risk function. The Key Risk Control Framework is subject to annual review. The Key Risk Control Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the LRA and is subject to annual review.

The Board sets the LRA, over Group stress tests, being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The approved LRA is implemented and managed by the Treasury Committee through the Key Risk Control Framework.

Liquidity risk management

Barclays has a comprehensive Key Risk Control Framework for managing the Group’s liquidity risk. The Key Risk Control Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the LRA. The Key Risk Control Framework is designed to deliver the appropriate term and structure of funding consistent with the LRA set by the Board.

Liquidity is monitored and managed on an ongoing basis through:

Group Stress test risk appetite and planning: Established Group stress test LRA together with the appropriate limits for the management of liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

Liquidity limits: Management of limits on a variety of on and off-balance sheet exposures and these serve to control the overall extent and composition of liquidity risk taken by managing exposure to the cash outflows.

Internal pricing and incentives: Active management of the composition and duration of the balance sheet and of contingent liquidity risk through the transfer of liquidity premium directly to the business.

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

RRP: In accordance with the requirements of the PRA Rulebook: Recovery and Resolution, Barclays has developed a Group Recovery Plan. The key objectives are to provide the Group with a range of options to ensure the viability of the firm in a stress, set consistent early warning indicators to identify when the Recovery Plan should be invoked and to enable the Group to be adequately prepared to respond to stressed conditions. The Group continues to work with the authorities on RRP, including identifying and addressing any impediments to resolvability.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 105

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

Overview

The management of operational risk has two key objectives:

▪	minimise the impact of losses suffered, both in the normal course of business (small losses) and from extreme events (large losses)

▪	improve the effective management of the Group and strengthen its brand and external reputation.

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

The Group is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing the Group to unacceptable potential losses or reputational damage. The Group has an overarching framework that sets out the approach to internal governance. This guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating authority and monitoring compliance.

Organisation and structure

Operational risk comprises a number of specific Key Risks defined as follows:

▪	external supplier: inadequate selection and ongoing management of external suppliers

▪	financial crime: failure to comply with anti-money laundering, anti-bribery, anti-corruption and sanctions policies. In early January 2016, the oversight of financial crime was transferred to Group Compliance

▪	financial reporting: reporting misstatement or omission within external financial or regulatory reporting

▪	fraud: dishonest behaviour with the intent to make a gain or cause a loss to others

▪	information: inadequate protection of the Group’s information in accordance with its value and sensitivity

▪	legal: failure to identify and manage legal risks

▪	payments process: failure in operation of payments processes

▪	people: inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours

▪	premises and security: unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats

▪	taxation: failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage

▪	technology (including cyber security): failure to develop and deploy secure, stable and reliable technology solutions which includes risk of loss or detriment to Barclays’ business and customers as a result of actions committed or facilitated through the use of networked information systems

▪	transaction operations: failure in the management of critical transaction processes.

In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational key risks listed above to cover areas included within conduct risk. For more information on conduct risk please see pages 108 and 109.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage.

Reporting and control

106 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk management

Operational risk management

Roles and responsibilities

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. The operational risk profile and control environment is reviewed by business unit management through specific meetings which cover governance, risk and control. Businesses are required to report their operational risks on both a regular and an event driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, material control issues, operational risk events and a review of scenarios.

The Group Head of Operational Risk, as Principal Risk Officer, is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of operational risk across the Group.

Operational risk management acts in a second line of defence capacity, and is responsible for implementation of the framework and monitoring operational risk events, risk exposures and material control issues. Through attendance at Business Unit Governance, Risk and Controls meetings, it provides specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered by the Group Principal Risk Officer through the second line of defence review meetings, which also consider material control issues and their effective remediation. Depending on their nature, the outputs of these meetings are presented to the BRC or the BAC.

Specific reports are prepared by businesses, Key Risk Officers and Group Operational Risk on a regular basis for ORRF, BRC and BAC.

Risk and control self-assessments and key indicators

The Group identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place, and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what action, if any, is required to reduce the level of risk to the Group. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

Key Indicators (KIs) are metrics which allow the Group to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business and are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision making and actions.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 107

Risk review

Risk management

Conduct risk management

Conduct risk

The risk that detriment is caused to customers, clients, counterparties or the Group because of inappropriate judgement in the execution of our business activities.

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing good customer outcomes and protecting market integrity.

The Group has defined seven Key Risks that are the main sub risk types to Conduct Risk:

▪	our products or services do not meet customers’ needs or have the potential to cause customer detriment

▪	the way we design and undertake transaction services has the potential to cause customer detriment

▪	the way we design or undertake customer servicing has the potential to cause customer detriment

▪	our strategy or business model has the potential to cause customer detriment

▪	our governance arrangements or culture has the potential to cause customer detriment

▪	we fail to obtain and maintain relevant regulatory authorisations, permissions and licence requirements

▪	damage to Barclays’ reputation is caused during the conduct of our business.

Organisation and structure

The Conduct and Reputation Risk Committee (CRRC) derives its authority from the Barclays Group Head of Compliance. The purpose of the CRRC is to review and monitor the effectiveness of Barclays’ management of Conduct and Reputation Risk. In addition, specific committees monitor conduct risk and the control environment at the business level.

Roles and responsibilities

The Conduct Risk Principal Risk Framework (PRF) comprises a number of elements that allow the Group to manage and measure its conduct risk profile.

The PRF is implemented across the Group:

▪	vertically, through an organisational structure that requires all businesses to implement and operate their own conduct risk framework that meets the requirements detailed within the ERMF

▪	horizontally, with Group Key Risk Officers (KROs) required to monitor information relevant to their Key Risk from each element of the Conduct Risk PRF.

The primary responsibility for managing conduct risk and compliance with control requirements sits with the business where the risk arises. The Conduct Risk Accountable Executive for each business is responsible for ensuring the implementation of, and adherence to, the PRF.

The Conduct Principal Risk Officer is responsible for owning and maintaining an appropriate Group-wide Conduct Risk PRF and for overseeing Group-wide Conduct Risk management.

Businesses are required to report their conduct risks on both a quarterly and an event driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward looking horizon scanning analysis as well as backward looking evidence-based indicators from both internal and external sources. For details please refer to the Risk Review, Conduct Risk Performance section of this report (page 175).

Business level reports are reviewed within Compliance. Compliance then creates Group level reports for consideration by CRRC and RepCo. The Group periodically assesses its management of conduct risk through independent audits and addresses issues identified.

Event-driven reporting consists of any risks or issues that breach certain thresholds for severity and probability. Any such risks or issues must be promptly escalated to the business and the appropriate KRO.

In 2015 Reputation Risk was re-designated as a Key Risk under the Conduct Risk Principal Risk. The Reputation Key Risk Framework outlines the processes and actions required of the business. These include regular and forward looking reviews of current and emerging reputation risks so that a topical and comprehensive reputation risk profile of the organisation can be maintained.

Organisation and structure

108 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk management

Conduct risk management

Reputation risk is the risk of damage to the Group’s brand arising from any association, action or inaction which is perceived by stakeholders (e.g. customers, clients, colleagues, shareholders, regulators, opinion formers) to be inappropriate or unethical. Damage to the Group’s brand and consequent erosion of our reputation reduces the attractiveness of the Group to stakeholders and may lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Reputation risk may arise in many different ways, for example:

▪	failure to act in good faith and in accordance with the Group’s values and code of conduct

▪	failure (real or perceived) to comply with the law or regulation, or association (real or implied) with illegal activity

▪	failures in corporate governance, management or technical systems

▪	failure to comply with internal standards and policies

▪	association with controversial sectors or clients

▪	association with controversial transactions, projects, countries or governments

▪	association with controversial business decisions, including but not restricted to, decisions relating to: products (in particular new products), delivery channels, promotions/advertising, acquisitions, branch representation, sourcing/supply chain relationships, staff locations, treatment of financial transactions

▪	association with poor employment practices.

In each case, the risk may arise from failure to comply with either stated norms, which are likely to change over time, so an assessment of reputation risk cannot be static. If not managed effectively, stakeholder expectations of responsible corporate behaviour will not be met.

Reputation risk may also arise and cause damage to the Group’s image, through association with clients, their transactions or their projects if these are perceived by external stakeholders to be environmentally damaging. Where the Group is financing infrastructure projects which have potentially adverse environmental impacts, the Group’s Client Assessment and Aggregation policy and supporting Environmental and Social Risk Standard will apply. This policy identifies the circumstances in which the Group requires due diligence to include assessment of specialist environmental reports. These reports will include consideration of a wide range of the project’s potential impacts including on air, water and land quality, on biodiversity issues, on locally affected communities, including any material upstream and downstream impacts, and working conditions together with employee and community health and safety. Adherence to the Environmental and Social Risk Standard is the mechanism by which Barclays fulfils the requirements of the Equator Principles. These Principles are an internationally recognised framework for environmental due diligence in project finance. Barclays was one of four banks which collaborated in developing the Principles, ahead of their launch in 2003 with 10 adopting banks. There are now more than 80 banks worldwide which have adopted the Equator Principles (see www.equator-principles.com).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 109

Risk review

Risk performance

Maintaining our risk profile at an acceptable and appropriate level is essential to ensure our continued performance. This section provides a review of the performance of the Group in 2015 for each of the five Principal Risks, which are credit, market, funding, operational, and conduct risk.

For a more detailed breakdown on our Risk review and Risk management contents please see pages 84-85

110 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Analysis of credit risk

Credit risk is the risk of the Group suffering financial loss should any of its customers, clients, or market counterparties fail to fulfil their contractual obligations to the Group.

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

Key metrics

▪	Credit impairment charges in 2015 were 2% lower than 2014:

+£32m Group Core

Loan impairment broadly stable reflecting benign economic conditions in the UK and US

+£30m Retail Core

Performance across key portfolios has remained stable and within expectations

+£2m Wholesale Core

Performance benefiting from economic conditions in the UK and US markets offset by impact of stress in Oil and Gas portfolios

-£139m Non-Core

Lower charge reflects sale of Spanish business and higher recoveries in Portugal

▪	Net Loans and advances to customers and banks decreased by 6% in 2015.

▪	The loan loss rate was stable at 47bps.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 111

Credit risk

Credit risk is the risk of the Group suffering financial loss should any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

All disclosures in this section (pages 112-137) are unaudited unless otherwise stated

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

The topics covered in this section may be found in the credit risk section of the contents on page 84. Please see risk management section on pages 94-109 for details of governance, policies and procedures.

Summary of performance in the period

Credit impairment charges in 2015 fell 2% to £2.1bn which principally reflected the benign economic conditions in the UK and US and effective risk management, including the strengthening of the Retail Impairment Policy. These supported generally stable delinquency rates in retail and lower default rates in wholesale where large single names were limited in number and focused on the Oil and Gas sector.

The level of CRL reduced to £7.8bn principally due to a reduction in Non-Core and Personal and Corporate Banking. The coverage ratios for home loans, unsecured retail portfolios and corporate loans remain broadly in line with expected severity rates for these types of portfolios.

Net loans and advances to customers and banks reduced 6% to £440.6bn reflecting a decrease in Non-Core businesses, Investment Bank and Africa Banking offset by increases in Personal and Corporate Banking.

The loan loss rate was broadly stable at 47bps (2014: 46bps).

Analysis of the balance sheet

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

The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement is presented on pages 100.

Overview

As at 31 December 2015, the Group’s net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer decreased 6% to £701.4bn, reflecting a decrease in maximum exposure of 14% and a reduction in the level of mitigation held by 21%. Overall, the extent to which the Group holds mitigation against its total exposure reduced slightly to 48% (2014: 53%).

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

Where collateral has been obtained in the event of default, the Group does not, as a rule, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2015, as a result of the enforcement of collateral was £69m (2014: £161m).

112 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum	Netting	Collateral		Risk	Net
	exposure	and set-off	Cash	Non-cash	transfer	exposure
As at 31 December 2015	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	49,711	–	–	–	–	49,711
Items in the course of collection from other banks	1,011	–	–	–	–	1,011
Trading portfolio assets:
Debt securities	45,576	–	–	–	–	45,576
Traded loans	2,474	–	–	(607)	(1)	1,866
Total trading portfolio assets	48,050	–	–	(607)	(1)	47,442
Financial assets designated at fair value:
Loans and advances	17,913	–	(21)	(5,850)	(515)	11,527
Debt securities	1,383	–	–	–	–	1,383
Reverse repurchase agreements[a]	49,513	–	(315)	(49,027)	–	171
Other financial assets	375	–	–	–	–	375
Total financial assets designated at fair value	69,184	–	(336)	(54,877)	(515)	13,456
Derivative financial instruments	327,709	(259,582)	(34,918)	(7,484)	(5,529)	20,196
Loans and advances to banks	41,349	–	(4)	(4,072)	(64)	37,209
Loans and advances to customers:
Home loans	155,863	–	(221)	(154,355)	(634)	653
Credit cards, unsecured and other retail lending	67,840	(12)	(1,076)	(14,512)	(1,761)	50,479
Corporate loans	175,514	(8,399)	(593)	(45,788)	(4,401)	116,333
Total loans and advances to customers	399,217	(8,411)	(1,890)	(214,655)	(6,796)	167,465
Reverse repurchase agreements and other similar secured lending	28,187	–	(166)	(27,619)	–	402
Available for sale debt securities	89,278	–	–	(832)	(811)	87,635
Other assets	1,410	–	–	–	–	1,410
Total on-balance sheet	1,055,106	(267,993)	(37,314)	(310,146)	(13,716)	425,937

Off-balance sheet:
Contingent liabilities	20,576	–	(604)	(1,408)	(104)	18,460
Documentary credits and other short-term trade-related transactions	845	–	(33)	(57)	(3)	752
Forward starting reverse repurchase agreements[b]	93	–	–	(91)	–	2
Standby facilities, credit lines and other commitments	281,369	–	(313)	(24,156)	(662)	256,238
Total off-balance sheet	302,883	–	(950)	(25,712)	(769)	275,452

Total	1,357,989	(267,993)	(38,264)	(335,858)	(14,485)	701,389

Notes

a	During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.
b	Forward starting reverse repurchase agreements were previously disclosed as loan commitments. Following the business designation of reverse repurchase and repurchase agreements at fair value through profit and loss, new forward starting reverse repurchase agreements are within the scope of IAS 39 and are recognised as derivatives on the balance sheet.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 113

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum	Netting	Collateral		Risk	Net
	exposure	and set-off	Cash	Non-cash	transfer	exposure
As at 31 December 2014	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	39,695	–	–	–	–	39,695
Items in the course of collection from other banks	1,210	–	–	–	–	1,210
Trading portfolio assets:
Debt securities	65,997	–	–	–	–	65,997
Traded loans	2,693	–	–	–	–	2,693
Total trading portfolio assets	68,690	–	–	–	–	68,690
Financial assets designated at fair value:
Loans and advances	20,198	–	(48)	(6,657)	(291)	13,202
Debt securities	4,448	–	–	–	–	4,448
Reverse repurchase agreements	5,236	–	–	(4,803)	–	433
Other financial assets	469	–	–	–	–	469
Total financial assets designated at fair value	30,351	–	(48)	(11,460)	(291)	18,552
Derivative financial instruments	439,909	(353,631)	(44,047)	(8,231)	(6,653)	27,347
Loans and advances to banks	42,111	(1,012)	–	(3,858)	(176)	37,065
Loans and advances to customers:
Home loans	166,974	–	(274)	(164,389)	(815)	1,496
Credit cards, unsecured and other retail lending	69,022	–	(954)	(16,433)	(1,896)	49,739
Corporate loans	191,771	(9,162)	(620)	(40,201)	(5,122)	136,666
Total loans and advances to customers	427,767	(9,162)	(1,848)	(221,023)	(7,833)	187,901
Reverse repurchase agreements and other similar secured lending	131,753	–	–	(130,135)	–	1,618
Available for sale debt securities	85,539	–	–	(938)	(432)	84,169
Other assets	1,680	–	–	–	–	1,680
Total on-balance sheet	1,268,705	(363,805)	(45,943)	(375,645)	(15,385)	467,927

Off-balance sheet:
Contingent liabilities	21,263	–	(781)	(848)	(270)	19,364
Documentary credits and other short-term trade-related transactions	1,091	–	(6)	(8)	(3)	1,074
Forward starting reverse repurchase agreements	13,856	–	–	(13,841)	–	15
Standby facilities, credit lines and other commitments	276,315	–	(457)	(17,385)	(793)	257,680
Total off-balance sheet	312,525	–	(1,244)	(32,082)	(1,066)	278,133

Total	1,581,230	(363,805)	(47,187)	(407,727)	(16,451)	746,060

114 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

The Group’s approach to managing and representing credit quality

Asset credit quality

All loans and advances are categorised as either ‘neither past due nor impaired’, ‘past due but not impaired’, or ‘past due and impaired’, which includes restructured loans. For the purposes of the disclosures in the balance sheet credit quality section below and the analysis of loans and advances and impairment section (page 117):

▪	a loan is considered past due when the borrower has failed to make a payment when due under the terms of the loan contract

▪	the impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment

▪	loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired, may carry an unidentified impairment

▪	loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans, although individually assessed as unimpaired, may carry an unidentified impairment provision

▪	impaired loans that are individually assessed consist predominantly of wholesale loans that are past due and for which an individual allowance has been raised

▪	impaired loans that are collectively assessed consist predominantly of retail loans that are one day or more past due for which a collective allowance is raised. Wholesale loans that are past due, individually assessed as unimpaired, but which carry an unidentified impairment provision, are excluded from this category.

Home loans, unsecured loans and credit card receivables that are subject to forbearance in the retail portfolios are included in the collectively assessed impaired loans column in the tables in the analysis of loans and advances and impairment section (page 117). Included within wholesale loans that are designated as neither past due nor impaired is a portion of loans that have been subject to forbearance or similar strategies as part of the Group’s ongoing relationship with clients. The loans will have an internal rating reflective of the level of risk to which the Group is exposed, bearing in mind the circumstances of the forbearance, the overall performance and prospects of the client. Loans on forbearance programmes will typically, but not always, attract a higher risk rating than similar loans which are not. A portion of wholesale loans under forbearance is included in the past due but not impaired column, although not all loans subject to forbearance are necessarily impaired or past due. Where wholesale loans under forbearance have been impaired, these form part of individually assessed impaired loans.

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

Satisfactory: while there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of deterioration, mortgages with a high loan to value, and unsecured retail loans operating outside normal product guidelines.

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

Debt securities

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poor’s, Fitch or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

Balance sheet credit quality

The following tables present the credit quality of Group assets exposed to credit risk.

Overview

As at 31 December 2015, the ratio of the Group’s assets classified as strong remained broadly stable at 85% (2014: 84%) of total assets exposed to credit risk.

Traded assets remained mostly investment grade with the following proportions being categorised as strong: 96% (2014: 94%) of total derivative financial instruments, 95% (2014: 91%) of debt securities held for trading and 99% (2014: 98%) of debt securities held as available for sale. The credit quality of counterparties to reverse repurchase agreements held at amortised cost, and designated at fair value categorised as strong was 83% (2014: 78%). The credit risk of these assets is significantly reduced as balances are largely collateralised.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 115

In the loan portfolios, 89% of home loans (2014: 86%) to customers are measured as strong. The majority of credit card, unsecured and other retail lending remained satisfactory, reflecting the unsecured nature of a significant proportion of the balance, comprising 76% (2014: 71%) of the total. The credit quality profile of the Group’s wholesale lending remained stable with counterparties rated strong at 72% (2014: 72%).

Further analysis of debt securities by issuer and issuer type and netting and collateral arrangements on derivative financial instruments is presented on pages 129 and 130 respectively.

Balance sheet credit quality (audited)
	Strong (including investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (including investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B-and below) %	Maximum exposure to credit risk %
As at 31 December 2015
Cash and balances at central banks	49,711	–	–	49,711	100	0	0	100
Items in the course of collection from other banks	922	62	27	1,011	91	6	3	100
Trading portfolio assets:
Debt securities	43,118	2,217	241	45,576	95	5	0	100
Traded loans	329	1,880	265	2,474	13	76	11	100
Total trading portfolio assets	43,447	4,097	506	48,050	90	9	1	100
Financial assets designated at fair value:
Loans and advances	16,751	790	372	17,913	94	4	2	100
Debt securities	1,378	3	2	1,383	100	0	0	100
Reverse repurchase agreements and other similar secured lending[a]	41,145	8,352	16	49,513	83	17	0	100
Other financial assets	313	62	–	375	83	17	0	100
Total financial assets designated at fair value	59,587	9,207	390	69,184	86	13	1	100
Derivative financial instruments	313,114	13,270	1,325	327,709	96	4	0	100
Loans and advances to banks	39,059	1,163	1,127	41,349	94	3	3	100
Loans and advances to customers:
Home loans	139,252	9,704	6,907	155,863	89	6	5	100
Credit cards, unsecured and other retail lending	12,347	51,294	4,199	67,840	18	76	6	100
Corporate loans	125,743	39,600	10,171	175,514	72	22	6	100
Total loans and advances to customers	277,342	100,598	21,277	399,217	70	25	5	100
Reverse repurchase agreements and other similar secured lending	23,040	5,147	–	28,187	82	18	0	100
Available for sale debt securities	88,536	632	110	89,278	99	1	0	100
Other assets	1,142	233	35	1,410	81	17	2	100
Total assets	895,900	134,409	24,797	1,055,106	85	13	2	100
As at 31 December 2014
Cash and balances at central banks	39,695	–	–	39,695	100	0	0	100
Items in the course of collection from other banks	1,134	47	29	1,210	94	4	2	100
Trading portfolio assets:
Debt securities	60,290	5,202	505	65,997	91	8	1	100
Traded loans	446	1,935	312	2,693	16	72	12	100
Total trading portfolio assets	60,736	7,137	817	68,690	89	10	1	100
Financial assets designated at fair value:
Loans and advances	18,544	844	810	20,198	92	4	4	100
Debt securities	4,316	130	2	4,448	97	3	0	100
Reverse repurchase agreements and other similar secured lending	4,876	346	14	5,236	93	7	0	100
Other financial assets	269	168	32	469	57	36	7	100
Total financial assets designated at fair value	28,005	1,488	858	30,351	92	5	3	100
Derivative financial instruments	414,980	24,387	542	439,909	94	6	0	100
Loans and advances to banks	39,453	1,651	1,007	42,111	94	4	2	100
Loans and advances to customers:
Home loans	143,700	13,900	9,374	166,974	86	8	6	100
Credit cards, unsecured and other retail lending	15,369	49,255	4,398	69,022	23	71	6	100
Corporate loans	137,102	42,483	12,186	191,771	72	22	6	100
Total loans and advances to customers	296,171	105,638	25,958	427,767	69	25	6	100
Reverse repurchase agreements and other similar secured lending	102,609	29,142	2	131,753	78	22	0	100
Available for sale debt securities	84,405	498	636	85,539	98	1	1	100
Other assets	1,336	282	62	1,680	79	17	4	100
Total assets	1,068,524	170,270	29,911	1,268,705	84	13	3	100

Note

a	During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.

116 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

As the principal source of credit risk to the Group, loans and advances to customers and banks is analysed in detail below:

Loans and advances to customers and banks

Analysis of loans and advances and impairment to customers and banks
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges[a] £m	Loan loss rates bps
As at 31 December 2015
Personal & Corporate Banking	137,212	713	136,499	1,591	1.2	199	15
Africa Banking	17,412	539	16,873	859	4.9	273	157
Barclaycard	43,346	1,835	41,511	1,601	3.7	1,251	289
Barclays Core	197,970	3,087	194,883	4,051	2.0	1,723	87
Barclays Non-Core	11,610	369	11,241	845	7.3	85	73
Total Group Retail	209,580	3,456	206,124	4,896	2.3	1,808	86
Investment Bank	92,321	83	92,238	241	0.3	47	5
Personal & Corporate Banking	87,855	914	86,941	1,794	2.0	182	21
Africa Banking	14,955	235	14,720	541	3.6	80	53
Head Office and Other Operations	5,922	–	5,922	–	–	–	–
Barclays Core	201,053	1,232	199,821	2,576	1.3	309	15
Barclays Non-Core	34,854	233	34,621	345	1.0	(20)	(6)
Total Group Wholesale	235,907	1,465	234,442	2,921	1.2	289	12
Group Total	445,487	4,921	440,566	7,817	1.8	2,097	47
Traded loans	2,474	n/a	2,474
Loans and advances designated at fair value	17,913	n/a	17,913
Loans and advances held at fair value	20,387	n/a	20,387
Total loans and advances	465,874	4,921	460,953

As at 31 December 2014
Personal & Corporate Banking[b,c]	136,544	766	135,778	1,733	1.3	215	16
Africa Banking	21,334	681	20,653	1,093	5.1	295	138
Barclaycard	38,376	1,815	36,561	1,765	4.6	1,183	308
Barclays Core	196,254	3,262	192,992	4,591	2.3	1,693	86
Barclays Non-Core	20,259	428	19,831	1,209	6.0	151	75
Total Group Retail	216,513	3,690	212,823	5,800	2.7	1,844	85
Investment Bank	106,377	44	106,333	71	0.1	(14)	(1)
Personal & Corporate Banking[b]	88,192	873	87,319	2,112	2.4	267	30
Africa Banking	16,312	246	16,066	665	4.1	54	33
Head Office and Other Operations	3,240	–	3,240	–	–	–	–
Barclays Core	214,121	1,163	212,958	2,848	1.3	307	14
Barclays Non-Core	44,699	602	44,097	841	1.9	53	12
Total Group Wholesale	258,820	1,765	257,055	3,689	1.4	360	14
Group Total	475,333	5,455	469,878	9,489	2.0	2,204	46
Traded loans	2,693	n/a	2,693
Loans and advances designated at fair value	20,198	n/a	20,198
Loans and advances held at fair value	22,891	n/a	22,891
Total loans and advances	498,224	5,455	492,769

Loans and advances at amortised cost net of impairment decreased to £440.6bn (2014: £469.9bn):

▪	Non-Core decreased £18.1bn to £45.9bn driven by reclassification of Portuguese and Italian loans now held for sale and a reduction in Europe Retail driven by a run-off of assets

▪	Investment Bank decreased by £14.1bn to £92.2bn reflecting a decrease in cash collateral balances and a decrease in settlement balances as a result of reduced trading volumes

▪	Barclaycard increased by £5.0bn to £41.5bn as a result of business growth across the portfolio.

CRLs decreased £1.7bn to £7.8bn primarily due to a reduction of £0.9bn in Non-Core relating to the reclassification of the Portuguese business as held for sale and improved economic conditions for Corporate portfolios.

Loan impairment charges improved 5% to £2,097m, with a loan loss rate of 47bps (2014: 46bps). This reflected higher recoveries in Europe and the sale of the Spanish business in Non-Core, lower impairments in PCB due to the benign economic environment in the UK resulting in lower default rates and charges, partially offset by increased impairment in Barclaycard driven by growth in the business and updates to impairment model methodologies. Loan loss rates for Africa Banking increased reflecting lower year-end loans and advances balances due to Rand depreciation.

Notes

a	Excluding impairment charges on available for sale investments and reverse repurchase agreements.
b	UK Business Banking has been reclassified from Retail to Wholesale in line with how the business is now managed. 2014 figures have been revised to reflect this, with net loans and advances of £8.4bn, credit risk loans of £482m and impairment charges of £48m reclassified to Wholesale.
c	2014 PCB Credit Risk Loans have been revised by £151m to align the methodology for determining arrears categories with other Home Finance risk disclosures.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 117

Analysis of gross loans and advances by product
	Home Loans £m	Credit cards, unsecured and other retail lending £m	Corporate Loans £m	Group Total £m
As at 31 December 2015
Personal & Corporate Banking	135,380	21,026	68,661	225,067
Africa Banking	10,368	7,633	14,366	32,367
Barclaycard	–	41,559	1,787	43,346
Investment Bank	–	–	92,321	92,321
Head Office and Other Operations	–	–	5,922	5,922
Total Core	145,748	70,218	183,057	399,023
Barclays Non-Core	10,633	1,016	34,815	46,464
Group Total	156,381	71,234	217,872	445,487

As at 31 December 2014
Personal & Corporate Banking	136,022	23,837	64,877	224,736
Africa Banking	12,959	8,375	16,312	37,646
Barclaycard	–	38,376	–	38,376
Investment Bank	–	–	106,377	106,377
Head Office and Other Operations	–	–	3,240	3,240
Total Core	148,981	70,588	190,806	410,375
Barclays Non-Core	18,540	1,779	44,639	64,958
Group Total	167,521	72,367	235,445	475,333

Analysis of the concentration of credit risk

A concentration of credit risk exists when a number of counterparties are located in a geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group’s policies with regard to managing concentration risk is presented on page 126 of the Barclays PLC 2015 Pillar 3 Report.

Geographic concentrations

As at 31 December 2015, the geographic concentration of the Group’s assets remained broadly consistent with 2014. 40% (2014: 38%) of the exposure is concentrated in the UK, 31% (2014: 31%) in the Americas and 20% (2014: 22%) in Europe.

Information on exposures to selected Eurozone countries is presented on page 119.

Credit risk concentrations by geography (audited)
As at 31 December 2015	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	14,061	19,094	13,288	2,055	1,213	49,711
Items in the course of collection from other banks	543	72	–	396	–	1,011
Trading portfolio assets	7,150	10,012	23,641	2,111	5,136	48,050
Financial assets designated at fair value	22,991	5,562	35,910	3,039	1,682	69,184
Derivative financial instruments	99,658	103,498	101,592	3,054	19,907	327,709
Loans and advances to banks	10,733	9,918	13,078	2,900	4,720	41,349
Loans and advances to customers	239,086	47,372	69,803	33,461	9,495	399,217
Reverse repurchase agreements and other similar secured lending[a]	5,905	4,361	15,684	915	1,322	28,187
Available for sale debt securities	20,509	40,344	20,520	3,999	3,906	89,278
Other assets	868	4	131	314	93	1,410
Total on-balance sheet	421,504	240,237	293,647	52,244	47,474	1,055,106

Off-balance sheet:
Contingent liabilities	9,543	3,020	5,047	2,505	461	20,576
Documentary credits and other short-term trade-related transactions	594	58	–	193	–	845
Forward starting reverse repurchase agreements[b]	9	5	65	–	14	93
Standby facilities, credit lines and other commitments	104,797	34,370	125,456	13,600	3,146	281,369
Total off-balance sheet	114,943	37,453	130,568	16,298	3,621	302,883
Total	536,447	277,690	424,215	68,542	51,095	1,357,989

Note

[a]	During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.
[b]	Forward starting reverse repurchase agreements were previously disclosed as loan commitments. Following the business designation of reverse repurchase and repurchase agreements at fair value through profit and loss, new forward starting reverse repurchase agreements are within the scope of IAS 39 and are recognised as derivatives on the balance sheet.

118 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Credit risk concentrations by geography (audited)
As at 31 December 2014	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	13,770	12,224	9,365	2,161	2,175	39,695
Items in the course of collection from other banks	644	158	–	408	–	1,210
Trading portfolio assets	12,921	15,638	31,061	2,498	6,572	68,690
Financial assets designated at fair value	21,274	1,591	3,986	2,999	501	30,351
Derivative financial instruments	133,400	147,421	129,771	2,332	26,985	439,909
Loans and advances to banks	7,472	12,793	13,227	3,250	5,369	42,111
Loans and advances to customers	241,543	60,018	76,561	39,241	10,404	427,767
Reverse repurchase agreements and other similar secured lending	20,551	22,655	81,368	928	6,251	131,753
Available for sale debt securities	22,888	33,368	22,846	4,770	1,667	85,539
Other assets	837	–	232	483	128	1,680
Total on-balance sheet	475,300	305,866	368,417	59,070	60,052	1,268,705

Off-balance sheet:
Acceptances, endorsements and other contingent liabilities
Contingent liabilities	10,222	2,542	5,517	2,757	225	21,263
Documentary credits and other short-term trade-related transactions	851	36	–	186	18	1,091
Forward starting reverse repurchase agreements	4,462	5,936	701	2	2,755	13,856
Standby facilities, credit lines and other commitments	108,025	34,886	116,343	14,911	2,150	276,315
Total off-balance sheet	123,560	43,400	122,561	17,856	5,148	312,525
Total	598,860	349,266	490,978	76,926	65,200	1,581,230

Group exposures to specific countries (audited)

The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment. These contingency plans have been reviewed and refreshed to ensure they remain effective.

The following table shows Barclays’ exposure to specific Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. The basis of preparation is consistent with that described in the 2014 Form 20-F.

The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments.

During 2015, the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece decreased by £17.2bn to £26.1bn primarily due to a £13.4bn reduction in Spain following the sale of the Spanish business. The £7.0bn decrease in residential mortgages relates predominantly to Portuguese and Italian loans reclassified to held for sale within the Financial institutions category.

As at 31 December 2015, the local net funding deficit in Italy was €3.8bn (2014: €9.9bn) and the deficit in Portugal was €1.4bn (2014: €1.9bn). The net funding surplus in Spain was €0.2bn (2014: €4.3bn).

Net exposure by country and counterparty (audited)
	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Net on-balance sheet exposure £m	Gross on-balance sheet exposure £m	Contingent liabilities and commitments £m
As at 31 December 2015
Spain	90	623	1,176	7	311	2,207	7,944	2,073
Italy	1,708	2,283	1,039	9,505	675	15,210	20,586	2,701
Portugal	87	3,346	152	6	700	4,291	4,555	1,299
Ireland	9	2,824	1,282	37	51	4,203	7,454	2,673
Cyprus	29	6	59	16	46	156	391	1
Greece	1	3	14	4	3	25	975	–
Total	1,924	9,085	3,722	9,575	1,786	26,092	41,905	8,747

As at 31 December 2014
Spain	108	14,043	1,149	12	248	15,560	24,873	2,863
Italy	1,716	485	1,128	13,530	1,114	17,973	25,967	3,033
Portugal	105	7	531	2,995	1,207	4,845	5,050	1,631
Ireland	37	3,175	1,453	43	50	4,758	9,445	2,070
Cyprus	28	12	61	6	16	123	707	26
Greece	1	11	15	–	–	27	1,279	–
Total	1,995	17,733	4,337	16,586	2,635	43,286	67,321	9,623

Other country risks being closely monitored include exposures to Russia and China.

Net exposure to Russia of £1.4bn (2014: £1.9bn) largely consists of retail loans and advances of £1.0bn (2014: £0.6bn). The retail loans and advances are predominantly secured against property in the UK and south of France. Gross exposure to Russia was £2.5bn (2014: £3.8bn) including derivative assets with financial institutions. The gross exposure is mitigated by offsetting derivative liabilities.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 119

Net exposure to China of £3.7bn (2014: £4.8bn) largely consists of loans and advances (mainly cash collateral and settlement balances) to sovereign of £1.4bn (2014: £1.7bn) and financial institutions of £1.1bn (2014: £1.4bn). The gross exposure to China excluding offsetting derivative liabilities was £3.9bn (2014: £5.0bn).

Industrial concentrations (audited)

As at 31 December 2015, the industrial concentration of the Group’s assets remained broadly consistent year on year. 42% (2014: 49%) of total assets were concentrated towards banks and other financial institutions, predominantly within derivative financial instruments which decreased during the year. The proportion of the overall balance concentrated towards governments and central banks remained stable at 12% (2014: 11%) and home loans at 12% (2014: 12%).

Credit risk concentrations by industry (audited)
As at 31 December 2015	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distribu- tion and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	49,711	–	–	–	–	–	–	49,711
Items in the course of collection from other banks	1,011	–	–	–	–	–	–	–	–	–	–	1,011
Trading portfolio assets	1,897	11,826	970	538	25,797	2,554	315	2,727	550	–	876	48,050
Financial assets designated at fair value	14,015	35,109	104	8,642	7,380	33	191	3,402	229	–	79	69,184
Derivative financial instruments	185,782	114,727	2,701	2,940	6,113	4,538	1,063	5,346	–	–	4,499	327,709
Loans and advances to banks	36,829	–	–	–	4,520	–	–	–	–	–	–	41,349
Loans and advances to customers	–	80,729	12,297	23,519	5,940	7,743	13,830	25,728	155,863	60,162	13,406	399,217
Reverse repurchase agreements and other similar secured lending[a]	8,676	18,022	–	1,011	305	–	35	138	–	–	–	28,187
Available for sale debt securities	9,745	6,114	68	43	67,645	182	107	5,134	–	–	240	89,278
Other assets	312	1,077	–	–	20	–	–	–	–	–	1	1,410
Total on-balance sheet	258,267	267,604	16,140	36,693	167,431	15,050	15,541	42,475	156,642	60,162	19,101	1,055,106
Off-balance sheet:
Contingent liabilities	1,152	4,698	3,142	958	9	3,073	1,301	4,645	100	548	950	20,576
Documentary credits and other short-term trade-related transactions	378	17	142	1	–	3	129	50	–	123	2	845
Forward starting reverse repurchase agreements[b]	78	15	–	–	–	–	–	–	–	–	–	93
Standby facilities, credit lines and other commitments	946	31,152	35,865	11,337	871	26,217	15,054	23,180	11,708	111,988	13,051	281,369
Total off-balance sheet	2,554	35,882	39,149	12,296	880	29,293	16,484	27,875	11,808	112,659	14,003	302,883
Total	260,821	303,486	55,289	48,989	168,311	44,343	32,025	70,350	168,450	172,821	33,104	1,357,989

Net on-balance sheet exposure to the Oil and Gas sector was £4.4bn (2014: £5.8bn), with contingent liabilities and commitments to this sector of £13.8bn (2014: £12.5bn). Impairment charges were £106m (2014: £1m). The ratio of the Group’s total net exposures classified as strong or satisfactory was 97% (2014: 99%) of the total net exposure to credit risk in this sector.

If average oil prices remained at $30 per barrel throughout 2016, estimated additional impairment of approximately £250m would result. If average oil prices were to reduce to $25 per barrel throughout 2016, estimated additional impairment of approximately £450m would result.

Note

[a]	During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.
[b]	Forward starting reverse repurchase agreements were previously disclosed as loan commitments. Following the business designation of reverse repurchase and repurchase agreements at fair value through profit and loss, new forward starting reverse repurchase agreements are within the scope of IAS 39 and recognised as derivatives on the balance sheet.

120 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Credit risk concentrations by industry (audited)
As at 31 December 2014	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distribu- tion and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	39,695	–	–	–	–	–	–	39,695
Items in the course of collection from other banks	1,210	–	–	–	–	–	–	–	–	–	–	1,210
Trading portfolio assets	2,894	17,718	1,466	593	39,201	2,745	385	2,751	–	–	937	68,690
Financial assets designated at fair value	5,113	1,548	70	9,358	10,378	73	207	3,127	393	–	84	30,351
Derivative financial instruments	257,463	149,050	2,519	3,454	7,691	7,794	1,510	6,227	–	–	4,201	439,909
Loans and advances to banks	40,265	–	–	–	1,846	–	–	–	–	–	–	42,111
Loans and advances to customers	–	103,388	11,647	22,842	7,115	8,536	13,339	22,372	166,974	58,914	12,640	427,767
Reverse repurchase agreements and other similar secured lending	38,946	86,588	–	4,845	739	–	24	611	–	–	–	131,753
Available for sale debt securities	11,122	8,365	68	45	61,341	194	27	4,084	–	–	293	85,539
Other assets	635	995	–	14	24	–	–	12	–	–	–	1,680
Total on-balance sheet	357,648	367,652	15,770	41,151	168,030	19,342	15,492	39,184	167,367	58,914	18,155	1,268,705
Off-balance sheet:
Contingent liabilities	1,159	5,177	2,709	698	–	2,757	1,157	6,496	45	191	874	21,263
Documentary credits and other short-term trade-related transactions	470	12	197	14	–	1	218	62	55	28	34	1,091
Forward starting reverse repurchase agreements	2,128	11,724	–	–	4	–	–	–	–	–	–	13,856
Standby facilities, credit lines and other commitments	2,643	29,645	28,589	11,449	2,400	24,830	12,771	24,534	16,119	110,091	13,244	276,315
Total off-balance sheet	6,400	46,558	31,495	12,161	2,404	27,588	14,146	31,092	16,219	110,310	14,152	312,525
Total	364,048	414,210	47,265	53,312	170,434	46,930	29,638	70,276	183,586	169,224	32,307	1,581,230

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 121

Analysis of specific portfolios and asset types

This section provides an analysis of principal portfolios and businesses in the retail and wholesale segments. In particular, home loans, credit cards, overdrafts and unsecured loans are covered for retail segments while exposures in Investment Bank and PCB including watch list analysis are covered for wholesale segments.

In general, benign economic conditions in the UK and US aided better performance in 2015. South African portfolios were resilient despite challenging market conditions with economic growth being affected by weak manufacturing and low commodity prices.

Secured home loans

Total home loans to retail customers of £156bn (2014: £161bn) represented 75% (2014: 72%) of the Group’s total retail balances. The reduction in balances was principally driven by: Portuguese home loans and part of the Italian home loans portfolio being redesignated as held for sale; and, South African home loans due to the depreciation of the Rand.

The two principal portfolios listed below account for 88% of home loans in the Group’s retail portfolios, and comprise first lien mortgages.

Home loans principal portfolios
	Gross loans and advances £m	>90 day arrears %	Non- performing proportion of outstanding balances %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %
As at 31 December 2015
PCB – UK	127,750	0.2	0.7	0.3	0.4	10.1
Africa Banking – South Africa	9,180	0.9	4.0	1.6	3.2	26.4

As at 31 December 2014
PCB – UK	126,668	0.2	0.6	0.4	0.4	8.3
Africa Banking – South Africa	11,513	0.7	4.8	1.9	4.1	31.1

PCB – UK: Portfolio performance remained steady reflecting the continuing low base rate environment, house price appreciation, and benign economic conditions.

Within the UK home loans portfolio:

▪	owner-occupied interest only home loans comprised 32% (2014: 33%) of total balances. The average balance weighted LTV on these loans reduced to 44.7% (2014: 48.7%), and >90 day arrears remained broadly steady at 0.2% (2014: 0.1%)

▪	buy-to-let home loans comprised 9% (2014: 8%) of total balances. The average balance weighted LTV reduced to 54.6% (2014: 57.6%), and >90 day arrears remained steady at 0.2% (2014: 0.1%).

The recoveries impairment coverage increased to 10.1% (2014: 8.3%). In 2015, management adjustments to impairment allowances were better aligned to appropriate segments of the portfolio, resulting in a reduction of the impairment allocated to the recoveries book. The overall impairment coverage of the total home loans portfolio remained unchanged.

Africa Banking – South Africa: Gross loans and advances reduced by 20%, primarily driven by the depreciation of the Rand and repayments on the existing book. The improvement in the charge-off rates to 1.6% (2014: 1.9%) resulted from the focus on collections strategies and reduced rolls through delinquency cycles.

122 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Home loans principal portfolios – distribution of balances by LTV[a]
	Distribution of balances		Impairment coverage ratio		Non-performing proportion of outstanding balances		Non-performing balances impairment coverage ratio		Recoveries proportion of outstanding balances		Recoveries impairment coverage ratio
As at 31 December	2015%	2014%	2015%	2014%	2015%	2014%	2015%	2014%	2015%	2014%	2015%	2014%
PCB UK
<=75%	92.1	90.2	0.1	–	0.6	0.6	4.7	2.8	0.4	0.3	6.8	4.6
>75% and <=80%	3.4	4.2	0.2	0.2	1.0	1.2	13.5	6.9	0.8	0.8	15.7	9.2
>80% and <=85%	2.1	2.3	0.3	0.2	1.0	1.4	16.7	8.9	0.7	0.9	21.4	11.3
>85% and <=90%	1.4	1.4	0.3	0.4	1.3	1.7	15.7	13.0	1.0	1.3	17.8	15.9
>90% and <=95%	0.6	1.0	0.6	0.4	1.8	1.9	25.7	13.7	1.5	1.3	28.2	17.8
>95% and <=100%	0.2	0.4	1.3	1.0	4.0	2.9	25.4	21.4	3.5	2.2	27.9	26.4
>100%	0.2	0.5	3.4	2.4	7.0	6.0	35.6	28.6	5.6	4.3	41.2	36.1
Africa Banking –
South Africa
<=75%	76.1	74.6	0.7	0.7	0.6	0.5	13.6	16.2	1.8	1.9	17.9	20.4
>75% and <=80%	6.8	7.7	1.6	1.5	1.0	0.9	18.4	20.0	3.3	3.0	21.4	23.5
>80% and <=85%	5.3	5.9	1.9	2.0	1.0	1.1	19.2	21.1	3.5	4.2	21.1	23.7
>85% and <=90%	3.8	4.3	2.3	2.5	0.9	1.0	20.2	22.3	4.8	5.1	21.8	24.3
>90% and <=95%	2.6	2.5	3.7	4.3	1.2	1.4	23.8	26.3	5.9	8.7	24.2	27.6
>95% and <=100%	1.8	1.5	4.8	5.4	1.3	1.5	25.6	23.4	7.8	11.6	26.0	24.1
>100%	2.8	3.5	14.1	16.4	1.9	1.9	29.7	32.5	26.7	37.1	29.7	32.9

Home loans principal portfolios – Average LTV
	PCB – UK		Africa Banking – South Africa
As at 31 December	2015%	2014%	2015%	2014%
Portfolio marked to market LTV (%):
Balance weighted	49.2	51.6	58.4	59.9
Valuation weighted	37.3	39.8	39.1	40.2
Performing balances (%):
Balance weighted	48.8	51.5	57.5	58.6
Valuation weighted	37.3	39.7	38.6	39.5
Non-performing balances (%):
Balance weighted	56.5	62.1	79.3	87.0
Valuation weighted	45.1	49.8	59.3	64.7
For >100% LTVs:
Balances (£m)	310	641	257	390
Marked to market collateral (£m)	260	558	218	324
Average LTV: balance weighted (%)	123.0	120.9	121.1	124.2
Average LTV: valuation weighted (%)	118.5	114.8	117.7	120.3
% of balances in recoveries	5.6	4.4	26.6	37.1

Balance weighted LTV in the UK reduced to 49.2% (2014: 51.6%) due to an increase in average house prices, particularly in London and the South East. The overall non-performing impairment coverage in the UK remained flat year on year but increased across LTV ranges, due to granular alignment of management adjustments across portfolio segments.

PCB – UK: The house price appreciation resulted in a 52% reduction in home loans that have LTV >100% to £310m (2014: £641m).

Africa Banking – South Africa: Balances with >100% LTV reduced 34% to £257m (2014: £390m), primarily due to a reduction in the size of the recovery book as older and higher risk loans were written off, in addition to the depreciation of the Rand.

Home loans principal portfolios – new lending
	PCB – UK		Africa Banking – South Africa
As at 31 December	2015	2014	2015	2014
New bookings (£m)	18,812	20,349	1,621	1,590
New mortgages proportion above 85% LTV (%)	8.2	6.6	40.8	33.5
Average LTV on new mortgages: balance weighted (%)	63.9	64.8	75.7	74.8
Average LTV on new mortgages: valuation weighted (%)	55.0	57.0	66.9	65.4

PCB – UK: New lending during 2015 reduced by 8%, reflecting an unchanged risk profile against heightened market activity in the prime residential segment.

Africa Banking – South Africa: The proportion of new home loans with LTV above 85% increased to 40.8% (2014: 33.5%) due to a revised strategy which allowed a greater proportion of higher LTV loans to be booked for lower risk customers.

Note

a	Portfolio marked to market based on the most updated valuation including recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 31 December 2015.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 123

Exposure to interest only owner-occupied home loans excluding part and part interest only (P&P IO)[a]
As at 31 December	2015	2014
Interest only balances, excluding P&P IO (£m)	33,901	35,328
Interest only home loans maturity years (£m):
2016	703	864
2017	1,043	1,180
2018	1,131	1,249
2019	1,080	1,195
2020	1,090	1,176
2021-2025	7,359	7,632
Post 2025	21,155	21,104

Total Impairment coverage (bps)	11	8

Marked to market LTV: total balances (%)
Balance weighted	44.7	48.7
Valuation weighted	34.7	37.6
For >100% LTVs: (£m)
Balances	178	349
Marked to market collateral	150	302

Overview of performing portfolio
Performing balances (£m)	33,690	35,155
Marked to market LTV: performing balances (%)
Balance weighted	44.6	48.6
Valuation weighted	34.6	37.5

Overview of non-performing portfolio
Non-performing balances (£m)	211	173
Non-performing proportion of interest only balances excluding P&P IO (%)	0.6	0.5
Marked to market LTV: non-performing balances (%)
Balance weighted	61.4	66.2
Valuation weighted	49.8	54.1

Interest only mortgages account for £50bn (2014: £51bn) of the total balance of £128bn (2014: £127bn) of UK home loans. This comprised £40bn (2014: £42bn) to owner-occupied customers, and £10bn (2014: £9bn) to buy-to-let customers.

Of the £40bn exposure to owner-occupied customers, £34bn (2014: £35bn) was interest only, with the remaining £6bn (2014: £7bn) representing the interest only component of part and part mortgages.

The average balance weighted LTV for interest only owner-occupied balances reduced to 44.7% (2014: 48.7%) as property prices appreciated. The increase in impairment coverage to 11bps (2014: 8bps) was due to (i) enhancements in methodology, where management adjustments to impairment allowances were allocated on a more granular basis to their appropriate segments; and (ii) a broadening of the high risk definition used on interest only mortgages. The overall impairment coverage of the total home loans portfolio remained unchanged.

Exposures to mortgage current accounts (MCA) reserves

The MCA reserve is a secured overdraft facility previously available to home loan customers in the UK on either a fully amortising or interest only mortgage loan, which allows them to borrow against the equity in their home. It permits draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

Of the total 917k home loan customers in the UK, 442k have MCA reserves, with total reserve limits of £11.3bn (2014: £17.9bn).

As at 31 December	2015	2014
Total outstanding of home loans with MCA reserve balances (£bn)	53.6	62.2
As a proportion of outstanding UK home loan balances (%)	42.0	49.1
Home loan customers with active reserves (000s)	442	505
Total reserve limits (£bn)	11.3	17.9
Utilisation rate (%)	48.9	32.3
Utilisation (£bn)	5.5	5.8
Marked to market LTV: balance weighted (%)	43.7	47.7

Total outstanding balances which are an aggregate of the mortgage account and the drawn reserve, reduced 14% to £53.6bn (2014: £62.2bn), during the period reflecting paydowns in the main mortgage account.

Reduction in portfolio reserve limits to £11.3bn (2014: £17.9bn) is due to an active limit management programme, combined with natural mortgage redemptions from the existing book during the period. As a result, the utilisation rate increased to 48.9% (2014: 32.3%). MCA balances have remained broadly stable at £5.5bn (2014: £5.8bn), while the average balance weighted LTV reduced to 43.7% (2014: 47.7%) due to an increase in average house prices and repayment on the main mortgage loan.

Although the product has been withdrawn from sale, existing customers can continue to draw against their available reserves.

Note

a	A part and part home loan is a product in which part of the loan is interest only and part is amortising. Analysis excludes the interest only portion of the part and part book which contributes £6.2bn (2014: £6.6bn) to the total owner occupied interest only balance of the £40.1bn (2014: £41.9bn). The total exposure on part and part book is £9.9bn (2014, £9.8bn) and represents 8% of total UK home loans portfolio.

124 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Credit cards, overdrafts, and unsecured loans

The principal portfolios listed below accounted for 91% (2014: 88%) of the Group’s credit cards, overdrafts and unsecured loans.

Principal portfolios	Gross loans and advances £m	30 day arrears, excluding recoveries %	90 day arrears, excluding recoveries %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %
As at 31 December 2015
Barclaycard
UK cards[a]	18,502	2.3	1.2	5.2	3.6	82.6
US cards[a]	16,699	2.2	1.1	3.9	2.0	84.8
Barclays Partner Finance	3,986	1.5	0.6	2.4	2.5	85.2
Germany cards	1,419	2.3	1.0	3.8	2.7	81.2
Personal & Corporate Banking
UK personal loans	5,476	1.9	0.8	3.0	7.5	73.9
Africa Banking
South Africa cards	1,886	8.5	5.0	8.4	7.4	72.6

As at 31 December 2014
Barclaycard
UK cards[a]	17,447	2.5	1.2	4.3	4.9	87.6
US cards[a]	14,005	2.1	1.0	3.7	1.8	87.1
Barclays Partner Finance	3,399	1.5	0.7	2.4	2.7	76.8
Germany cards	1,355	2.5	1.1	3.8	3.4	82.8
Personal & Corporate Banking
UK personal loans	4,953	2.0	0.9	3.4	10.0	76.3
Africa Banking
South Africa cards	2,364	8.1	4.6	7.6	5.9	75.7

UK cards: In 2015, both early and late stage arrears remained stable within UK cards. The increase in charge-off rate and the reduction in recoveries as a proportion of outstanding was due to the acceleration of delinquent accounts to charge-off prior to debt sale. The decrease in recovery coverage ratio was driven by enhancements to impairment methodology, which took into account the improvement in recoveries and the impact of debt sales.

US cards: Gross loans and advances increased 19% to £16.7bn (2014: £14bn) principally driven by increased new business volumes. Arrears and charge-off rates remained broadly in line with 2014. The decrease in recoveries impairment coverage ratio was due to enhancements to impairment methodology and improvements in recovery expectation.

UK personal loans: Arrears and charge-off rates fell despite a 11% growth in gross loans and advances and reflected the benign economic conditions in the UK.

Barclays Partner Finance: Gross loans and advances increased 17% to £4.0bn (2014: £3.4bn). Portfolio arrears and charge-off rates remained broadly steady in 2015. The recoveries impairment coverage ratio increased following a management adjustment for the secured motor segment (portfolio started in 2012), which took into account changes to expected recoveries performance as the portfolio matured.

Germany cards: The decrease in recoveries proportion of outstanding balances was due to write off of legacy accounts previously held in recoveries until system migration activities were concluded.

South Africa cards: The increased arrears reflected bookings growth in 2015 in line with business strategy and weaker economic conditions. The gross charge-off rate and the recoveries proportion of outstanding balances percentage increased during 2015 due to additional charge-off in the Edcon portfolio as it was aligned with the Group’s charge-off policy.

Note

a	For UK and US cards, outstanding recoveries balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recoveries impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 125

Exposure to UK Commercial Real Estate (CRE)

The UK CRE portfolio includes property investment, development, trading, and house builders but excludes social housing and contractors.

UK CRE summary
	2015	2014
As at 31 December
UK CRE loans and advances (£m)	11,617	11,681
Past due balances (£m)	183	393
Balances past due as % of UK CRE balances (%)	1.6	3.4
Impairment allowances (£m)	99	100
Past due coverage ratio (%)	54.1	25.7
Total collateral (£m)[a]	27,062	25,205

Twelve months ended 31 December
Impairment charge (£m)	4	23

Maturity analysis of exposure to UK CRE
	Contractual maturity of UK CRE loans and advances at amortised cost
As at 31 December	Past due balances £m	Not more than six months £m	Over six months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total loans & advances £m
2015	183	801	751	941	5,779	1,076	2,087	11,617

2014	393	838	839	1,287	4,161	1,939	2,224	11,681

Total loans and advances at amortised cost remained broadly stable at £11.6bn (2014: £11.7bn) with growth limited to high quality assets. The total collateral increased by 7% to £27.1bn.

The UK CRE businesses operate to specific lending criteria and the portfolio of assets is continually monitored through a range of mandates and limits. The improvement in the past due coverage ratio in 2015 was driven by the sale of three unimpaired real estate loans.

UK CRE LTV analysis
	Balances		Balances as proportion of total		Collateral held
As at 31 December	2015 £m	2014 £m	2015%	2014%	2015 £m	2014 £m
Group
<=100%	9,045	9,011	78	78	26,927	25,036
>100% and <=125%	119	149	1	1	106	138
>125%	47	167	–	1	29	31
Unassessed balances[b]	1,636	1,748	14	15	–	–
Unsecured balances	770	606	7	5	–	–
Total	11,617	11,681	100	100	27,062	25,205

Portfolio LTVs have reduced due to appreciating commercial property values. Unsecured balances primarily relate to working capital facilities granted to CRE companies.

Notes

a	Based on the most recent valuation assessment.
b	Corporate Banking balances under £1m.

126 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Investment Bank

Analysis of loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2015
Loans and advances to banks
Interbank lending	10,174	–	10,174	–	–	–	–
Cash collateral and settlement balances	7,259	–	7,259	–	–	–	–
Loans and advances to customers
Wholesale lending	31,451	83	31,368	241	0.8	47	15
Cash collateral and settlement balances	43,437	–	43,437	–	–	–	–
Total	92,321	83	92,238	241	0.3	47	5

As at 31 December 2014
Loans and advances to banks
Interbank lending	10,275	–	10,275	–	–	(3)	(3)
Cash collateral and settlement balances	9,626	–	9,626	–	–	–	–
Loans and advances to customers
Wholesale lending	28,436	44	28,392	71	0.2	(11)	(4)
Cash collateral and settlement balances	58,040	–	58,040	–	–	–	–
Total	106,377	44	106,333	71	0.1	(14)	(1)

Non-Core Wholesale

The table below details Non-Core loans and advances which form part of the Wholesale risk portfolio.

Analysis of loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2015
Loans and advances to banks
Interbank lending	258	–	258	–	–	(7)	(271)
Cash collateral and settlement balances	10,131	–	10,131	–	–	–	–
Loans and advances to customers
Wholesale lending	5,277	233	5,044	345	6.5	(13)	(25)
Cash collateral and settlement balances	19,188	–	19,188	–	–	–	–
Total	34,854	233	34,621	345	1.0	(20)	(6)

As at 31 December 2014
Loans and advances to banks
Interbank lending	373	–	373	–	–	–	–
Cash collateral and settlement balances	11,622	–	11,622	–	–	–	–
Loans and advances to customers
Wholesale lending	8,978	602	8,376	841	9.4	53	59
Cash collateral and settlement balances	23,726	–	23,726	–	–	–	–
Total	44,699	602	44,097	841	1.9	53	12

Wholesale lending decreased £3.7bn to £5.3bn driven by the reclassification of Portuguese loans now held for sale and rundown of legacy loan portfolios. Wholesale loans predominantly relate to capital equipment loans, legacy Collateralised Loan Obligations (CLO) and legacy Collateralised Debt Obligations (CDO).

Loan impairment charges improved £73m to a release of £20m reflecting higher recoveries in Europe and the sale of the Spanish business.

CRLs decreased to £345m (2014: £841m) as a result of the reclassification of Portuguese loans now held for sale and continued rundown of the Non-Core Investment Bank portfolio.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 127

Wholesale Personal and Corporate Banking

The table below details Personal and Corporate Banking loans and advances which form part of the Wholesale risk portfolio.

Analysis of loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2015
Banks	3,593	–	3,593	–	–	–	–
Other financial institutions	6,321	16	6,305	46	0.7	2	3
Manufacturing	6,762	37	6,725	51	0.8	2	3
Construction	3,267	38	3,229	47	1.4	1	3
Property	15,309	166	15,143	645	4.2	2	1
Government and central bank	1,304	–	1,304	–	–	–	–
Energy and water	2,216	79	2,137	103	4.6	82	370
Wholesale and retail distribution and leisure	11,333	165	11,168	261	2.3	(8)	(7)
Business and other services	16,536	223	16,313	271	1.6	54	33
Home loans[a]	5,730	20	5,710	142	2.5	–	–
Cards, unsecured loans and other personal lending[a]	8,714	1	8,713	14	0.2	4	5
Other	6,770	169	6,601	214	3.2	43	64
Total	87,855	914	86,941	1,794	2.0	182	21

As at 31 December 2014[b]
Banks	5,507	–	5,507	–	–	1	2
Other financial institutions	5,357	13	5,344	85	1.6	26	49
Manufacturing	7,174	47	7,127	106	1.5	–	–
Construction	3,094	40	3,054	58	1.9	7	21
Property	15,480	194	15,286	833	5.4	36	23
Government and central bank	1,187	–	1,187	–	–	–	–
Energy and water	1,950	2	1,948	2	0.1	3	16
Wholesale and retail distribution and leisure	10,928	175	10,753	342	3.1	56	52
Business and other services	14,160	177	13,983	344	2.4	54	38
Home loans[a]	6,864	36	6,828	96	1.4	34	50
Cards, unsecured loans and other personal lending	9,628	60	9,568	16	0.2	22	23
Other	6,863	129	6,734	229	3.3	28	40
Total	88,192	873	87,319	2,111	2.4	267	30

Wholesale PCB loans and advances and CRLs remained broadly stable at £87.9bn (2014: £88.2bn) and £1.8bn (2014: £2.1bn) respectively.

Loan impairment charges improved 32% to £182m due to the benign economic environment in the UK. This led to a decrease in the loan loss rate to 21bps (2014: 30bps).

Analysis of Wholesale balances on watch list

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on a graded watch list comprising four categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default:

▪	Category 1: a temporary classification for performing obligors who exhibit some unsatisfactory features

▪	Category 2: performing obligors where some doubt exists, but the belief is that the obligor can meet obligations over the short term

▪	Category 3: obligors where definite concern exists with well defined weaknesses and failure in the short term could arise should further deterioration occur

▪	Category 4: non-performing obligors, insolvent or regulatory default. High risk of loss.

Notes

a	Included in the above analysis are Wealth and Investment Management exposures measured on an individual customer exposure basis.
b	UK Business Banking has been reclassified from Retail to Wholesale in line with how the business is now managed. 2014 figures have been restated to reflect this, with net loans and advances of £8.4bn, credit risk loans of £482m and impairment charges of £48m being reclassified to Wholesale.

128 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Watch list rating of wholesale balances[a]
	Watch list 1		Watch list 2		Watch list 3		Watch list 4		Total
As at 31 December	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Energy and Water	1,247	160	314	1,011	447	480	285	49	2,293	1,700
Manufacturing	928	483	539	347	138	162	267	395	1,872	1,387
Agriculture, Forestry, Fishing & Miscellaneous Activities	425	277	496	517	544	324	275	445	1,740	1,563
Wholesale and Retail, Distribution and Leisure	626	249	582	939	272	388	260	536	1,740	2,112
Property	424	513	410	600	378	1,458	498	1,212	1,710	3,782
Business and Other Services	220	241	516	583	639	214	149	157	1,524	1,196
Transport	86	98	121	148	208	285	98	111	513	641
Construction	65	47	175	131	108	136	84	147	432	461
Financial Institutions/Services	(59)	29	69	391	62	345	302	325	374	1,090
Other	53	75	69	91	119	72	88	29	329	268
Total	4,015	2,172	3,291	4,758	2,915	3,865	2,306	3,405	12,527	14,200
As a percentage of total balances	32%	15%	26%	34%	23%	27%	19%	24%	100%	100%

Total watch list balances fell by 12% to £12.5bn principally reflecting the sale of the corporate business in Spain.

Total watch list balances to energy and water increased by 35% to £2,293m (2014: £1,700m), reflecting the increased stress in the oil and gas sector as a result of the oil price. Watch list balances in manufacturing increased due to increased stress in the automotive sector.

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

Further information on the credit quality of debt securities is presented on pages 115 to 116. Further disclosure on sovereign exposures to selected Eurozone countries is presented on page 119.

Debt securities
	2015		2014
As at 31 December	£m	%	£m	%
Of which issued by:
Governments and other public bodies	96,537	70.9	106,292	68.1
Corporate and other issuers	26,166	19.2	29,557	19.0
US agency	8,927	6.6	11,460	7.3
Mortgage and asset backed securities	4,009	2.9	8,396	5.4
Bank and building society certificates of deposit	598	0.4	279	0.2
Total	136,237	100.0	155,984	100.0

Government securities
As at 31 December			2015 Fair value £m	2014 Fair value £m
US			26,119	32,096
UK			22,372	28,938
France			8,874	6,259
Germany			6,619	7,801

Note

a	Balances represent on-balance sheet exposures and comprise PCB, Barclays Africa, Non-Core and Investment Bank.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 129

Analysis of derivatives (audited)

The tables below set out the fair value of the derivative assets, together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets
	2015			2014
As at 31 December	Balance sheet assets £m	Counterparty netting £m	Net exposure £m	Balance sheet assets £m	Counterparty netting £m	Net exposure £m
Foreign exchange	54,936	40,301	14,635	74,470	58,153	16,317
Interest rate	231,426	190,513	40,913	309,946	253,820	56,126
Credit derivatives	18,181	14,110	4,071	23,507	19,829	3,678
Equity and stock index	13,799	8,358	5,441	14,844	10,523	4,321
Commodity derivatives	9,367	6,300	3,067	17,142	11,306	5,836
Total derivative assets	327,709	259,582	68,127	439,909	353,631	86,278
Cash collateral held			34,918			44,047
Net exposure less collateral			33,209			42,231

Derivative asset exposures would be £295bn (2014: £398bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty, or for which the Group holds cash collateral. Similarly, derivative liabilities would be £295bn (2014: £397bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £7bn (2014: £8bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

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

The table below sets out the fair value and notional amounts of Over the Counter (OTC) derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement
	2015			2014
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Unilateral in favour of Barclays
Foreign exchange	15,645	242	(308)	15,067	191	(158)
Interest rate	4,365	846	(65)	5,826	940	(72)
Credit derivatives	277	2	(7)	226	3	(4)
Equity and stock index	303	4	(146)	310	3	(8)
Commodity derivatives	905	150	(30)	2,455	158	(120)
Total unilateral in favour of Barclays	21,495	1,244	(556)	23,884	1,295	(362)
Unilateral in favour of counterparty
Foreign exchange	50,343	810	(2,107)	24,861	681	(2,713)
Interest rate	121,231	4,436	(6,981)	138,396	6,073	(8,751)
Credit derivatives	140	3	(1)	403	6	(19)
Equity and stock index	827	100	(83)	1,100	133	(137)
Commodity derivatives	74	–	(3)	2,881	359	(138)
Total unilateral in favour of counterparty	172,615	5,349	(9,175)	167,641	7,252	(11,758)
Bilateral arrangement
Foreign exchange	2,878,125	46,831	(50,899)	3,350,366	67,496	(70,919)
Interest rate	7,315,345	197,900	(188,293)	9,032,753	263,812	(256,697)
Credit derivatives	663,090	13,617	(11,985)	887,041	18,290	(17,002)
Equity and stock index	144,108	4,991	(8,297)	162,615	6,033	(10,498)
Commodity derivatives	36,794	3,164	(3,104)	68,400	6,254	(6,377)
Total bilateral arrangement	11,037,462	266,503	(262,578)	13,501,175	361,885	(361,493)
Uncollateralised derivatives
Foreign exchange	271,819	7,008	(5,424)	303,341	6,028	(5,452)
Interest rate	193,565	6,091	(2,907)	199,615	8,572	(3,524)
Credit derivatives	7,881	467	(700)	8,716	565	(800)
Equity and stock index	6,672	2,204	(3,075)	5,789	2,115	(2,406)
Commodity derivatives	13,347	1,733	(1,667)	26,099	2,806	(2,766)
Total uncollateralised derivatives	493,284	17,503	(13,773)	543,560	20,086	(14,948)
Total OTC derivative assets/(liabilities)	11,724,856	290,599	(286,082)	14,236,260	390,518	(388,561)

130 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Analysis of loans on concession programmes

Re-age activity

Re-age is applicable only to revolving products where a minimum due payment is required. Re-age refers to returning of a delinquent account to up to date status without collecting the full arrears (principal, interest and fees).

The following are the principal portfolios in which re-age activity occurs.

Principal portfolios – core portfolios
	New re-ages in the year		New re-ages as proportion of total outstanding		30 day arrears at 12 months since re-age
As at 31 December	2015 £m	2014 £m	2015%	2014%	2015%	2014%
UK cards	117	163	0.7	1.0	40.5	43.4
US cards	36	31	0.2	0.2	47.2	46.8

UK cards: The reduction of new to re-ages in the year is due to changes in operational and qualification criteria resulting in reduced volume of accounts qualifying for re-age. Enhanced criteria has also led to lower 30 day arrears at 12 months after re-age.

US cards: The increase in new to re-ages is in line with portfolio growth, the ratio as a proportion of total outstanding remained stable at 0.2%.

Re-age activity in South Africa and Europe card portfolios are not considered to be material. For further detail on policy relating to the re-ageing of loans, please refer to page 368.

Forbearance

Analysis of forbearance programmes
	Balances		Impairment allowance		Impairment coverage
As at 31 December	2015 £m	2014 £m	2015 £m	2014 £m	2015%	2014%
Personal and Corporate Banking[a]	589	931	33	63	5.6	6.8
Africa Banking	209	299	29	45	13.8	15.1
Barclaycard	729	972	247	394	33.9	40.5
Barclays Core	1,527	2,202	309	502	20.2	22.8
Barclays Non-Core	246	419	20	49	8.3	11.7
Total retail	1,773	2,621	329	551	18.5	21.0
Investment Bank	210	106	4	10	2.1	9.4
Personal and Corporate Banking	1,764	1,590	253	225	14.3	14.2
Africa Banking	228	132	17	7	7.5	5.3
Barclays Core	2,202	1,828	274	242	12.4	13.2
Barclays Non-Core	230	651	117	271	50.7	41.6
Total wholesale	2,432	2,479	391	513	16.1	20.7
Group total	4,205	5,100	720	1,064	17.1	20.9

Balances on forbearance programmes reduced 18% to £4.2bn (2014: £5.1bn) driven primarily by; (i) fewer customers requiring forbearance as macroeconomic conditions improved; and (ii) the ongoing impact of enhanced qualification criteria. The decrease in impairment coverage to 17.1% (2014: 20.9%) reflected coverage reduction across both the wholesale and retail portfolios.

Retail balances on forbearance reduced by 32% to £1.8bn and reflected a decrease across all businesses.

▪	PCB: Migration of Business Banking from Retail to Corporate amounting to £239m.

▪	Barclaycard: Primarily due to multiple asset sales through the year and updated entry criteria for forbearance programmes, which reduced inflows in the UK cards portfolio.

▪	Africa Banking: Updated qualifying criteria in South African home loans and depreciation of the Rand.

Wholesale balances on forbearance reduced by 2% to £2.4bn as the removal of assets following the sale of the Spanish corporate business was partially offset by the migration of Business Banking forborne assets into the UK Corporate Bank. Excluding these movements, the overall level of forborne balances was broadly stable.

See over for more information on these portfolios.

Note

a	The forbearance definition has been tightened during the year based on observed performance to more accurately reflect signs of financial distress. As a result an element of the MCA population has been reclassified as high risk instead of forbearance. 2014 forbearance balances have been restated for a like for like comparison.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 131

Retail forbearance programmes

Forbearance on the Group’s principal retail portfolios in the UK, US and South Africa is presented below. The principal portfolios listed below account for 70% (2014: 83%) of total retail forbearance balances.

Analysis of key portfolios in forbearance programmes
	Balances on forbearance programmes					Marked	Marked	Impairment
			Of which:			to market	to market	allowances	Total
				Past due of which:		LTV of	LTV of	marked	balances on
						forbearance	forbearance	against	forbearance
		% of gross			91 or more	balances:	balances:	balances on	programmes
		loans and		1-90 days	days past	balance	valuation	forbearance	coverage
	Total	advances	Up-to-date	past due	due	weighted	weighted	programmes	ratio
	£m	%	£m	£m	£m	%	%	£m	%
As at 31 December 2015
Home loans
PCB – UKa	445	0.3	211	177	57	48.0	34.1	4	0.8
Africa Banking – South Africa	125	1.3	50	64	11	67.5	53.6	7	5.5
Credit cards
UK	448	2.4	414	31	3	n/a	n/a	159	35.5
US	133	0.8	92	30	11	n/a	n/a	30	22.7
Unsecured loans
UK	85	1.6	59	22	3	n/a	n/a	21	24.6

As at 31 December 2014
Home loans
PCB – UK	522	0.4	257	206	59	52.1	36.8	3	0.6
Africa Banking – South Africa	207	1.8	95	99	13	71.1	57.4	13	6.5
Credit cards
UK	724	4.3	679	41	4	n/a	n/a	324	44.8
US	98	0.7	67	22	9	n/a	n/a	22	22.1
Unsecured loans
UK	121	2.4	83	33	5	n/a	n/a	25	20.9

Loans in forbearance in the principal home loans portfolios decreased 22% to £570m (2014: £729m).

▪	PCB – UK (home loans): Balances under forbearance decreased 15% to £445m, principally due to an update to the entry criteria, and fewer customers requiring forbearance in a stable macroeconomic environment. Total past due balances reduced 12% to £234m in line with falling total balances under forbearance.

▪	Africa Banking – South Africa (home loans): Reduction in forbearance balances to £125m (2014: £207m) was due to enhanced qualification criteria which resulted in a more appropriate and sustainable programme for customers, and depreciation of the Rand.

Forbearance balances on principal credit cards, overdrafts and unsecured loan portfolios decreased by 29% to £666m.

▪	UK Cards: The reduction in forbearance balances was driven by the implementation of enhanced qualification criteria and asset sales. Balances in arrears and coverage ratio reduced in line with balance reduction.

▪	US Cards: The increase in balances on forbearance programmes was in line with asset growth on the US portfolio. Balances in arrears remained low as a proportion of the total and coverage was stable.

Forbearance by type
	Home loans – Barclays Core portfolios
	UK		South Africa
As at 31 December	2015 £m	2014 £m	2015 £m	2014 £m
Interest only conversion	94	100	–	–
Interest rate reduction	–	–	1	1
Payment concession	103	106	97	161
Term extension	248	316	28	45
Total	445	522	125	207

Note

a	The forbearance definition has been tightened during the year based on observed performance to more accurately reflect signs of financial distress. As a result, an element of the MCA population has been reclassified as high-risk instead of forbearance. 2014 forbearance balances have been restated for a like for like comparison. (2014 MCA balances: £1.3bn).

132 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Forbearance by type
	Credit cards and unsecured loans – Barclays Core portfolios
	UK cards		US cards		UK personal loans
As at 31 December	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Payment concession	21	31	–	–	–	–
Term extension	–	–	–	–	6	28
Fully amortising	–	–	69	58	79	93
Repayment plan[a]	427	693	64	40	–	–
Total	448	724	133	98	85	121

Payment concessions reduced to £21m (2014: £31m) in UK cards following its withdrawal from forbearance offering in 2014.

Repayment plan balances in UK cards decreased to £427m (2014: £693m) driven by a debt sale and the continued reduction in new repayment plan volumes, following the implementation of enhanced qualification criteria in 2012.

Wholesale forbearance programmes

The tables below detail balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes
	Balances on forbearance programmes						Impairment
			Of which:				allowances	Total
	Total balances £m	% of gross loans and advances %	Performing balances £m	Impaired up-to-date balances £m	Balances between 1 and 90 days past due £m	Balances 91 days or more past due £m	marked against balances on forbearance programmes £m	balances on forbearance programmes coverage ratio %
As at 31 December 2015
Investment Bank	210	0.2	81	–	100	29	4	2.1
Personal & Corporate Banking	1,764	2.0	578	661	93	432	253	14.3
Africa Banking	228	1.5	103	4	–	121	17	7.5
Total Barclays Core	2,202	1.1	762	665	193	582	274	12.4

Barclays Non-Core	229	0.7	38	103	2	87	117	50.7
Group	2,431	1.0	800	768	195	669	391	16.1

As at 31 December 2014
Investment Bank	106	0.1	52	–	22	32	10	9.4
Personal & Corporate Banking	1,590	2.0	574	587	38	391	225	14.1
Africa Banking	132	0.8	30	47	13	42	7	5.0
Total Barclays Core	1,828	0.9	656	634	73	465	242	13.2

Barclays Non-Core	651	1.5	36	336	41	238	271	41.6
Group	2,479	1.0	692	970	114	703	513	20.7

Wholesale forbearance reporting split by exposure class
	Corporate £m	Personal and trusts £m	Other £m	Total £m
As at 31 December 2015
Restructure: reduced contractual cash flows	158	–	–	158
Restructure: maturity date extension	716	24	62	801
Restructure: changed cash flow profile (other than extension)	317	1	–	318
Restructure: payment other than cash	12	–	–	12
Change in security	7	1	–	8
Adjustments or non-enforcement of covenants	295	92	–	387
Other (e.g. capital repayment holiday; restructure pending)	538	208	–	746
Total	2,043	326	62	2,431

As at 31 December 2014
Restructure: reduced contractual cash flows	180	–	–	180
Restructure: maturity date extension	600	79	4	683
Restructure: changed cash flow profile (other than extension)	335	25	4	364
Restructure: payment other than cash	7	9	–	16
Change in security	17	–	–	17
Adjustments or non-enforcement of covenants	383	53	–	436
Other (e.g. capital repayment holiday; restructure pending)	607	175	1	783
Total	2,129	341	9	2,479

Note

a	Repayment plan represents a reduction to the minimum payment due requirements and interest rate.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 133

Wholesale forbearance reporting split by business unit
	Personal & Corporate Banking £m	Investment Bank £m	Africa Banking £m	Barclays Non-Core £m	Total £m
As at 31 December 2015
Restructure: reduced contractual cash flows	131	–	4	23	158
Restructure: maturity date extension	370	162	153	116	801
Restructure: changed cash flow profile (other than extension)	248	2	68	–	318
Restructure: payment other than cash	1	11	–	–	12
Change in security	8	–	–	–	8
Adjustments or non-enforcements of covenants	338	2	–	47	387
Other (e.g. capital repayment holiday; restructure pending)	668	33	3	43	747
Total	1,764	210	228	229	2,431

As at 31 December 2014
Restructure: reduced contractual cash flows	125	–	1	54	181
Restructure: maturity date extension	314	72	78	219	683
Restructure: changed cash flow profile (other than extension)	178	2	49	135	364
Restructure: payment other than cash	13	–	–	3	16
Change in security	11	–	–	6	17
Adjustments or non-enforcements of covenants	329	–	–	107	436
Other (e.g. capital repayment holiday; restructure pending)	620	32	4	127	783
Total	1,589	106	134	651	2,479
Wholesale forbearance decreased 2% to £2.4bn with an impairment coverage ratio of 16.1% (2014: 20.7%). Personal & Corporate Banking accounted for the largest portion with 73% (2014: 64%) of total balances held as forbearance.

Overall forbearance balances in Core portfolios rose by 20% to £2.2bn, driven primarily by the migration of forborne Business Banking assets into the PCB UK Corporate Banking portfolio from PCB Retail.

Non-Core balances remain focused on the European corporate portfolios and reduced by 65% to £230m following the sale of the Spanish corporate business.

Wholesale forbearance flows in 2015[a]
Balance £m
As at 1 January 2015	2,479
Added to forbearance[b]	1,302
Removed from forbearance (credit improvement)	(190)
Fully or partially repaid and other movements[c]	(936)
Written off/moved to recoveries	(224)
As at 31 December 2015	2,431

Analysis of problem loans

Impaired loans and loans past due within this section are reflected in the balance sheet credit quality tables on page 116 as being Higher Risk.

Age analysis of loans and advances that are past due but not impaired (audited)

The following table presents an age analysis of loans and advances that are past due but not impaired.

Loans and advances past due but not impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
As at 31 December 2015
Loans and advances designated at fair value	70	14	–	–	209	293
Home loans	22	8	6	24	80	140
Credit cards, unsecured and other retail lending	288	14	15	93	120	530
Corporate loans	5,862	897	207	226	280	7,472
Total	6,242	933	228	343	689	8,435

As at 31 December 2014
Loans and advances designated at fair value	594	48	1	–	33	676
Home loans	46	6	17	135	230	434
Credit cards, unsecured and other retail lending	64	29	14	139	194	440
Corporate loans[d]	5,251	630	874	190	387	7,332
Total	5,955	713	906	464	844	8,882

Notes

a	Refer to sustainability of loans under forbearance in Barclays PLC 2015 Pillar 3 Report for more information.
b	Includes £239m transitioned to wholesale forbearance categories within the UK SME Businesses previously in Retail.
c	Includes £321m removed following the sale of the Non-Core Business in Spain.
d	Corporate loan balances past due up to 1 month have been revised down by £1,953m to better reflect the ageing of the loans.

134 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Impaired loans

The following table represents an analysis of impaired loans in line with the disclosure requirements from the Enhanced Disclosure Taskforce. For further information on definitions of impaired loans refer to the identifying potential credit risk loans section of Barclays PLC 2015 Pillar 3 Report.

Movement in impaired loans
	At beginning of year £m	Classified as impaired during the year £m	Transferred to not impaired during the year £m	Repayments £m	Amounts written off £m	Acquisitions and disposals £m	Exchange and other adjustments[a] £m	Balance at 31 December £m
2015
Home loans	1,503	602	(192)	(272)	(97)	–	(207)	1,337
Credit cards, unsecured and other retail lending	2,613	2,226	(112)	(269)	(1,873)	–	(385)	2,200
Corporate loans	2,683	1,032	(558)	(208)	(333)	(43)	(475)	2,098
Total impaired loans	6,799	3,860	(862)	(749)	(2,303)	(43)	(1,067)	5,635

2014
Home loans	1,983	762	(352)	(412)	(161)	–	(317)	1,503
Credit cards, unsecured and other retail lending	3,385	2,089	(108)	(361)	(1,885)	–	(507)	2,613
Corporate loans	5,142	1,167	(729)	(658)	(1,211)	–	(1,028)	2,683
Total impaired loans	10,510	4,018	(1,189)	(1,431)	(3,257)	–	(1,852)	6,799

For information on restructured loans refer to disclosures on forbearance on pages 131 to 134.

Analysis of loans and advances assessed as impaired (audited)

The following table presents an age analysis of loans and advances collectively impaired and total individually impaired loans.

Loans and advances assessed as impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Individually assessed for impairment £m	Total £m
As at 31 December 2015
Home loans	3,672	1,036	278	364	812	6,162	648	6,810
Credit cards, unsecured and other retail lending	1,241	691	284	541	1,792	4,549	964	5,513
Corporate loans	251	76	45	76	96	544	1,786	2,330
Total	5,164	1,803	607	981	2,700	11,255	3,398	14,653

As at 31 December 2014
Home loans	5,155	1,424	335	470	1,050	8,434	455	8,889
Credit cards, unsecured and other retail lending	1,196	738	299	532	2,225	4,990	800	5,790
Corporate loans	284	30	24	25	148	511	2,679	3,190
Total	6,635	2,192	658	1,027	3,423	13,935	3,934	17,869

The decrease in collectively impaired loans to £11.3bn (2014: £13.9bn) predominantly relates to home loans within the past due up to 1 month category. MCA forbearance balances previously allocated into this category (2014 MCA balances: £1.3bn) no longer form part of the forbearance programme nor collectively assessed for impairment.

Note

a	Exchange and other adjustments includes the reclassification of the Portuguese loans now held for sale and the Spanish loans held for sale in 2014.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 135

Potential credit risk loans (PCRLs) and coverage ratios

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: credit risk loans (CRLs) and potential problem loans (PPLs). For further information on definitions of CRLs and PPLs refer to the identifying potential credit risk loans section of the Barclays PLC 2015 Pillar 3 Report.

Potential credit risk loans and coverage ratios by business
	CRLs		PPLs		PCRLs
As at 31 December	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Personal & Corporate Banking[a]	1,591	1,733	263	264	1,854	1,997
Africa Banking	859	1,093	154	161	1,013	1,254
Barclaycard	1,601	1,765	249	227	1,850	1,992
Barclays Core	4,051	4,591	666	652	4,717	5,243
Barclays Non-Core	845	1,209	13	26	858	1,234
Total Group retail	4,896	5,800	679	678	5,575	6,477
Investment Bank	241	71	450	107	691	178
Personal & Corporate Banking[a]	1,794	2,112	567	614	2,361	2,726
Africa Banking	541	665	245	94	786	759
Barclays Core	2,576	2,848	1,262	815	3,838	3,663
Barclays Non-Core	345	841	109	119	454	960
Total Group wholesale	2,921	3,689	1,371	934	4,292	4,623
Group total	7,817	9,489	2,050	1,612	9,867	11,100

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2015 £m	2014 £m	2015%	2014%	2015%	2014%
Personal & Corporate Banking[a,b]	713	766	44.8	44.2	38.5	38.4
Africa Banking	539	681	62.7	62.3	53.2	54.3
Barclaycard	1,835	1,815	114.6	102.8	99.2	91.1
Barclays Core	3,087	3,262	76.2	71.1	65.4	62.2
Barclays Non-Core	369	428	43.7	35.4	43.0	34.7
Total Group retail	3,456	3,690	70.6	63.6	62.0	57.0
Investment Bank	83	44	34.4	62.0	12.0	24.7
Personal & Corporate Banking[a]	914	873	50.9	41.3	38.7	32.0
Africa Banking	235	246	43.4	37.0	29.9	32.4
Barclays Core	1,232	1,163	47.8	40.8	32.1	31.7
Barclays Non-Core	233	602	67.5	71.6	51.3	62.7
Total Group wholesale	1,465	1,765	50.2	47.8	34.1	38.2
Group total	4,921	5,455	63.0	57.5	49.9	49.1

▪	CRLs decreased 17.6% to £7.8bn, with the Group’s CRL coverage ratio increasing to 63.0% (2014: 57.5%).

▪	CRLs in retail portfolios have decreased 15.6% to £4.9bn. This is primarily driven by Non-Core as a result of the sale of the Portuguese business and rundown of assets in Europe. Another driver of the decrease is the Africa retail portfolios reducing as a result of improved recoveries. Retail CRL coverage increased to 70.6% (2014: 63.6%), due to the decrease in the retail CRL portfolio.

▪	Wholesale CRL portfolios decreased by 20.8% to £2.9bn. This is primarily driven by reductions in Non-Core as a result of the sale of the Portuguese corporate loans and continued rundown of the Non-Core Investment Bank portfolio; and within PCB due to the improved economic environment. Investment Bank CRLs increased £170m to £241m predominantly relating to the Oil and Gas sector. Wholesale CRL coverage increased to 50.2% (2014: 47.8%), driven by the decrease in CRLs in 2015.

Notes

a	UK Business Banking has been reclassified from Retail to Wholesale in line with how the business is now managed.
b	2014 PCB CRLs, PPLs and PCRLs have been revised by £151m, £121m and £273m respectively to align methodology for determining arrears categories with other Home Finance risk disclosures.

136 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Impairment

Impairment allowances

Impairment allowances decreased 10% to £4,921m primarily within Non-Core as a result of the reclassification of impairments held against the Portuguese loans now held for sale.

Movements in allowance for impairment by asset class (audited)
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments[a] £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31 December £m
2015
Home loans	547	–	(32)	(64)	(94)	7	154	518
Credit cards, unsecured and other retail lending	3,345	–	(105)	(170)	(1,848)	301	1,871	3,394
Corporate loans	1,563	–	(12)	(383)	(335)	92	84	1,009
Total impairment allowance	5,455	–	(149)	(617)	(2,277)	400	2,109	4,921

2014
Home loans	788	–	(23)	(200)	(191)	17	156	547
Credit cards, unsecured and other retail lending	3,603	13	(116)	(307)	(1,679)	126	1,705	3,345
Corporate loans	2,867	–	(14)	(540)	(1,167)	78	339	1,563
Total impairment allowance	7,258	13	(153)	(1,047)	(3,037)	221	2,200	5,455

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

Management adjustments to models of more than £10m with respect to impairment allowance in our principal portfolios are presented below.

Principal portfolios that have management adjustments greater than £10m (unaudited)
	2015		2014
As at 31 December	Total management adjustments to impairment stock, including forbearance £m	Proportion of total impairment stock %	Total management adjustments to impairment stock, including forbearance £m	Proportion of total impairment stock %
PCB
UK home loans	68	67	52	55
UK personal loans	75	16	48	10
UK overdrafts	37	29	30	19
UK large corporate and business lending	183	26	98	14
Africa Banking
South Africa home loans	22	17	22	11
Barclaycard
UK cards	147	17	62	5
US Cards	58	9	10	2
Barclays Partner Finance	41	28	9	7
Germany Cards	20	21	3	3

During 2015, the Retail Impairment Policy was significantly strengthened and models enhanced.

UK home loans: Adjustments to capture the potential impact from increase in the house price to earnings ratio, change in the impairment methodology and increased coverage on interest only loans maturing in the next five years.

UK personal loans: Adjustments to incorporate revised impairment policy requirements, and for updated model requirements.

UK overdrafts: Principally for updated model-related requirements and adjustments to align to revised impairment policy.

UK large corporate and business lending: In business lending to reflect policy changes affecting customers on forbearance and impairment treatment. In corporate lending to account for single name losses, adjustment to allow for small names yet to emerge within the oil and gas sector, and the susceptibility of minimum debt service customers to interest rate raises not currently captured in models.

South Africa home loans: Primarily to incorporate the uncertainty in the macroeconomic outlook. The adjustment has increased by 27% in local currency.

Barclaycard: Predominantly to align to new impairment policy requirements in models, and to increase coverage on forbearance programmes and accounts in recoveries.

Note

a	Exchange and other adjustments includes the reclassification of impairments held against the Portuguese loans now held for sale and the Spanish loans held for sale in 2014.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 137

Risk review

Risk performance

Market risk

Analysis of market risk

Market risk is the risk of a reduction in earnings or capital due to volatility of trading book positions or as a consequence of running a banking book balance sheet and liquidity pools.

This section contains key disclosures describing the Group’s market risk profile, highlighting regulatory as well as management measures.

Key metrics

Measures of traded market risk, such as Value at Risk (VaR), decreased in the year primarily due to the removal of certain banking book assets from VaR, reduced client activity, and risk reduction in Non-Core businesses.

We saw a reduction in associated risk measures and lower income from reduced activity

85%

of days generated positive trading revenue

-23%

reduction in management VaR

10%

increase in average daily trading revenue

138 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Market risk

Market risk is the risk of a reduction in earnings or capital due to volatility of trading book positions or as a consequence of running a banking book balance sheet and liquidity pool.

All disclosures in this section (page 139 to 147) are unaudited unless otherwise stated.

Overview of market risk

This section contains key statistics describing the market risk profile of the Group. This includes risk weighted assets by major business line, as well as Value at Risk (VaR) measures. A distinction is made between regulatory and management measures within the section. The market risk management section on pages 376 to 391 provides descriptions of these metrics:

▪	page 140 provides a view of market risk in the context of the Group’s balance sheet

▪	pages 101 to 102 cover the management of traded market risk. Management measures are shown from page 141 and regulatory equivalent measures are shown from page 142

▪	non-traded market risk, arising from our banking books, is reviewed from page 143.

Measures of market risk in the Group and accounting measures

Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:

▪	balance sheet measures show accruals-based balances or marked to market values as at the reporting date

▪	VaR measures also take account of current marked to market values but in addition hedging effects between positions are considered

▪	market risk measures are expressed in terms of changes in value or volatilities as opposed to static values.

For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures. The table ‘Balance sheet view of trading and banking books’, on page 140, helps the reader understand the main categories of assets and liabilities subject to regulatory market risk measures.

Summary of performance in the period

The Group has seen a decrease in market risk from reduced risk positions, notably in equities and interest rates, in addition to risk reduction in Non-Core businesses:

▪	measures of traded market risk, such as VaR, decreased in the year mainly due to the removal of certain banking book assets from the measure (now reported as non-traded market risks), reduced client activity, and risk reduction in Non-Core businesses

▪	average trading revenue, in contrast, increased 10% compared with the previous year

▪	market risk RWAs fell from 2014 levels due to the implementation of diversification of the general and specific market risk VaR charges, partially offset by the inclusion of cost of funding RNIV into VaR

▪	Annual Earnings at Risk (AEaR), a key measure of interest rate risk volatility in the banking book (IRRBB), decreased in 2015, primarily driven by PCB due to increased hedging; and in Treasury driven by increased exposure in the short dated available for sale bond portfolio, partially offset by reduced mismatch between assets and liabilities in the wholesale funding portfolio

▪	other market risks, such as pension risk and insurance risk, are disclosed from page 146 onwards.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 139

Balance sheet view of trading and banking books

As defined by the regulatory rules, a trading book consists of positions held for trading intent or to hedge elements of the trading book. Trading intent must be evidenced in the basis of the strategies, policies and procedures set up by the firm to manage the position or portfolio. The table below provides a Group-wide overview of where assets and liabilities on the Group’s balance sheet are managed within regulatory traded and non-traded books.

The balance sheet split by trading book and banking books is shown on an IFRS scope of consolidation. The reconciliation between the accounting and regulatory scope of consolidation is shown in the Barclays PLC 2015 Pillar 3 Report. The reconciling items are all part of the banking book.

Balance sheet split by trading and banking books
As at 31 December 2015	Banking book £m	[a]	Trading book £m	Total £m
Cash and balances at central banks	49,711		–	49,711
Items in course of collection from other banks	1,011		–	1,011
Trading portfolio assets	3,355		73,993	77,348
Financial assets designated at fair value	25,263		51,567	76,830
Derivative financial instruments	296		327,413	327,709
Available for sale financial investments	90,267		–	90,267
Loans and advances to banks	39,779		1,570	41,349
Loans and advances to customers	380,406		18,811	399,217
Reverse repurchase agreements and other similar secured lending	28,187		–	28,187
Prepayments, accrued income and other assets	3,010		–	3,010
Investments in associates and joint ventures	573		–	573
Property, plant and equipment	3,468		–	3,468
Goodwill and intangible assets	8,222		–	8,222
Current tax assets	415		–	415
Deferred tax assets	4,495		–	4,495
Retirement benefit assets	836		–	836
Non-current assets classified as held for disposal	7,364		–	7,364
Total assets	646,658		473,354	1,120,012

Deposits from banks	45,344		1,736	47,080
Items in course of collection due to other banks	1,013		–	1,013
Customer accounts	401,927		16,315	418,242
Repurchase agreements and other similar secured borrowing	25,035		–	25,035
Trading portfolio liabilities	–		33,967	33,967
Financial liabilities designated at fair value	7,027		84,718	91,745
Derivative financial instruments	1,699		322,553	324,252
Debt securities in issue	69,150		–	69,150
Subordinated liabilities	21,467		–	21,467
Accruals, deferred income and other liabilities	10,610		–	10,610
Provisions	4,142		–	4,142
Current tax liabilities	903		–	903
Deferred tax liabilities	122		–	122
Retirement benefit liabilities	423		–	423
Liabilities included in disposal groups classified as held for sale	5,997		–	5,997
Total liabilities	594,859		459,289	1,054,148

Included within the trading book are assets and liabilities which are included in the market risk regulatory measures. For more information on these measures (VaR, SVaR, IRC and APR) see the risk management section on page 383.

Note

a	The primary risk factors for banking book assets and liabilities are interest rates and, to a lesser extent, foreign exchange rates. Credit spreads and equity prices will also be factors where the Group holds debt and equity securities respectively, either as financial assets designated at fair value (see Note 14) or as available for sale (see Note 16).

140 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Market risk

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk. See the risk management section on page 383 for more detail on management measures and the differences when compared to regulatory measures.

The table below shows the Total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in the Investment Bank, Non-Core, Africa Banking and Head Office.

Limits are applied against each risk factor VaR as well as Total management VaR, which are then cascaded further by risk managers to each business.

The daily average, maximum and minimum values of management VaR (audited)
		2015					2014
Management VaR (95%)	Average	High	[a]	Low	[a]	Average	High	[a]	Low	[a]
For the year ended 31 December	£m	£m		£m		£m	£m		£m
Credit risk	11	17		8		11	15		9
Interest rate risk	6	14		4		11	17		6
Equity risk	8	18		4		10	16		6
Basis risk	3	4		2		4	8		2
Spread risk	3	6		2		4	8		3
Foreign exchange risk	3	6		1		4	23		1
Commodity risk	2	3		1		2	8		1
Inflation risk	3	5		2		2	4		2
Diversification effect[a]	(22)	n/a		n/a		(26)	n/a		n/a
Total management VaR	17	25		12		22	36		17

Average interest rate VaR decreased by £5m to £6m (Dec 14: £11m) during 2015 as certain banking book positions were transferred from the Investment Bank to Head Office Treasury, reflecting the operational transfer of responsibility (see page 143). These positions are high quality and liquid banking book assets and are now reported as non-traded market risk exposures. Similarly, lower spread risk and basis risk VaR in 2015 reflect reduced risk taking.

Average equities risk VaR reduced by 20% to £8m, reflecting reduced cash portfolio activities and a more conservative risk profile maintained in the derivatives portfolio.

Average foreign exchange risk VaR decreased by 25% to £3m as a result of lower activity in the first half of the year, partially offset by higher volatility in the global foreign exchange market seen in the second half of the year.

Inflation risk VaR increased by £1m to £3m, primarily due to increased volatility in the inflation market.

Average commodity risk VaR remained stable at £2m, but the high levels reduced significantly year-on-year due to the portfolio having been largely divested, and reduced client flows impacted by lower oil prices.

Group management VaR	Daily trading revenue

The chart above presents the frequency distribution of our daily trading revenues for all material positions included in VaR for 2015. This includes daily trading revenue generated in the Investment Bank (except for Private Equity and Principal Investments), Treasury, Africa Banking and Non-Core.

The basis of preparation for trading revenue was changed in 2015 to align better with and reflect the portfolio structure included in Group Management VaR. 2014 figures have been presented on a comparable basis. Disclosed trading revenue includes realised and unrealised mark to market gains and losses from intraday market moves but excludes commission and advisory fees. The trading revenue measure is based on actual trading results and holding periods. In contrast, the VaR shows the volatility of a hypothetical measure. To construct this measure, positions are assumed to be held for one day, and the aggregate unrealised gain or loss is the measure. VaR and the actual revenue figure are not directly comparable. VaR informs risk managers of the risk implications of current portfolio decisions.

Note

a	Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each risk factor area. Historic correlations between losses are taken into account in making these assessments. The high and low VaR reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, diversification effect balances for the high and low VaR would not be meaningful and are therefore omitted from the above table.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 141

The average daily net revenue increased by 10% to £10.1m; there were more positive trading revenue days in 2015 than in 2014, with 85% (2014: 82%) of days generating positive trading revenue.

The daily VaR chart illustrates an average declining trend in 2015. Intermittent VaR increases were due to increased client flow in periods of heightened volatility in specific markets and subsequent risk management of the position.

Business scenario stresses

As part of the Group’s risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to six global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, terrorist attacks and a sovereign peripheral crisis.

Throughout 2015 the scenario analyses showed the biggest market risk related impact would be due to a severe deterioration in market liquidity and a sovereign peripheral crisis.

Review of regulatory measures

The following disclosures provide details on regulatory measures of market risk.

The Group’s market risk capital requirement comprises of two elements:

▪	trading book positions booked to legal entities within the scope of the Group’s PRA waiver where the market risk is measured under a PRA approved internal models approach, including Regulatory VaR, Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC) and All Price Risk (APR) as required

▪	trading book positions that do not meet the conditions for inclusion within the approved internal models approach. The capital requirement for these positions is calculated using standardised rules.

The table below summarises the regulatory market risk measures under the internal models approach.

Analysis of Regulatory VaR, SVaR, IRC and APR
	Year end £m	Average £m	Max £m	Min £m
As at 31 December 2015
Regulatory VaR	26	28	46	20
SVaR	44	54	68	38
IRC	129	142	254	59
APR	12	15	27	11

As at 31 December 2014
Regulatory VaR	29	39	66	29
SVaR	72	74	105	53
IRC	80	118	287	58
APR	24	28	39	24

Overall, there was a lower risk profile during 2015:

▪	Regulatory VaR/SVaR: reduction in a Regulatory VaR/SVaR is driven by application of diversification to the general and specific market risk VaR charges which resulted in an overall RWA reduction

▪	IRC: the IRC increase was mainly driven by the implementation of an updated IRC model in Q4 15 which features a more refined correlation structure, adoption of a continuous transition matrix and a local currency adjustment for sovereign issuance

▪	APR: reduced as a result of further reductions in a specific legacy portfolio.

Breakdown of the major regulatory risk measures by portfolio
As at 31 December 2015	Macro £m	Equities £m	Credit £m	Client Capital Management £m	Treasury £m	Africa £m	Non-Core £m
Regulatory VaR	10	8	5	12	4	4	3
SVaR	25	33	15	18	11	6	12
IRC	197	5	79	99	13	–	62
APR	–	–	–	–	–	–	12

The table above shows the primary portfolios which are driving the trading businesses’ modelled capital requirement as at 2015 year end. The standalone portfolio results diversify at the total level and are not necessarily additive. Regulatory VaR, SVaR, IRC and APR in the prior table show the diversified results at a group level.

142 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Market risk

Non-traded market risk

Overview

The non-traded market risk framework covers exposures in the banking book, mostly consisting of exposures relating to accrual accounted and available for sale instruments. The potential volatility of the net interest income of the bank is measured by an Annual Earnings at Risk (AEaR) metric that is monitored regularly and reported to senior management and the Board Risk Committee as part of the limit monitoring framework.

Net interest income sensitivity

The table below shows a sensitivity analysis on pre-tax net interest income for the non-trading financial assets and financial liabilities including the effect of any hedging. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology. Note that this metric is simplistic in that it assumes a large parallel shock occurs instantaneously across all major currencies and ignores the impact of any management actions on customer products.

Net interest income sensitivity (AEaR) by business unit
	Personal & Corporate Banking £m	Barclaycard £m	Africa £m	Non-Core £m [a]	Treasury £m [b]	Total £m
As at 31 December 2015
+200bps	305	(31)	28	27	(131)	198
+100bps	152	(14)	14	14	(63)	103
-100bps	(385)	10	(11)	–	(26)	(412)
-200bps	(433)	14	(14)	–	(36)	(469)

As at 31 December 2014[c]
+200bps	464	(59)	26	6	14	451
+100bps	239	(27)	13	3	10	238
-100bps	(426)	26	(9)	(1)	(29)	(439)
-200bps	(430)	29	(17)	(1)	(39)	(458)

Overall the NII sensitivity of the Group to sudden changes in interest rates has decreased. The main drivers of the change in NII sensitivities are:

▪	PCB: The reduction in NII sensitivity was due to increased hedging of certain deposit products exposure to interest rate changes

▪	Barclaycard: The reduction in NII is due to a decrease in the period of time that the book can be repriced post a change in interest rates

▪	Non-Core: The increase is predominantly due to a change in the hedge profile following the announced disposals in Europe

▪	Treasury: The increase in NII sensitivity is primarily driven by an increased exposure in the short dated available for sale bond portfolio This results in a higher duration mismatch between assets and liabilities which an up-shock scenario creates a negative impact. In a down shock scenario the full benefit of this is not realised due to the rates being floored as zero, resulting in a net negative Nil impact from Treasury under these simple modelling assumptions.

Net interest income sensitivity (AEaR) by currency (audited)
	2015		2014
As at 31 December	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m
GBP	94	(368)	184	(406)
USD	(15)	(30)	(11)	(11)
EUR	(6)	(8)	21	3
ZAR	6	(5)	10	(8)
Other currencies	24	(1)	34	(17)
Total	103	(412)	238	(439)
As percentage of net interest income	0.82%	(3.28)%	1.97%	(3.63)%

Notes

a	Only retail exposures within Non-Core are included in the calculation.
b	Treasury includes both accrual and fair value accounted positions modelled with an appropriate holding period. It excludes hedge accounting ineffectiveness. Although hedge accounting ineffectiveness is recorded within net interest income, it is excluded in this analysis as it is driven by fair value movements rather than interest accruals.
c	2014 comparatives have been revised to reflect the inclusion of all Treasury banking books and the exclusion of hedge ineffectiveness.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 143

Economic Capital by business unit

Barclays measures some non-traded market risks using an economic capital (EC) methodology. EC is predominantly calculated using a daily VaR model and then scaled up to a one-year EC confidence interval (99.98%). For more information on definitions of prepayment, recruitment and residual risk, and on how EC is used to manage market risk, see the market risk management section on page 389.

Economic capital for non-trading risk by business unit
	Personal & Corporate Banking £m	Barclaycard £m	Africa Banking £m	Non-Core £m	[a]	Total £m
As at 31 December 2015
Prepayment risk	35	7	–	–		42
Recruitment risk	64	1	–	5		70
Residual risk	7	2	126	5		140
Total	106	10	126	10		252

As at 31 December 2014
Prepayment risk	32	15	–	–		47
Recruitment risk	148	1	–	–		149
Residual risk	12	3	34	16		65
Total	192	19	34	16		261

PCB recruitment risk: The reduction of EC for PCB is driven by lower levels of recruitment risk associated with hedging mismatch for savings and mortgage products as at 31 December 2015. The mortgage book in particular saw significant falls in recruitment risk due to lower levels of pre-hedging, particularly within mortgages of longer tenor.

Africa Banking residual risk: The significant changes in EC for Africa Banking are mainly due to the adoption of new behavioural assumptions for residual risk which went live on 1 January 2015.

Analysis of equity sensitivity

The table below measures the overall impact of a +/- 100bps movement in interest rates on available for sale and cash flow hedge reserves. This data is captured using PV01 which is an indicator of the shift in asset value for a 1 basis point shift in the yield curve. Note that the methodology used to estimate the impact of the negative movement applied a 0% floor to interest rates.

Analysis of equity sensitivity
	2015		2014
As at 31 December	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m
Net interest income	103	(412)	238	(439)
Taxation effects on the above	(31)	124	(57)	105
Effect on profit for the year	72	(288)	181	(334)
As percentage of net profit after tax	11.56%	(46.23)%	21.42%	(39.53)%

Effect on profit for the year (per above)	72	(288)	181	(334)
Available for sale reserve	(751)	1,052	(698)	845
Cash flow hedge reserve	(3,104)	1,351	(3,058)	2,048
Taxation effects on the above	1,157	(721)	901	(694)
Effect on equity	(2,626)	1,394	(2,674)	1,865
As percentage of equity	(3.99)%	2.12%	(4.05)%	2.83%

As discussed in relation to the net interest income sensitivity table on page 143, the impact of a 100bps movement in rates is largely driven by PCB and Treasury. The available for sale reserve change in sensitivity was mainly driven by changes in portfolio composition, primarily due to an increase in available for sale assets held on a shorter dated outright basis. Note that the movement in the available for sale reserve would impact CRD IV fully loaded Common Equity Tier 1 (CET1) capital but the movement in the cash flow hedge reserve would not impact CET1 capital.

Note

a	Only the retail exposures within Non-Core are captured in the measure.

144 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Market risk

Volatility of the available for sale portfolio in the liquidity pool

Changes in value of the available for sale exposures flow directly through capital via the equity reserve. The volatility of the value of the available for sale investments in the liquidity pool is captured and managed through a value measure rather than an earning measure, i.e. the non-traded market risk VaR.

Although the underlying methodology to calculate the non-traded VaR is the same as the one used to calculate traded management VaR, the two measures are not directly comparable. The non-traded VaR represents the volatility to capital driven by the available for sale exposures. This is used for internal management purposes and although it is not formally backtested like the regulatory VaR (as shown on page 142), it is reviewed on a regular basis by risk managers to ensure it remains adequate for risk appetite and monitoring purposes.

These exposures are in the banking book and do not meet the criteria for trading book treatment. As such available for sale volatility is a risk which is taken into account in the IRRBB internal capital assessment, which is covered by the Pillar 2 capital framework.

Volatility of the Available for sale portfolio in liquidity pool

Analysis of volatility of the available for sale portfolio in liquidity pool
	2015
For the year ended 31 December	Average £m	High £m	Low £m
Non-traded market VaR (daily, 95%)	41.6	48.5	37.0

The non-traded VaR is mainly driven by volatility of interest rates in developed markets in the chart above.

The increase in VaR seen in H215 is due to the volatility in the government and swap rate markets observed in that period, particularly in the US and the UK. The subsequent decrease was due to subsiding market volatility in combination with a reduction in exposure.

Foreign exchange risk

The Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure

Transactional foreign exchange exposure represents exposure on banking assets and liabilities denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by the Investment Bank which is monitored through VaR.

Banking book transactional foreign exchange risk outside of the Investment Bank is monitored on a daily basis by the market risk functions and minimised by the businesses.

b) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies, principally USD, EUR and ZAR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

The Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by ensuring that the CET1 capital movements broadly match the revaluation of the Group’s foreign currency RWA exposures.

The economic hedges primarily represent the USD and EUR preference shares and Additional Tier 1 (AT1) instruments that are held as equity, which are accounted for at historic cost under IFRS and do not qualify as hedges for accounting purposes.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 145

Functional currency of operations (audited)
	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre-economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
As at 31 December 2015
USD	24,712	8,839	1,158	14,715	7,008	7,707
EUR	2,002	630	14	1,358	1,764	(406)
ZAR	3,201	4	99	3,098	–	3,098
JPY	383	168	205	10	–	10
Other	2,927	–	1,294	1,633	–	1,633
Total	33,225	9,641	2,770	20,814	8,772	12,042

As at 31 December 2014
USD	23,728	5,270	1,012	17,446	6,655	10,791
EUR	3,056	328	238	2,490	1,871	619
ZAR	3,863	–	103	3,760	–	3,760
JPY	364	164	208	(8)	–	(8)
Other	2,739	–	1,198	1,541	–	1,541
Total	33,750	5,762	2,759	25,229	8,526	16,703

During 2015, total structural currency exposure net of hedging instruments decreased by £4.7bn to £12.0bn (2014: £16.7bn). The decrease is broadly in line with the overall RWA currency profile, with a reduction in USD RWAs in the year. Foreign currency net investments remained stable at £33.2bn (2014: £33.8bn).

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 92% (2014: 92%) of the Group’s total retirement benefit obligations globally. The other material overseas schemes are in South Africa and in the US and they represent approximately 4% (2014: 4%) and 2% (2014: 2%) respectively of the Group’s total retirement benefit obligations. As such, this risk review section focuses exclusively on the UKRF. Note that the scheme is closed to new entrants.

Pension risk arises as the estimated market value of the pension fund assets might decline, or the investment returns might reduce; or the estimated value of the pension liabilities might increase.

See page 390 for more information on how pension risk is managed.

Assets

The Board of Trustees defines an overall long term investment strategy for the UKRF, with investments across a broad range of asset classes. This ensures an appropriate mix of return seeking assets to generate future returns as well as liability matching assets to better match the future pension obligations. The main market risks within the asset portfolio are due to movements in interest rates and equities, as shown by the analysis of scheme assets within Note 35 Pensions and retirement benefits.

The fair value of the UKRF plan assets was £26.8bn. See Note 35 Pensions and retirement benefits.

146 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Market risk

Liabilities

The retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long term inflation rate and the discount rate (AA corporate bond yield curve):

▪	an increase in long term inflation corresponds to an increase in liabilities

▪	an increase in the discount rate corresponds to a decrease in liabilities.

Pension risk is generated through the Group’s defined benefit schemes and this risk is set to reduce over time as our main defined benefit schemes are closed to new entrants, and in many cases closed to future accruals. The chart below outlines the shape of the UKRF’s liability cash flow profile that takes account of future inflation indexing of payments to beneficiaries, with the majority of the cash flows (approximately 83%) falling between 0 and 40 years, peaking within the 21 to 30 year band and reducing thereafter. The shape may vary depending on changes in inflation expectation and mortality and it is updated in line with the triennial valuation process.

For more detail on liability assumptions see Note 35 to the financial statements.

Proportion of the IAS 19 liability cash flows

Risk measurement

In line with Barclays risk management framework, the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension positions on a total portfolio level. This ensures that the risks, diversification and liability matching characteristics of the UKRF obligations and investments are adequately captured. VaR is measured and monitored on a monthly basis. It is discussed at pension risk fora such as the Market Risk Committee, Pensions Management Group and Pension Executive Board. The VaR model takes into account the valuation of the liabilities following an IAS 19 basis (see Note 35 Pension and post-retirement benefits in the financial statements). The trustees receive quarterly VaR measures on a funding basis.

The pension liability is also sensitive to post-retirement mortality assumptions (see Note 35).

In addition to this, the impact of pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally at least on an annual basis. The UKRF exposure is also included as part of the regulatory stress tests and exercises indicated that the UKRF risk profile is resilient to severe stress events.

The defined benefit pension scheme affects capital in two ways. An IAS 19 deficit impacts the CET1 capital ratio, and pension risk is also taken into account in the Pillar 2A capital assessment.

Triennial valuation

Please see Note 35 Pensions and retirement benefits for information on the funding position of the UKRF.

Insurance risk review

Insurance risk is managed within Africa Banking primarily in the Wealth, Investment Management & Insurance (WIMI) portfolios and is reported across four significant categories. Please see page 138 of the Barclays PLC 2015 Pillar 3 Report for more information on the definitions and governance procedure.

The risk types below mainly determine the regulatory capital requirements. The year-on-year decrease in risk appetite was agreed as part of the medium-term planning process.

Analysis of insurance risk[a]
	2015		2014
As at 31 December	Position £m	Appetite £m	Position £m	Appetite £m
Short term insurance underwriting risk	30	32	40	44
Life insurance underwriting risk	17	20	21	28
Life insurance mismatch risk	12	20	16	40
Life and short-term insurance investment risk	11	18	12	14

In 2015, the largest year-on-year movement was in short-term insurance underwriting risk where the reduction in the position reflected the closure of the Agriculture book to new insurance business.

For mismatch risk, the 2015 Appetite was materially lower than the 2014 Appetite as the level of mismatch between policyholder assets and policyholder liabilities decreased following the adoption of improved reserving methodologies and sign off by the independent statutory actuary function. As a result, while 2015 Position has reduced in absolute terms, the utilisation against appetite has increased.

From 2016 onwards, the methodology for assessment of Insurance Risk will change from a CAR-based approach to a Solvency Assessment and Management (SAM) based approach (the Solvency II equivalent) which is considered to be a more robust risk management approach with well-developed methodologies.

Note

a	The figures in the table are reported using Capital Adequacy Requirement (CAR) approach.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 147

Risk review

Risk performance

Funding risk – Capital

Analysis of capital risk

Capital risk is the risk that the Group has insufficient capital resources, which could lead to: (i) a failure to meet regulatory requirements; (ii) a change to credit rating; or (iii) an inability to support business activity and growth.

This section details Barclays’ capital position providing information on both capital resources and capital requirements. It also provides detail of the leverage ratio and exposures.

Key metrics

11.4% fully loaded

Common Equity Tier 1 ratio

RWAs decreased by £44bn to £358bn. Non-Core RWAs decreased £29bn to £47bn as a result of the sale of the Spanish business and the rundown of legacy structured and credit products. Investment Bank RWAs decreased by £14bn to £108bn mainly due to a reduction in securities and derivatives, and improved RWA efficiency.

CET1 capital decreased £0.7bn to £40.7bn after absorbing adjusting items and dividends paid and foreseen.

4.5% leverage ratio

The leverage ratio increased significantly to 4.5% (2014: 3.7%) driven by a reduction in the leverage exposure of £205bn to £1,028bn predominantly due to the rundown in Non-Core of £156bn to £121bn.

148 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – Capital

Capital risk is the risk that the Group has insufficient capital resources to:

▪	meet minimum regulatory requirements in the UK and in other jurisdictions such as the US and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources at each level where prudential capital requirements are applied

▪	support its credit rating. A weaker credit rating would increase the Group’s cost of funds and

▪	support its growth and strategic options.

More details on monitoring and managing capital risk may be found in the Risk Management sections on pages 103 to 104.

All disclosures in this section (pages 149 to 153) are unaudited unless otherwise stated.

Overview

The fully loaded CRD IV CET1 ratio, among other metrics, is a measure of the capital strength and resilience of Barclays. Maintenance of our capital is vital in order to meet the minimum capital requirements of regulatory authorities and to fund growth within our businesses.

This section provides an overview of the Group’s: i) regulatory minimum capital and leverage requirements; ii) capital resources; iii) risk weighted assets (RWAs); and iv) leverage ratio and exposures.

Summary of performance in the period

Barclays continues to be in excess of minimum CRD IV transitional and fully loaded capital ratios and PRA capital and leverage ratios.

The fully loaded CRD IV CET1 ratio increased to 11.4% (2014: 10.3%) driven by a £43.5bn reduction in RWAs to £358.4bn partially offset by a decrease in fully loaded CRD IV CET1 capital of £0.7bn to £40.7bn.

The RWA reduction was primarily driven by a £29bn decrease in the Non-Core RWAs to £47bn as a result of the sale of the Spanish business and a rundown of legacy structured and credit products. Investment Bank RWAs decreased £14bn to £108bn mainly due to a reduction in securities and derivatives, and improved RWA efficiency.

CET1 capital decreased £0.7bn to £40.7bn after absorbing adjusting items and dividends paid and foreseen.

The leverage ratio increased significantly to 4.5% (2014: 3.7%), driven by a reduction in the leverage exposure to £1,028bn (2014: £1,233bn). This was predominantly due to the rundown of the Non-Core business of £156bn to £121bn.

Regulatory minimum capital and leverage requirements

Capital – Fully loaded

Barclays’ current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio of 9% by 2019, plus a Pillar 2A add-on. The 9% comprises the required 4.5% minimum CET1 ratio and, phased in from 2016, a Combined Buffer Requirement made up of a Capital Conservation Buffer (CCB) of 2.5% and a Globally Systemically Important Institution (G-SII) buffer of 2%.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) is subject to review at least annually. Under current PRA guidance, the Pillar 2A add-on for 2016, will be 3.9% of which 56% will need to be met in CET1 form, equating to approximately 2.2% of RWAs. Basel Committee consultations and reviews might further impact the Pillar 2A requirement in the future.

In addition, a Counter-Cyclical Capital Buffer (CCCB) and/or additional Sectoral Capital Requirements (SCR) may be required by the BoE to protect against perceived threats to financial stability. These buffers could be applied at the Group level or at a legal entity, sub-consolidated or portfolio level. No SCR has been set to date by the BoE, while the CCCB is currently 0% for UK exposures. Other national authorities determine the appropriate CCCBs that should be applied to exposures in their jurisdiction. During 2016, CCCBs will start to apply for our exposures in Hong Kong, Norway and Sweden. Based on current exposures we do not expect this to be material.

Capital – Transitional

On a transitional basis, the PRA has implemented a minimum requirement CET1 ratio of 4%, Tier 1 ratio of 5.5% and Total Capital ratio of 8%.

From 1 January 2015, the transitional capital ratios are equal to the fully loaded ratios following the PRA’s acceleration of transitional provisions relating to CET1 deductions and filters. The adjustment relating to unrealised gains on available for sale debt and equity that was applied throughout 2014 as an exception no longer applies.

Grandfathering limits on capital instruments, previously qualifying as Tier 1 and Tier 2, are unchanged under the PRA transitional rules.

Leverage

In addition to the Group’s capital requirements, minimum ratios have also been set in respect of leverage. The leverage ratio applicable to the Group has been calculated in accordance with the requirements of the EU Capital Requirements Regulation (CRR) which was amended effective from January 2015. The leverage calculation uses the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure. During 2015 Barclays was measured against the PRA leverage ratio requirement of 3%.

In December 2015, the PRA finalised the UK leverage ratio framework in which it adopted the FPC’s recommendations on leverage ratio requirements. These recommendations have been finalised in the Supervisory Statement SS45/15 and have been incorporated as part of the updated PRA rulebook, effective January 2016. This would result in a fully phased in leverage ratio requirement of 3.7% for Barclays. The minimum requirement would increase in the event that Barclays was subject to: (i) an increased CCCB; and/or (ii) Barclays was reclassified into a higher G-SII category. Furthermore from January 2016, firms are required to report quarterly leverage ratio information, including an average ratio.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 149

Capital resources

The CRR and Capital Requirements Directive (CRD) implemented Basel III within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Key capital ratios
As at 31 December	2015	2014
Fully Loaded CET1	11.4%	10.3%
PRA Transitional CET1[a]	11.4%	10.2%
PRA Transitional Tier 1[b,c]	14.7%	13.0%
PRA Transitional Total Capital[b,c]	18.6%	16.5%

Capital resources (audited)
As at 31 December	2015 £m	2014 £m
Shareholders’ equity (excluding non-controlling interests) per the balance sheet	59,810	59,567
Less: other equity instruments (recognised as AT1 capital)	(5,305)	(4,322)
Adjustment to retained earnings for foreseeable dividends	(631)	(615)

Minority interests (amount allowed in consolidated CET1)	950	1,227

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,602)	(2,199)
Goodwill and intangible assets	(8,234)	(8,127)
Deferred tax assets that rely on future profitability excluding temporary differences	(855)	(1,080)
Fair value reserves related to gains or losses on cash flow hedges	(1,231)	(1,814)
Excess of expected losses over impairment	(1,365)	(1,772)
Gains or losses on liabilities at fair value resulting from own credit	127	658
Defined benefit pension fund assets	(689)	–
Direct and indirect holdings by an institution of own CET1 instruments	(57)	(25)
Other regulatory adjustments	(177)	(45)
Fully loaded CET1 capital	40,741	41,453
Regulatory adjustments relating to unrealised gains	–	(583)
PRA transitional CET1 capital	40,741	40,870

Additional Tier 1 (AT1) capital
Capital instruments and the related share premium accounts	5,305	4,322
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,718	6,870
Other regulatory adjustments and deductions	(130)	–
Transitional AT1 capital[d]	11,893	11,192
PRA transitional Tier 1 capital	52,634	52,062

Tier 2 capital
Capital instruments and the related share premium accounts	1,757	800
Qualifying Tier 2 capital (including minority interests) issued by subsidiaries	12,389	13,529
Other regulatory adjustments and deductions	(253)	(48)
PRA transitional total regulatory capital	66,527	66,343

Notes

a	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 13.1% based on £46.8bn of transitional CRD IV CET1 capital and £358bn RWAs. The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 13.1%. This is calculated as CET1 capital as adjusted for the transitional relief (£46.8bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£4.9bn), Deferred tax asset (£0.5bn), Debt valuation adjustment (£0.1bn), Expected losses over impairment (£0.8bn) and Excess minority interest (£0.2bn), partially offset by the defined benefit pension adjustment of £0.5bn.
b	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
c	As at 31 December 2015, Barclays’ fully loaded Tier 1 capital was £46,173m, and the fully loaded Tier 1 ratio was 12.9%. Fully loaded total regulatory capital was £62,103m and the fully loaded total capital ratio was 17.3%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and Tier 2 instruments against the relevant criteria in CRD IV.
d	Of the £11.9bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £5.3bn capital instruments and related share premium accounts, £0.3bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

150 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – Capital

Movement in CET1 capital
2015 £m
Opening balance as at 1 January	41,453

Loss for the period attributable to equity holders	(49)
Own credit	(531)
Dividends paid and foreseen	(1,372)
Decrease in regulatory capital generated from earnings	(1,952)

Net impact of share awards	609
Available for sale reserves	(245)
Currency translation reserves	(41)
Other reserves	9
Increase in other qualifying reserves	332

Retirement benefit reserve	916
Defined benefit pension fund asset deduction	(689)
Net impact of pensions	227

Minority interests	(277)
Additional value adjustments (PVA)	597
Goodwill and intangible assets	(107)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	225
Excess of expected loss over impairment	407
Direct and indirect holdings by an institution of own CET1 instruments	(32)
Other regulatory adjustments	(132)
Decrease in regulatory adjustments and deductions	681
Closing balance as at 31 December	40,741

▪	During 2015, the fully loaded CET1 ratio increased to 11.4% (2014: 10.3%) driven by a significant reduction in RWAs.

▪	CET1 capital decreased by £0.7bn to £40.7bn, after absorbing adjusting items, with the following significant movements:

–	a £1.4bn reduction for dividends paid and foreseen

–	a £0.2bn net increase as the retirement benefit reserve increased £0.9bn, offset by £0.7bn pension asset deduction

–	a £0.7bn increase due to lower regulatory deductions and adjustments including a £0.6bn decrease in PVA, a £0.4bn decrease in expected losses due to the sale of the Spanish business and disposals across the Investment Bank, partially offset by a £0.3bn decrease in eligible minority interests.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 151

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk[a]		Market risk[b]		Operational risk	Total RWAs
	Std £m	IRB £m	Std £m	IRB £m	Std £m	IMA £m	£m	£m
As at 31 December 2015
Personal & Corporate Banking	31,506	71,352	242	1,122	30	–	16,176	120,428
Barclaycard	17,988	17,852	–	–	–	–	5,505	41,345
Africa Banking	8,556	17,698	22	487	885	682	5,604	33,934
Investment Bank	4,808	39,414	11,020	10,132	9,626	13,713	19,620	108,333
Head Office and Other Operations	1,513	2,763	32	59	48	1,230	2,104	7,749
Total Core	64,371	149,079	11,316	11,800	10,589	15,625	49,009	311,789
Barclays Non-Core	5,078	11,912	1,397	9,231	679	10,639	7,651	46,587
Total risk weighted assets	69,449	160,991	12,713	21,031	11,268	26,264	56,660	358,376

As at 31 December 2014
Personal & Corporate Banking	32,657	70,080	238	1,049	26	–	16,176	120,226
Barclaycard	15,910	18,492	–	–	–	–	5,505	39,907
Africa Banking	9,015	21,794	10	562	948	588	5,604	38,521
Investment Bank	5,773	36,829	13,739	11,781	18,179	16,480	19,621	122,402
Head Office and Other Operations	506	2,912	234	62	7	521	1,326	5,568
Total Core	63,861	150,107	14,221	13,454	19,160	17,589	48,232	326,624
Barclays Non-Core	10,679	19,416	3,023	18,406	2,236	13,088	8,428	75,276
Total risk weighted assets	74,540	169,523	17,244	31,860	21,396	30,677	56,660	401,900

Movement analysis of risk weighted assets
Risk weighted assets				Credit risk £bn	Counterparty credit risk £bn [a]	Market risk £bn [b]	Operational risk £bn	Total RWAs £bn
As at 1 January 2015				244.0	49.1	52.1	56.7	401.9
Book size				8.3	(10.6)	(9.5)	–	(11.8)
Acquisitions and disposals				(14.2)	–	(0.4)	–	(14.6)
Book quality				0.1	(1.7)	0.7	–	(0.9)
Model updates				(2.1)	(1.1)	(2.7)	–	(5.9)
Methodology and policy				2.3	(1.9)	(2.6)	–	(2.2)
Foreign exchange movement[c]				(8.0)	(0.1)	–	–	(8.1)
Other				–	–	–	–	–
As at 31 December 2015				230.4	33.7	37.6	56.7	358.4

RWAs decreased £43.5bn to £358.4bn, driven by:

▪	Book size: RWAs decreased £11.8bn primarily due to a reduction in holdings of US bonds and equities and a reduction in derivatives and securities financing transactions. This was partially offset by a growth in corporate lending, particularly in Africa and the UK

▪	Acquisitions and disposals: RWAs decreased £14.6bn primarily due to disposals in Non-Core, including the sale of the Spanish business

▪	Model updates: RWAs decreased £5.9bn primarily due to implementation of diversification benefits across advanced general and specific market risk, as well as a recalibration of a credit risk model within the Investment Bank and Non-Core

▪	Methodology and policy: RWAs decreased £2.2bn primarily due to the implementation of collateral modelling for mismatched FX collateral, and a transfer of securities financing transactions in certain businesses from the banking book to trading book, enabling further collateral offset

▪	Foreign exchange movements decreased RWAs by £8.1bn primarily due to depreciation of ZAR against GBP.

Notes

a	RWAs in relation to default fund contributions are included in counterparty credit risk.
b	RWAs in relation to credit valuation adjustment (CVA) are included in market risk.
c	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

152 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – Capital

Leverage ratio and exposures

The leverage ratio applicable to the Group has been calculated in accordance with the requirements of the CRR which was amended effective from January 2015. The leverage calculation below uses the end point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure.

At 31 December 2015, Barclays’ leverage ratio was 4.5%, which exceeds the expected end point minimum requirement of 3.7% as outlined by the PRA Supervisory Statement SS45/15 and the updated PRA rulebook, comprising of the 3% minimum requirement, and the fully phased in G-SII buffer.

Leverage exposure
	As at 31.12.15 £bn	As at 31.12.14 £bn [a]
Accounting assets
Derivative financial instruments	328	440
Cash collateral	62	73
Reverse repurchase agreements and other similar secured lending	28	132
Financial assets designated at fair value[b]	77	38
Loans and advances and other assets	625	675
Total IFRS assets	1,120	1,358

Regulatory consolidation adjustments	(10)	(8)
Derivatives adjustments
Derivatives netting	(293)	(395)
Adjustments to cash collateral	(46)	(53)
Net written credit protection	15	27
Potential Future Exposure (PFE) on derivatives	129	179
Total derivatives adjustments	(195)	(242)

Securities financing transactions (SFTs) adjustments	16	25

Regulatory deductions and other adjustments	(14)	(15)
Weighted off-balance sheet commitments	111	115
Total fully loaded leverage exposure	1,028	1,233

Fully loaded CET1 capital	40.7	41.5
Fully loaded AT1 capital	5.4	4.6
Fully loaded Tier 1 capital	46.2	46.0

Fully loaded leverage ratio	4.5%	3.7%

▪	During 2015 the leverage ratio increased significantly to 4.5% (2014: 3.7%) driven by a reduction in the leverage exposure of £205bn to £1,028bn.

▪	Total derivative exposures[c] decreased £76bn to £195bn:

–	PFE decreased £50bn to £129bn, mainly as a result of continued Non-Core rundown and optimisations including trade compressions and tear-ups

–	other derivative assets decreased £14bn to £51bn, driven by a net decrease in IFRS derivatives. The decrease was mainly within interest rate and foreign exchange derivatives due to net trade reduction and an increase in major interest forward curves

–	net written credit protection decreased £12bn to £15bn due to a reduction in business activity and improved portfolio netting.

▪	Taken together, reverse repurchase agreements and other similar secured lending and financial assets designated at fair value decreased £65bn to £105bn, reflecting a reduction in matched book trading and general firm financing due to balance sheet deleveraging.

▪	Loans and advances and other assets decreased £50bn to £625bn driven by £37bn reduction in trading portfolio assets primarily due to Non-Core rundown, a reduction in trading activities in the Investment Bank, as well as a £10bn decrease in settlement balances and a £5bn decrease in Africa reflecting the depreciation of ZAR against GBP. This was partially offset by lending growth of £3bn in Barclaycard.

▪	SFT adjustments decreased by £9bn to £16bn due to maturity of trades and a reduction in trading volumes.

Notes

a	2014 comparatives have been prepared on a BCBS 270 basis. Barclays does not believe that there is a material difference between the BCBS 270 leverage exposure and a leverage exposure calculated in accordance with the EU delegated act.
b	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £50bn (2014: £5bn).
c	Total derivative exposures includes IFRS derivative financial instruments, cash collateral and total derivative adjustments.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 153

Risk review

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

Key metrics

133% LCR

The Group strengthened its liquidity position during the year, increasing its surplus to internal and regulatory requirements.

£9bn Term Issuance

The Group maintains access to stable and diverse sources of funding across customer deposits and wholesale debt.

154 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

All disclosures in this section (pages 155 to 171) are unaudited and exclude BAGL unless otherwise stated.

Overview

The Group has a comprehensive Key Risk Control Framework for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to ensure the Group maintains liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to the Group.

This section provides an analysis of the Group’s: i) liquidity risk stress testing; ii) internal and regulatory stress tests; iii) liquidity pool; iv) funding structure and funding relationships; v) wholesale funding; vi) term financing; vii) encumbrance; viii) repurchase agreements; ix) credit ratings; x) liquidity management at BAGL and xi) contractual maturity of financial assets and liabilities.

For further detail on liquidity risk governance and framework see page 105.

Summary of performance in the period

The Group maintained a surplus to its internal and regulatory requirements in 2015. The liquidity pool was £145bn (2014: £149bn) and Liquidity Coverage Ratio (LCR) was 133% (2014: 124%), equivalent to a surplus of £37bn (2014: £30bn). While the liquidity pool may reduce in future, the Group intends to continue to maintain a prudent surplus to regulatory requirements.

Wholesale funding outstanding excluding repurchase agreements reduced to £142bn (2014: £171bn). The Group issued £9bn of term funding net of early redemptions during 2015, of which £4bn was in public and private senior unsecured debt issued by the holding company, Barclays PLC. During Q415, Barclays PLC also issued EUR Tier 2 securities of £1bn equivalent. All the capital and debt proceeds raised by Barclays PLC have been used to subscribe for instruments at Barclays Bank PLC, the operating company with a ranking corresponding to the securities issued by Barclays PLC.

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

Liquidity Risk Appetite

As part of the LRA, the Group runs three primary liquidity stress scenarios, aligned to the PRA’s prescribed stresses:

▪	a 90-day market-wide stress event

▪	a 30-day Barclays-specific stress event

▪	a combined 30-day market-wide and Barclays-specific stress event.

Under normal market conditions, the liquidity pool is managed to be at a target of at least 100% of anticipated outflows under each of these stress scenarios. The 30-day Barclays-specific stress scenario, results in the greatest net outflows of each of the liquidity stress tests .The combined 30-day scenario assumes outflows consistent with a firm specific stress for the first two weeks of the stress period, followed by relatively lower outflows consistent with a market-wide stress for the remainder of the stress period.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 155

Key LRA assumptions include:

For the year ended 31 December 2015

Liquidity risk driver	Barclays-specific stress

Wholesale secured and unsecured funding	▪ Zero rollover of wholesale unsecured liabilities maturing, senior unsecured debt and conduit commercial paper.
▪ No benefit assumed from reverse repos covering firm short positions.
▪ Rollover of trades secured on extremely liquid collateral.
▪ Varying rollover of trades secured on liquid collateral, subject to haircut widening.
▪ Zero rollover of trades secured on less-liquid collateral.
▪ 100% of contractual buybacks will occur.
▪ Haircuts applied to the market value of marketable assets held in the liquidity buffer.

Deposit outflow	▪ Substantial deposit outflows in PCB and Barclaycard as the Group is seen as greater credit risk than competitors.

Funding concentration	▪ Additional outflows recognised against concentration of providers of wholesale financing (largest unsecured counterparty unwilling to roll).

Intra-day liquidity

▪   Anticipated liquidity required to support additional intra-day requirements at cash payment and securities settlement venues based on historical peak usage and triparty settlement based on forward maturities of trades.

Intra-group	▪ Anticipated liquidity required to support material subsidiaries, based on stand-alone stress tests. Surplus liquidity held within certain subsidiaries is not taken as a benefit to the wider Group.

Off-balance sheet	▪ Drawdown on committed facilities based on facility type, counterparty type and counterparty creditworthiness.
▪ Outflow of all collateral owed to counterparties but not yet called.
▪ Collateral outflows based on Monte Carlo simulation and historical stress outflows.
▪ Increase in the Group’s initial margin requirement across all major exchanges.
▪ Outflows as a result of a multi-notch downgrade in credit rating.

Franchise viability

▪   Liquidity required in order to meet outflows that are non-contractual in nature but necessary in order to support the Group’s ongoing franchise (for example, market-making activities and non contractual debt buyback).

Cross currency risk	▪ Net settlement cash flows at contractual maturity for physically settled FX forwards and cross currency swaps are reflected.
▪ No benefit assumed from surplus net inflows in non-G10 currencies.

Mitigating actions	▪ Monetisation of unencumbered assets that are of known liquidity value to the firm but held outside the liquidity pool (subject to haircut/valuation adjustment).
Internalisation Risk	▪ Loss of internal sources of funding within the Prime Brokerage Synthetic Business.
▪ Acceleration of term profile associated with Prime Brokerage Clients deleveraging their portfolios asymmetrically by closing short positions.

Liquidity regulation

Since October 2015, the Group manages its liquidity profile against the new CRD IV liquidity regime implemented by PRA. The CRD IV regime defines the liquidity risk ratio, liquidity pool asset eligibility and net stress outflow applied against Barclays reported balances.

The Group monitors its position against the CRD IV Interim LCR and the Basel III Net Stable Funding Ratio (NSFR). The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high quality liquid resources to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of at least six months and has been developed to promote a sustainable maturity structure of assets and liabilities.

The PRA regime requires phased compliance with the LCR standard from 1 October 2015 at a minimum of 80% increasing to 100% by January 2018. The methodology for the LCR is based off the final published Delegated Act which became EU law in October 2015.

In October 2014, the BCBS published a final standard for the NSFR with the minimum requirement to be introduced in January 2018 at 100% on an ongoing basis. The methodology for calculating the NSFR is based on an interpretation of the Basel standards published in October 2014 and includes a number of assumptions which are subject to change prior to adoption by the European Commission through the CRD IV.

Based on the CRD IV and Basel III standards respectively, as at 31 December 2015, the Group had a surplus to both of these metrics with a CRD IV Interim LCR of 133% (2014: 124%) and a Basel III NSFR of 106% (2014: 102%).

156 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – liquidity

Comparing internal and regulatory liquidity stress tests

The LRA stress scenarios and the CRD IV Interim LCR are all broadly comparable short-term stress scenarios in which the adequacy of defined liquidity resources is assessed against contractual and contingent stress outflows. The CRD IV Interim LCR stress tests provide an independent assessment of the Group’s liquidity risk profile.

Stress Test	Barclays LRA	CRD IV Interim LCR	Basel III NSFR
Time Horizon	30 – 90 days	30 days	6+ months
Calculation	Liquid assets to net cash outflows	Liquid assets to net cash outflows	Stable funding resources to stable funding requirements

As at 31 December 2015, the Group held eligible liquid assets in excess of 100% of stress requirements for all three LRA scenarios and the CRD IV Interim LCR requirement.

Compliance with internal and regulatory stress tests
As at 31 December 2015	Barclays’ LRA (one month Barclays specific requirement £bn	)[a]	CRD IV Interim LCR £bn [b]
Total eligible liquidity pool	145		147
Asset inflows	1		18
Stress outflows
Retail and commercial deposit outflows	(50)		(72)
Wholesale funding	(15)		(12)
Net secured funding	(12)		(1)
Derivatives	(8)		(6)
Contractual credit rating downgrade exposure	(6)		(5)
Drawdowns of loan commitments	(7)		(32)
Intraday	(13)		–
Total stress net cash flows	(110)		(110)
Surplus	35		37
Liquidity pool as a percentage of anticipated net cash flows	131%		133%
As at 31 December 2014	124%		124%

In 2015, the Group strengthened its liquidity position, building a larger surplus to its internal and regulatory requirements. The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to appropriate actions being taken with respect to sizing of the liquidity pool.

Note

a	Of the three stress scenarios monitored as part of the LRA, the 30-day Barclays-specific scenario results in the lowest ratio at 131% (2014: 124%). This compares to 144% (2014: 135%) under the 90-day market-wide scenario, and 133% (2014: 127%) under the 30-day combined scenario.
b	Includes BAGL.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 157

Liquidity pool

The Group liquidity pool as at 31 December 2015 was £145bn (2014: £149bn). During 2015, the month-end liquidity pool ranged from £142bn to £168bn (2014: £134bn to £156bn), and the month-end average balance was £155bn (2014: £145bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2015
		Liquidity pool of which CRD IV LCR eligible

	Liquidity pool £bn	Cash £bn	Level 1 £bn	Level 2A £bn	2014 Liquidity pool
Cash and deposits with central banks[a]	48	45	1	–	37

Government bonds[b]
AAA rated	63	–	63	–	73
AA+ to AA- rated	11	–	7	4	12
Other government bonds	1	–	1	–	–
Total government bonds	75	–	71	4	85

Other
Supranational bonds and multilateral development banks	7	–	7	–	9
Agencies and agency mortgage-backed securities	8	–	6	2	11
Covered bonds (rated AA- and above)	4	–	2	2	3
Other	3	–	–	–	4
Total Other	22	–	15	4	27
Total as at 31 December 2015	145	45	87	8
Total as at 31 December 2014	149	37	99	7
The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.
Liquidity pool by currency
	USD £bn	EUR £bn	GBP £bn	Other £bn	Total £bn
Liquidity pool as at 31 December 2015	41	33	46	25	145
Liquidity pool as at 31 December 2014	46	27	54	22	149

Management of the Group liquidity pool

The composition of the Group liquidity pool is efficiently managed. The maintenance of the liquidity pool increases the Group’s costs as the interest expense paid on the liabilities used to fund the liquidity pool is greater than the interest income received on liquidity pool assets. This cost can be reduced by investing a greater portion of the Group liquidity pool in highly liquid assets other than cash and deposits with central banks while maintaining a minimum level of cash in the liquidity pool to meet cash outflows on the first day of a Barclays-specific stress and enough cash and same day settlement securities to meet all outflows in the first three days of the stress. These assets in the liquidity pool primarily comprise highly rated government bonds, and their inclusion in the liquidity pool does not compromise the liquidity position of the Group.

The composition of the liquidity pool is subject to limits set by the Board, Treasury Committee and the independent Credit risk and Market risk functions. In addition, the investment of the liquidity pool is monitored for concentration risk by issuer, currency and asset type. Given the incremental returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

The Group manages the liquidity pool on a centralised basis. As at 31 December 2015, 94% of the liquidity pool was located in Barclays Bank PLC (2014: 92%) and was available to meet liquidity needs across the Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

Notes

a	Of which over 97% (2014: over 95%) was placed with the BoE, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
b	Of which over 92% (2014: over 95%) are UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

158 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

For more detail on the Group’s other unencumbered assets see page 163.

Funding structure and funding relationships

The basis for sound liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and commercial customer loans and advances are largely funded by customer deposits, with the surplus funding the liquidity pool. Other assets, together with other loans and advances and unencumbered assets are funded by long-term wholesale debt and equity.

The majority of reverse repurchase agreements are matched by repurchase agreements. The liquidity pool is predominantly funded through wholesale markets. These funding relationships are summarised below:

Assets	2015 £bn	2014 £bn	Liabilities	2015 £bn	2014 £bn
Loans and advances to customers[a]	336	346	Customer accounts[a]	374	366
Group liquidity pool	145	149	< 1 Year wholesale funding	54	75
			> 1 Year wholesale funding	88	96
Other assets[b]	135	153	Equity and other liabilities[b]	104	112
Reverse repurchase agreements and other similar secured lending[c]	178	271	Repurchase agreements and other similar secured borrowing[c]	178	271
Derivative financial instruments	326	439	Derivative financial instruments	322	438
Total assets	1,120	1,358	Total liabilities and equity	1,120	1,358

Deposit funding (Includes BAGL) (audited)
	2015			2014
Funding of loans and advances to customers	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
As at 31 December 2015	£bn	£bn	%	%
Personal and Corporate Banking	218	305
Barclaycard	40	10
Africa Banking	30	31
Non-Core (retail)	12	2
Total retail and corporate funding	300	348	86	89

Investment Bank, Non-Core (wholesale) and Other	99	70
Total	399	418	95	100

Notes

a	Excluding cash collateral and settlement balances.
b	BAGL Group balances other than customer loans and advances of £29bn and customer deposits of £29bn are included in other assets and liabilities.
c	Comprised of reverse repurchase that provide financing to customers collateralised by highly liquid securities on a short-term basis or are used to settle short-term inventory positions and repo financing of trading portfolio assets.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 159

PCB, Barclaycard, Non-Core (Retail) and Africa Banking activities are largely funded with customer deposits. As at 31 December 2015, the loan to deposit ratio for these businesses was 86% (2014: 89%). The Group loan to deposit ratio as at 31 December 2015 was 95% (2014: 100%).

The excess of the Investment Bank’s loans and advances over customer deposits is funded with long-term debt and equity. The Investment Bank does not rely on customer retail deposit funding from PCB.

As at 31 December 2015, £129bn (2014: £128bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits, there were £4bn (2014: £4bn) of other liabilities insured by governments.

Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers, numerically and by depositor type, helps protect against unexpected fluctuations in balances. Such accounts form a stable funding base for the Group’s operations and liquidity needs. The Group assesses the behavioural maturity of both customer assets and liabilities to identify structural balance sheet funding gaps. Customer behaviour is determined by quantitative modelling combined with qualitative assessment taking into account for historical experience, current customer composition, and macroeconomic projections. These behavioural profiles represent our forward looking expectation of the run-off profile. The relatively low cash outflow within one year demonstrates that customer funding remains broadly matched with customer assets from a behavioural perspective.

Behavioural maturity profile (Includes BAGL)
				Behavioural maturity profile cash outflow/(inflow)
	Loans and advances to customers £bn	Customer deposits £bn	Customer funding surplus/ (deficit) £bn	Not more than one year £bn	Over one year but not more than five years £bn	More than five years £bn	Total £bn
As at 31 December 2015
Personal and Corporate Banking	218	305	87	18	3	66	87
Barclaycard	40	10	(30)	(10)	(10)	(10)	(30)
Africa Banking	30	31	1	2	1	(2)	1
Non-Core (Retail)	12	2	(10)	(1)	(2)	(7)	(10)
Total	300	348	48	9	(8)	47	48

As at 31 December 2014
Personal and Corporate Banking	217	299	82	19	3	60	82
Barclaycard	37	7	(30)	(10)	(10)	(10)	(30)
Africa Banking	35	35	–	2	(2)	–	–
Non-Core (Retail)	20	8	(12)	–	(2)	(10)	(12)
Total	309	349	40	11	(11)	40	40

Wholesale funding

Wholesale funding relationships are summarised below:

Assets	2015 £bn	2014 £bn	Liabilities	2015 £bn	2014 £bn
Trading portfolio assets	28	37	Repurchase agreements	70	124
Reverse repurchase agreements	42	87

Reverse repurchase agreements	34	45	Trading portfolio liabilities	34	45

Derivative financial instruments	326	440	Derivative financial instruments	322	439

Liquidity pool	97	109	Less than one year wholesale debt	54	75
Other assets[a]	103	122	Greater than one year wholesale debt and equity	150	157

Repurchase agreements fund reverse repurchase agreements and trading portfolio assets. Trading portfolio liabilities are settled by the remainder of reverse repurchase agreements (see Note 19 Offsetting financial assets and liabilities for further detail on netting).

Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

Wholesale debt, along with the surplus of customer deposits to loans and advances to customers, is used to fund the liquidity pool. Term wholesale debt and equity largely fund other assets.

Note

a	Predominantly available for sale investments, financial assets designated at fair value and loans and advances to banks funded by greater than one year wholesale debt and equity and trading portfolio assets.

160 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – liquidity

Composition of wholesale funding

The Group maintains access to a variety of sources of wholesale funds in major currencies, including those available from term investors across a variety of distribution channels and geographies, money markets, and repo markets. The Group has direct access to US, European and Asian capital markets through its global investment banking operations and long-term investors through its clients worldwide, and is an active participant in money markets. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

As at 31 December 2015, the Group’s total wholesale funding outstanding (excluding repurchase agreements) was £142bn (2014: £171bn). £54bn (2014: £75bn) of wholesale funding matures in less than one year, of which £14bn (2014: £22bn)a relates to term funding.

As at 31 December 2015, outstanding wholesale funding comprised £25bn (2014: £33bn) of secured funding and £117bn (2014: £138bn) of unsecured funding.

In preparation for a Single Point of Entry resolution model, Barclays continues to issue debt capital and term senior unsecured funding out of Barclays PLC, the holding company, replacing maturing debt in Barclays Bank PLC.

Maturity profile of wholesale funding[b]
	Not more than one month £bn	Over one month but not more than three months £bn	Over three months but not more than six months £bn	Over six months but not more than one year £bn	Sub-total less than one year £bn	Over one year but not more than two years £bn	Over two years but not more than three years £bn	Over three years but not more than four years £bn	Over four years but not more than five years £bn	More than five years £bn	Total £bn
Barclays PLC
Senior unsecured (public benchmark)	–	–	–	–	–	–	0.8	1.3	0.9	3.1	6.1
Senior unsecured (privately placed)	–	–	–	–	–	–	0.1	–	–	–	0.1
Subordinated liabilities	–	–	–	–	–	–	–	–	0.9	0.9	1.8
Barclays Bank PLC
Deposits from banks	9.5	3.1	1.3	0.8	14.7	0.1	–	–	–	0.3	15.1
Certificates of deposit and commercial paper	0.5	4.9	3.4	5.3	14.1	1.0	0.6	0.9	0.4	0.5	17.5
Asset backed commercial paper	2.2	3.3	0.2	–	5.7	–	–	–	–	–	5.7
Senior unsecured (public benchmark)	–	1.3	–	1.4	2.7	3.6	–	4.3	1.3	3.9	15.8
Senior unsecured (privately placed)[c]	0.6	1.6	2.3	4.8	9.3	5.1	5.4	3.7	3.0	8.5	35.0
Covered bonds	–	–	1.1	–	1.1	4.4	1.0	1.6	–	4.2	12.3
Asset backed securities	0.7	–	–	–	0.7	0.5	1.4	1.3	0.5	0.3	4.7
Subordinated liabilities	–	–	–	–	–	1.1	3.0	0.2	0.9	14.0	19.2
Other[d]	2.3	1.1	0.3	1.5	5.2	0.7	0.3	0.4	0.4	1.6	8.6
Total as at 31 December 2015	15.8	15.3	8.6	13.8	53.5	16.5	12.6	13.7	8.3	37.3	141.9
Of which secured	4.2	3.9	1.6	0.3	10.0	5.1	2.4	2.8	0.5	4.5	25.3
Of which unsecured	11.6	11.4	7.0	13.5	43.5	11.4	10.2	10.9	7.8	32.8	116.6
Total as at 31 December 2014	16.8	23.2	14.4	21.0	75.4	14.0	16.1	6.5	14.0	45.4	171.4
Of which secured	5.3	7.8	1.7	2.2	17.0	2.7	5.1	0.1	2.4	6.0	33.3
Of which unsecured	11.5	15.4	12.7	18.8	58.4	11.3	11.0	6.4	11.6	39.4	138.1

Outstanding wholesale funding includes £35bn (2014: £45bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £91bn (2014: £74bn).

Notes

a	Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than one year.
b	The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the BoE’s Funding for Lending Scheme. Included within deposits from banks are £6bn of liabilities drawn in the European Central Bank’s facilities.
c	Includes structured notes of £28bn, £8bn of which mature within one year.
d	Primarily comprised of fair value deposits £5bn and secured financing of physical gold £3bn.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 161

Currency composition of wholesale debt

As at 31 December 2015, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD %	EUR %	GBP %	Other %
Deposits from banks	25	51	19	5
Certificates of deposits and commercial paper	25	60	14	1
Asset backed commercial paper	92	8	–	–
Senior unsecured (public benchmark)	43	20	28	9
Senior unsecured (privately placed)	39	21	18	22
Covered bonds/ABS	27	41	31	1
Subordinated liabilities	44	19	37	–
Total as at 31 December 2015	38	31	23	8
Total as at 31 December 2014	35	32	25	8

To manage cross-currency refinancing risk the Group manages to foreign exchange cash flow limits, which limit risk at specific maturities. Across wholesale funding, the composition of wholesale funding is materially unchanged.

Term financing

The Group issued £9bn (2014: £15bn) of term funding net of early redemptions during 2015. The Group has £14bn of term debt maturing in 2016 and £16bn maturing in 2017a.

The Group expects to continue issuing public wholesale debt in 2016, in order to maintain a stable and diverse funding base by type, currency and distribution channel.

Encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Barclays funds a portion of trading portfolio assets and other securities via repurchase agreements and other similar borrowing, and pledges a portion of customer loans and advances as collateral in securitisations, covered bond and other similar secured structures. Barclays monitors the mix of secured and unsecured funding sources within the Group’s funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations.

Encumbered assets have been defined consistently with the Group’s reporting requirements under Article 100 of the CRR. Securities and commodities assets are considered encumbered when they have been pledged or used to secure, collateralise or credit enhance a transaction which impacts their transferability and free use. This includes external repurchase or other similar agreements with market counterparts.

Excluding assets positioned at central banks, as at 31 December 2015, £157bn (2014: £176bn) of the Group’s assets were encumbered, primarily due to cash collateral posted, firm financing of trading portfolio assets and other securities and funding secured against loans and advances to customers.

Assets may also be encumbered under secured funding arrangements with central banks, such as the Funding for Lending Scheme. In advance of such encumbrance, assets are often positioned with central banks to facilitate efficient future draw down. £88bn (2014: £99bn) of on-balance sheet assets were positioned at the central banks, consisting of encumbered assets and collateral pre-positioned and available for use in secured financing transactions.

£212bn (2014: £270bn) of on and off-balance sheet assets not positioned at the central bank were identified as readily available and available for use in secured financing transactions. Additionally, they include cash and securities held in the Group liquidity pool as well as unencumbered assets which provide a source of contingent liquidity. While these additional assets are not relied upon in the Group’s LRA, a portion of these assets may be monetised to generate liquidity through use as collateral for secured funding or through outright sale. Loans and advances to customers are only classified as readily available if they are already in a form, such that, they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles.

£208bn (2014: £208bn) of assets not positioned at the central bank were identified as available as collateral. These assets are not subject to any restrictions on their ability to secure funding, to be offered as collateral, or to be sold to reduce potential future funding requirements, but are not immediately available in the normal course of business in their current form. They primarily consist of loans and advances which would be suitable for use in secured funding structures but are conservatively classified as not readily available because they are not in transferable form.

Not available as collateral consist of assets that cannot be pledged or used as security for funding due to restrictions that prevent their pledge or use as security for funding in the normal course of business.

Derivatives and reverse repo assets relate specifically to derivatives, reverse repurchase agreements and other similar secured lending. These are shown separately as these on-balance sheet assets cannot be pledged. However, these assets can give rise to the receipt of non-cash assets which are held off-balance sheet, and can be used to raise secured funding or meet additional funding requirements.

In addition, £265bn (2014: £313bn) of the total £306bn (2014: £396bn) securities accepted as collateral, and held off-balance sheet, were on-pledged, the significant majority of which related to matched-book activity where reverse repurchase agreements are matched by repurchase agreements entered into to facilitate client activity. The remainder relates primarily to reverse repurchases used to settle trading portfolio liabilities as well as collateral posted against derivative margin requirements.

Note

a	Includes £0.6bn of bilateral secured funding in 2016 and £0.4bn in 2017.

162 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – liquidity

Asset encumbrance[a]
		Assets encumbered as a result of transactions with counterparties other than central banks					Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets	Assets not positioned at the central bank
On-balance sheet As at 31 December 2015	Assets £bn	As a result of covered bonds £bn	As a result of securitis- ations £bn	Other £bn	Total £bn	positioned at central banks[c] £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and Reverse repos £bn	Total £bn
Cash and balances at central banks	47.9	–	–	–	–	–	47.9	–	–	–	47.9
Trading portfolio assets	74.8	–	–	49.1	49.1	–	25.7	–	–	–	25.7
Financial assets at fair value	72.5	–	–	2.5	2.5	–	3.2	17.7	1.3	47.8	70.0
Derivative financial instruments	325.5	–	–	–	–	–	–	–	–	325.5	325.5
Loans and advances – banks[b]	19.6	–	–	–	–	–	7.9	10.2	1.5	–	19.6
Loans and advances – customers[b]	307.3	16.4	5.9	8.0	30.3	86.4	14.8	175.8	–	–	277.0
Cash collateral	62.6	–	–	62.6	62.6	–	–	–	–	–	–
Settlement balances	20.4	–	–	–	–	–	–	–	20.4	–	20.4
Available for sale financial investments	87.0	–	–	12.2	12.2	–	72.2	1.0	1.6	–	74.8
Reverse repurchase agreements	28.2	–	–	–	–	–	–	–	–	28.2	28.2
Non-current assets held for sale	7.3	–	–	–	–	1.9	1.2	3.2	1.0	–	7.3
Other financial assets	19.9	–	–	–	–	–	–	–	19.9	–	19.9
Total on-balance sheet	1,073.0	16.4	5.9	134.4	156.7	88.3	172.9	207.9	45.7	401.5	916.3

Off-balance sheet
	Collateral received £bn	Collateral received of which on- pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn
Fair value of securities accepted as collateral	305.9	265.4	39.0	–	1.5
Total unencumbered collateral	–	–	211.9	207.9	47.2

Notes

a	The format of this disclosure has been updated following the issuance of a ‘Dear CFO’ letter by the PRA. The revised format continues to satisfy the recommendations of the Enhanced Disclosure Task Force on encumbrance disclosure.
b	Excluding cash collateral and settlement balances.
c	Includes both encumbered and unencumbered assets. Assets within this category that have been encumbered are disclosed as assets pledged in Note 40 to the financial statements.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 163

Asset encumbrance[a]
		Assets encumbered as a result of transactions with counterparties other than central banks					Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets	Assets not positioned at the central bank
On-balance sheet As at 31 December 2014	Assets £bn	As a result of covered bonds £bn	As a result of securitis- ations £bn	Other £bn	Total £bn	positioned at the central banks[c] £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and Reverse repos £bn	Total £bn
Cash and balances at central banks	37.8	–	–	–	–	–	37.8	–	–	–	37.8
Trading portfolio assets	111.9	–	–	50.7	50.7	–	61.2	–	–	–	61.2
Financial assets at fair value	34.2	–	–	2.3	2.3	–	3.5	20.7	2.5	5.2	31.9
Derivative financial instruments	438.6	–	–	–	–	–	–	–	–	438.6	438.6
Loans and advances – banks[b]	19.5	–	–	–	–	–	8.6	9.2	1.7	–	19.5
Loans and advances – customers[b]	311.1	20.4	9.2	10.3	39.9	93.4	8.7	169.1	–	–	271.2
Cash collateral	72.6	–	–	72.6	72.6	–	–	–	–	–	–
Settlement balances	30.8	–	–	–	–	–	–	–	30.8	–	30.8
Available for sale financial investments	82.0	–	–	9.3	9.3	–	70.0	0.5	2.2	–	72.7
Reverse repurchase agreements	131.7	–	–	–	–	–	–	–	–	131.7	131.7
Non-current assets held for sale	15.6	–	1.5	–	1.5	5.1	0.2	8.3	0.5	–	14.1
Other financial assets	18.8	–	–	–	–	–	–	–	18.8	–	18.8
Total on-balance sheet	1,304.6	20.4	10.7	145.2	176.3	98.5	190.0	207.8	56.5	575.5	1,128.3

Off-balance sheet
	Collateral received £bn	Collateral received of which on- pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn
Fair value of securities accepted as collateral	395.7	313.0	79.9	–	2.8
Total unencumbered collateral			269.9	207.8	59.3

Notes

a	The format of this disclosure has been updated following the issuance of a ‘Dear CFO’ letter by the PRA. The revised format continues to satisfy the recommendations of the Enhanced Disclosure Task Force on encumbrance disclosure.
b	Excluding cash collateral and settlement balances.
c	Includes both encumbered and unencumbered assets. Assets within this category that have been encumbered are disclosed as assets pledged in Note 40 to the financial statements.

164 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

The cash value of repurchase and reverse repurchase transactions will typically differ from the market value of the collateral against which these transactions are secured by an amount referred to as a haircut (or over-collateralisation). Typical haircut levels vary depending on the quality of the collateral that underlies these transactions. For transactions secured against extremely liquid fixed income collateral, lenders demand relatively small haircuts (typically ranging from 0-2%). For transactions secured against less liquid collateral, haircuts vary by asset class (typically ranging from 5-10% for corporate bonds and other less liquid collateral).

As at 31 December 2015, the significant majority of repurchases related to matched-book activity. The Group may face refinancing risk on the net maturity mismatch for matched-book activity.

Net matched-book activity[a,b]
Negative number represents net repurchase agreement (net liability)	Less than one month £bn	One month to three months £bn	Over three months £bn
As at 31 December 2015
Extremely liquid fixed income	(12.9)	7.3	5.6
Liquid fixed income	0.3	0.6	(0.9)
Equities	7.0	(1.5)	(5.5)
Less liquid fixed income	1.6	(0.4)	(1.2)
Total	(4.0)	6.0	(2.0)
As at 31 December 2014
Extremely liquid fixed income	(8.9)	6.3	2.6
Liquid fixed income	(0.1)	0.5	(0.4)
Equities	8.9	(3.0)	(5.9)
Less liquid fixed income	1.2	0.3	(1.5)
Total	1.1	4.1	(5.2)

The residual repurchase agreement activity is the firm-financing component and reflects the Group funding of a portion of its trading portfolio assets. The primary risk related to firm-financing activity is the inability to roll-over transactions as they mature. However, 50% (2014: 54%) of firm-financing activity was secured against highly liquid assets.

Firm financing repurchase agreementsa,[b]
	Less than one month £bn	One month to three months £bn	Over three months £bn	Total £bn
As at 31 December 2015
Extremely liquid fixed income	28.8	8.3	0.3	37.4
Liquid fixed income	2.0	0.6	1.1	3.7
Highly liquid	10.9	6.3	10.2	27.4
Less liquid	2.7	1.1	1.9	5.7
Total	44.4	16.3	13.5	74.2
As at 31 December 2014
Extremely liquid fixed income	33.4	4.1	2.2	39.7
Liquid fixed income	3.6	0.3	0.6	4.5
Highly liquid	13.1	5.0	4.1	22.2
Less liquid	2.3	1.3	3.3	6.9
Total	52.4	10.7	10.2	73.3

Notes

a	Includes collateral swaps.
b	Includes financing positions for prime brokerage clients which are reported as customer payables/receivables on-balance sheet.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 165

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also subscribe to independent credit rating agency reviews by Standard & Poor’s (S&P), Moody’s, Fitch and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance.

Credit ratings[a]
As at 31 December 2015	Standard & Poor’s	Moody’s	Fitch
Barclays Bank PLC
Long-term	A- (Stable)	A2 (Stable)	A (Stable)
Short-term	A-2	P-1	F1
Stand-alone rating	BBB+	BAA2	A
Barclays PLC
Long-term	BBB (Stable)	Baa3 (Stable)	A (Stable)
Short-term	A-2	P-3	F1

Barclays’ ratings carry a stable outlook with S&P, Moody’s and Fitch. Fitch affirmed the ratings in December 2015 as part of its periodic review, noting the balance of Barclays’ stable PCB and strong Barclaycard businesses against the Investment Bank and Barclays Non-Core performance.

Credit rating agencies took industry wide actions in 2015 driven by evolving resolution frameworks. This involved the reassessment of the likelihood of sovereign support resulting in downward pressure on senior credit ratings. They also updated their methodologies which provided some mitigation to reflect the subordination of junior debt available to absorb losses ahead of senior bank creditors.

As a consequence, S&P downgraded Barclays PLC, the holding company, by two notches and Barclays Bank PLC, the operating company, by one notch in H115. Moody’s downgraded Barclays PLC by three notches while affirming the rating of Barclays Bank PLC also in H115. There was no impact on Barclays’ stand-alone credit ratings with all credit rating agencies.

During the year, Barclays also solicited issuer ratings from R&I for which they assigned ratings of A- for Barclays PLC and A for Barclays Bank PLC with stable outlooks.

Contractual credit rating downgrade exposure (cumulative cash flow)
	Cumulative cash outflow
	One-notch downgrade £bn	Two-notch downgrade £bn
As at 31 December 2015
Securitisation derivatives	2	3
Contingent liabilities	1	1
Derivatives margining	–	1
Liquidity facilities	1	1
Total contractual funding or margin requirements	4	6

As at 31 December 2014
Securitisation derivatives	5	6
Contingent liabilities	8	8
Derivatives margining	–	1
Liquidity facilities	1	2
Total contractual funding or margin requirements	14	17

Note

a	Refers to Standard & Poor’s Stand-Alone Credit Profile (SACP), Moody’s Bank Financial Strength Ratio (BFSR)/Baseline Credit Assessment (BCA) and Fitch Viability Rating (VR).

166 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – liquidity

Liquidity management at BAGL Group (audited)

Liquidity risk is managed separately at BAGL Group due to local currency, funding and regulatory requirements.

In addition to the Group liquidity pool, as at 31 December 2015, BAGL Group held £6bn (2014: £7bn) of liquidity pool assets against BAGL specific anticipated stressed outflows. The liquidity pool consists of notes and coins, central bank deposits, government bonds and Treasury bills.

The BAGL loan to deposit ratio as at 31 December 2015 was 102% (2014: 102%).

As at 31 December 2015, BAGL had £9bn (2014: £9bn) of wholesale funding outstanding, of which £5bn (2014: £5bn) matures in less than 12 months.

Additional information on liquidity management at BAGL can be found in the Barclays Africa Group Annual Report.

Contractual maturity of financial assets and liabilities (audited)

The table on the next page provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the ‘on demand’ column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in other assets and other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 167

Contractual maturity of financial assets and liabilities (including BAGL) (audited)
As at 31 December 2015	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	49,580	131	–	–	–	–	–	–	–	–	49,711
Items in the course of collection from other banks	631	380	–	–	–	–	–	–	–	–	1,011
Trading portfolio assets	77,348	–	–	–	–	–	–	–	–	–	77,348
Financial assets designated at fair value	5,692	46,941	1,722	1,372	583	1,021	587	424	867	16,172	75,381
Derivative financial instruments	326,772	28	3	1	53	328	61	257	147	59	327,709
Loans and advances to banks	5,354	31,539	1,954	366	468	588	991	43	12	34	41,349
Loans and advances to customers	29,117	76,337	13,935	7,084	12,332	27,616	27,318	48,707	50,737	106,034	399,217
Reverse repurchase agreements and other similar secured lending	2	24,258	3,296	292	205	74	35	1	24	–	28,187
Available for sale investments	467	2,396	1,792	4,936	2,088	11,537	14,659	17,898	21,445	13,049	90,267
Other financial assets	–	1,304	–	–	–	100	–	–	–	–	1,404
Total financial assets	494,963	183,314	22,702	14,051	15,729	41,264	43,651	67,330	73,232	135,348	1,091,584
Other assets[a]											28,428
Total assets											1,120,012
Liabilities
Deposits from banks	5,717	38,720	1,355	540	335	97	9	67	236	4	47,080
Items in the course of collection due to other banks	1,013	–	–	–	–	–	–	–	–	–	1,013
Customer accounts	312,921	80,114	7,605	4,253	5,304	2,845	912	1,654	622	2,012	418,242
Repurchase agreements and other similar secured borrowing	66	17,346	3,479	1,975	876	843	52	–	398	–	25,035
Trading portfolio liabilities	33,967	–	–	–	–	–	–	–	–	–	33,967
Financial liabilities designated at fair value	319	52,185	3,152	3,470	2,317	6,093	5,458	7,446	4,139	5,533	90,112
Derivative financial instruments	323,786	80	92	49	49	42	13	57	70	14	324,252
Debt securities in issue	50	14,270	5,615	4,322	4,469	10,164	4,797	13,037	10,028	2,398	69,150
Subordinated liabilities	2	–	–	9	28	1,254	2,994	2,194	8,741	6,245	21,467
Other financial liabilities	–	2,685	–	–	–	1,075	–	–	–	–	3,760
Total financial liabilities	677,841	205,400	21,298	14,618	13,378	22,413	14,235	24,455	24,234	16,206	1,034,078
Other liabilities[a]											20,070
Total liabilities											1,054,148
Cumulative liquidity gap	(182,878)	(204,964)	(203,560)	(204,127)	(201,776)	(182,925)	(153,509)	(110,634)	(61,636)	57,506	65,864

Note

a	Other assets includes balances of £7,364m (2014: £15,574m) and other liabilities includes balances of £5,997m (2014: £13,115m) relating to amounts held for sale. Please refer to Note 44 for details.

168 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – liquidity

Contractual maturity of financial assets and liabilities (including BAGL) (audited)
As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	39,466	229	–	–	–	–	–	–	–	–	39,695
Items in the course of collection from other banks	828	382	–	–	–	–	–	–	–	–	1,210
Trading portfolio assets	114,717	–	–	–	–	–	–	–	–	–	114,717
Financial assets designated at fair value	5,732	3,139	1,540	797	602	2,696	1,322	1,253	1,038	18,538	36,657
Derivative financial instruments	438,270	26	6	8	7	204	274	443	439	232	439,909
Loans and advances to banks	5,875	31,138	3,236	225	944	404	233	20	36	–	42,111
Loans and advances to customers	24,607	99,208	9,225	6,900	9,241	35,477	24,653	48,486	54,168	115,802	427,767
Reverse repurchase agreements and other similar secured lending	144	117,977	9,857	2,013	941	28	116	109	22	546	131,753
Available for sale investments	513	1,324	2,045	3,576	844	10,804	16,705	10,107	23,683	16,465	86,066
Other financial assets	–	1,469	–	–	–	176	–	–	–	–	1,645
Total financial assets	630,152	254,892	25,909	13,519	12,579	49,789	43,303	60,418	79,386	151,583	1,321,530
Other assets[a]											36,376
Total assets											1,357,906
Liabilities
Deposits from banks	7,978	48,155	1,041	504	298	187	95	69	57	6	58,390
Items in the course of collection due to other banks	1,177	–	–	–	–	–	–	–	–	–	1,177
Customer accounts	317,449	86,626	7,284	5,442	3,245	4,208	494	1,219	713	1,024	427,704
Repurchase agreements and other similar secured borrowing	40	111,766	7,175	2,847	1,989	119	116	–	427	–	124,479
Trading portfolio liabilities	45,124	–	–	–	–	–	–	–	–	–	45,124
Financial liabilities designated at fair value	665	6,554	3,493	4,056	3,244	7,015	5,524	9,573	6,174	8,851	55,149
Derivative financial instruments	438,623	29	7	12	5	62	69	78	268	167	439,320
Debt securities in issue	10	19,075	11,146	9,712	4,791	7,568	10,560	10,350	11,376	1,511	86,099
Subordinated liabilities	–	235	48	15	–	37	1,259	1,947	10,938	6,674	21,153
Other financial liabilities	–	3,060	–	–	–	815	–	–	–	–	3,875
Total financial liabilities	811,066	275,500	30,194	22,588	13,572	20,011	18,117	23,236	29,953	18,233	1,262,470
Other liabilities[a]											29,478
Total liabilities											1,291,948
Cumulative liquidity gap	(180,914)	(201,522)	(205,807)	(214,876)	(215,869)	(186,091)	(160,905)	(123,723)	(74,290)	59,060	65,958

Expected maturity dates do not differ significantly from the contract dates, except for:

▪	trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies

▪	retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers, both numerically and by depositor type (see behavioural maturity profile on page 160) and

▪	financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

Note

a	Other assets includes balances of £7,364m (2014: £15,574m) and other liabilities includes balances of £5,997m (2014: £13,115m) relating to amounts held for sale. Please refer to Note 44 for details.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 169

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

Contractual maturity of financial liabilities – undiscounted (including BAGL Group) (audited)
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2015
Deposits from banks	5,717	38,721	1,357	877	108	70	239	10	47,099
Items in the course of collection due to other banks	1,013	–	–	–	–	–	–	–	1,013
Customer accounts	312,921	80,142	7,640	9,655	3,858	1,854	744	3,087	419,901
Repurchase agreements and other similar secured lending	66	17,349	3,482	2,853	898	–	491	–	25,139
Trading portfolio liabilities	33,967	–	–	–	–	–	–	–	33,967
Financial liabilities designated at fair value	319	52,202	3,165	5,830	11,851	7,840	4,690	8,694	94,591
Derivative financial instruments	323,786	81	94	102	57	59	80	16	324,275
Debt securities in issue	50	14,352	5,845	9,277	16,777	14,175	11,276	4,547	76,299
Subordinated liabilities	2	253	403	344	6,057	3,737	9,969	6,313	27,078
Other financial liabilities	–	2,685	–	–	1,075	–	–	–	3,760
Total financial liabilities	677,841	205,785	21,986	28,938	40,681	27,735	27,489	22,667	1,053,122

As at 31 December 2014
Deposits from banks	7,978	48,155	1,042	804	287	75	62	29	58,432
Items in the course of collection due to other banks	1,177	–	–	–	–	–	–	–	1,177
Customer accounts	317,449	86,659	7,364	8,854	4,851	1,399	1,046	2,218	429,840
Repurchase agreements and other similar secured lending	40	111,769	7,178	4,837	236	–	428	–	124,488
Trading portfolio liabilities	45,124	–	–	–	–	–	–	–	45,124
Financial liabilities designated at fair value	665	6,561	3,508	7,378	12,854	10,285	7,170	14,273	62,694
Derivative financial instruments	438,623	30	7	17	137	85	314	341	439,554
Debt securities in issue	10	19,481	11,406	14,952	19,416	11,352	12,075	2,760	91,452
Subordinated liabilities	–	380	324	171	1,403	4,339	11,218	6,683	24,518
Other financial liabilities	–	3,060	–	–	815	–	–	–	3,875
Total financial liabilities	811,066	276,095	30,829	37,013	39,999	27,535	32,313	26,304	1,281,154

170 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Funding risk – liquidity

Maturity of off-balance sheet commitments received and given (audited)

The table below presents the maturity split of the Group’s off-balance sheet commitments received and given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments received (including BAGL)
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2015
Guarantees, letters of credit and credit insurance	6,329	138	4	5	32	84	12	97	4	17	6,722
Forward starting repurchase agreements[a]	–	392	–	73	–	–	–	–	–	–	465
Total off-balance sheet commitments received	6,329	530	4	78	32	84	12	97	4	17	7,187

As at 31 December 2014
Guarantees, letters of credit and credit insurance	6,571	60	37	38	39	152	138	203	65	–	7,303
Forward starting repurchase agreements[a]	–	10,778	–	–	–	–	–	–	–	–	10,778
Total off-balance sheet commitments received	6,571	10,838	37	38	39	152	138	203	65	–	18,081

Maturity analysis of off-balance sheet commitments given (including BAGL) (audited)
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2015
Contingent liabilities	17,421	933	493	140	590	423	158	161	164	138	20,621
Documentary credits and other short-term trade-related transactions	617	30	10	–	61	119	–	8	–	–	845
Forward starting reverse repurchase agreements[a]	–	93	–	–	–	–	–	–	–	–	93
Standby facilities, credit lines and other commitments	274,020	1,152	1,564	1,116	1,071	873	554	906	78	35	281,369
Total off-balance sheet commitments given	292,058	2,208	2,067	1,256	1,722	1,415	712	1,075	242	173	302,928

As at 31 December 2014
Contingent liabilities	17,304	1,770	352	162	102	410	55	83	1,037	49	21,324
Documentary credits and other short-term trade-related transactions	869	75	13	–	19	115	–	–	–	–	1,091
Forward starting reverse repurchase agreements[a]	–	13,735	–	121	–	–	–	–	–	–	13,856
Standby facilities, credit lines and other commitments	262,540	4,045	1,722	844	646	3,638	877	1,846	137	20	276,315
Total off-balance sheet commitments given	280,713	19,625	2,087	1,127	767	4,163	932	1,929	1,174	69	312,586

Note

a	Forward starting reverse repurchase and repurchase agreements were previously disclosed as loan commitments. Following the business designation of reverse repurchase and repurchase agreements at fair value through profit and loss, new forward starting reverse repurchase and repurchase agreements are within the scope of IAS 39 and are recognised as derivatives on the balance sheet.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 171

Risk review

Risk performance

Operational risk

Analysis of operational risk

Operational risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.

This section provides an analysis of the Group’s operational risk profile, including events which have had a significant impact in 2015.

A small reduction in the number of recorded incidents occurring during the period

83%

of the Group’s net reportable operational risk events had a loss value of £50,000 or less

67%

of events are due to external fraud

172 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

All disclosures in this section (page 173) are unaudited.

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

The Operational Principal Risk comprises the following Key Risks: External suppliers, Financial crime, Financial reporting, Fraud, Information, Legal, Payments process, People, Premises and security, Taxation, Technology (including cyber security) and Transaction operations. For definitions of these key risks see page 106. In order to ensure complete coverage of the potential adverse impacts on the Group arising from Operational risk, the Operational risk taxonomy extends beyond the Operational key risks listed above to cover areas included within Conduct risk.

This section provides an analysis of the Group’s operational risk profile, including events, those which are above the Bank’s reportable threshold, which have had a financial impact in 2015.

For more information on Conduct risk events please see page 175.

Summary of performance in the period

During 2015, total operational risk lossesa increased to £241.3m (2014: £143.9m) with a 3% reduction in number of recorded events as compared to last year driven by a limited number of events in execution, delivery and process management category.

Losses were mainly due to execution, delivery and process management impacts, external fraud and business disruption and system failures.

Operational risk profile

Within operational risk a high proportion of risk events have a low associated financial cost and a very small proportion of operational risk events will have a material impact on the financial results of the Group. In 2015, 82.6% (2014: 78.0%) of the Group’s net reportable operational risk events had a value of £50,000 or less and accounted for 11.1% (2014: 30.5%) of the Group’s total net loss impact.

The analysis below presents the Group’s operational risk events by Basel event category:

▪	Execution, delivery and process management impacts increased to £137.5m (2014: £81.3m) and accounted for 57.0% (2014: 56.5%) of overall operational risk losses. The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis. The increases in impacts were largely driven by limited number of events with higher loss values

▪	External fraud (66.6%) is the category with the highest frequency of events where high volume, low value events are also consistent with industry experience, driven by debit and credit card fraud. This accounted for 27.4% of overall operational risk losses in the year from 29.7% last year.

The Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review from the Governance Risk and Control Committees for each of the key risks. External fraud and technology are highlighted as key operational risk exposures. Developments of enhanced fraud prevention and transaction profiling tools underway to combat increasing external fraud frequency especially in the credit cards, digital banking, unauthorised trading and social engineering.

Cyber security risk continues to be an area of attention given the increasing sophistication and scope of potential cyber-attack. Risks to technology and Cyber security change rapidly and require continued focus and investment.

For further information see Risk management section pages 106 to 107.

Note

a	Figures include operational risk losses for reportable events having impact of +/- £10,000 and exclude events that are conduct risk, aggregated and boundary events. A boundary event is an operational risk event that results in a credit risk impact.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 173

Risk review

Risk performance

Conduct risk

Analysis of conduct risk

Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays because of inappropriate judgement in the execution of our business activities.

This section details Barclays’ conduct risk profile and provides information on key 2015 risk events and risk mitigation actions Barclays has taken.

Conduct risk

5.4/10 on the conduct

Reputation Balanced

Scorecard Measure

Driven by improvements in the following components:

▪	Operates openly and transparently

▪	Has high quality products and services

▪	Delivers value for money for customers and clients

174 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Risk performance

Conduct risk

Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays because of inappropriate judgement in the execution of our business activities.

All disclosures in this section (pages 175 to 176) are unaudited unless otherwise stated

Conduct risk

Doing the right thing in the right way and providing suitable products and services for customers and clients is central to Barclays’ strategy. Barclays is committed to Group-wide changes to business practices, governance and mindset and behaviours so that good customer outcomes and protecting market integrity are integral to the way Barclays operates. Improving our reputation in the market will demonstrate to customers that in Barclays they have a partner they can trust.

The FCA expects Barclays Board and Senior Management, supported by a governance structure and suitable management information to: have oversight of and mitigate conduct risks; consistently promote appropriate conduct outcomes; and drive the embedding of a conduct focused culture.

A key driver in delivering effective structural reform is balancing regulatory requirements and ensuring good outcomes for customers. The structural reform programme expects conduct risks to be managed through existing committees with escalation to the Structural Reform Programme Implementation Steering Committee as appropriate.

Furthermore, Barclays is working to implement new regulatory requirements related to Individual Accountability which apply to all UK banks and certain investment firms. The three new interlinking elements under the new rules on Strengthening Personal Accountability are: Senior Managers Regime, Certification Regime and a new set of Conduct Rules. These represent some of the most important regulatory changes in banking to date. At Barclays, we welcome these changes, and recognise the importance of how strengthening personal accountability will enhance the way we work, and will provide us with a framework to demonstrate our integrity and professionalism.

Reputation risk

Reputation risk is designated as a key risk by Barclays. It is defined as the risk of damage to the Group’s brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical. While reputation risk can arise anywhere in the business, it is aligned with the Conduct Principal Risk due to the significant correlation between them as issues relating to conduct have material reputation impact.

The Reputation Key Risk Framework governs how Barclays’ businesses and functions implement effective risk management in this area, including identification, evaluation, prioritisation, mitigation, escalation and reporting of current and emerging reputation risks. Forward looking reputation risk horizon scanning is undertaken centrally and validated via ongoing stakeholder dialogue with a variety of relevant opinion formers. This provides an informed and broad view of the external reputation environment and identifies issues and themes likely to impact the reputation of Barclays and the finance sector.

Summary of performance in the period

Throughout 2014 the Conduct Risk Programme designed relevant governance, reporting, training, and definition of roles and responsibilities, and from January 2015 conduct risk management was fully integrated within the businesses.

Following stakeholder feedback additional improvements have been made to enhance conduct risk management in 2015. The main aims have been to:

▪	simplify the governance processes

▪	improve the quality, completeness and reliability of Management information reported, including reporting against forward looking risk indicators

▪	improve the quality of Conduct Material Risk Assessment through more explanation of what good looks like and provision of targeted support to both the business and Compliance

▪	develop more productive relationships with internal stakeholders and other control functions, including colleagues across Compliance

▪	increase staff awareness of Conduct risk through e-learning

▪	align Conduct risk management more closely with HR colleagues

▪	build a relationship with Operational risk to leverage technology and in recognition of the high level of crossover between the two risks

▪	improve the consideration of Conduct risk in strategy setting and review processes.

Throughout 2015, conduct risks were raised by businesses for consideration by the RepCo. RepCo has reviewed the risks raised and whether the management actions proposed were appropriate to ensure conduct risks were managed effectively.

Below are general themes of conduct risk and control discussed by Senior Management at the RepCo in 2015.

▪	Barclays continues to be party to litigation and regulatory actions involving claimants who consider that inappropriate conduct by the Group has caused damage. Details in respect of such investigations and related litigation are included in Note 29 Legal, competition and regulatory matters on page (261).

▪	The need to ensure that customers, and especially vulnerable customers, experiencing financial difficulty are treated appropriately and with due regard to their circumstances as a means to ensuring good customer outcomes.

▪	There are potential risks arising from conflicts of interest, including those related to the benchmark submission process. While primarily relevant to the Investment Bank, these potential risks may also impact the corporate and retail customer base. Barclays seeks to mitigate these risks by the maintaining of clear operating models and effective identification and management of conflicts of interest controls and supervisory oversight.

▪	The risk of mismanagement of customer data.

▪	Due to the volume and pace of strategic change, good customer outcomes are not sufficiently considered and achieved.

▪	Customers have degraded access to systems and information such as transaction delays, inability to access funds and incorrect information, increased risk of fraudulent activity and payment delays.

▪	The risk of digitisation that automated channels may not deliver the services that customers expect, the impact on vulnerable customers, fraud and cyber security risk. The need for strong and robust product design to ensure the minimisation or avoidance of adverse customer outcomes through the sale of products, services and advice inappropriate for a target market.

▪	Client assets sourcebook (CASS) – Due to the unprecedented level of change the firm is to implement over the next 12 months, the current stable environment relating to CASS is affected.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 175

Such conduct related themes also carry material reputation risk implications. Another area of reputation risk that continues to intensify relates to public, regulatory and political concerns around the integration of climate change issues and impacts into finance sector operations and strategy.

▪	The intergovernmental conference on climate change in December 2015 agreed to keep global warming to within 2ºC, which will require significant and far reaching policy and regulation to constrain the combustion of fossil fuel reserves. This will impact many sectors, however, there has been significant activity during 2015 on furthering the finance sector’s understanding of the potential financial, operational and strategic implications of climate change. In particular, the Financial Stability Board (FSB) recommended a proposal to the G20 for the creation of an industry-led disclosure task force on climate-related risks in November 2015. This taskforce has been established with the mandate to consider the physical, liability and transition risks associated with climate change; identify effective corporate financial disclosures and develop a set of recommendations for climate-related disclosures. Improving the quality and consistency of climate financial risk disclosures by companies will enable the effective disclosure and analysis of material information by lenders, insurers, investors and other stakeholders.

Barclays participates in a number of industry groups looking at these issues and is assessing the implications for our global business.

Increasing the awareness of all staff of the importance of good customer outcomes and protecting market integrity has been a priority in 2015. Over 97% of Barclays staff have successfully completed training in this area.

The Group continued to incur significant costs in relation to litigation and conduct matters, please refer to Note 29 Legal, competition and regulatory matters and Note 27 Provisions for further detail. Litigation and conduct charges include customer redress as well as expenses including damages, fines, remediation of affected customers or clients, other penalties or settlements incurred in connection with legal, competition and regulatory matters.

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

As a result of increased awareness and early consideration of conduct risk in the business, a number of actions have been taken to improve customer outcomes including:

▪	proactive consideration and management of potential customer detriment associated with Barclays’ strategy to simplify its business and product. For example, change programmes monitoring customers subject to multiple changes including platform and online migrations

▪	application of more stringent residential mortgage requirements to buy-to-let mortgage applicants, ensuring better lending decisions

▪	enhanced surveillance monitoring in the Investment Bank identifying and proactively managing activity which appear to cause unusual market impact

▪	improvements in key areas such as bereavement and power of Attorney and ongoing training to equip staff to support customers in vulnerable circumstances and

▪	separation plans of Non-Core businesses to consider customer outcomes.

Salz recommendations

The Board commissioned a review of Barclays’ business practices in July 2012, led by Sir Anthony Salz. The report contained 34 recommendations that can be categorised broadly under Regulatory, Culture, Board Governance, People Pay and Management Oversight and Risk Management. Please refer to previous annual updates for further detail of past actions taken. All actions to implement the recommendations have been completed and independently validated. The Group continues to monitor the actions to ensure that they become fully embedded throughout the organisation.

Conduct reputation measure

To aid monitoring of progress in the management of conduct, a ‘Conduct Reputation’ measure is included within Barclays’ Balanced Scorecard. The conduct measure is developed through a conduct and reputation survey, undertaken by YouGov, across a range of respondents including business and political stakeholders, the media, NGOs, charities and other opinion formers across key geographies (the UK, Europe, Africa, the US and Asia).

In 2015 Barclays made progress on its Conduct measure recording a score of 5.4 (2014: 5.3). ‘Operates openly and transparently’, ‘Has high quality products and services’ and ‘Delivers value for money for customers and clients’ have all improved according to audience perception. Performance on two components, ‘Treats staff well at all levels of the business’ and ‘it can be trusted’ have declined slightly. In terms of target we are below where we would like to be for 2015, although overall progress on the measure is in line with our expectations and puts our 2018 target within reach.

176 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Supervision and regulation

Supervision of the Group

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business. These apply to business operations, affect financial returns and include reserve and reporting requirements and prudential and conduct of business regulations. These requirements are set by the relevant central banks and regulatory authorities that authorise, regulate and supervise the Group in the jurisdictions in which it operates. The requirements reflect global standards developed by, among others, the Basel Committee on Banking Supervision (BCBS) and the International Organization of Securities Commissions. They also reflect requirements imposed directly by, or derived from, EU legislation.

In the UK, the BoE has responsibility for monitoring the UK financial system as a whole. The day-to-day regulation and supervision of the Group is divided between the PRA – which is established as part of the Bank of England – and the Financial Conduct Authority (FCA).

In addition, the Financial Policy Committee (FPC) of the BoE has significant influence on the prudential requirements that may be imposed on the banking system through powers of direction and recommendation. The FPC has direction powers over leverage ratios and sectoral capital requirements, which it sets in relation to exposures to specific sectors judged to pose a risk to the financial system as a whole and which apply to all UK banks and building societies generally, rather than to the Group specifically. The government has also made the FPC responsible for the Basel III countercyclical capital buffer, introduced in the EU under the CRD and CRR (collectively known as CRD IV).

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

The regulation and supervision of conduct matters is the responsibility of the FCA. FCA regulation of the Group is carried out through a combination of continuous assessment; regular thematic and project work based on the FCA’s sector assessments, which analyse the different areas of the market and the risks that may lie ahead; and responding to crystallised risks, seeking to ensure remediation as appropriate.

Global regulatory developments

Regulatory change continues to affect all large financial institutions; globally notably through the G20, Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), regionally through the EU and nationally, especially in the UK and US. Further changes to prudential requirements and further refinements to the definitions of capital and liquid assets may affect the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. Similarly, increased requirements in relation to capital markets activities and to market conduct requirements may affect the Group’s planned activities and could increase costs and thereby contribute to adverse impacts on the Group’s earnings.

The programme of reform of the global regulatory framework previously agreed by G20 Heads of Government in April 2009 has continued to be taken forward throughout 2015 and into 2016.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme in relation to the financial services industry. It has focused particularly on the risks posed by systemically important financial institutions. In 2011, G20 Heads of Government adopted FSB proposals to reform the regulation of Global Systematically Important Financial Institutions (G-SIFIs), including Global Systematically Important Banks (G-SIBs). A key element of this programme is that G-SIFIs should be capable of being resolved without recourse to taxpayer support. Barclays has been designated a G-SIB by the FSB. G-SIBs are subject to a number of requirements, including additional loss absorption capacity above that required by Basel III standards (see below). The surcharges rise in increments from 1% to 2.5% of risk weighted assets (with an empty category of 3.5% for institutions that increase the extent of the systemic risk they pose which is intended to discourage institutions from developing their business in a way that heightens their systemic nature). This additional buffer must be met with common equity.

In its November 2015 list of G-SIBs, the FSB confirmed Barclays position in a category that requires it to meet a 2% surcharge. The additional loss absorbency requirements apply to those financial institutions identified in November 2014 as G-SIBs and will be phased in starting from January 2016, with full implementation due to have taken place by January 2019. G-SIBs have also been required to meet higher supervisory expectations for data aggregation capabilities since 1 January 2016. In the EU the requirements for a systemic risk buffer have been implemented through mechanisms under CRD IV.

The BCBS issued the final guidelines on Basel III capital and liquidity standards in June 2011, with revisions to counterparty credit risk in July and November 2011. Regulatory liquidity revisions were agreed in January 2013 to the definitions of high quality liquid assets and net cash outflows for the purpose of calculating the Liquidity Coverage Ratio, as well as establishing a timetable for phasing in the standard from January 2016. The requirements of Basel III as a whole are subject to a number of transitional provisions that run to the end of 2018. The Group is, however, primarily subject to the EU’s implementation of the Basel III standard through CRD IV (see below).

The BCBS also maintains a number of active workstreams that will affect the Group. In January 2016, the BCBS endorsed a new market risk framework, including rules made as a result of its fundamental review of the trading book, which will take effect in 2019. The Committee also continues to focus on the consistency of risk weighting of assets and explaining the variations between banks. This includes revisions to the standardised rules for credit risk, counterparty credit risk, CVA volatility risk and operational risk. The Committee is also considering whether to limit the use of internal models in certain areas (for example, removing the Advanced Measurement Approach for operational risk) and applying RWA floors based on the standardised approaches. The final standards for measuring and controlling large exposures were published by the Basel Committee in April 2014 to take effect in 2019. Also in April 2014, the Basel Committee published the final standard for calculating regulatory capital for banks’ exposure to Central Counterparties (CCPs). In conjunction with the International Organization of Securities Commissions, the BCBS published a revised version of the framework for margin requirements for non-centrally cleared derivatives in March 2015, which recommends the phasing in of requirements for initial and variation margin from 1 September 2016.

In November 2015 the FSB finalised its proposals to enhance the loss absorbing capacity of G-SIBs to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution to implement an orderly resolution which minimises the impact on financial stability, ensures the continuity of critical functions and avoids exposing taxpayers to losses. To this end, the FSB has set a new minimum requirement for ‘Total Loss Absorbing Capacity’ (TLAC). From 1 January 2019, the FSB will expect Barclays and other G-SIBs to meet a minimum TLAC requirement of 16% of the risk weighted assets of their respective resolution groups, rising to 18% from 1 January 2022. From that time, G-SIBs will also be expected to hold TLAC equivalent to at least 6% of the Basel III leverage ratio denominator, rising to 6.75% from 1 January 2022. The BCBS is also consulting on the capital treatment of banks’ TLAC holdings from other issuers.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 177

Also in November 2015, Barclays re-adhered to a protocol which was developed by the International Swaps and Derivatives Association (ISDA) in coordination with the FSB to support cross-border resolution and reduce systemic risk. By re-adhering to this protocol Barclays is able, in ISDA Master Agreements and related credit support agreements, as well as certain repo and stock lending agreements, entered into with other adherents, to opt in to different resolution regimes such that cross-default and direct default rights that would otherwise arise under the terms of such agreements would be stayed temporarily (and in some circumstances overridden) on the resolution of one of the parties.

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

EU developments

The EU continues to develop its regulatory structure in response to the financial and Eurozone crises. At the December 2012 meeting of EU Finance Ministers it was agreed to establish a single supervisory mechanism within the Eurozone. The European Central Bank (ECB) has had responsibility for the supervision of the most significant credit institutions, financial holding companies or mixed financial holding companies within the Eurozone since November 2014. The ECB can also extend its supervision to institutions of significant relevance that have established subsidiaries in more than one participating member state and with significant cross-border assets or liabilities.

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

Responsibility for day-to-day supervision remains with national authorities and for banks, like Barclays Bank PLC, that are incorporated in countries that will not participate in the single supervisory mechanism, is expected to remain so. Barclays Bank PLC Italian and French branches are, however, also subject to direct supervision by the ECB.

Basel III and the capital surcharge for G-SIBs have been, or will be, implemented in the EU by CRD IV. The provisions of CRD IV either entered into force automatically on, or had to be implemented in member states by, 1 January 2014. Much of the ongoing and outstanding implementation is expected to be done through binding technical standards being developed by the EBA, that are intended to ensure a harmonised application of rules through the EU, some of which are still in the process of being developed and adopted.

A significant addition to the EU legislative framework for financial institutions has been the Bank Recovery and Resolution Directive (BRRD) which establishes a framework for the recovery and resolution of EU credit institutions and investment firms. The BRRD is intended to implement many of the requirements of the FSB’s ‘Key Attributes of Effective Resolution Regimes for Financial Institutions’. The BRRD entered into force in July 2014. All of the provisions of the BRRD had to be implemented in the law of EU Member States by 1 January 2015 except for those relating to bail-in which had to be implemented in Member States by 1 January 2016.

As implemented, the BRRD gives resolution authorities powers to intervene in and resolve a financial institution that is no longer viable, including through the transfers of business and, when implemented in relevant member states, creditor financed recapitalisation (bail-in within resolution) that allocates losses to shareholders and unsecured and uninsured creditors in their order of seniority, at a regulator determined point of non-viability that may precede insolvency. The concept of bail-in will affect the rights of unsecured creditors subject to any bail-in in the event of a resolution of a failing bank.

The BRRD also requires competent authorities to impose a ‘Minimum Requirement for own funds and Eligible Liabilities’ (‘MREL’) on financial institutions to facilitate the effective exercise of the bail-in tool referred to above. This will have to be co-ordinated with the FSB’s TLAC standards mentioned above and, as set out in more detail below, the BoE has stated that MREL for UK G-SIBs will be set consistently with those standards. The BRRD also requires the development of recovery and resolution plans at group and firm level. The BRRD sets out a harmonised set of resolution tools across the EU, including the power to impose a temporary stay on the rights of creditors to terminate, accelerate or close out contracts. There are also significant funding implications for financial institutions, which include the establishment of pre-funded resolution funds of 1% of covered deposits to be built up over 10 years, although the proposal envisages that national deposit guarantee schemes may be able to fulfil this function (see directly below). The UK Government uses the bank levy to meet the ex ante funding requirements set out in the BRRD.

The Directive on Deposit Guarantee Schemes provides that national deposit guarantee schemes should be pre-funded, with the funds to be raised over a number of years. The funds of national deposit guarantee scheme are to total 0.8% of the covered deposits of its members by the date 10 years after the entry into force of the recast directive. In the UK, the pre-funding requirements of the UK Financial Services Compensation Scheme are met through the bank levy.

In October 2012, a group of experts set up by the European Commission to consider possible reform of the structure of the EU banking sector presented its report. Among other things, the Group recommended the mandatory separation of proprietary trading and other high risk trading activities from other banking activities. The European Commission issued proposals to implement these recommendations in January 2014. These proposals would apply to institutions that have been identified as G-SIBs under CRD IV and envisage, among other things: (i) a ban on proprietary trading in financial instruments and commodities; and (ii) rules on the economic, legal, governance, and operational links between the separated trading entity and the rest of the banking group.

Contemporaneously, the European Commission also adopted proposals to enhance the transparency of shadow banking, especially in relation to securities financing transactions. These proposals have still yet to be considered formally by the European Parliament and by the Council.

178 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Supervision and regulation

The European Market Infrastructure Regulation (EMIR) has introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market, some of which are still to be brought in. When it is fully in force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives: to report specified details of every derivative contract that they enter to a trade repository (this requirement is already in force); implement risk management standards for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty (this requirement is also partly in force, but requirements relating to the mandatory provision of margin are to be phased in from 2016); and clear, through a central counterparty, over-the-counter derivatives, but only where those derivatives are subject to a mandatory clearing obligation. The obligation to clear derivatives will only apply to certain counterparties and specified types of derivative. EMIR has potential operational and financial impacts on the Group, including by imposing collateral requirements.

CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, uncleared over-the-counter derivative trades. Lower capital requirements for cleared derivatives trades are only available if the central counterparty through which the trade is cleared is recognised as a ‘qualifying central counterparty’ which has been authorised or recognised under EMIR (in accordance with binding technical standards).

Amendments to the Markets in Financial Instruments Directive (known as MiFID II) came into force in July 2014. These amendments take the form of a directive and a regulation, and will affect many of the investment markets in which the Group operates and the instruments in which it trades, and how it transacts with market counterparties and other customers. Changes to the MiFID regime include the introduction of a new type of trading venue (the organised trading facility), to capture non-equity trading that falls outside the current regime.

Investor protections have been strengthened, and new curbs imposed on high frequency and commodity trading. Pre- and post-trade transparency has been increased, and a new regime for third country firms introduced. The changes also include new requirements for non-discriminatory access to trading venues, central counterparties, and benchmarks, and harmonised supervisory powers and sanctions across the EU. While the final implementation date of MiFID II remains subject to discussions between various European bodies, member states will not have to apply the provisions of MiFID II until 3 January 2017 at the earliest, although recent communications by several European bodies has suggested that this date might be delayed by 12 months. Many of the provisions of MiFID II and its accompanying regulation will be implemented by means of technical standards to be drafted by ESMA. While ESMA has published its final report in respect of some of these technical standards, the impacts on the Group will not be clear until all of the relevant technical standards have been finalised and adopted.

Regulation in the UK

Recent developments in banking law and regulation in the UK have been dominated by legislation designed to ring-fence the retail and SME deposit-taking business of large banks. The content and the impact of this legislation are outlined above. The Banking Reform Act put in place a framework for this ring-fencing and secondary legislation passed in 2014 elaborated on the operation and application of the ring-fence. Ring-fencing rules have been consulted on by the PRA and the FCA and it is expected that final rules will be published during the first half of 2016 which will further determine how ring-fenced banks will be permitted to operate.

In addition to, and complementing a EU-wide stress testing exercise conducted on a sample of EU banks by the EBA, and in response to recommendations from the FPC, the BoE conducted a variant of the EU-wide stress test in 2014. The ‘UK variant’ test explored particular UK macroeconomic vulnerabilities facing the UK banking system. Key parameters of the test – including the design of the UK elements of the stress scenario – were designed by the BoE and approved by the FPC and the PRA. The BoE published key elements of its 2014 stress test in March 2015 and the results of its 2015 stress test on 1 December 2015. The FPC determined that no macroprudential actions on bank capital were required in response to the results of either test.

Both the PRA and the FCA have continued to develop and apply a more assertive approach to supervision and the application of existing standards. This may include application of standards that either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct. The PRA has implemented the European capital regime under CRD IV in the UK and has required banks to meet a 4.5% Pillar 1 CET1 requirement since 1 January 2015, which is up from 4% in 2014. The PRA has expected Barclays, in common with six other major UK banks and building societies, to meet a 7% CET1 ratio at the level of the consolidated Group since 1 January 2016.

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

On 1 April 2014 the FCA took over the regulation of consumer credit in the UK. This has led to a regulatory regime for consumer credit which is considerably more intensive and intrusive than was the case when consumer credit was regulated by the Office of Fair Trading.

In 2014 the PRA and the FCA consulted on new accountability mechanisms for individuals working in banks, including the introduction of a new ‘Senior Managers Regime’ (aimed at a limited number of individuals with senior management responsibilities within a firm) and a ‘Certification Regime’ (aimed at assessing and monitoring the fitness and propriety of a wider range of employees who could pose a risk of significant harm to the firm or any of its customers). This represents the implementation of recommendations made by the Parliamentary Committee on Banking Standards in this area. The FCA and PRA have published final rules on most aspects of the Senior Managers Regime and the regime will enter into force on 7 March 2016.

Resolution of UK banking groups

The Banking Act 2009 (the Banking Act) provides a regime to allow the BoE (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK, in consultation with the PRA and HM Treasury as appropriate. Under the Banking Act the BoE is given powers to: (i) make share transfer instruments pursuant to which all or some of the securities issued by a UK bank may be transferred to a commercial purchaser; (ii) the power to transfer all or some of the property, rights and liabilities of a UK bank to a commercial purchaser or a ‘bridge bank’, which is a company wholly owned by the BoE; and (iii) transfer the impaired or problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time. In addition, under the Banking Act, HM Treasury is given the power to take a bank into temporary public ownership by making one or more share transfer orders in which the transferee is a nominee of HM Treasury or a company wholly owned by HM Treasury. A share transfer instrument or share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such shares and bonds. Certain of these powers also extend to companies within the same group as a UK bank.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 179

The Banking Act also gives the authorities powers to override events of default or termination rights that might otherwise be invoked as a result of the exercise of the resolution powers. The Banking Act powers apply regardless of any contractual restrictions and compensation that may be payable in the context of both share transfer orders and property appropriation.

The resolution powers described above were supplemented with effect from 31 December 2014 by a ‘bail-in’ power introduced under the Banking Reform Act. This power allows for the cancellation or modification of one or more liabilities (with the exception of ‘excluded liabilities’).

Excluded liabilities include (among other things): deposits protected under a deposit insurance scheme, secured liabilities (to the extent that they are secured), client assets and assets with an original maturity of less than seven days which are owed to a credit institution or investment firm. The BoE’s new bail-in powers were brought into force with effect from 1 January 2015.

In a consultation paper published in 2015, the BoE indicated that during 2016 it would notify banks of the final MREL requirements which would apply to them from 1 January 2020, when the regime will become fully effective. The Bank intends to apply MREL standards on a transitional basis from 2016 until that time. As noted above, during the consultation process, the BoE announced that it intends to set MREL for UK G-SIBs consistently with the FSB’s TLAC standards, and will not set any TLAC requirement for a UK G-SIB which is separate from or different to its MREL.

Since 20 February 2015, UK banks and their parents have also been required to include in debt instruments, issued by them under the law of a non-EEA country, terms under which the relevant creditor recognises that the liability is subject to the exercise of bail-in powers by the BoE. Similar terms will be required in contracts governing other liabilities of UK banks and their parents if those liabilities are governed by the law of a non-EEA country, are not excluded liabilities under the Banking Act 2009 and are issued, entered into or arise after 31 December 2015. The PRA has made rules and will be consulting further in relation to contractual recognition of bail-in of liabilities governed by third country laws.

The Banking Act also gives the BoE the power to override, vary, or impose conditions or contractual obligations between a UK bank, its holding company and its group undertakings, in order to enable any transferee or successor bank to operate effectively after any of the resolution tools have been applied. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

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

In addition to establishing the FPC, PRA and FCA, the Financial Services Act 2012 among other things clarifies responsibilities between HM Treasury and the BoE in the event of a financial crisis by giving the Chancellor of the Exchequer powers to direct the BoE where public funds are at risk and there is a serious threat to financial stability. The Financial Services Act 2012 also establishes the objectives and accountabilities of the FPC, PRA and FCA; amends the conditions which need to be met by a firm before it can be authorised; gives the FPC, PRA and FCA additional powers, including powers of direction over unregulated parent undertakings (such as Barclays PLC) where this is necessary to ensure effective consolidated supervision of the Group; and gives the FCA a power to make temporary product intervention rules for a maximum period of six months, if necessary without consultation. The Financial Services Act 2013 also created a new criminal offence relating to the making of a false or misleading statement, or the creation of a false or misleading impression, in connection with the setting of a benchmark.

Structural reform of banking groups

In addition to providing for the bail-in stabilisation power referred to above, the Banking Reform Act requires, among other things: (i) the separation of the retail and SME deposit-taking activities of UK banks in the UK and branches of UK banks in the European Economic Area (EEA) into a legally distinct, operationally separate and economically independent entity, which will not be permitted to undertake a range of activities (so called ring-fencing); (ii) the increase of the loss absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than required under CRD IV and (iii) preference to deposits protected under the Financial Services Compensation Scheme if a bank enters insolvency.

The Banking Reform Act also implements key recommendations of the Parliamentary Commission on Banking Standards. Recommendations that have been implemented include: (i) the establishment of a reserve power for the PRA to enforce full separation of UK banks under certain circumstances; (ii) the creation of a ‘senior manager’s’ regime for senior individuals in the banking and investment banking sectors to ensure better accountability for decisions made; (iii) the establishment of a criminal offence of causing a financial institution to fail; and (iv) the establishment of a regulator for payment systems.

The Banking Reform Act is primarily an enabling statute which provides HM Treasury with the requisite powers to implement the policy underlying the legislation through secondary legislation. Secondary legislation relating to the ring-fencing of banks has now been passed. Parts of the secondary legislation became effective on 1 January 2015 and the rest will come into effect on 1 January 2019 by which date UK banks will be required to be compliant with the structural reform requirements. The PRA published ‘near final’ rules on the legal structure and governance of ring-fenced banks in May 2015 and a consultation paper on post-ring-fencing prudential requirements and intra-group arrangements (among other things) in October 2015. PRA final rules are expected in 2016.

Compensation schemes

Banks, insurance companies and other financial institutions in the UK are subject to a single compensation scheme (the Financial Services Compensation Scheme – FSCS) which operates when an authorised firm is unable or is likely to be unable to meet claims made against it by its customers because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the EEA are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in question in another EEA member state. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results.

180 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Risk review

Supervision and regulation

Regulation in the US

In the US, Barclays PLC, Barclays Bank PLC and their US subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956 (BHC Act), the USA PATRIOT Act of 2001 and the DFA. This legislation regulates the activities of Barclays, including its US banking subsidiaries and the US branches of Barclays Bank PLC, as well as imposing prudential restrictions, such as limits on extensions of credit by Barclays Bank PLC’s US branches and the US banking subsidiaries to a single borrower and to affiliates. The New York and Florida branches of Barclays Bank PLC are subject to extensive federal and state supervision and regulation by the Board of Governors of the Federal Reserve System (FRB) and, as applicable, the New York State Department of Financial Services and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Federal Deposit Insurance Corporation (FDIC), the Delaware Office of the State Bank Commissioner and the Consumer Financial Protection Bureau (CFPB). The deposits of Barclays Bank Delaware are insured by the FDIC. The licensing authority of each US branch of Barclays Bank PLC has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank PLC located in the state of the office it licenses or to revoke or suspend such licence. Such circumstances generally include violations of law, unsafe business practices and insolvency.

Barclays PLC and Barclays Bank PLC are bank holding companies registered with the FRB, which exercises umbrella supervisory authority over Barclays’ US operations. Barclays is required to implement by July 2016 a US intermediate holding company (IHC) which will hold substantially all of Barclays’ US subsidiaries and assets (including Barclays Capital Inc. and Barclays Bank Delaware, other than Barclays’ US branches and certain other assets and subsidiaries). This IHC will also be a US bank holding company and generally regulated as such under the BHC Act. As part of this supervision, the IHC will also generally be subject to substantially similar enhanced prudential supervision requirements as US bank holding companies of similar size, including: (i) regulatory capital requirements and leverage limits; (ii) mandatory stress testing of capital levels , and submission of a capital plan; (iii) supervisory approval of capital distributions by the IHC to Barclays Bank PLC; (iv) additional substantive liquidity requirements, including requirements to conduct monthly internal liquidity stress tests for the IHC (and also, separately, for Barclays Bank PLC’s US branch network), and to maintain a 30-day buffer of highly liquid assets; (v) other liquidity risk management requirements, including compliance with liquidity risk management standards established by the FRB, and maintenance of an independent function to review and evaluate regularly the adequacy and effectiveness of the liquidity risk management practices of Barclays’ combined US operations; and (vi) overall risk management requirements, including a US risk committee and a US chief risk officer. The IHC will also be subject to TLAC requirements pursuant to proposed regulations issued by the Federal Reserve in the fall of 2015. Barclays is well advanced in its plans to transfer the relevant US subsidiaries and assets into a newly incorporated IHC, and to implement the related DFA and other requirements, to meet the prescribed deadlines.

Barclays PLC and Barclays Bank PLC have each elected to be treated as a financial holding company under the BHC Act. Financial holding companies may generally engage in a broader range of financial and related activities, including underwriting and dealing in all types of securities, than are permitted to registered bank holding companies that do not maintain financial holding company status. Financial holding companies such as Barclays PLC and Barclays Bank PLC are required to meet or exceed certain regulatory capital ratios and other requirements to be considered ‘well capitalised’ and be deemed to be ‘well managed’ in order to maintain their status as such. Once established, Barclays’ IHC would also need to meet similar requirements for FHC purposes. Barclays Bank Delaware is also required to meet certain capital ratio requirements and be deemed to be ‘well managed’. In addition, Barclays Bank Delaware must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977 (CRA). Entities ceasing to meet any of these requirements are allotted a period of time in which to restore capital levels or the management or CRA rating. Should the relevant Barclays entities fail to meet the above requirements, during the allotted period of time they could be prohibited from engaging in new types of financial activities or making certain types of acquisitions in the US. If the capital level or rating is not restored, the Group may ultimately be required by the FRB to cease certain activities in the US. More generally, Barclays’ US activities and operations may be subject to other requirements and restrictions by the FRB under its supervisory authority, including with respect to safety and soundness.

Under the Federal Deposit Insurance Act, as amended by the DFA, Barclays and the IHC (once established) are required to act as a source of financial strength for Barclays Bank Delaware. This could, among other things, require Barclays and/or the IHC to inject capital into Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.

Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. The enforcement of these regulations has been a major focus of US government policy relating to financial institutions in recent years. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution.

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

Similarly, Barclays US commodity futures and commodity options-related operations are subject to ongoing supervision and regulation by the Commodity Futures Trading Commission (CFTC), the National Futures Association and other SROs.

Barclays’ US credit card activities are subject to ongoing supervision and regulation by the CFPB, which was established by the DFA. The statute gave the CFPB the authority to examine and take enforcement action against any US financial institution with over $10bn in total assets, such as Barclays Bank Delaware, with respect to its compliance with federal laws and regulations regarding the provision of consumer financial services (including credit card and deposit services) and with respect to ‘unfair, deceptive or abusive acts and practices.’ One of the laws the CFPB enforces is the Credit Card Accountability, Responsibility and Disclosure Act of 2009 which prohibits certain pricing and marketing practices for consumer credit card accounts.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 181

The DFA’s ultimate impact on the Group continues to remain uncertain and some rules are not yet fully implemented. In addition, market practices and structures may change in response to the requirements of the DFA in ways that are difficult to predict but that could impact Barclays business. Nonetheless, certain provisions of the DFA are particularly likely to have a significant effect on the Group, including:

▪	Restrictions on proprietary trading and fund-related activities: The so-called ‘Volcker Rule’ which was promulgated by the relevant US regulatory agencies, including the FRB, the FDIC, the SEC, and the CFTC, prohibits banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates, from undertaking certain ‘proprietary trading’ activities and will limit the sponsorship of, and investment in, private equity funds (including non-conforming real estate and credit funds) and hedge funds, in each case broadly defined, by such entities. These restrictions are subject to certain exceptions and exemptions, including exemptions for underwriting, market-making and risk-mitigating hedging activities as well as exemptions applicable to transactions and investments occurring solely outside of the US. As required by the rule, Barclays has developed and implemented an extensive compliance and monitoring programme (both inside and outside of the US) addressing proprietary trading and covered fund activities. These efforts are expected to continue as the FRB and the other relevant US regulatory agencies further implement and monitor these requirements and Barclays may incur additional costs in relation to such efforts. The Volcker Rule is highly complex and its full impact will not be known with certainty until market practices and structures further develop under it. The prohibition on proprietary trading and the requirement to develop an extensive compliance programme came into effect in July 2015. The FRB subsequently extended the compliance period through July 2016 for investments in and relationships with covered funds that were in place prior to 31 December 2013, and indicated that it intends to further extend the compliance period through July 2017.

▪	Resolution plans: The DFA requires non-bank financial companies supervised by the FRB, such as Barclays, and bank holding companies with total consolidated assets of $50bn or more to submit annually to the FRB, the FDIC, and the Financial Stability Oversight Council (FSOC), a plan for a ‘the firm’s rapid and orderly’ resolution in the event of material financial distress or failure. As required, Barclays submitted its most recent annual US resolution plan to the US regulators on 1 July 2015.

▪	Regulation of derivatives markets: Among the changes mandated by the DFA is a requirement that many types of derivatives that used to be traded in the over-the-counter markets be traded on an exchange or swap execution facility and centrally cleared through a regulated clearing house. The DFA also mandates that many swaps and security-based swaps be reported and that certain of that information be made available to the public on an anonymous basis. In addition, certain participants in these markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or, following the compliance date for relevant SEC rules, with the SEC as ‘security based swap dealers’ or ‘major security- based swap participants’. Such registrants would be subject to CFTC and SEC regulation and oversight. SEC finalised the rules for security based swap dealers in August 2015 with an effective date of October 2015. The SEC clarified that registration timing is contingent upon the finalisation of rules under Title VII of DFA in 2016 and no earlier than six months after such date. Barclays Bank PLC has registered as a swap dealer. Entities required to register are subject to business conduct and record-keeping requirements and will be subject to capital and margin requirements.

In this regard, US prudential regulators and the CFTC recently finalised and issued their respective rules imposing initial and variation margin requirements on transactions in uncleared swaps and security-based swaps. Such requirements will become effective over a period of time beginning in September, 2016. The margin requirements can be expected to increase the costs of over-the-counter derivative transactions and could adversely affect market liquidity.

These registration, execution, clearing, reporting and compliance requirements could adversely affect the business of Barclays Bank PLC and its affiliates, including by reducing market liquidity and increasing the difficulty and cost of hedging and trading activities.

▪	CFPB and consumer protection regulations and enforcement: Since its creation, the CFPB has issued a number of regulations aimed at protecting consumers of financial products including credit card and deposit customers. The CFPB has also initiated several high-profile public actions against financial companies, including major credit card issuers. Settlements of those actions have included monetary penalties, customer remediation requirements, and commitments to modify business practices.

▪	TLAC in the US: In 2015, the FRB also issued its own TLAC proposal that, while generally following the FSB framework, contains a number of provisions that are more restrictive. If ultimately adopted in its current form, the US TLAC proposal would require the Barclays IHC, subject to certain phase-in provisions between 2019 and 2022: (i) a specified outstanding amount of eligible long term debt (LDT), (ii) a specified outstanding amount of TLAC (consisting of common and preferred equity regulatory capital plus LTD), and (iii) a specified internal common equity buffer, in each case issued to a controlling parent of the IHC. The US TLAC proposal also contains certain other requirements, including that the LTD must be cancellable or convertible into equity of the IHC upon the order to the FRB if the IHC is in default or danger of default and certain other requirements are met. If finally adopted by the FRB, these requirements may increase the funding costs of the IHC.

Regulation in Africa

Barclays’ operations in South Africa, including Barclays Africa Group Limited, are supervised and regulated mainly by the South African Reserve Bank (SARB), the Financial Services Board (SAFSB) as well as the Department of Trade and Industry (DTI). The SARB oversees the banking industry and follows a risk-based approach to supervision, while the SAFSB oversees financial services such as insurance and investment business and focuses on enhancing consumer protection and regulating market conduct. The DTI regulates consumer credit through the National Credit Regulator, established under the National Credit Act (NCA) 2005, as well as other aspects of consumer protection not regulated under the jurisdiction of the SAFSB through the Consumer Protection Act (CPA) 2008. It is intended that regulatory responsibilities in South Africa will in future be divided between the SARB which will be responsible for prudential regulation and the SAFSB will be responsible for matters of market conduct. The transition to ‘twin peaks’ regulation will commence in 2016. Barclays’ operations in other African countries are primarily supervised and regulated by the central banks in the jurisdictions where Barclays has a banking presence. In some African countries, the conduct of Barclays’ operations and the non-banking activities are also regulated by Financial Market Authorities.

182 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Financial review

Contents

A review of the performance of Barclays, including the key performance indicators, and our businesses’ contribution to the overall performance of the Group.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 183

Financial review

Key performance indicators

In assessing the financial performance of the Group, management uses a range of Key Performance Indicators (KPIs) which focus on the Group’s financial strength, the delivery of sustainable returns and cost management.

Definition	Why is it important and how the Group performed

CRD IV fully loaded Common Equity Tier 1 (CET1) ratio

Capital requirements are part of the regulatory framework governing how banks and depository institutions are supervised. Capital ratios express a bank’s capital as a percentage of its risk weighted assets (RWAs) as defined by the PRA.

In the context of CRD IV, the fully loaded CET1 ratio is a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

The Group’s capital management objective is to maximise shareholders’ value by prudently optimising the level, mix, and distribution to businesses of its capital resources, while maintaining sufficient capital resources to: ensure the Group is well capitalised relative to its minimum regulatory capital requirements set by the PRA and other regulatory authorities; support its credit rating; and support its growth and strategic objectives.

The Group’s CRD IV fully loaded CET1 ratio increased to 11.4% (2014: 10.3%) due to a £44bn reduction in RWAs to £358bn, demonstrating continued progress on the Non-Core rundown together with reductions in the Investment Bank, which was partially offset by a decrease in CET1 capital to £40.7bn (2014: £41.5bn).

2015: 11.4% 2014: 10.3% 2013: 9.1%
Leverage ratio The ratio is calculated as fully loaded Tier 1 Capital divided by leverage exposure.

The leverage ratio is non-risk based and is intended to act as a supplementary measure to the risk based capital metrics such as the CET1 ratio.

The leverage ratio increased to 4.5% (2014: 3.7%), reflecting a reduction in the leverage exposure of £205bn to £1,028bn and an increase in Tier 1 Capital to £46.2bn (2014: £46.0bn). Tier 1 Capital includes £5.4bn (2014: £4.6bn) of Additional Tier 1 (AT1) securities.

2015: 4.5% 2014: 3.7% 2013: n/a

Return on average shareholders’ equity (RoE)

RoE is calculated as profit for the year attributable to ordinary equity holders of the parent, divided by average shareholders’ equity for the year excluding non-controlling and other equity interests.

Adjusted RoE excludes post tax adjusting items for gains on US Lehman acquisition assets, movements in own credit, the revision to the Education, Social Housing and Local Authority (ESHLA) valuation methodology, provisions for UK customer redress, provisions for ongoing investigations and litigation including Foreign Exchange, the gain on valuation of a component of the defined retirement benefit liability, impairment of goodwill and other assets relating to businesses being disposed, and losses on sale relating to the Spanish, Portuguese and Italian businesses.

Average shareholders’ equity for adjusted
RoE excludes the impact of own credit on
retained earnings.

This measure indicates the return generated by the management of the business based on shareholders’ equity. Achieving a target RoE demonstrates the Group’s ability to execute its strategy and align management’s interests with the shareholders’. RoE lies at the heart of the Group’s capital allocation and performance management process.

Adjusted RoE for the Group decreased to 4.9% (2014: 5.1%) driven by a 3% reduction in Group adjusted attributable profit, as average shareholders’ equity remained in line at £56bn (2014: £56bn).

Statutory RoE for the Group decreased to negative 0.6% (2014: negative 0.2%) driven by an increase in attributable loss.

Group adjusted RoE 2015: 4.9% 2014: 5.1% 2013: 4.3%[a] Group statutory RoE 2015: (0.6%) 2014: (0.2%) 2013: 1.0%

Note

a	2013 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.

184 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Definition	Why is it important and how the Group performed

Operating expenses excluding costs to achieve

Defined as adjusted total operating expenses excluding costs to achieve.

Adjusted operating expenses exclude provisions for UK customer redress, provisions for ongoing investigations and litigation including Foreign Exchange, the gain on valuation of a component of the defined retirement benefit liability, impairment of goodwill and other assets relating to businesses being disposed, and losses on sale relating to the Spanish, Portuguese and Italian businesses.

Barclays views the active management and control of operating expenses as a key strategic objective.

Adjusted operating expenses excluding costs to achieve of £793m (2014: £1,165m), decreased 4% to £16,205m.

Statutory operating expenses, excluding costs to achieve of £793m (2014: £1,165m), increased 3% to £19,884m.

Operating expenses in the Core business, excluding costs to achieve of £693m (2014: £953m), were broadly in line at £15,106m (2014: £15,105m).

Group adjusted 2015: £16,205m 2014: £16,904m 2013: £18,511ma Group statutory 2015: £19,884m 2014: £19,264m 2013: £20,763m Core 2015: £15,106m 2014: £15,105m 2013: £16,377m
Non-Core RWAs RWAs are a measure of assets adjusted for associated risks. Risk weightings are established in accordance with the rules as implemented by CRD IV and local regulators.

Barclays Non-Core was established as a separate unit in 2014 and groups together assets which do not fit with the strategic objectives of the Group. Reducing Non-Core RWAs will rebalance the Group to deliver higher and more sustainable returns.

Non-Core RWAs have reduced from £110bn in December 2013 to £47bn, resulting in an equity allocation of £7.2bn as at December 2015, 13% of the Group total. This is down from £15.1bn as at December 2013, which was 28% of the Group total.

Non-Core 2015: £47bn 2014: £75bn 2013: £110bn

Note

a	2013 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigation and litigation including Foreign Exchange to aid comparability.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 185

Financial review

Consolidated summary income statement

For the year ended 31 December	2015 £m	2014 £m	2013[a] £m	2012 £m	2011 £m
Continuing operations
Net interest income	12,558	12,080	11,600	11,654	12,201
Non-interest income net of claims and benefits on insurance contracts	11,970	13,648	16,296	17,707	16,312
Adjusted total income net of insurance claims	24,528	25,728	27,896	29,361	28,513
Gain on US Lehman acquisition assets	496	461	259	–	–
Own credit gain/(charge)	430	34	(220)	(4,579)	2,708
Revision of ESHLA valuation methodology	–	(935)	–	–	–
Gain/(loss) on disposal of BlackRock, Inc. investment	–	–	–	227	(58)
Gains on debt buy-backs	–	–	–	–	1,130
Statutory total income net of insurance claims	25,454	25,288	27,935	25,009	32,292

Adjusted credit impairment charges and other provisions	(2,114)	(2,168)	(3,071)	(3,340)	(3,802)
Impairment of BlackRock, Inc. investment	–	–	–	–	(1,800)
Statutory credit impairment charges and other provisions	(2,114)	(2,168)	(3,071)	(3,340)	(5,602)

Adjusted operating expenses	(16,998)	(18,069)	(19,720)	(18,562)	(19,289)
Provisions for UK customer redress	(2,772)	(1,110)	(2,000)	(2,450)	(1,000)
Provisions for ongoing investigations and litigation including Foreign Exchange	(1,237)	(1,250)	(173)	–	–
Gain on valuation of a component of the defined retirement benefit liability	429	–	–	–	–
Impairment of goodwill and other assets relating to businesses being disposed	(96)	–	(79)	–	(597)
Losses on sale relating to the Spanish, Portuguese and Italian businesses	(3)	–	–	–	–
Statutory operating expenses	(20,677)	(20,429)	(21,972)	(21,012)	(20,886)

Adjusted other net (expenses)/income	(13)	11	(24)	140	60
Losses on sale relating to the Spanish, Portuguese and Italian businesses	(577)	(446)	–	–	–
Losses on acquisitions and disposals	–	–	–	–	(94)
Statutory other net (expenses)/income	(590)	(435)	(24)	140	(34)

Statutory profit before tax	2,073	2,256	2,868	797	5,770
Statutory taxation	(1,450)	(1,411)	(1,571)	(616)	(1,902)
Statutory profit after tax	623	845	1,297	181	3,868
Statutory (loss)/profit attributable to equity holders of the parent	(394)	(174)	540	(624)	2,924
Statutory profit attributable to non-controlling interests	672	769	757	805	944
Statutory profit attributable to other equity holders[b]	345	250	–	–	–
	623	845	1,297	181	3,868

Selected statutory financial statistics
Basic (loss)/earnings per share	(1.9p)	(0.7p)	3.8p	(4.8p)	22.9p
Diluted (loss)/earnings per share	(1.9p)	(0.7p)	3.7p	(4.8p)	21.9p
Dividends per ordinary share	6.5p	6.5p	6.5p	6.5p	6.0p
Return on average tangible shareholders’ equity[b]	(0.7%)	(0.3%)	1.2%	(1.4%)	7.1%
Return on average shareholders’ equity[b]	(0.6%)	(0.2%)	1.0%	(1.2%)	5.9%

Adjusted profit before tax	5,403	5,502	5,081	7,599	5,482
Adjusted taxation	(1,690)	(1,704)	(2,029)	(2,159)	(1,299)
Adjusted profit after tax	3,713	3,798	3,052	5,440	4,183
Adjusted profit attributable to equity holders of the parent	2,696	2,779	2,295	4,635	3,239
Adjusted profit attributable to non-controlling interests	672	769	757	805	944
Adjusted profit attributable to other equity interests[b]	345	250	–	–	–
	3,713	3,798	3,052	5,440	4,183

Selected adjusted financial statistics
Basic earnings per share	16.6p	17.3p	16.0p	35.5p	25.3p
Dividend payout ratio	39%	38%	41%	18%	24%
Return on average tangible shareholders’ equity[b]	5.8%	5.9%	5.1%	10.6%	8.1%
Return on average shareholders’ equity[b]	4.9%	5.1%	4.3%	9.0%	6.7%

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Notes

[a]	2013 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.
[b]	The profit after tax attributable to other equity holders of £345m (2014: £250m) is offset by a tax credit recorded in reserves of £70m (2014: £54m). The net amount of £275m (2014: £196m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders’ equity and return on average shareholders’ equity.

186 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Financial review

Income statement commentary

2015 compared to 2014

Statutory profit before tax decreased to £2,073m (2014: £2,256m), adjusted profit before tax decreased 2% to £5,403m.

Statutory total income net of insurance claims increased 1% to £25,454m, including adjusting items for a £496m (2014: £461m) gain on the US Lehman acquisition assets and an own credit gain of £430m (2014: £34m). 2014 statutory total income net of insurance claims included a loss of £935m (2015: nil) relating to a revision to the ESHLA valuation methodology.

Adjusted total income net of insurance claims decreased 5% to £24,528m, as Non-Core income reduced to a net expense of £164m following assets and securities rundown, business sales, including the impact of the sales of the Spanish and UAE retail businesses, and fair value losses on the ESHLA portfolio of £359m (2014: £156m). Core income remained in line at £24,692m (2014: £24,678m) reflecting: a 13% increase to £4,927m in Barclaycard, primarily reflecting growth in US cards; Investment Bank income remaining broadly in line at £7,572m (2014: £7,588m); a 1% reduction in PCB due to the impact of customer redress in, and the sale of, the US Wealth business; and a 2% reduction in Africa Banking as the ZAR depreciated against GBP. On a constant currency basisa income in Africa Banking increased 7% reflecting good growth in Retail and Business Banking and corporate banking in South Africa, and Wealth, Investment Management and Insurance (WIMI).

Net interest income increased 4% to £12,558m, with higher net interest income in PCB, Barclaycard and Non-Core, partially offset by reductions in Africa Banking, the Investment Bank and Head Office. Net interest income for PCB, Barclaycard and Africa Banking increased 5% to £12,024m due to an increase in average customer assets to £287.7bn (2014: £280.0bn) with growth in PCB and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP. Net interest margin increased 10bps to 4.18% primarily due to growth in interest earning lending within Barclaycard.

Credit impairment charges improved 2% to £2,114m, with a loan loss rate of 47bps (2014: 46bps). This reflected higher recoveries in Europe and the sale of the Spanish business in Non-Core, and lower impairments in PCB due to the benign economic environment in the UK resulting in lower default rates and charges. This was partially offset by a number of single name exposures in the Investment Bank, and increased impairment in Barclaycard reflecting asset growth and updates to impairment model methodologies.

Statutory operating expenses increased 1% to £20,677m. This included adjusting items for additional UK customer redress provisions of £2,772m (2014: £1,110m), £1,237m (2014: £1,250m) of additional provisions for ongoing investigations and litigation including Foreign Exchange, a £429m (2014: nil) gain on valuation of a component of the defined retirement benefit liability, £96m (2014: nil) of impairment of goodwill and other assets relating to businesses being disposed, and £3m (2014: nil) of losses on sale relating to the Spanish, Portuguese and Italian businesses.

Adjusted operating expenses decreased 6% to £16,998m as a result of savings from strategic cost programmes, particularly in the Investment Bank and PCB, in addition to the continued rundown of Non-Core. Total compensation costs decreased 6% to £8,339m, with the Investment Bank reducing 5% to £3,423m, reflecting lower deferred and current year bonus charges and reduced headcount. Reductions in costs to achieve of 32% to £793m, and in litigation and conduct charges of 16% to £378m, were partially offset by costs associated with the implementation of the structural reform programme and a 3% increase in the UK bank levy to £476m.

The statutory cost:income ratio remained in line at 81% (2014: 81%). The adjusted cost:income ratio decreased to 69% (2014: 70%).

Statutory other net expenses increased to £590m (2014: £435m) and included an adjusting item for losses on sale relating to the Spanish, Portuguese and Italian businesses of £577m (2014: £446m).

The tax charge of £1,450m (2014: £1,411m) on statutory profit before tax of £2,073m (2014: £2,256m) represents an effective tax rate of 69.9% (2014: 62.5%). The effective tax rate on adjusted profit before tax of 31.3% (2014: 31.0%) is less than the effective tax rate on statutory profit before tax mainly because it excludes the impact of adjusting items such as non-deductible provisions for ongoing investigations and litigation including Foreign Exchange and provisions for UK customer redress. The adjusted measure of profit before tax is considered to provide a more consistent basis for comparing business performance between periods as it is more representative of the underlying, ongoing performance. Consistent with this, the effective tax rate on adjusted profit before tax is considered a more representative measure of the Group’s underlying, ongoing tax charge.

Note

a	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for 2015.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 187

Financial review

Income statement commentary

2014 compared to 2013

Statutory profit before tax decreased to £2,256m (2013: £2,868m), adjusted profit before tax increased 8% to £5,502m.

Statutory total income net of insurance claims decreased 9% to £25,288m including adjusting items for an own credit gain of £34m (2013: loss of £220m), a £461m (2013: £259m) gain on the US Lehman acquisition assets and a valuation revision of £935m (2013: nil) relating to changes in discount rates applied in the valuation methodology of the ESHLA loan portfolio held at fair value.

Adjusted total income net of insurance claims decreased 8% to £25,728m, reflecting a 54% reduction in Non-Core following assets and securities rundown and business disposals, a 12% reduction in the Investment Bank, driven by a decrease in the Markets business, particularly Macro, and a 9% reduction in Africa Banking, due to adverse currency movements, partially offset by growth in Barclaycard and PCB.

Net interest income increased 4% to £12,080m, with higher net interest income in PCB, the Investment Bank and Barclaycard, partially offset by reductions in Africa Banking, Head Office and Non-Core. Net interest income for PCB, Barclaycard and Africa Banking increased 4% to £11,435m driven by strong savings income growth in PCB, and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements. This resulted in a net interest margin of 4.08% (2013: 4.02%).

Credit impairment charges improved 29% to £2,168m, with a loan loss rate of 46bps (2013: 64bps). This reflected the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio, and improved performance in Europe within Non-Core. Within the Core business there were lower impairments in PCB due to the improving UK economic environment, particularly impacting Corporate Banking which benefited from one-off releases and lower defaults from large UK corporate clients, and reduced impairments in the Africa Banking South Africa mortgages portfolio.

As a result, statutory net operating income for the Group decreased 7% to £23,120m. Net adjusted operating income excluding movements in own credit, the gains on US Lehman acquisition assets and the revision of the ESHLA valuation methodology decreased 5% to £23,560m.

Statutory operating expenses reduced 7% to £20,429m. This included adjusting items for an additional PPI redress provision of £1,270m, resulting in a full year net charge of £1,110m (2013: £2,000m) in relation to UK customer redress, £1,250m (2013: £173m) of provisions for ongoing investigations and litigation including Foreign Exchange and goodwill impairment of nil (2013: £79m). Adjusted operating expenses decreased 8% to £18,069m, driven by savings from strategic cost programmes, including a 5% reduction in headcount and currency movements. Total compensation costs decreased 8% to £8,891m, with the Investment Bank reducing 9% to £3,620m, reflecting reduced headcount, and lower deferred and current year bonus charges. Costs to achieve were £1,165m (2013: £1,209m) and the UK bank levy was £462m (2013: £504m).

The statutory cost:income ratio increased to 81% (2013: 79%). The adjusted cost:income ratio excluding movements in own credit, the gains on US Lehman acquisition assets, provisions for UK customer redress, the provision for ongoing investigations and litigation including Foreign Exchange, the revision of the ESHLA valuation methodology and goodwill impairment decreased to 70% (2013: 71%).

Statutory other net expense increased to £435m (2013: £24m) including an adjusting item for a loss on the sale of the Spanish business of £446m, which completed on 2 January 2015. In addition, accumulated currency translation reserve losses of approximately £100m were recognised on completion in Q115.

The tax charge was £1,411m (2013: £1,571m) on statutory profit before tax of £2,256m (2013: £2,868m), representing an effective tax rate of 62.5% (2013: 54.8%). The effective tax rate on adjusted profit before tax decreased to 31.0% (2013: 39.9%). 2013 included a charge of £440m relating to the write-down of deferred tax assets in Spain.

188 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Financial review

Consolidated summary balance sheet

As at 31 December	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Assets
Cash and balances at central banks	49,711	39,695	45,687	86,191	106,894
Items in the course of collection from other banks	1,011	1,210	1,282	1,473	1,812
Trading portfolio assets	77,348	114,717	133,069	146,352	152,183
Financial assets designated at fair value	76,830	38,300	38,968	46,629	36,949
Derivative financial instruments	327,709	439,909	350,300	485,140	559,010
Available for sale investments	90,267	86,066	91,756	75,109	68,491
Loans and advances to banks	41,349	42,111	39,422	41,799	48,576
Loans and advances to customers	399,217	427,767	434,237	430,601	437,355
Reverse repurchase agreements and other similar secured lending	28,187	131,753	186,779	176,522	153,665
Other assets	28,383	36,378	22,128	22,535	23,745
Total assets	1,120,012	1,357,906	1,343,628	1,512,351	1,588,680
Liabilities
Deposits from banks	47,080	58,390	55,615	77,345	90,905
Items in the course of collection due to other banks	1,013	1,177	1,359	1,587	969
Customer accounts	418,242	427,704	431,998	390,828	371,806
Trading portfolio liabilities	33,967	45,124	53,464	44,794	45,887
Financial liabilities designated at fair value	91,745	56,972	64,796	78,561	87,997
Derivative financial instruments	324,252	439,320	347,118	480,987	548,944
Debt securities in issue	69,150	86,099	86,693	119,525	129,736
Subordinated liabilities	21,467	21,153	21,695	24,018	24,870
Repurchase agreements and other similar secured borrowings	25,035	124,479	196,748	217,178	207,292
Other liabilities	22,197	31,530	20,193	17,542	16,315
Total liabilities	1,054,148	1,291,948	1,279,679	1,452,365	1,524,721
Equity
Called up share capital and share premium	21,586	20,809	19,887	12,477	12,380
Other equity instruments	5,305	4,322	2,063	–	–
Other reserves	1,898	2,724	249	3,674	3,837
Retained earnings	31,021	31,712	33,186	34,464	38,135
Total equity excluding non-controlling interests	59,810	59,567	55,385	50,615	54,352
Non-controlling interests	6,054	6,391	8,564	9,371	9,607
Total equity	65,864	65,958	63,949	59,986	63,959
Total liabilities and equity	1,120,012	1,357,906	1,343,628	1,512,351	1,588,680

Net tangible asset value per share	275p	285p	283p	349p	381p
Net asset value per ordinary share	324p	335p	331p	414p	446p
Number of ordinary shares of Barclays PLC (in millions)	16,805	16,498	16,113	12,243	12,199

Year-end US Dollar exchange rate	1.48	1.56	1.65	1.62	1.54
Year-end Euro exchange rate	1.36	1.28	1.20	1.23	1.19
Year-end South African Rand exchange rate	23.14	18.03	17.37	13.74	12.52

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 189

Financial review

Balance sheet commentary

2015 compared to 2014

Total assets

Total assets decreased £238bn to £1,120bn.

Cash and balances at central banks and items in the course of collection from other banks increased £10bn to £51bn, as the cash contribution to the Group liquidity pool was increased.

Trading portfolio assets decreased £37bn to £77bn primarily driven by balance sheet deleveraging resulting in lower securities positions, consistent with client demand in the Investment Bank, and exiting of positions in Non-Core.

Financial assets designated at fair value increased by £39bn to £77bn. During the period, new reverse repurchase agreements in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance. This has resulted in an increase of £44bn in this account line. Across fair value and amortised cost classifications, total reverse repurchase agreements have decreased £59bn due to a reduction in matched book trading and general firm financing due to balance sheet deleveraging. Additionally, within financial assets designated at fair value, there was a partial offset by decreases in loans and advances and debt securities.

Derivative financial instrument assets decreased £112bn to £328bn, consistent with the decrease in derivative financial instrument liabilities. This included a £79bn decrease in interest rate derivatives due to net trade reductions and increases in major forward interest rates and a £19bn decrease in foreign exchange derivatives reflecting trade reductions.

Available for sale investments increased £4bn to £90bn due to an increase in government bonds held in the liquidity pool.

Total loans and advances decreased by £29bn to £441bn driven by a net £20bn decrease in settlement and cash collateral balances, a £6bn reclassification of loans to other assets, relating to the Portuguese retail business and Italian retail banking branch network which are now held for sale and a £5bn decrease in Africa reflecting the depreciation of ZAR against GBP. This was partially offset by lending growth of £5bn in Barclaycard.

Reverse repurchase agreements and other similar secured lending decreased £104bn to £28bn reflecting a reduction in matched book trading and general firm financing due to balance sheet deleveraging and as a result of the designation to fair value described in the financial assets designated at fair value comment above.

Total liabilities

Total liabilities decreased £238bn to £1,054bn.

Deposits from banks decreased £11bn to £47bn primarily driven by a £9bn decrease in cash collateral due to lower derivative mark to market.

Customer accounts decreased £10bn to £418bn as a result of reclassification of £4bn to other liabilities relating to the Portuguese retail business and Italian retail banking branch network which are now held for sale, a £7bn reduction in settlement balances, a £3bn decrease in cash collateral due to lower derivative mark to market and a £7bn decrease due to depreciation of ZAR. This is partially offset by £13bn growth within PCB, Barclaycard and Africa.

Trading portfolio liabilities decreased £11bn to £34bn primarily driven by balance sheet deleveraging resulting in lower securities positions, consistent with client demand in the Investment Bank, and exiting of positions in Non-Core.

Financial liabilities designated at fair value increased by £35bn to £92bn. In line with financial assets designated at fair value, the designation of repurchase agreements to fair value resulted in an increase of £45bn during the year. Across fair value and amortised cost classifications, total repurchase agreements have decreased £54bn due to a reduction in matched book trading and general firm financing due to balance sheet deleveraging. Additionally, within financial liabilities designated at fair value, there was a partial offset in debt securities due to reduced funding requirements.

Derivative financial instrument liabilities decreased £115bn to £324bn in line with the decrease in derivative financial assets.

Debt Securities in issue decreased by £17bn to £69bn primarily driven by a decrease in Certificate of Deposits and Bonds and MTNs due to reduced funding requirements.

Subordinated liabilities increased £0.3bn to £21.5bn due to issuances of dated subordinated notes, partially offset by the redemptions of dated and undated subordinated notes, and fair value hedge movements.

Repurchase agreements and other similar secured borrowings decreased £99bn to £25bn reflecting a reduction in matched book trading and general firm financing due to balance sheet deleveraging and as a result of the designation to fair value described in the financial assets designated at fair value comment above.

Shareholders’ equity

Total shareholders’ equity remained flat at £66bn.

Share capital and share premium increased by £0.8bn to £22bn due to the issuance of shares under employee share schemes and the Barclays PLC scrip dividend programme. Other equity instruments increased by £1.0bn to £5.3bn due to issuance of equity accounted AT1 securities to investors.

The available for sale reserve decreased £0.2bn to £0.3bn driven by £0.4bn of losses from changes in the fair value of government bonds, predominantly held in the liquidity pool, £0.1bn of losses from related hedging, £0.4bn of net gains transferred to net profit, partially offset by £0.4bn gains from changes in fair value of equity investments in Visa Europe and an £0.1bn change in insurance liabilities. A tax credit of £0.1bn was recognised in the period relating to these items.

The cash flow hedging reserve decreased £0.6bn to £1.3bn driven by a £0.4bn decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased, and £0.2bn of gains recycled to the income statement in line with when the hedged item affects profit or loss, partially offset by a tax credit of £0.1bn.

The currency translation reserve remained stable as the effect of ZAR depreciating against GBP was offset by the appreciation of USD against GBP.

Net tangible asset value per share decreased to 275p (2014: 285p). The decrease was primarily attributable to dividends paid and a decrease in the cash flow hedging reserve as explained.

Capital and indebtedness

The capital and indebtedness tables with respect to Barclays PLC and Barclays Bank PLC that are exhibited to this Annual Report on Form 20-F as Exhibits 99.1 and 99.2, respectively, are incorporated by reference into this Form 20-F.

190 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Financial review

Analysis of results by business

All disclosures in this section are unaudited unless otherwise stated.

Segmental analysis (audited)

Analysis of adjusted results by business
	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Group adjusted results £m
For the year ended 31 December 2015
Total income net of insurance claims	8,726	4,927	3,574	7,572	(107)	24,692	(164)	24,528
Credit impairment charges and other provisions	(378)	(1,251)	(352)	(55)	–	(2,036)	(78)	(2,114)
Net operating income	8,348	3,676	3,222	7,517	(107)	22,656	(242)	22,414
Operating expenses	(4,774)	(1,927)	(2,169)	(5,362)	(246)	(14,478)	(873)	(15,351)
UK bank levy	(93)	(42)	(52)	(203)	(8)	(398)	(78)	(476)
Litigation and conduct	(109)	–	–	(107)	(14)	(230)	(148)	(378)
Costs to achieve	(292)	(106)	(29)	(234)	(32)	(693)	(100)	(793)
Other (losses)/income[a]	(40)	33	7	–	5	5	(18)	(13)
Profit/(loss) before tax from continuing operations	3,040	1,634	979	1,611	(402)	6,862	(1,459)	5,403
Total assets (£bn)	287.2	47.4	49.9	375.9	56.4	816.9	303.1	1,120.0

For the year ended 31 December 2014
Total income net of insurance claims	8,828	4,356	3,664	7,588	242	24,678	1,050	25,728
Credit impairment charges and other provisions	(482)	(1,183)	(349)	14	–	(2,000)	(168)	(2,168)
Net operating income	8,346	3,173	3,315	7,602	242	22,678	882	23,560
Operating expenses	(4,951)	(1,727)	(2,244)	(5,504)	(57)	(14,483)	(1,510)	(15,993)
UK bank levy	(70)	(29)	(45)	(218)	(9)	(371)	(91)	(462)
Litigation and conduct	(54)	–	(2)	(129)	(66)	(251)	(198)	(449)
Costs to achieve	(400)	(118)	(51)	(374)	(10)	(953)	(212)	(1,165)
Other income/(losses)[a]	14	40	11	–	(3)	62	(51)	11
Profit/(loss) before tax from continuing operations	2,885	1,339	984	1,377	97	6,682	(1,180)	5,502
Total assets (£bn)	285.0	41.3	55.5	455.7	49.1	886.5	471.5	1,357.9

For the year ended 31 December 2013[b]
Total income net of insurance claims	8,723	4,103	4,039	8,596	142	25,603	2,293	27,896
Credit impairment charges and other provisions	(621)	(1,096)	(479)	22	3	(2,171)	(900)	(3,071)
Net operating income	8,102	3,007	3,560	8,618	145	23,432	1,393	24,825
Operating expenses	(5,362)	(1,752)	(2,451)	(6,141)	(103)	(15,809)	(1,929)	(17,738)
UK bank levy	(66)	(22)	(42)	(236)	(29)	(395)	(109)	(504)
Litigation and conduct	(98)	(34)	–	(31)	(10)	(173)	(96)	(269)
Costs to achieve	(384)	(49)	(26)	(190)	(22)	(671)	(538)	(1,209)
Other income/(losses)[a]	41	33	8	–	4	86	(110)	(24)
Profit/(loss) before tax from continuing operations	2,233	1,183	1,049	2,020	(15)	6,470	(1,389)	5,081
Total assets (£bn)	278.5	34.4	54.9	438.0	26.6	832.4	511.2	1,343.6

Notes

[a]	Other (losses)/income represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
[b]	2013 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 191

Financial review

Analysis of results by business

All disclosures in this section are unaudited unless otherwise stated.

Adjusted results reconciliation
		2015			2014			2013[a]
For the year ended 31 December	Group adjusted results £m	Adjusting items £m	Group statutory results £m	Group adjusted results £m	Adjusting items £m	Group statutory results £m	Group adjusted results £m	Adjusting items £m	Group statutory results £m
Total income net of insurance claims	24,528	926	25,454	25,728	(440)	25,288	27,896	39	27,935
Credit impairment charges and other provisions	(2,114)	–	(2,114)	(2,168)	–	(2,168)	(3,071)	–	(3,071)
Net operating income	22,414	926	23,340	23,560	(440)	23,120	24,825	39	24,864
Operating expenses	(15,351)	330	(15,021)	(15,993)	–	(15,993)	(17,738)	(79)	(17,817)
UK bank levy	(476)	–	(476)	(462)	–	(462)	(504)	–	(504)
Litigation and conduct	(378)	(4,009)	(4,387)	(449)	(2,360)	(2,809)	(269)	(2,173)	(2,442)
Costs to achieve	(793)	–	(793)	(1,165)	–	(1,165)	(1,209)	–	(1,209)
Other (losses)/income[b]	(13)	(577)	(590)	11	(446)	(435)	(24)	–	(24)
Profit/(loss) before tax from continuing operations	5,403	(3,330)	2,073	5,502	(3,246)	2,256	5,081	(2,213)	2,868

Adjusted profit reconciliation
For the year ended 31 December							2015 £m	2014 £m	2013 £m [a]
Adjusted profit before tax							5,403	5,502	5,081
Provisions for UK customer redress							(2,772)	(1,110)	(2,000)
Provisions for ongoing investigations and litigation including Foreign Exchange							(1,237)	(1,250)	(173)
Losses on sale relating to the Spanish, Portuguese and Italian businesses							(580)	(446)	–
Gain on US Lehman acquisition assets							496	461	259
Own credit							430	34	(220)
Gain on valuation of a component of the defined retirement benefit liability							429	–	–
Impairment of goodwill and other assets relating to businesses being disposed							(96)	–	(79)
Revision of ESHLA valuation methodology							–	(935)	–
Statutory profit before tax							2,073	2,256	2,868

Income by geographic region (audited)
					Adjusted			Statutory
				2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
Continuing operations
UKc				11,730	12,357	11,681	12,160	11,456	11,461
Europe				2,245	2,896	4,019	2,245	2,896	4,019
Americas[d]				6,114	5,547	6,775	6,610	6,008	7,034
Africa and Middle East				3,801	4,152	4,137	3,801	4,152	4,137
Asia				638	776	1,284	638	776	1,284
Total				24,528	25,728	27,896	25,454	25,288	27,935

Statutory income from individual countries which represent more than 5% of total income (audited)[e]
							2015 £m	2014 £m	2013 £m
Continuing operations
UK							12,160	11,456	11,461
US							6,228	5,866	6,760
South Africa							2,727	2,915	2,884

Notes

a	2013 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.
b	Other (losses)/income represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
c	UK adjusted income excludes the impact of an own credit gain of £430m (2014: £34m gain) and ESHLA valuation revision of nil (2014: £935m).
d	Americas adjusted income excludes the gains on US Lehman acquisition assets of £496m (2014: £461m).
e	Total income net of insurance claims based on counterparty location. Income from any single external customer does not amount to 10% or greater of the Group’s total income net of insurance claims.

192 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Core

	2015 £m	2014 £m	2013 £m
Income statement information
Total income net of insurance claims	24,692	24,678	25,603
Credit impairment charges and other provisions	(2,036)	(2,000)	(2,171)
Net operating income	22,656	22,678	23,432
Operating expenses	(14,478)	(14,483)	(15,809)
UK bank levy	(398)	(371)	(395)
Litigation and conduct	(230)	(251)	(173)
Costs to achieve	(693)	(953)	(671)
Total operating expenses	(15,799)	(16,058)	(17,048)
Other net income	5	62	86
Profit before tax	6,862	6,682	6,470
Tax charge	(1,749)	(1,976)	(1,754)
Profit after tax	5,113	4,706	4,716
Non-controlling interests	(610)	(648)	(638)
Other equity interests	(284)	(194)	–
Attributable profit	4,219	3,864	4,078

Balance sheet information
Total assets	£816.9bn	£886.5bn	£832.4bn
Risk weighted assets	£311.8bn	£326.6bn	£332.6bn
Leverage exposure	£906.5bn	£955.9bn	n/a

Key facts
Number of employees (full time equivalent)	123,800	123,400	129,700

Performance measures
Return on average tangible equity	10.9%	11.3%	14.4%
Average allocated tangible equity	£39.2bn	£34.6bn	£28.4bn
Return on average equity	9.0%	9.2%	11.3%
Average allocated equity	£47.3bn	£42.3bn	£35.9bn
Period end allocated equity	£47.6bn	£44.9bn	£39.0bn
Cost:income ratio	64%	65%	67%
Loan loss rate (bps)	51	49	55

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 193

Financial review

Analysis of results by business

Personal and

Corporate Banking

£8,726m total income

£3,040m profit before tax

2015 compared to 2014

Profit before tax improved 5% to £3,040m driven by the continued reduction in operating expenses and lower impairment due to the benign economic environment in the UK. The reduction in operating expenses was delivered through strategic cost programmes including the restructure of the branch network and technology improvements to increase automation. Corporate performed strongly with income increasing 5% through growth in both lending and cash management.

PCB results were significantly impacted by customer redress in, and the sale of, the US Wealth business. Excluding the US Wealth business profit before tax improved 12% to £3,277m.

Total income reduced 1% to £8,726m. Excluding the US Wealth business income remained flat. Personal income decreased 3% to £4,054m driven by a reduction in fee income and mortgage margin pressure, partially offset by improved deposit margins and balance growth. Corporate income increased 5% to £3,754m due to balance growth in both lending and deposits and improved deposit margins, partially offset by reduced margins in the lending business. Wealth income reduced 15% to £918m primarily as a result of the impact of customer redress in, and the sale of, the US Wealth business. Excluding the US Wealth business income decreased 2%.

Net interest income increased 2% to £6,438m driven by growth in Corporate balances and the change in the overdraft proposition in June 2014. Net interest margin remained broadly in line at 2.99% (2014: 3.00%) as mortgage margin pressure and lower Corporate lending margins were partially offset by increased margins on Corporate and Personal deposits, and the benefit of the change in the overdraft proposition.

Net fee, commission and other income reduced 10% to £2,288m driven primarily by the impact of the change in the overdraft proposition and customer redress in the US.

Credit impairment charges improved 22% to £378m due to the benign economic environment in the UK resulting in lower default rates and charges across all businesses. The loan loss rate reduced 4bps to 17bps.

Total operating expenses reduced 4% to £5,268m reflecting savings realised from strategic cost programmes relating to restructuring of the branch network and technology improvements, and lower costs to achieve, partially offset by increased litigation and conduct charges.

Loans and advances to customers increased 1% to £218.4bn due to increased Corporate lending.

Total assets increased 1% to £287.2bn driven by the growth in loans and advances to customers.

Customer deposits increased 2% to £305.4bn primarily driven by the Personal and Corporate businesses.

RWAs were broadly flat at £120.4bn (2014: £120.2bn).

2014 compared to 2013

Profit before tax increased 29% to £2,885m driven by 3% growth in Personal income, lower impairment due to the improving economic environment in the UK, and the continued reduction in operating expenses delivered through strategic cost programmes. This resulted in a 2.2% increase in return on average equity to 11.9%. In Personal, income increased £119m alongside significant cost reductions, with the net closure of 72 branches as part of ongoing branch network optimisation, as well as investment in the customer experience across multiple channels. Corporate increased both loans and deposits, and Wealth undertook a substantial reorganisation to reduce the number of target markets while simplifying operations.

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

Net fee, commission and other income reduced 11% to £2,530m due to the launch of the revised overdraft proposition and lower transactional income in Wealth.

Credit impairment charges improved 22% to £482m and the loan loss rate reduced 7bps to 21bps due to the improving economic environment in the UK, particularly impacting Corporate which benefited from one-off releases and lower defaults from large UK Corporate clients.

Total operating expenses reduced 7% to £5,475m reflecting savings realised from strategic cost programmes relating to restructuring of the branch network and technology improvements to increase automation.

Loans and advances to customers increased 2% to £217.0bn due to mortgage growth and Corporate loan growth.

Total assets increased 2% to £285.0bn driven by the growth in loans and advances to customers.

Customer deposits increased to £299.2bn (2013: £295.9bn).

RWAs increased 2% to £120.2bn primarily driven by growth in mortgage and Corporate lending.

194 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

	2015 £m	2014 £m	2013 £m
Income statement information
Net interest income	6,438	6,298	5,893
Net fee, commission and other income	2,288	2,530	2,830
Total income	8,726	8,828	8,723
Credit impairment charges and other provisions	(378)	(482)	(621)
Net operating income	8,348	8,346	8,102
Operating expenses	(4,774)	(4,951)	(5,362)
UK bank levy	(93)	(70)	(66)
Litigation and conduct	(109)	(54)	(98)
Costs to achieve	(292)	(400)	(384)
Total operating expenses	(5,268)	(5,475)	(5,910)
Other net (expenses)/income	(40)	14	41
Profit before tax	3,040	2,885	2,233
Attributable profit	2,179	2,058	1,681

Balance sheet information
Loans and advances to customers at amortised cost	£218.4bn	£217.0bn	£212.2bn
Total assets	£287.2bn	£285.0bn	£278.5bn
Customer deposits	£305.4bn	£299.2bn	£295.9bn
Risk weighted assets	£120.4bn	£120.2bn	£118.3bn

Key facts
Average LTV of mortgage lending[a]	49%	52%	56%
Average LTV of new mortgage lending[a]	64%	65%	64%
Client assets[b]	£112.2bn	£148.6bn	£155.3bn
Number of branches	1,362	1,488	1,560
Number of employees (full time equivalent)	45,700	45,600	50,100

Performance measures
Return on average tangible equity	16.2%	15.8%	12.7%
Average allocated tangible equity	£13.6bn	£13.1bn	£13.2bn
Return on average equity	12.1%	11.9%	9.7%
Average allocated equity	£18.2bn	£17.5bn	£17.3bn
Cost:income ratio	60%	62%	68%
Loan loss rate (bps)	17	21	28
Net interest margin	2.99%	3.00%	2.91%

Analysis of total income	£m	£m	£m
Personal	4,054	4,159	4,040
Corporate	3,754	3,592	3,620
Wealth	918	1,077	1,063
Total income	8,726	8,828	8,723

Analysis of loans and advances to customers at amortised cost
Personal	£137.0bn	£136.8bn	£133.8bn
Corporate	£67.9bn	£65.1bn	£62.5bn
Wealth	£13.5bn	£15.1bn	£15.9bn
Total loans and advances to customers at amortised cost	£218.4bn	£217.0bn	£212.2bn

Analysis of customer deposits
Personal	£151.3bn	£145.8bn	£140.5bn
Corporate	£124.4bn	£122.2bn	£118.5bn
Wealth	£29.7bn	£31.2bn	£36.9bn
Total customer deposits	£305.4bn	£299.2bn	£295.9bn

Notes

a	Average LTV of mortgage lending and new mortgage lending calculated on the balance weighted basis.
b	Includes assets managed or administered by Barclays on behalf of clients including Assets Under Management (AUM), custody assets, assets under administration, and Wealth client deposits and client lending.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 195

Financial review

Analysis of results by business

Barclaycard

£4,927m total income

£1,634m profit before tax

2015 compared to 2014

Profit before tax increased 22% to £1,634m. Strong growth was delivered through the diversified consumer and merchant business model with asset growth across all geographies. The cost to income ratio improved to 42% (2014: 43%) whilst investment in business growth continued. The business focus on risk management was reflected in stable 30 day delinquency rates and improved loan loss rates.

Total income increased 13% to £4,927m driven primarily by business growth in US cards and the appreciation of the average USD rate against GBP.

Net interest income increased 16% to £3,520m driven by business growth. Net interest margin also improved to 9.13% (2014: 8.75%) reflecting growth in interest earning lending.

Net fee, commission and other income increased 7% to £1,407m due to growth in payment volumes, partially offset by the impact of rate capping from European Interchange Fee Regulation.

Credit impairment charges increased 6% to £1,251m primarily reflecting asset growth and updates to impairment model methodologies, partially offset by improved performance in UK Cards. Delinquency rates remained broadly stable and the loan loss rate reduced 19bps to 289bps.

Total operating expenses increased 11% to £2,075m due to continued investment in business growth, the appreciation of the average USD rate against GBP and the impact of one-off items, including a write-off of intangible assets of £55m relating to the withdrawal of the Bespoke product.

Loans and advances to customers increased 9% to £39.8bn reflecting growth across all geographies.

Total assets increased 15% to £47.4bn primarily due to the increase in loans and advances to customers.

Customer deposits increased 40% to £10.2bn driven by the deposits funding strategy in the US.

RWAs increased 4% to £41.3bn primarily driven by the growth in the US cards business.

2014 compared to 2013

Profit before tax increased 13% to £1,339m. Strong growth in 2014 was delivered through a diversified consumer and merchant business model, with customer numbers increasing to 29m (2013: 26m) and asset growth across all geographies generating a 6% increase in income. Growth has been managed on a well-controlled cost base, with the business focusing on scale through insourcing of services, consolidation of sites and digitalisation, resulting in an improvement in the cost to income ratio to 43% (2013: 45%). The business focus on risk management is reflected in stable 30 day delinquency rates and falling loan loss rates. The diversified and scaled business model has allowed the business to deliver a strong return on average equity of 16.0% (2013: 15.5%).

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

Net fee, commission and other income increased 3% to £1,312m due to growth in payment volumes.

Credit impairment charges increased 8% to £1,183m due to asset growth and enhanced coverage for forbearance. Delinquency rates remained broadly stable and the loan loss rate reduced 24bps to 308bps.

Total operating expenses increased 1% to £1,874m driven by higher costs to achieve of £118m (2013: £49m), partially offset by depreciation of average USD against GBP, VAT refunds, and savings from strategic cost programmes, including insourcing of services, consolidation of sites and digitalisation.

Loans and advances to customers increased 16% to £36.6bn reflecting growth across all geographies, including the impact of promotional offers and the acquisition of portfolios in the US.

Total assets increased 20% to £41.3bn due to the increase in loans and advances to customers.

Customer deposits increased 43% to £7.3bn driven by the deposits funding strategy in the US.

RWAs increased 12% to £39.9bn primarily driven by the growth in loans and advances to customers.

196 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

	2015 £m	2014 £m	2013 £m
Income statement information
Net interest income	3,520	3,044	2,829
Net fee, commission and other income	1,407	1,312	1,274
Total income	4,927	4,356	4,103
Credit impairment charges and other provisions	(1,251)	(1,183)	(1,096)
Net operating income	3,676	3,173	3,007
Operating expenses	(1,927)	(1,727)	(1,752)
UK bank levy	(42)	(29)	(22)
Litigation and conduct	–	–	(34)
Costs to achieve	(106)	(118)	(49)
Total operating expenses	(2,075)	(1,874)	(1,857)
Other net income	33	40	33
Profit before tax	1,634	1,339	1,183
Attributable profit	1,106	938	822

Balance sheet information
Loans and advances to customers at amortised cost	£39.8bn	£36.6bn	£31.5bn
Total assets	£47.4bn	£41.3bn	£34.4bn
Customer deposits	£10.2bn	£7.3bn	£5.1bn
Risk weighted assets	£41.3bn	£39.9bn	£35.7bn

Key facts
30 days arrears rates – UK cards	2.3%	2.5%	2.4%
30 days arrears rates – US cards	2.2%	2.1%	2.1%
Total number of Barclaycard consumer customers	28.2m	29.1m	26.3m
Total number of Barclaycard business clients	341,000	340,000	350,000
Value of payments processed	£293bn	£257bn	£236bn
Number of employees (full time equivalent)	13,100	12,200	11,000

Performance measures
Return on average tangible equity	22.3%	19.9%	19.9%
Average allocated tangible equity	£5.0bn	£4.7bn	£4.1bn
Return on average equity	17.7%	16.0%	15.5%
Average allocated equity	£6.3bn	£5.9bn	£5.3bn
Cost:income ratio	42%	43%	45%
Loan loss rate (bps)	289	308	332
Net interest margin	9.13%	8.75%	8.99%

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 197

Financial review

Analysis of results by business

Africa Banking

£3,574m total income net

of insurance claims

£979m profit before tax

2015 compared to 2014

Profit before tax decreased 1% to £979m and total income net of insurance claims decreased 2% to £3,574m. The ZAR depreciated against GBP by 10% based on average rates and by 28% based on the closing exchange rate in 2015. The deterioration was a significant contributor to the movement in the reported results of Africa Banking and therefore the discussion of business performance below is based on results on a constant currency basis.

Results on a constant currency basis

Profit before tax increased 11% to £979m reflecting an increase of 18% in operations outside South Africa and an increase of 9% in South Africa despite the challenging macroeconomic environment. Good growth was delivered in the focus areas of Retail and Business Banking (RBB) and corporate banking in South Africa, and Wealth, Investment Management and Insurance (WIMI), whilst performance in the corporate business outside South Africa was impacted by higher impairment.

Total income net of insurance claims increased 7% to £3,574m.

Net interest income increased 8% to £2,066m driven by higher average customer advances in Corporate and Investment Banking (CIB) and strong growth in customer deposits in RBB. Net interest margin increased 11bps to 6.06% primarily due to improved asset margins in retail in South Africa.

Net fee, commission and other income increased 5% to £1,668m reflecting increased transactional income in RBB, partially offset by lower investment banking income in South Africa.

Credit impairment charges increased 11% to £352m driven by an increase in single name exposures and additional coverage on performing loans. The loan loss rate increased 16bps to 109bps.

Total operating expenses increased 5% to £2,250m reflecting inflationary impacts, partially offset by savings from strategic cost programmes including the restructure of the branch network, technology improvements and property rationalisation.

Loans and advances to customers increased 8% to £29.9bn driven by strong CIB growth.

Total assets increased 14% to £49.9bn primarily due to the increase in loans and advances to customers.

Customer deposits increased 11% to £30.6bn reflecting strong growth in the RBB business.

RWAs increased 8% to £33.9bn primarily due to an increase in corporate lending.

2014 compared to 2013

On a reported basis, total income net of insurance claims decreased 9% to £3,664m and profit before tax decreased 6% to £984m. Based on average rates, the ZAR depreciated against GBP by 18% in 2014. The deterioration was a significant contributor to the movement in the reported results of Africa Banking. The discussion of business performance below is based on results on a constant currency basis unless otherwise stated.

Results on a constant currency basis

Profit before tax increased 13% to £984m, reflecting good growth in Corporate and Investment Banking (CIB) and Retail and Business Banking (RBB). CIB experienced strong income growth, driven by the corporate banking business outside South Africa and improved investment banking trading performance across Africa. Continued progress was made on the RBB South Africa turnaround strategy, with increased net fee and commission income growth in the second half of the year, and Wealth, Investment Management and Insurance (WIMI) delivered strong growth outside South Africa due to expansion initiatives.

Total income net of insurance claims increased 7% to £3,664m.

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

Net fee, commission and other income increased 4% to £1,741m mainly reflecting increased RBB transactions in South Africa.

Credit impairment charges decreased 14% to £349m and on a reported basis the loan loss rate improved 35bps to 93bps, driven by reduced impairments in the South Africa mortgages portfolio and business banking, partially offset by increased impairments in the card portfolio.

Total operating expenses increased 8% to £2,342m largely reflecting inflationary increases, resulting in higher staff costs and increased investment spend on key initiatives, including higher costs to achieve of £51m (2013: £23m), partially offset by savings from strategic cost programmes.

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

198 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

				Constant currency[a]
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m
Income statement information
Net interest income	2,066	2,093	2,245	2,066	1,908
Net fee, commission and other income	1,668	1,741	1,979	1,668	1,583
Total income	3,734	3,834	4,224	3,734	3,491
Net claims and benefits incurred under insurance contracts	(160)	(170)	(185)	(160)	(155)
Total income net of insurance claims	3,574	3,664	4,039	3,574	3,336
Credit impairment charges and other provisions	(352)	(349)	(479)	(352)	(317)
Net operating income	3,222	3,315	3,560	3,222	3,019
Operating expenses	(2,169)	(2,244)	(2,451)	(2,169)	(2,051)
UK bank levy	(52)	(45)	(42)	(52)	(45)
Litigation and conduct	–	(2)	–	–	(2)
Costs to achieve	(29)	(51)	(26)	(29)	(46)
Total operating expenses	(2,250)	(2,342)	(2,519)	(2,250)	(2,144)
Other net income	7	11	8	7	10
Profit before tax	979	984	1,049	979	885
Attributable profit	332	360	356	332	320

Balance sheet information
Loans and advances to customers at amortised cost	£29.9bn	£35.2bn	£34.9bn	£29.9bn	£27.6bn
Total assets	£49.9bn	£55.5bn	£54.9bn	£49.9bn	£43.8bn
Customer deposits	£30.6bn	£35.0bn	£34.6bn	£30.6bn	£27.6bn
Risk weighted assets	£33.9bn	£38.5bn	£38.0bn	£33.9bn	£31.3bn

Key facts
Average LTV of mortgage portfolio[b]	58.4%	59.9%	62.3%
Average LTV of new mortgage lending[b]	74.7%	74.8%	74.9%
Number of employees (full time equivalent)	44,400	45,000	45,900

Performance measures
Return on average tangible equity	11.7%	12.9%	11.3%
Average allocated tangible equity	£2.8bn	£2.8bn	£3.2bn
Return on average equity	8.7%	9.3%	8.1%
Average allocated equity	£3.8bn	£3.9bn	£4.4bn
Cost:income ratio	63%	64%	62%
Loan loss rate (bps)	109	93	128
Net interest margin	6.06%	5.95%	5.81%

Notes

a	Constant currency results are calculated by converting ZAR results into GBP using the average 2015 exchange rate for the income statement and the closing 2015 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.
b	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 199

Financial review

Analysis of results by business

Investment Bank

£7,572m total income £1,611m profit before tax

2015 compared to 2014

Profit before tax increased 17% to £1,611m. Income remained flat despite reductions in RWAs. Focusing on its home markets of the UK and US, the business continued to build on existing strengths in the face of challenging market conditions. Costs decreased as a result of improved cost efficiency and a reduction in costs to achieve.

Total income was broadly flat at £7,572m (2014: £7,588m), including the appreciation of the average USD rate against GBP.

Banking income was flat at £2,529m (2014: £2,528m). Investment Banking fee income reduced 1% to £2,093m driven by lower equity underwriting fees, partially offset by higher financial advisory and debt underwriting fees. Lending income increased to £436m (2014: £417m) due to lower losses on fair value hedges.

Markets income was broadly flat at £5,030m (2014: £5,040m). Credit income decreased 5% to £995m driven by lower income in securitised products as a result of the accelerated strategic repositioning in this asset class and lower income from distressed credit. This was partially offset by higher income as a result of client driven credit flow trading. Equities income decreased 2% to £2,001m driven by lower client activity in EMEA in equity derivatives, partially offset by higher performance in cash equities. Macro income increased 4% to £2,034m due to higher income in rates and currency products reflecting increased market volatility and client activity.

Credit impairment charges of £55m (2014: release of £14m) arose from a number of single name exposures.

Total operating expenses decreased 5% to £5,906m reflecting a 5% reduction in compensation costs to £3,423m and lower costs to achieve. Further cost savings were achieved from strategic cost programmes, including business restructuring, operational streamlining and real estate rationalisation, partially offset by the appreciation of the average USD rate against GBP.

Derivative financial instrument assets and liabilities decreased 25% to £114.3bn and 24% to £122.2bn respectively, due to net trade reduction and increases in major interest rate forward curves.

Trading portfolio assets decreased 31% to £65.1bn primarily driven by balance sheet deleveraging, resulting in lower securities positions.

Total assets decreased 18% to £375.9bn due to a decrease in derivative financial instrument assets, trading portfolio assets, and settlement and cash collateral balances within loans and advances to banks and customers.

RWAs decreased 12% to £108.3bn mainly due to a reduction in securities and derivatives, and improved RWA efficiency.

2014 compared to 2013

Profit before tax decreased 32% to £1,377m. The Investment Bank continues to make progress on its origination-led strategy, building on leading positions in its home markets of the UK and US, while driving cost savings and RWA efficiencies. The business is focused on a simpler product set in Markets, which will enable it to build on existing strengths and adapt to regulatory developments. The business continued to execute this strategy despite difficult market-making conditions and continued low levels of activity. This has particularly impacted credit and interest rate products, resulting in an income decline across the Markets businesses. This decline was partially offset by improved banking performance and significant cost reductions as a result of savings from strategic cost programmes.

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

Total operating expenses decreased 6% to £6,225m reflecting a 9% reduction in compensation costs to £3,620m, savings from strategic cost programmes, including business restructuring, continued rationalisation of the technology platform and real estate infrastructure, and depreciation of average USD against GBP. This was partially offset by increased costs to achieve of £374m (2013: £190m) and litigation and conduct charges.

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

200 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

	2015 £m	2014 £m	2013 £m
Income statement information
Net interest income	588	647	393
Net trading income	3,859	3,735	4,969
Net fee, commission and other income	3,125	3,206	3,234
Total income	7,572	7,588	8,596
Credit impairment (charges)/releases and other provisions	(55)	14	22
Net operating income	7,517	7,602	8,618
Operating expenses	(5,362)	(5,504)	(6,141)
UK bank levy	(203)	(218)	(236)
Litigation and conduct	(107)	(129)	(31)
Costs to achieve	(234)	(374)	(190)
Total operating expenses	(5,906)	(6,225)	(6,598)
Profit before tax	1,611	1,377	2,020
Attributable profit	804	397	1,308

Balance sheet information
Loans and advances to banks and customers at amortised cost[a]	£92.2bn	£106.3bn	£104.5bn
Trading portfolio assets	£65.1bn	£94.8bn	£96.6bn
Derivative financial instrument assets	£114.3bn	£152.6bn	£108.7bn
Derivative financial instrument liabilities	£122.2bn	£160.6bn	£116.6bn
Reverse repurchase agreements and other similar secured lending[b]	£25.5bn	£64.3bn	£78.2bn
Financial assets designated at fair value[b]	£48.1bn	£8.9bn	£16.5bn
Total assets	£375.9bn	£455.7bn	£438.0bn
Risk weighted assets	£108.3bn	£122.4bn	£124.4bn

Key facts
Number of employees (full time equivalent)	19,800	20,500	22,600

Performance measures
Return on average tangible equity	6.0%	2.8%	8.5%
Average allocated tangible equity	£13.9bn	£14.6bn	£15.3bn
Return on average equity	5.6%	2.7%	8.2%
Average allocated equity	£14.8bn	£15.4bn	£15.9bn
Cost:income ratio	78%	82%	77%

Analysis of total income
Investment banking fees	2,093	2,111	2,160
Lending	436	417	325
Banking	2,529	2,528	2,485
Credit	995	1,044	1,257
Equities	2,001	2,046	2,297
Macro	2,034	1,950	2,580
Markets	5,030	5,040	6,134
Banking & Markets	7,559	7,568	8,619
Other	13	20	(23)
Total income	7,572	7,588	8,596

Notes

a	As at 31 December 2015 loans and advances included £74.8bn (2014: £86.4bn) of loans and advances to customers (including settlement balances of £18.6bn (2014: £25.8bn) and cash collateral of £24.8bn (2014: £32.2bn)) and loans and advances to banks of £17.4bn (2014: £19.9bn) (including settlement balances of £1.6bn (2014: £2.7bn) and cash collateral of £5.7bn (2014: £6.9bn)).
b	During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance. Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £42.5bn (2014: £3.4bn).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 201

Financial review

Analysis of results by business

Head Office

2015 compared to 2014

The loss before tax of £402m (2014: profit of £97m) was primarily due to the net expense from Treasury operations and costs relating to the implementation of the structural reform programme.

Net operating income decreased to an expense of £107m (2014: income of £242m) primarily reflecting the net expense from Treasury operations and the non-recurrence of gains in 2014, including net gains from foreign exchange recycling arising from the restructure of Group subsidiaries.

Total operating expenses increased £158m to £300m primarily due to costs relating to the implementation of the structural reform programme and an increase in costs to achieve, partially offset by reduced litigation and conduct charges.

Total assets increased £7.3bn to £56.4bn due to an increase in the element of the liquidity buffer held centrally.

2014 compared to 2013

Profit before tax of £97m improved from a loss of £15m in 2013.

Net operating income increased to £242m (2013: £145m) predominantly due to net gains of £88m from foreign exchange recycling arising from the restructure of Group subsidiaries.

Total operating expenses decreased £22m to £142m mainly due to a reduction in UK bank levy to £9m (2013: £29m), the non-recurrence of costs associated with the Salz Review and the establishment of the strategic cost programme in the prior year, partially offset by increased litigation and conduct charges.

Total assets increased £22.5bn to £49.1bn reflecting an increase in the Group liquidity pool assets.

RWAs decreased £10.6bn to £5.6bn, including receipt of certain US Lehman acquisition assets and a £6.9bn revision to 2013 RWAs following full implementation of CRD IV reporting, as disclosed in the 30 June 2014 Results Announcement.

Negative average allocated equity reduced to £0.4bn (2013: £7.0bn) as the Group moved towards the allocation rate of 10.5% fully loaded CRD IV CET1 ratio during the year, resulting in a reduction in excess equity allocated to businesses.

	2015 £m	2014 £m	2013 £m
Income statement information
Total income	(107)	242	142
Credit impairment releases and other provisions	–	–	3
Net operating (expense)/income	(107)	242	145
Operating expenses	(246)	(57)	(103)
UK bank levy	(8)	(9)	(29)
Litigation and conduct	(14)	(66)	(10)
Cost to achieve	(32)	(10)	(22)
Total operating expenses	(300)	(142)	(164)
Other net income/(expense)	5	(3)	4
(Loss)/profit before tax	(402)	97	(15)
Attributable (loss)/profit	(202)	112	(89)

Balance sheet information
Total assets	£56.4bn	£49.1bn	£26.6bn
Risk weighted assets	£7.7bn	£5.6bn	£16.2bn

Key facts
Number of employees (full time equivalent)	800	100	100

202 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Non-Core

(£164m) total income net of insurance claims £1,459m loss before tax

2015 compared to 2014

Loss before tax increased 24% to £1,459m driven by continued progress in the exit of Businesses, Securities and loans, and Derivative assets. RWAs reduced £29bn to £47bn including a £10bn reduction in Derivatives, £9bn reduction in Securities and loans, and Business reductions from the completion of the sales of the Spanish and UK Secured Lending businesses. The announced sales of the Portuguese and Italian retail businesses, which are due to be completed in H116, are expected to result in a further £2.5bn reduction in RWAs.

Total income net of insurance claims reduced to an expense of £164m (2014: income of £1,050m). Businesses income reduced 44% to £613m due to the impact of the sale of the Spanish business and the sale and rundown of legacy portfolio assets. Securities and loans income reduced to an expense of £481m (2014: income of £117m) primarily driven by fair value losses and funding costs on the ESHLA portfolio, the active rundown of securities, exit of historical investment bank businesses and the non-recurring gain on the sale of the UAE retail banking portfolio in 2014. Fair value losses on the ESHLA portfolio were £359m (2014: £156m), of which £156m was in Q415, as gilt swap spreads widened. Derivatives income reduced 76% to an expense of £296m reflecting the active rundown of the portfolios and funding costs.

Credit impairment charges improved 54% to £78m due to higher recoveries in Europe and the sale of the Spanish business.

Total operating expenses improved 40% to £1,199m reflecting savings from the sales of the Spanish, UAE retail, commodities, and several principal investment businesses, as well as a reduction in costs to achieve, and conduct and litigation charges.

Loans and advances to banks and customers reduced 28% to £45.9bn due to the reclassification of £5.5bn of loans relating to the announced sales of the Portuguese and Italian businesses to assets held for sale, and the rundown and exit of historical investment bank assets.

Derivative financial instrument assets and liabilities decreased 26% to £210.3bn and 28% to £198.7bn respectively, largely as a result of trade reduction.

Total assets decreased 36% to £303.1bn due to reduced reverse repurchase agreements and other similar secured lending, and lower derivative financial instrument assets.

Leverage exposure reduced £156.2bn to £121.3bn primarily in reverse repurchase agreements, potential future exposure on derivatives and trading portfolio assets.

RWAs decreased £28.7bn to £46.6bn and period end equity decreased £3.8bn to £7.2bn primarily driven by the sale of the Spanish business, the active rundown of legacy structured and credit products, and derivative trade unwinds.

2014 compared to 2013

Loss before tax reduced 15% to £1,180m as Non-Core made good progress in exiting and running down certain businesses and securities during 2014. This drove a £34.6bn reduction in RWAs, making substantial progress towards the Non-Core target reductions as outlined in the Group Strategy Update on 8 May 2014.

Total income net of insurance claims reduced 54% to £1,050m. Businesses income reduced 27% to £1,101m due to the sale and rundown of legacy portfolio assets and the rationalisation of product offerings within the European retail business. Securities and loans income reduced 82% to £117m primarily driven by the active rundown of securities, fair value losses on wholesale loan portfolios and the non-recurrence of prior year favourable market movements on certain securitised products, partially offset by a £119m gain on the sale of the UAE retail banking portfolio. Derivatives income reduced £321m to an expense of £168m reflecting the funding costs of the traded legacy derivatives portfolio and the non-recurrence of fair value gains in the prior year.

Credit impairment charges improved 81% to £168m due to the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio as a result of confirmation on Spanish government subsidies in the renewable energy sector and improved performance in Europe, primarily due to improved recoveries and delinquencies in the mortgages portfolio.

Total operating expenses improved 25% to £2,011m reflecting savings from strategic cost programmes, including lower headcount and the results of the previously announced European retail restructuring. In addition, costs to achieve reduced 61% to £212m.

Loans and advances to banks and customers reduced 22% to £63.9bn due to a £12.9bn reclassification of loans relating to the Spanish business, which was held for sale, and a reduction in Europe retail driven by a run-off of assets.

Trading portfolio assets reduced 48% to £15.9bn due to the sale and rundown of legacy portfolio assets.

Derivative financial instrument assets and liabilities increased 19% to £285.4bn and 21% to £277.1bn respectively, driven by decreases in major forward interest rates.

Total assets decreased 8% to £471.5bn with reduced reverse repurchase agreements and other similar secured lending, and trading portfolio assets, due to the rundown of legacy portfolio assets, offset by an increase in derivative financial instrument assets. BCBS 270 leverage exposure reduced to £277bn.

RWAs decreased £34.6bn to £75.3bn and average allocated equity decreased £3.7bn to £13.4bn, reflecting the disposal of businesses, rundown and exit of securities and loans, and derivative risk reductions.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 203

Financial review

Analysis of results by business

Barclays Non-Core – continued

	2015 £m	2014 £m	2013 £m
Income statement information
Net interest income	249	214	307
Net trading income	(805)	120	1,327
Net fee, commission and other income	765	1,026	983
Total income	209	1,360	2,617
Net claims and benefits incurred under insurance contracts	(373)	(310)	(324)
Total income net of insurance claims	(164)	1,050	2,293
Credit impairment charges and other provisions	(78)	(168)	(900)
Net operating (expense)/income	(242)	882	1,393
Operating expenses	(873)	(1,510)	(1,929)
UK bank levy	(78)	(91)	(109)
Litigation and conduct	(148)	(198)	(96)
Costs to achieve	(100)	(212)	(538)
Total operating expenses	(1,199)	(2,011)	(2,672)
Other net expenses	(18)	(51)	(110)
Loss before tax	(1,459)	(1,180)	(1,389)
Attributable loss	(1,523)	(1,085)	(1,783)

Balance sheet information
Loans and advances to banks and customers at amortised cost[b]	£45.9bn	£63.9bn	£81.9bn
Derivative financial instrument assets	£210.3bn	£285.4bn	£239.3bn
Derivative financial instrument liabilities	£198.7bn	£277.1bn	£228.3bn
Reverse repurchase agreements and other similar secured lending [c]	£2.4bn	£49.3bn	£104.7bn
Financial assets designated at fair value[c]	£20.1bn	£22.2bn	£19.5bn
Total assets	£303.1bn	£471.5bn	£511.2bn
Customer deposits	£14.9bn	£21.6bn	£29.3bn
Risk weighted assets	£46.6bn	£75.3bn	£109.9bn
Leverage exposure	£121.3bn	£277.5bn	n/a

Key facts
Number of employees (full time equivalent)	5,600	8,900	9,900

Performance measures
Return on average tangible equity[d]	(5.1% )	(5.4% )	(9.3% )
Average allocated tangible equity	£8.9bn	£13.2bn	£16.8bn
Return on average equity[d]	(4.1% )	(4.1% )	(7.0% )
Average allocated equity	£9.0bn	£13.4bn	£17.1bn
Period end allocated equity	£7.2bn	£11.0bn	£15.1bn

Analysis of total income net of insurance claims	£m	£m	£m
Businesses	613	1,101	1,498
Securities and loans	(481)	117	642
Derivatives	(296)	(168)	153
Total income net of insurance claims	(164)	1,050	2,293

Notes

a	2013 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for onging investigations and litigations including Foreign Exchange to aid comparability.
b	As at 31 December 2015 loans and advances included £35.2bn (2014: £51.6bn) of loans and advances to customers (including settlement balances of £0.2bn (2014: £1.6bn) and cash collateral of £19.0bn (2014: £22.1bn)) and loans and advances to banks of £10.6bn (2014: £12.3bn) (including settlement balances of nil (2014: £0.3bn) and cash collateral of £10.1bn (2014: £11.3bn)).
c	During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance. Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £1.4bn (2014: £1.0bn).
d	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group. This does not represent the return on average tangible equity of the Non-Core business.

204 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

Return on average tangible equity
	2015%	2014%	2013% [c]
Personal and Corporate Banking	16.2	15.8	12.7
Barclaycard	22.3	19.9	19.9
Africa Banking	11.7	12.9	11.3
Investment Bank	6.0	2.8	8.5
Barclays Core operating businesses	12.7	10.8	11.6
Head Office impact[a]	(1.8)	0.5	2.8
Barclays Core	10.9	11.3	14.4
Barclays Non-Core impact[a]	(5.1)	(5.4)	(9.3)
Barclays Group adjusted total[d]	5.8	5.9	5.1
Barclays Group statutory total	(0.7)	(0.3)	1.2

Return on average equity
	2015%	2014%	2013% [c]
Personal and Corporate Banking	12.1	11.9	9.7
Barclaycard	17.7	16.0	15.5
Africa Banking	8.7	9.3	8.1
Investment Bank	5.6	2.7	8.2
Barclays Core operating businesses	10.4	8.9	9.7
Head Office impact[a]	(1.4)	0.3	1.6
Barclays Core	9.0	9.2	11.3
Barclays Non-Core impact[a]	(4.1)	(4.1)	(7.0)
Barclays Group adjusted total[d]	4.9	5.1	4.3
Barclays Group statutory total	(0.6)	(0.2)	1.0

Profit/(loss) attributable to ordinary equity holders of the parent[b]
	2015 £m	2014 £m	2013 £m [c]
Personal and Corporate Banking	2,203	2,075	1,681
Barclaycard	1,114	943	822
Africa Banking	332	360	356
Investment Bank	829	415	1,308
Head Office	(202)	112	(89)
Barclays Core	4,276	3,905	4,078
Barclays Non-Core	(1,510)	(1,072)	(1,783)
Barclays Group adjusted total[d]	2,766	2,833	2,295
Barclays Group statutory total	(394)	(174)	540

Notes

a	Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.
b	Profit for the period attributable to ordinary equity holders of the parent includes the tax credit recorded in reserves in respect of interest payments on other equity instruments.
c	2013 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.
d	Adjusted Barclays Group profit excludes the impact of own credit of £430m gain (2014: £34m gain), impairment of goodwill and other assets relating to businesses being disposed of £96m (2014: nil), provisions for UK customer redress of £2,772m (2014: £1,110m), gain on US Lehman acquisition assets of £496m (2014:£461m), provisions for ongoing investigations and litigation including Foreign Exchange of £1,237m (2014: £1,250m), loss on sale relating to the Spanish, Portuguese and Italian businesses of £580m (2014: £446m), Education, Social Housing, and Local Authority (ESHLA) revision of valuation methodology of nil (2014: £935m), and gain on valuation of a component of the defined retirement benefit liability £429m gain (2014: nil).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 205

Financial review

Analysis of results by business

Returns and equity by business – continued

Average allocated tangible equity
	2015 £bn	2014 £bn	2013 £bn
Personal and Corporate Banking	13.6	13.1	13.2
Barclaycard	5.0	4.7	4.1
Africa Banking	2.8	2.8	3.2
Investment Bank	13.9	14.6	15.3
Head Office[a]	3.9	(0.6)	(7.4)
Barclays Core	39.2	34.6	28.4
Barclays Non-Core	8.9	13.2	16.8
Barclays Group adjusted total	48.1	47.8	45.2
Barclays Group statutory total	47.7	47.0	44.3

Average allocated equity
	2015 £bn	2014 £bn	2013 £bn
Personal and Corporate Banking	18.2	17.5	17.3
Barclaycard	6.3	5.9	5.3
Africa Banking	3.8	3.9	4.4
Investment Bank	14.8	15.4	15.9
Head Office[a]	4.2	(0.4)	(7.0)
Barclays Core	47.3	42.3	35.9
Barclays Non-Core	9.0	13.4	17.1
Barclays Group adjusted total	56.3	55.7	53.0
Barclays Group statutory total	55.9	54.9	52.2

Period end allocated equity
	2015 £bn	2014 £bn	2013 £bn
Personal and Corporate Banking	18.3	17.9	17.3
Barclaycard	6.3	6.2	5.4
Africa Banking	3.4	4.0	3.8
Investment Bank	13.0	14.7	14.6
Head Office[a]	6.6	2.1	(2.1)
Barclays Core	47.6	44.9	39.0
Barclays Non-Core	7.2	11.0	15.1
Barclays Group adjusted total	54.8	55.9	54.1
Barclays Group statutory total	54.5	55.2	53.3

Note

a	Based on risk weighted assets and capital deductions in Head Office plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.

206 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

 Margins analysis

Total PCB, Barclaycard and Africa Banking net interest income increased 5% to £12.0bn due to an increase in average customer assets to £287.7bn (2014: £280.0bn) with growth in PCB and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP. Net interest margin increased 10bps to 4.18% primarily due to growth in interest earning lending within Barclaycard.

Group net interest income increased to £12.6bn (2014: £12.1bn) including structural hedge contributions of £1.5bn (2014: £1.6bn). Equity structural hedge income decreased driven by the maintenance of the hedge in a continuing low rate environment.

Net interest margin by business reflects movements in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to give appropriate credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium.

	Year ended 31 December 2015			Year ended 31 December 2014
	Net interest income £m	Average customer assets £m	Net interest margin %	Net interest income £m	Average customer assets £m	Net interest margin %
Personal and Corporate Banking	6,438	214,989	2.99	6,298	210,026	3.00
Barclaycard	3,520	38,560	9.13	3,044	34,776	8.75
Africa Banking	2,066	34,116	6.06	2,093	35,153	5.95
Total Personal and Corporate Banking, Barclaycard and Africa Banking	12,024	287,665	4.18	11,435	279,955	4.08
Investment Bank	588			647
Head Office	(303)			(216)
Barclays Core	12,309			11,866
Barclays Non-Core	249			214
Group net interest income	12,558			12,080

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 207

Financial statements

Contents

Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance of the Group.

			Page	Note
Consolidated financial statements

	▪	Presentation of information	209	n/a
	▪	Independent Registered Public Accounting Firm’s report	210	n/a
	▪	Consolidated income statement	211	n/a
	▪	Consolidated statement of comprehensive income	212	n/a
	▪	Consolidated balance sheet	213	n/a
	▪	Consolidated statement of changes in equity	214	n/a
	▪	Consolidated cash flow statement	215	n/a
	▪	Parent Company accounts	216	n/a
	▪	Notes to the financial statements	218	n/a
	▪	Significant accounting policies	218	1
Notes to the financial statements

Performance/return	▪	Segmental reporting	221	2
	▪	Net interest income	221	3
	▪	Net fee and commission income	222	4
	▪	Net trading income	222	5
	▪	Net investment income	223	6
	▪	Credit impairment charges and other provisions	223	7
	▪	Operating expenses	225	8
	▪	Profit/(loss) on disposal of subsidiaries, associates and joint ventures	225	9
	▪	Tax	226	10
	▪	Earnings per share	229	11
	▪	Dividends on ordinary shares	229	12

Assets and liabilities held at fair value	▪	Trading portfolio	230	13
	▪	Financial assets designated at fair value	230	14
	▪	Derivative financial instruments	231	15
	▪	Available for sale financial assets	234	16
	▪	Financial liabilities designated at fair value	234	17
	▪	Fair value of assets and liabilities	235	18
	▪	Offsetting financial assets and financial liabilities	251	19

Financial instruments held	▪	Loans and advances to banks and customers	253	20
at amortised cost	▪	Finance leases	253	21
	▪	Reverse repurchase and repurchase agreements including other similar secured lending and borrowing	254	22

Non-current assets and other investments	▪	Property, plant and equipment	255	23
	▪	Goodwill and intangible assets	256	24
	▪	Operating leases	258	25

Accruals, provisions, contingent liabilities	▪	Accruals, deferred income and other liabilities	259	26
and legal proceedings	▪	Provisions	259	27
	▪	Contingent liabilities and commitments	261	28
	▪	Legal, competition and regulatory matters	261	29

Capital instruments, equity and reserves	▪	Subordinated liabilities	272	30
	▪	Ordinary shares, share premium and other equity	276	31
	▪	Reserves	277	32
	▪	Non-controlling interests	277	33

Employee benefits	▪	Share based payments	279	34
	▪	Pensions and post retirement benefits	281	35

Scope of consolidation	▪	Principal subsidiaries	285	36
	▪	Structured entities	286	37
	▪	Investments in associates and joint ventures	291	38
	▪	Securitisations	291	39
	▪	Assets pledged	293	40

Other disclosure matters	▪	Related party transactions and Directors’ remuneration	294	41
	▪	Auditors’ remuneration	296	42
	▪	Financial risks, liquidity and capital management	297	43
	▪	Non-current assets held for sale and associated liabilities	297	44
	▪	Barclays PLC (the Parent Company)	298	45
	▪	Related undertakings	299	46

208 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Presentation of information

Barclays’ approach to disclosures

The Group aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus. Consequently Barclays’ disclosures go beyond the minimum standards required by accounting standards and other regulatory requirements.

Barclays continues to support the recommendations and guidance made by the Enhanced Disclosure Taskforce (EDTF). The EDTF was formed by the Financial Stability Board with a remit to broaden and deepen the risk disclosures of global banks in a number of areas, including liquidity and funding, credit risk and market risk. Barclays has fully adopted the recommendations across the Annual Report and Pillar 3 Report.

In line with the Financial Reporting Council’s guidance on ‘Clear and Concise’ reporting, for 2015, Barclays has focused reporting on material items and sought to reorganise information to aid users understanding.

It is Barclays’ view that best in class disclosures will continue to evolve in light of ongoing market and stakeholder engagement with the banking sector. Barclays is committed to engaging with a published Code for Financial Reporting Disclosure (the Code). The Code sets out five disclosure principles together with supporting guidance which states that UK banks will:

▪	provide high quality, meaningful and decision-useful disclosures

▪	review and enhance their financial instrument disclosures for key areas of interest

▪	assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance

▪	seek to enhance the comparability of financial statement disclosures across the UK banking sector and

▪	clearly differentiate in their annual reports between information that is audited and information that is unaudited.

British Bankers’ Association (BBA) Code for Financial Reporting Disclosure

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2015 Annual Report and Accounts in compliance with the Code.

Statutory accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 211 to 215 along with the accounts of Barclays PLC itself on pages 216 and 217. The accounting policies on pages 218 to 220 and the Notes commencing on page 221 apply equally to both sets of accounts unless otherwise stated.

The financial statements have been prepared on a going concern basis, in accordance with The Companies Act 2006 as applicable to companies using IFRS.

Capital Requirements Country by Country Reporting

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country by Country Reporting Regulations 2013. The legislation requires Barclays PLC to publish additional information in respect of the year ended 31 December 2015. This information is available on the Barclays’ website: home.barclays/ citizenship/reports-and-publications/country-snapshot.html

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 209

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays PLC and its subsidiaries at 31 December 2015 and 31 December 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting included in the Directors’ Report appearing on page 40 of the Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (US). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, UK

29 February 2016

210 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Consolidated financial statements

Consolidated income statement

For the year ended 31 December	Notes	2015 £m	2014 £m	2013 £m
Continuing operations
Interest income	3	17,201	17,363	18,315
Interest expense	3	(4,643)	(5,283)	(6,715)
Net interest income		12,558	12,080	11,600
Fee and commission income	4	9,655	9,836	10,479
Fee and commission expense	4	(1,763)	(1,662)	(1,748)
Net fee and commission income		7,892	8,174	8,731
Net trading income	5	3,623	3,331	6,553
Net investment income	6	1,138	1,328	680
Net premiums from insurance contracts		709	669	732
Other income		67	186	148
Total income		25,987	25,768	28,444
Net claims and benefits incurred on insurance contracts		(533)	(480)	(509)
Total income net of insurance claims		25,454	25,288	27,935
Credit impairment charges and other provisions	7	(2,114)	(2,168)	(3,071)
Net operating income		23,340	23,120	24,864
Staff costs	8	(9,960)	(11,005)	(12,155)
Infrastructure costs	8	(3,180)	(3,443)	(3,531)
Administration and general expenses	8	(3,528)	(3,621)	(4,113)
Provision for UK customer redress	27	(2,772)	(1,110)	(2,000)
Provision for ongoing investigations and litigation including Foreign Exchange	27	(1,237)	(1,250)	(173)
Operating expenses	8	(20,677)	(20,429)	(21,972)
Share of post-tax results of associates and joint ventures		47	36	(56)
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	9	(637)	(471)	6
Gain on acquisitions		–	–	26
Profit before tax		2,073	2,256	2,868
Taxation	10	(1,450)	(1,411)	(1,571)
Profit after tax		623	845	1,297

Attributable to:
Equity holders of the parent		(394)	(174)	540
Other equity holders[a]		345	250	–
Total equity holders		(49)	76	540
Non-controlling interests	33	672	769	757
Profit after tax		623	845	1,297

		p	p	p
Earnings per share
Basic (loss)/earnings per share	11	(1.9)	(0.7)	3.8
Diluted (loss)/earnings per share	11	(1.9)	(0.7)	3.7

Note

a	The profit after tax attributable to other equity holders of £345m (2014: £250m) is offset by a tax credit recorded in reserves of £70m (2014: £54m). The net amount of £275m (2014: £196m), along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 211

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31 December	2015 £m	2014 £m	2013 £m
Profit after tax	623	845	1,297
Other comprehensive (loss)/income from continuing operations:
Currency translation reserve
Currency translation differences	(476)	486	(1,767)
Available for sale reserve
Net gains/(losses) from changes in fair value	33	5,333	(2,734)
Net gains transferred to net profit on disposal	(373)	(619)	(145)
Net losses/(gains) transferred to net profit due to impairment	17	(31)	(7)
Net (gains)/losses transferred to net profit due to fair value hedging	(148)	(4,074)	2,376
Changes in insurance liabilities	86	(94)	28
Tax	134	(102)	100
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(407)	2,687	(1,914)
Net gains transferred to net profit	(268)	(767)	(547)
Tax	81	(380)	571
Other	21	(42)	(37)
Total comprehensive (loss)/income that may be recycled to profit or loss	(1,300)	2,397	(4,076)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	1,174	268	(512)
Tax	(260)	(63)	(3)
Other comprehensive (loss)/income for the period	(386)	2,602	(4,591)
Total comprehensive income/(loss) for the year	237	3,447	(3,294)

Attributable to:
Equity holders of the parent	45	2,756	(3,406)
Non-controlling interests	192	691	112
	237	3,447	(3,294)

212 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Consolidated financial statements

Consolidated balance sheet

As at 31 December	Notes	2015 £m	2014 £m	2013 £m
Assets
Cash and balances at central banks		49,711	39,695	45,687
Items in the course of collection from other banks		1,011	1,210	1,282
Trading portfolio assets	13	77,348	114,717	133,069
Financial assets designated at fair value	14	76,830	38,300	38,968
Derivative financial instruments	15	327,709	439,909	350,300
Available for sale investments	16	90,267	86,066	91,756
Loans and advances to banks	20	41,349	42,111	39,422
Loans and advances to customers	20	399,217	427,767	434,237
Reverse repurchase agreements and other similar secured lending	22	28,187	131,753	186,779
Prepayments, accrued income and other assets		3,010	3,607	3,920
Investments in associates and joint ventures	38	573	711	653
Property, plant and equipment	23	3,468	3,786	4,216
Goodwill and intangible assets	24	8,222	8,180	7,685
Current tax assets	10	415	334	219
Deferred tax assets	10	4,495	4,130	4,807
Retirement benefit assets	35	836	56	133
Non current assets classified as held for sale	44	7,364	15,574	495
Total assets		1,120,012	1,357,906	1,343,628
Liabilities
Deposits from banks		47,080	58,390	55,615
Items in the course of collection due to other banks		1,013	1,177	1,359
Customer accounts		418,242	427,704	431,998
Repurchase agreements and other similar secured borrowing	22	25,035	124,479	196,748
Trading portfolio liabilities	13	33,967	45,124	53,464
Financial liabilities designated at fair value	17	91,745	56,972	64,796
Derivative financial instruments	15	324,252	439,320	347,118
Debt securities in issue		69,150	86,099	86,693
Subordinated liabilities	30	21,467	21,153	21,695
Accruals, deferred income and other liabilities	26	10,610	11,423	12,934
Provisions	27	4,142	4,135	3,886
Current tax liabilities	10	903	1,021	1,042
Deferred tax liabilities	10	122	262	373
Retirement benefit liabilities	35	423	1,574	1,958
Liabilities included in disposal groups classified as held for sale	44	5,997	13,115	–
Total liabilities		1,054,148	1,291,948	1,279,679

Total equity
Called up share capital and share premium	31	21,586	20,809	19,887
Other equity instruments	31	5,305	4,322	2,063
Other reserves	32	1,898	2,724	249
Retained earnings		31,021	31,712	33,186
Total equity excluding non-controlling interests		59,810	59,567	55,385
Non-controlling interests	33	6,054	6,391	8,564
Total equity		65,864	65,958	63,949
Total liabilities and equity		1,120,012	1,357,906	1,343,628

The Board of Directors approved the financial statements on pages 211 to 305 on 29 February 2016.

John McFarlane

Group Chairman

Jes Staley

Group Chief Executive

Tushar Morzaria

Group Finance Director

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 213

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium £m	Other equity instruments £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m	Other reserves and treasury shares £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2015	20,809	4,322	562	1,817	(582)	927	31,712	59,567	6,391	65,958
Profit after tax	–	345	–	–	–	–	(394)	(49)	672	623
Currency translation movements	–	–	–	–	(41)	–	–	(41)	(435)	(476)
Available for sale investments	–	–	(245)	–	–	–	–	(245)	(6)	(251)
Cash flow hedges	–	–	–	(556)	–	–	–	(556)	(38)	(594)
Pension remeasurement	–	–	–	–	–	–	916	916	(2)	914
Other	–	–	–	–	–	–	20	20	1	21
Total comprehensive (loss)/income for the year	–	345	(245)	(556)	(41)	–	542	45	192	237
Issue of new ordinary shares	137	–	–	–	–	–	–	137	–	137
Issue of shares under employee share schemes	640	–	–	–	–	–	571	1,211	–	1,211
Issue and exchange of other equity instruments	–	995	–	–	–	–	–	995	–	995
Other equity instruments coupons paid	–	(345)	–	–	–	–	70	(275)	–	(275)
Redemption of preference shares	–	–	–	–	–	–	–	–	–	–
Increase in treasury shares	–	–	–	–	–	(602)	–	(602)	–	(602)
Vesting of shares under employee share schemes	–	–	–	–	–	618	(755)	(137)	–	(137)
Dividends paid	–	–	–	–	–	–	(1,081)	(1,081)	(552)	(1,633)
Other reserve movements	–	(12)	–	–	–	–	(38)	(50)	23	(27)
Balance as at 31 December 2015	21,586	5,305	317	1,261	(623)	943	31,021	59,810	6,054	65,864

Balance as at 1 January 2014	19,887	2,063	148	273	(1,142)	970	33,186	55,385	8,564	63,949
Profit after tax	–	250	–	–	–	–	(174)	76	769	845
Currency translation movements	–	–	–	–	560	–	–	560	(74)	486
Available for sale investments	–	–	414	–	–	–	–	414	(1)	413
Cash flow hedges	–	–	–	1,544	–	–	–	1,544	(4)	1,540
Pension remeasurement	–	–	–	–	–	–	205	205	–	205
Other	–	–	–	–	–	–	(43)	(43)	1	(42)
Total comprehensive (loss)/income for the year	–	250	414	1,544	560	–	(12)	2,756	691	3,447
Issue of new ordinary shares	150	–	–	–	–	–	–	150	–	150
Issue of shares under employee share schemes	772	–	–	–	–	–	693	1,465	–	1,465
Issue and exchange of other equity instruments	–	2,263	–	–	–	–	(155)	2,108	(1,527)	581
Other equity instruments coupons paid	–	(250)	–	–	–	–	54	(196)	–	(196)
Redemption of preference shares	–	–	–	–	–	–	(104)	(104)	(687)	(791)
Increase in treasury shares	–	–	–	–	–	(909)	–	(909)	–	(909)
Vesting of shares under employee share schemes	–	–	–	–	–	866	(866)	–	–	–
Dividends paid	–	–	–	–	–	–	(1,057)	(1,057)	(631)	(1,688)
Other reserve movements	–	(4)	–	–	–	–	(27)	(31)	(19)	(50)
Balance as at 31 December 2014	20,809	4,322	562	1,817	(582)	927	31,712	59,567	6,391	65,958

Balance as at 1 January 2013	12,477	–	527	2,099	59	989	34,464	50,615	9,371	59,986
Profit after tax	–	–	–	–	–	–	540	540	757	1,297
Currency translation movements	–	–	–	–	(1,201)	–	–	(1,201)	(566)	(1,767)
Available for sale investments	–	–	(379)	–	–	–	–	(379)	(3)	(382)
Cash flow hedges	–	–	–	(1,826)	–	–	–	(1,826)	(64)	(1,890)
Pension remeasurement	–	–	–	–	–	–	(503)	(503)	(12)	(515)
Other	–	–	–	–	–	–	(37)	(37)	–	(37)
Total comprehensive (loss)/income for the year	–	–	(379)	(1,826)	(1,201)	–	–	(3,406)	112	(3,294)
Issue of new ordinary shares	6,620	–	–	–	–	–	–	6,620	–	6,620
Issue of shares under employee share schemes	790	–	–	–	–	–	689	1,479	–	1,479
Issue and exchange of other equity instruments	–	2,063	–	–	–	–	–	2,063	–	2,063
Other equity instruments coupons paid	–	–	–	–	–	–	–	–	–	–
Redemption of preference shares	–	–	–	–	–	–	–	–	–	–
Increase in treasury shares	–	–	–	–	–	(1,066)	–	(1,066)	–	(1,066)
Vesting of shares under employee share schemes	–	–	–	–	–	1,047	(1,047)	–	–	–
Dividends paid	–	–	–	–	–	–	(859)	(859)	(813)	(1,672)
Other reserve movements	–	–	–	–	–	–	(61)	(61)	(106)	(167)
Balance as at 31 December 2013	19,887	2,063	148	273	(1,142)	970	33,186	55,385	8,564	63,949

214 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Consolidated financial statements

Consolidated cash flow statement

For the year ended 31 December	2015 £m	2014 £m	2013 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	2,073	2,256	2,868
Adjustment for non-cash items:
Allowance for impairment	2,105	2,168	3,071
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,324	1,279	1,274
Other provisions, including pensions	4,333	3,600	3,674
Net loss on disposal of investments and property, plant and equipment	(374)	(619)	(145)
Other non-cash movements	(635)	(808)	(1,293)
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	27,565	3,684	(3,915)
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending	103,566	55,021	(10,264)
Net (decrease) in deposits and debt securities in issue	(37,721)	(2,113)	(13,392)
Net (decrease) in repurchase agreements and other similar secured borrowing	(99,444)	(72,269)	(20,430)
Net (increase)/decrease in derivative financial instruments	(2,868)	2,593	971
Net decrease in trading assets	37,342	18,368	13,443
Net (decrease)/increase in trading liabilities	(11,157)	(8,340)	8,670
Net (increase) in financial investments	(3,757)	(7,156)	(6,114)
Net (increase)/decrease in other assets	(2,324)	(14,694)	128
Net (decrease)/increase in other liabilities	(2,230)	8,141	(1,930)
Corporate income tax paid	(1,670)	(1,552)	(1,558)
Net cash from operating activities	16,128	(10,441)	(24,942)
Purchase of available for sale investments	(120,251)	(108,645)	(92,015)
Proceeds from sale or redemption of available for sale investments	113,048	120,843	69,473
Purchase of property, plant and equipment	(852)	(657)	(736)
Other cash flows associated with investing activities	(379)	(886)	633
Net cash from investing activities	(8,434)	10,655	(22,645)
Dividends paid	(1,496)	(1,688)	(1,672)
Proceeds of borrowings and issuance of subordinated debt	1,138	826	700
Repayments of borrowings and redemption of subordinated debt	(682)	(1,100)	(1,425)
Net issue of shares and other equity instruments	1,278	559	9,473
Net purchase of treasury shares	(679)	(909)	(1,066)
Net redemption of shares issued to non-controlling interests	–	(746)	(100)
Net cash from financing activities	(441)	(3,058)	5,910
Effect of exchange rates on cash and cash equivalents	824	(431)	198
Net increase/(decrease) in cash and cash equivalents	8,077	(3,275)	(41,479)
Cash and cash equivalents at beginning of year	78,479	81,754	123,233
Cash and cash equivalents at end of year	86,556	78,479	81,754
Cash and cash equivalents comprise:
Cash and balances at central banks	49,711	39,695	45,687
Loans and advances to banks with original maturity less than three months	35,876	36,282	35,259
Available for sale treasury and other eligible bills with original maturity less than three months	816	2,322	644
Trading portfolio assets with original maturity less than three months	153	180	164
	86,556	78,479	81,754

Interest received was £20,376m (2014: £21,372m, 2013: £23,387m) and interest paid was £7,534m (2014: £8,566m, 2013: £10,709m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,369m (2014: £4,448m, 2013: £4,722m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 215

Financial statements of Barclays PLC

Parent company accounts

Income statement
For the year ended 31 December	Notes	2015 £m	2014 £m	2013 £m
Dividends received from subsidiary		876	821	734
Net interest expense		(7)	(6)	(6)
Other income/(expense)	45	227	275	(137)
Management charge from subsidiary		(6)	(6)	(6)
Profit before tax		1,090	1,084	585
Tax		(43)	(57)	35
Profit after tax		1,047	1,027	620
Attributable to
Ordinary equity holders		702	777	620
Other equity holders		345	250	–

Profit after tax and total comprehensive income for the year was £1,047m (2014: £1,027m). There were no other components of total comprehensive income other than the profit after tax.

The Company had no staff during the year (2014: nil, 2013: nil).

Balance sheet
As at 31 December	Notes	2015 £m	2014 £m
Assets
Investment in subsidiary	45	35,303	33,743
Loans and advances to subsidiary	45	7,990	2,866
Derivative financial instrument	45	210	313
Other assets		133	174
Total assets		43,636	37,096

Liabilities
Deposits from banks		494	528
Subordinated liabilities	45	1,766	810
Debt securities in issue	45	6,224	2,056
Other liabilities		–	10
Total liabilities		8,484	3,404

Shareholders’ equity
Called up share capital	31	4,201	4,125
Share premium account	31	17,385	16,684
Other equity instruments	31	5,321	4,326
Capital redemption reserve		394	394
Retained earnings		7,851	8,163
Total shareholders’ equity		35,152	33,692
Total liabilities and shareholders’ equity		43,636	37,096

The financial statements on pages 216 and 217 and the accompanying note on page 298 were approved by the Board of Directors on 29 February 2016 and signed on its behalf by:

John McFarlane

Group Chairman

Jes Staley

Group Chief Executive

Tushar Morzaria

Group Finance Director

216 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Statement of changes in equity
	Notes	Called up share capital and share premium £m	Other equity instruments £m	Capital reserves and other equity £m	Retained earnings £m	Total equity £m
Balance as at 1 January 2015		20,809	4,326	394	8,163	33,692
Profit after tax and total comprehensive income		–	345	–	702	1,047
Issue of new ordinary shares		137	–	–	–	137
Issue of shares under employee share schemes		640	–	–	–	640
Issue of other equity instruments		–	995	–	–	995
Dividends	12	–	–	–	(1,081)	(1,081)
Other equity instruments coupons paid		–	(345)	–	70	(275)
Other		–	–	–	(3)	(3)
Balance as at 31 December 2015		21,586	5,321	394	7,851	35,152
Balance as at 1 January 2014		19,887	2,063	394	8,398	30,742
Profit after tax and total comprehensive income		–	250	–	777	1,027
Issue of new ordinary shares		150	–	–	–	150
Issue of shares under employee share schemes		772	–	–	–	772
Issue of other equity instruments		–	2,263	–	–	2,263
Dividends	12	–	–	–	(1,057)	(1,057)
Other equity instruments coupons paid		–	(250)	–	54	(196)
Other		–	–	–	(9)	(9)
Balance as at 31 December 2014		20,809	4,326	394	8,163	33,692

Balance as at 1 January 2013		12,477	–	394	8,654	21,525
Profit after tax and total comprehensive income		–	–	–	620	620
Issue of new ordinary shares		6,620	–	–	–	6,620
Issue of shares under employee share schemes		790	–	–	–	790
Issue of other equity instruments		–	2,063	–	–	2,063
Dividends	12	–	–	–	(859)	(859)
Other		–	–		(17)	(17)
Balance as at 31 December 2013		19,887	2,063	394	8,398	30,742

Cash flow statement
For the year ended 31 December				2015 £m	2014 £m	2013 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax				1,090	1,084	585
Changes in operating assets and liabilities				100	734	(546)
Other non-cash movements				52	(43)	(20)
Corporate income tax (paid)/received				(27)	38	(3)
Net cash from operating activities				1,215	1,813	16
Capital contribution to subsidiary				(1,560)	(3,684)	(8,630)
Net cash used in investing activities				(1,560)	(3,684)	(8,630)
Issue of shares and other equity instruments				1,771	3,185	9,473
Net (increase) in loans and advances to bank subsidiaries of the Parent				(4,973)	(2,866)	–
Net increase in deposits and debt securities in issue				4,052	2,056	–
Proceeds of borrowings and issuance of subordinated debt				921	803	(859)
Dividends paid				(1,081)	(1,057)	–
Coupons paid				(345)	(250)	–
Net cash from financing activities				345	1,871	8,614
Net increase/(decrease) in cash and cash equivalents				–	–	–
Cash and cash equivalents at beginning of year				–	–	–
Cash and cash equivalents at end of year				–	–	–

Net cash from operating activities includes:
Dividends received				876	821	734
Interest paid				(7)	(6)	(6)

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2015 or 2014 to significant risks arising from the financial instruments it holds, which comprised loans and advances and other assets which had no market risk or material credit risk.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 217

Notes to the financial statements

For the year ended 31 December 2015

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

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the EU. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied.

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

(i) Consolidation

Barclays applies IFRS 10 Consolidated Financial Statements.

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which Barclays PLC has control. The Group has control over another entity when the Group has all of the following:

1) power over the relevant activities of the investee, for example through voting or other rights

2) exposure to, or rights to, variable returns from its involvement with the investee, and

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

Details of the principal subsidiaries are given in Note 36, and a complete list of all subsidiaries is presented in Note 46.

(ii) Foreign currency translation

The Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions and balances in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency balances are translated into Sterling at the period end exchange rates. Exchange rate gains and losses on such balances are taken to the income statement.

The Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the closing rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange rate differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Group loses control, joint control or significant influence over the foreign operation or on partial disposal of the operation.

(iii) Financial assets and liabilities

The Group applies IAS 39 Financial Instruments: Recognition and Measurement to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities, the impairment of financial assets, and hedge accounting.

Recognition

The Group recognises financial assets and liabilities when it becomes a party to the terms of the contract, which is the trade date or the settlement date.

218 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

1 Significant accounting policies continued

Classification and measurement

Financial assets and liabilities are initially recognised at fair value and may be held at fair value or amortised cost depending on the Group’s intention towards the assets and the nature of the assets and liabilities, mainly determined by their contractual terms.

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

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year. There were no new or amended standards or interpretations that resulted in a change in accounting policy.

Future accounting developments

There have been, and are expected to be, a number of significant changes to the Group’s financial reporting after 2015 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

IFRS 9 – Financial instruments

IFRS 9 Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement is effective for periods beginning on or after 1 January 2018 and is currently expected to be endorsed by the EU in 2016. IFRS 9, in particular the impairment requirements, will lead to significant changes in the accounting for financial instruments.

Impairment

IFRS 9 introduces a revised impairment model which will require entities to recognise expected credit losses based on unbiased forward-looking information, replacing the existing incurred loss model which only recognises impairment if there is objective evidence that a loss is already incurred.

The IFRS 9 impairment model will be applicable to all financial assets at amortised cost, lease receivables, debt financial assets at fair value through OCI, loan commitments and financial guarantee contracts. This contrasts to the IAS 39 impairment model which is not applicable to loan commitments and financial guarantee contracts (these were covered by IAS 37). In addition, the IAS 39 Available for Sale assets model is not fully aligned to the model for amortised cost assets.

IFRS 9 requires the recognition of lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition. If the credit risk has not increased significantly since initial recognition 12 month expected credit losses are recognised, being the expected credit losses from default events that are possible within 12 months after the reporting date.

Expected credit losses are the unbiased probability of default weighted average credit losses determined by evaluating a range of possible outcomes and forecast future economic conditions. Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the effective interest rate.

Under IFRS 9, impairment will be recognised earlier than is the case under IAS 39 because it requires expected losses to be recognised before the loss event arises. Measurement will involve increased complexity and judgement including estimation of probabilities of defaults, loss given default, a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default and assessing increases in credit risk. It is expected to have a material financial impact, but it will not be practical to disclose reliable financial impact estimates until the implementation programme is further advanced.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 219

Notes to the financial statements

For the year ended 31 December 2015

1 Significant accounting policies continued

Based on the current requirements of CRD IV, the expected increase in the accounting impairment provision would reduce CET1 capital but the impact would be partially mitigated by the ‘excess of expected losses over impairment’ included in the CET1 calculation as discussed on page 150).

Classification and measurement

IFRS 9 will require financial assets to be classified on the basis of two criteria:

1) the business model within which financial assets are managed, and

2) their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’).

Financial assets will be measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent solely payments of principal and interest.

Financial assets will be measured at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows represent solely payments of principal and interest.

Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election for non-traded equity investments to be measured at fair value through other comprehensive income.

The accounting for financial liabilities is largely unchanged, except for financial liabilities designated at fair value through profit and loss. Gains and losses on such financial liabilities arising from changes in Barclays’ own credit risk will be presented in other comprehensive income rather than in profit and loss.

Hedge accounting

IFRS 9 contains revised requirements on hedge accounting, which are more closely aligned with an entity’s risk management strategies and risk management objectives. The new rules would replace the current quantitative effectiveness test with a simpler version, and requires that an economic relationship exist between the hedged item and the hedging instrument. Under the new rules, voluntary hedge de-designations would not be allowed.

Adoption of the IFRS 9 hedge accounting requirements is optional, and certain aspects of IAS 39, being the portfolio fair value hedge for interest rate risk, would continue to be available for entities (while applying IFRS 9 to the remainder of the entity’s hedge accounting relationships) until the IASB completes its accounting for dynamic risk management project. Barclays is considering the most appropriate approach to adopt in this area.

IFRS 15 – Revenue from Contracts with Customers

In 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which will replace IAS 18 Revenue and IAS 11 Construction Contracts. It applies to all contracts with customers except leases, financial instruments and insurance contracts. The standard will establish a more systematic approach for revenue measurement and recognition. During July 2015, the IASB confirmed the deferral of the effective date by one year to 1 January 2018. The standard has not yet been endorsed by the EU. Adoption of the standard is not expected to have a significant impact.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. Under the new requirements, lessees would be required to recognise assets and liabilities arising from both operating and finance leases on the balance sheet. The expected effective date is 1 January 2019. The standard has not yet been endorsed by the EU.

Insurance contracts

The IASB also plans to issue a new standard on insurance contracts.

The Group is in the process of considering the financial impacts of the new standards.

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

	Page		Page
Credit impairment charges and other provisions	223	Fair value of financial instruments	234
Income taxes	226	Provisions	259
Available for sale assets	234	Retirement benefit obligations	281

Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, certain disclosures required under IFRS have been included within the Risk management section as follows:

▪   Segmental reporting on pages 191 to 221

▪   Credit risk management, on pages 99 and 100, including exposures to selected countries

▪   Market risk, on pages 101 and 102

▪   Funding risk – capital, on pages 103 and 104 and

▪   Funding risk – liquidity, on page 105.

These are covered by the Audit opinion included on page 210.

220 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

The notes included in this section focus on the results and performance of the Group. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here.

2 Segmental reporting

Presentation of segmental reporting

The Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s-length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

An analysis of the Group’s performance by business segment and income by geographic segment is included on pages 191 and 192. Further details on each of the segments are provided on pages 193 to 221.

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

	2015 £m	2014 £m	2013 £m
Cash and balances with central banks	158	193	219
Available for sale investments	1,387	1,615	1,804
Loans and advances to banks	541	446	468
Loans and advances to customers	14,732	14,677	15,613
Other	383	432	211
Interest income	17,201	17,363	18,315
Deposits from banks	(177)	(199)	(201)
Customer accounts	(930)	(1,473)	(2,656)
Debt securities in issue	(1,722)	(1,922)	(2,176)
Subordinated liabilities	(1,644)	(1,622)	(1,572)
Other	(170)	(67)	(110)
Interest expense	(4,643)	(5,283)	(6,715)
Net interest income	12,558	12,080	11,600

Interest income includes £149m (2014: £153m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed on page 233.

2015

Net interest income increased by 4% to £12,558m, driven by margin improvement in Barclaycard and Africa Banking, and volume growth in both PCB and Barclaycard. This was partially offset by a decrease in Head Office due to a reduction in interest income on AFS investments. Interest income decreased by 1% to £17,201m, driven by a decline in income on AFS investments which fell 14% to £1,387m. Interest expense decreased 12% to £4,643m, driven by reduced interest expense on customer accounts falling by 37% to £930m.

2014

Net interest income increased by 4% to £12,080m, driven by improvements in PCB savings margins and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements and the sale and rundown of assets in Non-Core. Interest income decreased by 5% to £17,363m, driven by a reduction in income from loans and advances to customers which fell 6% to £14,677m. Interest expense reduced 21% to £5,283m, driven by a reduction in interest on customer accounts of £1,183m to £1,473m.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 221

Notes to the financial statements

Performance/return

4 Net fee and commission income

Accounting for net fee and commission income

The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	2015 £m	2014 £m	2013 £m
Fee and commission income
Banking, investment management and credit related fees and commissions	9,497	9,681	10,311
Foreign exchange commission	158	155	168
Fee and commission income	9,655	9,836	10,479
Fee and commission expense	(1,763)	(1,662)	(1,748)
Net fee and commission income	7,892	8,174	8,731

2015

Net fee and commission income decreased £282m to £7,892m. This was primarily driven by lower income due to the sale of the US Wealth and Spanish retail businesses and launch of the revised PCB overdraft proposition in mid 2014, which recognises the majority of the overdraft income as net interest income as opposed to fee income. Investment Bank income decreased, driven by lower equity underwriting fees partially offset by higher financial advisory and debt underwriting fees. Growth in Africa Banking was offset by adverse currency movements. These movements were partly offset by increases in Barclaycard, driven by growth in payment volumes.

2014

Net fee and commission income decreased £557m to £8,174m. This was driven by lower fees as a result of decreased debt underwriting fees and declines in cash commissions, reflecting lower volumes in the Investment Bank. Further decreases were caused by the launch of the revised PCB overdraft proposition, which recognises the majority of the overdraft income as net interest income as opposed to fee income, and adverse currency movements in Africa Banking. These movements were partly offset by increases in Barclaycard, driven by growth in payment volumes.

5 Net trading income

Accounting for net trading income

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, trading positions are held at fair value, and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Income arises from both the sale and purchase of trading positions, margins which are achieved through market making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.

Own credit gains/losses arise from the fair valuation of financial liabilities designated at fair value through profit and loss. See Note 17 Financial liabilities designated at fair value.

	2015 £m	2014 £m	2013 £m
Trading income	3,193	3,297	6,773
Own credit gains/(losses)	430	34	(220)
Net trading income	3,623	3,331	6,553

Included within net trading income were gains of £992m (2014: £1,051m loss, 2013: £914m gain) on financial assets designated at fair value and losses of £187m (2014: £65m loss, 2013: £684m loss) on financial liabilities designated at fair value.

2015

Net trading income increased 9% to £3,623m, primarily reflecting a £396m favourable variance in own credit due to widening of credit spreads on Barclays’ issued debt. Trading income decreased by £104m, mainly driven by the continued disposal and running down of certain businesses and fair value movements on the ESHLA portfolio within Non-Core, and depreciation of ZAR against GBP. This was partially offset by increases in various Investment Bank businesses driven by higher volatility and trading activity during the year.

2014

Net trading income decreased 49% to £3,331m, primarily reflecting a £2,541m decrease in trading income, as lower volatility and subdued trading activity combined with tighter spreads reduced income across a number of businesses. Disposals and running down of certain Non-Core businesses and the £935m fair value reduction on the ESHLA portfolio (see Note 18 for further details) also contributed to the lower income. This was partially offset by a £254m favourable variance in own credit gains/losses.

222 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

6 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 16 Available for sale financial assets and Note 14 Financial assets designated at fair value.

	2015 £m	2014 £m	2013 £m
Net gain from disposal of available for sale investments	374	620	145
Dividend income	8	9	14
Net gain from financial instruments designated at fair value	238	233	203
Other investment income	518	466	318
Net investment income	1,138	1,328	680

2015

Net investment income decreased by £190m to £1,138m. This was largely driven by lower gains and fewer disposals of available for sale investments due to unfavourable market conditions. During the year, a gain of £496m (2014: £461m) was recognised in other investment income due to the final and full legal settlement in respect of US Lehman acquisition assets.

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

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

▪  becoming aware of significant financial difficulty of the issuer or obligor

▪  a breach of contract, such as a default or delinquency in interest or principal payments

▪  the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider

▪  it becomes probable that the borrower will enter bankruptcy or other financial reorganisation

▪  the disappearance of an active market for that financial asset because of financial difficulties

▪  observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 223

Notes to the financial statements

Performance/return

7 Credit impairment charges and other provisions continued

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

Within the retail and small businesses portfolios, which comprise large numbers of small homogenous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for retail portfolios is £1,808m (2014: £1,844m, 2013: £2,161m) and amounts to 86% (2014: 84%, 2013: 71%) of the total impairment charge on loans and advances.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £289m (2014: £360m, 2013: £901m) and amounts to 14% (2014: 16%, 2013: 29%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Risk review.

	2015 £m	2014 £m	2013 £m
New and increased impairment allowances	3,056	3,230	3,929
Releases	(547)	(809)	(683)
Recoveries	(400)	(221)	(201)
Impairment charges on loans and advances	2,109	2,200	3,045
Provision (releases)/charges for undrawn contractually committed facilities and guarantees provided	(12)	4	17
Loan impairment	2,097	2,204	3,062
Available for sale investment	17	(31)	1
Reverse repurchase agreements	–	(5)	8
Credit impairment charges and other provisions	2,114	2,168	3,071

2015

Loan impairment fell 5% to £2,097m, reflecting lower impairment in PCB and Non-Core, partially offset by higher charges in the Investment Bank and Barclaycard.

2014

Loan impairment fell 28% to £2,204m, reflecting lower impairment in Non-Core, PCB, and Africa Banking partially offset by higher charges in Barclaycard.

224 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

Deferred cash bonus awards and deferred share bonus awards are made to employees to incentivise performance over the vesting period. To receive payment under an award, employees must provide service over the vesting period, typically three years from the grant date. The period over which the expense for deferred cash and share bonus awards is recognised is based upon the common understanding between the employee and the Group and the terms and conditions of the award. The Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest as this is the period over which the employees understand that they must provide service in order to receive awards. The table on page 91 details the relevant award dates, payment dates and the period in which the income statement charge arises for bonuses. No expense has been recognised in 2015 for the deferred bonuses that will be granted in March 2016, as they are dependent upon future performance rather than performance during 2015.

The accounting policies for share based payments, and pensions and other post retirement benefits are included in Note 34 and Note 35 respectively.

	2015 £m	2014 £m	2013 £m
Infrastructure costs
Property and equipment	1,353	1,570	1,610
Depreciation of property, plant and equipment	554	585	647
Operating lease rentals	500	594	645
Amortisation of intangible assets	617	522	480
Impairment of property, equipment and intangible assets	153	172	149
Gain on property disposals	3	–	–
Total infrastructure costs	3,180	3,443	3,531
Administration and general costs
Consultancy, legal and professional fees	1,191	1,104	1,253
Subscriptions, publications, stationery and communications	760	842	869
Marketing, advertising and sponsorship	536	558	583
Travel and accommodation	218	213	307
UK bank levy	476	462	504
Goodwill impairment	102	–	79
Other administration and general expenses	245	442	518
Total administration and general costs	3,528	3,621	4,113
Recurring staff cost	10,389	11,005	12,155
Gains on retirement benefits	(429)	–	–
Staff costs	9,960	11,005	12,155
Provision for UK customer redress	2,772	1,110	2,000
Provision for ongoing investigations and litigation including Foreign Exchange	1,237	1,250	173
Operating expenses	20,677	20,429	21,972

For information on staff costs, refer to pages 57 to 58 of the Remuneration Report.

2015

Operating expenses have increased by 1% to £20,677m (2014: £20,429m) attributable to an increase in provisions for UK customer redress including PPI and an increase in impairment of goodwill partially offset by a decrease in staff costs (includes a gain on Retirement benefits, refer to Note 35 of £429m) and infrastructure costs reflecting savings from strategic cost programmes.

2014

Operating expenses have reduced by 7% to £20,429m, primarily driven by savings from strategic cost programmes, including a 5% reduction in headcount and currency movements, lower provisions for UK customer redress including PPI, reduced IT and infrastructure spend and non-occurrence of various provisions raised last year. This was partially offset by the charge of £1,250m (2013: £173m) for ongoing investigations and litigation relating to Foreign Exchange.

The impact of strategic cost programmes have driven savings across infrastructure and administration costs. Staff costs have decreased by 9% to £11,005m, reflecting a 5% net reduction in headcount and reductions in incentive awards granted.

9 Profit/(loss) on disposal of subsidiaries, associates and joint ventures

During the year, the loss on disposal of subsidiaries, associates and joint ventures was £637m (2014: loss of £471m, 2013: gain of £6m), principally relating to the sale of Spanish, Portuguese and Italian businesses. Please refer to Note 44 Non-current assets held for sale and associated liabilities.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 225

Notes to the financial statements

Performance/return

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

	2015 £m	2014 £m	2013 £m
Current tax charge
Current year	1,901	1,421	1,997
Adjustment for prior years	(183)	(19)	156
	1,718	1,402	2,153
Deferred tax charge/(credit)
Current year	(346)	75	(68)
Adjustment for prior years	78	(66)	(514)
	(268)	9	(582)
Tax charge	1,450	1,411	1,571

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax credit of £21m (2014: £42m charge) principally relating to share based payments.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2015 £m	2015%	2014 £m	2014%	2013 £m	2013%
Profit before tax from continuing operations	2,073		2,256		2,868
Tax charge based on the standard UK corporation tax rate of 20.25% (2014: 21.50%, 2013: 23.25%)	420	20.25	485	21.50	667	23.25

Non-creditable taxes including withholding taxes	309	14.9	329	14.6	559	19.5
Non-deductible provisions for UK customer redress	283	13.6	–	–	–	–
Non-UK profits at statutory tax rates different from the UK statutory tax rate	274	13.2	253	11.2	328	11.4
Non-deductible provisions for ongoing investigations and litigation including Foreign Exchange	261	12.6	387	17.2	–	–
Non-deductible expenses including UK bank levy	207	10.0	285	12.6	296	10.3
Impact of change in tax rates	158	7.6	9	0.4	(159)	(5.5)
Tax adjustments in respect of share based payments	30	1.4	21	0.9	(13)	(0.5)
Non-deductible impairments and losses on disposal	26	1.3	234	10.4	–	–
Non-taxable gains and income	(241)	(11.6)	(282)	(12.5)	(234)	(8.2)
Adjustments in respect of prior years	(105)	(5.1)	(85)	(3.8)	(358)	(12.5)
Changes in recognition and measurement of deferred tax assets	(77)	(3.7)	(183)	(8.1)	409	14.3
Other items	(52)	(2.5)	40	1.8	137	4.8
Non-UK losses at statutory tax rates different from the UK statutory tax rate	(43)	(2.1)	(82)	(3.6)	(61)	(2.1)
Tax charge	1,450	69.9	1,411	62.5	1,571	54.8
The effective tax rate of 69.9% (2014: 62.5%) increased from the previous year. This is mainly due to provisions for UK customer redress, that were non-deductible in 2015 as a result of changes introduced by the UK summer Budget, and the impact of changes to tax rates. The changes to tax rates in the period that had an adverse impact on the 2015 tax charge were the reduction of the local New York tax rate and the increase of the UK tax rate, specifically through the introduction of the new corporation tax surcharge that applies to banks. These tax rate changes resulted in the carrying value of US deferred tax assets being reduced and are further explained later in Note 10.

The effective tax rate of 69.9% on statutory profit before tax is significantly higher than the effective tax rate on adjusted profit before tax. For further details on the adjusted effective tax rate, please refer to page 187 of the financial review.

226 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

10 Tax continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2015 £m	2014 £m
Assets	334	219
Liabilities	(1,021)	(1,042)
As at 1 January	(687)	(823)
Income statement	(1,718)	(1,402)
Other comprehensive income	6	(26)
Corporate income tax paid	1,670	1,552
Other movements	241	12
	(488)	(687)
Assets	415	334
Liabilities	(903)	(1,021)
As at 31 December	(488)	(687)

Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:
	2015 £m	2014 £m
Barclays Group US Inc (BGUS) – US tax group	1,903	1,588
Barclays Bank PLC (US Branch) – US tax group	1,569	1,591
Barclays PLC – UK tax group	411	461
Other	612	490
Deferred tax asset	4,495	4,130
Deferred tax liability	(122)	(262)
Net deferred tax	4,373	3,868

US deferred tax assets in BGUS and the US Branch

The deferred tax asset in BGUS of £1,903m (2014: £1,588m) includes £449m (2014: £348m) relating to tax losses and the deferred tax asset in the US Branch of £1,569m (2014: £1,591m) includes £244m (2014: £479m) relating to tax losses. Under US tax rules losses can be carried forward and offset against profits for a period of 20 years. The losses first arose in 2011 in BGUS and 2008 in the US Branch and therefore any unused amounts may begin to expire in 2031 and 2028 respectively. The remaining US deferred tax assets relate primarily to temporary differences for which there is no time limit on recovery.

The valuation of the Group’s US deferred tax assets was adjusted downwards in 2015 as a result of both the reduction in the local New York rate of tax, which affected the deferred tax asset in both BGUS and the US Branch, and the introduction of the new UK corporation tax surcharge, which affected the deferred tax asset in the US Branch. The US Branch deferred tax asset is stated net of a measurement for UK tax because Barclays Bank PLC is subject to UK tax on the profits of its non-UK branches.

The deferred tax asset for the BGUS tax loss is projected to be fully utilised in 2017 and the deferred tax asset for the US Branch loss to be fully utilised in 2018.

UK tax group deferred tax asset

The deferred tax asset in the UK tax group of £411m (2014: £461m) relates entirely to temporary differences (2014: £245m related to tax losses). Based on profit forecasts, it is probable that there will be sufficient future taxable profits available against which the temporary differences will be utilised.

Other deferred tax assets

The deferred tax asset of £612m (2014: £490m) in other entities within the Group includes £209m (2014: £243m) relating to tax losses carried forward. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country laws which indicate that it is probable that the losses and temporary differences will be utilised.

Of the deferred tax asset of £612m (2014: £490m), an amount of £106m (2014: £140m) relates to entities which have suffered a loss in either the current or prior year. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 227

Notes to the financial statements

Performance/return

10 Tax continued

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share based payments and deferred compensation £m	Other £m	Total £m
Assets	1,542	18	5	321	176	233	1,315	729	951	5,290
Liabilities	(555)	(35)	(464)	–	–	–	–	–	(368)	(1,422)
At 1 January 2015	987	(17)	(459)	321	176	233	1,315	729	583	3,868
Income statement	779	(13)	1	(119)	(14)	21	(540)	(126)	279	268
Other comprehensive income	–	(14)	221	(261)	–	–	122	(10)	(21)	37
Other movements	48	2	3	10	(5)	7	5	30	100	200
	1,814	(42)	(234)	(49)	157	261	902	623	941	4,373
Assets	2,008	28	5	95	157	261	902	623	1,511	5,590
Liabilities	(194)	(70)	(239)	(144)	–	–	–	–	(570)	(1,217)
At 31 December 2015	1,814	(42)	(234)	(49)	157	261	902	623	941	4,373

Assets	1,525	53	5	490	376	360	1,235	762	1,078	5,884
Liabilities	(761)	(61)	(87)	(9)	–	–	–	–	(532)	(1,450)
At 1 January 2014	764	(8)	(82)	481	376	360	1,235	762	546	4,434
Income statement	172	84	(1)	(54)	70	(87)	4	(40)	(157)	(9)
Other comprehensive income	–	(104)	(380)	(63)	–	–	–	(10)	(5)	(562)
Other movements	51	11	4	(43)	(270)	(40)	76	17	199	5
	987	(17)	(459)	321	176	233	1,315	729	583	3,868
Assets	1,542	18	5	321	176	233	1,315	729	951	5,290
Liabilities	(555)	(35)	(464)	–	–	–	–	–	(368)	(1,422)
At 31 December 2014	987	(17)	(459)	321	176	233	1,315	729	583	3,868

Other movements include deferred tax amounts relating to acquisitions, disposals and exchange gains and losses.

The amount of deferred tax liability expected to be settled after more than 12 months is £675m (2014: £1,123m). The amount of deferred tax assets expected to be recovered after more than 12 months is £4,838m (2014: £4,845m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £51m (2014: £2,332m), gross tax losses of £13,456m (2014: £9,764m) which includes capital losses of £3,838m (2014: £3,522m), and unused tax credits of £452m (2014: £405m). Of these tax losses, £389m (2014: £341m) expire within five years, £13m (2014: £18m) expire within six to ten years, £124m (2014: £812m) expire within 11 to 20 years and £12,930m (2014: £8,593m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Deferred tax is not recognised in respect of the value of the Group’s investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to determine the amount of income tax that would be payable were such temporary differences to reverse.

Critical accounting estimates and judgements

The Group is subject to corporate income taxes in numerous jurisdictions and the calculation of the Group’s tax charge and worldwide provisions for corporate income taxes necessarily involves a degree of estimation and judgement. There are many transactions and calculations for which the ultimate tax treatment is uncertain and cannot be determined until resolution has been reached with the relevant tax authority. The Group has a number of open tax returns with various tax authorities with whom there is active dialogue. Liabilities relating to these open and judgemental matters are based on estimates of whether additional taxes will be due after taking into account external advice, where appropriate. Where the final tax outcome of these matters is different from the amounts provided, such differences will impact the tax charge in a future period. There is no individual position currently subject to challenge by a tax authority that if resolved in an adverse manner would materially impact the Group’s financial position.

Deferred tax assets have been recognised based on business profit forecasts. Further detail on the recognition of deferred tax assets is provided in the deferred tax assets and liabilities section of this tax note.

228 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

11 Earnings per share

				2015 £m	2014 £m	2013 £m
(Loss)/profit attributable to equity holders of parent from continuing operations				(394)	(174)	540
Tax credit on profit after tax attributable to other equity holders				70	54	–
Dilutive impact of convertible options				–	–	1
(Loss)/profit attributable to equity holders of parent from continuing operations including dilutive impact of convertible options				(324)	(120)	541

				2015 million	2014 million	2013 million
Basic weighted average number of shares in issue				16,687	16,329	14,308
Number of potential ordinary shares				367	296	360
Diluted weighted average number of shares				17,054	16,625	14,668

	Basic earnings per share			Diluted earnings per share[a]
	2015 p	2014 p	2013 p	2015 p	2014 p	2013 p
(Loss)/earnings per ordinary share from continuing operations	(1.9)	(0.7)	3.8	(1.9)	(0.7)	3.7

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 367m (2014: 296m) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Barclays Africa Group Limited. The increase in the number of potential ordinary shares is due to the average share price of £2.52 (2014: £2.39) being greater than the average strike price of £2.11 (2014: £2.15). During the year, the total number of share options granted under employee share schemes was 553m (2014: 666m). The schemes have strike prices ranging from £1.30 to £4.35.

Of the total number of employee share options and share awards at 31 December 2015, 23m (2014: 24m) were anti-dilutive.

The 358m increase in the basic weighted average number of shares since 31 December 2014 to 16,687m is due to shares issued under employee share schemes and the Scrip Dividend Programme.

12 Dividends on ordinary shares

The Directors have approved a final dividend in respect of 2015 of 3.5p per ordinary share of 25p each which will be paid on 5 April 2016 to shareholders on the Share Register on 11 March 2016. As at 31 December 2015, there were 16,805m ordinary shares in issue. The financial statements for the year ended 31 December 2015 does not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2016. The 2015 financial statements include the 2015 interim dividends of £503m (2014: £493m) and final dividend declared in relation to 2014 of £578m (2014: £564m).

Note

a	Potential ordinary shares shall be treated as dilutive when, and only when, their conversion to ordinary shares would increase loss per share.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 229

Notes to the financial statements

Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arm’s-length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Detail regarding the Group’s approach to managing market risk can be found on pages 101 to 102.

13 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in Net trading income (Note 5).

			Trading portfolio assets		Trading portfolio liabilities
			2015 £m	2014 £m	2015 £m	2014 £m
Debt securities and other eligible bills			45,576	65,997	(24,985)	(28,739)
Equity securities			29,055	44,576	(8,982)	(16,022)
Traded loans			2,474	2,693	–	–
Commodities			243	1,451	–	(363)
Trading portfolio assets/(liabilities)			77,348	114,717	(33,967)	(45,124)

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

					2015 £m	2014 £m
Loans and advances					17,913	20,198
Debt securities					1,383	4,448
Equity securities					6,197	6,306
Reverse repurchase agreements[a]					49,513	5,236
Customers’ assets held under investment contracts					1,449	1,643
Other financial assets					375	469
Financial assets designated at fair value					76,830	38,300

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Loans and advances designated at fair value, attributable to credit risk	17,913	20,198	69	(112)	(629)	(828)
Value mitigated by related credit derivatives	417	359	26	–	42	18

Note

a	During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.

230 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

The Group applies IAS 39. All derivative instruments are held at fair value through profit or loss. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes terms included in a contract or other financial asset or liability (the host), which, had it been a stand-alone contract, would have met the definition of a derivative. These are separated from the host and accounted for in the same way as a derivative.

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

Total derivatives
	2015			2014
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	29,437,102	326,772	(323,788)	32,624,342	438,270	(438,623)
Total derivative assets/(liabilities) held for risk management	316,605	937	(464)	268,448	1,639	(697)
Derivative assets/(liabilities)	29,753,707	327,709	(324,252)	32,892,790	439,909	(439,320)

The fair value of gross derivative assets decreased by 26% to £328bn, driven by decrease in interest rate derivatives of £79bn due to net trade reduction and an increase in the major interest rate forward curves and a decrease in foreign exchange derivatives of £19bn, materially reflecting trade maturities. Information on further netting of derivative financial instruments is included within Note 19 Offsetting financial assets and financial liabilities.

Trading derivatives are managed within the Group’s market risk management policies, which are outlined on pages 101 and 102.

The Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit Risk section on page 130.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 231

Notes to the financial statements

Assets and liabilities held at fair value

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading
	2015			2014
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	1,277,863	17,613	(19,433)	1,684,832	31,883	(34,611)
Currency swaps	1,006,640	30,703	(32,449)	1,109,795	32,209	(33,919)
OTC options bought and sold	924,832	6,436	(6,771)	895,226	10,267	(10,665)
OTC derivatives	3,209,335	54,752	(58,653)	3,689,853	74,359	(79,195)
Foreign exchange derivatives cleared by central counterparty	9,308	33	(44)	11,382	56	(70)
Exchange traded futures and options – bought and sold	6,071	13	(12)	57,623	18	(16)
Foreign exchange derivatives	3,224,714	54,798	(58,709)	3,758,858	74,433	(79,281)
Interest rate derivatives
Interest rate swaps	4,600,472	159,040	(148,475)	5,779,015	209,962	(200,096)
Forward rate agreements	371,510	440	(390)	467,812	794	(722)
OTC options bought and sold	2,634,527	48,995	(49,001)	3,083,200	67,039	(67,575)
OTC derivatives	7,606,509	208,475	(197,866)	9,330,027	277,795	(268,393)
Interest rate derivatives cleared by central counterparty	11,407,745	21,871	(22,603)	15,030,090	30,166	(31,152)
Exchange traded futures and options – bought and sold	5,470,872	281	(263)	2,210,602	382	(336)
Interest rate derivatives	24,485,126	230,627	(220,732)	26,570,719	308,343	(299,881)
Credit derivatives
OTC swaps	671,389	14,087	(12,693)	896,386	18,864	(17,825)
Credit derivatives cleared by central counterparty	277,257	4,094	(3,931)	287,577	4,643	(4,542)
Credit derivatives	948,646	18,181	(16,624)	1,183,963	23,507	(22,367)
Equity and stock index derivatives
OTC options bought and sold	53,645	5,507	(7,746)	67,151	6,461	(9,517)
Equity swaps and forwards	98,264	1,794	(3,855)	102,663	1,823	(3,532)
OTC derivatives	151,909	7,301	(11,601)	169,814	8,284	(13,049)
Exchange traded futures and options – bought and sold	429,592	6,498	(6,851)	490,960	6,560	(6,542)
Equity and stock index derivatives	581,501	13,799	(18,452)	660,774	14,844	(19,591)
Commodity derivatives
OTC options bought and sold	21,959	1,402	(1,408)	38,196	1,592	(1,227)
Commodity swaps and forwards	29,161	3,645	(3,397)	61,639	7,985	(8,175)
OTC derivatives	51,120	5,047	(4,805)	99,835	9,577	(9,402)
Exchange traded futures and options – bought and sold	145,995	4,320	(4,466)	350,193	7,566	(8,101)
Commodity derivatives	197,115	9,367	(9,271)	450,028	17,143	(17,503)
Derivative assets/(liabilities) held for trading	29,437,102	326,772	(323,788)	32,624,342	438,270	(438,623)

Total OTC derivatives held for trading	11,690,262	289,662	(285,618)	14,185,915	388,879	(387,864)
Total derivatives cleared by central counterparty held for trading	11,694,310	25,998	(26,578)	15,329,049	34,865	(35,764)
Total exchange traded derivatives held for trading	6,052,530	11,112	(11,592)	3,109,378	14,526	(14,995)
Derivative assets/(liabilities) held for trading	29,437,102	326,772	(323,788)	32,624,342	438,270	(438,623)

232 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management
		2015			2014
		Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
			Assets £m	Liabilities £m		Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Currency swaps		1,357	133	–	–	–	–
Interest rate swaps		14,198	162	(115)	19,218	223	(60)
Forward foreign exchange		759	5	–	930	17	–
Interest rate derivatives cleared by central counterparty		147,072	–	–	82,550	–	–
Derivatives designated as cash flow hedges		163,386	300	(115)	102,698	240	(60)
Derivatives designated as fair value hedges
Interest rate swaps		13,798	637	(264)	27,345	1,379	(590)
Forward foreign exchange		2,527	–	(32)	–	–	–
Interest rate derivatives cleared by central counterparty		134,939	–	–	135,553	–	–
Derivatives designated as fair value hedges		151,264	637	(296)	162,898	1,379	(590)
Derivatives designated as hedges of net investments
Forward foreign exchange		1,955	–	(53)	2,852	20	(47)
Derivatives designated as hedges of net investments		1,955	–	(53)	2,852	20	(47)
Derivative assets/(liabilities) held for risk management		316,605	937	(464)	268,448	1,639	(697)

Total OTC derivatives held for risk management		34,594	937	(464)	50,345	1,639	(697)
Total derivatives cleared by central counterparty held for risk management		282,011	–	–	218,103	–	–
Derivative assets/(liabilities) held for risk management		316,605	937	(464)	268,448	1,639	(697)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

		Up to	One to	Two to	Three to	Four to	More than
	Total	one year	two years	three years	four years	five years	five years
	£m	£m	£m	£m	£m	£m	£m
2015
Forecast receivable cash flows	4,952	555	816	875	813	633	1,260
Forecast payable cash flows	872	769	35	31	22	11	4

2014
Forecast receivable cash flows	4,277	308	491	695	729	651	1,403
Forecast payable cash flows	972	178	770	10	7	4	3

Amounts recognised in net interest income
						2015	2014
						£m	£m
Gains/(losses) on the hedged items attributable to the hedged risk						552	2,610
(Losses)/gains on the hedging instruments						(485)	(2,797)
Fair value ineffectiveness						67	(187)
Cash flow hedging ineffectiveness						16	41
Net investment hedging ineffectiveness						(2)	–

Gains and losses transferred from the cash flow hedging reserve to the income statement included a £36m gain (2014: £52m gain) transferred to interest income; a £267m gain (2014: £778m gain) to interest expense; a £4m loss (2014: £15m loss) to net trading income; a £17m gain (2014: nil) to administration and general expenses; and a £69m loss (2014: £78m loss) to taxation.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 233

Notes to the financial statements

Assets and liabilities held at fair value

16 Available for sale financial assets

Accounting for available for sale financial assets

Available for sale financial assets are held at fair value with gains and losses being included in other comprehensive income. The Group uses this classification for assets that are not derivatives and are not held for trading purposes or otherwise designated at fair value through profit or loss, or at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised in the income statement in Note 3 Net interest income or Note 6 Net investment income. On disposal, the cumulative gain or loss recognised in other comprehensive income is also included in net investment income.

	2015	2014
	£m	£m
Debt securities and other eligible bills	89,278	85,539
Equity securities	989	527
Available for sale investments	90,267	86,066

17 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IAS 39, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within Net trading income (Note 5) and Net investment income (Note 6). The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (see Note 15 Derivative financial instruments).

The details on how the fair value amounts are arrived for financial liabilities designated at fair value are described in Fair value of assets and liabilities (Note 18).

	2015		2014
		Contractual		Contractual
		amount due		amount due
	Fair value	on maturity	Fair value	on maturity
	£m	£m	£m	£m
Debt securities	33,177	36,097	42,395	44,910
Deposits	6,029	6,324	7,206	7,301
Liabilities to customers under investment contracts	1,633	–	1,823	–
Repurchase agreements[a]	50,838	50,873	5,423	5,433
Other financial liabilities	68	68	125	125
Financial liabilities designated at fair value	91,745	93,362	56,972	57,769

The cumulative own credit loss recognised is £226m (2014: £716m).

Note

a	During 2015, new repurchase agreements and other similar secured borrowing in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.

234 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

18 Fair value of assets and liabilities

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

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as spreads on Barclays issued bonds or credit default swaps (CDS). Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters.

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

The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 244.

Critical accounting estimates and judgements

The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs (‘Level 3’ assets and liabilities). This note provides information on these instruments, including the related unrealised gains and losses recognised in the period, a description of significant valuation techniques and unobservable inputs, and a sensitivity analysis.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 235

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of assets and liabilities continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
As at 31 December 2015
Trading portfolio assets	36,676	35,725	4,947	77,348
Financial assets designated at fair value[a]	6,163	52,909	17,758	76,830
Derivative financial assets	6,342	315,949	5,418	327,709
Available for sale investments	42,552	46,693	1,022	90,267
Other[b]	26	8	7,470	7,504
Total assets	91,759	451,284	36,615	579,658

Trading portfolio liabilities	(23,978)	(9,989)	–	(33,967)
Financial liabilities designated at fair value[a]	(240)	(90,203)	(1,302)	(91,745)
Derivative financial liabilities	(5,450)	(314,033)	(4,769)	(324,252)
Other[b]	(1,024)	(802)	(4,171)	(5,997)
Total liabilities	(30,692)	(415,027)	(10,242)	(455,961)

As at 31 December 2014
Trading portfolio assets	48,962	59,428	6,327	114,717
Financial assets designated at fair value	9,934	8,461	19,905	38,300
Derivative financial assets	9,863	425,301	4,745	439,909
Available for sale investments	44,234	40,519	1,313	86,066
Other[b]	33	198	15,550	15,781
Total assets	113,026	533,907	47,840	694,773

Trading portfolio liabilities	(26,840)	(17,935)	(349)	(45,124)
Financial liabilities designated at fair value	(15)	(55,141)	(1,816)	(56,972)
Derivative financial liabilities	(10,313)	(424,687)	(4,320)	(439,320)
Other[b]	–	–	(13,115)	(13,115)
Total liabilities	(37,168)	(497,763)	(19,600)	(554,531)

Notes

a	During 2015, new reverse repurchase agreements and other similar secured lending and repurchase agreements and other similar secured borrowing in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.
b	Other includes assets and liabilities held for sale of £7,364m (2014: £15,574m) and £5,997m (2014: £13,115m) respectively, which are measured at fair value on a non-recurring basis. Refer to Note 44 for more information on non-current assets and liabilities held for sale. Other also includes investment property of £140m (2014: £207m).

236 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

18 Fair value of assets and liabilities continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

Assets and liabilities held at fair value by product type
		Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
As at 31 December 2015
Interest rate derivatives	–	228,751	2,675	–	(218,864)	(2,247)
Foreign exchange derivatives	2	54,839	95	(4)	(58,594)	(196)
Credit derivatives[a]	–	16,279	1,902	–	(16,405)	(219)
Equity derivatives	3,830	9,279	690	(2,870)	(14,037)	(1,545)
Commodity derivatives	2,510	6,801	56	(2,576)	(6,133)	(562)
Government and government sponsored debt	55,150	52,967	419	(15,036)	(5,474)	(1)
Corporate debt	352	11,598	2,895	(234)	(4,558)	(15)
Certificates of deposit, commercial paper and other money market instruments	82	503	–	(5)	(6,955)	(382)
Reverse repurchase and repurchase agreements[b]	–	49,513	–	–	(50,838)	–
Non-asset backed loans	–	1,931	16,828	–	–	–
Asset backed securities	–	12,009	770	–	(384)	(37)
Commercial real estate loans	–	–	551	–	–	–
Issued debt	–	–	–	–	(29,695)	(546)
Equity cash products	29,704	4,038	171	(8,943)	(221)	–
Funds and fund linked products	–	1,649	378	–	(1,601)	(148)
Physical commodities	87	156	–	–	–	–
Other[c]	42	971	9,185	(1,024)	(1,268)	(4,344)
Total	91,759	451,284	36,615	(30,692)	(415,027)	(10,242)

As at 31 December 2014
Interest rate derivatives	–	308,706	1,239	(5)	(299,181)	(1,344)
Foreign exchange derivatives	4	74,358	108	(3)	(79,188)	(138)
Credit derivatives[a]	–	21,541	1,966	–	(21,958)	(409)
Equity derivatives	3,847	9,750	1,247	(3,719)	(13,780)	(2,092)
Commodity derivatives	6,012	10,946	185	(6,586)	(10,580)	(337)
Government and government sponsored debt	62,577	48,296	1,014	(11,563)	(14,002)	(346)
Corporate debt	151	22,036	3,061	–	(3,572)	(13)
Certificates of deposit, commercial paper and other money market instruments	78	921	–	(4)	(6,276)	(665)
Reverse repurchase and repurchase agreements	–	5,236	–	–	(5,423)	–
Non-asset backed loans	1	2,462	17,744	–	–	–
Asset backed securities	30	16,211	1,631	–	(67)	–
Commercial real estate loans	–	–	1,180	–	–	–
Issued debt	–	–	–	(10)	(40,592)	(749)
Equity cash products	40,252	7,823	171	(15,276)	(699)	–
Funds and fund linked products	–	2,644	631	–	(2,060)	(210)
Physical commodities	4	1,447	–	–	(363)	–
Other[c]	70	1,530	17,663	(2)	(22)	(13,297)
Total	113,026	533,907	47,840	(37,168)	(497,763)	(19,600)

Assets and liabilities reclassified between Level 1 and Level 2

There were transfers of £537m assets and £801m liabilities (2014: nil) of equity and foreign exchange derivatives from Level 1 to Level 2 to reflect the market observability of these product types.

Notes

a	Credit derivatives includes derivative exposure to monoline insurers.
b	During 2015, new reverse repurchase agreements and other similar lending and repurchase agreements and other similar secured borrowing in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.
c	Other includes non-current assets and liabilities held for sale, private equity investments, asset backed loans and investment property.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 237

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of assets and liabilities continued

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movements in Level 3 assets and liabilities
						Total gains and losses
						in the period		Total
						recognised in the		gains
	As at					income statement		or losses	Transfers		As at 31
	1 January					Trading	Other	recognised			December
	2015 £m	Purchases £m	Sales £m	Issues £m	Settlements £m	income £m	income £m	in OCI £m	In £m	Out £m	2015 £m
Government and government sponsored debt	685	27	(119)	–	(109)	(6)	–	–	2	(160)	320
Corporate debt	3,026	62	(64)	–	(20)	(47)	–	–	5	(80)	2,882
Asset backed securities	1,610	1,365	(1,565)	–	(711)	58	–	–	5	(19)	743
Non-asset backed loans	273	520	(251)	–	(3)	(42)	–	–	11	(1)	507
Funds and fund linked products	589	–	(174)	–	(56)	(27)	–	–	12	(4)	340
Other	144	23	(19)	–	(9)	(14)	–	–	53	(23)	155
Trading portfolio assets	6,327	1,997	(2,192)	–	(908)	(78)	–	–	88	(287)	4,947

Commercial real estate loans	1,179	3,540	(3,878)	–	(342)	49	1	–	–	–	549
Non-asset backed loans[c]	17,471	192	(114)	–	(756)	(531)	(6)	–	–	–	16,256
Asset backed loans	393	1,098	(1,260)	–	2	8	–	–	15	–	256
Private equity investments	701	94	(200)	–	(3)	8	38	–	4	(132)	510
Other	161	66	(31)	–	(3)	(11)	5	–	26	(26)	187
Financial assets designated at fair value	19,905	4,990	(5,483)	–	(1,102)	(477)	38	–	45	(158)	17,758

Asset backed securities	1	–	–	–	–	–	–	–	–	(1)	–
Government and government sponsored debt	327	14	(36)	–	–	–	–	1	–	(212)	94
Other	985	65	(91)	–	(1,026)	–	549	419	27	–	928
Available for sale investments	1,313	79	(127)	–	(1,026)	–	549	420	27	(213)	1,022

Other[a]	207	27	(89)	–	–	–	(5)	–	–	–	140

Trading portfolio liabilities	(349)	–	–	–	–	–	–	–	–	349	–

Certificates of deposit, commercial paper and other money market instruments	(666)	–	–	(216)	261	–	17	–	–	221	(383)
Issued debt	(748)	–	–	(16)	245	(4)	(8)	–	(38)	4	(565)
Other	(402)	–	–	–	(19)	(18)	75	–	–	10	(354)
Financial liabilities designated at fair value	(1,816)	–	–	(232)	487	(22)	84	–	(38)	235	(1,302)

Interest rate derivatives	(105)	1	218	–	(247)	203	–	–	243	117	430
Credit derivatives	1,557	273	(12)	–	(6)	(123)	–	–	(11)	7	1,685
Equity derivatives	(845)	111	(2)	(290)	103	34	–	–	(21)	52	(858)
Commodity derivatives	(152)	–	–	–	(66)	(6)	–	–	(388)	106	(506)
Foreign exchange derivatives	(30)	14	(1)	(7)	9	(14)	–	–	(73)	–	(102)
Net derivative financial instruments[b]	425	399	203	(297)	(207)	94	–	–	(250)	282	649

Total	26,012	7,492	(7,688)	(529)	(2,756)	(483)	666	420	(128)	208	23,214

Notes

a	Other includes investment property of £140m (2014: £207m). Non-current assets held for sale of £7,330m (2014: £15,574m) and liabilities in a disposal group classified as held for sale of £4,171m (2014: £13,115m) are not included as these are measured at fair value on a non-recurring basis.
b	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,418m (2014: £4,745m) and derivative financial liabilities are £4,769m (2014: £4,320m).
c	A partially offsetting market gain of £172m (2014: £2,921m loss) has been recognised on the Level 2 derivative instruments that hedge the ESHLA loan portfolio interest rate risk.

238 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

18 Fair value of assets and liabilities continued

Analysis of movements in Level 3 assets and liabilities
						Total gains and losses in		Total
						the period recognised in		gains
	As at					the income statement		or losses	Transfers		As at 31
	1 January					Trading	Other	recognised			December
	2014 £m	Purchases £m	Sales £m	Issues £m	Settlements £m	income £m	income £m	in OCI £m	In £m	Out £m	2014 £m
Government and government sponsored debt	161	96	(198)	–	(46)	5	–	–	676	(9)	685
Corporate debt	3,039	177	(332)	–	(370)	484	–	–	39	(11)	3,026
Asset backed securities	2,111	1,037	(1,552)	–	(141)	178	–	–	8	(31)	1,610
Non-asset backed loans	176	250	(30)	–	(49)	2	–	–	13	(89)	273
Funds and fund linked products	494	–	(92)	–	–	(17)	–	–	204	–	589
Other	440	8	(369)	–	54	22	–	–	–	(11)	144
Trading portfolio assets	6,421	1,568	(2,573)	–	(552)	674	–	–	940	(151)	6,327

Commercial real estate loans	1,198	2,919	(2,678)	–	(334)	76	(2)	–	–	–	1,179
Non-asset backed loans[c]	15,956	2	(177)	–	(81)	1,830	9	–	–	(68)	17,471
Asset backed loans	375	855	(777)	–	(4)	19	–	–	1	(76)	393
Private equity investments	1,168	173	(500)	–	(11)	4	82	–	–	(215)	701
Other	73	75	(1)	–	(35)	9	32	–	2	6	161
Financial assets designated at fair value	18,770	4,024	(4,133)	–	(465)	1,938	121	–	3	(353)	19,905

Asset backed securities	1	–	–	–	–	–	–	–	–	–	1
Government and government sponsored debt	59	281	(12)	–	(1)	–	–	–	–	–	327
Other	2,085	37	(78)	–	(1,694)	1	586	74	4	(30)	985
Available for sale investments	2,145	318	(90)	–	(1,695)	1	586	74	4	(30)	1,313

Other[a]	451	47	(238)	–	–	–	5	–	–	(58)	207

Trading portfolio liabilities	–	–	–	–	–	(3)	–	–	(346)	–	(349)

Certificates of deposit, commercial paper and other money market instruments	(409)	–	–	(254)	12	2	88	–	(108)	3	(666)
Issued debt	(1,164)	–	–	(16)	293	88	–	–	(48)	99	(748)
Other	(67)	–	–	(341)	10	6	30	–	(40)	–	(402)
Financial liabilities designated at fair value	(1,640)	–	–	(611)	315	96	118	–	(196)	102	(1,816)

Interest rate derivatives	(15)	5	45	(5)	7	(358)	–	–	103	113	(105)
Credit derivatives	1,420	11	–	–	42	121	–	–	(81)	44	1,557
Equity derivatives	(601)	86	(12)	(305)	113	(278)	–	–	(14)	166	(845)
Commodity derivatives	(141)	–	–	(3)	(10)	4	–	–	(11)	9	(152)
Foreign exchange derivatives	31	–	(12)	(4)	(71)	(6)	–	–	29	3	(30)
Net derivative financial instruments[b]	694	102	21	(317)	81	(517)	–	–	26	335	425

Total	26,841	6,059	(7,013)	(928)	(2,316)	2,189	830	74	431	(155)	26,012

Notes

a	Other includes investment property of £140m (2014: £207m). Non-current assets held for sale of £7,330m (2014: £15,574m) and liabilities in a disposal group classified as held for sale of £4,171m (2014: £13,115m) are not included as these are measured at fair value on a non-recurring basis.
b	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,418m (2014: £4,745m) and derivative financial liabilities are £4,769m (2014: £4,320m).
c	A partially offsetting market gain of £172m (2014: £2,921m loss) has been recognised on the Level 2 derivative instruments that hedge the ESHLA loan portfolio interest rate risk.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 239

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of assets and liabilities continued

Assets and liabilities move between Level 2 and Level 3 primarily due to i) an increase or decrease in observable market activity related to an input, or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at period end
	2015				2014
			Other				Other
	Income statement		compre-		Income statement		compre-
	Trading	Other	hensive		Trading	Other	hensive
As at 31 December	income £m	income £m	income £m	Total £m	income £m	income £m	income £m	Total £m
Trading portfolio assets	(125)	–	–	(125)	466	–	–	466
Financial assets designated at fair value	(562)	(17)	–	(579)	1,849	(9)	–	1,840
Available for sale assets	–	(20)	488	468	–	572	80	652
Trading portfolio liabilities	(1)	–	–	(1)	(3)	–	–	(3)
Financial liabilities designated at fair value	(24)	76	–	52	98	118	–	216
Other[a]	–	(22)	–	(22)	–	5	–	5
Net derivative financial instruments	123	–	–	123	(238)	–	–	(238)
Total	(589)	17	488	(84)	2,172	686	80	2,938
The trading losses of £562m (2014: trading gains of £1,849m) within Level 3 financial assets designated at fair value was primarily due to fair value losses on the ESHLA loan portfolio of £531m.

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

The valuation techniques used for the material products within Levels 2 and 3, and observability and sensitivity analysis for products within Level 3, are described below.

Interest rate derivatives

Description: These are derivatives linked to interest rates or inflation indices. This category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate derivative cash flows are valued using interest rate yield curves whereby observable market data is used to construct the term structure of forward rates. This is then used to project and discount future cash flows based on the parameters of the trade. Instruments with optionality are valued using volatilities implied from market observable inputs. Exotic interest rate derivatives are valued using industry standard and bespoke models based on observable and unobservable market parameter inputs. Input parameters include interest rates, volatilities, correlations and others as appropriate. Inflation forward curves and interest rate yield curves may be extrapolated beyond observable tenors. Balance guaranteed swaps are valued using cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying asset performance.

Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying. Certain correlation, convexity, long dated forwards and volatility exposures are unobservable beyond liquid maturities. Unobservable market data and model inputs are set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services where available, otherwise stress scenarios or historic data are used.

Notes

a	Other consists of investment properties.

240 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

18 Fair value of assets and liabilities continued

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

Credit derivatives

Description: These are derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets via securitisation. This category includes single name and index CDS, asset backed CDS, synthetic CDOs, and Nth-to-default basket swaps.

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

Observability: CDS contracts referencing entities that are not actively traded are considered unobservable. The correlation input to synthetic CDO valuation is considered unobservable as it is proxied from the observable index tranche market. Where an asset backed credit derivative does not have an observable market price and the valuation is determined using a model, the instrument is considered unobservable.

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

Valuation: The valuations of OTC equity derivatives are determined using industry standard models. Input parameters include stock prices, dividends, volatilities, inte rest rates, equity repo curves and, for multi-asset products, correlations. Unobservable model inputs are determined by reference to liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 241

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of assets and liabilities continued

Complex derivative instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays’ own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussion with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are, like any other third party valuation, considered when determining Barclays’ fair value estimates.

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

Reverse repurchase and repurchase agreements

Description: These include securities purchased under resale agreements, securities sold under repurchase agreements, and other similar secured lending agreements.

Valuation: Reverse repurchase and repurchase agreements are valued by discounting the expected future cash flows. The inputs to the valuation include interest rates and repo rates, which are determined based on the specific parameters of the transaction.

Observability: In general, input parameters are deemed observable up to liquid maturities, as determined based on the specific parameters of the transaction. Unobservable market data and model inputs are set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services where available, otherwise stress scenarios or historic data are used. In general, the sensitivity of unobservable inputs is insignificant to the overall balance sheet valuation given the predominantly short term nature of the agreements.

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

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities’ underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics and loan attributes such as loan to value ratio and geographic concentration) and credit ratings (original and current).

Observability: Where an asset backed product does not have an observable market price, and the valuation is determined using a discounted cash flow analysis, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on externally sourced pricing dispersion or by stressing the inputs of discounted cash flow analysis.

242 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

18 Fair value of assets and liabilities continued

Commercial real estate loans

Description: This portfolio includes loans that are secured by a range of commercial property types including retail, hotel, office, multi-family and industrial properties.

Valuation: Performing loans are valued using discounted cash flow analysis which considers the characteristics of the loan such as property type, geographic location, credit quality and property performance reviews in order to determine an appropriate credit spread. Where there is significant uncertainty regarding loan performance, valuation is based on independent third party appraisals or bids for the underlying properties. Independent third party appraisals are determined by discounted cash flow analysis, and key valuation inputs are yield and loss given default.

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

Level 3 sensitivity: Sensitivity to the unobservable input in the embedded derivative is calculated in line with the method used for the type of derivative instrument concerned.

Other

Description: Other includes non-current assets and liabilities held for sale and private equity investments. See below for more detail. Other also includes investment properties.

Non-current assets held for sale

Description: Non-current assets held for sale materially consists of the Portuguese Retail Banking, Wealth and Investment Management businesses and part of the Portuguese Corporate banking business, Barclays Vida y Pensiones (BVP), a company offering life insurance, pension products and services in Spain, Portugal and Italy, and the Italian Retail business. These sales are part of the divestment of the Barclays Non-Core segment of the Group.

Valuation: Non-current assets held for sale are valued at the lower of carrying value and fair value less cost to sell.

Observability: The items in Level 2 and Level 3 include customer cash, nostro accounts with other banks and other time deposits.

Level 3 sensitivity: The businesses held for sale are valued at the agreed price less costs to sell and are not expected to display significant sensitivity.

Private equity investments

Description: This category includes private equity investments.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings multiples of listed comparative companies. Full valuations are generally performed at least biannually, with the positions reviewed periodically for material events that might impact upon fair value. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Private equity investments include Barclays’ equity interest in Visa Europe, an available for sale asset, which has been valued by reference to consideration, some of which is contingent upon future events, that will be receivable upon completion of the announced sale of Visa Europe to Visa Inc. The elements of consideration that are contingent on future events have been deemed unobservable and no value has been attributed to such elements in the year-end valuation.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 243

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of assets and liabilities continued

Sensitivity analysis of valuations using unobservable inputs
	Fair value		Favourable changes		Unfavourable changes
	Total assets £m	Total liabilities £m	Income statement £m	Equity £m	Income statement £m	Equity £m
As at 31 December 2015
Interest rate derivatives	2,675	(2,247)	93	–	(103)	–
Foreign exchange derivatives	95	(196)	17	–	(17)	–
Credit derivatives[a]	1,902	(219)	66	–	(96)	–
Equity derivatives	690	(1,545)	167	–	(185)	–
Commodity derivatives	56	(562)	13	–	(13)	–
Government and government sponsored debt	419	(1)	4	–	(4)	–
Corporate debt	2,895	(15)	10	1	(5)	(1)
Certificates of deposit, commercial paper and other money market instruments	–	(382)	–	–	–	–
Non-asset backed loans	16,828	–	1,581	–	(1,564)	–
Asset backed securities	770	(37)	1	–	(1)	–
Commercial real estate loans	551	–	24	–	(1)	–
Issued debt	–	(546)	–	–	–	–
Equity cash products	171	–	–	17	–	(17)
Funds and fund linked products	378	(148)	1	–	(1)	–
Other[b]	9,185	(4,344)	154	318	(172)	(53)
Total	36,615	(10,242)	2,131	336	(2,162)	(71)

As at 31 December 2014
Interest rate derivatives	1,239	(1,344)	70	–	(71)	–
Foreign exchange derivatives	108	(138)	36	–	(36)	–
Credit derivatives[a]	1,966	(409)	81	–	(229)	–
Equity derivatives	1,247	(2,092)	220	–	(220)	–
Commodity derivatives	185	(337)	46	–	(46)	–
Government and government sponsored debt	1,014	(346)	–	–	(2)	–
Corporate debt	3,061	(13)	26	(1)	(9)	(4)
Certificates of deposit, commercial paper and other money market instruments	–	(665)	3	–	3	–
Non-asset backed loans	17,744	–	1,164	–	(820)	–
Asset backed securities	1,631	–	46	1	(72)	(1)
Commercial real estate loans	1,180	–	20	–	(19)	–
Issued debt	–	(749)	–	–	–	–
Equity cash products	171	–	–	11	–	(11)
Funds and fund linked products	631	(210)	14	–	(14)	–
Other[b]	17,663	(13,297)	180	82	(156)	(55)
Total	47,840	(19,600)	1,906	93	(1,691)	(71)

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £2.1bn (2014: £1.9bn) or to decrease fair values by up to £2.2bn (2014: £1.7bn) with substantially all the potential effect impacting profit and loss rather than reserves.

Notes

a	Credit derivatives includes derivative exposure to monoline insurers.
b	Other includes non-current assets and liabilities held for sale, which are measured at fair value on a non-recurring basis, investment property, private equity investments and asset backed loans.

244 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

18 Fair value of assets and liabilities continued

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3, along with the range of values used for those significant unobservable inputs:

	Total assets £m	Total liabilities £m	Valuation technique(s)	Significant unobservable inputs	2015 Range		2014 Range		Units[a]
					Min	Max	Min	Max
Derivative financial instruments[b]

Interest rate	2,675	(2,247)	Discounted cash flows	Inflation forwards	0.3	8	(0.5)	11	%
derivatives			Option model	Inflation volatility	36	197	40	300	bp vol
				IR – IR correlation	(55)	100	(88)	100	%
				FX – IR correlation	(20)	30	14	90	%
				Interest rate volatility	5	249	6	437	bp vol
Credit derivatives[c]	1,902	(219)	Discounted cash flows	Credit spread	140	413	116	240	bps
			Correlation model	Credit correlation	26	41	36	90	%
				Credit spread	10	9,923	6	5,898	bps
			Comparable pricing	Price	80	102	64	100	points
Equity derivatives	690	(1,545)		Equity volatility	–	318	1	97	%
				Equity – equity correlation	(54)	100	(55)	99	%
				Equity – FX correlation	(100)	40	(80)	55	%
Non-derivative financial instruments

Corporate debt	2,895	(15)	Discounted cash flows	Credit spread	120	529	140	900	bps
			Comparable pricing	Price	1	114	–	104	points
Asset backed	770	(37)	Discounted cash flows	Conditional prepayment rate	–	25	–	5	%
securities				Constant default rate	–	2	–	9	%
				Loss given default	30	100	45	100	%
				Yield	5	58	3	11	%
				Credit spread	157	1,416	74	2,688	bps
			Comparable pricing	Price	1	114	–	100	points
Commercial real	551	–	Discounted cash flows	Loss given default	0	100	–	100	%
estate loans				Yield	–	–	4	8	%
				Credit spread	230	801	124	675	bps
Non-asset backed loans	16,828	–	Discounted cash flows	Loan spread	3	994	39	1,000	bps
Other[d]	1,855	(173)	Discounted cash flows	Loss given default	–	94	–	–	%
				Yield	7	12	8	9	%
			Comparable pricing	Price	–	103	–	133	points
			Net asset value[e]	Net asset value

Notes

a	The units used to disclose ranges for significant unobservable inputs are percentages, points, basis point volatility and basis points. Basis point volatility is a measure of implied volatility in terms of annual absolute basis point change in the underlying rate. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
b	Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 69-1,175bps.
c	Credit derivatives includes derivative exposure to monoline insurers.
d	Other includes private equity investments, asset backed loans and investment property.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 245

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of assets and liabilities continued

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

Conditional prepayment rates are typically inversely correlated to credit spread, i.e. securities with high borrower credit spread typically experience lower prepayment rates, and also tend to experience higher default rates.

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

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable). Correlation is a key input into valuation of derivative contracts with more than one underlying instrument. For example, where an option contract is written on a basket of underlying names, the volatility of the basket, and hence the fair value of the option, will depend on the correlation between the basket components. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a CDO structure.

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

The ESHLA portfolio primarily consists of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of zero defaults since inception. While the overall credit spread range is 991bps (2014: 961bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 99% of the loan notional being valued with spreads less than 200bps, consistently for both years.

In general, a significant increase in loan spreads in isolation will result in a movement in fair value that is unfavourable for the holder of a loan.

Forwards

A price or rate that is applicable to a financial transaction that will take place in the future. A forward is generally based on the spot price or rate, adjusted for the cost of carry, and defines the price or rate that will be used to deliver a currency, bond, commodity or some other underlying instrument at a point in the future. A forward may also refer to the rate fixed for a future financial obligation, such as the interest rate on a loan payment. In general, a significant increase in a forward in isolation will result in a movement in fair value that is favourable for the contracted receiver of the underlying (currency, bond, commodity, etc), but the sensitivity is dependent on the specific terms of the instrument.

246 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

18 Fair value of assets and liabilities continued

Loss given default (LGD)

LGD represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding.

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

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	2015 £m	2014 £m
Bid-offer valuation adjustments	(360)	(396)
Other exit adjustments	(149)	(169)
Uncollateralised derivative funding	(72)	(100)
Derivative credit valuation adjustments:
– Monolines	(9)	(24)
– Other derivative credit valuation adjustments	(318)	(394)
Derivative debit valuation adjustments	189	177

Bid-offer valuation adjustments

The Group uses mid market pricing where it is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the price for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy.

Bid-offer levels are derived from market sources, such as broker data.

Other exit adjustments

Market data input for exotic derivatives may not have a directly observable bid-offer spread. In such instances, an exit adjustment is applied as a proxy for the bid-offer adjustment. An example of this is correlation risk where an adjustment is applied to reflect the possible range of values that market participants apply. The exit adjustment may be determined by calibrating to derivative prices, by scenario analysis or historical analysis. Other exit adjustments have reduced by £20m to £149m respectively as a result of movements in market bid-offer spreads.

Discounting approaches for derivative instruments

Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant CSA. This CSA aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

Uncollateralised

A fair value adjustment of £72m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the ‘Funding Fair Value Adjustment’ (FFVA). FFVA has decreased by £28m to £72m mainly as a result of material trade unwinds and the reduction in the average maturity date of the portfolio as trades tend to maturity.

FFVA is determined by calculating the net expected exposure at a counterparty level and applying a funding rate to these exposures that reflects the market cost of funding. Barclays’ internal Treasury rates are used as an input to the calculation. The approach takes into account the probability of default of each counterparty, as well as any mandatory break clauses.

FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2015 was to reduce FFVA by £216m (2014: £300m).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 247

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of assets and liabilities continued

Uncollateralised derivative trading activity is used to determine this scaling factor. The trading history analysed includes new trades, terminations, trade restructures and novations. The FFVA balance and movement is driven by the Barclays’ own cost of funding spread over LIBOR, counterparty default probabilities and recovery rates, as well as the market value of the underlying derivatives. Movements in the market value of the portfolio in scope for FFVA are mainly driven by interest rates, inflation rates and foreign exchange levels.

Barclays continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate. The above approach has been in use since 2012 with no significant changes.

Derivative credit and debit valuation adjustments

Credit valuation adjustments (CVA) and debit valuation adjustments (DVA) are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays’ own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. CVA and DVA are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include, but are not limited to, corporates, monolines, sovereigns and sovereign agencies, supranationals and special purpose vehicles.

Exposure at default is generally based on expected exposure, estimated through the simulation of underlying risk factors. For some complex products, where this approach is not feasible, simplifying assumptions are made, either through approximating with a more vanilla structure, or using current or scenario based mark to market as an estimate of future exposure. Where a strong CSA exists to mitigate counterparty credit risk, the exposure at default is set to zero.

Probability of default and recovery rate information is generally sourced from the CDS markets. For counterparties where this information is not available, or considered unreliable due to the nature of the exposure, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £56m (2014: £120m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors may lead to a systematic bias in the valuation of counterparty credit risk, termed ‘wrong way’ or ‘right way’ risk. This is not incorporated into the CVA calculation, but risk of ‘wrong way’ exposure is controlled at the trade origination stage.

CVA decreased by £91m to £327m, primarily due to reduction in the average maturity date of the portfolio as trades tend to maturity. In addition, there was a reduction in monoline CVA of £15m due to trade unwinds. DVA increased by £12m to £189m, primarily as a result of Barclays’ credit spreads deteriorating.

Portfolio exemptions

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position, i.e. an asset, for a particular risk exposure or to transfer a net short position, i.e. a liability, for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price, i.e. the fair value at initial recognition, and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £101m (2014: £96m). There are additions of £35m (2014: nil) and £31m (2014: £41m) of amortisation and releases.

The reserve held for unrecognised gains is predominantly related to derivative financial instruments.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,729m (2014: £3,650m).

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

Price verification uses independently sourced data that is deemed most representative of the market. The characteristics against which the data source is assessed are independence, reliability, consistency with other sources and evidence that the data represents an executable price. The most current data available at the balance sheet date is used. Where significant variances are noted in the independent price verification process, an adjustment is made to fair value. Additional fair value adjustments may be made to reflect such factors as bid-offer spreads, market data uncertainty, model limitations and counterparty risk. Further detail on these fair value adjustments is disclosed on page 247.

248 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

18 Fair value of assets and liabilities continued

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

As at 31 December 2015	Carrying amount £m	Fair value £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
Financial assets
Loans and advances to banks	41,349	41,301	5,933	34,125	1,243
Loans and advances to customers:
– Home loans	155,863	151,431	–	–	151,431
– Credit cards, unsecured and other retail lending	67,840	67,805	1,148	284	66,373
– Finance lease receivables	4,776	4,730
– Corporate loans	170,738	169,697	585	129,847	39,265
Reverse repurchase agreements and other similar secured lending[a]	28,187	28,187	–	28,187	–

Financial liabilities
Deposits from banks	(47,080)	(47,080)	(4,428)	(42,652)	–
Customer accounts:
– Current and demand accounts	(147,122)	(147,121)	(130,439)	(16,537)	(145)
– Savings accounts	(135,567)	(135,600)	(122,029)	(13,537)	(34)
– Other time deposits	(135,553)	(135,796)	(43,025)	(84,868)	(7,903)
Debt securities in issue	(69,150)	(69,863)	(190)	(69,122)	(551)
Repurchase agreements and other similar secured borrowing[a]	(25,035)	(25,035)	–	(25,035)	–
Subordinated liabilities	(21,467)	(22,907)	–	(22,907)	–

As at 31 December 2014
Financial assets
Loans and advances to banks	42,111	42,088	2,693	38,756	639
Loans and advances to customers:
– Home loans	166,974	159,602	–	–	159,602
– Credit cards, unsecured and other retail lending	63,583	63,759	1,214	488	62,057
– Finance lease receivables	5,439	5,340
– Corporate loans	191,771	188,805	233	143,231	45,341
Reverse repurchase agreements and other similar secured lending	131,753	131,753	2	131,751	–

Financial liabilities
Deposits from banks	(58,390)	(58,388)	(4,257)	(54,117)	(14)
Customer accounts:
– Current and demand accounts	(143,057)	(143,085)	(126,732)	(16,183)	(170)
– Savings accounts	(131,163)	(131,287)	(116,172)	(15,086)	(29)
– Other time deposits	(153,484)	(153,591)	(43,654)	(101,736)	(8,201)
Debt securities in issue	(86,099)	(87,522)	(188)	(87,334)	–
Repurchase agreements and other similar secured borrowing	(124,479)	(124,479)	(423)	(124,056)	–
Subordinated liabilities	(21,153)	(22,718)	–	(22,701)	(17)

Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are often available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Note

a	During 2015, new reverse repurchase agreements and other similar secured lending and repurchase agreements and other similar secured borrowing in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 249

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of assets and liabilities continued

Financial assets

The carrying value of financial assets held at amortised cost (including loans and advances to banks and customers, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the relevant accounting policy noted on pages 253 and 254.

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

The discount of fair value to carrying amount for home loans has reduced to 2.8% (2014: 4.4%) due to changes in product mix across the loan portfolio and movements in product margins.

The fair value of corporate loans is calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays charges a margin over LIBOR depending on credit quality and loss given default and years to maturity. The discount between the carrying and fair value has decreased to 0.6% (2014: 1.5%).

Reverse repurchase agreements

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Financial liabilities

The carrying value of financial liabilities held at amortised cost (including customer accounts, other deposits, repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy noted on pages 254 and 272.

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

Debt securities in issue

Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value. The fair value difference has decreased to 1.0% (2014: 1.7%).

Repurchase agreements

The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Subordinated liabilities

Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issue concerned or issues with similar terms and conditions.

250 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

19 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

▪	all financial assets and liabilities that are reported net on the balance sheet

▪	all derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

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

	Amounts subject to enforceable netting arrangements
	Effects of offsetting on-balance sheet			Related amounts not offset[a]			Amounts not
	Gross amounts £m	Amounts offset £m [b]	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral £m	Net amount £m	subject to enforceable netting arrangements £m [c]	Balance sheet total £m [d]
As at 31 December 2015
Derivative financial assets[e]	328,692	(7,685)	321,007	(259,582)	(42,402)	19,023	6,702	327,709
Reverse repurchase agreements and other similar secured lending	33,805	(11,220)	22,585	–	(22,299)	286	5,602	28,187
Reverse repurchase agreements designated at fair value[f]	135,792	(91,668)	44,124	–	(44,101)	23	5,389	49,513
Total assets	498,289	(110,573)	387,716	(259,582)	(108,802)	19,332	17,693	405,409
Derivative financial liabilities[e]	(325,984)	7,645	(318,339)	259,582	40,124	(18,633)	(5,913)	(324,252)
Repurchase agreements and other similar secured borrowing	(30,525)	10,687	(19,838)	–	19,838	–	(5,197)	(25,035)
Repurchase agreements designated at fair value[f]	(141,126)	92,201	(48,925)	–	48,364	(561)	(1,913)	(50,838)
Total liabilities	(497,635)	110,533	(387,102)	259,582	108,326	(19,194)	(13,023)	(400,125)

As at 31 December 2014
Derivative financial assets	617,981	(182,274)	435,707	(353,631)	(52,278)	29,798	4,202	439,909
Reverse repurchase agreements and other similar secured lending	204,895	(97,254)	107,641	–	(106,436)	1,205	24,112	131,753
Reverse repurchase agreements designated at fair value	4,119	–	4,119	–	(3,918)	201	1,117	5,236
Total assets	826,995	(279,528)	547,467	(353,631)	(162,632)	31,204	29,431	576,898
Derivative financial liabilities	(617,161)	184,496	(432,665)	353,631	54,311	(24,723)	(6,655)	(439,320)
Repurchase agreements and other similar secured borrowing	(202,218)	97,254	(104,964)	–	104,023	(941)	(19,515)	(124,479)
Repurchase agreements designated at fair value	(4,256)	–	(4,256)	–	3,942	(314)	(1,167)	(5,423)
Total liabilities	(823,635)	281,750	(541,885)	353,631	162,276	(25,978)	(27,337)	(569,222)

Notes

a	Financial collateral of £42,402m (2014: £52,278m) was received in respect of derivative assets, including £34,918m (2014: £44,047m) of cash collateral and £7,484m (2014: £8,231m) of non-cash collateral. Financial collateral of £40,124m (2014: £54,311m) was placed in respect of derivative liabilities, including £35,464m (2014: £43,768m) of cash collateral and £4,660m (2014: £10,543m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation. Of the £34,918m, (2014: £44,047m) cash collateral held, £27,732m, (2014: £33,769m) was included in deposits from banks and £7,186m (2014: £10,278m), was included in customer accounts. Of the £35,464m, (2014: £43,768m) cash collateral placed, £13,238m (2014: £16,815m) was included in loans and advances to banks and £22,226m (2014: £26,953m) was included in loans and advances to customers.
b	Amounts offset for Derivative financial assets include cash collateral netted of £572m (2014: £1,052m). Amounts offset for Derivative liabilities include cash collateral netted of £532m (2014: £3,274m). Settlements assets and liabilities have been offset amounting to £8,886m (2014: £13,258m). No other significant recognised financial assets and liabilities were offset in the balance sheet. Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.
c	This column includes contractual rights of set off that are subject to uncertainty under the laws of the relevant jurisdiction.
d	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
e	The decrease in amounts offset is due to the conversion of Barclays daily collateralised interest rate swaps with LCH Clearnet Ltd, for which the collateral was offset against the derivative exposure, into daily settled interest rate swaps in December 2015. This led to a reduction in gross balances available to be offset. The derivative notional disclosure in Note 15 includes the notional of the daily settled interest rate swaps.
f	During 2015, new reverse repurchase agreements and repurchase agreements, other similar secured lending and borrowing in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 251

Notes to the financial statements

Assets and liabilities held at fair value

19 Offsetting financial assets and financial liabilities continued

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

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing

The ‘Amounts offset’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.

Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk mitigation section on page 100.

252 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Notes to the financial statements

Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Group’s retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending. Detail regarding the Group’s capital and liquidity position can be found on pages 154 to 171.

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

In accordance with IAS 39, where the Group no longer intends to trade in financial assets, it may transfer them out of the held for trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

As at 31 December	2015 £m	2014 £m
Gross loans and advances to banks	41,349	42,111
Less: allowance for impairment	–	–
Loans and advances to banks	41,349	42,111

Gross loans and advances to customers	404,138	433,222
Less: allowance for impairment	(4,921)	(5,455)
Loans and advances to customers	399,217	427,767

Further information on the Group’s loans and advances to banks and customers and impairment allowances is included on pages 117 to 118.

Prior to 2010, the Group reclassified certain financial assets, originally classified as held for trading, that were deemed to be not held for trading purposes to loans and advances. The carrying value and fair value of securities reclassified into loans and advances is £975m (2014: £1,862m) and £958m (2014: £1,834m) respectively.

If the reclassifications had not been made, the Group’s income statement for 2015 would have included a net gain on the reclassified trading assets of £12m (2014: gain of £57m).

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

Finance lease receivables

Finance lease receivables are included within loans and advances to customers. The Group engages in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customised finance programmes to assist manufacturers, dealers and distributors of assets.

	2015				2014
			Present				Present
	Gross		value of		Gross		value of
	investment		minimum	Un-	investment		minimum	Un-
	in finance	Future	lease	guaranteed	in finance	Future	lease	guaranteed
	lease	finance	payments	residual	lease	finance	payments	residual
	receivables	income	receivable	values	receivables	income	receivable	values
	£m	£m	£m	£m	£m	£m	£m	£m
Not more than one year	1,826	(230)	1,596	117	2,139	(304)	1,835	125
Over one year but not more than five years	3,569	(555)	3,014	275	4,159	(682)	3,477	293
Over five years	224	(32)	192	21	213	(40)	173	17
Total	5,619	(817)	4,802	413	6,511	(1,026)	5,485	435

The impairment allowance for uncollectable finance lease receivables is £56m (2014: £82m).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 253

Notes to the financial statements

Financial instruments held at amortised cost

21 Finance leases continued

Finance lease liabilities

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within Note 26 Accruals, deferred income and other liabilities.

As at 31 December 2015, the total future minimum payments under finance leases were nil (2014: £14m). The carrying amount of assets held under finance leases was nil (2014: £31m).

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

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing

The Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost, unless it is designated at fair value through profit and loss.

The Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss.

	2015 £m	2014 £m
Assets
Banks	8,954	39,528
Customers	19,233	92,225
Reverse repurchase agreements and other similar secured lending[a]	28,187	131,753

Liabilities
Banks	13,951	49,940
Customers	11,084	74,539
Repurchase agreements and other similar secured borrowing[a]	25,035	124,479

Note

a	During 2015, new reverse repurchase and repurchase agreements including other similar secured lending and borrowing in certain businesses have been designated at fair value to better align to the way the business manages the portfolio’s risk and performance (see Notes 14 and 17 for further detail).

254 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Notes to the financial statements

Non-current assets and other investments

The notes included in this section focus on the Group’s non-current tangible and intangible assets and property, plant and equipment, which provide long-term future economic benefits.

23 Property, plant and equipment

Accounting for property, plant and equipment
The Group applies IAS 16 Property, Plant and Equipment and IAS 40 Investment Properties.

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

Investment property

The Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m
Cost
As at 1 January 2015	207	4,054	4,350	10	8,621
Additions and disposals	(71)	22	173	49	173
Change in fair value of investment properties	10	–	–	–	10
Exchange and other movements	(6)	(157)	(264)	3	(424)
As at 31 December 2015	140	3,919	4,259	62	8,380
Accumulated depreciation and impairment
As at 1 January 2015	–	(1,669)	(3,157)	(9)	(4,835)
Depreciation charge	–	(181)	(373)	–	(554)
Disposals	–	144	159	–	303
Exchange and other movements	–	9	194	(29)	174
As at 31 December 2015	–	(1,697)	(3,177)	(38)	(4,912)
Net book value	140	2,222	1,082	24	3,468
Cost
As at 1 January 2014	451	3,924	4,552	10	8,937
Additions and disposals	(160)	174	7	–	21
Change in fair value of investment properties	(1)	–	–	–	(1)
Exchange and other movements	(83)	(44)	(209)	–	(336)
As at 31 December 2014	207	4,054	4,350	10	8,621
Accumulated depreciation and impairment
As at 1 January 2014	–	(1,513)	(3,201)	(7)	(4,721)
Depreciation charge	–	(184)	(399)	(2)	(585)
Disposals	–	34	271	–	305
Exchange and other movements	–	(6)	172	–	166
As at 31 December 2014	–	(1,669)	(3,157)	(9)	(4,835)
Net book value	207	2,385	1,193	1	3,786

Property rentals of £9m (2014: £5m) and £9m (2014: £14m) have been included in net investment income and other income respectively. Impairment of £38m (2014: £61m) was charged in the period.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 255

Notes to the financial statements

Non-current assets and other investments

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

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of goodwill with the present value of the pre-tax cash flows, discounted at a rate of interest that reflects the inherent risks of the cash generating unit (CGU) to which the goodwill relates, or the CGU’s fair value if this is higher.

Intangible assets

Intangible assets other than goodwill are accounted for in accordance with IAS 38 Intangible Assets and IAS 36 Impairment of Assets.

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

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less accumulated amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, using the amortisation periods set out below:

Annual rates in calculating amortisation	Amortisation period
Goodwill	Not amortised
Internally generated software	12 months to 6 years
Other software	12 months to 6 years
Core deposits intangibles	12 months to 25 years
Brands	12 months to 25 years
Customer lists	12 months to 25 years
Licences and other	12 months to 25 years
Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

		Internally		Core
		generated	Other	deposit		Customer	Licences
	Goodwill	software	software	intangibles	Brands	lists	and other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2015
Cost
As at 1 January 2015	6,329	3,240	482	186	112	1,721	447	12,517
Additions and disposals	(515)	998	75	–	–	–	18	576
Exchange and other movements	(211)	(126)	(15)	(40)	(26)	(56)	6	(468)
As at 31 December 2015	5,603	4,112	542	146	86	1,665	471	12,625
Accumulated amortisation and impairment
As at 1 January 2015	(1,442)	(1,257)	(194)	(88)	(111)	(962)	(283)	(4,337)
Disposals	518	128	2	–	–	–	3	651
Amortisation charge	–	(421)	(17)	(6)	–	(143)	(30)	(617)
Impairment charge	(102)	(101)	(1)	(1)	–	(12)	–	(217)
Exchange and other movements	28	17	(2)	20	25	36	(7)	117
As at 31 December 2015	(998)	(1,634)	(212)	(75)	(86)	(1,081)	(317)	(4,403)
Net book value	4,605	2,478	330	71	–	584	154	8,222
2014
Cost
As at 1 January 2014	6,346	2,411	556	194	116	1,543	437	11,603
Additions and disposals	36	702	176	–	–	123	7	1,044
Exchange and other movements	(53)	127	(250)	(8)	(4)	55	3	(130)
As at 31 December 2014	6,329	3,240	482	186	112	1,721	447	12,517
Accumulated amortisation and impairment
As at 1 January 2014	(1,468)	(999)	(217)	(85)	(97)	(799)	(253)	(3,918)
Disposals	–	98	21	–	–	14	2	135
Amortisation charge	–	(306)	(19)	(7)	(18)	(142)	(30)	(522)
Impairment charge	–	(74)	(21)	–	–	(5)	–	(100)
Exchange and other movements	26	24	42	4	4	(30)	(2)	68
As at 31 December 2014	(1,442)	(1,257)	(194)	(88)	(111)	(962)	(283)	(4,337)
Net book value	4,887	1,983	288	98	1	759	164	8,180

256 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

24 Goodwill and intangible assets continued

Goodwill

Goodwill is allocated to business segments as follows:

	2015 £m	2014 £m
Personal and Corporate Banking	3,472	3,471
Africa Banking	725	915
Barclaycard	408	427
Barclays Non-Core	–	74
Total net book value of goodwill	4,605	4,887

Goodwill

Testing goodwill for impairment involves a significant amount of judgement. This includes the identification of independent CGUs and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. The allocation is reviewed following business reorganisation. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected pre-tax cash flows and the risk adjusted interest rate appropriate to the operating unit requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable cash flows.

Other intangible assets

Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimation of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

Impairment testing of goodwill

During 2015, the Group recognised an impairment charge of £102m (2014: nil) primarily attributable to Non-Core and the withdrawal of the Bespoke product in Barclaycard. This is as a result of the carrying amount of the goodwill relating to these businesses not being supported based on the value in use calculations.

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £881m (2014: £1,031m) was allocated to multiple CGUs which are not considered individually significant.

Personal and Corporate Banking (PCB)

Goodwill relating to Woolwich was £3,225m (2014: £3,225m) of the total PCB balance. The carrying value of the CGU is determined using an allocation of total Group shareholder funds excluding goodwill based on the CGU’s share of risk weighted assets before goodwill balances are added back. The recoverable amount of the CGU has been determined using cash flow predictions based on financial budgets approved by management and covering a three-year period, with a terminal growth rate of 2.4% (2014: 2.4%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 11.4% (2014: 11.0%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £24,811m (2014: £17,260m). A one percentage point change in the discount rate or terminal growth rate would increase or decrease the recoverable amount by £4,860m (2014: £2,888m) and £3,422m (2014: £2,070m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £4,835m (2014: £2,697m).

Africa

Goodwill relating to the Absa Retail Bank CGU was £499m (2014: £631m) of the total Africa Banking balance. The carrying value of the CGU has been determined by using net asset value. The recoverable amount of Absa Retail Bank has been determined using cash flow predictions based on financial budgets approved by management and covering a three year period, with a terminal growth rate of 6% (2014: 6%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 18.5% (2014: 18.7%). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £2,946m (2014: £1,623m). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £349m (2014: £329m) and £221m (2014: £206m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £469m (2014: £440m).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 257

Notes to the financial statements

Non-current assets and other investments

25 Operating leases

Accounting for operating leases

The Group applies IAS 17 Leases, for operating leases. An operating lease is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the Group is the lessor, lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Group holds the leased assets on-balance sheet within property, plant and equipment.

Where the Group is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases was £1m (2014: £1m).

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

Operating lease rentals of £500m (2014: £594m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2015		2014
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	376	1	403	41
Over one year but not more than five years	1,127	11	1,147	106
Over five years	1,874	–	2,036	–
Total	3,377	12	3,586	147

Total future minimum sublease payments to be received under non-cancellable subleases were £1m (2014: £99m).

258 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

	2015 £m	2014 £m
Accruals and deferred income	4,271	4,770
Other creditors	3,770	3,851
Obligations under finance leases (see Note 21)	–	36
Insurance contract liabilities, including unit-linked liabilities	2,569	2,766
Accruals, deferred income and other liabilities	10,610	11,423

Accruals and deferred income decreased by 10% to £4.3bn mainly driven by lower staff costs and administrative and general costs accrued as at 31 December 2015.

Insurance liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short term non-life business are £115m (2014: £157m). The maximum amounts payable under all of the Group’s insurance products, ignoring the probability of insured events occurring and the contribution from investments backing the insurance policies, were £65bn (2014: £82bn) or £49bn (2014: £74bn) after reinsurance. Of this insured risk, £55bn (2014: £69bn) or £43bn (2014: £66bn) after reinsurances was concentrated in short-term insurance contracts in Africa.

The impact to the income statement and equity under a reasonably possible change in the assumptions used to calculate the insurance liabilities would be £5m (2014: £8m).

27 Provisions

Accounting for provisions

The Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists. This is the case when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. A provision is made for undrawn loan commitments if it is probable that the facility will be drawn and results in the recognition of an asset at an amount less than the amount advanced.

			Undrawn			Legal,
			contractually	Customer redress		competition
	Onerous contracts £m	Redundancy and restructuring £m	committed facilities and guarantees £m	Payment Protection Insurance £m	Other customer redress £m	and regulatory matters £m	Sundry provisions £m	Total £m
As at 1 January 2015	205	291	94	1,059	586	1,690	210	4,135
Additions	120	190	25	2,200	821	1,559	177	5,092
Amounts utilised	(42)	(136)	(2)	(1,171)	(440)	(2,616)	(49)	(4,456)
Unused amounts reversed	(149)	(140)	(37)	–	(32)	(136)	(86)	(580)
Exchange and other movements	7	(19)	(20)	18	(39)	(8)	12	(49)
As at 31 December 2015	141	186	60	2,106	896	489	264	4,142

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2015 were £2,113m (2014: £3,464m).

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 259

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

27 Provisions continued

Undrawn contractually committed facilities and guarantees

Provisions are made if it is probable that a facility will be drawn and the resulting asset is expected to have a realisable value that is less than the amount advanced.

Customer redress

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of our business activities. Provisions for other customer redress include £282m (2014: nil) in respect of Packaged Bank Accounts and £290m (2014: nil) in respect of historic pricing practices associated with certain Foreign Exchange transactions for certain customers between 2005 and 2012, and smaller provisions across the retail and corporate businesses which are likely to be utilised within the next 12 months.

Sundry provisions

This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

Legal, competition and regulatory matters

The Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, please see Note 29 Legal, competition and regulatory matters.

Critical accounting estimates and judgements

Payment Protection Insurance redress

As at 31 December 2015, Barclays had recognised cumulative provisions totalling £7.4bn (2014: £5.2bn) against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £5.3bn (2014: £4.2bn), leaving a residual provision of £2.1bn (2014: £1.1bn).

Through to 31 December 2015, 1.6m (2014: 1.3m) customer initiated claimsa had been received and processed. The volume of claims received during 2015 decreased 9%b from 2014. This rate of decline however was slower than previously expected, due to steady levels of claims from Claims Management Companies (CMC) in particular.

During 2015 claims volumes continued to decline, but at a slower rate than had been projected at the start of the year based on historic experience. As a result, management has revised upwards its estimate of future volumes and recognised additional provisions totalling £2.2bn during the year. The provision estimate reflects an assessment of the proposals contained in a consultation published by the FCA on 26 November 2015 which, if enacted, would impact on the timing and volume of future claims flow. This includes estimating the impact of a proposed 2018 complaint deadline and guidance on the impact of a 2014 UK Supreme Court judgment (Plevin vs Paragon Personal Finance Limited). The potential impact of these proposals is difficult to estimate and the outcome of the consultation is not yet known.

The provision is calculated using a number of key assumptions which continue to involve significant management judgement and modelling:

▪	customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers where the volume is anticipated to decline over time

▪	proactive response rate – volume of claims in response to proactive mailing

▪	uphold rate – the percentage of claims that are upheld as being valid upon review

▪	average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies

▪	processing cost per claim – the cost to Barclays of assessing and processing each valid claim.

These assumptions remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity.

The current provision represents Barclays’ revised best estimate of all future expected costs of PPI redress, however, it is possible the eventual outcome may differ from the current estimate. If this were to be material, the provision will be increased or decreased accordingly.

The following table details by key assumption, actual data through to 31 December 2015, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

	Cumulative		Sensitivity analysis	Cumulative
	actual to	Future	increase/decrease	actual to
Assumption	31.12.15	expected	in provision	31.12.14
Customer initiated claims received and processed[a]	1,570k	730kc	50k = £103m	1,300k
Proactive mailing	680k	150k	50k = £16m	680k
Response rate to proactive mailing	28%	26%	1% = £2m	28%
Average uphold rate per claim[c]	86%[d]	88%	1% = £18m	79%
Average redress per valid claim[e]	£1,808	£1,810	£100 = £87m	£1,740
Processing cost per claim[f]	£300	£295	50k = £15m	£294

Notes

a	Total claims received to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing.
b	Gross volumes received.
c	Average uphold rate per claim excludes those for which no PPI policy exists.
d	Average uphold rate adjusted to include full remediation.
e	Change in average uphold rate mainly due to increased remediation in 2015.
f	Processing cost per claim on an upheld complaints basis, includes direct staff costs and associated overheads.

260 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

The following table summarises the nominal amount of contingent liabilities and commitments which are not classified as on-balance sheet:

	2015 £m	2014 £m
Guarantees and letters of credit pledged as collateral security	16,065	14,547
Performance guarantees, acceptances and endorsements	4,556	6,777
Contingent liabilities	20,621	21,324
Documentary credits and other short-term trade related transactions	845	1,091
Forward starting reverse repurchase agreements[a]	93	13,856
Standby facilities, credit lines and other commitments	281,369	276,315

The Financial Services Compensation Scheme

The Financial Compensation Scheme (the FSCS) is the UK government-backed compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit-taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit-taking institutions to meet such claims based on their share of UK deposits on 31 December of the specified years preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS, funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The interest rate chargeable on the loan and levied to the industry is subject to a floor equal to the higher of HM Treasury’s own cost of borrowing (typically 2024 UK Gilt yield), and GBP LIBOR with 12-month maturity plus a spread. The FSCS recovered £1bn capital shortfall in respect of the legacy facility from industry in three instalments across 2013, 2014 and 2015. A separate shortfall in respect of Dunfermline Building Society was levied on the industry in both 2014 and 2015. The FSCS liability for the interest and capital levy for 2015-2016 was recognised and paid in 2015. Barclays has included an accrual of £56m in other liabilities as at 31 December 2015 (2014: £88m) in respect of the Barclays’ portion of the Interest Levy. Capital Levies for 2015/16 were recognised in 2015 and settled in the same year.

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

Investigations into certain agreements and Civil Action

The Financial Conduct Authority (FCA) has alleged that BPLC and BBPLC breached their disclosure obligations in connection with two advisory services agreements entered into by BBPLC. The FCA has imposed a £50m fine. BPLC and BBPLC are contesting the findings. The UK Serious Fraud Office (SFO), the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) are also investigating these agreements.

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

Note

a	Forward starting reserve repurchase agreements were previously disclosed as loan commitments. Following the business designation of reverse repurchase and repurchase agreements at fair value through profit and loss new forward starting reverse repurchase agreements are within the scope of IAS 39 and are recognised as derivatives on the balance sheet.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 261

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Recent Developments

The FCA has agreed that the FCA enforcement process be stayed pending progress in the SFO’s investigation into the agreements referred to above, in respect of which the Group has received and has continued to respond to requests for further information.

In January 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on BBPLC seeking damages of £721.4m plus interest and costs for fraudulent misrepresentation and deceit, arising from alleged statements made by BBPLC to PCP in relation to the terms on which securities were to be issued to investors, including PCP, in the November 2008 capital raising. BBPLC is defending the claim.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. PCP has made a claim against BBPLC totalling £721.4m plus interest and costs. This amount does not necessarily reflect BBPLC’s potential financial exposure if a ruling were to be made against it.

Investigations into certain business relationships

The DOJ and SEC are undertaking an investigation into whether the Group’s relationships with third parties who assist BPLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Certain regulators in other jurisdictions have also been briefed on the investigations. Separately, the Group is cooperating with the DOJ and SEC in relation to an investigation into certain of its hiring practices in Asia and is keeping certain regulators in other jurisdictions informed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Alternative Trading Systems and High-Frequency Trading

The SEC, the New York State Attorney General (NYAG), the FCA and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders. Various parties, including the NYAG, have filed complaints against BPLC and Barclays Capital Inc. (BCI) and certain of the Group’s current and former officers in connection with ATS related activities. BPLC and BCI have settled with the NYAG and the SEC, and BCI continues to provide information to other relevant regulatory authorities in response to their enquiries. BPLC and BCI continue to defend against the class actions described below.

Background Information

Civil complaints have been filed in the New York Federal Court on behalf of a putative class of plaintiffs against BPLC and BCI and others generally alleging that the defendants violated the federal securities laws by participating in a scheme in which high-frequency trading firms were given informational and other advantages so that they could manipulate the US securities market to the plaintiffs’ detriment. These complaints were consolidated (Trader Class Action) and Barclays filed a motion to dismiss this action.

In June 2014, the NYAG filed a complaint (NYAG Complaint) against BPLC and BCI in the Supreme Court of the State of New York (NY Supreme Court) alleging, amongst other things, that BPLC and BCI engaged in fraud and deceptive practices in connection with LX, the Group’s SEC-registered ATS.

BPLC and BCI have also been named in a class action by an institutional investor client under California law based on allegations similar to those in the NYAG Complaint. This California class action has been consolidated with the Trader Class Action.

Also, following the filing of the NYAG Complaint, BPLC and BCI were named in a shareholder securities class action along with certain of its former CEOs, and its current and a former CFO and an employee in Equities Electronic Trading on the basis that investors suffered damages when their investments in Barclays American Depository Receipts declined in value as a result of the allegations in the NYAG Complaint. BPLC and BCI filed a motion to dismiss the complaint, which the court granted in part and denied in part. In February 2016, the court granted plaintiffs’ motion to conduct the litigation as a class action.

Recent Developments

In August 2015, the Court granted Barclays’ motion to dismiss the Trader Class Action, and the plaintiffs have chosen not to appeal. Also in August 2015, the Court granted Barclays’ motion to dismiss the California class action, and later transferred that action to the Central District of California. The California class action plaintiffs have filed an amended complaint, which Barclays has filed a motion to dismiss.

On 1 February 2016, Barclays reached separate settlement agreements with each of the SEC and the NYAG to resolve those agencies’ claims against BPLC and BCI relating to the operation of LX for $35m each.

Claimed Amounts/Financial Impact

The remaining complaints seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

262 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

FERC

The US Federal Energy Regulatory Commission (FERC) has filed a civil action against BBPLC and certain of its former traders in the US District Court in California seeking to collect on an order assessing a $435m civil penalty and the disgorgement of $34.9m of profits, plus interest, in connection with allegations that BBPLC manipulated the electricity markets in and around California. The US Attorney’s Office in the Southern District of New York (SDNY) has informed BBPLC that it is looking into the same conduct at issue in the FERC matter, and a civil class action complaint was filed in the US District Court for the SDNY against BBPLC asserting antitrust allegations that mirror those raised in the civil suit filed by FERC.

Background Information

In October 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against BBPLC and four of its former traders in relation to their power trading in the western US. In the Order and Notice, FERC asserted that BBPLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by BBPLC.

In October 2013, FERC filed a civil action against BBPLC and its former traders in the US District Court in California seeking to collect the $435m civil penalty and disgorgement of $34.9m of profits, plus interest.

In September 2013, the criminal division of the US Attorney’s Office in SDNY advised BBPLC that it is looking at the same conduct at issue in the FERC matter.

In June 2015, a civil class action complaint was filed in the US District Court for the SDNY against BBPLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with BBPLC’s purported manipulation of the electricity markets in and around California. The allegations mirror those raised in the civil suit filed by FERC against BBPLC currently pending in the US District Court in California.

Recent Developments

In October 2015, the US District Court in California ordered that it would bifurcate its assessment of liabilities and penalties from its assessment of disgorgement. FERC has filed and BBPLC is opposing a brief seeking summary affirmance of the penalty assessment. The court has indicated that it will either affirm the penalty assessment or require further evidence to determine this issue.

BBPLC has appealed the bifurcation order to the US Court of Appeals for the Ninth Circuit and has also filed a motion with the US District Court in California to stay the proceedings pending the outcome of the appeal.

In December 2015, BBPLC filed a motion to dismiss the civil class action for failure to state a claim.

Claimed Amounts/Financial Impact

FERC has made claims against BBPLC and certain of its former traders totalling $469.9m, plus interest, for civil penalties and profit disgorgement. The civil class action complaint refers to damages of $139.3m. These amounts do not necessarily reflect BBPLC’s potential financial exposure if a ruling were to be made against it in either action.

Investigations into LIBOR and other Benchmarks

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to BBPLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. BBPLC, BPLC and BCI have reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including the investigations by the US State Attorneys General, the SFO and the prosecutors’ office in Trani, Italy remain pending.

Background Information

In June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DOJ Fraud Section (DOJ-FS) in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC agreed to pay total penalties of £290m. The settlement with the DOJ-FS was made by entry into a Non-Prosecution Agreement (LIBOR NPA) which has now expired. In addition, BBPLC was granted conditional leniency from the DOJ Antitrust Division (DOJ-AD) in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

Investigations by the US State Attorneys General

Following the settlements announced in June 2012, a group of 31 US State Attorneys General (SAGs) commenced its own investigation into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The Group has cooperated with the investigation throughout and is in advanced discussions with the SAGs about potential resolution.

Investigation by the SFO

In July 2012, the SFO announced that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information.

For a discussion of civil litigation arising in connection with these investigations see ‘LIBOR and other Benchmarks Civil Actions’.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 263

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

LIBOR and other Benchmark Civil Actions

Following the settlements of the investigations referred to above in ‘Investigations into LIBOR and other Benchmarks’, a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks. While several of such cases have been dismissed and certain have settled subject to approval from the court, other actions remain pending and their ultimate impact is unclear.

Background Information

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

The complaints are substantially similar and allege, amongst other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act, the Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the US Sherman Antitrust Act and RICO.

The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable rate mortgages linked to USD LIBOR (Homeowner Class); or (v) issued loans linked to USD LIBOR (Lender Class).

In August 2012 the MDL Court stayed all newly filed proposed class actions and individual actions (Stayed Actions), so that the MDL Court could address the motions pending in three lead proposed class actions (Lead Class Actions) and three lead individual actions (Lead Individual Actions).

In March 2013, August 2013 and June 2014, the MDL Court issued a series of decisions effectively dismissing the majority of claims against BBPLC and other panel bank defendants in the Lead Class Actions and Lead Individual Actions.

As a result, the:

▪	Debt Securities Class was dismissed entirely

▪	claims of the Exchange-Based Class were limited to claims under the CEA

▪	claims of the OTC Class were limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing.

The Debt Securities Class has appealed the dismissal of their action to the US Court of Appeals for the Second Circuit (Second Circuit). Multiple other plaintiffs in the litigation before the MDL Court also joined the appeal, which has been briefed and argued. A decision is pending.

Additionally, the MDL Court has begun to address the claims in the Stayed Actions, many of which, including state law fraud and tortious interference claims, were not asserted in the Lead Class Actions. As a result, in October 2014, the direct action plaintiffs (those who have brought suits individually rather than as part of a class action) filed their amended complaints and in November 2014, the defendants filed their motions to dismiss. In August 2015, the MDL Court granted in part and denied in part the motion to dismiss the direct action plaintiffs’ claims. Although the MDL Court dismissed a number of claims on various grounds, a number of state law claims will proceed to discovery.

In November 2014, the plaintiffs in the Lender Class and Homeowner Class actions filed their amended complaints. In January 2015, the defendants filed their motions to dismiss. In November 2015, the MDL Court granted in part and denied in part the motions to dismiss these actions, dismissing all claims against BBPLC brought by the Homeowner Class and reserving judgment with respect to the claims asserted by the Lender Class. In December 2015, the MDL Court approved a schedule for litigation of class certification issues, with the associated discovery beginning in 2016 and extending through 2017.

Until there are further decisions, the ultimate impact of the MDL Court’s decisions will be unclear, although it is possible that the decisions will be interpreted by the courts to affect other litigation, including the actions described further below, some of which concern different benchmark interest rates.

In December 2014, the MDL Court granted preliminary approval for the settlement of the remaining Exchange-Based Class claims for $20m. Final approval of the settlement is awaiting plaintiff’s submission of a plan for allocation of the settlement proceeds acceptable to the MDL Court.

In November 2015, the outstanding OTC Class claims were settled for $120m. The settlement is subject to approval by the MDL Court.

264 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

EURIBOR Cases

In February 2013, a EURIBOR-related class action was filed against BPLC, BBPLC, BCI and other EURIBOR panel banks. The plaintiffs assert antitrust, CEA, RICO, and unjust enrichment claims. In particular, BBPLC is alleged to have conspired with other EURIBOR panel banks to manipulate EURIBOR. The lawsuit is brought on behalf of purchasers and sellers of NYSE LIFFE EURIBOR futures contracts, purchasers of Euro currency-related futures contracts and purchasers of other derivative contracts (such as interest rate swaps and forward rate agreements that are linked to EURIBOR) during the period 1 June 2005 through 31 March 2011. In October 2015, the class action was settled for $94m subject to court approval. The settlement has been preliminarily approved by the court but remains subject to final approval.

Securities Fraud Case in the SDNY

BPLC, BBPLC and BCI were also named as defendants along with four former officers and directors of BBPLC in a securities class action in the SDNY in connection with BBPLC’s role as a contributor panel bank to LIBOR. The complaint principally alleged that BBPLC’s Annual Reports for the years 2006 to 2011 contained misstatements and omissions and that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. In November 2015, the class action was settled for $14m. The settlement has been preliminarily approved by the court but remains subject to final approval.

Additional USD LIBOR Case in the SDNY

An additional individual action was commenced in February 2013 in the SDNY against BBPLC and other panel bank defendants. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. The panel bank defendants moved to dismiss the action, and the motion was granted in April 2015. In June 2015, the plaintiff sought leave to file a further amended complaint; that motion is pending.

Sterling LIBOR Cases in SDNY

In May 2015, a putative class action was commenced in the SDNY against BBPLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that BBPLC and other panel banks manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, antitrust, and RICO violations. Proceedings are ongoing.

In January 2016, an additional putative class action concerning Sterling LIBOR was commenced in the SDNY against BBPLC and BCI, as well as other Sterling LIBOR panel banks. This additional class action similarly alleges manipulation of the Sterling LIBOR rate between 2005 and 2010, and asserts claims for violations of the CEA, antitrust, and RICO statutes, as well as common law violations. Proceedings are ongoing.

Complaint in the US District Court for the Central District of California

In July 2012, a purported class action complaint in the US District Court for the Central District of California was amended to include allegations related to USD LIBOR and names BBPLC as a defendant. The amended complaint was filed on behalf of a purported class that includes holders of adjustable rate mortgages linked to USD LIBOR. In January 2015, the court granted BBPLC’s motion for summary judgment and dismissed all of the remaining claims against BBPLC. The plaintiff has appealed the court’s decision to the US Court of Appeals for the Ninth Circuit.

Japanese Yen LIBOR Case in SDNY

A class action was commenced in April 2012 in the SDNY against BBPLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which BBPLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and US Sherman Antitrust Act between 2006 and 2010. In March 2014, the court dismissed the plaintiff’s antitrust claims in full, but sustained the plaintiff’s CEA claims. The plaintiff moved for leave to file a third amended complaint adding additional claims, including a RICO claim, which was denied in March 2015. The Plaintiff has sought an immediate appeal of that decision, and that request is pending. Discovery is continuing.

In July 2015, a second class action concerning Yen LIBOR was filed in the SDNY against BPLC, BBPLC and BCI. The complaint names members of the Yen LIBOR panel, the Euroyen TIBOR panel, and certain of their affiliates and brokers. The complaint alleges breaches of the US Sherman Antitrust Act and RICO between 2006 and 2010 based on factual allegations that are substantially similar to those in the April 2012 class action.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non-US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought have increased over time.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect they might have on the Group’s operating results, cash flows or financial position in any particular period.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 265

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Foreign Exchange Investigations

Various regulatory and enforcement authorities have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading. Certain of these investigations involve multiple market participants in various countries. The Group has reached settlements with the CFTC, the DOJ, the New York State Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the Resolving Authorities) with respect to certain of these investigations as further described below. Investigations by the European Commission (Commission), the Administrative Council for Economic Defence in Brazil and the South African Competition Commission, amongst others, remain pending.

Background Information

In May 2015, the Group announced that it had reached settlements with the Resolving Authorities in relation to investigations into certain sales and trading practices in the Foreign Exchange market, that it had agreed to pay total penalties of approximately $2.38bn, including a $60m penalty imposed by the DOJ as a consequence of certain practices continuing after entry into the LIBOR NPA, and that BPLC had agreed to plead guilty to a violation of US anti-trust law.

Under the plea agreement with the DOJ, BPLC agreed to pay a criminal fine of $650m and a term of probation of three years from the date of the final judgment in respect of the plea agreement during which BPLC must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the United States, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies.

Pursuant to the settlement with the CFTC, BBPLC consented to, among other things, pay a civil monetary penalty of $400m.

Pursuant to its settlement with the Federal Reserve, BBPLC and BBPLC’s New York branch consented to an order imposing a civil monetary penalty of $342m and ordering BBPLC and BBPLC’s New York branch to submit in writing to the Federal Reserve Bank of New York for its approval certain programs to enhance internal controls and compliance. Under the Federal Reserve order, BBPLC and its institution-affiliated parties must not in the future directly or indirectly retain certain individuals who participated in the misconduct underlying the order.

Pursuant to the settlement with the NYDFS, BBPLC and BBPLC’s New York branch consented to an order imposing a civil monetary penalty of $485m and requiring BBPLC and BBPLC’s New York branch to take all steps necessary to terminate four identified employees. BBPLC and BBPLC’s New York branch must also continue to engage the independent monitor previously selected by the NYDFS to conduct a comprehensive review of certain compliance programs, policies, and procedures.

The FCA issued a Final Notice and imposed a financial penalty of £284m on BBPLC.

The full text of the DOJ plea agreement, the CFTC, NYDFS and Federal Reserve orders, and the FCA Final Notice referred to above are publicly available on the Resolving Authorities’ respective websites.

The settlements reached in May 2015 did not encompass ongoing investigations of electronic trading in the Foreign Exchange market. The Group is cooperating with certain authorities which continue to investigate sales and trading practices of various sales and trading personnel, including Foreign Exchange personnel, among multiple market participants, including BBPLC, in various countries.

The FCA is also investigating historic pricing practices by BBPLC associated with certain Foreign Exchange transactions for certain customers between 2005 and 2012. BBPLC is cooperating with the FCA regarding the proposed terms and timing for appropriate customer redress.

For a discussion of civil litigation arising in connection with these investigations see ‘Civil Actions in Respect of Foreign Exchange Trading’ below.

Recent Developments

In November 2015, BBPLC announced that it had reached a settlement with the NYDFS in respect of its investigation into BBPLC and BBPLC’s New York branch electronic trading of Foreign Exchange and Foreign Exchange trading systems in the period between 2009 to 2014. Pursuant to the settlement the NYDFS imposed a civil monetary penalty of $150m, primarily for certain internal systems and controls failures. The Group continues to cooperate with other ongoing investigations.

Claimed Amounts/Financial Impact

The fines in connection with the May 2015 settlements with the Resolving Authorities were covered by the Group’s provisions of £2.05bn.

A provision of £290m in redress costs for certain customers was recognised in Q3 2015 in relation to the FCA investigation into historic pricing practices by BBPLC associated with certain Foreign Exchange transactions referred to above. It is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect they might have on the Group’s operating results, cash flows or financial position in any particular period.

266 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

Civil Actions in respect of Foreign Exchange

Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC. In February 2014, the SDNY combined all then-pending actions alleging a class of US persons in a single consolidated action. Settlements have been agreed with certain proposed classes of plaintiffs in the consolidated class action subject to court approval. The remaining proceedings are ongoing.

Since February 2015, several additional civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging injuries related to Barclays’ alleged manipulation of Foreign Exchange rates and naming several international banks as defendants, including BPLC, BBPLC and BCI. One of the newly filed actions asserts claims under the US Employee Retirement Income Security Act (ERISA) statute and includes allegations that are duplicative of allegations in the other cases, as well as additional allegations about Foreign Exchange sales practices and ERISA plans. Another action was filed in the Northern District of California on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches.

Recent Developments

In September 2015, BBPLC and BCI settled with certain proposed classes of plaintiffs in the consolidated action for $384m subject to court approval.

In addition, in November 2015 and December 2015, two additional civil actions were filed in the SDNY on behalf of proposed classes of plantiffs alleging injuries based on Barclays’ purported improper rejection of customer trades through Barclays’ Last Look system. In February 2016, BBPLC and BCI agreed a settlement with plaintiffs in one of the actions on a class-wide basis subject to court approval. The amount of the proposed settlement is $50m. In February 2016, the plaintiffs in the second action voluntarily dismissed their claims.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period is currently uncertain.

ISDAFIX Investigation

Regulators and law enforcement agencies, including the CFTC, have conducted separate investigations into historical practices with respect to ISDAFIX, amongst other benchmarks.

In May 2015, the CFTC entered into a settlement order with BPLC, BBPLC and BCI pursuant to which BPLC, BBPLC and BCI agreed to pay a civil monetary penalty of $115m in connection with the CFTC’s industry-wide investigation into the setting of the US Dollar ISDAFIX benchmark. In addition, the CFTC order requires BPLC, BBPLC and BCI to cease and desist from violating provisions of the CEA, fully cooperate with the CFTC in related investigations and litigation and undertake certain remediation efforts to the extent not already undertaken.

Investigations by other regulators and law enforcement agencies remain pending. For a discussion of civil litigation arising in connection with these investigations see ‘Civil Actions in Respect of ISDAFIX’ below.

Claimed Amounts/Financial Impact

The fine in connection with the May 2015 settlement with the CFTC was covered by the Group’s provisions of £2.05bn.

It is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect they might have on the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of ISDAFIX

Since September 2014, a number of ISDAFIX related civil actions have been filed in the SDNY on behalf of a proposed class of plaintiffs, alleging that BBPLC, a number of other banks and one broker, violated the US Sherman Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. A consolidated amended complaint was filed in February 2015.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Precious Metals Investigation

BBPLC has been providing information to the DOJ and other authorities in connection with investigations into precious metals and precious metals-based financial instruments.

For a discussion of civil litigation arising in connection with these investigations see ‘Civil Actions in Respect of the Gold Fix’ below.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of the Gold Fix

Since March 2014, a number of civil complaints have been filed in US Federal Courts, each on behalf of a proposed class of plaintiffs, alleging that BBPLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the US Sherman Antitrust Act, and state antitrust and consumer protection laws. All of the complaints have been transferred to the SDNY and consolidated for pre-trial purposes. In April 2015, defendants filed a motion to dismiss the claims. Proceedings are ongoing.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 267

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

US Residential and Commercial Mortgage-related Activity and Litigation

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:

▪	sponsoring and underwriting of approximately $39bn of private-label securitisations

▪	economic underwriting exposure of approximately $34bn for other private-label securitisations

▪	sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs)

▪	sales of approximately $3bn of loans to others

▪	sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

Throughout this time period affiliates of the Group engaged in secondary market trading of US residential mortgaged-backed securities (RMBS) and US commercial mortgage-backed securities (CMBS), and such trading activity continues today.

In connection with its loan sales and certain private-label securitisations, on 31 December 2015, the Group had unresolved repurchase requests relating to loans with a principal balance of approximately $2.3bn at the time they were sold, and civil actions have been commenced by various parties alleging that the Group must repurchase a substantial number of such loans.

In addition, the Group is party to a number of lawsuits filed by purchasers of RMBS asserting statutory and/or common law claims. The current outstanding face amount of RMBS related to these pending claims against the Group as of 31 December 2015 was approximately $0.4bn.

Regulatory and governmental authorities, including amongst others, the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program, the US Attorney’s Office for the District of Connecticut and the US Attorney’s Office for the Eastern District of New York have initiated wide-ranging investigations into market practices involving mortgage-backed securities, and the Group is cooperating with several of those investigations.

RMBS Repurchase Requests

Background

The Group was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

▪	approximately $5bn of Group sponsored securitisations

▪	approximately $0.2bn of sales of loans to GSEs

▪	approximately $3bn of loans sold to others.

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

The unresolved repurchase requests received on or before 31 December 2015 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.3bn at the time of such sale.

A substantial number (approximately $2.2bn) of the unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. All of the litigation involving repurchase requests remain at early stages.

In addition, the Acquired Subsidiary is subject to a civil action seeking, among other things, indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007. This litigation is ongoing.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

268 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

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

Recent Developments

The Group has settled a number of these claims, including in October 2015 a settlement with the National Credit Union Administration to resolve two outstanding civil lawsuits for $325m.

Claimed Amounts/Financial Impact

If the Group were to lose the pending actions the Group believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgment, plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time and less any provisions taken to date.

The original face amount of RMBS related to the pending civil actions against the Group total approximately $1.3bn, of which approximately $0.4bn was outstanding as at 31 December 2015. Cumulative realised losses reported on these RMBS as at 31 December 2015 were approximately $0.1bn.

Although the purchasers in the remaining securities actions have generally not identified a specific amount of alleged damages, the Group has estimated the total market value of these RMBS as at 31 December 2015 to be approximately $0.3bn. The Group may be entitled to indemnification for a portion of such losses.

Mortgage-related Investigations

In addition to the RMBS Repurchase Requests and RMBS Securities Claims, numerous regulatory and governmental authorities, amongst them the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program, the US Attorney’s Office for the District of Connecticut and the US Attorney’s Office for the Eastern District of New York have been investigating various aspects of the mortgage-related business, including issuance and underwriting practices in primary offerings of RMBS and trading practices in the secondary market for both RMBS and CMBS. The Group continues to respond to requests relating to the RMBS Working Group of the Financial Fraud Enforcement Task Force (RMBS Working Group), which was formed to investigate pre-financial crisis mortgage-related misconduct. In connection with several of the investigations by members of the RMBS Working Group, a number of financial institutions have entered into settlements involving substantial monetary payments.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period, but the cost of resolving these investigations could individually or in aggregate prove to be substantial.

American Depositary Shares

BPLC, BBPLC and various former members of BPLC’s Board of Directors have been named as defendants in a securities class action consolidated in the SDNY alleging misstatements and omissions in offering documents for certain American Depositary Shares issued by BBPLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering).

Background Information

The plaintiffs have asserted claims under the Securities Act of 1933, alleging that the offering documents for the April 2008 Offering contained misstatements and omissions concerning (amongst other things) BBPLC’s portfolio of mortgage-related (including US subprime-related) securities, BBPLC’s exposure to mortgage and credit market risk, and BBPLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages.

In June 2014, the SDNY denied the defendants’ motion to dismiss the claims. The case is in discovery.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) filed a complaint against BBPLC in the NY Supreme Court alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). Parties related to BDC have also sued BBPLC and BCI in Connecticut State Court in connection with BBPLC’s conduct relating to the Agreement.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 269

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

BDC asserts that under the Agreement BBPLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled BBPLC to dispute the Demand before making the transfer, BBPLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and prejudgement interest. Proceedings are currently pending before the NY Supreme Court.

In September 2011, BDC’s investment advisor, BDCM Fund Adviser L.L.C. and its parent company, Black Diamond Capital Holdings L.L.C. also sued BBPLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from BBPLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties have agreed to a stay of that case.

Claimed Amounts/Financial Impact

BDC has made claims against the Group totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Civil Actions in respect of the US Anti-Terrorism Act

In April 2015, an amended civil complaint was filed in the US Federal Court in the Eastern District of New York by a group of approximately 250 plaintiffs, alleging that BBPLC and a number of other banks engaged in a conspiracy and violated the US Anti-Terrorism Act (ATA) by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah attacks that injured the plaintiffs’ family members. Plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages. BBPLC has filed a motion to dismiss the action which is fully briefed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

Interest Rate Swap US Civil Action

In November 2015, an antitrust class action was filed against BPLC, BBPLC, BCI and other financial institutions in the SDNY by a US retirement and pension fund. The complaint alleges that the defendants that act as market makers for certain types of derivatives and Tradeweb conspired to prevent the development of exchanges for interest rate swaps (IRS) and demands unspecified money damages, treble damages and legal fees. The plaintiff claims to represent a class of buy-side investors that transacted in fixed-for-floating IRS with defendants in the US from 1 January 2008 to the present, including other retirement funds, university endowments, municipalities, corporations and insurance companies.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect it has upon the Group’s operating results, cash flows or financial position in any particular period.

Treasury Auction Securities Civil Actions

Numerous putative class action complaints have been filed in US Federal Courts against BCI and other financial institutions that have served as primary dealers in US Treasury securities. The complaints have been or are in the process of being consolidated in the Federal Court in New York. The complaints generally allege that defendants conspired to manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law. Some complaints also allege that defendants engaged in illegal “spoofing” of the US Treasury market. The Group is considering the allegations in the complaints and is keeping all relevant agencies informed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation into Americas Wealth & Investment Management Advisory Business

The SEC is investigating the non-performance of certain due diligence on third-party managers by the Manager Research division of Barclays’ Wealth & Investment Management, Americas investment advisory business and the Group is responding to requests for information.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

Retail Structured Products Investigation

The Group is cooperating with an enforcement investigation commenced by the FCA in connection with structured deposit products provided to UK customers from June 2008 to the present.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of these matters or what effect that they may have upon operating results, cash flows or the Group’s financial position in any particular period.

270 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

Investigation into suspected money laundering related to foreign exchange transactions in South African operation

Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, has identified potentially fraudulent activity by certain of its customers using import advance payments to effect foreign exchange transfers from South Africa to beneficiary accounts located in Asia, UK, Europe and the US. As a result, the Group is conducting a review of relevant activity, processes, systems and controls. The Group is keeping relevant agencies and regulators informed as to the ongoing status of this matter.

It is too early to assess reliably the outcome.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority Investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including the Group, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. The Group is cooperating with the investigation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of these matters or what effect that they may have upon operating results, cash flows or the Group’s financial position in any particular period.

Credit Default Swap (CDS) Antitrust Investigations and Civil Actions

The Commission and the DOJ-AD commenced investigations into the CDS market, in 2011 and 2009, respectively. In December 2015 the Commission announced its decision to close its investigations in respect of BBPLC and 12 other banks. The Commission continues to pursue its case in respect of Markit Ltd. and ISDA, which could indirectly expose BBPLC to financial loss. The case relates to concerns about actions to delay and prevent the emergence of exchange traded credit derivative products.

The DOJ-AD’s investigation is a civil investigation and relates to similar issues.

In September 2015, BBPLC settled a proposed, consolidated class action that had been filed in the US alleging similar issues for $178m subject to court approval.

Claimed Amounts/Financial Impact

Aside from the settlement discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Lehman Brothers

Since September 2009, BCI and BBPLC have been engaged in litigation with various entities that have sought to challenge certain aspects of the transaction pursuant to which BCI, BBPLC and other companies in the Group acquired most of the assets of Lehman Brothers Inc. in September 2008, as well as the court order (Order) approving the sale (Sale). All of the claims challenging the Sale were ultimately resolved in favour of BCI. In May 2015, BCI and BBPLC reached a settlement with the SIPA Trustee for Lehman Brothers Inc. (Trustee) to resolve the remaining outstanding litigation between them relating to the Sale. Pursuant to the settlement, BBPLC has received all of the assets that BBPLC asserted it was entitled to receive with the exception of $80m of assets that the Trustee is entitled to retain and approximately $0.3bn of margin for exchange-traded derivatives still owed to BBPLC but expected to be received from third parties. The settlement was approved by the United States Bankruptcy Court for the SDNY on 29 June 2015, thereby bringing the litigation relating to the Sale to an end.

General

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, the Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s operating results or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 271

Notes to the financial statements

Capital instruments, equity and reserves

The notes included in this section focus on the Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements see pages 103 to 104.

30 Subordinated liabilities

Accounting for subordinated debt Subordinated debt is measured at amortised cost using the effective interest method under IAS 39.

Subordinated liabilities include accrued interest and comprise undated and dated loan capital as follows:

		2015 £m	2014 £m
Undated subordinated liabilities		5,248	5,640
Dated subordinated liabilities		16,219	15,513
Total subordinated liabilities		21,467	21,153
None of the Group’s loan capital is secured.
Undated subordinated liabilities
		Subordinated liabilities per balance sheet
	Initial call date	2015 £m	2014 £m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	16	16
6.86% Callable Perpetual Core Tier One Notes (USD 569m)	2032	626	604
Reserve Capital Instruments (RCIs)
5.926% Step-up Callable Perpetual Reserve Capital Instruments (USD 159m)	2016	113	112
7.434% Step-up Callable Perpetual Reserve Capital Instruments (USD 117m)	2017	85	85
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	38	39
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,062	3,065
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	51	52
Undated Notes
6.875% Undated Subordinated Notes	2015	–	140
6.375% Undated Subordinated Notes	2017	143	146
7.7% Undated Subordinated Notes (USD 99m)	2018	69	69
8.25% Undated Subordinated Notes	2018	149	152
7.125% Undated Subordinated Notes	2020	195	202
6.125% Undated Subordinated Notes	2027	245	249
Junior Undated Floating Rate Notes (USD 109m)	Any interest payment date	74	70
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	145	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich PLC)	2021	91	94
9% Permanent Interest Bearing Capital Bonds	At any time	45	46
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	42	39
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	59	54
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.14% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	–	261
Total undated subordinated liabilities		5,248	5,640

272 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

30 Subordinated liabilities continued

Undated loan capital

Undated loan capital is issued by the Bank and its subsidiaries for the development and expansion of the business and to strengthen the capital bases. The principal terms of the undated loan capital are described below.

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

After the initial call date, in the event that they are not redeemed, the 6.375%, 7.125%, 6.125% Undated Notes and the 9.25% Bonds will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated loan capital except the two floating rate Undated Notes will bear interest, and the two floating rate Undated Notes currently bear interest, at rates fixed periodically in advance based on London interbank rates.

Payment of interest

The Bank is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 7.7% Undated Notes, 8.25% Undated Notes and 9.25% Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months’ interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

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

The Bank may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. While such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

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

Repayment

All undated loan capital is repayable at the option of the Bank, generally in whole, at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.375%, 7.125%, 6.125% Undated Notes and the 9.25% Bonds on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank in whole in the event of certain changes in the tax treatment of the notes, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated subordinated liabilities are non-convertible.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 273

Notes to the financial statements

Capital instruments, equity and reserves

30 Subordinated liabilities continued

Dated subordinated liabilities
			Subordinated liabilities
			per balance sheet
	Initial	Maturity	2015	2014
	call date	date	£m	£m
Barclays PLC issued
2.625% Fixed Rate Subordinated Callable Notes (EUR 1,250m)	2020	2025	918	–
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	883	810
Barclays Bank PLC issued
4.38% Fixed Rate Subordinated Notes (USD 75m)		2015	–	49
4.75% Fixed Rate Subordinated Notes (USD 150m)		2015	–	98
6.05% Fixed Rate Subordinated Notes (USD 1,556m)		2017	1,124	1,102
Floating Rate Subordinated Notes (EUR 40m)		2018	29	31
6% Fixed Rate Subordinated Notes (EUR 1,750m)		2018	1,377	1,462
CMS-Linked Subordinated Notes (EUR 100m)		2018	77	82
CMS-Linked Subordinated Notes (EUR 135m)		2018	103	109
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	555	565
7.75% Contingent Capital Notes (USD 1,000m)	2018	2023	679	640
Floating Rate Subordinated Notes (EUR 50m)		2019	36	38
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	808	767
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,252	1,338
9.5% Subordinated Bonds (ex-Woolwich PLC)		2021	293	306
Subordinated Floating Rate Notes (EUR 100m)		2021	73	77
10% Fixed Rate Subordinated Notes		2021	2,317	2,363
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,083	1,062
Subordinated Floating Rate Notes (EUR 50m)		2022	37	39
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	891	947
7.625% Contingent Capital Notes (USD 3,000m)		2022	1,984	1,856
Subordinated Floating Rate Notes (EUR 50m)		2023	37	39
5.75% Fixed Rate Subordinated Notes		2026	802	828
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	80	74
6.33% Subordinated Notes		2032	60	62
Subordinated Floating Rate Notes (EUR 100m)		2040	74	78
Absa Bank Limited issued
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	–	114
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	26	34
Subordinated Callable Notes (ZAR 400m)	2017	2022	18	22
Subordinated Callable Notes (ZAR 1,805m)	2017	2022	79	101
Subordinated Callable Notes (ZAR 2,007m)	2018	2023	88	112
8.295% Subordinated Callable Notes (ZAR 1,188m)	2018	2023	42	64
5.50% CPI-linked Subordinated Callable Notes (ZAR 1,500m)	2023	2028	86	109
Barclays Africa Group Limited Issued
Subordinated Callable Notes (ZAR 370m)	2019	2024	16	21
10.835% Subordinated Callable Notes (ZAR 130m)	2019	2024	6	7
Subordinated Callable Notes (ZAR 1,693m)	2020	2025	74	–
10.05% Subordinated Callable Notes (ZAR 807m)	2020	2025	36	–
11.4% Subordinated Callable Notes (ZAR 288m)	2020	2025	13	–
11.365% Subordinated Callable Notes (ZAR 508m)	2020	2025	23	–
Subordinated Callable Notes (ZAR 437m)	2020	2025	19	–
11.81% Subordinated Callable Notes (ZAR 737m)	2022	2027	33	–
Subordinated Callable Notes (ZAR 30m)	2022	2027	1	–
Other capital issued by Barclays Africa and Japan		2016–2019	87	107
Total dated subordinated liabilities			16,219	15,513

274 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

30 Subordinated liabilities continued

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

All dated loan capital issued by the Bank ranks behind the claims against the Bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated loan capital and the holders of its equity. The dated loan capital issued by other subsidiaries is similarly subordinated.

Interest

Interest on the Floating Rate Notes is fixed periodically in advance, based on the related interbank or local central bank rates.

Interest on the 7.75% Contingent Capital Notes and the 2.625% Fixed Rate Subordinated Callable Notes are fixed until the call date. After the respective call dates, in the event that they are not redeemed, the interest rates will be reset and fixed until maturity based on a market rate.

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2015 is redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Company and the Bank, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7.0%.

The 7.75% Contingent Capital Notes will be automatically written-down and investors will lose their entire investment in the notes in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7.0%.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 275

Notes to the financial statements

Capital instruments, equity and reserves

31 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares m	Ordinary shares £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m
As at 1 January 2015	16,498	4,125	16,684	20,809	4,322
Issued to staff under share incentive plans	253	63	577	640	–
Issuances relating to Scrip Dividend Programme	54	13	124	137	–
AT1 securities issuance	–	–	–	–	995
Other movements	–	–	–	–	(12)
As at 31 December 2015	16,805	4,201	17,385	21,586	5,305

As at 1 January 2014	16,113	4,028	15,859	19,887	2,063
Issued to staff under share incentive plans	320	81	691	772	–
Issuances relating to Scrip Dividend Programme	65	16	134	150	–
AT1 securities issuance	–	–	–	–	2,263
Other movements	–	–	–	–	(4)
As at 31 December 2014	16,498	4,125	16,684	20,809	4,322

Called up share capital

Called up share capital comprises 16,805m (2014: 16,498m) ordinary shares of 25p each. The increase was due to the issuance of 253m (2014:320m) shares under employee share schemes and a further 54m (2014: 65m) issued as part of the Barclays PLC Scrip Dividend Programme.

Share repurchase

At the 2015 AGM on 23 April 2015, Barclays PLC was authorised to repurchase 1,650m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2016 or the close of business on 30 June 2016, whichever is the earlier. No share repurchases were made during either 2015 or 2014.

Other equity instruments

Other equity instruments of £5,305m (2014: £4,322m) include AT1 securities issued by Barclays PLC. In 2015, there was one issuance of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with a principal amount of £1.0bn. In 2014, there were three issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.2bn, €1.1bn and £0.7bn.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

The principal terms of the AT1 securities are described below:

▪	AT1 securities rank behind the claims against Barclays PLC of (i) unsubordinated creditors; (ii) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC but not further or otherwise; or (iii) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities

▪	AT1 securities bear a fixed rate of interest until the initial call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five-year periods based on market rates

▪	interest on the AT1 securities will be due and payable only at the sole discretion of Barclays PLC, and Barclays PLC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date and

▪	AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of Barclays PLC fall below 7.0%.

276 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

32 Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2015, there was a debit balance of £623m (2014: £582m debit) in the currency translation reserve. The increase in the debit balance of £41m (2014: £560m decrease to a debit balance) principally reflected the depreciation of ZAR and EUR against GBP, offset by the appreciation of USD against GBP. The currency translation reserve movement associated with non-controlling interests was a £435m debit (2014: £74m debit) reflecting the depreciation of ZAR against GBP.

During the year, a £65m net loss (2014: £91m net gain) from recycling of the currency translation reserve was recognised in the income statement.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

As at 31 December 2015 there was a credit balance of £317m (2014: £562m credit) in the available for sale reserve. The decrease of £245m (2014: £414m increase) principally reflected a £350m loss from changes in fair value on government bonds, predominantly held in the liquidity pool, £148m of losses from related hedging, £378m of net gains transferred to the income statement, partially offset by a £396m gain from changes in fair value of equity investments in Visa Europe and an £86m change in insurance liabilities. A tax credit of £132m was recognised in the period relating to these items. The tax credit on AFS movements represented an effective rate of tax of 35.0% (2014: 19.9%). This is significantly higher than the UK corporation tax rate of 20.25% (2014: 21.5%) due to AFS movements including the Visa Europe gain that will be offset by existing UK capital losses for which a deferred tax asset has not been recognised.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2015, there was a credit balance of £1,261m (2014: £1,817m credit) in the cash flow hedging reserve. The decrease of £556m (2014: £1,544m increase) principally reflected a £378m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased and £247m gains recycled to the income statement in line with when the hedged item affects profit or loss, partially offset by a tax credit of £66m. The tax credit on cash flow hedging reserve movements represented an effective rate of tax of 10.6% (2014: 19.8%). This is significantly lower than the UK corporation tax rate of 20.25% (2014: 21.5%) due to the tax rate changes introduced by the UK Summer Budget increasing associated deferred tax liabilities.

Other reserves and treasury shares

As at 31 December 2015, there was a credit balance of £1,011m (2014: £1,011m credit) in other reserves relating to the excess repurchase price paid over nominal of redeemed ordinary and preference shares issues by the Group.

The treasury shares relate to Barclays PLC shares held in relation to the Group’s various share schemes. These schemes are described in Note 34 Share based payments.

Treasury shares are deducted from shareholders’ equity within other reserves. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share based payments.

As at 31 December 2015, there was a debit balance of £68m (2014: £84m debit) in other reserves relating to treasury shares. The increase principally reflected £602m (2014: £909m) of net purchases of treasury shares held for the purposes of employee share schemes, partially offset by £618m (2014: £866m) transferred to retained earnings reflecting the vesting of deferred share based payments.

33 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non-controlling interest
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Barclays Bank PLC issued:
– Preference shares	343	441	3,654	3,654	343	441
– Upper Tier 2 instruments	2	2	486	486	–	–
Barclays Africa Group Limited	325	320	1,902	2,247	209	189
Other non-controlling interests	2	6	12	4	–	1
Total	672	769	6,054	6,391	552	631

Subsidiaries of the Group that give rise to significant non-controlling interests are Barclays Bank PLC and Barclays Africa Group Limited.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 277

Notes to the financial statements

Capital instruments, equity and reserves

33 Non-controlling interests continued

Barclays Bank PLC

Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2015, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments, representing 11% (2014: 11%) of its equity. Preference share dividends and redemption are typically at the discretion of Barclays Bank PLC. The payment of Upper Tier 2 instrument coupons and principal are typically at the discretion of Barclays Bank PLC, except for coupon payments that become compulsory where Barclays PLC has declared or paid a dividend on ordinary shares in the preceding six month period. Preference share and Upper Tier 2 instrument holders typically only have rights to redeem in the event of insolvency.

Instrument
	2015 £m	2014 £m
Preference Shares:
6.00% non cumulative callable preference shares	203	203
6.278% non cumulative callable preference shares	318	318
4.75% non cumulative callable preference shares	211	211
6.625% non cumulative callable preference shares	406	406
7.1% non cumulative callable preference shares	657	657
7.75% non cumulative callable preference shares	550	550
8.125% non cumulative callable preference shares	1,309	1,309
Total Barclays Bank PLC Preference Shares	3,654	3,654
Barclays Africa Group Limited	201	258
Total	3,855	3,912

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	222	222
Undated Floating Rate Primary Capital Notes Series 2	264	264
Total Upper Tier 2 Instruments	486	486
Summarised financial information for Barclays Africa Group Limited Summarised financial information for Barclays Africa Group Limited, before intercompany eliminations, is set out below:
	Barclays Africa Group Limited 2015 £m	Barclays Africa Group Limited 2014 £m
Income statement information
Total income net of insurance claims	3,418	3,530
Profit after tax	781	765
Total other comprehensive income for the year, after tax	26	(7)
Total comprehensive income for the year	807	758

Statement of cash flows information
Net cash inflows	923	43

Balance sheet information
Total assets	49,471	55,378
Total liabilities	45,200	50,150
Shareholder equity	4,271	5,228

Full financial statements for Barclays Africa Group Limited can be obtained at barclaysafrica.com/barclaysafrica/Investor-Relations.

Protective rights of non-controlling interests

Barclays Africa Group Limited

Barclays owns 62.5% (62.3% including treasury shares) of the share capital of Barclays Africa Group Limited. Barclays PLC’s rights to access the assets of Barclays Africa and its group companies are restricted by virtue of the South African Companies Act which requires 75% shareholder approval to dispose of all or the greater part of Barclays Africa Group Limited’s assets or to complete the voluntary winding up of the entity.

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

278 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2015 £m	2014 £m	2013 £m
Share Value Plan	442	575	576
Others	100	84	126
Total equity settled	542	659	702
Cash settled	24	43	25
Total share based payments	566	702	727

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

Other schemes

In addition to the SVP, the Group operates a number of other schemes including schemes operated by, and settled in, the shares of subsidiary undertakings, none of which are individually material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other schemes are Sharesave (both UK and overseas), the Barclays’ Long Term Incentive Plan and the Executive Share Award Scheme.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 279

Notes to the financial statements

Employee benefits

34 Share based payments continued

Share option and award plans

The weighted average fair value per award granted and weighted average share price at the date of exercise/release of shares during the year was:

			Weighted average fair value per award granted in year		Weighted average share price at exercise/release during year
			2015 £	2014 £	2015 £	2014 £
SVP[a]			2.54	2.33	2.53	2.31
Others[a]			0.49-2.54	0.52-2.39	2.37-2.67	2.23-2.56

SVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		Others[a,c]
	Number (000s)		Number (000s)		Weighted average ex. price (£)
	2015	2014	2015	2014	2015	2014
Outstanding at beginning of year/acquisition date	480,042	524,260	185,599	231,989	1.61	1.55
Granted in the year	186,397	275,152	55,982	64,326	2.27	1.78
Exercised/released in the year	(252,031)	(287,319)	(50,538)	(71,594)	1.41	1.44
Less: forfeited in the year	(27,938)	(32,051)	(20,811)	(32,784)	1.76	1.66
Less: expired in the year	–	–	(3,257)	(6,338)	2.39	2.24
Outstanding at end of year	386,470	480,042	166,975	185,599	1.75	1.61
Of which exercisable:	30	44	26,058	20,025	1.48	1.88

Certain of the Group’s share option plans enable certain Directors and employees to subscribe for new ordinary shares of Barclays PLC. For accounting for treasury shares see Note 32 Reserves.

The weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

			2015		2014
			Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
SVP[a,b]			1	386,470	1	480,042
Others[a]			0-2	166,975	0-3	185,599

There were no significant modifications to the share based payments arrangements in 2015 and 2014.

As at 31 December 2015, the total liability arising from cash-settled share based payments transactions was £13m (2014: £45m).

Holdings of Barclays PLC shares

Various employee benefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays share based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2015 was 5.1 million (2014: 5.2 million). Dividend rights have been waived on all these shares. The total market value of the shares held in trust based on the year end share price of £2.19 (2014: £2.43) was £11.2m (2014: £12.6m).

Notes

a	Options/awards granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c	The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 12,479,264). The weighted average exercise price relates to Sharesave.

280 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

35 Pensions and post retirement benefits

Accounting for pensions and post retirement benefits

The Group operates a number of pension schemes (including defined contribution and defined benefit) and post-employment benefit schemes.

Defined contribution schemes – the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Group recognises its obligations to members of the scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test. The clarifications contained in the proposed amendments to IFRIC 14 as to when an entity has an unconditional right to benefit from a scheme surplus are not expected to have a material impact on the Group.

Each scheme’s obligations are calculated using the projected unit credit method on the assumptions set out in the note below. Scheme assets are stated at fair value as at the period end.

Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the scheme, are recognised in other comprehensive income.

Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred), the effects of changes in actuarial assumptions, return on scheme assets (excluding amounts included in the interest on the assets) and any changes in the effect of the asset ceiling restriction (excluding amounts included in the interest on the restriction).

Post-employment benefits – the cost of providing health care benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is the Group’s main scheme, representing 92% of the Group’s total retirement benefit obligations. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:

▪	Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An investment related increase of up to 2% a year may also be added at Barclays’ discretion. Between 1 October 2003 and 1 October 2012 the majority of new employees outside of the Investment Bank were eligible to join this section. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are limited to needing to make additional contributions if pre-retirement investment returns are not sufficient to provide for the benefits.

▪	the 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions. The risks that Barclays runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)

▪	From 1 October 2012, a new UK pension scheme, the BPSP, was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme (Group Personal Pension) providing benefits for all new Barclays UK hires from 1 October 2012, Investment Bank UK employees who were in PIP as at 1 October 2012, and also all UK employees who were not members of a pension scheme at that date. As a defined contribution scheme, BPSP is not subject to the same investment return, inflation or longevity risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.

Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement health care plans globally, the largest of which are the US and South African defined benefit schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect their local environments.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 281

Notes to the financial statements

Employee benefits

35 Pensions and post retirement benefits continued

Income statement charge
	2015	2014	2013
	£m	£m	£m
Current service cost	303	324	371
Net finance cost	42	78	55
Past service cost	(434)	(5)	4
Settlements	1	(15)	(3)
Total	(88)	382	427

Past Service costs includes a £429m (2014: nil; 2013: nil) gain on valuation of a component of the defined retirement benefit liability.

Balance sheet reconciliation	2015		2014
		Of which		Of which
		relates to		relates to
	Total	UKRF	Total	UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(30,392)	(27,931)	(27,568)	(25,093)
Current service cost	(303)	(234)	(324)	(258)
Interest costs on scheme liabilities	(1,147)	(1,010)	(1,261)	(1,101)
Past service cost	434	429	5	2
Settlements	–	–	83	–
Remeasurement gain/(loss) – financial	1,161	1,121	(2,493)	(2,382)
Remeasurement loss – demographic	(159)	(160)	(370)	(340)
Remeasurement gain – experience	609	611	407	418
Employee contributions	(36)	(2)	(35)	(2)
Benefits paid	1,172	1,021	999	825
Exchange and other movements	382	128	165	–
Benefit obligation at end of the year	(28,279)	(26,027)	(30,392)	(27,931)
Fair value of scheme assets at beginning of the year	28,874	26,827	25,743	23,661
Interest income on scheme assets	1,105	979	1,183	1,042
Employer contribution	689	586	347	241
Settlements	–	–	(68)	–
Remeasurement – return on scheme assets greater than discount rate	(476)	(446)	2,736	2,705
Employee contributions	36	2	35	2
Benefits paid	(1,172)	(1,021)	(999)	(825)
Exchange and other movements	(304)	(98)	(103)	1
Fair value of scheme assets at the end of the year	28,752	26,829	28,874	26,827
Net surplus/(deficit)	473	802	(1,518)	(1,104)
Irrecoverable surplus (effect of asset ceiling)	(60)	–	–	–
Net recognised assets/(liabilities)	413	802	(1,518)	(1,104)
Retirement benefit assets	836	802	56	–
Retirement benefit liabilities	(423)	–	(1,574)	(1,104)
Net retirement benefit liabilities	413	802	(1,518)	(1,104)

Included within the benefit obligation was £2,050m (2014: £2,272m) relating to overseas pensions and £202m (2014: £189m) relating to other post-employment benefits. Of the total benefit obligation of £28,279m (2014: £30,392m), £245m (2014: £286m) was wholly unfunded.

As at 31 December 2015, the UKRF scheme assets were in surplus versus IAS 19R obligations by £802m (2014: deficit of £1,104m). The movement for the UKRF is mainly due to a £1.9bn decrease in the defined benefit obligation. The decrease in defined benefit obligation can be linked to an increase in discount rate, membership experience, and a change to the calculation of statutory underpin for certain benefits.

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions, below is a summary of the main financial and demographic assumptions adopted for UKRF.

UKRF financial assumptions
	2015	2014
	% p.a	% p.a
Discount rate	3.82	3.67
Inflation rate	3.05	3.05
Rate of increase in salaries	2.55	2.55
Rate of increase for pensions in payment	2.87	2.98
Rate of increase for pensions in deferment	2.87	2.98
Afterwork revaluation rate	3.27	3.35

The UKRF discount rate assumption for 2015 was based on a variant of the standard Willis Towers Watson RATE Link model. This variant includes all bonds rated AA by at least one of the four major ratings agencies, and assumes that yields after year 30 are flat. For 2014, the discount rate assumption was based on the single equivalent discount rate implied by the standard Willis Towers Watson RATE Link model.

282 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

35 Pensions and post retirement benefits continued

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2014 of Barclays’ own post-retirement mortality experience, and taking account of the recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2013 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% p.a. in future improvements. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy
	2015	2014	2013
	£m	£m	£m
Life expectancy at 60 for current pensioners (years)
– Males	28.4	28.3	27.9
– Females	30.0	29.9	29.0
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	30.2	30.1	29.3
– Females	32.0	31.9	30.6

Sensitivity analysis on actuarial assumptions

The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as Barclays expressing any specific view of the probability of such movements happening.

Change in key assumptions
	2015		2014
	Impact on UKRF defined		Impact on UKRF defined
	benefit obligation		benefit obligation
	(Decrease)/	(Decrease)/	(Decrease)/	(Decrease)/
	Increase	Increase	Increase	Increase
	%	£bn	%	£bn
0.5% increase in discount rate	(8.2)	(2.1)	(9.0)	(2.5)
0.5% increase in assumed price inflation	5.4	1.4	7.3	2.0
One year increase to life expectancy at 60	3.5	0.9	3.5	1.0

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 18 years.

Assets

A long term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long term returns and some asset classes may be more volatile than others. The long term investment strategy ensures, among other aims, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long term investment strategy within control ranges agreed with the Trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the assets held by the scheme, with any derivative holdings reflected on a fair value basis.

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total		Of which relates to UKRF
		% of total		% of total
		fair value of		fair value of
		scheme		scheme
	Value	assets	Value	assets
	£m	%	£m	%
As at 31 December 2015
Equities – quoted	7,764	27.0	6,947	25.9
Equities – non quoted	1,757	6.1	1,750	6.5
Bonds – fixed government[a]	1,105	3.8	577	2.2
Bonds – index-linked government[a]	9,677	33.7	9,670	36.0
Bonds – corporate and other[a]	5,856	20.4	5,680	21.2
Property – commercial[b]	1,602	5.6	1,581	5.9
Derivatives[b]	183	0.6	183	0.7
Cash	67	0.2	47	0.2
Other[b]	741	2.6	394	1.4
Fair value of scheme assets	28,752	100.0	26,829	100.0

Notes

a	Assets held are predominantly quoted.
b	Assets held are predominantly non-quoted.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 283

Notes to the financial statements

Employee benefits

35 Pensions and post retirement benefits continued

Analysis of scheme assets
	Total		Of which relates to UKRF
		% of total		% of total
		fair value of		fair value of
		scheme		scheme
	Value	assets	Value	assets
	£m	%	£m	%
As at 31 December 2014
Equities – quoted	6,813	23.6	5,808	21.6
Equities – non-quoted	1,549	5.4	1,537	5.7
Bonds – fixed government[a]	934	3.2	609	2.3
Bonds – index-linked government[a]	7,114	24.6	7,114	26.5
Bonds – corporate and other[a]	5,599	19.4	5,317	19.8
Property – commercial[b]	2,023	7.0	1,945	7.3
Derivatives[b]	1,472	5.1	1,472	5.5
Cash	2,897	10.0	2,644	9.9
Pooled funds[c]	284	1.0	284	1.1
Other[b]	189	0.7	97	0.3
Fair value of scheme assets	28,874	100.0	26,827	100.0

Included within the fair value of scheme assets were: £5m (2014: £3m) relating to shares in Barclays PLC, £23m (2014: £39m) relating to bonds issued by the Barclays Group, £6m (2014: £6m) relating to property occupied by Group companies, and £7m (2014: £14m) relating to other investments. The UKRF also invests in investment vehicles which may hold shares or debt issued by the Barclays Group.

The UKRF scheme assets also include £36m (2014: £36m) relating to UK private equity investments and £1,714m (2014: £1,502m) relating to overseas private equity investments. These are disclosed above within Equities – non-quoted.

Approximately a third of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Funding

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2013. This was completed in 2014 and showed a deficit of £3.6bn and a funding level of 87.4%. The next funding valuation of the UKRF is due to be completed in 2017 with an effective date of 30 September 2016. In non-valuation years, the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2015 and showed a deficit of £6.0bn and a funding level of 82.7%. The increase in funding deficit over the year to 30 September can be mainly attributed to the fall in real gilt yields over the year.

The Bank and Trustee agreed a scheme specific funding target, statement of funding principles, a schedule of contributions and a recovery plan to eliminate the deficit in the Fund. The main differences between the funding and IAS 19 assumptions are a more prudent longevity assumption for funding and a different approach to setting the discount rate.

The recovery plan to eliminate the deficit will result in the Bank paying deficit contributions to the Fund until 2021. Deficit contributions of £300m were paid in 2015, and also are payable in 2016. Further deficit contributions of £740m per annum are payable during 2017 to 2021. Up to £500m of the 2021 deficit contribution is payable in 2017 depending on the deficit level at that time. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

In non-valuation years, the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2015 and showed a deficit of £6.0bn and a funding level of 82.7%. The increase in funding deficit over the year to 30 September 2015 can be mainly attributed to the fall in real gilt yields over the year.

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2015	586
2014	241
2013	238

The Group’s expected contribution to the UKRF in respect of defined benefits in 2016 is £632m (2015: £586m). In addition, the expected contributions to UK defined contribution schemes in 2016 is £49m (2015: £52m) to the UKRF and £140m (2015: £126m) to the BPSP. For the material non-UK defined benefit schemes, the expected contributions in 2016 are £78m (2015: £107m).

Notes

a	Assets held are predominantly quoted.
b	Assets held are predominantly non-quoted.
c	Pooled funds relate to a variety of investments which are predominantly non-quoted.

284 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

					Non-	Non-
					controlling	controlling
					interests –	interests –
			Percentage		proportion of	proportion of
			of voting		ownership	voting
	Principal place of business or		rights held		interests	interests
Company name	incorporation	Nature of business	%		%	%
Barclays Bank PLC	England	Banking, holding company	100		11	–
Barclays Capital Securities Limited	England	Securities dealing	100		–	–
Barclays Private Clients International Limited	Isle of Man	Banking	100	*	–	–
Barclays Securities Japan Limited	Japan	Securities dealing	100		–	–
Barclays Africa Group Limited	South Africa	Banking	62		38	38
Barclays Capital Inc	United States	Securities dealing	100		–	–
Barclays Bank Delaware	United States	Credit card issuer	100		–	–

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked *. See Note 46 Related undertakings for further information on the Group’s undertakings.

Ownership interests are in some cases different to voting interests due to the existence of non-voting equity interests, such as preference shares. See Note 33 Non-controlling interests for more information.

Barclays Bank SAU was considered a principal subsidiary in 2014. Barclays Bank SAU and its subsidiaries, comprising all its associated assets and liabilities, was sold to a third party, Caixabank, SA on 2 January 2015.

Significant judgements and assumptions used to determine the scope of the consolidation

Determining whether the Group has control of an entity is generally straightforward based on ownership of the majority of the voting capital. However, in certain instances, this determination will involve significant judgement, particularly in the case of structured entities where voting rights are often not the determining factor in decisions over the relevant activities. This judgement may involve assessing the purpose and design of the entity. It will also often be necessary to consider whether the Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

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

An interest in equity voting rights exceeding 50% would typically indicate that the Group has control of an entity. However, certain entities, as set out below, are excluded from consolidation because the Group does not have exposure to their variable returns.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 285

Notes to the financial statements

Scope of consolidation

36 Principal subsidiaries continued

Country of registration or incorporation	Company name	Percentage of voting rights held (%)	Equity shareholder’s funds (£m)	Retained profit for the year (£m)
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	2	–

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

Regulatory requirements

Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £1,468bn (2014: £1,757bn) and £1,398bn (2014: £1,683bn) respectively. The assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays PLC on a going concern basis.

In order to meet capital requirements, subsidiaries may hold certain equity-accounted and debt-accounted issued financial instruments and non-equity instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liabilities. See Note 33 Non-controlling interests and Note 30 Subordinated liabilities for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.

Liquidity requirements

Regulated subsidiaries of the Group are required to maintain liquidity pools to meet PRA and local regulatory requirements. The main subsidiaries affected are Barclays Bank PLC, Barclays Africa Group Limited and Barclays Capital Inc which must maintain daily compliance with the regulatory minimum. See page 105 for further details of liquidity requirements, including those of our significant subsidiaries.

Statutory requirements

The Group’s subsidiaries are subject to statutory requirements not to make distributions of capital and unrealised profits and generally to maintain solvency. These requirements restrict the ability of subsidiaries to make remittances of dividends to Barclays PLC, the ultimate parent, except in the event of a legal capital reduction or liquidation. In most cases, the regulatory restrictions referred to above exceed the statutory restrictions.

Contractual requirements

Asset encumbrance

The Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks. Once encumbered, the assets are not available for transfer around the Group. The assets typically affected are disclosed in Note 40 Assets pledged.

Assets held by consolidated structured entities

£80m (2014: £379m) of assets included in the Group’s balance sheet relate to consolidated investment funds and are held to pay return and principal to the holders of units in the funds. The assets held in these funds cannot be transferred to other members of the Group. The decrease is materially driven by the sale of the Spanish business in January 2015, which included certain European wealth funds, and the disposal of a French wealth fund during the year.

Other restrictions

The Group is required to maintain balances with central banks and other regulatory authorities, and these amounted to £4,369m (2014: £4,448m).

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

Depending on the Group’s power over the activities of the entity and its exposure to and ability to influence its own returns, it may consolidate the entity. In other cases, it may sponsor or have exposure to such an entity but not consolidate it.

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:

Securitisation vehicles

The Group uses securitisation as a source of financing and a means of risk transfer. Refer to Note 39 Securitisations for further detail.

The Group provides liquidity facilities to certain securitisation vehicles. At 31 December 2015, there were outstanding loan commitments to these entities totalling £135m (2014: £201m).

286 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

37 Structured entities continued

Commercial paper (CP) and medium-term note conduits

The Group provided £8.5bn (2014: £9.1bn) in undrawn contractual backstop liquidity facilities to CP conduits.

Fund management entities

Barclays has contractually guaranteed the performance of certain cash investments in a number of managed investment funds which have resulted in their consolidation. As at 31 December 2015, the notional value of the guarantee was £257m (2014: £585m). The decrease is primarily due to the closure of a number of European wealth funds during the year.

Employee benefit and other trusts

The Group provides capital contributions to employee share trusts to enable them to meet their obligations to employees under share-based payment plans. During 2015, the Group provided undrawn liquidity facilities of £784m (2014: £332m) to certain trusts.

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

The nature and extent of the Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing £m	Short-term traded interests £m	Traded derivatives £m	Other interests £m	Total £m
As at December 2015
Assets
Trading portfolio assets	–	8,949	–	1,648	10,597
Financial assets designated at fair value	12,382	–	–	353	12,735
Derivative financial instruments	–	–	4,427	1,926	6,353
Available for sale investments	–	–	–	1,060	1,060
Loans and advances to banks	–	–	–	4,067	4,067
Loans and advances to customers	–	–	–	27,700	27,700
Reverse repurchase agreements and other similar secured lending	7,117	–	–	–	7,117
Other assets	–	–	–	31	31
Total assets	19,499	8,949	4,427	36,785	69,660
Liabilities
Derivative financial instruments	–	–	2,761	1,926	4,687

As at December 2014
Assets
Trading portfolio assets	–	14,538	–	3,668	18,206
Financial assets designated at fair value	–	–	–	963	963
Derivative financial instruments	–	–	5,207	1,594	6,801
Available for sale investments	–	–	–	1,216	1,216
Loans and advances to banks	–	–	–	4,277	4,277
Loans and advances to customers	–	–	–	30,067	30,067
Reverse repurchase agreements and other similar secured lending	37,139	–	–	–	37,139
Other assets	–	–	–	38	38
Total assets	37,139	14,538	5,207	41,823	98,707
Liabilities
Derivative financial instruments	–	–	5,222	1,514	6,736

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 287

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

Secured financing arrangements, short term traded interests and traded derivatives are typically managed under market risk management described on pages 101 and 102 which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include a Non-Core portfolio which is being managed down, conduits and corporate lending where the interest is driven by normal customer demand.

Secured financing

The Group routinely enters into reverse repurchase contracts, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Group has minimal exposure to the performance of the structured entity counterparty. A description of these transactions is included in Note 22 Reverse repurchase and repurchase agreements including other similar secured lending and borrowing.

Short-term traded interests

The Group buys and sells interests in structured entities as part of its trading activities, for example, retail mortgage backed securities, CDOs and similar interests. Such interests are typically held individually or as part of a larger portfolio for no more than 90 days. In such cases, the Group typically has no other involvement with the structured entity other than the securities it holds as part of trading activities and its maximum exposure to loss is restricted to the carrying value of the asset.

As at 31 December 2015, £8,576m (2014: £12,058m) of the Group’s £8,949m (2014: £14,538m) short-term traded interests were comprised of debt securities issued by asset securitisation vehicles.

Traded derivatives

The Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include index based and entity specific credit default swaps, balance guaranteed swaps, total return swaps, commodities swaps, and equity swaps. A description of the types of derivatives and the risk management practices are detailed in Note 15 Derivative financial instruments. The risk of loss may be mitigated through ongoing margining requirements as well as a right to cash flows from the structured entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Group’s normal credit policies.

Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. Included in the traded derivatives total are £409m (2014: £445m) of derivative assets which are ‘cleared derivative’ type arrangements. These are transactions where the Group enters into a contract with an exchange on behalf of a structured entity client and holds an opposite position with it. The Group is exposed to settlement risk only on these derivatives which is mitigated through daily margining. Total notionals amounted to £117,642m (2014: £176,584m).

Except for CDS where the maximum exposure to loss is the swap notional amount, it is not possible to estimate the maximum exposure to loss in respect of derivative positions as the fair value of derivatives is subject to changes in market rates of interest, exchange rates and credit indices which by their nature are uncertain. In addition, the Group’s losses would be subject to mitigating action under its traded market risk and credit risk policies that require the counterparty to provide collateral in cash or other assets on a daily basis in most cases.

Other interests in unconsolidated structured entities

The Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the purpose of the entities and limited to significant categories, based on maximum exposure to loss.

288 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

37 Structured entities continued

Nature of interest
	Structured credit portfolio £m	Multi-seller conduit programmes £m	Lending £m	Mortgage- backed securities £m	Investment funds and trusts £m	Others £m	Total £m
As at December 2015
Trading portfolio assets
– Debt securities	1,545	–	–	–	–	40	1,585
– Equity securities	–	–	–	–	–	63	63
Financial assets designated at fair value	–	–	–	–	–	–	–
– Loans and advances to customers	–	–	247	–	–	6	253
– Debt securities	–	–	41	–	–	57	98
– Equity securities	–	–	–	–	–	2	2
Derivative financial instruments	–	–	–	–	–	1,926	1,926
Available for sale investments	–	–	–	–	–	–	–
– Debt securities	537	–	–	515	–	8	1,060
Loans and advances to customers	1,599	5,029	20,571	–	–	501	27,700
Loans and advances to banks	–	–	4,051	–	–	16	4,067
Other assets	–	4	7	–	20	–	31
Total on-balance sheet exposures	3,681	5,033	24,917	515	20	2,619	36,785
Total off-balance sheet notional amounts	708	3,042	10,225	–	–	1,409	15,384
Maximum exposure to loss	4,389	8,075	35,142	515	20	4,028	52,169
Total assets of the entity	36,290	81,355	376,296	115,351	21,766	5,084	636,142

As at December 2014
Trading portfolio assets
– Debt securities	3,590	–	–	–	–	51	3,641
– Equity securities	–	–	–	–	–	27	27
Financial assets designated at fair value
– Loans and advances to customers	–	–	881	–	–	11	892
– Debt securities	–	–	–	–	–	35	35
– Equity securities	–	–	–	–	–	36	36
Derivative financial instruments	–	–	80	–	–	1,514	1,594
Available for sale investments
– Debt securities	1	575	–	626	–	14	1,216
Loans and advances to customers	3,390	8,236	17,780	–	–	661	30,067
Loans and advances to banks	–	–	4,277	–	–	–	4,277
Other assets	–	5	9	–	21	3	38
Total on-balance sheet exposures	6,981	8,816	23,027	626	21	2,352	41,823
Total off-balance sheet notional amounts	1,078	8,075	6,359	–	–	2,104	17,616
Maximum exposure to loss	8,059	16,891	29,386	626	21	4,456	59,439
Total assets of the entity	50,279	97,298	390,522	147,422	25,556	5,816	716,893

Maximum exposure to loss

Unless specified otherwise below, the Group’s maximum exposure to loss is the total of its on-balance sheet positions and its off-balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.

Structured Credit Portfolio

This comprises interests in debt securities issued by securitisation vehicles, mainly CLOs, CDOs, Residential and Commercial Mortgage-Backed Securitisation structures (RMBSs and CMBSs), and drawn and undrawn loan facilities to these entities. In some cases, the securities are ‘wrapped’ with credit protection from a monoline insurer, which transfers the credit risk to the monoline. The entities are wholly debt financed through the issuance of tranches of debt securities or through direct funding, such as the loan facilities provided by the Group. As the underlying assets of the entities amortise and pay down, the debt securities issued by the entities are repaid in order of seniority. Where the entities experience significant credit deterioration, debt securities may be written off or cancelled in reverse order of seniority.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 289

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

As at 31 December 2015 the Group’s funded exposures comprised £1,545m (2014: £3,591m) debt securities at fair value and £1,599m (2014: £3,390m) amortised cost loans and advances. Of the £3,681m (2014: £6,981m), £2,783m (2014: £4,822m) is investment grade, with the remainder either non-investment grade or not rated. The Group also had £708m (2014: £1,078m) of unfunded exposures in the form of undrawn liquidity commitments. Of the £4,389m (2014: £8,059m) of funded and unfunded exposures, £4,387m (2014: £7,897m) is senior in the capital structure of the entity.

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

During 2015, the Group recorded a fair value loss of £4m (2014: £91m loss) on debt securities. Impairment losses recorded on loans and advances were immaterial in both the current and prior year.

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

Lending

The portfolio includes lending provided by the Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Group incurred an impairment of £35m (2014: £31m) against such facilities. The main types of lending are £3bn (2014: £4bn) of funding loans to bankruptcy remote structured entities to either invest or develop properties, £4bn (2014: £5bn) of loans to structured entities which have been created by an individual to hold one or more assets, £2bn (2014: £2bn) to entities whose operations are limited to financing or funding the acquisition of specific assets such as schools, hospitals, roads and renewable energy projects under the Private Finance Initiative (PFI), and £1bn (2014: £1bn) of funding loans to bankruptcy remote structured entities to enable them to purchase capital equipment for parent companies and are supported by government export guarantees.

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

Other

This includes £1,926m (2014: £1,514m) of derivative transactions with structured entities where the market risk is materially hedged with corresponding derivative contracts.

Assets transferred to sponsored unconsolidated structured entities

Assets transferred to sponsored unconsolidated structured entities were immaterial.

290 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

The Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition profit/(loss). The Group ceases to recognise its share of the losses of equity accounted associates when its share of the net assets and amounts due from the entity have been written off in full, unless it has a contractual or constructive obligation to make good its share of the losses. In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

There are no individually significant investments in joint ventures or associates held by Barclays.

	2015			2014
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted	217	356	573	303	408	711
Held at fair value through profit or loss	77	475	552	307	366	673
Total	294	831	1,125	610	774	1,384

Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the net income of the investees, not just the Group’s share for the year ended 31 December 2015, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

			Associates		Joint ventures
			2015	2014	2015	2014
			£m	£m	£m	£m
Profit/(loss) from continuing operations			6	(9)	86	146
Other comprehensive income			–	13	(24)	(5)
Total comprehensive income			6	4	62	141

Unrecognised shares of the losses of individually immaterial associates and joint ventures were nil (2014: nil).

The Group’s associates and joint ventures are subject to statutory requirements such that they cannot make remittances of dividends or make loan repayments to Barclays PLC without agreement from the external parties.

The Group’s share of commitments and contingencies of its associates and joint ventures comprised unutilised credit facilities provided to customers of £1,450m (2014: £1,566m). In addition, the Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £177m (2014: £183m).

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 291

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

In these transactions, the assets, interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, which then issues interest bearing debt securities to third party investors.

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

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2015				2014
	Assets		Liabilities		Assets		Liabilities
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Loans and advances to customers
Residential mortgage loans	376	362	(168)	(170)	2,830	2,619	(2,352)	(2,360)
Credit cards, unsecured and other retail lending	5,433	5,472	(4,604)	(4,606)	7,060	7,162	(5,160)	(5,178)
Corporate loans	8	8	(8)	(8)	157	154	(135)	(146)
Total	5,817	5,842	(4,780)	(4,784)	10,047	9,935	(7,647)	(7,684)
Loans and advances to customers
Retained interests in residential mortgage loans	–	–	–	–	66	n/a	–	n/a
Retained interests in corporate loans	42	42	n/a	n/a	–	–	–	–

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

Retained interests in transfers of financial assets that resulted in partial derecognition are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The carrying amount of the loans before transfer was £78m (2014: £120m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

For transfers of assets in relation to repurchase agreements, see Note 22 Reverse repurchase agreements including other similar and secured lending and borrowing and Note 40 Assets pledged.

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

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement as at 31 December 2015			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2015 £m	Cumulative to 31 December 2015 £m
CLO and other assets	686	684	686	7	(36)
US sub-prime and Alt-A	38	37	38	–	(426)
Commercial mortgage backed securities	–	–	–	–	–
Total	724	721	724	7	(462)

292 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

+39 Securitisations continued

	Continuing involvement as at 31 December 2014			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2014 £m	Cumulative to 31 December 2014 £m
CLO and other assets	1,370	1,354	1,370	14	(720)
US sub-prime and Alt-A	208	195	208	–	(1,365)
Commercial mortgage backed securities	200	200	200	15	(8)
Total	1,778	1,749	1,778	29	(2,093)

Assets which represent the Group’s continuing involvement in derecognised assets are recorded in the following line items:
Type of transfer			Loans and advances £m	Trading portfolio assets £m	Total £m
As at 31 December 2015
CLO and other assets			327	359	686
US sub-prime and Alt-A			38	–	38
Commercial mortgage backed securities			–	–	–
Total			365	359	724

As at 31 December 2014
CLO and other assets			829	541	1,370
US sub-prime and Alt-A			200	8	208
Commercial mortgage backed securities			–	200	200
Total			1,029	749	1,778

40 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as collateral posted against derivative margin requirements. Assets pledged as collateral include all assets categorised as encumbered in the disclosure on pages 162 to 164, other than those held in commercial paper conduits. In these transactions, Barclays will be required to step in to provide financing itself under a liquidity facility if the vehicle cannot access the commercial paper market. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2015 £m	2014 £m	[a]
Trading portfolio assets	49,308	50,782
Financial assets designated at fair value	2,534	2,324
Loans and advances to customers	51,038	62,459
Cash collateral	62,599	72,562
Available for sale financial investments	11,666	8,732
Non current assets held for sale	1,930	4,693
Assets pledged	179,075	201,552

Barclays has an additional £13bn (2014: £9bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuance.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2015 £m	2014 £m
Fair value of securities accepted as collateral	308,162	396,480
Of which fair value of securities re-pledged/transferred to others	266,015	313,354

The full disclosure as per IFRS 7 has been included in collateral and other credit enhancements (see pages 113 to 114).

Note

a 2014 has been revised to align balance sheet categories to the asset encumbrance table on page 163.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 293

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

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Group’s investments in associates and joint ventures is set out in Note 38.

Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

				Pension
			Entities	funds, unit
			under	trusts and
		Joint	common	investment
	Associates	ventures	directorships	funds
	£m	£m	£m	£m
For the year ended and as at 31 December 2015
Income	(19)	40	(4)	4
Impairment	(4)	(2)	–	–
Total assets	36	1,578	116	–
Total liabilities	158	133	6	184
For the year ended and as at 31 December 2014
Income	(5)	9	51	4
Impairment	–	(1)	–	–
Total assets	130	1,558	219	–
Total liabilities	264	188	36	149
For the year ended and as at 31 December 2013
Income	(10)	24	1	3
Impairment	(3)	(4)	–	–
Total assets	116	1,521	33	5
Total liabilities	278	185	73	207

Guarantees, pledges or commitments given in respect of these transactions in the year were £881m (2014: £911m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pension funds unit trusts and investment funds were £13m (2014: £587m).

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

294 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

41 Related party transactions and Directors’ remuneration continued

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2015	2014
	£m	£m
As at 1 January	11.4	13.4
Loans issued during the year	1.1	1.3
Loan repayments during the year	(2.7)	(3.3)
As at 31 December	9.8	11.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding
	2015	2014
	£m	£m
As at 1 January	103.0	100.2
Deposits received during the year	44.8	25.7
Deposits repaid during the year	(31.3)	(22.9)
As at 31 December	116.5	103.0

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2015 were £0.5m (2014: £1.3m).

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

Remuneration of Directors and other Key Management Personnel

Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out on pages 50 to 83. Costs recognised in the income statement reflect the accounting charge for the year and are included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2015	2014
	£m	£m
Salaries and other short-term benefits	31.3	28.3
Pension costs	0.3	0.3
Other long-term benefits	4.7	8.1
Share-based payments	11.0	15.0
Employer social security charges on emoluments	5.2	5.8
Costs recognised for accounting purposes	52.5	57.5
Employer social security charges on emoluments	(5.2)	(5.8)
Other long-term benefits – difference between awards granted and costs recognised	2.5	(4.3)
Share-based payments – difference between awards granted and costs recognised	(2.3)	(8.4)
Total remuneration awarded	47.5	39.0

Disclosure required by the Companies Act 2006

The following information regarding Directors is presented in accordance with the Companies Act 2006:

	2015	2014
	£m	£m
Aggregate emoluments[a]	7.0	7.8
Amounts paid under LTIPs[b]	2.2	–
	9.2	7.8

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2014: nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2015, there were no Directors accruing benefits under a defined benefit scheme (2014: nil).

Notes

a	The aggregate emoluments include amounts paid for the 2015 year. In addition, deferred share awards for 2015 will be made to Antony Jenkins and Tushar Morzaria which will only vest subject to meeting certain conditions. The total of the deferred share awards is £0.7m (£1.2m for 2014).
b	The figure shown for 2015 in ‘Amounts paid under long-term incentive schemes’ is the amount that was released in 2015 in respect of the 2012-2014 Barclays Long Term Incentive Plan (‘LTIP’) cycle. The LTIP amount in the single total figure table for executive Directors’ 2015 remuneration in the Directors’ Remuneration report relates to the award that is scheduled to be released in 2016 in respect of the 2013-2015 LTIP cycle.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 295

Notes to the financial statements

Other disclosure matters

41 Related party transactions and Directors’ remuneration continued

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 26 persons) at 31 December 2015 amounted to 10,586,812 (2014: 9,078,157) ordinary shares of 25p each (0.06% of the ordinary share capital outstanding).

At 31 December 2015, executive Directors and officers of Barclays PLC (involving 32 persons) held options to purchase a total of 17,206 (2014: 30,398) Barclays PLC ordinary shares of 25p each at prices ranging from 133.01p to 178p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2015 to persons who served as Directors during the year was £0.3m (2014: £0.4m). The total value of guarantees entered into on behalf of Directors during 2015 was nil (2014: nil).

42 Auditors’ remuneration

Auditors’ remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

		Audit	Taxation	Other
	Audit	related	services	services	Total
	£m	£m	£m	£m	£m
2015
Audit of the Group’s annual accounts	13	–	–	–	13
Other services:
Fees payable for the Company’s associates[a]	21	–	–	–	21
Other services supplied[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	1	–	1
– advisory services[c]	–	–	–	–	–
Other	–	4	–	1	5
Total auditors’ remuneration	34	7	1	1	43

2014
Audit of the Group’s annual accounts	11	–	–	–	11
Other services:
Fees payable for the Company’s associates[a]	24	–	–	–	24
Other services supplied[b]	–	4	–	–	4
Other services relating to taxation
– compliance services	–	–	1	–	1
– advisory services[c]	–	–	–	–	–
Other	–	3	–	1	4
Total auditors’ remuneration	35	7	1	1	44

2013
Audit of the Group’s annual accounts	10	–	–	–	10
Other services:
Fees payable for the Company’s associates[a]	25	–	–	–	25
Other services supplied[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	2	–	2
– advisory services[c]	–	–	–	–	–
Other	–	3	–	2	5
Total auditors’ remuneration	35	6	2	2	45

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £4m (2014: £4m, 2013: £5m).

Notes

a	Comprises the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. Fees relating to the audit of the associated pension schemes were nil (2014: £0.2m).
b	Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

296 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

43 Financial risks, liquidity and capital management

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk management and governance section as follows:

▪	Credit risk, on pages 111 to 137

▪	Market risk, on pages 138 to 147

▪	Capital risk, on pages 148 to 153

▪	Liquidity risk, on pages 154 to 171.

44 Non-current assets held for sale and associated liabilities

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

Assets classified as held for sale
	Portugal 2015 £m	BVP 2015 £m	Italy 2015 £m	Other 2015 £m	Total 2015 £m	Total 2014 £m
Available for sale financial investments	7	1,220	–	3	1,230	162
Loans and advances to customers	3,407	–	2,091	15	5,513	14,943
Property, plant and equipment	42	–	–	86	128	92
Deferred tax assets	–	22	–	–	22	291
Other assets	28	756	27	104	915	557
Total	3,484	1,998	2,118	208	7,808	16,045
Balance of impairment unallocated under IFRS 5	(180)	(22)	(242)	–	(444)	(471)
Total agreed to consolidated balance sheet	3,304	1,976	1,876	208	7,364	15,574

Liabilities classified as held for sale
	Portugal 2015 £m	BVP 2015 £m	Italy 2015 £m	Other 2015 £m	Total 2015 £m	Total 2014 £m
Deposits from banks	–	–	–	–	–	(4,313)
Customer accounts	(1,826)	–	(2,174)	–	(4,000)	(6,827)
Repurchase agreements and other similar secured borrowing	–	–	–	–	–	(77)
Other liabilities	(37)	(1,858)	(66)	(36)	(1,997)	(1,898)
Total	(1,863)	(1,858)	(2,240)	(36)	(5,997)	(13,115)

Sale of the Portuguese business

The disposal group includes all assets and liabilities of the Portuguese Retail Banking, Wealth and Investment Management businesses and part of the Portuguese Corporate banking business. This sale is part of the divestment of the Non-Core segment of the Group.

The Portuguese disposal was announced on 2 September 2015 and the sale is due to complete in Q116. A loss of £180m has been recognised in the income statement within (loss)/profit on disposal of subsidiaries, associates and joint ventures.

Sale of Barclays Vida Y Pensiones

The disposal group includes all assets and liabilities of Barclays Vida Y Pensiones (BVP), a company offering life insurance, pension products and services in Spain, Portugal and Italy. BVP was classified as held for sale in the first half of 2015 and is expected to be sold in the first half of 2016. A loss of £22m has been recognised in the income statement within (loss)/profit on disposal of subsidiaries, associates and joint ventures.

Sale of the Italian business

The disposal group includes the assets and liabilities of the Italian Retail Banking business including mortgages. This sale is part of the divestment of the Non-Core segment of the Group.

The Italian disposal was announced on 3 December 2015 and the sale is expected to complete in the first half of 2016. A loss of £258m has been recognised in the income statement within (loss)/profit on disposal of subsidiaries, associates and joint ventures.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 297

Notes to the financial statements

Other disclosure matters

44 Non-current assets held for sale and associated liabilities continued

Other held for sale assets

Other assets includes the Barclays Risk Analysis Index Solutions business. A pre-tax gain of approximately £480m is expected to be recognised on completion during 2016.

During the year, a number of held for sale assets have been disposed of. The sale of the Spanish business (Barclays Bank SAU) took place in January 2015. Losses of £446m in 2014 and £117m in 2015 have been recognised in the income statement within (loss)/profit on disposal of subsidiaries, associates and joint ventures. Of the 2015 loss, £97m relates to recycling of the related currency translation reserve with the remainder due to revision of the estimated closing net asset value of the disposal group on completion. The sale of the Pakistan business took place in June 2015, and UKSL in September 2015 with gains of £14m and £7m respectively recognised in other income.

45 Barclays PLC (the Parent Company)

Other income/(expense)

Other income of £227m (2014: £275m) includes £345m (2014: £250m) of income received from gross coupon payments on Barclays Bank PLC issued AT1 securities partially offset by a £114m fair value loss (2014: £27m gain) on derivative financial instruments.

Non-current assets and liabilities

Investment in subsidiary

The investment in subsidiary of £35,303m (2014: £33,743m) represents investments made into Barclays Bank PLC, including £5,350m (2014: £4,350m) of AT1 securities. The increase of £1,560m during the year was due to a £1,000m increased holding in Barclays Bank PLC issued securities and a further cash contribution of £560m.

Loans and advances to subsidiary, subordinated liabilities and debt securities in issue

During the period, Barclays PLC issued €1.25bn equivalent of Fixed Rate Subordinated Notes included within the subordinated liabilities balance of £1,766m (2014: £810m), $5.5bn of Fixed Rate Senior Notes, Yen 60bn of Fixed and Floating Rate Notes and €100m of private MTN included within the debt securities in issue balance of £6,224m (2014: £2,056m). The proceeds raised through these transactions were used to invest in Barclays Bank PLC Notes in each case with a ranking corresponding to the notes issued by Barclays PLC and included within the loans and advances to subsidiary balance of £7,990m (2014: £2,866m).

Derivative financial instrument

The derivative financial instrument of £210m (2014: £313m) held by the Parent Company represents Barclays PLC’s right to receive a Capital Note with a face value of $3bn for no additional consideration, in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7% at which point the notes are automatically assigned by the holders to Barclays PLC.

Shareholders’ equity

Called up share capital and share premium of Barclays PLC was £21,586m (2014: £20,809m). Other equity instruments of £5,321m (2014: £4,326m) comprises of AT1 securities. For further details please refer to Note 31.

298 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Notes to the financial statements

46 Related undertakings

The Group’s corporate structure consists of a number of related undertakings, comprising subsidiaries, joint ventures, associates and significant other interests. A full list of these undertakings, the country of incorporation and the ownership of each share class is set out below. The information is provided as at 31 December 2015.

The entities are grouped by the countries in which they are incorporated. The profits earned by the activities of these entities are in some cases taxed in countries other than the country of incorporation. Barclays’ 2015 Country Snapshot provides details of where the Group carries on its business, where its profits are subject to tax and the taxes it pays in each country it operates in.

Wholly owned subsidiaries

Unless otherwise stated the undertakings below are wholly owned and consolidated by Barclays and the share capital disclosed comprises ordinary or common shares which are held by Group subsidiaries. Where multiple share classes are held the proportion of the nominal value of each class of shares held is 100% unless otherwise stated.

Wholly owned subsidiaries	Note
United Kingdom
54 Lombard Street Investments	F, I
Aequor Investments Limited
Alynore Investments Limited Partnership	B
Ardencroft Investments Limited	F, I
Astraea Investment Funds	J, K
Axis Partners	B
B D & B Investments Limited
B.P.B. (Holdings) Limited
Barafor Limited
Barclay Leasing Limited
Barclaycard Funding PLC
Barclays (Security Realisation) Limited
Barclays Africa Group Holdings Limited	J, K
Barclays Aldersgate Investments Limited
Barclays Asset Management Limited
Barclays Bank PLC	A, F, I
Barclays Bank Trust Company Limited	I, P
Barclays Bayard Investments Trust	D
Barclays BCL FI Trust	D
Barclays Bedivere Trust	D
Barclays BR Holdings Trust	D
Barclays BR Investments Trust	D
Barclays Cantal Investments Trust	D
Barclays Capital Asia Holdings Limited
Barclays Capital Finance Limited
Barclays Capital Japan Securities Holdings Limited
Barclays Capital Luxembourg S.à r.l. Trust	D
Barclays Capital Margin Financing Limited
Barclays Capital Nominees (No.2) Limited
Barclays Capital Nominees (No.3) Limited
Barclays Capital Nominees Limited
Barclays Capital Principal Investments Limited
Barclays Capital Securities Client Nominee Limited
Barclays Capital Securities Limited	F, I
Barclays Capital Services Limited
Barclays Capital Strategic Advisers Limited
Barclays Capital Trading Luxembourg Trust	D
Barclays CCP Funding LLP	B
Barclays Claudas Investments Partnership	B
Barclays Converted Investments (No.2) Limited
Barclays Converted Investments Limited
Barclays Darnay Euro Investments Limited (In Liquidation)
Barclays Direct Investing Nominees Limited
Barclays Directors Limited
Barclays Equity Index Investments Bare Trust	D
Barclays Executive Schemes Trustees Limited
Barclays Export and Finance Company Limited (In Liquidation)
Barclays Fiduciary Services (UK) Limited
Barclays Financial Planning
Barclays Financial Planning Nominee Company Limited
Barclays Funds Investments Limited
Barclays Global Investors Finance Limited (In Liquidation)
Barclays Global Investors UK Holdings Limited (in Liquidation)	J, K
Barclays Global Shareplans Nominee Limited
Barclays Group Holdings Limited
Barclays Group Operations Limited
Barclays Industrial Development Limited
Barclays Industrial Investments Limited
Barclays Insurance Services Company Limited

Wholly owned subsidiaries	Note
Barclays Investment Management Limited
Barclays Lamorak Trust	D
Barclays Leasing (No.9) Limited
Barclays Long Island Limited
Barclays Luxembourg EUR Holdings Trust	D
Barclays Luxembourg Finance Index Trust	D
Barclays Luxembourg GBP Holdings Trust	D
Barclays Luxembourg USD Holdings Trust	D
Barclays Marlist Limited
Barclays Mercantile Business Finance Limited
Barclays Mercantile Highland Finance Limited (In Liquidation)
Barclays Mercantile Limited
Barclays Metals Limited
Barclays Nominees (Branches) Limited
Barclays Nominees (George Yard) Limited
Barclays Nominees (K.W.S.) Limited
Barclays Nominees (Monument) Limited
Barclays Nominees (Provincial) Limited
Barclays Nominees (United Nations For UNJSPF) Limited
Barclays Operational Services Limited
Barclays Pelleas Investments Limited Partnership	B
Barclays Pelleas Trust	D
Barclays Pension Funds Trustees Limited
Barclays Physical Trading Limited
Barclays Private Bank
Barclays Private Banking Services Limited
Barclays Private Trust
Barclays Risk Analytics and Index Solutions Limited
Barclays SAMS Limited
Barclays Services (Japan) Limited
Barclays Sharedealing
Barclays Shea Limited
Barclays Singapore Global Shareplans Nominee Limited
Barclays SLCSM (No.1) Limited
Barclays Stockbrokers (Holdings) Limited
Barclays Stockbrokers Limited
Barclays UK and Europe PLC
Barclays Unquoted Investments Limited
Barclays Unquoted Property Investments Limited
Barclays USD Funding LLP	B
Barclays Wealth Nominees Limited
Barclayshare Nominees Limited
Barcosec Limited
Barley Investments Limited	I, J, K
Barometers Limited
Barsec Nominees Limited
BB Client Nominees Limited
BBUK Private Credit Partners Limited (In Liquidation)
BCLI GP Trust	D
Blossom Finance General Partnership	B
BMBF (Bluewater Investments) Limited
BMBF (No.12) Limited
BMBF (No.18) Limited (Dissolved 20/01/2016)
BMBF (No.21) Limited
BMBF (No.24) Limited
BMBF (No.3) Limited
BMBF (No.6) Limited
BMBF (No.9) Limited
BMBF USD NO 1 Limited
BMI (No.6) Limited (Dissolved 16/01/2016)

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 299

Notes to the financial statements

46 Related undertakings continued

Wholly owned subsidiaries	Note
BMI (No.9) Limited
BNRI ENG 2013 Limited Partnership	B
BNRI ENG 2014 Limited Partnership	B
BNRI ENG GP LLP	B
BNRI England 2010 Limited Partnership	B
BNRI England 2011 Limited Partnership	B
BNRI England 2012 Limited Partnership	B
BNRI PIA Scot GP Limited
BNRI Scots GP, LLP	B
Boudeuse Limited
Capel Cure Sharp Limited
Carnegie Holdings Limited	I, J, K
Chapelcrest Investments Limited
Clearlybusiness.com Limited (In Liquidation)
Clydesdale Financial Services Limited
Cobalt Investments Limited
Condor No.1 Limited Partnership	B
Condor No.2 Limited Partnership	B
CP Flower Guaranteeco (UK) Limited	E
CP Propco 1 Limited
CP Propco 2 Limited
CP Topco Limited	J, K
CPIA England 2008 Limited Partnership	B
CPIA England 2009 Limited Partnership	B
CPIA England No.2 Limited Partnership	B
Denham Investments Limited
DMW Realty Limited
Durlacher Nominees Limited
Eagle Financial and Leasing Services (UK) Limited
Ebbgate Investments Limited (In Liquidation)
Eldfell Investments Limited (In Liquidation)
EM Investments No.1 Limited (In Liquidation)
Equity Value Investments Limited Liability Partnership	B
Equity Value Investments No.1 Limited
Equity Value Investments No.2 Limited	F, I
Exshelfco (DZBC)
Fair and Square Limited (In Liquidation)
Finpart Nominees Limited
FIRSTPLUS Financial Group PLC
Fitzroy Finance Limited	Z
Foltus Investments Limited
Gerrard (OMH) Limited
Gerrard Financial Planning Limited
Gerrard Investment Management Limited
Gerrard Management Services Limited
Gerrard Nominees Limited
Global Dynasty Natural Resource Private Equity Limited Partnership	B
Globe Nominees Limited
GM Computers Limited
Greig Middleton Holdings Limited
Greig Middleton Nominees Limited
Hawkins Funding Limited
Heraldglen Limited	G, H, I
Hoardburst Limited (In Liquidation)
Investors In Infrastructure Limited
J.V. Estates Limited
Keepier Investments
Kirsche Investments Limited
Laser Investment Company 1 Limited (In Liquidation)
Laser Investment Company 2 Limited (In Liquidation)
Leonis Investments LLP	B
Lindley Developments Limited	U
Lombard Street Nominees Limited
Long Island Assets Limited
Luscinia Investments Funds
Maloney Investments Limited
MCC Leasing (No. 6) Limited (In Liquidation)
MCC Leasing (No.24) Limited (Dissolved 04/02/2016)
Menlo Investments Limited
Mercantile Credit Company Limited
Mercantile Industrial Leasing Limited (In Liquidation)
Mercantile Leasing Company (No.132) Limited
Mercers Debt Collections Limited
MK Opportunities LP	B

Wholly owned subsidiaries	Note
Muleta Investments Limited (In Liquidation)
Murray House Investment Management Limited
Naxos Investments Limited
North Colonnade Investments Limited
Northwharf Investments Limited	I, X
Northwharf Nominees Limited
Odysseus (Martins) Investments Limited (In Liquidation)
Pecan Aggregator LP	B
Pendle Shipping Limited
PIA England No.2 Limited Partnership	B
Preferred Liquidity Limited Partnership	B
R.C. Greig Nominees Limited
Real Estate Participation Management Limited
Real Estate Participation Services Limited
Reflex Nominees Limited
Relative Value Investments UK Limited Liability Partnership	B
Relative Value Trading Limited
Roder Investments No. 1 Limited	I, Y
Roder Investments No. 2 Limited	I, Y
Ruthenium Investments Limited
RVT CLO Investments LLP	B
Scotlife Home Loans (No.3) Limited
Sharelink Nominees Limited
Solution Personal Finance Limited	J, K, L
Stellans Investments Limited (In Liquidation)
Surety Trust Limited
Swan Lane Investments Limited	F, I
The Logic Group Enterprises Limited
The Logic Group Holdings Limited	J
US Real Estate Holdings No.3 Limited
W.D. Pension Fund Limited
Wedd Jefferson (Nominees) Limited
Westferry Investments Limited
Woolwich Assured Homes Limited
Woolwich Homes (1987) Limited	E
Woolwich Homes Limited
Woolwich Limited
Woolwich Plan Managers Limited
Woolwich Qualifying Employee Share Ownership Trustee Limited
Woolwich Surveying Services Limited
Wysteria Euro Investments Limited (In Liquidation)
Zeban Nominees Limited
Argentina
Compañia regional del Sur S.A.
Compañía Sudamerica S.A.
Belgium
Belgian Turbine Lease Corporation NV
Brazil
Banco Barclays S.A.
Barclays Corretora de Titulos e Valores Mobiliarios S.A.
Canada
Barclays Canadian Commodities Limited
Barclays Capital Canada Inc
Barclays Corporation Limited
CPIA Canada Holdings	B
Cayman Islands
Alymere Investments Limited	G, H, I
Alymere Investments Two Limited (In Liquidation)
Analytical Trade UK Limited
Aquitaine Investments Limited (In Liquidation)
Aubisque UK Investments Limited (In Liquidation)
Barclays Capital (Cayman) Limited
Barclays Trust Company (Cayman) Limited (Sold 14/01/2016)
Barclays Wealth Corporate Nominees Limited (Sold 14/01/2016)
Beille Investments Limited (In Liquidation)
Bigorre UK Investments Limited (In Liquidation)
Blaytell Limited
Braven Investments No.1 Limited
Brule 1 Investments Limited (In Liquidation)
Calthorpe Investments Limited
Capton Investments Limited
Claudas Investments Limited	G, H, I
Claudas Investments Two Limited
Colombiere UK Investments Limited (In Liquidation)

300 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

46 Related undertakings continued

Wholly owned subsidiaries	Note
Coskwo Limited
CPIA Investments No.1 Limited	V
CPIA Investments No.2 Limited	F, I
Cureton Investments No. 1 Limited (In Liquidation)
Cuth Investments Limited	F, I, T
Eagle Holdings Ltd (Sold 14/01/2016)
Eagle Management Services Limited (Sold 14/01/2016)
Feste Investments Limited (In Liquidation)
Furbridge Investments Limited
Gallen Investments Limited	H, I
Gironde Investments Limited (In Liquidation)
Godler Limited
Golden Eagle Holdings Ltd (Sold 14/01/2016)
Hamar Investments Limited
Harflane Limited
Hauteville UK Investments Limited (In Liquidation)
Hentock Limited
Hollygrice Limited
Hurley Investments No.1 Limited	I, W
Hurley Investments No.2 Limited (In Liquidation)
HYMF (Cayman) Limited
Iris Investments 1 Limited	G, H, I
JV Assets Limited
Mintaka Investments No. 4 Limited
Moselle No 3 UK Investments Limited (In Liquidation)
OGP Leasing Limited
Palomino Limited	Z
Pelleas Investments Limited
Pelleas Investments Two Limited
Pilkbull Limited
Pippin Island Investments Limited
Raglan Investments Limited
Razzoli Investments Limited	F, I
RVH Limited	F, I
Spargi Investments Limited (In Liquidation)
Spatial Investments Limited (In Liquidation)
Spoonhill Investments Limited (In Liquidation)
Strickyard Limited
Tourmalet UK Investments Limited (In Liquidation)
Ventotene Investments Limited (In Liquidation)
Wessex Investments Limited
Winhall Limited
Zane Investments Limited
Zanonne Investments Limited (In Liquidation)
Zinc Holdings Limited (In Liquidation)
Zumboorok Investments Limited	F, I, T
China
Barclays Technology Centre (Shanghai) Company Limited
Egypt
Barclays Bank Egypt SAE
France
Barclays Courtage SAS
Barclays Diversification
Barclays France SA
Barclays Patrimoine S.C.S.
Barclays Vie SA
Barclays Wealth Managers France SA
BBAIL SAS
Germany
Barclaycard Bank AG
Barclays Capital Effekten GmbH
Baubecon Holding 1 GmbH (In Liquidation)
Opal 110. GmbH (In Liquidation)
Sulm Investments GmbH
Gibraltar
Barclays Gibraltar Nominees Company Limited
Frankland Properties Limited
Norfolk LP	B
Ringmer Properties Limited
Saveway Properties Limited
Stowmarket Investments Limited
Townmead Properties Limited
Trefield Holdings Limited

Wholly owned subsidiaries	Note
Guernsey
Barclays Insurance Guernsey PCC Limited	Q
Barclays Nominees (Guernsey) Limited
Barclays Wealth Advisory Holdings (Guernsey) Limited (Sold 14/01/2016)
Barclays Wealth Corporate Officers (Guernsey) Limited (Sold 14/01/2016)
Barclays Wealth Corporate Services (Guernsey) Limited (Sold 14/01/2016)
Barclays Wealth Directors (Guernsey) Limited (Sold 14/01/2016)
Barclays Wealth Fund Managers (Guernsey) Limited (Sold 14/01/2016)
Barclays Wealth Nominees (Guernsey) Limited (Sold 14/01/2016)
Barclays Wealth Trustees (Guernsey) Limited (Sold 14/01/2016)
Bormio Limited (Sold 14/01/2016)
Lindmar Trust Company Limited (Sold 14/01/2016)
Regency Secretaries Limited (Sold 14/01/2016)
Hong Kong
Barclays Asia Limited
Barclays Bank (Hong Kong Nominees) Limited (In Liquidation)
Barclays Capital Asia Limited
Barclays Capital Asia Nominees Limited (In Liquidation)
Barclays Wealth Nominees (Hong Kong) Limited (Sold 14/01/2016)
India
Barclays Holdings India Private Limited (In Liquidation)
Barclays Investments & Loans (India) Limited	F, I
Barclays Securities (India) Private Limited
Barclays Shared Services Private Limited
Barclays Technology Centre India Private Limited
Barclays Wealth Trustees (India) Private Limited
Indonesia
PT Bank Barclays Indonesia (In Liquidation)
PT Bhadra Buana Persada (In Liquidation)
Ireland
Barclaycard International Payments Limited
Barclays Assurance (Dublin) Limited
Barclays Bank Ireland Public Limited Company
Barclays Equities Trading (Ireland) Limited (In Liquidation)
Barclays Insurance (Dublin) Limited
Barclays Ireland Nominees Limited
Isle of Man
Barclays Holdings (Isle of Man) Limited
Barclays Nominees (Manx) Limited
Barclays Portfolio (IoM GP) No.2 Limited
Barclays Private Clients International Limited	J, K
Barclays Trust Company (Isle of Man) Limited (Sold 14/01/2016)
Barclays Wealth Corporate Officers (Isle of Man) Limited (Sold 14/01/2016)
Barclays Wealth Corporate Services (IOM) Limited (Sold 14/01/2016)
Barclays Wealth Directors (Isle of Man) Limited (Sold 14/01/2016)
Barclays Wealth Nominees (IOM) Limited (Sold 14/01/2016)
Barclays Wealth Trustees (Isle of Man) Limited (Sold 14/01/2016)
Barclaytrust (Nominees) Isle of Man Limited (Sold 14/01/2016)
Barclaytrust International Nominees (Isle of Man) Limited (Sold 14/01/2016)
Island Nominees Limited (Sold 14/01/2016)
Stowell Limited (Sold 14/01/2016)
Walbrook (IOM) 2006 Nominees (No. 1) Limited (Sold 14/01/2016)
Walbrook (IOM) Nominees (No. 23) Limited (Sold 14/01/2016)
Walbrook (IOM) Nominees (No. 3) Limited (Sold 14/01/2016)
Walbrook (IOM) Nominees (No. 4) Limited (Sold 14/01/2016)
Walbrook (IOM) Nominees (No. 5) Limited (Sold 14/01/2016)
Walbrook (IOM) Nominees (No. 6) Limited (Sold 14/01/2016)
Italy
Barclays Private Equity S.p.A. (In Liquidation)
Barclays Services Italia S.p.A. (In Liquidation)
Japan
Barclays Funds and Advisory Japan Limited
Barclays Securities Japan Limited
Barclays Wealth Services Limited
Jersey
Barbridge Limited
Barclays Nominees (Jersey) Limited
Barclays Services Jersey Limited
Barclays Trust Company (Jersey) Limited (Sold 14/01/2016)
Barclays Wealth Corporate Officers (Jersey) Limited (Sold 14/01/2016)
Barclays Wealth Directors (Jersey) Limited (Sold 14/01/2016)
Barclays Wealth Fund Managers (Jersey) Limited (Sold 14/01/2016)
Barclays Wealth Management Jersey Limited
Barclays Wealth Signatories Limited (Sold 14/01/2016)

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 301

Notes to the financial statements

46 Related undertakings continued

Wholly owned subsidiaries	Note
Barclays Wealth Trustees (Jersey) Limited (Sold 14/01/2016)
Barclaytrust Channel Islands Limited
Barclaytrust International (Jersey) Limited (Sold 14/01/2016)
Barclaytrust Jersey Limited (Sold 14/01/2016)
BIFML PTC Limited
CP Newco 1 Limited
CP Newco2 Limited	J, K
CP Newco3 Limited
Karami Holdings Limited (Sold 14/01/2016)
MK Opportunities GP Ltd
Sandringham Nominees Limited (Sold 14/01/2016)
Tiara Trustees (Jersey) Limited (Sold 14/01/2016)
Walbrook Executors Limited (Sold 14/01/2016)
Walbrook Properties Limited (Sold 14/01/2016)
Korea, Republic of
Barclays Korea GP Limited
Luxembourg
Adler Toy Holding Sarl
Barclays Aegis Investments S.à r.l.
Barclays Alzin Investments S.à r.l.
Barclays Bayard Investments S.à r.l.	J, K
Barclays BCL Fixed Income S.à r.l.
Barclays BCLI no.1 S.à r.l.
Barclays BCLI no.2 S.à r.l.
Barclays Bedivere Investments S.à r.l.
Barclays Bordang Investments S.à r.l.
Barclays BR Holdings S.à r.l.
Barclays BR Investments S.à r.l.
Barclays Cantal Investments S.à r.l.
Barclays Capital Luxembourg S.à r.l.	I, N
Barclays Capital Trading Luxembourg S.à r.l.
Barclays Equity Index Investments S.à r.l.
Barclays Lamorak Investments S.à r.l.
Barclays Leto Investments S.à r.l.
Barclays Luxembourg EUR Holdings S.à r.l
Barclays Luxembourg Finance S.à r.l.	I, K
Barclays Luxembourg GBP Holdings S.à r.l.
Barclays Luxembourg Holdings S.à r.l.
Barclays Luxembourg Holdings SSC	B
Barclays Luxembourg USD Holdings S.à r.l.
Barclays Pelleas Investments S.à r.l.	G, I
Barclays US Investments S.à r.l.	J, K
Malaysia
Barclays Capital Markets Malaysia Sdn Bhd.	F, I
Mauritius
Barclays (H&B) Mauritius Limited
Barclays Capital Mauritius Limited
Barclays Capital Securities Mauritius Limited
Barclays Mauritius Overseas Holdings Limited
Mexico
Barclays Bank Mexico, S.A.	K, M
Barclays Capital Casa de Bolsa, S.A. de C.V.	K, M
Grupo Financiero Barclays Mexico, S.A. de C.V.	K, M
Servicios Barclays, S.A. de C.V.
Monaco
Barclays Wealth Asset Management (Monaco) S.A.M.
Netherlands
Barclays SLCSM Funding B.V.
Chewdef BidCo BV. (In Liquidation)
Nigeria
Barclays Group Representative Office (NIG) Limited
Philippines
Meridian (SPV-AMC) Corporation
Portugal
Barclays Wealth Managers Portugal – SGFIM, S.A.
Russian Federation
Limited Liability Company Barclays Capital
Saudi Arabia
Barclays Saudi Arabia (In Liquidation)
Singapore
Barclays Bank (Singapore Nominees) Pte Ltd.
Barclays Bank (South East Asia) Nominees Private Limited
Barclays Capital Futures (Singapore) Private Limited

Wholly owned subsidiaries	Note
Barclays Capital Holdings (Singapore) Private Limited
Barclays Merchant Bank (Singapore) Ltd.
Barclays Wealth Trustees (Singapore) Limited (Sold 14/01/2016)
Spain
Barclays Mediador, Operador de Banca Seguros Vinculado, S.A.
Barclays Tenedora De Immuebles SL.
Barclays Vida Y Pensiones, Compañía De Seguros, S.A.
Iberalbion A.I.E.
The Logic Group Enterprises S.L
Switzerland
Barclays Bank (Suisse) S.A.
Barclaytrust (Suisse) SA (Sold 14/01/2016)
BPB Holdings SA
Taiwan
Barclays Capital Securities Taiwan Limited
Thailand
Barclays Capital Securities (Thailand) Ltd.
Uganda
Barclays Bank of Uganda Limited
Ukraine
Barclays Capital Services (Ukraine) LLC (In Liquidation)	C
United States
475 Fifth 09 LLC	C
Analog Analytics Inc
Analytical FX Trading Strategy Cell I	F, I
Analytical FX Trading Strategy Cell II
Analytical FX Trading Strategy Series LLC	C
Analytical Trade Holdings LLC
Analytical Trade Investments LLC	H
Archstone Equity Holdings Inc
Barclays Bank Delaware	F, I
Barclays BWA, Inc.
Barclays Capital Commodities Corporation
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Energy Inc.
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	G, I
Barclays Capital Inc.
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Capital Services Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Delaware Holdings LLC	F, I
Barclays Dryrock Funding LLC	C
Barclays Electronic Commerce Holdings Inc.
Barclays Financial LLC	C
Barclays Group US Inc.
Barclays Insurance U.S. Inc.
Barclays Investment Holdings Inc.
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays Services LLC	C
Barclays US CCP Funding LLC	C
Barclays US Funding LLC	C
Barclays US GPF Inc.
Barclays US LP	B
Barclays US Management, LLC	C
BCAP LLC	C
BNRI Acquisition No.4 LLC	C
BNRI Acquisition No.5, LP	B
BTXS Inc.
Centergate at Gratigny LLC	C
CPIA Acquisition No.1 LLC	C
CPIA Acquisition No.2 LLC	C
CPIA Acquisition No.3 LLC	C
CPIA Equity No. 1 Inc.
CPIA Finance No.1, LLC	C
CPIA FX Investments Inc.
CPIA Holdings No.1, LLC	C
Crescent Real Estate Member LLC	C
Curve Investments GP	B

302 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

46 Related undertakings continued

Wholly owned subsidiaries	Note
Equifirst Corporation (In Liquidation)
Gracechurch Services Corporation
HYMF, Inc.
La Torretta Beverages LLC	C
La Torretta Hospitality LLC	C
La Torretta Operations LLC	C
Lagalla Investments LLC	C
Long Island Holding A LLC	C
Long Island Holding B LLC	C
LTDL Holdings LLC	C
Marbury Holdings LLC
Persica Holdings LLC	C
Persica Lease LLC	C
Persica LL LLC	C
Persica Property LLC	C
Preferred Liquidity, LLC
Procella Investments LLC	C
Procella Investments No.1 LLC	C
Procella Investments No.2 LLC	C
Procella Investments No.3 LLC	C
Procella Swaps LLC	C
Protium Finance I LLC	C
Protium Master Grantor Trust	D
Protium Master Mortgage LP	B
Protium REO I LP	B
RB Special Assets, L.L.C.	C
Relative Value Holdings, LLC
Rhode Investments LLC	C
Securitized Asset Backed Receivables LLC	C
Sutton Funding LLC	C
TPLL LLC	C
TPProperty LLC	C
TPWorks LLC	C
US Secured Investments LLC	C
Vail 09 LLC	C
Vail Development 09 LLC	C
Vail Hotel 09 LLC	C
Vail Hotel A LLC	C
Vail Hotel B LLC	C
Vail Residential 09 LLC	C
Vail SC LLC	C
Vanoise Inc	H, I
Verain Investments LLC	I, J, K
Wilmington Riverfront Receivables LLC	J, K
Zambia
Barclays Bank Zambia Plc
Kafue House Limited
Zimbabwe
Afcarme Zimbabwe Holdings (Pvt) Limited
Branchcall Computers (Pvt) Limited

Other related undertakings

Unless otherwise stated, the undertakings below are consolidated and the share capital disclosed comprises ordinary or common shares which are held by subsidiaries of the Group. The ownership percentage is provided for each undertaking. Where multiple share classes are held the proportion of the nominal value of each class of shares held is the same as the ownership unless otherwise stated.

Other related undertakings	Percentage	Note
United Kingdom
Barclays Africa Limited	62.32%
Barclays Alma Mater Management Limited
Partnership	30.00%	B, Z
Barclays Covered Bond Funding LLP	50.00%	B
Barclays Infrastructure Investors Management LP	38.00%	B, Z
BEIF Management Limited Partnership	30.00%	B, Z
BMC (UK) Limited	40.13%	Z
Business Growth Fund PLC	23.96%	Z
Camperdown UK Limited	50.00%	J, Z
Claas Finance Limited	51.00%	K
Equistone Founder Partner II L.P.	20.00%	B, Z
Equistone Founder Partner III L.P.	35.00%	B, Z

Other related undertakings	Percentage	Note
Equity Estates Basingstoke Limited	31.16%	J, Z
GN Tower Limited	50.00%	Z
Gresham Leasing March (3) Limited	30.00%	Z
GW City Ventures Limited	50.00%	K, Z
Igloo Regeneration (General Partner) Limited	25.00%	L, Z
Imalivest LP	66.28%	B, Z
Intelligent Processing Solutions Limited	19.50%	Z
PetroGranada Limited	65.25%	Z
PSA Credit Company Limited (in liquidation)	50.00%	J, L
Vocalink Holdings Limited	15.00%	Z
Woolwich Countryside Limited	50.00%	O, Z
Australia
Hydra Energy Holdings Pty Ltd	59.26%	Z
Botswana
Barclays Bank of Botswana Limited	42.27%
Barclays Insurance Services (Pty) Limited	42.27%
Barclays Life Botswana Proprietary Limited	62.32%
Canada
Clearbrook Resources Inc	20.71%	Z
Cayman Islands
Chrysaor Holdings Limited	37.98%	Z
Cupric Canyon Capital GP Limited	49.90%	Z
Cupric Canyon Capital LP	38.10%	B, Z
Southern Peaks Mining LP	54.67%	B, Z
SPM GP Limited	49.61%	Z
Third Energy Holdings Limited	74.76%	Z
France
Financière DSBG SAS	31.51%	Z
Sogetrel	27.31%	Z
Germany
Eschenbach Holding GmbH	23.25%	Z
Ghana
Barclays Bank of Ghana Limited	62.32%
Hong Kong
CR SpaClub at Sea (HK) Limited	53.86%	Z
Indonesia
PT Barclays Capital Securities Indonesia	99.00%
Isle of Man
Absa Manx Holdings Limited	62.32%
Absa Manx Insurance Company Limited	62.32%
Italy
Eudea SpA	22.03%	Z
Jersey
Barclays Index Finance Trust	32.69%	S
Kenya
Barclays (Kenya) Nominees Limited	42.69%
Barclays Bank Insurance Agency Limited	42.69%
Barclays Bank of Kenya Limited	42.69%
Barclays Deposit-Taking Microfinance Limited	42.69%
Barclays Financial Services Limited	42.69%
Barclays Life Assurance Kenya Limited	39.45%
Barclays Pension Services Limited	38.81%
First Assurance Company Limited	39.45%
First Assurance Holdings Limited	62.31%
Korea, Republic of
Woori BC Pegasus Securitization Specialty Co., Limited	70.00%
Luxembourg
BNRI Limehouse No.1 Sarl	96.30%	R
Partnership Investments S.à r.l.	33.40%
Preferred Funding S.à r.l.	33.33%	H
Preferred Investments S.à r.l.	33.33%	H, I
Malta
RS2 Software PLC	18.25%	Z
Mauritius
Barclays Bank Mauritius Limited	62.32%	G, H, J, K
Monaco
Société Civile Immobilière 31 Avenue de la Costa	75.00%
Mozambique
Barclays Bank Moçambique SA	61.58%
Global Alliance Seguros, S.A.	62.32%
Namibia
Absa Namibia Proprietary Limited	62.32%
EFS Namibia Proprietary Limited	62.32%

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 303

Notes to the financial statements

46 Related undertakings continued

Other related undertakings	Percentage	Note
Netherlands
Tulip Oil Holding BV	30.43%	Z
Nigeria
Absa Capital Representative Office Nigeria Limited	62.32%
Norway
EnterCard Norge AS	40.00%	Z
Origo Exploration Holding AS	23.08%	Z
Seychelles
Barclays Bank (Seychelles) Limited	62.18%
South Africa
1900 Summerstrand Share Block Limited	62.32%
Absa Alternative Asset Management Proprietary Limited	62.32%
Absa Asset Management Proprietary Limited	62.26%
Absa Bank Limited	62.32%	I, J
Absa Capital Securities Proprietary Limited	62.32%	F, I
Absa Consultants and Actuaries Proprietary Limited	62.32%
Absa Development Company Holdings Proprietary Limited	62.32%	F, I
Absa Estate Agency Proprietary Limited	62.32%
Absa Financial Services Africa Holdings Proprietary Limited	62.32%
Absa Financial Services Limited	62.32%
Absa Fleet Services Proprietary Limited	62.32%
Absa Fund Managers Limited	62.32%
Absa idirect Limited	62.32%
Absa Insurance and Financial Advisers Proprietary Limited	62.32%
Absa Insurance Company Limited	62.32%
Absa Insurance Risk Management Services Limited	62.32%
Absa Investment Management Services Proprietary Limited	62.32%
Absa Life Limited	62.32%	F, I
Absa Mortgage Fund Managers Proprietary Limited	62.32%
Absa Nominees Proprietary Limited	62.32%
Absa Ontwikkelingsmaatskappy Eiendoms Beperk	62.32%
Absa Outsource Competency Centre Proprietary Limited	62.32%
Absa Portfolio Managers Proprietary Limited	62.32%
Absa Property Development Proprietary Limited	62.32%
Absa Secretarial Services Proprietary Limited	62.32%
Absa Stockbrokers Proprietary Limited	62.32%
Absa Technology Finance Solutions Proprietary Limited	62.32%
Absa Trading and Investment Solutions Holdings	62.32%
Proprietary Limited
Absa Trading and Investment Solutions Proprietary Limited	62.32%
Absa Trust (Natal) Limited	62.32%
Absa Trust Limited	62.32%	I, J
Absa Vehicle Management Proprietary Limited	62.32%
Absa Vehicle Management Solutions Proprietary Limited	62.32%
ABSAN Proprietary Limited	62.32%
Account on Us Proprietary Limited	31.16%
ACMB Specialised Finance Nominees Proprietary Limited	62.32%
(In Liquidation)
ACS Nominees Proprietary Limited	62.32%
African Spirit Trading 309 Proprietary Limited	31.16%	Z
AIMS Nominees (RF) Proprietary Limited	62.32%
Alberton Industrial Properties Proprietary Limited	62.32%
Allied Development Company Proprietary Limited	62.32%
Allied Grinaker Properties Proprietary Limited	31.78%
Allpay Consolidated Investment Holdings Proprietary Limited	62.32%
Allpay Eastern Cape Proprietary Limited – (In Liquidation)	41.13%
Allpay Free State Proprietary Limited (In Liquidation)	37.39%
Allpay Gauteng Proprietary Limited (In Liquidation)	37.39%
Allpay Limpopo Proprietary Limited (In Liquidation)	62.32%
Allpay Mpumalanga Proprietary Limited	62.32%
Allpay Northern Cape Proprietary Limited (In Liquidation)	62.32%
Allpay Northwest Proprietary Limited (In Liquidation)	62.32%
Allpay Payment Solutions Proprietary Limited (In Liquidation)	62.32%
Allpay Western Cape Proprietary Limited (In Liquidation)	41.13%
Bankorptrust Limited	62.32%
Barclays Africa Group Limited	62.32%
Barclays Africa Regional Office Proprietary Limited	62.32%
Barrie Island Property Investments Proprietary Limited	62.32%
Blue Age Properties 60 Proprietary Limited	62.32%
Campus on Rigel Proprietary Limited	20.77%	Z
Cedar Lakes Country Estates Proprietary Limited	62.32%
Combined Mortgage Nominees Proprietary Limited	62.32%
Compro Holdings Proprietary Limited	62.32%
Culemborg Investment Properties Proprietary Limited	35.67%	J, K

Other related undertakings	Percentage	Note
Diluculo Investments Proprietary Limited	62.32%
Diluculo Properties Proprietary Limited	62.32%
Diluculo Property Trading Proprietary Limited	62.32%
Draaikloof Properties Proprietary Limited	49.86%
FFS Finance South Africa (RF) Proprietary Limited	31.16%
Fradey Nominees (RF) Proprietary Limited	62.32%
Goldreef Village Share Block Limited	61.88%
Guaret Investments No 1 Proprietary Limited	62.32%	H, I
Integrated Processing Solutions Proprietary Limited	31.16%
iSentials Proprietary Limited	31.16%
Kangrove Proprietary Limited (In Liquidation)	62.32%
Kempwest Proprietary Limited	31.16%
Lekkerleef Eiendoms Beperk	62.32%
Lodel Proprietary Limited (In Liquidation)	62.32%
MAN Financial Services (SA) (RF) Proprietary Limited	31.16%
Marmanet Retirement Village Proprietary Limited	62.32%
MB Acquired Operations Limited (In Liquidation)	62.32%
Meeg Asset Finance Proprietary Limited (In Liquidation)	62.32%
Merfin Proprietary Limited	62.32%
Nation-Wide Recovery Services Proprietary Limited	31.16%
NewFunds (RF) Proprietary Limited	62.32%
Newgold Issuer (RF) Limited	62.32%
Newgold Managers Proprietary Limited	30.54%
Ngwenya River Estate Proprietary Limited	62.32%
Nkwe Rosslyn Properties Proprietary Limited	62.32%
Northern Lights Trading 197 Proprietary Limited	31.16%	Z
Olieven Properties Proprietary Limited	62.32%
Ottawa Development Trust Proprietary Limited	62.32%
Pacific Heights Investments 196 Proprietary Limited	31.16%	Z
Palmietfontein Investments Proprietary Limited	62.32%
Pienaarsrivier Properties Proprietary Limited	62.32%
RainFin (RF) Proprietary Limited	30.54%	Z
Roodekop Townships Proprietary Limited	62.32%
Somerset West Autopark Proprietary Limited	20.77%	Z
T E AND M J Proprietary Limited (In Liquidation)	62.32%
Tembisa Mall Proprietary Limited	31.16%	Z
The Ballito Junction Development Proprietary Limited	62.32%	F, I
(in Liquidation)
Thebes Landgoed Eiendoms Beperk	62.32%
UBS Trust Limited	62.32%
United Development Corporation Proprietary Limited	62.32%
United Towers Proprietary Limited	62.32%
Up-Front Investments 132 Proprietary Limited	31.16%
Volkskas Eiendomsdienste Eiendoms Beperk	62.32%	I, J
Volkskastrust Beperk	62.32%	I, J
Woodbook Finance Proprietary Limited	62.32%
Woolworths Financial Services Proprietary Limited	31.16%
Sweden
EnterCard Holding AB	40.00%	K, Z
EnterCard Sverige AB	40.00%	Z
Tanzania, United Republic of
Barclays Bank Tanzania Limited	62.32%
First Assurance Company Limited (Tanzania)	34.43%
National Bank of Commerce Limited	41.06%
Turkey
CRKK RESORT OTEL ISLETMECILGI LIMITED SIRKETI	54.40%	Z
United States
Blue River Land Company, LLC	39.55%	C, Z
Canyon Ranch Enterprises, LLC	54.40%	C, Z
Central Platte Valley Management, LLC	51.78%	C, Z
Continental Intermodal Group GP LLC	50.00%	C, Z
Continental Intermodal Group LP	37.29%	B, Z
CR Bodrum Management, LLC	54.40%	C, Z
CR Employment, Inc.	54.40%	Z
CR Las Vegas, LLC	54.40%	C, Z
CR Lenox Residences, LLC	54.40%	C, Z
CR License, LLC	54.40%	C, Z
CR Management, LLC	54.40%	C, Z
CR Miami Employment, LLC	54.40%	C, Z
CR Miami, LLC	54.40%	C, Z
CR Operating, LLC	54.40%	C, Z
CR Orlando, LLC	54.40%	C, Z
CR Products, LLC	54.40%	C, Z
CR Resorts, LLC	54.40%	C, Z

304 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

46 Related undertakings continued

Other related undertakings	Percentage	Note
CR SpaClub at Sea, LLC	54.40%	C, Z
CR SPE1, LLC	54.40%	C, Z
CRE Diversified Holdings LLC	80.00%	C, Z
Crescent CR Holdings LLC	80.00%	C, Z
Crescent Crown Greenway Plaza SPV LLC	80.00%	C, Z
Crescent Crown Land Holding SPV LLC	80.00%	C, Z
Crescent Fresh Series B Hold Co.	80.00%	Z
Crescent McKinney Olive Holdings GP LLC	80.00%	C, Z
Crescent Plaza Hotel Owner GP, LLC	80.00%	C, Z
Crescent Plaza Hotel Owner, L.P.	80.00%	B, Z
Crescent Plaza Residential LP, LLC	80.00%	C, Z
Crescent Plaza Residential, L.P.	80.00%	B, Z
Crescent Plaza Residential, LLC	80.00%	C, Z
Crescent Plaza Restaurant GP, LLC	80.00%	C, Z
Crescent Property Services LLC	80.00%	C, Z
Crescent Real Estate Equities Limited Partnership	80.00%	B, Z
Crescent Real Estate Equities, LLC	80.00%	C, Z
Crescent Real Estate Holdings LLC	80.00%	C, Z
Crescent Resort Development LLC	80.00%	C, Z
Crescent Tower Residences GP, LLC	80.00%	C, Z
Crescent Tower Residences, L.P.	80.00%	B, Z
Crescent TRS Holdings LLC	80.00%	C, Z
Crescent-Fearing, L.P.	40.00%	B, Z
CREW Tahoe Holdings LLC	80.00%	C, Z
CREW Tahoe LLC	60.80%	C, Z
Cupric Canyon Capital LLC	26.04%	C, Z
DBL Texas Holdings LLC	80.00%	C, Z
Desert Mountain Development LLC	80.00%	C, Z
Desert Mountain Properties Limited Partnership	74.40%	B, Z
DG Solar Lessee II, LLC	50.00%	C, Z
DG Solar Lessee, LLC	50.00%	C, Z
East West Resort Development IV, L.P., L.L.L.P.	71.11%	B, Z
East West Resort Development V, L.P., L.L.L.P.	74.75%	B, Z
East West Resort Development VI, L.P., L.L.L.P.	35.86%	B, Z
East West Resort Development VII LLC	80.00%	C, Z
East West Resort Development VIII, L.P., L.L.L.P.	71.11%	B, Z
East West Resort Development XIV, L.P., L.L.L.P.	33.52%	B, Z
EW Deer Valley, LLC	29.28%	C, Z
EWRD Perry Holding, L.P., L.L.L.P.	67.61%	B, Z
EWRD Perry-Riverbend, LLC	54.31%	C, Z
EWRD Summit Holding, L.P., L.L.L.P.	79.57%	B, Z
EWRD Summit, LLC	79.10%	C, Z
Gray’s Station, LLC	56.96%	C, Z
Home Run Tahoe, LLC	60.82%	C, Z
Mira Vista Development LLC	78.40%	C, Z
Mira Vista Golf Club, L.C.	76.83%	Z
Moon Acquisition Holdings LLC	80.00%	C, Z
Moon Acquisition LLC	80.00%	C, Z
Mountainside Partners LLC	80.00%	C, Z
MV Penthouses, LLC	51.20%	C, Z
MVWP Development LLC	30.40%	C, Z
MVWP Investors LLC	60.80%	C, Z
Northstar Mountain Properties, LLC	60.82%	C, Z
Northstar Trailside Townhomes, LLC	60.82%	C, Z
Northstar Village Townhomes, LLC	56.93%	C, Z
Old Greenwood Realty, Inc.	60.80%	Z
Old Greenwood, LLC	60.80%	C, Z
Overlook at Sugarloaf Inc	62.32%
Parkside Townhomes, LLC	47.63%	C, Z
Sonoma Golf Club, LLC	64.00%	C, Z
Sonoma Golf, LLC	64.00%	C, Z
Sonoma National, LLC	80.00%	C, Z
Spa Project Advisors, LLC	54.40%	C, Z
St. Charles Place, LLC	47.63%	C, Z
Stellar Residences, LLC	60.82%	C, Z
Stellar Townhomes, LLC	60.82%	C, Z
Tahoe Club Company, LLC	60.80%	C, Z
Tahoe Club Employee Company	60.80%	Z
Tahoe Mountain Resorts, LLC	60.82%	C, Z
The Glades Tahoe, LLC	60.82%	C, Z
The Park at One Riverfront, LLC	47.63%	C, Z
Truckee Land, LLC	74.75%	C, Z
Tucson/Lenox Special Manager, Inc.	54.40%	Z
Tucson/Lenox, LLC	54.40%	C, Z

Other related undertakings	Percentage	Note
Union Center LLC	51.78%	C, Z
Vendue/Prioleau Associates LLC	49.60%	C, Z
Village Walk, LLC	46.08%	C, Z
VS BC Solar Lessee I LLC	50.00%	C, Z
Water House on Main Street LLC	35.26%	C, Z
Zambia
Barclays Life Zambia Limited	62.32%
Zimbabwe
Barclays Bank of Zimbabwe Limited	67.68%
Barclays Merchant Bank of Zimbabwe Limited (In Liquidation)	67.68%
Barclays Zimbabwe Nominees (Pvt) Limited	67.68%
BRAINS Computer Processing (Pvt) Limited (In Liquidation)	67.68%	F, I
Fincor Finance Corporation Limited	67.68%

Subsidiaries by virtue of control

The related undertakings below are subsidiaries in accordance with s.1162 Companies Act 2006 as Barclays can exercise dominant influence or control over them. The entities are all owned by the Barclays Bank UK Retirement Fund.

Subsidiaries by virtue of control	Percentage	Note
United Kingdom
Oak Pension Asset Management Limited	0.00%	Z
Water Street Investments Limited	0.00%	Z
Cayman Islands
Hornbeam Limited	0.00%	Z

Joint Ventures

The related undertakings below are Joint Ventures in accordance with s. 18, Schedule 4, The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and are proportionally consolidated.

Joint Ventures	Percentage	Joint management factors
United Kingdom
Vaultex UK Limited 21 Garlick Hill, London EC4V 2AU	50.00%	The Joint Venture Board comprises two Barclays representative directors, two JV partner directors and three non-JV partner directors. The Board are responsible for setting the company strategy and budgets.

Notes

A	Directly held by Barclays PLC
B	Partnership Interest
C	Membership Interest
D	Trust Interest
E	Guarantor
F	Preference Shares
G	A Preference Shares
H	B Preference Shares
I	Ordinary/Common Shares in addition to other shares
J	A Ordinary Shares
K	B Ordinary Shares
L	C Ordinary Shares
M	F Ordinary Shares
N	O Ordinary Shares
O	W Ordinary Shares
P	Redeemable Ordinary Shares
Q	Core Shares and Insurance (Classified) Shares
R	B, C, D, E (94.36%), F (94.36%), G (94.36%), H (94.36%), I (94.36%), J (95.23%) and K Class Shares
S	A and B Unit Shares
T	Class A Residual Shares, Class B Residual Shares
U	A Voting Shares and B Non-Voting Shares
V	Class A Ordinary Shares, Class A Preference Shares (48.50%), Class B Ordinary Shares, Class C Ordinary Shares, Class C Preference Shares (92.53%), Class D Ordinary Shares, Class D Preference Shares, Class E Ordinary Shares, Class E Preference Shares, Class F Ordinary Shares, Class F Preference Shares, Class H 2012 Ordinary Shares, Class H 2012 Preference Shares, Class H Ordinary Shares, Class H Preference Shares (79.84%), Class I Preference Shares (50.00%), Class J Ordinary Shares, Class J Preference Shares
W	Class A1, A2, A3, A4, A6, A8, A9, A10, A11, A12, A13, A14, A15, A16 and Class B
X	PEF Carry Shares
Y	EUR Tracker Shares, GBP Tracker Shares and USD Tracker Shares
Z	Not Consolidated (see Note 37 for scope of consolidation)

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 305

Notes to the financial statements

Page left blank for pagination purposes

306 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional shareholder information

Shareholder information

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

The Articles of Association were adopted at the Company’s Annual General Meeting (“AGM”) on 30 April 2010 and amended at the AGM by special resolution of the Company on 25 April 2013.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 307

Additional shareholder information

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

308 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional shareholder information

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 309

Additional shareholder information

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

310 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional shareholder information

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

Officers of the Group	Date of appointment as Officer

Lawrence Dickinson	Company Secretary	2002
Robert Le Blanc	Chief Risk Officer	2004
Maria Ramos	Chief Executive, Barclays Africa Group	2009
Ashok Vaswani	Chief Executive, Personal and Corporate Banking	2012
Bob Hoyt	Group General Counsel	2013
Thomas King	Chief Executive, Investment Bank	2013
Tushar Morzaria	Group Finance Director	2013
Michael Roemer	Group Head of Compliance	2014
Michael Harte	Chief Operations and Technology Officer	2014
Jonathan Moulds	Group Chief Operating Officer	2015
James E Staley	Group Chief Executive Officer	2015
Tristram Roberts	Group Human Resources Director	2015
Amer Sajed	Interim Chief Executive, Barclaycard	2015

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 311

Additional shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year since its incorporation in 1896.

Since December 2009 Barclays has declared and paid dividends on a quarterly basis. A final dividend for the full year ended 31 December 2014 of 3.5p was paid in April 2015 and there were three equal payments in June, September and December 2015 of 1p per ordinary share. A final dividend for the full year ended 31 December 2015 of 3.5p will be announced on 1 March 2016 for payment on 5 April 2016.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2015	2014	2013	2012	2011

Interim	3.00	3.00	3.00	3.00	3.00

Final	3.50	3.50	3.50	3.50	3.00
Total	6.50	6.50	6.50	6.50	6.00

US Dollars per 25p ordinary share
	2015	2014	2013	2012	2011
Interim	0.05	0.05	0.05	0.05	0.05
Final	0.05	0.05	0.05	0.05	0.05
Total	0.10	0.10	0.10	0.10	0.10
The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:
US Dollars per American Depositary Share
	2015	2014	2013	2012	2011
Interim	0.18	0.18	0.18	0.19	0.19
Final	0.20	0.22	0.23	0.22	0.19
Total	0.38	0.40	0.41	0.41	0.38

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

Trading market for ordinary shares of Barclays PLC

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2015, 16,804,603,949 ordinary shares were in issue.

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

There were 523 ADR holders and 1,675 recorded holders of ordinary shares with US addresses at 31 December 2015, whose shareholdings represented approximately 0.02% of total outstanding ordinary shares on that date. Since a certain number of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

Sale prices for ordinary shares
	25p ordinary shares		American Depositary Shares
	High	Low	High	Low
	p	p	US$	US$
2016
By month:
February	182.8	147.9	10.66	8.63
January	218.9	178.4	12.96	10.37

312 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional shareholder information

2015
By month:
August	288.95	244.7	17.98	15.29
September	262.5	239	16.28	14.58
October	257	232	15.81	14.23
November	236.05	220.05	14.61	13.27
December	234.75	209.1	14.09	12.8

By Quarter:
First quarter	266	223.55	16.31	13.63
Second quarter	274.45	248.9	17.15	14.94
Third quarter	288.95	239	17.98	14.58
Fourth quarter	257	209.1	15.81	12.8

2014
First quarter	296.5	230.95	19.58	15.41
Second quarter	262.45	212.8	17.73	14.55
Third quarter	234.55	207.9	15.53	14.26
Fourth quarter	249.45	207.9	15.54	13.50

2013	308.39	242.39	18.93	15.69
2012	288.00	148.20	17.47	9.31
2011	333.55	138.85	21.64	8.55
2010	383.20	255.40	24.10	15.40
2009	383.60	51.20	25.40	3.10
2008	506.40	127.70	41.40	7.40

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31 December 2015[a]	Number of shareholders	Percentage of holders	Shares held	Percentage of capital
Classification of shareholders
Personal Holders	279,092	95.97%	470,007,048	2.80%
Banks and Nominees	3,129	1.08%	14,859,691,756	88.43%
Other Companies	8,578	2.95%	1,474,893,844	8.78%
Insurance Companies	2	0.00%	523	0.00%
Pension Funds	8	0.00%	10,778	0.00%
Total	290,809	100.00%	16,804,603,949	100.00%
Shareholding range
1 - 100	19,421	6.68%	711,520	0.00%
101 - 250	59,269	20.38%	12,073,995	0.07%
251 - 500	79,537	27.35%	27,783,774	0.17%
501 - 1,000	46,810	16.10%	33,197,807	0.20%
1,001 - 5,000	61,333	21.09%	135,514,901	0.81%
5,001 - 10,000	12,899	4.44%	90,575,688	0.54%
10,001 - 25,000	7,758	2.67%	117,540,890	0.70%
25,001 - 50,000	1,799	0.62%	61,645,616	0.37%
50,001 and over	1,983	0.68%	16,325,559,758	97.15%
Totals	290,809	100.00%	16,804,603,949	100.00%
United States Holdings	1,675	0.58%	4,150,392	0.02%

Note

a	These figures do not include Barclays Sharestore members.

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pound Sterling. For the months of September 2013 through to February 2014, the highest and lowest closing spot rates as determined by Bloomberg at 5:00 p.m (New York time) (the ‘Closing Spot Rate’), expressed in USD per GBP were:

	(US Dollars per Pound Sterling)

	February	January	December	November	October	September

	2016		2015
High	1.46	1.47	1.52	1.54	1.55	1.56

Low	1.39	1.42	1.47	1.50	1.51	1.51

	(US Dollars per Pound Sterling)

	2015	2014	2013	2012	2011

Average	1.53	1.65	1.56	1.59	1.61

On 29 February 2016, the Closing Spot Rate in Pound Sterling was $1.39.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into USD at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 313

Additional shareholder information

Taxation of UK holders

The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the ‘Bank’), or ADSs representing such Ordinary Shares or Preference Shares (together the ‘Shares’).

It is based on current law and the practice of Her Majesty’s Revenue and Customs (‘HMRC’), which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, this summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them.

The statements are not addressed to: (i) shareholders who own (or are deemed to own) 10 per cent. or more of the voting power of Barclays PLC or the Bank; (ii) shareholders who hold Shares as part of hedging transactions; (iii) investors who have (or are deemed to have) acquired their Shares by virtue of an office or employment; and (iv) shareholders who hold Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment, or otherwise). It does not discuss the tax treatment of classes of shareholder subject to special rules, such as dealers in securities.

Persons who are in any doubt as to their tax position should consult their professional advisers. Persons who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of Shares are particularly advised to consult their professional advisers as to whether they are so liable.

(i) Taxation of dividends

In accordance with UK law, Barclays PLC or the Bank (as the case may be) pays dividends on the Shares without any deduction or withholding tax in respect of any taxes imposed by the UK government or any UK taxing authority.

Under current UK law (but subject to the proposed changes in law discussed below), UK resident individuals receiving a dividend will generally be entitled to a tax credit in respect of such dividend which may be used by certain shareholders to set against any liability they may have to UK income tax on that dividend. The value of the tax credit is currently equal to one-ninth of the amount of the cash dividend. The cash dividend received plus the related tax credit (together, the ‘gross dividend’) will be part of the shareholder’s total income for UK income tax purposes. It will be regarded as the top slice of the shareholder’s income, and will be subject to UK income tax at a special rate (discussed below).

If the shareholder is a UK resident individual liable to UK income tax solely at the basic rate, then that shareholder will be liable to UK income tax of 10% of the gross dividend. Since the tax credit will fully match this liability, there should be no further tax liability in respect of the dividend received. A UK resident individual shareholder that is a higher or additional rate taxpayer will be liable to UK income tax on the gross dividend at special marginal rates (currently 32.5% or 37.5% respectively) against which the tax credit may be set. In that case, there will be a further liability to UK income tax for the shareholder as the tax credit will not fully match the tax liability.

On 9 December 2015 the UK Government published draft legislation which proposes to amend the taxation of dividends paid on or after 6 April 2016 to UK resident individuals. If enacted, that legislation will replace the tax credit described above with an annual tax-free dividend allowance of £5,000. It will also amend the rates of UK tax on dividends to 7.5 per cent. for a UK resident individual liable to UK income tax solely at the basic rate, 32.5 per cent. for a UK resident individual liable to UK income tax at the higher rate and 38.1 per cent for a UK resident individual liable to UK income tax at the additional rate.

314 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional shareholder information

Subject to special rules for small companies, UK resident shareholders within the charge to UK corporation tax will be subject to UK corporation tax on the dividends paid on the Shares unless the dividend falls within an exempt class and certain conditions are met.

UK resident shareholders are not entitled to any repayment of the tax credits attaching to the dividends paid on the Shares. A non-UK resident shareholder will not generally be entitled to any payment from HMRC of a tax credit in respect of a UK dividend paid on the Shares. Some non-UK resident shareholders may be able to recover some of the tax credit under an applicable double tax treaty and should consult their own professional advisers as to whether they are so entitled and as to the process for making such a claim.

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

(iii) Taxation of capital gains

The disposal of Shares may, depending on the shareholder’s circumstances, give rise to a liability to tax on chargeable capital gains.

Where Shares are sold, a liability to tax may result if the proceeds from that sale exceed the sum of the base cost of the Shares sold and any other allowable deductions such as share dealing costs and, in certain circumstances, indexation relief. To arrive at the total base cost of any Barclays PLC shares held, in appropriate cases the amount subscribed for rights taken up in 1985, 1988 and 2013 must be added to the cost of all such shares held. For this purpose, current legislation permits the market valuation at 31 March 1982 to be substituted for the original cost of shares purchased before that date. Shareholders other than those within the charge to corporation tax should note that, following the Finance Act 2008, no indexation allowance will be available. Shareholders within the charge to UK corporation tax may be eligible for indexation allowance.

Chargeable capital gains may also arise from the gifting of Shares to connected parties such as relatives (although not spouses or civil partners) and family trusts.

The calculations required to compute chargeable capital gains may be complex. Shareholders are advised to consult their personal financial adviser if further information regarding a possible tax liability in respect of their holdings of shares is required.

(iv) Stamp duty and stamp duty reserve tax

Dealings in Shares will generally be subject to stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section ‘Taxation of US holders – Stamp Duty’). The transfer on sale of Ordinary Shares and Preference Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer. An unconditional agreement to transfer Ordinary Shares and Preference Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.

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

(v) Inheritance tax

An individual may be liable to inheritance tax on the transfer of Shares. Where an individual is so liable, inheritance tax may be charged on the amount by which the value of his or her estate

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 315

Additional shareholder information

is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Taxation of US holders

The following is a summary of the principal US federal income tax consequences for US holders (as defined below) of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the ‘Bank’), or ADSs representing such Ordinary Shares or Preference Shares, who own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organizations, (iv) life insurance companies, (v) holders liable for alternative minimum tax, (vi) holders that actually or constructively own 10 per cent or more of the voting stock of Barclays PLC or the Bank, (vii) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, (viii) holders that purchase or sell shares or ADSs as part of a wash sale, (ix) holders whose functional currency is not the US dollar, or (x) holders who are resident, or (in the case of individuals) ordinarily resident, or who are carrying on a trade, in the UK. The summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

A US holder is a beneficial owner of shares or ADSs that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax adviser with regard to the US federal income tax treatment of an investment in the shares or ADSs.

For the purposes of the Treaty, the Estate and Gift Tax Convention between the UK and the US, and the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying Ordinary Shares or Preference Shares, as the case may be. Generally, exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK capital gains tax.

(i) Taxation of dividends

Subject to the PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC or the Bank, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes).

Dividends paid by Barclays PLC or the Bank, as applicable, with respect to the Ordinary Shares, Preference Shares or ADSs will generally be qualified dividend income. Dividends paid to a noncorporate US holder that constitute qualified dividend income will be taxable to the holder at preferential rates, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of Preference Shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. A US holder will not be subject to UK withholding tax. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the

316 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional shareholder information

case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will, depending on a US holder’s circumstances, be either ‘passive’ or ‘general’ income for purposes of computing the foreign tax credit allowable to a US holder.

The amount of the dividend distribution includable in income will be the US Dollar value of the Pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US, and will not be eligible for the special tax rates applicable to qualified dividend income.

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

The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

(iii) Taxation of premium on redemption or purchase of shares

No refund of tax will be available under the Treaty in respect of any premium paid on a redemption of Preference Shares by the Bank or on a purchase of Ordinary Shares by Barclays PLC. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of a US holder’s gain or loss.

(iv) Taxation of passive foreign investment companies (PFICs)

Barclays PLC and the Bank believe that their respective shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Barclays PLC or the Bank were to be treated as a PFIC, then the gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to its shares or ADSs, such gain and certain ‘excess distributions’ would be treated as having been realised ratably over a US holder’s holding period for the shares or ADSs and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s shares or ADSs will be treated as stock in a PFIC if Barclays PLC or the Bank, as applicable, was a PFIC at any time during such holder’s holding period in its shares or ADSs. Dividends that a US holder receives will not be eligible for the special tax rates applicable to qualified dividend income if Barclays PLC or the Bank is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

(v) Certain Reporting Requirements

US holders should consult their tax advisers regarding any tax reporting or filing requirements that may apply to receiving payments on or with respect to, acquiring, owning, or disposing of the shares or ADSs. Failure to comply with certain reporting obligations could result in the imposition of substantial penalties.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 317

Additional shareholder information

(vi) Stamp duty

No obligation to pay UK stamp duty will arise on the transfer on sale of an ADS, provided that any instrument of transfer is not executed in, and remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement to transfer an ADS.

(vii) Estate and gift tax

Under the Estate and Gift Tax Convention between the UK and the US, a US holder generally is not subject to UK inheritance tax.

FATCA Risk Factor

In certain circumstances, shares or ADSs may be subject to US “passthru” withholding tax starting in 2019. The US has enacted rules, commonly referred to as ‘FATCA’, that generally impose a new reporting and withholding regime with respect to certain US source payments (including dividends and interest), gross proceeds from the disposition of property that can produce US source interest and dividends, and certain payments made by, and financial accounts held with, entities that are classified as financial institutions under FATCA. The US has entered into an intergovernmental agreement regarding the implementation of FATCA with the UK (the “UK IGA”). Under the UK IGA, as currently drafted, it is not expected that either Barclays PLC or the Bank will be required to withhold tax under FATCA on payments made with respect to the shares or ADSs. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the shares or ADS in the future. Investors should consult their own tax advisers regarding the potential impact of FATCA.

The Barclays Group has registered with the Internal Revenue Service (‘IRS’) for FATCA. The Global Intermediary Identification Number (GIIN) for the Bank in the United Kingdom is E1QAZN.00001.ME.826 and it is a Reporting Model 1 FFI. The GIINs for other parts of the Barclays Group or Barclays branches outside of the UK may be obtained from your usual Barclays contact on request. The IRS list of registered Foreign Financial Institutions is publicly available at https://apps.irs.gov/app/fatcaFfilist/flu.jsf.

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

318 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional shareholder information

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
- Expenses of the ADR depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
– Taxes and other governmental charges
– Cable, telex and facsimile transmission/delivery
– Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares
– Any other charge payable by ADR depositary or its agents
*The fee in relation to the distribution of cash dividends was $0.01 per ADS in respect of dividends paid in the year ended 31 December 2015.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 319

Additional shareholder information

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

The table below sets out the Contribution for the 2014/2015 Contract Year and thus the total amount received in the year ended 31 December 2015:

Cash Dividend Fee Amount Collected during 2014/2015 Contract Year	Amount provided in Contributions from the ADR depositary for the year ended 31 December 2015

US$0.01 per ADS	$1,500,000

Total	$1,500,000

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

320 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

External auditor objectivity and independence: Non-Audit Services

Our policy on the provision of services by the Group’s statutory Auditor (the ‘Policy’) sets out the circumstances in which the auditor may be permitted to undertake non-audit work for the Group.

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

Details of the services that are prohibited and allowed under the Policy are set out below:

Services that are prohibited include:

–	Bookkeeping;

–	design and implementation of financial information systems;

–	appraisal or valuation services;

–	fairness opinions or contribution-in-kind reports;

–	actuarial services;

–	internal audit outsourcing;

–	management and Human Resources functions;

–	broker or dealer, investment advisor or investment banking services; and

–	legal, expert and tax services involving advocacy or personal services to persons in a financial reporting role.

Allowable services that the Board Audit Committee considers for approval include:

–	statutory and regulatory audit services and regulatory non-audit services;

–	other attest and assurance services;

–	accountancy advice and training;

–	risk management and controls advice;

–	transaction support;

–	taxation services;

–	business support and recoveries; and

–	translation services.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 321

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

Director Independence

NYSE Rules require the majority of the Board to be independent. The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the Code for determining whether a Director is independent. We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 37.

Board Committees

We have a Board Nominations Committee and a Board Remuneration Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. The NYSE Rules state that both Committees must be composed entirely of independent Directors. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Nominations Committee. Except for this appointment, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We comply with the NYSE Rules requirement that we have a Board Audit Committee comprised solely of independent non-executive Directors. However, we follow the Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act), although both are broadly comparable. Although the NYSE Rules state that the Board Audit Committee is to take responsibility for risk oversight, Barclays has additional Board Committees which address different areas of risk management. To enhance Board governance of risk, Barclays has two risk committees; the Board Risk Committee and the Board Reputation Committee. A full description of each Board Committee can be found on page 96.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code but the Board Nominations Committee has developed corporate governance guidelines, ‘Corporate Governance in Barclays’, which have been approved and adopted by the Board.

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. The Barclays Way was introduced in 2013, this is a Code of Conduct which outlines the Values and Behaviours which govern our way of working across our business globally. The Barclays Way has been adopted on a Group wide basis by all Directors, Officers and employees. The Barclays Way is available to view on the Barclays website at home.barclays/about-barclays/barclays-values.

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

322 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Share Capital

Substantial shareholders

As at 29 February 2016 the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the following holdings of voting rights in its shares:

2015
Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital[a]	Number of warrants	% of total voting rights attached to issued share capital[a]

Qatar Holding LLC[b]	813,964,552	6.65	-	-

BlackRock, Inc[c]	822,938,075	5.02	-	-

The Capital Group Companies Inc[d]	1,172,090,125	6.98	-	-

Norges Bank	506,870,056	3.02	-	-

a The percentage of voting rights detailed above were as calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.

b Qatar Holding LLC is wholly-owned by Qatar Investment Authority.

c Total shown includes 1,408,618 contracts for difference to which voting rights are attached. On 25 January 2016, BlackRock, Inc. disclosed, by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,109,026,156 ordinary shares of Barclays PLC as of 31 December 2015, representing 6.6% of that class of shares.

d The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts (ADRs) with a ratio of 1 share to every 4 ADRs.

As at 27 February 2015 the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the following holdings of voting rights in its shares:

2014
Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital[a]	Number of warrants	% of total voting rights attached to issued share capital[a]

Qatar Holding LLC[b]	813,964,552	6.65	-	-

BlackRock, Inc[c]	822,938,075	5.02	-	-

The Capital Group Companies Inc[d]	861,142,569	5.22	-	-

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

As at 4 March 2014, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the following holdings of voting rights in its shares:

2013
Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital[a]	Number of warrants	% of total voting rights attached to issued share capital[a]

Qatar Holding LLC[b]	813,964,552	6.65	-	-

BlackRock, Inc[c]	805,969,166	7.06	-	-

The Capital Group Companies Inc[d]	809,174,196	5.03	-	-

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 323

Additional information

Disclosure controls and procedures

The Chief Executive, Jes Staley, and the Group Finance Director, Tushar Morzaria, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures of each of Barclays PLC and Barclays Bank PLC as at 31 December 2015, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

Change in Registrant’s Certifying Accountant

In 2015, in order to conform with the auditor rotation requirements of the final statutory audit services order published in October 2014 by the UK’s Competition and Markets Authority, which took effect in January 2015, the Board Audit Committee (through the Audit Tender Oversight Sub-Committee) conducted an external audit tender. Barclays did not request PwC to submit a tender proposal and PwC declined to stand for re-election as the Group’s auditor. Barclays identified KPMG as the preferred candidate for appointment as the new auditor and made a recommendation to the Board. The Board announced on 3 July 2015 that it had appointed KPMG as Auditor following the completion of the audit of the Barclay PLC and Barclays Bank PLC financial statements for the year ended 31 December 2016 and the audit of the effectiveness of internal control over financial reporting as of 31 December 2016. Accordingly, the engagement of PricewaterhouseCoopers LLP, Barclays’ current auditor, will not be renewed for 2017. The appointment of KPMG is subject to the approval of Barclays’ shareholders at the 2017 Annual General Meeting.

During the two years prior to 31 December 2015, (1) PwC has not issued any reports on the financial statements of Barclays PLC or Barclays Bank PLC or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles, and (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Barclays has provided PwC with a copy of the foregoing disclosure and has requested that PwC furnish Barclays with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of the letter, dated 1 March 2015, is filed herewith as Exhibit 15.2.

Board of Directors

John McFarlane, Chairman

John is Chairman of Barclays. John joined the Board as a non-executive Director in January 2015 and became Chairman at the conclusion of the AGM in April 2015. He is also a non-executive director of Westfield Corporation and Old Oak Holdings. He is chairman of TheCityUK and a member of the Financial Services Trade and Investment Board and the European Financial Roundtable. John was formerly chairman of Aviva plc, where he oversaw a transformation of the company, the board and management, making Aviva one of the UK’s best-performing financial institutions. For a brief period he was also chairman of FirstGroup plc. John has a strong track record as a CEO and subsequently as a chairman and brings to Barclays extensive experience of investment, corporate and retail banking, as well as insurance, strategy, risk and cultural change. John is a senior figure in global banking and financial services circles and is in his 40th year in the sector including 20 years as a board director, 10 years as CEO and more recently as chairman.

Jes Staley, Chief Executive, Executive Director

Jes Staley joined Barclays as Group Chief Executive on 1 December 2015. Jes has nearly four decades of extensive experience in banking and financial services. He worked for more than 30 years at JP Morgan, initially training as a commercial banker, and later advancing to the leadership of major businesses involving equities, private banking and asset management, and ultimately heading the company’s Global Investment Bank. Most recently, Jes served as Managing Partner at BlueMountain Capital.

Sir Gerry Grimstone, Deputy Chairman, Non-executive Director

Sir Gerry Grimstone is Deputy Chairman and Senior Independent Director of Barclays and chairs the Board Reputation Committee. He is also chairman of Standard Life plc, one of the UK’s largest savings and investments businesses. He is an independent non-executive board member of Deloitte LLP where he represents the public interest. Within the UK public sector, he is the lead non-executive on the board of the Ministry of Defence and is a member of HM Treasury’s Financial Services Trade and Investment Board. From 2012-2015, Gerry served as the chairman of TheCityUK, the representative body for the financial and professional services industry in the UK. Gerry has held a number of board appointments in the public and private sectors and has served as one of the UK’s Business Ambassadors. He was previously a senior investment banker at Schroders and ran businesses in London, New York and Asia Pacific. He specialised in mergers and acquisitions and capital-raising for major companies worldwide. Prior to that, he was an official in HM Treasury where he was responsible for privatisation and policy towards state-owned enterprises. Sir Gerry’s other current principal external appointments are the Financial Services Trade and Investment Board and The Shareholder Executive.

Mike Ashley, Non-executive Director

Mike joined the Board as a non-executive Director in September 2013. He was formerly head of quality and risk management for KPMG Europe LLP (ELLP), which forms part of the KPMG global network, where his responsibilities included the management of professional risks

324 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

and quality control. He was a member of the ELLP Board and was also KPMG UK’s designated Ethics Partner. Mike has over 20 years’ experience as an audit partner, during which he was the lead audit partner for several large financial services groups, most recently HSBC Holdings PLC and Standard Chartered PLC, and also for the Bank of England. Mike has an in depth understanding of auditing and the associated regulatory issues, with specific experience of large, global banks. Mike’s other current principal external appointments are Institute of Chartered Accountants in England and Wales’ Ethics Standards Committee (member), European Financial Reporting Advisory Group’s Technical Expert Group (vice chair), Charity Commission (board member), Government Internal Audit Agency (chairman) and International Ethics Standards Board for Accountants.

Tim Breedon, Non-executive Director

Tim was appointed to the Board as a non-executive Director in November 2012. Tim held a number of roles at Legal & General Group plc (L&G) before joining its board as group director (Investments) and becoming group chief executive. He was later an adviser to L&G, primarily with responsibilities in connection with Solvency II. Tim was a director of the Association of British Insurers (ABI), and also served as its chairman. He was also chairman of the UK Government’s non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK. Tim was a director of the Financial Reporting Council and was on the board of the Investment Management Association. Tim has over 25 years of experience in financial services and has extensive knowledge and experience of regulatory and government relationships. He brings to the Board the experience and knowledge of leading a financial services company, combined with an understanding of the UK and EU regulatory environment and risk management. His customer focus and understanding of investor issues, gained both at L&G and the ABI, is of particular relevance to Barclays. Tim’s other current principal external appointments are Apax Global Alpha Limited (chairman) and Marie Curie Cancer Care (trustee).

Crawford Gillies, Non-executive Director

Crawford joined the Board as a non-executive Director in May 2014. Crawford has over three decades of business and management experience, initially with Bain & Company, a firm of international management consultants, where he was managing director Europe from 2001 to 2005. While at Bain he worked with major companies in the UK, Continental Europe and North America across multiple sectors. Since 2007 he has been on the board of Standard Life plc, where he has chaired the remuneration committee. He was chairman of the law firm Hammonds, now Squire Sanders (2006 - 2009), has chaired Control Risks Group Holdings Ltd since 2007 and chaired Touch Bionics (2006 - 2011), an innovative medical device company. He joined the board of MITIE Group PLC in 2012. He has also held public sector posts in England and Scotland. He was an independent member of the Department of Trade and Industry (2002 - 2007) and chaired its Audit and Risk Committee (2003 - 2007). He is former Chairman of Scottish Enterprise and of the Confederation of British Industry in London. Crawford’s other current principal external appointments are as Non-executive Director SSE plc and Standard Life plc. Crawford intends to retire from his position at Standard Life plc in 2016.

Reuben Jeffery III, Non-executive Director

Reuben joined the Board in July 2009 as a non-executive Director. He is currently CEO, president and a director of Rockefeller & Co Inc. and Rockefeller Financial Services Inc. Reuben served in the US government as under secretary of State for Economic, Energy and Agricultural Affairs, as chairman of the Commodity Futures Trading Commission and as a special assistant to the President on the staff of the National Security Council. Before his government service, Reuben spent 18 years at Goldman, Sachs & Co where he was managing partner of Goldman Sachs in Paris and led the firm’s european financial institutions group in London. Prior to joining Goldman Sachs, Reuben was a corporate attorney with Davis Polk & Wardwell. Reuben has a broad range of financial services experience, particularly investment banking, and in addition brings extensive insight into the US political and regulatory environment. Reuben’s other current principal external appointments are International Advisory Council of the China Securities Regulatory Commission (member), Advisory Board of Towerbrook Capital Partners LP (member), Financial Services Volunteer Corps (Director) and the Advisory Board of J. Rothschild Capital Management Limited (member).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 325

Additional information

Wendy Lucas-Bull, Non-executive Director

Wendy was appointed to the Board as a non-executive Director in September 2013. She is currently chairman of Barclays Africa Group Limited (formerly Absa Group Limited), one of the largest financial services groups in Africa and majority owned by Barclays. She previously served as an executive director of Rand Merchant Bank and became chief executive of FirstRand Ltd’s retail businesses following the merger of Rand Merchant Bank and First National Bank. She has held senior board positions at the Development Bank of Southern Africa, the South African Financial Markets Advisory Board, Eskom, Aveng Ltd and Nedbank Group Limited. Wendy has also held positions on the boards of Telkom SA, Alexander Forbes Ltd, Dimension Data PLC and Anglo American Platinum Ltd. Wendy’s extensive experience provides the Board with valuable retail, commercial, asset management and investment banking expertise. Her widespread experience stems for board level positions in South African banks, having led some of South Africa’s blue chip companies, most notably as CEO of one of the largest retail banks in South Africa, serving as a senior executive of one of the major investment banks in South Africa, as well as providing consultancy services to the largest banks, financial exchanges and insurers in South Africa and internationally. As a CEO Wendy has a track record of successful financial turnaround and cultural transformation of a major South African bank. Her in-depth knowledge of banking in Africa also provides invaluable insight into banking in the region. Wendy has led or participated in a number of conduct related consultations throughout her career, and such knowledge and experience contribute greatly towards the discussion of culture at Barclays.

Tushar Morzaria, Group Finance Director, Executive Director

Tushar joined the Board and Group Executive Committee in October 2013 as Group Finance Director. Prior to this, he was CFO, corporate and investment bank at JP Morgan, a role he held on the merger of the investment bank and the wholesale treasury/security services business at JP Morgan. Prior to the merger, he was CFO of the investment bank and held other various roles during his career at JP Morgan.

Tushar qualified as an accountant at Coopers & Lybrand Deloitte and for most of his career he has worked in investment banking, having held various roles at SG Warburg, JP Morgan and Credit Suisse. Tushar has over 20 years of strategic financial management experience, which prove invaluable in his role as Group Finance Director.

Dambisa Moyo, Non-executive Director

Dambisa joined the Board in May 2010 as a non-executive Director. She is an international economist and commentator on the global economy, with a background in financial services. After completing a PhD in Economics, she worked for Goldman Sachs in the debt capital markets, hedge funds coverage and global macroeconomics teams. Dambisa has also worked for the World Bank and formerly served as a non-executive director of Lundin Petroleum AB (publ). Dambisa’s background as an economist, in particular her knowledge and understanding of global macroeconomic issues and African economic, political and social issues, provides an important contribution to the Board’s discussion of Barclays’ business and citizenship strategy. Dambisa’s other current principal external appointments are as non-executive director of SABMiller plc, Barrick Gold Corporation and Seagate Technology plc.

Frits van Paasschen, Non-executive Director

Frits was appointed to the Board as a non-executive Director in August 2013. Frits is an experienced director and CEO. He is the former CEO and president of Starwood Hotels and Resorts Worldwide Inc, one of the world’s largest hotel companies. He served as a non-executive director for two NYSE-listed companies, Jones Apparel Group and Oakley. He previously served as the CEO and President of Coors Brewing Company and has held various senior management positions with Nike, Inc. and Disney Consumer Products.

Frits’ extensive global and commercial experience and role as a CEO of an international business provides valuable strategic insight. In particular, his experience in developing and marketing brands, and a broad knowledge of enhancing business performance and the customer experience in a retail environment, is highly beneficial to many aspects of Barclays’ business.

326 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Diane de Saint Victor, Non-executive Director

Diane was appointed to the Board as a non-executive Director in June 2015. She is currently executive director, general counsel and company secretary of ABB Limited, the publicly listed international power and automation technologies company based in Switzerland.

Her responsibilities include Head of Legal and Integrity Group. She was formerly senior vice president and general counsel of The Airbus Group, formerly EADS Group, the European aerospace and defence company. Diane’s legal experience and her knowledge of regulatory and compliance matters allows her to provide a unique perspective to the Board and its Committees.

Diane Schueneman, Non-executive Director

Diane was appointed to the Board as a non-executive Director in June 2015. Diane has extensive experience in managing global, cross-discipline business operations, client services and technology in the financial services industry. She spent 37 years with Merrill Lynch and held senior roles with responsibility for banking, brokerage services and technology provided to the company’s retail and middle market clients, and latterly for IT, operations and client services worldwide as senior vice president and head of global infrastructure solutions. As a consultant at McKinsey & Company she advised the IRS Commissioner in the US and has held a number of non-executive directorships.

Steve Thieke, Non-executive Director

Steve was appointed to the Board as a non-executive Director in January 2014. He has four decades of experience in financial services, both in regulation and investment banking. Steve worked for the Federal Reserve Bank of New York for 20 years, where he held several senior positions in credit and capital market operations and banking supervision and later he became a non-executive director at the FSA. He has also held senior roles in investment banking and risk management with JP Morgan, where he spent ten years. He was head of the fixed income division, co-head of global markets, president and chairman of JP Morgan Securities, Inc. and head of the corporate risk management group, retiring from JP Morgan in 1999. He has significant board level experience, both in executive and non-executive roles, including spending seven years as a director of Risk Metrics Group, where latterly he served as chairman of the board, and nine years on the board of PNC Financial Services Group, Inc.

Group Executive Committee

Jes Staley, Group Chief Executive, Executive Director

See above for full biography.

Tushar Morzaria, Group Finance Director, Executive Director

See above for full biography.

Robert Le Blanc, Chief Risk Officer

Robert joined Barclays in 2002 as Head of Risk Management for the Investment Bank, and has been the Chief Risk Officer for the Group since 2004. Prior to joining Barclays, Robert spent most of his career at JP Morgan in the capital markets, fixed income, emerging market and credit and risk management areas in New York and London. Robert has been a member of the Group Executive Committee since November 2009. From May 2016, Robert will become Vice Chair of Risk and Strategy.

Michael Harte, Chief Operations and Technology Officer

Michael joined Barclays in July 2014, becoming a member of the Group Executive Committee. Before joining Barclays, Michael was group executive of enterprise services and chief information officer at the Commonwealth Bank of Australia Group (CBA), where he was responsible for group-wide retail and institutional banking systems and operations, brokerage, wealth and asset management systems. Together with his team, Michael transformed CBA into one of the most respected, customer focused and technology leading banks in the world: one of only 8 AA rated banks and top ten by market capitalisation. In his earlier career, Michael held the posts of executive vice president, chief information officer, IT and operations and technology posts at PNC Financial Services Group, Inc (2001-2006, New York) and at Citigroup (1996-2001, London and New York).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 327

Additional information

Bob Hoyt, Group General Counsel

Bob joined Barclays as Group General Counsel designate in October 2013 and became Group General Counsel in November 2013, responsible for all legal issues across Barclays. Bob is also a member of the Group Executive Committee. Bob joined Barclays from PNC Financial Services Group, where he was general counsel and chief regulatory affairs officer, having previously served as deputy general counsel since 2009. Prior to then he held roles in public service as general counsel at the US Department of the Treasury 2006-2009, and as special assistant and associate counsel at the White House. Bob spent much of the early part of his career in private practice, specialising in securities, litigation and corporate.

Tom King, Chief Executive, Investment Bank

Tom is Chief Executive of the Investment Bank. He is also a member of the Group Executive Committee. Tom joined Barclays in December 2009 as Head of Investment Banking Division (IBD), EMEA, and Co-Head of Global Corporate Finance. In April 2012, he assumed additional responsibility for jointly overseeing the newly combined Corporate Finance/M&A team. He was appointed Deputy Head of IBD in October 2012, and became Head of IBD in March 2013. Tom was appointed Co-Chief Executive of Corporate and Investment Banking on 1 May 2013 and joined the Group Executive Committee, in addition to his Investment Banking responsibilities. Previously, Tom was at Citigroup where he was most recently head of banking for EMEA. Tom joined Salomon Brothers in 1989 and moved to London in 1999 when he was appointed global head of mergers and acquisitions. He was named head of EMEA Investment Banking in 2005, and head of the combined Corporate and Investment Bank in 2008.

Jonathan Moulds, Group Chief Operating Officer

Jonathan joined Barclays in February 2015 as Group Chief Operating Officer. He also is a member of the Group Executive Committee. Jonathan began his career in finance with Chicago Research and Trading, which was acquired by Bank of America. Jonathan remained at Bank of America Merrill Lynch for over 15 years until 2012 holding a number of positions including head of Latin America, Canada and Europe, head of risk for global markets and head of international global markets. Latterly, Jonathan was Head of Bank of America Merrill Lynch Europe and CEO of Merrill Lynch International. More broadly, Jonathan has been a board member for bodies such as the Association of Financial Markets, Europe and the Global Markets Association. Jonathan is a renowned patron of the arts and was appointed CBE in the 2015 New Year Honours list for his services to philanthropy.

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

Tristram Roberts, Group Human Resources Director

Tristram is the Group Human Resources Director. Tristram joined Barclays in July 2013 as HR Director for the Investment Bank. He expanded his remit in May 2014 to include HR responsibilities for Barclays Non-Core, and became the Group HR Director in December 2015. Prior to Barclays, Tristram was head of human resources for global functions and operations & technology at HSBC Holdings PLC, as well as group head of performance and reward. Previously, he was group reward and policy director for Vodafone Group plc. Tristram began his career in consulting. He became a partner with Arthur Andersen in 2001 and was subsequently a partner with both Deloitte and KPMG.

328 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Michael Roemer, Group Head of Compliance

Mike joined Barclays in January 2011 as the Head of Internal Audit, before becoming Group Head of Compliance in January 2014 and joining the Group Executive Committee. Mike joined Barclays from CIT Group where he was the chief auditor, reporting directly to the board audit committee and having global responsibility for CIT Group’s internal audit function. Mike has 27 years’ experience in internal audit, with 23 years of that time spent at JP Morgan. Mike currently serves on the advisory board of the Make-A-Wish Foundation of Metro New York where he is audit committee chair. He also serves on the board of Ronald McDonald House of New York, Inc. where he is also audit committee chair.

Amer Sajed, Interim CEO, Barclaycard

Amer is the Interim CEO of Barclaycard. He is also a member of the Group Executive Committee. Prior to his appointment as interim CEO for Barclaycard, Amer served as CEO for Barclaycard US. During his five years leading the US business it doubled in size to rank as one of the top ten credit card companies locally. Amer joined Barclaycard in August of 2006. Before assuming the US post, he was Chief Executive Officer for UK Cards. From 2010 to 2012, Amer also oversaw the South African Cards Issuing and Acquiring businesses. Before coming to Barclays, Amer worked at Citigroup for 20 years in various roles – most recently overseeing the travel and affluent segment. Previously, he served in senior finance roles.

Ashok Vaswani, CEO, Personal and Corporate Banking

Ashok is responsible for the Personal and Corporate Bank. Ashok joined Barclays in 2010, managing the credit card business across the UK, Europe and the Nordics, joining the board of Entercard Holdings AB. He went on to manage Barclays in Africa and then became CEO for Retail and Business Banking, covering Europe, Africa and the UK. Prior to Barclays, Ashok was a partner at Brysam Global Partners, a New York City based private equity firm focused on building retail financial service businesses in emerging markets. Ashok spent 20 years with Citigroup working in Asia, Middle East, Central Asia, Europe and North America, his last position being CEO of the global consumer bank in Asia Pacific. Ashok is on the advisory board of S. P. Jain Institute of Management and has served on the advisory board of Insead Singapore and Visa Asia Pacific. He is founder director of Lend-a-Hand, a non-profit organisation focused on economic development in India. Ashok represents Barclays as a non-executive director on the board of Barclays Africa Group Limited (formerly Absa Group Limited), having been appointed in February 2013. Ashok has been a member of the Group Executive Committee since October 2012.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 329

Additional information

Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)

Section 13(r) of the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by US or other law even if conducted outside the US by non-US companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2015, the period covered by this annual report, or in relation to activity we became aware of in 2015 relating to disclosable activity prior to the reporting period. Barclays earned total revenue of less than £28,000 from the activities disclosed below.

Legacy guarantees

Barclays entered into several guarantees for the benefit of Iranian banks between 1993 and 2006 in connection with the supply of goods and services by Barclays’ customers to Iranian buyers. These were counter guarantees issued to the Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were then designated as Specially Designated Nationals (“SDNs”) by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). In addition, Barclays entered into similar guarantees between 1993 and 2005 for the benefit of a Syrian bank that is now an OFAC SDN. Some of the underlying buyers related to the Syrian guarantees have also been designated as OFAC SDNs.

The guarantees have been issued with the following conditions:

(i)	On an “extend or pay” basis, where until there is full performance under the contract to provide goods and/or services, the terms of the guarantee require Barclays to either maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or

(ii)	Where Barclays obligations can only be discharged with the consent of the beneficiary, or counterparty.

Barclays is not able to exit its obligations under the guarantees unilaterally, and thus maintains a limited legacy portfolio of these guarantees. The guarantees were in compliance with applicable laws and regulations at the time at which they were entered into. Revenue in the amount of less than £15,000 was received in the year ended 31 December 2015. Any payments made under the guarantees are made in compliance with applicable laws and regulations. Barclays intends to terminate each of these legacy guarantees if the applicable law changes so as to allow it.

Lease payments

Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London to house a Barclays bank branch. NIOC is the custodian trustee for the NIOC Pension Fund. The lease is for 60-years, contains no early termination clause and has 24 years remaining. Barclays makes quarterly lease payments to Naft Trading and Technology Ltd, a wholly-owned subsidiary of the NIOC Pension Fund in respect of this lease. NIOC is wholly owned by the Iranian Government and is an SDN. In December 2012, NIOC Pension Fund was sanctioned in the UK, by HM Treasury. From this point lease payments were made to a frozen account at Turkiye Is Bankasi in line with UK regulations. However, in 2014, Turkiye Is Bankasi refused to accept any further payments into the frozen account. Since then, no further lease payments have been made and Barclays continues to accrue ongoing rental payments on its books. In 2015 an additional payment of under £6,000 was made directly to a UK supplier by Barclays in respect of the upkeep of the branch.

330 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Local Clearing Systems

Banks in the United Arab Emirates (“UAE”), including certain of the Iranian banks that are or were OFAC SDNs, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, and its participation in the UAE Clearing Systems is in compliance with applicable law and regulations. However, in order to help mitigate the risk of participating in transactions in which participant Iranian OFAC SDN banks may be involved, Barclays has implemented restrictions relating to its participation in the UAE Image Cheque Clearance System (ICCS), the UAE Funds Transfer System (FTS), the Direct Debit System (DDS) Automated Teller Machine (ATM) / Cheque Deposit Machine (CDM) activity as well as restricting activity via the Wages Protection Scheme (WPS). Barclays attributed no revenue in 2015 from the OFAC SDN banks in relation to its participation in the UAE Clearing Systems.

Commercial mortgage

On 24 May 2013, a Barclays customer and its director were designated by OFAC under the Non-Proliferation and Weapons of Mass Destruction (“NPWMD”) regime. The customer continues to hold a commercial mortgage with Barclays. The terms and conditions of the commercial mortgage do not allow for an early exit and Barclays is legally required to maintain the loan until the maturity date or until the customer defaults on payments. Repayments of the mortgage by the customer are being made in accordance with applicable laws and regulations. Revenues earned by Barclays in 2015 were less than £19,000.

New OFAC notification

On 6 September 2012 “Organization for Peace and Development Pakistan” opened an account in Pakistani Rupees with Barclays Pakistan. On 7 April 2015 OFAC issued a notification advising that the “Organization for Peace and Development Pakistan” was a new alias for an already sanctioned entity, Revival of Islamic Heritage Society, which has been designated under the OFAC Specifically Designated Global Terrorist (“SDGT”) regime. It has also been listed by the European Union (“EU”) and in the UK by HM Treasury (“HMT”) under the Al Qaida Terrorism and

Terrorism Financing regime since January 2002. At the time the account was opened, Barclays Pakistan was not aware of the links to the designated entity. The account was identified on 7 April 2015, following the OFAC notification and was frozen by Barclays on 9 April 2015.

The account was closed on 12 May 2015 and the funds were held in an account in Barclays Bank Pakistan, pending the sale of Barclays Bank Pakistan to Habib Bank Ltd on 15 June 2015. A licence was granted by HMT to transfer the account to Habib Bank Ltd on 26 June 2015 (AFU/2015/015). The Barclays Bank PLC account holding the frozen funds was transferred to Habib Bank Ltd on 28 August 2015 in accordance with the licence. Barclays derived no revenue in relation to this account.

Review of designation

Mohammad Moinie, an existing customer, was designated by OFAC as a Special Designated National (SDN) on 6 September 2013, under EO 13599. In April 2015 Barclaycard identified the customer as the SDN designated by OFAC.

A review of the customer’s account established the account was held in GBP. No US nexus was identified in relation to any transactions undertaken on the account. The relationship was exited on 1 June 2015. Barclays derived no revenue throughout its relationship with the customer.

Identification of payments involving OFAC designated entity

In 2015, Barclays identified that payments to its customer, a media company, had potentially been received indirectly from Press TV via a third party in relation to a weekly news show on Press TV. Press TV is designated by OFAC due to its Iranian government ownership. Payments totalling GBP 138,040.00 have been received by the customer from that third party since April 2013. The accounts of the customer and associated persons were closed in February 2016. Revenue derived in 2015 from all account activity was less than £250.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 331

Additional information

Payment relating to exports to Iran

In April 2015 Barclays established that it had processed an inbound US dollar payment on 27 October 2014, for which the ultimate remitter was located in Iran. The transaction related to the export of video surveillance products from the UK to Iran, for use on commercial aircraft belonging to state owned entity, ATA Airlines, located in Iran.

A voluntary disclosure of the possible violation of the Iranian Transactions Sanctions Regulations (31 CFR Part 560) under the Economic Sanctions Enforcement Procedures of OFAC, 31 CFR Part 501, Appendix A was made to OFAC on 22 October 2015. There were no US origin goods involved. Furthermore, there was no breach of UK/EU regulations as the payment was below reporting threshold and a UK licence was held for the export of the goods involved. Revenues earned by Barclays were less than GBP 10.00 in 2014, but the case was not identified for disclosure in the 20F filed in March 2015. No revenue was derived in 2015.

The customer’s transactional accounts are to be exited.

Ministry of Industry, Mine and Trade

During 2015, a payment from 2014 was identified as disclosable. The payment was from a London-based Barclays customer made a payment in favour of an entity in Kazakhstan called Joint Stock Company KTZ Express. The payment was stopped in sanctions screening due to a system match unrelated to Iran. However, it was subsequently released based on information provided by the customer that the final destination of the goods was Istanbul and that there was no direct or indirect involvement of any sanctioned countries.

A return of the funds was received in April 2014 from KTZ Express in favour of the Barclays customer and contained the reference “Prepayment return due to unperformed services”. The customer advised Barclays that the seller of the wheat was unable to supply the wheat and that the order was never fulfilled. In response to a Barclays request, the US correspondent bank supplied a copy of the invoice which showed the Government of Iran (the Ministry of Industry, Mine and Trade) as the intended recipient of the wheat and appears to show the customer was acting on behalf of the Government of Iran.

Less than GBP 10.00 of revenue was derived by Barclays in 2014. No revenue was derived in 2015.

332 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Summary of Certain Share and Cash Plans and Long-Term Incentive Plans

Summary of Barclays Group share and cash plans and long-term incentive plans

Barclays operates a number of share and cash plans and long-term incentive plans. The principal plans used for awards made in or, in respect of, the 2015 performance year are shown in the table below. Awards are granted either by the plan trustee or by the Board Remuneration Committee, and are subject to the applicable plan rules. Barclays has a number of employee benefit trusts which operate with these plans. In some cases the trustee purchases shares in the market to satisfy awards; in others, new issue or treasury shares may be used to satisfy awards where the appropriate shareholder approval has been obtained. Maria Ramos, a member of the Executive Committee and Chief Executive of Barclays Africa Group Limited, also participates in share and cash plans and long-term incentive plans of Barclays Africa Group Limited.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 333

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

–  Awarded on a discretionary basis with participation reviewed by the Committee

–  Awards only vest if the risk-adjusted performance conditions are satisfied over a three year period

–  Vesting is subject to malus, suspension provisions and the other provisions of the rules of the plan

–  For awards made for the 2013-2015 performance period, 50% of any Barclays shares released (after payment of tax) will be subject to an additional two year holding period

–  For awards made for the 2014-2016 performance period, any Barclays shares released (after payment of tax) will be subject to an additional two year holding period

–  For the awards made for 2015-2017, any Barclays shares released (after payment of tax) will be subject to an additional two year holder period.

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

–  Participation on a discretionary basis

–  Risk-adjusted performance conditions vary by business unit to reflect applicable business strategy

–  Minimum plan duration is between three and five years (depending on plan)

–  Award is subject to malus provisions and provisions of the plan rules

–  Participation may cease if the participant leaves Barclays other than for eligible leaver reasons

–  No new awards under business unit long-term incentive plans are expected to be made in 2016

Sharesave	All employees in the UK and Ireland	Yes	Options over Barclays shares at a	– HMRC approved in the UK and approved by the Revenue Commissioners in Ireland

334 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

–  On cessation of employment, eligible leavers may exercise options and acquire shares to the extent of their savings for six months

–  On change of control, participants may exercise options and acquire shares to the extent of their savings for six months

–  At 31 December 2015, executive Directors and officers of Barclays PLC (involving 32 persons) held options to purchase a total of 17,206 (2014: 30,398) Barclays PLC ordinary shares of 25p each at prices ranging from 133.01p to 178p under Sharesave. The expiry dates on these options range from 1 May 2016 to May 1 2019.

Sharepurchase	All employees in the UK	Yes	Barclays shares and dividend/matching shares held in trust for three to five years

–  HMRC approved plan

–  Participants may purchase up to £1,800 of Barclays shares each tax year

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 335

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

In this section we describe the approaches and strategies for managing risks at Barclays. It contains information on how risk management functions are organised, how they ensure their independence and foster a sound risk culture throughout the organisation.

▪	A discussion of how our risk management strategy is designed to foster a strong risk culture is contained on pages 337 and 338

▪	A governance structure, encompassing the organisation of the function as well as executive and Board committees, supports the continued application of the Enterprise Risk Management Framework (ERMF). This is discussed in pages 338 to 341

▪	The ERMF sets out the tools, techniques and organisational arrangements to ensure all material risks are identified and understood (see pages 344 and 345)

▪	Pages 346 to 353 describe group-wide risk management tools that support risk management, ExCo and the Board in discharging their responsibilities, and how they are applied in the strategic planning cycle.

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

This section outlines the Group’s strategy for managing risk and how risk culture has been developed to ensure that there is a set of objectives and practices which are shared across the Group. It provides details of the Group’s governance, specific information on policies that the Group determines to be of particular significance in the current operating environment, committee structures and how responsibilities are assigned. The last part of the section provides an insight into how risk management is part of the strategy setting process, including the planning process, the setting of risk appetite and stress testing across the Group.

Risk Management Strategy

The Group has clear risk management objectives and a well-established strategy to deliver them through core risk management processes.

At a strategic level, the Group’s risk management objectives are to:

▪	identify the Group’s significant risks

▪	formulate the Group’s risk appetite and ensure that business profile and plans are consistent with it

▪	optimise risk/return decisions by taking them as close as possible to the business, while establishing strong and independent review and challenge structures

▪	ensure that business growth plans are properly supported by effective risk infrastructure

▪	manage risk profile to ensure that specific financial deliverables remain achievable under a range of adverse business conditions

▪	help executives improve the control and co-ordination of risk taking across the business.

A key element in the setting of clear management objectives is the Enterprise Risk Management Framework (ERMF), which sets out key activities, tools, techniques and organisational arrangements so that material risks facing the Group are identified and understood, and that appropriate responses are in place to protect Barclays and prevent detriment to its customers, employees or community. This will help the Group meet its goals, and enhance its ability to respond to new opportunities.

The ERMF covers those risks incurred by the Group that were foreseeable, continuous, and sufficiently material to merit establishing specific Group-wide control frameworks. These are known as Principal and Key Risks (see Principal and Key Risks on page 345 for more information).

The aim of the risk management process is to provide a structured, practical and easily understood set of three steps - Evaluate, Respond and Monitor (the E-R-M process) - that enables management to identify and assess risks, determine the appropriate risk response, and then monitor the effectiveness of the risk response and changes to the risk profile.

▪ Evaluate: risk evaluation must be carried out by those individuals, teams and departments who manage the underlying operational or business process, and so are best placed to identify and assess the potential risks, and also include those responsible for delivering the objectives under review.

▪ Respond: the appropriate risk response effectively and efficiently ensures that risks are kept within appetite, which is the level of risk that the Group is prepared to accept while pursuing its business strategy. There are three types of response: i) accept the risk but take necessary mitigating actions such as use of risk controls; ii) stop the existing activity/do not start the proposed activity; or iii) continue the activity but transfer risks to another party via use of insurance.

▪ Monitor: once risks have been identified and measured, and controls put in place, progress towards objectives must be tracked. Monitoring must be ongoing and can prompt re-evaluation of the risks and/or changes in responses. Monitoring must be carried out proactively. In addition to “reporting”, it includes ensuring risks are maintained within risk appetite and checking that controls are functioning as intended and remain fit for purpose.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 337

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The process is orientated around material risks impacting delivery of objectives, and is used to promote an efficient and effective approach to risk management. This three step risk management process:

▪	can be applied to every objective at every level in the bank, both top-down or bottom-up

▪	is embedded into the business decision making process

▪	guides the Group’s response to changes in the external or internal environment in which existing activities are conducted

▪	involves all staff and all three lines of defence (see pages 343 and 344).

Governance structure

Risk exists when the outcome of taking a particular decision or course of action is uncertain and could potentially impact whether, or how well, the Group delivers on its objectives.

The Group faces risks throughout its business, every day, in everything it does. Some risks are taken after appropriate consideration – such as lending money to a customer. Other risks may arise from unintended consequences of internal actions, for example an IT system failure or poor sales practices. Finally, some risks are the result of events outside the Group but which impact its business – such as major exposure through trading or lending to a market counterparty which later fails.

All employees must play their part in the Group’s risk management, regardless of position, function or location. All employees are required to be familiar with risk management policies that are relevant to their activities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the ERMF (see Risk governance and assigning responsibilities for more information on page 343), risk management processes and governance arrangements.

Furthermore, from March 2016 members of the Board, Executive Committee and a limited number of specified senior individuals will be subject to additional rules included within the Senior Managers Regime (SMR), which clarifies their accountability and responsibilities. Members of the SMR are held to four additional specific rules of conduct in which they must:

▪	take reasonable steps to ensure that the Group is effectively controlled

▪	take reasonable steps to ensure that the Group complies with relevant regulatory requirements and standards

▪	take reasonable steps to ensure that any delegated responsibilities are to the appropriate individual and that the delegated responsibilities are effectively discharged

▪	disclose appropriately any information to the FCA or PRA, which they would reasonably expect to made aware of.

There are three key Board-level forums which review and monitor risk across the Group. These are: The Board itself, the Board Risk Committee and the Board Reputation Committee.

The Board

One of the Board’s (Board of Directors of Barclays PLC) responsibilities is the approval of risk appetite (see the Risk Management and Strategy section on page 346), which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set out in the ERMF.

338 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The Board Risk Committee (BRC)

The BRC monitors the Group’s risk profile against the agreed financial appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BRC is comfortable with them. After each meeting, the Chair of the BRC prepares a report for the next meeting of the Board. All members are non-executive Directors. The Group Finance Director (GFD) and the Chief Risk Officer (CRO) attend each meeting as a matter of course.

The BRC also considers the Group’s risk appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

The BRC receives regular and comprehensive reports on risk methodologies, the effectiveness of the risk management framework, and the Group’s risk profile, including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the CRO or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities.

The Board Audit Committee (BAC)

The BAC receives regular reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, and quarterly papers on accounting judgements (including impairment). It also receives a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chairman of the BAC also sits on the BRC.

The Board Reputation Committee (RepCo)

The RepCo reviews management’s recommendations on conduct and reputational risk and the effectiveness of the processes by which the Group identifies and manages these risks. It also reviews and monitors the effectiveness of Barclays’ Citizenship strategy, including the management of Barclays’ economic, social and environmental contribution.

In addition, the Board Audit and Board Remuneration Committees receive regular risk reports to assist them in the undertaking of their duties.

The Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance from the BRC, regular updates on the risk profile and proposals for the ex-ante and ex-post risk adjustments to variable remuneration. These inputs are considered in the setting of performance incentives.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are presented in the Board of Directors section on pages 3 and 4 of the 2015 Form 20-F. The terms of reference and additional details on membership and activities for each of the principal Board Committees are available from the Corporate Governance section at: home.barclays/corporategovernance.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 339

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The CRO is a member of the Executive Committee and has overall day-to-day accountability for risk management under delegated authority from the Chief Executive Officer (CEO). The CEO is accountable for proposing a risk appetite that underpins the strategic plan to the Board for approval, and the CRO is responsible for providing oversight, advice and challenge to the CEO, and preparing and recommending the Group’s risk appetite to the CEO and the Board. Risk appetite therefore sets the ‘tone from the top’ and provides a basis for ongoing dialogue between management and Board level around the Group’s current and evolving risk profile.

The CRO manages the independent risk function and chairs the Financial Risk Committee (FRC) and the Operational Risk Review Forum (ORRF), which monitor the Group’s financial and non-financial risk profile relative to agreed risk appetite. Principal Risk Officers (PROs), reporting to the CRO and supported by Key Risk Officers (KROs) where appropriate, are responsible for establishing a Group-wide framework for oversight of the relevant risks and controls. Their teams liaise with each business as part of the monitoring and management processes.

In addition, each business has an embedded risk management function, headed by a Business Chief Risk Officer (BCRO). BCROs and their teams are responsible for assisting business heads in the identification and management of their business risk profiles and for implementing appropriate controls. These teams also assist Central Risk in the formulation of Group policies and their implementation across the businesses. The BCROs’ report jointly to the CRO and to their respective business heads.

The Risk Executive Committee is responsible for the effectiveness and efficiency of risk management and embedding a strong risk culture, approval of the Group’s risk governance framework, and agreement and endorsement of the overall infrastructure strategy for the risk function. It is also the senior decision making forum for the risk function, excluding matters relating to the risk profile. It is chaired by the CRO with a membership comprising senior risk management.

The CEO must consult the Chairman of the BRC in respect of the CRO’s performance appraisal and compensation, as well as all appointments to or departures from the role.

340 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The Group Treasurer heads the Group Treasury function and chairs the Treasury Committee which:

▪	manages the Group’s liquidity, maturity transformation and structural interest rate exposure through the setting of policies and controls

▪	monitors the Group’s liquidity and interest rate maturity mismatch

▪	monitors usage of regulatory and economic capital

▪	has oversight of the management of the Group’s capital plan.

The Head of Compliance chairs the Conduct and Reputation Risk Committee (CRRC) which assesses the quality of the application of the Reputation and Conduct Risk Control Frameworks. It also recommends conduct risk appetite, sets policies to ensure consistent adherence to that appetite, and reviews known and emerging reputational and conduct related risks to consider if action is required.

Barclays’ risk culture

In Barclays, risk culture refers to the combination of the individual and collective norms, values, attitudes and behaviours of all of employees, in relation their awareness of risk, and how they take and manage risk.

The taking of risk is a fundamental part of banking, and so for Barclays to be successful it must have good risk management practices underpinned by a strong risk culture. To ensure that this is achieved all colleagues are required to:

▪	understand that risk management is important in all of our activities

▪	have an awareness and sensitivity to the risk issues which could arise in their individual roles

▪	take risk issues and considerations fully into account, before taking decisions and acting

▪	have good practices on how they manage risk on an ongoing basis as appropriate:

–	recognise when they are taking risk

–	discuss and debate risks

–	take action to manage and mitigate risks

–	escalate risks where necessary

–	identify areas for improvement and learn from mistakes

–	seek to remediate and improve how we manage risk.

▪	Value and promote these habits, practices and behaviours.

There is a focus on four key areas that evidence a strong risk culture: tone from the top; accountability; effective communication and challenge; and incentives.

Tone from the top

Leaders should demonstrate through their everyday behaviours the importance of strong risk management and ensure that their teams have sufficient resource and capability to manage the risk environment.

Achieving good outcomes for customer and clients is central to colleagues’ approach to managing risk and managers will ensure that their teams identify and resolve risk issues within agreed timeframes and learn from mistakes to avoid repeating them.

Accountability

Barclays has implemented and operates a strong Risk Governance framework and ensures that colleagues understand the business processes, as well as the associated risks relevant to their role and the level of risk they can take, which is consistent with the Group’s risk appetite.

Colleagues must actively manage risk, believe it is the right thing to do and take personal responsibility for risk management issues.

Effective Communication and Challenge

Barclays ensures that colleagues feel empowered and supported to raise issues and that those issues are then appropriately escalated, investigated and reported.

Incentives

The Group’s desired risk management behaviours are supported by appropriate recruitment, performance, reward and promotion decisions. It also ensures that wrong behaviour is defined and that there are visible consequences to such actions.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 341

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Sustaining a sound risk culture

Barclays uses a variety of tools to sustain its risk culture including, for example, employee training, semi-annual performance reviews and adjustments to compensation. Employees are provided with regular role-specific mandatory quarterly training courses, which deliver training across the breadth of risk topics; with further optional training courses continuously available.

Semi-annual performance reviews include an assessment of risk and control performance, which is also considered as part of promotion decisions, particularly to Managing Director.

Risk performance is also measured (in the form of employee breaches and any involvement in other risk events) and taken into consideration for compensation purposes.

Risk Appetite and the ‘Tone from the top’

Communicating and enforcing risk appetite in all businesses creates a common understanding and fosters debate around what types of risks are acceptable, and what levels of risk are appropriate at business and Group level.

To develop a consistently strong risk culture across the Group, clear statements have been communicated as to the Group risk appetite for all risk types. In particular, risk appetite:

▪	articulates the types and level of risk we are willing to take and why, to enable specific risk taking activities. It also specifies those risks the Group seeks to avoid and why, to constrain specific risk taking activities

▪	is embedded within key decision-making processes including business planning, mergers and acquisitions, new product approvals and business change initiatives

▪	provides a framework for performance management and disciplinary consequences in cases of breach

▪	is implemented under the direct leadership of the CEO, who is responsible for leading, managing and organising executive management to achieve execution of the strategy and business plans in line with risk appetite

▪	is owned by the Board.

Improvements to the approach in 2015 have delivered further embedment within the businesses, and improved alignment with stress testing. See risk appetite on page 346 and 347 for more information.

Supporting colleagues to manage risk – in the right way

By supporting colleagues to manage risk in the right way, the Group seeks to ensure that all risk managers share the Barclays’ Values and to promote a common understanding of the role that risk management plays:

▪	risk management capability and ability to act in a risk aware manner forms part of the assessment process for all new employees and promotion candidates globally

▪	management of risk and control is assessed as part of the annual performance appraisal process for all colleagues globally. Positive risk management behaviours will be rewarded

▪	the “Being Barclays” global induction programme supports new colleagues in understanding how risk management culture and practices support how the Group does business and the link to the Barclays’ values

▪	leadership master classes cover the building, sustaining and supporting a trustworthy organisation and are offered to colleagues globally.

Learning from our mistakes

Learning from mistakes is central to the Group’s culture and values, demonstrating a commitment to excellence, service and stewardship and taking accountability for failure as well as success. The Group seeks to learn lessons on a continuous basis to support achievement of strategic objectives; operational excellence and to meet commitments to stakeholders, including colleagues, customers, shareholders and regulators.

Barclays has implemented a Group Lessons Learnt Standard as part of the ERMF, setting out requirements for completing Lessons Learnt Assessments in response to significant events. The approach to Lessons Learnt builds on the process established for operational risk in

342 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

2012 and fulfils the Group’s Salz commitments by ensuring a consistent and effective approach applicable to all Principal Risks. The approach is directly aligned to the three lines of defence model (see below), with businesses and functions accountable for undertaking lessons learnt assessments; Principal and Key Risk Officers providing input, oversight and challenge; with independent review by internal audit.

Core components of the Lessons Learnt approach include:

▪	defined triggers for when lessons learnt assessments must be completed

▪	requirements and guidance for root cause analysis to identify the causes of events within the Group

▪	templates to ensure conclusions are reported consistently throughout management committees

▪	a central system to record completed lessons learnt assessments and to facilitate sharing across the Group.

Since its launch at the end of 2014, Lessons Learnt approach continues to evolve and an enhanced approach will be launched in 2016.

Risk governance and assigning responsibilities

Responsibility for risk management resides at all levels of the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. These responsibilities are distributed so that risk/return decisions are: taken at the most appropriate level; as close as possible to the business; and are subject to robust and effective review and challenge. Responsibility for effective review and challenges resides at all levels.

The ERMF articulates a clear, consistent, comprehensive and effective approach for the management of all risks within the Group and creates the context for setting standards and establishing the right practices throughout the Group. It sets out a philosophy and approach that is applicable to the whole bank, all colleagues and to all types of risk. The ERMF sets out the key activities required for all employees to operate Barclays’ risk and control environment with specific requirements for key individuals, including the CRO and CEO, and the overall governance framework designed to support its effective operation. See risk culture on page 341 for more information.

The ERMF supports risk management and control by ensuring that there is a:

▪	sustainable and consistent implementation of the three lines of defence across all businesses and functions

▪	clear segregation of activities and duties performed by colleagues across the whole bank

▪	framework for the management of Principal Risks

▪	consistent application of risk appetite across all Principal Risks

▪	clear and simple policy hierarchy.

Three lines of defence

The enterprise risk management process is the ‘defence’ and organising businesses and functions into three ‘lines’ enhances the E-R-M process by formalising independence and challenge, while still promoting collaboration and the flow of information between all areas. The three lines of defence operating model enables the Group to separate risk management activities:

First line: Manage operational and business processes; design, implement, operate, test and remediate controls

First line activities are characterised by:

▪	ownership of and direct responsibility for the Group’s returns or elements of its results

▪	ownership of major operations, systems and processes fundamental to the operation of the bank

▪	direct linkage of objective setting, performance assessment and reward to profit and loss performance.

With respect to risk management the first line responsibilities include:

▪	taking primary accountability for risk identification, ownership, management and control (including performance of portfolios, trading positions, operational risks etc.) within approved mandate, as documented under the Key Risk Control Frameworks, including embedding a supportive risk culture

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 343

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

▪	collaborating with second line on implementing and improving risk management processes and controls

▪	monitoring the effectiveness of risk controls and the risk profile compared to the approved risk appetite

▪	maintaining an effective control environment across all risks, processes and operations arising from the business, including implementing standards to meet Group policies.

Second Line: Oversee and challenge the first line, and provide second line risk management activity.

Second line activities are characterised by:

▪	oversight, monitoring and challenge of the first line of defence activities

▪	design, ownership or operation of Key Risk Control Frameworks impacting the activities of the first line of defence

▪	operation of certain second line risk management activities (e.g. financial rescue of a firm)

▪	no direct linkage of objective setting, performance assessment and reward to revenue (measures related to mitigation of losses and balancing risk and reward are permissible).

With respect to risk management the second line of defence responsibilities include:

▪	defining the ERMF

▪	establishing the policy architecture for the Key Risks, including Key Risk Control Frameworks, policies, and standards

▪	defining delegated discretions and setting limits within the control frameworks to empower risk taking by the first line

▪	assisting in setting the direction of the portfolio to achieve performance against risk appetite

▪	may define and operate approval processes for certain decisions within the second line to protect the Group from material risks

▪	communicating, educating and advising the first line on their understanding of the risk framework and its requirements

▪	collaborating with the first line to support business growth and drive an appropriate balance between risk and reward without diminishing the independence from the first line

▪	reporting on the effectiveness of the risk and control environment to executive management and Board committees.

Third line: Provide assurance that the E-R-M process is fit-for-purpose, and that it is being carried out as intended

Third line activities are characterised by:

▪	providing independent and timely assurance to the Board and Executive Management over the effectiveness of governance, risk management and control.

With respect to risk management the third line of defence responsibilities include:

▪	assessing the effectiveness of risk management and risk mitigation in the context of the current and expected business environment

▪	acting independently and objectively.

Following the annual review, in 2016, we have further refined the three lines of defence model by clarifying that responsibilities for risk management and control are defined in relation to the activities individuals undertake as part of their role. The three key activities are: “Setting Policy and Conformance” (second line); “Managing Operational or Business Process” (first and second line); and “Providing Independent Assurance” (third line). Second and third line activities have not changed, however we have emphasised the key responsibilities of the first line, which includes colleagues’ responsibility for understanding and owning the process end to end, and designing, operating, testing and remediating appropriate controls to manage those risks. Performed appropriately and by all colleagues, together these responsibilities will drive a stronger risk and control environment at Barclays, benefitting our customers, clients, shareholders and regulators.

344 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Principal and Key Risks

Principal Risks comprise individual Key Risks to allow for more granular analysis. As at 31 December 2015 the five Principal Risks were: i) Credit; ii) Market; iii) Funding; iv) Operational; and v) Conduct. Since the beginning of 2015, Reputation Risk has been recognised as a Key Risk within Conduct Risk given their close alignment and the fact that as separate Principal Risks they had a common Principal Risk Officer.

Risk management responsibilities for Principal and Key Risks are set out in the ERMF. The ERMF creates clear ownership and accountability; ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite and risk tolerances; and ensures regular reporting of risk exposures and control effectiveness.

For each Key Risk, the Key Risk Officer is responsible for developing a risk appetite statement and overseeing and managing the risk in line with the ERMF. This includes the documentation, communication and maintenance of a Key Risk Control Framework which sets out, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk. These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business and Function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Reviews are undertaken on a six-monthly basis and support the regulatory requirement for the Group to make an annual statement about its system of internal controls. At the business level executive management holds specific Business Risk Oversight Meetings to monitor all Principal Risks.

Key Risk Officers report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the:

Board Risk Committee:

▪     Financial Risk Committee has oversight of Credit and Market Risks

▪     Treasury Committee has oversight of Funding Risk

▪     Operational Risk Review Forum has oversight of the risk profile of all Operational Risk types.

Board Reputation Committee:

▪     Conduct and Reputation Risk Committee has oversight of Conduct and Reputation Risks.

Assurance

Assurance is undertaken to assess the control environment and to independently assess the ERMF, which includes testing specific elements of the control environment documented in standards and checking that control testing activities are reliable, to provide confidence to the Board in the risk and control framework.

The Credit Risk Review Group (CRRG) provides an independent review and monitoring of the quality and condition of all the wholesale loan and derivative portfolios through a review of the overall credit sanctioning process. CRRG has a mandate from the CRO and has direct access to the CRO and to the BRC.

Internal Audit is responsible for the independent review of risk management and the control environment. Its objective is to provide reliable, valued and timely assurance to the Board and executive management over the effectiveness of controls, mitigating current and evolving material risks and thus enhancing the control culture within the Group. The BAC reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit. An assessment by independent external advisers is also carried out periodically.

Effectiveness of risk management arrangements

The embedding of the ERMF is monitored by executive and board committees as described above. The ERMF and its component key risks are subject to control testing assurance reviews to confirm its effectiveness or identify issues to be mitigated. Management and the Board are satisfied that these arrangements are appropriate given the risk profile of the Group.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 345

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Management of model risk

Model risk is the risk of suffering adverse consequences from decisions based on incorrect or misused model outputs and reports. Management of model risk is an important area of focus for the Group.

Model risk is inherent in each of the Key Risks where models are used for measurement or management and is, therefore, managed as part of each individual key risk control framework and supported by the Group Model Risk Policy (GMRP) and relevant standards.

Model risk is managed by a number of activities, including:

▪	ensuring that models are identified as per the GMRP definition, across businesses and recorded in the Group Models Database (GMD), the Group-wide model inventory

▪	ensuring that every model has a model owner who is accountable for the model, and drives the development/maintenance of the model by a qualified model developer

▪	ensuring that every model is subject to technical validation by the Independent Validation Unit (IVU) as required by GMRP

▪	ensuring that every model is approved by appropriately senior and knowledgeable risk individuals in the organisation, following IVU validation

▪	periodic model risk reporting to the senior management and the Board

▪	Internal Audit provides independent challenge of model risk management through business line and thematic audits.

The Executive Models Committee (EMC) fulfils the specific requirement of approving the Group’s most material (A*/High and Complex) models; the EMC decisions are based on business reviews and the associated IVU validations for these models. EMC is chaired by the accountable Risk ExCo member and has among its members the Deputy Group Finance Director and the Chief Risk Officer.

Group-wide risk management tools

To support the Group-wide management of risks, the Board uses risk appetite and stress testing as key inputs in the setting of the Group’s strategy.

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

The Risk Appetite Framework is intended to achieve the following objectives:

▪	describe agreed parameters for Group performance under various stress levels, for example:

–	Profitability, loss and return metric

–	Capital levels, CET1 ratio

▪	consider all Principal and Key Risks both individually and, where appropriate, in aggregate

▪	assess and communicate the acceptable level of risk for each risk types; this may be expressed in financial or non-financial terms, but must enable measurement and effective monitoring

▪	articulate the risks the Group is willing to take and why to enable specific risk taking activities; and articulate those risks to avoid and why to constrain specific risk taking activities

▪	be embedded in key decision-making processes including mergers and acquisitions, new product approvals and business change initiatives

▪	monitor throughout the year and respond as appropriate.

The risk appetite for financial risks is set by the Board on the basis of severe stress tests as it is during periods of macro-economic stress that losses materialise. In order to articulate the risk appetite for the firm, the Board first defines the deterioration in the firm’s performance it is willing to accept under stressed macroeconomic conditions. The acceptable deterioration is defined through a range of financial performance and capital metrics, which are reviewed by the Board on an annual basis. Barclays have moved to a scenario-based Stress Testing approach from the previous modelled approach of 1 in 7 and 1 in 25 risk events. The new approach continues to assess scenarios under stress conditions. For 2016 these are summarised in the following table.

346 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Measure relevant to strategy and risk	Link between strategy and risk profile
Profit before tax, Return on equity, Return on RWAs	Fundamental economic and business indicators of the performance of the Bank and underpin the firm’s capacity to make capital distributions.
Common Equity Tier 1 and leverage ratios	Monitor capital adequacy in relation to capital plan and targets.
Loan loss rate (LLR)	Describes the credit risk profile and whether impairment is within appetite.
Return on equity (RoE), Return on regulatory capital	Risk-return based performance metrics which allow strategic and financial decisions to be made on an informed basis.

Barclays businesses run the stress test(s) as a fully integrated part of the annual Medium Term Planning (MTP) process, to ensure that the risk appetite business demand is based on the businesses’ most recent strategic plans. The deterioration of financial performance as a result of the stress test is subsequently compared to the tolerances agreed by the Board. Subsequently the risk appetite is allocated back to individual businesses and utilisation is monitored on a quarterly basis. This approach ensures that businesses’ risk appetite proposals are based on their latest strategic plans and allows the Board to allocate risk appetite such that it fully supports the firm’s chosen strategy within acceptable boundaries of risk taking.

Mandate and scale

Mandate and scale is a risk management approach that seeks to formally review and control business activities to ensure that they are within mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities) based on an extensive system of limits. Using limits and triggers helps mitigate the risk of concentrations which would be out of line with expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group.

For example, for commercial property finance and construction portfolios, there is a comprehensive series of limits in place to control exposure within each business and geographic sector. To ensure that limits are aligned to the underlying risk characteristics, the mandate and scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development.

The mandate and scale framework is used to:

▪	limit concentration risk

▪	keep business activities within Group and individual business mandate

▪	ensure activities remain of an appropriate scale relative to the underlying risk and reward

▪	ensure risk-taking is supported by appropriate expertise and capabilities.

As well as Group-level mandate and scale limits, further limits are set by risk managers within each business, covering particular portfolios. Unapproved excesses of limits will result in performance management and disciplinary consequences.

Stress testing

Group-wide stress tests are an integral part of the MTP process and annual review of risk appetite. They aim to ensure that the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress. The Group-wide stress testing process is supported by a Capital Stress Testing Standard which sets out the minimum control requirements and defines clear roles and responsibilities across businesses and central functions. The diagram below outlines the key steps in the Group-wide stress testing process.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 347

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The Group-wide stress testing process begins with a detailed scenario setting process, with the FRC and BRC agreeing the range of scenarios to be tested. The scenarios are designed to be severe but plausible, and relevant to the business. A wide range of macroeconomic parameters are defined (such as GDP, unemployment, house prices, FX and interest rates), which allows the impact of the scenarios across the wide range of products and portfolios to be assessed across the Group.

Businesses prepare detailed MTP business plans which form the baseline for the stress test assessment. The stress test process is detailed and comprehensive, using bottom-up analysis across the businesses including both on- and off-balance sheet positions, and combines running statistical models with expert judgement. An overview of the stress testing approach by Principal Risk is provided in the table below. As part of their stress test assessments, businesses are also required to identify potential management actions that could be taken to mitigate the impact of stress and document these within their results.

There is robust governance in place with detailed review of stress testing methodology and results both within businesses (including sign-off by BCROs and BCFOs) and by central functions.

The businesses stress test results are consolidated to form a Group view which is used for tax analysis and by Group Treasury to assess the stress impact on the Group’s capital plans. For the latter, capital management actions such as reducing dividends or redeeming certain capital instruments may be considered. The Group also maintains recovery plans which take into consideration actions to facilitate recovery from severe stress or an orderly resolution. These actions are additional to those included in the Group-wide stress testing results.

The overall stress testing results of the Group are presented for review and approval by the FRC and BRC, and are also shared with the Treasury Committee and included as part of the review and sign-off of the MTP by the Board.

348 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Summary of methodologies for Group-wide stress testing by risk type:

Principal Risk		Stress testing approach
	¡	Credit risk impairment: For retail portfolios businesses use regression models to establish a relationship between arrears movements and key macroeconomic parameters such as interest rates and unemployment, incorporating roll-rate analysis to estimate stressed levels of arrears by portfolio. In addition, combination of house price reductions and increased customer drawdowns for revolving facilities leads to higher LGD which also contributes to increased impairment levels. For wholesale portfolios the stress shocks on credit risk drivers (PDs, LGDs and EADs) are primarily calibrated using historical and expected relationships with key macro-economic parameters such as GDP, inflation and interest rates.

Credit risk	¡	Counterparty credit risk losses: The scenarios include market risk shocks that are applied to determine the market value under stress of contracts that give rise to Counterparty Credit Risk (CCR). Counterparty losses, including from changes to the Credit Valuation Adjustment and from defaults, are modelled based on the impact of these shocks as well as using stressed credit risk drivers (PDs and LGDs). The same approach is used to stress the market value of assets held as available for sale or at fair value in the banking book.

¡

Credit risk weighted assets: The impact of the scenarios is calculated via a combination of business volumes and using similar factors to impairment drivers above, as well as the regulatory calculation and the level of pro-cyclicality of underlying regulatory credit risk models.

Market risk	¡	Trading book losses: All market risk factors on the balance sheet are stressed using specific market risk shocks (and are used for the CCR analysis, above). The severity of the shocks applied are dependent on the liquidity of the market under stress, e.g. illiquid positions are assumed to have a longer holding period than positions in liquid markets.
¡

Pension fund: The funding position of pension funds are stressed, taking into account key economic drivers impacting future obligations (e.g. long-term inflation and interest rates) and the impact of the scenarios on the value of fund assets.

	¡	The risk of a mismatch between assets and liabilities, leading to funding difficulties, is assessed. Businesses apply scenario variables to forecasts of customer loans and advances and deposits levels, taking into account management actions to mitigate the impact of the stress which may impact business volumes. The Group funding requirement under stress is then estimated and takes into account lower availability of funds in the market.

	¡	The analysis of funding risk also contributes to the estimate of stressed income and costs:

Funding risk		–	Stress impact on non-interest income is primarily driven by lower projected business volumes and hence lower income from fees and commissions

		–	Impact on net interest income is driven by stressed margins, which depend on the level of interest rates under stress as well as funding costs, and on stressed balance sheet volumes. This can be partly mitigated by management actions that may include repricing of variable rate products, taking into account interbank lending rates under stress

–

The impact on costs is mainly driven by business volumes and management actions to partly offset profit reductions (due to impairment increases and decreases in income) such as headcount reductions and lower performance costs.

Operational risk, and Conduct risk	¡

These Principal Risks are generally not impacted as they are not directly linked to the economic scenario. Note that operational risk, however, is included as part of the reverse stress testing framework that incorporates assessment of idiosyncratic operational risk events.

The role of stress testing as input to businesses’ plans and setting of strategy is described in more detail in the section below. The results also feed into our internal capital adequacy assessment process (ICAAP) submission to the Prudential Regulation Authority (PRA).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 349

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

In 2015, the internal Group-wide stress testing exercise was run as part of the MTP process, where the Group assessed the impact of an “Adverse” global recession scenario. This was used for the MTP Risk Review and risk appetite setting process.

Regulatory stress testing

In addition to running internal Group-wide stress tests , the Group also runs regulatory stress tests.

Additionally in 2015, the PRA ran its annual concurrent stress testing of the major UK banks, which was based on the Bank of England (BoE) stress scenario. The results of the stress test were published in December 2015, and support the BoE’s aim for increased transparency as part of its stress testing framework.

In 2016, the European Banking Authority will run a stress test across the major EU banks. This will be run in addition to the annual BoE stress test.

Reverse stress testing

The Group-wide stress testing framework also includes reverse stress testing techniques which aim to identify the circumstances under which the Group’s business model would no longer be viable, leading to a significant change in business strategy and to identify appropriate mitigating actions. Examples include extreme macroeconomic downturn scenarios (for example in 2015 Barclays ran a ‘Severely Adverse’ global recession scenario), or specific idiosyncratic events, covering both operational risk and capital/liquidity events.

Reverse stress testing is used to help support ongoing risk management and is an input to our Recovery Planning process.

Business and risk type specific stress tests

Stress testing techniques at portfolio and product level are also used to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of loss rates to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In the Investment Bank, global scenario testing is used to gauge potential losses that could arise in conditions of a severe but plausible market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Risk management in the setting of strategy

The planning cycle is centred on the MTP process, performed annually. This embeds the Group’s objectives into detailed business plans which take into account the likely business and macroeconomic environment. The strategy is informed by a detailed risk assessment of the plans, which includes reviewing the Group’s risk profile and setting of risk appetite. The BRC has overall responsibility for reviewing the Group’s risk profile and making appropriate recommendations to the Board. The Board is ultimately responsible for approving the MTP and the Group’s risk appetite.

The planning cycle is summarised in the diagram below, and shows that the detailed risk assessment of the plans is an integral part of the MTP process. In particular, the risk appetite process ensures that senior management and the Board understand the MTP’s sensitivities to key risk types, and includes a set of limits to ensure the Group stays within appetite. Additionally, stress testing informs management about the impact to the business of adverse macroeconomic scenarios and potential management actions that could be taken to mitigate the impact of stress.

350 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

PLAN
Businesses submit their plans based on agreed macroeconomic scenarios and internal risk assessment, including performance under stress
EVALUATE
Group Risk evaluates the risk profile of businesses plans and performance under stress, based on a detailed risk review process
RESPOND
Group Risk recommends to RiskCo, for agreement by the Board, an appropriate risk appetite, and based on this, limits are reviewed for appropriateness and recommended to BRC
MONITOR
Risk profile is monitored against agreed limits with early warning indicators in place which trigger actions to mitigate risk
The Planning Cycle

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

Businesses are required to assess each of their portfolios and all Principal Risks (as relevant to their business) when preparing their business plans, and prepare detailed documentation, providing key risk metrics such as projected loan loss rate (LLR) by portfolio. As part of their internal risk assessment, businesses provide performance of their business plans under expected and stressed macroeconomic scenarios, which defines the proposed risk appetite reflected in their plans and feeds into the setting of risk appetite for the Group.

Additionally, businesses assess the performance of their business plans under stress, based on ‘severe, but plausible’ macroeconomic scenarios provided by risk in collaboration with business economists and agreed with the BRC at the start of the process. As part of their stress test assessment, businesses are required to identify and document management actions that would be taken to mitigate the impact of stress, such as cost reductions and increased collections activity to reduce impairments.

Within the businesses, there is detailed risk review of the business plans, involving senior risk managers, with BCROs required to sign off on the risk profile of the plans, including the risk appetite and stress testing assessments described above. The results of businesses’ internal risk assessment and corresponding detailed documentation forms the basis for discussion for the risk review process and setting of risk appetite for the Group, outlined below.

Evaluate

Following submissions by businesses of their MTP business plans, there is a detailed review process led by the central risk team. This includes a robust review and challenge of business’ plans to ensure that the financial projections are internally consistent, value creating, achievable given risk management capabilities (e.g. supported by appropriate risk infrastructure) and that they present a suitable balance between risk and reward. The risk review process is informed by the detailed documentation provided by businesses, which forms the basis for discussion. The format and content of the documentation is pre-agreed to ensure sufficient information is provided to allow a detailed and comprehensive risk review.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 351

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The risk review process includes a review of the proposed risk appetite by the business, including assessment of business plans under stress which is used to inform the MTP. If the businesses’ plans entail too high a level of risk, management will challenge the businesses’ plans. This assessment is based on a comparison of businesses’ own risk appetite assessment reflected in their business plans (‘bottom-up’ risk appetite) with the central risk team’s view (‘top-down’ risk appetite) based on the financial constraints set by the Board for the Group. Businesses may be asked to update their business plans to ensure the bottom-up risk appetite is within top-down appetite. There is also a detailed review of the stressed estimates and methodology used to translate the economic scenario to stressed estimates, as well as the management actions included in businesses’ results to ensure that these are appropriate and realistic in a stressed environment.

Risk review meetings are held with the CRO and each business, where the senior management of the business present their business plans and the findings from the risk reviews are discussed, including the risk appetite proposals and stress testing results. Businesses may be required to change their business plans as a result of these meetings.

Respond

Following detailed risk review of businesses plans, the central risk team will recommend to the BRC for approval by the Board an appropriate risk appetite for the Group, taking into account businesses’ stress testing results. Mandate and Scale limits are also set. Based on the agreed risk appetite, limits are reviewed for appropriateness by the central risk team, as outlined below, and recommended to the BRC.

Risk Appetite

The Group level loss appetite limit across principal financial risks is set by the Board as part of the annual setting of risk appetite. The allocation is consistent with the annual MTP risk review of the business strategy under stress.

Mandate and scale

Mandate and scale limits are set at Group or business level.

▪	Group limits are approved by the appropriate risk committee (e.g. Wholesale Credit Risk Management Committee) and are subject to additional escalation and governance requirements.

▪	Business limits are approved by the relevant business risk team and reportable to the relevant risk committee.

Limits reflect the nature of the risk being managed and controlled and are measured by total financing limits, LGD, stress loss or other metrics as appropriate. There is explicit identification of the exposures that are captured by limits and any material exclusion must be agreed. Limits are reviewed at least annually. The factors taken into consideration when setting the limit will include:

▪	Group Risk Appetite

▪	current exposure / MTP forecasts

▪	risk return considerations

▪	senior risk management judgement.

Mandate and scale limits are split between three types:

▪	caps: Hard limit, set to limit concentration to a live portfolio or risk

▪	run off ceilings: Set to monitor legacy positions being managed down over time

▪	triggers for discussion: Threshold set as trigger for follow up/investigation.

352 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Monitor

Risk Appetite

The loss appetite allocation to businesses is tracked using an agreed and repeatable monitoring measure. The percentage utilisation of appetite is a risk metric that is part of the business Balanced Scorecard. Appetite utilisation is reported to the BRC on a quarterly basis. Breaches must be approved and remedial actions mandated.

Mandate and scale

The limit excess process includes the following key points:

▪	businesses must have adequate processes in place to monitor limit caps to avoid excesses

▪	all excesses must be reported to the central risk team within 24 hours

▪	credit applications that would cause or increase an excess can only be approved once the limit cap is increased

▪	a remediation plan must be put in place.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 353

Management of credit risk

This section discusses the organisation specific to the management of credit risks

–	Pages 355 to 369 cover the aspects of the Group’s risk management framework specific to credit risk, including committees and the Group reporting structure

Credit risk management

The risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

Overview

The granting of credit is one of the Group’s major sources of income and, as a Principal Risk, the Group dedicates considerable resources to its control. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients. This is demonstrated by the impairment charge analysis chart. Other sources of credit risk arise from trading activities, including: debt securities, settlement balances with market counterparties, available for sale (AFS) assets and reverse repurchase agreements (reverse repos).

Credit risk management objectives are to:

▪	maintain a framework of controls to ensure credit risk-taking is based on sound credit risk management principles

▪	identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio

Total credit impairment charge and other provisions – Dec 15 (£2,114m)

Note: Wholesale and Retail Loans and Advances include charges against contingent liabilities and guarantees

▪	control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations

▪	monitor credit risk and adherence to agreed controls

▪	ensure that risk-reward objectives are met.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are larger in number but smaller in value and are, therefore, managed on a homogenous portfolio basis.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 355

Barclays’ approach to managing risks

Management of credit risk

Credit risk management responsibilities have been structured so that decisions are taken as close as possible to the business, while ensuring robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant BCRO who, in turn, reports to the CRO.

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting policies for approval of transactions (principally retail); monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; performing effective turnaround and workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery processes/units for retail portfolios; and review and validation of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority, require the support of the Group Senior Credit Officer (GSCO), the Group’s most senior credit risk sanctioner. For exposures in excess of the GSCO authority, approval by Group CRO is required. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central Risk sets the Credit Risk Control Framework, which provides the structure within which credit risk is managed, together with supporting credit risk policies.

Reporting

The Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and ensuring that its balance sheet correctly reflects the value of the assets in accordance with applicable accounting principles. This process can be summarised in five broad stages:

▪	measuring exposures and concentrations

▪	monitoring performance and asset quality

▪	monitoring for weaknesses in portfolios

▪	raising allowances for impairment and other credit provisions

▪	returning assets to a performing status or writing off assets when the whole or part of a debt is considered irrecoverable.

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although it is also exposed to other forms of credit risk through, for example, loans and advances to banks, loan commitments and debt securities. Risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data.

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

Mandate and scale limits are used to maintain concentrations at appropriate levels, which are aligned with the businesses’ stated risk appetite. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria. Diversification, to reduce concentration risk, is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the BRC.

356 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Monitoring performance and asset quality

Trends in the quality of the Group’s loan portfolio are monitored in a number of ways including tracking loan loss rate and coverage ratios.

Loan loss rate

The loan loss rate (LLR) provides a way of consistently monitoring trends in loan portfolio quality at the Group, business and product levels. The LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances. Details of the LLR for the current period may be found in the Credit Risk Performance section in the 2015 Form 20-F.

Loan loss rate (bps) – longer-term trends

Note a: Restated to reflect the impact of IFRS10, which results in some former Exit Quadrant exposures being recorded at fair value from 2012 onwards

From a full year peak of 156bps at 31 December 2009, the LLR has been on an improving trend. By the end of 2011, the LLR of 77bps had returned to pre-crisis levels and was lower than the long-term average. The LLR fell from 2012 to 2014 and remained at a low level in 2015 at 47bps.

Coverage ratios

The impairment allowance is the aggregate of the identified and unidentified impairment (UI) balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

▪	credit risk loans (CRLs) coverage ratio, calculated as impairment allowances as a percentage of CRL balances

▪	potential credit risk loans coverage ratio (impairment allowances as a percentage of total CRL and Potential Problem Loan balances).

See identifying potential credit risk loans on page 361 for more information for the criteria for these categories.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 357

Barclays’ approach to managing risks

Management of credit risk

CRL coverage

Note: Some Non-Core exposures are not reported as CRLs following the introduction of IFRS10, which accounts for these balances at fair value

Appropriate coverage ratios will vary according to the type of product but can be broadly shown to have typical severity rates based upon historic analysis:

▪	secured retail home loans: 10%-25%

▪	credit cards, unsecured and other personal lending products: 65%-85%

▪	corporate facilities: 30%-50%.

CRL coverage ratios would therefore be expected to be at or around these levels over a defined period of time.

In principle, a number of factors may affect the Group’s overall coverage ratios, including:

The mix of products within total CRL balances: coverage ratios will tend to be lower when there is a high proportion of secured retail and corporate balances within total CRLs. This is due to the fact that the recovery outlook on these types of exposures is typically higher than retail unsecured products, with the result that they will have lower impairment requirements.

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

Details of the coverage ratios for the current period are shown in the above chart and may be found in the analysis of loans and advances and impairment section in the 2015 Form 20-F.

Monitoring weaknesses in portfolios

While the basic principles for monitoring weaknesses in wholesale and retail exposures are broadly similar, they reflect the differing nature of the assets. As a matter of policy, all facilities granted to corporate or wholesale counterparties are subject to a review on, at least, an annual basis, even when they are performing satisfactorily.

358 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Wholesale portfolios1

Within the wholesale portfolios, the Basel definitions of default are used as default indicators which have been aligned to the IAS 39 objective evidence of impairment. A default is triggered if individual identified impairment is recognised. Group definitions of default used are:

▪	bank puts the credit obligation on a non-accrued status

▪	bank makes a charge-off or account specific identified impairment resulting from a significant perceived decline in credit quality

▪	bank sells the credit obligation at a material credit-related economic loss

▪	bank consents to a distressed restructuring of the credit obligation where this is likely to result in a diminished financial obligation caused by the material forgiveness or postponement of principal, interest or fees

[1]	Includes certain Business Banking facilities which are recorded as Retail for management purposes.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 359

Barclays’ approach to managing risks

Management of credit risk

▪	bank triggers a petition for obligor’s bankruptcy or similar order

▪	bank becomes aware of the obligor having sought or having been placed in bankruptcy or similar protection where this would avoid or delay repayment of the credit obligation to the banking group

▪	bank becomes aware of an acceleration of an obligation by a firm

▪	where the obligor is a bank – revocation of authorisation

▪	where the obligor is a sovereign – trigger of default definition of an approved External Credit Assessment Institution (ECAI) such as a rating agency

▪	obligor past due more than 90 days on any material credit obligation to the Group.

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watchlists (WL) comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Examples of heightened levels of risk may include, for example:

▪	a material reduction in profits

▪	a material reduction in the value of collateral held

▪	a decline in net tangible assets in circumstances which are not satisfactorily explained

▪	periodic waiver requests or changes to the terms of the credit agreement over an extended period of time.

These lists are updated monthly and circulated to the relevant risk control points. Once an account has been placed on WL, the exposure is monitored and, where appropriate, exposure reductions are effected. Should an account become impaired, it will normally, but not necessarily, have passed through each of the three categories, which reflects the need for increasing caution and control. While all counterparties, regardless of financial health, are subject to a full review of all facilities on at least an annual basis, more frequent interim reviews may be undertaken should circumstances dictate. Specialist recovery functions deal with counterparties in higher levels of WL, default, collection or insolvency. Their mandate is to maximise shareholder value, ideally via working intensively with the counterparty to help them to either return to financial health or, in the cases of insolvency, obtain the orderly and timely recovery of impaired debts. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate category.

Retail portfolios

Within the retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential credit weaknesses to be monitored on a portfolio basis. The approach is consistent with the Group’s policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified. Retail accounts can be classified according to specified categories of arrears status (or 30 day cycle), which reflects the level of contractual payments which are overdue. An outstanding balance is deemed to be delinquent when it is one day or “one penny” down and goes into default when it moves into recovery, normally 180 days. Impairment is considered at all stages of the customer’s outstanding obligations.

The probability of default increases with the number of contractual payments missed, thus raising the associated impairment requirement.

Once a loan has passed through a prescribed number of cycles, normally six, it will be charged-off and enter recovery status. Charge-off refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. In most cases, charge-off will result in the account moving to a legal recovery function or debt sale. This will typically occur after an account has been treated by a collections function. However, in certain cases, an account may be charged off directly from a performing status, such as in the case of insolvency or death.

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

360 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Identifying potential credit risk loans

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: PPLs and CRLs.

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a wholesale loan on a WL deteriorates to the highest category, or a Retail loan deteriorates to delinquency cycle 2, consideration is given to including it within the PPL category.

Should further evidence of deterioration be observed, a loan may move to the CRL category. Events that would trigger the transfer of a loan from the PPL to the CRL category include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

Impaired loans: comprises loans where an individually identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. This category includes all retail loans that have been charged off to legal recovery. The category may include loans, which, while impaired, are still performing.

Accruing past due 90 days or more: comprises loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value.

Impaired and restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised. See Forbearance and other concession programmes on page 365 to 368 for more detail.

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

As one of the controls to ensure that adequate impairment allowances are held, movements in impairment to individual names with a total impairment allowance of £10m or more are presented to the GSCO for approval.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 361

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

In retail, the current policy also incorporates a high risk segment which is included in the unidentified impairment calculation. High risk segments are those which can be demonstrated to experience higher levels of loss within the performing segment. This segmentation allows for earlier identification of potential loss in a portfolio. Unidentified impairment is also referred to as collective impairment. This is to reflect the impairment that is collectively held against a pool of assets where a loss event has occurred, but has not yet been captured.

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

When calculating impairment, estimated future cash flows are discounted at the financial asset’s original effective interest rate. At present, in wholesale portfolios, the impact of discounting is relatively small in itself but would rise with reference rates. In addition, to the extent that a rise in interest rates impacted economic growth and/or serviceability of wholesale clients and customers, this would be expected to feed through in future impairment numbers.

In 2015, key judgements were made on a number of identified cases within Investment Bank, Corporate Banking and Wealth and Investment Management.

Retail portfolios

For Retail portfolios, impairment is calculated predominantly using models. The models are developed using historical data and include explicit and implicit assumptions such as debt sale estimates, house price valuations and the distribution of accounts. Model monitoring and validation are undertaken regularly, at least annually, to ensure that models are fit for purpose. Further to this, the Group accounts for the impact of changes in the economic environment and lags resulting from the design of the models to ensure overall impairment adequacy. See Management adjustments to Models for Impairment on page 137 for more information on key management judgements in 2015. See stress testing (pages 347 to 350) for further information.

Emergence and outcome periods

To develop models to calculate the allowance for impairment it is first necessary to estimate the time horizons of these models. These time horizons are called the emergence and outcome periods Emergence Period relates to the time between a loss event occurring and that event becoming apparent via the account becoming delinquent and attracting identified impairment. Outcome is an analytically derived period taken to capture lifetime defaults associated with the observed loss event.

362 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

Wholesale portfolios

For wholesale portfolios in Corporate Banking and Investment Bank, the emergence period is portfolio specific and is based on the anticipated length of time from the occurrence of a loss event to identified impairment being incurred. The emergence period in Corporate Banking is derived from actual case file review. This is periodically benchmarked against the time taken to move between risk grades in internal watchlists, from WL1 or 2 into WL3, which is the level of risk that will attract a collective impairment allowance. Both methodologies produce similar results for the emergence period, which is currently six months. Within Corporate Banking, post model adjustments can be made to increase the emergence period for certain industry sectors to reflect, for example, a benign environment. The average life of the Investment Bank portfolio is estimated to be 18 months, during which time Investment Bank is exposed to losses on the portfolio. However, it is expected that incurred losses would become apparent within six months, therefore the Investment Bank also uses a six-month emergence period.

Retail portfolios

During 2015, the Retail Impairment Policy was significantly strengthened and required enhancements to modelling approaches to both emergence and outcome periods. Policy continues to define minimum emergence periods at a product level, as shown in the following table.

Emergence and outcome periods
	Emergence period (months)
Product Type	2015	2014
Credit cards	2	3

Current Accounts / Overdrafts	3	3

Unsecured Loans	3	3

Secured Loans	6	3

Policy enhancement now requires businesses to capture lifetime defaults allowing consideration to cure rates and future events, subject to a minimum floor of 80%.

Businesses undertake regular analysis, at least annually, to validate that the minimum emergence periods above continue to reflect the actual observed time between the occurrence of a loss event and entry to an impaired state, in order to ensure they remain appropriate and provide sufficient coverage of future losses.

Where any shortfalls are identified at a business or portfolio level, the prescribed minimum emergence periods are increased to reflect our most up-to-date experience of customer behaviour.

The final approved emergence periods are incorporated within the rates used as part of the overall UI assessment, which now encompasses total outstanding balances on all accounts that are in order, and for which no identified impairment allowances are held.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 363

Barclays’ approach to managing risks

Management of credit risk

Individual evidence based outcome periods are also derived at a business/portfolio level, subject to the minimum period in the table above. Final outcome periods adopted are re-evaluated on an annual basis to ensure they continue to reflect the actual time elapsing from the initial indication of potential default to the default event.

Returning assets to a performing status

Wholesale portfolios

In wholesale portfolios, an account may only be returned to a performing status when it ceases to have any actual or perceived financial stress and no longer meets any of the WL criteria, or once facilities have been fully repaid or cancelled. Unless a facility is fully repaid or cancelled, the decision in Corporate Banking to return an account to performing status may only be taken by the credit risk team, while within the Investment Bank, the decision can only be taken by the Investment Bank watchlist Committee.

Retail portfolios

A retail asset, pre-point of charge-off, may only be returned to a performing status in the following circumstances:

▪	all arrears (both capital and interest) have been cleared and payments have returned to original contractual payments

▪	for revolving products, a re-age event (see page 368) has occurred, when the customer is returned to an up-to-date status without having cleared the requisite level of arrears

▪	for amortising products, which are performing on a programme of forbearance and meet the following criteria may be returned to the performing book classified as High Risk[2]:

-	no interest rate concessions must have been granted

-	restructure must remain within original product parameters (original term + extension)

-	twelve consecutive payments at the revised contractual payment amount must have been received post the restructure event.

For residential mortgages, accounts may also be considered for rehabilitation post charge-off, where customer circumstances have changed. The customer must clear all unpaid capital and interest, and confirm their ability to meet full payments going forward.

Recovery units

Recovery units are responsible for exposures where deterioration of the counterparty/customer credit profile is severe, to the extent that timely or full recovery of exposure is considered unlikely and default has occurred or is likely in the short-term. Recovery teams set and implement strategies to recover the Group’s exposure through realisation of assets and collateral, in co-operation with counterparties/customers and where this is not possible through insolvency and legal procedures.

In wholesale, for a case to be transferred to a recovery unit, it must be in default and have ceased to actively trade or be in insolvency. In Retail, the timings of the charge-off points to recovery units are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six missed contractual payments (180 days past due date of contractual obligation) unless a Forbearance programme is agreed. Early points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification. See recovery information included in Analysis of Specific Portfolio and Asset Types section in the 2015 Form 20-F.

Foreclosures in process and properties in possession

Foreclosure is the process where the bank initiates legal action against a customer, with the intention of terminating the loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed. This process can be initiated by the bank independent of the impairment treatment and it is therefore possible that the foreclosure process may be initiated while the account is still in collections (delinquent) or in recoveries (post charge-off) where the customer has not agreed a satisfactory repayment schedule with the bank.

2 The identification and subsequent treatment of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. High Risk includes customers who have suffered recent financial dislocation, i.e. prior forbearance or re-age.

364 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Properties in possession include properties held as ‘loans and advances to customers’ and properties held as ‘other real estate owned’.

Held as ’loans and advances to customers’ (UK and Italy) refers to the properties where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset, or the court has ordered the auction of the property.

Held as ‘other real estate owned’ (South Africa and Portugal) refers to properties where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘other real estate owned’ within other assets on the bank’s balance sheet.

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

The timing and extent of write-offs may involve some element of subjective judgement. Nevertheless, a write-off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery. The position of impaired loans is also reviewed at least quarterly to ensure that irrecoverable advances are being written off in a prompt and orderly manner and in compliance with any local regulations.

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

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2015, total write-offs of impaired financial assets decreased 24% to £2.27bn (2014: £3.01bn).

Total write-offs of financial assets (£m)

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 365

Barclays’ approach to managing risks

Management of credit risk

Forbearance programmes for wholesale portfolios

The majority of wholesale client relationships are individually managed, with lending decisions made with reference to specific circumstances and on bespoke terms.

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

The following list is not exhaustive but provides some examples of instances that would typically be considered to be evidence of forbearance:

▪	a reduction of current contractual interest rate for the sole purpose of maintaining performing debt status, with no other improvement to terms of benefit to the Group

▪	non-enforcement of a material covenant breach impacting the counterparty’s ability to repay

▪	converting a fully or partially amortising facility to a bullet repayment at maturity, with no other improvement to terms of benefit to the Group, for the sole purpose of avoiding a payment default due to customer’s inability to meet amortisation

▪	extension in maturity date for a project finance facility that gives an effective contractual term longer than the underlying project contract being financed

▪	any release of a material security interest without receiving appropriate value by way of repayment/alternate security offered or other improvement in terms available to the Group commensurate with the value of the security released.

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

The following list (not exhaustive) gives some examples of instances that would not typically be considered to be forbearance:

▪	temporary/permanent waivers/resets of covenants agreed in line with our current terms

▪	amending contractual maturity to meet current lending terms that results in a previously amortising facility having a bullet repayment as a consequence of shorter maturity date

▪	equity/warrants taken to increase return to the Group without compromising contractual interest

▪	extension of maturity date where the extension is within the normally granted terms for the type of facility in question

▪	release of a material security interest where commensurate value is received by way of repayment/other security offered.

Cases where a technical default may have occurred, the Group has decided to reserve its position but does not consider the default to be sufficient to impact the counterparty’s ability to pay, would not typically be considered forbearance (as the counterparty would continue to meet its payment obligations under existing terms).

The Troubled Assets Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the counterparty is placed on WL. The counterparty then remains on WL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied. Counterparties may be removed from WL status within 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring. Counterparties placed on WL status are subject to increased levels of credit risk oversight.

366 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Counterparties who have been granted forbearance are classified as a Basel ‘unlikeliness’ to pay default for capital purposes, with PD of 1 throughout the period that they remain classified as being in forbearance. This is on the basis that, without intervention by the Group, the counterparties are unlikely to meet their obligations in full which would lead to default.

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

Forbearance programmes for retail portfolios

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on individual customer circumstances. Short-term solutions focus on temporary reductions to contractual payments and may change from capital and interest payments to interest only. For loan customers with longer-term financial difficulties, term extensions may be offered, which may include interest rate concessions, For credit card customers with longer-term financial difficulties, a switch to a fully amortising plan may be offered, which may include an interest rate concession.

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

Barclays has continued to assist customers in financial difficulty through the use of forbearance programmes. However, the extent of forbearance offered by the Group to customers and clients remains small in comparison to the overall size of the loan book.

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

Please see the Credit risk performance section of the 2015 Form 20-F for details of principal wholesale and retail assets currently in forbearance.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 367

Barclays’ approach to managing risks

Management of credit risk

This results in higher impairment, in general, being held for loans under forbearance than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

Sustainability of loans under forbearance

The Group monitors the sustainability of loans for which forbearance has been granted.

Wholesale portfolios

In the wholesale portfolios, counterparties that have been granted forbearance are placed on WL and therefore are subject to increased levels of credit risk oversight. Counterparties then remain on WL and are classified as being in forbearance with a PD of 1 for capital purposes for a minimum of 12 months from the date forbearance is applied until satisfactory performance is evidenced. Forbearance status and the related default treatment for capital can be removed after 12 months from being applied if any of the following criteria is met:

▪	the counterparty no longer benefits from a concession below our current market rates or reverts back to their original lending terms (prior to the concession being applied)

▪	the counterparty ceases to have any actual or perceived financial stress

▪	a significant restructure takes place which leads to a significant improvement in the credit profile of the counterparty.

Counterparties may only be removed from being classified as being in forbearance with a PD of 1 for capital purposes within 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring that materially improves credit quality. Counterparties continuing to benefit from a concession below current market can be removed from WL and no longer be classified as in forbearance provided they do not meet any of the WL criteria and can evidence consistent satisfactory performance throughout the minimum twelve-month period.

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

For disclosure on the Group’s accounting policy with respect to impairment, see note 7 and pages 361 to 363.

Other programmes

Retail re-ageing activity

Re-ageing refers to the placing of an account into an up-to-date position without the requisite repayment of arrears. The re-age policy applies to revolving products only. No reduction is made to the minimum due payment amounts which are calculated, as a percentage of balance, with any unpaid principal included in the calculation of the following month’s minimum due payment.

The changes in timing of cash flows following re-aging do not result in any additional cost to the Group. The following are the conditions required to be met before a re-age may occur:

▪	the account must not have been previously charged off or written off

▪	the borrower cannot be bankrupt, subject to an Individual Voluntary Arrangement (a UK contractual arrangement with creditors for individuals wishing to avoid bankruptcy), a fraud or deceased

▪	the borrower must show a renewed willingness and ability to repay the debt. This will be achieved by the borrower making at least three consecutive contractual monthly payments or the equivalent cumulative amount. Contractual monthly payment is defined as the contractual minimum due. Funds may not be advanced for any part of this

▪	the account must have been on book at least nine months (i.e. nine months prior to the three-month qualification period)

▪	no account should be re-aged more than once within any twelve-month period, or more than twice in a five year period.

Assets are considered to belong to a separate High Risk pool. Under High Risk, the performance of the assets is a risk characteristic and results in a higher probability of default being assigned to them in impairment models which meet the requirement of IAS 39, AG87-88.

368 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

This results in an appropriately higher impairment allowance being recognised on the assets.

Retail small arrears capitalisation

All small arrears capitalisations are now considered a form of Forbearance, based on the European Banking Authority’s requirements for Supervisory Reporting on Forbearance and Non-Performing exposures.

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

Please refer to the maturity analysis for UK CRE and customers with interest-only home loans in the credit risk performance section in the 2015 Form 20-F for more information.

Environmental Risk

The Group has a dedicated Environmental Risk Management team, as part of the central Credit Risk Management function, recognising that environment is a mainstream credit risk issue. Environmental issues are required considerations in credit risk assessment, and environmental risk standards are included in the Wholesale Credit Risk Control Framework.

The Group’s approach to environmental credit risk management addresses risk under three categories, namely Direct Risk and Indirect Risk, which are covered below, and Reputation Risk, on which more detail may be found in the Conduct Risk section on pages 408 and 409.

Direct Risk can arise when the Group takes commercial land as collateral. In many jurisdictions, enforcement of a commercial mortgage by the bank, leading to possession, potentially renders the Group liable for the costs of remediating a site if deemed by the regulator to be contaminated, including for pre-existing conditions. In the UK, the Group’s approach requires commercial land, if being pledged as collateral, to be subject to a screening mechanism. Where required further assessment of the commercial history of a piece of land and its potential for environmental contamination helps ensure any potential environmental degradation is reflected in the value ascribed to that security. It also identifies potential liabilities which may be incurred by the Group, if realisation of the security were to become a possibility.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 369

Management of credit risk mitigation techniques and counterparty credit risk

Counterparty credit risk arises from derivatives and similar contracts. This section details the specific aspects of the risk framework related to this type of credit risk. As credit risk mitigation is one of the principal uses of derivative contracts by banks, this is also discussed in this section.

▪	On page 375 a high level description of the types of exposures incurred in the course of Barclays’ activity.

▪	Mitigation techniques specific to counterparty credit risk are also discussed.

▪	A more general discussion of credit risk mitigation (covering traditional credit risks) is also included from page 371.

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate the counterparty credit risk. These can broadly be divided into three types:

▪	netting and set-off

▪	collateral

▪	risk transfer

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

Netting and set-off

In most jurisdictions in which the Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions, compared with other risk mitigation techniques.

For derivative transactions, the Group’s normal practice is to enter into standard master agreements with counterparties (e.g. ISDAs). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against the Group’s obligations to the counterparty in the event of default, produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing payments on the same day in the same currency to be set-off against one another.

Under IFRS, netting is permitted only if both of the following criteria are satisfied:

▪	the entity currently has a legally enforceable right to set off the recognised amounts

▪	the entity intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Under US GAAP, netting is also permitted, regardless of a currently legally enforceable right of set-off and/or the intention to settle on a net basis, where there is a counterparty master agreement that would be enforceable in the event of bankruptcy.

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

▪	home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value

▪	wholesale lending: a fixed charge over commercial property and other physical assets, in various forms

▪	other retail lending: includes charges over motor vehicle and other physical assets; second lien charges over residential property, which are subordinate to first charges held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower

▪	derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex (CSA)) with counterparties with which the Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. The Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 371

Barclays’ approach to managing risks

Management of counterparty credit risk and credit risk mitigation techniques

▪	reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price

▪	financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

For details of the fair value of collateral held, please refer to maximum exposure table on page 113.

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

Collateral for derivative contracts

The collateral obtained for derivatives is predominantly cash or government bonds (G7 and other highly rated governments). Appropriate haircuts may be applied to non-cash collateral, which are agreed when the margin agreement (e.g. CSA) is negotiated.

Valuation of collateral and impact of market moves

Typically, assets other than cash are subject to regular revaluation (for example via physical review, linking to an external index or depreciation of the asset), to ensure they continue to achieve appropriate mitigation of risk. Customer agreements often include requirements for provision of additional collateral, should valuations decline or credit exposure increase, for example due to market moves impacting a derivative exposure.

The carrying value of non-cash collateral reflects the fair value of the physical assets, limited to the carrying value of the asset where the exposure is over-collateralised. In certain cases, where active markets or recent valuations of the assets are not available, estimates are used. For assets collateralised by residential or commercial property (and certain other physical assets), where it is not practicable to assess current market valuations of each underlying property, values reflect historical fair values updated for movements in appropriate external indices. For further information on LTV ratios in principal home loans portfolios, see the Risk performance - Credit risk section of the 2015 form 20-F.

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

Valuation of collateral – property

When property is taken as collateral, it is monitored to establish whether the current value is less than its value at origination. Monitoring is undertaken annually for commercial property or via linking to an external index for residential property. More frequent monitoring may be carried out where the property sector is subject to significant deterioration.

Deterioration is monitored principally by geography. Specific exercises to monitor property values may be undertaken where the property sector in a given geography has been subject to significant deterioration and where the Group has a material concentration of property collateral.

372 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

Valuation of collateral – distressed assets

The net realisable value from a distressed sale of collateral obtained by the Group upon default or insolvency of counterparty will in some cases be lower than the carrying value recognised. Assets obtained are normally sold, generally at auction, or realised in an orderly manner for the maximum benefit of the Group, the borrower’s other creditors and the borrower, in accordance with the relevant insolvency regulations. For business customers, in some circumstances, where excess funds are available after repayment in full of the outstanding loan, they are offered to any other, lower ranked, secured lenders. Any additional funds are returned to the borrower. The Group does not occupy repossessed properties for its business use or use assets obtained in its operations.

Additional revaluations are usually performed when a loan is moved to WL. Exceptions to this may be considered where it is clear a revaluation is not necessary, for instance where there is a very high margin of security or a recent valuation has been undertaken. Conversely, a material reduction in the value of collateral held represents an increase in credit risk and will often cause a loan to be placed on the WL.

Any one of the above events may also trigger a test for impairment, depending on individual circumstances of the loan. When calculating impairment, the difference between an asset’s carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as impairment. Such cash flows include the estimated fair value of the collateral, which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of the Group’s impairment process.

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

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

▪	if the risk is transferred to a counterparty which is more credit worthy than the original counterparty, then overall credit risk is reduced

▪	where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually so credit risk is reduced.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 373

Barclays’ approach to managing risks

Management of counterparty credit risk and credit risk mitigation techniques

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

Recognition of credit risk mitigation in capital calculations

Credit risk mitigation is used to reduce credit risk associated with an exposure, which may reduce potential losses in the event of obligor default or other specified credit events.

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

Where regulatory capital is calculated under AIRB regulations, the benefit of collateral is generally taken by adjusting LGDs. For standardised portfolios, the benefit of collateral is taken using the financial collateral comprehensive method: supervisory volatility adjustments approach.

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

Commercial real estate lending is another potential source of concentration risk arising from the use of credit risk mitigation. The portfolio is regularly reviewed to assess whether a concentration in a particular region, industry or property type exists, and portfolio limits are in place to control the level of exposure to commercial, residential, investment and development activity. See pages 371 to 373 for more information on collateral, valuation and monitoring of concentrations.

374 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 375

Management of market risk

This section describes the governance structure specific to the management of market risks, as well as a discussion of measurement techniques.

▪	Market risks are varied, and a range of techniques must be used to manage them. From page 377 we provide an overview of the market risks we incur across the Group

▪	The governance structure specific to market risks is discussed on pages 378 and 379.

The rest of the section is divided into traded, non-traded and other risks:

▪	Traded market risk, the risk of the Group being impacted by changes in the level or volatility of positions in the trading book, is covered on pages 379 to 388.Measurement techniques such as VaR, are discussed, as well as techniques applied when statistical techniques are not appropriate

▪	Non-traded market risks, the risk that the Group is unable to hedge its banking book, mainly arising as a result of lending and deposit taking activities, are discussed from 388 to 390, along with a discussion of how they are managed

▪	Other market risks, such as those associated with Barclays pension obligations, are analysed separately from page 390.

Barclays’ approach to managing risks

Management of market risk

Introduction to the management of market risk

The risk of a reduction to earnings or capital due to volatility of trading book positions or as the consequence of running a banking book balance sheet and liquidity funding pools.

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

Non-traded market risk

Banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margins to changes in interest rates. As the principal banking businesses engage in internal derivative trades with Treasury to manage their interest rate risk to within its defined risk appetite. However, the businesses remain susceptible to market risk from four key sources:

▪	prepayment risk: balance run-off may be faster or slower than expected, due to customer behaviour in response to general economic conditions or interest rates. This can lead to a mismatch between the actual balance of products and the hedges executed with Treasury based on initial expectations

▪	recruitment risk: the volume of new business may be lower or higher than expected, requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected

▪	residual risk and margin compression: the business may retain a small element of interest rate risk to facilitate the day-to-day management of customer business. Additionally, in the current low rate environment, deposits on which the Group sets the interest rate are exposed to margin compression. This is because for any further fall in base rate the Group must absorb an increasing amount of the rate move in its margin

▪	lag risk: the risk of being unable to re-price products immediately after a change in interest rates due to mandatory notification periods. This is highly prevalent in managed rates savings product (e.g. Every Day Saver) where customers must be informed in writing of any planned reduction in their savings rates.

Pension risk

The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; investment returns might reduce; or the estimated value of the pension liabilities might increase as a result of changes to the market process. The Group monitors the market risks arising from its defined benefit pension schemes, and works with the Trustees to address shortfalls. In these circumstances, The Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Insurance risk

Insurance risk is managed within Africa Banking, where four categories of insurance risk are recognised: short-term insurance underwriting risk; life insurance underwriting risk; life insurance mismatch risk; life and insurance investment risk.

Insurance risk arises when:

▪	aggregate insurance premiums received from policyholders under a portfolio of insurance contracts are inadequate to cover the claims arising from those policies and the expenses associated with the management of the portfolio of policies and claims

▪	premiums are not invested to adequately match the duration, timing and size of expected claims

▪	unexpected fluctuations in claims arise or excessive exposure (e.g. in individual or aggregate exposures) relative to capacity is retained in the entity.

Insurance entities also incur market risk (on the investment of accumulated premiums and shareholder capital), credit risk (counterparty exposure on investments and reinsurance transactions), liquidity risk and operational risk from their investments and financial operations.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 377

Barclays’ approach to managing risks

Management of market risk

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

Roles and responsibilities

The objectives of market risk management are to:

▪	understand and control market risk by robust measurement, limit setting, reporting and oversight

378 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

▪	facilitate business growth within a controlled and transparent risk management framework

▪	ensure that traded market risk in the businesses is controlled according to the allocated appetite

▪	control non-traded market risk in line with approved appetite

▪	control insurance risk in line with approved appetite

▪	support the Non-Core strategy of asset reductions by ensuring that market risk remains within agreed risk appetite.

To ensure the above objectives are met, a well established governance structure is in place to manage these risks consistent with the ERMF (evaluate-respond-monitor). See page 336 on risk management strategy, governance and risk culture.

The BRC recommends market risk appetite to the Board for their approval. The Market Risk Principal Risk Officer (MRPRO) is responsible for the Market Risk Control Framework and, under delegated authority from the CRO, agrees with the BCROs a limit framework within the context of the approved market risk appetite.

Across the Group, market risk oversight and challenge is provided by business committees, Group committees, including the Group Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

The Group Market Risk Committee approves and makes recommendations concerning the Group-wide market risk profile. This includes overseeing the operation of the Market Key Risk Frameworks and associated standards and policies; reviewing arising market or regulatory issues, limits and utilisation; and risk appetite levels to the Board. The Committee is chaired by the MRPRO and attendees include the business heads of market risk, business aligned risk managers, and senior managers from Group Market Risk and Internal Audit.

The head of each business is accountable for all market risks associated with its activities, while the head of the market risk team covering each business is responsible for implementing the key risk control frameworks for market risk.

Risk management in the setting of strategy

Appetite for market risk is recommended by the risk function to BRC for agreement by the Board. Mandate and scales are set to control levels of market risk and ensure the Group remains within the BRC approved risk appetite. The Group runs an annual Group-wide stress testing exercise which aims to simulate the dynamics of exposures across the Group and cover all risk factors. The exercise is also designed to measure the impact to the Group’s fundamental business plan, and is used to manage the wider Group’s strategy.

See pages 350 to 353 for more detail on the role of risk in the setting of strategy.

Market risk culture

Market risk managers are independent from the businesses they cover, and their line management reports into the CRO. This embeds a risk culture with strong adherence to limits that support Group-wide risk appetite. See page 341 to 343 for more detail on risk culture.

Management of traded market risk, mitigation and hedging policies

The governance structure helps ensure all market risks that the Group is exposed to are well managed and understood.

Traded market risk is generated primarily as a result of market making activities, syndications and providing risk management solutions to clients. Group Treasury supports the businesses in managing their interest rate risk. Positions will contribute both to market risk limits and regulatory capital if relevant.

As part of the continuous monitoring of the risk profile, Market Risk meets with the businesses to discuss the risk profile on a regular basis. The outcome of these reviews includes further detailed assessments of event risk via stress testing, risk mitigation and risk reduction.

Traded market risk measurement – management view

Market risk management measures

A range of complementary approaches to measure traded market risk are used which aim to capture the level of losses that the bank is exposed to due to unfavourable changes in asset prices. The primary tools to control the firm’s exposures are:

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 379

Barclays’ approach to managing risks

Management of market risk

Measure	Description
Management Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day.
Primary stress tests	An estimate of potential losses that might arise from severe market moves or scenarios impacting key liquid market risk exposures.
Secondary stress tests	Modelled losses from unfavourable market movements to illiquid market risk exposures.
Business scenario stresses	Multi asset scenario analysis of severe, but plausible events that may impact the market risk exposures of the Investment Bank.

The use of Management VaR for traded market risk is broader than the application for use of VaR for regulatory capital, and captures standardised, advanced and certain banking books where traded market risks are deemed to exist. The wider scope of Management VaR is what the Group deems as material market risk exposures which may have a detrimental impact on the performance of the trading business. The scope used in Regulatory VaR (see page 383) is narrower as it applies only to trading book positions as approved by the PRA.

Stress testing and scenario analysis are also an important part of the risk management framework, to capture potential risk that may arise in severe but plausible events.

Management VaR

Estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level:

▪	differs from the Regulatory VaR used for capital purposes in scope, confidence level and horizon

▪	back testing is performed to ensure the model is fit for purpose.

VaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. For internal market risk management purposes, a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level is used for all trading books and some banking books. Risk factors driving VaR are grouped into key risk types as follows:

Risk factor	Description
Interest rate	Changes in the level or shape of interest rate expectations can impact prices of interest rate sensitive assets, such as bonds and derivatives instruments, such as interest rate swaps.
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
Commodity

Arises primarily from providing hedging solutions to clients and access to financial investors to a range of commodity products on both a derivative and physical basis, and involves movements in the absolute and shape of the spot and forward curves.

Inflation

Arises from the impact of changes in inflation rates and volatilities on cash instruments and derivatives. This arises as part of market marking activities, whereby the Group may be exposed to changes in inflation rates, for example, market making syndications for inflation linked securities.

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

380 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

In some instances, historical data is not available for particular market risk factors for the entire look-back period, for example, complete historical data would not be available for our equity security following an initial public offering. In these cases, market risk managers will proxy the unavailable market risk factor data with available data for a related market risk factor.

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

When reviewing VaR estimates, the following considerations are taken into account:

▪	the historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future

▪	the one-day time horizon may not fully capture the market risk of positions that cannot be closed out or hedged within one day

▪	VaR is based on positions as at close of business and consequently, it is not an appropriate measure for intra-day risk arising from a position bought and sold on the same day

▪	VaR does not indicate the potential loss beyond the VaR confidence level.

Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.

See page 141 for a review of Management VaR in 2015.

Primary stress tests

▪	Key tool used by management to measure liquid market risks from extreme market movements or scenarios in each major trading asset class.

Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes, namely:

▪	interest rates: shock to the level and structure of interest rates and inflation across currencies

▪	credit: impact on traded corporate credit exposures, including across rating grades, geography, sectors and products

▪	foreign exchange: impact of unfavourable moves in currency prices and volatility

▪	equity: shocks to share prices including exposures to specific markets and sectors

▪	commodities: adverse commodity price changes across both physical and derivative markets

▪	securitised products: stresses to securitised structures and associated hedges.

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

Secondary stress tests

▪	Key tool used by management to measure illiquid market risks from extreme market movements or scenarios in each major trading asset class.

Secondary stress tests are used in measuring potential losses arising from market risks that are not captured in the primary stress tests. These may relate to financial instruments or risk exposures which are not readily or easily tradable or markets that are naturally sensitive to a rapid deterioration in market conditions.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 381

Barclays’ approach to managing risks

Management of market risk

For each asset class, secondary stresses are aggregated to a single stress loss which allows the business to manage its liquid and illiquid risk factors. Limits against secondary stress losses are also applied, which allows the firm to manage and control the level of illiquid risk factors.

Stresses are specific to the exposure held and are calibrated on both observed extreme moves and some forward-looking elements as appropriate.

Business scenario stresses

▪	Key tool used by management to measure aggregated losses across the entire trading book as a result of extreme forward-looking scenarios encompassing simultaneous shocks to multiple asset classes.

Business scenario stresses apply simultaneous shocks to all risk factors assessed by applying changes to foreign exchange rates, interest rates, credit spreads, commodities and equities to the entire portfolio, for example, the impact of a rapid and extreme slowdown in the global economy. The measure shows results on a multi-asset basis across all trading exposures. Business scenarios are used for risk appetite monitoring purposes and are useful in identifying concentrations of exposures and highlighting areas that may provide some diversification.

The estimated impact on market risk exposures are calculated and reported by the market risk management function on a frequent and regular basis. The stress scenario and the calibration of the shocks are also reviewed by market risk managers periodically for its relevance considering the market environment.

Scenarios such as a global recession, deterioration in the availability of liquidity, contagion effects of a slowdown in one of the major economies, slowdown in a major economic region and a historical event scenario are examples of business scenarios. If necessary, market event-specific scenarios are also calculated, such as, a unilateral decision to exit the Eurozone by a member country, and the impact of a disorderly exit of quantitative easing programmes, including unexpected rapid and continuous interest rate rises as a result.

See page 142 for a review of business scenario stresses in 2015.

Traded market risk measurement – regulatory view

Regulatory view of traded positions

For regulatory purposes, the trading book is defined as one that consists of all positions in CRD financial instruments and commodities held either with trading intent, or in order to hedge other elements of trading, and which are either free of any restrictive covenants on their tradability, or able to be hedged. A CRD financial instrument is defined as a contract that gives rise to both a financial asset of one party and a financial liability or equity instrument of another party.

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

Inclusion of exposures in the regulatory trading book

The Group maintains a Trading Book Policy, which defines the minimum requirements a business must meet to run trading positions and the process by which positions are allocated to trading or banking books. Trading intent is a key element in deciding whether a position should be treated as a trading or banking book exposure.

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

Most of the Group’s market risk regulatory models are assigned the highest model materiality rating. Consequently, the Regulatory VaR model is subject to annual re-approval at the Executive Models Committee (EMC), which is chaired by the CRO and the GFD. EMC considers evidence of model suitability provided by the model owner, as well as an independent validation conducted by the Independent Validation Unit. The following table summarises the models used for market risk regulatory purposes and the applicable regulatory thresholds.

382 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Valuation standards

CRR article 105 defines regulatory principles which need to be applied to fair value assets and liabilities, in order to determine a prudent valuation.

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

Page 248 sets out the valuation control framework for accounting valuations and the related responsibilities of the Finance-Product Control Valuations function and the Valuation Committee. This function and committee are also responsible for the oversight of the PVA and ensuring compliance with article 105 of the CRR.

Regulatory measures for traded market risk

There are a number of regulatory measures which the Group has permission to use in calculating regulatory capital (internal models approval). These are listed below:

Measure	Definition

Regulatory Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements calibrated to 99% confidence interval 10-day holding period.

Stressed Value at Risk (SVaR)	An estimate of the potential loss arising from a twelve-month period of significant financial stress calibrated to 99% confidence interval 10-day holding period.

Incremental Risk Charge (IRC)

An estimate of the incremental risk arising from rating migrations and defaults, beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio. Uses a 99.9% confidence level and a one-year horizon.

All Price Risk (APR)	An estimate of all the material market risk, including rating migration and default for the correlation trading portfolio.

Regulatory VaR

▪	Estimates the potential loss arising from unfavourable market movements.

▪	Regulatory VaR differs from the management approach in the following respects.

VaR Variable	Regulatory	Management

Confidence interval	99%	95%

Scope	As approved by the regulator (PRA)	Management view of market risk exposures. Includes trading books and banking books exposed to price risk

Look-back period	2 years	2 years

Liquidity Horizon (holding period)	10 days	1 day

Regulatory VaR allows oversight of the total potential losses, at a given confidence level, of those trading books which received approval from the regulator to be covered via an internal model. Regulatory VaR levels contribute to the calculation of the market risk RWAs.

Management VaR allows the bank to supervise the total market risk across the Group, including all trading books and some banking books.

Management VaR is also utilised for internal capital model (economic capital).

Regulatory VaR is fundamentally the same as the Management VaR (see page 380), with the key differences listed above.

The model is complemented with RNIVs, as described on page 387 and 388.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 383

Barclays’ approach to managing risks

Management of market risk

Stressed Value at Risk (SVaR)

▪	Estimates the potential loss arising from unfavourable market movements in a stressed environment.

▪	Identical to Regulatory VaR, but calibrated over a one-year stressed period.

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

The SVaR model must be identical to the VaR model used by the Group, with the exception that the SVaR model must be calibrated to a one-year period of significant financial stress (‘the SVaR period’). The Group selects the SVaR period to be a one-year period that maximises the sum of general market risk Regulatory VaR and specific market risk Regulatory VaR for positions in scope of regulatory approval. The SVaR period is reviewed on a quarterly basis or when required by material changes in market conditions or the trading portfolio.

SVaR cannot be meaningfully backtested as it is not sensitive to current market conditions. Many market risk factors with complete historical data over a two-year period may not have complete data covering the SVaR period and consequently, more proxies may be required for SVaR than for VaR. The SVaR metric itself has the same strengths and weaknesses as the Group’s VaR model.

Incremental Risk Charge (IRC)

▪	Captures risk arising from rating migrations and defaults for traded debt instruments incremental to that already captured by Regulatory VaR and SVaR.

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

The Group’s IRC model simulates the impact of a ratings transition by estimating the improvement or deterioration in credit spreads resulting from the transition and assumes that the historically observed average change in credit spreads (measured in relative terms) resulting from ratings transitions provides an accurate estimate of likely widening or tightening of credit spreads in future transitions. For each position, the model computes the impact of spread moves up or down at pre-specified relative movements, and the actual impact is obtained by interpolating or extrapolating the actual spread move from these pre-computed values.

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

APR covers the correlation trading portfolio and is intended to adequately capture all risk factors relevant to corporate Nth-to-default (on a basket of referenced names) and tranched credit derivatives. The capital requirement is based on a 99.9% confidence interval over a one-year holding period. The model generates a scenario based on a Monte Carlo simulation and revalues the portfolio under the simulated market scenario. The model captures the following risk factors in the correlation trading portfolio:

▪	default and ratings migration over a one-year time horizon

▪	credit spread volatility

▪	recovery risk: uncertainty of the recoverable value under default

▪	correlation risk

▪	basis risk: basis between credit indices and its underlying constituents

▪	hedge slippage: portfolio rebalancing assumption.

The Group’s APR model is based on the IRC model but also captures market risks not related to transition or default events, such as movements in credit spreads or correlations. These risk factors are included as part of the Monte Carlo simulation using distributions calibrated to historically observed moves.

384 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Regulatory back testing

Back testing is the method by which the Group checks and affirms that its procedures for estimating VaR are reasonable and serve its purpose of estimating the potential loss arising from unfavourable market movements. The back testing process is a regulatory requirement and seeks to estimate the performance of the regulatory VaR model. Performance is measured by the number of exceptions to the model i.e. net trading P&L loss in one trading day is greater than the estimated VaR for the same trading day. The Group’s procedures could be underestimating VaR if exceptions occur regularly (a 99% confidence interval indicates that one exception will occur in 100 days).

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

As defined by the PRA, a green model is consistent with a good working VaR model and is achieved for models that have four or fewer back testing exceptions in a 12-month period. Back testing counts the number of days when a loss exceeds the corresponding VaR estimate, measured at the 99% regulatory confidence level. For the Investment Bank’s regulatory DVaR model, green model status was maintained for 2015.

Back testing is also performed on management VaR to ensure it remains reasonable and fit for purpose.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 385

Barclays’ approach to managing risks

Management of market risk

The table below shows the VaR back testing exceptions on legal entities aligned to the Group’s business in 2015. A back testing exception is generated when a loss is greater than the VaR for a given day. Exceptions are shown by legal entity rather than asset class as in prior disclosures. Model performance at a legal entity level determines regulatory capital within those entities. Legal entity disclosure also reflects the management perspective as Barclays moves forward with structural change, where VaR and model performance of VaR for a legal entity across asset class becomes more relevant than asset class metrics across legal entity.

Legal Entities	Total Exception	Status

BBPLC Trading and BCSL	3	Green

BBPLC Trading	4	Green

BCSL	4	Green

BBSA	2	Green

BCI	2	Green

The charts below show VaR for the Group’s regulatory portfolios aligned to legal entity where at least one exception has occurred during 2015. The dark blue lines indicate losses on the small number of days on which they exceeded the VaR amount.

The majority of the backtesting exceptions in the year were driven by markets moving in a fashion unanticipated by the model, primarily by increases in realised volatility compared to that predicted by the VaR at the 99% confidence level. Additional exceptions are caused by non-VaR type risks which may be related to events, such as corporate actions or pricing remarks in line with valuation policies, which are not captured in the VaR model.

Exceptions are reported to internal management and regulators on a regular basis and exceptions are investigated to ensure the model performs as expected. Overall back testing for the consolidated legal entity remains in the green zone, suggesting that the VaR remains fit for purpose.

386 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Management of risks not fully captured in models, including Risks not in VaR (RNIVs)

The Group’s’ risk identification process captures risks that either have been observed to, or have the capacity to, produce material losses in normal and stressed market conditions. To ensure risk coverage, the range of key risks is identified following either market convention, regulatory guidance, or the specific historical experience of the Group’s and is considered as part of the new product processes.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 387

Barclays’ approach to managing risks

Management of market risk

In some instances, the Management and Regulatory VaR model may not appropriately measure some market risks, especially where market moves are not directly observable via prices, the Group has policies to ensure that add-ons are applied where risks are not captured by the model. RNIVs refer to those key risks that are not captured, or not adequately captured, in VaR and SVaR. RNIVs can include:

▪	risks not fully captured elsewhere and/or illiquid risk factors such as cross-risks;

▪	basis risks;

▪	higher-order risks;

▪	calibration parameters, for instance to model parameter uncertainty; and

▪	potential losses in excess of fair valuation adjustments taken in line with the Valuation Control Framework. Please see note 18 ‘Fair value of assets and liabilities’ for more details on fair value adjustments.

The treatment of RNIVs follows whether the risks are considered VaR type or non-VaR type, which depends on, and can change with, the evolving state of financial markets:

▪	VaR-type RNIVs: Typically represent risks that are not well captured in VaR, mainly because of infrastructure limitations or methodology limitations. In this instance two metrics are calculated, a VaR RNIV and a SVaR RNIV, using the same confidence level, capital horizon and observation period as VaR and SVaR respectively and are capitalised using the same multipliers as VaR and SVaR

▪	Non-VaR-type RNIVs: Typically represent risks which would not be well captured by any VaR model either because it represents an event not historically observed in the VaR time series (e.g. currency peg break) or a market risk factor which is not seen to move frequently (e.g. correlation). These are typically estimated using stress scenarios. The stress methodology is calibrated equivalently to at least 99% confidence level and a capital horizon of at least 10 days over an appropriate observation period, depending on the liquidity of the risk. For the purpose of regulatory capital, the capital charge is equal to the loss arising from the stress test except when these risks are already adequately captured elsewhere e.g. via the IRC or APR models, which are intended to capture certain risks not adequately covered by VaR

For regulatory capital these RNIVs are aggregated without any offsetting or diversification benefit.

Traded market risk control

The metrics that are used to measure market risk are controlled through the implementation of appropriate limit frameworks. Limits are set at the total Group level, asset class level, for example, interest rate risk, and at business level, for example, securitised products. Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also used to control risk appetite.

Firm-wide limits are reported to the BRC and are termed A-level limits for total management VaR, asset class VaR, primary stress and secondary stresses and business scenarios. These are then cascaded down by risk managers in order to meet the firm-wide risk appetite.

Each A-level limit is set after consideration is given to revenue generation opportunities and overall risk appetite approved by the Board. Compliance with limits is monitored by the independent risk functions in the trading businesses with oversight provided by Group Market Risk.

Throughout 2015, Group Market Risk continued its ongoing programme of conformance reviews on the trading businesses’ market risk management practices. These reviews are intended to verify the business’s conformance with the Market Risk Control Framework and best practices.

Traded market risk reporting

Trading businesses market risk managers produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly for business and risk managers. Where relevant on a Group-wide basis, these are sent to Group Market Risk for review and a risk summary is presented at the Group Market Risk Committee and the trading businesses’ various market risk committees. The overall market risk profile is also presented to BRC on a regular basis.

Management of non-traded market risk, mitigation and hedging policies

Barclays actively seeks to minimise interest risk in the banking book by actively hedging this risk with the use of interest rate products. At the same time Barclays actively manages the potential asset and liability mismatches and changes to interest rates that could reduce the value of our investment portfolios.

Non-traded risk measurement

Barclays uses a range of complementary technical approaches to measure non-traded market risk.

388 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Summary of measures for non-traded market risk

Measure	Definition
Annual earnings at risk	Impact on earnings of a parallel (upward or downward) movement in interest rates.
Economic value of equity (EVE)	Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.
Economic capital	Economic Capital (EC) is held to protect against unexpected loss (in excess of expected loss) and calculated over a one-year time horizon.
Value at risk (VaR)	An estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period of time.
Stress testing	Scenario based stress testing using a variety of economic parameters to quantify the impact to profit and loss and the balance sheet under various levels of stress.

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

The main model assumptions are:

▪	The balance sheet is kept at the current level, i.e. no growth is assumed; and

▪	Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages.

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

See page 143 for a review of AEaR in 2015.

Economic Value of Equity (EVE)

EVE calculates the change in the present value of the non traded exposure for a parallel upward and downward interest rate (200bps) shock. This shock is useful for drawing comparisons across portfolios, and is also a regulatory reporting requirement. Note that the EVE calculation measures sensitivity in terms of present value, while AEaR measures income sensitivity.

The EVE measure is applied to the entire banking book, that is, the same coverage as AEaR, and covers the full life of transactions and hedges ensuring the risk over the whole life of positions are considered. The main weaknesses of this model stem from its simplicity. In particular, it does not capture the impact of business growth or of management actions, and is based on the balance sheet as at the reporting date.

Economic Capital (EC, for recruitment, prepayment and residual risk)

EC consistent models, based on DVaR methodologies, are used to measure unexpected losses to a 99.98% confidence interval over a one-year period. Within non-traded risk, this measure aims to capture recruitment risk, prepayment risk and residual risk for banking book products (see definitions on page 377). EC metrics typically measure variations in economic value from specific sources of risk, for example, prepayment risk EC for fixed rate mortgages predicts the cost of hedging to reduce any mismatch exposure resulting from the impact of an interest rate shock on customer prepayment levels.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 389

Barclays’ approach to managing risks

Management of market risk

EC is used in the active management of the banking book. Limits are set against EC metrics and breaches trigger mitigating actions to reduce exposure to appropriate levels. EC modelling is typically applied only to fixed rate products and the majority of variable rate and administered rate portfolios are not subject to an EC measure.

Advantages of EC are that it can calculate unexpected losses to an appropriate degree of confidence given the nature of the risks, and that it covers sources of loss beyond the scope of other models (AEaR only covers income changes over a one-year period; EVE only considers existing business and does not include any dynamic customer behaviour assumptions). The main weaknesses come from necessary simplifying assumptions. In the case of models based on statistical confidence intervals, the choice of the statistical distribution may drive under-prediction of very extreme events (i.e. the real distribution may be fat-tailed). To mitigate this, the Group continues to improve its models using long time series of historical data to capture extreme effects.

See pages 144 for a review of EC in 2015.

Value at Risk (VaR)

VaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period. For internal market risk management purposes, a historical simulation methodology is used with a two-year equally weighted historical period, at the 95% confidence level for banking book portfolios covered by the measure. This calculation is a present value sensitivity while AEaR is an income sensitivity.

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

All non-traded market risk positions are subject to the Group’s annual stress testing exercise, where scenarios based on economic parameters are used to determine the potential impact of the positions on results and the balance sheet.

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

Businesses manage their interest rate risk exposures by transferring this risk to Group Treasury, who then mitigate this risk using external markets if appropriate to keep the overall exposure within the agreed risk appetite. Group policy prevents non-trading businesses to run trading books; this is only permitted for the Investment Bank, Group Treasury, Barclays Non-Core and Africa Banking.

Non-traded market risk reporting

The Group Market Risk function produces a number of detailed market risk reports on a daily, weekly, fortnightly and monthly basis, for business and risk managers. A risk summary is presented at the Group Market Risk Committee and other market risk forums.

Management of Pension Risk

Pension risk control

The investment strategy of the UKRF is owned and defined by the Trustee who is independent to the bank. As such, pension risk is not governed by the conventional limit framework observed in traded and non-traded market risk. Instead, Group Market Risk have put in place a pension risk control framework to create consistency in the evaluation and monitoring of the risk in a coordinated way with other key risks across Barclays.

The risk and positions are reported monthly to the Market Risk Committee (MRC) and periodically to the Pensions Management Group (PMG), Pension Executive Board (PEB) and BRC.

390 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Group Market Risk is responsible for the ongoing challenge of the risk profile and to that aim will ensure:

▪	At least annual review of all pension funds shortfalls;

▪	Detailed review of liability driven data;

▪	A continuous and detailed interaction exists between Group Market Risk, the pension asset manager and other key stakeholders;

▪	To conduct, where necessary, any ad-hoc analyses to ensure a consistent view of the risk positions of the fund.

Pension risk measurements

The following metrics are used to describe pension risk:

▪	Asset/Liability mismatch under IAS19, Funding and Solvency Rules;

▪	Asset VaR and liability VaR;

▪	Total pension risk VaR i.e. which captures the hedging effect of the matching assets, and potential diversification between assets and liabilities.

The VaR used for pension risk is calibrated at a 95% confidence level, with a one year horizon to reflect the long-term nature of the risk. Whilst the asset portfolio is sensitive to the volatility to any asset class the pension asset manager invests in, the liabilities are mainly exposed to interest rates and corporate credit spreads which are the main components of the discount rate; and inflation which drives the pension increase assumptions.

Group Market Risk also conduct regulatory and internal stress tests on material pension schemes to assess how these react to potential shock scenarios, the results of which form part of Barclays submission for the EU and Bank of England Stress Tests.

See page 146 for a review of pension risk in 2015.

Management of insurance risk

Insurance risk measurement

Risk measurement is largely based on best practice actuarial methodologies for the measurement of assets and liabilities, capital quantification and the monitoring of exposures against predetermined limits, in compliance with regulatory standards relevant to their application. The methodology can be deterministic or stochastic (both closed-form and simulation), depending on the application. Capital adequacy calculations are calculated at a 99.5% confidence level for regulatory purposes, and a higher confidence level for economic capital purposes. Absa Life extrapolates the underwriting Capital Adequacy Requirement (CAR) by assuming that life underwriting risk follows an appropriate statistical distribution.

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

Insurance risk control

Insurance risk is managed within Barclays Africa Group Limited. From an economic capital perspective, four significant categories of insurance risk and their governance procedures are:

▪	short-term insurance underwriting risk: monitored on a quarterly basis by the Underwriting Committee to ensure the risk taken is in line with underwriting guidelines and appropriately priced and reserved for. Risk governance is monitored by the Control Review Committee (CRC), the Actuarial Review Committee (ARC) and Key Risk reporting

▪	life insurance underwriting risk: monitored on a quarterly basis by the Underwriting Committee to ensure the risk taken is in line with underwriting guidelines and appropriately priced and reserved for. Risk governance is monitored by the CRC, the ARC and Key Risk reporting

▪	life insurance mismatch risk: monitored every other month by the entity’s Capital and Investment Risk Committee. A quarterly review is conducted by the Wealth, Investment Management and Insurance (WIMI) Financial Risk Committee, and an annual review by the ARC

▪	life and short-term insurance investment risk: monitored by the entity Capital and Investment Risk Committee on at least a quarterly basis.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 391

Management of operational risk

The sources of operational risks, and how those risks are managed, are detailed in this section.

▪	The types of risks that are classified as operational risks are described on page 394.

▪	Governance, management and measurement techniques are covered on pages 394 to 396.

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

Overview

The management of operational risk has two key objectives:

▪	minimise the impact of losses suffered, both in the normal course of business (small losses) and from extreme events (large losses)

▪	improve the effective management of the Group and strengthen its brand and external reputation.

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

The Group is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing the Group to unacceptable potential losses or reputational damage. The Group has an overarching framework that sets out the approach to internal governance. This guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating authority and monitoring compliance.

Organisation and Structure

A key component is the Enterprise Risk Management Framework (ERMF), the purpose of which is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective. The ERMF also defines the characteristics of an effective Control Environment, against which the businesses are assessed. Management, in all three lines of defence, are required to manage their businesses and functions in accordance with the characteristics set out below:

▪	there is a strong tone from the top and culture supporting the management of controls

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 393

▪	there is clear individual accountability and responsibility for the management of the control environment, starting at senior levels, and incorporated into performance objectives

▪	key customer processes and other activities are clearly identified and understood

▪	the material risks arising from these are identified and assessed

▪	a risk appetite is established for the variable outcomes in these risks

▪	a set of comprehensive and sustainable key controls is established and operated to remain within the risk appetite

▪	any issues, events outside of risk appetite including control failures are identified and escalated

▪	programmes for the remediation of control gaps or execution failures are established and implemented

▪	a feedback loop including a “Lessons Learnt” process is used to inform and improve control performance

▪	assurance is provided by 1st line and 2nd lines of defence on the reliability of control solutions and remediation activities for their own control areas.

The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (COSO), are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group Operational Risk Framework.

Operational Risk comprises a number of specific Key Risks defined as follows:

▪	external supplier: inadequate selection and ongoing management of external suppliers

▪	financial crime: failure to comply with anti money laundering , anti-bribery and anti-corruption and sanctions policies. In early January 2016, the oversight of Financial Crime was transferred to Group Compliance

▪	financial reporting: reporting mis-statement or omission within external financial or regulatory reporting

▪	fraud: dishonest behaviour with the intent to make a gain or cause a loss to others

▪	information: inadequate protection of the Group’s information in accordance with its value and sensitivity

▪	legal: failure to identify and manage legal risks

▪	payments process: failure in operation of payments processes

▪	people: inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours

▪	premises and security: unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats

▪	taxation: failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage

▪	technology (including CyberSecurity): failure to develop and deploy secure, stable and reliable technology solutions which includes risk of loss or detriment to the Group’s business and customers as a result of actions committed or facilitated through the use of networked information systems

▪	transaction operations: failure in the management of critical transaction processes.

In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational Key Risks listed above to cover areas included within conduct risk. For more information on Conduct Risk please see pages 406 to 409.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage.

Operational risk management

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. The operational risk profile and control environment is reviewed by business management through specific meetings which cover governance, risk and control. Businesses are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, material control issues, operational risk events and a review of scenarios.

394 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of operational risk

The Group Head of Operational Risk, as Principal Risk Officer, is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of operational risk across the Group.

Operational risk management acts in a second line of defence capacity is responsible for implementation of the framework and monitoring operational risk events, risk exposures and material control issues. Through attendance at Business Unit Governance, Risk and Controls meetings, it provides specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered by the Principal Risk Officer through the second line of defence review meetings, which also consider material control issues and their effective remediation. Depending on their nature, the outputs of these meetings are presented to the BRC or the BAC.

Specific reports are prepared by businesses, Key Risk Officers and Group Operational Risk on a regular basis for BRC and BAC.

Operational risk framework

The Operational Risk Strategy and Framework comprises a number of elements which allow the Group to manage and measure its operational risk profile and to calculate the amount of operational risk capital that the Group needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the group operational risk framework and supporting standards. This framework is implemented across the Group:

▪	vertically, through the organisational structure with all businesses required to implement and operate an operational risk framework that meets, as a minimum, the requirements detailed in these operational risk policies

▪	horizontally, with the Group Key Risk officers required to monitor information relevant to their Key Risk from each operational risk framework element.

The Operational Risk framework is a key component of the ERMF and has been designed to improve risk management and meet a number of external governance requirements including the Basel Capital Accord, the Capital Requirements Directive and Turnbull guidance as an evaluation framework for the purposes of Section 404(a) of the Sarbanes-Oxley Act. It also supports the Sarbanes-Oxley requirements.

The operational risk strategy and framework includes the following elements:

Risk and Control Self-Assessments

The Group identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what action, if any, is required to reduce the level of risk to the Group. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

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

The Group also maintains a record of external risk events which are publicly available and is a member of the Operational RiskData eXchange (ORX), a not-for-profit association of international banks formed to share anonymous loss data information. This external loss information is used to support and inform risk identification, assessment and measurement.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 395

Operational risk appetite

The Group’s approach to determining its operational risk appetite combines both quantitative measures and qualitative judgement, in order to best reflect the nature of non-financial risks.

The monitoring and tracking of operational risk measures is supplemented with qualitative review and discussion at senior management executive committees on the actions being taken to improve controls and reduce risk to an acceptable level.

Operational risk appetite is aligned to the Group’s Risk Appetite Framework. The BRC considers, and recommends to the Board for approval, the Group’s risk appetite statement for operational risk based on performance in the current year and the projections for financial volatility the following year.

Key Risk appetite statements are agreed with the Principal Risk Officer, utilising the same approach, and are contained within the respective Key Risk Frameworks.

Key indicators

Key indicators (KIs) are metrics which allow the Group to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business and are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision making and actions.

Key Risk scenarios

Key risk scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, and include an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements (see following section on operational risk measurement). The assessment considers analysis of internal and external loss experience, Key Risk indicators, risk and control self-assessments and other risk information. The businesses and functions analyse potential extreme scenarios, considering the:

▪	circumstances and contributing factors that could lead to an extreme event

▪	potential financial and non-financial impacts (for example reputational damage)

▪	controls that seek to limit the likelihood of such an event occurring, and the mitigating actions that would be taken if the event were to occur (for example crisis management procedures, business continuity or disaster recovery plans).

Management may then conclude whether the potential risk is acceptable (within appetite) or whether changes in risk management control or business strategy are required.

The key risk scenarios are regularly re-assessed, taking into account trends in risk factors such as mis-selling, conduct and financial crime risks.

Reporting

The ongoing monitoring and reporting of operational risk is a key component of the Operational Risk Framework. Reports are used by the operational risk function and by business management to understand, monitor, manage and control operational risks and losses.

The operational risk profile is reviewed by senior management at the Operational Risk Review Forum, as well as BRC, BAC and the Board.

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

The potential frequency and severity of losses is estimated for each Key Risk (within the Operational Risk and Conduct risk categories) across the Group’s businesses and functions. The potential range of individual loss severities is represented by a statistical distribution, estimated from the average loss size and three extreme scenarios (from Risk Assessments), as well as loss data from the Operational Riskdata eXchange (ORX).

The capital calculation also takes into account the possibility of dependences between operational risk losses occurring in a year (between businesses and functions and between risks).

In certain joint ventures and associates, the Group uses the Basic Indicator Approach to determine the capital requirements: some Africa Retail Banking, including Barclays Bank Mozambique and National Bank of Commerce (Tanzania); the business activities acquired from Lehman Brothers; and the portfolios of assets purchased from Woolworths Financial Services in South Africa, Standard Life Bank, ING Direct, MBNA Corporate Cards, Upromise, RCI, Egg Cards, EdCon, Sallie Mae, Ameriprice, Hawaiian Airlines and US Airways.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

396 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Management of funding risk

This section provides an analysis of the management of liquidity and capital risk.

▪	Liquidity risk, with a focus on how it is managed to ensure that resources are adequate at all times including under stress, is discussed on pages 398 to 401

▪	Capital risk, including how the risk of insufficient capital and leverage ratios is managed, is discussed on pages 402 to 405.

Barclays’ approach to managing risks

Management of funding risk

Funding Risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios. Group Treasury manage Funding Risk on a day-to-day basis with the Treasury Committee acting as the key governance forum.

Capital and Liquidity Risks are managed by two separate areas; these are covered below.

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

The Board has formally recognised a series of risks that are continuously present in Barclays and materially impact the achievement of Barclays objectives one of which is Funding risk. Liquidity risk is recognised as a Key risk within Funding risk. The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Management Framework (the Liquidity Framework) which is designed to meet the following objectives:

▪	To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk appetite as expressed by the Board;

▪	To maintain market confidence in the Group’s name;

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Governance and organisation

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities. As per Enterprise Risk Management Framework the Key Risk Officer (KRO) approves the Key Risk Control Framework for Liquidity Risk (‘Key Risk Control Framework’) under which the treasury function operates. The KRO is in the Risk function. The Key Risk Control Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the Liquidity Risk Appetite (LRA) and is subject to annual review.

398 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

The Board sets the Liquidity Risk Appetite (LRA), over Group stress tests, being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The approved LRA is implemented and managed by the Treasury Committee through the Key Risk Control Framework.

Liquidity risk framework

Barclays has a comprehensive Key Risk Control Framework for managing the Group’s liquidity risk. The Key Risk Control Framework is designed to deliver the appropriate term and structure of funding consistent with the Liquidity Risk Appetite set by the Board.

The Key Risk Control Framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet and contingent liabilities and a Contingency Funding Plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds, which together reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group’s obligations as they fall due. The stress tests assess potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows, if a stress occurred.

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

Ongoing business management

Risk Appetite and Planning

Under the Key Risk Control Framework, Barclays has established a Liquidity Risk Appetite (LRA), over Group stress tests, being the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

The key expression of the liquidity risk is through stress test. It is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows for each of five stress scenarios.

The LRA for internal stress tests is approved by the Board. The LRA is reviewed on a continuous basis and is subject to formal review at least annually as part of the Individual Liquidity Adequacy Assessment Process (ILAAP).

Statement of Liquidity Risk Appetite: The Board has approved that the Group will maintain an amount of available liquidity resources to meet modelled and prescribed regulatory liquidity stress outflows over a period of time (minimum buffer duration):

●       30 days in a Barclays specific stress

●      90 days in a market wide stress

● 30 days in a combined stress ● LCR 30 days minimum ratio 100% (Pillar 1 basis)

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 399

Barclays’ approach to managing risks

Management of funding risk

The stress outflows are used to determine the size of the Group Liquidity Pool, which represents those resources immediately available to meet outflows in a stress. In addition to the liquidity pool, the Key Risk Control Framework provides for other management actions, including generating liquidity from other liquid assets on the Group’s balance sheet in order to meet additional stress outflows, or to preserve or restore the Liquidity Pool in the event of a liquidity stress.

Liquidity Limits

Barclays manages limits on a variety of on and off-balance sheet exposures, a sample of which is shown in the table below. These limits serve to control the overall extent and composition of liquidity risk taken by managing exposure to the cash outflows.

Internal Pricing and Incentives

Barclays actively manages the composition and duration of the balance sheet and of contingent liabilities through the transfer of liquidity premium directly to business units. Liquidity premiums are charged and credited to businesses according to the behavioural life of assets and liabilities and contingent liquidity risk under stress. These transfer pricing mechanisms are designed to ensure that liquidity risk is reflected in product pricing and performance measurement, thereby ensuring that the Liquidity Framework is integrated into business level decision making to drive the appropriate mix of sources and uses of funds.

Early Warning Indicators

Barclays monitors a range of market indicators for early signs of liquidity risk either in the market or specific to Barclays, a sample of which are shown in the table below. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions. Early Warning Indicators are used as part of the assessment of whether to invoke the Group’s Contingency Funding Plan, which provides a framework for how the liquidity stress would be managed.

400 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Contingency Funding Plan

Barclays maintains a Contingency Funding Plan (CFP), which is designed to provide a framework where a liquidity stress could be effectively managed. The CFP is proportionate to the nature, scale and complexity of the business and is tested to ensure that it is operationally robust. The CFP details the circumstances in which the plan could be invoked, including as a result of adverse movements in Liquidity Early Warning Indicators. As part of the plan the Barclays Treasurer has established a Liquidity Management Committee (LMC.) On invocation of the CFP by the Executive Committee (ExCo), the LMC would meet to identify the likely impact of the event on the Group and determine the response, which would be proportionate to the nature and severity of the stress.

The CFP provides a communication plan and includes management actions to respond to liquidity stresses of varying severity. This could include monetising the liquidity pool, slowing the extension of credit, increasing the tenor of funding and securitising or selling assets.

Recovery and Resolution Planning (RRP)

In accordance with the requirements of the PRA Rulebook: Recovery and Resolution, Barclays has developed a Group Recovery Plan. The key objectives are to provide the Group with a range of options to ensure the viability of the firm in a stress, set consistent early warning indicators to identify when the Recovery Plan should be invoked and to enable the Group to be adequately prepared to respond to stressed conditions.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 401

Barclays’ approach to managing risks

Management of funding risk

Capital Risk

Overview

      Capital risk

      Capital risk is the risk that the Group has insufficient capital resources to:

▪	Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources at each level where prudential capital requirements are applied;
▪	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and
▪	Support its growth and strategic options.

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

Capital planning

Capital forecasts are managed on a top-down and bottom-up basis through both short term (one year) and medium term (three to five years) financial planning cycles. Barclays’ capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support the Group’s risk profile, regulatory and business needs. As a result, the Group holds a diversified capital base that provides strong loss absorbing capacity and optimised returns.

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

402 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Regulatory requirements

Capital planning is set in consideration of minimum regulatory requirements in all jurisdictions in which the Group operates. Regulatory capital requirements are determined by the PRA.

Under these regulatory frameworks, capital requirements are set in consideration of the level of risk that the firm is exposed to which is measured through both risk weighted assets (RWAs) and leverage.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 403

Barclays’ approach to managing risks

Management of funding risk

Capital held to support the level of risk identified is set in consideration of minimum ratio requirements and internal buffers.

Target ratios

The Group’s capital plan is set in consideration of our risk profile, business and regulatory requirements as determined by the PRA. The Group expects to meet the minimum requirements for leverage and capital ratios including the CET1, AT1, T2 and MREL/TLAC minima, both during the transition period and upon full implementation and also hold an internal buffer sized according to the firm’s assessment of various risks including uncontrollable market factors.

Regulatory reform

Further changes to capital requirements may occur due to continued regulatory focus on the risk weighting of assets, including Basel Committee on Banking Supervision (BCBS) proposals on fundamental review of the trading book, revisions to standardised rules for credit risk, counterparty credit risk, CVA volatility risk and operational risk as well as the application of RWA floor based on standardised approach to limit the use internal models in certain areas.

Additional capital requirements may also arise from other regulatory reforms, including UK, EU and US proposals on bank structural reform and current European Banking Authority (EBA) proposals for ‘Minimum Requirement for own funds and Eligible Liabilities (MREL) under the EU Bank Recovery and Resolution Directive (BRRD). Included within these reforms are the Bank of England proposals on MREL requirements for UK banks which were published in December 2015. We expect these requirements to be finalised and communicated to banks during the course of 2016.

However, many of the proposals are still subject to finalisation and implementation and may have a different effect when in final form, the impact of these proposals is still being assessed. For further information see Funding Risk in Material Risks Review and Regulatory Developments in the section on Supervision and Regulation.

Governance

The Group and legal entity capital plans are underpinned by the Capital Risk Framework, which includes capital management policies and practices approved by the Principal Risk Officer. These plans are implemented consistently in order to deliver on the Group objectives.

The Board approves the Group capital plan, stress tests and recovery plan. The Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a bi-monthly basis. The Board Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast in order to understand and manage the Group’s projected capital adequacy.

Monitoring and managing capital

Capital is monitored and managed on an ongoing basis through;

Stress testing: Internal group-wide stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios arising from stressed macroeconomic conditions. Actual recent economic, market and regulatory scenarios are used to inform the assumptions of stress tests and assess the effectiveness of mitigation strategies.

The Group also undertakes stress tests prescribed by the BoE and EBA. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible stressed conditions.

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

404 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of funding risk

Senior Management awareness and transparency: Barclays Treasury works closely with Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatility which are considered in the Group’s capital plan. Capital risks against firm-specific and macroeconomic early warning indicators are monitored and reported to Treasury Committee, associated with clear escalation channels to senior management.

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

Foreign exchange risk: The Group has capital resources and risk weighted assets denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and RWAs. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 405

Management of conduct risk (including reputation risk)

This section provides an analysis of the management of conduct risk (including reputation risk).

▪	Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or the Group and its employees because of inappropriate judgement in the execution of our business activities (see pages 407 and 408)

▪	Reputation risk is the risk of damage to the Barclays brand arising from association, action or inaction which is perceived by stakeholders to be inappropriate or unethical (see pages 408 and 409)

Barclays’ approach to managing risks

Management of conduct risk

Conduct risk

The risk that detriment is caused to customers, clients, counterparties or the Group because of inappropriate judgement in the execution of our business activities

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing good customer outcomes and protecting market integrity.

The Group has defined seven Key Risks that are the main sub-risk types to Conduct Risk:

▪	Our products or services do not meet customers’ needs or have the potential to cause customer detriment

▪	The way we design and undertake transaction services has the potential to cause customer detriment

▪	The way we design or undertake customer servicing has the potential to cause customer detriment

▪	Our strategy or business model has the potential to cause customer detriment

▪	Our governance arrangements or culture has the potential to cause customer detriment

▪	We fail to obtain and maintain relevant regulatory authorisations, permissions and licence requirements

▪	Damage to Barclays reputation is caused during the conduct of our business

Organisation and structure

The Conduct and Reputation Risk Committee (CRRC) derives its authority from the Barclays Group Head of Compliance. The purpose of the CRRC is to review and monitor the effectiveness of Barclays’ management of Conduct and Reputation Risk. In addition, specific committees monitor conduct risk and the control environment at the business level.

Roles and responsibilities

The Conduct Risk Principal Risk Framework (PRF) comprises a number of elements that allow the Group to manage and measure its conduct risk profile.

The PRF is implemented across the Group:

▪	Vertically, through an organisational structure that requires all businesses to implement and operate their own conduct risk framework that meets the requirements detailed within the ERMF

▪	Horizontally, with Group Key Risk Officers (KROs) required to monitor information relevant to their Key Risk from each element of the Conduct Risk PRF

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 407

Barclays’ approach to managing risks

Management of conduct risk

The primary responsibility for managing conduct risk and compliance with control requirements sits with the business where the risk arises. The Conduct Risk Accountable Executive for each business is responsible for ensuring the implementation of, and adherence to the PRF.

The Conduct Principal Risk Officer is responsible for owning and maintaining an appropriate Group-wide Conduct Risk PRF and for overseeing Group-wide Conduct Risk management.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward looking horizon scanning analysis as well as backward looking evidence-based indicators from both internal and external sources. For details please refer to the Risk Review, Conduct and Reputation Risk Performance section of this report (page 175).

Business level reports are reviewed within Compliance. Compliance then creates Group level reports for consideration by CRRC and RepCo. The Group periodically assesses its management of conduct risk through independent audits and addresses issues identified.

Event-driven reporting consists of any risks or issues that breach certain thresholds for severity and probability. Any such risks or issues must be promptly escalated to the business and the appropriate KRO.

In 2015 Reputation Risk was re-designated as a Key Risk under the Conduct Risk Principal Risk. The Reputation Key Risk Framework outlines the processes and actions required of the business. These include regular and forward looking reviews of current and emerging reputation risks so that a topical and comprehensive reputation risk profile of the organisation can be maintained.

Reputation risk is the risk of damage to the Group’s brand arising from any association, action or inaction which is perceived by stakeholders (e.g. customers, clients, colleagues, shareholders, regulators, opinion formers) to be inappropriate or unethical. Damage to the Group’s brand and consequent erosion of our reputation reduces the attractiveness of the Group to stakeholders and may lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Reputation risk may arise in many different ways, for example:

▪	failure to act in good faith and in accordance with the Group’s values and code of conduct;

▪	failure (real or perceived) to comply with the law or regulation, or association (real or implied) with illegal activity;

▪	failures in corporate governance, management or technical systems;

▪	failure to comply with internal standards and policies;

▪	association with controversial sectors or clients;

▪	association with controversial transactions, projects, countries or governments;

▪	association with controversial business decisions, including but not restricted to, decisions relating to: products (in particular new products), delivery channels, promotions/advertising, acquisitions, branch representation, sourcing/supply chain relationships, staff locations, treatment of financial transactions;

▪	association with poor employment practices.

In each case, the risk may arise from failure to comply with either stated norms, which are likely to change over time, so an assessment of reputation risk cannot be static. If not managed effectively, stakeholder expectations of responsible corporate behavior will not be met.

408 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of conduct risk

Reputation Risk may also arise and cause damage to the Group’s image, through association with clients, their transactions or their projects if these are perceived by external stakeholders to be environmentally damaging. Where the Group is financing infrastructure projects which have potentially adverse environmental impacts, the Group’s Client Assessment and Aggregation policy and supporting Environmental and Social Risk Standard will apply. This policy identifies the circumstances in which the Group requires due diligence to include assessment of specialist environmental reports. These reports will include consideration of a wide range of the project’s potential impacts including on air, water and land quality, on biodiversity issues, on locally affected communities, including any material upstream and downstream impacts, and on working conditions together with employee and community health and safety. Adherence to the Environmental and Social Risk Standard is the mechanism by which Barclays fulfils the requirements of the Equator Principles. These Principles are an internationally recognised framework for environmental due diligence in project finance. Barclays was one of the four banks which collaborated in developing the Principles, ahead of their launch in 2003 with 10 adopting banks. There are now more than 80 banks worldwide which have adopted the Equator Principles (see www.equator-principles.com).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 409

Additional information

Additional financial disclosure (unaudited)

All disclosures in this section (pages 410 to 432) are unaudited unless otherwise stated.

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customers account. The following table displays these balances on an average balance sheet basis.

Average for the year ended	2015	2014	2013

31 December[a]	£m	£m	£m

Deposits from banks

UK	7,402	6,002	8,551

Europe	40,389	41,101	52,505

Americas	7,439	6,191	6,131

Asia	6,744	6,524	6,950

Africa	3,710	3,735	4,568

Total deposits from banks	65,684	63,553	78,705

Customer Accounts

UK	283,482	274,468	262,685

Europe	44,474	55,121	62,073

Americas	70,924	65,433	58,815

Asia	10,279	13,444	13,825

Africa	39,159	43,101	47,712

Customer Accounts	448,318	451,567	445,110

Deposits from banks in offices in the United Kingdom received from non-residents amounted to £31,976m (2014: £42,172m). The balances below are on a spot basis as at 31 December 2015, rather than the average basis per the tables included above.

Year ended 31 December	2015	2014	2013

	£m	£m	£m

Customer Accounts	418,242	427,704	431,999

In offices in the United Kingdom:

Current and Demand Accounts

- interest free	73,987	68,647	61,343

Current and Demand Accounts

- interest bearing	33,467	34,047	29,451

Savings accounts	119,838	114,828	107,865

Other time deposits- retail	13,903	12,100	15,113

Other time deposits- wholesale	70,399	72,150	60,457

Total repayable in offices	311,594	301,772	274,229
in the United Kingdom

In offices outside the United Kingdom:

Current and Demand Accounts

- interest free	12,777	17,236	15,497

Current and Demand Accounts

- interest bearing	26,891	23,127	28,558

Savings accounts	15,729	16,335	15,620

Other time deposits	51,251	69,234	98,095

Total repayable in offices outside the United Kingdom	106,648	125,932	157,770

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £47,129m (2014: £48,654m).

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper, negotiable certificates of deposit and repurchase agreements.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2015	2014	2013

	£m	£m	£m

Year-end balance	47,080	58,390	55,615

Average balance[a,b]	65,684	63,553	78,705

Maximum balance[a]	84,270	72,810	95,808

Average interest rate during year	0.3%	0.3%	0.3%

Year-end interest rate	0.2%	0.4%	0.4%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2015	2014	2013

	£m	£m	£m

Year-end balance	6,689	7,125	11,269

Average balance[a]	9,192	11,797	15,169

Maximum balance[a]	13,407	16,891	18,320

Average interest rate during year	0.3%	0.3%	0.2%

Year-end interest rate	0.3%	0.2%	0.2%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than $100,000.

	2015	2014	2013

	£m	£m	£m

Year-end balance	14,312	23,928	20,729

Average balance[a]	22,298	23,947	28,644

Maximum balance[a]	29,216	29,100	36,158

Average interest rate during year	1.0%	0.9%	1.0%

Year-end interest rate	1.0%	0.9%	0.7%

Repurchase Agreements

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2015	2014	2013

	£m	£m	£m

Year-end balance[d]	25,035	124,479	196,748

Average balance[a,b,c,d]	114,933	191,181	246,562

Maximum balance[a,d]	167,343	218,523	280,203

Average interest rate during year	0.3%	0.2%	0.3%

Year-end interest rate	0.3%	0.2%	0.1%

Notes

a	Calculated based on month-end balances.
b	The average balance differs to the average balance sheet as the latter excludes non-interest bearing settlement balances.
c	The average balance differs to the average balance sheet as the latter is stated on a gross basis prior to any offsetting of liabilities against assets.
d	During 2015, reverse repurchase and repurchase agreements including other similar lending and borrowing in certain businesses have been designated at fair value following a change in accounting treatment to better align to the way the business manages the portfolio’s risk and performance.

410 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed

	£m	£m	£m	£m	£m

As at 31 December 2015

Guarantees and letters of credit pledged as collateral security	15,227	499	47	292	16,065

Performance guarantees, acceptances and endorsements	4,350	83	114	10	4,557

Documentary credits and other short-term trade related transactions	718	119	8		845

Forward starting reverse repurchase agreements	93				93

Standby facilities, credit lines and other commitments	278,923	1,426	906	114	281,369

As at 31 December 2014

Guarantees and letters of credit pledged as collateral security	14,275	205	23	44	14,547

Performance guarantees, acceptances and endorsements	5,414	260	61	1,042	6,777

Documentary credits and other short-term trade related transactions	976	115			1,091

Forward starting reverse repurchase agreements	13,856				13,856

Standby facilities, credit lines and other commitments	269,796	4,515	1,847	157	276,315

Contractual obligations include debt securities, operating lease and purchase obligations.

Contractual obligations	Payments due by period
	Less than one year	Between one to three years	Between three to five years	After five years	Total
	£m	£m	£m	£m	£m
As at 31 December 2015
Long-term debt[a]	30,525	23,101	17,773	31,978	103,377
Operating lease obligations	377	603	535	1,874	3,389
Purchase obligations	485	434	262	276	1,457
Total	31,387	24,138	18,570	34,128	108,223

As at 31 December 2014
Long-term debt[a]	46,724	20,820	15,690	32,735	115,969
Operating lease obligations	444	687	566	2,036	3,733
Purchase obligations	511	371	153	208	1,243
Total	47,679	21,878	16,409	34,979	120,945

Net cash flows from derivatives used to hedge long-term debt amount to £5.5bn (2014: £6.3bn).

Further information on the contractual maturity of the Group’s assets and liabilities is given in the Funding section of the on page 103.

Notes

a	Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 411

Additional information

Additional financial disclosure (unaudited)

Securities

Securities at fair value	2015	2014	2013
As at 31 December	£m	£m	£m
Investment securities – available for sale
United Kingdom government	17,947	18,849	20,580
Other government	49,427	41,700	37,258
Other public bodies and US Agencies	5,462	6,034	8,890
Mortgage and asset backed securities	1,082	1,230	1,918
Bank and building society certificates of deposit	–	38	42
Corporate and other issuers	15,360	17,688	22,610
Debt securities	89,278	85,539	91,298
Equity securities	989	527	458
Investment securities – available for sale	90,267	86,066	91,756
Other securities – held for trading
United Kingdom government	4,020	7,450	10,361
Other government	19,503	29,720	40,690
Other public bodies and US Agencies	8,683	9,879	5,820
Mortgage and asset backed securities	2,927	7,165	10,962
Bank and building society certificates of deposit	559	240	182
Corporate and other issuers	9,884	11,544	16,545
Debt securities	45,576	65,998	84,560
Equity securities	29,055	44,576	42,659
Other securities – held for trading	74,631	110,574	127,219

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities.

Maturities and yield of available for sale debt securities
As at 31 December 2015	Maturing with one year		Maturing one but within five years		Maturing after five but within ten years		Maturing after ten years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	£m	%	£m	%	£m	%	£m	%	£m	%

Government	8,811	1.5%	29,419	1.4%	17,583	1.5%	11,561	2.6%	67,374	1.6%
Other public bodies and US Agencies	242	0.5%	3,368	1.3%	1,691	2.2%	161	1.5%	5,462	1.5%
Other issuers	2,322	1.9%	11,130	1.7%	2,130	2.1%	860	1.6%	16,442	1.8%

Total book value	11,375	1.5%	43,917	1.5%	21,404	1.6%	12,582	2.5%	89,278	1.6%

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2015 by the fair value of securities held at that date.

412 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Average balance sheet

Average balances are based upon monthly averages.

Assets	2015
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%

Loans and advances to banks	UK	51,597	513	1	514	1.0

Loans and advances to banks	Non-UK	48,521	186	5	191	0.4

Loans and advances to banks[a]	Total	100,118	699	6	705	0.7

Loans and advances to customers	UK	283,191	8,699	84	8,783	3.1

Loans and advances to customers	Non-UK	120,252	6,033	212	6,245	5.2

Loans and advances to customers[a]	Total	403,443	14,732	296	15,028	3.7

Available for sale investments	UK	84,291	1,039	-	1,039	1.2

Available for sale investments	Non-UK	9,436	348	-	348	3.7

Available for sale investments	Total	93,727	1,387	-	1,387	1.5

Reverse repurchase agreements	UK	86,322	18	187	205	0.2

Reverse repurchase agreements	Non-UK	96,187	45	193	238	0.2

Reverse repurchase agreements[b]	Total	182,509	63	380	443	0.2

Other interest income[c]		-	320	-	320	-

Total interest earning assets not at fair value through P&L		779,797	17,201	682	17,883	2.3

Less interest expense		-	(4,643)	(625)	(5,268)	-

Net interest		779,797	12,558	57	12,615	1.6

Interest earning assets at fair value through P&L	UK	48,360

Interest earning assets at fair value through P&L	Non-UK	81,031

Interest earning assets at fair value through P&L	Total	129,391

Total interest earning assets		909,188

Impairments		(5,273)

Non-interest earning assets		526,448

Total		1,430,363

Percentage of total average interest earning assets in offices outside the UK		39%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously. During 2015, reverse repurchase and repurchase agreements including other similar lending and borrowing in certain businesses have been designated at fair value following a change in accounting treatment to better align to the way the business manages the portfolio’s risk and performance.

c	Other interest income principally includes interest income relating to hedging activity.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 413

Additional information

Additional financial disclosure (unaudited)

Assets	2014
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%

Loans and advances to banks	UK	48,162	377	-	377	0.8

Loans and advances to banks	Non-UK	47,375	262	-	262	0.6

Loans and advances to banks[a]	Total	95,537	639	-	639	0.7

Loans and advances to customers	UK	272,463	8,779	74	8,853	3.2

Loans and advances to customers	Non-UK	137,122	5,898	184	6,082	4.4

Loans and advances to customers[a]	Total	409,585	14,677	258	14,935	3.6

Available for sale investments	UK	74,868	1,323	-	1,323	1.8

Available for sale investments	Non-UK	11,130	292	-	292	2.6

Available for sale investments	Total	85,998	1,615	-	1,615	1.9

Reverse repurchase agreements	UK	155,170	31	589	620	0.4

Reverse repurchase agreements	Non-UK	127,670	55	287	342	0.3

Reverse repurchase agreements[b]	Total	282,840	86	876	962	0.3

Other interest income[c]		-	346	-	346	-

Total interest earning assets not at fair value through P&L		873,960	17,363	1,134	18,497	2.1

Less interest expense		-	(5,283)	(980)	(6,263)	-

Net interest		873,960	12,080	154	12,234	1.4

Interest earning assets at fair value through P&L	UK	57,070

Interest earning assets at fair value through P&L	Non-UK	56,477

Interest earning assets at fair value through P&L	Total	113,547

Total interest earning assets		987,507

Impairments		(6,770)

Non-interest earning assets		515,020

Total		1,495,757

Percentage of total average interest earning assets in offices outside the UK		38%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest income principally includes interest income relating to hedging activity.

414 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Assets	2013
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%

Loans and advances to banks	UK	51,185	383	35	418	0.8

Loans and advances to banks	Non-UK	61,204	304	1	305	0.5

Loans and advances to banks[a]	Total	112,389	687	36	723	0.6

Loans and advances to customers	UK	271,111	9,098	148	9,246	3.4

Loans and advances to customers	Non-UK	142,494	6,515	254	6,769	4.8

Loans and advances to customers[a]	Total	413,605	15,613	402	16,015	3.9

Available for sale investments	UK	73,212	1,346	-	1,346	1.8

Available for sale investments	Non-UK	14,802	458	-	458	3.1

Available for sale investments	Total	88,014	1,804	-	1,804	2.0

Reverse repurchase agreements	UK	193,303	8	715	723	0.4

Reverse repurchase agreements	Non-UK	132,488	33	342	375	0.3

Reverse repurchase agreements[b]	Total	325,791	41	1,057	1,098	0.3

Other interest income[c]		-	170	-	170	-

Total interest earning assets not at fair value through P&L		939,799	18,315	1,495	19,810	2.1

Less interest expense		-	(6,715)	(1,194)	(7,909)	-

Net interest		939,799	11,600	301	11,901	1.3

Interest earning assets at fair value through P&L	UK	65,534

Interest earning assets at fair value through P&L	Non-UK	75,763

Interest earning assets at fair value through P&L	Total	141,297

Total interest earning assets		1,081,096

Impairments		(8,009)

Non-interest earning assets		575,219

Total		1,648,306

Percentage of total average interest earning assets in offices outside the UK		39%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

c	Other interest income principally includes interest income relating to hedging activity.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 415

Additional information

Additional financial disclosure (unaudited)

Liabilities	2015
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%

Deposits by banks	UK	46,577	69	5	74	0.2

Deposits by banks	Non-UK	12,716	108	-	108	0.8

Deposits by banks	Total	59,293	177	5	182	0.3

Customer accounts	UK	237,723	402	28	430	0.2

Customer accounts	Non-UK	84,304	528	92	620	0.7

Customer accounts	Total	322,027	930	120	1,050	0.3

Debt securities in issue	UK	45,625	1,130	58	1,188	2.6

Debt securities in issue	Non-UK	35,507	592	44	636	1.8

Debt securities in issue	Total	81,132	1,722	102	1,824	2.2

Subordinated liabilities	UK	20,015	1,564	-	1,564	7.8

Subordinated liabilities	Non-UK	818	80	-	80	9.8

Subordinated liabilities	Total	20,833	1,644	-	1,644	7.9

Repurchase agreements	UK	94,660	-	232	232	0.2

Repurchase agreements	Non-UK	93,438	52	231	283	0.3

Repurchase agreements[a]	Total	188,098	52	463	515	0.3

Other interest expense[b]		-	118	(65)	53	-

Total interest bearing liabilities not at fair value through P&L		671,383	4,643	625	5,268	0.8

Interest bearing liabilities at fair value through P&L	UK	51,164

Interest bearing liabilities at fair value through P&L	Non-UK	63,779

Interest bearing liabilities at fair value through P&L	Total	114,943

Total interest bearing liabilities		786,326

Interest free customer deposits	UK	71,763

Interest free customer deposits	Non-UK	14,182

Interest free customer deposits	Total	85,945

Other non-interest bearing liabilities		490,992

Shareholders’ equity		67,100

Total		1,430,363

Percentage of total average interest bearing liabilities in offices outside the UK		37%

Notes

a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously. During 2015, reverse repurchase and repurchase agreements including other similar lending and borrowing in certain businesses have been designated at fair value following a change in accounting treatment to better align to the way the business manages the portfolio’s risk and performance.

b	Other interest expense principally includes interest expense relating to hedging activity.

416 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Liabilities		2014
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%

Deposits by banks	UK	41,931	89	-	89	0.2

Deposits by banks	Non-UK	15,388	110	2	112	0.7

Deposits by banks	Total	57,319	199	2	201	0.4

Customer accounts	UK	231,792	744	6	750	0.3

Customer accounts	Non-UK	92,337	729	230	959	1.0

Customer accounts	Total	324,129	1,473	236	1,709	0.5

Debt securities in issue	UK	51,218	1,315	82	1,397	2.7

Debt securities in issue	Non-UK	38,515	607	54	661	1.7

Debt securities in issue	Total	89,733	1,922	136	2,058	2.3

Subordinated liabilities	UK	19,575	1,541	-	1,541	7.9

Subordinated liabilities	Non-UK	1,151	81	-	81	7.0

Subordinated liabilities	Total	20,726	1,622	-	1,622	7.8

Repurchase agreements	UK	166,224	64	376	440	0.3

Repurchase agreements	Non-UK	126,347	9	230	239	0.2

Repurchase agreements[a]	Total	292,571	73	606	679	0.2

Other interest expense[b]		-	(6)	-	(6)	-

Total interest bearing liabilities not at fair value through P&L		784,478	5,283	980	6,263	0.8

Interest bearing liabilities at fair value through P&L	UK	37,722

Interest bearing liabilities at fair value through P&L	Non-UK	28,755

Interest bearing liabilities at fair value through P&L	Total	66,477

Total interest bearing liabilities		850,955

Interest free customer deposits	UK	65,294

Interest free customer deposits	Non-UK	15,033

Interest free customer deposits	Total	80,327

Other non-interest bearing liabilities		498,675

Shareholders’ equity		65,800

Total		1,495,757

Percentage of total average interest bearing liabilities in offices outside the UK		36%

Notes

a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
b	Other interest expense principally includes interest expense relating to hedging activity.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 417

Additional information

Additional financial disclosure (unaudited)

Liabilities		2013
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate
		£m	£m	£m	£m	%
Deposits by banks	UK	52,518	78	52	130	0.2

Deposits by banks	Non-UK	17,308	123	1	124	0.7

Deposits by banks	Total	69,826	201	53	254	0.4

Customer accounts	UK	228,046	1,285	74	1,359	0.6

Customer accounts	Non-UK	94,640	1,371	198	1,569	1.7

Customer accounts	Total	322,686	2,656	272	2,928	0.9

Debt securities in issue	UK	62,019	1,523	39	1,562	2.5

Debt securities in issue	Non-UK	42,114	653	47	700	1.7

Debt securities in issue	Total	104,133	2,176	86	2,262	2.2

Subordinated liabilities	UK	21,764	1,462	-	1,462	6.7

Subordinated liabilities	Non-UK	1,406	110	-	110	7.8

Subordinated liabilities	Total	23,170	1,572	-	1,572	6.8

Repurchase agreements	UK	205,170	59	428	487	0.2

Repurchase agreements	Non-UK	149,651	68	355	423	0.3

Repurchase agreements[a]	Total	354,821	127	783	910	0.3

Other interest expense[b]		-	(17)	-	(17)	-

Total interest bearing liabilities not at fair value through P&L		874,636	6,715	1,194	7,909	0.9

Interest bearing liabilities at fair value through P&L	UK	51,498

Interest bearing liabilities at fair value through P&L	Non-UK	30,333

Interest bearing liabilities at fair value through P&L	Total	81,831

Total interest bearing liabilities		956,467

Interest free customer deposits	UK	58,438

Interest free customer deposits	Non-UK	13,784

Interest free customer deposits	Total	72,222

Other non-interest bearing liabilities		558,116

Shareholders’ equity		61,501

Total		1,648,306

Percentage of total average interest bearing liabilities in offices outside the UK		35%

Notes

a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
b	Other interest expense principally includes interest expense relating to hedging activity.

418 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

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

Interest income		2015/2014 Change due to increase/(decrease) in:			2014/2013 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m

Loans and advances to banks	UK	137	28	109	(41)	(24)	(17)

Loans and advances to banks	Non-UK	(71)	6	(77)	(43)	(74)	31

Loans and advances to banks	Total	66	34	32	(84)	(98)	14

Loans and advances to customers	UK	(70)	342	(412)	(393)	46	(439)

Loans and advances to customers	Non-UK	163	(802)	965	(687)	(249)	(438)

Loans and advances to customers	Total	93	(460)	553	(1,080)	(203)	(877)

Available for sale investments	UK	(284)	152	(436)	(23)	30	(53)

Available for sale investments	Non-UK	56	(49)	105	(166)	(103)	(63)

Available for sale investments	Total	(228)	103	(331)	(189)	(73)	(116)

Reverse repurchase agreements	UK	(415)	(216)	(199)	(103)	(150)	47

Reverse repurchase agreements	Non-UK	(104)	(79)	(25)	(33)	(14)	(19)

Reverse repurchase agreements	Total	(519)	(295)	(224)	(136)	(164)	28

Other interest income		(26)	-	(26)	176	-	176

Total interest receivable		(614)	(618)	4	(1,313)	(538)	(775)

Interest expense		2015/2014 Change due to increase/(decrease) in:			2014/2013 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m

Deposits by banks	UK	(15)	9	(24)	(41)	(24)	(17)

Deposits by banks	Non-UK	(4)	(21)	17	(12)	(14)	2

Deposits by banks	Total	(19)	(12)	(7)	(53)	(38)	(15)

Customer accounts	UK	(320)	19	(339)	(609)	22	(631)

Customer accounts	Non-UK	(339)	(78)	(261)	(610)	(37)	(573)

Customer accounts	Total	(659)	(59)	(600)	(1,219)	(15)	(1,204)

Debt securities in issue	UK	(209)	(148)	(61)	(165)	(288)	123

Debt securities in issue	Non-UK	(25)	(53)	28	(39)	(61)	22

Debt securities in issue	Total	(234)	(201)	(33)	(204)	(349)	145

Subordinated liabilities	UK	23	35	(12)	79	(156)	235

Subordinated liabilities	Non-UK	(1)	(27)	26	(29)	(19)	(10)

Subordinated liabilities	Total	22	8	14	50	(175)	225

Repurchase agreements	UK	(208)	(177)	(31)	(47)	(99)	52

Repurchase agreements	Non-UK	44	(73)	117	(184)	(59)	(125)

Repurchase agreements	Total	(164)	(250)	86	(231)	(158)	(73)

Other interest expense		59	-	59	11	-	11

Total interest payable		(995)	(514)	(481)	(1,646)	(735)	(911)

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 419

Additional information

Additional financial disclosure (unaudited)

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the credit risk management section.

A. Impairment

Movements in allowance for impairment by geography
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m

Allowance for impairment as at 1 January	5,455	7,258	7,799	10,597	12,432

Effects of the adoption of IFRS 10	-	-	-	(1,701)	-

Acquisitions and disposals	-	13	(5)	(80)	(18)

Unwind of discount	(149)	(153)	(179)	(211)	(243)

Exchange and other adjustments	(617)	(1,047)	(260)	(206)	(440)

Amounts written off:

United Kingdom	(1,354)	(1,313)	(1,548)	(1,972)	(2,401)

Europe	(200)	(742)	(957)	(1,119)	(932)

Americas	(411)	(535)	(276)	(311)	(954)

Africa and Middle East	(300)	(423)	(534)	(655)	(695)

Asia	(12)	(24)	(28)	(62)	(183)

Recoveries:

United Kingdom	281	147	119	127	159

Europe	15	27	18	31	43

Americas	52	-	-	-	-

Africa and Middle East	52	46	63	51	56

Asia	-	1	1	3	7

New and increased impairment allowance:

United Kingdom	1,559	1,596	1,687	1,728	2,442

Europe	399	757	1,131	1,566	1,299

Americas	649	378	514	250	438

Africa and Middle East	438	449	566	853	727

Asia	11	50	31	50	56

Reversals of impairment allowance:

United Kingdom	(320)	(381)	(302)	(356)	(353)

Europe	(141)	(337)	(323)	(463)	(135)

Americas	(59)	(38)	(4)	(23)	(280)

Africa and Middle East	(22)	(45)	(45)	(70)	(113)

Asia	(5)	(8)	(9)	(16)	(50)

Recoveries:

United Kingdom	(281)	(147)	(119)	(127)	(159)

Europe	(15)	(27)	(18)	(31)	(43)

Americas	(52)	-	-	-	-

Africa and Middle East	(52)	(46)	(63)	(51)	(56)

Asia	-	(1)	(1)	(3)	(7)

Allowance for impairment as at 31 December	4,921	5,455	7,258	7,799	10,597

Average loans and advances for the year	503,561	505,122	525,995	564,128	548,944

420 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Analysis of impairment charges
As at 31 December	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m

Impairment charges:

United Kingdom	958	1,068	1,266	1,245	1,930

Europe	243	393	790	1,072	1,121

Americas	538	340	510	227	158

Africa and Middle East	364	358	458	732	558

Asia	6	41	21	31	(1)

Impairment on loans and advances	2,109	2,200	3,045	3,307	3,766

Impairment on available for sale assets	17	(31)	1	40	1,860

Impairment on reverse repurchase agreements	-	(5)	8	(3)	(48)

Impairment charges	2,126	2,164	3,054	3,344	5,578

Other credit provisions charge	(12)	4	17	(4)	24

Impairment charges	2,114	2,168	3,071	3,340	5,602

The industry classifications in the tables below have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charges on loans and advances by industry
As at 31 December	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m

United Kingdom:

Financial institutions	(4)	(9)	2	30	83

Manufacturing	(8)	1	44	12	41

Construction	10	8	23	25	22

Property	11	10	25	82	59

Energy and water	42	-	-	1	5

Wholesale and retail distribution and leisure	38	54	52	109	297

Business and other services	108	73	86	138	138

Home loans	27	28	38	18	66

Cards, unsecured and other personal lending	735	893	980	799	1,200

Other	(1)	10	16	31	19

Total United Kingdom	958	1,068	1,266	1,245	1,930

Overseas	1,151	1,132	1,779	2,062	1,836

Total Impairment charges	2,109	2,200	3,045	3,307	3,766

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 421

Additional information

Additional financial disclosure (unaudited)

Allowance for impairment by industry
	2015		2014		2013		2012		2011
As at 31 December	£m	%	£m	%	£m	%	£m	%	£m	%

United Kingdom:

Financial institutions	10	0.2	9	0.2	23	0.3	411	5.3	456	4.3

Manufacturing	30	0.6	32	0.6	84	1.2	37	0.5	97	0.9

Construction	32	0.7	33	0.6	45	0.6	31	0.4	53	0.5

Property	122	2.5	140	2.6	73	1.0	118	1.5	121	1.1

Government and central bank	-	-	-	-	18	0.2	-	-	-	-

Energy and water	90	1.8	-	-	1	-	-	-	-	-

Wholesale and retail distribution and leisure	124	2.5	137	2.5	124	1.7	243	3.1	378	3.6

Business and other services	238	4.8	205	3.8	202	2.8	217	2.8	258	2.4

Home loans	157	3.2	123	2.3	111	1.5	129	1.7	134	1.3

Cards, unsecured and other personal lending	1,652	33.6	1,912	35.1	2,228	30.7	2,043	26.2	2,469	23.3

Other	37	0.8	60	1.1	71	1.0	41	0.5	39	0.4

Total United Kingdom	2,492	50.6	2,652	48.6	2,980	41.1	3,270	41.9	4,005	37.8

Overseas	2,429	49.4	2,803	51.4	4,278	58.9	4,529	58.1	6,592	62.2

Total	4,921	100.0	5,455	100.0	7,258	100.0	7,799	100.0	10,597	100.0

Amounts written off and recovered by industry
	Amounts written off					Recoveries of amounts previously written off
As at 31 December	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m

United Kingdom:

Financial institutions	3	1	13	55	67	8	11	1	4	-

Manufacturing	6	13	55	76	28	2	6	4	2	4

Construction	13	21	26	52	45	3	3	2	4	2

Property	24	19	34	95	71	13	17	1	7	3

Energy and water	-	-	1	1	3	2	-	-	-	-

Wholesale and retail distribution and leisure	94	48	78	246	229	17	13	4	13	39

Business and other services	65	59	138	200	127	15	10	19	22	6

Home loans	22	15	39	36	45	3	2	2	2	3

Cards, unsecured and other personal lending	1,113	994	1,127	1,184	1,739	214	81	82	73	102

Other	14	144	37	27	47	4	4	4	-	-

Total United Kingdom	1,354	1,314	1,548	1,972	2,401	281	147	119	127	159

Overseas	923	1,723	1,795	2,147	2,764	119	74	82	85	106

Total	2,277	3,037	3,343	4,119	5,165	400	221	201	212	265

Impairment ratios
	2015%	2014%	2013%	2012%	2011%

Impairment charges as a percentage of average loans and advances	0.42	0.44	0.58	0.59	0.69

Amounts written off (net of recoveries) as a percentage of average loans and advances	0.37	0.56	0.60	0.69	0.89

Allowance for impairment balance as a percentage of loans and advances as at 31 December	1.10	1.15	1.54	1.65	2.16

422 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

B. Potential credit risk loans

Credit risk loans summary
	2015	2014	2013	2012	2011
As at 31 December	£m	£m	£m	£m	£m

Impaired loans[a]	5,635	6,854	10,510	11,747	17,326

Accruing loans which are contractually overdue 90 days or more as to principal or interest	1,744	1,912	1,903	2,490	3,179

Impaired and restructured loans	438	723	885	788	837

Credit risk loans	7,817	9,489	13,298	15,025	21,342

Credit risk loans	2015	2014	2013	2012	2011
As at 31 December	£m	£m	£m	£m	£m

Impaired loans:

United Kingdom[a]	2,747	3,090	3,986	4,717	5,801

Europe	1,198	2,011	4,137	4,433	5,261

Americas	499	317	683	357	3,759

Africa and Middle East	1,106	1,353	1,626	2,167	2,408

Asia	85	83	78	73	97

Total	5,635	6,854	10,510	11,747	17,326

Accruing loans which are contractually overdue 90 days or more as to principal or interest:

United Kingdom[a]	848	971	953	1,227	1,216

Europe	300	354	503	476	650

Americas	185	149	81	96	110

Africa and Middle East	411	437	364	688	1,195

Asia	-	1	2	3	8

Total	1,744	1,912	1,903	2,490	3,179

Impaired and restructured loans:

United Kingdom	286	559	734	615	643

Europe	33	31	13	27	60

Americas	117	90	81	116	124

Africa and Middle East	2	42	56	25	7

Asia	-	1	1	5	3

Total	438	723	885	788	837

Total credit risk loans:

United Kingdom[a]	3,881	4,620	5,673	6,559	7,660

Europe	1,531	2,396	4,653	4,936	5,971

Americas	801	556	845	569	3,993

Africa and Middle East	1,519	1,832	2,046	2,880	3,610

Asia	85	85	81	81	108

Credit risk loans	7,817	9,489	13,298	15,025	21,342

[a]	2014 impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and total credit risk loans within the United Kingdom have been revised by £55m, £96m and £151m respectively to align methodology for determining arrears categories with other Home Finance risk disclosures.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 423

Additional information

Additional financial disclosure (unaudited)

Potential problem loans	2015	2014	2013	2012	2011
As at 31 December	£m	£m	£m	£m	£m

United Kingdom[a]	983	942	1,112	1,035	1,110

Europe	158	208	285	430	530

Americas	487	146	99	80	106

Africa and Middle East	408	306	310	314	217

Asia	14	10	2	1	9
Potential problem loans	2,050	1,612	1,808	1,860	1,972

	2015	2014	2013
Interest foregone on credit risk loans	£m	£m	£m

Interest income that would have been recognised under the original contractual terms

United Kingdom	139	195	194

Rest of the World	151	173	217
Total	290	368	411

Total impairment allowance coverage of credit risk loans	2015	2014	2013	2012	2011
As at 31 December	%	%	%	%	%

United Kingdom[b]	64.2	57.4	52.5	49.9	52.3

Europe	53.3	50.9	53.4	52.8	48.9

Americas	90.5	89.7	77.4	83.0	53.3

Africa and Middle East	55.3	54.7	52.7	48.0	40.1

Asia	57.9	96.5	72.8	86.4	90.7
Total coverage of credit risk lending	63.0	57.5	54.6	51.9	49.7

Total impairment allowance coverage of potential credit risk loans	2015	2014	2013	2012	2011
As at 31 December	%	%	%	%	%

United Kingdom[b]	51.2	48.7	43.9	43.1	45.7

Europe	48.3	46.9	50.3	48.6	44.9

Americas	56.3	71.1	69.3	72.7	51.9

Africa and Middle East	43.6	46.9	45.8	43.2	37.8

Asia	49.5	86.3	71.1	85.4	83.8
Total coverage of potential credit risk lending	49.9	49.7	48.0	46.2	45.5

[a]	2014 potential problem loans within the United Kingdom have been revised by £121m to align methodology for determining arrears categories with other Home Finance risk disclosures.
[b]	2014 impairment allowance coverage of credit risk loans and of potential credit risk loans within the United Kingdom have been revised to align methodology for determining arrears categories with other Home Finance risk disclosures.

424 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

C. Maturity Analysis of Loans and Advances

Maturity analysis of loans and advances to customers
As at 31 December 2015	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but no more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

United Kingdom

Corporate lending	14,634	14,957	2,791	3,301	12,692	13,922	4,585	11,307	78,189

Other lending to customers in the United Kingdom	3,811	4,157	2,454	5,248	18,925	15,911	33,604	79,279	163,389

Total United Kingdom	18,445	19,114	5,245	8,549	31,617	29,833	38,189	90,586	241,578

Europe	4,459	19,236	4,639	1,957	4,865	4,400	3,351	5,281	48,188

Americas	3,090	30,144	2,788	5,336	10,987	8,450	4,926	4,807	70,528

Africa and Middle East	4,034	3,021	1,503	2,435	7,057	5,855	4,485	5,910	34,300

Asia	509	5,169	578	1,410	1,092	544	175	67	9,544

Total loans and advances to customers	30,537	76,684	14,753	19,687	55,618	49,082	51,126	106,651	404,138

As at 31 December 2014

United Kingdom

Corporate lending	15,773	19,881	1,898	3,339	12,569	12,253	4,774	11,144	81,631

Other lending to customers in the United Kingdom	3,974	3,595	2,309	4,574	17,686	16,350	32,634	81,441	162,563

Total United Kingdom	19,747	23,476	4,207	7,913	30,255	28,603	37,408	92,585	244,194

Europe	5,049	24,717	1,404	1,692	5,901	5,408	5,116	11,950	61,237

Americas	2,624	42,198	1,487	3,800	9,219	8,665	4,382	4,685	77,060

Africa and Middle East	4,847	2,875	2,126	2,220	8,769	5,552	6,417	7,438	40,244

Asia	491	6,103	513	692	1,609	814	170	95	10,487

Total loans and advances to customers	32,758	99,369	9,737	16,317	55,753	49,042	53,493	116,753	433,222

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 425

Additional information

Additional financial disclosure (unaudited)

Maturity analysis of loans and advances to banks
As at 31 December 2015	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but no more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

United Kingdom	441	9,520	560	-	199	13	-	-	10,733

Europe	1,109	7,885	832	26	66	-	-	-	9,918

Americas	1,193	10,980	244	327	308	26	-	-	13,078

Africa and Middle East	1,173	880	102	306	404	1	-	34	2,900

Asia	1,438	2,274	216	175	602	3	12	-	4,720

Total loans and advances to banks	5,354	31,539	1,954	834	1,579	43	12	34	41,349

As at 31 December 2014

United Kingdom	623	6,159	327	325	38	-	-	-	7,472

Europe	2,032	10,375	68	4	314	-	-	-	12,793

Americas	1,172	10,914	893	186	18	20	24	-	13,227

Africa and Middle East	939	1,086	502	478	245	-	-	-	3,250

Asia	1,109	2,604	1,446	176	22	-	12	-	5,369

Total loans and advances to banks	5,875	31,138	3,236	1,169	637	20	36	-	42,111

426 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

D. Industrial and Geographical Concentrations of Loans and Advances

Loans and advances to customers by industry	2015	2014	2013	2012	2011

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	80,785	103,503	103,703	93,745	93,380

Manufacturing	12,444	11,849	10,632	11,907	13,264

Construction	3,798	3,767	4,245	4,625	4,931

Property	20,019	19,544	20,844	22,575	25,087

Government and central bank	5,942	7,127	4,999	4,809	6,135

Energy and water	7,874	8,557	7,547	7,638	7,425

Wholesale and retail distribution and leisure	14,034	13,635	13,288	15,070	16,818

Business and other services	26,092	22,803	20,663	24,722	27,214

Home loans	156,384	167,520	180,295	172,875	172,106

Cards, unsecured loans and other personal lending	63,217	58,914	55,806	58,863	53,783

Other	13,549	16,003	19,463	21,530	23,688

Loans and advances to customers	404,138	433,222	441,485	438,359	443,831

Loans and advances to customers in the UK	2015	2014	2013	2012	2011

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	18,530	23,728	22,101	22,290	20,257

Manufacturing	5,735	6,274	5,411	6,078	6,282

Construction	3,164	2,957	3,195	3,108	3,444

Property	15,556	15,053	15,096	15,283	16,351

Government and central bank	512	276	819	198	123

Energy and water	1,922	2,096	1,715	2,286	1,598

Wholesale and retail distribution and leisure	10,382	9,997	9,734	9,810	10,686

Business and other services	16,314	13,944	13,052	15,971	16,731

Home loans	132,324	132,864	129,703	119,781	112,394

Cards, unsecured loans and other personal lending	30,452	28,061	30,396	31,772	29,881

Other	6,687	8,944	8,444	9,476	8,404

Loans and advances to customers in the UK	241,578	244,194	239,666	236,053	226,151

Loans and advances to customers in Europe	2015	2014	2013	2012	2011

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	16,918	22,126	17,791	20,245	20,255

Manufacturing	2,352	1,641	2,051	2,827	3,545

Construction	68	193	625	663	943

Property	796	1,175	2,652	3,242	4,023

Government and central bank	3,415	3,759	1,583	2,458	2,167

Energy and water	1,280	2,612	3,119	2,376	2,453

Wholesale and retail distribution and leisure	711	1,105	1,524	2,588	3,134

Business and other services	3,355	1,878	2,882	2,985	5,498

Home loans	12,503	19,933	35,110	36,965	38,732

Cards, unsecured loans and other personal lending	5,047	5,226	7,146	6,346	6,875

Other	1,743	1,589	2,014	2,471	5,711

Loans and advances to customers in Europe	48,188	61,237	76,497	83,166	93,336

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 427

Additional information

Additional financial disclosure (unaudited)

Loans and advances to customers in the Americas	2015	2014	2013	2012	2011

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	39,798	49,171	49,457	43,428	46,636

Manufacturing	1,562	1,458	1,308	1,229	1,400

Construction	120	119	19	1	33

Property	1,720	1,542	944	686	882

Government and central bank	3	320	371	785	620

Energy and water	2,914	2,487	1,496	1,761	2,170

Wholesale and retail distribution and leisure	934	490	473	739	661

Business and other services	3,363	3,262	2,227	2,368	1,605

Home loans	624	770	783	480	566

Cards, unsecured loans and other personal lending	18,140	15,666	12,936	12,047	9,691

Other	1,350	1,775	1,301	1,235	1,319

Loans and advances to customers in the Americas	70,528	77,060	71,315	64,759	65,583

Loans and advances to customers in Africa and Middle East	2015	2014	2013	2012	2011

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	1,860	4,169	6,298	4,546	2,343

Manufacturing	2,320	1,856	1,229	1,252	1,459

Construction	363	403	379	829	444

Property	1,780	1,579	2,029	3,117	3,618

Government and central bank	613	997	1,090	1,368	2,796

Energy and water	1,025	645	739	822	819

Wholesale and retail distribution and leisure	1,837	1,831	1,378	1,833	2,170

Business and other services	2,685	3,358	2,058	2,760	3,012

Home loans	10,689	13,591	14,347	15,376	19,912

Cards, unsecured loans and other personal lending	8,081	8,605	4,043	7,540	6,521

Other	3,047	3,210	7,073	7,827	7,660

Loans and advances to customers in Africa and Middle East	34,300	40,244	40,663	47,270	50,754

Loans and advances to customers in Asia	2015	2014	2013	2012	2011

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	3,679	4,309	8,056	3,236	3,889

Manufacturing	475	620	633	521	578

Construction	83	95	27	24	67

Property	167	195	123	247	213

Government and central bank	1,399	1,775	1,136	-	429

Energy and water	733	717	478	393	385

Wholesale and retail distribution and leisure	170	212	179	100	167

Business and other services	375	361	444	638	368

Home loans	244	362	352	273	502

Cards, unsecured loans and other personal lending	1,497	1,356	1,285	1,158	815

Other	722	485	631	521	594

Loans and advances to customers in Asia	9,544	10,487	13,344	7,111	8,007

428 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Interest rate sensitivity of loans and advances		2015			2014
As at 31 December	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
Banks	12,348	29,001	41,349	12,949	29,162	42,111
Customers	121,960	282,178	404,138	134,086	299,136	433,222

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 429

Additional information

Additional financial disclosure (unaudited)

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets
	As % of	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sectors
	assets	£m	£m	£m	£m

As at 31 December 2015[a]

United States	6.9	76,744	11,648	18,422	46,674

Germany	1.7	18,564	10,054	5,916	2,594

France	1.6	18,388	6,250	7,694	4,444

Netherlands	0.9	10,574	1,074	3,208	6,292

Cayman Islands	1.0	10,748	78	1	10,669

Switzerland	0.8	9,336	1,452	6,642	1,242

As at 31 December 2014

United States	6.2	84,606	7,196	23,409	54,001

Germany	1.4	19,481	8,381	8,620	2,480

France	2.0	26,884	12,632	5,919	8,333

Netherlands	1.1	15,080	1,437	3,279	10,364

Cayman Islands	0.9	12,480	49	1	12,430

As at 31 December 2013

United States	6.3	82,471	7,656	15,997	58,818

Germany	2.1	27,584	6,757	5,785	15,042

France	2.9	38,350	18,038	9,422	10,890

Netherlands	1.2	15,184	3,132	4,450	7,602

Spain	1.0	12,622	9,111	1,068	2,443

Off-Balance Sheet and other Credit Exposures	2015	2014	2013
As at 31 December	£m	£m	£m

Off-balance sheet exposures

Contingent liabilities	20,621	21,324	21,184

Commitments	282,307	291,262	275,571

On-balance sheet exposures

Trading portfolio assets	77,348	114,717	133,069

Financial assets designated at fair value	76,830	38,300	38,968

Derivative financial instruments	327,709	439,909	350,300

Available for sale financial investments	90,267	86,066	91,756

Notional principal amounts of credit derivatives	2015	2014	2013
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes[b]	948,646	1,183,963	1,576,184

Note

a	Figures are net of short securities.
b	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

430 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Additional Related Parties disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2015: 32 persons, 2014: 33 persons, 2013: 37 persons) for the year ended 31st December 2015 amounted to £52.2m (2014: £56.9m, 2013: £70.0m). In addition, the aggregate amount set aside for the year ended 31st December 2015, to provide pension benefits for the Directors and Officers amounted to £0.3m (2014: £0.3m, 2013: £0.6m).

Selected financial statistics	2015	2014	2013	2012	2011
	%	%	%	%	%
Return on average shareholders’ equity[a]	1.4	0.8	1.6	(0.5)	5.6

Return on average total assets[b]	0.1	-	0.1	-	0.2

Average shareholders’ equity as a percentage of average total assets	5.2	4.8	4.5	4.2	3.9

	2015	2014	2013	2012	2011
Selected income statement data	£m	£m	£m	£m	£m
Continuing operations

Interest income	17,195	17,369	18,315	19,211	20,589

Interest expense	(3,882)	(5,231)	(6,662)	(7,561)	(8,393)

Non-interest income	13,442	13,677	16,810	13,807	20,927

Operating expenses	(20,677)	(20,423)	(21,974)	(21,007)	(20,881)

Impairment charges	(2,114)	(2,168)	(3,071)	(3,340)	(5,602)

Share of post-tax results of associates and joint ventures	47	36	(56)	110	60

Profit on disposal of subsidiaries, associates and joint ventures	(637)	(471)	6	28	(94)

Gain on acquisitions	-	-	26	2	-

Profit before tax	2,841	2,309	2,885	650	5,865

Profit attributable to equity holders of the parent	911	528	963	(306)	3,533

	2015	2014	2013	2012	2011
Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	66,019	63,794	63,220	59,923	63,933

Subordinated liabilities	21,955	21,685	22,249	24,422	24,870

Deposits from banks, customer accounts and debt securities in issue	534,537	572,357	574,340	587,787	592,460

Loans and advances to banks and customers	441,046	470,424	474,059	472,809	485,277

Total assets	1,120,727	1,358,693	1,344,201	1,512,777	1,588,555

Notes

a	Return on average shareholders’ equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.
b	Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 431

Additional information

Additional financial disclosure (unaudited)

Ratio of earnings to fixed charges – Barclays Plc
	2015	2014	2013	2012	2011
	(In £m except for ratios)

Fixed charges

Interest expense	4,643	5,283	6,715	7,557	8,388

Rental expense	211	261	254	251	268

Total Fixed charges	4,854	5,544	6,969	7,808	8,656

Earnings

Income before taxes and non-controlling interests	2,073	2,256	2,868	797	5,770

Less: unremitted pre-tax income of associated companies and joint ventures	(34)	(45)	95	(113)	(47)

Total earnings excluding fixed charges	2,039	2,211	2,963	684	5,723

Fixed charges	4,854	5,544	6,969	7,808	8,656

Total earnings including fixed charges	6,893	7,755	9,932	8,492	14,379

Ratio of earnings to fixed charges	1.42	1.40	1.43	1.09	1.66

Ratio of earnings to fixed charges and preference shares – Barclays Plc
	2015	2014	2013	2012	2011
	(In £m except for ratios)

Fixed charges, preference share dividends and similar appropriations

Interest expense	4,643	5,283	6,715	7,557	8,388

Rental expense	211	261	254	251	268

Fixed charges	4,854	5,544	6,969	7,808	8,656

Preference share dividends and similar appropriations	345	443	412	466	514

Total fixed charges	5,199	5,987	7,381	8,274	9,170

Earnings

Income before taxes and non-controlling interests	2,073	2,256	2,868	797	5,770

Less: unremitted pre-tax income of associated companies and joint ventures	(34)	(45)	95	(113)	(47)

Total earnings excluding fixed charges	2,039	2,211	2,963	684	5,723

Fixed charges	5,199	5,987	7,381	8,274	9,170

Total earnings including fixed charges	7,238	8,198	10,344	8,958	14,893

Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.39	1.37	1.40	1.08	1.62

432 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays Bank PLC (“the Bank”) and its subsidiaries at 31 December 2015 and 31 December 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

29 February 2016

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 433

Barclays Bank PLC data

[•••] Consolidated income statement

[•••] Consolidated statement of comprehensive income

[•••] Consolidated balance sheet

[•••] Consolidated statement of changes in equity

[•••] Consolidated cash flow statement

[•••] Notes to the accounts

[•••] Additional Financial data

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

Instrument Type	Barclays PLC £m	Barclays Bank PLC £m	Primary reason for difference

Preference shares	-	5,486

Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and presented as non-controlling interests in the financial statements of Barclays PLC Group.

Other shareholders’ equity	-	485
Non-controlling interests (NCI)	6,054	1,914

Treasury shares	(68)	-	Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.

Capital Redemption Reserve (CRR)	394	24	Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Barclays Bank PLC Contingent Capital Notes (CCNs)

Barclays Bank PLC has in issue two series of contingent capital notes (CCNs). These both pay interest and principal to the holder unless the consolidated CRD IV CET 1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

434 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

–	In the case of the 7.625% CCN issuance, the cancellation is effected by an automatic legal transfer of title from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

–	In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

Cash flow hedge

Barclays Bank PLC is no longer expected to be exposed to floating rate cash flows on assets which had previously been designated in cash flow hedges. This is as a direct result of anticipated bank ring fencing and the transfer of these assets to an entity which is not expected to be consolidated by Barclays Bank PLC (although is expected to be consolidated by Barclays PLC).

As a result, Barclays Bank PLC has recycled amounts which had been deferred into the cash flow hedge reserve pertaining to these cash flows and has prospectively discontinued its hedge accounting relationships on these cash flows, which has increased its income statement volatility. During Q4 2015 this has resulted in a net pre-tax income of £692m.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 435

Barclays Bank PLC data

Consolidated income statement

		2015	2014	2013
For the year ended 31 December	Notes	£m	£m	£m

Continuing operations

Interest income	a	17,195	17,369	18,315

Interest expense	a	(3,882)	(5,231)	(6,662)

Net interest income		13,313	12,138	11,653

Fee and commission income	b	9,679	9,850	10,500

Fee and commission expense	b	(1,763)	(1,662)	(1,748)

Net fee and commission income		7,916	8,188	8,752

Net trading income	c	3,627	3,310	6,548

Net investment income	d	1,138	1,328	680

Net premiums from insurance contracts		709	669	732

Other income		52	182	98

Total income		26,755	25,815	28,463

Net claims and benefits incurred on insurance contracts		(533)	(480)	(509)

Total income net of insurance claims		26,222	25,335	27,954

Credit impairment charges and other credit provisions	7	(2,114)	(2,168)	(3,071)

Net operating income		24,108	23,167	24,883

Staff costs	8	(9,960)	(11,005)	(12,155)

Infrastructure costs	e	(3,180)	(3,443)	(3,531)

Administration and general expenses	e	(3,528)	(3,615)	(4,288)

Provisions for UK customer redress	27	(2,772)	(1,110)	(2,000)

Provision for ongoing investigations and litigation including Foreign Exchange	27	(1,237)	(1,250)	-

Operating expenses		(20,677)	(20,423)	(21,974)

Share of post-tax results of associates and joint ventures		47	36	(56)

(Loss)/gains on disposal of subsidiaries, associates and joint ventures	9	(637)	(471)	6

Gain on acquisitions		-	-	26

Profit before tax		2,841	2,309	2,885

Tax	f	(1,603)	(1,455)	(1,577)

Profit after tax		1,238	854	1,308

Attributable to:

Equity holders of the Parent		911	528	963

Non-controlling interests	n	327	326	345

Profit after tax		1,238	854	1,308

The note numbers refer to the notes on pages 218 to 305, whereas the note letters refer to Barclays Bank PLC supplementary notes on pages 442 to 453.

Barclays Bank PLC supplementary notes provided on pages 442 to 453 cover the line items where there is a difference to Barclays PLC.

436 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Consolidated statement of comprehensive income

	2015	2014	2013
For the year ended 31 December	£m	£m	£m

Profit after tax	1,238	854	1,308

Other comprehensive (loss)/income for continuing operations:

Currency translation reserve[a]

- Currency translation differences	(476)	486	(1,767)

Available for sale reserve[a]

- Net gains/(losses) from changes in fair value	44	5,346	(2,730)

- Net gains transferred to net profit on disposal	(377)	(619)	(145)

- Net losses/(gains) transferred to net profit due to impairment	17	(31)	(7)

- Net (gains)/losses transferred to net profit due to fair value hedging	(148)	(4,074)	2,376

- Changes in insurance liabilities	86	(94)	28

- Tax	132	(102)	100

Cash flow hedging reserve[a]

- Net (losses)/gains from changes in fair value	(1,091)	2,687	(1,914)

- Net gains transferred to net profit	(276)	(767)	(547)

- Tax	221	(380)	571

Other	19	(19)	(37)

Total comprehensive (loss)/income that may be recycled to profit and loss	(1,849)	2,433	(4,072)

Other comprehensive income/(loss) not recycled to profit and loss:

Retirement benefit remeasurements	1,174	268	(512)

Tax	(260)	(63)	(3)

Other comprehensive (loss)/income for the year	(935)	2,638	(4,587)

Total comprehensive income/(loss) for the year	303	3,492	(3,279)

Attributable to:

Equity holders of the Parent	457	3,245	(2,979)

Non-controlling interests	(154)	247	(300)

	303	3,492	(3,279)

Notes

a	For further details refer to Note m

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 437

Barclays Bank PLC data

Consolidated balance sheet

		2015	2014	2013
As at 31 December	Notes	£m	£m	£m

Assets

Cash and balances at central banks		49,711	39,695	45,687

Items in the course of collection from other banks		1,011	1,210	1,282

Trading portfolio assets	g	77,398	114,755	133,089

Financial assets designated at fair value	14	76,830	38,300	38,968

Derivative financial instruments	j	327,870	440,076	350,460

Available for sale investments	h	90,304	86,105	91,788

Loans and advances to banks	i	41,829	42,657	39,822

Loans and advances to customers	i	399,217	427,767	434,237

Reverse repurchase agreements and other similar secured lending	22	28,187	131,753	186,779

Prepayments, accrued income and other assets		3,027	3,604	3,919

Investments in associates and joint ventures	39	573	711	653

Property, plant and equipment	23	3,468	3,786	4,216

Goodwill and intangible assets	24	8,222	8,180	7,685

Current tax assets	f	385	334	181

Deferred tax assets	10	4,495	4,130	4,807

Retirement benefit assets	35	836	56	133

Non-current assets classified as held for disposal	44	7,364	15,574	495

Total assets		1,120,727	1,358,693	1,344,201

Liabilities

Deposits from banks		47,080	58,390	55,615

Items in the course of collection due to other banks		1,013	1,177	1,359

Customer accounts		418,307	427,868	432,032

Repurchase agreements and other similar secured borrowing	22	25,035	124,479	196,748

Trading portfolio liabilities	13	33,967	45,124	53,464

Financial liabilities designated at fair value	17	91,745	56,972	64,796

Derivative financial instruments	j	324,252	439,320	347,118

Debt securities in issue		69,150	86,099	86,693

Subordinated liabilities	k	21,955	21,685	22,249

Accruals, deferred income and other liabilities	26	10,612	11,432	13,673

Provisions	27	4,142	4,135	3,886

Current tax liabilities	f	930	1,023	1,042

Deferred tax liabilities		100	255	348

Retirement benefit liabilities	35	423	1,574	1,958

Liabilities included in disposal groups classified as held for sale	44	5,997	13,115	–

Total liabilities		1,054,708	1,292,648	1,280,981

Total equity

Called up share capital and share premium	l	14,472	14,472	14,494

Other equity instruments	l	5,350	4,350	2,078

Other reserves	m	933	2,322	– 233

Retained earnings		43,350	42,650	44,670

Total equity excluding non-controlling interests		64,105	63,794	61,009

Non-controlling interests	n	1,914	2,251	2,211

Total equity		66,019	66,045	63,220

Total liabilities and equity		1,120,727	1,358,693	1,344,201

The note numbers refer to the notes on pages 218 to 305, whereas the note letters refer to those on pages 442 to 453.

These financial statements have been approved for issue by the Board of Directors on 29 February 2016.

438 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m

Balance as at 1 January 2015	14,472	4,350	578	1,817	(582)	509	42,650	63,794	2,251	66,045

Profit after tax	-	345	-	-	-	-	566	911	327	1,238

Currency translation movements	-	-	-	-	(41)	-	-	(41)	(435)	(476)

Available for sale investments	-	-	(240)	-	-	-	-	(240)	(6)	(246)

Cash flow hedges	-	-	-	(1,108)	-	-	-	(1,108)	(38)	(1,146)

Pension remeasurement	-	-	-	-	-	-	916	916	(2)	914

Other	-	-	-	-	-	-	19	19	-	19

Total comprehensive income for the year	-	345	(240)	(1,108)	(41)	-	1,501	457	(154)	303

Issue and exchange of equity instruments	-	1,000	-	-	-	-	-	1,000	-	1,000

Other equity instruments coupons paid	-	(345)	-	-	-	-	70	(275)	-	(275)

Equity settled share schemes	-	-	-	-	-	-	571	571	-	571

Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	(755)	(755)	-	(755)

Dividends paid on ordinary shares	-	-	-	-	-	-	(876)	(876)	(209)	(1,085)

Dividends paid on preference shares and other shareholders’ equity	-	-	-	-	-	-	(343)	(343)	-	(343)

Capital contribution from Barclays PLC	-	-	-	-	-	-	560	560	-	560

Other reserve movements	-	-	-	-	-	-	(28)	(28)	26	(2)

Balance as at 31 December 2015	14,472	5,350	338	709	(623)	509	43,350	64,105	1,914	66,019

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 439

Barclays Bank PLC data

Consolidated statement of changes in equity

Balance as at 1 January 2014	14,494	2,078	151	273	(1,142)	485	44,670	61,009	2,211	63,220

Profit after tax	-	250	-	-	-	-	278	528	326	854

Currency translation movements	-	-	-	-	560	-	-	560	(74)	486

Available for sale investments	-	-	427	-	-	-	-	427	(1)	426

Cash flow hedges	-	-	-	1,544	-	-	-	1,544	(4)	1,540

Pension remeasurement	-	-	-	-	-	-	205	205	-	205

Other	-	-	-	-	-	-	(19)	(19)	-	(19)

Total comprehensive income for the year	-	250	427	1,544	560	-	464	3,245	247	3,492

Issue and exchange of equity instruments	(15)	2,272	-	-	-	16	(1,683)	590	-	590

Redemption of preference Shares	(7)	-	-	-	-	8	(792)	(791)	-	(791)

Other equity instruments coupons paid	-	(250)	-	-	-	-	54	(196)	-	(196)

Equity settled share schemes	-	-	-	-	-	-	693	693	-	693

Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	(866)	(866)	-	(866)

Dividends on ordinary shares	-	-	-	-	-	-	(821)	(821)	(190)	(1,011)

Dividends on preference shares and other shareholders’ equity	-	-	-	-	-	-	(441)	(441)	-	(441)

Capital contribution from Barclays PLC	-	-	-	-	-	-	1,412	1,412	-	1,412

Other reserve movements	-	-	-	-	-	-	(40)	(40)	(17)	(57)

Balance as at 31 December 2014	14,472	4,350	578	1,817	(582)	509	42,650	63,794	2,251	66,045

Balance as at 1 January 2013	14,494	-	526	2,099	59	645	39,244	57,067	2,856	59,923

Profit after tax	-	-	-	-	-	-	963	963	345	1,308

Currency translation movements	-	-	-	-	(1,201)	-	-	(1,201)	(566)	(1,767)

Available for sale investments	-	-	(375)	-	-	-	-	(375)	(3)	(378)

Cash flow hedges	-	-	-	(1,826)	-	-	-	(1,826)	(64)	(1,890)

Pension remeasurement	-	-	-	-	-	-	(503)	(503)	(12)	(515)

Other	-	-	-	-	-	-	(37)	(37)	-	(37)

Total comprehensive (loss)/income for the year	-	-	(375)	(1,826)	(1,201)	-	423	(2,979)	(300)	(3,279)
Issue of other equity instruments	-	2,078	-	-	-	-	-	2,078	-	2,078

Equity settled share schemes	-	-	-	-	-	-	689	689	-	689

Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	(1,047)	(1,047)	-	(1,047)

Dividends on ordinary shares	-	-	-	-	-	-	(734)	(734)	(342)	(1,076)

Dividends on preference shares and other shareholders’ equity	-	-	-	-	-	-	(471)	(471)	-	(471)

Redemption of capital instruments	-	-	-	-	-	(100)	-	(100)	-	(100)

Capital contribution from Barclays PLC	-	-	-	-	-	-	6,553	6,553	-	6,553

Other reserve movements	-	-	-	-	-	(60)	13	(47)	(3)	(50)

Balance as at 31 December 2013	14,494	2,078	151	273	(1,142)	485	44,670	61,009	2,211	63,220

Notes

a	For further details refer to Note l
b	For further details refer to Note m

440 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31 December	2015 £m	2014 £m	2013 £m

Continuing operations

Reconciliation of profit before tax to net cash flows from operating activities:

Profit before tax	2,841	2,309	2,885

Adjustment for non-cash items:

Allowance for impairment	2,105	2,168	3,071

Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,324	1,279	1,276

Other provisions, including pensions	4,335	3,600	3,673

Net profit on disposal of investments and property, plant and equipment	(374)	(620)	(145)

Other non-cash movements	(2,050)	(1,699)	(2,162)

Changes in operating assets and liabilities

Net decrease/(increase) in loans and advances to banks and customers	27,629	3,538	(3,906)

Net decrease/(increase) in reverse repurchase agreements and other similar lending	103,566	55,021	(10,264)

Net (decrease) in deposits and debt securities in issue	(37,820)	(1,983)	(13,447)

Net (decrease) in repurchase agreements and other similar borrowing	(99,444)	(72,269)	(20,430)

Net (increase)/decrease in derivative financial instruments	(2,862)	2,586	811

Net decrease in trading assets	37,330	18,350	13,423

Net (decrease)/increase in trading liabilities	(11,157)	(8,340)	8,670

Net (increase) in financial investments	(3,757)	(7,156)	(6,114)

Net (increase)/decrease in other assets	(2,343)	(14,694)	125

Net (decrease)/increase in other liabilities	(2,236)	7,409	(1,190)

Corporate income tax paid	(1,643)	(1,590)	(1,558)

Net cash from operating activities	15,444	(12,091)	(25,282)

Purchase of available for sale investments	(120,251)	(108,639)	(92,024)

Proceeds from sale or redemption of available for sale investments	113,048	120,843	69,474

Purchase of property, plant and equipment	(852)	(657)	(737)

Other cash flows associated with investing activities	(379)	(886)	632

Net cash from investing activities	(8,434)	10,661	(22,655)

Dividends paid	(1,428)	(1,452)	(1,547)

Proceeds of borrowings and issuance of subordinated debt	1,138	826	700

Repayments of borrowings and redemption of subordinated debt	(682)	(1,100)	(1,424)

Net redemption of shares and other equity instruments	655	(1,100)	2,078

Capital Contribution from Barclays PLC	560	1,412	6,553

Net redemption of shares issued to non-controlling interests	-	-	(100)

Net cash from financing activities	243	(1,414)	6,260

Effect of exchange rates on cash and cash equivalents	824	(431)	198

Net decrease in cash and cash equivalents	8,077	(3,275)	(41,479)

Cash and cash equivalents at beginning of year	78,479	81,754	123,233

Cash and cash equivalents at end of year	86,556	78,479	81,754

Cash and cash equivalents comprise:

Cash and balances at central banks	49,711	39,695	45,687

Loans and advances to banks with original maturity less than three months	35,876	36,282	35,259

Available for sale treasury and other eligible bills with original maturity less than three months	816	2,322	644

Trading portfolio assets with original maturity less than three months	153	180	164
	86,556	78,479	81,754

Interest received by The Group was £20,370m (2014: £21,372m) and interest paid by The Group was £6,992m (2014: £8,566m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,369m at 31 December 2015 (2014: £4,448m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 441

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2015 £m	2014 £m	2013 £m

Cash and balances with central banks	158	193	219

Available for sale investments	1,387	1,615	1,804

Loans and advances to banks	535	452	468

Loans and advances to customers	14,732	14,677	15,613

Other	383	432	211

Interest income	17,195	17,369	18,315

Deposits from banks	(171)	(204)	(201)

Customer accounts	(1,035)	(1,434)	(2,602)

Debt securities in issue	(1,593)	(1,915)	(2,177)

Subordinated liabilities	(1,605)	(1,611)	(1,572)

Other	522	(67)	(110)

Interest expense	(3,882)	(5,231)	(6,662)

Net interest income	13,313	12,138	11,653

Interest income includes £149m (2014: £153m, 2013: £179m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in the Barclays Plc disclosures in Note 15 Derivative Financial Instruments.

b Net fee and commission income

	2015 £m	2014 £m	2013 £m

Banking, investment management and credit related fees and commissions	9,521	9,695	10,332

Foreign exchange commission	158	155	168

Fee and commission income	9,679	9,850	10,500

Fee and commission expense	(1,763)	(1,662)	(1,748)

Net fee and commission income	7,916	8,188	8,752
c Net Trading Income
	2015 £m	2014 £m	2013 £m

Trading income	3,197	3,276	6,768

Own credit gains/(losses)	430	34	(220)

Net trading income	3,627	3,310	6,548

442 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Notes to the accounts

d Net investment income
	2015 £m	2014 £m	2013 £m
Net gain from disposal of available for sale assets	374	620	145

Dividend income	8	9	14

Net gain from financial instruments designated at fair value	238	233	203

Other investment income	518	466	318
Net investment income	1,138	1,328	680
e Administrative and general expenses
	2015 £m	2014 £m	2013 £m
Infrastructure costs

Property and equipment	1,353	1,570	1,610

Depreciation of property, plant and equipment	554	585	647

Operating lease rentals	500	594	645

Amortisation of intangible assets	617	522	480

Impairment of property, equipment and intangible assets	153	172	149

Gain on property disposals	3	-	-
Total infrastructure costs	3,180	3,443	3,531
Administration and general costs

Consultancy, legal and professional fees	1,191	1,104	1,260

Subscriptions, publications, stationery and communications	760	842	869

Marketing, advertising and sponsorship	536	558	583

Travel and accommodation	218	213	307

UK bank levy	476	462	504

Goodwill Impairment	102	-	79

Other administration and general expenses	245	436	686
Total administration and general costs[a]	3,528	3,615	4,288
Staff costs[b]	9,960	11,005	12,155

Provision for UK customer redress	2,772	1,110	2,000

Provision for ongoing investigations and litigation including Foreign Exchange	1,237	1,250	-
Operating expenses	20,677	20,423	21,974

a

Total administration and general expenses of £20,677m (2014: £20,423m; 2013: £21,974m) include depreciation of property, plant and equipment of £554m (2014: £585m; 2013: £647m), amortisation of intangible assets of £617m (2014: £522m; 2013: £480m), goodwill impairment of £102m (2014 £nil; 2013: £79m) and administration and other expenses of £19,404m (2014 £19,316m; 2013: £20,678m).

b

The Group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and to increase staff costs to £1,034m in 2015 and £1,055m in 2014.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 443

Barclays Bank PLC data

Notes to the accounts

f Tax

	2015 £m	2014 £m	2013 £m
Current tax charge

Current year	2,068	1,448	2,031

Adjustment for prior years	(183)	(19)	156
	1,885	1,429	2,187
Deferred tax charge/(credit)

Current year	(360)	92	(96)

Adjustment for prior years	78	(66)	(514)
	(282)	26	(610)
Tax charge	1,603	1,455	1,577

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax credit of £19m (2014: £19m charge) principally relating to share based payments.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to The Group’s profit before tax.

	2015 £m	2014 £m	2013 £m
Profit before tax from continuing operations	2,841	2,309	2,885
Tax charge based on the standard UK corporation tax rate of 20.25% (2014:21.5%, 2013:23.25%)	575	496	671

Non-creditable taxes including withholding taxes	309	329	559

Non-deductible provisions for UK customer redress	283	-	-

Non-UK profits at statutory tax rates different from the UK statutory tax rate	274	253	328

Non-deductible provisions for ongoing investigations and litigation including Foreign Exchange	261	387	-

Non-deductible expenses including UK Bank Levy	207	285	296

Impact of change in tax rates	158	8	(155)

Tax adjustments in respect of share based payments	30	21	(13)

Non-deductible impairments and losses on disposal	26	234	-

Non-taxable gains and income	(241)	(282)	(234)

Adjustments in respect of prior years	(105)	(85)	(358)

Changes in recognition and measurement of deferred tax assets	(77)	(183)	409

Other items	(54)	74	135

Non-UK losses at statutory tax rates different from the UK statutory tax rate	(43)	(82)	(61)
Tax charge	1,603	1,455	1,577

Effective tax rate	56.4%	63.0%	54.7%

444 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Notes to the accounts

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2015 £m	2014 £m
Assets	334	181

Liabilities	(1,023)	(1,042)

As at 1 January	(689)	(861)

Income statement	(1,885)	(1,429)

Other comprehensive income	145	(1)

Corporate income tax paid	1,643	1,590

Other movements[a]	241	12

	(545)	(689)

Assets	385	334

Liabilities	(930)	(1,023)
As at 31 December	(545)	(689)

a Other movements include current tax amounts relating to acquisitions, disposals and exchange gains and losses.

g Trading portfolio assets
	2015 £m	2014 £m

Debt securities and other eligible bills	45,626	66,035

Equity securities	29,055	44,576

Traded loans	2,474	2,693

Commodities	243	1,451

Trading portfolio assets	77,398	114,755

h Available for sale financial investments
	2015 £m	2014 £m

Debt securities and other eligible bills	89,278	85,552

Equity securities	1,026	553

Available for sale financial investments	90,304	86,105

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 445

Barclays Bank PLC data

Notes to the accounts

i Loans and advances to banks and customers

		2015 £m	2014 £m

Gross loans and advances to banks		41,829	42,657

Loans and advances to banks		41,829	42,657

Gross loans and advances to customers		404,138	433,222

Less: allowance for impairment		(4,921)	(5,455)

Loans and advances to customers		399,217	427,767
j Derivative financial instruments
	Notional contract amount £m	Fair value Assets £m	Liabilities £m

Year ended 31 December 2015

Total derivative assets/(liabilities) held for trading	29,437,102	326,933	(323,788)

Total derivative assets/(liabilities) held for risk management	316,605	937	(464)

Derivative assets/(liabilities)	29,753,707	327,870	(324,252)

Year ended 31 December 2014

Total derivative assets/(liabilities) held for trading	32,624,342	438,437	(438,623)

Total derivative assets/(liabilities) held for risk management	268,448	1,639	(697)

Derivative assets/(liabilities)	32,892,790	440,076	(439,320)
k Subordinated liabilities
		2015 £m	2014 £m

Undated subordinated liabilities		5,248	5,640

Dated subordinated liabilities		16,707	16,045

Total subordindated liabilities		21,955	21,685

446 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Notes to the accounts

l Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m

As at 1 January 2015	2,342	38	12,092	14,472	4,350

AT1 securities issuance	-	-	-	-	1,000

As at 31 December 2015	2,342	38	12,092	14,472	5,350

As at 1 January 2014	2,342	60	12,092	14,494	2,078

AT1 securities issuance	-	-	-	-	2,272

Other movements	-	(22)	-	(22)	-

As at 31 December 2014	2,342	38	12,092	14,472	4,350

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2015, comprised 2,342 million ordinary shares of £1 each (2014: 2,342 million).

Ordinary share capital constitutes 60% (2014: 60%) of total share capital issued.

Preference shares

The issued preference share capital of Barclays Bank PLC, as at 31 December 2015, comprised 1,000 Sterling Preference Shares of £1 each (2014: 1,000); 31,856 Euro Preference Shares of €100 each (2014: 31,856); 20,930 Sterling Preference Shares of £100 each (2014: 20,930); 58,133 US Dollar Preference Shares of $100 each (2014: 58,133); and 237 million US Dollar Preference Shares of $0.25 each (2014: 237 million).

Preference share capital constitutes 40% (2014: 40%) of total share capital issued.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 447

Barclays Bank PLC data

Notes to the accounts

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

448 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Notes to the accounts

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 449

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

The holders of the £13m 6% Callable Perpetual Core Tier One Notes and the $569m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the £35m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the $159m 5.926% Step-up Callable Perpetual Reserve Capital Instruments, the £33m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments, the $117m 7.434% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

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

450 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Notes to the accounts

preference shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

Other equity instruments

Other equity instruments of £5,350m (2014: £4,350m) include AT1 securities issued by Barclays Bank PLC. In 2015, there was one issuance of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with a principal amount of £1.0bn.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

Other shareholders’ equity
	The Group		The Bank
	2015	2014	2015	2014
	£m	£m	£m	£m
As at 1 January	485	485	549	549
As at 31 December	485	485	549	549

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

As at 31 December 2015 there was a debit balance of £623m (2014: £582m debit) in the currency translation reserve. The increase in the debit balance of £41m (2014: £560m decrease to a debit balance) principally reflected the depreciation of ZAR and EUR against GBP, offset by the appreciation of USD against GBP. The currency translation reserve movement associated with non-controlling interests was a £435m debit (2014: £74m debit) reflecting the depreciation of ZAR against GBP.

During the year a £65m net loss (2014: £91m net gain) from recycling of the currency translation reserve was recognised in the income statement.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

As at 31 December 2015 there was a credit balance of £338m in the available for sale reserve (2014: £578m credit). The decrease of £240m (2014: £427m increase) principally reflected a £350m loss from changes in fair value on Government Bonds, predominantly held in the liquidity pool, £148m of losses from related hedging, £378m of net gains transferred to net profit, partially offset by £396m gain from changes in fair value of equity investments in Visa Europe and an £86m change in insurance liabilities. A tax credit of £132m was recognised in the period relating to these items. The tax credit on AFS movements represented an effective rate of tax of 35.5% (2014: 19.4%). This is significantly higher than the UK corporation tax rate of 20.25% (2014: 21.5%) due to AFS movements including the VISA Europe gain that will be offset by existing UK capital losses for which a deferred tax asset has not been recognised.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 451

Barclays Bank PLC data

Notes to the accounts

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2015 there was a credit balance of £709m (2014: £1,817m credit) in the cash flow hedging reserve. The decrease of £1,108m (2014: £1,544m increase) principally reflected a £1,062m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased and £255m gains recycled to the income statement in line with when the hedged item affects profit or loss, partially offset by a tax credit of £206m. The tax credit on cash flow hedging reserve movements represented an effective rate of tax of 10.6% (2014: 19.8%). This is significantly lower than the UK corporation tax rate of 20.25% (2014: 21.5%) due to the tax rate changes introduced by the UK Summer Budget increasing associated deferred tax liabilities.

n Non-controlling interests

	Profit attributable to Non- Controlling interest		Equity attributable to Non- Controlling interest		Dividends paid to Non- Controlling interest
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m
Barclays Africa Group Limited	325	320	1,902	2,247	209	189

Other non-controlling interests	2	6	12	4	-	1
Total	327	326	1,914	2,251	209	190

Barclays Bank PLC owns 62.5% (2014: 62.3%) of Barclays Africa Group Limited.

Summarised financial information for Barclays Africa Group Limited

Summarised financial information for Barclays Africa Group Limited, before intercompany eliminations, is set out below:

	Barclays Africa Group Limited	Barclays Africa Group Limited
	2015	2014
	£m	£m
Income statement information

Total income net of insurance claims	3,418	3,530

Profit after tax	781	765

Total other comprehensive income for the year, after tax	26	(7)
Total comprehensive income for the year	807	758

Statement of cash flows information

Net cash inflows	923	43

Balance sheet information

Total assets	49,471	55,378

Total liabilities	45,200	50,150
Shareholder equity	4,271	5,228

452 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Barclays Bank PLC data

Notes to the accounts

o Dividends on ordinary shares

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

The 2015 financial statements include £876m (2014: £821m) of dividends paid. This includes the final dividend declared in relation to 2014 of £476m (2014: £512m) and interim dividends of £400m (2014: £309m), resulting in interim dividends of 17p (2014: 13p) per ordinary share and a total dividend for the year of 37p (2014: 35p) per ordinary share paid during the year.

Dividends paid on the 4.75% €100 preference shares amounted to £339.67 per share (2014: £394.46). Due to share buybacks in 2014 no dividends were paid on the 4.875% €100 preference shares (2014: £385.81). Dividends paid on the 6.0% £100 preference shares amounted to £600.00 per share (2014: £600.00). Dividends paid on the 6.278% US$100 preference shares amounted to £410.28 per share (2014: £383.45). Dividends paid on the 6.625% US$0.25 preference shares amounted to £1.09 per share (2014: £1.02). Dividends paid on the 7.1% US$0.25 preference shares amounted to £1.17 per share (2014: £1.09). Dividends paid on the 7.75% US$0.25 preference shares amounted to £1.28 per share (2014: £1.19). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.34 per share (2014: £1.25).

Dividends paid on preference shares amounted to £343m (2014: £441m). Dividends paid on other equity instruments amounted to £348m (2014: £252m).

p Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed on pages 103 and 104.

The table below provides details of the Barclays Bank PLC Group at 31 December 2015.

Regulatory capital	2015
£m
Fully loaded Common Equity Tier 1	40,741
PRA Transitional Tier 1	52,634
PRA Transitional Total Capital Resources	66,527

The capital composition of Barclays Bank PLC Group is broadly equivalent to Barclays PLC Group shown in the table on page 150.

q Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £768m (2014: £53m) between Barclays PLC and Barclays Bank PLC is included in Head Office Functions and Other Operations and Investment Bank; and

–	the difference in total assets of £715m (2014: £787m) is represented by holdings of Barclays PLC shares held for employee share schemes and Barclays Bank Plc issued loan notes to fund the derivatives created in Barclays Plc.

r Related Parties

The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2015: 33 persons, 2014: 34 persons, 2013: 38 persons) for the year ended 31st December 2015 amounted to £52.5m (2014: £57.0m, 2013: £70.3m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2015, to provide pension benefits for the Directors and Officers amounted to £0.3m (2014: £0.3m, 2013: £0.6m).

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 453

Additional Financial data

Selected financial statistics	2015	2014	2013	2012	2011
	%	%	%	%	%
Return on average shareholders’ equity[a]	1.4	0.8	1.6	(0.5)	5.6

Return on average total assets[b]	0.1	-	0.1	-	0.2

Average shareholders’ equity as a percentage of average total assets	5.2	4.8	4.5	4.2	3.9

	2015	2014	2013	2012	2011
Selected income statement data	£m	£m	£m	£m	£m
Continuing operations

Interest income	17,195	17,369	18,315	19,211	20,589

Interest expense	(3,882)	(5,231)	(6,662)	(7,561)	(8,393)

Non-interest income	13,442	13,677	16,810	13,807	20,927

Operating expenses	(20,677)	(20,423)	(21,974)	(21,007)	(20,881)

Impairment charges	(2,114)	(2,168)	(3,071)	(3,340)	(5,602)

Share of post-tax results of associates and joint ventures	47	36	(56)	110	60

Profit on disposal of subsidiaries, associates and joint ventures	(637)	(471)	6	28	(94)

Gain on acquisitions	-	-	26	2	-

Profit before tax	2,841	2,309	2,885	650	5,865

Profit attributable to equity holders of the parent	911	528	963	(306)	3,533

	2015	2014	2013	2012	2011
Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	66,019	63,794	63,220	59,923	63,933

Subordinated liabilities	21,955	21,685	22,249	24,422	24,870

Deposits from banks, customer accounts and debt securities in issue	534,537	572,357	574,340	587,787	592,460

Loans and advances to banks and customers	441,046	470,424	474,059	472,809	485,277

Total assets	1,120,727	1,358,693	1,344,201	1,512,777	1,588,555

Notes

a	Return on average shareholders’ equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.

b	Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets.

454 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Additional Financial data

Ratio of earnings to fixed charges – Barclays Bank Plc (unaudited)	2015	2014	2013	2012	2011
	(In £m except for ratios)

Ratio of earnings to fixed charges

Fixed charges

Interest expense	3,882	5,231	6,662	7,561	8,393

Rental expense	211	261	254	251	268

Total fixed charges	4,093	5,492	6,916	7,812	8,661

Earnings

Income before taxes and non-controlling interests	2,841	2,309	2,885	650	5,974

Less: unremitted pre-tax income of associated companies and joint ventures	(34)	(45)	95	(113)	(47)

Total earnings excluding fixed charges	2,807	2,264	2,980	537	5,927

Fixed charges	4,093	5,492	6,916	7,812	8,661

Total earnings including fixed charges	6,900	7,756	9,896	8,349	14,588

Ratio of earnings to fixed charges	1.69	1.41	1.43	1.07	1.68

Ratio of earnings to fixed charges and preference shares – Barclays Bank Plc (unaudited)	2015	2014	2013	2012	2011
	(In £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations

Interest expense	3,882	5,231	6,662	7,561	8,393

Rental expense	211	261	254	251	268

Fixed charges	4,093	5,492	6,916	7,812	8,661

Preference share dividends and similar appropriations	345	443	412	466	514

Total fixed charges	4,438	5,935	7,328	8,278	9,175

Earnings

Income before taxes and non-controlling interests	2,841	2,309	2,885	650	5,974

Less: unremitted pre-tax income of associated companies and joint ventures	(34)	(45)	95	(113)	(47)

Total earnings excluding fixed charges	2,807	2,264	2,980	537	5,927

Fixed charges	4,438	5,935	7,328	8,278	9,175

Total earnings including fixed charges	7,245	8,199	10,308	8,815	15,102

Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.63	1.38	1.41	1.06	1.65

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 455

Glossary

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

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

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are traded as additional tier 1 (AT1) capital in the context of CRD IV.

‘Adjusted attributable profit’ Adjusted profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

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

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, Education, Social Housing, and Local Authority (ESHLA) revision of valuation methodology and gain on US Lehman acquisition assets.

‘Adjusted total operating expenses’ Total operating expenses adjusted to exclude impairment of goodwill and other assets relating to businesses being disposed, provisions for UK customer redress, provisions for ongoing investigations and litigation including Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability.

‘Adjusted profit after tax’ Adjusted profit before tax (defined below) less tax.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, impairment of goodwill and other assets relating to businesses being disposed, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation including Foreign Exchange, loss on sale relating to the Spanish, Portuguese and Italian businesses, Education, Social Housing, and Local Authority (ESHLA) revision of valuation methodology, and gain on valuation of a component of the defined retirement benefit liability.

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

‘Advanced Measurement Approach’ Under CRD IV, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) Advanced Measurement Approach (AMA). Under AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk.

456 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

Banks can only use this approach subject to approval from their local regulators.

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa previously reported within Barclaycard, the Investment Bank, Corporate Banking and Wealth Management. The Africa head office function is also included in Africa Banking. This combined Africa Banking business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting African business comprises the Barclays Africa Group Limited (BAGL) listed entity, together with Barclays Egypt and Zimbabwe businesses.

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

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Iberia and Scandinavia.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 457

Glossary

‘Barclays Core’ The Core Barclays business of Personal and Corporate Banking, Barclaycard, Africa Banking and the Investment Bank, along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Core Operating businesses’ The Core Barclays business of Personal and Corporate Banking, Barclaycard, Africa Banking and the Investment Bank. See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

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

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET 1 ratio, Tier 1 capital ratio and Total Capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

458 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

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

‘Common Equity Tier 1 (CET1) ratio’ A measure of the Group’s Common Equity Tier 1 capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation to employees over total income net of insurance claims.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 459

Glossary

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

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in total operating expenses relative to total income net of insurance claims

‘Counter-Cyclical Capital Buffer (CCCB)’ CET1 Capital of up to 2.5% of risk weighted assets that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

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

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV came into effect on 1 January 2014.

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

460 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

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

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by CRR.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 461

Glossary

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Group. These are liabilities of the Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

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

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

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

462 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

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

‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

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

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

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

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

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

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 463

Glossary

outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

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

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due (Liquidity Risk), rating agency methodology changes or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

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

‘Globally-Systemically Important Financial Institutions (G-SIFIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified a group of 30 globally systemically important banks.

‘Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

464 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

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

‘High Risk’ In Retail, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether financial assistance is required.

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

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 465

Glossary

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

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.
–	Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ Consists of origination led and returns focused markets and banking business.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, Debt and Equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

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

466 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Leverage ratio’ A measure of the Group’s Tier 1 capital to total leverage exposure under CRD IV.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 467

Glossary

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

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

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

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

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

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

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

468 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

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

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 469

Glossary

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

‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

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

470 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

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

‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

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

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

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

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 471

Glossary

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

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the rules as implemented by CRD IV and local regulators.

472 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

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

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

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

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 473

Glossary

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standard & Poor’s’ A credit rating agency.

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

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the Evaluate, Respond and Monitor (‘E-R-M’) process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

474 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Glossary

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined in the Capital Requirements Regulation.

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

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

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

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the standardised approach to credit risk.

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 475

Shareholder information

Contents

Resources for shareholders including contact details for shareholder enquiries

		Page
Shareholder information
	▪ Your Barclays shareholding	477
	▪ Useful contact details	478

476 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Your Barclays shareholding

Shareholder information

Key dates
5 April 2016 Final dividend payment date 27 April 2016 Q1 Results Announcement 28 April 2016 Annual General Meeting 19 September 2016[a] Interim dividend payment date

Annual General Meeting (AGM)

This year’s AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday, 28 April 2016 at 11.00am.

The Chairman and Chief Executive will update shareholders on our performance in 2015 and our goals for 2016. Shareholders will also have the opportunity to ask the Board questions at the meeting.

You can find out more at home.barclays/agm

Returning funds to shareholders

Over 60,000 shareholders did not cash their Rights Issue cheques which were sent out in September 2013.

During 2015, we conducted a tracing process to reunite these shareholders with their monies together with any unclaimed dividends. At the end of 2015, we had returned over £2.2m to our shareholders.

Note

a	Please note that these dates are provisional and subject to change.

Dividends

We have declared a final dividend of 3.5 pence per share, making 6.5 pence in total for 2015. However, we intend to pay a dividend of 3.0 pence for both 2016 and 2017. This will help us accelerate the imperative rundown of Non-Core. We recognise the importance of paying a meaningful dividend as part of total shareholder returns and are committed to doing so in the future. We will pay dividends semi-annually from 2016 rather than quarterly.

How do Barclays shareholders receive their dividends?

As at 31 December 2015, Barclays shareholders received their dividends in the following ways:

1 Direct to your bank account 2 Cheque 3 Scrip dividend programme (new shares)	52% 27% 21%

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

Scrip Dividend Programme (the Programme)

Shareholders can choose to have their dividends reinvested in new ordinary Barclays shares through the Programme. More information, including the Programme Terms and Conditions and application form, are available on our website.

To find out more, contact Equiniti or visit home.barclays/dividends

Donation to charity

We launched a special share dealing service in October 2015 for shareholders holding 4,000 shares or less. Shareholders could donate their sale proceeds to ShareGift if they wished. Our shareholders donated nearly £130,000.

Action for shareholders

Keep your personal details up to date

Please remember to tell Equiniti if:

▪	You move house

▪	You need to update your bank or building society details

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

Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F | 477

Shareholder information continued

Managing your shares online

Shareview

An increasing number of Barclays shareholders go online to manage their shareholding and find out about Barclays’ performance.

By joining Shareview, you:

▪	will receive the latest updates from Barclays direct by email

▪	can update your address and bank details online

▪	can vote in advance of general meetings

To join Shareview, please follow these 3 easy steps:

Step 1	Go to shareview.co.uk

Step 2	Register for electronic communications by following the instructions on screen

Step 3	You will be sent an activation code in the post the next working day

Shareholder Security

Shareholders should be wary of any cold calls with an offer to buy or sell shares. These fraudsters use persuasive and high-pressure techniques to lure shareholders into high-risk investments or scams. You should treat any unsolicited calls with caution.

Please keep in mind that firms authorised by the Financial Conduct Authority (FCA) are unlikely to contact you out of the blue. You should consider getting independent financial or professional advice from someone unconnected to the respective firm before you hand over any money.

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

Equiniti
The Barclays share register is maintained by Equiniti. If you have any questions about your Barclays shares, please contact Equiniti: shareview.co.uk

Equiniti
0371 384 2055[a] (in the UK) +44 121 415 7004 (from overseas) 0371 384 2255[a] (for the hearing impaired in the UK) +44 121 415 7028 (for the hearing impaired from overseas)

Aspect House Spencer Road Lancing West Sussex BN99 6DA

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
If you have any questions about ADRs, please contact J.P. Morgan: jpmorgan.adr@wellsfargo.com or visit adr.com

J.P. Morgan Shareholder Services
+1 800 990 1135 (toll free in US and Canada) +1 651 453 2128 (outside the US and Canada)

JPMorgan Chase Bank N.A. PO Box 64504 St Paul MN 55165-0854 USA

Share price
Information on the Barclays share price and other share price tools are available at: home.barclays/investorrelations

Alternative formats

Shareholder documents can be provided in large print, audio CD or braille free of charge by calling Equiniti.

0371 384 2055[a] (in the UK)
+44 121 415 7004 (from overseas)

Audio versions of the Strategic Report will also be available at the AGM.

Note

a	Lines open 8.30am to 5.30pm Monday to Friday, excluding public holidays.

478 | Barclays PLC and Barclays Bank PLC 2015 Annual Report on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 1st, 2016	Barclays PLC (Registrant)

By
/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 1st, 2016	Barclays Bank PLC (Registrant)

By
/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays PLC (incorporated by reference to the Form 6-K filed on May 2nd, 2013)

1.2	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

2.1	Long Term Debt Instruments: Neither Barclays PLC nor Barclays Bank PLC is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of either Barclays PLC’s or Barclays Bank PLC’s total assets (on a consolidated basis) is authorised to be issued. Each of Barclays PLC and Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.0	Rules of the Barclays Group Performance Share Plan (2005) (incorporated by reference to the 2006 Form 20-F filed on March 26th, 2007)

4.1	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.2	Rules of the Barclays PLC Approved Incentive Share Option Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.3	Rules of the Barclays PLC Unapproved Incentive Share Option Plans (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.4	Rules of the Barclays PLC Executive Share Award Scheme (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.5	Rules of the Barclays Group Special Award Performance Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.6	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.7	Rules of Barclays Bank PLC 1999 Directors Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149301) filed on February 19th, 2008)

4.8	Rules of Barclays Bank PLC Senior Management Deferred Compensation Plan (amended and restated, effective January 1, 2008) (incorporated by reference to Barclays Bank PLC’s Registration Statement on Form S-8 (File no. 333-149302) filed on February 19th, 2008)

4.9	Rules of the Barclays Group Share Value Plan (incorporated by reference to the 2013 Form 20-F filed on March 14th, 2014)

4.10	Rules of the Barclays PLC Long Term Incentive Plan (Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.11	Contract of Employment – Tushar Morzaria (Incorporated by reference to the 2014 Form 20-F filed on March 14th, 2014)

4.12	Appointment Letter – Reuben Jeffery III (incorporated by reference to the 2009 Form 20-F filed on March 19th, 2010)

4.13	Appointment Letter – Dambisa Moyo (incorporated by reference to the 2010 Form 20-F filed on March 21st, 2011)

4.14	Appointment Letter – Tim Breedon (incorporated by reference to the 2012 Form 20-F filed on March 13th, 2013)

4.15	Appointment Letter – Diane de Saint Victor (incorporated by reference to the 2012 Form 20-F filed on March 13th, 2013)

4.16	Appointment Letter – Michael Ashley (Incorporated by reference to the 2013 Form 20-F filed on March 14th, 2014)

4.17	Appointment Letter – Wendy Lucas-Bull (Incorporated by reference to the 2013 Form 20-F filed on March 14th, 2014)

4.18	Appointment Letter – Stephen Thieke (Incorporated by reference to the 2013 Form 20-F filed on March 14th, 2014)

4.19	Appointment Letter – Frits van Paasschen (Incorporated by reference to the 2013 Form 20-F filed on March 14th, 2014)

4.20	Appointment Letter - Crawford Gillies (Incorporated by reference to the 2014 Form 20-F filed on March 3rd, 2015)

4.21	Appointment Letter - John McFarlane (Incorporated by reference to the 2014 Form 20-F filed on March 3rd, 2015)

4.22	Appointment Letter – Sir Gerry Grimstone

4.23	Appointment Letter – Diane Schueneman

4.24	Contract of employment – James E Staley

7.1	Ratios of earnings to fixed charges. The calculations can be found in the Barclays Bank PLC financial data on page 455 of the Form 20-F.

7.2	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations. The calculations can be found in the Barclays Bank PLC financial data on page 455 of the Form 20-F.

7.3	Ratios of earnings to fixed charges. The calculations can be found in the Barclays PLC financial data on page 432 of the Form 20-F.

7.4	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations. The calculations can be found in the Barclays PLC financial data on page 432 of the Form 20-F.

8.1	List of subsidiaries – The list of subsidiaries of Barclays PLC can be found in Note 36 of the Barclays PLC financial statements on pages 285-286 and in Note 46 of the Barclays PLC financial statements on pages 299-305 of the Form 20-F.

11.1	Code of Ethics

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.

15.2	Letter from PricewaterhouseCoopers LLP regarding change in registrants’ certifying accountant

15.3	Chief Executive Officer – Strategy Update (incorporated by reference to the Form 6-K filed on March 1st, 2016)

99.1	A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2015

99.2	A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2015