Form 20-F
period 2017-12-31
BARCLAYS PLC; BARCLAYS BANK PLC
filed 2018-02-22
CIK 312069, 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

GARTH WRIGHT, +44 (0)20 7116 3170, GARTH.WRIGHT@BARCLAYS.COM

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC

Title of Each Class	Name of Each Exchange On Which Registered

25p ordinary shares	New York Stock Exchange*

American Depositary Shares, each representing four 25p ordinary shares	New York Stock Exchange

4.375% Fixed Rate Subordinated Notes due 2024	New York Stock Exchange

2.75% Fixed Rate Senior Notes due 2019	New York Stock Exchange

2.00% Fixed Rate Senior Notes due 2018	New York Stock Exchange

3.65% Fixed Rate Senior Notes due 2025	New York Stock Exchange

2.875% Fixed Rate Senior Notes due 2020	New York Stock Exchange

5.25% Fixed Rate Senior Notes due 2045	New York Stock Exchange

3.25% Fixed Rate Senior Notes due 2021	New York Stock Exchange

4.375% Fixed Rate Senior Notes due 2026	New York Stock Exchange

5.20% Fixed Rate Subordinated Notes due 2026	New York Stock Exchange

3.20% Fixed Rate Senior Notes due 2021	New York Stock Exchange

Floating Rate Senior Notes due 2021	New York Stock Exchange

Floating Rate Senior Notes due 2023	New York Stock Exchange

3.684% Fixed Rate Senior Notes due 2023	New York Stock Exchange

4.337% Fixed Rate Senior Notes due 2028	New York Stock Exchange

4.950% Fixed Rate Senior Notes due 2047	New York Stock Exchange

4.836% Fixed Rate Subordinated Callable Notes due 2028	New York Stock Exchange

3.250% Fixed Rate Senior Notes due 2033	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements to the Securities and Exchange Commission.

Barclays Bank PLC

Title of Each Class	Name of Each Exchange On Which Registered

Callable Floating Rate Notes 2035	New York Stock Exchange

2.650% Fixed Rate Senior Notes due 2021	New York Stock Exchange

Floating Rate Notes due 2021	New York Stock Exchange

Non-Cumulative Callable Dollar Preference Shares, Series 5	New York Stock Exchange*

American Depository Shares, Series 5, each representing one Non-Cumulative Callable Dollar Preference Share, Series 5	New York Stock Exchange

5.140% Lower Tier 2 Notes due October 2020	New York Stock Exchange

iPath® Bloomberg Commodity Index Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Cocoa Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Lead Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Platinum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® S&P GSCI® Total Return Index ETN	NYSE Arca

iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca

iPath® CBOE S&P 500 BuyWrite IndexSM ETN	NYSE Arca

iPath® MSCI India IndexSM ETN	NYSE Arca

iPath® EUR/USD Exchange Rate ETN	NYSE Arca

iPath® GBP/USD Exchange Rate ETN	NYSE Arca

iPath® JPY/USD Exchange Rate ETN	NYSE Arca

iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® Long Extended Russell 1000® TR Index ETN	NYSE Arca

iPath® Long Extended Russell 2000® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI EAFE® TR Index ETN	NYSE Arca

iPath® Long Enhanced MSCI Emerging Markets Index ETN	NYSE Arca

iPath® Long Extended S&P 500® TR Index ETN	NYSE Arca

iPath® Global Carbon ETN	NYSE Arca

iPath® Optimized Currency Carry ETN	NYSE Arca

iPath® US Treasury Steepener ETN	NASDAQ

iPath® US Treasury Flattener ETN	NASDAQ

iPath® US Treasury 2-year Bull ETN	NASDAQ

iPath® US Treasury 2-year Bear ETN	NASDAQ

iPath® US Treasury 10-year Bull ETN	NASDAQ

iPath® US Treasury 10-year Bear ETN	NASDAQ

iPath® US Treasury Long Bond Bull ETN	NASDAQ

iPath® US Treasury Long Bond Bear ETN	NASDAQ

iPath® Pure Beta Broad Commodity ETN	NYSE Arca

iPath® Pure Beta S&P GSCI®-Weighted ETN	NYSE Arca

iPath® Pure Beta Cocoa ETN	NYSE Arca

iPath® Pure Beta Coffee ETN	NYSE Arca

iPath® Pure Beta Cotton ETN	NYSE Arca

iPath® Pure Beta Sugar ETN	NYSE Arca

iPath® Pure Beta Aluminum ETN	NYSE Arca

iPath® Pure Beta Copper ETN	NYSE Arca

iPath® Pure Beta Lead ETN	NYSE Arca

iPath® Pure Beta Nickel ETN	NYSE Arca

iPath® Pure Beta Crude Oil ETN	NYSE Arca

iPath® Seasonal Natural Gas ETN	NYSE Arca

iPath® Pure Beta Agriculture ETN	NYSE Arca

iPath® Pure Beta Grains ETN	NYSE Arca

iPath® Pure Beta Softs ETN	NYSE Arca

iPath® Pure Beta Industrial Metals ETN	NYSE Arca

iPath® Pure Beta Energy ETN	NYSE Arca

iPath® Pure Beta Livestock ETN	NYSE Arca

iPath® Pure Beta Precious Metals ETN	NYSE Arca

iPath® US Treasury 5-year Bull ETN	NASDAQ

iPath® US Treasury 5-year Bear ETN	NASDAQ

iPath® S&P 500 Dynamic VIX ETN	NYSE Arca

iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETN (II)	NYSE Arca

iPath® GEMS IndexTM ETN	NYSE Arca

iPath® GEMS Asia 8 ETN	NYSE Arca

iPath® Asian and Gulf Currency Revaluation ETN	NYSE Arca

iPath® S&P MLP ETN	NYSE Arca

iPath® Series B S&P GCSI Crude Oil Return Index ETN	NYSE Arca

iPath® Series B Bloomberg Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Platinum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B S&P 500 VIX Short-Term FuturesTM ETNs	CBOE BZX Exchange

iPath® Series B S&P 500 VIX Mid-Term FuturesTM ETNs	CBOE BZX Exchange

Barclays ETN+ S&P 500® VEQTOR™ ETN	NYSE Arca

Barclays ETN+ Shiller CAPETM ETNs	NYSE Arca

Barclays ETN+ Select MLP ETN	NYSE Arca

Barclays ETN+ FI Enhanced Europe 50 ETN	NYSE Arca

Barclays ETN+ FI Enhanced Global High Yield ETN	NYSE Arca

Barclays ETN+ FI Enhanced Europe 50 ETN Series B	NYSE Arca

Barclays Women in Leadership ETN	NYSE Arca

Barclays Return on Disability ETN	NYSE Arca

Barclays Inverse US Treasury Composite ETN	NASDAQ

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements to the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	16,804,603,949
Barclays Bank PLC	£1 ordinary shares	2,342,558,515
	£1 preference shares	1,000
	€100 preference shares	31,856
	$0.25 preference shares	106,000,000
	$100 preference shares	58,133

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

Yes ☐  No ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Barclays PLC

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging growth company ☐

Barclays Bank PLC

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐  No ☐

SEC Form 20-F Cross reference information
Form 20-F item number		Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	A. Selected financial data	166, 168, 211, 275-276, 409-410
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	79-84
4	Information on the Company
	A. History and development of the company	162,204 (Note 6), 206 (Note 9), 216 (Note 16), 264 (Note 38), 265-266 (Note 39), 269- 271 (Note 43), 272-274, 388-389,
	B. Business overview	ii (Market and other data), 155-162, 170-180, 201-202 (Note 2), 239-247 (Note 29)
	C. Organizational structure	162, 260-261 (Note 36), 295-300 (Note 45)
	D. Property, plants and equipment	231 (Note 21), 233-234 (Note 23), 236 (Note 25)
4A	Unresolved staff comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating results	79, 82, 143, 155-162, 164-180, 213-215 (Note 15), 239-247 (Note 29), 347
	B. Liquidity and capital resources	100, 113-114, 116, 124-136, 137-143, 192, 213-215 (Note 15), 239 (Note 28), 248-251 (Note 30), 251 (Note 31), 261, 264 (Note 38), 265-266 (Note 39), 343-349, 362-365
	C. Research and development, patents and licenses, etc.	44

	D. Trend information	–
	E. Off-balance sheet arrangements	239 (Note 28), 261-264 (Note 37), 265-266 (Note 39)
	F. Tabular disclosure of contractual obligations	364-365
	G. Safe harbor	ii (Forward-looking statements)
6	Directors, Senior Management and Employees
	A. Directors and senior management	5-6, 286-289
	B. Compensation	51-71, 253-254 (Note 34), 255-259 (Note 35), 267-268 (Note 41), 385, 408
	C. Board practices	5-6, 13, 57-60, 70-71, 72
	D. Employees	47, 48, 170, 173, 177, 178
	E. Share ownership	51-71, 253-254 (Note 34), 267-268 (Note 41), 292-294
7	Major Shareholders and Related Party Transactions
	A. Major shareholders	45, 284-285
	B. Related party transactions	179, 267-268 (Note 41), 300, 385, 408
	C. Interests of experts and counsel	Not applicable
8	Financial Information
	A. Consolidated statements and other financial information	188-192, 211 (Note 12), 239-247 (Note 29), 251 (Note 31), 195-271, 273, 275-276, 386- 387, 404-406
	B. Significant changes	Not applicable
9	The Offer and Listing
	A. Offer and listing details	275-276
	B. Plan of distribution	Not applicable
	C. Markets	275
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10	Additional Information
	A. Share capital	Not applicable
	B. Memorandum and Articles of Association	43-46, 272-274
	C. Material contracts	57-60
	D. Exchange controls	279
	E. Taxation	277-279
	F. Dividends and paying assets	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	279
	I. Subsidiary information	260-261 (Note 36), 295-300
11	Quantitative and Qualitative Disclosure about Market Risk	87, 118-121, 143-144, 146-148, 331-337
12	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depositary Shares	275-276, 280-281
13	Defaults, Dividends Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures
	A. Disclosure controls and procedures	286
	B. Management’s annual report on internal control over financial reporting	41
	C. Attestation report of the registered public accounting firm	186
	D. Changes in internal control over financial reporting	41
16A	Audit Committee Financial Expert	12
16B	Code of Ethics	283
16C	Principal Accountant Fees and Services	19-20, 269 (Note 42), 282
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	46,251
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	283
17	Financial Statements	Not applicable (See Item 8)
18	Financial Statements	Not applicable (See Item 8)
19	Exhibits	Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

Positioned for growth,

sharing and success

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2017 to the corresponding twelve months of 2016 and balance sheet analysis as at 31 December 2017 with comparatives relating to 31 December 2016. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

The information in this announcement, which was approved by the Board of Directors on 21 February 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which includes certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Certain non-IFRS measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 181 to 183 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page iii;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. Period end allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The comparable IFRS measure is average equity. A reconciliation is provided on page iii;

– Average tangible equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. Period end tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The average tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. The comparable IFRS measure is average equity. A reconciliation is provided on page iii;

– Basic earnings per ordinary share excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs represents attributable profit excluding the impact of excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share. A reconciliation is provided on page 183;

– Operating expenses excluding UK Bank Levy and litigation and conduct charges represents operating expenses excluding the impact of UK Bank Levy and the impact of charges for litigation and conduct. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on page 183;

– Profit attributable to ordinary equity holders of the parent excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs represents profit/(loss) attributable to ordinary shareholders excluding the impact of charges for litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs. The comparable IFRS measure is attributable profit. A reconciliation to IFRS is provided on page 183;

– Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL represents profit/(loss) before tax excluding the impairment of Barclays’ holding in BAGL and loss on sale of BAGL. The comparable IFRS measure is profit before tax. A reconciliation to IFRS is provided on page 179;

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

i

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page iv;

– Return on average tangible shareholders’ equity excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs BAGL is calculated as profit attributable to ordinary equity holders excluding the impact of charges for litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs BAGL, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 183;

– Return on average allocated tangible equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page iv;

– Return on average tangible shareholders’ equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible shareholders’ equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page iv;

– Tangible net asset value per share is calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 183; and

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 139 for a reconciliation of this measure to CRD IV CET1 ratio.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2017), which will be available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

ii

Average allocated equity[a]	2017 £bn	2016 £bn	2015 £bn

Barclays UK	13.6	13.4	13.7

Corporate and Investment Bank	24.9	23.2	23.1

Consumer, Cards and Payments	5.6	5.0	4.0

Barclays International	30.5	28.2	27.1

Head Office[b]	10.6	8.0	3.9

Barclays Non-Core	2.4	7.8	11.2

Barclays Group	57.1	57.4	55.9

Effect of Goodwill and intangibles	£bn	£bn	£bn

Barclays UK	(4.4)	(4.5)	(4.4)

Corporate and Investment Bank	(1.0)	(1.4)	(1.2)

Consumer, Cards and Payments	(1.4)	(1.3)	(1.0)

Barclays International	(2.4)	(2.7)	(2.2)

Head Office[b]	(1.4)	(1.4)	(1.3)

Barclays Non-Core	(0.0)	(0.1)	(0.3)

Barclays Group	(8.2)	(8.7)	(8.2)

Average allocated tangible equity[c]	£bn	£bn	£bn

Barclays UK	9.1	8.9	9.3

Corporate and Investment Bank	24.0	21.9	21.9

Consumer, Cards and Payments	4.2	3.6	3.0

Barclays International	28.1	25.5	24.9

Head Office[b]	9.3	6.5	2.6

Barclays Non-Core	2.4	7.8	10.9

Barclays Group	48.9	48.7	47.7

Notes

a This table shows the allocation of Group average equity across IFRS reporting segments.

b Includes the Africa Banking discontinued operation.

c This table shows average tangible equity for the Group and average allocated tangible equity for the IFRS reporting segments.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

iii

Profit/(loss) attributable to ordinary equity holders of the parent	2017 £m	2016 £m	2015 £m

Barclays UK	893	857	(33)

Corporate and Investment Bank	269	1,342	1,180

Consumer, Cards and Payments	698	1,153	620

Barclays International	967	2,495	1,800

Head Office	(864)	109	11

Barclays Non-Core	(409)	(1,899)	(2,405)

Africa Banking discontinued operation	(2,335)	189	302

Barclays Group	(1,748)	1,751	(324)

Average allocated equity[a]	£bn	£bn	£bn

Barclays UK	13.6	13.4	13.7

Corporate and Investment Bank	24.9	23.2	23.1

Consumer, Cards and Payments	5.6	5.0	4.0

Barclays International	30.5	28.2	27.1

Head Office[b]	10.6	8.0	3.9

Barclays Non-Core	2.4	7.8	11.2

Barclays Group	57.1	57.4	55.9

Return on average allocated equity[c]	%	%	%

Barclays UK	6.6%	6.4%	(0.2%)

Corporate and Investment Bank	1.1%	5.8%	5.1%

Consumer, Cards and Payments	12.5%	23.1%	15.3%

Barclays International	3.2%	8.8%	6.6%

Barclays Group	(3.1%)	3.0%	(0.6%)

Notes

a This table shows average equity for the Group and average allocated equity for the IFRS reporting segments.

b Includes the Africa Banking discontinued operation.

c This table shows return on average equity for the Group and return on average allocated equity for the IFRS reporting segments.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

iv

Governance

This section sets out our corporate governance processes and the role they play in supporting the delivery of our strategy, including reports from the Chairman and each of the Board Committee Chairmen.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 1

Governance: Directors’ report

UK Corporate Governance Code – index to disclosures

“The purpose of corporate governance is to facilitate effective, entrepreneurial and prudent management that can deliver the long-term success of the company.”

The UK Corporate Governance Code

The UK Corporate Governance Code (the Code) is not a rigid set of rules. It consists of principles (main and supporting) and provisions. The Listing Rules require companies to apply the main principles and report to shareholders on how they have done so.

You can find our disclosures as follows:

Leadership	Page
Every company should be headed by an effective board which is collectively responsible for the long-term success of the company.

◾ Board of Directors	5
◾ Composition of the Board	39

There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company’s business. No one individual should have unfettered powers of decision.

◾ Roles on the Board	38
The chairman is responsible for leadership of the board and ensuring its effectiveness on all aspects of its role.

◾ Roles on the Board	38
As part of their role as members of a unitary board, non-executive directors should constructively challenge and help develop proposals on strategy.

◾ Roles on the Board	38

Effectiveness	Page

The board and its committees should have the appropriate balance of skills, experience, independence and knowledge of the company to enable them to discharge their respective duties and responsibilities effectively.

◾ Board of Directors	5
◾ Board Diversity	4
There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.

◾ Appointment and re-election of Directors	35
All directors should be able to allocate sufficient time to the company to discharge their responsibilities effectively.

◾ Attendance	38
◾ Time commitment	39

All directors should receive an induction on joining the board and should regularly update and refresh their skills and knowledge.

◾ Induction	39
◾ Training and development	40
The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties.

◾ Information provided to the Board	40
The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.

◾ Review of Board and Board Committee effectiveness	36
All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance.

◾ Composition of the Board	39
◾ Appointment and re-election of Directors	35

Accountability	Page
The board should present a fair, balanced and understandable assessment of the company’s position and prospects.

◾ Risk management	77

The board is responsible for determining the nature and extent of the principal risks it is willing to take in achieving its strategic objectives. The board should maintain sound risk management and internal control systems.

◾ Risk management and internal control	40

The board should establish formal and transparent arrangements for considering how they should apply the corporate reporting, risk management and internal control principles, and for maintaining an appropriate relationship with the company’s auditors.

◾ Board Audit Committee report	11
◾ Accountability	40

Remuneration	Page
Executive directors’ remuneration should be designed to promote the long-term success of the company. Performance-related elements should be transparent, stretching and rigorously applied.

◾ Remuneration report	51

There should be a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration packages of individual directors. No director should be involved in deciding his or her own remuneration.

◾ Remuneration report	51

Relations with shareholders	Page

There should be a dialogue with shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place.

◾ Stakeholder engagement	42
The board should use general meetings to communicate with investors and to encourage their participation.

◾ Stakeholder engagement	42

2 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Directors’ report

Chairman’s introduction

Throughout this period of activity and change, your Board has been providing critical oversight of executive management to oversee the successful execution of the Group’s long term strategy.

Dear Fellow Shareholders

Welcome to my 2017 corporate governance report. In my Chairman’s letter in the Strategic report, I highlighted the significant milestones and achievements for Barclays in 2017, including the further sell-down of our interest in Barclays Africa Group Limited, the closure of Barclays Non-Core, progress towards the establishment of our ring-fenced bank in 2018 as well as preparations for the UK’s departure from the EU. Throughout this period of activity and change, your Board has been providing critical oversight of executive management to oversee the successful execution of the Group’s long term strategy.

I firmly believe and have often said that the role of the Board is to create long term, sustainable value for our shareholders. In order to do this, we must have a robust corporate governance framework, providing systems of checks and controls to ensure accountability and drive better decision-making, and also policies and practices which ensure that the Board and its Committees operate effectively. Part of this is creating an environment which encourages a constructive relationship between the Board and executive management to enable an appropriate level of debate, challenge and support in the decision-making process. I am pleased to report that in 2017 your Board and executive management continued to demonstrate this dynamic as we worked together in executing strategy.

The impending changes to our Group corporate structure following structural reform has been a significant area of focus for the Board in 2017 and no doubt will continue to be at the forefront of our minds in 2018. After approving for appointment Sir Gerry Grimstone as the Chairman of Barclays International and Sir Ian Cheshire as the Chairman of Barclays UK, we worked closely with both of them to recruit high quality candidates to build the boards of those two entities. Our aim is to ensure that corporate governance within Barclays is in line with best practice for FTSE100 companies and as a Board we will work hard to ensure that our governance framework is always providing the strong foundation needed for effective management of the Group.

Board changes in 2017

Through the Board Nominations Committee, we are always considering whether we have the right mix of individuals on the Board, providing an appropriate balance and diversity of skills, experience and perspectives. It is important that it is inherent within the composition of the Board that a broad range of perspectives and views are able to be provided which are representative of our customers, clients and employees as the foundations of our bank. In addition, we are also regularly thinking about Board succession planning and ensuring we have a strong pipeline of directors to steer the Group over the long-term. With this in mind, we brought on three new non-executive Directors in 2017: Sir Ian Cheshire, Matthew Lester and Mike Turner CBE, all of whom have significant board-level experience and bring specific sector and technical expertise to your Board. During 2017, Diane de Saint Victor and Steve Thieke, both non-executive Directors, left the Board and I thank them on behalf of the Board for their contributions and service.

With the changes in 2017, our current female representation on the Board sits at 21%. Last year I reported that we set ourselves a Board diversity target of having 33% female representation on the Board by 2020. We are conscious that our gender diversity balance on the Board has fallen from 2016, but remain committed to achieving the target that we have set. Ensuring diversity of gender, as well as diversity in its other forms such as ethnicity, is built into our governance processes around Board composition and succession planning, and you can read more about this in the Board Nominations Committee report on pages 33 to 37.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 3

Governance: Directors’ report

Chairman’s introduction

Conduct, culture and values

The Board also actively supports diversity throughout the Group. To attract and retain the best talent, we need to create an environment in which colleagues can thrive, develop and achieve their ambitions. I am very proud of the initiatives that we have at Barclays to encourage diversity and support inclusion among colleagues. Most recently, we launched a campaign aimed at increasing mental health awareness as Barclays aims to become a “mental health confident” organisation, and we are delighted that our Chief Internal Auditor, Sally Clark, is the Executive sponsor for “Be Well”, our well-being initiative. Everything we do at Barclays is underpinned by the Barclays Values and Purpose, and we must act with respect, transparency and integrity in our interactions with stakeholders and with each other to create the right culture, and encourage the right behaviours by colleagues, across the Group. With that framework, we can build and maintain the trust and confidence of our stakeholders and the market.

An important part of our strategy in relation to cultural progress and embedding our Barclays Values is our citizenship strategy, the Shared Growth Ambition, where our long-term aim is to create and grow a collection of products, services and partnerships that improve the lives of people in the communities that we serve. In 2017 we launched Barclays’ “green bonds” as part of our support for the transition to a sustainable and low carbon economy. This was the first green bond issued by a UK bank using UK assets, and you can read more about this in Barclays’ Strategic report. Initiatives like this not only enable us to contribute meaningfully to society, but also enable us to better understand the environment in which we operate and our wider societal obligations, supporting the Board’s objective of delivering sustainable returns to shareholders.

You can read more about the Shared Growth Ambition at
home.barclays/citizenship

Stakeholder views

As a Board we are conscious of the impact that our business and decisions have on our customers, clients and employees as well as our wider societal impact. It is through an appreciation of our stakeholders that we can create a strategy aimed at delivering sustainable returns to our shareholders over the long term. The Board is supported in this role by the Board Reputation Committee, which monitors key indicators across the areas of conduct, culture, citizenship and customer satisfaction, as well as Barclays’ reputation and events that occur which may impact the trust in our brand.

The Board receives information about, and engages with, our various stakeholders throughout the year and one of the most important dates in our calendar is our Annual General Meeting, which gives the Board an opportunity to meet our shareholders and hear their views. During the year the Board is kept informed of shareholder views through regular updates from the Head of Investor Relations, as well as the views of employees through the results of the Barclays Your View employee opinion surveys. Another key stakeholder of Barclays is our regulators, and during 2017 the Board invited representatives of our regulators to attend meetings to hear directly their views and expectations of Barclays. All of these views form the context in which Board decision-making takes place and feeds into the considerations and debate when determining the Group’s strategy.

Board effectiveness

To deliver our strategy and achieve the delivery of long-term, sustainable value for shareholders requires an effective Board. It is an important part of my role as Chairman to satisfy myself that the Board – both collectively and its individual members – operates effectively. Each year, we conduct a self-assessment of our performance with the aid of an independent facilitator. As part of this process, I receive a report on the performance of our individual Directors, and our non-executive Directors, led by our Senior Independent Director, have the opportunity to review my performance. I am pleased to report that the results of the findings showed that your Board and its Committees are still operating effectively. There are, of course, areas to work on and challenges ahead once the new Group structure is crystallised following the stand-up of our new ring-fenced bank in 2018. Ensuring that there is clear accountability and delineated responsibilities in the new structure, not just between boards but also between committees and between the boards and the executive team, will be a key focus for us in 2018. You can read more about the findings and the review process undertaken for 2017 on page 36.

Looking ahead

2018 will be another pivotal year for Barclays with the execution of our new Group corporate structure, and I look forward to working closely with the boards of Barclays UK and Barclays International to embed a strong framework to ensure clear, effective and consistent corporate governance. We will continue to work closely with executive management on improving performance within the Group’s businesses, without losing sight of the need to constantly be acting in line with the Barclays Values and Purpose to build on and retain the trust and confidence of our customers, clients, employees. Together with your Board, we remain focused on working hard to execute the Group’s strategy in order to create sustainable long-term value for our shareholders.

John McFarlane

Chairman

21 February 2018

Board diversity

The Board has a balanced and diverse range of skills and experience. All Board appointments are made on merit, in the context of the diversity of gender, skills, experience and background required to be effective.

Balance of non-executive Directors:

executive Directors

Gender balance

Length of tenure

(Chairman and non-executive Directors)

1 0-3 years	6
2 3-6 years	4
3 6-9 years	2

Industry experience
(Chairman and non-executive Directors)*
1 Financial Services	12 (100%)
2 Political/regulatory experience	12 (100%)
3 Current/recent Chair/CEO	5 (42%)
4 Accountancy/auditing	2 (17%)
5 Operations and Technology	1 (8%)
6 Retail/marketing	1 (8%)

International experience**
(Chairman and non-executive Directors)*
1 International (UK)	10 (83%)
2 International (US)	2 (17%)
3 International (Rest of the World)	2 (17%)

Note

*	Individual Directors may fall into one or more categories
**	In relation to Board experience based on the location of the headquarters/registered office of a company

4 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Directors’ report

Who we are – Board of Directors

Board of Directors[a]

Barclays understands the importance of having a Board with the right balance of skills, experience and diversity, and the composition of the Board is regularly reviewed by the Board Nominations Committee. The skills and experience of the current Directors and the value they bring to the Barclays Board are highlighted below.

Full biographies can be accessed online via www.home.barclays/investorrelations

John McFarlane Chairman Appointed: 1 January 2015

Relevant skills and experience

John is Chairman of Barclays PLC and Barclays Bank PLC. He is a senior figure in global banking and financial services circles having spent over 40 years in the sector.

John is currently chairman of TheCityUK and a member of the Financial Services Trade and Investment Board and the European Financial Round Table. Other current non-executive directorships include Westfield Corporation, Old Oak Holdings Limited and The International Monetary Conference. John was previously chairman of Aviva plc where he oversaw a transformation of the company FirstGroup plc, and the Australian Bankers Association. He was also a non- executive director of The Royal Bank of Scotland, joining at the time of the UK government rescue. Prior to that he was CEO of Australia and New Zealand Banking Group Limited for 10 years, group executive director of Standard Chartered and head of Citibank in the UK.

Other current appointments

Member of Cranfield School of Management Advisory Board; Member of Institut International d’Etudes Bancaires; Member of the President’s Committee Confederation of British Industry

Committees

Nominations (Chairman)

Jes Staley Group Chief Executive Appointed: 1 December 2015

Relevant skills and experience

Jes joined Barclays as Group Chief Executive on 1 December 2015. He has nearly four decades of extensive experience in banking and financial services. He worked for more than 30 years at JP Morgan, initially training as a commercial banker, later advancing to the leadership of major businesses involving equities, private banking and asset management and ultimately heading the company’s Global Investment Bank. Jes is currently a member of the Institute of International Finance and formerly served as managing partner at BlueMountain Capital. These roles have provided him with a vast experience in leadership and he brings a wealth of investment banking knowledge to Barclays’ Board.

Other current appointments

None

Committees

None

Sir Gerry Grimstone Deputy Chairman and Senior Independent Director Appointed: 1 January 2016

Relevant skills and experience

Sir Gerry brings to the Board a wealth of investment banking, financial services and commercial experience gained through his senior roles at Schroders and his various board positions. Sir Gerry has global business experience across the UK, Asia, the Middle East and the US. Sir Gerry has significant experience as a non-executive director and chairman. He is currently the chairman of Standard Life Aberdeen plc, independent non-executive board member of Deloitte NWE LLP, board adviser to the Abu Dhabi Commercial Bank and the lead non-executive at the Ministry of Defence.

Other current appointments

Financial Services Trade and Investment Board

Committees

Nominations, Reputation (Chairman)

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

Other current appointments

ICAEW Ethics Standards Committee; International Ethics Standards Board for Accountants; Chairman, Government Internal Audit Agency; Charity Commission

Committees

Audit (Chairman), Nominations, Risk, Reputation

a	Full Director biographies can be found on pages 286 to 288

Tim Breedon CBE Non-executive Appointed: 1 November 2012

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

Other current appointments

Marie Curie; Chairman, Apax Global Alpha Limited; Chairman, The Northview Group

Committees

Audit, Nominations, Remuneration, Risk (Chairman)

Sir Ian Cheshire Non-executive Appointed: 3 April 2017

Relevant skills and experience

Sir Ian joined Barclays in April 2017 as a non-executive Director and the Chairman of Barclays UK. From his lengthy executive career including his time as Group Chief Executive of Kingfisher plc, Sir Ian brings to the Board substantial business experience particularly in the international retail sector, as well as experience in sustainability and environmental matters. He holds strong credentials in leadership as well as being highly regarded by the Government for his work with various Government departments.

Other current appointments

Business Disability Forum President’s Group; Debenhams plc; Maisons du monde; Menhaden plc; lead non-executive director for the Government

Committees

Nominations

Mary Francis CBE Non-executive Appointed: 1 October 2016

Relevant skills and experience

Mary has extensive board-level experience across a range of industries. She is a non-executive director of Swiss Re Group and Ensco plc and was formerly senior independent director of Centrica and a non-executive director of the Bank of England, Aviva and Alliance & Leicester. She held senior executive positions in the UK Treasury and Prime Minister’s Office and in the City as Director General of the Association of British Insurers. She brings to Barclays strong understanding of the interaction between public and private sectors and skills in strategic decision-making and all aspects of board governance.

Other current appointments

Advisory Panel of The Institute of Business Ethics

Committees

Remuneration, Reputation

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 5

Governance: Directors’ report

Who we are – Board of Directors

Crawford Gillies Non-executive Appointed: 1 May 2014

Relevant skills and experience

Crawford has extensive business and management experience, gained with Bain & Company and Standard Life plc. These roles have provided him with experience in strategic decision-making and knowledge of company strategy across various sectors and geographical locations.

Crawford has also held board and committee chairman positions during his career, notably as chairman of the remuneration committees of Standard Life plc and MITIE Group PLC and is a senior independent director at SSE plc.

Other current appointments

Chairman, The Edrington Group Limited

Committees

Audit, Nominations, Remuneration (Chairman)

Reuben Jeffery III Non-executive Appointed: 16 July 2009

Relevant skills and experience

Reuben has extensive financial services experience, particularly within investment banking and wealth management, through his role as CEO and president of Rockefeller & Co. Inc. and Rockefeller Financial Services Inc. and his former senior roles with Goldman Sachs, head of the European Financial Institutions Group. His various government roles in the US, including as chairman of the Commodity Futures Trading Commission and as undersecretary of state, provides Barclays’ Board with insight into the US political and regulatory environment.

Other current appointments

Advisory Board of Towerbrook Capital Partners LP; Financial Services Volunteer Corps; The Asia Foundation

Committees

Nominations, Risk

Matthew Lester Non-executive Appointed: 1 September 2017

Relevant skills and experience

Matthew joined Barclays as a non-executive Director in September 2017 and contributes strong financial management and regulatory experience to the Board, having held a number of senior finance roles across a range of business sectors, including financial services. Most recently was chief financial officer of Royal Mail Group. Matthew’s financial expertise enables him to analyse effectively complex reporting and risk management processes. He is currently a non-executive director of Man Group plc and Capita plc, where he also chairs the audit and risk committees of both companies.

Other current appointments

None

Committees

Audit, Risk

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

Member of the 100 Group main committee

Committees

None

Dambisa Moyo Non-executive Appointed: 1 May 2010

Relevant skills and experience

Dambisa is an international economist and commentator on the global economy, having completed a PhD in economics. Dambisa has a background in financial services and a wide knowledge and understanding of African economic, political and social issues, in addition to her experience as a director of companies with complex, global operations. She served as a non-executive director of SABMiller plc (2009-2016) and Seagate Technology (2015-2017).

Other current appointments

Chevron Corporation; Barrick Gold Corporation

Committees

Remuneration, Reputation

Diane Schueneman Non-executive Appointed: 25 June 2015

Relevant skills and experience

Diane joined Barclays after an extensive career at Merrill Lynch, holding a variety of senior roles, including responsibility for banking, brokerage services and technology provided to the company’s retail and middle market clients, and latterly for IT, operations and client services worldwide. She brings a wealth of experience in managing global, cross-discipline business operations, client services and technology in the financial services industry. Diane is a member of the board of Barclays US LLC, Barclays’ US intermediate holding company and chair of Barclays Services Limited.

Other current appointments

None

Committees

Audit, Risk

Mike Turner CBE Non-executive Appointed: 1 January 2018

Relevant skills and experience

Mike has considerable business and board level experience gained from his lengthy career with BAE Systems PLC where he was CEO as well as his non-executive positions. He has a strong commercial background and experience in strategy and operational performance culture. Mike brings significant leadership and strategic oversight experience to the Board, particularly from his roles as chairman of Babcock International Group PLC and GKN Plc.

Other current appointments

Member of the UK Government’s Apprenticeship Ambassadors Network

Committees

Reputation

Company Secretary

Stephen Shapiro Appointed: 1 November 2017

Relevant skills and experience

Stephen was appointed Company Secretary in November 2017 having previously served as the Group Company Secretary and Deputy General Counsel of SABMiller plc. Prior to this, he practised law as a partner in a law firm in South Africa, and subsequently in the UK. Stephen has extensive experience in corporate governance, legal, regulatory and compliance matters. Stephen has also previously served as Chairman of the ICC UK’s Committee on Anti-Corruption as well as on working groups of the GC100, providing business input into key areas of legislative and policy reform.

6 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Directors’ report

Who we are – Group Executive Committee

Group Executive Committee[a]

Biographies for Jes Staley, Group Chief Executive, and Tushar Morzaria, Group Finance Director, who are members of the Group Executive Committee, which is chaired by Jes Staley, can be found on pages 5 and 6.

Paul Compton Group Chief Operating Officer

Bob Hoyt Group General Counsel

Laura Padovani Interim Group Chief Compliance Officer

Tristram Roberts Group Human Resources Director

Group Executive Committee meetings are also attended on a regular basis by the Chief Internal Auditor, Sally Clark, and by an ex-officio member, drawn from senior management. The current ex-officio member is Barry Rodrigues, Head of Barclaycard International.

Tim Throsby President, Barclays International and Chief Executive Officer, Corporate and Investment Bank

Ashok Vaswani CEO, Barclays UK

C S Venkatakrishnan Chief Risk Officer

a	Executive Committee biographies can be found on pages 288 to 289

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 7

Governance: Directors’ report

What we did in 2017

Board report

The Role of the Board

The Board of Directors is responsible for promoting the highest standards of corporate governance in Barclays.

Further details about our corporate governance framework, policies and Board responsibilities can be found online at home.barclays/corporategovernance

We act in a way that we consider promotes the success of Barclays for the benefit of shareholders as a whole, and are accountable to the shareholders for creating and delivering sustainable value. It is our responsibility as the Board to ensure that management not only delivers on short-term objectives, but promotes the long-term growth of Barclays. Our corporate governance framework embeds what we believe are the right culture, values and behaviours throughout the Group and supports our role in determining strategic objectives and policies.

In addition to setting strategy and overseeing its implementation, we are also responsible for ensuring that management maintains an effective system of internal control. An effective system of internal control should provide assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In meeting this responsibility, we consider what is appropriate for the Group’s business and reputation, the materiality of financial and other risks and the relevant costs and benefits of implementing controls. See page 40 for further details on those systems of controls.

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

Board Committees

The main Board Committees are the Board Audit Committee, the Board Nominations Committee, the Board Remuneration Committee, the Board Reputation Committee

and the Board Risk Committee. Pursuant to authority granted under our Articles of Association, each Board Committee has had specific responsibilities delegated to it by the Board. Further information on the role and activities of each of the Board Committees can be found in this report on pages 11 to 37 and in their individual terms of reference, which have been approved by the Board and are available at home.barclays/corporategovernance.

In addition, the Regulatory Investigations Committee was formed in 2012 and focused on providing Board-level oversight of regulatory investigations. In 2017, this Committee was disbanded with residual matters being brought under the oversight of the Board Audit Committee or falling directly under the Board’s oversight, as appropriate.

You can read more about what the Board and each of the Board Committees did during 2017 on the following pages.

8 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

	Strategic goals	Principal risks
Strategy formulation and monitoring
Debated and provided input to management on the formulation of overall Group strategy, and reflected on the Group strategy with longer term views on what could be done to accelerate returns and build capital. The topics covered include:

◾ potential growth opportunities, and key trends and risks, for Barclays UK and Barclays International

◾     constraints and risks to strategy execution, including economic assumptions, expected regulatory requirements on capital and solvency ratios, anticipated changes to accounting rules including IFRS 9, investor expectations, and potential impacts for clients and customers

◾ a strategic approach to costs optimisation, including analysing the impact on costs of different structural initiatives such as product redesign and automation
◾ impact of continuing legacy conduct issues on capital requirements and profit targets
◾ options for the location of Barclays’ operations in Europe, driven by the EU Referendum result.
Discussed regular updates from the Group Chief Executive on the progress being made against the Group’s 2017 execution priorities and capital targets, received insights on stakeholder, employee and cultural matters (including results from employee opinion surveys), and updates on items of focus for the Group Executive Committee.
Considered the strategy, and assessed the progress of execution of strategy, in the businesses within each of Barclays UK and Barclays International.
Monitored the progress of the sell down of the Group’s remaining interest in Barclays Africa Group Limited.
Monitored the progress of the rundown and subsequent closure of Barclays Non-Core.
Monitored the progress of the Group’s execution of its structural reform programme – see the case study on page 10 for further details.
Monitored the potential implications of the UK’s preparations to leave the EU following the EU Referendum result; approved and monitored progress of the expansion of Barclays Bank Ireland’s operations in preparation for Brexit – see the case study on page 10 for further details.

Finance, including capital and liquidity
Debated and approved the Group’s Medium Term Plan for 2017-2019.
Regularly assessed financial performance of the Group and its main businesses through reports from the Group Finance Director.
Reviewed and approved Barclays’ financial results prior to publication, including approving final and interim dividends.
Discussed market and investor reaction to Barclays’ strategic and financial results announcements, with insights provided by the Head of Investor Relations.
Provided input, guidance and advice to senior management on the high-level shape of Barclays’ 2018-2020 Medium Term Plan and subsequently approved the final plan.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 9

Governance: Directors’ report

What we did in 2017

Board report

	Strategic goals	Principal risks
Governance and risk, including regulatory issues
Debated and approved the 2017 risk appetite for the Barclays Group.
Regularly assessed Barclays’ overall risk profile and emerging risk themes, hearing directly from the Chief Risk Officer and the Chairman of the Board Risk Committee.
Received reports on Barclays’ operational and technology capability, including specific updates on cyber risk capability and the strategy for technology and infrastructure services.
Approved the Group’s 2017 Recovery Plan and US Resolution Plan.
Invited representatives of Barclays’ UK and US regulators to meetings to enable the Board to hear first-hand about regulatory expectations and their specific views on Barclays.
Considered and debated proposals for the establishment of a programme to further enhance Barclays’ management information framework across all businesses and entities within the Group.
Discussed and received regular updates directly from the Chief Controls Officer on the Group’s internal controls and framework, and monitored progress of the Barclays Internal Control Enhancement Plan (the programme for remediation of identified risk and control issues).
Considered regular updates from the Group General Counsel on the legal and regulatory risks and issues facing Barclays – refer to note 29 in the financial statements.
Considered matters relating to Board succession and approved appointments to the Board and Board Committees.
Received and considered regular updates from the Chairmen of the Board’s principal Board Committees on the matters discussed at Board Committee meetings. See the reports of each Board Committee set out on the following pages for further details.
Received regular updates (following the establishment of each respective board) from the Chairs of the Barclays UK and Barclays International divisional boards and the Group Service Company.
Considered updates on views of major shareholders, particularly in the period leading up to the 2017 Annual General Meeting.
Discussed the Board and Committee governance framework in the context of structural reform, and considered significant developments in UK corporate governance and other corporate governance matters.
Considered the results of the 2016 Board effectiveness review and proposed action plan, and considered the process for and findings of the 2017 Board effectiveness review. See page 36 for further details of this process and the findings for 2017.

Other, including compensation
Considered progress on Barclays’ talent and succession planning (and hosted receptions for key talent within the Group), and received updates on the Bank’s diversity and inclusion initiatives, including from the Chairman of the Board Nominations Committee.
Considered and approved the 2017 incentive funding pools for the Group and allocation among each business and function – see the Remuneration report on pages 51 to 74 for further details.

Governance in Action – Structural reform and Brexit

Execution of structural reform

The execution of our structural reform programme was a significant focus for the Group in 2017 as we move towards the legal entity stand up of our ring-fenced bank in 2018. Building on from the work carried out in 2016, the Board continued to closely monitor and evaluate progress on the execution of the programme in 2017. Specific matters addressed by the Board included the following:

◾  overseeing the establishment of the Group Service Company, which was launched on 1 September 2017

◾  monitoring the stakeholder communications plan (including, in particular, the communications plan for customers and employees)

◾  considering regular updates on migrating sort codes with a focus on any potential impact on customers and clients

◾  overseeing and approving various transfers of assets and liabilities among Barclays Group entities including establishing a Committee to provide appropriate Board-level oversight of the processes involved

◾  with the support of the Board Nominations Committee, debating the composition of, and appointments to each of, the boards of Barclays UK, Barclays International and the Group Service Company and discussing the appropriate governance arrangements for the new Group structure.

Preparations for Brexit

Another area of focus for the Board was preparations for the impact of the UK’s exit from the EU. Barclays has created an internal programme specifically in relation to the planning and preparation for Brexit. The Board debated potential EU hubs for Barclays’

European operations and decided to pursue expansion in Ireland where we have been operating for over 40 years and have an existing banking licence held by Barclays

Bank Ireland. Specific matters considered by the Board included debating the feasibility of a significant expansion of Barclays Bank Ireland’s operations, the transfer of capital and resources to Barclays Bank Ireland and assessing the progress being made with applications for the necessary regulatory licensing requirements with the relevant authorities.

The successful completion of the Group’s structural reform programme and further progress on our Brexit plans will continue to be areas of focus for the Board in 2018.

10 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2017

Board Audit Committee report

Solid progress has been made in turning the controls enhancement programme into a ‘business as usual’ activity, with an emphasis on achieving sustainable progress.

Dear Fellow Shareholders

In writing this report I have reflected on how Barclays has been working to embed the significant strategic changes put in place during 2016 while responding to new challenges driven by the external landscape, in particular the delivery of Structural Reform and preparation for Brexit.

As I reported in 2017, the Committee continues to consider a critical part of its role to be ensuring that the commitment to strengthening Barclays’ control environment is maintained throughout this transformational period. My Committee colleagues and I have been encouraged by the increased rigour applied to oversight of the Group control environment following the creation of the Chief Controls Office at the end of 2016. This has given the Committee greater clarity and transparency regarding thematic control environment issues impacting the Group, and has helped to highlight areas of the business where there may be a concentration of issues and where focus on remediation is required. Regular updates on the overall control environment framework have also continued to be provided to the Board over the course of the year, underlining the importance that the Board of Barclays places on this programme of activity.

Solid progress has been made in turning the controls enhancement programme into a ‘business as usual’ activity, with an emphasis on achieving sustainable progress. The Committee has observed heightened focus and attention across the organisation on the importance of having robust processes in place across the business to self-identify controls issues and ensure that there are effective remediation plans in place for which senior management are accountable. The embedding of the Chief Controls Office as part of the first line of management within the organisation has also been helpful in delineating more clearly for the organisation the respective roles of the second and third lines of defence. The controls office has taken over the co-ordination of the Risk and Control Self-Assessment process and this will continue to be an area of focus in 2018 as management develops a more detailed, granular self-assessment process which should assist in proactively identifying controls which require remediation. Further details may be found in the Risk Management and Internal Control section on page 40.

The Committee has continued to engage with senior management regarding areas of controls weaknesses in their businesses and has received presentations from a number of different areas of the organisation on the actions taken to address unsatisfactory audit reports.

In assessing control issues for disclosure in the Annual Report, the Committee has continued to apply similar definitions to those used for assessing internal financial controls for the purposes of Sarbanes-Oxley. The conclusion we have reached is that there are no control issues that are considered to be a material weakness, which merit specific disclosure.

The Committee has continued to oversee the performance and effectiveness of internal and external audit, the main independent assurance mechanisms that serve to protect shareholders’ interests.

I continue to hold regular meetings with the Chief Internal Auditor and members of her senior management team to ensure I am aware of current work programmes and any emerging issues. I also agreed the Chief Internal Auditor’s objectives and the outcomes of her performance assessment and remuneration. The Committee also held a networking event with Barclays Internal Audit (BIA) during 2017, enabling Committee members to meet on a less formal basis with senior members of the BIA management team.

During 2017, the Committee continued to monitor closely the implementation of the action plan to address the recommendations arising from the review undertaken by the PRA of BIA to increase its effectiveness.

The Chartered Institute of Internal Auditors requires an independent external review of internal audit functions to be carried out at least every five years and during 2017, the Committee commissioned an independent external quality assessment of BIA, further details of which may be found on page 19. The Committee was satisfied with the conclusions drawn in the report, while noting that there were a number of areas for potential development. The Committee considered that the need for a period of stability and consolidation within BIA would be particularly important to embedding existing initiatives and the Committee will continue to monitor this and other recommendations during 2018. In preparation for Structural Reform, BIA has aligned its audit planning and reporting to the new legal entity structure.

The Committee continued to exercise its responsibility for ensuring the integrity of Barclays’ published financial information by debating and challenging the critical judgements and estimates made by management. The exercise of appropriate judgement in preparing the financial statements is critical in ensuring that Barclays reports to its shareholders in a fair, balanced and transparent way. During the course of 2017, the Committee oversaw Barclays’ transition to KPMG as Barclays’ statutory auditor which was approved by shareholders at the 2017 annual general meeting. The lead audit partner is Guy Bainbridge who has held this role since KPMG’s appointment as the Group’s auditor. KPMG has brought fresh challenge and insight not only on accounting judgements and policies but also on financial controls which the Committee has found valuable. The report that follows sets out details of the material matters considered by the Committee since my last report. One of the key developments in accounting policy in 2017 has been Barclays’ preparation for the implementation of the IFRS 9 impairment standard on 1 January 2018. The Committee reviewed the guidance note to non-executive Directors from the PRA in relation to IFRS 9 implementation and was comfortable that the areas highlighted by the PRA were being

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 11

Governance: Directors’ report

What we did in 2017

Board Audit Committee report

addressed. Further details of the Committee’s consideration of the judgements and financial impacts relating to the implementation of the new standard may be found in the ‘Governance in Action’ section of the Committee report on page 21.

I have continued to hold the role of Whistleblower’s Champion, a position required by the FCA to be held at Board level. As champion, I continue to have specific responsibility for the integrity, independence and effectiveness of the Barclays’ policies and procedures on whistleblowing, including the procedures for protecting employees who raise concerns from detrimental treatment. As Whistleblower’s Champion and as Chairman of the Committee, I have been involved in overseeing the implementation of the suggested enhancements following the benchmarking review undertaken in 2017 at the request of the Board of Barclays.

Responsibility for the oversight of litigation, investigation and competition matters has transitioned to the Committee, in line with the Committee’s existing responsibility for the oversight of matters related to disclosure and provisioning. The Committee has received regular updates on these matters from the Group General Counsel, with matters of particular significance to the Group continuing to be subject to oversight by the Board of Barclays.

I attended meetings of the IHC audit committee to gain a first-hand insight into the issues being addressed by that committee and have held regular meetings with the chairmen elect of the Barclays UK and Barclays International audit committees. The chairmen or chairmen elect of all those entities have attended at least one Committee meeting during 2017. I also met frequently with other members of senior management, including the Group Finance Director, and continued my engagement with Barclays’ regulators both in the UK and US. I have reported regularly on the activities of the Committee to the Board of Barclays.

Committee performance

The Committee’s performance during 2017 was assessed as part of an internal committee effectiveness review. The conclusion of my Board colleagues and standing attendees at Committee meetings was that the Committee is regarded as operating effectively and the Board takes assurance from the quality of the Committee’s work. It is considered well constituted with the right balance of skills and experience. The main area identified for improvement was the need to manage a demanding agenda efficiently so that time is allocated to the most significant items for discussion.

Last year’s review commented on the need to strengthen the depth of financial and accounting expertise on the Committee via new appointments, which I am pleased was addressed through the appointment of Matthew Lester to the Committee when he joined the Board of Barclays in September 2017. The review also highlighted the need to ensure that the way in which the Committee works with the Board Reputation and Board Risk Committees continues to capture all significant issues effectively while minimising any overlap. I continued to work closely with my fellow Board Committee chairmen during 2017, particularly with the Board Risk Committee chairman in order to clarify the responsibility of the respective committees for operational risk issues, which each Committee has a role in overseeing.

You can read more about the outcomes of the Board effectiveness review on page 36.

Looking ahead

In 2018, in addition to overseeing management’s progress in continuing to embed the role of the Chief Controls Office and the Group’s management of controls remediation, the Committee will be focusing on some significant accounting issues, including in particular, monitoring the impact of IFRS 9 and the resultant disclosures. The Committee is looking forward to working with the audit committees of Barclays UK and Barclays International as we discharge our responsibilities and focus on ensuring efficient and effective coverage of the business under the new group structure. We have already agreed an allocation of responsibilities, and embedding the necessary reporting and information flows across the three audit committees to ensure all of them can discharge their responsibilities efficiently will be a key area of focus.

Mike Ashley

Chairman, Board Audit Committee

21 February 2018

Committee allocation of time (%)

		2017	2016
1	Control issues	11*	23
2	Business control environment	15	19
3	Financial results	33	36
4	Internal audit matters	25†	11
5	External audit matters	8	6
6	Other (incl governance and compliance)	8	4

*	The time allocation in 2017 has reduced following the streamlining of the reporting of control issues through the Chief Controls Office.
†	The increased time allocation to internal audit matters in 2017 reflects the role of the Committee in (i) overseeing the recommendations arising from the review undertaken by the PRA of Barclays Internal Audit to increase its effectiveness, and (ii) the independent external quality assessment of Barclays Internal Audit which was commissioned by the Committee in 2017.

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors, with membership designed to provide the breadth of financial expertise and commercial acumen it needs to fulfil its responsibilities. Its members as a whole have experience of the banking and financial services sector in addition to general management and commercial experience. Mike Ashley, who is the designated financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act, is a former audit partner who during his executive career acted as lead engagement partner on the audits of a number of large financial services groups. Following the Board’s finding that the Committee could be strengthened by the appointment of an additional member with direct accounting and auditing experience, Matthew Lester was appointed to the Board and Committee with effect from 1 September 2017. During his executive career, Matthew held a number of senior finance roles across a range of business sectors, including financial services, and most recently was the Chief Financial Officer of Royal Mail Group. You can find more details of the experience of Committee members in their biographies on pages 5 and 6.

The Committee met 10 times in 2017 and the chart above shows how it allocated its time. Meetings are generally arranged well in advance and are scheduled in line with Barclays’ financial reporting timetable. One additional meeting was arranged to select an appropriate service provider for the independent review of Barclays Internal Audit and to undertake an early review of particular issues relevant to the financial statements. Committee meetings were attended by management, including as required the Group

12 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Controls Officer, Chief Risk Officer, Chief Operating Officer, General Counsel and Head of Compliance, as well as representatives from the businesses and other functions. The lead audit partner of KPMG (the Group’s external auditor), Guy Bainbridge, attended all Committee meetings since January 2017. The Committee held a number of private sessions with each of the Chief Internal Auditor or the lead audit partner, which were not attended by management. The lead audit partner of PwC, the Group’s previous external auditor, attended meetings until the end of February 2017 to deliver its final audit report to the Committee on the 2016 financial statements before PwC resigned as the Group’s statutory auditor.

Member	Meetings attended/eligible to attend
Mike Ashley	10/10
Tim Breedon	10/10
Crawford Gillies	10/10
Diane Schueneman*	8/10
Matthew Lester (from 1 September 2017)†	1/3

*	Did not attend due to personal circumstances.
†	Did not attend owing to existing commitments with other boards (the Committee meeting dates were set before Matthew joined the Board).

Committee role and responsibilities

The Committee is responsible for:

◾	assessing the integrity of the Group’s financial reporting and satisfying itself that any significant financial judgements made by management are sound

◾	evaluating the effectiveness of the Group’s internal controls, including internal financial controls

◾	scrutinising the activities and performance of the internal and external auditors, including monitoring their independence and objectivity

◾	overseeing the relationship with the Group’s external auditor

◾	reviewing and monitoring the effectiveness of the Group’s whistleblowing procedures

◾	overseeing significant legal and regulatory investigations, including the proposed litigation statement for inclusion in the statutory accounts.

The Committee’s terms of reference are available at
home.barclays/corporategovernance.

The Committee’s work

The significant matters addressed by the Committee during 2017 and in evaluating Barclays’ 2017 Annual Report and financial statements, are described on the following pages.

Financial statement reporting issues

The Committee’s main responsibility in relation to Barclays’ financial reporting is to review with both management and the external auditor the appropriateness of Barclays’ financial statements, including quarterly results announcements and half-year and annual financial statements and supporting analyst presentations, with its primary focus being on:

◾	the quality and acceptability of accounting policies and practices

◾	any correspondence from financial reporting regulators in relation to Barclays’ financial reporting

◾	material areas where significant judgements have been made, along with any significant assumptions or estimates, or where significant issues have been discussed with or challenged by the external auditor

◾	an assessment of whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Barclays’ position and performance, business model and strategy.

Accounting policies and practices

The Committee discussed reports from management in relation to the identification of critical accounting judgements and key sources of estimation uncertainty, significant accounting policies and the proposed disclosure of these in the 2017 Annual Report. Following discussions with both management and the external auditor, the Committee approved the critical accounting judgements, significant accounting policies and disclosures, which are set out in note 1, ‘Significant accounting policies’, to the consolidated financial statements.

There was one significant change in accounting policy during the period which was the early adoption of IFRS 9 (Financial Instruments) in relation to own credit, resulting in the recognition of fair value movements through the Statement of Comprehensive Income. Further information regarding this change can be found in note 1 to the consolidated financial statements. Two new significant accounting standards became effective from 1 January 2018, IFRS 9 (Financial Instruments) and IFRS 15 (Revenue Recognition). Further information regarding these changes can be found in note 1 to the consolidated financial statements. During 2017, the Committee was regularly updated on Barclays’ preparations for the implementation of IFRS 9, in particular in relation to the new expected loss model which represents a fundamental change in approach to impairment. The Committee discussed with management the key technical decisions and interpretations required and Barclays’ approach to these. Further details of the Committee’s role in overseeing the Group’s IFRS 9 preparations can be found on page 21, ‘Governance in Action’.

Financial reporting regulators and Barclays

The Committee from time to time considers comment letters and papers from external bodies including the SEC and the Financial Reporting Council (FRC). In that regard, the Committee considered the following:

◾	The FRC’s Year-End Advice Letter to Audit Committee Chairs and Finance Directors which highlighted key developments for 2017/18 annual reports.

◾	The FRC’s Annual Review of Corporate Reporting which summarised key characteristics of good corporate reporting for the 2017/18 reporting year.

◾	The PRA note of advice to Non-executive Directors regarding IFRS 9 implementation which set out a series of questions for consideration to ensure audit committees were well prepared for the transition and its implications.

The Committee sought to ensure that Barclays took due account of the matters raised in the letters and papers described above in its external reporting and has sought to enhance and clarify relevant disclosures.

The Committee from time to time considers comment letters from the SEC in relation to its reviews of Barclays’ Annual Report and other publicly filed financial statements. Such comment letters and Barclays’ responses are made publicly available by the SEC on its website, www.sec.gov, once it has closed each such review. Barclays received one comment letter from the SEC during 2017 requesting clarification from the SEC in relation to its 2017 half year filing. Barclays responded to clarify the queries raised by the SEC. The letter did not raise any material concerns or disclosure items.

Significant judgements and estimates

The significant judgements and estimates and actions taken by the Committee in relation to the 2017 Annual Report and financial statements are outlined below. The significant judgements and estimates are broadly comparable in nature to prior years. Each of these matters was discussed with the external auditor during the year and, where appropriate, have been addressed n the Auditors’ Report on pages 186 to 187.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 13

Governance: Directors’ report

What we did in 2017

Board Audit Committee report

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Conduct provisions (refer to Note 27 to the financial statements)	Barclays makes certain assumptions and estimates, analysis of which underpins provisions made for the costs of customer redress, such as for Payment Protection Insurance (PPI).

◾  Regularly analysed the judgements and estimates made with regard to Barclays’ provisioning for PPI claims, taking into account forecasts and assumptions made for PPI complaints and actual claims experience for Barclays and the industry as a whole, including the volume of invalid PPI claims.

◾  Debated the impact on the future range of provisions arising from (i) the FCA’s introduction of August 2019 as the timebar on claims, (ii) the PPI marketing campaign, and (iii) the progress of the proposed fee cap on the submission of PPI complaints by Claims Management Companies which is being considered by the UK Parliament.

◾  Evaluated proposed additional provisions for PPI, considering whether the total provision is within the modelled range of future outcomes, and whether the external auditor agreed with management’s analysis and approach.

◾  Monitored the position on provisions for alternative PPI (card protection and payment break plan insurance) and considered whether further provisions were required.

The Committee and management continue to monitor closely any changes in customer or claims management companies’ behaviour in light of the FCA timebar and marketing campaign and the ongoing impact of the Plevin case. Having regard to the actual claims experience over 2017 the Committee agreed with management’s assessment that the current provision of £1,600m was appropriate. The Committee noted that this estimate remains subject to significant uncertainty in particular regarding the level of valid customer claims that may be received in the period to August 2019. In this context the Committee was satisfied that sensitivities to the key variables were appropriately disclosed.

Legal, competition and regulatory provisions (refer to Notes 27 to 29 to the financial statements)	Barclays is engaged in various legal, competition and regulatory matters. The extent of the impact on Barclays of these matters cannot always be predicted, but matters can give rise to provisioning for contingent and other liabilities depending on the relevant facts and circumstances. The level of provisioning is subject to management judgement on the basis of legal advice and is therefore an area of focus for the Committee.

◾  Evaluated advice on the status of current legal, competition and regulatory matters.

◾  Assessed management’s judgements and estimates of the levels of provisions to be taken and the adequacy of those provisions, based on available information and evidence.

◾  Considered the adequacy of disclosure, recognising that any decision to set provisions involves significant judgement.

The Committee discussed provisions and utilisation. Having reviewed the information available to determine what was both probable and could be reliably estimated, the Committee agreed that the level of provision at the year end was appropriate. The Committee also considered that the disclosures made provided the appropriate information for investors regarding the legal, competition and regulatory matters being addressed by the Group.

Valuations (refer to Notes 14 to 18 to the financial statements)	Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available, including the Group’s Education, Social Housing and Local Authority (ESHLA) portfolio.

◾  Evaluated reports from Barclays Valuations Committee, with particular focus on the matters below.

◾  Monitored the valuation methods applied by management to significant valuation items, including the ESHLA portfolio, a valuation disparity with a third party in respect of a specific long-dated derivative portfolio, and the approach to the marking of Own Credit.

◾  Monitored and discussed the impact of negative interest rates on derivative valuation.

◾  Considered the treatment of the re-integration of Non-Core residual operations into the core business.

The Committee discussed these matters and agreed that a minor modification be made to the valuation of the specific long-dated derivative portfolio where there existed significant valuation disparity. This did not result in a material change to the fair value recorded by the Group. The Committee noted that, following efforts by management to restructure derivative agreements impacted by negative interest rates, any residual uncertainty was now insignificant.

14 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Impairment (refer to Note 7 to the financial statements)	Where appropriate, Barclays models potential impairment performance, allowing for certain assumptions and sensitivities, the size, particularly where to agree allowances for credit impairment, including agreeing the timing of the recognition of any impairment and estimating forbearance has been granted.

◾  Assessed impairment experience against forecast and whether impairment provisions were appropriate.

◾  Evaluated credit impairment reports (reviewed by the Group Impairment Committee) presented by the Chief Risk Officer.

◾  Considered a report from the Chief Risk Officer on the position in the US Cards portfolio and monitored the position to determine whether increase in impairment would be required.

◾  Considered a report from the Group Impairment Committee on the adequacy of loan impairment allowances as at 31 December 2017, including assessing internal and external trends, methodologies and key management estimates.

The Committee reviewed model adjustments made by management to ensure that impairment allowances were set at appropriate and adequate levels. The Committee reviewed the impairment charge in Barclaycard US arising in the third quarter from the asset sale in the first quarter. The Committee also reviewed three material single name charges in the Corporate Bank.

The committee agreed that the provision levels for impairment were appropriate.

Tax (refer to Note 10 to the financial statements)	Barclays is subject to taxation in a number of jurisdictions globally and makes judgements with regard to provisioning for tax at risk and on the recognition and measurement of deferred tax assets.

◾  Evaluated the appropriateness of tax risk provisions to cover existing tax risk.

◾  Confirmed the forecasts and assumptions supporting the recognition and valuation of deferred tax assets was in line with Barclays Medium Term Plan.

◾  Monitored the impact to Barclays of the new US framework for tax legislation covering a broad range of tax proposals which was enacted on 22 December 2017 and which had a substantial impact on the measurement of the Group’s US deferred tax assets. The Committee also considered the potential impact of the Base Erosion Anti-abuse Tax (BEAT) which was introduced as part of the new legislation.

The Committee reviewed Barclays’ global tax risk and associated provisions for the full year and noted that the level of tax provisions remained at about the same level, although the amount of gross tax risk was assessed as slightly reduced.

In relation to the treatment of deferred tax assets the Committee noted that those due to US tax losses (£1,520m) are forecast to be utilised by 2019 which is significantly earlier than the first expiry date of 2028.

The Committee agreed with management’s view that it was appropriate not to take account of any potential future BEAT liabilities in the measurement of the deferred tax assets. It noted that this would be in line with recent US GAAP pronouncements and as disclosed management is also continuing to assess the full impact to the Group of the complex provisions in the new US legislation.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 15

Governance: Directors’ report

What we did in 2017

Board Audit Committee report

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Fair, balanced and understandable reporting (including country-by-country reporting and Pillar 3 reporting)	Barclays is required to ensure that its external reporting is fair, balanced and understandable. The Committee undertakes an assessment on behalf of the Board in order to provide the Board with assurance that it can make the statement required by the UK Code on Corporate Governance.

◾  Assessed, through discussion with and challenge of management, including the Group Chief Executive and Group Finance Director, whether disclosures in Barclays’ Annual Report and other financial reports were fair, balanced and understandable.

◾  Evaluated reports from Barclays’ Disclosure Committee on its assessment of the content, accuracy and tone of the disclosures.

◾  Established through reports from management that there were no indications of fraud relating to financial reporting matters.

◾  Evaluated the outputs of Barclays’ internal control assessments and Sarbanes-Oxley s404 internal control process.

◾  Assessed disclosure controls and procedures.

◾  Confirmed that management had reported on and evidenced the basis on which representations to the external auditors were made.

Having evaluated all of the available information and the assurances provided by management, the Committee concluded that the processes underlying the preparation of Barclays’ published financial statements, including the 2017 Annual Report and financial statements, were appropriate in ensuring that those statements were fair, balanced and understandable.

In assessing Barclays’ financial results statements over the course of 2017, the Committee specifically addressed and provided input to management on the disclosure and presentation of:

◾  the classification of Barclays’ holding in Barclays Africa as an available for sale asset with effect from 1 June 2017

◾  the closure of Barclays Non-Core business and the reintegration of the remaining businesses and portfolio

◾  the Group Finance Director’s presentations to analysts

◾  the level of segmental reporting.

The Committee recommended to the Board that the 2017 Annual Report and financial statements are fair, balanced and understandable.

16 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Other significant matters

Apart from financial reporting matters the Committee has responsibility for oversight of the effectiveness of Barclays’ internal controls, the performance and effectiveness of BIA and the performance, objectivity and independence of the external auditor. The most significant matters considered during 2017 are described in the table below.
Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Internal control Read more about the Barclays’ internal control and risk management processes on page 40.	The effectiveness of the overall control environment, including the status of any material control issues and the progress of specific remediation plans.

◾  Evaluated and tracked the status of the most material control issues identified by management via regular reports from the Chief Controls Officer, assessed against the new Controls Maturity Model created as part of the Barclays Internal Controls Enhancement Programme (BICEP).

◾  Evaluated the status of specific material control issues and associated remediation plans, including in particular those relating to model risk, resilience, cyber, compliance, technology, credit risk, transaction operations and data management which remained open as at December 2017 and which were reported as ‘on track’ to return to satisfactory status within agreed timeframes.

◾  Considered the second line of defence role in the oversight of operational risk controls, including financial controls over operational risk.

◾  Evaluated reports on the internal control environment from the external auditor.

◾  Discussed lessons learned from specific control incidents and how these could be applied to Barclays’ business globally.

◾  Assessed the progress of the enhancements being made to Barclays’ risk and control self-assessment (RCSA) process.

◾  Clarified the role and responsibilities of the Committee in relation to the split of responsibility for operational risk between the Committee and the Board Risk Committee.

The Committee welcomed the positive change in approach that the BICEP programme had driven across the business, notably that the first line of defence was now more focused on proactively self-identifying control issues rather than waiting for them to be highlighted by the second or third lines of defence. The Committee continued to emphasise the importance of a disciplined self-assessment by management.

The Committee provided feedback on the reporting of material control issues, requesting further detail regarding completion dates, key milestones and current status for significant remediation projects to enable closer monitoring and help drive accountability at the appropriate management level.

The Committee challenged the application of the lessons learned process in view of the low level of coverage of significant control incidents. Management has taken steps to enhance the process and ensure compliance. Going forward this will be tracked by the Chief Controls Office.

The Committee has continued to use the output from the RCSA process in its review of the control environment. While providing a reasonable overview of the control environment, the Committee welcomes management’s plans to put in place a more granular process which should provide greater visibility on controls requiring remediation and associated risks. This approach was piloted in 2017 and will be rolled out across the Group in 2018.

The effectiveness of the control environment in each individual business, including the status of any material control issues and the progress of specific remediation plans.

◾  Assessed reports on individual businesses and functions on their control environment, questioned the heads of the relevant businesses or functions on control concerns and scrutinised any identified control failures and closely monitored the status of remediation plans or workstreams to enhance the respective control environments.

◾  Received updates directly from senior management, and scrutinised action plans, in relation to remediation plans following unsatisfactory audit findings.

◾  Reviewed updates from management on the Designated Market Activity (DMA) remediation plan which addresses Barclays’ regulatory commitments to the Fed and other US and UK regulators in relation to sales and trading practices across the FX Rates and other markets related business areas.

The Committee received deep dive control environment presentations from Barclays International and Barclays UK. These provided further detail of management’s assessment of the business unit control environment and key areas of focus, including key controls hot spots for the businesses.

The Committee also received a number of presentations from business heads following unsatisfactory audit reports. The Committee challenged the business regarding their role in identifying the control issues and requested confirmation from management regarding the remediation programme, timeframe and accountability for delivery and which are subsequently monitored.

The Committee was encouraged that the level of resources being devoted to the DMA programme now shows that it is on track to meet its milestones.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 17

Governance: Directors’ report

What we did in 2017

Board Audit Committee report

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
The effectiveness of the control environment in the Chief Operating Office (COO) and the status and remediation of any material control issues.

◾  Scrutinised on a regular basis the COO control environment, taking the opportunity to directly challenge and question functional leaders, including the Chief Operating Officer on the progress of remediation plans.

◾  Clarified the Committee’s ongoing responsibility for the oversight of controls matters relating to the Group Service Company.

◾  The Committee received a deep dive control environment presentation from the Chief Information Officer regarding Technology control issues.

The Committee was pleased to note continuing progress over 2017 to address control issues in accordance with the agreed timescales.

The Committee also received updates on the following matters:

◾  Data

◾  Security of Secret and Confidential Data (SSCD)

◾  Client Assets and Money (CASS), and

◾   Payments.

The adequacy of the Group’s arrangements to allow employees to raise concerns in confidence without fear of retaliation and the outcomes of any substantiated cases.

◾  Considered the results of the “Your View Survey” in relation to employee views on their ability to safely speak up in their business/ function and whether they could report instances of dishonest or unethical behaviour without fear.

◾  Received an update on enhancements to Barclays’ whistleblowing programme following the announcement of the PRA/FCA investigations and the outcome of the independent review that was commissioned by the Board.

◾  Monitored instances of retaliation reports and whether any instances had been substantiated.

◾  Monitored whistleblowing metrics, including case load and case ageing.

The Committee discussed the importance of ongoing dialogue and regular training to ensure that the route for escalations was clear and cases were directed to the relevant team for investigation and resolution.

The Committee supported the focus on training both to colleagues on the channels available, and also managers on how to handle whistleblowing issues. The Committee also emphasised the importance of sharing positive outcomes of whistleblowing incidents where possible.

The Committee was pleased to note that volumes of cases remain proportionate to Barclays’ size and footprint.

As Whistleblowing Champion, the Chairman of the Committee made an annual report to the Board on whistleblowing matters.

Internal audit	The performance of BIA and delivery of the internal audit plan, including scope of work performed, the level of resources and the methodology and coverage of the internal audit plan.

◾  Scrutinised and agreed internal audit plans and methodology and deliverables for 2017 and the first half of 2018, including reviewing the number of audits for delivery following the alignment of the Audit Universe to Barclays new structure following Structural Reform.

◾  Monitored BIA’s response to feedback received from the PRA as part of its review of internal audit, including independence and impact, quality and weight of resources, productivity and methodology.

◾  Monitored delivery of the agreed audit plans, including assessing internal audit resources and hiring levels and any impacts on the audit plan and reviewing the reasons for the postponement of audits in greater depth.

◾  Debated audit risk appetite and issue validation.

◾  Tracked the levels of unsatisfactory audits, including discussing the time taken to issue audit reports and the reasons for any delays.

◾  Discussed BIA’s assessment of the management control approach and control environment in Barclays UK, Barclays International and the functions.

◾  Evaluated the outcomes from BIA’s annual self-assessment.

◾  Commissioned an independent external review of BIA. The reviewer was selected as a result of a tender process also run by the Committee.

The Committee received semi-annual thematic controls reports from BIA and a quarterly operational report during 2017.

The Committee reiterated its support for BIA’s recruitment plans which reflected significant activity during 2017 to ensure appropriate audit coverage to support the focus on BIA quality across the audit cycle. The Committee Chairman provided input into the recruitment of the two key roles of Head of Internal Audit in Barclays UK and Barclays International.

The Committee observed that the issues arising from unsatisfactory audits indicated that there was still work to do in embedding the required level of control consciousness across the Group and ensuring that control exceptions were highlighted clearly in management reporting. The Committee also requested that senior management support BIA in holding individuals accountable for failure to remediate risks effectively where they had failed BIA validation.

The Committee confirmed that it was satisfied with the outcome of the self-assessment of BIA performance and the independent external review, both of which evidenced that the function generally conforms to the standards set by the Institute of Internal Auditors. It further confirmed that it felt able to rely on the work of BIA in discharging its own responsibilities.

The Committee is providing oversight over the actions arising from the external review. See page 19 below for further details of the review.

18 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
External audit	The work and performance of KPMG

◾  Met with key members of the KPMG audit team to discuss the 2017 audit plan and agree areas of focus.

◾  Assessed regular reports from KPMG on the progress of the 2017 audit and any material accounting and control issues identified.

◾  Discussed KPMG’s feedback on Barclays’ critical accounting estimates and judgements.

◾  Discussed KPMG’s draft report on certain control areas and the control environment ahead of the 2017 year end.

◾  Discussed the approach to KPMG’s annual report to the PRA which will be issued following completion of the 2017 audit.

◾  Considered the draft SOX controls report and the draft audit opinion.

The Committee approved the audit plan and the main areas of focus.

The Committee also approved the principal services agreement and terms of engagement in connection with KPMG’s appointment as the Group’s auditors.

Read more about the Committee’s role in assessing the performance, effectiveness and independence of the external auditor and the quality of the external audit below.

The Committee also covered the following matters:

◾  tracked the progress of specific work being done to enhance Barclays’ financial crime controls, including the function’s investigation capabilities, in particular in relation to prevention and detection activities. The Committee also assessed the Group Money Laundering Officer’s annual report

◾  assessed the status of the programme in place to ensure Barclays’ compliance with client assets (CASS) regulatory requirements, including approving the annual client assets audit report and discussing the potential impact of Structural Reform on client assets

◾  evaluated the outcomes of the assessment of the Committee’s performance and any areas of Committee performance that needed to be enhanced

◾  reviewed and updated its terms of reference, recommending them to the Board for approval.

In addition to these matters, as highlighted above in the section of the table headed ‘Internal audit’ the Committee commissioned an independent review of BIA which was undertaken by Deloitte during the second half of 2017. The Chartered Institute of Internal Auditors requires an independent external review of internal audit functions to be carried out at least every five years. Following a selection process, the Committee commissioned Deloitte to conduct this review reporting directly to the Committee. The report concluded that:

◾  BIA demonstrates general conformance with the relevant standards and guidelines.

◾  BIA has an effective core audit methodology which reflects investment in Agile ways of working and data analytics which has helped to drive continuous improvement. In this respect it is aligned with or ahead of peers.

◾  BIA’s purpose and remit is clearly defined and the function is positioned appropriately within the governance framework of the organisation/ its role as an objective third line of defence. This role has been supported by the clearer delineation of the first line role of the newly created Chief Controls Office.

◾  The focus on increased headcount in BIA will help drive audit capacity and capability through enhanced specialist skills/ knowledge. Deloitte reported that BIA cares about its people and has created a supportive environment in which to work.

◾  While there are opportunities to improve BIA’s impact, they are able to deliver effective feedback on the operation of controls that address key risks.

The report paid close attention to the matters raised in the 2016 PRA letter regarding BIA, and Deloitte met with the PRA as part of its review. The Committee was satisfied with the conclusions drawn in the report, while noting the potential development areas identified, in particular, extending the use of data analytics. BIA has drawn up an action plan in response to the review and the Committee will continue to monitor the delivery of this plan.

External auditor

Following an external audit tender in 2015, PWC was replaced in 2017 as Barclays’ statutory auditor by KPMG. Guy Bainbridge of KPMG is Barclays’ senior statutory auditor with effect from the audit for the 2017 financial year.

Assessing external auditor effectiveness, auditor objectivity and independence and non-audit services

The Committee is responsible for assessing the effectiveness, objectivity and independence of the Group’s Auditor, KPMG and in 2017 the Committee was particularly concerned to ensure that the external auditor transition period was managed effectively. This responsibility was discharged throughout the year at formal Committee meetings, during private meetings with KPMG and via discussions with key executive stakeholders. In addition to the matters noted above, during 2017 the Committee:

◾  approved the terms of the audit engagement letter and associated fees, on behalf of the Board

◾  discussed and agreed revisions to the Group policy on the Provision of Services by the Group Statutory Auditor and regularly analysed reports from management on the non-audit services provided to Barclays.

◾  evaluated and approved revisions to the Group policy on Employment of Employees or Workers from the Statutory Auditor and ensured compliance with the policy by regularly assessing reports from management detailing any appointments made

◾  was briefed by KPMG on critical accounting judgements and estimates

◾  assessed any potential threats to independence that were self-identified and reported by KPMG

◾  reviewed the report on KPMG issued by the FRC’s Audit Quality Review team.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 19

Governance: Directors’ report

What we did in 2017

Board Audit Committee report

KPMG’s performance, independence and objectivity during 2017 were formally assessed at the beginning of 2018 by way of a questionnaire completed by key stakeholders across the Group. The questionnaire was designed to evaluate KPMG’s audit process and addressed matters including the auditor transition, quality of planning and communication, technical knowledge, the level of scrutiny and challenge applied and KPMG’s understanding of the business. In addition KPMG have nominated a senior partner on the audit team reporting to the Senior Statutory Auditor to have specific responsibility for ensuring audit quality. The Committee therefore met with the partner concerned without the Senior Statutory Auditor in order to receive a report on his assessment of audit quality.

Taking into account the results of all of the above, the Committee considered that KPMG maintained their independence and objectivity and the audit process was effective.

Non-audit services

In order to safeguard the Auditor’s independence and objectivity, Barclays has in place a policy setting out the circumstances in which the Auditor may be engaged to provide services other than those covered by the Group audit. The Group Policy on the Provision of Services by the Group Statutory Auditor (the “Policy”) applies to all Barclays’ subsidiaries and other material entities over which Barclays has significant influence. The Policy therefore included Barclays Africa Group Limited up until the point of accounting deconsolidation. The core principle of the Policy is that non-audit services (other than those legally required to be carried out by the Group’s Auditor) should only be performed by the Auditor in certain, controlled circumstances. The Policy sets out those types of services that are strictly prohibited and those that are allowable in principle. Any service types that do not fall within either list are considered by the Committee Chairman on a case by case basis, supported by a risk assessment provided by management.

Under the Policy, the Committee has pre-approved all allowable services for which fees are less than £100,000, or less than £25,000 for tax advisory and tax planning services. However, all proposed work, regardless of the fees, must be sponsored by a senior executive and recorded on a centralised online system, with a detailed explanation of the clear commercial benefit arising from engaging the auditor over other potential service providers. The audit firm engagement partner must also confirm that the engagement has been approved in accordance with the auditor’s own internal ethical standards and does not pose any threat to the auditor’s independence or objectivity. All requests to engage the auditor are assessed by independent management before work can commence. Requests for allowable service types in respect of which the fees are expected to meet or exceed the above thresholds must be approved by the Chairman of the Committee before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the Committee as a whole. All expenses and disbursements must be included in the fees calculation. The thresholds remained the same following the annual review of the Policy in 2017.

During 2017, all engagements where expected fees met or exceeded the above thresholds were evaluated by either the Committee Chairman or the Committee as a whole who, before confirming any approval, assured themselves that there was justifiable reason for engaging the auditor and that its independence and objectivity would not be threatened. No requests to use KPMG were declined in 2017 (2016: one). On a quarterly basis, the Committee scrutinised details of individually approved and pre-approved services undertaken by KPMG in order to satisfy itself that they posed no risk to independence, either in isolation or on an aggregated basis. For the purposes of the Policy, the Committee has determined that any pre-approved service of a value of under £50,000 is to be regarded as clearly trivial in terms of its impact on Barclays’ financial statements and has required the Group Financial Controller to specifically review and confirm to the Committee that any pre-approved service with a value of £50,000-£100,000 (or up to £25,000 for tax advisory and tax planning services) may be regarded as clearly trivial. The Committee undertook a review of pre-approved services at its meeting in December 2017 and satisfied itself that such pre-approved services were clearly trivial in the context of their impact on the financial statements.

The fees payable to KPMG for the year ended 31 December 2017 amounted to £48m, of which £10m (2016: £17m) was payable in respect of non-audit services (KPMG was appointed as the Group’s statutory auditor from the financial year beginning 1 January 2017). A breakdown of the fees payable to the auditor for statutory audit and non-audit work can be found in Note 42. Of the £10m of non-audit services provided by KPMG during 2017, the significant categories of engagement, i.e. services where the fees amounted to more than £500,000, included:

◾	audit-related services: services in connection with Client Asset Sourcebook Rules (“CASS) audits (while the CASS audit fell within the auditor’s scope of services, the fees for such services did not form part of the global fee arrangements and therefore required separated Audit Committee approval pursuant to the Policy)
◾	quality assurance: support in connection with reports on the internal controls applicable to IBOR submission processes

◾	transaction support: ongoing attestation and assurance services for treasury and capital markets transactions to meet regulatory requirements, including regular reporting obligations and verification reports

The fees paid to PwC for non-audit work during 2017, in the period before they resigned as the Group’s statutory auditor, and after they had resigned but before they were non-independent of certain Group entities (and therefore still fell within the Policy), were £3m (2016: £8m). Significant categories of engagement approved in 2017 included:

◾	transaction support: ongoing support for treasury and capital markets transactions, including providing comfort and accounting letters to meet trust deed and regulatory obligations (this ongoing support transitioned to KPMG during 2017).

The Committee also reviewed the level of consultancy spend with PwC during 2017, which it had asked to be monitored in the immediate period after they stepped down as the Group’s auditors. Work with an estimated value of £1m million was awarded to PwC during the year (this was in addition to the £3m in fees paid to PwC for non-audit services referred to above).

The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014

An external audit tender was conducted in 2015 and the decision was made to appoint KPMG as Barclays’ external auditor with effect from the 2017 financial year, with PwC resigning as the Group’s statutory auditor at the conclusion of the 2016 audit.

Barclays is in compliance with the requirements of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services.

20 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance in Action – Preparation for IFRS 9

A significant activity for the Committee during 2017 has been overseeing the Group’s preparation for the implementation of IFRS 9.

IFRS 9 Financial Instruments is effective from 1 January 2018 and replaces the IAS 39 accounting standard. The new standard sets out the recognition and measurement requirements for financial instruments and has three parts: classification and measurement of financial assets, the requirements for impairment of financial assets and a hedge accounting model that is designed to more closely reflect risk management. As permitted, Barclays intends to continue with the existing IAS 39 hedge accounting model. The new impairment accounting model however has a significant impact on Barclays and the changes are complex and wide ranging classification and measurement also results in a number of much less significant changes. IFRS 9 has therefore been the subject of significant regulatory and market focus. Barclays has worked with the industry and regulators to agree a transitional framework for regulatory capital and on disclosures and has taken note of the best practice recommendations they have issued for the management of the transition to the new standard.

The Committee received regular updates on the status, judgements and financial impacts relating to the implementation of IFRS 9 during 2017 and the first quarter of 2018. It has overseen the steps required for Barclays’ transition to the new standard, in particular the delivery into production of the models and controls which are required for its implementation.

Throughout the process, the Committee emphasised to management the importance of developing the models to support business decision making to manage risk and ensure appropriate customer outcomes. The Committee reviewed the internal governance and validation processes in Risk and Finance and received regular updates from KPMG on their assurance work. The Committee also received reports from BIA following the audits undertaken in respect of the IFRS 9 programme, with a number of further audits planned for 2018. The Committee also reviewed the key estimates made by management in considering future economic scenarios and the criteria for determining when significant credit deterioration is observed.

In line with its terms of reference, the Committee has been closely involved in the review of all material external financial reporting relating to IFRS 9 and is focussed on ensuring clarity, completeness and appropriateness of the Group’s disclosures, particularly given the complexity and technical challenges of this standard. The Committee reviewed the best estimate impact on the Group which was disclosed in Barclays’ third quarter results and the updated IAS 8 disclosures included in the 2017 financial statements.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 21

Governance: Directors’ report

What we did in 2017

Board Risk Committee report

The Committee continued to monitor UK economic trends, consumer behaviour and portfolio performance, and a prudent approach to lending was maintained.

Dear Fellow Shareholders

The focus of the Committee during 2017 has continued to be on assessing the impact of important macro-economic and market developments on the risk profile of the Group. Credit risk management during 2017 was primarily concerned with the level of exposure to consumer debt both in the UK and US. In the UK, the Committee in 2016 had accepted the recommendation of Management to pursue a conservative approach to managing growth and balances in credit card debt. This had been prompted by the rising level of personal debt in the UK and concerns of weaker growth and higher inflation resulting from the country’s vote to leave the European Union. This theme persisted in 2017, as the Committee continued to monitor UK economic trends, consumer behaviour and portfolio performance, and a prudent approach to lending was maintained. In the US, in late 2016, there had been nascent signs of weakness in the consumer credit portfolio. The Committee had requested Management to perform detailed analyses of the balances and, based on this work, approved in early 2017 the sale of a proportion of the weaker segments of the portfolio. This action, along with increased conservatism during the year in lending and portfolio quality, has moderated the impact on Barclays of increasing delinquencies among US credit card borrowers being seen among US credit card lenders.

While the impairment performance of the Bank was largely within plan, wholesale credit performance in the UK was slightly weaker than in the US. The Bank experienced higher impairment in its corporate lending book in the UK from the default of certain borrowers in the service sector. In the US, improved economic conditions, and higher energy prices resulted in favourable corporate impairment trends compared to 2016.

In recent years, the Committee has been closely supervising the strengthening of the capital position of the Bank. Progress continued in 2017 as the Bank’s capital ratios continued to improve. In assessing the adequacy of the Bank’s capital position, the Committee took into account current financial performance, the impact of expected regulatory developments (including structural reform), and estimates of the costs of resolving past conduct and litigation issues. Likewise, the Committee is pleased that the liquidity risk in the Bank has been closely monitored and strengthened over the past year.

An important role of the Committee each year is to recommend the risk appetite of the Bank to the Board: its ability to earn an appropriate return while being able to withstand shocks in the market and economic environment. In addition, the Committee monitors closely the assessment of the Bank’s performance under a variety of regulatory stress tests. We evaluate not just the outcome of these analyses but the means by which they are performed, particularly the assessment of model risk. These efforts increased in 2017, as the Bank prepared for the first stress test of the US Intermediate Holding Company (IHC), in addition to completing the newly introduced Biennial Exploratory Scenario for the Bank of England stress test.

The Committee assesses external conditions as part of establishing risk appetite. These remain challenging and our objective was to position the Bank conservatively to deal with economic uncertainty. Key themes that developed during 2017 with potential to have a significant first order impact on Barclays’ businesses included heightened political and economic risk in the UK in the backdrop of Brexit negotiations, increased geo-political risk impacting the delicately poised global economy, and a shortage of new transaction flow in Leveraged Finance underwriting driving tighter terms. Other emerging risks with potential to impact Barclays include volatility in the UK Pension scheme, UK property price stress and volatility in financial markets after a long period of quiescent asset appreciation. The Committee maintains regular oversight of exposure to the key risk themes it has identified and actions taken by Management in response.

During the year, the Committee also evaluated the financial and capital impacts of operational risk. The Committee has noted, and encouraged, the efforts by Management to improve the Risk and Control Self-Assessment programme in Operational Risk. This work is important in an environment of heightened cyber risk and increased operational complexity as the Bank implements structural reform.

As in past years, the Committee reviewed the execution by Management of material regulatory programmes and initiatives. These included the BCBS239 effort to improve the quality and reliability of data and information, and IFRS 9, a new standard for the estimation of credit impairment.

Committee performance

The performance of the Committee during 2017 was assessed as part of an internal annual Committee effectiveness review. The conclusion of my Board colleagues was that the Committee is considered to operate effectively and that the Board continues to have a high degree of confidence in the diligence and coverage of the Committee. Feedback from the review indicated that the Committee was both effective and influential in identifying areas of risk where Barclays needs to change its performance or adjust its risk profile.

One of the areas identified for improvement was to consider whether the Committee would benefit from deeper expertise by including a member with a risk function management background and we will give further consideration to this in 2018. The review also highlighted the need to ensure that the way in which the Committee works with the Board Reputation and Board Audit Committees continues to capture all significant issues effectively while minimising any overlap. I continued to work closely with my fellow Board Committee Chairmen during

22 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

2017, particularly with the Board Audit Committee Chairman in order to clarify the responsibility of each committee in relation to operational risk matters during the year which each Committee has a role in overseeing. We will work to embed this further in 2018. The Committee will also focus on ensuring there is a framework in place to ensure clear allocation of responsibilities regarding the Committee’s interaction with the risk committees of Barclays UK and Barclays International under the new Group structure.

You can read more about the outcomes of the Board effectiveness review on page 40.

Looking ahead

2018 is important for Barclays as it completes the restructuring required under the structural reform programme. As a result, the firm will have two important subsidiary legal entities in Barclays UK, the core domestic franchise in the UK, and Barclays International, the Corporate and Investment Banking and international consumer businesses of the firm. These will be in addition to the US Intermediate Holding Company, which is part of Barclays International. The Committee will pay close attention to the executive’s management of risk within and across these entities.

We expect that credit and employment conditions in the UK will continue to be uncertain, as future trade and economic arrangements with the EU take shape. In the US, the impact of the corporate tax reform on the health of companies and consumers will need assessment. Lastly, the Committee will continue to monitor the risk to Barclays from volatility in financial markets, which have experienced many years of steady asset appreciation.

Tim Breedon

Chairman, Board Risk Committee

21 February 2018

  Committee allocation of time (%)

	2017	2016
1 Risk profile/risk appetite (incl capital and liquidity management)	53	52
2 Key risk issues	26	26
3 Internal control/risk policies	12	8
4 Other (incl remuneration and governance issues)	9	14

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. Details of the skills and experience of the Committee members can be found in their biographies on pages 5 to 6.

The Committee met nine times in 2017, with two of the meetings held at Barclays’ New

York offices. The chart above shows how the Committee allocated its time during 2017. Committee meetings were attended by management, including the Group Chief

Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, Barclays Treasurer and Group General Counsel, as well as representatives from the businesses and other representatives from the Risk function. Representatives from Barclays’ external auditor, KPMG, and until March 2017, representatives from the outgoing external auditor, PwC, also attended meetings.

Member	Meetings attended/eligible to attend

Tim Breedon	9/9
Mike Ashley	9/9
Reuben Jeffery	9/9
Diane Schueneman	9/9
Matthew Lester (from 1 September 2017)	3/3
Steve Thieke (to 10 May 2017)	3/3

Committee role and responsibilities

The Committee’s main responsibilities include:

◾	reviewing and recommending to the Board the Group’s financial and operational risk appetite

◾	monitoring the Group’s financial and operational risk profile

◾	commissioning, receiving and considering reports on key financial and operational risk issues

The Committee’s terms of reference are available at
home.barclays/corporategovernance

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 23

Governance: Directors’ report

What we did in 2017

Board Risk Committee report

The Committee’s work
The significant matters addressed by the Committee during 2017 are described below:
Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Risk appetite and stress testing, i.e. the level of risk the Group chooses to take in pursuit of its business objectives, including testing whether the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress.	The risk context to Medium Term Plan (MTP), the financial parameters and constraints and mandate and scale limits for specific business risk exposures; the Group’s internal stress testing exercises, including scenario selection and financial constraints, stress testing themes and the results and implications of stress tests, including those run by the Bank of England (BoE).

◾  Assessed the risk context for the 2017 MTP, including general economic and financial conditions and how these had been reflected in planning assumptions.

◾  Debated the assumptions, parameters and results of the internal stress test of the risk appetite of the 2017 MTP.

◾  Discussed and agreed mandate and scale limits for Credit, Market and Treasury and capital risk.

◾  Evaluated the BoE annual cyclical stress test results, and the results of a stress test under the BoE biennial exploratory scenario.

◾  Observed and debated regulatory and market reaction to the publication of BoE stress test results.

◾  Considered and approved internal stress test themes and the financial constraints and scenarios for stress testing risk appetite for the 2018 MTP.

◾  Considered the Federal Reserve Board’s feedback on the US Intermediate Holding Company’s Comprehensive Capital Analysis and Review (“CCAR”) capital plan following the submission of the CCAR stress test results.

The Committee recommended the proposed risk appetite for 2017 to the Board for approval, although noted that this may need to be revisited to take account of the impact of IFRS 9 in due course. It encouraged management to make further progress on enhancing infrastructure used to conduct the internal stress test. The Committee approved the 2017 annual stress test results for submission to the BoE, including the range of management actions and overlays designed to mitigate risk impacts.

Similarly, the Committee approved the results of the stress test under the BoE biennial exploratory scenario and recommended that the results should be taken into consideration for strategy projections.

In recommending the internal stress test and risk appetite for the 2018 MTP, the Committee noted and considered that the severity of the internal stress test had been higher than normal, which provided added resilience to the various challenges for the MTP, such as macroeconomic issues.

Capital and funding, i.e. having sufficient capital and financial resources to meet the Group’s regulatory requirements and its obligations as they fall due, to maintain its credit rating, to support growth and strategic options.	The trajectory to achieving required regulatory and internal targets and capital and leverage ratios.

◾  Debated on a regular basis, capital performance against plan, tracking the capital trajectory, any challenges and opportunities and regulatory policy developments.

◾  Assessed on a regular basis, liquidity performance against both internal and regulatory requirements.

◾  Regularly monitored capital and funding requirements on a legal entity basis.

◾  Assessed the possible implications of litigation and investigations on the Group’s liquidity position, including a review of the Bank’s liquidity risk control framework.

◾  Monitored the funding risk and capital volatility associated with the Barclays pension scheme.

The Committee supported the forecast capital and funding trajectory and the actions identified by management to manage the Group’s capital position. It approved the proposed capital and liquidity processes for Barclays UK for submission to the regulator as part of its banking licence application.

The Committee considered and approved the Group capital adequacy assessment together with the methodologies and results of the reverse stress testing for the submission of the 2017 Internal Capital Adequacy Assessment Process (ICAAP) as well as the Group’s 2017 Individual Liquidity Adequacy Assessment Process (ILAAP).

Political and economic risk, i.e. the impact on the Group’s risk profile of political and economic developments and macroeconomic conditions.	The potential impact on the Group’s risk profile of political developments, such as elections in other European countries, as well as continuing to monitor the impact of the aftermath of the UK’s EU Referendum.

◾  Monitored progress on actions to mitigate the risk of the potential impact of negative interest rates in the UK on Barclays.

◾  Monitored the potential impacts of Brexit, including a “hard” Brexit.

◾  Considered trends in the UK economy, including risk of inflation amid negative real wage growth.

◾  Continued to monitor the risks relating to South Africa while Barclays still had control of Barclays Africa Group Limited (BAGL).

◾  Monitored Barclays’ exposures to certain products, and with particular focus on redenomination risk, and the risk of a single country leaving the Euro.

Following the further sell-down of the equity stake in Barclays Africa and the subsequent proportionate regulatory deconsolidation, the Committee agreed that South Africa should be removed as an ongoing risk theme, although it continued to maintain oversight of any emerging risk. It also agreed to remove negative interest rates as a key risk theme on the basis that the actions previously identified and agreed to mitigate the risk were nearing completion.

The Committee suggested that monitoring geo-political risks in Europe should be broadened to include other regions, but requested that China continue to be reported as a separate geo-political risk theme.

24 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Credit risk, i.e. the potential for financial loss if customers fail to fulfil their contractual obligations.	Conditions in the UK housing market, particularly in London and the South East; levels of UK consumer indebtedness, particularly in the context of the risk of inflation and negative real wage growth; and the performance of the UK and US Cards businesses, including levels of impairment.

◾  Continued to assess and monitor conditions in the UK property market in case of signs of stress.

◾  Evaluated how management was tracking and responding to rising levels of consumer indebtedness, particularly unsecured credit in both the UK and US.

◾  Discussed the PRA’s statement on consumer credit and unsecured lending in the UK, and considered Barclays’ response to the PRA statement.

◾  Scrutinised the performance of the UK and US Cards businesses, including the level of impairment.

◾  Reviewed and approved proposals for frameworks relating to Securities Financial Limits and Maximum Exposure Governance.

◾  Scrutinised a strategic review of business activity in the Corporate and Investment Bank (CIB).

The Committee focused on effective collections capability as an important tool of risk management.

The Committee encouraged management to carry on with its conservative approach to UK lending.

The Committee approved changes to the risk appetite levels for US Cards.

The Committee requested more granular detail of the impact of strategy changes on risk limits and oversight.

Operational risk, i.e. costs arising from human factors, inadequate processes and systems or external events.	The Group’s operational risk capital requirements and any material changes to the Group’s operational risk profile and performance of specific operational risks against agreed risk appetite.

◾  Tracked operational risk key indicators via regular reports from the Head of Operational Risk.

◾  Debated specific areas of emerging risks, including conduct risk, cyber, execution risk, technology and data, including the controls that had been put in place for managing and avoiding such risks.

The Committee focused its attention on the financial and capital impacts of operational risk. In relation to fraud, it encouraged management to further integrate strategy, models and operations.
Risk framework and governance	The frameworks, policies and talent and tools in place to support effective risk management and oversight.

◾  Monitored progress on the implementation of an enhanced modelling framework, including receiving updates from Barclays Internal Audit on findings in relation to specific modelling processes.

◾  Tracked the progress of significant risk management projects, including the progress on achieving compliance with the Basel Committee for Banking Supervision 239 (BCBS239) regulation for risk data aggregation principles as well as the roll out of the Risk and Control Self Assessment (RCSA) process across the Group. Please see the “Governance in Action” box on page 26 for further details about the Committee’s role in overseeing the RCSA process.

◾  Assessed risk management matters raised by Barclays’ regulators and the actions being taken by management to respond.

◾  Endorsed Legal risk and Model risk, as new Principal Risks under the ERMF, forming part of the Committee’s roles and responsibilities in future.

◾  Reviewed the implementation of the Enterprise Risk Management Framework during 2017 which had been designed to address feedback from the PRA following a review of the EMRF.

The Committee requested a gap analysis together with an action plan to remediate specific weaknesses identified in the internal audit in relation to modelling.

The Committee assessed during the year the Group’s risk management capability in the form of a Risk Capability Scorecard and reviewed and approved proposals for the external third party evaluation which was scheduled to be performed in early 2018.

Remuneration	The scope of any risk adjustments to be taken into account by the Board Remuneration Committee when making remuneration decisions for 2017.

◾  Debated, in a joint meeting with the Board Reputation Committee, the Risk function’s view of 2017 performance, making a recommendation to the Board Remuneration Committee on the financial and operational risk factors to be taken into account in remuneration decisions for 2017.

The Committee discussed the report of the Chief Risk Officer and considered the proposal put forward in relation to the impact of relevant risk factors in determining 2017 remuneration decisions, noting that it should also include positive events such as the 2017 Banking Standards Board report which had reported improvements on 2016.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 25

Governance: Directors’ report

What we did in 2017

Board Risk Committee report

In addition, the Committee also covered the following matters in 2017:

◾  assessed Barclays’ exposures to the leveraged finance market, general conditions in that market and approved an updated leveraged finance framework which would be submitted annually to the Committee for approval

◾  was briefed by PwC on main risk issues identified during the 2016 year-end audit, specifically impairment, post-model adjustments, forbearance control issues, key valuation judgements (including in relation to the ESHLA portfolio), and key assumptions used in the pension scheme liabilities

◾  requested and evaluated a report on partnership programmes in the US Cards business with a focus on risk profile and credit quality

◾  considered a report on the effectiveness of the Committee and any areas of the Committee’s performance that could be improved

◾  reviewed and updated its terms of reference, recommending them to the Board for approval.

Governance in Action – Risk and Control Self Assessment Programme

A key focus of the Committee in 2017 was oversight of the implementation of a revised Risk and Control Self Assessment (RCSA) programme. The RCSA enhancement programme was established as part of Barclays’ commitment to the effective management the Group’s Operational risk and extend both the scope of coverage across a wider range of risks, and also improve the granularity of management’s risk and control assessments of business processes. The programme is the firm-wide process led approach for management to identify and regularly assess material inherent risks and their associated controls, in order to mitigate these risks and reduce the likelihood and/or severity of losses to the firm from a Risk event.

In 2017, a number of pilot RCSAs were rolled out across the Group in addition to the regular RCSA process, which was also enhanced. Improvements were also made in the assessment of inherent risk values and the aggregation process for risk and control assessments across risk types. During the year, the Committee reviewed progress in terms of the RCSAs completed across the Group, and also considered the next steps in the review process and the results of the residual risk assessments. Based on the results of the pilot RCSAs undertaken, the Committee was satisfied that the process will improve management’s understanding of the risk and control environment, so they can prioritise and remediate ineffective controls where required.

Following completion of the pilot RCSA programme, the Committee considered the ways in which the RCSA programme could be enhanced for the wider implementation of the programme in 2018. The Committee considered specific revisions of the 2017

RCSA programme with the aim of:

◾  improving the identification of inherent risk, control effectiveness and residual risk by going into detail at a more granular process level

◾  increasing the degree of independent challenge provided by all three lines of defence

◾  increasing the granularity of assessments for a further set of pilot RCSAs to estimate inherent risk at activity level by risk type, together with the identification and assessment of detailed operating controls by activity and residual risk.

The Committee will continue to work with management in 2018 on further refining and enhancing the RCSA programme.

26 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2017

Board Reputation Committee report

The Committee has been well positioned during 2017, a time of significant organisational change for the Group, to ensure that our people, whether within Barclays UK, Barclays International or the Group Service Company, continue to demonstrate behaviours and conduct that are consistent with the Barclays Values.

Dear Fellow Shareholders

This is my second report to you as Chairman of the Board Reputation Committee. At the conclusion of my last report I commented that the Committee, by way of its membership, executive engagement and reporting processes, had built a strong foundation on which to base its future operations and drive Barclays to be a governance leader in conduct, culture and reputation matters. This strong foundation has ensured that the Committee has been well positioned during 2017, a time of significant organisational change for the Group, to ensure that our people, whether within Barclays UK, Barclays International or the Group Service Company, continue to demonstrate behaviours and conduct that are consistent with the Barclays Values.

On two occasions during 2017 the Committee extended an invite to representatives of the Banking Standards Board (BSB) to present and discuss the outcomes of their 2016 and 2017 assessments of Barclays. As an independent third party with insights across the banking industry as a whole, the Committee attaches significant value to the insights offered by the BSB and I would like to extend my personal thanks to Dame Colette Bowe and her team at the BSB for their continuing work to promote the highest standards of behaviour in UK banking and restore public trust in the sector. We were encouraged to hear that the results had generally improved between 2016 and 2017 and were particularly pleased to see how strongly the Barclays Values still resonate with our colleagues. The Committee also carefully considered the BSB’s feedback on results relating to colleague resilience and you will find an outline of our discussion on colleague well-being on page 29.

One of the key challenges faced by the Committee is how to maintain oversight of Group Conduct and Culture matters as a whole, without overlooking the cultural differences that, naturally and quite rightly, exist between our different operating businesses and support functions. During the year the Committee actively discussed this challenge and, in an attempt to address this, I rebalanced the Committee’s agenda by introducing business and functional “Deep Dive” sessions into each meeting. The Deep Dives allow the Committee to understand the conduct, culture and customer satisfaction issues being faced in specific areas of the business and the actions undertaken to address them. Whilst consideration of our well-refined dashboards and Reputation risk reports ensure that Group-level metrics, challenges and initiatives remain clearly visible and subject to Committee consideration and challenge. You can read about some of the Deep Dives undertaken by the Committee during 2017 on the following pages.

A significant output from the Committee during 2017 resulted from discussions around Barclays’ historic commitments to the financing of certain fossil fuels projects, which resulted in a decision to develop a more proactive approach to the management of sustainability issues across the Barclays business. I would encourage you to refer to the Governance in Action box on page 32 for further details on this initiative.

Committee performance

Through the process of the annual Board effectiveness review, which confirmed the continued effectiveness of the Committee, the ongoing evolution of the Committee’s role and the increased impact that it had during the last year was clearly acknowledged. An area that the review identified for further consideration was the continued oversight of Conduct and Reputation risk matters in the post-structural reform corporate structure, which I will ensure is addressed by the Committee ahead of April 2018.

Looking ahead

Finally, I would like to record my thanks to Mike Roemer, who stepped down as Group Chief Compliance Officer in October 2017, for his outstanding contribution to the work of the Committee during his tenure in that role. I would also like to thank Diane de Saint Victor, who stepped down from the Committee on her retirement from the Board in May 2017. I look forward to working with our new Committee member, Mike Turner and, subject to regulatory approval, our new Group Chief Compliance Officer, Laura Padovani, as we continue to support the delivery of the Board’s collective vision of the Barclays Values.

Sir Gerry Grimstone

Chairman, Board Reputation Committee

21 February 2018

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 27

Governance: Directors’ report

What we did in 2017

Board Reputation Committee report

  Committee allocation of time (%)

	2017	2016*
1 Conduct and compliance	36%	33%
2 Culture	20%	21%
3 Customer satisfaction	14%	6%
4 Citizenship	16%	13%
5 Brand & other Reputation risk	14%	27%
* 2016 figures have been rebased according to the significant matters considered by the Committee in 2017.

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. During 2017, Diane de Saint Victor stepped down from the Committee and the Barclays Board with effect from 10 May 2017.

The Committee met four times during 2017 and the chart to the left shows how it allocated its time. Committee meetings were attended by representatives from management, including the Group Chief Executive, Chief Compliance Officer, Chief Internal Auditor, Chief Risk Officer, Group General Counsel, Group Chief of Staff, Group HR Director and the Heads of Corporate Communications, Citizenship and Reputation, as well as senior representatives from the businesses and other functions. A representative from KPMG, Barclays’ external auditor, attended each Committee meeting during the year and representatives from the BSB attended two meetings during 2017.

Member	Meetings attended/eligible to attend
Sir Gerry Grimstone	4/4
Mike Ashley	4/4
Mary Francis	4/4
Dambisa Moyo	4/4
Diane de Saint Victor (to 10 May 2017)	1/1

Committee role and responsibilities

The principal purpose of the Committee is to:

◾	support the Board in promoting its collective vision of Barclays’ purpose, values, culture and behaviours

◾	ensure, on behalf of the Board, the efficiency of the processes for identification and management of Conduct and Reputation risk

◾	oversee Barclays’ conduct in relation to its corporate and societal obligations, including setting the guidance, direction and policies for Barclays’ approach to customer and regulatory matters and Barclays’ Citizenship Strategy, including advising the Board and management on these matters.

The Committee’s terms of reference are available at
home.barclays/corporategovernance

The Committee’s work
The significant matters addressed by the Committee during 2017 are described below:
Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Conduct risk	Monitoring the risks that can arise from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

◾  Discussed updates from management on Conduct risk and considered performance against Conduct risk indicators at each meeting.

◾  Discussed the specific Conduct risks associated with certain business areas and the status of initiatives in place to address those risks and further strengthen the culture of the business.

◾  Received reports from Barclays Internal Audit (BIA) in respect of internal audit activities on conduct risk management matters, including details of any unsatisfactory audit reports and remediation steps identified.

◾  Discussed and approved the Conduct Risk Framework, with Conduct risk having been identified as a Principal Risk under the Barclays Enterprise Risk Management Framework (ERMF).

◾  Received forward looking information on regulatory developments, including the issuance of new consultations by regulators, that might have a Conduct risk impact on Barclays in the future.

◾  Approved the annual Compliance Plan.

◾  Considered and approved the proposed methodology for calculating Conduct risk adjustments to incentive pools.

In line with its re-categorisation under the ERMF, the Committee adopted Board-level oversight of financial crime risk and conducted a Deep Dive into this area. The Conduct dashboard report was updated to include financial crime information and metrics, and the Committee was encouraged by management’s open and transparent approach to engaging with regulators on financial crime matters.

The Committee considered the differing regulatory requirements placed on the UK and US Cards businesses and have suggested that a “Barclays view” should overlay the requirements of local regulations to ensure that all retail facing businesses within the Group operate within a framework that prioritises the concept of “Treating Customers Fairly”.

During discussion of the realignment of businesses between Barclays UK and Barclays International, the Committee encouraged management to take advantage of opportunities presented by structural reform to address some areas of Conduct risk by harmonising policies and operations, in areas such as collections and affordability assessments.

The Committee considered an update from BIA on the use of Conduct risk information by legal entities within the Group and their assessment of reporting mechanisms and the escalation of issues up the organisational hierarchy.

28 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Cultural progress	Reviewing management’s progress on embedding a values-based culture across the organisation.

◾  Debated culture dashboards presented at each meeting and the progress being made to embed cultural change across Barclays globally.

◾  Received regular updates on colleague engagement metrics and the results of employee YourView surveys and considered proposed changes to the YourView methodology.

◾  Approved the adaption of the Culture dashboard to include the monitoring of cultural attributes across the firm.

◾  Considered and discussed with representatives of the BSB the results of their 2016 and 2017 Annual Reviews of Barclays.

◾  Considered a Deep Dive analysis on culture within Barclaycard UK, including the process and challenges of integrating the UK Cards business into Barclays UK.

◾  Considered feedback from the FCA on the Conduct and Culture dashboards.

◾  Received information on management’s initiatives to improve colleague well-being and resilience, including actively encouraging employees to work dynamically and providing a supportive environment in which colleagues feel able to talk about the impacts of stress and mental health concerns.

◾  Considered draft disclosures on the Gender Pay Gap within the Group and industry comparators.

Through consideration of the Culture dashboards and YourView results, the Committee was encouraged by the consistently strong sustainable engagement scores achieved throughout 2017. Improvements have been made in the area of colleague enablement, however the Committee appreciated management’s acknowledgement that further improvement is still required in this area, notably in terms of reducing perceived bureaucracy throughout the organisation.

The Committee discussed the importance of a culture in which colleagues feel able to speak up and raise concerns. Particular attention has been paid to whistleblowing metrics throughout the year and, on recommendation of the Committee, the YourView survey system now contains a direct link to Barclays’ whistleblowing resources with the intention of further encouraging and supporting employees to report instances of unethical or inappropriate behaviour.

Additional and more detailed information is becoming available to the Committee, by way of reporting on cultural attributes, on what employees perceive to be the most prevalent facets of Barclays’ organisational culture. It is intended that this information be used to monitor attainment of a set of desired attributes and facilitate further discussion and action in order to achieve this.

By way of discussion of the FCA’s feedback on Barclays’ dashboards, the Committee acknowledged that the dashboards are just one of a number of key management information tools used to set its agenda and facilitate an ongoing discussion with management on culture which leads, in some cases, to deliberate actions being taken by the Group and business executive committees.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 29

Governance: Directors’ report

What we did in 2017

Board Reputation Committee report

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Customer satisfaction	Ensuring fair outcomes for customers by monitoring complaints volumes, the standard and quality of complaints handling processes and other relevant metrics.

◾  Debated complaints dashboards and performance against key indicators at each meeting.

◾  Gave consideration to the impact that matters, such as an effective communication channel, have on customer complaints volumes.

◾  Considered the quality of the processes in place to address and resolve customer complaints.

◾  Monitored trends in the underlying causes of complaints and considered forward looking analysis to identify events (both industry wide and Barclays-specific) which could influence the volume and timings of complaints.

◾  Considered the differing complaints profiles of the Barclays UK and Barclays International businesses and the actions being undertaken to positively improve the customer journey by utilising complaints management information (MI).

◾  Requested further insight into the first line management of customer complaints and conducted a Deep Dive into Barclays UK’s complaints handling processes (Barclays UK receives the majority of Barclays’ customer complaints given its retail focus).

◾  Requested additional Deep Dives on areas of the Barclays International business that have a retail customer base and considered the complaints profiles of those businesses.

◾  Considered the progress being made by relevant businesses to improve their respective net promoter score (NPS).

The Committee was pleased to see a general downward trend in the number of complaints received by Barclays during 2017.

While the Committee still receives a Group-wide report on complaints, underlying reporting has been refined in line with organisational changes to ensure the Committee receives a clear view on the complaints metrics of Barclays UK and Barclays International respectively. The Committee made recommendations to management, in the context of the structural reform programme, in respect of ensuring a consistent “Barclays” customer experience is received by retail clients whether they are being serviced by Barclays UK or Barclays International.

The Committee developed its understanding of how complaints MI is mapped by Barclays UK in order to identify root causes and received information on the strategic initiatives being undertaken to address them. The Committee’s Deep Dive also led to further refinement of the Barclays UK Complaints dashboards to include complaints volumes by channel. The analysis of the data revealed a high level of customer satisfaction with Barclays’ online bank offering.

The Committee was pleased to see an increase in Barclays UK’s NPS during the course of 2017 and support management’s objective of further increasing NPS to ensure Barclays UK remains competitive against challenger and start-up banks.

In relation to Barclays International’s business areas, the Committee was encouraged to hear that complaints volumes were at an all-time low within Barclaycard US (BCUS) but noted management’s desire to improve the business’s net promoter score against key US competitors. The Committee also considered the approach being taken by Barclays Partner Finance (BPF) to identify potential areas of future complaints and proactively reaching out to customers to resolve issues before complaints arise.

30 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Citizenship	Monitoring progress against the Shared Growth Ambition (Barclays’ Citizenship Plan for 2016-2018) and the effectiveness of policy statements on Citizenship matters.

◾  Considered the Citizenship dashboards presented at each meeting and assessed status updates on the Shared Growth Ambition.

◾  Reviewed Barclays’ ratings and relative peer ranking in external Environment, Social, Governance (ESG) benchmarks and tracked external perceptions on Citizenship through stakeholder and media analysis.

◾  Received information on new Citizenship initiatives such as the #Digisafe campaign which aims to educate individuals to better protect themselves against digital fraud.

◾  Received an update from Barclays’ Global Head of Financial Crime in respect of the function’s development of intelligenceled initiatives to combat fraud.

◾  Reviewed and recommended the approval of Barclays’ statement on modern slavery.

The Committee was very pleased to see that Citizenship metrics demonstrate a high level of colleague pride in the contribution Barclays makes to the community and society.

The Committee is very encouraged by management’s decision to dedicate resource to financial crime, skills and employability and digital empowerment initiatives that provide benefits not only to Barclays and its customers, but to the banking industry and UK population more generally.

Reputation and brand	Ensuring that the Barclays brand is proactively managed and Reputation risks and issues are identified and managed appropriately.

◾  Reviewed Reputation risk updates from management, receiving specific information on those issues deemed to constitute the most significant Reputation risks and issues in each quarter.

◾  Regularly evaluated the measures being taken to enhance the Barclays brand and to understand, and propose action to improve, where appropriate, external perceptions of the Bank.

◾  Considered whether the process for identifying, managing and overseeing Reputation risk was functioning effectively.

The Committee approved the Reputation Risk Framework, confirming that Reputation risk is now a Principal Risk under the ERMF. Significant discussion also took place in respect of the correlation between cultural indicators, conduct outcomes and Reputation risk.

The Committee requested further refinement of the Reputation risk reporting received to include sentiment analysis of media coverage and metrics on Barclays’ social media presence.

The Corporate Relations priorities for 2017 were pre-approved by the Committee and fulfilment of those priorities kept under review throughout the year. This process improved management’s ability to more effectively understand and monitor external perceptions of Barclays among key stakeholders.

The Committee requested that management undertake work to further refine the components of Reputation risk, clarify the process for identifying risks, enhance management oversight and give consideration to how the overall process can be better communicated.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 31

Governance: Directors’ report

What we did in 2017

Board Reputation Committee report

The Committee also covered the following matters:

◾ received a report on management’s annual review of the effectiveness of compliance with the Volcker Rule (restrictions on proprietary trading and certain fund investments by banks operating in the US)

◾ received a report from management on Barclays’ Swap Dealer Annual Compliance Report

◾ discussed the outcome of an externally facilitated review on Barclays compliance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and its comparative performance against its peers.

◾ approved, from a Reputation risk perspective, a proposal to restructure certain intra-group shareholdings and enhance capital utilisations

◾ assessed and discussed a report on the Committee’s performance

◾ reviewed and updated its terms of reference.

Governance in Action – Responding to Stakeholder Concerns

During the year, the Committee gave consideration to Barclays’ exposure to environmental, social and sustainability matters through its business relationships and challenged management to establish a more formal and proactive approach to documenting policy positions and guidelines in relevant sectors.

In response to recommendations from the Committee, management commenced work to review Barclays’ involvement and practices in certain ‘sensitive sectors’ and is in the process of drawing up proposals for sector-specific policies that will articulate the forward looking intentions of Barclays in these areas. The Committee will be reviewing and approving these policies during 2018 and look forward to reporting on their content and implementation in next year’s Annual Report.

The Committee considers that the establishment of sector-specific policies and guidelines will be a significant step in further enhancing the role that Barclays plays in the wider business community and believe they will improve the quality of the Company’s future reporting on climate change and other matters of social and environmental interest.

Read more about Barclays’ risk management on pages 77 to 78 and in our Pillar 3 Report, which is available online at barclays.com/annualreport

32 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2017

Board Nominations Committee report

In 2017 we made significant progress towards our new Group governance structure in preparation for structural reform and the stand up of our ring-fenced bank in 2018, with appointments having been made to both the Barclays UK and Barclays International divisional boards.

Dear Fellow Shareholders

In 2017 we made significant progress towards our new Group governance structure in preparation for structural reform and the stand up of our ring-fenced bank in 2018, with appointments having been made to both the Barclays UK and Barclays International divisional boards. We are delighted to welcome the new directors to those boards, led by Sir Gerry Grimstone as Chairman of Barclays International (subject to regulatory approval) and Sir Ian Cheshire as Chairman of Barclays UK (which will become our ring-fenced bank). We continued to refine the details of how the Group Board will interact with those boards and the boards of our other strategically significant subsidiaries, building on the Governance Guiding Principles created in 2016. We look forward to working collaboratively with them to ensure that the roles and responsibilities of each board are clear, while providing effective governance of the Group and protection of shareholder interests.

In view of the significant changes to our Group corporate structure, and always bearing in mind the long term strategy of the Group, the Committee continues to regularly consider our Board composition and succession plans, ensuring it comprises the right balance of diversity, skills and experience to provide the strategic oversight needed to steer the business of the Group. We conducted searches for non-executive Directors in 2017 and were pleased to appoint Matthew Lester and Mike Turner CBE to the Board, in addition to the appointment of Sir Ian Cheshire. Matthew, Mike and Sir Ian each bring with them significant board-level experience and you can find out more about their background and relevant skills and experience that they bring to the Board in their profiles on pages 5 to 6.

I have previously emphasised that it is a key part of our role to be satisfied that there are proper processes in place for executive succession, and this continues to remain another key consideration of the Committee. We closely monitored the status and progress of the Barclays Talent and Succession strategy, providing input and guidance to management to ensure we attract and retain the best talent for the Group. As a Committee, we also discuss ways in which we can develop and nurture high performing individuals within senior management to strengthen our succession pipeline, including the use of ex officio posts to relevant executive committees to give those individuals exposure to Group matters and leadership.

Our people are the driving force in sustaining our business and we firmly believe in the benefits of having a diverse workforce. I am proud to see the number and variety of diversity and inclusion initiatives we have at Barclays to develop and support colleagues, and ultimately to encourage them to grow their careers with us. While we recognise that diversity is not only about gender, it is nevertheless an important element of diversity and we have set ourselves a target of 33% female representation on the Board by 2020, which as a Board we remain committed to achieving. Please see page 37 for further information about our approach to diversity at both Board and Group Executive Committee levels.

Committee performance

The performance of the Committee was assessed as part of the annual Board effectiveness review and I am pleased to report that the results show that it is performing effectively, with the role and responsibilities of the Committee clear and well understood. One area identified for consideration is that the Committee should be mindful of ensuring that all non-executive Directors receive the same flow of information in relation to decisions and discussions by the Committee, which I will address in my updates to the Board as Chairman of the Board Nominations Committee, and outside of scheduled Board meetings to the extent appropriate. The report on the Board effectiveness review can be found on page 36.

Looking ahead

In 2018 we look forward to the execution of our new Group structure and to the implementation of robust processes providing clear, consistent and effective corporate governance for the Group post-structural reform. Throughout this period of change, the Committee will continue to ensure that we have the right people leading the strategic direction of Barclays, motivating colleagues and sustaining our business over the long term.

John McFarlane

Chairman, Board Nominations Committee

21 February 2018

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 33

Governance: Directors’ report

What we did in 2017

Board Nominations Committee report

  Committee allocation of time (%)

	2017	2016
1 Corporate governance matters	8	20
2 Board and Committee composition	42	36
3 Succession planning and talent	33	31
4 Board effectiveness	11	8
5 Other	6	5

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. John McFarlane, as Chairman of the Board, is also Chairman of the Committee. Mike Ashley, Tim Breedon, Crawford Gillies, and Sir Gerry Grimstone, being the Chairmen of each of the other Board Committees, and Sir Ian Cheshire (as Chairman of Barclays UK) and Reuben

Jeffery III, are also members of the Committee. Details of the skills and experience of the Committee members can be found in their biographies on pages 5 and 6.

During 2017 there were three meetings of the Committee, including one held at Barclays’ New York offices. Attendance by members at Committee meetings is shown below and the chart to the left shows how the Committee allocated its time. Committee meetings were attended by the Group Chief Executive, with the Group HR Director, the Head of Talent, and the Global Head of Diversity and Inclusion attending as appropriate.

Member	Meetings attended/eligible to attend
John McFarlane	3/3
Mike Ashley	3/3
Tim Breedon	3/3
Crawford Gillies	3/3
Sir Gerry Grimstone	3/3
Reuben Jeffery III	3/3
Sir Ian Cheshire (from 9 May 2017)	0/1	*

*	Sir Ian Cheshire did not attend owing to prior commitments, but his views and comments were made available to, and considered by, the Committee.

Committee role and responsibilities

The principal purpose of the Committee is to:

◾	support and advise the Board in ensuring that the composition of the Board and its Committees is appropriate and enables them to function effectively

◾	examine the skills, experience and diversity on the Board and plan succession for key Board appointments, planning ahead to deal with upcoming retirements and to fill any expected skills gaps

◾	provide Board-level oversight of the Group’s talent management programme and diversity and inclusion initiatives

◾	agree the annual Board effectiveness review process and monitor the progress of any actions arising

◾	ensure the Board has appropriate corporate governance standards and practices in place and keep these under review to ensure they are consistent with best practice.

The Committee’s terms of reference are available at

home.barclays/corporategovernance

The Committee’s work

The significant matters addressed by the Committee during 2017 are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Board and Board Committee composition	The membership of the Barclays PLC Board and the current and future composition of the Board and its Committees.

◾  Reviewed the Board skills matrix and discussed the key skills and experience needed on the Board in the context of future strategic direction, including any areas requiring strengthening for skills and succession and conducted a search for non-executive Directors.

◾  Considered the skills and composition of the Board in a post-structural reform environment.

◾  Reviewed the membership, size and composition of Board Committees.

The Committee identified the need to appoint an additional non-executive Director with chairman or CEO experience to add further depth to the Board.

During the year it recommended for appointment to the Board Mike Turner CBE, Sir Ian Cheshire (brought on as Chairman of Barclays UK) and Matthew Lester (following the Committee’s previous recommendation of an additional non-executive Director with accounting and auditing experience). The Committee agreed that a search would be conducted for an additional female non-executive Director to promote diversity of gender on the Board and in recognition of the Board’s commitment to achieving 33% female representation on the Board by 2020.

The Committee agreed to review the role, purpose and composition of the Group Board once the Barclays UK and Barclays International Boards were fully constituted and operational as divisional boards. It noted that changes to Board Committee membership may take place once those boards, as well as the Group Service Company board, were operational so that a holistic view can be taken on appropriate memberships and cross-memberships of boards and committees.

Please refer to page 35 for more details of the Board’s approach to the recruitment of new Directors.

34 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Board composition of Barclays UK and Barclays International in preparation for the legal entity stand up in 2018 under the structural reform programme	The composition of the Barclays UK and Barclays International divisional boards.

◾  Considered the board skills matrix for Barclays UK and Barclays International.

◾  Considered updates on the establishment of boards of Barclays UK and Barclays International and discussed the suitability of potential candidates identified to join those boards.

The Committee, in reviewing the skills matrices for Barclays UK and Barclays International following appointments to those boards, is of the view that there do not appear to be any skills gaps across the two boards, subject to the recruitment of a non-executive Director with retail banking experience to the Barclays UK board. It discussed opportunities for interaction between the Barclays PLC, Barclays UK and Barclays International boards and agreed to consider opportunities for engagement at board and committee level going forward.

Executive succession planning and talent management	Succession planning and talent management at Group Executive Committee level.

◾  Considered updates on, and progress being made against, Barclays’ Talent and Succession strategy, including monitoring diversity within the talent pipeline.

◾  Discussed updates from the Group HR Director on Group Executive Committee succession plans, including assessing emergency cover, the existing talent pipeline and any potential gaps.

◾  Considered individuals identified as potential Group Executive Committee successors and discussed next steps for their development.

◾  Considered the succession plans for the most critical business unit and functional roles and discussed how to develop the high performing individuals identified.

The Committee welcomed the progress made in the Group Executive Committee succession planning, but noted that there was further work to be done in ensuring we are able to recruit and retain the best talent for the Group. It noted that the boards of Barclays UK and Barclays International, once established, would be able to take a more granular view of succession to some of the roles. The Committee also discussed the use of ex officio posts to both the Group Executive Committee and business executive committees to give senior individuals exposure to Group matters as a further way of developing those individuals to ensure a healthy pool of potential candidates in the succession pipeline.

In addition, the Committee covered the following matters:

◾	considered the results of, and the action plan in respect of, the 2016 Board effectiveness review and the process for the 2017 Board and Committee effectiveness review

◾	reviewed and confirmed the effectiveness of the processes for authorising Directors’ conflicts of interests and Directors’ induction and training

◾	considered a report on the effectiveness of the Committee

◾	reviewed the Committee’s terms of reference.

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

The Committee frequently considers a skills matrix for the Board, which identifies the core competencies, skills, diversity and experience required for the Board to deliver its strategic aims and govern the Group effectively. Certain attributes identified in the skills matrix have a target weighting attached to them and these are regularly updated over time to reflect the needs of the Group. The Committee reviews the skills matrix when considering a new appointment to the Board, as well as reviewing the current and expected Board and Board Committee composition. This helps to determine a timeline for proposed appointments to the Board.

When recruiting a new non-executive Director, the specific skills that are needed are identified, for example, an individual with international experience, or recent history serving on a particular board committee. The Charter of Expectations contains the key competencies and skills expected of non-executive Directors, and these, in addition to other details such as expected time commitment, will be included in an individual specification. The Committee as a whole then considers curriculum vitae and references for potential candidates. Any candidates who are shortlisted will be interviewed by members of the Committee and, if applicable, key shareholders and Barclays’ regulators may be asked to provide feedback on the proposed appointment. The Board is updated on the progress of the recruitment and interview process, and any feedback from the interviews is provided to the Board alongside a recommendation for appointment.

Executive search firms Egon Zehnder and Buchanan Harvey were instructed to assist with the search for non-executive Directors during 2017. Neither firm has any other connection to Barclays, other than to provide recruitment services. Open advertising for

Group Board positions was not used in 2017, as the Committee believes that targeted recruitment is the optimal way of recruiting for Board positions. Both of the firms used for non-executive Director recruitment have signed up to the Voluntary Code of Conduct for Executive Search Firms, which include measures designed to improve gender diversity on boards.

In 2017, Barclays announced the appointments of Sir Ian Cheshire, Matthew Lester and Mike Turner CBE as non-executive Directors, with each Director bringing specific skills and experience to fill the role previously identified by the Committee as well as all having extensive board-level experience (see pages 5 to 6 for details of each Director’s experience and background). Diane de Saint Victor and Steve Thieke both stood down from the Board with effect from the end of the 2017 AGM.

The Directors in office at the end of 2017 were subject to an effectiveness review, as described on page 36. Based on the results of the review the Board accepted the view of the Committee that each Director proposed for election or re-election continues to be effective and that they each demonstrated the level of commitment required in connection with their role on the Board and the needs of the business.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 35

Governance: Directors’ report

What we did in 2017

Board Nominations Committee report

Review of Board and Board Committee effectiveness

Process

Each year, an evaluation is conducted on the effectiveness of the Board, the Board Committees and individual Directors. Full external evaluations of Board effectiveness have been undertaken in the past two years. In view of the impending new Group corporate structure, following which another external evaluation will be carried out once the structure has had time to settle, the Board decided to focus this year’s review on individual Director performance to monitor the Board’s progress and to inform the agenda of the next full external review process.

Independent Board Evaluation facilitated the effectiveness review for 2016 and was engaged again to conduct the 2017 Board review, also again led by Ffion Hague. Independent Board Evaluation is an independent external consultancy with no other connection to Barclays. Consistent with previous years, Ffion Hague carried out interviews with the Directors to obtain feedback on the effectiveness of the Board throughout 2017.

Independent Board Evaluation issued a report to the Board on the findings of the effectiveness review. In addition, the Chairman was provided with a report and feedback on the performance of each of the

Directors, and the Senior Independent Director received a report on the Chairman.

Following consideration of the findings of the 2017 Board and Committee effectiveness reviews, the Directors remain satisfied that the Board and each of the Board Committees are operating effectively.

Outcomes of 2017 review

Board performance is considered to be improving, with more effective and insightful questions being asked in Board debates and a better balance being struck between support and challenge. In particular, the Directors were positive about:

◾	the preparations for structural reform

◾	project execution, such as the remediation of control issues and preparations for Brexit

◾	the recruitment of high quality new Board members and members for the boards of Barclays UK and Barclays International.

The Directors were also pleased with progress on strengthening the senior executive team and deepening relationships between Directors and key executives. The executive team feels well supported by the Board and is grateful for that support.

Business performance is a concern for Board members, and the Board is focused on improving this within the Group. This will be a particular area of focus in 2018. The restructuring of the Group in April 2018 is also a significant focus for the Group and regarded as a major challenge. The Board is cognisant of the challenges of ensuring the new Group corporate structure is effective and efficient, and is conscious of the need to maintain good governance overall and minimise duplication. The interaction between the Group Board and the boards of our strategically significant subsidiaries will be closely monitored and thought will be given to identifying opportunities for engagement with subsidiary board members to develop and maintain a good working relationship. The impact of the new structure on Board work and governance will be a key area of review for the 2018 external evaluation of the Board.

Committee effectiveness

The 2017 Board Committee effectiveness review was carried out internally, led by the Company Secretary. A questionnaire was circulated to all Committee members with a report of the findings of the effectiveness review provided to the Chair of each Committee as well as an update to the Board. The conclusion from the Committee reviews is that the Committees are working well, and you can read more about the findings for each Board Committee within each Committee Chairman’s letter.

Progress against 2016 findings

Following the 2016 Board effectiveness review facilitated by Independent Board Evaluation, a number of findings were identified and the summary below sets out the Board’s progress against those actions in 2017.

	2016 findings	Actions taken/findings in 2017

Board priorities

Create regular broad-based risk oversight Board sessions to allow Directors to look across the risk spectrum.

Schedule a debate on the role of the Board and non-executive Directors and link the conclusions to revised Board objectives to help focus the Board’s agenda.

Time was scheduled for free-ranging discussion around risk, strategy and the Bank’s long term plan during the Board’s annual strategy session.

The review reported that Board discussion was more focused and struck a balance between support and challenge.

Board/executive relationship	Positive and constructive relations between the Board and the new management team were reported.	The review found that the relationship between the Board and executive management deepened during 2017, with executive management feeling well supported.
Optimise communication and collaboration[a]

Continue to optimise the information flow between Directors in the run-up to structural reform in 2018.

Consider agreeing common values for the Group and the banking subsidiary boards in the new structure.

The Chairman continued to hold meetings with non-executive Directors ahead of Board meetings to brief them on current issues.

Further principles and practices were developed for interaction between the Board and the boards of Barclays UK and Barclays International, building on the Governance Guiding principles created in 2016.

Board appointment process

Continue to refine the Board skills matrix to ensure it aligns with the Group’s strategy and informs the succession plan for key Board roles. Implement more regular reporting to the Board on potential non-executive Directors under consideration.

The Board skills matrix and succession plan were kept under review, with separate skills matrices established for the Barclays UK and Barclays International boards. Board members were updated on recruitment progress and details of potential candidates.

Director induction	Continue to enhance the Director induction process with a focus on providing broader governance training to anyone who has not previously served on a UK PLC board.

The induction programme was reviewed to factor in tailored governance training for new Directors and was extended also to directors of Barclays UK, Barclays International and the Group Service Company.

Reporting to the Board[b]	Review reporting arrangements on strategy implementation and review the KPIs or dashboard reports for key initiatives.

The form and content of reporting to the Board was reviewed and refreshed by management to ensure that the Board is provided with appropriate management information on strategy and execution priorities.

Notes

a  In 2016 this finding was named “Greater awareness of Board Committee work”.

b  In 2016 this finding was named “Dealing more strategically with global regulation”.

36 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Diversity on the Board and Group Executive Committee

The Board continues to have regard to the Hampton-Alexander Review recommendations to improve gender diversity among FTSE leadership teams and the Parker Review recommendations on the ethnic diversity of UK boards.

The Committee recognises the importance of ensuring that there is broad diversity inclusive of, but not limited to, gender, ethnicity, geography and business experience on the Board, while continuing to recommend all appointments based on merit in the context of the skills and experience required. Barclays’ approach to Board diversity is set out in full in the Board Diversity Policy, which can be found online at home.barclays/corporategovernance. Our Board Diversity Policy recognises that a truly diverse Board will include and make good use of the differences in skills, experience, background, race, gender and other distinctions brought by each Director, with such differences

With regard to ethnic diversity, the Board considers that Barclays is currently well-positioned in terms of representation at Board level and also at Group Executive Committee level when taking into account the Parker Review definition (being “individuals of Black, East Asian, Latin American, Middle Eastern or South Asian ethno-cultural backgrounds”). The Board will continue to monitor the overall diversity of our leadership pipeline to ensure we are attracting the broadest spectrum of leaders to Barclays.

During 2017, the Committee received regular updates from the Global Head of Diversity and Inclusion covering the full spectrum of Barclays’ diversity and inclusion agenda, including the actions being taken regarding dynamic working, colleague inclusion, workforce diversity, mental health awareness and social mobility. The Committee is pleased with the progress being made and discussed ways in which inclusion might be tracked. Management is continuing to work on drawing together indicators across the Group to develop a metric to measure progress on inclusion.

being considered in determining the optimum composition of the Board. When executive search firms are engaged to assist with the recruitment of a new Director, diversity is identified as a key factor. In addition, the external Board evaluation considered diversity when assessing the effectiveness of the Board. The Barclays Board target of 33% female representation among Directors by 2020 is formally reflected in the Board Diversity Policy as well as being noted in the Board skills matrix. Noting the current gender diversity balance on the Board, and as mentioned earlier in this report, the Committee has commissioned the recruitment of a further female non-executive Director to strengthen the diversity of gender on the Board. Further details about the current diversity balance of the Board can be found on page 4.

The Committee is also mindful of the current gender diversity balance of the Group Executive Committee, but is satisfied with the overall level of diversity across that Committee standing at 33% and with the percentage of women among the direct reports of Group Executive Committee members strengthening our succession pipeline. Further, Barclays is committed to achieving 33% female representation among the Group Executive Committee and their direct reports by 2020, and is currently reporting 25% female representation among this population. In 2017, the Group Executive Committee continued the initiative introduced by the Group Chief Executive in 2016 of having one ex-officio position on the Committee to broaden the scope of perspectives and contributions made, with each appointee serving for a four-month rotation.

Further details about the current diversity balance of the Board can be found on page 4. More details on Barclays diversity and inclusion strategy and the progress made can be found on page 47.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 37

Governance: Directors’ report

How we comply

Leadership

As highlighted earlier in this report, the Board of Directors is responsible for promoting the highest standards of corporate governance in Barclays. We act in a way that we consider promotes the success of Barclays for the benefit of shareholders as a whole, and are accountable to the shareholders for creating and delivering sustainable value. We are responsible for setting strategy and overseeing its implementation, and also ensuring that management maintains an effective system of internal control.

For further information about the role of the Board and its responsibilities, together with the Board governance framework, please see page 8.

Roles on the Board

Executive and non-executive Directors share the same duties and are subject to the same constraints. However, in line with the principles of the Code, a clear division of responsibilities has been established. The Chairman is responsible for leading and managing the work of the Board, while responsibility for the day-to-day management of Barclays has been delegated to the Group

Chief Executive. The Group Chief Executive is supported in this role by the Group Executive Committee. Further information on membership of the Group Executive Committee can be found on page 7.

As a Board we have set out our expectations of each Director in Barclays’ Charter of Expectations. This includes role profiles and the behaviours and competencies required for each role on the Board, namely the Chairman, Deputy Chairman, Senior Independent Director, non-executive Directors, executive Directors and Committee Chairmen. The Charter of Expectations is reviewed annually to ensure it remains relevant and up-to-date. It is published on home.barclays/corporategovernance to ensure that there is complete transparency of the standards we set for ourselves.

Attendance

As members of the Board of Directors we are expected to attend every Board meeting. In 2017, we attended both scheduled and additional Board meetings, as recorded in the table below. The Chairman met privately with the non-executive Directors ahead of each scheduled Board meeting, and if, owing to exceptional circumstances, a Director was not able to attend a Board meeting they ensured that their views were made known to the Chairman in advance of the meeting.

Board Attendance	Independent	Scheduled Meetings eligible to attend	Scheduled Meetings attended	% attendance	Additional Meetings eligible to attend	Additional meetings attended	% attendance

Group Chairman
John McFarlane	On appointment	8	8	100	7	7	100

Executive Directors
Tushar Morzaria	Executive Director	8	8	100	4	4	100
Jes Staley	Executive Director	8	8	100	4	4	100

Non-executive Directors
Mike Ashley	Independent	8	8	100	7	7	100
Tim Breedon	Independent	8	8	100	7	6	86
Sir Ian Cheshire	Independent	6	5	83	4	4	100
Mary Francis	Independent	8	8	100	7	7	100
Crawford Gillies	Independent	8	7	88	7	7	100
Sir Gerry Grimstone	Senior Independent Director	8	8	100	7	7	100
Reuben Jeffery III	Independent	8	8	100	7	7	100
Matthew Lester	Independent	3	3	100	1	1	100
Dambisa Moyo	Independent	8	7	88	7	7	100
Diane Schueneman	Independent	8	8	100	7	7	100
Mike Turner CBE[a]	Independent	-	-	n/a	–	–	n/a

Former Directors
Diane de Saint Victor	Independent	3	3	100	3	3	100
Steve Thieke	Independent	3	3	100	3	3	100

Secretary
Stephen Shapiro		2	2	100	–	–	n/a

Former Secretaries
Lawrence Dickinson		1	1	100	1	1	100
Claire Davies		5	5	100	6	6	100

Note

a Mike Turner CBE joined the Board with effect from 1 January 2018. As part of his induction programme, he attended the December 2017 board meeting.

38 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Board Committee cross-membership

The table below shows the number of cross-memberships of our non-executive Directors across our Board Committees.

	Board Audit Committee	Board Nominations Committee	Board Remuneration Committee	Board Reputation Committee
Board Risk Committee	4	3	1	1
Board Reputation Committee	1	2	2
Board Remuneration Committee	2	2
Board Nominations Committee	3

Effectiveness

Composition of the Board

In line with the requirements of the Code, a majority of the Board are independent non-executive Directors. The Board currently comprises a Chairman, who was independent on appointment, two executive Directors and eleven non-executive Directors. We consider the independence of our non-executive Directors annually, using the independence criteria set out in the Code and by reviewing performance against behaviours that we have identified as essential in order to be considered independent. As part of this process, the Board keeps under review the length of tenure of all Directors, which is a factor that is considered as part of its deliberations when determining independence of our non-executive Directors. The independence criteria can be found in Corporate Governance in Barclays at home.barclays/corporategovernance.

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

Each year we carry out an effectiveness review in order to evaluate our performance as a Board, as well as the performance of each of the Board Committees and individual Directors. This annual review assesses whether each of us continues to discharge our respective duties and responsibilities effectively and is considered when deciding whether individual Directors will offer themselves for election or re-election at the AGM. More information on the 2017 Board effectiveness review can be found on page 36.

Our biographies containing our relevant skills and experience, Board Committee membership and other principal appointments can be found on pages 5 and 6. Details of changes to the Board in 2017 and year to date are disclosed on page 3.

The service contracts for the executive Directors and the letters of appointment for the Chairman and non-executive Directors are available for inspection at our registered office.

Time commitment

We are expected to allocate sufficient time to our role on the Board in order to discharge our responsibilities effectively. This includes attending, and being well-prepared for, all Board and Board Committee meetings, as well as making time to understand the business, meet with executives and regulators, and complete ongoing training. As stated in our Charter of Expectations, time commitment is agreed with each non-executive Director on an individual basis. Set out below is the average expected time commitment for the role of non-executive Directors and the other non-executive positions on the Board. For these additional positions there is an expectation that, in order to effectively fulfil extra responsibilities, additional time commitment is required.

Role	Expected time commitment
Chairman	80% of a full time position
Deputy Chairman	At least 0.5 days a week
Senior Independent Director	As required to fulfil the role
Non- executive Director	30 days a year (membership of one Board Committee included, increasing to 40 days a year if a member of two Board Committees)
Committee Chairmen	At least 60 days a year (including non-executive Director time commitment)

The Chairman must commit to expend whatever time is necessary to fulfil his duties and, while this is expected to be equivalent to 80% of a full time position, his Chairmanship of the Group, and leadership of the Board, has priority over other business commitments. In exceptional circumstances, we are all expected to commit significantly more time to our work on the Board.

Induction

On appointment to the Board, all Directors receive a comprehensive induction which is tailored to the new Director’s individual requirements. The induction schedule is designed to quickly provide the new Director with an understanding of how the Group works and the key issues that it faces. The Company Secretary consults the Chairman when designing an induction schedule, giving consideration to the particular needs of the new Director. When a Director is joining a Board Committee the schedule includes an induction to the operation of that committee.

On completion of the induction programme, the Director should have sufficient knowledge and understanding of the nature of the business, and the opportunities and challenges facing Barclays, to enable them to effectively contribute to strategic discussions and oversight of the Group.

Following their appointment in 2017, Sir Ian Cheshire, Matthew Lester and Mike Turner CBE received induction programmes on joining the Board. In line with normal practice, they met with the Company Secretary, the current non-executive Directors and members of the Group Executive Committee and certain other senior executives.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 39

Governance: Directors’ report

How we comply

Training and development

In order to continue to contribute effectively to Board and Board Committee meetings, Directors are regularly provided with the opportunity to take part in ongoing training and development and can also request specific training that we may consider necessary or useful. As part of our annual performance review with the Chairman, we discuss any particular development needs that can be met through either formal training or meeting with a particular senior executive. In 2017, Directors received ongoing training in relation to legal and regulatory developments, including in relation to the requirements of, and responsibilities under, the UK Senior Managers Regime.

Conflicts of Interest

In accordance with the Companies Act 2006 and the Articles of Association the Board has the authority to authorise conflicts of interest. Directors are required to declare any potential or actual conflicts of interest that could interfere with their ability to act in the best interests of the Group. The Company Secretary maintains a conflicts register, which is a record of actual and potential conflicts, together with any Board authorisation of the conflict. The authorisations are for an indefinite period but are reviewed annually by the Board Nominations Committee, which also considers the effectiveness of the process for authorising Directors’ conflicts of interest. The Board retains the power to vary or terminate the authorisation at any time.

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

Barclays is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. Barclays has an overarching framework that sets out the Group’s approach to internal governance, The Barclays Guide, which establishes the mechanisms and processes by which management implements the strategy set by the Board to direct the organisation, through setting the tone and expectations from the top, delegating its authority and assessing compliance.

A key component of The Barclays Guide is the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective. The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (2013 COSO), are set out in the risk control frameworks relating to each of the Group’s Principal Risks. As well as incorporating our internal requirements, these reflect material Group-wide legal and regulatory requirements relating to internal control and assurance.

Effectiveness of internal controls

Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of business risk and control assessments and other internal and external sources are examined to identify pervasive themes. Where appropriate, control issues are reported to the Board Audit Committee (BAC). In addition, the BAC receives regular reports from management, Barclays Internal Audit (BIA) and the Finance, Compliance and Legal functions covering, in particular, financial controls, compliance and other operational controls.

Risk management and internal control framework

The ERMF is the Group’s internal control framework, which is refreshed annually. There are eight Principal Risks under the ERMF: Credit risk, Market risk, Treasury and capital risk, Operational risk, Model risk, Reputation risk, Conduct risk and Legal risk.

The BAC formally reviews the system of internal control and risk management annually. Throughout the year ended 31 December 2017 and to date, the Group has operated a system of internal control that provides reasonable assurance of effective operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the Principal Risks facing the Group in accordance with the ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ published by the Financial Reporting Council.

The review of the effectiveness of the system of risk management and internal control is achieved through a four-step approach which is centred on reviewing the effectiveness of The Barclays Guide and its component parts:

1.	Control meetings of the Business and Functional Executive Committees monitor, review and challenge the effective operation of key risk management and control processes, including the results of audits and reviews undertaken by BIA (which include assessments of the Control Environment and Management Control Approach) and examinations and assessments undertaken by our primary regulators, on an ongoing basis as part of the system of risk management and internal control. The remediation of issues identified within the Control Environment is regularly monitored by management and the BAC.

2.	Testing of the Control meetings, held by the Executive Committees, provides assurance that the committees are effectively overseeing the Control Environment and associated risk management and internal control processes.

3.	The owners of the key governance processes which comprise The Barclays Guide undertake a review to confirm that processes have been implemented.

4.	The annual review of the system of risk management and internal control brings together the results of the activities completed in steps 1 to 3 to ensure that each of the key processes has been effectively reviewed.

40 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Regular reports are made to the Board covering risks of Group-level significance. The Board Risk Committee and the Board Reputation Committee examine reports covering the Principal Risks as well as reports on risk measurement methodologies and risk appetite. Further details of risk management procedures and potential risk factors are given in the Risk review and risk management sections on pages 75 to 162.

Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the Group’s financial statements. Specific governance committees are responsible for examining the Groups’ financial reports and disclosures to ensure that they have been subject to adequate verification and comply with applicable standards and legislation. These committees report their conclusions to the BAC which debates its conclusions and provides further challenge. Finally, the Board scrutinises and approves results announcements and the Annual Report, and ensures that appropriate disclosures have been made. This governance process ensures that both management and the Board are given sufficient opportunity to debate and challenge the Groups’ financial statements and other significant disclosures before they are made public.

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

Management has assessed the internal control over financial reporting of Barclays PLC Group’s and Barclays Bank PLC Group’s as of 31 December 2017. In making its assessment, management utilised the criteria set out in the 2013 COSO framework and concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2017. Our independent registered public accounting firm has issued a report on the Barclays PLC Group internal control over financial reporting, which is set out on page 186.

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 155 to 162.

Changes in internal control over financial reporting

There have been no changes in the Groups’ internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect the Groups’ internal control over financial reporting.

Remuneration

The Board has delegated responsibility for the consideration and approval of the remuneration arrangements of the Chairman, executive Directors, other senior executives and certain Group employees to the Board Remuneration Committee. The Board as a whole, with the non-executive Directors abstaining, considers annually the fees paid to non-executive Directors. Information on the activities of the Board Remuneration Committee in 2017 can be found in the Remuneration report on pages 51 to 74, which forms part of the corporate governance statement.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 41

Governance: Directors’ report

How we comply

Stakeholder engagement

Investor Engagement

The Board is committed to promoting effective channels of communication with our shareholders and upholding good corporate governance as a means of building stronger and more engaged relationships with them. Our comprehensive Investor Relations engagement with the market helps us to understand investor views about Barclays, which are communicated regularly to the Board. Our shareholder communication guidelines, which underpin all investor engagement, are available on our website at home.barclays/investorrelations.

Institutional Investors

In 2017, our Investor Relations engagement with institutional investors took place throughout the year, both following our quarterly results as well as outside of the reporting cycle. This allowed the opportunity for existing and potential new investors to engage with Barclays regularly, promoting dialogue on longer-term strategic developments as well as on the recent financial performance of the Group.

The Directors, in conjunction with the senior executive team and Investor Relations, participated in varied forms of engagement, including investor meetings, seminars and conferences across many geographic locations, reflecting the diverse nature of our equity and debt institutional ownership. Divisional management also presented extensively to investors, promoting greater awareness and understanding of our operating businesses.

During 2017, discussions with investors were focused on the completion of our restructuring, including the sell down of our interest in Barclays Africa Group Limited to 14.9% and the closure of Non-Core in June, as well as our revised Group financial targets and our plans to achieve them within the specified timelines. Investors were also kept informed about progress on structural reform, in particular the set up of the UK ring-fenced bank, which we expect to take place in the second quarter of 2018.

Investor meetings focused on corporate governance also took place throughout the year, with the Chairman, Senior Independent Director, other Board representatives and the Company Secretary.

We held conference calls/webcasts for our quarterly results briefings and an in-person presentation for our 2016 full year results in March 2017, all hosted by the Group Chief Executive and Group Finance Director. In addition, the Group Finance Director held a quarterly breakfast briefing for sellside analysts, with a transcript of the discussions uploaded to our website. For fixed income investors we held conference calls at our full year and half year results, hosted by our Group Finance Director and Group Treasurer.

The Investor Relations section of our website is an important communication channel that enables the effective distribution of information to the market in a clear and consistent manner. Executive management presentations, speeches and, where possible, webcast replays are uploaded to our website on a timely basis.

Private Shareholders

During 2017, we continued to communicate with our private shareholders through our shareholder mailings. Shareholders can also choose to sign up to Shareview so that they receive information about Barclays and their shareholding directly by email. On a practical level, over 60,000 shareholders did not cash their Shares Not Taken Up (SNTU) cheque following the Rights Issue in September 2013. In 2017, we continued the tracing process to reunite these shareholders with their SNTU monies and any unclaimed dividends and by the end of the year, we had returned approximately £200,000 to our shareholders, in addition to the £1.65m returned in 2016 and £2.2m in 2015. Each year we launch a Share Dealing Service aimed at shareholders with relatively small shareholdings for whom it might otherwise be uneconomical to deal. One option open to shareholders is to donate their sale proceeds to ShareGift. As a result of this initiative, more than £61,000 was donated in 2017, taking the total donated since 2015 to over £299,000.

Our AGM

The Board and the senior executive team continue to consider our AGM as a key date for shareholder engagement. The AGM provides us with our main opportunity to engage with shareholders, particularly our private shareholders, on the key issues facing the Group and any questions they may have. A number of Directors, including the Chairman, were available for informal discussion either before or after the meeting. All resolutions proposed at the 2017 AGM, which were considered on a poll, were passed with votes “For” ranging from 85.67% to 99.95% of the total votes cast.

The 2018 AGM will be held on Tuesday 1 May 2018 at the QEII Conference Centre in London. The Notice of AGM can be found in a separate document, which is sent out at least 20 working days before the AGM and also made available at

home.barclays/agm. Voting on the resolutions will again be by poll and the results will be announced via the Regulatory News Service and made available on our website on the same day. We encourage any shareholders who are unable to attend on the day to vote in advance of the meeting via home.barclays/ investorrelations/vote or through Shareview (www.shareview.co.uk).

2017 engagement timeline

42 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Directors’ report

Other statutory information

The Directors present their report together with the audited accounts for the year ended 31 December 2017.

Other information that is relevant to the Directors’ Report, and which is incorporated by reference into this report, can be located as follows:

Page
Employee involvement	47
Policy concerning the employment of disabled persons	48
Financial instruments	212
Hedge accounting policy	200
Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares	51
Corporate governance report	1
Risk review	75

Disclosures required pursuant to Listing Rule 9.8.4R can be found on the following pages:
Page
Long-term incentive schemes	81
Waiver of Director emoluments	70
Allotment for cash of equity securities	251
Waiver of dividends	43

Profit and dividends

Statutory loss after tax for 2017 was £894m (2016: profit £2,828m). The final dividend for 2017 of 2.0p per share will be paid on 5 April 2018 to shareholders whose names are on the Register of Members at the close of business on 2 March 2018. With the interim dividend totalling 1.0p per ordinary share, paid in September 2017, the total distribution for 2017 is 3.0p (2016: 3.0p) per ordinary share. The interim and final dividends for 2017 amounted to £509m (2016: £757m).

For 2018, Barclays anticipates resuming a total cash dividend of 6.5p, subject to regulatory approvals.

The nominee company of certain Barclays’ employee benefit trusts holding shares in Barclays in connection with the operation of the Company’s share plans has lodged evergreen dividend waivers on shares held by it that have not been allocated to employees. The total amount of dividends waived during the year ended 31 December 2017 was £0.68m (2016: £2.6m).

Barclays understands the importance of the ordinary dividend for our shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business, and maintaining a strong capital position. Going forward, Barclays intends to pay an annual ordinary dividend that takes into account these objectives, and the medium-term earnings outlook of the Group. It is also the Board’s intention to supplement the ordinary dividends with additional returns to shareholders as and when appropriate.

The Board notes that in determining any proposed distributions to shareholders, the Board will consider the expectation of servicing more senior securities.

Board of Directors

The names of the current Directors of Barclays PLC, along with their biographical details, are set out on pages 5 and 6 and are incorporated into this report by reference. Changes to Directors during the year are set out in the table below.

Name	Role	Effective date of appointment/ resignation
Sir Ian Cheshire	Non-executive Director	Appointed 3 April 2017
Matthew Lester	Non-executive Director	Appointed 1 September 2017
Mike Turner CBE	Non-executive Director	Appointed 1 January 2018
Diane de Saint Victor	Non-executive Director	Retired 10 May 2017
Stephen Thieke	Non-executive Director	Retired 10 May 2017

Appointment and retirement of Directors

The appointment and retirement of Directors is governed by the Company’s Articles of Association (the Articles), the UK Corporate Governance Code (the Code), the Companies Act 2006 and related legislation.

The Articles may only be amended by a special resolution of the shareholders. The Board has the power to appoint additional Directors or to fill a casual vacancy among the Directors. Any such Director holds office only until the next AGM and may offer himself/herself for re-election. The Code recommends that all directors of FTSE 350 companies should be subject to annual re-election. All Directors will stand for election or re-election at the 2018 AGM.

Directors’ indemnities

Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act

2006) were in force during the course of the financial year ended 31 December 2017 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. In addition, the Company maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.

Qualifying pension scheme indemnity provisions (as defined by section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2017 for the benefit of the then Directors, and at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as Trustee of the Barclays Bank UK Retirement Fund. The directors of the Trustee are indemnified against liability incurred in connection with the company’s activities as Trustee of the Barclays Bank UK Retirement Fund.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 43

Governance: Directors’ report

Other statutory information

Similarly, qualifying pension scheme indemnities were in force during 2017 for the benefit of directors of Barclays Executive Schemes Trustees Limited as Trustee of Barclays Bank International Limited Zambia Staff Pension Fund (1965), Barclays Capital International Pension Scheme (No.1), and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the Trustee are indemnified against liability incurred in connection with the company’s activities as Trustee of the schemes above.

Political donations

The Group did not give any money for political purposes in the UK, the rest of the EU or outside of the EU, nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year.

In accordance with the US Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the US funded by the voluntary political contributions of eligible employees. The PAC is not controlled by Barclays and all decisions regarding the amounts and recipients of contributions are directed by a steering committee comprising employees eligible to contribute to the PAC. Contributions to political organisations reported by the PAC during the calendar year 2017 totalled $67,250 (2016: $12,500).

Environment

Barclays focuses on addressing environmental issues where we believe we have the greatest potential to make a difference. We focus on managing our own carbon footprint and reducing our absolute carbon emissions, developing products and services to help enable the transition to a low-carbon economy, and managing the risks of climate change to our operations, clients, customers and society at large.

We invest in improving the energy efficiency of our operations and offset the emissions remaining through the purchase of carbon credits, sourced from verified projects. We also have a long-standing commitment to managing the environmental and social risks associated with our lending practices, which is embedded into our Credit risk processes. A governance structure is in place to facilitate clear dialogue across the business and with suppliers around issues of potential environmental and social risk.

We have disclosed global greenhouse gas emissions (GHG) that we are responsible for as set out by the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013. We provide fuller disclosure on (i) financing solutions for the lower carbon economy, (ii) environmental risk management and (iii) management of our carbon and environmental footprint in the Barclays Environmental, Social and Governance (ESG) Report available on our website at home.barclays.com/citizenship. We have also provided initial disclosures aligned with the Task Force on Climate-Related Financial

Disclosures (TCFD) in the Strategic Report and ESG Report.

	Current Reporting Year[a] 2017	Previous Reporting Year 2016	Previous reporting Year 2015
Global Green House Gas (GHG) Emissions[b]
Total CO2e emissions (tonnes)	347,165	402,531	479,934
Scope 1 CO2e emissions (tonnes)[c]	25,627	26,721	29,144
Scope 2 CO2e emissions (tonnes)[d]	250,897	308,473	342,012
Scope 3 CO2e emissions (tonnes)[e]	70,641	67,336	93,989
Intensity Ratio
Total Full Time Equivalent (Full Time Equivalent)	79,900	76,500	85,800
Total CO2e emissions (tonnes) per FTE[f]	4.34	5.26	5.59
Scope 2 CO2e market based emissions (tonnes)[d]	298,469	337,483

Notes

a	The carbon reporting year for our GHG emissions is 1 October to 30 September. The carbon reporting year is not fully aligned to the financial reporting year covered by the Directors’ report.
b	The methodology used to calculate our GHG is the Greenhouse Gas Protocol (GHG): A Corporate Accounting and Reporting Standard Revised Edition, defined by the World Resources Institute/World Business Council for Sustainable Development (WRI/WBCSD). We have adopted the operational control approach on reporting boundaries to define our reporting boundary. Where properties are covered by Barclays’ consolidated financial statements but are leased to tenants, these emissions are not included in the Group GHG calculations. Where Barclays is responsible for the utility costs, these emissions are included.
On 1 June 2017 we completed the sale of a 33.7% stake in Barclays Africa Group Limited (BAGL) resulting in a non-controlling position. In 2017 we have restated our GHG emissions through to the 2015 baseline to account for this and BAGL emissions are not reported from 2015 onwards in order to ensure accurate tracking against our 30% carbon reduction commitment. In addition, we have restated our Scope 3 emissions to remove erroneous air data which was identified as part of the 2017 reporting process.
c	Scope 1 covers direct combustion of fuels and company owned vehicles (from UK only, which is the most material contributors). Fugitive emissions reported in Scope 1 cover emissions from UK, Americas, Asia Pacific and Europe.
d	Scope 2 location and market emissions cover electricity and steam purchased for own use. Market based emissions have been reported for 2017 and 2016 only.
e	Scope 3 covers indirect emissions from business travel (global flights and ground transport from the UK, USA and India. USA and India ground transport covers onwards car hire only which is provided directly by the supplier. Ground transportation data (excluding Scope 1 company cars) covers only countries where robust data is available directly from the supplier.
f	Intensity ratio calculations have been calculated using location based emission factors only.
Research and development

In the ordinary course of business, the Group develops new products and services in each of its business divisions.

Share capital

Share capital structure

The Company has ordinary shares in issue. The Company’s Articles also allow for the issuance of sterling, US dollar, euro and yen preference shares (preference shares). No preference shares have been issued as at 19 February 2018 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2017 and as at 19 February 2018 (the latest practicable date for inclusion in this report). Details of the movement in ordinary share capital during the year can be found in Note 31 on page 251.

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

On a poll, every member who is present or represented and who is entitled to vote has one vote for every share held. In the case of joint holders, only the vote of the senior holder (as determined by order in the share register) or his/her proxy may be counted. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determines.

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

44 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Transfers

Ordinary shares may be held in either certificated or uncertificated form. Certificated ordinary shares shall be transferred in writing in any usual or other form approved by the Company Secretary and executed by or on behalf of the transferor. Transfers of uncertificated ordinary shares shall be made in accordance with the Companies Act 2006 and CREST Regulations.

The Board is not bound to register a transfer of partly-paid ordinary shares or fully-paid shares in exceptional circumstances approved by the FCA. The Board may also decline to register an instrument of transfer of certificated ordinary shares unless it is (i) duly stamped, deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, (ii) it is in respect of one class of shares only, and (iii) it is in favour of a single transferee or not more than four joint transferees (except in the case of executors or trustees of a member).

In accordance with the provisions of Section 84 of the Small Business, Enterprise and Employment Act 2015, preference shares may only be issued in registered form. Preference shares shall be transferred in writing in any usual or other form approved by the Company Secretary and executed by or on behalf of the transferor. The Company’s registrar shall register such transfers of preference shares by making the appropriate entries in the register of preference shares. Each preference share shall confer, in the event of a winding up or any return of capital by reduction of capital (other than, unless otherwise provided by their terms of issue, a redemption or purchase by the Company of any of its issued shares, or a reduction of share capital), the right to receive out of the surplus assets of the Company available for distribution among the members and in priority to the holders of the ordinary shares and any other shares in the Company ranking junior to the relevant series of preference shares and pari passu with any other class of preference shares (other than any class of shares then in issue ranking in priority to the relevant series of preference shares), repayment of the amount paid up or treated as paid up in respect of the nominal value of the preference share together with any premium which was paid or treated as paid when the preference share was issued in addition to an amount equal to accrued and unpaid dividends.

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

Major shareholdersa

Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the FCA’s Disclosure Guidance and Transparency Rules are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2017, the Company had been notified under Rule 5 of the Disclosure Guidance and Transparency Rules of the following holdings of voting rights in its shares.

Person interested	Number of Barclays Shares	% of total voting rights attaching to issued share capital[b]
The Capital Group
Companies Inc[c]	1,172,090,125	6.98
Qatar Holding LLC[d]	1,017,455,690	5.99
BlackRock, Inc[e]	1,010,054,871	5.92

Notes

a	Significant shareholders for the last 3 years are shown on page 284.
b	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules.
c	The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts. On 14 February 2018, CG disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,167,912,211 ordinary shares of the Company as of 29 December 2017, representing 6.8% of that class of shares.
d	Qatar Holding LLC is wholly-owned by Qatar Investment Authority. On 17 January 2018, Qatar Holding LLC disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 941,620,690 ordinary shares of the Company as of 31 December 2017, representing 5.52% of that class of shares.
e	Total shown includes 2,009,814 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 30 January 2018, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,145,415,782 ordinary shares of the Company as of 31 December 2017, representing 6.7% of that class of shares.

Between 31 December 2017 and 19 February 2018 (the latest practicable date for inclusion in this report), the Company was notified that BlackRock, Inc. now holds 990,743,261 Barclays shares, representing 5.80% of the total voting rights attached to issued share capital.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 45

Governance: Directors’ report

Other statutory information

Powers of Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2017 AGM. It will be proposed at the 2018 AGM that the Directors be granted new authorities to allot and buy back shares.

Repurchase of shares

The Company did not repurchase any of its ordinary shares during 2017 (2016: none). As at 19 February 2018 (the latest practicable date for inclusion in this report) the Company had an unexpired authority to repurchase ordinary shares up to a maximum of 1,696m ordinary shares.

Distributable reserves

As at 31 December 2017, the distributable reserves of Barclays PLC (the Parent company) were £6,728m and the distributable reserves of Barclays Bank PLC were £24,021m.

As at the date of this report, Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC (our future ring-fenced bank) intend to carry out a process in the second half of 2018 to increase their respective distributable reserves. Each process will require the relevant company to obtain shareholder and court approval, and for Barclays PLC we will be seeking shareholder approval at our 2018 AGM. In each case, the processes will involve the conversion of the share premium account into a distributable reserve, which is a reclassification within the equity of each company and will have no regulatory capital impact. Further information will be included in the Barclays PLC AGM Notice of Meeting (please see page 74 for further details about our AGM and how you can vote).

Change of control

There are no significant agreements to which the Company is a party that are affected by a change of control of the Company following a takeover bid. There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Going concern

The Group’s business activities, financial position, capital, factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed are discussed in the Risk review and Risk management sections.

The Directors considered it appropriate to prepare the financial statements of the Group and Company on a going concern basis.

In preparing each of the Group and parent Company financial statements, the directors are required to:

◾	assess the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and

◾	use the going concern basis of accounting unless they either intend to liquidate the Group or the Parent company’s or to cease operations, or have no realistic alternative but to do so.

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

Directors’ responsibilities

The following statement, which should be read in conjunction with the Report of the independent registered public accounting firm set out on page 186 and 187, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 2006 to prepare Group and Company financial statements for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared Group and Company accounts in accordance with IFRS as adopted by the EU. Under the Companies Act 2006, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent Company and of their profit or loss for that period.

The Directors consider that, in preparing the financial statements, the Group and Company has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Having taken all the matters considered by the Board and brought to the attention of the Board during the year into account, the Directors are satisfied that the Annual Report and Financial Statements, taken as a whole, are fair, balanced and understandable, and provide the information necessary for shareholders to assess the Group and Company’s position and performance, business model and strategy.

Directors are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Directors’ responsibility statement

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 5 and 6, confirm to the best of their knowledge that:

(a)	the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

(b)	the management report, on page 2 to 50 which is incorporated in the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Stephen Shapiro

Company Secretary

21 February 2018

Registered in England.

Company No. 48839

46 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Directors’ report

People

As highlighted in Our People and Culture we have continued to make progress towards increasing the diversity of our workforce underpinned by an inclusive culture and engaged employees. Below provides an overview of some of the programmes, initiatives and ways in which we are supporting our colleagues, which in turn enables us to support our customers, clients and the community.

Early careers and apprenticeships

Our Early Careers offering includes graduate, internship and apprenticeship programmes. In 2017 we hired over 780 interns and 675 graduates, and since 2012 we have created over 3,400 apprenticeships. We provide pathways for progression from apprentice to graduate supported by recognised qualifications and, in doing so, help to create an internal talent pipeline. During 2017, we launched a new graduate programme across a number of our business areas to attract the workforce of the future, and within Technology and Barclays UK we increased the number of opportunities for both interns and graduates.

Internal Mobility

By supporting internal mobility across Barclays and making it simple and easy for colleagues to move internally, we hope to successfully retain and develop our internal talent. We have developed multiple tools and resources for colleagues to find internal career opportunities and for managers to find and assess suitable internal candidates. In 2017 our rate of internal hiring was 40%, a reduction on 2016, which can be attributed to factors including a strategic move to hire externally for specific skill sets, particularly within Technology, and a focus on converting temporary staff into permanent roles.

Leadership and Learning

In 2017, a consistent Barclays Leadership Capability framework launched across the organisation. Our leadership and learning solutions are underpinned by this framework and our values. The Barclays Academies and our Global Curriculum provide colleagues with face-to-face, virtual and self-managed development resources. All new joiners undertake the ‘Being Barclays’ induction, providing an in-depth understanding of the values and expected behaviours through the Global Code of Conduct (The Barclays Way).

Industrial relations and Managing change

Barclays has a long-standing partnership approach to industrial relations and we value the relationships we have with over 14 trade unions, works councils and staff associations globally. Within the UK we have a formal partnership with Unite which has been in place for over 17 years. Following joint review, the partnership agreement was extended in 2017 for a further 5 years. As part of the review, Unite recognition was extended to cover an additional 1,500 employees. Throughout 2017, we have continued to have regular and constructive dialogue with employee representatives and employees on a wide range of topics. Earlier this year, as part of our implementation of structural reform, we consulted with Unite and employee forums on the successful transfer of c. 53,000 employees to new legal employing entities. We seek to avoid compulsory redundancies where possible and try to find ways in which we can achieve this during the consultation period. We continue to place significant emphasis on voluntary redundancy programmes as well as internal redeployment through our ‘Internals First’ programme. We also aim to keep in touch with former colleagues through the Barclays Global Alumni Programme.

Performance Management

Barclays approach to performance management is key to the delivery of our strategy and to drive a values-based culture. Colleagues align their objectives (‘what’ they will deliver) to business and team goals to support our strategy and good customer outcomes. Behavioural expectations (‘how’ they will achieve their objectives) are set in the context of our values. Our global recognition programme provides colleagues the opportunity to recognise the achievements of those who have demonstrated our values. We continue to see a year-on-year increase in the number of colleagues receiving a values ‘Thank You’ message, with over 210,000 messages sent in 2017.

Colleagues are also encouraged to be involved with the Company’s performance by participating in our all-employee share plans, which have been running successfully for over 10 years. Further details of our approach to remuneration are included in the Remuneration Report pages 51 to 74.

Employee Communications

Barclays regularly updates employees on the financial and economic factors affecting the Company’s performance and the delivery of the strategy through Group CEO and senior leader communications, line manager briefing packs, interviews and talking points distributed to employees every quarter in accordance with our financial reporting calendar. We hold a variety of events for employees to hear directly from the Group Executive Committee and employees are kept regularly informed about what is happening in their area and across Barclays through engagement initiatives and communications. Campaigns and colleague stories throughout the year highlight our Citizenship work and how we are supporting our customers, clients and colleagues.

Diversity and Inclusion

We aim to ensure that employees of all backgrounds are treated equally and have the opportunity to be successful. Our global Diversity and Inclusion (D&I) strategy sets objectives, initiatives and plans across five core pillars: Gender, LGBT, Disability, Multicultural and Multigenerational, in support of that ambition. Our approach to building an inclusive work environment is focused on upskilling our leadership and we provide a range of development opportunities including our Unconscious Bias Training which has been delivered to over 10,000 leaders across Barclays, and Dynamic Working line manager clinics which have been attended by over 4,000 leaders.

LGBT

An inclusive culture that enables colleagues to bring their whole selves to work is built on having leadership participation and visible role models. Now in its third year, our Spectrum Allies campaign has identified over 8,000 leaders globally who have pledged to challenge homophobia, biphobia and transphobia in the workplace and provide support to LGBT colleagues. Through the ‘Your View’ survey we provide colleagues with the opportunity to identify as being LGBT, with 7% of colleagues identifying as LGBT in 2017. This year was the fourth consecutive year that Barclays supported Pride in London as the headline sponsor. The #lovehappenshere theme reached over 3 million people across multiple communications channels and across the UK over 1,000 Barclays colleagues participated in regional Pride events across the UK.

Independent recognition reflects the progress we are making and the impact of our strategy. For the fifth consecutive year, Stonewall has recognised Barclays as one of only 12 Top Global Employers. The Human Rights Campaign has awarded Barclays with 100% on their corporate equity index.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 47

Governance: Directors’ report

People

Disability

Under the UK Government’s Department of Work and Pensions Disability Confident scheme, Barclays has been recognised as a Disability Confident Leader for our efforts to support those who have a disability. This year, alongside PwC, we have further scaled the ‘This is Me in the City’ initiative along with the Lord Mayor of the City of London. The ‘This Is Me’ mental health and wellbeing campaign now includes over 280 organisations across London who have pledged to focus on eliminating the stigma associated with mental health in their workplace (over 1 million employees collectively). In 2018, through these partnerships, we plan to expand ‘This is Me’ further in the UK. Continuing our commitment to increase employment of those with a disability or mental health condition, this year we expanded our Able to Enable internship in the UK. This 13 week paid programme is aimed at recruiting talented individuals of all ages with a background of mental health conditions, providing them with opportunities to gain work experience, learn new skills and grow their experience and confidence.

Multigenerational

Our Dynamic Working campaign is relevant to colleagues at every life stage. It addresses the diverse needs of a workforce comprised of five generations, by encouraging the integration of personal and professional responsibilities through smarter work patterns. The campaign is having a positive impact on colleague engagement with the 59% of colleagues actively working dynamically in 2017 reporting 5% points higher than the Group sustainable engagement result. Dynamic Working is also enabling Barclays to have a positive impact on the retention of diverse talent, examples include a 13% improvement in maternity returners retained after 12 months, and 95% of those taking Shared Parental Leave are fathers.

Addressing the changing needs of a multigenerational workforce will be an ongoing focus in 2018 but we are pleased that Working Families UK has recognised Barclays as one of the top 10 Employers for Working Families in 2017.

Multigenerational

Multicultural

During 2017, the Embracing Us campaign was launched in celebration of World Cultural Day, aiming to challenge global stereotypes and mind-sets in relation to nationality, faith, ethnicity, race and language. During the campaign our multicultural network, Embrace, engaged over 15,000 colleagues through multiple communications channels, leadership forums and Being Colour Brave development workshops. Barclays Apprenticeship Programme reflects our commitment to recruit a diverse workforce. Since the programme launched, we have focused on recruiting those who are NEET (Not in Education, Employment or Training). 19% of our apprentices identify as Black, Asian and Minority Ethnic, 8% points higher than the national apprenticeship average. In addition, 46% of our apprentices are female and 8% identify as a person with a disability. Through this scheme we are making a positive impact on youth unemployment and social mobility.

The multicultural profile of the organisation was acknowledged externally by the City of London and the Social Mobility Commission through the Social Mobility Employer Index as a Top 50 Employer in 2017.

Multicultural

Above shows the percentage of underrepresented populations that make up our global and regional populations. Underrepresented populations are defined regionally to ensure inclusion of all groups in the workplace. For the purposes of comparability 2016 figures exclude Barclays Africa Group Limited headcount. UK includes Asian, Mixed, Black, Other and Non-Disclosed and US includes Hispanic/Latino, Asian, Mixed, Black, Other and Non-Disclosed.

Permanent Employees by region
	2017	2016	2015
United Kingdom	48,700	46,400	49,000
Continental Europe and Middle East	3,600	4,700	7,400
Americas	10,400	9,700	10,600
Asia Pacific	17,200	15,700	18,800
Africa	-	42,800	43,600
Total	79,900	119,300	129,400

Gender Pay Gap Disclosure

The gender pay gap measures the difference between the average male pay and the average female pay as a proportion of the average male pay. For example, average male pay of £100 per hour and average female pay of £85 per hour would indicate a gender pay gap of 15%. The calculation does not take into consideration the role that an employee performs or the seniority of the employee. As a result, gender pay gaps are often driven by higher proportions of women than men in more junior, lower paid roles and fewer women than men in senior, more highly paid roles.

Equal Pay legislation in the UK specifically relates to an employee’s role, making it unlawful for an employer to pay individuals differently for performing the same or similar work. This right for women and men to receive the same pay for the same, or similar work, or work of equal value, has been a requirement under UK law since 1970. Paying our colleagues fairly and equitably relative to their role, skill, experience and performance is central to our global reward structures and benefits policies, which are reviewed regularly to ensure that there is no unfair bias in how employees are paid. At Barclays we are confident that men and women across our organisation are paid equally for doing the same job.

The difference between the gender pay gap and Equal Pay can be illustrated by the fact that men and women who are paid equally for the same or similar roles, can still generate a gender pay gap driven by the relative proportions of men and women across the organisation. This is illustrated in graphic B.

Our gender pay gap results shown in graphic C reflect the distribution of men and women between corporate grades within Barclays. As illustrated in graphic A, the percentage of women in our more senior corporate grades is lower than the percentage of women at Barclays overall. This correlates with the ordinary pay quartile data in graphic C, in which the entire population is arranged in order of ordinary pay (fixed pay), from lowest to highest, and then divided into four equal sub-populations. The numbers of male and female employees in each sub-population is then expressed as a proportion. The ordinary pay quartiles reflect the high proportions of women in more junior, lower paid roles (particularly evident in Barclays UK within the retail branch network) and the high proportions of men in senior, highly paid roles (particularly evident in Barclays International).

48 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Graphic A

Female representation

The mean pay gap shown in graphic C is the difference between the average hourly pay of men and women. The median pay gap is the difference between the midpoints in the ranges of hourly pay of men and women. It arranges the hourly pay rates from highest to lowest and identifies the hourly pay in the middle of the range. The mean bonus gap is based on actual bonuses paid and does not make any adjustments to the amounts paid to employees who work a reduced number of hours.

The demographics of our population and the resulting gender pay gaps emphasise the importance of maintaining our firm commitment to increasing female representation across Barclays, particularly among the senior leadership population. We welcome the introduction of gender pay gap reporting to bring further focus to our commitment to improving gender diversity – a commitment that is, and will remain, at the core of our talent management and leadership succession processes.

How we are addressing the gender pay gap

We recognise that tackling the gender pay gap will take time and therefore it is key that we remain focused on improving gender diversity through a workplace environment and culture that supports and empowers women. At Barclays, our focus goes beyond simply addressing the gender pay gap and extends to our internal and external gender equality commitments. Across both our organisation, and in the financial services industry, we are dedicated to enabling women to fulfil their career aspirations. To achieve this goal and thereby narrow our gender pay gap, we will continue to focus on ensuring there is no bias in the hiring, promotion, development and retention of women at Barclays.

Gender Diversity Commitments

As a founding signatory of the HM Treasury Women in Finance Charter and supporter of the Hampton-Alexander Review, to support our commitment to gender equality, we proactively set gender targets and we have made good progress towards these targets. Our goal to

Graphic B Illustrative example of the difference between gender pay gap and equal pay

Graphic C

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 49

Governance: Directors’ report

People

improve the percentage of female Managing Directors and Directors to 26% by the end of 2018 (23% at the end of 2017) has subsequently expanded with commitments of 33% female representation across our Board of Directors by 2020 (21% at the end of 2017) and 33% female representation among the Group Executive Committee and their direct reports (25% at the end of 2017). Alongside these targets, Barclays has been focused on and will continue to develop, a range of extensive initiatives, programmes and policies to improve gender diversity. Below are some highlights of the ways in which we are increasing female representation at Barclays and enabling women to fulfil their career aspirations.

Creating New Career Opportunities

We have expanded our graduate and apprenticeship programmes, reflecting our commitment to improve employment opportunities, tackle societal issues and attract diverse talent. We have transformed the way we recruit for our graduate programmes to drive diversity and inclusion as students are able to demonstrate ability and potential throughout the process, so that recruitment outcomes are based on performance and not on the basis of subjects studied, universities attended and previous work experience. In doing so we hope to increase the number of female graduate hires to 50% (40% at the end of 2017, up from 31% in 2014). For those looking to re-enter the workforce after taking time out of their careers, our Encore! Returnship Programme provides opportunities for experienced professionals to join a paid programme with a view to securing a permanent role at Barclays at the end of the programme. More broadly, we have policies and practices in place to ensure that all recruitment decisions are fair and candidate shortlists are diverse.

Talent Management and Leadership Development

The creation of ex-officio positions on the Group Executive Committee and across the business unit and functional Executive Committees in 2016 by the Group CEO, has provided development opportunities for a number of our high potential female leaders and has broadened the scope of the perspectives and decision making across our leadership teams. Our Unconscious Bias training, now attended by over 10,000 leaders, supports the continued elimination of bias from our people processes, and successful events that we run each year such as the Global Women in Leadership conference and the Enterprise Leaders Summit focus on building capability and upskilling leaders.

Cultural Change

Providing a workplace that encourages colleagues to achieve their personal and professional goals is key to supporting and retaining our employees. We aim to do this through our progressive maternity, paternity, adoption and shared parental leave policies which go beyond the statutory requirements, as well as through our flexible working campaign Dynamic Working. Dynamic Working

Internally we are committed to:

Leadership accountability including gender diversity targets and the introduction of a gender taskforce

Focusing on a more inclusive work environment to ensure all colleagues have the flexibility to achieve personal and professional goals

Ensuring we are developing leaders who are equipped to meet the demands of a more diverse workforce

2020 Gender Diversity Commitments

◾  Board of Directors 33%

◾  Leadership 33%

(Group ExCo and their direct reports)

Cultural Change

◾  Dynamic Working

◾  Progressive parental policies

◾  Barclays’ Win Gender Network

Talent Management

◾  Leadership Succession Planning

◾  Ex-Officio Leadership roles

◾  Internal Mobility

Leadership Development

◾  Unconscious Bias Training

◾  Global Women in Leadership Conference

◾  Enterprise Leaders Summits

Externally we are committed to:
Engaging men globally in gender equality in partnership with the United Nations Providing enhanced employment opportunities and attracting diverse candidates Community impact

UN HeForShe

◾ Global Impact Champion

Barclays Role Models

◾  External engagement of Barclays’ senior women

   across Financial Services, IT and STEM

Creating New Career Opportunities

◾  Encore! Returnship Programme

◾  Expanded Apprenticeship Programme

◾ 50% Female Graduate Hires

Strategic Partnerships

◾  Women’s Business Council

◾  30% Club

supports colleagues in all stages of their lives in achieving an optimal work and life balance, helping them with parenthood, studies, caring and hobbies. Across Barclays, our Women’s Initiative Network (Win) provides colleagues with career development and networking opportunities including mentoring, career fairs and senior leader speaker events.

Strategic Partnerships

Barclays recognises that gender equality extends to the communities in which we work, support and live and greater gender equality is integral to our long-term investments to drive societal change. We demonstrate this through strategic partnerships, external engagement and leadership commitment, including but not limited to, our multi-year commitment to the United Nations HeForShe campaign and our partnership with the Women’s Business Council.

So what next?

Our existing pipeline of female talent is being further strengthened through the launch of a global gender taskforce, comprising of leaders from across the organisation who believe passionately in gender diversity and who will focus on new and improved initiatives to further accelerate our progress against our gender diversity commitments. We acknowledge that there is still a lot of work to do, but our determination and commitment to building a diverse and inclusive workforce through attracting, retaining and developing world class professionals is paramount, and we are working hard to foster an environment in which all employees have the opportunity to succeed, regardless of race, religion or belief, age, gender, disability, sexual orientation, gender identity or nationality.

Further details on the gender pay gap and Barclays commitments to gender diversity and equality can be found at home.barclays/diversity.

Under the Companies Act 2006, Barclays is required to report on the gender breakdown of our employees and ‘senior managers’. Of our global workforce of 79,900 (45,100 male, 34,800 female), 555 were senior managers (401 male, 154 female), which include Officers of the Group, certain direct reports of the Chief Executive, heads of major business units, certain senior Managing Directors, and directors on the boards of undertakings of the Group, but exclude individuals who sit as directors on the Board of the Company. The definition of senior managers within this disclosure has a narrower scope than the Managing Director and Director female representation data provided above.

50 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Remuneration report

Annual statement from the Chairman of the Board Remuneration Committee

We are committed to pay being aligned to performance, while ensuring that we are able to attract and retain the employees critical to delivering our strategy.

Remuneration Committee members
Chairman	Crawford Gillies

Members	Tim Breedon
Mary Francis
Dambisa Moyo

Dear Fellow Shareholders

As Chairman of the Board Remuneration Committee, I am pleased to introduce the Remuneration report for 2017.

As in previous years, we are committed to pay being aligned to performance, while ensuring that we are able to attract and retain the employees critical to delivering our strategy.

The Committee believes that our pay outcomes for 2017 reflect overall Group performance, recognising improvements in profit before tax and significant achievements in restructuring the Group, while acknowledging the need for further improvement in returns.

Further details on our performance and the decisions we have made on remuneration are outlined below.

Performance and Pay

2017 has been a year of significant strategic progress for the Group, achieving a number of milestones to deliver a simpler organisation. These include the sell down of our shareholding in Barclays Africa Group Limited (BAGL) and subsequent proportionate regulatory deconsolidation, the closure of Non-Core and the launch of the Group Service Company. A great deal has been accomplished in relation to the UK ring-fencing requirements, establishing the necessary entity structure, processes and governance.

As well as positioning the simplified Group for growth in 2018, Barclays has achieved a CRD IV fully loaded Common Equity Tier 1 (CET1) ratio of 13.3%, within the end state target range. Group profit before tax (PBT) is up 10% from 2016 to £3,541m driven by an £882m reduction in operating expenses.

Against this background, the Committee approved a Group incentive pool of £1,506m, down 2% from 2016. This decision recognises the strong strategic execution across the Group, while being clear that Group returns are not yet where our shareholders, and the Board, want them to be. The Committee also recognises the need to ensure that areas of strong performance within the businesses are rewarded competitively, with key talent retained to deliver against our growth strategy going into 2018 and beyond. This pool also reflects appropriate adjustments for risk and conduct matters, which continue to be taken very seriously by the Committee.

Key remuneration decisions for executive Directors

The Committee considered the executive Directors’ performance against the financial and strategic/non-financial performance measures which had been set to reflect company priorities for 2017. Separately, performance against their personal objectives was assessed on an individual basis.

Based on Jes Staley’s performance against the performance measures set at the beginning of the year, the Committee approved a 2017 bonus of £1,065,000 (48.5% of maximum) of which 62.4% will be deferred in shares for a period of up to seven years. The Committee’s deliberations on his 2017 personal performance have taken account of delivery against financial commitments including achieving the end state target range for the CET1 ratio as well as improvements to our cost: income ratio, while recognising that there is still some way to go in getting returns to where management, the Board and our investors expect them to be. The Committee has also taken account of the early completion of the strategic restructuring, including the sell down of BAGL and closure of Non-Core.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 51

Governance: Remuneration report

Annual statement from the Chairman of the Board Remuneration Committee

The Committee noted the significant work that has taken place in planning following the EU referendum outcome. The Committee also recognised that Jes Staley has made continued progress towards ensuring a high performing culture in line with our Values, and Barclays has made improvements in some customer and client metrics such as a reduction in customer complaints, while noting the need for further improvement. As announced last year, the Committee will keep Jes Staley’s 2016 variable remuneration under review pending the outcome of the investigation relating to his involvement in a whistleblowing matter. The Committee will make a final decision on outcome once that investigation is complete.

Based on Tushar Morzaria’s performance against the performance measures set at the beginning of the year, the Committee approved a 2017 bonus of £747,000 (50.5% of maximum) of which 46.5% will be deferred in shares for a period of up to seven years. The Committee in particular noted that Tushar Morzaria had been instrumental in the execution of the strategy including the sell down of BAGL, the closure of Non-Core, the setting up of the ring-fenced bank in the UK and in Barclays achieving its end state range capital position. Tushar Morzaria has also demonstrated effective management of key external stakeholders.

The Committee decided to make an award under the 2018-2020 Long Term Incentive Plan (LTIP) cycle to Jes Staley and Tushar Morzaria (based on their performance in 2017) with a face value at grant of 120% of their respective Total fixed pay at 31 December 2017. The Committee reviewed the performance measures of the LTIP to ensure they are appropriate given our growth strategy and align the interests of executive Directors and shareholders. Return on tangible equity (RoTE) and cost: income ratio have been retained as the key financial metrics, with the weighting on RoTE increased to 50% to emphasise the focus on improving returns across the Group. The calibrations have also been established to maintain direct alignment with the Group’s financial targets. The weighting on the cost: income ratio remains unchanged at 20%. CET1 ratio remains a key financial metric, but given the end state target range of c13% has been achieved, the Committee concluded that this would now be more appropriate as an underpin measure on RoTE instead of a standalone measure.

In line with the Directors’ remuneration policy (DRP) approved at the 2017 AGM, both executive Directors’ Fixed Pay will be unchanged for 2018 at £2,350,000 for Jes Staley and £1,650,000 for Tushar Morzaria.

Fair pay agenda

We are committed to fair pay, ensuring that all our employees are appropriately and fairly rewarded for their contributions. This concept touches on many areas of our work, including fair pay for the lowest paid in our organisation, as well as the alignment of executive reward outcomes with business performance. Additionally, the Board is committed to individuals being able to progress through the organisation based on capability and performance and irrespective of any other difference such as gender, age, ethnicity, religion, sexual orientation or disability. We take employees’ views into consideration throughout our deliberations and continue to review potential approaches to build on this.

Barclays’ commitment to fair pay is illustrated by the repositioning of the incentive pools over recent years, during which incentive funding has been directed to provide more to junior employees, and our active engagement on pay matters with our unions to ensure that our staff are fairly treated across the organisation. The current 2017-2019 pay deal with Unite commits to a 7.5% agreed salary increase for the Unite recognised population and a minimum increase of 10% for the most junior graded employees over the course of the three year deal. Barclays is also a long-standing supporter of the Living Wage under which Barclays commits to pay all UK permanent employees and those UK employees of third party contractors at least the current London or UK Living Wage. This is a commitment which we have also extended to our UK employed apprentices. By March 2018, the entry level for permanent, non-apprentice employees will already be above the Living Wage target level set for 2020 by the Government, two years early. Similarly, Barclays will meet the 2020 target level for its apprentice population by 2019.

Further detail of our activities in relation to fair pay may be found on page 56.

Barclays has published its UK Gender Pay Gap report for the first time this year in line with UK requirements and further details can be found in the People section on page 48.

Looking ahead

The Committee continues to monitor with interest the Government’s proposals in respect of the UK Corporate Governance Code, which will be an area of focus for the Committee and the Board going into 2018.

In relation to fair pay, we have already chosen to publish our pay ratios on page 49 of this report, two years in advance of the Government requirements to reflect the ratios between the pay of our Group Chief Executive and our UK employees. We will continue to review our fair pay policies and practices to ensure that they remain appropriate as this important topic continues to evolve.

We will also continue to work on the remuneration aspects of changes associated with Structural Reform, such as the addition of Remuneration Committees representing the two main subsidiary businesses.

We will, of course, continue to engage constructively with regulators, shareholders and other stakeholders and value the insight these discussions provide.

Remuneration report

We have provided an ‘At a glance’ summary of 2017 performance and pay on the next page. The annual report on Directors’ remuneration provides further details. An abridged version of the DRP, as approved at the 2017 AGM, is set out on pages 58 to 60 for information.

In line with the UK regulations, we are seeking shareholder approval at the 2018 AGM for the Remuneration report (other than the part containing the abridged version of the DRP). Further details can be found in the 2018 AGM Notice of Meeting.

Crawford Gillies

Chairman, Board Remuneration Committee

21 February 2018

52 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Remuneration report

At a glance – performance and pay for 2017

Group performance and pay

Key strategic highlights ◾ Non-Core closed early ◾ BAGL sell down and subsequent accounting deconsolidation ◾ Launch of the Group Service Company ◾ Preparatory work to establish UK ring-fenced entity	£3,541m Profit before tax up 10%	5.6% Group RoTE ex. litigation and conduct and other material items*	73% Cost: income ratio favourable 3%

Pay outcomes ◾ Group incentive pool has reduced by 57% since 2010 ◾ Group compensation to net income ratio reduced to 38.0% from 39.0%	£7,123m Total compensation costs down 4%	£1,506m Group incentive pool down 2%

*	Material items consist of charges for PPI, losses relating to the sell down of BAGL and a one-off net charge due to the re-measurement of US deferred tax assets.

Executive Directors: Performance outcomes

Annual bonus		2015-2017 Long-term incentive plan

(a) Jes Staley	(b) Tushar Morzaria	(Tushar Morzaria only)

£1,065k 48.5% of maximum	£747k 50.5% of maximum	£882k* 52.7% of maximum

* By reference to Q4 2017 average share price

Executive Directors: Remuneration outcomes
Jes Staley*	Tushar Morzaria

* Jes Staley was not a participant in the 2014-2016 and 2015-2017 LTIP cycles; the LTIP figures for 2016 and 2017 are therefore zero for him.

Executive Directors: Share ownership

Shareholding requirement policy:

◾   minimum of 200% of Total fixed pay* (i.e. Fixed Pay plus Pension) within 5 years from date of appointment

◾   shareholding requirement for 2 years post termination of 100% of Total Fixed Pay (or pro-rata thereof) introduced from 2017.

* Equivalent to 457% of salary for Jes Staley under the previous DRP.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 53

Governance: Remuneration report

2017 Group incentives

This section provides details of how the 2017 total incentive award decisions were made.

2017 pay and performance headlines

The key performance considerations which the Committee took into account in making its remuneration decisions for 2017 are highlighted below:

◾	Significant strategic progress was made in 2017 with restructuring completed including:

–	the closure of Non-Core

–	completion of BAGL sell down

–	launch of the Group Service Company

–	preparatory work to establish the UK ring-fenced entity

◾	Group profit before tax was up 10% at £3,541m (2016: £3,230m). Group profit before tax (excluding material items) was up 16% at £4,242m (2016: £3,649m*)

◾	Group RoTE was negative 3.6% (2016: positive 3.6%). Excluding litigation and conduct and other material items, Group RoTE was 5.6%

◾	Group CET1 ratio was up to13.3% (2016: 12.4%).

The pay outcomes and decisions can be summarised as follows:

◾	total compensation costs decreased 4% to £7,123m (2016: £7,445m)

◾	the Group incentive pool was down 2% at £1,506m (2016: £1,533m)

◾	Group compensation to net income ratio was 38.0% (2016: 39.0%)

◾	Corporate and Investment Bank (CIB) front office incentive awards were also slightly down at £864m (2016: £875m). CIB front office compensation to net income ratio was 26.1% (2016: 26.7%)

◾	robust differentiation based on business and individual performance.

* Material items in 2016 included provisions for UK customer redress (£1bn), gain on disposal of Barclays’ share of Visa Europe Limited (£615m) and own credit (£35m).

2017 incentive award decisions

The Committee’s 2017 incentives decisions took full consideration of financial and non-financial performance and also the material repositioning of incentives undertaken since 2010. Since 2010, the Group incentive pool has declined steadily, from £3,484m in 2010 to £1,506m in 2017 – a decrease of 57% over seven years.

Notes

a  Part of the reduction in incentive pools in 2014 was due to the introduction of Role Based Pay (RBP).

b  The 2015 Group incentive pool has been restated from £1,669m to reflect the treatment of BAGL as a discontinued operation. The 2010 – 2014 Group incentive pools have not been restated.

Total incentive awards granted – current year

	Barclays Group
	Year ended 31.12.17 £m	Year ended 31.12.16 £m	% change
Incentive awards granted
Incentive pool	1,432	1,459	2
Commissions and other incentives	74	74	-
Total incentive awards granted	1,506	1,533	2

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(304)	(300)	(1)
Add: current year charges for deferred bonuses from previous years	462	690	33
Other[a]	26	(26)
Income statement charge for performance costs	1,690	1,897	11

Total compensation costs	7,123	7,445	4

Proportion of incentive pool that is deferred	31%	30%

Note

a Difference between incentive awards granted and income statement charge for commissions and other incentives.

54 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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
Be clear, transparent and as simple as possible

All employees and stakeholders should understand how we reward our employees. Remuneration structures should be as simple as possible so that everyone can understand how they work and the behaviours they reward

Performance and remuneration

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

This is achieved by basing performance assessment on clear standards of delivery and behaviour, and starts with employees aligning their objectives (‘what’ they will deliver) to business and team goals in order to support the delivery of the business strategy and good client/customer outcomes. Behavioural expectations (‘how’ people will achieve their objectives) are set in the context of our Values.

Performance is assessed against both financial and non-financial criteria. Other factors are also taken into consideration within the overall performance assessment, including core job responsibilities, behaviours towards risk and control, colleague and stakeholder feedback as well as input from the Risk and Compliance functions, where appropriate.

Through our approach to performance, the equal importance of both ‘what’ an individual has delivered as well as ‘how’ the individual has achieved this is emphasised, encouraging balanced consideration of each dimension. Both of these elements are assessed and rated independently of each other. There is no requirement to have an overall rating which allows for more robust and reflective conversations between managers and team members on the individual components of performance.

A key part of the performance philosophy promotes ongoing quality dialogue throughout the year. This helps manage performance messages effectively and allows for more timely recognition as well as appropriate coaching, feedback and support where needed.

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

We have robust processes for considering risk and conduct as part of individual performance management processes with outcomes reflected in individual remuneration decisions. Line managers have primary accountability for ensuring that risk and conduct issues are considered when assessing performance and making remuneration decisions. In addition, there is a secondary review by the control functions for individuals involved in significant failures of risk management, conduct issues, regulatory actions or other major incidents which impact either the Group or business to ensure these issues are also considered. When considering individual responsibility, a variety of factors are taken into account such as whether an individual was directly responsible or whether the individual, by virtue of seniority, could be deemed indirectly responsible, including staff who drive the Group’s culture and set its strategy.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 55

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

Clawback

Clawback applies to any variable remuneration awarded to a Material Risk Taker (MRT) on or after 1 January 2015 in respect of years for which they are a MRT. Barclays may apply clawback if, at any time during the seven year period from the date on which variable remuneration is awarded to a MRT: (i) there is reasonable evidence of employee misbehaviour or material error, and/or (ii) the firm or the business unit suffers a material failure of risk management, taking account of the individual’s proximity to and responsibility for that incident.

Clawback may be extended to 10 years for PRA Senior Managers where there are outstanding internal or regulatory investigations at the end of the 7 year clawback period.

In addition to reductions to individuals’ bonuses, the Committee considers and makes collective adjustments to the incentive pool for specific risk and conduct events. For 2017, the impact of these collective adjustments, resulting from both the direct financial impact on performance and the additional adjustments applied by the Committee, is a reduction of c. £180m.

We have also adjusted the incentive pool to take account of an assessment of a wide range of future risks including conduct, non-financial factors that can support the delivery of a strong risk management, control and conduct culture and other factors including reputation, impact on customers, markets and other stakeholders. The Committee was supported in its consideration of this adjustment by the Board Risk Committee and the Board Reputation Committee.

Fair pay agenda

Barclays continues to look holistically at different aspects of how we pay our people, to ensure that we deliver fair and effective pay for performance, with pay decisions that are aligned with Barclays’ Values.

This can be described as our fair pay agenda, which incorporates a number of themes currently highlighted by the government and the media, although in practice our approaches to many of these aspects have evolved over many years.

Our main areas of focus are:

◾	Fair pay for the lowest paid

– Ensuring our people receive a fair day’s pay for a fair day’s work

–  Since 2004, Barclays has been a Living Wage accredited employer, with all UK permanent employees and those UK employees of third party contractors who provide services to us at our sites being paid at least the current National or London Living Wage. This is a commitment we have also extended to all our UK employed apprentices. By March 2018, the entry level pay for permanent, non-apprentice employees, will already be above the Living Wage target level set for 2020 by the Government, two years early. Similarly, Barclays will meet the 2020 target Living Wage level for its apprentice population by 2019

–  Our current pay deal with Unite (2017-2019) commits to a 7.5% agreed salary increase budget for the Unite recognised population. As part of the pay deal, our commitment to track the Living Wage and continue to progress junior pay will provide a 10% increase across the three years for the most junior employees.

◾	Ensuring every individual has the opportunity to progress through the organisation and earn more

– Supporting initiatives to eliminate any ‘glass ceiling’ and ensure equal opportunities for progression for every individual

–  We are an equal opportunities employer and have a number of initiatives in place to support diversity in our workplace e.g. increasing female representation at all levels across Barclays remains a core focus of our talent management and leadership succession processes

– Barclays has published its UK Gender Pay Gap for the first time this year (page 49), as well as continuing to report the proportion of women at our more senior corporate grades.

◾	Equal pay

– Barclays fully supports equal pay legislation (in place in the UK since 1970)

–  Barclays is committed to ensuring all employees are fairly paid for the work they do, and that men and women receive equal pay for the same or similar roles. We are explicit with those who make pay decisions that those pay decisions must not, directly or indirectly, take into account an individual’s gender, age, ethnicity, religion, sexual orientation, marital status, pregnancy, maternity, shared parental, paternity or parental leave, veteran status or disability

–  To ensure our pay decisions are fair, and reflect our legal obligations, Barclays has a number of policies and processes in place to ensure that line management decisions that are made at the beginning on hiring and throughout the employment cycle are free from unlawful bias. This includes ensuring that our internal policies and processes are neutral in their application and free from any conscious or unconscious bias. We also share key data annually with Unite concerning their recognised population on pay distribution.

◾	Ensuring employees, like any other stakeholders, are appropriately represented in remuneration decision-making

– Employee views are represented by senior management to the Committee. We continue to review potential approaches to build on this

–  Employees are represented by their management through our internal remuneration decision-making processes. We are also proud of our long-standing relationship with Unite, through which we engage positively on remuneration.

56 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

◾	Ensuring executive pay and employee pay are linked to business performance

– The view that executive and employee remuneration should both be linked to the performance of the company is one shared by the Committee

– Pay approaches for our executive Directors are demonstrably aligned to business performance through financial, non-financial performance and risk based performance measures, as described in the DRP

– Similar performance considerations are made by the Committee when determining the appropriate level of incentive funding for all of our people.

Remuneration structure

The remuneration structure for employees is closely aligned with that for executive Directors, set out in detail in the DRP which can be found on pages 108 to 120 of the 2016 Annual Report. The primary exception being that the executive Directors participate in the Barclays’ LTIP and receive part of their Fixed Pay in Barclays PLC shares.

Employees receive salary, pension and other benefits and are eligible to be considered for an annual bonus. Employees in some customer-facing businesses participate in formulaic incentive plans, including plans which have good customer outcomes as the primary performance measure. The plans also recognise how results have been achieved in line with Barclays’ Values. Some senior employees also receive Role Based Pay (RBP). Remuneration of MRTs is subject to the 2:1 maximum ratio of variable to fixed remuneration. A total of 1,641 (2016: 1,561) individuals were MRTs in 2017. Capital requirements regulation (CRR) quantitative disclosures on MRTs are set out on pages 189 to 191 of Barclays PLC 2017 Pillar 3 Report.

The remuneration of employees engaged in control functions is determined independently from the business they support and within the parameters of the incentive pool allocated to them by the Committee. Remuneration for control function employees is less weighted towards variable remuneration as compared to front office employees and variable remuneration is typically limited to one times fixed remuneration. This leads to less volatility in overall control function remuneration as compared to front office outcomes.

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

The ability to recognise performance through variable remuneration enables the Group to control its cost base flexibly and to react to events and market circumstances. Bonuses remain a key feature of remuneration practice in the highly competitive and mobile market for talent in the financial services sector. The Committee is careful to control the proportion of variable to fixed remuneration paid to individuals and also to ensure an appropriate amount is deferred to future years.

The typical deferral structures are:

	For MRTs:		For non-MRTs:
	Incentive award	Amount deferred	Incentive award	Amount deferred

	< £500,000	40% of total award	Up to £65,000	0%

	£500,000 to £1,000,000	60% of total award	> £65,000	Graduated level of deferral

	> £1,000,000	60% up to £1,000,000
100% above £1,000,000

Deferred bonuses are generally delivered in equal portions as deferred cash and deferred shares subject to the rules of the deferred cash and share plans (as amended from time to time) and continued service. Deferred bonuses are subject to either a 3, 5 or 7 year deferral period in line with regulatory requirements.

Where dividend equivalents cannot be delivered on deferred bonus shares, the number of deferred bonus shares awarded will be calculated using a share price discounted to reflect the absence of dividend equivalents during the vesting period.

Share plans

Alignment of senior employees with shareholders is achieved through deferral of incentive pay. We also encourage wider employee shareholding through the all-employee share plans. 86% of the global employee population is eligible to participate (up from 82% in 2016).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 57

Governance: Remuneration report

Directors’ remuneration policy

This section sets out a summary of the Barclays’ forward-looking DRP and is provided for information only. The DRP was approved at the 2017 AGM held on 10 May 2017 and applies for three years from that date. The full DRP can be found on pages 108 to 120 of the 2016 Annual Report or at home.barclays/annualreport.

Remuneration policy summary – executive Directors

Element and purpose	Operation	Implementation in 2018

Fixed Pay To reward skills and experience appropriate for the breadth and depth of the role and to provide the basis for a competitive remuneration package

Fixed Pay is determined with reference to market practice and historical market data (on which the Committee receives independent advice), and reflects the individual’s experience and role.

Total compensation is benchmarked against comparable roles in banks.

50% of Fixed Pay is delivered in cash (paid monthly), and 50% is delivered in shares. The shares are delivered quarterly and are subject to a holding period with restrictions lifting over five years (20% each year). As the executive Directors beneficially own the shares, they will be entitled to any dividends paid on those shares.

There are no performance measures.

Malus and clawback provisions do not apply to Fixed Pay.

No change from 2017. ◾ Jes Staley: £2,350,000 ◾ Tushar Morzaria: £1,650,000 These amounts are fixed and will not change during the policy period for these individuals.

Pension To enable executive Directors to build long-term retirement savings	Executive Directors receive an annual cash allowance in lieu of participation in a pension arrangement.	No change from 2017. ◾ Jes Staley: £396,000 ◾ Tushar Morzaria: £200,000 These amounts are fixed and will not change during the policy period for these individuals.

Benefits To provide a competitive and cost effective benefits package appropriate to the role and location

Executive Directors’ benefits provision includes, but is not restricted to, private medical cover, annual health check, life and ill health income protection, car cash allowance, and use of a Company vehicle and driver when required for business purposes.

In addition to the above, if an executive Director were to relocate, additional support would be provided for a defined and limited period of time in line with Barclays’ general employee mobility policy. Barclays will pay the tax on relocation costs but will not tax equalise and will also not pay tax on any other employment income.

No change from 2017.

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

The performance measures include financial and non-financial measures which also include risk-related measures and personal objectives. Financial measures will be at least 60% of the bonus opportunity. The Committee has discretion to vary the measures and their respective weighting within each category.

Annual bonuses are delivered as a combination of cash and shares, a proportion of which may be deferred and/or subject to a holding period.

Deferral proportions and vesting profiles will be structured so that, in combination with any LTIP award, the proportion of variable pay that is deferred is no less than that required by regulations.

Dividend equivalents are payable on vested deferred bonus shares. If dividend equivalents are not permissible under regulations, the number of shares to be awarded will be determined using a share price discounted by reference to the expected dividend yield.

A notional discount may be applied to deferred bonuses for the purposes of calculating the 2:1 cap to the extent permitted by regulations.

Awards are subject to malus during the vesting period and clawback for a period of seven years (10 years in specific circumstances) from the date of award.

Details of performance measures are set out on page 67.

Shares issued are subject to a holding period of one year after vesting.

As dividend equivalents are not permissible under regulations, the number of shares to be awarded will be calculated using a share price discounted to reflect the absence of dividend equivalents during the vesting period.

58 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Element and purpose	Operation	Implementation in 2018

Annual bonus continued

Non-deferred cash components of any bonus are paid following the performance year to which they relate, normally in March. Non-deferred share bonuses are also awarded normally in March and are subject to a holding period (after the payment of tax) in line with regulations.

Deferred share bonuses are structured so that no deferred shares vest faster than permitted by regulations (currently in five equal tranches with the first vesting on or around the third anniversary of grant and the last tranche vesting on or around the seventh anniversary of grant). Any shares that vest are subject to an additional holding period (after payment of tax) in line with regulations.

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

Forward-looking performance measures will be based on financial performance and other long-term strategic measures. Financial measures will be at least 70% of the total opportunity. Straight line vesting applies between threshold and maximum for the financial measures with no more than 25% vesting at threshold performance.

LTIP awards are structured so that when combined with the annual bonus the proportion of variable pay that is deferred is no less than that required by regulations.

The Committee has discretion to vary the measures year on year and their respective weighting within each category. The Committee also has discretion to amend targets, measures and the number of awards in exceptional circumstances and to reduce the vesting of any award, including to nil, if it deems that the outcome is not consistent with performance.

Dividend equivalents are payable on vested deferred shares. If dividend equivalents are not permissible under the regulations, the number of shares to be awarded will be determined using a share price discounted by reference to the expected dividend yield.

A notional discount may be applied to LTIP awards for the purposes of calculating the 2:1 cap to the extent permitted by regulations.

Awards are subject to malus during the vesting period and clawback for a period of seven years (10 years in specific circumstances) from the date of award.

No LTIP award vests before the third anniversary of grant and an award vests no faster than permitted by regulations (currently in five equal tranches with the first tranche vesting on or around the third anniversary of grant and the last tranche vesting on or around the seventh anniversary of the grant date). Any shares that vest are subject to an additional holding period (after payment of tax) in line with regulations.

Details of performance measures and targets for awards to be made in 2018 (in respect of 2017) are set out on page 65.

For awards to be made in respect of 2018, the measures and targets will be determined at the end of 2018 for the performance period commencing on 1 January 2019.

On vesting, the award is subject to a holding period of one year.

As dividend equivalents are not permissible under regulations, the number of shares to be awarded will be calculated using a share price discounted to reflect the absence of dividend equivalents during the vesting period.

Shareholding requirement To further enhance the alignment of shareholders’ and executive Directors’ interests in long-term value creation

Executive Directors must build up a shareholding of 200% of Total fixed pay (i.e. Fixed Pay plus Pension) within five years from the date of appointment as executive Director.

Executive Directors must also continue to hold a shareholding of 100% of Total fixed pay (or pro-rata thereof) for two years post-termination.

No change from 2017. (Equivalent to 457% of salary for the Group Chief Executive under the previous DRP.)

Executive Directors are also entitled to participate in all employee share plans, for example Barclays Sharesave and Barclays Sharepurchase, on the same basis as all other employees.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 59

Governance: Remuneration report

Directors’ remuneration policy

Remuneration policy summary – non-executive Directors

Element and purpose	Operation	Implementation In 2018

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

No change from 2017.

Benefits

The Chairman is provided with private medical cover subject to the terms of the Barclays’ scheme rules from time to time, and is provided with the use of a Company vehicle and driver when required for business purposes.

Benefits which are minor in nature and do not exceed a cost of £500 may be provided to non-executive Directors in specific circumstances.

No change from 2017.

Expenses	The Chairman and non-executive Directors are reimbursed for any reasonable and appropriate expenses incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays.	No change from 2017.

Service contracts and letters of appointment

All executive Directors have a service contract whereas all non-executive Directors have a letter of appointment. Copies of the service contracts and letters of appointment are available for inspection at the Company’s registered office. The dates of the current Directors’ service contracts and letters of appointment are shown in the table below.

Effective date
Chairman
John McFarlane	1 January 2015 (non-executive Director), 24 April 2015 (Chairman)
Executive Directors
Jes Staley	1 December 2015
Tushar Morzaria	15 October 2013
Non-executive Directors
Mike Ashley	18 September 2013
Tim Breedon	1 November 2012
Sir Ian Cheshire	3 April 2017
Mary Francis	1 October 2016
Crawford Gillies	1 May 2014
Sir Gerry Grimstone	1 January 2016
Reuben Jeffery III	16 July 2009
Matthew Lester	1 September 2017
Dambisa Moyo	1 May 2010
Diane Schueneman	25 June 2015
Mike Turner	1 January 2018

60 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Governance: Remuneration report

Annual report on Directors’ remuneration

This section explains how our Directors’ remuneration policy was implemented during 2017.

Executive Directors

Executive Directors: Single total figure for 2017 remuneration

The following table shows a single total figure for 2017 remuneration in respect of qualifying service for each executive Director together with comparative figures for 2016.

	Fixed Pay[a]		Taxable benefits		Annual bonus		LTIP		Pension		Total
	£000		£000		£000		£000		£000		£000
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Jes Staley[b]	2,350	2,350	62	169	1,065	1,318	–	–	396	396	3,873	4,233
Tushar Morzaria[c]	1,614	1,550	44	44	747	854	882	1,008	200	200	3,487	3,656

Notes

a The 2016 figures for Fixed Pay relate to Salary and RBP.

b Jes Staley’s 2016 benefits figure includes relocation expenses.

c Tushar Morzaria’s Fixed Pay increased to £1,650,000 with effect from 10 May 2017.

Additional information in respect of each element of pay for the executive Directors

Fixed Pay

Fixed Pay was introduced for 2017, replacing Salary and RBP, and is delivered 50% in cash and 50% in shares (subject to a 5 year holding period lifting pro-rata).

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, relocation, car allowance, the use of a Company vehicle and driver when required for business purposes and other benefits that are considered minor in nature.

Annual bonus

Annual bonuses are typically awarded in Q1 following the financial year to which they relate. The Committee considered the executive Directors’ performance against the financial (60% weighting) and strategic/non-financial (20% weighting) performance measures which had been set to reflect company priorities for 2017. Performance against their individual personal objectives (20% weighting) was assessed on an individual basis.

2017 annual bonus outcomes

Financial (60% weighting)

The approach taken to assessing financial performance against each of the financial measures was based on a straight-line outcome between 25% for threshold performance and 100% applicable to each measure for achievement of maximum performance.

The formulaic outcome from 2017 performance against the financial measures set at the beginning of the year gave a total of 22.5% out of 60% being payable attributable to those measures. A summary of the assessment is provided in the following table.

Financial performance measure	Weighting	Threshold 25%	Maximum 100%	2017 Actual	2017 Outcome
Profit before tax (excluding material items)	22.5%	£5.10bn	£6.20bn	£4.24bn	0%
CET1 ratio	22.5%	12.6%	13.0%	13.3%	22.5%
Cost: income ratio (excluding material items)	15.0%	67.0%	63.0%	70.0%	0%
Total Financial	60%				22.5%

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 61

Governance: Remuneration report

Annual report on Directors’ remuneration

Strategic (20% weighting)

Progress in relation to each of the strategic measures, organised around three main categories, was assessed by the Committee. The Committee used the following scale in relation to each measure: 0% to 1% firmly below performance expectations, 1.5% to 3% slightly below performance expectations, 3.5% to 5.5% meeting or slightly exceeding performance expectations, and 6% to 7% clearly above performance expectations. Based on this approach to assessing performance against 2017 Group Performance Measurement Framework milestones, the Committee agreed a 13% outcome out of a maximum of 20%. The assessment is provided in the following table.

	Measure	2017 Outcome
Customer and Client	◾ We have continued to make progress with our customer and client agenda. However, complaints remain an ongoing area of focus for management and the Board	3.0%

◾ Barclays Relationship Net Promoter Score (NPS) ended the year with an improved score of +14 (2016: +10) while Barclaycard UK Relationship NPS remained relatively flat (2017: +9). Barclaycard International business also continued to perform well on Relationship NPS

◾ Underlying UK complaint volumes (Barclays UK, excluding PPI) reduced 13% year on year, however, there has been a small increase in PPI complaints (up 2% year on year) driven largely by the FCA deadline announcement. Barclays UK complaint volumes, including PPI, were down 7% year on year. Barclays International complaints reduced by 19% year on year. Complaints reduction remains a priority across the Group, and despite improvements in 2017, Barclays has more work to do, as can be seen from our position in the H1 2017 FCA complaints tables in the UK

	◾ The number of customers and clients in the UK using our digital services on a regular basis has increased to over 10 million customers (2016: nearly 9.5m)

◾ In our home markets of the UK and US, our CIB ranked 6th place by fee share across M&A, equity and debt capital markets and syndicated loan transactions (2016: 5th); and we were highly encouraged by the 1st place CIB ranking in the UK (Dealogic).

Colleague	◾ Overall this has been a year of progress on increasing the diversity of our workforce and in building an inclusive and engaged culture	4.5%
	◾ Employee sustainable engagement improved by 3% year on year to 78%, with the majority of key survey question results recording improvements and the rest remaining stable

◾ We remain focused on improving our gender diversity. We have made a 1% improvement in the percentage of female Managing Directors and Directors to 23% (on a like for like basis excluding Africa). Recognising the importance of strengthening our talent pipeline, we also have an ambition for 50% female graduate hires and have ended 2017 at 40%

◾ External recognition includes: Stonewall recognising Barclays as one of 12 Top Global Employers; the Human Rights Campaign awarding Barclays 100% on their corporate equality index; Working Families UK recognising Barclays as one of the top 10 Employers for Working Families in 2017; and Barclays was acknowledged as a Top 50 Employer through the Social Mobility Employer Index in 2017.

Citizenship	◾ This has been a very positive year in the Citizenship space, with further progress in many areas ◾ We helped upskill over 2.1 million people (2016 1.7 million), driven by a range of regional employability partnerships and our flagship LifeSkills programme in the UK	5.5%
	◾ Barclays delivered £31.7bn in financing for selected social and environmental segments (2016: £30.5bn)

◾ We helped empower around 205,000 people (2016: 249,000) through initiatives such as: Barclaycard Initial for those with a limited credit history; our Digital Eagles network, comprised of specially trained Barclays’ employees working to provide free technology support to customers and non-customers; and the continued development of learning platforms

	◾ We reduced carbon emissions by 26.1% against the 2015 baseline, making good progress against our target of 30% reduction by 2018
	◾ We also achieved 89% (2016: 88%) on-time payment by value to our suppliers, ahead of our target of 85%, and published an updated Statement on Modern Slavery.
		13% out of 20%

Further details on the Group Performance Measurement Framework can be found on pages 15 to 22.

62 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Individual outcomes including assessment of personal objectives

Performance against each of the executive Directors’ individual personal objectives (20% weighting overall) was assessed by the Committee on an individual basis.

(i) Jes Staley

A summary of the assessment for Jes Staley against his specific performance measures is provided in the following table.

Performance measure		Weighting	2017 Outcome
Financial	See table on page 61	60%	22.5%
Strategic	See table on page 104	20%	13.0%
Personal objectives	Judgemental assessment – see below	20%	13.0%
Total		100%	48.5%
Final outcome approved by the Remuneration Committee			48.5%

The Committee assessed Jes Staley’s performance against his 2017 personal objectives (as set out on page 126 of the 2016 Annual Report). In relation to the joint personal objectives, the Committee has taken account of delivery against financial commitments including achieving the end state target range for the CET1 ratio as well as improvements to our cost: income ratio, while recognising that there is still some way to go in getting returns where management, the Board and our investors expect them to be. The Committee has also recognised the early closure of Non-Core and successful reintegration of remaining assets/businesses into Core as well as the achievement of the accounting deconsolidation and proportional regulatory consolidation of BAGL. It noted that the Structural Reform programme has been well executed, with the launch of the Group Service Company achieved. The Committee noted the significant work that has taken place in planning following the EU referendum outcome. Risk and control have also continued to be managed effectively, with further progress in resolving legacy conduct and litigation matters.

In relation to his individual objectives, the Committee recognises that Jes Staley has made continued progress towards ensuring a high performing culture in line with our Values, and employee engagement has been strengthened in 2017. Barclays has made improvements in some customer and client metrics such as a reduction in customer complaints, while noting the need for further improvement. Succession planning for senior roles has been improved, and continued progress made in improving the percentage of women in senior leadership roles (5th consecutive year increasing the percentage of female Managing Directors and Directors). Finally, significant improvements have been made to the Group's control environment, with a focus on operations and technology infrastructure, particularly through the establishment of the Group Service Company.

While recognising the strong strategic delivery, given some of the remaining challenges, particularly around returns, the Committee judged that 13% of a maximum of 20% attributable to individual objectives was appropriate.

In aggregate, the performance assessment for Jes Staley resulted in an overall formulaic outcome of 48.5% of maximum bonus opportunity being achieved. The Committee considered the outcome and agreed that a 2017 annual bonus of £1,065,000 (48.5% of maximum) was appropriate, of which 62.4% is deferred under the Share Value Plan in line with the Group-wide deferral structure.

(ii) Tushar Morzaria

A summary of the assessment for Tushar Morzaria against his specific performance measures is provided in the following table.

Performance measure		Weighting	2017 Outcome
Financial	See table on page 61	60%	22.5%
Strategic	See table on page 104	20%	13.0%
Personal objectives	Judgemental assessment – see below	20%	15.0%
Total		100%	50.5%
Final outcome approved by the Remuneration Committee			50.5%

The Committee assessed Tushar Morzaria’s performance against his 2017 personal objectives (as set out on page 126 of the 2016 Annual Report). In relation to the joint personal objectives, the Committee recognised Tushar Morzaria's contribution to the financial outcomes, including achieving the end state target range for the CET1 ratio as well as improvements to our cost: income ratio. The Committee also recognised that Tushar Morzaria had been instrumental in the execution of the strategy including the closure of Non-Core, the accounting deconsolidation and proportional regulatory consolidation of BAGL and the Structural Reform programme in the UK. He has also made significant contributions to Barclays' planning in response to the EU referendum outcome and plays a key leadership role in managing risk and control as well as settling legacy conduct and litigation issues.

In relation to his individual objectives, the Committee recognises that he is extremely well respected by both internal and external stakeholders including the Board, regulators, stakeholders, investors and colleagues across the organisation, effectively managing external relationships and the reputation of the Group. He has also continued to strengthen his team within Finance and has exemplified the Values expected by the Board - he is tireless in his commitment to the organisation and defines the notion of partnership. Given his strong personal performance during 2017, the Committee judged that 15% of a maximum 20% attributable to individual objectives was appropriate.

In aggregate, the performance assessment for Tushar Morzaria resulted in an overall formulaic outcome of 50.5% of maximum bonus opportunity being achieved. The Committee considered the outcome and agreed that a 2017 annual bonus of £747,000 (50.5% of maximum) was appropriate, of which 46.5% is deferred under the Share Value Plan in line with the Group-wide deferral structure.

In line with the DRP, and due to the regulations prohibiting dividend equivalents being paid on unvested deferred share awards, the number of shares awarded to each executive Director under the Share Value Plan will be calculated using a share price at the date of award, discounted to reflect the absence of dividend equivalents during the vesting period. The valuation will be aligned to IFRS 2, with the market expectations of dividends during the deferral period being assessed by an independent adviser. These shares will vest in five equal tranches from the third to seventh anniversary (subject to the rules of the Share Value Plan as amended from time to time). All shares (whether deferred or not) are subject to a further one year holding period from the point of release. 2017 bonuses are subject to clawback provisions and, additionally, unvested deferred 2017 bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 63

Governance: Remuneration report

Annual report on Directors’ remuneration

LTIP

The LTIP amount included in Tushar Morzaria’s 2017 single total figure is the value of the amount scheduled to be released in relation to the LTIP award granted in 2015 in respect of performance period 2015-2017 (by reference to Q4 2017 average share price). As Jes Staley was not a participant in this cycle, the LTIP figure in the single figure table is zero for him. Release is dependent on, among other things, performance over the period from 1 January 2015 to 31 December 2017 with straight-line vesting applied between the threshold and maximum points. The performance achieved against the performance targets is as follows:

Performance measure	Weighting	Threshold	Maximum vesting	Actual	% of award vesting
Net generated equity[a]	30%	7.5% of award vests for Net generated equity of £1,363m	Net generated equity of £1,844m	£3,427m	30.0%
Core return on risk weighted assets (RoRWA) excluding own credit	20%	5% of award vests for average annual Core RoRWA of 1.34%	Average annual Core RoRWA of 1.81%	0.68%	0.0%
Non-Core drag on return on equity (RoE) excluding material items	10%	2.5% of award vests for Non-Core drag on RoE of -4.02%	Non-Core drag on RoE of -2.97%	-3.85%	3.7%
Loan loss rate	10%	2.5% of award vests for average annual loan loss rate of 70bps	Average annual loss rate of 55bps or below	54bps	10.0%
Balanced Scorecard	30%	Performance against the Balanced Scorecard was assessed by the Committee to determine the percentage of the award that may vest between 0% and 30%. Each of the 5Cs in the Balanced Scorecard has equal weighting.		See below	9.0%
Total					52.7%

Note

a Net generated equity is a metric which converts changes in the CET1 ratio into an absolute capital equivalent measure. The measure is expressed as an average over the period.

A summary of the Committee’s assessment against the Balanced Scorecard performance measure over the three year performance period is provided below.

Category	Weighting	Performance	Vesting out of maximum 6% for each ‘C’
Customer and Client	6%	◾ Barclays UK Relationship NPS ended the year with a score +14, with improvement also seen in Barclaycard UK Relationship NPS (c.+2). However, performance against peers remained 4th throughout the period, below our 2018 target of 1st ◾ Client Franchise Rank remained stable at 5th throughout the period. While this is a positive result given our shift in strategy to focus more narrowly on geographies and businesses of strength in the Investment Bank, we are not on track to achieve the 2018 target of Top 3.	1%
Colleague	6%	◾ Continued improvement of +1% per year in the female representation across senior leadership roles (on a like for like basis excluding Africa) to 23% at the end of 2017 ◾ Colleague engagement improved from 74% in 2014 to 75% in 2015 and 2016 and to 78% in 2017. However engagement remains significantly below our 2018 targets.	2%
Citizenship	6%	◾ Met or exceeded 10/11 initiatives in 2015 and 6/6 Shared Growth Ambition goals in 2016 and 2017. Of particular note: – Financing to social and environmental segments rising to £31.7bn in 2017 – Global carbon emissions decreased 26.1% against the 2015 baseline – Supplier payment on time exceeded target of 85% throughout the period.	4%
Conduct	6%	◾ Conduct reputation, as measured by the YouGov survey, has remained at 5.4 over the period and below our 2018 target of 6.5.	0%
Company	6%	◾ Significant strengthening in the CET1 ratio over the period, with the CET1 ratio now within our end-state target range	2%
		◾ However, returns excluding material items (both RoE and RoTE) were below target through much of the period
		◾ Cost: income ratio improved but still below long term target.
Total	30%		9%

The LTIP award is also subject to a discretionary underpin whereby the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should be considered for release at 52.7% of the maximum number of shares under the total award. The shares are scheduled to be released in March 2018. After release, the shares are subject to an additional two year holding period.

Pension

Executive Directors are paid cash in lieu of pension contributions. The cash allowance in 2017 was £396,000 for Jes Staley and £200,000 for Tushar Morzaria. No other benefits were received by the executive Directors from any Barclays’ pension plans.

64 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Executive Directors: other LTIP awards

The Directors’ remuneration reporting regulations require inclusion in the single total figure of only the value of the LTIP awards whose last year of performance ends in the relevant financial year and whose vesting outcome is known. For 2017, this is the award to Tushar Morzaria under the 2015-2017 LTIP cycle and further details are set out on page 64. This section sets out other LTIP cycles in which the executive Directors participate, the outcome of which remains dependent on future performance.

LTIP awards to be granted during 2018

The Committee decided to make an award under the 2018-2020 LTIP cycle to Jes Staley and Tushar Morzaria (based on their performance in 2017) with a face value at grant of 120% of their respective Total fixed pay at 31 December 2017.

The 2018-2020 LTIP award will be subject to the following forward-looking performance measures.

Performance measure	Weighting	Threshold	Maximum vesting
Average Return on tangible equity (RoTE) excluding	50%	10% of award vests for average RoTE of 7.75% (based on an assumed CET1 ratio of c.13%)	Average RoTE of 10.25%
material items

Vesting of this element will depend on CET1 levels during the performance period:

◾  If CET1 goes below the mandatory distribution restrictions (MDR) hurdlea in any year of the period, no part of the RoTE element will vest

◾  If CET1 goes below the MDR hurdle +150bps but remains above the hurdle during the period, the Committee will exercise its discretion to determine what portion of the RoTE element should vest, based on the causes of the CET1 reduction.

Average cost: income ratio excluding material items	20%	4% of award vests for average cost: income ratio of 62.5%	Average cost: income ratio of 58%
Risk Scorecard	15%	The Risk Scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework reviewed with the regulators. The current framework measures performance against three broad categories - Capital and Liquidity, Control Environment and Conduct - using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective disclosure will be made in the 2020 Remuneration report, subject to commercial sensitivity no longer remaining.
Strategic/Non-financial	15%

The evaluation will focus on key performance measures from the Group Performance Measurement Framework, with a detailed retrospective narrative on progress throughout the period against each category. Performance against the Strategic/Non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 15%. The measures are organised around three main categories: Customer and Client, Colleague and Citizenship. Each of the three main categories has equal weighting. Measures will likely include, but will not be limited to, the following:

◾  Customer and Client: NPS for consumer businesses, client rankings and market shares for the CIB, complaints performance and volume of lending provided to customers and clients.

◾  Colleague: Diversity and Inclusion statistics (including women in senior leadership), Employee sustainable engagement survey scores and conduct and culture measures.

◾  Citizenship: Delivery against our Shared Growth Ambition, Colleague engagement in Citizenship activities and external benchmarks and surveys.

Note

a The CET1 ratio underpin in 2018 will reference the expected end-state MDR hurdle, currently expected to be 11.4%.

Straight-line vesting applies between the threshold and maximum points in respect of the financial measures.

The award is subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 65

Governance: Remuneration report

Annual report on Directors’ remuneration

Outstanding LTIP awards

(i) LTIP awards granted during 2016

The performance measures for the awards made under the 2016-2018 LTIP cycle are as follows:

Performance measure	Weighting	Threshold	Maximum vesting
Return on tangible equity	25%	6.25% of award vests for average RoTE	Average RoTE of 10.0%
(RoTE) excluding material		of 7.5%
items		CET1 ratio must remain at or above an acceptable level for any of this element to vest. The threshold will be reviewed and set annually based on market conditions and regulatory requirements (11.3% on 31 December 2018)
CET1 ratio as at 31 December 2018	25%	6.25% of award vests for CET1 ratio of 11.6%	CET1 ratio of 12.7%
Cost: income ratio excluding	20%	5% of award vests for average cost: income	Average cost: income ratio of 58%
material items		ratio of 66%
Risk Scorecard	15%	Performance against the Risk Scorecard is assessed by the Committee, with input from the Group Risk function, Board Risk Committee and Board Reputation Committee as appropriate, to determine the percentage of the award that may vest between 0% and 15%. Since its introduction in 2016, the Risk Scorecard has been aligned by the Committee to the annual incentive risk alignment framework reviewed with the regulators. Following this alignment, the current framework measures performance against three broad categories – Capital and Liquidity, Control Environment and Conduct – using a combination of quantitative and qualitative metrics. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective disclosure of performance will be made in the 2018 Remuneration report subject to commercial sensitivity no longer remaining.
Balanced Scorecard	15%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 15%. Each of the 5Cs in the Balanced Scorecard has equal weighting. Assessment will be made against progress towards the 2018 targets.

Straight-line vesting applies between the threshold and maximum points in respect of the financial measures.

The award is subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group.

(ii) LTIP awards granted during 2017

An award was made to Jes Staley and Tushar Morzaria on 23 June 2017 under the 2017-2019 LTIP cycle at a share price on the date of grant of £1.9545, in accordance with our DRP. This is the price used to calculate the face value below.

	% of Total fixed pay	Number of shares	Face value at grant	Performance period
Jes Staley	120%	1,685,955	3,295,200	2017-2019
Tushar Morzaria	120%	1,074,443	2,100,000	2017-2019

The performance measures for the 2017-2019 LTIP awards are as follows:

Performance measure	Weighting	Threshold	Maximum vesting
Return on tangible equity (RoTE) excluding material	25%	6.25% of award vests for average RoTE excluding material items of 7.5%	Average RoTE excluding material items of 9.5%
items		CET1 ratio must remain at or above an acceptable level for any of this element to vest. The threshold will be reviewed and set annually based on market conditions and regulatory requirements (11.3% on 31 December 2018)
CET1 ratio as at 31 December 2019	25%	6.25% of award vests for CET1 ratio 100 basis points above the MDR hurdle	CET1 ratio 200 basis points above the MDR hurdle
Cost: income ratio excluding	20%	5% of award vests for average cost:	Average cost: income ratio of 58%
material items		income ratio of 63%
Risk Scorecard	15%	The Risk Scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework reviewed with the regulators. The current framework measures performance against three broad categories – Capital and Liquidity, Control Environment and Conduct – using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective disclosure will be made in the 2019 Remuneration report.
Strategic/Non-Financial	15%

The evaluation will focus on key performance measures from the Group Performance Measurement Framework, with a detailed retrospective narrative on progress throughout the period against each category. Performance against the Strategic/Non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 15%. The measures are organised around three main categories: Customer and Client, Colleague and Citizenship. Each of the three main categories has equal weighting. Measures will likely include, but will not be limited to, the following:

◾  Customer and Client: NPS for consumer businesses, Client rankings and market shares for the Corporate and Investment Bank, complaints performance and volume of lending provided to customers and clients.

◾  Colleague: Diversity and Inclusion statistics (including women in senior leadership), Employee sustainable engagement survey scores and conduct and culture measures.

◾  Citizenship: Delivery against our Shared Growth Ambition, Colleague engagement in Citizenship activities and external benchmarks and surveys.

66 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Straight-line vesting applies between the threshold and maximum points in respect of the financial measures.

The award is subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group.

Executive Directors: Statement of implementation of remuneration policy in 2018

The executive Directors’ package for 2018 can be summarised as follows. Further details can be found on pages 58 to 59.

	Jes Staley	Tushar Morzaria	Comments
Fixed Pay	£2,350,000	£1,650,000	No change from 2017.
Pension	£396,000	£200,000	No change from 2017.
Maximum Bonus	80% of Total fixed pay[a]	80% of Total fixed pay[a]	Total variable opportunity unchanged.
Maximum LTIP	120% of Total fixed pay[a]	120% of Total fixed pay[a]	Bonus and LTIP combined for regulatory
			deferral purposes.

Note

a Total fixed pay is defined as Fixed Pay plus Pension.

2018 Annual bonus performance measures

Performance measures with appropriately stretching targets have been selected to cover a range of financial and non-financial goals that support the key strategic objectives of the Company. The performance measures and weightings are shown below.

Financial (60% weighting)	◾	Proffit before tax excluding material items (40% weighting)
Payout of this element will depend on the CET1 ratio during the performance year:
A performance target range has been set for each financial measure.		–	If CET1 goes below the expected end-state MDR hurdle[a] during the year, no part of this element will pay out
		–	If CET1 goes below the end-state MDR hurdle + 150bps but remains above the hurdle during the period, the Committee will exercise its discretion to determine what portion of this element should pay out, based on the causes of the CET1 reduction
	◾	Cost: income ratio excluding material items (20% weighting).
Strategic/Non-financial (20% weighting)	The evaluation will focus on key performance measures from the Group Performance Measurement Framework, with a detailed retrospective narrative on progress during the year against each category. Performance against the Strategic/Non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. The measures are organised around three main categories: Customer and Client, Colleague and Citizenship. Each of the three main categories has equal weighting.
Measures will likely include, but will not be limited to, the following:
	◾	Customer and Client: NPS for consumer businesses, Client rankings and market shares for the Corporate and Investment Bank, complaints performance and volume of lending provided to customers and clients
	◾	Colleague: Diversity and Inclusion statistics (including women in senior leadership), Employee sustainable engagement survey scores and conduct and culture measures
	◾	Citizenship: Delivery against our Shared Growth Ambition, Colleague engagement in Citizenship activities and external benchmarks and surveys.
Personal (20% weighting)	The executive Directors have the following joint personal objectives for 2018:
	◾	deliver on 2018 financial goals such that we remain on track to achieve our returns targets
	◾	seek opportunities for further cost savings and optimise the capital allocation within the Group
	◾	complete the Structural Reform programme successfully, ensuring the UK ring-fenced bank is fully operational
	◾	finalise the implementation plan for an effective Brexit outcome
	◾	continue to drive strategic initiatives to enhance growth in shareholder value in the medium term
	◾	manage risk and control effectively and make continued progress in resolving outstanding conduct matters.

In addition, individual personal objectives for 2018 are as follows:

Jes Staley:
	◾	continue to strengthen the Bank’s cyber readiness, operational and financial controls
	◾	further improve customer and client satisfaction, with a particular focus on reducing the number of overall complaints
	◾	as part of the ongoing succession planning for Group and Business Unit/Functional Executive Committees, continue the focus on improving the percentage of women in senior leader positions.

Tushar Morzaria:
	◾	continue to strengthen team performance (especially following the creation of the Group Service Company), talent base and employee engagement in Group Finance, Tax and Treasury
	◾	demonstrate effective management of external relationships and reputation.

Note

a The end-state MDR hurdle is currently expected to be 11.4%.

Detailed calibration of the Financial targets is commercially sensitive and it is not appropriate to disclose this information externally on a prospective basis. Disclosure of achievement will be made in the 2018 Annual Report subject to the targets no longer being commercially sensitive. The Committee may exercise its discretion to amend the formulaic outcome of assessment against the targets. Any exercise of discretion will be disclosed and explained.

Illustrative scenarios for executive Directors’ remuneration

The charts below show the potential value of the current executive Directors’ 2018 total remuneration in three scenarios: ‘Minimum’ (i.e. Fixed Pay, Pension and benefits), ‘Maximum’ (i.e. Fixed Pay, Pension, benefits and the maximum variable pay that may be awarded) and ‘Mid-point’ (i.e. Fixed Pay, Pension, benefits and 50% of the maximum variable pay that may be awarded). For the purposes of these charts, the value of benefits is based on an estimated annual value for 2018. The scenarios do not reflect share price movement between award and vesting.

A significant proportion of the potential remuneration of the executive Directors is variable and is therefore performance-related. It is also subject to deferral, additional holding periods, malus and clawback.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 67

Governance: Remuneration report

Annual report on Directors’ remuneration

In the above illustrative scenarios, benefits include regular contractual benefits. Additional ad hoc benefits may arise, for example, overseas relocation of executive Directors, but will always be provided in line with the DRP.

Performance graph and table

The performance graph below illustrates the performance of Barclays over the financial years from 2009 to 2017 in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. The index has been selected because it represents a cross-section of leading UK companies.

In addition, the table below provides a summary of the total remuneration of the relevant Group Chief Executive over the same period as the above graph. For the purpose of calculating the value of the remuneration of the Group Chief Executive, data has been collated on a basis consistent with the ‘single figure’ methodology.

The table also provides pay ratios of the Group Chief Executive’s total remuneration to average remuneration for UK employees and the Group Executive Committee (Group ExCo) respectively.

Year	2009	2010	2011		2012				2013		2014				2015				2016		2017
Group Chief Executive	John Varley	John Varley	Bob Diamond		Bob Diamond	[a]	Antony Jenkins	[b]	Antony Jenkins		Antony Jenkins		Antony Jenkins	[b]	John McFarlane	[c]	Jes Staley	[d]	Jes Staley		Jes Staley
Group Chief Executive single figure of total remuneration £000s	2,050	4,567	11,070	[e]	1,892		529		1,602		5,467	[f]	3,399		305		277		4,233		3,873
Annual bonus against maximum opportunity %	0%	100%	80%		0%		0%		0%		57%		48%		N/A		N/A		60%		48.5%
Long-term incentive vesting against maximum opportunity %	50%	16%	N/A	[g]	0%		N/A	[g]	N/A	[g]	30%		39%		N/A	[g]	N/A	[g]	N/A	[g]	N/A	[g]
Ratio of single figure of total remuneration to:
UK employee median	75 x	165 x	391 x		84 x				54 x		175 x				126 x				137 x		119 x
UK employee mean	39 x	86 x	204 x		44 x				29 x		94 x				69 x				73 x		65 x
Ratio of single figure of total remuneration to:
Group ExCo median	0.5 x	1.0 x	2.4 x		1.2 x				0.4 x		2.2 x				1.6 x				1.1 x		1.0 x
Group ExCo mean	0.3 x	0.5 x	1.3 x		0.8 x				0.4 x		2.0 x				1.3 x				1.1 x		0.7 x

Notes

a	Bob Diamond left the Board on 3 July 2012.
b	Antony Jenkins became Group Chief Executive on 30 August 2012 and left the Board on 16 July 2015.
c	John McFarlane was Executive Chairman from 17 July 2015 to 30 November 2015. His fees, which remained unchanged, have been pro-rated for his time in the position. He was not eligible to receive a bonus or LTIP.
d	Jes Staley became Group Chief Executive on 1 December 2015.
e	This figure includes £5,745k tax equalisation as set out in the 2011 Remuneration report. Bob Diamond was tax equalised on tax above the UK rate where that could not be offset by a double tax treaty.
f	Antony Jenkins’ 2014 pay is higher than in earlier years since he declined a bonus in 2012 and 2013 and did not have LTIP vesting in those years.
g	Not a participant in a long-term incentive award which vested in the period.

As we focus on our fair pay agenda, we are publishing our CEO pay ratios two years in advance of the disclosure becoming a statutory requirement. The pay ratios compare amounts disclosed in the single total figure table for the Group Chief Executive to (a) the median and mean annual total compensation of all UK employees, and (b) the median and mean annual total compensation of the Group ExCo. Where there was more than one Group Chief Executive in a given year (2012 and 2015), the pay ratio references the sum of the Group Chief Executive single total figure for that year.

68 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

It is worth noting that the ratios can be volatile. This is a result of a number of factors, including the tenure of our Group Chief Executives and the variation in LTIP payouts (in some years, the Group Chief Executive may not be a participant in a vesting LTIP). Our current Group Chief Executive’s Fixed Pay is fixed for the duration of the current DRP, his 2017 bonus has reduced from 2016 and he has no LTIP vesting this year. This contrasts with the outcome for more junior populations where average fixed pay and average bonuses have increased between 2016 and 2017.

Percentage change in Group Chief Executive’s remuneration

The table below shows how the percentage change in the Group Chief Executive’s salary, benefits and bonus between 2016 and 2017 compared with the percentage change in the average of each of those components of pay for UK based employees.

	Fixed Pay	Benefits	Annual bonus
Group Chief Executive	0%	-63.3%	-19.2%
Average based on UK employees[a]	3.3%	0.6%	1.2%

Note

a Certain populations were excluded to enable a meaningful like for like comparison.

We have chosen UK based employees as the comparator group as it is the most representative for pay structure comparisons.

Relative importance of spend on pay

A year on year comparison of Group compensation costs and distributions to shareholders is shown below.

Total remuneration of the employees in the Barclays Group

The table below shows the number of employees in the Barclays Group as at 31 December 2016 and 2017 in bands by reference to total remuneration. Total remuneration comprises salary, RBP, other allowances, bonus and the value at award of LTIP awards.

Total remuneration of the employees in the Barclays Group

	Number of employees
	2017	2016	2016
Remuneration band		Constant currency	Actual
£0 to £25,000	31,406	33,434	33,989
£25,001 to £50,000	24,280	23,081	22,927
£50,001 to £100,000	17,604	16,942	17,063
£100,001 to £250,000	9,818	9,453	9,098
£250,001 to £500,000	2,113	2,183	2,093
£500,001 to £1,000,000	811	829	771
£1,000,001 to £2,000,000	262	273	264
£2,000,001 to £3,000,000	70	65	61
£3,000,001 to £4,000,000	21	26	21
£4,000,001 to £5,000,000	5	7	7
£5,000,001 to £6,000,000	7	9	9
Above £6,000,000	4	3	2

Barclays is a global business. Of those employees earning above £1m in total remuneration for 2017 in the table above, 61% are based in the US, 32% in the UK, and 7% in the rest of the world.

The number of employees paid above £1m is down year on year on a constant currency basis (369 in 2017 vs. 383 in 2016).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 69

Governance: Remuneration report

Annual report on Directors’ remuneration

Chairman and non-executive Directors

Remuneration for non-executive Directors reflects their responsibilities and time commitment and the level of fees paid to non-executive Directors of comparable major UK companies.

Chairman and non-executive Directors: Single total figure for 2017 fees

	Fees		Benefits		Total
	2017 £000	2016 £000	2017 £000	2016 £000	2017 £000	2016 £000
Chairman
John McFarlane	800	800	2	1	802	801
Non-executive Directors
Mike Ashley	215	207	–	–	215	207
Tim Breedon	225	220	–	–	225	220
Sir Ian Cheshire[a]	360	–	–	–	360	–
Mary Francis[b]	135	29	–	–	135	29
Crawford Gillies	195	195	–	–	195	195
Sir Gerry Grimstone[c]	375	250	–	–	375	250
Reuben Jeffery III	120	120	–	–	120	120
Matthew Lester[d]	45	–	–	–	45	–
Dambisa Moyo	135	135	–	–	135	135
Diane de Saint Victor[e]	38	118	–	–	38	118
Diane Schuenemanfg	308	232	–	–	308	232
Steve Thiekefh	87	221	–	–	87	221
Wendy Lucas-Bull[i]	–	64	–	–	–	64
Frits van Paasschen[j]	–	35	–	–	–	35
Total	3,038	2,626	2	1	3,040	2,627

Non-executive Directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays.

The Chairman is provided with private medical cover and the use of a Company vehicle and driver when required for business purposes.

Notes

a	Sir Ian Cheshire joined the Board as a non-executive Director and the Barclays UK Board as Chairman with effect from 3 April 2017. The 2017 figure includes fees of £300,000 for his role on the Barclays UK Board.
b	Mary Francis joined the Board as a non-executive Director with effect from 1 October 2016.
c	Sir Gerry Grimstone joined the Board as a non-executive Director from 1 January 2016 succeeding Sir Michael Rake as Senior Independent Director and Deputy Chairman. He was appointed Chairman of the Barclays International Divisional Board on 1 August 2017. His Board Deputy Chairman fees were reduced to £150,000 with effect from this appointment. The 2017 figure includes fees of £167,000 for his role on the Barclays International Divisional Board.
d	Matthew Lester joined the Board as a non-executive Director with effect from 1 September 2017.
e	Diane de Saint Victor retired from the Board with effect from 10 May 2017.
f	Diane Schueneman and Steve Thieke both served in 2016 on the US Governance Review Board and subsequently the board of the US intermediate holding company on its formation. The 2016 figures include fees of $138,000 and $150,000 respectively for their roles on the US Governance Review Board and the board of the US intermediate holding company. In 2016, Steve Thieke also waived fees of $63,000. The 2017 figures include fees of $170,000 and $63,000 respectively for their role on the board of the US intermediate holding company. In 2017, Steve Thieke also waived fees of $34,000.
g	Diane Schuneneman was appointed Chair of the Group Service Company Board on 1 September 2017. The 2017 figure includes fees of £41,000 for her role on the Group Service Company Board.
h	Steve Thieke retired from the Board with effect from 10 May 2017.
i	Wendy Lucas-Bull retired from the Board with effect from 1 March 2016. 2016 figures include fees received by Wendy Lucas-Bull for her role as Chairman of BAGL.
j	Frits van Paasschen retired from the Board with effect from 28 April 2016.

Chairman and non-executive Directors: Statement of implementation of remuneration policy in 2018

2018 fees, subject to annual review in line with policy, for the Chairman and non-executive Directors are shown below.

	1 January 2018 £000	1 January 2017 £000
Chairman[a]	800	800
Deputy Chairman[b]	250	250
Board member[c]	80	80
Additional responsibilities
Senior Independent Director	30	30
Chairman of Board Audit or Board Remuneration Committee	70	70
Chairman of Board Risk Committee	70	70
Chairman of Board Reputation Committee	50	50
Membership of Board Audit or Board Remuneration Committee	30	30
Membership of Board Reputation or Board Risk Committee	25	25
Membership of Board Nominations Committee	15	15

Notes

a	The Chairman does not receive any other additional responsibility fees in addition to the Chairman fees.
b	The Deputy Chairman does not receive any additional fees in respect of being a member or Chairman of Board Committees or for his role as Senior Independent Director. The current Deputy Chairman’s fees have been reduced to £150,000 with effect from his appointment as Chairman of the Barclays International Divisional Board.
c	The basic Board member fee payable to non-executive Directors was last increased in May 2011.

70 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Payments to former Directors

Former Group Finance Director: Chris Lucas

In 2017, Chris Lucas continued to be eligible to receive life assurance cover, private medical cover and payments under the Executive Income Protection Plan (EIPP). Full details of his eligibility under the EIPP were disclosed in the 2013 Directors’ Remuneration report. Chris Lucas did not receive any other payment or benefit in 2017.

Directors’ shareholdings and share interests

Executive Directors’ shareholdings and share interests

The chart below shows the value of Barclays’ shares held beneficially by Jes Staley and Tushar Morzaria as at 19 February 2018 that count towards the shareholding requirement of, as a minimum, Barclays’ shares worth 200% of Total fixed pay (i.e. Fixed Pay plus Pension). The current executive Directors have five years from their respective date of appointment to meet this requirement. At close of business on 19 February 2018, the market value of Barclays’ ordinary shares was £2.01.

Jes Staley (£000)			Tushar Morzaria (£000)

Requirement	£5,492		Requirement	£3,700
Actual		£9,132	Actual		£4,354

Interests in Barclays PLC shares

The table below shows shares owned beneficially by all the Directors and shares over which executive Directors hold awards which are subject to either deferral terms and/or performance measures. The shares shown below that are subject to performance measures are the maximum number of shares that may be released.

		Unvested		Total as at
	Owned outright	Subject to performance measures	Not subject to performance measures	31 December 2017 (or date of retirement from the Board, if earlier)	Total as at 19 February 2018
Executive Directors
Jes Staley	4,543,088	3,172,878	492,782	8,208,748	8,208,748
Tushar Morzaria	2,166,204	1,685,955	398,406	4,250,565	4,250,565
Chairman
John McFarlane	72,043	–	–	72,043	72,043
Non-executive Directors
Mike Ashley	73,517	–	–	73,517	73,517
Tim Breedon	37,124	–	–	37,124	37,124
Sir Ian Cheshire[a]	82,851	–	–	82,851	82,851
Mary Francis	14,099	–	–	14,099	14,099
Crawford Gillies	77,796	–	–	77,796	77,796
Sir Gerry Grimstone	110,972	–	–	110,972	110,972
Reuben Jeffery III	211,189	–	–	211,189	211,189
Matthew Lester[b]	10,000	–	–	10,000	10,000
Dambisa Moyo	59,036	–	–	59,036	59,036
Diane de Saint Victor[c]	42,823	–	–	42,823	–
Diane Schueneman	27,255	–	–	27,255	27,255
Steve Thieke[d]	59,724	–	–	59,724	–
Mike Turner[e]	–	–	–	–	–

Notes

a	Sir Ian Cheshire joined the Board as a non-executive Director with effect from 3 April 2017.
b	Matthew Lester joined the Board as a non-executive Director with effect from 1 September 2017.
c	Diane de Saint Victor retired from the Board as a non-executive Director with effect from 10 May 2017.
d	Steve Thieke retired from the Board as a non-executive Director with effect from 10 May 2017.
e	Mike Turner joined the Board as a non-executive Director with effect from 1 January 2018.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 71

Governance: Remuneration report

Annual report on Directors’ remuneration

Barclays Board Remuneration Committee

The Board Remuneration Committee is responsible for overseeing Barclays’ remuneration as described in more detail below.

Terms of Reference

The role of the Committee is to:

◾	set the overarching principles and parameters of remuneration policy across the Group

◾	consider and approve the remuneration arrangements of (i) the Chairman, (ii) the executive Directors, (iii) members of the Barclays Group Executive Committee and any other senior executives specified by the Committee from time to time, and (iv) all other Group employees whose total annual compensation exceeds an amount determined by the Committee from time to time (currently £2m)

◾	exercise oversight for remuneration issues.

The Committee considers all aspects of the design and operation of remuneration policy to ensure a coherent approach is taken in respect of all employees. In discharging this responsibility the Committee seeks to ensure that the policy assesses, among other things, the impact of pay arrangements on culture and all elements of risk management. The Committee also approves incentive pools for all major businesses and functions, reviews the design and provision of retirement benefits, and considers and approves measures designed to promote the alignment of the interests of shareholders and employees. The Committee and its members work as necessary with other Board Committees, and is authorised to select and appoint its own advisers as required.

The Terms of Reference can be found at home.barclays/corporategovernance or from the Company Secretary on request.

Chairman and members

The Chairman and members of the Committee are as follows:

◾	Crawford Gillies, Committee member since 1 May 2014 and Chairman since 24 April 2015

◾	Tim Breedon, Committee member since 1 December 2012

◾	Mary Francis, Committee member since 1 November 2016

◾	Dambisa Moyo, Committee member since 1 September 2015.

All current members are considered independent by the Board.

Remuneration Committee attendance in 2017

Meetings attended/eligible to attend
Crawford Gillies	7/7
Tim Breedon	7/7
Mary Francis	7/7
Dambisa Moyo	7/7

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review. The results of the January 2018 review were positive and concluded that the Committee is composed of the right level of experience and skills. Full details of the Board Effectiveness Review can be found on page 36.

Advisers to the Remuneration Committee

Between February 2016 and September 2017, the Board Remuneration Committee did not engage an independent adviser.

PricewaterhouseCoopers (PwC) was appointed as the independent adviser to the Committee in October 2017. Prior to the appointment of KPMG as auditors on 31 March 2017 (and formally approved at the 2017 AGM in May 2017), PwC was the Group’s external auditor. The Committee is satisfied that the advice provided by PwC to the Committee is independent and objective. PwC is a signatory to the voluntary UK Code of Conduct for executive remuneration consultants.

Throughout 2017, Willis Towers Watson continued to provide the Committee with market data on compensation when considering incentive levels and remuneration packages.

PwC and Willis Towers Watson were paid £78,000 in aggregate (excluding VAT) in fees for their advice to the Committee in 2017 relating to the executive Directors (either exclusively or along with other employees within the Committee’s Terms of Reference).

In addition to advising the Committee, PwC provided unrelated consulting advice to the Group in respect of corporate taxation, climate-related financial disclosures, data strategy, technology consulting and internal audit.

In the course of its deliberations, the Committee also considers the views of the Group Chief Executive, the Group Human Resources Director and the Group Reward and Performance Director. The Group Finance Director and the Chief Risk Officer provide regular updates on Group and business financial performance and risk profile respectively.

No Barclays’ employee or Director participates in discussions with, or decisions of, the Committee relating to his or her own remuneration. No other advisers provided services to the Committee in the year.

72 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Remuneration Committee activities in 2017

The following provides a summary of the Committee’s activities during 2017 and at the January and February 2018 meetings at which 2017 remuneration decisions were finalised.

Meeting	Fixed and variable pay issues		Governance, risk and other matters[a]
January 2017	◾	2016 incentive funding proposals including risk adjustments
	◾	2016 bonus proposals for senior executives
	◾	Barclays deferral approach
February 2017	◾	Approved executive Directors’ and senior executives’ 2017 fixed pay	◾	Approved 2016 Remuneration report
			◾	Review of Committee effectiveness
	◾	Approved 2017 executive Directors’ annual bonus performance measures
	◾	Group fixed pay budgets for 2017
	◾	Approved final 2016 incentive funding including risk adjustments
	◾	Approved proposals for executive Directors’ and senior executives’ 2016 bonuses and 2017-2019 LTIP awards for executive Directors
April 2017			◾	Consideration of whistleblowing event
May 2017			◾	Non-executive Directors’ fees for subsidiary boards
July 2017	◾	Incentive funding approach	◾	Structural Reform update
	◾	2017 ex ante risk adjustment methodology	◾	Gender Pay Gap reporting
			◾	Annual all employee share plans update
			◾	Non-executive Directors’ fees for subsidiary boards
October 2017	◾	2017 incentive funding projections including risk adjustments	◾	US benefits arrangements
	◾	Annual review of Group Chairman’s remuneration	◾	BAGL – approach for 2017 pay round
December 2017	◾	Initial considerations on executive Directors’ and senior executives’ 2017 bonuses and 2018 fixed pay and bonus approach	◾	Review of Committee activity, Terms of Reference and Control Framework
	◾	2018 LTIP performance measures
	◾	2017 incentive funding proposals including risk adjustments
	◾	Approved changes to deferral plans
January 2018	◾	2017 incentive funding proposals including risk adjustments	◾	Non-executive Directors’ fees for subsidiary boards
	◾	2017 bonus proposals for senior executives
February 2018	◾	Approved executive Directors’ and senior executives’ 2018 fixed pay	◾	Approved 2017 Remuneration report
			◾	Review of Committee effectiveness
	◾	Approved 2018 executive Directors’ annual bonus performance measures
	◾	Group fixed pay budgets for 2018
	◾	Approved final 2017 incentive funding including risk adjustments
	◾	Approved proposals for executive Directors’ and senior executives’ 2017 bonuses and 2018-2020 LTIP awards for executive Directors

Note

a	The Committee is also provided with updates at each scheduled meeting on: regulatory and stakeholder matters, Finance and Risk, Remuneration Review Panel meetings, operation of the Committee’s Control Framework on hiring, retention and termination, headcount and employee attrition, and extant LTIP performance.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 73

Governance: Remuneration report

Statement of shareholder voting at Annual General Meeting

The table below shows the voting result in respect of our remuneration arrangements at the AGM held on 10 May 2017:

	For % of votes cast Number	Against % of votes cast Number	Withheld Number
Advisory vote on the 2016 Remuneration report	97.22%	2.78%
	11,879,285,601	339,664,546	152,439,545
Binding vote on the Directors’ remuneration policy	97.91%	2.09%
	12,062,616,141	257,416,828	51,369,054

At the AGM held on 24 April 2014, shareholders of Barclays PLC voted 96.02% (10,364,453,159 votes) for the resolution in respect of a fixed to variable remuneration ratio of 1:2 for ‘Remuneration Code Staff’ (now known as MRTs). On 14 December 2017, the Board of Barclays PLC as shareholder of Barclays Bank PLC approved the resolution that Barclays Bank PLC and any of its current and future subsidiaries be authorised to apply a ratio of the fixed to variable components of total remuneration that exceeds 1:1, provided the ratio does not exceed 1:2.

74 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Contents

The management of risk is a critical underpinning to the

execution of Barclays’ strategy. The material risks and

uncertainties the Group faces across its business and

portfolios are key areas of management focus.

For a more detailed breakdown of our Risk Management approach please see pages 301 to 361.

Risk management		Annual Report
Overview of Barclays’ approach to risk	◾ Enterprise Risk Management Framework (ERMF)	77
management. A detailed overview together	◾ Principal Risks	77
with more specific information on policies	◾ Risk Appetite for the Principal Risks	77
that the Group determines to be of particular	◾ Roles and responsibilities in the management of risk	77
significance in the current operating	◾ Barclays’ Risk Culture	78
environment can be found in Barclays PLC
Pillar 3 Report 2017 or at Barclays.com.

Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	◾ Material existing and emerging risks potentially impacting more than one Principal Risk	79
	◾ Credit risk	81
	◾ Market risk	81
	◾ Treasury and capital risk	82
	◾ Operational risk	82
	◾ Model risk	83
	◾ Conduct risk	83
	◾ Reputation risk	84
	◾ Legal risk and legal, competition and regulatory matters	84

Principal Risk management
Barclays’ approach to risk management for	◾ Credit risk management	85
each Principal Risk with focus on	◾ Management of credit risk mitigation techniques and counterparty credit risk	326
organisation and structure and roles and	◾ Market risk management	87
responsibilities.	◾ Management of securitisation exposures	338
	◾ Treasury and capital risk management	88
	◾ Operational risk management	90
	◾ Model risk management	92
	◾ Conduct risk management	93
	◾ Reputation risk management	94
	◾ Legal risk management	95

Risk performance
Credit risk: The risk of loss to the firm from	◾ Credit risk overview and summary of performance	97
the failure of clients, customers or	◾ Analysis of the balance sheet	97
counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.	◾ The Group’s maximum exposure and collateral and other credit enhancements held	98
	◾ The Group’s approach to management and representation of credit quality	100
	◾ Analysis of the concentration of credit risk	102
	◾ Loans and advances to customers and banks	105
	◾ Analysis of specific portfolios and asset types	106
	◾ Analysis of problem loans	109
	◾ Impairment	114
	◾ Analysis of debt securities	115
	◾ Analysis of derivatives	115
Market risk: The risk of a loss arising from	◾ Market risk overview and summary of performance	118
potential adverse changes in the value of the	◾ Balance sheet view of trading and banking books	119
firm’s assets and liabilities from fluctuation in	◾ Traded Market risk	120
market variables including, but not limited to,	◾ Review of regulatory measures	121
interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 75

Risk review

Contents

Risk performance continued		Annual Report
Treasury and capital risk – Liquidity: The	◾ Liquidity risk overview and summary of performance	124
risk that the firm is unable to meet its	◾ Liquidity risk stress testing	124
contractual or contingent obligations or that	◾ Liquidity pool	126
it does not have the appropriate amount,	◾ Funding structure and funding relationships	127
tenor and composition of funding and	◾ Encumbrance	129
liquidity to support its assets.	◾ Credit ratings	132
	◾ Contractual maturity of financial assets and liabilities	133
Treasury and capital risk – Capital: The risk	◾ Capital risk overview and summary of performance	137
that the firm has an insufficient level or	◾ Regulatory minimum capital and leverage requirements	138
composition of capital to support its normal	◾ Analysis of capital resources	139
business activities and to meet its regulatory	◾ Analysis of risk weighted assets	141
capital requirements under normal operating	◾ Analysis of leverage ratio and exposures	142
environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.	◾ Foreign exchange risk	143
	◾ Pension risk review	144
	◾ Minimum requirement for own funds and eligible liabilities	145

Treasury and capital risk – Interest rate risk	◾ Interest rate risk in the banking book overview and summary of performance	146
in the banking book The risk that the firm is	◾ Net interest income sensitivity	147
exposed to capital or income volatility	◾ Economic capital by business unit	147
because of a mismatch between the interest	◾ Analysis of equity sensitivity	148
rate exposures of its (non-traded) assets and	◾ Volatility of the available for sale portfolio in the liquidity pool	148
liabilities.
Operational risk: The risk of loss to the firm	◾ Operational risk overview and summary of performance	149
from inadequate or failed processes or	◾ Operational risk profile	150
systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.
Model risk: The risk of the potential adverse	◾ Model risk overview and summary of performance	151
consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
Conduct risk: The risk of detriment to	◾ Conduct risk overview and summary of performance	152
customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.
Reputation risk: The risk that an action,	◾ Reputation risk overview and summary of performance	153
transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
Legal risk: The risk of loss or imposition of	◾ Legal risk overview and summary of performance	154
penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.
Supervision and regulation: The Group’s	◾ Supervision of the Group	155
operations, including its overseas offices,	◾ Global regulatory developments	156
subsidiaries and associates, are subject to a	◾ Financial regulatory framework	157
significant body of rules and regulations.	◾ Structural reform	162

76 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Enterprise Risk Management Framework (ERMF)

The ERMF sets the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of Barclays. It supports the Chief Executive Officer (CEO) and Group Chief Risk Officer (CRO) in embedding effective risk management and a strong Risk Culture.

The ERMF sets out:

◾	Principal Risks faced by the Group

◾	Risk Appetite requirements

◾	Roles and responsibilities for risk management

◾	Risk Committee structure.

Principal Risks

The ERMF identifies eight Principal Risks and sets out associated responsibilities and risk management standards.

Risk appetite for the Principal Risks

Risk Appetite is defined as the level of risk which the Group is prepared to accept in the conduct of its activities. The Risk Appetite of the Group specifies the level of risk we are willing to take and why, to enable specific risk taking activities.

Risk Appetite is approved and disseminated across legal entities and businesses, including by use of Mandate and Scale limits to enable and control specific activities that have material concentration risk implications for the Group.

Roles and responsibilities in the management of risk

The Three Lines of Defence

All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out in the “Three Lines of Defence”.

First Line of Defence

The First Line comprises all employees engaged in the revenue generating and client facing areas of the Group and all associated support functions, including Finance, Treasury, Human Resources and the Chief Operating Officer (COO) function. Employees in the First Line are responsible for:

◾	identifying all the risks and developing appropriate policies, standards and controls to govern their activities

◾	operating within any and all limits which the Risk and Compliance functions establish in connection with the Risk Appetite of the Group

◾	escalating risk events to senior managers in Risk and Compliance.

Second Line of Defence

Employees of Risk and Compliance comprise the Second Line of Defence. The role of the Second Line is to establish the limits, rules and constraints under which First Line activities shall be performed, consistent with the Risk appetite of the Group, and to monitor the performance of the First Line against these limits and constraints.

Third Line of Defence

Employees of Internal Audit comprise the Third Line of Defence. They provide independent assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over current, systemic and evolving risks.

The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance, with respect to operational and conduct risks.

Risk Committees

Business Risk Committees consider Risk matters relevant to their business, and escalate as required to the Group Risk Committee (GRC), whose Chairman in turn escalates to Board Committees and the Board.

There are three Board-level forums which oversee the application of the ERMF and review and monitor risk across the Group. These are: the Board Risk Committee, the Board Audit Committee, and the Board Reputation Committee. Additionally, the Board Remuneration Committee oversees pay practices focusing on aligning pay to sustainable performance. Finally, the main Board of Barclays receives regular information on the risk profile of the Group, and has ultimate responsibility for risk appetite and capital plans.

The Chairman of each Committee prepares a statement each year on the Committee’s activities, which are included in this report on pages 3 to 37.

The Board

One of the Board’s (Board of Directors of Barclays Bank PLC) responsibilities is the approval of Risk Appetite (see page 126 of the Barclays PLC Pillar 3 Report 2017). The Group CRO regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the ERMF.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 77

Risk review

Risk management

Barclays’ risk management strategy

The Board Risk Committee (BRC)

The BRC monitors the Group’s risk profile against the agreed financial appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to verify that the BRC is comfortable with them. After each meeting, the Chairman of the BRC prepares a report for the next meeting of the Board. All members are independent non-executive directors. The Group Finance Director (GFD) and the Group CRO attend each meeting as a matter of course.

The BRC also considers the Group’s Risk Appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

The BRC receives regular and comprehensive reports on risk methodologies, the effectiveness of the risk management framework, and the Group’s risk profile, including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the Group CRO or senior risk managers in the businesses.

The Board Audit Committee (BAC)

The BAC receives regular reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, and quarterly papers on accounting judgements (including impairment). It also receives a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies. The Chairman of the BAC also sits on the BRC.

The Board Reputation Committee (RepCo)

The RepCo reviews management’s recommendations on conduct and reputation risk and the effectiveness of the processes by which the Group identifies and manages these risks. It also reviews and monitors the effectiveness of Barclays’ citizenship strategy, including the management of Barclays’ economic, social and environmental contribution.

The Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance and risk profile, and proposals on ex-ante and ex-post risk adjustments to variable remuneration. These inputs are considered in the setting of performance incentives.

Summaries of the relevant skills, experience and background of the Directors of the Board are presented in the Board of Directors section on pages 5 to 6. The terms of reference and additional details on membership and activities for each of the principal Board Committees are available from the Corporate Governance section of Barclays’ website at: home.barclays/about-barclays/barclays-corporate-governance.html.

Barclays’ Risk Culture

Risk Culture can be defined as “norms, attitudes and behaviours related to risk awareness, risk taking and risk management”. At Barclays this is reflected in how we identify, escalate and manage risk matters.

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

Embedding of a values-based, conduct culture

The Group Executive Committee reconfirmed Conduct, Culture and Values as one of its execution priorities for 2017 with the aim of embedding the cultural measurement tool developed in 2016. The effectiveness of the Risk and Control environment, for which all colleagues are responsible, depends on the continued embedment of strong values. Please see the Board Reputation Committee report on pages 27 to 32 for further details.

Induction programmes support new colleagues in understanding how risk management culture and practices support how the Group does business and the link to Barclays’ values. The Leadership Curriculum covers the building, sustaining and supporting of a trustworthy organisation and is offered to colleagues globally.

Other Risk Culture drivers

In addition to values and conduct, we consider the following determinants of Risk Culture:

◾	Management and governance: This means a consistent tone from the top and clear responsibilities to enable identification and challenge.

◾	Motivation and incentives: The right behaviours are rewarded and modelled.

◾	Competence and effectiveness: This means that colleagues are enabled to identify, co-ordinate, escalate and address risk and control matters.

◾	Integrity: Colleagues are willing to meet their risk management responsibilities; colleagues escalate issues on a timely basis.

78 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

Material existing and emerging risks to the Group’s future performance

Material risks are those to which senior management pay particular attention and which could cause the delivery of the Group’s strategy, results of operations, financial condition and/or prospects to differ materially from current expectations.

Emerging risks are those that have largely unknown components, the impact of which could crystallise over a longer time horizon. These could currently be considered immaterial but over time may individually or cumulatively affect the Group’s strategy and cause the same outcomes as detailed above regarding material risks. In addition, certain factors beyond the Group’s control, including escalation of terrorism or global conflicts, natural disasters and similar calamities, although not detailed below, could have a similar impact on the Group.

The risks described below are material risks that senior management has identified with respect to the Group, which is defined as Barclays PLC and its consolidated subsidiaries (including the Barclays Bank PLC Group). In connection with the planned implementation in the first half of 2018 of ring-fencing certain of the Group’s UK businesses, Barclays Bank PLC will transfer what are materially the assets and business of the Barclays UK division to another subsidiary of the Group, Barclays Bank UK PLC. Senior management expects that upon this transfer, the material risks with respect to the Barclays Bank PLC Group will be the same in all material respects as those risks with respect to the Group. For more information on certain risks senior management has identified with respect to the Barclays Bank PLC Group, see v) Certain potential consequences of ring-fencing to Barclays Bank PLC.

Material existing and emerging risks potentially impacting more than one Principal Risk

i) Business conditions, general economy and geopolitical issues

The Group offers a broad range of services, including to retail, institutional and government customers, in a large number of countries. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where the Group is active, or in any systemically important economy, could adversely affect the Group’s operating performance, financial condition and prospects.

Although economic activity continued to strengthen globally in 2017 a change in global economic conditions and the reversal of the improving trend may result in lower client activity of the Group and/or an increase of the Group’s default rates, delinquencies, write-offs, and impairment charges, which in turn could adversely affect the Group’s performance and prospects.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world, such as the Korean Peninsula, the Middle East and Eastern Europe, are already acute and at risk of further deterioration, thus potentially increasing market uncertainties and adverse global economic and market conditions.

In the US, there is uncertainty around the policy platform of the administration which took office in 2017. There is the possibility of significant changes in policy in sectors including trade, healthcare and commodities which may have an impact on associated Barclays portfolios. A significant proportion of the Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Stress in the US economy, weakening GDP, an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment.

Most major central banks have indicated that they expect prevailing loose monetary policies to tighten. Should ‘normalisation’ paths diverge substantially, flows of capital between countries could alter significantly, placing segments with sizeable foreign currency liabilities, in particular emerging markets, under pressure. In addition, possible divergence of monetary policies between major advanced economies risks triggering further financial market volatility (see also ii) Interest rate rises adversely impacting credit conditions, below).

In the UK, the vote in favour of leaving the EU (see iii) Process of UK withdrawal from the European Union, below) has given rise to political uncertainty with attendant consequences for investment and market confidence. The initial impact was a depreciation of Sterling resulting in higher costs for companies exposed to imports and a more favourable environment for exporters. Rising domestic costs resulting from higher import prices may impact household incomes and the affordability of consumer loans and mortgages. In turn this may affect businesses dependent on consumers for revenue. There has also been a reduction in activity in both commercial and residential real estate markets which has the potential to impact value of real estate assets and adversely affect mortgage assets.

Sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is some concern around the ability of authorities to manage growth while transitioning from manufacturing towards services. Although the Chinese government’s efforts to stably increase the weight of domestic demand have had some success, the pace of credit growth remains a concern, given the high level of leverage and despite regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom.

Deterioration in emerging markets could affect the Group if it results in higher impairment charges for the Group via sovereign or counterparty defaults.

More broadly, a deterioration of conditions in the key markets where the Group operates could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity, including demand for borrowing from creditworthy customers, or indirectly, a material adverse impact on GDP growth in significant markets and therefore on Group performance; (ii) higher levels of default rates and impairment; (iii) mark to market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties (iv) reduced ability to obtain capital from other financial institutions for the Group operations; and (v) lower levels of fixed asset investment and productivity growth overall.

ii) Interest rate rises adversely impacting credit conditions

To the extent that central banks increase interest rates particularly in the Group’s main markets, in the UK and the US, there could be an impact on consumer debt affordability and corporate profitability.

While interest rate rises could positively impact the Group’s profitability, as retail and corporate business income may increase due to margin de-compression, future interest rate increases, if larger or more frequent than expectations, could cause stress in the loan portfolio and underwriting activity of the Group. Higher credit losses driving an increased impairment allowance would most notably impact retail unsecured portfolios and wholesale non-investment grade lending.

Interest rates rising faster than expected could also have an adverse impact on the value of high quality liquid assets which are part of the Group Treasury function’s investment activity that could consequently create more volatility through the Group’s available for sale reserves than expected.

iii) Process of UK withdrawal from the European Union

The uncertainty and increased market volatility following the UK’s decision to leave the EU in 2019 is likely to continue until the exact nature of the future trading relationship with the EU becomes clear. The potential risks associated with an exit from the EU include:

◾	Increased market risk with the impact on value of trading book positions, mainly in Barclays International, expected to be driven predominantly by currency and interest rate volatility.

◾	Potential for credit spread widening for UK institutions which could lead to reduced investor appetite for Barclays’ debt securities, which could negatively impact the cost of and/or access to funding. Potential for continued market and interest rate volatility could affect the interest rate risk underlying, and potentially affect the value of, the assets in the banking book, as well as

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 79

Risk review

Material existing and emerging risks

securities held by Barclays for liquidity purposes.

◾	Changes in the long-term outlook for UK interest rates which may adversely affect IAS 19 pension liabilities and the market value of equity investments funding those liabilities.

◾	Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays’ portfolios, particularly in Barclays UK, notably: higher Loan-to-Value mortgages, UK unsecured lending including credit cards and Commercial Real Estate exposures.

◾	Changes to current EU “Passporting” rights which will likely require adjustments to the current model for the Group’s cross-border banking operation which could increase operational complexity and/or costs.

◾	The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK’s future approach to the EU freedom of movement and immigration from the EU countries and this may impact Barclays’ access to the EU talent pool.

◾	The legal framework within which Barclays operates could change and become more uncertain as the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector). Certainty of existing contracts, enforceability of legal obligations and uncertainty around the outcome of disputes may be affected until the impacts of the loss of the current jurisdictional arrangements between UK and EU courts and the universal enforceability of judgements across the EU (including the status of existing EU case law) are fully known.

iv) Regulatory change agenda and impact on business model

The Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, a more intensive regulatory approach and enhanced requirements together with the uncertainty (particularly in light of the UK’s decision to withdraw from the EU) and potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

The most significant of the regulatory reforms affecting the Group in 2018 is the creation of the ring-fenced Bank under the Bank’s structural reform programme (for more on Structural Reform, see Supervision and Regulation on page 162).

The implementation of these changes involves a number of risks which include:

◾	The Group is restructuring its intra-group and external capital, funding and liquidity arrangements to meet regulatory requirements and support business needs. The changes will impact the sources of funding available to the different entities including their respective ability to access the capital markets. These changes may affect funding costs.

◾	The changes to the Group structure may negatively impact the assessment made by credit rating agencies and creditors over time. The risk profile and key risk drivers of the ring-fenced bank and the non ring-fenced bank will be specific to the activities and risk profile of each entity. As a result, different Group entities such as Barclays Bank PLC may also be assessed differently in future which could result in differences in credit ratings. Changes to the credit assessment at the Group or individual entity level, including the potential for ratings downgrades and ratings differences across entities, could impact access and cost of certain sources of funding.

◾	Implementation of ring-fencing introduces a number of execution risks. Technology change could result in outages or operational errors. Legal challenge to the ring-fence transfer scheme may delay the transfer of assets and liabilities to the ring-fenced bank. Delayed delivery could increase reputational risk or result in regulatory non-compliance.

◾	There is a risk that Barclays does not meet regulatory requirements across the new structure. Failure to meet these requirements may have an adverse impact on the Group’s profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends, credit ratings, and/or financial condition.

In addition to Structural Reform there are several other significant pieces of legislation/areas of focus which will require significant management attention, cost and resource:

◾	Changes in prudential requirements, including the proposals for amendment of the CRD IV and the BRRD (as part of the EU’s risk reduction measures package) may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities from time to time. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as: increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets; restricting distributions on capital instruments; modifying the terms of outstanding capital instruments; modifying legal entity structure

(including with regard to issuance and deployment of capital, MREL and funding for the Group); changing the Group’s business mix or exiting other businesses; and/or undertaking other actions to strengthen the Group’s position. (See Treasury and capital risk on pages 122 to 148 and Supervision and Regulation on pages 158 to 159 for more information).

◾	The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over-the-counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. Reforms in this area are ongoing with further requirements expected to be implemented in the course of 2018. More broadly, the recast Markets in Financial Instruments Directive in Europe (MiFID II), which came into force in January 2018, has fundamentally changed the European regulatory framework, and entails significant operational changes for market participants in a wide range of financial instruments as well as changes in market structures and practices. In addition, the EU Benchmarks Regulation which also came into force in January 2018 regulates the administration and use of benchmarks in the EU. Compliance with this evolving regulatory framework entails significant costs for market participants and is having a significant impact on certain markets in which the Group, notably Barclays International, operates. Other regulations applicable to swap dealers, including those promulgated by the US Commodity Futures Trading Commission, have imposed significant costs on the Group’s derivatives business. These and any future requirements, including the US SEC’s regulations relating to security-based swaps and the possibility of overlapping and/or contradictory requirements imposed on derivative transactions by regulators in different jurisdictions, are expected to continue to impact such business.

◾	The Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the EBA, the FDIC and the FRB. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and enforce robust, forward-looking capital and liquidity management processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on the Group’s or certain of its members’ business model, data provision, stress testing capability and internal management processes and controls. The stress testing requirements to which the Group and its members are subject are becoming increasingly stringent. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Group, could result in the Group being

80 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

required to enhance its capital position, limit capital distributions or position additional capital in specific subsidiaries. For more information on stress testing, please see Supervision and Regulation on page 158.

◾	The introduction and implementation of both PSD2 and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order (together “Open Banking”) from January 2018 is anticipated to transform the traditional UK banking model and conventional relationship between a customer and their bank. It will do this by providing customers with the ability to share their transactional data with authorised third party service providers either for aggregation or payment services. It is anticipated that these aggregation or payment services will be offered by third parties to Barclays customers. Members of the Barclays Group will be able to offer these same services to customers of other banks. A failure to comply with Open Banking requirements could expose Barclays to regulatory sanction, potential financial loss and reputational detriment. While Open Banking will affect the Group as a whole, the impact is likely to be particularly relevant for Barclays UK.

v) Certain potential consequences of ring-fencing to Barclays Bank PLC

In connection with the planned implementation in the first half of 2018 of ring fencing certain of the Group’s businesses, Barclays Bank PLC will transfer what are materially the assets and business of the Barclays UK division to another subsidiary of the Group, Barclays Bank UK PLC. Senior management expects that upon this transfer, the material risks with respect to the Barclays Bank PLC Group will be the same in all material respects as those risks with respect to the Group. However, senior management has identified certain potential differences in risks with respect to the Barclays Bank PLC Group as compared to risks to the Group.

The transfer of the assets and liabilities of the Barclays UK division from Barclays Bank PLC will mean that the Barclays Bank PLC Group will be less diversified than the Group as a whole. Barclays Bank PLC will not be the parent of Barclays Bank UK PLC and thus will not have recourse to the assets of Barclays Bank UK PLC. Relative to the Group, the Barclays Bank PLC Group will be, among other things:

◾	more focused on businesses outside the UK, particularly in the US, and thus more exposed to the US economy and more affected by movements in the US dollar (and other non-sterling currencies) relative to sterling, with a relatively larger portion of its business exposed to US regulation;

◾	more focused on wholesale businesses, such as corporate and investment banking and capital markets, which expose Barclays Bank PLC Group to a broader range of market conditions and to counterparty and operational risks and thus the financial performance of Barclays Bank PLC may be subject to greater fluctuations relative to that of the Group as a whole or that of the ring-fenced bank;

◾	more dependent on wholesale funding sources, as the UK retail deposit base will be transferred to the ring-fenced bank. The UK retail mortgage assets will also be transferred to the ring-fenced bank, which reduces Barclays Bank PLC’s access to funding sources reliant on residential mortgage collateral. The Barclays Bank PLC Group may therefore experience more difficult financing conditions and/or higher costs of funding including in situations of stress. As a result of the implementation of ring-fencing, different Group entities, such as Barclays Bank PLC, may be assessed differently by credit rating agencies, which may result in different, and possibly more negative, assessments of Barclays Bank PLC’s credit and thus in lower credit ratings than the credit ratings of the Group, which in turn could adversely affect the sources and costs of funding for Barclays Bank PLC; and

◾	potentially subject to different regulatory obligations, including different liquidity requirements and capital buffers.

As a result of any or all of the foregoing, implementation of ring-fencing may adversely affect the market value and/or liquidity of securities issued by Barclays Bank PLC.

Material existing and emerging risks impacting individual Principal Risks

i) Credit risk

a) Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, implemented on 1 January 2018, results in higher impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than is the case under IAS 39 and, as a result, will have a material impact on the Group’s financial condition. Measurement involves increased complex judgement and impairment charges will tend to be more volatile. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted. The capital treatment on the increased reserves has the potential to adversely impact regulatory capital ratios. In addition, the move from incurred to expected credit losses has the potential to impact the Group’s performance under stressed economic conditions or regulatory stress tests. For more information please refer to Note 1 on pages 195 to 200.

b) Specific sectors

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

◾	UK real estate market. With UK property representing a significant portion of the overall UK Corporate and Retail credit exposure, the Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK.

Strong house price growth in London and the South East of the UK, fuelled by foreign investment, strong buy-to-let (BTL) demand and subdued housing supply, has resulted in affordability metrics becoming stretched. Average house prices as at the end of 2017 were more than 5.6 times average earnings.

◾	Large single name losses. The Group has large individual exposures to single name counterparties both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group’s results due to, for example, increased credit losses and higher impairment charges.

◾	Leverage finance underwriting. The Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group, mainly through Barclays International, or an increased capital requirement should there be a need to hold the exposure for an extended period.

ii) Market risk

Market volatility

Elevated market volatility, which can be triggered and/or aggravated by disappointment in economic data, divergent monetary policies, political uncertainty or conflicts, would likely entail a significant deflation of assets which in turn may put under strain counterparties and have knock-on effects on the bank.

In addition, the Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact the Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 81

Risk review

Material existing and emerging risks

iii) Treasury and capital risk

The Group may not be able to achieve its business plans due to, among other things: a) being unable to maintain appropriate capital ratios; b) being unable to meet its obligations as they fall due; c) rating agency downgrades; d) adverse changes in foreign exchange rates on capital ratios; e) adverse movements in the pension fund; f) non-traded market risk/interest rate risk in the banking book.

a) Inability to maintain prudential ratios and other regulatory requirements

Inability to maintain appropriate prudential ratios could lead to: an inability to support business activity; a failure to meet regulatory capital requirements including any additional capital add-ons or the requirements set for regulatory stress tests; increased cost of funding due to deterioration in investor appetite or credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group’s capital or leverage position.

b) Inability to manage liquidity and funding risk effectively

Inability to manage liquidity and funding risk effectively may result in the Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day-to-day banking activities (including meeting deposit withdrawals or funding new loans) or no longer be a going concern.

The stability of the Group’s current funding profile, in particular that part which is based on accounts and savings deposits payable on demand or at short notice, could be affected by the Group failing to preserve the current level of customer and investor confidence. The Group also regularly accesses the capital markets to provide long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in legal, regulatory or conduct matters and loss of confidence by investors, counterparties and/ or customers in the Group, can affect the ability of the Group to access the capital markets and/ or the cost and other terms upon which the Group is able to obtain market funding.

c) Credit rating changes and the impact on funding costs

Any potential or actual credit rating agency downgrades could significantly increase the Group’s borrowing costs, credit spreads and materially adversely affect the Group’s interest margins and liquidity position which may, as a result, significantly diverge from current expectations. Such adverse changes would also have a negative impact on the Group’s overall performance.

d) Adverse changes in FX rates impacting capital ratios

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

e) Adverse movements in the pension fund

Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in a pension deficit which, depending on the specific circumstance, may require the Group to make substantial additional contributions to its pension plans. The liabilities discount rate is a key driver and, in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both UK sovereign gilt yields and corporate credit spreads.

Therefore, the valuation of the Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund, as the liabilities are adversely impacted by an increase in long-term inflation expectations.

f) Non-traded market risk/interest rate risk in the banking book

A liquidity buffer investment return shortfall could increase the Bank’s cost of funds and impact the capital ratios. The Bank’s structural hedge programmes for interest rate risk in the banking book rely heavily on behavioural assumptions, as a result, the success of the hedging strategy is not guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration.

iv) Operational risk

a) Cyber threat

The frequency of cyber attacks continues to grow on an annual basis and is a global threat and is inherent across all industries, including the financial sector. As the financial sector remains a primary target for cyber criminals, 2017 saw a number of highly publicised attacks involving ransomware, theft of intellectual property, customer data and service unavailability across a wide range of organisations.

The cyber threat increases the inherent risk to the availability of the Group’s services and to the Group’s data (whether it is held by the Group or in its supply chain), to the integrity of financial transactions of the Group, its clients, counterparties and customers. Failure to adequately manage this threat and to continually evolve enterprise security and provide an active cyber security response capability could result in increased fraud losses, inability to perform critical economic functions, customer detriment, potential regulatory censure and penalty, legal liability, reduction in shareholder value and reputational damage.

b) Service resilience

Loss of or disruption to the Group’s business processing, whether arising through impacts on technology systems, real estate services, personnel availability or the support of major suppliers, represents a material inherent risk theme for the Group.

Building resilience into business processes and into the services of technology, real estate and suppliers on which those processes depend can reduce disruption to the Group’s business activities or avoid it altogether. Failure to do so may result in significant customer detriment, cost to reimburse losses incurred by our customers, potential regulatory censure or penalty, and reputational damage.

c) Outsourcing

The Group depends on suppliers for the provision of many of its services and the development of future technology driven product propositions, though the Group continues to be accountable for risk arising from the actions of such suppliers. Failure to monitor and control the Group’s suppliers could potentially lead to client information, or critical infrastructures and services, not being adequately protected or available when required.

The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on our ability to continue to provide services that are material to the Group, especially for those individual businesses within the Group to which many services are provided centrally by the newly established Group Service Company.

Failure to adequately manage outsourcing risk through control environments which remain robust to ever changing threats and challenges could result in increased losses, inability to perform critical economic functions, customer detriment, potential regulatory censure and penalty, legal liability and reputational damage.

d) Operational precision and payments

The risk of material errors in operational processes, including payments, are exacerbated during the present period of significant levels of structural and regulatory change, the evolving technology landscape, and a transition to digital channel capabilities.

Material operational or payment errors could disadvantage the Group’s customers, clients or counterparties and could result in regulatory censure and penalties, legal liability, reputational damage and financial loss by the bank.

e) New and emergent technology

Technological advancements present opportunities to develop new and innovative ways of doing business across the Group, with new solutions being developed both in-house and in association with third party companies. Introducing new forms of technology has the potential to increase inherent risk.

82 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Failure to closely monitor risk exposure could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

f) Fraud

Fraud is a constantly evolving risk to the Group. This is exacerbated during periods of significant change, including the digitisation of products, which carry higher levels of inherent risk. As the Group continues to invest in new and upgraded fraud systems, criminals continually adapt and become ever more sophisticated in their approach. Risks from social engineering and attempts to trick customers into authorising payments also continue to grow and increasing regulatory focus is placing more responsibility on the industry to protect consumers.

In addition, internal fraud arising from areas such as failure of the Group’s trading controls could result in high profile material losses together with regulatory censure / penalties and significant reputational damage.

g) Ability to hire and retain appropriately qualified employees

The Group has resource requirements to support existing revenue streams, moves into new business models and to deliver complex multi-year regulatory commitments and mandatory change. These commitments require diversified and specialist skilled colleagues and Barclays’ ability to attract, develop and retain such a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors. External regulation such as the introduction of the Individual Accountability Regime and the required deferral and clawback provisions of our compensation arrangements may make Barclays a less attractive proposition relative to both our international competitors and other industries. Similarly, the impact of exit of the UK from the EU, in March 2019 (see Process of UK withdrawal from the European Union on page 79), could potentially have a more immediate impact on our ability to hire and retain key employees.

Failure to attract or prevent the departure of appropriately qualified and skilled employees who are dedicated to overseeing and managing current and future regulatory standards and expectations, or who have the necessary diversified skills required to deliver the Group strategy, could negatively impact our financial performance, control environment and level of employee engagement. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

h) Tax risk

The Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Group. The Tax Cuts and Jobs Act has introduced substantial changes to the US tax system, including the introduction of a new tax, the Base Erosion Anti-Abuse Tax. These changes have increased the Group’s tax compliance obligations and require a number of system and process changes which introduce additional operational risk. In addition, increasing customer tax reporting requirements around the world and the digitisation of the administration of tax has potential to increase the Group’s tax compliance burden further.

i) Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to the Group, beyond what was anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group.

j) Data management & information protection

The Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes the Bank to the risk of loss or unavailability of data (including customer data covered under vi), c) Data protection and privacy below), data integrity issues and could result in regulatory censure, legal liability and reputational damage.

v) Model risk

a) Enhanced model risk management requirements

Barclays relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk/ reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across Barclays has a material impact on the accuracy and completeness of our risk and financial metrics.

Models may also be misused. Model errors or misuse may result in the Group making inappropriate business decisions and being subject to financial loss, regulatory risk, reputational risk and/or inadequate capital reporting.

vi) Conduct risk

There is the risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a) Product governance and life cycle

Ineffective product governance, including design, approval and review of products, inappropriate controls over internal and third party sales channels and post sales services could lead to poor customer outcomes, as well as regulatory sanctions, financial loss and reputational damage.

b) Financial crime

The Group may be adversely affected if it fails to effectively mitigate the risk that its employees or third parties facilitate, or that its products and services are used to facilitate financial crime (money laundering, terrorist financing, bribery and corruption and sanctions evasion). A major focus of US and UK government policy relating to financial institutions continues to be combating money laundering and enforcing compliance with US and EU economic sanctions. The failure to comply with such regulations may result in enforcement actions by the regulators and in the imposition of severe penalties, with a consequential impact on the Group’s reputation and financial results.

c) Data protection and privacy

Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and to meeting privacy laws and obligations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, regulatory sanctions and financial loss, which under the new EU Data Protection Regulation may be substantial.

d) Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and the adoption and enforcement of adequate internal reporting and whistleblowing procedures in helping to promote appropriate conduct and drive positive outcomes for customers, clients and markets. Failure to meet the requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules may lead to regulatory sanctions, both for the individuals and the firm.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 83

Risk review

Material existing and emerging risks

vii) Reputation risk

a) Barclays’ association with sensitive sectors and its impact on reputation

A risk arising in one business area can have an adverse effect upon Barclays’ overall reputation; any one transaction, investment or event that, in the perception of key stakeholders reduces their trust in the Group’s integrity and competence, has the potential to give rise to reputation risk for Barclays and may result in loss of business, regulatory censure and missed business opportunity.

Barclays’ association with sensitive sectors is an area of concern for stakeholders and the following topics are of regular interest:

◾	Disclosure of climate risks and opportunities, including the activities of certain sections of the client base. This is becoming the subject of increased scrutiny from regulators, NGOs and other stakeholders.

◾	The risks of association with human rights violations through the perceived indirect involvement in human rights abuses committed by clients and customers.

◾	The manufacture and export of military and riot control goods and services by clients and customers.

viii) Legal risk and legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and breaches of legislation and/or regulations may negatively affect the Group’s results, reputation and ability to conduct its business. Legal outcomes can arise as a consequence of legal risk or because of past and future actions, behaviours and business decisions as a result of other Principal Risks.

The Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years, authorities have increasingly investigated past practices, pursued alleged breaches and imposed heavy penalties on financial services firms. This trend is expected to continue. A breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure, fines and other sanctions in the jurisdictions in which it operates, particularly in the UK and the US. Where clients, customers or other third parties are harmed by the Group’s conduct, this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group’s rights not being enforced as intended.

Details of legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 29. In addition to matters specifically described in Note 29, the Group is engaged in various other legal proceedings in the UK and US and a number of other overseas jurisdictions which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in Note 29 on an ongoing basis.

The outcome of legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, in connection with such matters the Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group’s reputation; loss of confidence by investors, counterparties, clients and or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

In January 2017, Barclays PLC was sentenced to serve three years of probation from the date of the sentencing order in accordance with the terms of its May 2015 plea agreement with the DOJ. During the term of probation Barclays PLC must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. Potential consequences of breaching the plea agreement include the imposition of additional terms and conditions on the Group, an extension of the agreement, or the criminal prosecution of Group entities, which could, in turn, entail further financial penalties and collateral consequences and have a material adverse effect on the Group’s business, operating results or financial position.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. A decision in any matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

84 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Principal Risk management

Credit risk management

Credit risk (audited)

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

Credit risk management objectives are to:

◾	maintain a framework of controls to enable credit risk taking to be based on sound credit risk management principles;

◾	identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

◾	control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

◾	monitor credit risk and adherence to agreed controls;

◾	enable risk-reward objectives to be met.

More information covering the reporting of credit risk can be found in Barclays PLC Pillar 3 Report 2017.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are larger in number but smaller in value and are, therefore, managed on a homogeneous portfolio basis.

Credit risk management responsibilities have been structured so that decisions are taken as close as possible to the business, while enforcing robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant Business CRO who, in turn, reports to the Group CRO.

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

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority require the support of the Group Senior Credit Officers (GSCOs), the Group’s most senior credit risk sanctioners. For exposures in excess of the GSCOs’ authority, approval from the Group CRO is required. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central Risk sets the Credit Risk Control Framework, which provides the structure within which credit risk is managed, together with supporting credit risk policies.

Organisation and structure

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 85

Risk review

Principal Risk management

Credit risk management

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate credit risks. These can broadly be divided into three types:

◾	netting and set-off

◾	collateral

◾	risk transfer

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

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

◾	home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value.

◾	wholesale lending: a fixed charge over commercial property and other physical assets, in various forms.
◾	other retail lending: includes charges over motor vehicle and other physical assets; second lien charges over residential property, which are subordinate to first charges held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower.

◾	derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which the Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. The Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves.

◾	reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price.

◾	financial guarantees and similar off- balance sheet commitments: cash collateral may be held against these arrangements.

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

◾	if the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk is reduced

◾	where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually so credit risk is reduced.

Detailed policies are in place to appropriately recognise and record credit risk mitigation and more information can be found in the Barclays PLC Pillar 3 Report 2017.

86 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Principal Risk management

Market risk management

Market risk (audited)

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Overview

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

Organisation and structure

Market risk in the businesses resides primarily in Barclays International and Group Treasury. These businesses have the mandate to incur market risk. Market risk oversight and challenge is provided by business Committees and Group Committees, including the Market Risk Committee.

Roles and responsibilities

The objectives of market risk management are to:

◾	understand and control market risk by robust measurement, limit setting, reporting and oversight

◾	facilitate business growth within a controlled and transparent risk management framework

◾	control market risk in the businesses according to the allocated appetite

To meet the above objectives, a well established governance structure is in place to manage these risks consistent with the ERMF. See page 77 on risk management strategy, governance and risk culture.

The BRC recommends market risk appetite to the Board for their approval. The Market Risk Principal Risk Lead (PR Lead) is responsible for the Market Risk Control Framework and, under delegated authority from the Group CRO, agrees with the Business CROs a limit framework within the context of the approved market risk appetite.

The Market Risk Committee approves and makes recommendations concerning the Group-wide market risk profile. This includes overseeing the operation of the Market Risk Framework and associated standards and policies; reviewing arising market or regulatory issues, limits and utilisation; and risk appetite levels to the Board. The Committee is chaired by the PR Lead and attendees include the business heads of market risk, business aligned market risk managers and Internal Audit.

The head of each business is accountable for all market risks associated with its activities, while the head of the market risk team covering each business is responsible for implementing the risk control framework for market risk.

More information on market risk management can be found in Barclays PLC Pillar 3 Report 2017.

Management Value at Risk

◾	estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level

◾	differs from the Regulatory value at risk (VaR) used for capital purposes in scope, confidence level and horizon

◾	backtesting is performed to test the model is fit for purpose.

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

When reviewing VaR estimates, the following considerations are taken into account:

◾	the historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future;

◾	the one-day time horizon may not fully capture the market risk of positions that cannot be closed out or hedged within one day;

◾	VaR is based on positions as at close of business and consequently, it is not an appropriate measure for intra-day risk arising from a position bought and sold on the same day;

◾	VaR does not indicate the potential loss beyond the VaR confidence level.

Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.

See page 120 for a review of management VaR in 2017.

Organisation and structure

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 87

Risk review

Principal Risk management

Treasury and capital risk management

Treasury and capital risk

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

Overview

Barclays Treasury manages treasury and capital risk on a day-to-day basis with the Treasury Committee acting as the principal management body. To enforce effective oversight and segregation of duties and in line with the ERMF, the Treasury and capital Risk function is responsible for oversight of key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities. The following describes the structure and governance associated with the risk types within the Treasury and capital Risk function.

Liquidity risk management (audited)

Overview

The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and maintaining that the business is sustainable. There is a control framework in place for managing liquidity risk and this is designed to meet the following objectives:

◾	To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk appetite as expressed by the Board
◾	To maintain market confidence in the Group’s name.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Roles and responsibilities

The Treasury and Capital Risk function is responsible for the management and governance of the liquidity risk mandate defined by the Board and the production of ILAAPs. Treasury has the primary responsibility for managing liquidity risk within the set risk appetite. The CRO for treasury and capital risk reports to the Group CRO.

Barclays’ comprehensive control framework for managing the Group’s liquidity risk is designed to deliver the appropriate term and structure of funding consistent with the Liquidity Risk Appetite (LRA) set by the Board.

The Board sets the LRA based on the internal liquidity risk model and external regulatory requirements namely the Liquidity Coverage Ratio (LCR). The LRA is represented as the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The approved LRA is implemented in line with the control framework and policy for liquidity risk.

The control framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet and contingent liabilities and the Recovery Plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Together, these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group’s obligations as they fall due. The control framework is subject to internal conformance testing and internal audit review.

The liquidity stress tests assess the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs.

The Group maintains a range of management actions for use in a liquidity stress, these are documented in the Group Recovery Plan. Since the precise nature of any stress event cannot be known in advance, the actions are designed to be flexible to the nature and severity of the stress event and provide a menu of options that can be drawn upon as required. The Barclays Group Recovery Plan also contains more severe recovery options to generate additional liquidity in order to facilitate recovery in a severe stress. Any stress event would be regularly monitored and reviewed using key management information by key Treasury, Risk and business representatives.

Organisation and structure	Capital risk management (audited) Overview

Capital risk is managed through ongoing monitoring and management of the capital position, regular stress testing and a robust capital governance framework.

Roles and responsibilities

The management of capital risk is integral to the Group’s approach to financial stability and sustainability management, and is embedded in the way businesses and legal entities operate.

Capital risk management is underpinned by a control framework and policy. The capital

88 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

management strategy, outlined in the Group and legal entity capital plans, is developed in alignment with the control framework and policy for capital risk, and is implemented consistently in order to deliver on the Group’s objectives.

The Board approves the Group capital plan, internal stress tests and results of regulatory stress tests, and the Group recovery plan. The Treasury Committee is responsible for monitoring and managing capital risk in line with the Group’s capital management objectives, capital plan and risk frameworks. The Treasury and Capital Risk Committee monitors and reviews the capital risk profile and control environment, providing Second Line oversight of the management of capital risk. The BRC reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Group capital plan/forecast in order to agree the Group’s projected capital adequacy.

Local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Treasury Committee, as required.

Treasury has the primary responsibility for managing and monitoring capital and reports to the Group Finance Director. The Treasury and Capital Risk function contains a Capital Risk Oversight team, and is an independent risk function that reports to the Group CRO and is responsible for oversight of capital risk and production of ICAAPs.

Pension risk

The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; investment returns might reduce; or the estimated value of the pension liabilities might increase. The Group monitors the pension risks arising from its defined benefit pension schemes and works with Trustees to address shortfalls. In these circumstances the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Interest Rate Risk in the Banking Book

Overview

Banking book operations generate non-traded market risk, primarily through the mismatch between the duration of assets and liabilities and where interest rates on products reset at different dates. As per the Group’s policy to remain within the defined risk appetite, interest rate and FX risks residing in the banking books of the businesses are transferred to Treasury where they are centrally managed. Currently, these risks are transferred to Treasury via funding arrangements, interest rate or FX swaps. However, the businesses remain susceptible to market risk from seven key sources:

◾	Repricing/Residual risk: the impact from the mismatch between the run-off of product balances and the associated interest rate hedges or from unhedged liquidity buffer investments;

◾	Structural risk: the change to the net interest income on hedge replenishment due to adverse movements in interest rates, assuming that the balance sheet is held static;

◾	Prepayment risk: the potential loss in value if actual prepayment or early withdrawal behaviour from customers deviates from the expected or contractually agreed behaviour, which may result in a hedge or funding adjustment at a cost to the bank. Exposures are typically considered (where appropriate) net of any applicable offsetting early repayment charges. This risk principally relates to early repayment of fixed rate loans or withdrawal from fixed rate savings products;

◾	Recruitment risk: the potential loss in value if the actual completion or drawdown behaviour from customers deviates from the expected behaviour, which may result in a hedge or funding adjustment at a cost to the bank. This risk principally relates to the completion timing around the Bank’s fixed rate mortgage pipeline process;

◾	Margin compression risk: the effect of internal or market forces on a bank’s net margin where, for example, in a low rate environment any fall in rates will further decrease interest income earned on the assets whereas funding cost cannot be reduced as it is already at the minimum level.
◾	Lag risk: arises from the delay in re-pricing customer rates for certain variable/ managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Group’s notification systems or contractual agreements within a product’s terms and conditions.

◾	Asset swap spread risk: the spread between Libor and sovereign bond yields that arises from the management of the liquidity buffer investments and its associated hedges.

Furthermore, liquidity buffer investments are generally subject to Available for Sale (AFS) accounting rules, whereby changes in the value of these assets impact capital via Other Comprehensive Income, creating volatility in capital directly.

Roles and responsibilities

The Non-traded Market Risk team provides risk management oversight and monitoring of all traded and non-traded market risk in Treasury and customer banking books, which specifically includes:

◾	interest rate risk assessment in the customer banking books,

◾	review and challenge the behavioural assumptions used in hedging and transfer pricing,

◾	risk management of the liquidity buffer investments and funding activities,

◾	oversight of balance sheet hedging,

◾	review of residual risk in the hedge accounting solution and hedging of net investments,

◾	proposes and monitors risk limits to manage traded and non-traded market risk within the agreed risk appetite.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 89

Risk review

Principal Risk management

Operational risk management

Operational risk

The risk of loss to the firm from inadequate or failed processes, systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

Overview

The management of operational risk has three key objectives:

◾	Deliver an operational risk capability owned and used by business leaders which is pragmatic, relevant, and enables business leaders to make sound risk decisions over the long term.

◾	Provide the frameworks, policies and tools to enable management to meet their risk management responsibilities while the Second line of defence provides robust, independent, and effective oversight and challenge.

◾	Deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with the Group’s strategy, the stated risk appetite, the client franchise, and other stakeholder needs.

The Group is committed to the management and measurement of operational risk and was granted a waiver by the FSA (now the PRA) to operate an advanced management approach (AMA) for operational risk, which commenced in January 2008. The majority of the Group calculates regulatory capital requirements using AMA (94% of capital requirements), except for small parts of the organisation acquired since the original permission (6% of capital requirements) using the Basic Indicator Approach (BIA). The Group works to benchmark its internal operational risk management and measurement practices with peer banks.

The Group is committed to operating within a strong system of internal controls that enables business to be transacted and risk taken without exposing the Group to unacceptable potential losses or reputational damages. The Group has an overarching ERMF that sets out the approach to internal governance. The ERMF establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating authority and monitoring compliance.

Organisation and structure

Operational risk comprises a number of specific risks defined as follow:

◾	Data Management and Information Risk: The risk that Barclays information is not captured, retained, used or protected in accordance with its value and legal and regulatory requirements.

◾	Financial Reporting Risk: The risk of a material misstatement or omission within the Group’s external financial, regulatory reporting or internal management reporting.

◾	Fraud Risk: The risk of financial loss when an internal or external party acts dishonestly with the intent to obtain an undue benefit, cause a loss to, or to expose either the Group or its customers and clients to a risk of loss.

◾	Payments Process Risk: The risk of payments being processed inaccurately, with delays, without appropriate authentication and authorisation.

◾	People Risk: The risk that Barclays is exposed to by virtue of being an employer (excluding Health and Safety related risk).

◾	Premises and Security Risk: The risk of interruption to Barclays’ business due to the unavailability of premises and infrastructure as a result of intentional or accidental damage to premises and moveable assets, physical security breaches and safety and security incidents.

◾	Supplier Risk: The risk that is introduced to the firm or entity as a consequence of obtaining services or goods from another legal entity as a result of inadequate selection, inadequate exit and supplier management, resulting in operational, financial, or reputational risk to the bank, failure of services and/or negative customer impact.

Organisation and structure

90 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

◾	Tax Risk: The risk of unexpected tax cost in relation to any tax for which Barclays is liable, or of reputational damage on tax matters with key stakeholders such as tax authorities, regulators, shareholders or the public. Tax cost includes tax, interest or penalties levied by a taxing authority.

◾	Technology Risk: The risk that comes about due to dependency on technological solutions and is defined as failure to develop, deploy and maintain technology solutions that are stable, reliable and deliver what the business needs.

◾	Transaction Operations Risk: The risk of Customer/Client or Bank detriment due to unintentional error and/or failure in the end-to-end process of initiation, processing and fulfilment of an interaction between a Customer/Client and the Bank with an underlying financial instrument (e.g. mortgage, derivative product, trade product etc.).

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damages.

Roles and responsibilities

The prime responsibility for the management of operational risk and compliance with control requirements rests with the business and functional units where the risk arises. The operational risk profile and control environment is reviewed by business management through specific meetings which cover governance, risk and control. Businesses are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, operational risk events and a review of scenarios.

The Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Management Framework and for overseeing the portfolio of operational risk across the Group.

Operational Risk Management (ORM) acts in a second line of defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays operational risk profile. ORM alerts management when risk levels exceed acceptable ranges or risk appetite in order to drive timely decision making and actions by the first line of defence. Through attendance at Business Risk Committee meetings, ORM provide specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered through the second line of defence review meetings. Depending on their nature, the outputs of these meetings are presented to the BRC or the BAC.

For further information on operational risk management, Risk and Control Self-assessments and risk scenarios, please refer to the operational risk management section on pages 350 to 353.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 91

Risk review

Principal Risk management

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

Since models are imperfect and incomplete representations of reality, they may be subject to errors affecting the accuracy of their output. Model errors can result in inappropriate business decisions being made, financial loss, regulatory risk, reputational risk and/or inadequate capital reporting. Models may also be misused, for instance applied to products that they were not intended for, or not adjusted, where fundamental changes to their environment would justify re-evaluating their core assumptions. Errors and misuse are the primary sources of model risk.

Robust model risk management is crucial to assessing and managing model risk within a defined risk appetite. Strong model risk culture, appropriate technology environment, and adequate focus on understanding and resolving model limitations are crucial components.

Organisation and structure

Barclays allocates substantial resources to identify and record models and their usage, document and monitor the performance of models, validate models and adequately address model limitations. Barclays manages model risk as an enterprise level risk similar to other Principal Risks.

Barclays has a dedicated Model Risk Management (MRM) function that consists of two main units: the Independent Validation Unit (IVU), responsible for model validation and approval, and Model Governance and Controls (MGC), covering model risk governance, controls and reporting, including ownership of model risk policy and the model inventory.

The model risk management framework consists of the model risk policy and standards. The policy prescribes group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, implementation, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, complexity and materiality, testing and monitoring, overlays, risk appetite, as well as vendor models and stress testing challenger models.

Barclays is continuously enhancing model risk management. The function reports to the Group CRO and operates a global framework. Implementation of best practice standards is a central objective of the Group. Model risk reporting flows to senior management as depicted below:

Roles and responsibilities

The key model risk management activities include:

◾	Correctly identifying models across all relevant areas of the firm, and recording models in the Group Models Database (GMD), the Group-wide model inventory. The heads of the relevant model ownership areas (typically, the Business Chief Risk Officers, Business Chief Executive Officers,
the Treasurer, the Chief Financial Officer, etc.) annually attest to the completeness and accuracy of the model inventory. MGC undertakes regular conformance reviews on the model inventory.

◾	Enforcing that every model has a model owner who is accountable for the model. The model owner must sign off models prior to submission to IVU for validation. The model owner works with the relevant technical teams (model developers, implementation, monitoring, data services, regulatory) to maintain that the model presented to IVU is and remains fit for purpose.

◾	Overseeing that every model is subject to validation and approval by IVU, prior to being implemented and on a continual basis. While all models are reviewed and re-approved for continued use each year, the validation frequency and the level of review and challenge applied by IVU is tailored to the materiality and complexity of each model. Validation includes a review of the model assumptions, conceptual soundness, data, design, performance testing, compliance with external requirements if applicable, as well as any limitations, proposed remediation and overlays with supporting rationale. Material model changes are subject to prioritised validation and approval.

◾	Defining model risk appetite in terms of risk tolerance, and qualitative metrics which are used to track and report model risk.

◾	Maintaining specific standards that cover model risk management activities relating to stress testing challenger models, model overlays, vendor models, and model complexity and materiality.

Organisation and structure

92 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Principal Risk management

Conduct risk management

Conduct risk

The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing positive customer and client outcomes, protecting market integrity and promoting effective competition. This includes taking reasonable steps to assure the Group’s culture and strategy are appropriately aligned to these goals, products and services are reasonably designed and delivered to meet the needs of customers and clients, as well as promoting the fair and orderly operation of the markets in which the Group does business and that the Group does not commit or facilitate money laundering, terrorist financing, bribery and corruption or breaches of economic sanctions.

Product Lifecycle, Culture and Strategy and Financial Crime are the risk categories under conduct risk.

Organisation and structure

The governance of conduct risk within Barclays is fulfilled through management Committees and forums operated by the First and Second Lines of Defence with clear escalation and reporting lines to the Board.

The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of conduct risk.

Roles and responsibilities

The Conduct Risk Management Framework (CRMF) comprises a number of elements that allow the Group to manage and measure its conduct risk profile.

Senior Managers have ownership within their areas for managing conduct risk. These individuals have a Statement of Responsibilities identifying the activities and areas for which they are accountable. The primary responsibility for managing conduct risk and compliance with control requirements sits with the business where the risk arises. The First Line Business Control Committees provide oversight of controls relating to conduct risk.

The Group Chief Compliance Officer is responsible for owning and maintaining an appropriate Group-wide CRMF for overseeing Group-wide conduct risk management. This includes defining and owning the relevant conduct risk policies and oversight of the implementation of controls to manage the risk.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward looking horizon scanning analysis as well as backward looking evidence-based indicators from both internal and external sources.

The Business Unit Risk Committees and the Financial Crime Business Oversight Committees are the primary Second Line governance forums for oversight of conduct risk profile and implementation of the CRMF. The responsibilities of the Business Unit Risk Committees include approval of the conduct risk tolerance and the business defined key indicators. Additional responsibilities include the identification and discussion of any emerging conduct risks exposures which have been identified.

Organisation and structure

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 93

Risk review

Principal Risk management

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

Organisation and structure

The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of reputation risk.

Roles and responsibilities

The Chief Compliance Officer is accountable for developing a reputation risk framework and policies including limits against which data is monitored, reported on and escalated, as required.

Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Reputation Risk Framework sets out what is required to manage reputation risk effectively and consistently across the bank.

The primary responsibility for identifying and managing reputation risk and adherence to the control requirements sits with the business and support functions where the risk arises.

Barclays International and Barclays UK are required to operate within established reputation risk appetite and their component businesses submit quarterly reports to the Group Reputation Management team, highlighting their most significant current and potential reputation risks and issues and how they are being managed. These reports are a key internal source of information for the quarterly reputation risk reports which are prepared for the GRC and RepCo.

Organisation and structure

94 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Principal Risk management

Legal risk management

Legal risk

The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

Overview

The Legal Risk Management Framework (LRMF) prescribes Group-wide requirements for the identification, escalation, measurement and management of legal risk, covering assessment, risk tolerance, key indicators and governance. The LRMF is supported by Group-wide legal risk policies and associated standards aligned to the following legal risks:

◾	Contractual Arrangements – the Group’s rights and remedies in its relationships with other parties not being enforceable as intended due to the absence of appropriate contractual documentation or defects therein.

◾	Litigation Management – failure to adequately manage litigation involving the Group.

◾	Intellectual Property (IP) – failure to protect the Group’s IP assets or the Group infringing valid IP rights of third parties.

◾	Competition/Anti-trust – failure to adequately manage competition/anti-trust issues or failure to manage relationships with competition/anti-trust authorities.

◾	Use of Law Firms – failure to control instruction of external law firms.

◾	Contact with Regulators – failure to manage interactions with regulators or failure to manage the receipt and handling of regulatory information from a regulatory or government agency appropriately.

The LRMF requires businesses and functions to integrate the management of legal risk within their strategic planning and business decision making, including adopting processes to identify legal risk exposures and managing adherence to the minimum control requirements.

In addition to legal risk detailed above, legal outcomes, including losses or the imposition of penalties, damages, fines and sanctions, may arise because of past and future actions, behaviours and business decisions aligned to the Principal Risk which gave rise to the outcome, including but not limited to conduct and operational risk. Details of current contentious legal matters in relation to the Group are set out in Note 29.

Organisation and structure

Business/function risk forums have oversight of their legal risk profile and implementation of the LRMF. The Legal Executive Committee oversees, challenges and monitors legal risk across the Group. The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of risk. Escalation paths from this forum exist to the BRC.

Roles and responsibilities

The primary responsibility for identifying and managing legal risk and adherence to the minimum control requirements sits with the businesses/functions where the risk resides.

On behalf of the businesses/functions, the aligned General Counsel or members of Legal senior management provide oversight and challenge of the legal risk profile, for example by undertaking legal risk tolerance assessments, and providing advice on legal risk management. Legal risk tolerance assessments include both quantitative and qualitative criteria such as:

◾	Risk and control self-assessment, lessons learned, testing and monitoring processes.

◾	Analysis of legal risk material control issues or weaknesses.

◾	Potential legal risks resulting from upcoming changes in the control environment, systems, or internal organisational structures.

◾	Potential implications on the Group of forthcoming changes in the external legal and regulatory environment and/or prevailing decisions from courts and enforcing authorities as they relate to defined legal risks.

The Group General Counsel supported by the Global Head of Legal Risk, Governance and Control is responsible for maintaining an appropriate LRMF and for overseeing Group-wide legal risk management.

Organisation and structure

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 95

Risk review

Risk performance

Credit risk

Summary of Contents		Page
Credit risk represents a significant risk to the Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	◾ Credit risk overview and summary of performance	97
	◾ The Group’s maximum exposure and collateral and other credit enhancements
	held	97
	◾ The Group’s approach to management and representation of credit quality	100
	– Asset credit quality	100
	– Debt securities	100
	– Balance sheet credit quality	100
This section provides a macro view of the Group’s credit exposures.

	◾ Analysis of the concentration of credit risk	102
The Group reviews and monitors risk	– Geographic concentrations	102
concentrations in a variety of ways.	– Industrial concentrations	103

This sections outlines performance against key
concentration risks at a macro Group level.
	◾ Loans and advances to customers and banks	105
In addition to Group wide concentrations, Credit Risk monitors exposure performance across a range of specific portfolios.	◾ Analysis of specific portfolios and asset types	106
	– Secured home loans	106
	– Credit cards and unsecured loans	107
	– Wholesale loans and advances at amortised cost	108
The Group monitors exposures to assets where there is a heightened likelihood of default and assets where an actual default has occurred.	◾ Analysis of problem loans	109
	– Age analysis of loans and advances that are past due but not impaired	109
	– Analysis of loans and advances assessed as impaired	109
	– Potential credit risk loans and coverage ratios	110
	– Impaired loans	111
This section outlines the exposure to assets that have been classified as impaired analysing the exposures between business units and by key product types.	– Forbearance	112

The Group, from time to time, agrees to the suspension of certain aspects of customer/client credit agreements, generally during temporary periods of financial difficulties where the Group is confident that the customer/client will be able to remedy the suspension.

This section outlines the Group’s current exposure to assets with this treatment.
The Group holds impairment provisions on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.	◾ Impairment	114
	– Impairment allowances	114
	– Management adjustments to models for impairment	114
	◾ Analysis of debt securities	115
	◾ Analysis of derivatives	115

This section outlines the movements in allowance for impairment by asset class exposure, material management adjustments to model output, analysis of debt securities and derivatives.

96 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Credit risk

The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

All disclosures in this section (pages 97 to 116) are unaudited unless otherwise stated.

Key metrics

Loan impairment charges in 2017 were 1% lower than 2016:

Group	-£19m
Loan impairment reduced slightly reflecting lower charges in Barclays UK and in the Barclays International wholesale portfolios partially offset by an adjustment relating to an asset sale in US cards

Retail	+£42m
Overall the retail portfolios have remained stable and broadly within expectations. Notwithstanding this, impairment charges increased primarily due to an adjustment relating to an asset sale in US cards

Wholesale	-£61m
Impairment charges have decreased, despite a large single name impairment. The lower impairment outcome was driven by a range of releases and materially lower charges to the Oil sector.

Overview

Credit risk represents a significant risk to the Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients. A summary of performance may be found below.

This section provides an analysis of areas of particular interest or potentially of higher risk, including: i) balance sheet, including the maximum exposure, collateral, credit quality and loans and advances; ii) areas of concentrations; iii) exposure to and performance metrics for specific portfolios and assets types, including home loans and credit cards; iv) problem loans, including credit risk loans (CRLs) and forbearance; and v) impairment, including impairment allowances and management adjustments to model outputs.

Please see the credit risk management section on pages 85 to 86 for details of governance, policies and procedures.

Summary of performance in the period

Loan impairment charges decreased £19m to £2,333m. Total loans and advances net of impairment decreased by £34.1bn to £415.4bn net £12.7bn decrease in cash collateral and settlement balances and a £21.4bn decrease in other lending, primarily in Corporate and Investment bank. Overall, this resulted in a 4bps increase in the LLR to 57bps.

Credit risk loans (CRLs) decreased to £6.0bn (December 2016: £6.5bn) and the CRL coverage ratio increased to 78% (December 2016: 71%) mainly within retail portfolios.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 97

Risk review

Risk performance

Credit risk

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum exposure £m	Netting and set-off £m	Collateral
			Cash	Non-cash	Risk transfer	Net exposure
As at 31 December 2017			£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	171,082	–	–	–	–	171,082
Items in the course of collection from other banks	2,153	–	–	–	–	2,153
Trading portfolio assets:
Debt securities	51,200	–	–	–	–	51,200
Traded loans	3,140	–	–	(128)	–	3,012
Total trading portfolio assets	54,340	–	–	(128)	–	54,212
Financial assets designated at fair value:
Loans and advances	11,037	–	(440)	(5,497)	(344)	4,756
Debt securities	15	–	–	–	–	15
Reverse repurchase agreements	100,040	–	(426)	(99,428)	–	186
Other financial assets	519	–	–	–	–	519
Total financial assets designated at fair value	111,611	–	(866)	(104,925)	(344)	5,476
Derivative financial instruments	237,669	(184,265)	(33,092)	(6,170)	(5,885)	8,257
Loans and advances to banks	35,663	–	(6)	(583)	(37)	35,037
Loans and advances to customers:
Home loans	147,002	–	(158)	(146,554)	–	290
Credit cards, unsecured and other retail lending	55,767	–	(241)	(3,995)	(16)	51,515
Corporate loans	162,783	(6,617)	(224)	(45,819)	(4,341)	105,782
Total loans and advances to customers	365,552	(6,617)	(623)	(196,368)	(4,357)	157,587
Reverse repurchase agreements and other similar secured lending	12,546	–	–	(12,226)	–	320
Financial investments - debt securities	57,129	–	–	(463)	(853)	55,813
Other assets	869	–	–	–	–	869
Total on-balance sheet	1,048,614	(190,882)	(34,587)	(320,863)	(11,476)	490,806

Off-balance sheet:
Contingent liabilities	19,012	–	(318)	(1,482)	(228)	16,984
Documentary credits and other short-term trade-related transactions	812	–	(27)	(11)	(4)	770
Standby facilities, credit lines and other commitments	314,761	–	(46)	(31,058)	(1,753)	281,904
Total off-balance sheet	334,585	–	(391)	(32,551)	(1,985)	299,658

Total	1,383,199	(190,882)	(34,978)	(353,414)	(13,461)	790,464

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

The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement is presented in the Barclays PLC Pillar 3 Report 2017.

Overview

As at 31 December 2017, the Group’s net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer increased 7% to £790.5bn. Overall, the extent to which the Group holds mitigation against its total exposure decreased to 43% (2016: 47%).

Of the remaining exposure left unmitigated, a significant portion relates to cash held at central banks, financial investment debt securities issued by governments and cash collateral and settlement balances, all of which are considered to be lower risk. Increases in cash held at central banks and financial investment debt securities in the period have driven the increase in the Group’s net exposure to credit risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivatives, financial investments and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented on pages 100 to 101.

Where collateral has been obtained in the event of default, the Group does not, as a rule, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2017, as a result of the enforcement of collateral, was £nil (2016: £16m).

98 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum	Netting	Collateral
As at 31 December 2016	exposure £m	and set-off £m	Cash £m	Non-cash £m	Risk transfer £m	Net exposure £m
On-balance sheet:
Cash and balances at central banks	102,353	–	–	–	–	102,353
Items in the course of collection from other banks	1,467	–	–	–	–	1,467
Trading portfolio assets:
Debt securities	38,789	–	–	–	–	38,789
Traded loans	2,975	–	–	(270)	–	2,705
Total trading portfolio assets	41,764	–	–	(270)	–	41,494
Financial assets designated at fair value:
Loans and advances	10,519	–	(17)	(4,107)	(432)	5,963
Debt securities	70	–	–	–	–	70
Reverse repurchase agreements	63,162	–	(688)	(62,233)	–	241
Other financial assets	262	–	–	–	–	262
Total financial assets designated at fair value	74,013	–	(705)	(66,340)	(432)	6,536
Derivative financial instruments	346,626	(273,602)	(41,641)	(8,282)	(5,205)	17,896
Loans and advances to banks	43,251	–	(4)	(4,896)	(22)	38,329
Loans and advances to customers:
Home loans	144,765	–	(184)	(143,912)	–	669
Credit cards, unsecured and other retail lending	57,808	–	(235)	(5,258)	(95)	52,220
Corporate loans	190,211	(8,622)	(320)	(52,029)	(5,087)	124,153
Total loans and advances to customers	392,784	(8,622)	(739)	(201,199)	(5,182)	177,042
Reverse repurchase agreements and other similar secured lending	13,454	–	(79)	(13,242)	–	133
Financial investments - debt securities	62,879	–	–	(533)	(1,286)	61,060
Other assets	1,205	–	–	–	–	1,205
Total on-balance sheet	1,079,796	(282,224)	(43,168)	(294,762)	(12,127)	447,515

Off-balance sheet:
Contingent liabilities	19,908	–	(247)	(1,403)	(130)	18,128
Documentary credits and other short-term trade-related transactions	1,005	–	(24)	(18)	(3)	960
Standby facilities, credit lines and other commitments	302,681	–	(321)	(26,548)	(1,704)	274,108
Total off-balance sheet	323,594	–	(592)	(27,969)	(1,837)	293,196

Total	1,403,390	(282,224)	(43,760)	(322,731)	(13,964)	740,711

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 99

Risk review

Risk performance

Credit risk

The Group’s approach to management and representation of credit quality

Asset credit quality

All loans and advances are categorised as either ‘neither past due nor impaired’, ‘past due but not impaired’, or ‘past due and impaired’, which includes restructured loans. For the purposes of the disclosures in the balance sheet credit quality section below and the analysis of loans and advances and impairment section (page 114):

◾	loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired may carry an unidentified impairment

◾	a loan is considered past due and classified as “Higher risk” when the borrower has failed to make a payment when due under the terms of the loan contract

◾	loans on forbearance programmes, as defined on page 111, are categorised as “Higher risk”

◾	the impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment.

The Group uses the following internal measures to determine credit quality for loans that are performing:

Default Grade	Wholesale lending Probability of default	Credit Quality Description
1-3	0.0-0.05%	Strong
4-5	0.05-0.15%
6-8	0.15-0.30%
9-11	0.30-0.60%
12-14	0.60-2.15%	Satisfactory
15-19	2.15-11.35%
20 - 21	11.35%+	Higher Risk

For retail clients, a range of analytical tools is used to derive the probability of default of clients at inception and on an ongoing basis.

For loans that are performing, these descriptions can be summarised as follows:

Strong: there is a very high likelihood of the asset being recovered in full.

Satisfactory: while there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to unsecured retail facilities. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of deterioration, mortgages with a high loan to value, and unsecured retail loans operating outside normal product guidelines.

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

Overview

As at 31 December 2017, the ratio of the Group’s assets classified as strong remained broadly stable at 89% (2016: 86%) of total assets exposed to credit risk.

Further analysis of debt securities by issuer and issuer type and netting and collateral arrangements on derivative financial instruments is presented on pages 115 and 116 respectively.

100 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Balance sheet credit quality (audited)
As at 31 December 2017	Strong (including investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (including investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %	Maximum exposure to credit risk %
Cash and balances at central banks	171,082	–	–	171,082	100	–	–	100
Items in the course of collection from other banks	2,088	56	9	2,153	97	3	–	100
Trading portfolio assets:
Debt securities	48,489	2,085	626	51,200	95	4	1	100
Traded loans	1,432	1,189	519	3,140	45	38	17	100
Total trading portfolio assets	49,921	3,274	1,145	54,340	92	6	2	100
Financial assets designated at fair value:
Loans and advances	9,457	817	763	11,037	86	7	7	100
Debt securities	–	15	–	15	–	100	–	100
Reverse repurchase agreements	82,263	17,692	85	100,040	82	18	–	100
Other financial assets	482	37	–	519	93	7	–	100
Total financial assets designated at fair value	92,202	18,561	848	111,611	82	17	1	100
Derivative financial instruments	229,262	7,863	544	237,669	96	4	–	100
Loans and advances to banks	34,590	926	147	35,663	97	3	–	100
Loans and advances to customers:
Home loans	135,576	5,781	5,645	147,002	92	4	4	100
Credit cards, unsecured and other retail lending	26,026	24,801	4,940	55,767	47	44	9	100
Corporate loans	113,505	36,786	12,492	162,783	70	22	8	100
Total loans and advances to customers	275,107	67,368	23,077	365,552	76	18	6	100
Reverse repurchase agreements and other similar secured lending	11,430	1,101	15	12,546	91	9	–	100
Financial investments - debt securities	57,107	18	4	57,129	100	–	–	100
Other assets	482	355	32	869	55	41	4	100
Total assets	923,271	99,522	25,821	1,048,614	89	9	2	100

Balance sheet credit quality (audited)
As at 31 December 2016	Strong (including investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (including investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %	Maximum exposure to credit risk %
Cash and balances at central banks	102,353	–	–	102,353	100	–	–	100
Items in the course of collection from other banks	1,328	130	9	1,467	91	9	–	100
Trading portfolio assets:
Debt securities	37,037	1,344	408	38,789	96	3	1	100
Traded loans	594	1,977	404	2,975	20	66	14	100
Total trading portfolio assets	37,631	3,321	812	41,764	90	8	2	100
Financial assets designated at fair value:
Loans and advances	9,692	533	294	10,519	92	5	3	100
Debt securities	59	11	–	70	84	16	–	100
Reverse repurchase agreements	53,151	9,999	12	63,162	84	16	–	100
Other financial assets	244	18	–	262	93	7	–	100
Total financial assets designated at fair value	63,146	10,561	306	74,013	85	14	1	100
Derivative financial instruments	330,737	14,963	926	346,626	95	5	–	100
Loans and advances to banks	39,159	3,830	262	43,251	91	9	–	100
Loans and advances to customers:
Home loans	136,922	2,589	5,254	144,765	95	1	4	100
Credit cards, unsecured and other retail lending	5,343	50,685	1,780	57,808	9	88	3	100
Corporate loans	140,414	37,170	12,627	190,211	74	19	7	100
Total loans and advances to customers	282,679	90,444	19,661	392,784	72	23	5	100
Reverse repurchase agreements and other similar secured lending	9,364	4,090	–	13,454	70	30	–	100
Financial investments - debt securities	62,842	30	7	62,879	100	–	–	100
Other assets	1,085	117	3	1,205	90	10	–	100
Total assets	930,324	127,486	21,986	1,079,796	86	12	2	100

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 101

Risk review

Risk performance

Credit risk

Analysis of the concentration of credit risk

A concentration of credit risk exists when a number of counterparties are located in a geographical region or are engaged in similar have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group’s policies with regard to managing concentration risk is presented on page 311.

Geographic concentrations

As at 31 December 2017, the geographic concentration of the Group’s assets remained broadly consistent with 2016. Exposure is concentrated in the UK 42% (2016: 41%), in the Americas 33% (2016: 33%) and Europe 21% (2016: 21%).

Credit risk concentrations by geography (audited)
As at 31 December 2017	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	53,068	57,179	56,034	63	4,738	171,082
Items in the course of collection from other banks	987	1,166	–	–	–	2,153
Trading portfolio assets	10,603	13,620	25,680	473	3,964	54,340
Financial assets designated at fair value	33,922	23,725	46,288	1,611	6,065	111,611
Derivative financial instruments	81,656	81,566	57,858	2,792	13,797	237,669
Loans and advances to banks	10,251	11,847	8,044	1,714	3,807	35,663
Loans and advances to customers	253,702	39,687	63,246	2,541	6,376	365,552
Reverse repurchase agreements and other similar secured lending	203	375	10,521	32	1,415	12,546
Financial Investments - debt securities	17,471	23,598	14,110	114	1,836	57,129
Other assets	592	13	148	33	83	869
Total on-balance sheet	462,455	252,776	281,929	9,373	42,081	1,048,614

Off-balance sheet:
Contingent liabilities	7,603	3,039	6,708	529	1,133	19,012
Documentary credits and other short-term trade related transactions	800	5	–	7	–	812
Standby facilities, credit lines and other commitments	105,112	36,079	168,003	1,601	3,966	314,761
Total off-balance sheet	113,515	39,123	174,711	2,137	5,099	334,585
Total	575,970	291,899	456,640	11,510	47,180	1,383,199

Credit risk concentrations by geography (audited)
As at 31 December 2016	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	30,485	40,439	24,859	77	6,493	102,353
Items in the course of collection from other banks	969	498	–	–	–	1,467
Trading portfolio assets	8,981	9,171	19,848	435	3,329	41,764
Financial assets designated at fair value	25,821	10,244	33,181	733	4,034	74,013
Derivative financial instruments	108,559	107,337	105,129	1,493	24,108	346,626
Loans and advances to banks	7,458	12,674	16,894	1,778	4,447	43,251
Loans and advances to customers	253,752	47,050	81,045	3,089	7,848	392,784
Reverse repurchase agreements and other similar secured lending	218	309	11,439	92	1,396	13,454
Financial Investments - debt securities	18,126	27,763	12,030	251	4,709	62,879
Other assets	987	–	137	10	71	1,205
Total on-balance sheet	455,356	255,485	304,562	7,958	56,435	1,079,796

Off-balance sheet:
Contingent liabilities	8,268	3,275	6,910	702	753	19,908
Documentary credits and other short-term trade related transactions	915	9	–	40	41	1,005
Standby facilities, credit lines and other commitments	106,427	35,476	156,077	1,694	3,007	302,681
Total off-balance sheet	115,610	38,760	162,987	2,436	3,801	323,594
Total	570,966	294,245	467,549	10,394	60,236	1,403,390

102 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Industry concentrations

The concentration of the Group’s assets by industry remained broadly consistent year on year. As at 31 December 2017, total assets concentrated towards banks and other financial institutions was 36% (2016: 43%), predominantly within derivative financial instruments. The proportion of the overall balance concentrated towards governments and central banks increased to 20% (2016: 14%) and towards home loans remained stable at 11% (2016: 11%).

Credit risk concentrations by industry (audited)
As at 31 December 2017	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distribu- tion and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	171,082	–	–	–	–	–	–	171,082
Items in the course of collection from other banks	2,153	–	–	–	–	–	–	–	–	–	–	2,153
Trading portfolio assets	4,682	10,672	3,311	807	26,030	3,900	598	3,324	128	–	888	54,340
Financial assets designated at fair value	21,468	78,506	38	4,666	4,812	2	3	2,083	28	–	5	111,611
Derivative financial instruments	126,248	87,272	2,383	2,103	5,811	8,179	576	2,972	–	–	2,125	237,669
Loans and advances to banks	27,780	–	–	–	7,883	–	–	–	–	–	–	35,663
Loans and advances to customers	–	74,923	9,249	23,706	9,433	6,104	12,450	20,483	147,002	54,205	7,997	365,552
Reverse repurchase agreements and other similar secured lending	7,241	4,844	–	153	307	–	–	1	–	–	–	12,546
Financial investments - debt securities	10,146	1,379	–	–	44,827	103	–	674	–	–	–	57,129
Other assets	147	701	–	–	21	–	–	–	–	–	–	869
Total on-balance sheet	199,865	258,297	14,981	31,435	270,206	18,288	13,627	29,537	147,158	54,205	11,015	1,048,614
Off-balance sheet:
Contingent liabilities	1,572	3,556	3,236	675	8	2,605	969	4,947	4	389	1,051	19,012
Documentary credits and other short-term trade related transactions	524	–	192	–	–	–	71	23	–	–	2	812
Standby facilities, credit lines and other commitments	1,026	31,427	37,913	12,956	384	31,702	14,436	34,392	10,785	126,169	13,571	314,761
Total off-balance sheet	3,122	34,983	41,341	13,631	392	34,307	15,476	39,362	10,789	126,558	14,624	334,585
Total	202,987	293,280	56,322	45,066	270,598	52,595	29,103	68,899	157,947	180,763	25,639	1,383,199

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 103

Risk review

Risk performance

Credit risk

Credit risk concentrations by industry (audited)
As at 31 December 2016	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distribu- tion and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	102,353	–	–	–	–	–	–	102,353
Items in the course of collection from other banks	1,467	–	–	–	–	–	–	–	–	–	–	1,467
Trading portfolio assets	2,231	7,998	1,625	565	21,047	3,733	324	2,972	257	–	1,012	41,764
Financial assets designated at fair value	14,714	49,783	3	5,699	856	5	33	2,811	33	2	74	74,013
Derivative financial instruments	182,664	139,066	2,913	3,488	6,547	4,585	810	3,392	–	–	3,161	346,626
Loans and advances to banks	38,932	–	–	–	4,319	–	–	–	–	–	–	43,251
Loans and advances to customers	–	91,812	12,337	24,200	12,028	7,384	12,967	21,838	144,765	56,730	8,723	392,784
Reverse repurchase agreements and other similar secured lending	2,596	10,568	–	38	252	–	–	–	–	–	–	13,454
Financial investments - debt securities	12,842	4,877	–	–	44,263	–	43	807	–	–	47	62,879
Other assets	975	205	–	–	25	–	–	–	–	–	–	1,205
Total on-balance sheet	256,421	304,309	16,878	33,990	191,690	15,707	14,177	31,820	145,055	56,732	13,017	1,079,796
Off-balance sheet:
Contingent liabilities	1,484	4,232	3,387	707	8	2,649	1,032	4,847	40	531	991	19,908
Documentary credits and other short-term trade related transactions	433	–	377	–	–	–	157	38	–	–	–	1,005
Standby facilities, credit lines and other commitments	1,021	29,329	38,829	11,876	400	29,699	14,741	26,359	9,610	126,708	14,109	302,681
Total off-balance sheet	2,938	33,561	42,593	12,583	408	32,348	15,930	31,244	9,650	127,239	15,100	323,594
Total	259,359	337,870	59,471	46,573	192,098	48,055	30,107	63,064	154,705	183,971	28,117	1,403,390

104 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

As the principal source of credit risk to the Group, loans and advances to customers and banks is analysed in detail below:

Analysis of loans and advances and impairment to customers and banks
As at 31 December 2017	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	[a]	Loan loss rates bps
Barclays UK	159,397	1,649	157,748	1,950	1.2	764		48
Barclays International	30,775	1,542	29,233	1,275	4.1	1,285		418
Head Office	9,333	296	9,037	710	7.6	16		17
Barclays Non-Core[b]	–	–	–	–	–	30		–
Total Group retail	199,505	3,487	196,018	3,935	2.0	2,095		105
Barclays UK	28,960	190	28,770	432	1.5	19		7
Barclays International	170,299	862	169,437	1,421	0.8	219		13
Head Office	7,103	113	6,990	206	2.9	1		1
Barclays Non-Core[b]	–	–	–	–	–	(1)		–
Total Group wholesale	206,362	1,165	205,197	2,059	1.0	238		12
Total loans and advances at amortised cost	405,867	4,652	401,215	5,994	1.5	2,333		57
Traded loans	3,140	n/a	3,140	n/a
Loans and advances designated at fair value	11,037	n/a	11,037	n/a
Loans and advances held at fair value	14,177	n/a	14,177	n/a
Total loans and advances	420,044	4,652	415,392	5,994

As at 31 December 2016
Barclays UK	155,729	1,519	154,210	2,044	1.3	866		56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085		324
Barclays Non-Core	10,319	385	9,934	838	8.1	102		99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053		103
Barclays UK	15,204	282	14,922	591	3.9	30		20
Barclays International	180,102	748	179,354	1,470	0.8	258		14
Head Office	4,410	–	4,410	–	–	–		–
Barclays Non-Core	41,406	194	41,212	299	0.7	11		3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299		12
Total loans and advances at amortised cost	440,655	4,620	436,035	6,491	1.5	2,352		53
Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a
Total loans and advances	454,149	4,620	449,529	6,491

Notes

a	Excluding impairment charges on available for sale investments and reverse repurchase agreements.
b	Barclays Non-Core represents charges for the six months ended 30 June 2017, primarily relating to Italian mortgages transferred into Head Office on 1 July 2017.

Total loans and advances decreased by £34.1bn to £415.4bn, including a net £12.7bn decrease in cash collateral and settlement balances and a £21.4bn decrease in other lending, primarily in Corporate and Investment Bank.

Credit risk loans (CRLs) decreased to £6.0bn (2016: £6.5bn) and the ratio of CRLs to gross loans and advances remained stable at 1.5% (2016: 1.5%). Loan impairment charges decreased £19m to £2,333m. Overall, this resulted in an increase of 4bps in the loan loss rate to 57bps.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 105

Risk review

Risk performance

Credit risk

Analysis of specific portfolios and asset types

This section provides an analysis of principal portfolios and businesses in the retail segments. In particular, home loans, credit cards, overdrafts and unsecured loans.

Secured home loans

The UK home loans portfolio comprises first lien home loans and accounts for 90% (2016: 89%) of the Group’s total home loan balances.

Home loans principal portfolios[a]
	Barclays UK
As at 31 December	2017	2016
Gross loans and advances (£m)	132,132	129,136
90 day arrears rate, excluding recovery book (%)	0.1	0.2
Non-performing proportion of outstanding balances (%)	0.4	0.6
Annualised gross charge-off rates (%)	0.2	0.3
Recovery book proportion of outstanding balances (%)	0.3	0.4
Recovery book impairment coverage ratio (%)	11.2	9.1

Note

a	Gross loans and advances include loans and advances to customers and banks. Risk metrics based on exposures to customers only.

Portfolio performance remained steady reflecting the continuing low base rate environment and stable economic conditions. The non-performing proportion of outstanding balances decreased due to an improved performance and a reduction in repossession stock. The recovery book impairment coverage ratio increased driven by a reduction in the number of customers entering recoveries, reflecting lower entries into collections and better customer payments rates from those in collections.

Within the UK home loans portfolio:

◾	owner-occupied interest-only home loans comprised 28% (2016: 31%) of total balances. The decrease was driven by a greater attrition rate compared to new business flow. The average balance weighted LTV on these loans reduced to 39.7% (2016: 41.7%) primarily driven by increases in the House Price Index (HPI) across core regions and the 90 day arrears rate excluding recovery book remained steady at 0.3% (2016: 0.2%)

◾	buy-to-let home loans comprised 11% (2016: 9%) of total balances. The average balance weighted LTV increased to 53.7% (2016: 52.6%), and the 90 day arrears rate excluding recovery book remained steady at 0.1% (2016: 0.1%).

Home loans principal portfolios – distribution of balances by LTV[a]
	Distribution of balances		Impairment coverage ratio		Non-performing proportion of outstanding balances		Non-performing balances impairment coverage ratio		Recovery book proportion of outstanding balances		Recovery book impairment coverage ratio
As at 31 December	2017%	2016%	2017%	2016%	2017%	2016%	2017%	2016%	2017%	2016%	2017%	2016%
Barclays UK
<=75%	91.1	91.8	0.1	0.1	0.5	0.6	4.3	4.2	0.2	0.4	7.5	5.9
>75% and <=80%	4.1	3.5	0.1	0.2	0.5	0.6	18.6	17.1	0.3	0.4	28.0	22.1
>80% and <=85%	2.6	2.1	0.1	0.2	0.4	0.8	16.4	20.4	0.2	0.6	27.8	25.0
>85% and <=90%	1.2	1.3	0.2	0.3	0.5	0.7	23.8	23.0	0.3	0.6	30.7	25.4
>90% and <=95%	0.6	0.8	0.4	0.4	0.9	1.1	28.7	28.3	0.6	0.8	38.9	33.7
>95% and <=100%	0.2	0.3	0.6	0.7	1.2	1.9	25.6	23.4	0.9	1.5	27.7	27.0
>100%	0.2	0.2	4.2	3.1	6.7	5.7	42.0	38.6	5.9	5.0	47.2	40.9
Note

a	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2017.

Home loans principal portfolios - Average LTV
	Barclays UK
As at 31 December	2017	2016
Portfolio marked to market LTV (%):
Balance weighted	47.6	47.7
Valuation weighted	35.2	35.6
Performing balances (%):
Balance weighted	47.6	47.3
Valuation weighted	35.6	35.5
Non-performing balances (%):
Balance weighted	49.8	52.5
Valuation weighted	39.1	41.7
For >100% LTVs:
Balances (£m)	215	239
Marked to market collateral (£m)	188	210
Average LTV: balance weighted (%)	127.7	118.4
Average LTV: valuation weighted (%)	118.6	113.1
% of balances in recovery book	5.9	5.0

106 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Balance pay down coupled with benefits from the HPI increase resulted in a 10% reduction in home loans that have LTV >100% to £215m (2016: £239m).

Home loans principal portfolios – new lending
	Barclays UK
As at 31 December	2017	2016
New bookings (£m)	22,665	19,885
New mortgages proportion above 85% LTV (%)	6.0	8.6
Average LTV on new mortgages: balance weighted (%)	63.8	63.4
Average LTV on new mortgages: valuation weighted (%)	56.0	54.4

Barclays UK: New lending during 2017 increased by 14%, reflecting heightened market activity while maintaining a steady risk profile. Average balance weighted LTV on new lending remained broadly stable at 63.8% (2016: 63.4%).

Head Office: Italian home loans of £9.2bn (2016: £10.0bn) are secured on residential property with an average balance weighted marked to market LTV of 61.0% (2016: 61.8%) and CRL coverage of 41% (2016: 36%). 90 day arrears and gross charge-off rates remained stable at 1.4% (2016: 1.2%) and 0.8% (2016: 0.8%) respectively while the CRL book coverage ratio increased, as a result of an update in the collateral valuation for accounts in the recovery book.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 87% (2016: 88%) of the Group’s total credit cards, unsecured loans and other retail lending.

Credit cards, unsecured loans and other retail lending principal portfolios
	Gross loans and advances £m	[a]	30 day arrears, excluding recovery book %	90 day arrears, excluding recovery book %	Annualised gross charge-off rate %	Recovery book proportion of outstanding balances %	Recovery book impairment coverage ratio %
As at 31 December 2017
Barclays UK
UK cards[b]	17,686		1.8	0.8	5.0	3.4	80.5
UK personal loans	6,255		2.5	1.2	3.3	4.7	77.2
Barclays International
US cards[b]	21,350		2.6	1.3	5.0	2.8	82.9
Barclays Partner Finance	3,814		1.3	0.5	2.6	2.4	78.1
Germany cards	1,976		2.5	1.0	3.8	2.7	78.0

As at 31 December 2016
Barclays UK
UK cards[b]	17,833		1.9	0.9	5.5	3.0	83.8
UK personal loans	6,076		2.1	0.9	3.1	4.7	77.2
Barclays International
US cards[b]	23,915		2.6	1.3	4.5	2.4	83.6
Barclays Partner Finance	4,041		1.5	0.6	2.5	2.6	81.5
Germany cards	1,812		2.6	1.0	3.7	2.7	79.0

Notes

a	Gross loans and advances includes loans and advances to customers and banks. Risk metrics based on exposures to customers.
b	For UK and US cards, outstanding recovery book balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recovery book impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.

UK cards: The annualised gross charge-off rate, which was higher in 2016 due to accelerated asset sales, normalised in 2017 to 5.0% (2016: 5.5%) in line with expectations. The recovery book proportion of outstanding balances increased, reflecting accelerated charge-off of non-compliant forbearance plans. However, the recovery book impairment coverage ratio decreased, reflecting the one time asset sale impact of accounts with lower recovery expectations.

UK personal loans: The 30 day arrears rate increased to 2.5% (2016: 2.1%) and the 90 day arrears rate increased to 1.2% (2016: 0.9%) reflecting increased flow into delinquency from some 2016 bookings due to higher incidences of fraud and poorer performance on customers with multiple loans, coupled with a weaker performance in collections operations. Both the recovery book proportion of outstanding balances of 4.7% (2016: 4.7%) and the recovery book impairment coverage ratio of 77.2% (2016: 77.2%) remained stable.

US cards: The annualised gross charge-off rate increased to 5.0% (2016: 4.5%) broadly in line with trends across the industry and also reflecting a one-off asset sale contributing to a drop in outstanding balances. As a result, recovery book proportion of outstanding balances increased to 2.8% (2016: 2.4%).

Barclays Partner Finance: Portfolio arrears and the annualised gross charge-off rate remained broadly stable during 2017.

Germany cards: 90 day arrears and the annualised gross charge-off rate remained stable, while the recovery book coverage ratio improved reflecting better recoveries. In addition, Germany consumer loans increased to £1.4bn (2016: £1.2bn).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 107

Risk review

Risk performance

Credit risk

Wholesale loans and advances at amortised cost
Analysis of wholesale loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2017
Banks	27,520	–	27,520	–	–	–	–
Other financial institutions	73,849	20	73,829	108	0.1	2	–
Manufacturing	9,193	64	9,129	162	1.8	(46)	(50)
Construction	3,180	34	3,146	21	0.7	(6)	(19)
Property	20,353	61	20,292	256	1.3	(27)	(13)
Government and central bank	16,403	1	16,402	35	0.2	–	–
Energy and water	6,214	124	6,090	235	3.8	(21)	(34)
Wholesale and retail distribution and leisure	12,497	217	12,280	253	2.0	53	42
Business and other services	20,147	505	19,642	361	1.8	264	131
Home loans[a]	5,598	48	5,550	268	4.8	11	20
Cards, unsecured loans and other personal lending[a]	4,452	33	4,419	272	6.1	(4)	(9)
Other	6,956	58	6,898	88	1.3	12	17
Total wholesale loans and advances at amortised cost	206,362	1,165	205,197	2,059	1.0	238	12

As at 31 December 2016
Banks	35,979	–	35,979	–	–	–	–
Other financial institutions	91,673	14	91,659	89	0.1	6	1
Manufacturing	12,373	130	12,243	226	1.8	37	30
Construction	3,418	40	3,378	58	1.7	5	15
Property	20,541	137	20,404	464	2.3	27	13
Government and central bank	15,847	–	15,847	–	–	–	–
Energy and water	7,569	181	7,388	348	4.6	102	135
Wholesale and retail distribution and leisure	12,995	169	12,826	258	2.0	38	29
Business and other services	21,210	284	20,926	331	1.6	54	25
Home loans[a]	5,497	48	5,449	190	3.5	9	16
Cards, unsecured loans and other personal lending[a]	5,329	129	5,200	207	3.9	6	11
Other	8,691	92	8,599	189	2.2	15	17
Total wholesale loans and advances at amortised cost	241,122	1,224	239,898	2,360	1.0	299	12

Note

a	Included in the above analysis are Wealth and Private Banking exposures measured on an individual customer exposure basis.

Wholesale loans and advances decreased £34.8bn to £206.4bn (2016: £241.1bn), including a net £12.7bn decrease in settlement and cash collateral balances and a £22.1bn decrease in other lending, mainly in the Corporate and Investment Bank.

CRLs decreased £0.3bn to £2.1bn (2016: £2.4bn), primarily in the property and energy sectors, with fewer large name exposures arising this year compared to 2016.

Loan impairment charges decreased to £238m (2016: £299m), reflecting the trend in CRLs. The loan loss rate remained stable at 12bps (2016: 12bps).

108 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Analysis of problem loans

Loans that are past due or assessed as impaired within this section are reflected in the balance sheet credit quality tables on page 101 as being Higher risk.

Age analysis of loans and advances that are past due but not impaired

The following table presents an age analysis of gross loans and advances that are past due but not impaired. Loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans although individually assessed as unimpaired may carry an unidentified impairment provision.

Loans and advances past due but not impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
As at 31 December 2017
Loans and advances designated at fair value	653	–	20	–	10	683
Home loans	3	1	–	–	22	26
Credit cards, unsecured and other retail lending	–	–	12	31	66	109
Corporate loans	6,272	277	129	85	98	6,861
Total	6,928	278	161	116	196	7,679

As at 31 December 2016
Loans and advances designated at fair value	29	8	18	–	16	71
Home loans	1	–	–	33	31	65
Credit cards, unsecured and other retail lending	2	–	2	11	77	92
Corporate loans	6,962	1,235	149	178	354	8,878
Total	6,994	1,243	169	222	478	9,106

Loans and advances past due but not impaired decreased by £1.4bn to £7.7bn, mainly due to fewer large corporate loans past due 1-2 months.

Analysis of loans and advances assessed as impaired

The following table presents an analysis of gross loans and advances into those collectively or individually assessed as impaired. The table includes an age analysis for loans and advances collectively assessed as impaired.

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

Loans and advances assessed as impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total collectively assessed £m	Individually assessed for impairment £m	Total £m
As at 31 December 2017
Home loans	2,622	465	200	304	477	4,068	922	4,990
Credit cards, unsecured and other retail lending	989	344	245	511	1,808	3,897	302	4,199
Corporate loans	546	34	20	28	85	713	1,384	2,097
Total	4,157	843	465	843	2,370	8,678	2,608	11,286

As at 31 December 2016
Home loans	2,866	795	201	298	452	4,612	820	5,432
Credit cards, unsecured and other retail lending	1,135	354	250	516	1,702	3,957	492	4,449
Corporate loans	288	53	35	72	131	579	1,580	2,159
Total	4,289	1,202	486	886	2,285	9,148	2,892	12,040

Loans and advances assessed as impaired decreased by £0.8bn to £11.3bn, reflecting a stable or generally improving trend in the ageing of impaired loans across the Group.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 109

Risk review

Risk performance

Credit risk

Potential credit risk loans (PCRLs) and coverage ratios

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: credit risk loans (CRLs) and potential problem loans (PPLs).

CRLs comprise three classes of loans:

◾	Impaired Loans: comprises loans where an individually identified impairment allowance has been raised. This category also includes all Retail loans that have been transferred to a recovery book. See page 111 for further analysis of impaired loans.

◾	Accruing past due 90 days or more: comprises loans that are 90 days or more past due with respect to principal or interest.

◾	Restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. For information on restructured loans refer to disclosures on forbearance on pages 111 to 114.

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a wholesale loan on a watch list deteriorates to the highest category, or a Retail loan deteriorates to delinquency cycle 2 (typically when past due 60 to 90 days), consideration is given to including it within the PPL category.

Potential credit risk loans and coverage ratios by business
	CRLs		PPLs		PCRLs
As at 31 December	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Barclays UK	1,950	2,044	266	310	2,216	2,354
Barclays International	1,275	1,249	198	192	1,473	1,441
Head Office	710	–	9	–	719	–
Barclays Non-Core	–	838	–	11	–	849
Total retail	3,935	4,131	473	513	4,408	4,644

Barclays UK	432	591	168	94	600	685
Barclays International	1,421	1,470	763	1,530	2,184	3,000
Head Office	206	–	22	–	228	–
Barclays Non-Core	–	299	–	59	–	358
Total wholesale	2,059	2,360	953	1,683	3,012	4,043
Group total	5,994	6,491	1,426	2,196	7,420	8,687

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2017 £m	2016 £m	2017%	2016%	2017%	2016%
Barclays UK	1,649	1,519	84.6	74.3	74.4	64.5
Barclays International	1,542	1,492	120.9	119.5	104.7	103.5
Head Office	296	–	41.7	–	41.2	–
Barclays Non-Core	–	385	–	45.9	–	45.3
Total retail	3,487	3,396	88.6	82.2	79.1	73.1

Barclays UK	190	282	44.0	47.7	31.7	41.2
Barclays International	862	748	60.7	50.9	39.5	24.9
Head Office	113	–	54.9	–	49.6	–
Barclays Non-Core	–	194	–	64.9	–	54.2
Total wholesale	1,165	1,224	56.6	51.9	38.7	30.3
Group total	4,652	4,620	77.6	71.2	62.7	53.2

CRLs decreased to £6.0bn (2016: £6.5bn) with the Group’s CRL coverage ratio increasing to 77.6% (2016: 71.2%) mainly within retail portfolios. The CRL coverage ratio for retail portfolios increased to 88.6% (2016: 82.2%) primarily due to movements in Barclays UK.

PPLs decreased to £1.4bn (2016: £2.2bn) primarily within Barclays International. The decrease was driven by Corporate and Investment Bank where the volume of PPL cases has decreased significantly.

110 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Impaired loans

The following table represents an analysis of impaired loans in line with the disclosure recommended by the Enhanced Disclosure Taskforce. Impaired loans are a subcomponent of CRLs and comprise loans where an individually identified impairment allowance has been raised. This category also includes all retail loans that have been transferred to a recovery book. For the majority of products, transfer to a recovery unit occurs for loans that are past due over 6 months unless a forbearance agreement is agreed. Earlier transfer points may occur depending on specific circumstances. Impaired loans may include loans that are still performing, fully collateralised loans or where indebtedness has already been written down to the expected realisable value.

Movement in impaired loans
	At beginning of year £m	Classified as impaired during the year £m	Transferred to not impaired during the year £m	Repayments £m	Amounts written off £m	Acquisitions and disposals £m	Exchange and other adjustments £m	Balance at 31 December £m
2017
Home loans	1,140	247	(203)	(149)	(26)	–	16	1,025
Credit cards, unsecured and other retail lending	1,704	1,878	(66)	(214)	(1,467)	–	27	1,862
Corporate loans	1,770	1,065	(271)	(664)	(202)	–	(181)	1,517
Total impaired loans	4,614	3,190	(540)	(1,027)	(1,695)	–	(138)	4,404

2016
Home loans	1,337	308	(150)	(171)	(19)	–	(165)	1,140
Credit cards, unsecured and other retail lending	2,200	1,761	(17)	(136)	(1,605)	(92)	(407)	1,704
Corporate loans	2,098	984	(427)	(220)	(331)	(15)	(319)	1,770
Total impaired loans	5,635	3,053	(594)	(527)	(1,955)	(107)	(891)	4,614

Forbearance

Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting their financial commitments (“financial difficulties”).

Analysis of forbearance programmes
	Balances		Impairment allowance		Impairment coverage
As at 31 December	2017 £m	2016 £m	2017 £m	2016 £m	2017%	2016%
Barclays UK	847	926	226	237	26.7	25.6
Barclays International	210	243	86	57	41.0	23.5
Head Office	186	–	11	–	5.9	–
Barclays Non-Core	–	211	–	9	–	4.3
Total retail	1,243	1,380	323	303	26.0	22.0
Barclays UKa	606	589	31	62	5.1	10.5
Barclays International[a]	2,347	2,044	519	257	22.1	12.6
Barclays Non-Core	–	269	–	50	–	18.5
Total wholesale	2,953	2,902	550	369	18.6	12.7
Group total[b]	4,196	4,282	873	672	20.8	15.7

Notes

a In 2017, ESHLA balances were reclassified from Barclays International to Barclays UK reflecting the management of the portfolio.

b Barclays Non-Core retail balances of £186m were reclassified into Head Office and £158m wholesale balances were reclassified into Barclays International.

Balances on forbearance programmes decreased 2% driven by better portfolio performance.

Retail balances on forbearance reduced 10% to £1.2bn, reflecting an overall decrease in both Barclays UK and Barclays International portfolios.

◾	Barclays UK: Reduction was driven by UK cards portfolio, where balances on forbearance plans were lower due to an asset sale and application of tighter entry criteria. For the UK home loans portfolio the reduction was due to stable economic conditions and reduced forbearance entries.

◾	Barclays International: US cards forbearance balances decreased due to an asset sale of high risk accounts. The increase in impairment allowance was driven by updated modelling methodology.

Wholesale balances on forbearance remained broadly stable at £3.0bn (2016: £2.9bn). Across the principal portfolios, the flow of new cases into forbearance during 2017 was offset by a range of repayments and credit improvements where clients returned to the performing book and a modest level of write offs.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 111

Risk review

Risk performance

Credit risk

Retail forbearance programmes

Forbearance on the Group’s principal retail portfolios in the US and UK is presented below. The principal portfolios account for 71% (2016: 73%) of total retail forbearance balances.

Analysis of key portfolios in forbearance programmes
		Balances on forbearance programmes				Marked to market LTV of forbearance balances: balance weighted %	Marked to market LTV of forbearance balances: valuation weighted %	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %
				Of which:
	Total £m	% of gross retail loans and advances %		Past due of which:
			Up-to-date £m	1-90 days past due £m	91 or more days past due £m

As at 31 December 2017
Barclays UK
UK home loans	355	0.3	237	79	39	43.2	31.0	4	1.1
UK cards	302	1.7	153	98	51	n/a	n/a	179	59.3
UK personal loans	77	1.2	48	21	8	n/a	n/a	30	39.0
Barclays International
US cards	148	0.7	107	30	11	n/a	n/a	58	39.2

As at 31 December 2016
Barclays UK
UK home loans	390	0.3	188	149	53	44.7	31.3	3	0.8
UK cards	337	1.9	255	59	23	n/a	n/a	185	54.9
UK personal loans	94	1.5	58	26	10	n/a	n/a	38	40.4
Barclays International
US cards	186	0.8	139	35	12	n/a	n/a	38	20.4

◾	UK home loans: Improvement driven by stable economic conditions and a reduction in forbearance entries.

◾	UK cards: Balances on forbearance plans reduced due to an asset sale and tighter entry criteria. The forbearance impairment coverage ratio increased due to the inclusion of additional forbearance populations in 2017 which carry higher impairment provision rates.

◾	UK personal loans: Impairment allowance held against forbearance stock decreased in line with the overall forbearance balance and the coverage ratio remained relatively stable.

◾	US cards: Balances were lower due to asset sale of high risk accounts while impairment allowance increased due to a change in methodology.

Forbearance by type
	Barclays UK						Barclays International
	UK home loans		UK cards		UK personal loans		US cards
As at 31 December	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Payment concession	94	96	84	45	–	–	–	–
Interest only conversion	75	84	–	–	–	–	–	–
Term extension	184	210	–	–	8	16	–	–
Fully amortising	–	–	–	–	54	65	135	97
Repayment plan[a]	–	–	96	218	15	13	13	89
Interest rate concession	2	–	122	74	–	–	–	–
Total	355	390	302	337	77	94	148	186

Note

a Repayment plan represents a reduction to the minimum payment due requirements and interest rate.

◾	UK cards: The reduction in the Repayment Plan book was driven by a one-time accelerated charge-off of legacy accounts in addition to reduced inflow as a result of tighter entry criteria. This reduction was partially offset by the inclusion of new segments following a review of the forbearance population to better align with policy.

112 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Wholesale forbearance programmes

The tables below detail balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes[a]
		Balances on forbearance programmes					Impairment allowances marked against balances on forbearance programmes
			Of which:					Total balances on forbearance programmes coverage ratio
			Performing balances	Impaired up-to-date balances
		% of gross wholesale loans and advances			Balances between 1 and 90 days past due	Balances 91 days or more past due

	Total balances

	£m	%	£m	£m	£m	£m	£m	%
As at 31 December 2017
Barclays UK	606	2.1	378	8	89	131	31	5.1
Barclays International	2,347	1.4	1,587	300	57	403	519	22.1
Total	2,953	1.4	1,965	308	146	534	550	18.6

As at 31 December 2016
Barclays UK	589	3.9	187	93	78	231	62	10.5
Barclays International	2,044	1.1	1,285	567	33	159	257	12.6
Barclays Non-Core	269	0.6	57	44	25	143	50	18.6
Total	2,902	1.2	1,529	704	136	533	369	12.7

Note

a In 2017, certain ESHLA balances were reclassified from Barclays International to Barclays UK reflecting the management of the portfolio.

Wholesale forbearance reporting split by exposure class
		Personal and
	Corporate	trusts	Other	Total
	£m	£m	£m	£m
As at 31 December 2017
Restructure: reduced contractual cash flows	5	–	–	5
Restructure: maturity date extension	373	26	–	399
Restructure: changed cash flow profile (other than extension)	297	–	–	297
Restructure: payment other than cash	16	–	–	16
Change in security	9	–	–	9
Adjustments or non-enforcement of covenants	1,477	101	1	1,579
Other (e.g. capital repayment holiday; restructure pending)	474	174	–	648
Total	2,651	301	1	2,953

As at 31 December 2016
Restructure: reduced contractual cash flows	32	–	–	32
Restructure: maturity date extension	411	107	–	518
Restructure: changed cash flow profile (other than extension)	346	1	–	347
Restructure: payment other than cash	10	–	–	10
Change in security	7	–	–	7
Adjustments or non-enforcement of covenants	1,242	155	–	1,397
Other (e.g. capital repayment holiday; restructure pending)	438	153	–	591
Total	2,486	416	–	2,902

Wholesale forbearance reporting split by business unit
		Barclays	Barclays
	Barclays UK	International	Non-Core	Total
	£m	£m	£m	£m
As at 31 December 2017
Restructure: reduced contractual cash flows	3	2	–	5
Restructure: maturity date extension	90	309	–	399
Restructure: changed cash flow profile (other than extension)	199	98	–	297
Restructure: payment other than cash	–	16	–	16
Change in security	–	9	–	9
Adjustments or non-enforcements of covenants	223	1,356	–	1,579
Other (e.g. capital repayment holiday; restructure pending)	91	557	–	648
Total	606	2,347	–	2,953

As at 31 December 2016
Restructure: reduced contractual cash flows	3	29	–	32
Restructure: maturity date extension	114	316	88	518
Restructure: changed cash flow profile (other than extension)	180	164	3	347
Restructure: payment other than cash	–	10	–	10
Change in security	1	6	–	7
Adjustments or non-enforcements of covenants	132	1,212	53	1,397
Other (e.g. capital repayment holiday; restructure pending)	159	307	125	591
Total	589	2,044	269	2,902

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 113

Risk review

Risk performance

Credit risk

Wholesale forbearance flows in 2017
£m
As at 1 January 2017	2,902
Added to forbearance	2,157
Removed from forbearance (credit improvement)	(632)
Fully or partially repaid and other movements	(1,277)
Written off/moved to recovery book	(197)
As at 31 December 2017	2,953

Impairment

Impairment allowances

Impairment allowances remained stable at £4,652m (2016: £4,620m) during the year.

Movements in allowance for impairment by asset class (audited)
							Amounts
		Acquisitions		Exchange			charged to
	At beginning	and	Unwind of	and other	Amounts		income	Balance at
	of year	disposals	discount	adjustments	written off	Recoveries	statement	31 December
	£m	£m	£m	£m	£m	£m	£m	£m
2017
Home loans	467	–	(5)	(4)	(29)	–	29	458
Credit cards, unsecured and other retail lending	3,060	–	(43)	(223)	(2,042)	252	2,051	3,055
Corporate loans	1,093	(5)	–	(13)	(258)	82	240	1,139
Total impairment allowance	4,620	(5)	(48)	(240)	(2,329)	334	2,320	4,652

2016
Home loans	518	(3)	(5)	(108)	(23)	–	88	467
Credit cards, unsecured and other retail lending	3,394	(2)	(70)	(709)	(1,806)	296	1,957	3,060
Corporate loans	1,009	–	–	81	(364)	69	298	1,093
Total impairment allowance	4,921	(5)	(75)	(736)	(2,193)	365	2,343	4,620

Management adjustments to models for impairment

Management adjustments to models for impairment are applied in order to factor in certain conditions or changes in policy that are not incorporated into the relevant impairment models, or to reflect additionally known facts and circumstances at the period end. Adjustments typically increase the model derived impairment allowance. Where applicable, management adjustments are reviewed and incorporated into future model development.

Management adjustments to models of more than £10m with respect to impairment allowance in our principal portfolios are presented below.

Principal portfolios that have management adjustments greater than £10m
	2017		2016
	Total		Total
	management		management
	adjustments		adjustments
	to		to
	impairment	Proportion	impairment	Proportion
	allowances,	of total	allowances,	of total
	including	impairment	including	impairment
	forbearance	allowances	forbearance	allowances
As at 31 December	£m	%	£m	%
Barclays UK
UK cards	49	5	312	34
UK home loans	71	72	70	69
UK business lending	70	31	69	33
Barclays International
Corporate Banking	68	11	71	14
Barclays Partner Finance	37	24	59	37

UK cards: Adoption of new PD models resulted in a year-on-year release of PMAs.

UK home Loans: To capture the potential impact from an increase in the house price to earnings ratio, change in the impairment methodology and increased coverage on interest-only loans maturing in the next five years.

UK business lending: To align to impairment policy requirements, potential impact from commercial property price deterioration and the susceptibility of minimum debt service customers to interest rate rises.

Corporate banking: Most material adjustment related to the risk associated with the potential of rate rises impacting low interest cover clients.

Barclays Partner Finance: Adoption of new PD models resulted in a year-on-year release of PMAs.

114 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Further information on the credit quality of debt securities is presented on pages 100 to 101.

Debt securities
	2017		2016
As at 31 December	£m	%	£m	%
Of which issued by:
Governments and other public bodies	69,981	64.5	64,852	63.7
Corporate and other issuers	27,955	25.8	28,284	27.8
US agency	7,868	7.3	6,208	6.1
Mortgage and asset backed securities	2,520	2.3	2,372	2.3
Bank and building society certificates of deposit	21	0.1	23	0.1
Total	108,345	100.0	101,739	100.0

Government securities
As at 31 December			2017 Fair value £m	2016 Fair value £m
United States			21,570	16,284
United Kingdom			19,475	20,145

Analysis of derivatives

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)
	2017			2016
As at 31 December	Balance sheet assets £m	Counterparty netting £m	Net exposure £m	Balance sheet assets £m	Counterparty netting £m	Net exposure £m
Foreign exchange	54,943	42,117	12,826	79,744	59,040	20,704
Interest rate	153,043	117,559	35,484	228,652	185,723	42,929
Credit derivatives	12,549	9,952	2,597	16,273	12,891	3,382
Equity and stock index	14,698	12,702	1,996	17,089	12,603	4,486
Commodity derivatives	2,436	1,935	501	4,868	3,345	1,523
Total derivative assets	237,669	184,265	53,404	346,626	273,602	73,024
Cash collateral held			33,092			41,641
Net exposure less collateral			20,312			31,383

Derivative asset exposures would be £217bn (2016: £315bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Similarly, derivative liabilities would be £217bn (2016: £317bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £6bn (2016: £8bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 115

Risk review

Risk performance

Credit risk

The table below sets out the fair value and notional amounts of OTC derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement
		2017			2016
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Unilateral in favour of Barclays
Foreign exchange	18,280	484	(345)	17,713	607	(274)
Interest rate	5,495	868	(26)	6,666	1,017	(60)
Credit derivatives	–	–	–	174	3	(2)
Equity and stock index	6	3	–	390	3	(147)
Commodity derivatives	243	–	(9)	753	33	(26)
Total unilateral in favour of Barclays	24,024	1,355	(380)	25,696	1,663	(509)
Unilateral in favour of counterparty
Foreign exchange	21,052	720	(1,851)	20,837	786	(2,549)
Interest rate	74,412	8,458	(9,934)	108,915	3,795	(5,979)
Credit derivatives	283	6	(3)	152	3	(7)
Equity and stock index	1,030	432	(53)	1,121	312	(49)
Commodity derivatives	515	4	(6)	1,231	67	(66)
Total unilateral in favour of counterparty	97,292	9,620	(11,847)	132,256	4,963	(8,650)
Bilateral arrangement
Foreign exchange	4,318,754	48,660	(46,403)	3,772,477	70,464	(68,788)
Interest rate	8,060,574	135,465	(131,334)	7,335,641	187,155	(179,650)
Credit derivatives	404,069	7,337	(5,903)	608,859	11,422	(9,994)
Equity and stock index	144,255	6,178	(9,099)	192,448	6,146	(9,692)
Commodity derivatives	11,801	630	(575)	11,766	1,318	(1,442)
Total bilateral arrangement	12,939,453	198,270	(193,314)	11,921,191	276,505	(269,566)
Uncollateralised derivatives
Foreign exchange	380,823	4,442	(4,256)	363,921	7,490	(6,287)
Interest rate	202,053	4,215	(1,715)	184,362	5,723	(2,459)
Credit derivatives	6,808	252	(327)	5,872	383	(510)
Equity and stock index	16,448	884	(5,917)	13,706	2,558	(3,385)
Commodity derivatives	4,661	60	(266)	16,389	504	(748)
Total uncollateralised derivatives	610,793	9,853	(12,481)	584,250	16,658	(13,389)
Total OTC derivative assets/(liabilities)	13,671,562	219,098	(218,022)	12,663,393	299,789	(292,114)

116 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Risk performance

Market risk

Summary of Contents		Page
Outlines key measures used to summarise the market risk profile of the bank such as value at risk (VaR). A distinction is made between management and regulatory measures.	◾ Market risk overview and summary of performance	118

Provides a Group-wide overview of where assets and liabilities on the Group’s balance sheet are managed within regulatory traded and non-traded books.	◾ Balance sheet view of trading and banking books	119

The Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor. This section also outlines the macroeconomic conditions modelled as part of the Group’s risk management framework.	◾ Traded market risk	120
	◾ Review of management measures	120
	– The daily average, maximum and minimum values of management VaR	120
	– Business scenario stresses	120
	◾ Review of regulatory measures	121
The Group’s regulatory measures of market risk under the approved internal models approach are also disclosed.	– Analysis of regulatory VaR, SVaR, IRC and Comprehensive Risk Measure	121
	– Breakdown of the major regulatory risk measures by portfolio	121

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 117

Risk review

Risk performance

Market risk

Market risk

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations

All disclosures in this section pages 118 to 121 are unaudited unless otherwise stated.

Key metrics

Average Management value at risk	-10%
in 2017 at £19m (2016: £21m) remained relatively stable.

This small reduction was driven by a 25% decrease in average credit risk
VaR, primarily due to tighter credit spreads.

Overview of market risk

This section contains key statistics describing the market risk profile of the bank. A distinction is made between regulatory and management measures within the section. The market risk management section on pages 108 to 115 provides descriptions of these metrics:

◾	page 119 provides a view of market risk in the context of the Group’s balance sheet

◾	page 129 covers the management of market risk. Management measures are shown from page 162 and regulatory equivalent measures are shown from page 163.

Measures of market risk in the

Group and accounting measures

Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:

◾	balance sheet measures show accruals-based balances or marked to market values as at the reporting date

◾	VaR measures also take account of current marked to market values, but in addition hedging effects between positions are considered

◾	market risk measures are expressed in terms of changes in value or volatilities as opposed to static values.

For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures. The table ‘Balance sheet split by trading and banking books’, on page 119, helps the reader understand the main categories of assets and liabilities subject to regulatory market risk measures.

Summary of performance in the period

Overall, the Group has maintained a steady risk profile:

◾	measures of traded market risk have been relatively stable over 2017, characterised by a low volatility environment.

118 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

The balance sheet split by trading book and banking books is shown on an IFRS accounting scope of consolidation. The reconciliation between the accounting and regulatory scope of consolidation is shown in the Barclays PLC Pillar 3 Report 2017.

Balance sheet split by trading and banking books
	Banking book[a]	Trading book	Total
As at 31 December 2017	£m	£m	£m
Cash and balances at central banks	171,082	–	171,082
Items in course of collection from other banks	2,153	–	2,153
Trading portfolio assets	1,555	112,205	113,760
Financial assets designated at fair value	7,874	108,407	116,281
Derivative financial instruments	924	236,745	237,669
Financial investments	58,916	–	58,916
Loans and advances to banks	32,464	3,199	35,663
Loans and advances to customers	343,771	21,781	365,552
Reverse repurchase agreements and other similar secured lending	12,546	–	12,546
Prepayments, accrued income and other assets	2,389	–	2,389
Investments in associates and joint ventures	718	–	718
Property, plant and equipment	2,572	–	2,572
Goodwill and intangible assets	7,849	–	7,849
Current tax assets	482	–	482
Deferred tax assets	3,457	–	3,457
Retirement benefit assets	966	–	966
Assets included in disposal groups classified as held for sale	1,193	–	1,193
Total assets	650,911	482,337	1,133,248

Deposits from banks	35,337	2,386	37,723
Items in course of collection due to other banks	446	–	446
Customer accounts	415,783	13,338	429,121
Repurchase agreements and other similar secured borrowing	40,338	–	40,338
Trading portfolio liabilities	–	37,351	37,351
Financial liabilities designated at fair value	4,368	169,350	173,718
Derivative financial instruments	389	237,956	238,345
Debt securities in issue	73,314	–	73,314
Subordinated liabilities	23,826	–	23,826
Accruals, deferred income and other liabilities	8,565	–	8,565
Provisions	3,543	–	3,543
Current tax liabilities	586	–	586
Deferred tax liabilities	44	–	44
Retirement benefit liabilities	312	–	312
Liabilities included in disposal groups classified as held for sale	–	–	–
Total liabilities	606,851	460,381	1,067,232

Note

a	The primary risk factors for banking book assets and liabilities are interest rates and to a lesser extent, foreign exchange rates. Credit spreads and equity prices will also be factors where the Group holds debt and equity securities respectively, either as financial assets designated at fair value (see Note 14) or as available for sale (see Note 16) of the financial statements.

Included within the trading book are assets and liabilities which are included in the market risk regulatory measures. For more information on these measures (VaR, SVaR, IRC and CRM) see page 334.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 119

Risk review

Risk performance

Market risk

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk. See the risk management section on pages 332 to 333 for more detail on management measures and the differences when compared to regulatory measures.

The table below shows the total Management VaR on a diversified basis by risk factor. Total Management VaR includes all trading positions in CIB and Head Office.

Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business.

The daily average, maximum and minimum values of management VaR

Management VaR (95%, one day) (audited)
		2017			2016
For the year ended 31 December[a]	Average £m	High[b] £m	Low[b] £m	Average £m	High[b] £m	Low[b] £m
Credit risk	12	18	8	16	24	9
Interest rate risk	8	15	4	7	13	4
Equity risk	8	14	4	7	11	4
Basis risk	5	6	3	5	9	3
Spread risk	5	8	3	3	5	2
Foreign exchange risk	3	7	2	3	5	2
Commodity risk	2	3	1	2	4	1
Inflation risk	2	4	1	2	3	2
Diversification effect[b]	(26)	n/a	n/a	(24)	n/a	n/a
Total management VaR	19	26	14	21	29	13

Notes

a	Includes BAGL.
b	Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historic correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Management VaR remained relatively stable year-on-year characterised by a low volatility environment. The year-on-year reduction in Credit VaR was driven primarily by tighter credit spreads.

Group Management VaRa (£m)

Business Scenario Stresses

As part of the Group’s risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to seven global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, global recession, and a sharp increase in economic growth.

In 2017, the scenario analyses showed that the largest market risk related impacts would be due to a severe deterioration in financial liquidity and global recession.

120 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Review of regulatory measures

The following disclosures provide details on regulatory measures of market risk. See page 334 for more detail on regulatory measures and the differences when compared to management measures.

The Group’s market risk capital requirement comprises of two elements:

◾	the market risk of trading book positions booked to legal entities are measured under a PRA approved internal models approach, including Regulatory VaR, Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) as required

◾	the trading book positions that do not meet the conditions for inclusion within the approved internal models approach are calculated using standardised rules.

The table below summarises the regulatory market risk measures, under the internal models approach. See Table 76: MR1-A - Market Risk - own fund requirements on page 97 of the Barclays PLC Pillar 3 Report 2017 for a breakdown of capital requirements by approach.

Analysis of Regulatory VaR, SVaR, IRC and Comprehensive Risk Measure[a]
	Year-end £m	Avg. £m	Max £m	Min £m
As at 31 December 2017
Regulatory VaR (1-day)	28	27	39	19
Regulatory VaR (10-day)[b]	90	85	123	60
SVaR (1-day)	59	63	105	41
SVaR (10-day)[b]	186	200	331	130
IRC	188	202	326	142
CRM	–	1	2	–

As at 31 December 2016
Regulatory VaR (1-day)	33	26	34	18
Regulatory VaR (10-day)[b]	105	84	108	57
SVaR (1-day)	65	56	75	34
SVaR (10-day)[b]	205	178	236	109
IRC	154	155	238	112
CRM	2	5	12	2

Notes

a	Includes BAGL.
b	The 10 day VaR is based on scaling of 1 day VaR model output since VaR is currently not modelled for a 10 day holding period. More information about Regulatory and Stressed VaR methodology is available in Barclays Pillar 3 Report 2017.

Overall, there was an increase in IRC in 2017, with no significant movements in other internal model components:

◾	Regulatory VaR/SVaR: Average VaR/SVaR was broadly unchanged compared to the previous year.

◾	IRC: Increase was mainly driven by positional increases.

◾	CRM: Reduced to zero as the final positions matured in a specific legacy portfolio.

Breakdown of the major regulatory risk measures by portfolio[a]
As at 31 December 2017	Macro £m	Equities £m	Credit £m	Barclays International Treasury £m	Banking £m	Group Treasury £m	Barclays Non-Core £m	Financial Resource Management[b] £m
Regulatory VaR (1-day)	13	6	19	–	5	6	–	8
Regulatory VaR (10-day)	42	20	59	–	16	18	–	25
SVaR (1-day)	23	11	41	–	10	11	–	20
SVaR (10-day)	72	35	130	1	30	35	–	64
IRC	203	5	270	–	1	10	–	65
CRM	–	–	–	–	–	–	–	–

Breakdown of the major regulatory risk measures by portfolio[a]
As at 31 December 2016	Macro £m	Equities £m	Credit £m	Barclays International Treasury £m	Banking £m	Group Treasury £m	Barclays Non-Core £m	Financial Resource Management[b] £m
Regulatory VaR (1-day)	14	12	6	14	12	5	6	–
Regulatory VaR (10-day)	44	38	20	45	40	15	21	–
SVaR (1-day)	22	43	7	30	18	9	22	–
SVaR (10-day)	69	137	24	95	58	30	69	–
IRC	220	8	146	196	25	10	18	–
CRM	–	–	–	–	–	–	2	–

Note

a	Excludes BAGL.
b	The movement from Barclays International Treasury to Financial Resource Management was due to changes in the hierarchy.

The table above shows the primary portfolios which are driving the trading businesses’ modelled capital requirement as at 2017 year end. The standalone portfolio results diversify at the total level and are not additive. Regulatory VaR, SVaR, IRC and CRM in the prior table show the diversified results at a group level.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 121

Risk review

Risk performance

Treasury and capital risk

Summary of Contents		Page
Liquidity risk performance
The risk that the firm, although solvent, either	◾ Liquidity overview and summary of performance	124
does not have sufficient financial resources	◾ Liquidity risk stress testing	124
available to enable it to meet its obligations	– Liquidity Risk Appetite	125
as they fall due, or can secure such resources	– Liquidity regulation	125
only at excessive cost.	– Internal and regulatory stress tests	125
This section provides an overview of the
Group’s liquidity risk.
The liquidity pool is held unencumbered and	◾ Liquidity pool	126
is not used to support payment or clearing	– Composition of the liquidity pool	126
requirements. The liquidity pool is intended	– Liquidity pool by currency	126
to offset stress outflows, and comprises the	– Management of the Group liquidity pool	126
following cash and unencumbered assets.	– Contingent liquidity	127
The basis for sound liquidity risk	◾ Funding structure and funding relationships	127
management is a solid funding structure that	– Deposit funding	127
reduces the probability of a liquidity stress	– Behavioural maturity profile	128
leading to an inability to meet funding	– Wholesale funding	128
obligations as they fall due.
Asset encumbrance arises from collateral	◾ Encumbrance	129
pledged against secured funding and other	– On-balance sheet	130
collateralised obligations. Barclays funds a	– Off-balance sheet	130
portion of trading portfolio assets and other	– Repurchase agreements and reverse repurchase agreements	131
securities via repurchase agreements and other similar borrowing, and pledges a portion of customer loans and advances as collateral in securitisation, covered bond and other similar secured structures.
In addition to monitoring and managing key	◾ Credit ratings	132
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

Provides details on the contractual maturity	◾ Contractual maturity of financial assets and liabilities	133
of all financial instruments and other assets and liabilities.

122 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

		Page
Capital risk performance
Capital risk is the risk that the firm has an	◾ Capital risk overview and summary of performance	137
insufficient level or composition of capital to	◾ Regulatory minimum capital and leverage requirements	138
support its normal business activities and to	– Capital	138
meet its regulatory capital requirements	– Leverage	138
under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans.

This section details Barclays’ capital position providing information on both capital resources and capital requirements. It also provides details of the leverage ratios and exposures.
This section outlines the Group’s capital	◾ Analysis of capital resources	139
ratios, capital composition, and provides	– Capital ratios	139
information on significant movements in	– Capital resources	139
CET1 capital during the year.	– Movement in CET1 capital	140
This section outlines risk weighted assets by	◾ Analysis of risk weighted assets	141
risk type, business and macro drivers.	– Risk weighted assets by risk type and business	141
	– Movement analysis of risk weighted assets	141
This section outlines the Group’s leverage	◾ Analysis of leverage ratios and exposures	142
ratios, leverage exposure composition, and	– Leverage ratios and exposures	142
provides information on significant movements in the IFRS and leverage balance sheet.
The Group discloses the two sources of foreign	◾ Foreign exchange risk	143
exchange risk that it is exposed to.	– Transactional foreign currency exposure	143
	– Translational foreign exchange exposure	143
	– Functional currency of operations	143
A review focusing on the UK retirement fund,	◾ Pension risk review	144
which represents the majority of the Group’s	– Assets and Liabilities	144
total retirement benefit obligation.	– IAS19 Position	144
	– Risk Measurement	145
This section outlines the Group’s Minimum	◾ Minimum requirement for own funds and eligible liabilities	145
requirement for own funds and eligible liabilities (MREL) position and ratios.
Interest rate risk in the banking book performance

A description of the non-traded market risk framework is provided.

The Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by Business Unit and currency.

The Group measures some non-traded market risks, in particular prepayment, recruitment, and residual risk using an Economic Capital methodology

The Group discloses the overall impact of a parallel shift in interest rates on Available for Sale and cash flow hedges.

The Group measures the volatility of the value of the Available for Sale instruments in the liquidity pool through non-traded market risk VaR.

	◾ Interest rate risk in the banking book overview and summary of performance	146
	◾ Net interest income sensitivity	147
	– by business unit	147
	– by currency	147
	◾ Economic Capital by business unit	147
	◾ Analysis of equity sensitivity	148
	◾ Volatility of the available for sale portfolio in the liquidity pool	148

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 123

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Liquidity risk

The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

All disclosures in this section (pages 124 to 136) are unaudited and exclude BAGL unless otherwise stated.

Key metrics

LCR	154%
The Group strengthened its liquidity position during the year, increasing its surplus to internal and regulatory requirements.
Term Issuance	£12bn
The Group maintains access to stable and diverse sources of funding across customer deposits and wholesale debt.

Overview

The Group has a comprehensive Key Risk Control Framework for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to maintain that the Group’s liquidity resources are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

This section provides an analysis of the Group’s: i) summary of performance, ii) liquidity risk stress testing, iii) liquidity pool, iv) funding structure and funding relationships, v) encumbrance, vi) credit ratings, and vii) contractual maturity of financial assets and liabilities.

For further detail on liquidity risk governance and framework see pages 343 to 345.

Summary of performance in the period

The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool increased to £220bn (December 2016: £165bn) reflecting the approach of holding a conservative liquidity position and through net deposit growth, the unwind of legacy Non-Core portfolios, money market borrowing and drawdown from the Bank of England Term Funding Scheme. The Liquidity Coverage Ratio (LCR) increased to 154% (December 2016: 131%), equivalent to a surplus of £75bn (December 2016: £39bn) to 100%.

Wholesale funding outstanding excluding repurchase agreements was £157bn (December 2016: £158bn). The Group issued £11.5bn equivalent of capital and senior unsecured debt from Barclays PLC (the Parent company) of which £6.1bn was in public senior unsecured debt, and £5.4bn in capital instruments. In the same period £6.1bn of Barclays Bank PLC capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares.

Liquidity risk stress testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The key expression of the liquidity risk is through internal stress tests. It is measured with reference to the liquidity pool compared to anticipated net stressed outflows for specific scenarios.

124 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Liquidity Risk Appetite

As part of the LRA, the Group runs three short term liquidity stress scenarios, aligned to the PRA’s prescribed stresses:

◾	90-day market-wide stress event

◾	30-day Barclays-specific stress event

◾	combined 30-day market-wide and Barclays-specific stress event.

Under normal market conditions, the liquidity pool is managed to be at a target of at least 100% of anticipated outflows under each of these stress scenarios. The 30-day combined stress scenario, results in the greatest net outflows of each of the liquidity stress tests. The combined LRA scenario has been enhanced and improved to capture a Barclays specific stress coinciding with a market stress over the full stress horizon. As part of the LRA, Barclays also establishes the minimum LCR limit. Barclays also evaluates its long-term LRA, one year stress test based on prolonged closure of capital markets.

Key LRA assumptions include:

For the year ended 31 December 2017

Drivers of Liquidity Risk	LRA Combined stress - key assumptions
Wholesale Secured	◾ Zero rollover of maturing wholesale unsecured funding
and Unsecured	◾ Loss of repo capacity on non-extremely liquid repos at contractual maturity date
Funding Risk	◾ Roll of repo for extremely liquid repo at wider haircut at contractual maturity date
◾ Withdrawal of contractual buyback obligations, excess client futures margin, Prime Brokerage client cash and overlifts
◾ Haircuts applied to the market value of marketable assets held in the liquidity buffer
Retail and Corporate	◾ Retail and Corporate deposit outflows as counterparties seek to diversify their deposit balances
Funding Risk
Intra-day Liquidity Risk	◾ Liquidity held against intraday requirements for the settlement of cash and securities under a stress
Intra-Group Liquidity Risk	◾ Liquidity support for material subsidiaries. Surplus liquidity held within certain subsidiaries is not taken as a benefit to the wider Group
Cross-Currency Liquidity Risk	◾ Currency liquidity cash flows at contractual maturity for physically settled FX forwards and cross currency swaps
Off-balance Sheet	◾ Drawdown on committed facilities based on facility and counterparty type
Liquidity Risk	◾ Collateral outflows due to a 2 notch credit rating downgrade
◾ Increase in the Group’s initial margin requirement across all major exchanges
◾ Variation margin outflows from collateralised risk positions
◾ Outflow of collateral owing but not called
◾ Loss of internal sources of funding within the Prime Brokerage synthetics business
Franchise-Viability Risk	◾ Liquidity held in order to meet outflows that are non-contractual in nature, but are necessary in order to support the firm’s ongoing franchise (e.g. debt buybacks)
Funding Concentration Risk	◾ Liquidity held against largest wholesale funding counterparty refusing to roll

Liquidity regulation

The Group monitors its position against the CRD IV Delegated Act Liquidity Coverage Ratio (LCR) and the Basel III Net Stable Funding Ratio (NSFR).

The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient High Quality Liquid Assets to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of 12 months and has been developed to promote a sustainable maturity structure of assets and liabilities.

The CRD IV LCR became effective on 1 October 2015, with a minimum ratio requirement in the UK of 80% as at 31 December 2016; this increased to 90% on 1 January 2017 and then to 100% on 1 January 2018. As of 31 December 2017, the Group reported a CRD IV LCR of 154% (2016: 131%).

In October 2014, the BCBS published a standard for the NSFR with the minimum requirement. On 23 November 2016 the European Commission published draft amendments to the CRR including its proposed implementation of NSFR in the EU. This proposal made a number of changes from the Basel NSFR, particularly in the treatment of derivative and secured financing transactions. In October 2017, the BCBS agreed to allow national discretion for the NSFR’s treatment of derivative liabilities. Barclays continues to assess the impact of these changes on its NSFR ratio, and notes that NSFR is not proposed to be a binding regulation in the EU until two years after the European legislation is finalised. We remain above 100% well ahead of implementation timelines, based on a conservative interpretation of the Basel rules.

Internal and regulatory liquidity stress tests

The LRA short term stress scenarios and the CRD IV LCR are comparable, in the sense that adequacy of defined liquidity resources is assessed against net stressed outflows over a short term stress horizon. The CRD IV LCR stress tests provide an independent assessment of the Group’s liquidity risk profile.

Stress Test	Barclays short term LRA	CRD IV LCR
Time Horizon	30 - 90 days	30 days
Calculation	Liquid assets to net cash outflows	Liquid assets to net cash outflows

As at December 2017, the Group held eligible liquid assets well in excess of 100% of net stress outflows for both the 30 day combined market and Barclays specific LRA scenario and the LCR.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 125

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Compliance with internal and regulatory stress tests
As at 31 December 2017	Barclays’ Short Term LRA (30 day combined requirement) £bn	[a,b]	CRD IV LCR £bn	[b]
Eligible liquidity buffer	220		215
Net stress outflows	(175)		(140)
Surplus	45		75
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2017	126%		154%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2016	120%		131%

Notes

a	Of the three stress scenarios monitored as part of the short term LRA, the 30 day combined stress scenario results in the lowest ratio at 126% (2016: 144%). This compares to 139% (2016: 134%) under the 90 day market-wide scenario and 131% (2016: 120%) under the 30 day Barclays specific scenario.
b	31 December 2016 reflects the Barclays specific scenario results of 120% being the lowest ratio of the three scenarios. LCR and LRA includes BAGL in 2016.

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to appropriate actions being taken with respect to sizing of the liquidity pool.

Liquidity pool

The Group liquidity pool as at 31 December 2017 was £220bn (2016: £165bn). During 2017, the month-end liquidity pool ranged from £165bn to £232bn (2016: £132bn to £175bn), and the month-end average balance was £202bn (2016: £153bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2017
		Liquidity pool of which CRD IV LCR eligible			2016
	Liquidity pool £bn	Cash £bn	Level 1 £bn	Level 2A £bn	Liquidity pool £bn
Cash and deposits with central banks[a]	173	169	–	–	103

Government bonds[b]
AAA to AA-	31	–	29	–
BBB+ to BBB-	2	–	2	–
Other LCR Ineligible Government bonds	1	–	–	–
Total government bonds	34	–	31	–	39

Other
Government Guaranteed Issuers, PSEs and GSEs	6	–	5	2
International Organisations and MDBs	4	–	4	–
Covered bonds	2	–	2	–
Other	1	–	1	–
Total Other	13	–	12	2	23
Total as at 31 December 2017	220	169	43	2
Total as at 31 December 2016	165	101	55	3

Notes

a	Of which over 99% (2016: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
b	Of which over 84% (2016: over 90%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.

Liquidity pool by currency
	USD	EUR	GBP	Other	Total
	£bn	£bn	£bn	£bn	£bn
Liquidity pool as at 31 December 2017	70	55	71	24	220
Liquidity pool as at 31 December 2016	44	36	49	36	165

Management of the Group liquidity pool

The composition of the liquidity pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration risk by issuer, currency and asset type. Given the incremental returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

As at 31 December 2017, 93% (2016: 91%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI), a subsidiary of Barclays Bank PLC. The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

126 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Contingent liquidity

In addition to the Group liquidity pool, the Group has access to other unencumbered assets which provide a source of contingent liquidity. While these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

In a Barclays-specific, market-wide or combined liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at heavily discounted prices, the Group could generate liquidity via central bank facilities. The Group maintains a significant amount of collateral pre-positioned at central banks and available to raise funding.

For more detail on the Group’s other unencumbered assets see page 129.

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

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by customer deposits, with the surplus primarily funding the liquidity pool. Other assets, together with other loans and advances to customers and unencumbered assets are funded by wholesale debt and equity. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

These funding relationships are summarised below:

Assets	2017 £bn	2016 £bn	Liabilities	2017 £bn	2016 £bn
Loans and advances to customers[a]	313	326	Customer accounts[a]	387	374
Group liquidity pool	220	165	< 1 Year wholesale funding	57	70
			> 1 Year wholesale funding	100	88
Other assets[b]	89	185	Equity and other liabilities	78	151
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances[c]	273	190	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	273	190
Derivative financial instruments	238	347	Derivative financial instruments	238	340
Total assets	1,133	1,213	Total liabilities	1,133	1,213

Deposit funding (audited)
		2017		2016
Funding of loans and advances to customers As at 31 December 2017	Loans and advances to customers £bn	Customer deposits £bn	Loan to deposit ratio %	Loan to deposit ratio %
Barclays UK	184	193
Barclays International	101	162
Total retail and corporate funding[d]	285	355	80%	89%

Barclays International and Head Office	81	74
Total Barclays Group	366	429	85%	93%

Notes

a	Excludes cash collateral and settlement balances.
b	Other assets include trading portfolio assets that are not part of repurchase agreements, loans and advances to banks and other asset categories.
c	Includes reverse repurchase agreements and other similar secured lending and trading portfolio assets that are part of repurchase agreements.
d	Excludes investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.

As at 31 December 2017, £153bn (2016: £139bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits £4bn (2016: £4bn) of other liabilities are insured by governments.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 127

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Although contractually current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers, numerically and by depositor type, helps protect against unexpected fluctuations in balances. Such accounts form a stable funding base for the Group’s operations and liquidity needs. The Group assesses the behavioural maturity of both customer assets and liabilities to identify structural balance sheet funding gaps. Customer behaviour is determined by quantitative modelling combined with qualitative assessment taking into account historical experience, current customer composition, and macroeconomic projections. These behavioural profiles represent our forward looking expectation of the run-off profile.

Behavioural maturity profile
				Behavioural maturity profile cash outflow/(inflow)
	Loans and advances to customers £bn	Customer deposits £bn	Customer funding surplus/ (deficit) £bn	Not more than one year £bn	Over one year but not more than five years £bn	More than five years £bn
As at 31 December 2017
Barclays UK	184	193	9	1	(19)	27
Barclays International[a]	101	162	61	6	19	36
Total	285	355	70	7	-	63

As at 31 December 2016
Barclays UK	166	189	23	(2)	(19)	44
Barclays International[a]	118	152	34	(6)	7	33
Barclays Non-Core	19	–	(19)	(1)	(6)	(12)
Total	303	341	38	(9)	(18)	65

Note

a	Excludes investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.

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

As at 31 December 2017, the Group’s total wholesale funding outstanding (excluding repurchase agreements) was £157.4bn (2016: £157.8bn), of which £20.4bn (2016: £25.8bn) was secured funding and £137.0bn (2016: £132.0bn) unsecured funding. Unsecured funding includes £44.8bn (2016: £37.6bn) of privately placed senior unsecured notes issued through a variety of distribution channels including intermediaries and private banks.

During the year, the Group issued £11.5bn equivalent of capital and senior unsecured debt from Barclays PLC (the Parent company), of which £6.1bn was in public senior unsecured debt and £5.4bn in capital instruments. In the same period, £6.1bn of Barclays Bank PLC capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares.

As at 31 December 2017 wholesale funding of £57.2bn (2016: £70.3bn) matures in less than one year, of which £13.8bnb (2016: £21.5bn) relates to term funding. Although not a requirement, the liquidity pool exceeded the wholesale funding maturing in less than one year by £163bn (2016: £95bn).

The Group expects to continue issuing public wholesale debt in 2018 from Barclays PLC (the Parent company), in order to maintain compliance with indicative MREL requirements and maintain a stable and diverse funding base by type, currency and market.

128 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Maturity profile of wholesale funding[b]
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC
Senior unsecured (Public benchmark)	–	0.7	–	0.1	0.8	1.5	1.0	4.2	4.0	9.6	21.1
Senior unsecured (Privately placed)	–	–	–	0.1	0.1	–	–	0.2	–	0.5	0.8
Subordinated liabilities	–	–	–	–	–	–	1.1	–	–	5.4	6.5
Barclays Bank PLC (including subsidiaries)
Deposits from banks	5.4	4.7	0.7	0.6	11.4	0.1	0.1	0.3	–	–	11.9
Certificates of deposit and commercial paper	2.4	8.1	7.1	7.0	24.6	1.2	0.8	0.6	0.4	0.1	27.7
Asset backed commercial paper	1.9	4.1	0.4	–	6.4	–	–	–	–	–	6.4
Senior unsecured (Public benchmark)	–	–	–	–	–	2.5	0.6	0.6	–	1.1	4.8
Senior unsecured (Privately placed)[c]	0.5	0.9	3.6	2.9	7.9	9.9	6.7	1.8	3.1	14.6	44.0
Covered bonds	–	1.0	–	–	1.0	1.8	1.0	1.0	2.4	1.3	8.5
Asset backed securities	–	–	0.6	0.2	0.8	1.7	1.0	–	0.1	1.8	5.4
Subordinated liabilities	2.3	0.1	0.8	–	3.2	0.1	0.8	5.2	3.5	4.5	17.3
Other[d]	0.5	–	0.1	0.4	1.0	0.2	0.2	0.3	–	1.3	3.0
Total as at 31 December 2017	13.0	19.6	13.3	11.3	57.2	19.0	13.3	14.2	13.5	40.2	157.4
Of which secured	1.9	5.1	1.1	0.2	8.3	3.5	2.0	1.0	2.5	3.1	20.4
Of which unsecured	11.1	14.5	12.2	11.1	48.9	15.5	11.3	13.2	11.0	37.1	137.0
Total as at 31 December 2016	16.6	17.3	16.4	20.0	70.3	14.3	14.4	8.6	14.1	36.1	157.8
Of which secured	3.7	5.6	3.4	2.3	15.0	1.8	3.2	0.4	1.0	4.4	25.8
Of which unsecured	12.9	11.7	13.0	17.7	55.3	12.5	11.2	8.2	13.1	31.7	132.0

Notes

a	The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances and collateral swaps. It does not include participation in central bank facilities reported within repurchase agreements and other similar secured borrowing.
b	Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year.
c	Includes structured notes of £33.4bn, £7.2bn of which matures within 1 year.
d	Primarily comprised of fair value deposits of £1.7bn.

Currency composition of wholesale debt

As at 31 December 2017, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD %	EUR %	GBP %	Other %
Deposits from banks	48	21	27	4
Certificates of deposits and commercial paper	50	40	9	1
Asset backed commercial paper	85	10	5	–
Senior unsecured (public benchmark)	59	23	12	6
Senior unsecured (Privately placed)	46	28	10	16
Covered bonds/ABS	30	42	28	–
Subordinated liabilities	40	30	29	1
Total as at 31 December 2017	50	28	10	12
Total as at 31 December 2016	48	32	16	4

To manage cross-currency refinancing risk, the Group manages to foreign exchange cash flow limits, which limit risk at specific maturities.

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

Excluding assets positioned at central banks, as at 31 December 2017, £193bn (2016: £168bn) of the Group’s assets were encumbered, primarily due to cash collateral posted, firm financing of trading portfolio assets and other securities and funding secured against loans and advances to customers.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 129

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Assets may also be encumbered under secured funding arrangements with central banks. In advance of such encumbrance, assets are often positioned with central banks to facilitate efficient future draw down. £70bn (2016: £63bn) of on-balance sheet assets were positioned at the central banks, consisting of encumbered assets and collateral pre-positioned and available for use in secured financing transactions.

£342bn (2016: £277bn) of on and off balance sheet assets not positioned at the central bank were identified as readily available for use in secured financing transactions. Additionally, they include cash and securities held in the Group liquidity pool as well as unencumbered assets which provide a source of contingent liquidity. While these additional assets are not relied upon in the Group’s LRA, a portion of these assets may be monetised to generate liquidity through use as collateral for secured funding or through outright sale. Loans and advances to customers are only classified as readily available if they are already in a form, such that, they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles.

£198bn (2016: £231bn) of assets not positioned at the central bank were identified as available as collateral. These assets are not subject to any restrictions on their ability to secure funding, to be offered as collateral, or to be sold to reduce potential future funding requirements, but are not immediately available in the normal course of business in their current form. They primarily consist of loans and advances which would be suitable for use in secured funding structures but are conservatively classified as not readily available because they are not in transferable form.

Not available as collateral consists of assets that cannot be pledged or used as security for funding due to restrictions that prevent their pledge or use as security for funding in the normal course of business.

Derivatives and reverse repo assets relate specifically to derivatives, reverse repurchase agreements and other similar secured lending. These are shown separately as these on-balance sheet assets cannot be pledged. However, these assets can give rise to the receipt of non-cash assets which are held off balance sheet, and can be used to raise secured funding or meet additional funding requirements.

In addition, £548bn (2016: £406bn) of the total £608bn (2016: £466bn) securities accepted as collateral, and held off-balance sheet, were on-pledged, the significant majority of which related to matched-book activity where reverse repurchase agreements are matched by repurchase agreements entered into to facilitate client activity. The remainder relates primarily to reverse repurchase agreements used to settle trading portfolio liabilities as well as collateral posted against derivatives margin requirements.

Asset encumbrance
		Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets		Assets not positioned at the central bank
On-balance sheet As at 31 December 2017	Assets £bn	As a result of covered bonds £bn	As a result of securitis- ations £bn	Other £bn	Total £bn	positioned at the central banks £bn	[b]	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and Reverse repos £bn	Total £bn
Cash and balances at central banks	171.1	–	–	–	–	–		171.1	–	–	–	171.1
Trading portfolio assets	113.8	–	–	73.9	73.9	–		39.9	–	–	–	39.9
Financial assets at fair value	116.3	–	–	4.8	4.8	–		1.5	10.0	–	100.0	111.5
Derivative financial instruments	237.7	–	–	–	–	–		–	–	–	237.7	237.7
Loans and advances – banks[a]	11.1	–	–	–	–	–		3.2	7.0	0.9	–	11.1
Loans and advances – customers[a]	312.9	11.2	18.4	13.0	42.6	70.0		20.9	179.4	–	–	270.3
Cash collateral	58.6	–	–	56.4	56.4	–		2.2	–	–	–	2.2
Settlement balances	18.6	–	–	–	–	–		–	–	18.6	–	18.6
Financial investments	58.9	–	–	15.5	15.5	–		43.0	0.4	–	–	43.4
Reverse repurchase agreements	12.5	–	–	–	–	–		–	–	–	12.5	12.5
Non current assets held for sale	1.2	–	–	–	–	–		–	1.2	–	–	1.2
Other financial assets	20.5	–	–	–	–	–		–	–	20.5	–	20.5
Total on-balance sheet	1,133.2	11.2	18.4	163.6	193.2	70.0		281.8	198.0	40.0	350.2	940.0

Off-balance sheet
	Collateral received £bn	Collateral received of which on- pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn
Fair value of securities accepted as collateral	608.4	547.6	60.1	–	0.7
Total unencumbered collateral	–	–	341.9	198.0	40.7

Notes

a Excluding cash collateral and settlement balances.

b Includes both encumbered and unencumbered assets. Assets within this category that have been encumbered are disclosed as assets pledged in Note 40 to the financial statements page 266.

130 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Asset encumbrance
		Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets		Assets not positioned at the central bank
On-balance sheet As at 31 December 2016	Assets £bn	As a result of covered bonds £bn	As a result of securitis- ations £bn	Other £bn	Total £bn	positioned at the central banks £bn	[b]	Readily available assets £bn	Available as collateral £bn	Not Available as collateral £bn	Derivatives and Reverse repos £bn	Total £bn
Cash and balances at central banks	102.4	–	–	–	–	–		102.4	–	–	–	102.4
Trading portfolio assets	80.2	–	–	51.2	51.2	–		29.0	–	–	–	29.0
Financial assets at fair value	78.6	–	–	3.2	3.2	–		1.5	10.7	–	63.2	75.4
Derivative financial instruments	346.6	–	–	–	–	–		–	–	–	346.6	346.6
Loans and advances – banks[a]	20.2	–	–	–	–	–		10.1	9.0	1.1	–	20.2
Loans and advances – customers[a]	325.7	16.5	6.2	8.0	30.7	63.0		23.8	208.2	–	–	295.0
Cash collateral	68.8	–	–	68.8	68.8	–		–	–	–	–	–
Settlement balances	21.3	–	–	–	–	–		–	–	21.3	–	21.3
Financial investments	63.3	–	–	13.6	13.6	–		49.3	0.4	–	–	49.7
Reverse repurchase agreements	13.5	–	–	–	–	–		–	–	–	13.5	13.5
Non current assets held for sale	6.4	–	–	–	–	–		1.2	3.1	2.1	–	6.4
Other financial assets	21.0	–	–	–	–	–		–	–	21.0	–	21.0
Total on-balance sheet	1,148.0	16.5	6.2	144.8	167.5	63.0		217.3	231.4	45.5	423.3	980.5

Off-balance sheet
	Collateral received £bn	Collateral received of which on- pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn
Fair value of securities accepted as collateral	466.2	405.5	59.7	–	1.0
Total unencumbered collateral	–	–	277.0	231.4	46.5

Notes

a Excluding cash collateral and settlement balances.

b Includes both encumbered and unencumbered assets. Assets within this category that have been encumbered are disclosed as assets pledged in Note 40 to the financial statements page 266.

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

As at 31 December 2017, the significant majority of repurchase activity related to matched-book activity. The Group may face refinancing risk on the net maturity mismatch for matched-book activity.

Net matched-book activity[a,b,c]
Negative number represents net repurchase agreement (net liability)	Less than one month £bn	One month to three months £bn	Over three months £bn
As at 31 December 2017
Extremely liquid Fixed Income[d]	(36.4)	18.1	16.1
Liquid Fixed Income	(0.9)	1.5	(1.4)
Equities	9.7	(5.6)	(8.8)
Less liquid Fixed Income	1.7	(0.7)	(2.2)
Total	(25.9)	13.3	3.7
As at 31 December 2016
Extremely liquid Fixed Income	(21.8)	11.6	10.7
Liquid Fixed Income	(0.4)	0.8	(0.7)
Equities	6.1	(0.5)	(9.6)
Less liquid Fixed Income	0.6	(0.2)	(1.3)
Total	(15.5)	11.7	(0.9)

Notes

a Includes collateral swaps.

b Includes financing positions for prime brokerage clients which are reported as customer payables or receivables on balance sheet.

c Values are reported on a cash value basis.

d Extremely liquid fixed income is defined as very highly rated sovereigns and agencies, typically rated AA+ or better. It excludes liquid fixed income, equities and other less liquid collateral.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 131

Risk review

Risk performance

Treasury and Capital risk – Liquidity

The residual repurchase agreement activity is the firm-financing component and reflects Barclays funding of a portion of its trading portfolio assets. The primary risk related to firm-financing activity is the inability to roll-over transactions as they mature.

Firm financing repurchase agreements[a,b],c
	Less than one month £bn	One month to three months £bn	Over three months £bn	Total £bn
As at 31 December 2017
Extremely liquid Fixed Income[d]	37.2	10.3	1.4	48.9
Liquid Fixed Income	4.1	1.5	2.5	8.1
Highly liquid	17.4	21.4	15.7	54.5
Less liquid	2.1	1.9	12.6	16.6
Total	60.8	35.1	32.2	128.1
As at 31 December 2016
Extremely liquid Fixed Income	28.3	7.1	1.1	36.5
Liquid Fixed Income	2.8	0.8	1.2	4.8
Highly liquid	13.2	8.9	14.0	36.1
Less liquid	1.9	0.8	2.6	5.3
Total	46.2	17.6	18.9	82.7

Notes

a Includes collateral swaps.

b Includes financing positions for prime brokerage clients which are reported as customer payables or receivables on balance sheet.

c Values are reported on a cash value basis.

d Extremely liquid fixed income is defined as very highly rated sovereigns and agencies, typically rated AA+ or better. It excludes liquid fixed income, equities and other less liquid collateral.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Credit ratings
As at 31 December 2017	Standard & Poor’s	Moody’s	Fitch
Barclays Bank PLC
Long-term	A	A1	A
Short-term	A-1	P-1	F1
Outlook	Stable	Negative	Rating Watch Positive
Barclays Bank UK PLC
Long-term	A (prelim)	(P) A1	A+ (EXP)
Short-term	A-1 (prelim)	(P) P-1	F1 (EXP)
Outlook	Stable	Unassigned	Stable
Barclays PLC
Long-term	BBB	Baa2	A
Short-term	A-2	P-3	F1
Outlook	Stable	Negative	Stable

All credit rating agencies took rating actions this year to assign initial ratings to Barclays Bank UK PLC in anticipation of the establishment of this entity as the UK ring-fenced bank in April 2018. There were also rating actions on the existing entities of Barclays Bank PLC and Barclays PLC by some of the credit rating agencies as detailed below.

In September 2017, Fitch assigned an expected rating to Barclays Bank UK PLC of A+, reflecting a one notch uplift from the expected standalone rating of A. This is due to the sufficient amount of junior debt they expect to be outstanding in Barclays Bank UK PLC, referred to as qualifying junior debt (QJD). In the same rating action, Fitch revised the outlook of Barclays Bank PLC from stable to rating watch positive in anticipation of assigning QJD uplift of one notch during 2018.

In October 2017, S&P upgraded long and short-term ratings of Barclays Bank PLC by one notch to A/A-1 from A-/A-2 as S&P finalised their view of the status of Barclays Bank PLC. They determined that Barclays Bank PLC would remain core to the Group revising their previous expectation of a highly strategic status.

Simultaneously, Barclays Bank PLC was assigned a preliminary rating of A with a stable outlook in anticipation that it too would be core to the Group. In November 2017, S&P also revised their view of UK economic risk for the UK banking sector, which led to outlooks for Barclays PLC, Barclays Bank PLC and Barclays UK PLC being revised from negative to stable.

Moody’s assigned a provisional rating to Barclays Bank UK PLC in October 2017 of (P)A1. The negative outlooks for Barclays PLC and Barclays Bank PLC have remained in place since the outcome of the EU referendum in June 2016. Since October 2017, the implementation of ring-fencing has been included in the rationale for the maintenance Barclays Bank PLC’s negative outlook.

Barclays also solicits issuer ratings from R&I and the ratings of A- for B PLC and A for BB PLC were affirmed in July 2017 with stable outlooks.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

132 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

The contractual collateral requirement following one- and two-notch long-term and associated short-term downgrades across all credit rating agencies, would result in outflows of £4bn and £6bn respectively, and are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

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

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2017	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	170,236	846	–	–	–	–	–	–	–	–	171,082
Items in the course of collection from other banks	2,153	–	–	–	–	–	–	–	–	–	2,153
Trading portfolio assets	113,760	–	–	–	–	–	–	–	–	–	113,760
Financial assets designated at fair value	14,800	77,288	8,828	4,570	1,252	2,095	160	196	557	6,535	116,281
Derivative financial instruments	237,504	41	–	–	–	71	22	15	1	15	237,669
Financial investments	30	2,378	2,717	97	504	5,675	3,928	16,162	17,059	10,366	58,916
Loans and advances to banks	3,439	30,227	1,256	77	125	247	93	11	–	188	35,663
Loans and advances to customers	12,022	70,816	8,511	5,519	7,622	35,969	26,151	39,435	48,382	111,125	365,552
Reverse repurchase agreements and other similar secured lending	7,522	4,446	578	–	–	–	–	–	–	–	12,546
Other financial assets	–	759	–	–	–	110	–	–	–	–	869
Total financial assets	561,466	186,801	21,890	10,263	9,503	44,167	30,354	55,819	65,999	128,229	1,114,491
Other assets[a]											18,757
Total assets											1,133,248
Liabilities
Deposits from banks	4,967	30,826	718	438	214	74	135	316	35	–	37,723
Items in the course of collection due to other banks	446	–	–	–	–	–	–	–	–	–	446
Customer accounts	334,961	74,812	7,381	3,386	3,628	2,684	500	882	231	656	429,121
Repurchase agreements and other similar secured borrowing	3,550	17,841	4,516	2,136	1,396	310	93	10,006	490	–	40,338
Trading portfolio liabilities	37,351	–	–	–	–	–	–	–	–	–	37,351
Financial liabilities designated at fair value	13,298	102,860	10,570	5,918	3,139	10,515	7,281	5,879	4,923	9,335	173,718
Derivative financial instruments	237,235	10	3	–	–	10	5	4	41	1,037	238,345
Debt securities in issue	907	17,120	8,395	5,107	1,562	8,136	3,883	12,819	10,983	4,402	73,314
Subordinated liabilities	–	2,402	791	7	23	57	1,959	8,751	5,466	4,370	23,826
Other financial liabilities	–	3,793	–	–	–	781	–	–	–	–	4,574
Total financial liabilities	632,715	249,664	32,374	16,992	9,962	22,567	13,856	38,657	22,169	19,800	1,058,756
Other liabilities[a]											8,476
Total liabilities											1,067,232
Cumulative liquidity gap	(71,249)	(134,112)	(144,596)	(151,325)	(151,784)	(130,184)	(113,686)	(96,524)	(52,694)	55,735	66,016

Note

a As at 31 December 2017, other assets includes balances of £1,193m (2016: £71,454m) and other liabilities includes balances of £0m (2016: £65,292m) relating to amounts held for sale. Please refer to Note 43 for details.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 133

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Contractual maturity of financial assets and liabilities (audited)
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
Note

a As at 31 December 2017, other assets includes balances of £1,193m (2016: £71,454m) and other liabilities includes balances of £0m (2016: £65,292m) relating to amounts held for sale. Please refer to Note 43 for details.

Expected maturity dates do not differ significantly from the contract dates, except for:

◾	trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies

◾	retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type (see Behavioural maturity profile on page 128); and

◾	financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

134 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Contractual maturity of financial liabilities - undiscounted (audited)
			Over three
			months	Over six	Over one	Over three	Over five
			but not	months	year	years but	years but
		Not more	more	but not	but not	not more	not more
	On	than three	than six	more than	more than	than five	than ten	Over ten
	demand	months	months	one year	three years	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2017
Deposits from banks	4,967	30,831	720	654	213	316	36	–	37,737
Items in the course of collection due to other banks	446	–	–	–	–	–	–	–	446
Customer accounts	334,961	74,830	7,383	7,020	3,197	884	231	725	429,231
Repurchase agreements and other similar secured lending	3,550	17,847	4,526	3,557	410	10,259	490	–	40,639
Trading portfolio liabilities	37,351	–	–	–	–	–	–	–	37,351
Financial liabilities designated at fair value	13,298	102,983	10,609	9,118	18,142	6,177	5,490	12,834	178,651
Derivative financial instruments	237,235	9	3	–	15	5	48	1,755	239,070
Debt securities in issue	907	17,614	8,565	7,025	13,786	13,928	12,687	6,734	81,246
Subordinated liabilities	–	2,822	1,816	685	5,501	10,232	6,243	6,231	33,530
Other financial liabilities	–	3,793	–	–	781	–	–	–	4,574
Total financial liabilities	632,715	250,729	33,622	28,059	42,045	41,801	25,225	28,279	1,082,475

As at 31 December 2016
Deposits from banks	5,906	39,617	1,122	1,025	207	328	21	–	48,226
Items in the course of collection due to other banks	636	–	–	–	–	–	–	–	636
Customer accounts	317,963	86,101	5,325	7,565	4,266	1,120	1,403	1,013	424,756
Repurchase agreements and other similar secured lending	5,480	9,249	1,939	2,253	312	83	474	–	19,790
Trading portfolio liabilities	34,687	–	–	–	–	–	–	–	34,687
Financial liabilities designated at fair value	15,285	41,599	3,986	5,979	13,445	5,899	3,900	8,443	98,536
Derivative financial instruments	339,646	4	–	2	44	48	84	1,086	340,914
Debt securities in issue	27	17,126	11,894	13,285	12,915	10,505	12,282	6,054	84,088
Subordinated liabilities	–	398	680	3,117	7,089	9,324	7,842	4,866	33,316
Other financial liabilities	–	3,198	–	–	1,189	–	–	–	4,387
Total financial liabilities	719,630	197,292	24,946	33,226	39,467	27,307	26,006	21,462	1,089,336

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 135

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Maturity of off balance sheet commitments received and given

The table below presents the maturity split of the Group’s off balance sheet commitments received and given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments received (audited)
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2017
Guarantees, letters of credit and credit insurance	6,373	5	2	3	1	8	7	5	3	4	6,411
Forward starting repurchase agreements	–	29	–	–	–	–	–	–	–	–	29
Total off balance sheet commitments received	6,373	34	2	3	1	8	7	5	3	4	6,440

As at 31 December 2016
Guarantees, letters of credit and credit insurance	6,044	18	1	410	2	23	1	3	–	–	6,502
Forward starting repurchase agreements	102	246	–	1	–	–	18	–	–	–	367
Total off balance sheet commitments received	6,146	264	1	411	2	23	19	3	–	–	6,869

Maturity analysis of off-balance sheet commitments given (audited)
			Over three	Over six
			months	months	Over nine	Over one	Over two	Over three	Over five
			but not	but not	months	year but	years but	years but	years but
		Not more	more	more	but not	not more	not more	not more	not more
	On	than three	than six	than nine	more than	than two	than three	than five	than ten	Over ten
	demand	months	months	months	one year	years	years	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2017
Contingent liabilities	16,047	1,085	560	92	242	346	80	59	245	256	19,012
Documentary credits and other short-term trade related transactions	34	593	147	26	6	5	1	–	–	–	812
Standby facilities, credit lines and other commitments	311,481	1,144	883	77	778	44	47	259	2	46	314,761
Total off-balance sheet commitments given	327,562	2,822	1,590	195	1,026	395	128	318	247	302	334,585

As at 31 December 2016
Contingent liabilities	17,111	425	845	233	285	355	187	88	259	151	19,939
Documentary credits and other short-term trade related transactions	987	10	8	–	–	–	–	–	–	–	1,005
Standby facilities, credit lines and other commitments	300,043	479	415	604	818	55	47	150	–	70	302,681
Total off-balance sheet commitments given	318,141	914	1,268	837	1,103	410	234	238	259	221	323,625

136 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Risk performance

Treasury and capital risk – Capital

Capital risk

The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

All disclosures in this section pages 137 to 145 are unaudited unless otherwise stated.

Key metrics

Fully loaded Common Equity Tier 1 ratio	13.3%

Average UK leverage ratio	4.9%

Overview

The fully loaded CRD IV CET1 ratio, among other metrics, is a measure of the capital strength and resilience of Barclays. Maintenance of our capital is vital in order to meet the minimum capital requirements, and to cover the Group’s current and forecast business needs, and associated risks in order to provide a viable and sustainable business offering.

This section provides an overview of the Group’s: (i) regulatory minimum capital and leverage requirements; (ii) capital resources; (iii) risk weighted assets (RWAs); and (iv) leverage ratios and exposures.

More details on monitoring and managing capital risk may be found in the Risk Management sections on pages 346 and 347.

Summary of performance in the period

Barclays continues to be in excess of minimum transitional and end point capital requirements, and regulatory minimum leverage requirements.

The fully loaded CET1 ratio increased to 13.3% (December 2016: 12.4%) principally due to a reduction in risk weighted assets (RWAs) of £52.6bn to £313.0bn. CET1 capital decreased £3.6bn to £41.6bn.

The sell down of Barclays’ holding in BAGL to 14.9%, resulting in regulatory proportional consolidation, increased the CET1 ratio by c.60bps with a £31.1bn reduction in RWAs offset by £1.8bn reduction due to BAGL minority interests no longer being included in CET1 capital.

Losses in respect of the discontinued operation due to the impairment of Barclays’ holding in BAGL allocated to goodwill, and the recycling of the BAGL currency translation reserve losses to the income statement, had no impact on CET1.

The CET1 ratio increased by a further c.50bps as a result of their RWA reductions, excluding the impact of foreign currency movements, including reductions on Non-Core.

Excluding the impacts of BAGL and foreign currency movements, CET1 capital decreased further as profits relating to continuing operations, after absorbing the impact of the US DTA re-measurement, were more than offset by the redemption of USD preference shares and the payment of pension deficit reduction contributions in the year.

The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) primarily driven by the issuance of additional tier 1 capital (AT1) securities, the reduction in Non-Core related exposures and due to BAGL’s regulatory proportional consolidation.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 137

Risk review

Risk performance

Treasury and Capital risk – Capital

Regulatory minimum capital and leverage requirements

Capital

Barclays’ end point CET1 regulatory requirement is expected to be 11.4% comprising of a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement, and an expected 0.5% Countercyclical Capital Buffer (CCyB).

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.25% applicable for 2017. The G-SII buffer for 2017 was set at 2% with 1% applicable for 2017. On 21 November 2016, the FSB confirmed that the G-SII buffer for 2018 has been set at 1.5% with 1.1% applicable for 2018. On 21 November 2017, the FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019.

On 25 September 2017, the Financial Policy Committee (FPC) reaffirmed that it expects to increase the UK CCyB rate from 0% to 0.5% applicable from 27 June 2018 and to 1% applicable from 28 November 2018. Based on current UK exposures, Barclays’ CCyB is expected to be approximately 0.5% from November 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction however based on current exposures these are not material.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for Q417 and 2018 is 4.3% of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum while others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

For regulatory reporting purposes, BAGL is treated on a proportional consolidation basis based on Barclays’ holding in BAGL of 14.9%. The CRD IV CET1 transitional minimum capital requirement for 2017 is 9.2% which comprised of a 4.5% Pillar 1 minimum, a 2.4% Pillar 2A requirement, a 1.25% CCB, a 1% G-SII buffer and a 0% CCyB.

Leverage

In October 2017, following the FPC recommendation, the PRA increased the minimum requirement for the UK leverage ratio from 3% to 3.25%.

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.6% as at 31 December 2017; this comprises the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.35% and a countercyclical leverage ratio buffer (CCLB) which is currently nil. Although the leverage ratio is expressed in terms of tier 1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.35% transitional G-SII ALRB was £3.4bn. The fully loaded expected end point UK leverage requirement is 4.0%.

138 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Capital ratios
As at 31 December	2017	2016
Fully loaded CET1[a,b]	13.3%	12.4%
PRA transitional tier 1[c,d]	17.2%	15.6%
PRA transitional total capital[c,d]	21.5%	19.6%

Capital resources (audited)
As at 31 December	2017 £m	2016 £m
Total equity (excluding non-controlling interests) per the balance sheet	63,905	64,873
Less: other equity instruments (recognised as AT1 capital)	(8,941)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(392)	(388)

Minority interests (amount allowed in consolidated CET1)	–	1,825

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,385)	(1,571)
Goodwill and intangible assets	(7,908)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(593)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,161)	(2,104)
Excess of expected losses over impairment	(1,239)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	83	86
Defined-benefit pension fund assets	(732)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	–	(183)
Other regulatory adjustments	(22)	45
Fully loaded CET1 capital	41,565	45,204

Additional tier 1 (AT1) capital
Capital instruments and the related share premium accounts	8,941	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	3,538	5,445
Other regulatory adjustments and deductions	(130)	(130)
Transitional AT1 capital[e]	12,349	11,764
PRA transitional tier 1 capital	53,914	56,968

Tier 2 (T2) capital
Capital instruments and the related share premium accounts	6,472	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	7,040	11,366
Other regulatory adjustments and deductions	(251)	(257)
PRA transitional total regulatory capital	67,175	71,846

Notes

[a]	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
[b]	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ tier 2 Contingent Capital Notes was 13.9% based on £43.5bn of transitional CRD IV CET1 capital and £313bn RWAs. The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 13.9%. This is calculated as CET1 capital as adjusted for the transitional relief (£43.5bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£1.6bn), Deferred tax asset (£0.1bn) and Expected losses over impairment (£0.2bn).
[c]	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
[d]	As at 31 December 2017, Barclays’ fully loaded tier 1 capital was £50,376m, and the fully loaded tier 1 ratio was 16.1%. Fully loaded total regulatory capital was £64,646m and the fully loaded total capital ratio was 20.7%. The fully loaded tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.
[e]	Of the £12.3bn transitional AT1 capital, fully loaded AT1 capital comprises the £8.9bn of contingent convertible instruments issued by Barclays PLC (the holding company) and related share premium accounts, and £0.1bn capital deductions. It excludes £3.5bn legacy tier 1 capital instruments issued by subsidiaries that are subject to grandfathering. For the leverage ratio, only the AT1 capital on a fully loaded basis is applicable.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 139

Risk review

Risk performance

Treasury and Capital risk – Capital

Movement in CET1 capital
2017 £m
Opening balance as at 1 January	45,204

Loss for the period attributable to equity holders	(1,283)
Own credit relating to derivative liabilities	78
Dividends paid and foreseen	(978)
Decrease in retained regulatory capital generated from earnings	(2,183)

Net impact of share schemes	86
Available for sale reserve	438
Currency translation reserve	3
Other reserves	(920)
Decrease in other qualifying reserves	(393)

Pensions re-measurements within reserves	53
Defined-benefit pension fund asset deduction	(694)
Net impact of pensions	(641)

Minority interests	(1,825)
Additional value adjustments (PVA)	186
Goodwill and intangible assets	1,146
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(99)
Excess of expected loss over impairment	55
Deferred tax assets arising from temporary differences (amount above 10% threshold)	183
Other regulatory adjustments	(68)
Decrease in regulatory capital due to adjustments and deductions	(422)
Closing balance as at 31 December	41,565

CET1 capital decreased to £41.6bn (December 2016: £45.2bn) due to the following:

◾	a £1.3bn loss for the period attributable to equity holders reflecting profit after tax of £1.1bn, including the net tax charge of £0.9bn due to the re-measurement of US DTAs in Q417 offset by £2.3bn of losses in respect of the discontinued operation. The discontinued operation losses, resulting from the impairment of Barclays’ holding in BAGL allocated to goodwill and the recycling of BAGL currency translation reserve losses to the income statement, had no impact on CET1 capital with offsetting movements in the goodwill and intangible assets deduction and other qualifying reserves

◾	a £1.0bn decrease for dividends paid and foreseen

◾	a £0.4bn increase in the available for sale reserve primarily due to gains from changes in fair value on BAGL’s remaining shares held as available for sale

◾	The currency translation reserve remained flat in the year largely due to the £1.4bn recycling of BAGL losses to the income statement which were offset by a £1.3bn decrease driven by the depreciation of period end USD against GBP

◾	a £0.9bn decrease in other reserves which included a £0.5bn decrease as a result of USD preference share redemptions and £0.4bn of separation payments in relation to the sale of Barclays’ holding in BAGL

◾	a £0.6bn decrease net of tax as a result of movements relating to pensions. The pension asset capital deduction increase relates to the UK Retirement Fund, which is the Group’s main pension scheme, moving from a small deficit in December 2016 to a £1.0bn surplus largely due to payment deficit contributions

◾	a £1.8bn decrease due to BAGL minority interests which are no longer eligible as a result of proportional consolidation of BAGL

◾	a £1.1bn increase due to a reduced goodwill and intangible assets deduction largely as a result of the impairment of Barclays’ holding in BAGL allocated to goodwill.

140 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk weighted assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk			Counterparty credit risk[a]			Market risk		Operational risk	Total RWAs
As at 31 December 2017	Std £m	IRB £m	Std £m	IRB £m	Settlement Risk £m	CVA £m	Std £m	IMA £m	£m	£m
Barclays UK	3,811	54,955	–	–	–	–	–	–	12,167	70,933
Barclays International	49,058	69,520	17,000	17,243	101	2,776	13,313	13,547	27,708	210,266
Head Office[b]	2,907	9,766	65	633	–	225	88	1,365	16,785	31,834
Barclays Group	55,776	134,241	17,065	17,876	101	3,001	13,401	14,912	56,660	313,033

As at 31 December 2016
Barclays UK	5,592	49,591	47	–	–	–	–	–	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office[b]	9,048	27,122	77	1,157	–	927	482	2,323	12,156	53,292
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

Movement analysis of risk weighted assets
Risk weighted assets						Credit risk £bn	Counterparty credit risk[a] £bn	Market risk £bn	Operational risk £bn	Total RWAs £bn
As at 31 December 2016						241.5	42.4	25.0	56.7	365.6
Book size						(11.0)	(1.2)	5.4	–	(6.8)
Acquisitions and disposals						(31.7)	(1.5)	(1.6)	–	(34.8)
Book quality						(3.5)	0.5	0.1	–	(2.9)
Model updates						(1.4)	–	–	–	(1.4)
Methodology and policy						0.6	(2.2)	(0.6)	–	(2.2)
Foreign exchange movement[c]						(4.5)	–	–	–	(4.5)
As at 31 December 2017						190.0	38.0	28.3	56.7	313.0

Notes

[a]	RWAs in relation to default fund contributions are included in counterparty credit risk.
[b]	Includes Africa Banking RWAs.
[c]	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs decreased £52.6bn to £313.0bn:

◾	book size decreased RWAs by £6.8bn primarily due to portfolio rundowns related to Barclays Non-Core, the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act and securitisation transactions, partially offset by increased trading activity in investment bank businesses

◾	acquisitions and disposals decreased RWAs £34.8bn primarily as a result of the proportional consolidation of BAGL

◾	book quality decreased RWAs £2.9bn primarily due to changes in risk profile in CIB

◾	model updates decreased RWAs £1.4bn primarily due to model changes in Africa Banking prior to the sell down of Barclays holding in BAGL

◾	methodology and policy decreased RWAs £2.2bn primarily due to a revised calculation basis for modelled derivative exposures

◾	foreign exchange movements decreased RWAs £4.5bn primarily due to the depreciation of period end USD against GBP.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 141

Risk review

Risk performance

Treasury and Capital risk – Capital

Leverage ratios and exposures

Barclays is required to disclose an average UK leverage ratio which is based on capital and exposure measures on the last day of each month in the quarter; as well as a UK leverage ratio which is based on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures. Barclays is also required to disclose a Capital Requirements Regulation (CRR) leverage ratio, which is based on the end point CRR definition of tier 1 capital and the CRR definition of leverage exposure.

Leverage exposure
Leverage ratios	As at 31.12.17 £bn	As at 31.12.16 £bn
Average UK leverage exposure	1,045	1,137
Average fully loaded tier 1 capital	51.2	51.6
Average UK leverage ratio	4.9%	4.5%
UK leverage ratio	5.1%	5.0%
CRR leverage ratio	4.5%	4.6%

UK leverage exposure
Accounting assets
Derivative financial instruments	238	347
Cash collateral	53	67
Reverse repurchase agreements and other similar secured lending	12	13
Financial assets designated at fair value[a]	116	79
Loans and advances and other assets	714	707
Total IFRS assets	1,133	1,213

Regulatory consolidation adjustments	8	(6)

Derivatives adjustments
Derivatives netting	(217)	(313)
Adjustments to cash collateral	(42)	(50)
Net written credit protection	14	12
Potential Future Exposure (PFE) on derivatives	120	136
Total derivatives adjustments	(125)	(215)

Securities financing transactions (SFTs) adjustments	19	29

Regulatory deductions and other adjustments	(13)	(15)
Weighted off-balance sheet commitments	103	119
CRR leverage exposure	1,125	1,125

Qualifying central bank claims	(140)	(75)
UK leverage exposure	985	1,050

Fully loaded CET1 capital	41.6	45.2
Fully loaded AT1 capital	8.8	6.8
Fully loaded tier 1 capital	50.4	52.0

Note

a	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £100bn (December 2016: £63bn).

The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) primarily driven by the issuance of AT1 securities, the reduction in Non-Core related exposures and due to BAGL’s regulatory proportional deconsolidation.

The CRR leverage ratio decreased to 4.5% (December 2016: 4.6%). The difference between the average UK leverage ratio and the CRR leverage ratio movement is primarily driven by an increase in cash at central banks, which are excluded from the UK leverage ratio calculation. Additionally, the year end fully loaded tier 1 capital is lower than the average due to the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act in December;

◾	loans and advances and other assets increased by £7bn to £714bn. This was primarily due to a £69bn increase in cash and balances at central banks largely driven by an increase in the cash contribution to the Group liquidity pool mainly exempt under UK leverage rules and a £70bn decrease in assets held for sale driven by the sell down of Barclays’ holding in BAGL.

◾	reverse repurchase agreements increased £36bn to £112bn, primarily due to an increase in matched book trading

◾	net derivative leverage exposures decreased £33bn to £166bn due to a reduction in interest rate and foreign exchange derivatives, the rundown of Non-Core related assets, a decrease in cash collateral and the depreciation of period end USD and JPY against GBP

◾	regulatory consolidation adjustments increased £14bn to £8bn primarily due to the proportional consolidation of BAGL following the sell down of Barclays’ holding

◾	weighted off balance sheet commitments decreased £16bn to £103bn primarily due to the proportional consolidation of BAGL following the sell down of Barclays’ holding.

142 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional Barclays regulatory disclosures are prepared in accordance with the EBA Guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report 2017) and will be disclosed on 22 February 2018, available at home.barclays/results.

Foreign exchange risk (audited)

The Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure

Transactional foreign currency exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prohibit the holding of significant open positions in foreign currencies outside the trading portfolio managed by Barclays International which is monitored through VaR.

Banking book transactional foreign exchange risk outside of Barclays International is monitored on a daily basis by the market risk function and minimised by the businesses.

b) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies, principally USD and EUR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

The Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by matching the CET1 capital movements to the revaluation of the Group’s foreign currency RWA exposures.

Functional currency of operations

Functional currency of operations (audited)
	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre- economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
As at 31 December 2017
USD	27,848	(12,404)	(540)	14,904	(6,153)	8,751
EUR	2,489	(3)	–	2,486	(2,127)	359
ZAR	8	–	–	8	–	8
JPY	467	(152)	(301)	14	–	14
Other	2,475	–	(1,299)	1,176	–	1,176
Total	33,287	(12,559)	(2,140)	18,588	(8,280)	10,308

As at 31 December 2016
USD	29,460	(12,769)	–	16,691	(7,898)	8,793
EUR	2,121	(363)	–	1,758	(2,053)	(295)
ZAR	3,679	–	(2,571)	1,108	–	1,108
JPY	438	(209)	(224)	5	–	5
Other	2,793	–	(1,318)	1,475	–	1,475
Total	38,491	(13,341)	(4,113)	21,037	(9,951)	11,086

The economic hedges primarily represent the USD and EUR preference shares and Additional Tier 1 (AT1) instruments that are held as equity. These are accounted for at historic cost under IFRS and do not qualify as hedges for accounting purposes.

During 2017, total structural currency exposure net of hedging instruments decreased by £0.8bn to £10.3bn (2016: £11.1bn). Foreign currency net investments decreased by £5.2bn to £33.3bn (2016: £38.5bn) driven predominantly by the decrease in ZAR investments following the partial disposal of the Group’s investment in BAGL and accounting deconsolidation of the remaining holding. The hedges associated with these investments decreased by £2.8bn to £14.7bn (2016: £17.5bn).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 143

Risk review

Risk performance

Treasury and Capital risk – Capital

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 96% (2016: 96%) of the Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.

See page 347 for more information on how pension risk is managed.

Assets

The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in an appropriate mix of return seeking assets as well as liability matching assets to better match future pension obligations. The main market risks within the asset portfolio are against interest rates and equities. The split of scheme assets is shown within Note 35. The fair value of the UKRF assets was £30.1bn as at 31 December 2017 (2016: £31.8bn).

Liabilities

The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (AA corporate bond yield curve):

◾	An increase in long-term expected inflation corresponds to an increase in liabilities

◾	A decrease in the discount rate corresponds to an increase in liabilities.

Pension risk is generated through the Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2017 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 88%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.

For more detail on the UKRF’s financial and demographic assumptions see Note 35 to the financial statements.

Proportion of liability cash flows	IAS19 Pension Position in 2017

The graph above shows the UKRF’s net IAS 19 pension position for each quarter-end for the past two years. The volatility shown by the fluctuation in the net IAS 19 pension position is reflective of the movements observed in the market.

In Q2 2016 the UKRF IAS 19 position deteriorated as the AA discount rate moved lower, driven by both a decrease in long-dated government bond yields as well as a tightening in credit spreads.

During H2 2016 this trend continued driven by the outcome of the EU Referendum in June as well as the Bank of England’s announcement on quantitative easing in August. These events drove significant market moves adversely affecting the UKRF AA discount rate. For example the market index IBOXX £-Corp AA yield was 53bps lower between June and September.

Gilt yields reverted higher in the months following September 2016 which was also reflected in a higher AA discount rate. As a result the net IAS 19 position ended 2016 close to zero.

During 2017 the net improvement in the IAS 19 position was largely driven by bank contributions. Changes to market levels, in particular equity prices and interest rates, largely offset each other over the year.

Please see Note 35 for the sensitivity of the UKRF to changes in key assumptions.

144 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk measurement

In line with Barclays’ risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension positions on a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at forums including the Board Risk Committee, the Group Risk Committee, the Pensions Management Group and the Pension Executive Board. The VaR model takes into account the valuation of the liabilities based on an IAS 19 basis (see Note 35). The Trustee receives quarterly VaR measures on a funding basis.

The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly. See Note 35 for more details.

In addition the impact of pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally on at least an annual basis. The UKRF exposure is also included as part of regulatory stress tests.

Barclays defined benefit pension schemes affects capital in two ways:

◾	An IAS 19 deficit is treated as a liability on the Group’s balance sheet. Movement in a deficit due to re-measurements, including actuarial losses, are recognised immediately through Other Comprehensive Income and as such reduces shareholders’ equity and CET1 capital. An IAS 19 surplus is treated as an asset on the balance sheet and increases shareholders’ equity; however it is deducted for the purposes of determining CET1 capital.

◾	In the Group’s statutory balance sheet an IAS 19 surplus or deficit is partially offset by a deferred tax liability or asset respectively. These may or may not be recognised for calculating CET1 capital depending on the overall deferred tax position of the Group at the particular time.

Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of the Group’s overall regulatory minimum requirement for CET1 capital, Tier 1 capital and total capital. More detail on minimum regulatory requirements can be found in the capital risk management section on page 346.

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England’s statement of policy on MREL, the BoE will set MREL for UK globally systemically important banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard and institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of (i) two times the sum of its Pillar 1 and Pillar 2A requirements or (ii) the higher of two times its leverage ratio or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays’ indicative MREL requirement is currently expected to be 29.1% of RWAs from 1 January 2022 consisting of the following components:

◾	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.3% Pillar 2A buffers respectively

◾	Regulatory buffers including a 1.5% G-SII buffer, 2.5% Capital Conservation Buffer and 0.5% from the planned introduction of a 1% Countercyclical Capital Buffer for the UKa

MREL position and ratios
MREL ratios	2017	2016
Fully loaded CET1 capital	13.3%	12.4%
Additional tier 1 (AT1) capital instruments and related share premium accounts	2.9%	1.8%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	1.0%
Term senior unsecured funding	6.8%	4.6%
Total Barclays PLC (the Parent company) MREL ratio	25.0%	19.8%
Qualifying AT1 capital (including minority interests) issued by subsidiaries[b]	1.1%	1.5%
Qualifying T2 capital (including minority interests) issued by subsidiaries[b]	2.2%	3.0%
Total MREL ratio on a transitional basis, including eligible Barclays Bank PLC instruments	28.2%	24.2%

MREL position	£m	£m
Fully loaded CET1 capital	41,565	45,204
AT1 capital instruments and related share premium accounts	8,941	6,449
T2 capital instruments and related share premium accounts	6,472	3,769
Term senior unsecured funding	21,166	16,785
Total Barclays PLC (the Parent company) MREL position	78,144	72,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries[b]	3,408	5,315
Qualifying T2 capital (including minority interests) issued by subsidiaries[b]	6,789	11,109
Total MREL position on a transitional basis, including eligible Barclays Bank PLC instruments	88,341	88,631

Total RWAs	313,033	365,649

Notes

a	2022 requirements subject to Bank of England review by the end of 2020.
b	Includes other AT1 capital regulatory adjustments and deductions of £130m (December 2016: £130m) and other T2 capital regulatory adjustments and deductions of £251m (December 2016: £257m).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 145

Risk review

Risk performance

Treasury and Capital risk – Interest rate risk

Interest rate risk in the banking book

The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

All disclosures in this section (pages 146 to 148) are unaudited and exclude BAGL unless otherwise stated.

Key metrics

AEaR	+£76m
across the Group from a positive 100bps shock in interest rates. The Group maintains access to stable and diverse sources of funding across customer deposits and wholesale debt.

Overview

The non-traded market risk framework covers exposures in the banking book, mostly relating to accrual accounted and Available for Sale instruments. The potential volatility of net interest income is measured by an Annual Earnings at Risk (AEaR) metric which is monitored regularly and reported to Senior Management and the BRC as part of the limit monitoring framework.

For further detail on interest rate risk in the banking book governance and framework see pages 347 to 348.

Summary of performance in the period

Annual Earnings at Risk (AEaR), is a key measure of interest rate risk in the banking book (IRRBB). The additional sensitivity measure of a positive 100bps shock was added for 2017, driven by the rise in GBP base rate in November 2017.

146 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Interest rate risk in the banking book

Net interest income sensitivity

The table below shows a sensitivity analysis on pre-tax net interest income for non-trading financial assets and financial liabilities, including the effect of any hedging. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology as described on page 347. Note that this metric assumes an instantaneous parallel change to interest rate forward curves. The model floors shocked market rates at zero; changes in Net Interest Income (NII) sensitivity are only observed where forward rates are greater than zero. The main model assumptions are: (i) one year time horizon; (ii) balance sheet is held constant; (iii) balances are adjusted for assumed behavioural profiles (e.g. considers that customers may remortgage before the contractual maturity); and (iv) behavioural assumptions are kept unchanged in all rate scenarios.

Net interest income sensitivity (AEaR) by business unit[a,b,c]
	Barclays UK £m	Barclays International £m	Barclays Non-Core £m	Total £m
As at 31 December 2017
+100bps	45	31	–	76
+25bps	11	9	–	20
-25bps	(61)	(22)	–	(83)

As at 31 December 2016
+100bps	19	46	6	71
+25bps	5	16	1	22
-25bps	(130)	(90)	–	(220)

Notes

a	Excludes investment banking business.
b	Excludes Treasury operations, which are driven by the firm’s investments in the liquidity pool, which are risk managed using value-based risk measures described on pages 342 to 344. Treasury’s NII (AEaR) sensitivity to a +25/-25bps move is £13m / £(2)m respectively.
c	Expected fixed rate mortgage pipeline completions in Barclays UK assumed to be consistent with level and timing of pipeline hedging.

NII asymmetry arises due to the current low level of interest rates. Modelled NII sensitivity to a -25bp shock to rates has however reduced year on year as a result of the change in UK base rate increasing from 0.25% to 0.5% in November 2017.

Both Barclays UK and Barclays International exposures to falling rates have reduced as a result of the higher base rate environment and the movement of customer savings rates away from the implicit customer savings market 0% floor.

Net interest income sensitivity (AEaR) by currency[a]
	2017		2016
As at 31 December 2017	+25 basis points £m	-25 basis points £m	+25 basis points £m	-25 basis points £m
GBP	12	(76)	9	(215)
USD	1	(1)	3	(5)
EUR	4	(1)	7	1
Other currencies	3	(5)	3	(1)
Total	20	(83)	22	(220)
As percentage of net interest income	0.20%	(0.84% )	0.21%	(2.09% )

Note

a	Barclays UK and Barclays International sensitivity (excluding Investment Banking business and Treasury).

Economic Capital by business unit

Barclays measures some non-traded market risks using an economic capital (EC) methodology. EC is predominantly calculated using a VaR model using a 99% confidence interval aligning to other regulatory submissions. For more information on definitions of prepayment, recruitment and residual risk, and on how EC is used to manage IRRBB risk, see the treasury and capital risk management section on pages 347 to 348.

Economic Capital by business unit
	Barclays UK £m	Barclays International[a] £m	Total £m
As at 31 December 2017
Prepayment risk	20	13	33
Recruitment risk	64	1	65
Residual risk	3	3	6
Total	87	17	104

As at 31 December 2016
Prepayment risk	27	8	35
Recruitment risk	18	2	20
Residual risk	1	35	36
Total	46	45	91

Note

a	Only retail exposures within Barclays International are captured in the measure.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 147

Risk review

Risk performance

Treasury and Capital risk – Interest rate risk

Recruitment risk in Barclays UK has increased by £46m due to higher volumes of pipeline hedging, as a result of increased customer appetite for fixed rate mortgages.

Analysis of equity sensitivity

Equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, available for sale and cash flow hedge reserves. This data is captured using DV01 metric which is an indicator of the shift in value for a 1 basis point in the yield curve.

Analysis of equity sensitivity
	2017		2016
As at 31 December	+25 basis points £m	-25 basis points £m	+25 basis points £m	-25 basis points £m
Net interest income	20	(83)	22	(220)
Taxation effects on the above	(6)	25	(7)	66
Effect on profit for the year	14	(58)	15	(154)
As percentage of net profit after tax	(1.57% )	6.52%	0.54%	(5.45% )

Effect on profit for the year (per above)	14	(58)	15	(154)
Available for sale reserve	(164)	219	(154)	114
Cash flow hedge reserve	(616)	598	(732)	692
Taxation effects on the above	195	(204)	222	(202)
Effect on equity	(571)	555	(649)	450
As percentage of equity	(0.87% )	0.84%	(0.91% )	0.63%

As indicated in relation to the net interest income sensitivity table on page 147, the impact of a 25bps movement in rates is largely driven by Barclays UK.

The year on year movement in cash flow hedge reserve sensitivities was driven by structural changes in business activities and related hedging. Movements in the available for sale reserve would impact CRD IV fully loaded CET1 capital, however the movement in the cash flow hedge reserve would not impact CET1 capital.

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

Non-traded Value at Risk (£m)

Analysis of volatility of the available for sale portfolio in the liquidity pool
	2017			2016
For the year ended 31 December	Average £m	High £m	Low £m	Average £m	High £m	Low £m
Non-Traded Market Value at Risk (daily, 95%)	36	50	27	40	46	32

Non-traded VaR shown was mainly driven by volatility of interest rates in developed markets. The increases in late Spring and early Autumn were driven primarily by additional outright interest rate risk exposure taken in the liquidity pool at those times.

148 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Risk performance

Operational risk

Operational risk

The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks

All disclosures in this section are unaudited unless otherwise stated.

Key metrics

87%
of the Group’s net reportable operational risk events had a loss value of £50k or less

75%
of events by number are due to external frand

Overview

Operational risks are inherent in the Group’s business activities and it is not always cost effective or possible to attempt to eliminate all operational risks. The Operational Risk Management Framework is therefore focused on identifying operational risks and confirming that they are assessed and managed within the Group’s approved risk appetite. More material losses are less frequent and the Group seeks to reduce the likelihood and impact of these in accordance with its risk appetite.

The Operational Principal Risk comprises the following risks: data management and information, financial reporting, fraud, payments process, people, premises and security, supplier, tax, technology and transaction operations.

For definitions of these risks see pages 90 to 91. In order to provide complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational risks listed above to cover areas included within conduct, legal and model risks.

This section provides an analysis of the Group’s operational risk profile, including events above the Bank’s reportable threshold, which have had a financial impact in 2017.

For information on conduct risk events please see page 152.

Summary of performance in the period

During 2017, total operational risk losses increased to £309m (2016: £209m) while the number of recorded events for 2017 decreased to 2,949 from 3,414 events recorded during the prior year. The loss for the year was primarily driven by events falling within the execution, delivery and process management and external fraud categories, with a limited number of high impact events.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 149

Risk review

Risk performance

Operational risk

Operational risk profile

Within operational risk, a high proportion of risk events have a low financial cost while a very small proportion of operational risk events will have a material impact on the financial results of the Group. In 2017, 87% of the Group’s net reportable operational risk events by volume had a value of less than £50,000 (2016: 86%), although this type of event accounted for only 16% (2016: 22%) of the Group’s total net operational risk losses.

The analysis below presents the Group’s operational risk events by Basel event category:

◾	Execution, Delivery and Process Management impacts increased to £222m (2016: £165m) and accounted for 72% (2016: 69%) of overall operational risk losses. The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis. The increase in impact was largely driven by a limited number of events with higher loss values.

◾	External Fraud is the category with the highest frequency of events (75% of total events in 2017, up from 71% in prior year) where high volume, low value events are driven by debit and credit card fraud. These accounted for 20% of overall operational risk losses in 2017, slightly down compared to 25% for prior year.

◾	Business Disruption impacts increased to £24m, accounting for 8% of total operational risk losses in 2017, mainly driven by a few events with significant impacts. Overall the volume of events in this category remained low and decreased from 2016.

The Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review from the Operational Risk Management for each risk type. External Fraud and Technology are highlighted as key operational risk exposures. The operational risk profile is also informed by a number of risk themes: execution, resilience, cyber and data. These represent threats to the Group but have scope which extends across multiple risk types, and therefore require a risk management approach which is integrated within relevant risk and control frameworks.

Investment continues to be made in new and enhanced fraud prevention systems and tools to combat the increasing level of fraud attempts being made and to minimise any disruption to genuine transactions. Fraud remains an industry wide threat and the Group continues to work closely with external partners on various prevention initiatives. Technology, resilience and cyber security risks evolve rapidly so the Group maintains continued focus and investment in the control environment to manage these risks, and actively partners with peers and relevant organisations to understand and disrupt threats originating outside the Group.

For further information, see operational risk management section (pages 90 to 91).

Operational risk events by risk category

% of total risk events by count

Operational risk events by risk category

% of total risk events by value

Note

a	The data disclosed includes operational risk losses for reportable events (excluding BAGL) having an impact of ≥ £10,000 and excludes events that are conduct or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact. Due to the nature of risk events that continue to evolve, prior year losses are updated.

150 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Risk performance

Model risk

Model risk

The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

All disclosures in this section are unaudited unless otherwise stated.

Overview

Model risk is a focal area of management and the Board. It is an important component of regulators’ assessment of Barclays’ risk management capabilities. Models are used to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risks, valuing exposures, conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk/reward evaluation, managing client assets, or meeting reporting requirements.

Summary of performance in the period

The Principal Risk framework for model risk was established in 2016. In 2017, the framework was enhanced and embedded further in the organisation by:

◾	Strengthening of the Group-wide Model Risk Management (MRM) framework, policy and associated standards, validation templates and procedures.

◾	Enhancement of Board oversight of model risk, through the establishment of a model risk tolerance framework and periodic updates to the Board on the progress of the MRM implementation.

◾	Improved collection and attestation of the Group’s global inventory of models.

◾	Reporting metrics on policy adherence and breaches.
◾	Enhancement of model development and model identification processes, with the areas of model ownership throughout the firm establishing their own model control functions.

In addition to the governance outlined above, which details how new models are validated and existing models are internally controlled and assessed, models have been classified based on their materiality (the level of reliance placed on the model output for decision making or reporting), and their complexity. A strengthened programme of review and validation for such material models commenced during 2017. In 2018, model risk governance will be broadened beyond the quantitative models of the firm to include “non-modelled methods” covering certain material decision making and capital planning functions of the firm, such as the primary stress testing programmes and impairment estimations.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 151

Risk review

Risk performance

Conduct risk

Conduct risk

The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct

 All disclosures in this section are unaudited unless otherwise stated.

Overview

Barclays strives to create and maintain mutually beneficial long-term relationships with its customers and clients. This means taking personal accountability for understanding their needs and providing them with products and services that meet those needs appropriately and help them manage their financial affairs.

As a transatlantic consumer, corporate and investment bank, Barclays also plays a critical role in promoting fair, open and transparent markets, as well as fostering shared growth for all. This means abiding by standards that in many cases are higher than those set by the laws and regulations that apply to the Group.

In 2017, aligned with the revised Enterprise Risk Management Framework (ERMF), the oversight of financial crime was transferred to conduct risk from operational risk.

Summary of performance in the period

Barclays is committed to continuing to drive the right culture throughout all levels of the organisation. Barclays will continue to enhance effective management of conduct risk and appropriately consider the relevant tools, governance and management information in decision making processes. Focus on management of conduct risk is ongoing and the Group Dashboards are a key component of this.

The Group continues to review the role and impact of conduct issues in the remuneration process at both the individual and business level.

Businesses have continued to assess the potential customer, client and market impacts of strategic change and structural reform. As part of the 2017 Medium-Term Planning Process, material conduct risks associated with strategic and financial plans were assessed.

Throughout 2017, conduct risks were raised by businesses for consideration by the Board Reputation Committee (RepCo). RepCo reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively. RepCo received regular updates with regards to key risks and issues including those relating to structural reform and regulatory change.

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

The Board and Senior Management received Group Dashboards setting out key indicators in relation to conduct, culture, citizenship and complaints. These continue to be evolved and enhanced to allow effective oversight and decision making. Barclays has operated at the overall set tolerance for conduct risk throughout 2017. The tolerance is assessed by the business through Key Indicators which are aggregated and provide an overall rating which is reported to the RepCo as part of the Conduct Dashboard.

Barclays remained focused on the continuous improvements being made to manage risk effectively, with an emphasis on enhancing governance and management information to help identify risks at earlier stages.

152 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Risk performance

Reputation risk

Reputation risk

The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

   All disclosures in this section are unaudited unless otherwise stated.

Overview

Reputation risk was re-designated as a Principal Risk under Barclays’ Enterprise Risk Management Framework with effect from

January 2017.

Reputation risk may arise from any business decision or activity. It may also arise as a result of issues and incidents relevant to other Principal Risks, in particular other non-financial risks e.g. conduct or operational risk. Reputation risks and issues are identified via regular information gathering from within the business and from external stakeholders.

Some risks and issues are specific to Barclays, whilst others are also relevant to the banking sector more generally.

Barclays has set tolerances for reputation risk, which take into account the risks arising from specific events or decisions and longer term strategic themes. The primary responsibility for managing reputation risk lies with each business and function, where there are processes in place to identify, assess and manage reputation risks and issues.

There are circumstances, however, where it is necessary to escalate to Group level the evaluation of the reputation risk associated with particular decisions beyond an individual, business or function. The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of reputation risk.

Summary of performance in the period

Barclays is committed to identifying reputation risks and issues as early as possible and managing them appropriately. Throughout 2017, reputation risks and issues were overseen by the Board Reputation Committee (RepCo), which reviews the processes and policies by which Barclays identifies and manages reputation risk.

RepCo reviewed risks raised by the businesses and considered whether management’s proposed actions, for example attaching conditions to proposed client transactions or increased engagement with impacted stakeholders, were appropriate to mitigate the risks effectively. RepCo also received regular updates with regard to key reputation risks and issues, including: legacy conduct issues; Barclays’ association with sensitive sectors; cyber and data security; fraud and scams that could impact Barclays customers and the resilience of key Barclays systems and processes.

In 2017, the central reputation management team received 581 referrals from across the businesses (625 referrals in 2016) for consideration. These referrals covered a variety of sectors including, but not limited to, defence, fossil fuels and mining.

As part of Barclays 2017 Medium Term Planning process, material reputation risks associated with strategic and financial plans were also assessed.

The effectiveness of the supporting governance arrangements and management information, including the impact of other Principal Risks on Barclays’ reputation, were reviewed by the Board and senior management during 2017. Following this, RepCo requested certain refinements to reputation risk reporting and processes, which are in progress.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 153

Risk review

Risk performance

Legal risk

Legal risk

The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

All disclosures in this section are unaudited unless otherwise stated.

Overview

The Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of loss or imposition of penalties, damages, fines, sanctions and other legal outcomes relating to a failure to meet its legal obligations in the conduct of its business. Legal risk encompasses the failure of the Group to appropriately escalate or manage contractual arrangements, litigation, intellectual property, competition/anti-trust issues, use of law firms and its contact with regulators. The multitude of laws and regulations pertaining to the Group’s activities across the globe are by nature dynamic resulting in a level of legal risk that cannot be avoided. A Legal Risk Management Framework (LRMF) prescribes the requirements for identification, escalation, measurement and management of legal risk to support effective risk management across the Group.

Summary of performance in the period

In 2017, Barclays remained focused on continuous improvements to manage legal risk effectively, with an emphasis on enhancing governance to help identify risks at earlier stages and escalate as appropriate.

This is supported by the LRMF which includes legal risk tolerances, key indicators and governance. The LRMF is supported by legal risk policies and associated standards covering six areas of identified legal risk and mandatory minimum control requirements. For further information, see legal risk management on page 95. Legal risk policies and tolerances were reviewed and enhanced during 2017 to reflect the LRMF.

Business and functions have progressed implementing the requirements outlined in the LRMF within their areas, including strengthening evaluation and monitoring of their legal risk profile. Mandatory training in relation to legal risk was rolled out across the Group in Q4 2017.

The Legal Function organisation and coverage model aligns expertise to businesses, functions, products, activities and geographic locations. It continues to provide legal support, oversight and challenge across the organisation, including advising on appropriate identification, management and escalation of legal risk and potential legal outcomes aligned to other Principal Risks. A legal risk oversight committee, as part of the Legal Executive Committee, meets on a quarterly basis to oversee, challenge and monitor legal risk across the Group.

Overall, in 2017 significant progress has been made to implement legal risk as a new Principal Risk across the Group. As the LRMF matures, Barclays will continue to strengthen and embed consistent Group-wide processes to support management and monitoring of legal risk as well as drive continued education to support proactive identification and escalation of legal risk issues.

154 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Risk review

Supervision and regulation

Supervision of the Group

The Group’s operations, including its overseas branches, subsidiaries and associates, are subject to a large number of rules and regulations that are a condition for authorisations to conduct banking and financial services business in each of the jurisdictions in which the Group operates. These apply to business operations, impact financial returns and include capital, leverage and liquidity requirements, authorisation, registration and reporting requirements, restrictions on certain activities, conduct of business regulations and many others. These requirements are set in legislation and by the relevant central banks and regulatory authorities that authorise, regulate and supervise the Group in the jurisdictions in which it operates. Often, the requirements may reflect global standards developed by international bodies such as the G20, the Basel Committee on Banking Supervision (BCBS), the International Organisation of Securities Commissions (lOSCO) and the Financial Stability Board (FSB). Various bodies, such as central banks and self-regulatory organisations, also create voluntary Codes of Conduct which affect the way the Group does business.

Regulatory developments impact the Group globally. We focus particularly on EU, UK and US regulation due to the location of Barclays’ principal areas of business. Regulations elsewhere may also have a significant impact on Barclays due to the location of its branches, subsidiaries and, in some cases, clients. For more information on the risks related to supervision and regulation of the Group, including regulatory change, please see the Risk Factor entitled ‘Regulatory Change agenda and impact on Business Model’ on page 80.

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

In the UK, the Bank of England (BoE) has responsibility for monitoring the UK financial system as a whole, including by way of conducting annual stress tests on UK banks. The day-to-day regulation and supervision of the Group is divided between the Prudential Regulation Authority (PRA) (a division of the BoE) and the Financial Conduct Authority (FCA).

In addition, the Financial Policy Committee (FPC) of the BoE has influence on the prudential requirements that may be imposed on the banking system through its powers of direction and recommendation.

Barclays Bank PLC and Barclays Bank UK PLC are authorised and subject to solo prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA. Barclays is also subject to prudential supervision by the PRA on a Group consolidated basis. Barclays Bank UK PLC’s authorisation is subject to restrictions on activities expected to be lifted prior to April 2018. Barclays Services Limited is an appointed representative of Barclays Bank PLC and Clydesdale Financial Services Limited (the principals). This status enables Barclays Services Limited to undertake activities which would otherwise require authorisation, with the principals assuming regulatory responsibility for the conduct of Barclays Services Limited as their appointed representative. Barclays Bank PLC’s German, French and Italian branches are also subject to direct supervision by the European Central Bank (ECB). Barclays Bank Ireland PLC, which is licensed as a credit institution by the Central Bank of Ireland, has submitted an application for an extension of its current licence to support the Group’s ability to provide services to EU clients after Brexit.

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

The regulation and supervision of market conduct matters is the responsibility of the FCA. The FCA’s regulation of the UK firms in the Group is carried out through a combination of continuous assessment, regular thematic work and project work based on the FCA’s sector assessments, which analyse the different areas of the market and the risks that may lie ahead.

Both the PRA and the FCA have continued to develop and apply a more assertive approach to supervision and the application of existing standards. This may include application of standards that either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct.

The FCA has retained an approach to enforcement based on credible deterrence that has seen significant growth in the size of regulatory fines. The approach appears to be trending towards a more US model of enforcement including vigorous enforcement of criminal and regulatory breaches, heightened fines and proposed measures related to increased corporate criminal liability.

The FCA has focused strongly on conduct risk and on customer outcomes and will continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. This may affect both the incidence of conduct costs and increase the cost of remediation.

The FCA and the PRA have also increasingly focused on individual accountability within firms. This focus is reflected in the Senior Managers and Certification Regime (the SMCR) which came into force in 2016. The SMCR, which implements the recommendations in the final report of the Parliamentary Commission on Banking Standards relating to individual accountability in banks, imposes a regulatory approval, accountability and fitness and propriety framework in respect of senior or key individuals within relevant firms.

The UK Serious Fraud Office (SFO) has played an active role in recent years in investigating and prosecuting complex fraud, bribery and corruption. If, as a result of an investigation, the SFO determines that it has sufficient evidence to support a realistic prospect of conviction, and to prosecute would be in the public interest, the SFO may bring forward a prosecution. Alternatively, the SFO may consider using a Deferred Prosecution Agreement (DPA). DPAs, which were introduced in February 2014, are judicially supervised agreements between the SFO and organisations that could be prosecuted whereby the SFO suspends prosecution while the organisation in question complies with conditions imposed on it by the DPA, such as the payment of fines.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 155

Risk review

Supervision and regulation

Supervision in the US

Barclays’ US activities and operations are subject to umbrella supervision by the Board of Governors of the Federal Reserve System (FRB), as well as additional supervision, requirements and restrictions imposed by other federal and state regulators. Barclays PLC, Barclays Bank PLC and their US branches and subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956 (BHC Act), the USA PATRIOT Act of 2001, the Commodity Exchange Act, the federal securities laws, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA), which comprehensively amended the regulation of financial institutions in the US in response to the financial crisis, including by amending the other aforementioned statutes. ln some cases, US requirements may impose restrictions on Barclays’ global activities in addition to its activities in the US.

Barclays PLC and Barclays Bank PLC, along with Barclays US LLC (BUSL), Barclays’ top-tier US holding company that holds substantially all of Barclays’ US subsidiaries and assets (including Barclays Capital Inc. and Barclays Bank Delaware) are regulated as bank holding companies (BHCs) by the FRB. BUSL is subject to requirements that are similar to those applicable to large US domestic bank holding companies, including in respect of capital adequacy, capital planning and stress testing (including FRB non-objection to proposed capital distributions), risk management and governance, liquidity, leverage limits and financial regulatory reporting. Barclays Bank PLC’s US branches are also subject to enhanced prudential supervision requirements relating to, among others, liquidity and risk management.

Because the BHC Act generally restricts the activities of BHCs to banking and activities closely related to banking, Barclays PLC, Barclays Bank PLC and BUSL have elected to be treated as financial holding companies under the BHC Act. Financial holding company status allows these entities to engage in a variety of financial and related activities, directly or through subsidiaries, including underwriting, dealing and making markets in securities. Failure to maintain financial holding company status could result in increasingly stringent penalties and ultimately, in the closure or cessation of certain operations in the US. To qualify as a financial holding company, Barclays PLC and Barclays Bank PLC, as foreign banking organisations and BHCs, and BUSL, as a BHC, must maintain certain regulatory capital ratios above minimum requirements and must be deemed to be “well managed” for U.S. bank regulatory purposes. In addition, any US depository institution subsidiaries of the foreign banking organisation or BHC must also maintain certain regulatory capital ratios above minimum requirements and be deemed to be “well managed” and must have at least a “satisfactory” rating under the Community Reinvestment Act of 1977.

In addition to umbrella oversight by the FRB (and applicable Federal Reserve Banks), certain of Barclays’ branches and subsidiaries are regulated by additional authorities based on the location or activities of those entities. The New York and Florida branches of Barclays Bank PLC are subject to extensive supervision and regulation by, as applicable, the New York State Department of Financial Services (NYSDFS) and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Delaware Office of the State Bank Commissioner. The deposits of Barclays Bank Delaware are insured by the Federal Deposit Insurance Corporation (FDIC) pursuant to the Federal Deposit Insurance Act, which also provides for FDIC supervisory authority over Barclays Bank Delaware and requires that Barclays PLC, Barclays Bank PLC and BUSL act as a source of strength for the insured bank. This could, among other things, require these entities to inject capital into Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.

Barclays’ US securities broker/dealer and investment banking operations, primarily conducted through Barclays Capital Inc., are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and self-regulatory organisations (SROs) as part of a comprehensive scheme of regulation of all aspects of the securities and commodities business under US federal and state securities laws.

Similarly, Barclays’ US commodity futures, commodity options and swaps-related and client clearing operations are subject to ongoing supervision and regulation by the Commodity Futures Trading Commission (CFTC), the National Futures Association and other SROs. Barclays Bank PLC is also prudentially regulated as a swaps dealer so is subject to the FRB swaps rules with respect to margin and capital requirements.

Barclays’ US retail and consumer activities, including the US credit card operations of Barclays Bank Delaware, are subject to direct supervision and regulation by the Consumer Financial Protection Bureau (CFPB). The CFPB has the authority to examine and take enforcement action related to compliance with federal laws and regulations regarding the provision of consumer financial services and the prohibition of ‘unfair, deceptive or abusive acts and practices’.

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

Global regulatory developments

Regulatory change continues to affect all large financial institutions. Such change emanates from global institutions such as the G20, FSB, IOSCO and BCBS, the EU regionally, and national regulators, especially in the UK and US. The level of regulatory and supervisory uncertainty faced by the Group and the financial markets more broadly continues to remain elevated in our primary markets. In the EU, the legislative and regulatory bodies have been implementing, and continue to propose, multiple financial regulatory reforms, and the conditions of the UK’s eventual exit from the EU remain unclear, so the extent to which the UK will continue to follow EU legislation after Brexit remains unclear. In the US, the financial regulatory environment continues to evolve due to political developments and the ongoing implementation of regulations arising from the DFA. Furthermore, the application of various regional rules on a cross-border basis increases regulatory complexity for global financial institutions. For more information, please see the Risk Factor entitled ‘Regulatory Change agenda and impact on Business Model’ on page 80.

The programme of reform of the global regulatory framework previously agreed by G20 Heads of Government in April 2009 has continued to be taken forward throughout 2017. The G20 continues to monitor emerging risks and vulnerabilities in the financial system and has stated that it will take action to address them if necessary.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme in relation to the financial services industry. It has focused particularly on the risks posed by systemically important financial institutions. In 2011, G20 Heads of Government adopted FSB proposals to reform the regulation of global systemically important financial institutions (G-SIFls), including global systemically important banks (G-SIBs), such as Barclays. In December 2017, the BCBS finalised ‘Basel III’ (the BCBS international regulatory framework for banks), with the majority of the December 2017 changes expected to be implemented by 1 January 2022, including by regulators in many jurisdictions where Barclays operates.

156 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Financial regulatory framework

Financial services regulation can broadly be categorised as follows: (a) prudential regulation, which aims to promote safety and soundness of financial institutions and reduce risk in the financial system; (b) recovery and resolution, a key aspect of which is to ensure that G-SIFls are capable of being resolved without recourse to taxpayer support and minimising market disruption; (c) structural reform and the Volcker rule; (d) market infrastructure regulation, aimed at enhancing client protection, financial stability and market integrity; and (e) conduct, culture and other regulation.

(a) Prudential regulation

Certain Basel III standards were implemented in EU law through the Capital Requirements Directive IV (CRD IV), which came into effect in 2014 and included new or enhanced requirements for the quality and quantity of capital, liquidity and leverage. Beyond the minimum standards required by CRD IV, the PRA has expected Barclays, in common with other major UK banks and building societies, to meet a 7% Common Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1 January 2016.

G-SIBs are subject to a number of additional prudential requirements, including the requirement to hold additional loss absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of G-SIB buffer is set by the FSB according to a bank’s systemic importance and can range from 1% to 3.5% of risk weighted assets. The G-SIB buffer must be met with common equity.

In November 2017, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that applies to Barclays. The additional G-SIB buffer has been phased in from January 2016, from when G-SIBs were required to meet 25% of their designated buffer. This increased to 50% in 2017, 75% in 2018 and will increase to 100% in January 2019. Barclays is also subject to, among other buffers, a countercyclical capital buffer (CCyB) based on rates determined by the regulatory authorities in each jurisdiction in which Barclays maintains exposures. These rates may vary in either direction. On 27 June 2017, the FPC raised the UK CCyB rate from 0% to 0.5% with binding effect from 27 June 2018. In November 2017, the FPC raised the UK CCyB rate from 0.5% to 1% with binding effect from 28 November 2018. In May 2016, the FPC set out a framework for determining a systemic risk buffer (SRB) for ring-fenced bodies and large building societies (SRB Firms). The SRB is a firm-specific buffer, that is designed to increase the capacity of SRB Firms to absorb stress, and which must be met solely with CET1. The framework set out by the PRA, which sets SRB at rates between 0% and 3% of risk weighted assets, will apply from 1 January 2019.

In January 2016, the BCBS endorsed a new market risk framework, including rules made as a result of its “fundamental review of the trading book” (FRTB). The implementation of this framework has now been delayed, with the BCBS setting an expected implementation date of 1 January 2022 to allow for a review of the calibration of the framework.

The BCBS’s finalisation of Basel III, noted above, among other things, eliminated model-based approaches for certain categories of risk weighted assets (RWAs) (for example, operational risk RWAs, CVA volatility and credit risk RWAs for equity exposures), revised the standardised approach’s risk weights for a variety of exposure categories, replaced the four current approaches for operational risk (including the advanced measurement approach) with a single standardised measurement approach, established 72.5% of standardised approach RWAs for exposure categories as a floor for RWAs calculated under advanced approaches (referred to as the “output floor”), and for G-SIBs introduced a leverage ratio buffer in an amount equal to 50% of the applicable G-SIB buffer used for RWA purposes (meaning, for Barclays, a leverage ratio buffer of 0.75%). The majority of the final Basel III changes are expected to be implemented commencing 1 January 2022, with a five-year phase-in period for the output floor.

The BCBS has also published final standards on the securitisation framework and interest rate risk in the banking book and guidelines on step-in risk. The final standards for measuring and controlling large exposures were published by the BCBS in April 2014 to take effect in 2019. In November 2016, the European Commission adopted a proposal (commonly referred to as CRD V) to begin the legislative process for introducing these standards within the EU. These proposals, if implemented in their current form, would, among other things, implement FRTB by overhauling existing rules relating to standardised and advanced market risk and the rules governing the inclusion of positions in the regulatory trading book. The proposals would also enhance rules for counterparty credit risk, in line with BCBS proposals finalised in 2014, strengthen requirements relating to leverage and large exposures and introduce a net stable funding ratio (NSFR), requiring banks to fund their assets with stable sources of funds. CRD V also proposes to require that where (i) two or more credit institutions or investment firms established in the EU have a common parent undertaking established outside the EU and (ii) the group has been identified as a G-SIB or has entities in the EU (whether subsidiaries or branches) with total assets of at least €30 billion, the group must establish an intermediate parent undertaking, authorised and established in, and subject to the supervision of, an EU member state.

IFRS 9 (an accounting standard that covers accounting for financial instruments), which was adopted into EU law by the European Commission in November 2016, came into force on 1 January 2018. In October 2016, the BCBS issued two documents on the treatment of accounting provisions in the regulatory framework, to take account of the future move to expected credit loss provisioning under IFRS and Financial Accounting Standards Board (FASB) standards. One paper considered transitional arrangements to phase in the immediate capital impact of the new provisioning standards, while the other discussed more fundamental changes to the recognition of provisions in regulatory capital and changes to the risk weighting framework. The BCBS then published an interim approach (including transitional arrangements) on 29 March 2017, retaining the current regulatory treatment of provisions under the Basel framework for an interim period and proposing to consider more thoroughly the longer term regulatory treatment of provisions. On 28 December 2017, an EU Regulation came into force to provide transitional arrangements for mitigating the impact of the introduction of IFRS 9, in large part, on CET1 capital arising from the expected credit loss accounting measures set out in IFRS 9. The Regulation has applied since 1 January 2018.

In the US, BUSL and Barclays Bank PLC’s US branches are subject to enhanced prudential supervision requirements as required by the DFA and described above in “Supervision in the US”.

In addition to prudential regulations already promulgated under the DFA, the FRB has issued proposed regulations for NSFR implementation. The NSFR, as proposed by the FRB, would apply to US bank holding companies with more than $250bn in total assets or $10bn or more in on-balance sheet foreign exposures, including BUSL, and consolidated depositary institution subsidiaries of such banking organisations with more than $10bn in assets, including Barclays Bank Delaware. Under the proposed rule, such entities would be required to maintain a minimum level of available stable funding that equals or exceeds the amount of required stable funding over a one-year period. Although the proposal provides for an effective date of 1 January 2018, the FRB has not finalised its NSFR proposal and the schedule for finalisation is uncertain.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 157

Risk review

Supervision and regulation

Stress testing

The Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the annual stress testing programmes of the BoE, the FDIC and the FRB and the biannual stress testing programme of the EBA. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on the Group’s data provision, stress testing capability and internal management processes and controls. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Group or its members subject to these exercises, could result in the Group or certain of its members being required to enhance its capital position or limit capital distributions, to any external holders of its equity or capital or within the Group.

In the US, certain financial institution intermediate holding companies formed in 2016, including BUSL, were not required to participate in the FRB’s Comprehensive Capital Analysis and Review (CCAR) process in 2017. These firms, however, were required under the FRB’s capital plan rule to submit a capital plan to the FRB that was subject to a confidential review process based on the assessment criteria in the capital plan rule. These capital plans were not subject to the FRB’s quantitative assessment - which evaluates a firm’s ability to meet its capital requirements under stress - under CCAR or supervisory stress testing in 2017.

(b) Recovery and Resolution

Stabilisation and resolution framework

An important component of the EU legislative framework is the 2014 Bank Recovery and Resolution Directive (BRRD) which establishes a framework for the recovery and resolution of EU credit institutions and investment firms. The UK implemented the BRRD through the Bank Recovery and Resolution Order 2014, which amended the Banking Act 2009 (the Banking Act) and the Financial Services and Markets Act 2000 (FSMA), and the Banks and Building Societies (Depositor Preference and Priorities) Order 2014, which amended the Insolvency Act 1986 (among other insolvency legislation).

Under the Banking Act, UK resolution authorities are empowered to intervene in and resolve a UK financial institution that is no longer viable. Pursuant to these laws, the BoE (in consultation with the PRA and HM Treasury as appropriate) has several stabilisation options where a banking institution is failing or likely to fail: (i) transfer some or all of the securities or business of the bank to a commercial purchaser; (ii) transfer some or all of the property, rights and liabilities of the bank to a ‘bridge bank’ wholly owned by the BoE or to a commercial purchaser; (iii) transfer the impaired or problem assets to an asset management vehicle to allow them to be managed over time; (iv) cancel or reduce certain liabilities of the institution or convert liabilities to equity to absorb losses and recapitalise the institution and (v) transfer the banking institution into temporary public ownership. In addition, the BoE may apply for a court insolvency order in order to wind up or liquidate the institution or to put the institution into special administration. When exercising any of its stabilisation powers, the BoE must generally provide that shareholders bear first losses, followed by creditors in accordance with the priority of their claims under normal insolvency proceedings.

In order to enable the exercise of its stabilisation powers, the BoE may impose a temporary stay on the rights of creditors to terminate, accelerate or close out contracts, and in some cases to override events of default or termination rights that might otherwise be invoked as a result of a resolution action. In addition, the Banking Act gives the BoE the power to override, vary, or impose conditions or contractual obligations between a UK bank, its holding company and its group undertakings, in order to enable any transferee or successor bank to operate effectively after any of the resolution tools have been applied. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use its powers under this regime effectively, potentially with retrospective effect. The Banking Act powers apply regardless of any contractual restrictions and compensation that may be payable.

In July 2016, the PRA issued final rules on ensuring operational continuity in resolution. The rules will apply from 1 January 2019 and will require banks to ensure that their operational structures facilitate effective recovery and resolution planning and the continued provision of functions critical to the economy in a resolution scenario.

In November 2016, the European Commission proposed a package of amendments to the BRRD, including the introduction of two new moratorium tools. On 28 December 2017, an EU directive came into force harmonising the priority ranking of unsecured debt instruments under national insolvency laws. EU member states are required to transpose the directive into national law by 29 December 2018.

The BoE’s preferred approach for the resolution of the Group is a bail-in strategy with a single point of entry at Barclays PLC. Under such a strategy, Barclays PLC’s subsidiaries would remain operational while Barclays PLC’s eligible liabilities would be written down or converted to equity in order to recapitalise the Group and allow for the continued provision of services and operations throughout the resolution.

While regulators in many jurisdictions have indicated a preference for single point of entry resolution, additional resolution or bankruptcy provisions may apply to certain of Barclays Bank PLC’s subsidiaries or branches. In the US, Title II of the DFA established the Orderly Liquidation Authority, a regime for orderly liquidation of systemically important financial institutions, which could apply to BUSL. Specifically, when a systemically important financial institution is in default or danger of default, the FDIC may be appointed receiver under the Orderly Liquidation Authority instead of the institution being resolved through a voluntary or involuntary proceeding under the US Bankruptcy Code. In certain circumstances, including insolvency, violations of law and unsafe business practices, the licensing authorities of each US branch of Barclays Bank PLC and of Barclays Bank Delaware have the authority to take possession of the business and property of the applicable Barclays entity they license or to revoke or suspend such licence. Specific resolution regimes may apply to certain Barclays entities or branches in other jurisdictions in which Barclays does business.

TLAC and MREL

The BRRD requires competent authorities to impose a ‘Minimum Requirement for own funds and Eligible Liabilities’ (‘MREL’) on financial institutions to facilitate their orderly resolution without broader financial disruption or recourse to public funds. Following the finalisation of the BRRD, in November 2015, the FSB finalised its proposals to enhance the loss absorbing capacity of G-SIBs to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution to implement an orderly resolution which minimises the impact on financial stability, ensures the continuity of critical functions and avoids exposing taxpayers to losses. To this end, the FSB has set a new minimum requirement for ‘total loss absorbing capacity’ (TLAC). As the TLAC standard requires a certain amount of those loss absorbing resources to be committed to subsidiaries or sub-groups that are located in host jurisdictions and deemed material for the resolution of the G-SIB as a whole, the FSB published guiding principles on internal TLAC on 6 July 2017. These provide guidance on the size and composition of the internal TLAC requirement, cooperation and co-ordination between home and host authorities and the trigger mechanism for internal TLAC.

158 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

The EU has proposed to implement the TLAC standard (including internal TLAC) via the MREL requirement and the European Commission has proposed amendments in its CRD V proposal to achieve this. As the proposals remain in draft, it is uncertain what the final requirements and timing will be. Under the BoE’s statement of policy on MREL, the BoE will set MREL for UK G-SIBs as necessary to implement the TLAC standard and institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group. The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of (i) two times the sum of its Pillar 1 and Pillar 2A requirements or (ii) the higher of two times its leverage ratio or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

In October 2016, the BCBS published its final standard on the prudential treatment of banks’ investments in TLAC instruments issued by other institutions, confirming that internationally active banks (both G-SIBs and non-G-SIBs) must deduct their holdings of TLAC instruments that do not otherwise qualify as regulatory capital from their own Tier 2 capital. Where the investing bank owns less than 10% of the issuing bank’s common shares, TLAC holdings are to be deducted from Tier 2 capital only to the extent that they exceed 10% of the investing bank’s common equity (or 5% for non-regulatory capital TLAC holdings); below this threshold, holdings would instead be subjected to risk-weighting. G-SIBs may only apply risk-weighting to non-regulatory capital TLAC holdings by the 5% threshold where those holdings are in the trading book and are sold within 30 business days.

In December 2016, the FRB issued final regulations for TLAC, which apply to BUSL. The FRB’s final TLAC rule, while generally following the FSB term sheet, contains a number of provisions that are more restrictive. For example, the FRB’s TLAC rule includes provisions that require BUSL (the Barclays IHC) to have (i) a specified outstanding amount of eligible long-term debt, (ii) a specified outstanding amount of TLAC (consisting of common and preferred equity regulatory capital plus eligible long-term debt), and (iii) a specified common equity buffer. In addition, the FRB’s TLAC rule would prohibit BUSL, for so long as the Group’s overall resolution plan treats BUSL as a non-resolution entity, from issuing TLAC to entities other than the Group and its non-US subsidiaries.

Bank Levy

The BRRD requires EU member states to establish a pre-funded resolution financing arrangement with funding equal to 1% of covered deposits by 31 December 2024 to cover the costs of bank resolutions. Where the amount of such pre-funding is insufficient, the BRRD requires that EU member states raise subsequent contributions. The UK government raises both pre-funded and subsequent contributions that would be required were the pre-funded contributions not to cover costs or other expenses incurred by use of the resolution funds by way of a tax on the balance sheets of banks known as the “Bank Levy”.

Recovery and Resolution Planning

The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs, as required by the BRRD. Recovery plans are designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. The resolution pack contains detailed information on the authorised firm in question which will be used to develop resolution strategies for that firm, assess its current level of resolvability against the strategy, and to inform work on identifying barriers to the implementation of operational resolution plans. In the UK, recovery and resolution planning (RRP) work is considered part of continuing supervision. Removal of potential impediments to an orderly resolution of the Group or one or more of its subsidiaries is considered as part of the BoE’s and PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. Barclays currently provides the PRA with a recovery plan annually and with a resolution pack every other year.

In the US, Title I of the DFA and the implementing regulations issued by the FRB and the FDIC require each bank holding company with assets of US $50 billion or more, including Barclays, to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. Barclays’ next submission will be due on 1 July 2018.

Similar requirements (which include powers for competent authorities to adopt resolution measures) are in force or expected to come into force imminently in various other jurisdictions, which will affect the Group to the extent it has operations in a relevant jurisdiction.

(c) Structural reform and the Volcker rule

Recent developments in banking law and regulation in the UK have included legislation designed to ring-fence the retail and smaller business deposit-taking businesses of large banks. The Financial Services (Banking Reform) Act 2013 put in place a framework for this ring-fencing and secondary legislation passed in 2014 elaborated on the operation and application of the ring-fence. Ring-fencing will require, among other things, the separation of the retail and smaller business deposit-taking activities of UK banks in the UK and branches of UK banks in the European Economic Area (EEA) into a legally distinct, operationally separate and economically independent entity, which will not be permitted to undertake a range of activities from 1 January 2019. Ring-fencing rules have been published by the PRA, further determining how ring-fenced banks will be permitted to operate. Further rules published by the FCA set out the disclosures that non-ring-fenced banks are required to make to prospective account holders of non-ring-fenced banks who are individuals. Barclays’ approach to compliance with the terms of the UK ring-fencing regime is described in the section entitled ‘Structural Reform’ on page 162.

US regulation places further substantive limits on the activities that may be conducted by banks and holding companies, including foreign banking organisations such as Barclays. The “Volcker Rule”, which was part of the DFA and which came into effect in the US in 2015, prohibits banking entities from undertaking certain proprietary trading activities and limits such entities’ ability to sponsor or invest in certain private equity funds and hedge funds (in each case broadly defined). As required by the rule, Barclays has developed and implemented an extensive compliance and monitoring programme addressing proprietary trading and covered fund activities (both inside and outside of the US).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 159

Risk review

Supervision and regulation

(d) Market infrastructure regulation

In recent years, regulators have focused on improving transparency and reducing risk in markets, particularly risks related to over-the-counter (OTC) transactions. This focus has resulted in a variety of new regulations across the G20 countries and beyond that require or encourage on-venue trading, clearing, posting of margin and disclosure of information related to many derivatives transactions. Some of the most significant developments are described below.

The European Market Infrastructure Regulation (EMIR) has introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market, some of which are still to be fully implemented. EMIR requires that certain entities that enter into derivative contracts: report such transactions; clear certain over the counter (OTC) transactions where mandated to do so; and implement risk mitigation standards in respect of uncleared OTC trades. The obligation to clear derivatives only applies to certain counterparties and specified types of derivatives. In October 2016, the European Commission adopted a delegated regulation relating to the exchange of collateral, one of the risk mitigation techniques under EMIR. Provisions relating to initial margin have entered into force, subject to a phase-in until 1 September 2020. Provisions relating to variation margin have already entered into force. EMIR has potential operational and financial impacts on the Group, including by imposing collateral requirements.

The European Commission has recently proposed various technical changes to EMIR, some of which could result in certain central counterparties (CCPs) used by the Group being forced to relocate to a Eurozone jurisdiction. The changes proposed may have additional operational and financial impacts on the Group’s derivatives business.

CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, uncleared OTC derivative trades. Lower capital requirements for cleared derivative trades are only available if the CCP through which the trade is cleared is recognised as a ‘qualifying central counterparty’ (QCCP) which has been authorised or recognised under EMIR. Higher capital requirements may apply to the Group following the UK’s departure from the EU if UK CCPs are then no longer regarded as QCCPs and vice versa.

The new Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) have applied in large part since 3 January 2018. MiFID II affects many of the investment markets in which the Group operates, the instruments in which it trades and the way it transacts with market counterparties and other customers. Changes introduced by MiFID II include, among others: the introduction of a new type of trading venue (the organised trading facility), capturing non-equity trading that fell outside the MiFID I regime; the strengthening of conduct of business requirements, including in relation to conflicts of interest; the expansion of the concept of, and requirements applicable to, firms which systematically trade against proprietary capital (systematic internalisers); and increased obligations on firms to secure best execution for their client. In addition, MiFID II mandates a trading obligation for certain types of cleared derivatives.

MiFID II strengthens investor protections, imposes new curbs on high frequency and commodity trading, increases pre-and post-trade transparency and introduces a new regime for third country (non-EU) firms. MiFID II also includes new requirements relating to non-discriminatory access to trading venues, central counterparties and benchmarks, research unbundling and harmonised supervisory powers and sanctions across the EU.

Some final rules and guidance on the application of MiFID II are yet to be published, and so we anticipate continuing development of application of the rules within the market into 2018.

US regulators have imposed similar rules as the EU with respect to the mandatory on-venue trading and clearing of certain derivatives, and post-trade transparency, as well as in relation to the margining of OTC derivatives. US regulators have addressed the applicability of certain of their regulations to cross-border transactions, and are continuing to review and consider their rules with respect to their application on a cross-border basis, including with respect to their registration requirements in relation to non-US swap dealers and security-based swap dealers. The regulators may adopt further rules, or provide further guidance, regarding the cross-border applicability of such rules. In December 2017, the CFTC and the European Commission recognised the trading venues of each other’s jurisdiction to allow market participants to comply with mandatory on-venue trading requirements while trading on certain venues recognised by the other jurisdiction.

The EU Benchmarks Regulation came into force in June 2016. Although some provisions have applied since 2016, the majority of provisions have applied since 3 January 2018 (subject to transitional provisions). This Regulation applies to the administration, contribution of data to and use of benchmarks within the EU. Financial institutions within the EU will be prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU. This may impact the ability of Barclays to use certain benchmarks in the future.

In 2015, the European Commission launched work on establishing a Capital Markets Union (CMU) within the EU. The CMU aims to increase the availability of non-bank financing in the EU, deepen the EU single market for financial services and promote growth and financial stability. The CMU work programme is now being considered in light of Brexit. Recent proposals have therefore included considerably broadened central supervisory powers for the European Supervisory Authorities (ESAs) (including in relation to outsourcing, and delegation and risk transfer by entities authorised in the EU to entities or branches in third countries) and an increased focus by the ESAs on ongoing equivalence assessments in the context of third country regimes in various EU regulations and directives.

Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or, following the compliance date for relevant SEC rules, with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC, and would be subject to SEC regulation and oversight. The SEC finalised the rules governing security based swap dealer registration in 2015 but clarified that registration timing is contingent upon the finalisation of certain additional rules under Title VII of DFA, several of which are still pending. Additional SEC rules governing security-based swap transactions, including security-based swap reporting, will become effective after the security-based swap dealer registration date. Entities required to register are subject to business conduct, record-keeping and reporting requirements and will be subject to capital and margin requirements in connection with transactions with certain US and non-US counterparties. Barclays Bank PLC has provisionally registered with the CFTC as a swap dealer and is subject to CFTC rules on business conduct, record-keeping and reporting. With respect to margin and capital, Barclays is subject to the rules of the FRB in connection with its swap dealer business.

160 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

The CFTC has approved certain comparability determinations that permit substituted compliance with non-US regulatory regimes for certain swap regulations related to business conduct and other requirements, while other determinations remain pending. Most recently, in October 2017, the CFTC issued an order permitting substituted compliance with EU margin rules for certain uncleared derivatives. However, as Barclays is subject to the margin rules of the FRB, it will not benefit from the CFTC’s action unless the FRB takes a similar approach. The CFTC has stated that its transaction-level rules (such as margin and documentation requirements) would apply to certain transactions entered into between a non-US swap dealer and a non-US counterparty, if the transactions are arranged, negotiated or executed by personnel in the US, but has delayed the compliance date for this requirement until the effective date of future CFTC action addressing the way in which each transaction-level requirement must be applied.

It is unclear whether further changes will be made to the CFTC’s proposed rules or when they will become effective. In addition, it is uncertain whether and to what degree other US regulators, such as the FRB, will take an approach similar to the CFTC’s regarding substituted compliance.

(e) Conduct, culture and other regulation

Conduct and culture

On 7 March 2016, the PRA and FCA introduced measures to increase the individual accountability of senior managers and other covered individuals in the banking sector. The new regime comprises the ‘Senior Managers Regime’, which applies to a limited number of individuals with senior management responsibilities within a firm, the ‘Certification Regime’, which is intended to assess and monitor the fitness and propriety of a wider range of employees who could pose a risk of significant harm to the firm or its customers, and conduct rules that individuals subject to either regime must comply with. From March 2017, the conduct rules have applied more widely to other staff of firms within the scope of the regime. The Financial Services Act 2010, among other things, requires the UK regulators to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with effective risk management.

The Banking Act also amended FSMA to allow the FCA to make rules requiring firms to operate a collective consumer redress scheme to deal with cases of widespread failure by regulated firms to meet regulatory requirements that may have created consumer detriment.

Our regulators have also enhanced their focus on the promotion of cultural values as a key area for banks, although they generally view the responsibility for reforming culture as primarily sitting with the industry.

Data protection and PSD2

Barclays has to comply with national data protection laws, governing the collection, use and disclosure of personal data, in a majority of the countries in which it operates. From 25 May 2018, data protection laws throughout the EU will be replaced by a single General Data Protection Regulation (GDPR) which enhances the rights and protections available to data subjects. The UK government has confirmed the UK will adopt and apply the GDPR from May 2018 and a bill has been published to implement GDPR. The impact across Barclays will be significant, affecting not only Group entities operating and processing personal data within the EU but also those outside the EU offering goods or services to, or monitoring, individuals within the EU. The GDPR contains significant financial penalties for data protection breaches and non-compliance, of up to 4% of Group global turnover.

A number of recent developments have indicated a clear political and regulatory desire to make customer transactional account information more easily accessible to customers and parties providing services to them, such as the revised Payment Services Directive (PSD2) (which, in accordance with the requirements under that Directive, must have been implemented by 13 January 2018). In addition to attempting to harmonise conduct rules for all providers of electronic payment services in the EU, PSD2 also creates a new prudential authorisation regime for non-bank payment services providers. PSD2 replaces the previous Payment Services Directive, and has a wider scope, applying transparency and information requirements to payment transactions in all currencies where the provider of at least one leg of the payment service is located in the EU.

Cyber security

Regulators in the EU and US have been increasingly focused on cyber security risk management for banking organisations and have proposed laws and regulations and other requirements that necessitate implementation of a variety of increased controls for regulated Barclays entities. These include, among others, the adoption of cyber security policies and procedures meeting specified criteria, minimum required security measures, enhanced reporting, compliance certification requirements and other cyber and information risk governance measures. When implemented, the proposals may increase technology and compliance costs for Barclays.

Sanctions and financial crime

The UK Bribery Act 2010 introduced a new form of corporate criminal liability focused broadly on a company’s failure to prevent bribery on its behalf. The legislation has broad application and in certain circumstances may have extraterritorial impact as to entities, persons or activities located outside the UK, including Barclays PLC and its subsidiaries. In practice, the legislation requires Barclays to have adequate procedures to prevent bribery which, due to the extraterritorial nature of the status, makes this both complex and costly.

On 30 September 2017, the Criminal Finances Act 2017 introduced new corporate criminal offences of failing to prevent the facilitation of UK and overseas tax evasion. The legislation has very broad extra-territorial application and may impact entities, persons or activities located outside the UK, including Barclays PLC and its subsidiaries. It also requires Barclays to have reasonable prevention procedures in place to prevent the criminal facilitation of tax evasion by persons acting for, or on behalf of, Barclays.

In the US, the Bank Secrecy Act, the USA PATRIOT Act 2001 and regulations thereunder contain numerous anti-money laundering and anti-terrorist financing requirements for financial institutions. In addition, Barclays is subject to the US Foreign Corrupt Practices Act, which prohibits certain payments to foreign officials, as well as rules and regulations relating to economic sanctions and embargo programs administered by the US Office of Foreign Assets Control which restrict certain business activities with certain individuals, entities, groups, countries and territories.

Two significant new regulatory rules will be coming into force in the US in 2018: the New York Department of Financial Services (DFS) Rule 504 and the US Department of Treasury’s Financial Crime Enforcement Network (FinCEN) Customer Due Diligence (CDD) Rule. Rule 504 enumerates detailed transaction filtering and screening requirements for potential Bank Secrecy Act and anti-money laundering violations and transactions with sanctioned entities, applicable to institutions regulated by the DFS (including Barclays Bank PLC, New York branch) and requires a senior bank official to certify compliance. The CDD Rule requires Barclays to identify natural beneficial owners above a certain threshold of clients that are legal entities within the US market.

In some cases, US state and federal regulations addressing sanctions, money laundering and other financial crimes may impact entities, persons or activities located outside the US, including Barclays PLC and its subsidiaries. The enforcement of these regulations has been a major focus of US state and federal government policy relating to financial institutions in recent years, and failure of a financial institution to ensure compliance could have serious legal, financial and reputational consequences for the institution.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 161

Risk review

Supervision and regulation

Note

a Illustration of Barclays business divisions in preparation for regulatory ring-fencing. Plans are subject to internal and regulatory approvals and may change.

Structural Reform

Overview

Barclays intends to achieve ring-fencing separation by transferring the Barclays UK division of Barclays Bank PLC to Barclays Bank UK PLC, the ring-fenced bank of the Group. Immediately following the transfer, Barclays Bank PLC’s shares in Barclays Bank UK PLC will be distributed to the Parent company, Barclays PLC, establishing Barclays Bank UK PLC as a direct subsidiary of Barclays PLC. Barclays Bank PLC will continue to house the Barclays International division. The two banking entities will operate alongside one another, together with Barclays Services Limited (ServCo), as subsidiaries of Barclays PLC within the Barclays Group.

In order to achieve this target-state structure, Barclays will need to undertake a number of legal transfers, including the transfer of customer and non-customer assets, liabilities and contractual arrangements.

Barclays is using a court approved statutory ring-fencing transfer scheme (RFTS) process as set out in the Financial Services and Markets Act 2000 to conduct the majority of these transfers. In addition to the transfers conducted through the RFTS, certain items will be transferred via separate arrangements. Barclays is on track to be compliant with ring-fencing requirements well in advance of the 1 January 2019 statutory deadline.

Timeline

Barclays’ Structural Reform timeline, including progress to date and indicative future milestones is as follows:

◾	2015:

–	Barclays Bank UK PLC, the legal entity which will become the ring-fenced bank, was incorporated.

◾	2016:

–	Barclays UK and Barclays International business divisions were established

–	Barclays’ US intermediate holding company was established as an umbrella holding company for Barclays’ US subsidiaries, including Barclays Capital Inc. (US broker-dealer) that operates key investment banking businesses and Barclays Bank Delaware that operates Barclaycard US

–	Barclays Bank UK PLC banking authorisation application was submitted to the regulators

–	ServCo became a direct subsidiary of Barclays PLC.

◾	2017:

–	Banking licence (with restrictions) granted to Barclays Bank UK PLC in April 2017

–	The majority of assets, liabilities, and other items connected with service provision were transferred from Barclays Bank PLC to ServCo, resulting in the execution of the ServCo build being substantially complete
–	Transfers of employees to the target structure employing entities took place in September 2017 under the Transfer of Undertakings (Protection of Employment) Regulations 2006
–	Sort codes have been split between Barclays Bank UK PLC and Barclays Bank PLC, with the last tranche completed in January 2018, so that each of the Group’s sort codes is aligned to a single bank

–	RFTS court process has been initiated with the Directions Hearing held at the High Court of England and Wales on 10 November 2017, where the Barclays Group’s communications programme for notifying customers and other stakeholders of the RFTS was approved.

◾	2018:

–	Sanction Hearing will be held on 26 and 27 February 2018 at which the Court will be asked to sanction Barclays’ RFTS

–	Subject to the Court sanctioning the RFTS, Barclays UK businesses and related items will be transferred to Barclays Bank UK PLC at the RFTS effective date, currently expected to be 1 April 2018

Immediately following the RFTS transfers, the shares in Barclays Bank UK PLC will be transferred from Barclays Bank PLC to Barclays PLC, establishing Barclays Bank UK PLC as a direct subsidiary of Barclays PLC.

Illustrative unaudited pro-forma financials for Barclays Bank UK PLC and Barclays Bank PLC are available at home.barclays/results.

162 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Financial review

A review of the performance of Barclays, including the key performance indicators, and the contribution of each of our businesses to the overall performance of the Group.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 163

Financial review

Key performance indicators

In assessing the financial performance of the Group, management uses a range of KPIs which focus on the Group’s financial strength, the delivery of sustainable returns and cost management. Significant strategic progress was made in 2017 with the closure of Barclays

Non-Core and sell down of our stake in Barclays Africa, marking the completion of our restructuring and enabling us to set new targets for Group returns and costs.

The Non-Core segment was closed on 1 July 2017 with RWAs of £23bn, below guidance of approximately £25bn as set out in the 2016 KPIs. With the closure of Non-Core we no longer have a Core and Non-Core distinction within the Group and hence the previous target of Group

RoTE to converge with Core RoTE has been updated. The Group is now targeting RoTE,

excluding litigation and conduct, of greater than 9% in 2019 and greater than 10% in 2020,

based on a Group CET1 ratio of c.13%.

Guidance for Group operating expenses, excluding litigation and conduct, is £13.6-13.9bn in

2019 and to have a cost: income ratio of below 60%.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to pages 181 to 183 for further information and calculations of non-IFRS performance measures included throughout this section, and the most directly comparable IFRS measures.

Definition	Why is it important and how the Group performed

CRD IV fully loaded CET1 ratio

Capital requirements are part of the regulatory framework governing how banks and depository institutions are supervised. Capital ratios express a bank’s capital as a percentage of its RWAs as defined by the PRA.

In the context of CRD IV, the fully loaded CET1 ratio is a measure of capital that is predominantly common equity as defined by the CRR.

The Group’s capital management objective is to maximise shareholder value by prudently managing the level and mix of its capital to: ensure the Group and all of its subsidiaries are appropriately capitalised relative to their regulatory minimum and stressed capital requirements, support the Group’s risk appetite, growth and strategic options, while seeking to maintain a robust credit proposition for the Group and its subsidiaries.

The Group’s CRD IV fully loaded CET1 ratio increased to 13.3% (2016: 12.4%), as RWAs decreased £53bn to £313bn and CET1 capital reduced to £41.6bn (2016: £45.2bn). The 90bps improvement was driven by organic capital generation from continuing operations, and the benefit of the proportional consolidation of BAGL and rundown of Non-Core, partially offset by adverse movements in reserves and the net impact of the re-measurement of US DTAs.

Group target: CET1 ratio target of 150-200bps above the expected end point regulatory minimum level, providing 450-500bps buffer to the Bank of England stress test systemic reference point.

13.3% CRD IV fully loaded CET1 ratio 2016: 12.4% 2015: 11.4%

164 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Definition	Why is it important and how the Group performed

Average UK leverage ratio

The ratio is calculated as the average fully loaded tier 1 capital divided by average UK leverage exposure. The average exposure measure excludes qualifying central bank claims.

The leverage ratio is non-risk based and is intended to act as a supplementary measure to the risk-based capital metrics such as the CET1 ratio.

The average UK leverage ratio increased to 4.9% (2016: 4.5%) driven by a decrease in average UK leverage exposure to £1,045bn (2016: £1,137bn), partially offset by a decrease in the average fully loaded tier 1 capital to £51.2bn (2016: £51.6bn).

Group target: maintaining the leverage ratio

above the expected end point minimum requirement.

4.9% Average UK leverage ratio 2016: 4.5% 2015: n/a

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

RoE for the Group decreased to (3.1%) (2016: 3.0%) reflecting an attributable loss of £1,922m (2016: profit of £1,623m).

(3.1%) Group RoE 2016: 3.0% 2015: (0.6%)

Return on average tangible shareholders’ equity

RoTE is calculated as profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit recorded in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non- controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

This measure indicates the return generated by the management of the business based on shareholders’ tangible equity. Achieving a target RoTE demonstrates the organisation’s ability to execute its strategy and align management’s interests with the shareholders’. RoTE lies at the heart of the Group’s capital allocation and performance management process.

RoTE for the Group was negative 3.6% (2016: positive 3.6%) reflecting an attributable loss of £1,922m (2016: profit of £1,623m), which included charges for litigation and conduct of £1,207m, a £1,090m impairment of Barclays’ holding in BAGL, a £1,435m loss on the sale of 33.7% of BAGL’s issued share capital and a one-off net charge of £901m due to the re-measurement of US DTAs in Q417.

RoTE for the Group excluding litigation and conduct, losses related to the sell down of BAGL and the re-measurement of US DTAs was 5.6%. Based on a CET1 ratio of 13% this would have been 5.5%.

Group target: Group RoTE, excluding litigation and conduct, of greater than 9% in 2019 and greater than 10% in 2020, based on a CET1 ratio of c.13%.

(3.6%) Group RoTE 2016: 3.6% 2015: (0.7%) 5.6% Group RoTE excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re- measurement of US DTAs
Operating expenses Total operating expenses.

Barclays views operating expenses as a key strategic area for banks; those who actively manage costs and control them effectively will gain a strong competitive advantage.

Operating expenses for the Group were £15.5bn (2016: £16.3bn). Excluding litigation and conduct charges, Group operating expenses were £14.2bn, in line with 2017 guidance.

Group target: operating expenses, excluding litigation and conduct, of £13.6-13.9bn in 2019.

£15.5bn Operating expenses 2016: £16.3bn 2015: £18.5bn £14.2bn Operating expenses excluding litigation and conduct 2016: £15.0bn 2015: £14.1bn
Cost: income ratio Operating expenses divided by total income.

This is a measure management uses to assess the productivity of the business operations. Restructuring the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a slower rate than income.

The Group cost: income ratio reduced to 73% (2016: 76%) driven by a 5% reduction in operating expenses, partially offset by a 2% reduction in total income. The reduction in operating expenses was primarily driven by lower Non-Core related operating expenses.

Group target: a cost: income ratio of below 60%.

73% Cost: income ratio 2016: 76% 2015: 84%

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 165

Financial review

Consolidated summary income statement

For the year ended 31 December	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Continuing operations
Net interest income	9,845	10,537	10,608	10,086	9,457
Net fee, commission and other income	11,231	10,914	11,432	11,677	14,587
Total income	21,076	21,451	22,040	21,763	24,044

Credit impairment charges and other provisions	(2,336)	(2,373)	(1,762)	(1,821)	(2,601)

Operating expenses excluding UK bank levy and litigation and conduct	(13,884)	(14,565)	(13,723)	(14,959)	(16,628)
UK bank levy	(365)	(410)	(426)	(418)	(462)
Litigation and conduct	(1,207)	(1,363)	(4,387)	(2,807)	(2,442)
Operating expenses	(15,456)	(16,338)	(18,536)	(18,184)	(19,532)

Other net income/(expenses)	257	490	(596)	(445)	(32)

Profit before tax	3,541	3,230	1,146	1,313	1,879
Tax charge	(2,240)	(993)	(1,149)	(1,121)	(1,251)
Profit/(loss) after tax in respect of continuing operations	1,301	2,237	(3)	192	628
(Loss)/profit after tax in respect of discontinued operation	(2,195)	591	626	653	669
Non-controlling interests in respect of continuing operations	(249)	(346)	(348)	(449)	(414)
Non-controlling interests in respect of discontinued operation	(140)	(402)	(324)	(320)	(343)
Other equity instrument holders[a]	(639)	(457)	(345)	(250)	–
Attributable (loss)/profit	(1,922)	1,623	(394)	(174)	540

Selected financial statistics
Basic (loss)/earnings per share[a]	(10.3p )	10.4p	(1.9p )	(0.7p )	3.8p
Diluted (loss)/earnings per share[a]	(10.1p )	10.3p	(1.9p )	(0.7p )	3.7p
Dividends per ordinary share	3.0p	4.5p	6.5p	6.5p	6.5p
Return on equity	(3.1% )	3.0%	(0.6% )	(0.2% )	1.0%
Return on average tangible shareholders’ equity[a]	(3.6% )	3.6%	(0.7% )	(0.3% )	1.2%

Note

a	The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

166 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Financial review

Income statement commentary

2017 compared to 2016

Profit before tax increased 10% to £3,541m driven by a 5% reduction in operating expenses, partially offset by a 2% reduction in income and lower other net income. Results were impacted by the appreciation of average USD and EUR against GBP of 5% and 7% respectively, compared to 2016, which positively impacted income and adversely affected impairment and operating expenses.

Following the closure of Barclays Non-Core on 1 July 2017, Group results for 2017 included a Barclays Non-Core loss before tax for the six months ended 30 June 2017 of £647m, compared to a loss before tax of £2,786m for the full year in 2016. From 1 July 2017, residual Barclays Non-Core assets and liabilities were reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office.

Total income decreased to £21,076m (2016: £21,451m) reflecting a £613m decrease in Barclays International and a £262m reduction in Head Office, partially offset by a reduction in losses related to Non-Core.

Credit impairment charges were broadly stable at £2,336m (2016: £2,373m) and reflected a charge of £168m in 2017 relating to deferred consideration from an asset sale in US Cards, and the non-recurrence of a £320m charge in 2016 following the management review of the UK and US cards portfolio impairment modelling. Impairment increased in Barclays International driven by an increase in underlying delinquency trends and business growth in US Cards. The Group loan loss rate increased 4bps to 57bps.

Operating expenses reduced 5% to £15,456m driven primarily by lower Non-Core related operating expenses. Excluding litigation and conduct charges, Group operating expenses were £14.2bn, in line with 2017 guidance.

Other net income of £257m (2016: £490m) primarily reflected a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan.

The effective tax rate on profit before tax increased to 63.3% (2016: 30.7%) principally due to a one-off tax charge of £1,177m due to the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act, partially offset by an unrelated £276m increase in US DTAs due to a re-measurement of Barclays Bank PLC’s US branch DTAs.

Loss after tax in respect of the Africa Banking discontinued operation of £2,195m included a £1,090m impairment of Barclays’ holding in BAGL and a £1,435m loss on the sale of 33.7% of BAGL’s issued share capital, primarily due to recycling of currency translation reserve losses to the income statement on accounting deconsolidation.

RoE was negative 3.1% (2016: positive 3.0%). RoTE was negative 3.6% (2016: positive 3.6%) and basic loss per share was 10.3p (2016: earnings per share of 10.4p). Excluding litigation and conduct, losses related to the sell down of BAGL and the one-off net charge due to the re-measurement of US DTAs, RoTE was 5.6% and earnings per share was 16.2p.

2016 compared to 2015

Profit before tax increased to £3,230m (2015: £1,146m). The Group performance reflected good operational performance in Barclays UK and Barclays International while being impacted by the Non-Core loss before tax of £2,786m (2015: £2,603m) driven by the accelerated rundown of Non-Core and provisions for UK customer redress of £1,000m (2015: £2,772m). The appreciation of average USD and EUR against GBP positively impacted income and adversely affected impairment and operating expenses.

Total income decreased 3% to £21,451m as Non-Core income reduced £1,776m to a net expense of £1,164m due to the acceleration of the Non-Core rundown, while Barclays International income increased 9% to £14,995m, with growth in both CIB and Consumer, Cards and Payments, and Barclays UK income increased 2% to £7,517m.

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

RoE was positive 3.0% (2015: negative 0.6%). RoTE was positive 3.6% (2015: negative 0.7%) and basic earnings per share was 10.4p (2015: loss per share of 1.9p).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 167

Financial review

Consolidated summary balance sheet

As at 31 December	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Assets
Cash and balances at central banks	171,082	102,353	49,711	39,695	45,687
Items in the course of collection from other banks	2,153	1,467	1,011	1,210	1,282
Trading portfolio assets	113,760	80,240	77,348	114,717	133,069
Financial assets designated at fair value	116,281	78,608	76,830	38,300	38,968
Derivative financial instruments	237,669	346,626	327,709	439,909	350,300
Financial investments	58,916	63,317	90,267	86,066	91,756
Loans and advances to banks	35,663	43,251	41,349	42,111	39,422
Loans and advances to customers	365,552	392,784	399,217	427,767	434,237
Reverse repurchase agreements and other similar secured lending	12,546	13,454	28,187	131,753	186,779
Assets included in disposal groups classified as held for sale	1,193	71,454	7,364	–	–
Other assets	18,433	19,572	21,019	36,378	22,128
Total assets	1,133,248	1,213,126	1,120,012	1,357,906	1,343,628
Liabilities
Deposits from banks	37,723	48,214	47,080	58,390	55,615
Items in the course of collection due to other banks	446	636	1,013	1,177	1,359
Customer accounts	429,121	423,178	418,242	427,704	431,998
Trading portfolio liabilities	37,351	34,687	33,967	45,124	53,464
Financial liabilities designated at fair value	173,718	96,031	91,745	56,972	64,796
Derivative financial instruments	238,345	340,487	324,252	439,320	347,118
Debt securities in issue[a]	73,314	75,932	69,150	86,099	86,693
Subordinated liabilities	23,826	23,383	21,467	21,153	21,695
Repurchase agreements and other similar secured borrowings	40,338	19,760	25,035	124,479	196,748
Liabilities included in disposal groups classified as held for sale	–	65,292	5,997	–	–
Other liabilities	13,050	14,161	16,200	31,530	20,193
Total liabilities	1,067,232	1,141,761	1,054,148	1,291,948	1,279,679
Equity
Called up share capital and share premium	22,045	21,842	21,586	20,809	19,887
Other equity instruments	8,941	6,449	5,305	4,322	2,063
Other reserves	5,383	6,051	1,898	2,724	249
Retained earnings	27,536	30,531	31,021	31,712	33,186
Total equity excluding non-controlling interests	63,905	64,873	59,810	59,567	55,385
Non-controlling interests	2,111	6,492	6,054	6,391	8,564
Total equity	66,016	71,365	65,864	65,958	63,949
Total liabilities and equity	1,133,248	1,213,126	1,120,012	1,357,906	1,343,628

Net asset value per ordinary share	322p	344p	324p	335p	331p
Tangible net asset value per share	276p	290p	275p	285p	283p
Number of ordinary shares of Barclays PLC (in millions)	17,060	16,963	16,805	16,498	16,113

Year-end US dollar exchange rate	1.35	1.23	1.48	1.56	1.65
Year-end Euro exchange rate	1.13	1.17	1.36	1.28	1.20
Note

a	Debt securities in issue include covered bonds of £8.5bn (2016: £12.4bn).

168 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Financial review

Balance sheet commentary

Total assets

Total assets decreased £80bn to £1,133bn.

Cash and balances at central banks and items in the course of collection from other banks increased £69bn to £173bn, as the cash contribution to the Group liquidity pool was increased.

Trading portfolio assets increased £34bn to £114bn due to increased activity.

Financial assets designated at fair value increased £38bn to £116bn primarily due to increased reverse repurchase agreements to fund trading activity.

Derivative financial instrument assets decreased £109bn to £238bn which is consistent with the movement in derivative financial instrument liabilities. The decrease reflects the portfolio rundown of Barclays Non-Core, the adoption of daily settlements under the Chicago Mercantile Exchange (CME), an increase in major interest rate forward curves and the depreciation of period end USD against GBP.

Financial investments decreased £4bn to £59bn due to a decrease in government bonds held in the liquidity pool.

Total loans and advances decreased £35bn to £401bn which comprised of a lending reduction of £22bn and a net decrease of £13bn in settlement and cash collateral balances.

Assets included in disposal groups classified as held for sale decreased £70bn to £1bn driven by the disposal of BAGL and the French retail business.

Total liabilities

Total liabilities decreased £75bn to £1,067bn.

Deposits from banks decreased £10bn to £38bn driven by a £7bn decrease due to lower cash collateral and a decrease in central bank funding.

Customer accounts increased £6bn to £429bn driven by a £5bn increase due to increased funding requirements to fund the liquidity pool assets and a £14bn increase in deposits. These were partially offset by a £5bn reduction in cash collateral balances and a £7bn reduction in prime brokerage balances.

Repurchase agreements and other similar secured borrowing increased £21bn to £40bn. This was primarily due to £10bn of new USD trades and other similar secured lending.

Derivative financial instruments decreased £102bn to £238bn in line with the decrease in derivative financial instrument assets.

Liabilities included in disposal groups classified as held for sale decreased £65bn to £nil driven by the disposal of BAGL and the French retail business.

Financial liabilities designated at fair value increased £78bn to £174bn. During the period, repurchase agreements designated at fair value have increased £71bn and debt securities by £7bn.

Total shareholders’ equity

Total shareholders’ equity decreased £5.3bn to £66.0bn.

Share capital and share premium increased £0.2bn to £22.0bn due to the issuance of shares under employee share schemes and the Barclays PLC scrip dividend programme.

Other equity instruments increased £2.5bn to £8.9bn primarily due to the issuance of equity accounted AT1 securities.

The available for sale reserve increased £0.4bn to £0.3bn. The reserve movement is driven by fair value movements on available for sale investments.

Cash flow hedging reserve has decreased £0.9bn to £1.2bn driven by a £0.6bn decrease in the fair value of interest rate swaps held for hedging purposes as forward interest rates increased and £0.6bn due to gains recycled to the income statement, offset by a £0.3bn tax charge.

The currency translation reserve remained flat at £3.1bn which principally reflected the depreciation of period end USD against GBP, offset by a £1.6bn net loss from recycling of the currency translation reserve to the income statement. This included a £1.4bn recycling of the currency translation reserve associated with the disposal of BAGL.

Non-controlling interests decreased £4.4bn to £2.1bn, driven by a £3.4bn reduction due to the disposal of BAGL and £0.9bn relating to the redemption of preference shares.

Net asset value per share decreased to 322p (2016: 344p). Tangible net asset value per share decreased to 276p (2016: 290p) as profit before tax was more than offset by the net impact of the re-measurement of US DTAs in Q417 and adverse movements across reserves.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 169

Financial review

Analysis of results by business

Barclays UK

	2017 £m	2016 £m	2015 £m
Income statement information
Net interest income	6,086	6,048	5,973
Net fee, commission and other income	1,297	1,469	1,370
Total income	7,383	7,517	7,343
Credit impairment charges and other provisions	(783)	(896)	(706)
Net operating income	6,600	6,621	6,637
Operating expenses excluding UK bank levy and litigation and conduct	(4,030)	(3,792)	(3,464)
UK bank levy	(59)	(48)	(77)
Litigation and conduct	(759)	(1,042)	(2,511)
Operating expenses	(4,848)	(4,882)	(6,052)
Other net expenses	(5)	(1)	–
Profit before tax	1,747	1,738	585
Attributable profit/(loss)	853	828	(47)

Balance sheet information
Loans and advances to customers at amortised cost	£183.8bn	£166.4bn	£166.1bn
Total assets	£237.4bn	£209.6bn	£202.5bn
Customer deposits	£193.4bn	£189.0bn	£176.8bn
Loan: deposit ratio	95%	88%	94%
Risk weighted assets	£70.9bn	£67.5bn	£69.5bn

Key facts
Average LTV of mortgage portfolio[a]	48%	48%	49%
Average LTV of new mortgage lending[a]	64%	63%	64%
Number of branches	1,208	1,305	1,362
Mobile banking active customers	6.4m	5.4m	4.5m
30 day arrears rate – Barclaycard Consumer UK	1.8%	1.9%	2.3%
Number of employees (full time equivalent)[b]	22,800	36,000	38,800

Performance measures
Return on equity	6.6%	6.4%	(0.2% )
Average allocated equity	£13.6bn	£13.4bn	£13.7bn
Return on average allocated tangible equity	9.8%	9.6%	(0.3% )
Average allocated tangible equity	£9.1bn	£8.9bn	£9.3bn
Cost: income ratio	66%	65%	82%
Loan loss rate (bps)	42	52	42
Net interest margin	3.49%	3.62%	3.56%

Notes

a	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.
b	As a result of the establishment of the Group Service Company in September 2017, employees who are now employed by the Group Service Company and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.

170 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Analysis of Barclays UK
	2017 £m	2016 £m	2015 £m
Analysis of total income
Personal Banking	3,823	3,891	3,714
Barclaycard Consumer UK	1,977	2,022	2,065
Wealth, Entrepreneurs & Business Banking	1,583	1,604	1,564
Total income	7,383	7,517	7,343

Analysis of credit impairment charges and other provisions
Personal Banking	(222)	(183)	(194)
Barclaycard Consumer UK	(541)	(683)	(488)
Wealth, Entrepreneurs & Business Banking	(20)	(30)	(24)
Total credit impairment charges and other provisions	(783)	(896)	(706)

Analysis of loans and advances to customers at amortised cost
Personal Banking	£139.8bn	£135.0bn	£134.0bn
Barclaycard Consumer UK	£16.4bn	£16.5bn	£16.2bn
Wealth, Entrepreneurs & Business Banking[a]	£27.6bn	£14.9bn	£15.9bn
Total loans and advances to customers at amortised cost	£183.8bn	£166.4bn	£166.1bn

Analysis of customer deposits
Personal Banking	£141.1bn	£139.3bn	£131.0bn
Barclaycard Consumer UK	–	–	–
Wealth, Entrepreneurs & Business Banking	£52.3bn	£49.7bn	£45.8bn
Total customer deposits	£193.4bn	£189.0bn	£176.8bn

Note

a	Includes the integration of the ESHLA portfolio at amortised cost from Barclays Non-Core.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 171

Financial review

Analysis of results by business

2017 compared to 2016

Profit before tax increased 1% to £1,747m as lower PPI charges of £700m (2016: £1,000m) and a reduction in credit impairment charges were partially offset by the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited in 2016, higher costs of setting up the ring-fenced bank and increased investment, primarily in cyber resilience, digital and technology.

Total income decreased 2% to £7,383m, of which £151m reflected the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited in 2016.

Personal Banking income decreased 2% to £3,823m driven by the non-recurrence of the Visa gain and the impact of the UK base rate reduction in 2016, partially offset by deposit pricing initiatives, growth in balances and an update to EIR modelling. Barclaycard Consumer UK income decreased 2% to £1,977m reflecting a provision for remediation in H217. Wealth, Entrepreneurs & Business Banking (WEBB) income decreased 1% to £1,583m driven by the non-recurrence of the Visa gain, partially offset by growth in balances.

Net interest income increased 1% to £6,086m due to deposit pricing initiatives and growth in loans and advances to customers and deposits, partially offset by the impact of the UK base rate reduction in 2016. Net interest margin decreased 13bps to 3.49% reflecting the integration of the Education, Social Housing and Local Authority (ESHLA) portfolio from Non-Core on 1 July 2017. Net fee, commission and other income decreased 12% to £1,297m driven by the non-recurrence of the Visa gain.

Credit impairment charges decreased 13% to £783m principally reflecting the non-recurrence of a £200m charge in 2016 following the management review of the cards portfolio impairment modelling, partially offset by higher charges in Barclaycard Consumer UK and Personal Banking.

Operating expenses decreased 1% to £4,848m due to lower charges for PPI of £700m (2016: £1,000m), partially offset by the costs of setting up the ring-fenced bank and increased investment, primarily in cyber resilience, digital and technology. The cost: income ratio was 66% (2016: 65%).

Loans and advances to customers increased 10% to £183.8bn and total assets increased 13% to £237.4bn, reflecting the integration of the ESHLA portfolio from Non-Core into WEBB on 1 July 2017 and mortgage growth in Personal Banking in H217.

Customer deposits increased 2% to £193.4bn due to deposit growth, partially offset by the realignment of clients between Barclays UK and Barclays International in preparation for structural reform.

RWAs increased to £70.9bn (December 2016: £67.5bn) reflecting the integration of the ESHLA portfolio.

2016 compared to 2015

Profit before tax increased £1,153m to £1,738m reflecting lower provisions for UK customer redress and a reduction in operating expenses. This was partially offset by an increase in credit impairment charges following the management review of the cards portfolio impairment modelling.

Total income, including a gain on disposal of Barclays’ share of Visa Europe Limited recognised in Personal Banking and WEBB, increased 2% to £7,517m.

Personal Banking income increased 5% to £3,891m driven by the gain on disposal of Barclays’ share of Visa Europe Limited, improved deposit margins and balance growth, partially offset by lower mortgage margins. Barclaycard Consumer UK income decreased 2% to £2,022m primarily as a result of the European Interchange Fee Regulation, which came into full effect from December 2015, offset by balance growth and gains from debt sales. WEBB income increased 3% to £1,604m reflecting the gain on disposal of Barclays’ share of Visa Europe Limited, improved margins and deposit growth, partially offset by reduced transactional fee income.

Net interest income increased 1% to £6,048m due to balance growth and deposit pricing initiatives, partially offset by lower mortgage margins. Net interest margin increased 6bps to 3.62% reflecting higher margins on deposits, partially offset by lower mortgage margins. Net fee, commission and other income increased 7% to £1,469m due to the gain on disposal of Barclays’ share of Visa Europe Limited, partially offset by the impact of the European Interchange Fee Regulation in Barclaycard Consumer UK, which came into full effect from December 2015, and reduced fee and commission income in WEBB.

Credit impairment charges increased 27% to £896m due to a £200m charge in Q316 following the management review of the cards portfolio impairment modelling. The 30 day and 90 day arrears rates on the cards portfolio improved year on year to 1.9% (2015: 2.3%) and 0.9% (2015: 1.2%) respectively.

Operating expenses reduced 19% to £4,882m reflecting lower provisions for UK customer redress, savings realised from strategic cost programmes, relating to restructuring of the branch network and technology improvements, partially offset by structural reform programme implementation costs.

The cost: income ratio was 65% (2015: 82%), RoE was 6.4% (2015: negative 0.2%) and RoTE was 9.6% (2015: (0.3%)).

Loans and advances to customers were stable at £166.4bn (December 2015: £166.1bn).

Total assets increased £7.1bn to £209.6bn primarily reflecting an increase in the allocated liquidity pool.

Customer deposits increased 7% to £189.0bn primarily driven by higher balances in Personal Banking and WEBB.

RWAs reduced £2.0bn to £67.5bn primarily driven by changes in the mortgages credit risk model.

172 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays International

	2017 £m	2016 £m	2015 £m
Income statement information
Net interest income	4,307	4,512	4,324
Net trading income	3,971	4,580	3,782
Net fee, commission and other income	6,104	5,903	5,641
Total income	14,382	14,995	13,747
Credit impairment charges and other provisions	(1,506)	(1,355)	(922)
Net operating income	12,876	13,640	12,825
Operating expenses excluding UK bank levy and litigation and conduct	(9,321)	(9,129)	(8,029)
UK bank levy	(265)	(284)	(253)
Litigation and conduct	(269)	(48)	(1,310)
Operating expenses	(9,855)	(9,461)	(9,592)
Other net income	254	32	45
Profit before tax	3,275	4,211	3,278
Attributable profit	847	2,412	1,758

Balance sheet information
Loans and advances to banks and customers at amortised cost[a]	£198.7bn	£211.3bn	£184.1bn
Trading portfolio assets	£113.0bn	£73.2bn	£61.9bn
Derivative financial instrument assets	£236.2bn	£156.2bn	£111.5bn
Derivative financial instrument liabilities	£237.8bn	£160.6bn	£119.0bn
Reverse repurchase agreements and other similar secured lending	£12.4bn	£13.4bn	£24.7bn
Financial assets designated at fair value	£104.1bn	£62.3bn	£46.8bn
Total assets	£856.1bn	£648.5bn	£532.2bn
Customer deposits[b]	£225.1bn	£216.2bn	£185.6bn
Loan: deposit ratio[c]	62%	78%	80%
Risk weighted assets	£210.3bn	£212.7bn	£194.8bn

Key facts
Number of employees (full time equivalent)[d]	11,500	36,900	39,100

Performance measures
Return on equity	3.2%	8.8%	6.6%
Average allocated equity	£30.5bn	£28.2bn	£27.1bn
Return on average allocated tangible equity	3.4%	9.8%	7.2%
Average allocated tangible equity	£28.1bn	£25.5bn	£24.9bn
Cost: income ratio	69%	63%	70%
Loan loss rate (bps)	75	63	49
Net interest margin	4.16%	3.98%	3.80%

Notes

a	As at 31 December 2017 loans and advances included £170.4bn (December 2016: £185.9bn) of loans and advances to customers (including settlement balances of £15.7bn (December 2016: £19.5bn) and cash collateral of £35.9bn (December 2016: £30.1bn)), and £28.3bn (December 2016: £25.4bn) of loans and advances to banks (including settlement balances of £2.3bn (December 2016: £1.7bn) and cash collateral of £18.0bn (December 2016: £6.3bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £38.6bn (December 2016: £39.7bn).
b	As at 31 December 2017 customer deposits included settlement balances of £15.2bn (December 2016: £16.6bn) and cash collateral of £27.3bn (December 2016: £20.8bn).
c	Loan: deposit ratio excludes investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.
d	As a result of the establishment of the Group Service Company in September 2017, employees who are now employed by the Group Service Company and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 173

Financial review

Analysis of results by business

Analysis of Barclays International
Corporate and Investment Bank	2017 £m	2016 £m	2015 £m
Income statement information
Macro	1,634	2,304	2,108
Credit	1,241	1,185	824
Equities	1,629	1,790	1,912
Markets	4,504	5,279	4,844
Banking fees	2,612	2,397	2,087
Corporate lending	1,093	1,195	1,361
Transaction banking	1,629	1,657	1,663
Banking	5,334	5,249	5,111
Other	40	5	495
Total income	9,878	10,533	10,450
Credit impairment charges and other provisions	(213)	(260)	(199)
Operating expenses	(7,742)	(7,624)	(7,929)
Other net income	133	1	–
Profit before tax	2,056	2,650	2,322

Balance sheet information
Loans and advances to banks and customers at amortised cost	£160.1bn	£171.6bn	£152.0bn
Customer deposits	£165.9bn	£166.2bn	£143.8bn
Risk weighted assets	£176.2bn	£178.6bn	£167.3bn

Performance measures
Return on equty	1.1%	5.8%	5.1%
Average allocated equity	£24.9bn	£23.2bn	£23.1bn
Return on average allocated tangible equity	1.1%	6.1%	5.4%
Average allocated tangible equity	£24.0bn	£21.9bn	£21.9bn

Consumer, Cards and Payments
Income statement information
Total income	4,504	4,462	3,297
Credit impairment charges and other provisions	(1,293)	(1,095)	(723)
Operating expenses	(2,113)	(1,837)	(1,663)
Other net income	121	31	45
Profit before tax	1,219	1,561	956

Balance sheet information
Loans and advances to banks and customers at amortised cost	£38.6bn	£39.7bn	£32.1bn
Customer deposits	£59.2bn	£50.0bn	£41.8bn
Risk weighted assets	£34.1bn	£34.1bn	£27.5bn

Key facts
30 day arrears rate – Barclaycard US	2.6%	2.6%	2.2%
Total number of Barclaycard business clients	366,000	355,000	341,000
Value of payments processed	£322bn	£296bn	£271bn

Performance measures
Return on equity	12.5%	23.1%	15.3%
Average allocated equity	£5.6bn	£5.0bn	£4.0bn
Return on average allocated tangible equity	16.7%	31.4%	20.2%
Average allocated tangible equity	£4.2bn	£3.6bn	£3.0bn

174 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

2017 compared to 2016

Profit before tax decreased 22% to £3,275 driven by a 4% decrease in total income, an 11% increase in credit impairment charges and a 4% increase in operating expenses.

Total income decreased 4% to £14,382m, including the 5% appreciation of average USD and the 7% appreciation of average EUR against GBP, as CIB income decreased 6% to £9,878m, partially offset by a 1% increase in Consumer, Cards and Payments income to £4,504m.

Markets income decreased 15% to £4,504m. Macro income decreased 29% to £1,634m driven by lower market volatility in rates, the exit of the energy-related commodities business and the integration of Non-Core assets on 1 July 2017. Credit income increased 5% to £1,241m due to improved performance in municipals. Equities income decreased 9% to £1,629m driven by US equity derivatives as a result of lower market volatility, partially offset by improved performance in equity financing.

Banking income increased 2% to £5,334m. Banking fee income increased 9% to £2,612m due to higher debt and equity underwriting fees, with fee share gains in banking overall and debt underwriting. Corporate lending declined 9% to £1,093m driven by lower lending balances due to the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform and the reallocation of RWAs within CIB, as well as the non-recurrence of prior year treasury gains and lower work-out gains. Transaction banking declined 2% to £1,629m driven by lower trade balances and the non-recurrence of prior year treasury gains, partially offset by higher average deposit balances.

Consumer, Cards and Payments income increased 1% to £4,504m driven by continued business growth, a gain of £192m relating to the Q117 asset sale in US Cards and a valuation gain on Barclays’ preference shares in Visa Inc. of £74m, partially offset by the non-recurrence of the £464m gain on the disposal of Barclays’ share of Visa Europe Limited in 2016.

Credit impairment charges increased 11% to £1,506m, including the appreciation of average USD and EUR against GBP. CIB credit impairment charges decreased 18% to £213m primarily due to the non-recurrence of oil and gas single name charges in 2016, offset by a single name charge in 2017. Consumer, Cards and Payments credit impairment charges increased 18% to £1,293m primarily due to a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US Cards, an increase in underlying delinquency trends and business growth in US Cards. This was partially offset by the non-recurrence of a £120m charge in 2016 following the management review of the cards portfolio impairment modelling. The 30 and 90 day arrears rates within US Cards were stable at 2.6% (December 2016: 2.6%) and 1.3% (December 2016: 1.3%) respectively, including a benefit from the Q117 asset sale in US Cards.

Operating expenses increased 4% to £9,855m, including the appreciation of average USD and EUR against GBP. CIB operating expenses increased 2% to £7,742m reflecting a provision of £240m in respect of Foreign Exchange matters recognised in Q417, continued investment in technology, partially offset by lower restructuring charges and the reduced impact of the change in compensation awards introduced in Q416. Consumer, Cards and Payments increased 15% to £2,113m including continued growth and investment, primarily within the US Cards and merchant acquiring businesses.

Other net income increased to £254m (2016: £32m) due to a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan.

Attributable profit reduced to £847m (2016: £2,412m) including the net tax charge due to the re-measurement of US DTAs in Q417.

Loans and advances to banks and customers at amortised cost decreased £12.6bn to £198.7bn with CIB decreasing £11.5bn to £160.1bn due to a reduction in lending. Consumer, Cards and Payments decreased £1.1bn to £38.6bn due to the depreciation of period end USD against GBP, partially offset by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform.

Trading portfolio assets increased £39.8bn to £113.0bn due to increased activity.

Derivative financial instrument assets and liabilities increased £80.0bn to £236.2bn and £77.2bn to £237.8bn respectively, reflecting the integration of balances from Non-Core on 1 July 2017, partially offset by adoption of daily settlements under the CME, an increase in major interest rate forward curves and the depreciation of period end USD against GBP.

Financial assets designated at fair value increased £41.8bn to £104.1bn primarily due to increased reverse repurchase agreements activity.

Customer deposits increased £8.9bn to £225.1bn, with Consumer, Cards and Payments increasing £9.2bn to £59.2bn driven by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform.

RWAs decreased £2.4bn to £210.3bn due to the net impact of the re-measurement of US DTAs and the depreciation of period end USD against GBP, partially offset by increased trading portfolio and securities financing transaction volumes.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 175

Financial review

Analysis of results by business

2016 compared to 2015

Profit before tax increased 28% to £4,211m due to the gain on disposal of Barclays’ share of Visa Europe Limited and a 1% decrease in total operating expenses, partially offset by a 47% increase in impairment.

Total income increased 9% to £14,995m, including the appreciation of average USD and EUR against GBP, with Consumer, Cards and Payments income increasing 35% to £4,462m and CIB income increasing 1% to £10,533m.

Markets income increased 9% to £5,279m. Credit income increased 44% to £1,185m driven by strong performance in fixed income flow credit which benefited from increased market volatility and client demand. Equities income decreased 6% to £1,790m with lower client activity in Asia and the simplification of the EMEA business, partially offset by improved performance in cash, derivatives and financing in H216. Macro income increased 9% to £2,304m driven by increased activity post the EU referendum decision and US elections.

Banking income increased 3% to £5,249m. Banking fees income increased 15% to £2,397m driven by higher debt underwriting and advisory fees, partially offset by lower equity underwriting fees. Corporate lending reduced 12% to £1,195m due to losses on fair value hedges and the non-recurrence of one-off work-out gains recognised in Q215. Transaction banking was broadly flat at £1,657m (2015: £1,663m) as income from higher deposit balances was offset by margin compression.

Consumer, Cards and Payments income increased 35% to £4,462m driven by the £464m gain on disposal of Barclays’ share of Visa Europe Limited, growth across all key businesses and the appreciation of average USD and EUR against GBP.

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

Operating expenses decreased 1% to £9,461m. CIB decreased 4% to £7,624m reflecting lower litigation and conduct costs. This was partially offset by the appreciation of average USD against GBP, an additional charge in Q416 relating to the 2016 compensation awards, higher restructuring costs, £150m of which related to reducing the real estate footprint in Q316, and higher structural reform programme implementation costs including those relating to the incorporation of the US IHC on 1 July 2016. Consumer, Cards and Payments increased 10% to £1,837m due to continued business growth and the appreciation of average USD and EUR against GBP, partially offset by lower restructuring costs.

The cost: income ratio was 63% (2015: 70%), RoE was 8.8% (2015: 6.6%) and RoTE was 9.8% (2015: 7.2%).

Loans and advances to banks and customers at amortised cost increased £27.2bn to £211.3bn with CIB increasing £19.6bn to £171.6bn due to increased lending and cash collateral and the appreciation of USD and EUR against GBP. Consumer, Cards and Payments increased £7.6bn to £39.7bn driven by appreciation of USD and EUR against GBP and growth in Barclaycard US, including the acquisition of the JetBlue credit card portfolio.

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

Customer deposits increased £30.6bn to £216.2bn, with CIB increasing £22.4bn to £166.2bn primarily driven by increases in deposits cash collateral and the appreciation of USD and EUR against GBP. Consumer, Cards and Payments increased £8.2bn to £50.0bn driven by balance growth in Barclaycard US and Private Banking, and the appreciation of USD and EUR against GBP.

RWAs increased £17.9bn to £212.7bn, due to the appreciation of USD against GBP, and business growth, including the acquisition of the JetBlue credit card portfolio in Consumer, Cards and Payments.

176 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Head Office

	2017 £m	2016 £m	2015 £m
Income statement information
Net interest income	(435)	(183)	(305)
Net fee, commission and other income[a]	276	286	643
Total income	(159)	103	338
Credit impairment charges and other provisions	(17)	–	–
Net operating (expenses)/income	(176)	103	338
Operating expenses excluding UK bank levy and litigation and conduct	(277)	(135)	(272)
UK bank levy	(41)	(2)	(8)
Litigation and conduct	(151)	(27)	(66)
Operating expenses	(469)	(164)	(346)
Other net (expenses)/income	(189)	128	(106)
(Loss)/profit before tax	(834)	67	(114)
Attributable (loss)/profit	(868)	110	11

Balance sheet information
Total assets	£39.7bn	£75.2bn	£59.4bn
Risk weighted assets[b]	£31.8bn	£53.3bn	£39.7bn

Key facts
Number of employees (full time equivalent)[c]	45,600	100	100

Performance measures
Average allocated equity	£10.6bn	£8.0bn	£3.9bn
Average allocated tangible equity (£bn)	£9.3bn	£6.5bn	£2.6bn

Notes

a	Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is now recognised in other comprehensive income. The comparative figures for net fee, commission and other income include own credit.
b	Includes Africa Banking RWAs of £6.4bn (December 2016: £42.3bn).
c	As a result of the establishment of the Group Service Company in September 2017, employees who are now employed by the Group Service Company and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.

2017 compared to 2016

Loss before tax was £834m (2016: profit of £67m).

Total income reduced to an expense of £159m (2016: income of £103m) primarily due to lower net income from treasury operations.

Operating expenses increased to £469m (2016: £164m) due to costs associated with Non-Core assets and businesses, which were integrated on 1 July 2017, and increased litigation and conduct costs, including a settlement to resolve the civil action brought by the US Federal Energy Regulatory Commission’s Office of Enforcement and provisions for other legacy redress.

Other net expenses were £189m (2016: income of £128m) driven by an expense of £180m on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt. 2016 included a gain due to recycling of the currency translation reserve on disposal of the Southern European cards business.

Total assets decreased to £39.7bn (December 2016: £75.2bn) primarily due to the accounting deconsolidation of BAGL, which accounted for £65bn of total assets on deconsolidation from the Barclays Group. This was partially offset by the integration of Non-Core assets on 1 July 2017, of which c.£9bn related to Italian mortgages.

RWAs decreased to £31.8bn (December 2016: £53.3bn) reflecting a £31.1bn reduction as a result of the proportional consolidation of BAGL, partially offset by the integration of Non-Core assets.

2016 compared to 2015

Profit before tax was £67m (2015: loss of £114m).

Net operating income decreased 70% to £103m due to an own credit charge of £35m (2015: gain of £430m), partially offset by changes in net income from treasury operations.

Operating expenses reduced 53% to £164m primarily due to a reduction in structural reform implementation costs now allocated to the businesses and a reduction in litigation and conduct costs.

Other net income increased to £128m (2015: expense of £106m) primarily due to recycling of the currency translation reserve on the disposal of the Southern European cards business. The 2015 expense included losses on sale relating to legacy businesses.

Total assets increased £15.8bn to £75.2bn primarily driven by the appreciation of ZAR against GBP.

RWAs increased £13.6bn to £53.3bn primarily driven by the appreciation of ZAR against GBP and the reallocation of operational risk RWAs from Non-Core associated with exited businesses and assets.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 177

Financial review

Analysis of results by business

Barclays Non-Core

	2017[a] £m	2016 £m	2015 £m
Income statement information
Net interest income	(112)	160	615
Net trading income	(488)	(1,703)	(706)
Net fee, commission and other income	70	379	703
Total income	(530)	(1,164)	612
Credit impairment charges and other provisions	(30)	(122)	(134)
Net operating (expenses)/income	(560)	(1,286)	478
Operating expenses excluding UK bank levy and litigation and conduct	(256)	(1,509)	(1,958)
UK bank levy	–	(76)	(88)
Litigation and conduct	(28)	(246)	(500)
Operating expenses	(284)	(1,831)	(2,546)
Other net income/(expenses)	197	331	(535)
Loss before tax	(647)	(2,786)	(2,603)
Attributable loss	(419)	(1,916)	(2,418)

Balance sheet information
Loans and advances to banks and customers at amortised cost	–	£51.1bn	£51.8bn
Derivative financial instrument assets	–	£188.7bn	£213.7bn
Derivative financial instrument liabilities	–	£178.6bn	£202.1bn
Reverse repurchase agreements and other similar secured lending	–	£0.1bn	£3.1bn
Financial assets designated at fair value	–	£14.5bn	£21.4bn
Total assets	–	£279.7bn	£325.8bn
Customer deposits	–	£12.5bn	£20.9bn
Risk weighted assets	–	£32.1bn	£54.3bn

Key facts
Number of employees (full time equivalent)	–	5,500	9,900

Note

a	Represents financial results for the six months ended 30 June 2017.

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office.

Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Group’s results for the year ended

31 December 2017.

178 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Discontinued Operation: Africa Banking

	2017[a] £m	2016 £m	2015 £m
Income statement information
Net interest income	1,024	2,169	1,950
Net fee, commission and other income	762	1,577	1,464
Total income	1,786	3,746	3,414
Credit impairment charges and other provisions	(177)	(445)	(353)
Net operating income	1,609	3,301	3,061
Operating expenses excluding UK bank levy and impairment of Barclays’ holding in BAGL	(1,130)	(2,345)	(2,091)
UK bank levy	–	(65)	(50)
Other net income excluding loss on sale of BAGL	5	6	7
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	484	897	927
Impairment of Barclays’ holding in BAGL	(1,090)	–	–
Loss on sale of BAGL	(1,435)	–	–
(Loss)/profit before tax	(2,041)	897	927
Tax charge	(154)	(306)	(301)
(Loss)/profit after tax	(2,195)	591	626
Attributable (loss)/profit	(2,335)	189	302

Balance sheet information
Total assets	–	£65.1bn	£47.9bn
Risk weighted assets	–	£42.3bn	£31.7bn

Key facts
Number of employees (full time equivalent)	–	40,800	41,500

Note

a	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

On 1 March 2016, Barclays announced its intention to reduce the Group’s 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group’s interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL’s issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. At this time, Barclays’ holding in BAGL technically met the requirements to be treated as an Associate. However, following a revision of its governance rights in July 2017 and the difference being immaterial, the holding was treated as an AFS asset from the transaction date.

In Q317 Barclays contributed 1.5% of BAGL’s ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL’s issued share capital. The retained investment is reported as an AFS asset in the Head Office segment, with Barclays’ share of BAGL’s dividend recognised in the Head Office income statement.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis based on a holding of 14.9% as at Q417. Subject to regulatory approval, Barclays expects to fully deconsolidate BAGL from a regulatory perspective by the end of 2018.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 179

Financial review

Analysis of results by business

Margins analysis

Total Barclays UK and Barclays International net interest income increased 1% to £10.4bn due to an increase in average customer assets to £278.5bn (2016: £274.6bn) with growth in Barclays UK, partially offset by a reduction in Barclays International.

Net interest margin decreased 2bps to 3.74% primarily reflecting the integration of ESHLA loans from Non-Core on 1 July 2017 into Barclays UK, partially offset by broadly stable net interest income in Barclays International, despite reducing average customer assets. Group net interest income decreased to

£9.8bn (2016: £10.5bn) including net structural hedge contributions of £1.3bn (2016: £1.5bn).

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

	Year ended 31 December 2017			Year ended 31 December 2016
	Net interest income £m	Average customer assets £m	Net interest margin %	Net interest income £m	Average customer assets £m	Net interest margin %
Barclays UK	6,086	174,484	3.49	6,048	167,233	3.62
Barclays International[a]	4,326	104,039	4.16	4,275	107,333	3.98
Total Barclays UK and Barclays International	10,412	278,523	3.74	10,323	274,566	3.76
Other[b]	(567)			214
Total net interest income	9,845			10,537

Notes

a	Barclays International margins include interest earning lending balances within the investment banking business.
b	Other includes Head Office and non-lending related investment banking balances. Barclays Non-Core is included for the full comparative period and the first six months of the current period.

180 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Financial review

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays

PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.

Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary
Measure	Definition
Loan: deposit ratio	Loans and advances divided by customer accounts calculated for Barclays UK and Barclays International, excluding investment banking balances other than interest earning lending. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.
Period end allocated tangible equity	Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.
Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
Average allocated tangible equity	Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
Return on average tangible shareholders’ equity	Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 182.
Return on average allocated tangible equity	Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 182.
Cost: income ratio	Operating expenses divided by total income.
Operating expenses excluding litigation and conduct	Operating expenses excluding charges for litigation and conduct. The components of the calculation have been included on page 183.
Loan loss rate	Quoted in basis points and represents total loan impairment divided by gross loans and advances to banks and customers held at amortised cost at the balance sheet date. The components of the calculation have been included on page 105.
Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 180.
Tangible net asset value per share	Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 183.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 181

Financial review

Non-IFRS performance measures

Returns

Return on average tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average tangible equity for the period, excluding non-controlling and other equity interests for businesses.

Allocated tangible equity has been calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Attributable profit/(loss) £m	Tax credit in respect of interest payments on other equity instruments £m	Profit/(loss) attributable to ordinary equity holders of the parent £m	Average tangible equity £bn	Return on average tangible equity %
For the year ended 31 December 2017
Barclays UK	853	40	893	9.1	9.8
Corporate and Investment Bank	167	102	269	24.0	1.1
Consumer, Cards and Payments	680	18	698	4.2	16.7
Barclays International	847	120	967	28.1	3.4
Head Office[a]	(868)	4	(864)	9.3	n/m
Barclays Non-Core	(419)	10	(409)	2.4	n/m
Africa Banking discontinued operation[a]	(2,335)	–	(2,335)	n/m	n/m
Barclays Group	(1,922)	174	(1,748)	48.9	(3.6)

For the year ended 31 December 2016
Barclays UK	828	29	857	8.9	9.6
Corporate and Investment Bank	1,270	72	1,342	21.9	6.1
Consumer, Cards and Payments	1,142	11	1,153	3.6	31.4
Barclays International	2,412	83	2,495	25.5	9.8
Head Office[a]	110	(1)	109	6.5	n/m
Barclays Non-Core	(1,916)	17	(1,899)	7.8	n/m
Africa Banking discontinued operation[a]	189	–	189	n/m	n/m
Barclays Group	1,623	128	1,751	48.7	3.6

For the year ended 31 December 2015
Barclays UK	(47)	14	(33)	9.3	(0.3)
Corporate and Investment Bank	1,146	34	1,180	21.9	5.4
Consumer, Cards and Payments	612	8	620	3.0	20.2
Barclays International	1,758	42	1,800	24.9	7.2
Head Office[a]	11	–	11	2.6	n/m
Barclays Non-Core	(2,418)	14	(2,405)	10.9	n/m
Africa Banking discontinued operation[a]	302	–	302	n/m	n/m
Barclays Group	(394)	70	(324)	47.7	(0.7)

Note

a	Average allocated tangible equity for Africa Banking is included within Head Office.

182 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Performance measures excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs

			2017 £m
Barclays Group profit attributable to ordinary equity holders of the parent[a]
Barclays Group profit attributable to ordinary equity holders			(1,748)
Impact of litigation and conduct			1,150
Impact of impairment of Barclays’ holding in BAGL			1,008
Impact of loss on the sale of BAGL			1,435
Net impact of the re-measurement of US DTAs			901
Barclays Group profit attributable to ordinary equity holders of the parent excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs			2,746

Barclays Group return on average shareholders’ equity
Barclays Group average tangible shareholders’ equity			£48.9bn

Barclays Group return on average tangible shareholders’ equity excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs			5.6%

Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13%			£50.3bn

Barclays Group return on average tangible shareholders’ equity excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs based on a CET1 ratio of 13%			5.5%

Barclays Group basic earnings per ordinary share
Basic weighted average number of shares			16,996m

Barclays Group basic earnings per ordinary share excluding litigation and conduct, losses related to Barclays’ sell down of BAGL and the re-measurement of US DTAs			16.2p

Operating expenses excluding litigation and conduct
	2017 £m	2016 £m	2015 £m
Barclays Group operating expenses	(15,456)	(16,338)	(18,536)
Impact of litigation and conduct	1,207	1,363	4,387
Barclays Group operating expenses excluding litigation and conduct	(14,249)	(14,975)	(14,149)

Tangible net asset value
	2017 £m	2016 £m	2015 £m
Total equity excluding non-controlling interests	63,905	64,873	59,810
Other equity instruments	(8,941)	(6,449)	(5,305)
Shareholders’ equity excluding non-controlling interests attributable to ordinary shareholders of the parent	54,964	58,424	54,505
Goodwill and intangibles[b]	(7,849)	(9,245)	(8,222)
Tangible shareholders’ equity excluding non-controlling interests attributable to ordinary shareholders of the parent	47,115	49,179	46,283

Shares in issue	17,060m	16,963m	16,805m

Net asset value per share	322p	344p	324p
Tangible net asset value per share	276p	290p	275p

Notes

a	The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.
b	Comparative figures for 2016 and 2015 included goodwill and intangibles in relation to Africa Banking.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 183

Presentation of information

Barclays approach to disclosures

Barclays aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus. Consequently Barclays’ disclosures go beyond the minimum standards required by accounting standards and other regulatory requirements.

Barclays continues to support the recommendations and guidance made by the Financial Stability Board and its various task forces which continue to promote a broadening of disclosures by global banks in a number of areas, including liquidity and funding, credit risk and market risk. Barclays has adopted the recommendations across the Annual Report and Pillar 3 Report.

In line with the Financial Reporting Council’s guidance on Clear and Concise reporting, Barclays has focused reporting on material items and sought to present information in order to aid users’ understanding such as including detail on relevant accounting policies within each note.

British Bankers’ Association (BBA) Code for Financial Reporting Disclosure as adopted by UK Finance in 2017

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2017 Annual Report and Accounts in compliance with the Code.

It is Barclays’ view that best in class disclosures will continue to evolve in light of ongoing market and stakeholder engagement within the banking sector. Barclays is committed to continuously reflect the objectives of reporting set out in the BBA Code for Financial Reporting Disclosure. This code sets out five disclosure principles together with supporting guidance which states that UK banks will:

◾	provide high quality, meaningful and decision-useful disclosures

◾	review and enhance their financial instrument disclosures for key areas of interest

◾	assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance

◾	seek to enhance the comparability of financial statement disclosures across the UK banking sector and

◾	clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries (set out on pages 188 to 192 along with the accounts of Barclays PLC itself on pages 193 to 194) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the interpretations committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The accounting policies on pages 195 to 200 and the notes commencing on page 201 apply equally to both sets of accounts unless otherwise stated.

Capital Requirements Country-by Country Reporting

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013. The legislation requires Barclays PLC to publish additional information in respect of the year ended 31 December 2017. This information is available on the Barclays website: barclays.com/citizenship/reports-and- publications/country-snapshot.html

184 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Financial statements

Detailed analysis of our statutory accounts, independently

audited and providing in-depth disclosure on the financial

performance of the Group.

Consolidated financial statements			Page	Note
	◾	Consolidated income statement	188	n/a
	◾	Consolidated statement of comprehensive income	189	n/a
	◾	Consolidated balance sheet	190	n/a
	◾	Consolidated statement of changes in equity	191	n/a
	◾	Consolidated cash flow statement	192	n/a
	◾	Parent company accounts	193	n/a

Notes to the financial statements
	◾	Significant accounting policies	195	1
Performance/return	◾	Segmental reporting	201	2
	◾	Net interest income	203	3
	◾	Net fee and commission income	203	4
	◾	Net trading income	204	5
	◾	Net investment income	204	6
	◾	Credit impairment charges and other provisions	204	7
	◾	Operating expenses	206	8
	◾	Profit/(loss) on disposal of subsidiaries, associates and joint ventures	206	9
	◾	Tax	207	10
	◾	Earnings per share	211	11
	◾	Dividends on ordinary shares	211	12
Assets and liabilities held at fair value	◾	Trading portfolio	212	13
	◾	Financial assets designated at fair value	212	14
	◾	Derivative financial instruments	213	15
	◾	Financial investments	216	16
	◾	Financial liabilities designated at fair value	216	17
	◾	Fair value of financial instruments	216	18
	◾	Offsetting financial assets and financial liabilities	229	19
Financial instruments held at amortised cost	◾	Loans and advances to banks and customers	231	20
	◾	Finance leases	231	21
	◾	Reverse repurchase and repurchase agreements including other similar lending and borrowing	232	22
Non-current assets and other investments	◾	Property, plant and equipment	233	23
	◾	Goodwill and intangible assets	234	24
	◾	Operating leases	236	25
Accruals, provisions, contingent liabilities	◾	Accruals, deferred income and other liabilities	237	26
and legal proceedings	◾	Provisions	237	27
	◾	Contingent liabilities and commitments	239	28
	◾	Legal, competition and regulatory matters	239	29
Capital instruments, equity and reserves	◾	Subordinated liabilities	248	30
	◾	Ordinary shares, share premium and other equity	251	31
	◾	Reserves	251	32
	◾	Non-controlling interests	252	33
Employee benefits	◾	Share-based payments	253	34
	◾	Pensions and post-retirement benefits	255	35
Scope of consolidation	◾	Principal subsidiaries	260	36
	◾	Structured entities	261	37
	◾	Investments in associates and joint ventures	264	38
	◾	Securitisations	265	39
	◾	Assets pledged	266	40
Other disclosure matters	◾	Related party transactions and Directors’ remuneration	267	41
	◾	Auditors’ remuneration	269	42
	◾	Assets included in disposal groups classified as held for sale and associated liabilities	269	43
	◾	Barclays PLC (the Parent company)	271	44
	◾	Related undertakings	295	45

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 185

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors

Barclays PLC:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Barclays PLC and subsidiaries (the “Group”) as of 31 December 2017, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended, and the related notes and specific disclosures described in Note 1 to the financial statements as being part of the consolidated financial statements (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2017, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinion

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

We have served as the Group’s auditor since 2017.

London, United Kingdom

21 February 2018

186 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the consolidated balance sheet as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016 present fairly, in all material respects, the financial position of Barclays PLC (the “Company”) and its subsidiaries at December 31, 2016, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

22 February 2017

Note that the report set out above is included for the purposes of Barclays PLC’s Annual Report on Form 20-F for 2017 only and does not form part of Barclays PLC’s Annual Report and Accounts for 2017.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 187

Consolidated financial statements

Consolidated income statement

For the year ended 31 December	Notes	2017 £m	2016 £m	2015 £m
Continuing operations
Interest income	3	13,631	14,541	13,953
Interest expense	3	(3,786)	(4,004)	(3,345)
Net interest income		9,845	10,537	10,608
Fee and commission income	4	8,751	8,570	8,470
Fee and commission expense	4	(1,937)	(1,802)	(1,611)
Net fee and commission income		6,814	6,768	6,859
Net trading income	5	3,500	2,768	3,426
Net investment income	6	861	1,324	1,097
Other income		56	54	50
Total income		21,076	21,451	22,040
Credit impairment charges and other provisions	7	(2,336)	(2,373)	(1,762)
Net operating income		18,740	19,078	20,278
Staff costs	8	(8,560)	(9,423)	(8,853)
Infrastructure costs	8	(2,949)	(2,998)	(2,691)
Administration and general expenses	8	(3,247)	(2,917)	(2,983)
Provision for UK customer redress		(700)	(1,000)	(2,772)
Provision for ongoing investigations and litigation relating to Foreign Exchange		–	–	(1,237)
Operating expenses	8	(15,456)	(16,338)	(18,536)
Share of post-tax results of associates and joint ventures		70	70	41
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	187	420	(637)
Profit before tax		3,541	3,230	1,146
Taxation	10	(2,240)	(993)	(1,149)
Profit/(loss) after tax in respect of continuing operations		1,301	2,237	(3)
(Loss)/profit after tax in respect of discontinued operation		(2,195)	591	626
(Loss)/profit after tax		(894)	2,828	623

Attributable to:
Equity holders of the parent		(1,922)	1,623	(394)
Other equity instrument holders[a]		639	457	345
Total equity holders of the parent		(1,283)	2,080	(49)
Non-controlling interests in respect of continuing operations	33	249	346	348
Non-controlling interests in respect of discontinued operation	33	140	402	324
(Loss)/profit after tax		(894)	2,828	623

Earnings per share
Basic (loss)/earnings per ordinary share	11	(10.3)	10.4	(1.9)
Basic earnings/(loss) per ordinary share in respect of continuing operations	11	3.5	9.3	(3.7)
Basic (loss)/earnings per ordinary share in respect of discontinued operation	11	(13.8)	1.1	1.8
Diluted (loss)/earnings per share	11	(10.1)	10.3	(1.9)
Diluted earnings/(loss) per ordinary share in respect of continuing operations	11	3.4	9.2	(3.7)
Diluted (loss)/earnings per ordinary share in respect of discontinued operation	11	(13.5)	1.1	1.8

Note

a	The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average shareholders’ equity.

188 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31 December	2017 £m	2016 £m	2015 £m
(Loss)/profit after tax	(894)	2,828	623
Profit/(loss) after tax in respect of continuing operations	1,301	2,237	(3)
(Loss)/profit after tax in respect of discontinued operation	(2,195)	591	626

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:
Currency translation reserve
Currency translation differences[a]	(1,337)	3,024	748
Available for sale reserve
Net gains from changes in fair value	473	2,147	64
Net gains transferred to net profit on disposal	(294)	(912)	(374)
Net losses transferred to net profit due to impairment	3	20	17
Net losses/(gains) transferred to net profit due to fair value hedging	283	(1,677)	(148)
Changes in insurance liabilities and other movements	11	53	86
Tax	(27)	(18)	126
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(626)	1,455	(312)
Net gains transferred to net profit	(643)	(365)	(238)
Tax	321	(292)	57
Other	(5)	13	20
Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:	(1,841)	3,448	46

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:
Retirement benefit remeasurements	115	(1,309)	1,176
Own credit	(7)	–	–
Tax	(66)	329	(260)
Other comprehensive income/(loss) not recycled to profit or loss from continuing operations	42	(980)	916

Other comprehensive (loss)/income for the year from continuing operations	(1,799)	2,468	962

Other comprehensive income/(loss) for the year from discontinued operation	1,301	1,520	(1,348)

Total comprehensive (loss)/income for the year
Total comprehensive (loss)/income for the year, net of tax from continuing operations	(498)	4,705	959

Total comprehensive (loss)/income for the year, net of tax from discontinued operation	(894)	2,111	(722)
Total comprehensive (loss)/income for the year	(1,392)	6,816	237

Attributable to:
Equity holders of the parent	(1,749)	5,233	45
Non-controlling interests	357	1,583	192
Total comprehensive (loss)/income for the year	(1,392)	6,816	237

Note

a	Includes £189m loss (2016: £101m gain) on recycling of currency translation differences.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 189

Consolidated financial statements

Consolidated balance sheet

As at 31 December	Notes	2017 £m	2016 £m	2015 £m
Assets
Cash and balances at central banks		171,082	102,353	49,711
Items in the course of collection from other banks		2,153	1,467	1,011
Trading portfolio assets	13	113,760	80,240	77,348
Financial assets designated at fair value	14	116,281	78,608	76,830
Derivative financial instruments	15	237,669	346,626	327,709
Financial investments	16	58,916	63,317	90,267
Loans and advances to banks	20	35,663	43,251	41,349
Loans and advances to customers	20	365,552	392,784	399,217
Reverse repurchase agreements and other similar secured lending	22	12,546	13,454	28,187
Prepayments, accrued income and other assets		2,389	2,893	3,010
Investments in associates and joint ventures	38	718	684	573
Property, plant and equipment	23	2,572	2,825	3,468
Goodwill and intangible assets	24	7,849	7,726	8,222
Current tax assets	10	482	561	415
Deferred tax assets	10	3,457	4,869	4,495
Retirement benefit assets	35	966	14	836
Assets included in disposal groups classified as held for sale	43	1,193	71,454	7,364
Total assets		1,133,248	1,213,126	1,120,012
Liabilities
Deposits from banks		37,723	48,214	47,080
Items in the course of collection due to other banks		446	636	1,013
Customer accounts		429,121	423,178	418,242
Repurchase agreements and other similar secured borrowing	22	40,338	19,760	25,035
Trading portfolio liabilities	13	37,351	34,687	33,967
Financial liabilities designated at fair value	17	173,718	96,031	91,745
Derivative financial instruments	15	238,345	340,487	324,252
Debt securities in issue		73,314	75,932	69,150
Subordinated liabilities	30	23,826	23,383	21,467
Accruals, deferred income and other liabilities	26	8,565	8,871	10,610
Provisions	27	3,543	4,134	4,142
Current tax liabilities	10	586	737	903
Deferred tax liabilities	10	44	29	122
Retirement benefit liabilities	35	312	390	423
Liabilities included in disposal groups classified as held for sale	43	–	65,292	5,997
Total liabilities		1,067,232	1,141,761	1,054,148
Equity
Called up share capital and share premium	31	22,045	21,842	21,586
Other equity instruments	31	8,941	6,449	5,305
Other reserves	32	5,383	6,051	1,898
Retained earnings		27,536	30,531	31,021
Total equity excluding non-controlling interests		63,905	64,873	59,810
Non-controlling interests	33	2,111	6,492	6,054
Total equity		66,016	71,365	65,864
Total liabilities and equity		1,133,248	1,213,126	1,120,012

The Board of Directors approved the financial statements on pages 188 to 271 on 21 February 2018.

John McFarlane

Group Chairman

James E Staley

Group Chief Executive

Tushar Morzaria

Group Finance Director

190 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instru- ments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Own credit reserve[b] £m	Other reserves and treasury shares[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 31 December 2016	21,842	6,449	(74)	2,105	3,051	–	969	30,531	64,873	6,492	71,365
Effects of changes in accounting policies[c]	–	–	–	–	–	(175)	–	175	–	–	–
Balance as at 1 January 2017	21,842	6,449	(74)	2,105	3,051	(175)	969	30,706	64,873	6,492	71,365
Profit after tax	–	639	–	–	–	–	–	413	1,052	249	1,301
Currency translation movements	–	–	–	–	(1,336)	–	–	–	(1,336)	(1)	(1,337)
Available for sale investments	–	–	449	–	–	–	–	–	449	–	449
Cash flow hedges	–	–	–	(948)	–	–	–	–	(948)	–	(948)
Pension remeasurement	–	–	–	–	–	–	–	53	53	–	53
Own credit reserve	–	–	–	–	–	(11)	–	–	(11)	–	(11)
Other	–	–	–	–	–	–	–	(5)	(5)	–	(5)
Total comprehensive income net of tax from continuing operations	–	639	449	(948)	(1,336)	(11)	–	461	(746)	248	(498)
Total comprehensive income net of tax from discontinued operation	–	–	(11)	4	1,339	–	–	(2,335)	(1,003)	109	(894)
Total comprehensive income for the year	–	639	438	(944)	3	(11)	–	(1,874)	(1,749)	357	(1,392)
Issue of new ordinary shares	117	–	–	–	–	–	–	–	117	–	117
Issue of shares under employee share schemes	86	–	–	–	–	–	–	505	591	–	591
Issue and exchange of other equity instruments	–	2,490	–	–	–	–	–	–	2,490	–	2,490
Other equity instruments coupons paid	–	(639)	–	–	–	–	–	174	(465)	–	(465)
Redemption of preference shares	–	–	–	–	–	–	–	(479)	(479)	(860)	(1,339)
Increase in treasury shares	–	–	–	–	–	–	(315)	–	(315)	–	(315)
Vesting of shares under employee share schemes	–	–	–	–	–	–	329	(636)	(307)	–	(307)
Dividends paid	–	–	–	–	–	–	–	(509)	(509)	(415)	(924)
Net equity impact of BAGL disposal	–	–	–	–	–	–	–	(359)	(359)	(3,462)	(3,821)
Other reserve movements	–	2	–	–	–	7	–	8	17	(1)	16
Balance as at 31 December 2017	22,045	8,941	364	1,161	3,054	(179)	983	27,536	63,905	2,111	66,016

Balance as at 1 January 2016	21,586	5,305	317	1,261	(623)	–	943	31,021	59,810	6,054	65,864
Profit after tax	–	457	–	–	–	–	–	1,434	1,891	346	2,237
Currency translation movements	–	–	–	–	3,022	–	–	–	3,022	2	3,024
Available for sale investments	–	–	(387)	–	–	–	–	–	(387)	–	(387)
Cash flow hedges	–	–	–	798	–	–	–	–	798	–	798
Pension remeasurement	–	–	–	–	–	–	–	(980)	(980)	–	(980)
Other	–	–	–	–	–	–	–	12	12	1	13
Total comprehensive income net of tax from continuing operations	–	457	(387)	798	3,022	–	–	466	4,356	349	4,705
Total comprehensive income net of tax from discontinued operation	–	–	(4)	46	652	–	–	183	877	1,234	2,111
Total comprehensive income for the year	–	457	(391)	844	3,674	–	–	649	5,233	1,583	6,816
Issue of new ordinary shares	68	–	–	–	–	–	–	–	68	–	68
Issue of shares under employee share schemes	188	–	–	–	–	–	–	668	856	–	856
Issue and exchange of other equity instruments	–	1,132	–	–	–	–	–	–	1,132	–	1,132
Other equity instruments coupons paid	–	(457)	–	–	–	–	–	128	(329)	–	(329)
Redemption of preference shares	–	–	–	–	–	–	–	(417)	(417)	(1,170)	(1,587)
Increase in treasury shares	–	–	–	–	–	–	(140)	–	(140)	–	(140)
Vesting of shares under employee share schemes	–	–	–	–	–	–	166	(415)	(249)	–	(249)
Dividends paid	–	–	–	–	–	–	–	(757)	(757)	(575)	(1,332)
Net equity impact of partial BAGL disposal	–	–	–	–	–	–	–	(349)	(349)	601	252
Other reserve movements	–	12	–	–	–	–	–	3	15	(1)	14
Balance as at 31 December 2016	21,842	6,449	(74)	2,105	3,051	–	969	30,531	64,873	6,492	71,365

Balance as at 1 January 2015	20,809	4,322	562	1,817	(582)	–	927	31,712	59,567	6,391	65,958
Profit after tax	–	345	–	–	–	–	–	(696)	(351)	348	(3)
Currency translation movements	–	–	–	–	747	–	–	–	747	1	748
Available for sale investments	–	–	(229)	–	–	–	–	–	(229)	–	(229)
Cash flow hedges	–	–	–	(493)	–	–	–	–	(493)	–	(493)
Pension remeasurement	–	–	–	–	–	–	–	916	916	–	916
Other	–	–	–	–	–	–	–	20	20	–	20
Total comprehensive income net of tax from continuing operations	–	345	(229)	(493)	747	–	–	240	610	349	959
Total comprehensive income net of tax from discontinued operation	–	–	(16)	(63)	(788)	–	–	302	(565)	(157)	(722)
Total comprehensive income for the year	–	345	(245)	(556)	(41)	–	–	542	45	192	237
Issue of new ordinary shares	137	–	–	–	–	–	–	–	137	–	137
Issue of shares under employee share schemes	640	–	–	–	–	–	–	571	1,211	–	1,211
Issue and exchange of other equity instruments	–	995	–	–	–	–	–	–	995	–	995
Other equity instruments coupons paid	–	(345)	–	–	–	–	–	70	(275)	–	(275)
Increase in treasury shares	–	–	–	–	–	–	(602)	–	(602)	–	(602)
Vesting of shares under employee share schemes	–	–	–	–	–	–	618	(755)	(137)	–	(137)
Dividends paid	–	–	–	–	–	–	–	(1,081)	(1,081)	(552)	(1,633)
Other reserve movements	–	(12)	–	–	–	–	–	(38)	(50)	23	(27)
Balance as at 31 December 2015	21,586	5,305	317	1,261	(623)	–	943	31,021	59,810	6,054	65,864
Notes

a	For further details refer to Note 31.
b	For further details refer to Note 32.
c	As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During 2017 a £4m loss (net of tax) on own credit has been booked in the reserve.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 191

Consolidated financial statements

Consolidated cash flow statement

For the year ended 31 December	Notes	2017 £m	2016 £m	2015 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		3,541	3,230	1,146
Adjustment for non-cash items:
Allowance for impairment		2,336	2,357	1,752
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		1,241	1,261	1,215
Other provisions, including pensions		1,875	1,964	4,241
Net profit on disposal of investments and property, plant and equipment		(325)	(912)	(374)
Other non-cash movements including exchange rate movements		1,031	(20,025)	226
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers		27,361	(25,385)	22,641
Net decrease in reverse repurchase agreements and other similar lending		908	14,733	103,471
Net (decrease)/increase in deposits and debt securities in issue		(7,166)	49,064	(33,120)
Net increase/(decrease) in repurchase agreements and other similar borrowing		20,578	(4,852)	(99,602)
Net decrease/(increase) in derivative financial instruments		6,815	(2,318)	(3,315)
Net (increase)/decrease in trading assets		(33,492)	(5,577)	37,091
Net increase/(decrease) in trading liabilities		2,664	880	(10,877)
Net decrease/(increase) in financial assets and liabilities designated at fair value		40,014	807	(3,064)
Net (increase) in other assets		(3,775)	(2,629)	(2,661)
Net (decrease) in other liabilities		(2,187)	(532)	(1,766)
Corporate income tax paid	10	(708)	(780)	(1,670)
Net cash from operating activities		60,711	11,286	15,334
Purchase of available for sale investments		(83,127)	(65,086)	(120,061)
Proceeds from sale or redemption of available for sale investments		88,298	102,515	114,529
Purchase of property, plant and equipment and intangibles		(1,456)	(1,707)	(1,928)
Proceeds from sale of property, plant and equipment and intangibles		283	358	393
Disposal of discontinued operation, net of cash disposed		(1,060)	–	–
Disposal of subsidiaries, net of cash disposed		358	595	–
Other cash flows associated with investing activities		206	32	516
Net cash from investing activities		3,502	36,707	(6,551)
Dividends paid and other coupon payments on equity instruments		(1,273)	(1,304)	(1,496)
Issuance of subordinated debt	30	3,041	1,457	879
Redemption of subordinated debt	30	(1,378)	(1,143)	(556)
Net issue of shares and other equity instruments		2,490	1,400	1,278
Repurchase of shares and other equity instruments		(1,339)	(1,587)	–
Net purchase of treasury shares		(580)	(140)	(679)
Net cash from financing activities		961	(1,317)	(574)
Effect of exchange rates on cash and cash equivalents		(4,773)	10,473	1,689
Net increase in cash and cash equivalents from continuing operations		60,401	57,149	9,898
Net cash from discontinued operation	43	101	405	(1,821)
Net increase in cash and cash equivalents		60,502	57,554	8,077
Cash and cash equivalents at beginning of year		144,110	86,556	78,479
Cash and cash equivalents at end of year		204,612	144,110	86,556
Cash and cash equivalents comprise:
Cash and balances at central banks		171,082	102,353	49,711
Loans and advances to banks with original maturity less than three months		32,820	38,252	35,876
Available for sale treasury and other eligible bills with original maturity less than three months		682	356	816
Trading portfolio assets with original maturity less than three months		28	–	153
Cash and cash equivalents held for sale		–	3,149	–
		204,612	144,110	86,556

Interest received was £21,784m (2016: £22,099m; 2015: £20,376m) and interest paid was £10,310m (2016: £8,850m; 2015: £7,534m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £3,360m (2016: £4,254m; 2015: £4,369m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

192 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Financial statements of Barclays PLC

Parent company accounts

Statement of comprehensive income
For the year ended 31 December	Notes	2017 £m	2016 £m	2015 £m
Dividends received from subsidiary		674	621	876
Net interest (expense)/income		(10)	5	(7)
Other income	44	690	334	227
Operating expenses		(96)	(26)	(6)
Profit before tax		1,258	934	1,090
Tax		(111)	(60)	(43)
Profit after tax		1,147	874	1,047
Other comprehensive income		60	26	–
Total comprehensive income		1,207	900	1,047

Profit after tax attributable to:
Ordinary equity holders		508	417	702
Other equity instrument holders		639	457	345
Profit after tax		1,147	874	1,047

Total comprehensive income attributable to:
Ordinary equity holders		568	443	702
Other equity instrument holders		639	457	345
Total comprehensive income		1,207	900	1,047

For the year ended 31 December 2017, profit after tax was £1,147m (2016: £874m) and total comprehensive income was £1,207m (2016: £900m).

Other comprehensive income of £60m (2016: £26m) relates to the gain on AFS instruments. The Company has 90 members of staff (2016:

7).

Balance sheet
As at 31 December	Notes	2017 £m	2016 £m
Assets
Investment in subsidiaries	44	39,354	36,553
Loans and advances to subsidiaries	44	23,970	19,421
Financial investments	44	4,782	1,218
Derivative financial instruments	44	161	268
Other assets		202	105
Total assets		68,469	57,565
Liabilities
Deposits from banks		500	547
Subordinated liabilities	44	6,501	3,789
Debt securities in issue	44	22,110	16,893
Other liabilities		153	14
Total liabilities		29,264	21,243

Called up share capital	31	4,265	4,241
Share premium account	31	17,780	17,601
Other equity instruments	31	8,943	6,453
Other reserves		480	420
Retained earnings		7,737	7,607
Total equity		39,205	36,322
Total liabilities and equity		68,469	57,565

The financial statements on pages 193 to 194 and the accompanying note on page 271 were approved by the Board of Directors on 21 February 2018 and signed on its behalf by:

John McFarlane

Group Chairman

James E Staley

Group Chief Executive

Tushar Morzaria

Group Finance Director

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 193

Financial statements of Barclays PLC

Parent company accounts

Statement of changes in equity
	Notes	Called up share capital and share premium £m	Other equity instruments £m	Capital redemption reserve £m	Available for sale reserve £m	Retained earnings £m	Total equity £m
Balance as at 1 January 2017		21,842	6,453	394	26	7,607	36,322
Profit after tax and other comprehensive income		–	639	–	60	508	1,207
Issue of new ordinary shares		117	–	–	–	–	117
Issue of shares under employee share schemes		86	–	–	–	27	113
Issue of other equity instruments		–	2,490	–	–	–	2,490
Vesting of employee share schemes		–	–	–	–	(11)	(11)
Dividends	12	–	–	–	–	(509)	(509)
Other equity instruments coupons paid		–	(639)	–	–	123	(516)
Other		–	–	–	–	(8)	(8)
Balance as at 31 December 2017		22,045	8,943	394	86	7,737	39,205

Balance as at 1 January 2016		21,586	5,321	394	–	7,851	35,152
Profit after tax and other comprehensive income		–	457	–	26	417	900
Issue of new ordinary shares		68	–	–	–	–	68
Issue of shares under employee share schemes		188	–	–	–	–	188
Issue of other equity instruments		–	1,132	–	–	–	1,132
Dividends	12	–	–	–	–	(757)	(757)
Other equity instruments coupons paid		–	(457)	–	–	91	(366)
Other		–	–	–	–	5	5
Balance as at 31 December 2016		21,842	6,453	394	26	7,607	36,322

Balance as at 1 January 2015		20,809	4,326	394	–	8,163	33,692
Profit after tax and other comprehensive income		–	345	–	–	702	1,047
Issue of new ordinary shares		137	–	–	–	–	137
Issue of shares under employee share schemes		640	–	–	–	–	640
Issue of other equity instruments		–	995	–	–	–	995
Dividends	12	–	–	–	–	(1,081)	(1,081)
Other equity instruments coupons paid		–	(345)	–	–	70	(275)
Other		–	–	–	–	(3)	(3)
Balance as at 31 December 2015		21,586	5,321	394	–	7,851	35,152

Cash flow statement
For the year ended 31 December					2017 £m	2016 £m	2015 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax					1,258	934	1,090
Changes in operating assets and liabilities					102	37	100
Other non-cash movements					76	62	52
Corporate income tax (paid)/received					–	–	(27)
Net cash generated from operating activities					1,436	1,033	1,215
Capital contribution to subsidiary					(2,801)	(1,250)	(1,560)
Net cash used in investing activities					(2,801)	(1,250)	(1,560)
Issue of shares and other equity instruments					2,581	1,388	1,771
Net increase in loans and advances to subsidiaries of the Parent					(9,707)	(10,942)	(4,973)
Net increase in debt securities in issue					6,503	9,314	4,052
Proceeds of borrowings and issuance of subordinated debt					3,019	1,671	921
Dividends paid					(392)	(757)	(1,081)
Coupons paid on AT1 instruments					(639)	(457)	(345)
Net cash generated from financing activities					1,365	217	345
Net increase/(decrease) in cash and cash equivalents					–	–	–
Cash and cash equivalents at beginning of year					–	–	–
Cash and cash equivalents at end of year					–	–	–

Net cash generated from operating activities includes:
Dividends received					674	621	876
Interest (paid)/received					(10)	5	(7)

The Parent company’s principal activity is to hold the investment in its wholly-owned subsidiaries, Barclays Bank PLC and Barclays Services Limited. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2017 or 2016 to significant risks arising from the financial instruments it holds, which comprised loans and advances and other assets which had no Market risk or material Credit risk.

194 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Notes to the financial statements

for the year ended 31 December 2017

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

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used throughout the Group for the purposes of the consolidation.

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

Details of the principal subsidiaries are given in Note 36, and a complete list of all subsidiaries is presented in Note 45.

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

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the closing rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of an autonomous foreign operation within a branch.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 195

Notes to the financial statements

for the year ended 31 December 2017

1 Significant accounting policies continued

(iii) Financial assets and liabilities

The Group applies IAS 39 Financial Instruments: Recognition and Measurement to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities, the impairment of financial assets, and hedge accounting.

Recognition

The Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied depending on the classification of the financial asset.

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

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having an obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5. New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, with the exception of the accounting treatment of own credit on financial liabilities designated at fair value though profit or loss under the fair value option. Barclays has elected to early adopt the presentation of Barclays own credit gains and losses in other comprehensive income as allowed by IFRS 9 Financial Instruments, from 1 January 2017. This will have no effect on net assets, and any changes due to own credit in prior periods have not been restated. The cumulative own credit amount has been reclassified from retained earnings to a separate reserve. Any realised and unrealised amounts recognised in other comprehensive income will not be reclassified to the income statement in future periods; refer to Note 32 for further details.

There were no other material or amended standards or interpretations that resulted in a change in accounting policy.

Future accounting developments

There have been and are expected to be a number of significant changes to the Group’s financial reporting after 2017 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

IFRS 9 – Financial instruments

IFRS 9 Financial Instruments which replaces IAS 39 Financial Instruments: Recognition and Measurement is effective for periods beginning on or after 1 January 2018 and was endorsed by the EU in November 2016. IFRS 9, in particular the impairment requirements, will lead to significant changes in the accounting for financial instruments.

196 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

1 Significant accounting policies continued

i) Impairment

IFRS 9 introduces a revised impairment model which will require entities to recognise expected credit losses based on unbiased forward-looking information. This replaces the existing IAS 39 incurred loss model which only recognises impairment if there is objective evidence that a loss has already been incurred and would measure the loss at the most probable outcome. The IFRS 9 impairment model will be applicable to all financial assets at amortised cost, lease receivables, debt financial assets at fair value through other comprehensive income, loan commitments and financial guarantee contracts. This contrasts to the IAS 39 impairment model which is not applicable to loan commitments and financial guarantee contracts, which were covered by IAS 37. In addition, IAS 39 required the impairment of available for sale debt to be based on the fair value loss rather than estimated future cash flows as for amortised cost assets. Intercompany exposures, including loan commitments and financial guarantee contracts, are also in scope under IFRS 9 in the standalone reporting entity accounts.

The measurement of expected credit loss will involve increased complexity and judgement including estimation of probabilities of default, loss given default, a range of unbiased future economic scenarios, estimation of expected lives and estimation of exposures at default and assessing significant increases in credit risk. It is expected to have a material financial impact and impairment charges will tend to be more volatile. Impairment will also be recognised earlier and the amounts will be higher. Unsecured products with longer expected lives, such as revolving credit cards, are expected to be most impacted.

The expected increase in the accounting impairment provision reduces CET1 capital, but the impact is partially mitigated by releasing the ‘excess of expected loss over impairment’ deduction from CET1 capital. In addition, the European Union will be adopting transitional arrangements to mitigate or spread the capital impacts of IFRS 9 adoption over a 5-year period from 1 January 2018 which Barclays will apply. Separately, the Basel Committee on Banking Supervision is considering the need for permanent changes to the regulatory capital framework in order to take account of expected credit loss provisioning.

Key concepts and management judgements

The impairment requirements are complex and require management judgements, estimates and assumptions. Key concepts and management judgements include:

◾	Determining a significant increase in credit risk since initial recognition

IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). Barclays will assess when a significant increase in credit risk has occurred based on quantitative and qualitative assessments. Exposures are considered to have resulted in a significant increase in credit risk and are moved to stage 2 when:

– Quantitative Test

The annualised cumulative weighted average lifetime probability of default (PD) has increased by more than the agreed threshold relative to the equivalent at origination. The relative thresholds are defined as percentage increases and set at an origination score band and segment level.

– Qualitative Test

Accounts that meet the portfolio’s ‘high risk’ criteria and are subject to closer credit monitoring.

– Backstop Criteria

Accounts that are 30 calendar days or more past due. The 30 days past due criteria is a backstop rather than a primary driver of moving exposures into stage 2.

Exposures will move back to stage 1 once they no longer meet the criteria for a significant increase in credit risk and when any cure criteria used for credit risk management are met. This is subject to all payments being up to date and the customer evidencing ability and willingness to maintain future payments.

Barclays will not rely on the low credit risk exemption which would assume facilities of investment grade are not significantly deteriorated.

Determining the probability of default at initial recognition is expected to require management estimates, in particular for exposures issued before the effective date of IFRS 9. For certain revolving facilities such as credit cards and overdrafts, this is expected to be when the facility was first entered into which could be a long time in the past.

Management overlays and other exceptions to model outputs are applied only if consistent with the objective of identifying significant increases in credit risk.

◾	Forward-looking information

Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the original effective interest rate. Expected credit losses are the unbiased probability-weighted credit losses determined by evaluating a range of possible outcomes and considering future economic conditions. When there is a non-linear relationship between forward looking economic scenarios and their associated credit losses, a range of forward looking economic scenarios, currently expected to be a minimum of five, will be considered to ensure a sufficient unbiased representative sample of the complete distribution is included in determining the expected loss. Stress testing methodologies will be leveraged within forecasting economic scenarios for IFRS 9 purposes.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 197

Notes to the financial statements

for the year ended 31 December 2017

1 Significant accounting policies continued

◾	Definition of default, credit impaired assets, write-offs, and interest income recognition

The definition of default for the purpose of determining expected credit losses has been aligned to the Regulatory Capital CRR Article 178 definition of default, which considers indicators that the debtor is unlikely to pay, includes exposures in forbearance and is no later than when the exposure is more than 90 days past due or 180 days past due in the case of UK mortgages. When exposures are identified as credit impaired or purchased or originated as such, IFRS 9 requires separate disclosure and interest income is required to be calculated on the carrying value net of the impairment allowance.

Credit impaired is expected to be when the exposure has defaulted which is also anticipated to align to when an exposure is identified as individually impaired under the incurred loss model of IAS 39. Write-off polices are not expected to change from IAS 39.

◾	Expected life

Lifetime expected credit losses must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. The expected life for these revolver facilities is expected to be behavioural life. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or exposure at default until they occur.

◾	Discounting

Expected credit losses are discounted at the effective interest rate (EIR) at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is that rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk free rate. Lease receivables are discounted at the rate implicit in the lease as prescribed in IAS 17. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.

◾	Modelling techniques

Expected credit losses (ECL) are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the original effective interest rate. The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:

BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives; and

IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original effective interest rate rather than using the cost of capital to the date of default.

Management adjustments will be made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events.

ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward looking information.

For the IFRS 9 impairment assessment, Barclays Risk Models are used to determine the probability of default (PD), loss given default (LGD) and exposure at default (EAD). For stage 2 and 3, Barclays applies lifetime PDs but uses 12 month PDs for stage 1. The ECL drivers of PD, EAD and LGD are modelled at an account level which considers vintage, among other credit factors. Also, the assessment of significant increase in credit risk is based on the initial lifetime PD curve, which accounts for the different credit risk underwritten over time.

ii) Forbearance

Both performing and non-performing forbearance assets are classified as stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definitions of default criteria has been triggered, in which case the asset is classified as stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.

iii) Project governance and credit risk management

Barclays has a jointly accountable Risk and Finance implementation and governance programme with representation from all impacted departments. The current impairment Committee structures were initiated and tested from H1 2017, providing oversight for both IAS 39 and IFRS 9 impairment results.

The impairment reporting process commences with the production of economic scenarios. The Senior Scenario Review Committee (SSRC) reviews and approves the scenario narratives, the core set of macroeconomic variables, probability weightings, and any scenario specific management overlays which are used in all ECL models. The SSRC attests that the scenarios adequately account for the non-linearity and asymmetry of the loss distribution.

The Group Impairment Committee, formed of members from both Finance and Risk and attended by both the Group Finance Director and the CRO, is responsible for overseeing impairment policy and practice across Barclays Group and will approve impairment results.

Reported results and key messages are communicated to the Board Audit Committee, which has an oversight role and provides challenge of key assumptions, including the basis of the scenarios adopted.

198 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

1 Significant accounting policies continued

iv) Classification and measurement

IFRS 9 requires financial assets to be classified on the basis of two criteria:

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

Business models are determined on initial application and this may differ from the model before 1 January 2018 for certain portfolios. Barclays assesses the business model at a portfolio level. Information that is considered in determining the business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales. Financial assets managed on a fair value basis and those that are held for trading are held at fair value through profit and loss.

In assessing whether contractual cash flows are solely payments of principal and interest, terms that could change the contractual cash flows so that it would not meet the condition for solely payments of principal and interest are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election for non traded equity investments to be measured at fair value through other comprehensive income, in which case dividends are recognised in profit or loss, but gains or losses are not reclassified to profit or loss upon derecognition, and impairment is not recognised in the income statement.

On 12 October 2017, the IASB published an amendment to IFRS 9, relating to prepayment features with negative compensation; this amendment is effective from 1 January 2019 with early application permitted, however has yet to be endorsed by the EU. This amendment allows financial assets with such features to be measured at amortised cost or fair value through other comprehensive income provided the SPPI (solely payments of principal and interest) criteria in IFRS 9 are otherwise met. In addition the amendment to IFRS 9 clarifies that a financial asset passes the SPPI criterion regardless of the event or circumstance that cause the early termination of the contract, and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. Such prepayment features are present in some fixed rate corporate and investment bank loans, and are considered to meet the criteria for amortised cost under IFRS 9. Prepayment features are consistent with the solely payments of principal and interest criteria if the prepayment feature substantially represents unpaid amounts of principal and interest and reasonable compensation for early termination of the contract.

While there are some classification changes these are not significant from a Group perspective.

v) Hedge accounting

IFRS 9 contains revised requirements on hedge accounting, adoption of which is optional. In addition certain aspects of IAS 39, being the portfolio fair value hedge for interest rate risk, continues to be available for entities (while applying IFRS 9 to the remainder of the entity’s hedge accounting relationships) until the IASB completes its accounting for dynamic risk management project.

Based on analysis performed, Barclays will continue applying IAS 39 hedge accounting, although it will implement the amended IFRS 7 hedge accounting disclosure requirements.

vi) Own credit

Barclays has applied the option in IFRS 9 to recognise changes in own credit for financial liabilities designated at fair value through profit and loss under the fair value option in other comprehensive income from 1 January 2017.

vii) Expected impact

IFRS 9 will be applied retrospectively on adoption on 1 January 2018. Opening shareholders’ equity is expected to decrease by approximately

£2.2bn post tax. This impact assessment has been estimated under an interim control environment with models that continue to undergo validation. The implementation of the comprehensive end state control environment will continue as Barclays introduces business as usual controls throughout 2018. Barclays will not restate comparatives on initial application of IFRS 9 on 1 January 2018.

IFRS 15 – Revenue from Contracts with Customers

In 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which will replace IAS 18 Revenue and IAS 11 Construction Contracts. It applies to all contracts with customers except leases, financial instruments and insurance contracts. The standard establishes a more systematic approach for revenue measurement and recognition by introducing a five-step model governing revenue recognition. The five-step model includes 1) identifying the contract with the customer, 2) identifying each of the performance obligations included in the contract, 3) determining the amount of consideration in the contract, 4) allocating the consideration to each of the identified performance obligations and 5) recognising revenue as each performance obligation is satisfied. In April 2016, the IASB issued clarifying amendments to IFRS 15 which provide additional application guidance but did not change the underlying principles of the standard. The standard was endorsed by the EU in September 2016.

Barclays will implement this standard on 1 January 2018. Barclays has elected the cumulative effect transition method with a transition adjustment calculated as of 1 January 2018 and recognised in retained earnings without restating comparative periods. There are no significant impacts from the adoption of IFRS 15 in relation to the timing of when Barclays recognises revenues or when revenue should be recognised gross as a principal or net as an agent.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 199

Notes to the financial statements

for the year ended 31 December 2017

1 Significant accounting policies continued

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. IFRS 16 will apply to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38 Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41 Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. IFRS 16 will not result in a significant change to lessor accounting; however for lessee accounting there will no longer be a distinction between operating and finance leases. Instead lessees will be required to recognise both a right of use asset and lease liability on balance sheet for all leases. As a result Barclays will observe an increase in both assets and liabilities for transactions currently accounted for as operating leases as at 1 January 2019 (the effective date of IFRS 16). A scope exemption will apply to short term and low value leases. Current project implementation efforts are focused on preparing and sourcing information. The standard was endorsed by the EU in November 2017. Barclays will implement this standard on 1 January 2019. Barclays is currently assessing the expected impact of adopting this standard.

IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005.

IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The standard is effective from 1 January 2021 and has not yet been endorsed by the EU. Barclays is currently assessing the expected impact of adopting this standard.

IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after 1 January 2018. Adoption of the amendments will not have a significant impact on Barclays.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. The effective date is 1 January 2019. Barclays is currently assessing the impact of IFRIC 23.

6. Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

◾	Credit impairment charges on page 204;

◾	Taxes on page 207;

◾	Fair value of financial instruments on page 216;

◾	Pensions and post retirement benefits - obligations on page 255; and

◾	Provisions including conduct and legal, competition and regulatory matters on page 237.

7. Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:

◾	Credit risk on page 85 and tables on pages 96 to 116;

◾	Market risk on page 87 and the tables on pages 117 to 121;

◾	Treasury and capital risk – capital on pages 137 to 145; and

◾	Treasury and capital risk – liquidity on pages 124 to 136.

These disclosures are covered by the Audit opinions (included on pages 186 and 187) where referenced as audited.

8. Parent company accounts

The Parent company’s financial statements on pages 193 to 194 also form part of the notes to the consolidated financial statements.

200 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

The notes included in this section focus on the results and performance of the Group.

Information on the income generated, expenditure incurred, segmental performance, tax,

earnings per share and dividends are included here. For further detail on performance, please see income statement commentary within Financial review (unaudited) on page 167.

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

Barclays PLC is a transatlantic consumer and wholesale bank and for segmental reporting purposes defines its divisions as follows:

◾	Barclays UK which offers everyday products and services to retail customers and small to medium sized enterprises based in the UK. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

◾	Barclays International which delivers products and services designed for our larger corporate, wholesale and international banking clients. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions.

◾	Head Office which comprises head office and central support functions (including treasury) and businesses in transition.

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Group’s results for the year ended 31 December 2017. Comparative results have not been restated.

Analysis of results by business
	Barclays UK £m	Barclays International £m	Head Office[a] £m	Barclays Non-Core[b] £m	Group results £m
For the year ended 31 December 2017
Total income	7,383	14,382	(159)	(530)	21,076
Credit impairment charges and other provisions	(783)	(1,506)	(17)	(30)	(2,336)
Net operating income/(expenses)	6,600	12,876	(176)	(560)	18,740
Operating expenses excluding UK bank levy and litigation and conduct	(4,030)	(9,321)	(277)	(256)	(13,884)
UK bank levy	(59)	(265)	(41)	–	(365)
Litigation and conduct	(759)	(269)	(151)	(28)	(1,207)
Operating expenses	(4,848)	(9,855)	(469)	(284)	(15,456)
Other net (expenses)/income[c]	(5)	254	(189)	197	257
Profit/(loss) before tax from continuing operations	1,747	3,275	(834)	(647)	3,541
Total assets (£bn)	237.4	856.1	39.7	–	1,133.2
Number of employees (full time equivalent)[d]	22,800	11,500	45,600	–	79,900

For the year ended 31 December 2016
Total income	7,517	14,995	103	(1,164)	21,451
Credit impairment charges and other provisions	(896)	(1,355)	–	(122)	(2,373)
Net operating income/(expenses)	6,621	13,640	103	(1,286)	19,078
Operating expenses excluding UK bank levy and litigation and conduct	(3,792)	(9,129)	(135)	(1,509)	(14,565)
UK bank levy	(48)	(284)	(2)	(76)	(410)
Litigation and conduct	(1,042)	(48)	(27)	(246)	(1,363)
Operating expenses	(4,882)	(9,461)	(164)	(1,831)	(16,338)
Other net (expenses)/income	(1)	32	128	331	490
Profit/(loss) before tax from continuing operations	1,738	4,211	67	(2,786)	3,230
Total assets (£bn)[e]	209.6	648.5	75.2	279.7	1,213
Number of employees (full time equivalent)[f]	36,000	36,900	100	5,500	119,300

Notes

a	The reintegration of Non-Core assets on 1 July 2017 resulted in the transfer of c.£9bn of assets into Head Office relating to a portfolio of Italian mortgages. The portfolio generated a loss before tax of £37m in the second half of the year and included assets of £9bn as at 31 December 2017.
b	The Non-Core segment was closed on 1 July 2017. Financial results up until 30 June 2017 are reflected in the Non-Core segment for 2017.
c	Other net (expenses)/income represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
d	As a result of the establishment of the Group Service Company in September 2017, employees who are now employed by the Group Service Company and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.
e	Africa Banking assets held for sale were reported in Head Office for 2016.
f	Number of employees included 40,800 in relation to Africa Banking for 2016.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 201

Notes to the financial statements

Performance/return

2 Segmental reporting continued

Analysis of results by business
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Non-Core £m	Group results £m
For the year ended 31 December 2015
Total income	7,343	13,747	338	612	22,040
Credit impairment charges and other provisions	(706)	(922)	–	(134)	(1,762)
Net operating income	6,637	12,825	338	478	20,278
Operating expenses excluding UK bank levy and litigation and conduct	(3,464)	(8,029)	(272)	(1,958)	(13,723)
UK bank levy	(77)	(253)	(8)	(88)	(426)
Litigation and conduct	(2,511)	(1,310)	(66)	(500)	(4,387)
Operating expenses	(6,052)	(9,592)	(346)	(2,546)	(18,536)
Other net income/(expenses)[a]	–	45	(106)	(535)	(596)
Profit/(loss) before tax from continuing operations	585	3,278	(114)	(2,603)	1,146
Total assets (£bn)[b]	202.5	532.2	59.4	325.8	1,120.0
Number of employees (full time equivalent)[c]	38,800	39,100	100	9,900	129,400

Notes

a	Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b	Africa Banking assets held for sale were reported in Head Office for 2015.
c	Number of employees included 41,500 in relation to Africa Banking for 2015.

Income by geographic region
For the year ended 31 December	2017 £m	2016 £m	2015 £m
Continuing operations
UK	11,190	11,096	12,160
Europe	1,663	2,087	2,245
Americas	7,443	7,278	6,610
Africa and Middle East	251	419	387
Asia	529	571	638
Total	21,076	21,451	22,040

Income from individual countries which represent more than 5% of total income[a]
For the year ended 31 December	2017 £m	2016 £m	2015 £m
Continuing operations
UK	11,190	11,096	12,160
United States	6,871	6,876	6,228

Note

a	Total income based on counterparty location. Income from each single external customer does not amount to 10% or greater of the Group’s total income.

202 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

3 Net interest income

Accounting for interest income and expenses

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

	2017 £m	2016 £m	2015 £m
Cash and balances with central banks	583	186	157
Financial investments	754	740	698
Loans and advances to banks	286	600	487
Loans and advances to customers	11,783	12,958	12,512
Other	225	57	99
Interest income	13,631	14,541	13,953
Deposits from banks	(370)	(265)	(128)
Customer accounts	(1,123)	(1,514)	(1,406)
Debt securities in issue	(915)	(990)	(553)
Subordinated liabilities	(1,223)	(1,104)	(1,015)
Other	(155)	(131)	(243)
Interest expense	(3,786)	(4,004)	(3,345)
Net interest income	9,845	10,537	10,608

Costs to originate credit card balances of £497m (2016: £480m; 2015: £368m) have been amortised to interest income during the period.

Interest income includes £48m (2016: £75m; 2015: £91m) accrued on impaired loans.

Included in net interest income is hedge ineffectiveness as detailed in Note 15 amounting to £(43)m in 2017 (2016: £71m; 2015: £81m).

4 Net fee and commission income

Accounting for net fee and commission income

The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	2017 £m	2016 £m	2015 £m
Fee and commission income
Banking, investment management and credit related fees and commissions	8,622	8,452	8,340
Foreign exchange commission	129	118	130
Fee and commission income	8,751	8,570	8,470
Fee and commission expense	(1,937)	(1,802)	(1,611)
Net fee and commission income	6,814	6,768	6,859

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 203

Notes to the financial statements

Performance/return

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

Own credit gains/(losses)

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit on financial liabilities designated at fair value through profit and loss which was previously recorded in the income statement is now recognised within other comprehensive income.

	2017 £m	2016 £m	2015 £m
Trading income	3,500	2,803	2,996
Own credit (losses)/gains	–	(35)	430
Net trading income	3,500	2,768	3,426

Included within net trading income were gains of £640m (2016: £31m gain; 2015: £992m gain) on financial assets designated at fair value and gains of £472m (2016: £346m gain; 2015: £187m loss) on financial liabilities designated at fair value.

6 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 14 and Note 16.

	2017 £m	2016 £m	2015 £m
Net gain from disposal of available for sale investments	298	912	385
Dividend income	48	8	8
Net gain from financial instruments designated at fair value	338	158	193
Other investment income	177	246	511
Net investment income	861	1,324	1,097

7 Credit impairment charges and other provisions

Accounting for the impairment of financial assets

Loans and other assets held at amortised cost

In accordance with IAS 39, the Group assesses at each balance sheet date whether there is objective evidence that loan assets will not be recovered in full and, wherever necessary, recognises an impairment loss in the income statement.

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

◾	becoming aware of significant financial difficulty of the issuer or obligor;

◾	a breach of contract, such as a default or delinquency in interest or principal payments;

◾	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider;

◾	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

◾	the disappearance of an active market for that financial asset because of financial difficulties; and

◾	observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

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

204 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

7 Credit impairment charges and other provisions continued

Available for sale (AFS) financial assets

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

Critical accounting estimates and judgements

The calculation of impairment involves the use of judgement based on the Group’s experience of managing credit risk.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses employ as primary inputs, the extent to which accounts in the portfolio are in arrears, and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for retail portfolios is £2,095m (2016: £2,053m; 2015: £1,535m) and amounts to 90% (2016: 87%; 2015: 88%) of the total impairment charge on loans and advances.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £238m (2016: £299m; 2015: £209m) and amounts to 10% (2016: 13%; 2015: 12%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Risk review on page 114.

	2017 £m	2016 £m	2015 £m
New and increased impairment allowances	3,187	3,259	2,641
Releases	(533)	(551)	(535)
Recoveries	(334)	(365)	(350)
Impairment charges on loans and advances	2,320	2,343	1,756
Provision charges/(releases) for undrawn contractually committed facilities and guarantees provided	13	9	(12)
Loan impairment	2,333	2,352	1,744
Available for sale investment	3	21	18
Reverse repurchase agreements	–	–	–
Credit impairment charges and other provisions	2,336	2,373	1,762

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 205

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

Performance costs – recognised to the extent that the Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the payments.

Deferred cash and share awards are made to employees to incentivise performance over the period employees provide services. To receive payment under an award, employees must provide service over the vesting period. The period over which the expense for deferred cash and share awards is recognised is based upon the period employees consider their services contribute to the awards. For past awards, the Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest. In relation to awards granted from 2017, the Group, taking into account the changing employee understanding surrounding those awards, considered it appropriate for expense to be recognised over the vesting period including the financial year prior to the grant date.

The accounting policies for share-based payments, and pensions and other post-retirement benefits are included in Note 34 and Note 35 respectively.

	2017 £m	2016 £m	2015 £m
Infrastructure costs
Property and equipment	1,363	1,180	1,082
Depreciation of property, plant and equipment	446	492	475
Operating lease rentals	342	561	411
Amortisation of intangible assets	715	670	570
Impairment of property, equipment and intangible assets	80	95	150
(Gain)/loss on property disposals	3	–	3
Total infrastructure costs	2,949	2,998	2,691
Administration and general costs
Consultancy, legal and professional fees	1,127	1,105	1,078
Subscriptions, publications, stationery and communications	630	644	678
Marketing, advertising and sponsorship	433	435	451
Travel and accommodation	150	136	188
UK bank levy	365	410	425
Goodwill impairment	–	–	102
Other administration and general expenses	542	187	61
Total administration and general costs	3,247	2,917	2,983
Staff costs	8,560	9,423	8,853
Provision for UK customer redress	700	1,000	2,772
Provision for ongoing investigations and litigation including Foreign Exchange	–	–	1,237
Operating expenses	15,456	16,338	18,536

9 Profit/(loss) on disposal of subsidiaries, associates and joint ventures

During the year, the profit on disposal of subsidiaries, associates and joint ventures was £187m (2016: profit of £420m; 2015: loss of £637m), principally relating to the sale of VocaLink and Barclays Wealth Services Japan. Please refer to Note 43 for further detail.

206 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

10 Tax

Accounting for income taxes

Barclays applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (Current tax) is recognised as an expense in the periods in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offset against taxable profits arising in the current or prior periods. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except in certain circumstances where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.

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

Critical accounting estimates and judgements

There are two key areas of judgement that impact the reported tax position. Firstly, the level of provisioning for uncertain tax positions; and secondly, the recognition and measurement of deferred tax assets.

The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of current and deferred tax balances, including provisions for uncertain tax positions in the next financial year. The provisions for uncertain tax positions cover a diverse range of issues and reflect advice from external counsel where relevant. It should be noted that only a proportion of the total uncertain tax positions will be under audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.

Deferred tax assets have been recognised based on business profit forecasts. Detail on the recognition of deferred tax assets is provided in this note.

	2017 £m	2016 £m	2015 £m
Current tax charge/(credit)
Current year	768	896	1,605
Adjustments in respect of prior years	55	(361)	(188)
	823	535	1,417
Deferred tax charge/(credit)
Current year	1,507	393	(346)
Adjustments in respect of prior years	(90)	65	78
	1,417	458	(268)
Tax charge	2,240	993	1,149

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 207

Notes to the financial statements

Performance/return

10 Tax continued

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2017 £m	2017%		2016 £m	2016%		2015 £m	2015%
Profit before tax from continuing operations	3,541			3,230			1,146
Tax charge based on the standard UK corporation tax rate of 19.25% (2016: 20%; 2015: 20.25%)	682	19.3%		646	20.0%		232	20.3%
Impact of profits/losses earned in territories with different statutory rates to the UK
(weighted average tax rate is 29.4% (2016: 32.8%; 2015: 33.4%))	356	10.1%		415	12.8%		151	13.1%

Recurring items:
Non-creditable taxes including withholding taxes	191	5.4%		277	8.6%		309	27.0%
Non-deductible expenses	90	2.5%		114	3.5%		67	5.8%
Impact of UK bank levy being non-deductible	70	2.0%		82	2.5%		96	8.4%
Tax adjustments in respect of share-based payments	5	0.1%		34	1.1%		30	2.6%
Non-taxable gains and income	(178)	(5.0%	)	(199)	(6.2%	)	(197)	(17.2%	)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(71)	(2.0%	)	(178)	(5.5%	)	(71)	(6.2%	)

Impact of Barclays Bank PLC’s overseas branches being taxed both locally and in the
UK	(61)	(1.7%	)	(128)	(4.0%	)	(35)	(3.1%	)
Adjustments in respect of prior years	(35)	(1.0%	)	(296)	(9.2%	)	(110)	(9.6%	)
Other items	128	3.6%		88	2.7%		144	12.6%

Non-recurring items:
Re-measurement of US deferred tax assets due to US tax rate reduction	1,177	33.2%		–	–		–	–
Impact of the UK branch exemption election on US branch deferred tax assets	(276)	(7.8%	)	–	–		–	–

Non-deductible provisions for UK customer redress	129	3.6%		203	6.3%		283	24.7%
Non-deductible provisions for investigations and litigation	72	2.0%		48	1.5%		261	22.8%
Non-taxable gains and income on divestments	(39)	(1.1%	)	(180)	(5.6%	)	(50)	(4.4%	)
Non-deductible impairments and losses on divestments	–	–		67	2.1%		39	3.4%

Total tax charge	2,240	63.3%		993	30.7%		1,149	100.3%

Factors driving the effective tax rate

The effective tax rate of 63.3% is higher than the UK corporation tax rate of 19.25% primarily due to the impact of the Tax Cuts and Jobs Act (“US Tax Reform”), enacted on 22 December 2017, which reduced the one-off US federal corporate income tax rate from 35% to 21%. As the rate reduction was enacted before the balance sheet date, this has resulted in a tax charge as a result of the re-measurement of the Group’s US deferred tax assets in the 2017 period. This downward re-measurement of the Group’s US deferred tax assets as a result of the rate reduction is partially offset by the increase in the value of the US branch deferred tax assets as a result of Barclays Bank PLC making a tax election in the period to exclude the future profits and losses of its overseas branches from UK taxation.

In addition the effective tax rate is also affected by profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate, provisions for UK customer redress, investigations and litigation being non-deductible for tax purposes, non-creditable taxes and non-deductible expenses including UK bank levy. These factors, which have each increased the effective tax rate, are partially offset by the impact of non-taxable gains and income in the period.

The Group’s future tax charge will be sensitive to the geographic mix of profits earned and the tax rates in force in the jurisdictions that we operate in. In the UK, legislation to reduce the corporation tax rate to 17% from 1 April 2020 has been enacted.

The reduction of the US federal corporate income tax rate to 21% from 1 January 2018 is expected to have a positive impact on the returns generated by the Group’s US business. The ultimate impact however, is subject to any effect of the Base Erosion Anti-abuse Tax (“BEAT”), which was introduced by US Tax Reform and presented as an anti-avoidance provision, but is capable of having broad application to companies making payments to foreign affiliates. The provisions introducing the BEAT are complex and there are currently uncertainties surrounding their practical and technical application. The Group is currently considering any future impact of the BEAT which may reduce the benefit of the reduction in the US federal corporate income tax rate.

Tax in the consolidated statement of comprehensive income

The tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax charge of £5m (2016: £21m credit) relating to share-based payments.

Tax in respect of discontinued operation

Tax relating to the discontinued operation can be found in the BAGL disposal group income statement (refer to Note 43). The tax charge of £154m (2016: £306m charge) relates entirely to the profit from the ordinary activities of the discontinued operation.

208 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

10 Tax continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2017 £m	2016 £m
Assets	561	415
Liabilities	(737)	(903)
As at 1 January	(176)	(488)
Income statement from continuing operations	(823)	(535)
Other comprehensive income	93	23
Corporate income tax paid	708	780
Other movements	94	44
	(104)	(176)
Assets	482	561
Liabilities	(586)	(737)
As at 31 December	(104)	(176)

Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:
	2017 £m	2016 £m
Intermediate Holding Company (“IHC Tax Group”)	1,413	2,207
Barclays Bank PLC (“US Branch Tax Group”)	1,234	1,766
Barclays PLC - UK tax group	492	575
Other	318	321
Deferred tax asset	3,457	4,869
Deferred tax liability	(44)	(29)
Net deferred tax	3,413	4,840

US deferred tax assets in the IHC and US Branch Tax Groups

The deferred tax asset in the IHC Tax Group of £1,413m (2016: £2,207m) includes £286m (2016: £321m) relating to tax losses and the deferred tax asset in the US Branch Tax Group of £1,234m (2016: £1,766m) includes £283m (2016: £142m) relating to tax losses. The deferred tax assets of the Group’s US business have been re-measured due to the reduction in the US federal corporate income tax rate enacted in the year. No account has been taken of the impact of any potential future BEAT liabilities in measuring the US deferred tax assets and liabilities and any future BEAT liabilities would be accounted for in the period they arise. Under US tax rules, losses occurring prior to 1 January 2018 can be carried forward and offset against profits for a period of 20 years. The losses first arose in 2011 in the IHC Tax Group and 2008 in the US Branch Tax Group and therefore any unused amounts may begin to expire in 2031 and 2028 respectively. The remaining US deferred tax assets relate to temporary differences for which there is no time limit on recovery. The deferred tax assets for the IHC and the US Branch Tax Groups’ tax losses are currently projected to be fully utilised by 2019.

In prior periods the US Branch deferred tax assets have been measured as the difference between the UK and US tax rates to take into account UK taxation expected to arise on the profits of the US Branch. During the period, Barclays Bank PLC made a UK tax election that causes the future profits or losses of the Company’s overseas branches to be excluded from the charge to UK tax and therefore subject to tax only in the applicable overseas jurisdiction. The deferred tax assets held by the US Branch of Barclays Bank PLC have been re-measured to the US tax rate as a result of this election.

UK tax group deferred tax asset

The deferred tax asset in the UK tax group of £492m (2016: £575m) relates entirely to temporary differences.

Other deferred tax assets

The deferred tax asset of £318m (2016: £321m) in other entities within the Group includes £27m (2016: £40m) relating to tax losses carried forward. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that the losses and temporary differences will be utilised.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 209

Notes to the financial statements

Performance/return

10 Tax continued

Of the deferred tax asset of £318m (2016: £321m), an amount of £218m (2016: £267m) relates to entities which have suffered a loss in either the current or prior year. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share-based payments and deferred compensation £m	Other £m	Total £m
Assets	1,801	183	–	91	151	251	503	732	2,013	5,725
Liabilities	(92)	(141)	(333)	–	–	–	–	–	(319)	(885)
At 1 January 2017	1,709	42	(333)	91	151	251	503	732	1,694	4,840
Income statement	(353)	–	–	(322)	(38)	(69)	131	(307)	(459)	(1,417)
Other comprehensive income	–	(3)	262	49	–	–	–	(22)	22	308
Other movements	(118)	–	(4)	16	(5)	(25)	(38)	(19)	(125)	(318)
	1,238	39	(75)	(166)	108	157	596	384	1,132	3,413
Assets	1,266	200	1	52	108	157	596	384	1,362	4,126
Liabilities	(28)	(161)	(76)	(218)	–	–	–	–	(230)	(713)
At 31 December 2017	1,238	39	(75)	(166)	108	157	596	384	1,132	3,413

Assets	2,008	28	5	95	157	261	902	623	1,511	5,590
Liabilities	(194)	(70)	(239)	(144)	–	–	–	–	(570)	(1,217)
At 1 January 2016	1,814	(42)	(234)	(49)	157	261	902	623	941	4,373
Income statement	(358)	9	(7)	(8)	52	17	(522)	15	344	(458)
Other comprehensive income	–	49	(61)	132	–	–	–	20	(6)	134
Other movements	253	26	(31)	16	(58)	(27)	123	74	415	791
	1,709	42	(333)	91	151	251	503	732	1,694	4,840
Assets	1,801	183	–	91	151	251	503	732	2,013	5,725
Liabilities	(92)	(141)	(333)	–	–	–	–	–	(319)	(885)
At 31 December 2016	1,709	42	(333)	91	151	251	503	732	1,694	4,840

Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions, disposals and transfers to held for sale.

The amount of deferred tax liability expected to be settled after more than 12 months is £522m (2016: £273m). The amount of deferred tax assets expected to be recovered after more than 12 months is £3,399m (2016: £5,066m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Tax losses and temporary differences

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £157m (2016: £64m) and gross tax losses of £17,919m (2016: £16,820m). The tax losses include capital losses of £3,126m (2016: £3,138m) and unused tax credits of £546m (2016: £514m). Of these tax losses, £409m (2016: £394m) expire within five years, £193m (2016: £57m) expire within six to ten years, £2,016m (2016: £358m) expire within 11 to 20 years and £15,301m (2016: £16,011m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Group investments in subsidiaries, branches and associates

Deferred tax is not recognised in respect of the value of Group’s investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised decreased in the period to £0.1bn (2016: £2bn) following the reduction of the Group’s holding in BAGL during 2017.

210 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

11 Earnings per share
				2017 £m	2016 £m	2015 £m
(Loss)/profit attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations				(1,922)	1,623	(394)
Tax credit on profit after tax attributable to other equity instrument holders				174	128	70
Total (loss)/profit attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations				(1,748)	1,751	(324)

Continuing operations
Profit/(loss) attributable to ordinary equity holders of the parent in respect of continuing operations				413	1,434	(696)
Tax credit on profit after tax attributable to other equity instrument holders				174	128	70
Profit/(loss) attributable to equity holders of the parent in respect of continuing operations				587	1,562	(626)

Discontinued operation
(Loss)/profit attributable to ordinary equity holders of the parent in respect of discontinued operations				(2,335)	189	302
Dilutive impact of convertible options in respect of discontinued operations				–	(1)	–
(Loss)/profit attributable to equity holders of the parent in respect of discontinued operations including dilutive impact on convertible options				(2,335)	188	302
				–
(Loss)/profit attributable to equity holders of the parent in respect of continuing and discontinued operations including dilutive impact on convertible options				(1,748)	1,750	(324)

				2017 million	2016 million	2015 million
Basic weighted average number of shares in issue				16,996	16,860	16,687
Number of potential ordinary shares				288	184	367
Diluted weighted average number of shares				17,284	17,044	17,054

	Basic earnings per share			Diluted earnings per share
	2017 p	2016 p	2015 p	2017 p	2016 p	2015 p
(Loss)/earnings per ordinary share	(10.3)	10.4	(1.9)	(10.1)	10.3	(1.9)
Earnings/(loss) per ordinary share in respect of continuing operations	3.5	9.3	(3.7)	3.4	9.2	(3.7)
(Loss)/earnings per ordinary share in respect of discontinued operation	(13.8)	1.1	1.8	(13.5)	1.1	1.8

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 288m (2016: 184m) shares. The increase in the number of potential ordinary shares is mainly due to the widening of the spread between the average share price of £2.08 (2016: £1.74) and the average weighted strike price of £1.41 (2016: £1.88) compared to the prior year. The total number of share options outstanding, under schemes considered to be potentially dilutive, was 534m (2016: 584m). These options have strike prices ranging from £1.20 to £2.28.

Of the total number of employee share options and share awards at 31 December 2017, 10m (2016: 93m) were anti-dilutive.

The 136m (2016: 173m) increase in the basic weighted average number of shares since 31 December 2016 to 16,996m is primarily due to shares issued under employee share schemes and the Scrip Dividend Programme.

12 Dividends on ordinary shares

The Directors have approved a final dividend in respect of 2017 of 2.0p per ordinary share of 25p each which will be paid on 05 April 2018 to shareholders on the Share Register on 02 March 2018 resulting in a total dividend of 3.0p per share for the year. On 31 December 2017, there were 17,060m ordinary shares in issue. The financial statements for the year ended 31 December 2017 does not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2018. The 2017 financial statements include the 2017 interim dividends of £170m (2016: £169m) and final dividend declared in relation to 2016 of £339m (2016: £588m). Dividends are funded out of distributable reserves.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 211

Notes to the financial statements

Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arm’s-length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Detail regarding the Group’s approach to managing market risk can be found on pages 117 to 121.

13 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Trading portfolio assets		Trading portfolio liabilities
	2017 £m	2016 £m	2017 £m	2016 £m
Debt securities and other eligible bills	51,200	38,789	(29,045)	(26,842)
Equity securities	59,338	38,329	(8,306)	(7,831)
Traded loans	3,140	2,975	–	–
Commodities	82	147	–	(14)
Trading portfolio assets/(liabilities)	113,760	80,240	(37,351)	(34,687)

14 Financial assets designated at fair value

Accounting for financial assets designated at fair value

In accordance with IAS 39, financial assets may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics described in Note 15.

The details on how the fair value amounts are derived for financial assets designated at fair value are described in Note 18.

	2017 £m	2016 £m
Loans and advances	11,037	10,519
Debt securities	15	70
Equity securities	4,670	4,558
Reverse repurchase agreements	100,040	63,162
Customers’ assets held under investment contracts	–	37
Other financial assets	519	262
Financial assets designated at fair value	116,281	78,608

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Loans and advances designated at fair value, attributable to credit risk	11,037	10,519	10	(42)	2	(42)
Value mitigated by related credit derivatives	256	339	1	(2)	(12)	(13)

212 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

The Group applies IAS 39. All derivative instruments are held at fair value through profit or loss, except for derivatives that are in a designated cash flow or net investment hedge accounting relationship. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes terms included in a contract or other financial asset or liability (the host), which, had it been a standalone contract, would have had met the definition of a derivative. If these are separated from the host i.e. when the economic characteristics of the embedded derivative are not closely related with those of the host contract and the combined instrument is not measured at fair value though profit or loss, then they are accounted for in the same way as derivatives.

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

Total derivatives	2017			2016
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	35,686,673	237,504	(237,236)	36,185,820	345,624	(339,646)
Total derivative assets/(liabilities) held for risk management	231,348	165	(1,109)	336,524	1,002	(841)
Derivative assets/(liabilities)	35,918,021	237,669	(238,345)	36,522,344	346,626	(340,487)
Further information on netting arrangements of derivative financial instruments can be found within Note 19.

Trading derivatives are managed within the Group’s market risk management policies, which are outlined on pages 117 to 121.

The Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit risk section on pages 96 to 116.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 213

Notes to the financial statements

Assets and liabilities held at fair value

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading	2017			2016
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	3,131,184	26,534	(26,177)	2,308,922	32,442	(30,907)
Currency swaps	1,098,587	23,675	(22,003)	1,086,552	40,083	(40,164)
OTC options bought and sold	506,156	4,056	(4,665)	772,031	6,338	(6,762)
OTC derivatives	4,735,927	54,265	(52,845)	4,167,505	78,863	(77,833)
Foreign exchange derivatives cleared by central counterparty	59,618	607	(585)	43,478	366	(388)
Exchange traded futures and options – bought and sold	24,266	30	(30)	18,813	31	(27)
Foreign exchange derivatives	4,819,811	54,902	(53,460)	4,229,796	79,260	(78,248)
Interest rate derivatives
Interest rate swaps	5,680,977	121,560	(112,187)	4,799,897	153,822	(143,059)
Forward rate agreements	268,277	87	(88)	296,559	999	(968)
OTC options bought and sold	2,384,453	27,235	(29,635)	2,522,430	42,412	(43,373)
OTC derivatives	8,333,707	148,882	(141,910)	7,618,886	197,233	(187,400)
Interest rate derivatives cleared by central counterparty[a]	13,215,545	3,675	(3,390)	14,439,407	30,503	(31,528)
Exchange traded futures and options – bought and sold	7,644,560	362	(358)	7,952,733	397	(370)
Interest rate derivatives	29,193,812	152,919	(145,658)	30,011,026	228,133	(219,298)
Credit derivatives
OTC swaps	411,160	7,595	(6,233)	615,057	11,811	(10,513)
Credit derivatives cleared by central counterparty	303,841	4,954	(5,319)	332,743	4,462	(4,572)
Credit derivatives	715,001	12,549	(11,552)	947,800	16,273	(15,085)
Equity and stock index derivatives
OTC options bought and sold	58,456	5,262	(9,591)	102,545	6,766	(8,837)
Equity swaps and forwards	103,283	2,235	(5,478)	105,120	2,253	(4,435)
OTC derivatives	161,739	7,497	(15,069)	207,665	9,019	(13,272)
Exchange traded futures and options – bought and sold	632,662	7,201	(9,050)	585,620	8,070	(8,600)
Equity and stock index derivatives	794,401	14,698	(24,119)	793,285	17,089	(21,872)
Commodity derivatives
OTC options bought and sold	4,465	32	(103)	14,053	395	(461)
Commodity swaps and forwards	12,755	662	(753)	16,086	1,528	(1,821)
OTC derivatives	17,220	694	(856)	30,139	1,923	(2,282)
Exchange traded futures and options – bought and sold	146,428	1,742	(1,591)	173,774	2,946	(2,861)
Commodity derivatives	163,648	2,436	(2,447)	203,913	4,869	(5,143)
Derivative assets/(liabilities) held for trading	35,686,673	237,504	(237,236)	36,185,820	345,624	(339,646)

Total OTC derivatives held for trading	13,659,753	218,933	(216,913)	12,639,252	298,849	(291,300)
Total derivatives cleared by central counterparty held for trading	13,579,004	9,236	(9,294)	14,815,628	35,331	(36,488)
Total exchange traded derivatives held for trading	8,447,916	9,335	(11,029)	8,730,940	11,444	(11,858)
Derivative assets/(liabilities) held for trading	35,686,673	237,504	(237,236)	36,185,820	345,624	(339,646)

214 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management	2017			2016
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives designated as cash flow hedges
Currency swaps	–	–	–	1,357	453	–
Interest rate swaps	1,482	7	(3)	5,965	154	(6)
Interest rate derivatives cleared by central counterparty	122,103	–	–	181,541	62	(27)
Derivatives designated as cash flow hedges	123,585	7	(3)	188,863	669	(33)
Derivatives designated as fair value hedges
Interest rate swaps	7,345	117	(1,096)	10,733	301	(744)
Interest rate derivatives cleared by central counterparty	97,436	–	–	130,842	–	–
Derivatives designated as fair value hedges	104,781	117	(1,096)	141,575	301	(744)
Derivatives designated as hedges of net investments
Forward foreign exchange	2,982	41	(10)	6,086	32	(64)
Derivatives designated as hedges of net investments	2,982	41	(10)	6,086	32	(64)
Derivative assets/(liabilities) held for risk management	231,348	165	(1,109)	336,524	1,002	(841)

Total OTC derivatives held for risk management	11,809	165	(1,109)	24,141	940	(814)
Total derivatives cleared by central counterparty held for risk management	219,539	–	–	312,383	62	(27)
Derivative assets/(liabilities) held for risk management	231,348	165	(1,109)	336,524	1,002	(841)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

		Up to	One to	Two to	Three to	Four to	More than
	Total	one year	two years	three years	four years	five years	five years
	£m	£m	£m	£m	£m	£m	£m
2017
Forecast receivable cash flows	2,671	484	584	561	416	305	321
Forecast payable cash flows	–	–	–	–	–	–	–

2016
Forecast receivable cash flows	2,616	455	531	511	411	327	381
Forecast payable cash flows	52	15	16	7	6	5	3

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments is 10 years (2016: 10 years).

Amounts recognised in net interest income	2017 £m	2016 £m
Gains on the hedged items attributable to the hedged risk	550	1,787
Losses on the hedging instruments	(460)	(1,741)
Fair value ineffectiveness	90	46
Cash flow hedging ineffectiveness	(135)	28
Net investment hedging ineffectiveness	2	(3)

Gains and losses transferred from the cash flow hedging reserve to the income statement included a £nil (2016: £17m gain) transferred to interest income; a £632m gain (2016: £491m gain) to interest expense; a £nil (2016: £17m gain) to administration and general expenses; and a £nil (2016: £75m loss) to taxation.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 215

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

	2017 £m	2016 £m
Available for sale debt securities and other eligible bills	52,020	57,703
Available for sale equity securities	1,787	438
Held to maturity debt securities	5,109	5,176
Financial investments	58,916	63,317

17 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IAS 39, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). Movements in own credit are reported through other comprehensive income from January 2017 upon early adoption of IFRS 9. The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

The details on how the fair value amounts are arrived for financial liabilities designated at fair value are described in Note 18.

	2017		2016
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	42,563	46,920	34,985	37,034
Deposits	4,448	4,414	5,269	5,303
Liabilities to customers under investment contracts	–	–	37	–
Repurchase agreements	126,691	126,822	55,710	55,760
Other financial liabilities	16	16	30	30
Financial liabilities designated at fair value	173,718	178,172	96,031	98,127

The cumulative own credit net loss recognised is £179m (2016: £239m loss).

18 Fair value of financial instruments

Accounting for financial assets and liabilities – fair values

The Group applies IAS 39. All financial instruments are initially recognised at fair value on the date of initial recognition (including transaction costs, other than financial instruments held at fair value through profit or loss) and, depending on the classification of the asset or liability, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Group’s financial assets and liabilities, especially derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data such as in primary issuance and redemption activity for structured notes.

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

216 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

18 Fair value of financial instruments continued

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

The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 224.

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

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2017				2016
	Valuation technique using				Valuation technique using
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Trading portfolio assets	63,925	47,858	1,977	113,760	41,550	36,625	2,065	80,240
Financial assets designated at fair value	4,347	104,187	7,747	116,281	4,031	64,630	9,947	78,608
Derivative financial assets	3,786	228,549	5,334	237,669	5,261	332,819	8,546	346,626
Available for sale investments	22,841	30,571	395	53,807	21,218	36,551	372	58,141
Investment property	–	–	116	116	–	–	81	81
Assets included in disposal groups classified as held for sale[a]	–	–	29	29	6,754	8,511	6,009	21,274
Total assets	94,899	411,165	15,598	521,662	78,814	479,136	27,020	584,970

Trading portfolio liabilities	(20,905)	(16,442)	(4)	(37,351)	(20,205)	(14,475)	(7)	(34,687)
Financial liabilities designated at fair value	–	(173,238)	(480)	(173,718)	(70)	(95,121)	(840)	(96,031)
Derivative financial liabilities	(3,631)	(229,517)	(5,197)	(238,345)	(5,051)	(328,265)	(7,171)	(340,487)
Liabilities included in disposal groups classified as held for sale[a]	–	–	–	–	(397)	(5,224)	(6,201)	(11,822)
Total liabilities	(24,536)	(419,197)	(5,681)	(449,414)	(25,723)	(443,085)	(14,219)	(483,027)

Note

a	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 217

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type.

Assets and liabilities held at fair value by product type
	Assets Valuation technique using			Liabilities Valuation technique using
	Level 1 £m	Level 2 £m	Level 3 £m	Level 1 £m	Level 2 £m	Level 3 £m
As at 31 December 2017
Interest rate derivatives	–	150,325	2,718	–	(143,890)	(2,867)
Foreign exchange derivatives	–	54,783	160	–	(53,346)	(124)
Credit derivatives	–	11,163	1,386	–	(11,312)	(240)
Equity derivatives	3,786	9,848	1,064	(3,631)	(18,527)	(1,961)
Commodity derivatives	–	2,430	6	–	(2,442)	(5)
Government and government sponsored debt	34,783	49,853	49	(13,079)	(13,116)	–
Corporate debt	–	15,098	871	–	(3,580)	(4)
Certificates of deposit, commercial paper and other money market instruments	–	1,491	–	–	(7,377)	(250)
Reverse repurchase and repurchase agreements	–	100,038	–	–	(126,691)	–
Non-asset backed loans	–	5,710	6,657	–	–	–
Asset backed securities	–	1,837	626	–	(221)	–
Issued debt	–	–	–	–	(38,176)	(214)
Equity cash products	56,322	7,690	112	(7,826)	(388)	–
Private equity investments	8	1	817	–	–	(16)
Assets and liabilities held for sale	–	–	29	–	–	–
Other[a]	–	898	1,103	–	(131)	–
Total	94,899	411,165	15,598	(24,536)	(419,197)	(5,681)

As at 31 December 2016
Interest rate derivatives	–	222,892	5,759	–	(215,213)	(4,860)
Foreign exchange derivatives	–	79,612	132	–	(78,263)	(51)
Credit derivatives	–	14,662	1,611	–	(14,844)	(241)
Equity derivatives	4,210	11,842	1,037	(4,058)	(15,808)	(2,007)
Commodity derivatives	1,052	3,809	8	(991)	(4,138)	(13)
Government and government sponsored debt	31,203	49,834	3	(12,761)	(11,454)	–
Corporate debt	46	11,921	969	(27)	(1,907)	(5)
Certificates of deposit, commercial paper and other money market instruments	–	994	–	–	(6,936)	(319)
Reverse repurchase and repurchase agreements	–	63,162	–	–	(55,710)	–
Non-asset backed loans	–	2,888	8,767	–	–	–
Asset backed securities	–	1,956	515	–	(256)	–
Issued debt	–	–	–	–	(31,973)	(298)
Equity cash products	35,399	6,478	150	(7,416)	(934)	(2)
Private equity investments	23	110	856	–	(18)	(12)
Assets and liabilities held for sale	6,754	8,511	6,009	(397)	(5,224)	(6,201)
Other[a]	127	465	1,204	(73)	(407)	(210)
Total	78,814	479,136	27,020	(25,723)	(443,085)	(14,219)

Note

a	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

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

Interest rate derivatives

Description: Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate and inflation derivatives are generally valued using curves of forward rates constructed from market data to project and discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from market inputs, and use industry standard or bespoke models depending on the product type.

218 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

18 Fair value of financial instruments continued

Observability: In general, inputs are considered observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity to unobservable valuation inputs is based on the dispersion of consensus data services where available, or alternatively it is based on stress scenarios or historic data.

Foreign exchange derivatives

Description: Derivatives linked to the foreign exchange (FX) market. The category includes FX forward contracts, FX swaps and FX options. The majority are traded as over the counter (OTC) derivatives.

Valuation: FX derivatives are valued using industry standard and bespoke models depending on the product type. Valuation inputs include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate.

Observability: FX correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is primarily based on the dispersion of consensus data services.

Credit derivatives

Description: Derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets (e.g. a securitised product). The category includes single name and index credit default swaps (CDS), asset backed CDS and synthetic collateralised debt obligations (CDOs).

Valuation: CDS are valued on industry standard models using curves of credit spreads as the principal input. Credit spreads are observed directly from broker data, third-party vendors or priced to proxies. Synthetic CDOs are valued using a model that incorporates credit spreads, recovery rates, correlations and interest rates, and is calibrated to the index tranche market.

Observability: CDS contracts referencing entities that are actively traded are generally considered observable. Other valuation inputs are considered observable if products with significant sensitivity to the inputs are actively traded in a liquid market. Unobservable valuation inputs are generally determined with reference to recent transactions or inferred from observable trades of the same issuer or similar entities.

Level 3 sensitivity: Sensitivity to unobservable CDS contracts is determined by applying a shift to credit spread curves based on the average range of pricing observed in the market for similar CDS. Sensitivity to unobservable synthetic CDOs is calculated using correlation levels derived from the range of contributors to a consensus bespoke service.

Equity derivatives

Description: Exchange traded or OTC derivatives linked to equity indices and single names. The category includes vanilla and exotic equity products.

Valuation: Equity derivatives are valued using industry standard models. Valuation inputs include stock prices, dividends, volatilities, interest rates, equity repurchase curves and, for multi-asset products, correlations.

Observability: In general, valuation inputs are observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services.

Commodity derivatives

Description: Exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: Commodity swaps and options are valued using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and correlations.

Observability: Commodity correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set with reference to similar observable products, or by applying extrapolation techniques to observable inputs.

Level 3 sensitivity: Sensitivity is determined primarily by measuring historical variability over a period of years. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

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

Government and government sponsored debt

Description: Government bonds, supra sovereign bonds and agency bonds.

Valuation: Liquid bonds that are actively traded through an exchange or clearing house are marked to the levels observed in these markets. Other actively traded bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields for actively traded bonds from the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by using a range of observable alternative prices.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 219

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Corporate debt

Description: Primarily corporate bonds.

Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: Prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by applying a shift to bond yields using the average ranges of external levels observed in the market for similar bonds.

Certificates of Deposit, Commercial Paper and other money market instruments

Description: Certificates of deposit, commercial paper and other money market instruments.

Valuation: Instruments are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing services.

Observability: Prices for actively traded instruments are considered observable. Unobservable instrument prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally calculated by using a range of observable alternative prices.

Reverse repurchase and repurchase agreements

Description: Includes securities purchased under resale agreements, securities sold under repurchase agreements, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Repurchase and reverse repurchase agreements are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services, stress scenarios or historic data. In general, the sensitivity of unobservable inputs is not significant to the overall valuation given the predominantly short-term nature of the agreements.

Non-asset backed loans

Description: Largely made up of fixed rate loans.

Valuation: Fixed rate loans are valued using models that discount expected future cash flows based on interest rates and loan spreads.

Observability: Within this loan population, the loan spread is generally unobservable. Unobservable loan spreads are determined by incorporating funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.

Level 3 sensitivity: The sensitivity of fixed rate loans is calculated by applying a shift to loan spreads.

Asset backed securities

Description: Securities that are linked to the cash flows of a pool of referenced assets via securitisation. The category includes residential mortgage backed securities, commercial mortgage backed securities, CDOs, collateralised loan obligations (CLOs) and other asset backed securities.

Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

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

Issued debt

Description: Debt notes issued by Barclays.

Valuation: Issued debt is valued using discounted cash flow techniques and industry standard models incorporating various inputs observed for each instrument.

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

220 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

18 Fair value of financial instruments continued

Equity cash products

Description: Includes listed equities, Exchange Traded Funds (ETF) and preference shares.

Valuation: Valuation of equity cash products is primarily determined through market observable prices.

Observability: Prices for actively traded equity cash products are considered observable. Unobservable equity prices are generally determined by reference to actively traded instruments that are similar in nature, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally calculated based on applying a shift to the valuation of the underlying asset.

Private equity investments

Description: Includes private equity holdings and principal investments.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’ which require the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates.

Level 3 sensitivity: Private equity valuation models are each sensitive to a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is generally estimated by shifting assumptions to reasonable alternative levels.

Assets and liabilities held for sale

Description: Assets and liabilities held for sale consist of disposal groups Barclays intend to sell.

Valuation: Assets and liabilities held for sale are valued at the lower of carrying value and fair value less costs to sell.

Level 3 sensitivity: The disposal groups that are measured at fair value less cost to sell are valued at the agreed price less costs to sell and are not expected to display significant sensitivity. The sensitivity of the assets and liabilities measured at carrying value is explained within the relevant product descriptions.

Other

Description: Other includes commercial real estate loans, funds and fund-linked products, asset-backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were transfers of £3,807m of government bond assets and £1,023m/£(950)m of commodity derivative assets and liabilities from Level 1 to Level 2 (2016: £2,340m of government bond assets transferred from Level 2 to Level 1) to reflect the market observability of these product types. These transfers are reflected as if they had taken place at the beginning of the year.

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

During the year:

◾	£721m of net interest rate derivatives were transferred from Level 3 to Level 2 to reflect the market observability of the products;

◾	£2,284m of non-asset backed loans were derecognised due to a substantial modification of terms on the ESHLA loans. The restructured loans are measured on an amortised cost basis.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 221

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Analysis of movements in Level 3 assets and liabilities
	As at					Total gains and losses in the period recognised in the income statement		Total gains or losses recog-	Transfers		As at 31
	1 January 2017 £m	Purchases £m	Sales £m	Issues £m	Settle- ments £m	Trading income £m	Other income £m	nised in OCI £m	In £m	Out £m	December 2017 £m
Government and government sponsored debt	3	46	–	–	–	–	–	–	–	–	49
Corporate debt	969	73	(47)	–	(98)	21	–	–	6	(53)	871
Non-asset backed loans	151	435	(187)	–	(221)	(8)	–	–	1	(5)	166
Asset backed securities	515	195	(78)	–	(9)	9	–	–	–	(5)	627
Equity cash products	77	24	(11)	–	–	(19)	–	–	–	(3)	68
Other	350	2	(77)	–	(97)	25	(1)	–	3	(9)	196
Trading portfolio assets	2,065	775	(400)	–	(425)	28	(1)	–	10	(75)	1,977

Non-asset backed loans	8,616	–	–	–	(2,284)	159	–	–	–	–	6,491
Asset backed loans	201	27	(25)	–	(3)	(17)	(3)	–	6	(31)	155
Private equity investments	562	26	(127)	–	(1)	(1)	29	–	21	(11)	498
Equity cash products	–	–	–	–	(1)	(7)	–	–	16	–	8
Other	568	4,675	(4,646)	–	(247)	41	197	–	16	(9)	595
Financial assets designated at fair value	9,947	4,728	(4,798)	–	(2,536)	175	223	–	59	(51)	7,747

Equity cash products	73	–	–	–	–	–	1	2	5	(45)	36
Private equity investments	294	15	(78)	–	–	–	(5)	37	60	(4)	319
Other	5	36	–	–	(2)	–	–	1	–	–	40
Available for sale investments	372	51	(78)	–	(2)	–	(4)	40	65	(49)	395

Investment property	81	114	(69)	–	–	–	(10)	–	–	–	116

Trading portfolio liabilities	(7)	(4)	1	–	–	2	–	–	(1)	5	(4)

Certificates of deposit, commercial paper and other money market instruments	(319)	–	69	–	–	–	9	–	(104)	95	(250)
Issued debt	(298)	–	84	–	–	–	–	–	–	–	(214)
Other	(223)	–	–	–	204	–	(6)	–	–	9	(16)
Financial liabilities designated at fair value	(840)	–	153	–	204	–	3	–	(104)	104	(480)

Interest rate derivatives	899	58	(1)	–	(208)	(166)	–	–	(11)	(721)	(150)
Foreign exchange derivatives	81	–	–	–	(12)	27	–	–	(13)	(46)	37
Credit derivatives	1,370	5	(2)	–	(29)	(128)	–	–	(69)	(1)	1,146
Equity derivatives	(970)	(220)	(14)	–	374	(43)	–	–	(16)	(7)	(896)
Commodity derivatives	(5)	–	–	–	–	4	–	–	1	–	–
Net derivative financial instruments[a]	1,375	(157)	(17)	–	125	(306)	–	–	(108)	(775)	137
Assets and liabilities held for sale	574	–	(574)	–	–	–	–	–	–	–	–
Total	13,567	5,507	(5,782)	–	(2,634)	(101)	211	40	(79)	(841)	9,888

Net assets held for sale measured at fair value on non-recurring basis											29
Total	13,567	5,507	(5,782)	–	(2,634)	(101)	211	40	(79)	(841)	9,917

Note

a	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,334m (2016: £8,546m) and derivative financial liabilities are £5,197m (2016: £7,171m).

222 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

18 Fair value of financial instruments continued

Analysis of movements in Level 3 assets and liabilities
	As at					Total gains and losses in the period recognised in the income statement		Total gains or losses recog-	Transfers		As at 31
	1 January 2016 £m	Purchases £m	Sales £m	Issues £m	Settle- ments £m	Trading income £m	Other income £m	nised in OCI £m	In £m	Out £m	December 2016 £m
Government and government sponsored debt	320	–	(317)	–	–	–	–	–	–	–	3
Corporate debt	2,843	38	(48)	–	(5)	206	–	–	32	(2,097)	969
Non-asset backed loans	507	173	(498)	–	(4)	(38)	–	–	18	(7)	151
Asset backed securities	743	129	(295)	–	(171)	111	–	–	1	(3)	515
Equity cash products	121	4	(4)	–	–	(15)	–	–	–	(29)	77
Other	374	55	(89)	–	(1)	30	–	–	1	(20)	350
Trading portfolio assets	4,908	399	(1,251)	–	(181)	294	–	–	52	(2,156)	2,065

Non-asset backed loans	15,963	–	–	–	(8,602)	1,155	100	–	–	–	8,616
Asset backed loans	256	48	(225)	–	(20)	30	–	–	112	–	201
Private equity investments	457	38	(51)	–	(3)	16	120	–	6	(21)	562
Equity cash products	26	–	(26)	–	–	–	–	–	–	–	–
Other	595	2,658	(2,729)	–	(33)	37	85	–	41	(86)	568
Financial assets designated at fair value	17,297	2,744	(3,031)	–	(8,658)	1,238	305	–	159	(107)	9,947

Equity cash products	24	52	(7)	–	–	–	3	2	–	(1)	73
Private equity investments	877	15	(254)	–	(407)	–	–	63	–	–	294
Other	20	1	(7)	–	(16)	–	1	5	1	–	5
Available for sale investments	921	68	(268)	–	(423)	–	4	70	1	(1)	372

Investment property	82	–	(3)	–	–	–	2	–	–	–	81

Trading portfolio liabilities	–	–	(9)	–	–	(1)	–	–	–	3	(7)

Certificates of deposit, commercial paper and other money market instruments	(272)	–	–	(19)	48	2	(7)	–	(301)	230	(319)
Issued debt	(538)	–	–	–	231	–	9	–	–	–	(298)
Other	(244)	–	–	–	83	(48)	(2)	–	(50)	38	(223)
Financial liabilities designated at fair value	(1,054)	–	–	(19)	362	(46)	–	–	(351)	268	(840)

Interest rate derivatives	418	45	3	–	(6)	228	–	–	294	(83)	899
Foreign exchange derivatives	(104)	–	30	2	40	6	–	–	55	52	81
Credit derivatives	1,685	2	(306)	–	(119)	111	–	–	3	(6)	1,370
Equity derivatives	(857)	196	7	(83)	(34)	(98)	–	–	(15)	(86)	(970)
Commodity derivatives	(506)	–	–	–	91	(3)	–	–	–	413	(5)
Net derivative financial instruments[a]	636	243	(266)	(81)	(28)	244	–	–	337	290	1,375
Assets and liabilities held for sale	424	126	(166)	(116)	85	–	172	–	–	49	574
Total	23,214	3,580	(4,994)	(216)	(8,843)	1,729	483	70	198	(1,654)	13,567

Net liabilities held for sale measured at fair value on non-recurring basis											(766)
Total	23,214	3,580	(4,994)	(216)	(8,843)	1,729	483	70	198	(1,654)	12,801

Note

a	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,334m (2016: £8,546m) and derivative financial liabilities are £5,197m (2016: £7,171m).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 223

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2017				2016
	Income statement		Other		Income statement		Other
As at 31 December	Trading income £m	Other income £m	compre- hensive income £m	Total £m	Trading income £m	Other income £m	compre- hensive income £m	Total £m [a]
Trading portfolio assets	(34)	–	–	(34)	243	–	–	243
Financial assets designated at fair value	147	200	–	347	227	271	–	498
Available for sale investments	–	(4)	29	25	–	6	70	76
Investment property	–	(10)	–	(10)	–	2	–	2
Trading portfolio liabilities	3	–	–	3	(1)	–	–	(1)
Financial liabilities designated at fair value	58	10	–	68	96	(6)	–	90
Net derivative financial instruments	(301)	–	–	(301)	175	–	–	175
Assets and liabilities held for sale	–	–	–	–	–	128	–	128
Total	(127)	196	29	98	740	401	70	1,211
Note a The unrealised gain of £1,211m on Level 3 assets in 2016 is largely offset by losses on related Level 2 and Level 1 portfolio hedges.
Sensitivity analysis of valuations using unobservable inputs
	2017				2016
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement £m	Equity £m	Income statement £m	Equity £m	Income statement £m	Equity £m	Income statement £m	Equity £m
Interest rate derivatives	114	–	(138)	–	209	–	(249)	–
Foreign exchange derivatives	6	–	(6)	–	15	–	(15)	–
Credit derivatives	106	–	(79)	–	127	–	(133)	–
Equity derivatives	99	–	(99)	–	163	–	(164)	–
Commodity derivatives	3	–	(3)	–	5	–	(5)	–
Corporate debt	4	–	(3)	–	7	–	(2)	–
Certificates of deposit, commercial paper and other money market instruments	–	–	–	–	–	–	(1)	–
Non asset backed loans	243	–	(468)	–	462	–	(597)	–
Asset backed securities	1	–	–	–	1	–	(1)	–
Issued debt	–	–	–	–	–	–	–	–
Equity cash products	12	24	(8)	(24)	12	26	(11)	(26)
Private equity investments	133	13	(138)	(13)	104	18	(104)	(21)
Assets and liabilities held for sale	–	–	–	–	3	–	(3)	–
Other[a]	5	–	(5)	–	155	–	(113)	–
Total	726	37	(947)	(37)	1,263	44	(1,398)	(47)

Note

a	Other includes commercial real estate loans, funds and fund linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £763m (2016: £1,307m) or to decrease fair values by up to £984m (2016: £1,445m) with substantially all the potential effect impacting profit and loss rather than reserves.

224 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

18 Fair value of financial instruments continued

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)	Significant unobservable inputs	2017 Range		2016 Range
			Min	Max	Min	Max	Units	[a]
Derivative financial instruments[b]

Interest rate	Discounted cash flows	Inflation forwards	1	3	(1)	8	%
derivatives		Credit spread	45	1,320	25	1,669	bps
	Comparable pricing	Price	-	100	-	100	points
	Option model	Inflation volatility	35	201	35	207	bp vol
		IR – IR correlation	(24)	99	(26)	98	%
		FX – IR correlation	(30)	24	(15)	81	%
		Interest rate volatility	5	353	9	295	bp vol
Credit derivatives	Discounted cash flows	Credit spread	122	190	133	274	bps
Equity derivatives	Option model	Equity volatility	3	92	1	150	%
		Equity – equity correlation	(100)	100	(90)	100	%
		Equity – FX correlation	(100)	45	(80)	25	%
	Discounted cash flow	Discounted margin	(105)	301	(130)	331	bps
Non-derivative financial instruments

Non-asset backed loans	Discounted cash flows	Loan spread	30	596	30	1,495	bps
		Price	–	50	–	99	points
	Comparable pricing	Price	–	100	–	100	points
Corporate debt	Comparable pricing	Price	–	100	–	121	points
	Discounted cash flows	Credit spread	140	190	145	190	bps
Asset backed securities	Comparable pricing	Price	–	99	–	270	points
Private equity investments	EBITDA multiple	EBITDA multiple	8	13	5	17	multiple
Notes

a	The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
b	Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 31-596 bps (2016: 65-874bps).

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement. A description of those interrelationships is included below.

Forwards

A price or rate that is applicable to a financial transaction that will take place in the future.

In general, a significant increase in a forward in isolation will result in a fair value increase for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Credit spread

Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in credit spread in isolation will result in a movement in a fair value decrease for a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Volatility

Volatility is a measure of the variability or uncertainty in return for a given derivative underlying. It is an estimate of how much a particular underlying instrument input or index will change in value over time. In general, volatilities are implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, and the strike/maturity profile of a specific contract.

In general a significant increase in volatility in isolation will result in a fair value increase for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be interrelationships between unobservable volatilities and other unobservable inputs (e.g. when equity prices fall, implied equity volatilities generally rise) but these are generally specific to individual markets and may vary over time.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 225

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Correlation

Correlation is a measure of the relationship between the movements of two variables. Correlation can be a significant input into valuation of derivative contracts with more than one underlying instrument. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a CDO structure.

A significant increase in correlation in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Comparable price

Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable instrument, then adjusting that yield (or spread) to account for relevant differences such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable and unobservable instruments in order to establish a value.

In general, a significant increase in comparable price in isolation will result in an increase in the price of the unobservable instrument. For derivatives, a change in the comparable price in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Loan spread

Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.

The ESHLA portfolio primarily consists of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of zero defaults since inception. While the overall loan spread range is from 30bps to 596bps (2016: 30bps to 1,495bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 99% of the loan notional being valued with spreads less than 200bps consistently for both years.

In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

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

EBITDA Multiple

EBITDA multiple is the ratio of the valuation of the investment to the Earnings before interest, taxes, depreciation and amortization. In general a significant increase in the multiple will result in a fair value increase for an investment.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	2017 £m	2016 £m
Exit price adjustments derived from market bid-offer spreads	(391)	(475)
Uncollateralised derivative funding	(45)	(82)
Derivative credit valuation adjustments	(103)	(237)
Derivative debit valuation adjustments	131	242

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

Bid-offer levels are generally derived from market quotes such as broker data. Less liquid instruments may not have a directly observable bid-offer level. In such instances, an exit price adjustment may be derived from an observable bid-offer level for a comparable liquid instrument, or determined by calibrating to derivative prices, or by scenario or historical analysis.

Exit price adjustments derived from market bid-offer spreads have reduced by £84m to £391m as a result of risk reduction and spread tightening.

Discounting approaches for derivative instruments

Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant credit support annex (CSA). The CSA aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

226 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

18 Fair value of financial instruments continued

Uncollateralised

A fair value adjustment of £45m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the ‘Funding Fair Value Adjustment’ (FFVA). FFVA has decreased by £37m to £45m mainly as a result of material trade unwinds.

FFVA is determined by calculating the net expected exposure at a counterparty level and applying a funding rate to the exposure that reflects the market cost of funding. Barclays’ internal Treasury rates are used as an input to the calculation. The approach takes into account the probability of default of each counterparty, as well as any mandatory break clauses.

FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2017 was to reduce FFVA by £138m (2016: £246m).

The approach outlined above has been in use since 2012 with no significant changes.

Barclays continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate. The above approach has been in use since 2012 with no significant changes.

Derivative credit and debit valuation adjustments

CVA and DVA are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays’ own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. CVA and DVA are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include (but are not limited to) corporates, sovereigns and sovereign agencies and supranationals.

Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.

Probability of default and recovery rate information is generally sourced from the CDS markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £50m (2016: £95m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way,’ or ‘right-way’ risk, is not systematically incorporated into the CVA calculation but is adjusted where the underlying exposure is directly related to the counterparty.

CVA decreased by £134m to £103m, primarily due to reductions in the average maturity of the portfolio driven by trade unwinds. DVA reduced by £111m to £131m, primarily as a result of Barclays’ credit spreads tightening and trade unwinds.

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

Unrecognised gains as a result of the use of valuation models using unobservable inputs

For instruments where fair value cannot be evidenced by reference to observable market data, initial recognition occurs at the transaction price. This is achieved by recognising a reserve for the difference between unobservable fair value and transaction price.

For financial instruments measured at fair value on an ongoing basis the reserve was £109m (2016: £179m). During 2017 there were additions of £34m (2016: £29m) and amortisation and releases of £104m (2016: £37m).

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,070m (2016: £3,905m).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 227

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

	2017					2016
	Carrying amount £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m	Carrying amount £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial assets
Held to maturity	5,109	5,285	5,285	–	–	5,176	5,347	5,347	–	–
Loans and advances to banks	35,663	35,660	3,701	31,959	–	43,251	43,228	7,256	34,987	985
Loans and advances to customers:
– Home loans	147,002	145,262	–	–	145,262	144,765	141,155	–	–	141,155
– Credit cards, unsecured and other retail lending	55,767	55,106	655	–	54,451	57,808	57,699	737	42	56,920
– Finance lease receivables[a]	2,854	2,964	–	–	–	1,602	1,598
– Corporate loans	159,929	157,890	–	109,140	48,750	188,609	186,715		126,979	59,736
Reverse repurchase agreements and other similar secured lending	12,546	12,546	–	12,546	–	13,454	13,454	–	13,454	–
Assets included in disposal groups classified as held for sale[b]	1,164	1,195	–	–	1,195	43,593	44,838	1,070	4,614	39,154

Financial liabilities
Deposits from banks	(37,723)	(37,729)	(4,375)	(33,354)	–	(48,214)	(48,212)	(5,256)	(42,895)	(61)
Customer accounts:
– Current and demand accounts	(145,950)	(145,927)	(145,927)	–	–	(138,204)	(138,197)	(127,258)	(10,921)	(18)
– Savings accounts	(134,339)	(134,369)	(134,369)	–	–	(133,344)	(133,370)	(120,471)	(12,891)	(8)
– Other time deposits	(148,832)	(148,897)	(62,750)	(80,296)	(5,851)	(151,630)	(151,632)	(48,853)	(96,240)	(6,539)
Debt securities in issue	(73,314)	(74,752)	–	(72,431)	(2,321)	(75,932)	(76,971)	(196)	(74,712)	(2,063)
Repurchase agreements and other similar secured borrowing	(40,338)	(40,338)	–	(40,338)	–	(19,760)	(19,760)	–	(19,760)	–
Subordinated liabilities	(23,826)	(25,084)	–	(25,084)	–	(23,383)	(24,547)	–	(24,547)	–
Liabilities included in disposal groups classified as held for sale[b]	–	–	–	–	–	(51,775)	(51,788)	(22,264)	(28,998)	(526)

Notes

a	The fair value hierarchy for finance lease receivables is not required as part of the standard.
b	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

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

Financial assets

The carrying value of financial assets held at amortised cost is determined in accordance with the relevant accounting policy in Note 20.

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

There is minimal difference between the fair value and carrying amount due to the short-term nature of the lending, i.e. predominantly overnight deposit, and the high credit quality of counterparties.

Loans and advances to customers

The fair value of loans and advances to customers, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality.

For retail lending, i.e. home loans and credit cards, tailored discounted cash flow models are predominantly used to estimate the fair value of different product types. For example, for home loans different models are used to estimate fair values of tracker, offset and fixed rate mortgage products.

Key inputs to these models are the differentials between historic and current product margins and estimated prepayment rates.

The discount of fair value to carrying amount for home loans has reduced to 1.2% (2016: 2.5%) due to changes in product mix across the loan portfolio and movements in product margins.

The fair value of corporate loans is calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays charges a margin over LIBOR depending on credit quality and loss given default and years to maturity. The discount between the carrying and fair value has increased to 1.3% (2016: 1.0%).

228 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

18 Fair value of financial instruments continued

Reverse repurchase agreements

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Financial liabilities

The carrying value of financial liabilities held at amortised cost is determined in accordance with the accounting policy in Note 22.

Deposits from banks and customer accounts

In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently, such as customer accounts and other deposits and short-term debt securities.

The fair value for deposits with longer term maturities mainly time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently the fair value discount is minimal. There were transfers of £34,163m of deposits from banks and customers from Level 2 to Level 1 to reflect the market observability of these product types.

Debt securities in issue

Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value. The fair value difference has increased to 2.0% (2016: 1.4%).

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

19 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

◾	all financial assets and liabilities that are reported net on the balance sheet

◾	all derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The ‘Net amounts’ presented on the next page are not intended to represent the Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 229

Notes to the financial statements

Assets and liabilities held at fair value

19 Offsetting financial assets and financial liabilities continued

	Amounts subject to enforceable netting arrangements
	Effects of offsetting on-balance sheet			Related amounts not offset[a]
As at 31 December 2017	Gross amounts £m	Amounts offset £m [b]	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral £m	Net amount £m	Amounts not subject to enforceable netting arrange- ments £m [c]	Balance sheet total £m [d]
Derivative financial assets	256,881	(21,638)	235,243	(184,265)	(39,262)	11,716	2,426	237,669
Reverse repurchase agreements and other similar secured lending[e]	326,340	(223,495)	102,845	–	(102,380)	465	9,741	112,586
Total assets	583,221	(245,133)	338,088	(184,265)	(141,642)	12,181	12,167	350,255
Derivative financial liabilities	(253,030)	21,065	(231,965)	184,265	36,444	(11,256)	(6,380)	(238,345)
Repurchase agreements and other similar secured borrowing[e]	(374,616)	223,495	(151,121)	–	151,073	(48)	(15,908)	(167,029)
Total liabilities	(627,646)	244,560	(383,086)	184,265	187,517	(11,304)	(22,288)	(405,374)

As at 31 December 2016
Derivative financial assets	353,078	(11,934)	341,144	(273,602)	(49,923)	17,619	5,482	346,626
Reverse repurchase agreements and other similar secured lending	257,430	(187,262)	70,168	–	(69,932)	236	6,448	76,616
Total assets	610,508	(199,196)	411,312	(273,602)	(119,855)	17,855	11,930	423,242
Derivative financial liabilities	(345,752)	10,962	(334,790)	273,602	47,383	(13,805)	(5,697)	(340,487)
Repurchase agreements and other similar secured borrowing[e]	(257,854)	187,262	(70,592)	–	68,897	(1,695)	(4,878)	(75,470)
Total liabilities	(603,606)	198,224	(405,382)	273,602	116,280	(15,500)	(10,575)	(415,957)

Notes

a	Financial collateral of £39,262m (2016: £49,923m) was received in respect of derivative assets, including £33,092m (2016: £41,641m) of cash collateral and £6,170m (2016: £8,282m) of non-cash collateral. Financial collateral of £36,444m (2016: £47,383m) was placed in respect of derivative liabilities, including £32,575m (2016: £43,763m) of cash collateral and £3,869m (2016: £3,620m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation. Of the £33,092m (2016: £41,641m) cash collateral held, £19,351m (2016: £26,834m) was included in deposits from banks and £13,741m (2016: £14,807m), was included in customer accounts. Of the £32,575m (2016: £43,763m) cash collateral placed, £14,493m (2016: £17,587m) was included in loans and advances to banks and £18,082m (2016: £26,176m) was included in loans and advances to customers.
b	Amounts offset for Derivative financial assets include cash collateral netted of £2,393m (2016: £972m). Amounts offset for Derivative financial liabilities include cash collateral netted of £1,820m (2016: £nil). Settlements assets and liabilities have been offset amounting to £13,241m (2016: £10,486m). No other significant recognised financial assets and liabilities were offset in the balance sheet. Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.
c	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
d	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
e	Repurchase and Reverse Repurchase agreements include instruments at amortised cost and instruments designated at fair value through profit and loss. Reverse Repurchase agreements and other similar secured lending of £112,586m (2016: £76,616m) is split by fair value £100,040m (2016: £63,162m) and amortised cost £12,546m (2016: £13,454m). Repurchase agreements and other similar secured borrowing of £167,029m (2016: £75,470m) is split by fair value £126,691m (2016: £55,710m) and amortised cost £40,338m (2016: £19,760m).

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

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk mitigation section on page 86.

230 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Notes to the financial statements

Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Group’s retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending. Detail regarding the Group’s liquidity and capital position can be found on pages 124 to 145.

20 Loans and advances to banks and customers

Accounting for financial instruments held at amortised cost

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability. Balances deferred on balance sheet as EIR adjustments are amortised to interest income over the life of the financial instrument to which they relate.

In accordance with IAS 39, where the Group no longer intends to trade in financial assets it may transfer them out of the held for trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

As at 31 December	2017 £m	2016 £m
Gross loans and advances to banks	35,663	43,251
Less: allowance for impairment	–	–
Loans and advances to banks	35,663	43,251

Gross loans and advances to customers	370,204	397,404
Less: allowance for impairment	(4,652)	(4,620)
Loans and advances to customers	365,552	392,784

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

Finance lease receivables

Finance lease receivables are included within loans and advances to customers. The Group specialises in the provision of leasing and other asset finance facilities across a broad range of asset types to business customers.

	2017				2016
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m
Not more than one year	1,130	(91)	1,039	69	646	(37)	609	60
Over one year but not more than five years	1,750	(135)	1,615	156	986	(57)	929	132
Over five years	284	(32)	252	21	73	(4)	69	19
Total	3,164	(258)	2,906	246	1,705	(98)	1,607	211

Following a review in 2017, a portfolio of assets within loans and advances to customers has been identified as finance leases. This has resulted in an increase in the finance lease receivables balance of £1,537m in 2017 as reflected in the table above.

The impairment allowance for uncollectable finance lease receivables amounted to £57m (2016: £6m).

Finance lease liabilities

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within Note 26.

As at 31 December 2017, the total future minimum payments under finance leases were £20m (2016: £15m). The carrying amount of assets held under finance leases was £9m (2016: £15m).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 231

Notes to the financial statements

Financial instruments held at amortised cost

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

As at 31 December	2017 £m	2016 £m
Assets
Banks	7,374	2,769
Customers	5,172	10,685
Reverse repurchase agreements and other similar secured lending at amortised cost	12,546	13,454

Liabilities
Banks	30,105	12,820
Customers	10,233	6,940
Repurchase agreements and other similar secured borrowing at amortised cost	40,338	19,760

232 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m
Cost
As at 1 January 2017	81	3,429	3,840	10	7,360
Additions	114	220	299	–	633
Disposals	(69)	(18)	(1.082)	(1)	(1,170)
Change in fair value of investment properties	(5)	–	–	–	(5)
Exchange and other movements	(5)	(138)	(309)	–	(452)
As at 31 December 2017	116	3,493	2,748	9	6,366
Accumulated depreciation and impairment					–
As at 1 January 2017	–	(1,483)	(3,043)	(9)	(4,535)
Depreciation charge	–	(171)	(275)	–	(446)
Impairment		(28)	–	–	(28)
Disposals	–	–	972	–	972
Exchange and other movements	–	14	229	–	243
As at 31 December 2017	–	(1,668)	(2,117)	(9)	(3,794)
Net book value	116	1,825	631	–	2,572
Cost
As at 1 January 2016	140	3,919	4,259	62	8,380
Additions	–	167	370	–	537
Disposals	(6)	(761)	(631)	–	(1,398)
Change in fair value of investment properties	–	–	–	–	–
Exchange and other movements[a]	(53)	104	(158)	(52)	(159)
As at 31 December 2016	81	3,429	3,840	10	7,360
Accumulated depreciation and impairment					–
As at 1 January 2016	–	(1,697)	(3,177)	(38)	(4,912)
Depreciation charge	–	(186)	(327)	–	(513)
Disposals	–	635	405	–	1,040
Exchange and other movements[a]	–	(235)	56	29	(150)
As at 31 December 2016	–	(1,483)	(3,043)	(9)	(4,535)
Net book value	81	1,946	797	1	2,825

Notes

a	Includes property, plant and equipment relating to BAGL of £627m (cost of £1,066m less accumulated depreciation of £439m) which was reclassified to held for sale.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 233

Notes to the financial statements

Non-current assets and other investments

23 Property, plant and equipment continued

Property rentals of £2m (2016: £7m) and £8m (2016: £6m) have been included in net investment income and other income respectively.

The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers. Refer to Note 18 for further details.

24 Goodwill and intangible assets

Accounting for goodwill and intangible assets

Goodwill

The carrying value of goodwill is determined in accordance with IFRS 3 Business Combinations and IAS 36 Impairment of Assets.

Goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the purchase consideration over the fair value of the

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

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less accumulated amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally using the amortisation periods set out below:

Annual rates in calculating amortisation	Amortisation period
Goodwill	Not amortised
Internally generated software[a]	12 months to 6 years
Other software	12 months to 6 years
Customer lists	12 months to 25 years
Licences and other	12 months to 25 years

Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

Note

a	Exceptions to the above rate relate to useful lives of certain core banking platforms that are assessed individually and, if appropriate, amortised over longer periods ranging from 10 to 15 years.

234 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

24 Goodwill and intangible assets continued

	Goodwill £m	Internally generated software £m	Other software £m	Customer lists £m	Licences and other £m	Total £m
2017
Cost
As at 1 January 2017	4,847	4,927	204	1,708	551	12,237
Additions and disposals	–	662	16	(15)	13	676
Exchange and other movements	(88)	(88)	207	(146)	(45)	(160)
As at 31 December 2017	4,759	5,501	427	1,547	519	12,753
Accumulated amortisation and impairment
As at 1 January 2017	(930)	(1,864)	(143)	(1,231)	(343)	(4,511)
Disposals	–	207	10	15	24	256
Amortisation charge	–	(546)	(32)	(101)	(36)	(715)
Impairment charge	–	(52)	–	–	–	(52)
Exchange and other movements	70	60	(148)	108	28	118
As at 31 December 2017	(860)	(2,195)	(313)	(1,209)	(327)	(4,904)
Net book value	3,899	3,306	114	338	192	7,849
2016
Cost
As at 1 January 2016	5,603	4,112	542	1,665	703	12,625
Additions and disposals	(77)	955	2	59	78	1,017
Exchange and other movements	(679)	(140)	(340)	(16)	(230)	(1,405)
As at 31 December 2016	4,847	4,927	204	1,708	551	12,237
Accumulated amortisation and impairment
As at 1 January 2016	(998)	(1,634)	(212)	(1,081)	(478)	(4,403)
Disposals	77	46	1	14	12	150
Amortisation charge	–	(476)	(36)	(129)	(29)	(670)
Impairment charge	–	(72)	(1)	–	(1)	(74)
Exchange and other movements	(9)	272	105	(35)	153	486
As at 31 December 2016	(930)	(1,864)	(143)	(1,231)	(343)	(4,511)
Net book value	3,917	3,063	61	477	208	7,726

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2017 £m	2016 £m
Barclays UK	3,574	3,556
Barclays International	325	361
Total net book value of goodwill	3,899	3,917

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

Impairment testing of goodwill

During 2017, the Group recognised an impairment charge of £nil (2016: £nil).

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £769m (2016: £787m) was allocated to multiple CGUs which are not considered individually significant.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 235

Notes to the financial statements

Non-current assets and other investments

24 Goodwill and intangible assets continued

Barclays UK

Goodwill relating to Woolwich in Personal Banking and Business Banking was £3,130m (2016: £3,130m) of the total Barclays UK balance. The carrying value of the CGU has been determined by using net asset value. The recoverable amount of the CGU, calculated as value in use, has been determined using cash flow predictions based on financial budgets approved by management and covering a five-year period, with a terminal growth rate of 2.0% (2016: 2.0%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 13.9% (2016: 14.6%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £5,262m (2016: £4,130m). A one percentage point change in the discount rate or terminal growth rate would increase or decrease the recoverable amount by £1,128m (2016: £988m) and £734m (2016: £615m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £1,409m (2016: £1,293m).

The increase in headroom in 2017 reflects changes in discount rate and future cash flow projections.

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

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases was £nil (2016: £nil).

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

Operating lease rentals of £342m (2016: £560m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2017		2016
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	332	2	364	–
Over one year but not more than five years	844	21	974	23
Over five years	1,337	–	1,520	–
Total	2,513	23	2,858	23

Total future minimum sublease payments to be received under non-cancellable subleases was £53m (2016: £2m).

236 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

26 Accruals, deferred income and other liabilities

	2017 £m	2016 £m
Accruals and deferred income	3,951	4,422
Other creditors	4,563	4,382
Obligations under finance leases (refer to Note 21)	20	15
Insurance contract liabilities, including unit-linked liabilities	31	52
Accruals, deferred income and other liabilities	8,565	8,871

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

Critical accounting estimates and judgements

The financial reporting of provisions involves a significant degree of judgement and is complex. Identifying whether a present obligation exists and estimating the probability, timing, nature and quantum of the outflows that may arise from past events requires judgements to be made based on the specific facts and circumstances relating to individual events and often requires specialist professional advice. When matters are at an early stage, accounting judgements and estimates can be difficult because of the high degree of uncertainty involved. Management continues to monitor matters as they develop to re-evaluate on an ongoing basis whether provisions should be recognised, however there can remain a wide range of possible outcomes and uncertainties, particularly in relation to legal, competition and regulatory matters, and as a result it is often not practicable to make meaningful estimates even when matters are at a more advanced stage.

The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates. Customer redress and legal, competition and regulatory matters are areas where a higher degree of professional judgement is required. The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See below for information on payment protection redress and Note 29 for more detail of legal, competition and regulatory matters.

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees £m	Customer redress		Legal, competition and regulatory matters £m	Sundry provisions £m	Total £m
				Payment Protection Insurance £m	Other customer redress £m
As at 1 January 2017	385	206	67	1,979	712	455	330	4,134
Additions	81	163	73	709	369	398	182	1,975
Amounts utilised	(210)	(124)	(1)	(1,094)	(345)	(341)	(99)	(2,214)
Unused amounts reversed	(33)	(85)	(60)	–	(83)	(55)	(30)	(346)
Exchange and other movements	2	(1)	–	12	(14)	(22)	17	(6)
As at 31 December 2017	225	159	79	1,606	639	435	400	3,543

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2017 were £2,394m (2016: £2,045m).

Onerous contracts

Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.

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

Customer redress

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of Barclays’ business activities. Provisions for other customer redress include £211m (2016: £264m) in respect of historic pricing practices associated with Foreign Exchange transactions for certain customers between 2005 and 2012 and smaller provisions across the retail and corporate businesses which are likely to be utilised in the next 12 months. Included within provisions for UK customer redress on the face of the consolidated income statement is PPI and material additions in respect of historic pricing practices associated with Foreign Exchange transactions for certain customers between 2005 and 2012 and Packaged Bank Accounts.

Legal, competition and regulatory matters

The Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, please see Note 29.

Sundry provisions

This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 237

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

27 Provisions continued

Payment Protection Insurance Redress

As at 31 December 2017, Barclays had recognised cumulative provisions totalling £9.2bn (2016: £8.4bn) against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £7.6bn (2016: £6.4bn), leaving a residual provision of £1.6bn (2016: £2.0bn).

Through to 31 December 2017, 2.1m (2016: 1.8m) customer initiated claimsa had been received and processed. The volume of claims received during 2017 increased 16% from 2016. This increase may have been impacted by a FCA advertising campaign launched in H2 2017.

The current provision reflects the estimated costs of PPI redress primarily relating to customer initiated complaints and ongoing remediation programmes, based on information at year end. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable, based on information at year end.

As at 31 December 2017, the provision of £1.6bn represents Barclays’ best estimate of expected PPI redress reflecting the complaints deadline implemented by the FCA of 29 August 2019. However, it is possible the eventual outcome may differ from the current estimate. We will continue to review the adequacy of provision level in respect of the future impacts.

The PPI provision is calculated using a number of key assumptions which continue to involve significant modelling and management judgement:

◾	Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers, where the volume is anticipated to cease after the PPI deadline.

◾	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

◾	Processing cost per claim – the cost to Barclays of assessing and processing each valid claim.

These assumptions remain subjective, mainly due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity and the FCA advertising campaign.

The following table details actual data through to 31 December 2017, key forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 31.12.17	Future expected	Sensitivity analysis increase/ decrease in provision
Customer initiated claims received and processed (thousands)[a]	2,130	570	50k=£104m
Average uphold rate per claim (%)[b]	87	87	1%=£11m
Average redress per valid claim (£)[c]	2,036	1,989	£100=£50m

Notes

a	Total claims received directly by Barclays to date, including those received via claims management companies but excluding those for which no PPI policy exists and excluding responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 50,000 increase or decrease in the number of customer initiated claims would have on the provision level.
b	Average uphold rate per customer initiated claims received directly by Barclays and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact in a 1% change in the average uphold rate per claim would have on the provision level.
c	Average redress stated on a per policy basis for future customer initiated complaints received directly by Barclays. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

238 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on balance sheet:

	2017 £m	2016 £m
Guarantees and letters of credit pledged as collateral security	14,275	15,303
Performance guarantees, acceptances and endorsements	4,737	4,636
Total contingent liabilities	19,012	19,939

Documentary credits and other short-term trade related transactions	812	1,005
Standby facilities, credit lines and other commitments	314,761	302,681
Total commitments	315,573	303,686

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the FSCS) is the UK’s government-backed compensation scheme for customers of authorised institutions that are unable to pay claims. The compensation paid out to customers is funded through loan facilities provided by HM Treasury to the FSCS which at 31 December 2017 stood at approximately £4.7bn (2016: £15.7bn). During 2017, the HM Treasury loan facility has reduced by the Bradford and Bingley repayment of £10.9bn, following the sale from UK Asset Resolution.

Barclays’ liability is restricted to the proportionate outstanding amount that the FSCS is unable to repay to Treasury. The FSCS levy on UK licensed deposit taking institutions has been recognised in 2017. Barclays has included an accrual of £2.7m in other liabilities as at 31 December 2017 (2016: £55m) in respect of the Barclays portion of the Interest Levy.

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 29.

29 Legal, competition and regulatory matters

Barclays PLC, Barclays Bank PLC and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays PLC, Barclays Bank PLC and the Group of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 27. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not currently practicable to do so.

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into certain advisory services agreements entered into by Barclays Bank PLC.

Background Information

Barclays Bank PLC entered into two advisory services agreements with Qatar Holding LLC (Qatar Holding) in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar.

SFO Proceedings

In June 2017, the SFO charged Barclays PLC with two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to the Agreements and one offence of unlawful financial assistance contrary to section 151 of the Companies Act 1985 in relation to the Loan. In February 2018, the SFO also charged Barclays Bank PLC with the same offence in respect of the Loan. Barclays PLC and Barclays Bank PLC intend to defend the respective charges brought against them (the Charges). The trial of the Charges has been scheduled to begin in January 2019.

FCA Proceedings and other investigations

In September 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against the Group is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings.

In addition, the DOJ and the SEC have been conducting investigations relating to the Agreements.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 239

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Civil Action

In January 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages of £721.4m plus interest and costs for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. Following amendment of their claim in November 2017, PCP now seeks damages of up to £1,477m (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in October 2019.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. PCP has made a claim against Barclays Bank PLC for damages of up to £1,477m plus interest and costs. This amount does not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it in that matter.

Investigations into certain business relationships

In 2012, the DOJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, the Group is cooperating with the DOJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigations relating to whistleblowing systems and controls

The FCA and Prudential Regulation Authority (PRA) are conducting investigations in relation to the Group Chief Executive Officer (CEO) and Barclays Bank PLC in connection with certain whistleblowing issues.

Background Information

In April 2017, the FCA and PRA commenced investigations into the CEO as to his individual conduct and senior manager responsibilities relating to Barclays’ whistleblowing programme and to his attempt in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistleblow; and Barclays Bank PLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as Barclays’ systems and controls and culture relating to whistleblowing.

The attempt to identify the author of the letter first came to the attention of the Barclays PLC Board (Board) early in 2017. The Board instructed an external law firm to conduct a focussed investigation into the matter and also notified the FCA and PRA and other relevant authorities. The investigation found, and the Board concluded, that the CEO honestly, but mistakenly, believed that it was permissible to identify the author. However, the Board concluded that the CEO made an error in becoming involved with, and not applying appropriate governance around the matter, and in taking action to attempt to identify the author of the letter.

Barclays and the CEO are cooperating fully with the FCA and PRA investigations. Barclays is also providing information to, and cooperating with, authorities in the US with respect to these matters.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigations relating to retail structured deposits and capital protected structured notes

The FCA is conducting enforcement investigations in relation to certain structured deposits and notes provided by Barclays in the past.

Background Information

In 2015, the FCA commenced an enforcement investigation relating to the design, manufacture and sale of structured deposits by Barclays from November 2009. The investigation is at an advanced stage. In January 2018, the FCA also commenced an enforcement investigation relating to the design, manufacture and sale of capital protected structured notes by Barclays from June 2008 to July 2014.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays Bank PLC, from July 2015, implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation into Americas Wealth & Investment Management advisory business

The SEC has carried out an investigation into certain practices in Barclays’ former Wealth Americas investment advisory business relating to certain due diligence failures, fee and billing practices and mutual fund fee waivers and related disclosures. In May 2017, the SEC announced a settlement pursuant to which Barclays Capital Inc. (BCI) agreed to resolve this matter for USD97m, consisting of a penalty of USD30m paid to the SEC and USD67m paid to the clients, in remediation and disgorgement.

Investigation into suspected money laundering related to foreign exchange transactions in South African operation

Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, which was a subsidiary of Barclays at the relevant time, identified potentially fraudulent activity by certain of its customers using advance payments for imports in 2014 and 2015 to effect foreign exchange transfers from South Africa to beneficiary accounts located in East Asia, UK, Europe and the US. As a result, the Group conducted a review of relevant activity, processes, systems and controls. The Group is continuing to provide information to relevant authorities as part of the Group’s ongoing cooperation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

240 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR.

Background Information

In 2012, Barclays Bank PLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DOJ in relation to their investigations concerning certain benchmark interest rate submissions, and Barclays Bank PLC paid total penalties of £290m. The settlement with the DOJ was made by entry into a Non-Prosecution Agreement (NPA) which has now expired. Barclays PLC, Barclays Bank PLC and BCI have reached settlements with certain other regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC. The investigation by the prosecutor’s office in Trani, Italy also remains pending.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to LIBOR and/or other benchmarks.

Background Information

Following settlement of the investigations referred to above in ‘Investigations into LIBOR and other Benchmarks’ various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group. While certain cases have been dismissed or settled subject to approval from the court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY) (MDL Court).

The complaints are substantially similar and allege, amongst other things, that Barclays Bank PLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.

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

Between 2013 and 2016, the MDL Court issued a series of decisions effectively dismissing the majority of claims, including antitrust claims, against Barclays Bank PLC and other foreign defendants in both class actions and individual actions. In May 2016, the appeal court reversed the MDL Court’s decision and remanded the antitrust claims to the MDL Court for further consideration. Following further consideration, the MDL Court dismissed the majority of antitrust claims against foreign defendants, including Barclays Bank PLC, for lack of personal jurisdiction. Plaintiffs in a number of individual actions and class actions are appealing the MDL Court’s personal jurisdiction ruling.

In 2014, the MDL Court granted preliminary approval for the settlement of the Exchange-Based Class claims for $20m, of which $5m was paid in

October 2014 and the remaining $15m in September 2017. The settlement remains subject to court approval and the right of class members to opt out of the settlement and to seek to file their own claims.

In 2015, the OTC Class claims were settled for $120m which was paid in 2017. The settlement remains subject to final approval.

In November 2016, $7.1m was paid in settlement of the Debt Securities Class claims. The settlement has been preliminarily approved by the court but remains subject to final approval and the right of class members to opt out of the settlement and seek to file their own claims.

EURIBOR Case in the SDNY

In 2015, $94m was paid in settlement of a EURIBOR-related class action. The settlement has been preliminarily approved by the court but remains subject to final approval and the right of class members to opt out of the settlement and to seek to file their own claims.

Additional USD LIBOR Case in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. The plaintiff’s motion to file a further amended complaint is pending.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In early 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. Defendants have filed a motion to dismiss.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 241

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In March 2017, a second putative class action concerning Yen LIBOR filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. Plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

A putative class action filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) was dismissed by the court in relation to claims against Barclays for failure to state a claim. Plaintiffs amended their complaint in September 2017, and defendants have filed a motion to dismiss.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in a number of jurisdictions in Europe and Argentina. Additional proceedings in non-US jurisdictions may be brought in the future.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Foreign Exchange investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

Background Information

In 2015 the Group reached settlements with the CFTC, the DOJ, the New York State Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, the Group paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions.

Under the plea agreement with the DOJ, in addition to a criminal fine, Barclays PLC agreed to a term of probation of three years during which Barclays PLC must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, (iii) report credible evidence of criminal violations of US antitrust or fraud laws to the relevant US authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced Barclays PLC to pay $650m as a fine and $60m for violating the NPA (which amounts are part of the $2.38bn referred to above) and to serve three years of probation from the date of the sentencing order. The Group also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The full text of the DOJ plea agreement, the orders of the CFTC, NYDFS and Federal Reserve, and the Final Notice issued by the FCA related to the settlements referred to above are publicly available on the 2015 Resolving Authorities’ respective websites.

The European Commission is one of several authorities conducting an investigation into certain trading practices in the Foreign Exchange market.

The DOJ is also conducting an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. Barclays is providing information to the DOJ and other relevant authorities reviewing this conduct. In January 2018, a Barclays employee currently under suspension was indicted in US federal court in connection with this matter.

In February 2017 the South African Competition Commission (SACC) referred Barclays Bank PLC, BCI and Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, which at the relevant time was a subsidiary of Barclays Bank PLC, among other banks, to the Competition Tribunal to be prosecuted for breaches of South African antitrust law related to Foreign Exchange trading of South African Rand. Barclays was the first to bring the conduct to the attention of the SACC under its leniency programme. The SACC is therefore not seeking an order from the Tribunal to impose any fine on Barclays Bank PLC, BCI or Absa Bank Limited.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, and a provision of £240m recognised in Q4 2017, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect they might have on the Group’s operating results, cash flows or financial position in any particular period.

Civil actions in respect of Foreign Exchange

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to Foreign Exchange.

Background Information

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to Foreign Exchange or may do so in future. Certain of these cases have been dismissed or have been settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

242 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

Consolidated FX Action

In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including Barclays Bank PLC, were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. Certain class members have opted out of the settlement to seek to file their own claims. The settlement is also subject to final court approval.

ERISA FX Action

Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates, including claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims), and naming several international banks as defendants, including Barclays PLC, Barclays Bank PLC and BCI. The Court has dismissed the ERISA Claims, and the plaintiffs have appealed this decision.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. Plaintiffs amended their complaint and defendants (including Barclays) have moved to dismiss the amended complaint.

Last Look Actions

In 2015, two putative class actions were filed in the SDNY on behalf of proposed classes of plaintiffs alleging injuries based on Barclays’ purported improper rejection of customer trades through Barclays Last Look functionality in Barclays’ FX e-trading platforms In 2016, Barclays Bank PLC and BCI paid $50m and settled one of the actions on a class-wide basis. (The other action was voluntarily dismissed.) The deadline for opting out of the class has expired (a small number of class members have opted out), and the Court has granted final approval of the settlement.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The defendants (including Barclays) moved to dismiss the action. Plaintiffs’ counsel then amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action based on the same theories and asserted substantively similar claims. These two actions have been consolidated and a consolidated complaint was filed in June 2017. Defendants (including Barclays) have moved to dismiss the action.

Canadian FX Action

Civil actions similar to the Consolidated FX Action have been filed in Canadian courts on behalf of proposed classes of plaintiffs containing similar factual allegations of manipulation of Foreign Exchange rates and of damages resulting from such manipulation, in violation of Canadian law. The parties’ settlement for $14.8m has been approved by the court.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described above on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil actions in respect of ISDAFIX

In 2014, a number of ISDAFIX related civil actions were filed in the SDNY on behalf of proposed class of plaintiffs, alleging that Barclays Bank PLC, a number of other banks and one broker violated the Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. In 2016, Barclays Bank PLC and BCI entered into a settlement agreement with plaintiffs to resolve the consolidated action and paid $30m, fully resolving all ISDAFIX-related claims that were or could have been brought by the class. The court has preliminarily approved the settlement, which remains subject to final approval and to the right of class members to opt out of the settlement and to seek to file their own claims.

Claimed Amounts/Financial Impact

The principal financial impact of the actions described on the Group is reflected in the settlement described above.

Metals investigations

Barclays Bank PLC has provided information to the DOJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

Various civil actions have been filed against Barclays Bank PLC and others alleging manipulation of the prices of gold and silver.

Background Information

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws. Also in the US, a proposed class of plaintiffs has filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. Defendants have moved to dismiss these actions.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 243

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc., BCI and Barclays Capital PLC on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

US residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US residential mortgage-backed securities (RMBS) and US commercial mortgage-backed securities (CMBS).

Background Information

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:

◾	sponsoring and underwriting of approximately $39bn of private-label securitisations;

◾	economic underwriting exposure of approximately $34bn for other private-label securitisations;

◾	sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);

◾	sales of approximately $3bn of loans to others; and

◾	sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

DOJ Civil Action

In December 2016, the DOJ filed a civil complaint against Barclays Bank PLC, Barclays PLC, BCI, Barclays Group US Inc., Barclays US LLC, BCAP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, as well as two former employees, in the US District Court in the Eastern District of New York (EDNY) containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. The DOJ complaint seeks, amongst other relief, unspecified monetary penalties. Barclays is defending the complaint and has filed a motion to dismiss.

RMBS Repurchase Requests

The Group was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

◾	approximately $5bn of Group sponsored securitisations;

◾	approximately $0.2bn of sales of loans to GSEs; and

◾	approximately $3bn of loans sold to others.

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

The unresolved repurchase requests received on or before 31 December 2017 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. Cumulative realised losses reported at 31 December 2017 on loans covered by R&Ws made by the Group or the Acquired Subsidiary are approximately $1.3bn. This litigation is ongoing.

In addition, the Acquired Subsidiary is subject to a more advanced civil action seeking, among other things, indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007. This litigation is ongoing.

RMBS Securities Claims

As a result of some of the RMBS activities described above, the Group has been party to a number of lawsuits filed by purchasers of RMBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits alleged, among other things, that the RMBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demanded rescission and recovery of the consideration paid for the RMBS and recovery of monetary losses arising out of their ownership. The Group has resolved the majority of these claims, and only one action currently remains pending.

Approximately $0.1bn of the original face amount of RMBS related to the remaining pending action was outstanding as at 31 December 2017. There were virtually no cumulative realised losses reported on these RMBS as at 31 December 2017. The Group does not expect that, if it were to lose the remaining pending action, any such loss to be material.

Secondary Trading Investigation

The Group has received requests for information and subpoenas from the SEC, the US Attorney’s Office for the District of Connecticut and the Special Inspector General for the US Troubled Asset Relief Program related to trading practices in the secondary market for both RMBS and CMBS. A settlement was announced in May 2017 pursuant to which BCI agreed to resolve this matter for $16.56m.

244 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

Claimed Amounts/Financial Impact

Save for the remaining pending action described under ‘RMBS Securities Claims’ and the May 2017 settlement above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. The cost of resolving these actions could individually or in aggregate prove to be substantial.

Alternative trading systems and high-frequency trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders.

Background Information

In 2014, the NYAG filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, the Group’s SEC-registered ATS. In February 2016, Barclays reached separate settlement agreements with the SEC and the NYAG to resolve those agencies’ claims against Barclays PLC and BCI relating to the operation of LX and paid $35m to each.

Barclays PLC and BCI have been named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of Barclays PLC and BCI to dismiss the entire complaint and plaintiffs have appealed the court’s decision.

Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action along with certain of its former CEOs, and its current and a former CFO, as well as an employee (Shareholder Class Action). The plaintiffs claim that holders of Barclays American Depository Receipts (ADRs) suffered damages when the ADRs declined in value as a result of the allegations in the NYAG Complaint. A motion to dismiss the complaint filed by the defendants (including Barclays PLC and BCI), was granted in part and denied in part by the court. In February 2016, the court certified the action as a class action. In November 2017, the appellate court affirmed the class certification. Barclays has petitioned the appellate court to stay the action pending review by the US Supreme Court of the class certification.

Claimed Amounts/Financial Impact

The class actions seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect they might have upon the Group’s operating results, cash flows or financial position in any particular period.

FERC and other civil actions

The US Federal Energy Regulatory Commission (FERC) filed a civil action against Barclays Bank PLC and certain of its former traders in connection with allegations that Barclays Bank PLC manipulated the electricity markets in the Western US.

Background Information

In 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against Barclays Bank PLC and four of its former traders asserting that Barclays Bank PLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from 2006 to 2008, and proposed civil penalties and profit disgorgement to be paid by Barclays Bank PLC.

In 2013, FERC filed a civil action against Barclays Bank PLC and its former traders in the US District Court in California seeking to collect a $435m civil penalty and disgorgement of $34.9m of profits, plus interest. The action was settled for $105m ($70m penalty and $35m disgorgement) which was paid in 2017.

In 2015, a civil class action complaint seeking damages of $139.3m was filed in the US District Court for the SDNY against Barclays Bank PLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with Barclays Bank PLC’s purported manipulation of the electricity markets in and around California. The action has been settled in principle for $29m (subject to court approval and to the right of class members to opt out of the settlement and to seek to file their own claims).

Claimed Amounts/Financial Impact

Apart from the settlement amounts referred to above, Barclays does not expect the financial impact of the actions described above to be material to the Group’s operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of anti-trust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government securities in various markets.

Background information

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in November 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. Defendants intend to move to dismiss the action.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 245

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

In 2017, Barclays PLC, Barclays Bank PLC, BCI, Barclays Services Limited, Barclays Capital Securities Limited and certain other financial institutions were named as defendants in a civil anti-trust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds from 2005 through 2015. Defendants have moved to dismiss the action.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

American Depositary Shares

Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC’s Board of Directors have been named as defendants in a securities class action consolidated in the SDNY.

Background Information

The securities class action against Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC’s Board of Directors alleges misstatements and omissions in offering documents for certain American Depositary Shares issued by Barclays Bank PLC in April 2008 with an original face amount of approximately $2.5bn (the April 2008 Offering). The plaintiffs assert claims under the Securities Act of 1933, alleging misstatements and omissions concerning (amongst other things) Barclays Bank PLC’s portfolio of mortgage-related (including US subprime-related) securities, Barclays Bank PLC’s exposure to mortgage and credit market risk, and Barclays Bank PLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages. In June 2016, the SDNY certified the action as a class action. In September 2017, the SDNY granted the defendants’ motion for summary judgment. Plaintiffs are appealing this decision.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) has filed a complaint against Barclays Bank PLC alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement).

Background Information

In 2008, BDC filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. A trial on liability issues concluded in April 2017 and the court’s decision is pending.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties agreed to stay this case.

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

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA).

Background Information

In 2015, an amended civil complaint was filed in the US Federal Court in the EDNY by a group of approximately 250 plaintiffs, alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar-denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah and other attacks that injured or killed the plaintiffs’ family members. Plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys’ fees. Plaintiffs filed a second amended complaint in July 2016 (the Second Amended Complaint), which, among other things, added various plaintiffs, bringing the total number of plaintiffs to approximately 350. Defendants have moved to dismiss the Second Amended Complaint. In November 2017, a separate civil complaint was filed in the US Federal Court in the SDNY by a group of approximately 160 plaintiffs, alleging claims under the ATA against Barclays Bank PLC and a number of other banks substantially similar to those in the Second Amended Complaint. Defendants intend to move to dismiss this complaint.

In November 2016, a civil complaint was filed alleging claims under the ATA against Barclays Bank PLC (and a number of other banks) substantially similar to those in the Second Amended Complaint. In October 2017, plaintiffs voluntarily dismissed the case, without prejudice.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

246 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

29 Legal, competition and regulatory matters continued

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions are defendants in interest rate swap and credit default swap antitrust civil actions in the SDNY.

Background Information

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. The case is in discovery. In June 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. Defendants have moved to dismiss this action.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect they might have upon the Group’s operating results, cash flows or financial position in any particular period.

CCUK Finance Limited and CIAC Corporation

In May 2017, Barclays Bank PLC was served with a civil claim by CCUK Finance Limited and CIAC Corporation issued in the English High Court alleging breach of a contractual indemnity, fraudulent misrepresentation and breach of warranty arising out of the sale of a portfolio of credit cards in 2007. Barclays Bank PLC has filed a defence and counterclaim.

Claimed Amounts/Financial Impact

The claim seeks damages of not less than £1bn plus interest and costs. The damages claimed do not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it. It is not currently practicable to provide an estimate of the financial impact of the action described or what effect it might have upon operating results, cash flows or the Group’s financial position in any particular period.

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

The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 247

Notes to the financial statements

Capital instruments, equity and reserves

The notes included in this section focus on the Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements refer to pages 137 to 145.

30 Subordinated liabilities

Accounting for subordinated debt

Subordinated debt is measured at amortised cost using the effective interest method under IAS 39.

	2017 £m	2016 £m
Opening balance as at 1 January	23,383	21,467
Issuances	3,041	1,457
Redemptions	(1,378)	(1,143)
Other	(1,220)	1,602
Total subordinated liabilities	23,826	23,383

Issuances totalling £3,041m made up of $2,000m 4.836% Fixed Rate Subordinated Callable Notes (£1,547m), €1,500m 2% Fixed Rate

Subordinated Callable Notes (£1,384m) and SGD 200m 3.75% Fixed Rate Resetting Subordinated Callable Notes (£110m). Redemptions totalling £1,378m include £133m 6.375% Undated Subordinated Notes, $1,556m 6.05% Fixed Rate Subordinated Notes (£1,151m), $117m 7.434% Step-up Callable Perpetual Reserve Capital Instruments (£87m) and instruments issued by other subsidiaries (£7m). Other movements include a decrease of £1,220m largely due to the depreciation of period end USD against GBP.

Subordinated liabilities include accrued interest and comprise undated and dated loan capital as follows:

	2017 £m	2016 £m
Undated subordinated liabilities	4,191	4,495
Dated subordinated liabilities	19,635	18,888
Total subordinated liabilities	23,826	23,383

None of the Group’s loan capital is secured.

Undated subordinated liabilities
		Subordinated liabilities per balance sheet
	Initial call date	2017 £m	2016 £m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	16	17
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	197	232
Reserve Capital Instruments (RCIs)
7.434% Step-up Callable Perpetual Reserve Capital Instruments (USD 117m)	2017	–	100
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	36	37
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,142	3,124
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	52	54
Undated Notes
6.375% Undated Subordinated Notes	2017	–	140
7.7% Undated Subordinated Notes (USD 99m)	2018	74	84
8.25% Undated Subordinated Notes	2018	144	148
7.125% Undated Subordinated Notes	2020	182	193
6.125% Undated Subordinated Notes	2027	43	45
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	31
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	87	91
9% Permanent Interest Bearing Capital Bonds	At any time	45	47
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	51	54
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	73	77
Total undated subordinated liabilities		4,191	4,495

248 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

After the initial call date, in the event that they are not redeemed, the 7.125%, 6.125% Undated Notes and the 9.25% Bonds will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated loan capital except the two floating rate Undated Notes will bear interest, and the two floating rate Undated Notes currently bear interest, at rates fixed periodically in advance based on London interbank rates.

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

Repayment

All undated loan capital is repayable at the option of the Bank, generally in whole, at the initial call date and on any subsequent coupon or interest payment date or in the case of the 7.125%, 6.125% Undated Notes and the 9.25% Bonds on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank in whole in the event of certain changes in the tax treatment of the notes, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated subordinated liabilities are non-convertible.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 249

Notes to the financial statements

Capital instruments, equity and reserves

30 Subordinated liabilities continued

Dated subordinated liabilities
			Subordinated liabilities per balance sheet
	Initial call date	Maturity date	2017 £m	2016 £m
Barclays PLC issued
2.625% Fixed Rate Subordinated Callable Notes (EUR 1,250m)	2020	2025	1,119	1,084
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,325	–
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	947	1,054
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	111	–
5.20% Fixed Rate Subordinated Notes (USD 2,050m)		2026	1,439	1,590
4.836% Fixed Rate Subordinated Callable Notes (USD 2,000m)	2027	2028	1,471	–
Barclays Bank PLC issued
6.05% Fixed Rate Subordinated Notes (USD 1,556m)		2017	–	1,316
Floating Rate Subordinated Notes (EUR 40m)		2018	36	34
6% Fixed Rate Subordinated Notes (EUR 1,750m)		2018	1,643	1,590
CMS-Linked Subordinated Notes (EUR 100m)		2018	93	90
CMS-Linked Subordinated Notes (EUR 135m)		2018	124	120
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	533	548
7.75% Contingent Capital Notes (USD 1,000m)	2018	2023	747	822
Floating Rate Subordinated Notes (EUR 50m)		2019	44	42
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	841	956
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,484	1,444
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	273	286
Subordinated Floating Rate Notes (EUR 100m)		2021	88	85
10% Fixed Rate Subordinated Notes		2021	2,261	2,345
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,118	1,285
Subordinated Floating Rate Notes (EUR 50m)		2022	44	43
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	1,043	1,042
7.625% Contingent Capital Notes (USD 3,000m)		2022	2,163	2,390
Subordinated Floating Rate Notes (EUR 50m)		2023	44	43
5.75% Fixed Rate Subordinated Notes		2026	366	384
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	97	103
6.33% Subordinated Notes		2032	62	64
Subordinated Floating Rate Notes (EUR 68m)		2040	60	58
Issuances by other subsidiaries		2018–2019	59	70
Total dated subordinated liabilities			19,635	18,888

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

Interest on the 7.75% Contingent Capital Notes, 2.625% Fixed Rate Subordinated Callable Notes, 4.836% Fixed Rate Subordinated Callable Notes,

2% Fixed Rate Subordinated Callable Notes and the 3.75% Fixed Rate Resetting Subordinated Callable Notes are fixed until the call date. After the respective call dates, in the event that they are not redeemed, the interest rates will be re-set and fixed until maturity based on a market rate.

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2017 is redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Company and the Bank, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

250 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

30 Subordinated liabilities continued

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

31 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares m	Ordinary shares £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m
As at 1 January 2017	16,963	4,241	17,601	21,842	6,449
Issued to staff under share incentive plans	46	12	74	86	–
Issuances relating to Scrip Dividend Programme	51	12	105	117	–
AT1 securities issuance	–	–	–	–	2,490
Other movements	–	–	–	–	2
As at 31 December 2017	17,060	4,265	17,780	22,045	8,941

As at 1 January 2016	16,805	4,201	17,385	21,586	5,305
Issued to staff under share incentive plans	116	30	158	188	–
Issuances relating to Scrip Dividend Programme	42	10	58	68	–
AT1 securities issuance	–	–	–	–	1,132
Other movements	–	–	–	–	12
As at 31 December 2016	16,963	4,241	17,601	21,842	6,449

Called up share capital

Called up share capital comprises 17,060m (2016: 16,963m) ordinary shares of 25p each.

Share repurchase

At the 2017 AGM on 10 May 2017, Barclays PLC was authorised to repurchase up to an aggregate of 1,696m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2018 or the close of business on 30 June 2018, whichever is the earlier. No share repurchases were made during either 2017 or 2016.

Other equity instruments

Other equity instruments of £8,941m (2016: £6,449m) include AT1 securities issued by Barclays PLC. In 2017, there were two issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (2016: one issuance), with principal amounts totalling £2.5bn (2016: £1.1bn).

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

The principal terms of the AT1 securities are described below:

◾	AT1 securities rank behind the claims against Barclays PLC of (i) unsubordinated creditors; (ii) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC but not further or otherwise; or (iii) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities.

◾	AT1 securities bear a fixed rate of interest until the initial call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five-year periods based on market rates.

◾	Interest on the AT1 securities will be due and payable only at the sole discretion of Barclays PLC, and Barclays PLC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date.

◾	AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 251

Notes to the financial statements

Capital instruments, equity and reserves

32 Reserves continued

Own credit reserve

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit on financial liabilities designated at fair value through profit and loss which was previously recorded in the income statement is now recognised within other comprehensive income. Amounts in the own credit reserve is not recycled to profit or loss in future periods.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group.

Treasury shares relate to Barclays PLC shares held in relation to the Group’s various share schemes. These schemes are described in Note 34. Treasury shares are deducted from shareholders’ equity within other reserves. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share-based payments.

	2017 £m	2016 £m
Currency translation reserve	3,054	3,051
Available for sale reserve	364	(74)
Cash flow hedging reserve	1,161	2,105
Own credit reserve[a]	(179)	–
Other reserves and treasury shares	983	969
Total	5,383	6,051

Note

a	As at 31 December 2017, the amount of own credit recognised in the Group’s other comprehensive income was a debit balance of £179m. Upon adoption of IFRS 9, an opening debit balance of £175m was recognised, with a further £4m loss (net of tax) recorded during 2017.

33 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non- controlling interest
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Barclays Bank PLC issued:
– Preference shares	242	340	1,838	2,698	242	340
– Upper Tier 2 instruments	3	3	272	272	–	–
Barclays Africa Group Limited	140	402	–	3,507	173	235
Other non-controlling interests	4	3	1	15	–	–
Total	389	748	2,111	6,492	415	575

Barclays Bank PLC

Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2017, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments, representing 11% (2016: 11%) of its equity. Preference share dividends and redemption are typically at the discretion of Barclays Bank PLC. The payment of Upper Tier 2 instrument coupons and principal are typically at the discretion of Barclays Bank PLC, except for coupon payments that become compulsory where Barclays PLC has declared or paid a dividend on ordinary shares in the preceding six-month period. Preference share and Upper Tier 2 instrument holders typically only have rights to redeem in the event of insolvency.

Instrument	2017 £m	2016 £m
Preference Shares:
6.00% non cumulative callable preference shares	–	203
6.278% non cumulative callable preference shares	318	318
4.75% non cumulative callable preference shares	211	211
7.1% non cumulative callable preference shares	–	657
8.125% non cumulative callable preference shares	1,309	1,309
Total Barclays Bank PLC Preference Shares	1,838	2,698
Barclays Africa Group Limited	–	277
Total	1,838	2,975

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	93	93
Undated Floating Rate Primary Capital Notes Series 2	179	179
Total Upper Tier 2 Instruments	272	272

Protective rights of non-controlling interests

Barclays Africa Group Limited

Barclays shareholding in BAGL has reduced from 50.1% in 2016 to 14.9% in 2017. Following the disposal BAGL is not considered as a subsidiary of the Group and has been deconsolidated for accounting purposes and is accounted for as an Available For Sale asset.

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

252 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Notes to the financial statements

Employee benefits

The notes included in this section focus on the costs and commitments associated with employing our staff.

34 Share-based payments

Accounting for share-based payments

The Group applies IFRS 2 Share-based Payments in accounting for employee remuneration in the form of shares.

Employee incentives include awards in the form of shares and share options, as well as offering employees the opportunity to purchase shares on favourable terms. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.

The number of shares and options expected to vest takes into account the likelihood that performance and service conditions included in the terms of the awards will be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share-based savings scheme.

The charge for the year arising from share-based payment schemes was as follows:

	Charge for the year
	2017 £m	2016 £m	2015 £m
Share Value Plan	153	473	442
Deferred Share Value Plan	166	–	–
Others	186	192	86
Total equity settled	505	665	528
Cash settled	3	1	4
Total share based payments	508	666	532

The terms of the main current plans are as follows:

Share Value Plan (SVP)

The SVP was introduced in March 2010 and approved by shareholders (for executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three, five or seven years. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeiture in certain leaver scenarios.

Deferred Share Value Plan (DSVP)

The DSVP was introduced in February 2017. The terms of the DSVP are materially the same as the terms of the SVP as described above, save that executive Directors are not eligible to participate in the DSVP and the DSVP operates over market purchase shares only. The accounting policies for employee benefits are included in Note 8.

Other schemes

In addition to the SVP and DSVP, the Group operates a number of other schemes including schemes operated by, and settled in, the shares of subsidiary undertakings, none of which is individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other schemes are Sharesave (both UK and overseas), Sharepurchase (both UK and overseas), the Barclays’ Long Term Incentive Plan, the Share Incentive Award and the Executive Share Award Scheme.

Share option and award plans

The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 253

Notes to the financial statements

Employee benefits

34 Share-based payments continued

	2017				2016
	Weighted average fair value per award granted in year £	Weighted average share price at exercise/ release during year £	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average fair value per award granted in year £	Weighted average share price at exercise/ release during year £	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
SVP[a,b]	2.30	2.29	1	191,610	1.66	1.66	1	406,016
DSVP[a,b]	2.26	2.06	1	125,399	–	–	–	–
Others[a]	0.41-2.30	1.99-2.30	0–3	210,160	0.61-1.67	1.65-1.88	0–3	205,129

SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		DSVP[a,b]		Others[a,c]
	Number (000s)		Number (000s)		Number (000s)		Weighted average ex. price (£)
	2017	2016	2017	2016	2017	2016	2017	2016
Outstanding at beginning of year/acquisition date	406,016	386,470	–	–	205,129	166,975	1.38	1.75
Granted in the year	943	229,371	132,316	–	118,222	154,069	1.66	1.20
Exercised/released in the year	(200,350)	(191,623)	(2,275)	–	(90,324)	(60,912)	1.52	1.39
Less: forfeited in the year	(14,999)	(18,202)	(4,642)	–	(17,733)	(47,342)	1.42	1.95
Less: expired in the year	–	–	–	–	(5,134)	(7,661)	2.03	1.83
Outstanding at end of year	191,610	406,016	125,399	–	210,160	205,129	1.41	1.38
Of which exercisable:	18	–	–	–	24,569	24,435	1.59	1.78

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c	The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 10,121,109). The weighted average exercise price relates to Sharesave.

Certain of the Group’s share option plans enable certain Directors and employees to subscribe for new ordinary shares of Barclays PLC. For accounting for treasury shares refer to Note 32.

There were no significant modifications to the share based payments arrangements in 2017 and 2016.

As at 31 December 2017, the total liability arising from cash-settled share based payments transactions was £2m (2016: £nil).

Holdings of Barclays PLC shares

Various employee benefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays share based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2017 was 9.9 million (2016: 6.6 million).

Dividend rights have been waived on all these shares. The total market value of the shares held in trust based on the year end share price of £2.03 (2016: £2.23) was £20.1m (2016: £14.7m).

254 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

35 Pensions and post-retirement benefits

Accounting for pensions and post retirement benefits

The Group operates a number of pension schemes and post-employment benefit schemes.

Defined contribution schemes – the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Group recognises its obligations to members of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test. The Group will keep the developments on the proposed amendments to IFRIC14 under review.

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

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is the Group’s main scheme, representing 96% of the Group’s total retirement benefit obligations. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:

◾	Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An increase of up to 2% a year may also be added at Barclays’ discretion. Between 1 October 2003 and 1 October 2012 the majority of new UK employees (except for the employees of the investment banking business within Barclays International) were eligible to join this section. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.

◾	The 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions. The risks that Barclays runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)

From 1 October 2012, a new UK pension scheme, the BPSP, was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme (Group Personal Pension) providing benefits for all new Barclays UK hires from 1 October 2012, employees of the investment banking business within Barclays International who were in PIP as at 1 October 2012, and also all UK employees who were not members of a pension scheme at that date. As a defined contribution scheme, BPSP is not subject to the same investment return, inflation or life expectancy risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.

Other

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

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with

Barclays (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active staff and pensioner members who apply for the role.

The BPSP is a Group Personal Pension arrangement which operates as a collection of personal pension plans. Each personal pension plan is a direct contract between the employee and the BPSP provider (Legal & General Assurance Society Limited), and is regulated by the FCA.

Similar principles of pension governance apply to the Group’s other pension schemes, depending on local legislation.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 255

Notes to the financial statements

Employee benefits

35 Pensions and post-retirement benefits continued

Amounts recognised

The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
	2017 £m	2016 £m	2015 £m
Current service cost	265	243	255
Net finance cost	(12)	(32)	41
Past service cost	(3)	–	(432)
Other movements	–	2	1
Total	250	213	(135)

Past service costs includes a £3m (2016: £nil; 2015: £429m) gain on valuation of a component of the defined retirement benefit liability.

Balance sheet reconciliation	2017		2016
	Total £m	Of which relates to UKRF £m	Total £m	Of which relates to UKRF £m
Benefit obligation at beginning of the year	(33,033)	(31,847)	(28,279)	(26,027)
Current service cost	(265)	(245)	(243)	(220)
Interest costs on scheme liabilities	(843)	(810)	(1,016)	(980)
Past service cost	3	–	–	–
Remeasurement loss – financial	(387)	(330)	(7,214)	(7,170)
Remeasurement (loss)/gain – demographic	(228)	(240)	413	390
Remeasurement (loss)/gain – experience	(612)	(614)	525	490
Employee contributions	(5)	(1)	(4)	(1)
Benefits paid	4,970	4,927	1,852	1,800
Exchange and other movements	132	–	933	(129)
Benefit obligation at end of the year	(30,268)	(29,160)	(33,033)	(31,847)
Fair value of scheme assets at beginning of the year	32,657	31,820	28,752	26,829
Interest income on scheme assets	855	831	1,048	1,023
Employer contribution	1,152	1,124	720	634
Remeasurement – return on scheme assets greater than discount rate	1,333	1,263	5,009	5,002
Employee contributions	5	1	4	1
Benefits paid	(4,970)	(4,927)	(1,852)	(1,800)
Exchange and other movements	(110)	–	(1,024)	131
Fair value of scheme assets at the end of the year	30,922	30,112	32,657	31,820
Net surplus/(deficit)	654	952	(376)	(27)
Retirement benefit assets	966	952	14	–
Retirement benefit liabilities	(312)	–	(390)	(27)
Net retirement benefit assets/(liabilities)	654	952	(376)	(27)
Included within the benefit obligation was £895m (2016: £979m) relating to overseas pensions and £213m (2016: £207m) relating to other post-employment benefits.

As at 31 December 2017, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £952m (2016: deficit of £27m). The movement for the UKRF is mainly due to payment of deficit contributions, higher than assumed asset returns, updated mortality assumptions, and lower expected future price inflation, offset by a decrease in discount rate, transfers out of the scheme, and the introduction of an assumption for future transfers out. Of the £4,927m (2016: £1,800m) UKRF benefits paid out, £4,151m (2016: £1,029m) related to transfers out of the fund.

Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions (the “asset ceiling”). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, Barclays expects to be able to recover any surplus. The Trustee does not have a substantive right to augment benefits, nor do they have the right to wind up the plan except in the dissolution of the Group or termination of contributions by the Group. The application of the asset ceiling to other plans is considered on an individual plan basis.

256 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

35 Pensions and post-retirement benefits continued

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2017 % p.a.	2016 % p.a.
Discount rate	2.46	2.62
Inflation rate (RPI)	3.22	3.35

The UKRF discount rate assumption for 2017 was based on a variant of the standard Willis Towers Watson RATE Link model. This variant includes all bonds rated AA by at least one of the four major ratings agencies, and assumes that yields after year 30 are flat. The RPI inflation assumption for 2017 was set by reference to the Bank of England’s implied inflation spot curve, assuming the spot curve remains flat after 30 years. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and price inflation assumptions is consistent with that used at the prior year end, except the inflation spot curve was held flat after 25 years at 2016.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2016 of Barclays own post-retirement mortality experience, and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2016 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% pa in future improvements. The methodology used is consistent with the prior year end, except that the 2015 core projection model was used at 2016. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy	2017	2016	2015
Life expectancy at 60 for current pensioners (years)
– Males	27.8	27.9	28.4
– Females	29.4	29.7	30.0
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.3	29.7	30.2
– Females	31.0	31.7	32.0

An assumption for future transfers out has been introduced at 2017, increasing the benefit obligation by about 2%, as numbers of deferred members transferring out were at higher levels in 2017 than previously experienced. The assumption introduced is that 20% of the benefit obligations in respect of deferred members will transfer out during 2018, 15% in 2019, 10% in 2020, 5% in 2021, tapering down to 0% from 2022 onwards. The assumption used at 2016 was nil transfers out.

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

Change in key assumptions
	2017	2016
	(Decrease)/ Increase in UKRF defined benefit obligation £bn	(Decrease)/ Increase in UKRF defined benefit obligation £bn
Discount rate
0.5% p.a. increase	(2.4)	(2.8)
0.25% p.a. increase	(1.2)	(1.4)
0.25% p.a. decrease	1.3	1.5
0.5% p.a. decrease	2.8	3.2
Assumed RPI
0.5% p.a. increase	1.6	1.9
0.25% p.a. increase	0.8	0.9
0.25% p.a. decrease	(0.7)	(0.9)
0.5% p.a. decrease	(1.5)	(2.0)
Life expectancy at 60
One year increase	1.0	1.1
One year decrease	(1.0)	(1.1)

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 20 years.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 257

Notes to the financial statements

Employee benefits

35 Pensions and post-retirement benefits continued

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

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total		Of which relates to UKRF
	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %
As at 31 December 2017
Equities – quoted	4,377	14.1	4,151	13.8
Equities – non-quoted	2,001	6.5	2,001	6.6
Bonds – fixed government[a]	2,433	7.9	2,184	7.3
Bonds – index-linked government[a]	13,089	42.3	13,078	43.4
Bonds – corporate and other[a]	5,195	16.8	4,999	16.6
Property – commercial[b]	1,911	6.2	1,902	6.3
Derivatives[b]	816	2.6	816	2.7
Other[c]	1,100	3.6	981	3.3
Fair value of scheme assets	30,922	100.0	30,112	100.0

As at 31 December 2016
Equities – quoted	8,123	24.9	7,840	24.6
Equities – non-quoted	2,043	6.3	2,042	6.4
Bonds – fixed government[a]	1,330	4.1	1,072	3.4
Bonds – index-linked government[a]	13,173	40.3	13,165	41.4
Bonds – corporate and other[a]	5,222	16.0	5,054	15.9
Property – commercial[b]	1,630	5.0	1,622	5.1
Derivatives[b]	870	2.7	870	2.7
Other[c]	266	0.7	155	0.5
Fair value of scheme assets	32,657	100.0	31,820	100.0

Notes

a	Assets held are predominately quoted.
b	Assets held are predominantly non-quoted.
c	Assets held are predominantly in Infrastructure Funds.

Included within the fair value of scheme assets were: £0.1m (2016: £0.2m) relating to shares in Barclays PLC and £0.6m (2016: £0.1m) relating to bonds issued by Barclays PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.

The UKRF scheme assets also include £15m (2016: £32m) relating to UK private equity investments and £1,986m (2016: £2,009m) relating to overseas private equity investments. These are disclosed above within Equities – non-quoted.

Approximately 48% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Funding

The Scheme Actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2017 and showed a deficit of £4.8bn and a funding level of 86.8%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%, versus £6.0bn funding deficit at the 30 September 2015 update.

The improvement in funding position between 30 September 2016 and 30 September 2017 was largely due to payment of deficit contributions, higher than assumed asset returns, higher Government bond yields, and transfers out of the scheme.

258 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

35 Pensions and post-retirement benefits continued

At the 2016 triennial actuarial valuation the Group and UKRF Trustee agreed a revised scheme-specific funding target, statement of funding principles, schedule of contributions, a recovery plan to seek to eliminate the deficit relative to the funding target and some additional support measures. The agreement with the UKRF Trustee also takes into account the changes to the Group structure that will be implemented as a result of ring-fencinga. Barclays Bank PLC will remain as the principal employer of the UKRF.

The main differences between the funding and IAS 19 assumptions were a different approach to setting the discount rate and a more conservative longevity assumption for funding.

The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2016 valuation recovery plan are shown alongside the deficit recovery contributions agreed in 2014 for the prior 30 September 2013 valuation.

Year	Deficit contributions 30 September 2016 valuation £m	Deficit contributions 30 September 2013 valuation £m
2017	740	1,240[b]
2018	500	740
2019	500	740
2020	500	740
2021	1,000	240[b]
2022 to 2026	1,000 each year	–

Note

a	Refer to page 162 of the Annual Report for further information on structural reform.
b	The 2017 deficit contributions from the 30 September 2013 valuation included up to £500m payable if the deficit in 2017 exceeded a certain level. Of this £500m, £250m was paid during the first half of 2017. Following the agreement of the 30 September 2016 valuation recovery plan, in July 2017, the remaining payments were no longer required.

The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. The next funding valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

Other support measures agreed at the same time as the valuation

Collateral – The UKRF Trustee and Barclays Bank PLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for the UKRF funding deficit as it increases or decreases over time, and associated deficit recovery contributions. The collateral pool is currently made up of government securities and high quality securitisations of credit cards, mortgages and corporate loans. Agreement has been made with the Trustee to increase the proportion of the deficit covered from 88.5% to 100% effective from 26 March 2018 with an overall cap remaining of £9.0bn, at which date the collateral pool will consist of government securities only (the Trustees and Barclays Bank PLC may agree alternative eligible collateral in the future). The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency. These assets are included within Note 40.

Support from Barclays PLC – In the event of Barclays Bank PLC not paying a deficit reduction contribution payment required under the 2016 valuation recovery plan by a specified pre-payment date, Barclays PLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from Barclays Bank UK PLC (if any) to invest the proceeds in Barclays Bank PLC (up to the maximum amount of the deficit reduction contribution unpaid by Barclays Bank PLC). The proceeds of the investment will be used to discharge Barclays Bank PLC’s unpaid deficit reduction contribution.

Participation – As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. Barclays Bank UK PLC will make contributions for the future service of its employees who are currently Afterwork members and, in the event of Barclays Bank PLC’s insolvency during this period provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of the collateral above).

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2017	1,124
2016	634
2015	586

Included within the Group’s contributions paid were £153m (2016: £112m; 2015: £nil) Section 75 contributions.

The Group’s expected contribution to the UKRF in respect of defined benefits in 2018 is £716m (2017: £1,585m). In addition, the expected contributions to UK defined contribution schemes in 2018 is £35m (2017: £36m) to the UKRF and £146m (2017: £124m) to the BPSP.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 259

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

Company Name	Principal place of business or incorporation	Nature of business	Percentage of voting rights held %	Non-controlling interests – proportion of ownership interests %	Non-controlling interests - proportion of voting interests %
Barclays Bank PLC	England	Banking, holding Company	100	11	–
Barclays Capital Securities Limited	England	Securities dealing	100	–	–
Barclays Securities Japan Limited	Japan	Securities dealing	100	–	–
Barclays Capital Inc	United States	Securities dealing	100	–	–
Barclays Services Limited	England	Service Company	100	–	–
Barclays Bank Delaware	United States	Credit card issuer	100	–	–

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries.

Ownership interests are in some cases different to voting interests due to the existence of non-voting equity interests, such as preference shares. Refer to Note 33 for more information.

Barclays Africa Group Limited was considered a principal subsidiary in 2016. During 2017 Barclays reduced its shareholding in BAGL. This resulted in the deconsolidation of BAGL from the Group as of 1 June 2017, with the residual holding recognised as an available for sale investment.

Determining whether the Group has control of an entity is generally straightforward based on ownership of the majority of the voting capital. However, in certain instances, this determination will involve judgement, particularly in the case of structured entities where voting rights are often not the determining factor in decisions over the relevant activities. This judgement may involve assessing the purpose and design of the entity. It will also often be necessary to consider whether the Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

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

An interest in equity voting rights exceeding 50% would typically indicate that the Group has control of an entity. However, the entity set out below is excluded from consolidation because the Group does not have exposure to its variable returns.

Country of registration or incorporation	Company name	Percentage of voting rights held (%)	Equity shareholders’ funds (£m)	Retained profit for the year (£m)
Cayman Islands	Palomino Limited	100	9	7

260 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

36 Principal subsidiaries continued

This entity is managed by an external counterparty and consequently is not controlled by the Group. Interests relating to this entity are included in Note 37.

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

Regulatory requirements

Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £1,407bn (2016: £1,553bn) and £1,341bn (2016: £1,480bn) respectively. The assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital levels which cannot be returned to the Parent company, Barclays PLC on a going concern basis.

In order to meet capital requirements, subsidiaries may hold certain equity-accounted and debt-accounted issued financial instruments and non-equity instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liabilities. Refer to Note 33 and Note 30 for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.

Liquidity requirements

Regulated subsidiaries of the Group are required to meet PRA and local regulatory requirements pertaining to liquidity. Some of the subsidiaries affected are Barclays Bank PLC and Barclays Capital Inc which must maintain daily compliance with the regulatory minimum. See pages 124 to 136 for further details of liquidity requirements, including those of our significant subsidiaries.

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

Contractual requirements

Asset encumbrance

The Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks. Once encumbered, the assets are not available for transfer around the Group. The assets typically affected are disclosed in Note 40.

Assets held by consolidated structured entities

None of the assets (2016: £99m) included in the Group’s balance sheet relate to consolidated investment funds, held to pay return and principal to the holders of units in the funds. Any assets held in these funds cannot be transferred to other members of the Group. The decrease since 2016 is due to the sale of the French Funds Business.

Other restrictions

The Group is required to maintain balances with central banks and other regulatory authorities, and these amounted to £3,360m (2016: £4,254m).

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

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:

Securitisation vehicles

The Group uses securitisation as a source of financing and a means of risk transfer. Refer to Note 39 for further detail.

The Group, in previous periods, has provided liquidity facilities to certain securitisation vehicles. At 31 December 2017, there were no outstanding loan commitments to these entities (2016: £152m).

Commercial paper (CP) and medium-term note conduits

The Group provided £10.2bn (2016: £9bn) in undrawn contractual backstop liquidity facilities to CP conduits.

Fund management entities

In previous periods, Barclays had contractually guaranteed the performance of certain cash investments in a number of managed investment funds which resulted in their consolidation. As at 31 December 2017, the notional value of the guarantees were £nil (2016: £99m) as the European Wealth Funds associated with these guarantees were either closed or ownership has been transferred outside the Group and they are no longer consolidated.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 261

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

Employee benefit and other trusts

The Group provides capital contributions to employee share trusts to enable them to meet their obligations to employees under share-based payment plans. During 2017, the Group provided undrawn liquidity facilities of £1.8bn (2016: £0.4bn) to certain trusts.

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

The nature and extent of the Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing £m	Short-term traded interests £m	Traded derivatives £m	Other interests £m	Total £m
As at 31 December 2017
Assets
Trading portfolio assets	–	10,788	–	699	11,487
Financial assets designated at fair value	31,520	–	–	2,721	34,241
Derivative financial instruments	–	–	4,380	–	4,380
Loans and advances to banks	–	–	–	–	–
Loans and advances to customers	5,481	–	–	17,386	22,867
Reverse repurchase agreements and other similar secured lending	753	–	–	–	753
Other assets	–	–	–	509	509
Total assets	37,754	10,788	4,380	21,315	74,237
Liabilities
Derivative financial instruments	–	–	5,193	3,356	8,549

As at 31 December 2016
Assets
Trading portfolio assets	–	8,436	–	516	8,952
Financial assets designated at fair value	22,706	–	–	367	23,073
Derivative financial instruments	–	–	4,731	2,130	6,861
Loans and advances to banks	–	–	–	4,915	4,915
Loans and advances to customers	–	–	–	24,142	24,142
Reverse repurchase agreements and other similar secured lending	6,338	–	–	–	6,338
Other assets	–	–	–	919	919
Total assets	29,044	8,436	4,731	32,989	75,200
Liabilities
Derivative financial instruments	–	–	3,567	2,130	5,697

Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under market risk management policies described on page 118 which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand.

Secured financing

The Group routinely enters into reverse repurchase contracts, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Group has minimal exposure to the performance of the structured entity counterparty. This includes margin lending which is presented under Loans and advances to customers in 2017 to align to the balance sheet presentation. In 2016 margin lending was presented in Reverse repurchase agreements and other similar secured lending within Note 37. A description of these transactions is included in Note 22.

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

As at 31 December 2017, £9,645m (2016: £6,568m) of the Group’s £10,788m (2016: £8,436m) short-term traded interests were comprised of debt securities issued by asset securitisation vehicles.

262 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

37 Structured entities continued

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

Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notionals amounted to £1,680,615m (2016: £1,183,215m).

Except for credit default swaps where the maximum exposure to loss is the swap notional amount, it is not possible to estimate the maximum exposure to loss in respect of derivative positions as the fair value of derivatives is subject to changes in market rates of interest, exchange rates and credit indices which by their nature are uncertain. In addition, the Group’s losses would be subject to mitigating action under its traded market risk and credit risk policies that require the counterparty to provide collateral in cash or other assets in most cases.

Other interests in unconsolidated structured entities

The Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the purpose of the entities and limited to significant categories, based on maximum exposure to loss.

Nature of interest
	Multi-seller conduit programmes £m	Lending £m	Investment funds and trusts £m	Others £m	Total £m
As at 31 December 2017
Trading portfolio assets
– Debt securities	–	–	–	699	699
Financial assets designated at fair value
– Loans and advances	–	–	–	2,721	2,721
Loans and advances to banks	–	–	–	–	–
Loans and advances to customers	5,424	11,497	–	465	17,386
Other assets	468	11	8	22	509
Total on balance sheet exposures	5,892	11,508	8	3,907	21,315
Total off balance sheet notional amounts	6,270	6,337	–	446	13,053
Maximum exposure to loss	12,162	17,845	8	4,353	34,368
Total assets of the entity	103,057	179,994	11,137	22,669	316,857

As at 31 December 2016
Trading portfolio assets
– Debt securities	–	–	–	441	441
– Equity securities	–	–	–	75	75
Financial assets designated at fair value
– Loans and advances	–	260	–	4	264
– Debt securities	–	50	–	48	98
– Equity securities	–	–	–	5	5
Derivative financial instruments	–	–	–	2,130	2,130
Loans and advances to banks	–	4,890	–	25	4,915
Loans and advances to customers	6,016	16,754	–	1,372	24,142
Other assets	5	7	13	894	919
Total on balance sheet exposures	6,021	21,961	13	4,994	32,989
Total off balance sheet notional amounts	2,734	9,873	–	1,739	14,346
Maximum exposure to loss	8,755	31,834	13	6,733	47,335
Total assets of the entity	75,535	492,950	18,550	39,342	626,377

Maximum exposure to loss

Unless specified otherwise below, the Group’s maximum exposure to loss is the total of its on-balance sheet positions and its off-balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.

Multi-seller conduit programme

The multi-seller conduit engages in providing financing to various clients and holds whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit. The Group’s off-balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduit for the benefit of the holders of the commercial paper issued by the conduit and will only be drawn where the conduit is unable to access the commercial paper market. If these liquidity facilities are drawn, the Group is protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 263

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

Lending

The portfolio includes lending provided by the Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Group incurred an impairment of £11m (2016: £24m) against such facilities.

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

Other

This includes fair value loans with structured entities where the market risk is materially hedged with corresponding derivative contracts, interests in debt securities issued by securitisation vehicles and drawn and undrawn loan facilities to these entities.

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

There are no individually significant investments in joint ventures or associates held by Barclays.

		2017			2016
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Equity accounted	402	316	718	321	363	684
Held at fair value through profit or loss	–	447	447	–	484	484
Total	402	763	1,165	321	847	1,168

Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the net income of the investees, not just the Group’s share for the year ended 31 December 2017, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

			Associates		Joint ventures
			2017 £m	2016 £m	2017 £m	2016 £m
Profit from continuing operations			117	33	77	64
Other comprehensive expense			–	–	(15)	19
Total comprehensive income from continuing operations			117	33	62	83

Unrecognised shares of the losses of individually immaterial associates and joint ventures were £nil (2016: £nil).

The Group’s associates and joint ventures are subject to statutory or contractual requirements such that they cannot make remittances of dividends or make loan repayments to Barclays PLC without agreement from the external parties.

The Group’s share of commitments and contingencies of its associates and joint ventures comprised unutilised credit facilities provided to customers of £1,712m (2016: £1,755m). In addition, the Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £246m (2016: £263m).

264 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

In the course of its normal banking activities, the Group makes transfers of financial assets, either where legal rights to the cash flows from the asset are passed to the counterparty or beneficially, where the Group retains the rights to the cash flows but assumes a responsibility to transfer them to the counterparty. Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.

A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:

Transfers of financial assets that do not result in derecognition

Securitisations

The Group was party to securitisation transactions involving its residential mortgage loans and credit card balances.

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

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2017				2016
	Assets		Liabilities		Assets		Liabilities
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Loans and advances to customers
Residential mortgage loans	–	–	–	–	125	120	(107)	(107)
Credit cards, unsecured and other retail lending	3,772	3,757	(3,635)	(3,626)	5,094	5,084	(4,926)	(4,931)
Total	3,772	3,757	(3,635)	(3,626)	5,219	5,204	(5,033)	(5,038)

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

For transfers of assets in relation to repurchase agreements, refer to Note 22 and Note 40.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 265

Notes to the financial statements

Scope of consolidation

39 Securitisations continued

Continuing involvement in financial assets that have been derecognised

In some cases, the Group may have transferred a financial asset in its entirety but may have continuing involvement in it. This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Group’s involvement, mainly with CLOs and CMBS. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended £m	Cumulative to 31 December £m
2017
CLO and other assets	–	–	–	–	–
Commercial mortgage backed securities	94	94	94	1	1
Total	94	94	94	1	1
2016
CLO and other assets	10	10	10	–	(3)
Commercial mortgage backed securities	–	–	–	–	–
Total	10	10	10	–	(3)

Note

a Assets which represent the Group’s continuing involvement in derecognised assets are recorded in Loans and advances and Trading portfolio assets.

40 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. Assets pledged as collateral include all assets categorised as encumbered in the disclosure on page 129 (unaudited), other than those held in commercial paper conduits. In these transactions, Barclays will be required to step in to provide financing itself under a liquidity facility if the vehicle cannot access the commercial paper market. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2017 £m	2016 £m
Trading portfolio assets	73,899	51,241
Financial assets at fair value	4,798	3,195
Loans and advances to customers	41,772	30,414
Cash collateral	56,351	68,797
Financial investments	15,058	13,053
Non current assets held for sale	–	117
Assets pledged	191,878	166,817

Barclays has an additional £9bn (2016: £14bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuance.

Total assets pledged includes a collateral pool put in place to provide security for the UKRF funding deficit. Refer to Note 35 for further details.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2017 £m	2016 £m
Fair value of securities accepted as collateral	608,412	466,975
Of which fair value of securities re-pledged/transferred to others	547,637	405,582

Additional disclosure has been included in collateral and other credit enhancements (see pages 89 to 99).

266 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Subsidiaries

Transactions between Barclays PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group Financial Statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC, are fully disclosed in Barclays PLC’s balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 36.

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

Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2017
Income/(expense)	(20)	38	4
Impairment releases	2	–	–
Total assets	2	1,048	2
Total liabilities	75	2	162
For the year ended and as at 31 December 2016
Income/(expense)	(20)	7	4
Impairment charges	(13)	–	–
Total assets	72	2,244	–
Total liabilities	94	95	260
For the year ended and as at 31 December 2015
Income/(expense)	(19)	40	4
Impairment charges	(4)	(2)	–
Total assets	36	1,578	–
Total liabilities	158	133	184

Guarantees, pledges or commitments given in respect of these transactions in the year were £27m (2016: £940m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds, unit trusts and investment funds were £3m (2016: £3m).

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

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2017 £m	2016 £m
As at 1 January	9.2	9.8
Loans issued during the year	0.5	0.6
Loan repayments during the year/change of key management personnel	(4.9)	(1.2)
As at 31 December	4.8	9.2

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 267

Notes to the financial statements

Other disclosure matters

41 Related party transactions and Directors’ remuneration continued

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding
	2017 £m	2016 £m
As at 1 January	7.3	116.5
Deposits received during the year	25.7	18.9
Deposits repaid during the year/change of key management personnel	(26.1)	(128.1)
As at 31 December	6.9	7.3

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2017 were £0.3m (2016: £0.2m).

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

	2017 £m	2016 £m
Salaries and other short-term benefits	33.9	31.9
Pension costs	0.1	0.2
Other long-term benefits	18.4	11.0
Share-based payments	26.8	21.9
Employer social security charges on emoluments	9.6	6.2
Costs recognised for accounting purposes	88.8	71.2
Employer social security charges on emoluments	(9.6)	(6.2)
Other long-term benefits – difference between awards granted and costs recognised	(9.8)	(2.5)
Share-based payments – difference between awards granted and costs recognised	(11.7)	(8.9)
Total remuneration awarded	57.7	53.6
Disclosure required by the Companies Act 2006 The following information regarding Directors is presented in accordance with the Companies Act 2006:
	2017 £m	2016 £m
Aggregate emoluments[a]	8.5	8.1
Amounts paid under LTIPs[b]	1.1	–
	9.6	8.1

Notes

a	The aggregate emoluments include amounts paid for the 2017 year. In addition, deferred share awards for 2017 will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions. The total of the deferred share awards is £1m (2016: £1.4m).
b	The figure above for “Amounts paid under LTIPs” relates to an LTIP award that was released to Tushar Morzaria in 2017. Dividend shares released on the award are excluded. The LTIP figure in the single total figure table for executive Directors’ 2017 remuneration in the Directors’ Remuneration report relates to the award that is scheduled to be released in 2018 in respect of the 2015-2017 LTIP cycle.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2016: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2017, there were no Directors accruing benefits under a defined benefit scheme (2016: nil).

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at

31 December 2017 amounted to 12,460,877 (2016: 11,464,580) ordinary shares of 25p each (0.07% of the ordinary share capital outstanding).

At 31 December 2017, executive Directors and Officers of Barclays PLC (involving 11 persons) held options to purchase a total of 6,000 (2016:

22,527) Barclays PLC ordinary shares of 25p each at a price of 120p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2017 to persons who served as Directors during the year was £0.2m (2016: £0.2m). The total value of guarantees entered into on behalf of Directors during 2017 was £nil (2016: £nil).

268 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

42 Auditors’ remuneration

Auditors’ remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2017 £m	2016 £m	2015 £m
Audit of the Group’s annual accounts	11	14	13
Other services:
Audit of the Company’s subsidiaries[a]	27	27	21
Other audit related fees[b]	8	4	7
Other services[c]	2	4	2
Total Auditors’ remuneration	48	49	43

Notes

a	Comprises the fees for the statutory audit of subsidiaries both inside and outside the UK and fees for work performed by associates of KPMG or PwC in respect of the consolidated financial statements of the Company.
b	Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

KPMG became the Group’s principal auditor in 2017. PwC was the principal auditor. In addition, and 2015.

The figures shown in the above table relate to fees paid to KPMG or PwC as principal auditor. In addition, fees paid to KPMG in relation to discontinued operations were £4m (PwC 2016: £12m, PwC 2015: £10m).

43 Assets included in disposal groups classified as held for sale and associated liabilities

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

Assets included in disposal groups classified as held for sale
	Total 2017 £m	Total 2016 £m
Cash and balances at central banks	–	2,930
Items in the course of collection from other banks	–	570
Trading portfolio assets	–	3,084
Financial assets designated at fair value	3	6,984
Derivative financial instruments	–	1,992
Financial investments	–	7,737
Loans and advances to banks	–	1,666
Loans and advances to customers	1,164	43,504
Prepayments, accrued income and other assets	–	696
Investments in associates and joint ventures	–	87
Property, plant and equipment	26	954
Goodwill	–	997
Intangible assets	–	570
Current and deferred tax assets	–	149
Retirement benefit assets	–	33
Total	1,193	71,953
Balance of impairment unallocated under IFRS 5	–	(499)
Total assets classified as held for sale	1,193	71,454

Liabilities included in disposal groups classified as held for sale
	Total 2017 £m	Total 2016 £m
Deposits from banks	–	2,149
Items in the course of collection due to banks	–	373
Customer accounts	–	42,431
Repurchase agreements and other similar secured borrowing	–	597
Trading portfolio liabilities	–	388
Financial liabilities designated at fair value	–	7,325
Derivative financial instruments	–	1,611
Debt securities in issue	–	7,997
Subordinated liabilities	–	934
Accruals, deferred income and other liabilities	–	1,180
Provisions	–	103
Current and deferred tax liabilities	–	162
Retirement benefit liabilities	–	42
Total liabilities classified as held for sale	–	65,292

Net assets classified as held for sale	1,193	6,162
Expected contribution to BAGL	–	866
Disposal group post contribution	1,193	7,028

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 269

Notes to the financial statements

Other disclosure matters

43 Assets included in disposal groups classified as held for sale and associated liabilities continued

During the year, a number of disposal groups classified as held for sale have been disposed of. The £70bn decrease in assets is driven by the disposals of BAGL (£65bn), the French retail business (£4bn), the Egypt business (£1bn), Barclays Vida Pensiones (£0.7bn) and the Zimbabwe business (£0.4bn). The associated liabilities of the above disposal groups have also been sold in the year.

Discontinued Operations

On 1 March 2016, Barclays announced its intention to reduce the Group’s 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group’s interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL’s issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. As a result, as of 1 June 2017 BAGL was consequently no longer reported as a discontinued operation. At this time, Barclays’ holding in BAGL technically met the requirements to be treated as an Associate. However, following a revision of its governance rights in July 2017 and the difference being immaterial, the holding was treated as an Available for Sale (AFS) asset from the transaction date. In Q317 Barclays contributed 1.5% of BAGL’s ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL’s issued share capital. The retained investment is reported as an Available for Sale (AFS) asset, in the Head Office segment, with Barclays’ share of BAGL’s dividend recognised in the Head Office income statement.

Prior to the disposal of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent five months of results as a discontinued operation to 31 May 2017, compared to the full year ended 31 December 2016.

Barclays Africa disposal group income statement
For the year ended 31 December	2017 £m	2016 £m
Net interest income	1,024	2,169
Net fee and commission income	522	1,072
Net trading income	149	281
Net investment income	30	45
Net premiums from insurance contracts	161	362
Other income	(16)	8
Total income	1,870	3,937
Net claims and benefits incurred on insurance contracts	(84)	(191)
Total income net of insurance claims	1,786	3,746
Credit impairment charges and other provisions	(177)	(445)
Net operating income	1,609	3,301
Staff costs	(586)	(1,186)
Administration and general expenses[a]	(1,634)	(1,224)
Operating expenses	(2,220)	(2,410)
Share of post-tax results of associates and joint ventures	5	6
(Loss)/profit before tax	(606)	897
Taxation	(154)	(306)
(Loss)/profit after tax[b]	(760)	591

Attributable to:
Equity holders of the parent	(900)	189
Non-controlling interests	140	402
(Loss)/profit after tax[b]	(760)	591

Notes

a	Includes impairment of £1,090m (2016: £nil).
b	Total loss in respect of the discontinued operation was £2,195m which included the £60m loss on sale and £1,375m loss on recycling of other comprehensive loss on reserves.

270 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

43 Assets included in disposal groups classified as held for sale and associated liabilities continued

Other comprehensive income relating to discontinued operations is as follows:

For the year ended 31 December	2017 £m	2016 £m
Available for sale assets	(3)	(9)
Currency translation reserves	(38)	1,451
Cash flow hedge reserves	19	89
Other comprehensive (loss)/income, net of tax from discontinued operations	(22)	1,531
The cash flows attributed to the discontinued operation are as follows:
For the year ended 31 December	2017 £m	2016 £m
Net cash flows from operating activities	540	1,164
Net cash flows from investing activities	(245)	(691)
Net cash flows from financing activities	(165)	(105)
Effect of exchange rates on cash and cash equivalents	(29)	37
Net increase in cash and cash equivalents	101	405

44 Barclays PLC (the Parent company)

Other income

Other income of £690m (2016: £334m) includes £639m (2016: £457m) of income received from gross coupon payments on Barclays Bank PLC issued AT1 securities.

Non-Current Assets and Liabilities

Investment in subsidiaries

The investment in subsidiaries of £39,354m (2016: £36,553m) predominantly represents investments made into Barclays Bank PLC, including £8,986m (2016: £6,486m) of AT1 securities. The increase of £2,801m during the year was driven by AT1 issuances of £2,500m during the period, as well as a £300m investment in Barclays Services Limited (the “Group Service Company”).

The Group Service Company was established in September 2017 as a direct subsidiary of Barclays PLC to deliver operational continuity and to drive operational efficiencies across the Group. In September 2017, Barclays transferred c.£3.8bn of assets and liabilities from Barclays Bank PLC and its subsidiaries to the Group Service Company.

Loans and advances to subsidiaries, subordinated liabilities and debt securities in issue

During the period, Barclays PLC issued $2bn of Fixed Rate Subordinated Notes, €1.5bn of Fixed Rate Subordinated Notes and SGD 0.2bn Fixed Rate Subordinated Notes included within the subordinated liabilities balance of £6,501m (2016: £3,789m), $5bn of Fixed and Floating Rate Senior Notes, £1.95bn of Fixed Rate Senior Notes and €0.5bn Fixed Rate Senior Notes included within the debt securities in issue balance of £22,110m (2016: £16,893m). The proceeds raised through these transactions were used to invest in Barclays Bank PLC in each case with a ranking corresponding to the notes issued by Barclays PLC and included within the loans and advances to subsidiaries balance of £23,970m (2016: £19,421m).

Financial investments

The financial investment assets relate to loans made to subsidiaries of the Group accounted for as AFS instruments. These include a feature that allows for the loan to be written down in whole or in part by the borrower only in the event that the liabilities of the subsidiary would otherwise exceed its assets.

Derivative financial instrument

The derivative financial instrument of £161m (2016: £268m) held by the Parent Company represents Barclays PLC’s right to receive a Capital Note for no additional consideration, in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7% at which point the notes are automatically assigned by the holders to Barclays PLC.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. As we implement our structural reform programme, Barclays PLC expects to invest capital and funding in Barclays Bank PLC and other Group subsidiaries such as the Group Service Company, the US IHC and the UK ring-fenced bank. In October 2017, the Bank of England published a consultation on “Internal MREL” and following that consultation a final statement of policy is expected to be published in H1 2018. Accordingly, during the course of 2018 Barclays expects to restructure certain of its investments in subsidiaries, including to subordinate internal MREL beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which are expected to be in effect from 1 January 2019.

Total equity

Called up share capital and share premium of Barclays PLC was £22,045m (2016: £21,842m). Other equity instruments of £8,943m (2016: £6,453m) comprises of AT1 securities. For further details please refer to Note 31.

Structural Reform

Barclays’ plans for UK ring-fencing remain on track. The relevant court processes began in November 2017 with the Sanction hearing to be held on 26 and 27 February 2018 at which the Court will be requested to sanction Barclays’ ring-fencing transfer scheme. We intend to complete the reorganisation and establish the UK ring-fenced bank in April 2018, ahead of the 1 January 2019 legislative deadline for implementation.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 271

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

272 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional shareholder information

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 273

Additional shareholder information

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

Officers of the Group	Date of Appointment as Officer

Ashok Vaswani	Chief Executive Officer, Barclays UK	2012

Bob Hoyt	Group General Counsel	2013

Tushar Morzaria	Group Finance Director	2013

James E Staley	Group Chief Executive Officer	2015

Tristram Roberts	Group Human Resources Director	2015

Paul Compton	Group Chief Operating Officer	2016

C S Venkatakrishnan	Chief Risk Officer	2016

Tim Throsby	President, Barclays International Chief Executive Officer, Corporate and Investment Bank	2017

Stephen Shapiro	Company Secretary	2017

Laura Padovani	Interim Group Chief Compliance Officer	2017

274 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional shareholder information

Dividends on the ordinary shares of Barclays PLC

A final dividend for the full year ended 31 December 2016 of 2.0p was paid on 5 April 2017. In respect of the year ended 31 December 2017, one interim dividend of 1p was paid on 18 September 2017 and a final dividend of 2p was announced on 22 February 2018 for payment on 5 April 2018.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share

	2017	2016	2015	2014	2013

Interim	1.00	1.00	3.00	3.00	3.00

Final	2.00	2.00	3.50	3.50	3.50

Total	3.00	3.00	6.50	6.50	6.50

US Dollars per 25p ordinary share

	2017	2016	2015	2014	2013

Interim	0.01	0.01	0.05	0.05	0.05

Final	0.02	0.02	0.05	0.05	0.05

Total	0.03	0.03	0.10	0.10	0.10

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share

	2017	2016	2015	2014	2013

Interim	0.05	0.05	0.18	0.18	0.18

Final	0.10	0.10	0.20	0.22	0.23

Total	0.15	0.15	0.38	0.40	0.41

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

Trading market for ordinary shares of Barclays PLC

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2017, 17,060,397,944 ordinary shares were in issue.

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

There were 492 ADR holders and 1,654 recorded holders of ordinary shares with US addresses at 31 December 2017, whose shareholdings represented approximately 4.59% of total outstanding ordinary shares on that date. Since a certain number of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales price for the ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

Sale prices for ordinary shares

	25p ordinary shares		American Depositary Shares

	High	Low	High	Low

	p	p	US$	US$

2018

By month:

February[1]	201.00	189.06	11.36	10.52

January	210.30	194.50	11.91	10.68
1As at 19 February 2018

2017
By month:

August	210.35	190.35	10.96	9.83

September	193.35	184.00	10.36	9.62

October	198.00	182.40	10.44	9.45

November	194.25	178.90	10.35	9.36

December	204.55	189.40	10.93	10.14

By Quarter:

First quarter	239.25	219.45	11.89	11.02

Second quarter	224.65	196.00	11.51	9.92

Third quarter	211.30	184.00	11.04	9.62

Fourth quarter	204.55	178.90	10.93	9.36

2016

First quarter	215.25	147.85	12.85	8.62

Second quarter	186.95	127.20	11.18	7.03

Third quarter	174.75	131.65	9.31	7.06

Fourth quarter	239.00	166.50	11.99	8.16

2015	288.95	209.10	17.98	12.80

2014	296.50	207.90	19.58	13.50

2013	308.39	242.39	18.93	15.69

2012	288.00	148.20	17.47	9.31

2011	333.55	138.85	21.64	8.55

2010	383.20	255.40	24.10	15.40

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 275

Additional shareholder information

Shareholdings at 31 December 2017[a]	Number of shareholders	Percentage of holders	Shares held	Percentage of capital

Classification of shareholders

Personal Holders	253,150	97.25%	434,310,677	2.55%

Banks and Nominees	2,657	1.02%	14,878,937,903	87.21%

Other Companies	4,488	1.72%	1,747,142,728	10.24%

Insurance Companies	1	0.00%	208	0.00%

Pension Funds	5	0.00%	6,428	0.00%

Total	260,301	100.00%	17,060,397,944	100.00%

Shareholding range

1 - 100	17,465	6.71%	649,598	0.00%

101 - 250	53,954	20.72%	10,973,320	0.06%

251 - 500	71,706	27.55%	25,016,335	0.15%

501 - 1,000	41,885	16.09%	29,607,409	0.17%

1,001 - 5,000	53,457	20.54%	118,080,074	0.70%

5,001 - 10,000	11,526	4.43%	80,923,119	0.47%

10,001 - 25,000	6,894	2.65%	104,303,115	0.62%

25,001 - 50,000	1,613	0.62%	54,990,046	0.32%

50,001 and over	1,801	0.69%	16,635,854,928	97.51%

Totals	260,301	100.00%	17,060,397,944	100.00%

United States Holdings	1,654	0.64%	17,462,910	0.10%

Note

a. These figures do not include Barclays Sharestore members.

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pound Sterling. For the months of September 2017 through to February 2018, the highest and lowest closing spot rates as determined by Bloomberg at 5:00 p.m (New York time) (the ‘Closing Spot Rate’), expressed in USD per GBP were:

	(US Dollars per Pound Sterling)

	February	January	December	November	October	September

	2018		2017

High	1.43	1.42	1.35	1.35	1.33	1.36

Low	1.38	1.35	1.33	1.31	1.31	1.29

	(US Dollars per Pound Sterling)

	2017	2016	2015	2014	2013

Average	1.29	1.56	1.53	1.65	1.56

On 19 February 2018, the Closing Spot Rate in Pound Sterling was $1.40.

No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into USD at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

276 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

A nil rate of UK income tax applies to the first £5,000 (reducing to £2,000 from 6 April 2018) of Total Dividend Income received by an individual shareholder in a tax year (the ‘Nil Rate Amount’).

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

Where Shares are sold, a liability to tax may result if the proceeds from that sale exceed the sum of the base cost of the Shares sold and any other allowable deductions such as share dealing costs and, in certain circumstances, indexation relief. To arrive at the total base cost of any Barclays PLC shares held, in appropriate cases the amount subscribed for rights taken up in 1985, 1988 and 2013 must be added to the cost of all such shares held. For this purpose, current legislation permits the market valuation at 31 March 1982 to be substituted for the original cost of shares purchased before that date. Shareholders other than those within the charge to UK corporation tax should note that, following the Finance Act 2008, no indexation allowance will be available. Shareholders within the charge to UK corporation tax may be eligible for indexation allowance. However, the Finance (No. 2) Bill 2017-2019 contains provisions that would, if enacted, change the calculation of indexation allowance so that indexation on or after 1 January 2018 ceases to be taken into account.

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

(iv) Stamp duty and stamp duty reserve tax

Dealings in Shares will generally be subject to UK stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section ‘Taxation of US holders – (vi) UK stamp duty and stamp duty reserve tax’). The transfer on sale of Ordinary Shares and Preference Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer. An unconditional agreement to transfer Ordinary Shares and Preference Shares, or any interest therein,

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 277

Additional shareholder information

will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.

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

Taxation of US holders

The following is a summary of the principal US federal income tax consequences and certain UK tax consequences for US holders (as defined below) of Ordinary Shares of Barclays PLC, Preference Shares of Barclays Bank PLC (the ‘Bank’), or ADSs representing such Ordinary Shares or Preference Shares, who own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US or UK tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organisations, (iv) life insurance companies, (v) holders liable for alternative minimum tax, (vi) holders that actually or constructively own 10 per cent or more of the combined voting power of the voting stock of Barclays PLC or the Bank or of the total value of the stock of Barclays PLC or the Bank, (vii) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, (viii) holders that purchase or sell shares or ADSs as part of a wash sale, (ix) holders whose functional currency is not the US dollar, or (x) holders who are resident, or (in the case of individuals) ordinarily resident, or who are carrying on a trade, in the UK. The summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

Dividends paid by Barclays PLC or the Bank, as applicable, with respect to the Ordinary Shares, Preference Shares or ADSs will generally be qualified dividend income. Dividends paid to a noncorporate US holder that constitute qualified dividend income will be taxable to the holder at preferential rates, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of Preference Shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. A US holder will not be subject to UK withholding tax. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to a US holder.

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

278 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional shareholder information

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

(iv) Taxation of passive foreign investment companies (PFICs)

Barclays PLC and the Bank believe that their respective shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Barclays PLC or the Bank were to be treated as a PFIC, then the gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to its shares or ADSs, such gain and certain ‘excess distributions’ would be treated as having been realised rateably over a US holder’s holding period for the shares or ADSs and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s shares or ADSs will be treated as stock in a PFIC if Barclays PLC or the Bank, as applicable, was a PFIC at any time during such holder’s holding period in its shares or ADSs. Dividends that a US holder receives will not be eligible for the special tax rates applicable to qualified dividend income if Barclays PLC or the Bank is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

(vi) UK stamp duty and stamp duty reserve tax

No obligation to pay UK stamp duty will arise on the transfer on sale of an ADS, provided that any instrument of transfer is not executed in, and remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement to transfer an ADS. For the UK stamp duty and stamp duty reserve tax implications of dealings in shares, see the section ‘Taxation of UK holders – (iv) Stamp duty and stamp duty reserve tax’ above.

(vii) UK estate and gift tax

Under the Estate and Gift Tax Convention, a US domiciled holder generally is not subject to UK inheritance tax in respect of dispositions by that holder or their estate.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 279

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

– Cable, telex and facsimile transmission/delivery

– Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares

– Any other charge payable by ADR depositary or its agents

* The fee in relation to the distribution of cash dividends was $0.00396 per ADS in respect of dividends paid in the year ended 31 December 2017

280 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional shareholder information

Fees and Payments made by the ADR depositary to Barclays

The ADR depositary has agreed to provide Barclays with an amount based on the cash dividend, issuance and cancellations fees charged during each twelve-month period for expenses incurred by Barclays in connection with the ADS program. Barclays is entitled to $1,014,629 for the year ended 31 December 2017, though such amount has not yet been paid to Barclays by the ADR depositary.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 281

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

282 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Director Independence

NYSE Rules require the majority of the Board to be independent. The Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the Code for determining whether a Director is independent. We follow the Code’s recommendations as well as developing best practices among other UK public companies. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 39.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 283

Additional information

Substantial shareholders

Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the FCA’s Disclosure Guidance and Transparency Rules are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2017, the Company had been notified under Rule 5 of the Disclosure Guidance and Transparency Rules of the following holdings of voting rights in its shares.

2017

Holder	Number of Barclays Shares	% of total voting rights attached to issued share capital[a]	Number of warrants	% of total voting rights attached to issued share capital

The Capital Group Companies Inc[b]	1,172,090,125	6.98	-	-

Qatar Holding LLC[c]	1,017,455,690	5.99	-	-

BlackRock, Inc[d]	1,010,054,871	5.92	-	-

Notes

a The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules.

b The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts. On 14 February 2018, CG disclosed by way of a Schedul;e 13G filed with the SEC, beneficial ownership of 1,167,912,211 ordinary shares of the Company as of 29 December 2017, representing 6.8% of that class of shares.

c Qatar Holding LLC is wholly-owned by Qatar Investment Authority. On 17 January 2018, Qatar Holding LLC disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 941,620,690 ordinary shares of the Company as of 31 December 2017, representing 5.52% of that class of shares.

d Total shown includes 2,009,814 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 30 January 2018, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 1,145,415,782 ordinary shares of the Company as of 31 December 2017, representing 6.7% of that class of shares.

Between 31 December 2017 and 19 February 2018 (the latest practicable date for inclusion in this report), the Company was notified that BlackRock, Inc. now holds 990,743,261 Barclays shares, representing 5.80% of the total voting rights attached to issued share capital.

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

284 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 285

Additional information

Disclosure controls and procedures

The Chief Executive, James E Staley, and the Group Finance Director, Tushar Morzaria, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures of each of Barclays PLC and Barclays Bank PLC as at 31 December 2017, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

Board of Directors

John McFarlane, Chairman

John is Chairman of Barclays PLC and Barclays Bank PLC. He is a senior figure in global banking and financial services circles having spent over 40 years in the sector. John brings extensive experience in banking including investment, corporate and retail banking, as well as expertise in insurance, strategy, risk business transformation and cultural change.

John is currently Chairman of TheCityUK and a member of the Financial Services Trade and Investment Board and the European Financial Round Table. Other current non-executive directorships included Westfield Corporation, Old Oak Holdings Limited and The International Monetary Conference. John was previously Chairman of Aviva plc where he oversaw a transformation of the company FirstGroup plc, and the Australian Bankers Association. He was also a non- executive director of The Royal Bank of Scotland, joining at the time of the UK government rescue. Prior to that he was Chief Executive Officer of Australia and New Zealand Banking Group Limited for 10 years, Group Executive Director of Standard Chartered plc and head of Citibank in the UK and Ireland. Other current external appointments include member of Cranfield School of Management Advisory Board, member of Institut International d’Etudes Bancaires and member of the President’s Committee Confederation of British Industry.

Jes Staley, Chief Executive, Executive Director

Jes Staley joined Barclays as Group Chief Executive on 1 December 2015. Jes has nearly four decades of extensive experience in banking and financial services. He worked for more than 30 years at JP Morgan, initially training as a commercial banker, later advancing to the leadership of major businesses involving equities, private banking and asset management, and ultimately heading the company’s Global Investment Bank. Jes is currently a member of the Institute of International Finance and formerly served as Managing Partner at BlueMountain Capital.

Sir Gerry Grimstone, Deputy Chairman, Non-executive Director

Sir Gerry Grimstone is Deputy Chairman and Senior Independent Director of Barclays and chairs the Board Reputation Committee. He is also chairman of Standard Life Aberdeen plc, one of the UK’s largest savings and investments businesses. He is an independent non-executive board member of Deloitte NWE LLP where he represents the public interest and a Board advisor to the Abu Dhabi Commercial Bank. Within the UK public sector, he is the lead non-executive at the Ministry of Defence and is a member of HM Treasury’s Financial Services Trade and Investment Board. From 2012-2015, Gerry served as the chairman of TheCityUK, the representative body for the financial and professional services industry in the UK. Gerry has held a number of board appointments in the public and private sectors and has served as one of the UK’s Business Ambassadors. He was previously a senior investment banker at Schroders and ran businesses in London, New York and Asia Pacific. He specialised in mergers and acquisitions and capital-raising for major companies worldwide. Prior to that, he was an official in HM Treasury where he was responsible for privatisation and policy towards state-owned enterprises.

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

Crawford Gillies, Non-executive Director

Crawford joined the Board as a non-executive Director in May 2014. Crawford has over three decades of business and management experience, initially with Bain & Company, a firm of international management consultants, where he was managing director Europe from 2001 to 2005. While at Bain he worked with major companies in the UK, Continental Europe and North America across multiple sectors. From 2007-2016 Crawford was on the board of Standard Life plc, where he has chaired the remuneration committee. He was chairman of the law firm Hammonds, now Squire Sanders (2006 - 2009),

286 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

has chaired Control Risks International since 2007 and chaired Touch Bionics (2006 - 2011), an innovative medical device company. Crawford was also on the board of MITIE Group PLC from 2012 to July 2015. He has also held public sector posts in England and Scotland. He was an independent member of the Department of Trade and Industry (2002 - 2007) and chaired its Audit and Risk Committee (2003 - 2007). He is former chairman of Scottish Enterprise and of the Confederation of British Industry in London. Crawford’s other current principal external appointments are as senior non-executive director of SSE plc and Chairman of The Edrington Group Limited.

Reuben Jeffery III, Non-executive Director

Reuben joined the Board in July 2009 as a non-executive Director. He is currently CEO, president and a director of Rockefeller & Co Inc. and Rockefeller Financial Services Inc. Reuben served in the US government as under secretary of State for Economic, Energy and Agricultural Affairs, as chairman of the Commodity Futures Trading Commission and as a special assistant to the President on the staff of the National Security Council. Before his government service, Reuben spent 18 years at Goldman, Sachs & Co where he was managing partner of Goldman Sachs in Paris and led the firm’s European financial institutions group in London. Prior to joining Goldman Sachs, Reuben was a corporate attorney with Davis Polk & Wardwell. Reuben has a broad range of financial services experience, particularly investment banking, and in addition brings extensive insight into the US political and regulatory environment. Reuben’s other current principal external appointments are Advisory Board of Towerbrook Capital Partners LP (member), Financial Services Volunteer Corps (director), and The Asia Foundation (trustee).

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

Dambisa Moyo, Non-executive Director

Dambisa joined the Board in May 2010 as a non-executive Director. She is an international economist and commentator on the global economy, with a background in financial services. After completing a PhD in Economics, she worked for Goldman Sachs in the debt capital markets, hedge funds coverage and global macroeconomics teams. Dambisa has also worked for the World Bank and formerly served as a non-executive director of Lundin Petroleum AB (publ) SABMiller PLC (2009- 2016) and Seagate Technology (2015-2017). Dambisa’s background as an economist, in particular her knowledge and understanding of global macroeconomic issues and African economic, political and social issues, provides an important contribution to the Board’s discussion of Barclays’ business and citizenship strategy. Dambisa’s other current principal external appointments are as non-executive director of Barrick Gold Corporation and Chevron Corporation.

Diane Schueneman, Non-executive Director

Diane was appointed to the Board as a non-executive Director in June 2015 and is a member of the Board of Barclays US LLC, Barclays US intermediate holding company and Chair of Barclays Services Limited. Diane has extensive experience in managing global, cross-discipline business operations, client services and technology in the financial services industry. She spent 37 years with Merrill Lynch and held senior roles with responsibility for banking, brokerage services and technology provided to the company’s retail and middle market clients, and latterly for IT, operations and client services worldwide as senior vice president & head of global infrastructure solutions. As a consultant at McKinsey & Company she advised the IRS Commissioner in the US and has held a number of non-executive directorships.

Sir Ian Cheshire, Non-executive Director

Sir Ian was appointed to the Board as a non-executive Director in April 2017 and is Chairman of Barclays UK PLC. Sir Ian Cheshire was appointed Group Chief Executive of Kingfisher plc from January 2008 and left the group in early 2015. Prior to this he was Chief Executive of B&Q. His previous roles at Kingfisher from 1998 onwards include Chief Executive of International and Development, Chief Executive of e-Kingfisher and Group Director of Strategy and Development. Before Kingfisher he worked for a series of large and small retail business over 15 years including Sears plc, the owners of Selfridges. He is currently the Chairman of Debenhams plc, Chairman of Menhaden plc and President of the Business Disability Forum President’s Group. He was Senior Independent Director of Whitbread plc and has previously been Chairman of the British Retail Consortium and Chairman of the Prince of Wales Corporate Leaders Group on Climate Change. In addition, he chaired the Ecosystem Markets Task Force. Sir Ian retired as non-executive director of Bradford & Bingley plc eight years ago. Sir Ian has won a number of awards including Lifetime contributions to retailing, green business and the Fortune WEF award for leadership in the circular economy. Sir Ian was knighted in the 2014 New Year Honours for services to Business, Sustainability and the Environment and is a Chevalier of the Ordre National du Merite of France. Other current appointments include Lead non-executive director for the Government.

Matthew Lester, Non-executive Director

Matthew joined the Board as a non-executive Director in September 2017. Matthew has a strong financial background and extensive board level experience across a range of sectors, including financial services. He is currently a non-executive director of Man Group plc and Capita plc, where he also chairs the Audit and Risk Committees of both companies. Matthew was Chief Financial Officer of Royal Mail Group during the period of preparation for privatisation and for the first four years as a listed entity, and a member of the FTSE 100. Prior to that he was Group CFO of ICAP plc, the world largest interdealer broker. His earlier experience included 10 years in a variety of senior fiancé roles ar Diagio plc including Group Treasurer and Group Financial Controller. He spent eight years at Kleinwort Benson in Corporate Finance.

Mike Turner, Non-executive Director

Mike has considerable business and board level experience gained from his lengthy career with BAE Systems PLC where he was CEO as well as his non-executive positions. He has a strong commercial background and experience in strategy and operational performance culture. Mike brings significant

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 287

Additional information

leadership and strategic oversight experience to the Board, particularly from his roles as Chairman of Babcock International Group PLC and Chairman of GKN Plc.

Stephen Shapiro, Company Secretary

Stephen was appointed Company Secretary in November 2017 having previously served as the Group Company Secretary and Deputy General Counsel of SABMiller plc. Prior to this he practised law as a partner in a law firm in South Africa, and subsequently in the UK. Stephen has extensive experience in corporate governance, legal, regulatory and compliance matters. Stephen has also previously served as Chairman of the ICC UK’s Committee on Anti-Corruption as well as on working groups of the GC100, providing business input into key areas of legislative and policy reform.

Group Executive Committee

Jes Staley, Group Chief Executive, Executive Director

See above for full biography.

Tushar Morzaria, Group Finance Director, Executive Director

See above for full biography.

Paul Compton, Group Chief Operating Officer

Paul joined Barclays as Group Chief Operating Officer in May 2016. In this role, Paul is responsible for leading the global Operations & Technology functions, driving the implementation of the structural reform and cost transformation programmes, and for the delivery of other major bank-wide projects. Prior to joining Barclays, Paul was the Chief Administrative Officer of JPMorgan Chase, and was accountable for overseeing global technology, operations, real estate and general services. Before being appointed in this role in 2013, Paul served as Co-Chief Administrative Officer for the Corporate & Investment Bank, Deputy Head of Operations for JPMorgan Chase, and head of the JPMorgan Chase Global Service Centre in India. Paul started his career at JPMorgan in 1997, and first led the overhaul of the wholesale bank’s credit risk infrastructure, before taking on the role as Chief Financial Officer for the Investment Bank. Previous to JP Morgan, Paul spent 10 years as Principal at Ernst & Young in the Brisbane and New York offices.. He has previously been a member of the Board of Directors of the Depository Trust and Clearing Corporation (DTCC) American Australian Association and the American Red Cross of Greater New York.

Bob Hoyt, Group General Counsel

Bob joined Barclays in October 2013 and is responsible for all legal and regulatory matters across Barclays as Group General Counsel. Previously, Bob was at PNC Financial Services Group, where he was General Counsel and Chief Regulatory Affairs Officer, having previously served as Deputy General Counsel since 2009. Between 2006 and 2009, Bob served as General Counsel of the US Department of the Treasury where he was the Chief Legal Officer of the department and a senior policy advisor to Secretary Henry M. Paulson, Jr. Prior to that Bob served at the White House where he was Special Assistant and Associate Counsel to President George W. Bush. Earlier in his career, Bob was a partner in the Securities, Litigation and Corporate departments of the law firm of Wilmer Cutler Pickering Hale and Dorr (WilmerHale).

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

Tim Throsby, President, Barclays International and Chief Executive Officer, Corporate and Investment Bank

Tim Throsby is President of Barclays International and Chief Executive Officer of the Corporate and Investment Bank at Barclays. In May 2017, Tim took on the additional role of interim Head of Markets. Based in London, he is a member of the Group Executive Committee. Prior to joining Barclays in January 2017, Tim worked for JP Morgan where he held a variety of senior management roles, most recently serving as Global Head of Equities. Tim has had an extensive career in banking and asset management, working initially for Credit Suisse and Macquarie, before joining Goldman Sachs in 1995 as a Managing Director and Co-Head of Equity Derivatives for Asia. In 2002, he joined Lehman Brothers to lead the Asia Equities Division, before relocating to New York in 2004 to run the global Equity Derivatives business as well as risk arbitrage. In 2005, he became President of Citadel Asia where he oversaw the investment firm’s Asia business. He serves on the board of Human Dignity Trust, and is a school governor at the Ark Oval Primary Academy.

C.S. Venkatakrishnan (“Venkat”), Chief Risk Officer

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

Ashok Vaswani, CEO, Barclays UK

Ashok is the CEO for Barclays UK, covering Retail Banking, Wealth, Business Banking and Barclaycard UK. Ashok joined Barclays in 2010, managing the credit card business across the UK, Europe and the Nordics, becoming chairman of Entercard. He went on to manage Barclays in Africa, Barclays Retail Business Bank globally and Barclays Personal and Corporate Banking. Ashok is a member of Barclays Bank UK PLC Board, UK Finance Board and the Trustee Board at Citizens Advice. He also sits on the advisory boards of a number of institutions such as Rutberg & Co and is Founder Director of Lend-a-Hand, a non-profit organisation focused on rural education in India. Ashok has previously served as a Non-executive Director on the Board of Barclays Africa Group Limited, the board of directors, Telenor ASA and on the advisory boards of SP Jain Institute of Management,

288 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Insead Singapore and Visa Asia Pacific. Prior to Barclays, Ashok was a partner with a J P Morgan Chase funded private equity firm - Brysam Global Partners, which focused on building retail financial service businesses in emerging markets. Ashok also spent 20 years with Citigroup where his last position was as CEO, Asia Pacific. He was also a member of the Citigroup Operating Committee, the Citigroup Management Committee and the Global Consumer Planning Group.

Laura Padovani, Interim Group Chief Compliance Officer

Laura is currently the Interim Group Chief Compliance Officer for Barclays and has worked at the bank since joining as the Head of Global Compliance Services in 2015. In 2016, Laura’s role was expanded to cover the Compliance Chief of Staff Office, where she would deputise for the Chief Compliance Officer in various capacities. Laura joined from American Express and has over 25 years of financial services experience. She started her career with American Express in Argentina in 1991 where she established the first Compliance office and co-ordinated their Legal function. Laura moved to New York in 1997 to assist with the development of the Global Anti-Money Laundering Program for American Express. In 2000, Laura broadened her Financial Services experience moving to Aviva as the Head of International Compliance responsible for all non-UK offices across North America, Europe and Asia Pacific. Laura returned to American Express in 2004, focused on Global Consumer Financial Services and European Emerging Markets, and then as the Global Head of International Regulatory Compliance. Laura obtained a Law degree from the University of Buenos Aires and a postgraduate Masters in Law (LLM) from the London School of Economics and Political Science, with specialisation in Banking Law and Financial Services Regulation. Laura is fluent in Spanish and Italian and has been involved in many networking initiatives for Women, both at American Express and now at Barclays.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 289

Additional information

Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)

Section 13(r) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by US or other law even if conducted outside the US by non-US companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2017, the period covered by this annual report, or in relation to activity we became aware of in 2017 relating to disclosable activity prior to the reporting period. Barclays attributed revenue of less than £18,500 in 2017 in relation to the activities disclosed below.

Legacy guarantees

Between 1993 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays’ customers to Iranian buyers. These were counter guarantees issued to the Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were subsequently designated as Specially Designated Nationals (“SDNs”) by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). In addition, between 1993 and 2005, Barclays entered into similar guarantees between for the benefit of a Syrian bank that was subsequently designated an SDN.

The guarantees were issued either on:

(i)	an “extend or pay” basis which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to either maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or
(ii)	the basis that Barclays’ obligations can only be discharged with the consent of the beneficiary counter party.

Barclays is not able to exit its obligations under the guarantees unilaterally, and thus maintains a limited legacy portfolio of these guarantees. The guarantees were in compliance with applicable laws and regulations at the time at which they were entered into.

Since the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) on 16 January 2016, Barclays has terminated a number of these Iran-related legacy guarantees and intends to terminate the remainder where agreement can be reached with the counterparty, in accordance with applicable laws and regulations. All payments made in connection with termination of the guarantees have been made in compliance with applicable laws and regulations.

Barclays attributed revenue of less than £16,000 in 2017 in relation to this activity.

Lease payments

Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London to house a Barclays bank branch. NIOC is the custodian trustee for the NIOC Pension Fund. The lease is for 60 years, contains no early termination clause and has 22 years remaining. Barclays makes quarterly lease payments to Naft Trading and Technology Ltd, a wholly-owned subsidiary of the NIOC Pension Fund in respect of this lease. NIOC is wholly owned by the Iranian

Government and was an SDN until it was delisted by OFAC and the EU in January 2016 following implementation of sanctions relief under the JCPOA. In December 2012, NIOC Pension Fund was added to a sanctions list in the UK by HM Treasury (“HMT”). As a result of the listing, quarterly lease payments are made to a frozen account at Turkiye Is Bankasi in line with UK regulations. Sanctions on NIOC Pension Fund were lifted by HMT on 18 January 2017. Barclays attributed no revenue in 2017 in relation to this activity.

Local Clearing System

Banks in the United Arab Emirates (“UAE”), including certain Iranian banks that are or were SDNs, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in compliance with applicable laws and regulations. However, in order to help mitigate the risk of participating in transactions in which participant Iranian SDN banks may be involved, Barclays has implemented restrictions relating to its participation in the UAE Image Cheque Clearance System (ICCS) and the UAE Funds Transfer System activity, as well as restricting activity via the Wages Protection Scheme (WPS). Barclays attributed no revenue in 2017 in relation to this activity.

Payments notified

Barclays maintains a relationship with HM Revenue & Customs (“HMRC”), a UK government agency, which received funds from an OFAC SDN designated under the Specially Designated Global Terrorism (“SDGT”), Iran, and Iranian Financial Sanctions Regulations (“IFSR”) regimes in relation to the settlement of tax liabilities with the UK Government. The payments were received by Barclays and credited to the HMRC account. The payment activity was covered by licenses issued by OFAC and HM Treasury. Barclays attributed revenue under £180 in 2017 in relation to this activity.

In March 2016, a Barclays customer was designated under the SDGT regime by OFAC. The customer’s accounts were closed and the remaining balances were moved to a sundry account in accordance with applicable laws. However, one GBP credit card remained open in error, and the customer made purchases on the card from October 2016 through January 2017. A review of the transactions was completed and no transactions were found to be in breach of applicable U.S. or other regulations. A block has now been applied to the card to prevent any further spending and repayments by the customer are being made in accordance with applicable laws and regulations. Barclays attributed revenue of less than £2,200 in 2017 in relation to this activity.

In 2010, Barclays froze three customer accounts (denominated in USD, Euro and GBP) in which the customer was holding funds on behalf of a company that was an Iranian SDN, owned by the Government of Iran. The Iranian company was removed from the SDN list in January 2016, and in October 2017 it requested that Barclays return the funds directly to it. The balances on the customer’s Euro and GBP account were repaid to the Iranian company in accordance with applicable laws and regulations. The customer’s USD account remains frozen. Barclays attributed revenue of less than £90 in 2017 in relation to this activity.

Barclays identified one Euro payment in 2017 that credited the account of a customer from a company believed to be controlled by the Government of Iran. The payment was made via a third party and the payment message contained no reference to Iran. Therefore, Barclays was not aware that the remittance was on behalf of a company controlled by the Government of Iran. The payment related to the sale

290 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

of medical goods. Barclays attributed no revenue in 2017 in relation to this activity.

Based on an investigation undertaken in 2017, Barclays identified one GBP payment made in 2015 that credited the account of a customer which Barclays learned had ultimately originated from a Ministry of the Government of Iran. The payment was made via a third party and the payment message contained no reference to Iran. Therefore, Barclays was not aware that the remittance was on behalf of a Ministry of the Government of Iran. The payment was subsequently disclosed to the local regulator, the UK Office of Financial Sanctions Implementation (“OFSI”). Barclays attributed no revenue in relation to this activity.

Based on an investigation undertaken in 2017, Barclays identified nine inbound and three outbound Euro payments made in 2013 and 2014 that passed through the account of a customer which Barclays now believes had ultimately originated from an OFAC SDN designated under the IFSR and the Non-Proliferation of Weapons of Mass Destruction (“NPWMD”) regimes. The SDN was delisted in January 2016. The payments were made via third parties and the payment messages contained no reference to the SDN. Therefore, Barclays was not aware that the remittances were on behalf of the SDN. The payments were subsequently disclosed to the local regulators, OFSI and the National Crime Agency. Upon identifying these payments that related to an SDN, Barclays issued a notice to close to the customer. Barclays attributed revenue of less than £260 in relation to this activity.

Based on an investigation undertaken in 2017, Barclays identified one GBP payment made in 2016 that credited the account of a customer from their account at another UK Financial Institution. Barclays now believes that the payment related to legal advice the customer was providing to an OFAC SDN designated under the IFSR and NPWMD regimes, which is also a Ministry of the Government of Iran. The payment message contained no reference to the SDN or Iran. Therefore, Barclays was not aware that the remittance was on behalf of the SDN. Barclays also identified two internal GBP transfers, one in 2016 and another in 2017, between the customer’s client account and the customer’s office account. All payment activity was covered by licences issued by HM Treasury and was made in accordance with applicable laws and regulations. Barclays attributed revenue of less than £10 in 2017 in relation to this activity.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 291

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

292 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 293

Additional information

able to instruct the Sharepurchase trustee how to act or vote on their behalf
Global Sharepurchase	Employees in certain non-UK jurisdictions	Yes	Barclays shares and dividend/matching shares held in trust for three to five years	– Global Sharepurchase is an extension of the Sharepurchase plan offered in the UK – Operates in substantially the same way as Sharepurchase (see above)

294 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Related undertakings

The Group’s corporate structure consists of a number of related undertakings, comprising subsidiaries, joint ventures, associates and significant other interests. A full list of these undertakings, the country of incorporation and the ownership of each share class is set out below. The information is provided as at 31 December 2017.

The entities are grouped by the countries in which they are incorporated. The profits earned by the activities of these entities are in some cases taxed in countries other than the country of incorporation. Barclays’ 2017 Country Snapshot provides details of where the Group carries on its business, where its profits are subject to tax and the taxes it pays in each country it operates in.

Wholly owned subsidiaries

Unless otherwise stated the undertakings below are wholly owned and consolidated by Barclays and the share capital disclosed comprises ordinary and/or common shares, 100% of the nominal value of which is held by Group subsidiaries.

Notes
A	Directly held by Barclays PLC
B	Partnership Interest
C	Membership Interest
D	Trust Interest
E	Guarantor
F	Preference Shares
G	A Preference Shares
H	B Preference Shares
I	Ordinary/Common Shares in addition to other shares
J	A Ordinary Shares
K	B Ordinary Shares
L	C Ordinary Shares
M	F Ordinary Shares
N	O Ordinary Shares
O	W Ordinary Shares
P	Redeemable Ordinary Shares
Q	Core Shares and Insurance (Classified) Shares
R	B, C, D, E (94.36%), F (94.36%), G (94.36%), H (94.36%), I (94.36%), J (95.23%) and K Class Shares
S	A Unit Shares, B Unit Shares
T	Class A Residual Shares, Class B Residual Shares
U	A Voting Shares, B Non-Voting Shares

V	Class A Ordinary Shares, Class A Preference Shares, Class B Ordinary Shares, Class C Ordinary Shares, Class C Preference Shares, Class D Ordinary Shares, Class D Preference Shares, Class E Ordinary Shares, Class E Preference Shares, Class F Ordinary Shares, Class F Preference Shares, Class H 2012 Ordinary Shares, Class H 2012 Preference Shares, Class H Ordinary Shares, Class H Preference Shares, Class I Preference Shares, Class J Preference Shares
W	First Class Common Shares, Second Class Common Shares
X	PEF Carry Shares
Y	EUR Tracker 1 Shares, GBP Tracker 1 Shares, USD Tracker 1 Shares, USD Tracker 2 Shares, USD Tracker 3 shares
Z	Not Consolidated (refer to Note 37 Structured entities)
AA	USD Linked Ordinary Shares
BB	Redeemable Class B Shares
CC	A Ordinary, Y Ordinary, Z Ordinary
DD	Nominal Shares
EE	A Ordinary, D Ordinary, ZI Ordinary
FF	Z Ordinary
GG	Class A1 Ordinary Shares, Class A2 Ordinary Shares
HH	Class A Unit Shares
II	A Shares – Tranche I, Premium – Tranche I, C Shares – Tranche II, Premium – Tranche II

Wholly owned subsidiaries	Note
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
Barclays Bank UK PLC
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
Barclays Equity Holdings Limited
Barclays Equity Index Investments Bare Trust	D
Barclays Executive Schemes Trustees Limited
Barclays Financial Planning Nominee Company Limited
Barclays Funds Investments Limited
Barclays Global Shareplans Nominee Limited
Barclays Group Holdings Limited
Barclays Group Operations Limited
Barclays Industrial Development Limited

Wholly owned subsidiaries	Note
Barclays Industrial Investments Limited
Barclays Insurance Services Company Limited
Barclays Investment Management Limited
Barclays Investment Solutions Limited
Barclays Lamorak Trust	D
Barclays Leasing (No.9) Limited
Barclays Long Island Limited
Barclays Luxembourg USD Holdings Trust	D
Barclays Marlist Limited
Barclays Mercantile Business Finance Limited
Barclays Mercantile Limited
Barclays Nominees (Branches) Limited
Barclays Nominees (George Yard) Limited
Barclays Nominees (K.W.S.) Limited
Barclays Nominees (Provincial) Limited
Barclays Pension Funds Trustees Limited
Barclays Private Bank
Barclays Private Banking Services Limited
Barclays SAMS Limited
Barclays Security Trustee Limited	A
Barclays Services Limited	A
Barclays Services (Japan) Limited
Barclays Shea Limited
Barclays Singapore Global Shareplans Nominee Limited
Barclays Stockbrokers Limited
Barclays Unquoted Investments Limited
Barclays Unquoted Property Investments Limited
Barclays USD Funding LLP	B
Barclays Wealth Nominees Limited
Barclayshare Nominees Limited
Barcosec Limited
Barclays (Barley) Limited	I, J, K
Barometers Limited
Barsec Nominees Limited
BB Client Nominees Limited
BMBF (No.21) Limited
BMBF (No.24) Limited
BMBF (No.3) Limited
BMBF (No.6) Limited
BMBF (No.9) Limited
BMI (No.9) Limited
BNRI ENG 2013 Limited Partnership	B

Wholly owned subsidiaries	Note
BNRI ENG 2014 Limited Partnership	B
BNRI ENG GP LLP	B
BNRI England 2010 Limited Partnership	B
BNRI England 2011 Limited Partnership	B
BNRI England 2012 Limited Partnership	B
Carnegie Holdings Limited	I, J, K
Chapelcrest Investments Limited
Clydesdale Financial Services Limited
Cobalt Investments Limited
Condor No.1 Limited Partnership	B
CP Flower Guaranteeco (UK) Limited	E
CP Propco 1 Limited
CP Propco 2 Limited
CP Topco Limited	J, K
CPIA England 2008 Limited Partnership	B
CPIA England 2009 Limited Partnership	B
CPIA England No.2 Limited Partnership	B
DMW Realty Limited
Durlacher Nominees Limited
Eagle Financial and Leasing Services (UK) Limited
Equity Value Investments Limited Liability	B
Partnership
Equity Value Investments No.1 Limited
Equity Value Investments No.2 Limited
Finpart Nominees Limited
FIRSTPLUS Financial Group PLC
Foltus Investments Limited
Gerrard Financial Planning Limited
Gerrard Management Services Limited
Gerrard Nominees Limited
Global Dynasty Natural Resource Private Equity	B
Limited Partnership
Globe Nominees Limited
Greig, Middleton Nominees Limited
Hawkins Funding Limited
Heraldglen Limited	G, H, I
Investors In Infrastructure Limited
J.V. Estates Limited
Keepier Investments
Kirsche Investments Limited
Lombard Street Nominees Limited
Long Island Assets Limited
Maloney Investments Limited

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 295

Additional information

Related undertakings continued

Wholly owned subsidiaries	Note
Menlo Investments Limited
Mercantile Credit Company Limited
Mercantile Leasing Company (No.132) Limited
MK Opportunities LP	B
Murray House Investment Management Limited
Naxos Investments Limited
North Colonnade Investments Limited
Northwharf Investments Limited	I, X
Northwharf Nominees Limited
PIA England No.2 Limited Partnership	B
Real Estate Participation Management Limited
Real Estate Participation Services Limited
Relative Value Investments UK Limited	B
Liability Partnership
Relative Value Trading Limited
Roder Investments No.1 Limited	I, Y
Roder Investments No.2 Limited	I, Y
Ruthenium Investments Limited
RVT CLO Investments LLP	B
Solution Personal Finance Limited
Surety Trust Limited
Swan Lane Investments Limited
US Real Estate Holdings No.1 Limited
US Real Estate Holdings No.2 Limited
US Real Estate Holdings No.3 Limited
W.D. Pension Fund Limited
Wedd Jefferson (Nominees) Limited
Westferry Investments Limited
Woolwich Homes Limited
Woolwich Plan Managers Limited
Woolwich Qualifying Employee Share
Ownership Trustee Limited
Woolwich Surveying Services Limited
Zeban Nominees Limited
– Hill House, 1 Little New Street, London, EC4A 3TR
Barclays BPT (in liquidation)
Barclays Mercantile Highland Finance Limited
(in liquidation)
Boudeuse Limited (in liquidation)
Denham Investments Limited (in liquidation)
Exshelfco (DZBC) (in liquidation)
Greig Middleton Holdings Limited
(in liquidation)
Scotlife Home Loans (No.3) Limited
(in liquidation)
Woolwich Assured Homes Limited
(in liquidation)
Woolwich Homes (1987) Limited	E
(in liquidation)
Woolwich Limited (in liquidation)
– 5 The North Colonnade, Canary Wharf, London, E14 4BB
BBR Holdings Trust	D
Barclays Capital Trading Luxembourg Trust	D
CPIA Canada Holdings	B
Leonis Investments LLP	B
Preferred Liquidity Limited Partnership	B
– Aurora Building, 120 Bothwell Street, Glasgow, G2 7JS
R.C. Grieg Nominees Limited
– 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
BNRI PIA Scot GP Limited
BNRI Scots GP, LLP	B
Pecan Aggregator LP	B
– Logic House, Waterfront Business Park, Fleet Road, Fleet, GU1 3SB
The Logic Group Enterprises Limited
The Logic Group Holdings Limited	J

Wholly owned subsidiaries	Note
Argentina
– 855 Leandro N.Alem Avenue, 8th Floor, Buenos Aires
Compañía Sudamerica S.A.
– Marval, O’Farrell & Mairal, Av. Leandro N. Alem 882, Buenos
Compañia Regional del Sur S.A.

Brazil
– Av. Brigadeiro Faria Lima, No. 4.440, 12th Floor, Bairro Itaim, Bibi, Sao Paulo, CEP, 04538-132
BNC Brazil Consultoria Empresarial Ltda
Barclays Brasil Assessoria Financeira Ltda.

Canada
– 333 Bay Street, Suite 4910, Toronto ON M5H 2R2
Barclays Capital Canada Inc.
– Stikeman Elliott LLP, 199 Bay Street, 5300 Commerce Court, West, Toronto ON M5L 1B9
Barclays Corporation Limited

Cayman Islands
– Maples Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, Grand Cayman, KY1-1104
Alymere Investments Limited	G, H, I
Analytical Trade UK Limited
Barclays Capital (Cayman) Limited
Braven Investments No.1 Limited
Capton Investments Limited
Claudas Investments Limited	G, H, I
Claudas Investments Two Limited
CPIA Investments No.1 Limited	V
CPIA Investments No.2 Limited	F, I
Furbridge Investments Limited (in liquidation)
Hurley Investments No.1 Limited
Iris Investments 1 Limited	G, H, I
Mintaka Investments No. 4 Limited
OGP Leasing Limited
Pelleas Investments Limited
Pelleas Investments Two Limited
Pippin Island Investments Limited
Razzoli Investments Limited	F, I
RVH Limited	F, I
– PO Box 1093, Queensgate House, Grand Cayman, KY1-1102
Blaytell Limited
Coskwo Limited
Godler Limited
Harflane Limited
Hentock Limited
Hollygrice Limited
Pilkbull Limited
Strickyard Limited
Winhall Limited
– 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005
Calthorpe Investments Limited
Gallen Investments Limited
JV Assets Limited	L
Palomino Limited	Z
Wessex Investments Limited
– Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, KY1– 9008
Long Island Holding B Limited

Wholly owned subsidiaries	Note
China
– Room 213, Building 1, No. 1000 Chenhui Road, Zhangjiang Hi-Tech Park, Shanghai
Barclays Technology Centre (Shanghai)
Company Limited

France
– 34/36 avenue de Friedland, Paris, 75008 BBAIL SAS

Germany
– TaunusTurm, Taunustor 1, 60310, Frankfurt
Barclays Capital Effekten GmbH
– c/o SFM Deutschland GmbH, Gruneburgweg 58-62, 60322 , Frankfurt am Main
Baubecon Holding 1 GmbH (in liquidation)
– Stuttgarter Straße 55-57, 73033 Göppingen
Adler Toy Beteiligungs GmbH
Holding Stuttgarter Straße GmbH

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
Barclays Global Service Centre Private Limited
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
PT Bhadra Buana Persada (in liquidation)

Ireland
– Two Park Place, Hatch Street, Dublin 2
Barclaycard International Payments Limited
Barclays Bank Ireland Public Limited Company

296 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Related undertakings continued

Wholly owned subsidiaries	Note
Isle of Man
– Barclays House, Victoria Street, Douglas
Barclays Nominees (Manx) Limited
– P O Box 9, Victoria Street, Douglas, IM99 1AJ
Barclays Private Clients International Limited	J, K
– 2nd Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE
Barclays Holdings (Isle of Man) Limited (in liquidation)

Japan
– 10-1, Roppongi 6-chome, Minato-ku, Tokyo
Barclays Funds and Advisory Japan Limited
Barclays Securities Japan Limited
Barclays Wealth Services Limited

Jersey
– Third Floor, 37 Esplanade, St. Helier, JE2 3QA
CP Newco 1 Limited
CP Newco2 Limited	J, K
CP Newco3 Limited
– La Motte Chambers, St Helier, JE1 1BJ
Barclays Services Jersey Limited
– 39-41 Broad Street, St Helier, JE2 3RR
Barclays Wealth Management Jersey Limited BIFML PTC Limited
– 13 Castle Street, St. Helier, JE4 5UT
Barclays Index Finance Trust	S
– Lime Grove House, Green Street, St Helier, JE1 2ST
Barbridge Limited	I, DD
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
Barclays Bedivere Investments S.à r.l.
Barclays Bordang Investments S.à r.l.
Barclays BR Holdings S.à r.l.
Barclays BR Investments S.à r.l.
Barclays Cantal Investments S.à r.l.	GG
Barclays Capital Luxembourg S.à r.l.
Barclays Capital Trading Luxembourg S.à r.l.	J, K
Barclays Claudas Investments Partnership	B
Barclays Equity Index Investments S.à r.l.
Barclays Lamorak Investments S.à r.l.
Barclays Leto Investments S.à r.l.
Barclays Luxembourg EUR Holdings S.à r.l
Barclays Luxembourg Finance S.à r.l.
Barclays Luxembourg GBP Holdings S.à r.l.
Barclays Luxembourg Holdings S.à r.l.	I, AA
Barclays Luxembourg Holdings SSC	B
Barclays Luxembourg USD Holdings S.à r.l.	J, K
Barclays Pelleas Investments Limited Partnership	B
Barclays Pelleas Investments S.à r.l.
Blossom Finance General Partnership	B
– 68-70 Boulevard de la Petrusse, L-2320 Adler Toy Holding Sarl

Wholly owned subsidiaries	Note
Malaysia
– Unit 30-01, Level 30, Tower A, Vertical Business Suite, Avenue 3, Bangsar South, No.8, Jalan Kerinchi, Kuala Lumpur, 59200
Barclays Capital Markets Malaysia Sdn Bhd. (in liquidation)	F, I

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
Barclays SLCSM Funding B.V. (in liquidation)
– De Boelelaan 7, 1083 Hj Amsterdam
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

Singapore
– 10 Marina Boulevard, #24-01 Marina Bay Financial Centre, Tower 2, 018983
Barclays Bank (Singapore Nominees) Pte Ltd
Barclays Bank (South East Asia) Nominees Pte Ltd
Barclays Capital Futures (Singapore) Private Limited
Barclays Capital Holdings (Singapore) Private Limited
Barclays Merchant Bank (Singapore) Ltd.

Wholly owned subsidiaries	Note
Spain
– Plaza De Colon 1, 28046, Madrid
Barclays Tenedora De Immuebles SL.
BVP Galvani Global, S.A.U.	Z

Switzerland
– Chemin de Grange Canal 18-20, PO Box 3941, 1211, Geneva
Barclays Bank (Suisse) S.A.
BPB Holdings SA
Barclays Switzerland Services SA

United States
– Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801
Archstone Equity Holdings Inc
Barclays BWA, Inc.
Barclays Capital Commodities Corporation
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Energy Inc.
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Electronic Commerce Holdings Inc.
Barclays Financial LLC	C
Barclays Group US Inc.
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays US CCP Funding LLC	C
Barclays US Funding LLC	C
Barclays US LLC	G, I
Barclays US Investments LLC	K, GG
BCAP LLC	C
CPIA Equity No. 1 Inc.
Crescent Real Estate Member LLC	C
Gracechurch Services Corporation
Long Island Holding A LLC	C
LTDL Holdings LLC	C
Marbury Holdings LLC
Protium Finance I LLC	C
Protium Master Mortgage LP	B
Protium REO I LP	B
Securitized Asset Backed Receivables LLC	C
Sutton Funding LLC	C
TPLL LLC	C
TPProperty LLC	C
US Secured Investments LLC	C
– 1201 North Market Street, P.O. Box 1347 Wilmington, DE19801
Barclays Bank Delaware	F, I
Procella Investments LLC	C
Procella Investments No.1 LLC	C
Procella Investments No.2 LLC	C
Procella Investments No.3 LLC	C
Procella Swaps LLC	C
Verain Investments LLC
– 2711 Centerville Road, Suite 400, Wilmington DE 19808
Analog Analytics Inc
Protium Master Grantor Trust	D
– 251 Little Falls Drive, New Castle County, Wilmington DE 19808
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	G, H, I
Lagalla Investments LLC
Relative Value Holdings, LLC

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 297

Additional information

Related undertakings continued

Wholly owned subsidiaries	Note
– 745 Seventh Avenue, New York NY 10019
Alynore Investments Limited Partnership	B
Curve Investments GP	B
HYMF, Inc.
Preferred Liquidity, LLC	J
– CT Corporation System, One Corporate Center, Floor 11, Hartford CT 06103-3220
Barclays Capital Inc.
– c/o RL&F Service Corp, One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington DE 19801
Analytical Trade Holdings LLC
Analytical Trade Investments LLC	BB
– 100 South West Street, Wilmington DE 19801
Barclays Dryrock Funding LLC	C
Wilmington Riverfront Receivables LLC	J, K
– 15 East North Street, Dover DE 19801
Barclays Services LLC	C
– CT Corporation System, 225 Hillsborough Street, Raleigh, NC 27603
Barclays US GPF Inc.
– CT Corporation System, 350 North St. Paul Street, Dallas TX 75201
La Torretta Beverages LLC	C
La Torretta Hospitality LLC	C
La Torretta Operations LLC	C
– 500 Forest Point Circle, Charlotte, North Carolina 28273
Equifirst Corporation (in liquidation)
– Aon Insurance Managers (USA) Inc., 76 St. Paul Street, Suite 500, Burlington, VT05401-4477
Barclays Insurance U.S. Inc.

Zimbabwe
– 2 Premium Close, Mount Pleasant Business Park, Mount Pleasant , Harare
Branchcall Computers (Pvt) Limited

Other Related Undertakings

Unless otherwise stated, the undertakings below are consolidated and the share capital disclosed comprises ordinary and/or common shares which are held by subsidiaries of the Group. The Group’s overall ownership percentage is provided for each undertaking.

Other related undertakings	Per- centage	Note
United Kingdom
– 1 Churchill Place, London, E14 5HP
Barclaycard Funding PLC	75.00%	J
Claas Finance Limited	51.00%	K
PSA Credit Company Limited (in	50.00%	J, L
liquidation)
Barclays Covered Bond Funding LLP	50.00%	B
– 1 Poultry, London, England, EC2R 8EJ
Igloo Regeneration (General Partner)	25.00%	L, Z
Limited
– 1 Robeson Way, Sharston Green Business Park, Manchester, M22 4SW
KDC Holdings Limited	37.41%	EE, Z
– 3-5 London Road, Rainham, Kent, ME8 7RG
Trade Ideas Limited	20.00%	Z
– Derby Training Centre, Ascot Drive, Derby, DE24 8GW
Develop Training Group Limited	65.47%	CC, Z
– 50 Lothian Road, Festival Square, Edinburgh, EH3 9BY
Equistone Founder Partner II L.P.	20.00%	B, Z
Equistone Founder Partner III L.P.	35.00%	B, Z
– Building 6 Chiswick Park, 566
Chiswick High Road, London W4 5HR
Intelligent Processing Solutions Limited	19.50%	Z
– Oak House, Ellesmere Port, Cheshire, CH65 9HQ
Elan Homes Holdings Limited	59.94%	J, Z
– 16 Palace Street, London, SW1E 5JD
Barclays Alma Mater Management	30.00%	B, Z
Limited Partnership
– 20-22 Bedford Row, London, WC1R 4JS
Cyber Defence Alliance Limited	25.00%	E, Z
– 30 Gresham Street, London, EC2V 7PG
Gresham Leasing March (3) Limited	30.00%	Z
– 80 New Bond Street, London, W1S 1SB
GN Tower Limited	50.00%	Z
GW City Ventures Limited	50.00%	K, Z
– 5th Floor, 70 Gracechurch Street, London, EC3V 0XL
Camperdown UK Limited	74.00%	J
– 5 North Colonnade, Canary Wharf, London, E14 4BB
BEIF Management Limited Partnership	30.00%	B, Z
– 2nd Floor, 110 Cannon Street, London, EC4N 6EU
Vectorcommand Limited (in liquidation)	30.39%	J, K, Z
– 55 Baker Street, London, W1U 7EU
Formerly H Limited (in liquidation)	70.32%	J, Z
– Countryside House, The Warley Hill Business Park, The Drive, Brentwood, Essex, CM13 3AT
Woolwich Countryside Limited	50.00%	O, Z
– Haberfield Old Moor Road, Wennington, Lancaster, LA2 8PD
Full House Holdings Limited	67.43%	J, Z
– 6th Floor 60 Gracechurch Street, London, EC3V 0HR
BMC (UK) Limited	40.18%	J, F, Z
– Central House, 124 High Street, Hampton Hill, Middlesex TW12 1NS
Rio Laranja Holdings Limited	45.00%	J, Z
– 13-15 York Buildings, London, WC2N 6JU
BGF Group Limited	24.40%	Z

Other related undertakings	Per- centage	Note
Cayman Islands
– Maples Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, Grand Cayman, KY1-1104
Cupric Canyon Capital LP	40.19%	HH, Z
Southern Peaks Mining LP	55.76%	HH, Z
Third Energy Holdings Limited	78.94%	F, J, K, Z

Germany
– Schopenhauerstraße 10, D-90409, Nurnberg
Eschenbach Holding GmbH	21.70%	Z

Indonesia
– Wisma GKBI 39th Floor, Suite 3906, Jl. Jend. Sudirman No.28, Jakarta, 10210
PT Barclays Capital Securities	99.00%
Indonesia (in liquidation)

Korea, Republic of
– 18th Floor, Daishin Finance Centre, 343, Samil-daero, Jung-go, Seoul
Woori BC Pegasus Securitization	70.00%	W
Specialty Co., Limited

Luxembourg
– 9, allée Scheffer, L-2520
BNRI Limehouse No.1 Sarl	96.30%	R
Partnership Investments S.à r.l.	33.40%	I, J ,K ,L
Preferred Funding S.à r.l.	33.33%	H
Preferred Investments S.à r.l.	33.33%	H, I

Malta
– RS2 Buildings, Fort Road, Mosta MST 1859
RS2 Software PLC	18.25%	Z

Monaco
– 31 Avenue de la Costa, Monte Carlo
Societe Civile Immobiliere 31 Avenue de la Costa	75.00%

Netherlands
– Alexanderstraat 18, 2514 JM, The Hague
Tulip Oil Holding BV	30.26%	II, Z

Sweden
– c/o ForeningsSparbanken AB, 105 34 Stockholm
EnterCard Group AB	40.00%	K, Z

United States of America
– 777 Main Street, Fort Worth TX 76102
CRE Diversified Holdings LLC	80.00%	C, Z
Crescent Crown Greenway Plaza SPV LLC	80.00%	C, Z
Crescent Crown Land Holding SPV LLC	80.00%	C, Z
Crescent Plaza Residential LP, LLC	80.00%	C, Z
Crescent Plaza Residential, L.P.	80.00%	B, Z
Crescent Plaza Residential, LLC	80.00%	C, Z
Crescent Resort Development LLC	80.00%	C, Z
Crescent Tower Residences GP, LLC	80.00%	C, Z
Crescent Tower Residences, L.P.	80.00%	B, Z
Crescent TRS Holdings LLC	80.00%	C, Z
CREW Tahoe Holdings LLC	80.00%	C, Z
DBL Texas Holdings LLC	80.00%	C, Z
Desert Mountain Development LLC	80.00%	C, Z
Desert Mountain Properties Limited	74.40%	B, Z
Partnership
East West Resort Development VII LLC	80.00%	C, Z
Mira Vista Development LLC	78.40%	C, Z
Mountainside Partners LLC	80.00%	C, Z

298 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Related undertakings continued

Other related undertakings	Per- centage	Note
– 126 Riverfront Lane , 5th Floor, Drawer 2770, Avon CO 81620
Blue River Land Company, LLC	39.55%	C, Z
East West Resort Development IV, L.P., L.L.L.P.	71.11%	B, Z
East West Resort Development VIII, L.P., L.L.L.P.	71.11%	B, Z
East West Resort Development XIV, L.P., L.L.L.P.	33.52%	B, Z
EWRD Summit Holding, L.P., L.L.L.P.	79.57%	B, Z
EWRD Summit, LLC	79.10%	C, Z
– 3001 Northstar Drive, C200, Truckee CA 96161
CREW Tahoe LLC	60.80%	C, Z
East West Resort Development V, L.P., L.L.L.P.	74.75%	B, Z
Gray’s Station, LLC	56.96%	C, Z
Home Run Tahoe, LLC	60.82%	C, Z
Northstar Mountain Properties, LLC	60.82%	C, Z
Northstar Trailside Townhomes, LLC	60.82%	C, Z
Northstar Village Townhomes, LLC	56.93%	C, Z
Old Greenwood Realty, Inc.	60.80%	Z
Old Greenwood, LLC	60.80%	C, Z
Tahoe Club Company, LLC	60.80%	C, Z
Tahoe Mountain Resorts, LLC	60.82%	C, Z
The Glades Tahoe, LLC	60.82%	C, Z
– Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington DE 19808
Crescent Fresh Series B Hold Co.	80.00%	Z
Mountainside Boulders, LLC	60.82%	C, Z
MVWP Development LLC	30.40%	C, Z
MVWP Investors LLC	60.80%	C, Z
Stellar Residences, LLC	60.82%	C, Z
Stellar Townhomes, LLC	60.82%	C, Z
– 1701 Wynkoop Street, Suite 140, Box 47, Denver, CO 80202
Central Platte Valley Management, LLC	51.78%	C, Z
St. Charles Place, LLC	47.63%	C, Z
The Park at One Riverfront, LLC	47.63%	C, Z
Union Center LLC	51.78%	C, Z
– Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801
DG Solar Lessee II, LLC	50.00%	C, Z
DG Solar Lessee, LLC	50.00%	C, Z
VS BC Solar Lessee I LLC	50.00%	C, Z
– East West Partners, Inc., 126 Riverfront Lane, 5th Floor, Avon CO 81620
Tahoe Club Employee Company	60.80%	Z
– 6600 Mira Vista Blvd., Fort Worth TX 76132
Mira Vista Golf Club, L.C.	76.83%	Z
– 251 Little Falls Drive, New Castle County, Wilmington DE 19808
Crescent Legacy LLC	80.00%	C, Z
Surrey Funding Corporation	99.45%
Sussex Purchasing Corporation	99.45%
– 1415 Louisiana Street, Suite 1600, Houston, Texas, 77002
Sabine Oil & Gas Holdings, Inc.	23.25%	Z

South Africa
– 9 Elektron Road, Techno Park, Stellenbosch 7600
Imalivest Mineral Resources LP	69.88%	J, Z

Subsidiaries by virtue of control

The related undertakings below are subsidiaries in accordance with s.1162 Companies Act 2006 as Barclays can exercise dominant influence or control over them.

Subsidiaries by virtue of control	Per- centage	Note
United Kingdom
– 1 Churchill Place, London, E14 5HP
Oak Pension Asset Management Limited	00.00%	Z
Water Street Investments Limited	00.00%	Z

Cayman Islands
– PO Box 309GT, Ugland House, South Church Street, Grand Cayman, KY1-1104
Hornbeam Limited	00.00%	Z
Barclays US Holdings Limited	10.00%	J

Joint Ventures

The related undertakings below are Joint Ventures in accordance with s.18, Schedule 4, The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and are proportionally consolidated.

Joint Ventures	Per- centage	Note
United Kingdom
– All Saints Triangle, Caledonian Road, London, N1 9UT
Vaultex UK Limited	50.00%
Joint management factors

The Joint Venture Board comprises two Barclays representative directors, two JV partner directors and three non-JV partner directors. The Board are responsible for setting the company strategy and budgets.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 299

Additional information

Barclays Africa Group Limited Separation Arrangements

In connection with Barclays’ sell down of its holdings in Barclays Africa Group Limited (“BAGL”) and the anticipated regulatory deconsolidation of BAGL from the Barclays Group, Barclays and BAGL entered into agreements governing the terms on which the separation would occur (the “Separation Arrangements”).

The separation terms included contributions from Barclays to BAGL totalling £765 million, payable in instalments, to support the separation of BAGL from the Barclays Group. Under the Separation Arrangements, Barclays agreed, among other things, to indemnify BAGL against certain potential losses suffered by BAGL, including as a result of (i) the business of Barclays Group, untrue statements or omissions contained in any document issued by the Barclays Group in connection with any placing or marketing of BAGL shares under the sell down of BAGL shares and any failure by any Barclays Group company to discharge any liability in respect of taxation for which the Barclays Group is primarily liable (the “Perimeter Indemnity”); or (ii) BAGL having adhered to any Barclays policy which is not compliant with the laws for which that policy was designed (the “Policy Indemnity”). Barclays’ liability under the Perimeter Indemnity is uncapped and under the Policy Indemnity is capped at £614.7 million.

The Separation Arrangements include a transitional services agreement (the “TSA”) which replaced previous intra-group arrangements between members of the Barclays Group and members of the BAGL group. The TSA came into effect on 6 June 2017 and the term of the TSA will be determined by the timeframes specified for the individual services being provided, which range from three months to three years, subject to extension(s).

The Separation Arrangements also provide for a governance framework which applies during the implementation of the separation. Certain protective covenants (including non-compete arrangements and non-solicit obligations) also apply to the Barclays Group, in respect of the countries BAGL operates in, until 6 June 2020. These protective covenants are subject to certain agreed carve outs, including where Barclays and BAGL continue to cooperate for the benefit of mutual clients, where appropriate.

The Separation Arrangements also include a Transitional Trade Mark Licence agreement (the “TTML”), which came into effect on 6 June 2017, and replaced previous trademark licence agreements between the Barclays Group and the BAGL group. The TTML allows BAGL to continue to use the Barclays brand for up to 12 months in South Africa and for up to three years in other BAGL territories, subject to limited exemptions.

300 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

In this section we describe the approaches and strategies for managing risks at Barclays. It contains information on how risk management functions are organised, how they maintain their independence and foster a sound risk culture throughout the organisation.

◾  The Enterprise Risk Management Framework (ERMF) sets out the tools, techniques and organisational arrangements to enable all material risks to be identified and understood (see page 302).

◾  A governance structure, encompassing the organisation of the function as well as executive and Board committees, supports the continued application of the ERMF. This is discussed in pages 302 to 304.

◾  A discussion of how our risk management strategy is designed to foster a strong risk culture is contained on pages 305.

◾  Pages 306 to 308 describe group-wide risk management tools that support risk management, Executive Committee and the Board in discharging their responsibilities, and how they are applied in the strategic planning cycle.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 301

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

Enterprise Risk Management Framework (ERMF)

The ERMF sets the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of Barclays. It supports the Chief Executive Officer (CEO) and Group Chief Risk Officer (CRO) in embedding effective risk management and a strong Risk Culture.

The ERMF sets out:

◾  Principal Risks faced by the Group

◾  Risk Appetite requirements

◾  Roles and responsibilities for risk management

◾  Risk Committee structure.

Principal Risks

The ERMF identifies eight Principal Risks and sets out associated responsibilities and risk management standards.

Risk Appetite for the Principal Risks

Risk Appetite is defined as the level of risk which the Group is prepared to accept in the conduct of its activities (see Risk Appetite page 306 for further discussion). Risk Appetite is approved and disseminated across legal entities and businesses, including by use of Mandate and Scale limits to enable and control specific activities that have material concentration risk implications for the Group.

Roles and responsibilities in the management of risk

The Three Lines of Defence

All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out in the “Three Lines of Defence”.

First Line of Defence

The First Line comprises all employees engaged in the revenue generating and client facing areas of the Group and all associated support functions, including Finance, Treasury, Human Resources and the Chief Operating Officer (COO) function. Employees in the First Line are responsible for:

◾  identifying all the risks and developing appropriate policies, standards and controls to govern their activities

◾  operating within any and all limits which the Risk and Compliance functions establish in connection with the Risk Appetite of the Group

◾  escalating risk events to senior managers in Risk and Compliance.

Second Line of Defence

Employees of Risk and Compliance comprise the Second Line of Defence. The role of the Second Line is to establish the limits, rules and constraints under which First Line activities shall be performed, consistent with the Risk Appetite of the Group, and to monitor the performance of the First Line against these limits and constraints.

Third Line of Defence

Employees of Internal Audit comprise the Third Line of Defence. They provide independent assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over current, systemic and evolving risks.

The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance, with respect to operational and conduct risks.

302 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Risk Committees

Business Risk Committees consider Risk matters relevant to their business, and escalate as required to the Group Risk Committee (GRC), whose Chairman in turn escalates to Board Committees and the Board.

There are three Board-level forums which oversee the application of the ERMF and review and monitor risk across the Group. These are: the Board Risk Committee, the Board Audit Committee, and the Board Reputation Committee. Additionally, the Board Remuneration Committee oversees pay practices focusing on aligning pay to sustainable performance. Finally, the main Board of Barclays receives regular information on the risk profile of the Group, and has ultimate responsibility for risk appetite and capital plans.

The Chairman of each Committee prepares a statement each year on the committee’s activities, which is included on pages 22 to 26.

The Board

One of the Board’s (Board of Directors of Barclays Bank PLC) responsibilities is the approval of Risk Appetite (see page 306). The Group CRO regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the ERMF and it oversees the management of the most significant risks through regular review of risk exposures. Responsibilities of management with respect to the Board forums, including reporting of risk information, are set out in the ERMF.

The Board Risk Committee (BRC)

The BRC monitors the Group’s risk profile against the agreed financial appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to verify that the BRC is comfortable with them. After each meeting, the Chairman of the BRC prepares a report for the next meeting of the Board. All members are independent non-executive directors. The Group Finance Director (GFD) and the Group

CRO attend each meeting as a matter of course.

The BRC also considers the Group’s Risk Appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

The BRC receives regular and comprehensive reports on risk methodologies, the effectiveness of the risk management framework, and the Group’s risk profile, including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the Group CRO or senior risk managers in the businesses.

The Board Audit Committee (BAC)

The BAC receives regular reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, and quarterly papers on accounting judgements (including impairment). It also receives a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies. The Chairman of the BAC also sits on the BRC.

The Board Reputation Committee (RepCo)

The RepCo reviews management’s recommendations on conduct and reputation risk and the effectiveness of the processes by which the Group identifies and manages these risks. It also reviews and monitors the effectiveness of Barclays’ Citizenship strategy, including the management of Barclays’ economic, social and environmental contribution.

The Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance and risk profile, and proposals on ex-ante and ex-post risk adjustments to variable remuneration. These inputs are considered in the setting of performance incentives.

Summaries of the relevant skills, experience and background of the Directors of the Board are presented in the Board of Directors section on pages 5 to 6. The terms of reference and additional details on membership and activities for each of the principal Board Committees are available from the Corporate Governance section of Barclays’ website at: home.barclays/about-barclays/barclays-corporate-governance.html.

Coverage of risk reports to executive and Board risk committees

Chairs of Risk Committees at executive and Board levels specify the information they require to discharge their duties. Advance committee calendars are agreed with the committee chairman. Topics that are regularly covered include:

◾  Financial and Operational risk profile

◾  Risk perspective on medium-term plans and strategy

◾  Risk Appetite

◾  Results of stress tests, including Comprehensive Capital Analysis and Review (CCAR)

◾  Risk inputs into remuneration decisions

◾  Other technical topics, e.g. Model risk.

In addition to regular topics, committees consider ad hoc papers on current risk topics, such as:

◾  Political events and their potential impacts on Barclays and its customers

◾  Economic developments in major economies or sectors

◾  Impacts of key market developments on the risk management of the Group.

Reports are generally presented by CROs or other accountable executives. Occasionally subject matter experts are delegated to present specific topics of interest. Report presenters are responsible for following processes for creating reports that include appropriate controls and that these controls are operated effectively.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 303

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Roles and responsibilities in the management of risk – senior management

Certain roles within Barclays carry specific responsibilities and accountabilities with respect to risk management and the ERMF.

Group Chief Executive Officer (CEO)

The CEO is accountable for leading the development of Barclays’ strategy and business plans that align to the Goal, Purpose and Values within the approved Risk Appetite, and for managing and organising executive management to drive their execution. Managing Barclays’ financial and operational performance within the approved Risk Appetite is ultimately the CEO’s responsibility.

Specifically, a crucial role of the CEO is to appoint the most senior Risk owners at the executive level including the Chief Risk Officer and the Group General Counsel. The CEO must work with them to embed a strong Risk Culture within the Group, with particular regard to the identification, escalation and management of risk matters.

Group Chief Risk Officer (CRO)

The Group CRO leads the Risk Function across Barclays. The CRO’s responsibilities include developing and maintaining the ERMF and clearly articulating Risk Culture objectives. Specific accountabilities include:

◾  preparing and recommending the Group’s Risk Appetite to the Board Risk Committees

◾  developing, operating and maintaining a comprehensive risk management framework to monitor and manage the risk profile of the Group

◾  providing accurate, transparent and timely reporting of the actual Risk Profile of the Group relative to the set Risk Appetite to the Board

◾  defining the risk taxonomy (Principal Risks) and updating it as needed so that it remains relevant and comprehensive

◾  bringing a risk perspective to compensation decisions

◾  reporting to all the relevant stakeholders on Barclays’ risk positions, adherence to Risk Appetite and enterprise wide risks and controls.

Chief Compliance Officer

The Chief Compliance Officer is accountable to the Group CRO for the strategic and function leadership of the Compliance Function. The Group Chief Compliance Officer is a member of the Group Executive Committee, enabling the Compliance Function to discharge its responsibilities properly and independently. Specific accountabilities include:

◾  overseeing the effective management of the Group’s conduct and reputation risks and escalation to the Board where appropriate

◾  setting minimum standards through compliance policies applicable globally and monitoring breaches, especially for conduct and reputation risks and financial crime

◾  inputting into compensation structures, objectives and performance management of employees who can expose Barclays to significant risk

◾  maintaining is a robust and effectively managed whistleblowing process on an enterprise-wide basis

◾  using mandate to access any part of the organisation and any information, bringing to the attention of line and senior management or the Board, as appropriate, any situation that is of concern from a conduct or reputation risk management perspective that could materially violate the approved Risk Appetite guidelines.

Group General Counsel

The Group General Counsel is required to:

◾  develop and maintain the Legal Risk Framework

◾  define the Legal Risk Policies

◾  develop the Group-wide and Business Risk Appetite for Legal Risk.

Group Chief Controls Officer

The Chief Controls Office, led by the Group Chief Controls Officer, is responsible for overseeing the practical implementation of operational, conduct and reputation risk controls and control methodologies across the Group. The Chief Controls Office has the following key responsibilities:

◾  defining a control framework directing businesses to manage risk exposure within approved operational risk appetites, and monitoring its application;

◾  reviewing tolerances for non-financial operational risk exposures set by the business, and confirming their appropriateness;

◾  maintaining the standard for the creation and maintenance of all control documentation in the Group; and

◾  overseeing the execution of control framework requirements consistently across the Group. Execution includes recording risk events, issues, and the completion of risk and control self-assessments.

Senior Managers Regime

A number of Members of the Board, the majority of the Executive Committee and a limited number of specified senior individuals are also subject to additional rules included within the Senior Managers Regime (SMR), which clarifies their accountability and responsibilities. Those designated with a Senior Manager Function under the SMR are held to four specific rules of conduct in which they must:

◾  take reasonable steps to establish that the business of the Group for which they are responsible is controlled effectively

◾  take reasonable steps to establish that the business of the Group for which they are responsible complies with relevant regulatory requirements and standards of the regulatory system

◾  take reasonable steps to make certain that any delegation of their responsibilities is to an appropriate individual and that they oversee the discharge of the delegated responsibilities effectively

◾  disclose appropriately any information to the FCA or PRA, of which they would reasonably expect notice.

304 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Frameworks, Policies and Standards

Frameworks, policies and standards set out the governance around Barclays’ activities:

◾  Frameworks cover the management processes for a collection of related activities and define the associated policies used to govern them

◾  Policies set out control objectives, principles and other core requirements for the activities of the Group. Policies describe “what” must be done

◾  Standards set out the key controls that must be followed for the objectives set out in the Policy to be met, and who needs to carry them out. Standards describe “how” controls should be undertaken.

Frameworks, Policies and Standards are owned by the area responsible for performing the described activity.

The Group CRO is accountable for overseeing that frameworks, policies and associated standards are developed and implemented for each of the Financial Principal Risks, Operational Risk and Model Risk and that they are subject to limits, monitored, reported on and escalated as required. The Chief Compliance Officer is likewise accountable for Conduct Risk and Reputation Risk, and the Group General Counsel for Legal Risk. The Group CRO and Group Chief Compliance Officer have the right to require amendments to any Frameworks, Policies or Standards in the Group, for any reason, including inconsistencies or contradictions among them.

Frameworks, Policies and Standards are subject to minimum annual review, and challenge by the Risk and/or Compliance functions, unless explicitly waived by the relevant heads of those functions. Principal Risk Frameworks are subject to approval by relevant committees of the Board.

Assurance

Assurance is undertaken to assess the control environment and to independently assess the ERMF, to provide confidence to the Board in the risk and control framework. The Controls Assurance Standard defines the requirements for Controls Assurance and Controls Testing.

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

Learning from our mistakes

Learning from mistakes is central to Barclays’ culture and values, demonstrating a commitment to excellence, service and stewardship and taking accountability for failure as well as success. The Group seeks to learn lessons on a continuous basis to support achievement of strategic objectives, increase operational excellence and to meet commitments to stakeholders, including colleagues, customers, shareholders and regulators.

Barclays has implemented a Group Lessons Learned process, setting out requirements for the completion of Lessons Learned assessments in response to internal and external risk events. The approach to Lessons Learned will be further enhanced during 2018 which with the aim to fulfil the Group’s Salz commitments by putting in place a consistent and effective approach applicable to all Principal Risks. The approach is aligned to the three lines of defence model (see page 302), with businesses and functions accountable for undertaking Lessons Learned Assessments; the Second Line providing oversight and challenge; and independent review by Internal Audit.

Core components of the Lessons Learned approach include:

◾  Defined triggers for when Lessons Learned Assessments must be completed

◾  Requirements and guidance for the completion of root cause analysis to identify the causes of risk events impacting the bank

◾  Standardised Templates to report conclusions consistently to relevant management fora and committees

◾  Use of a central system to record completed Lessons Learned Assessments and to facilitate sharing across the Group.

Barclays’ Risk Culture

Risk Culture can be defined as “norms, attitudes and behaviours related to risk awareness, risk taking and risk management”. At Barclays this is reflected in how we identify, escalate and manage risk matters.

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

Embedding of a values-based, conduct culture

The Group Executive Committee reconfirmed

Conduct, Culture and Values as one of its execution priorities for 2017 with the aim of embedding the cultural measurement tool developed in 2016. The effectiveness of the Risk and Control environment, for which all colleagues are responsible, depends on the continued embedment of strong values. Please see Board Reputation Committee report on pages 27 to 32.

Induction programmes support new colleagues in understanding how risk management culture and practices support how the Group does business and the link to Barclays’ values. The Leadership Curriculum covers the building, sustaining and supporting of a trustworthy organisation and is offered to colleagues globally.

Other Risk Culture drivers

In addition to values and conduct, we consider the following determinants of Risk Culture:

◾  Management and governance: This means a consistent tone from the top and clear responsibilities to enable identification and challenge.

◾  Motivation and incentives: The right behaviours are rewarded and modelled.

◾  Competence and effectiveness: This means that colleagues are enabled to identify, coordinate, escalate and address risk and control matters.

◾  Integrity: Colleagues are willing to meet their risk management responsibilities; colleagues escalate issues on a timely basis.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 305

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Group-wide risk management tools

To support the Group-wide management of risks, the Board uses risk appetite, mandate and scale, and stress testing as key inputs in the annual planning cycle, including setting of the Group’s strategy. The following describes in further detail the group-wide risk management tools used as part of this process.

Risk Appetite

Risk Appetite is defined as the level of risk which the Group is prepared to accept in the conduct of its activities.

Risk Appetite sets the ‘tone from the top’ and provides a basis for ongoing dialogue between management and Board with respect to the Group’s current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis.

The Risk Appetite setting process aims to consider the material risks Barclays is exposed to under its business plans.

Risk Appetite is approved by the Board and must be formally reviewed at least annually in conjunction with the Medium Term Planning (MTP) process.

Risk Appetite is expressed, by the Board, as the acceptable level of deterioration in a set of key financial parameters under a severe but plausible stress scenario defined as the Adverse stress test scenario. For 2018 the key financial parameters are listed above.

Measure relevant to strategy and risk	Link between strategy and risk profile
Profit after tax	Fundamental performance of the Bank and underpins the Group’s capacity to make capital distributions.
Common Equity	Monitors capital
Tier 1 (CET1)	adequacy in relation to capital plan, targets and regulatory hurdle rates.

Based on the specified Risk Appetite, the Group develops mandate and scale limits to control specific activities.

Mandate and scale

Mandate and scale is a risk management approach that seeks to formally review and control business activities to make sure that they are within mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities) based on an appropriately detailed system of limits. Using limits and triggers helps mitigate the risk of concentrations which would be out of line with expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group.

For example, for leveraged finance and commercial property finance portfolios, there is a series of limits in place to control exposure within each business and geographic sector. To further align limits to the underlying risk characteristics, the mandate and scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development.

The mandate and scale framework is used to:

◾  limit concentration risk

◾  keep business activities within Group and individual business mandate

◾  maintain activities at an appropriate scale relative to the underlying risk and reward

◾  confirm that risk-taking is supported by appropriate expertise and capabilities and take corrective actions otherwise.

The most material mandate and scale limits are designated as A-level (Board level) and B-Level (Group level). Group limits are approved by the appropriate risk committee (e.g. Wholesale Credit Risk Management Committee) and are subject to additional escalation and governance requirements.

Further limits are set by risk managers within each business, covering particular portfolios. Unapproved excesses of limits may result in performance management and disciplinary consequences. Business limits are approved by the relevant business risk team and reportable to the relevant risk committee.

Limits reflect the nature of the risk being managed and controlled and are measured by total financing limits, LGD, stress loss or other metrics as appropriate. There is explicit identification of the exposures that are captured by limits and any material exclusion must be agreed. Limits are reviewed at least annually. The factors taken into consideration when setting the limit include:

◾  Group Risk Appetite

◾  current exposure/MTP forecasts

◾  risk return considerations

◾  senior risk management judgement.

Stress testing

Group-wide stress tests are integrated within the MTP process and annual review of risk appetite. They aim to check that the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress, allowing Barclays to make changes to plans as necessary. The Group-wide stress testing process is supported by a Capital Stress Testing Standard which sets out the minimum control requirements and defines clear roles and responsibilities across businesses and central functions. The results also feed into our internal capital adequacy assessment process (ICAAP) submission to the Prudential Regulation Authority (PRA).

The following diagram outlines the key steps in the Group-wide stress testing process, which are described below.

306 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Businesses prepare detailed MTP business plans which form the baseline for the stress test assessment. The stress test process aims to support this level of complexity, using bottom-up analysis across all of our businesses including both on- and off-balance sheet positions, and combines running statistical models with expert judgement. An overview of the stress testing approach by Principal Risk is provided in the table below. As part of their stress test assessments, businesses are also required to identify potential management actions that could be taken to mitigate the impact of stress and document these within their results.

The governance process in place includes a detailed review of stress testing methodology and results both within businesses (including sign-off by business CROs and CFOs) and by central functions.

The business stress test results are consolidated to form a Group view which is used to assess the stress impact on the Group’s capital plans. For the latter, capital management actions such as reducing dividends or redeeming certain capital instruments may be considered. The Group also maintains recovery plans which take into consideration actions to facilitate recovery from severe stress or an orderly resolution. These actions are additional to those included in the Group-wide stress testing results.

The overall stress testing results are reviewed and signed off by the Board, following review by the Treasury and Capital Risk Committee, Treasury Committee, BRC and ExCo.

Summary of methodologies for Group-wide stress testing by risk type
Principal Risk	Stress testing approach
Credit risk

◾  Credit risk impairment: For retail portfolios businesses use statistical models to establish a relationship between arrears movements and key macroeconomic parameters such as interest rates, inflation and unemployment, incorporating credit quality migration analysis to estimate stressed levels. In addition, house price reductions (for mortgages) and increased customer drawdowns (for revolving facilities) lead to higher losses which also contribute to increased impairment levels. For wholesale portfolios the stress shocks on credit risk drivers (PDs, LGDs and EADs) are primarily calibrated using historical and expected relationships with key macro-economic parameters.

◾  Counterparty credit risk losses: The scenarios include market risk shocks that are applied to determine the market value under stress of contracts that give rise to Counterparty Credit Risk (CCR). Counterparty losses, including from changes to the Credit Valuation Adjustment and from defaults, are modelled based on the impact of these shocks as well as using stressed credit risk drivers (PDs and LGDs). The same approach is used to stress the market value of assets held as available for sale or at fair value in the banking book.

◾  Credit risk weighted assets: The impact of the scenarios is calculated via a combination of business volumes and using similar factors to impairment drivers above, as well as the regulatory calculation and the level of pro-cyclicality of underlying regulatory credit risk models.

Market risk

◾  Trading book losses: Market risk factors on the balance sheet are stressed using specific market risk shocks (and are used for the CCR analysis, above). The severity of the shocks applied are dependent on the liquidity of the market under stress, e.g. illiquid positions are assumed to have a longer holding period than positions in liquid markets.

◾  Treasury and capital risk will apply scenario variables to forecast the Group’s capital, liquidity and IRRBB requirements under stress and review proposed management actions to mitigate the impact of this stress.

Treasury and Capital Risk	◾ Interest rate risk in the banking book (IRRBB): IRRBB is assessed by considering: ◾ The analysis of treasury and capital risk also contributes to the estimate of stressed income and costs:
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

◾  Capital risk: Capital risk is assessed by taking all modelled risk impacts as part of the stress test (as listed above) into consideration when assessing Barclays’ ability to withstand a severe stress. The stressed results are considered against internally agreed risk appetite levels but also regulatory minima and perceived market expectations. The MTP can only be agreed by the Board if this is within the agreed risk appetite levels under stress.

◾  The IAS19 position of pension funds is also stressed as part of the capital risk assessment, taking into account key economic drivers impacting future obligations (e.g. long-term inflation and interest rates) and the impact of the scenarios on the value of fund assets.

◾  Liquidity risk: Liquidity risk is assessed by the internal liquidity risk metric (LRA), which analyses specific liquidity risk drivers such as wholesale funding and contingent funding needs based on the below scenarios:

– Barclays idiosyncratic liquidity scenario: Barclays faces a loss of market confidence while the market overall is not impacted
– Market wide liquidity stress scenario: All financial institutions are impacted by a market wide loss of confidence
– Combined liquidity stress scenario: A simultaneous Barclays idiosyncratic and market liquidity stress scenario
– Long term liquidity stress scenario: Barclays is unable for a prolonged period of time to access the capital market on a regular basis.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 307

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Summary of methodologies for Group-wide stress testing by risk type continued
Principal Risk	Stress testing approach
Operational risk	◾ As part of the reverse stress testing framework, operational risk scenarios are performed to include the assessment of extreme impacts arising from idiosyncratic losses
Model risk	◾ IVU reviews the models and assumptions used in the MTP and may request the application of overlays to address model deficiencies.
Conduct risk	◾ Redress/Remediation: Businesses review existing provisions and include additional provisions in MTP if required.

◾  Litigation: Irrespective of whether a provision had been recognised, stress projections of future losses for conduct risk matters managed by legal are estimated by exercising expert judgment on a case by case basis (material matters) or on a portfolio basis (non-material matters) on accordance with the methodology provided by regulators (EBA, PRA).

Reputation risk	◾ Reputation risk is not quantified or stressed.
Legal risk	◾ Legal risk is not quantified or stressed.

In 2017, the internal Group-wide stress testing exercise was run as part of the MTP process, where the Group assessed the impact of an “Adverse” global recession scenario. This was used for the MTP Risk Review and risk appetite setting process.

The Group-wide stress testing framework also includes reverse stress testing techniques, which aim to identify the circumstances under which the Group’s business model would no longer be viable, leading to a significant change in business strategy and to the identification of appropriate mitigating actions. Examples include extreme macroeconomic downturn (‘severely adverse’) scenarios, or specific idiosyncratic events, covering both operational risk and capital/ liquidity events.

Reverse stress testing is used to help support ongoing risk management and is an input to our Recovery Planning process.

Business and risk type specific stress tests

Stress testing techniques at portfolio and product level are also used to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of loss rates to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In the Corporate and Investment Bank, global scenario testing is used to gauge potential losses that could arise in conditions of a severe but plausible market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Regulatory stress testing

In addition to running internal Group-wide stress tests, the Group also runs regulatory stress tests.

In 2017, the PRA ran its annual concurrent stress testing of the major UK banks, which was based on the Bank of England (BoE) stress scenario. The results of the stress test were published in November 2017, and support the BoE’s aim for increased transparency as part of its stress testing framework.

The Group is also subject to stress testing by non-UK regulators, which are typically focused at the local legal entity level. This includes the Federal Reserve CCAR process, which will be run in 2018.

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

◾  The MTP risk review process includes a review of the proposed risk appetite by the business, including assessment of business plans under stress which is used to inform the MTP.

◾  If the business’ plans entail too high a level of risk, management can challenge them. This assessment is based on a comparison of the businesses’ own risk appetite assessment reflected in their business plans (‘bottom-up’ risk appetite) with the central risk team’s view (‘top-down’ risk appetite) based on the financial constraints set by the Board for the Group.

◾  Businesses may be asked to update their business plans until the bottom-up risk appetite is within top-down appetite. There is also a detailed review of the stressed estimates and the methodology used to translate the economic scenario to these stressed estimates, as well as the management actions included in the business’ results to verify that these are appropriate and realistic in a stressed environment.

◾  Risk review meetings are held with the CEO, CFO, CRO and Treasurer of each business, where they present their business plans to the Group CRO and the findings from the risk reviews are discussed, including the risk appetite proposals and stress testing results. Businesses may be required to change their business plans as a result of these meetings.

The BRC has overall responsibility for reviewing the Group’s risk profile and making appropriate recommendations to the Board. The Board is ultimately responsible for approving the MTP and the Group’s risk appetite. The risk appetite process allows senior management and the Board to understand the MTP’s sensitivities by risk type, and includes a set of limits to help the Group stay within it risk appetite, as described above.

308 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

This section discusses the organisation specific to the management of credit risks, and provides details of the calculation of risk weighted assets under the Internal Ratings

Based approach of the Basel framework.

◾  Pages 310 to 317 cover the aspects of the Group’s risk management framework specific to credit risk, including committees and the Group reporting structure.

◾  As 61% of our regulatory capital is for credit risk, we devote pages 318 to 325 to detailing how we approach the internal ratings models, and how the framework supports risk differentiation and management.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 309

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

Credit risk management objectives are to:

◾	maintain a framework of controls to enable credit risk taking to be based on sound credit risk management principles;

◾	identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

◾	control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

◾	monitor credit risk and adherence to agreed controls;

◾	enable risk-reward objectives to be met.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are larger in number but smaller in value and are, therefore, managed on a homogeneous portfolio basis.

Credit risk management responsibilities have been structured so that decisions are taken as close as possible to the business, while enforcing robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant Business CRO who, in turn, reports to the Group CRO.

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

The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority require the support of the Group Senior Credit Officers (GSCOs), the Group’s most senior credit risk sanctioners. For exposures in excess of the GSCOs’ authority, approval by Group CRO is required. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central Risk sets the Credit Risk Control Framework, which provides the structure within which credit risk is managed, together with supporting credit risk policies.

Reporting

The Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and to correctly reflecting the value of the assets in its balance sheet in accordance with applicable accounting principles. This process can be summarised in five broad stages:

◾	measuring exposures and concentrations

◾	monitoring performance and asset quality

◾	monitoring for weaknesses in portfolios

◾	raising allowances for impairment and other credit provisions

◾	returning assets to a performing status or writing off assets when the whole or part of a debt is considered irrecoverable.

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

310 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Loan loss rate (bps) – longer-term trends

Notes

a	Restated to reflect the impact of IFRS10, which results in some former Exit Quadrant exposures being recorded at fair value from 2012 onwards.
b	2015, 2016, 2017 figures exclude Africa.

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

Mandate and scale limits are used to maintain concentrations at appropriate levels, which are aligned with the business’ stated risk appetite. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria. Diversification, to reduce concentration risk, is achieved through setting maximum exposure limits to individual counterparties’ exposures. Excesses are reported to the BRC.

Monitoring performance and asset quality

Trends in the quality of the Group’s loan portfolio are monitored in a number of ways including tracking loan loss rate and coverage ratios.

Loan loss rate

The loan loss rate (LLR) provides a way of consistently monitoring trends in loan portfolio quality at the Group, business and product levels. The LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total period-end loans and advances to customers and banks, gross of impairment allowances. Details of the LLR for the current period may be found in the Credit Risk Performance section on page 96.

Coverage ratios

The impairment allowance is the aggregate of the identified and unidentified impairment (UI) balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

◾	credit risk loans (CRLs) coverage ratio, calculated as impairment allowances as a percentage of CRL balances

◾	potential credit risk loans coverage ratio (impairment allowances as a percentage of total CRL and PPL balances).

See identifying potential credit risk loans on page 313 for more information for the criteria for these categories.

Notes

a	Some Non-core related exposures are not reported as CRLs following the introduction of IFRS10, which accounts for these balances at fair value.
b	All historical figures exclude BAGL.

Appropriate coverage ratios will vary according to the type of product. In principle, a number of factors may affect the Group’s overall coverage ratios, including:

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

Details of the coverage ratios for the current period are shown in the above chart and may be found in the analysis of loans and advances and impairment section at page 105.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 311

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

Wholesale portfolios*

Within the Wholesale portfolios, the Basel definitions of default are used as default indicators which have been aligned to the IAS 39 objective evidence of impairment. A default is triggered if individual identified impairment is recognised. Group definitions of default used are:

◾	bank puts the credit obligation on a non-accrued status

◾	bank makes a charge-off or account specific identified impairment resulting from a significant perceived decline in credit quality

◾	bank sells the credit obligation at a material credit-related economic loss

◾	bank consents to a distressed restructuring of the credit obligation where this is likely to result in a diminished financial obligation caused by the material forgiveness or postponement of principal, interest or fees

◾	bank triggers a petition for obligor’s bankruptcy or similar order

◾	bank becomes aware of the obligor having sought or having been placed in bankruptcy or similar protection where this would avoid or delay repayment of the credit obligation to the banking group
◾	bank becomes aware of an acceleration of an obligation by a firm

◾	where the obligor is a bank – revocation of authorisation

◾	where the obligor is a sovereign – trigger of default definition of an approved External Credit Assessment Institution (ECAI) such as a rating agency

◾	obligor past due more than 90 days on any material credit obligation to the Group.

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watchlists (WL) comprising four categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Examples of heightened levels of risk may include, for example:

◾	a material reduction in profits

◾	a material reduction in the value of collateral held

◾	a decline in net tangible assets in circumstances which are not satisfactorily explained

◾	periodic waiver requests or changes to the terms of the credit agreement over an extended period of time.

These lists are updated monthly and circulated to the relevant risk control points. Once an account has been placed on WL, the exposure is monitored and, where appropriate, exposure reductions are effected. Should an account become impaired, it will normally, but not necessarily, have passed through each of the four categories, which reflects the need for increasing caution and control. While all counterparties, regardless of financial health, are subject to a full review of all facilities on at least an annual basis, more frequent interim reviews may be undertaken should circumstances dictate. Specialist recovery functions deal with counterparties in higher levels of WL, default, collection or insolvency. Their mandate is to maximise shareholder value, ideally via working intensively with the counterparty to help them to either return to financial health or, in the cases of insolvency, obtain the orderly and timely recovery of impaired debts. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate category.

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

The probability of default increases with the number of contractual payments missed, thus raising the associated impairment requirement.

Once a loan has passed through a prescribed number of cycles, normally six, it will be

*	Includes certain Business Banking facilities which are recorded as Retail for management purposes.

312 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

The timings of the charge-off points are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six cycles (180 days past due date of contractual obligation). Early charge-off points are prescribed for unsecured assets. For example, in cases of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification.

Identifying potential credit risk loans

The Group reports potentially and actually impaired loans as PCRLs under two categories: PPLs and CRLs.

PPLs are loans that currently comply with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a Wholesale loan on a WL deteriorates to the highest category, or a Retail loan deteriorates to delinquency cycle 2, consideration is given to including it within the PPL category.

Should further evidence of deterioration be observed, a loan may move to the CRL category. Events that would trigger the transfer of a loan from the PPL to the CRL category include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

Impaired loans comprise loans where an individually identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. This category includes all Retail loans that have been charged off to legal recovery. The category may include loans, which, while impaired, are still performing.

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

Movements in impairment to individual names with a total impairment allowance of £10m or more are presented to the GSCOs for approval.

Individually assessed impairment

Impairment allowances are measured individually for assets that are individually significant, and collectively where a portfolio comprises homogeneous assets and where appropriate statistical techniques are available. In terms of individual assessment, the principal trigger point for impairment is the missing of a contractual payment which is evidence that an account is exhibiting serious financial problems, and where any further deterioration is likely to lead to failure. Details of other trigger points can be found above. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies mainly in the Wholesale portfolios.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 313

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

Retail portfolios

For Retail portfolios, impairment is calculated predominantly using models. The models are developed using historical data and include explicit and implicit assumptions such as debt sale estimates, house price valuations and the distribution of accounts. Model monitoring and validation are undertaken regularly, at least annually, to make sure that models are fit for purpose. Further to this, the Group accounts for the impact of changes in the economic environment and lags resulting from the design of the models to enable overall impairment adequacy. See Management adjustments to Models for Impairment on page 114 for more information on key management judgements in 2017. See stress testing (page 306) for further information.

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

The application of this methodology means that the Group captures the loss incurred at the correct balance sheet date. These impairment allowances are reviewed and adjusted at least quarterly by an appropriate charge or release of the stock of impairment allowances based on statistical analysis and management judgement. Where appropriate, the accuracy of this analysis is periodically assessed against actual losses. For further detail, see modelling of risk on pages 318 to 325.

Wholesale portfolios

For the Corporate Banking and Investment Bank portfolios, the emergence period is portfolio specific and is based on the anticipated length of time from the occurrence of a loss event to identified impairment being incurred. The emergence period in Corporate Banking is derived from actual case file review. This is periodically benchmarked against the time taken to move between risk grades in internal watchlists, from WL1 or 2 into WL3, which is the level of risk that will attract a collective impairment allowance. Both methodologies produce similar results for the emergence period, which is currently six months. Within Corporate Banking, post model adjustments can be made to increase the emergence period for certain industry sectors to reflect, for example, a benign environment. The average life of the Investment Bank portfolio is estimated to be 18 months, during which time Investment Bank is exposed to losses on the portfolio. However, it is expected that incurred losses would become apparent within six months, therefore the Investment Bank also uses a six-month emergence period.

Retail portfolios

During 2017, the Retail Impairment Policy was strengthened and required enhancements to modelling approaches to both emergence and outcome periods across the credit card portfolios, notably UK and US. Emergence periods at a product level, are shown in the table below.

Emergence periods
	Emergence period (months)
Product Type	2017	2016
Credit cards	3-3.5	3-3.5
Current Accounts	4	4
Unsecured Loans	6	4
Secured Loans	8	6

Businesses undertake regular analysis, at least annually, to validate that the minimum emergence periods above continue to reflect the actual observed time between the occurrence of a loss event and entry to an impaired state, so that they remain appropriate and provide sufficient coverage of future losses.

Where any shortfalls are identified at a business or portfolio level, the prescribed minimum emergence periods are increased to reflect our most up-to-date experience of customer behaviour.

The final approved emergence periods are incorporated within the rates used as part of the overall Unidentified Impairment (UI) assessment, which now encompasses total outstanding balances on all accounts that are in order, and for which no identified impairment allowances are held.

Individual evidence based outcome periods are also derived at a business/portfolio level, businesses are required to capture lifetime defaults allowing consideration to cure rates and future events, subject to a minimum floor of 80%.

Final outcome periods adopted are re-evaluated on an annual basis so that they continue to reflect the actual time elapsing from the initial indication of potential default to the default event.

Returning assets to a performing status

Wholesale portfolios

In Wholesale portfolios, an account may only be returned to a performing status when it ceases to have any actual or perceived financial stress and no longer meets any of the WL criteria, or once facilities have been fully repaid or cancelled. Unless a facility is fully repaid or cancelled, the decision in Corporate Banking to return an account to performing status may only be taken by the credit risk team, while within the Investment Bank, the decision can only be taken by the BI Watch List Committee.

Retail portfolios

A Retail asset, pre-point of charge-off, may only be returned to a performing status in the following circumstances:

◾	all arrears (both capital and interest) have been cleared and payments have returned to original contractual payments

◾	for revolving products, a re-age event has occurred, when the customer is returned to an up-to-date status without having cleared the requisite level of arrears

314 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

◾	for amortising products, which are performing on a programme of forbearance and meet the following criteria may be returned to the performing book classified as High Risk*:

–	no interest rate concessions must have been granted

–	restructure must remain within original product parameters (original term + extension)

–	twelve consecutive payments at the revised contractual payment amount must have been received post the restructure event.

For residential mortgages, accounts may also be considered for rehabilitation post charge-off, where customer circumstances have changed. The customer must clear all unpaid capital and interest, and confirm their ability to meet full payments going forward.

Recovery units

Recovery units are responsible for exposures where deterioration of the counterparty/ customer credit profile is severe, to the extent that timely or full recovery of exposure is considered unlikely and default has occurred or is likely in the short term. Recovery teams set and implement strategies to recover the Group’s exposure through realisation of assets and collateral, in co-operation with counterparties/customers and where this is not possible through insolvency and legal procedures.

In Wholesale, for a case to be transferred to a recovery unit, it must be in default and have ceased to actively trade or be in insolvency. In Retail, the timings of the charge-off points to recovery units are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six missed contractual payments (180 days past due date of contractual obligation) unless a Forbearance programme is agreed. Early points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification. See recovery information included in Analysis of Specific Portfolio and Asset Types section on page 106.

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

The timing and extent of write-offs may involve some element of subjective judgement. Nevertheless, a write-off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery. The position of impaired loans is also reviewed at least quarterly to make sure that irrecoverable advances are being written off in a prompt and orderly manner and in compliance with any local regulations.

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

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2017, total write-offs of impaired financial assets increased 6% to £2.3bn (2016: £2.2bn).

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

Forbearance measures consist of concessions made towards a debtor that is experiencing or about to experience difficulties in meeting their financial commitments.

A concession is a sanctioned action, outside of market terms that is beneficial to the debtor. The concession arises solely due to the financial distress of the debtor and the terms are more favourable than those which would be offered to a new or existing obligor with a similar risk profile. Concessions are represented by:

◾	A change or alteration to the previous terms and conditions of a contract,

◾	A total or partial refinancing of a troubled debt contract.

The following are some examples of concessions which would be deemed forbearance (where granted to debtors in financial difficulties and outside of market terms):

◾	A restructuring of the contractual terms of a credit facility (such as a reduction in the interest rate).

◾	An extension to the maturity date.

◾	Change to the collateral structure (typically resulting in a net reduction in collateral).

◾	Favourable adjustment to covenants where repayment profile changes, or non-enforcement of material covenant breach.

◾	Repayment in some form other than cash (e.g. equity).

◾	Capitalisation of accrued interest.

◾	Any other concession made which is designed to alleviate actual or apparent financial stress e.g. a capital repayment holiday.

*	The identification and subsequent treatment of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. High Risk includes customers who have suffered recent financial dislocation, i.e. prior forbearance or re-age.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 315

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Where a concession is granted that is not a result of financial difficulty and/or is within our current market terms, the concession would not amount to forbearance. For example, a commercially balanced restructure within the Group’s current terms which involves the granting of concessions and receiving risk mitigation/structural enhancement of benefit to the Group would not be indicative of forbearance.

Forbearance is not deemed to have occurred in the following situations:

◾	There is a pending maturity event anticipated at the onset of lending i.e. the loan was never structured to amortise to zero.

◾	A maturity extension or a temporary covenant waiver (e.g. short term standstill) is granted to support a period of negotiation, subject to the Group being satisfied that:

–	the debtor is actively pursuing refinancing or the sale of an asset enabling full repayment at expiry of the extended term

–	no loss is anticipated

–	payments of interest and capital continues as originally scheduled,

–	there is a high probability of a successful outcome within a “reasonable” time scale (6 months for bilateral facilities, 9 months for multi-lender).

◾	Immaterial amendments to lending terms are agreed, including changes to non-financial internal risk triggers that are only used for internal monitoring purposes.

Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where counterparties are in arrears and require renegotiation of terms. Forbearance is considered to be an indicator that impairment may be present and an impairment test is performed for all cases placed in forbearance.

A control framework exists along with regular sampling so that policies for watch list and impairment are enforced as defined and all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment.

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

A Retail loan is not considered to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all underwriting criteria. In this case it would be treated as a new loan. In the normal course of business, customers who are not in financial difficulties frequently apply for new loan terms, for example to take advantage of a lower interest rate or to secure a further advance on a mortgage product. Where these applications meet our underwriting criteria and the loan is made at market interest rates, the loan is not classified as being in forbearance. Only in circumstances where a customer has requested a term extension, interest rate reduction or further advance and there is evidence of financial difficulty is the loan classified as forbearance and included in our disclosures on forbearance on page 111.

Please see the credit risk performance section on page 96 for details of principal Wholesale and Retail assets currently in forbearance.

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

Wholesale portfolios

Debtors granted forbearance are classified on watch list (WL) for the duration of the forbearance. Counterparties placed on WL status are subject to increased levels of credit risk oversight.

Forborne debtors are classified for reporting as either Performing (WL 1-3) or Non-Performing (WL4).

Non-Performing debtors are defined as:

◾	More than 90 days past due.

◾	Assessed as unlikely to pay credit obligations in full without realisation of collateral, regardless of the existence of any past due amount or of the number of days past due.

◾	Credit impaired.

◾	Performing forborne debtors granted additional forbearance measures or becoming more than 30 days past-due on a facility obligation.

Performing debtors are classified as debtors that are not past due and are without risk of non-payment.

Non-performing status remains in force for a minimum 12 months from the date of classification before the debtor can be considered as performing. Performing debtors remain forborne for a minimum 24 months before forborne status may be reviewed. The minimum time spent in forbearance for a case that is Non-Performing at the point forbearance is granted is therefore 36 months.

316 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Retail portfolios

In Retail portfolios, the type of forbearance programme offered should be appropriate to the nature and the expected duration of the customer’s financial distress. It is imperative that the solution agreed is both appropriate to that customer and sustainable, with a clear demonstration from the customer of both willingness and ability to repay. Before any permanent programme of forbearance is granted, an affordability assessment is undertaken to confirm suitability of the offer. When customers exit forbearance, the accounts are ring-fenced as a High Risk segment within the up-to-date book for a period of at least twelve months.

For disclosure on the Group’s accounting policy with respect to impairment, see pages 91 to 93 and Note 7 of the Barclays PLC financial statements on page 204.

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

The changes in timing of cash flows following re-aging do not result in any additional cost to the Group. The following are the conditions required to be met before a re-age may occur:

◾	the account must not have been previously charged off or written off

◾	the borrower cannot be bankrupt, subject to an Individual Voluntary Arrangement (a UK contractual arrangement with creditors for individuals wishing to avoid bankruptcy), a fraud or deceased

◾	the borrower must show a renewed willingness and ability to repay the debt. This will be achieved by the borrower making at least three consecutive contractual monthly payments or the equivalent cumulative amount. Contractual monthly payment is defined as the contractual minimum due. Funds may not be advanced for any part of this

◾	the account must have been on book at least nine months (i.e. nine months prior to the three-month qualification period)

◾	no account should be re-aged more than once within any twelve-month period, or more than twice in a five year period.

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

Commercial real estate loans will frequently incorporate a bullet repayment element at maturity. Where this is the case, deals are sized and structured to enable the Group to term out the loan if the client were unable to refinance the loan at expiry. Credit review will incorporate an examination of various factors that are central to this consideration, such as tenant quality, tenancy agreement (including break clauses), property quality and interest rate sensitivity. Loans to small and medium enterprises (SMEs) will typically be either revolving credit lines to cover working capital needs or amortising exposures, with periodic refinancing to give the opportunity to review structure, pricing, etc.

Environmental risk

Environmental risk is recognised as a mainstream credit risk issue and the Group has a dedicated Environmental Risk Management team, as part of the central Credit Risk Management function. Environmental issues are considered in credit risk assessment, and environmental risk standards are included in the Wholesale Credit Risk Control Framework.

The Group’s approach to environmental credit risk management addresses risk under three categories, namely Direct risk and Indirect risk, which are covered below, and Reputation risk, on which more detail may be found on page 358.

Direct risk can arise when the Group takes commercial land as collateral. In many jurisdictions, enforcement of a commercial mortgage by the bank, leading to possession, potentially renders the Group liable for the costs of remediating a site if deemed by the regulator to be contaminated, including for pre-existing conditions. In the UK, the Group’s approach requires commercial land, if being pledged as collateral, to be subject to a screening mechanism. Where required, a further assessment of the commercial history of a piece of land and its potential for environmental contamination helps reflect in the value ascribed to that security any potential environmental degradation. It also identifies potential liabilities which may be incurred by the Group, if realisation of the security were to become likely.

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

The growing importance of climate change as a source of indirect risk is increasingly being recognized in credit policy discussions. Climate risk can arise as physical risk, where changing weather patterns may adversely impact a client’s operations, their access to critical resources, their supply chains or their distribution networks, or it can be a transition risk if movement to a lower carbon economy increases the costs or reduces the demand for their products or services. Currently, climate risks are assessed at a relationship level or on a transactional level, such as assessing a client’s perspective on the potential impacts of the climate change agenda on their operations, and the extent to which such impacts are reflected in their business planning assumptions.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 317

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Internal ratings based (IRB) approach

The IRB approach largely relies on internal models to derive the risk parameters/ components used in determining the capital requirement for a given exposure. The main risk components include measures of the probability of default (PD), loss given default (LGD) and the exposure at default (EAD). The IRB approach is divided into three alternative applications: Own-Estimates, Supervisory Estimates and Specialised Lending:

Own-Estimates IRB (OEIRB): Barclays uses its own models to estimate PD, LGD and EAD to calculate given risk exposures for various asset classes and the associated Risk Weighted Assets (RWAs).

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

While in the past the industry has used the terms ‘Advanced’, ‘Foundation’ and ‘Slotting’ IRB, the current enforcing regulation (the Capital Requirements Regulation) does not use these terms.

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

Applications of internal ratings

The three components – PD, LGD and CF – are the building blocks used in a variety of applications that measure credit risk across the entire portfolio:

◾	credit approval: PD models are used in the approval process in both retail and wholesale portfolios. In high-volume retail portfolios, application and behaviour scorecards are frequently used as decision-making tools. In wholesale and some retail mortgage portfolios, PD models are used to direct applications to an appropriate credit-sanctioning level

◾	credit grading: this was originally introduced in the early 1990s to provide a common measure of risk across the Group. Barclays now employs a 21-point scale of default probabilities.

◾	risk-reward and pricing: PD, LGD and CF estimates are used to assess the profitability of deals and portfolios and to facilitate risk-adjusted pricing and strategy decisions

◾	risk appetite: estimates are used to calculate the expected loss and the potential volatility of loss in the Group’s risk appetite framework. See page 306

◾	impairment calculation: under IAS 39, many collective impairment estimates incorporate the use of PD and LGD models. See page 313

◾	collections and recoveries: model outputs are used to identify segments of the portfolio where collection and recovery efforts should be prioritised

◾	economic capital (EC) calculation: most EC calculations use similar inputs as the regulatory capital (RC) process

◾	risk management information: Risk generate reports to inform senior management on issues such as business performance, risk appetite and EC consumption. Model outputs are used as key indicators in those reports. Risk also generates regular reports on model risk, which covers model accuracy, model use, input data integrity and regulatory compliance among other issues.

Ratings processes and models for credit exposures

Wholesale credit

To construct ratings for wholesale customers, including financial institutions, corporates, specialised lending, purchased corporate receivables and equity exposures, Barclays complements its internal models suite with external models and rating agencies’ information. A model hierarchy is in place requiring users/credit officers to adopt a consistent approach/model to rate each counterparty based on the asset class type and the nature of the transaction. The bank employs 41 internal Wholesale models that are available for regulatory capital calculation under AIRB.

Wholesale PD models

Barclays employs a range of methods in the construction of these models:

◾	statistical models are used for our high volume portfolios such as small or medium enterprises (SME). The models are typically built using large amounts of internal data, combined with supplemental data from external data suppliers where available. Wherever external data is sourced to validate or enhance internally held data, similar data quality standards to those applicable to the internal data management are enforced.

◾	structural models incorporate, in their specification, the elements of the industry-accepted Merton framework to identify the distance to default for a counterparty. This relies upon the modeller having access to specific time series data or data proxies for the portfolio. Data samples used to build and validate these models are typically constructed by appropriately combining data sets from internal default observations with comparable externally obtained data sets from commercial providers such as rating agencies and industry data gathering consortia.

◾	expert lender models are used for those parts of the portfolio where there is insufficient internal or external data to support the construction of a statistically robust model. These models utilise the knowledge and in-depth expertise of the senior credit officers dealing with the specific customer type being modelled. For all portfolios with a low number of default observations, the Group adopts specific regulatory rules, methodologies and floors in its estimates to enforce that the calibration of the model meets the current regulatory criteria for conservatism.

Wholesale LGD models

The LGD models typically rely on statistical analysis to derive the model drivers (including seniority of claim, collateral coverage, recovery periods, industry and costs) that best explain the Group’s historical loss experience, often supplemented with other relevant and representative external information where available. The models are calibrated to downturn conditions for regulatory capital purposes and, where internal and external data is scarce, they are subject to SIRB floors to enforce the calibration of the model meets the current regulatory criteria for conservatism.

Wholesale CF models

The wholesale CF models estimate the potential utilisation of the currently available headroom based on statistical analysis of the available internal and external data and past client behaviour. As is the case with the LGD models, the CF models are subject to downturn calibration for regulatory capital purposes and to floors where data is scarce. The CF models add a term for accrued interest to facility EAD. Thus, projected EAD can exceed current drawn balance even for

318 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

facilities with no headroom.

Retail credit

Retail banking and cards operations have long and extensive experience of using credit models in assessing and managing risks. As a result, models play an integral role in customer approval and management decisions. Most retail portfolios are data rich; consequently, most models are built in-house using statistical techniques and internal data. Exceptions are some expert lender models (similar to those described in the wholesale context) where data scarcity precludes the statistically robust derivation of model parameters. In these cases, appropriately conservative assumptions are typically used, and wherever possible these models are validated/benchmarked against external data. The bank employs 42 internal retail models to calculate regulatory capital for credit exposures.

Retail PD models

Application and behavioural scorecards are most commonly used for retail PD modelling:

◾	application scorecards are derived from historically observed performance of new clients. They are built using customer demographic and financial information, supplemented by credit bureau information where available. Through statistical techniques, the relationship between these candidate variables and the default marker is quantified to produce output scores reflecting a PD. These scores are used primarily for new customer decisioning but are, in some cases, also used to allocate a PD to new customers for the purpose of capital calculation.

◾	behavioural scorecards differ from application scorecards in that they rely on the historically observed performance of existing clients. The statistically derived output scores are used for existing customer management activities as well as for the purpose of capital calculation.

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

The control mechanisms for the rating system

Model risk is a risk managed under the ERMF. Consequently, the Group Model Risk Policy (GMRP) and its supporting standards covering the end-to-end model life cycle are in place to support the management of risk models.

Key controls captured by the GMRP cover:

◾	model governance is anchored in assigning accountabilities and responsibilities to each of the main stakeholders:

–	model owner – each model must have an owner who has overall accountability for the model

–	model developers – support the model owner and drive development according to the model owner’s defined scope/ purpose

–	Independent Validation Unit (IVU) – responsible for independent review, challenge and approval of all models.

◾	externally developed models are subject to the same governance standards as internal models

◾	models are classified by materiality (high/ low) and complexity (complex/non-complex)

◾	all models must be validated and approved by IVU before initial implementation/use

◾	models are subject to annual review by the model owner and periodic validation and approval by IVU

◾	all models must be recorded in the Group Models Database (GMD), which records model owners and developers

◾	model owners must evidence that model implementation is accurate and tested.

If a model is found to perform sub-optimally, it may be rejected and/or subjected to a Post Model Adjustment (PMA) before approval for continued use is granted.

The IVU reporting line is separate from that of the model developers. IVU is part of Model Risk Management (MRM), and the head of MRM reports to the Group CRO. The model development teams have separate reporting lines to the Barclays UK and Barclays International Chief Risk Officers, who in turn report to the Group CRO.

Under the Three Lines of Defence approach stated in the ERMF, the actions of all parties with responsibilities under the GMRP are subject to independent review by Barclays Internal Audit.

Validation processes for credit models

Validation of credit models covers observed model performance but also the scope of model use, interactions between models, data use and quality, the model’s theoretical basis, regulatory compliance and any remediation to model risk that are proposed or in place. The following sections provide more detail on processes for validating the performance of each model type.

Wholesale PD models

To assess model calibration, the IVU compares the model prediction of default frequency to the realised internal default rate both over the latest year and over all observable model history. Due to the relative infrequency of default of large wholesale obligors, a long-run perspective on default risk is vital. Default rates are also compared to external benchmarks where these are relevant and available, such as default rates in rating-agency data. In practice, since financial crises have been infrequent, IVU would expect the model PD used in calculating regulatory capital to exceed the long run observed default rate.

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

Mobility metric and population stability index is also routinely calculated to infer relevant aspects of the model performance (e.g. rating philosophy).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 319

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Wholesale LGD models

To assess model calibration, model outputs are compared to the LGD observed on facilities that entered default in ‘downturn’ periods, as requested by the regulator. Both internal and external data on observed LGD are examined, but preference is given to internal data, since these reflect Barclays’ recovery policies. Comparisons are performed by product seniority and security status and for other breakdowns of the portfolio. Model outputs are also compared to the long-run average of observed LGD. The time-lapse between facility default and the closure of recovery is varied and may be long. In the construction of observed LGD, recoveries are discounted back to the date of default at a conservative interest rate, following regulatory guidance of at least 9%. As noted above, regulatory floors are in place for the LGD used in calculating regulatory capital for exposure types where few default observations are available.

To assess model discrimination, the IVU compares the rank-ordering of model predictions to that of observed LGD and calculates the Spearman’s Rank correlation coefficient and other measures of discrimination.

Wholesale CF models

To assess model calibration, the conversion factors observed in internal data are compared to model predictions, both in downturn periods as defined by the regulator, and on a long-run average basis. Comparisons are performed separately for different product types. Validation focuses on internal data, with external data used as a benchmark, because conversion factors are related to banks’ facility management practices. Particular care is used in separating cases where facility limits changed between the date of observation and default, as these can lead to measurements of conversion factors that take extreme values. As a benchmark only, total predicted exposure at default for all defaulted facilities is compared to realised exposure at default. This comparison is done because it is relatively insensitive to extreme values for observed CF on some facilities. The primary validation tests are performed on a facility-weighted rather than exposure-weighted basis, however, in line with the relevant regulations.

Retail PD models

To assess rating philosophy, i.e. whether it is a Point-in-Time system or Through-the-Cycle system, the IVU produces migration indices to investigate relevant grade migration.

To assess model calibration, the IVU compares the model prediction of default frequency to the realised internal default rate by grade/pool as required by CRR. As a minimum, IVU expects the expected default rate is at least equal or above the level of observed default rate.

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

Retail LGD models

LGD model components are compared to observed value respectively, this may include but not limited to probability of possession/ charge off, forced sale discount, time from default to crystallisation and discount rate. Where components are similar to PD in nature, the approach stated in the PD section applies to assess the calibration, discrimination and stability of the component.

The calibration of the overall LGD is assessed through the expected against actual comparison by default flow and stock population respectively. The downturn LGD appropriateness is further assessed to implement that the downturn LGD is equal to or above the long-run average of observed LGD. This exercise is performed at grade/pool level according to CRR. In the construction of observed LGD, recoveries are discounted back to the date of default at a conservative interest rate, following regulatory guidance. As noted above, regulatory floors are in place for the LGD used in calculating regulatory capital where appropriate (this includes but not limited to the non-zero LGD floor at account level, the collateral uncertainty consideration, the portfolio level LGD floor and UK property haircut floor).

The primary validation tests are performed on facility-weighted rather than exposure-weighted basis, however, in line with the relevant regulations.

Retail CF models

The calibration of the overall CF is assessed through the expected against actual comparison by default flow and stock population respectively. The downturn CF appropriateness is further assessed to implement that the downturn CF is equal to or above the long-run average of observed CF. This exercise is performed at grade/pool level according to CRR. Particular care is used in separating cases where facility limits changed between the date of observation and default, as these can lead to measurements of conversion factors that take extreme values.

Depending on the modelling approach, the relevant measure used for PD/LGD may be used accordingly to assess calibration, discrimination and stability.

CF is floored so that the exposure at the point of default cannot be less than exposure observed at point of regulatory reporting.

The primary validation tests are performed on facility-weighted rather than exposure-weighted basis, however, in line with the relevant regulations.

Table 93 for credit risk model characteristics shows modelled variables to calculate RWAs (PD, LGD, and EAD) at portfolio level, with number of models and their significance in terms of RWAs, model method or approach, numbers of years of data used, Basel asset class of the customer or client, and regulatory thresholds applied.

Selected features of material models

The table below contains selected features of the Group’s AIRB credit risk models which are used to calculate RWAs. The RWAs reported in this table are based on the models in production as of November 17.

◾	PD models listed in the table account for £108bn of total AIRB approach RWAs as of November 17

◾	LGD models listed in the table account for £115bn of total AIRB approach RWAs as of November 17

320 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Table 93 AIRB_Credit
		Size of associated portfolio (RWAs)
Component modelled	Portfolio	BUK (£m)	BI (£m)	Model description and methodology	Number of years loss data	Basel asset classes measured	Applicable industry-wide regulatory thresholds
PD	Publicly traded corporate	10	24,707	Statistical model using a Merton-based methodology. It takes quantitative factors as inputs.	> 10 Years	Corporate	PD floor of 0.03%
PD	Customers rated by Moody’s and S&P	483	28,662	Rating Agency Equivalent model converts agency ratings into estimated equivalent PIT default rates using credit cycles based on Moody’s data.	> 10 Years	Corporate, Financial Institutions and Sovereigns	PD floor of 0.03% for corporate and institutions
PD	Corporate and SME customers with turnover < £20m	6,285	5,879	Statistical models that use regression techniques to derive relationships between observed default experience and a set of behavioural variables.	< 5 Years	Corporate, Corporate SME	PD floor of 0.03%
PD	Corporate customers with turnover >= £20m	35	8,513	Statistically derived models sourced from an external vendor (Moody’s RiskCalc)	6 – 10 Years	Corporate	PD floor of 0.03%
PD	Home Finance	16,319	–	Statistical scorecards estimated using regression techniques, segmented along arrears status and portfolio type.	6 – 10 Years	Secured By Real Estate (residential and buy-to-let mortgages)	PD floor of 0.03%
PD	Barclaycard UK	17,058	–	Statistical scorecards estimated using regression techniques, segmented along arrears status and portfolio type.	6 – 10 Years	Qualifying Revolving Retail (QRRE)	PD floor of 0.03%
LGD	Corporate and Financial Institutions	–	54,351	Model based on a statistical regression that outputs a long run average LGD by estimating the expected value of recovery. Inputs include industry, seniority, instrument, collateral and country.	> 10 Years	Corporate, Financial Institutions	LGD floor of 45% based on low default portfolio criteria
LGD	All business customers (excluding certain specialised sectors)	–	27,543	Model is based on a function estimated using actual recoveries experience. It takes account of collateral value and an allowance for non-collateral recovery.	> 10 Years	Corporate	LGD floor of 5%
LGD	UK Home Finance	16,319	–	Data driven estimates of loss and probability of possession	6 – 10 Years	Secured By Real Estate (residential and buy-to-let mortgages)	The portfolio average downturn LGD is floored at 10%
LGD	Barclaycard UK	17,058	–	Statistical models combining segmented regression and other forecasting techniques	6 – 10 Years	Qualifying Revolving Retail (QRRE)	–

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 321

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Credit Risk IRB models performance back testing – estimated versus actual

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

Back testing results are reported within each IRB exposure class at overall Bank level both for Retail and Wholesale excluding Africa, as the historical BUK and BI split is not available for the Wholesale obligors. We intend to report back testing results at BUK and BI level in future once adequate data history is available.

Risk models are subject to the Group Model Risk Policy which contains detailed guidance on the minimum standards for model risk management. For example, PDs must be estimated over a sufficient period, show sufficient differentiation in predictions for different customers, show conservatism where data limitations exist, and follow prescriptive techniques. These standards are achieved via an independent validation process through appropriately independent experts. Once validated and correctly implemented, models are subject to regular monitoring to assess they can still be used. Comparing model estimates with actual default rates for PD and loss rates for LGD form part of this monitoring. Such analysis is used to assess and enhance the performance of the models.

Further detail is provided in the management of model risk on page 354.

PD measures

◾	The model estimated PIT PDs are compared with the actual default rates by PD ranges within each IRB exposure class. PD ranges, estimated PDs and actual default rates are based on the existing models default definitions. UK Cards is the only CRD IV compliant portfolio as of the reference month November 16, for the remaining portfolios CRD IV compliant models are either implemented post the reference month or under implementation or currently under development/approval as per the CRD IV roll out plan agreed with the PRA.

◾	The estimated PDs are forward-looking average PD by the model at the beginning of the twelve-month period, i.e. average PD of the November 16 non-defaulted obligors including inactive and non-borrowers. Both EAD weighted and simple average PDs have been reported.

◾	The estimated PDs are compared with the simple average of historical annual default rates over the past 5 years, starting November 12.

◾	The PIT PD is used as a predicted measure in internal monitoring and annual validation of the models. In contrast, the capital calculation uses TTC or Regulatory PDs (not shown below), calibrated to long-run default averages with additional adjustments where modelled outputs display evidence of risk understatement (including credit expert overrides, regulatory adjustments etc.). The PIT measure is subject to under or over prediction depending on the relative position of the portfolio to the credit cycle.

◾	A mapping has been provided between external ratings and internal PD ranges based on the published reports from the two rating agencies – Moody’s and S&P.
◾	For the wholesale models, the average default probabilities in the tables have been determined from the full scope of clients graded by the IRB model suite, which may include some clients that have either zero exposure or zero limits marked at the time of calculation.

LGD measures

◾	The model estimated LGDs, unadjusted for regulatory floors and for downturn adjustments, are compared with the actual LGDs within each IRB exposure class.

◾	The estimated LGDs are derived from a simple average of LGDs at the time of default for the set of cases closed over the previous twelve months.

◾	The actual LGD rate is the simple average observed loss rate for the set of cases closed over the previous twelve months, regardless of the time of default.

◾	The LGD measures are used as a predicted measure in internal monitoring and annual validation of the models. The capital calculation uses Downturn LGDs with additional adjustments and regulatory floors where modelled outputs display evidence of risk understatement.

322 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Table 94: Analysis of expected performance versus actual results

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

Asset Class
					Arithmetic				of which:	Average
				Weighted	Average	Number of obligors		Defaulted	new	historical
				Average	PD by	As at	As at	obligors in	defaulted	annual
		External Ratings Equivalent		PD	obligors	Nov	Nov	the year	in the year	default
Wholesale	PD Range	Moody’s	S&P	%	%	’16	’17	£m	£m	%
Central governments or central banks	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.02%	0.03%	97	57	–	–	0.00%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.20%	0.20%	7	4	–	–	0.00%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.30%	0.36%	8	7	–	–	0.00%
	0.50 to <0.75	Ba1, Ba2	BB+	0.00%	0.73%	1	4	–	–	0.00%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	0.00%	1.12%	10	7	–	–	0.00%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	3.65%	4.74%	7	9	–	–	0.00%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	30.00%	22.67%	5	4	–	–	0.00%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	–	–	–	–	0.00%
Institutions	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.03%	0.03%	8,657	9,156	–	–	0.00%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.18%	0.18%	877	909	–	–	0.00%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.40%	0.40%	379	417	–	–	0.00%
	0.50 to <0.75	Ba1, Ba2	BB+	0.57%	0.57%	106	53	–	–	0.00%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.84%	1.23%	221	223	–	–	0.00%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	3.55%	5.18%	137	141	1	–	0.33%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	11.60%	21.39%	72	46	–	–	0.48%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	15	15	–	–	0.00%
Corporate	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.03%	0.05%	1450	1430	1	–	0.01%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.20%	0.20%	368	375	1	–	0.05%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.35%	0.36%	639	622	–	–	0.26%
	0.50 to <0.75	Ba1, Ba2	BB+	0.62%	0.62%	297	375	–	–	0.26%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.36%	1.37%	844	763	4	–	0.48%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	4.33%	5.00%	1,271	1,061	15	–	1.95%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	23.15%	20.27%	247	311	15	–	5.10%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	183	165	–	–	0.00%
Corporate SME	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.07%	0.09%	751	705	–	–	0.03%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.19%	0.19%	1,508	1,483	1	–	0.17%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.37%	0.37%	2,912	2,764	5	–	0.14%
	0.50 to <0.75	Ba1, Ba2	BB+	0.65%	0.65%	2,196	2,090	5	–	0.21%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.29%	1.35%	4,412	3,723	14	2	0.50%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	5.24%	4.82%	4,724	3,769	69	4	2.93%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	27.27%	23.90%	528	510	42	–	9.86%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	182	178	–	–	0.00%
Specialist	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.07%	0.07%	29	28	–	–	0.00%
Lending		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.19%	0.19%	38	31	–	–	0.00%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.37%	0.39%	145	153	–	–	0.00%
	0.50 to <0.75	Ba1, Ba2	BB+	0.65%	0.64%	171	140	–	–	0.57%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.23%	1.33%	222	211	1	–	0.11%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	3.82%	3.92%	135	117	2	–	2.19%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	29.13%	28.75%	12	6	2	–	14.63%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	60	45	–	–	0.00%

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 323

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Table 94: Analysis of expected performance versus actual results continued

Asset Class
					Arithmetic				of which:	Average
				Weighted	Average	Number of obligors		Defaulted	new	historical
				Average	PD by	As at	As at	obligors in	defaulted	annual
		External Ratings Equivalent		PD	obligors	Nov	Nov	the year	in the year	default
Retail	PD Range	Moody’s	S&P	%	%	’16	’17	£m	£m	%
SME[a]	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.04%	0.06%	33,916	35,506	13	1	0.04%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.20%	0.20%	24,262	26,041	16	1	0.06%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.36%	0.38%	55,626	60,087	41	7	0.06%
	0.50 to <0.75	Ba1, Ba2	BB+	0.63%	0.64%	45,006	63,355	41	8	0.08%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.50%	1.54%	215,431	178,463	340	94	0.15%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	4.88%	5.54%	305,617	321,961	1,134	475	0.32%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	24.03%	23.53%	296,712	339,890	13,446	3,402	2.80%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	5,097	9,672	–	–	–
Secured by	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.08%	0.08%	745,590	728,709	528	–	0.07%
Real Estate		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.19%	0.19%	137,113	131,176	248	–	0.16%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.34%	0.33%	60,859	58,609	289	–	0.34%
	0.50 to <0.75	Ba1, Ba2	BB+	0.58%	0.60%	12,575	9,743	124	–	0.77%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.22%	1.28%	18,452	16,262	348	–	1.94%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	5.30%	5.28%	5,467	4,736	371	–	6.75%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	37.51%	37.38%	5,270	4,786	1,625	–	48.93%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	11,694	10,858	–	–	–
Qualifying	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.07%	0.05%	10,551,296	10,874,869	3,407	953	0.04%
Revolving Retail		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.20%	0.20%	1,814,852	1,814,017	2,861	675	0.17%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.36%	0.36%	2,166,187	2,143,391	6,130	1,008	0.31%
	0.50 to <0.75	Ba1, Ba2	BB+	0.61%	0.61%	1,140,627	1,113,122	5,677	566	0.55%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.46%	1.39%	2,703,357	2,633,448	29,311	1,358	1.22%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	4.98%	4.87%	1,591,182	1,555,953	72,298	1,326	4.61%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+,CCC,	24.97%	27.67%	494,297	507,976	136,958	114	28.64%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	459,598	412,355	–	–	–
Other Retail	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.13%	0.13%	60	65	–	–	0.56%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.22%	0.22%	1,961	2,417	4	–	0.56%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.41%	0.41%	46,159	51,568	125	–	0.56%
	0.50 to <0.75	Ba1, Ba2	BB+	0.63%	0.63%	87,454	92,677	237	–	0.58%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.40%	1.40%	336,579	347,138	3,805	–	1.24%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	4.28%	4.38%	125,042	118,003	6,199	–	4.50%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	43.63%	38.05%	26,019	26,353	10,869	–	37.38%
		Caa3, Ca, C	CCC-, CC+,CC, C
	100.00 (default)	D	D	100.00%	100.00%	43,731	41,964	–	–	–

Asset Class
	Number of resolved cases over last one year (Dec’16 to Nov’17)	Predicted LGD (Simple Average) %	Actual LGD (Simple Average) %
Wholesale
Investment Bank	29	31	11
Corporate Bank	65	47	42

Retail
SME	2,399	82	72
Secured by Real Estate	3,812	4	5
Qualifying Revolving Retail	291,488	75	74
Other retail	23,413	77	80

Note

a	Refer to the notes on page 325 for an explanation of data limitations relating to the Retail SME figures presented in this table.

324 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

2017 AIRB models back testing summary

The section below provides AIRB model performance summary based on the above back testing results, along with the remediation plans.

Wholesale

◾	The Wholesale book continues to maintain low default rates across IRB exposure classes, with no defaults observed for ‘Central Governments or Central Banks’. The estimated PDs are higher (conservative) compared to actual default rates for most PD ranges within each exposure class. Four wholesale models were decommissioned in August 2017 post implementation of the new SME capital suite; actual default rates based on 8 months performance window (December 2016 to July 2017) has been used for these four models.

◾	There are two key LGD models used for the Wholesale IRB exposures. Both the LGD models overestimate (conservative) on a PIT basis.

◾	Replacement models are being developed to comply with CRD IV requirements with the material portfolios submitted to the PRA over 2017 and 2018. Interim Post Model Adjustments (PMAs) are in place to address existing models’ deficiencies.

Retail SME

◾	A new set of CRD IV compliant models has been approved by the PRA and implemented in September 2017. However, the current backtesting report is based on the models which were in production as of November 2016.

◾	The estimated PDs rank order the historical default experience for the UK SME book, i.e. higher PDs implying higher actual default rates.

◾	The estimated PDs and LGD are much higher (conservative) compared to the actual default rates and LGD. The actual PD is low due to the inclusion of immaterial and dormant customers in the denominator. In addition, there was a temporary default identification issue during the reporting period, which has now been partially rectified. The LGD model is benchmarked to the Corporate LGD model.

Secured by Real Estate

◾	This covers mortgage portfolios for UK and Italy. Rank ordering is maintained across PD ranges.

◾	For UK Mortgages, a new set of CRD IV compliant models has been approved by the PRA and implemented in June 2017. However, the current backtesting report is based on the models which were in production as of November 2016. The PD model is accurate, slightly conservative at an overall level (0.30% expected vs. 0.27% actual). The portfolio maintains low LGD and the model overestimates (1.94% estimated vs. 0.92% actual).

◾	For Italy Mortgages, both the PIT PD and LGD models underestimate (non-conservative) primarily due to a decrease in the House Price Index (HPI). The portfolio has observed significant decrease in recovery as a result of general collateral evaluation driven by a depressed housing market. Additionally the market at origination, when appraisals of the collateral values were carried out, was significantly optimistic. A new set of CRD IV compliant models is due for PRA submission by December 2018. Interim Post Model Adjustments (PMAs) are in place to address existing models’ deficiencies.

Qualifying Revolving Retail

◾	This constitutes UK Cards, Germany Cards and UK Current Account portfolios. The estimated PDs rank order well across all 3 portfolios and at an overall level.

◾	For UK Cards, a slight underestimation is observed in the PD model driven by the high risk bands; 2.25% estimated vs. 2.32% actual at an overall level. The LGD model is slightly non-conservative (71.2% estimated vs.73.4% actual). The existing CRD IV model suite has been re-calibrated to further improve its accuracy and submitted for PRA approval in May 2017.

◾	For Germany Cards, the PD estimates are accurate; 1.35% estimated vs. 1.37% actual at an overall level. The overestimation in the LGD model (84% estimated vs. 74% actual) is primarily driven by a debt sale at a better price. A new set of CRD IV compliant models is currently under development and is due for regulatory submission by March 2019. Interim Post Model Adjustments (PMAs) are in place to address existing models’ deficiencies.

◾	For UK Current Accounts, PD model overestimates primarily due to a decrease in actual default rates over the last year (0.70% estimated vs. 0.49% actual). The LGD model is accurate (81.68% estimated vs. 79.23% actual). A new CRD IV compliant model suite has been approved by the PRA in December 2017 and is currently under implementation.

Other Retail

◾	This covers the Barclays UK loan portfolio. The PD rank ordering holds for all the PD ranges.

◾	The PD model is marginally non-conservative at an overall level (3.34% estimated vs. 3.41% actual) due to quarterly calibration. The LGD (76.87% expected vs. 80.12% actual) model is also marginally under-predicting at an overall level based on a comparison over the past one year.

◾	A new CRD IV compliant capital suite was submitted for PRA approval in December 2016.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 325

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

◾    On page 319 a high level description of the types of exposures incurred in the course of Barclays’ activity can be found.

◾    Mitigation techniques specific to counterparty credit risk are also discussed.

◾    A more general discussion of credit risk mitigation (covering traditional credit risks) is also included from page 327.

326 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of credit risk mitigation techniques

and counterparty credit risk

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate credit risks. These can broadly be divided into three types:

◾	netting and set-off

◾	collateral

◾	risk transfer

Detailed policies are in place to appropriately recognise and record credit risk mitigation. The recognition of credit risk mitigation is subject to a number of considerations, including legal certainty of enforceability and effectiveness, that the valuation and liquidity of the collateral is adequately monitored, and that the value of the collateral is not materially correlated with the credit quality of the counterparty.

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

Under IFRS, netting is permitted only if both of the following criteria are satisfied:

◾	the entity currently has a legally enforceable right to set off the recognised amounts

◾	the entity intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Under US GAAP, netting is also permitted, regardless of a currently legally enforceable right of set-off and/or the intention to settle on a net basis, where there is a counterparty master agreement that would be enforceable in the event of bankruptcy.

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

◾	home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value.

◾	wholesale lending: a fixed charge over commercial property and other physical assets, in various forms.

◾	other retail lending: includes charges over motor vehicle and other physical assets; second lien charges over residential property, which are subordinate to first charges held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower.

◾	derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which the Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. The Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves.

◾	reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price.

◾	financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

For details of the fair value of collateral held, please refer to maximum exposure table on page 98.

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

Valuation of collateral and impact of market moves

Typically, assets other than cash are subject to regular revaluation (for example via physical review, linking to an external index or depreciation of the asset), to continue to achieve appropriate mitigation of risk. Customer agreements often include requirements for provision of additional collateral, should valuations decline or credit exposure increase, for example due to market moves impacting a derivative exposure.

The carrying value of non-cash collateral reflects the fair value of the physical assets, limited to the carrying value of the asset where the exposure is over-collateralised. In certain cases, where active markets or recent valuations of the assets are not available, estimates are used. For assets collateralised by residential or commercial property (and certain other physical assets), where it is not practicable to assess current market valuations of each underlying property, values reflect historical fair values updated for movements in appropriate external indices. For further information on LTV ratios in principal home loans portfolios, see the Credit Risk review section on page 146.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 327

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

In wholesale, monitoring is undertaken by individuals who are not part of the sales/ relationship part of the business. Where an appropriate local index is not available, property values are monitored on an individual basis as part of the annual review process for the loan. For larger loans, in addition to the regular annual review, the property value is reviewed by an independent valuer at least once every three years. This review is a more detailed assessment than the standard property monitoring review, and may include a fresh professional valuation. In addition, an independent valuer reviews the property valuation where information indicates that the value of the property may have declined materially relative to general market prices. In addition, trigger points are defined under which property values must be reviewed.

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

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

◾	if the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk is reduced

◾	where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually so credit risk is reduced.

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

328 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Commercial real estate lending is another potential source of concentration risk arising from the use of credit risk mitigation. The portfolio is regularly reviewed to assess whether a concentration in a particular region, industry or property type exists, and portfolio limits are in place to control the level of exposure to commercial, residential, investment and development activity. See pages 89 and 105 for more information on collateral, valuation and monitoring of concentrations.

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

Credit limits for CCR are assessed and allocated using the PFE measure. A number of factors are taken into account when setting credit limits for individual counterparties, including but not limited to the credit quality and nature of the counterparty, the rationale for the trading activity entered into and any wrong-way risk considerations.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 329

Barclays’ approach to managing risks

Management of market risk

This section describes the governance structure specific to the management of market risks, as well as a discussion of measurement techniques.

◾	Market risks are varied, and a range of techniques must be used to manage them. From page 331 we provide an overview of the market risks we incur across the Group

◾	The governance structure specific to market risks is discussed on pages 331 to 332.

The rest of the section consists of traded and other risks:

◾	Market risk, the risk of the Group being impacted by changes in the level or volatility of positions in the trading book, is covered on pages 331 to 337. Measurement techniques such as VaR, are discussed, as well as techniques applied when statistical techniques are not appropriate.

330 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of market risk

Market risk

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Overview

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

Organisation and structure

Market risk in the businesses resides primarily in Barclays International and Group Treasury. These businesses have the mandate to incur market risk. Market risk oversight and challenge is provided by business Committees and Group Committees, including the Market Risk Committee.

Roles and responsibilities

The objectives of market risk management are to:

◾	understand and control market risk by robust measurement, limit setting, reporting and oversight

◾	facilitate business growth within a controlled and transparent risk management framework

◾	control market risk in the businesses according to the allocated appetite

To meet the above objectives, a well established governance structure is in place to manage these risks consistent with the ERMF. See pages 302 to 308 on risk management strategy, governance and risk culture.

The BRC recommends market risk appetite to the Board for their approval. The Market Risk Principal Risk Lead (PR Lead) is responsible for the Market Risk Control Framework and, under delegated authority from the Group CRO, agrees with the Business CROs a limit framework within the context of the approved market risk appetite.

The Market Risk Committee approves and makes recommendations concerning the Group-wide market risk profile. This includes overseeing the operation of the Market Risk Framework and associated standards and policies; reviewing arising market or regulatory issues, limits and utilisation; and risk appetite levels to the Board. The Committee is chaired by the PR Lead and attendees include the business heads of market risk, business aligned market risk managers and Internal Audit.

The head of each business is accountable for all market risks associated with its activities, while the head of the market risk team covering each business is responsible for implementing the risk control framework for market risk.

Risk management in the setting of strategy

Appetite for market risk is recommended by the risk function to BRC for agreement by the Board. Mandate and scales are set to control levels of market risk and assist the Group remain within the BRC approved risk appetite. The Group runs an annual Group-wide stress testing exercise which aims to simulate the dynamics of exposures across the Group and cover all risk factors. The exercise is also designed to measure the impact to the Group’s fundamental business plan, and is used to manage the wider Group’s strategy.

See page 308 for more detail on the role of risk in the setting of strategy.

Market risk culture

Market risk managers are independent from the businesses they cover, and their line management reports into the CRO. This embeds a risk culture with strong adherence to limits that support Group-wide risk appetite.

See page 305 for more detail on risk culture.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 331

Barclays’ approach to managing risks

Management of market risk

Management of market risk, mitigation and hedging policies

The governance structure helps manage and understand all market risks that the Group is exposed to.

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

Market risk measurement – management view

Market risk management measures

A range of complementary approaches to measure market risk are used which aim to capture the level of losses that the bank is exposed to due to unfavourable changes in asset prices. The primary tools to control the firm’s exposures are:

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

The use of Management VaR for traded market risk is broader than the application for use of VaR for regulatory capital, and captures standardised, advanced and certain banking books where market risks are deemed to exist. The wider scope of Management VaR is what the Group deems as material market risk exposures which may have a detrimental impact on the performance of the trading business. The scope used in Regulatory VaR (see page 334) is narrower as it applies only to trading book positions as approved by the PRA.

Stress testing and scenario analysis are also an important part of the risk management framework, to capture potential risk that may arise in severe but plausible events.

Management VaR

◾	estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level

◾	differs from the Regulatory VaR used for capital purposes in scope, confidence level and horizon

◾	back testing is performed to test the model is fit for purpose.

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

Risk factor	Description
Interest rate	Changes in the level or shape of interest rate expectations that can impact prices of interest rate sensitive assets, such as bonds and derivatives instruments, such as interest rate swaps.
Spread	Difference between bond yields and swaps rates that arises when a business has positions in both bonds and interest rate/ inflation derivatives instruments. Both assets may trade at different levels but are fundamentally exposed to similar risk.
Foreign exchange	The impact of changes in foreign exchange rates and volatilities.
Equity	Risk due to changes in equity prices, volatilities and dividend yields, for example as part of market making activities, syndication or underwriting of initial public offerings.
Commodity	Arises primarily from providing hedging solutions to clients and access to financial investors via financially-settled energy derivatives exposed to changes in the level of energy spot or forward prices and their volatilities.
Inflation	Arises from the impact of changes in inflation rates and volatilities on cash instruments and derivatives. This arises as part of market marking activities, whereby the Group may be exposed to changes in inflation rates, for example, market making syndications for inflation linked securities.
Traded credit	Arises from the uncertainty of credit quality impacting prices of assets, for example positions such as corporate bonds, securitised products and credit based derivative instruments, including credit default swaps.

Risk factor	Description
Basis	The impact of changes in interest rate tenor basis (e.g. the basis between swaps vs 3M LIBOR and swaps vs 6M LIBOR) and cross-currency basis and is primarily generated as a result of market making activities.

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

When reviewing VaR estimates, the following considerations are taken into account:

◾	the historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future

◾	the one-day time horizon may not fully capture the market risk of positions that cannot be closed out or hedged within one day

◾	VaR is based on positions as at close of business and consequently, it is not an appropriate measure for intra-day risk arising from a position bought and sold on the same day

◾	VaR does not indicate the potential loss beyond the VaR confidence level.

Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.

332 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of market risk

Primary stress tests

Primary stress tests are key tools used by management to measure liquid market risks from extreme market movements or scenarios in each major trading asset class. Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes, namely:

◾	interest rates: shock to the level and structure of interest rates and inflation across currencies

◾	credit: impact on traded corporate credit exposures and securities structures, including across rating grades, geography, sectors and products

◾	foreign exchange: impact of unfavourable moves in currency prices and volatility

◾	equity: shocks to share prices including exposures to specific markets and sectors

◾	commodities: adverse commodity price changes across both physical and derivative markets.

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

Secondary stress tests

Secondary stress tests are key tools used by management to measure illiquid market risks from extreme market movements or scenarios in each major trading asset class.

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

Business scenario stresses

Business scenario stresses are key tools used by management to measure aggregated losses across the entire trading book as a result of extreme forward-looking scenarios encompassing simultaneous shocks to multiple asset classes.

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

The estimated impacts on market risk exposures are calculated and reported by the market risk management function on a frequent and regular basis. The stress scenario and the calibration on the shocks are also reviewed by market risk managers periodically for its relevance considering any market environment.

Scenarios focusing on adverse global recession, deterioration in the availability of liquidity, contagion effects of a slowdown in one of the major economies, easing of global growth concerns, and a historical event scenario are examples of business scenarios. If necessary, market event-specific scenarios are also calculated, such as:

◾	a unilateral decision to exit the Eurozone by a member country

◾	the impact of a large financial institution collapse, or

◾	a disorderly exit of quantitative easing programmes, including unexpected rapid and continuous interest rate rises as a result.

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

The Prudent Valuation Adjustment (PVA) is applied to accounting fair values where there are a range of plausible alternative valuations. It is calculated in accordance with Article 105 of the CRR, and includes (where relevant) adjustments for the following factors: unearned credit spreads, close-out costs, operational risk, market price uncertainty, early termination, investing and funding costs, future administrative costs and model risk. The PVA includes adjustment for all fair valued financial instruments and commodities, irrespective of whether they are in the trading or banking book.

The Finance-product control valuations function and the Valuation Committee are responsible for the oversight of the PVA and meeting compliance with article 105 of the CRR.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 333

Barclays’ approach to managing risks

Management of market risk

Regulatory measures for Market risk

There are a number of regulatory measures which the Group has permission to use in calculating regulatory capital (internal models approval):

Measure	Definition
Regulatory Value at	An estimate of the potential loss arising from unfavourable market
Risk (VaR)	movements calibrated to 99% confidence interval 10-day holding period.
Stressed Value at Risk	An estimate of the potential loss arising from a twelve-month period of
(SVaR)	significant financial stress calibrated to 99% confidence interval 10-day holding period.
Incremental Risk	An estimate of the incremental risk arising from rating migrations and
Charge (IRC)	defaults, beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio. Uses a 99.9% confidence level and a one-year horizon.
Comprehensive Risk	An estimate of all the material market risk, including rating migration
Measure (CRM)	and default for the correlation trading portfolio.

The legal entities for which the PRA has given permission to use internal models for market risk regulatory capital are: BBPlc Trading and BCSL (consolidated), BBPlc Trading, BCSL and BBSA. The legal entity for which the FRBNY has given permission to use internal models is IHC.

Regulatory VaR

◾	Estimates the potential loss arising from unfavourable market movements.

◾	Regulatory VaR differs from the management approach in the following respects.

VaR Variable	Regulatory	Management
Confidence interval	99%	95%
Scope	As approved by the	Management view of market risk exposures.
	regulator (PRA or	Includes trading books and banking books
	FRBNY)	exposed to price risk
Look-back period	2 years	2 years
Liquidity Horizon	10 days	1 day
(holding period)

Regulatory VaR allows oversight of the total potential losses, at a given confidence level, of those trading books which received approval from the regulator to be covered via an internal model. The Group uses a Regulatory VaR model that diversifies general and specific market risk for regulatory capital. Market risks are captured in the Regulatory VaR model using either full revaluation or an approximate revaluation approach depending on the type of product. When simulating potential movements in risk factors, returns are modelled using a combination of absolute changes, proportional changes or a blended mix of these two approaches.

Management VaR allows the bank to supervise the total market risk across the Group, including all trading books and some banking books.

Management VaR is also utilised for the internal capital model (economic capital).

Regulatory VaR is fundamentally the same as the Management VaR (see page 332), with the key differences listed above.

The model is complemented with RNIVs, as described on page 337.

Stressed Value at Risk (SVaR)

◾	Estimates the potential loss arising from unfavourable market movements in a stressed environment.

◾	Identical to Regulatory VaR, but calibrated over a one-year stressed period.

◾	Regulatory capital is allocated to individual businesses. For regulatory capital calculation purposes the Group computes a market risk capital requirement based on a one-day scaled to ten-day, 99% VaR metric calibrated to a period of significant financial stress. This SVaR capital requirement is added to the market risk capital requirement arising from regulatory VaR, the Incremental Risk Charge and the All Price Risk on an undiversified basis.

The SVaR model must be identical to the VaR model used by the Group, with the exception that the SVaR model must be calibrated to a one-year period of significant financial stress (‘the SVaR period’). The Group selects the SVaR period to be a one-year period that maximises the sum of general market risk Regulatory VaR and specific market risk Regulatory VaR for positions in scope of regulatory approval. The SVaR period is reviewed on a monthly basis or when required by material changes in market conditions or the trading portfolio.

SVaR cannot be meaningfully backtested as it is not sensitive to current market conditions. Many market risk factors with complete historical data over a two-year period may not have complete data covering the SVaR period and consequently, more proxies may be required for SVaR than for VaR. The SVaR metric itself has the same strengths and weaknesses as the Group’s VaR model.

Incremental Risk Charge (IRC)

◾	Captures risk arising from rating migrations and defaults for traded debt instruments incremental to that already captured by Regulatory VaR and SVaR.

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

The Group’s IRC model assumes that ratings transitions, defaults and any spread increases occur on an instantaneous basis.

Comprehensive Risk Measure (CRM)

◾	Captures all market risks affecting the correlation trading portfolio.

CRM covers the correlation trading portfolio and is intended to adequately capture all risk factors relevant to corporate Nth-to-default (on a basket of referenced names) and tranched credit derivatives. The capital requirement is based on a 99.9% confidence interval over a one-year holding period. The model generates a scenario based on a Monte Carlo simulation and revalues the portfolio under the simulated market scenario.

334 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of market risk

Table 95: Market risk models selected features
Component modelled	Number of significant models and size of associated portfolio (RWAs)	Model description and methodology	Applicable regulatory thresholds
Regulatory VaR	1 model;	Equally-weighted historical simulation of	Regulatory VaR is computed with ten-day
	£2.8bn	potential daily P&L arising from market moves	holding period and 99% confidence level
SVaR	1 model;	Same methodology as used for VaR model,	Regulatory SVaR is computed with ten-day
	£6.8bn	but using a different time series	holding period and 99% confidence level
IRC	1 model;	Monte Carlo simulation of P&L arising from	IRC is computed with one-year holding period
	£3.0bn	ratings migrations and defaults	and 99.9% confidence level
CRM	1 model;	Same approach as IRC, but it incorporates	CRM is computed with one-year holding
	£0.0bn	market-driven movements in spreads and	period and 99.9% confidence level.
		correlations for application to correlation	As required in CRD IV, the CRM charge is
		trading portfolios.	subject to a floor set with reference to
standard rules charge

The model captures the following risk factors in the correlation trading portfolio:

◾	default and ratings migration over a one-year time horizon

◾	credit spread volatility

◾	recovery risk: uncertainty of the recoverable value under default

◾	correlation risk

◾	basis risk: basis between credit indices and its underlying constituents

◾	hedge slippage: portfolio rebalancing assumption.

The Group’s CRM model is based on the IRC model but also captures market risks not related to transition or default events, such as movements in credit spreads or correlations. These risk factors are included as part of the Monte Carlo simulation using distributions calibrated to historically observed moves. The Group’s CRM model assumes that ratings transitions, defaults and any spread increases occur on an instantaneous basis. The Group applies stress tests to the modelling parameters based on combinations of changes in credit spreads, correlations and default events.

Regulatory back testing

Back testing is the method by which the Group checks and affirms that its procedures for estimating VaR are reasonable and serve its purpose of estimating the potential loss arising from unfavourable market movements. The back testing process is a regulatory requirement and seeks to estimate the performance of the regulatory VaR model. Performance is measured by the number of exceptions to the model i.e. net trading P&L loss in one trading day is greater than the estimated VaR for the same trading day. The Group’s procedures could be underestimating VaR if exceptions occur more frequently than expected (a 99% confidence interval indicates that one exception is expected to occur in 100 days).

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

As defined by the PRA, a green status is consistent with a good working VaR model and is achieved for models that have four or fewer back testing exceptions in a 12-month period. Back testing counts the number of days when a loss exceeds the corresponding VaR estimate, measured at the 99% regulatory confidence level. For the Investment Bank’s regulatory DVaR model at the consolidated legal entity level, green model status was maintained for 2017.

Back testing is also performed on management VaR to assess it remains reasonable and fit for purpose.

The table below shows the VaR back testing exceptions on legal entities aligned to the Group’s business as at 31 December 2017. Model performance at a legal entity level determines regulatory capital within those entities. Legal entity disclosure also reflects the management perspective as Barclays moves forward with structural change, where VaR and model performance of VaR for a legal entity across asset class becomes more relevant than asset class metrics across legal entity.

	Actual P&L		Hypo P&L
Legal entity	Total Exceptions	Status[b]	Total Exceptions	Status[b]
BBPlc Trading and BCSL	–	G	3	G
BBPlc Trading	–	G	3	G
BCSL	5	A	3	G
BBSA[a]	–	G	–	G
IHC	–	G	2	G

Notes

a	BCI back testing has been replaced by IHC back testing from 1 July 2016 (both are included below for their respective periods). Please note that IHC back testing is performed for hypo P&L only as per US regulatory requirements.
b	RAG status is accurate as of year-end.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 335

Barclays’ approach to managing risks

Management of market risk

The charts below show VaR for the Group’s regulatory portfolios aligned by legal entity. The dark blue and grey points on the charts indicate losses on the small number of days on which actual and hypo P&L respectively exceeded the VaR amount.

In addition to being driven by market moves in excess of the 99% confidence level, back testing exceptions can be caused by risks that impact P&L not captured directly in the VaR itself but separately captured as non VaR-type, namely Risks Not in VaR (RNIVs).

Exceptions are reported to internal management and regulators on a regular basis and investigated to check the model performs as expected. Overall back testing for the consolidated legal entity remains in the green zone, suggesting that the VaR remains fit for purpose.

336 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of market risk

Management of risks not fully captured in models, including Risks not in VaR (RNIVs)

The Group’s risk identification process captures risks that either have been observed to, or have the capacity to, produce material losses in normal and stressed market conditions. To enforce risk coverage, the range of core risks is identified following either market convention, regulatory guidance, or the specific historical experience of the Group and is considered as part of the new product processes.

In some instances, the Management and Regulatory VaR model may not appropriately measure some market risks, especially where market moves are not directly observable via prices, the Group has policies to enforce add-ons are applied where risks are not captured by the model. RNIVs refer to those core risks that are not captured, or not adequately captured, in VaR and SVaR. RNIVs can include:

◾	risks not fully captured elsewhere and/or illiquid risk factors such as cross-risks;

◾	basis risks;

◾	higher-order risks;

◾	calibration parameters, for instance to model parameter uncertainty; and

◾	potential losses in excess of fair valuation adjustments taken in line with the Valuation Control Framework. Please see note 18 on page 216 ‘Fair value of assets and liabilities’ for more details on fair value adjustments.

The treatment of RNIVs follows whether the risks are considered VaR type or non-VaR type, which depends on, and can change with, the evolving state of financial markets:

◾	VaR-type RNIVs: : Typically represent risks that are not well captured in VaR, mainly because of infrastructure limitations or methodology limitations. In this instance two metrics are calculated, a VaR RNIV and a SVaR RNIV, using the same confidence level, capital horizon and observation period as VaR and SVaR respectively and are capitalised using the same multipliers as VaR and SVaR

◾	Non VaR-type RNIVs: Typically represent risks which would not be well captured by any VaR model either because it represents an event not historically observed in the VaR time series (e.g., currency peg break) or a market risk factor which is not seen to move frequently (e.g. correlation). These are typically estimated using stress scenarios. The stress methodology is calibrated equivalently to at least 99% confidence level and a capital horizon of at least 10 days over an appropriate observation period, depending on the liquidity of the risk. For the purpose of regulatory capital, the capital charge is equal to the loss arising from the stress test except when these risks are already adequately captured elsewhere e.g. via the IRC or CRM models, which are intended to capture certain risks not adequately covered by VaR

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

Throughout 2017, Group Market Risk continued its ongoing programme of control testing and conformance testing on the trading businesses’ market risk management practices. These reviews are intended to verify the business’s conformance with the Market Risk Control Framework and best practices.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 337

Barclays’ approach to managing risks

Management of securitisation exposures

Securitisations give rise to credit, market and other risks. This section discusses the types of business activities and exposures that we incur in the course of activities related to securitisations.

◾	The objectives pursued in securitisation activities and the types of activities undertaken are discussed on page 339.

◾	A description of the risks incurred in the course of securitisation activities, and how we manage them, is contained on page 340 and 341.

338 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Certain transactions undertaken by the Group are not disclosed in the quantitative section as they do not fall under the regulatory securitisation framework

(defined under Part Three, Title II, Chapter 5 of the CRR, part of the CRD IV package). These include funding transactions for the purposes of generating term liquidity, and certain government guaranteed transactions.

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

The role and involvement of the Group in securitisations in 2017

The Group adopts the following roles in the securitisation processes in which it is involved:

Originator of assets prior to securitisation

The Group originates or purchases commercial mortgage loans for the purpose of securitisation. The securities are then sold to investors through a broker-dealer subsidiary.

The Group securitises assets otherwise originated in the ordinary course of business including corporate loans, consumer loans and commercial mortgage loans. The Group also provides derivative transactions to securitisations sponsored by itself and third parties. These transactions carry counterparty credit risk and are included in the Group trading book.

Providing warehousing facilities collateralised by third party assets prior to securitisation or exit via whole-loan sale

The Group provides warehouse financing to third party loan originators, including for agency eligible loans that can be securitised by the Federal National Mortgage Association (‘Fannie Mae’), the Federal Home Loan Mortgage Corporation (‘Freddie Mac’), or the Government National Mortgage Association (‘Ginnie Mae’) and for corporate loans that can be securitised via collateralised loan obligations (CLO).

Executor of securitisation trades including bond marketing and syndication

The Group transacts primarily as a principal in RMBS, ABS, CLO and CMBS with institutional investors and other broker-dealers. Agency backed residential and commercial mortgage securitisations include Credit Risk Transfer securities (Fannie Mae-sponsored CAS and Freddie Mac-sponsored STACR bonds). ABS securitisations include consumer ABS (e.g. credit card, student loan and auto) and non-traditional ABS (e.g. timeshares, wireless towers and whole business securitisations). Non-agency commercial mortgage securitisations include CMBS and commercial real estate collateralised loan obligations (CRE CLO). The Group makes secondary market in CLOs and acts as arranger on behalf of clients to structure and place arbitrage CLOs.

Purchaser of third party securitisations to support client franchise

The Group may purchase third party securitisations. The Group also funds on its own balance sheet securitisations similar to the ones funded via its sponsored conduits (see below). In such transactions the Group would not be defined as an originator or sponsor for regulatory purposes.

Sponsoring conduit vehicles

The Group acts as managing agent and administrative agent of two multi-seller asset backed commercial paper (ABCP) conduits,

Sheffield Receivables Company, LLC (Sheffield) and Salisbury Receivables Company, LLC (Salisbury), through which interests in securitisations of third party originated assets are funded via a variety of funding mechanics including the issuance of ABCP.

From a regulatory perspective, Barclays acts as a sponsor of Sheffield and Salisbury. In relation to such conduit activity, the Group provides all or a portion of the backstop liquidity to the commercial paper, programme-wide credit enhancement and, as appropriate, interest rate and foreign currency hedging facilities. The Group receives fees for the provision of these services.

Sheffield and Salisbury hold securities classified as available for sale, measured at fair value with changes in fair value recognised through other comprehensive income (OCI) and non-securities classified as loans and receivables, measured at amortised cost on its standalone financial statements. It funds the assets through the issuance of ABCP. Note that Sheffield and Salisbury are consolidated for accounting but not regulatory purposes.

Funding transactions to generate term liquidity

Secured funding forms one of the key components of the Group’s diversified funding sources providing access to the secured wholesale market and complementing the diversification of funding by maturity, currency and geography. The Group issues ABS and covered bonds secured primarily by customer loans and advances.

The Group currently manages four key, on-balance sheet asset backed funding programmes to obtain term financing for mortgage loans and credit card receivables. These programmes also support retained issuances for the Group to access central bank liquidity and funding. The UK regulated covered bond and the residential mortgage master trust securitisation programmes both utilise assets originated by the Group’s UK residential mortgage business. The third programme is a credit card master trust securitisation and uses receivables from the Group’s UK credit card business. The fourth programme is a SEC registered securitisation programme backed by US domiciled credit card receivables.

Risk transfer transactions

The Group has entered into synthetic and cash securitisations of corporate and commercial loans (originated in the ordinary course of business) for the purposes of the transfer of credit risk to third party investors. The regulatory capital requirements of these transactions fall under CRD IV.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 339

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

Securitisation exposures are subject to the Group Credit Risk policies and standards and business level procedures. This includes the requirement to review in detail each transaction at a minimum on an annual basis. As collateral risk is the primary driver the analysis places a particular focus on the underlying collateral performance, key risk drivers, servicer due diligence and cash flows, and the impact of these risks on the securitisation notes. The risk is addressed through the transaction structure and by setting an appropriate modelled tolerance level. Structural features incorporate wind-down triggers set against factors including, but not limited to, defaults/ charge-offs, delinquencies, excess spread, dilution, payment rates and yield, all of which help to mitigate potential credit deterioration. Qualitative aspects such as counterparty risk and ancillary issues (operational and legal risk) are also considered. Changes to the credit risk profile of securitisation exposures will also be identified through ongoing transaction performance monitoring. In addition, periodic stress tests of the portfolio as part of ongoing risk management are conducted as well as in response to Group-wide or regulatory requests.

The principal committee responsible for the monitoring of the credit risk arising from securitisations is Wholesale Credit Risk Management Committee (WCRMC). Executive responsibility rests with the Regional Heads of Financial Institutions Credit Risk.

Market and liquidity risks

Market risk for securitised products is measured, controlled and limited through a suite of VaR, non-VAR and stress metrics in accordance with the Group’s Market Risk Policies and Procedures. The key risks of securitisation structures are interest rate, credit, spread, prepayment and liquidity risk. Interest rate and spread risk are hedged with standard liquid interest rate instruments (including interest rate swaps, US Treasuries and US Treasury futures). The universe of hedging instruments for credit and prepayment risk is limited and relatively illiquid, resulting in basis risks. In providing warehouse financing, the Group is exposed to mark to market (if counterparty defaults on related margin call).

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

In providing warehouse financing, the Group incurs potential contingent operational risks related to representations and warranties should there be a need to foreclose on the line and it later be discovered that the underlying loans were not underwritten to agency agreed criteria. Such risks are mitigated by daily collateral margining and ready agency bids. Market risk is also mitigated by employing forward trades.

The Operational Risk Review Forum oversees the management of operational risks for the entire range of the Group’s activities.

Rating methodologies, ECAIs and RWA calculations

RWAs reported for securitised and re-securitised banking book and trading book assets at 31 December 2017 are calculated in line with CRR and UK PRA rules and guidance. The Group has approval to use, and therefore applies, the internal ratings based approach for the calculation of RWAs where appropriate, and the Standardised Approach elsewhere.

The Group employs eligible ratings issued by nominated External Credit Assessment Institutions (ECAIs) to risk weight its securitisation and re- securitisation exposure where their use is permitted. Ratings are considered eligible for use based on their conformance with the internal rating standard which is compliant with both CRR and European Credit Rating Agency regulation. The ECAIs nominated by the Group for this purpose are Standard & Poor’s, Moody’s, Fitch, DBRS and Kroll.

As required by CRR, the Group uses credit ratings issued by these ECAIs consistently for all exposures within the securitisation exposure class. For that reason, there is no systematic assignment of particular agencies to types of transactions within the securitisation exposure class.

For Sheffield and Salisbury, the Internal

Assessment Approach (IAA) framework mirrors the ECAI methodology, which also includes Moody’s and Fitch, who rate the

Sheffield and Salisbury programmes. Under the IAA framework, the securitisation exposure must be internally rated, and the bank’s internal assessment process must meet certain requirements in order to map its own internal rating to an ECAI. Cash flow stress analysis on a securitisation structure is performed as prescribed by an ECAI methodology for the relevant ratings level, and is at least as conservative as the published methodology. Stress factors may include, among other factors, asset yields, principal payment rates, losses, delinquency rates and interest rates.

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

340 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Typically, assets that are awaiting securitisation on the Group balance sheet are measured at fair value through P&L, using the appropriate method for the asset class as they are classified as held for trading or are designed at fair value through profit and loss, under the IAS 39 fair value option. However some non-derivative assets held prior to securitisation may qualify as loans and receivables and are measured at amortised cost. When securitised assets have been included on the Group balance sheet it is necessary to consider whether those assets may be removed from the Group balance sheet. Assets which have been transferred to third parties (i.e. an unconsolidated Group entity), will remain on the Group balance sheet, and treated as financings, unless the following criteria apply:

◾	substantially all the risks and rewards associated with the assets have been transferred, in which case, they are derecognised in full

◾	if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.

Any financial support or contractual arrangements provided to unconsolidated entities, over securitised assets, would be recognised as a liability on balance sheet if it met the relevant IFRS criteria, or gave rise to a provision under IAS 37, and have to be disclosed (see Note 39 on page 265). Note, however, that the Group has a

Significant Risk Transfer policy that does not allow for any support to be provided to any transactions that fall under the securitisation framework.

Assets may be transferred to a third party through a legal sale or an arrangement that meets the ‘pass through’ criteria where the substance of the arrangement is principally that the Group is acting solely as a cash collection agent on behalf of the eventual recipients.

Where the transfer applies to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

When the above criteria support the case that the securitisation should not be accounted for as financing, the transaction will result in sale treatment or partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets. Gains are recognised to the extent that proceeds that can be measured using observable market data exceed the assets derecognised.

Any retained interests, which will consist of loans and/or securities depending on the nature of the transaction, are valued in accordance with the Group’s Accounting Policies, as set out in the 2017 Annual Report. To the extent that these interests are measured at fair value, they will be included within the fair value disclosures in the financial statements in the Annual Report. As outlined in these disclosures, key valuation assumptions for retained interests of this nature will include spreads to discount rates, default and recovery rates and prepayment rates that may be observable or unobservable.

In a synthetic securitisation transaction, the underlying assets are not sold into the relevant special purpose entity (SPE). Instead, their performance is transferred into the vehicle through a synthetic instrument such as a CDS, a credit linked note or a financial guarantee. The accounting policies outlined above will apply to synthetic securitisations.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 341

Barclays’ approach to managing risks

Management of treasury and capital risk

This section provides an analysis of the management of liquidity, capital and interest rate risk in the banking book risk.

◾	Liquidity risk, with a focus on how it is managed to maintain adequate resources at all times including under stress, is discussed on pages 343 to 345.

◾	Capital risk, including how the risk of insufficient capital and leverage ratios and pension risk are managed, is discussed on pages 346 to 347.

◾	The management of Interest rate risk in the banking book is discussed on pages 348 to 349.

342 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of treasury and capital risk

Treasury and capital risk

◾	Liquidity risk: The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets

◾	Capital risk: The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans

◾	Interest rate risk in the banking book: The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

Overview

Barclays Treasury manages treasury and capital risk on a day-to-day basis with the Treasury Committee acting as the principal management body. To enforce effective oversight and segregation of duties and in line with the ERMF, the Treasury and Capital Risk function is responsible for oversight of key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities. The following describes the structure and governance associated with the risk types within the Treasury and Capital Risk function.

Liquidity risk management

Overview

The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and maintaining that the business is sustainable. There is a control framework in place for managing liquidity risk and this is designed to meet the following objectives:

◾	To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk appetite as expressed by the Board

◾	To maintain market confidence in the Group’s name.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Roles and responsibilities

The Treasury and Capital Risk function is responsible for the management and governance of the liquidity risk mandate defined by the Board and the production of ILAAPs. Treasury has the primary responsibility for managing liquidity risk within the set risk appetite. The CRO for treasury and capital risk reports to the Group CRO.

Organisation and structure

Liquidity risk management

A control framework is in place for Liquidity Risk under which the Treasury function operates. The control framework describes liquidity risk management processes, associated policies and controls that the Group has implemented to manage liquidity risk within the Liquidity Risk Appetite (LRA) and is subject to annual review. Internal architecture is in place to record and measure our group wide liquidity metrics reporting

The Board sets the LRA based on the internal liquidity risk model and external regulatory requirements namely the Liquidity Coverage Ratio (LCR). The LRA is represented as the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The approved LRA is implemented in line with the control framework and policy for liquidity risk.

Control framework

Barclays comprehensive control framework for managing the Group’s liquidity risk is designed to deliver the appropriate term and structure of funding consistent with the LRA set by the Board.

The control framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet and contingent liabilities and the Recovery Plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Together, these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group’s obligations as they fall due. The control framework is subject to internal conformance testing and internal audit review

The liquidity stress tests assess the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 343

Barclays’ approach to managing risks

Management of treasury and capital risk

The Group maintains a range of management actions for use in a liquidity stress, these are documented in the Group Recovery Plan. Since the precise nature of any stress event cannot be known in advance, the actions are designed to be flexible to the nature and severity of the stress event and provide a menu of options that can be drawn upon as required. The Barclays Group Recovery Plan also contains more severe recovery options to generate additional liquidity in order to facilitate recovery in a severe stress. Any stress event would be regularly monitored and reviewed using key management information by key Treasury, Risk and business representatives.

Risk Appetite and planning

Barclays has established an LRA over Group stress tests to represent the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

The key expression of the liquidity risk is through stress tests. It is measured with reference to the liquidity pool compared to anticipated net stressed outflows for each of five stress scenarios. Barclays has defined both internal short term and long term LRA stress test metrics.

The LRA for internal stress tests is approved by the Board. The LRA is reviewed on a continuous basis and is subject to formal review at least annually as part of the Individual Liquidity Adequacy Assessment Process (ILAAP).

Statement of Liquidity Risk Appetite: For 2017, the Board has approved that the Group will maintain an amount of available liquidity resources to meet modelled and prescribed regulatory liquidity stress outflows over a period of time (minimum buffer duration):

◾	30 days in a Barclays specific stress

◾	90 days in a market wide stress

◾	30 days in a combined stress

◾	Long term LRA 80% LCR (Pillar 2)

◾	LCR 30 days minimum ratio 100% (Pillar 1 basis) and 90% (Pillar 2 basis)

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

344 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of treasury and capital risk

Liquidity limits

Barclays manages limits on a variety of on and off-balance sheet exposures, a sample of which is shown in the table below. These limits serve to control the overall extent and composition of liquidity risk taken by managing exposure to the cash outflows.

Early warning indicators

Barclays monitors a range of market indicators for early signs of liquidity risk either in the market or specific to Barclays, a sample of which are shown in the table below. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions. Early warning indicators are used as part of the assessment of whether to invoke the Group Recovery Plan, which provides a framework for how the liquidity stress would be managed.

Recovery & resolution planning

Barclays maintains a Group Recovery Plan (GRP) which is designed to provide a framework to effectively manage a severe financial stress. The GRP is proportionate to the nature, scale and complexity of the business and is tested to assess that it is operationally robust. The GRP details the escalation and invocation process for the plan, including integration with i) BAU monitoring of capital and liquidity Early Warning

Indicators (EWI) to detect signs of approaching financial stress, ii) existing processes within Barclays Treasury and Risk to respond to mild/moderate stress and iii) a governance process for formally invoking the GRP. The Plan would be formally invoked by the Group Board and would be overseen and executed by the Barclays Crisis Leadership Team (BCLT), a flexible committee of senior management for responding to all types of stress events. In invoking and executing the plan, the BCLT (in consultation with the Group Board) would assess the likely impact of the stress event on the Group and its subsidiaries and determine the appropriate response for the nature and severity of the stress. The GRP includes a range of recovery options to respond to financial stresses of varying severity and includes detailed information on financial and non-financial impacts of options and a communications plan.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 345

Barclays’ approach to managing risks

Management of treasury and capital risk

Capital risk management

Overview

Capital risk is managed through ongoing monitoring and management of the capital position, regular stress testing and a robust capital governance framework.

Roles and responsibilities

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

The Board approves the Group capital plan, internal stress tests and results of regulatory stress tests, and the Group recovery plan. The Treasury Committee is responsible for monitoring and managing capital risk in line with the Group’s capital management objectives, capital plan and risk frameworks. The Treasury and Capital Risk Committee monitors and reviews the capital risk profile and control environment, providing Second Line oversight of the management of capital risk. The Board Risk Committee reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Group capital plan/forecast in order to agree the Group’s projected capital adequacy.

Local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Treasury Committee, as required.

Treasury has the primary responsibility for managing and monitoring capital and reports to the Group Finance Director. The Treasury and Capital Risk function contains a Capital Risk Oversight team, and is an independent risk function that reports to the Group CRO and is responsible for oversight of capital risk and production of ICAAPs.

Capital risk management

The Group’s capital management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board. The Group’s objectives are achieved through well embedded capital management practices.

Capital planning and allocation

The Group assesses its capital requirements on multiple bases, with the Group’s capital plan set in consideration of the Group’s risk profile and appetite, strategic and performance objectives, regulatory requirements, and market and internal factors, including the results of stress testing. The capital plan is managed on a top-down and bottom-up basis through both short-term and medium-term financial planning cycles, and is developed with the objective that the Group maintains an adequate level of capital to support its capital requirements.

The PRA determines the regulatory capital requirements for the consolidated Group. Under these regulatory frameworks, capital requirements are set in consideration of the level of risk that the firm is exposed to and the factors above, and are measured through both risk-based Risk Weighted Assets (RWAs) and leverage-based metrics. An internal assessment of the Bank’s capital adequacy is undertaken through the Internal Capital Adequacy Assessment Process (ICAAP) and is used to inform the capital requirements of the firm.

The Group expects to meet the minimum requirements for capital and leverage at all times and also holds an internal buffer sized according to the firm’s assessment of capital risk.

Through the capital planning process, capital allocations are approved by the Group Executive committee, taking into consideration the risk appetite and strategic aims of the Group. Regulated legal entities are, at a minimum, capitalised to meet their current and forecast regulatory and business requirements.

Monitoring and reporting

Capital is managed and monitored to maintain that Barclays’ capital plans are appropriate and that risks to the plans are considered.

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

Capital management information is readily available to support Senior Management’s strategic and day-to-day business decision making.

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

The Group also undertakes stress tests prescribed by the BoE and EBA, and legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of the internal capital buffer required and the results are incorporated into the Group capital plan to maintain adequacy of capital under normal and severe, but plausible stressed conditions.

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

346 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of treasury and capital risk

Capitalisation of legal entities

Barclays as a group comprises legal entities across multiple jurisdictions. The Group and regulated legal entities are subject to prudential requirements from the PRA and/or local regulators. Sufficient capital needs to be available to meet these requirements both at a consolidated Group and individual legal entity level.

Where aggregate requirements for individual entities in the Group are higher than the consolidated requirement, the firm may use debt or capital other than CET1 to meet these incremental requirements (so called ‘double leverage’). There are regulatory and rating agency expectations that constrain the amount of double leverage that can be used. This might increase the overall level of capital the Group is required to hold.

The capitalisation of legal entities is reviewed annually as part of the capital planning process and monitored on an ongoing basis.

Transferability of capital

Surplus capital held in Group entities is required to be repatriated to Barclays Bank PLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the re-deployment of capital across legal entities. Pre and post the implementation of ring-fencing, capital is managed for the Group as a whole as well as its operating subsidiaries to enable fungibility and redeployment of capital while meeting relevant internal and regulatory targets at entity levels.

Foreign exchange risk

The Group has capital resources and risk weighted assets denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and RWAs. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements.

The Group’s capital ratio management strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratios of foreign currency CET1, Tier 1 and Total capital resources to foreign currency RWAs at the same level as the Group’s consolidated capital ratios.

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

Pension risk arises because the estimated market value of the pension fund assets might decline; investment returns might reduce; or the estimated value of the pension liabilities might increase. The Group monitors the pension risks arising from its defined benefit pension schemes and works with Trustees to address shortfalls. In these circumstances the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Management of pension risk

Many of the Group’s defined benefit (DB) pension funds are established as trusts in order to keep the fund’s assets separate from the sponsor (Barclays). As such the Trustees are responsible for:

◾	Investment strategy including asset allocation and performance of assets.

◾	Assessing the level of technical provision required.

◾	Meeting any minimum funding objectives.

◾	Complying with local legislation.

The legal structure of Barclays’ DB pension funds and the role of the Trustees mean that Pension Risk is not part of the Bank’s risk appetite assessment used to manage other key risks.

Pension Forums

The Pension Executive Board (PEB) has accountability for the effective operation of pensions across Barclays Group. It is the most senior executive body for pensions in Barclays.

The Pension Management Group (PMG) is accountable for the oversight and workflow management of the group’s responsibilities of the pension arrangements operated by Barclays PLC and its subsidiaries globally. The PMG is accountable to the PEB.

The PEB and PMG are not created or mandated under the ERMF. However these forums provide Risk the opportunity to discuss pension risk in a wider context as other relevant stakeholders from HR, Legal, Treasury and Finance are also represented at these meetings.

Key Pension Risk controls and governance include:

◾	Annual review, challenge and proposal of the IAS19 market driven assumptions used for the calculation of the pension scheme liabilities used in Barclays disclosures.

◾	Representation and input at key pension forums.

◾	Input into the Group’s ICAAP for pension risk.

◾	Input into the Group’s strategic planning and stress test exercises.

◾	Provide independent oversight of the Pension risk profiles from the Bank’s perspective.

◾	Coordinates response to regulatory initiatives, developments and proposals on pensions, which may include inputs from material overseas schemes.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 347

Barclays’ approach to managing risks

Management of treasury and capital risk

Interest Rate Risk in the Banking Book

Overview

Banking book operations generate non-traded market risk, primarily through the mismatch between the duration of assets and liabilities and where interest rates on products reset at different dates. As per the Group’s policy to remain within the defined risk appetite, interest rate and FX risks residing in the banking books of the businesses are transferred to Treasury where they are centrally managed. Currently, these risks are transferred to Treasury via funding arrangements, interest rate or FX swaps. However, the businesses remain susceptible to market risk from seven key sources:

◾	Repricing/Residual risk: the impact from the mismatch between the run-off of product balances and the associated interest rate hedges or from unhedged liquidity buffer investments;

◾	Structural risk: the change to the net interest income on hedge replenishment due to adverse movements in interest rates, assuming that the balance sheet is held static;

◾	Prepayment risk: the potential loss in value if actual prepayment or early withdrawal behaviour from customers deviates from the expected or contractually agreed behaviour, which may result in a hedge or funding adjustment at a cost to the bank. Exposures are typically considered (where appropriate) net of any applicable offsetting early repayment charges. This risk principally relates to early repayment of fixed rate loans or withdrawal from fixed rate savings products;

◾	Recruitment risk: the potential loss in value if the actual completion or drawdown behaviour from customers deviates from the expected behaviour, which may result in a hedge or funding adjustment at a cost to the bank. This risk principally relates to the completion timing around the Bank’s fixed rate mortgage pipeline process;

◾	Margin compression risk: the effect of internal or market forces on a bank’s net margin where, for example, in a low rate environment any fall in rates will further decrease interest income earned on the assets whereas funding cost cannot be reduced as it is already at the minimum level.
◾	Lag risk: arises from the delay in re-pricing customer rates for certain variable/ managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Group’s notification systems or contractual agreements within a product’s terms and conditions.

◾	Asset swap spread risk: the spread between Libor and sovereign bond yields that arises from the management of the liquidity buffer investments and its associated hedges.

Furthermore, liquidity buffer investments are generally subject to Available for Sale (AFS) accounting rules, whereby changes in the value of these assets impact capital via Other Comprehensive Income, creating volatility in capital directly

Roles and responsibilities

The Non-traded Market Risk team provides risk management oversight and monitoring of all traded and non-traded market risk in Treasury and customer banking books, which specifically includes:

◾	interest rate risk assessment in the customer banking books,

◾	review and challenge the behavioural assumptions used in hedging and transfer pricing,

◾	risk management of the liquidity buffer investments and funding activities,

◾	oversight of balance sheet hedging,

◾	review of residual risk in the hedge accounting solution and hedging of net investments,

◾	proposes and monitors risk limits to manage traded and non-traded market risk within the agreed risk appetite.

Management of IRRBB

Barclays seeks to minimise interest rate risk and maintain it is within the agreed risk appetite, whilst actively managing the associated risk which could reduce the value of liquidity buffer investments. Therefore, the primary control for IRRBB is calculating risk measures described below and monitoring risk exposure vs. defined limits. Limits are set at an aggregate business level and then cascaded down.

Barclays uses a range of complementary technical approaches to measure IRRBB as described below. The risk is measured and controlled using both an income based metric (EaR) and value based metrics (EVE, EC and VaR).

Summary of measures for non-traded market risk

Measure	Definition
Earnings at risk (EaR)	A measure of the potential change in Net Interest Income (NII) due to an adverse interest rate movement over a predefined time horizon.
Economic value of equity (EVE)	A measure of the potential change in value of expected future cash flows due to adverse interest rate movement, based on the existing balance sheet run-off profile.
Economic capital (EC)	A measure of the potential loss from a severe stress scenario over a predefined time horizon at a particular confidence level.
Value at risk (VaR)	A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for the predefined holding period.
Stress testing	A measure to assess risk exposures under severely adverse market scenarios.

Annual Earnings at Risk (AEaR)

AEaR measures the sensitivity of net interest income over a one-year period. It is calculated as the difference between the estimated income using the expected base rate forecast and the lowest estimated income following a parallel increase or decrease in interest rates.

The main model assumptions are:

The balance sheet is kept at the current level, i.e. no growth is assumed

Contractual positions are adjusted for an assumed behavioural profile, more closely matching the actual product life-cycle.

AEaR is applied to the entire banking book, including the liquidity buffer investments. The metric provides a measure of how interest rate risk may impact the Group’s earnings, providing a simple comparison between risk and returns. The main disadvantage of the metric is its short-term focus, as it only measures the impact on a position in the first 12 months. In order to counter this, the Group has implemented additional economic value risk metrics.

348 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of treasury and capital risk

Economic Value of Equity (EVE)

EVE calculates the change in the present value of exposure to a parallel upward and downward interest rate shock. Note that the EVE calculation measures sensitivity in terms of present value, while AEaR measures income sensitivity, hence complements each other.

The EVE measure is applied to the entire banking book, that is, the same coverage as AEaR, and covers the full life of transactions and hedges enforcing the risk over the whole life of positions is considered. It does not capture the impact of business growth or management actions, and is based on the balance sheet run-off profile.

Economic Capital (EC, for recruitment, prepayment and residual risk)

EC consistent models, based on VaR methodologies, are used to measure unexpected losses to a 99.98% confidence interval over a one-year period. Within non-traded market risk, this measure aims to capture recruitment, prepayment and residual risks for banking book products (see definitions on page 348). EC metrics typically measure variations in economic value from specific sources of risk, for example, prepayment risk EC for fixed rate mortgages predicts the cost of hedging in order to reduce any mismatch exposure resulting from the impact of unexpected customer prepayment levels.

Limits are set against EC metrics and breaches trigger mitigating actions to reduce exposure to appropriate levels. EC modelling is typically applied only to fixed rate products, with the majority of variable and administered rate portfolios not subject to an EC measure.

Advantages of EC are that it can calculate unexpected losses to an appropriate degree of confidence given the nature of the risks, and that it covers sources of loss beyond the scope of other models (one-year period for AEaR, only existing business being considered for EVE, etc). However, as with any statistical model, the choice of the distribution may drive under-prediction of very extreme events, i.e. the real distribution may be fat-tailed. To mitigate this, the Group continues to improve its models using long time series of historical data to capture extreme moves.

Value at Risk (VaR)

VaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period. For internal market risk management purposes, a historical simulation methodology is used with a two-year equally weighted historical period, at a 95% confidence level.

Daily VaR is used to measure residual interest and foreign exchange risks within certain banking book portfolios.

Quarterly scaled VaR is used to measure risk in the liquidity buffer investments. The calculation uses a two-year historical period, a 95% confidence level and is scaled from daily to quarterly by an approved constant factor.

Stress testing

All non-traded market risk positions are subject to the Group’s annual stress testing exercise, where scenarios based on adverse economic parameters are used to determine the potential on the balance sheet.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 349

Barclays’ approach to managing risks

Management of operational risk

The sources of operational risks, and how those risks are managed, are detailed in this section.

◾   The types of risks that are classified as operational risks are described on pages 351 and 352.

◾   Governance, management and measurement techniques are covered on pages 352 and 353.

350 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of operational risk

Operational risk

The risk of loss to the firm from inadequate or failed processes, systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

Overview

The management of operational risk has three key objectives:

◾	Deliver an operational risk capability owned and used by business leaders which is pragmatic, relevant, and enables business leaders to make sound risk decisions over the long term.

◾	Provide the frameworks, policies and tools to enable management to meet their risk management responsibilities while the Second line of defence provides robust, independent, and effective oversight and challenge.

◾	Deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with the Group’s strategy, the stated risk appetite, the client franchise, and other stakeholder needs.

The Group is committed to the management and measurement of operational risk and was granted a waiver by the FSA (now the PRA) to operate an Advanced Measurement Approach (AMA) for operational risk, which commenced in January 2008. The majority of the Group calculates regulatory capital requirements using AMA (94% of capital requirements), except for small parts of the organisation acquired since the original permission (6% of capital requirements) using the Basic Indicator Approach (BIA). The Group works to benchmark its internal operational risk management and measurement practices with peer banks.

The Group is committed to operating within a strong system of internal controls that enables business to be transacted and risk taken without exposing the Group to unacceptable potential losses or reputational damages. The Group has an overarching ERMF that sets out the approach to internal governance. The ERMF establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating authority and monitoring compliance.

Organisation and structure

Operational risk comprises a number of specific risks defined as follow:

◾	Data Management and Information Risk: The risk that Barclays information is not captured, retained, used or protected in accordance with its value and legal and regulatory requirements.

◾	Financial Reporting Risk: The risk of a material misstatement or omission within the Group’s external financial, regulatory reporting or internal management reporting.

◾	Fraud Risk: The risk of financial loss when an internal or external party acts dishonestly with the intent to obtain an undue benefit, cause a loss to, or to expose either the Group or its customers and clients to a risk of loss.

◾	Payments Process Risk: The risk of payments being processed inaccurately, with delays, without appropriate authentication and authorisation.

◾	People Risk: The risk that Barclays is exposed to by virtue of being an employer (excluding Health and Safety related risk).

◾	Premises and Security Risk: The risk of interruption to Barclays’ business due to the unavailability of premises and infrastructure as a result of intentional or accidental damage to premises and moveable assets, physical security breaches and safety and security incidents.

◾	Supplier Risk: The risk that is introduced to the firm or entity as a consequence of obtaining services or goods from another legal entity as a result of inadequate selection, inadequate exit and supplier management, resulting in operational, financial, or reputational risk to the bank, failure of services and / or negative customer impact.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 351

Barclays’ approach to managing risks

Management of operational risk

◾	Tax Risk: The risk of unexpected tax cost in relation to any tax for which Barclays is liable, or of reputational damage on tax matters with key stakeholders such as tax authorities, regulators, shareholders or the public. Tax cost includes tax, interest or penalties levied by a taxing authority.

◾	Technology Risk: The risk that comes about due to dependency on technological solutions and is defined as failure to develop, deploy and maintain technology solutions that are stable, reliable and deliver on the business need.

◾	Transaction Operations Risk: The risk of Customer/Client or Bank detriment due to unintentional error and/or failure in the end-to-end process of initiation, processing and fulfilment of an interaction between a Customer/Client and the Bank with an underlying financial instrument (e.g. mortgage, derivative product, trade product etc.) in consideration.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damages.

The Group also recognises that there are certain threats/risk drivers that are more thematic and have the potential to impact the bank’s strategic objectives. These are Enterprise Risk Themes which require an overarching and integrated management approach. These include:

◾	Cyber: The potential loss or detriment to Barclays caused by individuals or groups (threat actors) with the capabilities and intention to cause harm or to profit from attacks committed via network information systems against us, our suppliers, or customers/clients.

◾	Data: The Data Risk theme is aligned to the Data Strategy of the firm and encompasses the Data risks to the firm from multiple Risk Categories including Data Management, Data Architecture, Data Security & Protection, Data Resilience, Data Retention and Data Privacy

◾	Execution: The risk of failing to deliver and implement the agreed initiatives, priorities and business outcomes required to deliver the Group Strategy within agreed timelines.

◾	Resilience: Lack of resilience may threaten an organisation’s ability to survive and prosper in its commercial endeavours in the presence of adverse events, shocks and chronic or incremental changes.

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

The Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Management Framework and for overseeing the portfolio of operational risk across the Group.

Operational Risk Management (ORM) acts in a second line of defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays operational risk profile. ORM alerts management when risk levels exceed acceptable ranges or risk appetite in order to drive timely decision making and actions by the first line of defence. Through attendance at Business Risk Committee meetings, ORM provide specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered through the second line of defence review meetings. Depending on their nature, the outputs of these meetings are presented to the BRC or the BAC.

Operational risk framework

The Operational Risk Framework comprises a number of elements which allow the Group to manage and measure its operational risk profile and to calculate the amount of operational risk capital that the Group needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the Operational Risk Framework and supporting policies. This framework is implemented across the Group with all businesses required to implement and operate an Operational Risk Framework that meets, as a minimum, the requirements detailed in the operational risk policies.

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

The Operational Risk Framework includes the following elements:

Risk and control self-assessments

The Group identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place and assess whether the risks are being effectively managed. The businesses are then able to make decisions on what action, if any, is required to reduce the level of risk to the Group. These risk assessments are monitored on a regular basis to determine that each business continually understands the risks it faces.

Risk events

An operational risk event is any circumstance where, through the lack or failure of a control, the Group has actually, or could have, made a loss. The definition includes situations in which the Group could have made a loss, but in fact made a gain, as well as incidents resulting in reputational damage or regulatory impact only.

A standard threshold is used across the Group for reporting risk events and part of the analysis includes the identification of improvements to processes or controls, to reduce the recurrence and/or magnitude of risk events. For significant events, both financial and non-financial, this analysis includes the completion of a formal lessons learnt report.

The Group also maintains a record of external risk events which are publicly available and is a member of the Operational Riskdata eXchange (ORX), a not-for-profit association of international banks formed to share anonymous loss data information. This external loss information is used to support and inform risk identification, assessment and measurement.

352 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of operational risk

Operational risk appetite and tolerance

The Group’s approach to determining its operational risk appetite combines both quantitative measures and qualitative judgement, in order to best reflect the nature of non-financial risks.

The monitoring and tracking of operational risk measures is supplemented with qualitative review and discussion at senior management executive committees on the actions being taken to improve controls and reduce risk to an acceptable residual level.

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

Risk scenarios

Risk scenarios are a summary of the extreme potential risk exposure for each risk in each business and function, and include an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The risk scenario assessments are a key input to the calculation of regulatory and economic capital requirements (see following section on operational risk measurement). The assessment considers analysis of internal and external loss experience, key risk indicators, risk and control self-assessments and other risk information. The businesses and functions analyse potential extreme scenarios, considering the:

◾	circumstances and contributing factors that could lead to an extreme event

◾	potential financial and non-financial impacts (for example reputational damage)

◾	controls that seek to limit the likelihood of such an event occurring, and the mitigating actions that would be taken if the event were to occur (for example crisis management procedures, business continuity or disaster recovery plans).

Management may then conclude whether the potential risk is acceptable or whether changes in risk management control or business strategy are required.

The risk scenarios are regularly re-assessed, taking into account trends in risk factors such as mis-selling, conduct and financial crime risks.

Reporting

The ongoing monitoring and reporting of operational risk is a key component of the Operational Risk Framework. Reports and management information are used by the Operational Risk function and by business management to understand, monitor, manage and control operational risks and losses.

The operational risk profile is reviewed by senior management at the Businesses Risk Committee meetings as well as the second line of defence Operational Risk Review Forum and BRC, BAC and the Board.

Operational risk measurement

The Group assesses its Operational Risk Capital requirements using the Advanced Measurement Approach (AMA). The majority of the Group calculates regulatory capital requirements using AMA (94% of capital requirements), except for small parts of the organisation acquired since the original permission (6% of capital requirements) using the Basic Indicator Approach (BIA). The Group works to benchmark its internal operational risk management and measurement practices with peer banks and to drive the further development of advanced techniques.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 353

Barclays’ approach to managing risks

Management of model risk

The types of model risk, and how they are managed, are detailed in this section

◾ The types of risks that are classified as model risk are described on page 175.

◾ Governance, management and measurement techniques are covered on page 175.

354 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Since models are imperfect and incomplete representations of reality, they may be subject to errors affecting the accuracy of their output. Model errors can result in inappropriate business decisions being made, financial loss, regulatory risk, reputational risk and/or inadequate capital reporting. Models may also be misused, for instance applied to products that they were not intended for, or not adjusted, where fundamental changes to their environment would justify re-evaluating their core assumptions. Errors and misuse are the primary sources of model risk.

Robust model risk management is crucial to assessing and managing model risk within a defined risk appetite. Strong model risk culture, appropriate technology environment, and adequate focus on understanding and resolving model limitations are crucial components.

Organisation and structure

Barclays allocates substantial resources to identify and record models and their usage, document and monitor the performance of models, validate models and adequately address model limitations. Barclays manages model risk as an enterprise level risk similar to other Principal Risks.

Barclays has a dedicated Model Risk Management (MRM) function that consists of two main units: the Independent Validation Unit (IVU), responsible for model validation and approval, and Model Governance and Controls (MGC), covering model risk governance, controls and reporting, including ownership of model risk policy and the model inventory.

The model risk management framework consists of the model risk policy and standards. The policy prescribes group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, implementation, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, complexity and materiality, testing and monitoring, overlays, risk appetite, as well as vendor models and stress testing challenger models.

Barclays is continuously enhancing model risk management. The function reports to the Group CRO and operates a global framework. Implementation of best practice standards is a central objective of the Group. Model risk reporting flows to senior management as depicted below:

Roles and responsibilities

The key model risk management activities include:

◾	Correctly identifying models across all relevant areas of the firm, and recording models in the Group Models Database (GMD), the Group-wide model inventory. The heads of the relevant model ownership areas (typically, the Business Chief Risk Officers, Business Chief Executive Officers, the Treasurer, the Chief Financial Officer, etc.) annually attest to the completeness and accuracy of the model inventory. MGC undertakes regular conformance reviews on the model inventory.
◾	Enforcing that every model has a model owner who is accountable for the model. The model owner must sign off models prior to submission to IVU for validation. The model owner works with the relevant technical teams (model developers, implementation, monitoring, data services, regulatory) to maintain that the model presented to IVU is and remains fit for purpose.

◾	Overseeing that every model is subject to validation and approval by IVU, prior to being implemented and on a continual basis. While all models are reviewed and re-approved for continued use each year, the validation frequency and the level of review and challenge applied by IVU is tailored to the materiality and complexity of each model. Validation includes a review of the model assumptions, conceptual soundness, data, design, performance testing, compliance with external requirements if applicable, as well as any limitations, proposed remediation and overlays with supporting rationale. Material model changes are subject to prioritised validation and approval.

◾	Defining model risk appetite in terms of risk tolerance, and qualitative metrics which are used to track and report model risk.

◾	Maintaining specific standards that cover model risk management activities relating to stress testing challenger models, model overlays, vendor models, and model complexity

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 355

Barclays’ approach to managing risks

Management of conduct risk

This section provides an analysis of the management of conduct risk.

◾	Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or the Group and its employees because of inappropriate judgement in the execution of our business activities (see page 357).

356 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of conduct risk

Conduct risk

The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing positive customer and client outcomes, protecting market integrity and promoting effective competition. This includes taking reasonable steps to assure the Group’s culture and strategy are appropriately aligned to these goals, products and services are reasonably designed and delivered to meet the needs of customers and clients, as well as promoting the fair and orderly operation of the markets in which the Group does business and that the Group does not commit or facilitate money laundering, terrorist financing, bribery and corruption or breaches of economic sanctions.

Product Lifecycle, Culture and Strategy and Financial Crime are the risk categories under conduct risk.

Organisation and structure

The governance of conduct risk within Barclays is fulfilled through management Committees and forums operated by the First and Second Lines of Defence with clear escalation and reporting lines to the Board.

The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of conduct risk.

Roles and responsibilities

The Conduct Risk Management Framework (CRMF) comprises a number of elements that allow the Group to manage and measure its conduct risk profile.

Senior Managers have ownership within their areas for managing conduct risk. These individuals have a Statement of Responsibilities identifying the activities and areas for which they are accountable. The primary responsibility for managing conduct risk and compliance with control requirements sits with the business where the risk arises. The First Line Business Control Committees provide oversight of controls relating to conduct risk.

The Group Chief Compliance Officer is responsible for owning and maintaining an appropriate Group-wide CRMF for overseeing Group-wide conduct risk management. This includes defining and owning the relevant conduct risk policies and oversight of the implementation of controls to manage the risk.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward looking horizon scanning analysis as well as backward looking evidence-based indicators from both internal and external sources.

The Business Unit Risk Committees and the Financial Crime Business Oversight Committees are the primary Second Line governance forums for oversight of conduct risk profile and implementation of the CRMF. The responsibilities of the Business Unit Risk Committees include approval of the conduct risk tolerance and the business defined key indicators. Additional responsibilities include the identification and discussion of any emerging conduct risks exposures which have been identified.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 357

Barclays’ approach to managing risks

Management of reputation risk

This section provides an analysis of the management of reputation risk.

◾	Reputation risk is the risk of damage to the Barclays brand arising from association, action or inaction which is perceived by stakeholders to be inappropriate or unethical (see page 359).

358 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Organisation and structure

The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of reputation risk.

Roles and responsibilities

The Chief Compliance Officer is accountable for developing a reputation risk Framework and policies and that they are subject to limits, monitored, reported on and escalated, as required.

Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Reputation Risk Framework sets out what is required to manage reputation risk effectively and consistently across the bank.

The primary responsibility for identifying and managing reputation risk and adherence to the control requirements sits with the business and support functions where the risk arises.

Barclays International and Barclays UK are required to operate within established reputation risk appetite and their component businesses submit quarterly reports to the Group Reputation Management team, highlighting their most significant current and potential reputation risks and issues and how they are being managed. These reports are a key internal source of information for the quarterly reputation risk reports which are prepared for the GRC and RepCo.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 359

Barclays’ approach to managing risks

Management of legal risk

This section provides an analysis of the management of legal risk

◾	Legal risk is the risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements (see page 361).

360 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays’ approach to managing risks

Management of legal risk

Legal risk

The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

Overview

The Legal Risk Management Framework (LRMF) prescribes Group-wide requirements for the identification, escalation, measurement and management of legal risk, covering assessment, risk tolerance, key indicators and governance. The LRMF is supported by Group-wide legal risk policies and associated standards aligned to the following legal risks:

◾	Contractual Arrangements – the Group’s rights and remedies in its relationships with other parties not being enforceable as intended due to the absence of appropriate contractual documentation or defects therein.

◾	Litigation Management – failure to adequately manage litigation involving the Group.

◾	Intellectual Property (IP) – failure to protect the Group’s IP assets or the Group infringing valid IP rights of third parties.

◾	Competition/Anti-trust – failure to adequately manage competition/anti-trust issues or failure to manage relationships with competition/anti-trust authorities.

◾	Use of Law Firms – failure to control instruction of external law firms.

◾	Contact with Regulators – failure to manage interactions with regulators or failure to manage the receipt and handling of regulatory information from a regulatory or government agency appropriately.

The LRMF requires businesses and functions to integrate the management of legal risk within their strategic planning and business decision making, including adopting processes to identify legal risk exposures and managing adherence to the minimum control requirements.

In addition to legal risk detailed above, legal outcomes, including losses or the imposition of penalties, damages, fines and sanctions, may arise because of past and future actions, behaviours and business decisions aligned to the Principal Risk which gave rise to the outcome, including but not limited to conduct and operational risk. Details of current contentious legal matters in relation to the Group are set out in Note 29 on page 239 legal, competition and regulatory matters.

Organisation and structure

Business/function risk forums have oversight of their legal risk profile and implementation of the LRMF. The Legal Executive Committee oversees, challenges and monitors legal risk across the Group. The Group Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of risk. Escalation paths from this forum exist to the Board Risk Committee.

Roles and responsibilities

The primary responsibility for identifying and managing legal risk and adherence to the minimum control requirements sits with the businesses/functions where the risk resides.

On behalf of the businesses/functions, the aligned General Counsel or members of Legal senior management provide oversight and challenge of the legal risk profile, for example by undertaking legal risk tolerance assessments, and providing advice on legal risk management. Legal risk tolerance assessments include both quantitative and qualitative criteria such as:

◾	Risk and control self-assessment, lessons learned, testing and monitoring processes.

◾	Analysis of legal risk material control issues or weaknesses.

◾	Potential legal risks resulting from upcoming changes in the control environment, systems, or internal organisational structures.

◾	Potential implications on the Group of forthcoming changes in the external legal and regulatory environment and/or prevailing decisions from courts and enforcing authorities as they relate to defined legal risks.

The Group General Counsel supported by the Global Head of Legal Risk, Governance and Control is responsible for maintaining an appropriate LRMF and for overseeing Group-wide legal risk management.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 361

Additional information

Additional financial disclosure (unaudited)

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customer accounts.

Average for the year ended 31 December	2017 £m	2016 £m	2015 £m

Deposits from banks

UK	5,063	5,552	7,402

Europe	33,031	38,180	40,389

Americas	4,901	6,633	7,439

Asia	6,764	6,611	6,744

Africa	4,028	2,705	3,710

Total deposits from banks	53,787	59,681	65,684

Customer Accounts

UK	319,788	301,730	283,482

Europe	43,254	41,718	44,474

Americas	72,785	76,909	70,924

Asia	7,192	7,914	10,279

Africa	5,146	12,258	39,159

Customer Accounts	448,165	440,529	448,318

Deposits from banks in offices in the United Kingdom received from non-residents amounted to £30,548m (2016: £36,976m). The balances below are on a spot basis as at 31 December 2017, rather than the average basis per the tables included above.

Year ended 31 December	2017 £m	2016 £m	2015 £m

Customer Accounts	429,121	423,178	418,242

In offices in the United Kingdom:

Current and Demand Accounts

- interest free	93,573	85,296	73,987

Current and Demand Accounts

- interest bearing	39,641	37,200	33,467

Savings accounts	125,869	123,833	119,838

Other time deposits- retail	15,029	14,526	13,903

Other time deposits- wholesale	91,534	84,805	70,399

Total repayable in offices in the United Kingdom	365,646	345,660	311,594

In offices outside the United Kingdom:

Current and Demand Accounts

- interest free	7,328	9,722	12,777

Current and Demand Accounts

- interest bearing	5,407	5,986	26,891

Savings accounts	8,470	9,511	15,729

Other time deposits	42,269	52,299	51,251

Total repayable in offices outside the United Kingdom	63,474	77,518	106,648

Customer accounts deposits in offices in the United Kingdom received from non-residents amounted to £55,414m (2016: £51,161m).

Note

a Calculated based on month-end balances. The average balance differs to the average balance sheets as the latter excludes non-interest bearing settlement balances.

362 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper, negotiable certificates of deposit and repurchase agreements.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2017 £m	2016 £m	2015 £m

Year-end balance	37,723	48,214	47,080

Average balance[a,b]	49,938	59,681	65,684

Maximum balance[a]	56,348	66,404	84,270

Average interest rate during year	0.8%	0.4%	0.3%

Year-end interest rate	0.8%	0.4%	0.2%

Notes
a Calculated based on month-end balances.
b The average balance differs to the average balance sheet as the latter excludes non-interest bearing settlement balances.

Commercial paper
Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2017 £m	2016 £m	2015 £m

Year-end balance	7,981	8,132	6,689

Average balance[a]	8,375	7,711	9,192

Maximum balance[a]	9,056	8,471	13,407

Average interest rate during year	1.2%	0.8%	0.3%

Year-end interest rate	1.3%	1.0%	0.3%

Note
a Calculated based on month-end balances.

Negotiable certificates of deposit
Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than $100,000.

	2017 £m	2016 £m	2015 £m

Year-end balance	21,874	20,373	14,312

Average balance[a]	24,984	15,540	22,298

Maximum balance[a]	30,529	20,373	29,216

Average interest rate during year	0.7%	0.4%	1.0%

Year-end interest rate	0.8%	0.5%	1.0%

Note
a Calculated based on month-end balances.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 363

Additional information

Additional financial disclosure (unaudited)

Repurchase Agreements

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2017 £m	2016 £m	2015 £m

Year-end balance	40,338	19,760	25,035

Average balance[a]	37,446	24,966	114,933

Maximum balance[a]	43,451	28,057	167,343

Average interest rate during year	1.5%	0.8%	0.3%

Year-end interest rate	1.5%	0.7%	0.3%

Notes

a Calculated based on month-end balances.

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m

As at 31 December 2017

Guarantees and letters of credit pledged as collateral security	13,631	227	49	368	14,275

Performance guarantees, acceptances and endorsements	4,396	199	10	133	4,738

Documentary credits and other short-term trade related transactions	806	6	-	-	812

Standby facilities, credit lines and other commitments	314,364	90	259	48	314,761

As at 31 December 2016

Guarantees and letters of credit pledged as collateral security	14,498	403	25	377	15,303

Performance guarantees, acceptances and endorsements	4,400	140	64	32	4,636

Documentary credits and other short-term trade related transactions	1,005	-	-	-	1,005

Standby facilities, credit lines and other commitments	302,359	102	150	70	302,681

364 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Contractual obligations include debt securities, operating lease and purchase obligations.

Contractual obligations	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m

As at 31 December 2017

Long-term debt[a]	39,434	19,287	24,160	31,894	114,775

Operating lease obligations	334	522	343	1,337	2,536

Purchase obligations	292	272	90	82	736

Total	40,060	20,081	24,593	33,313	118,047

As at 31 December 2016

Long-term debt[a]	46,528	20,005	19,829	31,044	117,406

Operating lease obligations	364	547	450	1,520	2,881

Purchase obligations	342	206	122	127	797

Total	47,234	20,758	20,401	32,691	121,084

Notes

a Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.

Net cash flows from derivatives used to hedge long-term debt amount to £2.4bn (2016: £3.5bn).

Further information on the contractual maturity of the Group’s assets and liabilities is given in the Funding section of the Risk Review.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 365

Additional information

Additional financial disclosure (unaudited)

Securities

Securities at fair value

As at 31 December	2017 £m	2016 £m	2015 £m

Investment securities – Financial Investments

United Kingdom government	15,096	15,351	17,947

Other government	29,887	28,750	49,427

Other public bodies and US Agencies	474	1,635	5,462

Mortgage and asset backed securities	546	804	1,082

Corporate and other issuers	11,126	16,339	15,360

Debt securities	57,129	62,879	89,278

Equity securities	1,787	438	989

Investment securities – Financial Investments	58,916	63,317	90,267

Other securities – held for trading

United Kingdom government	4,380	4,793	4,020

Other government	20,603	15,134	19,503

Other public bodies and US Agencies	7,408	5,396	8,683

Mortgage and asset backed securities	1,974	1,568	2,927

Bank and building society certificates of deposit	21	23	559

Corporate and other issuers	16,814	11,875	9,884

Debt securities	51,200	38,789	45,576

Equity securities	59,338	38,329	29,055

Other securities – held for trading	110,538	77,118	74,631

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities.

Maturities and yield of Financial Investments

	Maturing with one year		Maturing one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
As at 31 December 2017	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Government	4,253	0.5%	17,412	0.9%	15,073	1.6%	8,244	2.8%	44,982	1.4%

Other public bodies and US Agencies	–	–	117	0.9%	–	–	357	1.4%	474	1.3%

Other issuers	1,398	1.2%	8,005	1.8%	1,999	1.5%	271	2.6%	11,673	1.7%

Total book value	5,651	0.7%	25,534	1.2%	17,072	1.5%	8,872	2.7%	57,129	1.5%

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2017 by the fair value of securities held at that date.

366 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Average balance sheet

Average balances are based upon monthly averages.

Assets		2017

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Loans and advances to banks	UK	84,327	365	4	369	0.4

Loans and advances to banks	Non-UK	103,539	504	-	504	0.5

Loans and advances to banks[a]	Total	187,866	869	4	873	0.5

Loans and advances to customers	UK	287,350	8,543	71	8,614	3.0

Loans and advances to customers	Non-UK	77,658	3,240	232	3,472	4.5

Loans and advances to customers[a]	Total	365,008	11,783	303	12,086	3.3

Financial investments	UK	54,218	651	-	651	1.2

Financial investments	Non-UK	4,316	103	-	103	2.4

Financial investments	Total	58,534	754	-	754	1.3

Reverse repurchase agreements	UK	2,832	51	20	71	2.5

Reverse repurchase agreements	Non-UK	14,507	30	374	404	2.8

Reverse repurchase agreements[b]	Total	17,339	81	394	475	2.7

Other interest income[c]		-	144	-	144	-

Total interest earning assets not at fair value through P&L		628,747	13,631	701	14,332	2.3

Less interest expense		-	(3,786)	(1,245)	(5,031)	-

Net interest		628,747	9,845	(544)	9,301	1.5

Interest earning assets at fair value through P&L	UK	81,639

Interest earning assets at fair value through P&L	Non-UK	87,253

Interest earning assets at fair value through P&L	Total	168,892

Total interest earning assets		797,639

Impairments		(4,700)

Non-interest earning assets		422,102

Total		1,215,041

Percentage of total average interest earning assets in offices outside the UK		36%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest income principally includes interest income relating to hedging activity.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 367

Additional information

Additional financial disclosure (unaudited)

Assets		2016

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Loans and advances to banks	UK	55,902	588	3	591	1.1

Loans and advances to banks	Non-UK	65,549	197	-	197	0.3

Loans and advances to banks[a]	Total	121,451	785	3	788	0.6

Loans and advances to customers	UK	290,751	9,665	136	9,801	3.4

Loans and advances to customers	Non-UK	92,044	3,293	89	3,382	3.7

Loans and advances to customers[a]	Total	382,795	12,958	225	13,183	3.4

Financial investments	UK	71,697	520	43	563	0.8

Financial investments	Non-UK	7,661	220	-	220	2.9

Financial investments	Total	79,358	740	43	783	1.0

Reverse repurchase agreements	UK	5,949	(7)	71	64	1.1

Reverse repurchase agreements	Non-UK	14,752	34	287	321	2.2

Reverse repurchase agreements[b]	Total	20,701	27	358	385	1.9

Other interest income[c]		-	31	-	31	-

Total interest earning assets not at fair value through P&L		604,305	14,541	629	15,170	2.5

Less interest expense		-	(4,004)	(214)	(4,218)	-

Net interest		604,305	10,537	415	10,952	1.8

Interest earning assets at fair value through P&L	UK	65,449

Interest earning assets at fair value through P&L	Non-UK	78,470

Interest earning assets at fair value through P&L	Total	143,919

Total interest earning assets		748,224

Impairments		(4,669)

Non-interest earning assets		550,299

Total		1,293,854

Percentage of total average interest earning assets in offices outside the UK		35%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously. Reverse repurchase and repurchase agreements including other similar lending and borrowing in certain businesses have been designated at fair value following a change in accounting treatment to better align to the way the business manages the portfolio’s risk and performance.
c	Other interest income principally includes interest income relating to hedging activity.

368 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Assets		2015

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Loans and advances to banks	UK	51,597	513	1	514	1.0

Loans and advances to banks	Non-UK	48,521	131	60	191	0.4

Loans and advances to banks[a]	Total	100,118	644	61	705	0.7

Loans and advances to customers	UK	283,191	9,686	84	9,770	3.4

Loans and advances to customers	Non-UK	120,252	2,825	3,420	6,245	5.2

Loans and advances to customers[a]	Total	403,443	12,511	3,504	16,015	4.0

Financial investments	UK	84,291	494	-	494	0.6

Financial investments	Non-UK	9,436	204	144	348	3.7

Financial investments	Total	93,727	698	144	842	0.9

Reverse repurchase agreements	UK	86,322	18	187	205	0.2

Reverse repurchase agreements	Non-UK	96,187	(239)	479	240	0.2

Reverse repurchase agreements[b]	Total	182,509	(221)	666	445	0.2

Other interest income[c]		-	321	-	321	-

Total interest earning assets not at fair value through P&L		779,797	13,953	4,375	18,328	2.4

Less interest expense		-	(3,345)	(2,371)	(5,716)	-

Net interest		779,797	10,608	2,004	12,612	1.6

Interest earning assets at fair value through P&L	UK	48,360

Interest earning assets at fair value through P&L	Non-UK	81,031

Interest earning assets at fair value through P&L	Total	129,391

Total interest earning assets		909,188

Impairments		(5,273)

Non-interest earning assets		526,448

Total		1,430,363

Percentage of total average interest earning assets in offices outside the UK		39%

Notes

a	Loans and advances to banks and customers include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
b	Average balances for reverse repurchase agreements and cash collateral on securities borrowed have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
c	Other interest income principally includes interest income relating to hedging activity.
d.	Net Interest Income from discontinued operations is included within Interest presented elsewhere.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 369

Additional information

Additional financial disclosure (unaudited)

Liabilities		2017

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Deposits by banks	UK	40,103	94	4	98	0.2

Deposits by banks	Non-UK	4,719	276	-	276	5.8

Deposits by banks	Total	44,822	370	4	374	0.8

Customer accounts	UK	258,667	740	17	757	0.3

Customer accounts	Non-UK	55,704	383	708	1,091	2.0

Customer accounts	Total	314,371	1,123	725	1,848	0.6

Debt securities in issue	UK	43,632	831	-	831	1.9

Debt securities in issue	Non-UK	34,819	84	-	84	0.2

Debt securities in issue	Total	78,451	915	-	915	1.2

Subordinated liabilities	UK	23,930	1,223	-	1,223	5.1

Subordinated liabilities	Non-UK	52	-	-	-	-

Subordinated liabilities	Total	23,982	1,223	-	1,223	5.1

Repurchase agreements	UK	22,015	22	202	224	1.0

Repurchase agreements	Non-UK	15,431	24	314	338	2.2

Repurchase agreements[a]	Total	37,446	46	516	562	1.5

Other interest expense[b]		-	109	-	109	-

Total interest bearing liabilities not at fair value through P&L		499,072	3,786	1,245	5,031	1.0

Interest bearing liabilities at fair value through P&L	UK	99,332

Interest bearing liabilities at fair value through P&L	Non-UK	81,565

Interest bearing liabilities at fair value through P&L	Total	180,897

Total interest bearing liabilities		679,969

Interest free customer deposits	UK	88,813

Interest free customer deposits	Non-UK	9,353

Interest free customer deposits	Total	98,166

Other non-interest bearing liabilities		372,021

Shareholders’ equity		64,885

Total		1,215,041

Percentage of total average interest bearing liabilities in offices outside the UK		28%

Notes
a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.
b	Other interest expense principally includes interest expense relating to hedging activity.

370 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Liabilities		2016

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Deposits by banks	UK	44,890	145	2	147	0.3

Deposits by banks	Non-UK	9,469	120	-	120	1.3

Deposits by banks	Total	54,359	265	2	267	0.5

Customer accounts	UK	251,738	400	(84)	316	0.1

Customer accounts	Non-UK	62,127	1,113	74	1,187	1.9

Customer accounts	Total	313,865	1,513	(10)	1,503	0.5

Debt securities in issue	UK	39,956	757	-	757	1.9

Debt securities in issue	Non-UK	25,712	232	-	232	0.9

Debt securities in issue	Total	65,668	989	-	989	1.5

Subordinated liabilities	UK	22,437	1,104	-	1,104	4.9

Subordinated liabilities	Non-UK	228	-	-	-	-

Subordinated liabilities	Total	22,665	1,104	-	1,104	4.9

Repurchase agreements	UK	13,736	116	110	226	1.6

Repurchase agreements	Non-UK	11,424	47	112	159	1.4

Repurchase agreements[a]	Total	25,160	163	222	385	1.5

Other interest expense[b]			(30)	-	(30)	-

Total interest bearing liabilities not at fair value through P&L		481,717	4,004	214	4,218	0.9

Interest bearing liabilities at fair value through P&L	UK	78,036

Interest bearing liabilities at fair value through P&L	Non-UK	69,976

Interest bearing liabilities at fair value through P&L	Total	148,012

Total interest bearing liabilities		629,729

Interest free customer deposits	UK	78,788

Interest free customer deposits	Non-UK	10,074

Interest free customer deposits	Total	88,862

Other non-interest bearing liabilities		510,767

Shareholders’ equity		64,496

Total		1,293,854

Percentage of total average interest bearing liabilities in offices outside the UK		28%

Notes
a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously. Reverse repurchase and repurchase agreements including other similar lending and borrowing in certain businesses have been designated at fair value following a change in accounting treatment to better align to the way the business manages the portfolio’s risk and performance.
b	Other interest expense principally includes interest expense relating to hedging activity.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 371

Additional information

Additional financial disclosure (unaudited)

Liabilities		2015

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Deposits by banks	UK	46,577	72	8	80	0.2

Deposits by banks	Non-UK	12,716	59	49	108	0.8

Deposits by banks	Total	59,293	131	57	188	0.3

Customer accounts	UK	237,723	2,185	28	2,213	0.9

Customer accounts	Non-UK	84,304	(781)	1,401	620	0.7

Customer accounts	Total	322,027	1,404	1,429	2,833	0.9

Debt securities in issue	UK	45,625	346	58	404	0.9

Debt securities in issue	Non-UK	35,507	205	431	636	1.8

Debt securities in issue	Total	81,132	551	489	1,040	1.3

Subordinated liabilities	UK	20,015	1,007	-	1,007	5.0

Subordinated liabilities	Non-UK	818	8	72	80	9.8

Subordinated liabilities	Total	20,833	1,015	72	1,087	5.2

Repurchase agreements	UK	94,660	-	232	232	0.2

Repurchase agreements	Non-UK	93,438	52	231	283	0.3

Repurchase agreements[a]	Total	188,098	52	463	515	0.3

Other interest expense[b]		-	192	(139)	53	-

Total interest bearing liabilities not at fair value through P&L		671,383	3,345	2,371	5,716	0.9

Interest bearing liabilities at fair value through P&L	UK	51,164

Interest bearing liabilities at fair value through P&L	Non-UK	63,779

Interest bearing liabilities at fair value through P&L	Total	114,943

Total interest bearing liabilities		786,326

Interest free customer deposits	UK	71,763

Interest free customer deposits	Non-UK	14,182

Interest free customer deposits	Total	85,945

Other non-interest bearing liabilities		490,992

Shareholders’ equity		67,100

Total		1,430,363

Percentage of total average interest bearing liabilities in offices outside the UK		37%

Notes

a	Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

b	Other interest expense principally includes interest expense relating to hedging activity.

c.	Net Interest Income from discontinued operations is included within Interest presented elsewhere.

372 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Interest income		2017/2016 Change due to increase/(decrease) in:			2016/2015 Change due to increase/(decrease) in:

		Total change	Volume	Rate	Total change	Volume	Rate

		£m	£m	£m	£m	£m	£m

Loans and advances to banks	UK	(222)	219	(441)	77	45	32

Loans and advances to banks	Non-UK	307	149	158	6	57	(51)

Loans and advances to banks	Total	85	368	(283)	83	102	(19)

Loans and advances to customers	UK	(1,187)	(113)	(1,074)	31	258	(227)

Loans and advances to customers	Non-UK	90	(577)	667	(2,863)	(1,274)	(1,589)

Loans and advances to customers	Total	(1,097)	(690)	(407)	(2,832)	(1,016)	(1,816)

Financial investments	UK	88	(160)	248	69	(82)	151

Financial investments	Non-UK	(117)	(84)	(33)	(128)	(59)	(69)

Financial investments	Total	(29)	(244)	215	(59)	(141)	82

Reverse repurchase agreements	UK	7	(46)	53	(141)	(332)	191

Reverse repurchase agreements	Non-UK	83	(5)	88	81	(358)	439

Reverse repurchase agreements	Total	90	(51)	141	(60)	(690)	630

Other interest income		113	-	113	(290)	-	(290)

Total interest receivable		(838)	(617)	(221)	(3,158)	(1,745)	(1,413)

Interest expense		2017/2016 Change due to increase/(decrease) in:			2016/2015 Change due to increase/(decrease) in:

		Total change	Volume	Rate	Total change	Volume	Rate

		£m	£m	£m	£m	£m	£m

Deposits by banks	UK	(49)	(14)	(35)	67	(1)	68

Deposits by banks	Non-UK	156	(87)	243	12	(31)	43

Deposits by banks	Total	107	(101)	208	79	(32)	111

Customer accounts	UK	441	9	432	(1,897)	124	(2,021)

Customer accounts	Non-UK	(96)	(125)	29	567	(201)	768

Customer accounts	Total	345	(116)	461	(1,330)	(77)	(1,253)

Debt securities in issue	UK	74	70	4	353	(56)	409

Debt securities in issue	Non-UK	(148)	63	(211)	(404)	(145)	(259)

Debt securities in issue	Total	(74)	133	(207)	(51)	(201)	150

Subordinated liabilities	UK	119	75	44	97	121	(24)

Subordinated liabilities	Non-UK	-	-	-	(80)	(33)	(47)

Subordinated liabilities	Total	119	75	44	17	88	(71)

Repurchase agreements	UK	(2)	104	(106)	(5)	(344)	339

Repurchase agreements	Non-UK	179	68	111	(124)	(423)	299

Repurchase agreements	Total	177	172	5	(129)	(767)	638

Other interest expense		139	-	139	(83)	-	(83)

Total interest payable		813	163	650	(1,497)	(989)	(508)

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 373

Additional information

Additional financial disclosure (unaudited)

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the credit risk management section.

A. Impairment

Movements in allowance for impairment by geography

	2017	2016	2015	2014	2013

	£m	£m	£m	£m	£m

Allowance for impairment as at 1 January	4,620	4,921	5,455	7,258	7,799

Acquisitions and disposals	(5)	(5)	-	13	(5)

Unwind of discount	(48)	(75)	(149)	(153)	(179)

Exchange and other adjustments	(240)	(736)	(617)	(1,047)	(260)

Amounts written off:

United Kingdom	(1,111)	(1,272)	(1,354)	(1,313)	(1,548)

Europe	(157)	(218)	(200)	(742)	(957)

Americas	(1,038)	(664)	(411)	(535)	(276)

Africa and Middle East	(9)	(20)	(300)	(423)	(534)

Asia	(14)	(19)	(12)	(24)	(28)

Recoveries:

United Kingdom	207	241	281	147	119

Europe	18	18	15	27	18

Americas	108	104	52	-	-

Africa and Middle East	1	1	52	46	63

Asia	-	1	-	1	1

New and increased impairment allowance:

United Kingdom	1,714	1,659	1,559	1,596	1,687

Europe	219	350	399	757	1,131

Americas	1,205	1,164	649	378	514

Africa and Middle East	44	73	438	449	566

Asia	5	13	11	50	31

Reversals of impairment allowance:

United Kingdom	(369)	(288)	(320)	(381)	(302)

Europe	(109)	(90)	(141)	(337)	(323)

Americas	(13)	(139)	(59)	(38)	(4)

Africa and Middle East	(21)	(29)	(22)	(45)	(45)

Asia	(21)	(5)	(5)	(8)	(9)

Recoveries:

United Kingdom	(207)	(241)	(281)	(147)	(119)

Europe	(18)	(18)	(15)	(27)	(18)

Americas	(108)	(104)	(52)	-	-

Africa and Middle East	(1)	(1)	(52)	(46)	(63)

Asia	-	(1)	-	(1)	(1)

Allowance for impairment as at 31 December	4,652	4,620	4,921	5,455	7,258

Average loans and advances for the year	552,874	504,246	503,561	505,122	525,995

374 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Analysis of impairment charges

As at 31 December	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m

Impairment charges:

United Kingdom	1,138	1,130	960	1,071	1,262

Europe	92	242	244	392	790

Americas	1,084	921	539	339	510

Africa and Middle East	22	43	7	9	(12)

Asia	(16)	7	6	41	21

Impairment on loans and advances	2,320	2,343	1,756	1,852	2,571

Impairment on available for sale assets	3	21	18	(31)	-

Impairment on reverse repurchase agreements	-	-	-	(5)	8

Impairment charges	2,323	2,364	1,774	1,816	2,579

Other credit provisions charge	13	9	(12)	5	17

Impairment charges	2,336	2,373	1,762	1,821	2,596

The industry classifications in the tables below have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charges on loans and advances by industry

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

United Kingdom:

Financial institutions	(42)	(1)	(4)	(9)	2

Manufacturing	(11)	39	(8)	1	44

Construction	10	7	10	8	23

Property	(10)	(13)	11	10	25

Energy and water	35	12	42	-	-

Wholesale and retail distribution and leisure	51	38	38	54	52

Business and other services	220	56	110	76	82

Home loans	31	(4)	27	28	38

Cards, unsecured and other personal lending	856	975	735	893	980

Other	(2)	20	(1)	10	16

Total United Kingdom	1,138	1,129	960	1,071	1,262

Overseas	1,182	1,214	796	781	1,309

Total Impairment charges	2,320	2,343	1,756	1,852	2,571

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 375

Additional information

Additional financial disclosure (unaudited)

Allowance for impairment by industry

	2017		2016		2015		2014		2013

As at 31 December	£m	%	£m	%	£m	%	£m	%	£m	%

United Kingdom:

Financial institutions	11	0.2	5	0.1	10	0.2	9	0.2	23	0.3

Manufacturing	34	0.7	60	1.3	30	0.6	32	0.6	84	1.2

Construction	37	0.8	35	0.8	32	0.7	33	0.6	45	0.6

Property	48	1.0	89	1.9	122	2.5	140	2.6	73	1.0

Government and central bank	1	-	-	-	-	-	-	-	18	0.2

Energy and water	108	2.3	114	2.5	90	1.8	-	-	1	-

Wholesale and retail distribution and leisure	186	4.0	143	3.1	124	2.5	137	2.5	124	1.7

Business and other services	482	10.4	252	5.5	238	4.8	205	3.8	202	2.8

Home loans	137	2.9	144	3.1	157	3.2	123	2.3	111	1.5

Cards, unsecured and other personal lending	1,671	35.9	1,653	35.8	1,652	33.6	1,912	35.1	2,228	30.7

Other	42	0.9	49	1.1	37	0.8	61	1.1	71	1.0

Total United Kingdom	2,757	59.3	2,544	55.1	2,492	50.6	2,652	48.6	2,980	41.1

Overseas	1,895	40.7	2,076	44.9	2,429	49.4	2,803	51.4	4,278	58.9

Total	4,652	100.0	4,620	100.0	4,921	100.0	5,455	100.0	7,258	100.0

Amounts written off and recovered by industry

	Amounts written off					Recoveries of amounts previously written off

	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom:

Financial institutions	2	2	3	1	13	47	1	8	11	1

Manufacturing	2	15	6	13	55	3	3	2	6	4

Construction	10	5	13	21	26	3	1	3	3	2

Property	22	18	24	19	34	1	11	13	17	1

Energy and water	32	-	-	-	1	-	2	2	-	-

Wholesale and retail distribution and leisure	23	25	94	48	78	8	5	17	13	4

Business and other services	105	52	65	59	138	9	10	15	10	19

Home loans	13	11	22	15	39	-	-	3	2	2

Cards, unsecured and other personal lending	897	1,134	1,113	994	1,127	132	206	214	81	82

Other	5	10	14	144	37	4	2	4	4	4

Total United Kingdom	1,111	1,272	1,354	1,314	1,548	207	241	281	147	119

Overseas	1,218	921	923	1,723	1,795	127	125	119	74	82

Total	2,329	2,193	2,277	3,037	3,343	334	366	400	221	201

Impairment ratios

	2017	2016	2015	2014	2013

	%	%	%	%	%

Impairment charges as a percentage of average loans and advances	0.42	0.46	0.42	0.44	0.58

Amounts written off (net of recoveries) as a percentage of average loans and advances	0.36	0.36	0.37	0.56	0.60

Allowance for impairment balance as a percentage of loans and advances as at 31 December	1.15	1.05	1.10	1.15	1.54

376 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

B. Potential credit risk loans

Credit Risk Loans Summary

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

Impaired loans	4,404	4,614	5,635	6,854	10,510

Accruing loans which are contractually overdue 90 days or more as to principal or interest	1,268	1,474	1,744	1,912	1,903

Impaired and restructured loans	322	403	438	723	885

Credit risk loans	5,994	6,491	7,817	9,489	13,298

Credit risk loans

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

Impaired loans:

United Kingdom	2,648	2,688	2,747	3,090	3,986

Europe	935	1,078	1,198	2,011	4,137

Americas	687	641	499	317	683

Africa and Middle East	89	140	1,106	1,353	1,626

Asia	45	67	85	83	78

Total	4,404	4,614	5,635	6,854	10,510

Accruing loans which are contractually overdue 90 days or more as to principal or interest:

United Kingdom	752	810	848	971	953

Europe	240	331	300	354	503

Americas	276	320	185	149	81

Africa and Middle East	-	13	411	437	364

Asia	-	-	-	1	2

Total	1,268	1,474	1,744	1,912	1,903

Impaired and restructured loans:

United Kingdom	179	217	286	559	734

Europe	5	6	33	31	13

Americas	138	180	117	90	81

Africa and Middle East	-	-	2	42	56

Asia	-	-	-	1	1

Total	322	403	438	723	885

Total credit risk loans:

United Kingdom	3,579	3,715	3,881	4,620	5,673

Europe	1,180	1,415	1,531	2,396	4,653

Americas	1,101	1,141	801	556	845

Africa and Middle East	89	153	1,519	1,832	2,046

Asia	45	67	85	85	81

Credit risk loans	5,994	6,491	7,817	9,489	13,298

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 377

Additional information

Additional financial disclosure (unaudited)

Potential problem loans

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

United Kingdom	945	1,302	983	942	1,112

Europe	124	209	158	208	285

Americas	328	599	487	146	99

Africa and Middle East	20	32	408	306	310

Asia	9	54	14	10	2

Potential problem loans	1,426	2,196	2,050	1,612	1,808

Interest foregone on credit risk loans

	2017	2016	2015

	£m	£m	£m
Interest income that would have been recognised under the original contractual terms
United Kingdom	87	91	139
Rest of the World	151	196	151
Total	238	287	290

Total impairment allowance coverage of potential credit risk loans

	2017	2016	2015	2014	2013

As at 31 December	%	%	%	%	%

United Kingdom	77.0	68.5	64.2	57.4	52.5

Europe	46.4	48.4	53.3	50.9	53.4

Americas	112.7	109.3	89.2	89.7	77.4

Africa and Middle East	93.3	58.2	55.3	54.7	52.7

Asia	51.1	82.1	70.3	96.5	72.8

Total coverage of credit risk lending	77.6	71.2	63.0	57.5	54.6

Total impairment allowance coverage of potential credit risk loans

	2017	2016	2015	2014	2013

As at 31 December	%	%	%	%	%

United Kingdom	60.9	50.7	51.2	48.7	43.9

Europe	42.0	42.2	48.3	46.9	50.3

Americas	86.8	71.7	55.5	71.1	69.3

Africa and Middle East	76.1	48.1	43.6	46.9	45.8

Asia	42.6	45.5	60.4	86.3	71.1

Total coverage of potential credit risk lending	62.7	53.2	49.9	49.7	48.0

378 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

C. Maturity analysis of loans and advances

Maturity analysis of loans and advances to customers

	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total

As at 31 December 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom

Corporate lending	2,699	19,776	1,858	3,274	26,251	12,797	4,860	13,253	84,768

Other lending to customers in the United Kingdom	3,441	3,528	2,500	5,051	18,048	15,847	35,346	87,930	171,691

Total United Kingdom	6,140	23,304	4,358	8,325	44,299	28,644	40,206	101,183	256,459

Europe	4,349	16,863	1,107	1,548	6,590	3,313	2,622	3,843	40,235

Americas	2,514	25,624	2,502	3,870	10,712	7,236	5,652	6,377	64,487

Africa and Middle East	166	962	157	127	730	274	102	106	2,624

Asia	73	4,281	484	626	433	274	95	133	6,399

Total loans and advances to customers	13,242	71,034	8,608	14,496	62,764	39,741	48,677	111,642	370,204

As at 31 December 2016

United Kingdom

Corporate lending	14,810	20,056	1,127	2,929	14,917	14,123	4,478	13,626	86,066

Other lending to customers in the United Kingdom	3,544	3,768	2,489	5,181	19,484	16,020	34,367	85,377	170,230

Total United Kingdom	18,354	23,824	3,616	8,110	34,401	30,143	38,845	99,003	256,296

Europe	5,295	21,497	1,076	1,948	5,618	4,917	2,870	4,515	47,736

Americas	3,442	35,518	2,330	4,781	13,982	8,822	6,646	6,771	82,292

Africa and Middle East	210	861	200	307	578	870	93	59	3,178

Asia	895	4,482	454	764	912	307	74	14	7,902

Total loans and advances to customers	28,196	86,182	7,676	15,910	55,491	45,059	48,528	110,362	397,404

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 379

Additional information

Additional financial disclosure (unaudited)

Maturity analysis of loans and advances to banks

	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total

As at 31 December 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom	339	9,093	778	9	7	-	-	25	10,251

Europe	673	10,951	11	-	132	-	-	80	11,847

Americas	1,195	6,579	70	93	94	-	-	13	8,044

Africa and Middle East	243	1,232	15	99	107	-	-	18	1,714

Asia	989	2,372	382	1	-	11	-	52	3,807

Total loans and advances to banks	3,439	30,227	1,256	202	340	11	-	188	35,663

As at 31 December 2016

United Kingdom	270	5,624	1,485	34	45	-	-	-	7,458

Europe	1,178	11,398	12	25	61	-	-	-	12,674

Americas	1,887	14,329	136	211	313	18	-	-	16,894

Africa and Middle East	224	772	305	331	146	-	-	-	1,778

Asia	1,299	2,224	815	12	83	1	13	-	4,447

Total loans and advances to banks	4,858	34,347	2,753	613	648	19	13	-	43,251

380 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

D. Industrial and Geographical Concentrations of Loans and Advances

Loans and advances to customers by industry

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	74,942	91,826	80,785	103,503	103,703

Manufacturing	9,316	12,470	12,444	11,849	10,632

Construction	3,288	3,525	3,798	3,767	4,245

Property	20,524	20,856	20,019	19,544	20,844

Government and central bank	9,434	12,029	5,942	7,127	4,999

Energy and water	6,229	7,565	7,874	8,557	7,547

Wholesale and retail distribution and leisure	12,680	13,143	14,034	13,635	13,288

Business and other services	21,001	22,135	26,092	22,803	20,663

Home loans	147,460	145,184	156,384	167,520	180,295

Cards, unsecured loans and other personal lending	57,245	59,851	63,217	58,914	55,806

Other	8,085	8,820	13,549	16,003	19,463

Loans and advances to customers	370,204	397,404	404,138	433,222	441,485

Loans and advances to customers in the UK

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	20,055	22,214	18,530	23,728	22,101

Manufacturing	6,234	6,816	5,735	6,274	5,411

Construction	3,029	3,254	3,164	2,957	3,195

Property	18,243	18,145	15,556	15,053	15,096

Government and central bank	7,292	6,654	512	276	819

Energy and water	2,669	2,348	1,922	2,096	1,715

Wholesale and retail distribution and leisure	10,623	10,586	10,382	9,997	9,734

Business and other services	16,391	16,427	16,314	13,944	13,052

Home loans	134,820	131,945	132,324	132,864	129,703

Cards, unsecured loans and other personal lending	30,786	31,260	30,452	28,061	30,396

Other	6,317	6,647	6,687	8,944	8,444

Loans and advances to customers in the UK	256,459	256,296	241,578	244,194	239,666

Loans and advances to customers in Europe

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	16,374	19,803	16,918	22,126	17,791

Manufacturing	1,399	2,613	2,352	1,641	2,051

Construction	80	30	68	193	625

Property	761	1,047	796	1,175	2,652

Government and central bank	1,635	3,545	3,415	3,759	1,583

Energy and water	1,012	1,497	1,280	2,612	3,119

Wholesale and retail distribution and leisure	871	944	711	1,105	1,524

Business and other services	1,216	1,170	3,355	1,878	2,882

Home loans	11,578	12,189	12,503	19,933	35,110

Cards, unsecured loans and other personal lending	4,483	4,283	5,047	5,226	7,146

Other	826	615	1,743	1,589	2,014

Loans and advances to customers in Europe	40,235	47,736	48,188	61,237	76,497

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 381

Additional information

Additional financial disclosure (unaudited)

Loans and advances to customers in the Americas

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	33,455	45,193	39,798	49,171	49,457

Manufacturing	1,275	2,516	1,562	1,458	1,308

Construction	147	204	120	119	19

Property	1,289	1,472	1,720	1,542	944

Government and central bank	14	125	3	320	371

Energy and water	2,004	2,720	2,914	2,487	1,496

Wholesale and retail distribution and leisure	666	985	934	490	473

Business and other services	3,047	3,904	3,363	3,262	2,227

Home loans	567	595	624	770	783

Cards, unsecured loans and other personal lending	21,486	23,700	18,140	15,666	12,936

Other	537	878	1,350	1,775	1,301

Loans and advances to customers in the Americas	64,487	82,292	70,528	77,060	71,315

Loans and advances to customers in Africa and Middle East

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	790	427	1,860	4,169	6,298

Manufacturing	17	60	2,320	1,856	1,229

Construction	-	2	363	403	379

Property	153	96	1,780	1,579	2,029

Government and central bank	239	483	613	997	1,090

Energy and water	260	494	1,025	645	739

Wholesale and retail distribution and leisure	219	328	1,837	1,831	1,378

Business and other services	65	237	2,685	3,358	2,058

Home loans	378	357	10,689	13,591	14,347

Cards, unsecured loans and other personal lending	406	494	8,081	8,605	4,043

Other	97	200	3,047	3,210	7,073

Loans and advances to customers in Africa and Middle East	2,624	3,178	34,300	40,244	40,663

Loans and advances to customers in Asia

	2017	2016	2015	2014	2013

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	4,268	4,189	3,679	4,309	8,056

Manufacturing	391	465	475	620	633

Construction	32	35	83	95	27

Property	78	96	167	195	123

Government and central bank	254	1,222	1,399	1,775	1,136

Energy and water	284	506	733	717	478

Wholesale and retail distribution and leisure	301	300	170	212	179

Business and other services	282	397	375	361	444

Home loans	117	98	244	362	352

Cards, unsecured loans and other personal lending	84	114	1,497	1,356	1,285

Other	308	480	722	485	631

Loans and advances to customers in Asia	6,399	7,902	9,544	10,487	13,344

382 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Interest rate sensitivity of loans and advances

		2017			2016

	Fixed rate[a]	Variable rate	Total	Fixed rate[a]	Variable rate	Total

As at 31 December	£m	£m	£m	£m	£m	£m

Banks	15,282	20,381	35,663	14,047	29,204	43,251

Customers	126,009	244,195	370,204	124,995	272,409	397,404

Notes

a	Fixed rate includes settlement balances and other non-interest bearing loans.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 383

Additional information

Additional financial disclosure (unaudited)

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets

	As % of	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sectors

	assets	£m	£m	£m	£m

As at 31 December 2017[a]

United States	12.8	137,943	10,054	10,294	117,595

Germany	2.4	24,319	9,618	9,958	4,743

France	4.3	41,740	26,046	4,937	10,757

Cayman Islands	2.2	16,408	-	-	16,408

Switzerland	1.0	11,683	547	9,442	1,694

Netherlands	0.8	7,154	26	1,825	5,303

Spain	0.8	7,961	5,059	1,603	1,299

Hong Kong	0.9	9,931	465	24	9,442

As at 31 December 2016[a],b

United States	7.9	96,802	11,749	10,149	74,904

Germany	1.6	18,044	10,204	4,685	3,155

France	2.9	33,098	20,584	4,182	8,332

Cayman Islands	2.1	16,312	28	2	16,282

Switzerland	0.8	10,168	652	7,533	1,983

As at 31 December 2015[a],b

United States	7.0	78,117	11,648	18,422	48,047

Germany	1.7	19,541	11,031	5,916	2,594

France	2.1	23,227	11,089	7,694	4,444

Netherlands	1.0	10,709	1,209	3,208	6,292

Cayman Islands	1.0	11,388	78	1	11,309

Switzerland	0.8	9,336	1,452	6,642	1,242

Note

a	Figures are net of short securities.
b	Prior year numbers have been restated.

Off-Balance Sheet and other Credit Exposures

	2017	2016	2015

As at 31 December	£m	£m	£m

Off-balance sheet exposures

Contingent liabilities	19,012	19,939	20,621

Commitments	315,573	303,686	282,307

On-balance sheet exposures

Trading portfolio assets	113,760	80,240	77,348

Financial assets designated at fair value	116,281	78,608	76,830

Derivative financial instruments	237,669	346,626	327,709

Financial investments	58,916	63,318	90,267

384 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Notional principal amounts of credit derivatives

	2017	2016	2015

As at 31 December	£m	£m	£m

Credit derivatives held or issued for trading purposes[a]	715,001	947,800	948,646

Note

a	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Additional Related Parties disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2017: 30 persons, 2016: 32 persons, 2015: 32 persons) for the year ended 31st December 2017 amounted to £88.7m (2016: £71.0m, 2015: £52.2m). In addition, the aggregate amount set aside for the year ended 31st December 2017, to provide pension benefits for the Directors and Officers amounted to £0.1m (2016:£ 0.2m 2015: £0.3m).

Ratio of earnings to fixed charges – Barclays Plc

	2017	2016	2015	2014	2013

	(In £m except for ratios)

Fixed charges

Interest expense	3,786	4,004	3,345	4,108	4,904

Rental expense	138	208	157	207	221

Total Fixed charges	3,924	4,212	3,502	4,315	5,125

Earnings

Income before taxes and non-controlling interests	3,541	3,230	1,146	1,313	1,879

Less: unremitted pre-tax income of associated companies and joint ventures	(68)	(53)	(26)	(34)	102

Total earnings excluding fixed charges	3,473	3,177	1,120	1,279	1,981

Fixed charges	3,924	4,212	3,502	4,315	5,125

Total earnings including fixed charges	7,397	7,389	4,622	5,594	7,106

Ratio of earnings to fixed charges	1.89	1.75	1.32	1.30	1.39

Ratio of earnings to fixed charges and preference shares – Barclays Plc

	2017	2016	2015	2014	2013

	(In £m except for ratios)

Fixed charges, preference share dividends and similar appropriations

Interest expense	3,786	4,004	3,345	4,108	4,904

Rental expense	138	208	157	207	221

Fixed charges	3,924	4,212	3,502	4,315	5,125

Preference share dividends and similar appropriations	245	343	345	443	412

Total fixed charges	4,169	4,555	3,847	4,758	5,537

Earnings

Income before taxes and non-controlling interests	3,541	3,230	1,146	1,313	1,879

Less: unremitted pre-tax income of associated companies and joint ventures	(68)	(53)	(26)	(34)	102

Total earnings excluding fixed charges	3,473	3,177	1,120	1,279	1,981

Fixed charges	4,169	4,555	3,847	4,758	5,537

Total earnings including fixed charges	7,642	7,732	4,967	6,037	7,518

Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.83	1.70	1.29	1.27	1.36

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 385

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors

Barclays Bank PLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Barclays Bank PLC and subsidiaries (the “Company”) as of 31 December 2017, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended, and the related notes and specific disclosures described in the financial statements as being part of the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

London, United Kingdom

21 February 2018

386 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC

In our opinion, the consolidated balance sheet as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016, present fairly, in all material respects, the financial position of Barclays Bank PLC (the “Bank”) and its subsidiaries at December 31 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

22 February 2017

Note that the report set out above is included for the purposes of Barclays Bank PLC’s Annual Report on Form 20-F for 2017 only and does not form part of Barclays Bank PLC’s Annual Report and Accounts for 2017.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 387

Barclays Bank PLC

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

In line with the Financial Reporting Council’s guidance on Clear and Concise reporting, Barclays has focused reporting on material items and sought to reorganise information to aid users understanding.

It is Barclays view that best in class disclosures will continue to evolve in light of ongoing market and stakeholder engagement with the banking sector. Barclays are committed to engaging with a published Code for Financial Reporting Disclosure (the Code). The Code sets out five disclosure principles together with supporting guidance which states that UK banks will:

•	Provide high quality, meaningful and decision-useful disclosures;
•	Review and enhance their financial instrument disclosures for key areas of interest;
•	Assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance;
•	Seek to enhance the comparability of financial statement disclosures across the UK banking sector; and
•	Clearly differentiate in their annual reports between information that is audited and information that is unaudited.

British Bankers’ Association (BBA) Code for Financial Reporting Disclosure

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2017 Annual Report and Accounts in compliance with the Code.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 188 to 271 along with the accounts of Barclays PLC itself on pages 193 to 194. The accounting policies on pages 195 to 200 and the Notes commencing on page 201 apply equally to both sets of accounts unless otherwise stated.

The financial statements have been prepared on going concern basis, in accordance with The Companies Act 2006 as applicable to companies using IFRS.

Capital Requirements Country-by Country Reporting

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013. The legislation requires Barclays PLC to publish additional information in respect of the year ended 31 December 2017. This information is available on the Barclays’s website: barclays.com/citizenship/reports-and-publications/country-snapshot.html

388 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays Bank PLC

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same except for the following differences: the holding company, Barclays PLC, certain hedging activity and following a restructure in November 2016, the Group Service Company transferring from Barclays Bank PLC to Barclays PLC.

Differences between Barclays PLC and Barclays Bank PLC results can be summarised as follows:

◾	Balance Sheet Asset size – Barclays PLC £1,133,248m, Barclays Bank PLC £1,129,343m
◾	Income Statement Profit before tax – Barclays PLC £3,541m, Barclays Bank PLC £3,166m

The differences occur primarily due to the following reasons:

◾ Funding structures

◾ Cash flow hedging

◾ Group Service Company

More detail regarding the main differences is described on the page below.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 389

Barclays Bank PLC

Funding structures

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Preference shares	-	5,827

Other shareholders’ equity	-	272

Non-controlling interests (NCI)	2,111	1

Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and where still outstanding are presented as non-controlling interests in the financial statements of Barclays PLC Group.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Treasury shares	(28)	–

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Capital Redemption Reserve (CRR)	394	51

Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Derivative financial instruments	237,669	237,987

Loans and advances to banks	35,663	36,209

Subordinated liabilities	(23,826)	(24,193)

Barclays Bank PLC has in issue two series of contingent capital notes (CCNs). These both pay interest and principal to the holder unless the consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

◾	In the case of the 7.625% CCN issuance, the cancellation is effected by an automatic legal transfer of title from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.
◾	In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

390 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays Bank PLC data

Cash flow hedging

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Income Statement

Net interest income	9,845	9,748

Tax	(2,240)	(2,125)

Equity

Cash flow hedging reserve	1,161	184

Barclays PLC cash flow hedging reserve is larger than Barclays Bank PLC, as Barclays Bank PLC is no longer exposed to the same variable rate cash flows. This is as a direct result of anticipated bank ring fencing and transfer of assets to an entity which is not expected to be consolidated by Barclays Bank PLC (although is expected to be consolidated by Barclays PLC). There is also a difference in the income statement due to variance in income and tax due to cash flow hedging not included in Barclays Bank PLC.

Group Service Company

The ownership of the Group service company was transferred in November 2016 contributing to the following key differences between Barclays PLC and Barclays Bank PLC.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Staff Costs	(8,560)	(6,445)

Infrastructure costs	(2,949)	(2,068)

Administration and general expenses	(3,247)	(6,476)

Employees within the Group Service Company were reallocated from Barclays Bank PLC as part of the restructure. Therefore these staff costs are only shown in Barclays PLC. The Group Service Company recharges costs to Barclays Bank PLC leading to higher expenses. These are eliminated on consolidation in Barclays PLC.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Goodwill and intangibles	7,849	4,885

Property, plant and equipment	2,572	1,519

Customer accounts	(429,121)	(429,426)

Debt securities in issues	(73,314)	(69,386)

Provisions	(3,543)	(3,302)

The difference is driven by Group Service Company balances reflected in Barclays PLC only, or in the case of customer accounts, intercompany balances between the Group Service Company and Barclays Bank PLC, which eliminate on consolidation in Barclays PLC.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 391

Barclays Bank PLC data Consolidated income statement

For the year ended 31 December	Notes	2017 £m	2016 £m	2015 £m

Continuing operations

Interest income	a	13,631	14,423	13,947

Interest expense	a	(3,883)	(2,966)	(2,584)

Net interest income		9,748	11,457	11,363

Fee and commission income	b	8,775	8,625	8,494

Fee and commission expense	b	(1,901)	(1,789)	(1,611)

Net fee and commission income		6,874	6,836	6,883

Net trading income	c	3,387	2,795	3,430

Net investment income	d	859	1,324	1,097

Other income		69	57	35

Total income		20,937	22,469	22,808

Credit impairment charges and other credit provisions	7	(2,336)	(2,373)	(1,762)

Net operating income		18,601	20,096	21,046

Staff costs	8	(6,445)	(9,211)	(8,853)

Infrastructure costs	e	(2,068)	(2,937)	(2,691)

Administration and general expenses	e	(6,476)	(3,200)	(2,983)

Provisions for UK customer redress	27	(700)	(1,000)	(2,772)

Provision for ongoing investigations and litigation including Foreign Exchange	27	-	-	(1,237)

Operating expenses		(15,689)	(16,348)	(18,536)

Share of post-tax results of associates and joint ventures		70	70	41

Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	184	565	(637)

Profit before tax		3,166	4,383	1,914

Tax	f	(2,125)	(1,245)	(1,302)

Profit after tax from continuing operations		1,041	3,138	612

(Loss)/profit after tax from discontinued operations		(2,195)	591	626

(Loss)/profit after tax		(1,154)	3,729	1,238

Attributable to:

Equity holders of the parent		(1,937)	2,867	566

Other equity holders	l	639	457	345

Total equity holders of the parent		(1,298)	3,324	911

Non-controlling interests in respect of continuing operations		4	3	3

Non-controlling interests in respect of discontinued operations		140	402	324

(Loss)/profit after tax		(1,154)	3,729	1,238

The note numbers refer to the notes on pages 195 to 271, whereas the note letters refer to Barclays Bank PLC supplementary notes on pages 400 to 408.

Where there are differences between Barclays PLC and Barclays Bank PLC, these are set out on pages 390 and 391. Barclays Bank PLC supplementary notes provide additional detail.

392 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays Bank PLC data Consolidated statement of comprehensive income

For the year ended 31 December	2017 £m	2016 £m	2015 £m

(Loss)/profit after tax	(1,154)	3,729	1,238

Profit after tax in respect of continuing operations	1,041	3,138	612

(Loss)/profit after tax in respect of discontinued operations	(2,195)	591	626

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:

Currency translation reserve[a]

- Currency translation differences	(1,310)	3,027	748

Available for sale reserve[a]

- Net gains from changes in fair value	404	2,178	60

- Net (gains) transferred to net profit on disposal	(294)	(912)	(377)

- Net losses transferred to net profit due to impairment	3	20	17

- Net losses/(gains) transferred to net profit due to fair value hedging	283	(1,677)	(148)

- Changes in insurance liabilities	60	53	86

- Tax	(27)	(18)	132

Cash flow hedging reserve[a]

- Net (losses)/gains from changes in fair value	(428)	689	(990)

- Net (gains) transferred to net profit	(602)	(431)	(276)

- Tax	256	(59)	221

Other	(7)	47	19

Other comprehensive (loss)/income that may be recycled to profit and loss from continuing operations	(1,662)	2,917	(508)

Other comprehensive income/ (loss) not recycled to profit and loss from continuing operations:

Retirement benefit remeasurements	115	(1,309)	1,179

Own credit	(7)	-	-

Tax	(66)	329	(260)

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations	42	(980)	919

Other comprehensive (loss)/ income for the year from continuing operations	(1,620)	1,937	411

Other comprehensive income for the year from discontinued operations	1,301	1,520	(1,346)

Total comprehensive (loss)/income for the year, net of tax from continuing operations	(579)	5,075	1,023

Total comprehensive (loss)/income for the year, net of tax from discontinued operations	(894)	2,111	(720)

Total comprehensive (loss)/income for the year	(1,473)	7,186	303

Attributable to:

Equity holders of the parent	(1,585)	5,947	457

Non-controlling interests	112	1,239	(154)

	(1,473)	7,186	303

Notes

a	For further details refer to Note m.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 393

Barclays Bank PLC data Consolidated balance sheet

As at 31 December	Notes	2017 £m	2016 £m	2015 £m

Assets

Cash and balances at central banks		171,036	102,328	49,711

Items in the course of collection from other banks		2,153	1,467	1,011

Trading portfolio assets	g	113,755	80,255	77,398

Financial assets designated at fair value	14	116,282	78,608	76,830

Derivative financial instruments	j	237,987	346,820	327,870

Financial investments	h	58,963	63,365	90,304

Loans and advances to banks	i	36,209	43,634	41,829

Loans and advances to customers	i	365,553	392,783	399,217

Reverse repurchase agreements and other similar secured lending	22	12,546	13,454	28,187

Prepayments, accrued income and other assets		1,850	4,011	3,027

Investments in associates and joint ventures	38	718	684	573

Property, plant and equipment	22	1,519	2,466	3,468

Goodwill and intangible assets	23	4,885	7,348	8,222

Current tax assets	f	376	501	385

Deferred tax assets	10	3,352	4,763	4,495

Retirement benefit assets	35	966	14	836

Assets included in disposal groups classified as held for sale	43	1,193	71,454	7,364

Total assets		1,129,343	1,213,955	1,120,727

Liabilities

Deposits from banks		37,906	48,214	47,080

Items in the course of collection due to other banks		446	636	1,013

Customer accounts		429,426	424,703	418,307

Repurchase agreements and other similar secured borrowing	22	40,338	19,760	25,035

Trading portfolio liabilities	13	37,352	34,687	33,967

Financial liabilities designated at fair value	17	173,718	96,032	91,745

Derivative financial instruments	j	238,345	340,487	324,252

Debt securities in issue		69,386	75,369	69,150

Subordinated liabilities	30	24,193	23,871	21,955

Accruals, deferred income and other liabilities	26	8,416	8,951	10,612

Provisions	27	3,302	3,909	4,142

Current tax liabilities	f	494	708	930

Deferred tax liabilities		-	4	100

Retirement benefit liabilities	35	287	377	423

Liabilities included in disposal groups classified as held for sale	43	-	65,292	5,997

Total liabilities		1,063,609	1,143,000	1,054,708

Equity

Called up share capital and share premium	31	14,453	14,462	14,472

Other equity instruments	31	8,982	6,486	5,350

Other reserves	32	3,808	4,295	933

Retained earnings		38,490	42,190	43,350

Total equity excluding non-controlling interests		65,733	67,433	64,105

Non-controlling interests	n	1	3,522	1,914

Total equity		65,734	70,955	66,019

Total liabilities and equity		1,129,343	1,213,955	1,120,727

The note numbers refer to the notes on pages 195 to 271, whereas the note letters refer to those on pages 400 to 408.

These financial statements have been approved for issue by the Board of Directors on 21 February 2018.

394 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays Bank PLC data Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a], b £m	Own credit reserve[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m

Balance as at 31 December 2016	14,462	6,486	(22)	954	3,054	309	-	42,190	67,433	3,522	70,955

Effects of change in accounting policies	-	-	-	-	-	-	(175)	175	-	-	-

Balance at 1 January 2017	14,462	6,486	(22)	954	3,054	309	(175)	42,365	67,433	3,522	70,955

Profit after tax	-	639	-	-	-	-	-	398	1,037	4	1,041
Currency translation movements	-	-	-	-	(1,309)	-	-	-	(1,309)	(1)	(1,310)

Available for sale investments	-	-	429	-	-	-	-	-	429	-	429

Cash flow hedges	-	-	-	(774)	-	-	-	-	(774)	-	(774)

Pension remeasurement	-	-	-	-	-	-	-	53	53	-	53

Own credit reserve	-	-	-	-	-	-	(11)	-	(11)	-	(11)

Other	-	-	-	-	-	-	-	(7)	(7)	-	(7)

Total comprehensive income net of tax from continuing operations	-	639	429	(774)	(1,309)	-	(11)	444	(582)	3	(579)

Total comprehensive income net of tax from discontinued operations	-	-	(11)	4	1,339	-	-	(2,335)	(1,003)	109	(894)

Total comprehensive income for the year	-	639	418	(770)	30	-	(11)	(1,891)	(1,585)	112	(1,473)

Issue and exchange of other equity instruments	-	2,496	-	-	-	-	-	-	2,496	-	2,496
Other equity instruments coupons paid	-	(639)	-	-	-	-	-	174	(465)	-	(465)

Redemption of preference shares	(9)	-	-	-	-	14	-	(1,343)	(1,338)	-	(1,338)

Equity settled share schemes	-	-	-	-	-	-	-	550	550	-	550
Vesting of Barclays PLC shares under employee share-based payment schemes	-	-	-	-	-	-	-	(78)	(78)	-	(78)

Dividends on ordinary shares	-	-	-	-	-	-	-	(674)	(674)	(173)	(847)
Dividends on preference shares and other shareholders equity	-	-	-	-	-	-	-	(242)	(242)	-	(242)
Net equity impact of BAGL disposal	-	-	-	-	-	-	-	(359)	(359)	(3,462)	(3,821)

Other reserve movements	-	-	-	-	-	-	7	(12)	(5)	2	(3)

Balance at 31st December 2017	14,453	8,982	396	184	3,084	323	(179)	38,490	65,733	1	65,734

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 395

Barclays Bank PLC data

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a], b £m	Own credit reserve[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2016	14,472	5,350	338	709	(623)	509	-	43,350	64,105	1,914	66,019

Continuing Operations

Profit after tax	-	457	-	-	-	-	-	2,678	3,135	3	3,138
Currency translation movements	-	-	-	-	3,025	-	-	-	3,025	2	3,027

Available for sale investments	-	-	(356)	-	-	-	-	-	(356)	-	(356)

Cash flow hedges	-	-	-	199	-	-	-	-	199	-	199

Pension remeasurement	-	-	-	-	-	-	-	(980)	(980)	-	(980)

Other	(17)	-	-	-	-	-	-	64	47	-	47

Other comprehensive income net of tax from continuing operations	(17)	457	(356)	199	3,025	-	-	1,762	5,070	5	5,075

Other comprehensive income net of tax from discontinued operations	-	-	(4)	46	652	-	-	183	877	1,234	2,111

Total comprehensive income for the year	(17)	457	(360)	245	3,677	-	-	1,945	5,947	1,239	7,186

Issue and exchange of equity instruments	-	1,136	-	-	-	-	-	-	1,136	-	1,136
Other equity instruments coupons paid	-	(457)	-	-	-	-	-	128	(329)	-	(329)
Redemption of preference shares	-	-	-	-	-	(199)	-	(1,378)	(1,577)	-	(1,577)

Equity settled share schemes	-	-	-	-	-	-	-	577	577	-	577
Vesting of Barclays PLC shares under employee share-based payment schemes	-	-	-	-	-	-	-	(414)	(414)	-	(414)

Dividends paid	-	-	-	-	-	-	-	(978)	(978)	(235)	(1,213)
Capital contribution from Barclays PLC	-	-	-	-	-	-	-	114	114	-	114
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-	(349)	(349)	601	252
Net equity impact of Group Service Company disposal	-	-	-	-	-	-	-	(806)	(806)	-	(806)

Other reserve movements	7	-	-	-	-	(1)	-	1	7	3	10

Balance at 31st December 2016	14,462	6,486	(22)	954	3,054	309	-	42,190	67,433	3,522	70,955

396 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays Bank PLC data

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a], b £m	Own credit reserve[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2015	14,472	4,350	578	1,817	(582)	509	-	42,650	63,794	2,251	66,045

Continuing Operations

Profit after tax	-	345	-	-	-	-	-	264	609	3	612

Currency translation movements	-	-	-	-	748	-	-	-	748	-	748

Available for sale investments	-	-	(230)	-	-	-	-	-	(230)	-	(230)

Cash flow hedges	-	-	-	(1,045)	-	-	-	-	(1,045)	-	(1,045)

Pension remeasurement	-	-	-	-	-	-	-	919	919	-	919

Other	-	-	-	-	-	-	-	19	19	-	19

Other comprehensive income net of tax from continuing operations	-	345	(230)	(1,045)	748	-	-	1,202	1,020	3	1,023

Other comprehensive income net of tax from discontinued operations	-	-	(10)	(63)	(789)	-	-	299	(563)	(157)	(720)

Total comprehensive income for the year	-	345	(240)	(1,108)	(41)	-	-	1,501	457	(154)	303

Issue of shares under employees share schemes	-	-	-	-	-	-	-	571	571	-	571
Issue and exchange of equity instruments	-	1,000	-	-	-	-	-	-	1,000	-	1,000
Other equity instruments coupons paid	-	(345)	-	-	-	-	-	70	(275)	-	(275)

Vesting of Barclays PLC shares under employee share-based payment schemes	-	-	-	-	-	-	-	(755)	(755)	-	(755)

Dividends paid	-	-	-	-	-	-	-	(1,219)	(1,219)	(209)	(1,428)
Capital contribution from Barclays PLC	-	-	-	-	-	-	-	560	560	-	560

Other reserve movements	-	-	-	-	-	-	-	(28)	(28)	26	(2)

Balance at 31st December 2015	14,472	5,350	338	709	(623)	509	-	43,350	64,105	1,914	66,019

Notes

a	For further details refer to Note l
b	For further details refer to Note m

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 397

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31 December	2017 £m	2016 £m	2015 £m

Continuing operations

Reconciliation of profit before tax to net cash flows from operating activities:

Profit before tax	3,166	4,383	1,914

Adjustment for non-cash items:

Allowance for impairment	2,336	2,357	1,752

Depreciation, amortisation and impairment of property, plant, equipment and intangibles	821	1,232	1,215

Other provisions, including pensions	1,716	1,726	4,243

Net profit on disposal of investments and property, plant and equipment	(307)	(912)	(374)

Other non-cash movements including exchange rate movements	1,235	(20,780)	(1,189)

Changes in operating assets and liabilities

Net decrease/(increase) in loans and advances to banks and customers	27,235	(25,439)	22,705

Net decrease in reverse repurchase agreements and other similar lending	908	14,733	103,471

Net (decrease)/increase in deposits and debt securities in issue	(11,567)	49,961	(33,219)

Net increase/(decrease) in repurchase agreements and other similar borrowing	20,578	(4,852)	(99,602)

Net decrease/(increase) in derivative financial instruments	6,691	(2,351)	(3,309)

Net (increase)/decrease in trading assets	(33,472)	(5,542)	37,079

Net increase/(decrease) in trading liabilities	2,665	880	(10,877)

Net decrease/(increase) in financial assets and liabilities designated at fair value	40,012	807	(3,064)

Net (increase) in other assets	(2,119)	(3,731)	(2,680)

Net (decrease) in other liabilities	(2,260)	(452)	(1,772)

Corporate income tax paid	(672)	(742)	(1,643)

Net cash from operating activities	56,966	11,278	14,650

Purchase of available for sale investments	(83,707)	(65,086)	(120,061)

Proceeds from sale or redemption of available for sale investments	88,298	102,515	114,529

Purchase of property, plant and equipment and intangibles	(954)	(2,054)	(1,928)

Proceeds from sale of property, plant and equipment and intangibles	3,334	234	393

Disposal of discontinued operation, net of cash disposed	(1,060)	-	-

Disposal of subsidiaries, net of cash disposed	358	595	-

Other cash flows associated with investing activities	693	32	516

Net cash from investing activities	6,962	36,236	(6,551)

Dividends paid	(1,555)	(1,186)	(1,428)

Issuance of subordinated debt	3,041	1,457	879

Redemption of subordinated debt	(1,378)	(1,143)	(556)

Net issue of shares and other equity instruments	2,495	1,125	655

Capital contribution from Barclays PLC	-	114	560

Repurchase of shares and other equity instruments	(1,339)	(1,378)	-

Net cash from financing activities	1,264	(1,011)	110

Effect of exchange rates on cash and cash equivalents	(4,773)	10,468	1,689

Net increase in cash and cash equivalents from continuing operations	60,419	56,971	9,898

Net cash from discontinued operation	101	405	(1,821)

Net increase in cash and cash equivalents	60,520	57,376	8,077

Cash and cash equivalents at beginning of year	143,932	86,556	78,479

Cash and cash equivalents at end of year	204,452	143,932	86,556

Cash and cash equivalents comprise:

Cash and balances at central banks	171,036	102,328	49,711

Loans and advances to banks with original maturity less than three months	32,706	38,099	35,876

Available for sale treasury and other eligible bills with original maturity less than three months	682	356	816

Trading portfolio assets with original maturity less than three months	28	-	153

Cash and cash equivalents held for sale	-	3,149	-

	204,452	143,932	86,556

398 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays Bank PLC data

Consolidated cash flow statement

Interest received by The Group was £21,783m (2016: £21,981m; 2015: £20,370m) and interest paid by The Group was £10,388m (2016: £7,812m; 2015: £6,992m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £3,360m at 31 December 2017 (2016: £4,254m; 2015: £4,369m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 399

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2017	2016	2015

	£m	£m	£m

Cash and balances with central banks	583	186	157

Financial investments	754	740	698

Loans and advances to banks	286	483	481

Loans and advances to customers	11,783	12,957	12,512

Other	225	57	99

Interest income	13,631	14,423	13,947

Deposits from banks	(370)	(204)	(123)

Customer accounts	(1,123)	(1,808)	(1,510)

Debt securities in issue	(898)	(690)	(422)

Subordinated liabilities	(1,225)	(988)	(978)

Other	(267)	724	449

Interest expense	(3,883)	(2,966)	(2,584)

Net interest income	9,748	11,457	11,363

b Net fee and commission income

	2017	2016	2015

	£m	£m	£m

Banking, investment management and credit related fees and commissions	8,646	8,507	8,365

Foreign exchange commission	129	118	129

Fee and commission income	8,775	8,625	8,494

Fee and commission expense	(1,901)	(1,789)	(1,611)

Net fee and commission income	6,874	6,836	6,883

c Net Trading Income

	2017	2016	2015

	£m	£m	£m

Trading income	3,387	2,830	3,000

Own credit gains/(losses)	-	(35)	430

Net trading income	3,387	2,795	3,430

400 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays Bank PLC data

Notes to the accounts

d Net investment income

	2017	2016	2015

	£m	£m	£m

Net gain from disposal of available for sale assets	298	912	385

Dividend income	48	8	8

Net gain from financial instruments designated at fair value	338	158	193

Other investment income	175	246	511

Net investment income	859	1,324	1,097

e Administrative and general expenses

	2017	2016	2015

	£m	£m	£m

Infrastructure costs

Property and equipment	954	1,147	1,082

Depreciation of property, plant and equipment	303	482	475

Operating lease rentals	290	550	411

Amortisation of intangible assets	478	661	570

Impairment of property, equipment and intangible assets	40	97	150

Gain/(loss) on property disposals	3	-	3

Total infrastructure costs	2,068	2,937	2,691
Administration and general costs

Consultancy, legal and professional fees	756	1,079	1,078

Subscriptions, publications, stationery and communications	455	638	678

Marketing, advertising and sponsorship	400	430	451

Travel and accommodation	118	132	188

UK bank levy	365	410	425

Goodwill Impairment	-	-	102

Other administration and general expenses	4,382	511	61

Total administration and general costs	6,476	3,200	2,983
Staff costs[a]	6,445	9,211	8,853

Provision for UK customer redress	700	1,000	2,772

Provision for ongoing investigations and litigation including Foreign Exchange	-	-	1,237

Operating expenses[b]	15,689	16,348	18,536

Notes

a	The Group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and to increase staff costs by £847m in 2017 and £1,063m in 2016.

b	Total operating expenses of £15,689m (2016: £16,348m; 2015: £18,536m) include depreciation of property, plant and equipment of £303m (2016: £482m; 2015: £475m), amortisation of intangible assets of £478m (2016: £661m; 2015: £570m), goodwill impairment £nil (2016: £nil; 2015: £102m) and administration and other expenses of £14,908m (2016: £15,205m; 2015: £17,389m).

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 401

Barclays Bank PLC data

Notes to the accounts

f Tax

	2017	2016	2015

	£m	£m	£m

Current tax charge/(credit)

Current year	659	1,147	1,772

Adjustment for prior years	44	(359)	(188)

	703	788	1,584

Deferred tax charge/(credit)

Current year	1,487	392	(360)

Adjustment for prior years	(65)	65	78

	1,422	457	(282)

Tax charge	2,125	1,245	1,302

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax charge of £6m (2016: £49m credit) principally relating to share based payments.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to The Group’s profit before tax.

	2017	2016	2015

	£m	£m	£m

Profit before tax from continuing operations	3,165	4,383	1,914

Tax charge based on the standard UK corporation tax rate of 19.25% (2016: 20%, 2015: 20.25%)	610	877	387

Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 29.8% (2016: 29.5%, 2015: 28.1%))	333	415	151

Recurring items:

Non-creditable taxes including withholding taxes	191	277	309

Non-deductible expenses	82	114	67

Impact of UK bank levy being non-deductible	70	82	96

Banking surcharge on UK profits	6	75	-

Tax adjustments in respect of share based payments	4	34	30

Non-taxable gains and income	(191)	(208)	(197)

Changes in recognition of deferred tax and effect of unrecognised tax losses	(72)	(178)	(71)

Impact of Barclays Bank PLC’s overseas branches being taxed both locally and in the UK	(61)	(128)	(35)

Adjustments in respect of prior years	(21)	(294)	(110)

Other items	111	81	142

Non-recurring items:

One off re-measurement of US deferred tax assets	1,177

Impact of the UK branch exemption on deferred tax assets	(276)

Non-deductible provisions for UK customer redress	129	203	283

Non-deductible provisions for investigations and litigation	72	48	261

Non-taxable gains and income on divestments	(39)	(180)	(50)

Non-deductible impairments and losses on divestments	-	27	39

Tax charge	2,125	1,245	1,302

Effective tax rate	67.2%	28.4%	68.0%

402 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Barclays Bank PLC data

Notes to the accounts

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2017	2016

	£m	£m

Assets	501	385

Liabilities	(708)	(930)

As at 1 January	(207)	(545)

Income statement from continuing operations	(703)	(788)

Other comprehensive income	26	295

Corporate income tax paid	672	742

Other movements	94	89

	(118)	(207)

Assets	376	501

Liabilities	(494)	(708)

As at 31 December	(118)	(207)

g Trading portfolio assets

	2017	2016

	£m	£m

Debt securities and other eligible bills	51,195	38,804

Equity securities	59,338	38,329

Traded loans	3,140	2,975

Commodities	82	147

Trading portfolio assets	113,755	80,255

h Financial Investments

	2017	2016

	£m	£m

Available for sale debt securities and other eligible bills	52,020	57,704

Available for sale equity securities	1,834	485

Held to maturity debt securities	5,109	5,176

Financial Investments	58,963	63,365

i Loans and advances to banks and customers

	2017	2016

	£m	£m

Gross loans and advances to banks	36,209	43,634

Less: allowance for impairment	-	-

Loans and advances to banks	36,209	43,634

Gross loans and advances to customers	370,205	397,403

Less: allowance for impairment	(4,652)	(4,620)

Loans and advances to customers	365,553	392,783

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 403

Barclays Bank PLC data

Notes to the accounts

j Derivative financial instruments

	Notional contract amount £m	Fair value Assets £m	Liabilities £m

Year ended 31 December 2017

Total derivative assets/(liabilities) held for trading	35,747,945	237,741	(237,242)

Total derivative assets/(liabilities) held for risk management	175,785	246	(1,103)

Derivative assets/(liabilities)	35,923,730	237,987	(238,345)

Year ended 31 December 2016

Total derivative assets/(liabilities) held for trading	36,261,030	345,834	(339,647)

Total derivative assets/(liabilities) held for risk management	261,314	986	(840)

Derivative assets/(liabilities)	36,522,344	346,820	(340,487)

k Subordinated liabilities

	2017	2016

	£m	£m

Undated subordinated liabilities	4,192	4,495

Dated subordinated liabilities	20,001	19,376

Total subordinated liabilities	24,193	23,871

l Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m

As at 1 January 2017	2,342	28	12,092	14,462	6,486

AT1 securities issuance	-	-	-	-	2,496

Other movement	-	(9)	-	(9)	-

As at 31 December 2017	2,342	19	12,092	14,453	8,982

As at 1 January 2016	2,342	38	12,092	14,472	5,350

AT1 securities issuance	-	-	-	-	1,136

Other movement	-	(10)	-	(10)

As at 31 December 2016	2,342	28	12,092	14,462	6,486

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2017, comprised 2,342 million ordinary shares of £1 each (2016: 2,342 million).

Ordinary share capital constitutes 60% (2016: 60%) of total share capital issued.

Preference shares

The issued preference share capital of Barclays Bank PLC, as at 31 December 2017, comprised 1,000 Sterling Preference Shares of £1 each (2016: 1,000); 31,856 Euro Preference Shares of €100 each (2016: 31,856); 58,133 US Dollar Preference Shares of $100 each (2016: 58,133); and 106 million US Dollar Preference Shares of $0.25 each (2016: 161 million). In the first quarter of 2017, 55 million US Dollar Preference Shares of $0.25 each were redeemed. In the fourth quarter of 2017, 20,930 Sterling Preference Shares of £100 each were redeemed.

Preference share capital constitutes 40% (2016: 40%) of total share capital issued.

404 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

The 6.0% Preference Shares were redeemed in full on 15 December 2017.

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

The 7.1% Preference Shares were redeemed in full on 15 March 2017.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 405

Barclays Bank PLC data

Notes to the accounts

The 8.125% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on any dividend payment date at $25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.75% Preference Shares, the 6.278% Preference Shares and the 8.125% Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior approval of the UK PRA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

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

The holders of the £13m 6% Callable Perpetual Core Tier One Notes and the $569m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the £35m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the £33m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.75% Preference Share, $10,000 per 6.278% Preference Share, $25 per 6.625% Preference Share and $0.25 per 8.125% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

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

Other equity instruments

Other equity instruments of £8,082m (2016: £6,486m) include AT1 securities issued by Barclays Bank PLC. In 2017, there were two issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts totals to £2.5bn.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

Other shareholders’ equity

	The Group		The Bank
	2017	2016	2017	2016

	£m	£m	£m	£m

As at 1 January	271	485	335	549

Redemption	-	(214)	-	(214)

As at 31 December	271	271	335	335

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

406 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

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

Own credit reserve

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit on financial liabilities designated at fair value through profit and loss which was previously recorded in the income statement is now recognised within other comprehensive income. Amounts in the own credit reserve is not recycled to profit or loss in future periods.

Other reserves and other shareholders’ equity

Other reserves relate to redeemed ordinary and preference shares issued by the group.

Included in other shareholders’ equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable in each case, at the option of the Bank, in whole on any interest payment date. The Bank is not obliged to make payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

	2017	2016

	£m	£m

Currency translation reserve	3,084	3,054

Available for sale reserve	396	(22)

Cash flow hedging reserve	184	954

Own credit reserve[a]	(179)	-

Other reserves and treasury shares	323	309

Total	3,808	4,295

Note

a	As at 31 December 2017, the amount of own credit recognized in the Group’s other comprehensive income was a debit balance of £179m. Upon adoption of IFRS 9, an opening debit balance of £175m was recognized, with a further £4m loss (net of tax) recorded during 2017.

n Non-controlling interests

	Profit attributable to Non- Controlling interest		Equity attributable to Non- Controlling interest		Dividends paid to Non- Controlling interest

	2017	2016	2017	2016	2017	2016

	£m	£m	£m	£m	£m	£m

Barclays Africa Group Limited	140	402	-	3,507	173	235

Other non-controlling interests	4	3	1	15	-	-

Total	144	405	1	3,522	173	235

o Dividends on ordinary shares

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

The 2017 financial statements include £674m (2016: £638m) of dividend paid. This includes the final dividend declared in relation to the prior year of £165m (2016: £502m), interim dividends of £208m (2016: £119m) and an additional £301m dividend paid to Barclays PLC which was then contributed to Group Service Company. These result in a total dividend for the year of 29p (2016: 27p) per ordinary share.

Dividends paid on the 4.75% €100 preference shares amounted to £415.65 per share (2016: £370.20). Dividends paid on the 6.278% US$100 preference shares amounted to £483.37 per share (2016: £467.05). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.58 per share (2016:

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 407

Barclays Bank PLC data

Notes to the accounts

£1.49). Dividends paid on the 6.0% £100 preference shares amounted to £600.00 per share (2016: £600.00) which was redeemed during the year. Dividends paid on the 7.1% US$0.25 preference shares amounted to £0.36 per share (2016: £1.30) which was redeemed during the year.

Dividends paid on preference shares amounted to £242m (2016: £339m). Dividends paid on other equity instruments amounted to £639m (2016: £462m).

p Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed on page 346.

The table below provides details of the Barclays Bank PLC Group at 31 December 2017.

Regulatory capital	2017

£m

Fully loaded Common Equity Tier 1 capital	45,232

PRA transitional tier 1 capital	58,325

PRA transitional total regulatory capital	73,339

q Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £0.4bn (2016: £1.2bn) between Barclays PLC and Barclays Bank PLC is included in the Head Office Functions; and

–	the difference in total assets of £3.9bn (2016: £0.9bn) is mainly due to transfer of PPE and Intangible assets to Barclays PLC and the loan notes issued by Barclays Bank PLC to fund the derivatives in Barclays PLC.

r Related Parties

The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2017: 30 persons, 2016: 33 persons, 2015: 33 persons) for the year ended 31 December 2017 amounted to £88.7m (2016: £71.3m; 2015: £52.5m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31 December 2017, to provide pension benefits for the Directors and Officers amounted to £0.1m (2016: £0.2m; 2015: £0.3m).

408 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Additional Financial data

Selected financial statistics	2017	2016	2015	2014	2013

	%	%	%	%	%

Return on average shareholders’ equity[a]	(3.3)	4.5	0.9	0.1	1.7

Return on average total assets[b]	(0.2)	0.2	-	-	0.1

Average shareholders’ equity as a percentage of average total assets	5.0	5.1	4.9	4.6	3.9

	2017	2016	2015	2014	2013

Selected income statement data	£m	£m	£m	£m	£m

Continuing operations

Interest income	13,631	14,423	13,947	14,200	14,361

Interest expense	(3,883)	(2,966)	(2,584)	(4,056)	(4,851)

Non-interest income	11,189	11,012	11,445	11,665	14,553

Operating expenses	(15,689)	(16,348)	(18,536)	(18,178)	(19,534)

Impairment charges	(2,336)	(2,373)	(1,762)	(1,821)	(2,601)

Share of post-tax results of associates and joint ventures	70	70	41	28	(65)

Profit on disposal of subsidiaries, associates and joint ventures	184	565	(637)	(473)	6

Gain on acquisitions	-	-	-	-	26

Profit before tax	3,166	4,383	1,914	1,365	1,896

Profit attributable to equity holders of the parent	(1,937)	2,867	566	85	963

	2017	2016	2015	2014	2013

Selected balance sheet data	£m	£m	£m	£m	£m

Total shareholders’ equity	56,751	60,947	64,105	59,444	58,931

Subordinated liabilities	24,193	23,871	21,955	21,685	22,249

Deposits from banks, customer accounts and debt securities in issue	536,718	548,286	534,537	572,357	574,340

Loans and advances to banks and customers	401,762	436,417	441,046	470,424	474,059

Total assets	1,129,343	1,213,955	1,120,727	1,358,693	1,344,201

Notes

a	Return on average shareholders’ equity represents profit attributable to the equity holders of the parent as a percentage of average shareholders’ equity.
b	Return on average total assets represents profit attributable to the equity holders of the parent as a percentage of average total assets.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 409

Additional Financial data

Ratio of earnings to fixed charges – Barclays Bank Plc	2017	2016	2015	2014	2013

		(In £m except for ratios)

Ratio of earnings to fixed charges

Fixed charges

Interest expense	3,883	2,966	2,584	4,056	4,851

Rental expense	118	204	157	207	219

Total fixed charges	4,001	3,170	2,741	4,263	5,070

Earnings

Income before taxes and non-controlling interests	3,166	4,383	1,914	1,365	1,896

Less: unremitted pre-tax income of associated companies and joint ventures	(68)	(53)	(26)	(34)	102

Total earnings excluding fixed charges	3,098	4,330	1,888	1,331	1,998

Fixed charges	4,001	3,170	2,741	4,263	5,070

Total earnings including fixed charges	7,099	7,500	4,629	5,594	7,068

Ratio of earnings to fixed charges	1.77	2.37	1.69	1.31	1.39

Ratio of earnings to fixed charges and preference shares – Barclays Bank Plc	2017	2016	2015	2014	2013

		(In £m except for ratios)

Combined fixed charges, preference share dividends and similar appropriations

Interest expense	3,883	2,966	2,584	4,056	4,851

Rental expense	118	204	157	207	219

Fixed charges	4,001	3,170	2,741	4,263	5,070

Preference share dividends and similar appropriations	242	343	345	443	412

Total fixed charges	4,243	3,513	3,086	4,706	5,482

Earnings

Income before taxes and non-controlling interests	3,166	4,383	1,914	1,365	1,896

Less: unremitted pre-tax income of associated companies and joint ventures	(68)	(53)	(26)	(34)	102

Total earnings excluding fixed charges	3,098	4,330	1,888	1,331	1,998

Fixed charges	4,243	3,513	3,086	4,706	5,482

Total earnings including fixed charges	7,341	7,843	4,974	6,037	7,480

Ratio of earnings to fixed charges, preference share dividends and similar appropriations	1.73	2.23	1.61	1.28	1.36

410 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

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

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an adverse interest rate movements over a predefined time horizon.

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

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 411

Glossary of terms

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Group. Following a sell down of shares resulting in a loss of control, the Group’s shareholding in BAGL is now classified as an Available for Sale asset.

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

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the

Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

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

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The division of Barclays which will be ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

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

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

412 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

‘Capital deduction approach’ An approach available to institutions when calculating risk-weighted assets for securitisation exposures. It is the same as a deduction from capital where the most punitive risk weight of 1250% is applied (assuming 8% Capital Adequacy ratio).

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

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating risk weighted assets (RWA) for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 413

Glossary of terms

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

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

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

414 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomic conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3% and any G-SII additional Leverage Ratio Buffer that applies.

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

‘Credit Products’ Represents credit products and Securitised Products.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 415

Glossary of terms

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

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR which was amended effective from January 2015.

‘CRR leverage ratio’ As per the CRR which was amended effective from January 2015, is calculated as the using the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

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

‘Daily Value at Risk (DVaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for one business day.

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

416 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

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

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 417

Glossary of terms

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

418 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) publish a list of globally systemically important banks.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 419

Glossary of terms

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

‘Group Service Company’ or ‘BSerL’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

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

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

420 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 421

Glossary of terms

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

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

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

422 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

‘Loan to deposit ratio’ Loans and advances divided by customer accounts calculated for Barclays UK and Barclays International excluding investment banking balances other than interest earning lending. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

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

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 423

Glossary of terms

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

424 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

‘Non-customer net interest income (NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

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

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

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

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 425

Glossary of terms

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

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

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

426 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 427

Glossary of terms

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

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments, adjusted for the deduction of intangible assets and goodwill.

428 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 429

Glossary of terms

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

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

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

430 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Glossary of terms

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

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

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

‘UK leverage exposure’ Is calculated as per the updated PRA rulebook, where the average exposure calculation also includes the FPC’s recommendation to allow firms to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 431

Glossary of terms

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

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released.

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

432 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Shareholder information Barclays shareholding

  Key dates

  5 April 2018

  Final dividend payment date

  26 April 2018

  Q1 Results Announcement

  1 May 2018

  Annual General Meeting, at 10.00am

  17 September 2018

  Interim dividend payment date

Annual General Meeting (AGM)

This year’s AGM will be held at the QEII Centre, Westminster, London SW1P 3EE, on Tuesday, 1 May 2018 at 10.00am.

The Chairman and Chief Executive will update shareholders on our performance in 2017 and our goals for 2018. Shareholders will also have the opportunity to ask the Board questions at the meeting.

You can find out more at home.barclays/agm

Donations to charity

We launched a Share Dealing Service in October 2017 aimed at shareholders with relatively small shareholdings for whom it might otherwise be uneconomical to deal. One option open to shareholders was to donate their sale proceeds to ShareGift. As a result of this initiative, more than £61,000 was donated in 2017, taking the total donated since 2015 to over £299,000.

Returning funds to shareholders

Over 60,000 shareholders did not cash their Shares Not Taken Up (SNTU) cheque following the Rights Issue in September 2013. In 2017, we continued the tracing process to reunite these shareholders with their SNTU monies and any unclaimed dividends. By the end of the year, we had returned over £4.5m to our shareholders.

Keep your personal details up to date

Please remember to tell Equiniti if:

◾	you move

◾	you need to update your bank or building society details.

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

Dividends

The final dividend for the year ended 31 December 2017 will be 2.0 pence per share, making the 2017 total dividend 3.0 pence.

Barclays understands the importance of the ordinary dividend for our shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business, and maintaining a strong capital position. Going forward, Barclays intends to pay an annual ordinary dividend that takes into account these objectives and the medium-term earnings outlook of the Group. It is also the Board’s intention to supplement the ordinary dividends with additional returns to shareholders as and when appropriate.

The Board notes that in determining any proposed distributions to shareholders, the Board will consider the expectation of servicing more senior securities.

For 2018, Barclays anticipates resuming a total cash dividend of 6.5p, subject to regulatory approvals.

How do Barclays shareholders receive their dividends?

As at 31 December 2017, Barclays shareholders received their dividends in the following ways:

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

Scrip Dividend Programme

Shareholders can choose to have their dividends reinvested in new ordinary Barclays shares through the Scrip Dividend Programme.

More information, including the Terms and Conditions and application form, are available on our website.

.	To find out more, contact Equiniti or visit home.barclays/dividends

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 433

Useful contact details

Equiniti

The Barclays share register is maintained by Equiniti. If you have any questions about your Barclays shares, please contact Equiniti by visiting shareview.co.uk

Equiniti 0371 384 2055[a] (in the UK)
+ 44 121 415 7004 (from overseas) 0371 384 2255[a] (for the hearing impaired in the UK) +44 121 415 7028 (for the hearing impaired from overseas)

Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

American Depositary Receipts (ADRs)

ADRs represent the ownership of Barclays PLC shares which are traded on the New York Stock Exchange. ADRs carry prices, and pay dividends, in US dollars.

If you have any questions about ADRs, please contact J.P.Morgan:
J.P.Morgan: jpmorgan.adr@wellsfargo.com or visit adr.com

J.P.Morgan Shareholder Services +1 800 990 1135 (toll free in US and Canada)
+1 651 453 2128 (outside the US and Canada)

JPMorgan Chase Bank N.A. PO Box 64504 St Paul MN 55164-0504 USA

Shareholder Relations

To give us your feedback or if you have any questions, please contact:
privateshareholderrelations@barclays.com

Shareholder Relations Barclays PLC 1 Churchill Place London E14 5HP

Share price

Information on the Barclays share price and other share price tools are available at: home.barclays/investorrelations

Managing your shares online

Shareview

Barclays shareholders can go online to manage their shareholding and find out about Barclays performance by joining Shareview.

Through Shareview, you:

◾	will receive the latest updates from Barclays direct to your email

◾	can update your address and bank details online

◾	can vote in advance of general meetings.

To join Shareview, please follow these three easy steps:
Step 1	Go to portfolio.shareview.co.uk

Step 2	Register for electronic communications by following the instructions on screen

Step 3	You will be sent an activation code in the post the next working day

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

Report a scam

If you suspect that you have been approached by fraudsters please tell the FCA using the share fraud reporting form at fca.org.uk/scams. You can also call the FCA Helpline on 0800 111 6768 or through Action Fraud on 0300 123 2040.

Alternative formats

Shareholder documents can be provided in large print, audio CD or Braille free of charge by calling Equiniti. 0371 384 2055a (in the UK) +44 121 415 7004 (from overseas)

Audio versions of the Strategic Report will also be available at the AGM

Note
a	Lines open 8.30am to 5.30pm (UK time) Monday to Friday, excluding public holidays.

434 Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F

Front cover image

Out of Africa, into new territory

After more than 150 years on the continent, the decision to sell down Barclays’ investment in Africa was not an easy one. But with people like Win Chung and Sophia Aluko working hard to ensure a thoughtful separation, we broke new ground for Barclays in 2017.

This Report is printed on Cocoon Preprint made from 100% FSC® Recycled certified fibre sourced from de-inked post-consumer waste. The printer and the manufacturing mill are both credited with ISO14001 Environmental Management Systems Standard and both are FSC® certified. By printing this publication on Cocoon Preprint, the environmental impact was reduced by: 4,952 kg of landfill, 732 kg CO and greenhouse gases, 102,989 litres of water, 9,490 kWh of energy and 8,046 kg of wood.

Source: Carbon footprint data evaluated by Labelia Conseil in accordance with the Bilan Carbone methodology. Calculations are based on a comparison between the recycled paper used versus a virgin fibre paper according to the latest European BREF data (virgin fibre paper) available.

Registered office: 1 Churchill Place, London E14 5HP

© Barclays Bank PLC 2018                                                                              000000

Registered in England. Registered No: 48839

Designed by FleishmanHillard Fishburn www.fhflondon.co.uk

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 435

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays PLC (incorporated by reference to the Form 6-K filed on May 2nd, 2013)

1.2	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010)

2.1	Long Term Debt Instruments: Neither Barclays PLC nor Barclays Bank PLC is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of either Barclays PLC’s or Barclays Bank PLC’s total assets (on a consolidated basis) is authorised to be issued. Each of Barclays PLC and Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.1	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29th, 2008)

4.2	Rules of the Barclays Group Share Value Plan (incorporated by reference to the 2013 Form 20-F filed on March 14th. 2014)

4.3	Rules of the Barclays PLC Long Term Incentive Plan (Incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.4	Rules of the Barclays Group Deferred Share Value Plan (incorporate by reference to the 2016 Form 20-F filed on Feburary 23rd, 2017)

4.5	Contract of Employment – Tushar Morzaria (Incorporated by reference to the 2014 Form 20-F filed on March 14th, 2014)

4.6	Appointment Letter – Reuben Jeffery III (incorporated by reference to the 2009 Form 20-F filed on March 19th, 2010)

4.7	Appointment Letter – Dambisa Moyo (incorporated by reference to the 2010 Form 20-F filed on March 21st, 2011)

4.8	Appointment Letter – Tim Breedon (incorporated by reference to the 2012 Form 20-F filed on March 13th, 2013)

4.9	Appointment Letter – Michael Ashley (Incorporated by reference to the 2013 Form 20-F filed on March 14th, 2014)

4.10	Appointment Letter—Crawford Gillies (Incorporated by reference to the 2014 Form 20-F filed on March 3rd, 2015)

4.11	Appointment Letter— John McFarlane (Incorporated by reference to the 2014 Form 20-F filed on March 3rd, 2015)

4.12	Appointment Letter – Sir Gerry Grimstone (incorporated by reference to the 2015 Form 20-F filed on March 1st, 2016)

4.13	Appointment Letter – Diane Schueneman (incorporated by reference to the 2015 Form 20-F filed on March 1st, 2016)

4.14	Contract of employment – James E Staley (incorporated by reference to the 2015 Form 20-F filed on March 1st, 2016)

4.15	Transfer of Employment – James E Staley (incorporate by reference to the 2016 Form 20-F filed on Feburary 23rd, 2017)

4.16	Transfer of Employment – Tushar Morzaria (incorporate by reference to the 2016 Form 20-F filed on Feburary 23rd, 2017)

4.17	Appointment Letter – Mary Francis (incorporate by reference to the 2016 Form 20-F filed on Feburary 23rd, 2017)

4.18	Appointment Letter – Sir Ian Cheshire

4.19	Appointment Letter – Mike Turner

4.20	Appointment Letter – Matthew Lester

7.1	Ratios of earnings to fixed charges. The calculations can be found in the Barclays Bank PLC financial data on page 410 of the Form 20-F.

7.2	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations. The calculations can be found in the Barclays Bank PLC financial data on page 410 of the Form 20-F.

7.3	Ratios of earnings to fixed charges. The calculations can be found in the Barclays PLC financial data on page 385 of the Form 20-F.

7.4	Ratios of earnings to combined fixed charges, preference share dividends and similar appropriations. The calculations can be found in the Barclays PLC financial data on page 385 of the Form 20-F.

8.1	List of subsidiaries. The list of subsidiaries of Barclays PLC can be found on pages 295 to 300 of the Form 20-F.

11.1	Code of Ethics

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.

15.2	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC and Barclays Bank PLC.

99.1	A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2017

99.2	A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2017

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 22nd, 2018	Barclays PLC (Registrant)
	By	/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 22nd, 2018	Barclays Bank PLC (Registrant)
	By	/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director