Form 20-F
period 2018-12-31
BARCLAYS PLC
filed 2019-02-21
CIK 312069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	Barclays PLC	1-09246

BARCLAYS PLC

(Exact Name of Registrant as Specified in its Charter)

ENGLAND

(Jurisdiction of Incorporation or Organization)

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

(Address of Principal Executive Offices)

GARTH WRIGHT, +44 (0)20 7116 3170, GARTH.WRIGHT@BARCLAYS.COM

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

25p ordinary shares	New York Stock Exchange*

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing four 25p ordinary shares	New York Stock Exchange

4.338% Fixed Rate Senior Notes due 2024	New York Stock Exchange

Floating Rate Senior Notes due 2024	New York Stock Exchange

4.972% Fixed Rate Senior Notes due 2029	New York Stock Exchange

4.61% Fixed Rate Senior Notes due 2023	New York Stock Exchange

Floating Rate Senior Notes due 2023	New York Stock Exchange

4.375 % Fixed Rate Subordinated Notes due 2024	New York Stock Exchange

2.75% Fixed Rate Senior Notes due 2019	New York Stock Exchange

3.65% Fixed Rate Senior Notes due 2025	New York Stock Exchange

2.875% Fixed Rate Senior Notes due 2020	New York Stock Exchange

5.25% Fixed Rate Senior Notes due 2045	New York Stock Exchange

3.25% Fixed Rate Senior Notes due 2021	New York Stock Exchange

4.375% Fixed Rate Senior Notes due 2026	New York Stock Exchange

5.20% Fixed Rate Subordinated Notes due 2026	New York Stock Exchange

3.20% Fixed Rate Senior Notes due 2021	New York Stock Exchange

Floating Rate Senior Notes due 2021	New York Stock Exchange

Floating Rate Senior Notes due 2023	New York Stock Exchange

3.684% Fixed Rate Senior Notes due 2023	New York Stock Exchange

4.337% Fixed Rate Senior Notes due 2028	New York Stock Exchange

4.950% Fixed Rate Senior Notes due 2047	New York Stock Exchange

4.836% Fixed Rate Subordinated Callable Notes due 2028	New York Stock Exchange

3.250% Fixed Rate Senior Notes due 2033	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements to the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

25p ordinary shares	17,132,806,284

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes ☐    No ☑

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐    No ☐

SEC Form 20-F Cross reference information

Form 20-F item number			Page and caption references in this document*

1		Identity of Directors, Senior Management and Advisers	Not applicable

2		Offer Statistics and Expected Timetable	Not applicable

3		Key Information

	A.	Selected financial data	180, 182, 205-211, 232 (Notes 10 and 11), 310

	B.	Capitalization and indebtedness	Not applicable

	C.	Reason for the offer and use of proceeds	Not applicable

	D.	Risk factors	85-90

4		Information on the Company

	A.	History and development of the company	1, 8-11, 222 (Note 6), 240 (Note 15), 290 (Note 36), 295-296 (Note 41), 305-309

	B.	Business overview	iii (Market and other data), 169-176, 184-193, 218-219 (Note 2), 265-273 (Note 27)

	C.	Organizational structure	8, 286-287 (Note 34), 332-335

	D.	Property, plants and equipment	258 (Note 20), 259-260 (Note 21), 262 (Note 23)

4A		Unresolved staff comments	Not applicable

5		Operating and Financial Review and Prospects

	A.	Operating results	85-89, 129, 156, 169-176, 178-194, 234-239 (Note 14), 265-273 (Note 27), 404-405

	B.	Liquidity and capital resources	120-121, 135, 137-145, 147-150, 211, 213, 234-239 (Note 14), 265 (Note 26), 273-275 (Note 28), 276-277 (Note 29), 290 (Note 36), 291-292 (Note 37), 400-406, 419-422

	C.	Research and development, patents and licenses, etc.	44

	D.	Trend information	–

	E.	Off-balance sheet arrangements	78, 265 (Note 26), 287-290 (Note 35), 291-292 (Note 37)

	F.	Tabular disclosure of contractual obligations	422

	G.	Safe harbor	ii (Forward-looking statements)

6		Directors, Senior Management and Employees

	A.	Directors and senior management	5-7, 322-326

	B.	Compensation	43, 53-80, 279-280 (Note 32), 293-294 (Note 39), 442

	C.	Board practices	5-7, 12-14, 65, 84, 362-363

	D.	Employees	52, 184, 187, 191-193, 218-219 (Note 2)

	E.	Share ownership	279-280 (Note 32), 293-294 (Note 39), 329-331

7		Major Shareholders and Related Party Transactions

	A.	Major shareholders	45, 321

	B. C.	Related party transactions Interests of experts and counsel	293-294 (Note 39), 360, 442 Not applicable

8		Financial Information

	A.	Consolidated statements and other financial information	180, 182, 203-213, 214-304, 232 (Note 11), 265-273 (Note 27), 276-277 (Note 29), 307-308, 310

	B.	Significant changes	Not applicable

9		The Offer and Listing

	A.	Offer and listing details	310, 320

	B.	Plan of distribution	Not applicable

	C.	Markets	310, 320

	D.	Selling shareholders	Not applicable

	E.	Dilution	Not applicable

	F.	Expenses of the issue	Not applicable

10		Additional Information

	A.	Share capital	Not applicable

	B.	Memorandum and Articles of Association	305-309

	C.	Material contracts	63-65

Form 20-F item number			Page and caption references in this document*

	D.	Exchange controls	316

	E.	Taxation	312-316

	F.	Dividends and paying assets	Not applicable

	G.	Statement by experts	Not applicable

	H.	Documents on display	316

	I.	Subsidiary information	286-287 (Note 34), 332-335

11		Quantitative and Qualitative Disclosure about Market Risk	93, 131-134, 155-157, 159-161, 388-395

12		Description of Securities Other than Equity Securities

	A.	Debt Securities	Not applicable

	B.	Warrants and Rights	Not applicable

	C.	Other Securities	Not applicable

	D.	American Depositary Shares	310-311, 317-318

13		Defaults, Dividends Arrearages and Delinquencies	Not applicable

14		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15		Controls and Procedures

	A.	Disclosure controls and procedures	322

	B.	Management’s annual report on internal control over financial reporting	41

	C.	Attestation report of the registered public accounting firm	203

	D.	Changes in internal control over financial reporting	41

16A		Audit Committee Financial Expert	13

16B		Code of Ethics	320

16C		Principal Accountant Fees and Services	20-21, 295 (Note 40), 319

16D		Exemptions from the Listing Standards for Audit Committees	Not applicable

16E		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	46

16F		Change in Registrant’s Certifying Accountant	Not applicable

16G		Corporate Governance	320

17		Financial Statements	Not applicable (See Item 8)

18		Financial Statements	Not applicable (See Item 8)

19		Exhibits	Exhibit Index

*	Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

Creating opportunities to rise
BARCLAYS
Barclays PLC
2018 Annual Report on Form 20-F

Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2018 to the corresponding twelve months of 2017 and balance sheet analysis as at 31 December 2018 with comparatives relating to 31 December 2017. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 20 February 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to pages 195 to 200 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Attributable profit excluding litigation and conduct represents attributable profit excluding litigation and conduct charges. The comparable IFRS measure is attributable profit. A reconciliation is provided on pages 197-199;

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 200;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.0% (2017: 12.0%) of risk weighted assets for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 196;

– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on page 199;

– Basic earnings per share excluding litigation and conduct is calculated by dividing statutory profit after tax attributable to ordinary shareholders excluding litigation and conduct charges, including an adjustment for the tax credit in reserves in respect of other equity instruments, by the basic weighted average number of shares. The comparable IFRS measure is basic earnings per share. A reconciliation is provided on pages 197-199;

– Cost: income ratio excluding litigation and conduct represents operating expenses excluding litigation and conduct charges, divided by total income. The comparable IFRS measure is cost: income ratio. A reconciliation is provided on pages 197-199;

– Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure is operating expenses. A reconciliation is provided on pages 197-199;

– Operating expenses excluding litigation and conduct, and a GMP charge of £140m represents operating expenses excluding litigation and conduct charges, and a GMP charge of £140m. The comparable IFRS measure is operating expenses. A reconciliation is provided on page 180;

– Profit before tax excluding litigation and conduct represents profit before tax excluding litigation and conduct charges. The comparable IFRS measure is profit before tax. A reconciliation is provided on page 197-199;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 200;

– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 196;

– Return on average allocated tangible equity excluding litigation and conduct is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent excluding litigation and conduct charges, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 196;

– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 197-199; and

– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 199.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the continuing impact of IFRS 9 implementation, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group’s forward-looking statements.

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

References to Pillar 3 Report

This document contains references throughout to the Barclays PLC Pillar 3 Report. Reference to the aforementioned report is made for information purposes only, and information found in said report is not incorporated by reference into this document.

Governance

This section sets out our corporate governance processes and the role they play in supporting the delivery of our strategy, including reports from the Chairman and each of the Board Committee Chairs.

Barclays PLC 2018 Annual Report on Form 20-F 1

Governance: Directors’ report

How we comply with

The UK Corporate Governance Code 2016

The UK Corporate Governance Code 2016 (The Code)

The Code is not a rigid set of rules. It consists of principles (main and supporting) and provisions. The Listing Rules require companies to apply the main principles and report to shareholders on how they have done so.

You can find our disclosures as follows:

Leadership	Page
Every company should be headed by an effective board which is collectively responsible for the long-term success of the company.

◾ Board of Directors	5
◾ Composition of the Board	4

There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company’s business. No one individual should have unfettered powers of decision.

◾ Roles on the Board	37
The chairman is responsible for leadership of the board and ensuring its effectiveness on all aspects of its role.

◾ Roles on the Board	37
As part of their role as members of a unitary board, non-executive directors should constructively challenge and help develop proposals on strategy.

◾ Roles on the Board	37

Effectiveness	Page

The board and its committees should have the appropriate balance of skills, experience, independence and knowledge of the company to enable them to discharge their respective duties and responsibilities effectively.

◾ Board of Directors	5
◾ Board Diversity	4
There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.

◾ Appointment and re-election of Directors	43
All directors should be able to allocate sufficient time to the company to discharge their responsibilities effectively.

◾ Board of Directors	5
◾ Attendance	38
◾ Time commitment	39
All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge.

◾ Induction	39
◾ Training and Development	39

The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties.

◾ Information provided to the Board	40
The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.

◾ Review of Board and Board Committee Effectiveness	40
All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance.

◾ Composition of the Board	4
◾ Appointment and re-election of Directors	43

Accountability	Page
The board should present a fair, balanced and understandable assessment of the company’s position and prospects.

◾ Risk management	83

The board is responsible for determining the nature and extent of the principal risks it is willing to take in achieving its strategic objectives. The board should maintain sound risk management and internal control systems.

◾ Risk management and internal control	40

The board should establish formal and transparent arrangements for considering how they should apply the corporate reporting, risk management and internal control principles and for maintaining an appropriate relationship with the company’s auditors.

◾ Board Audit Committee report	12
◾ Accountability	40

Remuneration	Page
Executive directors’ remuneration should be designed to promote the long-term success of the company. Performance-related elements should be transparent, stretching and rigorously applied.

◾ Remuneration report	53

There should be a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration packages of individual directors. No director should be involved in deciding his or her own remuneration.

◾ Remuneration report	53

Relations with shareholders	Page

There should be a dialogue with shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place.

◾ Shareholder engagement	41
The board should use general meetings to communicate with investors and to encourage their participation.

◾ Shareholder engagement	41

2 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Directors’ report

Chairman’s introduction

The Board believes that its role is to create and preserve value, not just for shareholders but for all stakeholders and society more widely.

Dear Fellow Shareholders

Our aim is to ensure that our governance is fit for purpose, and in line with best practice among FTSE100 companies. I remain firmly of the view that the role of the Board is to create long-term sustainable value for the benefit of our shareholders and our wider stakeholders. To achieve this, it is vital that Barclays has a robust corporate governance framework, which provides systems of checks and controls to ensure accountability and promotes sound decision-making. It is critical that we have policies and practices in place which ensure that each of the Board and the Board Committees, and the wider Barclays Group, operates effectively, a factor that was at the forefront of our thinking when undertaking structural reform. A key element of structural reform was a review of the governance processes across the Barclays Group in order to ensure the effective operation of each of the individual boards and their respective committees, recognising that this is vital to the development and execution of the Barclays Group’s strategy.

Establishment of our ring-fenced bank, and completion of structural reform

Following the financial crisis, the UK government developed legislation to require UK banks to separate their retail banking activities from other activities within their groups. The ring-fencing requirements, which came into effect on 1 January 2019, are intended to strengthen the UK financial system by simplifying banking groups and thus reducing the likelihood that customers and clients – and the day-to-day services that they rely upon – will be put at risk by a failure in another part of the business or shocks originating in global financial markets.

Barclays was the first UK bank to be granted approval for its ring-fencing scheme, and the establishment of our ring-fenced bank was a significant event in our history. Barclays PLC remains the parent company of the Barclays Group. The Barclays Group is organised into two clearly defined business divisions – Barclays UK and Barclays International. These are housed in two banking subsidiaries – Barclays UK sits within Barclays Bank UK PLC, and Barclays International sits within Barclays Bank PLC – which operate alongside Barclays Services Limited but, in accordance with the requirements of ring-fencing legislation, independently from one another. Barclays Services Limited drives efficiencies in delivering operational and technology services across the Barclays Group. Each of these subsidiaries has its own separately constituted board, comprising of both executive and non-executive directors, with distinct responsibilities, which reflects the different natures of the respective companies. Barclays Bank UK PLC and Barclays Bank PLC also have their own board committees.

Central to this new corporate structure is a new corporate governance framework. In the course of preparing for structural reform it quickly became apparent that, in order for the Board and the Barclays Group to generate long-term sustainable value for shareholders, we required a governance framework that would provide the strong foundation needed for the effective management of the restructured Barclays Group. The new governance framework is therefore based on a number of core principles. It makes clear that, although the Barclays PLC Board is the ultimate decision-making body for all board-level issues and matters that are significant to Barclays PLC, Barclays Bank UK PLC and Barclays Bank PLC, the subsidiary boards cannot be required to do or not do anything that conflicts with their legal and regulatory duties and/or responsibilities. Internal governance processes have also been developed to ensure the effective operation of the individual boards and board committees in recognition of the fact that this is key to the development and execution of the Barclays Group’s strategy. In particular, there are provisions dealing with the escalation and resolution of any issues that might arise. Whilst the interaction of the boards and board committees will inevitably evolve over time, it is recognised that the oversight, scrutiny and specialist input offered by the subsidiaries can and should contribute to promoting the success of Barclays for the benefit of its shareholders as a whole.

Governance reforms

In developing the new governance framework, the opportunity was taken to review our existing governance arrangements against the requirements of The UK Corporate Governance Code 2018 (The New Code) and The Companies (Miscellaneous Reporting) Regulations 2018 (The Regulations). The New

Code and The Regulations, both of which were published in 2018, represent a major milestone in the UK government’s suite of corporate governance reforms which aim to build trust in business. They emphasise, in particular, the importance of board composition, culture, and the need for boards to understand the views of their key stakeholders and to report annually on how their interests have been considered in board discussions and decision-making. Barclays PLC will report against the requirements of The New Code and The Regulations in its annual report for the year ending 31 December 2019.

Board composition

A number of changes were made to the boards of Barclays PLC and the subsidiaries in 2018 to reflect the post-ring-fencing structure. These included the appointment of Sir Gerry Grimstone, who was Deputy Chairman and Senior Independent Director of Barclays PLC and Barclays Bank PLC, as Chairman of Barclays Bank PLC and the appointment of Sir Ian Cheshire as Chairman of Barclays Bank UK PLC. Both Sir Gerry and Sir Ian are non-executive Directors of Barclays PLC.

Crawford Gillies succeeded Sir Gerry Grimstone as Senior Independent Director of Barclays PLC in April 2018. In that role, Crawford led the process to appoint Nigel Higgins as my successor. You can read more about the recruitment and appointment of our new Chairman in the ‘Governance in action’ section of the Nominations Committee report on page 26.

In July 2018, Mary Anne Citrino joined Barclays PLC as a non-executive Director. Mary Anne’s experience of the financial services sector brings additional knowledge and perspective to the Board, and her appointment reflects the ongoing work of the Nominations Committee to ensure that we have the right mix of individuals on the Board. You can read more about the work of the Nominations Committee on pages 22 to 26.

Mary Anne’s appointment also brings female representation on the Board to 27%, which is a positive step towards achieving our diversity target of having 33% female representation on the Board by 2020, to which we remain committed.

Barclays PLC 2018 Annual Report on Form 20-F 3

Governance: Directors’ report

Chairman’s introduction

Purpose, Values and Culture

As an organisation, we have evolved on nearly every level, in shape, size and ambition and, as we look to the future, we need to consider how we reflect the Barclays Group as it is today, and how we want it to be seen tomorrow. Our code of conduct, The Barclays Way, provides a clear path towards achieving a dynamic and positive culture within the Barclays Group by outlining our common purpose – Creating Opportunities to Rise – and values, which govern our way of working.

The Board receives regular reports on the alignment of Barclays’ culture with its purpose, values and strategy as well as qualitative and quantitative feedback on matters of interest to colleagues through the Culture Dashboard, which measures and tracks our progress in embedding the desired culture, and the results of the Your View employee opinion surveys.

Personal accountability is central to our culture and how we behave is instrumental in our achieving the highest standards of performance, adding value to our customers and clients, and meeting our regulatory obligations. The Board believes that its role is to create and preserve value, not just for shareholders but for all stakeholders and society more widely. The impact of our behaviour and business on customers and clients, colleagues, wider society and the environment is monitored by the Board with support from the Reputation Committee, which tracks key indicators across the areas of culture, citizenship, conduct, and customer and client satisfaction on an ongoing basis. You can read more about the work of the Reputation Committee on pages 27 to 30.

Stakeholder engagement

We recognise the importance of listening to, and understanding the views of, our stakeholders – including colleagues – such that this information can be used to inform the Board’s decision-making. The Directors look to engage with stakeholders of the Barclays Group throughout the year, and are kept informed of shareholder views through regular updates, with insights provided by the Head of Investor Relations and our brokers. Crawford Gillies, our Senior Independent Director, is also available to meet with investors and other stakeholders.

A new regime for 2019

The New Code and The Regulations came into effect on 1 January 2019, and apply to reporting on financial years beginning on or after that date. We will, therefore, report against their requirements in Barclays PLC’s next annual report. However, for a description of how we comply with The UK Corporate Governance Code 2016 (The Code) – and the enhancements that will be made to our governance practices to reflect the requirements of The New Code and The Regulations – please refer to the ‘Governance reporting for 2019’ section on page 42.

Board effectiveness

An effective board is key to the establishment and delivery of a company’s strategy and we therefore continually seek to improve the effectiveness of your Board. One of the ways in which we have done this in 2018 is through a Board effectiveness review facilitated by Independent Board Evaluation, an independent, external corporate governance consultancy. We have, in recent years, commissioned annually an external assessment of the effectiveness of the Board, the Board Committees and the Directors, notwithstanding that the requirement is to do so only every three years. More information on the 2018 effectiveness review, and our progress against the findings of the 2017 effectiveness review, can be found on page 40. We are also pleased to report that, although not required by The Code, the boards of Barclays Bank UK PLC and Barclays Bank PLC have also elected to engage Independent Board Evaluation in order to review and enhance their effectiveness and ensure that they are operating optimally. We look forward to the unique perspective those reviews will provide as to the interaction of the boards and board committees of these companies, and the fitness for purpose of our new governance framework.

Looking ahead

The key areas of focus for 2019 will be embedding the new corporate governance framework, and enhancing our governance practices such that we can ensure our compliance with The New Code and The Regulations. 2019 will also be a year for us to learn from the practical application of this governance framework and the related processes in order to ensure that we have a clear frame of reference in relation to decision making, oversight and escalation, and the delivery of functional support that works for your Barclays Group and promotes the long-term sustainable success of the Barclays Group.

John McFarlane

Chairman

20 February 2019

Board composition

Balance of non-executive Directors :

executive Directors

Chairman

1 0-3 years	5

2 3-6 years	7

3 6-9 years	3

Industry experience

(Chairman and non-executive Directors)*

1 Financial Services	13 (100%)

2 Political/regulatory experience	12 (92%)

3 Current/recent Chair/CEO	5 (38%)

4 Accountancy/auditing	2 (15%)

5 Operations and Technology	2 (15%)

6 Retail/marketing	1 (8%)

International experience†

(Chairman and non-executive Directors)*

1 International (UK)	10 (77%)

2 International (US)	3 (23%)

3 International (Rest of the World)	3 (23%)

Notes

*	Individual Directors may fall into one or more categories.
†	In relation to board experience based on the location of the headquarters/registered office of a company.

4 Barclays PLC 2018 Annual Report on Form 20-F

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

John McFarlane Chairman Appointed: 1 January 2015

Relevant skills and experience

John is the Chair of Barclays PLC. He is a senior figure in global banking and financial services circles having spent 43 years in the sector, including time at Aviva, The Royal Bank of Scotland, Standard Chartered and CitiBank UK.

John was recently awarded the Freedom of the City of London by Special Nomination for his outstanding achievements in the field of banking.

John brings considerable leadership, Group oversight and banking experience to the Board and his roles outside Barclays are supportive of this.

Key current appointments

Chairman, TheCityUK; Member, Financial Services Trade and Investment Board; Director, Old Oak Holdings Limited; Supervisory Board Member,

Unibail-Rodamco Westfield S.E.; Cranfield School of Management Advisory Board; Member, Institut

International d’Etudes Bancaires; Member, President’s Committee Confederation of British Industry

Committees

Nominations (Chair)

Jes Staley Group Chief Executive Appointed: 1 December 2015

Relevant skills and experience

Jes has nearly four decades of extensive experience in banking and financial services. He brings a wealth of investment banking knowledge to the Board as well as strong executive leadership.

He previously worked for more than 30 years at JP Morgan where he initially trained as a commercial banker, later advancing to the leadership of major businesses involving equities, private banking and asset management and ultimately heading the company’s Global Investment Bank.

Key current appointments

Board member, Bank Policy Institute; Board member, Institute of International Finance

Committees

None

Tushar Morzaria Group Finance Director Appointed: 15 October 2013

Relevant skills and experience

Tushar is a chartered accountant with over 25 years of strategic financial management, investment banking, operational and regulatory relations experience.

He joined Barclays from JP Morgan, where he held various senior roles including the CFO of its Corporate & Investment Bank at the time of the merger of the investment bank and the wholesale treasury/security services business.

Key current appointments

Member; 100 Group Main Committee; Chair; Sterling Risk Free Reference Rates Working Group

Committees

None

Crawford Gillies Senior Independent Director Appointed: 1 May 2014

Relevant skills and experience

Crawford has extensive business and management experience at executive and board level spanning over 30 years.

Beneficial to the Board and key to understanding stakeholder needs, is his experience in international and cross sector organisations, strong leadership and strategic decision-making. Gained from his former remuneration committee chairmanships at Standard Life plc and MITIE Group PLC and other current positions, Crawford brings to the Board robust remuneration experience.

Key current appointments

Non-executive director, SSE plc; Chairman, Edrington Group

Committees

Audit, Nominations, Remuneration (Chair)

[a]	Full Director biographies can be found on pages 322 to 325.

Mike Ashley Non-executive Appointed: 18 September 2013

Relevant skills and experience

Mike has deep knowledge of accounting, auditing and associated regulatory issues, having previously worked at KPMG for over 20 years.

Mike’s former roles as the lead engagement partner on the audits of large financial services groups including HSBC, Standard Chartered and the Bank of England, as Head of Quality and Risk Management for KPMG Europe LLP and as KPMG UK’s Ethics Partner enable the Board to benefit from Mike’s expertise in management of professional risks, quality control and understanding of ethical issues. His current Board and Committee positions outside of Barclays also support this.

Key current appointments

Member, Cabinet Office Board; Member, International Ethics Standards Board for Accountants; Member, ICAEW Ethics Standards Committee; Member, Charity Commission

Committees

Audit (Chair), Nominations, Risk, Reputation

Tim Breedon CBE Non-executive Appointed: 1 November 2012

Relevant skills and experience

Tim has extensive financial services experience, knowledge of risk management and UK and EU regulation, as well as an understanding of key investor issues and customer focus.

He had a distinguished career with Legal & General, where, among other roles, he was the group CEO until June 2012 and this experience enables Tim to provide challenge, advice and support to management on performance and decision-making.

Key current appointments

Chairman, Apax Global Alpha Limited; Chairman, The Northview Group Limited

Committees

Audit, Nominations, Remuneration, Risk (Chair)

Sir Ian Cheshire Non-executive Appointed: 3 April 2017

Relevant skills and experience

Sir Ian is a member of the Board and is also Chair of Barclays Bank UK PLC.

He brings to the Board substantial business experience particularly in the international retail sector from his lengthy executive career at the Kingfisher Group, as well as experience in sustainability and environmental matters. Sir Ian holds strong credentials in leadership, is involved with many charitable organisations, such as The Prince of Wales’s Charitable Foundation and is highly regarded by the Government for his work with various Government departments.

Key current appointments

Chairman, Maisons du Monde; Chairman, Menhaden plc; Lead non-executive director for the Government; Trustee, Institute for Government

Committees

Nominations

Barclays PLC 2018 Annual Report on Form 20-F 5

Governance: Directors’ report

Who we are – Board of Directors

Mary Anne Citrino Non-executive Appointed: 25 July 2018

Relevant skills and experience

Mary Anne is an experienced non-executive director holding considerable financial services and investment banking experience, following an executive career spanning over 20 years with Morgan Stanley.

Her current other non-executive positions and senior advisory role with Blackstone, coupled with her previous board and senior management level positions (with Dollar Tree Inc. Health Net, Inc, and Blackstone Advisory Partners) contribute to the wide ranging global, strategic and advisory experience she can provide to the Board.

Key current appointments

Non-executive director, HP Inc.; Non-executive director, Ahold Delhaize N.V.; Non-executive director, Alcoa Corporation

Committees

Risk

Mary Francis CBE Non-executive Appointed: 1 October 2016

Relevant skills and experience

Mary has extensive and diverse board-level experience across a range of industries, which has developed from her previous non-executive directorships with Alliance & Leicester, Aviva, the Bank of England, Centrica and Swiss Re Group, her former executive positions and current roles.

She brings to the Board strong understanding of the interaction between public and private sectors, skills in strategic decision-making and reputation management and promotes strong board governance values.

Key current appointments

Non-executive director, Ensco PLC; Member of Advisory Panel, The Institute of Business Ethics Member, UK Takeover Appeal Board

Committees

Remuneration, Reputation (Chair)

Sir Gerry Grimstone Non-executive Appointed: 1 January 2016

Relevant skills and experience

Sir Gerry is a member of the Board and is also Chair of Barclays Bank PLC.

He is highly respected in the banking industry and brings to the Board immense investment banking, financial services and commercial experience both at non-executive director and chairman level. Sir Gerry has global business experience across the UK, Asia, the Middle East and the US as a result of his former positions at Schroders and Standard Life Aberdeen plc as well as his other current positions.

Key current appointments

Chairman, The City UK China Market Advisory Group; Lead non-executive, Ministry of Defence; Member, Financial Services Trade and Investment Board; Public interest non-executive director, Deloitte NWE LLP

Committees

Nominations

Reuben Jeffery III Non-executive Appointed: 16 July 2009

Relevant skills and experience

Reuben has extensive financial services experience, particularly within investment banking and wealth management, through his current positions and former senior roles with Goldman Sachs, where he led their European Financial Institutions Group.

He is also able to provide the Board with insight and experience of the US political and regulatory environment, gained from his Government roles in the US, including as chairman of the Commodity Futures Trading Commission and as an under Secretary of State.

Key current appointments

Vice Chairman, Rockefeller Capital Management; Director, Financial Services Volunteer Corps; Director, CQS Management Limited; Trustee, The Asia Foundation

Committees

Nominations, Risk

Matthew Lester Non-executive Appointed: 1 September 2017

Relevant skills and experience

Matthew contributes to the Board strong financial management and regulatory experience, having held a number of senior finance roles across a range of business sectors, including financial services. Most recently he was chief financial officer of Royal Mail Group.

His financial expertise attained from past positions and current non-executive roles enables Matthew to analyse effectively complex reporting and risk management processes and appropriately challenge executive management.

Key current appointments

Non-executive director, Man Group plc; Non-executive director, Capita plc

Committees

Audit, Risk

Dambisa Moyo Non-executive Appointed: 1 May 2010

Relevant skills and experience

Dambisa is an international economist and commentator on the global economy, with a PhD in economics. She brings to Barclays a background in financial services and a wide knowledge and understanding of global economic, political and social issues.

Her past non-executive directorships with Barrick Gold Corporation, SABMiller plc and Seagate Technology plc and current positions highlight her strong board level experience of companies with complex global operations.

Key current appointments

Non-executive director, Chevron Corporation; Non-executive director, 3M Company; Member of Investment Committee, Oxford University Endowment Fund

Committees

Remuneration, Reputation

Diane Schueneman Non-executive Appointed: 25 June 2015

Relevant skills and experience

Diane is a member of the Board and also Chair of Barclays Services Limited and a member of the Board of Barclays US LLC.

She brings to Barclays a wealth of experience in managing global, cross-discipline business operations, client services and technology in the financial services industry. Diane had an extensive career at Merrill Lynch, holding a variety of senior roles, including responsibility for banking, brokerage services and technology provided to the company’s retail and middle market clients.

Key current appointments

None

Committees

Audit, Risk

Mike Turner CBE Non-executive Appointed: 1 January 2018

Relevant skills and experience

Mike has considerable business and board level experience gained from his lengthy career with BAE Systems PLC where he was CEO as well as his non-executive positions. He has a strong commercial background and experience in strategy and operational performance culture.

He brings significant leadership and strategic oversight experience to the Board, particularly from his current roles and previous chairmanship of GKN Plc.

Key current appointments

Chairman, Babcock International Group PLC Member, UK Government’s Apprenticeship Ambassadors Network

Committees

Reputation

Company Secretary

Stephen Shapiro Appointed: 1 November 2017

Relevant skills and experience

Stephen was appointed Company Secretary in November 2017 having previously served as the Group Company Secretary and Deputy General Counsel of SABMiller plc. Prior to this, he practised law as a partner in a law firm in South Africa, and subsequently in the UK. Stephen has extensive experience in corporate governance, legal, regulatory and compliance matters. Stephen serves on the Executive Committee of the GC100, the association of General Counsel and Company Secretaries working in UK FTSE 100 companies, and has previously served as Chairman of the ICC UK’s Committee on Anti-Corruption.

6 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Directors’ report

Who we are – Group Executive Committee

Group Executive Committee[a]

Biographies for Jes Staley, Group Chief Executive, and Tushar Morzaria, Group Finance Director, who are members of the Group Executive Committee, which is chaired by Jes Staley, can be found on page 5.

Paul Compton Group Chief Operating Officer

Bob Hoyt Group General Counsel

Laura Padovani Group Chief Compliance Officer

Tristram Roberts Group Human Resources Director

Group Executive Committee meetings are also attended on a regular basis by the Chief Internal Auditor, the Company Secretary, and an ex-officio member drawn from senior management.

Tim Throsby Chief Executive Officer, Barclays International

Ashok Vaswani Chief Executive Officer, Barclays UK

C S Venkatakrishnan Group Chief Risk Officer

[a]	Group Executive Committee biographies can be found on pages 322 to 325.

Barclays PLC 2018 Annual Report on Form 20-F 7

Governance: Directors’ report

What we did in 2018

Board report

The Barclays Board

The Barclays Group is organised into two clearly defined business divisions – Barclays UK and Barclays International. These are housed in two banking subsidiaries – Barclays UK sits within Barclays Bank UK PLC, and Barclays International sits within Barclays Bank PLC – which operate alongside Barclays Services Limited but, in accordance with the requirements of ring-fencing legislation, independently from one another. Barclays Services Limited drives efficiencies in delivering operational and technology services across the Barclays Group. Barclays PLC is the parent company of the Barclays Group.

Each of the three subsidiaries has its own separately constituted board, comprising of both executive and non-executive directors, with distinct commercial, legal and regulatory responsibilities which reflect the different natures of the respective entities. Barclays Bank UK PLC and Barclays Bank PLC also have their own board committees.

The Barclays PLC Board (the Board) is responsible for the overall leadership of the Barclays Group, including establishing its purpose, values and strategy and satisfying itself as to the alignment of Barclays’ culture with its purpose, values and strategy. It is also responsible for ensuring that management maintains a sound system of audit, risk management, compliance and internal control. A sound system of internal control provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In meeting this responsibility, we consider what is appropriate for the Barclays Group’s business and reputation, the materiality of financial and other risks and the relevant costs and benefits of implementing controls. See page 40 for further details on those systems of controls.

In collaboration with the respective boards of Barclays Bank UK PLC and Barclays Bank PLC, the Board has developed a governance framework that seeks to provide the strong foundation needed for the effective management of the re-structured Barclays Group and thus generate long-term sustainable returns for shareholders.

As stated above, the Board is the ultimate decision-making body for all board-level issues and matters that are significant to

Barclays PLC, Barclays Bank UK PLC and Barclays Bank PLC because of their potential strategic, financial, regulatory or reputational implications or because of their potential consequences for the Barclays Group as a whole.

As noted in the Chairman’s introduction, internal governance processes have also been developed to ensure the effective operation of the individual boards and board committees of each of Barclays PLC, Barclays Bank UK PLC and Barclays Bank PLC respectively, in recognition of the fact that this is key to the development and execution of the Barclays Group’s strategy. The Schedule of Matters Reserved details the key decisions in respect of which the Board has control. The Schedule of Matters Reserved to the Board is reviewed regularly to ensure that it remains relevant, and was recently updated to reflect our new corporate structure, evolving corporate governance requirements, and industry best practice. A summary of the matters reserved to the Board can be found at home.barclays/ corporategovernance.

The Board Committees

The Board is empowered through its Articles of Association to delegate all or any of its powers, authorities and discretions to any committee or committees as it thinks fit. The principal Board Committees are the Board Audit Committee, the Board Risk Committee, the Board Reputation Committee, the Board Nominations Committee and the Board Remuneration Committee.

The Board Committees are responsible for overseeing matters at the Barclays Group level and their respective authorities extend to all matters relating to their responsibilities for the Barclays Group, save to the extent that the matters relate solely to either Barclays Bank UK PLC or Barclays Bank PLC, and/or their respective subsidiaries, and fall solely within the remit of the terms of reference of the respective board committees of either Barclays Bank UK PLC or Barclays Bank PLC in which case the matter shall be dealt with by such committee, within the parameters set by the relevant Board Committee. The Board Committees report to the Board.

The Board has defined the roles and objectives of each of the Board Committees, and provided specific levels of discretion within which they can operate. In line with all board committees in the Barclays Group, the Board Committees must act in accordance with the remit of their delegated authorities and their terms of reference. The terms of reference are reviewed annually, and were recently updated to reflect our new corporate structure, evolving corporate governance requirements, and industry best practice. A copy of each Board Committee’s terms of reference can be found at home.barclays/corporategovernance.

You can read more about what the Board and each of the Board Committees did during 2018 on the following pages.

8 Barclays PLC 2018 Annual Report on Form 20-F

Board Governance Framework

Barclays PLC
Responsible for the overall leadership of the Barclays Group

Audit Committee

- Reviews accounting policies and financial reports
- Monitors the internal control environment
- Considers the adequacy and scope of the internal and external audit
- Reviews and monitors the Barclays Group's Whistleblowing policies

See page 12 for further information

Risk Committee

- Monitors and recommends financial and operational risk appetite
- Monitors the financial and operational risk profile
- Reviews limits for types of financial and operational risk

See page 31 for further information

Reputation Committee

- Oversees reporting on Barclays' culture
- Considers Barclays' conduct and reputational risk issues and exposures
- Reviews and approves Barclays' approach to citizenship, environmental and social matters
- Oversees Barclays' approach to customer and regulatory matters

See page 27 for further information

Nominations Committee

- Reviews the composition of the Board
- Recommends the appointment of new Directors
- Considers succession plans for the Chairman and Group Chief Executive
- Oversees the annual Board effectiveness review

See page 22 for further information

Remuneration Committee

- Sets principles and parameters of remuneration for Barclays
- Considers and approves remuneration for executive Directors and senior executives
- Oversees employee share schemes

See page 53 for further information

The Board's key areas of focus

During 2018, the Board focused on the matters outlined in the table below, in line with the strategy of the Barclays Group and the eight Principal Risks identified by our Enterprise Risk Management Framework.

Board allocation of time* (%)

4
1
3
2

	2018	2017
1 Strategy formulation and implementation monitoring	44	47
2 Finance (including capital and liquidity)	12	15
3 Governance and risk (including regulatory issues)	42	35
4 Other (including remuneration)	2	3

* Based on scheduled Board meetings

Strategy formulation and monitoring

Debated and provided input to management on the execution of the overall strategy of the Barclays Group, and reflected on that strategy with longer-term views on what could be done to build on our strengths as a transatlantic consumer and wholesale bank, enhance financial resilience and deliver consistent and stronger returns through the business cycle. The topics considered by the Board included:

◾	a continued focus on ways to enhance the Barclays Group’s returns
◾	potential growth opportunities for the Barclays Group in delivering sustainable enhanced returns through the cycle
◾

constraints and risks to strategy execution, including economic assumptions, expected regulatory requirements on capital and solvency ratios, investor expectations, potential impacts for clients and customers, and the various approaches to the distribution of capital

◾	the allocation of capital
◾	areas of shareholder focus in relation to the overall strategy of the Barclays Group
◾	strategic approach to costs optimisation, including the use of Barclays Execution Services to deliver shared services to the Barclays Group.

Discussed regular updates from the Group Chief Executive on the progress being made against the 2018 execution priorities and capital targets of the Barclays Group, received insights on stakeholder, employee and cultural matters (including results from employee opinion surveys), and updates on items of focus for the Barclays Group Executive Committee.

Monitored the progress of the execution and implementation of the structural reform programme and approved matters in connection therewith including capital reductions.

Assessed and debated the potential implications of the UK’s preparations to leave the EU following the EU Referendum result and received updates on the preparations of the Barclays Group therefor, including the expansion of our Irish legal entity, Barclays Bank Ireland, as well as updates from the Chair of the Risk Committee.

Received “Deep Dive” presentations from management on key areas of the Barclays Group’s business and lessons learned from specific events.

Finance (including capital and liquidity)

Debated, assessed and approved the Barclays Group’s Medium Term Plan for 2018-2020.

Regularly assessed financial performance of the Barclays Group and its main businesses through reports from the Group Finance Director.

Reviewed and approved Barclays’ financial results prior to publication, including approving full year and half year dividends.

Discussed market and investor reaction to Barclays’ strategic and financial results announcements, with insights provided by the Head of Investor

Relations and brokers.

Provided input, guidance and advice to senior management on the Barclays Group’s Medium Term Plan 2019-2021 and subsequently approved the final plan.

Barclays PLC 2018 Annual Report on Form 20-F 9

Governance: Directors’ report

What we did in 2018

Board report

Governance and risk (including regulatory issues)

Debated and approved the 2018 risk appetite for the Barclays Group.

Discussed and received regular updates on stress testing.

Regularly assessed Barclays’ overall risk profile and emerging risk themes, hearing directly from the Chief Risk Officer and the Chair of the Risk Committee.

Discussed and received regular updates directly from the Chief Controls Officer on the internal controls and framework of the Barclays Group and monitored progress of:

◾	the Barclays Internal Control Enhancement Plan (the programme for remediation of identified risk and control issues)
◾	the Risk and Control Self Assessment process
◾	improvements to the operating model of the Controls Office.

Received reports on Barclays’ operational and technology capability, including in relation to the recruitment of a Chief Security Officer, the launch of the Joint Operations Centre, and cyber security.

Approved the Barclays Group’s 2018 Recovery Plan and considered the US Resolution Plan. Both plans considered Barclays’ Preferred Resolution Strategy, which is developed with the Bank of England and involves a single-point of entry resolution with bail-in at the Barclays PLC level.

Considered regular updates from the Group General Counsel on the legal and regulatory risks and issues facing the Barclays Group – refer to note 27 in the financial statements.

Met with representatives of Barclays’ UK and US regulators to enable the Board to hear first-hand about regulatory expectations and their specific views on Barclays.

Received and considered regular updates on communications from Barclays’ UK and US regulators.

Considered matters relating to Board succession, including the recruitment and appointment of a new Chairman and approved appointments to the Board and Board Committees.

Received and considered regular updates from the Chairs of the Board’s principal Board Committees on the matters discussed at Board Committee meetings. You can read more about what each of the Board Committees did during 2018 on the following pages.

Received regular updates from the Chairs of Barclays Bank UK, Barclays Bank PLC and Barclays Services Limited.

Approved:

◾	the new corporate governance framework for the Barclays Group, which reflects the corporate structure post-structural reform and recent corporate governance reforms
◾	the operating parameters within which Barclays Bank UK PLC and Barclays Bank PLC, and their respective groups, should run themselves in compliance with relevant law and regulation.

Considered and discussed other corporate governance matters and regulatory matters, including the Senior Managers and Certification Regime and the extension thereof.

Engaged with stakeholders through a number of mechanisms, including:

◾	meeting with institutional investors at seminars and conferences across many geographic locations, and meeting with private shareholders at the AGM
◾	receiving updates on shareholder views through regular updates, with insights provided by the Head of Investor Relations and brokers
◾

monitoring the impact of our behaviour and business on customers and clients, colleagues and society with support from the Reputation Committee, which tracks key indicators across the areas of culture, citizenship, conduct, and customer and client satisfaction, and used the insights gained to inform the Board’s decision-making.

Monitored the impact of our behaviour and business on customers and clients, colleagues and society.

Received regular reports on the alignment of Barclays’ culture with its purpose, values and strategy as well as qualitative and quantitative feedback on matters of interest to colleagues.

Received updates from the Reputation Committee on the publication of policy statements on Coal, World Heritage Sites and Ramsar Wetlands, as well as Barclays Energy and Climate Change Statement, and discussed feedback received thereon.

Received training on whistleblowing and the Senior Managers and Certification Regime.

Considered the results of the 2017 Board effectiveness review and the proposed action plan and considered the process for and findings of the

2018 Board effectiveness review. More information on the 2018 Board effectiveness review can be found on page 4.

Other (including remuneration)

Considered progress on Barclays’ talent and succession planning (and hosted receptions for key talent within the Barclays Group), and monitored the overall diversity of the leadership pipeline to ensure that the broadest spectrum of leaders are being attracted to the Barclays Group.

Received updates on the Bank’s diversity and inclusion initiatives, including from the Chair of the Nominations Committee, and debated the key business drivers for promoting diversity of gender, social and ethnic background, cognitive and personal strengths when making appointments to the Board and succession planning.

Considered and approved the 2018 incentive funding pools for the Barclays Group and allocation among each business and function. Please refer to the Remuneration report on pages 53 to 80 for further details.

10 Barclays PLC 2018 Annual Report on Form 20-F

Governance in action – Cyber security and operational resilience

The way in which businesses operate and consumers manage their lives is fundamentally changing. At Barclays, our customers undertake over six million digital banking interactions every day through online and mobile services. The impact of digitisation on the financial services sector has generally been a positive one, providing consumers with the ability to engage through their preferred channel, at a time of their choosing, without having to visit a physical branch. However, digitisation has also resulted in instances of service disruption. In a recent study on cyber and technology resilience, the Financial Conduct Authority (FCA) noted that cyber-attacks accounted for 18% of the operational incidents reported to the FCA between October 2017 and September 2018, and that technology outages in the financial services sector are becoming more frequent.

The Board considers that cyber security and operational resilience are critical issues – disruptions that affect customers’ access to their accounts, and their money, impact confidence in the wider banking sector. The Barclays Group is focused on reducing the volume of operational incidents, and is seeking to do this through:

◾  Continued investment in our IT infrastructure. We operate a multi-channel strategy, with the channels supported by different technology systems to ensure that we can continue to service our customers in the event that one or more channels encounters difficulties. There are also, often, non-digital alternatives available for use as back-up.

◾  The provision of around-the-clock resilience and security. Nearly one quarter of the Barclays Group’s global workforce of 85,000 is dedicated to security and technology. In order to enable our customers to transact 24/7, we seek to ensure around-the-clock resilience and security. We have created a global network of Joint Operation Centres with state-of-the-art technology and highly trained staff to enable ‘always on’ monitoring, tracking, and handling of cyber threats and technology issues.

◾  The strengthening of controls and governance relating to technology. We have agreed standards and processes in place to manage the risks of operating and maintaining a complex technology estate across the Barclays Group. We have also reviewed our most critical banking services, and the internal processes that support them, in order to ensure that appropriate levels of resilience are designed and implemented for each service, depending on its criticality, and to identify and remove any single points of failure. A senior Accountable Executive has been assigned to each critical banking service, with responsibility for ensuring the resilience of that service and undertaking regular testing.

We also monitor both internal and external operational incidents as part of our formal ‘Lessons Learned’ and ‘Post Incident Review’ processes, as well as regularly using scenario planning to further improve our activities and plans in the event of an incident.

We believe that our approach is proving successful – between 2016 and 2017, operational incidents caused by technology reduced by 15%; between 2017 and 2018, operational incidents caused by technology reduced by 13%. Nevertheless, incidents do still occur and, when they do, we focus on minimising the impact on customers. This includes providing clear and timely updates through different channels in order to signpost customers to those services that are unaffected.

Whilst the Board is actively engaged in monitoring and overseeing cyber security and operational resilience, the control aspects of these issues are the responsibility of the Audit Committee and the operational risk issues are the responsibility of the Risk Committee. You can read more about the work of the Audit Committee and the Risk Committee on pages

12 to 21 and pages 31 to 36 respectively.

Barclays PLC 2018 Annual Report on Form 20-F 11

Governance: Directors’ report

What we did in 2018

Board Audit Committee report

Having overseen preparations for the implementation of IFRS 9, the Committee was well placed to monitor the impact of the new standard and ensure that such impact was clearly communicated to shareholders.

Dear Fellow Shareholders

2018 was another year of challenge and change for Barclays. One of the Committee’s most significant activities was overseeing Barclays’ transition from IAS 39 to the IFRS 9 Financial Instruments accounting standard, in particular the introduction of a forward-looking expected credit loss (ECL) model, which is designed to recognise losses earlier. Having overseen the Barclays Group’s preparation for the implementation of IFRS 9 over the last few years, my Committee colleagues and I were well placed to monitor the impact of the new standard and ensure that such impact was clearly communicated to shareholders. To this end, and in line with the Committee’s responsibility for ensuring the integrity of Barclays’ published financial information by debating and challenging the critical judgements and estimates made by management, we provided input on material disclosures relating to IFRS 9. Please refer to the report on the following pages for details of all of the material matters considered by the Committee in the last year.

On 1 April 2018, Barclays Bank UK PLC was established thereby completing structural reform. Having previously agreed the allocation of responsibilities, the Committee worked closely with the audit committees of Barclays Bank UK PLC and Barclays Bank PLC and with management to embed the necessary information flows and reporting in order to ensure that all three of the audit committees can discharge their responsibilities with the minimum amount of duplication. More generally, the intention of the new structure is that all of the Barclays Group entities operate alongside one another, but in accordance with the requirements of ring-fencing legislation. With this in mind, I held regular meetings with the chairs of the Barclays Bank UK PLC and Barclays Bank PLC audit committees and recently attended meetings of each of their committees. In turn, the chairs of those entities attended at least one Committee meeting during 2018. I also met frequently with members of senior management, including the Group Finance Director and Chief Internal Auditor, and continued my engagement with Barclays’

regulators both in the UK and the US. I reported regularly on the activities of the Committee to the Board of Barclays PLC.

Ensuring continued focus on the strengthening of Barclays’ control environment remained a priority for the Committee in 2018. I held regular meetings with the Chief Internal Auditor and members of her senior management team to ensure that I was aware of current work programmes and any emerging issues. I also agreed the Chief Internal Auditor’s objectives, and the outcomes of her performance assessment and remuneration. Following the success of previous networking events with Barclays Internal Audit (BIA), Committee members were once again given the opportunity to meet with senior members of the BIA management team on a less formal basis.

Having taken over the co-ordination of the Risk and Control Self-Assessment (RCSA) process in 2017, the Chief Controls Office has developed a more detailed self-assessment process which has assisted the business in proactively identifying controls which require remediation. We received regular updates from the Chief Controls Office on those controls and other issues. Following the stand-up of the Barclays Bank UK PLC and Barclays Bank PLC audit committees, the focus of these updates was on issues of significance to the Barclays Group, most of which related to services supplied by Barclays Execution Services.

The Committee continued to engage with senior management regarding areas of control weaknesses, and received presentations from a number of different areas of the organisation on the actions taken to address unsatisfactory audit reports.

In assessing control issues for disclosure in the Annual Report, the Committee applied similar concepts to those used for assessing internal financial controls for the purposes of Sarbanes-Oxley. The conclusion we reached is that there are no control issues that are considered to be a material weakness and which therefore merit specific disclosure.

I am proud to be Barclays’ Whistleblowers’ Champion. As Champion, I have specific responsibility for overseeing the integrity, independence and effectiveness of the Barclays Group’s whistleblowing arrangements, including the policies and procedures on protecting against victimisation. In this capacity, I am pleased to report that the recommendations arising from the independent review of the whistleblowing programme that was commissioned by the Board in 2017 have been implemented in full. This includes the standing-up of a centralised team to review and assess all concerns raised and, as necessary, direct those concerns to an appropriate team for investigation. The FCA and the PRA concluded their regulatory processes in relation to the investigation of certain matters involving our whistleblowing programme, and Barclays Bank PLC reached a settlement with the New York State Department of Financial Services in respect of its investigation into the same matters. Certain information relating to the whistleblowing programme will be provided to the FCA and the PRA for the years 2018 – 2020, and to the New York State Department of Financial Services for the years 2017 – 2020.

Committee performance

The performance of the Committee was assessed by Independent Board Evaluation, an independent, external corporate governance consultancy as part of the annual effectiveness review of the Board of Barclays PLC. The results show that the Committee is operating effectively, and the Board takes a high level of assurance from the technical competence and diligence of the Committee’s work. It is considered well constituted, with the right balance of skills and experience. Last year’s review commented on the need to manage a demanding agenda efficiently so that time is allocated to the most significant items for discussion.

12 Barclays PLC 2018 Annual Report on Form 20-F

The Committee sought to address this by embedding the progress made by the Audit, Reputation and Risk Committees in 2017 to avoid duplication where there is an overlap of responsibilities, and focusing on time management in meetings such that discussions, and presenters, are limited to the allocated time. The results of this year’s review note that there has been encouraging progress in relation to focus on key issues, but that there is still work to be done. The Committee will continue to focus on this point in the forthcoming year.

You can read more about the outcomes of the review of Board, Board Committee and individual Director effectiveness on page 25.

Looking ahead

In 2019, the Committee will continue to monitor the impact of IFRS 9, and the new IFRS 16 accounting standard pursuant to which companies will be required to bring most leases on-balance sheet from 1 January 2019. We will also further develop our relationship with the audit committees of Barclays Bank UK PLC and Barclays Bank PLC to ensure that all three audit committees operate effectively and in a streamlined manner.

Finally, Sally Clark, our current Chief Internal Auditor, has decided to retire. I would like to take this opportunity to thank her both personally and on behalf of the Committee for her support and dedication in the role over the last five years. The Committee will be involved in the process to appoint a successor, and will be seeking to ensure that we appoint a candidate who continues with her work establishing BIA as a world leading function.

Mike Ashley

Chair, Board Audit Committee

20 February 2019

Committee allocation of time (%)

	2018		2017

1 Control issues	8		11

2 Business control environment	12		15

3 Financial results	46	*	33
(including IFRS 9)

4 Internal audit matters	14	†	25

5 External audit matters	13		8

6 Other (including litigation,	7		8
governance and compliance)

*   The increased amount of time allocated to financial results in 2018 reflects the role of the Committee in monitoring the impact of the IFRS 9 Financial Instruments accounting standard and ensuring that such impact was clearly communicated to shareholders, including providing input on material disclosures.

†  The reduced amount of time allocated to internal audit matters in 2018 is reflective of the progress made by Barclays Internal Audit in addressing the Matters Requiring Attention identified by the Federal Reserve Bank of New York, the issues arising from the PRA’s horizontal review of the function, and the recommendations made by Deloitte following its independent review of Barclays Internal Audit in 2017.

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors, with membership designed to provide the breadth of financial expertise and commercial acumen it needs to fulfil its responsibilities. Its members as a whole have recent and relevant experience of the banking and financial services sector, in addition to general management and commercial experience, and are financially literate. In particular, Mike Ashley, who is the designated financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act, is a former audit partner who, during his executive career, acted as lead engagement partner on the audits of a number of large financial services groups. Matthew Lester held a number of senior finance roles across a range of business sectors, including financial services, during his executive career. You can find more details of the experience of Committee members in their biographies on pages 5 and 6.

During 2018, the Committee met nine times and the chart above shows how it allocated its time. Attendance by members at Committee meetings is shown below. Committee meetings were attended by representatives from management, including the Group Chief

Executive, Group Finance Director, Chief Internal Auditor, Chief Controls Officer, Chief Risk Officer, Chief Operating Officer, Group General Counsel and Head of Compliance, as well as representatives from the businesses and other functions. The lead audit partner of KPMG (the Barclays Group’s external auditor) attended all Committee meetings in 2018 – from January to July this was Guy Bainbridge; from August onwards this was Michelle Hinchliffe. The Committee held a number of separate private sessions with each of the Chief Internal Auditor and the lead audit partner, which were not attended by management.

Member	Meetings attended/eligible to attend
Mike Ashley	9/9
Tim Breedon	9/9
Crawford Gillies	9/9
Matthew Lester	9/9
Diane Schueneman	9/9

Committee role and responsibilities

The Committee is responsible for:

◾	assessing the integrity of the Barclays Group’s financial reporting and satisfying itself that any significant financial judgements made by management are sound

◾	evaluating the effectiveness of the Barclays Group’s internal controls, including internal financial controls

◾	scrutinising the activities and performance of the internal and external auditors, including monitoring their independence and objectivity

◾	overseeing the relationship with the Barclays Group’s external auditor

◾	reviewing and monitoring the effectiveness of the Barclays Group’s whistleblowing policies and procedures

◾	overseeing significant legal and regulatory investigations, including the proposed litigation statement for inclusion in the statutory accounts.

The Committee’s work

The significant matters addressed by the Committee during 2018, and in evaluating the Annual Report and financial statements, are described on the following pages.

Financial statement reporting issues

The Committee’s main responsibility in relation to Barclays’ financial reporting is to review with both management and the external auditor the appropriateness of Barclays’ financial statements, including quarterly results announcements, half-year

Barclays PLC 2018 Annual Report on Form 20-F 13

Governance: Directors’ report

What we did in 2018

Board Audit Committee report

and annual financial statements, and supporting analyst presentations, with its primary focus being on:

◾	assessing whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Barclays’ position and performance, business model and strategy
◾	material areas where significant judgements have been made, along with any significant assumptions or estimates, or where significant issues have been discussed with or challenged by the external auditor
◾	the quality and acceptability of accounting policies and practices
◾	any correspondence from financial reporting regulators in relation to Barclays’ financial reporting.

Accounting policies and practices

The Committee discussed reports from management in relation to the identification of critical accounting judgements and key sources of estimation uncertainty, significant accounting policies and the proposed disclosure of these in the 2018 Annual Report.

Following discussions with both management and the external auditor, the Committee approved the critical accounting judgements, significant accounting policies and disclosures, which are set out in Note 1,

‘Significant accounting policies’, to the consolidated financial statements.

Two new significant accounting standards became effective from 1 January 2018, IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. Further information regarding these changes can be found in Note 1 to the consolidated financial statements. During 2018, the Committee was regularly updated on Barclays’ implementation of IFRS 9, in particular in relation to the new ECL model, which represented a fundamental change in approach to impairment

The Committee discussed with management the key technical decisions and interpretations required, and Barclays’ approach to these.

Financial reporting regulators and Barclays

The Committee from time to time considers comment letters and papers from external bodies including the SEC and the Financial Reporting Council (FRC). In that regard, the Committee considered the following:

◾	the FRC’s Annual Review of Corporate Governance and Reporting, which summarised key characteristics of good corporate reporting from the 2017/18 reporting year

◾	the FRC’s Year-End Advice Letter to Audit Committee Chairs and Finance Directors, which highlighted key developments for the 2018/19 reporting year
◾	the FRC’s IFRS 9 Thematic Review, which looked at disclosures in 2018 interim accounts relating to the implementation of IFRS 9.

The Committee sought to ensure that Barclays took due account of the matters raised in the letters and papers described above in its external reporting, and sought to enhance and clarify relevant disclosures, as appropriate.

From time to time, Barclays receives comment letters from the SEC in relation to its review of the annual report and other publicly filed financial statements. Such comment letters and Barclays’ responses are made publicly available by the SEC on its website, sec.gov, once it has closed each such review. Barclays did not receive any such comment letters from the SEC during 2018.

Significant judgements and estimates

The significant judgements and estimates and actions taken by the Committee in relation to the 2018 Annual Report and financial statements are outlined below. The significant judgements and estimates are broadly comparable in nature to prior years. Each of these matters was discussed with the external auditor during the year and, where appropriate, has been addressed in the Auditor’s Report on pages 203 to 204.

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Fair, balanced and understandable reporting (including country-by- country reporting and Pillar 3 reporting)

Barclays is required to ensure that its external reporting is fair, balanced and understandable.

The Committee undertakes an assessment on behalf of the Board in order to provide the Board with assurance that it can make the statement required by The UK Corporate Governance Code 2016.

◾  Assessed through discussion with and challenge of management, including the Group Chief Executive and Group Finance Director, whether disclosures in the Annual Report and other financial reports were fair, balanced and understandable.

◾  Evaluated reports from Barclays PLC’s Disclosure Committee on its assessment of the content, accuracy and tone of the disclosures.

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

Having evaluated all of the available information and the assurances provided by management, the Committee concluded that the processes underlying the preparation of Barclays’ published financial statements, including the 2018 Annual Report and financial statements, were appropriate in ensuring that those statements were fair, balanced and understandable.

In assessing Barclays’ financial results statements over the course of 2018, the Committee specifically addressed and provided input to management on the disclosure and presentation of:

◾  the impact of IFRS 9 on, among other things, Barclays’ CET1 ratio, credit risk disclosures in the Pillar 3 report and shareholders’ equity

◾  the Group Finance Director’s presentations to analysts

◾  the level of segmental reporting.

The Committee recommended to the Board that the 2018 Annual Report and financial statements are fair, balanced and understandable.

14 Barclays PLC 2018 Annual Report on Form 20-F

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Impairment (refer to Note 7 to the financial statements)

Barclays has implemented IFRS9 by developing models to calculate expected credit losses in a range of economic scenarios. The key areas of judgement include setting modelling assumptions, developing methodologies for the weighting of economic scenarios, establishing criteria to determine significant deterioration in credit quality and the application of management adjustments to the model output.

◾  Assessed impairment experience against forecast, and considered whether impairment provisions were appropriate.

◾  Evaluated the impact of IFRS 9 on impairment.

◾  Monitored the Barclays Group’s ECLs, model changes, scenario updates, post-model adjustments, and volatility.

◾  Monitored SOX compliance in relation to IFRS 9 controls and, specifically, the ECL calculation.

The Committee received a number of deep dive presentations from the Finance and Credit officers responsible for the IFRS 9 implementation.

The Committee considered in detail the key IFRS 9 assumptions relating to staging criteria and the weighting of economic scenarios.

The Committee reviewed model adjustments and scenario updates made by management to ensure that impairment allowances were set at appropriate and adequate levels. In particular, the Committee reviewed the basis of the adjustment of £150m made to reflect current economic uncertainty in the UK.

The Committee agreed that the provision levels for impairment were appropriate.

In light of the need for additional disclosures to be made in relation to IFRS 9, the Committee reviewed management’s ‘dry run’ of the year end IFRS 9 disclosures which focused on those disclosures that were either new or significantly impacted. The Committee also reviewed the final IFRS 9 disclosures which, whilst understandbly still evolving, the Committee believed gave a good explanation of the impacts.

Conduct provisions (refer to Note 25 to the financial statements)	Barclays makes certain assumptions and estimates, analysis of which underpins provisions made for the costs of customer redress, such as for Payment Protection Insurance (PPI).

◾  Regularly analysed the judgements and estimates made with regard to Barclays’ provisioning for PPI claims, taking into account forecasts and assumptions made for PPI complaints and actual claims experience for Barclays and the industry as a whole, including the volume of invalid PPI claims.

◾  Debated the impact on the future range of provisions arising from (i) the August 2019 time-bar on claims, (ii) the PPI marketing campaigns, and (iii) the fee cap on the submission of PPI complaints by claims management companies.

◾  Evaluated the adequacy of the PPI provision, considering whether the total provision is within the modelled range of future outcomes, and whether the external auditor agreed with management’s analysis and approach.

◾  Monitored the position on provisions for alternative PPI (card protection and payment break plan insurance) and considered whether further provisions were required.

Throughout the year, the Committee and management continued to monitor closely any changes in customer or claims management companies’ behaviour in light of the FCA time-bar and marketing campaign, and the ongoing impact of the Plevin case. Having reviewed the key factors impacting the PPI provision, the PPI provision was increased in Q1 2018. Following this increase, the Committee agreed with management’s assessment that the current provision of £888m was appropriate. The Committee noted that this estimate remains subject to significant uncertainty, in particular regarding the level of valid customer claims that may be received in the period to August 2019. In this context, the Committee was satisfied that sensitivities to the key variables were appropriately disclosed.

Barclays PLC 2018 Annual Report on Form 20-F 15

Governance: Directors’ report

What we did in 2018

Board Audit Committee report

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Legal, competition and regulatory provisions (refer to Notes 27 to 29 to the financial statements)

Although a number of significant legacy litigation issues were resolved during 2018, Barclays is engaged in various legal, competition and regulatory matters. The extent of the impact on Barclays of these matters cannot always be predicted, but matters can give rise to provisioning for contingent and other liabilities depending on the relevant facts and circumstances. The level of provisioning is subject to management judgement on the basis of legal advice and is, therefore, an area of focus for the Committee.

◾  Evaluated advice on the status of current legal, competition and regulatory matters.

◾  Assessed management’s judgements and estimates of the levels of provisions to be taken and the adequacy of those provisions, based on available information and evidence.

◾  Considered the adequacy of disclosure, recognising that any decision to set provisions involves significant judgement.

The Committee discussed provisions and utilisation. Having reviewed the information available to determine what was both probable and could be reliably estimated, the Committee agreed that the level of provision at the year end was appropriate. The Committee also considered that the disclosures made provided the appropriate information for investors regarding the legal, competition and regulatory matters being addressed by the Barclays Group.
Long-term viability

The Directors are required to make a statement in the Annual Report as to the long-term viability of Barclays. The Committee provides advice to the Board on the form and content of the statement, including the underlying assumptions.

◾  Evaluated at year end a report from management setting out the view of Barclays’ long-term viability based on Barclays’ MTP. The report covered forecasts for capital, liquidity and leverage, and included forecast performance against regulatory targets, outcomes of the stress test of the MTP and forecast capital and liquidity performance against stress hurdle rates, funding and liquidity forecasts as well as an assessment of global risk themes and the Barclays Group’s risk profile.

◾  Considered the viability statement in conjunction with Barclays’ risk statements and strategy/business model disclosures.

◾  Addressed feedback from investors, the FRC and other stakeholders on viability statements in general.

The Committee agreed that the appropriate timeframe for the viability statement continued to be three years.

Taking into account the assessment by the Risk Committee of stress testing results and risk appetite, the Committee agreed to recommend the viability statement to the Board for approval

Valuations (refer to Notes 13 to 17 to the financial statements)	Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available.

◾  Evaluated reports from the Group Financial Controller.

◾  Monitored the valuation methods applied by management to significant valuation items, including the Barclays Group’s Education, Social, Housing and Local Authority portfolio and a valuation disparity with a third party in respect of a specific long dated derivative portfolio.

The Committee noted that there were no new significant valuation judgements during the year.
Tax (refer to Note 9 to the financial statements)	Barclays is subject to taxation in a number of jurisdictions globally and makes judgements with regard to provisioning for tax at risk, and on the recognition and measurement of deferred tax assets.

◾  Evaluated the appropriateness of tax risk provisions to cover existing tax risk.

◾  Confirmed that the forecasts and assumptions supporting the recognition and valuation of deferred tax assets was in line with Barclays’ Medium Term Plan (MTP).

◾  Monitored the impact to Barclays of the US framework for tax legislation, which was enacted on 22 December 2017, including the Base Erosion Anti-abuse Tax (BEAT).

The Committee reviewed Barclays’ global tax risk and associated provisions for the full year and noted that gross tax risk increased slightly, and the level of tax provisions remained appropriate.

The Committee was pleased to note that the Barclays Group was not affected by BEAT in respect of 2018

16 Barclays PLC 2018 Annual Report on Form 20-F

Other significant matters

Apart from financial reporting matters, the Committee has responsibility for oversight of the effectiveness of Barclays’ internal controls, the performance and effectiveness of BIA and the performance, objectivity and independence of the external auditor. The most significant matters considered during 2018 are described in the table below.

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Internal control Read more about Barclays’ internal control and risk management processes on page 40.	The effectiveness of the overall control environment, including the status of any material control issues and the progress of specific remediation plans.

◾  Evaluated and tracked the status of the most material control issues identified by management through regular reports from the Chief Controls Officer, assessed against the Controls Maturity Model.

◾  Evaluated the status of specific material control issues (being data management, compliance, cyber, credit risk, model risk, resilience, technology and transaction operations) and tracked the progress of the associated remediation plans against agreed timeframes.

◾  Considered the second line of defence role in the oversight of operational risk controls, including financial controls over operational risk.

◾  Evaluated reports on the internal control environment from the external auditor.

◾  Evaluated quarterly updates on lessons learned from Critical risk events, which were tracked by the Chief Controls Office.

The Committee welcomed the ongoing transition to a “business as usual” environment following the significant volume of work that had been undertaken as part of the Barclays Internal Controls Enhancement Programme, supported by the RCSA process.

The Committee continued to use the output from the RCSA process in its review of the control environment, and welcomed the introduction of more granularity, which has provided greater visibility on controls requiring remediation and associated risks. The Committee, together with the Risk Committee, received a deep dive presentation on this enhanced process in the course of the year. The Committee also received deep dives on control hot spots, including operational resilience and third party fraud.

The Committee monitored the implementation of the Operational Risk and Control System (ORAC) and tracked the transition of all issue reporting into that system. In addition, the Committee continued to provide feedback on the reporting of material control issues.

Business control environment	The effectiveness of the control environment in each individual business, including the status of any material control issues and the progress of specific remediation plans.

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

◾  Received updates from management on the Designated Market Activities remediation plan, which addresses Barclays’ regulatory commitments to the Federal Reserve Bank of New York (the Fed) and other US and UK regulators in relation to sales and trading practices across the FX, Rates and other Markets related business areas.

The Committee received regular deep dive control environment presentations. These provided further detail of management’s assessment of the business unit control environment and key areas of focus, including key control hot spots for the businesses. The Committee also received a number of presentations from business heads following unsatisfactory audit reports. The Committee challenged the business regarding their role in identifying the control issues, and requested confirmation from management regarding the remediation programme as well as the timeframes and accountability for delivery of that plan.

The effectiveness of the control environment in the Chief Operating Office (COO) and the status and remediation of any material control issues.

◾  Scrutinised on a regular basis the COO control environment through deep dives and management updates, taking the opportunity to directly challenge and question functional leaders, including the Chief Operating Officer, on the progress of remediation plans.

The Committee was pleased to note continuing progress to address control issues in accordance with the agreed timescales.

Barclays PLC 2018 Annual Report on Form 20-F 17

Governance: Directors’ report

What we did in 2018

Board Audit Committee report

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Raising concerns	The adequacy of the Barclays Group’s arrangements to allow employees to raise concerns in confidence and anonymously without fear of retaliation, and the outcomes of any substantiated cases.

◾  Monitored enhancements to the whistleblowing programme following the independent review that was commissioned by the Board in 2017.

◾  Reviewed the examples of best practice in the FCA’s Review of Firms’ Whistleblowing Arrangements.

◾  Monitored whistleblowing metrics, including case load and case ageing.

◾  Monitored instances of retaliation reports, and whether any instances had been substantiated.

◾  Received a presentation from BIA following its audit of the Investigations and Whistleblowing team.

As Whistleblowing Champion, the Chair of the Committee presented his annual report on whistleblowing matters to the Board.

The Committee continued to encourage and support the provision of training to colleagues and managers on whistleblowing issues, and received their own whistleblowing training. The Committee was pleased to note that the volume of cases remains proportionate to Barclays’ size and footprint.

The Committee was also pleased to note that the recommendations arising from the independent review of the whistleblowing programme had been implemented in full, and had been subject to validation by the Global Compliance Assurance team. Following the enhancements made, the Committee considered that the whistleblowing programme generally met with best practice as identified by the FCA’s Review.

The Barclays PLC Environmental Social Governance Report 2018 includes further details regarding the Barclays Group’s whistleblowing procedures and controls.

Internal audit	The performance of BIA and delivery of the internal audit plan, including scope of work performed, the level of resources, and the methodology and coverage of the internal audit plan.

◾  Scrutinised and agreed internal audit plans, methodology and deliverables for 2018.

◾  Monitored BIA’s progress on delivery against the Matters Requiring Attention identified by the Fed, the issues arising from the PRA’s horizontal review of the function, and BIA’s response to feedback received as part of the independent external review commissioned by the Committee.

◾  Monitored delivery of the agreed audit plans, including assessing internal audit resources and hiring levels, and any impacts on the audit plan, and reviewing the reasons for the postponement of audits in greater depth.

◾  Debated audit risk appetite and issue validation.

◾  Tracked the levels of unsatisfactory audits, and monitored related remediation plans.

◾  Approved the appointment of the Chief Internal Auditor for Barclays Bank UK PLC and Barclays Bank PLC respectively.

◾  Discussed BIA’s assessment of the management control approach and control environment in Barclays Bank UK PLC, Barclays Bank PLC and the functions.

◾  Evaluated the outcomes from BIA’s annual self-assessment.

The Committee received semi-annual thematic control reports from BIA and a quarterly operational report during 2018.

The Committee observed that the issues arising from unsatisfactory audits indicated that there was still work to do in embedding the required level of control consciousness across the Barclays Group and ensuring that control exceptions were highlighted clearly in management reporting.

The Committee welcomed the progress made by BIA in addressing the Matters Requiring Attention identified by the Fed, the issues arising from the PRA’s horizontal review of the function, and the recommendations made as part of the independent external review.

The Committee confirmed that it was satisfied with the outcome of the self-assessment of BIA performance, which evidenced that the function generally conforms to the standards set by the Institute of Internal Auditors. It further confirmed that it felt able to rely on the work of BIA in discharging its own responsibilities.

18 Barclays PLC 2018 Annual Report on Form 20-F

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
External audit	The work and performance of KPMG.

◾  Met with key members of the KPMG audit team to discuss the 2018 audit plan and agree areas of focus.

◾  Assessed regular reports from KPMG on the progress of the 2018 audit and any material accounting and control issues identified.

◾  Discussed KPMG’s feedback on Barclays’ critical accounting estimates and judgements.

◾  Discussed KPMG’s draft report on certain control areas and the control environment ahead of the 2018 year end.

◾  Discussed the approach to KPMG’s annual report to the PRA which will be issued following completion of the 2018 audit.

◾  Considered the draft SOX control report and the draft audit opinion.

The Committee approved the audit plan and the main areas of focus. Separate audit partners were assigned to lead the audits of Barclays Bank UK PLC and Barclays Bank PLC and the scope of the audit was, therefore, necessarily revised to reflect a legal entity view.

Read more about the Committee’s role in assessing the performance, effectiveness and independence of the external auditor below. Further details of the Committee’s consideration of audit quality can be found in the ‘Governance in action’ section of this report on page 26.

In addition, the Committee also covered the following matters:

◾  tracked the progress of specific work being done to enhance Barclays’ financial crime controls, including the function’s investigation capabilities, particularly in relation to prevention and detection activities. The Committee also assessed the Group Money Laundering Officer’s annual report, which was also presented to the Barclays Bank UK PLC and Barclays Bank PLC audit committees

◾  assessed the status of the programme in place to ensure Barclays’ compliance with client assets (CASS) regulatory requirements, including approving the annual client assets audit report and discussing the potential impact of structural reform on client assets

◾  evaluated the outcomes of the assessment of the Committee’s performance and any areas of Committee performance that needed to be enhanced

◾  reviewed and updated its terms of reference, recommending them to the Board for approval.

External auditor

Following an external audit tender in 2015, KPMG was appointed as the Barclays Group’s statutory auditor. Michelle Hinchliffe of KPMG is the Senior Statutory Auditor.

Assessing external auditor effectiveness, objectivity and independence and non-audit services

The Committee is responsible for assessing the effectiveness, objectivity and independence of KPMG. This responsibility was discharged throughout the year at formal Committee meetings, during private meetings with KPMG, and through discussions with key executive stakeholders. In addition to the matters noted above, the Committee also:

◾   approved the terms of the audit engagement letter and associated fees, on behalf of the Board

◾  discussed and agreed revisions to the Barclays Group policy on the Provision of Services by the Group Statutory Auditor and regularly analysed reports from management on the non-audit services provided to Barclays

◾  evaluated and approved revisions to the Barclays Group policy on Employment of Employees or Workers from the Statutory Auditor and ensured compliance with the policy by regularly assessing reports from management detailing any appointments made

◾  was briefed by KPMG on critical accounting judgements and estimates and internal controls over financial reporting

◾  assessed any potential threats to independence that were self-identified and reported by KPMG

◾  met with KPMG to discuss the issues impacting KPMG as a firm, some of which were the subject of significant adverse press coverage

◾  reviewed the annual report on KPMG issued by the FRC’s Audit Quality Review (AQR) team

◾  received and discussed with the AQR team the findings from their review of KPMG’s 2017 audit of the Barclays Group

◾  received a report from KPMG regarding the draft findings from the review by the Public Company Accounting Oversight Board (PCAOB) of KPMG’s 2017 audit of the Barclays Group.

The AQR team reviewed the main judgmental areas of KPMG’s audit: the fair value of financial instruments (including trading, designated at fair value and derivative financial instruments); the impairment of loans and advances to customers; litigation provisions; conduct provisions; and the IFRS 9 transition disclosures. They identified improvements that, in their view, were required in these areas and in their discussion with the Committee highlighted, in particular, their findings as related to KPMG’s audit of the fair value of derivatives. The Committee discussed both the overall assessmentof the review and the areas for improvement in detail with KPMG, and noted the actions they had taken as regards the 2018 audit; the Committee also challenged KPMG as to whether any of the findings might be relevant to areas which had not been subject to the AQR team’s review. In addition, the Committee received a detailed paper from KPMG outlining the work they performed on the fair value of the derivatives portfolio in 2017. The Committee believes that KPMG has taken appropriate action as regards its 2018 audit. Furthermore, having understood the nature of the AQR team’s findings and KPMG’s work, particularly as regards the fair value of the derivatives portfolio, the Committee does not believe the findings affected the overall audit conclusions reached by KPMG in the 2017 audit.

The Committee received from KPMG a note of the draft PCAOB findings and discussed with KPMG both the findings and the proposed improvements to the audit that KPMG had implemented for the 2018 audit. The Committee noted that whilst the scope for the two reviews was not the same, the PCAOB did also cover the fair value of financial instruments and the impairment of loans and advances to customers. As regards the financial statement audit, the PCAOB raised no comments on the impairment of loans and only one comment on the valuation of a minor part of the trading portfolio. As regards the audit of financial controls required by Sarbanes-Oxley, the PCAOB noted that, in their view, KPMG had not performed adequate assessments of certain management review controls relating to loan impairment and valuation models. In this respect, both management and KPMG have been working to ensure that such review controls are documented at a sufficiently granular level to meet audit and regulatory expectations. Again, having considered in detail the comments raised and KPMG’s response, the Committee believes that KPMG has taken

Barclays PLC 2018 Annual Report on Form 20-F 19

Governance: Directors’ report

What we did in 2018

Board Audit Committee report

appropriate action as regards the 2018 audit and that the nature of the comments received from the PCAOB do not impact on the 2017 audit conclusions in respect of either the audit of the financial statements or internal financial controls.

KPMG’s performance, independence and objectivity during 2018 were also formally assessed at the beginning of 2019 by way of a questionnaire completed by key stakeholders across the Barclays Group, including the chairs of the Barclays Bank UK PLC and Barclays Bank PLC audit committees. The questionnaire was designed to evaluate KPMG’s audit process and addressed matters such as the quality of planning and communication, technical knowledge, the level of scrutiny and challenge applied and KPMG’s understanding of the business. In addition, as in the prior year, KPMG nominated a senior partner of the audit team reporting to the Senior Statutory

Auditor to have specific responsibility for ensuring audit quality. The Committee therefore met with the partner concerned without the Senior Statutory Auditor to receive a report on his assessment of audit quality, bearing in mind the comments received from the AQR team and PCAOB and the responses thereto.

Taking into account the results of all of the above, the Committee considered that KPMG maintained their independence and objectivity, and that the audit process was effective.

Non-audit services

In order to safeguard the Auditor’s independence and objectivity, the Barclays Group has in place a policy setting out the circumstances in which the Auditor may be engaged to provide services other than those covered by the Barclays Group audit. The Barclays Group Policy on the Provision of Services by the Group Statutory Auditor (the Policy) applies to all Barclays’ subsidiaries and other material entities over which Barclays has significant influence. The core principle of the Policy is that non-audit services (other than those legally required to be carried out by the Barclays Group’s Auditor) should only be performed by the Auditor in certain, controlled circumstances. The Policy sets out those types of services that are strictly prohibited and those that are allowable in principle. Any service types that do not fall within either list are considered by the Committee Chair on a case by case basis, supported by a risk assessment provided by management.

The Policy is reviewed on an annual basis to ensure that it is fit for purpose, and that it reflects applicable rules and guidelines. This year, following the completion of structural reform, the following material amendments were made to the Policy:

◾  references to ABSA/Barclays Africa Group Limited (BAGL), and its auditors Ernst and Young, were removed to reflect the full deconsolidation of BAGL from a regulatory perspective

◾  the Policy was updated to reflect an FRC staff guidance note entitled “The Auditor’s Provision of Restructuring Services to Public Interest Entity Participants in Bank Lending or Bond Funded Syndicates”

◾  the £25,000 tax planning and tax advice services threshold was removed from allowable non-audit services, which means that all such services now require approval. Tax advice to expatriate employees and training on the practice of tax law were added to the prohibited non-audit services listing

The Policy was further updated at the beginning of 2019 to align it with KPMG’s update to its own internal policy on non-audit services for FTSE 350 companies which provides that the Auditor should only be engaged to supply non-audit services where those services are ‘closely related’ to the audit.

The above changes were approved at a Barclays Group level by the Committee. This is in accordance with European Union law and FRC guidance, pursuant to which audit committees of Public Interest Entities (such as Barclays PLC) are required to approve non-audit services provided by their auditors to such entities, and subsidiary Public Interest Entities in the UK – such as Barclays Bank UK PLC and Barclays Bank PLC – can rely on the approval of non-audit services by the ultimate parent’s audit committee. It should be noted that audit services, and the fee cap, will be monitored by the relevant audit committee, as appropriate.

Under the Policy the Committee has pre-approved all allowable services for which fees are less than £100,000. However, all proposed work, regardless of the fees, must be sponsored by a senior executive and recorded on a centralised online system, with a detailed explanation of the clear commercial benefit arising from engaging the Auditor over other potential service providers. The audit firm engagement partner must also confirm that the engagement has been approved in accordance with the Auditor’s own internal ethical standards and does not pose any threat to the Auditor’s independence or objectivity. All requests to engage the Auditor are assessed by independent management before work can commence. Requests for allowable service types in respect of which the fees are expected to meet or exceed the above threshold must be approved by the Chair of the Committee before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the Committee as a whole. All expenses and disbursements must be included in the fees calculation.

During 2018, with the exception of one matter, all engagements where expected fees met or exceeded the above threshold were evaluated by either the Committee Chair or the Committee as a whole who, before confirming any approval, assured themselves that there was justifiable reason for engaging the Auditor and that its independence and objectivity would not be threatened. No requests to use KPMG were declined by the Committee in 2018 (2017: none). On a quarterly basis, the Committee scrutinised details of individually approved and pre-approved services undertaken by KPMG in order to satisfy itself that they posed no risk to independence, either in isolation or on an aggregated basis.

Two minor breaches of the Policy arose during the reporting period. In both cases, KPMG confirmed to the Committee that they did not consider their position of independence had been compromised. The Committee agreed with this assessment and action was taken to address the breaches and to ensure they do not recur.

For the purposes of the Policy, the Committee has determined that any pre-approved service of a value of under £50,000 is to be regarded as not material in terms of its impact on Barclays’ financial statements and has required the Group Financial Controller to specifically review and confirm to the Committee that any pre- approved service with a value of £50,000-£100,000 may be regarded as such. The Committee undertook a review of pre-approved services at its meeting in December 2018 and satisfied itself that such pre-approved services were not material in the context of their impact on the financial statements.

The fees payable to KPMG for the year ended

31 December 2018 amounted to £51m, of which £11m (2017: £10m) was payable in respect of non-audit services. A breakdown of the fees payable to the Auditor for statutory audit and non-audit work can be found in Note 40. Of the £11m of non-audit services provided by KPMG during 2018, the significant categories of engagement, i.e. services where the fees amounted to more than £500,000, included:

◾  audit-related services: services in connection with CASS audits (while the CASS audit fell within the Auditor’s scope of services, the fees for such services did not form part of the global fee arrangements and therefore required separate Committee approval pursuant to the Policy)

◾  other attest and assurance services: ongoing attestation and assurance services for treasury and capital markets transactions to meet regulatory requirements, including regular reporting obligations and verification reports.

20 Barclays PLC 2018 Annual Report on Form 20-F

As noted above, the Provision of Services by the Group Statutory Auditor Policy was updated to clarify that the Barclays Group should only engage the Auditor to supply non-audit services where those services are ‘closely related’ to the audit. Having reviewed the non-audit services that have been provided by KPMG since their appointment as the Barclays Group’s external auditor with effect from the financial year beginning 1 January 2017, we believe that this change will have limited impact on the Barclays Group. For example, all of the non-audit services provided by KPMG in 2018 fall within the new policy and would, therefore, have been permissible. Of the £10m of non-audit services provided by KPMG during 2017, KPMG would have been prohibited from providing services amounting to less than £300,000 pursuant to the new policy.

The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014

An external audit tender was conducted in 2015 and the decision was made to appoint KPMG as Barclays’ external auditor with effect from the 2017 financial year, with PwC resigning as the Barclays Group’s external auditor at the conclusion of the 2016 audit.

Barclays is in compliance with the requirements of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services.

Provided that KPMG continue to maintain their independence and objectivity, and the Committee remains satisfied with their performance, the Barclays Group has no intention of appointing an alternative external auditor before the end of the current required period of 10 years.

Governance in action – Audit quality

Although BIA, as the Barclays Group’s internal auditor, and KPMG, as the Barclays Group’s external auditor, have primary responsibility for the quality of their respective audits, the Committee plays an important role in promoting and supporting audit quality through its various responsibilities (as detailed in its terms of reference).

The Committee gains insight into the activities of BIA, and its effectiveness, in three ways. Firstly, BIA maintains a quality assurance and improvement programme that covers all aspects of BIA’s activity across the Barclays Group and which is overseen by the Committee. In the event that any issues are identified in relation to BIA’s work for Barclays Bank UK PLC and/or Barclays Bank PLC, such issues will be reported to the relevant audit committee. Secondly, the independent Internal Audit Quality Assurance team samples all of BIA’s work on an annual basis and presents its findings to the Committee. Thirdly, the Committee commissions an external assessment of BIA at least once every five years with the last such review being undertaken during the second half of 2017. To the extent that the Committee is made aware of any development areas or issues, it endeavours to monitor the delivery of any remedial actions.

The Committee oversees the Group’s relationship with its external auditor and is responsible for reviewing the performance, independence and objectivity of the external auditor in order to decide whether to recommend to the Barclays PLC Board a proposal for shareholders to reappoint the current external auditor. As part of that review, which is organised at a Barclays Group level, the views of the Barclays Bank UK PLC and Barclays Bank PLC audit committees are sought. In addition, this year, the Committee met with the nominated senior partner on the audit team who has responsibility for ensuring audit quality - without the Senior Statutory Auditor – in order to receive a report on his assessment of audit quality. KPMG provided the Committee with a report regarding the draft findings from the Public Company Accounting Oversight Board’s review of KPMG’s 2017 audit of Barclays, and the findings of the FRC’s Audit Quality Review (AQR) team review of KPMG’s 2017 audit of Barclays were also shared with the Committee. The AQR team monitors the quality of the audit work of statutory auditors and audit firms in the UK that audit certain entities, including banks such as Barclays. They conduct reviews of individual audits, and focus on the appropriateness of key audit judgments made in reaching the audit opinion and the sufficiency and appropriateness of the audit evidence obtained; reviews of firm-wide procedures are wide-ranging in nature and include an assessment of how the culture within firms impacts on audit quality.

The Committee believes that high quality audit is the primary mechanism for providing stakeholders with assurance that the financial statements give a true and fair view of their company and, therefore, promotes market confidence in the company’s financial reports. For these reasons, the Committee continues to be an advocate of high quality audit and keeps abreast of the debate as to whether audits, and auditors, are fit for purpose by regularly reviewing industry guidance from, for example, the FRC and the International Organization of Securities Commissions. The Committee provided information in response to the request from the Competition & Markets Authority for its review into competition in the UK audit market – which will examine three main areas: choice, resilience and incentives – and we look forward to reviewing the conclusions of that study.

Barclays PLC 2018 Annual Report on Form 20-F 21

Governance: Directors’ report

What we did in 2018

Board Nominations Committee report

The Committee, alongside the Board, is very alive to the benefits of diversity in order to avoid ‘group think’ and to ensure that the Board and senior management team more closely reflect the diversity of the communities they serve.

Dear Fellow Shareholders

2018 saw the establishment of our new corporate structure, and the embedding of the newly constituted Barclays Bank UK PLC and Barclays Bank PLC boards comprising distinct combinations of executive and non-executive directors. Throughout this period of change, the Committee continued to consider regularly the composition of, and succession plans for, the Barclays PLC Board in order to ensure the right balance of diversity, experience and skills to provide the strategic oversight needed to motivate colleagues and sustain our business over the long term. In this respect, we were pleased to appoint Mary Anne Citrino as a non-executive Director in July 2018, the Committee having followed its usual approach of engaging an executive search firm and conducting a rigorous search and selection process. You can find out more about Mary Anne’s background, experience and skills in her biography on page 6. We also look forward to welcoming Nigel Higgins, my successor, as Chairman with effect from the conclusion of the AGM on 2 May 2019. Nigel’s appointment marks the culmination of an intensive recruitment process led by a sub-committee of the Board chaired by our Senior Independent Director, Crawford Gillies, and is made with the full approval and support of the Nominations Committee. You can read more about Nigel’s recruitment and appointment in the ‘Governance in action’ section of the Board report on page 26.

On 19 March 2018, we announced various Board changes to reflect the post-ring-fencing structure:

◾  Sir Gerry Grimstone, who was Deputy Chairman and Senior Independent Director of Barclays PLC and Chair of the Barclays PLC Reputation Committee, moved instead to become Chairman of Barclays Bank PLC. He remains a non-executive Director of Barclays PLC

◾  Sir Ian Cheshire was appointed Chairman of Barclays Bank UK PLC. He remains a non-executive Director of Barclays PLC

◾  Crawford Gillies was appointed Senior Independent Director of Barclays PLC

◾  Mary Francis was appointed Chair of the Barclays PLC Reputation Committee

Continuing on the theme of succession, one of the Committee’s key considerations is the processes for executive succession. During the year, we closely monitored the status and progress of the Barclays Talent and Succession strategy - which is aimed at attracting and retaining the best talent for the Barclays Group - and provided management with guidance and input on the strategy, as appropriate. The Committee also reviewed diversity in the talent pipeline and discussed ways in which high performing individuals within senior management can be developed and nurtured in order to strengthen our succession pipeline.

The Committee was encouraged by Barclays’ ever increasing commitment to diversity. The Committee, alongside the Board, is very alive to the benefits of diversity at board level and in senior management, both in terms of gender, ethnicity and more broadly, in order to avoid “group think” and to ensure that the Board and the senior management team more closely reflect the diversity of the communities that they serve. In light of the Hampton Alexander and Parker Reviews, the Board Diversity Policy and Committee terms of reference were reviewed in order to ensure that both documents reflect our commitment to identifying, attracting, retaining and promoting the best talent, irrespective of the gender, ethnic background, religion or other defining characteristic of any candidate. The Board Diversity Policy and the Committee’s terms of reference are available at home.barclays/corporategovernance.

In July 2016, Barclays was proud to become one of the first signatories to HM Treasury’s Women in Finance Charter and remains committed to its pledge to improve gender diversity within the financial services sector. Work has continued towards our target of 33% female representation on the Board by 2020, not least, with the appointment of Mary Anne Citrino as a non-executive Director to the Board. The Committee also reviewed the Barclays Group’s progress towards building a diverse and inclusive workforce, including reviewing updates on progress made across the Barclays Group against the five global pillars of Barclays Diversity and Inclusion strategy: gender, disability, LGBT, multicultural and multigenerational. Find out more about this in the People section on pages 47 to 52.

Committee performance

The performance of the Committee was assessed by Independent Board Evaluation, an independent, external corporate governance consultancy as part of the annual effectiveness review. The results confirm that the Committee is performing effectively, and that the role and responsibilities of the Committee are clear and well understood. Last year’s review noted that the Committee needed to be mindful of ensuring that all non-executive Directors received the same flow of information in relation to decisions and discussions by the Committee. The Committee sought to address this through the delivery of updates by me, as Chair of the Nominations Committee, to the Board and outside of scheduled Board meetings, to the extent appropriate. This year’s review notes that this is something that now needs to be further built upon. More information on the 2018 review of Board, Board Committee and individual Director effectiveness, and progress made against the findings of the 2017 review, can be found on page 25 and 26.

Looking ahead

Whilst it is always a difficult choice to retire from a company as prestigious as Barclays, I am delighted that the Board has appointed Nigel Higgins to succeed me as Chairman. I have every confidence that Nigel will be a superb steward of both the Board and the bank as Barclays continues to progress following the substantial restructuring of the past few years.

John McFarlane

Chair, Board Nominations Committee

20 February 2019

22 Barclays PLC 2018 Annual Report on Form 20-F

Committee allocation of time (%)
	2018	2017
1 Corporate governance matters	13	8
2 Board and Board Committee composition	41	45
3 Succession planning and talent	27	33
4 Board Effectiveness	11	11
5 Other	8	6

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. The members of the Committee are John McFarlane, Mike Ashley, Tim Breedon, Sir Ian Cheshire, Crawford Gillies, Sir Gerry Grimstone, and Reuben Jeffrey III. You can find more details of the experience of Committee members in their biographies on pages 5 and 6.

During 2018, the Committee met five times and the chart shows how it allocated its time. Attendance by members at Committee meetings is shown below. Committee meetings were attended for the relevant agenda items by the Group Chief Executive, the Group HR Director and the Group Head of Talent. The Global Head of Diversity and Inclusion also attended to the extent required.

Member	Meetings attended/eligible to attend

John McFarlane	5/5
Mike Ashley	5/5
Tim Breedon	5/5
Sir Ian Cheshire	5/5
Crawford Gillies	5/5
Sir Gerry Grimstone	5/5
Reuben Jeffery III	4/5

Committee role and responsibilities

The Committee is responsible for:

◾	supporting and advising the Board in ensuring that it is comprised of individuals who are best able to discharge the duties and responsibilities of Directors

◾	evaluating the balance of skills, experience,
independence, knowledge and diversity, on the Board

◾	ensuring that both appointments and succession plans are based on merit and objective criteria and, within this context, promoting diversity of gender, social and ethnic background, cognitive and personal strengths

◾	agreeing the annual Board performance evaluation process and considering its effectiveness

◾	ensuring that the Board has appropriate corporate governance standards and practices in place and revising these in order to ensure that they are consistent with best practice

◾	appointing directors to, and removing directors from, the boards of certain significant subsidiaries of the Barclays Group (with the recommendation of the relevant nominations committee, and the approval of the relevant board, where appropriate) and agreeing appropriate policies and processes to apply to the governance of those subsidiaries.

The Committee’s work
The significant matters addressed by the Committee during 2018 are described on the following pages.
Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Board and Board Committee composition	The membership of the Board, and the current and future composition of the Board and its Committees.

◾  Reviewed the Board skills matrix and discussed the key skills and experience needed on the Board in the context of future strategic direction and structural reform, including any areas requiring strengthening from a skills and succession perspective.

◾  Identified the requirement for additional non-executive Directors with attributes including investment banking experience, retail banking experience and also digital / technology experience.

◾  Continued the search for an additional female non-executive Director with the relevant skill set.

◾  Played an important role in the search for the Chairman’s successor.

◾  Reviewed the membership, size and composition of the Board Committees.

The Committee prepared an appropriate individual specification for an additional non-executive Director and shared it with executive search firm, Egon Zehnder. Egon Zehnder was advised that, subject always to applying rigorous, objective criteria, in the context of Barclays’ strategic direction and the diversity of gender, social and ethnic backgrounds, cognitive and personal strengths, there was a preference for female candidates in light of the Board’s diversity target of having 33% female representation on the Board by 2020. Egon Zehnder prepared a long-list of candidates (including references and CVs), which was reviewed by the Committee. A shortlist was prepared, and the candidates were interviewed. Mary Anne Citrino was identified as the preferred candidate, and was appointed to the Board on 25 July 2018.

The Committee continues its search for an additional female non-executive Director – preferably with retail banking experience and digital/technology experience – to further promote diversity of gender on the Board. Any appointment made will be based on merit and, as mentioned above, objective criteria.

Board composition of Barclays Bank UK PLC and Barclays Bank PLC in preparation for the legal entity stand up on 1 April 2018 under the Structural Reform Programme	The composition of the Barclays Bank UK PLC and Barclays Bank PLC boards.	◾ Finalised the establishment of the boards of Barclays Bank UK PLC and Barclays Bank PLC, and discussed the suitability of potential candidates identified to join those boards.

The Committee finalised the appointments to the boards of Barclays Bank UK PLC and Barclays Bank PLC ahead of the execution of structural reform. This included the appointment of Chairs to these Boards in Sir Ian Cheshire and Sir Gerry Grimstone respectively, and taking the opportunity to appoint a dedicated Senior Independent Director within Barclays PLC in Crawford Gillies.

Barclays PLC 2018 Annual Report on Form 20-F 23

Governance: Directors’ report

What we did in 2018

Board Nominations Committee report

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Executive succession planning and talent management	Succession planning and talent management at the Barclays Group Executive Committee level.

◾  Reviewed the progress being made against Barclays’ Talent and Succession strategy, including monitoring diversity within the talent pipeline.

◾  Discussed updates from the Group HR Director on the Barclays Group Executive Committee succession plans, including assessing emergency cover, the existing talent pipeline and any potential gaps.

◾  Considered individuals identified as potential Barclays Group Executive Committee successors and discussed next steps for their development.

◾  Assessed the succession plans for the most critical business unit and functional roles, and discussed how to develop the high performing individuals identified.

The Committee reviewed the succession pipeline of the Barclays Group Executive Committee and their direct reports. The Committee was encouraged that all Barclays Group Executive Committee roles had at least one female successor, and that 33% of the total successors identified were female. Barclays is committed to achieving 33% female representation among the Barclays Group Executive Committee and their direct reports by 2020, and as at year-end 2018 we are reporting 28% female representation among this population.

The Committee also discussed the continued use of ex officio posts to both the Barclays Group Executive Committee and business executive committees to give senior individuals more exposure to Barclays Group matters. This serves to not only broaden the scope of perspectives within the relevant committee but also to develop those individuals thus ensuring a healthy pool of potential candidates in the succession pipeline.

Diversity and Inclusion	Ensuring Barclays attracts and retains the best talent.	◾ Reviewed the Barclays Group’s progress towards continuing to build a diverse and inclusive workforce.

The Committee received regular updates from the Global Head of Diversity and Inclusion on progress made across the firm against the five global pillars of Barclays Diversity and Inclusion strategy: Gender, Disability, LGBT, Multicultural and Multigenerational. Whilst acknowledging that there is more to do, the Committee was pleased with the progress that had been made.

Further detail on this progress can be found above under “Board and Board Committee Composition” and in the People section on pages 47 to 52.

In addition, the Committee also covered the following matters:

◾  considered the results of, and agreed the action plan in respect of, the 2017 Board effectiveness review and the process for the 2018 Board and Board Committee effectiveness review

◾  monitored Directors’ conflicts of interests, and Directors’ induction and training

◾  evaluated the outcomes of the assessment of the Committee’s performance and any areas of Committee performance that needed to be enhanced

◾  reviewed the Committee’s terms of reference, recommending them to the Board for approval

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

The Committee frequently considers a skills

matrix for the Board, which identifies the core competencies, skills, diversity and experience required for the Board to deliver its strategic aims and govern the Barclays Group effectively. Certain attributes identified in the skills matrix have a target weighting attached to them and these are regularly updated to reflect the needs of the Barclays Group. The Committee reviews the skills matrix when considering a potential new appointment to the Board, as well as reviewing the current and expected Board and Board Committee composition. This helps to determine a timeline for proposed appointments to the Board.

To the extent that the Nominations Committee identifies any gaps in the Board’s profile – which may be a result of the forthcoming retirement of a Director, or in response to changing market needs – that information is used to inform the search for a new Director or Directors and the specific skills that are required will be identified; for example, an individual with international experience, or recent history serving on a particular board committee. The Charter of Expectations contains the key competencies, skills and experience expected of non-executive Directors, and these, in addition to other details such as expected time commitment, will be included in an individual specification. The Board and the Committee remain mindful of the targets set by the Hampton Alexander Review and the Parker Review respectively for FTSE 100 companies to have a minimum of 33% female representation on their board by 2020 and at least one “person of colour” on their board by 2021. The Committee considers CVs and references for potential candidates. Any candidates who are shortlisted will be interviewed by members of the Committee and, if applicable, key stakeholders and Barclays’ regulators may be asked to provide feedback on the proposed appointment. The Board is updated on the progress of the recruitment and interview process, and any feedback from the interviews is provided to the Board alongside a recommendation for appointment.

During 2018, executive search firms Egon Zehnder and Spencer Stuart were instructed to assist with the search for a new female non-executive Director and new Chairman, respectively. Neither firm has any other connection to Barclays, other than to provide recruitment services. Open advertising for Board positions was not used this year, as the

24 Barclays PLC 2018 Annual Report on Form 20-F

Committee believes that targeted recruitment is the optimal way of recruiting for such positions. Both of the firms used for non-executive Director recruitment have signed up to the Voluntary Code of Conduct for Executive Search Firms, which includes measures designed to improve gender diversity on boards.

In 2018, Barclays announced the appointment of Mary Anne Citrino as a non-executive Director with effect from 25 July 2018. Mary Anne has extensive board-level experience and brings strong commercial acumen, together with investment banking experience (see pages 6 and 323 for details of Mary Anne’s background, experience and skills). In addition, Barclays announced the appointment of Nigel Higgins as John McFarlane’s successor. For more details about Nigel’s recruitment and appointment, please refer to the “Governance in action” section on page 26.

The Directors in office at the end of 2018 were subject to an effectiveness review, as described on page 26, which considered, among other things, what specific contribution they made to the Company. Based on the results of this review, the Board accepted the view of the Committee that each Director proposed for election or re-election continues to be effective, and contributes to the Company’s long-term sustainable success, specific details of which can be found on page 26. Having served on the Board for nine years, Reuben Jeffery III and Dambisa Moyo will both retire from the Board at this year’s AGM and will not, therefore, be standing for re-election.

The Committee noted certain stakeholder concerns with respect to the following Directors’ proposed re-election at last year’s AGM:

◾	Sir Ian Cheshire’s time commitments. Since Sir Ian’s appointment in 2017, his time commitments have not been an issue. Sir Ian has been available as and when required by the Barclays Group, and he attended 100% of scheduled and additional Board meetings in 2018 (some of which were often called on short notice). He is an effective Barclays PLC non-executive Director. Subsequent to the year end, Sir Ian’s role as Chairman of Debenhams Plc came to an end.

◾	Crawford Gillies and the appointment of our former auditor, PwC, as external adviser to the Remuneration Committee. Prior to the appointment of KPMG as the Barclays Group’s external auditor on 31 March 2017 (formally approved at the 2017 AGM in May 2017), PwC was the Barclays Group’s external auditor. PwC was subsequently appointed as the independent adviser to the Remuneration Committee in October 2017, following a robust tender process. The PwC team providing advice to the Committee is different to the past audit team, and the Committee is satisfied that the advice provided is independent and objective.
◾	Mike Ashley’s re-election as a non-executive Director following the appointment of KPMG as the Barclays Group’s Auditor. The Committee confirms that although Mike was Chair of the Audit Committee at the relevant time, since he is a former KPMG partner he had no involvement in the audit tender process, the recommendation to the Board nor the decision to appoint KPMG as the Barclays Group’s Auditor. The audit tender process was led by Tim Breedon.

◾	Tim Breedon has been a Director for over six years and, accordingly, his independence was subjected to a more rigorous review pursuant to the recommendations of The UK Corporate Governance Code 2016. Having considered Tim’s interests outside of the Barclays Group and other relationships which could materially affect his ability to exercise independent judgement, the Committee concluded that there were no circumstances which would impact upon Tim’s ability to act in the best interests of Barclays PLC. The Committee remains satisfied that the length of Tim’s tenure has no impact on his level of independence, or the effectiveness of his contributions

In light of the recommendations set out in The UK Corporate Governance Code 2018, Barclays PLC introduced a new procedure, with effect from 1 January 2019, requiring all Directors to request pre-clearance prior to taking on any additional commitments, including but not limited to directorships, and to indicate in the clearance request the likely time commitment involved. The Company Secretary maintains a record of each Director’s commitments. This new procedure will enable the Board to track individual Directors’ commitments in order to satisfy itself that no Director is over-committed. With regard to new Director appointments, all potential candidates are asked to disclose their significant commitments, and to give an indication of the time spent on those commitments. This information is taken into account by the Committee when considering proposed appointments on the basis that all Directors are expected to allocate sufficient time to their role on the Board in order to discharge their responsibilities effectively.

Review of Board, Board Committee and individual Director effectiveness

Process

In recent years, the Board has assessed its effectiveness, and that of the Board Committees and the individual Directors, annually in a process facilitated by an independent third party. This has been driven by the Board’s belief that an effective board is key to the delivery of a company’s strategy, and that an objective, external perspective helps to identify what is working well and priorities for improvement, and promotes open discussion, resulting in a more effective Board. A full external review of the Barclays PLC Board, Board Committees and individual Directors was carried out during Q4 of 2018.

Independent Board Evaluation (IBE), which is an independent, external corporate governance consultancy with no other connection to the Barclays Group, was once again chosen to facilitate the effectiveness review on the basis that it offered not only the relevant skills but also prior knowledge of the Board and thus the ability to provide more insightful feedback. Consistent with previous years, IBE carried out interviews with the Directors to obtain feedback on the effectiveness of the Board throughout 2018, and also attended several Board and Board Committee meetings. Although not required by The Code, the boards of each of Barclays Bank UK PLC and Barclays Bank PLC have also elected to engage IBE to evaluate them, in order to enhance their effectiveness and ensure that they are operating optimally. This will, ultimately, provide the Barclays Group with a unique perspective as to the interaction of the boards and board committees of these companies, and the fitness for purpose of our new governance framework.

IBE issued their final report to the Board in December 2018 on the findings of the effectiveness review. In addition, the Chairman was provided with a report and feedback on the performance of each of the Directors, and the Senior Independent Director received a report on the Chairman.

Following consideration of the findings of the 2018 Board and Board Committee effectiveness reviews, the Directors remain satisfied that the Board and each of the Board Committees are operating effectively.

2017 findings of the Board effectiveness review and actions taken in 2018

Key findings of the 2017 Board effectiveness review, which was also facilitated by IBE, were that improving business performance would need to be a particular focus for 2018 and that structural reform – particularly the need for clear accountability and delineated responsibilities in the new structure between the individual boards and board committees – was regarded as a major challenge.

Following completion of structural reform, and the resolution of a number of significant legacy litigation and conduct matters, the executive team has been able to apply even greater focus to improving the performance of the business in the course of 2018 and has done so effectively. In relation to the second finding, and as noted earlier, a review of the governance processes across the Barclays Group was undertaken in order to ensure the effective operation of each of the boards and the respective board committees. In order to streamline governance processes, where appropriate, and clarify relationships between and among management and Barclays PLC, as well as the individual boards and their respective committees, the Board has agreed a new set of governance operating procedures and protocols which are detailed in a ‘Corporate Governance Operating Manual’ (the Manual). The Manual is intended to promote efficient, effective and cohesive governance across the respective boards and board committees, and has been approved and adopted and is in the process of being further embedded.

Barclays PLC 2018 Annual Report on Form 20-F 25

Governance: Directors’ report

What we did in 2018

Board Nominations Committee report

2018 Board effectiveness review

Feedback from the 2018 Board effectiveness review, facilitated by IBE, included that the execution of structural reform had gone well, financial results were encouraging and legacy issues were being resolved satisfactorily. Board members commented that the Board was well supported, and papers and presentations had improved, and Directors induction was strong. The review yielded a number of recommendations, a high level summary of which is set out below. The Board intends to take action to address each of these recommendations during the course of 2019.

Recommendations:

◾  The Board is large relative to peers and the whole Board should be engaged in considering how the Board might be reduced in size to a more manageable level whilst having careful regard to the board skills matrix and relevant role profiles, to diversity and to succession planning.

◾  The Board should ensure that the company’s purpose and values are fully aligned with its culture and that all Directors lead by example and promote the desired culture.

◾  Enhanced training for Board members and senior executives on UK corporate governance, in particular for those with limited “UK plc” experience, would be helpful, as would refresher training sessions and more opportunities for site visits.

◾  To enable the Board to spend more time on longer-term and strategic issues, a short set of annual objectives setting out what the Board and Board Committees need to achieve would help to bring further focus on key issues in each forum, and will result in papers and meetings being more effective in terms of length and duration, respectively.

The 2018 Board effectiveness review considered diversity when assessing the effectiveness of the Board.

Board Committee effectiveness

The 2018 Board Committee effectiveness review was carried out by IBE. It was noted that this was the first review post-structural reform. The process involved both interviews with the Board Committee members and completion of a questionnaire, following which an effectiveness review report of the findings was provided to the Board Chairman and each Board Committee Chair. The conclusion of the Board Committee effectiveness review is that the Board Committees are working effectively. You can read more about the findings for each Board Committee within each Board Committee Chair’s letter.

Governance in action – Recruiting and appointing a new Chairman

As a result of John McFarlane’s wish to serve for a maximum of four years on the Barclays PLC Board, and his anticipated retirement in 2019, Barclays PLC needed to identify and recruit a new Chairman. Whilst the Nominations Committee would normally lead the process for the identification and recommendation of the Chairman’s successor, given the importance of the role of Chairman, the Board was keen to involve all of the non-executive Directors in the recruitment process, rather than just those non-executive Directors who were members of the Nominations Committee. The Board asked the Senior Independent Director, Crawford Gillies, to convene a group of non-executive Directors – the Chairman’s Appointment Oversight Committee (CAOC) – to lead the search process for the Chairman’s successor, and to identify and recommend one or more candidates for consideration by the Chairman’s Appointment Committee (CAC). The CAOC, led by Crawford, comprised Tim Breedon, Mary Francis, and Reuben Jeffery III. The CAC, also chaired by Crawford, comprised all of the non-executive Directors, apart from the Chairman himself. The CAC was responsible for considering the candidate or candidates nominated by the CAOC, and for nominating and recommending a candidate for consideration and approval in principle by the Board, subject both to the relevant candidate being approved by the PRA and the FCA, and terms of appointment being agreed between the candidate and Barclays PLC.

Process

It was agreed that the main candidate attributes included excellent chairing skills, sufficient financial services experience such that the individual could “hit the ground running”, international exposure, experience of UK corporate governance, the ability to think strategically, and willingness to challenge management. With these skills and attributes in mind, Spencer Stuart, an external search consultant, were engaged to support the search and selection process.

Search

Spencer Stuart conducted a rigorous global search and identified 160 potential candidates. Over time, and having sought the views of the Directors – including John McFarlane – on the preferred type of candidate for the role, the long list was reduced. The Nominations Committee and the Board were both provided with regular updates on the status of the search.

Recruitment

Following the initial interview process, Nigel Higgins emerged as the preferred candidate on the basis of: his extensive experience in, and understanding of, banking and financial services, gained through a 36-year career at Rothschild; his strong track record in leading and chairing a range of organisations, and in acting as a strategic adviser to multiple major corporations and Governments internationally; and his wealth of experience in the operation of a financial services group, in building teams and culture on an international scale, and in growing businesses. He also demonstrated the strong personal qualities and the understanding of UK corporate governance required to be Chairman of Barclays PLC, including the stature, gravitas, resilience and willingness to challenge management and the rest of the Board, as and when required.

Having confirmed his interest in the role, Nigel undertook a series of further interviews and met with each of Crawford, Tim, Mary, Reuben and the Group Chief Executive. As part of the process, the Remuneration Committee met to consider and approve the financial terms of the letter of appointment to be entered into by Barclays PLC and Nigel. The Board held an additional meeting to specifically discuss the proposed appointment of Nigel as Chairman, and to allow Directors to share their feedback, and the feedback from external references, on him. The Board granted full authority to the Nominations Committee to finalise and agree Nigel’s terms of appointment, and to undertake any further necessary actions required in respect of his appointment. Ultimately, Nigel’s appointment was approved by the Board and announced on 2 November 2018. Nigel will join the Board as a non-executive Director of Barclays PLC on 1 March 2019, and will succeed John McFarlane as Chairman with effect from the conclusion of this year’s AGM.

26 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2018

Board Reputation Committee report

The Committee welcomed the launch of Barclays’ new Purpose, which emphasises that our financial services play an essential role in enabling individuals and businesses to seize their opportunities.

Dear Fellow Shareholders

This is my first report to you as Chair of the Board Reputation Committee. I took over from Sir Gerry Grimstone on 1 April 2018, when he was appointed Chair of Barclays Bank PLC. I would like to thank Sir Gerry for all he did during his two years as Chair of the Committee. We welcomed Mike Turner to the Committee on 11 January 2018.

The Committee supports the Board in delivering its vision of Barclays’ Purpose, Culture and Values, in reviewing the management of conduct and reputation risk, and in overseeing how Barclays meets its corporate and societal obligations. We do this through challenging the leaders of the business at all levels, by examining data and indicators, and through ‘deep dives’ into specific areas of the bank.

In 2018 the Committee encouraged management to ensure that its objectives for culture and standards of conduct were clearly understood and embedded in each part of the bank. We welcomed the launch of Barclays’ new Purpose, which emphasises that our financial services play an essential role in enabling individuals and businesses to seize their opportunities. The Purpose is underpinned by the Values of the organisation: respect, integrity, service, excellence and stewardship.

At each of our meetings we reviewed the Culture Dashboard, which provides data on how far the Values are embedded in the organisation’s actual behaviours and actions. The results showed a sustained and positive trend. The annual survey by the Banking Standards Board (BSB) of the culture in 26 member banks provides an important external lens to complement our internal data. At our December 2018 meeting we discussed the results of their latest survey with Dame Colette Bowe and Alison Cottrell, Chair and CEO of the BSB. We were encouraged to hear that colleagues described Barclays as innovative and were positive about our initiatives to strengthen wellbeing and gender diversity. The Committee agreed with the BSB’s comments on areas of focus – which were similar for Barclays’ peers – including the need for sensitive management of changes associated with new technology and innovation, reducing organisation bureaucracy and improving employee working environments.

Oversight of conduct across the organisation is an essential part of our work. Barclays has a strong framework of conduct risk controls, focussed on preventing harm to customers or markets, or any form of financial crime. The Committee received regular reports on compliance with this framework from the Chief Compliance Officer and the heads of the Financial Crime team, Human Resources, Risk and Internal Audit. We reviewed at each meeting data from the Conduct and Complaints Dashboards and undertook ‘deep dives’ into actual or potential problem areas. Despite disappointments, such as the problems arising with the introduction of our online investment service, Smart Investor, we welcomed the evidence of strengthening controls and positive trends in conduct breaches and disciplinary cases across the bank.

Following the successful introduction of the dashboards over the past two years, the Committee agreed that they should be developed further so that cultural and conduct indicators are brought more clearly together, are well suited to each individual business entity, and are sufficiently forward looking. Barclays UK, Barclays International, and Barclays Execution Services have all been contributing to the review, and the revised Culture and Conduct dashboards will be an important underpin to our work in 2019.

As our shareholders will know, Barclays has a strong and longstanding commitment to managing the environmental and social impacts of our business, recognising that our success is closely linked to that of the communities in which we live and work. A recurring topic in our discussions has been climate change and the challenges for business in balancing the need to maintain the supply of energy to support economic growth and prosperity while also meeting the goals of the Paris Accord. In 2018 we challenged and discussed with management Barclays’ approach to financing businesses which operate in sectors that are sensitive because of their relative carbon intensity or local environmental impact. This has resulted in the publication of a policy statement on our approach to energy and climate change, as well as statements on World Heritage Sites and Ramsar Wetlands, all of which can be found on our website. During 2018 the

Committee also encouraged management in its drive to identify and control reputational risk as clearly as it does conduct risk. We approved a new reputation risk framework in October 2018.

With important changes in the structure of the Barclays Group in 2018, the Committee reviewed the governance framework for oversight of conduct and reputation across the organisation. We were pleased that the Group Chief Executive agreed to attend our meetings regularly at my invitation, so that we continue to focus on strong leadership of the culture and conduct of the Group as a whole. We have established effective relationships with the boards and committees of Barclays Bank UK PLC and Barclays Bank PLC. We strengthened our interactions with the Risk Committee: it was particularly valuable to share the results of Strategic Risk Assessments by the operational risk team, with recommendations on improving the product risk review and financial crime control processes. We maintained our close relationship with the Remuneration Committee, since performance incentives are integral to conduct and culture.

Committee performance

The performance of the Committee was assessed by Independent Board Evaluation, an independent, external corporate governance consultancy as part of the annual effectiveness review. The results confirm that the Committee is operating effectively, and note that it is thorough in its approach. Last year’s review suggested that further consideration needed to be given to the continued oversight of Conduct and Reputation Risk matters post-structural reform. This is something that is being kept under review by the Committee, and we are considering inviting more business heads to present their views to the Committee in addition to the presentations from function heads we currently receive. You can read more about the outcomes of the review of Board, Board Committee and individual Director effectiveness on page 26.

Barclays PLC 2018 Annual Report on Form 20-F 27

Governance: Directors’ report

What we did in 2018

Board Reputation Committee report

Looking ahead

Finally, I would like to record my thanks to the Committee members, Group Chief Compliance Officer, Laura Padovani, and wider senior management for their continued hard work. In 2019, the Committee looks forward to continuing its support of the Board in promoting its vision of Barclays’ purpose, values, culture and behaviours and of management in embedding the right Culture and Conduct across the Barclays Group, and driving down Conduct and Reputation Risk.

Mary Francis

Chair, Board Reputation Committee

20 February 2019

Committee allocation of time (%)
	2018	2017
1 Conduct and compliance	41	36
2 Culture	19	20
3 Reputation risk	16	14
4 Customer satisfaction	13	14
5 Citizenship	11	16

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. The members of the Committee are Mary Francis, Mike Ashley, Dambisa Moyo, and Mike Turner. Mike Turner joined the Board on 1 January 2018 and became a member of the Committee with effect from 11 January 2018. Sir Gerry Grimstone left the Committee on 1 April 2018 when he became Chair of Barclays Bank PLC. You can find more details of the experience of Committee members in their biographies on pages 5 and 6.

The Committee held five scheduled meetings during 2018 and the chart shows how it allocated its time. Attendance by members at Committee meetings is shown below. Committee meetings were attended by representatives from management, including the Group Chief Executive, Group Chief Compliance Officer, Chief Internal Auditor, Group Chief Risk Officer, Group General Counsel, Group Chief of Staff, Group HR Director and the Group Head of Corporate Relations, as well as representatives from the businesses and other functions. The lead audit partner of KPMG (the Barclays Group’s external auditor) attended all Committee meetings in 2018 – from January to July this was Guy Bainbridge; from August onwards this was Michelle Hinchliffe. Representatives from the BSB also attended two meetings.

Member	Meetings attended/eligible to attend*
Mary Francis	5/5
Mike Ashley	5/5
Sir Gerry Grimstone (to 1 April 2018)	2/2
Dambisa Moyo	5/5
Mike Turner	5/5

*  Including one combined meeting of the Risk Committee and the Reputation Committee.

Committee role and responsibilities

The Committee is responsible for:

◾	supporting the Board in promoting its collective vision of Barclays’ purpose, values, culture and behaviours

◾	reviewing, on behalf of the Board, the management of Conduct and Reputation risk

◾	overseeing Barclays’ conduct in relation to its corporate and societal obligations, including setting the guidance, direction and policies for Barclays’ approach to customer and regulatory matters and Barclays’ Citizenship Strategy, including advising the Board and management on these matters

◾	safeguarding the independence of and overseeing the performance of Barclays’ Compliance function, including the performance of the Group Chief Compliance Officer.

The Committee’s work

The significant matters addressed by the Committee during 2018 are described on the following pages.

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Conduct risk	Conducting robust reviews of any current and emerging risks arising from the inappropriate provision of financial services

◾  Discussed updates from management on conduct risk and considered performance against key conduct risk indicators, and the status of initiatives in place to address those risks and further strengthen the culture of the business.

◾  Requested and considered deep dive analyses on conduct risk, including on progress in developing intelligence- led initiatives to combat fraud.

◾  Received reports on internal audit activities relating to conduct, including details of any unsatisfactory audit reports and remediation steps identified.

◾  Received updates on the implementation of the revised Code of Conduct, The Barclays Way.

◾  Reviewed the Compliance function’s annual compliance plan.

Management was engaged in thorough discussion and challenge on the conduct risk dashboard, and alignment with the Culture Dashboard.

The Committee was particularly pleased with the level of conduct risk insight received from the use of data analytic tools and from the deep dive sessions.

The Committee benefited from the presentation of material conduct structured scenario assessments, described in the ‘Governance in action’ section of this report on page 30.

The Committee challenged management to align analysis and control of conduct risk with that of other Principal Risks, such as Market and Credit Risk, and approved the revised Conduct Risk Management Framework and the 2019 Annual Compliance Plan.

28 Barclays PLC 2018 Annual Report on Form 20-F

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Cultural progress	Reviewing management’s progress in embedding a values-based culture across the organisation

◾  Debated Culture dashboards and the progress being made to embed cultural change across Barclays globally.

◾  Received regular updates on colleague engagement metrics and the results of employee Your View surveys.

◾  Received reports on internal audit activities relating to culture.

◾  Considered and discussed with representatives of the Banking Standards Board the results of their 2017 and 2018 Annual Reviews of Barclays and received periodic updates from management detailing follow up against the 2017 key findings.

◾  Received information on management’s initiatives to improve colleague well-being and resilience, including actively encouraging employees to work dynamically and bolstering the supportive environment in which colleagues feel able to talk about the impacts of stress and mental health concerns.

Following the Committee’s challenge to improve the use of the Culture Dashboard, it was satisfied with management’s progress to evolve and align the culture dashboards with the conduct dashboards

Through consideration of the Your View results in each quarter, the Committee was encouraged by the high colleague engagement scores achieved throughout 2018 and especially in response to launch of the new Purpose, and by improvements made to the perception of colleagues’ working environments, and in reducing bureaucracy. The Committee appreciated management’s acknowledgement that further improvement is still required in these areas and of the need to continue to embed and instil the desired culture Group-wide, and was supportive of the work undertaken by the Group Chief Executive to continue to drive the desired culture across the Barclays Group.

The Committee regularly discussed the importance of an open and honest culture in which colleagues feel able to speak up and raise concerns.

Reputation and brand	Ensuring that Reputation risks and issues are identified and managed appropriately.

◾  Reviewed at each meeting key significant and emerging Reputation risks facing Barclays, receiving specific information on business action to address those issues and the outcomes of horizon scanning.

◾  Regularly evaluated the measures being taken to understand external perceptions of the Bank, including 2018 YouGov Reputation Research.

◾  Considered whether the process for identifying, managing and overseeing reputation risk was functioning effectively.

◾  Reviewed the refreshed Reputation Risk Management Framework.

The Committee achieved greater oversight from enhanced Reputation risk reports, and minutes of meetings of Risk Committees of major subsidiaries.

The Committee held significant discussion on and challenged management to, enhance the Reputation Risk framework to better align it to other Principal Risks Frameworks, and approved the refreshed Reputation Risk Management Framework.

Customer satisfaction	Ensuring fair outcomes for customers by monitoring complaints volumes, the standard and quality of complaints handling processes, root cause analysis of complaints, and other relevant metrics.

◾  Received bi-annual updates on complaints and challenged the performance against key indicators.

◾  Considered the quality of the processes in place to address and resolve customer complaints.

◾  Monitored trends in the underlying causes of complaints and considered forward looking analysis to identify events (both industry-wide and Barclays-specific) which could influence the volume and timings of complaints.

The Committee was pleased to see a general downward trend (excluding PPI) in the overall number of complaints received by Barclays during 2018.

Management was challenged to make, and made, steady progress in refining and aligning complaints management and reporting and the Committee noted that and that further improvement was required.

Barclays PLC 2018 Annual Report on Form 20-F 29

Governance: Directors’ report

What we did in 2018

Board Reputation Committee report

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Environmental and social matters, including Citizenship

Monitoring progress against Barclays Citizenship plan and considering and approving the approach to future Citizenship strategy. Overseeing Barclays’ commitment to managing its impact on broader society, including conduct in relation to corporate and societal obligations.

◾  Received and considered the bi-annual summary Citizenship dashboards, assessing status updates on the Shared Growth Ambition as the plan drew to an end.

◾  Reviewed Barclays’ ratings and relative peer ranking in external ESG benchmarks and tracked external perceptions on Citizenship through stakeholder and media analysis.

◾  Reviewed updates at each meeting on reputation risk considerations of sensitive sector engagement.

The Committee was pleased with the strong successes created by Shared Growth Ambition (2016-2018) and it approved management’s approach to evolving Barclays’ Citizenship strategy for 2019, and supported the extension of our community investment initiatives (LifeSkills, Connect with Work and Unreasonable Impact) and ensuring that our public commitments are clear.

The Committee recognised the need for greater clarity in Barclays’ public social and environmental commitments and challenged management to assess and improve communication on Barclays’ positioning. The Committee approved the policy statements on Coal, World Heritage Sites and Ramsar Wetlands, published in April 2018 and the comprehensive Energy and Climate Change Statement published in January 2019.

In addition, the Committee also covered the following matters:

◾  received and reviewed minutes of Barclays Bank UK PLC and Barclays Bank PLC risk committee meetings

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

Governance in action – Structured Scenario Assessments

Structured Scenario Assessments (SSAs) were developed by the Barclays Group Operational Risk Team. They use scenario analysis to explore the risks in extreme but plausible situations. The results provide the opportunity to understand, assess and manage tail risk as well as contributing to calculations of capital requirements and risk tolerance across the Barclays Group. The SSAs covering operational risk highlight that instances of misconduct - especially arising from mistreatment of customers and markets, and financial crime - are among the most significant tail risks facing most banks today.

The Committee has had sight of all prescribed scenario topics used in the SSAs, and it requested presentations on a number of those which are conduct focused. At its meetings in June, October, and December, the Committee received presentations on:

◾  Operational Risk: Conduct Capital Allocation

◾  Retail Mis-selling

◾  Financial Crime

The Committee gained valuable insights from these presentations on the drivers of past cases of misconduct in the banking sector, and ways of strengthening controls to guard against extreme risks in the future, for instance through enhanced product review processes. It is very supportive of the use of SSAs by the business, and the level of technical insight of conduct-related risks they bring to the Committee. They provide an opportunity for the Committee to independently challenge and explore the topics, methodology and results. The Committee will continue to receive presentations on the material conduct-related SSAs during 2019.

30 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Directors’ report

What we did in 2018

Board Risk Committee report

One of the key roles of the Committee is to review and challenge the risk appetite of the bank: its ability to earn an appropriate return while being able to withstand shocks.

Dear Fellow Shareholders

During 2018, the Committee continued to pay careful attention to the potential impact of macro-economic developments and market volatility on the risk profile of the bank. As in 2017, these issues remain challenging and we continue to work with management to position the bank conservatively to deal with political and economic uncertainty. In particular, the Committee has closely examined the impact of uncertainty stemming from the process of UK withdrawal from the European Union (EU), as well as the broader global political and economic landscape. In addition, it has reviewed the operational risk profile of the bank, and its resilience to internal and external threats. Themes that the committee evaluated in 2018 included UK corporate and consumer credit risk, in particular in the context of uncertainty created as a result of the possibility of a disorderly UK withdrawal from the EU – in this context the Committee is also monitoring operational resilience in relation to leaving the EU without reaching an agreement, considering issues of operational and broader business continuity. Other key risks that the committee is monitoring with potential for wider contagion include those related to increased market volatility and the impact of a Chinese slowdown, although direct exposure to the latter is limited and of high quality. The Committee also considered updates on risk themes related to US Consumer Credit and European peripheral and redenomination risk, as well as operational risks related to cyber security. These risks are actively monitored and managed and the Committee maintains regular oversight of the risk profile and actions taken.

Credit risk management in 2018 was particularly focused on maintenance of the defensive positioning of our UK portfolios, continuing the approach which has been pursued since the UK Referendum on leaving the EU in June 2016. Following a high profile single-name corporate failure in 2017, the Committee also received a detailed analysis from management on ‘Tall Tree’ exposures in the Corporate bank, both in the UK and US, to understand the portfolio composition, governance and approval processes, as well as key risks and mitigants. The Committee was satisfied that the portfolio was operating satisfactorily within established limits but encouraged management to maintain a high level of vigilance. In addition, based on concerns of a US economic slowdown and wider global trade shocks affecting global growth, the Committee also reviewed with management the Barclays Group’s Leveraged Finance portfolio exposure, which was split between direct (portfolio holds) and indirect (underwriting) risk. In terms of consumer credit, debt levels had continued to rise both in the UK and US. However, a steady transition to a higher quality book together with management’s conservative approach to lending continued the good progress of previous years to strengthen the Barclays Group’s credit risk profile across the consumer portfolio. This continued focus on book quality is evidenced by a significant reduction in impairment for the year.

In relation to risk-taking in the Investment Bank, the Committee monitored the progress across a number of initiatives, and noted that growth had been appropriately controlled in line with stated intentions, and adequate controls through risk frameworks and second-line oversight were in place.

During the year, the Committee continued to monitor the progress being made by management in the identification, assessment and management of operational risk. An essential component is improvement in the Risk and Control Self-Assessments (RCSAs). These are now derived from a process-based approach which will enable management to better identify and manage operational risks. In addition, the Committee was pleased to see progress in the implementation of Structured Scenario Assessments (SSAs). These are used to evaluate operational risk arising from more extreme, but plausible situations. The Committee was able to review outputs from the SSAs related to Critical Application Disruption and Large Scale Data Disruption, both of which are key areas of regulatory focus in relation to operational resilience.

The Committee also evaluated Barclays approach to the management of cyber risk, receiving a briefing on the current cyber threat landscape and Barclays strategy and capability for responding to the threat. This included a detailed briefing on the build-out of transformational improvements to Barclays security programme. This work, which is scheduled to complete by 2019, includes a range of actions designed to enable more accurate prediction of cyberattacks and increase the speed of detection of cyber events.

One of the key roles of the Committee is to recommend to the Board the overall risk appetite of the bank: its ability to earn an appropriate return while being able to withstand shocks in the market and economic environment. In this context, as well as reviewing internal stress tests, the Committee monitors closely the assessment of Barclays PLC’s performance under a variety of regulatory stress tests including those conducted by the US Federal Reserve (CCAR) and the Bank of England (BoE) – in each case meeting the appropriate minimum capital requirments – and the biennial European Banking Authority (EBA) stress test.

Given the high level of reliance on model outputs in supporting our stress tests, the

Committee continued to evaluate progress made in the improvement of model risk management in the Barclays Group. While recognising that there is further work to do, the Committee is pleased that substantial progress was made through 2018 as evidenced by an increasingly stable model inventory and further improvements in documentation and control.

In late 2017, the Committee commissioned an external third party assessment of the Risk function, which was delivered in 2018. The review concluded that the function meets regulatory expectations, is meeting or exceeding industry standards, evidences effective and independent oversight with good evidence of challenge, with strong stewardship and technical competence. The Committee encouraged management to develop action plans to address the areas highlighted in the assessment where evolution of regulatory expectations or best practice will require focus in 2019 and these plans will be monitored by the Committee.

Barclays PLC 2018 Annual Report on Form 20-F 31

Governance: Directors’ report

What we did in 2018

Board Risk Committee report

Committee performance

The Committee’s performance during 2018

was assessed by Independent Board

Evaluation, an independent, external corporate governance consultancy as part of the annual effectiveness review. The results show that the Committee’s work is regarded as clear,

systematic and thorough, and the Board takes

assurance from the quality of the Committee’s

work. Last year’s review highlighted the need

to ensure that the way in which the Committee

works with the Audit Committee and the

Reputation Committee continues to capture all

significant issues effectively while minimising

any overlap. To address this, the Committee

sought to ensure that it continued to work

closely with the other Board Committees

during 2018 and the results of the review note

good co-ordination with the Audit Committee,

in particular. The results indicate that, in 2019,

it may be helpful to consider areas where the

work of the Committee could be further

streamlined in conjunction with the risk

committees of Barclays Bank UK PLC and

Barclays Bank PLC.

You can read more about the outcomes of the

review of Board, Board Committee and individual Director effectiveness on page 26.

Looking ahead

In 2019, the Committee will continue to focus

on the impact of the external environment on

the risk profile of the bank, particularly as the

position in relation to the UK withdrawal from

the EU becomes clearer. Following the

feedback from the independent Board

evaluation, we will also consider opportunities

to optimise activities with the risk committees

of Barclays Bank UK PLC and Barclays Bank

PLC. Finally, the committee will continue to

evaluate progress made by the Risk function in further developing its capabilities and impact.

Tim Breedon

Chair, Board Risk Committee

20 February 2019

Committee composition and meetings

The Committee is comprised solely of

independent non-executive Directors. You

can find more details of the experience of

Committee members in their biographies on pages 5 and 6.

Committee allocation of time (%)
	2018	2017
1 Risk profile/risk appetite (including capital and liquidity management)	56	53
2 Key risk issues	26	26
3 Internal control/risk policies	9	12
4 Other (including remuneration and governance issues)	9	9
* Based on scheduled meetings

During 2018, the Committee met nine times,

and the chart above shows how it allocated

its time. Two of the meetings were held at

Barclays’ New York offices. Committee

meetings were attended by representatives

from management, including the Group Chief

Executive, Group Finance Director, Group

Chief Internal Auditor, Group Chief Risk

Officer, Group Treasurer and Group General

Counsel, as well as representatives from the

businesses and other representatives from

the Risk function. The lead audit partner of KPMG (the Barclays Group’s external auditor)

attended all Committee meetings in 2018 –

from January to July this was Guy Bainbridge;

from August onwards this was Michelle Hinchliffe.

Member	Meetings attended/eligible to attend
Tim Breedon	9/9
Mike Ashley	9/9
Mary Anne Citrino (from 1 November 2018)	2/2
Reuben Jeffery III	8/9
Matthew Lester	9/9
Diane Schueneman	9/9

*	Including one combined meeting of the Risk Committee and the Reputation Committee

Committee role and responsibilities

The Committee is responsible for:

◾	recommending to the Board the Barclays Group’s risk appetite for financial, operational and legal risk

◾	monitoring financial, operational and legal risk appetite, including setting limits for individual types of risk, e.g. credit, market and funding risk

◾	monitoring the Barclays Group’s financial, operational and legal risk profile

◾	commissioning, receiving and considering reports on key financial operational and legal risk issues

◾	providing input from a financial and operational risk perspective to the Remuneration Committee to assist in its deliberations relating to incentive packages.

32 Barclays PLC 2018 Annual Report on Form 20-F

The Committee’s work

The significant matters addressed by the Committee during 2018 are described on the following pages.

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Risk appetite and stress testing

i.e. the level of risk the Barclays Group chooses to take in pursuit of its business objectives, including testing whether the Barclays Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress.

The risk context to Medium Term Plan (MTP), the financial parameters and constraints and mandate and scale limits for specific business risk exposures; the Barclays Group’s internal stress testing exercises, including scenario selection and financial constraints, stress testing themes and the results and implications of stress tests, including those run by the Bank of England (BoE) and the European Banking Authority (EBA).

◾  To discuss and agree stress loss and mandate and scale limits, for Credit Risk, Market Risk and Treasury and Capital risk.

◾  To evaluate the BoE annual cyclical stress test results, and the results of a stress test under the EBA biennial stress test submission.

◾  Considered and approve internal stress test themes and the financial constraints and scenarios for stress testing risk appetite for the MTP.

◾  To consider the Federal Reserve Board’s feedback of the US Intermediary Holding Company’s Comprehensive Capital Analysis and Review (CCAR) following the submission of the CCAR stress test results.

The Committee reviewed proposed enhancements to the Barclays Group’s stress testing processes which are designed to improve capabilities in this area.

The Committee reviewed and approved, for recommendation to the Board, the financial results of the MTP internal stress test exercise on the basis that Barclays remained within the Barclays Group’s Risk Appetite.

The Committee requested and received an overview of the stress testing principles and objectives which served to provide a helpful framework for the review of the stress test results submissions to the BoE and EBA.

The Committee approved the 2018 annual stress test results for submission to the BoE, including a range of strategic management actions, in addition to the standard BAU management actions designed to mitigate risk impacts.

Similarly, the Committee approved the results of the stress test under the biennial EBA stress test submission.

Capital and funding

i.e. having sufficient capital and financial resources to meet the Barclays Group’s regulatory requirements and its obligations as they fall due, to maintain its credit rating, to support growth and strategic options.

The trajectory to achieving required regulatory and internal targets and capital and leverage ratios.

◾  To review on a regular basis, capital performance against plan, tracking the capital trajectory, any challenges and opportunities and regulatory policy developments.

◾  To assess on a regular basis liquidity performance against both internal and regulatory requirements.

◾  To monitor capital and funding requirements.

The Committee examined and supported the forecast capital and funding trajectory and the actions identified by management to manage the Barclays Group’s capital position.

The Committee considered and approved the Barclays Group capital adequacy assessment together with the methodologies and results of the reverse stress testing for submission of the 2018 Internal Capital Adequacy Assessment Process (ICAAP) as well as the Barclays Group’s 2018 Individual Liquidity Adequacy Assessment Process (ILAAP). Approvals included, for the first time, assessments for Barclays Bank PLC and Barclays Bank UK PLC on an individual basis, as required by the Regulator.

The Committee also considered and discussed feedback from the Regulator in relation to the ICAAP submission and requested management to provide regular updates on planned improvements to the ICAAP process in response to the feedback.

Barclays PLC 2018 Annual Report on Form 20-F 33

Governance: Directors’ report

What we did in 2018

Board Risk Committee report

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Political and economic risk i.e. the impact on the Barclays Group’s risk profile of political and economic developments and macroeconomic conditions.	The potential impact on the Barclays Group’s risk profile of geopolitical developments, as well as continuing to monitor the potential political and economic impact of Brexit scenarios

◾  To review and discuss plans for the impacts of Brexit under various withdrawal scenarios.

◾  To consider trends in the UK and US economies, including the impact of rate rises.

◾  To assess the transmission effects of a Chinese economic slowdown/ trade war metrics arising from its influence on the world economy.

◾  To review exposures to Emerging Markets as a result of volatility in these markets arising from the impact of global political and economic events

In relation to the potential risk impacts of Brexit, considerations were escalated to include operational resilience to the impact risk of an exit with no agreement in place.

Other key material risk themes kept under review by the Committee included stress in US consumer credit and stress in UK property.

A new theme of Italian peripheral and redenomination risk was added as a key risk theme.

The Committee directed management to apply additional focus to monitoring evidence of rising global leverage, credit cycle and geopolitical risks.

Credit risk i.e. the potential for financial loss if customers fail to fulfil their contractual obligations.	Conditions in the UK housing market, particularly in London and the South East; levels of UK consumer indebtedness, particularly in the context of the risk of inflation and negative real wage growth; and the performance of the UK and US Cards businesses, including levels of impairment.

◾  To assess conditions in the UK property market and monitor signs of stress.

◾  To monitor how management was tracking and responding to persistent rising levels of consumer indebtedness, particularly unsecured credit in both the UK and US.

◾  To review Leveraged Finance portfolios in order to assess these were within risk appetite and manageable limits.

◾  To review business development activities in the Corporate and Investment Bank.

The Committee reiterated to management the need to ensure appropriate credit selection and discipline when selecting business, and the importance of consumer profiling to achieve better risk selection.

The Committee encouraged management to continue with its conservative approach to UK lending and supported pre-emptive measures to de-risk the UK Cards portfolio to guard against any downturn in the UK economy.

Operational risk i.e. costs arising from human factors, inadequate processes and systems or external events.	The Barclays Group’s operational risk capital requirements and any material changes to the Barclays Group’s operational risk profile and performance of specific operational risks against agreed risk appetite.

◾  To track operational risk key indicators.

◾  To consider specific areas of operational risks, including fraud, conduct risk, cyber risk, execution risk, technology and data, including the controls that had been put in place for managing and avoiding such risks.

◾  To review Barclays’ approach to scenario analyses as a risk management tool and assess a range of Structured Scenario Assessments which had been created to support assessments and management of tail risk within the business, stress testing and risk tolerance.

The Committee focused its attention on the financial and capital impacts of operational risk. In relation to cyber risk, the Committee received an update on the transformational improvements to Barclays’ security posture and associated controls in this area and endorsed management plans to remediate and implement new controls designed to enable more accurate prediction of cyberattacks and increase speed of detection of cyber events in order to minimise impact on Barclays and client/ customers. In relation to Fraud and Transaction Operation risks, the Committee requested and assessed a report on Barclays’ fraud capabilities to reduce losses in these areas.

The Committee approved the 2018 Operational Risk Tolerance Statement, which proposed a higher tolerance of operational risks, provided these have a ‘Risk Reduction Plan’ based on approved control improvements.

The Committee reviewed and approved two ‘material outsourcing’ programmes which supported the roll-out of Barclays Cloud outsourcing.

34 Barclays PLC 2018 Annual Report on Form 20-F

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Model risk i.e. the risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.	Model risk governance.

◾  To evaluate the appropriateness of the Barclays’ Model Risk Management framework, and monitor progress on the implementation of an enhanced modelling framework, including receiving updates on findings in relation to specific modelling processes.

The Committee reviewed and approved the Model Risk Framework and Tolerance Statement.

The Committee maintained oversight of Model risk and in particular monitored planned improvements to Barclays’ Model Risk Management framework and ongoing upgrade plans. This included reviewing and assessing Barclays’ material alignment with the PRA Supervisory Statement on stress test models. The Committee agreed an approach towards other Large Model Frameworks such as ICAAP, ILAAP and stress testing and monitored progress to ensure that the scope of Model Risk Management (MRM) implementation was expanded to bring into governance non-modelled methods used in other Large Model Frameworks. The Committee urged management to focus on remediation of models used in financial planning and stress testing where these were currently non-compliant with the regulator’s guidance.

In relation to progress with MRM implementation, the Committee observed progress with validation of Tier 1 (material) models which had been documented under new enhanced standards, as well as the documentation of Tier 2 and Tier 3 models.

The Committee also maintained oversight of the models used in the CCAR 2018 submission to ensure these were materially brought into governance by management. The substantive completion of this exercise was believed to have been a significant factor in the positive CCAR result.

Risk framework and governance	The frameworks, policies and talent and tools in place to support effective risk management and oversight.

◾  To track the progress of significant risk management projects, including progress on achieving compliance with the Basel Committee for Banking Supervision (BCBS239) risk data aggregation principles and reviewed the results of the 2017 Risk and Control Self-Assessment (RCSA) process across the Barclays Group together with an update on the approach to the 2018 RCSA process.

◾  To assess risk management matters raised by Barclays’ regulators and the actions being taken by management to respond.

◾  To review the design of the Barclays Group’s Enterprise Risk Management Framework (ERMF).

The Committee assessed during the year the Barclays Group’s risk management capability in the form of an independent assessment of the design and effectiveness of the Risk function.

The Committee discussed and approved an annual refresh of the Principal Risk Frameworks under the remit of the Committee.

The annual update to the ERMF was also approved by the Committee.

Remuneration	The scope of any risk adjustments to be taken into account by the Board Remuneration Committee when making remuneration decisions for 2018.

◾  To debate the Risk function’s view of performance, making a recommendation to the Board Remuneration Committee on the financial and operational risk factors to be taken into account in remuneration decisions for 2018.

The Committee discussed the report of the Chief Risk Officer and considered the proposal put forward in relation to the impact of relevant risk factors in determining 2018 remuneration.

Barclays PLC 2018 Annual Report on Form 20-F 35

Governance: Directors’ report

What we did in 2018

Board Risk Committee report

In addition, the Committee also covered the following matters in 2018:

◾  reviewed and assessed Barclays’ liquidity pool investment portfolio from a perspective of the limit framework defined by Risk

◾  considered and approved a large non- investment grade transaction underwriting commitment on the basis of exposure within distribution activity limits

◾  considered detailed report of ‘Tall Trees’ exposure in Corporate lending and Leveraged Finance portfolios

◾  considered detailed reports in relation to growth opportunities in the Investment Bank from a risk/activities perspective

◾  considered a report on the effectiveness of the Committee and any areas of the Committee’s performance that could be improved

◾  reviewed and updated its terms of reference, recommending them to the Board for approval.

Governance in action – Risk of the UK’s planned departure from the EU

A key focus of the committee in 2018 was the continued oversight of management’s actions to respond to the political and economic uncertainty following the UK’s decision to leave the EU, above and beyond the Group’s intention to continue to serve its customers in the EU through expansion of its banking licence in Ireland. The Committee’s oversight has evolved as the final date for the UK exit from the EU comes closer, and is summarised below:

◾  Throughout the year, management continued to update the committee on management of UK portfolio risks consistent with the cautious approach recommended in the light of political and economic uncertainty. Relevant risk themes were also monitored by the committee in considering the evolution of the risk profile, in particular those related to UK consumer and corporate risk, UK property price stress and the UK retail sector.

◾  As the potential for a disorderly exit from the EU increased, the Committee encouraged management to further intensify scrutiny over those sectors of the economy most likely to be adversely impacted and received reports highlighting management actions to proactively address these risks.

◾  In addition, to provide increased focus on issues of operational resilience associated with a disorderly Brexit, a ‘war room’ was established by senior management to identify those risks which were most pertinent to continuity of business, and the committee has reviewed and discussed the key risks highlighted and management’s risk mitigation approach. The risks considered by the Committee include operational, legal, people, liquidity and capital related risks.

◾  Finally, as the UK parliamentary process nears its conclusion, the Committee has received updates from management as to its monitoring of expected market volatility with additional oversight established to review and assess market behaviour, risk exposure, and operational impacts in the event of abnormal volatility and transaction volumes.

36 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Directors’ report

How we comply

Leadership

Role of the Board

As highlighted earlier in this report, the Board of Directors is responsible for promoting the highest standards of corporate governance in the Barclays Group. We act in a way that we consider promotes the success of Barclays for the benefit of shareholders as a whole, and are accountable to the shareholders for creating and delivering sustainable value. We are responsible for the overall leadership of the Barclays Group, including establishing its purpose, values and strategy, and satisfying ourselves as to the alignment of Barclays’ culture to its purpose, values and strategy. In 2018, the Board approved a new common purpose for the Barclays Group – Creating Opportunities to Rise – which reflects Barclays’ entrepreneurial spirit, relentless quest for better, customer and client centricity, and our commitments to society at large and to our colleagues.

The Board is also responsible for ensuring that management maintains a sound system of audit, risk management, compliance and internal control.

For further information about the role of the Board and its responsibilities, together with the Board governance framework, please see page 8 and 9.

The Board of Directors is responsible for promoting the highest standards of corporate governance in the Barclays Group

Roles on the Board

Executive and non-executive Directors share the same duties and are subject to the same constraints. However, in line with the principles of The Code, a clear division of responsibilities has been established. The Chairman is responsible for leading and managing the work of the Board, while responsibility for the day-to-day management of Barclays has been delegated to the Group Chief Executive. The Group Chief Executive is supported in this role by the Barclays Group Executive Committee. Further information on membership of the Barclays Group Executive Committee can be found on page 7.

As a Board we have set out our expectations of each Director in Barclays’ Charter of Expectations. This includes role profiles and the behaviours and competencies required for each role on the Board, namely the Chairman, Deputy Chairman (to the extent one is required), Senior Independent Director, non-executive Directors, executive Directors and Committee Chairs. Pursuant to the Charter of Expectations, non-executive Directors provide effective oversight, strategic guidance and constructive challenge, examine proposals on strategy and empower the executive Directors to implement the strategy approved by the Board, whilst holding the executive Directors to account. The Senior Independent Director provides a sounding board for the Chairman, acts as an intermediary for the other Directors when necessary and is available to shareholders if they have concerns that have not been addressed through the normal channels.

The Charter of Expectations is reviewed annually to ensure it remains relevant, and was recently updated to reflect our new corporate structure, the requirements of The New Code and The Regulations, and industry best practice. A copy of the Charter of Expectations can be found at home.barclays/ corporategovernance.

Attendance

As members of the Board of Directors we are expected to attend every Board meeting. In 2018, we attended both scheduled and additional Board meetings (which were often called on short notice) and attendance was very strong, as recorded in the table below. The Chairman met privately with the non-executive Directors ahead of each scheduled Board meeting and if, owing to exceptional circumstances, a Director was not able to attend a Board meeting he or she ensured that their views were made known to the Chairman in advance of the meeting.

Barclays PLC 2018 Annual Report on Form 20-F 37

Governance: Directors’ report

How we comply

Board attendance	Independent	Scheduled meetings eligible to attend	Scheduled meetings attended	% attendance	Additional meetings eligible to attend	Additional meetings attended

Chairman
John McFarlane	On appointment*	15	15	100	6	6

Executive Directors
Tushar Morzaria	Executive Director	15	15	100	4	4
Jes Staley	Executive Director	15	15	100	4	4

Non-executive Directors
Mike Ashley	Independent	15	15	100	5	5
Tim Breedon CBE	Independent	15	15	100	6	5
Sir Ian Cheshire	Independent	15	15	100	6	6
Mary Anne Citrino	Independent	8	8	100	2	2
Mary Francis CBE	Independent	15	15	100	6	6
Crawford Gillies	Senior Independent Director	15	15	100	6	6
Sir Gerry Grimstone	Independent	15	15	100	6	6
Reuben Jeffery III	Independent	15	15	100	6	6
Matthew Lester	Independent	15	15	100	6	5
Dambisa Moyo	Independent	15	15	100	6	6
Diane Schueneman	Independent	15	15	100	6	4
Mike Turner CBE	Independent	15	15	100	6	6

Secretary
Stephen Shapiro		15	15	100	6	6

* As required by The Code, the Chairman was independent on appointment.

Effectiveness

Composition of the Board

In line with the requirements of The Code, a majority of the Board are independent non-executive Directors. The Board currently comprises a Chairman, who was independent on appointment (as required by The Code), two executive Directors and twelve non-executive Directors. We consider the independence of our non-executive Directors annually, using the independence criteria set out in The Code and by reviewing performance against behaviours that we have identified as essential in order to be considered independent. As part of this process, the Board keeps under review the length of tenure of all Directors, which is a factor that is considered as part of its deliberations when determining the independence of our non-executive Directors.

In accordance with the recommendations of The Code, the independence of Tim Breedon, Reuben Jeffery III and Dambisa Moyo – all of whom have served on the Board for more than six years – was subjected to a more rigorous review. The Board remains satisfied that the lengths of their tenure have no impact on their respective levels of independence or the effectiveness of their contributions.

All appointments to the Board are based on merit and objective criteria, in the context of the strategy of the Barclays Group and the diversity of gender, social and ethnic backgrounds, cognitive and personal strengths, as well as skills, knowledge and experience required for the Board to be effective. Appointments are made following a formal, rigorous and transparent process.

Diversity across the Barclays Group, remains a key area of focus. The Barclays Group recognises and embraces the benefits of a diverse Board, and sees diversity at Board level as an essential element in maintaining a competitive advantage. The Nominations Committee regularly reviews the composition of the Board and the Board Committees. It frequently considers a skills matrix for the Board, which identifies the core competencies, skills, diversity and experience required for the Board to deliver its strategic aims and govern the Barclays Group effectively. Certain attributes identified in the skills matrix have a target weighting attached to them and these are regularly updated to reflect the needs of the Barclays Group. The size of the Board is not fixed and may be revised from time to time to reflect the changing needs of the

38 Barclays PLC 2018 Annual Report on Form 20-F

business. The Committee reviews the skills matrix when considering a potential new appointment to the Board, as well as reviewing the current and expected Board and Board Committee composition. This helps to determine a timeline for proposed appointments to the Board.

To the extent that the Nominations Committee identifies any gaps in the Board’s profile – which may be a result of the forthcoming retirement of a Director, or in response to changing market needs – that information is used to inform the search for a new Director or Directors. For example, as at the date of this report, there are four female Directors (27%) against a target of having 33% female representation on the Board by 2020, to which we remain committed.

Directors are subject to election or re-election each year by shareholders at the AGM.

Having served on the Board for nine years, Reuben Jeffery III and Dambisa Moyo will both be retiring from the Board at this year’s AGM and will not, therefore, be standing for re-election.

In recent years, the Board has assessed its effectiveness, and that of the Board Committees and the individual Directors, annually in a process facilitated by an independent third party. This has been driven by the Board’s belief that an effective board is key to the delivery of a company’s strategy. A full external review of the effectiveness of the Board, the Board Committees and the individual Directors was assessed in Q4 of 2018 in a process facilitated by Independent Board Evaluation, an independent, external corporate governance consultancy. The review assessed whether each of the Directors continues to discharge their respective duties and responsibilities effectively, and concluded that they do. The results of the review were considered when deciding whether individual Directors would offer themselves for election or re-election at the AGM. More information on the 2018 Board effectiveness review, and the Board’s progress against the findings of the 2017 effectiveness review, can be found on page 25 and 26.

Our biographies containing our relevant skills and experience, Board Committee membership and other principal appointments can be found on pages 5 and 6. Details of changes to the Board in 2018 and year to date are disclosed on page 43.

The service contracts for the executive Directors and the letters of appointment for the Chairman and non-executive Directors are available for inspection at our registered office.

Time commitment

All potential new Directors are asked to disclose their significant commitments, and to give an indication of the time spent on those commitments. The Nominations Committee will then take this into account when considering a proposed appointment on the basis that all Directors are expected to allocate sufficient time to their role on the Board in order to discharge their responsibilities effectively. This includes attending, and being well-prepared for, all Board and Board Committee meetings, as well as making time to understand the business, meet with executives and regulators, and complete ongoing training. As stated in our Charter of Expectations, the time commitment associated with their respective roles is agreed with each non-executive Director on an individual basis. All significant new commitments require prior approval. Set out below is the average expected time commitment for the role of non-executive Directors and the other non-executive positions on the Board. For these additional positions there is an expectation that, in order to effectively fulfil extra responsibilities, additional time commitment is required.

Time commitment

Role	Expected time commitment
Chairman	Equivalent to up to 80% of a full time position
Senior Independent Director	As required to fulfil the role
Non- executive Director	30 days per year (membership of one Board Committee included, increasing to 40 days a year if a member of two Board Committees)
Committee Chairs	At least 60 days per year (including non-executive Director time commitment)

The Chairman must commit to expend whatever time is necessary to fulfil his duties and, while this is expected to be equivalent to up to 80% of a full time position, the role as Chairman of the Barclays Group, and leadership of the Board, have priority over other business commitments. In exceptional circumstances, we are all expected to commit significantly more time to our work on the Board.

As mentioned above, Directors are now obliged to obtain pre-clearance prior to taking on any additional commitments, including but not limited to directorships, and to indicate in the clearance request the likely time commitment involved. The Company Secretary maintains a record of each Director’s commitments. For the year ended 31 December 2018, and as at the date of this report, the Board is satisfied that none of the

Directors is over-committed and that each of the Directors allocates sufficient time to his or her role in order to discharge their responsibilities effectively.

Induction

On appointment to the Board, all Directors receive a comprehensive induction which is tailored to the new Director’s individual requirements. The induction schedule is designed to quickly provide the new Director with an understanding of how the Barclays Group works and the key issues that it faces. The Company Secretary consults the Chairman when designing an induction schedule, giving consideration to the particular needs of the new Director. When a Director is joining a Board Committee, the schedule includes an induction to the operation of that committee.

On completion of the induction programme, the Director should have sufficient knowledge and understanding of the nature of the business, and the opportunities and challenges facing Barclays, to enable them to effectively contribute to strategic discussions and oversight of the Barclays Group.

Following her appointment in 2018, Mary Anne Citrino received such an induction. She met with the Company Secretary, the current non-executive Directors and members of the Barclays Group Executive Committee, and certain other senior executives, as part of that process. An extensive induction programme for Nigel Higgins is underway.

Training and development

In order to continue to contribute effectively to Board and Board Committee meetings, Directors are regularly provided with the opportunity to take part in ongoing training and development and can also request specific training that we may consider necessary or useful. As part of our annual performance review with the Chairman, we discuss any particular development needs that can be met through either formal training or meeting with a particular senior executive. In 2018, Directors received ongoing training in relation to legal and regulatory developments in the form of regular briefings. Topics included whistleblowing and the Senior Managers and Certification Regime.

Conflicts of interest

In accordance with the Companies Act 2006, and the Articles of Association, the Board has the authority to authorise conflicts of interest. Directors are required to declare any potential or actual conflicts of interest that could interfere with their ability to act in the best interests of the Barclays Group. The Company Secretary maintains a conflicts register, which is a record of actual and potential conflicts, together with any Board authorisation of the conflict. The authorisations are for an indefinite period but are reviewed annually by the Nominations Committee, which also considers the effectiveness of the process for authorising Directors’ conflicts of interest. The Board retains the power to vary or terminate the authorisation at any time.

Barclays PLC 2018 Annual Report on Form 20-F 39

Governance: Directors’ report

How we comply

Information provided to the Board

The Role Profile for the Chairman, as set out in our Charter of Expectations, confirms his responsibility for ensuring that Board agendas are primarily focused on strategy, performance and key value creation issues and that members of the Board receive accurate, timely and high-quality information. In particular, we require information about Barclays’ performance to enable us to take sound decisions, monitor effectively and provide advice to promote the success of the Company. Working in collaboration with the Chairman, the Company Secretary is responsible for ensuring good governance and consults Directors to ensure that the Board receives the information it requires in order to be effective.

Throughout the year, both the executive Directors and senior executives keep the Board informed of key developments in the business through regular reports and updates. These are in addition to the presentations that the Board and Board Committees receive as part of their formal meetings. Directors are able to seek independent and professional advice at Barclays’ expense, if required, to enable them to fulfil their obligations as members of the Board.

Accountability

Internal governance processes have been developed to ensure the effective operation of the individual boards and board committees of each of Barclays PLC, Barclays Bank UK PLC and Barclays Bank PLC respectively, in recognition of the fact that this is key to the development and execution of the Barclays Group’s strategy. Generally, there is one set of rules for the Barclays Group; Barclays Group-wide frameworks, policies and standards are required to be adopted throughout the Barclays Group unless local laws or regulations (or the ring-fencing obligations applicable to Barclays Bank UK PLC) require otherwise, or the Barclays Group Executive Committee decides otherwise in a particular instance.

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

The Barclays Group is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposure to unacceptable potential losses or reputational damage. Barclays has an overarching framework that sets out the approach of the Barclays Group to internal governance, The Barclays Guide, which establishes the mechanisms, principles and processes by which management implements the strategy set by the Board to direct the organisation, through setting the tone and expectations from the top, delegating its authority, exercising oversight and assessing compliance.

A key component of The Barclays Guide is the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify and set minimum requirements in respect of the main risks to achieving the strategic objectives of the Barclays Group. The key elements of the Barclays Group’s system of risk management and internal control, which are aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (2013 COSO), are set out in the risk frameworks relating to each of our eight Principal Risks and the Barclays Control Framework, which details requirements for the delivery of control responsibilities. Barclays Group-wide frameworks, policies and standards enable Barclays to meet regulators’ expectations relating to internal control and assurance.

Effectiveness of internal controls

Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of business risk and control assessments and other internal and external sources are examined to identify pervasive themes. Where appropriate, control issues are reported to the Audit Committee. You can read more about the work of the Audit Committee on pages 12 to 21.

Risk management and internal control framework

The ERMF is the risk management and internal control framework for the Barclays Group. There are eight Principal Risks under the ERMF: Credit risk, Market risk, Treasury and Capital risk, Operational risk, Model risk, Reputation risk, Conduct risk and Legal risk.

The Audit Committee formally reviews the risk management and internal control system, including the ERMF, annually. Throughout the year ended 31 December 2018 and to date, the Barclays Group has operated a system of internal control that provides reasonable assurance of effective operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the Principal Risks facing the Barclays Group in accordance with the ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ published by the FRC.

The review of the effectiveness of the risk management and internal control system is achieved through reviewing the effectiveness of the frameworks, principles and processes contained within The Barclays Guide, the ERMF and the Barclays Control Framework. Key considerations of the most recent review were:

◾

The operation of Controls Committees of the Barclays Group and the key legal entities, businesses and functions in the Barclays Group to monitor, review and challenge the effective operation of key risk management and control processes, including the results of audits and reviews undertaken by BIA (which include assessments of the control environment and management control approach) and examinations and assessments undertaken by our primary regulators, on an ongoing basis. The remediation of issues identified within the control environment is regularly monitored by management and the Audit Committee.

◾

Testing of the operation of executive committees to provide assurance that the committees are operating as per their Terms of Reference and are effectively overseeing the control environment and associated risk management and internal control processes, where appropriate.

◾	A review of the key governance processes and principles which comprise The Barclays Guide to confirm that the processes have operated effectively.

Regular reports are made to the Board covering significant risks to the Barclays

Group. The Risk Committee and the

Reputation Committee examine reports covering the Principal Risks as well as reports on risk measurement methodologies and risk appetite. The Audit Committee oversees the control environment (and remediation of related issues), and assesses the adequacy of credit impairment. Further details of risk management procedures and potential risk factors are given in the Risk review section on pages 83 to 90.

Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the financial statements of the Barclays Group. Specific governance committees are responsible for examining the financial reports and disclosures to ensure that they have been subject to adequate verification and comply with applicable standards and legislation.

These committees report their conclusions to the Audit Committee, which debates its conclusions and provides further challenge. Finally, the Board scrutinises and approves results announcements and the Barclays PLC annual report, and ensures that appropriate disclosures have been made. This governance process ensures that both management and the Board are given sufficient opportunity to debate and challenge the financial statements of the Barclays Group and other significant disclosures before they are made public.

40 Barclays PLC 2018 Annual Report on Form 20-F

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail:

◾	Accurately and fairly reflect transactions and dispositions of assets.

◾

Provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors.

◾	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the internal control over financial reporting as of 31 December 2018. In making its assessment, management utilised the criteria set out in the 2013 COSO framework and concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2018.

Our independent registered public accounting firm has issued a report on the Group’s internal control over financial reporting, which is set out on page 203

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 83 to 84.

Changes in internal control over financial reporting

There have been no changes in the Barclays Group’s internal control over financial reporting which have materially affected or are reasonably likely to materially affect the Barclays Group’s internal control over financial reporting during the year. The Barclays Group adopted IFRS 9 on 1 January 2019 and has updated and modified certain controls over financial reporting as a result of the new accounting standard, embedding them into the existing control environment.

Remuneration

The Board has delegated responsibility for the consideration and approval of the remuneration arrangements of the Chairman, executive Directors, other senior executives and certain Barclays Group employees to the Remuneration Committee. The Board as a whole, with the non-executive Directors abstaining, considers annually the fees paid to non-executive Directors. Information on the activities of the Remuneration Committee in 2018 can be found in the Remuneration report on pages 53 to 80, which forms part of this Governance section of the Annual Report.

Relations with shareholders

The Board recognises the importance of listening to, and understanding the views of, our shareholders such that this information can be used to inform the Board’s decision-making.

Shareholders

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

Institutional investors

In 2018, our Investor Relations engagement with institutional investors took place throughout the year, both following our quarterly results as well as outside of the reporting cycle. We increased our level of engagement with shareholders year over year, allowing the opportunity for existing and potential new investors to engage with Barclays regularly, promoting dialogue on longer-term strategic developments as well as on the recent financial performance of the Barclays Group.

The Directors, in conjunction with the senior executive team and Investor Relations, participated in varied forms of engagement, including investor meetings, seminars and conferences across many geographic locations, reflecting the diverse nature of our equity and debt institutional ownership. In 2018, we placed greater emphasis on shareholder engagement with a broader range of divisional management presenting to investors, deepening understanding of Barclays’ investment case, and promoting greater awareness and understanding of our operating businesses.

During 2018, discussions with investors included, but were not limited to: the improved operating performance of the Barclays Group in the firt nine months post-structural reform; the continued digitisation of the bank and ongoing investment in technology as well as the value being created by Barclays Execution Services in improving the mix and efficiency of our cost base. We discussed how these actions have, collectively, created the capacity for investment in growth opportunities, helping drive long-term sustainable returns for shareholders. Investors also discussed topics including prudent risk management and steps taken to mitigate the potential impact from the uncertainty surrounding Brexit, as well as ESG factors, our corporate and investment bank strategy, our valuation and capital levels.

Investor meetings focused on corporate governance also took place throughout the year, with the Chairman, Senior Independent Director, other Board representatives and the Company Secretary.

We held conference calls/webcasts for our quarterly results briefings and an in-person presentation for our 2017 full year results in February 2018, all hosted by the Group Chief Executive and Group Finance Director who also maintain a dialogue with investors throughout the year. In addition, the Group Finance Director held a quarterly breakfast briefing for sell-side analysts. For fixed income investors, we held conference calls at our full year and half year results hosted by the Group Finance Director and Group Treasurer. Following each event, a transcript of the discussion was uploaded to our website.

The Investor Relations section of our website is an important communication channel that enables the effective distribution of information to the market in a clear and consistent manner. Executive management presentations, speeches and, where possible, webcast replays are uploaded to our website on a timely basis.

Private shareholders

During 2018, we continued to communicate with our private shareholders through our shareholder mailings. Shareholders can also choose to sign up to Shareview so that they receive information about Barclays PLC and their shareholding directly by email.

On a practical level, over 60,000 shareholders did not cash their Shares Not Taken Up (SNTU) cheque following the Rights Issue in September 2013. In 2018, we continued the tracing process to reunite these shareholders with their SNTU monies and any unclaimed dividends and by the end of the year, we had returned approximately £65,000 to our shareholders, in addition to approximately £200,000 returned in 2017, £1.65m returned in 2016 and £2.2m in 2015.

Barclays PLC 2018 Annual Report on Form 20-F 41

Governance: Directors’ report

How we comply

Each year we launch a Share Dealing Service aimed at shareholders with relatively small shareholdings for whom it might otherwise be uneconomical to deal. One option open to shareholders is to donate their sale proceeds to ShareGift. As a result of this initiative, £46,957 was donated in 2018, taking the total donated since 2015 to over £345,000.

Our AGM

The Board and the senior executive team continue to consider our AGM as a key date for shareholder engagement. The AGM provides us with our main opportunity to engage with shareholders, particularly our private shareholders, on the key issues facing the Barclays Group and any questions they may have. A number of Directors, including the Chairman, are available for informal discussion either before or after the meeting.

All resolutions proposed at the 2018 AGM, which were considered on a poll, were passed with votes ‘For’ ranging from 88.48% to

99.94% of the total votes cast.

The 2019 AGM will be held on Thursday 2 May 2019 at 11:00am at the QEII Conference

Centre in London. The Notice of AGM can be found in a separate document, which is sent out at least 20 working days before the AGM and also made available at home.barclays/ agm. Voting on the resolutions will again be by poll and the results will be announced via the Regulatory News Service and made available on our website on the same day. We encourage any shareholders who are unable to attend on the day to vote in advance of the meeting via home.barclays/ investorrelations/vote or through Shareview (shareview.co.uk).

Governance reporting for 2019

Having reviewed our existing governance arrangements against the requirements of The New Code and The Regulations, and industry best practice, a number of amendments to documentation and certain enhancements to practices have already been implemented. Changes to the Charter of Expectations, the Board’s Schedule of Matters Reserved, and each Board Committee’s terms of reference have been effected. Enhancements to practices, including but not limited to the below, either have been or will be implemented during 2019 and we will report against The New Code in our next Annual Report.

Board composition. As mentioned above, Directors are now obliged to obtain pre-clearance prior to taking on any additional commitments, including but not limited to directorships, and to indicate in the clearance request the likely time commitment involved. This will help to ensure that Directors allocate sufficient time to their role on the Board and discharge their responsibilities effectively.

Culture. Our code of conduct, The Barclays Way, provides a clear path towards achieving a dynamic and positive culture within the Barclays Group, outlining our common purpose – Creating Opportunities to Rise – and values, which govern our way of working. The Barclays Way, and Barclays’ Purpose and Values, will be reviewed by the Board annually. The Board already receives regular reports on the alignment of Barclays’ culture with its purpose, values and strategy, but will also start receiving annual thematic updates as to workforce policies and their alignment with our purpose, values and strategy. To the extent that the Board takes any action with regard to culture during the course of a year, this will be explained in the relevant annual report.

Stakeholder engagement. From next year, the annual report will include disclosures as to how the Directors have discharged their duty under section 172 of the Companies Act 2006 and how the interests of customers and clients, colleagues, suppliers and other stakeholders have informed the Board’s decision-making.

The Barclays Group has a long standing commitment to the importance and value of colleague engagement. It is colleagues that drive our success. You can read more about our commitment to colleagues in the People section on page 47. As part of this long standing commitment, senior management developed an extensive engagement matrix. Consequently, there are a number of existing channels for engagement with colleagues and for ensuring that the Board is made aware of views expressed. This engagement matrix with colleagues includes multi-channel communications, townhalls and question and answer sessions, country and site visits, ex officio committee memberships, Your View surveys, focus groups, mentoring programmes, talent programmes, Diversity and Inclusion programmes, the Wellbeing programme, and workforce change engagement.

We have an established partnership approach to industrial relations. In the UK, we have a formal Partnership with Unite which has been in place for over 18 years. In Europe, we have a consultation forum (European Works Council) known as the Barclays Group European Forum. Through these partnerships, and at individual country level with local recognised trade unions and works councils, we consult regularly on a wide range of topics.

In 2018, an all colleague Your View survey was conducted. The effectiveness of our existing colleague engagement mechanisms was reflected in a 79% sustainable engagement score. The results of the survey were presented to senior management, and used as one of a number of inputs to inform overall colleague engagement and progress with embedding our desired culture.

The Barclays Group has established mechanisms in place to report to the Board. In particular, the Board receives qualitative and quantitative feedback on matters of interest to colleagues through the Culture Dashboard, which measures and tracks our progress in embedding the desired culture, talent and succession updates, Diversity and Inclusion updates, periodic engagement updates and the results of the Your View surveys (including the survey conducted in 2018).

In addition to the Culture Dashboard and Your View, we plan to introduce further qualitative mechanisms – including the establishment of regional focus groups, and obtaining formal feedback on core topics from Unite and the Barclays’ Group European Forum – to enhance the information that is already gathered.

In relation to understanding other stakeholders’ views, the impact of our behaviour and business on customers and clients, colleagues and society is monitored by the Board with support from the Reputation Committee, which tracks key indicators across the areas of culture, citizenship, conduct, and customer and client satisfaction on an ongoing basis. In 2018, we built on conversations started at the AGM to engage in a continual dialogue with NGOs and other interest groups, to improve our understanding of emerging and existing environmental and societal topics.

Throughout the year, we regularly engaged with these stakeholders through participation in forums and roundtables and joined industry, sector and topic debates and this will continue in 2019.

Remuneration. Following changes to the Remuneration Committee’s terms of reference, the Remuneration Committee now has responsibility for reviewing workforce remuneration and related policies, ensuring the alignment of incentives and rewards with culture, and ensuring that these matters are taken into account when considering and approving the remuneration arrangements of the executive Directors. It is proposed that the Remuneration Committee report to the Board on these matters in order to further support the Board in satisfying its obligation to assess and monitor culture. Next year’s annual report will include an enhanced Director’s remuneration report and a summary of any discretion that has been exercised in the award of Director remuneration.

42 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Directors’ report

Other statutory information

The Directors present their report together with the

audited accounts for the year ended 31 December 2018.

Other information that is relevant to the Directors’ Report, and which is incorporated by reference into this report, can be located as follows:

Page

Employee involvement	47

Policy concerning the employment of disabled persons	50

Financial instruments	233

Hedge accounting policy	237

Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares	53

Corporate governance report	1

Risk review	81
Disclosures required pursuant to Listing Rule 9.8.4R can be found on the following pages:
Page

Long-term incentive schemes	64

Waiver of Director emoluments	77

Allotment for cash of equity securities	276

Waiver of dividends	43

Profit and dividends

Statutory profit after tax for 2018 was £2,372m (2017: loss £894m). The 2018 full year dividend of 4.0p per share will be paid on 5 April 2019 to shareholders whose names are on the Register of Members at the close of business on 1 March 2019. With the 2018 half year dividend totalling 2.5p per ordinary share, paid in September 2018, the total distribution for 2018 is 6.5p (2017: 3.0p) per ordinary share. The half year and full year dividends for 2018 amounted to £768m (2017: £509m).

The nominee company of certain Barclays’ employee benefit trusts holding shares in Barclays in connection with the operation of the Company’s share plans has lodged evergreen dividend waivers on shares held by it that have not been allocated to employees. The total amount of dividends waived during the year ended 31 December 2018 was £0.85m (2017: £0.68m).

Barclays understands the importance of the ordinary dividend for our shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investing in the business, and maintaining a strong capital position. Going forward, Barclays intends to pay an annual ordinary dividend that takes into account these objectives, and the medium-term earnings outlook of the Barclays Group. It is also the Board’s intention to supplement the ordinary dividends with additional returns to shareholders as and when appropriate.

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

Name	Role	Effective date of appointment / resignation
Mike Turner	Non-executive	Appointed
	Director	1 January 2018

Mary Anne	Non-executive	Appointed
Citrino	Director	25 July 2018

Appointment and retirement of Directors

The appointment and retirement of Directors is governed by the Company’s Articles of Association (the Articles), The UK Corporate Governance Code 2016 (The Code), the Companies Act 2006 and related legislation.

The Articles may only be amended by a special resolution of the shareholders. The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any such Director holds office only until the next AGM and may offer himself/herself for re-election. The Code recommends that all directors of FTSE 350 companies should be subject to annual re-election. All Directors will stand for election or re-election at the 2019 AGM, with the exception of Reuben Jeffery III and Dambisa Moyo.

Directors’ indemnities

Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2018 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. In addition, the Company maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.

Qualifying pension scheme indemnity provisions (as defined by section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2018 for the benefit of the then Directors, and at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as Trustee of the Barclays Bank UK Retirement Fund. The directors of the Trustee are indemnified against liability incurred in connection with the company’s activities as Trustee of the Barclays Bank UK Retirement Fund.

Similarly, qualifying pension scheme indemnities were in force during 2018 for the benefit of directors of Barclays Executive Schemes Trustees Limited as Trustee of Barclays Bank International Limited Zambia Staff Pension Fund (1965), Barclays Capital International Pension Scheme (No.1), and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the Trustee are indemnified against liability incurred in connection with the company’s activities as Trustee of the schemes above.

Barclays PLC 2018 Annual Report on Form 20-F 43

Governance: Directors’ report

Other statutory information

Political donations

The Barclays Group did not give any money for political purposes in the UK, the rest of the EU or outside of the EU, nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year.

In accordance with the US Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the US funded by the voluntary political contributions of eligible employees. The PAC is not controlled by Barclays and all decisions regarding the amounts and recipients of contributions are directed by a steering committee comprising employees eligible to contribute to the PAC. Contributions to political organisations reported by the PAC during the calendar year 2018 totalled $140,000 (2017: $67,250).

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

We provide fuller disclosure on (i) financing solutions for the lower carbon economy, (ii) environmental risk management and (iii) management of our carbon and environmental footprint in the Barclays Environmental Social Governance (ESG) Report available on our website at home.barclays.com/citizenship. We have also provided initial disclosures aligned with the Task Force on Climate-related Financial Disclosures in the Strategic Report and ESG Report.

	Current Reporting Year[a] 2018	Previous Reporting Year 2017	Previous reporting Year 2016	Previous reporting Year 2015
Global Green House Gas Emissions[b]
Total CO2 e (tonnes)	292,151	344,816	401,340	469,502
Scope 1 CO2 e emissions (tonnes)[c]	25,553	24,779	26,814	29,146
Scope 2 CO2 e emissions (tonnes)[d]	197,365	249,396	307,190	341,978
Scope 3 CO2 e emissions (tonnes)[e]	69,233	70,641	67,337	98,379
Intensity Ratio
Total Full Time Employees (FTE)	83,500	79,900	76,500	85,800
Total CO2 e per FTE (tonnes)[f]	3.50	4.32	5.25	5.47
Scope 2 CO2 e market based emissions (tonnes)[d]	249,294	297,128	337,483

Notes

a	The carbon reporting year for our GHG emissions is 1 October to 30 September. The carbon reporting year is not fully aligned to the financial reporting year covered by the Directors’ report.
b

The methodology used to calculate our GHG is the Greenhouse Gas Protocol (GHG). A Corporate Accounting and Reporting Standard Revised Edition, defined by the World Resources Institute/World Business Council for Sustainable Development (ERI/WBCSD). We have adopted the operational control approach on reporting boundaries to define our reporting boundary. Where properties are covered by Barclays’ consolidated financial statements but are leased to tenants, these emissions are not included in the Barclays Group GHG calculations. Where Barclays is responsible for the utility costs, these emissions are included. We continuously review and update our performance data based on updated carbon emissions factors, improvements on data quality and updates to estimates previously applied. For 2019 we have applied the latest DEFRA and IEA emission factors where our performance has changed by more than 1% we have restated the balances and baseline. Emissions (tonnes CO2e) previously reported for 2015, 2016 and 2017 are 479,934, 402,531 and 347,165 respectively.

On 1 June 2017, we completed the sale of a 33.7% stake in Barclays Africa Group Limited (BAGL) resulting in a non-controlling position. In 2017, we restated our CHG emissions through the 2015 baseline to account for this and BAGL emissions are not reported from 2015 onwards in order to ensure accurate tracking against our 30% carbon reduction commitment. In addition, we have restated our Scope 3 emissions to remove erroneous air data which was identified as part of 2018 reporting process.

c

Scope 1 covers direct combustion of fuels and company owned vehicles (from UK only, which is the most material contributor). Fugitive emissions reported in Scope 1 cover emissions from UK, Americas, Asia Pacific and Europe.

d	Scope 2 covers emissions from electricity and steam purchased for own use. Market based emissions have been reported for 2018, 2017 and 2016 only.
e

Scope 3 covers indirect emissions from business travel (global flights and ground transport from the UK, USA and India. USA and India ground transport covers onwards car hire only which has been provided directly by the supplier). Ground transportation data (excluding Scope 1 company cars) covers only countries where robust data is available directly from the supplier.

f	Intensity ratio calculations have been calculated using location based emission factors only.

Research and development

In the ordinary course of business, the Barclays Group develops new products and services in each of its business divisions.

Share capital

Share capital structure

The Company has ordinary shares in issue. The Company’s Articles also allow for the issuance of sterling, US dollar, euro and yen preference shares (together, preference shares). No preference shares have been issued as at 19 February 2019 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2018 and as at 19 February 2019 (the latest practicable date for inclusion in this report).

Details of the movement in ordinary share capital during the year can be found in Note 29 on page 276.

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

44 Barclays PLC 2018 Annual Report on Form 20-F

Transfers

Ordinary shares may be held in either certificated or uncertificated form. Certificated ordinary shares may be transferred in writing in any usual or other form approved by the Company Secretary and executed by or on behalf of the transferor. Transfers of uncertificated ordinary shares must be made in accordance with the Companies Act 2006 and CREST Regulations.

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

Limitations on foreign shareholders

There are no restrictions imposed by the Articles of Association or (subject to the effect of any economic sanctions that may be in force from time to time) by current UK laws which relate only to non-residents of the UK and which limit the rights of such nonresidents to hold or (when entitled to do so) vote the ordinary shares.

Exercisability of rights under an employee share scheme

Employee Benefit Trusts (EBTs) operate in connection with certain of the Barclays Group’s Employee Share Plans (Plans). The trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties other than as specifically restricted in the relevant Plan governing documents. The trustees of the EBTs have informed the Company that their normal policy is to abstain from voting in respect of the Barclays shares held in trust. The trustees of the Global Sharepurchase EBT and UK Sharepurchase EBTs may vote in respect of Barclays shares held in the EBTs, but only as instructed by participants in those Plans in respect of their partnership shares and (when vested) matching and dividend shares. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBTs.

Special rights

There are no persons holding securities that carry special rights with regard to the control of the Company.

Major shareholders

Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the FCA’s Disclosure Guidance and Transparency Rules are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2018, the Company had been notified under Rule 5 of the Disclosure Guidance and Transparency Rules of the holdings of voting rights in its shares set out below.

Person interested	Number of Barclays shares	% of total voting rights attaching to issued share capital[a]	Nature of holding (direct or indirect)
The Capital
Group Companies Inc[b]	1,172,090,125	6.84	indirect
Qatar Holding LLC[c]	1,017,455,690	5.40	direct
BlackRock, Inc[d]	1,018,388,143	5.94	indirect
Sherborne Investors[e]	923,787,634	5.39	indirect
Norges Bank	514,068,594	3.00	direct

Notes

a The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules.

b The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts. On 14 February 2019, CG disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 277,002,140 ordinary shares of the Company as of 31 December 2018, representing 1.6% of that class of shares.

c Qatar Holding LLC (QH) is wholly-owned by Qatar Investment Authority.

d Total shown includes 8,879,783 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 4 February 2019, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC beneficial ownership of 1,119,810,169 ordinary shares of the Company as of 31 December 2018, representing 6.5% of that class of shares.

e We understand from disclosures that the Sherborne Shares are held via three funds ultimately controlled by Edward Bramson and Stephen Welker in their capacity as managing directors of Sherborne Investors Management GP, LLC (Sherborne Management GP) and Sherborne Investors GP, LLC. Sherborne Management GP is the general partner of Sherborne Investors Management LP (Sherborne Investors) which is the investment manager to two of the funds, Whistle Investors LLC and Whistle Investors II LLC. Sherborne Investors Management (Guernsey) LLC, the investment manager to the third fund, SIGC, LP, is wholly owned by Sherborne Investors. On 8 February 2019, Sherborne Investors disclosed by way of a Schedule 13D filed with the SEC beneficial ownership of 943,949,089 ordinary shares of the Company as of 29 January 2019, representing approximately 5.5% of that class of shares. Such Schedule 13D also disclosed Edward Bramson and Stephen Welker as the ultimate deemed beneficial owners of the Sherborne Shares and that 505,086,254 of such shares were purchased through funded derivative transactions.

Between 31 December 2018 and 19 February 2019 (the latest practicable date for inclusion in this report), the Company was notified that Norges Bank now holds 509,562,903 Barclays shares, representing 2.97% of the total voting rights attached to the issued share capital and that Sherborne now holds 943,949,089 Barclays shares, representing approximately 5.5% of the total voting rights attached to the issued share capital.

Barclays PLC 2018 Annual Report on Form 20-F 45

Governance: Directors’ report

Other statutory information

Powers of Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2018 AGM. It will be proposed at the 2019 AGM that the Directors be granted new authorities to allot and buy back shares.

Repurchase of shares

The Company did not repurchase any of its ordinary shares during 2018 (2017: none). As at 19 February 2019 (the latest practicable date for inclusion in this report) the Company had an unexpired authority to repurchase ordinary shares up to a maximum of 1,706m ordinary shares.

Distributable Reserves

As at 31 December 2018, the distributable reserves of Barclays PLC (the parent company) were £5,282m.

Following announcement of its intention to carry out a capital reorganisation to convert the share premium account of Barclays PLC into distributable reserves and subsequent shareholder approval at the Annual General Meeting on 1 May 2018, this was undertaken by way of a court-approved capital reduction. On 11 September 2018, the capital reduction became effective following confirmation of the High Court of Justice in England and Wales that the share premium account had been cancelled, with the balance of £17,873m being credited to retained earnings.

On filing of the 2018 Annual Report, the distributable reserves of Barclays PLC would be £24,471m taking into consideration the cancellation of share premium account and other movements in reserves for the year.

Change of control

There are no significant agreements to which the Company is a party that are affected by a change of control of the Company following a takeover bid. There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Going concern

The Barclays Group’s business activities, financial position, capital, factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed are discussed in the Risk review and Risk management sections.

The Directors considered it appropriate to prepare the financial statements on a going concern basis.

In preparing each of the Barclays Group and parent company financial statements, the Directors are required to:

◾	Assess the Barclays Group and parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and

◾	Use the going concern basis of accounting unless they either intend to liquidate the Barclays Group or the parent company or to cease operations, or have no realistic alternative but to do so.

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

Directors’ responsibilities

The following statement, which should be read in conjunction with the report of the independent registered public accounting firm set out on page 203 to 204, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 2006 to prepare Group and Company accounts for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared Group and Company accounts in accordance with IFRS as adopted by the EU. Under the Companies Act 2006, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Barclays Group and the Company and of their profit or loss for that period.

The Directors consider that, in preparing the financial statements the Barclays Group and Company has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Having taken all the matters considered by the Board and brought to the attention of the Board during the year into account, the Directors are satisfied that the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable, and provide the information necessary for shareholders to assess the Barclays Group and Company’s position and performance, business model and strategy.

Directors are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Directors’ responsibility statement

The Directors have responsibility for ensuring that the Company and the Barclays Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Barclays Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

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

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Barclays Group and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 5 and 6, confirm to the best of their knowledge that:

(a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

(b) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Stephen Shapiro

Company Secretary

20 February 2019

Registered in England.

Company No. 48839

46 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Directors’ report

People

As highlighted in ‘Our People and Culture’ on page 11, we continue to make progress towards increasing the diversity of our workforce underpinned by an inclusive culture and engaged employees. This section provides an overview of some of the programmes, initiatives and ways in which we are supporting our colleagues, which in turn enables us to support our customers, clients and the community.

Career opportunities

We aspire to be the most accessible, inclusive and sought after employer. Attracting new talent into the organisation remains key to our success, demonstrated through the continued growth of newer strategic locations and world class campuses (Glasgow, Whippany, North West UK and Pune). Our Early Careers programmes recruited 1,100 interns, 800 graduates, and over 530 apprenticeships in 2018. These varied entry points help provide pathways for progression supported by recognised qualifications and, in doing so, help to create an internal talent pipeline.

The Encore! programme has run globally in selected locations and has been a lever to encourage talented women returners to Barclays. All Encore! fellows are provided with support sessions to assist with their re-acclimation back into the workforce and Barclays intends to broaden the programme to continue to enhance our diversity, inclusion and location strategies with more sites offering the programme.

The Barclays Global Alumni Programme helps colleagues to stay connected to Barclays and to other Alumni. Membership has grown to over 7,000 since the programme launched in 2014 and we have a thriving, networked global community with members receiving monthly e-newsletters, invitations to events, updates about career opportunities and access to Barclays Insights as part of their membership.

Our “Able to Enable” programme provides a platform for candidates with disabilities, allowing us to provide more tailored support for them to enter the workforce through our Apprentice channels. Multigenerational opportunities have also been opened through our Bolder Apprentice Programme. More broadly, we have policies and practices in place to ensure that all recruitment decisions are fair and candidate shortlists are diverse.

Once on board, we have created multiple tools and resources for colleagues all at levels to find internal career opportunities and for managers to find and assess suitable internal candidates. In 2018 37% of our roles were filled by internal candidates.

Learning, development and talent management

Advancements have been made in our approach to learning throughout 2018, with a focus on systems and processes as well as content. This included launching new digital channels and working in conjunction with industry leading partners to keep improving and updating our skills based learning solutions.

We remain focussed on identifying talent based on objective assessment. We develop our successors and ensure that we have a strong pipeline of internal talent with the potential to step into critical roles in the future. Ex-officio positions on the Group Executive Committee and across the business unit and functional Executive Committees provided further development and exposure for senior leaders and allowed the leadership teams to work closely with talented colleagues who have brought new ideas and diverse perspectives to the table.

Four Enterprise Leaders Summits across London and New York provided 135 senior leaders from Barclays International, Barclays UK and Barclays Execution Services with an opportunity to further broaden their understanding of our business beyond their business area and function and to develop an enterprise mind-set.

This year we also hosted a Women Managing Directors Forum for c.130 senior female leaders from across the Bank who convened in London in October 2018 to create an engaged and mutually supportive global community of senior female leaders at Barclays and to inspire further actions to accelerate gender diversity.

Industrial relations and workforce

Barclays places great importance on our constructive approach to global employee and industrial relations. During 2018 we continued to work with Unite, our recognised trade union in the UK and with 9 other unions and staff associations directly or through works councils internationally. In the UK, we consulted extensively with Unite on a wide range of restructuring proposals and in respect of changes to compensation structures. Our shared aim where there is restructuring – consistent with our partnership approach to industrial relations – is to minimise compulsory job losses wherever possible. This is achieved through voluntary redundancy and extensive redeployment processes and arrangements.

In Europe we held regular consultations with our European Works Council (the Barclays Group European Forum) on a wide range of topics including transnational restructuring proposals, in addition to local consultation with in-country works councils. All colleagues who are displaced as a result of restructuring are offered career transition support. In 2018 c.900 colleagues were supported globally (a take up rate of over 80% of those impacted by restructuring), with over 95% satisfied with the career transition support provided.

Performance management

Effective Performance management underpins our values-based culture. To support our success, colleagues align their objectives to business and team goals, this is ‘what’ they will deliver. Behavioural expectations are set in the context of our values, this is ‘how’ they will achieve their objectives. We encourage connected performance conversations throughout the year and we continue to run our global recognition programme to recognise the achievements of those who have demonstrated our values in the workplace.

Colleagues are also encouraged to be involved with the Company’s performance by participating in our all-employee share plans, which have been running successfully for over 10 years.

Employee communications

Barclays regularly updates employees on the financial and economic factors affecting the company’s performance and the delivery of the strategy through Barclays Group CEO and senior leader communications, line manager briefing packs, infographics, videos, interviews and talking points distributed to employees every quarter in accordance with our financial reporting calendar.

We also hold a variety of events for employees so they can hear directly from the Group Executive Committee and employees are kept regularly informed about what is happening in their area and across Barclays through regular local engagement initiatives and communications that allow for discussion and build awareness and understanding. Campaigns and colleague stories throughout the year bring to life how we are living Barclays’ Purpose, ‘Creating opportunities to rise’ and Values: Respect, Integrity, Service, Excellence and Stewardship on a daily basis, providing ongoing evidence of how we are supporting our colleagues, customers and clients and the communities and societies in which we work.

Barclays PLC 2018 Annual Report on Form 20-F 47

Governance: Directors’ report

People

Be Well – Barclays wellbeing programme

Barclays global wellbeing programme “Be Well” has focused on two key areas in 2018; a refreshed commitment to make Barclays a “mental health confident” organisation, further development of our supportive culture and the implementation of new global digital infrastructure as the gateway to the programme.

The mental health confident agenda has worked to address both the stigma that can prevent open conversations about mental health – building on Barclays “This is Me” programme – while developing colleagues’ capability to understand, identify and take appropriate action where others need help. The global launch campaign involved a film of senior leaders and Board members sharing their personal reflections on mental health issues and the important role that support from colleagues can play in helping others. The call to action to colleagues was to become mental health confident themselves by completing new online development programmes on “mental health awareness” and “mental health confident”. By year end over 16,000 colleagues had completed “awareness” and c.3,500 had completed the “confident” module.

85% of colleagues already feel that their line manager takes a sincere interest in their wellbeing according to the 2018 Your View survey. To help translate this consistently into practical action, a new guide “Leading our supportive culture” was launched in November for managers, addressing key scenarios and the range of supportive actions that they can take.

The launch in November of a new global Be Well portal and online health check has provided access to all Barclays wellbeing content and support in one place. The portal incorporates an interactive health check tool which targets content in the portal according to colleagues’ identified health risks.

Diversity and inclusion

We aim to ensure that Barclays is a workplace where everyone is valued as an individual and feels welcomed, respected, supported and able to be their authentic selves. Working in an inclusive environment provides employees with the opportunity to rise. Our global Diversity & Inclusion (D&I) strategy establishes objectives, initiatives and plans across five core agendas: disability, gender, LGBT+, multicultural, and multigenerational.

We are proud of the recognition we have received this year for our diversity and inclusion efforts, including:

◾  The Times Top 50 Employers for Women 2018

◾  Stonewall Top Global Employer for LGBT+ employees, 2018

◾  Working Families UK Best for Embedded flexibility for Dynamic Working, 2018

◾  UK Top 10 employer for Working Families, 2018

◾  Department of Work and Pensions Disability Confident Leader, 2017 to 2020

◾  Business in the Community Best Employer for Race 2018

This year 91% of colleagues reported through our Your View engagement survey that they feel able to bring their whole selves to work reflecting our progress in our diversity and inclusion agenda.

To help ensure all employees at Barclays have the support and environment to succeed, we have seven employee diversity networks.

These networks provide a forum for employees to raise awareness of various challenges and initiatives, engage in development opportunities and to build relationships with colleagues across Barclays and with external constituents in the communities where we operate. Every network is open to all employees who wish to support the firm in accomplishing its diversity goals and creating an inclusive culture.

Gender

Barclays remains focussed on improving gender diversity through a workplace environment and culture that supports and empowers women. We also have a keen focus on the gender diversity of our senior leadership and have established ambitions on gender diversity from our Board of Directors to our graduate population, partnering with the Hampton Alexander Review and HM Treasury Finance Charter to encourage progress across the Financial Services industry. Our commitment to improving the gender diversity of the leadership at Barclays is being supported by an integrated talent management lead approach which includes data monitoring, sponsorship and development programs and our Win gender network, all intended to enhance our ability to achieve our ambitions.

Internally we are committed to:

Leadership accountability including gender diversity targets and the introduction of a gender task force

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
◾ Expanded Apprenticeship Programme
◾ 50% female graduate hires
Strategic partnerships
◾ Women’s Business Council
◾ 30% Club

48 Barclays PLC 2018 Annual Report on Form 20-F

At the end of 2018 the female representation across our Board of Directors was 27%; female representation among the Group Executive Committee and their direct reports was 28% and the percentage of female Managing Directors and Directors stood at 24%. We first made a commitment in our 2013 Annual Report that we would aim to increase the percentage of women at Managing Director and Director levels from 21% to 26% by 2018.

That was a stretching goal, which acted as a catalyst for significantly increased focus on gender diversity at Barclays, including important changes like dynamic working. But the reality is, disappointingly, that we missed the target despite our best efforts. One of the principle reasons for us missing this target was due to the divestment of the Africa business which reduced our YoY progress by 2 percentage points.

We do still believe, however, that targets are an effective way to drive and track our progress. They give us an unambiguous measure of our success, and they make us focus on what makes the biggest difference most quickly. So we are setting ourselves a target of 28% female Managing Directors and Directors by the end of 2021.

The Performance Measurement Framework, which is tied to senior management’s compensation, ensures that we are managing Barclays in the interests of all our stakeholders – including employees. The 28% target will be included as part of that framework and we will hold each other accountable for it through monthly business reviews at the Group Executive Committee. Each of the Group Executive Committee members will also have their own actions, specific to the context in which their business operates.

To better align how we report on the gender diversity of our senior leadership population, and to more closely align to the definition of ‘senior managers’ within the Companies Act, the scope of the ‘senior manager’ population within this disclosure has been revised this year to reflect the Group Executive Committee and their direct reports. This represents a narrower scope than in previous years, however in reporting on the Group Executive Committee and their direct reports, this disclosure is now fully aligned to Barclays Hampton Alexander commitments.

Of our global workforce of 86,800 (47,900 male, 38,900 female), 81 were senior managers (58 male, 23 female). The global workforce of 86,800 represents the total number of employees on a headcount basis, which is a wider scope than the disclosures provided above which are representative of full time equivalent (FTE).

Barclays gender pay gap results 2018 (UK only)

The Gender Pay Gap reflects the difference between average male pay and average female pay in an organisation, which is largely the result of differences in seniority between male and female employees.

It compares all employees and does not take into account differences in the role performed, individual expertise and experience, or other factors which legitimately impact the way in which different employees are paid.

Paying our employees fairly and equitably relative to their role, skills, experience and performance is central to our global reward philosophy. We review our global reward structures on an ongoing basis to ensure that there is no unfair gender or other bias in how colleagues are paid.

We are confident that men and women across our organisation are paid equally for doing the same job, unless there are clear business reasons for different levels of pay such as level of experience, specific skills and performance.

We have evolved our approach to reporting for 2018 to also include the overall pay gap for our UK employees combined , as opposed to publishing only by legal employing entity. This greater transparency enables us to more easily compare ourselves with other organisations, and track progress across Barclays as a whole. We have still published entity-specific figures to enable a full, detailed comparison with previous years.

UK-wide gender pay gap results 2018

The Ordinary Pay Gap represents the difference in the average regular pay for male and female employees. The bonus pay gap represents the difference in the average bonus pay for male and female employees. Also reported is the proportion of males and the proportion of females receiving a bonus, and the proportion of males and females in each pay quartile. Pay quartiles are prepared by ordering the population by ordinary pay from lowest to highest, and then dividing it into four equal sub-populations (upper quartile, upper middle quartile, lower middle quartile and lower quartile) to show how the distribution of males and females varies according to each quartile.

We are also additionally publishing the Gender Pay Gap for Barclays PLC, our group holding company with approximately 90 employees. While this falls below the mandatory reporting threshold of 250 employees, we believe it is important to include this to give the most accurate picture of our overall position.

Legal entity gender pay gap results 2018

Whilst we observe small positive changes, overall our Gender Pay Gap results are similar to those for 2017. The average man at Barclays is still more senior than the average woman.

The proportion of men and women at each of our corporate grades in 2018 is broadly the same as for 2017. Our Gender Pay Gap results will only change significantly when we see significant changes in the shape of our employee population. This will take time.

There are many drivers for the proportion of men and women at each corporate grade. For example, in our retail bank we have historically, like others in the industry, attracted many women to more junior roles in branches that are both local and flexible, allowing our employees to balance their work with other commitments. In our corporate and investment bank, where there are a greater number of more senior roles, we have historically attracted more men and we have struggled to find and attract female applicants.

We have developed many initiatives over a number of years, and although the changes in population are very small year on year, looking back over a longer period shows a positive trend in terms of increasing female seniority in our UK population.

Barclays PLC 2018 Annual Report on Form 20-F 49

Governance: Directors’ report

People

In our UK population, there has been a 6.5% increase in the proportion of senior colleagues within the female population since 2014. In contrast there has been a 9.9% decrease in the proportion of senior colleagues within the male population since 2014.

This shows that while we still have more senior male employees than senior female employees, over the last four years, the rate of change is positive in terms of moving towards more even representation. There has also been a 15.0% increase in the proportion of mid-level colleagues within the female population, compared to a 4.9% increase in the proportion of mid-level colleagues within the male population.

We are pleased to see that our initiatives on gender equality are beginning to work, but disappointed that change has been so slow. It will take some time to redress the historic imbalance we observe at Barclays and in financial services. We need to focus on how to increase the rate of change. To do all that we can to achieve this, in announcing our 2021 women in senior leadership target set out above, the Group CEO has become the accountable Group Executive Committee member for gender with support from the Group Executive Committee.

LGBT+ and Spectrum

Barclays has been helping UK society move forward for 328 years – and supporting the LGBT+ community is one of the ways we do that. Barclays led the parade at the biggest ever Pride event in London as the headline sponsor for the fifth year, with our message

‘Love goes the distance’. The theme celebrated how far society and attitudes have moved forward, yet keeps the focus on the unfinished journey – that there’s more to overcome to achieve full inclusion. Our message reached over half a million people across multiple communications channels and across the UK over 2,000 Barclays colleagues participated in 21 regional Pride events across the UK.

An inclusive culture that enables colleagues to bring their whole selves to work is built on having leadership participation and visible role models. Now in its fourth year, our Spectrum Allies campaign hosted a successful recognition of International Day Against Homophobia, Transphobia and Biphobia (IDAHOBIT) globally with leaders pledging to challenge homophobia, biphobia and transphobia in the workplace and provide support to LGBT+ colleagues. Independent recognition reflects the progress we are making and the impact of our strategy. For the sixth consecutive year, Stonewall has recognised Barclays as one of only 12 Top Global Employers.

To further support our LGBT+ agenda, we have instituted a new gender neutral title option of Mx, available for a number of countries. Mx can now be used by anyone who does not want their title to denote their gender, regardless of how they identify their gender. Additionally, we are making our buildings more inclusive as we have established gender neutral toilet facilities in London, India, and Whippany, and will continue this trend as part of our location strategy.

Finally, we have expanded our health care schemes to meet the needs of our colleagues who identify as transgender. In the UK we have expanded transgender specific healthcare benefits into our private healthcare scheme.

Disability and mental health

Supporting colleagues with disabilities and mental health conditions to achieve their goals is a key priority. As part of our role as a Disability Confident Leader under the UK Government’s Department of Work and Pensions Disability Confident scheme, Barclays has taken an active role in encouraging more businesses to join the scheme, which now exceeds 7,000. To mark International Day of Persons with Disabilities we launched a paper “Building disability and mental health confidence” which documents our journey to becoming a more accessible and inclusive business.

Our policies for hiring and selection, and in the broad management of our teams, require all employees at Barclays to give full and fair consideration of disabled persons on the basis of their skills and aptitudes. As part of the Disability Confident scheme we actively encourage applications from those with a disability or health condition, and we continually develop different recruitment models to remove the barriers to work for people of all abilities. Our Able to Enable internship is just one example. We encourage everyone who is either working with Barclays, or considering doing so, to open up and share information that will help us to provide the

50 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Directors’ report

support and adjustments, including appropriate training, that they need to be able to feel valued and fulfilled at work. Barclays’ policies are designed to provide training, career development and promotion opportunities for all, including employees with a disability or health condition.

Reach, the disability and mental health network

Reach, our disability and mental health colleague network, supports colleagues with disabilities, and physical and mental health conditions, to develop and grow their careers within Barclays. It has engaged colleagues through a range of campaigns during 2018 including World Autism Week, Deaf Awareness Week and World Sight Day. They have grown the number of colleague-led mental health peer support groups both within the UK and in the US. In July, they launched a new global interactive version of the Workplace Adjustment Passport to create an even simpler way for colleagues to record their adjustments and make for easier conversations as they move through their careers at Barclays. Through the ‘Your View’ survey 6% of respondents disclosed a disability or mental health condition and the number colleagues registering as allies through our Reach Purple Champions initiative doubled during 2018 with over 1,600 colleagues registering.

Multigenerational

Our Multigenerational agenda aims to enable Barclays to be an employer of choice across generations and life stages by providing tools and programmes that enable our colleagues to balance their work lives with their personal commitments, while providing them with career development opportunities at each life stage.

We are proud to have joined the Equality and Human Rights Commission’s ‘Working Forward’ campaign which aims to make workplaces the best they can be for pregnant women and new parents.

Both the 2017 and 2018 multigenerational figures have been reported on the basis of revised definitions of the multigenerational groupings, in order to better align our reporting to both internal and external categorisations of generations within the workplace.

Dynamic Working – helping shape the agile culture for a technology led workplace

We are committed to creating an inclusive environment and supporting our colleagues in managing their work and non-work priorities through our pioneering campaign Dynamic Working. This flagship campaign of the Multigenerational agenda helps colleagues to integrate their professional and personal lives, whether they are millennials, ‘midlifers’, dads, mums, colleagues with disabilities or carers.

In 2018, 63% of respondents reported as working dynamically (through Your View, our colleague engagement survey). Leading the efforts are 2,100 colleagues who have signed up as Dynamic Working champions. Champions support in organising local activities including Dynamic Working clinics where managers have an opportunity to learn more about how to ensure Dynamic Working can work for them and for their teams.

Since the launch of the campaign in 2015, more than 4,500 leaders have attended a Dynamic Working clinic. In 2018, we held 55 clinics with more than 550 enrolments across the clinics.

During International Women’s Day 2018 we published a white paper on Dynamic Working where we shared what we have learnt over three years of our campaign execution. The paper is aimed at helping other organisations who are looking to embark on a similar journey of cultural transformation. The campaign was recognised externally at the UK Working Families Best Practice Awards 2018 where Barclays won the award for the Best for Embedded Flexibility.

Bridge: a new multigenerational network

In 2018, we launched ‘Bridge’ – a multigenerational employee diversity network. The network offers two forums – the already successful ‘Emerge’ for colleagues who are early in their career either with Barclays or in financial services, and the ‘Midlife’ forum for our more experienced colleagues. Both forums offer development and collaboration opportunities to their members.

Working Families network – our award winning network for parents and carers

Our Working Families Network offers a supportive network for Barclays colleagues who are parents, parents-to-be or carers, and to help with the challenges of balancing family, life and work. The network which has more than 4,600 members runs regular speaker events, webinars and seminars for colleagues, as well as provide useful information on working family-related topics.

The network also gets involved in helping shape inclusive family friendly policies. In Asia Pacific, the representatives from the Working Families Network collaborated with the Win network, Spectrum, the LGBT+ networks and HeForShe supporters towards an enhancement of erstwhile paternity leave. To reflect our inclusive approach, the leave has evolved to a gender-neutral non-primary caregiver leave entitlement. It has been tripled to six weeks paid leave for colleagues in all Barclays entities in China, Hong Kong, Japan and Singapore and India.

The network was recognised as best family network in the Working Families’ Best Practice Awards 2018 (UK) winning the Cityparents Best Family Network this year. In the US, we’ve been recognised by Working Mother Media in their Diversity Best Practices Inclusion Index as a top employer and as one of the Best Companies for Women in India. Barclays was also named as a Top 10 employers for Working Families by the UK’s work-life balance charity Working Families. The placings are based on the highly competitive Working Families’ benchmarking survey, which examines all aspects of workplace agility/ flexibility and how employers support the work-life balance of all their staff.

Multicultural

During 2018, we celebrated The Embracing Us campaign for the second year challenging global stereotypes and mind-sets in relation to nationality, faith, ethnicity, race and language. The campaign saw positive colleague participation during World Culture Day celebrations in May. Colleagues were engaged through multiple communications channels, events, leadership forums and the launch of the Barclays Culture Wizard, an online learning platform designed to enhance your global mind-set through courses, videos, articles, quizzes, self-assessments and more. A number of Barclays colleagues were also featured on the EMpower 2018 Ethnic Minorities Leaders List published in the Financial Times.

Barclays PLC 2018 Annual Report on Form 20-F 51

Governance: Directors’ report

People

We are proud to be a signatory for the new Race at Work Charter announced by the UK Prime Minister in October 2018. The Charter, developed jointly by the Government and Business in the Community (BITC), sets out a number of principles and actions that businesses are asked to publicly commit to, helping to tackle ‘ethnic disparities in the workplace’. This Charter builds on the work of the 2017 McGregor-Smith review, ‘Race in the workplace’. By being one of the first organisations to sign up to the charter, we are demonstrating our commitment to taking practical steps to ensure our workplace is tackling barriers that ethnic minorities may face.

The chart above shows the percentage of underrepresented populations that make up our global and regional populations. Underrepresented populations include Asian, Mixed, Black, Hispanic/Latino, Native Hawaiian or Other Pacific Islander and Native American colleagues. To improve the accuracy of reporting on underrepresented populations, colleagues with an undisclosed ethnicity (22% of our global population) have been excluded from all calculations, both for 2018 and retrospectively for 2017.

Barclays workforce strategy has driven the year-on-year increase in our permanent headcount, primarily within the Technology function, where there has been a continued focus on both reducing third party staff and bringing intellectual property in house through permanent employment. In addition, in some parts of the firm we have placed additional focus on hiring specific skill sets externally across our strategic hubs, in line with our location strategy.

Permanent employees by region
	2018	2017	2016
United Kingdom	49,900	48,700	46,400

Continental Europe and Middle East	3,200	3,600	4,700

Americas	10,600	10,400	9,700

Asia Pacific	19,800	17,200	15,700

Africa	–	–	42,800
Total	83,500	79,900	119,300

Cultural change

Over the last three years we have focused on developing and embedding a Culture measurement framework, and in 2018 with the launch of our new Purpose, have continued to evolve the framework so that it generates useful insights for senior management to take action on to drive cultural change.

This year, the Culture Dashboard has remained anchored in our Values; with consistency in metrics maintained as far as is practical whilst also addressing business feedback regarding the flexibility to include business specific metrics. Reporting continues to the Board Reputation Committee, Group Executive Committee and Business Unit and Functional Executive Committees stimulating discussion and debate.

Colleague engagement is a useful data point contained in the Culture Dashboard and one measure of how we are embedding the desired culture. This year, we have seen the engagement of colleagues improve by 4% points since 2016 to 79% in 2018, underscoring the continued efforts to make Barclays a great place to work. Other key highlights which also demonstrate the continued embedding of the Values of Respect and Stewardship include “Barclays is focused on achieving good customer and client outcomes” (92% favourable, up 9% points on 2016); “I can be myself at work” (91% favourable) and “I would recommend Barclays as a good place to work” (83% favourable, up 7% points on 2016).

Examples of group wide actions that are key to unlocking colleague engagement and embedding the desired culture include the continued focus on our Dynamic Working campaign. An area of continued opportunity is embedding the value of Excellence, by enabling our colleagues through enhanced technology and collaboration tools. The ongoing investment in our technology is having an impact with colleague responses to the question “My business has been successful in eliminating obstacles to efficiency” (59% favourable, up 23% points on 2016) which is a sign that progress is being made, albeit there is still more to do.

Note: The Your View comparisons are shown as 2018 v 2016 because in 2016 was the last all employee survey. During 2017 we ran quarterly surveys surveying 25% of our population each quarter.

52 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Remuneration report

Annual statement from the

Chairman of the Board Remuneration Committee

Our focus is on aligning pay with performance, while ensuring we continue to attract and retain the employees critical to delivering our strategy. Our Fair Pay Agenda is a key lens the Committee applies when considering the appropriateness of pay outcomes

Contents		Remuneration
	Page	Committee members

Annual statement	53	Chairman Crawford Gillies Members Tim Breedon Mary Francis Dambisa Moyo

At a glance - Group performance and pay for 2018	56

Remuneration policy for all employees	58

Directors’ remuneration policy	63

Annual report on Directors’ remuneration	66

Dear Fellow Shareholders

As Chairman of the Board Remuneration Committee, I am pleased to introduce the Remuneration report for 2018.

I have been a member of the Committee since May 2014 and Chairman since April 2015. Through this period, I have observed an increased focus in our discussions on many of the important themes encapsulated within Barclays’ Fair Pay Agenda. While each of the concepts has evolved at Barclays over many years, the way that they are strategically incorporated within the overall agenda and the prominence that this takes in the collective thinking of the Committee has certainly changed. It has become an increasingly important lens through which we consider the appropriateness of pay outcomes throughout the Group. As a Committee we are proud of the ongoing work in this area, and in particular of the Fair Pay Report that we publish this year to highlight some of the achievements to date, while importantly setting out our areas of focus for the future.

As well as fair pay, the Committee continues to focus on rewarding sustainable performance as one of the key elements of our remuneration philosophy. Rewarding sustainable performance means looking at performance through multiple lenses throughout the business, to ensure that we align how our staff are paid with a holistic view of their performance.

2018 has also seen the Remuneration Committees of two of our major subsidiary entities (Barclays Bank UK PLC and Barclays Bank PLC) become fully operational. The Committee has valued the additional oversight that both Committees bring, and the positive interactions that have taken place with the Barclays PLC Committee.

I would like to thank you for your strong support of the implementation of the remuneration policy at the last Annual General Meeting (AGM), at which it received almost 96% of shareholder votes in favour. I have set out below a summary of our 2018 performance, the key decisions made on remuneration and the areas of focus for 2019.

Performance and pay

2018 has been a year of positive strategic and financial performance for the Group. Strong progress towards our external financial targets has been made, with profit before tax1 (PBT) up £953m (20%) from 2017 to £5,701m. Group return on tangible equity2 (RoTE) is 8.5%, up 2.9% points on prior year and on track to achieve our targets for 2019 and 2020. Our Common Equity Tier 1 (CET1) ratio is 13.2%, at the end-state target range of c13%.

It has also been another year of successful execution against our strategy. This included the stand-up of the UK ring-fenced bank, full regulatory deconsolidation of Barclays Africa

Group Limited (BAGL), and the conclusion of a number of significant legacy litigation and conduct matters.

The Committee shares the disappointment that this positive performance has not yet translated into share price performance, as macroeconomic factors continue to weigh heavily on investor sentiment. In determining the appropriate pay outcomes for 2018, we have taken a balanced view of performance, reflecting both the significant progress made during the year and the foundations laid for further and sustainable future improvements. It is important for the Committee to recognise these positive steps in performance, ensuring that Barclays continues to be able to attract and retain the talent needed to deliver our strategy and returns to our shareholders.

The Committee has approved a Group incentive pool of £1,649m, up 9% from 2017, against a PBT1 increase of 20%. This pool change is the first increase in our incentive pool since 2013. Since 2010, our incentive pool is down 53%. This trend means that in some areas of the bank, pay is now positioned behind our peers when adjusted for performance. A small part of the increase in the incentive pool is intended to ensure that we continue to align pay with performance and retain high performing talent in key business areas.

The increase also reflects some strategic

Notes

1	Excluding litigation and conduct
2

Excluding litigation and conduct. The prior year excludes litigation and conduct, Deferred Tax Asset re-measurement and the loss on the sale of 33.7% of BAGL’s issued share capital and the impairment of Barclays’ holding in BAGL.

Barclays PLC 2018 Annual Report on Form 20-F 53

Governance: Remuneration report

Annual statement from the

Chairman of the Board Remuneration Committee

hiring into key areas as well as an increase in permanent staff headcount, as we reduce outsourcing and third party arrangements in favour of building internal capability in line with our technology strategy to deliver ongoing cost efficiencies and retain intellectual property for the Group.

The Committee reviews key compensation ratios as part of its decision making on the pool, for example the Group compensation to net income ratio3, which continues to improve, down year on year from 38.0% to 36.6%. The ratio of Group staff costs to income3 also reduced from 40.6% in 2017 to 40.2%, demonstrating the effectiveness of the insourcing strategy in reducing overall staff costs.

The total incentive pool incorporates appropriate adjustments for risk and conduct matters, reflecting the ongoing seriousness with which the Committee views these issues.

Fair pay

We continue to be committed to fair pay, ensuring that all our employees are appropriately and fairly rewarded for their contribution. The 2018 Fair Pay Report sets out our progress against each of the five themes of Barclays’ Fair Pay Agenda as referenced in last year’s remuneration report.

Our gender pay gap reporting is included within Gender Pay Gap ‘equal opportunities to progress’, given the underlying drivers of the pay gaps relate to the distribution of male and female staff within the organisation.

The Committee notes that the disclosed gender pay gaps, while down slightly, are broadly consistent with the 2017 outcomes. Through 2018, Barclays’ approaches have been assessed against the ‘Evidence-based actions’ list as published by the UK Government Equalities Office and the Behavioural Insights Team, which has been very informative. While in many areas our existing approaches are aligned with those listed as effective actions, there is scope for further improvement. The Fair Pay Report sets out areas of focus to increase the rate of change.

Additionally, as well as supporting the Government’s consultation on Ethnicity Pay Gap reporting, we have decided to include our ethnicity pay gap for the first time, ahead of any mandatory reporting requirements. This is intended to foster further positive conversations in this space, as the gender pay gap reporting has done across our industry and more broadly in society.

Some of the other highlights noted by the Committee through 2018 have included the ongoing work in ensuring that we treat our lowest paid employees fairly through initiatives such as increasing pension contributions to our most junior populations in the UK, to be followed by a review in other locations during 2019.

We also make sure that employees are appropriately represented in remuneration decision-making. We listen to our employees (as we do with other stakeholders) through a number of different channels, both formally and informally. Many of my fellow Committee members at both the Group and subsidiary levels have spent time with staff and listened to their views and perspectives around how they are paid. An example of a more structured piece of employee engagement on remuneration within Barclays UK is included in the Fair Pay Report. It included conducting a pulse survey of over 2,000 employees, as well as 25 focus groups held across multiple sites and business areas. The key themes that emerged resonated with the Group remuneration philosophy, including a desire for greater simplicity and transparency. Work is ongoing to respond to this feedback, which will be communicated to our colleagues in Barclays UK during 2019.

The Committee reviews pay proposals for appropriateness across both businesses and corporate grade structures, with pay for executive Directors thereby set in the context of business performance and pay for all employees. Additionally, we disclose our CEO pay ratios once again, following on from our first disclosure last year. Ahead of requirements from the UK government, this year we also include the UK employee upper quartile and lower quartile reference points.

A high level summary of our Fair Pay Report is included on page 61. Our full Fair Pay Report can be found on home.barclays/ annualreport.

Key remuneration decisions for executive Directors

In line with the current Directors’ Remuneration Policy (DRP) approved by shareholders at the 2017 AGM, the Committee considered the executive Directors’ performance against the financial and strategic non-financial performance measures which had been set to reflect company priorities for 2018. Separately, performance against their personal objectives was assessed on an individual basis.

Based on Jes Staley’s performance against the performance measures set at the beginning of the year, the Committee approved a 2018 bonus of £1,061,000 (48.3% of maximum) of which 62% will be deferred. This incentive outcome is slightly down from 2017, despite the strong strategic progress and significant improvement in financial performance over the year. This is because of the very stretching financial targets in the annual bonus plan set by the Committee, which paid below target despite 20% year on year PBT4 growth. The Committee’s deliberations on his 2018 personal performance have taken account of financial delivery, in particular ensuring that the Group is on track to deliver against our 2019 and 2020 financial targets. The Committee has also taken account of the successful completion of the Structural Reform programme, with the UK ring-fenced bank fully operational and Barclays UK adequately capitalised. The significant work required to ensure that the Group is prepared for Brexit has also been recognised, as Barclays Bank Ireland is on track to be operational in its expanded form from 29 March 2019. The Committee has also noted the significant progress in strategic non-financial performance across the Group, in particular against our Citizenship agenda and Colleague metrics as well as improvements in key Customer and Client measures.

As previously announced, malus has been applied to Jes Staley’s 2016 variable compensation. Following the conclusion of the FCA and PRA investigations into Jes Staley, the Committee determined to reduce the awarded value of his 2016 variable compensation by £500,000.

Based on Tushar Morzaria’s performance against the performance measures set at the beginning of the year, the Committee approved a 2018 bonus of £729,000 (49.3% of maximum) of which 45% will be deferred. Similar to the annual bonus outcome for Jes Staley, this is slightly down on 2017 as a result of very stretching financial targets in the annual bonus plan. The Committee has taken account of the instrumental role Tushar Morzaria has played in delivering the 2018 financial outcomes, continuing to make improvements in cost management, as well as applying greater control and management of the allocation and deployment of capital across the Group. The Committee has also noted his key role in the execution of the Structural Reform programme. Tushar Morzaria has exemplified our Values and delivered favourable engagement scores within his Finance function. Additionally, he continues to demonstrate effective management of key stakeholders, receiving excellent feedback from the Board, regulators and shareholders.

The Committee decided to make an award under the 2019–2021 Long Term Incentive Plan (LTIP) cycle to Jes Staley and Tushar Morzaria with a face value at grant of 120% of their respective Total fixed pay. This reflects their strong performance in 2018, as well as the importance that they are retained during the coming years to continue to deliver our strategy.

Note

[3]Basis aligned with disclosure in the Results Announcement
[4]Excluding litigation and conduct

54 Barclays PLC 2018 Annual Report on Form 20-F

The Committee reflected on the appropriateness of making a full LTIP award for the 2019-2021 cycle, given the decline in share price over the last year and considering key institutional investor guidance. It concluded that this would be appropriate, as macroeconomic uncertainties have played a key part in the share price reductions, reflected across our industry. Additionally, the LTIP award has stretching performance conditions attached and given the long vesting periods (up to 8 years), shares will be released from this and other LTIP awards across different economic cycles at different share prices. Importantly, the Committee also retains complete discretion to reduce the number of vested shares should it appear that the executive Directors will benefit in a way not aligned with performance. The Committee determined the outcomes of the 2018 annual bonus and the LTIP award alongside each other, ensuring that the outcomes are appropriately balanced. This was based on a full assessment of performance across all of the relevant factors.

The performance measures for the LTIP have been reviewed and continue to align with our external key performance targets. RoTE and cost: income ratio have been retained as the key financial metrics, with the weightings remaining unchanged at 50% and 20% respectively. The RoTE measure remains subject to a CET1 ratio underpin.

Both executive Directors’ Fixed Pay will be unchanged for 2019 at £2,350,000 for Jes Staley and £1,650,000 for Tushar Morzaria; aligned with the DRP approved at the 2017 AGM.

Looking ahead

As a Committee, we will be reviewing the DRP to ensure that future arrangements are aligned with our strategy and meet any new regulatory requirements. This will be developed over the coming months and we will engage constructively with shareholders and regulators ahead of the 2020 AGM, where we will be seeking shareholder approval.

The Committee has reviewed the updated UK Corporate Governance Code, and is pleased that Barclays remuneration policies align to its requirements in many areas, including vesting periods for deferred shares and the ability to apply malus, clawback to awards made and post-employment shareholding requirements. While the Committee has for many years reviewed remuneration policies and outcomes for the broader workforce, this has now been formalised within its Terms of Reference and will continue to be considered throughout 2019 when making decisions for both the executive Directors, other senior employees and the wider workforce.

In finalising our plans ahead of the departure of the UK from the EU, the Committee will continue to work on the remuneration aspects associated with the operationalisation of Barclays Bank Ireland in its expanded form.

Finally, the Committee continues to focus on our Fair Pay Agenda as thinking and best practice in this important area evolves.

Remuneration report

We have provided an ‘At a glance’ summary of 2018 performance and pay on the next page. The annual report on Directors’ remuneration provides further details. In line with UK regulations, we are seeking shareholder approval at the 2019 AGM for the Remuneration report. Further details can be found in the 2019 AGM Notice of Meeting.

Crawford Gillies

Chairman, Board Remuneration Committee

20 February 2019

Barclays PLC 2018 Annual Report on Form 20-F 55

Governance: Remuneration report

At a glance – Group performance and pay for 2018

Group performance and pay

Significant strategic progress was made in 2018 including:

◾	Strong progress towards 2019 and 2020 financial targets

◾	Successful stand-up of the UK ring-fenced bank

◾	Full regulatory deconsolidation of BAGL

◾	Year of strong strategic performance, including improvements in:

      –  Customer & Client measures such as Net Promoter Scores®

      –  Colleague measures such as improved engagement scores

      –  Citizenship measures including exceeding carbon emissions target

◾	Pool increase of 9% aligns with stronger financial performance (PBT[2] up 20% and RoTE[3] up 2.9%pts) and significant strategic execution

◾	Incentive pool has been materially repositioned since 2010 (2018 incentive pool outcome is down 53% on 2010)

[1]	Excluding litigation and conduct

[2]

Excluding litigation and conduct. The prior year excludes litigation and conduct, Deferred Tax Asset re-measurement and the loss on the sale of 33.7% of BAGL’s issued share capital and the impairment of Barclays’ holding in BAGL.

[3]

Basis aligned with disclosure in the Results Announcement. In future the ratio will be disclosed as ‘Group compensation to total income’ to fully align with the disclosure in the Results Announcement. In this transitional year, both figures are provided: the Group compensation to total income ratio for 2018 is 34.1%, up slightly from 33.8% in 2017. The slight increase is due to insourcing, as seen in the reduced ratio of Group staff costs to income shown above. CIB front-office to total income ratio is broadly flat at 25.6%.

56 Barclays PLC 2018 Annual Report on Form 20-F

Executive Directors: Performance outcomes

Executive Directors: Remuneration outcomes

2 Jes Staley was not a participant in the 2015-2017 or 2016-2018 LTIP cycles; the LTIP figures for 2017 and 2018 are therefore zero for him

3 This outcome does not reflect the malus applied to Jes Staley’s 2016 variable compensation, which is required to be included in the 2018 single total figure table.

Executive Directors: Share ownership

Shareholding requirement policy:

◾	minimum of 200% of Total fixed pay (i.e. Fixed Pay plus Pension) within five years from date of appointment

◾	shareholding requirement for two years post termination of 100% of Total fixed pay (or pro-rata thereof) introduced from 2017

Barclays PLC 2018 Annual Report on Form 20-F 57

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

58 Barclays PLC 2018 Annual Report on Form 20-F

Risk, conduct and remuneration

Another key feature of our remuneration philosophy is the alignment of remuneration with our risk appetite and with the conduct expectations of Barclays, our regulators and stakeholders. The Committee takes risk and conduct events very seriously and ensures that there are appropriate adjustments to individual remuneration and, where necessary, the incentive pool.

The Remuneration Review Panel, which reports to the Committee, supports the Committee in this process. The Panel is chaired by the Group HR Director and includes the Group Heads of Risk, Compliance, Legal and Internal Audit as well as the CEOs of Barclays UK and Barclays International. It sets the policy and processes for assessing compensation adjustments for risk and conduct events.

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

Clawback

Clawback applies to any variable remuneration awarded to a Material Risk Taker (MRT) on or after 1 January 2015 in respect of years for which they are a MRT. Barclays may apply clawback if, at any time during the seven-year period from the date on which variable remuneration is awarded to a MRT: (i) there is reasonable evidence of employee misbehaviour or material error, and/or (ii) the firm or the business unit suffers a material failure of risk management, taking account of the individual’s proximity to and responsibility for that incident.

Clawback may be extended to 10 years for PRA Senior Managers where there are outstanding internal or regulatory investigations at the end of the seven-year clawback period.

In addition to reductions to individuals’ bonuses, the Committee considers and makes collective adjustments to the incentive pool for specific risk and conduct events. For 2018, the impact of these collective adjustments, resulting from both the direct financial impact on performance and the additional adjustments applied by the Committee, is a reduction of c.£290m.

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

Barclays PLC 2018 Annual Report on Form 20-F 59

Governance: Remuneration report

Remuneration policy for all employees

Remuneration structure

The remuneration structure for employees is closely aligned with that for executive Directors, set out in detail in the DRP which can be found on pages 108 to 120 of the 2016 Annual Report. The primary exception being that the executive Directors participate in the Barclays’ LTIP and receive part of their Fixed Pay in Barclays PLC shares.

Employees receive salary, pension and other benefits and are eligible to be considered for an annual bonus. Employees in some customer-facing businesses participate in formulaic incentive plans, including plans which have good customer outcomes as the primary performance measure. The plans also recognise how results have been achieved in line with Barclays’ Values. Some senior employees also receive Role Based Pay (RBP). Remuneration of MRTs is subject to the 2:1 maximum ratio of variable to fixed remuneration. A total of 1,590 (2017: 1,642 or 1,570 excluding BAGL) individuals were MRTs in 2018.

The remuneration of employees engaged in control functions is determined independently from the business they support and within the parameters of the incentive pool allocated to them by the Committee. Remuneration for control function employees is less weighted towards variable remuneration as compared to front-office employees and variable remuneration is typically limited to one times fixed remuneration. This leads to less volatility in overall control function remuneration as compared to front-office outcomes.

Fixed remuneration

Salary

Salaries reflect individuals’ skills and experience and are reviewed annually.

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
100% above £1,000,000

Deferred bonuses are generally delivered in equal portions as deferred cash and deferred shares subject to the rules of the deferred cash and share plans (as amended from time to time) and continued service. Deferred bonuses are subject to either a 3, 5 or 7-year deferral period in line with regulatory requirements.

Where dividend equivalents cannot be delivered on deferred bonus shares, the number of deferred bonus shares awarded will be calculated using a share price discounted to reflect the absence of dividend equivalents during the vesting period.

Share plans

Alignment of senior employees with shareholders is achieved through deferral of incentive pay. We also encourage wider employee shareholding through the all-employee share plans. 98% of the global employee population is eligible to participate (up from 86% in 2017).

60 Barclays PLC 2018 Annual Report on Form 20-F

Fair Pay Agenda

The principles and policies that govern our approach to pay have evolved over many years. Through five broad themes, our Fair Pay Agenda brings that approach together in one place; to explain clearly how we think about pay, and how it sits alongside the other support we provide to help our people succeed both in and outside of work. We are committed to ensuring that pay is not only fair, but simple and transparent to all of our stakeholders. We have published a standalone Fair Pay Report for the first time this year.

The following sets out some highlights. We encourage you to read the full Fair Pay Report, which can be found on home.barclays/annualreport.

Pay for our lowest-paid employees is sufficient, simple and transparent, appropriately rewarding all of our people for their work. It is important to us that all of our employees feel fulfilled and can bring the best version of themselves to work, which means that they must be paid in a way that supports a decent quality of living.

Barclays was the first major financial services institution to become an accredited UK living wage employer in 2013, with all UK permanent employees and those who provide services at our sites being paid at least the current National Living Wage (and London Living Wage in London) as set by the Living Wage Foundation.

For our lower-paid employees, more of their remuneration is delivered in fixed pay, which means that their total compensation is less volatile and less at risk.

In difficult years, where budgets are most constrained, pay increases are focused on more junior populations.

Bonuses are a smaller part of the overall package for lower-paid employees but are available for people that really deliver for our customers and clients.

To begin to extend our living wage commitment beyond the UK, and will use the Fight for $15 as a reference point in the US. We have plans for enhanced pension arrangements for our most junior employees in the UK, and are reviewing the pay structures for our branch and contact centre staff.

We believe that diverse organisations perform better, and that diverse perspectives across the leadership of our organisation lead to better decisions. We are an equal opportunities employer. This means that we hire diverse people from all backgrounds, and that all of our employees have the same opportunity to progress.

We have a number of initiatives in place to support employees in reaching their full potential, and in balancing their life commitments and their work commitments. These are described in more detail in the People section on pages 47 to 52 and are intended to support all of our employees.

As part of our review of our progress in our Gender Pay Gap disclosure, we have tested our initiatives against best practice for closing Gender Pay Gaps as set out by the Government Equalities Office and the Behavioural Insights Team, and are pleased that a number of initiatives in place should be effective over the long-term. This assessment can be reviewed in our Fair Pay Report.

We still have more to do, and continue to develop our Diversity and Inclusion programmes and initiatives as part of our key agendas on gender, multicultural, LGBT+, disability & mental health and multigenerational.

Barclays PLC 2018 Annual Report on Form 20-F 61

Governance: Remuneration report

Remuneration policy for all employees

We take specific steps to ensure that employees are paid equally for doing the same job, which means ensuring they are rewarded fairly, with regard to their specific role, responsibilities and the other factors that appropriately affect pay. We have formalised this commitment to Equal Pay for the first time in our Fair Pay Report.

Our Equal Pay Commitment sets out the steps we take, including:

◾	Being explicit with those who make pay decisions through clear guidance and training, that those decisions must reflect the individual’s role and contribution

◾

Requiring that pay decisions must not, directly or indirectly, take into account an individual’s gender, age, ethnicity, religion, sexual orientation, marital status, pregnancy, maternity, shared parental, paternity or parental leave, veteran status, disability or any other protected characteristic

◾	Subjecting our annual pay review to a rigorous check and challenge process internally

◾	Working closely with Unite in the UK to evaluate the fairness of performance management and pay distribution concerning the union-recognised population

◾	Communicating more with our staff and other stakeholders about pay, and increasing the transparency of our Fair Pay Agenda

◾	Continuing to look for opportunities to simplify our pay structures where appropriate

We continue to develop our processes to manage Equal Pay, and to review pay outcomes for all of our employees

We make sure that employees are appropriately represented in remuneration decision-making.

It is important to us that there is engagement between employees and the Board on a broad range of issues, including remuneration. This helps the Board to ensure that Barclays is run for the benefit of all stakeholders.

Management listens to employees through a wide range of different channels, and reports its views to the Board. This includes through senior management dialogue with the Remuneration Committee and through the year-end performance and pay review processes.

In addition, several of our jurisdictions are covered by unions or works councils, with approximately 83% of the UK workforce being represented by Unite, our recognised trade union in the UK.

We also report employee views to the Board through the annual employee opinion survey and a dedicated culture dashboard. Additionally, the Board receives the CEO’s monthly Barclays PLC report which covers engagement and diversity.

We ensure that both executive pay and employee pay are linked to sustainable business performance.

We reward sustainable performance. This means making a positive contribution to stakeholders, in both the short and longer term. To do this, we review performance through financial and non-financial lenses, and assess individual performance both on “what” is achieved and “how” it is achieved.

In line with our commitment to fair pay for the lowest paid, we ensure that employees at the most junior levels are not significantly exposed to fluctuations in business performance. This helps to plan and manage income more effectively.

Our Fair Pay Report includes illustrations of our approaches to pay for individuals at different levels of the organisation. It shows that as employees progress through the organisation and become more senior, a greater proportion of their remuneration is linked to individual and business performance, and is therefore at risk. Pay at the most senior levels is most heavily weighted towards performance-related incentives. A significant proportion of remuneration for senior employees is also delivered in deferred shares, ensuring longer-term alignment with company performance. The shares are deferred over 3, 5 or 7 years depending on level of pay and seniority.

62 Barclays PLC 2018 Annual Report on Form 20-F

Governance: Remuneration report

Directors’ remuneration policy

This section sets out a summary of the Barclays’ forward-looking DRP and is provided for information only. The DRP was approved at the 2017 AGM held on 10 May 2017 and applies for three years from that date. The full DRP can be found on pages 108 to 120 of the 2016 Annual Report or at home.barclays/annualreport.

Remuneration policy summary – executive Directors

Element and purpose	Operation	Implementation in 2019

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

No change from 2018. ◾ Jes Staley: £2,350,000 ◾ Tushar Morzaria: £1,650,000 These amounts are fixed and will not change during the policy period for these individuals.

Pension To enable executive Directors to build long-term retirement savings	Executive Directors receive an annual cash allowance in lieu of participation in a pension arrangement. For new hires, the pension allowance is limited to 10% of Fixed Pay.

No change from 2018.

◾  Jes Staley: £396,000

(Equivalent to 17% of Fixed Pay)

◾  Tushar Morzaria: £200,000

(Equivalent to 12% of Fixed Pay)

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

No change from 2018.

Annual bonus

To reward delivery of short- term financial targets set each year, the individual performance of the executive Directors in achieving those targets, and their contribution to delivering Barclays’ strategic objectives

Delivery in part in shares with a holding period increases alignment with shareholders. Deferred bonuses encourage longer term focus and retention

The maximum annual bonus opportunity is 80% of Total fixed pay. For these purposes Total fixed pay is Fixed Pay plus Pension.

The performance measures include financial and non-financial measures, including risk related measures and other personal objectives. Financial measures will be at least 60% of the bonus opportunity. The Committee has discretion to vary the measures and their respective weighting within each category.

Annual bonuses are delivered as a combination of cash and shares, a proportion of which may be deferred and/or subject to a holding period. Deferral proportions and vesting profiles will be structured so that, in combination with any LTIP award, the proportion of variable pay that is deferred is no less than that required by regulations.

Dividend equivalents are payable on vested deferred bonus shares. If dividend equivalents are not permissible during the vesting period under regulations, the number of shares to be awarded will be determined using a share price discounted by reference to the expected dividend yield.

A notional discount may be applied to deferred bonuses for the purposes of calculating the 2:1 cap to the extent permitted by regulations.

Awards are subject to malus during the vesting period and clawback for a period of seven years (10 years in specific circumstances) from the date of award.

Details of performance measures are set out on page 74.

Shares issued are subject to a holding period of one year after vesting.

As dividend equivalents are not permissible under regulations, the number of shares to be awarded will be calculated using a share price discounted to reflect the absence of dividend equivalents during the vesting period.

Barclays PLC 2018 Annual Report on Form 20-F 63

Governance: Remuneration report

Directors’ remuneration policy

Element and purpose	Operation	Implementation in 2019

Annual bonus continued

Non-deferred cash components of any bonus are paid following the performance year to which they relate, normally in March. Non-deferred share bonuses are also awarded normally in March and are subject to a holding period (after the payment of tax) in line with regulations.

Deferred share bonuses are structured so that no deferred shares vest faster than permitted by regulations. Any shares that vest are subject to an additional holding period (after payment of tax) in line with regulations.

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

Forward-looking performance measures will be based on financial performance and other long-term strategic measures. Financial measures will be at least 70% of the total opportunity. Straight-line vesting applies between threshold and maximum for the financial measures with no more than 25% vesting at threshold performance.

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

Dividend equivalents are payable on vested deferred shares. If dividend equivalents are not permissible during the vesting period under the regulations, the number of shares to be awarded will be determined using a share price discounted by reference to the expected dividend yield.

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

Details of performance measures and targets for awards to be made in 2019 (in respect of 2018) are set out on page 73.

For awards to be made in respect of 2019, the measures and targets will be determined at the end of 2019 for the performance period commencing on 1 January 2020.

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

Executive Directors must also continue to hold a shareholding of 100% of Total fixed pay (or pro-rata thereof ) for two years post-termination.

No change from 2018. (Equivalent to 457% of Salary for the Group Chief Executive under the previous DRP.)

64 Barclays PLC 2018 Annual Report on Form 20-F

Remuneration policy summary – non-executive Directors

Element and purpose	Operation	Implementation in 2019[a]

Fees

Reflect individual responsibilities and membership of Board Committees and are set to attract non-executive Directors who have relevant skills and experience to oversee the implementation of our strategy

Fees are set at a level which reflects the role, responsibilities and time commitment which are expected from the Chairman and non-executive Directors

The Chairman is paid an all-inclusive fee for all Board responsibilities. The Chairman has a minimum time commitment equivalent to at least 80% of a full-time role. The other non-executive Directors receive a basic Board fee, with additional fees payable where individuals serve as a member or Chairman of a Committee of the Board.

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

Some non-executive Directors may also receive fees as directors of subsidiary companies of Barclays PLC

No change from 2018.

Benefits

The Chairman is provided with private medical cover subject to the terms of the Barclays’ scheme rules from time to time, and is provided with the use of a Company vehicle and driver when required for business purposes.

Benefits which are minor in nature and do not exceed a cost of £500 may be provided to non-executive Directors in specific circumstances

No change from 2018.

Expenses	The Chairman and non-executive Directors are reimbursed for any reasonable and appropriate expenses incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays	No change from 2018.

a

Nigel Higgins joins the Board as a non-executive Director on 1 March 2019 and will assume the role of Chairman with effect from the conclusion of the Barclays AGM on 2 May 2019. Nigel Higgins will be appointed for an initial term of three years, subject to re-election by shareholders. Prior to expiry of the initial term Nigel Higgins may be invited to serve a further three-year term. In accordance with the Directors’ remuneration policy, Nigel Higgins will be paid an annual fee of £80,000 for so long as he is a non-executive Director, and an all-inclusive annual fee of £800,000 (the same rate as the current Chairman) with effect from his assuming the Chairman role and will be provided with private medical cover and the use of a Company vehicle and driver when required for business purposes. While he is Chairman, Nigel Higgins will be required to use £100,000 per annum of his fee after tax and national insurance contributions to purchase Barclays’ shares. Nigel Higgins will be expected to commit up to 4 days a week to the role and it will be his principal working commitment. Nigel Higgins’ notice period shall be 6 months from the Company and 6 months from the Chairman.

Service contracts and letters of appointment

All executive Directors have a service contract whereas all non-executive Directors have a letter of appointment. Copies of the service contracts and letters of appointment are available for inspection at the Company’s registered office. The effective dates of the current Directors’ appointments disclosed in their service contracts or letters of appointment are shown in the table below.

As stated in the letters of appointment, Non-executive Directors are appointed for an initial term of three years and are subject to the annual re-election by shareholders. On expiry of the initial term and subject to the needs of the Board, Non-executive Directors may be invited to serve a further three years. Non-executive Directors appointed beyond six years will be at the discretion of the Board Nominations Committee. All Directors are subject to annual re-election by shareholders.

Effective date of appointment
Chairman
John McFarlane	1 January 2015 (non-executive Director), 24 April 2015 (Chairman)

Executive Directors
Jes Staley	1 December 2015
Tushar Morzaria	15 October 2013
Non-executive Directors
Mike Ashley	18 September 2013
Tim Breedon	1 November 2012
Sir Ian Cheshire	3 April 2017
Mary Anne Citrino	25 July 2018
Mary Francis	1 October 2016
Crawford Gillies	1 May 2014
Sir Gerry Grimstone	1 January 2016
Reuben Jeffery III	16 July 2009
Matthew Lester	1 September 2017
Dambisa Moyo	1 May 2010
Diane Schueneman	25 June 2015
Mike Turner	1 January 2018

Notes

a

With effect from 1 April 2018, the Company issued all Non-executive Directors with updated letters of appointment to address the change in corporate structure post Structural Reform. Where Non-executive Directors have other appointments to Barclays’ subsidiaries additional letters of appointment have been issued as appropriate.

Barclays PLC 2018 Annual Report on Form 20-F 65

Governance: Remuneration report

Annual report on Directors’ remuneration

This section explains how our Directors’ remuneration policy was implemented during 2018.

Executive Directors

Executive Directors: Single total figure for 2018 remuneration

The following table shows a single total figure for 2018 remuneration in respect of qualifying service for each executive Director together with comparative figures for 2017.

	Fixed Pay £000		Pension £000		Taxable benefits £000		Annual bonus £000		LTIP £000		Reduction of unvested deferred awards £000			Total £000
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018		2017	2018	2017

Jes Staley	2,350	2,350	396	396	55	62	1,061	1,065	–	–	(500)	[d]	–	3,362	3,873

Tushar Morzaria	1,650	1,614	200	200	49	44	729	747	851[a]	982[b,c]	–		–	3,479	3,587

Notes

a No significant movement in share price between grant and vest (based on Q4 2018 average price), no discretion applied

b The LTIP amount includes a reduction of c£200k attributable to 17% share price depreciation between date of grant and vesting date; no discretion applied

c LTIP and dividend equivalent figures for 2017 have been adjusted to reflect the share price on the date of vesting (211 pence) rather than the Q4 2017 average price.

d This represents malus applied to Jes Staley’s 2016 variable compensation, following consideration by the Committee of the findings of the FCA and PRA investigations into Jes Staley matter in 2016.

Additional information in respect of each element of pay for the executive Directors

Fixed Pay

Fixed Pay is delivered 50% in cash and 50% in shares (subject to a five-year holding period lifting pro-rata).

Pension

Executive Directors are paid cash in lieu of pension contributions. The cash allowance in 2018 was £396,000 for Jes Staley and £200,000 for Tushar Morzaria. No other benefits were received by the executive Directors from any Barclays’ pension plan.

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, relocation, car allowance, the use of a Company vehicle and driver when required for business purposes and other benefits that are considered minor in nature.

Annual bonus

Annual bonuses are typically awarded in Q1 following the financial year to which they relate. The Committee considered the executive Directors’ performance against the financial (60% weighting) and strategic non-financial (20% weighting) performance measures which had been set to reflect company priorities for 2018. Performance against their individual personal objectives (20% weighting) was assessed on an individual basis.

Financial (60% weighting)

The approach taken to assessing financial performance against each of the financial measures was based on a straight-line outcome between 20% for threshold performance and 100% applicable to each measure for achievement of maximum performance. The PBT measure is also subject to a CET1 underpin. The CET1 ratio reached a temporary low point in Q1 of 12.7%, driven primarily by the settlement of a historical litigation and conduct case. As the CET1 recovered to 13.0% in Q2, the Committee determined to pay out the PBT measure fully in line with the formulaic outcome.

The formulaic outcome against the financial measures set at the beginning of the year gave a total of 14.8% out of 60% being payable attributable to those measures. A summary of the assessment is provided in the following table.

Financial performance measure	Weighting	Threshold 20%	Maximum 100%	2018 Actual	2018 Outcome
Profit before tax excluding material items[a] with CET1 ratio underpin	40%	£5.00bn	£6.50bn	£5.32bn	14.8%
Cost: income ratio excluding material items[a]	20%	66.5%	62.0%	68.2%	0%
Total Financial	60%				14.8%

Note

a Material items consist of charges for PPI and settlement with regard to residential mortgage-backed securities (RMBS)

Strategic (20% weighting)

Progress in relation to each of the strategic measures, organised around three main categories, was assessed by the Committee. The Committee used the following scale in relation to each measure: 0% to 1% firmly below performance expectations, 1.5% to 3% slightly below performance expectations, 3.5% to 5.5% meeting or slightly exceeding performance expectations, and 6% to 7% clearly above performance expectations. Based on this approach to assessing performance against the 2018 Performance Measurement Framework milestones, the Committee agreed a 16.5% outcome out of a maximum of 20%. The assessment is provided in the following table.

66 Barclays PLC 2018 Annual Report on Form 20-F

Category and key outcomes	Measure	Performance	Outcome
Customer and Client: Building trust with customers and clients so they are happy to recommend us Successfully innovating and developing products and services that meet their needs Offering suitable products and services in an accessible way, ensuring excellent customer and client experience	Net Promoter Scores® (NPS)	◾ The NPS across our brands provide a view of how willing customers are to recommend our products and services to others ◾ Barclays UK relationship NPS has increased to +17 (2017: +14) ◾ Barclaycard UK relationship NPS stayed flat over the year closing at +9 at year-end (2017: +9) ◾ The Relationship NPS of the US Consumer Bank increased further to +38 (2017: +36) supported by our customer centric culture and improvements in our products and digital experience.	5%
Client rankings and market shares

◾ Our Markets franchise delivered strong performance as it increased market share[a] in each asset class and delivered 5 consecutive quarters of outperformance vs peers, and maintained its 4th place ranking in Global Fixed Income market share (Greenwich). Banking maintained its 6th rank by fee share in our UK and US home market and retained top 3 position in the UK (Dealogic)

◾ 95% of largest UK corporate clients considered service to be good, very good or excellent, up from 88% in 2017 (Charterhouse)

	Complaints performance	◾ Total Barclays UK complaint volumes (including PPI) down 1% from 2017. Underlying UK complaint volumes reduced by 9% year-on-year excluding PPI. However, PPI complaints were up 2%
Lending volumes provided to customers and clients

◾ We provided new lending of £2.8bn to SMEs in the UK, 3% more than last year, despite overall volumes 6% down as we continued to exert high levels of discipline in capital allocation to strengthen long-term sustainability

◾ We also completed over 110,000 mortgage applications worth c.£23bn (up 1.5% from 2017)

Digital engagement

◾ Over 10.8m customers and clients in the UK were using our digital services on a regular basis, 6% more than in 2017, with Barclays Mobile Banking user base up from 5.5m to nearly 6.2m

◾ 69% of US Consumer Bank customers now digitally active, up from 66% in 2017

◾ Barclays Mobile Banking is the most used mobile banking app in UK (eBenchmarkers). It was also the first core app from a major UK high street bank to enable account aggregation through Open Banking technology.

Conduct indicators

◾ Conduct Risk has been effectively managed using Key Indicators reported to the Board Reputation Committee as part of the Conduct Dashboard. Further information is provided in the Risk Review section.

Colleague: A diverse and inclusive workforce in which employees of all backgrounds are treated equally and have the opportunity to be successful and achieve their potential Engaged and enabled colleagues A positive conduct and values-based culture	Diversity and Inclusion statistics

◾ In our Your View employee opinion survey, 91% of our employees agreed that we provide the right environment to bring their whole selves to work.

◾ We were also proud to be recognised through a number of external awards in 2018 including, The Times Top 50 Employers for Women, Stonewall Top Global Employer for LGBT+ employees, Working Families UK Best for Embedded flexibility for Dynamic Working, UK Top 10 employer for Working Families, Department of Work and Pensions Disability Confident Leader, Business in the Community Best Employer for Race.

◾ Our gender diversity, particularly at senior leadership levels within the organisation, remains a focus: the percentage of women Directors and Managing Directors has improved to 24% (23% in 2017), but there is still progress to be made. We increased our activities on the development of our senior female leadership population and expanded our Encore! Programme to attract more women returners.

5.5%
Employee sustainable engagement survey scores

◾ Sustainable engagement scores increased to 79%, up 4 points from 2016 (last all colleague survey)

◾ Our scores around Energise and Engage were also up 5 and 4 points to 83% and 88% respectively, both above Financial Services Companies norms, and our Enable score was up 5% to 65%

Conduct and Culture measures

◾ Encouragingly, our Values results have improved since Q4 2017. We saw a notable increase on the question, ‘Is it safe to speak up at Barclays’, which went from 77% to 86%

◾ A similar increase is noted on the question ‘Barclays is focused on achieving good customer and client outcomes’ (92% favourable, 2016: 83%)

Note
a	All markets ranks and shares; Coalition, FY18 Preliminary Competitor Analysis based on the Coalition Index and Barclays’ internal business structure.

Barclays PLC 2018 Annual Report on Form 20-F 67

Governance: Remuneration report

Annual report on Directors’ remuneration

Category and key outcomes	Measure	Performance	Outcome
Citizenship: Making decisions and doing business in a way that provides our clients, customers, shareholders, colleagues and the communities which we serve with access to a prosperous future Proactively managing the environmental and societal impacts of our business	Delivery against our Shared Growth Ambition

◾  Target exceeded on against our annual internal milestones for a focus area of ‘Access to financing’

◾  ‘Access to digital and financial empowerment’ also exceeded target

◾  Target exceeded on against our annual internal milestones for a focus area of ‘Access to employment’.

◾  Volumes for selected social and environmental segments: facilitated £27.3bn in social and environmental financing. We expanded our green product portfolio, including the launch of the first Green Mortgage for retail customers by a mainstream UK institution

◾  We helped support around 260,000 people with access to financial and digital empowerment in 2018 (2017: 205,000)

◾  We helped improve the skills of over 2.4 million people in 2018 (2017: 2.1 million), driven by a range of employability partnerships around the world

6%
Proactively managing environmental and societal impacts

◾  We exceeded target on carbon emissions: reduced emissions by 38% against the 2015 baseline (target 30%)

◾  We released statements on our approach to Ramsar Wetlands and World Heritage Sites, as well as a comprehensive statement on energy and climate (which strengthened and replaced our previous coal statement)

◾  On-time payment by value to our suppliers was 82%, falling short of our target of 85%. Given that this KPI is reported as a three-month rolling average, it was disproportionately affected by a systems transformation in late October 2018.

Colleague engagement in citizenship activities

◾  We celebrate our colleague engagement and participation through our annual Citizenship Awards. 2018 was the 21st anniversary of the Awards, which saw almost 1,500 employees nominated.

◾  87% of colleagues who responded to the annual Your View employee survey are proud of Barclays’ contribution to the community and society, above the global Financial Services Companies norm.

External benchmarks and surveys

◾  Our performance was broadly stable across a set of ratings. Institutional Shareholder Services (ISS) released new environmental and social quality scores to assess corporate disclosures. On a 1-10 scale (‘1’ highest), Barclays was rated ‘1’ for social reporting and ‘2’ for environmental reporting

◾  The FTSE4Good ESG rating remained flat at 4.3/5. Barclays was rated as A- in the 2018 Carbon Disclosure Project climate disclosure survey, up from B in 2017.

16.5% out of 20%

Individual outcomes including assessment of personal objectives

Individual performance against each of the executive Directors’ personal objectives (20% weighting overall) was assessed by the Committee (objectives as set out on page 109 of the 2017 Annual Report).

The below summarises their performance against the shared personal objectives.

Shared objectives for Jes Staley and Tushar Morzaria	Outcomes
Deliver on 2018 financial goals such that we remain on track to achieve our returns targets

◾  Financial goals delivered and on track to achieve external returns targets in 2019 and 2020

◾  Strong financial improvements in PBT and RoTE and maintenance of CET1 in end-state range. 2018 RoTE close to 2019 target of greater than 9%

Seek opportunities for further cost savings and optimise the capital allocation within the Group	◾ 2018 cost target of £13.9bn achieved ◾ Capital allocation optimised and deployed to key strategic areas
Complete the Structural Reform programme successfully, ensuring the UK ring-fenced bank is fully operational

◾  Structural Reform programme largely completed, including the stand-up of the ring-fenced bank in the UK. This was completed in April and is recognised as one of the biggest technological shifts carried out in financial services, requiring a huge coordinated effort from teams across the bank

Finalise the implementation plan for an effective Brexit outcome	◾ The Group is operationally prepared for the UK to leave the EU, with an extended licence for Barclays Bank Ireland in place and the entity prepared to be fully operational by the end of March 2019
Continue to drive strategic initiatives to enhance growth in shareholder value in the medium term

◾  The Committee noted the strategic initiatives to improve returns to shareholders, both within the businesses and also through our state of the art operating platform, Barclays Execution Services

◾  In 2018, based on strong capital position, the restoration of the dividend to 6.5 pence, and the redemption of the expensive preference shares dating from the financial crisis, saw us deploy around £1.8 billion of capital. While this represents progress, we acknowledge that it is not yet sufficient

Manage risk and control effectively and make continued progress in resolving outstanding conduct matters

◾  Significant improvements in the control environment resulting from the wide-ranging ‘BICEP’ (Barclays Improved Controls Enhancement Programme) work

◾  Major outstanding legacy conduct matters resolved, including reaching a reasonable settlement with the US Department of Justice in relation to RMBS, and having the UK SFO charges relating to the 2008 fundraising against the bank dismissed

In addition to the shared personal objectives described above, the below summarises Jes Staley’s performance against the objectives specific to him.

68 Barclays PLC 2018 Annual Report on Form 20-F

Jes Staley’s objectives	Outcomes
Continue to strengthen the Bank’s cyber readiness, operational and financial controls

◾  Significant progress to strengthen controls in relation to cyber readiness, operations and financial reporting, including through the BICEP (Barclays Internal Controls Enhancement Programme) work

◾  Cyber security enhanced with a second joint operation centre opened in Whippany, New Jersey to enhance our ability to monitor and address incidents on a global basis

◾  Both operational issues and risk events have reduced significantly during 2018

Further improve customer and client satisfaction, with a particular focus on reducing the number of overall complaints

◾  Jes Staley has been instrumental in upgrading key talent that has led to strong performance in the Markets business which has increased market share[a] in each asset class and delivered 5 consecutive quarters of outperformance vs peers. Banking maintained its 6th rank in UK and US and remained top 3 in UK

◾  Similarly, within customer satisfaction, Barclays UK Net Promoter Score (NPS) increased to +17 from +14 in 2017

◾  Jes Staley has driven a focus on customer outcomes across the bank with his senior executive teams, reducing the number of overall complaints in Barclays UK (including PPI) 1% from 2017, while underlying UK complaint volumes reduced by 9% year-on-year excluding PPI (PPI complaints were up 2%).

As part of the ongoing succession planning for Group and Business Unit/ Functional Executive Committees, continue the focus on improving the percentage of women in senior leader positions

◾  While the percentage of females in senior leadership positions is increasing slowly, Jes Staley has personally taken accountability for trying to redress the historic gender imbalance at our most senior levels

◾  In 2018, key initiatives included the work of the Global Gender Taskforce, responsible for the Women’s Managing Director Forum, as well as the extension of the ex officio role (a rotating position on senior management committees providing opportunities for talented individuals to contribute) from the Group Executive Committee down through the organisation

◾  Jes Staley also personally launched a set of 2019 specific initiatives which are aiming to make the biggest difference most quickly to the proportion of women in senior leadership positions

Recognising his very strong performance against both his individual and shared personal objectives during 2018, the Committee judged that 17% of a maximum of 20% attributable to individual objectives was appropriate.

The below summarises Tushar Morzaria’s performance against the objectives specific to him.

Tushar Morzaria’s objectives	Outcomes
Demonstrate effective management of external relationships and reputation

◾  Feedback from the Board, regulators and investors continues to show that Tushar Morzaria is extremely well respected internally and externally, and that the management of external relationships and reputation of the Group remains strong

Continue to strengthen team performance (especially following the creation of the Group Service Company), talent base and employee engagement in Group Finance, Tax and Treasury	◾ The performance of the Finance function has continued to strengthen, with a diverse and experienced management team in place and good sustainable engagement scores

The Committee also recognised Tushar Morzaria’s very strong performance (against both his individual and shared personal objectives) during 2018, and judged that 18% out of a maximum of 20% attributable to individual objectives was appropriate.

(i) Jes Staley

A summary of the assessment for Jes Staley is provided in the following table.

Performance measure		Weighting	2018 Outcome
Financial	See table on page 66	60%	14.8%
Strategic	See table on page 67	20%	16.5%
Personal objectives	Judgemental assessment	20%	17.0%
Total		100%	48.3%
Final outcome approved by the Remuneration Committee			48.3%

In aggregate, the performance assessment for Jes Staley resulted in an overall formulaic outcome of 48.3% of maximum bonus opportunity being achieved. The Committee considered the outcome and noted that a 2018 annual bonus of £1,061,000 (of which 62% is deferred under the Share Value Plan) is slightly down against his 2017 annual bonus outcome, and therefore is not reflective of the improved performance observed. The Committee reflected on the disconnect between the positive financial and strategic performance across the Group and the relatively low outcomes against the financial measures given the extremely stretching financial targets in the annual bonus plan. Based on a balanced assessment across all of the relevant factors, including recognising share price performance (while not solely attributable to the executive Directors), the Committee decided that the outcome would remain at £1,061,000.

(ii) Tushar Morzaria

A summary of the assessment for Tushar Morzaria is provided in the following table.

Performance measure		Weighting	2018 Outcome
Financial	See table on page 66	60%	14.8%
Strategic	See table on page 67	20%	16.5%
Personal objectives	Judgemental assessment	20%	18.0%
Total		100%	49.3%
Final outcome approved by the Remuneration Committee			49.3%

Notes
a	All markets ranks and shares; Coalition, FY18 Preliminary Competitor Analysis based on the Coalition Index and Barclays’ internal business structure.

Barclays PLC 2018 Annual Report on Form 20-F 69

Governance: Remuneration report

Annual report on Directors’ remuneration

In aggregate, the performance assessment for Tushar Morzaria resulted in an overall formulaic outcome of 49.3% of maximum bonus opportunity being achieved. The Committee considered the outcome and again noted that a 2018 annual bonus of £729,000 (of which 45% is deferred under the Share Value Plan) was slightly down against his 2017 annual bonus outcome despite stronger Group performance (financial and non-financial). Similar to the assessment for Jes Staley, it decided that the outcome would remain at £729,000.

In line with the DRP, and due to the regulations prohibiting dividend equivalents being paid on unvested deferred share awards, the number of shares awarded to each executive Director under the Share Value Plan will be calculated using a share price at the date of award, discounted to reflect the absence of dividend equivalents during the vesting period. The valuation will be aligned to IFRS 2, with the market expectations of dividends during the deferral period being assessed by an independent adviser. These shares will vest in two equal tranches on the first and second anniversary (subject to the rules of the Share Value Plan as amended from time to time). All shares (whether deferred or not) are subject to a further one-year holding period from the point of release. 2018 bonuses are subject to clawback provisions and, additionally, unvested deferred 2018 bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

LTIP

The LTIP amount included in Tushar Morzaria’s 2018 single total figure is the value of the amount scheduled to be released in relation to the LTIP award granted in 2016 in respect of the performance period 2016–2018 (by reference to Q4 2018 average share price). As Jes Staley was not a participant in this cycle, the LTIP figure in the single figure table is zero for him. Release is dependent on, among other things, performance over the period from 1 January 2016 to 31 December 2018 with straight-line vesting applied between the threshold and maximum points. The performance achieved against the performance targets is as follows:

Performance measure	Weighting	Threshold	Maximum vesting	Actual	% of award vesting
Average return on tangible equity (RoTE) excluding material items[a]	25%	6.25% of award vests for RoTE of 7.5%	RoTE of 10.0%	5.6%	0%
		CET1 ratio must remain at or above an acceptable level for any of this element to vest. The threshold will be reviewed and set annually based on market conditions and regulatory requirements (11.3% in 2018)
CET1 ratio as at 31 December 2018	25%	6.25% of award vests for CET1 ratio of 11.6%	CET1 ratio of 12.7%	13.2%	25%
Cost: income ratio excluding material items[a]	20%	5% of award vests for average cost: income ratio of 66%	Average cost: income ratio of 58%	70%	0%
Risk Scorecard	15%	Performance against the Risk Scorecard is assessed by the Committee, with input from the Group Risk function, Board Risk Committee and Board Reputation Committee as appropriate, to determine the percentage of the award that may vest between 0% and 15%. Since its introduction in 2016, the Risk Scorecard has been aligned by the Committee to the annual incentive risk alignment framework reviewed with the regulators. Following this alignment, the current framework measures performance against three broad categories – Capital and Liquidity, Control Environment and Conduct – using a combination of quantitative and qualitative metrics.			10%
Balanced Scorecard	15%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 15%. Each of the 5Cs in the Balanced Scorecard has equal weighting. Assessment was made against the Balanced Scorecard targets established at the beginning of the performance period.			4%
Total					39%
Final outcome approved by the Remuneration Committee					39%

Note

a

Material items include PPI, gain on disposal or Barclays’ share of Visa Europe Limited and own credit in 2016; PPI, losses relating to the sell down of BAGL and a one-off net charge due to the re-measurement of US deferred tax assets in 2017; PPI and settlement with regard to RMBS in 2018.

A summary of the Committee’s assessment against the Risk Scorecard performance measure over the three year performance period is provided below.

Category	Weighting	Performance	Outcome
Capital & Liquidity	5%

◾  Stress test results showed improvement over the period. Although Barclays did not meet its CET1 systemic reference points in 2016, no revised capital plans were required in light of the steps already taken. In 2017, the Bank of England recognised that the increases in CET1 capital and in Tier 1 leverage ratios over the year were sufficient for it to meet the systemic reference points in the test. Barclays passed the 2018 test.

◾  Group CET1% grew from 11.4% to 13.2% over the period, and remained comfortably above the regulatory minimum throughout.

◾  Our liquidity risk appetite measure and the Liquidity Coverage Ratio remained above targets.

			4%
Controls	5%	◾ The Control Environment is monitored by senior management and the Board via various reports, dashboards, and deep dives. Summary ratings are also used to track improvement and remediation plans. ◾ These summary ratings improved over the period, notably following the completion of the Barclays Internal Controls Enhancement Programme (BICEP). This programme facilitated the resolution of the most material control issues, and implemented a system of tracking and reporting risk events and controls issues against a new Controls Maturity Model.	3%

70 Barclays PLC 2018 Annual Report on Form 20-F

Conduct	5%	◾ The Conduct category focuses on two internal forward-looking tools: ◾ The Conduct dashboard showed a downward trend in conduct issues and complaints alongside an upward trend in confidence with respect to speaking up about potential conduct risks and issues, although a need for continued focus remains. ◾ The occurrence of conduct breaches among senior leaders is referenced, in particular as a leading cultural indicator reflecting ‘tone from the top’. The number of occurrences remained negligible throughout the year.	3%
Total	15%		10%
A summary of the Committee’s assessment against the Balanced Scorecard performance measures over the three year performance period is provided below.
Category	Weighting	Performance	Outcome
Customer and Client	3%	◾ While positive progress has been made, with Barclays UK relationship NPS up to +17 (2017: +14; 2016: +10), the very ambitious target of ranking 1st against peers has not been achieved ◾ Similarly, Client Franchise Rank performance was at 5th and 6th over the period, below the plan target of top 3	0%
Colleague	3%	◾ Good progress has been made in colleague engagement, increasing from 75% in 2016 to 78% in 2017 and to 79% in 2018. However this fell below the very stretching plan target of 87%-91% ◾ Continued improvement of +1% per year in the percentage of women in senior leadership roles to 24% at the end of 2018. This falls below the plan target of 26% (calibrated including the BAGL business). Had BAGL continued to have been included, the outcome would have been c2% higher and the target would have been achieved	1%
Citizenship	3%	◾ The plan targets were exceeded on 4 measures (access to financing, financial and digital empowerment, access to employment and carbon emissions reduction) ◾ Barclays Way training was on track ◾ On-time payment to our suppliers is behind track, but in H2 2018 only, for the first time since it was introduced in 2015	2%
Conduct	3%	◾ Conduct Reputation, as measured by the YouGov survey, remained at 5.2 - 5.4 over the period and below our plan target of 6.5	0%
Company	3%	◾ RoE and RoTE targets established to deliver greater than cost of equity in 2018. While there has been positive trajectory towards the 2019 and 2020 external commitments, the timeframe was ambitious and returns are not yet at that level ◾ Cost:income ratio plan target of below 60%. This has improved but there is still further progress required to achieve a ratio below 60% ◾ Significant strengthening in the CET1 ratio over the period, with the ratio now within our end-state target range of c13% and exceeding 100-150 basis points above the regulatory minimum	1%
Total	15%		4%

The LTIP award is also subject to a discretionary underpin whereby the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should be considered for release at 39% of the maximum number of shares under the total award. The shares are scheduled to be released in March 2019. After release, the shares are subject to an additional two year holding period.

(i) LTIP awards granted during 2017

The performance measures for the awards made under the 2017–2019 LTIP cycle are as follows:

Performance measure	Weighting	Threshold	Maximum vesting
Average return on tangible equity (RoTE)	25%	6.25% of award vests for RoTE excluding material items of 7.5%	RoTE excluding material items of 9.5%
excluding material items		CET1 ratio must remain at or above an acceptable level for any of this element to vest. The threshold will be reviewed and set annually based on market conditions and regulatory requirements (11.7% on 31 December 2019)
CET1 ratio as at 31 December 2019	25%	6.25% of award vests for CET1 ratio 100 basis points above the mandatory distribution restrictions (MDR) hurdle (currently 11.7%)	CET1 ratio 200 basis points above the MDR hurdle
Cost: income ratio excluding material items	20%	5% of award vests for average cost: income ratio of 63%	Average cost: income ratio of 58%
Risk Scorecard	15%	The Risk Scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework reviewed with the regulators. The current framework measures performance against three broad categories – Capital and Liquidity, Control Environment and Conduct – using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective disclosure will be made in the 2019 Remuneration report.

Barclays PLC 2018 Annual Report on Form 20-F 71

Governance: Remuneration report

Annual report on Directors’ remuneration

Performance measure	Weighting	Threshold	Maximum vesting
Strategic non-financial	15%

The evaluation will focus on key performance measures from the Performance Measurement Framework, with a detailed retrospective narrative on progress throughout the period against each category. Performance against the strategic non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 15%. The measures are organised around three main categories:

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

(ii) LTIP awards granted during 2018

An award was made to Jes Staley and Tushar Morzaria on 8 March 2018 under the 2018–2020 LTIP at a share price of £1.7775, which has been discounted to reflect the absence of dividend equivalents during the vesting period, in accordance with our DRP. This is the price used to calculate the face value below.

	% of Total fixed pay	Number of shares	Face value at grant	Performance period
Jes Staley	120%	1,853,891	3,295,200	2018–2020
Tushar Morzaria	120%	1,248,980	2,220,000	2018–2020

The performance measures for the 2018–2020 LTIP awards are as follows:

Performance measure	Weighting	Threshold	Maximum vesting
Average return on tangible equity (RoTE) excluding material items	50%	10% of award vests for RoTE of 7.75% (based on an assumed CET1 ratio of c.13%)	RoTE of 10.25%

Vesting of this element will depend on CET1 levels during the performance period:

◾  if CET1 goes below the MDR hurdle (currently 11.7%) in any year of the period, no part of the RoTE element will vest

◾  if CET1 goes below the MDR hurdle +150bps but remains above the hurdle during the period, the Committee will exercise its discretion to determine what portion of the RoTE element should vest, based on the causes of the CET1 reduction

Average cost: income ratio excluding material items	20%	4% of award vests for average cost: income ratio of 62.5%	Average cost: income ratio of 58%
Risk Scorecard	15%	The Risk Scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework reviewed with the regulators. The current framework measures performance against three broad categories – Capital and Liquidity, Control Environment and Conduct – using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective disclosure will be made in the 2020 Remuneration report, subject to commercial sensitivity no longer remaining.
Strategic non- financial	15%

The evaluation will focus on key performance measures from the Performance Measurement Framework, with a detailed retrospective narrative on progress throughout the period against each category. Performance against the strategic non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 15%. The measures are organised around three main categories:

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

72 Barclays PLC 2018 Annual Report on Form 20-F

LTIP awards to be granted during 2019

The Committee decided to make an award under the 2019–2021 LTIP cycle to Jes Staley and Tushar Morzaria (based on their performance in 2018) with a face value at grant of 120% of their respective Total fixed pay at 31 December 2018.

The 2019–2021 LTIP award will be subject to the following forward-looking performance measures.

Performance measure	Weighting	Threshold	Maximum vesting
Average return on tangible equity ex litigation and conduct and other material items	50%	10% of award vests for RoTE of 8.5% (based on an assumed CET1 ratio of c.13%)	RoTE of 10.5%

Vesting of this element will depend on CET1 levels during the performance period:

◾ If CET1 goes below the MDR hurdle (currently 11.7%) in any year of the performance period, no part of the RoTE element will vest

◾ If CET1 goes below the end-state target (c.13%) but remains above the hurdle during the year, the Committee will exercise its discretion to determine what portion of the RoTE element should vest, based on the causes of the CET1 reduction

2021 Cost: income ratio ex litigation and conduct and other material items	20%	4% of award vests for cost: income ratio of 60%	Cost: income ratio of 58.5%
Risk Scorecard	15%	The Risk Scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework shared with the regulators. The current framework measures performance against three broad categories - Capital and Liquidity, Control Environment and Conduct - using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective disclosure will be made in the 2021 Remuneration report, subject to commercial sensitivity no longer remaining.
Strategic non-financial	15%

The evaluation will focus on key performance measures from the Performance Measurement framework, with a detailed retrospective narrative on progress throughout the period against each category. Performance against the strategic non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 15%. The measures are organised around three main categories: Customer and Client, Colleague and Citizenship. Each of the three main categories has equal weighting. Measures will likely include, but not be limited to, the following:

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

Matters for which the Committee has exercised discretion

As previously announced, malus has been applied to Jes Staley’s 2016 variable compensation. Following the conclusion of the FCA and PRA investigations into Jes Staley the Committee determined to reduce the awarded value of his 2016 variable compensation by £500,000.

Barclays PLC 2018 Annual Report on Form 20-F 73

Governance: Remuneration report

Annual report on Directors’ remuneration

Executive Directors: Statement of implementation of remuneration policy in 2019

The following chart provides an illustrative indication of how 2019 remuneration will be delivered to the executive Directors.

* This assumes an LTIP award made in 2020 in line with the current Policy.

2019 Annual bonus performance measures

Performance measures with appropriately stretching targets have been selected to cover a range of financial and non-financial goals that support the key strategic objectives of the Company. The performance measures and weightings are shown below.

Financial (60% weighting) A performance target range has been set for each financial measure.

◾ Profit before tax excluding litigation and conduct and other material items (50% weighting) Payout of this element will depend on the CET1 ratio during the performance year:

–  if CET1 goes below the MDR hurdle (currently 11.7%) during the performance year, no part of the PBT element will pay out.

–  if CET1 goes below the end-state target (c.13%) but remains above the hurdle during the year, the Committee will exercise its discretion to determine what portion of the PBT element should pay out, based on the causes of the CET1 reduction.

◾ Cost: income ratio excluding litigation and conduct and other material items (10% weighting).

Strategic non-financial (20% weighting)

The evaluation will focus on key performance measures from the Performance Measurement Framework, with a detailed retrospective narrative on progress during the year against each category. Performance against the strategic non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. The measures are organised around three main categories: Customer and Client, Colleague and Citizenship. Each of the three main categories has equal weighting. Measures will likely include, but will not be limited to, the following:

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

74 Barclays PLC 2018 Annual Report on Form 20-F

Personal (20% weighting)

The executive Directors have the following joint personal objectives for 2019:

◾    Deliver on 2019 external market targets, whilst also remaining on track for delivery of 2020 commitments. In doing so, continue to focus on the profitability and returns of the CIB

◾    Identify opportunities for further cost efficiencies, enabling re-investment into strategic priorities.

◾    Leverage the new Barclays Execution Services platform to drive our technology agenda across both trading entities to improve customer and client experience and enhance value.

◾    Respond to emerging Brexit decisions, managing risks appropriately for the Group, while continuing to support our customers and clients in the UK.

In addition, individual personal objectives for 2019 are as follows:
Jes Staley
◾ Oversee the effective management of the risk and controls agenda, including cyber risks.
◾ Further improve customer and client satisfaction, with continued focus on complaint reduction.

◾    Develop further a high performing culture in line with our Values, continuing to focus on employee engagement; the talent pipeline for Group, Business and Functional Executive Committees with a particular emphasis on improving the percentage of women in senior leadership roles.

◾ Effectively manage relationships with key external stakeholders and society more broadly.
Tushar Morzaria
◾ Demonstrate effective management of external relationships, particularly regulators and investors.

◾    Oversee the effective management of the risk and controls agenda in Group Finance, Tax and Treasury Progress Finance Transformation Programme and drive benefits across Group Finance, Tax and Treasury.

◾ Continue to develop talent base, employee engagement and gender diversity in Group Finance, Tax and Treasury.

Illustrative scenarios for executive Directors’ remuneration

The charts below show the potential value of the current executive Directors’ 2019 total remuneration in three main scenarios: ‘Minimum’ (i.e. Fixed Pay, Pension and benefits), ‘Mid-point’ (i.e. Fixed Pay, Pension, benefits and 50% of the maximum variable pay that may be awarded) and ‘Maximum’ (i.e. Fixed Pay, Pension, benefits and the maximum variable pay that may be awarded). For the purposes of these charts, the value of benefits is based on an estimated annual value for 2019 regular contractual benefits. Additional ad hoc benefits may arise, for example, overseas relocation of executive Directors, but will always be provided in line with the DRP.

A significant proportion of the potential remuneration of the executive Directors is variable and is therefore performance-related. It is also subject to deferral, additional holding periods, malus and clawback. Ahead of the new reporting requirements, we have also provided an indication of the maximum remuneration receivable, assuming share price appreciation of 50% on the LTIP.

Performance graph and table

The performance graph below illustrates the performance of Barclays over the financial years from 2009 to 2018 in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. The index has been selected because it represents a cross-section of leading UK companies.

Barclays PLC 2018 Annual Report on Form 20-F 75

Governance: Remuneration report

Annual report on Directors’ remuneration

The table below provides pay ratios of the Group Chief Executive’s total remuneration (as disclosed in the single total remuneration figure table) to the remuneration of UK employees. The ratio varies from year to year primarily due to variations in the CEO total remuneration figures, e.g. where there are changes in CEO, or variations in LTIP payouts (in some years, the Group Chief Executive may not be a participant in a vesting LTIP).

The ratio of CEO remuneration for each reference point (LQ, median and UQ) has decreased from 2016 (the first full year of service for the correct CEO) to 2018, primarily due to lower bonus outcomes for the CEO. The CEO was not a participant in any LTIP that vested during this period. Over the same period, the figures for the LQ UK employee has risen 10%. It should be noted that these ratios may increase in 2019, as this will be the first year an LTIP, in which the CEO is a participant reaches the end of its performance period and may therefore result in a vesting outcome for the CEO.

Year	2009	2010	2011	2012[a]		2013	2014	2015[a]			2016	2017	2018
Group Chief Executive	John Varley	John Varley	Bob Diamond	Bob Diamond[b]	Antony Jenkins[c]	Antony Jenkins	Antony Jenkins	Antony Jenkins[c]	John McFarlane[d]	Jes Staley[e]	Jes Staley	Jes Staley	Jes Staley
Single total remuneration figure CEO	2,050	4,567	11,070[f]	1,892	529	1,602	5,467[g]	3,399	305	277	4,233	3,873	3,362[i]

Annual bonus award as a % of max	0%	100%	80%	0%	0%	0%	57%	48%	N/A	N/A	60%	48.5%	48.3%

Long-term incentive plan vesting as a % of max	50%	16%	N/Ah	0%	N/Ah	N/Ah	30%	39%	N/Ah	N/Ah	N/Ah	N/Ah	N/Ah

UK employee LQ	106 x	232 x	552 x		118 x	77 x	254 x		183 x		195 x	173 x	141 x

UK employee median	75 x	165 x	391 x		84 x	54 x	175 x		126 x		137 x	119 x	96 x

UK employee UQ	40 x	87 x	206 x		44 x	28 x	92 x		66 x		70 x	61 x	51 x

Notes

a	Where there was more than one Group Chief Executive in a year, the pay ratio references the sum of the Group Chief Executive single total figures for that year
b	Bob Diamond left the Board on 3 July 2012.
c	Antony Jenkins became Group Chief Executive on 30 August 2012 and left the Board on 16 July 2015.
d

John McFarlane was Executive Chairman from 17 July 2015 to 30 November 2015. His fees, which remained unchanged, have been pro-rated for his time in the position. He was not eligible to receive a bonus or LTIP.

e	Jes Staley became Group Chief Executive on 1 December 2015.
f	This figure includes £5,745k tax equalisation as set out in the 2011 Remuneration report. Bob Diamond was tax equalised on tax above the UK rate where that could not be offset by a double tax treaty.
g	Antony Jenkins’ 2014 pay is higher than in earlier years since he declined a bonus in 2012 and 2013 and did not have LTIP vesting in those years.
h	Not a participant in a long-term incentive award which vested in the period.
i

As required, the single total remuneration figure includes an adjustment made to Jes Staley’s 2016 variable compensation in 2018. 2018 outcome excluding the malus adjustment is £3,862k and the ratios would be LQ: 162x, Median: 110x, UQ: 58x

Percentage change in Group Chief Executive’s remuneration

The table below shows how the percentage change in the Group Chief Executive’s salary, benefits and bonus between 2017 and 2018 compared with the percentage change in the average of each of those components of pay for UK based employees.

We have chosen UK based employees as the comparator group as it is the most representative for pay structure comparisons.

	Fixed Pay	Benefits	Annual bonus
Group Chief Executive	0%	-11%	0%
Average based on UK employees[a]	2%	0%	10%

Note

a  Certain populations were excluded to enable a meaningful like for like comparison.

Total remuneration of the employees in the Barclays Group

The table below shows the number of employees in the Barclays Group as at 31 December 2017 and 2018 in bands by reference to total remuneration. Total remuneration comprises salary, RBP, other allowances, bonus and the value at award of LTIP awards.

Total remuneration of the employees in the Barclays Group

		Number of employees
Remuneration band		2018	2017
£0 to £25,000		31,846	31,406
£25,001 to £50,000		25,770	24,280
£50,001 to £100,000		18,478	17,604
£100,001 to £250,000		10,804	9,818
£250,001 to £500,000		2,197	2,113
£500,001 to £1,000,000		916	811
£1,000,001 to £2,000,000		306	262
£2,000,001 to £3,000,000		82	70
£3,000,001 to £4,000,000		19	21
£4,000,001 to £5,000,000		6	5
£5,000,001 to £6,000,000		11	7
Above £6,000,000		6	4

Barclays is a global business. Of those employees earning above £1m in total remuneration for 2018 in the table above, 56% are based in the US, 36% in the UK, and 8% in the rest of the world.

76 Barclays PLC 2018 Annual Report on Form 20-F

Relative importance of spend on pay

A year on year comparison of Group compensation costs and distributions to shareholders are shown below.

 Total incentive awards granted - current year

	Barclays Group
	Year ended 31.12.18 £m	Year ended 31.12.17 £m	% Change
Incentive awards granted
Bonus pool	1,582	1,432	(10)
Commissions and other incentives	67	74
Total incentive awards granted	1,649	1,506	(9)

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(359)	(302)	(19)
Add: current year charges for deferred bonuses from previous years	299	457	35
Other	(33)	29
Income statement charge for performance costs	1,556	1,690	8
Proportion of bonus pool that is deferred	33%	31%

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

Chairman and non-executive Directors: Single total figure for 2018 fees

	Fees		Benefits		Total
	2018 £000	2017 £000	2018 £000	2017 £000	2018 £000	2017 £000
Chairman
John McFarlane	800	800	1	2	801	802
Non-executive Directors
Mike Ashley	215	215	-	-	215	215
Tim Breedon	225	225	-	-	225	225
Sir Ian Cheshire[a]	480	360	-	-	480	360
Mary Anne Citrino[b]	39	-	-	-	39	-
Mary Francis[c]	154	135	-	-	154	135
Crawford Gillies[d]	222	195	-	-	222	195
Sir Gerry Grimstone[e]	498	375	-	-	498	375
Reuben Jeffery III	120	120	-	-	120	120
Matthew Lester[f]	135	45	-	-	135	45
Dambisa Moyo	135	135	-	-	135	135
Diane Schueneman[g]	337	308	-	-	337	308
Mike Turner[h]	105	-	-	-	105	-
Diane de Saint Victor[i]	-	38	-	-	-	38
Steve Thieke[j]	-	87	-	-	-	87
Total	3,465	3,038	1	2	3,466	3,040

Notes

a.	Sir Ian Cheshire’s 2018 figure includes fees of £400,000 for his role as Chairman of Barclays Bank UK PLC.
b.	Mary Anne Citrino joined the Board as a non-executive Director with effect from 25 July 2018. Her fees are therefore pro-rated for the period of her appointment.
c.	Mary Francis succeeded Sir Gerry Grimstone as Chair of the Board Reputation Committee with effect from 1 April 2018.
d.	Crawford Gillies was appointed Senior Independent Director with effect from 1 April 2018 and the 2018 figures includes the pro-rated amount for the period of his appointment.
e.

Sir Gerry Grimstone was appointed Chairman of Barclays Bank PLC with effect from 1 April 2018 and subsequently stepped down as Deputy Chairman, Senior Independent Director and Chair of the Board Reputation Committee. The 2018 figure reflects this and also includes fees of £400,000 for his role as Chairman of Barclays Bank PLC Board and his previous appointment as Chairman of the BI Divisional Board for the period 1 January – 31 March 2018.

f.	Matthew Lester joined the Board a non-executive Director with effect from 1 September 2017.
g.

Diane Schueneman was appointed Chair of Barclays Services Limited (the Group Service Company) with effect from 1 September 2017 and is a member of the Barclays US LLC (the US Intermediate Holding Company) Board. The 2018 figure includes fees of £70,000 for her role on the Barclays Services Limited Board and $177k (£132k) for her role on the Barclays US LLC Board.

h.	Mike Turner joined the Board as a non-executive Director with effect from 1 January 2018.
i.	Diane de Saint Victor retired from the Board with effect from 10 May 2017.
j.	Steve Thieke retired from the Board with effect from 10 May 2017.

Barclays PLC 2018 Annual Report on Form 20-F 77

Governance: Remuneration report

Annual report on Directors’ remuneration

Chairman and non-executive Directors: Statement of implementation of remuneration policy in 2019

2019 fees, subject to annual review in line with policy, for the Chairman and non-executive Directors are shown below.

	1 January 2019 £000	1 January 2018 £000
Chairman[a]	800	800
Deputy Chairman[b]	250	250
Board member	80	80
Additional responsibilities
Senior Independent Director[c]	36	30
Chairman of Board Audit, Remuneration or Risk Committee	70	70
Chairman of Board Reputation Committee	50	50
Membership of Board Audit or Board Remuneration Committee	30	30
Membership of Board Reputation or Board Risk Committee	25	25
Membership of Board Nominations Committee	15	15

Notes

a.	The Chairman does not receive any other additional responsibilities fees in addition to the Chairman fees.
b.

Following the appointment of Sir Gerry Grimstone as Chairman of Barclays Bank PLC with effect from 1 April 2018, it was deemed not necessary to fill the position of Deputy Chairman. However, the position remains available should Barclays consider it necessary and beneficial to the Company to appoint a Deputy Chairman in the future.

c.

The Board approved an increase to the Senior Independent Director fees effective 1 April 2018. The increase in fees was approved in line with the Directors’ Remuneration Policy and took account of comparable market data and the Senior Independent Director role being performed independently of the Deputy Chairman role.

Payments to former Directors

Former Group Finance Director: Chris Lucas

In 2018, Chris Lucas continued to be eligible to receive life assurance cover, private medical cover and payments under the Executive Income Protection Plan (EIPP). Full details of his eligibility under the EIPP were disclosed in the 2013 Directors’ remuneration report (page 115 of the 2013 Annual Report). Chris Lucas did not receive any other payment or benefit in 2018.

Directors’ shareholdings and share interests

Executive Directors’ shareholdings and share interests

The chart below shows the value of Barclays’ shares held beneficially by Jes Staley and Tushar Morzaria as at 19 February 2019 that count towards the shareholding requirement of, as a minimum, Barclays’ shares worth 200% of Total fixed pay (i.e. Fixed Pay plus Pension). The current executive Directors have five years from their respective date of appointment to meet this requirement. At close of business on 19 February 2019, the market value of Barclays’ ordinary shares was £1.59.

Interests in Barclays PLC shares

The table below shows shares owned beneficially by all the Directors and shares over which executive Directors hold awards which are subject to either deferral terms and/or performance measures. The shares shown below that are subject to performance measures are the maximum number of shares that may be released.

		Unvested		Total as at
	Owned outright	Subject to performance measures	Not subject to performance measures	31 December 2018 (or date of retirement from the Board, if earlier)	Total as at 18 February 2019
Executive Directors
Jes Staley[a]	4,860,720	3,539,846	555,540	8,956,106
Tushar Morzaria	2,845,752	3,593,456	502,392	6,941,600
Chairman
John McFarlane	99,139	–	–	99,139
Non-executive Directors
Mike Ashley	115,706	–	–	115,706
Tim Breedon	45,342	–	–	45,342
Sir Ian Cheshire	91,202	–	–	91,202
Mary Anne Citrino[b]	2,000	–	–	2,000
Mary Francis	22,030	–	–	22,030
Crawford Gillies	85,975	–	–	85,975
Sir Gerry Grimstone	119,311	–	–	119,311
Reuben Jeffery III	301,963	–	–	301,963
Matthew Lester	17,703	–	–	17,703
Dambisa Moyo	67,606	–	–	67,606
Diane Schueneman	39,462	–	–	39,462
Mike Turner[c]	65,334	–	–	65,334

Notes

a	Jes Staley’s shareholding was reduced by 216,997 shares as a result of application of malus.
b.	Mary Anne Citrino joined the Board as a non-executive Director with effect from 25 July 2018.
c	Mike Turner joined the Board as a non-executive Director with effect from 1 January 2018.

78 Barclays PLC 2018 Annual Report on Form 20-F

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

The Committee considers the over-arching objectives, principles and parameters of remuneration policy across the Group to ensure it is adopting a coherent approach in respect of all employees. In discharging this responsibility the Committee seeks to ensure that the policy is transparent, avoids complexity and assesses, among other things, the impact of pay arrangements in supporting the Group’s culture, values and strategy and on all elements of risk management. The Committee also approves incentive pools for each of the Group, Barclays Bank PLC, Barclays Bank UK PLC and operations and functions, periodically reviews at least annually all material matters of retirement benefit design and governance, and ensures that the remuneration policy promotes the alignment of the long-term interests of shareholders and employees. The Committee and its members work as necessary with other Board Committees, and is authorised to select and appoint its own advisers as required.

The Terms of Reference can be found at home.barclays/corporategovernance

Chairman and members

The Chairman and members of the Committee are as follows:

◾	Crawford Gillies, Committee member since 1 May 2014 and Chairman since 24 April 2015

◾	Tim Breedon, Committee member since 1 December 2012

◾	Mary Francis, Committee member since 1 November 2016

◾	Dambisa Moyo, Committee member since 1 September 2015.

All current members are considered independent by the Board.

Remuneration committee attendance in 2018	Meetings attended/eligible to attend
Crawford Gillies	5/5
Tim Breedon	5/5
Mary Francis	5/5
Dambisa Moyo	4/5	[a]

[a]	Dambisa Moyo was unable to attend one meeting due to a conflicting commitment, but her views and comments were made available to, and considered by the committee

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review. The results of the review were positive and concluded that the Committee is composed of the right level of experience and skills.

Advisers to the Remuneration Committee

PricewaterhouseCoopers (PwC) was appointed as the independent adviser to the Committee in October 2017. The Committee is satisfied that the advice provided by PwC to the Committee is independent and objective. PwC is a signatory to the voluntary UK Code of Conduct for executive remuneration consultants.

PwC was paid £85,000 (excluding VAT) for their advice to the Committee in 2018 relating to the executive Directors (either exclusively or along with other employees within the Committee’s Terms of Reference). In addition to advising the Committee, PwC provided unrelated consulting advice to the Group in respect of strategic advice on business, operational models and cost, corporate taxation, climate-related financial disclosures, data strategy, technology consulting and internal audit.

Throughout 2018, Willis Towers Watson (WTW) continued to provide the Committee with market data on compensation when considering incentive levels, remuneration packages. WTW were paid £65,500 (excluding VAT) in fees for their services. In addition the services provided to the Committee, WTW also provides pensions advice, advice on health and benefits provision, assistance and technology support for employee surveys for the Group and pensions advice and administration services to the Barclays Bank UK Retirement Fund.

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

Barclays PLC 2018 Annual Report on Form 20-F 79

Governance: Remuneration report

Annual report on Directors’ remuneration

Remuneration Committee activity in 2018

The following provides a summary of the Committee’s activity during 2018 and at the January and February 2019 meetings at which 2018 remuneration decisions were finalised.

Meeting	Fixed and variable pay issues	Governance, risk and other matters[a]
January 2018	◾ 2017 incentive funding proposals, including risk adjustments	◾ Non-executive Directors’ fees for subsidiary boards

◾ 2017 bonus proposals for senior executives

February 2018	◾ Approved final 2017 incentive funding, including risk adjustments ◾ Approved proposals for executive Directors’ and senior executives’ 2017 bonuses and 2018–2020 LTIP awards for executive Directors	◾ Approved 2017 Reward communications approach ◾ Review of Committee effectiveness

◾ Group fixed pay budgets for 2018

◾ Approved executive Directors’ and senior executives’ 2018 Fixed Pay

◾ Approved executive Directors’ annual bonus performance measures for 2018

July 2018	◾ 2018 ex ante risk adjustment methodology ◾ 2018 incentive funding framework	◾ Barclays Fair Pay Agenda ◾ Update on the establishment of subsidiary Remuneration Committees

October 2018	◾ 2018 incentive funding projections, including risk adjustments	◾ Barclays Fair Pay Agenda ◾ Amendments to the rules of the Barclays Group Deferred Share Value Plan and Cash Value Plan
◾ Annual review of Group Chairman’s remuneration
◾ Update on Barclays UK remuneration approach

December 2018	◾ Initial consideration on executive Directors’ and senior executives’ 2018 bonuses and 2019 Fixed Pay	◾ Annual review of Committee activity, Terms of Reference and Control Framework ◾ Non-executive Directors’ fees for subsidiary boards
◾ 2019 bonus approach for executive Directors
◾ 2019-2021 LTIP performance measures
◾ 2018 incentive funding proposals, including risk adjustments
◾ Update on Barclays UK remuneration approach

January 2019	◾ 2018 incentive funding proposals, including risk adjustments

◾ 2018 bonus proposals for senior executives

February 2019	◾ Approved final 2018 incentive funding, including risk adjustments	◾ Review of Board Remuneration Committee Effectiveness ◾ Approved 2018 Reward communications approach
◾ Approved proposals for executive Directors’ and senior executives’ 2018 bonuses and 2019-2021 LTIP awards for executive Directors
◾ Group fixed pay budgets for 2019
◾ Approved 2019 executive Directors’ annual bonus performance measures

Notes

a

The Committee is also provided with updates at each scheduled meeting on: regulatory and stakeholder matters, Finance and Risk, Remuneration Review Panel meetings, operation of the Committee’s Control Framework on hiring, retention and termination, headcount and employee attrition, and extant LTIP performance.

There were also two additional Remuneration Committee meetings during the course of 2018. The Committee met on 10 May 2018 to consider remuneration consequences of the investigation into Jes Staley’s involvement in the whistleblowing incident. On 26 October 2018 the Committee met in respect of remuneration arrangements for the Group Chairman-designate.

Statement of shareholder voting at Annual General Meeting

The table below shows the voting result in respect of our remuneration report at the AGM held on 1 May 2018 and the last policy vote at the AGM on 10 May 2017:

	For % of votes cast Number	Against % of votes cast Number	Withheld Number
Advisory vote on the 2017 remuneration report	95.96%	4.04
	12,059,206,433	507,845,058	104,289,376
Binding vote on the Directors’ remuneration policy	97.91%	2.09%
	12,062,616,141	257,416,828	51,369,054

At the AGM held on 24 April 2014, shareholders of Barclays PLC voted 96.02% (10,364,453,159 votes) for the resolution in respect of a fixed to variable remuneration ratio of 1:2 for ‘Remuneration Code Staff’ (now known as MRTs). On 14 December 2017, the Board of Barclays PLC as shareholder of Barclays Bank PLC approved the resolution that Barclays Bank PLC and any of its current and future subsidiaries be authorised to apply a ratio of the fixed to variable components of total remuneration of their MRTs that exceeds 1:1, provided the ratio does not exceed 1:2. On 15 November 2018, the Board of Barclays PLC as shareholder of Barclays Bank UK PLC approved an equivalent resolution in relation to MRTs within Barclays Bank UK PLC and any of its subsidiaries.

80 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Contents

The management of risk is a critical underpinning to the execution of Barclays’ strategy. The material risks and uncertainties the Barclays Group faces across its business and portfolios are key areas of management focus.

Risk management		Annual Report

Overview of Barclays’ approach to risk management. A detailed overview together with more specific information on policies that Barclays Group determines to be of particular significance in the current operating environment can be found in Barclays PLC Pillar 3 Report 2018 or at Barclays.com.

	◾ Enterprise Risk Management Framework (ERMF) ◾ Principal risks	83 83
	◾ Risk appetite for the principal risks	83
	◾ Roles and responsibilities in the management of risk	83
	◾ Frameworks, policies and standards	n/a
	◾ Assurance	n/a
	◾ Effectiveness of risk management arrangements	n/a
	◾ Learning from our mistakes	n/a
	◾ Barclays’ risk culture	84
	◾ Barclays Group-wide risk management tools	n/a
	◾ Risk management in the setting of strategy	n/a
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	◾ Material existing and emerging risks potentially impacting more than one principal risk	85
	◾ Credit risk	87
	◾ Market risk	88
	◾ Treasury and capital risk	88
	◾ Operational risk	88
	◾ Model risk	89
	◾ Conduct risk	89
	◾ Reputation risk	90
	◾ Legal risk and legal, competition and regulatory matters	90
Principal risk management
Barclays’ approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	◾ Credit risk management	91
	◾ Management of credit risk mitigation techniques and counterparty credit risk	n/a
	◾ Market risk management	93
	◾ Management of securitisation exposures	n/a
	◾ Treasury and capital risk management	94
	◾ Operational risk management	97
	◾ Model risk management	99
	◾ Conduct risk management	100
	◾ Reputation risk management	101
	◾ Legal risk management	102
Risk performance
Credit risk: The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.	◾ Credit risk overview and summary of performance	104
	◾ Maximum exposure and effects of netting, collateral and risk transfer	104
	◾ Expected Credit Losses	107
	◾ Movements in gross exposure and impairment allowance including provisions for loan commitments and financial guarantees	110
	◾ Management adjustments to models for impairment	112
	◾ Modification of financial assets	112
	◾ Measurement uncertainty and sensitivity analysis	113
	◾ Analysis of the concentration of credit risk	118
	◾ Barclays Group’s approach to management and representation of credit quality	120
	◾ Analysis of specific portfolios and asset types	123
	◾ Forbearance	125
	◾ Analysis of debt securities	128
	◾ Analysis of derivatives	129
Market risk: The risk of a loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	◾ Market risk overview and summary of performance	131
	◾ Balance sheet view of trading and banking books	132
	◾ Review of management measures	133
	◾ Review of regulatory measures	134

Barclays PLC 2018 Annual Report on Form 20-F 81

Risk review

Contents

Risk performance continued		Annual Report

Treasury and capital risk – Liquidity:

The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

	◾ Liquidity risk overview and summary of performance ◾ Liquidity risk stress testing	137 137
	◾ Liquidity pool	139
	◾ Funding structure and funding relationships	140
	◾ Encumbrance	142
	◾ Credit ratings	146
	◾ Contractual maturity of financial assets and liabilities	147

Treasury and capital risk – Capital:

The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

	◾ Capital risk overview and summary of performance ◾ Regulatory minimum capital and leverage requirements	151 152
	◾ Analysis of capital resources	153
	◾ Analysis of risk weighted assets	154
	◾ Analysis of leverage ratio and exposures	155
	◾ Foreign exchange risk	156
	◾ Pension risk review	157
	◾ Minimum requirement for own funds and eligible liabilities	158

Treasury and capital risk – Interest rate risk in the banking book: The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

◾   Interest rate risk in the banking book overview and summary of performance

◾   Net interest income sensitivity

◾   Analysis of equity sensitivity

◾   Volatility of the FVOCI portfolio in the liquidity pool

		159 160 160 161

Operational risk: The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

	◾ Operational risk overview and summary of performance ◾ Operational risk profile	162 163

Model risk: The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.	◾ Model risk overview and summary of performance	165

Conduct risk: The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.	◾ Conduct risk overview and summary of performance	166

Reputation risk: The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.	◾ Reputation risk overview and summary of performance	167

Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.	◾ Legal risk overview and summary of performance	168

Supervision and regulation
Barclays Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	◾ Supervision of Barclays Group ◾ Global regulatory developments ◾ Financial regulatory framework	170 170 171

82 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Risk management

Barclays Group’s risk management strategy

Introduction

The activities of Barclays Group entail risk taking, every day, throughout its business. This section introduces these risks, and outlines arrangements for identifying and managing them. Barclays Group’s approach to fostering a strong risk culture is also described.

Enterprise Risk Management Framework (ERMF)

The ERMF sets the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of Barclays Group. It supports senior management in effective risk management and developing a strong risk culture.

The ERMF sets out:

◾	Principal risks faced by Barclays Group

◾	Risk appetite requirements

◾	Roles and responsibilities for risk management

◾	Risk committee structure

Principal risks

The ERMF identifies eight principal risks and sets out associated responsibilities and risk management standards.

Risk appetite for the principal risks

Risk appetite is defined as the level of risk which Barclays Group is prepared to accept in the conduct of its activities.

Risk appetite is approved and disseminated across legal entities and businesses, with limits specified to control exposures and activities that have material concentration risk implications for Barclays Group.

Roles and responsibilities in the management of risk

The Three Lines of Defence

All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out below.

First Line of Defence

The First Line of Defence comprises all employees engaged in the revenue generating and client facing areas of Barclays Group and all associated support functions, including Finance, Treasury, Human Resources and the Chief Operating Office (COO) function.

Employees in the First Line are responsible for:

◾	identifying the risks in their activities and developing appropriate policies, standards and controls

◾	operating within any and all limits which the Risk and Compliance functions establish over the exposures and activities of the first line; and

◾	escalating risk events to senior managers in Risk and Compliance.

Second Line of Defence

The Second Line of Defence comprises employees of Risk and Compliance. The role of the Second Line is to establish the limits, rules and constraints under which First Line activities shall be performed, consistent with the risk appetite of Barclays Group, and to monitor the performance of the First Line against these limits and constraints. Note that the First Line may also set limits for a number of their activities related to operational risk. These will remain subject to supervision by the Second Line.

Third Line of Defence

The Third Line of Defence comprises employees of Internal Audit. They provide independent assurance to the Barclays Board and Barclays Group Executive Management over the effectiveness of governance, risk management and control.

The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.

Risk committees

Product/risk type committees consider risk matters relevant to their business, and escalate as required to the Group Risk Committee (GRC), whose Chairman, in turn, escalates to Barclays PLC Board Committees and the Barclays PLC Board.

There are three Board-level forums which oversee the application of the ERMF and review and monitor risk across the Barclays Group. These are: the Barclays PLC Board Risk Committee, the Barclays PLC Board Audit Committee, and the Barclays PLC Board Reputation Committee. Additionally, the Barclays PLC Board Remuneration Committee oversees pay practices focusing on aligning pay to sustainable performance. Finally, the Barclays PLC Board receives regular information on the risk profile of Barclays Group, and has ultimate responsibility for risk appetite and capital plans.

Barclays PLC 2018 Annual Report on Form 20-F 83

Risk review

Risk management

Barclays Group’s risk management strategy

The Barclays PLC Board

One of the Board’s responsibilities is the approval of risk appetite. The Barclays Group CRO regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the ERMF.

Summaries of the relevant skills, experience and background of the Directors of the Board are presented in the Board of Directors section on pages 5 to 6.

The Barclays PLC Board Risk Committee (BRC)

The BRC monitors Barclays Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to ascertain that the BRC is comfortable with them. After each meeting, the Chairman of the BRC prepares a report for the next meeting of the Board. All members are independent Non-Executive Directors.

The BRC receives regular reports on risk methodologies, the effectiveness of the risk management framework, and Barclays Group’s risk profile, including the material issues affecting each business portfolio and forward risk trends. The committee also commissions in-depth analyses of significant risk topics, which are presented by the Barclays Group CRO or senior risk managers in the businesses. The Chairman of the BRC also sits on the BAC.

The Barclays PLC Board Audit Committee (BAC)

The BAC receives regular reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, and quarterly papers on accounting judgements (including impairment). It also receives a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment and Barclays Group’s policies and methodologies. The Chairman of the BAC also sits on the BRC.

The Barclays PLC Board Reputation Committee (RepCo)

The RepCo reviews management’s recommendations on conduct and reputation risk and the effectiveness of the processes by which Barclays Group identifies and manages these risks. It also reviews and monitors the effectiveness of Barclays Group’s citizenship strategy, including the management of Barclays Group’s economic, social and environmental contribution.

The Barclays PLC Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance and risk profile, and proposals on ex-ante and ex-post risk adjustments to variable remuneration. These inputs are considered in the setting of performance incentives.

The terms of reference and additional details on membership and activities for each of the principal Board Committees are available from the Corporate Governance section of Barclays Group’s website at: home.barclays/about-barclays/barclays-corporate-governance.html.

Barclays Group’s risk culture

Risk culture can be defined as the “norms, attitudes and behaviours related to risk awareness, risk taking and risk management”. At Barclays Group this is reflected in how colleagues identify, escalate and manage risk matters.

Our Code of Conduct – the Barclays Way

Globally, all colleagues must attest to the “Barclays Way”, our Code of Conduct, and all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the purpose and values which govern our Barclays Way of working across our business globally. It constitutes a reference point covering the aspects of colleagues’ working relationships, with other Barclays Group’s employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community.

Embedding of a values-based, conduct culture

Conduct, culture and values remain a priority of the Barclays Group Executive Committee who receive regular, detailed information from the business lines, and clearly communicate their intentions and the Barclays Group’s progress to all colleagues. The effectiveness of the risk and control environment, for which all colleagues are responsible, depends on the continued embedment of strong values. Colleagues must be willing to meet their risk management responsibilities and escalate issues on a timely basis. Refer to the Board Reputation Committee report on page 27 for further details.

Induction programmes support new colleagues in understanding how risk management culture and practices support how Barclays Group does business and the link to Barclays Group’s values. The Leadership Curriculum covers the building, sustaining and supporting of a trustworthy organisation and is offered to colleagues globally.

Other risk culture drivers

In addition to values and conduct, we consider the following determinants of risk culture:

◾	Management and governance: This means a consistent tone from the top and clear responsibilities to enable risk identification and challenge

◾	Motivation and incentives: The right behaviours are rewarded and modelled

◾	Competence and effectiveness: This means that colleagues are enabled to identify, escalate and resolve risk and control matters

◾	Integrity: Colleagues are willing to meet their risk management responsibilities, and escalate issues on a timely basis.

84 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

Material existing and emerging risks to Barclays Group’s future performance

Material risks are those to which senior management pay particular attention and which could cause the delivery of Barclays Group’s strategy, results of operations, financial condition and/or prospects to differ materially from current expectations.

Emerging risks are those which have largely unknown components, the impact of which could crystallise over a longer time horizon. These could currently be considered immaterial but over time may individually or cumulatively affect Barclays Group’s strategy and cause the same outcomes as material risks. In addition, certain factors beyond Barclays Group’s control, including escalation of terrorism or global conflicts, natural disasters and similar calamities, although not detailed below, could have a similar impact on Barclays Group.

The risks described below are material existing and emerging risks which senior management has identified with respect to Barclays Group.

Material existing and emerging risks potentially impacting more than one principal risk

i) Business conditions, general economy and geopolitical issues

The Barclays Group business mix spreads across multiple geographies and client types. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where Barclays Group is active, or in any systemically important economy, could adversely affect Barclays Group’s operating performance, financial condition and prospects.

Although economic activity continued to strengthen globally in 2018, a change in global economic conditions and the reversal of the improving trend may result in lower client activity in Barclays Group, including lower demand for borrowing from creditworthy customers, and/or a reduction in the value of related collateral and/or an increase of Barclays Group’s default rates, delinquencies, write-offs, and impairment charges, which in turn could adversely affect Barclays Group’s performance and prospects. Deteriorating economic conditions could also impact the ability of Barclays Group to raise funding from external investors. In addition, a shift in the forward looking consensus view of economic conditions may materially impact the models used to calculate expected credit losses (ECL), where an increase in ECLs could adversely affect Barclays Group’s profitability.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world are at risk of further deterioration, thus potentially increasing market uncertainties and adverse global economic and market conditions, which in turn could adversely affect Barclays Group’s profitability in certain geographical locations.

In the UK, the vote in favour of leaving the European Union (EU), see ii) Process of UK withdrawal from the European Union below, has given rise to political uncertainty with potential consequences for investment and market confidence. The initial impact was a depreciation of Sterling resulting in higher costs for companies exposed to imports and a more favourable environment for exporters. Rising domestic costs resulting from higher import prices may impact household incomes and the affordability of consumer loans and mortgages, resulting in reduced business and, thereby, negatively impacting Barclays Group’s profitability. In turn this may affect businesses dependent on consumers for revenue, exacerbated by current pressures on businesses dependent on discretionary purchases. There has also been a reduction in activity in both commercial and residential real estate markets which has the potential to impact the value of real estate assets and adversely affect mortgage assets. Furthermore, continued uncertainty in the withdrawal process could have a detrimental effect in the economic environment in continental Europe, which may negatively impact Barclays Group’s business in specific Eurozone countries.

In the US, where the economy outperformed other key markets in 2018, there is the possibility of significant continued changes in policy in sectors including trade, healthcare and commodities which may have an impact on associated Barclays Group portfolios. A significant proportion of Barclays Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions, an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, resulting in a negative impact on Barclays Group’s profitability.

As anticipated, most major central banks have started tightening their monetary policies in 2018 and there remains a possibility that this will continue. The risk of large capital flows spawned by divergent or differently timed policies remains, and this will continue to provide financial market turbulence, in particular in emerging market economies. This may negatively impact Barclays Group’s business in the affected regions, under both profiles of credit and market risk.

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

Deterioration in emerging markets could affect Barclays Group if it results in higher impairment charges for Barclays Group via sovereign or counterparty defaults.

More broadly, a deterioration of conditions in the key markets where Barclays Group operates could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence indirectly having a material adverse impact on GDP growth in significant markets and therefore on Barclays Group’s performance; (ii) mark to market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; (iii) reduced ability to obtain capital from other financial institutions for Barclays Group’s operations; and (iv) lower levels of fixed asset investment and productivity growth overall.

ii) Process of UK withdrawal from the European Union

The uncertainty around Brexit spanned the whole of 2018, and intensified in the second half of the year. The full impact of the withdrawal may only be realised in years to come, as the economy adjusts to the new regime, but Barclays Group continues to monitor the most relevant risks, including those that may have a more immediate impact, for its business:

◾	Market volatility, including in currencies and interest rates, might increase which could have an impact on the value of Barclays Group’s trading book positions.

◾	Potential UK financial institutions’ credit spread widening could lead to reduced investor appetite for Barclays Group’s debt securities; this could negatively impact the cost of, and/or access to, funding. There is potential for continued market and interest rate volatility. This volatility could affect underlying interest rate risk value of the assets in the banking book and securities held by Barclays Group for liquidity purposes.

◾	A credit rating agency downgrade applied directly to Barclays Group, or indirectly as a result of a credit rating agency downgrade to the UK Government, could significantly increase Barclays Group’s borrowing costs, credit spreads and materially adversely affect Barclays Group’s interest margins and liquidity position.

◾	Changes in the long-term outlook for UK interest rates may adversely affect pension liabilities and the market value of investments funding those liabilities.

Barclays PLC 2018 Annual Report on Form 20-F 85

Risk review

Material existing and emerging risks

◾	Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays Group’s portfolios, notably: higher Loan to Value mortgages, UK unsecured lending including credit cards and commercial real estate exposures.

◾	The implementation of trade and customs barriers between the UK and EU could lead to delays and increased costs in the passage of goods for corporate banking customers. This could negatively impact the levels of customer defaults and business volumes which may result in an increase in Barclays Group’s impairment charges and a reduction in revenues.

◾	Changes to current EU ‘Passporting’ rights may require further adjustment to the current model for Barclays Group’s cross-border banking operation which could increase operational complexity and/or costs.

◾	The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK’s and the EU’s future approach to the EU freedom of movement and immigration from the EU countries and this may impact Barclays Group’s access to the EU talent pool.

◾	The legal framework within which Barclays Group operates could change and become more uncertain if the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector) following its withdrawal from the EU. Certainty around the ability to perform existing contracts, enforceability of certain legal obligations and uncertainty around the jurisdiction of the UK courts may be affected until the impacts of the loss of the current legal and regulatory arrangements between the UK and EU and the enforceability of UK judgements across the EU are fully known.

◾	Should the UK lose automatic qualification to be part of Single Euro Payments Area there could be a resultant impact on the efficiency of, and access to, European payment systems. In addition, loss of automatic qualification to the European Economic Area (EEA) or access to Financial Markets Infrastructure including exchanges, central counterparties and payment services could impact service provision for clients, likely resulting in reduced market share and revenue and increased operating costs for Barclays Group.

◾	There are certain execution risks relating to the transfer of Barclays Group’s European businesses to Barclays Bank Ireland Group. Technology change could result in outages or operational errors, leading to delays in the transfer of assets and liabilities to Barclays Bank Ireland Group, and delayed delivery could lead to European clients losing access to products and service and increased reputational risk.

iii) Interest rate rises adversely impacting credit conditions

To the extent that central banks increase interest rates particularly in Barclays Group’s main markets, in the UK and the US, there could be an impact on consumer debt affordability and corporate profitability.

While interest rate rises could positively impact Barclays Group’s profitability, as retail and corporate business income may increase due to margin de-compression, future interest rate increases, if larger or more frequent than expectations, could cause stress in the lending portfolio and underwriting activity of Barclays Group. Higher credit losses driving an increased impairment allowance would most notably impact retail unsecured portfolios and wholesale non-investment grade lending.

Changes in interest rates could have an adverse impact on the value of high quality liquid assets which are part of the Barclays Group Treasury function’s investment activity. Consequently, this could create more volatility than expected through Barclays Group’s FVOCI reserves.

iv) Regulatory change agenda and impact on business model

Barclays Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, a more intensive regulatory approach and enhanced requirements together with the uncertainty (particularly in light of the UK’s withdrawal from the EU) and potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect Barclays Group’s business, capital and risk management strategies and/or may result in Barclays Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

Barclays Bank UK Group was established on 1 April 2018 as the ring-fenced entity under Barclays Group. The relevant rules required to comply with the UK ring-fencing regime are complex and will continue to entail significant costs and operational and legal risks. There may be a risk associated with the uncertainty around interpretation, administration and enforcement of the ring fencing regime as the regulatory requirements develop. This risk is compounded by the potential for different regulatory interpretation as standards are developed, the impact of the UK’s withdrawal from the EU and internal factors, such as Barclays Group’s strategy. Failure to maintain ongoing compliance, including from the implementation of any new regulatory requirements that may potentially be enforced, could result in regulatory censure or penalties for Barclays Group.

There are several other significant pieces of legislation and areas of focus which will require significant management attention, cost and resource, including:

◾	Changes in prudential requirements (including the risk reduction measures package recently adopted in the EU to amend the Capital Requirements Directive (CRD IV) and the Bank Recovery and Resolution Directive (BRRD)) may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as: increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets; restricting distributions on capital instruments; modifying the terms of outstanding capital instruments; modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding); changing Barclays Group’s business mix or exiting other businesses; and/or undertaking other actions to strengthen Barclays Group’s position. (See Treasury and capital risk on pages 136 to 158 and Supervision and regulation on pages 169 to 176 for more information).

◾	The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. Other regulations applicable to swap dealers, including those promulgated by the US Commodity Futures Trading Commission, have imposed significant costs on Barclays Group’s derivatives business. The increased regulation of swaps and security-based swaps may also result in other increases in costs for market participants, as well as reduced liquidity in the markets for such instruments, which could cause further increases in costs and volatility. These and any future requirements, including the US SEC’s regulations relating to security-based swaps and the possibility of overlapping and/or contradictory requirements imposed on derivative transactions by regulators in different jurisdictions, are expected to continue to impact such business in the same manner.

More broadly, compliance with the evolving regulatory framework entails significant costs for market participants and is having a significant impact on certain markets in which Barclays Group operates. The recast Markets

86 Barclays PLC 2018 Annual Report on Form 20-F

in Financial Instruments Directive in Europe (MiFID II), which came into force in January 2018, has fundamentally changed the European regulatory framework entailing significant operational changes for market participants in a wide range of financial instruments as well as changes in market structures and practices. In addition, the EU Benchmarks Regulation, which also came into force in January 2018, regulates the use of benchmarks in the EU. In particular, after 1 January 2020 certain Barclays Group entities will not be permitted to use benchmarks unless the relevant administrator is authorised, registered or qualifies under a third party regime. This may necessitate adapting processes and systems to transition to new alternative benchmarks, which would be a very time-consuming and costly process. Separately, the transition to risk-free rates as part of a wider benchmark reform is also expected to be impactful to Barclays Group in respect of the timing of the development of a robust risk free rate market, an unfavourable market reaction and/or inconsistencies in the adoption of products using the new risk free rates, and also in respect of the costs and uncertainties involved in managing and/or changing historical products to reference risk free rates as a result of the proposed discontinuation of certain existing benchmarks.

◾	Barclays Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the EBA, the FDIC and the FRB. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and enforce robust, forward looking capital and liquidity management processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on Barclays Group’s or certain of its members’ business model, data provision, stress testing capability and internal management processes and controls. The stress testing requirements to which Barclays Group and its members are subject are becoming increasingly stringent. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of Barclays Group, could result in Barclays Group being required to enhance its capital position, limit capital distributions or position additional capital in specific subsidiaries. For more information on stress testing, refer to Supervision and regulation on page 172.

◾	The introduction and implementation of both Payments Service Directive 2 (PSD2) and the Open API standards and data sharing remedy from the UK Competition and Markets Authority following its Retail Banking Market Investigation Order (together ‘Open Banking’) from January 2018 with delivery across 2019 provides third parties and banks with opportunities to change and enhance the relationship between a customer and their bank. It does this by providing customers with the ability to share their transactional data with authorised third party service providers either for aggregation or payment services. It is anticipated that both aggregation and payment services will be offered by third parties to Barclay Group’s customers and Barclays Group itself has launched an aggregation service. PSD2 will also introduce new requirements to the authentication process for a number of actions customers take, including ecommerce transactions. A failure to comply with Open Banking requirements could expose Barclays Group to regulatory sanction. Further, the data sharing regime could mean that actions or omissions by third party service providers could expose Barclays Group to potential financial loss from third party fraud, misuse of customer data, litigation and reputational detriment, amongst other things. The changes to authentication may change the fraud environment across the industry as providers implement different approaches to comply.

Material existing and emerging risks impacting individual principal risks

i) Credit risk

a) Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, implemented on 1 January 2018, results in impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than has been the case under IAS 39 and has had, and may continue to have, a material impact on Barclays Group’s financial condition.

Measurement involves increased complex judgement and impairment charges will tend to be more volatile, particularly under stressed conditions. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted. Taking into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact regulatory capital ratios.

In addition, the move from incurred to expected credit losses has the potential to impact Barclays Group’s performance under stressed economic conditions or regulatory stress tests. For more information, refer to Note 1 on pages 214 to 217.

b) Specific sectors and concentrations

Barclays Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to Barclays Group’s portfolio which could have a material impact on performance:

◾	UK retailers. Softening demand, rising costs and a structural shift to online is fuelling pressure on the UK High Street. Whilst we have not seen any material impact, as the UK retailer market repositions itself the trend represents a potential risk in our UK corporate portfolio.

◾	Consumer affordability has remained a key area of focus for regulators, particularly in unsecured lending, driven by the growth in levels of borrowing. Macroeconomic factors, such as rising unemployment, that impact a customer’s ability to service unsecured debt payments could lead to increased arrears in unsecured products.

◾	UK real estate market. UK property represents a significant portion of the overall Barclays Group retail and corporate credit exposure. In 2018, property price growth across the UK continued, however, this growth has slowed in London and the South East where Barclays Group’s exposure has high concentration. Barclays Group is at risk of increased impairment from a material fall in property prices due to the depreciation in value of the underlying loan security.

◾	Leverage finance underwriting. Barclays Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. Barclays Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for Barclays Group, or an increased capital requirement should there be a need to hold the exposure for an extended period.

◾	Italian portfolio. Barclays Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. The Italian economy tipped into an official recession at the end of 2018 and should the economy deteriorate further, there could be a material adverse effect on Barclays Group’s results including, but not limited to, increased credit losses and higher impairment charges.

Barclays Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on Barclays Group’s results due to, for example, increased credit losses and higher impairment charges.

Barclays PLC 2018 Annual Report on Form 20-F 87

Risk review

Material existing and emerging risks

c) Environmental risk

Barclays Group is exposed to credit risks arising from energy and climate change. Indirect risks may be incurred as a result of environmental issues impacting the credit worthiness of the borrower resulting in higher impairment.

ii) Market risk

Market volatility

An uncertain outlook for the direction of monetary policy, the US-China trade conflict, slowing global growth and political concerns in the US and Europe (including Brexit) are some of the factors that could heighten market risks for Barclays Group’s portfolios.

In addition, Barclays Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact Barclays Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

iii) Treasury and capital risk

Barclays Group may not be able to achieve its business plans due to: a) inability to maintain appropriate capital ratios; b) inability to meet its obligations as they fall due; c) rating agency downgrades; d) adverse changes in foreign exchange rates on capital ratios; e) adverse movements in the pension fund; f) non-traded market risk/interest rate risk in the banking book.

a) Inability to maintain prudential ratios and other regulatory requirements

This could lead to Barclays Group’s inability to support business activity; a failure to meet regulatory capital requirements including any additional capital add-ons or the requirements set for regulatory stress tests; increased cost of funding due to deterioration in investor appetite or credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen Barclays Group’s capital or leverage position.

b) Inability to manage liquidity and funding risk effectively

This may result in Barclays Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause Barclays Group to fail to meet regulatory liquidity standards or be unable to support day-to-day banking activities.

The stability of Barclays Group’s current funding profile, in particular that part which is based on accounts and deposits payable on demand or at short notice, could be affected by Barclays Group failing to preserve the current level of customer and investor confidence. Barclays Group also regularly accesses the capital markets to provide short-term and long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in legal, regulatory or conduct matters and loss of confidence by investors, counterparties and/or customers in Barclays Group, can affect the ability of Barclays Group to access the capital markets and/or the cost and other terms upon which Barclays Group is able to obtain market funding.

c) Credit rating changes and the impact on funding costs

Any potential or actual credit rating agency downgrades could significantly increase

Barclays Group’s borrowing costs, credit spreads and materially adversely affect Barclays Group’s interest margins and liquidity position. Consequently, this may result in reduced profitability for Barclays Group.

d) Adverse changes in FX rates impacting capital ratios

Barclays Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, Barclays Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage Barclays Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital and leverage ratios.

e) Adverse movements in the pension fund

Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a funding and/or accounting basis. This could lead to Barclays Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19 the liabilities discount rate is derived from the yields of high quality corporate bonds.

Therefore, the valuation of Barclays Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.

f) Non-traded market risk/interest rate risk in the banking book

A shortfall in the liquidity pool investment return could increase Barclays Group’s cost of funds and impact the capital ratios. Barclays Group’s structural hedge programmes for interest rate risk in the banking book rely on behavioural assumptions, as a result, the success of the hedging strategy is not guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration.

iv) Operational risk

a) Cyber threat

The frequency of cyber-attacks continues to grow and is a global threat which is inherent across all industries, including the financial sector and is a key area of focus for Barclays Group. The financial sector remains a primary target for cyber criminals. There is an increasing level of sophistication in both criminal and nation state hacking for the purpose of stealing money, stealing, destroying or manipulating data, including customer data, and/or disrupting operations, with threats arising from malicious emails, distributed denial of service (DDoS) attacks, payment system compromises, supply chain and vulnerability exploitation. Other events have a compounding impact on services and customers, e.g. data breaches in social networking sites, retail companies and payments networks.

Failure to adequately manage this threat could result in increased fraud losses, inability to perform critical economic functions, customer detriment, potential regulatory censure or penalties, legal liability, reduction in shareholder value and reputational damage.

b) Fraud

The level and nature of fraud threats continues to evolve, particularly with the increasing use of digital products and the greater functionality available online. Criminals continue to adapt their techniques and are increasingly focused on targeting customers and clients through ever more sophisticated methods of social engineering. External data breaches also provide criminals with the opportunity to exploit the growing levels of compromised data. These threats could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

Recent changes in the regulatory landscape will see increased levels of liability being taken by Barclays Group as part of a voluntary code in the UK to provide additional protection to customers and clients who are victims of Authorised Push Payment scams.

c) Operational resilience

The loss of or disruption to Barclays Group’s business processing is a material inherent risk theme within Barclays Group and across the financial services industry, whether arising through impacts on technology systems, real estate services, personnel availability or the support of major suppliers.

Failure to build resilience into business processes or into the services of technology, real estate or suppliers on which Barclays Group’s business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by our customers, potential regulatory censure or penalties, and reputational damage.

d) Supplier exposure

Barclays Group depends on suppliers, including Barclays Services Limited, for the provision of many of its services and the development of technology. Even though

88 Barclays PLC 2018 Annual Report on Form 20-F

Barclays Group depends on suppliers, it continues to be accountable for risk arising from the actions of such suppliers.

Failure to monitor and control Barclays Group’s suppliers could potentially lead to client information, or critical infrastructures and services, not being adequately protected or available when required. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on our ability to continue to provide services that are material to Barclays Group.

Failure to adequately manage outsourcing risk could result in increased losses, inability to perform critical economic functions, customer detriment, potential regulatory censure, legal liability and reputational damage.

e) Processing error

As a large, complex bank, Barclays Group faces the risk of material errors in operational processes, including payments and client transactions.

Material operational or payment errors could disadvantage Barclays Group’s customers, clients or counterparties and could result in regulatory censure, legal liability, reputational damage and financial loss for Barclays Group.

f) New and emergent technology

Technological advancements present opportunities to develop new and innovative ways of doing business across Barclays Group, with new solutions being developed both in-house and in association with third party companies. Introducing new forms of technology, however, also has the potential to increase inherent risk.

Failure to evaluate, actively manage and closely monitor risk exposure during all phases of business development could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

g) Ability to hire and retain appropriately qualified employees

As a regulated financial institution, Barclays Group requires diversified and specialist skilled colleagues. Barclays Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as the UK’s decision to leave the EU and the enhanced individual accountability applicable to the banking industry.

Failure to attract or prevent the departure of appropriately qualified and skilled employees could negatively impact our financial performance, control environment and level of employee engagement. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

h) Tax risk

Barclays Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. The Tax Cuts and Jobs Act has introduced substantial changes to the US tax system, including the introduction of a new tax, the Base Erosion Anti-Abuse Tax. These changes have increased Barclays Group’s tax compliance obligations and require a number of system and process changes which introduce additional operational risk. In addition, increasing customer tax reporting requirements around the world and the digitisation of the administration of tax has potential to increase Barclays Group’s tax compliance obligations further. In light of the above, there is a risk that Barclays Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of Barclays Group.

i) Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to Barclays

Group, beyond what was anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of Barclays Group.

j) Data management and information protection

Barclays Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes Barclays Group to the risk of loss or unavailability of data (including customer data covered under vi), c) Data protection and privacy, below) or data integrity issues. This could result in regulatory censure, legal liability and reputational damage, including the risk of substantial fines under the General Data Protection Regulation (GDPR), which strengthens the data protection rights for customers and increases the accountability of Barclays Group in its management of that data.

k) Unauthorised or rogue trading

Unauthorised trading, such as a large unhedged position, which arises through a failure of preventative controls or deliberate actions of the trader, may result in large financial losses for Barclays Group, loss of business, damage to investor confidence and reputational damage.

l) Algorithmic trading

In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in increased market exposure and subsequent financial losses for Barclays Group and potential loss of business, damage to investor confidence and reputational damage.

v) Model risk

Enhanced model risk management requirements

Barclays Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across Barclays Group has a material impact on the accuracy and completeness of our risk and financial metrics.

Models may also be misused. Model errors or misuse may result in Barclays Group making inappropriate business decisions and being subject to financial loss, regulatory risk, reputational risk and/or inadequate capital reporting.

vi) Conduct risk

There is the risk of detriment to customers, clients, market integrity, effective competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a) Product governance and life cycle

Ineffective product governance, including design, approval and review of products, inappropriate controls over internal and third party sales channels and post sales services, such as complaints handling, collections and recoveries, could lead to poor customer outcomes, as well as regulatory sanctions, financial loss and reputational damage.

b) Financial crime

Barclays Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate financial crime (money laundering, terrorist financing and proliferation financing, breaches of economic and financial sanctions, bribery

Barclays PLC 2018 Annual Report on Form 20-F 89

Risk review

Material existing and emerging risks

and corruption, and the facilitation of tax evasion). UK and US regulations concerning financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by Barclays Group’s regulators together with severe penalties, affecting Barclays Group’s reputation and financial results.

c) Data protection and privacy

Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and to meeting privacy laws and obligations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, regulatory sanctions and financial loss, which under the GDPR may be substantial (see iv (j) Data management and information protection, above).

d) Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and the adoption and enforcement of adequate internal reporting and whistleblowing procedures in helping to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. Failure to meet the requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules may lead to regulatory sanctions, both for the individuals and Barclays Group.

vii) Reputation risk

Barclays Group’s association with sensitive sectors and its impact on reputation

A risk arising in one business area can have an adverse effect upon Barclays Group’s overall reputation; any one transaction, investment or event that, in the perception of key stakeholders reduces their trust in Barclays Group’s integrity and competence.

Barclays Group’s association with sensitive topics and sectors is an area of concern for stakeholders, including:

◾	Disclosure of climate risks and opportunities, including the activities of certain sections of the client base, which has become the subject of increased scrutiny from regulators, NGOs and other stakeholders.

◾	The risks of association with human rights violations through the perceived indirect involvement in human rights abuses committed by clients and customers.

◾	The manufacture and export of military and riot control goods and services by clients and customers.

These associations have the potential to give rise to reputation risk for Barclays Group and may result in loss of business, regulatory censure and missed business opportunity.

In addition to the above, Reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or Barclays Group (see iv a) Cyber threat, iv j) Data management and information protection, and vi) Conduct risk, above).

viii) Legal risk and legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and breaches of legislation and/or regulations may negatively affect Barclays Group’s results, reputation and ability to conduct its business.

Barclays Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions. Authorities have continued to investigate past practices, pursued alleged breaches and imposed heavy penalties on financial services firms. A breach of applicable legislation and/or regulations could result in Barclays Group or its staff being subject to criminal prosecution, regulatory censure, fines and other sanctions in the jurisdictions in which it operates. Where clients, customers or other third parties are harmed by Barclays Group’s conduct, this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between Barclays Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in Barclays Group being liable to third parties, or may result in Barclays Group’s rights not being enforced as intended.

Details of legal, competition and regulatory matters to which Barclays Group is currently exposed are set out in Note 27. In addition to matters specifically described in Note 27, Barclays Group is engaged in various other legal proceedings which arise in the ordinary course of business. Barclays Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which Barclays Group is, or has been, engaged.

The outcome of legal, competition and regulatory matters, both those to which Barclays Group is currently exposed and any others which may arise in the future, is difficult to predict. In connection with such matters Barclays Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose Barclays Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on Barclays Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on Barclays Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to Barclays Group’s results of operations or cash flow for a particular period.

In January 2017, Barclays was sentenced to serve three years of probation from the date of the sentencing order in accordance with the terms of its May 2015 plea agreement with the Department of Justice (DOJ). During the term of probation, Barclays Group must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. Potential consequences of breaching the plea agreement include the imposition of additional terms and conditions on Barclays Group, an extension of the agreement, or the criminal prosecution of Barclays Group, which could, in turn, entail further financial penalties and collateral consequences and have a material adverse effect on Barclays Group’s business, operating results or financial position.

There is also a risk that the outcome of any legal, competition or regulatory matters in which Barclays Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. A decision in any matter, either against Barclays Group or another financial institution facing similar claims, could lead to further claims against Barclays Group.

90 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Credit risk management

Credit risk (audited)

The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

Overview

The credit risk that Barclays Group faces arises from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients; trading activities, including: debt securities, settlement balances with market counterparties, FVOCI assets and reverse repurchase loans.

Credit risk management objectives are to:

◾	maintain a framework of controls to oversee credit risk;

◾	identify, assess and measure credit risk clearly and accurately across Barclays Group and within each separate business, from the level of individual facilities up to the total portfolio;

◾	control and plan credit risk taking in line with external stakeholder expectations and avoiding undesirable concentrations;

◾	monitor credit risk and adherence to agreed controls.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are greater in number but lesser in value and are, therefore, managed in aggregated segments.

The credit risk management teams in each legal entity are accountable to the relevant Legal Entity CRO, who reports to the Barclays Group CRO.

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting strategies for approval of transactions (principally retail); setting risk appetite; monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; performing effective turnaround and workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery processes/units for retail portfolios; and development of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers assigned the higher levels of delegated authority. The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority, require the support of a legal entity Senior Credit Officer. For exposures in excess of the legal entity Senior Credit Officer’s authority, approval by Group Senior Credit Officer/Board Risk Committee is also required. The Barclays Group Credit Risk Committee, attended by legal entity Senior Credit Officers, provides a formal mechanism for the Barclays Group Senior Credit Officer to exercise the highest level of credit authority over the most material Barclays Group single name exposures.

In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Barclays Group-wide direction, oversight and challenge of credit risk taking. Central Risk sets the Credit Risk Control Framework, which provides the structure within which credit risk is managed, together with supporting credit risk policies and standards.

Governance and oversight of expected credit losses

Barclays Group’s organisational structure and internal governance processes oversee the estimation of ECL across several areas, including: i) setting requirements in policy, including key assumptions and the application of key judgements; ii) the design and execution of models; and iii) review of ECL results.

Organisation and structure

Barclays PLC 2018 Annual Report on Form 20-F 91

Risk review

Principal Risk management

Credit risk management

i)

Impairment policy requirements are set and reviewed regularly, at a minimum annually, to maintain adherence to accounting standards. Key judgements inherent in policy, including the estimated life of revolving credit facilities and the quantitative criteria for assessing the significant increase in credit risk (SICR), are separately supported by analytical study. In particular, the quantitative thresholds used for assessing SICR are subject to a number of internal validation criteria, particularly in retail portfolios where thresholds decrease as the origination PD of each facility increases. Key policy requirements are also typically aligned to Barclays Group’s credit risk management strategy and practices, for example, wholesale customers that are risk managed on an individual basis are assessed for ECL on an individual basis upon entering Stage 3; furthermore, key internal risk management indicators of high risk are used to set SICR policy, for example, retail customers identified as High Risk Management Accounts are automatically deemed to have met the SICR criteria.

ii)

ECL is estimated in line with internal policy requirements using models which are validated by a qualified independent party to the model development area, the Independent Validation Unit (IVU), before first use and at a minimum annually thereafter. Each model is designated an owner who is responsible for:

◾	Monitoring the performance of the model, which includes comparing predicted ECL versus flow into stage 3 and coverage ratios; and

◾	Proposing post-model adjustments (PMA) to address model weaknesses or to account for situations where known or expected risk factors and information have not been considered in the modelling process. Each PMA above an absolute and relative threshold is approved by the IVU for a set time period (usually a maximum of six months) together with a plan for remediation. The most material PMAs are also approved by the Barclays Group’s Chief Risk Officer.

Models must also assess ECL across a range of future economic conditions. These economic scenarios are generated via an independent model and ultimately set by the Senior Scenario Review Committee. Economic scenarios are regenerated at a minimum annually, to align with Barclays Group’s medium term planning exercise, but also if the external consensus of the UK or US economy materially worsen. The scenario probability weights are also updated when scenarios are regenerated and reviewed by the Senior Scenario Committee. Each model used in the estimation of ECL, including key inputs, are governed by a series of internal controls, which include the validation of completeness and accuracy of data in golden source systems, documented data transformations and documented lineage of data transfers between systems.

iii)

The Barclays Group Impairment Committee, formed of members from both Finance and Risk, is responsible for overseeing impairment policy and practice across Barclays Group and will approve impairment results. Reported results and key messages are communicated to the Barclays PLC Board Audit Committee, which has an oversight role and provides challenge of key assumptions, including the basis of the scenarios adopted.

Credit risk mitigation

Barclays Group employs a range of techniques and strategies to actively mitigate credit risks. These can broadly be divided into three types:

◾	netting and set-off
◾	collateral
◾	risk transfer.

Netting and set-off

In most jurisdictions and within legal entities in which Barclays Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions, compared with other risk mitigation techniques.

For derivative transactions, Barclays Group’s normal practice is, on a legal entity basis, to enter into standard master agreements with counterparties (e.g. ISDAs). These master agreements typically allow for netting of credit risk exposure to a counterparty resulting from derivative transactions against the obligations to the counterparty in the event of default, and so produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing payments on the same day in the same currency to be set-off against one another.

Collateral

Barclays Group has the ability to call on collateral in the event of default of the counterparty, comprising:

◾	home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value.

◾	wholesale lending: a fixed charge over commercial property and other physical assets, in various forms.

◾	other retail lending: includes charges over motor vehicle and other physical assets; second lien charges over residential property, which are subordinate to first charges held either by Barclays Group or another party; and finance lease receivables, for which typically Barclays Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower.

◾	derivatives: Barclays Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which Barclays Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. Barclays Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves.

◾	reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to Barclays Group subject to an agreement to return them for a fixed price.

◾	financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

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

92 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Market risk management

Market risk (audited)

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Overview

Market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, Barclays Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices, volatility or correlations.

Organisation and structure

Market risk in the businesses resides primarily in Barclays International and Barclays Group Treasury. These businesses have the mandate to assume market risk. Market risk oversight and challenge is provided by business Committees and Group Committees, including the Market Risk Committee.

Roles and responsibilities

The objectives of market risk management are to:

◾	Identify, understand and control market risk by robust measurement, limit setting, reporting and oversight

◾	facilitate business growth within a controlled and transparent risk management framework

◾	control market risk in the businesses according to the allocated appetite.

To meet the above objectives, a governance structure is in place to manage these risks consistent with the ERMF.

The Barclays PLC Board Risk Committee recommends market risk appetite to the Barclays PLC Board for their approval. The Market Risk Principal Risk Lead (PR Lead) is responsible for the Market Risk Control Framework and, under delegated authority from the Barclays Group CRO, agrees with the Business CROs a limit framework within the context of the approved market risk appetite.

The Market Risk Committee approves and makes recommendations concerning the Barclays Group-wide market risk profile. This includes overseeing the operation of the Market Risk Framework and associated standards and policies; reviewing market or regulatory issues and limits and utilisation. The Committee is chaired by the PR Lead and attendees include the business heads of market risk and business aligned market risk managers.

The head of each business is accountable for all market risks associated with its activities, while the head of the market risk team covering each business is responsible for implementing the risk control framework for market risk.

For more information on market risk management, refer to the Barclays PLC Pillar 3 Report 2018 (unaudited).

Management value at risk

◾	estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level

◾	differs from the regulatory VaR used for capital purposes in scope, confidence level and horizon

◾	back testing is performed to evaluate that the model is fit for purpose.

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

Organisation and structure

Barclays PLC 2018 Annual Report on Form 20-F 93

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

Overview

Barclays Group Treasury manages treasury and capital risk exposure on a day-to-day basis with the Treasury Committee acting as the principal management body. To enforce effective oversight and segregation of duties and in line with the ERMF, the Treasury and Capital Risk function is responsible for oversight of key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities. The following describes the structure and governance associated with the risk types within the Treasury and Capital Risk function.

Liquidity risk management (audited)

Overview

The efficient management of liquidity is essential to Barclays Group in retaining the confidence of the financial markets and maintaining the sustainability of the business. There is a control framework in place for managing liquidity risk and this is designed to maintain liquidity resources that are sufficient in amount and quality and funding tenor profile that is adequate to meet the liquidity risk appetite as expressed by the Barclays PLC Board based on internal and regulatory liquidity metrics.

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

Barclays Group’s comprehensive control framework for managing Barclays Group’s liquidity risk is designed to deliver the appropriate term and structure of funding, consistent with the liquidity risk appetite set by the Board.

The control framework incorporates a range of ongoing business management tools to monitor, limit and stress test Barclays Group’s balance sheet and contingent liabilities and the Recovery Plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Together, these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet Barclays Group’s obligations as they fall due. The control framework is subject to internal conformance testing and internal audit review.

The Board approves the Barclays Group funding plan, internal stress tests and results of regulatory stress tests, and the Barclays Group recovery plan. The Treasury Committee is responsible for monitoring and managing liquidity risk in line with Barclays Group’s funding management objectives, funding plan and risk frameworks. The Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing Second Line oversight of the management of liquidity risk. The BRC reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Barclays Group funding plan/forecast in order to agree Barclays Group’s projected funding abilities.

Organisation and structure

94 Barclays PLC 2018 Annual Report on Form 20-F

Barclays Group maintains a range of management actions for use in a liquidity stress, these are documented in the Barclays Group Recovery Plan. Since the precise nature of any stress event cannot be known in advance, the actions are designed to be flexible to the nature and severity of the stress event and provide a menu of options that can be drawn upon as required. The Barclays Group Recovery Plan also contains more severe recovery options to generate additional liquidity in order to facilitate recovery in a severe stress. Any stress event would be regularly monitored and reviewed using key management information by Treasury, Risk and business representatives.

Capital risk management

(audited)

Overview

Capital risk is managed through ongoing monitoring and management of the capital position, regular stress testing and a robust capital governance framework.

Roles and responsibilities

The management of capital risk is integral to Barclays Group’s approach to financial stability and sustainability management, and is embedded in the way businesses and legal entities operate.

Capital risk management is underpinned by a control framework and policy. The capital management strategy, outlined in Barclays Group and legal entity capital plans, is developed in alignment with the control framework and policy for capital risk, and is implemented consistently in order to deliver on Barclays Group’s objectives.

The Board approves the Barclays Group capital plan, internal stress tests and results of regulatory stress tests, and the Barclays Group recovery plan. The Barclays Group Treasury Committee is responsible for monitoring and managing capital risk in line with Barclays Group’s capital management objectives, capital plan and risk frameworks. The Barclays Group Treasury and Capital Risk Committee monitors and reviews the capital risk profile and control environment, providing Second Line oversight of the management of capital risk. The Barclays PLC BRC reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Barclays Group capital plan/forecast in order to agree Barclays Group’s projected capital adequacy.

Local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by Barclays Group Treasury Committee, as required.

Treasury has the primary responsibility for managing and monitoring capital and reports to the Barclays Group Finance Director. The Barclays Group Treasury and Capital Risk function provides oversight of capital risk and is an independent risk function that reports to the Barclays Group CRO. Production of the Barclays PLC ICAAP is the joint responsibility of Barclays Group Risk and Barclays Group Finance.

In 2018, Barclays complied with all regulatory minimum capital requirements.

Pension risk

Barclays Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet pension payments is maintained through investments and contributions.

Pension risk arises because the estimated market value of the pension fund assets might decline; investment returns might reduce; or the estimated value of the pension liabilities might increase. Barclays Group monitors the pension risks arising from its defined benefit pension schemes and works with Trustees to address shortfalls. In these circumstances Barclays Group could be required or might choose to make extra contributions to the pension fund. Barclays Group’s main defined benefit scheme was closed to new entrants in 2012.

Organisation and structure

Barclays PLC 2018 Annual Report on Form 20-F 95

Risk review

Principal Risk management

Treasury and capital risk management

Interest rate risk in the banking book management

Overview

Banking book operations generate non-traded market risk, primarily through the mismatch between the duration of assets and liabilities and where interest rates on products reset at different dates. As per Barclays Group’s policy to remain within the defined risk appetite, interest rate and FX risks residing in the banking books of the businesses are transferred to Treasury where they are centrally managed. Currently these risks are transferred to Treasury via funding arrangements and interest rate or FX swaps. However, the businesses remain susceptible to non-traded market risk from seven key sources:

◾	Repricing/residual risk: the impact from the mismatch between the run-off of product balances and the associated interest rate hedges or from un-hedged liquidity buffer investments.

◾	Structural risk: the change to the net interest income on rolling structural hedge replenishment due to adverse movements in interest rates, assuming that the balance sheet remains constant.

◾	Prepayment risk: the potential loss in value if actual prepayment or early withdrawal behaviour from customers deviates from the expected or contractually agreed behaviour, which may result in a hedge or funding adjustment at a cost to Barclays Group. Exposures are typically considered (where appropriate) net of any applicable offsetting early repayment charges. This risk principally relates to early repayment of fixed rate loans or withdrawal from fixed rate savings products.
◾	Recruitment risk: the potential loss in value if the actual completion or drawdown behaviour from customers deviates from the expected behaviour, which may result in a hedge or funding adjustment at a cost to Barclays Group. This risk principally relates to the completion timing around Barclays Group’s fixed rate mortgage pipeline process.

◾	Margin compression risk: the effect of internal or market forces on the Barclays Group’s net margin where, for example, in a low rate environment a fall in interest rates may further decrease interest income earned on the assets whereas funding costs may not be reduced given the already minimum level of interest rates.

◾	Lag risk: arises from the delay in repricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraints around customer notification on pricing changes, processing time for Barclays Group’s notification systems or contractual agreements within a product’s terms and conditions.

◾	Asset swap spread risk: the spread between Libor and sovereign bond yields that arises from the management of the liquidity buffer investments and its associated hedges.

Furthermore, liquidity pool investments are generally subject to fair value through other comprehensive income (FVOCI) accounting rules, whereby changes in the fair value of these assets impact capital via other comprehensive income (OCI).

Roles and responsibilities

The non-traded market risk team provides risk management oversight and monitoring of all traded and non-traded market risk in Treasury and Customer Banking Books, which specifically includes:

◾	Interest rate risk assessment in the customer banking books.

◾	Review and challenge the behavioural assumptions used in hedging and transfer pricing.

◾	Risk management of the liquidity buffer investments and funding activities.

◾	Oversight of balance sheet hedging.

◾	Review of residual risk in the hedge accounting solution and hedging of net investments.

◾	Proposal and monitoring of risk limits to manage traded and non-traded market risk within the agreed risk appetite.

The Barclays Group Treasury Committee is responsible for monitoring and managing IRRBB risk in line with Barclays Group’s management objectives and risk frameworks. The Barclays Group Risk Committee monitors and reviews the IRRBB risk profile and control environment, providing Second Line oversight of the management of IRRBB risk. The Barclays Group Board Risk Committee reviews the interest rate risk profile, including annual review of the risk appetite and the impact of stress scenarios on the interest rate risk of the Barclays Group.

96 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Operational risk management

Operational risk

The risk of loss to the firm from inadequate or failed processes, systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

Overview

The management of operational risk has three key objectives:

◾	deliver an operational risk capability owned and used by business leaders which is pragmatic, relevant, and enables business leaders to make sound risk decisions over the long term

◾	provide the frameworks and policies to enable management to meet their risk management responsibilities while the second line of defence provides robust, independent, and effective oversight and challenge

◾	deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with Barclays Group’s strategy, the stated risk tolerance and stakeholder needs.

Following submission of an application to the PRA relating to Barclays Group Advanced Measurement Approach (AMA) permission, Barclays Group received the PRA’s approval to use the Standardised Approach (TSA) for operational risk regulatory capital purposes with effect from 1 April 2018. Barclays Group has conservatively elected to retain its previous operational risk RWA amount unchanged for 2018.

Barclays Group operates within a strong system of internal controls that enables business to be transacted and risk taken without exposing Barclays Group to unacceptable potential losses or reputational damages. Barclays Group has an overarching Enterprise Risk Management Framework (ERMF) that sets out the approach to internal governance.

Organisation and structure

Operational risk comprises a number of specific risk categories defined as follow:

◾	data management and information risk: the risk that Barclays Group information is not captured, retained, used or protected in accordance with its value and legal and regulatory requirements

◾	financial reporting risk: the risk of a material misstatement or omission within Barclays Group’s external financial reporting, regulatory reporting or internal financial management reporting

◾	fraud risk: the risk of financial loss when an internal or external party acts dishonestly with the intent to obtain an undue benefit, cause a loss to, or to expose either Barclays Group or its customers and clients to a risk of loss

◾	payments process risk: the risk of payments being processed inaccurately, with delays or without appropriate authentication and authorisation. It includes payments processes from initiation through to external settlement, including any repairs or amendments

◾	people risk: the set of risks associated with employing and managing people, including compliance with regulations, appropriate resourcing for requirements, recruitment and development risks (excluding health and safety related risk)

◾	premises risk: the risk of business detriment or harm to people due to premises and infrastructure issues

◾	physical security risk: the risk of business detriment, financial loss or harm to people as a result of any physical security incident impacting Barclays Group or a Barclays Group’s employee – relating to harm to people, unauthorised access, intentional damage to premises or theft or intentional damage to moveable assets

◾	supplier risk: the risk that is introduced to Barclays Group or a Barclays Group’s entity as a consequence of obtaining services or goods from another legal entity, or entities, whether external or internal as a result of inadequate selection, inadequate management or inadequate exit management

Organisation and structure

Barclays PLC 2018 Annual Report on Form 20-F 97

Risk review

Principal Risk management

Operational risk management

◾	tax risk: the risk of unexpected tax cost in relation to any tax for which Barclays Group is liable, or of reputational damage on tax matters with key stakeholders such as tax authorities, regulators, shareholders or the public. Tax cost includes tax, interest or penalties levied by a taxing authority

◾	technology risk: the risk of dependency on technological solutions and failure to develop, deploy and maintain technology solutions that are stable, reliable and deliver business need

◾	transaction operations risk: the risk of customer/client or Barclays Group detriment due to unintentional error and/or failure in the end-to-end process of initiation, processing and fulfilment of an interaction between a customer/client and Barclays Group with an underlying financial instrument (e.g. mortgage, derivative product, trade product etc.) in consideration.

In addition to the above, operational risk encompasses risks associated with prudential regulation. This includes the risk of failing to: adhere to prudential regulatory requirements, including capital adequacy requirements; provide regulatory submissions; or monitor and manage adherence to new prudential regulatory requirements.

These risks may result in financial and/or non-financial impacts including legal/ regulatory breaches or reputational damage.

Barclays Group also recognises that there are certain threats/risk drivers that are more thematic and have the potential to impact Barclays Group’s strategic objectives. These are Enterprise Risk Themes which require an overarching and integrated risk management approach. Including:

◾	cyber: the potential loss or detriment to Barclays caused by individuals or groups (threat actors) with the capabilities and intention to cause harm or to profit from attacks committed via network information systems against us, our suppliers, or customers/clients

◾	data: aligned to the data strategy of Barclays Group and encompassing data risks to Barclays Group from multiple risk categories, including data management, data architecture, data security & protection, data resilience, data retention and data privacy

◾	execution: the risk of failing to deliver and implement the agreed initiatives, priorities and business outcomes required to deliver Barclays Group’s strategy within agreed timelines

◾	resilience: the risk of the organisation’s ability to survive and prosper in its commercial endeavours in the presence of adverse events, shocks and chronic or incremental changes.

Roles and responsibilities

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the legal entities, business and functional units where the risk arises. The operational risk profile and control environment is reviewed by business management through specific meetings which cover these items. Legal entities, businesses and functions are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, operational risk events and a review of scenarios.

The Barclays Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Barclays Group-wide Operational Risk Management Framework and for overseeing the portfolio of operational risk across Barclays Group.

Operational Risk Management (ORM) acts in a Second Line of Defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays Group’s operational risk profile. ORM alerts management when risk levels exceed acceptable tolerance in order to drive timely decision making and actions by the first line of defence. Operational risk issues escalated from these meetings are considered through the Second Line of Defence review meetings. Depending on their nature, the outputs of these meetings are presented to the operational risk profile Forum, the Barclays PLC Board Risk Committee or the Barclays PLC Board Audit Committee.

Specific reports are prepared by Operational Risk on a regular basis for the Barclays Group Risk Committee, and the Barclays PLC Board Risk Committee.

98 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Model risk management

Model risk The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

Overview

Barclays Group uses models to support a broad range of activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures, conducting stress testing, assessing capital adequacy, managing client assets, and meeting reporting requirements.

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

Organisation and structure

Barclays Group allocates substantial resources to identify and record models and their usage, document and monitor the performance of models, validate models and adequately address model limitations. Barclays Group manages model risk as an enterprise level risk similar to other principal risks.

Barclays Group has a dedicated Model Risk Management (MRM) function that consists of two main units: the Independent Validation Unit (IVU), responsible for model validation and approval, and Model Governance and Controls (MGC), covering model risk governance, controls and reporting, including ownership of model risk policy and the model inventory.

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

Barclays Group is continuously enhancing model risk management. The function reports to the Barclays Group CRO and operates a global framework. Implementation of best practice standards is a central objective of Barclays Group. Model risk reporting flows to senior management as depicted below.

Roles and responsibilities

The key model risk management activities include;

◾	Correctly identifying models across all relevant areas of Barclays Group, and recording models in the Barclays Group Models Database (GMD), the Barclays Group-wide model inventory. The heads of the relevant model ownership areas annually attest to the completeness and accuracy of the model inventory. MGC undertakes regular conformance reviews on the model inventory.

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

Organisation and structure

Barclays PLC 2018 Annual Report on Form 20-F 99

Risk review

Principal Risk management

Conduct risk management

Conduct risk

The risk of detriment to customers, clients, market integrity, effective competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct

Overview

Barclays Group defines, manages and mitigates Conduct risk with the goal of providing positive customer and client outcomes, protecting market integrity and promoting effective competition. This includes taking reasonable steps to assure that Barclays Group’s culture and strategy are appropriately aligned to these goals; its products and services are reasonably designed and delivered to meet the needs of customers and clients; promoting the fair and orderly operation of the markets in which Barclays Group does business; and that Barclays Group does not commit or facilitate money laundering, terrorist financing, bribery and corruption or breaches of economic sanctions.

Product Lifecycle, Culture and Strategy and Financial Crime are the risk categories within the Barclays Group definition of conduct risk.

Organisation and structure

The governance of conduct risk within Barclays Group is fulfilled through management committees and forums operated by the First and Second Lines of Defence with clear escalation and reporting lines to the Board.

The Barclays Group Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays Group’s management of conduct risk.

Roles and responsibilities

The Conduct Risk Management Framework (CRMF) outlines how Barclays Group manages and measures its conduct risk profile.

Senior managers have accountability for managing conduct risk in their areas of responsibility. This is expressed in their Statements of Responsibilities. The primary responsibility for managing conduct risk and compliance with control requirements sits with the business where the risk arises. The First Line Business Control Committees provide oversight of controls relating to conduct risk.

The Barclays Group Chief Compliance Officer is responsible for owning and maintaining an appropriate Barclays Group-wide CRMF. This includes defining and owning the relevant conduct risk policies and oversight of the implementation of controls to manage and escalate the risk.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis to their respective trading entity risk committees. The quarterly reports detail conduct risks inherent within the business strategy and include forward looking horizon scanning analysis as well as backward looking evidence-based indicators from both internal and external sources.

The Barclays Bank Group and the Barclays Bank UK Group Trading Entity Risk Committees are the primary Second Line governance forums for oversight of conduct risk profile and implementation of the CRMF. The responsibilities of the Business Unit Risk Committees include approval of the conduct risk tolerance and the business defined key indicators. Additional responsibilities include the identification and discussion of any emerging conduct risks exposures which have been identified.

Organisation and structure

100 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Reputation risk management

Reputation risk

The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public

Overview

A reduction of trust in Barclays Group’s integrity and competence may reduce the attractiveness of Barclays Group to stakeholders and could lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Organisation and structure

The Barclays Group Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays Group’s management of reputation risk.

Roles and responsibilities

The Barclays Group Chief Compliance Officer is accountable for developing a reputation risk framework, policies and standards, including limits against which data is monitored, reported on and escalated, as required.

Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Reputation Risk Framework sets out what is required to manage reputation risk effectively and consistently across Barclays Group. During 2018, the Framework was updated to include a new reputation risk policy and supporting standards.

The primary responsibility for identifying and managing reputation risk and adherence to the control requirements sits with the business and support functions where the risk arises.

Barclays Bank Group and Barclays Bank UK Group are required to operate within established reputation risk appetite and their component businesses prepare reports for their respective Risk and Board Risk Committees highlighting their most significant current and potential reputation risks and issues and how they are being managed. These reports are a key internal source of information for the quarterly reputation risk reports which are prepared for the Group Risk Committee and Barclays PLC Board Reputation Committee.

Organisation and structure

Barclays PLC 2018 Annual Report on Form 20-F 101

Risk review

Principal Risk management

Legal risk management

Legal risk

The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

Overview

Overall, Barclays Group has limited tolerance for legal risk, however the multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear. This results in a degree of legal risk. The Barclays Group-wide Legal Risk Management Framework (LRMF) comprises a number of integrated components that allows Barclays Group to identify, manage and measure its legal risk profile, supported by legal risk policies and associated standards aligned to the following legal risks:

◾	contractual arrangements – failure to engage Barclays Group Legal Function in relation to contractual arrangements

◾	litigation management – litigation not being managed by or with the support of Barclays Group Legal Function

◾	intellectual property (IP) – failure to protect Barclays Group’s IP assets or infringement of third party IP rights

◾	competition/anti-trust – failure to identify and escalate competition/anti-trust issues to Barclays Group Legal Function or inappropriate interactions with competition/anti-trust authorities

◾	use of law firms – inappropriate instruction of external legal advisors

◾	contact with regulators – inappropriate interactions with regulators or inappropriate handling of confidential supervisory information from regulatory or government
◾	agencies legal engagement – failure to appropriately engage Barclays Group Legal Function in relation to key business decisions.

Organisation and structure

The Legal Executive Committee oversees, monitors and challenges legal risk across Barclays Group. The Barclays Group Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of risk management across Barclays Group. Escalation paths from this committee exist to the Barclays PLC Board Risk Committee.

Roles and responsibilities

The LRMF requires Barclays Group’s businesses and functions to integrate the management of legal risk within their strategic planning and business decision making including managing adherence to minimum control requirements. Barclays Group’s businesses and functions are accountable and have primary responsibility for identifying legal risk in their area as well as responsibility for adherence to minimum control requirements and compliance with the LRMF and legal risk policies.

All employees, regardless of their position, business or function or location, must play a part in Barclays Group’s legal risk management. Employees are responsible for understanding and taking reasonable steps to manage and minimise legal risk that may arise in the context of their individual roles and responsibilities. Employees are required to be familiar with the LRMF and legal risk policies and to know how to escalate actual or potential legal risk issues.

Legal risk management is everyone’s responsibility, as part of a risk culture aligned to Barclays Group’s Values, promoting transparency and timely escalation and management of risks and issues, supported by clearly defined roles and responsibilities across the three lines of defence.

The Legal Function does not sit in any of the three lines of defence but supports them all. The LRMF details the main activities the Legal Function undertakes to support Barclays Group in managing risk, including the identification of issues and risks, coverage with appropriate expertise and escalation. The LRMF, legal risk policies and activities of the Legal Function are designed so that Barclays Group receives advice from appropriate legal professionals in circumstances that are most likely to give rise to legal risk.

The Group General Counsel, supported by the Legal Executive Committee and the Global Head of Legal Risk, Governance and Control, is responsible for maintaining an appropriate LRMF, developing non-financial legal risk tolerances and for overseeing legal risk management.

Organisation and structure

102 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Summary of contents		Page
Credit risk represents a significant risk and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	◾ Credit risk overview and summary of performance	104
	◾ Maximum exposure and effects of netting, collateral and risk transfer	104

This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	◾ Expected Credit Losses	107
	– Loans and advances at amortised cost by stage	107
	– Loans and advances at amortised cost by product	109
	– Movement in gross exposure and impairment allowance including provisions for loan commitments and financial guarantees	110
	– Stage 2 decomposition	111
	◾ Management adjustments to models for impairment	112
	◾ Measurement uncertainty and sensitivity analysis	113
Barclays Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	◾ Analysis of the concentration of credit risk	118
	– Geographic concentrations	118
	– Industry concentrations	119
	◾ Approach to management and representation of credit quality	120
	– Asset credit quality	120
	– Debt securities	121
	– Balance sheet credit quality	121
	– Credit exposures by internal PD grade	123
Credit Risk monitors exposure performance across a range of significant portfolios.	◾ Analysis of specific portfolios and asset types	123
	– Secured home loans	123
	– Credit cards, unsecured loans and other retail lending	124

Barclays Group monitors exposures to assets where there is a heightened likelihood of default and assets where an actual default has occurred. From time to time, suspension of certain aspects of client credit agreements are agreed, generally during temporary periods of financial difficulties where Barclays Group is confident that the client will be able to remedy the suspension. This section outlines the current exposure to assets with this treatment.

	◾ Forbearance – Retail forbearance programmes – Wholesale forbearance programmes	125 126 127
This section provides an analysis of credit risk on debt securities and derivatives.	◾ Analysis of debt securities	128
	◾ Analysis of derivatives	129

Barclays PLC 2018 Annual Report on Form 20-F 103

Risk review

Risk performance

Credit risk

Credit risk

The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

All disclosures in this section (pages 103 to 129) are unaudited unless otherwise stated.

Key metrics

Reduction in impairment allowances of

£481m

Impairment allowances on loans and advances at amortised cost, including off-balance sheet elements of the allowance, decreased by £481m to £7,041m (1 January 2018: £7,522m) since the adoption of IFRS 9.

Overview

Credit risk represents a significant risk to Barclays Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.

IFRS 9 Financial Instruments is effective from 1 January 2018, introducing an expected credit loss model using forward looking information which replaces an incurred loss model. As a result of the implementation of IFRS 9, the risk appetite and risk management strategy has not changed. The presentation of credit risk within this risk performance section provides additional disclosures under the new standard. Further detail can be found in the Financial statements section in Note 1 Significant accounting policies, Note 7 Credit impairment charges and other provisions and Note 42 Transition disclosures. Descriptions of terminology can be found in the glossary, available at home.barclays/annualreport.

Summary of performance in the period

Credit impairment charges decreased 37% to £1,468m primarily driven by single name recoveries, updates to consensus-based macroeconomic forecasts in the UK and US during the year, the non-recurrence of single name charges in 2017, portfolio adjustments as IFRS 9 has continued to embed and the impact of repositioning the US cards portfolio towards a lower risk mix. This decrease was partially offset by a £150m specific charge for the impact of anticipated economic uncertainty in the UK. The Barclays Group loan loss rate was 44bps (2017: 57bps).

Refer to the credit risk management section on pages 91 to 92 for details of governance, policies and procedures.

Maximum exposure and effects of netting, collateral and risk transfer

Basis of preparation

The following tables present a reconciliation between the maximum exposure and the net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the exposure.

For financial assets recognised on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment. For off-balance sheet guarantees, the maximum exposure is the maximum amount that the Barclays Group would have to pay if the guarantees were to be called upon. For loan and other credit related commitments, the maximum exposure is the full amount of the committed facilities.

104 Barclays PLC 2018 Annual Report on Form 20-F

This and subsequent analyses of credit risk exclude other financial assets not subject to credit risk, mainly equity securities.

The Barclays Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer.

Overview

As at 31 December 2018, the Barclays Group’s net exposure to credit risk, after taking into account credit risk mitigation, increased 2% to £807.4bn. Overall, the extent to which the Barclays Group holds mitigation against its total exposure remains unchanged at 43% (2017: 43%).

Of the unmitigated on balance sheet exposure, a significant portion relates to cash held at central banks, cash collateral and settlement balances, and debt securities issued by governments all of which are considered to be lower risk. Increases in trading portfolio assets and financial assets at fair value through the income statement have driven the increase in the Barclays Group’s net exposure to credit risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivatives, financial investments and wholesale loan assets are predominantly investment grade and there are no significant changes from prior year. Further analysis on the credit quality of assets is presented on pages 120 to 123.

Where collateral has been obtained in the event of default, the Barclays Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Barclays Group as at 31 December 2018, as a result of the enforcement of collateral, was £6m (2017: £nil).

Maximum exposure and effects of netting, collateral and risk transfer (audited)
As at 31 December 2018	Maximum exposure £m	Netting and set-off £m	Cash collateral £m	Non-cash collateral £m	Risk transfer £m	Net exposure £m
On-balance sheet:
Cash and balances at central banks	177,069	–	–	–	–	177,069
Cash collateral and settlement balances	77,222	–	–	–	–	77,222
Loans and advances at amortised cost:
Home loans	150,284	–	(295)	(149,679)	(132)	178
Credit cards, unsecured and other retail lending	56,431	–	(725)	(5,608)	(451)	49,647
Corporate loans	119,691	(7,550)	(65)	(41,042)	(4,454)	66,580
Total loans and advances at amortised cost	326,406	(7,550)	(1,085)	(196,329)	(5,037)	116,405
Of which credit-impaired (Stage 3):
Home loans	2,125	–	(3)	(2,083)	(31)	8
Credit cards, unsecured and other retail lending	1,249	–	(6)	(232)	(38)	973
Corporate loans	1,762	–	–	(895)	(17)	850
Total credit-impaired loans and advances at amortised cost	5,136	–	(9)	(3,210)	(86)	1,831
Reverse repurchase agreements and other similar secured lending	2,308	–	(17)	(2,261)	–	30
Trading portfolio assets:						–
Debt securities	57,283	–	–	(451)	–	56,832
Traded loans	7,234	–	–	(154)	–	7,080
Total trading portfolio assets	64,517	–	–	(605)	–	63,912
Financial assets at fair value through the income statement:
Loans and advances	19,524	–	(11)	(11,782)	(89)	7,642
Debt securities	4,522	–	–	(445)	–	4,077
Reverse repurchase agreements	119,041	–	(2,996)	(115,601)	–	444
Other financial assets	542	–	–	–	–	542
Total financial assets at fair value through the income statement	143,629	–	(3,007)	(127,828)	(89)	12,705
Derivative financial instruments	222,538	(172,001)	(31,402)	(5,502)	(4,712)	8,921
Financial assets at fair value through other comprehensive income	51,694	–	–	–	(399)	51,295
Other assets	1,006	–	–	–	–	1,006
Total on-balance sheet	1,066,389	(179,551)	(35,511)	(332,525)	(10,237)	508,565

Off-balance sheet:
Contingent liabilities	20,303	–	(399)	(1,418)	(190)	18,296
Loan commitments	324,223	–	(124)	(42,117)	(1,395)	280,587
Total off-balance sheet	344,526	–	(523)	(43,535)	(1,585)	298,883

Total	1,410,915	(179,551)	(36,034)	(376,060)	(11,822)	807,448
Off-balance sheet exposures are shown gross of provisions of £271m (2017: £79m). See Note 26 for further details.

In addition to the above, Barclays Group holds forward starting reverse repos with notional contract amounts of £35.5bn (2017: £31.4bn). The balances are fully collateralised.

Barclays PLC 2018 Annual Report on Form 20-F 105

Risk review

Risk performance

Credit risk

Maximum exposure and effects of netting, collateral and risk transfer (audited)
As at 31 December 2017	Maximum exposure £m	Netting and set-off £m	Cash collateral £m	Non-cash collateral £m	Risk transfer £m	Net exposure £m
On-balance sheet:
Cash and balances at central banks	171,082	–	–	–	–	171,082
Cash collateral and settlement balances	77,168	–	–	–	–	77,168
Loans and advances at amortised cost:
Home loans	147,002	–	(158)	(146,554)	–	290
Credit cards, unsecured and other retail lending	55,767	–	(241)	(3,995)	(16)	51,515
Corporate loans	121,279	(6,617)	(230)	(46,402)	(4,378)	63,652
Total loans and advances at amortised cost	324,048	(6,617)	(629)	(196,951)	(4,394)	115,457
Reverse repurchase agreements and other similar secured lending	12,546	–	–	(12,226)	–	320
Trading portfolio assets:
Debt securities	51,200	–	–	–	–	51,200
Traded loans	3,140	–	–	(128)	–	3,012
Total trading portfolio assets	54,340	–	–	(128)	–	54,212
Financial assets at fair value through the income statement:
Loans and advances	11,037	–	(440)	(5,497)	(344)	4,756
Debt securities	15	–	–	–	–	15
Reverse repurchase agreements	100,040	–	(426)	(99,428)	–	186
Other financial assets	519	–	–	–	–	519
Total financial assets at fair value through the income statement	111,611	–	(866)	(104,925)	(344)	5,476
Derivative financial instruments	237,669	(184,265)	(33,092)	(6,170)	(5,885)	8,257
Financial investments – debt securities	57,128	–	–	(463)	(853)	55,812
Other assets	3,022	–	–	–	–	3,022
Total on-balance sheet	1,048,614	(190,882)	(34,587)	(320,863)	(11,476)	490,806

Off-balance sheet:
Contingent liabilities	19,012	–	(318)	(1,482)	(228)	16,984
Loan commitments	315,573	–	(73)	(31,069)	(1,757)	282,674
Total off-balance sheet	334,585	–	(391)	(32,551)	(1,985)	299,658

Total	1,383,199	(190,882)	(34,978)	(353,414)	(13,461)	790,464

106 Barclays PLC 2018 Annual Report on Form 20-F

Expected Credit Losses

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, coverage ratio and impairment charge by stage allocation and business segment as at 31 December 2018. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure and impairment allowance and coverage ratio by stage allocation as at 31 December 2018. Barclays does not hold any material purchased or originated credit impaired assets as at year-end.

Loans and advances at amortised cost by stage (audited)
	Gross exposure				Impairment allowance
As at 31 December 2018	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Net exposure £m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	–	41	2,964	–	–	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts[a]	309,989	22,126	684	332,799	99	150	22	271	332,528
Total[b]	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

					Loan impairment charge and loan loss rate
					Loan impair- ment charge £m	Loan loss rate bps
	Coverage ratio
As at 31 December 2018	Stage 1%	Stage 2%	Stage 3%	Total %
Barclays UK	0.1	5.5	37.9	1.7	830	51
Barclays International	1.3	20.8	71.9	7.9	844	254
Head Office	0.1	7.4	32.6	4.5	15	19
Total Barclays Group retail	0.3	7.9	47.7	2.8	1,689	83
Barclays UK	0.1	1.7	9.2	0.7	74	26
Barclays International	0.1	2.8	31.8	0.8	(142)	–
Head Office	–	–	92.7	1.3	(31)	–
Total Barclays Group wholesale	0.1	2.4	22.0	0.8	(99)	–
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0	1,590	48
Off-balance sheet loan commitments and financial guarantee contracts[a]	–	0.7	3.2	0.1	(125)
Other financial assets subject to impairment					3
Total	0.1	4.4	36.9	1.1	1,468

Notes

a	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
b

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m (1 January 2018: £9m). This comprises £10m ECL on £129.3bn Stage 1 assets and £2m on £0.6bn Stage 2 fair value through other comprehensive income assets.

Barclays PLC 2018 Annual Report on Form 20-F 107

Risk review

Risk performance

Credit risk

Loans and advances at amortised cost by stage (audited)
	Gross exposure				Impairment allowance				Net exposure £m
As at 1 January 2018	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Barclays UK	129,837	25,798	3,152	158,787	142	1,310	1,142	2,594	156,193
Barclays International	22,427	7,051	1,466	30,944	292	1,298	1,080	2,670	28,274
Head Office	6,498	1,596	952	9,046	8	62	294	364	8,682
Total Barclays Group retail	158,762	34,445	5,570	198,777	442	2,670	2,516	5,628	193,149
Barclays UK	22,835	3,880	1,092	27,807	25	88	114	227	27,580
Barclays International	75,331	11,128	2,345	88,804	139	349	694	1,182	87,622
Head Office	8,689	139	74	8,902	2	5	58	65	8,837
Total Barclays Group wholesale	106,855	15,147	3,511	125,513	166	442	866	1,474	124,039
Total loans and advances at amortised cost	265,617	49,592	9,081	324,290	608	3,112	3,382	7,102	317,188
Off-balance sheet loan commitments and financial guarantee contracts[a]	275,364	38,867	1,442	315,673	133	259	28	420	315,253
Total[b]	540,981	88,459	10,523	639,963	741	3,371	3,410	7,522	632,441

	Coverage ratio
As at 1 January 2018	Stage 1%	Stage 2%	Stage 3%	Total %
Barclays UK	0.1	5.1	36.2	1.6
Barclays International	1.3	18.4	73.7	8.6
Head Office	0.1	3.9	30.9	4.0
Total Barclays Group retail	0.3	7.8	45.2	2.8
Barclays UK	0.1	2.3	10.4	0.8
Barclays International	0.2	3.1	29.6	1.3
Head Office	–	3.6	78.4	0.7
Total Barclays Group wholesale	0.2	2.9	24.7	1.2
Total loans and advances at amortised cost	0.2	6.3	37.2	2.2
Off-balance sheet loan commitments and financial guarantee contracts[a]	–	0.7	1.9	0.1
Total	0.1	3.8	32.4	1.2

Notes

a	Excludes loan commitments and financial guarantees of £18.9bn carried at fair value.
b

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £128.1bn and impairment allowance of £9m.

108 Barclays PLC 2018 Annual Report on Form 20-F

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

Loans and advances at amortised cost by product (audited)
		Stage 2
As at 31 December 2018 Gross exposure	Stage 1 £m	Not past due £m	<=30 days past due £m	>30 days past due £m	Total £m	Stage 3 £m	Total £m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Corporate loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Corporate loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Corporate loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	–	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Corporate loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

As at 1 January 2018 Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	125,224	17,108	1,612	604	19,324	2,425	146,973
Credit cards, unsecured loans and other retail lending	40,482	13,562	702	502	14,766	3,544	58,792
Corporate loans	99,911	14,534	407	561	15,502	3,112	118,525
Total	265,617	45,204	2,721	1,667	49,592	9,081	324,290

Impairment allowance
Home loans	38	77	10	13	100	326	464
Credit cards, unsecured loans and other retail lending	441	2,086	203	245	2,534	2,291	5,266
Corporate loans	129	444	22	12	478	765	1,372
Total	608	2,607	235	270	3,112	3,382	7,102

Net exposure
Home loans	125,186	17,031	1,602	591	19,224	2,099	146,509
Credit cards, unsecured loans and other retail lending	40,041	11,476	499	257	12,232	1,253	53,526
Corporate loans	99,782	14,090	385	549	15,024	2,347	117,153
Total	265,009	42,597	2,486	1,397	46,480	5,699	317,188

Coverage ratio	%	%	%	%	%	%	%
Home loans	–	0.5	0.6	2.2	0.5	13.4	0.3
Credit cards, unsecured loans and other retail lending	1.1	15.4	28.9	48.8	17.2	64.6	9.0
Corporate loans	0.1	3.1	5.4	2.1	3.1	24.6	1.2
Total	0.2	5.8	8.6	16.2	6.3	37.2	2.2

The overall coverage ratio reduced from 2.2% to 2.0% driven predominantly by the reduction of Stage 3 single name exposures within Corporate loans.

The credit card, unsecured loans and other retail lending coverage ratio decreased to 8.6% from 9.0% due to the increase in Stage 1 balances which carry lower levels of ECL, with the Stage 2 increase including an adjustment for the anticipated UK economic uncertainty.

There are relatively low coverage ratios for Stage 3 Home loans and Corporate loans reflecting the secured nature of these exposures.

Barclays PLC 2018 Annual Report on Form 20-F 109

Risk review

Risk performance

Credit risk

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees (audited)

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the terms 12-month ECL, lifetime ECL and credit-impaired is included on page 223.

Gross exposure for loans and advances at amortised cost (audited)
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
As at 1 January 2018	265,617	49,592	9,081	324,290
Net transfers between stages	1,385	(3,602)	2,217	–
Business activity in the year	74,419	2,680	374	77,473
– of which: Barclays UK	29,467	1,493	326	31,286
– of which: Barclays International	42,346	1,164	44	43,554
Net drawdowns and repayments	(13,140)	136	162	(12,842)
– of which: Barclays UK	(10,269)	(980)	(322)	(11,571)
– of which: Barclays International	(1,305)	1,348	561	604
Final repayments	(41,946)	(5,359)	(1,071)	(48,376)
– of which: Barclays UK	(11,728)	(1,753)	(478)	(13,959)
– of which: Barclays International	(29,421)	(3,520)	(549)	(33,490)
Disposals	(5,109)	–	(369)	(5,478)
Write-offs	–	–	(1,891)	(1,891)
As at 31 December 2018[a]	281,226	43,447	8,503	333,176

Impairment allowance on loans and advances at amortised cost (audited)
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
As at 1 January 2018	608	3,112	3,382	7,102
Net transfers between stages	798	(1,182)	384	–
Business activity in the year	223	173	95	491
Net remeasurement and movement due to exposure and risk parameter changes	(865)	638	1,918	1,691
UK economic uncertainty adjustment	–	150	–	150
Final repayments	(76)	(176)	(152)	(404)
Disposals	–	–	(369)	(369)
Write-offs	–	–	(1,891)	(1,891)
As at 31 December 2018[a]	688	2,715	3,367	6,770
Reconciliation of ECL movement to impairment charge/(release) for the period
ECL movement excluding assets derecognised due to disposals and write-offs				1,928
Net recoveries post write-offs				(195)
Exchange and other adjustments				(143)
Impairment release on loan commitments and financial guarantees[b]				(125)
Impairment charge on other financial assets[a]				3
Income statement charge/(release) for the period				1,468

Note

a

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn (1 January 2018: £128.1bn) and impairment allowance of £12m (1 January 2018: £9m). This comprises £10m ECL on £129.3bn Stage 1 assets and £2m on £0.6bn Stage 2 fair value through other comprehensive income assets.

b	Impairment release of £125m on loan commitments and financial guarantees represents a reduction in impairment allowance of £149m partially offset by exchange and other adjustments of £24m.

Gross exposure on loans and advances at amortised cost has increased by £8.9bn in 2018 driven by Stage 1 increases due to:

◾	Growth in Barclays UK Home Loans portfolio of £4.6bn

◾	Increased lending in Portfolio Management, Equity derivatives and Equity financing in Barclays International of £6.6bn

◾	Balance sheet growth and currency exchange movements in US Cards of £2.5bn

◾

New securities for the BX liquidity asset buffer of £2.3bn and £1.0bn of Italian bonds in Barclays International, offset by the disposal of a long dated liquidity buffer portfolio of UK gilts totalling £5.1bn, reduction in Corporate lending of £2.5bn and continued repayments on Italian Mortgages of £1.0bn.

Net transfers between stages represents the movements of positions from, for example, Stage 1 to Stage 2 following a Significant Increase in Credit Risk (SICR) or to Stage 3 as positions move into default. Equally, improvement in credit quality will result in positions moving to lower stages. These are the primary driver for the changes in impairment allowance and the income statement charge. The improvement in PDs and macroeconomic variables during 2018 resulted in net exposures moving from Stage 2 into Stage 1. The transfers into Stage 3 was from defaulted assets moving mainly from Stage 2.

Disposals includes the sale of a long dated liquidity buffer portfolio of UK gilts and debt sale activity. Write-offs represent the gross asset write-down during the period.

The impairment allowance decreased by £332m in the period. This is due to a net reduction in Barclays International predominantly from write-offs and a positive impact of macroeconomic variables changes during the year, offset by a £150m charge in UK Cards and UK Corporate loans from anticipated economic uncertainty in the UK. Credit quality across wholesale portfolios and underlying arrears rates in the retail portfolio have been relatively stable over the period.

110 Barclays PLC 2018 Annual Report on Form 20-F

Gross exposure for loan commitments and financial guarantees (audited)
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
As at 1 January 2018	275,364	38,867	1,442	315,673
Net transfers between stages	13,521	(13,552)	31	–
Business activity in the year	65,404	811	–	66,215
Net drawdowns and repayments	(14,491)	4,298	(473)	(10,666)
Final repayments	(29,809)	(8,298)	(316)	(38,423)
As at 31 December 2018	309,989	22,126	684	332,799

Provision on loan commitments and financial guarantees (audited)
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
As at 1 January 2018	133	259	28	420
Net transfers between stages	42	(43)	1	–
Business activity in the year	18	–	–	18
Net remeasurement and movement due to exposure and risk parameter changes	(79)	(22)	44	(57)
Final repayments	(15)	(44)	(51)	(110)
As at 31 December 2018	99	150	22	271
Stage 2 decomposition
Stage 2 decomposition[a]
As at 31 December 2018			Net exposure £m	Impairment allowance £m
Quantitative test			28,159	2,506
Qualitative test			12,023	183
30 dpd backstop			550	26
Total Stage 2			40,732	2,715

Note

a

Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding net exposure and ECL has been assigned in order of categories presented.

Stage 2 exposures are predominantly identified using quantitative tests where the lifetime PD has deteriorated more than a pre-determined amount since origination. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test. A small number of other accounts (1% of impairment allowances and 1% of net exposure) are included in Stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by this backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency.

For further detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 7 on page 223.

Barclays PLC 2018 Annual Report on Form 20-F 111

Risk review

Risk performance

Credit risk

Management adjustments to models for impairment (audited)

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Adjustments in portfolios that have total management adjustments to impairment allowance of greater than £10m are presented by product below. Information as at 31 December 2018 is prepared on an IFRS 9 basis and information as at 31 December 2017 is prepared on an IAS 39 basis.

During 2018, models have continued to develop and a number of adjustments that were required on IFRS 9 adoption have been incorporated in impairment modelling.

Management adjustments to models for impairment[a] (audited)
	2018		2017
As at 31 December	Management adjustments to impairment allowances, including forbearance £m	Proportion of total impairment allowances %	Management adjustments to impairment allowances, including forbearance £m	Proportion of total impairment allowances %
Home loans	54	11.6	71	15.5
Credit cards, unsecured loans and other retail lending	370	6.9	80	2.6
Corporate loans	(7)	(0.7)	138	12.1

Note

a	Positive values relate to an increase in impairment allowance.

Home loans: Due to the high quality nature of the UK Home Loans portfolio, ECL estimates are low in all but the most severe scenarios. An adjustment is held to maintain an appropriate level of ECL.

Credit cards, unsecured loans and other retail lending: Model related adjustments to maintain adequacy of Loss Given Default estimates and retail staging criteria updates were applied during the year. This also includes a £100m ECL adjustment held in UK Cards for the anticipated impact of economic uncertainty in the UK.

Corporate loans: Includes a £50m ECL adjustment held in Corporate Bank for the anticipated economic uncertainty in the UK, offset by a release in the Investment Bank to reduce inappropriate ECL sensitivity to a macroeconomic variable.

112 Barclays PLC 2018 Annual Report on Form 20-F

Measurement uncertainty and sensitivity analysis

The measurement of ECL involves increased complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. Impairment charges will tend to be more volatile than under IAS 39 and will be recognised earlier. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted.

Barclays Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM

Treasury, Bloomberg and the Urban Land Institute, which forms the baseline scenario. In addition, two adverse scenarios (Downside 1 and

Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six economic core variables, (GDP, unemployment and House Price Index (HPI) in both the UK and US markets), and expanded variables using statistical models based on historical correlations. All five scenarios converge to a steady state after eight years.

Scenario weights (audited)

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historic UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. The probability weights of the scenarios as of 31 December 2018 are shown below. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The table below shows the core macroeconomic variables for each scenario and the respective scenario weights.

Scenario probability weighting (audited)
As at 31 December 2018	Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
Scenario probability weighting	9	24	41	23	3

Macroeconomic variables (audited)
As at 31 December 2018	Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
UK GDP[a]	4.5	3.1	1.7	0.3	(4.1)
UK unemployment[b]	3.4	3.9	4.3	5.7	8.8
UK HPI[c]	46.4	32.6	3.2	(0.5)	(32.1)
US GDP[a]	4.8	3.7	2.1	0.4	(3.3)
US unemployment[b]	3.0	3.4	3.7	5.2	8.4
US HPI[c]	36.9	30.2	4.1	–	(17.4)

Notes

a	Highest annual growth in Upside scenarios; 5-year average in Baseline; lowest annual growth in Downside scenarios.
b	Lowest point in Upside scenarios; 5-year average in Baseline; highest point in Downside scenarios.
c	5-year cumulative growth in Upside scenarios; 5-year average in Baseline; cumulative fall (peak-to-trough) in Downside scenarios.

Over the year, the macroeconomic baseline variables improved in the US economic outlook, notably HPI. The UK macroeconomic baseline variables improved slightly overall.

ECL under 100% weighted scenarios for key principal portfolios (audited)

The table on the next page shows the ECL for key principal portfolios assuming scenarios have been 100% weighted. Gross exposures are allocated to a stage based on the individual scenario rather than through a probability-weighted approach as is required for Barclays reported impairment allowances. As a result, it is not possible to back solve the weighted ECL from the individual scenarios as a balance may be assigned to a different stage dependent on the scenario.

Material post-model adjustments have been excluded from the below analysis so that the scenario specific results are comparable. Management adjustments of greater than £10m can be found on page 112.

The key principal portfolios included in the product split below account for circa 80% of total loans and advances at amortised cost and circa 80% of total impairment allowance (including off-balance sheet loan commitments and financial guarantee contracts). Portfolios excluded are those where the risk resides outside of the UK or the US; certain less material portfolios; and exposures where ECL estimation methods are based on benchmark approaches or assigned proxy coverage ratios.

Balances allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at

31 December 2018 and not on macroeconomic scenarios.

The Downside 2 scenario represents a severe global recession with substantial falls in both UK and US GDP. Unemployment in both markets rises towards 9% and there are substantial falls in asset prices including housing.

Under the Downside 2 scenario, balances move between stages as the economic environment weakens. This can be seen in the movement of £19.0bn of gross exposure into Stage 2 between the Weighted and Downside 2 scenario. ECL increases in Stage 2 predominantly due to unsecured portfolios as economic conditions deteriorate.

Barclays PLC 2018 Annual Report on Form 20-F 113

Risk review

Risk performance

Credit risk

	Scenarios
As at 31 December 2018	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2

Stage 1 Gross Exposure (£m)

Home loans	115,573	116,814	116,402	115,924	114,858	109,305

Credit cards, unsecured loans and other retail lending	30,494	32,104	31,082	30,536	29,846	24,884

Corporate loans	80,835	81,346	81,180	80,941	80,517	73,715
Stage 1 ECL (£m)

Home loans	1	–	–	–	1	9

Credit cards, unsecured loans and other retail lending	355	304	343	351	365	388

Corporate loans	175	161	163	162	203	242
Stage 1 Coverage (%)

Home loans	–	–	–	–	–	–

Credit cards, unsecured loans and other retail lending	1.2	0.9	1.1	1.1	1.2	1.6

Corporate loans	0.2	0.2	0.2	0.2	0.3	0.3

Stage 2 Gross Exposure (£m)

Home loans	17,455	16,214	16,627	17,105	18,170	23,724

Credit cards, unsecured loans and other retail lending	10,943	9,334	10,355	10,902	11,591	16,553

Corporate loans	11,377	10,866	11,031	11,271	11,694	18,496
Stage 2 ECL (£m)

Home loans	7	1	1	3	7	172

Credit cards, unsecured loans and other retail lending	2,013	1,569	1,779	1,969	2,331	4,366

Corporate loans	323	277	290	302	397	813
Stage 2 Coverage (%)

Home loans	–	–	–	–	–	0.7

Credit cards, unsecured loans and other retail lending	18.4	16.8	17.2	18.1	20.1	26.4

Corporate loans	2.8	2.5	2.6	2.7	3.4	4.4

Stage 3 Gross Exposure (£m)

Home loans	1,104	1,104	1,104	1,104	1,104	1,104

Credit cards, unsecured loans and other retail lending	2,999	2,999	2,999	2,999	2,999	2,999

Corporate loans[a]	1,165	n/a	n/a	1,165	n/a	n/a
Stage 3 ECL (£m)

Home loans	6	3	4	5	7	27

Credit cards, unsecured loans and other retail lending	2,200	2,154	2,174	2,199	2,234	2,297

Corporate loans[a]	333	n/a	n/a	323	n/a	n/a
Stage 3 Coverage (%)

Home loans	0.5	0.3	0.4	0.5	0.7	2.4

Credit cards, unsecured loans and other retail lending	73.4	71.8	72.5	73.3	74.5	76.6

Corporate loans[a]	28.6	n/a	n/a	27.7	n/a	n/a

Total ECL (£m)

Home loans	14	4	5	8	15	208

Credit cards, unsecured loans and other retail lending	4,568	4,027	4,296	4,519	4,930	7,051

Corporate loans[a]	831	n/a	n/a	787	n/a	n/a

Note
a

Material corporate loan defaults are individually assessed across different recovery strategies which are impacted by the macroeconomic variables. As a result, only the Baseline scenario is shown together with the weighted estimate which reflects alternative recovery paths.

For portfolios in scope, the total weighted ECL represents a 2% uplift from the Baseline ECL, largely driven by credit card losses which have more linear loss profiles than home loans and corporate loan positions.

Home loans: Total ECL and coverage ratios remain steady across the Upside scenarios, Baseline and Downside 1 scenario. However, total ECL increases significantly in the Downside 2 scenario to £208m, driven by a significant fall in HPI (32.1%) reflecting the non-linearity of the portfolio. The average LTV of the home loans portfolio remains low and as such can withstand a Downside 1 scenario (0.5% fall in HPI) without a significant increase in ECL. Total weighted ECL excludes a £54m model adjustment that is held to maintain appropriate level of ECL.

Credit cards, unsecured loans and other retail lending: Total weighted ECL of £4,568m represents a 1% increase over the Baseline ECL (£4,519m) reflecting the range of economic scenarios used. Total ECL increases to £7,051m under Downside 2 scenario, mainly driven by Stage 2, where coverage rates increase by 800bps to 26.4% from a weighted scenario approach (18.4%) and a £5,610m increase in gross exposure that meets the

SICR criteria and transition from Stage 1 to Stage 2. Total weighted ECL excludes model adjustments, including the £100m adjustment for the anticipated economic uncertainty in the UK.

Corporate loans: Total weighted ECL of £831m represents a 6% increase over the Baseline ECL (£787m) reflecting the range of economic scenarios used, with exposures in the Investment Bank particularly sensitive to Downside 2 scenario. Cases in Stage 3 are assessed on an individual basis and cases where the Baseline ECL is greater than £10m are also assessed against a less favourable and a more favourable scenario, based on alternative recovery outcomes in addition to macroeconomic scenarios. Total weighted ECL excludes model adjustments, including the £50m adjustment for the anticipated economic uncertainty in the UK.

114 Barclays PLC 2018 Annual Report on Form 20-F

Staging sensitivity (audited)

An increase of 1% (£3,332m) of total gross exposure into Stage 2 (from Stage 1), would result in an increase in ECL impairment allowance of £200m based on applying the difference in Stage 2 and Stage 1 average impairment coverage ratios to the movement in gross exposure (refer to

Loans and advances at amortised cost by product on page 190).

ECL sensitivity analysis

The tables on pages 116 and 117 show the estimated ECL impact on key principal portfolios in the event that the UK/US consensus was instead for i) positive growth (Upward scenario); and ii) a mild downturn (Downward scenario). These scenarios assume a moderate upturn and downturn for the UK and the US respectively but with no contagion or headwinds in other economies.

The gross exposures in scope are aligned to those presented in the ECL under 100% weighted scenarios sensitivity analysis but based on portfolio positions as at 30 September 2018 due to operational complexity in scenario regeneration. The portfolios included in the scenario remained broadly stable during Q4 2018 and therefore the scenario results are considered representative of the year end position. Material post-model adjustments have been excluded from the below analysis to allow the scenario specific results to be comparable. Further detail on management adjustments to impairment allowances can be found on page 112.

Gross exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default and not on macroeconomic scenarios. For individual cases with ECL greater than £10m, three scenarios are assessed taking into account the macroeconomic scenarios and alternative recovery strategies. For these specific cases, the less favourable scenario is assumed to occur in the UK/ US Downward scenario (and the more favourable scenario is assumed to occur in the UK/US Upward scenario) which is a conservative upper estimate as certain recovery strategies are idiosyncratic in nature and independent of the macroeconomic economy. Changes to coverage ratios are expressed against the exposures in scope of the sensitivity analysis and not the entire portfolio.

Barclays PLC 2018 Annual Report on Form 20-F 115

Risk review

Risk performance

Credit risk

ECL sensitivity analysis to UK economic forecasts for key principal portfolios

The table below shows the estimated ECL impact on key principal portfolios for both a positive growth (Upward scenario) and a downturn (Downward scenario) of UK consensus macroeconomic variables. The inputs for the Downward scenario have been modelled by replacing the Baseline macroeconomic variables by the Downside 1 variables (with no changes to US and other non-UK macroeconomic variables, as highlighted below). Similarly, the Upward scenario uses Upside 1 UK macroeconomic variables for the Baseline scenario. The Downside 2, Downside 1, Upside 1 and Upside 2 macroeconomic variables are held constant but the probability weights have been re-calibrated.

Barclays impairment as at 31 December 2018 includes an adjustment of £150m representing a charge for the estimated impact of anticipated economic uncertainty in the UK. This adjustment was estimated broadly on the output of the UK Downward scenario below.

Scenario probability weighting
				Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
UK Upward scenario				18	33	36	11	2
UK Downward scenario				8	18	40	28	6

Macroeconomic variables
As at 31 December 2018				Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
UK Upward scenario

UK GDP				4.5	3.1	3.1	0.3	(4.1)

UK unemployment				3.4	3.9	3.9	5.7	8.8

UK HPI				46.4	32.6	32.6	(0.5)	(32.1)

US GDP				4.8	3.7	2.1	0.4	(3.3)

US unemployment				3.0	3.4	3.7	5.2	8.4

US HPI				36.9	30.2	4.1	–	(17.4)
UK Downward scenario

UK GDP				4.5	3.1	0.3	0.3	(4.1)

UK unemployment				3.4	3.9	5.7	5.7	8.8

UK HPI				46.4	32.6	(0.5)	(0.5)	(32.1)

US GDP				4.8	3.7	2.1	0.4	(3.3)

US unemployment				3.0	3.4	3.7	5.2	8.4

US HPI				36.9	30.2	4.1	–	(17.4)

Sensitivity to UK economic forecasts
	Stage 1		Stage 2		Stage 3		Total
	Δ UK Upward scenario	Δ UK Downward scenario	Δ UK Upward scenario	Δ UK Downward scenario	Δ UK Upward scenario	Δ UK Downward scenario	Δ UK Upward scenario	Δ UK Downward scenario
Gross Exposure (£m)

Home loans	506	(889)	(506)	889	–	–	–	–

Credit cards, unsecured loans and other retail lending	294	(252)	(294)	252	–	–	–	–

Corporate loans	79	(13)	(79)	13	–	–	–	–
ECL (£m)

Home loans	–	–	(3)	6	(1)	2	(4)	8

Credit cards, unsecured loans and other retail lending	(4)	4	(102)	104	(15)	15	(121)	123

Corporate loans	1	7	(4)	13	(46)	28	(49)	48

Home loans: Total ECL increases by £8m in the Downward scenario, driven by the increase in the probability weight attributed to the Downside 2 scenario. This represents a greater likelihood of the UK economy entering into a severe downturn than under the current consensus.

Credit cards, unsecured loans and other retail lending: Total ECL decreases by £121m in the Upward scenario driven by £294m of balance migration as assets transition from Stage 2 to Stage 1 and lower coverage on Stage 2 assets driven by the more favourable consensus forecast. Total ECL increases by £123m in the Downward scenario, mainly driven by the UK cards portfolio.

Corporate loans: Total ECL decreases by £49m in the Upward scenario predominately driven by more favourable recovery outcomes for large single names in Stage 3. The Downward scenario results in total ECL impact of £48m, driven by higher coverage in Stage 2 and less favourable recovery outcomes for large single names in Stage 3.

116 Barclays PLC 2018 Annual Report on Form 20-F

ECL sensitivity analysis to US economic forecasts for key principal portfolios

The table below shows the estimated ECL impact on key principal portfolios for both a positive growth (Upward scenario) and a downturn (Downward scenario) of US consensus macroeconomic variables. The inputs for the Downward scenario have been modelled by replacing the Baseline macroeconomic variables by the Downside 1 variables (with no changes to UK and other non-US macroeconomic variables, as highlighted below). Similarly, the Upward scenario uses Upside 1 US macroeconomic variables for the Baseline scenario. The Downside 2, Downside 1, Upside 1 and Upside 2 macroeconomic variables are held constant but the probability weights have been re-calibrated.

Scenario probability weighting
				Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
US Upward scenario				18	33	36	11	2
US Downward scenario				5	14	40	34	7

Macroeconomic variables
As at 31 December 2018				Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
US Upward scenario

UK GDP				4.5	3.1	1.7	0.3	(4.1)

UK unemployment				3.4	3.9	4.3	5.7	8.8

UK HPI				46.4	32.6	3.2	(0.5)	(32.1)

US GDP				4.8	3.7	3.7	0.4	(3.3)

US unemployment				3.0	3.4	3.4	5.2	8.4

US HPI				36.9	30.2	30.2	–	(17.4)

US Downward scenario

UK GDP				4.5	3.1	1.7	0.3	(4.1)

UK unemployment				3.4	3.9	4.3	5.7	8.8

UK HPI				46.4	32.6	3.2	(0.5)	(32.1)

US GDP				4.8	3.7	0.4	0.4	(3.3)

US unemployment				3.0	3.4	5.2	5.2	8.4

US HPI				36.9	30.2	–	–	(17.4)

Sensitivity to US economic forecasts
	Stage 1		Stage 2		Stage 3		Total
	Δ US Upward scenario	Δ US Downward scenario	Δ US Upward scenario	Δ US Downward scenario	Δ US Upward scenario	Δ US Downward scenario	Δ US Upward scenario	Δ US Downward scenario
Gross Exposure (£m)

Credit cards, unsecured loans and other retail lending	214	(312)	(214)	312	–	–	–	–

Corporate loans	83	(46)	(83)	46	–	–	–	–
ECL (£m)

Credit cards, unsecured loans and other retail lending	(4)	6	(76)	144	(6)	7	(86)	157

Corporate loans	(3)	10	(15)	34	(35)	54	(53)	98

Credit cards, unsecured loans and other retail lending: Total ECL decreases by £86m in Upward scenario driven by £214m of balance migration as assets transition from Stage 2 to Stage 1 and lower coverage on Stage 2 assets driven by the more favourable consensus forecast. Total ECL impact of £157m in Downward scenario, greater than the Upward scenario, driven by non-linearity effects and the relative severity of the Downward scenario.

Corporate loans: Total ECL increases by £98m in the Downward scenario driven by a less favourable recovery outcome for one large single name in Stage 3, where Barclays estimated additional losses of £39m in addition to the loss estimated under the Baseline scenario, and higher coverage in Stage 2 assets driven by the less favourable consensus forecast. There is a greater impact on coverage ratios (Stage 2 in particular) than the UK scenarios driven largely by the underlying portfolio quality, with the US portfolio possessing a higher proportion of unsecured leveraged lending.

Barclays PLC 2018 Annual Report on Form 20-F 117

Risk review

Risk performance

Credit risk

Analysis of the concentration of credit risk

A concentration of credit risk exists when a number of counterparties are located in a common geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Barclays Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged.

Geographic concentrations

As at 31 December 2018, the geographic concentration of Barclays Group’s assets remained broadly consistent with 2017. Exposure is concentrated in the UK 41% (2017: 42%), in the Americas 34% (2017: 33%) and Europe 21% (2017: 21%).

Credit risk concentrations by geography (audited)
As at 31 December 2018	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	64,343	66,887	36,045	718	9,076	177,069
Cash collateral and settlement balances	27,418	22,316	22,184	376	4,928	77,222
Loans and advances at amortised cost	240,116	27,913	49,592	3,414	5,371	326,406
Reverse repurchase agreements and other similar secured lending	724	113	68	1,320	83	2,308
Trading portfolio assets	12,444	13,375	34,369	713	3,616	64,517
Financial assets at fair value through the income statement	33,842	20,984	73,489	1,758	13,556	143,629
Derivative financial instruments	69,798	80,003	58,699	1,866	12,172	222,538
Financial assets at fair value through other comprehensive income	11,494	23,298	13,953	163	2,786	51,694
Other assets	780	125	100	1	–	1,006
Total on-balance sheet	460,959	255,014	288,499	10,329	51,588	1,066,389

Off-balance sheet:
Contingent liabilities	5,910	3,572	8,996	536	1,289	20,303
Loan commitments	108,506	34,524	175,995	1,852	3,346	324,223
Total off-balance sheet	114,416	38,096	184,991	2,388	4,635	344,526
Total	575,375	293,110	473,490	12,717	56,223	1,410,915

Credit risk concentrations by geography (audited)
As at 31 December 2017	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	53,068	57,179	56,034	63	4,738	171,082
Cash collateral and settlement balances	23,852	24,311	23,440	870	4,695	77,168
Loans and advances at amortised cost	240,102	27,223	47,850	3,385	5,488	324,048
Reverse repurchase agreements and other similar secured lending	203	375	10,521	32	1,415	12,546
Trading portfolio assets	10,603	13,620	25,680	473	3,964	54,340
Financial assets at fair value through the income statement	33,922	23,725	46,288	1,611	6,065	111,611
Derivative financial instruments	81,656	81,566	57,858	2,792	13,797	237,669
Financial investments – debt securities	17,470	23,598	14,110	114	1,836	57,128
Other assets	1,579	1,179	148	33	83	3,022
Total on-balance sheet	462,455	252,776	281,929	9,373	42,081	1,048,614

Off-balance sheet:
Contingent liabilities	7,603	3,039	6,708	529	1,133	19,012
Loan commitments	105,912	36,084	168,003	1,608	3,966	315,573
Total off-balance sheet	113,515	39,123	174,711	2,137	5,099	334,585
Total	575,970	291,899	456,640	11,510	47,180	1,383,199

118 Barclays PLC 2018 Annual Report on Form 20-F

Industry concentrations

The concentration of Barclays Group’s assets by industry remained broadly consistent year on year. As at 31 December 2018, total assets concentrated in banks and other financial institutions was 36% (2017: 36%), predominantly within derivative financial instruments. The proportion of the overall balance concentrated in governments and central banks was 20% (2017: 20%), cards, unsecured loans and other personal lending was 13% (2017: 13%) and in home loans remained stable at 11% (2017: 11%).

Credit risk concentrations by industry (audited)
As at 31 December 2018	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Con- struction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distri- bution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	177,069	–	–	–	–	–	–	177,069
Cash collateral and settlement balances	17,341	48,398	498	75	9,235	386	223	717	–	–	349	77,222
Loans and advances at amortised cost	9,478	18,653	8,775	23,565	12,764	5,515	11,609	19,716	150,284	55,298	10,749	326,406
Reverse repurchase agreements and other similar secured lending	1,368	865	–	37	38	–	–	–	–	–	–	2,308
Trading portfolio assets	3,500	9,550	3,825	897	34,968	4,202	1,202	3,481	–	–	2,892	64,517
Financial assets at fair value through the income statement	30,374	96,378	–	8,914	5,331	32	13	2,178	405	–	4	143,629
Derivative financial instruments	123,769	80,376	2,390	1,993	5,987	2,791	486	2,004	–	–	2,742	222,538
Financial assets at fair value through other comprehensive income	12,135	2,250	–	200	36,973	–	–	136	–	–	–	51,694
Other assets	580	426	–	–	–	–	–	–	–	–	–	1,006
Total on-balance sheet	198,545	256,896	15,488	35,681	282,365	12,926	13,533	28,232	150,689	55,298	16,736	1,066,389

Off-balance sheet:
Contingent liabilities	939	3,840	3,470	626	1,890	3,491	952	3,455	–	116	1,524	20,303
Loan commitments	1,267	42,890	39,978	14,362	1,629	26,519	14,566	22,142	8,900	126,640	25,330	324,223
Total off-balance sheet	2,206	46,730	43,448	14,988	3,519	30,010	15,518	25,597	8,900	126,756	26,854	344,526
Total	200,751	303,626	58,936	50,669	285,884	42,936	29,051	53,829	159,589	182,054	43,590	1,410,915

Barclays PLC 2018 Annual Report on Form 20-F 119

Risk review

Risk performance

Credit risk

Credit risk concentrations by industry (audited)
As at 31 December 2017	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Con- struction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distri- bution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	171,082	–	–	–	–	–	–	171,082
Cash collateral and settlement balances	18,395	48,611	124	233	8,219	585	75	577	–	–	349	77,168
Loans and advances at amortised cost	9,386	26,312	9,125	23,473	9,097	5,519	12,375	19,906	147,002	54,205	7,648	324,048
Reverse repurchase agreements and other similar secured lending	7,241	4,844	–	153	307	–	–	1	–	–	–	12,546
Trading portfolio assets	4,682	10,672	3,311	807	26,030	3,900	598	3,324	128	–	888	54,340
Financial assets at fair value through the income statement	21,468	78,506	38	4,666	4,812	2	3	2,083	28	–	5	111,611
Derivative financial instruments	126,248	87,272	2,383	2,103	5,811	8,179	576	2,972	–	–	2,125	237,669
Financial investments – debt securities	10,145	1,379	–	–	44,827	103	–	674	–	–	–	57,128
Other assets	2,300	701	–	–	21	–	–	–	–	–	–	3,022
Total on-balance sheet	199,865	258,297	14,981	31,435	270,206	18,288	13,627	29,537	147,158	54,205	11,015	1,048,614

Off-balance sheet:
Contingent liabilities	1,572	3,556	3,236	675	8	2,605	969	4,947	4	389	1,051	19,012
Loan commitments	1,550	31,427	38,105	12,956	384	31,702	14,507	34,415	10,785	126,169	13,573	315,573
Total off-balance sheet	3,122	34,983	41,341	13,631	392	34,307	15,476	39,362	10,789	126,558	14,624	334,585
Total	202,987	293,280	56,322	45,066	270,598	52,595	29,103	68,899	157,947	180,763	25,639	1,383,199

The approach to management and representation of credit quality

Asset credit quality

The credit quality distribution is based on the IFRS 9 12-month probability of default (PD) at the reporting date. Comparatives are based on the regulatory capital point in time probability of default (PD).

The following internal measures are used to determine credit quality for loans:

Default Grade	Retail and Wholesale lending Probability of default	Credit Quality Description
1-3	0.0 to <0.05%	Strong
4-5	0.05 to <0.15%
6-8	0.15 to <0.30%
9-11	0.30 to <0.60%
12-14	0.60 to <2.15%	Satisfactory
15-19	2.15 to <11.35%
20-21	11.35 to <100%	Higher Risk
22	100%	Credit Impaired

For retail clients, a range of analytical tools is used to derive the probability of default of clients at inception and on an ongoing basis.

For loans that are not past due, these descriptions can be summarised as follows:

Strong: there is a very high likelihood of the asset being recovered in full.

Satisfactory: while there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Barclays Group, the asset may not be collateralised, or may relate to unsecured retail facilities. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of deterioration, mortgages with a high loan to value, and unsecured retail loans operating outside normal product guidelines.

Higher risk: there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency.

There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

Loans that are past due are monitored closely, with impairment allowances raised as appropriate and in line with the Barclays Group’s impairment policies. These loans are all considered higher risk for the purpose of this analysis of credit quality.

120 Barclays PLC 2018 Annual Report on Form 20-F

Debt securities

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Barclays Group mainly uses external credit ratings provided by Standard & Poor’s, Fitch or Moody’s. Where such ratings are not available or are not current, the Barclays Group will use its own internal ratings for the securities.

Balance sheet credit quality

The following tables present the credit quality of Barclays Group assets exposed to credit risk.

Overview

As at 31 December 2018, the ratio of the Barclays Group’s on-balance sheet assets classified as strong (0.0 to <0.60%) remained stable at 86% (2017: 87%) of total assets exposed to credit risk.

Further analysis of debt securities by issuer and issuer type and netting and collateral arrangements on derivative financial instruments is presented on pages 128 and 129 respectively.

Balance sheet credit quality (audited)
	PD range				PD range
As at 31 December 2018	0.0 to <0.60% £m	0.60 to <11.35% £m	11.35 to 100% £m	Total £m	0.0 to <0.60% %	0.60 to <11.35% %	11.35 to 100% %	Total %
Cash and balances at central banks	177,069	–	–	177,069	100	–	–	100
Cash collateral and settlement balances	70,455	6,763	4	77,222	91	9	–	100
Loans and advances at amortised cost
Home loans	137,449	9,701	3,134	150,284	92	6	2	100
Credit cards, unsecured and other retail lending	21,786	31,664	2,981	56,431	39	56	5	100
Corporate loans	86,271	30,108	3,312	119,691	72	25	3	100
Total loans and advances at amortised cost	245,506	71,473	9,427	326,406	75	22	3	100
Reverse repurchase agreements and other similar secured lending	1,820	444	44	2,308	79	19	2	100
Trading portfolio assets:
Debt securities	51,896	4,998	389	57,283	90	9	1	100
Traded loans	1,903	4,368	963	7,234	27	60	13	100
Total trading portfolio assets	53,799	9,366	1,352	64,517	83	15	2	100
Financial assets at fair value through the income statement:
Loans and advances	13,177	6,295	52	19,524	68	32	–	100
Debt securities	4,380	81	61	4,522	97	2	1	100
Reverse repurchase agreements	85,887	31,813	1,341	119,041	72	27	1	100
Other financial assets	524	18	–	542	97	3	–	100
Total financial assets at fair value through the income statement	103,968	38,207	1,454	143,629	72	27	1	100
Derivative financial instruments	211,695	10,791	52	222,538	95	5	–	100
Financial assets at fair value through other comprehensive income	51,546	148	–	51,694	100	–	–	100
Other assets	723	283	–	1,006	72	28	–	100
Total on-balance sheet	916,581	137,475	12,333	1,066,389	86	13	1	100

Barclays PLC 2018 Annual Report on Form 20-F 121

Risk review

Risk performance

Credit risk

Balance sheet credit quality (audited)
	PD range				PD range
As at 31 December 2017	0.0 to <0.60% £m	0.60 to <11.35% £m	11.35 to 100% £m	Total £m	0.0 to <0.60% %	0.60 to <11.35% %	11.35 to 100% %	Total %
Cash and balances at central banks	171,082	–	–	171,082	100	–	–	100
Cash collateral and settlement balances	72,277	4,619	272	77,168	94	6		100
Loans and advances at amortised cost
Home loans	135,576	5,781	5,645	147,002	92	4	4	100
Credit cards, unsecured and other retail lending[a]	13,195	34,897	7,675	55,767	24	63	13	100
Corporate loans	75,819	33,093	12,367	121,279	63	27	10	100
Total loans and advances at amortised cost	224,590	73,771	25,687	324,048	69	23	8	100
Reverse repurchase agreements and other similar secured lending	11,430	1,101	15	12,546	91	9	–	100
Trading portfolio assets:
Debt securities	48,489	2,085	626	51,200	95	4	1	100
Traded loans	1,432	1,189	519	3,140	45	38	17	100
Total trading portfolio assets	49,921	3,274	1,145	54,340	92	6	2	100
Financial assets designated at fair value:
Loans and advances	9,457	817	763	11,037	86	7	7	100
Debt securities	–	15	–	15	–	100	–	100
Reverse repurchase agreements	82,263	17,692	85	100,040	82	18	–	100
Other financial assets	482	37	–	519	93	7	–	100
Total financial assets designated at fair value	92,202	18,561	848	111,611	82	17	1	100
Derivative financial instruments	229,262	7,863	544	237,669	96	4	–	100
Financial investments – debt securities	57,106	18	4	57,128	100	–	–	100
Other assets	2,570	411	41	3,022	85	14	1	100
Total on-balance sheet	910,440	109,618	28,556	1,048,614	87	10	3	100

Note

a	2017 figures have been restated to more accurately reflect the credit quality distribution within credit cards, unsecured and retail lending.

122 Barclays PLC 2018 Annual Report on Form 20-F

Credit exposures by internal PD grade
Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
		Gross carrying amount				Allowance for ECL				Net exposure £m	ECL coverage %
	PD range	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Credit quality description	%	£m	£m	£m	£m	£m	£m	£m	£m
Strong	0.0 to <0.60%	232,163	13,556	–	245,719	146	67	–	213	245,506	0.1
Satisfactory	0.60 to <11.35%	48,730	24,768	–	73,498	508	1,517	–	2,025	71,473	2.8
Higher Risk	11.35 to <100%	333	5,123	–	5,456	34	1,131	–	1,165	4,291	21.4
Credit Impaired	100%	–	–	8,503	8,503	–	–	3,367	3,367	5,136	39.6
Total		281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406	2.0

Credit risk profile by internal PD grade for contingent liabilities (audited)[a]
		Gross carrying amount				Allowance for ECL				Net exposure £m	ECL coverage %
	PD range	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Credit quality description	%	£m	£m	£m	£m	£m	£m	£m	£m
Strong	0.0 to <0.60%	15,000	443	–	15,443	6	3	–	9	15,434	0.1
Satisfactory	0.60 to <11.35%	3,541	964	–	4,505	10	14	–	24	4,481	0.5
Higher Risk	11.35 to <100%	49	228	–	277	–	10	–	10	267	3.6
Credit Impaired	100%	–	–	74	74	–	–	2	2	72	2.7
Total		18,590	1,635	74	20,299	16	27	2	45	20,254	0.2

Credit risk profile by internal PD grade for loan commitments (audited)[a]
		Gross carrying amount				Allowance for ECL				Net exposure £m	ECL coverage %
	PD range	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Credit quality description	%	£m	£m	£m	£m	£m	£m	£m	£m
Strong	0.0 to <0.60%	206,511	5,440	–	211,951	21	5	–	26	211,925	–
Satisfactory	0.60 to <11.35%	84,141	11,806	–	95,947	59	80	–	139	95,808	0.1
Higher Risk	11.35 to <100%	747	3,245	–	3,992	3	38	–	41	3,951	1.0
Credit Impaired	100%	–	–	610	610	–	–	20	20	590	3.3
Total		291,399	20,491	610	312,500	83	123	20	226	312,274	0.1

Note

a Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.

Stage 1 higher risk assets, presented gross of associated collateral held, are of weaker credit quality but have not significantly deteriorated since origination. Examples would include leveraged corporate loans or non-prime credit cards.

IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a Significant Increase in Credit Risk (see Note 7 on page 223), including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Analysis of specific portfolios and asset types

This section provides an analysis of principal portfolios and businesses, in particular, home loans, credit cards, unsecured loans and other retail lending.

Secured home loans

The UK home loans portfolio comprises first lien home loans and accounts for 91% (2017: 90%) of Barclays Group’s total home loan balances.

Home loans principal portfolios
	Barclays UK
As at 31 December	2018	2017
Gross loans and advances (£m)	136,517	132,132
30-day arrears rate, excluding recovery book (%)	0.4	0.4
90-day arrears rate, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rates – 180 days past due (%)	0.3	0.2
Recovery book proportion of outstanding balances (%)	0.2	0.3
Recovery book impairment coverage ratio (%)	7.1	11.2

Despite the proposed UK withdrawal from the European Union creating large levels of uncertainty in the housing market and competitor pricing putting pressure on new flow, portfolio stock has increased year on year. However, delinquencies remain very low and stable and recovery stock has reduced. Recovery book coverage rate reduced to 7.1% (2017: 11.2%) reflecting the new impairment methodology following the transition to IFRS 9.

Within the UK home loans portfolio:

◾

Owner-occupied interest-only home loans comprised 26% (2017: 28%) of total balances. The average balance weighted LTV on these loans decreased to 38.8% (2017: 39.7%). The 90-day arrears rate excluding recovery book remained steady at 0.3% (2017: 0.3%)

◾

Buy to Let (BTL) home loans comprised 12% (2017: 11%) of total balances. The average balance weighted LTV increased to 55.4% (2017: 53.7%) driven by the volume of new business written. Whilst the average balance weighted LTV of new business remained stable during 2018, it is higher than for the existing book and increased the total book average figure as a result. This increase was partially offset by increases in house prices applied during the second half of the year with positive movements in HPI reported. The BTL 90-day arrears rate excluding recovery book remained steady at 0.1% (2017: 0.1%).

Barclays PLC 2018 Annual Report on Form 20-F 123

Risk review

Risk performance

Credit risk

Home loans principal portfolios – distribution of balances by LTV[a]
	Distribution of balances	Distribution of impairment allowance	Coverage ratio
As at 31 December 2018%		%	%
Barclays UK
<=75%	90.6	50.9	–
>75% and <=90%	8.6	22.1	0.1
>90% and <=100%	0.7	7.7	0.5
>100%	0.1	19.3	10.8

Note

a	Portfolio mark to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2018.

Home loans principal portfolios – average LTV
	Barclays UK
As at 31 December	2018	2017
Overall portfolio LTV (%):
Balance weighted	48.9	47.6
Valuation weighted	35.8	35.2
>100% LTVs:
Balances (£m)	147	215
Mark to market collateral (£m)	130	188
Average LTV: balance weighted (%)	134.0	127.7
Average LTV: valuation weighted (%)	119.1	118.6
Balances in recovery book (%)	5.5	5.9

The reduction in home loans that have LTV >100% to £147m (2017: £215m) was driven by increases in HPI through the second half of the year.

Home loans principal portfolios – new lending
	Barclays UK
As at 31 December	2018	2017
New bookings (£m)	23,008	22,665
New home loan proportion above 90% LTV (%)	1.8	2.1
Average LTV on new home loans: balance weighted (%)	65.4	63.8
Average LTV on new home loans: valuation weighted (%)	57.4	56.0

Head Office: Italian home loans and advances at amortised cost reduced to £7.9bn (1 January 2018: £8.8bn) and continue to run-off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 61.8% (2017: 61.0%). 90-day arrears and gross charge-off rates remained stable at 1.4% (2017: 1.4%) and 0.8% (2017: 0.8%) respectively.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 87% (2017: 87%) of Barclays Group’s total credit cards, unsecured loans and other retail lending.

Credit cards, unsecured loans and other retail lending principal portfolios
	Gross loans and advances £m	30-day arrears, excluding recovery book %	90-day arrears, excluding recovery book %	Annualised gross charge-off rate %
As at 31 December 2018
Barclays UK
UK cards	17,285	1.8	0.9	4.7
UK personal loans	6,335	2.3	1.1	3.7
Barclays International
US cards	22,178	2.7	1.4	5.7
Barclays partner finance	4,216	1.1	0.4	2.3
Germany consumer lending	3,545	1.9	0.8	2.9
As at 31 December 2017
Barclays UK
UK cards	17,686	1.8	0.8	5.0
UK personal loans	6,255	2.5	1.2	3.3
Barclays International
US cards	21,350	2.6	1.3	5.0
Barclays partner finance	3,814	1.3	0.5	2.6
Germany consumer lending	3,384	2.3	1.0	3.2

124 Barclays PLC 2018 Annual Report on Form 20-F

UK cards: 30- and 90-day arrears rates remained stable. The annualised gross charge-off rate reduced to 4.7% (2017: 5.0%) as a result of charge-offs returning to stabilised levels in 2018 following one-off accelerated charge-offs in 2017.

UK personal loans: 30- and 90-day arrears rates reduced slightly, whilst the annualised charge-off rate increased. These movements were as a result of accounts that had remained in collections longer than expected in 2017 being moved to charge-off following resolution of collections performance issues.

US cards: The annualised gross charge-off rate increased to 5.7% (2017: 5.0%) broadly in line with trends across the industry and change in portfolio mix reflecting a one-off asset sale benefiting 2017.

Barclays partner finance: 30- and 90-day arrear rates reduced driven by improved quality of new business and better arrears management.

Germany consumer lending: Arrears and charge-off rates reduced due to improved performance in collections along with booking lower risk business.

Forbearance

Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting their financial commitments (‘financial difficulties’).

Analysis of forbearance programmes
	Balances	Impairment Allowances
As at 31 December 2018
Barclays UK	647	172
Barclays International	233	190
Head Office	165	10
Total retail	1,045	372
Barclays UK	671	45
Barclays International	2,284	241
Head Office	–	–
Total wholesale	2,955	286
Group total	4,000	658

As at 31 December 2017
Barclays UK	847	226
Barclays International	210	86
Head Office	186	11
Total retail	1,243	323
Barclays UK	606	31
Barclays International	2,347	519
Head Office	–	–
Total wholesale	2,953	550
Group total	4,196	873

Balances on forbearance programmes decreased 5% driven by better portfolio performance.

Retail balances on forbearance reduced 16% to £1.0bn, reflecting a decrease in Barclays UK partially offset by an increase in Barclays International portfolios.

◾	Barclays UK: continued to reduce reflecting the ongoing improvements in operational effectiveness over the past two years along with improving arrears rates and accounts completing and exiting plans.

◾	Barclays International: US cards forbearance balances increased to £177m (2017: £148m) in line with book size but as a percentage of total balance remained low (<1%).

Wholesale balances on forbearance remained stable at £3.0bn (2017: £3.0bn) with a reduction in CIB of £280m offset by an increase in Wealth BI of £211m. Impairment allowance reduced to £286m (2017: £550m) reflecting significant write-offs and single name releases within CIB. Barclays International accounted for 77% of Wholesale forbearance with corporate cases representing 72% of all forborne balances.

Barclays PLC 2018 Annual Report on Form 20-F 125

Risk review

Risk performance

Credit risk

Retail forbearance programmes

Forbearance on Barclays Group’s principal retail portfolios is presented below. The principal portfolios account for 84% (2017: 75%) of total retail forbearance balances.

Analysis of key portfolios in forbearance programmes
	Balances on forbearance programmes		Mark to market LTV of forbearance balances: balance weighted %	Mark to market LTV of forbearance balances: valuation weighted %	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %
	Total £m	% of gross retail loans and advances %
As at 31 December 2018
Barclays UK
UK home loans	296	0.2	41.6	29.8	–	–
UK cards	289	1.7	n/a	n/a	121	41.9
UK personal loans	62	1.0	n/a	n/a	51	82.3
Barclays International
US cards	177	0.8	n/a	n/a	131	74.0
Barclays partner finance	6	0.1	n/a	n/a	4	66.7
Germany consumer lending	46	1.3	n/a	n/a	28	60.9

As at 31 December 2017
Barclays UK
UK home loans	355	0.3	43.2	31.0	4	1.1
UK cards	302	1.7	n/a	n/a	179	59.3
UK personal loans	77	1.2	n/a	n/a	30	39.0
Barclays International
US cards	148	0.7	n/a	n/a	58	39.2
Barclays partner finance	9	0.2	n/a	n/a	7	77.8
Germany consumer lending	47	1.4	n/a	n/a	17	36.2

UK home loans: Forbearance stock reduced to £296m (2017: £355m), due to operational effectiveness and accounts successfully exiting plans.

UK cards: Forbearance balances reduced due to tightening of entry criteria. The coverage ratio reduction was driven by the transition to IFRS 9 model which removed some conservatism and updates to debt sale parameters.

UK personal loans: Forbearance reduced to £62m (2017: £77m), predominantly as a result of tightening criteria for short-term plans. Longer-term forbearance plans remained the preferred offering and maintained a steady trend across 2018. Term extensions increased, albeit remained low at £9m.

US cards: Forbearance balances increased to £177m (2017: £148m) reflecting book growth, but remain low (<1%) as a percentage of total balance.

Barclays partner finance: Forbearance plan reduction was primarily driven by operational process changes introduced in 2018 whereby customers on long-term plans with two missed payments and experiencing financial difficulty were placed on alternative plans and impaired appropriately.

Germany consumer lending: The increase in coverage ratios was primarily driven by transition to IFRS 9 methodology.

Forbearance by type
	Barclays UK						Barclays International
	UK home loans		UK cards		UK personal loans		US cards
As at 31 December	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Payment concession	80	94	69	84	–	–	–	–
Interest-only conversion	60	75	–	–	–	–	–	–
Term extension	154	184	–	–	9	8	–	–
Fully amortising	–	–	–	–	52	54	160	135
Repayment plan[a]	–	–	89	96	1	15	17	13
Interest rate concession	2	2	131	122	–	–	–	–
Total	296	355	289	302	62	77	177	148

Note

a	Repayment plan represents a reduction to the minimum payment due requirements and interest rate.

126 Barclays PLC 2018 Annual Report on Form 20-F

Wholesale forbearance programmes

The tables below detail balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes
	Balances on forbearance programmes		Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %
	Total balances £m	% of gross wholesale loans and advances %
As at 31 December 2018
Barclays UK	671	2.4	45	6.7
Barclays International	2,284	2.3	241	10.6
Total	2,955	2.3	286	9.7

As at 31 December 2017
Barclays UK	606	2.1	31	5.1
Barclays International	2,347	1.4	519	22.1
Total	2,953	1.4	550	18.6

Wholesale forbearance reporting split by exposure class
	Corporate £m	Personal and trusts £m	Other £m	Total £m
As at 31 December 2018
Restructure: reduced contractual cash flows	3	–	–	3
Restructure: maturity date extension	286	186	2	474
Restructure: changed cash flow profile (other than extension)	450	31	–	481
Restructure: payment other than cash	18	–	–	18
Change in security	10	3	–	13
Adjustments or non-enforcement of covenants	1,040	177	1	1,218
Other (e.g. capital repayment holiday; restructure pending)	452	295	1	748
Total	2,259	692	4	2,955

As at 31 December 2017
Restructure: reduced contractual cash flows	5	–	–	5
Restructure: maturity date extension	373	26	–	399
Restructure: changed cash flow profile (other than extension)	297	–	–	297
Restructure: payment other than cash	16	–	–	16
Change in security	9	–	–	9
Adjustments or non-enforcement of covenants	1,477	101	1	1,579
Other (e.g. capital repayment holiday; restructure pending)	474	174	–	648
Total	2,651	301	1	2,953

Barclays PLC 2018 Annual Report on Form 20-F 127

Risk review

Risk performance

Credit risk

Wholesale forbearance reporting split by business unit
	Barclays UK £m	Barclays International £m	Total £m
As at 31 December 2018
Restructure: reduced contractual cash flows	1	2	3
Restructure: maturity date extension	129	345	474
Restructure: changed cash flow profile (other than extension)	286	195	481
Restructure: payment other than cash	–	18	18
Change in security	3	10	13
Adjustments or non-enforcements of covenants	132	1,086	1,218
Other (e.g. capital repayment holiday; restructure pending)	120	628	748
Total	671	2,284	2,955

As at 31 December 2017
Restructure: reduced contractual cash flows	3	2	5
Restructure: maturity date extension	90	309	399
Restructure: changed cash flow profile (other than extension)	199	98	297
Restructure: payment other than cash	–	16	16
Change in security	–	9	9
Adjustments or non-enforcements of covenants	223	1,356	1,579
Other (e.g. capital repayment holiday; restructure pending)	91	557	648
Total	606	2,347	2,953

Wholesale forbearance flows in 2018
£m
As at 1 January 2018	2,953
Added to forbearance	2,082
Removed from forbearance (credit improvement)	(1,126)
Fully or partially repaid and other movements	(679)
Written off/moved to recovery book	(275)
As at 31 December 2018	2,955

Analysis of debt securities

Debt securities include government securities held as part of the Barclays Group’s treasury management portfolio for liquidity and regulatory purposes, and are for use on a continuing basis in the activities of the Barclays Group.

The following tables provide an analysis of debt securities held by the Barclays Group for trading and investment purposes by issuer type, and where the Barclays Group held government securities exceeding 10% of shareholders’ equity.

Further information on the credit quality of debt securities is presented on pages 121 to 122.

Debt securities
	2018		2017
As at 31 December	£m	%	£m	%
Of which issued by:
Governments and other public bodies	76,646	64.6	69,981	64.5
Corporate and other issuers	30,767	26.0	27,976	25.9
US agency	7,014	5.9	7,868	7.3
Mortgage and asset backed securities	4,143	3.5	2,520	2.3
Total	118,570	100.0	108,345	100.0

Government securities
As at 31 December	2018 Fair value £m	2017 Fair value £m
United States	31,199	21,570
United Kingdom	19,555	19,475

128 Barclays PLC 2018 Annual Report on Form 20-F

Analysis of derivatives

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Barclays Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)
	2018			2017
As at 31 December	Balance sheet assets £m	Counterparty netting £m	Net exposure £m	Balance sheet assets £m	Counterparty netting £m	Net exposure £m
Foreign exchange	64,188	50,189	13,999	54,943	42,117	12,826
Interest rate	125,272	95,572	29,700	153,043	117,559	35,484
Credit derivatives	10,755	8,450	2,305	12,549	9,952	2,597
Equity and stock index	20,882	16,653	4,229	14,698	12,702	1,996
Commodity derivatives	1,441	1,137	304	2,436	1,935	501
Total derivative assets	222,538	172,001	50,537	237,669	184,265	53,404
Cash collateral held			31,402			33,092
Net exposure less collateral			19,135			20,312

Derivative asset exposures would be £203bn (2017: £217bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Similarly, derivative liabilities would be £202bn (2017: £217bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £6bn (2017: £6bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

The table below sets out the fair value and notional amounts of OTC derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement
		2018			2017
	Notional	Fair value		Notional	Fair value
	contract amount £m	Assets £m	Liabilities £m	contract amount £m	Assets £m	Liabilities £m
Unilateral in favour of Barclays
Foreign exchange	22,639	473	(369)	18,280	484	(345)
Interest rate	4,762	769	(25)	5,495	868	(26)
Credit derivatives	54	1	–	–	–	–
Equity and stock index	107	17	–	6	3	–
Commodity derivatives	–	–	–	243	–	(9)
Total unilateral in favour of Barclays	27,562	1,260	(394)	24,024	1,355	(380)
Unilateral in favour of counterparty
Foreign exchange	14,221	530	(1,641)	21,052	720	(1,851)
Interest rate	64,504	2,925	(4,090)	74,412	8,458	(9,934)
Credit derivatives	78	1	(3)	283	6	(3)
Equity and stock index	714	242	(31)	1,030	432	(53)
Commodity derivatives	–	–	–	515	4	(6)
Total unilateral in favour of counterparty	79,517	3,698	(5,765)	97,292	9,620	(11,847)
Bilateral arrangement
Foreign exchange	4,788,711	58,772	(56,392)	4,318,754	48,660	(46,403)
Interest rate	9,699,149	116,712	(114,091)	8,060,574	135,465	(131,334)
Credit derivatives	380,546	6,339	(5,002)	404,069	7,337	(5,903)
Equity and stock index	177,496	7,984	(8,494)	144,255	6,178	(9,099)
Commodity derivatives	9,635	492	(330)	11,801	630	(575)
Total bilateral arrangement	15,055,537	190,299	(184,309)	12,939,453	198,270	(193,314)
Uncollateralised derivatives
Foreign exchange	371,158	4,243	(5,495)	380,823	4,442	(4,256)
Interest rate	205,050	3,454	(1,138)	202,053	4,215	(1,715)
Credit derivatives	5,830	234	(234)	6,808	252	(327)
Equity and stock index	12,179	1,468	(3,305)	16,448	884	(5,917)
Commodity derivatives	121	29	(78)	4,661	60	(266)
Total uncollateralised derivatives	594,338	9,428	(10,250)	610,793	9,853	(12,481)
Total OTC derivative assets/(liabilities)	15,756,954	204,685	(200,718)	13,671,562	219,098	(218,022)

Barclays PLC 2018 Annual Report on Form 20-F 129

Risk review

Risk performance

Market risk

Summary of contents		Page

Outlines key measures used to summarise the market risk profile of the bank such as value at risk (VaR). A distinction is made between management and regulatory measures.	◾ Market risk overview and summary of performance	131

Provides a Barclays Group-wide overview of where assets and liabilities on Barclays Group’s balance sheet are managed within regulatory traded and non-traded books.	◾ Balance sheet view of trading and banking books	132

Barclays Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor. This section also outlines the macroeconomic conditions modelled as part of Barclays Group’s risk management framework.	◾ Traded market risk	133
	◾ Review of management measures	133
	– The daily average, maximum and minimum values of management VaR	133
	– Business scenario stresses	133
	◾ Review of regulatory measures	134
	– Analysis of regulatory VaR, SVaR, IRC and Comprehensive Risk Measure	134
	– Breakdown of the major regulatory risk measures by portfolio	134

Barclays Group’s regulatory measures of market risk under the approved internal models approach are also disclosed.

130 Barclays PLC 2018 Annual Report on Form 20-F

Market risk

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

All disclosures in this section pages 130 to 134 are unaudited unless otherwise stated.

Key metrics

Average management value at risk
+11%
in 2018 at £21m (2017: £19m) remained relatively stable.

This small increase was driven by a higher volatility environment compared to 2017.

Overview of market risk

This section contains key statistics describing the market risk profile of Barclays Group. A distinction is made between regulatory and management measures within the section.

Measures of market risk in Barclays Group and accounting measures

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

For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures. The table ‘Balance sheet split by trading and banking books’, on page 132, helps the reader understand the main categories of assets and liabilities subject to regulatory market risk measures.

Summary of performance in the period

Overall, Barclays Group has maintained a steady risk profile:

◾	Measures of traded market risk have been relatively stable over 2018.

Barclays PLC 2018 Annual Report on Form 20-F 131

Risk review

Risk performance

Market risk

Balance sheet view of trading and banking books

As defined by regulatory rules, a trading book consists of positions held for trading intent or to hedge elements of the trading book. Trading intent must be evidenced in the basis of the strategies, policies and procedures set up by the firm to manage the position or portfolio. The table below provides a Group-wide overview of where assets and liabilities on the Barclays Group’s balance sheet are managed within regulatory traded and non-traded books.

The balance sheet split by trading book and banking books is shown on an IFRS accounting scope of consolidation.

Balance sheet split by trading and banking books
As at 31 December 2018	Banking book[a] £m	Trading book £m	Total £m
Cash and balances at central banks	177,069	–	177,069
Cash collateral and settlement balances	60,309	16,913	77,222
Loans and advances at amortised cost	326,406	–	326,406
Reverse repurchase agreements and other similar secured lending	2,260	48	2,308
Trading portfolio assets	6,479	97,708	104,187
Financial assets designated at fair value	12,656	136,992	149,648
Derivative financial instruments	688	221,850	222,538
Financial assets at fair value through other comprehensive income	52,816	–	52,816
Investments in associates and joint ventures	762	–	762
Goodwill and intangible assets	7,973	–	7,973
Property, plant and equipment	2,535	–	2,535
Current tax assets	798	–	798
Deferred tax assets	3,828	–	3,828
Retirement benefit assets	1,768	–	1,768
Other assets	3,425	–	3,425
Total assets	659,772	473,511	1,133,283

Deposits at amortised cost	393,492	1,346	394,838
Cash collateral and settlement balances	43,883	23,639	67,522
Repurchase agreements and other similar secured borrowing	17,009	1,569	18,578
Debt securities in issue	82,286	–	82,286
Subordinated liabilities	20,559	–	20,559
Trading portfolio liabilities	–	37,882	37,882
Financial liabilities designated at fair value	7,592	209,242	216,834
Derivative financial instruments	734	218,909	219,643
Current tax liabilities	628	–	628
Deferred tax liabilities	51	–	51
Retirement benefit liabilities	315	–	315
Other liabilities	7,716	–	7,716
Provisions	2,652	–	2,652
Total liabilities	576,917	492,587	1,069,504
Note

a

The primary risk factors for banking book assets and liabilities are interest rates and to a lesser extent, foreign exchange rates. Credit spreads and equity prices will also be factors where Barclays Group holds debt and equity securities respectively, either as financial assets designated at fair value (see Note 13) or as financial assets at fair value through other comprehensive income (see Note 13) of the financial statements.

Included within the trading book are assets and liabilities which are included in the market risk regulatory measures.

132 Barclays PLC 2018 Annual Report on Form 20-F

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk.

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Head Office.

Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business.

The daily average, maximum and minimum values of management VaR
Management VaR (95%, one day) (audited)
	2018			2017
For the year ended 31 December[a]	Average £m	High[b] £m	Low[b] £m	Average £m	High[b] £m	Low[b] £m
Credit risk	11	16	8	12	18	8
Interest rate risk	8	19	3	8	15	4
Equity risk	7	14	4	8	14	4
Basis risk	6	8	4	5	6	3
Spread risk	6	9	3	5	8	3
Foreign exchange risk	3	7	2	3	7	2
Commodity risk	1	2	–	2	3	1
Inflation risk	3	4	2	2	4	1
Diversification effect[b]	(24)	n/a	n/a	(26)	n/a	n/a
Total management VaR	21	27	15	19	26	14

Notes

a	Excludes BAGL from 23 July 2018.
b

Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Management VaR remained relatively stable year–on–year. The marginal increase in average management VaR in 2018 was due to a higher volatility environment compared to 2017.

Barclays Group Management VaRa (£m)

Note

a	Excludes BAGL from 23 July 2018.

Business scenario stresses

As part of Barclays Group’s risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to seven global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, global recession, and a sharp increase in economic growth.

In 2018, the scenario analyses showed that the largest market risk related impacts would be due to a severe deterioration in financial liquidity and global recession.

Barclays PLC 2018 Annual Report on Form 20-F 133

Risk review

Risk performance

Market risk

Review of regulatory measures

The following disclosures provide details on regulatory measures of market risk.

Barclays Group’s market risk capital requirement comprises of two elements:

◾

the market risk of trading book positions booked to legal entities are measured under a PRA approved internal models approach, including Regulatory VaR, Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) as required

◾	the trading book positions that do not meet the conditions for inclusion within the approved internal models approach are calculated using standardised rules.

The table below summarises the regulatory market risk measures, under the internal models approach.

Analysis of Regulatory VaR, SVaR, IRC and Comprehensive Risk Measure[a]
	Year-end £m	Avg. £m	Max £m	Min £m
As at 31 December 2018
Regulatory VaR (1-day)	24	27	41	19
Regulatory VaR (10-day)[b]	76	87	129	61
SVaR (1-day)	83	67	112	41
SVaR (10-day)[b]	262	211	355	130
IRC	146	126	219	52
CRM	–	–	–	–
As at 31 December 2017
Regulatory VaR (1-day)	28	27	39	19
Regulatory VaR (10-day)[b]	90	85	123	60
SVaR (1-day)	59	63	105	41
SVaR (10-day)[b]	186	200	331	130
IRC	188	202	326	142
CRM	–	1	2	–

Notes

a	Excludes BAGL from 23 July 2018.
b	The 10 day VaR is based on scaling of 1-day VaR model output since VaR is currently not modelled for a 10-day holding period.

Overall, there was an increase in SVaR and a decrease in IRC in 2018, with no significant movements in other internal model components:

◾	Regulatory VaR: Average VaR was broadly unchanged compared to the previous year

◾	SVaR: Average SVaR increase was due to the date range selected for the one-year stressed period changing

◾	IRC: Decrease mainly driven by decrease in Rates and Fixed Income Financing, offset by the Foreign Exchange business

◾	CRM: Remained at zero throughout the year.

Breakdown of the major regulatory risk measures by portfolio[a]
	Macro £m	Equities £m	Credit £m	Barclays InternationaI Treasury £m	Banking £m	Barclays Group Treasury £m	Financial Resource Management[b] £m	Investing and Lending[b] £m
As at 31 December 2018
Regulatory VaR (1-day)	10	19	14	–	10	5	10	1
Regulatory VaR (10-day)	31	60	45	1	30	17	31	2
SVaR (1-day)	64	59	30	1	20	13	20	4
SVaR (10-day)	203	187	95	2	63	40	64	11
IRC	154	7	209	–	14	9	84	5
CRM	–	–	–	–	–	–	–	–
As at 31 December 2017
Regulatory VaR (1-day)	13	6	19	–	5	6	8	–
Regulatory VaR (10-day)	42	20	59	–	16	18	25	–
SVaR (1-day)	23	11	41	–	10	11	20	–
SVaR (10-day)	72	35	130	1	30	35	64	–
IRC	203	5	270	–	1	10	65	–
CRM	–	–	–	–	–	–	–	–

Notes

a	Excludes BAGL.
b	A hierarchy change affecting Financial Resource Management resulted in the creation of the new Investing and Lending portfolio during 2018.

The table above shows the primary portfolios which are driving the trading businesses’ modelled capital requirement as at 2018 year-end. The standalone portfolio results diversify at the total level and are not additive. Regulatory VaR, SVaR, IRC and CRM in the prior table show the diversified results at a Barclays Group level.

134 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Treasury and capital risk

Summary of contents		Page
Liquidity risk performance
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	◾ Liquidity overview and summary of performance	137
	◾ Liquidity risk stress testing	137
	– Liquidity risk appetite	138
	– Liquidity regulation	138
	– Liquidity coverage ratio	139
This section provides an overview of Barclays Group’s liquidity risk.

The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. The liquidity pool is intended to offset stress outflows, and comprises the following cash and unencumbered assets.	◾ Liquidity pool	139
	– Composition of the liquidity pool	139
	– Liquidity pool by currency	139
	– Management of the liquidity pool	139
	– Contingent liquidity	140
The basis for sound liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due.	◾ Funding structure and funding relationships	140
	– Deposit funding	140
	– Wholesale funding	141

Asset encumbrance arises from collateral

pledged against secured funding and other

collateralised obligations. Barclays funds a

portion of trading portfolio assets and other

securities via repurchase agreements and other similar borrowing, and pledges a portion of loans and advances as collateral in securitisation, covered bond and other similar secured structures.

	◾ Encumbrance – On-balance sheet – Off-balance sheet – Repurchase agreements and reverse repurchase agreements	142 143 143 144

In addition to monitoring and managing key metrics related to the financial strength of Barclays Group, Barclays Group solicits independent credit ratings.	◾ Credit ratings	146

These ratings assess the creditworthiness of Barclays Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, asset quality, liquidity, accounting and governance.

Provides details on the contractual maturity of all financial instruments and other assets and liabilities.	◾ Contractual maturity of financial assets and liabilities	147

Barclays PLC 2018 Annual Report on Form 20-F 135

Risk review

Risk performance

Treasury and capital risk

		Page
Capital risk performance
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans.	◾ Capital risk overview and summary of performance	151
	◾ Regulatory minimum capital and leverage requirements	152
	– Capital
	– Leverage

This section details Barclays Group’s capital position providing information on both capital resources and capital requirements. It also provides details of the leverage ratios and exposures.
This section outlines Barclays Group’s capital ratios, capital composition, and provides information on significant movements in CET1 capital during the year.	◾ Analysis of capital resources	152
	– Capital ratios	152
	– Capital resources	153
	– Movement in CET1 capital	153
This section outlines risk weighted assets by risk type, business and macro drivers.	◾ Analysis of risk weighted assets	154
	– Risk weighted assets by risk type and business	154
	– Movement analysis of risk weighted assets	154
This section outlines Barclays Group’s leverage ratios, leverage exposure composition, and provides information on significant movements in the IFRS and leverage balance sheet.	◾ Analysis of leverage ratios and exposures	155
	– Leverage ratios and exposures	155

Barclays Group discloses the two sources of foreign exchange risk that it is exposed to.	◾ Foreign exchange risk	156
	– Transactional foreign currency exposure
	– Translational foreign exchange exposure
	– Functional currency of operations
A review focusing on the UK retirement fund, which represents the majority of Barclays Group’s total retirement benefit obligation. requirement for own funds and Eligible Liabilities (MREL) position and ratios.	◾ Pension risk review	157
	– Assets and liabilities	157
	– IAS19 position	157
	– Risk measurement	157
This section outlines Barclays Group’s Minimum	◾ Minimum Requirement for own funds and Eligible Liabilities	158

Interest rate risk in the banking book performance
A description of the non-traded market risk framework is provided. Barclays Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by business unit and currency. Barclays Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges. Barclays Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non-traded market risk VaR.	◾ Interest rate risk in the banking book overview and summary of performance	159
	◾ Net interest income sensitivity	160
	– by business unit	160
	– by currency	160
	◾ Analysis of equity sensitivity
	◾ Volatility of the FVOCI portfolio in the liquidity pool	160
		161

136 Barclays PLC 2018 Annual Report on Form 20-F

Liquidity risk

The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

All disclosures in this section (pages 137 to 150) are unaudited unless otherwise stated.

Key metrics

Liquidity Coverage Ratio
169%

Overview

The Barclays Group has a comprehensive key risk control framework for managing liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

This section provides an analysis of the Barclays Group’s: (i) summary of performance, (ii) liquidity risk stress testing, iii) liquidity pool, (iv) funding structure and funding relationships, (v) encumbrance, (vi) credit ratings, and (vii) contractual maturity of financial assets and liabilities.

Summary of performance

The liquidity pool increased to £227bn (December 2017: £220bn) driven largely by net deposit growth across businesses. The Liquidity Coverage Ratio (LCR) increased to 169% (December 2017: 154%), equivalent to a surplus of £90bn (December 2017: £75bn) to 100% regulatory requirement. The Barclays Group also continued to maintain surpluses to its internal liquidity requirements. The strong liquidity position reflects the Barclays Group’s prudent approach given the continued macroeconomic uncertainty.

During the year, the Barclays Group issued £12.2bn of minimum requirement for own funds and eligible liabilities (MREL) instruments in a range of tenor and currencies.

Barclays Bank PLC continued to issue in the shorter-term markets and Barclays Bank UK PLC issued in the shorter-term and secured markets, helping to maintain their stable and diversified funding bases.

The overall funding structure has improved further. Barclays Group has continued to reduce its reliance on short-term wholesale funding, where the proportion maturing in less than 1 year fell to 30% (December 2017: 31%).

Liquidity risk stress testing

Under the Liquidity Framework, the Barclays Group has established a liquidity risk appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Barclays Group sets its internal liquidity risk appetite (LRA) based on internal liquidity risk assessments and, external regulatory requirements namely the CRD IV Delegated Act Liquidity Coverage Ratio (LCR).

Barclays PLC 2018 Annual Report on Form 20-F 137

Risk review

Risk performance

Treasury and capital risk

Liquidity risk appetite

The liquidity risk assessment measures the potential contractual and contingent stress outflows under a range of stress scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs.

As part of the LRA, the Barclays Group runs three short-term liquidity stress scenarios, aligned to the PRA’s prescribed stresses:

◾	90 day market-wide stress event

◾	30 day Barclays-specific stress event

◾	combined 30 day market-wide and Barclays-specific stress event

Key LRA assumptions

For the year ended 31 December 2018

Drivers of Liquidity Risk	LRA Combined stress – key assumptions

Wholesale Secured and Unsecured	◾ Zero rollover of maturing wholesale unsecured funding
Funding Risk	◾ Loss of repo capacity on non-extremely liquid repos at contractual maturity date
◾ Roll of repo for extremely liquid repo at wider haircut at contractual maturity date
◾ Withdrawal of contractual buyback obligations, excess client futures margin, Prime Brokerage (PB) client cash and overlifts
◾ Haircuts applied to the market value of marketable assets held in the liquidity buffer

Retail and Corporate Funding Risk	◾ Retail and Corporate deposit outflows as counterparties seek to diversify their deposit balances

Intraday Liquidity Risk	◾ Liquidity held against intraday requirements for the settlement of cash and securities under a stress

Intra-Group Liquidity Risk	◾ Liquidity support for material subsidiaries. Surplus liquidity held within certain subsidiaries is not taken as a benefit to the wider Group.

Cross-Currency Liquidity Risk	◾ Currency liquidity cash flows at contractual maturity for physically settled FX forwards and cross currency swaps

Off-Balance Sheet Liquidity Risk	◾ Drawdown on committed facilities based on facility and counterparty type
◾ Collateral outflows due to a two-notch credit rating downgrade
◾ Increase in the Barclays Group’s initial margin requirement across all major exchanges
◾ Variation margin outflows from collateralised risk positions
◾ Outflow of collateral owing but not called
◾ Loss of internal sources of funding within the PB synthetics business

Franchise-Viability Risk	◾ Liquidity held in order to meet outflows that are non-contractual in nature, but are necessary in order to support the firm’s ongoing franchise (e.g. debt buybacks)

Funding Concentration Risk	◾ Liquidity held against largest wholesale funding counterparty refusing to roll

As at 31 December 2018, the Barclays Group held eligible liquid assets well in excess of 100% of net stress outflows of the 30 day combined scenario, which has the highest net outflows of the three short-term liquidity stress scenarios.

The Barclays Group also runs a long-term liquidity stress test, which measures the anticipated outflows over a 12-month market-wide scenario. As at 31 December 2018, the Barclays Group remained compliant to this internal metric.

Liquidity regulation

The Barclays Group monitors its position against the CRD IV Delegated Act Liquidity Coverage Ratio and the Basel III Net Stable Funding Ratio (NSFR).

The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient High Quality Liquid Assets to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of 12 months and has been developed to promote a sustainable maturity structure of assets and liabilities.

In October 2014, the BCBS published a standard defining the minimum requirements for the Net Stable Funding Ration (NSFR). The EU is implementing the NSFR regulations as part of the Risk Reduction Measures package, on which political agreement was reached in December 2018. The regulations are expected to enter into force two years after they are published, which is likely to be around Q2 2021. Barclays continues to assess the impact of these measures on its NSFR ratio, which remains above the 100% requirement, based on a conservative interpretation of the regulations.

138 Barclays PLC 2018 Annual Report on Form 20-F

Liquidity coverage ratio

The external LCR requirement is prescribed by the regulator taking into account the relative stability of different sources of funding and potential incremental funding requirements in a stress.

As at 31 December	2018 £bn	2017 £bn
Eligible liquidity buffer	219	215
Net stress outflows	(129)	(140)
Surplus	90	75
Liquidity coverage ratio	169%	154%

As part of the LRA, Barclays also establishes the minimum LCR limit. The Barclays Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to management actions to resize the liquidity pool.

Liquidity pool

The Group liquidity pool as at 31 December 2018 was £227bn (2017: £220bn). During 2018, the month-end liquidity pool ranged from £207bn to £243bn (2017: £165bn to £232bn), and the month-end average balance was £225bn (2017: £202bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2018
	Liquidity pool £bn	Liquidity pool of which CRD IV LCR eligible[c]			2017 Liquidity pool £bn
		Cash £bn	Level 1 £bn	Level 2A £bn
Cash and deposits with central banks[a]	181	176	–	–	173

Government bonds[b]
AAA to AA-	27	–	23	–	31
BBB+ to BBB-	4	–	4	–	2
Other LCR Ineligible Government bonds	1	–	–	–	1
Total government bonds	32	–	27	–	34

Other
Government Guaranteed Issuers, PSEs and GSEs	6	–	5	1	6
International Organisations and MDBs	5	–	5	–	4
Covered bonds	3	–	3	–	2
Other	–	–	–	–	1
Total other	14	–	13	1	13
Total as at 31 December 2018	227	176	40	1
Total as at 31 December 2017	220	169	43	2

Notes

a

Includes cash held at central banks and surplus cash at central banks related to payment schemes. Of which over 99% (2017: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

b	Of which over 71% (2017: over 84%) comprised of UK, US, French, German, Swiss and Dutch securities.
c

The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRD IV qualifying assets that are not eligible under Barclays’ internal risk appetite.

The Group liquidity pool is well diversified by major currency and the Barclays Group monitors LRA stress scenarios for major currencies.

Liquidity pool by currency
	USD	EUR	GBP	Other	Total
	£bn	£bn	£bn	£bn	£bn
Liquidity pool as at 31 December 2018	57	64	76	30	227
Liquidity pool as at 31 December 2017	70	55	71	24	220

Management of the liquidity pool

The composition of the liquidity pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration risk by issuer, currency and asset type. Given the incremental returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

As at 31 December 2018, 90% (2017: 93%) of the liquidity pool was located in Barclays Bank PLC and Barclays Bank UK PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in the US subsidiaries, to meet entity-specific stress outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Barclays Group in calculating the LCR.

Barclays PLC 2018 Annual Report on Form 20-F 139

Risk review

Risk performance

Treasury and capital risk

Contingent liquidity

In addition to the Group liquidity pool, the Barclays Group has access to other unencumbered assets which provide a source of contingent liquidity. While these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

In a Barclays-specific, market-wide or combined liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at heavily discounted prices, the Barclays Group could generate liquidity via central bank facilities. The Barclays Group maintains a significant amount of collateral positioned at central banks and available to raise funding.

For more detail on the Barclays Group’s other unencumbered assets, see pages 142 to 144.

Funding structure and funding relationships

The basis for sound liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Barclays Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Barclays Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by customer deposits in the relevant entities, with the surplus primarily funding the liquidity pool. Other assets, together with other loans and advances, are funded by wholesale debt and equity. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

These funding relationships are summarised below:

Assets	2018 £bn	2017[b] £bn	Liabilities	2018 £bn	2017[b] £bn
Loans and advances at amortised cost	327	324	Deposits at amortised cost	395	399
Group liquidity pool	227	220	< 1 Year wholesale funding	47	45
			> 1 Year wholesale funding	107	99
Other assets[a]	53	47	Equity and other liabilities	102	79
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	303	304	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	262	273
Derivative financial instruments	223	238	Derivative financial instruments	220	238
Total assets	1,133	1,133	Total liabilities	1,133	1,133

Notes

a	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.
b	December 2017 comparatives have been updated for balance sheet presentation changes.

Deposit funding (audited)
	2018			2017
Funding of loans and advances As at 31 December 2018	Loans and advances at amortised cost £bn	Deposits at amortised cost £bn	Loan: deposit ratio[a] %	Loan to deposit ratio %
Barclays UK	189	197	96%	95%
Barclays International	127	197	65%	68%
Head Office	11	–
Barclays Group	326	395	83%	81%

Note

a	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost. Comparatives have been updated based on this approach.

As at 31 December 2018, £172bn (2017: £175bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits £5bn (2017: £4bn) of other liabilities are insured by other governments.

Contractually current accounts are repayable on demand and savings accounts at short notice. In practise, their observed maturity is typically longer than their contractual maturity. Similarly, repayment profiles of certain types of assets e.g. mortgages, overdrafts and credit card lending, differ from their contractual profiles. The Barclays Group therefore assesses the behavioural maturity of both customer assets and liabilities to identify structural balance sheet funding gaps. In doing so, it applies quantitative modelling and qualitative assessments which take into account historical experience, current customer composition, and macroeconomic projections.

The Barclays Group’s broad base of customers, numerically and by depositor type, helps protect against unexpected fluctuations in balances and hence provide a stable funding base for the Barclays Group’s operations and liquidity needs.

140 Barclays PLC 2018 Annual Report on Form 20-F

Wholesale funding

Barclays Bank Group and Barclays Bank UK Group maintain access to a variety of sources of wholesale funds in major currencies, including those available from term investors across a variety of distribution channels and geographies, short-term funding markets and repo markets.

Barclays Bank Group has direct access to US, European and Asian capital markets through its global investment banking operations and to long-term investors through its clients worldwide. Key sources of wholesale funding include money markets, certificates of deposit, commercial paper, medium term issuances (including structured notes) and securitisations.

Key sources of wholesale funding for Barclays Bank UK Group include money markets, certificates of deposit, commercial paper, covered bonds and other securitisations.

Barclays Group expects to continue issuing public wholesale debt from Barclays PLC (the Parent company), in order to maintain compliance with indicative MREL requirements and maintain a stable and diverse funding base by type, currency and market.

As at 31 December 2018, Barclays Group’s total wholesale funding outstanding (excluding repurchase agreements) was £154.0bn (2017: £143.7bn), of which £22.5bn (2017: £20.3bn) was secured funding and £131.5bn (2017: £123.4bn) unsecured funding. Unsecured funding includes £47.3bn (2017: £44.8bn) of privately placed senior unsecured notes issued through a variety of distribution channels including intermediaries and private banks.

During the year, Barclays Group issued £12.2bn of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in a range of different currencies and tenors. Barclays Bank PLC continued to issue in the shorter-term markets and Barclays Bank UK PLC issued in the shorter-term and secured markets, helping to maintain their stable and diversified funding bases.

As at 31 December 2018, wholesale funding of £46.7bn (2017: £44.9bn) matures in less than one year, of which £19.1bn (2017: £13.8bn) relates to term funding. Although not a requirement, the liquidity pool exceeded the wholesale funding maturing in less than one year by £180bn (2017: £163bn).

Barclays Bank Group and Barclays Bank UK Group also support various central bank monetary initiatives including participation in the Bank of England’s Term Funding Scheme. These are reported under ‘repurchase agreements and other similar secured borrowing’ on the balance sheet.

Maturity profile of wholesale funding[a,b]
	<1 month £bn	1-3 months £bn	3-6 months £bn	6-12 months £bn	<1 year £bn	1-2 years £bn	2-3 years £bn	3-4 years £bn	4-5 years £bn	>5 years £bn	Total £bn
Barclays PLC
(the Parent company)
Senior unsecured (Public benchmark)	–	–	–	1.6	1.6	1.1	4.4	1.3	6.7	16.3	31.4
Senior unsecured (Privately placed)	–	–	–	–	–	–	0.2	–	0.2	0.5	0.9
Subordinated liabilities	–	–	–	–	–	–	–	–	–	6.8	6.8
Barclays Bank PLC
(including subsidiaries)
Certificates of deposit and commercial paper	0.1	7.8	3.5	8.0	19.4	1.2	0.8	0.5	0.1	–	22.0
Asset backed commercial paper	2.0	3.7	1.1	–	6.8	–	–	–	–	–	6.8
Senior unsecured (Public benchmark)	–	0.3	1.1	1.1	2.5	3.0	0.4	–	–	1.2	7.1
Senior unsecured (Privately placed)[c]	0.1	3.0	2.3	5.6	11.0	7.7	4.6	2.6	4.0	16.5	46.4
Asset backed securities	–	–	–	1.0	1.0	1.2	0.2	0.2	0.6	2.6	5.8
Subordinated liabilities	0.2	0.1	–	0.1	0.4	0.9	5.2	3.4	–	4.1	14.0
Other	0.1	–	–	–	0.1	0.1	–	–	0.3	1.1	1.6
Barclays Bank UK PLC
(including subsidiaries)
Certificates of deposit and commercial paper	–	1.0	0.2	0.1	1.3	–	–	–	–	–	1.3
Covered bonds	–	–	–	1.8	1.8	1.0	1.0	2.4	1.3	1.1	8.6
Asset backed securities	–	–	–	0.8	0.8	0.5	–	–	–	–	1.3
Total as at 31 December 2018	2.5	15.9	8.2	20.1	46.7	16.7	16.8	10.4	13.2	50.2	154.0
Of which secured	2.0	3.7	1.1	3.6	10.4	2.7	1.2	2.6	1.9	3.7	22.5
Of which unsecured	0.5	12.2	7.1	16.5	36.3	14.0	15.6	7.8	11.3	46.5	131.5
Total as at 31 December 2017	7.2	14.9	12.5	10.3	44.9	18.7	12.0	13.6	10.8	43.7	143.7
Of which secured	1.9	5.1	1.0	0.2	8.2	3.5	2.0	1.0	2.5	3.1	20.3
Of which unsecured	5.3	9.8	11.5	10.1	36.7	15.2	10.0	12.6	8.3	40.6	123.4

Notes

a The composition of wholesale funding principally comprises of debt securities and subordinated liabilities.

b Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than one year.

c Includes structured notes of £35.7bn, £6.2bn of which matures within one year.

Barclays PLC 2018 Annual Report on Form 20-F 141

Risk review

Risk performance

Treasury and capital risk

Currency composition of wholesale debt

As at 31 December 2018, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD %	EUR %	GBP %	Other %
Certificates of deposit and commercial paper	48	49	3	–
Asset backed commercial paper	86	9	5	–
Senior unsecured (Public benchmark)	61	19	12	8
Senior unsecured (Privately placed)	54	24	9	13
Covered bonds/Asset backed securities	33	35	32	–
Subordinated liabilities	46	24	28	2
Total as at 31 December 2018	53	27	13	7
Total as at 31 December 2017	50	28	10	12

To manage cross currency refinancing risk, the Barclays Group manages to foreign exchange cash flow limits, which limit risk at specific maturities.

Encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Barclays funds a portion of trading portfolio assets and other securities via repurchase agreements and other similar borrowing, and pledges a portion of loans and advances as collateral in securitisation, covered bond and other similar secured structures. Barclays monitors the mix of secured and unsecured funding sources and seeks to efficiently utilise available collateral to raise secured funding and meet other collateral requirements.

Encumbered assets have been defined consistently with the Barclays Group’s reporting requirements under Article 100 of the CRR. Securities and commodities assets are considered encumbered when they have been pledged or used to secure, collateralise or credit enhance a transaction which impacts their transferability and free use. This includes external repurchase or other similar agreements with market counterparties.

Excluding assets positioned at central banks, as at 31 December 2018, £165.9bn (2017: £193.2bn) of the Barclays Group’s assets were encumbered, primarily due to firm financing of trading portfolio assets, posting of cash collateral, funding secured against loans and advances, and other assets at fair value.

Assets may also be encumbered under secured funding arrangements with central banks. In advance of such encumbrance, assets are often positioned with central banks to facilitate efficient future draw down. £78.6bn (2017: £70.0bn) of on-balance sheet assets were positioned at the central banks, consisting of encumbered assets and collateral available for use in secured financing transactions.

£350.6bn (2017: £341.9bn) of on and off balance sheet assets not positioned at the central bank were identified as readily available assets for use in secured financing transactions. Additionally, they include cash and securities held in the Barclays Group’s liquidity pool as well as unencumbered assets which provide a source of contingent liquidity. While these additional assets are not relied upon in the Barclays Group’s liquidity pool, a portion of these assets may be monetised to generate liquidity through use as collateral for secured funding or through outright sale. Loans and advances to customers are only classified as readily available if they are already in a form, such that, they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles.

£216.3bn (2017: £198.0bn) of assets not positioned at the central banks were identified as available as collateral. These assets are not subject to any restrictions on their ability to secure funding, to be offered as collateral, or to be sold to reduce potential future funding requirements, but are not immediately available in the normal course of business in their current form. They primarily consist of loans and advances which would be suitable for use in secured funding structures but are conservatively classified as not readily available because they are not in a transferable form.

Not available as collateral consists of assets that cannot be pledged or used as security for funding due to restrictions that prevent their pledge or use as security for funding in the normal course of business.

Derivatives and reverse repos are shown separately as these on-balance sheet assets cannot be pledged. However, these assets can give rise to the receipt of non-cash assets which are held off-balance sheet, and can be used to raise secured funding or meet additional funding requirements.

In addition, £529.0bn (2017: £547.6bn) of the total £598.3bn (2017: £608.4bn) securities accepted as collateral, and held off-balance sheet, were on-pledged, the significant majority of which related to matched-book activity where reverse repurchase agreements are matched by repurchase agreements entered into to facilitate client activity. The remainder relates primarily to reverse repurchase agreements used to settle trading portfolio liabilities as well as collateral posted against derivatives margin requirements.

142 Barclays PLC 2018 Annual Report on Form 20-F

Asset encumbrance

		Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets positioned at the central banks[a] £bn	Assets not positioned at the central bank
On-balance sheet As at 31 December 2018	Assets £bn	As a result of covered bonds £bn	As a result of securitis- ations £bn	Other £bn	Total £bn		Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and Reverse repos £bn	Total £bn

Cash and balances at central banks	177.1	–	–	–	–	–	177.1	–	–	–	177.1

Cash collateral	59.1	–	–	55.5	55.5	–	3.6	–	–	–	3.6

Settlement balances	18.1	–	–	–	–	–	–	–	18.1	–	18.1

Loans and advances at amortised cost	326.4	11.6	9.7	8.2	29.5	78.1	19.2	197.1	2.5	–	296.9

Reverse repurchase agreements and other similar secured lending	2.3	–	–	–	–	–	–	–	–	2.3	2.3

Trading portfolio assets	104.2	–	–	63.1	63.1	–	41.1	–	–	–	41.1

Financial assets at fair value through the income statement	149.6	–	–	7.4	7.4	0.5	4.2	18.5	–	119.0	142.2

Derivative financial instruments	222.5	–	–	–	–	–	–	–	–	222.5	222.5

Financial assets at fair value through other comprehensive income	52.8	–	–	10.4	10.4	–	41.7	0.7	–	–	42.4

Other assets	21.2	–	–	–	–	–	–	–	21.2	–	21.2
Total on-balance sheet	1,133.3	11.6	9.7	144.6	165.9	78.6	286.9	216.3	41.8	343.8	967.4

Off-balance sheet

					Collateral received £bn	Collateral received of which on- pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn

Fair value of securities accepted as collateral					598.3	529.0	63.7	–	5.7
Total unencumbered collateral					–	–	350.6	216.3	47.5

Note

a	Includes both encumbered and unencumbered assets. Assets within this category that have been encumbered are disclosed as assets pledged in Note 38 to the financial statements on page 292.

Barclays PLC 2018 Annual Report on Form 20-F 143

Risk review

Risk performance

Treasury and capital risk

Asset encumbrance

		Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets positioned at the central banks[a] £bn	Assets not positioned at the central bank
On-balance sheet As at 31 December 2017	Assets £bn	As a result of covered bonds £bn	As a result of securitis- ations £bn	Other £bn	Total £bn		Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and Reverse repos £bn	Total £bn

Cash and balances at central banks	171.1	–	–	–	–	–	171.1	–	–	–	171.1

Cash collateral	58.6	–	–	56.4	56.4	–	2.2	–	–	–	2.2

Settlement balances	18.6	–	–	–	–	–	–	–	18.6	–	18.6

Loans and advances at amortised cost	324.0	11.2	18.4	13.0	42.6	70.0	24.1	186.4	0.9	–	281.4

Reverse repurchase agreements	12.5	–	–	–	–	–	–	–	–	12.5	12.5

Trading portfolio assets	113.8	–	–	73.9	73.9	–	39.9	–	–	–	39.9

Financial assets at fair value	116.3	–	–	4.8	4.8	–	1.5	10.0	–	100.0	111.5

Derivative financial instruments	237.7	–	–	–	–	–	–	–	–	237.7	237.7

Financial Investments	58.9	–	–	15.5	15.5	–	43.0	0.4	–	–	43.4

Other assets	20.5	–	–	–	–	–	–	–	20.5	–	20.5

Assets included in disposal groups classified as held for sale	1.2	–	–	–	–	–	–	1.2	–	–	1.2
Total on-balance sheet	1,133.2	11.2	18.4	163.6	193.2	70.0	281.8	198.0	40.0	350.2	940.0

Off-balance sheet

	Collateral received £bn	Collateral received of which on- pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn

Fair value of securities accepted as collateral	608.4	547.6	60.1	–	0.7
Total unencumbered collateral	–	–	341.9	198.0	40.7

Note

a	Includes both encumbered and unencumbered assets. Assets within this category that have been encumbered are disclosed as assets pledged in Note 38 to the financial statements on page 292.

Repurchase agreements and reverse repurchase agreements

Barclays enters into repurchase and other similar secured borrowing agreements to finance its trading portfolio assets. The majority of reverse repurchase agreements are matched by offsetting repurchase agreements entered into to facilitate client activity. The remainder are used to settle trading portfolio liabilities.

Due to the high quality of collateral provided against secured financing transactions, the liquidity risk associated with this activity is significantly lower than unsecured financing transactions. Nonetheless, Barclays manages to gross and net secured mismatch limits to limit refinancing risk under a severe stress scenario and a portion of the Barclays Group’s liquidity pool is held against stress outflows on these positions. The Barclays Group secured mismatch limits are calibrated based on market capacity, liquidity characteristics of the collateral and risk appetite of the Barclays Group.

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

As at 31 December 2018, the significant majority of repurchase activity related to matched-book activity. The Barclays Group may face refinancing risk on the net maturity mismatch for matched-book activity.

144 Barclays PLC 2018 Annual Report on Form 20-F

Net matched-book activity[a,b]
Net match-book repurchase agreements/(Reverse repurchase agreements)	Less than one month £bn	One month to three months £bn	Over three months £bn
As at 31 December 2018
Extremely liquid fixed income[c]	32.4	(19.6)	(11.3)
Liquid fixed income	(0.4)	0.5	0.7
Equities	(10.9)	7.7	6.4
Less liquid	(1.4)	1.5	1.9
Total	19.7	(9.9)	(2.3)
As at 31 December 2017
Extremely liquid fixed income[c]	36.4	(18.1)	(16.1)
Liquid fixed income	0.9	(1.5)	1.4
Equities	(9.7)	5.6	8.8
Less liquid	(1.7)	0.7	2.2
Total	25.9	(13.3)	(3.7)

The residual repurchase agreement activity is the firm-financing component and reflects Barclays funding of a portion of its trading portfolio assets. The primary risk related to firm-financing activity is the inability to roll-over transactions as they mature.

Firm financing repurchase agreements[a,b,d]
	Less than one month £bn	One month to three months £bn	Over three months £bn	Total £bn
As at 31 December 2018
Extremely liquid fixed income[c]	43.6	5.1	1.6	50.3
Liquid fixed income	3.2	3.3	5.8	12.3
Equities	15.9	15.1	9.0	40.0
Less liquid	7.8	1.6	13.8	23.2
Total	70.5	25.1	30.2	125.8
As at 31 December 2017
Extremely liquid fixed income[c]	37.2	10.3	1.4	48.9
Liquid fixed income	4.1	1.5	2.5	8.1
Equities	17.4	21.4	15.7	54.5
Less liquid	2.1	1.9	12.6	16.6
Total	60.8	35.1	32.2	128.1

Notes

a Includes collateral swaps, financing positions for prime brokerage clients which reported as loans and advances or deposits on the balance sheet.

b Values are reported on a cash value basis.

c Extremely liquid fixed income is defined as very highly rated sovereigns and agencies, typically rated AA+ or better. It excludes liquid fixed income, equities and other less liquid collateral.

d Includes participation in central bank monetary initiatives e.g. Bank of England’s Term Funding Scheme.

Barclays PLC 2018 Annual Report on Form 20-F 145

Risk review

Risk performance

Treasury and capital risk

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Barclays Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Barclays Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Credit ratings
As at 31 December 2018	Standard & Poor’s	Moody’s	Fitch
Barclays Bank PLC
Long-term	A	A2	A+
Short-term	A-1	P-1	F1
Outlook	Stable	Stable	Stable
Barclays Bank UK PLC
Long-term	A	A1	A+
Short-term	A-1	P-1	F1
Outlook	Stable	Stable	Stable
Barclays PLC
Long-term	BBB	Baa3	A
Short-term	A-2	P-3	F1
Outlook	Stable	Stable	Stable

All credit rating agencies took rating actions during the year to convert their respective initial ratings of Barclays Bank UK PLC to final ratings in April 2018, following the setting up of the ring-fenced bank.

In March 2018, S&P finalised their rating of Barclays Bank UK PLC, aligning it to Barclays Bank PLC’s rating of A. Both entities are on stable outlooks. Barclays PLC continues to be rated BBB with a stable outlook.

In April 2018, Moody’s assigned a rating to Barclays Bank UK PLC of A1, whilst Barclays Bank PLC and Barclays PLC’s ratings were downgraded by one notch to A2 and Baa3 respectively due to their assessment of the entities’ profitability and, for Barclays Bank PLC, the impact of ring-fencing. All entities carry stable outlooks.

Fitch assigned a rating to Barclays Bank UK PLC of A, aligning it to Barclays Bank PLC’s rating in April 2018. In December 2018, both entities were upgraded by one notch to A+ due to the sufficient amount of junior debt both entities hold, referred to as qualifying junior debt (QJD). Barclays PLC continues to be rated A on stable outlook.

Barclays also solicits issuer ratings from R&I and the ratings of A- for Barclays PLC and A for Barclays Bank PLC were affirmed in July 2018 with stable outlooks.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

The contractual collateral requirement following one- and two-notch long-term and associated short-term downgrades across all credit rating agencies, would result in outflows of £5bn and £6bn respectively, and are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

146 Barclays PLC 2018 Annual Report on Form 20-F

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

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2018	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	175,534	1,353	118	–	64	–	–	–	–	–	177,069
Cash collateral and settlement balances	2,389	74,786	19	–	22	2	–	4	–	–	77,222
Loans and advances at amortised cost	12,506	11,171	7,938	5,416	7,072	26,336	25,559	39,604	48,606	142,198	326,406
Reverse repurchase agreements and other similar secured lending	31	1,245	–	–	–	586	446	–	–	–	2,308
Trading portfolio assets	104,187	–	–	–	–	–	–	–	–	–	104,187
Financial assets at fair value through the income statement	13,606	112,297	7,174	3,124	2,312	4,677	165	311	829	5,153	149,648
Derivative financial instruments	222,384	–	6	1	4	14	11	11	86	21	222,538
Financial investments	–	–	–	–	–	–	–	–	–	–	–
Financial assets at fair value through other comprehensive income	11	3,120	2,784	1,696	2,719	6,080	2,765	7,818	18,659	7,164	52,816
Other financial assets	761	182	56	–	7	–	–	–	–	–	1,006
Total financial assets	531,409	204,154	18,095	10,237	12,200	37,695	28,946	47,748	68,180	154,536	1,113,200
Other assets[a]											20,083
Total assets											1,133,283
Liabilities
Deposits at amortised cost	342,967	30,029	7,282	3,672	3,237	3,983	2,053	520	349	746	394,838
Cash collateral and settlement balances	3,542	63,973	5	2	–	–	–	–	–	–	67,522
Repurchase agreements and other similar secured borrowing	1,331	5,542	–	–	–	3	10,017	1,201	484	–	18,578
Debt securities in issue	26	14,779	5,937	5,159	7,686	6,984	6,248	12,988	15,812	6,667	82,286
Subordinated liabilities	–	306	–	78	45	860	5,156	3,387	6,968	3,759	20,559
Trading portfolio liabilities	37,882	–	–	–	–	–	–	–	–	–	37,882
Financial liabilities designated at fair value	14,280	143,635	6,809	9,051	3,577	10,383	5,689	7,116	4,415	11,879	216,834
Derivative financial instruments	219,578	9	–	–	–	3	3	3	3	44	219,643
Other financial liabilities	277	2,984	–	–	–	554	–	–	–	–	3,815
Total financial liabilities	619,883	261,257	20,033	17,962	14,545	22,770	29,166	25,215	28,031	23,095	1,061,957
Other liabilities											7,547
Total liabilities											1,069,504
Cumulative liquidity gap	(88,474)	(145,577)	(147,515)	(155,240)	(157,585)	(142,660)	(142,880)	(120,347)	(80,198)	51,243	63,779

Barclays PLC 2018 Annual Report on Form 20-F 147

Risk review

Risk performance

Treasury and capital risk

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2017	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	170,236	846	–	–	–	–	–	–	–	–	171,082
Cash collateral and settlement balances	1,794	75,323	32	2	14	3	–	–	–	–	77,168
Loans and advances at amortised cost	13,667	25,720	9,735	5,594	7,733	36,213	26,244	39,446	48,382	111,314	324,048
Reverse repurchase agreements and other similar secured lending	7,522	4,446	578	–	–	–	–	–	–	–	12,546
Trading portfolio assets	113,760	–	–	–	–	–	–	–	–	–	113,760
Financial assets at fair value through the income statement	14,800	77,288	8,828	4,570	1,252	2,095	160	196	557	6,535	116,281
Derivative financial instruments	237,504	41	–	–	–	71	22	15	1	15	237,669
Financial investments	30	2,378	2,717	97	504	5,675	3,928	16,162	17,059	10,365	58,915
Financial assets at fair value through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–
Other financial assets	2,153	759	–	–	–	110	–	–	–	–	3,022
Total financial assets	561,466	186,801	21,890	10,263	9,503	44,167	30,354	55,819	65,999	128,229	1,114,491
Other assets[a]											18,757
Total assets											1,133,248
Liabilities
Deposits at amortised cost	337,881	39,586	8,083	3,820	3,823	2,754	634	1,198	266	656	398,701
Cash collateral and settlement balances	2,047	66,052	16	4	19	4	1	–	–	–	68,143
Repurchase agreements and other similar secured borrowing	3,550	17,841	4,516	2,136	1,396	310	93	10,006	490	–	40,338
Debt securities in issue	907	17,120	8,395	5,107	1,562	8,136	3,883	12,819	10,983	4,402	73,314
Subordinated liabilities	–	2,402	791	7	23	57	1,959	8,751	5,466	4,370	23,826
Trading portfolio liabilities	37,351	–	–	–	–	–	–	–	–	–	37,351
Financial liabilities designated at fair value	13,298	102,860	10,570	5,918	3,139	10,515	7,281	5,879	4,923	9,335	173,718
Derivative financial instruments	237,235	10	3	–	–	10	5	4	41	1,037	238,345
Other financial liabilities	446	3,793	–	–	–	781	–	–	–	–	5,020
Total financial liabilities	632,715	249,664	32,374	16,992	9,962	22,567	13,856	38,657	22,169	19,800	1,058,756
Other liabilities											8,476
Total liabilities											1,067,232
Cumulative liquidity gap	(71,249)	(134,112)	(144,596)	(151,325)	(151,784)	(130,184)	(113,686)	(96,524)	(52,694)	55,735	66,016
Expected maturity dates may differ from the contract dates, to account for:

◾	trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of Barclays Group’s trading strategies

◾

corporate and retail deposits, which are included within deposits at amortised cost, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for Barclays Group’s operations and liquidity needs because of the broad base of customers, both numerically and by depositor type

◾

loans to corporate and retail customers, which are included within loans and advances at amortised cost and financial assets at fair value, may be repaid earlier in line with terms and conditions of the contract

◾	debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value, may include early redemption features.

148 Barclays PLC 2018 Annual Report on Form 20-F

Contractual maturity of financial liabilities on an undiscounted basis

The table below presents the cash flows payable by the Barclays Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e. nominal values).

The balances in the below table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Contractual maturity of financial liabilities – undiscounted (audited)
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2018
Deposits at amortised cost	342,967	30,047	7,295	6,924	6,069	546	412	816	395,076
Cash collateral and settlement balances	3,542	63,985	5	2	–	–	–	–	67,534
Repurchase agreements and other similar secured borrowing	1,331	5,542	–	–	10,238	1,243	486	–	18,840
Debt securities in issue	26	14,810	5,976	12,914	13,849	13,351	17,639	10,254	88,819
Subordinated liabilities	–	306	–	123	6,147	3,568	7,917	4,413	22,474
Trading portfolio liabilities	37,882	–	–	–	–	–	–	–	37,882
Financial liabilities designated at fair value	14,280	143,766	6,948	12,732	16,546	7,679	5,008	17,621	224,580
Derivative financial instruments	219,578	12	–	–	6	3	4	59	219,662
Other financial liabilities	277	2,984	–	–	554	–	–	–	3,815
Total financial liabilities	619,883	261,452	20,224	32,695	53,409	26,390	31,466	33,163	1,078,682

As at 31 December 2017
Deposits at amortised cost	337,881	39,602	8,087	7,650	3,405	1,200	267	725	398,817
Cash collateral and settlement balances	2,047	66,059	16	24	5	–	–	–	68,151
Repurchase agreements and other similar secured borrowing	3,550	17,847	4,526	3,557	410	10,259	490	–	40,639
Debt securities in issue	907	17,614	8,565	7,025	13,786	13,928	12,687	6,734	81,246
Subordinated liabilities	–	2,822	1,816	685	5,501	10,232	6,243	6,231	33,530
Trading portfolio liabilities	37,351	–	–	–	–	–	–	–	37,351
Financial liabilities designated at fair value	13,298	102,983	10,609	9,118	18,142	6,177	5,490	12,834	178,651
Derivative financial instruments	237,235	9	3	–	15	5	48	1,755	239,070
Other financial liabilities	446	3,793	–	–	781	–	–	–	5,020
Total financial liabilities	632,715	250,729	33,622	28,059	42,045	41,801	25,225	28,279	1,082,475

Barclays PLC 2018 Annual Report on Form 20-F 149

Risk review

Risk performance

Treasury and capital risk

Maturity of off-balance sheet commitments received and given

The table below presents the maturity split of the Barclays Group’s off-balance sheet commitments received and given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments received (audited)
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2018
Guarantees, letters of credit and credit insurance	6,288	110	20	13	16	65	10	33	10	5	6,570
Other commitments received	93	42	–	–	–	–	–	–	–	–	135
Total off-balance sheet commitments received	6,381	152	20	13	16	65	10	33	10	5	6,705

As at 31 December 2017
Guarantees, letters of credit and credit insurance	6,373	5	2	3	1	8	7	5	3	4	6,411
Other commitments received	–	29	–	–	–	–	–	–	–	–	29
Total off-balance sheet commitments received	6,373	34	2	3	1	8	7	5	3	4	6,440

Maturity analysis of off-balance sheet commitments given (audited)
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2018
Contingent liabilities	16,344	1,102	553	145	170	415	435	641	319	179	20,303
Documentary credits and other short-term trade related transactions	70	1,263	325	55	14	11	3	–	–	–	1,741
Standby facilities, credit lines and other commitments	317,257	1,734	1,311	397	667	311	257	424	19	105	322,482
Total off-balance sheet commitments given	333,671	4,099	2,189	597	851	737	695	1,065	338	284	344,526

As at 31 December 2017
Contingent liabilities	16,047	1,085	560	92	242	346	80	59	245	256	19,012
Documentary credits and other short-term trade related transactions	34	593	147	26	6	5	1	–	–	–	812
Standby facilities, credit lines and other commitments	311,481	1,144	883	77	778	44	47	259	2	46	314,761
Total off-balance sheet commitments given	327,562	2,822	1,590	195	1,026	395	128	318	247	302	334,585

150 Barclays PLC 2018 Annual Report on Form 20-F

Capital risk

The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

All disclosures in this section (pages 151-158) are unaudited unless otherwise stated.

Key metrics

Common Equity Tier 1 ratio
13.2%

UK leverage ratio
5.1%

Average UK leverage ratio
4.5%

Overview

The CET1 ratio, among other metrics, is a measure of the capital strength and resilience of Barclays. Maintenance of our capital resources is vital in order to meet the minimum capital requirements, and to cover the Barclays Group’s current and forecast business needs, and associated risks in order to provide a viable and sustainable business offering.

This section provides an overview of the Barclays Group’s: (i) regulatory minimum capital and leverage requirements; (ii) capital resources; (iii) risk weighted assets (RWAs); and (iv) leverage ratios and exposures.

Summary of performance in the period

Barclays continues to be in excess of minimum transitional and fully loaded capital requirements, and regulatory minimum leverage requirements.

The CET1 ratio ended the year at 13.2% (December 2017: 13.3%), at our end state target of c.13%.

CET1 capital decreased £0.5bn to £41.1bn as underlying profit generation of £4.2bn, was more than offset by £2.1bn of litigation and conduct charges as the Barclays Group resolved legacy matters, £1.7bn for ordinary dividends and Additional Tier 1 coupons paid and foreseen, £1.0bn from the redemption of capital instruments and £0.5bn of pensions contributions.

RWAs remained broadly stable at £311.9bn (December 2017: £313.0bn). The Barclays Group continued to actively manage capital allocation to businesses during the year, including the redeployment of RWAs within CIB to higher returning businesses and clients, while targeting growth in selected consumer businesses in Barclays UK and Consumer, Cards and Payments. Within Barclays UK, the increase in RWAs included the impact of a change in the regulatory methodology for the Education, Social Housing and Local Authority (ESHLA) portfolio which was partly offset by a reduction in Head Office due to the regulatory deconsolidation of Barclays Africa Group Limited (BAGL).

The UK leverage ratio remained flat at 5.1%

(December 2017: 5.1%). The leverage exposure increased marginally to £999bn (December 2017: £985bn) including securities financing transactions (SFTs), due to the CIB utilising leverage balance sheet more efficiently within high returning financing businesses. The average UK leverage ratio decreased to 4.5% (December 2017: 4.9%).

Barclays PLC 2018 Annual Report on Form 20-F 151

Risk review

Risk performance

Treasury and capital risk

Regulatory minimum capital requirements

Barclays’ fully loaded CET1 regulatory requirement is 11.7% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement applicable from 1 January 2019, and a 0.5% Countercyclical Capital Buffer (CCyB).

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.9% applicable for 2018. The G-SII buffer for 2018 has been set at 1.5% with 1.1% applicable for 2018. The FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019 and 2020.

The Barclays CCyB is based on the buffer rate applicable for each jurisdiction in which Barclays has exposures. On 28 November 2018, the Financial Policy Committee (FPC) increased the CCyB rate for UK exposures from 0.5% to 1%. The buffer rates set by other national authorities for our non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for Barclays for Q418.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Requirement for 2018 is 4.3% of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

The CET1 transitional minimum capital requirement for December 2018 was 10.4% comprising a 4.5% Pillar 1 minimum, a 1.9% CCB, a 1.1% G-SII buffer, a 0.5% CCyB and a 2.4% Pillar 2A requirement.

Regulatory minimum leverage requirements

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.8% as at 31 December 2018; this comprised the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.39% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.39% transitional G-SII ALRB was £4.4bn and the 0.2% CCLB was £2.2bn. The fully loaded UK leverage requirement is expected to be 4.0%.

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

Capital ratios[a,b,c]
As at 31 December	2018	2017
CET1	13.2%	13.3%
Tier 1 (T1)	17.0%	17.2%
Total regulatory capital	20.7%	21.5%

Notes

a

CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

b

The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC additional tier 1 (AT1) securities, was 12.8%, with £39.8bn of CET1 capital and £311.8bn of RWAs calculated without applying the transitional arrangements of the CRR.

c

The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.2%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

152 Barclays PLC 2018 Annual Report on Form 20-F

Capital resources (audited)
As at 31 December	2018 £bn	2017 £bn
Total equity excluding non-controlling interests per the balance sheet	62.6	63.9
Less: other equity instruments (recognised as AT1 capital)	(9.6)	(8.9)
Adjustment to retained earnings for foreseeable dividends	(0.7)	(0.4)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.7)	(1.4)
Goodwill and intangible assets	(8.0)	(7.9)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.5)	(0.6)
Fair value reserves related to gains or losses on cash flow hedges	(0.7)	(1.2)
Excess of expected losses over impairment	–	(1.2)
Gains or losses on liabilities at fair value resulting from own credit	(0.1)	0.1
Defined benefit pension fund assets	(1.3)	(0.7)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.3	–
CET1 capital	41.1	41.6

AT1 capital
Capital instruments and related share premium accounts	9.6	8.9
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.4	3.5
Other regulatory adjustments and deductions	(0.1)	(0.1)
AT1 capital	11.9	12.3
T1 capital	53.0	53.9

T2 capital
Capital instruments and related share premium accounts	6.6	6.5
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.3	7.0
Other regulatory adjustments and deductions	(0.3)	(0.3)
Total regulatory capital	64.6	67.2

Movement in CET1 capital
2018 £bn
Opening balance as at 1 January	41.6

Effects of changes in accounting policies	(2.2)

Profit/Loss for the period attributable to equity holders	2.1
Own credit relating to derivative liabilities	(0.1)
Dividends paid and foreseen	(1.7)
Increase in retained regulatory capital generated from earnings	0.4

Net impact of share schemes	0.1
Fair value through other comprehensive income reserve	(0.5)
Currency translation reserve	0.8
Other reserves	(1.0)
Decrease in other qualifying reserves	(0.6)

Pension remeasurements within reserves	0.3
Defined benefit pension fund asset deduction	(0.6)
Net impact of pensions	(0.3)

Additional value adjustments (PVA)	(0.4)
Goodwill and intangible assets	(0.1)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	0.1
Excess of expected loss over impairment	1.2
Adjustment under IFRS 9 transitional arrangements	1.3
Increase in regulatory capital due to adjustments and deductions	2.2
Closing balance as at 31 December	41.1

Barclays PLC 2018 Annual Report on Form 20-F 153

Risk review

Risk performance

Treasury and capital risk

CET1 capital decreased £0.5bn to £41.1bn (December 2017: £41.6bn).

£4.2bn of organic capital generated from profits was more than offset by £2.1bn of litigation and conduct charges, as the Barclays Group resolved legacy matters, as well as the following significant items:

◾	£1.7bn of dividends paid and foreseen for ordinary dividends and AT1 coupons

◾

A £1bn decrease in other qualifying reserves following the redemption of the legacy $2.65bn 8.125% Series Non-Cumulative Callable Dollar Preference Shares and $2bn 8.25% AT1 securities due to these instruments being held on the balance sheet at historical FX rates

◾	A £0.3bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.25bn in April 2018 and £0.25bn in September 2018.

The implementation of IFRS 9 resulted in a net increase in CET1 capital as the initial decrease in shareholders’ equity of £2.2bn on implementation was more than offset by the transitional relief of £1.3bn and the removal of £1.2bn of regulatory deduction for the excess of expected loss over impairment.

Risk weighted assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk			Counterparty credit risk			Market risk		Operational risk	Total RWAs
As at 31 December 2018	Std £bn	IRB £bn	Std £bn	IRB £bn	Settlement Risk £bn	CVA £bn	Std £bn	IMA £bn	£bn	£bn
Barclays UK	3.3	59.7	0.2	–	–	0.1	0.1	–	11.8	75.2
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	–	–	–	–	–	–	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

As at 31 December 2017
Barclays UK	3.8	55.0	–	–	–	–	–	–	12.2	70.9
Barclays International	49.1	69.5	17.0	17.2	0.1	2.8	13.3	13.5	27.7	210.3
Head Office	2.9	9.8	0.1	0.6	–	0.2	0.1	1.4	16.8	31.8
Barclays Group	55.8	134.2	17.1	17.9	0.1	3.0	13.4	14.9	56.7	313.0

Movement analysis of risk weighted assets
Risk weighted assets	Credit risk £bn	Counterparty credit risk[a] £bn	Market risk £bn	Operational risk £bn	Total RWAs £bn
As at 31 December 2017	190.0	38.0	28.3	56.7	313.0
Book size	6.8	(0.6)	2.2	–	8.4
Acquisitions and disposals	(3.6)	(0.3)	(0.2)	–	(4.1)
Book quality	(2.9)	(0.5)	–	–	(3.4)
Model updates	–	–	–	–	–
Methodology and policy	2.2	(7.8)	0.5	–	(5.1)
Foreign exchange movement[a]	3.1	–	–	–	3.1
As at 31 December 2018	195.6	28.8	30.8	56.7	311.9

Note

a Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs decreased £1.1bn to £311.9bn:

◾	Book size increased RWAs £8.4bn primarily due to increased lending activity within the Investment Banking and Consumer, Cards & Payments businesses

◾	Acquisitions and disposals decreased RWAs £4.1bn primarily due to the regulatory deconsolidation of BAGL

◾	Book quality decreased RWAs £3.4bn primarily due to changes in the risk profile in Barclays International

◾	Methodology and policy decreased RWAs £5.1bn primarily due to an extended regulatory permission to use the modelled exposure measurement approach

◾	Foreign exchange movements increased RWAs £3.1bn primarily due to appreciation of period end USD against GBP.

154 Barclays PLC 2018 Annual Report on Form 20-F

Leverage ratios and exposures

From 1 January 2018, following the end of the transitional period Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. During the transitional period, the exposure measure was based on the last day of each month in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

Leverage ratios[a,b]
As at 31 December	2018 £bn	2017 £bn
UK leverage ratio	5.1%	5.1%

CET1 capital	41.1	41.6
AT1 capital	9.5	8.8
T1 capital[c]	50.6	50.4

UK leverage exposure	999	985

Average UK leverage ratio	4.5%	4.9%
Average T1 capital[c]	50.5	51.2
Average UK leverage exposure[d]	1,110	1,045

UK leverage exposure
As at 31 December	2018 £bn	2017 £bn
Accounting assets
Derivative financial instruments	223	238
Derivative cash collateral	48	53
Securities financing transactions (SFTs)	121	113
Loans and advances and other assets	741	729
Total IFRS assets	1,133	1,133

Regulatory consolidation adjustments	(2)	8

Derivatives adjustments
Derivatives netting	(202)	(217)
Adjustments to cash collateral	(42)	(42)
Net written credit protection	19	14
Potential Future Exposure (PFE) on derivatives	123	120
Total derivatives adjustments	(102)	(125)

SFTs adjustments	17	19

Regulatory deductions and other adjustments	(11)	(13)

Weighted off-balance sheet commitments	108	103

Qualifying central bank claims	(144)	(140)
UK leverage exposure[b]	999	985

Notes

a The fully loaded UK leverage ratio was 4.9%, with £49.3bn of T1 capital and £997bn of leverage exposure calculated without applying the transitional arrangements of the CRR.

b Capital and leverage measures are calculated applying the transitional arrangements of the CRR.

c The T1 capital is calculated in line with the PRA Handbook, which excludes grandfathered AT1 instruments allowed under the CRR.

d The average UK leverage exposure as at 31 December 2017 was calculated based on the last day of each month in the quarter.

The UK leverage ratio remained flat at 5.1% (December 2017: 5.1%). The leverage exposure increased marginally to £999bn (December 2017: £985bn). The leverage exposure movements included:

◾	loans and advances and other assets increased £12bn to £741bn primarily driven by growth in the UK mortgage portfolio

◾	SFTs increased £8bn to £121bn primarily driven by the CIB utilising leverage balance sheet more efficiently within high returning financing business

◾	regulatory consolidation adjustments decreased £10bn primarily driven by the regulatory deconsolidation of BAGL.

The average UK leverage ratio decreased to 4.5% (December 2017: 4.9%) partially driven by the change to the daily exposure measure. Average UK leverage exposures increased due to higher trading activity in SFTs and trading portfolio assets, as well as a decrease in average Tier 1 capital.

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by lower trading portfolio assets, settlement exposures and SFT exposures at quarter end.

Barclays is required to disclose a CRR leverage ratio. This is included in the additional Barclays regulatory disclosures, prepared in accordance with European Banking Authority (EBA) guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see the Barclays PLC Pillar 3 Report 2018 (unaudited)), due to bepublished by 21 February 2019, available at home.barclays/annual report.

Barclays PLC 2018 Annual Report on Form 20-F 155

Risk review

Risk performance

Treasury and capital risk

Foreign exchange risk (audited)

The Barclays Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure

Transactional foreign currency exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Barclays Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by Barclays International which is monitored through VaR.

Banking book transactional foreign exchange risk outside of Barclays International is monitored on a daily basis by the market risk function and minimised by the businesses.

b) Translational foreign exchange exposure

The Barclays Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies, principally USD and EUR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

The Barclays Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by matching the CET1 capital movements to the revaluation of the Barclays Group’s foreign currency RWA exposures.

Functional currency of operations (audited)
	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre- economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
As at 31 December 2018

USD	28,857	(12,322)	(2,931)	13,604	(4,827)	8,777

EUR	2,672	(3)	–	2,669	(2,146)	523

ZAR	5	–	–	5	–	5

JPY	489	–	–	489	–	489

Other	2,021	–	(37)	1,984	–	1,984
Total	34,044	(12,325)	(2,968)	18,751	(6,973)	11,778

As at 31 December 2017

USD	27,848	(12,404)	(540)	14,904	(6,153)	8,751

EUR	2,489	(3)	–	2,486	(2,127)	359

ZAR	8	–	–	8	–	8

JPY	467	(152)	(301)	14	–	14

Other	2,475	–	(1,299)	1,176	–	1,176
Total	33,287	(12,559)	(2,140)	18,588	(8,280)	10,308

The economic hedges primarily represent the USD and EUR preference shares and Additional Tier 1 (AT1) instruments that are held as equity. These are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes.

During 2018, total structural currency exposure net of hedging instruments increased by £1.5bn to £11.8n (2017: £10.3bn). Foreign currency net investments increased by £0.76bn to £34bn (2017: £33.3bn) driven predominantly by a £1bn increase in US Dollars and a £0.2bn increase in Euro offset by a £0.5bn decrease in other currencies. The hedges associated with these investments increased by £0.6n to £15.3bn (2017: £14.7bn).

156 Barclays PLC 2018 Annual Report on Form 20-F

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 97% (2017: 96%) of Barclays Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.

Assets

The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in an appropriate mix of return seeking assets as well as liability matching assets to better match future pension obligations. The main market risks within the asset portfolio are interest rates and equities. The split of scheme assets is shown within Note 33. The fair value of the UKRF assets was £29.0bn as at 31 December 2018 (2017: £30.1bn).

Liabilities

The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (AA corporate bond yield):

◾	an increase in long-term expected inflation corresponds to an increase in liabilities;

◾	a decrease in the discount rate corresponds to an increase in liabilities.

Pension risk is generated through Barclays Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2018 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 92%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.

For more detail on the UKRF’s financial and demographic assumptions see Note 33 to the financial statements.

Proportion of liability cash flows	IAS 19 pension position in 2018

The graph above shows the UKRF’s net IAS 19 pension position at each month-end for the past two years. During 2017 and 2018 the net improvement in the IAS 19 position was largely driven by bank contributions and credit spreads widening. Changes from other market levels, in particular equity prices and interest rates, were offset by updates to demographic assumptions.

Refer to Note 33 for the sensitivity of the UKRF to changes in key assumptions.

Risk measurement

In line with Barclays’ risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension position at a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at forums including the Board Risk Committee, the Group Risk Committee, the Pensions Management Group and the Pension Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 33). The Trustee receives quarterly VaR measures on a funding basis.

The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly. See Note 33 for more details.

In addition, the impact of pension risk to Barclays Group is taken into account as part of the stress testing process. Stress testing is performed internally on at least an annual basis. The UKRF exposure is also included as part of regulatory stress tests.

Barclays defined benefit pension schemes affects capital in two ways:

◾

An IAS 19 deficit is treated as a liability on Barclays Group’s balance sheet. Movement in a deficit due to remeasurements, including actuarial losses, are recognised immediately through Other Comprehensive Income and as such reduces shareholders’ equity and CET1 capital. An IAS 19 surplus is treated as an asset on the balance sheet and increases shareholders’ equity; however, it is deducted for the purposes of determining CET1 capital.

◾

In Barclays Group’s statutory balance sheet an IAS 19 surplus or deficit is partially offset by a deferred tax liability or asset respectively. These may or may not be recognised for calculating CET1 capital depending on the overall deferred tax position of Barclays Group at the particular time.

Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of Barclays Group’s overall regulatory minimum requirement for CET1 capital, Tier 1 capital and total capital.

Barclays PLC 2018 Annual Report on Form 20-F 157

Risk review

Risk performance

Treasury and capital risk

Minimum Requirement for own funds and Eligible Liabilities (MREL)

Under the Bank of England’s statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard. Institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of either: (i) two times the sum of its Pillar 1 and Pillar 2A requirements or; (ii) the higher of two times its leverage ratio requirement or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays’ indicative MREL requirement is currently expected to be 30.0% of RWAs from 1 January 2022 consisting of the following components:

◾	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.7% Pillar 2A buffers respectively

◾	Regulatory buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% from the planned introduction of a 1% CCyB for the UKa.

MREL position and ratios
MREL ratios	2018	2017
CET1 capital[b]	13.2%	13.3%
Additional tier 1 (AT1) capital instruments and related share premium accounts	3.1%	2.9%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	2.1%
Term senior unsecured funding	9.7%	6.8%
Total Barclays PLC (the Parent company) MREL ratio	28.1%	25.0%
Qualifying AT1 capital (including minority interests) issued by subsidiaries[c]	0.7%	1.1%
Qualifying T2 capital (including minority interests) issued by subsidiaries[c]	1.6%	2.2%
Total MREL ratio, including eligible Barclays Bank PLC instruments	30.5%	28.2%

MREL position	£bn	£bn
CET1 capital[b]	41.1	41.6
AT1 capital instruments and related share premium accounts	9.6	8.9
T2 capital instruments and related share premium accounts	6.6	6.5
Term senior unsecured funding	30.4	21.2
Total Barclays PLC (the Parent company) MREL position	87.7	78.2
Qualifying AT1 capital (including minority interests) issued by subsidiaries[c]	2.3	3.4
Qualifying T2 capital (including minority interests) issued by subsidiaries[c]	5.1	6.8
Total MREL position, including eligible Barclays Bank PLC instruments	95.1	88.4

Total RWAs	311.9	313.0

Notes

a	2022 requirements subject to Bank of England review by the end of 2020.
b	CET1 capital and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.
c	Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (December 2017: £0.1bn), and other T2 credit risk adjustments and deductions of £0.3bn (December 2017: £0.3bn).

158 Barclays PLC 2018 Annual Report on Form 20-F

Interest rate risk in the banking book

The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

All disclosures in this section (pages 159 to 161) are unaudited unless otherwise stated.

Key metrics
AEaR
+£213m
across Barclays Group from a positive 100bps shock in interest rates.

Overview

The non-traded market risk framework covers exposures in the banking book, mostly relating to accrual accounted and FVOCI instruments. The potential volatility of net interest income is measured by an Annual Earnings at Risk (AEaR) metric which is monitored regularly and reported to senior management and the BRC as part of the limit monitoring framework.

Summary of performance in the period

Annual Earnings at Risk (AEaR), is a key measure of interest rate risk in the banking book (IRRBB).

Barclays PLC 2018 Annual Report on Form 20-F 159

Risk review

Risk performance

Treasury and capital risk

Net interest income sensitivity

The table below shows a sensitivity analysis on pre-tax net interest income for non-trading financial assets and financial liabilities, including the effect of any hedging. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology. Note that this metric assumes an instantaneous parallel change to interest rate forward curves. The model floors shocked market rates at zero; changes in Net Interest Income (NII) sensitivity are only observed where forward rates are greater than zero. The main model assumptions are: (i) one-year time horizon; (ii) balance sheet is held constant; (iii) balances are adjusted for assumed behavioural profiles (i.e. considers that customers may remortgage before the contractual maturity); and (iv) behavioural assumptions are kept unchanged in all rate scenarios.

Net interest income sensitivity (AEaR) by business unitabc (audited)
	Barclays UK £m	Barclays International £m	Total £m
As at 31 December 2018
+100bps	124	89	213
+25bps	30	23	53
-25bps	(73)	(35)	(108)

As at 31 December 2017
+100bps	45	31	76
+25bps	11	9	20
-25bps	(61)	(22)	(83)

Notes

a	Excludes investment banking business.
b

Excludes Treasury operations, which are driven by the firm’s investments in the liquidity pool, which are risk managed using value-based risk measures. Treasury’s NII (AEaR) sensitivity to a +25/-25bps move is +£23m / -£29m respectively.

c	Expected fixed rate mortgage pipeline completions in Barclays UK assumed to be consistent with level and timing of pipeline hedging.

NII asymmetry arises due to the current low level of interest rates. Modelled NII sensitivity to a -25bps shock to rates has increased year on year as a result of maturity of hedging which provided an offset to the exposure to falling interest rates. Modelled NII sensitivity to +25bps and +100bps shocks to rates also increased as a result.

Net interest income sensitivity (AEaR) by currency[a]
	2018		2017
As at 31 December	+25 basis points £m	-25 basis points £m	+25 basis points £m	-25 basis points £m
GBP	43	(99)	12	(76)
USD	1	(1)	1	(1)
EUR	6	(3)	4	(1)
Other currencies	3	(5)	3	(5)
Total	53	(108)	20	(83)
As percentage of net interest income	0.58%	(1.19% )	0.20%	(0.84% )

Note

a	Barclays UK and Barclays International sensitivity (excluding Investment Banking business and Treasury).

Analysis of equity sensitivity

Equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, fair value through other comprehensive income (FVOCI) and cash flow hedge reserves. This data is captured using DV01 metric which is an indicator of the shift in value for a 1 basis point in the yield curve.

Analysis of equity sensitivity (audited)
	2018		2017
As at 31 December	+25 basis points £m	-25 basis points £m	+25 basis points £m	-25 basis points £m
Net interest income	53	(108)	20	(83)
Taxation effects on the above	(13)	27	(6)	25
Effect on profit for the year	40	(81)	14	(58)
As percentage of net profit after tax	1.69%	(3.41% )	(1.57% )	6.52%

Effect on profit for the year (per above)	40	(81)	14	(58)
Fair value through other comprehensive income reserve	(143)	256	(164)	219
Cash flow hedge reserve	(574)	544	(616)	598
Taxation effects on the above	179	(200)	195	(204)
Effect on equity	(498)	519	(571)	555
As percentage of equity	(0.78% )	0.81%	(0.87% )	0.84%

160 Barclays PLC 2018 Annual Report on Form 20-F

As discussed in relation to the net interest income sensitivity table on page 160, the increase in impact of a 25bps movement in rates as a result of maturity of hedging.

Movements in the FVOCI reserve would impact CET1 capital, however the movement in the cash flow hedge reserve would not impact CET1 capital.

Volatility of the FVOCI portfolio in the liquidity pool

Changes in value of FVOCI exposures flow directly through capital via the FVOCI reserve. The volatility of the value of the FVOCI investments in the liquidity pool is captured and managed through a value measure rather than an earning measure, i.e. the non-traded market risk VaR.

Although the underlying methodology to calculate the non-traded VaR is identical to the one used in traded management VaR, the two measures are not directly comparable. The non-traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

Non-traded value at risk (£m)

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2018			2017
For the year ended 31 December	Average £m	High £m	Low £m	Average £m	High £m	Low £m
Non-traded market value at risk (daily, 95%)	45	61	32	36	50	27

The volatility in the FVOCI portfolio is primarily driven by changes in interest rate risk exposure taken in the liquid asset buffer.

Barclays PLC 2018 Annual Report on Form 20-F 161

Risk review

Risk performance

Operational risk

Operational risk

The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks

All disclosures in this section are unaudited unless otherwise stated.

Key metrics

84% of Barclays Group’s net reportable operational risk events had a loss value of £50,000 or less

61% of events by number are due to External Fraud

Overview

Operational risks are inherent in Barclays Group’s business activities and it is not always cost effective or possible to attempt to eliminate all operational risks. The Operational Risk Management Framework is therefore focused on identifying operational risks, assessing them and managing them within Barclays Group’s approved risk appetite.

The operational risk principal risk comprises the following risks: data management and information, financial reporting, fraud, payments process, people, physical security, premises, prudential regulation, supplier, tax, technology and transaction operations.

For definitions of these risks see page 88. In order to provide complete coverage of the potential adverse impacts on Barclays Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.

This section provides an analysis of Barclays Group’s operational risk profile, including events above Barclays Group’s reportable threshold, which have had a financial impact in 2018.

Summary of performance in the period

During 2018, total operational risk losses decreased to £220m (2017: £291m) and the number of recorded events for 2018 decreased to 1,995 from 2,770 events recorded during the prior year. The total operational risk losses for the year were primarily driven by events falling within the Execution, Delivery and Process Management and External Fraud categories, which tend to be high volume but low impact events.

162 Barclays PLC 2018 Annual Report on Form 20-F

Operational risk profile

Within operational risk, a high proportion of risk events have a low financial impact whilst a very small proportion of operational risk events will have a material impact on the financial results of Barclays Group. In 2018, 84% of Barclays Group’s reportable operational risk events by volume had a value of less than £50,000 (2017: 86%), although this type of event accounted for only 14% (2017: 16%) of Barclays Group’s total net operational risk losses.

The analysis below presents Barclays Group’s operational risk events by Basel event category:

◾	Execution, Delivery and Process Management impacts decreased to £127m (2017: £216m) and accounted for 58% (2017: 74%) of total operational risk losses. The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis. Whilst the overall frequency of events in this category increased in 2018 to 31% of total events by volume (2017: 24%), the decrease in total impacts was due to a lower number of events with high loss values compared to the prior year.

◾	External Fraud remains the category with the highest frequency of events at 61% of total events in 2018, although down from 72% in prior year. In this category, high volume, low value events are driven by transactional fraud often related to debit and credit card usage.

◾	Business Disruption and System Failures impacts decreased to £13m (2017: £20m), although count of events increased slightly year-on-year to 93 (73 for 2017) accounting for 4.7% of total events by volume in 2018 (2017: 2.6%). The decrease in total impacts was due to a lower number of events with high loss values compared to the prior year.

◾	Employment Practices and Workplace Safety impacts show a significant increase to £35m (2017: £0.3m) accounting for 16% of total operational risk losses in 2018. This resulted from a low number of events with significant impacts (three single legacy events relating to closed businesses accounted for 91% of these impacts) although the number of events in this category also increased to 48 for 2018 (11 for 2017).

Barclays Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review by the Operational Risk specialists for each risk type. Fraud, Transaction Operations and Technology continue to be highlighted as key operational risk exposures. The operational risk profile is also informed by a number of risk themes: Cyber, Data, Execution and Resilience. These represent threats to Barclays Group that extend across multiple risk types, and therefore require an integrated risk management approach.

Investment continues to be made in improving the control environment across Barclays Group. Particular areas of focus include new and enhanced fraud prevention systems and tools to combat the increasing level of fraud attempts being made and to minimise any disruption to genuine transactions. Fraud remains an industry wide threat and Barclays Group continues to work closely with external partners on various prevention initiatives. Technology, resilience and cyber security risks evolve rapidly so Barclays Group maintains continued focus and investment in our control environment to manage these risks, and actively partners with peers and relevant organisations to understand and disrupt threats originating outside Barclays Group.

Cyber threats, which are evolving and increasing in sophistication and frequency, continue to be a threat across multiple industries globally. Barclays Group recognizes the potential impact of cyber security threats on all areas of its business. This extends to third party suppliers and service providers which also presents a potential source of cyber security threats, leading to the need for increased scrutiny of Barclays Group’s relationships with third parties. The potential impact of cyber security threats includes the potential for operational disruption, reputational harm, and costs associated with possible litigation, regulatory investigation, and remediation. The Regulators in Europe and the US have been increasingly focused on cyber security risk management and operational resilience for banking organisations given the complexity of the transactions they process, the number of jurisdictions in which they operate, and the quantities of sensitive data they hold and process. This has resulted in a number of proposed laws, regulations and other requirements that necessitate implementation of a variety of increased controls and enhancement activities for regulated Barclays Group entities. These include, among others, the adoption of cyber security policies and procedures meeting specified criteria, minimum required security measures, controls and procedures for enhanced reporting and public disclosures, compliance certification requirements, and other cyber and information risk governance measures. Further to this, Barclays Group continues to use an intelligence-driven defence approach, analysing external events for current and emerging cyber threats which allows the delivery of proactive counter measures; Barclays Group also completes cyber threat scenarios and incident playbooks to assess our security posture and business impacts and runs an internal adversarial capability which simulates hackers to proactively test controls and responses. The increased control environment has enhanced and will continue to enhance our security posture and our ability to better protect the organisation and our customers. Cyber-attacks however are increasingly sophisticated and there can be no assurance that the measures implemented will be fully effective to prevent or mitigate future attacks, the consequences of which could be significant to Barclays Group. Furthermore, such measures have resulted and will result in increased technology and other costs in connection with cyber security mitigation and compliance for Barclays Group. Barclays Group currently incurs an additional cost in mitigating its cyber risk via insurance.

Barclays PLC 2018 Annual Report on Form 20-F 163

Risk review

Risk performance

Operational risk

Note

a

The data disclosed includes operational risk losses for reportable events (excluding BAGL) having impact of > £10,000 and excludes events that are conduct or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact. Due to the nature of risk events that keep evolving, prior year losses are updated.

164 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Model risk

Model risk

The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

All disclosures in this section are unaudited unless otherwise stated.

Overview

Model risk is a focus area for management and the Barclays Group Board. It is an important component of regulators’ assessment of Barclays’ risk management capabilities. Models are used to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risks, valuing exposures, conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk/reward evaluation, managing client assets, or meeting reporting requirements.

Summary of performance in the period

The principal risk framework for model risk was established in 2016. In 2017, the framework was enhanced and governance and controls capabilities were established. In 2018 the framework was embedded further in the organisation and governance was improved by:

◾	strengthening of the Barclays Group-wide Model Risk Management (MRM) framework, policy and associated standards, validation templates and procedures;

◾	broadening governance of models to include qualitative estimation approaches called ‘non-modelled methods’, which cover material decision making and financial and regulatory reporting functions of Barclays Group, such as the primary stress testing programmes and impairment estimations;
◾	enhancement of Board oversight of model risk, through the reporting of the model risk tolerance framework and periodic updates to the Board on the progress of the MRM implementation;

◾	improved collection and attestation of Barclays Group’s global inventory of models;

◾	reporting metrics on policy adherence and breaches;

◾	enhancement of model development and model identification processes, with the areas of model ownership throughout Barclays Group embedding and improving their own model control functions.

In addition to the governance outlined above, which details how new models are validated and existing models are internally controlled and assessed, models have been classified based on their materiality (the level of reliance placed on the model output for decision making or reporting), and their complexity. A strengthened programme of review and validation for such material models commenced during 2017 and has made significant progress in 2018. In 2019 through to 2020, model risk governance will continue with the programme of model documentation and reviews, targeting prioritised models across Barclays Group as well as focusing on performance monitoring of models already brought into governance to assess compliance with the framework.

Barclays PLC 2018 Annual Report on Form 20-F 165

Risk review

Risk performance

Conduct risk

Conduct risk

The risk of detriment to customers, clients, market integrity, effective competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct

All disclosures in this section are unaudited unless otherwise stated.

Overview

Barclays strives to create and maintain mutually beneficial long-term relationships with its customers and clients. This means taking appropriate steps to understand their needs and providing them with products and services that meet those needs appropriately and help them manage their financial affairs.

As a transatlantic consumer, corporate and investment bank, Barclays also plays a critical role in promoting fair, open and transparent markets, as well as fostering shared growth for all.

Summary of performance in the period

Barclays is committed to continuing to drive the right culture throughout all levels of the organisation. Barclays will continue to enhance effective management of conduct risk and appropriately consider the relevant tools, governance and management information in decision-making processes. Focus on management of conduct risk is ongoing and amongst other relevant business and control management information the Barclays Group Conduct Dashboards are a key component of this.

Barclays Group continues to review the role and impact of conduct issues in the remuneration process at both the individual and business level.

Businesses have continued to assess the potential customer, client and market impacts of strategic change and structural reform. As part of the 2018 Medium-Term Planning Process, material conduct risks associated with strategic and financial plans were assessed.

Throughout 2018, conduct risks were raised by businesses for consideration by the Board Reputation Committee. The Committee reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively. The Board Reputation Committee received regular updates with regards to key risks and issues including those relating to structural reform and regulatory change.

Although certain legacy litigation and conduct issues have been resolved, the Barclays Group continued to incur costs in relation to litigation and conduct matters, refer to Note 27 Legal, competition and regulatory matters and Note 25 Provisions, for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains a necessary and important part of delivering Barclays Group’s strategy and an ongoing commitment to improve oversight of culture and conduct.

The Board Reputation Committee and Senior Management received Barclays Group Conduct Dashboards setting out key indicators in relation to conduct, financial crime, culture, citizenship and complaints. These continue to be evolved and enhanced to allow effective oversight and decision-making. Barclays has operated at the overall set tolerance for conduct risk throughout 2018. The tolerance is assessed by the business through Key Indicators which are aggregated and provide an overall rating which is reported to the Board Reputation Committee as part of the Conduct Dashboard.

Barclays remained focused on the continuous improvements being made to manage risk effectively, with an emphasis on enhancing governance and management information to help identify risks at earlier stages.

166 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Reputation risk

The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

All disclosures in this section are unaudited unless otherwise stated.

Overview

Reputation risk may arise from any business decision or activity. It may also arise as a result of issues and incidents relevant to other principal risks, in particular other non-financial risks e.g. conduct or operational risk. Reputation risks and issues are identified via regular information gathering from within the business and from external stakeholders. Some risks and issues are specific to Barclays Group, while others are also relevant to the banking sector more generally.

Barclays has set tolerances for reputation risk, which take into account the risks arising from specific events or decisions and longer-term strategic themes. The primary responsibility for managing reputation risk lies with each business and function, where there are processes in place to identify, assess and manage reputation risks and issues.

There are circumstances, however, where it is necessary to escalate to Barclays Group level the evaluation of the reputation risk associated with particular decisions beyond an individual, business or function. The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of reputation risk.

Summary of performance in the period

Barclays is committed to identifying reputation risks and issues as early as possible and managing them appropriately. At a Barclays Group level throughout 2018, reputation risks and issues were overseen by the Board Reputation Committee (RepCo), which reviews the processes and policies by which Barclays identifies and manages reputation risk. Within Barclays Bank UK Group and Barclays Bank Group oversight of reputation risks and issues was overseen by the respective Risk and Board Risk committees. The top live and emerging reputation risks and issues within Barclays Bank UK Group and Barclays Bank Group are included within an over-arching quarterly report to RepCo.

RepCo reviewed risks escalated by the businesses and considered whether management’s proposed actions, for example attaching conditions to proposed client transactions or increased engagement with impacted stakeholders, were appropriate to mitigate the risks effectively. RepCo also received regular updates with regard to key reputation risks and issues, including: legacy conduct issues; Barclays’ association with sensitive sectors; cyber and data security; consumer and household debt; fraud and scams that could impact Barclays customers and the resilience of key Barclays systems and processes.

Barclays Group continued to incur significant costs in relation to litigation and conduct matters, refer to Note 27 Legal, competition and regulatory matters and Note 25 Provisions for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains a necessary and important part of delivering Barclays Group’s strategy and an ongoing commitment to improve oversight of culture and conduct and management of reputation.

In 2018, the central reputation management team received 486 referrals from across the businesses (581 referrals in 2017) for consideration. These referrals covered a variety of sectors including, but not limited to, defence, fossil fuels and mining.

As part of Barclays 2018 Medium Term Planning process, material reputation risks associated with strategic and financial plans were also assessed.

Barclays PLC 2018 Annual Report on Form 20-F 167

Risk review

Risk performance

Legal risk

Legal risk

The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

All disclosures in this section are unaudited unless otherwise stated.

Overview

Barclays conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of loss or imposition of penalties, damages, fines and sanctions relating to a failure to meet its legal obligations in the conduct of its business. Legal risk encompasses the failure of Barclays to appropriately seek legal advice, escalate or manage contractual arrangements, litigation, intellectual property, competition/anti-trust issues, its use of law firms and its contact with regulators. Barclays has limited tolerance for legal risk, however the multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear. A Legal Risk Management Framework (LRMF) includes Group-wide requirements covering how legal risks are identified, managed and measured to support effective management of legal risk.

Summary of performance in the period

In 2018, Barclays remained focused on continuous improvements to manage legal risk effectively, with an emphasis on enhancing and establishing processes to help identify risks at earlier stages and escalate as appropriate.

This is supported by the LRMF, which was reviewed and enhanced to clarify Group-wide requirements relating to the identification, management and measurement of legal risk. The LRMF is supported by legal risk policies and associated standards covering areas of identified legal risk and mandatory minimum control requirements. An additional legal risk policy has been created and implemented in relation to the engagement of the Legal Function with respect to key business decisions. For further information on the legal risk policies, see legal risk management on page 102. Refreshed legal risk mandatory training was also implemented across Barclays, reinforced by ongoing engagement and education of Barclays businesses and functions.

The Legal Function organisation and coverage model aligns expertise to businesses, functions, products, activities and geographic locations. It continues to provide legal support, oversight, monitoring and challenge across the organisation, including advising on appropriate identification, management and escalation of legal risk. The Legal Executive Committee continues to oversee, monitor and challenge legal risk across Barclays.

168 Barclays PLC 2018 Annual Report on Form 20-F

Risk review

Supervision and regulation

Supervision of Barclays Group

Barclays Group’s operations, including its overseas branches, subsidiaries and associates, are subject to a large number of rules and regulations that are a condition for authorisations to conduct banking and financial services business in each of the jurisdictions in which Barclays Group operates. These apply to business operations, impact financial returns and include capital, leverage and liquidity requirements, authorisation, registration and reporting requirements, restrictions on certain activities, conduct of business regulations and many others. These requirements are set in legislation and by the relevant central banks and regulatory authorities that authorise, regulate and supervise Barclays Group in the jurisdictions in which it operates. Often, the requirements may reflect global standards developed by international bodies such as the G20, the Financial Stability Board (FSB), the Basel Committee on Banking Supervision (BCBS), and the International Organisation of Securities Commissions (lOSCO). Various bodies, such as central banks and self-regulatory organisations (SROs), also create voluntary Codes of Conduct which affect the way Barclays Group does business.

Regulatory developments impact Barclays Group globally. We focus particularly on EU, UK and US regulation due to the location of Barclays Group’s principal areas of business. Regulations elsewhere may also have a significant impact on Barclays Group due to the location of its branches, subsidiaries and, in some cases, clients. For more information on the risks related to the supervision and regulation of Barclays Group, including regulatory change, see the Risk Factor entitled ‘Regulatory Change agenda and impact on Business Model’ on page 86.

Supervision in the UK and EU

Financial regulation in the UK is to a significant degree shaped and influenced by EU legislation. This provides the structure of the European Single Market, an important feature of which is the framework for the regulation of authorised firms in the EU. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business in another member state through the establishment of branches or by the provision of services on a cross-border basis without the need for local authorisation. Barclays Group’s operations in Europe are authorised and regulated by a combination of both home and host regulators. The impact of the UK’s departure from the EU in this respect and, more broadly, its impact on the UK domestic regulatory framework, is yet to be finally determined. In the UK, the Bank of England (BoE) has responsibility for monitoring the UK financial system as a whole, including by way of conducting annual stress tests on UK banks. The day-to-day regulation and supervision of Barclays Group is divided between the Prudential Regulation Authority (PRA) (a division of the BoE) and the Financial Conduct Authority (FCA).

In addition, the Financial Policy Committee (FPC) of the BoE has influence on the prudential requirements that may be imposed on the banking system through its powers of direction and recommendation.

Barclays Bank PLC and Barclays Bank UK PLC are authorised and subject to prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA. Barclays Group is also subject to prudential supervision by the PRA on a group consolidated basis. Barclays Services Limited is an appointed representative of Barclays Bank PLC and Clydesdale Financial Services Limited (the principals). This status enables Barclays Services Limited to undertake activities which would otherwise require authorisation, with the principals assuming regulatory responsibility for the conduct of Barclays Services Limited as their appointed representative.

Barclays Bank Ireland PLC is licensed as a credit institution by the Central Bank of Ireland and has recently been designated as a significant institution falling under direct supervision on a solo basis by the European Central Bank (ECB) from 1 January 2019. Barclays Bank Ireland PLC has recently acquired an extension of its current licence to support Barclays Group’s ability to provide services to EU clients after Brexit. Barclays Bank Ireland PLC’s German branch is supervised by the ECB as part of Barclays Bank Ireland PLC and is also subject to direct supervision for local conduct purposes by the German Federal Financial Supervisory Authority (BaFIN) in accordance with EU credit institution branch passporting rules. It is expected that all the remaining EU branches of Barclays Bank PLC will have been transferred to Barclays Bank Ireland PLC by the end of Q1 2019 and will, following such transfer, be supervised by the ECB as part of Barclays Bank Ireland PLC and also be subject to direct supervision for local conduct purposes in accordance with EU credit institution branch passporting rules, by national supervisory authorities in the jurisdiction where they are established. Barclays Group is also subject to regulatory initiatives undertaken by the UK Payment Systems Regulator (PSR), as a participant in payment systems regulated by the PSR.

In its role as supervisor, the PRA seeks to maintain the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers and the financial system. The PRA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management and non-executive directors to discuss issues such as strategy, operational resilience, risk management, and recovery and resolution.

The regulation and supervision of market conduct matters is the responsibility of the FCA. The FCA’s regulation of the UK firms in Barclays Group is carried out through a combination of proactive engagement, regular thematic work and project work based on the FCA’s sector assessments, which analyse the different areas of the market and the risks that may lie ahead.

Both the PRA and the FCA have continued to develop and apply a more pre-emptive approach to supervision and the application of existing standards. This may include the application of standards that either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct.

The FCA has retained an approach to enforcement based on credible deterrence that has seen significant growth in the size of regulatory fines. The approach appears to be trending towards a more US model of enforcement including vigorous enforcement of criminal and regulatory breaches, heightened fines and proposed measures related to increased corporate criminal liability.

The FCA has focused strongly on conduct risk and on customer outcomes and will continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. Recently, the FCA has increased its focus on fair pricing in financial services. The FCA is also reviewing whether vulnerable customers pay more for financial services products. These initiatives may affect both the incidence of conduct costs and increase the cost of remediation.

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

Barclays PLC 2018 Annual Report on Form 20-F 169

Risk review

Supervision and regulation

Supervision in the US

Barclays Group’s US activities and operations are subject to umbrella supervision by the Board of Governors of the Federal Reserve System (FRB), as well as additional supervision, requirements and restrictions imposed by other federal and state regulators and SROs. Barclays PLC, Barclays Bank PLC and their US branches and subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956 (BHC Act), the USA PATRIOT Act of 2001, the Commodity Exchange Act, the federal securities laws, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA), which comprehensively amended the regulation of financial institutions in the US in response to the financial crisis, including by amending the other aforementioned statutes. In some cases, US requirements may impose restrictions on Barclays Group’s global activities in addition to its activities in the US.

Barclays PLC and Barclays Bank PLC, along with Barclays US LLC (BUSL), Barclays Group’s top-tier US holding company that holds substantially all of Barclays Group’s US subsidiaries (including Barclays Capital Inc. and Barclays Bank Delaware), are regulated as bank holding companies (BHCs) by the FRB. BUSL is subject to requirements that are similar to those applicable to large US domestic bank holding companies, including in respect of capital adequacy, capital planning and stress testing (including FRB non-objection to proposed capital distributions), risk management and governance, liquidity, leverage limits and financial regulatory reporting. Barclays Bank PLC’s US branches are also subject to enhanced prudential supervision requirements relating to, among others, liquidity and risk management.

Because the BHC Act generally restricts the activities of BHCs to banking and activities closely related to banking, Barclays PLC, Barclays Bank PLC and BUSL have elected to be treated as financial holding companies under the BHC Act. Financial holding company status allows these entities to engage in a variety of financial and related activities, directly or through subsidiaries, including underwriting, dealing and market making in securities. Failure to maintain financial holding company status could result in increasingly stringent penalties and ultimately, in the closure or cessation of certain operations in the US. To qualify as a financial holding company, Barclays PLC and Barclays Bank PLC, as foreign banking organisations and BHCs, and BUSL, as a BHC, must maintain certain regulatory capital ratios above minimum requirements and must be deemed to be ‘well managed’ for US bank regulatory purposes. In addition, any US depository institution subsidiaries of the foreign banking organisation or BHC must also maintain certain regulatory capital ratios above minimum requirements and be deemed to be ‘well managed’ and must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977.

In addition to umbrella oversight by the FRB (and applicable Federal Reserve Banks), certain of Barclays Group’s branches and subsidiaries are regulated by additional authorities based on the location or activities of those entities. The New York and Florida branches of Barclays Bank PLC are subject to extensive supervision and regulation by, as applicable, the New York State Department of Financial Services (NYSDFS) and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Delaware Office of the State Bank Commissioner. The deposits of Barclays Bank Delaware are insured by the Federal Deposit Insurance Corporation (FDIC) pursuant to the Federal Deposit Insurance Act, which also provides for FDIC supervisory authority over Barclays Bank Delaware and requires that Barclays PLC, Barclays Bank PLC and BUSL act as a source of strength for the insured bank. This could, among other things, require these entities to inject capital into Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.

Barclays Group’s US securities broker/dealer and investment banking operations, primarily conducted through Barclays Capital Inc., are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and SROs as part of a comprehensive scheme of regulation of all aspects of the securities and commodities business under US federal and state securities laws.

Similarly, Barclays Group’s US commodity futures, commodity options and swaps-related and client clearing operations are subject to ongoing supervision and regulation by the Commodity Futures Trading Commission (CFTC), the National Futures Association and other SROs. Barclays Bank PLC is also prudentially regulated as a swaps dealer and is subject to the FRB swaps rules with respect to margin and capital requirements.

Barclays Group’s US retail and consumer activities, including the US credit card operations of Barclays Bank Delaware, are subject to direct supervision and regulation by the Consumer Financial Protection Bureau (CFPB). The CFPB has the authority to examine and take enforcement action related to compliance with federal laws and regulations regarding the provision of consumer financial services and the prohibition of ‘unfair, deceptive or abusive acts and practices’.

Supervision in Asia Pacific

Barclays Group’s operations in Asia Pacific are supervised and regulated by a broad range of national regulators including: the Japan Financial Services Agency, the Bank of Japan,

the Hong Kong Monetary Authority, the Securities and Futures Commission of Hong Kong, the Monetary Authority of Singapore, the Reserve Bank of India, the Securities and Exchange Board of India, the People’s Bank of China, the State Administration of Foreign Exchange of the People’s Republic of China and the China Banking and Insurance Regulatory Commission. Such supervision and regulation extends to activities conducted through branches of Barclays Bank PLC in the Asia Pacific region as well as subsidiaries of Barclays Group as applicable.

Global regulatory developments

Regulatory change continues to affect all large financial institutions. Such change emanates from global institutions such as the G20, FSB, BCBS and IOSCO, the EU regionally, and national regulators, especially in the UK and US. The level of regulatory and supervisory uncertainty faced by Barclays Group, and the financial markets more broadly, continues to remain elevated in our primary markets. In the EU, the legislative and regulatory bodies have been implementing, and continue to propose, multiple financial regulatory reforms.

There remains much uncertainty regarding the state of the future relationship between the UK and the EU and therefore the potential impact of the UK’s withdrawal from the EU on the financial regulatory framework in the UK. There are several possible outcomes.

First, the UK could leave the EU with no deal or arrangement covering financial services in place. At the time of writing, this will happen on 29 March 2019. Under such a scenario, with no ability to passport, and no third country “equivalence”-based recognition in place, Barclays Group entities in the UK would no longer be able to provide certain of their services from the UK into the EU27 in the way in which these services are currently provided. As a result of the onshoring of EU legislation in the UK, UK firms would (at least initially) be subject to substantially the same rules and regulations as before Brexit, albeit with EU entities, exposures and assets ceasing to enjoy preferential treatment under the UK’s financial regulatory framework (including for capital and liquidity purposes), given that the EU will become a third country for the purposes of such framework. The UK regulators have indicated that they will mitigate the impact of the removal of preferential treatment by providing transitional relief for a period of up to two years during which preferential treatment will continue to apply. The UK may seek to make changes to these rules going forward, particularly in the event of “no deal”, where they are not subject to any requirements to maintain particular rules or standards for equivalence purposes.

Secondly, the UK and EU could agree a deal. This could either take the form of a general withdrawal agreement (such as the draft Withdrawal Agreement that Parliament voted against on 15 January 2019) or could be a series of specific bilateral agreements or unilateral measures on financial services topics to facilitate continued provision of

170 Barclays PLC 2018 Annual Report on Form 20-F

services to and from the UK. In either case, such a deal would likely permit the provision of certain services between the UK and the EU. In this scenario, firms incorporated and authorised in the UK would be able to continue to provide services into the EU27, and firms incorporated and authorised in the EU27 would be able to continue to provide services into the UK in accordance with the terms of such agreement. UK firms would again be subject to substantially the same rules and regulations as before Brexit as a result of the onshoring of EU legislation in the UK. There would likely be less scope for regulatory change in the UK as continued access to the EU27 would depend on the UK maintaining equivalence with the EU (and vice versa) and other constraints as may be agreed in such an agreement.

Thirdly, the UK could decide to delay its withdrawal. This would require the unanimous consent of all other EU member states. In this scenario, UK firms would continue to be subject to EU27 law and services could continue to be provided between the UK and EU on the basis of the existing passporting arrangements until such time as the UK finally withdraws from the EU – in which case one of the two scenarios described above will apply – unless it revokes its intention to do so.

Finally, the UK could decide to revoke its intention to withdraw from the EU. This would likely only happen for the purposes of holding a second referendum, if a delay is not agreed to unanimously by the EU member states. In this scenario, the status quo in relation to the financial regulatory framework would prevail until the result of that referendum was known and action taken to implement such result.

In the US, the financial regulatory environment continues to evolve due to political developments and the ongoing implementation of regulations arising from the DFA and recent amendments to the DFA. Furthermore, the application of various regional rules on a cross-border basis increases regulatory complexity for global financial institutions. For more information, see the Risk Factor entitled ‘Regulatory Change agenda and impact on Business Model’ on page 86.

The programme of reform of the global regulatory framework previously agreed by the G20 Heads of Government in April 2009 has continued to be taken forward throughout 2018. The G20 continues to monitor emerging risks and vulnerabilities in the financial system and has stated that it will take action to address them if necessary.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme in relation to the financial services industry. It has focused particularly on the risks posed by systemically important financial institutions. In

2011, the G20 Heads of Government adopted FSB proposals to reform the regulation of global systemically important financial institutions (G-SIFIs), including global systemically important banks (G-SIBs), such as Barclays Group. In December 2017, the BCBS finalised ‘Basel III’ (the BCBS international regulatory framework for banks), with the majority of the December 2017 changes expected to be implemented by 1 January 2022, including by regulators in many jurisdictions where Barclays Group operates. Various other measures have been agreed at FSB and BCBS level on capital, including those relating to recovery and resolution planning of CCPs, the identification and management of step-in risk, and TLAC (discussed in detail below).

In December 2018, the Council of the EU and the European Parliament announced they had reached a provisional political agreement on the proposed Risk Reduction Measures package, which includes the CRD V Directive and CRR II Regulation and will transpose many of the Basel III measures into EU law.

Financial regulatory framework

Financial services regulation can broadly be categorised as follows: (a) prudential regulation, which aims to promote safety and soundness of financial institutions and reduce risk in the financial system; (b) recovery and resolution, a key aspect of which is to ensure that G-SIFIs are capable of being resolved without recourse to taxpayer support and minimising market disruption; (c) structural reform and the Volcker rule, aimed at structurally separating certain wholesale activities (such as proprietary trading) from retail-focused activities (such as taking retail deposits); (d) market infrastructure regulation, aimed at enhancing client protection, financial stability and market integrity; and (e) conduct, culture and other regulation, which includes regulatory initiatives designed to pursue any other aims not falling within the previous categories (such as improving standards of conduct within financial services firms, ensuring the right culture in firms, and protecting personal data).

(a) Prudential regulation

Certain Basel III standards were implemented in EU law through the Capital Requirements Directive IV (CRD IV), which came into effect in 2014 and included new or enhanced requirements for the quality and quantity of capital, liquidity and leverage. Beyond the minimum standards required by CRD IV, the PRA has expected Barclays Group, in common with other major UK banks and building societies, to meet a 7% Common Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1 January 2016.

G-SIBs are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of the G-SIB buffer is set by the FSB according to a bank’s systemic importance and can range from 1% to 3.5% of risk-weighted assets. The G-SIB buffer must be met with common equity.

In November 2018, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that applies to Barclays

Group. The additional G-SIB buffer was subject to phase-in arrangements, with 50% of the buffer requirement applying in 2017, 75% in 2018 and 100% in January 2019. Barclays Group is also subject to, among other buffers, a countercyclical capital buffer (CCyB) based on rates determined by the regulatory authorities in each jurisdiction in which Barclays Group maintains exposures. These rates may vary in either direction. On 27 June 2017, the FPC raised the UK CCyB rate from 0% to 0.5% with binding effect from 27 June 2018. In November 2017, the FPC raised the UK CCyB rate from 0.5% to 1% with binding effect from 28 November 2018.

The FPC has a framework for determining a systemic risk buffer at rates between 0% and 3% of risk-weighted assets for ring-fenced bodies and large building societies (SRB firms). The systemic risk buffer is a firm-specific buffer, that is designed to increase the capacity of SRB firms to absorb stress, and which must be met solely with CET1. The framework has applied from 1 January 2019. In the UK, the PRA has implemented the systemic risk buffer framework and requires ring-fenced banks whose groups are already required to meet the requirements under the leverage ratio framework on a consolidated basis, such as Barclays Bank UK PLC, to also meet the requirements on a sub-consolidated basis. The PRA has also recently announced that the systemic risk buffer will be incorporated in the calculation of banks’ stress test hurdle rates, which are the target capital ratios set by the regulator, with a view to capturing domestic systemic importance as well as global systemic importance.

Final BCBS standards on securitisation have been implemented under EU law from 1 January 2019, with a one-year grandfathering period for existing transactions. Final BCBS standards on counterparty credit risk, leverage, large exposures and a Net Stable Funding Ratio (NSFR) are being implemented under EU law via the Risk Reduction Measures package. The Risk Reduction Measures package also requires certain credit institutions or investment firms established in the EU with a common parent undertaking established outside the EU to establish an intermediate parent undertaking, authorised and established in, and subject to the supervision of, an EU member state.

The BCBS’s finalisation of Basel III, noted above, among other things, eliminated model-based approaches for certain categories of risk-weighted assets (RWAs), (for example, operational risk RWAs, CVA volatility and credit risk RWAs for equity exposures), revised the standardised approach’s risk weights for a variety of exposure categories, replaced the four current approaches for operational risk (including the advanced measurement approach) with a single standardised measurement approach, established 72.5% of standardised approach RWAs for exposure categories as a floor for RWAs calculated under advanced approaches (referred to as the ‘output floor’), and for

Barclays PLC 2018 Annual Report on Form 20-F 171

Risk review

Supervision and regulation

G-SIBs introduced a leverage ratio buffer in an amount equal to 50% of the applicable G-SIB buffer used for RWA purposes (meaning, for Barclays Group, a leverage ratio buffer of 0.75%). The majority of the final Basel III changes are expected to be implemented commencing 1 January 2022, with a five-year phase-in period for the output floor. The new market risk framework, including rules made as a result of the ‘fundamental review of the trading book’, is also expected to be implemented from 1 January 2022 (with a potential transitional period until 1 January 2023), following a recalibration of the requirements agreed in January 2019. Precise implementation details will be confirmed once the finalised Basel III requirements are transposed into national and EU law in the jurisdictions where Barclays Group operates.

IFRS 9 (an accounting standard that covers accounting for financial instruments) came into force under EU law on 1 January 2018. A separate EU regulation has provided transitional arrangements for mitigating the impact of the introduction of IFRS 9, largely in relation to CET1 capital arising from the expected credit loss accounting measures set out in IFRS 9. The BCBS is continuing to assess whether permanent changes to the recognition of expected credit loss provisions in regulatory capital are necessary, as well as any corresponding changes to the risk-weighting framework.

In the US, BUSL and Barclays Bank PLC’s US branches are subject to enhanced prudential supervision requirements as required by the DFA and described above in ‘Supervision in the US’.

In addition to prudential regulations already promulgated under the DFA, the FRB has issued proposed regulations for NSFR implementation. The NSFR, as originally proposed by the FRB and other US regulatory agencies, would have applied to US bank holding companies with more than $250bn in total assets or $10bn or more in on-balance sheet foreign exposures, including BUSL, and consolidated depositary institution subsidiaries of such banking organisations with more than $10bn in assets, including Barclays Bank Delaware. Under the proposed rule, such entities would be required to maintain a minimum level of available stable funding that equals or exceeds the amount of required stable funding over a one-year period. In October 2018, the FRB and other US regulatory agencies released proposals to tailor the applicability of prudential requirements, including the proposed NSFR, for large domestic US banking organisations. The FRB has stated that it is working to develop a separate proposal relating to the application of prudential requirements to foreign banks, including Barclays Group. Although the NSFR proposal provided for an effective date of 1 January 2018, the FRB has not finalised its NSFR proposal and the schedule for finalisation is uncertain.

In June 2018, the FRB finalised rules regarding single counterparty credit limit (SCCL). The SCCL applies single counterparty credit limits to the largest US bank holding companies (BHCs) and foreign banks’ (including Barclays Group) US operations. The SCCL creates two separate limits for foreign banks, the first on combined US operations (CUSO) and the second on the US intermediate holding company (BUSL). The SCCL requires that no counterparty of BUSL can exceed 25% of BUSL’s total regulatory capital plus the balance of its allowance for loan and lease losses not included in tier 2 capital. With respect to the CUSO, the SCCL rule allows foreign banks to comply with the rule by certifying to the Federal Reserve that they comply with comparable home country regulation.

Stress testing

Barclays Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the annual stress testing programmes of the BoE and the FRB and the biennial stress testing programme of the EBA. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on Barclays Group’s data provision, stress testing capability including model risk management and internal management processes and controls. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of Barclays Group or its members subject to these exercises, could result in Barclays Group or certain of its members being required to enhance its capital position or limit capital distributions, to any external holders of its equity or capital or within Barclays Group.

In the US, BUSL participates in the FRB’s Comprehensive Capital Analysis and Review (CCAR) process. In June 2018, the FRB issued its first public CCAR assessment of BUSL. The 2018 results indicated BUSL’s capital ratios would remain above all regulatory minimum required levels and the FRB did not object to BUSL’s capital plan on either a quantitative or qualitative basis.

In April 2018, the FRB proposed to amend its CCAR process to combine the CCAR quantitative assessment and the buffer requirements in the FRB’s capital adequacy rules to create a single integrated capital requirement.

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

In November 2016, the European Commission proposed a package of amendments to the BRRD, including the introduction of two new moratorium tools. Political agreement on this package was reached in December 2018. On 28 December 2017, an EU directive came into force harmonising the priority ranking of unsecured debt instruments under national insolvency laws. All member states were required to transpose the directive by 29 December 2018 and it has been transposed into national law in the UK under the Banks and Building Societies (Priorities on Insolvency) Order 2018.

Under the Banking Act, UK resolution authorities are empowered to intervene in and resolve a UK financial institution that is no longer viable. Pursuant to these laws, the BoE (in consultation with the PRA and HM Treasury as appropriate) has several stabilisation options where a banking institution is failing or likely to fail: (i) transfer some or all of the securities or business of the bank to a commercial purchaser; (ii) transfer some or all of the property, rights and liabilities of the bank to a ‘bridge bank’ wholly owned by the BoE or to a commercial purchaser; (iii) transfer the impaired or problem assets to an asset management vehicle to allow them to be managed over time; (iv) cancel or reduce certain liabilities of the institution or convert liabilities to equity to absorb losses and recapitalise the institution; and (v) transfer the banking institution into temporary public ownership. In addition, the BoE may apply for a court insolvency order in order to wind up or liquidate the institution or to put the institution into special administration. When exercising any of its stabilisation powers, the BoE must generally provide that shareholders bear first losses, followed by creditors in accordance with the priority of their claims under normal insolvency proceedings.

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

172 Barclays PLC 2018 Annual Report on Form 20-F

retrospective effect. The Banking Act powers apply regardless of any contractual restrictions and compensation that may be payable.

The BoE’s preferred approach for the resolution of Barclays Group is a bail-in strategy with a single point of entry at Barclays PLC. Under such a strategy, Barclays PLC’s subsidiaries would remain operational while Barclays PLC’s eligible liabilities would be written down or converted to equity in order to recapitalise Barclays Group and allow for the continued provision of services and operations throughout the resolution.

In July 2016, the PRA issued final rules on ensuring operational continuity in resolution. The rules apply from 1 January 2019 and require banks to ensure that their operational structures facilitate effective recovery and resolution planning and the continued provision of functions critical to the economy in a resolution scenario.

In June 2018 the BoE finalised its policy on Minimum Requirement for own funds and Eligible Liabilities (MREL) for UK banks and published indicative MREL levels for UK G-SIBs and D-SIBs, including Barclays Group, to be reached in 2019, 2020 and 2022 (see section on TLAC/ MREL below).

Additionally, the BoE finalised its policy on Valuations in Resolution in June 2018 with an expected compliance timeline of 1 January 2021.

The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs, as required by the BRRD. Recovery plans are designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition.

The resolution pack contains detailed information on the group, and its significant legal entities which will be used to develop resolution strategies for that firm, assess its current level of resolvability against the strategy, and to inform work on identifying barriers to the implementation of operational resolution plans. In the UK, recovery and resolution planning (RRP) work is considered part of continuing supervision. Removal of potential impediments to an orderly resolution of Barclays Group or one or more of its subsidiaries is considered as part of the BoE’s and PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. Barclays Group currently provides the PRA with a recovery plan annually and with a resolution pack as requested.

In December 2018, the BoE and PRA released a package of consultations setting out how they propose to increase transparency and accountability and clarify the responsibilities on firms with regards to resolution. The package comprises three main components: (i) a BoE Consultation Paper (CP) which proposes how the BoE, as resolution authority, intends to assess individual banks’

resolvability; (ii) a PRA CP which contains proposed requirements for banks to assess their preparations for resolution, identifying any risks to implementation and their plans to address these; (iii) proposals for future public disclosures.

The final policy will apply to Barclays Group when published.

While regulators in many jurisdictions have indicated a preference for single point of entry resolution, additional resolution or bankruptcy provisions may apply to certain of Barclays Bank PLC’s subsidiaries or branches. In the US, Title II of the DFA established the Orderly Liquidation Authority, a regime for the orderly liquidation of systemically important financial institutions, which could apply to BUSL. Specifically, when a systemically important financial institution is in default or in danger of default, the FDIC may be appointed as receiver under the Orderly Liquidation Authority instead of the institution being resolved through a voluntary or involuntary proceeding under the US Bankruptcy Code. In certain circumstances, including insolvency, violations of law and unsafe business practices, the licensing authorities of each US branch of Barclays Bank PLC and of Barclays Bank Delaware have the authority to take possession of the business and property of the applicable Barclays Group entity they license or to revoke or suspend such licence. Specific resolution regimes may apply to certain Barclays Group entities or branches in other jurisdictions in which Barclays Group does business.

In the US, Title I of the DFA and the implementing regulations issued by the FRB and the FDIC require each bank holding company with assets of $50bn or more, including those within Barclays Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. Barclays Group submitted its US Resolution Plan in respect of its US operations on 1 July 2018. Barclays Group’s next submission of the US Resolution Plan in respect of its US operations will be due on 1 July 2020.

Barclays Group’s 2018 US Resolution Plan in respect of its US operations included two strategies. The first is the global preferred resolution strategy, which is the BoE’s preferred resolution strategy of single point of entry with bail-in at Barclays PLC. The 2018 US Resolution Plan also included a US-specific resolution strategy, which would involve a single-point-of-entry resolution of Barclays Group’s US operations with only BUSL entering bankruptcy or insolvency proceedings. The US-specific resolution strategy is intended as an additional option in case the global preferred resolution strategy is not successful.

In Ireland, as a result of the transfer of Barclays Group’s European businesses to Barclays Bank Ireland PLC, that entity has been designated by the ECB as a significant institution coming under the direct supervision of the ECB for prudential supervisory purposes. As a significant institution, Barclays Bank Ireland PLC now faces the Single Resolution Board (SRB) as the Eurozone resolution authority. The ECB has required Barclays Bank Ireland PLC to submit a standalone BRRD compliant recovery plan on an annual basis. The SRB has the power to require data submissions specific to Barclays Bank Ireland PLC under powers conferred upon it by the BRRD and the Single Resolution Mechanism Regulation (SRMR). The SRB will exercise these powers to determine the optimal resolution strategy for Barclays Bank Ireland PLC in the context of the BoE’s preferred resolution strategy of single point of entry with bail-in at Barclays PLC. The SRB also has the power under the BRRD and the SRMR to develop a resolution plan for Barclays Bank Ireland PLC.

TLAC and MREL

The BRRD requires competent authorities to impose a Minimum Requirement for own funds and Eligible Liabilities (MREL) on financial institutions to facilitate their orderly resolution without broader financial disruption or recourse to public funds. In November 2015, the FSB finalised its proposals to enhance the loss-absorbing capacity of G-SIBs to ensure that there is sufficient loss-absorbing and recapitalisation capacity available in resolution to implement an orderly resolution which minimises the impact on financial stability, ensures the continuity of critical functions and avoids exposing taxpayers to losses. To this end, the FSB has set a new minimum requirement for ‘total loss-absorbing capacity’ (TLAC). As the TLAC standard requires a certain amount of those loss-absorbing resources to be committed to subsidiaries or sub-groups that are located in host jurisdictions and deemed material for the resolution of the G-SIB as a whole, the FSB published guiding principles on internal TLAC on 6 July 2017. These provide guidance on the size and composition of the internal TLAC requirement, cooperation and co-ordination between home and host authorities and the trigger mechanism for internal TLAC.

The EU is implementing the TLAC standard (including internal TLAC) via the MREL requirement and the relevant amendments are contained in the Risk Reduction Measures package. Under the BoE’s statement of policy on MREL, the BoE will set MREL for UK G-SIBs as necessary to implement the TLAC standard and institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group. Internal MREL for operating subsidiaries will be scaled within a 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. The starting point for the scalar will be 90% for ring-fenced bank sub-groups.

The MREL requirements are being phased in as from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays Group, will be required to meet an MREL equivalent to the higher of: (i) two times the sum of its Pillar 1

Barclays PLC 2018 Annual Report on Form 20-F 173

Risk review

Supervision and regulation

and Pillar 2A requirements; or (ii) the higher of two times its leverage ratio or 6.75% of leverage exposures. However, the PRA plans to review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In June 2018, the BoE published indicative MREL levels for UK G-SIBs, including Barclays Group, to be reached in 2020 and 2022.

Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in January 2019, in respect of the internal MREL that it will be required to issue to Barclays Bank Group. The SRB’s MREL policy will be revised in the near future to reflect the implementation of the Risk Reduction Measures package in the EU. The SRB’s current calibration of MREL is two times the sum of: (i) the firm’s Pillar 1 requirement; (ii) its Pillar 2 requirement; and (iii) its combined buffer requirement, minus 125 basis points. The SRB’s policy does not envisage the application of any scalar in respect of the internal MREL requirement.

In October 2016, the BCBS published its final standard on the prudential treatment of banks’ investments in TLAC instruments issued by other institutions, confirming that internationally active banks (both G-SIBs and non-G-SIBs) must deduct their holdings of TLAC instruments that do not otherwise qualify as regulatory capital from their own Tier 2 capital. Where the investing bank owns less than 10% of the issuing bank’s common shares, TLAC holdings are to be deducted from Tier 2 capital only to the extent that they exceed 10% of the investing bank’s common equity (or 5% for non-regulatory capital TLAC holdings). Below this threshold, holdings would instead be subjected to risk-weighting. G-SIBs may only apply risk-weighting to non-regulatory capital TLAC holdings by the 5% threshold where those holdings are in the trading book and are sold within 30 business days. The EU’s Risk Reduction Measures package requires firms to deduct external MREL holdings from equivalent MREL capital of the firm.

In December 2016, the FRB issued final regulations for TLAC, which apply to BUSL commencing 1 January 2019. The FRB’s final TLAC rule, while generally following the FSB term sheet, contains a number of provisions that are more restrictive. For example, the FRB’s TLAC rule includes provisions that require BUSL (the Barclays IHC) to have: (i) a specified outstanding amount of eligible long-term debt; (ii) a specified outstanding amount of TLAC (consisting of common and preferred equity regulatory capital plus eligible long-term debt); and (iii) a specified common equity buffer. In addition, the FRB’s TLAC rule would prohibit BUSL, for so long as Barclays Group’s overall resolution plan treats BUSL as a non-resolution entity, from issuing TLAC to entities other than Barclays Group and its non-US subsidiaries.

Bank Levy and FSCS

The BRRD requires EU member states to establish a pre-funded resolution financing arrangement with funding equal to 1% of covered deposits by 31 December 2024 to cover the costs of bank resolutions. Where the amount of such pre-funding is insufficient, the BRRD requires that EU member states raise subsequent contributions. The UK government raises both pre-funded and subsequent contributions that would be required were the pre-funded contributions not to cover costs or other expenses incurred by use of the resolution funds by way of a tax on the balance sheets of banks known as the ‘Bank Levy’.

In addition, the UK has a statutory compensation fund called the Financial Services Compensation Scheme (FSCS), which is funded by way of annual levies on most financial services firms authorised under FSMA. The levies consist of a management expenses levy (which funds the costs of running the FSCS) and a compensation costs levy (which funds the costs incurred by the FSCS in paying compensation).

Similar requirements, which include powers for competent authorities to adopt resolution measures, are in force or expected to come into force imminently in various other jurisdictions. These requirements will affect Barclays Group to the extent it has operations in a relevant jurisdiction.

(c) Structural reform

Recent developments in banking law and regulation in the UK have included legislation designed to ring-fence the retail and smaller deposit-taking businesses of large banks. The Financial Services (Banking Reform) Act 2013 put in place a framework for this ring-fencing and secondary legislation passed in 2014 elaborated on the operation and application of the ring-fence. Ring-fencing requires, among other things, the separation of the retail and smaller deposit-taking business activities of UK banks in the UK and branches of UK banks in the European Economic Area (EEA) into a legally distinct, operationally separate and economically independent entity, which is not permitted to undertake a range of activities. Ring-fencing rules have been published by the PRA, further determining how ring-fenced banks will be permitted to operate. Further rules published by the FCA set out the disclosures that non-ring-fenced banks are required to make to prospective account holders of non-ring-fenced banks who are individuals.

In the EU, following the publishing of the Liikanen Report in October 2012, the European Commission adopted a legislative proposal for a regulation on structural measures to improve the resilience of EU banks in January 2014. The reforms included ring-fencing of retail activities from risky trading activities and a ban on proprietary trading for certain banks. However, the legislative proposal was formally withdrawn in July 2018 as a result of the European Parliament and the Council of the EU failing to reach a political agreement.

US regulation places further substantive limits on the activities that may be conducted by banks and holding companies, including foreign banking organisations such as Barclays Group. The ‘Volcker Rule’, which was part of the DFA and which came into effect in the US in 2015, prohibits banking entities from undertaking certain proprietary trading activities and limits such entities’ ability to sponsor or invest in certain private equity funds and hedge funds (in each case broadly defined). As required by the rule, Barclays Group has developed and implemented an extensive compliance and monitoring programme addressing proprietary trading and covered fund activities (both inside and outside of the US). Proposed amendments to the Volcker Rule were published in the Federal Register in July 2018. The existing Volcker framework and implemented processes will remain unchanged until amendments to the regulations become effective. We do not expect any changes to the Volcker rule to be effective prior to Q4 2019.

(d) Market infrastructure regulation

In recent years, regulators as well as global-standard setting bodies such as IOSCO have focused on improving transparency and reducing risk in markets, particularly risks related to over-the-counter (OTC) transactions. This focus has resulted in a variety of new regulations across the G20 countries and beyond that require or encourage on-venue trading, clearing, posting of margin and disclosure of information related to many derivatives transactions. Some of the most significant developments are described below.

The European Market Infrastructure Regulation (EMIR) has introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market, some of which are still to be fully implemented. EMIR requires that certain entities that enter into derivative contracts: report such transactions; clear certain over the counter (OTC) transactions where mandated to do so; and implement risk mitigation standards in respect of uncleared OTC trades. The obligation to clear derivatives only applies to certain counterparties and specified types of derivatives. In October 2016, the European Commission adopted a delegated regulation relating to the exchange of collateral, one of the risk mitigation techniques under EMIR. Provisions relating to initial margin have entered into force, subject to a phase-in until 1 September 2020. Provisions relating to variation margin have already entered into force. EMIR has potential operational and financial impacts on Barclays

Group, including by imposing collateral requirements.

The European Commission has recently proposed two sets of changes to EMIR, one containing technical changes to EMIR, and another measure which could result in certain central counterparties (CCPs) used by Barclays Group being forced to relocate to an EU

174 Barclays PLC 2018 Annual Report on Form 20-F

jurisdiction in order to continue clearing for EU members. The changes proposed may have additional operational and financial impacts on Barclays Group’s derivatives business.

CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, uncleared OTC derivative trades. Lower capital requirements for cleared derivative trades are only available if the CCP through which the trade is cleared is recognised as a ‘qualifying central counterparty’ (QCCP) which has been authorised or recognised under EMIR. Higher capital requirements may apply to Barclays Group following the UK’s departure from the EU if UK CCPs are then no longer regarded as QCCPs and vice versa.

The Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) have largely been applicable since 3 January 2018. MiFID II affects many of the investment markets in which Barclays Group operates, the instruments in which it trades and the way it transacts with market counterparties and other customers. Changes introduced by MiFID II include: the introduction of a new type of trading venue (the organised trading facility), capturing non-equity trading that falls outside the MiFID I regime; the strengthening of conduct of business requirements, including in relation to conflicts of interest; the expansion of the concept of, and requirements applicable to, firms which systematically trade against proprietary capital (systematic internalisers); and increased obligations on firms to secure best execution for their clients. Additionally, MiFID II mandates a trading obligation for certain types of cleared derivatives.

MiFID II strengthens investor protections, imposes new curbs on high frequency and commodity trading, increases pre- and post-trade transparency reporting and introduces a new regime for third country (non-EU) firms. MiFID II also includes new requirements relating to non-discriminatory access to trading venues, CCPs and benchmarks, research unbundling and harmonised supervisory powers and sanctions across the EU.

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

The EU Benchmarks Regulation came into force in June 2016. Although some provisions have applied since 2016, the majority of provisions have applied since 3 January 2018, subject to transitional provisions. This regulation applies to the administration, contribution of data to and use of benchmarks within the EU. Financial institutions within the EU will be prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU. This may impact the ability of Barclays Group to use certain benchmarks in the future. For example, EURIBOR will, as currently stands, no longer be compliant with the Benchmarks Regulation on 1 January 2020, and the FCA has stated that it does not intend to support LIBOR after the end of 2021. International initiatives are therefore underway to develop alternative benchmarks and backstop arrangements. However, adapting processes and systems to transition to these new benchmarks is likely to be a very time-consuming and costly task on an industry-wide basis.

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

Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or, following the compliance date for relevant SEC rules, with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC, and would be subject to SEC, regulation and oversight. Entities required to register as swap dealers are subject to business conduct, recordkeeping and reporting requirements under CFTC rules and will be subject to capital and margin requirements in connection with transactions with certain US and non-US counterparties. Barclays Bank PLC has provisionally registered with the CFTC as a swap dealer and is subject to CFTC rules on business conduct, record-keeping and reporting. With respect to margin and capital, Barclays Group is subject to the rules of the FRB in connection with its swap dealer business.

The CFTC has approved certain comparability determinations that permit substituted compliance with non-US regulatory regimes for certain swap regulations related to business conduct and other requirements, while other determinations remain pending. Substituted compliance is permitted, where applicable, only with respect to transactions between a non-US swap dealer and a non-US counterparty. In addition, the CFTC has issued proposed rules that would require a non-US swap dealer to comply with certain CFTC rules in connection with transactions that are “arranged, negotiated or executed” from the US. It is unclear whether the proposed rules will be adopted in the form proposed. Most recently, in October 2017, the CFTC issued an order permitting substituted compliance with EU margin rules for certain uncleared derivatives. However, as Barclays Group is subject to the margin rules of the FRB, it will not benefit from the CFTC’s action unless the FRB takes a similar approach.

It is unclear whether further changes will be made to the CFTC’s proposed rules or when they will become effective. In addition, it is uncertain whether and to what degree other US regulators, such as the FRB, will take an approach similar to the CFTC’s regarding substituted compliance.

The SEC finalised the rules governing security based swap dealer registration in 2015 but clarified that registration timing is contingent upon the finalisation of certain additional rules under Title VII of DFA, several of which are still pending. In particular, the SEC has stated that registration will be required at the later of the SEC’s adoption of final rules on capital and margin, or the compliance dates for the SEC’s rules on recordkeeping and reporting, business conduct or employment of statutorily disqualified persons.

Therefore, there is currently no specific timetable for the effectiveness of the security-based swap dealer registration requirement. However, the SEC has recently proposed additional rules, and republished prior proposed rules, regarding security-based swap dealers, and has indicated that it may take the actions that will trigger the registration requirement in the near future.

When security-based swap dealer registration is required, it is anticipated that Barclays Bank PLC and/or one or more of its affiliates will be required to register in that capacity and thus will be required to comply with the SEC’s rules for security-based swap dealers. These rules may impose costs and other requirements or restrictions that could impact our business. In addition, the SEC has provided some limited guidance regarding certain aspects of the cross-border applicability of its security-based swaps rules, including a final rule addressing transactions of a non-US person arranged, negotiated, or executed by personnel located in a US branch or office. However, it remains unclear as to how or when substituted compliance may be available, and which of the SEC’s rules will be eligible.

Barclays PLC 2018 Annual Report on Form 20-F 175

Risk review

Supervision and regulation

(e) Conduct, culture and other regulation

Conduct and culture

On 7 March 2016, the PRA and FCA introduced measures to increase the individual accountability of senior managers and other covered individuals in the banking sector. The new regime comprises: the ‘Senior Managers Regime’, which applies to a limited number of individuals with senior management responsibilities within a firm; the ‘Certification Regime’, which is intended to assess and monitor the fitness and propriety of a wider range of employees who could pose a risk of significant harm to the firm or its customers; and conduct rules that individuals subject to either regime must comply with. From March 2017, the conduct rules have applied more widely to other staff of firms within the scope of the regime. The regime will be expanded to apply to all firms authorised under FSMA from 9 December 2019. The Financial Services Act 2010, among other things, requires the UK regulators to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with effective risk management.

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

Strategic review of retail banking business models

The FCA conducted a strategic review of retail banking business models throughout 2017 and 2018 and published its final report in

December 2018. The FCA has used the analysis to inform its view of emerging scenarios in retail banking and their impact on business models and consumers. It concluded that increased competition has the scope to improve outcomes for many consumers but it takes time. As a result of this review the FCA will initiate work in payment services, SME banking and monitoring of retail banking business models which could impact Barclays Group over time.

Data protection and PSD2

Most countries in which Barclays Group has a presence already have privacy laws governing the collection, use and disclosure of personal data, or are considering their introduction. The harmonisation of the European privacy regime through the introduction of the General Data Protection Regulation (GDPR) was a major focus in 2018. However, new laws have also recently been introduced in California, the Cayman Islands, and Brazil, and existing laws in Japan, Guernsey, Jersey and the Isle of Man have been updated. The global nature of our business and IT infrastructure means personal information may be made available or stored in countries other than where it was originally collected. The proper handling and protection of personal data is very important to our clients, employees and to regulators, and there can be considerable regulatory fines for breaches (for example, up to 4% of global turnover under GDPR).

A number of recent developments have indicated a clear political and regulatory desire to make customer account information and transactional services more easily accessible to customers and parties providing services to them, such as the revised Payment Services Directive (PSD2) and the Open Banking initiative. PSD2 replaced the previous Payment Services Directive and, with respect to certain requirements, has a wider scope, applying transparency and information requirements to payment transactions in all currencies where the provider of at least one leg of the payment service is located in the EU. PSD2 also requires banks which provide accounts to enable access to those accounts through dedicated technology to allow third parties to provide account information and payment initiation services. The requirements relating to this technology will come into effect in September 2019.

Cyber security and operational resilience

Regulators in Europe and the US have been increasingly focused on cyber security risk management and operational resilience for banking organisations. This has resulted in a number of proposed laws, regulations and other requirements that necessitate the implementation of a variety of increased controls and enhancement activities for regulated Barclays Group entities. These include, among others, the adoption of cyber security policies and procedures meeting specified criteria, minimum required security measures, controls and procedures for enhanced reporting and public disclosures, compliance certification requirements, and other cyber and information risk governance measures. These increased controls will enhance our security posture and increase our ability to protect the organisation and our customers. Such measures may result in increased technology and compliance costs for Barclays Group.

Sanctions and financial crime

The UK Bribery Act 2010 introduced a new form of corporate criminal liability focused broadly on a company’s failure to prevent bribery on its behalf. The legislation has broad application and in certain circumstances may have extra-territorial impact on entities, persons or activities located outside the UK, including Barclays PLC and its subsidiaries. In practice, the legislation requires Barclays Group to have adequate procedures to prevent bribery which, due to the extra-territorial nature of the status, makes this both complex and costly.

On 30 September 2017, the Criminal Finances Act 2017 introduced new corporate criminal offences of failing to prevent the facilitation of UK and overseas tax evasion. The legislation has very broad extra-territorial application and may impact entities, persons or activities located outside the UK, including Barclays PLC and its subsidiaries. It also requires Barclays Group to have reasonable prevention procedures in place to prevent the criminal facilitation of tax evasion by persons acting for, or on behalf of, Barclays Group.

In the US, the Bank Secrecy Act, the USA PATRIOT Act 2001 and regulations thereunder contain numerous anti-money laundering and anti-terrorist financing requirements for financial institutions. In addition, Barclays Group is subject to the US Foreign Corrupt Practices Act, which prohibits certain payments to foreign officials, as well as rules and regulations relating to economic sanctions and embargo programs administered by the US Office of Foreign Assets Control which restrict certain business activities with certain individuals, entities, groups, countries and territories.

Two significant new regulatory rules came into force in the US in 2018: the New York Department of Financial Services (DFS) Rule 504 and the US Department of Treasury’s Financial Crime Enforcement Network (FinCEN) Customer Due Diligence (CDD) Rule. Rule 504 enumerates detailed transaction filtering and screening requirements for potential Bank Secrecy Act and anti-money laundering violations and transactions with sanctioned entities, applicable to institutions regulated by the DFS (including Barclays Bank PLC, New York branch) and requires a senior bank official to certify compliance. The CDD Rule requires Barclays Group US entities to identify natural beneficial owners above a certain threshold for clients that are legal entities.

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

176 Barclays PLC 2018 Annual Report on Form 20-F

Financial review

A review of the performance of Barclays, including the key performance indicators, and the contribution of each of our businesses to the overall performance of the Barclays Group.

Barclays PLC 2018 Annual Report on Form 20-F 177

Financial review

Key performance indicators

In assessing the financial performance of the Group, management uses a range of KPIs which focus on the Group’s financial strength, the delivery of sustainable returns and cost management. Barclays is on track in the execution of its strategy and continues to target RoTE of greater than 9% in 2019 and greater than 10% in 2020, excluding litigation and conduct, based on a CET1 ratio of c.13%, and operating expenses guidance in the range of £13.6–13.9bn in 2019, excluding litigation and conduct.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements

	of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS	measures and readers should consider the IFRS measures as well. Refer to pages 195 to 200 for further information and calculations of non-IFRS performance measures included throughout this section, and the most directly comparable IFRS measures.

Definition	Why is it important and how the Group performed

Common equity tier 1 (CET1) ratio

Capital requirements are part of the regulatory framework governing how banks and depository institutions are supervised. Capital ratios express a bank’s capital as a percentage of its RWAs as defined by the PRA.

CET1 ratio is a measure of capital that is predominantly common equity as defined by the CRR.

The Barclays Group’s capital management objective is to maximise shareholder value by prudently managing the level and mix of its capital to: ensure the Barclays Group and all of its subsidiaries are appropriately capitalised relative to their regulatory minimum and stressed capital requirements, support the Barclays Group’s risk appetite, growth and strategic options, while seeking to maintain a robust credit proposition for Barclays Group and its subsidiaries.

The Barclays Group’s CET1 ratio continued to be at the end-state target of c.13%. The ratio decreased to 13.2% (2017: 13.3%), as CET1 capital decreased to £41.1bn and RWAs remained broadly stable at £311.9bn, as underlying profit generation of £4.2bn, was more than offset by £2.1bn of litigation and conduct charges, as Barclays Group resolved legacy matters, £1.7bn for ordinary dividends and AT1 coupons paid and foreseen, £1.0bn from the redemption of capital instruments.

Barclays Group target: CET1 ratio of c.13%.

CET1 ratio 13.2% 2017: 13.3% 2016: 12.4%

Average UK leverage ratio

The ratio is calculated as the average transitional Tier 1 capital divided by average UK leverage exposure. The average exposure measure excludes qualifying central bank claims.

The leverage ratio is non-risk based and is intended to act as a supplementary measure to the risk-based capital metrics such as the CET1 ratio.

The average UK leverage ratio decreased to 4.5% (2017: 4.9%) driven by an increase in average UK leverage exposure to £1,110bn (2017: £1,045bn) and a decrease in average Tier 1 capital to £50.5bn (2017: £51.2bn).

The average UK leverage exposure increased including securities financing transactions due to the efficient use of leverage balance sheet within high returning financing businesses, Tier 1 capital reduced for the same reasons as CET1 capital.

Barclays Group target: maintaining the UK leverage ratio above the expected end point minimum requirement.

Average UK leverage ratio 4.5% 2017: 4.9% 2016: 4.5%

178 Barclays PLC 2018 Annual Report on Form 20-F

Definition	Why is it important and how the Group performed

Return on average shareholders’ equity

RoE is calculated as profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit recorded in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments.

This measure indicates the return generated by the management of the business based on shareholders’ equity. RoE for the Barclays Group was positive 3.1% (2017: negative 3.1%) reflecting an attributable profit of £1,394m (2017: loss of £1,922m) which included charges for litigation and conduct of £2.1bn, relating to RMBS settlement and PPI provisions.

Barclays Group RoE 3.1% 2017: (3.1%) 2016: 3.0%

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

This measure indicates the return generated by the management of the business based on shareholders’ tangible equity. Achieving a target RoTE demonstrates the organisation’s ability to execute its strategy and align management’s interests with the shareholders’. RoTE lies at the heart of the Barclays Group’s capital allocation and performance management process.

RoTE for the Barclays Group excluding litigation and conduct, was 8.5%. Based on a CET1 ratio of 13% this would have been 8.3%.

RoTE for the Barclays Group was positive 3.6% (2017: negative 3.6%) reflecting an attributable profit of £1,394m (2017: loss of £1,922m) which included charges for litigation and conduct of £2.1bn, relating to RMBS settlement and PPI provisions.

Barclays Group target: Barclays Group RoTE, excluding litigation and conduct, of greater than 9% in 2019 and greater than 10% in 2020, based on a CET1 ratio of c.13%.

Barclays Group RoTE excluding litigation and conduct 8.5% 2017: (1.2%) 2016: 6.2% Barclays Group RoTE 3.6% 2017: (3.6%) 2016: 3.6%

Operating expenses[a] Operating expenses excluding litigation and conduct.

Barclays views operating expenses as a key strategic area for banks; those who actively manage costs and control them effectively will gain a strong competitive advantage.

Barclays Group operating expenses were £13.9bn, in line with 2018 guidance, after excluding a charge for GMP while total operating expenses were £16.2bn (2017: £15.5bn).

Barclays Group target: operating expenses, excluding litigation and conduct, of £13.6 to 13.9bn in 2019.

Statutory operating expenses £16.2bn 2017: £15.5bn 2016: £16.3bn Operating expenses[a] £13.9bn 2017: £14.2bn 2016: £15.0bn

Cost: income ratio Total operating expenses divided by total income.

This is a measure management uses to assess the productivity of the business operations. Managing the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a slower rate than income.

The Barclays Group cost: income ratio including litigation and conduct increased to 77% (2017: 73%) due to stable income and a 5% increase in total operating expenses, which included charges for RMBS settlement and PPI provisions.

Excluding litigation and conduct the Barclays Group cost: income ratio decreased to 66% (2017: 68%) as continued investment to grow the business and improve future operating efficiency was more than offset by elimination of legacy costs, productivity savings and a lower bank levy charge.

Barclays Group target: a cost: income ratio of below 60% over time.

Cost: income ratio 77% 2017: 73% 2016: 76% Cost: income ratio excluding litigation and conduct 66% 2017: 68% 2016: 70%

Note

a	Group operating expenses, excluding litigation and conduct, and a GMP charge of £140m.

Barclays PLC 2018 Annual Report on Form 20-F 179

Financial review

Consolidated summary income statement

For the year ended 31 December	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m
Continuing operations
Net interest income	9,062	9,845	10,537	10,608	10,086
Net fee, commission and other income	12,074	11,231	10,914	11,432	11,677
Total income	21,136	21,076	21,451	22,040	21,763

Credit impairment charges and other provisions	(1,468)	(2,336)	(2,373)	(1,762)	(1,821)

Operating costs	(13,627)	(13,884)	(14,565)	(13,723)	(14,959)
UK bank levy	(269)	(365)	(410)	(426)	(418)
Operating expenses	(13,896)	(14,249)	(14,975)	(14,149)	(15,377)
GMP charge	(140)	–	–	–	–
Litigation and conduct	(2,207)	(1,207)	(1,363)	(4,387)	(2,807)
Total operating expenses	(16,243)	(15,456)	(16,338)	(18,536)	(18,184)

Other net income/(expenses)	69	257	490	(596)	(445)

Profit before tax	3,494	3,541	3,230	1,146	1,313
Tax charge	(1,122)	(2,240)	(993)	(1,149)	(1,121)
Profit/(loss) after tax in respect of continuing operations	2,372	1,301	2,237	(3)	192
(Loss)/profit after tax in respect of discontinued operation	–	(2,195)	591	626	653
Non-controlling interests in respect of continuing operations	(226)	(249)	(346)	(348)	(449)
Non-controlling interests in respect of discontinued operation	–	(140)	(402)	(324)	(320)
Other equity instrument holders[a]	(752)	(639)	(457)	(345)	(250)
Attributable profit/(loss)	1,394	(1,922)	1,623	(394)	(174)

Selected financial statistics
Basic earnings/(loss) per share[a]	9.4p	(10.3p )	10.4p	(1.9p )	(0.7p )
Diluted earnings/(loss) per share[a]	9.2p	(10.1p )	10.3p	(1.9p )	(0.7p )
Dividend per ordinary share	6.5p	3.0p	4.5p	6.5p	6.5p
Return on average shareholders’ equity	3.1%	(3.1% )	3.0%	(0.6% )	(0.2% )
Return on average tangible shareholders’ equity[a]	3.6%	(3.6% )	3.6%	(0.7% )	(0.3% )
Cost: income ratio	77%	73%	76%	84%	84%

Performance measures excluding litigation and conduct[b]
Profit before tax	5,701	4,748	4,593	5,533	4,120
Attributable profit/(loss)	3,530	(772)	2,908	3,570	2,326
Return on average tangible shareholders’ equity	8.5%	(1.2% )	6.2%	7.6%	4.9%
Cost: income ratio	66%	68%	70%	64%	71%

Notes

a

The profit after tax attributable to other equity instrument holders of £752m (2017: £639m) is offset by a tax credit recorded in reserves of £203m (2017: £174m). The net amount of £549m (2017: £465m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity

b	Refer to pages 197 to 200 for further information and calculations of performance measures excluding litigation and conduct.

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

180 Barclays PLC 2018 Annual Report on Form 20-F

Financial review

Income statement commentary

2018 compared to 2017

Profit before tax was £3,494m (2017: £3,541m). Excluding litigation and conduct charges, profit before tax increased 20% to £5,701m driven by an improvement in credit impairment charges and a reduction in operating expenses. The 3% depreciation of average USD against GBP adversely impacted profits.

Total income was £21,136m (2017: £21,076m). Barclays UK income was stable as lower interest margins were offset by strong balance sheet growth. Barclays International income growth in Markets, which increased 9%, was offset by lower Banking income, primarily from a 20% decrease in Corporate lending income reflecting the strategy of redeploying RWAs to higher returning businesses. Consumer, Cards and Payments income growth was offset by the non-recurrence of prior year one-offs, from a US asset card sale and a valuation gain on Barclays’ preference shares in Visa Inc. Head Office income was a net expense of £273m (2017: £159m), and the Group benefited from the non-recurrence of negative income associated with the former Non-Core division, which was closed on 1 July 2017.

Credit impairment charges decreased 37% to £1,468m primarily driven by single name recoveries, updates to consensus-based macroeconomic forecasts in the UK and US during the year, the non-recurrence of single name charges in 2017, portfolio adjustments as IFRS 9 has continued to embed and the prudent management of credit risk, including the impact of repositioning the US cards portfolio towards a lower risk mix. This decrease was partially offset by a Q4 2018 £150m specific charge for the impact of the anticipated economic uncertainty in the UK. The Barclays Group loan loss rate was 44bps (2017: 57bps).

Operating expenses of £13,896m (2017: £14,249m) reduced 2% as continued investment to grow the business and improve future operating efficiency was more than offset by elimination of legacy costs, productivity savings and a lower bank levy charge due to a reduction in the levy rate and the impact of prior year adjustments. The cost: income ratio, excluding litigation and conduct, reduced to 66% (2017: 68%).

Total operating expenses of £16,243m (2017: £15,456m) included litigation and conduct charges of £2,207m (2017: £1,207m) and a £140m charge for GMP in relation to the equalisation of obligations for members of the Barclays Bank UK Retirement Fund (UKRF). There was no capital impact of the GMP charge as, at 31 December 2018, the UKRF remained in accounting surplus.

Other net income declined to £69m (2017: £257m) primarily reflecting the non-recurrence of gains on the sales of Barclays’ share in VocaLink and a joint venture in Japan in Q2 2017.

The Group’s effective tax rate reduced to 32.1% (2017: 63.3%). This rate included a one-off net charge due to the re-measurement of DTAs as a result of the reduction in the US federal corporate income tax rate. The underlying effective tax rate was 20.9% (2017: 29.4%), due to the lower US federal corporate income tax rate and the beneficial impact of adjustments to prior periods recognised in 2018.

The Group’s underlying effective tax rate for future periods, is expected to be in the low-to mid-20 percents, excluding the impact of the future accounting change that will require tax relief on payments in relation to AT1 instruments to be recognised in the income statement, as opposed to retained earnings.

Attributable profit was £1,394m (2017: loss of £1,922m). This reflected the non-recurrence of a £2.5bn loss related to the sell down of BAGL and a tax charge of £1,122m compared to a 2017 charge of £2,240m which included a one-off net charge of £0.9bn due to the re-measurement of US DTAs.

RoE was 3.1% (2017: negative 3.1%). RoTE was 8.5% (2017: negative 1.2%) and earnings per share was 21.9p (2017: loss per share of 3.5p), excluding litigation and conduct. Statutory RoTE was 3.6% (2017: negative 3.6%) and basic earnings per share was 9.4p (2017: loss per share 10.3p).

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

The effective tax rate on profit before tax increased to 63.3% (2016: 30.7%) principally due to a one-off tax charge of £1,177m due to the remeasurement of US DTAs as a result of the US Tax Cuts and Jobs Act, partially offset by an unrelated £276m increase in US DTAs due to a remeasurement of Barclays Bank PLC’s US branch DTAs.

Loss after tax in respect of the Africa Banking discontinued operation of £2,195m included a £1,090m impairment of Barclays’ holding in BAGL and a £1,435m loss on the sale of 33.7% of BAGL’s issued share capital, primarily due to recycling of currency translation reserve losses to the income statement on accounting deconsolidation.

RoE was negative 3.1% (2016: positive 3.0%). RoTE was negative 3.6% (2016: positive 3.6%) and basic loss per share was 10.3p (2016: earnings per share of 10.4p). Excluding litigation and conduct, losses related to the sell down of BAGL and the one-off net charge due to the remeasurement of US DTAs, RoTE was 5.6% and earnings per share was 16.2p.

Barclays PLC 2018 Annual Report on Form 20-F 181

Financial review

Consolidated summary balance sheet

As at 31 December	2018 £m	2017[a] £m	2016[a] £m	2015[a] £m	2014[a] £m
Assets
Cash and balances at central banks	177,069	171,082	102,353	49,711	39,695
Cash collateral and settlement balances	77,222	77,168	90,135	82,980	103,403
Loans and advances at amortised cost	326,406	324,048	345,900	357,586	366,475
Reverse repurchase agreements and other similar secured lending	2,308	12,546	13,454	28,187	131,753
Trading portfolio assets	104,187	113,760	80,240	77,348	114,717
Financial assets at fair value through the income statement	149,648	116,281	78,608	76,830	38,300
Derivative financial instruments	222,538	237,669	346,626	327,709	439,909
Financial investments	–	58,915	63,317	90,267	86,066
Financial assets at fair value through other comprehensive income	52,816	–	–	–	–
Assets included in disposal groups classified as held for sale	–	1,193	71,454	7,364	–
Other assets	21,089	20,586	21,039	22,030	37,588
Total assets	1,133,283	1,133,248	1,213,126	1,120,012	1,357,906
Liabilities
Deposits at amortised cost	394,838	398,701	390,744	390,307	384,105
Cash collateral and settlement balances	67,522	68,143	80,648	75,015	101,989
Repurchase agreements and other similar secured borrowings	18,578	40,338	19,760	25,035	124,479
Debt securities in issue[b]	82,286	73,314	75,932	69,150	86,099
Subordinated liabilities	20,559	23,826	23,383	21,467	21,153
Trading portfolio liabilities	37,882	37,351	34,687	33,967	45,124
Financial liabilities designated at fair value	216,834	173,718	96,031	91,745	56,972
Derivative financial instruments	219,643	238,345	340,487	324,252	439,320
Liabilities included in disposal groups classified as held for sale	–	–	65,292	5,997	–
Other liabilities	11,362	13,496	14,797	17,213	32,707
Total liabilities	1,069,504	1,067,232	1,141,761	1,054,148	1,291,948
Equity
Called up share capital and share premium	4,311	22,045	21,842	21,586	20,809
Other equity instruments	9,632	8,941	6,449	5,305	4,322
Other reserves	5,153	5,383	6,051	1,898	2,724
Retained earnings	43,460	27,536	30,531	31,021	31,712
Total equity excluding non-controlling interests	62,556	63,905	64,873	59,810	59,567
Non-controlling interests	1,223	2,111	6,492	6,054	6,391
Total equity	63,779	66,016	71,365	65,864	65,958
Total liabilities and equity	1,133,283	1,133,248	1,213,126	1,120,012	1,357,906

Net asset value per ordinary share	309p	322p	344p	324p	335p
Tangible net asset value per share	262p	276p	290p	275p	285p
Number of ordinary shares of Barclays PLC (in millions)	17,133	17,060	16,963	16,805	16,498

Year-end USD exchange rate	1.28	1.35	1.23	1.48	1.56
Year-end EUR exchange rate	1.12	1.13	1.17	1.36	1.28

Notes

a

Barclays introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. The comparatives for the prior years have been updated to reflect this presentation change. Further detail on the adoption of new accounting policies can be found in Note 1 on page 216 to 218, Note 42 on page 297 to 304 and the Credit risk disclosures on pages 103 to 129.

b	Debt securities in issue include covered bonds of £8.5bn (2017: £12.4bn).

182 Barclays PLC 2018 Annual Report on Form 20-F

Financial review

Balance sheet commentary

Total assets

Total assets remained flat at £1,133bn.

Cash and balances at central banks increased £6bn to £177bn, as cash contributed more to the Group liquidity pool. Cash collateral and settlement balances remained flat at £77bn.

Loans and advances at amortised cost increased £2bn to £326bn as £10bn of new lending, principally in mortgages and corporate lending, and the reclassification £5bn of held to maturity securities from financial investments was offset by the effects of the transition to IFRS 9.

Reverse repurchase agreements and other similar secured lending decreased £10bn to £2bn reflecting the reclassification to financial assets at fair value through the income statement on transition to IFRS 9.

Trading portfolio assets decreased £10bn to £104bn. Financial assets at fair value through the income statement increased £34bn to £150bn primarily due to the impact arising from the transition to IFRS 9 and increased reverse repurchase agreements activity.

Derivative financial instrument assets decreased from £238bn to £223bn which is consistent with the movement in derivative financial instrument liabilities. The decrease in both was as a result of an increase in major interest rate forward curves and the adoption of daily settlement under the London Clearing House (LCH), partially offset by increased foreign exchange and equity derivative volumes.

Financial investments have been reclassified to financial assets at fair value through other comprehensive income following the implementation of IFRS 9. As part of the reclassification £5bn of held to maturity securities were classified as loans and advances at amortised cost.

Total liabilities

Total liabilities increased £3bn to £1,070bn.

Deposits at amortised cost decreased £4bn to £395bn as the effects of transition to IFRS 9 more than offset substantial and targeted increases in Barclays International deposits and strong deposit growth in Barclays UK.

Cash collateral and settlement balances remained flat at £68bn.

Repurchase agreements and other similar secured borrowing decreased £21bn to £19bn reflecting the reclassification to financial liabilities at fair value on transition to IFRS 9.

Debt securities in issue increased from £73bn to £82bn due to net issuances of bonds, medium term notes and commercial paper used to manage the Group liquidity pool. Subordinated liabilities decreased by £3bn to £21bn as a result of various redemptions during the year.

Trading portfolio liabilities increased £1bn to £38bn. Financial liabilities designated at fair value increased £43bn to £217bn primarily as a result of the effects of transition to IFRS 9 and additional client margin deposits from the growth of the Equities business.

Derivative financial instruments decreased from £238bn to £220bn in line with the decrease in derivative financial instrument assets.

Total shareholders’ equity

Total shareholders’ equity decreased £1bn to £63bn.

Share capital and share premium decreased £17.7bn to £4.3bn. In September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17.9bn credited to retained earnings.

Other equity instruments increased £0.7bn to £9.6bn primarily due the issuance of one USD AT1 security with a principal amount of $2.5bn partially offset by a redemption of one USD AT1 security with a principal amount of $2.0bn.

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition. Following the adoption of IFRS 9, accumulated fair value changes of £228m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

The decrease in the year of £0.6bn was primarily driven by changes in the fair value of bonds held and a decrease in the Absa Group Limited share price.

The cash flow hedging reserve has decreased £0.5bn to £0.7bn as a result of the fair value movements of interest rate swaps held for hedging purposes as interest rate forward curves increased whilst gains transferred to net profit.

The currency translation reserve increased £0.8bn reflecting the increase in value of period end USD against GBP.

Excluding the impact on transition to IFRS 9 of £2bn, retained earnings increased £18bn as a result of the cancellation of the Group’s share premium account and profits for the year.

Net asset value per share decreased to 309p (2017: 322p).

Tangible net asset value per share decreased to 262p (2017: 276p) as profit before tax was more than offset by the impact of implementing IFRS 9, the redemption of preference shares and dividends paid in the year.

Barclays PLC 2018 Annual Report on Form 20-F 183

Financial review

Analysis of results by business

Barclays UK

	2018 £m	2017 £m	2016 £m
Income statement information
Net interest income	6,028	6,086	6,048
Net fee, commission and other income	1,355	1,297	1,469
Total income	7,383	7,383	7,517
Credit impairment charges and other provisions	(826)	(783)	(896)
Net operating income	6,557	6,600	6,621
Operating costs	(4,075)	(4,030)	(3,792)
UK bank levy	(46)	(59)	(48)
Litigation and conduct	(483)	(759)	(1,042)
Total operating expenses	(4,604)	(4,848)	(4,882)
Other net income/(expenses)	3	(5)	(1)
Profit before tax	1,956	1,747	1,738
Attributable profit	1,158	853	828

Balance sheet information

Loans and advances to customers at amortised cost	£187.6bn	£183.8bn	£166.4bn
Total assets	£249.7bn	£237.4bn	£209.6bn
Customer deposits at amortised cost	£197.3bn	£193.4bn	£189.0bn
Loan: deposit ratio	96%	95%	89%
Risk weighted assets	£75.2bn	£70.9bn	£67.5bn

Key facts

Average LTV of mortgage portfolio	48%	48%	48%
Average LTV of new mortgage lending	65%	64%	63%
Number of branches	1,058	1,208	1,305
Mobile banking active customers	7.3m	6.4m	5.4m
30 day arrears rate - Barclaycard Consumer UK	1.8%	1.8%	1.9%
Number of employees (full time equivalent)[a]	22,600	22,800	36,000

Performance measures

Return on average allocated equity	8.8%	6.6%	6.4%
Average allocated equity	£13.6bn	£13.6bn	£13.4bn
Return on average allocated tangible equity	11.9%	9.8%	9.6%
Average allocated tangible equity	£10.0bn	£9.1bn	£8.9bn
Cost: income ratio	62%	66%	65%
Loan loss rate (bps)[b]	43	42	52
Net interest margin	3.23%	3.49%	3.62%

Performance measures excluding litigation and conduct[c]

Profit before tax	2,439	2,506	2,780
Attributable profit	1,630	1,586	1,862

Return on average allocated tangible equity	16.7%	17.8%	21.3%
Cost: income ratio	56%	55%	51%
Notes

a

As a result of the establishment of Barclays Execution Services in September 2017, employees who are now employed by Barclays Execution Services and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.

b	Comparatives calculated based on gross loans and advances at amortised cost prior to the balance sheet presentation change and IAS 39 impairment charge.
c	Refer to pages 197 to 200 for further information and calculations of performance measures excluding litigation and conduct.

184 Barclays PLC 2018 Annual Report on Form 20-F

Analysis of Barclays UK
	2018 £m	2017 £m	2016 £m
Analysis of total income
Personal Banking[a]	4,006	4,214	4,334
Barclaycard Consumer UK	2,104	1,977	2,022
Business Banking[a]	1,273	1,192	1,161
Total income	7,383	7,383	7,517

Analysis of credit impairment charges and other provisions

Personal Banking[a]	(173)	(221)	(200)
Barclaycard Consumer UK	(590)	(541)	(683)
Business Banking[a]	(63)	(21)	(13)
Total credit impairment charges and other provisions	(826)	(783)	(896)

Analysis of loans and advances to customers at amortised cost

Personal Banking[a]	£146.0bn	£141.3bn	£138.5bn
Barclaycard Consumer UK	£15.3bn	£16.4bn	£16.5bn
Business Banking[a]	£26.3bn	£26.1bn	£11.4bn
Total loans and advances to customers at amortised cost	£187.6bn	£183.8bn	£166.4bn

Analysis of customer deposits at amortised cost

Personal Banking[a]	£154.0bn	£153.1bn	£156.3bn
Barclaycard Consumer UK	–	–	–
Business Banking[a]	£43.3bn	£40.3bn	£32.7bn
Total customer deposits at amortised cost	£197.3bn	£193.4bn	£189.0bn

Note

a	In Q218, Wealth was reclassified from Wealth, Entrepreneurs & Business Banking (now named Business banking) to Personal Banking. Comparatives have been restated.

Barclays PLC 2018 Annual Report on Form 20-F 185

Financial review

Analysis of results by business

2018 compared to 2017

RoE was 8.8% (2017: 6.6%). RoTE excluding litigation and conduct was 16.7% (2017: 17.8%) reflecting the continuing strength of Barclays UK business. Including litigation and conduct charges of £483m (2017: £759m), RoTE increased to 11.9% (2017: 9.8%).

Total income was stable at £7,383m (2017: £7,383m) as lower interest margins were offset by strong balance sheet growth in secured lending and customer deposits.

Personal Banking income decreased 5% to £4,006m as continued momentum in mortgage lending and growth in customer deposits was more than offset by the non-recurrence of an update to effective interest rate modelling in Q4 2017, a valuation gain on Barclays’ preference shares in Visa Inc. in Q1 2017, and the realignment of clients from Barclays UK to Barclays International as part of structural reform. Barclaycard Consumer UK income increased 6% to £2,104m reflecting a focus on sustainable growth and the non-recurrence of remediation provisioning in H2 2017. Business

Banking income increased 7% to £1,273m driven by strong deposit growth and the realignment of clients from Barclays International to Barclays UK as part of structural reform.

Net interest margin decreased 26bps to 3.23% reflecting growth in secured lending at lower margins and the integration of the ESHLA portfolio.

Credit impairment charges increased 5% to £826m primarily due to a Q4 2018 £100m specific charge for the impact of the anticipated economic uncertainty in the UK. This was partially offset by improved consensus-based macroeconomic forecasts during the year and the continued prudent management of credit risk reflected in the broadly stable 30 and 90 day arrears rates in UK cards of 1.8% (2017: 1.8%) and 0.9% (2017: 0.8%) respectively.

Operating expenses excluding litigation and conduct increased 1% to £4,121m as continued investment to grow the business including digitisation of the bank and improvements to future operating efficiency, were partially offset by cost efficiencies and lower costs of setting up the ring-fenced bank. The cost: income ratio excluding litigation and conduct was 56% (2017: 55%).

Loans and advances to customers at amortised cost increased 2% to £187.6bn reflecting £4.6bn of mortgage growth.

Total assets increased 5% to £249.7bn reflecting increases in the liquidity pool including the transfer of treasury assets from Head Office and loans and advances to customers.

Customer deposits at amortised cost increased 2% to £197.3bn as strong deposit growth was partially offset by the net realignment of clients between Barclays UK and Barclays International as part of structural reform.

RWAs increased to £75.2bn (December 2017: £70.9bn) primarily due to growth in mortgages and UK cards and regulatory methodology changes for the ESHLA portfolio.

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

Personal Banking income decreased 3% to £4,214m driven by the non-recurrence of the Visa gain and the impact of the UK base rate reduction in 2016, partially offset by deposit pricing initiatives, growth in balances and an update to effective interest rate modelling. Barclaycard Consumer UK income decreased 2% to £1,977m reflecting a provision for remediation in H2 2017. Business Banking income increased 3% to £1,192m driven by the non-recurrence of the Visa gain, partially offset by growth in balances.

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

Loans and advances to customers at amortised cost increased 10% to £183.8bn and total assets increased 13% to £237.4bn reflecting the integration of the ESHLA portfolio from Non-Core into Business Banking on 1 July 2017 and mortgage growth in Personal Banking in H2 2017.

Customer deposits at amortised cost increased 2% to £193.4bn due to deposit growth, partially offset by the realignment of clients between Barclays UK and Barclays International in preparation for structural reform.

RWAs increased to £70.9bn (December 2016:

£67.5bn) reflecting the integration of the

ESHLA portfolio.

186 Barclays PLC 2018 Annual Report on Form 20-F

Barclays International

	2018 £m	2017 £m	2016 £m
Income statement information
Net interest income	3,815	4,307	4,512
Net trading income	4,450	3,971	4,580
Net fee, commission and other income	5,761	6,104	5,903
Total income	14,026	14,382	14,995
Credit impairment charges and other provisions	(658)	(1,506)	(1,355)
Net operating income	13,368	12,876	13,640
Operating costs	(9,324)	(9,321)	(9,129)
UK bank levy	(210)	(265)	(284)
Litigation and conduct	(127)	(269)	(48)
Total operating expenses	(9,661)	(9,855)	(9,461)
Other net income	68	254	32
Profit before tax	3,775	3,275	4,211
Attributable profit	2,441	847	2,412

Balance sheet information
Loans and advances at amortised cost	£127.2bn	£126.8bn	£153.7bn
Trading portfolio assets	£104.0bn	£113.0bn	£73.2bn
Derivative financial instrument assets	£222.1bn	£236.2bn	£156.2bn
Derivative financial instrument liabilities	£219.6bn	£237.8bn	£160.6bn
Financial assets at fair value through the income statement	£144.7bn	£104.1bn	£62.3bn
Total assets	£862.1bn	£856.1bn	£648.5bn
Deposits at amortised cost	£197.2bn	£187.3bn	£184.7bn
Loan: deposit ratio	65%	68%	83%
Risk weighted assets	£210.7bn	£210.3bn	£212.7bn

Key facts
Number of employees (full time equivalent)[a]	12,400	11,500	36,900

Performance measures
Return on average allocated equity	8.1%	3.2%	8.8%
Average allocated equity	£32.3bn	£30.5bn	£28.2bn
Return on average allocated tangible equity	8.4%	3.4%	9.8%
Average allocated tangible equity	£31.0bn	£28.1bn	£25.5bn
Cost: income ratio	69%	69%	63%
Loan loss rate (bps)[b]	50	75	63
Net interest margin	4.11%	4.16%	3.98%

Performance measures excluding litigation and conduct[c]
Profit before tax	3,902	3,544	4,259
Attributable profit	2,547	1,107	2,457
Return on average allocated tangible equity	8.7%	4.4%	9.9%
Cost: income ratio	68%	67%	63%

Notes

a

As a result of the establishment of Barclays Execution Services in September 2017, employees who are now employed by Barclays Execution Services and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.

b	Comparatives calculated based on gross loans and advances at amortised cost prior to the balance sheet presentation change and IAS 39 impairment charge.
c	Refer to pages 197 to 200 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC 2018 Annual Report on Form 20-F 187

Financial review

Analysis of results by business

Analysis of Barclays International
Corporate and Investment Bank	2018 £m	2017 £m	2016 £m
Income statement information
FICC[a]	2,863	2,875	3,489
Equities	2,037	1,629	1,790
Markets	4,900	4,504	5,279
Banking fees	2,531	2,612	2,397
Corporate lending	878	1,093	1,195
Transaction banking	1,627	1,629	1,657
Banking	5,036	5,334	5,249
Other	(171)	40	5
Total income	9,765	9,878	10,533
Credit impairment releases/(charges) and other provisions	150	(213)	(260)
Net operating income	9,915	9,665	10,273
Operating expenses	(7,281)	(7,475)	(7,579)
Litigation and conduct	(68)	(267)	(45)
Total operating expenses	(7,349)	(7,742)	(7,624)
Other net income	27	133	1
Profit before tax	2,593	2,056	2,650

Balance sheet information
Loans and advances at amortised cost	£86.4bn	£88.2bn	£114.0bn
Deposits at amortised cost	£136.3bn	£128.0bn	£134.0bn
Risk weighted assets	£170.9bn	£176.2bn	£178.6bn

Performance measures
Return on average allocated equity	6.8%	1.1%	5.8%
Average allocated equity	£26.2bn	£24.9bn	£23.2bn
Return on average allocated tangible equity	6.9%	1.1%	6.1%
Average allocated tangible equity	£26.0bn	£24.0bn	£21.9bn

Performance measures excluding litigation and conduct[b]
Profit before tax	2,661	2,323	2,695
Return on average allocated tangible equity	7.1%	2.2%	6.3%

Consumer, Cards and Payments
Income statement information
Total income	4,261	4,504	4,462
Credit impairment charges and other provisions	(808)	(1,293)	(1,095)
Net operating income	3,453	3,211	3,367
Operating expenses	(2,253)	(2,111)	(1,834)
Litigation and conduct	(59)	(2)	(3)
Total operating expenses	(2,312)	(2,113)	(1,837)
Other net income	41	121	31
Profit before tax	1,182	1,219	1,561

Balance sheet information
Loans and advances at amortised cost	£40.8bn	£38.6bn	£39.7bn
Deposits at amortised cost	£60.9bn	£59.3bn	£50.7bn
Risk weighted assets	£39.8bn	£34.1bn	£34.1bn

Key facts
30 day arrears rates - Barclaycard US	2.7%	2.6%	2.6%
Total number of Barclaycard business clients	374,000	366,000	355,000
Value of payments processed	£344bn	£322bn	£296bn

Performance measures
Return on average allocated equity	13.5%	12.5%	23.1%
Average allocated equity	£6.1bn	£5.6bn	£5.0bn
Return on average allocated tangible equity	16.5%	16.7%	31.4%
Average allocated tangible equity	£5.0bn	£4.2bn	£3.6bn

Performance measures excluding litigation and conduct[b]
Profit before tax	1,241	1,221	1,564
Return on average allocated tangible equity	17.3%	16.8%	31.5%

Notes
a	Fixed income, currencies and commodities (FICC) is composed of Credit and Macro income.
b	Refer to pages 197 to 200 for more information and calculations of performance measures excluding litigation and conduct.

188 Barclays PLC 2018 Annual Report on Form 20-F

2018 compared to 2017

RoE was 8.1% (2017: 3.2%), CIB RoE was 6.8% (2017: 1.1%) and Consumer, Cards and Payments RoE was 13.5% (2017: 12.5%). Profit before tax increased 10% to £3,902m achieving a RoTE of 8.7% (2017: 4.4%), reflecting improved returns in both CIB of 7.1% (2017: 2.2%) and Consumer, Cards and Payments of 17.3% (2017: 16.8%) excluding litigation and conduct.

The 3% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses.

Total income was £14,026m (2017: £14,382m)

CIB income of £9,765m decreased 1% as Markets income increased 9% to £4,900m, reflecting gains in market sharea, offset by a decrease in Banking income of 6% to £5,036m.

FICC income was stable at £2,863m (2017: £2,875m) with significant share gains despite a challenging environment. Equities income increased 25% to £2,037m becoming one of the highest growing Equities franchises relative to peers, substantially improving our global ranking. This was driven by strength in derivatives and continued growth in the equity financing franchise through increased client balances, together with technology investment, which resulted in higher electronic revenues.

Banking fee income decreased 3% to £2,531m as Barclays maintained its highest rank and global fee share in 4 years, including a record year in Advisory, which was more than offset by debt and equity underwriting fees being down across the industry. Corporate lending income reduced 20% to £878m reflecting the strategy of redeploying RWAs within the CIB towards higher returning business and the transfer of clients between Barclays UK and Barclays International as part of structural reform. Transaction banking income was stable at £1,627m (2017: £1,629m) as strong and targeted growth in deposits was offset by the transfer of clients between Barclays UK and Barclays International as part of structural reform.

Consumer, Cards and Payments income decreased 5% to £4,261m. Excluding material one-off items in both 2017 and 2018, related to US cards portfolio sales and revaluation of Barclays preference shares in Visa Inc, underlying income increased due to growth in US cards.

Credit impairment charges decreased 56% to £658m. CIB credit impairment charges decreased to a release of £150m (2017: charge of £213m) primarily due to single name recoveries, improved consensus-based macroeconomic forecasts during the year, the non-recurrence of single name charges in 2017 and the prudent management of credit risk, partially offset by a Q4 2018 £50m specific charge for the anticipated economic uncertainty in the UK. Consumer, Cards and Payments credit impairment charges decreased 38% to £808m reflecting the non-recurrence of a £168m charge in Q3 2017 relating to deferred consideration from the Q1 2017 asset sale in US cards, improved consensus-based macroeconomic forecasts in the US and the impact of repositioning the US cards portfolio towards a lower risk mix.

Total operating expenses decreased 2% to £9,661m as continued investments in business growth, talent and technology were offset by lower restructuring and structural reform costs, and a reduced impact from the change in compensation awards introduced in Q4 2016.

Other net income decreased to £68m (2017: £254m) due to the non-recurrence of a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan in Q2 2017.

Attributable profit increased to £2,441m (2017: £847m) as 2017 was impacted by the one-off tax charge due to the re-measurement of US DTAs.

Loans and advances at amortised cost remained broadly flat at £127.2bn (December 2017: £126.8bn).

Derivative financial instrument assets and liabilities decreased £14.1bn to £222.1bn and £18.2bn to £219.6bn respectively, due to a decrease in interest rate derivatives, driven by an increase in major interest rate forward curves, and the adoption of daily settlement under the London Clearing House (LCH) rules, partially offset by increased foreign exchange and equity derivative volumes.

Financial assets at fair value through the income statement increased £40.6bn to £144.7bn primarily due to the impact of the transition to IFRS 9 and increased reverse repurchase agreements activity.

Total assets increased £6.0bn to £862.1bn including the transfer of treasury assets from Head Office.

Deposits at amortised cost increased £9.9bn to £197.2bn, due to the integration of treasury liabilities from Head Office and a strong and targeted increase in deposits.

RWAs are in line at £210.7bn (December 2017: £210.3bn) as reductions in CIB were offset by increased lending in Consumer, Cards & Payments.

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

Markets income decreased 15% to £4,504m. Macro income decreased driven by lower market volatility in rates, the exit of the energy-related commodities business and the integration of Non-Core assets on 1 July 2017. Credit income increased due to improved performance in municipals. Equities income decreased 9% to £1,629m driven by US equity derivatives as a result of lower market volatility, partially offset by improved performance in equity financing.

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

Consumer, Cards and Payments income increased 1% to £4,504m driven by continued business growth, a gain of £192m relating to the Q1 2017 asset sale in US Cards and a valuation gain on Barclays’ preference shares in Visa Inc. of £74m, partially offset by the non-recurrence of the £464m gain on the disposal of Barclays’ share of Visa Europe Limited in 2016.

Note
a	All markets ranks and shares; Coalition, FY18 Preliminary Competitor Analysis based on the Coalition Index and Barclays’ internal business structure.

Barclays PLC 2018 Annual Report on Form 20-F 189

Financial review

Analysis of results by business

Credit impairment charges increased 11% to £1,506m, including the appreciation of average USD and EUR against GBP. CIB credit impairment charges decreased 18% to £213m primarily due to the non-recurrence of oil and gas single name charges in 2016, offset by a single name charge in 2017. Consumer, Cards and Payments credit impairment charges increased 18% to £1,293m primarily due to a £168m charge in Q3 2017 relating to deferred consideration from the Q1 2017 asset sale in US Cards, an increase in underlying delinquency trends and business growth in US Cards. This was partially offset by the non-recurrence of a £120m charge in 2016 following the management review of the cards portfolio impairment modelling. The 30 and 90 day arrears rates within US Cards were stable at 2.6% (December 2016: 2.6%) and 1.3% (December 2016: 1.3%) respectively, including a benefit from the Q1 2017 asset sale in US Cards.

Operating expenses increased 4% to £9,855m, including the appreciation of average USD and EUR against GBP. CIB operating expenses increased 2% to £7,742m reflecting a provision of £240m in respect of foreign exchange matters recognised in Q4 2017, continued investment in technology, partially offset by lower restructuring charges and the reduced impact of the change in compensation awards introduced in Q4 2016. Consumer, Cards and Payments increased 15% to £2,113m including continued growth and investment, primarily within the US Cards and merchant acquiring businesses.

Other net income increased to £254m (2016: £32m) due to a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan.

Attributable profit reduced to £847m (2016: £2,412m) including the net tax charge due to the remeasurement of US DTAs in Q4 2017.

Loans and advances at amortised cost decreased £26.9bn to £126.8bn with CIB decreasing £25.8bn to £88.2bn due to a reduction in lending. Consumer, Cards and Payments decreased £1.1bn to £38.6bn due to the depreciation of period end USD against GBP, partially offset by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform.

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

Financial assets at fair value through income statement increased £41.8bn to £104.1bn primarily due to increased reverse repurchase agreements activity.

Deposits at amortised cost increased £2.6bn to £187.3bn, with Consumer, Cards and Payments increasing £8.6bn to £59.3bn driven by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform. CIB decreased £6bn from a reduction in deposits within the Investment Bank.

RWAs decreased £2.4bn to £210.3bn due to the net impact of the remeasurement of US DTAs and the depreciation of period end USD against GBP, partially offset by increased trading portfolio and securities financing transaction volumes.

190 Barclays PLC 2018 Annual Report on Form 20-F

Head Office

	2018 £m	2017 £m	2016 £m
Income statement information
Net interest income	(781)	(435)	(183)
Net fee, commission and other income	508	276	286
Total income	(273)	(159)	103
Credit impairment charges and other provisions	16	(17)	–
Net operating (expenses)/income	(257)	(176)	103
Operating costs	(228)	(277)	(135)
UK bank levy	(13)	(41)	(2)
GMP charge	(140)	–	–
Litigation and conduct	(1,597)	(151)	(27)
Total operating expenses	(1,978)	(469)	(164)
Other net (expenses)/income	(2)	(189)	128
(Loss)/profit before tax	(2,237)	(834)	67
Attributable (loss)/profit	(2,205)	(868)	110

Balance sheet information
Total assets	£21.5bn	£39.7bn	£75.2bn
Risk weighted assets	£26.0bn	£31.8bn	£53.3bn

Key facts
Number of employees (full time equivalent)[a]	48,500	45,600	100

Performance measures
Average allocated equity	£6.2bn	£10.6bn	£8.0bn
Average allocated tangible equity	£3.1bn	£9.3bn	£6.5bn

Performance measures excluding litigation and conduct[b]
Profit before tax	(640)	(683)	94
Attributable profit	(647)	(731)	133

Notes

a

As a result of the establishment of Barclays Execution Services in September 2017, employees who are now employed by Barclays Execution Services and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.

b	Refer to pages 197 to 200 for more information and calculations of performance measures excluding litigation and conduct.

2018 compared to 2017

Loss before tax excluding litigation and conduct was £640m (2017: £683m). Including litigation and conduct charges of £1,597m (2017: £151m) primarily related to the £1,420m settlement with the US DoJ relating to RMBS, loss before tax was £2,237m (2017: £834m).

Total income was an expense of £273m (2017: £159m) reflecting legacy capital instrument funding costs of £351m and hedge accounting expenses. This was partially offset by a one-off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition in Q2 2018, lower net expenses from treasury operations, higher Absa Group

Limited dividend income and mark-to-market gains on legacy investments.

Operating expenses excluding litigation and conduct and a GMP charge, reduced to £241m (2017: £318m) driven by lower costs associated with legacy Non-Core assets and businesses, and reduced bank levy. Total operating expenses of £1,978m (2017: £469m) included litigation and conduct charges of £1,597m (2017: £151m) and a £140m charge for GMP in relation to the equalisation of obligations for members of the Barclays Bank UKRF.

Other net expenses were £2m (2017: £189m) due to non-recurrence of a £180m expense in Q2 2017 on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt.

Total assets decreased to £21.5bn (December 2017: £39.7bn) reflecting the transfer of treasury assets to Barclays UK and Barclays International as part of structural reform.

RWAs decreased to £26.0bn (December 2017: £31.8bn) reflecting the net reduction due to BAGL regulatory deconsolidation.

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

Barclays PLC 2018 Annual Report on Form 20-F 191

Financial review

Analysis of results by business

Barclays Non-Core

	2018 £m	2017[a] £m	2016 £m
Income statement information
Net interest income	–	(112)	160
Net trading income	–	(488)	(1,703)
Net fee, commission and other income	–	70	379
Total income	–	(530)	(1,164)
Credit impairment charges and other provisions	–	(30)	(122)
Net operating expenses	–	(560)	(1,286)
Operating costs	–	(256)	(1,509)
UK bank levy	–	–	(76)
Litigation and conduct	–	(28)	(246)
Total operating expenses	–	(284)	(1,831)
Other net income	–	197	331
Loss before tax	–	(647)	(2,786)
Attributable loss	–	(419)	(1,916)

Balance sheet information
Loans and advances to banks and customers at amortised cost	–	–	£51.1bn
Derivative financial instrument assets	–	–	£188.7bn
Derivative financial instrument liabilities	–	–	£178.6bn
Financial assets designated at fair value	–	–	£14.5bn
Total assets	–	–	£279.7bn
Customer deposits	–	–	£12.5bn
Risk weighted assets	–	–	£32.1bn

Key facts
Number of employees (full time equivalent)	–	–	5,500

Note

a	Represents financial results for the six months ended 30 June 2017.

The Barclays Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Barclays Group’s results for the year ended 31 December 2017.

192 Barclays PLC 2018 Annual Report on Form 20-F

  Discontinued Operation: Africa Banking

	2018 £m	2017[a] £m	2016 £m
Income statement information
Net interest income	–	1,024	2,169
Net fee, commission and other income	–	762	1,577
Total income	–	1,786	3,746
Credit impairment charges and other provisions	–	(177)	(445)
Net operating income	–	1,609	3,301
Operating expenses excluding UK bank levy and impairment of Barclays’ holding in BAGL	–	(1,130)	(2,345)
UK bank levy	–	–	(65)
Other net income excluding loss on sale of BAGL	–	5	6
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	–	484	897
Impairment of Barclays’ holding in BAGL	–	(1,090)	–
Loss on sale of BAGL	–	(1,435)	–
(Loss)/profit before tax	–	(2,041)	897
Tax charge	–	(154)	(306)
(Loss)/profit after tax	–	(2,195)	591
Attributable (loss)/profit	–	(2,335)	189

Balance sheet information
Total assets	–	–	£65.1bn
Risk weighted assets	–	–	£42.3bn

Key facts
Number of employees (full time equivalent)	–	–	40,800

Note

a	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

Following the reduction of the Barclays Group’s interest in BAGL in 2017, Barclays’ remaining holding of 14.9%, for the year ended 31 December 2017 is reported as a financial asset at fair value through other comprehensive income in the Head Office segment, with Barclays’ share of Absa Group Limited’s dividend recognised in the Head Office income statement.

The PRA agreed to Barclays fully deconsolidating BAGL for regulatory reporting purposes effective 30 June 2018. Barclays had been applying proportional consolidation for regulatory purposes since Q2 2017. Barclays’ shareholding in Absa Group Limited of 14.9% is now treated as a 250% risk weighted asset.

Barclays PLC 2018 Annual Report on Form 20-F 193

Financial review

Margins and balances

Margins analysis

Net interest margin decreased 21bps to 3.53% primarily reflecting the full year impact of the integration of Education, Social Housing and Local Authority (ESHLA) portfolio on 1 July 2017, the mix shift given growth in secured lending and the recategorisation of certain treasury income following ring-fencing (from net interest income to non-interest income). Barclays Group net interest income decreased 8% to £9.1bn including gross structural hedge contributions of £1.7bn (2017: £1.7bn).

	2018			2017
For the year ended 31 December	Net interest income £m	Average customer assets £m	Net interest margin %	Net interest income £m	Average customer assets £m	Net interest margin %
Barclays UK	6,028	186,881	3.23	6,086	174,484	3.49
Barclays International[a]	3,966	96,434	4.11	4,326	104,039	4.16
Total Barclays UK and Barclays International	9,994	283,315	3.53	10,412	278,523	3.74
Other[b]	(932)			(567)
Total net interest income	9,062			9,845

Notes

a	Barclays International margins include interest earning lending balances within the investment banking business.
b	Other includes Head Office and non-interest earning lending balances within the investment banking business. Barclays Non-Core is included in the first six months of the comparative period.

194 Barclays PLC 2018 Annual Report on Form 20-F

Financial review

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition

Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 140.

Period end allocated tangible equity

Allocated tangible equity is calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

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

Return on average tangible shareholders’ equity

Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 196.

Return on average allocated tangible equity

Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 196.

Cost: income ratio	Total operating expenses divided by total income.

Loan loss rate

Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 107.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 194.

Tangible net asset value per share

Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 199.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 197 to 200.

Barclays PLC 2018 Annual Report on Form 20-F 195

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

Allocated tangible equity has been calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Attributable profit/(loss) £m	Tax credit in respect of interest payments on other equity instruments £m	Profit/(loss) attributable to ordinary equity holders of the parent £m	Average tangible equity £bn	Return on average tangible equity %
For the year ended 31 December 2018
Barclays UK	1,158	40	1,198	10.0	11.9
Corporate and Investment Bank	1,641	140	1,781	26.0	6.9
Consumer, Cards and Payments	800	18	818	5.0	16.5
Barclays International	2,441	158	2,599	31.0	8.4
Head Office	(2,205)	5	(2,200)	3.1	n/m
Barclays Group	1,394	203	1,597	44.1	3.6

For the year ended 31 December 2017
Barclays UK	853	40	893	9.1	9.8
Corporate and Investment Bank	167	102	269	24.0	1.1
Consumer, Cards and Payments	680	18	698	4.2	16.7
Barclays International	847	120	967	28.1	3.4
Head Office[a]	(868)	4	(864)	9.3	n/m
Barclays Non-Core	(419)	10	(409)	2.4	n/m
Africa Banking discontinued operation[a]	(2,335)	–	(2,335)	n/m	n/m
Barclays Group	(1,922)	174	(1,748)	48.9	(3.6)

For the year ended 31 December 2016
Barclays UK	828	29	857	8.9	9.6
Corporate and Investment Bank	1,270	72	1,342	21.9	6.1
Consumer, Cards and Payments	1,142	11	1,153	3.6	31.4
Barclays International	2,412	83	2,495	25.5	9.8
Head Office[a]	110	(1)	109	6.5	n/m
Barclays Non-Core	(1,916)	17	(1,899)	7.8	n/m
Africa Banking discontinued operation[a]	189	–	189	n/m	n/m
Barclays Group	1,623	128	1,751	48.7	3.6

Note

a	Average allocated tangible equity for Africa Banking is included within Head Office.

196 Barclays PLC 2018 Annual Report on Form 20-F

Performance measures excluding litigation and conduct

	For the year ended 31 December 2018
Cost: income ratio	Barclays UK £m	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Barclays International £m	Head Office £m	Barclays Group £m
Total operating expenses	(4,604)	(7,349)	(2,312)	(9,661)	(1,978)	(16,243)
Impact of litigation and conduct	483	68	59	127	1,597	2,207
Operating expenses	(4,121)	(7,281)	(2,253)	(9,534)	(381)	(14,036)
Total income	7,383	9,765	4,261	14,026	(273)	21,136
Cost: income ratio excluding litigation and conduct	56%	75%	53%	68%	n/m	66%

Profit before tax
Profit/(loss) before tax	1,956	2,593	1,182	3,775	(2,237)	3,494
Impact of litigation and conduct	483	68	59	127	1,597	2,207
Profit/(loss) before tax excluding litigation and conduct	2,439	2,661	1,241	3,902	(640)	5,701

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,158	1,641	800	2,441	(2,205)	1,394
Post-tax impact of litigation and conduct	472	62	44	106	1,558	2,136
Attributable profit/(loss) excluding litigation and conduct	1,630	1,703	844	2,547	(647)	3,530
Tax credit in respect of interest payments on other equity instruments	40	140	18	158	5	203
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,670	1,843	862	2,705	(642)	3,733

Return on average tangible shareholders’ equity
Average shareholders’ equity	£13.6bn	£26.2bn	£6.1bn	£32.3bn	£6.2bn	£52.1bn
Goodwill and intangibles	(£3.6bn )	(£0.2bn )	(£1.1bn )	(£1.3bn )	(£3.1bn )	(£8.0bn )
Average tangible shareholders’ equity	£10.0bn	£26.0bn	£5.0bn	£31.0bn	£3.1bn	£44.1bn

Return on average tangible shareholders’ equity excluding litigation and conduct	16.7%	7.1%	17.3%	8.7%	n/m	8.5%

Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13%						£45.0bn

Barclays Group return on average tangible shareholders’ equity excluding litigation and conduct based on a CET1 ratio of 13%						8.3%

Basic earnings per ordinary share
Basic weighted average number of shares						17,075m

Basic earnings per ordinary share excluding litigation and conduct						21.9p

Barclays PLC 2018 Annual Report on Form 20-F 197

Financial review

Non-IFRS performance measures

	For the year ended 31 December 2017
Cost: income ratio	Barclays UK £m	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Barclays International £m	Head Office[a] £m	Barclays Group[b] £m
Total operating expenses	(4,848)	(7,742)	(2,113)	(9,855)	(469)	(15,456)
Impact of litigation and conduct	759	267	2	269	151	1,207
Operating expenses	(4,089)	(7,475)	(2,111)	(9,586)	(318)	(14,249)
Total income	7,383	9,878	4,504	14,382	(159)	21,076
Cost: income ratio excluding litigation and conduct	55%	76%	47%	67%	n/m	68%

Profit before tax
Profit/(loss) before tax	1,747	2,056	1,219	3,275	(834)	3,541
Impact of litigation and conduct	759	267	2	269	151	1,207
Profit/(loss) before tax excluding litigation and conduct	2,506	2,323	1,221	3,544	(683)	4,748

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	853	167	680	847	(868)	(1,922)
Post-tax impact of litigation and conduct	733	259	1	260	137	1,150
Attributable profit/(loss) excluding litigation and conduct	1,586	426	681	1,107	(731)	(772)
Tax credit in respect of interest payments on other equity instruments	40	102	18	120	4	174
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,626	528	699	1,227	(727)	(598)

Return on average tangible shareholders’ equity
Average shareholders’ equity	£13.6bn	£24.9bn	£5.6bn	£30.5bn	£10.6bn	£57.1bn
Goodwill and intangibles	(£4.4bn )	(£1.0bn )	(£1.4bn )	(£2.4bn )	(£1.4bn )	(£8.2bn )
Average tangible shareholders’ equity	£9.1bn	£24.0bn	£4.2bn	£28.1bn	£9.3bn	£48.9bn

Return on average tangible shareholders’ equity excluding litigation and conduct	17.8%	2.2%	16.8%	4.4%	n/m	(1.2% )

Basic earnings per ordinary share
Basic weighted average number of shares						16,996m
Basic loss per ordinary share excluding litigation and conduct						(3.5p )

Notes

a	Average tangible shareholders’ equity for Africa is included within Head Office.
b	Barclays Group results also included Barclays Non-Core and the Africa Banking discontinued operation.

198 Barclays PLC 2018 Annual Report on Form 20-F

	For the year ended 31 December 2016
Cost: income ratio	Barclays UK £m	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Barclays International £m	Head Office[a] £m	Barclays Group[b] £m
Total operating expenses	(4,882)	(7,624)	(1,837)	(9,461)	(164)	(16,338)
Impact of litigation and conduct	1,042	45	3	48	27	1,363
Operating expenses	(3,840)	(7,579)	(1,834)	(9,413)	(137)	(14,975)
Total income	7,517	10,533	4,462	14,995	103	21,451
Cost: income ratio excluding litigation and conduct	51%	72%	41%	63%	n/m	70%

Profit before tax
Profit before tax	1,738	2,650	1,561	4,211	67	3,230
Impact of litigation and conduct	1,042	45	3	48	27	1,363
Profit before tax excluding litigation and conduct	2,780	2,695	1,564	4,259	94	4,593

Profit attributable to ordinary equity holders of the parent
Attributable profit	828	1,270	1,142	2,412	110	1,623
Post-tax impact of litigation and conduct	1,034	44	1	45	23	1,285
Attributable profit excluding litigation and conduct	1,862	1,314	1,143	2,457	133	2,908
Tax credit in respect of interest payments on other equity instruments	29	72	11	83	(1)	128
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	1,891	1,386	1,154	2,540	132	3,036

Return on average tangible shareholders’ equity
Average shareholders’ equity	£13.4bn	£23.2bn	£5.0bn	£28.2bn	£8.0bn	£57.4bn
Goodwill and intangibles	(£4.5bn )	(£1.4bn )	(£1.3bn )	(£2.7bn )	(£1.4bn )	(£8.7bn )
Average tangible shareholders’ equity	£8.9bn	£21.9bn	£3.6bn	£25.5bn	£6.5bn	£48.7bn

Return on average tangible shareholders’ equity excluding litigation and conduct	21.3%	6.3%	31.5%	9.9%	n/m	6.2%

Basic earnings per ordinary share
Basic weighted average number of shares						16,860m
Basic earnings per ordinary share excluding litigation and conduct						18.0p

Notes

a	Average tangible shareholders’ equity for Africa is included within Head Office.
b	Barclays Group results also included Barclays Non-Core and the Africa Banking discontinued operation.

Tangible net asset value

	2018 £m	2017 £m	2016 £m
Total equity excluding non-controlling interests	62,556	63,905	64,873
Other equity instruments	(9,632)	(8,941)	(6,449)
Shareholder’s equity excluding non-controlling interests attributable to ordinary shareholders of the parent	52,924	54,964	58,424
Goodwill and intangibles[a]	(7,973)	(7,849)	(9,245)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	44,951	47,115	49,179

Shares in issue	17,133m	17,060m	16,963m

Net asset value per share	309p	322p	334p
Tangible net asset value per share	262p	276p	290p

Note

a	Comparative figures for 2016 include goodwill and intangibles in relation to Africa Banking.

Barclays PLC 2018 Annual Report on Form 20-F 199

Profit/(loss) attributable to ordinary equity holders of the parent	2018	2017	2016
	£m	£m	£m

Barclays UK	1,198	893	857

Corporate and Investment Bank	1,781	269	1,342

Consumer, Cards and Payments	818	698	1,153

Barclays International	2,599	967	2,495

Head Office	(2,200)	(864)	109

Barclays Non-Core	-	(409)	(1,899)

Africa Banking discontinued operation	-	(2,335)	189

Barclays Group	1,597	(1,748)	1,751

Average allocated equity[a]	2018	2017	2016

	£bn	£bn	£bn

Barclays UK	13.6	13.6	13.4

Corporate and Investment Bank	26.2	24.9	23.2

Consumer, Cards and Payments	6.1	5.6	5.0

Barclays International	32.3	30.5	28.2

Head Office[b]	6.2	10.6	8.0

Barclays Non-Core	-	2.4	7.8

Barclays Group	52.1	57.1	57.4

Return on average allocated equity[c]	2018	2017	2016

	%	%	%

Barclays UK	8.8%	6.6%	6.4%

Corporate and Investment Bank	6.8%	1.1%	5.8%

Consumer, Cards and Payments	13.5%	12.5%	23.1%

Barclays International	8.1%	3.2%	8.8%

Barclays Group[d]	3.1%	(3.1%)	3.0%

Notes

a	This table shows average equity for the Group and average allocated equity for both the IFRS and non-IFRS reporting segments.
b	Includes the Africa Banking discontinued operation.
c	This table shows return on average equity for the Group and return on average allocated equity for both the IFRS and non-IFRS reporting segments.
d	Includes Head Office and Barclays Non-Core.

200 Barclays PLC 2018 Annual Report on Form 20-F

Presentation of information

Barclays approach to disclosures

Barclays aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus. Consequently Barclays’ disclosures go beyond the minimum standards required by accounting standards and other regulatory requirements.

Barclays continues to support the recommendations and guidance made by the Financial Stability Board and its various taskforces which continue to promote a broadening of disclosures by global banks in a number of areas, including liquidity and funding, credit risk and market risk. Barclays has adopted the recommendations across the Annual Report and Pillar 3 Report.

In line with the Financial Reporting Council’s guidance on Clear and Concise reporting, Barclays has focused reporting on material items and sought to present information in order to aid users’ understanding such as including detail on relevant accounting policies within each note.

British Bankers’ Association (BBA) Code for Financial Reporting Disclosure as adopted by UK Finance in 2017

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2018 Annual Report and Accounts in compliance with the Code.

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

Statutory accounts

The consolidated accounts of Barclays PLC and its subsidiaries (set out on pages 205 to 211 along with the accounts of Barclays PLC itself on pages 212 to 213) have been prepared in accordance with the IFRSs as adopted by the European Union. The accounting policies on pages 214 to 217 and the notes commencing on page 218 apply equally to both sets of accounts unless otherwise stated.

Capital Requirements Country-by Country Reporting

The Capital Requirements (Country-by-Country Reporting) Regulations 2013 require Barclays PLC to publish additional information in respect of the year ended 31 December 2018. This information is available on the Barclays website:

barclays.com/citizenship/our-reporting-and-policy

-positions/country-snapshot

Barclays PLC 2018 Annual Report on Form 20-F 201

Financial statements

Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance of the Barclays Group.

Consolidated financial statements		Page	Note
	◾ Consolidated income statement	205	n/a
	◾ Consolidated statement of comprehensive income	206	n/a
	◾ Consolidated balance sheet	207	n/a
	◾ Consolidated statement of changes in equity	208	n/a
	◾ Consolidated cash flow statement	211	n/a
	◾ Parent company accounts	212	n/a
Notes to the financial statements
	◾ Significant accounting policies	214	1
Performance/return	◾ Segmental reporting	218	2
	◾ Net interest income	220	3
	◾ Net fee and commission income	220	4
	◾ Net trading income	222	5
	◾ Net investment income	222	6
	◾ Credit impairment charges and other provisions	223	7
	◾ Operating expenses	227	8
	◾ Tax	228	9
	◾ Earnings per share	232	10
	◾ Dividends on ordinary shares	232	11
Assets and liabilities held at fair value	◾ Trading portfolio	233	12
	◾ Financial assets at fair value through the income statement	233	13
	◾ Derivative financial instruments	234	14
	◾ Financial assets at fair value through other comprehensive income and Financial investments	240	15
	◾ Financial liabilities designated at fair value	240	16
	◾ Fair value of financial instruments	241	17
	◾ Offsetting financial assets and financial liabilities	255	18
Financial instruments held at	◾ Loans and advances and deposits at amortised cost	257	19
amortised cost	◾ Finance leases	258	20
Non-current assets and other	◾ Property, plant and equipment	259	21
investments	◾ Goodwill and intangible assets	260	22
	◾ Operating leases	262	23
Accruals, provisions, contingent	◾ Other liabilities	263	24
liabilities and legal proceedings	◾ Provisions	263	25
	◾ Contingent liabilities and commitments	265	26
	◾ Legal, competition and regulatory matters	265	27
Capital instruments, equity and	◾ Subordinated liabilities	273	28
reserves	◾ Ordinary shares, share premium and other equity	276	29
	◾ Reserves	277	30
	◾ Non-controlling interests	278	31
Employee benefits	◾ Share-based payments	279	32
	◾ Pensions and post-retirement benefits	281	33
Scope of consolidation	◾ Principal subsidiaries	286	34
	◾ Structured entities	287	35
	◾ Investments in associates and joint ventures	290	36
	◾ Securitisations	291	37
	◾ Assets pledged	292	38
Other disclosure matters	◾ Related party transactions and Directors’ remuneration	293	39
	◾ Auditors’ remuneration	295	40
	◾ Discontinued operations and assets included in disposal groups classified as held for sale and associated liabilities	295	41
	◾ Transition disclosures	297	42
	◾ Barclays PLC (the Parent company)	304	43

202 Barclays PLC 2018 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Barclays PLC:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Barclays PLC and subsidiaries (the Group) as of December 31, 2018 and 2017, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two year period ended December 31, 2018, and the related notes and specific disclosures described in Note 1 of the financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Group has changed its method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 9 Financial Instruments.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

London, United Kingdom

February 20, 2019

Barclays PLC 2018 Annual Report on Form 20-F 203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2016, present fairly, in all material respects, the results of operations and cash flows of Barclays PLC (the “Company”) and its subsidiaries for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

February 22, 2017

Note that the report set out above is included for the purposes of Barclays PLC’s Annual Report on Form 20-F for 2018 only and does not form part of Barclays PLC’s Annual Report and Accounts for 2018.

204 Barclays PLC 2018 Annual Report on Form 20-F

Consolidated financial statements

Consolidated income statement

For the year ended 31 December	Notes	2018 £m	2017 £m	2016 £m
Continuing operations
Interest income	3	14,541	13,631	14,541
Interest expense	3	(5,479)	(3,786)	(4,004)
Net interest income		9,062	9,845	10,537
Fee and commission income	4	8,893	8,751	8,570
Fee and commission expense	4	(2,084)	(1,937)	(1,802)
Net fee and commission income		6,809	6,814	6,768
Net trading income	5	4,566	3,500	2,768
Net investment income	6	585	861	1,324
Other income		114	56	54
Total income		21,136	21,076	21,451
Credit impairment charges and other provisions	7	(1,468)	(2,336)	(2,373)
Net operating income		19,668	18,740	19,078
Staff costs	8	(8,629)	(8,560)	(9,423)
Infrastructure costs	8	(2,950)	(2,949)	(2,998)
Administration and general expenses[a]	8	(2,457)	(2,740)	(2,554)
Provisions for litigation and conduct[a]	8	(2,207)	(1,207)	(1,363)
Operating expenses	8	(16,243)	(15,456)	(16,338)
Share of post-tax results of associates and joint ventures		69	70	70
Profit on disposal of subsidiaries, associates and joint ventures		–	187	420
Profit before tax		3,494	3,541	3,230
Taxation	9	(1,122)	(2,240)	(993)
Profit after tax in respect of continuing operations		2,372	1,301	2,237
(Loss)/profit after tax in respect of discontinued operation		–	(2,195)	591
Profit/(loss) after tax		2,372	(894)	2,828

Attributable to:
Equity holders of the parent		1,394	(1,922)	1,623
Other equity instrument holders		752	639	457
Total equity holders of the parent		2,146	(1,283)	2,080
Non-controlling interests in respect of continuing operations	31	226	249	346
Non-controlling interests in respect of discontinued operation	31	–	140	402
Profit/(loss) after tax		2,372	(894)	2,828

Earnings per share
Basic earnings/(loss) per ordinary share	10	9.4	(10.3)	10.4
Basic earnings per ordinary share in respect of continuing operations	10	9.4	3.5	9.3
Basic (loss)/earnings per ordinary share in respect of discontinued operation	10	–	(13.8)	1.1
Diluted earnings/(loss) per share	10	9.2	(10.1)	10.3
Diluted earnings per ordinary share in respect of continuing operations	10	9.2	3.4	9.2
Diluted (loss)/earnings per ordinary share in respect of discontinued operation	10	–	(13.5)	1.1

Note

a

The presentation of administration and general expenses has been amended to include provisions for litigation and conduct as a separate line item. The prior year comparatives within administration and general expenses categories have been adjusted accordingly.

Barclays PLC 2018 Annual Report on Form 20-F 205

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31 December	2018 £m	2017 £m	2016 £m
Profit/(loss) after tax	2,372	(894)	2,828
Profit after tax in respect of continuing operations	2,372	1,301	2,237
(Loss)/profit after tax in respect of discontinued operation	–	(2,195)	591

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:
Currency translation reserve
Currency translation differences[a]	834	(1,337)	3,024
Available for sale reserve[b]
Net gains from changes in fair value	–	473	2,147
Net gains transferred to net profit on disposal	–	(294)	(912)
Net losses transferred to net profit due to impairment	–	3	20
Net losses/(gains) transferred to net profit due to fair value hedging	–	283	(1,677)
Changes in insurance liabilities and other movements	–	11	53
Tax	–	(27)	(18)
Fair value through other comprehensive income reserve[b]
Net losses from changes in fair value	(553)	–	–
Net losses transferred to net profit on disposal	48	–	–
Net losses transferred to net profit due to impairment	4	–	–
Net losses transferred to net profit due to fair value hedging	236	–	–
Other movements	(26)	–	–
Tax	65	–	–
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(344)	(626)	1,455
Net gains transferred to net profit	(332)	(643)	(365)
Tax	175	321	(292)
Other	30	(5)	13
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations	137	(1,841)	3,448

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:
Retirement benefit remeasurements	412	115	(1,309)
Fair value through other comprehensive income reserve	(260)	–	–
Own credit	77	(7)	–
Tax	(118)	(66)	329
Other comprehensive income/(loss) not recycled to profit or loss from continuing operations	111	42	(980)

Other comprehensive income/(loss) for the year from continuing operations	248	(1,799)	2,468

Other comprehensive income for the year from discontinued operation	–	1,301	1,520

Total comprehensive income/(loss) for the year
Total comprehensive income/(loss) for the year, net of tax from continuing operations	2,620	(498)	4,705
Total comprehensive (loss)/income for the year, net of tax from discontinued operation	–	(894)	2,111
Total comprehensive income/(loss) for the year	2,620	(1,392)	6,816

Attributable to:
Equity holders of the parent	2,394	(1,749)	5,233
Non-controlling interests	226	357	1,583
Total comprehensive income/(loss) for the year	2,620	(1,392)	6,816

Notes

a	Includes £41m loss (2017: £189m loss; 2016: £101m gain) on recycling of currency translation differences.
b	Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.

206 Barclays PLC 2018 Annual Report on Form 20-F

Consolidated financial statements

Consolidated balance sheet

As at 31 December	Notes	2018 £m	2017[a] £m	2016[a] £m
Assets
Cash and balances at central banks		177,069	171,082	102,353
Cash collateral and settlement balances		77,222	77,168	90,135
Loans and advances at amortised cost	19	326,406	324,048	345,900
Reverse repurchase agreements and other similar secured lending		2,308	12,546	13,454
Trading portfolio assets	12	104,187	113,760	80,240
Financial assets at fair value through the income statement	13	149,648	116,281	78,608
Derivative financial instruments	14	222,538	237,669	346,626
Financial investments		–	58,915	63,317
Financial assets at fair value through other comprehensive income	15	52,816	–	–
Investments in associates and joint ventures	36	762	718	684
Goodwill and intangible assets	22	7,973	7,849	7,726
Property, plant and equipment	21	2,535	2,572	2,825
Current tax assets	9	798	482	561
Deferred tax assets	9	3,828	3,457	4,869
Retirement benefit assets	33	1,768	966	14
Other assets		3,425	4,542	4,360
Assets included in disposal groups classified as held for sale	41	–	1,193	71,454
Total assets		1,133,283	1,133,248	1,213,126
Liabilities
Deposits at amortised cost		394,838	398,701	390,744
Cash collateral and settlement balances		67,522	68,143	80,648
Repurchase agreements and other similar secured borrowing		18,578	40,338	19,760
Debt securities in issue		82,286	73,314	75,932
Subordinated liabilities	28	20,559	23,826	23,383
Trading portfolio liabilities	12	37,882	37,351	34,687
Financial liabilities designated at fair value	16	216,834	173,718	96,031
Derivative financial instruments	14	219,643	238,345	340,487
Current tax liabilities	9	628	586	737
Deferred tax liabilities	9	51	44	29
Retirement benefit liabilities	33	315	312	390
Other liabilities	24	7,716	9,011	9,507
Provisions	25	2,652	3,543	4,134
Liabilities included in disposal groups classified as held for sale	41	–	–	65,292
Total liabilities		1,069,504	1,067,232	1,141,761
Equity
Called up share capital and share premium	29	4,311	22,045	21,842
Other equity instruments	29	9,632	8,941	6,449
Other reserves	30	5,153	5,383	6,051
Retained earnings		43,460	27,536	30,531
Total equity excluding non-controlling interests		62,556	63,905	64,873
Non-controlling interests	31	1,223	2,111	6,492
Total equity		63,779	66,016	71,365
Total liabilities and equity		1,133,283	1,133,248	1,213,126
Note

a

Barclays introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. The comparatives as at 31 December 2016 have been updated to reflect this presentation change. Further detail on the adoption of new accounting policies can be found in Note 1 on pages 216 to 218, Note 42 on pages 297 to 304, and the Credit risk disclosures on pages 103 to 129.

The Board of Directors approved the financial statements on pages 205 to 385, on 20 February 2019.

John McFarlane

Group Chairman

James E Staley

Group Chief Executive

Tushar Morzaria

Group Finance Director

Barclays PLC 2018 Annual Report on Form 20-F 207

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instru- ments[a] £m	Available for sale reserve[b] £m	Fair value through other compre- hensive income reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Own credit reserve[b] £m	Other reserves and treasury shares[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 31 December 2017	22,045	8,941	364	–	1,161	3,054	(179)	983	27,536	63,905	2,111	66,016
Effects of changes in accounting policies[c]	–	–	(364)	228	–	–	–	–	(2,014)	(2,150)	–	(2,150)
Balance as at 1 January 2018	22,045	8,941	–	228	1,161	3,054	(179)	983	25,522	61,755	2,111	63,866
Profit after tax	–	752	–	–	–	–	–	–	1,394	2,146	226	2,372
Currency translation movements	–	–	–	–	–	834	–	–	–	834	–	834
Fair value through other comprehensive income reserve	–	–	–	(486)	–	–	–	–	–	(486)	–	(486)
Cash flow hedges	–	–	–	–	(501)	–	–	–	–	(501)	–	(501)
Retirement benefit remeasurements	–	–	–	–	–	–	–	–	313	313	–	313
Own credit reserve	–	–	–	–	–	–	58	–	–	58	–	58
Other	–	–	–	–	–	–	–	–	30	30	–	30
Total comprehensive income for the year	–	752	–	(486)	(501)	834	58	–	1,737	2,394	226	2,620
Issue of new ordinary shares	88	–	–	–	–	–	–	–	–	88	–	88
Issue of shares under employee share schemes	51	–	–	–	–	–	–	–	449	500	–	500
Capital reorganisation	(17,873)	–	–	–	–	–	–	–	17,873	–	–	–
Issue and exchange of other equity instruments	–	692	–	–	–	–	–	–	(308)	384	–	384
Other equity instruments coupons paid	–	(752)	–	–	–	–	–	–	203	(549)	–	(549)
Redemption of preference shares	–	–	–	–	–	–	–	–	(732)	(732)	(1,309)	(2,041)
Debt to equity reclassification[d]	–	–	–	–	–	–	–	–	–	–	419	419
Increase in treasury shares	–	–	–	–	–	–	–	(267)	–	(267)	–	(267)
Vesting of shares under employee share schemes	–	–	–	–	–	–	–	268	(499)	(231)	–	(231)
Dividends paid	–	–	–	–	–	–	–	–	(768)	(768)	(226)	(994)
Other reserve movements	–	(1)	–	–	–	–	–	–	(17)	(18)	2	(16)
Balance as at 31 December 2018	4,311	9,632	–	(258)	660	3,888	(121)	984	43,460	62,556	1,223	63,779

Notes

a	For further details refer to Note 29.
b	For further details refer to Note 30.
c

Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve. From the opening balance of the available for sale reserve of £364m, £228m has been reclassified to the fair value through other comprehensive income reserve, £139m has been reclassified to retained earnings and an impairment charge of £3m has been recognised through to retained earnings.

d	Following a review of subordinated liabilities issued by Barclays Bank PLC, certain instruments deemed to have characteristics that qualify them as equity have been reclassified.

208 Barclays PLC 2018 Annual Report on Form 20-F

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instru- ments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Own credit reserve[b] £m	Other reserves and treasury shares[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 31 December 2016	21,842	6,449	(74)	2,105	3,051	–	969	30,531	64,873	6,492	71,365
Effects of changes in accounting policies[c]	–	–	–	–	–	(175)	–	175	–	–	–
Balance as at 1 January 2017	21,842	6,449	(74)	2,105	3,051	(175)	969	30,706	64,873	6,492	71,365
Profit after tax	–	639	–	–	–	–	–	413	1,052	249	1,301
Currency translation movements	–	–	–	–	(1,336)	–	–	–	(1,336)	(1)	(1,337)
Available for sale investments	–	–	449	–	–	–	–	–	449	–	449
Cash flow hedges	–	–	–	(948)	–	–	–	–	(948)	–	(948)
Retirement benefit remeasurements	–	–	–	–	–	–	–	53	53	–	53
Own credit reserve	–	–	–	–	–	(11)	–	–	(11)	–	(11)
Other	–	–	–	–	–	–	–	(5)	(5)	–	(5)
Total comprehensive income net of tax from continuing operations	–	639	449	(948)	(1,336)	(11)	–	461	(746)	248	(498)
Total comprehensive income net of tax from discontinued operation	–	–	(11)	4	1,339	–	–	(2,335)	(1,003)	109	(894)
Total comprehensive income for the year	–	639	438	(944)	3	(11)	–	(1,874)	(1,749)	357	(1,392)
Issue of new ordinary shares	117	–	–	–	–	–	–	–	117	–	117
Issue of shares under employee share schemes	86	–	–	–	–	–	–	505	591	–	591
Issue and exchange of other equity instruments	–	2,490	–	–	–	–	–	–	2,490	–	2,490
Other equity instruments coupons paid	–	(639)	–	–	–	–	–	174	(465)	–	(465)
Redemption of preference shares	–	–	–	–	–	–	–	(479)	(479)	(860)	(1,339)
Increase in treasury shares	–	–	–	–	–	–	(315)	–	(315)	–	(315)
Vesting of shares under employee share schemes	–	–	–	–	–	–	329	(636)	(307)	–	(307)
Dividends paid	–	–	–	–	–	–	–	(509)	(509)	(415)	(924)
Net equity impact of partial BAGL disposal	–	–	–	–	–	–	–	(359)	(359)	(3,462)	(3,821)
Other reserve movements	–	2	–	–	–	7	–	8	17	(1)	16
Balance as at 31 December 2017	22,045	8,941	364	1,161	3,054	(179)	983	27,536	63,905	2,111	66,016

Notes

a	For further details refer to Note 29.
b	For further details refer to Note 30.
c

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m was therefore reclassified from retained earnings to a separate own credit reserve, within other reserves. During 2017, a £4m loss (net of tax) on own credit was booked in the reserve.

Barclays PLC 2018 Annual Report on Form 20-F 209

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and treasury shares[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2016	21,586	5,305	317	1,261	(623)	943	31,021	59,810	6,054	65,864
Profit after tax	-	457	-	-	-	-	1,434	1,891	346	2,237
Currency translation movements	-	-	-	-	3,022	-	-	3,022	2	3,024
Available for sale investments	-	-	(387)	-	-	-	-	(387)	-	(387)
Cash flow hedges	-	-	-	798	-	-	-	798	-	798
Pension remeasurement	-	-	-	-	-	-	(980)	(980)	-	(980)
Other	-	-	-	-	-	-	12	12	1	13
Total comprehensive income net of tax from continuing operations	-	457	(387)	798	3,022	-	466	4,356	349	4,705
Total comprehensive income net of tax from discontinued operation	-	-	(4)	46	652	-	183	877	1,234	2,111
Total comprehensive income for the year	-	457	(391)	844	3,674	-	649	5,233	1,583	6,816
Issue of new ordinary shares	68	-	-	-	-	-	-	68	-	68
Issue of shares under employee share schemes	188	-	-	-	-	-	668	856	-	856
Issue and exchange of other equity instruments	-	1,132	-	-	-	-	-	1,132	-	1,132
Other equity instruments coupons paid	-	(457)	-	-	-	-	128	(329)	-	(329)
Redemption of preference shares	-	-	-	-	-	-	(417)	(417)	(1,170)	(1,587)
Increase in treasury shares	-	-	-	-	-	(140)	-	(140)	-	(140)
Vesting of shares under employee share schemes	-	-	-	-	-	166	(415)	(249)	-	(249)
Dividends paid	-	-	-	-	-	-	(757)	(757)	(575)	(1,332)
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	(349)	(349)	601	252
Other reserve movements	-	12	-	-	-	-	3	15	(1)	14
Balance as at 31 December 2016	21,842	6,449	(74)	2,105	3,051	969	30,531	64,873	6,492	71,365

Notes
a	For further details refer to Note 29.
b	For further details refer to Note 30.

210 Barclays PLC 2018 Annual Report on Form 20-F

Consolidated financial statements

Consolidated cash flow statement

For the year ended 31 December	Notes	2018 £m	2017 £m	2016 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		3,494	3,541	3,230
Adjustment for non–cash items:		–
Allowance for impairment		1,468	2,336	2,357
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		1,261	1,241	1,261
Other provisions, including pensions		2,594	1,875	1,964
Net loss/(profit) on disposal of investments and property, plant and equipment		28	(325)	(912)
Other non–cash movements including exchange rate movements		(4,366)	1,031	(20,025)
Changes in operating assets and liabilities		–
Net increase in cash collateral and settlement balances		(574)	(3,713)	348
Net (increase)/decrease in loans and advances to banks and customers		(10,602)	18,569	(20,055)
Net (increase)/decrease in reverse repurchase agreements and other similar lending		(1,711)	908	14,733
Net increase in deposits and debt securities in issue		23,969	5,339	43,386
Net increase/(decrease) in repurchase agreements and other similar borrowing		3,525	20,578	(4,852)
Net (increase)/decrease in derivative financial instruments		(3,571)	6,815	(2,318)
Net decrease/(increase) in trading assets		9,958	(33,492)	(5,577)
Net increase in trading liabilities		531	2,664	880
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(12,686)	40,014	807
Net decrease/(increase) in other assets		489	(3,775)	(2,629)
Net decrease in other liabilities		(4,755)	(2,187)	(532)
Corporate income tax paid	9	(548)	(708)	(780)
Net cash from operating activities		8,504	60,711	11,286
Purchase of financial assets at fair value through other comprehensive income		(106,669)	–	–
Purchase of available for sale investments		–	(83,127)	(65,086)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		107,539	–	–
Proceeds from sale or redemption of available for sale investments		–	88,298	102,515
Purchase of property, plant and equipment and intangibles		(1,402)	(1,456)	(1,707)
Proceeds from sale of property, plant and equipment and intangibles		18	283	358
Disposal of discontinued operation, net of cash disposed		–	(1,060)	–
Disposal of subsidiaries, net of cash disposed		–	358	595
Other cash flows associated with investing activities		1,191	206	32
Net cash from investing activities		677	3,502	36,707
Dividends paid and other coupon payments on equity instruments		(1,658)	(1,273)	(1,304)
Issuance of subordinated debt	28	221	3,041	1,457
Redemption of subordinated debt	28	(3,246)	(1,378)	(1,143)
Net issue of shares and other equity instruments		1,964	2,490	1,400
Repurchase of shares and other equity instruments		(3,582)	(1,339)	(1,587)
Net purchase of treasury shares		(486)	(580)	(140)
Net cash from financing activities		(6,787)	961	(1,317)
Effect of exchange rates on cash and cash equivalents		4,160	(4,773)	10,473
Net increase in cash and cash equivalents from continuing operations		6,554	60,401	57,149
Net cash from discontinued operation	41	–	101	405
Net increase in cash and cash equivalents		6,554	60,502	57,554
Cash and cash equivalents at beginning of year		204,612	144,110	86,556
Cash and cash equivalents at end of year		211,166	204,612	144,110
Cash and cash equivalents comprise:
Cash and balances at central banks		177,069	171,082	102,353
Loans and advances to banks with original maturity less than three months		7,676	7,592	8,850
Cash collateral to banks with original maturity less than three months		25,504	25,228	29,402
Treasury and other eligible bills with original maturity less than three months		917	682	356
Trading portfolio assets with original maturity less than three months		–	28	–
Cash and cash equivalents held for sale		–	–	3,149
		211,166	204,612	144,110

Interest received was £25,755m (2017: £21,784m; 2016: £22,099m) and interest paid was £15,625m (2017: £10,310m; 2016: £8,850m).

The Barclays Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,717m (2017: £3,360m; 2016: £4,254m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

.

Barclays PLC 2018 Annual Report on Form 20-F 211

Financial statements of Barclays PLC

Parent company accounts

Statement of comprehensive income
For the year ended 31 December	Notes	2018 £m	2017 £m	2016 £m
Dividends received from subsidiaries	43	15,360	674	621
Net interest expense		(101)	(10)	5
Other income	43	923	690	334
Operating expenses		(312)	(96)	(26)
Profit before tax		15,870	1,258	934
Taxation		(64)	(111)	(60)
Profit after tax		15,806	1,147	874
Other comprehensive income		–	60	26
Total comprehensive income		15,806	1,207	900

Profit after tax attributable to:

Ordinary equity holders		15,054	508	417
Other equity instrument holders		752	639	457
Profit after tax		15,806	1,147	874

Total comprehensive income attributable to:

Ordinary equity holders		15,054	568	443
Other equity instrument holders		752	639	457
Total comprehensive income		15,806	1,207	900

For the year ended 31 December 2018, profit after tax was £15,806m (2017: £1,147m) and total comprehensive income was £15,806m (2017: £1,207m). Other comprehensive income of £60m in 2017 related to the gain on available for sale instruments. The Company has 87 members of staff (2017: 90).

Balance sheet
As at 31 December		Notes	2018 £m	2017 £m
Assets
Investment in subsidiaries		43	57,374	39,354
Loans and advances to subsidiaries		43	29,374	23,970
Financial investments		43	–	4,782
Financial assets at fair value through the income statement		43	6,945	–
Derivative financial instruments		43	168	161
Other assets			115	202
Total assets			93,976	68,469

Liabilities
Deposits at amortised cost			576	500
Subordinated liabilities		43	6,775	6,501
Debt securities in issue		43	32,373	22,110
Other liabilities			72	153
Total liabilities			39,796	29,264

Equity
Called up share capital		29	4,283	4,265
Share premium account		29	28	17,780
Other equity instruments		29	9,633	8,943
Other reserves			394	480
Retained earnings			39,842	7,737
Total equity			54,180	39,205
Total liabilities and equity			93,976	68,469

The financial statements on pages 212 to 213 and the accompanying note on page 304 were approved by the Board of Directors on 20 February 2019 and signed on its behalf by:

John McFarlane

Group Chairman

James E Staley

Group Chief Executive

Tushar Morzaria

Group Finance Director

212 Barclays PLC 2018 Annual Report on Form 20-F

Statement of changes in equity
	Notes	Called up share capital and share premium £m	Other equity instruments £m	Capital redemption reserve £m	Available for sale reserve[a] £m	Retained earnings £m	Total equity £m
Balance as at 31 December 2017		22,045	8,943	394	86	7,737	39,205
Effect of changes in accounting policies		–	–	–	(86)	97	11
Balance as at 1 January 2018		22,045	8,943	394	–	7,834	39,216
Profit after tax and other comprehensive income		–	752	–	–	15,054	15,806
Issue of new ordinary shares		88	–	–	–	–	88
Issue of shares under employee share schemes		51	–	–	–	24	75
Issue and exchange of other equity instruments		–	692	–	–	(308)	384
Vesting of shares under employee share schemes		–	–	–	–	(23)	(23)
Dividends paid	11	–	–	–	–	(768)	(768)
Other equity instruments coupons paid		–	(752)	–	–	143	(609)
Capital reorganisation	43	(17,873)	–	–	–	17,873	–
Other reserve movements		–	(2)	–	–	13	11
Balance as at 31 December 2018		4,311	9,633	394	–	39,842	54,180

Balance as at 1 January 2017		21,842	6,453	394	26	7,607	36,322
Profit after tax and other comprehensive income		–	639	–	60	508	1,207
Issue of new ordinary shares		117	–	–	–	–	117
Issue of shares under employee share schemes		86	–	–	–	27	113
Issue and exchange of other equity instruments		–	2,490	–	–	–	2,490
Vesting of shares under employee share schemes		–	–	–	–	(11)	(11)
Dividends paid	11	–	–	–	–	(509)	(509)
Other equity instruments coupons paid		–	(639)	–	–	123	(516)
Other reserve movements		–	–	–	–	(8)	(8)
Balance as at 31 December 2017		22,045	8,943	394	86	7,737	39,205
Balance as at 1 January 2016		21,586	5,321	394	-	7,851	35,152
Profit after tax and other comprehensive income		-	457	-	26	417	900
Issue of new ordinary shares		68	-	-	-	-	68
Issue of shares under employee share schemes		188	-	-	-	-	188
Issue of other equity instruments		-	1,132	-	-	-	1,132
Dividends paid	11	-	-	-	-	(757)	(757)
Other equity instruments coupons paid		-	(457)	-	-	91	(366)
Other reserve movements		-	-	-	-	5	5
Balance as at 31 December 2016		21,842	6,453	394	26	7,607	36,322

Note

a	As a result of the adoption of IFRS 9 on 1 January 2018, the available for sale reserve of £86m has been transferred to retained earnings.

Cash flow statement
For the year ended 31 December	2018 £m	2017 £m	2016 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	15,870	1,258	934
Adjustment for non-cash items:
Dividends in specie	(14,294)	–	–
Other non-cash items	653	76	62
Changes in operating assets and liabilities	55	102	37
Net cash generated from operating activities	2,284	1,436	1,033
Capital contribution to and investment in subsidiary	(2,680)	(2,801)	(1,250)
Net cash used in investing activities	(2,680)	(2,801)	(1,250)
Issue of shares and other equity instruments	1,953	2,581	1,388
Redemption of other equity instruments	(1,532)	–	–
Net increase in loans and advances to subsidiaries of the Parent	(7,767)	(9,707)	(10,942)
Net increase in debt securities in issue	9,174	6,503	9,314
Proceeds of borrowings and issuance of subordinated debt	–	3,019	1,671
Dividends paid	(680)	(392)	(757)
Coupons paid on other equity instruments	(752)	(639)	(457)
Net cash generated from financing activities	396	1,365	217
Net increase in cash and cash equivalents	–	–	–
Cash and cash equivalents at beginning of year	–	–	–
Cash and cash equivalents at end of year	–	–	–

Net cash generated from operating activities includes:
Dividends received	1,066	674	621
Interest (paid)/received	(101)	(10)	5

The Parent company’s principal activity is to hold the investment in its wholly-owned subsidiaries, Barclays Bank PLC, Barclays Bank UK PLC and Barclays Services Limited. Dividends received are treated as operating income.

Barclays PLC 2018 Annual Report on Form 20-F 213

Notes to the financial statements

for the year ended 31 December 2018

This section describes Barclays Group’s significant policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a particular note, the accounting policy and/or critical accounting estimate is contained with the relevant note.

1 Significant accounting policies

1. Reporting entity

These financial statements are prepared for Barclays PLC and its subsidiaries (the Barclays Group) under Section 399 of the Companies Act 2006. The Barclays Group is a major global financial services provider engaged in retail banking, credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, individual financial statements have been presented for the holding company.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied with the exception of the adoption of IFRS 9 Financial Instruments including the early adoption of Prepayment Features with Negative Compensation (Amendments to IFRS 9), IFRS 15 Revenue from Contracts with Customers and the amendments to IFRS 2 Share-based Payment from 1 January 2018.

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

4. Accounting policies

The Barclays Group prepares financial statements in accordance with IFRS. The Barclays Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i) Consolidation

Barclays Group applies IFRS 10 Consolidated financial statements.

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which Barclays PLC has control. The Barclays Group has control over another entity when the Barclays Group has all of the following:

1) power over the relevant activities of the investee, for example through voting or other rights

2) exposure to, or rights to, variable returns from its involvement with the investee and

3) the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Barclays Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used throughout the Barclays Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

As the consolidated financial statements include partnerships where the Barclays Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.

Details of the principal subsidiaries are given in Note 34.

(ii) Foreign currency translation

The Barclays Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency monetary balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement. Non-monetary foreign currency balances are carried at historical transaction date exchange rates.

The Barclays Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the period end exchange rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Barclays Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of an autonomous foreign operation within a branch.

214 Barclays PLC 2018 Annual Report on Form 20-F

1 Significant accounting policies continued

(iii) Financial assets and liabilities

The Barclays Group applies IFRS 9 Financial Instruments to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. The Barclays Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes.

Recognition

The Barclays Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied depending on the classification of the financial asset.

Classification and measurement

Financial assets are classified on the basis of two criteria:

i) the business model within which financial assets are managed; and

ii) their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).

The Barclays Group assesses the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales.

The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. In assessing whether contractual cash flows are SPPI compliant, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

Financial assets will be measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent SPPI.

Financial assets will be measured at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows represent SPPI.

Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election on initial recognition for non traded equity investments to be measured at fair value through other comprehensive income, in which case dividends are recognised in profit or loss, but gains or losses are not reclassified to profit or loss upon derecognition, and impairment is not recognised in the income statement.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Barclays Group’s policies for determining the fair values of the assets and liabilities are set out in Note 17.

Derecognition

The Barclays Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

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

Transactions in which the Barclays Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Barclays Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

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

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing

Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Barclays Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Barclays Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

The Barclays Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Barclays Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost, unless it is designated at fair value through profit and loss.

The Barclays Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Barclays Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss.

Barclays PLC 2018 Annual Report on Form 20-F 215

Notes to the financial statements

for the year ended 31 December 2018

1 Significant accounting policies continued

(iv) Issued debt and equity instruments

The Barclays Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Barclays Group having an obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5. New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, with the exception of the adoption of IFRS 9 Financial Instruments including the early adoption of Prepayment Features with Negative Compensation (Amendments to IFRS 9), IFRS 15 Revenue from Contracts with Customers and the amendments to IFRS 2 Share-based Payment from 1 January 2018.

IFRS 9 – Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces key changes in the following areas:

◾	Classification and measurement – requiring asset classification and measurement based upon both business model and product characteristics

◾

Impairment – introducing an expected credit loss model using forward looking information which replaces an incurred loss model. The expected credit loss model introduces a three-stage approach to impairment as follows:

Stage 1 – the recognition of 12 month expected credit losses (ECL), that is the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, if credit risk has not increased significantly since initial recognition;

Stage 2 – lifetime expected credit losses for financial instruments for which credit risk has increased significantly since initial recognition; and

Stage 3 – lifetime expected credit losses for financial instruments which are credit impaired.

Refer to note 7 for further details regarding the impairment requirements of IFRS 9.

As required by IFRS 9 the Barclays Group applied IFRS 9 retrospectively by adjusting the opening balance sheet at the date of initial application, and comparative periods have not been restated; for more detail refer to Note 42.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers replaces IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes a more systematic approach for revenue measurement and recognition by introducing a five-step model governing revenue recognition. The five-step model includes: 1) identifying the contract with the customer, 2) identifying each of the performance obligations included in the contract, 3) determining the amount of consideration in the contract, 4) allocating the consideration to each of the identified performance obligations and 5) recognising revenue as each performance obligation is satisfied. The Barclays Group elected the cumulative effect transition method with a transition adjustment calculated as of 1 January 2018, and recognised in retained earnings without restating comparative periods. There were no significant impacts from the adoption of IFRS 15 in relation to the timing of when the Barclays Group recognises revenues or when revenue should be recognised gross as a principal or net as an agent; for more detail refer to Note 42.

IFRS 2 – Share-based Payment – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after 1 January 2018. Adoption of the amendments did not have a significant impact on the Barclays Group.

Future accounting developments

There have been and are expected to be a number of significant changes to the Barclays Group’s financial reporting after 2018 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

IFRS 16 – Leases

In January 2016 the IASB issued IFRS 16 Leases, which was subsequently endorsed by the EU in November 2017, and will replace IAS 17 Leases for period beginning on or after 1 January 2019. IFRS 16 will apply to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38 Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41 Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. A lessee may elect not to apply IFRS 16 to remaining assets within the scope of IAS 38 Intangible Assets.

IFRS 16 will not result in a significant change to lessor accounting; however for lessee accounting there will no longer be a distinction between operating and finance leases. Lessees will be required to recognise both:

◾	a lease liability, measured at the present value of remaining cash flows on the lease, and;

◾

a right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

There is a recognition exception for leases with a term not exceeding 12 months which allows the lessee to apply similar accounting as an operating lease under IAS 17.

216 Barclays PLC 2018 Annual Report on Form 20-F

1 Significant accounting policies continued

Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease. The Barclays Group IFRS 16 implementation and governance programme has been led by Finance with representation from all impacted departments. The project has identified the contracts impacted by IFRS 16, which are predominantly existing property leases. Other lease types are not material. The project has also established appropriate accounting policies, determined the appropriate transition options to apply, and updated Finance systems and processes to reflect the new accounting and disclosure requirements.

As permitted by the standard, the Barclays Group intends to apply IFRS 16 on a retrospective basis but to take advantage of the option not to restate comparative periods by applying the modified retrospective approach. The Barclays Group intends to take advantage of the following transition options available under the modified retrospective approach:

◾	To calculate the right of use asset equal to the lease liability, adjusted for prepaid or accrued payments;

◾

To rely on the previous assessment of whether leases are onerous in accordance with IAS 37 immediately before the date of initial application as an alternative to performing an impairment review. The Barclays Group will adjust the carrying amount of the ROU asset at the date of initial application by the previous carrying amount of its onerous lease provision;

◾	Apply the recognition exception for leases with a term not exceeding 12 months; and

◾	Use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

The expected impact of adopting IFRS 16 is an increase in assets of £1.6bn, an increase in liabilities of £1.6bn with no material impact on retained earnings. This impact assessment has been estimated under an interim control environment. The implementation of the comprehensive end state control environment will continue as the Barclays Group introduces business as usual controls through 2019.

IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005.

IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The standard is currently effective from 1 January 2021, and the standard has not yet been endorsed by the EU. The Barclays Group is currently assessing the expected impact of adopting this standard.

IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment

IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. The effective date is 1 January 2019. The Barclays Group has considered the guidance included within the interpretation and concluded that the prescribed approach under IFRIC 23 is not expected to have a material impact on the Barclays Group’s financial position.

IAS 12 – Income Taxes – Amendments to IAS 12

In December 2017, as part of the Annual Improvements to IFRS Standards 2015-2017 Cycle, the IASB amended IAS 12 in order to clarify the accounting treatment of the income tax consequences of dividends. Effective from 1 January 2019 the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, will be included in, and will reduce, the income statement tax charge. Refer to note 9 for the expected impact of adopting the amendments of IAS 12.

IAS 19 – Employee Benefits – Amendments to IAS 19

In February 2018 the IASB issued amendments to the guidance in IAS 19 Employee Benefits, in connection with accounting for plan amendments, curtailments and settlements. The amendments must be applied to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. The amendments have not yet been endorsed by the EU. Adoption of the amendments is not expected to have significant impact on the Barclays Group.

6. Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

◾	Credit impairment charges on page 223

◾	Tax on page 228

◾	Fair value of financial instruments on page 241

◾	Pensions and post-retirement benefits – obligations on page 281

◾	Provisions including conduct and legal, competition and regulatory matters on page 263.

7. Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:

◾	Credit risk on pages 91 to 92 and 104 to 129

◾	Market risk on pages 93 and 130 to 134

◾	Treasury and capital risk – liquidity on pages 94 and 137 to 150

◾	Treasury and capital risk – capital on pages 95 and 151 to 161.

These disclosures are covered by the Audit opinion (included on pages 203 to 204) where referenced as audited.

8. Parent company accounts

The Parent Company’s financial statements on pages 212 to 213 also form part of the notes to the consolidated financial statements.

Barclays PLC 2018 Annual Report on Form 20-F 217

Notes to the financial statements

Performance/return

The notes included in this section focus on the results and performance of the Barclays Group. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here. For further detail on performance, see income statement commentary within Financial review (unaudited) on page 181.

2 Segmental reporting

Presentation of segmental reporting

The Barclays Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s-length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

Barclays Group is a transatlantic consumer and wholesale bank and for segmental reporting purposes it defines its two operating divisions as Barclays UK and Barclays International.

◾

Barclays UK which offers everyday products and services to retail customers and small to medium sized enterprises based in the UK. The division includes the UK Personal banking, UK Business banking and the Barclaycard consumer UK business.

◾

Barclays International which delivers products and services designed for our larger corporate, wholesale and international banking clients. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions.

The below table also includes Head Office which comprises head office and central support functions (including treasury) and businesses in transition.

Analysis of results by business
		Barclays UK £m	Barclays International £m	Head Office £m	Group results £m
For the year ended 31 December 2018

Total income[a]		7,383	14,026	(273)	21,136

Credit impairment charges and other provisions		(826)	(658)	16	(1,468)
Net operating income/(expenses)		6,557	13,368	(257)	19,668

Operating costs		(4,075)	(9,324)	(228)	(13,627)

UK bank levy		(46)	(210)	(13)	(269)

GMP charge		–	–	(140)	(140)

Litigation and conduct		(483)	(127)	(1,597)	(2,207)
Total operating expenses		(4,604)	(9,661)	(1,978)	(16,243)

Other net income/(expenses)		3	68	(2)	69
Profit/(loss) before tax		1,956	3,775	(2,237)	3,494
Total assets (£bn)		249.7	862.1	21.5	1,133.3
Number of employees (full time equivalent)[b]		22,600	12,400	48,500	83,500

		Barclays	Head	Barclays	Group
	Barclays UK	International	Office [c]	Non-Core [d]	results
	£m	£m	£m	£m	£m
For the year ended 31 December 2017

Total income	7,383	14,382	(159)	(530)	21,076

Credit impairment charges and other provisions	(783)	(1,506)	(17)	(30)	(2,336)
Net operating income/(expenses)	6,600	12,876	(176)	(560)	18,740

Operating costs	(4,030)	(9,321)	(277)	(256)	(13,884)

UK bank levy	(59)	(265)	(41)	–	(365)

Litigation and conduct	(759)	(269)	(151)	(28)	(1,207)
Total operating expenses	(4,848)	(9,855)	(469)	(284)	(15,456)

Other net (expenses)/income[e]	(5)	254	(189)	197	257
Profit/(loss) before tax	1,747	3,275	(834)	(647)	3,541
Total assets (£bn)	237.4	856.1	39.7	–	1,133.2
Number of employees (full time equivalent)[b]	22,800	11,500	45,600	–	79,900

Notes

a	£351m of certain legacy capital instrument funding costs are now charged to Head office, the impact of which would have been materially the same if the charges had been included in full year 2017.
b

As a result of the establishment of Barclays Execution Services in September 2017, employees who are now employed by Barclays Execution Services and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.

c

The reintegration of Non-Core assets on 1 July 2017 resulted in the transfer of c.£9bn of assets into Head Office relating to a portfolio of Italian mortgages. The portfolio generated a loss before tax of £37m in the second half of the year and included assets of £9bn as at 31 December 2017.

d

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment for 2017. Comparative results have not been restated.

e

Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

218 Barclays PLC 2018 Annual Report on Form 20-F

2 Segmental reporting continued
Analysis of results by business
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Non-Core £m	Group results £m
For the year ended 31 December 2016
Total income	7,517	14,995	103	(1,164)	21,451
Credit impairment charges and other provisions	(896)	(1,355)	–	(122)	(2,373)
Net operating income/(expenses)	6,621	13,640	103	(1,286)	19,078
Operating costs	(3,792)	(9,129)	(135)	(1,509)	(14,565)
UK bank levy	(48)	(284)	(2)	(76)	(410)
Litigation and conduct	(1,042)	(48)	(27)	(246)	(1,363)
Total operating expenses	(4,882)	(9,461)	(164)	(1,831)	(16,338)
Other net (expenses)/income[a]	(1)	32	128	331	490
Profit/(loss) before tax from continuing operations	1,738	4,211	67	(2,786)	3,230
Total assets (£bn)[b]	209.6	648.5	75.2	279.7	1,213.0
Number of employees (full time equivalent)[c]	36,000	36,900	100	5,500	119,300

Notes

a  Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

b  Africa Banking assets held for sale were reported in Head Office for 2016.

c  Number of employees included 40,800 in relation to Africa Banking for 2016.

Income by geographic region
For the year ended 31 December			2018 £m	2017 £m	2016 £m
Continuing operations

United Kingdom			11,050	11,190	11,096

Europe			1,649	1,663	2,087

Americas			7,615	7,443	7,278

Africa and Middle East			253	251	419

Asia			569	529	571
Total			21,136	21,076	21,451

Income from individual countries which represent more than 5% of total income[a]
For the year ended 31 December			2018 £m	2017 £m	2016 £m
Continuing operations

United Kingdom			11,050	11,190	11,096

United States			7,291	6,871	6,876

Note

a	Total income is based on counterparty location. Income from each single external customer does not amount to 10% or greater of the Barclays Group total income.

Barclays PLC 2018 Annual Report on Form 20-F 219

Notes to the financial statements

Performance/return

3 Net interest income

Accounting for interest income and expenses

Interest income on loans and advances at amortised cost, and interest expense on financial liabilities held at amortised cost, are calculated using the effective interest method which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.

The effective interest method requires the Barclays Group to estimate future cash flows, in some cases based on its experience of customers’ behaviour, considering all contractual terms of the financial instrument, as well as the expected lives of the assets and liabilities.

Barclays Group incurs certain costs to originate credit card balances with the most significant being co-brand partner fees. To the extent these costs are attributed to customers that continuously carry an outstanding balance (revolvers), they are capitalised and subsequently included within the calculation of the effective interest rate. They are amortised to interest income over the period of expected repayment of the originated balance. Costs attributed to customers that settle their outstanding balances each period (transactors) are deferred on the balance sheet as a cost of obtaining a contract and amortised to fee and commission expense over the life of the customer relationship (refer to Note 4). There are no other individual estimates involved in the calculation of effective interest rates that are material to the results or financial position.

	2018 £m	2017 £m	2016 £m
Cash and balances at central banks	1,123	583	186
Loans and advances at amortised cost	12,073	12,069	13,558
Financial investments	–	754	740
Fair value through other comprehensive income	1,029	–	–
Other	316	225	57
Interest income	14,541	13,631	14,541
Deposits at amortised cost	(2,250)	(1,493)	(1,779)
Debt securities in issue	(1,677)	(915)	(990)
Subordinated liabilities	(1,223)	(1,223)	(1,104)
Other	(329)	(155)	(131)
Interest expense	(5,479)	(3,786)	(4,004)
Net interest income	9,062	9,845	10,537

Interest income presented above represents interest revenue calculated using the effective interest method.

Costs to originate credit card balances of £596m (2017: £497m; 2016: £480m) have been amortised to interest income during the year.

Interest income includes £53m (2017: £48m; 2016: £75m) accrued on impaired loans.

Included in net interest income is hedge ineffectiveness as detailed in Note 14 amounting to £5m loss (2017: £43m loss; 2016: £71m gain).

4 Net fee and commission income

Accounting for net fee and commission income under IFRS 15 effective from 1 January 2018

The Barclays Group applies IFRS 15 Revenue from Contracts with Customers. The standard establishes a five-step model governing revenue recognition. The five-step model requires Barclays Group to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in the contract, (iii) determine the amount of consideration in the contract, (iv) allocate the consideration to each of the identified performance obligations and (v) recognise revenue as each performance obligation is satisfied.

Barclays Group recognises fee and commission income charged for services provided by the Barclays Group as the services are provided, for example on completion of the underlying transaction.

Accounting for net fee and commission income under IAS 18 for 2017 and 2016

The Barclays Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Barclays Group are recognised as the services are provided, for example on completion of the underlying transaction.

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Barclays Group and operating segments, in accordance with IFRS 15. It includes a total for fees in scope of IFRS 15. Refer to Note 2 for more detailed information about operating segments.

	2018
	Barclays UK £m	Barclays International £m	Head Office £m	Total £m
Fee type
Transactional	1,102	2,614	–	3,716
Advisory	209	850	–	1,059
Brokerage and execution	153	1,073	–	1,226
Underwriting and syndication	–	2,462	–	2,462
Other	78	207	27	312
Total revenue from contracts with customers	1,542	7,206	27	8,775
Other non-contract fee income	–	118	–	118
Fee and commission income	1,542	7,324	27	8,893
Fee and commission expense	(360)	(1,707)	(17)	(2,084)
Net fee and commission income	1,182	5,617	10	6,809

220 Barclays PLC 2018 Annual Report on Form 20-F

4 Net fee and commission income continued
	2017[a] £m	2016[a] £m
Fee and commission income
Banking, investment management and credit related fees and commissions	8,622	8,452
Foreign exchange commission	129	118
Fee and commission income	8,751	8,570
Fee and commission expense	(1,937)	(1,802)
Net fee and commission income	6,814	6,768

Note

a

The Barclays Group elected the cumulative effect transition method on adoption of IFRS 15 for 1 January 2018, and recognised in retained earnings without restating comparative periods. The comparative figures are reported under IAS 18.

Fee types

Transactional

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees including interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. They include banking services such as Automated Teller Machine (ATM) fees, wire transfer fees, balance transfer fees, overdraft or late fees and foreign exchange fees, among others. Interchange and merchant fees are recognised upon settlement of the card transaction payment.

Barclays incurs certain card related costs including those related to cardholder reward programmes and various payments made to co-brand partners. To the extent cardholder reward programmes costs are attributed to customers that settle their outstanding balance each period (transactors) they are expensed when incurred and presented in fee and commission expense while costs related to customers who continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new cardholder account originations for transactor accounts are deferred as costs to obtain a contract under IFRS 15 while those costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated cardholder relationship. Payments to co-brand partners based on revenue sharing are presented as a reduction of fee and commission income while payments based on profitability are presented in fee and commission expense.

Advisory

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings. Wealth management advisory fees primarily consists of asset-based fees for advisory accounts of wealth management clients and are based on the market value of client assets. They are earned over the period the services are provided and are generally recognised quarterly when the market value of client assets is determined. Investment banking advisory fees are recognised at the point in time when the services related to the transaction have been completed under the terms of the engagement. Investment banking advisory costs are recognised as incurred in fee and commission expense if direct and incremental to the advisory services or otherwise recognised in operating expenses.

Brokerage and execution

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions. Brokerage and execution fees are recognised at the point in time the associated service has been completed which is generally the trade date of the transaction.

Underwriting and syndication

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing. Underwriting fees are generally recognised on trade date if there is no remaining contingency, such as the transaction being conditional on closing of an acquisition or other transaction. Underwriting costs are deferred and recognised in fee and commission expense when the associated underwriting fees are recorded. Syndication fees are earned for arranging and administering a loan syndication; however, the associated fee may be subject to variability until the loan has been syndicated to other syndicate members or until other contingencies (such as a successful M&A closing) have been resolved and therefore the fee revenue is deferred until the uncertainty is resolved.

Underwriting and syndication fees were previously reported on a net basis in the income statement. Following the adoption of IFRS 15, expenses associated with underwriting and syndication of £38m are now reported in fee and commission expense.

Including in the underwriting and syndication, commitment fees to provide loan financing includes fees which are not presented as part of the effective interest rate of a loan in accordance with IFRS 9. Loan commitment fees included as IFRS 15 revenues are fees for loan commitments that are not expected to fund, fees received as compensation for unfunded commitments and the applicable portion of fees received for a revolving loan facility, which for that period, are undrawn. Such commitment fees are recognised over time through to the contractual maturity of the commitment.

Contract assets and contract liabilities

The Barclays Group had no material contract assets or contract liabilities as at 31 December 2018.

Impairment on fee receivables and contract assets

During 2018, there have been no material impairments recognised in relation to fees receivable and contract assets. Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.

Remaining performance obligations

The Barclays Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.

Barclays PLC 2018 Annual Report on Form 20-F 221

Notes to the financial statements

Performance/return

4 Net fee and commission income continued

Costs incurred in obtaining or fulfilling a contract

The Barclays Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalised such contract costs in the amount of £125.4m at 31 December 2018.

Capitalised contract costs are amortised based on the transfer of services to which the asset relates which typically ranges over the expected life of the relationship. In 2018, the amount of amortisation was £30.4m and there was no impairment loss recognised in connection with the capitalised contract costs.

5 Net trading income

Accounting for net trading income

In accordance with IFRS 9, trading positions are held at fair value, and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Income arises from both the sale and purchase of trading positions, margins which are achieved through market making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.

Gains or losses on non-trading financial instruments designated or mandatorily at fair value with changes in fair value recognised in the income statement are included in net trading income where the business model is to manage assets and liabilities on a fair value basis which includes use of derivatives or where an instrument is designated at fair value to eliminate an accounting mismatch and the related instrument’s gain and losses are reported in trading income.

	2018 £m	2017 £m	2016 £m
Net gains from financial instruments held for trading	3,292	2,388	2,426
Net gains from financial instruments designated at fair value	267	1,112	377
Net gains from financial instruments mandatorily at fair value	1,007	–	–
Own credit losses[a]	–	–	(35)
Net trading income	4,566	3,500	2,768

Note

a

Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit on financial liabilities designated at fair value through profit and loss, which was previously reported in income statement, is now recognised in other comprehensive income.

6 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 13 and Note 15.

	2018 £m	2017 £m	2016 £m
Net gains from disposal of available for sale investments[a]	–	298	912
Net gains from disposal of debt instruments at fair value through other comprehensive income	158	–	–
Dividend income	91	48	8
Net gains from financial instruments designated at fair value[b]	–	338	158
Net gains from financial instruments mandatorily at fair value	226	–	–
Other investment income	110	177	246
Net investment income	585	861	1,324

Notes

a	Following the adoption of IFRS 9, available for sale classification is no longer applicable.
b

Following the adoption of IFRS 9, this category only includes financial assets designated at fair value to eliminate or reduce an accounting mismatch. The net gains on such instruments are recognised in net trading income which helps to reduce an income statement presentation mismatch.

222 Barclays PLC 2018 Annual Report on Form 20-F

7 Credit impairment charges and other provisions

Accounting for the impairment of financial assets under IFRS 9 effective from 1 January 2018

Impairment

The Barclays Group is required to recognise expected credit losses (ECLs) based on unbiased forward-looking information for all financial assets at amortised cost, lease receivables, debt financial assets at fair value through other comprehensive income, loan commitments and financial guarantee contracts.

At the reporting date, an allowance (or provision for loan commitments and financial guarantees) is required for the 12 month (Stage 1) ECLs. If the credit risk has significantly increased since initial recognition (Stage 2), or if the financial instrument is credit impaired (Stage 3), an allowance (or provision) should be recognised for the lifetime ECLs.

The measurement of ECL is calculated using three main components: (i) probability of default (PD) (ii) loss given default (LGD) and (iii) the exposure at default (EAD).

The 12 month ECL is calculated by multiplying the 12 month PD, LGD and the EAD. The 12 month and lifetime PDs represent the PD occurring over the next 12 months and the remaining maturity of the instrument respectively. The EAD represents the expected balance at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdowns of committed facilities. The LGD represents expected losses on the EAD given the event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.

Determining a significant increase in credit risk since initial recognition:

The Barclays Group assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments. The credit risk of an exposure is considered to have significantly increased when:

i) Quantitative test

The annualised lifetime PD has increased by more than an agreed threshold relative to the equivalent at origination.

PD deterioration thresholds are defined as percentage increases, and are set at an origination score band and segment level to ensure the test appropriately captures significant increases in credit risk at all risk levels. Generally, thresholds are inversely correlated to the origination PD, i.e. as the origination PD increases, the threshold value reduces.

The assessment of the point at which a PD increase is deemed ‘significant’, is based upon analysis of the portfolios’ risk profile against a common set of principles and performance metrics (consistent across both retail and wholesale businesses), incorporating expert credit judgement where appropriate.

Wholesale assets apply a 100% increase in PD and 0.2% PD floor to determine a significant increase in credit risk.

Retail assets apply bespoke relative increase and absolute PD thresholds based on product type and origination PD. Thresholds are subject to maximums defined by Barclays Group policy and typically apply minimum relative thresholds of 50-100% and a maximum relative threshold of 400%.

For existing/historical exposures where origination point scores or data are no longer available or do not represent a comparable estimate of lifetime PD, a proxy origination score is defined, based upon:

◾	Back-population of the approved lifetime PD score either to origination date or, where this is not feasible, as far back as possible, (subject to a data start point no later than 1 January 2015); or

◾	Use of available historical account performance data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.

ii) Qualitative test

Relevant for accounts that meet the portfolio’s ‘high risk’ criteria and are subject to closer credit monitoring.

High risk customers may not be in arrears but either through an event or an observed behaviour exhibit credit distress. The definition and assessment of high risk includes as wide a range of information as reasonably available, such as industry and Group-wide customer level data, including but not limited to bureau scores and high consumer indebtedness index, wherever possible or relevant.

Whilst the high risk populations applied for IFRS 9 impairment purposes are aligned with risk management processes, they are also regularly reviewed and validated to ensure that they capture any incremental segments where there is evidence of credit deterioration.

iii) Backstop criteria

Relevant for accounts that are more than 30 calendar days past due. The 30 days past due criteria is a backstop rather than a primary driver of moving exposures into Stage 2.

Exposures will move back to Stage 1 once they no longer meet the criteria for a significant increase in credit risk. This means that, at minimum: all payments must be up-to-date, the PD deterioration test is no longer met, the account is no longer classified as high risk, and the customer has evidenced an ability to maintain future payments.

Management overlays and other exceptions to model outputs are applied only if consistent with the objective of identifying significant increases in credit risk.

Barclays PLC 2018 Annual Report on Form 20-F 223

Notes to the financial statements

Performance/return

7 Credit impairment charges and other provisions continued

Forward-looking information

The measurement of ECL involves complexity and judgement, including estimation of PD, LGD, a range of unbiased future economic scenarios, estimation of expected lives (where contractual life is not appropriate), and estimation of EAD and assessing significant increases in credit risk.

Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the original effective interest rate (EIR). ECLs are the unbiased probability-weighted credit losses determined by evaluating a range of possible outcomes and considering future economic conditions.

Barclays Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury, Bloomberg and the Urban Land Institute, which forms the baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six economic core variables, (GDP, unemployment and House Price Index (HPI) in both the UK and US markets), and expanded variables using statistical models based on historical correlations. All five scenarios converge to a steady state after 8 years. The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historic UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

Definition of default, credit impaired assets, write-offs, and interest income recognition

The definition of default for the purpose of determining ECLs, and for internal credit risk management purposes, has been aligned to the Regulatory Capital CRR Article 178 definition of default, to maintain a consistent approach with IFRS 9 and associated regulatory guidance. The Regulatory Capital CRR Article 178 definition of default considers indicators that the debtor is unlikely to pay, includes exposures in forbearance and is no later than when the exposure is more than 90 days past due or 180 days past due in the case of UK mortgages. When exposures are identified as credit impaired or purchased or originated as such interest income is calculated on the carrying value net of the impairment allowance.

Credit impaired is when the exposure has defaulted which is also anticipated to align to when an exposure is identified as individually impaired.

Uncollectable loans are written off against the related allowance for loan impairment on completion of the Barclays Group’s internal processes and when all reasonably expected recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement. The timing and extent of write-offs may involve some element of subjective judgement. Nevertheless, a write-off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery.

Loan modifications and renegotiations that are not credit-impaired

When modification of a loan agreement occurs as a result of commercial restructuring activity rather than due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing loan will be derecognised and a new loan will be recognised at fair value.

Where terms are not substantially different, the loan carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original EIR, with any resulting gain or loss recognised immediately within the income statement as a modification gain or loss.

Expected life

Lifetime ECLs must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. For revolving facilities, expected life is analytically derived to reflect behavioural life of the asset, i.e. the full period over which the business expects to be exposed to credit risk. Behavioural life is typically based upon historical analysis of the average time to default, closure or withdrawal of facility. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or EAD until they occur.

Discounting

ECLs are discounted at the EIR at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is the rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk free rate. Lease receivables are discounted at the rate implicit in the lease. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.

224 Barclays PLC 2018 Annual Report on Form 20-F

7 Credit impairment charges and other provisions continued

Modelling techniques

ECLs are calculated by multiplying three main components, being the PD, LGD and the EAD, discounted at the original EIR. The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:

◾

BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives;

◾

IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original EIR rather than using the cost of capital to the date of default;

◾

Management adjustments are made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events; and

◾

ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward-looking information.

For the IFRS 9 impairment assessment, Barclays Group’s risk models are used to determine the PD, LGD and EAD. For Stage 2 and 3, Barclays Group applies lifetime PDs but uses 12 month PDs for Stage 1. The ECL drivers of PD, EAD and LGD are modelled at an account level which considers vintage, among other credit factors. Also, the assessment of significant increase in credit risk is based on the initial lifetime PD curve, which accounts for the different credit risk underwritten over time.

Forbearance

A financial asset is subject to forbearance when it is modified due to the credit distress of the borrower. A modification made to the terms of an asset due to forbearance will typically be assessed as a non-substantial modification that does not result in derecognition of the original loan, except in circumstances where debt is exchanged for equity.

Both performing and non-performing forbearance assets are classified as Stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definition of default criteria has been triggered, in which case the asset is classified as Stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.

No financial instrument in forbearance can transfer back to Stage 1 until all of the Stage 2 thresholds are no longer met and can only move out of Stage 3 when no longer credit impaired.

Accounting for the impairment of financial assets under IAS 39 for 2017 and 2016

Loans and other assets held at amortised cost

In accordance with IAS 39, the Barclays Group assesses at each balance sheet date whether there is objective evidence that loan assets will not be recovered in full and, wherever necessary, recognises an impairment loss in the income statement.

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

◾	becoming aware of significant financial difficulty of the issuer or obligor

◾	a breach of contract, such as a default or delinquency in interest or principal payments

◾	the Barclays Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider

◾	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation

◾	the disappearance of an active market for that financial asset because of financial difficulties

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

Uncollectable loans are written off against the related allowance for loan impairment on completion of the Barclays Group’s internal processes when all reasonably expected recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

Barclays PLC 2018 Annual Report on Form 20-F 225

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

Critical accounting estimates and judgements

IFRS 9 impairment involves several important areas of judgement, including estimating forward looking modelled parameters (PD, LGD and EAD), developing a range of unbiased future economic scenarios, estimating expected lives and assessing significant increases in credit risk, based on the Barclays Group’s experience of managing credit risk. The determination of expected life is most material for Barclays credit card portfolios which is obtained via behavioural life analysis. As a result, the expected life of credit card portfolios is currently modelled over 10 years, to materially capture the risk of these facilities.

Within the retail and small businesses portfolios, which comprise large numbers of small homogenous assets with similar risk characteristics where credit scoring techniques are generally used, the impairment allowance is calculated using forward looking modelled parameters which are typically run at account level. There are many models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for retail portfolios is £1,689m (2017: £2,095m; 2016: £2,053m) of the total impairment charge on loans and advances.

For individually significant assets in Stage 3, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows across a range of economic scenarios are taken into account. These considerations can be subjective and can include the business prospects for the customer, the realisable value of collateral, the Barclays Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The economic scenarios considered are the same as those used in the Group’s ECL models. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is a release of £99m (2017: £238m; 2016: £299m) of the total impairment charge on loans and advances. Further information on impairment allowances, impairment charges and related credit information is set out within the Risk review on page 107.

	2018			2017[a]			2016[a]
	Impairment charges £m	Recoveries[b] £m	Total £m	Impairment charges £m	Recoveries[b] £m	Total £m	Impairment charges £m	Recoveries[b] £m	Total £m
Loans and advances	1,785	(195)	1,590	2,654	(334)	2,320	2,708	(365)	2,343
Provision for undrawn contractually committed facilities and guarantees provided	(125)	–	(125)	13	–	13	9	–	9
Loans impairment	1,660	(195)	1,465	2,667	(334)	2,333	2,717	(365)	2,352
Cash collateral and settlement balances	(1)	–	(1)	–	–	–	–	–	–
Financial investments	–	–	–	3	–	3	21	–	21
Financial instruments at fair value through other comprehensive income	4	–	4	–	–	–	–	–	–
Credit impairment charges and other provisions	1,663	(195)	1,468	2,670	(334)	2,336	2,738	(365)	2,373
Notes

a	The comparatives for 2017 and 2016 are presented on an IAS 39 basis.
b	Cash recoveries of previously written off amounts.

226 Barclays PLC 2018 Annual Report on Form 20-F

7 Credit impairment charges and other provisions continued

The movement in gross exposures and impairment allowance for loans and advances at amortised cost table under IFRS 9 is presented in the Credit risk section on page 107. The prior year comparative table for movement in allowance under IAS 39 is presented below.

Movements in allowance for impairment by asset class
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

Write-offs subject to enforcement activity

The contractual amount outstanding on financial assets that were written off during the period ended 31 December 2018 and that are still subject to enforcement activity is £1,445m. This is lower than the write-offs presented in the movement in gross exposures and impairment allowance table due to post write-off recoveries.

Modification of financial assets

Financial assets with a loss allowance measured at an amount equal to lifetime ECL of £851m were subject to non-substantial modification during the period, with a resulting loss of £26m. The gross carrying amount at 31 December 2018 of financial assets for which the loss allowance has changed to a 12 month ECL during the year amounts to £114m.

8 Operating expenses

Accounting for staff costs

The Barclays Group applies IAS 19 Employee benefits in its accounting for most of the components of staff costs.

Short-term employee benefits – salaries, accrued performance costs and social security are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs – recognised to the extent that the Barclays Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the payments.

Deferred cash and share awards are made to employees to incentivise performance over the period employees provide services. To receive payment under an award, employees must provide service over the vesting period. The period over which the expense for deferred cash and share awards is recognised is based upon the period employees consider their services contribute to the awards. For past awards, the Barclays Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest. In relation to awards granted from 2017, the Barclays Group, taking into account the changing employee understanding surrounding those awards, considered it appropriate for expense to be recognised over the vesting period including the financial year prior to the grant date.

The accounting policies for share-based payments, and pensions and other post-retirement benefits are included in Note 32 and Note 33 respectively.

	2018 £m	2017 £m	2016 £m
Infrastructure costs
Property and equipment	1,360	1,366	1,180
Depreciation of property, plant and equipment	418	446	492
Operating lease rentals	329	342	561
Amortisation of intangible assets	834	715	670
Impairment of property, equipment and intangible assets	9	80	95
Total infrastructure costs	2,950	2,949	2,998
Administration and general costs
Consultancy, legal and professional fees[a]	729	1,064	782
Subscriptions, publications, stationery and communications	635	630	644
Marketing, advertising and sponsorship	495	433	435
Travel and accommodation	153	150	136
UK bank levy	269	365	410
Other administration and general expenses[a]	176	98	147
Total administration and general costs	2,457	2,740	2,554
Staff costs	8,629	8,560	9,423
Provisions for litigation and conduct[a]	2,207	1,207	1,363
Operating expenses	16,243	15,456	16,338

Note

a	The presentation of other costs has been amended to include litigation and conduct as a separate line item. The prior year comparatives within other cost categories have been adjusted accordingly.

Barclays PLC 2018 Annual Report on Form 20-F 227

Notes to the financial statements

Performance/return

9 Tax

Accounting for income taxes

The Barclays Group applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (current tax) is recognised as an expense in the periods in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offsetting against taxable profits arising in the current or prior periods. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

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

The Barclays Group considers an uncertain tax position to exist when it considers that ultimately, in the future, the amount of profit subject to tax may be greater than the amount initially reflected in the Barclays Group’s tax returns. The Barclays Group accounts for provisions in respect of uncertain tax positions in two different ways.

A current tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will alter the amount of cash tax due to, or from, a tax authority in the future. From recognition, the current tax provision is then measured at the amount the Barclays Group ultimately expects to pay the tax authority to resolve the position, taking into account any interest and penalties potentially payable to the tax authority.

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

The approach taken to measurement takes account of whether the uncertain tax position is a discrete position that will be reviewed by the tax authority in isolation from any other position, or one of a number of issues which are expected to be reviewed together concurrently and resolved simultaneously with a tax authority. Barclays Group’s measurement of provisions is based upon its best estimate of the additional profit that will become subject to tax. For a discrete position, consideration is given only to the merits of that position. Where a number of issues are expected to be reviewed and resolved together, Barclays Group will take into account not only the merits of its position in respect of each particular issue but also the overall level of provision relative to the aggregate of the uncertain tax positions across all the issues that are expected to be resolved at the same time. In addition, in assessing provision levels, it is assumed that tax authorities will review uncertain tax positions and that all facts will be fully and transparently disclosed.

Critical accounting estimates and judgements

There are two key areas of judgement that impact the reported tax position. Firstly, the level of provisioning for uncertain tax positions; and secondly, the recognition and measurement of deferred tax assets.

The Barclays Group does not consider there to be a significant risk of a material adjustment to the carrying amount of current and deferred tax balances, including provisions for uncertain tax positions in the next financial year. The provisions for uncertain tax positions cover a diverse range of issues and reflect advice from external counsel where relevant. It should be noted that only a proportion of the total uncertain tax positions will be under audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.

Deferred tax assets have been recognised based on business profit forecasts. Details on the recognition of deferred tax assets is provided in this note.

	2018 £m	2017 £m	2016 £m
Current tax charge/(credit)
Current year	900	768	896
Adjustments in respect of prior years	(214)	55	(361)
	686	823	535
Deferred tax charge/(credit)
Current year	442	1,507	393
Adjustments in respect of prior years	(6)	(90)	65
	436	1,417	458
Tax charge	1,122	2,240	993

228 Barclays PLC 2018 Annual Report on Form 20-F

9 Tax continued

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Group’s profit before tax.

	2018 £m	2018%		2017 £m	2017%		2016 £m	2016%
Profit before tax	3,494			3,541			3,230
Tax charge based on the standard UK corporation tax rate of 19%
(2017: 19.25%; 2016: 20%)	664	19.0%		682	19.3%		646	20.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 21.9% (2017: 29.4%; 2016: 32.8%))	100	2.9%		356	10.1%		415	12.8%

Recurring items:
Non-creditable taxes including withholding taxes	156	4.5%		191	5.4%		277	8.6%
Non-deductible expenses	81	2.3%		90	2.5%		114	3.5%
Impact of UK bank levy being non-deductible	51	1.5%		70	2.0%		82	2.5%
Tax adjustments in respect of share-based payments	17	0.5%		5	0.1%		34	1.1%
Non-taxable gains and income	(245)	(7.0%	)	(178)	(5.0%	)	(199)	(6.2%	)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(104)	(3.0%	)	(71)	(2.0%	)	(178)	(5.5%	)
Impact of Barclays Bank PLC’s overseas branches being taxed both locally and in the UK	16	0.5%		(61)	(1.7%	)	(128)	(4.0%	)
Adjustments in respect of prior years	(220)	(6.3%	)	(35)	(1.0%	)	(296)	(9.2%	)
Banking surcharge and other items	167	4.8%		128	3.6%		88	2.7%

Non-recurring items:
Remeasurement of US deferred tax assets due to US tax rate reduction	–	–		1,177	33.2%		–	–
Impact of the UK branch exemption election on US branch deferred tax assets	–	–		(276)	(7.8%	)	–	–
Non-deductible provisions for UK customer redress	93	2.7%		129	3.6%		203	6.3%
Non-deductible provisions for investigations and litigation	346	9.9%		72	2.0%		48	1.5%
Non-taxable gains and income on divestments	–	–		(39)	(1.1%	)	(180)	(5.6%	)
Non-deductible impairments and losses on divestments	–	–		–	–		67	2.1%
Total tax charge	1,122	32.1%		2,240	63.3%		993	30.7%

Factors driving the effective tax rate

The effective tax rate of 32.1% is higher than the UK corporation tax rate of 19% primarily due to profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate, provisions for UK customer redress, investigations and litigation being non-deductible for tax purposes, non-creditable taxes and non-deductible expenses including UK bank levy. In addition, the UK profits of banking companies are subject to a surcharge. These factors, which have each increased the effective tax rate, are partially offset by the impact of non-taxable gains and income in the period, changes in the recognition of deferred tax, and the impact of adjustments in respect of prior years.

The Barclays Group’s future tax charge will be sensitive to the geographic mix of profits earned and the tax rates in force in the jurisdictions that the Barclays Group operates in. In the UK, legislation to reduce the corporation tax rate to 17% from 1 April 2020 has been enacted.

Effective from 1 January 2019, a change in accounting standards requires the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, to be included in the income statement tax charge. The Barclays Group currently includes the tax credit associated with deductions for payments made under Additional Tier 1 instruments as a movement in reserves. This accounting change will result in that tax credit being included in the income statement tax charge, and this will have the effect of reducing the Barclays Group’s effective tax rate from 2019.

For illustrative purposes, if this future accounting approach had been applied in 2018, then, the tax credit on payments under Additional Tier 1 instruments would have reduced the Barclays Group’s total income statement tax charge by £203m.

Tax in the consolidated statement of comprehensive income

The tax relating to each component of other comprehensive income can be found on page 206 in the consolidated statement of comprehensive income which includes within Other a tax credit of £30m (2017: £5m charge) on other items including share based payments.

Tax in respect of discontinued operation

Tax relating to the discontinued operation can be found in the BAGL disposal group income statement (refer to Note 41). The tax charge of £nil (2017: £154m) related entirely to the profit from the ordinary activities of the discontinued operation.

Barclays PLC 2018 Annual Report on Form 20-F 229

Notes to the financial statements

Performance/return

9 Tax continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2018 £m	2017 £m
Assets	482	561
Liabilities	(586)	(737)
As at 1 January	(104)	(176)
Income statement from continuing operations	(686)	(823)
Other comprehensive income	321	93
Corporate income tax paid	548	708
Other movements	91	94
	170	(104)
Assets	798	482
Liabilities	(628)	(586)
As at 31 December	170	(104)

Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:
	2018 £m	2017 £m
Intermediate Holding Company (“IHC Tax Group”)	1,454	1,413
US Branch Tax Group	1,087	1,234
UK Tax Group	861	492
Other	426	318
Deferred tax asset	3,828	3,457
Deferred tax liability	(51)	(44)
Net deferred tax	3,777	3,413

US deferred tax assets in the IHC and US Branch Tax Groups

The deferred tax asset in the IHC Tax Group of £1,454m (2017: £1,413m) includes £220m (2017: £286m) relating to tax losses and the deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £1,087m (2017: £1,234m) includes £167m (2017: £283m) relating to tax losses. Under US tax rules, losses occurring prior to 1 January 2018 can be carried forward and offset against profits for a period of 20 years. The losses first arose in 2011 in the IHC Tax Group and 2008 in the US Branch Tax Group and therefore, any unused amounts may begin to expire in 2031 and 2028 respectively. The remaining US deferred tax assets relate to temporary differences for which there is no time limit on recovery. The deferred tax assets for the IHC and the US Branch Tax Groups’ tax losses are currently projected to be fully utilised by 2020.

UK Tax Group deferred tax asset

The deferred tax asset in the UK Tax Group of £861m (2017: £492m) relates entirely to temporary differences.

Other deferred tax assets

The deferred tax asset of £426m (2017: £318m) in other entities within the Barclays Group includes £142m (2017: £27m) relating to tax losses carried forward. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that the losses and temporary differences will be utilised.

Of the deferred tax asset of £426m (2017: £318m), an amount of £247m (2017: £218m) relates to entities which have suffered a loss in either the current or prior year. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

230 Barclays PLC 2018 Annual Report on Form 20-F

9 Tax continued

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing differences £m	Fair value through other compre- hensive income £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share- based payments and deferred compensation £m	Other £m	Total £m
Assets[a]	1,266	200	1	52	735	157	596	384	1,362	4,753
Liabilities	(28)	(161)	(76)	(218)	–	–	–	–	(230)	(713)
At 1 January 2018[a]	1,238	39	(75)	(166)	735	157	596	384	1,132	4,040
Income statement	(14)	(8)	7	(120)	(84)	(62)	(103)	(26)	(26)	(436)
Other comprehensive income	–	108	96	(98)	(48)	8	1	(13)	(7)	47
Other movements	52	6	1	(5)	(2)	9	35	14	16	126
	1,276	145	29	(389)	601	112	529	359	1,115	3,777
Assets	1,292	180	39	46	601	112	529	359	1,377	4,535
Liabilities	(16)	(35)	(10)	(435)	–	–	–	–	(262)	(758)
At 31 December 2018	1,276	145	29	(389)	601	112	529	359	1,115	3,777

Assets	1,801	183	–	91	151	251	503	732	2,013	5,725
Liabilities	(92)	(141)	(333)	–	–	–	–	–	(319)	(885)
At 1 January 2017	1,709	42	(333)	91	151	251	503	732	1,694	4,840
Income statement	(353)	–	–	(322)	(38)	(69)	131	(307)	(459)	(1,417)
Other comprehensive income	–	(3)	262	49	–	–	–	(22)	22	308
Other movements	(118)	–	(4)	16	(5)	(25)	(38)	(19)	(125)	(318)
	1,238	39	(75)	(166)	108	157	596	384	1,132	3,413
Assets	1,266	200	1	52	108	157	596	384	1,362	4,126
Liabilities	(28)	(161)	(76)	(218)	–	–	–	–	(230)	(713)
At 31 December 2017	1,238	39	(75)	(166)	108	157	596	384	1,132	3,413

Note

a	Following the adoption of IFRS 9 and IFRS 15 on 1 January 2018, additional deferred tax assets of £627m were recognised. Refer to Note 42 for further information.

Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.

The amount of deferred tax liability expected to be settled after more than 12 months is £635m (2017: £522m). The amount of deferred tax assets expected to be recovered after more than 12 months is £3,703m (2017: £3,399m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Tax losses and temporary differences

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £175m (2017: £157m), unused tax credits of £198m (2017: £546m), and gross tax losses of £16,313m (2017: £17,919m). The tax losses include capital losses of £3,225m (2017: £3,126m). Of these tax losses, £240m (2017: £409m) expire within five years, £259m (2017: £193m) expire within six to ten years, £948m (2017: £2,016m) expire within 11 to 20 years and £14,866m (2017: £15,301m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Group investments in subsidiaries, branches and associates

Deferred tax is not recognised in respect of the value of the Barclays Group’s investments in subsidiaries, branches and associates where the Barclays Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £0.6bn (2017: £0.1bn).

Barclays PLC 2018 Annual Report on Form 20-F 231

Notes to the financial statements

Performance/return

10 Earnings per share
				2018 £m	2017 £m	2016 £m
Profit/(loss) attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations				1,394	(1,922)	1,623
Tax credit on profit after tax attributable to other equity instrument holders				203	174	128
Total profit/(loss) attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations				1,597	(1,748)	1,751

Continuing operations
Profit attributable to ordinary equity holders of the parent in respect of continuing operations				1,394	413	1,434
Tax credit on profit after tax attributable to other equity instrument holders				203	174	128
Profit attributable to equity holders of the parent in respect of continuing operations				1,597	587	1,562

Discontinued operation
(Loss)/profit attributable to ordinary equity holders of the parent in respect of discontinued operations				–	(2,335)	189
Dilutive impact of convertible options in respect of discontinued operations				–	–	(1)
(Loss)/profit attributable to equity holders of the parent in respect of discontinued operations including dilutive impact of convertible options				–	(2,335)	188

Profit/(loss) attributable to equity holders of the parent in respect of continuing and discontinued operations including dilutive impact of convertible options				1,597	(1,748)	1,750

				2018 million	2017 million	2016 million
Basic weighted average number of shares in issue				17,075	16,996	16,860
Number of potential ordinary shares				308	288	184
Diluted weighted average number of shares				17,383	17,284	17,044

	Basic earnings per share			Diluted earnings per share
	2018 p	2017 p	2016 p	2018 p	2017 p	2016 p
Earnings/(loss) per ordinary share	9.4	(10.3)	10.4	9.2	(10.1)	10.3
Earnings per ordinary share in respect of continuing operations	9.4	3.5	9.3	9.2	3.4	9.2
(Loss)/earnings per ordinary share in respect of discontinued operation	–	(13.8)	1.1	–	(13.5)	1.1

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 308m (2017: 288m) shares. The total number of share options outstanding, under schemes considered to be potentially dilutive, was 544m (2017: 534m). These options have strike prices ranging from £1.20 to £2.27.

Of the total number of employee share options and share awards at 31 December 2018, 43m (2017: 10m) were anti-dilutive.

The 79m (2017: 136m) increase in the basic weighted average number of shares since 31 December 2017 to 17,075m is primarily due to shares issued under employee share schemes and the Scrip Dividend Programme.

11 Dividends on ordinary shares

The Directors have approved a total dividend in respect of 2018 of 6.5p per ordinary share of 25p each. The remaining full year dividend for 2018 of 4.0p per ordinary share will be paid on 5 April 2019 to shareholders on the Share Register on 1 March 2019 following the 2.5p half year dividend paid in September. On 31 December 2018, there were 17,133m ordinary shares in issue. The financial statements for the year ended 31 December 2018 does not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2019. The 2018 financial statements include the 2018 half year dividend of £427m (2017: £170m) and a final dividend declared in relation to 2017 of £341m (2017: £339m). Dividends are funded out of distributable reserves.

232 Barclays PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Barclays Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arm’s-length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Detail regarding the Barclays Group’s approach to managing market risk can be found on page 130.

12 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IFRS 9, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Trading portfolio assets		Trading portfolio liabilities
	2018 £m	2017 £m	2018 £m	2017 £m
Debt securities and other eligible bills	57,283	51,200	(25,394)	(29,045)
Equity securities	39,565	59,338	(12,488)	(8,306)
Traded loans	7,234	3,140	–	–
Commodities	105	82	–	–
Trading portfolio assets/(liabilities)	104,187	113,760	(37,882)	(37,351)

13 Financial assets at fair value through the income statement

Accounting for financial assets mandatorily at fair value

Financial assets that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.

Accounting for financial assets designated at fair value

Financial assets, other than those held for trading, are classified in this category if they are so irrevocably designated at inception and the use of the designation removes or significantly reduces an accounting mismatch.

Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

The details on how the fair value amounts are derived for financial assets at fair value are described in Note 17.

	Designated at fair value		Mandatorily at fair value		Total
	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Loans and advances	5,267	11,037	14,257	–	19,524	11,037
Debt securities	3,855	15	667	–	4,522	15
Equity securities	–	4,670	6,019	–	6,019	4,670
Reverse repurchase agreements and other similar secured lending	106	100,040	118,935	–	119,041	100,040
Other financial assets	–	519	542	–	542	519
Financial assets at fair value through the income statement	9,228	116,281	140,420	–	149,648	116,281

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Loans and advances designated at fair value, attributable to credit risk	5,267	11,037	4	10	(35)	2
Value mitigated by related credit derivatives	–	256	–	1	–	(12)

Barclays PLC 2018 Annual Report on Form 20-F 233

Notes to the financial statements

Assets and liabilities held at fair value

14 Derivative financial instruments

Accounting for derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward-rate agreements, futures, options and combinations of these instruments and primarily affect the Barclays Group’s net interest income, net trading income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet. Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions.

All derivative instruments are held at fair value through profit or loss, except for derivatives that are in a designated cash flow or net investment hedge accounting relationship. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes terms included in a contract or financial liability (the host), which, had it been a standalone contract, would have met the definition of a derivative. If these are separated from the host, i.e. when the economic characteristics of the embedded derivative are not closely related with those of the host contract and the combined instrument is not measured at fair value through profit or loss, then they are accounted for in the same way as derivatives. For financial assets, the requirements are whether the financial asset contain contractual terms that give rise on specified dates to cash flows that are SPPI, and consequently the requirements for accounting for embedded derivatives are not applicable to financial assets.

Hedge accounting

The Barclays Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes. The Barclays Group applies hedge accounting to represent the economic effects of its interest rate, currency and contractually linked inflation risk management strategies. Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the Barclays Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation, as appropriate to the risks being hedged.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The fair value changes adjust the carrying value of the hedged asset or liability held at amortised cost.

If hedge relationships no longer meet the criteria for hedge accounting, hedge accounting is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement. For items classified as fair value through other comprehensive income, the hedge accounting adjustment is included in other comprehensive income.

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

Hedges of net investments

The Barclays Group’s net investments in foreign operations, including monetary items accounted for as part of the net investment, are hedged for foreign currency risks using both derivatives and foreign currency borrowings. Hedges of net investments are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is being recognised directly in other comprehensive income and the ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Barclays Group’s investment in the operation.

Total derivatives	2018			2017
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	44,193,753	222,384	(219,578)	35,686,673	237,504	(237,236)
Total derivative assets/(liabilities) held for risk management	180,202	154	(65)	231,348	165	(1,109)
Derivative assets/(liabilities)	44,373,955	222,538	(219,643)	35,918,021	237,669	(238,345)

Further information on netting arrangements of derivative financial instruments can be found within Note 18.

Trading derivatives are managed within the Barclays Group’s market risk management policies, which are outlined on page 93.

The Barclays Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit risk section on page 104 to 129.

234 Barclays PLC 2018 Annual Report on Form 20-F

14 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading	2018			2017
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	3,460,364	32,575	(33,051)	3,131,184	26,534	(26,177)
Currency swaps	1,180,559	27,184	(26,031)	1,098,587	23,675	(22,003)
OTC options bought and sold	552,838	4,259	(4,805)	506,156	4,056	(4,665)
OTC derivatives	5,193,761	64,018	(63,887)	4,735,927	54,265	(52,845)
Foreign exchange derivatives cleared by central counterparty	72,526	163	(233)	59,618	607	(585)
Exchange traded futures and options – bought and sold	23,585	7	(7)	24,266	30	(30)
Foreign exchange derivatives	5,289,872	64,188	(64,127)	4,819,811	54,902	(53,460)
Interest rate derivatives
Interest rate swaps	7,333,917	102,613	(96,394)	5,680,977	121,560	(112,187)
Forward-rate agreements	342,883	171	(306)	268,277	87	(88)
OTC options bought and sold	2,292,525	20,922	(22,589)	2,384,453	27,235	(29,635)
OTC derivatives	9,969,325	123,706	(119,289)	8,333,707	148,882	(141,910)
Interest rate derivatives cleared by central counterparty	16,083,853	1,056	(1,016)	13,215,545	3,675	(3,390)
Exchange traded futures and options – bought and sold	11,087,714	356	(323)	7,644,560	362	(358)
Interest rate derivatives	37,140,892	125,118	(120,628)	29,193,812	152,919	(145,658)
Credit derivatives
OTC swaps	386,508	6,575	(5,239)	411,160	7,595	(6,233)
Credit derivatives cleared by central counterparty	372,567	4,180	(4,280)	303,841	4,954	(5,319)
Credit derivatives	759,075	10,755	(9,519)	715,001	12,549	(11,552)
Equity and stock index derivatives
OTC options bought and sold	57,840	4,542	(7,719)	58,456	5,262	(9,591)
Equity swaps and forwards	132,656	5,169	(4,111)	103,283	2,235	(5,478)
OTC derivatives	190,496	9,711	(11,830)	161,739	7,497	(15,069)
Exchange traded futures and options – bought and sold	692,435	11,171	(12,066)	632,662	7,201	(9,050)
Equity and stock index derivatives	882,931	20,882	(23,896)	794,401	14,698	(24,119)
Commodity derivatives
OTC options bought and sold	1,648	26	(34)	4,465	32	(103)
Commodity swaps and forwards	8,108	495	(374)	12,755	662	(753)
OTC derivatives	9,756	521	(408)	17,220	694	(856)
Exchange traded futures and options – bought and sold	111,227	920	(1,000)	146,428	1,742	(1,591)
Commodity derivatives	120,983	1,441	(1,408)	163,648	2,436	(2,447)
Derivative assets/(liabilities) held for trading	44,193,753	222,384	(219,578)	35,686,673	237,504	(237,236)
Total OTC derivatives held for trading	15,749,846	204,531	(200,653)	13,659,753	218,933	(216,913)
Total derivatives cleared by central counterparty held for trading	16,528,946	5,399	(5,529)	13,579,004	9,236	(9,294)
Total exchange traded derivatives held for trading	11,914,961	12,454	(13,396)	8,447,916	9,335	(11,029)
Derivative assets/(liabilities) held for trading	44,193,753	222,384	(219,578)	35,686,673	237,504	(237,236)

Barclays PLC 2018 Annual Report on Form 20-F 235

Notes to the financial statements

Assets and liabilities held at fair value

14 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management	2018			2017
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives designated as cash flow hedges
Interest rate swaps	2,075	11	(6)	1,482	7	(3)
Interest rate derivatives cleared by central counterparty	73,314	–	–	122,103	–	–
Derivatives designated as cash flow hedges	75,389	11	(6)	123,585	7	(3)
Derivatives designated as fair value hedges
Interest rate swaps	2,065	143	(49)	7,345	117	(1,096)
Interest rate derivatives cleared by central counterparty	99,780	–	–	97,436	–	–
Derivatives designated as fair value hedges	101,845	143	(49)	104,781	117	(1,096)
Derivatives designated as hedges of net investments
Forward foreign exchange	2,968	–	(10)	2,982	41	(10)
Derivatives designated as hedges of net investments	2,968	–	(10)	2,982	41	(10)
Derivative assets/(liabilities) held for risk management	180,202	154	(65)	231,348	165	(1,109)

Total OTC derivatives held for risk management	7,108	154	(65)	11,809	165	(1,109)
Total derivatives cleared by central counterparty held for risk management	173,094	–	–	219,539	–	–
Derivative assets/(liabilities) held for risk management	180,202	154	(65)	231,348	165	(1,109)

The Barclays Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

		Up to	One to	Two to	Three to	Four to	More than
	Total	one year	two years	three years	four years	five years	five years
	£m	£m	£m	£m	£m	£m	£m
2018
Forecast receivable cash flows	2,599	685	717	536	346	200	115

2017
Forecast receivable cash flows	2,671	484	584	561	416	305	321

The maximum length of time over which the Barclays Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments is 10 years (2017: 10 years).

Amounts recognised in net interest income	2018 £m	2017 £m
(Losses)/gains on the hedged items attributable to the hedged risk	(163)	550
Gains/(losses) on the hedging instruments	164	(460)
Fair value ineffectiveness	1	90
Cash flow hedging ineffectiveness	(5)	(135)
Net investment hedging ineffectiveness	(1)	2

Gains and losses transferred from the cash flow hedging reserve to the income statement included a £332m gain (2017: £632m gain) to interest expense.

236 Barclays PLC 2018 Annual Report on Form 20-F

14 Derivative financial instruments continued

Hedge accounting

Hedge accounting is applied predominantly for the following risks:

(i)

Interest rate risk – predominantly arises due to a mismatch between fixed interest rates and floating interest rates. Interest rate risk also includes exposure to inflation risk for certain types of investments.

(ii)

Currency risk – arises due to assets or liabilities being denominated in different currencies than the functional currency of the relevant entity. At a consolidated level, currency risk also arises when the functional currency of subsidiaries are different from the parent.

(iii)

Contractually linked Inflation risk – arises from financial instruments within contractually specified inflation risk. The Barclays Group does not hedge inflation risk that arises from other activities.

In order to hedge the risks to which the Barclays Group is exposed, the hedging instruments employed are interest rate swaps, inflation swaps, currency swaps and foreign currency debt to:

(i)	Swap fixed interest rate exposures into variable rates.

(ii)	Swap variable interest rate exposures into fixed rates.

(iii)	Swap inflation exposure into either fixed or variable interest rates.

(iv)	Swap foreign currency net investment exposure to local currency.

The hedging instruments share the same risk exposures as the hedged items, being interest rate risk, inflation risk and foreign currency risk. Hedge effectiveness is assessed with reference to the shared risks, but to the extent hedging instruments are exposed to different risks than the hedged items, this could result in hedge ineffectiveness or hedge accounting failures.

In some cases, certain items which are economically hedged may be ineligible hedged items for the purposes of IAS 39, such as core deposits and equity. In these instances, a proxy hedging solution can be utilised whereby portfolios of floating rate assets are designated as eligible hedged items in cash flow hedges.

The ratio between the hedged item and the hedging instruments is typically determined with reference to the sensitivity of the hedged item, on designation to the risk factor, compared to that of the hedging instrument. In many cases the ratio is 100%.

In some hedging relationships, the Barclays Group would designate risk components of hedged items as follows:

(i)	Benchmark interest rate risk as a component of interest rate risk, such as the LIBOR component.

(ii)	Inflation risk as a contractually specified component of a debt instrument.

(iii)	Spot exchange rate risk for foreign currency financial assets or financial liabilities.

(iv)	Components of cash flows of hedged items, for example certain interest payments for part of the life of an instrument.

Using the benchmark interest rate risk results in other risks such as credit risk and liquidity risk being excluded from the hedge accounting relationship. LIBOR is considered the predominant interest rate risk and therefore the hedged items change in fair value on a fully proportionate basis with reference to this risk.

For disclosures of the extent of risk exposures that the Barclays Group manages, refer to the Risk review section.

In respect of many of the Barclays Group’s hedge accounting relationships, the hedged item and hedging instrument change frequently due to the dynamic nature of the risk management and hedge accounting strategy.

The Barclays risk management strategy is to hedge interest rate risk with interest rate derivatives (predominantly interest rate swaps), currency risk with currency derivatives and inflation risk with inflation derivatives. The interest rate risk management strategy is to reduce Barclays’ exposure to interest rate risk to within approved risk limits.

The Barclays Group applies hedge accounting to dynamic scenarios, predominantly in relation to interest rate risk, with a combination of hedged items (some hedged items are designated by proxy) in order for its financial statements to reflect as closely as possible the economic risk management undertaken. Hedge relationships are analysed and rebalanced on a daily basis. In some cases, if the hedge accounting objective changes, the relevant hedge accounting relationship is de-designated; in some cases, a de-designated relationship is replaced with a different hedge accounting relationship.

Changes in the GBP value of net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital. The Barclays Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by matching the CET1 capital movements to the revaluation of the Barclays Group’s foreign currency RWA exposures. Net investment hedges are designated where necessary to reduce the exposure to movement in a particular exchange rate to within mandated limits. As far as possible, existing external currency liabilities are designated as the hedging instruments. Hedging relationships are reviewed, and adjusted if necessary, at least once a month.

Sources of ineffectiveness affecting hedge accounting are as follows:

(i)	Mismatches between the contractual terms of the hedged item and hedging instrument, including basis differences between the hedged risk and the risk exposure of the hedging instrument.

(ii)	Changes in credit risk of the hedging instruments.

(iii)

If a hedge accounting relationship becomes overhedged. This might occur in hedges of net investments if the net asset value designated at the start of the period falls below the amount of the hedging instrument.

(iv)	In the cash flow hedging solution, when a hedge is built using external swaps having non-zero present values, it creates ineffectiveness.

No other source of ineffectiveness has arisen during the period. Hedge effectiveness is determined with reference to quantitative tests, predominantly regression testing, which takes into account the regression co-efficient, the slope of the regression line, and ensuring that the relevant confidence intervals are complied with. There were no instances of forecast transactions for which hedge accounting had been used in the previous period, but which are no longer expected to occur.

Barclays PLC 2018 Annual Report on Form 20-F 237

Notes to the financial statements

Assets and liabilities held at fair value

14 Derivative financial instruments continued

Amount, timing and uncertainty of future cash flows

The following table shows the hedging instruments which are carried on the Barclays Group’s balance sheet:

						Change in fair
		Carrying value				value used as
						a basis to
		Derivative	Derivative	Loan	Nominal	determine
		assets	liabilities	liabilities	amount	ineffectiveness
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2018
Fair value	Interest rate risk	106	(41)	–	98,320	135
	Inflation risk	37	(8)	–	3,525	29
Cash flow	Interest rate risk	11	(6)	–	75,389	(380)
Net investment	Foreign exchange risk	–	(10)	(12,325)	15,300	(745)

The following table profiles the expected notional values of current hedging instruments in future years:
	2019 £m	2020 £m	2021 £m	2022 £m	2023 £m	2024 and later £m
As at 31 December
Fair value hedges of interest rate risk
Notional amount	95,411	86,939	70,335	56,938	51,114	41,510
Fair value hedges of inflation risk
Notional amount	3,107	1,998	1,754	1,331	1,159	986

There are 1,805 interest rate risk fair value hedges with an average fixed rate of 2.79% across the relationships and 44 inflation risk fair value hedges with an average rate of 1.00% across the relationships.

Hedged items in fair value hedge accounting relationships
		Accumulated fair value adjustment included in carrying amount
			Of which:
			Accumulated
			fair value	Change in
			adjustment on	fair value	Hedge
			items no longer	used as a basis	ineffectiveness	Line item in the
			in a hedge	to determine	recognised in the	income statement
Hedged item statement of financial position	Carrying amount	Total	relationship	ineffectiveness	income statement	used to recognise
classification and risk category	£m	£m	£m	£m	£m	ineffectiveness
2018
Assets
Loans and advances classified as amortised cost
– Interest rate risk	7,106	(363)	(626)	(568)	37	Net interest income
– Inflation risk	512	312	–	2	(1)	Net interest income
Debt securities classified as fair value through other comprehensive income
– Interest rate risk	30,108	416	(21)	(96)	17	Net interest income
– Inflation risk	2,907	(20)	–	(50)	(18)	Net interest income
Liabilities
Debt securities in issue classified as amortised cost
– Interest rate risk	53,935	(289)	(256)	549	(34)	Net interest income

For items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather recognised as other comprehensive income.

238 Barclays PLC 2018 Annual Report on Form 20-F

14 Derivative financial instruments continued
Hedged items in cash flow hedge accounting and hedges of net investments in foreign operations
					Balances
				Balances	remaining
				remaining in	in foreign
	Change in			cash flow	currency
	value of		Balance in	hedge reserve	translation	Hedging gains		Line item in the
	hedged item	Balance in	foreign	for which	reserve for	or losses	Hedge	statement of
	used as	cash flow	currency	hedge	which hedge	recognised	ineffectiveness	comprehensive
	the basis for	hedge reserve	reserve	accounting	accounting	in other	recognised in	income used
	recognising	for continuing	for continuing	is no longer	is no longer	comprehensive	the income	to recognise
Description of hedge	ineffectiveness	hedges	hedges	applied	applied	income	statement	ineffectiveness
relationship and hedged risk	£m	£m	£m	£m	£m	£m	£m
2018
Cash flow hedge of
interest rate risk
Loans and
advances classified								Net interest
as amortised cost	375	(44)	–	(827)	–	334	(5)	income
Hedge of net investment
in foreign operation
USD foreign operations	719	–	1,648	–	–	719	–
EUR foreign operations	–	–	1	–	86	–	–
ZAR foreign operations	–	–	–	–	(1)	–	–
CAD foreign operations	–	–	–	–	1	–	–
CHF foreign operations	4	–	–	–	53	4	–
HKD foreign operations	2	–	–	–	23	2	–
JPY foreign operations	14	–	–	–	77	14	–
MXN foreign operations	21	–	–	–	(14)	21	–
SEK foreign operations	(13)	–	–	–	13	(13)	–
								Net
								interest
SGD foreign operations	1	–	–	–	78	1	(1)	income
TWD foreign operations	–	–	–	–	2	–	–
BRL foreign operations	(4)	–	(3)	–	–	(4)	–
CNY foreign operations	–	–	–	–	2	–	–
INR foreign operations	–	–	–	–	7	–	–
	744	–	1,646	–	327	744	(1)

The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

2018
	Amount recycled	Amount recycled
	from other	from other
	comprehensive	comprehensive
	income due to	income during the
	hedged item	period due to sale
	affecting income	or disposal of
	statement	investment
Description of hedge relationship and hedged risk	£m	£m
Cash flow hedge of interest rate risk
Recycled to interest income	332	–
Hedge of net investment in foreign operation
Recycled to other income	–	(41)

A detailed reconciliation of the movements of the cash flow hedge reserve and the currency translation reserve is as follows:

	Cash flow	Currency
	hedge reserve	translation reserve
	£m	£m
Balance on 1 January 2018	1,161	3,054
Currency translation movements[a]	(10)	793
Hedging gains/(losses) for the year	(334)	–
Amounts reclassified in relation to cash flows affecting profit or loss	(332)	41
Tax	175	–
Balance on 31 December 2018	660	3,888

Note
a	Currency translation movements include amounts attributable to items which are not in net investment hedges (£49m gain).

Barclays PLC 2018 Annual Report on Form 20-F 239

Notes to the financial statements

Assets and liabilities held at fair value

15 Financial assets at fair value through other comprehensive income and Financial investments

Accounting for financial assets at fair value through other comprehensive income (‘FVOCI’) under IFRS 9 effective from 1 January 2018

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling and that contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at FVOCI. They are subsequently re-measured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Interest (calculated using the effective interest method) is recognised in the income statement in net interest income (Note 3). Upon disposal, the cumulative gain or loss recognised in other comprehensive income is included in net investment income.

In determining whether the business model is achieved by both collecting contractual cash flows and selling financial assets, it is determined that both collecting contractual cash flows and selling financial assets are integral to achieving the objective of the business model. The Barclays Group will consider past sales and expectations about future sales to establish if the business model is achieved.

For equity securities that are not held for trading, the Barclays Group may make an irrevocable election on initial recognition to present subsequent changes in the fair value of the instrument in other comprehensive income (except for dividend income which is recognised in profit or loss). Gains or losses on the de-recognition of these equity securities are not transferred to profit or loss. These assets are also not subject to the impairment requirements and therefore no amounts are recycled to the income statement. Where the Barclays Group has not made the irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, equity securities are measured at fair value through profit or loss.

Accounting for financial investments under IAS 39 for 2017 and 2016

Available for sale financial assets are held at fair value with gains and losses being included in other comprehensive income. The Barclays Group uses this classification for assets that are not derivatives and are not held for trading purposes or otherwise designated at fair value through profit or loss, or at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised in the income statement in net interest income or, net investment income. On disposal, the cumulative gain or loss recognised in other comprehensive income is also included in net investment income.

Held to maturity assets are held at amortised cost. The Barclays Group uses this classification when there is an intent and ability to hold the asset to maturity. Interest on the investments are recognised in the income statement within net interest income.

	2018 £m	2017 £m
Debt securities and other eligible bills at fair value through other comprehensive income	51,026	–
Equity securities at fair value through other comprehensive income	1,122	–
Loans and advances at fair value through other comprehensive income	668	–
Available for sale debt securities and other eligible bills	–	52,020
Available for sale equity securities	–	1,786
Held to maturity debt securities	–	5,109
Financial assets at fair value through other comprehensive income/Financial investments	52,816	58,915

16 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IFRS 9, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). Movements in own credit are reported through other comprehensive income. On derecognition of the financial liability no amount relating to own credit risk are recycled to the income statement. The Barclays Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Barclays Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 14).

The details on how the fair value amounts are arrived for financial liabilities designated at fair value are described in Note 17.

	2018		2017
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	46,649	54,159	42,563	46,920
Deposits	31,682	32,029	4,448	4,414
Repurchase agreements and other similar secured borrowing	138,484	138,724	126,691	126,822
Other financial liabilities	19	19	16	16
Financial liabilities designated at fair value	216,834	224,931	173,718	178,172

The cumulative own credit net loss recognised is £121m (2017: £179m loss).

240 Barclays PLC 2018 Annual Report on Form 20-F

17 Fair value of financial instruments

Accounting for financial assets and liabilities – fair values

Financial instruments that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

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

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Barclays Group’s financial assets and liabilities, especially derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

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

For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (Day One profit) is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all model inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.

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

The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 250.

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

Barclays PLC 2018 Annual Report on Form 20-F 241

Notes to the financial statements

Assets and liabilities held at fair value

17 Fair value of financial instruments continued

The following table shows the Barclays Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2018				2017
	Valuation technique using				Valuation technique using
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
As at 31 December
Trading portfolio assets	51,029	49,545	3,613	104,187	63,925	47,858	1,977	113,760
Financial assets at fair value through the income statement	8,918	131,348	9,382	149,648	4,347	104,187	7,747	116,281
Derivative financial assets	6,813	210,510	5,215	222,538	3,786	228,549	5,334	237,669
Available for sale investments	–	–	–	–	22,841	30,571	395	53,807
Financial assets at fair value through other comprehensive income	19,764	32,697	355	52,816	–	–	–	–
Investment property	–	–	9	9	–	–	116	116
Assets included in disposal groups classified as held for sale[a]	–	–	–	–	–	–	29	29
Total assets	86,524	424,100	18,574	529,198	94,899	411,165	15,598	521,662

Trading portfolio liabilities	(20,654)	(17,225)	(3)	(37,882)	(20,905)	(16,442)	(4)	(37,351)
Financial liabilities designated at fair value	(76)	(216,478)	(280)	(216,834)	–	(173,238)	(480)	(173,718)
Derivative financial liabilities	(6,152)	(208,748)	(4,743)	(219,643)	(3,631)	(229,517)	(5,197)	(238,345)
Total liabilities	(26,882)	(442,451)	(5,026)	(474,359)	(24,536)	(419,197)	(5,681)	(449,414)

Note

a	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

242 Barclays PLC 2018 Annual Report on Form 20-F

17 Fair value of financial instruments continued

The following table shows the Barclays Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

Assets and liabilities held at fair value by product type
	Assets Valuation technique using			Liabilities Valuation technique using

	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m
As at 31 December 2018
Interest rate derivatives	–	122,794	2,478	–	(118,227)	(2,456)
Foreign exchange derivatives	–	63,996	192	–	(63,952)	(185)
Credit derivatives	–	9,373	1,381	–	(9,188)	(331)
Equity derivatives	6,813	12,934	1,136	(6,152)	(16,001)	(1,743)
Commodity derivatives	–	1,413	28	–	(1,380)	(28)
Government and government sponsored debt	41,812	51,644	14	(9,396)	(11,171)	–
Corporate debt	–	14,664	456	–	(5,061)	–
Certificates of deposit, commercial paper and other money market instruments	–	1,135	–	–	(8,556)	(10)
Margin lending	–	10,388	–	–	(26,875)	–
Reverse repurchase and repurchase agreements	–	118,273	768	–	(138,460)	–
Non-asset backed loans	–	7,406	8,304	–	–	–
Asset backed securities	–	2,314	688	–	(245)	–
Issued debt	–	–	–	–	(42,101)	(251)
Equity cash products	37,816	7,195	698	(11,258)	(1,181)	(3)
Private equity investments	7	–	1,071	–	–	(19)
Assets and liabilities held for sale	–	–	–	–	–	–
Other[a]	76	571	1,360	(76)	(53)	–
Total	86,524	424,100	18,574	(26,882)	(442,451)	(5,026)

As at 31 December 2017
Interest rate derivatives	–	150,325	2,718	–	(143,890)	(2,867)
Foreign exchange derivatives	–	54,783	160	–	(53,346)	(124)
Credit derivatives	–	11,163	1,386	–	(11,312)	(240)
Equity derivatives	3,786	9,848	1,064	(3,631)	(18,527)	(1,961)
Commodity derivatives	–	2,430	6	–	(2,442)	(5)
Government and government sponsored debt	34,783	49,853	49	(13,079)	(13,116)	–
Corporate debt	–	15,098	871	–	(3,580)	(4)
Certificates of deposit, commercial paper and other money market instruments	–	1,491	–	–	(7,377)	(250)
Reverse repurchase and repurchase agreements	–	100,038	–	–	(126,691)	–
Non-asset backed loans	–	5,710	6,657	–	–	–
Asset backed securities	–	1,837	626	–	(221)	–
Issued debt	–	–	–	–	(38,176)	(214)
Equity cash products[a]	56,322	7,690	502	(7,826)	(388)	–
Private equity investments	8	1	817	–	–	(16)
Assets and liabilities held for sale	–	–	29	–	–	–
Other[a,b]	–	898	713	–	(131)	–
Total	94,899	411,165	15,598	(24,536)	(419,197)	(5,681)
Notes

a Level 3 preference shares of £390m were reclassified from other to equity cash products.

b Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

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

Barclays PLC 2018 Annual Report on Form 20-F 243

Notes to the financial statements

Assets and liabilities held at fair value

17 Fair value of financial instruments continued

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

Credit derivatives

Description: Derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets (e.g. a securitised product). The category includes single name and index credit default swaps (CDS) and asset backed CDS.

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

Level 3 sensitivity: Sensitivity to unobservable CDS contracts is determined by applying a shift to credit spread curves based on the average range of pricing observed in the market for similar CDS

Equity derivatives

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

244 Barclays PLC 2018 Annual Report on Form 20-F

17 Fair value of financial instruments continued

Complex derivative instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays’ own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussion with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are considered, like any other third party valuation, when determining Barclays’ fair value estimates.

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

Margin Lending

Description: Includes Prime Brokerage Margin Lending, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Prime Brokerage Margin Lending transactions are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction.

Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services, or historic trade data. In general, the sensitivity of unobservable inputs is not significant to the overall valuation given the predominantly short-term nature of the agreements.

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

Barclays PLC 2018 Annual Report on Form 20-F 245

Notes to the financial statements

Assets and liabilities held at fair value

17 Fair value of financial instruments continued

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

246 Barclays PLC 2018 Annual Report on Form 20-F

17 Fair value of financial instruments continued

Other

Description: Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2017: £3,807m government bonds assets and £1,023m/£(950)m of commodity derivative assets and liabilities transferred from Level 1 to Level 2).

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

Asset and liability transfers between Level 2 and Level 3 are primarily due to 1) an increase or decrease in observable market activity related to an input or 2) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays PLC 2018 Annual Report on Form 20-F 247

Notes to the financial statements

Assets and liabilities held at fair value

17 Fair value of financial instruments continued

Analysis of movements in Level 3 assets and liabilities
	As at					Total gains and losses in the period recognised in the income statement		Total gains or losses recog-	Transfers		As at 31
	1 January 2018[a] £m	Purchases £m	Sales £m	Issues £m	Settle- ments £m	Trading income £m	Other income £m	nised in OCI £m	In £m	Out £m	December 2018 £m
Government and government sponsored debt	49	14	(49)	–	–	–	–	–	–	–	14
Corporate debt	871	108	(88)	–	(23)	9	–	–	39	(528)	388
Non-asset backed loans	166	5,514	(3,480)	–	–	–	–	–	71	(8)	2,263
Asset backed securities	627	205	(168)	–	(2)	(21)	–	–	58	(35)	664
Equity cash products	68	18	(9)	–	–	(16)	–	–	107	(32)	136
Other	196	4	(6)	–	(20)	(32)	–	–	145	(139)	148
Trading portfolio assets	1,977	5,863	(3,800)	–	(45)	(60)	–	–	420	(742)	3,613

Non-asset backed loans	6,073	74	–	–	(508)	49	–	–	–	–	5,688
Private equity investments	688	279	(114)	–	–	2	117	–	125	(26)	1,071
Equity cash products	398	87	(1)	–	–	1	74	–	–	–	559
Other	360	6,624	(4,920)	–	(47)	29	18	–	–	–	2,064
Financial assets at fair value through the income statement	7,519	7,064	(5,035)	–	(555)	81	209	–	125	(26)	9,382

Equity cash products	36	–	(16)	–	–	–	–	–	–	(18)	2
Private equity investments	129	–	–	–	–	–	–	–	–	(129)	–
Other	40	–	–	–	–	–	–	(1)	314	–	353
Fair value through other comprehensive income	205	–	(16)	–	–	–	–	(1)	314	(147)	355

Investment property	116	9	(115)	–	–	–	(1)	–	–	–	9

Trading portfolio liabilities	(4)	–	–	–	–	(3)	–	–	–	4	(3)

Certificates of deposit, commercial paper and other money market instruments	(250)	–	–	–	5	–	(3)	–	–	238	(10)
Issued debt	(214)	–	–	(4)	9	33	–	–	(225)	150	(251)
Other	(16)	–	–	–	4	–	(7)	–	–	–	(19)
Financial liabilities designated at fair value	(480)	–	–	(4)	18	33	(10)	–	(225)	388	(280)

Interest rate derivatives	(150)	1	(1)	–	196	(25)	–	–	(71)	72	22
Foreign exchange derivatives	37	–	–	–	(9)	5	–	–	(13)	(13)	7
Credit derivatives	1,146	(6)	3	–	(12)	(85)	–	–	7	(3)	1,050
Equity derivatives	(896)	72	(570)	–	125	73	1	–	128	460	(607)
Commodity derivatives	–	–	–	–	–	–	–	–	–	–	–
Net derivative financial instruments[b]	137	67	(568)	–	300	(32)	1	–	51	516	472

Total	9,470	13,003	(9,534)	(4)	(282)	19	199	(1)	685	(7)	13,548

Notes

a	Balances as at 1 January 2018 include the IFRS 9 transition impact. Balances as at 31 December 2017 have been presented on an IAS 39 basis.
b

The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,215m (2017: £5,334m) and derivative financial liabilities are £4,743m (2017: £5,197m).

248 Barclays PLC 2018 Annual Report on Form 20-F

17 Fair value of financial instruments continued

Analysis of movements in Level 3 assets and liabilities
	As at					Total gains and losses in the period recognised in the income statement		Total gains or losses recog-	Transfers		As at 31
	1 January 2017 £m	Purchases £m	Sales £m	Issues £m	Settle- ments £m	Trading income £m	Other income £m	nised in OCI £m	In £m	Out £m	December 2017 £m
Government and government sponsored debt	3	46	–	–	–	–	–	–	–	–	49
Corporate debt	969	73	(47)	–	(98)	21	–	–	6	(53)	871
Non-asset backed loans	151	435	(187)	–	(221)	(8)	–	–	1	(5)	166
Asset backed securities	515	195	(78)	–	(9)	9	–	–	–	(5)	627
Equity cash products	77	24	(11)	–	–	(19)	–	–	–	(3)	68
Other	350	2	(77)	–	(97)	25	(1)	–	3	(9)	196
Trading portfolio assets	2,065	775	(400)	–	(425)	28	(1)	–	10	(75)	1,977

Non-asset backed loans	8,616	–	–	–	(2,284)	159	–	–	–	–	6,491
Asset backed loans	201	27	(25)	–	(3)	(17)	(3)	–	6	(31)	155
Private equity investments	562	26	(127)	–	(1)	(1)	29	–	21	(11)	498
Equity cash products[a]	185	–	–	–	(1)	(7)	205	–	16	–	398
Other[a]	383	4,675	(4,646)	–	(247)	41	(8)	–	16	(9)	205
Financial assets at fair value through the income statement	9,947	4,728	(4,798)	–	(2,536)	175	223	–	59	(51)	7,747

Equity cash products	73	–	–	–	–	–	1	2	5	(45)	36
Private equity investments	294	15	(78)	–	–	–	(5)	37	60	(4)	319
Other	5	36	–	–	(2)	–	–	1	–	–	40
Available for sale investments	372	51	(78)	–	(2)	–	(4)	40	65	(49)	395

Investment property	81	114	(69)	–	–	–	(10)	–	–	–	116

Trading portfolio liabilities	(7)	(4)	1	–	–	2	–	–	(1)	5	(4)

Certificates of deposit, commercial paper and other money market instruments	(319)	–	69	–	–	–	9	–	(104)	95	(250)
Issued debt	(298)	–	84	–	–	–	–	–	–	–	(214)
Other	(223)	–	–	–	204	–	(6)	–	–	9	(16)
Financial liabilities designated at fair value	(840)	–	153	–	204	–	3	–	(104)	104	(480)

Interest rate derivatives	899	58	(1)	–	(208)	(166)	–	–	(11)	(721)	(150)
Foreign exchange derivatives	81	–	–	–	(12)	27	–	–	(13)	(46)	37
Credit derivatives	1,370	5	(2)	–	(29)	(128)	–	–	(69)	(1)	1,146
Equity derivatives	(970)	(220)	(14)	–	374	(43)	–	–	(16)	(7)	(896)
Commodity derivatives	(5)	–	–	–	–	4	–	–	1	–	–
Net derivative financial instruments	1,375	(157)	(17)	–	125	(306)	–	–	(108)	(775)	137

Assets and liabilities held for sale	574	–	(574)	–	–	–	–	–	–	–	–

Total	13,567	5,507	(5,782)	–	(2,634)	(101)	211	40	(79)	(841)	9,888
Net assets held for sale measured at fair value on non-recurring basis											29

Total	13,567	5,507	(5,782)	–	(2,634)	(101)	211	40	(79)	(841)	9,917

Note

a	Preference shares of £390m were reclassified from others to equity cash products

Barclays PLC 2018 Annual Report on Form 20-F 249

Notes to the financial statements

Assets and liabilities held at fair value

17 Fair value of financial instruments continued

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2018				2017
	Income statement		Other		Income statement		Other
	Trading income £m	Other income £m	compre- hensive income £m	Total £m	Trading income £m	Other income £m	compre- hensive income £m	Total[a] £m
As at 31 December
Trading portfolio assets	(60)	–	–	(60)	(34)	–	–	(34)
Financial assets at fair value through the income statement	68	206	–	274	147	200	–	347
Available for sale investments	–	–	–	–	–	(4)	29	25
Fair value through other comprehensive income	–	–	(1)	(1)	–	–	–	–
Investment property	–	(1)	–	(1)	–	(10)	–	(10)
Trading portfolio liabilities	(3)	–	–	(3)	3	–	–	3
Financial liabilities designated at fair value	55	–	–	55	58	10	–	68
Net derivative financial instruments	(14)	-	-	(14)	(301)	–	–	(301)
Total	46	205	(1)	250	(127)	196	29	98

Sensitivity analysis of valuations using unobservable inputs
	2018				2017
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement £m	Equity £m	Income statement £m	Equity £m	Income statement £m	Equity £m	Income statement £m	Equity £m
As at 31 December
Interest rate derivatives	80	–	(162)	–	114	–	(138)	–
Foreign exchange derivatives	7	–	(10)	–	6	–	(6)	–
Credit derivatives	126	–	(73)	–	106	–	(79)	–
Equity derivatives	110	–	(112)	–	99	–	(99)	–
Commodity derivatives	1	–	(1)	–	3	–	(3)	–
Corporate debt	10	–	(2)	–	4	–	(3)	–
Non asset backed loans	274	–	(458)	–	243	–	(468)	–
Asset backed securities	–	–	-	–	1	–	-	–
Equity cash products	121	–	(155)	–	12	24	(8)	(24)
Private equity investments	230	–	(241)	–	133	13	(138)	(13)
Other[a]	2	–	(2)	–	5	–	(5)	–
Total	961	–	(1,216)	–	726	37	(947)	(37)

Note

a	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £961m (2017: £763m) or to decrease fair values by up to £1,216m (2017: £984m) with all the potential effect impacting profit and loss.

250 Barclays PLC 2018 Annual Report on Form 20-F

17 Fair value of financial instruments continued

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[c]	Significant unobservable inputs	2018 Range		2017 Range		Units[a]
			Min	Max	Min	Max
Derivative financial instruments[b]
Interest rate derivatives	Discounted cash flows	Inflation forwards	1	2	1	3	%
		Credit spread	6	897	45	1,320	bps
		Yield	0.1	0.2	0.1	0.1	bps
	Comparable pricing	Price	–	100	–	100	points
	Option model	Inflation volatility	33	174	35	201	bps vol
		IR – IR correlation	(26)	100	(24)	99	%
		FX – IR correlation	(30)	78	(30)	24	%
		Interest rate volatility	10	199	5	353	bps vol
Credit derivatives	Discounted cash flows	Credit spread	142	209	122	190	bps
	Comparable pricing	Price	10	96	97	97	points
Equity derivatives	Option model	Equity volatility	2	81	3	92	%
		Equity – equity correlation	(100)	100	(100)	100	%
	Discounted cash flow	Discounted margin	(171)	301	(105)	301	bps
Non-derivative financial instruments
Non-asset backed loans	Discounted cash flows	Loan spread	30	531	30	596	bps
		Credit spread	25	800	300	726	bps
		Price	–	118	–	50	points
	Comparable pricing	Price	–	100	–	100	points
Reverse repurchase and repurchase agreements	Discounted cash flows	Funding spread	(20)	139	–	–	bps
Asset backed securities	Comparable pricing	Price	–	102	–	99	points
Private equity investments	EBITDA multiple	EBITDA multiple	7	8	8	13	Multiple
	Discounted cash flows	EBITDA	–	153	–	129	£m
		Discount margin	8	10	8	10	%
Other[d]	Discounted cash flows	Credit spread	143	575	152	299	bps

Notes

a

The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.

b

Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 6-897bps (2017: 31-596bps).

c	A range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions
d	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property

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

Barclays PLC 2018 Annual Report on Form 20-F 251

Notes to the financial statements

Assets and liabilities held at fair value

17 Fair value of financial instruments continued

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

The ESHLA portfolio primarily consists of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of zero defaults since inception. While the overall loan spread range is from 30bps to 531bps (2017: 30bps to 596bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 99% of the loan notional being valued with spreads less than 200bps consistently for both years.

In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Loss given default

Loss given default represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding.

In general, a significant increase in the loss given default in isolation will translate to lower recovery and lower projected cash flows to pay to the securitisation, resulting in a movement in fair value that is unfavourable for the holder of the securitised product.

EBITDA multiple

EBITDA multiple is the ratio of the valuation of the investment to the earnings before interest, taxes, depreciation and amortisation.

In general, a significant increase in the multiple will result in a fair value increase for an investment.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	2018 £m	2017 £m
Exit price adjustments derived from market bid-offer spreads	(457)	(391)
Uncollateralised derivative funding	(47)	(45)
Derivative credit valuation adjustments	(125)	(103)
Derivative debit valuation adjustments	237	131

Exit price adjustments derived from market bid-offer spreads

The Barclays Group uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the exit level for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy.

Bid-offer levels are generally derived from market quotes such as broker data. Less liquid instruments may not have a directly observable bid-offer level. In such instances, an exit price adjustment may be derived from an observable bid-offer level for a comparable liquid instrument, or determined by calibrating to derivative prices, or by scenario or historical analysis.

Exit price adjustments derived from market bid-offer spreads have increased by £66m to £457m as a result of movements in market bid offer spreads.

252 Barclays PLC 2018 Annual Report on Form 20-F

17 Fair value of financial instruments continued

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

Uncollateralised

A fair value adjustment of £47m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Funding Fair Value Adjustment (FFVA). FFVA has increased by £2m to £47m mainly as a result of change in Barclays funding spreads and trading activity.

FFVA is determined by calculating the net expected exposure at a counterparty level and applying a funding rate to the exposure that reflects the market cost of funding. Barclays’ internal Treasury rates are used as an input to the calculation. The approach takes into account the probability of default of each counterparty, as well as any mandatory break clauses.

FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2018 was to reduce FFVA by £141m (2017: £138m).

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

Probability of default and recovery rate information is generally sourced from the CDS markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £50m (2017: £50m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way,’ or ‘right-way’ risk, is not systematically incorporated into the CVA calculation but is adjusted where the underlying exposure is directly related to the counterparty.

CVA increased by £22m to £125m, primarily due to widening of counterparty credit spreads, changes in non-credit factors impacting CVA and trading activity. DVA increased by £106m to £237m, primarily as a result of Barclays’ credit spreads widening.

Portfolio exemptions

The Barclays Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £141m (2017: £109m) for financial instruments measured at fair value and £262m (2017: £253m) for financial instruments carried at amortised cost. There are additions of £65m (2017: £34m), and amortisation and releases of £33m (2017: £104m) for financial instruments measured at fair value and additions of £29m (2017: £119m) and amortisation and releases of £20m (2017: £22m) for financial instruments measured at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays are insured up to $250,000 per depositor by the Federal Deposit Insurance

Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,797m (2017: £4,070m).

Barclays PLC 2018 Annual Report on Form 20-F 253

Notes to the financial statements

Assets and liabilities held at fair value

17 Fair value of financial instruments continued

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Group’s balance sheet:

	2018					2017
	Carrying amount £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m	Carrying amount £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
As at 31 December
Financial assets
Loans and advances at amortised cost
– Home loans	150,284	148,897	–	–	148,897	147,002	145,262	–	–	145,262
– Credit cards, unsecured and other retail lending	54,560	56,462	657	–	55,805	55,767	55,106	655	–	54,451
– Finance lease receivables[a]	1,886	2,057				2,854	2,964
– Corporate loans	119,676	117,848	3,942	68,955	44,951	123,532	121,666	8,986	63,930	48,750
Reverse repurchase agreements and other similar secured lending	2,308	2,308	–	2,308	–	12,546	12,546	–	12,546	–
Assets included in disposal groups classified as held for sale[b]	–	–	–	–	–	1,164	1,195	–	–	1,195

Financial liabilities
Deposits at amortised cost
– Banks	(14,166)	(14,166)	(4,636)	(9,530)	–	(12,153)	(12,159)	(4,375)	(7,784)	–
– Current and demand accounts	(148,714)	(148,714)	(148,714)	–	–	(145,950)	(145,927)	(145,927)	–	–
– Savings accounts	(137,589)	(137,589)	(137,589)	–	–	(134,339)	(134,369)	(134,369)	–	–
– Other time deposits	(94,369)	(94,388)	(57,966)	(30,576)	(5,846)	(106,259)	(106,324)	(62,750)	(37,723)	(5,851)
Repurchase agreements and other similar secured borrowing	(18,578)	(18,578)	–	(18,578)	–	(40,338)	(40,338)	–	(40,338)	–
Debt securities in issue	(82,286)	(81,687)	–	(78,315)	(3,372)	(73,314)	(74,752)	–	(72,431)	(2,321)
Subordinated liabilities	(20,559)	(21,049)	–	(21,049)	–	(23,826)	(25,084)	–	(25,084)	–

Notes

a	The fair value hierarchy for finance lease receivables is not required as part of the standard.
b	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

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

Financial assets

The carrying value of financial assets held at amortised cost is determined in accordance with the relevant accounting policy in Note 19.

Loans and advances at amortised cost

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

The discount of fair value to carrying amount for home loans has reduced to 0.9% (2017: 1.2%)

The fair value of corporate loans is calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays charges a margin over LIBOR depending on credit quality and loss given default and years to maturity. The discount between the carrying and fair value remained constant at 1.5% (2017: 1.5%).

Reverse repurchase agreements

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

254 Barclays PLC 2018 Annual Report on Form 20-F

17 Fair value of financial instruments continued

Financial liabilities

The carrying value of financial liabilities held at amortised cost is determined in accordance with the accounting policy in Note 1.

Deposits at amortised cost

In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently, such as customer accounts and other deposits and short-term debt securities.

The fair value for deposits with longer-term maturities, mainly time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently, the fair value discount is minimal.

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

18 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Barclays Group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set-off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

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

The ‘Net amounts’ presented on the next page are not intended to represent the Barclays Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

	Amounts subject to enforceable netting arrangements						Amounts not subject to
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts £m	Amounts offset[a] £m	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral[b] £m	Net amount £m	enforceable netting arrange- ments[c] £m	Balance sheet total[d] £m
As at 31 December 2018
Derivative financial assets	239,180	(18,687)	220,493	(172,001)	(36,904)	11,588	2,045	222,538
Reverse repurchase agreements and other similar secured lending[e]	354,409	(235,772)	118,637	–	(118,195)	442	2,712	121,349
Total assets	593,589	(254,459)	339,130	(172,001)	(155,099)	12,030	4,757	343,887
Derivative financial liabilities	(233,543)	18,229	(215,314)	172,001	32,959	(10,354)	(4,329)	(219,643)
Repurchase agreements and other similar secured borrowing[e]	(375,976)	235,772	(140,204)	–	140,165	(39)	(16,858)	(157,062)
Total liabilities	(609,519)	254,001	(355,518)	172,001	173,124	(10,393)	(21,187)	(376,705)

As at 31 December 2017
Derivative financial assets	256,881	(21,638)	235,243	(184,265)	(39,262)	11,716	2,426	237,669
Reverse repurchase agreements and other similar secured lending	326,340	(223,495)	102,845	–	(102,380)	465	9,741	112,586
Total assets	583,221	(245,133)	338,088	(184,265)	(141,642)	12,181	12,167	350,255
Derivative financial liabilities	(253,030)	21,065	(231,965)	184,265	36,444	(11,256)	(6,380)	(238,345)
Repurchase agreements and other similar secured borrowing[e]	(374,616)	223,495	(151,121)	–	151,073	(48)	(15,908)	(167,029)
Total liabilities	(627,646)	244,560	(383,086)	184,265	187,517	(11,304)	(22,288)	(405,374)

Notes

a

Amounts offset for Derivative financial assets include cash collateral netted of £2,187m (2017: £2,393m). Amounts offset for Derivative financial liabilities include cash collateral netted of £2,645m (2017: £1,820m). Settlements assets and liabilities have been offset amounting to £23,095m (2017: £13,241m). No other significant recognised financial assets and liabilities were offset in the balance sheet. Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.

b

Financial collateral of £36,904m (2017: £39,262m) was received in respect of derivative assets, including £31,402m (2017: £33,092m) of cash collateral and £5,502m (2017: £6,170m) of non–cash collateral. Financial collateral of £32,959m (2017: £36,444m) was placed in respect of derivative liabilities, including £29,842m (2017: £32,575m) of cash collateral and £3,117m (2017: £3,869m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation.

c	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
d	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
e

Repurchase and Reverse Repurchase agreements include instruments at amortised cost and instruments designated at fair value through profit and loss. Reverse repurchase agreements and other similar secured lending of £121,349m (2017: £112,586m) is split by fair value £119,041m (2017: £100,040m) and amortised cost £2,308m (2017: £12,546m). Repurchase agreements and other similar secured borrowing of £157,062m (2017: £167,029m) is split by fair value £138,484m (2017: £126,691m) and amortised cost £18,578m (2017: £40,338m).

Barclays PLC 2018 Annual Report on Form 20-F 255

Notes to the financial statements

Assets and liabilities held at fair value

18 Offsetting financial assets and financial liabilities continued

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

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing

The ‘Amounts offset’ column identifies financial assets and liabilities that are subject to set-off under netting agreements, such as Global Master Repurchase Agreements and Global Master Securities Lending Agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur.

Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by Barclays Group are further explained in the Credit risk mitigation section on page 92.

256 Barclays PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Barclays Group’s retail and wholesale lending including loans and advances and deposits at amortised cost and finance leases. Details regarding the Barclays Group’s liquidity and capital position can be found on pages 135 to 161.

19 Loans and advances and deposits at amortised cost

Accounting for loans and advances and deposits held at amortised cost under IFRS 9 effective from 1 January 2018

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability. Balances deferred on-balance sheet as effective interest rate adjustments are amortised to interest income over the life of the financial instrument to which they relate.

Financial assets that are held in a business model to collect the contractual cash flows and that contain contractual terms that give rise on specified dates to cash flows that are SPPI, are measured at amortised cost. The carrying value of these financial assets at initial recognition includes any directly attributable transaction costs. Refer to Note 1 for details on ‘solely payments of principal and interest’.

In determining whether the business model is a ‘hold to collect’ model, the objective of the business model must be to hold the financial asset to collect contractual cash flows rather than holding the financial asset for trading or short-term profit taking purposes. While the objective of the business model must be to hold the financial asset to collect contractual cash flows this does not mean Barclays Group is required to hold the financial assets until maturity. When determining if the business model objective is to collect contractual cash flows Barclays Group will consider past sales and expectations about future sales.

Accounting for loans and advances and deposits held at amortised cost under IAS 39 for 2017 and 2016

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability. Balances deferred on-balance sheet as effective interest rate adjustments are amortised to interest income over the life of the financial instrument to which they relate.

In accordance with IAS 39, where the Barclays Group no longer intends to trade in financial assets it may transfer them out of the held for trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

Loans and advances at amortised cost
As at 31 December		2018			2017
	Loans to banks £m	Loans to customers £m	Total £m	Loans to banks £m	Loans to customers £m	Total £m
Gross loans and advances at amortised cost excluding debt securities at amortised cost	10,576	316,861	327,437	10,633	316,696	327,329
Less: allowance for impairment	(1)	(6,764)	(6,765)	–	(4,652)	(4,652)
Loans and advances at amortised cost excluding debt securities at amortised cost	10,575	310,097	320,672	10,633	312,044	322,677

Gross debt securities at amortised cost	–	5,739	5,739	–	1,371	1,371
Less: allowance for impairment	–	(5)	(5)	–	–	–
Debt securities at amortised cost	–	5,734	5,734	–	1,371	1,371

Total gross loans and advances at amortised cost	10,576	322,600	333,176	10,633	318,067	328,700
Less: allowance for impairment	(1)	(6,769)	(6,770)	–	(4,652)	(4,652)
Total loans and advances at amortised cost	10,575	315,831	326,406	10,633	313,415	324,048

Deposits at amortised cost
As at 31 December		2018			2017
	Deposits from banks £m	Deposits from customers £m	Total £m	Deposits from banks £m	Deposits from customers £m	Total £m
Deposits at amortised cost	14,166	380,672	394,838	12,153	386,548	398,701

Barclays PLC 2018 Annual Report on Form 20-F 257

Notes to the financial statements

Financial instruments held at amortised cost

20 Finance leases

Accounting for finance leases

The Barclays Group applies IAS 17 Leases in accounting for finance leases, both where it is the lessor or the lessee. A finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Where the Barclays Group is the lessor, the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised representing the minimum lease payments receivable under the terms of the lease, discounted at the rate of interest implicit in the lease. Where the Barclays Group is the lessee, the leased asset is recognised in property, plant and equipment and a finance lease liability is recognised, representing the minimum lease payments payable under the lease, discounted at the rate of interest implicit in the lease.

Interest income or expense is recognised in interest receivable or payable, allocated to accounting periods to reflect a constant periodic rate of return.

Finance lease receivables

Finance lease receivables are included within loans and advances at amortised cost. The Barclays Group specialises in the provision of leasing and other asset finance facilities across a broad range of asset types to business customers.

	2018				2017
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m
Not more than one year	1,333	(110)	1,223	86	1,130	(91)	1,039	69
Over one year but not more than five years	2,012	(171)	1,841	148	1,750	(135)	1,615	156
Over five years	381	(44)	337	22	284	(32)	252	21
Total	3,726	(325)	3,401	256	3,164	(258)	2,906	246

The impairment allowance for uncollectable finance lease receivables amounted to £87m (2017: £57m).

Finance lease liabilities

The Barclays Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within Note 24.

As at 31 December 2018, the total future minimum payments under finance leases were £22m (2017: £20m). The carrying amount of assets held under finance leases was £19m (2017: £9m).

258 Barclays PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Non-current assets and other investments

The notes included in this section focus on the Barclays Group’s non-current tangible and intangible assets and property, plant and equipment, which provide long-term future economic benefits.

21 Property, plant and equipment

Accounting for property, plant and equipment

The Barclays Group applies IAS 16 Property Plant and Equipment and IAS 40 Investment Properties.

Property, plant and equipment is stated at cost, which includes direct and incremental acquisition costs less accumulated depreciation and provisions for impairment, if required. Subsequent costs are capitalised if these result in enhancement of the asset.

Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances. The Barclays Group uses the following annual rates in calculating depreciation:

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

Costs of adaptation and installed equipment are depreciated over the shorter of the life of the lease or the depreciation rates noted in the table above.

Investment property

The Barclays Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m
Cost
As at 1 January 2018	116	3,493	2,748	9	6,366
Additions	9	217	262	–	488
Disposals	(115)	(83)	(99)	–	(297)
Change in fair value of investment properties	(3)	–	–	–	(3)
Exchange and other movements	2	57	45	–	104
As at 31 December 2018	9	3,684	2,956	9	6,658
Accumulated depreciation and impairment
As at 1 January 2018	–	(1,668)	(2,117)	(9)	(3,794)
Depreciation charge	–	(166)	(252)	–	(418)
Impairment	–	(3)	–	–	(3)
Disposals	–	73	79	–	152
Exchange and other movements	–	(28)	(32)	–	(60)
As at 31 December 2018	–	(1,792)	(2,322)	(9)	(4,123)
Net book value	9	1,892	634	–	2,535
Cost
As at 1 January 2017	81	3,429	3,840	10	7,360
Additions	114	220	299	–	633
Disposals	(69)	(18)	(1,082)	(1)	(1,170)
Change in fair value of investment properties	(5)	–	–	–	(5)
Exchange and other movements	(5)	(138)	(309)	–	(452)
As at 31 December 2017	116	3,493	2,748	9	6,366
Accumulated depreciation and impairment					–
As at 1 January 2017	–	(1,483)	(3,043)	(9)	(4,535)
Depreciation charge	–	(171)	(275)	–	(446)
Impairment	–	(28)	–	–	(28)
Disposals	–	–	972	–	972
Exchange and other movements	–	14	229	–	243
As at 31 December 2017	–	(1,668)	(2,117)	(9)	(3,794)
Net book value	116	1,825	631	–	2,572

Barclays PLC 2018 Annual Report on Form 20-F 259

Notes to the financial statements

Non-current assets and other investments

21 Property, plant and equipment continued

Property rentals of £nil (2017: £2m) and £19m (2017: £8m) have been included in net investment income and other income respectively.

The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers. Refer to Note 17 for further details.

22 Goodwill and intangible assets

Accounting for goodwill and intangible assets

Goodwill

The carrying value of goodwill is determined in accordance with IFRS 3 Business Combinations and IAS 36 Impairment of Assets.

Goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the purchase consideration over the fair value of the Barclays Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

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

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less accumulated amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally using the amortisation periods set out below:

Annual rates in calculating amortisation	Amortisation period
Goodwill	Not amortised
Internally generated software[a]	12 months to 6 years
Other software	12 months to 6 years
Customer lists	12 months to 25 years
Licences and other	12 months to 25 years

Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

Note

a	Exceptions to the above rate relate to useful lives of certain core banking platforms that are assessed individually and, if appropriate, amortised over longer periods ranging from 10 to 15 years.

260 Barclays PLC 2018 Annual Report on Form 20-F

22 Goodwill and intangible assets continued

	Goodwill £m	Internally generated software £m	Other software £m	Customer lists £m	Licences and other £m	Total £m
2018
Cost
As at 1 January 2018	4,759	5,501	427	1,547	519	12,753
Additions and disposals	–	280	(34)	–	12	258
Exchange and other movements	9	54	(4)	83	27	169
As at 31 December 2018	4,768	5,835	389	1,630	558	13,180
Accumulated amortisation and impairment
As at 1 January 2018	(860)	(2,195)	(313)	(1,209)	(327)	(4,904)
Disposals	–	530	101	–	13	644
Amortisation charge	–	(669)	(50)	(81)	(34)	(834)
Impairment charge	–	(6)	–	–	–	(6)
Exchange and other movements	(1)	(22)	8	(69)	(23)	(107)
As at 31 December 2018	(861)	(2,362)	(254)	(1,359)	(371)	(5,207)
Net book value	3,907	3,473	135	271	187	7,973
2017
Cost
As at 1 January 2017	4,847	4,927	204	1,708	551	12,237
Additions and disposals	–	662	16	(15)	13	676
Exchange and other movements	(88)	(88)	207	(146)	(45)	(160)
As at 31 December 2017	4,759	5,501	427	1,547	519	12,753
Accumulated amortisation and impairment
As at 1 January 2017	(930)	(1,864)	(143)	(1,231)	(343)	(4,511)
Disposals	–	207	10	15	24	256
Amortisation charge	–	(546)	(32)	(101)	(36)	(715)
Impairment charge	–	(52)	–	–	–	(52)
Exchange and other movements	70	60	(148)	108	28	118
As at 31 December 2017	(860)	(2,195)	(313)	(1,209)	(327)	(4,904)
Net book value	3,899	3,306	114	338	192	7,849

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2018 £m	2017 £m
Barclays UK	3,526	3,526
Barclays International	334	325
Head Office	47	48
Total net book value of goodwill	3,907	3,899
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

Impairment testing of goodwill

During 2018, the Barclays Group recognised an impairment charge of £nil (2017: £nil).

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £560m (2017: £769m) was allocated to multiple CGUs which are not considered individually significant.

Barclays PLC 2018 Annual Report on Form 20-F 261

Notes to the financial statements

Non-current assets and other investments

22 Goodwill and intangible assets continued

Barclays UK

Goodwill within Personal Banking was £2,718m (2017: £2,718m) of which £2,501m (2017: £2,501m) was attributable to Woolwich and within Business Banking was £629m (2017: £629m), fully attributable to Woolwich. The carrying value of the CGUs have been determined by using net asset values. The recoverable amounts of the CGUs, calculated as value in use, have been determined using cash flow predictions based on financial budgets approved by management, covering a five-year period, with a terminal growth rate of 1.8% (2017: 2.0%) applied thereafter. The forecasted cash flows have been discounted at a pre-tax rate of 13.7% (2017: 13.9%). Based on these assumptions, the total recoverable amount exceeded the carrying amount including goodwill by £7,762m (2017: £5,262m). A one percentage point change in the discount rate or terminal growth rate would increase or decrease the recoverable amount by £1,501m (2017: £1,128m) and £980m (2017: £734m) respectively. A reduction in the forecasted cash flows of 10% per annum would reduce the recoverable amount by £1,828m (2017: £1,409m).

23 Operating leases

Accounting for operating leases

The Barclays Group applies IAS 17 Leases, for operating leases. An operating lease is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the Barclays Group is the lessor, lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Barclays Group holds the leased assets on-balance sheet within property, plant and equipment.

Where the Barclays Group is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Operating lease commitments

The Barclays Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Barclays Group reports the future minimum lease payments as an expense over the lease term. The leases have various terms, escalation and renewal rights. There are no contingent rents payable.

Operating lease rentals of £329m (2017: £342m) have been included in administration and general expenses.

The future minimum lease payments by the Barclays Group under non-cancellable operating leases are as follows:

	2018		2017
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	302	–	332	2
Over one year but not more than five years	786	–	844	21
Over five years	1,257	–	1,337	–
Total	2,345	–	2,513	23

Total future minimum sublease payments to be received under non-cancellable subleases was £28m (2017: £53m).

262 Barclays PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

The notes included in this section focus on the Barclays Group’s accruals, provisions and contingent liabilities. Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated. Contingent liabilities reflect potential liabilities that are not recognised on the balance sheet.

24 Other liabilities

	2018 £m	2017 £m
Accruals and deferred income	3,877	3,951
Other creditors	3,522	4,563
Items in the course of collection due to other banks	277	446
Obligations under finance leases (refer to Note 20)	22	20
Insurance contract liabilities, including unit-linked liabilities	18	31
Other liabilities	7,716	9,011

25 Provisions

Accounting for provisions

The Barclays Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists; for example, when the Barclays Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. Provision is made for undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

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

The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates. Customer redress and legal, competition and regulatory matters are areas where a higher degree of professional judgement is required. The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See below for information on payment protection redress and Note 27 for more detail of legal, competition and regulatory matters.

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees[a] £m	Customer redress		Legal, competition and regulatory matters £m	Sundry provisions £m	Total £m
				Payment Protection Insurance £m	Other customer redress £m
As at 1 January 2018	225	159	420	1,606	639	435	400	3,884
Additions	74	170	463	400	182	1,716	89	3,094
Amounts utilised	(135)	(102)	(11)	(1,118)	(328)	(1,680)	(86)	(3,460)
Unused amounts reversed	(26)	(56)	(588)	–	(48)	(98)	(42)	(858)
Exchange and other movements	1	(2)	(13)	–	(1)	41	(34)	(8)
As at 31 December 2018	139	169	271	888	444	414	327	2,652

Note

a	Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9.

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2018 were £2,144m (2017: £2,394m).

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

Barclays PLC 2018 Annual Report on Form 20-F 263

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

25 Provisions continued

Undrawn contractually committed facilities and guarantees

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. Provisions are made if it is probable that a facility will be drawn and the resulting asset is expected to have a realisable value that is less than the amount advanced.

Customer redress

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of Barclays Group’s business activities. Provisions for other customer redress include smaller provisions across the retail and corporate businesses which are likely to be utilised in the next 12 months.

Legal, competition and regulatory matters

The Barclays Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, refer to Note 27.

Sundry provisions

This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

Payment Protection Insurance Redress

As at 31 December 2018, Barclays Group had recognised cumulative provisions totalling £9.6bn (2017: £9.2bn), of which £0.4bn was recognised in Q1 2018, against the cost of Payment Protection Insurance (PPI) redress and associated processing costs. Utilisation of the cumulative provisions to date is £8.7bn (2017: £7.6bn), leaving a residual provision of £0.9bn (2017: £1.6bn).

Through to 31 December 2018, 2.4m (2017: 2.1m) customer initiated claimsa had been received and processed.

The current provision reflects the estimated costs of PPI redress primarily relating to customer initiated complaints and ongoing remediation programmes, based on information at year end. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays Group remains liable.

As at 31 December 2018, the provision of £0.9bn represents Barclays Group’s best estimate of expected PPI redress reflecting the complaints deadline implemented by the FCA of 29 August 2019. However, it is possible the eventual outcome may differ from the current estimate. Barclays Group will continue to review the adequacy of provision level in respect of the future impacts.

The PPI provision is calculated using a number of key assumptions which continue to involve significant modelling and management judgement:

◾	Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers, where the volume is anticipated to cease after the PPI deadline.

◾	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

◾	Processing cost per claim – the cost to Barclays Group of assessing and processing each valid claim.

These assumptions remain subjective, mainly due to the uncertainty associated with future claims levels, which include complaints driven by claims management company (CMC) activity and the FCA advertising campaign.

The following table outlines key forecast assumptions used in the provision calculation as at 31 December 2018 and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 31.12.18	Future expected	Sensitivity analysis increase/ decrease in provision
Customer initiated claims received and processed (thousands)[a]	2,400	290	50k=£117m
Average uphold rate per claim (%)[b]	89	91	1%=£6m
Average redress per valid claim (£)[c]	2,136	2,233	£100=£26m

Notes

a

Total mis-selling claims received directly by Barclays Group, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 50,000 increase or decrease in the number of customer initiated mis-selling policy claims would have on the provision level inclusive of operational processing costs.

b

Average uphold rate per customer initiated mis-selling claim received directly by Barclays Group and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact a 1% change in the average uphold rate per claim would have on the provision level.

c

Average redress stated on a per policy basis for future customer initiated mis-selling complaints received directly by Barclays Group. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

264 Barclays PLC 2018 Annual Report on Form 20-F

26 Contingent liabilities and commitments

Accounting for contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	2018 £m	2017 £m
Guarantees and letters of credit pledged as collateral security	15,805	14,275
Performance guarantees, acceptances and endorsements	4,498	4,737
Total contingent liabilities	20,303	19,012
Of which: Financial guarantees carried at fair value	4

Documentary credits and other short-term trade related transactions	1,741	812
Standby facilities, credit lines and other commitments[a]	322,482	314,761
Total commitments	324,223	315,573
Of which: Loan commitments carried at fair value	11,723

Provisions held against contingent liabilities and commitments equal £271m. Post IFRS 9, loan commitments carried at fair value amounted to £18.9bn as at 1 January 2018.

The Financial Services Compensation Scheme (the FSCS) is the UK’s government-backed compensation scheme for customers of authorised institutions that are unable to pay claims. The compensation paid out to customers is funded through loan facilities provided by HM Treasury to the FSCS which at 31 December 2018 has been completely repaid and has nil balance (2017: £4.7bn).

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 27.

27 Legal, competition and regulatory matters

Members of the Barclays Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The recognition of provisions in relation to such matters involves critical accounting estimates and judgement in accordance with the relevant accounting policies as described in Note 25, Provisions. We have not disclosed an estimate of the potential financial effect on Barclays of contingent liabilities where it is not currently practicable to do so.

In connection with the implementation of structural reform in the UK, on 1 April 2018, the UK banking business was transferred from Barclays Bank PLC to Barclays Bank UK PLC, a separate subsidiary of Barclays PLC. Although the matters described below are relevant to Barclays PLC either on an individual or on a consolidated basis, certain matters may relate to either or both of Barclays Bank PLC and Barclays Bank UK PLC. Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1. Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into two advisory services agreements entered into by Barclays Bank PLC. These agreements were entered into with Qatar Holding LLC (Qatar Holding) in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar.

SFO Proceedings

In 2017, the SFO charged Barclays PLC with two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to the Agreements and one offence of unlawful financial assistance in relation to the Loan. In February 2018, the SFO also charged Barclays Bank PLC with the same offence in respect of the Loan. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC, and in October 2018, the High Court denied the SFO’s application to reinstate the charges, which were consequently dismissed.

Barclays PLC 2018 Annual Report on Form 20-F 265

Notes to the financial statements

Accruals, provisions, contingent liabilities

and legal proceedings

27 Legal, competition and regulatory matters continued

FCA Proceedings and other investigations

In 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings pending against certain former Barclays executives, trial in respect of which commenced in January 2019.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of up to £1,477m (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in October 2019.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. The financial penalty provided in the FCA’s Notices against Barclays is £50m. PCP has made a claim against Barclays Bank PLC for damages of up to £1,477m plus interest and costs. These amounts do not necessarily reflect Barclays’ potential financial exposure in respect of these matters.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, Barclays is cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations relating to whistle-blowing systems and controls

In 2017, the FCA and the Prudential Regulation Authority (PRA) commenced investigations into the Barclays Group Chief Executive Officer (CEO), relating to his attempt in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistle-blow, and into Barclays Bank PLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as Barclays’ systems and controls and culture relating to whistle-blowing.

In May 2018, the FCA and PRA published final notices confirming their finding that the CEO’s actions in relation to this matter represented a breach of Individual Conduct Rule 2 (requirement to act with due skill, care and diligence). There were no findings by the FCA or PRA that the CEO acted with a lack of integrity nor any findings that he lacked fitness and propriety to continue to perform his role as Group Chief Executive Officer.

In respect of its investigation relating to Barclays Bank PLC, the FCA and PRA concluded that they would not take enforcement action in respect of this matter. However, each of Barclays Bank PLC and Barclays Bank UK PLC agreed to be subject to requirements to report to the FCA and PRA on certain aspects of their whistle-blowing programmes.

The New York Department of Financial Services (NYDFS) and the Federal Reserve Bank of New York also conducted their own investigations in respect of this matter. In December 2018, the NYDFS issued a consent order that imposed a $15m civil penalty on Barclays Bank PLC, which has been paid, for failings in its whistle-blowing programme as well as certain remediation and reporting obligations related to its whistle-blowing programme. All regulatory investigations relating to these events are now concluded.

Claimed amounts/Financial impact

Aside from the settlement discussed above, there is no financial impact on Barclays’ operating results, cash flows or financial position.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. In 2012, Barclays Bank PLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DoJ in relation to their investigations concerning certain benchmark interest rate submissions, and Barclays Bank PLC paid total penalties of £290m. The settlement with the DoJ was made by entry into a Non-Prosecution Agreement (NPA) which has now expired. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with certain other regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

Following settlement of the investigations referred to above in ‘Investigations into LIBOR and other benchmarks’, various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks. While certain cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

266 Barclays PLC 2018 Annual Report on Form 20-F

27 Legal, competition and regulatory matters continued

USD LIBOR Cases in the Multidistrict Litigation Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Barclays has settled claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR (Lender Class) and paid $120m, $20m, $7.1m and $4m respectively. The settlements with the OTC Class and the Lender Class have received final court approval. The other settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

EURIBOR Case in the SDNY

In 2015, $94m was paid in settlement of a EURIBOR-related class action. The court granted final approval of Barclays’ settlement in May 2018.

Additional USD LIBOR Cases in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order is pending.

In January 2019, two putative class actions were filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. (ICE) and certain of its affiliates, asserting antitrust and unjust enrichment claims on allegations that, beginning in 2014, defendants manipulated USD LIBOR through defendants’ submissions to ICE, which took over rate-setting duties for LIBOR from the British Bankers’ Association in 2014. These two actions were consolidated in February 2019.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that the defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss was granted in December 2018. The plaintiff has asked the court to reconsider this decision.

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

In 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs amended their complaint in 2017 following dismissal by the court of the claims against Barclays for failure to state a claim. In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI, a decision that the plaintiffs are challenging.

Non-US Benchmarks Cases

In addition to the US actions described above, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, including the matter referred to below in ‘Local authority civil actions concerning LIBOR’ that is also related to Barclays Bank UK PLC, as well as in a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in other jurisdictions may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Barclays PLC 2018 Annual Report on Form 20-F 267

Notes to the financial statements

Accruals, provisions, contingent liabilities

and legal proceedings

27 Legal, competition and regulatory matters continued

Foreign Exchange Investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

In 2015 Barclays reached settlements with the CFTC, the DoJ, the NYDFS, the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions.

Under the plea agreement with the DoJ, in addition to a criminal fine, Barclays PLC agreed to a term of probation of three years during which Barclays PLC, including its subsidiaries, must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, (iii) report credible evidence of criminal violations of US antitrust or fraud laws to the relevant US authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced Barclays PLC to pay $650m as a fine and $60m for violating the NPA (which amounts are part of the $2.38bn referred to above) and to serve three years of probation from the date of the sentencing order. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in the Foreign Exchange market.

The DoJ has also conducted an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. Barclays has been providing information to the DoJ and other relevant authorities reviewing this conduct. In February 2018, the DoJ issued a letter closing its investigation of Barclays in exchange for, among other things, Barclays’ agreement to pay $12.9m in disgorgement and restitution, which can be offset by any settlement amount paid as civil restitution. Barclays resolved a related civil dispute. The amount paid was not material to Barclays.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have on Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of Foreign Exchange

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in the future. Certain of these cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

Consolidated FX Action

In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including Barclays Bank PLC, were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. The settlement received final court approval in August 2018.

FX Opt Out Action

In November 2018, a group of 16 plaintiffs (and several of their affiliates) who opted out of the Consolidated FX Action settlement filed a complaint in the SDNY against the Consolidated FX Action defendants, including Barclays Bank PLC and BCI.

ERISA FX Action

Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates, including claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims), and naming several international banks as defendants, including Barclays PLC, Barclays Bank PLC and BCI. The Court dismissed the ERISA Claims. This dismissal was affirmed on appeal in 2018 and is not subject to further appeal.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The plaintiffs’ counsel subsequently amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action and asserted substantively similar claims. These two actions were consolidated and a consolidated complaint was filed in 2017. The consolidated action was dismissed, but the plaintiffs were permitted to file an amended complaint, except as to their federal claims, in November 2018.

Non-US FX Actions

In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays in connection with manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe and Israel, and additional proceedings may be brought in the future.

268 Barclays PLC 2018 Annual Report on Form 20-F

27 Legal, competition and regulatory matters continued

Claimed amounts/Financial impact

Aside from the settlement described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

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

Also, in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc., BCI and Barclays Capital PLC on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US Residential Mortgage-Backed Securities (RMBS) and US Commercial Mortgage-Backed Securities (CMBS).

DoJ Civil Action

In December 2016, the DoJ filed a civil complaint against Barclays Bank PLC, Barclays PLC, BCI, Barclays Group US Inc., Barclays US LLC, BCAP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, in the US District Court in the Eastern District of New York (EDNY) containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. In March 2018, Barclays reached a settlement with the DoJ to resolve this complaint. Barclays paid a civil penalty of $2bn in connection with this settlement.

RMBS Repurchase Requests

Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

◾	approximately $5bn of Barclays sponsored securitisations

◾	approximately $0.2bn of sales of loans to government sponsored enterprises (GSEs), and

◾	approximately $3bn of loans sold to others.

In addition, an entity that Barclays acquired in 2007 (Acquired Subsidiary) provided R&Ws on $19.4bn of loans it sold to third parties.

R&Ws on the remaining Barclays sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Barclays subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by Barclays, the Acquired Subsidiary or these third parties.

Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 31 December 2018 associated with all R&Ws made by Barclays or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. This litigation is ongoing.

In May 2018, the Acquired Subsidiary agreed to a settlement of a civil action relating to claims for indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007. The amount paid was not material to Barclays.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Barclays PLC 2018 Annual Report on Form 20-F 269

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

27 Legal, competition and regulatory matters continued

Alternative trading systems

In 2014, the New York State Attorney General (NYAG) filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered alternative trading system (ATS). In February 2016, Barclays reached separate settlement agreements with the SEC and the NYAG to resolve those agencies’ claims against Barclays PLC and BCI relating to the operation of LX and paid $35m to each.

Barclays PLC and BCI were named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of Barclays PLC and BCI to dismiss the entire complaint. In July 2018, the court of appeals affirmed the dismissal.

Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action along with certain current and former executives. The plaintiffs claim that holders of Barclays American Depository Receipts (ADRs) suffered damages when the ADRs declined in value as a result of the allegations in the NYAG Complaint. The parties have agreed to a settlement of this action for $27m, which is subject to final court approval.

Claimed amounts/Financial impact

Barclays does not expect the financial impact of the actions described to be material to Barclays’ operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government and agency securities in various markets.

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

Barclays PLC, Barclays Bank PLC, BCI, Barclays Services Limited, Barclays Capital Securities Limited and certain other financial institutions have been named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds (SSA Bonds) from 2009 through 2015. The defendants have moved to dismiss the action. In February 2019, indirect purchasers of SSA Bonds filed a separate but related complaint making similar allegations.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

Barclays PLC, Barclays Bank PLC, BCI, Barclays Capital Securities Limited, Barclays Bank Mexico, S.A., Grupo Financiero Barclays Mexico, S.A. de C.V. and Banco Barclays S.A., together with other financial institutions that allegedly transacted in Mexican government bonds (MGB), are named as defendants in a class action consolidated in the SDNY. The plaintiffs assert antitrust and state law claims arising out of an alleged conspiracy to fix the prices of MGB from 2006 through mid-2017. Defendants have moved to dismiss the consolidated action.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

American Depositary Shares

Barclays PLC and Barclays Bank PLC were named as defendants in a securities class action consolidated in the SDNY that alleged misstatements and omissions in offering documents for certain American Depositary Shares issued by Barclays Bank PLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering). The plaintiffs asserted claims under the Securities Act of 1933, alleging misstatements and omissions concerning (amongst other things) Barclays Bank PLC’s exposure to mortgage and credit market risk and its financial condition. In 2017, the SDNY granted the defendants’ motion for summary judgment on all claims against them, a decision affirmed by the appellate court in November 2018.

Claimed amounts/Financial impact

Absent the summary judgment decision being overturned on appeal, Barclays does not expect the financial impact of the action described to be material to Barclays’ operating results, cash flows or financial position.

270 Barclays PLC 2018 Annual Report on Form 20-F

27 Legal, competition and regulatory matters continued

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement) when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party. In January 2019, BDC filed a notice of appeal of that decision.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The Connecticut case is currently stayed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA). These include various civil complaints filed in the US Federal Courts in the EDNY and SDNY by separate groups of plaintiffs (aggregating over 4,000) alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys’ fees. In respect of a motion by defendants to dismiss one of the complaints, in July 2018, a magistrate judge (to whom the court referred the motion) issued a recommendation that the motion be denied; the defendants objected to that recommendation; and the motion is pending before the court.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. The case is in discovery.

In 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. The defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against 11 financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms. In November 2018, the court dismissed certain claims for unjust enrichment and tortious interference, but denied a motion to dismiss the federal and state antitrust claims which remain pending.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Barclays PLC 2018 Annual Report on Form 20-F 271

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

27 Legal, competition and regulatory matters continued

2. Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

Investigations relating to retail structured deposits and capital protected structured notes

In 2015, the FCA commenced an enforcement investigation relating to the design, manufacture and sale of structured deposits by Barclays from November 2009. In January 2018, the FCA also commenced an enforcement investigation relating to the design, manufacture and sale of capital protected structured notes by Barclays from June 2008 to July 2014. The FCA has now closed these investigations with no action to be taken against Barclays.

Claimed amounts/Financial impact

There is no financial impact on Barclays’ operating results, cash flows or financial position.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. Barclays has appealed HMRC’s decision to the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact

The total amount of the HMRC assessments is approximately £181m, inclusive of interest.

Local authority civil actions concerning LIBOR

Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks’, in the UK, certain local authorities have brought claims against Barclays asserting that they entered into loans in reliance on misrepresentations made by Barclays in respect of its conduct in relation to LIBOR.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

3. Barclays PLC and Barclays Bank UK PLC

CCUK Finance Limited and CIAC Corporation

In May 2017, Barclays was served with a civil claim by CCUK Finance Limited and CIAC Corporation issued in the English High Court alleging breach of a contractual indemnity, fraudulent misrepresentation and breach of warranty arising out of the sale of a portfolio of credit cards in 2007. The parties have settled the claim.

Claimed amounts/Financial impact

The financial impact of the action described was not material to Barclays’ operating results, cash flows or financial position.

General

Barclays is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

Barclays is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays’ results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

272 Barclays PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Capital instruments, equity and reserves

The notes included in this section focus on the Barclays Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Barclays Group maintains sufficient capital to meet our regulatory requirements refer to page 95.

28 Subordinated liabilities

Accounting for subordinated liabilities

Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9.

	2018 £m	2017 £m
Opening balance as at 1 January	23,826	23,383
Issuances	221	3,041
Redemptions	(3,246)	(1,378)
Other	(242)	(1,220)
Total subordinated liabilities	20,559	23,826

Redemptions totalling £3,246m include £500m Fixed/Floating Rate Subordinated Callable Notes, €1,750m 6% Fixed Rate Subordinated Notes (£1,532m), $1,000m 7.75% Contingent Capital Notes (£713m), $99m 7.7% Undated Subordinated Notes (£72m), €40m Floating Rate Subordinated Notes 2018 (£35m), €235m CMS Linked Subordinated Notes (£206m), £140m 8.25% Undated Subordinated Notes and a number of small redemptions by Barclays Securities Japan Limited totalling £48m.

Other movements include £514m due to the appreciation of USD and JPY against GBP offset by the reclassification of subordinated liabilities to non-controlling interests of £491m and accrued interest of £128m.

Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	2018 £m	2017 £m
Undated subordinated liabilities	3,522	4,191
Dated subordinated liabilities	17,037	19,635
Total subordinated liabilities	20,559	23,826

None of the Barclays Group’s subordinated liabilities are secured.

Undated subordinated liabilities
	Initial call date	2018 £m	2017 £m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	16	16
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	199	197
Reserve Capital Instruments (RCIs)
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	34	36
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,189	3,142
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	51	52
Undated Notes
7.7% Undated Subordinated Notes (USD 99m)	2018	–	74
8.25% Undated Subordinated Notes	2018	–	144
7.125% Undated Subordinated Notes[a]	2020	–	182
6.125% Undated Subordinated Notes[a]	2027	–	43
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	30	28
Undated Floating Rate Primary Capital Notes Series 3[a]	Any interest payment date	–	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)[a]	2021	–	87
9% Permanent Interest Bearing Capital Bonds[a]	At any time	–	45
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)[a]	2028	–	51
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)[a]	2028	–	73
Total undated subordinated liabilities		3,522	4,191

Note

a

Following a review, these instruments are deemed to have characteristics that would qualify them as equity rather than subordinated liabilities. They have been subsequently reclassified in December 2018 resulting in a £491m movement.

Barclays PLC 2018 Annual Report on Form 20-F 273

Notes to the financial statements

Capital instruments, equity and reserves

28 Subordinated liabilities continued

Undated subordinated liabilities

Undated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of the business and to strengthen the capital bases. The principal terms of the undated subordinated liabilities are described below:

Subordination

All undated subordinated liabilities rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs ranking pari passu with each other.

Interest

All undated subordinated liabilities bear a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 3 Undated Notes which are floating rate at rates fixed periodically in advance based on the related interbank rate.

After the initial call date, in the event that they are not redeemed, the 7.125%, 6.125% Undated Notes and the 9.25% Bonds will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated subordinated liabilities will bear interest at rates fixed periodically in advance based on London interbank rates.

Payment of interest

Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 9.25% Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of Barclays Bank PLC. Barclays Bank PLC is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 month interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, Barclays Bank PLC declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless Barclays Bank PLC satisfies a specified solvency test.

Barclays Bank PLC may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. While such deferral is continuing, neither Barclays Bank PLC nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

Barclays Bank PLC may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as Barclays Bank PLC next makes a payment of interest on the TONs, neither Barclays Bank PLC nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or preference shares, or make payments of interest in respect of Barclays Bank PLC’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

All undated subordinated liabilities are repayable at the option of Barclays Bank PLC, generally in whole, at the initial call date and on any subsequent coupon or interest payment date or in the case of the 7.125%, 6.125% Undated Notes and the 9.25% Bonds on any fifth anniversary after the initial call date. In addition, each issue of undated subordinated liabilities is repayable, at the option of Barclays Bank PLC in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated subordinated liabilities are non-convertible.

274 Barclays PLC 2018 Annual Report on Form 20-F

28 Subordinated liabilities continued

Dated subordinated liabilities
	Initial call date	Maturity date	2018 £m	2017 £m
Barclays PLC issued
2.625% Fixed Rate Subordinated Callable Notes (EUR 1,250m)	2020	2025	1,130	1,119
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,367	1,325
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	982	947
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	116	111
5.20% Fixed Rate Subordinated Notes (USD 2,050m)		2026	1,509	1,439
4.836% Fixed Rate Subordinated Callable Notes (USD 2,000m)	2027	2028	1,523	1,471
Barclays Bank PLC issued
Floating Rate Subordinated Notes (EUR 40m)		2018	–	36
6% Fixed Rate Subordinated Notes (EUR 1,750m)		2018	–	1,643
CMS-Linked Subordinated Notes (EUR 100m)		2018	–	93
CMS-Linked Subordinated Notes (EUR 135m)		2018	–	124
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	–	533
7.75% Contingent Capital Notes (USD 1,000m)	2018	2023	–	747
Floating Rate Subordinated Notes (EUR 50m)		2019	45	44
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	851	841
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,474	1,484
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	256	273
Subordinated Floating Rate Notes (EUR 100m)		2021	89	88
10% Fixed Rate Subordinated Notes		2021	2,194	2,261
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,143	1,118
Subordinated Floating Rate Notes (EUR 50m)		2022	45	44
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	1,032	1,043
7.625% Contingent Capital Notes (USD 3,000m)		2022	2,272	2,163
Subordinated Floating Rate Notes (EUR 50m)		2023	45	44
5.75% Fixed Rate Subordinated Notes		2026	351	366
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	107	97
6.33% Subordinated Notes		2032	61	62
Subordinated Floating Rate Notes (EUR 68m)		2040	61	60
External issuances by other subsidiaries		2019–2023	384	59
Total dated subordinated liabilities			17,037	19,635

Dated subordinated liabilities

Dated subordinated liabilities are issued by Barclays PLC, Barclays Bank PLC and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:

Subordination

Dated subordinated liabilities issued by Barclays PLC ranks behind the claims against Barclays PLC of unsecured unsubordinated creditors but before the claims of the holders of its equity.

All dated subordinated liabilities externally issued by Barclays Bank PLC rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated subordinated liabilities and the holders of its equity. The dated subordinated liabilities externally issued by other subsidiaries are similarly subordinated as the external subordinated liabilities issued by Barclays Bank PLC.

Interest

Interest on the Floating Rate Notes is fixed periodically in advance, based on the related interbank or local central bank rates.

Interest on the 2.625% Fixed Rate Subordinated Callable Notes, 4.836% Fixed Rate Subordinated Callable Notes, 2% Fixed Rate Subordinated Callable Notes and the 3.75% Fixed Rate Resetting Subordinated Callable Notes are fixed until the call date. After the respective call dates, in the event that they are not redeemed, the interest rates will be reset and fixed until maturity based on a market rate.

Repayment

Those subordinated liabilities with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated subordinated liabilities outstanding at 31 December 2018 are redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of Barclays PLC and Barclays Bank PLC, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Barclays Group) for nil consideration in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7.0%.

Barclays PLC 2018 Annual Report on Form 20-F 275

Notes to the financial statements

Capital instruments, equity and reserves

29 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares m	Ordinary share capital £m	Ordinary share premium £m	Total share capital and share premium £m	Other equity instruments £m
As at 1 January 2018	17,060	4,265	17,780	22,045	8,941
Issued to staff under share incentive plans	30	7	44	51	–
Issuances relating to Scrip Dividend Programme	43	11	77	88	–
AT1 securities issuance	–	–	–	–	1,925
AT1 securities redemption	–	–	–	–	(1,233)
Capital reorganisation	–	–	(17,873)	(17,873)	–
Other movements	–	–	–	–	(1)
As at 31 December 2018	17,133	4,283	28	4,311	9,632

As at 1 January 2017	16,963	4,241	17,601	21,842	6,449
Issued to staff under share incentive plans	46	12	74	86	–
Issuances relating to Scrip Dividend Programme	51	12	105	117	–
AT1 securities issuance	–	–	–	–	2,490
Other movements	–	–	–	–	2
As at 31 December 2017	17,060	4,265	17,780	22,045	8,941

Called up share capital

Called up share capital comprises 17,133m (2017: 17,060m) ordinary shares of 25p each.

Share repurchase

At the 2018 AGM on 1 May 2018, Barclays PLC was authorised to repurchase up to an aggregate of 1,706m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2019 or the close of business on 30 June 2019, whichever is the earlier. No share repurchases were made during either 2018 or 2017.

Capital reorganisation

On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17,873m credited to retained earnings.

Other equity instruments

Other equity instruments of £9,632m (2017: £8,941m) include AT1 securities issued by Barclays PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

In 2018, there was one issuance of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (2017: two issuances), with principal amount totalling $2.5bn (2017: £2.5bn). There was also one redemption in 2018 (2017: none), with principal amount totalling $2.0bn.

AT1 equity instruments
	Initial call date	2018 £m	2017 £m
AT1 equity instruments – Barclays PLC
8.25% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2018	–	1,233
7.0% Perpetual Subordinated Contingent Convertible Securities	2019	695	695
6.625% Perpetual Subordinated Contingent Convertible Securities (USD 1,211m)	2019	711	711
6.5% Perpetual Subordinated Contingent Convertible Securities (EUR 1,077m)	2019	856	856
8.0% Perpetual Subordinated Contingent Convertible Securities (EUR 1,000m)	2020	830	830
7.875% Perpetual Subordinated Contingent Convertible Securities	2022	995	995
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,131	1,131
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	1,245	1,245
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)	2023	1,925	–
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	1,244	1,245
Total AT1 equity instruments		9,632	8,941

276 Barclays PLC 2018 Annual Report on Form 20-F

29 Ordinary shares, share premium, and other equity continued

The principal terms of the AT1 securities are described below:

◾

AT1 securities rank behind the claims against Barclays PLC of 1) unsubordinated creditors; 2) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC but not further or otherwise; or 3) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities.

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

◾

AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole but not in part at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Barclays Group fall below 7.0%.

30 Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Group’s net investment in foreign operations, net of the effects of hedging.

Available for sale reserve

Following the adoption of IFRS 9, accumulated fair value changes of £228m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the changes in the fair value of fair value through other comprehensive income investments since initial recognition.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to profit or loss when the hedged transactions affect profit or loss.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Barclays Group.

Treasury shares relate to Barclays PLC shares held in relation to the Barclays Group’s various share schemes. These schemes are described in Note 32. Treasury shares are deducted from shareholders’ equity within other reserves. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share-based payments.

	2018 £m	2017 £m
Currency translation reserve	3,888	3,054
Available for sale reserve	–	364
Fair value through other comprehensive income reserve	(258)	–
Cash flow hedging reserve	660	1,161
Own credit reserve	(121)	(179)
Other reserves and treasury shares	984	983
Total	5,153	5,383

Barclays PLC 2018 Annual Report on Form 20-F 277

Notes to the financial statements

Capital instruments, equity and reserves

31 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non-controlling interest
	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Barclays Bank PLC issued:
– Preference shares	204	242	529	1,838	204	242
– Upper Tier 2 instruments	22	3	691	272	22	–
Barclays Africa Group Limited	–	140	–	–	–	173
Other non-controlling interests	–	4	3	1	–	–
Total	226	389	1,223	2,111	226	415

Barclays Bank PLC

Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2018, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments. In December 2018, Barclays Bank PLC redeemed its 8.125% USD Preference Shares in full. Preference share dividends and redemption are typically at the discretion of Barclays Bank PLC. The payment of Upper Tier 2 instrument coupons and principal are typically at the discretion of Barclays Bank PLC, except for coupon payments that become compulsory where Barclays PLC has declared or paid a dividend on ordinary shares in the preceding six-month period. Preference share and Upper Tier 2 instrument holders typically only have rights to redeem in the event of insolvency.

Following a review of subordinated liabilities issued by Barclays Bank PLC, certain instruments have been deemed to have characteristics that would qualify them as equity and have subsequently been reclassified. These are accounted for as non-controlling interests.

Instrument	2018 £m	2017 £m
Preference Shares:
6.278% non-cumulative callable preference shares	318	318
4.75% non-cumulative callable preference shares	211	211
8.125% non-cumulative callable preference shares	–	1,309
Total Barclays Bank PLC Preference Shares	529	1,838
Total	529	1,838

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	93	93
Undated Floating Rate Primary Capital Notes Series 2	179	179
5.03% Undated Reverse Dual Currency Subordinated Note (JPY8bn)	39	–
5.0% Reverse Dual Currency Subordinated (JPY12bn)	53	–
Undated Floating Rate Primary Capital Notes Series 3 (£145m)	20	–
9% Permanent Interest Bearing Capital Bonds (£100m)	40	–
7.125% Undated Subordinated Notes (£525m)	158	–
6.125% Undated Subordinated Notes (£550m)	34	–
9.25% Perpetual Sub Notes (ex Woolwich) (£150m)	75	–
Total Upper Tier 2 Instruments	691	272

Protective rights of non-controlling interests

Barclays Bank PLC

Barclays Bank PLC also has in issue preference shares, which are non-controlling interests to the Barclays Group. Under the terms of these instruments, Barclays PLC may not pay dividends on ordinary shares until a dividend is next paid on these instruments or the instruments are redeemed or purchased by Barclays Bank PLC. There are no restrictions on Barclays Bank PLC’s ability to remit capital to the Parent as a result of these issued instruments.

278 Barclays PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Employee benefits

The notes included in this section focus on the costs and commitments associated with employing our staff.

32 Share-based payments

Accounting for share-based payments

The Barclays Group applies IFRS 2 Share-based Payments in accounting for employee remuneration in the form of shares.

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

The charge for the year arising from share-based payment schemes was as follows:

	Charge for the year
	2018 £m	2017 £m	2016 £m
Share Value Plan	45	153	473
Deferred Share Value Plan	217	166	–
Others	187	186	192
Total equity settled	449	505	665
Cash settled	1	3	1
Total share-based payments	450	508	666

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

Other schemes

In addition to the SVP and DSVP, the Barclays Group operates a number of other schemes settled in Barclays PLC Shares including Sharesave (both UK and Ireland), Sharepurchase (both UK and overseas), and the Barclays Group Long Term Incentive Plan. A delivery of upfront shares to ‘Material Risk Takers’ can be made as Share Incentive Award.

Barclays PLC 2018 Annual Report on Form 20-F 279

Notes to the financial statements

Employee benefits

32 Share-based payments continued

Share option and award plans

The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

	2018				2017
	Weighted average fair value per award granted in year £	Weighted average share price at exercise/ release during year £	Weighted average remaining contractual life years	Number of options/ awards outstanding (000s)	Weighted average fair value per award granted in year £	Weighted average share price at exercise/ release during year £	Weighted average remaining contractual life years	Number of options/ awards outstanding (000s)
SVP[a,b]	1.90	2.11	<1	67,898	2.30	2.29	1	191,610
DSVP[a,b]	1.94	2.10	1	206,571	2.26	2.06	1	125,399
Others[a]	0.36-2.11	1.82-2.11	0-3	217,952	0.41-2.30	1.99-2.30	0-3	210,160

SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		DSVP[a,b]		Others[a,c]
	Number (000s)		Number (000s)		Number (000s)		Weighted average ex. price (£)
	2018	2017	2018	2017	2018	2017	2018	2017
Outstanding at beginning of year/acquisition date	191,610	406,016	125,399	–	210,160	205,129	1.41	1.38
Granted in the year	1,425	943	135,964	132,316	114,335	118,222	1.51	1.66
Exercised/released in the year	(119,688)	(200,350)	(43,402)	(2,275)	(78,771)	(90,324)	1.50	1.52
Less: forfeited in the year	(5,449)	(14,999)	(11,390)	(4,642)	(25,494)	(17,733)	1.54	1.42
Less: expired in the year	–	–	–	–	(2,278)	(5,134)	1.80	2.03
Outstanding at end of year	67,898	191,610	206,571	125,399	217,952	210,160	1.41	1.41
Of which exercisable:	–	18	–	–	23,556	24,569	1.96	1.59

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c

The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 8,159,542). The weighted average exercise price relates to Sharesave.

Certain of the Barclays Group’s share option plans enable certain Directors and employees to subscribe for new ordinary shares of Barclays PLC. For the accounting of treasury shares refer to Note 32.

There were no significant modifications to the share-based payments arrangements in 2018 and 2017.

As at 31 December 2018, the total liability arising from cash-settled share-based payments transactions was £2m (2017: £2m).

Holdings of Barclays PLC shares

Various employee benefit trusts established by the Barclays Group hold shares in Barclays PLC to meet obligations under the Barclays share-based payment schemes. The total number of Barclays PLC shares held in these employee benefit trusts at 31 December 2018 was 11.4million (2017: 9.9million). Dividend rights have been waived on all these shares. The total market value of the shares held in trust based on the year end share price of £1.51 (2017: £2.03) was £17.2m (2017: £20.1m).

280 Barclays PLC 2018 Annual Report on Form 20-F

33 Pensions and post-retirement benefits

Accounting for pensions and post-retirement benefits

The Barclays Group operates a number of pension schemes and post-employment benefit schemes.

Defined contribution schemes – the Barclays Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Barclays Group recognises its obligations to members of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test.

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

Post-employment benefit schemes – the cost of providing healthcare benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Barclays Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is the Barclays Group’s main scheme, representing 97% of the Barclays Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:

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

Barclays Pension Savings Plan (BPSP)

From 1 October 2012, a new UK pension scheme, the BPSP, was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme (Group Personal Pension) providing benefits for all new UK hires from 1 October 2012, employees of the investment banking business within Barclays International who were in PIP as at 1 October 2012, and also all UK employees who were not members of a pension scheme at that date. As a defined contribution scheme, BPSP is not subject to the same investment return, inflation or life expectancy risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.

Other

Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement healthcare plans globally, the largest of which are the US defined benefit schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Barclays Group.

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

Similar principles of pension governance apply to the Barclays Group’s other pension schemes, depending on local legislation.

Barclays PLC 2018 Annual Report on Form 20-F 281

Notes to the financial statements

Employee benefits

33 Pensions and post-retirement benefits continued

Amounts recognised

The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Barclays Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
		2018 £m	2017 £m	2016 £m
Current service cost		243	265	243
Net finance cost		(24)	(12)	(32)
Past service cost		134	(3)	–
Other movements		5	–	2
Total		358	250	213

Balance sheet reconciliation	2018		2017
	Total £m	Of which relates to UKRF £m	Total £m	Of which relates to UKRF £m
Benefit obligation at beginning of the year	(30,268)	(29,160)	(33,033)	(31,847)
Current service cost	(243)	(226)	(265)	(245)
Interest costs on scheme liabilities	(705)	(677)	(843)	(810)
Past service cost	(134)	(140)	3	–
Remeasurement loss – financial	1,129	1,075	(387)	(330)
Remeasurement (loss)/gain – demographic	(241)	(245)	(228)	(240)
Remeasurement (loss)/gain – experience	(75)	(94)	(612)	(614)
Employee contributions	(4)	(1)	(5)	(1)
Benefits paid	2,205	2,167	4,970	4,927
Exchange and other movements	67	–	132	–
Benefit obligation at end of the year	(28,269)	(27,301)	(30,268)	(29,160)
Fair value of scheme assets at beginning of the year	30,922	30,112	32,657	31,820
Interest income on scheme assets	729	709	855	831
Employer contribution	754	741	1,152	1,124
Remeasurement – return on scheme assets greater than discount rate	(400)	(360)	1,333	1,263
Employee contributions	4	1	5	1
Benefits paid	(2,205)	(2,167)	(4,970)	(4,927)
Exchange and other movements	(82)	–	(110)	–
Fair value of scheme assets at end of the year	29,722	29,036	30,922	30,112
Net surplus	1,453	1,735	654	952
Retirement benefit assets	1,768	1,735	966	952
Retirement benefit liabilities	(315)	–	(312)	–
Net retirement benefit assets	1,453	1,735	654	952

Included within the benefit obligation was £757m (2017: £895m) relating to overseas pensions and £204m (2017: £213m) relating to other post-employment benefits.

As at 31 December 2018, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £1,735m (2017: £952m). The movement for the UKRF was driven by an increase in the discount rate and payment of deficit contributions, offset by lower than assumed asset returns and revised early retirement and cash commutation factors.

The Group has considered all of the implications of the High Court ruling in the Lloyds Banking Group Pension Trustees case on the requirement to equalise pensions in respect of Guaranteed Minimum Pensions (GMP). This resulted in a £140m increase in pension obligation which has been recognised as a Past service cost. Any future clarifications to GMP equalisation leading to a change in financial assumptions are expected to be recognised in equity.

Of the £2,167m (2017: £4,927m) UKRF benefits paid out, £1,420m (2017: £4,151m) related to transfers out of the fund.

Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions (the asset ceiling). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, the Barclays Group expects to be able to recover any surplus. The Trustee does not have a substantive right to augment benefits, nor do they have the right to wind up the plan except in the dissolution of the Barclays Group or termination of contributions by the Barclays Group. The application of the asset ceiling to other plans is considered on an individual plan basis.

282 Barclays PLC 2018 Annual Report on Form 20-F

33 Pensions and post-retirement benefits continued

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions		2018 % p.a.	2017 % p.a.
Discount rate		2.71	2.46
Inflation rate (RPI)		3.25	3.22

The UKRF discount rate assumption for 2018 was based on a variant of the standard Willis Towers Watson RATE Link model. This variant includes all bonds rated AA by at least one of the four major ratings agencies, and assumes that yields after year 30 are flat. The RPI inflation assumption for 2018 was set by reference to the Bank of England’s implied inflation spot curve, assuming the spot curve remains flat after 30 years. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and price inflation assumptions is consistent with that used at the prior year end.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2016 of the Barclays Group own post-retirement mortality experience, and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2017 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% per annum in future improvements. The methodology used is consistent with the prior year end, except that the 2016 core projection model was used at 2017. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy	2018	2017	2016
Life expectancy at 60 for current pensioners (years)
– Males	27.7	27.8	27.9
– Females	29.4	29.4	29.7
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.2	29.3	29.7
– Females	31.0	31.0	31.7

The assumption for future transfers out has been adjusted to reflect volumes experienced in 2018 which were lower than previously assumed. The revised assumption is that 7.5% of the benefit obligation in respect of deferred members will transfer out during 2019, 5% in 2020, 2.5% in 2021, tapering down to 0% from 2022 onwards (2017:15% of the benefit obligation in respect of deferred members will transfer out during 2019, 10% in 2020, 5% in 2021, tapering down to 0% from 2022 onwards).

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

Change in key assumptions
	2018	2017
	(Decrease)/ Increase in UKRF defined benefit obligation £bn	(Decrease)/ Increase in UKRF defined benefit obligation £bn
Discount rate
0.5% p.a. increase	(2.1)	(2.4)
0.25% p.a. increase	(1.1)	(1.2)
0.25% p.a. decrease	1.1	1.3
0.5% p.a. decrease	2.4	2.8
Assumed RPI
0.5% p.a. increase	1.3	1.6
0.25% p.a. increase	0.7	0.8
0.25% p.a. decrease	(0.6)	(0.7)
0.5% p.a. decrease	(1.3)	(1.5)
Life expectancy at 60
One year increase	0.9	1.0
One year decrease	(0.9)	(1.0)

Barclays PLC 2018 Annual Report on Form 20-F 283

Notes to the financial statements

Employee benefits

33 Pensions and post-retirement benefits continued

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 17 years.

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

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total		Of which relates to UKRF
	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %
As at 31 December 2018
Equities – quoted	2,916	9.8	2,787	9.6
Equities – non–quoted	1,995	6.7	1,995	6.9
Bonds – fixed government[a]	4,099	13.8	3,840	13.2
Bonds – index–linked government[a]	11,960	40.2	11,951	41.1
Bonds – corporate and other[a]	5,653	19.0	5,479	18.9
Property – commercial[b]	1,712	5.8	1,702	5.9
Derivatives[b]	266	0.9	266	0.9
Other[c]	1,121	3.8	1,016	3.5
Fair value of scheme assets	29,722	100.0	29,036	100.0

As at 31 December 2017
Equities – quoted	4,377	14.1	4,151	13.8
Equities – non–quoted	2,001	6.5	2,001	6.6
Bonds – fixed government[a]	2,433	7.9	2,184	7.3
Bonds – index–linked government[a]	13,089	42.3	13,078	43.4
Bonds – corporate and other[a]	5,195	16.8	4,999	16.6
Property – commercial[b]	1,911	6.2	1,902	6.3
Derivatives[b]	816	2.6	816	2.7
Other[c]	1,100	3.6	981	3.3
Fair value of scheme assets	30,922	100.0	30,112	100.0

Notes

a	Assets held are predominantly quoted.
b	Assets held are predominantly non-quoted.
c	Assets held are predominantly in Infrastructure Funds.

Included within the fair value of scheme assets were: £nil (2017: £0.1m) relating to shares in Barclays PLC and £nil (2017: £0.6m) relating to bonds issued by Barclays PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.

The UKRF scheme assets also include £1m (2017: £15m) relating to UK private equity investments and £1,994m (2017: £1,986m) relating to overseas private equity investments. These are disclosed above within Equities – non-quoted.

Approximately 46% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Funding

The Scheme Actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2018 and showed a deficit of £4.04bn and a funding level of 88.4%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.87bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2018 was largely due to payment of deficit contributions, higher than assumed asset returns, higher Government bond yields, and transfers out of the scheme.

284 Barclays PLC 2018 Annual Report on Form 20-F

33 Pensions and post-retirement benefits continued

At the 2016 triennial actuarial valuation the Barclays Group and UKRF Trustee agreed a revised scheme-specific funding target, statement of funding principles, schedule of contributions, a recovery plan to seek to eliminate the deficit relative to the funding target and some additional support measures. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing.

The main differences between the funding and IAS 19 assumptions were a different approach to setting the discount rate and a more conservative longevity assumption for funding.

The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2016 valuation recovery plan are shown in the table below.

Year	Deficit contributions 30 September 2016 valuation £m
2017	740
2018	500
2019	500
2020	500
2021 to 2026	1,000 each year

The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group’s share of the cost of benefits accruing over each year. The next funding valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

Other support measures agreed at the same time as the valuation

Collateral – The UKRF Trustee and Barclays Bank PLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for the UKRF funding deficit as it increases or decreases over time, and associated deficit recovery contributions. The collateral pool is currently made up of government securities. Agreement was made with the Trustee to increase the proportion of the deficit covered from 88.5% to 100% effective from 26 March 2018 with an overall cap remaining of £9.0bn, at which date the collateral pool consisted of government securities only (the Trustee and Barclays Bank PLC may agree alternative eligible collateral in the future). The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency. These assets are included within Note 38.

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

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2018	741
2017	1,124
2016	634

There were £nil (2017: £153m; 2016: £112m) Section 75 contributions included within the Barclays Group’s contributions paid as no participating employers left the UKRF scheme in 2018.

The Barclays Group’s expected contribution to the UKRF in respect of defined benefits in 2019 is £725m (2018: £716m). In addition, the expected contributions to UK defined contribution schemes in 2019 is £34m (2018: £35m) to the UKRF and £168m (2018: £146m) to the BPSP.

Barclays PLC 2018 Annual Report on Form 20-F 285

Notes to the financial statements

Scope of consolidation

The section presents information on the Barclays Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Barclays Group has entered into and arrangements that are held off-balance sheet.

34 Principal subsidiaries

The Barclays Group applies IFRS 10 Consolidated Financial Statements. The consolidated financial statements combine the financial statements of the Barclays Group and all its subsidiaries. Subsidiaries are entities over which the Barclays Group has control. Under IFRS 10, this is when the Barclays Group is exposed or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.

The Barclays Group reassesses whether it controls an entity if facts and circumstances indicate that there have been changes to its power, its rights to variable returns or its ability to use its power to affect the amount of its returns.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Barclays Group for the purposes of the consolidation. Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has been obtained and they do not result in loss of control.

The significant judgements used in applying this policy are set out below.

Accounting for investment in subsidiaries

In the individual financial statements of Barclays PLC, investments in subsidiaries are stated at cost less impairment.

Principal subsidiaries for the Barclays Group are set out below. This includes those subsidiaries that are most significant in the context of the Barclays Group’s business, results or financial position.

Company name	Principal place of business or incorporation	Nature of business	Percentage of voting rights held %	Non-controlling interests – proportion of ownership interests %	Non-controlling interests – proportion of voting interests %
Barclays Bank PLC	England	Banking, holding Company	100	3	–
Barclays Bank UK PLC	England	Banking, holding Company	100	–	–
Barclays Bank Ireland PLC	Ireland	Banking, holding Company	100	–	–
Barclays Services Limited	England	Service Company	100	–	–
Barclays Capital Inc.	United States	Securities dealing	100	–	–
Barclays Capital Securities Limited	England	Securities dealing	100	–	–
Barclays Securities Japan Limited	Japan	Securities dealing	100	–	–
Barclays Bank Delaware	United States	Credit card issuer	100	–	–

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries.

Ownership interests are in some cases different to voting interests due to the existence of non-voting equity interests, such as preference shares. Refer to Note 31 for more information.

Determining whether the Barclays Group has control of an entity is generally straightforward based on ownership of the majority of the voting capital. However, in certain instances, this determination will involve judgement, particularly in the case of structured entities where voting rights are often not the determining factor in decisions over the relevant activities. This judgement will involve assessing the purpose and design of the entity. It will also often be necessary to consider whether the Barclays Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

There is also often considerable judgement involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated such that the other investors’ exposures to the structure’s variable returns have been substantively eliminated, the Barclays Group may conclude that the managers of the structured entity are acting as its agent and therefore will consolidate the structured entity.

An interest in equity voting rights exceeding 50% would typically indicate that the Barclays Group has control of an entity. However, the entity set out below is excluded from consolidation because the Barclays Group does not have exposure to its variable returns.

Country of registration or incorporation	Company name	Percentage of voting rights held %	Equity shareholders’ funds £m	Retained profit for the year £m
Cayman Islands	Palomino Limited	100	–	–

This entity is managed by an external counterparty and consequently is not controlled by the Barclays Group. Interests relating to this entity are included in Note 35.

286 Barclays PLC 2018 Annual Report on Form 20-F

34 Principal subsidiaries continued

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

Regulatory requirements

Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £1,399bn (2017: £1,407bn) and £1,330bn (2017: £1,341bn) respectively. The assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital levels which cannot be returned to the Parent company, Barclays PLC on a going concern basis.

In order to meet capital requirements, subsidiaries may issue certain equity-accounted and debt-accounted financial instruments and non-equity instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liabilities. Refer to Note 28 and Note 29 for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.

Liquidity requirements

Regulated subsidiaries of the Barclays Group are required to meet applicable PRA or local regulatory requirements pertaining to liquidity. Some of the regulated subsidiaries include Barclays Bank PLC, Barclays Bank UK PLC, Barclays Capital Inc. and Barclays Bank Delaware. See pages 137 to 150 for further details of liquidity requirements, including those of the Barclays Group’s significant subsidiaries.

Statutory requirements

The Barclays Group’s subsidiaries are subject to statutory requirements not to make distributions of capital and unrealised profits and generally to maintain solvency. These requirements restrict the ability of subsidiaries to make remittances of dividends to Barclays PLC, the ultimate parent, except in the event of a legal capital reduction or liquidation. In most cases, the regulatory restrictions referred to above exceed the statutory restrictions.

Contractual requirements

Asset encumbrance

The Barclays Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks, as well as to provide security to the UK Retirement Fund. Once encumbered, the assets are not available for transfer around the Barclays Group. The assets typically affected are disclosed in Note 38.

Assets held by consolidated structured entities

None of the assets (2017: £nil) included in the Barclays Group’s balance sheet relate to consolidated investment funds, held to pay return and principal to the holders of units in the funds.

Other restrictions

The Barclays Group is required to maintain balances with central banks and other regulatory authorities, and these amounted to £4,717m (2017: £3,360m).

35 Structured entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well-defined objective with restrictions around their ongoing activities.

Depending on the Barclays Group’s power over the activities of the entity and its exposure to and ability to influence its own returns, it may consolidate the entity. In other cases, it may sponsor or have exposure to such an entity but not consolidate it.

Consolidated structured entities

The Barclays Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:

Securitisation vehicles

The Barclays Group uses securitisation as a source of financing and a means of risk transfer. Refer to Note 37 for further detail.

The Barclays Group, in previous periods, has provided liquidity facilities to certain securitisation vehicles. At 31 December 2018, there were no outstanding loan commitments to these entities (2017: £nil).

Commercial paper (CP) and medium-term note conduits

The Barclays Group provided £11.7bn (2017: £10.2bn) in undrawn contractual backstop liquidity facilities to CP conduits.

Fund management entities

In previous periods, the Barclays Group had contractually guaranteed the performance of certain cash investments in a number of managed investment funds which resulted in their consolidation. As at 31 December 2018, the notional value of the guarantees were £nil (2017: £nil) as the European Wealth Funds associated with these guarantees were either closed or ownership has been transferred outside the Barclays Group and they are no longer consolidated.

Barclays PLC 2018 Annual Report on Form 20-F 287

Notes to the financial statements

Scope of consolidation

35 Structured entities continued

Employee benefit and other trusts

Barclays PLC provides capital contributions to employee benefit trusts to enable them to meet obligations to the employees of Barclays PLC in relation to the Barclays Group’s share-based remuneration arrangements. During 2018, the Barclays Group provided undrawn liquidity facilities of £2.6bn (2017: £1.8bn) to certain trusts.

Unconsolidated structured entities in which the Barclays Group has an interest

An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Barclays Group. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to the Barclays Group, lending, loan commitments, financial guarantees and investment management agreements.

Interest rate swaps, foreign exchange derivatives that are not complex and which expose the Barclays Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures below.

The nature and extent of the Barclays Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing £m	Short-term traded interests £m	Traded derivatives £m	Other interests £m	Total £m
As at 31 December 2018
Assets
Trading portfolio assets	–	12,206	–	–	12,206
Financial assets at fair value through the income statement	32,359	–	–	2,598	34,957
Derivative financial instruments	–	–	5,236	–	5,236
Loans and advances at amortised cost	–	–	–	17,341	17,341
Other assets	–	–	–	33	33
Total assets	32,359	12,206	5,236	19,972	69,773
Liabilities
Derivative financial instruments	–	–	6,438	2,586	9,024

As at 31 December 2017
Assets
Trading portfolio assets	–	10,788	–	699	11,487
Financial assets at fair value through the income statement	31,520	–	–	2,721	34,241
Derivative financial instruments	–	–	4,380	–	4,380
Loans and advances at amortised cost	5,481	–	–	17,386	22,867
Reverse repurchase agreements and other similar secured lending	753	–	–	–	753
Other assets	–	–	–	509	509
Total assets	37,754	10,788	4,380	21,315	74,237
Liabilities
Derivative financial instruments	–	–	5,193	3,356	8,549

Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under market risk management policies described on page 93 which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand.

Secured financing

The Barclays Group routinely enters into reverse repurchase contracts, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Barclays Group has minimal exposure to the performance of the structured entity counterparty. This includes margin lending which is presented under financial assets at fair value through the income statement to align to the balance sheet presentation.

Short-term traded interests

The Barclays Group buys and sells interests in structured entities as part of its trading activities, for example, retail mortgage-backed securities, collateralised debt obligations and similar interests. Such interests are typically held individually or as part of a larger portfolio for no more than 90 days. In such cases, the Barclays Group typically has no other involvement with the structured entity other than the securities it holds as part of trading activities and its maximum exposure to loss is restricted to the carrying value of the asset.

As at 31 December 2018, £8,436m (2017: £9,645m) of the Barclays Group’s £12,206m (2017: £10,788m) short-term traded interests were comprised of debt securities issued by asset securitisation vehicles.

288 Barclays PLC 2018 Annual Report on Form 20-F

35 Structured entities continued

Traded derivatives

The Barclays Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include index-based and entity specific credit default swaps, balance guaranteed swaps, total return swaps, commodities swaps, and equity swaps. A description of the types of derivatives and the risk management practices are detailed in Note 14. The risk of loss may be mitigated through ongoing margining requirements as well as a right to cash flows from the structured entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Barclays Group’s normal credit policies.

Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Barclays Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notionals amounted to £1,477,753m (2017: £1,680,615m).

Except for credit default swaps where the maximum exposure to loss is the swap notional amount, it is not possible to estimate the maximum exposure to loss in respect of derivative positions as the fair value of derivatives is subject to changes in market rates of interest, exchange rates and credit indices which by their nature are uncertain. In addition, the Barclays Group’s losses would be subject to mitigating action under its traded market risk and credit risk policies that require the counterparty to provide collateral in cash or other assets in most cases.

Other interests in unconsolidated structured entities

The Barclays Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the purpose of the entities and limited to significant categories, based on maximum exposure to loss.

Nature of interest
	Multi-seller conduit programmes £m	Lending £m	Investment funds and trusts £m	Others £m	Total £m
As at 31 December 2018
Financial assets at fair value through the income statement
– Debt securities	444	–	–	114	558
– Loans and advances	–	–	–	2,040	2,040
Loans and advances at amortised cost	6,100	9,140	–	2,101	17,341
Other assets	9	3	21	–	33
Total on-balance sheet exposures	6,553	9,143	21	4,255	19,972
Total off-balance sheet notional amounts	11,671	4,327	–	431	16,429
Maximum exposure to loss	18,224	13,470	21	4,686	36,401
Total assets of the entity	73,109	196,865	9,341	28,163	307,478

As at 31 December 2017
Trading portfolio assets
– Debt securities	–	–	–	699	699
Financial assets at fair value through the income statement
– Loans and advances	–	–	–	2,721	2,721
Loans and advances at amortised cost	5,424	11,497	–	465	17,386
Other assets	468	11	8	22	509
Total on-balance sheet exposures	5,892	11,508	8	3,907	21,315
Total off-balance sheet notional amounts	6,270	6,337	–	446	13,053
Maximum exposure to loss	12,162	17,845	8	4,353	34,368
Total assets of the entity	103,057	179,994	11,137	22,669	316,857

Maximum exposure to loss

Unless specified otherwise below, the Barclays Group’s maximum exposure to loss is the total of its on-balance sheet positions and its off-balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.

Multi-seller conduit programme

The multi-seller conduit engages in providing financing to various clients and holds whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit. The Barclays Group’s off-balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduit for the benefit of the holders of the commercial paper issued by the conduit and will only be drawn where the conduit is unable to access the commercial paper market. If these liquidity facilities are drawn, the Barclays Group is protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit.

Barclays PLC 2018 Annual Report on Form 20-F 289

Notes to the financial statements

Scope of consolidation

35 Structured entities continued

Lending

The portfolio includes lending provided by the Barclays Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Barclays Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Barclays Group incurred an impairment of £67m (2017: £11m) against such facilities.

Investment funds and trusts

In the course of its fund management activities, the Barclays Group establishes pooled investment funds that comprise investments of various kinds, tailored to meet certain investors’ requirements. The Barclays Group’s interest in funds is generally restricted to a fund management fee, the value of which is typically based on the performance of the fund.

The Barclays Group acts as trustee to a number of trusts established by or on behalf of its clients. The purpose of the trusts, which meet the definition of structured entities, is to hold assets on behalf of beneficiaries. The Barclays Group’s interest in trusts is generally restricted to unpaid fees which, depending on the trust, may be fixed or based on the value of the trust assets. The Barclays Group has no other risk exposure to the trusts.

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

36 Investments in associates and joint ventures

Accounting for associates and joint ventures

The Barclays Group applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Barclays Group has significant influence, but not control, over the operating and financial policies. Generally the Barclays Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are arrangements where the Barclays Group has joint control and rights to the net assets of the entity.

The Barclays Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Barclays Group’s share of the post acquisition profit/(loss). The Barclays Group ceases to recognise its share of the losses of equity accounted associates when its share of the net assets and amounts due from the entity have been written off in full, unless it has a contractual or constructive obligation to make good its share of the losses. In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

There are no individually significant investments in joint ventures or associates held by the Barclays Group.

		2018			2017
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Equity accounted	481	281	762	402	316	718
Held at fair value through profit or loss	–	509	509	–	447	447
Total	481	790	1,271	402	763	1,165

Summarised financial information for the Barclays Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the net income of the investees, not just the Barclays Group’s share for the year ended 31 December 2018, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates		Joint ventures
	2018 £m	2017 £m	2018 £m	2017 £m
Profit from continuing operations	173	117	54	77
Other comprehensive income / (expense)	28	–	32	(15)
Total comprehensive income from continuing operations	201	117	86	62

Unrecognised shares of the losses of individually immaterial associates and joint ventures were £nil (2017: £nil).

The Barclays Group’s associates and joint ventures are subject to statutory or contractual requirements such that they cannot make remittances of dividends or make loan repayments to Barclays PLC without agreement from the external parties.

The Barclays Group’s share of commitments and contingencies of its associates and joint ventures comprised unutilised credit facilities provided to customers of £1,715 m (2017: £1,712m). In addition, the Barclays Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £318 m (2017: £304m).

290 Barclays PLC 2018 Annual Report on Form 20-F

37 Securitisations

Accounting for securitisations

The Barclays Group uses securitisations as a source of finance and a means of risk transfer. Such transactions generally result in the transfer of contractual cash flows from portfolios of financial assets to holders of issued debt securities.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; lead to partial continued recognition of the assets to the extent of the Barclays Group’s continuing involvement in those assets or to derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Barclays Group transfers both its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

In the course of its normal banking activities, the Barclays Group makes transfers of financial assets, either where legal rights to the cash flows from the asset are passed to the counterparty or beneficially, where the Barclays Group retains the rights to the cash flows but assumes a responsibility to transfer them to the counterparty. Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.

A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:

Transfers of financial assets that do not result in derecognition

Securitisations

The Barclays Group was party to securitisation transactions involving its credit card balances.

In these transactions, the assets, interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, which then issues interest bearing debt securities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction. Partial continued recognition of the assets to the extent of the Barclays Group’s continuing involvement in those assets can also occur or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer.

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2018				2017
	Assets		Liabilities		Assets		Liabilities
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Loans and advances at amortised cost
Credit cards, unsecured and other retail lending	4,242	4,334	(4,234)	(4,218)	3,772	3,757	(3,635)	(3,626)

Balances included within loans and advances at amortised cost represent securitisations where substantially all the risks and rewards of the asset have been retained by the Barclays Group.

The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.

For transfers of assets in relation to repurchase agreements, refer to Note 38.

Barclays PLC 2018 Annual Report on Form 20-F 291

Notes to the financial statements

Scope of consolidation

37 Securitisations continued

Continuing involvement in financial assets that have been derecognised

In some cases, the Barclays Group may have transferred a financial asset in its entirety but may have continuing involvement in it. This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Barclays Group’s involvement with commercial mortgage backed securities. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended £m	Cumulative to 31 December £m
2018
Commercial mortgage backed securities	135	135	135	2	3
2017
Commercial mortgage backed securities	94	94	94	1	1

Note

a Assets which represent the Barclays Group’s continuing involvement in derecognised assets are recorded in Loans and advances at amortised cost.

38 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. Assets pledged as collateral include all assets categorised as encumbered in the disclosure on page 142 (unaudited), other than those held in commercial paper conduits. In these transactions, Barclays Group will be required to step in to provide financing itself under a liquidity facility if the vehicle cannot access the commercial paper market. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2018 £m	2017 £m
Cash collateral	55,532	56,351
Loans and advances at amortised cost	42,683	41,772
Trading portfolio assets	63,143	73,899
Financial assets at fair value through the income statement	7,450	4,798
Financial investments	–	15,058
Financial assets at fair value through other comprehensive income	10,354	–
Assets pledged	179,162	191,878

Barclays Group has an additional £10bn (2017: £9bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.

Total assets pledged includes a collateral pool put in place to provide security for the UKRF funding deficit. Refer to Note 33 for further details.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Barclays Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2018 £m	2017 £m
Fair value of securities accepted as collateral	598,348	608,412
Of which fair value of securities re-pledged/transferred to others	528,957	547,637

292 Barclays PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Other disclosure matters

The notes included in this section focus on related party transactions, Auditors’ remuneration and Directors’ remuneration. Related parties include any subsidiaries, associates, joint ventures and Key Management Personnel.

39 Related party transactions and Directors’ remuneration

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.

Subsidiaries

Transactions between Barclays PLC and its subsidiaries meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Barclays Group’s financial statements. Transactions between Barclays PLC and its subsidiaries are fully disclosed in Barclays PLC’s financial statements. A list of the Barclays Group’s principal subsidiaries is shown in Note 34.

Associates, joint ventures and other entities

The Barclays Group provides banking services to its associates, joint ventures and the Barclays Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non–interest bearing deposits and current accounts to these entities as well as other services. Barclays Group companies also provide investment management and custodian services to the Barclays Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Barclays Group’s investments in associates and joint ventures is set out in Note 36.

Amounts included in the Barclays Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Pension funds £m
For the year ended and as at 31 December 2018
Total income	–	7	4
Credit impairment and other provisions	–	–	–
Operating expenses	(27)	(7)	–
Total assets	12	1,288	3
Total liabilities	85	2	139
For the year ended and as at 31 December 2017
Total income	(20)	61	4
Credit impairment and other provisions	2	–	–
Operating expenses	–	(23)	–
Total assets	2	1,048	2
Total liabilities	75	2	162
For the year ended and as at 31 December 2016
Total income	(20)	32	4
Credit impairment and other provisions	(13)	–	–
Operating expenses	–	(25)	–
Total assets	72	2,244	–
Total liabilities	94	95	260

Guarantees, pledges or commitments given in respect of these transactions in the year were £20m (2017: £27m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds were £3m (2017: £3m).

Key Management Personnel

Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors and Officers of Barclays PLC, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a member of Key Management Personnel (or any connected person) is also a member of Key Management Personnel (or any connected person) of Barclays PLC.

The Barclays Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2018 £m	2017 £m
As at 1 January	4.8	9.2
Loans issued during the year[a]	4.2	0.5
Loan repayments during the year[b]	(1.8)	(4.9)
As at 31 December	7.2	4.8

Notes

a Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.

b Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

Barclays PLC 2018 Annual Report on Form 20-F 293

Notes to the financial statements

Other disclosure matters

39 Related party transactions and Directors’ remuneration continued

No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2018 £m	2017 £m
As at 1 January	6.9	7.3
Deposits received during the year[a]	24.8	25.7
Deposits repaid during the year[b]	(24.8)	(26.1)
As at 31 December	6.9	6.9

Notes

a	Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b	Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2018 were £0.9m (2017: £0.3m).

All loans to Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Key Management Personnel

Total remuneration awarded to Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out on pages 53 to 80. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2018 £m	2017 £m
Salaries and other short-term benefits	33.0	33.9
Pension costs	–	0.1
Other long-term benefits	7.6	18.4
Share-based payments	16.2	26.8
Employer social security charges on emoluments	7.5	9.6
Costs recognised for accounting purposes	64.3	88.8
Employer social security charges on emoluments	(7.5)	(9.6)
Other long-term benefits – difference between awards granted and costs recognised	2.8	(9.8)
Share-based payments – difference between awards granted and costs recognised	0.7	(11.7)
Total remuneration awarded	60.3	57.7

Disclosure required by the Companies Act 2006
The following information regarding the Barclays PLC Board of Directors is presented in accordance with the Companies Act 2006:
	2018 £m	2017 £m
Aggregate emoluments[a]	9.0	8.5
Amounts paid under LTIPs[b]	0.9	1.1
	9.9	9.6
Notes

a

The aggregate emoluments include amounts paid for the 2018 year. In addition, deferred share awards for 2018 with a total value at grant of £1m (2017: £1m) will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions.

b

The figure above for ‘Amounts paid under LTIPs’ in 2018 relates to an LTIP award that was released to Tushar Morzaria in 2018. Dividend shares released on the award are excluded. The LTIP figure in the single total figure table for executive Directors’ 2018 remuneration in the Directors’ Remuneration report relates to the award that is scheduled to be released in 2019 in respect of the 2016–2018 LTIP cycle.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2017: nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2018, there were no Directors accruing benefits under a defined benefit scheme (2017: nil).

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 24 persons) at

31 December 2018 amounted to 18,884,023 (2017: 12,460,877) ordinary shares of 25p each (0.11% of the ordinary share capital outstanding).

As at 31 December 2018, executive Directors and Officers of Barclays PLC (involving 11 persons) held options to purchase a total of 6,000 (2017: 6,000) Barclays PLC ordinary shares of 25p each at a price of 120p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2018 to persons who served as Directors during the year was £0.4m (2017: £0.2m). The total value of guarantees entered into on behalf of Directors during 2018 was nil (2017: nil).

294 Barclays PLC 2018 Annual Report on Form 20-F

40 Auditors’ remuneration

Auditors’ remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2018 £m	2017 £m	2016 £m
Audit of the Barclays Group’s annual accounts	8	11	14
Other services:
Audit of the Company’s subsidiaries[a]	32	27	27
Other audit related fees[b]	9	8	4
Other services[c]	2	2	4
Total Auditors’ remuneration	51	48	49

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

KPMG became the Barclays Group’s principal Auditor in 2017. PwC was the principal Auditor in 2016.

The figures shown in the above table relate to fees paid to KPMG or PwC as principal Auditor, of which the fees paid in relation to discontinued operations were £nil (KPMG 2017: £4m, PwC 2016: £12m).

Under SEC regulations, the remuneration of our auditors is required to be presented as follows: audit fees £45m (2017: £42m, 2016: £44m), audit-related fees £5m (2017: £4m, 2016: £1m), tax fees £nil (2017: £nil, 2016: £nil), and all other fees £1m (2017: £2m, 2016: £4m).

41 Discontinued operations and assets included in disposal groups classified as held for sale and associated liabilities

Accounting for non-current assets held for sale and associated liabilities

The Barclays Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

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

A component of the Barclays Group that has either been disposed of or is classified as held for sale is presented as a discontinued operation if it represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of the separate major line or geographical area of operations, or if it is a subsidiary acquired exclusively with a view to re-sale.

Assets included in disposal groups classified as held for sale
	2018 £m	2017 £m
Financial assets at fair value through the income statement	–	3
Loans and advances at amortised cost	–	1,164
Property, plant and equipment	–	26
Total assets included in disposal groups classified as held for sale	–	1,193

Discontinued operation

Following the reduction of the Barclays Group’s interest in BAGL in 2017, the Barclays Group’s remaining holding of 14.9%, as at 31 December 2018 is reported as a financial asset at fair value through other comprehensive income in the Head Office division, with the Barclays Group’s share of BAGL’s dividend recognised in the Head Office income statement.

Prior to the disposal of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Barclays Group’s income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent five months of results as a discontinued operation to 31 May 2017, compared to the full year ended 31 December 2016.

Barclays PLC 2018 Annual Report on Form 20-F 295

Notes to the financial statements

Other disclosure matters

41 Discontinued operations and assets included in disposal groups classified as held for sale and associated liabilities continued

Barclays Africa disposal group income statement
For the year ended 31 December	2018 £m	2017 £m	2016 £m
Net interest income	–	1,024	2,169
Net fee and commission income	–	522	1,072
Net trading income	–	149	281
Net investment income	–	30	45
Other income	–	145	370
Total income	–	1,870	3,937
Net claims and benefits incurred on insurance contracts	–	(84)	(191)
Total income net of insurance claims	–	1,786	3,746
Credit impairment charges and other provisions	–	(177)	(445)
Net operating income	–	1,609	3,301
Staff costs	–	(586)	(1,186)
Administration and general expenses[a]	–	(1,634)	(1,224)
Operating expenses	–	(2,220)	(2,410)
Share of post-tax results of associates and joint ventures	–	5	6
(Loss)/profit before tax	–	(606)	897
Taxation	–	(154)	(306)
(Loss)/profit after tax[b]	–	(760)	591

Attributable to:
Equity holders of the parent	–	(900)	189
Non-controlling interests	–	140	402
(Loss)/profit after tax[b]	–	(760)	591

Notes
a	Includes impairment of £nil (2017: £1,090m, 2016: £nil).
b	Total loss in respect of the discontinued operation incurred in 2017, was £2,195m which included the £60m loss on sale and £1,375m loss on recycling of other comprehensive loss on reserves.

Other comprehensive income relating to discontinued operations is as follows:

For the year ended 31 December	2018 £m	2017 £m	2016 £m
Available for sale assets	–	(3)	(9)
Currency translation reserves	–	(38)	1,451
Cash flow hedge reserves	–	19	89
Other comprehensive (loss)/income, net of tax from discontinued operations	–	(22)	1,531
The cash flows attributed to the discontinued operation are as follows:
For the year ended 31 December	2018 £m	2017 £m	2016 £m
Net cash flows from operating activities	–	540	1,164
Net cash flows from investing activities	–	(245)	(691)
Net cash flows from financing activities	–	(165)	(105)
Effect of exchange rates on cash and cash equivalents	–	(29)	37
Net increase in cash and cash equivalents	–	101	405

296 Barclays PLC 2018 Annual Report on Form 20-F

42 Transition disclosures

Impairment allowance reconciliations

Reconciliation from IAS 39 to IFRS 9 – financial assets under IFRS 9 subject to an increase in impairment allowance

The table below reconciles the closing impairment allowances for financial assets in accordance with IAS 39, and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at 31 December 2017, and the opening impairment allowances determined in accordance with IFRS 9 as at 1 January 2018.

Reconciliation of impairment allowance and provisions

	As at			As at
	31 December			1 January
	2017			2018
	Impairment
	allowance under
	IAS 39 or		Additional IFRS 9	Impairment
	provisions	Reclassification	impairment	allowance
	under IAS 37	impact	allowance	under IFRS 9
	£m	£m	£m	£m
Loans and advances at amortised cost and other assets[a]	4,652	(52)	2,508	7,108
Available for sale investments/financial assets at fair value through other comprehensive income	38	(38)	3	3
Total on-balance sheet	4,690	(90)	2,511	7,111
Provision for undrawn contractually committed facilities and guarantee contracts	79	–	341	420
Total impairment and provision	4,769	(90)	2,852	7,531

Note
a	Includes impairment of £5m for cash collateral and settlement balances and £1m for other assets.

◾

The introduction of IFRS 9 increased the total impairment allowance held by Barclays by £2.76bn, from £4.8bn as at 31 December 2017 to £7.5bn as at 1 January 2018, as a result of earlier recognition of impairment allowances.

◾	The reclassification impact is due to assets moving to a fair value through income statement treatment that do not have an impairment allowance under IFRS 9.

Barclays PLC 2018 Annual Report on Form 20-F 297

Notes to the financial statements

Other disclosure matters

42 Transition disclosures continued

Balance sheet movement – impact of transition to IFRS 9 and IFRS 15

The table below presents the impact of the changes to balance sheet presentation and of the transition to IFRS 9 and IFRS 15 on Barclays PLC’s balance sheet showing separately the changes arising from reclassification and any associated remeasurement, and the impact of increased impairment.

			As at 31 December 2017		As at 31 December 2017					As at 1 January 2018
Assets	IAS 39 measurement category	IFRS 9 measurement category	Published IAS 39 carrying amount £m	Balance sheet present- ation changes £m	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 present- ation change £m	IFRS 9 classification and measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Cash and balances at central banks	Amortised cost	Amortised cost	171,082	–	171,082	–	–	–	–	171,082
Items in the course of collection from other banks	Amortised cost	Amortised cost	2,153	(2,153)	–	–	–	–	–	–
Loans and advances to banks	Amortised cost	Amortised cost	35,663	(35,663)	–	–	–	–	–	–
Loans and advances to customers	Amortised cost	Amortised cost	365,552	(365,552)	–	–	–	–	–	–
Cash collateral and settlement balances	Amortised cost	Amortised cost	–	77,168	77,168	–	–	(2,389)	(5)	74,774
Loans and advances at amortised cost	Amortised cost	Amortised cost	–	324,048	324,048	–	5,109	(9,467)	(2,502)	317,188
Reverse repurchase agreements and other similar secured lending	Amortised cost	Amortised cost	12,546	–	12,546	–	–	(11,949)	–	597
Trading portfolio assets	FVTPL	FVTPL	113,760	–	113,760	–	–	413	–	114,173
Financial assets designated at fair value	FVTPL	FVTPL	116,281	(116,281)	–	–	–	–	–	–
Financial assets at fair value through the income statement[a]	FVTPL	FVTPL	–	116,281	116,281	–	–	23,930	–	140,211
Derivative financial instruments	FVTPL	FVTPL	237,669	–	237,669	–	–	–	–	237,669
Financial investments	AFS – debt instruments	FVOCI	52,020	–	52,020	–	(50,886)	(1,134)	–	–
Financial investments	AFS – equity instruments	FVOCI	1,787	–	1,787	–	(1,419)	(367)	–	–
Financial investments	Amortised cost	Amortised cost	5,109	–	5,109	–	(5,109)	–	–	–
Financial assets at fair value through other comprehensive income	AFS	FVOCI	–	–	–	–	52,305	936	–	53,241
Investments in associates and joint ventures	N/A	N/A	718	–	718	–	–	(19)	–	699
Goodwill and intangible assets	N/A	N/A	7,849	–	7,849	–	–	–	–	7,849
Property, plant and equipment	N/A	N/A	2,572	–	2,572	–	–	–	–	2,572
Current tax assets	N/A	N/A	482	–	482	–	–	–	–	482
Deferred tax assets	N/A	N/A	3,457	–	3,457	(22)	–	–	649	4,084
Retirement benefit assets	N/A	N/A	966	–	966	–	–	–	–	966
Prepayments, accrued income and other assets	Amortised cost	Amortised cost	2,389	(2,389)	–	–	–	–	–	–
Other assets	Amortised cost	Amortised cost	–	4,542	4,542	89	–	31	(1)	4,661
Assets included in disposal groups classified as held for sale	N/A	N/A	1,193	–	1,193	–	–	–	–	1,193
Total assets			1,133,248	–	1,133,248	67	–	(15)	(1,859)	1,131,441

Note

a	Comprised of mandatory fair value assets of £130.2bn and designated fair value assets of £10.0bn.

298 Barclays PLC 2018 Annual Report on Form 20-F

42 Transition disclosures continued

			As at 31 December 2017		As at 31 December 2017					As at 1 January 2018
Liabilities	IAS 39 measurement category	IFRS 9 measurement category	Published IAS 39 carrying amount £m	Balance sheet present- ation changes £m	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 present- ation change £m	IFRS 9 classification and measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Deposits from banks	Amortised cost	Amortised cost	37,723	(37,723)	–	–	–	–	–	–
Deposits at amortised cost	Amortised cost	Amortised cost	–	398,701	398,701	–	–	(18,860)	–	379,841
Items in the course of collection	Amortised	Amortised
due to other banks	cost	cost	446	(446)	–	–	–	–	–	–
Customer accounts	Amortised cost	Amortised cost	429,121	(429,121)	–	–	–	–	–	–
Cash collateral and settlement	Amortised	Amortised
balances	cost	cost	–	68,143	68,143	–	–	(2,218)	–	65,925
Repurchase agreements and other	Amortised	Amortised
similar secured borrowing	cost	cost	40,338	–	40,338	–	–	(25,285)	–	15,053
Debt securities in issue	Amortised	Amortised
	cost	cost	73,314	–	73,314	–	–	–	–	73,314
Subordinated liabilities	Amortised	Amortised
	cost	cost	23,826	–	23,826	–	–	–	–	23,826
Trading portfolio liabilities	FVTPL	FVTPL	37,351	–	37,351	–	–	–	–	37,351
Financial liabilities designated at fair value	FVTPL	FVTPL	173,718	–	173,718	–	–	46,365	–	220,083
Derivative financial instruments	FVTPL	FVTPL	238,345	–	238,345	–	–	–	–	238,345
Current tax liabilities	N/A	N/A	586	–	586	–	–	–	–	586
Deferred tax liabilities	N/A	N/A	44	–	44	–	–	–	–	44
Retirement benefit liabilities	N/A	N/A	312	–	312	–	–	–	–	312
Accruals, deferred income and	Amortised	Amortised
other liabilities	cost	cost	8,565	(8,565)	–	–	–	–	–	–
Other liabilities	Amortised	Amortised
	cost	cost	–	9,011	9,011	–	–	–	–	9,011
Provisions	N/A	N/A	3,543	–	3,543	–	–	–	341	3,884
Total liabilities			1,067,232	–	1,067,232	–	–	2	341	1,067,575

Equity
Called up share capital and share premium	N/A	N/A	22,045	–	22,045	–	–	–	–	22,045
Other reserves	N/A	N/A	5,383	–	5,383	–	–	(139)	3	5,247
Retained earnings	N/A	N/A	27,536	–	27,536	67	–	122	(2,203)	25,522
Other equity instruments	N/A	N/A	8,941	–	8,941	–	–	–	–	8,941
Total equity excluding non-controlling interests	N/A	N/A	63,905	–	63,905	67	–	(17)	(2,200)	61,755
Non-controlling interests	N/A	N/A	2,111	–	2,111	–	–	–	–	2,111
Total equity			66,016	–	66,016	67	–	(17)	(2,200)	63,866

Total liabilities and equity			1,133,248	–	1,133,248	67	–	(15)	(1,859)	1,131,441

Balance sheet and IFRS 9 presentation changes

The following voluntary changes in presentation have been made as a result of the review of accounting presentation following the adoption of

IFRS 9, and is expected to provide more relevant information to the users of the financial statements. These presentational changes have no effect on the measurement of these items and therefore had no impact on retained earnings or profit for any period. The effect of these presentational changes on transition are noted below:

◾

‘Items in the course of collection from other banks’ and ‘prepayments, accrued income and other assets’ are reported in ‘other assets’. Equally, ‘items in the course of collection due to other banks’ and ‘accruals, deferred income and other liabilities’ are reported in ‘other liabilities’

◾	‘Loans and advances to banks’ and ‘loans and advances to customers’ have been disaggregated and are now reported in ‘loans and advances at amortised cost’ and ‘cash collateral and settlement balances’

◾	‘Deposits from banks’ and ‘customer accounts’ have been disaggregated and are now reported in ‘deposits at amortised cost’ and ‘cash collateral and settlement balances’

◾	‘Financial assets designated at fair value’ are now reported within ‘financial assets at fair value through the income statement’

◾	The majority of available for sale assets which were previously reported in ‘financial investments’ are now reported in ‘financial assets at fair value through other comprehensive income’

◾	Held to maturity assets which were previously reported in ‘financial investments’ are now reported in ‘loans and advances at amortised cost’.

Barclays PLC 2018 Annual Report on Form 20-F 299

Notes to the financial statements

Other disclosure matters

42 Transition disclosures continued

IFRS 15 impact

On adoption of IFRS 15, Barclays Group changed its accounting treatment in relation to certain costs incurred in obtaining contracts with credit card customers. The costs of acquiring such contracts had previously been recognised as operating expenses when they were incurred. The adoption of IFRS 15 has resulted in the costs being capitalised as a cost to obtain an asset and recognised within ‘other assets’ on the balance sheet. The asset will be amortised over the expected life of the customer relationship, with the corresponding expense recognised in the income statement. The cumulative effect of the change as of 1 January 2018 was an increase to retained earnings of £67m and the recognition of an asset of £89m. There were no other material changes to fee recognition from the adoption of IFRS 15.

IFRS 9 classification and measurement

This column represents the changes to the balance sheet from classification and measurement. The net effect is a decrease in shareholders’ equity of £17m, with no significant offsetting movements. The classification changes include the transfer of certain Barclays International Prime Services and Equities business positions from an amortised cost to a fair value approach.

There are no other changes in measurement category.

IFRS 9 impairment change

Additional impairment from the adoption of IFRS 9 is shown in the impairment change column. The increase in impairment results in the recognition of a deferred tax asset. The post-tax impact is a reduction in shareholders’ equity of £2.2bn. Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

Impact of IFRS 9 per financial statement line

The narrative below provides further granularity on the impact of changes to the balance sheet from the transition to IFRS 9 and IFRS 15 on

Barclays PLC’s balance sheet as presented in the tables on pages 300 to 304. The analysis shows transfers between balance sheet lines arising from reclassification and any associated remeasurement, and the impact of increased impairment. Further details are provided for balance sheet lines with multiple impacts.

Assets

Cash collateral and settlement balances – measured on an amortised cost basis

Transfer out: Balances of £2,389m are reclassified to ‘Financial assets at fair value through the income statement’ as a result of the assessment of the business model. Balances are reclassified from amortised cost to fair value through profit and loss as the business model is classified as ‘Other’ rather than ‘Hold to Collect’ as the portfolio is risk managed on a fair value basis.

Expected credit losses have decreased the balances by £5m.

Loans and advances at amortised cost

Transfer in: Held to maturity assets of £5,109m which were previously reported in ‘Financial Investments’ are reported in this balance sheet line. ‘Financial investments’ (available for sale) balances of £653m, ‘Financial assets designated at fair value’ balances of £485m, and ‘Trading portfolio assets’ of £73m are reclassified to this balance sheet line following the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test. There has been a remeasurement impact of £29m due to reclassification to an amortised cost line from ‘Financial assets designated at fair value’.

Transfer out: Balances of £9,279m are reclassified to ‘Financial assets mandatory at fair value’, balances of £478m moved to ‘Trading portfolio assets’, and balances of £15m reclassified to ‘Financial assets designated at fair value’ as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect’. The balances are subsequently measured on a fair value basis rather than amortised cost. In addition, balances of £936m are reclassified to ‘Financial assets at fair value through other comprehensive income’ as a result of the assessment of the business model which is classified as ‘Hold to Collect and Sell’ and meets the SPPI test.

Expected credit losses have decreased the balance by £2,502m.

	As at 31 December 2017						As at 1 January 2018
	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 presentation changes £m	IFRS 9 classification £m	IFRS 9 measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Loans and advances at amortised cost
Opening balance	324,048						324,048
Transfer in:
– From financial investments (held to maturity)	–	–	5,109	–	–	–	5,109
– From financial investments (available for sale)	–	–	–	653	–	–	653
– From financial assets designated at fair value	–	–	–	485	29	–	514
– From trading portfolio assets	–	–	–	73	–	–	73
Transfer out:					–
– To financial assets mandatory at fair value	–	–	–	(9,279)	–	–	(9,279)
– To financial assets at fair value through other comprehensive income	–	–	–	(936)	–	–	(936)
– To trading portfolio assets	–	–	–	(478)	–	–	(478)
– To financial assets designated at fair value	–	–	–	(15)	–	–	(15)
Increase in expected credit losses	–	–	–	–	–	(2,502)	(2,502)
Total loans and advances at amortised cost	324,048	–	5,109	(9,497)	29	(2,502)	317,188

300 Barclays PLC 2018 Annual Report on Form 20-F

42 Transition disclosures continued

Reverse repurchase agreements and other similar secured lending – measured on an amortised cost basis

Transfer out: Balances of £11,949m are reclassified to ‘Financial assets at fair value through the income statement’ as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect’. The balances are subsequently measured on a fair value basis rather than amortised cost.

Trading portfolio assets – measured on a fair value basis

Transfer in: Balances from ‘Loans and advances at amortised cost’ of £478m, ‘Financial Investments’ of £10m, and ‘Financial assets mandatory at fair value’ of £9m are reclassified to this balance sheet line as a result of the assessment of the business model in accordance with IFRS 9. There has been a remeasurement impact of £11m due to reclassification from an amortised cost basis.

Transfer out: Balances of £73m are reclassified to ‘Loans and advances at amortised cost’ as a result of the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test.

Financial assets at fair value through the income statement

Balances of £105,844m are moved to ‘Financial assets mandatory at fair value’ for presentational purposes and in accordance with IFRS 9.

Transfer in: Balances of £15m from ‘Loans and advances at amortised cost’ are elected to ‘Financial assets designated at fair value’. ‘Reverse repurchase agreements and other similar secured lending’ balances of £11,949m, ‘Loans and advances at amortised cost’ balances of £9,279m and ‘Cash collateral and settlement balances’ of £2,389m are reclassified to this balance sheet line as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect’. The balances are subsequently measured on a fair value basis rather than amortised cost. There has been a remeasurement impact of £14m due to reclassification from an amortised cost basis. Balances of £838m are reclassified from ‘Financial investments (available for sale)’ as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect and Sell’. The balances are subsequently measured on a fair value basis rather than amortised cost.

Transfer out: Balances of £485m are reclassified to ‘Loans and advances at amortised cost’ as a result of the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test. In addition, balances of £31m and £9m are reclassified to ‘Other assets’ and ‘Trading portfolio assets’ as a result of the assessment of the business model in accordance with IFRS 9.

	As at 31 December 2017						As at 1 January 2018
	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 presentation changes £m	IFRS 9 classification £m	IFRS 9 measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Financial assets at fair value through the income statement
Financial assets designated at fair value
Opening balance	116,281						116,281
Transfer in:
– From loans and advances at amortised cost	–	–	–	15	–	–	15
Transfer out:
– To financial assets mandatory at fair value	–	–	(105,844)	–	–	–	(105,844)
– To loans and advances at amortised cost	–	–	–	(485)	–	–	(485)
Financial assets mandatory at fair value
Transfer in:
– From financial assets designated at fair value	–	–	105,844	–	–	–	105,844
– From reverse repurchase agreements	–	–	–	11,949	–	–	11,949
– From loans and advances at amortised cost	–	–	–	9,279	(14)	–	9,265
– From cash collateral and settlement balances	–	–	–	2,389	–	–	2,389
– From financial investments (available for sale)	–	–	–	838	–	–	838
Transfer out:
– To other assets	–	–	–	(31)	–	–	(31)
– To trading portfolio assets	–	–	–	(9)	–	–	(9)
Total financial assets at fair value through the income statement	116,281	–	–	23,944	(14)	–	140,211

Financial investments

Transfer out: The Barclays Group has elected to apply the fair value through other comprehensive income option under IFRS 9 for the value of £52,305m with balances moving to ‘Financial assets at fair value through other comprehensive income’. Balances of £838m are reclassified to ‘Financial assets at fair value through the income statement’ and balances of £10m reclassified to ‘Trading portfolio assets’ as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect’. Balances of £653m are reclassified to ‘Loans and advances at amortised cost’ as a result of the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test.

Barclays PLC 2018 Annual Report on Form 20-F 301

Notes to the financial statements

Other disclosure matters

42 Transition disclosures continued

From a presentational basis, Held to maturity assets of £5,109m are now reported in ‘Loans and advances at amortised cost’.

	As at 31 December 2017						As at 1 January 2018
	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 presentation changes £m	IFRS 9 classification £m	IFRS 9 measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Financial investments
Available for sale (measured at fair value)
Opening balance	53,807						53,807
Transfer out:
– To financial assets at fair value through other comprehensive income	–	–	(52,305)	–	–	–	(52,305)
– To other financial assets at fair value through the income statement	–	–	–	(838)	–	–	(838)
– To trading portfolio assets	–	–	–	(10)	–	–	(10)
– To loans and advances at amortised cost	–	–	–	(653)	–	–	(653)
Held to maturity (measured at amortised cost)
Opening balance	5,109						5,109
Transfer out:
– To loans and advances at amortised cost	–	–	(5,109)	–	–	–	(5,109)
Total financial investments	58,916	–	(57,414)	(1,501)	–	–	–

Financial assets at fair value through other comprehensive income

Transfer in: As above, Barclays has applied the fair value through other comprehensive income option under IFRS 9 for the value of £52,305m. Balances of £936m are reclassified from ‘Loans and advances at amortised cost’ as a result of the assessment of the business model which is classified as ‘Hold to Collect and Sell’ and meets the SPPI test.

Investments in associates and joint ventures

The adoption of IFRS 9 on associates and joint ventures results in a lower Barclays Group share of profit and loss, thereby decreasing the investment by £19m.

Deferred tax assets

The balance has increased by £627m due to the tax impact of expected credit losses of £649m, offset by £22m due to the impact of IFRS 15.

Other assets

Transfer in: Balances of £31m reclassified from ‘Financial assets at fair value through the income statement’ as a result of the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test.

In addition, the balance increased by £89m due to the impact of IFRS 15.

Expected credit losses have decreased the balance by £1m.

Liabilities

Deposits at amortised cost

Transfer out: Balances of £18,860m are reclassified to ‘Financial liabilities designated at fair value’ as a result of trades that are linked to assets for accounting symmetry.

Cash collateral and settlement balances – measured on an amortised cost basis

Transfer out: Balances of £2,218m are reclassified to ‘Financial liabilities designated at fair value’ as a result of trades that are linked to assets for accounting symmetry.

Repurchase agreements and other similar secured borrowing – measured on an amortised cost basis

Transfer out: Balances of £25,285m are reclassified to ‘Financial liabilities designated at fair value’ as a result of trades that are linked to assets for accounting symmetry.

Financial liabilities designated at fair value

Transfer in: ‘Repurchase agreements and other similar secured borrowing’ balances of £25,285m, ‘Deposits at amortised cost’ balances of £18,860m, and ‘Cash collateral and settlement balances’ of £2,218m reclassified to this balance sheet line as a result of trades that are linked to assets for accounting symmetry. There has been a remeasurement impact of £2m due to reclassification from ‘Repurchase agreements and other similar secured borrowing’ on an amortised cost basis.

302 Barclays PLC 2018 Annual Report on Form 20-F

42 Transition disclosures continued

	As at						As at
	31 December						1 January
	2017						2018
	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 presentation changes £m	IFRS 9 classification £m	IFRS 9 measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Financial liabilities designated at fair value
Opening balance	173,718						173,718
Transfers in:
– From repurchase agreements and other similar secured borrowing	–	–	–	25,285	2	–	25,287
– From deposits at amortised cost	–	–	–	18,860	–	–	18,860
– From cash collateral and settlement balances	–	–	–	2,218	–	–	2,218
Total financial liabilities designated at fair value	173,718	–	–	46,363	2	–	220,083

Provisions

The balance has increased by £341m due to expected credit losses on off balance sheet provisions.

Equity

The adoption of IFRS 9 results in a credit moving from the Fair value through other comprehensive income reserve (formerly available for sale reserve) to Retained earnings to reflect the cumulative impairment recognised in profit or loss in accordance with IFRS 9 (net of impairment losses previously recognised in profit or loss under IAS 39). The amount transferred from ‘Other reserves’ to ‘Retained earnings’ was £139m. In addition, a £3m increase relates to expected credit losses on ‘Fair value through other comprehensive income’. The cumulative remeasurement due to reclassification was £17m. The cumulative expected credit losses (post-tax) recognised in ‘Retained earnings’ was £2,203m.

In addition, the balance increased by £67m due to the impact of IFRS 15.

	As at						As at
	31 December						1 January
	2017						2018
	Revised IAS 39		IFRS 9			IFRS 9	IFRS 9
	carrying	IFRS 15	presentation	IFRS 9	IFRS 9	impairment	carrying
	amount	impact	changes	classification	measurement	change	amount
	£m	£m	£m	£m	£m	£m	£m
Other reserves
Opening balance	5,383						5,383
Transfers out:
– To retained earnings	–	–	–	(139)	–	–	(139)
Increase in expected credit losses	–	–	–	–	–	3	3
Total other reserves	5,383	–	–	(139)	–	3	5,247

	As at						As at
	31 December						1 January
	2017						2018
	Revised IAS 39		IFRS 9			IFRS 9	IFRS 9
	carrying	IFRS 15	presentation	IFRS 9	IFRS 9	impairment	carrying
	amount	impact	changes	classification	measurement	change	amount
	£m	£m	£m	£m	£m	£m	£m
Retained earnings
Opening balance	27,536						27,536
Increases/(decreases):
From other reserves	–	–	–	139	–	–	139
Remeasurement due to reclassifications	–	–	–	(17)	–	–	(17)
Increases due to IFRS 15	–	67	–	–	–	–	67
Impairment (after tax)	–	–	–	–	–	(2,203)	(2,203)
Total retained earnings	27,536	67	–	122	–	(2,203)	25,522

Reclassification to amortised cost

The following table shows the effects of the reclassification of financial assets and financial liabilities from IAS 39 categories into the amortised cost category under IFRS 9. The table shows the fair value gains or losses that would have been recognised had these balances not been reclassified to amortised cost.

Barclays PLC 2018 Annual Report on Form 20-F 303

Notes to the financial statements

Other disclosure matters

42 Transition disclosures continued

As at 31 December 2018	Total £m
From available for sale financial assets under IAS 39
Fair value as at 31 December 2018	490
Fair value loss that would have been recognised for the year ended 31 December 2018 in other comprehensive income if the financial assets had not been reclassified	(1)
From financial assets at fair value through the income statement under IAS 39
Fair value as at 31 December 2018	489
Fair value gain that would have been recognised for the year ended 31 December 2018 in profit or loss if the financial assets had not been reclassified	4
Effective interest rate determined on the date of initial application	1.81%
Interest income recognised for the year ended 31 December 2018	9

◾

The balance as at 31 December 2018 of £490m reflects a decrease since transition due to disposals of assets of £162m during the year and a fair value decrease of £1m (1 January 2018: £653m). The majority of the balance is related to the Municipals portfolio that contains highly rated floating rate bonds measured at par with no fair value impact. The fair value loss that would have been recognised is £1m related to collateralised mortgage obligations.

◾	The balance as at 31 December 2018 of £489m is mainly related to the ESHLA portfolio. The fair value gain that would have been recognised for the period was £4m (1 January 2018: £485).

43 Barclays PLC (the Parent company)

Total income

Dividends received from subsidiaries

Dividends received from subsidiaries of £15,360m (2017: £674m, 2016: £621m) primarily includes a dividend in specie, representing the transfer of the holding in Barclays Bank UK PLC from Barclays Bank PLC to Barclays PLC, as well as ordinary dividends from subsidiaries.

Other income

Other income of £923m (2017: £690m, 2016: £334m) includes £752m (2017: £639m, 2016: £457m) of income received from gross coupon payments on Barclays Bank PLC and Barclays Bank UK PLC issued AT1 securities.

Non-current assets and liabilities

Investment in subsidiaries

The investment in subsidiaries of £57,374m (2017: £39,354m) predominantly relates to investments made into Barclays Bank PLC and Barclays Bank UK PLC. This further includes investments in AT1 securities of £9,666m (2017: £8,986m). The increase of £18,020m during the year was predominantly driven by the £14,025m holding in Barclays Bank UK PLC, capital contributions into Barclays Bank PLC totalling £3,046m and a net increase in AT1 securities of £680m.

Subordinated liabilities and debt securities in issue

During the period, Barclays PLC issued $7,000m of Fixed and Floating Rate Senior Notes, €1,805m Fixed Rate Senior Notes, £1,500m Fixed Rate Senior Notes, ¥147,600m Fixed Rate Bonds, AUD 600m Fixed and Floating Rate Senior Debt and CHF175m Fixed Rate Senior Debt within the debt securities in issue balance of £32,373m (2017: £22,110m). Barclays PLC did not issue any subordinated liabilities in the period.

Financial assets at fair value through the income statement

The financial assets at fair value through the income statement relate to loans made to subsidiaries of the Barclays Group. These include a feature that allows for the loan to be written down in whole or in part by the borrower only in the event that the liabilities of the subsidiary would otherwise exceed its assets. Following the implementation of IFRS 9 on 1 January 2018, loans that were treated as available for sale assets were reclassified as financial assets held at fair value through the income statement.

Derivative financial instruments

The derivative financial instrument of £168m (2017: £161m) held by the Parent company represents Barclays PLC’s right to receive a Capital Note for no additional consideration, in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7% at which point the notes are automatically assigned by the holders to Barclays PLC.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in its subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Barclays Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC). In June 2018 the Bank of England published its updated statement of policy on “The Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL)”. Accordingly, during the course of December 2018, Barclays restructured certain investments in subsidiaries, including subordinating internal MREL instruments beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which are in effect from 1 January 2019.

Total equity

Called up share capital and share premium of Barclays PLC was £4,311m (2017: £22,045m). Other equity instruments of £9,633m (2017: £8,943m) comprises AT1 securities. For further details, refer to Note 29.

Share premium

On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17,873m credited to retained earnings.

Other reserves

As a result of the adoption of IFRS 9 on 1 January 2018, the available for sale reserve of £86m has been transferred to retained earnings.

Retained earnings

Following the capital reorganisation and receipt of a dividend in specie from Barclays Bank PLC representing its holding in Barclays Bank UK PLC, retained earnings have increased from £7,737m to £39,842m in the period.

304 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

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

(vi)The Board may appoint any Director to any executive position or employment in the Company on such terms as they determine.

Barclays PLC 2018 Annual Report on Form 20-F 305

Additional information

(vii)The Company may by ordinary resolution remove a Director before the expiry of his/her period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may by ordinary resolution appoint another person who is willing to act to be a Director in his/her place.

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

306 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

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

Barclays PLC 2018 Annual Report on Form 20-F 307

Additional information

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

308 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

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

Officers of the Group		Date of Appointment as Officer
Ashok Vaswani	Chief Executive Officer, Barclays UK	2012
Bob Hoyt	Group General Counsel	2013
Tushar Morzaria	Group Finance Director	2013
James E Staley	Group Chief Executive Officer	2015
Tristram Roberts	Group Human Resources Director	2015
Paul Compton	Group Chief Operating Officer	2016
C S Venkatakrishnan	Group Chief Risk Officer	2016
Tim Throsby	Chief Executive Officer, Barclays International	2017
Stephen Shapiro	Company Secretary	2017
Laura Padovani	Group Chief Compliance Officer	2017

Barclays PLC 2018 Annual Report on Form 20-F 309

Additional information

Dividends on the ordinary shares of Barclays PLC

The dividends declared for each of the last five years were:

Pence per 25p ordinary share

	2018	2017	2016	2015	2014

Half year	2.50	1.00	1.00	3.00	3.00

Full year	4.00	2.00	2.00	3.50	3.50

Total	6.50	3.00	3.00	6.50	6.50

US Dollars per 25p ordinary share

	2018	2017	2016	2015	2014

Half year	0.03	0.01	0.01	0.05	0.05

Full year	0.05	0.02	0.02	0.05	0.05

Total	0.08	0.03	0.03	0.10	0.10

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:
US Dollars per American Depositary Share

	2018	2017	2016	2015	2014

Half year	0.13	0.05	0.05	0.18	0.18

Full year	0.21	0.10	0.10	0.20	0.22

Total	0.34	0.15	0.15	0.38	0.40

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

Trading market for ordinary shares of Barclays PLC

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2018 17,132,806,284 ordinary shares were in issue.

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

There were 461 ADR holders and 1,640 recorded holders of ordinary shares with US addresses at 31 December 2018, whose shareholdings represented approximately 4.29% of total outstanding ordinary shares on that date. Since a certain number of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

310 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Shareholdings at 31 December 2018[a]
	Number of shareholders	Percentage of holders	Shares held	Percentage of capital
Classification of shareholders

Personal Holders	243,169	97.39%	420,035,551	2.45%

Banks and Nominees	2,529	1.02%	14,950,398,238	87.26%

Other Companies	3,978	1.59%	1,762,366,845	10.29%

Insurance Companies	1	0.00%	208	0.00%

Pension Funds	4	0.00%	5,442	0.00%
Total	249,681	100.00%	17,132,806,284	100.00%
Shareholding range

1 - 100	17,199	6.68%	635,426	0.00%

101 - 250	52,139	20.89%	10,607,176	0.06%

251 - 500	68,473	27.43%	23,932,140	0.14%

501 - 1,000	39,907	15.98%	28,216,955	0.16%

1,001 - 5,000	50,942	20.40%	112,827,747	0.66%

5,001 - 10,000	11,096	4.44%	77,897,801	0.45%

10,001 - 25,000	6,644	2.66%	100,383,101	0.59%

25,001 - 50,000	1,556	0.62%	52,951,616	0.31%

50,001 and over	1,805	0.72%	16,725,354,322	97.63%
Total	249,681	100.00%	17,132,806,284	100.00%
United States Holdings	1,640	0.31%	3,976,699	0.02%

Note

a These figures do not include Barclays Sharestore members.

Barclays PLC 2018 Annual Report on Form 20-F 311

Additional information

Taxation of UK holders

The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Ordinary Shares of Barclays PLC or ADSs representing such Ordinary Shares (the ‘Shares’).

It is based on the current laws of England and Wales, UK tax law and the practice of Her Majesty’s Revenue and Customs (‘HMRC’), each of which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, this summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them.

The statements are not addressed to: (i) shareholders who own (or are deemed to own) 10 per cent. or more of the voting power of Barclays PLC; (ii) shareholders who hold Shares as part of hedging transactions; (iii) investors who have (or are deemed to have) acquired their Shares by virtue of an office or employment; and (iv) shareholders who hold Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment, or otherwise). It does not discuss the tax treatment of classes of shareholder subject to special rules, such as dealers in securities.

Persons who are in any doubt as to their tax position should consult their professional advisers. Persons who may be liable to taxation in jurisdictions other than the UK in respect of their acquisition, holding or disposal of Shares are particularly advised to consult their professional advisers as to whether they are so liable.

(i) Taxation of dividends

In accordance with UK law, Barclays PLC pays dividends on the Shares without any deduction or withholding for or on account of any taxes imposed by the UK government or any UK taxing authority.

The total dividends (including any dividends paid by Barclays PLC) paid to a UK resident individual shareholder in a tax year (the ‘Total Dividend Income’) will generally form part of that shareholder’s total income for UK income tax purposes, and will be subject to UK income tax at the rates discussed below.

For dividends paid on or after 6 April 2016, the rate of UK income tax applicable to the Total Dividend Income will depend on the amount of the Total Dividend Income and the UK income tax band(s) that the Total Dividend Income falls within when included as part of the shareholder’s total income for UK income tax purposes for that tax year.

For the tax year from 6 April 2018 to 5 April 2019 (inclusive), a nil rate of UK income tax applies to the first £2,000 of Total Dividend Income received by an individual shareholder in that tax year (the ‘Nil Rate Amount’). For the 2016-2017 and 2017-2018 tax years, the Nil Rate Amount was £5,000.

Where the Total Dividend Income received by an individual shareholder in a tax year exceeds the relevant Nil Rate Amount for that tax year, the excess amount (the ‘Remaining Dividend Income’) will be subject to UK income tax at the following rates:

(a)	at the rate of 7.5% on any portion of the Remaining Dividend Income that falls within the basic tax band;

(b)	at the rate of 32.5% on any portion of the Remaining Dividend Income that falls within the higher tax band; and

(c)	at the rate of 38.1% on any portion of the Remaining Dividend Income that falls within the additional tax band.

312 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

In determining the tax band, the Remaining Dividend Income falls within for a tax year, the individual shareholder’s Total Dividend Income for the tax year in question (including the portion comprising the Nil Rate Amount) will be treated as the top slice of the shareholder’s total income for UK income tax purposes.

Subject to special rules for small companies, UK resident shareholders within the charge to UK corporation tax will be subject to UK corporation tax on the dividends paid on the Shares unless the dividend falls within an exempt class and certain conditions are met.

(ii) Taxation of shares under the Scrip Dividend Programme

Where a shareholder elects to purchase shares using their cash dividend as part of the Scrip Dividend Programme, such shareholders will generally be liable for UK income tax or corporation tax (as the case may be) on dividends reinvested in the Scrip Dividend Programme on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their UK tax return in the normal way.

(iii) Taxation of capital gains

The disposal of Shares may, depending on the shareholder’s circumstances, give rise to a liability to UK tax on chargeable capital gains.

Where Shares are sold, a liability to UK tax may result if the proceeds from that sale exceed the sum of the base cost of the Shares sold and any other allowable deductions such as share dealing costs and, in certain circumstances, indexation relief (discussed further below). To arrive at the total base cost of any Barclays PLC shares held, in appropriate cases the amount subscribed for rights taken up in 1985, 1988 and 2013 must be added to the cost of all such shares held. For this purpose, current legislation permits the market valuation at 31 March 1982 to be substituted for the original cost of shares purchased before that date. Shareholders other than those within the charge to UK corporation tax should note that, following the Finance Act 2008, no indexation allowance will be available. Following the Finance Act 2018, Shareholders within the charge to UK corporation tax may be eligible for indexation allowance for the period of ownership of their Shares up to December 2017, but no indexation allowance will be available in respect of the period of ownership starting on or after 1 January 2018.

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

(iv) Stamp duty and stamp duty reserve tax

Dealings in Shares will generally be subject to UK stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section ‘Taxation of US holders – (vi) UK stamp duty and stamp duty reserve tax’). The transfer on sale of Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer. An unconditional agreement to transfer Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.

Paperless transfers of Shares within CREST are liable to stamp duty reserve tax rather than stamp duty.

Stamp duty reserve tax on transactions settled within the CREST system or reported through it for regulatory purposes will be collected by CREST.

Special rules apply to certain categories of person, including intermediaries, market makers, brokers, dealers and persons connected with depositary arrangements and clearance services.

Barclays PLC 2018 Annual Report on Form 20-F 313

Additional information

(v) Inheritance tax

An individual may be liable to inheritance tax on the transfer of Shares. Where an individual is so liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Taxation of US holders

The following is a summary of the principal US federal income tax consequences and certain UK tax consequences for US holders (as defined below) of Ordinary Shares of Barclays PLC or ADSs representing such Ordinary Shares, who own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US or UK tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organisations, (iv) life insurance companies, (v) holders that actually or constructively own 10 per cent or more of the stock of Barclays PLC measured either by voting power or value, (vi) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, (vii) holders that purchase or sell shares or ADSs as part of a wash sale, (viii) holders whose functional currency is not the US dollar, or (ix) holders who are resident, or (in the case of individuals) ordinarily resident, or who are carrying on a trade, in the UK. The summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

For the purposes of the Treaty, the Estate and Gift Tax Convention, and the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying Ordinary. Generally, exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK capital gains tax.

(i) Taxation of dividends

Subject to the PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes).

Dividends paid by Barclays PLC with respect to the Ordinary Shares or ADSs will generally be qualified dividend income. Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxable to the holder at preferential rates, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets certain other holding period requirements. A US holder will not be subject to UK withholding tax. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to a US holder.

314 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

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

Distributions in excess of current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because Barclays PLC does not currently maintain calculations of earnings and profits for US federal income tax purposes, it is expected that distributions with respect to the shares and ADSs will generally be reported to US holders as dividends.

(ii) Taxation of capital gains

Subject to the PFIC rules discussed below, generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of Ordinary Shares or ADSs. Generally, a US holder will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount realised and a US holder’s tax basis, determined in US Dollars, in its shares or ADSs. Capital gain of a noncorporate US holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

(iii) Taxation of premium on purchase of shares

No refund of tax will be available under the Treaty in respect of any premium paid on a a purchase of Ordinary Shares by Barclays PLC. For US tax purposes, premium generally will be treated as an additional amount realised in respect of the sale. A purchase of the Ordinary Shares by Barclays PLC will be treated for US federal income tax purposes as a sale of the Ordinary Shares that is taxable as described above under “—Taxation of capital gains”, if: (i) as is likely in most cases, the purchase is “not essentially equivalent to a dividend”; (ii) the ratio which the Ordinary Shares owned (actually or constructively) by the US holder immediately after the redemption bears to all of the Ordinary Shares of Barclays PLC at such time is less than 80% of the ratio which the Ordinary Shares owned (actually or constructively) by the US holder immediately before the redemption bears to all the Ordinary Shares of Barclays PLC at such time; or (iii) the US holder does not hold any actual or constructive interest that is classified as equity of Barclays PLC subsequent to the purchase. If none of these tests are satisfied, then a payment for the purchase of the Ordinary Shares will generally be treated as a distribution subject to the tax treatment described above under “—Taxation of dividends”.

(iv) Taxation of passive foreign investment companies (PFICs)

Barclays PLC believes that its shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Barclays PLC were to be treated as a PFIC, then the gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to its shares or ADSs, such gain and certain ‘excess distributions’ would be treated as having been realised ratably over a US holder’s holding period for the shares or ADSs and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

With certain exceptions, a US holder’s shares or ADSs will be treated as stock in a PFIC if Barclays PLC was a PFIC at any time during such holder’s holding period in its shares or ADSs. Dividends that a US holder receives will not be eligible for the special tax rates applicable to qualified dividend income if Barclays PLC is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Barclays PLC 2018 Annual Report on Form 20-F 315

Additional information

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

FATCA Risk Factor

In certain circumstances, shares or ADSs may be subject to US “passthru” withholding tax starting on the date that is two years after the date on which final regulations defining this concept are adopted in the US. The US has enacted rules, commonly referred to as ‘FATCA’, that generally impose a new reporting and withholding regime with respect to certain US source payments (including dividends and interest) and certain payments made by, and financial accounts held with, entities that are classified as financial institutions under FATCA. The US has entered into an intergovernmental agreement regarding the implementation of FATCA with the UK (the “UK IGA”). Under the UK IGA, as currently drafted, it is not expected that Barclays PLC will be required to withhold tax under FATCA on payments made with respect to the shares or ADSs. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the shares or ADS in the future. Investors should consult their own tax advisers regarding the potential impact of FATCA.

The Barclays Group has registered with the Internal Revenue Service (‘IRS’) for FATCA. The Global Intermediary Identification Number (GIIN) for the Bank in the United Kingdom is E1QAZN.00001.ME.826 and it is a Reporting Model 1 FFI. The GIINs for other parts of the Barclays Group or Barclays branches outside of the UK may be obtained from your usual Barclays contact on request. The IRS list of registered Foreign Financial Institutions is publicly available at https://apps.irs.gov/app/fatcaFfList/flu.jsf.

Exchange controls and other limitations affecting security holders

Other than certain economic sanctions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of Barclays PLC, or (subject to the effect of any such economic sanctions) under current UK laws, which relate only to non-residents of the UK, and which limit the right of such non-residents to hold Barclays securities or, when entitled to vote, to do so.

Documents on display

It is possible to read and copy documents that have been filed by Barclays PLC with the US Securities and Exchange Commission via commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

316 Barclays PLC 2018 Annual Report on Form 20-F

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

– Cable, telex and facsimile transmission/delivery

– Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares

– Any other charge payable by ADR depositary or its agents

Note

a	The fee in relation to the distribution of cash dividends was $0.006302 per ADS in respect of dividends paid in the year ended 31 December 2018.

Barclays PLC 2018 Annual Report on Form 20-F 317

Additional information

Fees and payments made by the ADR depositary to Barclays

The ADR depositary has agreed to provide Barclays with an amount based on the cash dividend, issuance and cancellations fees charged during each twelve-month period for expenses incurred by Barclays in connection with the ADS program. Barclays is entitled to $1,114,603 for the year ended 31 December 2018, though such amount has not yet been paid to Barclays by the ADR depositary.

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

318 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

External auditor objectivity and independence: non-audit services

Our policy on the provision of services by the Barclays Group’s statutory Auditor (the ‘Policy’) sets out the circumstances in which the auditor may be permitted to undertake non-audit work for the Barclays Group.

The Board Audit Committee oversees compliance with the Policy and considers and, if appropriate, approves requests to use the Auditor for non-audit work. Allowable services are pre-approved up to but not including £100,000. The Group Finance Director and the Company Secretary and their teams deal with day-to-day administration of the Policy, facilitating requests for approval.

Details of the services that are prohibited and allowed under the Policy are set out below:

Services that are prohibited include:

◾	bookkeeping;

◾	design and implementation of financial information systems;

◾	design or implementation of internal controls or risk management services related to financial information;

◾	*appraisal or valuation services;

◾	fairness opinions or contribution-in-kind reports;

◾	*actuarial services;

◾	internal audit;

◾	management and Human Resources functions;

◾	broker or dealer, investment advisor or investment banking services;

◾	legal, expert and certain *tax services or personal services to persons in a financial reporting role; and

◾	transaction-related and restructuring services.

*these may be permissible subject to compliance with certain requirements.

Allowable services that the Board Audit Committee considers for approval include:

◾	statutory audit and audit related services and regulatory non-audit services;

◾	other attest and assurance services;

◾	training, surveys and software;

◾	risk management and controls advice;

◾	transaction support;

◾	tax compliance services;

◾	business support and recoveries; and

◾	translation services.

Barclays PLC 2018 Annual Report on Form 20-F 319

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

320 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Major shareholders

Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the FCA’s Disclosure Guidance and Transparency Rules are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2018, the Company had been notified under Rule 5 of the Disclosure Guidance and Transparency Rules of the following holdings of voting rights in its shares:

2018
Person interested	Number of Barclays shares	% of total voting rights attaching to issued share capital[a]
The Capital Group Companies Inc[b]	1,172,090,125	6.84
Qatar Holding LLC[c]	1,017,455,690	5.94
Blackrock, Inc[d]	1,018,388,143	5.95
Sherborne Investors[e]	923,787,634	5.41
Norges Bank	514,068,594	3.00

Notes

a	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules.
b

The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts. On 14 February 2019, CG disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 277,002,140 ordinary shares of the Company as of 31 December 2018, representing 1.6% of that class of shares.

c	Qatar Holding LLC (QH) is wholly-owned by Qatar Investment Authority.
d

Total shown includes 8,879,783 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 4 February 2019, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC beneficial ownership of 1,119,810,169 ordinary shares of the Company as of 31 December 2018, representing 6.5% of that class of shares.

e

We understand from disclosures that the Sherborne Shares are held via three funds ultimately controlled by Edward Bramson and Stephen Welker in their capacity as managing directors of Sherborne Investors Management GP, LLC (Sherborne Management GP) and Sherborne Investors GP, LLC. Sherborne Management GP is the general partner of Sherborne Investors Management LP (Sherborne Investors) which is the investment manager to two of the funds, Whistle Investors LLC and Whistle Investors II LLC. Sherborne Investors Management (Guernsey) LLC, the investment manager to the third fund, SIGC, LP, is wholly owned by Sherborne Investors. On 8 February 2019, Sherborne Investors disclosed by way of a Schedule 13D filed with the SEC beneficial ownership of 943,949,089 ordinary shares of the Company as of 29 January 2019, representing approximately 5.5% of that class of shares. Such Schedule 13D also disclosed Edward Bramson and Stephen Welker as the ultimate deemed beneficial owners of the Sherborne Shares and that 505,086,254 of such shares were purchased through funded derivative transactions.

Between 31 December 2018 and 19 February 2019 (the latest practicable date for inclusion in this report), the Company was notified that Norges Bank now holds 509,562,903 Barclays shares, representing 2.97% of the total voting rights attached to the issued share capital and that Sherborne now holds 943,949,089 Barclays shares, representing approximately 5.5% of the total voting rights attached to the issued share capital.

As at 31 December 2017, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the following holdings of voting rights in its shares:

2017
Person interested	Number of Barclays shares	% of total voting rights attaching to issued share capital[a]
The Capital Group Companies Inc[b]	1,172,090,125	6.98
Qatar Holding LLC[c]	1,017,455,690	5.99
Blackrock, Inc[d]	1,010,054,871	5.92

Notes

a	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules.
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

As at 31 December 2016, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the following holdings of voting rights in its shares:

2016
Person interested	Number of Barclays shares	% of total voting rights attaching to issued share capital[a]
The Capital Group Companies Inc[b]	1,172,090,125	6.98
Qatar Holding LLC[c]	1,017,455,690	5.99
Blackrock, Inc[d]	922,509,972	5.45

Notes

a	The percentage of voting rights detailed above were as calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.
b	The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts.
c	Qatar Holding LLC is wholly-owned by Qatar Investment Authority.
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

Barclays PLC 2018 Annual Report on Form 20-F 321

Additional information

Disclosure controls and procedures

The Chief Executive, James E Staley, and the Group Finance Director, Tushar Morzaria, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures of each of Barclays PLC as at 31 December 2018, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

Board of Directors

John McFarlane, Chairman

John is Chairman of Barclays PLC. He is a senior figure in global banking and financial services circles having spent over 40 years in the sector and was recently awarded the Freedom of the City of London by Special Nomination for his outstanding achievements in the field of banking. John brings extensive experience in banking including investment, corporate and retail banking, as well as expertise in insurance, strategy, risk business transformation and cultural change.

John is currently Chairman of TheCityUK and a member of the Supervisory Board of Unibail-RodamcoWesfield SE and the Financial Services Trade and Investment Board. He is also non-executive director of Old Oak Holdings Limited. John was previously Chairman of Aviva plc where he oversaw a transformation of the company FirstGroup plc, and the Australian Bankers Association. He was also a non-executive director of The Royal Bank of Scotland, joining at the time of the UK government rescue. Prior to that he was Chief Executive Officer of Australia and New Zealand Banking Group Limited for 10 years, Group Executive Director of Standard Chartered plc and head of Citibank in the UK and Ireland. Other current external appointments include member of the European Financial Round Table, The International Monetary Conference, Cranfield School of Management Advisory Board, Institut International d’Etudes Bancaires and the President’s Committee Confederation of British Industry.

Jes Staley, Chief Executive, Executive Director

Jes Staley joined Barclays as Group Chief Executive on 1 December 2015. Jes has nearly four decades of extensive experience in banking and financial services. He worked for more than 30 years at JP Morgan, initially training as a commercial banker, later advancing to the leadership of major businesses involving equities, private banking and asset management, and ultimately heading the company’s Global Investment Bank. Jes is currently a Board member of the Institute of International Finance and Board member of the Bank Policy Institute. He was formerly a Managing Partner at BlueMountain Capital.

Sir Gerry Grimstone, Non-executive Director

Sir Gerry joined the Board as a non-executive Director in 2016 and is Chairman of Barclays Bank PLC. He is highly respected in the banking industry and brings to the Board immense investment banking, financial services and commercial experience both at non-executive director and chairman level. He is an independent non-executive board member of Deloitte NWE LLP where he represents the public interest, and is the Board advisor to the Abu Dhabi Commercial Bank and Chairman of the CityUK China Market Advisory Group. Within the UK public sector, he is the lead non-executive at the Ministry of Defence and is a member of HM Treasury’s Financial Services Trade and Investment Board. From 2012-2015, Gerry served as the chairman of TheCityUK, the representative body for the financial and professional services industry in the UK. Gerry has held a number of board appointments in the public and private sectors and has served as one of the UK’s Business Ambassadors. He was Chairman of Standard Life Aberdeen PLC between 2007-2018 and was previously a senior investment banker at Schroders and ran businesses in London, New York and Asia Pacific. He specialised in mergers and acquisitions and capital-raising for major companies worldwide. Prior to that, he was an official in HM Treasury where he was responsible for privatisation and policy towards state-owned enterprises.

Mike Ashley, Non-executive Director

Mike joined the Board as a non-executive Director in September 2013. Mike has deep knowledge of accounting auditing and associated regulatory issues, having previously worked at KPMG for over 20 years. His former roles as the lead engagement partner on audits of large financial services groups including HSBC, Standard Chartered and the Bank of England and as Head of Quality and Risk management for KPMG Europe LLP (ELLP) and, KPMG UK’s designated Ethics Partner provide the Board with expertise in management of professional risks, quality control and ethical issues. Mike’s other current principal external appointments are Institute of Chartered Accountants in England and Wales’ Ethics Standards Committee (member), Charity Commission (board member) and International Ethics Standards Board for Accountants (member).

Tim Breedon, Non-executive Director

Tim joined the Board as a non-executive Director in November 2012 and is Chairman of the Board Risk Committee. Tim has extensive financial services experience, knowledge of risk management and UK and EU regulation. He had a distinguished career with Legal & General, where among other roles

322 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

he was the Group Chief Executive, a position he held from January 2006 to June 2012. Tim was a director of the Association of British Insurers (ABI), and also served as its chairman. He was also chairman of the UK Government’s non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK. Tim was a director of the Financial Reporting Council and was on the board of the Investment Management Association. Tim has over 25 years of experience in financial services and has extensive knowledge and experience of regulatory and government relationships. He brings to the Board the experience and knowledge of leading a financial services company, combined with an understanding of the UK and EU regulatory environment and risk management. His customer focus and understanding of investor issues, gained both at L&G and the ABI, is of particular relevance to Barclays. Tim’s other current principal external appointments are as chairman of Apax Global Alpha Limited and chairman of The Northview Group.

Mary Anne Citrino, Non-executive Director

Mary Anne was appointed to the Board in July 2018. Mary Anne has considerable financial services and investment banking experience following an executive career spanning over 20 years with Morgan Stanley and is an experienced non-executive director. Her current non-executive positions and senior advisory role with Blackstone, coupled with previous board and senior management level positions (with Dollar Tree, Inc. Health Net, Inc. and BlacKstone Advisory Partners) contribute to the wide ranging global, strategic and advisory experience she can provide to the Board. Mary Anne’s other external principal appointments include, HP Inc., Ahold Delhaize N.V. and Alcoa Corporation.

Mary Francis, CBE, Non-executive Director

Mary Francis CBE joined the Board as a non-executive Director in October 2016 and was appointed Chair of the Board Reputation Committee in April 2018. Mary has extensive and diverse board-level experience across a range of industries, which has developed from her previous non-executive directorships with Alliance & Leicester, Aviva, Bank of England, Centrica and Swiss Re Group. In her executive career, Mary was a senior civil servant in HM Treasury for twelve years, before serving as Private Secretary to the Prime Minister, Deputy Private Secretary to the Queen and as Director General of the Association of British Insurers. Mary brings to the Board strong understanding of the interaction between public and private sectors, skills in strategic decision-making and reputation management. Mary’s other external principal appointments include Ensco PLC (non-executive Director), Advisory Panel of The Institute of Business Ethics (Member) and UK Takeover Appeal Board (Member).

Crawford Gillies, Senior Independent Director

Crawford joined the Board as a non-executive Director in May 2014 and was appointed Senior Independent Director in April 2018. Crawford has over three decades of business and management experience, initially with Bain & Company, a firm of international management consultants, where he was managing director Europe from 2001 to 2005. While at Bain he worked with major companies in the UK, Continental Europe and North America across multiple sectors. From 2007-2016 Crawford was on the board of Standard Life plc, where he has chaired the remuneration committee. He was chairman of the law firm Hammonds, now Squire Sanders (2006 - 2009), has chaired Control Risks International since 2007 and chaired Touch Bionics (2006 - 2011), an innovative medical device company. Crawford was also on the board of MITIE Group PLC from 2012 to July 2015. He has also held public sector posts in England and Scotland. He was an independent member of the Department of Trade and Industry (2002 - 2007) and chaired its Audit and Risk Committee (2003 - 2007). He is former chairman of Scottish Enterprise and of the Confederation of British Industry in London. Crawford’s other current principal external appointments are as senior non-executive director of SSE plc and Chairman of The Edrington Group Limited.

Reuben Jeffery III, Non-executive Director

Reuben joined the Board in July 2009 as a non-executive Director. Reuben has a broad range of financial services experience, particularly within investment banking and wealth management, gained through his current positions and former senior roles with Goldman Sachs where he was managing partner of Goldman Sachs in Paris and led the firm’s European financial institutions group in London. He is currently Vice Chairman of Rockefeller Capital Management. Reuben also has extensive insight into the US political and regulatory environment, gained from his service in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs, as chairman of the Commodity Futures Trading Commission and as a special assistant to the President on the staff of the National Security Council. Reuben’s other current principal external appointments are Financial Services Volunteer Corps (Director), and The Asia Foundation (Trustee).

Barclays PLC 2018 Annual Report on Form 20-F 323

Additional information

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

Tushar qualified as an accountant at Coopers and Lybrand Deloitte and for most of his career he has worked in investment banking, having held various roles at SG Warburg, JP Morgan and Credit Suisse. Tushar has over 20 years of strategic financial management experience, which prove invaluable in his role as Group Finance Director. Tushar currently chairs the Sterling Risk Free Reference Rates Working Group.

Dambisa Moyo, Non-executive Director

Dambisa joined the Board in May 2010 as a non-executive Director. Dambisa is an international economist and commentator on the global economy, with a background in financial services which she gained with Goldman Sachs in the debt capital markets, hedge funds coverage and global macroeconomics teams. Dambisa has also worked for the World Bank and formerly served as a non-executive director of Barrick Gold Corporation, Lundin Petroleum AB (publ) SABMiller PLC and Seagate Technology . Dambisa’s background as an economist, in particular her knowledge and understanding of global macroeconomic issues and African economic, political and social issues, provides an important contribution to the Board’s discussion of Barclays’ business and citizenship strategy. Dambisa’s other current principal external appointments are as non-executive director of Chevron Corporation and 3M Company.

Diane Schueneman, Non-executive Director

Diane was joined the Board as a non-executive Director in June 2015 and is a member of the Board of Barclays US LLC, Barclays US intermediate company. Diane has extensive experience in managing global, cross-discipline business operations, client services and technology in the financial services industry. She had an extensive career at Merrill Lynch, holding a variety of senior roles with responsibility for banking, brokerage services and technology provided to the company’s retail and middle market clients, and latterly for IT, operations and client services worldwide as senior vice president & head of global infrastructure solutions. As a consultant at McKinsey & Company she advised the IRS Commissioner in the US and has held a number of non-executive directorships.

Sir Ian Cheshire, Non-executive Director

Sir Ian joined the the Board as a non-executive Director in April 2017 and is Chairman of Barclays UK PLC. Sir Ian brings to the Board substantial business experience particularly in the international retail sector from his lengthy career at Kingfisher Group where he was CEO, as well as experience in sustainability and environmental matters. Sir Ian holds strong credentials in leadership. He was previously Chairman of Debenhams plc, the British Retail Consortium and the Ecosystem Markets Task Force, and Senior Independent Director of Whitbred plc. He is also involved with many charitable organisations, such as The Prince of Wales’ s Charitable Foundation and is highly regarded by the Government for his work with various Government Departments. He has won a number of awards including Lifetime contributions to retailing, green business and the Fortune WEF award for leadership in the circular economy. Sir Ian was knighted in the 2014 New Year Honours for services to Business, Sustainability and the Environment and is a Chevalier of the Ordre National du Merite of France. Other current appointments include Chairman of Menhaden plc, Chairman, Maisons du monde and Lead non-executive director for the Government.

Matthew Lester, Non-executive Director

Matthew joined the Board as a non-executive Director in September 2017. Matthew has a strong financial background and extensive board level experience across a range of sectors, including financial services. He is currently a non-executive director of Man Group plc and Capita plc, where he also chairs the Audit and Risk Committees of both companies. Matthew was Chief Financial Officer of Royal Mail Group during the period of preparation for privatisation and for the first four years as a listed entity, and a member of the FTSE 100. Prior to that he was Group CFO of ICAP plc, the world largest interdealer broker. His earlier experience included 10 years in a variety of senior finance roles ar Diagio plc including Group Treasurer and Group Financial Controller. He spent eight years at Kleinwort Benson in Corporate Finance.

324 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Mike Turner, Non-executive Director

Mike joined the Board as a non-executive Director in January 2018. Mike has considerable business and board level experience gained from his lengthy career with BAE Systems PLC where he was CEO as well as his non-executive positions. He has a strong commercial background and experience in strategy and operational performance culture. Mike brings significant leadership and strategic oversight experience to the Board, particularly from his role as Chairman of Babcock International Group PLC and former role as Chairman of GKN Plc.

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

Barclays PLC 2018 Annual Report on Form 20-F 325

Additional information

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

Tim Throsby, CEO, Barclays International

Tim Throsby is CEO of Barlcays International. Based in London, he is a member of the Group Executive Committee. Prior to joining Barclays in January 2017, Tim worked for JP Morgan where he held a variety of senior management roles, most recently serving as Global Head of Equities. Tim has had an extensive career in banking and asset management, working initially for Credit Suisse and Macquarie, before joining Goldman Sachs in 1995 as a Managing Director and Co-Head of Equity Derivatives for Asia. In 2002, he joined Lehman Brothers to lead the Asia Equities Division, before relocating to New York in 2004 to run the global Equity Derivatives business as well as risk arbitrage. In 2005, he became President of Citadel Asia where he oversaw the investment firm’s Asia business. He serves on the board of Human Dignity Trust, and is a school governor at the Ark Oval Primary Academy.

C.S. Venkatakrishnan (“Venkat”), Group Chief Risk Officer

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

Ashok Vaswani, CEO, Barclays Bank UK PLC

Ashok joined Barclays in 2010, managing the credit card business across the UK, Europe and the Nordics, becoming chairman of Entercard. He went on to manage Barclays in Africa, Barclays Retail Business Bank globally and Barclays Personal and Corporate Banking. Ashok is CEO of Barclays Bank UK PLC and is a member of UK Finance Board, Pratham Board and the Trustee Board at Citizens Advice. He also sits on the advisory boards of a number of institutions such as Rutberg & Co and is Founder Director of Lend-a-Hand, a non-profit organisation focused on rural education in India. Ashok has previously served as a non-executive Director on the Board of Barclays Africa Group Limited, the Board of Directors of Telenor ASA and the advisory boards of SP Jain Institute of Management, Insead Singapore and Visa Asia Pacific. Prior to Barclays, Ashok was a partner with a J P Morgan Chase funded private equity firm - Brysam Global Partners, which focused on building retail financial service businesses in emerging markets. Ashok also spent 20 years with Citigroup where his last position was as CEO, Asia Pacific. He was also a member of the Citigroup Operating Committee, the Citigroup Management Committee and the Global Consumer Planning Group.

Laura Padovani, Group Chief Compliance Officer

Laura became Group Chief Compliance Officer in April 2018 having previously covered the role on an interim basis since October 2017. Laura joined Barclays as the Head of Global Compliance Services in 2015 and in 2016, her role was expanded to cover the Compliance Chief of Staff Office, where she would deputise for the Chief Compliance Officer in various capacities. Laura joined from American Express and has over 25 years of financial services experience. She started her career with American Express in Argentina in 1991 where she established the first Compliance office and co-ordinated their Legal function. Laura moved to New York in 1997 to assist with the development of the Global Anti-Money Laundering Program for American Express. In 2000, Laura broadened her Financial Services experience moving to Aviva as the Head of International Compliance responsible for all non-UK offices across North America, Europe and Asia Pacific. Laura returned to American Express in 2004, focused on Global Consumer Financial Services and European Emerging Markets, and then as the Global Head of International Regulatory Compliance. Laura obtained a Law degree from the University of Buenos Aires and a postgraduate Masters in Law (LLM) from the London School of Economics and Political Science, with specialisation in Banking Law and Financial Services Regulation. Laura is fluent in Spanish and Italian and has been involved in many networking initiatives for Women, both at American Express and now at Barclays.

326 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)

Section 13(r) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by US or other law even if conducted outside the US by non-US companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2018, the period covered by this annual report, or in relation to activity we became aware of in 2018 relating to disclosable activity prior to the reporting period. Barclays attributed revenue of no more than GBP 2,400 in 2018 in relation to the activities disclosed below.

Legacy guarantees

Between 1993 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays’ customers to Iranian buyers. These were counter guarantees issued to the Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were subsequently designated as Specially Designated Nationals and Blocked Persons (“SDNs”) by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”). In addition, between 1993 and 2005, Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to Executive Order 13382 in August 2011.

The guarantees were issued either on:

(i)

an “extend or pay” basis which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to either maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or

(ii)	the basis that Barclays’ obligations can only be discharged with the consent of the beneficiary counterparty.

Barclays is not able to exit its obligations under the guarantees unilaterally, and thus maintains a limited legacy portfolio of these guarantees. The guarantees were in compliance with applicable laws and regulations at the time at which they were entered into.

In 2016, Barclays terminated a number of these Iran-related legacy guarantees and intends to terminate the remainder where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. All payments made in connection with termination of the guarantees have been made in compliance with applicable laws and regulations.

Barclays attributed revenue of no more than GBP 1,250 in 2018 in relation to this activity.

Lease payments

Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London for a Barclays bank branch. NIOC is the custodian trustee for the NIOC Pension Fund. The lease is for 60 years, contains no early termination clause, and has 21 years remaining. Barclays makes quarterly lease payments to Naft Trading and Technology Ltd, a wholly-owned subsidiary of the NIOC Pension Fund. NIOC is wholly-owned by the Iranian Government and was an SDN until it was delisted by OFAC and the EU in January 2016 following implementation of sanctions relief under the Joint Comprehensive Plan of Action. In December 2012, NIOC Pension Fund was added to a sanctions list in the UK by HM Treasury (“HMT”). As a result of the listing, quarterly lease payments were made to a frozen account at Turkiye Is Bankasi in line with applicable laws and regulations. Sanctions on NIOC Pension Fund were lifted by HMT on 18 January 2017. NIOC was relisted as an SDN by OFAC in November 2018. Barclays attributed no revenue in 2018 in relation to this activity.

Local clearing systems

Banks in the United Arab Emirates (“UAE”), including certain Iranian banks that are or were SDNs, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in compliance with applicable laws and regulations. However, in order to help mitigate the risk of participating in transactions in which participant Iranian SDN banks may be involved, Barclays has implemented restrictions relating to its participation in the UAE Image Cheque Clearance System and the UAE Funds Transfer System activity, as well as restricting activity via the Wages Protection Scheme. Barclays attributed no revenue in 2018 in relation to this activity.

Barclays PLC 2018 Annual Report on Form 20-F 327

Additional information

Payments notified

In last year’s disclosure, Barclays reported payments relating to a customer designated under the Specially Designated Global Terrorist regime in March 2016. Barclays continues to receive credit card repayments from this customer in accordance with applicable laws and regulations. A block continues to be applied to the card to prevent any further spending. Barclays attributed revenue of no more than GBP 950 in 2018 in relation to this activity.

Barclays maintains a customer relationship with a UK-incorporated air cargo management company. In 2018, Barclays processed three EUR payments relating to Iranian overflight charges for an aircraft registered in Iceland and operated by an Icelandic company, on behalf of the customer, to an aviation services company in the UAE. The ultimate beneficiary of the payments was an Iranian entity, owned by the Government of Iran. These payments were made in accordance with applicable laws and regulations and all payments were made to the aviation services company in the UAE; no payments were made directly to Iran or any entity owned by the Government of Iran. OFAC has issued a general licence, 31 C.F.R. § 560.522, which authorises payments for services rendered by the Government of Iran in connection with the overflight of Iran if the aircraft is owned by a United States person or registered in the United States. However, the instant payments do not fall squarely into the general license as the aircraft was not owned by a United States person or registered in the United States, therefore, Barclays is including them in this report. Barclays attributed revenue of no more than GBP 60 in 2018 in relation to this activity.

Barclays maintains customer relationships with two UK-based insurance companies. In 2018, Barclays processed two payments on behalf of these customers relating to matters where the Government of Iran was involved in the underlying insurance claim. The first payment related to a re-insurance matter where the underlying insured party was a vessel owned by the Government of Iran. The second payment related to a dispute regarding the shipment of oil that had been purchased from a Government of Iran-owned entity. Barclays attributed revenue of no more than GBP 100 in 2018 in relation to this activity.

328 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Summary of Barclays Group share and cash plans and long-term incentive plans

Barclays operates a number of share, cash and long-term incentive plans. The principal plans used for awards made in or, in respect of, the 2018 performance year are shown in the table below. Awards are granted by the Barclays PLC Board Remuneration Committee (the “Committee”), and are subject to the applicable plan rules. Share awards are granted over ordinary shares in Barclays PLC (“Shares”). Barclays has a number of employee benefit trusts which operate with these plans. In some cases the trustee purchases Shares in the market to satisfy awards; in others, new issue or treasury Shares may be used to satisfy awards where the appropriate shareholder approval has been obtained.

Summary of principal share and cash plans and long-term incentive plans

Name of plan	Eligible employees	Executive Directors eligible	Delivery	Design details
Deferred Share Value Plan (DSVP)	All employees (excluding Directors)	No	Deferred Share awards, typically released in instalments over a three, five or seven year period, dependent on future service and subject to malus provisions

–  Plan typically used for mandatory deferral of a proportion of bonus into Shares where bonus is above a threshold (set annually by the Committee).

–  This plan typically works in tandem with the CVP (below).

–  DSVP awards vest over three, five or seven years dependent on future service.

–  Vesting is subject to malus, and suspension provisions and the other provisions of the rules of the DSVP.

–  For awards granted before 2018, dividend equivalents may be released based on the number of Shares under award that are released.

–  On cessation of employment, eligible leavers (as set out in the rules of the DSVP) normally remain eligible for release (on the scheduled release dates) subject to the Committee and/or trustee discretion. For other leavers, awards will normally lapse.

–  On change of control, awards may vest at the Committee’s and/or trustee’s discretion.

–  For DSVP awards made to Material Risk Takers (“MRTs”), a holding period of either 6 or 12 months will apply to Shares (after tax) on release.

Share Value Plan (SVP)	All employees (including executive Directors)	Yes	Deferred Share awards, typically released in instalments over a three, five or seven year period, dependent on future service and subject to malus provisions

–  The SVP is in all material respects the same as the DSVP described above. The principle differences are that (i) executive Directors may only participate in the SVP and (ii) under the DSVP, if a MRT whose award is deferred over five or seven years resigns after the third anniversary of grant, they will automatically be treated as an eligible leaver in respect of any unvested tranches of that award.

Barclays PLC 2018 Annual Report on Form 20-F 329

Additional information

Cash Value Plan (CVP)	All employees (excluding Directors)	No	Deferred cash award typically released in instalments over a three, five or seven year period, dependent on future service and subject to malus provisions

–  The CVP is typically used for mandatory deferral of a proportion of bonus where bonus is above a threshold (set annually by the Committee

–  This plan typically works in tandem with the DSVP

–  CVP awards vest over three, five or seven years dependent on future service.

–  Vesting is subject to malus, suspension provisions and the other provisions of the rules of the CVP.

–  Participants granted awards before 2018 may be awarded a service credit of 10% of the initial value of the award on the third anniversary of a grant.

–  Change of control and leaver provisions are as for DSVP.

Barclays Long Term Incentive Plan (LTIP)	Selected employees (including executive Directors)	Yes	Awards over Shares subject to risk-adjusted performance conditions and malus provisions

–  Awarded on a discretionary basis with participation reviewed by the Committee.

–  Awards only vest if the risk-adjusted performance conditions are satisfied over a three year period.

–  LTIP awards vest over seven years dependent on future service.

–  Vesting is subject to malus, suspension provisions and the other provisions of the rules of the LTIP

–  Any Shares released under the LTIP award (after payment of tax) will be subject to an additional holding period of no less than the minimum regulatory requirements (currently 12 months).

–  On cessation of employment, eligible leavers normally remain eligible for release (on the scheduled release dates) pro-rated for time and performance. For other leavers, awards will normally lapse.

–  On change of control, awards may vest at the Committee’s discretion.

Sharesave	All employees in the UK and Ireland	Yes	Options over Shares at a discount of 20%, with Shares delivered or cash value of savings returned after three to five years

–  HMRC tax advantaged plan in the UK and approved by the Revenue Commissioners in Ireland.

–  Opportunity to purchase Shares at a discount price (currently a 20% discount) set on award date with savings made over three or five year term.

–  Maximum individual savings of £300 per month or the Euro equivalent in Ireland.

330 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

–  On cessation of employment, eligible leavers may exercise options and acquire Shares to the extent of their savings for six months.

–  On change of control, participants may exercise options and acquire Shares to the extent of their savings for six months.

Sharepurchase	All employees in the UK	Yes	Shares purchased from gross salary deductions and Dividend/Matching Shares are held in trust for three to five years

–  HMRC tax advantaged plan in the UK

–  Participants may purchase up to £1,800 of Shares each tax year (“Partnership Shares”).

–  Barclays matches the first £600 of Partnership Shares on a one for one basis for each tax year (“Matching Shares”).

–  Dividends received are awarded as Dividend Shares.

–  Partnership Shares may be withdrawn at any time (though if removed prior to three years from award, the corresponding Matching Shares are forfeited).

–  Depending on reason for and timing of leaving, Matching Shares may be forfeited.

–  On change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf in relation to their Shares

Global Sharepurchase	Employees in certain non-UK jurisdictions	Yes	Shares purchased from net salary deductions and Dividend/Matching Shares are held in trust for three to five years	– Global Sharepurchase is an extension of the Sharepurchase plan (above) – Operates in substantially the same way as Sharepurchase but without the tax advantages.

Barclays PLC 2018 Annual Report on Form 20-F 331

Additional information

Related undertakings

The Barclays Group’s corporate structure consists of a number of related undertakings, comprising subsidiaries, joint ventures, associates and significant other interests. A full list of these undertakings, the country of incorporation and the ownership of each share class is set out below. The information is provided as at 31 December 2018.

The entities are grouped by the countries in which they are incorporated. The profits earned by the activities of these entities are in some cases taxed in countries other than the country of incorporation. Barclays’ 2018 Country Snapshot provides details of where the Group carries on its business, where its profits are subject to tax and the taxes it pays in each country it operates in.

Wholly owned subsidiaries

Unless otherwise stated the undertakings below are wholly owned and consolidated by Barclays and the share capital disclosed comprises ordinary and/or common shares, 100% of the nominal value of which is held by Barclays Group subsidiaries.

Notes

A	Directly held by Barclays PLC
B	Partnership Interest
C	Membership Interest
D	Trust Interest
E	Guarantor
F	Preference Shares
G	A Preference Shares
H	B Preference Shares
I	Ordinary/Common Shares in addition to other shares
J	A Ordinary Shares
K	B Ordinary Shares
L	C Ordinary Shares
M	F Ordinary Shares
N	W Ordinary Shares
O	Redeemable Preference Shares
P	Non-Redeemable Ordinary Class A & B
Q	Core Shares and Insurance (Classified) Shares
R	B, C, D, E (94.36%), F (94.36%), G (94.36%), H (94.36%), I (94.36%), J (95.23%) and K Class Shares
S	A Unit Shares, B Unit Shares
T	Non-Redeemable Ordinary Shares
U	Preferred Shares Class A,B,C and D

V	Class A Ordinary Shares, Class A Preference Shares, Class B Ordinary Shares, Class C Ordinary Shares, Class C Preference Shares, Class D Ordinary Shares, Class D Preference Shares, Class E Ordinary Shares, Class E Preference Shares, Class F Ordinary Shares, Class F Preference Shares, Class H 2012 Ordinary Shares, Class H 2012 Preference Shares, Class H Ordinary Shares, Class H Preference Shares, Class I Preference Shares, Class J Ordinary Shares, Class J Preference Shares
W	First Class Common Shares, Second Class Common Shares
X	PEF Carry Shares
Y	EUR Tracker 1 Shares, GBP Tracker 1 Shares, USD Tracker 1 Shares, USD Tracker 2 Shares, USD Tracker 3 shares
Z	Not Consolidated (see Note 35 Structured entities)
AA	USD Linked Ordinary Shares
BB	Redeemable Class B Shares
CC	A Ordinary, Y Ordinary, Z Ordinary
DD	Nominal Shares
EE	Redeemable Class A & Class B Preference Shares
FF	Class B Redeemable Preference Shares
GG	Class A1 Ordinary Shares, Class A2 Ordinary Shares
HH	Class A Unit Shares
II	A Shares – Tranche I, Premium – Tranche I, C Shares – Tranche II, Premium – Tranche II
JJ	Capital Contribution Shares
KK	Registered Address not in country of incorporation

Wholly owned subsidiaries	Note
United Kingdom
– 1 Churchill Place, London, E14 5HP
Aequor Investments Limited
Ardencroft Investments Limited
B D & B Investments Limited
B.P.B. (Holdings) Limited
Barafor Limited
Barclay Leasing Limited
Barclays (Barley) Limited	J,K
Barclays Aldersgate Investments Limited
Barclays Asset Management Limited
Barclays Bank PLC	A, F, I
Barclays Bank UK PLC	A
Barclays Capital Asia Holdings Limited
Barclays Capital Finance Limited
Barclays Capital Japan Securities Holdings
Limited
Barclays Capital Nominees (No.2) Limited
Barclays Capital Nominees (No.3) Limited
Barclays Capital Nominees Limited
Barclays Capital Principal Investments Limited
Barclays Capital Securities Client Nominee
Limited
Barclays Capital Securities Limited	F, I, O
Barclays CCP Funding LLP	B
Barclays Converted Investments (No.2) Limited
Barclays Direct Investing Nominees Limited
Barclays Directors Limited
Barclays Equity Holdings Limited
Barclays Executive Schemes Trustees Limited
Barclays Financial Planning Nominee Company
Limited
Barclays Funds Investments Limited
Barclays Global Shareplans Nominee Limited
Barclays Group Holdings Limited
Barclays Group Operations Limited
Barclays Industrial Development Limited
Barclays Industrial Investments Limited
Barclays Insurance Services Company Limited
Barclays Investment Management Limited
Barclays Investment Solutions Limited

Wholly owned subsidiaries	Note
Barclays Leasing (No.9) Limited
Barclays Long Island Limited
Barclays Marlist Limited
Barclays Mercantile Business Finance Limited
Barclays Nominees (George Yard) Limited
Barclays Pension Funds Trustees Limited
Barclays Principal Investments Limited	A, J, K
Barclays Private Bank
Barclays SAMS Limited
Barclays Security Trustee Limited	A
Barclays Services (Japan) Limited
Barclays Services Limited	A
Barclays Shea Limited
Barclays Singapore Global Shareplans Nominee Limited
Barclays Term Funding Limited Liability	B
Partnership
Barclays UK Investments Limited
Barclays Unquoted Investments Limited
Barclays Unquoted Property Investments Limited
Barclays Wealth Nominees Limited
Barclayshare Nominees Limited
Barcosec Limited
Barsec Nominees Limited
BB Client Nominees Limited
BMBF (No.24) Limited
BMI (No.9) Limited
BNRI ENG 2013 Limited Partnership	B
BNRI ENG 2014 Limited Partnership	B
BNRI ENG GP LLP	B
BNRI England 2010 Limited Partnership	B
BNRI England 2011 Limited Partnership	B
BNRI England 2012 Limited Partnership	B
Carnegie Holdings Limited	I, J, K
Chapelcrest Investments Limited
Clydesdale Financial Services Limited
Cobalt Investments Limited
Condor No.1 Limited Partnership	B
Cornwall Homes Loans Limited
CP Flower Guaranteeco (UK) Limited	E

Wholly owned subsidiaries	Note
CP Propco 1 Limited
CP Propco 2 Limited
CP Topco Limited	J, K
CPIA England 2008 Limited Partnership	B
CPIA England 2009 Limited Partnership	B
CPIA England No.2 Limited Partnership	B
DMW Realty Limited
Dorset Home Loans Limited
Durlacher Nominees Limited
Eagle Financial and Leasing Services (UK) Limited
Equity Value Investments No.1 Limited
Equity Value Investments No.2 Limited
Finpart Nominees Limited
FIRSTPLUS Financial Group Limited
Foltus Investments Limited
Global Dynasty Natural Resource Private	B
Equity Limited Partnership
Globe Nominees Limited
Hawkins Funding Limited
Heraldglen Limited	G, H, I
Investors In Infrastructure Limited
J.V. Estates Limited
Kirsche Investments Limited
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
Liability Partnership
Relative Value Trading Limited

332 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Related undertakings continued

Wholly owned subsidiaries	Note
Roder Investments No. 1 Limited	I, Y
Roder Investments No. 2 Limited	I, Y
Ruthenium Investments Limited
RVT CLO Investments LLP	B
Solution Personal Finance Limited
Surety Trust Limited
Swan Lane Investments Limited
US Real Estate Holdings No.1 Limited
US Real Estate Holdings No. 2 Limited
US Real Estate Holdings No.3 Limited
Wedd Jefferson (Nominees) Limited
Westferry Investments Limited
Woolwich Homes Limited
Woolwich Plan Managers Limited
Woolwich Qualifying Employee Share
Ownership Trustee Limited
Woolwich Surveying Services Limited
Zeban Nominees Limited
– Hill House, 1 Little New Street,
London, EC4A 3TR
Barclays Mercantile Limited (In Liquidation)
Barclays Nominees (Branches) Limited (In Liquidation)
Barclays Nominees (K.W.S.) Limited (In Liquidation)
Barclays Stockbrokers Limited (In Liquidation)
Barclays USD Funding LLP (In Liquidation)	B
BMBF (No.3) Limited (In Liquidation)
BMBF (No.6) Limited (In Liquidation)
BMBF (No.9) Limited (In Liquidation)
Gerrard Financial Planning Limited (In Liquidation)
Gerrard Management Services Limited (In Liquidation)
Gerrard Nominees Limited (In Liquidation)
Greig, Middleton Nominees Limited (In Liquidation)
Lombard Street Nominees Limited (In Liquidation)
– 5 The North Colonnade, Canary Wharf,
London, E14 4BB
Leonis Investments LLP	B
Preferred Liquidity Limited Partnership	B
– Aurora Building, 120 Bothwell Street,
Glasgow, G2 7JS
R.C. Grieg Nominees Limited
– 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
BNRI PIA Scot GP Limited
BNRI Scots GP, LLP	B
Pecan Aggregator LP	B
– 1 New Street Square, London, EC4A 3HQ
Keepier Investments (In Liquidation)
– Logic House, Waterfront Business Park, Fleet Road, Fleet, GU1 3SB
The Logic Group Enterprises Limited
The Logic Group Holdings Limited	J
– 9, allée Scheffer, L-2520
Barclays Claudas Investments Partnership	B, KK
Barclays Pelleas Investments Limited	B, KK
Partnership
Blossom Finance General Partnership	B, KK

Argentina
– 855 Leandro N.Alem Avenue, 8th Floor, Buenos Aires
Compañía Sudamerica S.A.
– Marval, O’Farrell & Mairal, Av. Leandro N. Alem 882, Buenos Aires, C1001AAQ
Compañia Regional del Sur S.A.

Wholly owned subsidiaries	Note
Brazil
– Av. Brigadeiro Faria Lima, No. 4.440, 12th 04538-132
Barclays Brasil Assessoria Financeira Ltda.
BNC Brazil Consultoria Empresarial Ltda

Canada
– 333 Bay Street, Suite 4910, Toronto
ON M5H 2R2
Barclays Capital Canada Inc.
– Stikeman Elliot LLP, 199 Bay Street, 5300 Commerce Court West, Toronto ON M5L 1B9
Barclays Corporation Limited
– 5 The North Colonnade, Canary Wharf, London, E14 4BB
CPIA Canada Holdings	B, KK

Cayman Islands
– Maples Corporate Services Limited, PO Box 309, Ugland House, George Town, Grand Cayman, KY1-1104
Alymere Investments Limited	G, H, I
Analytical Trade UK Limited
Barclays Capital (Cayman) Limited
Braven Investments No.1 Limited
Capton Investments Limited
Claudas Investments Limited	I, EE
Claudas Investments Two Limited
CPIA Investments No.1 Limited	V
CPIA Investments No.2 Limited	F, I
Hurley Investments No.1 Limited
Iris Investments 1 Limited (In Liquidation)
Mintaka Investments No. 4 Limited
OGP Leasing Limited
Pelleas Investments Limited
Pelleas Investments Two Limited	F, I
Pippin Island Investments Limited
Razzoli Investments Limited	F, I
RVH Limited	F, I
– PO Box 1093, Queensgate House, Grand Cayman, KY1-1102
Blaytell Limited (In Liquidation)
Coskwo Limited (In Liquidation)
Godler Limited (In Liquidation)
Harflane Limited (In Liquidation)
Hentock Limited (In Liquidation)
Hollygrice Limited (In Liquidation)
Pilkbull Limited (In Liquidation)
Strickyard Limited (In Liquidation)
Winhall Limited (In Liquidation)
– 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005
Calthorpe Investments Limited
Gallen Investments Limited
JV Assets Limited	L
Palomino Limited	Z
Wessex Investments Limited
– Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, KY1– 9008
Long Island Holding B Limited

China
– Room 213, Building 1, No. 1000 Chenhui Road, Zhangjiang Hi-Tech Park, Shanghai
Barclays Technology Centre (Shanghai)
Company Limited (In Liquidation)

France
– 34/36 avenue de Friedland, Paris, 75008 BBAIL SAS

Wholly owned subsidiaries	Note
Germany
– TaunusTurm, Taunustor 1, 60310, Frankfurt
Barclays Capital Effekten GmbH
– Stuttgarter Straße 55-57, 73033 Göppingen
Holding Stuttgarter Straße GmbH

Guernsey
– P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT
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

India
– 208 Ceejay House, Shivsagar Estate, Dr A Beasant Road, Worli, Mumbai, 400 018
Barclays Securities (India) Private Limited
Barclays Wealth Trustees (India) Private Limited
– Ground to Fourth Floor, Wing 3 – Cluster A, Eon Free Zone, MIDC Knowledge Park, Kharadi, Pune, 411014
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
– Barclays House, 12th Floor, Jl. Jend Sudirman Kav. 22-23, Jakarta, 12920
PT Bank Barclays Indonesia (In Liquidation)
– Plaza Lippo, 10th Floor, Jalan Jend, Sudirman Kav 25, Jakarta, 12920
PT Bhadra Buana Persada (In Liquidation)

Ireland
– One Molesworth Street, Dublin 2, D02RF29
Barclaycard International Payments Limited
Barclays Bank Ireland Public Limited Company
Barclays Europe Client Nominees Designated Activity Company
Barclays Europe Firm Nominees Designated Activity Company
Barclays Europe Nominees Designated Activity Company
– 25-28 North Wall Quay, Dublin 1, D01H104
Erimon Home Loans Ireland Limited

Isle of Man
– Barclays House, Victoria Street, Douglas
Barclays Nominees (Manx) Limited
– P O Box 9, Victoria Street, Douglas, IM99 1AJ
Barclays Private Clients International Limited	J, K

Japan
– 10-1, Roppongi 6-chome, Minato-ku, Tokyo
Barclays Funds and Advisory Japan Limited
Barclays Securities Japan Limited
Barclays Wealth Services Limited

Barclays PLC 2018 Annual Report on Form 20-F 333

Additional information

Related undertakings continued

Wholly owned subsidiaries	Note
Jersey
– 2nd Floor, Gaspé House, 66-72 Esplanade,
St. Helier, JE1 1GH
CP Newco 1 Limited
CP Newco2 Limited	J, K
CP Newco3 Limited
– La Motte Chambers, St Helier, JE1 1BJ
Barclays Services Jersey Limited
– 39-41 Broad Street, St Helier, JE2 3RR
Barclays Wealth Management Jersey Limited
BIFML PTC Limited
– 13 Castle Street, St. Helier, JE4 5UT
Barclays Index Finance Trust	S
– Lime Grove House, Green Street,
St Helier, JE1 2ST
Barbridge Limited (In Liquidation)	I, DD
– 13 Library Place, St Helier, JE4 8NE
Barclays Nominees (Jersey) Limited
Barclaytrust Channel Islands Limited
– Appleby Trust (Jersey) Limited, PO Box 207, 13-14 Esplanade, St Helier, JE1 1BD
MK Opportunities GP Ltd

Korea, Republic of
– A-1705 Yeouido Park Centre, 28-3
Yeouido-dong, Yeongdeungpo-gu, Seoul
Barclays Korea GP Limited

Luxembourg
– 9, allée Scheffer, L-2520
Barclays Alzin Investments S.à r.l.
Barclays Bayard Investments S.à r.l.	J, K
Barclays Bedivere Investments S.à r.l.
Barclays Bordang Investments S.à r.l.
Barclays BR Investments S.à r.l.
Barclays Cantal Investments S.à r.l.	GG
Barclays Capital Luxembourg S.à r.l.
Barclays Capital Trading Luxembourg S.à r.l.	J, K
Barclays Claudas Investments S.à r.l.	P
Barclays Equity Index Investments S.à r.l.
Barclays International Luxembourg Dollar
Holdings S.à r.l.
Barclays Lamorak Investments S.à r.l.	T
Barclays Leto Investments S.à r.l.	J, K, L
Barclays Luxembourg EUR Holdings S.à r.l	T
Barclays Luxembourg Finance S.à r.l.
Barclays Luxembourg GBP Holdings S.à r.l.	T
Barclays Luxembourg Global Funding S.à r.l.	J, K
Barclays Luxembourg Holdings S.à r.l.	I, AA
Barclays Luxembourg Holdings SSC	B
Barclays Pelleas Investments S.à r.l.
– 68-70 Boulevard de la Petrusse, L-2320
Adler Toy Holding Sarl

Mauritius
– C/O Rogers Capital Corporate Services, St.
Louis Business Centre, Cnr Desroches & St.
Louis Streets, Port Louis
Barclays Capital Mauritius Limited
Barclays Capital Securities Mauritius Limited
– Fifth Floor, Ebene Esplanade, 24 Cybercity,
Ebene
Barclays (H&B) Mauritius Limited (In
Liquidation)
Barclays Mauritius Overseas Holdings Limited

Mexico
– Paseo de la Reforma 505, 41 Floor, Torre
Mayor, Col. Cuauhtemoc, CP 06500
Barclays Bank Mexico, S.A.	K, M
Barclays Capital Casa de Bolsa, S.A. de C.V.	K, M
Grupo Financiero Barclays Mexico, S.A. de C.V.	K, M
Servicios Barclays, S.A. de C.V.

Wholly owned subsidiaries	Note
Monaco
– 31 Avenue de la Costa, BP 339
Barclays Private Asset Management (Monaco)
S.A.M

Netherlands
– Prins Bernhardplein 200, 1097 Hj
Amsterdam
Chewdef BidCo BV. (In Liquidation)

Nigeria
– Southgate House, Udi Street, Osborne
Estate, Ikoyi, Lagos
Barclays Group Representative Office (NIG)
Limited (In Liquidation)

Philippines
– 21/F, Philamlife Tower, 8767 Paseo de
Roxas, Makati City, 1226
Meridian (SPV-AMC) Corporation

Saudi Arabia
– 3rd Floor Al Dahna Center, 114 Al-Ahsa
Street, PO Box 1454, Riyadh 11431
Barclays Saudi Arabia (In Liquidation)

Singapore
– 10 Marina Boulevard, #24-01 Marina Bay
Financial Centre, Tower 2, 018983
Barclays Bank (Singapore Nominees) Pte Ltd (In
Liquidation)
Barclays Bank (South East Asia) Nominees Pte
Ltd (In Liquidation)
Barclays Capital Futures (Singapore) Private
Limited
Barclays Capital Holdings (Singapore) Private
Limited
Barclays Merchant Bank (Singapore) Ltd.

Spain
– Calle Jose, Abascal 51, 28003, Madrid
Barclays Tenedora De Immuebles SL.
BVP Galvani Global, S.A.U.

Switzerland
– Chemin de Grange Canal 18-20, PO Box 3941, 1211, Geneva
Barclays Bank (Suisse) S.A.
Barclays Switzerland Services SA
BPB Holdings SA

United States
– Corporation Trust Company, Corporation
Trust Center, 1209 Orange Street, Wilmington
DE 19801
Archstone Equity Holdings Inc
Barclays BWA, Inc.
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Energy Inc.
Barclays Capital Holdings Inc.	G, H, I
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Electronic Commerce Holdings Inc.
Barclays Financial LLC	C
Barclays Group US Inc.	G, I
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays US CCP Funding LLC	C
Barclays US Funding LLC	C
Barclays US Investments Inc.	J, K

Wholly owned subsidiaries	Note
Barclays US LLC	I, U
BCAP LLC	C
Crescent Real Estate Member LLC	C
Gracechurch Services Corporation
Long Island Holding A LLC	C
LTDL Holdings LLC	C
Marbury Holdings LLC	C
Protium Finance I LLC	C
Protium Master Mortgage LP	B
Protium REO I LP	B
Securitized Asset Backed Receivables LLC	C
Sutton Funding LLC	C
TPLL LLC	C
TPProperty LLC	C
US Secured Investments LLC	JJ
– 1201 North Market Street, P.O. Box 1347
Wilmington, DE19801
Barclays Bank Delaware	F, I
Procella Investments LLC	C
Procella Investments No.1 LLC	C
Procella Investments No.2 LLC	C
Procella Investments No.3 LLC	C
Verain Investments LLC
– 2711 Centerville Road, Suite 400,
Wilmington, DE 19808
Analog Analytics Inc
Protium Master Grantor Trust	D
– 251 Little Falls Drive, New Castle County,
Wilmington DE 19808
Barclays Capital Equities Trading GP	B
Lagalla Investments LLC
Relative Value Holdings, LLC
Surrey Funding Corporation
Sussex Purchasing Corporation
– 745 Seventh Avenue, New York NY 10019
Alynore Investments Limited Partnership	B
Barclays Payment Solutions Inc.
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
VT05401-4477
Barclays Insurance U.S. Inc.

Zimbabwe
– 2 Premium Close, Mount Pleasant Business
Park, Mount Pleasant , Harare
Branchcall Computers (Pvt) Limited

334 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Related undertakings continued

Other Related Undertakings

Unless otherwise stated, the undertakings below are consolidated and the share capital disclosed comprises ordinary and/or common shares which are held by subsidiaries of the Group. The Group’s overall ownership percentage is provided for each undertaking.

Other Related Undertakings	Percentage	Note
United Kingdom
– 1 Churchill Place, London, E14 5HP
Barclaycard Funding PLC	75.00%	J
PSA Credit Company Limited (In Liquidation)	50.00%	J, L
Barclays Covered Bond Funding LLP	50.00%	B
– 1 Poultry, London, England, EC2R 8EJ
Igloo Regeneration (General Partner) Limited	25.00%	L, Z
– 3 – 5 London Road, Rainham, Kent, ME8 7RG
Trade Ideas Limited	20.00%	Z
– Derby Training Centre, Ascot Drive, Derby, DE24 8GW
Develop Training Group Limited	65.47%	CC, Z
– 50 Lothian Road, Festival Square, Edinburgh, EH3 9BY
Equistone Founder Partner II L.P.	20.00%	B, Z
Equistone Founder Partner III L.P.	35.00%	B, Z
– Building 6 Chiswick Park, 566 Chiswick High Road, London, W4 5HR
Intelligent Processing Solutions Limited	19.50%	Z
– 20-22 Bedford Row, London, WC1R 4JS
Cyber Defence Alliance Limited	25.00%	E, Z
– 30 Gresham Street, London, EC2V 7PG
Gresham Leasing March (3) Limited	30.00%	Z
– 80 New Bond Street, London, W1S 1SB
GW City Ventures Limited	50.00%	K, Z
– 5th Floor, 70 Gracechurch Street, London, EC3V 0XL
Camperdown UK Limited	50.00%	J, Z
– 2nd Floor, 110 Cannon Street, London, EC4N 6EU
Vectorcommand Limited (in Liquidation)	30.39%	J, K, Z
– 55 Baker Street, London, W1U 7EU
Formerly H Limited (In Liquidation)	70.32%	J, Z
– 15 Canada Square, London, E14 5GL
Woolwich Countryside Limited (In Liquidation)	50.00%	N, Z
– Haberfield Old Moor Road, Wennington, Lancaster, LA2 8PD
Full House Holdings Limited	67.43%	J, Z
– 6th Floor 60 Gracechurch Street, London, EC3V 0HR
BMC (UK) Limited	40.18%	F, J, Z
– Central House, 124 High Street, Hampton Hill, Middlesex , TW12 1NS
Rio Laranja Holdings Limited	45.00%	J, Z
– 13-15 York Buildings, London, WC2N 6JU
BGF Group Limited	24.48%	Z
– Hill House, 1 Little New Street, London, EC4A 3TR
Claas Finance Limited (In Liquidation)	51.00%	K
– Gate House, Turnpike Road, High Wycombe, Buckinghamshire, HP12 3NR
GN Tower Limited	50.00%	Z
– Victoria Works, Thrumpton Lane, Retford, Nottinghamshire, DN22 6HH
Crosslink Technology Holdings Limited	19.97%	F, K, Z

Other Related Undertakings	Percentage	Note
Cayman Islands
– Maples Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, Grand Cayman, KY1-1104
Cupric Canyon Capital LP	40.19%	HH, Z
Cupric Canyon Capital GP Limited	50.00%	Z
Southern Peaks Mining LP	55.69%	HH, Z
SPM GP Limited	90.10%	Z
Third Energy Holdings Limited	78.94%	F, J, K, Z

Germany
– Schopenhauerstraße 10, D-90409, Nurnberg
Eschenbach Holding GmbH	21.70%	Z
Eschenbach Optik GmbH	21.70%	Z

Korea, Republic of
– 18th Floor, Daishin Finance Centre, 343, Samil-daero, Jung-go, Seoul
Woori BC Pegasus	70.00%	W
Securitization Specialty Co., Limited

Luxembourg
– 9, allée Scheffer, L-2520
BNRI Limehouse No.1 Sarl	96.30%	R
Partnership Investments S.à r.l.	33.40%	I, J ,K ,L
Preferred Funding S.à r.l.	33.33%	FF
Preferred Investments S.à r.l.	33.33%	FF, I

Malta
– RS2 Buildings, Fort Road, Mosta MST 1859
RS2 Software PLC	18.25%	Z

Monaco
– 31 Avenue de la Costa, Monte Carlo
Societe Civile Immobiliere 31 Avenue de la Costa	75.00%

Netherlands
– Alexanderstraat 18, 2514 JM, The Hague
Tulip Oil Holding BV	30.36%	II, Z

South Africa
– 9 Elektron Road, Techno Park, Stellenbosch 7600
Imalivest Mineral Resources LP	66.41%	J, K, Z

Sweden
– c/o ForeningsSparbanken AB, 105 34 Stockholm
EnterCard Group AB	40.00%	K, Z

United States of America
– 777 Main Street, Fort Worth TX 76102
CRE Diversified Holdings LLC	80.00%	C, Z
Crescent Legacy LLC	80.00%	C, Z
Crescent Crown Land Holding SPV LLC	80.00%	C, Z
Crescent Plaza Residential LP, LLC	80.00%	C, Z
Crescent Plaza Residential, L.P.	80.00%	B, Z
Crescent Plaza Residential, LLC	80.00%	C, Z
Crescent Resort Development LLC	80.00%	C, Z
Crescent Tower Residences GP, LLC	80.00%	C, Z
Crescent Tower Residences, L.P.	80.00%	B, Z
Crescent TRS Holdings LLC	80.00%	C, Z
CREW Tahoe Holdings LLC	80.00%	C, Z
CREW Tahoe LLC	60.80%	C, Z
DBL Texas Holdings LLC	80.00%	C, Z
Desert Mountain Development LLC	80.00%	C, Z

Other Related Undertakings	Percentage	Note
Desert Mountain Properties Limited Partnership	74.40%	B, Z
East West Resort Development V, L.P., L.L.L.P.	74.75%	B, Z
East West Resort Development VII LLC	80.00%	C, Z
Gray’s Station, LLC	56.96%	C, Z
Mira Vista Development LLC	78.40%	C, Z
Mira Vista Golf Club, L.C.	76.83%	Z
Mountainside Partners LLC	80.00%	C, Z
MVWP Investors LLC	60.80%	C, Z
Northstar Mountain Properties, LLC	60.80%	C, Z
Northstar Trailside Townhomes, LLC	60.80%	C, Z
Northstar Village Townhomes, LLC	56.93%	C, Z
Tahoe Club Company, LLC	60.80%	C, Z
Tahoe Club Employee Company	60.80%	Z
– 126 Riverfront Lane , 5th Floor, Drawer 2770, Avon, CO 81620
Blue River Land Company, LLC	39.55%	C, Z
East West Resort Development XIV, L.P., L.L.L.P.	33.52%	B, Z
EWRD Summit, LLC	79.10%	C, Z
– 1701 Wynkoop Street, Suite 140, Box 47, Denver, CO 80202
Central Platte Valley Management, LLC	51.78%	C, Z
St. Charles Place, LLC	47.63%	C, Z
The Park at One Riverfront, LLC	47.63%	C, Z
Union Center LLC	51.78%	C, Z
– Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801
DG Solar Lessee II, LLC	50.00%	C, Z
DG Solar Lessee, LLC	50.00%	C, Z
VS BC Solar Lessee I LLC	50.00%	C, Z
– 1415 Louisiana Street, Suite 1600, Houston, Texas, 77002
Sabine Oil & Gas Holdings, Inc.	23.25%	Z

Subsidiaries by virtue of control The related undertakings below are subsidiaries in accordance with s.1162 Companies Act 2006 as Barclays can exercise dominant influence or control over them.
Subsidiaries by virtue of control	Percentage	Note
United Kingdom
– 1 Churchill Place, London, E14 5HP
Oak Pension Asset	00.00%	Z
Management Limited
Water Street Investments Limited	00.00%	Z

Cayman Islands
– PO Box 309GT, Ugland House, South Church Street, Grand Cayman, KY1-1104
Hornbeam Limited	00.00%	Z
Barclays US Holdings Limited	10.00%	J

Joint Ventures
The related undertakings below are Joint Ventures in accordance with s. 18, Schedule 4, The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and are proportionally consolidated.
Joint Ventures	Percentage	Note
United Kingdom
– All Saints Triangle, Caledonian Road, London, N1 9UT
Vaultex UK Limited	50.00%	Z
Joint management factors
The Joint Venture Board comprises two Barclays representative directors, two JV partner directors and three non-JV partner directors. The Board are responsible for setting the company strategy and budgets.

Barclays PLC 2018 Annual Report on Form 20-F 335

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Barclays Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Barclays Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.

‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.

‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

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

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

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

336 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in BAGL is now classified as a financial asset at fair value through other comprehensive income.

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

‘Barclaycard Consumer UK’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Barclays’ or ’Barclays Group’ Barclays PLC together with its subsidiaries.

‘Barclays Bank Group’ Barclays Bank PLC together with its subsidiaries.

‘Barclays Bank UK Group’ Barclays Bank UK PLC together with its subsidiaries.

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

‘Barclays Execution Services’ or ‘BX’ or BSerL’ or ‘Group Service Company’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Barclays International’ The segment of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.

Barclays PLC 2018 Annual Report on Form 20-F 337

Glossary of terms

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.

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

‘Business Banking’ Offers specialist advice, products and services to small and medium enterprises in the UK.

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

‘Capital ratios’ Key financial ratios measuring the Bank’s capital adequacy or financial strength expressed as a percentage of Risk Weighted Assets.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating Risk Weighted Assets for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Common Equity Tier 1, Additional Tier 1 and Tier 2 capital those are eligible to satisfy capital requirements under CRD IV.

‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.

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

338 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

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

‘Client Assets’ Assets managed or administered by Barclays Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

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

‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.

‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of Risk Weighted Assets.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the United States assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.

Barclays PLC 2018 Annual Report on Form 20-F 339

Glossary of terms

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Consumer, Cards and Payments’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Barclays Group’s Common Equity Tier 1 (CET1) ratio falling below a specific level, or at the direction of regulators.

‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See Contingent Capital Notes.

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

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of Risk Weighted Assets, a component of Risk Weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

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

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

340 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

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

‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

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

‘CRL Coverage’ Impairment allowances as a percentage of total CRLs (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR.

‘CRR leverage ratio’ Is calculated using the CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

Barclays PLC 2018 Annual Report on Form 20-F 341

Glossary of terms

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Barclays Group. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays Group classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

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

‘Effective Expected Positive Exposure (EEPE)’ The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Group risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by

342 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

the Barclays Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

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

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Eurozone’ Represents the 19 European Union countries that have adopted the euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internals ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

Barclays PLC 2018 Annual Report on Form 20-F 343

Glossary of terms

‘Federal Reserve Board (FRB)’ Is the governing board of the Federal Reserve System of the United States of America, in charge of making the country’s monetary policy.

‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee (FPC) identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

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

‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

‘Fitch’ A credit rating agency.

‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

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

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

344 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

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

‘Funded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.

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

‘General Data Protection Regulations (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of globally systemically important banks.

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

’Grandfathering’ In the context of CRD IV capital resources, the phasing in of the application of instrument eligibility rules which allows CRR non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.

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

Barclays PLC 2018 Annual Report on Form 20-F 345

Glossary of terms

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office’ A division comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

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

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘IFRS9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment Coverage Ratio’ Impairment allowance held against balances in a specific portfolio expressed as a percentage of balances in the specific portfolio.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.

‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

346 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

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

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the Barclays Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Barclays Group’s risk appetite, economic capital and stress testing frameworks.

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

‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

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

Barclays PLC 2018 Annual Report on Form 20-F 347

Glossary of terms

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

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Barclays Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.

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

‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

348 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

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

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

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

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

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

Barclays PLC 2018 Annual Report on Form 20-F 349

Glossary of terms

‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘MiFid2’ The Markets in Financial Instruments Directive 2004/39/EC (known as “MiFID” 1) as subsequently amended to MiFID 2 is a European Union law that provides harmonised regulation for investment services across the 31 member states of the European Economic Area.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments are proposed to align MREL and TLAC requirements for EU G-SIBs.

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

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

‘Net interest income (NII)’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin (NIM)’ Net interest income divided by the sum of average customer assets.

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

350 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

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

‘Non-customer net interest income’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

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

‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.

‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

Barclays PLC 2018 Annual Report on Form 20-F 351

Glossary of terms

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

‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded Risk Weighted Assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Barclays Group’s tangible equity and the amounts allocated to businesses.

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

‘Potential Future Exposure (PFE) on Derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

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

352 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Barclays Group described in the risk review section of the Barclays PLC Annual Report.

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

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.

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

Barclays PLC 2018 Annual Report on Form 20-F 353

Glossary of terms

have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Barclays Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

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

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

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

354 Barclays PLC 2018 Annual Report on Form 20-F

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

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

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

Barclays PLC 2018 Annual Report on Form 20-F 355

Glossary of terms

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

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

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Stage3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

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

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

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

356 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Structured finance/notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

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

‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Fundamental Review of the Trading Book (FRTB)’ Is a comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III applicable to banks’ wholesale trading activities.

‘The Standardised Approach (TSA)’ Under the TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

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

‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.

Barclays PLC 2018 Annual Report on Form 20-F 357

Glossary of terms

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

‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the Banking Book.

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Unidentified Impairment (UI)’ Impairment for losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period, termed as the outcome period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s effective interest rate. The emergence and outcome periods vary across products.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, means a bank’s tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

‘Unfunded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

358 Barclays PLC 2018 Annual Report on Form 20-F

Glossary of terms

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

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

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

Barclays PLC 2018 Annual Report on Form 20-F 359

Additional information

Barclays Africa Group Limited Separation Arrangements

In connection with Barclays’ sell down of its holdings in Barclays Africa Group Limited (“BAGL”) and the regulatory deconsolidation of BAGL from the Barclays Group, Barclays and BAGL entered into agreements governing the terms on which the separation would occur (the “Separation Arrangements”).

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

360 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Barclays Group’s risk management strategy

Introduction

The activities of Barclays Group entail risk taking, every day, throughout its business. This section introduces these risks, and outlines arrangements for identifying and managing them. These include roles and responsibilities, frameworks, policies and standards, assurance and lessons learned processes. Barclays Group’s approach to fostering a strong risk culture is also described.

Enterprise Risk Management Framework (ERMF)

The ERMF sets the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of Barclays Group. It supports the Barclays Group Chief

Executive Officer (CEO) and Barclays Group Chief Risk Officer (CRO) in effective risk management and developing a strong risk culture.

The ERMF sets out:

◾  Principal risks faced by Barclays Group

◾  Risk appetite requirements

◾  Roles and responsibilities for risk management

◾  Risk committee structure

Principal risks

The ERMF identifies eight Principal Risks (see table below) and sets out associated responsibilities and risk management standards.

Risk appetite for the principal risks

Risk appetite is defined as the level of risk which Barclays Group is prepared to accept in the conduct of its activities.

Risk appetite is approved and disseminated across legal entities and businesses, with limits specified to control exposures and activities that have material concentration risk implications for Barclays Group.

Roles and responsibilities in the management of risk

The Three Lines of Defence

All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out below.

First Line of Defence

The First Line of Defence comprises all employees engaged in the revenue generating and client facing areas of Barclays Group and all associated support functions, including Finance, Treasury, Human Resources and the

Chief Operating Office (COO) function.

Employees in the First Line are responsible for:

◾  identifying the risks in their activities and developing appropriate policies, standards and controls

◾  operating within any and all limits which the Risk and Compliance functions establish over the exposures and activities of the first line; and

◾  escalating risk events to senior managers in Risk and Compliance.

Second Line of Defence

The Second Line of Defence comprises employees of Risk and Compliance. The role of the Second Line is to establish the limits, rules and constraints under which First Line activities shall be performed, consistent with the risk appetite of Barclays Group, and to monitor the performance of the First Line against these limits and constraints. Note that the First Line may also set limits for a number of their activities related to operational risk.

These will remain subject to supervision by the Second Line.

Third Line of Defence

The Third Line of Defence comprises employees of Internal Audit. They provide independent assurance to the Barclays Board and Barclays Group Executive Management over the effectiveness of governance, risk management and control.

The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from

Risk and Compliance, with respect to operational and conduct risks.

Financial Principal Risks	Non-Financial Principal Risks

◾  Credit risk: The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

◾  Market risk: The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

◾  Treasury and capital risk:

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

◾  Operational risk: The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

◾  Model risk: The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

◾  Conduct risk: The risk of detriment to customers, clients, market integrity, effective competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

◾  Reputation risk: The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

◾  Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

Barclays PLC 2018 Annual Report on Form 20-F 361

Additional information

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Risk committees

Product/risk type committees consider risk matters relevant to their business, and escalate as required to the Group Risk Committee (GRC), whose Chairman, in turn, escalates to Barclays PLC Board Committees and the Barclays PLC Board.

There are three Board-level forums which oversee the application of the ERMF and review and monitor risk across the Barclays Group. These are: the Barclays PLC Board Risk Committee, the Barclays PLC Board Audit Committee, and the Barclays PLC Board Reputation Committee. Additionally, the Barclays PLC Board Remuneration Committee oversees pay practices focusing on aligning pay to sustainable performance. Finally, the Barclays PLC Board receives regular information on the risk profile of Barclays

Group, and has ultimate responsibility for risk appetite and capital plans.

The Chairman of each Committee prepares a statement each year on the committee’s activities, which is included in the Barclays PLC Annual Report 2018 on page 77.

The Board

One of the Board’s responsibilities is the approval of risk appetite (see page 363). The Barclays Group CRO regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the ERMF.

The Barclays PLC Board Risk Committee (BRC)

The BRC monitors Barclays Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to ascertain that the BRC is comfortable with them. After each meeting, the Chairman of the BRC prepares a report for the next meeting of the Board. All members are independent Non-Executive Directors. The Barclays Group Finance Director and the Barclays Group CRO attend each meeting as a matter of course.

The BRC receives regular reports on risk methodologies, the effectiveness of the risk management framework, and Barclays Group’s risk profile, including the material issues affecting each business portfolio and forward risk trends. The committee also commissions in-depth analyses of significant risk topics, which are presented by the Barclays Group CRO or senior risk managers in the businesses. The Chairman of the BRC also sits on the BAC.

The Barclays PLC Board Audit Committee (BAC)

The BAC receives regular reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, and quarterly papers on accounting judgements (including impairment). It also receives a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment and Barclays Group’s policies and methodologies. The Chairman of the BAC also sits on the BRC.

The Barclays PLC Board Reputation Committee (RepCo)

The RepCo reviews management’s recommendations on conduct and reputation risk and the effectiveness of the processes by which Barclays Group identifies and manages these risks. It also reviews and monitors the effectiveness of Barclays Group’s citizenship strategy, including the management of Barclays Group’s economic, social and environmental contribution.

The Barclays PLC Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance and risk profile, and proposals on ex-ante and ex-post risk adjustments to variable remuneration. These inputs are considered in the setting of performance incentives.

The terms of reference and additional details on membership and activities for each of the principal Board Committees are available from the Corporate Governance section of Barclays Group’s website at: home.barclays/about-barclays/ barclays-corporate-governance.html.

Coverage of risk reports to executive and Board risk committees

Chairs of Risk Committees at executive and Board levels specify the information they require to discharge their duties. Advance committee calendars are agreed with the committee chairman. Topics that are regularly covered include:

◾  Risk profile

◾  Risk perspective on medium-term plans and strategy

◾  Risk Appetite

◾  Results of stress tests, including Comprehensive Capital Analysis and Review (CCAR)

◾  Risk and Conduct inputs into remuneration decisions

◾  Other technical topics, e.g. Model risk.

362 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

In addition to regular topics, committees consider ad hoc papers on current risk topics, such as:

◾  Political events and their potential impacts on Barclays and its customers

◾  Economic developments in major economies or sectors

◾  Impacts of key market developments on the risk management of the Barclays Group.

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

Barclays Group Chief Executive Officer

(CEO)

The Barclays Group CEO is accountable for leading the development of Barclays’ strategy and business plans that align to the Goal, Purpose and Values within the approved Risk Appetite, and for managing and organising executive management to drive their execution. Managing Barclays’ financial and operational performance within the approved Risk Appetite is ultimately the CEO’s responsibility.

Specifically, a crucial role of the CEO is to appoint the most senior Risk owners at the executive level including the Barclays Group

Chief Risk Officer and the Barclays Group General Counsel. He must work with them to embed a strong Risk Culture within the Barclays Group, with particular regard to the identification, escalation and management of risk matters.

Barclays Group Chief Risk Officer (CRO)

The Barclays Group CRO leads the Risk Function across Barclays. His responsibilities include developing and maintaining the ERMF and clearly articulating Risk Culture objectives. Specific accountabilities include:

◾  preparing and recommending the Barclays Group’s Risk Appetite to the Board Risk Committees

◾  developing, operating and maintaining a comprehensive risk management framework to monitor and manage the risk profile of the Barclays Group

◾  Providing accurate, transparent and timely reporting of the actual Risk Profile of the Barclays Group relative to the set Risk Appetite to the Board

◾  defining the risk taxonomy (Principal Risks) and updating it as needed so that it remains relevant and comprehensive

◾  bringing a risk perspective to compensation decisions

◾  reporting to all the relevant stakeholders on Barclays’ risk positions, adherence to Risk Appetite and enterprise wide risks and controls.

Barclays Group Chief Compliance Officer

The Barclays Group Chief Compliance Officer is accountable to the Barclays Group CRO for the strategic and function leadership of the Compliance Function. The Chief Compliance

Officer is a member of the Barclays Group Executive Committee, enabling the Compliance Function to discharge its responsibilities properly and independently. Oversight specific accountabilities include:

◾  managing Barclays Group’s conduct and reputation risks and escalating to the Board where appropriate

◾  setting minimum standards through compliance policies applicable globally and monitoring breaches, especially for Conduct and Reputation Risks and Financial Crime

◾  inputting into compensation structures, objectives and performance management of employees who can expose Barclays to significant risk

◾  implementing a robust and effectively managed whistleblowing process on an enterprise-wide basis

◾  using mandate to access any part of the organisation and any information, bringing to the attention of line and senior management or the Board, as appropriate, any situation that is of concern from a Conduct or Reputation Risk management perspective that could materially violate the approved Risk Appetite guidelines.

Barclays Group General Counsel

The Barclays Group General Counsel is required to:

◾  develop and maintain the Legal Risk Framework

◾  define the Legal Risk Policies

◾  develop the Barclays Group-wide and Business Risk Appetite for Legal Risk.

Barclays Group Chief Controls Officer

The Chief Controls Office, led by the Barclays Group Chief Controls Officer, is responsible for overseeing the practical implementation of operational, conduct and reputation risk controls and control methodologies across the Barclays Group. The Chief Controls Office has the following key responsibilities:

◾  defining a control framework directing businesses to manage risk exposure within approved operational risk appetites, and monitoring its application;

◾  reviewing tolerances for non-financial operational risk exposures set by the business, and maintaining their appropriateness;

◾  maintaining the standard for the creation and maintenance of all control documentation in the Barclays Group; and

◾  overseeing the execution of control framework requirements consistently across the Barclays Group. Execution includes recording risk events, issues, and the completion of risk and control self-assessments.

Senior Managers Regime

A number of Members of the Board, the majority of the Barclays Group Executive Committee and a limited number of specified senior individuals are also subject to additional rules included within the Senior Managers Regime (SMR), which clarifies their accountability and responsibilities. Those designated with a Senior Manager Function under the SMR are held to four specific rules of conduct in which they must:

◾  take reasonable steps to establish that the business of the Barclays Group for which they are responsible is controlled effectively

◾  take reasonable steps to establish that the business of the Barclays Group for which they are responsible complies with relevant regulatory requirements and standards of the regulatory system

◾  take reasonable steps to make certain that any delegation of their responsibilities is to an appropriate individual and that they oversee the discharge of the delegated responsibilities effectively

◾  disclose appropriately any information to the FCA or PRA, of which they would reasonably expect notice.

Frameworks, Policies and Standards

Frameworks, policies and standards set out the governance around Barclays’ activities:

◾  Frameworks cover the management processes for a collection of related activities and define the associated policies used to govern them

◾  Policies set out control objectives, principles and other core requirements for the activities of the Barclays Group. Policies describe “what” must be done

◾  Standards set out the key controls that must be followed for the objectives set out in the Policy to be met, and who needs to carry them out. Standards describe “how” controls should be undertaken.

Frameworks, Policies and Standards are owned by the area responsible for performing the described activity.

The Barclays Group CRO is accountable for the development and implementation of frameworks, policies and associated standards for each of the Financial Principal Risks, Operational Risk and Model Risk. These must be subject to limits, monitored, reported on and escalated as required. The Barclays Group Chief Compliance Officer is likewise accountable for Conduct Risk and Reputation Risk, and the Barclays Group General Counsel for Legal Risk. The Barclays Group CRO and Barclays Group Chief Compliance Officer have the right to require amendments to any

Barclays PLC 2018 Annual Report on Form 20-F 363

Additional information

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Frameworks, Policies or Standards in the Barclays Group, for any reason, including inconsistencies or contradictions among them.

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

Internal Audit is responsible for the independent review of risk management and the control environment. Its objective is to provide reliable, valued and timely assurance to the Board and executive management over the effectiveness of controls, mitigating current and evolving material risks and thus enhancing the control culture within the Barclays Group. The Board Audit Committee reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit. An assessment by independent external advisers is also carried out periodically.

Effectiveness of risk management arrangements

The embedding of the ERMF is monitored by executive and board committees as described above. The ERMF and its component Principal Risks are subject to control testing assurance reviews to confirm its effectiveness or identify issues to be mitigated. Management and the Board are satisfied that these arrangements are appropriate given the risk profile of the Barclays Group.

Learning from our mistakes

Learning from mistakes is central to Barclays’ culture and values, demonstrating a commitment to excellence, service and stewardship and taking accountability for failure as well as success. The Barclays Group seeks to learn lessons on a continuous basis to support achievement of strategic objectives, increase operational excellence and to meet commitments to stakeholders, including colleagues, customers, shareholders and regulators.

Barclays has implemented a Barclays Group Lessons Learned process, setting out requirements for the completion of Lessons Learned assessments in response to internal and external risk events. The approach is aligned to the Three Lines of Defence model (see page 83), with businesses and functions accountable for undertaking Lessons Learned Assessments; the Second Line providing oversight and challenge; and independent review by Internal Audit.

Core components of the Lessons Learned approach include:

◾	Defined triggers for when Lessons Learned Assessments must be completed

◾	Requirements and guidance for the completion of root cause analysis to identify the causes of risk events impacting the Barclays Group

◾	Standardised Templates to report conclusions consistently to relevant management fora and committees

◾	Use of a central system to record completed Lessons Learned Assessments and to facilitate sharing across the Barclays Group.

Barclays Group’s risk culture

Risk culture can be defined as the “norms, attitudes and behaviours related to risk awareness, risk taking and risk management”.

At Barclays Group this is reflected in how colleagues identify, escalate and manage risk matters.

Our Code of Conduct – the Barclays Way

Globally, all colleagues must attest to the “Barclays Way”, our Code of Conduct, and all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the purpose and values which govern our Barclays Way of working across our business globally. It constitutes a reference point covering the aspects of colleagues’ working relationships, with other Barclays Group’s employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community.

Embedding of a values-based, conduct culture

Conduct, culture and values remain a priority of the Barclays Group Executive Committee who receive regular, detailed information from the business lines, and clearly communicate their intentions and the Barclays Group’s progress to all colleagues. The effectiveness of the risk and control environment, for which all colleagues are responsible, depends on the continued embedment of strong values. Colleagues must be willing to meet their risk management responsibilities and escalate issues on a timely basis. Please see Board Reputation Committee report on page 000 for further details.

Induction programmes support new colleagues in understanding how risk management culture and practices support how Barclays Group does business and the link to Barclays Group’s values. The Leadership Curriculum covers the building, sustaining and supporting of a trustworthy organisation and is offered to colleagues globally.

Other risk culture drivers

In addition to values and conduct, we consider the following determinants of risk culture:

◾	Management and governance: This means a consistent tone from the top and clear responsibilities to enable risk identification and challenge

◾	Motivation and incentives: The right behaviours are rewarded and modelled

◾	Competence and effectiveness: This means that colleagues are enabled to identify, escalate and resolve risk and control matters

◾	Integrity: Colleagues are willing to meet their risk management responsibilities, and escalate issues on a timely basis.

Barclays Group-wide risk management tools

To support Barclays Group-wide management of risks, the Board uses risk appetite, mandate and scale, and stress testing as key inputs in the annual planning cycle, including setting of Barclays Group’s strategy. The following describes in further detail Barclays Group-wide risk management tools used as part of this process.

Risk Appetite

Risk Appetite is defined as the level of risk which Barclays Group is prepared to accept in the conduct of its activities.

Risk Appetite sets the ‘tone from the top’ and provides a basis for ongoing dialogue between management and Board with respect to Barclays Group’s current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis.

The Risk Appetite setting process aims to consider the material risks Barclays is exposed to under its business plans.

The Risk Appetite of Barclays Group aims to:

◾	Specify the level of risk we are willing to take to enable specific risk taking activities.

◾	Consider all Principal Risks individually and, where appropriate, in aggregate.

◾	Consistently communicate the acceptable level of risk for different risk types.

Risk Appetite is approved by the Board and must be formally reviewed at least annually in conjunction with the Medium Term Planning

(MTP) process.

Risk Appetite is expressed, by the Board, as the acceptable level of deterioration in a set of key financial parameters under a severe but plausible stress scenario defined as the Adverse stress test scenario. For 2019 the key financial parameters are listed below.

364 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Measure relevant to strategy and risk	Link between strategy and risk profile

annually. The factors taken into consideration
when setting the limit include:

◾   Barclays Group Risk Appetite

◾   current exposure/MTP forecasts

◾   risk return considerations

◾   senior risk management judgement.

Profit after tax	Fundamental performance of Barclays Group and underpins Barclays Group’s capacity to make capital distributions.
Common Equity Tier 1 (CET1)	Monitors capital adequacy in relation to capital plan, targets and regulatory hurdle rates.

Based on the specified Risk Appetite, Barclays Group develops both stress loss and mandate & scale limits to control specific activities.

Stress Loss

Stress loss limits are derived from the results of the Adverse stress test scenario. Limits are a reflection of the losses absorbed by the stressed capital plans within Risk Appetite and provide a crucial link between the strategic planning process and Risk Appetite. Stress loss limits are conservatively assumed to be additive but in practice stresses may not happen at the same time. Risk management may over-allocate stress loss limits where they deem it unlikely all businesses will require full limit utilization at the same time. Aggregate utilisation across all risk types is monitored against both the aggregate of stress loss limits and losses absorbed by the stressed capital plan. It is the role of Risk to manage the over-allocation within capital constraints.

Mandate and scale

Mandate and scale is a risk management approach that seeks to formally review and control business activities to make sure that they are within mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities) based on an appropriately detailed system of limits. Using limits and triggers helps mitigate the risk of concentrations which would be out of line with expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or Barclays Group. For example, for leveraged finance and commercial property finance portfolios, there is a series of limits in place to control exposure within each business and geographic sector. To further align limits to the underlying risk characteristics, the mandate and scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development.

The mandate and scale framework is used to:

◾	limit concentration risk

◾	keep business activities within Barclays Group and individual business mandate

◾	maintain activities at an appropriate scale relative to the underlying risk and reward

◾	confirm that risk-taking is supported by appropriate expertise and capabilities and take corrective actions otherwise.

The most material mandate and scale limits are designated as A-level (Board level) and B-Level (Barclays Group level). Barclays Group limits are approved by the appropriate risk committee (e.g. Wholesale Credit Risk Management Committee) and are subject to additional escalation and governance requirements.

Further limits are set by risk managers within each business, covering particular portfolios. Unapproved excesses of limits may result in performance management and disciplinary consequences. Business limits are approved by the relevant business risk team and reportable to the relevant risk committee.

Limits reflect the nature of the risk being managed and controlled and are measured by total financing limits, LGD, stress loss or other metrics as appropriate. There is explicit identification of the exposures that are captured by limits and any material exclusion must be agreed. Limits are reviewed at least

Stress testing

Barclays Group-wide stress tests are an integrated within the MTP process and annual review of risk appetite. They aim to check that

Barclays Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress, allowing Barclays to make changes to plans as necessary. Barclays Group-wide stress testing process is supported by a Capital Stress Testing Standard which sets out the minimum control requirements and defines clear roles and responsibilities across businesses and central functions. The results also feed into our internal capital adequacy assessment process (ICAAP).

The following diagram outlines the key steps in Barclays Group-wide stress testing process, which are described below.

Barclays Group-wide stress testing process begins with a detailed scenario setting process, with the GRC and BRC agreeing the range of scenarios to be tested. The scenarios are designed to be severe but plausible, and relevant to the business. A wide range of macroeconomic parameters are defined (such as GDP, unemployment, house prices, FX and interest rates), which allows the impact of the scenarios across the wide range of products and portfolios to be assessed across Barclays Group.

Businesses prepare detailed MTP business plans which form the baseline for the stress test assessment. The stress test process aims to support this level of complexity, using bottom-up analysis across all of our businesses including both on- and off-balance sheet positions, and combines running statistical models with expert judgement. An overview of the stress testing approach by

Barclays PLC 2018 Annual Report on Form 20-F 365

Additional information

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Principal Risk is provided in the table on page 000. As part of their stress test assessments, businesses are also required to identify potential management actions that could be taken to mitigate the impact of stress and document these within their results.

The governance process in place includes a detailed review of stress testing methodology, assumptions, judgements, results and management actions within each business

(including sign-off by business CROs and CFOs) and by central functions.

The businesses stress test results are consolidated to form a Barclays Group view which is used to assess the stress impact on Barclays Group’s capital plans. For the latter, capital management actions such as reducing dividends or redeeming certain capital instruments may be considered. Barclays Group also maintains recovery plans which take into consideration actions to facilitate recovery from severe stress or an orderly resolution. These actions are additional to those included in Barclays Group-wide stress testing results.

The overall stress testing results are reviewed and signed off by the Board, following review by the Stress Testing Steering Committee, the Group Risk Committee and the Board Risk Committee.

Summary of methodologies for Barclays Group-wide stress testing by risk type
Principal Risk	Stress testing approach

Credit risk

◾  Credit risk impairment: For retail portfolios businesses use statistical models to establish a relationship between IFRS9 impairment loss levels and key macroeconomic parameters such as GDP, inflation and unemployment, incorporating credit quality migration analysis to estimate stressed levels. In addition, house price reductions (for mortgages), increased customer drawdowns (for revolving facilities) and higher interest rates impacting customer affordability lead to higher losses which also contribute to increased impairment levels. For wholesale portfolios the stress shocks on credit risk drivers (PDs, LGDs and EADs) are primarily calibrated using historical and expected relationships with key macro-economic parameters.

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

Treasury and Capital Risk	◾ Funding risk:

The risk of a mismatch between assets and liabilities, leading to funding difficulties, is assessed. Businesses apply scenario variables to forecasts of customer loans and advances and deposits levels, taking into account management actions to mitigate the impact of the stress which may affect business volumes. Barclays Group funding requirement under stress is then estimated and takes into account lower availability of funds in the market.

◾ The analysis of treasury and capital risk also contributes to the estimate of stressed income and costs:

– Stress impact on non-interest income is primarily driven by lower projected business volumes and hence lower income from fees and commissions

–  Impact on net interest income is driven by stressed margins, which depend on the level of interest rates under stress as well as funding costs, and on stressed balance sheet volumes. This can be partly mitigated by management actions that may include repricing of variable rate products, taking into account interbank lending rates under stress

–  The impact on costs is mainly driven by business volumes and exchange rates with management actions to partly offset profit reductions (due to impairment increases and decreases in income) such as headcount reductions and lower performance costs.

◾ Capital Risk:

Capital risk is assessed by taking all modelled risk impacts as part of the stress test (as listed above) into consideration when assessing Barclays Group’s ability to withstand a severe stress. The stressed results are considered against internally agreed risk appetite levels but also regulatory minima and perceived market expectations. The MTP can only be agreed by the Board if this is within the agreed risk appetite levels under stress.

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

366 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Principal Risk	Stress testing approach
Operational risk

◾  Operational risk loss projections take into account the effect of the stressed economic scenario. Operational risk is also included in the reverse stress testing framework through scenario assessment of idiosyncratic operational risk events.

Model risk	◾ IVU reviews the models and assumptions used in the MTP and stress test and may request the application of overlays to address model deficiencies.
Conduct risk	◾ Redress/Remediation: Businesses review existing provisions and include additional provisions in MTP if required.

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

In 2018, the internal Barclays Group-wide stress testing exercise was run as part of the MTP process, where Barclays Group assessed the impact of an “Adverse” global recession scenario. This was used for the MTP Risk Review and risk appetite setting process.

Barclays Group-wide stress testing framework also includes reverse stress testing techniques, which aim to identify the circumstances under which Barclays Group’s business model would no longer be viable, leading to a significant change in business strategy and to the identification of appropriate mitigating actions. Examples include extreme macroeconomic downturn (‘severely adverse’) scenarios, or specific idiosyncratic events, covering both operational risk and capital/liquidity events.

Reverse stress testing is used to help support ongoing risk management and is an input to our Recovery Planning process.

Business and risk type specific stress tests

Stress testing techniques at portfolio and product level are also used to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of loss rates to determine profitability hurdles for new accounts. In the United Kingdom mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In the Corporate and Investment Bank, global scenario testing is used to gauge potential losses that could arise in conditions of a severe but plausible market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Regulatory stress testing

In addition to running internal Barclays Group-wide stress tests, Barclays Group also runs regulatory stress tests. In 2018, the PRA ran its annual concurrent stress testing of the major UK banks, which was based on the Bank of England (BoE) stress scenario. The results of the stress test were published in December 2018, and support the BoE’s aim for increased transparency as part of its stress testing framework.

Barclays Group is also subject to stress testing by non-UK regulators which includes the European Banking Authority (EBA) and the US Federal Reserve CCAR process (which focuses on the US domicile legal entity). For 2018 the results of the EBA stress test were published in November 2018 with the CCAR stress test results published by the US Federal Reserve in June 2018.

Risk management in the setting of strategy

The risk appetite and (internal) stress testing processes described above form the basis of the risk review of the Medium Term Plan (MTP), performed annually. The MTP embeds Barclays Group’s objectives into detailed business plans taking into account the likely business and macroeconomic environment. The strategy is informed by the risk review process, which includes reviewing Barclays Group’s risk profile and setting of risk appetite.

◾  The MTP risk review process includes a review of the proposed risk appetite by the business, including assessment of business plans under stress which is used to inform the MTP.

◾  If the business’ plans entail too high a level of risk, management can challenge them. This assessment is based on a comparison of the businesses’ own risk appetite assessment reflected in their business plans (‘bottom-up’ risk appetite) with the central risk team’s view (‘top-down’ risk appetite) based on the financial constraints set by the Board for Barclays Group.

◾  Businesses may be asked to update their business plans until the bottom-up risk appetite is within top-down appetite. There is also a detailed review of the stressed estimates and the methodology used to translate the economic scenario to these stressed estimates, as well as the management actions included in the businesses’ results to verify that these are appropriate and realistic in a stressed environment.

◾  Risk review meetings are held with the CFO, CRO and Treasurer of each business, where they present their business plans to Barclays Group CRO and Finance Director. The findings from the risk reviews are discussed, including the risk appetite proposals and stress testing results. Businesses may be required to change their business plans as a result of these meetings.

◾  Interim internal capital adequacy assessments inform the capital planning process and are reviewed during the Risk Review meetings. These assessments are refreshed based on year-end positions and reflected in the ICAAP.

◾  The MTP Risk Review further reviews the Risk Register outlining the risk profile of businesses to confirm the completeness of risk appetite, capital adequacy assessments and Barclays Group-wide internal stress test.

The BRC has overall responsibility for reviewing Barclays Group’s risk profile and making appropriate recommendations to the Board. The Board is ultimately responsible for approving the MTP and Barclays Group’s risk appetite. The risk appetite process allows senior management and the Board to understand the MTP’s sensitivities by risk type, and includes a set of limits to help maintain Barclays Group stays within it risk appetite, as described above.

Barclays PLC 2018 Annual Report on Form 20-F 367

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

This section discusses the organisation specific to the management of credit risks, and provides details of the calculation of risk weighted assets under the Internal Ratings Based approach of the Basel framework.

◾  Pages 368 to 375 cover the aspects of the Group’s risk management framework specific to credit risk, including committees and Barclays Group’s reporting structure

◾  As 63% of our regulatory capital is for credit risk, we devote pages 376 to 384 to detailing how we approach the internal ratings models, and how the framework supports risk differentiation and management.

368 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

Credit risk

The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

Overview

The credit risk that Barclays Group faces arises from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients; trading activities, including: debt securities, settlement balances with market counterparties, FVOCI assets and reverse repurchase loans.

Credit risk management objectives are to:

4.	maintain a framework of controls to oversee credit risk;

5.	identify, assess and measure credit risk clearly and accurately across Barclays Group and within each separate business, from the level of individual facilities up to the total portfolio;

6.	control and plan credit risk taking in line with external stakeholder expectations and avoiding undesirable concentrations;

7.	monitor credit risk and adherence to agreed controls.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are greater in number but lesser in value and are, therefore, managed in aggregated segments.

The credit risk management teams in each legal entity are accountable to the relevant Legal Entity CRO, who reports to the Barclays Group CRO.

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting approval strategies for transactions (principally retail); setting risk appetite; monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; performing effective turnaround and workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery processes/units for retail portfolios; and development of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers assigned the higher levels of delegated authority. The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority, require the support of a legal entity Senior Credit Officer. For exposures in excess of the legal entity Senior Credit Officer’s authority, approval by Group Senior Credit Officer/Board Risk Committee is also required. The Barclays Group Credit Risk Committee, attended by legal entity Senior Credit Officers, provides a formal mechanism for the Barclays Group Senior Credit Officer to exercise the highest level of credit authority over the most material Barclays Group single name exposures.

In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Barclays Group-wide direction, oversight and challenge of credit risk taking. Central Risk sets the Credit Risk Control Framework, which provides the structure within which credit risk is managed, together with supporting credit risk policies and standards.

Reporting

Barclays Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and maintaining that its balance sheet correctly reflects the value of the assets in accordance with applicable accounting principles. This process can be summarised in five broad stages:

◾	measuring exposures and concentrations

◾	monitoring performance and asset quality

◾	monitoring for weaknesses in portfolios

◾	raising allowances for impairment and other credit provisions

◾	returning assets to a performing status or writing off assets when the whole or part of a debt is considered irrecoverable.

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Barclays Group although it is also exposed to other forms of credit risk through, for example, loans and advances to banks, loan commitments and debt securities. Risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data.

Barclays PLC 2018 Annual Report on Form 20-F 369

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

Loan loss rate (bps) – longer-term trends

Notes

a	Restated to reflect the impact of IFRS10, which results in some former Exit Quadrant exposures being recorded at fair value from 2012 onwards
b	Figures from 2015 onwards exclude Africa

One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties or customers are engaged in similar activities or geographies, and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. As a result, the Barclays Group constantly reviews its concentration in a number of areas including, for example, geography, maturity and industry.

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

Monitoring performance and asset quality

Trends in the quality of Barclays Group’s loan portfolio are monitored in a number of ways including tracking loan loss rate and coverage ratios.

Loan loss rate

The loan loss rate (LLR) provides a way of consistently monitoring trends in loan portfolio quality at Barclays Group, business and product levels. The LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances. Details of the LLR for the current period may be found in the Credit Risk Performance section on page xx in the 2018 Annual Report.

Coverage ratios

Loans and advances total impairment coverage

Total coverage ratios will vary according to the type of product. The increase in 2017 reflects the transition to the new accounting standard IFRS9. Overall, coverage ratios would therefore be expected to remain fairly steady over a defined period of time but in principle, a number of factors may affect Barclays Group’s overall coverage ratios, including:

◾  The mix of products: coverage ratios will tend to be lower when there is a high proportion of secured Retail and corporate balances. This is due to the fact that the recovery outlook on these types of exposures is typically higher than Retail unsecured products, with the result that they will have lower impairment requirements;

◾  The stage in the economic cycle: coverage ratios will tend to be lower in the earlier stages of deterioration in credit conditions. At this stage, Retail delinquent balances will be predominantly in the early delinquency cycles and corporate names will have only recently shown signs of deterioration;

◾  Staging: coverage ratios will tend to be higher when there is a high proportion of balances that have met the criteria for significant increase in credit loss with associated expected credit losses (ECL) moving from a 12-month to a lifetime assessment; and

◾  Write-off policies: the speed with which defaulted assets are written off will affect coverage ratios. The more quickly assets are written off, the lower the ratios will be, since stock with 100% coverage will tend to roll out of more quickly.

Details of the coverage ratios for the current period are shown in the above chart and may be found in the analysis of loans and advances and impairment section at page xx in the 2018 Annual Report.

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

Wholesale portfolios1

Within the Wholesale portfolios, the Basel definitions of default are used as default indicators which have been aligned to the

IFRS9. Group definitions of default used are:

◾  Barclays Group puts the credit obligation on a non-accrued status;

◾  Barclays Group makes a charge-off or account specific identified impairment resulting from a significant perceived decline in credit quality;

◾  Barclays Group sells the credit obligation at a material credit-related economic loss;

1 Includes certain Business Banking facilities which are recorded as Retail for management purposes.

370 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

◾  Barclays Group triggers a petition for obligor’s bankruptcy or similar order;

◾  Barclays Group becomes aware of the obligor having sought or having been placed in bankruptcy or similar protection where this would avoid or delay repayment of the credit obligation to Barclays Group;

◾  Barclays Group becomes aware of an acceleration of an obligation by a firm;

◾  where the obligor is a bank – revocation of authorisation;

◾  where the obligor is a sovereign – trigger of default definition of an approved External Credit Assessment Institution (ECAI) such as a rating agency;

◾  Obligor past due more than 90 days on any material credit obligation to Barclays Group.

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watchlists (WL) comprising four categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Examples of heightened levels of risk may include, for example:

◾  a material reduction in profits;

◾  a material reduction in the value of collateral held;

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

While all counterparties, regardless of financial health, are subject to a full review of all facilities on at least an annual basis, more frequent interim reviews may be undertaken should circumstances dictate. Specialist recovery functions deal with counterparties in higher levels of WL, default, collection or insolvency. Their mandate is to maximise shareholder value, ideally via working intensively with the counterparty to help them to either return to financial health or, in the cases of insolvency, obtain the orderly and timely recovery of impaired debts. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate watchlist category.

Retail portfolios

Within the Retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential credit weaknesses to be monitored on a portfolio basis. Retail accounts can be classified according to specified categories of arrears status (or 30-day cycle), which reflects the level of contractual payments which are overdue. An outstanding balance is deemed to be delinquent when it is one day or “one penny” down.

Once a loan has passed through a prescribed number of cycles, normally six, it will be charged-off and enter recovery status. Charge-off refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. In most cases, charge-off will result in the account moving to a legal recovery function or debt sale. This will typically occur after an account has been managed by a collections function. However, in certain cases, an account may be charged off directly from a performing status, such as in the case of insolvency or death.

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

Returning assets to a performing status

Wholesale portfolios

In Wholesale portfolios, an account may only be returned to a performing status when it ceases to have any actual or perceived financial stress and no longer meets any of the watchlist criteria, or once facilities have been fully repaid or cancelled. Unless a facility is fully repaid or cancelled, the decision in Corporate Banking to return an account to performing status may only be taken by the credit risk team, while within the Investment Bank, the decision can only be taken by the BI Watch List Committee.

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

Barclays PLC 2018 Annual Report on Form 20-F 371

Additional information

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

Recovery units

Recovery units are responsible for exposures where deterioration of the counterparty/ customer credit profile is severe, to the extent that timely or full recovery of exposure is considered unlikely and default has occurred or is likely in the short term. Recovery teams set and implement strategies to recover Barclays Group’s exposure through realisation of assets and collateral, in co-operation with counterparties/customers and where this is not possible through insolvency and legal procedures.

In Wholesale, for a case to be transferred to a recovery unit, it must be in default and have ceased to actively trade or be in insolvency. In Retail, the timings of the charge-off points to recovery units are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six missed contractual payments (180 days past due date of contractual obligation) unless a Forbearance programme is agreed. Early points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification. See recovery information included in Analysis of Specific Portfolio and Asset Types section on page xx in the 2017 Annual Report.

Foreclosures in process and properties in possession

Foreclosure is the process where Barclays Group initiates legal action against a customer, with the intention of terminating the loan agreement whereby Barclays Group may repossess the property subject to local law and recover amounts it is owed. This process can be initiated by Barclays Group independent of the impairment treatment.

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

Held as ’loans and advances to customers’ (UK and Italy) refers to the properties where the customer continues to retain legal title but where Barclays Group has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset, or the court has ordered the auction of the property.

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

In 2018, total write-offs of impaired financial assets decreased 6% to £2.2bn (2017: £2.3bn).

Total write-off of impaired financial assets (£m)

Assessment of Impairment Under IFRS9

From 1 January 2018, a new accounting standard, IFRS 9, became effective which prescribes the rules for measuring impairment allowances for financial assets. Under the IFRS9 accounting standard, businesses are required to assess and recognise Expected

Credit Losses (ECL) on financial assets from the point of origination or purchase, and to update said assessment at each reporting date, reflecting changes in the credit risk of the financial asset.

ECL represents present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, i.e. the difference between cash flows due under the contract and the cash flows that the business now expects to receive. Given ECLs take into account both the amount and the timing of payments, a credit loss may result if a contractual payment is missed or received late, even if the debt is ultimately paid in full. ECL assessments must reflect an unbiased and probability weighted assessment of a range of possible outcomes, including reasonable and supportable information about future economic conditions.

Exposures must be assessed and assigned to one of the following populations at each reporting point:

◾	Stage 1: Performing risk assets.

In scope items classified as stage 1 exposure for IFRS9 purposes are those assets performing in line with expectations in place at the point of origination/acquisition. This includes new originations or purchased assets (from the point of initial origination), but excludes exposures deemed credit impaired at point of origination.

Businesses must recognise an impairment allowance equal to 12 months expected credit losses. This allowance must be raised at point of initial reporting of an asset and the assessment updated at each subsequent reporting point.

◾	Stage 2: Significantly deteriorated risk assets.

Assets classified as stage 2 exposures for IFRS9 purposes are those where credit risk has significantly increased compared with expectations at point of origination/ acquisition, but which are not yet considered ‘Credit Impaired’.

372 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

In order to maintain that individual exposures or groups of assets are correctly classified as stage 2 assets, businesses must undertake regular assessments to identify whether a significant increase in credit risk has occurred since initial recognition. This must take the form of the following:

– Quantitative Test

Where the residual annualised weighted average lifetime PD for an individual exposure at the latest reporting date shows a material deterioration compared with that at the origination/acquisition point, then the assets must be classified under stage 2 as having significantly increased credit risk.

The assessment of materiality, i.e. at what point the PD increase is deemed ‘significant’, is based upon analysis of the portfolios risk profile against a common set of defined principles and key performance metrics.

– Qualitative Test

For personal banking assets managed under Retail Portfolios, accounts meeting the portfolios ‘high risk’ criteria, must be classified under stage 2 as having significantly increased credit risk. For Wholesale portfolios and Business Banking assets managed under Retail portfolios where accounts are managed under the Watch List framework, then customers on WL 2/3, not breaching the quantitative test must be classified under stage 2 as having SICR. Obligors on WL1 may be classified as stage 1 for a maximum period of 6 months. In exceptional circumstances for an obligor on WL2 where it can be proven that a specific exposure is not deteriorated e.g. it is newly originated and therefore cannot have deteriorated, stage 1 ECL may be applied.

– Backstop Criteria

For Retail portfolios, adverse changes in payment status must be considered within the assessment, and accounts 1 or more contractual payment in arrears at reporting date classified under stage 2, except where:

a.	The missed payment is a result of a bank error or technical issue;

b.

The arrears can be analytically proven not to represent deterioration from risk performance expectations at point of origination/acquisition, e.g. where there is a very small period between cycle point and reporting date. Such exceptions must be approved by the GCRD or nominated delegate. Exposures at 30 days or more past contractual payment due date at the reporting date must be classified as stage 2 assets without exception.

For Wholesale portfolios adverse changes in payment status must be considered within the assessment, and accounts with contractual payment 30 days or more in arrears at reporting date are included within the entry criteria for stage 2, except where the missed payment is a result of a proven bank error or administrative issue. Where 30 days is used it must be proven that this is a backstop, not a lead driver of exposure moving to stage 2.

Where the assessment of SICR is undertaken on a collective basis, assets must be grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors.

Businesses must raise an impairment allowance equivalent to the latest assessment of lifetime expected credit losses. This increased allowance must be recognised at the first reporting point following entry to stage 2 and the assessment updated at each subsequent reporting date.

The assessment of lifetime ECLs for stage 2 (and stage 3) assets must consider the maximum contractual period over which the business is exposed to credit risk, including the impact of permitted extensions and pre-payments, i.e. those available at the option of the borrower to which the business must agree.

For loan commitments, the lifetime assessment period is normally the maximum contractual life, i.e. the period from the point the loan commitment is established to closure/full repayment of the exposure. However, where customer use of contractually available pre-payments and/ or extension has a material impact on the expected life of the asset, then use of behavioural life may be justified.

For revolving credit facilities, the lifetime assessment period may extend beyond the contractual life to include the period over which the business is expected to be exposed to credit risk, based on historical experience i.e. an assessment of the average time to default, closure or withdrawal of the facility.

Assets may be removed from stage 2 and re-assigned to stage 1 once there is objective evidence that the criteria used to indicate a significant increase in credit risk are no longer met.

◾	Stage 3: Credit impaired risk assets.

Assets classified as stage 3 exposures for IFRS9 purposes are those where credit risk has increased to a point where they are now considered ‘Credit Impaired’. For Retail portfolios, this incorporates all accounts in forbearance, regardless of whether classified as performing or non-performing for EBA reporting purposes. For Wholesale portfolios cases of forbearance not captured by stage 3 (i.e. those not meeting the regulatory definition of default - EBA classification of non-performing) must be classified as stage 2 until such time as the relevant forbearance probation period has been completed.

Businesses must raise an impairment allowance equivalent to the latest assessment of lifetime expected credit losses, i.e. on the same basis as for stage 2 assets.

For Single Name Wholesale Assets, a threshold approach is taken with stage 3 impairment calculated individually. A discounted cash flow is completed establishing a base estimated impairment allowance, derived from the difference between asset carrying values and the recoverable amount.

Where the base allowance is greater than GBP 10m, a bespoke assessment is performed reflecting individual work out strategies. The assessment is clearly and specifically articulated including how general economic scenarios and downside analyses have been applied.

Interest and fee income on stage 3 assets is recognised based on the net amortised value, i.e. the gross carrying amount adjusted for the loss allowance in line with IFRS principles.

For exposures that are considered credit-impaired on purchase or origination, lifetime ECLs must be taken into account within the estimated cash flows at point of initial recognition, and the asset classified as stage 3.

In subsequent reporting periods, businesses must recognise cumulative changes in lifetime ECLs since initial recognition as a loss allowance, i.e. the amount of change in lifetime ECLs is treated as an impairment gain or loss. Assets may only exit stage 3 and be reclassified into stage 1 or stage 2 once the original default trigger event no longer applies.

To fully embed this new standard into businesses, management requires frequent periodic reviews of ECL performance across Barclays Group both in isolation and, more importantly, in comparison to the underlying performance of portfolios and product types.

Review and challenge is carried out through a hierarchy of committees confirming both the adequacy of provisions under the ECL requirements and that all policies, standards and processes have been adhered to (see below) and that appropriate controls are evidenced.

Barclays PLC 2018 Annual Report on Form 20-F 373

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

Governance and oversight of impairment under IFRS 9

Barclays Group’s organisational structure and internal governance processes oversee the estimation of ECL across several areas, including: i) setting requirements in policy, including key assumptions and the application of key judgements; ii) the design and execution of models; and iii) review of ECL results.

i.

Impairment policy requirements are set and reviewed regularly, at a minimum annually, to maintain adherence to accounting standards. Key judgements inherent in policy, including the estimated life of revolving credit facilities and the quantitative criteria for assessing the SICR, are separately supported by analytical study. In particular, the quantitative thresholds used for assessing SICR are subject to a number of internal validation criteria, particularly in retail portfolios where thresholds decrease as the origination PD of each facility increases. Key policy requirements are also typically aligned to Barclays Group’s credit risk management strategy and practices, for example, wholesale customers that are risk managed on an individual basis are assessed for ECL on an individual basis upon entering Stage 3; furthermore, key internal risk management indicators of high risk are used to set SICR policy, for example, retail customers identified as High Risk Management Accounts are automatically deemed to have met the SICR criteria.

ii.

ECL is estimated in line with internal policy requirements using models which are validated by a qualified independent party to the model development area, the Independent Validation Unit (IVU), before first use and at a minimum annually thereafter. Each model is designated an owner who is responsible for:

◾	Monitoring the performance of the model, which includes comparing predicted ECL versus flow into stage 3 and coverage ratios; and

◾	Proposing post-model adjustments (PMA) to address model weaknesses or to account for situations where known or expected risk factors and information have not been considered in the modelling process. Each PMA above an absolute and relative threshold is approved by the IVU for a set time period (usually a maximum of six months) together with a plan for remediation. The most material PMAs are also approved by the Barclays Group’s Chief Risk Officer.

Models must also assess ECL across a range of future economic conditions. These economic scenarios are generated via an independent model and ultimately set by the Senior Scenario Review Committee. Economic scenarios are regenerated at a minimum annually, to align with Barclays Group’s medium term planning exercise, but also if the external consensus of the UK or US economy materially worsen. Each model used in the estimation of ECL, including key inputs, are governed by a series of internal controls, which include the validation of completeness and accuracy of data in golden source systems, documented data transformations and documented lineage of data transfers between systems.

iii.

The Barclays Group’s Impairment Committee, formed of members from both Finance and Risk and attended by both the Barclays Group’s Finance Director and the Barclays Group’s Chief Risk Officer, is responsible for overseeing impairment policy and practice across Barclays Group and will approve impairment results. Reported results and key messages are communicated to the Barclays Group’s Board Audit Committee, which has an oversight role and provides challenge of key assumptions, including the basis of the scenarios adopted.

Forbearance and other concession programmes

Forbearance programmes

Forbearance takes place when a concession is made on the contractual terms of a facility in response to an obligor’s financial difficulties.

Barclays Group offers forbearance programmes to assist customers and clients in financial difficulty through agreements that may include accepting less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays Group or a third party.

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

Where a concession is granted that is not a result of financial difficulty and/or is within

Barclays Group’s current market terms, the concession would not amount to forbearance. For example, a commercially balanced restructure within the Barclays Group’s current terms which involves the granting of concessions and receiving risk mitigation/ structural enhancement of benefit to Barclays

Group would not be indicative of forbearance.

Forbearance is not deemed to have occurred in the following situations:

◾	There is a pending maturity event anticipated at the onset of lending i.e. the loan was never structured to amortise to zero.

◾	A maturity extension or a temporary covenant waiver (e.g. short term standstill) is granted to support a period of negotiation, subject to Barclays Group being satisfied that:

–	the debtor is actively pursuing refinancing or the sale of an asset enabling full repayment at expiry of the extended term

–	no loss is anticipated

–	payments of interest and capital continues as originally scheduled,

–	there is a high probability of a successful outcome within a “reasonable” time scale (6 months for bilateral facilities, 9 months for multi-lender).

◾	Immaterial amendments to lending terms are agreed, including changes to non-financial internal risk triggers that are only used for internal monitoring purposes.

Forbearance is considered evidence of a Significant Increase in Credit Risk and all forborne debtors are impaired as IFRS9 stage 2 (Lifetime Expected Credit Loss) regardless of Watch List category as a minimum for the lifetime of the forbearance. Those forbearance cases in regulatory default will attract stage 3 impairment treatment.

374 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

Debtors granted forbearance are classified on watch list (WL) for the duration of the forbearance. Counterparties placed on WL status are subject to increased levels of credit risk oversight.

Forborne debtors are classified for reporting as either Performing or Non-Performing.

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

Performing debtors are classified as debtors that are less than 30 days past due and are without risk of non-payment.

Non-performing status remains in force for a minimum 12 months from the date of classification before the debtor can be considered for performing status. Performing debtors remain forborne for a minimum 24 months before forborne status may be reviewed. The minimum time spent in forbearance for a case that is Non-Performing at the point forbearance is granted is therefore 36 months.

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

When an account is placed into a programme of forbearance, the asset will be classified as such until a defined cure period has been successfully completed, incorporating a successful track record of payment in line with the revised terms, upon which it will be returned to the up-to-date book. When Barclays Group agrees a forbearance programme with a customer, impairment allowances recognise the impact on cash flows of the agreement to receive less than the original contractual payments. The Retail Impairment Policy prescribes the methodology for the impairment of forbearance assets, in line with the new IFRS9 methodology adopted in January 2018. Forborne exposures are classified as stage 3 (credit impaired) assets under IFRS9, resulting in higher impairment than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

When customers exit forbearance, the accounts are ring-fenced as High Risk within the up-to-date book for a period of at least twelve months.

Barclays has continued to assist customers in financial difficulty through the use of forbearance programmes. However, the extent of forbearance offered by Barclays Group to customers and clients remains small in comparison to the overall size of the loan book.

The level of forbearance extended to customers in other Retail portfolios is not material and, typically, does not currently play a significant part in the way customer relationships are managed. However, additional portfolios will be added to this disclosure should the forbearance in respect of such portfolios become material.

A Retail loan is not considered to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all underwriting criteria. In this case it would be treated as a new loan. In the normal course of business, customers who are not in financial difficulties frequently apply for new loan terms, for example to take advantage of a lower interest rate or to secure a further advance on a mortgage product. Where these applications meet our underwriting criteria and the loan is made at market interest rates, the loan is not classified as being in forbearance. Only in circumstances where a customer has requested a term extension, interest rate reduction or further advance and there is evidence of financial difficulty is the loan classified as forbearance and included in our disclosures on forbearance on page xx of the 2018 Annual Report.

Please see the credit risk performance section on page xx of the 2018 Annual Report for details of principal Wholesale and Retail assets currently in forbearance.

Other programmes

Retail re-aging activity

Re-aging refers to the placing of an account into an up-to-date position without the requisite repayment of arrears. The re-age policy applies to revolving products that have a minimum payment requirement only. No reduction is made to the minimum due payment amounts which are calculated, as a percentage of balance, with any unpaid principal included in the calculation of the following month’s minimum due payment.

The changes in timing of cash flows following re-aging do not result in any additional cost to Barclays Group. The following are the conditions required to be met before a re-age may occur:

◾	the account must not have been previously charged off or written off

◾	the borrower cannot be bankrupt, subject to an Individual Voluntary Arrangement (a UK contractual arrangement with creditors for individuals wishing to avoid bankruptcy), or deceased

◾	the borrower must show a renewed willingness and ability to repay the debt. This will be achieved by the borrower making at least three consecutive contractual monthly payments or the equivalent cumulative amount. Contractual monthly payment is defined as the contractual minimum due. Funds may not be advanced for any part of this

◾	no account should be re-aged more than once within any twelve-month period, or more than twice in a five-year period.

Re-aged assets are included in portfolios High Risk population, and are classified as stage 2 assets (i.e. as having significantly increases credit risk) for IFRS9 impairment purposes. This results in an appropriately higher impairment allowance being recognised on the assets.

Retail small arrears capitalisation

All small arrears capitalisations are now considered a form of Forbearance, based on the European Banking Authority’s requirements for Supervisory Reporting on Forbearance and Non-Performing exposures.

Barclays PLC 2018 Annual Report on Form 20-F 375

Additional information

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

Commercial real estate loans will frequently incorporate a bullet repayment element at maturity. Where this is the case, deals are sized and structured to enable Barclays Group to term out the loan if the client were unable to refinance the loan at expiry. Credit review will incorporate an examination of various factors that are central to this consideration, such as tenant quality, tenancy agreement (including break clauses), property quality and interest rate sensitivity. Loans to small and medium enterprises (SMEs) will typically be either revolving credit lines to cover working capital needs or amortising exposures, with periodic refinancing to give the opportunity to review structure, pricing, etc.

Environmental risk

Environmental risk is recognised as a mainstream credit risk issue and Barclays Group has a dedicated Environmental Risk Management team, as part of the Group Credit Risk Management function. Environmental issues are considered in credit risk assessment, and environmental risk standards are included in the Wholesale Credit Risk Control Framework.

Barclays Group’s approach to environmental credit risk management addresses risk under two categories, namely Direct risk and Indirect risk, which are covered below.

Direct risk can arise when Barclays Group takes commercial land as collateral. In many jurisdictions, enforcement of a commercial mortgage by Barclays Group, leading to possession, potentially renders Barclays Group liable for the costs of remediating a site if deemed by the regulator to be contaminated, including for pre-existing conditions. In the UK, Barclays Group’s approach requires commercial land, if being pledged as collateral, to be subject to a screening mechanism. Where required, a further assessment of the commercial history of a piece of land and its potential for environmental contamination helps reflect any potential environmental degradation in the value ascribed to that security. It also identifies potential liabilities which may be incurred by Barclays Group, if realisation of the security were to become likely.

Indirect risk can arise when environmental issues may impact the creditworthiness of the borrower. For instance, incremental costs may be incurred in upgrading a business’ operations to meet emerging environmental regulations or tightening standards. In other circumstances, failure to meet those standards may lead to fines. Environmental impacts on businesses may also include shifts in the market demand for goods or services generated by our customers, or changing supply chain pressures. Environmental considerations affecting our clients can be varied. Barclays Group has developed a series of environmental risk briefing notes, covering ten broad industry headings ranging from Agriculture and Fisheries to Oil and Gas, from Mining and Metals to Utilities and Waste

Management. These briefing notes are available to colleagues in business development and credit risk functions across the organisation, outlining the nature of environmental and social risks of which to be aware, as well as the factors which mitigate those risks.

The growing importance of climate change as a source of indirect risk is increasingly being recognized in credit policy discussions. Climate risk can arise as physical risk, where changing weather patterns may adversely impact a client’s operations, their access to critical resources, their supply chains or their distribution networks. It can also be a transition risk if movement to a lower carbon economy increases the costs or reduces the demand for their products or services. Climate risks are assessed at a relationship level or on a transactional level, such as assessing a client’s perspective on the potential impacts of the climate change agenda on their operations, and the extent to which such impacts are reflected in their business planning assumptions.

Barclays is a member of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), and signed the Statement of Support for the TCFD Recommendations, which were published in June 2017. The TCFD recommendations aim to improve the disclosure of information to allow investors, regulators and other stakeholders to better assess and manage the risks and opportunities resulting from climate change; we rely on appropriate disclosures from clients to inform our own climate-related sector risk management. Clear understanding and analysis of potential financial risks and opportunities in short, medium and longer term horizons is still at an early stage. We anticipate that disclosures will continue to develop over time, supported by improved analytical tools, data and market practice. This will support Barclays as a user of climate disclosures across industry sectors and subsequently inform our own disclosures as a preparer. We provide summary disclosures on page 26 of the Barclays PLC Annual Report 2018 with additional detail, including results of pilot scenario analysis and wider activity in 2018, available in the Barclays PLC Environmental Social Governance Report 2018.

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

376 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

Applications of internal ratings

The three components – PD, LGD and CF – are the building blocks used in a variety of applications that measure credit risk across the entire portfolio:

◾	credit approval: PD models are used in the approval process in both retail and wholesale portfolios. In high-volume retail portfolios, application and behaviour scorecards are frequently used as decision-making tools. In wholesale and some retail mortgage portfolios, PD models are used to direct applications to an appropriate credit-sanctioning level

◾	credit grading: this was originally introduced in the early 1990s to provide a common measure of risk across Barclays Group. Barclays now employs a 21-point scale of default probabilities. In some applications, grades in this scale are divided further to permit more detailed analysis.

◾	risk-reward and pricing: PD, LGD and CF estimates are used to assess the profitability of deals and portfolios and to facilitate risk-adjusted pricing and strategy decisions

◾	risk appetite: estimates are used to calculate the expected loss and the potential volatility of loss in Barclays Group’s risk appetite framework. See page 363

◾	impairment calculation: under IFRS9, ECL outputs are produced based on PD, EAD and CF IRB feeder models, with scenario and weighting. See page 372

◾	collections and recoveries: model outputs are used to identify segments of the portfolio where collection and recovery efforts should be prioritised

◾	economic capital (EC) calculation: most EC calculations use similar inputs as the regulatory capital (RC) process

◾	risk management information: Risk generate reports to inform senior management on issues such as business performance, risk appetite and EC consumption. Model outputs are used as key indicators in those reports. Risk also generates regular reports on model risk, which covers model accuracy, model use, input data integrity and regulatory compliance among other issues.

Ratings processes and models for credit exposures

Wholesale credit

To construct ratings for wholesale customers, including financial institutions, corporations, specialised lending, purchased corporate receivables and equity exposures, Barclays complements its internal models suite with external models and rating agencies’ information. A model hierarchy is in place requiring users/credit officers to adopt a consistent approach/model to rate each counterparty based on the asset class type and the nature of the transaction.

Wholesale PD models

Barclays employs a range of methods in the construction of these models:

◾	statistical models are used for our high volume portfolios such as small or medium enterprises (SME). The models are typically built using large amounts of internal data, combined with supplemental data from external data suppliers where available. Wherever external data is sourced to validate or enhance internally held data, similar data quality standards to those applicable to the internal data management are enforced.

◾	structural models incorporate, in their specification, the elements of the industry-accepted Merton framework to identify the distance to default for a counterparty. This relies upon the modeller having access to specific time series data or data proxies for the portfolio. Data samples used to build and validate these models are typically constructed by appropriately combining data sets from internal default observations with comparable externally obtained data sets from commercial providers such as rating agencies and industry data gathering consortia.

◾	expert lender models are used for those parts of the portfolio where there is insufficient internal or external data to support the construction of a statistically robust model. These models utilise the knowledge and in-depth expertise of the senior credit officers dealing with the specific customer type being modelled. For all portfolios with a low number of default observations, Barclays Group adopts specific regulatory rules, methodologies and floors in its estimates so that the calibration of the model meets the current regulatory criteria for conservatism.

Wholesale LGD models

The LGD models typically rely on statistical analysis to derive the model drivers (including seniority of claim, collateral coverage, recovery periods, industry and costs) that best explain Barclays Group’s historical loss experience, often supplemented with other relevant and representative external information where available. The models are calibrated to downturn conditions for regulatory capital purposes and, where internal and external data is scarce, they are subject to SIRB floors so that the calibration of the model meets the current regulatory criteria for conservatism.

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

Barclays PLC 2018 Annual Report on Form 20-F 377

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

The control mechanisms for the rating system

Model risk is a risk managed under the ERMF. Consequently, Barclays Group Model Risk Policy (GMRP) and its supporting standards covering the end-to-end model life cycle are in place to support the management of risk models.

Key controls captured by the GMRP cover:

◾	model governance is anchored in assigning accountabilities and responsibilities to each of the main stakeholders:

–	model owner – each model must have an owner who has overall accountability for the model

–	model developers – support the model owner and drive development according to the model owner’s defined scope/ purpose

–	Independent Validation Unit (IVU) – responsible for independent review, challenge and approval of all models.

◾	externally developed models are subject to the same governance standards as internal models

◾	models are classified by materiality (high/low) and complexity (complex/non-complex)

◾	all models must be validated and approved by IVU before initial implementation/use

◾	models are subject to annual review by the model owner and periodic validation and approval by IVU

◾	all models must be recorded in Barclays Group Models Database (GMD), which records model owners and developers

◾	model owners must evidence that model implementation is accurate and tested.

If a model is found to perform sub-optimally, it may be rejected and/or subjected to a Post Model Adjustment (PMA) before approval for continued use is granted.

The IVU reporting line is separate from that of the model developers. IVU is part of Model Risk Management (MRM), and the head of MRM reports to Barclays’ Chief Risk Officer (GCRO). The model development teams have separate reporting lines to the Barclays UK and Barclays International Chief Risk Officers, who in turn report to the GCRO.

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

Measures of grade stability and the degree to which PD tracks default rates over time are also routinely calculated to infer relevant aspects of the model performance (i.g. rating philosophy).

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

378 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

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

The calibration of the overall LGD is assessed through the expected against actual comparison by default flow and stock population respectively. The downturn LGD appropriateness is further assessed to test that the downturn LGD is equal to or above the long-run average of observed LGD. This exercise is performed at grade/pool level according to CRR. In the construction of observed LGD, recoveries are discounted back to the date of default at a conservative interest rate, following regulatory guidance. As noted above, regulatory floors are in place for the LGD used in calculating regulatory capital where appropriate (this includes but not limited to the non-zero LGD floor at account level, the collateral uncertainty consideration, the portfolio level LGD floor and UK property haircut floor).

The primary validation tests are performed on facility-weighted rather than exposure-weighted basis, however, in line with the relevant regulations.

Retail CF models

The calibration of the overall CF is assessed through the expected against actual comparison by default flow and stock population respectively. The downturn CF appropriateness is further assessed to test that the downturn CF is equal to or above the long-run average of observed CF. This exercise is performed at grade/pool level according to CRR. Particular care is used in separating cases where facility limits changed between the date of observation and default, as these can lead to measurements of conversion factors that take extreme values.

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

Selected features of material models

The table below contains selected features of the Group’s AIRB credit risk models which are used to calculate RWAs. Please note that the RWAs reported in this table are based on the models in production as of Nov’18.

◾	PD models listed in the table account for £105bn of total AIRB approach RWAs

◾	LGD models listed in the table account for £106bn of total AIRB approach RWAs

Barclays PLC 2018 Annual Report on Form 20-F 379

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

Table 93 IRB credit risk models’ selected features

		Size of associated					Applicable
Component		portfolio (RWAs)			Number of	Basel asset classes	industry-wide
modelled	Portfolio	BUK (£m)	BI (£m)	Model description and methodology	years loss data	measured	regulatory thresholds
PD	Publicly traded corporate	0	24811	Statistical model using a Merton-based methodology. It takes quantitative factors as inputs.	> 10 Years	Corporate	PD floor of 0.03%
PD	Customers rated by Moody’s and S&P	0	29886	Rating Agency Equivalent model converts agency ratings into estimated equivalent PIT default rates using credit cycles based on Moody’s data.	> 10 Years	Corporate, Financial Institutions and Sovereigns	PD floor of 0.03% for corporate and institutions
PD	SME customers with turnover < £20m	5489	2926	Statistical models that uses regression techniques to derive relationship between observed default experience and a set of behavioral variables.	> 10 Years	Corporate SME, SME	Regulatory PD floor of 0.03%
PD	Corporate customers with turnover >= £20m	0	7171	Statistically derived models sourced from an external vendor (Moody’s RiskCalc)	> 10 Years	Corporate	PD floor of 0.03%
PD	Home Finance	17280	–	Statistical scorecards estimated using regression techniques, segmented along arrears status and portfolio type.	>10 Years	Secured By Real Estate (residential and buy-to-let mortgages)	Regulatory PD floor of 0.03%
PD	Barclaycard UK	17044	–	Statistical scorecards estimated using regression techniques, segmented along arrears status and portfolio type.	6 – 10 Years	Qualifying Revolving Retail (QRRE)	PD floor of 0.03%
LGD	Corporate and Financial Institutions	–	50268	Model based on a statistical regression that outputs a long run average LGD by estimating the expected value of recovery. Inputs include industry, seniority, instrument, collateral and country.	> 10 Years	Corporate, Financial Institutions	LGD floor of 45% based on low default portfolio criteria
LGD	All business customers (excluding certain specialized sectors)	5080	16565	Model is based on a function estimated using actual recoveries experience. It takes account of collateral value and an allowance for non-collateral recovery.	> 10 Years	Corporate	LGD floor of 5%
LGD	UK Home Finance	17280	–	Data driven estimates of loss and probability of possession	6 – 10 Years	Secured By Real Estate (residential and buy-to-let mortgages)	The portfolio average downturn LGD is floored at 10%
LGD	Barclaycard UK	17044	–	Statistical models combining segmented regression and other forecasting techniques	6 – 10 Years	Qualifying Revolving Retail (QRRE)	–

380 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

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

Back testing results are reported within each IRB exposure class at overall Bank level both for Retail and Wholesale, as the historical BUK and BI split is not available for the Wholesale obligors. We intend to report back testing results at BUK and BI level in future once adequate data history is available.

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

Further detail is provided in the management of model risk on page 411.

PD measures

◾	The model estimated PIT PDs are compared with the actual default rates by PD ranges within each IRB exposure class. PD ranges, estimated PDs and actual default rates are based on the existing models default definitions. UK Cards, UK Home Finance, SME are the only CRD IV compliant portfolio as of the reference month (Nov’17), for the remaining portfolios CRD IV compliant models are either implemented post the reference month or under implementation or currently under development/approval as per the CRD IV roll out plan agreed with the PRA.

◾	The estimated PDs are forward-looking average PD by the model at the beginning of the twelve-month period, i.e. average PD of the Nov’17 non-defaulted obligors including inactive and non-borrowers. Both EAD weighted and simple average PDs have been reported.

◾	The estimated PDs are compared with the simple average of historical annual default rates over the past 5 years, starting Nov’13.

◾	The PIT PD is used as a predicted measure in internal monitoring and annual validation of the models. In contrast, the capital calculation uses TTC or Regulatory PDs (not shown below), calibrated to long-run default averages with additional adjustments where modelled outputs display evidence of risk understatement (including credit expert overrides, regulatory adjustments etc.). The PIT measure is subject to under or over prediction depending on the relative position of the portfolio to the credit cycle.

◾	A mapping has been provided between external ratings and internal PD ranges based on the published reports from the two rating agencies - Moody’s and S&P.

◾	For the wholesale models, the average default probabilities in the tables have been determined from the full scope of clients graded by the IRB model suite, which may include some clients that have either zero exposure or zero limits marked at the time of calculation.

LGD measures

◾	The model estimated LGDs, unadjusted for regulatory floors and for downturn adjustments, are compared with the actual LGDs within each IRB exposure class.

◾	The estimated LGDs are derived from a simple average of LGDs at the time of default for the set of cases closed over the previous twelve months.

◾	The actual LGD rate is the simple average observed loss rate for the set of cases closed over the previous twelve months, regardless of the time of default.

◾	The LGD measures are used as a predicted measure in internal monitoring and annual validation of the models. The capital calculation uses Downturn LGDs with additional adjustments and regulatory floors where modelled outputs display evidence of risk understatement.

Barclays PLC 2018 Annual Report on Form 20-F 381

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Table 93: Analysis of expected performance versus actual results

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

Asset Class
				Weighted Average PD	Arithmetic Average PD by obligors	Number of obligors		Defaulted obligors in the year	of which: new defaulted in the year	Average historical annual default
						As at Nov’17	As at Nov’18
	EBA PD Range	External Ratings Equivalent
Wholesale	(%)	Moody’s	S&P	%	%	£m	£m	£m	£m	%
Central governments or central banks	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.01%	0.04%	57	43	0	0	0.00%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1, Baa2	BBB+
	0.15 to <0.25	Baa2, Baa3	BBB+, BBB	0.17%	0.18%	4	8	0	0	0.00%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.28%	0.37%	7	4	0	0	0.00%
	0.50 to <0.75	Ba1, Ba2	BBB-, BB+	0.00%	0.62%	4	2	0	0	0.00%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.15%	1.36%	7	9	0	0	0.00%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B	3.39%	4.48%	9	10	0	0	0.00%
	10.00 to <100.00	B3, Caa1, Caa2,	B, B-, CCC+,	0.00%	20.76%	4	5	0	0	0.00%
		Caa3, Ca, C	CCC, CCC-,
			CC+, CC, C
	100.00 (default)	D	D	100.00%	100.00%	–	–	–
Institutions	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.03%	0.03%	9,156	8,641	0	0	0.00%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1, Baa2	BBB+
	0.15 to <0.25	Baa2, Baa3	BBB+, BBB	0.17%	0.18%	909	623	0	0	0.00%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.37%	0.42%	417	380	0	0	0.00%
	0.50 to <0.75	Ba1, Ba2	BBB-, BB+	0.60%	0.60%	53	86	0	0	0.00%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.27%	1.26%	223	199	0	0	0.00%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B	3.93%	4.73%	141	152	1	0	0.29%
	10.00 to <100.00	B3, Caa1, Caa2,	B, B-, CCC+,	11.78%	22.17%	46	57	0	0	0.48%
		Caa3, Ca, C	CCC, CCC-,
			CC+, CC,C
	100.00 (default)	D	D	100.00%	100.00%	15	9	0	–
Corporate	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.02%	0.05%	1,430	1,365	1	0	0.06%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1, Baa2	BBB+
	0.15 to <0.25	Baa2, Baa3	BBB+, BBB	0.20%	0.20%	375	353	0	0	0.05%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.34%	0.35%	622	584	3	0	0.22%
	0.50 to <0.75	Ba1, Ba2	BBB-, BB+	0.58%	0.62%	375	251	1	0	0.25%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.38%	1.39%	763	601	5	0	0.60%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B	3.76%	4.27%	1,061	436	5	0	1.84%
	10.00 to <100.00	B3, Caa1, Caa2,	B, B-, CCC+,	16.32%	20.19%	311	90	7	0	6.21%
		Caa3, Ca, C	CCC, CCC-, CC+,
			CC, C
	100.00 (default)	D	D	100.00%	100.00%	165	128	–	–	–
Corporate SME	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.06%	0.08%	705	13,346	3	2	0.20%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1, Baa2	BBB+
	0.15 to <0.25	Baa2, Baa3	BBB+, BBB	0.19%	0.19%	1,483	4,236	3	1	0.16%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.34%	0.35%	2,764	6,202	9	3	0.45%
	0.50 to <0.75	Ba1, Ba2	BBB-, BB+	0.63%	0.62%	2,090	3,154	7	2	0.62%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.36%	1.39%	3,723	5,061	17	4	1.08%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B	5.11%	4.71%	3,769	2,985	32	2	3.49%
	10.00 to <100.00	B3, Caa1, Caa2,	B, B-, CCC+,	20.95%	20.17%	510	766	19	3	10.32%
		Caa3, Ca, C	CCC, CCC-, CC+,
			CC, C
	100.00 (default)	D	D	100.00%	100.00%	178	692
Specialist	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.08%	0.08%	28	39	0	0	0.00%
Lending		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1, Baa2	BBB+
	0.15 to <0.25	Baa2, Baa3	BBB+, BBB	0.20%	0.19%	31	11	0	0	0.00%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.29%	0.33%	153	57	0	0	0.00%
	0.50 to <0.75	Ba1, Ba2	BBB-, BB+	0.59%	0.63%	140	38	0	0	0.45%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	0.90%	0.90%	211	138	0	0	0.09%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B	3.88%	6.41%	117	138	0	0	2.02%
	10.00 to <100.00	B3, Caa1, Caa2,	B, B-, CCC+,	0.00%	0.00%	6	30	0	0	11.82%
		Caa3, Ca, C	CCC, CCC-,
			CC+, CC, C
	100.00 (default)	D	D	100.00%	100.00%	45	25	–

382 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal

ratings-based approach

Table 93: Analysis of expected performance versus actual results continued

Asset Class
					Arithmetic	Number of obligors		Defaulted	of which:	Average
				Weighted	Average			obligors	new	historical
				Average	PD by	As at	As at	in the	defaulted	annual
	EBA PD Range	External Ratings Equivalent		PD	obligors	Nov’17	Nov’18	year	in the year	default
Retail	(%)	Moody’s	S&P	%	%	£m	£m	£m	£m	%
SME	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.12%	0.06%	515,312	478,321	315	306	0.07%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.20%	0.20%	103,582	111,982	211	184	0.19%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.37%	0.36%	126,861	130,072	418	349	0.36%
	0.50 to <0.75	Ba1, Ba2	BB+	0.62%	0.62%	74,978	76,125	480	337	0.65%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.46%	1.38%	157,513	159,157	1,906	985	1.40%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	5.11%	4.58%	84,305	74,184	3,588	769	6.23%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	26.37%	25.97%	25,796	21,434	6,189	23	28.62%
		Caa3, Ca, C	CCC-, CC+,
			CC, C
	100.00 (default)	D	D	100.00%	100.00%	33,450	19,928	–	–	–
Secured by	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.07%	0.08%	747,100	657,676	727	–	0.08%
Real Estate		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.19%	0.19%	105,683	156,014	356	–	0.21%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.34%	0.34%	53,679	72,389	332	–	0.42%
	0.50 to <0.75	Ba1, Ba2	BB+	0.60%	0.61%	10,763	14,102	126	–	0.86%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.41%	1.39%	25,084	24,772	401	–	1.61%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	5.13%	5.00%	13,049	14,074	724	–	5.88%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	30.84%	30.67%	8,544	8,019	2,715	–	43.40%
		Caa3, Ca, C	CCC-, CC+,
			CC, C
	100.00 (default)	D	D	100.00%	100.00%	15,843	15,348	–	–	–
Qualifying	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.07%	0.05%	10,874,865	11,241,723	3,705	1,083	0.03%
Revolving Retail		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.20%	0.20%	1,814,018	1,888,241	2,918	768	0.16%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.36%	0.36%	2,143,393	2,190,080	6,255	1,164	0.29%
	0.50 to <0.75	Ba1, Ba2	BB+	0.61%	0.61%	1,113,123	1,125,606	5,510	630	0.51%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.45%	1.39%	2,633,447	2,628,549	29,655	1,393	1.14%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	5.08%	4.93%	1,555,954	1,578,424	70,386	1,130	4.51%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	24.11%	26.81%	507,976	501,280	135,770	102	28.18%
		Caa3, Ca, C	CCC-, CC+,
			CC, C
	100.00 (default)	D	D	100.00%	100.00%	412,355	379,893	–	–	–
Other Retail	0.00 to <0.15	Aaa, Aa1, Aa2,	AAA, AA+, AA,	0.13%	0.13%	65	98	–	–	0.72%
		Aa3, A1, A2, A3,	AA-, A+, A, A-,
		Baa1	BBB+
	0.15 to <0.25	Baa2	BBB+, BBB	0.22%	0.22%	2,429	3,289	6	–	0.74%
	0.25 to <0.50	Baa3, Ba1	BBB, BBB-	0.40%	0.40%	51,697	60,623	105	–	0.50%
	0.50 to <0.75	Ba1, Ba2	BB+	0.63%	0.63%	92,866	101,324	322	–	0.48%
	0.75 to <2.50	Ba2, Ba3, B1	BB, BB-	1.39%	1.39%	347,877	352,788	4,408	–	1.17%
	2.50 to <10.00	B1, B2, B3	BB-, B+, B, B-	4.26%	4.36%	118,375	102,064	6,160	–	4.41%
	10.00 to <100.00	B3, Caa1, Caa2,	B-, CCC+, CCC,	44.57%	39.64%	26,469	25,236	11,802	–	38.35%
		Caa3, Ca, C	CCC-, CC+,
			CC, C
	100.00 (default)	D	D	100.00%	100.00%	41,964	48,818	–	–	–

Asset Class
Wholesale	Number of resolved cases over last one year (Dec’17 to Nov’18) £m	Predicted LGD (Simple Average) %	Actual LGD (Simple Average) %
Investment Bank	49	34%	23%
Corporate Bank	39	67%	57%

Retail
SME	6,636	80%	84%
Secured by Real Estate	1,943	4%	7%
Qualifying Revolving Retail	317,499	73%	68%
Other Retail	18,836	78%	79%

Barclays PLC 2018 Annual Report on Form 20-F 383

Additional information

Barclays’ approach to managing risks

Management of credit risk and the internal ratings-based approach

2018 AIRB models back testing summary

Section below provides AIRB model performance summary based on the above back testing results, along with the remediation plans.

Wholesale

8.

The Wholesale book continues to maintain low default rates across IRB exposure classes, with no defaults observed for ‘Central Governments or Central Banks’. The estimated PDs are higher (conservative) compared to actual default rates for most PD ranges within each exposure class.

9.	There are the two key LGD models used for the Wholesale IRB exposures. Both the LGD models overestimate (conservative) on a PIT basis.

10.

New PD and LGD models have been developed to comply with CRD IV requirements for the material portfolios and have been submitted to the PRA. Interim Post Model Adjustments (PMAs) are in place to address existing models’ deficiencies.

For Wholesale - Investment Bank portfolio, the LGD analysis has been performed on latest one year of data available for the closed cases in period Nov’16-Nov’17, due to data unavailability in the more recent months.

The change in the Corporate SME population reflects the net impact of the movement of customers between BI and BUK, a change in model methodology that increases the number of graded customers and reporting of BUK customers that also have product exposures in BI.

For Specialist Lending, the reduction in number of obligors is largely attributable to the movement of obligors between BI and BUK.

Retail SME

◾	For SME, a new set of CRD IV compliant models approved by the PRA were implemented in Sep’17. The models were later split based on legal entities (BUK and BI) spanning SME and Corporate SME respectively. The split into BUK and BI prior to Structural Reform Program (SRP) is based on a proxy of Sales Turnover < 6.5m and updated post SRP implementation in Apr’18, leading to an increase in obligors for Corporate SME. Oct’18 data has been used instead of Nov’18, due to data unavailability. Historical average has been calculated using 4 years of data i.e. Oct’14, Oct’15, Oct’16 and Oct’17.

◾	The estimated PDs rank order the historical default experience for both the SME and Corporate SME book (except the first PD range), i.e. higher PDs implying higher actual default rates. LGD model underestimates for SME on a PIT basis primarily due to few operational issues affecting underlying data.

Secured by Real Estate

◾	This covers the Mortgage portfolios for UK and Italy. Rank ordering is maintained across PD ranges.

◾	For UK Mortgages, current back testing report is based on the latest CRD IV complaint models. The PD model underestimates shows non-conservatism at an overall level (0.43% expected vs. 0.49% actual). This is due to the data issue identified in Aug’18, which caused arrear inflation. The portfolio maintains low LGD and the LGD model underestimates (0.96% estimated vs.1.68% actual). LGD underestimation is caused by increasing Forced Sale Discount for the current year and lower expected Probability of Possession given Default (PPD), which is a major component in the expected LGD calculation for the new to default book on which numbers have been reported.

◾	5 year averages of actual defaults are taken from 5 snapshot months of which Nov’13, Nov’14 are based on older generation of models and Nov’15, Nov’16 & Nov’17 are based on CRD IV complaint models (G4).

◾	For accounts where actual sale cost was not available, an average sale cost is used while calculating Actual LGD.

◾	G4 PPD model was developed on the total default population base whereas this analysis is done at the point of collaterals entering into default. The total default base contains a mixed set of collaterals, ranging from recent defaults to the ones in default for a longer time. We expect the predicted PPD (and hence LGD as well) for collaterals defaulting at any month to be lower compared to the total default base.

◾	For Italy Mortgages, both the PIT PD and LGD models are underestimates primarily due to a decrease in the House Price Index (HPI). A new set of CRD IV compliant models is due for regulatory submission in Q4’19. Interim Post Model Adjustments (PMAs) are in place to address existing models’ deficiencies. Oct’18 data has been used instead of Nov’18 due to data challenges.

Qualifying Revolving Retail

◾	This constitutes UK Cards, Germany Cards and UK Current Account portfolios. The estimated PDs rank order well across all 3 portfolios and at an overall level.

◾	For UK Cards, a slight underestimation is observed in the PD model driven by the high risk bands; 2.27% estimated vs. 2.35% actual at an overall level. However an additional layer of conservatism is applied through Regulatory PD buffers in the capital calculation, so overall PD is still conservative. The LGD model is conservative with an overestimation (71.1% estimated vs.65.4% actual). The existing CRD IV model suite has been re-calibrated to further improve its accuracy and submitted for PRA approval in Q217.
9.

For Germany Cards, the PD model overestimates (1.23% estimated vs. 1.14% actual) at an overall level. The overestimation in the LGD model (84% estimated vs. 69% actual) is primarily driven by debt sale at a better price. A new set of CRD IV compliant models is currently under development and is due for regulatory submission by Dec’19. Interim Post Model Adjustments (PMAs) are in place to address existing models’ deficiencies.

◾	For Current Account, a new set of CRD IV compliant models has been approved by the PRA and implemented in Jul’18. However, the current back testing report is based on the models which were in production as of Nov’17. PD model overestimates primarily due to a decrease in actual default rates over the last year (0.67% estimated vs. 0.45% actual). The LGD model marginally overestimates (81.54% estimated vs. 79.21% actual).

Other Retail

◾	This covers UK Barclayloans portfolio. A new CRD IV compliant capital suite was approved by PRA in Sep’18. The new models will go live when additional work to align the forbearance definitions with the EBAs new definitions is complete. This backtesting report is based on the models currently in production.

◾	The PD rank ordering does not hold true for a few bands, and the model underestimates (3.33% estimated vs. 3.56% actual) at an overall level. The LGD model also marginally underestimates (77.80% expected vs. 78.85% actual) at an overall level.

384 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

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

◾	On page 386 a high level description of the types of exposures incurred in the course of Barclays’ activity supplements the analytical tables in pages 96 to 114 in the Barclays PLC Pillar 3 Report 2018.

◾	Mitigation techniques specific to counterparty credit risk are also discussed.

Barclays PLC 2018 Annual Report on Form 20-F 385

Additional information

Barclays’ approach to managing risks

Management of credit risk mitigation techniques and counterparty credit risk

Credit risk mitigation

Barclays Group employs a range of techniques and strategies to actively mitigate credit risks. These can broadly be divided into three types:

◾	netting and set-off

◾	collateral

◾	risk transfer.

Barclays Group has detailed policies in place to maintain that credit risk mitigation is appropriately recognised and recorded. The recognition of credit risk mitigation is subject to a number of considerations including legal certainty of enforceability and effectiveness, that the valuation and liquidity of the collateral is adequately monitored, and that the value of the collateral is not materially correlated with the credit quality of the counterparty.

All three types of credit risk mitigation may be used by different areas of Barclays Group for exposures with a full range of counterparties. For instance, businesses may take property, cash or other physical assets as collateral for exposures to retailers, property companies or other client types.

Netting and set-off

In most jurisdictions and within legal entities in which Barclays Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions, compared with other risk mitigation techniques.

For derivative transactions, Barclays Group’s normal practice is, on a legal entity basis, to enter into standard master agreements with counterparties (e.g. ISDAs). These master agreements typically allow for netting of credit risk exposure to a counterparty resulting from derivative transactions against the obligations to the counterparty in the event of default, and so produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing payments on the same day in the same currency to be set-off against one another.

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

Collateral

Barclays Group has the ability to call on collateral in the event of default of the counterparty, comprising:

◾	home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value.

◾	wholesale lending: a fixed charge over commercial property and other physical assets, in various forms.

◾	other retail lending: includes charges over motor vehicle and other physical assets; second lien charges over residential property, which are subordinate to first charges held either by Barclays Group or another party; and finance lease receivables, for which typically Barclays Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower.

◾	derivatives: Barclays Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which Barclays Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. Barclays Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves.

◾	reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to Barclays Group subject to an agreement to return them for a fixed price.

◾	financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

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

Detailed policies are in place to appropriately recognise and record credit risk mitigation. For more information, refer to page 000 the Barclays PLC Pillar 3 Report 2018 (unaudited).

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

Off-balance sheet risk mitigation

Barclays Group applies fundamentally the same risk management policies for off-balance sheet risks as it does for its on-balance sheet risks. In the case of commitments to lend, counterparties/ customers will be subject to the same credit management policies as for loans and advances. Collateral may be sought depending on the strength of the counterparty and the nature of the transaction.

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

Barclays Group’s policies and standards set out criteria for the recognition of collateral as eligible credit risk mitigation and are designed to be fully consistent with all applicable local regulations and regulatory permissions.

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

386 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of credit risk mitigation techniques and counterparty credit risk

Managing concentrations within credit risk mitigation

Credit risk mitigation taken by Barclays Group to reduce credit risk may result in credit or market risk concentrations.

Guarantees that are treated as eligible credit risk mitigation are marked as an exposure against the guarantor and aggregated with other credit exposure to the guarantor. Limit monitoring at the counterparty level is then used for monitoring of concentrations in line with Barclays Group policy.

Commercial real estate lending is another potential source of concentration risk arising from the use of credit risk mitigation. The portfolio is regularly reviewed to assess whether a concentration in a particular region, industry or property type exists, and portfolio limits are in place to control the level of exposure to commercial, residential, investment and development activity. See pages xx for more information on collateral, valuation and monitoring of concentrations.

Counterparty credit risk

Derivative counterparty credit exposures

Barclays Group enters into financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options on futures. Holders of exchange traded instruments provide daily margins with cash or other securities at the exchange, to which the holders look for ultimate settlement.

Barclays Group also enters into financial instruments that are traded over the counter, rather than on a recognised exchange. These instruments range from standardised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of Barclays Group’s counterparties. In most cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give Barclays Group protection in situations where Barclays Group’s counterparty is in default.

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

Derivative CCR (credit value adjustments)

As Barclays Group participates in derivative transactions it is exposed to CCR, which is the risk that a counterparty will fail to make the future payments agreed in the derivative contract. This is considered as a separate risk to the volatility of the MTM payment flows. Modelling this counterparty risk is an important part of managing credit risk on derivative transactions.

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

Derivative netting and collateral arrangements

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Barclays Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is Barclays Group’s preferred agreement for documenting OTC derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other predetermined events occur. The majority of Barclays Group’s OTC derivative exposures are covered by ISDA master netting and ISDA CSA collateral agreements.

Collateral is obtained against derivative assets, depending on the creditworthiness of the counterparty and/or nature of the transaction. Any collateral taken in respect of OTC trading exposures will be subject to a ‘haircut’, which is negotiated at the time of signing the collateral agreement. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security. The collateral obtained for derivatives is predominantly either cash, direct debt obligation government (G14+) bonds denominated in the domestic currency of the issuing country, debt issued by supranationals or letters of credit issued by an institution with a long-term unsecured debt rating of A+/A3 or better. Where Barclays Group has ISDA master agreements, the collateral document will be the ISDA CSA. The collateral document must give Barclays the power to realise any collateral placed with it in the event of the failure of the counterparty.

Barclays PLC 2018 Annual Report on Form 20-F 387

Additional information

Barclays’ approach to managing risks

Management of market risk

This section describes the governance structure specific to the management of market risks, as well as a discussion of measurement techniques.

◾	Market risks are varied, and a range of techniques must be used to manage them. From page 388 we provide an overview of the market risks we incur across Barclays Group

◾	The governance structure specific to market risks is discussed on pages 319 to 395.

The rest of the section consists of traded and other risks:

◾	Market risk, the risk of Barclays Group being impacted by changes in the level or volatility of positions in the trading book, is covered on pages 389 to 395. Measurement techniques such as VaR, are discussed, as well as techniques applied when statistical techniques are not appropriate.

388 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of market risk

Market risk

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Overview

Market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, Barclays Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices, volatility or correlations.

Organisation and structure

Market risk in the businesses resides primarily in Barclays International and Barclays Group Treasury. These businesses have the mandate to assume market risk. Market risk oversight and challenge is provided by business Committees and Group Committees, including the Market Risk Committee.

Risk management in the setting of strategy

Appetite for market risk is recommended by the risk function to BRC for agreement by the Board. Mandate and scales are set to control levels of market risk and maintain Barclays Group remains within the BRC approved risk appetite. Barclays Group runs an annual Group-wide stress testing exercise which aims to simulate the dynamics of exposures across Barclays Group and cover all risk factors. The exercise is also designed to measure the impact to Barclays Group’s fundamental business plan, and is used to manage the wider Group’s strategy.

See pages 361 to 367 for more detail on the role of risk in the setting of strategy.

Market risk culture

Market risk managers are independent from the businesses they cover, and their line management reports into the CRO. This embeds a risk culture with strong adherence to limits that support Group-wide risk appetite.

See page 361 to 367 for more detail on risk culture.

Management of market risk, mitigation and hedging policies

The governance structure helps maintain all market risks that Barclays Group is exposed to are well managed and understood. Traded market risk is generated primarily as a result of market making activities, syndications and providing risk management solutions to clients. Group Treasury supports the businesses in managing their interest rate risk. Positions will contribute both to market risk limits and regulatory capital if relevant. As part of the continuous monitoring of the risk profile, Market Risk meets with the businesses to discuss the risk profile on a regular basis. The outcome of these reviews includes further detailed assessments of event risk via stress testing, risk mitigation and risk reduction.

Market risk measurement – management view

Market risk management measures

A range of complementary approaches to measure market risk are used which aim to capture the level of losses that Barclays Group is exposed to due to unfavourable changes in asset prices. The primary tools to control Barclays Group’s exposures are:

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

The use of Management VaR for traded market risk is broader than the application for use of VaR for regulatory capital, and captures standardised, advanced and certain banking books where market risks are deemed to exist. The wider scope of Management VaR is what Barclays Group deems as material market risk exposures which may have a detrimental impact on the performance of the trading business. The scope used in Regulatory VaR (see page 00) is narrower as it applies only to trading book positions as approved by the PRA.

Barclays PLC 2018 Annual Report on Form 20-F 389

Additional information

Barclays’ approach to managing risks

Management of market risk

Stress testing and scenario analysis are also an important part of the risk management framework, to capture potential risk that may arise in severe but plausible events.

Management VaR

◾	estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level:

◾	differs from the Regulatory VaR used for capital purposes in scope, confidence level and horizon

◾	back testing is performed to evaluate that the model is fit for purpose.

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

Risk factor	Description
Inflation

Arises from the impact of changes in inflation rates and volatilities on cash instruments and derivatives. This arises as part of market marking activities, whereby Barclays Group may be exposed to changes in inflation rates, for example, market making syndications for inflation linked securities.

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

See page 389 for a review of Management VaR in 2018.

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

For each asset class, secondary stresses are

390 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of market risk

aggregated to a single stress loss which allows the business to manage its liquid and illiquid risk factors. Limits against secondary stress losses are also applied, which allows Barclays Group to manage and control the level of illiquid risk factors.

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

See page 133 for a review of business scenario stresses in 2018.

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

Inclusion of exposures in the regulatory trading book

Barclays Group maintains a Trading Book Policy, which defines the minimum requirements a business must meet to run trading positions and the process by which positions are allocated to trading or banking books. Trading intent is a key element in deciding whether a position should be treated as a trading or banking book exposure.

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

Most of Barclays Group’s market risk regulatory models are assigned the highest model materiality rating. Consequently, the Regulatory VaR model is subject to annual re-approval by the Independent Validation Unit. The Independent Validation Unit makes an assessment of model assumptions and considers evidence of model suitability provided by the model owner. The following table summarises the models used for market risk regulatory purposes and the applicable regulatory thresholds.

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

Page 00 of the annual report sets out the valuation control framework for accounting valuations and the related responsibilities of the Finance-product control valuations function and the Valuation Committee. This function and committee are also responsible for the oversight of the PVA and maintaining compliance with article 105 of the CRR.

Regulatory measures for Market risk

There are a number of regulatory measures which Barclays Group has permission to use in calculating regulatory capital (internal models approval):

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

The legal entities for which the PRA has given permission to use internal models for market risk regulatory capital are: BBPlc Trading and BCSL (consolidated), BBPlc Trading and BCSL. The legal entity for which the FRBNY has given permission to use internal models is IHC.

Barclays PLC 2018 Annual Report on Form 20-F 391

Additional information

Barclays’ approach to managing risks

Management of market risk

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
(holding period)

Regulatory VaR allows oversight of the total potential losses, at a given confidence level, of those trading books which received approval from the regulator to be covered via an internal model. Barclays Group uses a Regulatory VaR model that diversifies general and specific market risk for regulatory capital. Market risks are captured in the Regulatory VaR model using either full revaluation or an approximate revaluation approach depending on the type of product. When simulating potential movements in risk factors, returns are modelled using a combination of absolute changes, proportional changes or a blended mix of these two approaches.

Management VaR allows Barclays Group to supervise the total market risk across Barclays Group, including all trading books and some banking books. Management VaR is also utilised for the internal capital model (economic capital).

Regulatory VaR is fundamentally the same as the Management VaR (see page 00), with the key differences listed above. The model is complemented with RNIVs, as described on page 00. See page 00 for significant RNIVs over the year.

Stressed Value at Risk (SVaR)

◾	Estimates the potential loss arising from unfavourable market movements in a stressed environment.

◾	Identical to Regulatory VaR, but calibrated over a one-year stressed period.

◾	Regulatory capital is allocated to individual businesses. For regulatory capital calculation purposes Barclays Group computes a market risk capital requirement based on a one-day scaled to ten-day, 99% VaR metric calibrated to a period of significant financial stress. This SVaR capital requirement is added to the market risk capital requirement arising from regulatory VaR, the Incremental Risk Charge and the All Price Risk on an undiversified basis.

The SVaR model must be identical to the VaR model used by Barclays Group, with the exception that the SVaR model must be calibrated to a one-year period of significant financial stress (‘the SVaR period’). Barclays Group selects the SVaR period to be a one-year period that maximises the sum of general market risk Regulatory VaR and specific market risk Regulatory VaR for positions in scope of regulatory approval. The SVaR period is reviewed on a monthly basis or when required by material changes in market conditions or the trading portfolio.

SVaR cannot be meaningfully backtested as it is not sensitive to current market conditions. Many market risk factors with complete historical data over a two-year period may not have complete data covering the SVaR period and consequently, more proxies may be required for SVaR than for VaR. The SVaR metric itself has the same strengths and weaknesses as Barclays Group’s VaR model.

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

Barclays Group’s IRC model simulates default and ratings transition events for individual names. The behaviour of names is correlated with one another to simulate a systemic factor to model the possibility of multiple downgrades or defaults. The correlations between non-sovereign names are based on the Basel-defined correlations stipulated in the IRB approach to measuring credit risk capital, with a fixed correlation between sovereign names.

Barclays Group’s IRC model simulates the impact of a ratings transition by estimating the improvement or deterioration in credit spreads resulting from the transition and assumes that the historically observed average change in credit spreads (measured in relative terms) resulting from ratings transitions provides an accurate estimate of likely widening or tightening of credit spreads in future transitions. For each position, the model computes the impact of spread moves up or down at pre-specified relative movements, and the actual impact is obtained by interpolating or extrapolating the actual spread move from these pre-computed values.

Barclays Group’s IRC model assumes that ratings transitions, defaults and any spread increases occur on an instantaneous basis.

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

Barclays Group’s CRM model is based on the IRC model but also captures market risks not related to transition or default events, such as movements in credit spreads or correlations. These risk factors are included as part of the Monte Carlo simulation using distributions calibrated to historically observed moves. Barclays Group’s CRM model assumes that ratings transitions, defaults and any spread increases occur on an instantaneous basis. Barclays Group applies stress tests to the modelling parameters based on combinations of changes in credit spreads, correlations and default events.

See page 134 for a review of regulatory measures in 2018.

392 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of market risk

Table 95: Market risk models selected features
Component modelled	Number of significant models and size of associated portfolio (RWAs)	Model description and methodology	Applicable regulatory thresholds

Regulatory VaR	1 model;	Equally-weighted historical simulation	Regulatory VaR is computed with
	£3.3bn	of potential daily P&L arising from market moves	ten-day holding period and 99% confidence level

SVaR	1 model;	Same methodology as used for VaR	Regulatory SVaR is computed with
	£8.9bn	model, but using a different time series	ten-day holding period and 99% confidence level

IRC	1 model;	Monte Carlo simulation of P&L arising	IRC is computed with one-year holding
	£1.9bn	from ratings migrations and defaults	period and 99.9% confidence level

CRM	1 model;	Same approach as IRC, but it	CRM is computed with one-year
	£0.0bn	incorporates market-driven	holding period and 99.9% confidence
		movements in spreads and correlations	level.
		for application to correlation trading	As required in CRD IV, the CRM charge
		portfolios.	is subject to a floor set with reference to
standard rules charge

See pages 134 for a review of regulatory measures in 2018.

Regulatory back testing

Back testing is the method by which Barclays Group checks and affirms that its procedures for estimating VaR are reasonable and serve its purpose of estimating the potential loss arising from unfavourable market movements. The back testing process is a regulatory requirement and seeks to estimate the performance of the regulatory VaR model. Performance is measured by the number of exceptions to the model i.e. actual or hypothetical P&L loss in one trading day is greater than the estimated VaR for the same trading day. Barclays Group’s procedures could be underestimating VaR if exceptions occur more frequently than expected (a 99% confidence interval indicates that one exception will occur in 100 days).

Back testing is performed at a legal entity level, sub-portfolio levels and business-aligned portfolios (shown in the table below and in the charts on the next page) on Barclays Group’s regulatory VaR model. Regulatory back testing compares Regulatory VaR at 99% confidence level (one-day holding period equivalent) to actual and hypothetical changes in portfolio value as defined in CRR Article 366. The consolidated Barclays Bank PLC and Barclays Capital Securities Ltd is the highest level of consolidation for the VaR model that is used in the calculation of regulatory capital.

A back testing exception is generated when a loss is greater than the daily VaR for any given day.

As defined by the PRA, a green status is consistent with a good working VaR model and is achieved for models that have four or fewer back testing exceptions in a 250-day period. Back testing counts the number of days when a loss exceeds the corresponding VaR estimate, measured at the 99% regulatory confidence level. For the Investment Bank’s regulatory DVaR model at the consolidated legal entity level, green model status was maintained for 2018 apart from the period May to October 2018 when the model status was amber.

Back testing is also performed on management VaR to validate it remains reasonable and fit for purpose.

The table below shows the VaR back testing exceptions on legal entities aligned to Barclays Group’s business as at 31 December 2018. Model performance at a legal entity level determines regulatory capital within those entities. Legal entity disclosure is also relevant from a management perspective as Barclays’ VaR and model performance of VaR for a legal entity across asset class are key metrics in addition to asset class metrics across legal entity.

For the Investment Bank’s regulatory DVaR model at the consolidated legal entity level, green model status was maintained for 2018 apart from the period May to October.

The IHC backtesting process compares IHC 99% Regulatory VAR against Hypothetical P&L. The definition of Hypothetical P&L and the scope of Regulatory VaR for the IHC are consistent with the Federal Reserve’s Market Risk Rule.

	Actual P&L		Hypo P&L
Legal Entity	Total Exceptions	Status**	Total Exceptions	Status**
BBPlc Trading and BCSL	1	G	3	G
BBPlc Trading	2	G	4	G
BCSL	3	G	4	G
IHC	n/a	n/a	3	G

**RAG status is accurate as of year-end.

Barclays PLC 2018 Annual Report on Form 20-F 393

Additional information

Barclays’ approach to managing risks

Management of market risk

The charts below show VaR for Barclays Group’s regulatory portfolios aligned by legal entity. The dark blue and grey points on the charts indicate losses on the small number of days on which actual and hypo P&L respectively exceeded the VaR amount.

In addition to being driven by market moves in excess of the 99% confidence level, back testing exceptions can be caused by risks that impact P&L not captured directly in the VaR itself but separately captured as non VaR-type, namely Risks Not in VaR (RNIVs).

Exceptions are reported to internal management and regulators on a regular basis and investigated to evaluate the model performs as expected.

Overall back testing for the consolidated legal entity remains in the green zone, suggesting that the VaR remains fit for purpose.

Management of risks not fully captured in models, including Risks not in VaR (RNIVs)

Barclays Group’s risk identification process captures risks that either have been observed to, or have the capacity to, produce material losses in normal and stressed market conditions. To maintain risk coverage, the range of core risks is identified following either market convention, regulatory guidance, or the specific historical experience of Barclays Group and is considered as part of the new product processes.

In some instances, the Management and Regulatory VaR model may not appropriately measure some market risks, especially where market moves are not directly observable via prices. Barclays Group has policies to apply add-ons where risks are not captured by the model. RNIVs refer to those core risks that are not captured, or not adequately captured, in VaR and SVaR. RNIVs can include:

◾	risks not fully captured elsewhere and/or illiquid risk factors such as cross-risks;

◾	basis risks;

◾	higher-order risks;

◾	calibration parameters, for instance to model parameter uncertainty; and
◾	potential losses in excess of fair valuation adjustments taken in line with the Valuation Control Framework. Please see Note 00 in the Barclays PLC Annual Report 2018 ‘Fair value of assets and liabilities’ for more details on fair value adjustments.

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

394 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of market risk

Market risk control

The metrics that are used to measure market risk are controlled through the implementation of appropriate limit frameworks. Limits are set at the total Barclays Group level, asset class level, for example, interest rate risk, and at business level, for example, rates trading. Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also used to control risk appetite.

Barclays Group-wide limits are reported to the BRC and are termed A-level limits for total management VaR, primary stress and secondary stresses and business scenarios. These are then cascaded down by risk managers in order to meet the Barclays Group- wide risk appetite.

Each A-level limit is set after consideration is given to revenue generation opportunities and overall risk appetite approved by the Board. Compliance with limits is monitored by the independent risk functions in the trading businesses with oversight provided by Barclays Group Market Risk.

Throughout 2018, Barclays Group Market Risk continued its ongoing programme of control testing and conformance testing on the trading businesses’ market risk management practices. These reviews are intended to verify the business’s conformance with the Market Risk Control Framework and best practices.

Market risk reporting

Trading businesses market risk managers produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly for business and risk managers. Where relevant on a Barclays Group-wide basis, these are sent to Barclays Group Market Risk for review and a risk summary is presented at Barclays Group Market Risk Committee and the trading businesses’ various market risk committees. The overall market risk profile is also presented to BRC on a regular basis.

Barclays PLC 2018 Annual Report on Form 20-F 395

Additional information

Barclays’ approach to managing risks

Management of securitisation exposures

Securitisations give rise to credit, market and other risks. This section discusses the types of business activities and exposures that we incur in the course of activities related to securitisations.

◾	The objectives pursued in securitisation activities and the types of activities undertaken are discussed on page 291.

◾	A description of the risks incurred in the course of securitisation activities, and how we manage them, is contained on page 397

396 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of securitisation exposures

This section discloses information about Barclays Group’s securitisation activities distinguishing between the various functions performed in supporting its customers and managing its risks. It includes traditional securitisations as well as synthetic transactions effected through the use of derivatives or guarantees.

For the purposes of Pillar 3 disclosures a securitisation is defined as a transaction or scheme where the payments are dependent upon the performance of a single exposure or pool of exposures and where the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme. Such transactions are ordinarily undertaken to transfer risk for Barclays Group or on behalf of a client.

Certain transactions undertaken by Barclays Group are not disclosed in the quantitative section as they do not fall under the regulatory securitisation framework (defined under Part Three, Title II, Chapter 5 of the CRR, part of the CRD IV package). These include funding transactions for the purposes of generating term liquidity, and certain government guaranteed transactions.

Objectives of securitisation activities

In the course of its business, Barclays Group has undertaken securitisations of its own originated assets as well as the securitisation of third party assets via special purpose vehicles, sponsored conduit vehicles and shelf programmes.

Barclays Group has securitised its own originated assets in order to manage Barclays Group’s credit risk position and to generate term funding for Barclays Group balance sheet. Barclays Group also participates in primary securitisations and distributes bonds to the market to facilitate term liquidity for its clients.

Barclays Group also purchases asset backed loans and securities for the purpose of supporting client franchise, and purchases asset backed securities (ABS) for the purpose of investing its liquidity pool.

Further, Barclays Group makes a secondary market for a range of securitised products globally, including residential mortgage backed securities (RMBS), commercial mortgage backed securities (CMBS) and ABS.

The role and involvement of Barclays Group in securitisations in 2018

Barclays Group adopts the following roles in the securitisation processes in which it is involved:

Originator of assets prior to securitisation

Barclays Group originates or purchases commercial mortgage loans for the purpose of securitisation. The securities are then sold to investors through a broker-dealer subsidiary.

Barclays Group securitises assets otherwise originated in the ordinary course of business including corporate loans, consumer loans and commercial mortgage loans. Barclays Group also provides derivative transactions to securitisations sponsored by itself and third parties. These transactions carry counterparty credit risk and are included in Barclays Group trading book.

Providing warehousing facilities collateralised by third party assets prior to securitisation or exit via whole-loan sale

Barclays Group provides warehouse financing to third party loan originators, including for agency eligible loans that can be securitised by the Federal National Mortgage Association (‘Fannie Mae’), the Federal Home Loan Mortgage Corporation (‘Freddie Mac’), or the Government National Mortgage Association (‘Ginnie Mae’) and for corporate loans that can be securitised via collateralised loan obligations (CLO).

Executor of securitisation trades including bond marketing and syndication

Barclays Group transacts primarily as a principal in RMBS, ABS, CLO and CMBS with institutional investors and other broker-dealers. Agency backed residential and commercial mortgage securitisations include Credit Risk Transfer securities (Fannie Mae-sponsored CAS and Freddie Mac-sponsored STACR bonds). ABS securitisations include consumer ABS (e.g. credit card, student loan and auto) and non-traditional ABS (e.g. timeshares, wireless towers and whole business securitisations). Non-agency commercial mortgage securitisations include CMBS and commercial real estate collateralised loan obligations (CRE CLO). Barclays Group makes secondary market in CLOs and acts as arranger on behalf of clients to structure and place arbitrage CLOs. In certain limited instances, Barclays Group may also hold a portion of securitisations, which are required for risk retention purposes.

Purchaser of third party securitisations to support client franchise

Barclays Group may purchase third party securitisations. Barclays Group also funds on its own balance sheet securitisations similar to the ones funded via its sponsored conduits (see below).

Sponsoring conduit vehicles

Barclays Group acts as managing agent and administrative agent of two multi-seller asset backed commercial paper (ABCP) conduits,

Sheffield Receivables Company, LLC (Sheffield) and Salisbury Receivables Company, LLC (Salisbury), through which interests in securitisations of third party originated assets are funded via a variety of funding mechanics including the issuance of ABCP.

From a regulatory perspective, Barclays acts as a sponsor of Sheffield and Salisbury. In relation to such conduit activity, Barclays Group provides all or a portion of the backstop liquidity to the commercial paper, programme-wide credit enhancement and, as appropriate, interest rate and foreign currency hedging facilities. Barclays Group receives fees for the provision of these services.

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

Funding transactions to generate term liquidity

Secured funding forms one of the key components of Barclays Group’s diversified funding sources providing access to the secured wholesale market and complementing the diversification of funding by maturity, currency and geography. Barclays Group issues ABS and covered bonds secured primarily by customer loans and advances.

Barclays Group currently manages four key, on-balance sheet asset backed funding programmes to obtain term financing for mortgage loans and credit card receivables. These programmes also support retained issuances for Barclays Group to access central bank liquidity and funding. The UK regulated covered bond and the residential mortgage master trust securitisation programmes both utilise assets originated by Barclays Group’s UK residential mortgage business. The third programme is a credit card master trust securitisation and uses receivables from Barclays Group’s UK credit card business. The fourth programme is a SEC registered securitisation programme backed by US domiciled credit card receivables.

Risk transfer transactions

Barclays Group has entered into synthetic and cash securitisations of corporate and commercial loans (originated in the ordinary course of business) for the purposes of the transfer of credit risk to third party investors. The regulatory capital requirements of these transactions fall under CRD IV.

Barclays PLC 2018 Annual Report on Form 20-F 397

Additional information

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

Securitisation exposures are subject to Barclays Group Credit Risk policies and standards and business level procedures. This includes the requirement to review in detail each transaction at a minimum on an annual basis. As collateral risk is the primary driver the analysis places a particular focus on the underlying collateral performance, key risk drivers, servicer due diligence and cash flows, and the impact of these risks on the securitisation notes. The risk is addressed through the transaction structure and by setting an appropriate modelled tolerance level. Structural features incorporate wind-down triggers set against factors including, but not limited to, defaults/ charge-offs, delinquencies, excess spread, dilution, payment rates and yield, all of which help to mitigate potential credit deterioration. Qualitative aspects such as counterparty risk and ancillary issues (operational and legal risk) are also considered. Changes to the credit risk profile of securitisation exposures will also be identified through ongoing transaction performance monitoring. In addition, periodic stress tests of the portfolio as part of ongoing risk management are conducted as well as in response to Barclays Group-wide or regulatory requests.

The principal committee responsible for the monitoring of the credit risk arising from securitisations is Wholesale Credit Risk Management Committee (WCRMC).

Market and liquidity risks

Market risk for securitised products is measured, controlled and limited through a suite of VaR, non-VAR and stress metrics in accordance with Barclays Group’s Market Risk Policies and Procedures. The key risks of securitisation structures are interest rate, credit, spread, prepayment and liquidity risk. Interest rate and spread risk are hedged with standard liquid interest rate instruments (including interest rate swaps, US Treasuries and US Treasury futures). The universe of hedging instruments for credit and prepayment risk is limited and relatively illiquid, resulting in basis risks. In providing warehouse financing, Barclays Group is exposed to mark to market (if counterparty defaults on related margin call).

Hedging

Securitisation and re-securitisation exposures benefit from the relative seniority of the exposure in the capital structure. Due to lack of availability in the credit default swap market for individual asset backed securities, there are no material CDS hedge counterparties relating to the securitisation and re-securitisation population.

Operational risks

Operational risks are incurred in all of Barclays Group’s operations. In particular, all securitised (and re-securitised) assets are subject to a degree of risk associated with documentation and the collection of cash flows.

In providing warehouse financing, Barclays Group incurs potential contingent operational risks related to representations and warranties should there be a need to foreclose on the line and it later be discovered that the underlying loans were not underwritten to agency agreed criteria. Such risks are mitigated by daily collateral margining and ready agency bids. Market risk is also mitigated by employing forward trades.

The Operational Risk Review Forum oversees the management of operational risks for the entire range of Barclays Group’s activities.

Rating methodologies, ECAIs and RWA calculations

RWAs reported for securitised and re-securitised banking book and trading book assets at 31 December 2018 are calculated in line with CRR and UK PRA rules and guidance. Barclays Group has approval to use, and therefore applies, the internal ratings based approach for the calculation of RWAs where appropriate, and the Standardised Approach elsewhere.

Barclays Group employs eligible ratings issued by nominated External Credit Assessment Institutions (ECAIs) to risk weight its securitisation and re- securitisation exposure where their use is permitted. Ratings are considered eligible for use based on their conformance with the internal rating standard which is compliant with both CRR and European Credit Rating Agency regulation. The ECAIs nominated by Barclays Group for this purpose are Standard & Poor’s, Moody’s, Fitch, DBRS and Kroll.

As required by CRR, Barclays Group uses credit ratings issued by these ECAIs consistently for all exposures within the securitisation exposure class. For that reason, there is no systematic assignment of particular agencies to types of transactions within the securitisation exposure class.

For Sheffield and Salisbury, the Internal Assessment Approach (IAA) framework mirrors the ECAI methodology, which also includes Moody’s and Fitch, who rate the Sheffield and Salisbury programmes. Under the IAA framework, the securitisation exposure must be internally rated, and Barclays Group internal assessment process must meet certain requirements in order to map its own internal rating to an ECAI. Cash flow stress analysis on a securitisation structure is performed as prescribed by an ECAI methodology for the relevant ratings level, and is at least as conservative as the published methodology. Stress factors may include, among other factors, asset yields, principal payment rates, losses, delinquency rates and interest rates.

In determining an internal rating, collateral risks are the primary driver and are addressed through the transaction structure and modelled statistical confidence. The analysis reflects Barclays Group’s view on the transaction, including dilution risk, concentration and tenor limits, as well as qualitative aspects such as counterparty risk and important ancillary issues (operational and legal risks). The adequacy and integrity of the servicer’s systems and processes for underwriting, collections policies and procedures are also reviewed. Barclays Group conducts a full due diligence review of the servicer for each transaction. Each transaction is reviewed on, at least, an annual basis with a focus on the performance of underlying assets. The results of any due diligence review and the financial strength of the seller/ servicer, are also factored into the analysis. Ratings of the transaction are reaffirmed with the most up to date ECAI methodologies. Any transaction which deviates from the current methodology is amended accordingly.

Summary of the accounting policies for securitisation activities

Certain Group-sponsored entities have issued debt securities or have entered into funding arrangements with lenders in order to finance specific assets. An entity is consolidated by Barclays Group when Barclays Group has control over the entity. Barclays Group controls an entity if it has all of the three elements of control which are i) power over the entity; and ii) exposure, or rights, to variable returns from its involvement with the entity; iii) the ability to use its power over the entity to affect the amount of Barclays Group returns.

The consolidation treatment must be initially assessed at inception and is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control.

398 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of securitisation exposures

Typically, assets that are awaiting securitisation on Barclays Group balance sheet are measured at fair value through P&L, using the appropriate method for the asset class as they are classified as held for trading or are designed at fair value through profit and loss, under the IAS 39 fair value option. However, some non-derivative assets held prior to securitisation may qualify as loans and receivables and are measured at amortised cost. When securitised assets have been included on Barclays Group balance sheet it is necessary to consider whether those assets may be removed from Barclays Group balance sheet. Assets which have been transferred to third parties (i.e. an unconsolidated Barclays Group entity), will remain on Barclays Group balance sheet, and treated as financings, unless the following criteria apply:

◾	substantially all the risks and rewards associated with the assets have been transferred, in which case, they are derecognised in full

◾	if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of Barclays Group’s continuing involvement.

Any financial support or contractual arrangements provided to unconsolidated entities, over securitised assets, would be recognised as a liability on balance sheet if it met the relevant IFRS criteria, or gave rise to a provision under IAS 37, and have to be disclosed (see Note 25). Note, however, that Barclays Group has a Significant Risk Transfer policy that does not allow for any support to be provided to any transactions that fall under the securitisation framework.

Assets may be transferred to a third party through a legal sale or an arrangement that meets the ‘pass-through’ criteria where the substance of the arrangement is principally that Barclays Group is acting solely as a cash collection agent on behalf of the eventual recipients.

Where the transfer applies to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

When the above criteria support the case that the securitisation should not be accounted for as financing, the transaction will result in sale treatment or partial continued recognition of the assets to the extent of Barclays Group’s continuing involvement in those assets. Gains are recognised to the extent that proceeds that can be measured using observable market data exceed the assets derecognised.

Any retained interests, which will consist of loans and/or securities depending on the nature of the transaction, are valued in accordance with Barclays Group’s Accounting Policies, as set out in the Barclays PLC Annual Report 2018. To the extent that these interests are measured at fair value, they will be included within the fair value disclosures in the financial statements in the Annual Report. As outlined in these disclosures, key valuation assumptions for retained interests of this nature will include spreads to discount rates, default and recovery rates and prepayment rates that may be observable or unobservable.

In a synthetic securitisation transaction, the underlying assets are not sold into the relevant special purpose entity (SPE). Instead, their performance is transferred into the vehicle through a synthetic instrument such as a CDS, a credit linked note or a financial guarantee. The accounting policies outlined above will apply to synthetic securitisations.

Barclays PLC 2018 Annual Report on Form 20-F 399

Additional information

Barclays’ approach to managing risks

Management of treasury and capital risk

This section provides an overview of the management of liquidity risk, capital risk and interest rate risk in the banking book.

◾	Liquidity risk, with a focus on how it is managed so that highly quality liquid assets are adequate at all times including under stress, is discussed on pages 137 to 147

◾	Capital risk, including how the risk of insufficient capital and leverage ratios and pension risk are managed, is discussed on pages 151 to 158

◾	The management of Interest rate risk in the banking book is discussed on pages 159 to 161

400 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

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

Overview

Barclays Group Treasury manages treasury and capital risk exposure on a day-to-day basis with the Treasury Committee acting as the principal management body. To enforce effective oversight and segregation of duties and in line with the ERMF, the Treasury and Capital Risk function is responsible for oversight of key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities. The following describes the structure and governance associated with the risk types within the Treasury and Capital Risk function.

Liquidity risk management

Overview

The efficient management of liquidity is essential to Barclays Group in retaining the confidence of the financial markets and maintaining the sustainability of the business. There is a control framework in place for managing liquidity risk and this is designed to meet the following objectives:

◾	To maintain liquidity resources that are sufficient in amount and quality and funding tenor profile that is adequate to meet the liquidity risk appetite as expressed by the Board based on internal and regulatory liquidity metrics

◾	To maintain market confidence in Barclays Group’s name.

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

Barclays Group’s comprehensive control framework for managing Barclays Group’s liquidity risk is designed to deliver the appropriate term and structure of funding, consistent with the liquidity risk appetite set by the Board.

The control framework incorporates a range of ongoing business management tools to monitor, limit and stress test Barclays Group’s balance sheet and contingent liabilities and the Recovery Plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Together, these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet Barclays Group’s obligations as they fall due. The control framework is subject to internal conformance testing and internal audit review.

Organisation and structure

Barclays PLC 2018 Annual Report on Form 20-F 401

Additional information

Barclays’ approach to managing risks

Management of treasury and capital risk

The Board approves the Barclays Group funding plan, internal stress tests and results of regulatory stress tests, and the Barclays Group recovery plan. The Treasury Committee is responsible for monitoring and managing liquidity risk in line with Barclays Group’s funding management objectives, funding plan and risk frameworks. The Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing Second Line oversight of the management of liquidity risk. The BRC reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Barclays Group funding plan/forecast in order to agree Barclays Group’s projected funding abilities.

Barclays Group maintains a range of management actions for use in a liquidity stress, these are documented in the Barclays Group Recovery Plan. Since the precise nature of any stress event cannot be known in advance, the actions are designed to be flexible to the nature and severity of the stress event and provide a menu of options that can be drawn upon as required. The Barclays Group Recovery Plan also contains more severe recovery options to generate additional liquidity in order to facilitate recovery in a severe stress. Any stress event would be regularly monitored and reviewed using key management information by Treasury, Risk and business representatives.

Risk Appetite and planning

Barclays has established an LRA over Group stress tests to represent the level of liquidity risk Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

The key expression of the liquidity risk is through stress tests. It is measured with reference to the liquidity pool compared to anticipated net stressed outflows for each of five stress scenarios. Barclays has defined both internal short term and long term LRA stress test metrics.

The LRA for internal stress tests is approved by the Board. The LRA is reviewed on a continuous basis and is subject to formal review at least annually as part of the Internal Liquidity Adequacy Assessment Process (ILAAP).

Statement of Liquidity Risk Appetite: For 2018, the Board has approved that Barclays Group will maintain an amount of available liquidity resources to meet modelled and prescribed regulatory liquidity stress outflows over a period of time (minimum buffer duration):

◾	30 days in a Barclays specific stress

◾	90 days in a market wide stress

◾	30 days in a combined stress

◾	Long term LRA 80% LCR (Pillar 2)

◾	LCR 30 days minimum ratio 100% (Pillar 1 basis) and 100% (Pillar 2 basis)

The stress outflows are used to determine the size of Barclays Group Liquidity Pool, which represents those resources immediately available to meet outflows in a stress. In addition to the liquidity pool, the control framework and policy provides for other management actions, including generating liquidity from other liquid assets on Barclays Group’s balance sheet in order to meet additional stress outflows, or to preserve or restore the Liquidity Pool in the event of a liquidity stress.

Liquidity limits

Barclays manages limits on a variety of on and off-balance sheet exposures, a sample of which is shown in the table below. These limits serve to control the overall extent and composition of liquidity risk taken by managing exposure to the cash outflows.

Early warning indicators

Barclays Treasury FLM monitors a range of market indicators for early signs of liquidity risk either in the market or specific to Barclays, a sample of which are shown in the table below. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions. Early warning indicators are used as part of the assessment of whether to invoke Barclays Group Recovery Plan, which provides a framework for how the liquidity stress would be managed.

Recovery & resolution planning

Barclays maintains a Group Recovery Plan (GRP) which is designed to provide a framework to effectively manage a severe financial stress. The GRP is proportionate to the nature, scale and complexity of the business and is tested to evaluate that it is operationally robust. The GRP details the escalation and invocation process for the plan, including integration with i) BAU monitoring of capital and liquidity Early Warning Indictors (EWI) to detect signs of approaching financial stress, ii) existing processes within Barclays Treasury and Risk to respond to mild/ moderate stress and iii) a governance process for formally invoking the GRP. The Plan would be formally invoked by Barclays Group Board

402 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of treasury and capital risk

and would be overseen and executed by the Barclays Crisis Leadership Team (BCLT), a flexible committee of senior management for responding to all types of stress events. In invoking and executing the plan, the BCLT (in consultation with Barclays Group Board) would assess the likely impact of the stress event on Barclays Group and its subsidiaries and determine the appropriate response for the nature and severity of the stress. The GRP includes a range of recovery options to respond to financial stresses of varying severity and includes detailed information on financial and non-financial impacts of options and a communications plan.

Liquidity risk management

A control framework is in place for Liquidity Risk under which the Treasury function operates. The control framework describes liquidity risk management processes, associated policies and controls that Barclays Group has implemented to manage liquidity risk within the Liquidity Risk Appetite and is subject to annual review. Internal architecture is in place to record and measure our group wide liquidity metrics reporting

The Board sets the Liquidity Risk Appetite based on the internal liquidity risk stress test model (LRA) and external regulatory requirements namely the Liquidity Coverage Ratio (LCR). The Liquidity Risk Appetite is represented as the level of risk Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The approved Liquidity Risk Appetite is implemented in line with the control framework and policy for liquidity risk.

Capital risk management

Overview

Capital risk is managed through ongoing monitoring and management of the capital position, regular stress testing and a robust capital governance framework.

Roles and responsibilities

The management of capital risk is integral to Barclays Group’s approach to financial stability and sustainability management, and is embedded in the way businesses and legal entities operate.

Capital risk management is underpinned by a control framework and policy. The capital management strategy, outlined in Barclays Group and legal entity capital plans, is developed in alignment with the control framework and policy for capital risk, and is implemented consistently in order to deliver on Barclays Group’s objectives.

The Board approves the Barclays Group capital plan, internal stress tests and results of regulatory stress tests, and the Barclays Group recovery plan. The Barclays Group Treasury Committee is responsible for monitoring and managing capital risk in line with Barclays Group’s capital management objectives, capital plan and risk frameworks. The Barclays Group Treasury and Capital Risk Committee monitors and reviews the capital risk profile and control environment, providing Second Line oversight of the management of capital risk. The Barclays PLC BRC reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Barclays Group capital plan/forecast in order to agree Barclays Group’s projected capital adequacy.

Local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by Barclays Group Treasury Committee, as required.

Treasury has the primary responsibility for managing and monitoring capital and reports to the Barclays Group Finance Director. The Barclays Group Treasury and Capital Risk function provides oversight of capital risk and is an independent risk function that reports to the Barclays Group CRO. Production of the Barclays PLC ICAAP is the joint responsibility of Barclays Group Risk and Barclays Group Finance.

Capital risk management

Barclays Group’s capital management strategy is driven by the strategic aims of Barclays Group and the risk appetite set by the Board. Barclays Group’s objectives are achieved through well embedded capital management practices.

Capital planning and allocation

Barclays Group assesses its capital requirements on multiple bases, with Barclays Group’s capital plan set in consideration of Barclays Group’s risk profile and appetite, strategic and performance objectives, regulatory requirements, international financial reporting standards (including IFRS 9), and market and internal factors, including the results of stress testing. The capital plan is managed on a top-down and bottom-up basis through both short-term and medium-term financial planning cycles, and is developed with the objective that Barclays Group maintains an adequate level of capital to support its capital requirements. The planning process captures the impact of IFRS 9 to the capital plan, both including and excluding the impacts of transitional regulatory adjustments.

Barclays PLC 2018 Annual Report on Form 20-F 403

Additional information

Barclays’ approach to managing risks

Management of treasury and capital risk

The PRA determines the regulatory capital requirements for the consolidated Barclays Group. Under these regulatory frameworks, capital requirements are set in consideration of the level of risk that Barclays Group is exposed to and the factors above, and are measured through both risk-based Risk Weighted Assets (RWAs) and leverage-based metrics. An internal assessment of Barclays Group’s capital adequacy is undertaken through the Internal Capital Adequacy Assessment Process (ICAAP) and is used to inform the capital requirements of Barclays Group.

Barclays Group expects to meet the minimum requirements for capital and leverage at all times and also holds an internal buffer sized according to Barclays Group’s assessment of capital risk.

Through the capital planning process, capital allocations are approved by Barclays Group Executive committee, taking into consideration the risk appetite and strategic aims of Barclays Group. Regulated legal entities are, at a minimum, capitalised to meet their current and forecast regulatory and business requirements.

Monitoring and reporting

Capital is managed and monitored to maintain that Barclays’ capital plans remain appropriate and that risks to the plans are considered.

Limits are set by Risk to control the level of capital risk within Barclays Group. Treasury are responsible for complying with these limits as the first line of deference for the management of capital risk. Limits are monitored through appropriately governed forums in the first and second line of defence.

To support compliance with risk limits, Treasury monitor capital risks against firm-specific and macroeconomic early warning indicators and report on these to the Barclays Group Treasury Committee and entity ALCOs. This enables a consistent and objective approach to monitoring the capital outlook against the capital plan, and supports the early identification when outlooks deteriorate.

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

Barclays Group also undertakes stress tests prescribed by the BoE and EBA, and legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of the internal capital buffer required and the results are incorporated into Barclays Group capital plan to maintain adequacy of capital under normal and severe, but plausible stressed conditions.

Actions are identified as part of the stress tests that can be taken to mitigate the risks that may arise in the event of material adverse changes in the current economic and business outlook. As an additional layer of protection, Barclays Group Recovery Plan defines the actions and implementation strategies available to Barclays Group to increase or preserve capital resources in the situation that a stress occurs that is more severe than anticipated.

Capitalisation of legal entities

Barclays as a group comprises legal entities across multiple jurisdictions. Barclays Group and regulated legal entities are subject to prudential requirements from the PRA and/or local regulators. Sufficient capital needs to be available to meet these requirements both at a consolidated Group and individual legal entity level.

Where aggregate requirements for individual entities in Barclays Group are higher than the consolidated requirement, Barclays Group may use debt or capital other than CET1 to meet these incremental requirements (so called ‘double leverage’). There are regulatory and rating agency expectations that constrain the amount of double leverage that can be used. This might increase the overall level of capital Barclays Group is required to hold.

The capitalisation of legal entities is reviewed annually as part of the capital planning process and monitored on an ongoing basis.

Transferability of capital

Surplus capital held in Group entities is required to be repatriated to the immediate parent in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the re-deployment of capital across legal entities. Capital is managed for Barclays Group as a whole as well as for its operating subsidiaries to allow fungibility and redeployment of capital while meeting relevant internal and regulatory targets at entity levels.

Foreign exchange risk

Barclays Group has capital resources and risk weighted assets denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and RWAs. As a result, Barclays

Group’s CET1 ratio is sensitive to foreign currency movements.

Barclays Group seeks to minimise the volatility of the CET1 ratio caused by foreign exchange rate movements by maintain that the CET1 capital movements broadly match the revaluation of Barclays Group’s foreign currency RWA exposures. This is achieved by seeking to align the ratio of CET1 sensitive to foreign exchange rate movements to foreign currency RWAs with Barclays Group CET1 ratio.

Pension risk

Barclays Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet pension payments is maintained through investments and contributions.

Pension risk arises because the estimated market value of the pension fund assets might decline; investment returns might reduce; or the estimated value of the pension liabilities might increase. Barclays Group monitors the pension risks arising from its defined benefit pension schemes and works with Trustees to address shortfalls. In these circumstances Barclays Group could be required or might choose to make extra contributions to the pension fund. Barclays Group’s main defined benefit scheme was closed to new entrants in 2012.

Management of pension risk

Many of Barclays Group’s defined benefit (DB) pension funds are established as trusts in order to keep the fund’s assets separate from the sponsor (Barclays). As such the Trustees are responsible for:

◾	The investment strategy including asset allocation and performance.

◾	Assessing the level of technical provision required.

◾	Monitoring progress against funding objectives.

◾	Complying with local legislation.

The legal structure of Barclays’ DB pension funds and the role of the Trustees mean that Pension Risk is not part of Barclays Group’s risk appetite assessment used to manage other key risks.

Pension Forums

The Pension Executive Board (PEB) has accountability for the effective operation of pensions across Barclays Group. It is the most senior executive body for pensions in Barclays.

The Pension Management Group (PMG) is accountable for the oversight and management of Barclays Group’s responsibilities relating to its pension arrangements. The PMG is accountable to the PEB.

The PEB and PMG are not created or mandated under the ERMF. However, these forums provide Risk the opportunity to discuss and comment on pension risk in a wider context with other relevant stakeholders from HR, Legal, Treasury and Finance.

404 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of treasury and capital risk

Key Pension Risk controls and governance include:

◾	Annual review, challenge and proposal of the IAS19 market-driven assumptions used for the calculation of the pension scheme liabilities used in Barclays disclosures.

◾	Representation and input at key pension forums.

◾	Input into Barclays Group’s ICAAP for pension risk.

◾	Input into Barclays Group’s strategic planning and stress test exercises.

◾	Provide independent oversight of the pension risk profiles from Barclays Group’s perspective.

◾	Coordinates response to regulatory initiatives, developments and proposals on pensions, which may include inputs from material overseas schemes.

Interest rate risk in the banking book management

Overview

Banking book operations generate non-traded market risk, primarily through the mismatch between the duration of assets and liabilities and where interest rates on products reset at different dates. As per Barclays Group’s policy to remain within the defined risk appetite, interest rate and FX risks residing in the banking books of the businesses are transferred to Treasury where they are centrally managed. Currently these risks are transferred to Treasury via funding arrangements and interest rate or FX swaps. However, the businesses remain susceptible to non-traded market risk from seven key sources:

◾	Repricing/residual risk: the impact from the mismatch between the run-off of product balances and the associated interest rate hedges or from un-hedged liquidity buffer investments.

◾	Structural risk: the change to the net interest income on rolling structural hedge replenishment due to adverse movements in interest rates, assuming that the balance sheet remains constant.

◾	Prepayment risk: the potential loss in value if actual prepayment or early withdrawal behaviour from customers deviates from the expected or contractually agreed behaviour, which may result in a hedge or funding adjustment at a cost to Barclays Group. Exposures are typically considered (where appropriate) net of any applicable offsetting early repayment charges. This risk principally relates to early repayment of fixed rate loans or withdrawal from fixed rate savings products.

◾	Recruitment risk: the potential loss in value if the actual completion or drawdown behaviour from customers deviates from the expected behaviour, which may result in a hedge or funding adjustment at a cost to Barclays Group. This risk principally relates to the completion timing around Barclays
Group’s fixed rate mortgage pipeline process.

◾	Margin compression risk: the effect of internal or market forces on the Barclays Group’s net margin where, for example, in a low rate environment a fall in interest rates may further decrease interest income earned on the assets whereas funding costs may not be reduced given the already minimum level of interest rates.

◾	Lag risk: arises from the delay in repricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraints around customer notification on pricing changes, processing time for Barclays Group’s notification systems or contractual agreements within a product’s terms and conditions.

◾	Asset swap spread risk: the spread between Libor and sovereign bond yields that arises from the management of the liquidity buffer investments and its associated hedges.

Furthermore, liquidity pool investments are generally subject to fair value through other comprehensive income (FVOCI) accounting rules, whereby changes in the fair value of these assets impact capital via other comprehensive income (OCI).

Roles and responsibilities

The non-traded market risk team provides risk management oversight and monitoring of all traded and non-traded market risk in Treasury and Customer Banking Books, which specifically includes:

◾	Interest rate risk assessment in the customer banking books.

◾	Review and challenge the behavioural assumptions used in hedging and transfer pricing.

◾	Risk management of the liquidity buffer investments and funding activities.

◾	Oversight of balance sheet hedging.

◾	Review of residual risk in the hedge accounting solution and hedging of net investments.

◾	Proposal and monitoring of risk limits to manage traded and non-traded market risk within the agreed risk appetite.

The Barclays Group Treasury Committee is responsible for monitoring and managing IRRBB risk in line with Barclays Group’s management objectives and risk frameworks. The Barclays Group Risk Committee monitors and reviews the IRRBB risk profile and control environment, providing Second Line oversight of the management of IRRBB risk. The Barclays Group Board Risk Committee reviews the interest rate risk profile, including annual review of the risk appetite and the impact of stress scenarios on the interest rate risk of the Barclays Group.

Management of IRRBB

Barclays seeks to minimise interest rate risk in the banking book and maintain it is within the agreed risk appetite, whilst actively managing the associated risks which could reduce the value of liquidity buffer investments. Therefore, the primary control for IRRBB is calculating the risk measures described below and monitoring risk exposure vs. defined limits. Limits are set at an aggregate business level and then cascaded down.

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

Annual Earnings at Risk (AEaR)

AEaR measures the sensitivity of net interest income over a one-year period. It is calculated as the difference between the estimated income using the expected rate forecast and the lowest estimated income following a parallel increase or decrease in interest rates.

The main model assumptions are:

The balance sheet is kept at the current level, i.e. no growth is assumed, and run-off balances are reinvested to maintain a constant balance sheet

Barclays PLC 2018 Annual Report on Form 20-F 405

Additional information

Barclays’ approach to managing risks

Management of treasury and capital risk

Contractual positions are adjusted for an assumed behavioural profile, more closely matching the expected product life-cycle.

AEaR sensitivity is calculated for the entire banking book, including the liquidity buffer investments. The metric provides a measure of how interest rate risk may impact Barclays

Group’s earnings, providing a simple comparison between risk and returns. The main disadvantage of the metric is its short-term focus, as it only measures the impact on a position in the first 12 months. In order to counter this, Barclays Group has implemented additional economic value risk metrics.

See pages 159 to 160 for a review of AEaR in 2018.

Economic Value of Equity (EVE)

EVE calculates the change in the present value of Barclays Group’s expected cash-flows from a parallel upward or downward interest rate

(100bps) shock. Note that the EVE calculation measures sensitivity in terms of present value, while AEaR measures income sensitivity, and as such are complimentary.

The EVE measure is applied to the entire banking book, that is, the same coverage as AEaR, and covers the full life of transactions and hedges allowing the risk over the whole life of positions to be considered. It does not capture the impact of business growth or management actions, and is based on the expected balance sheet run-off profile.

Economic Capital (EC, for recruitment, prepayment and residual risk)

EC consistent models, based on VaR methodologies, are used to measure unexpected losses to a 99% confidence interval over a one-year period. Within non-traded market risk, this measure aims to capture recruitment, prepayment and residual risks for banking book products (see definitions on page 405). EC metrics typically measure variations in economic value from specific sources of risk, for example, prepayment risk EC for fixed rate mortgages predicts the cost of hedging in order to reduce any mismatch exposure resulting from the impact of unexpected customer prepayment levels.

Limits are set against EC metrics and breaches trigger mitigating actions to reduce exposure to appropriate levels. EC modelling is typically applied only to contractually fixed rate products, with the majority of variable and administered rate portfolios not subject to an EC measure.

Advantages of EC are that it can calculate unexpected losses to an appropriate degree of confidence given the nature of the risks, and that it covers sources of loss beyond the scope of other models (one-year period for AEaR, only existing business being considered for EVE, etc). However, as with any statistical model, the choice of the distribution may drive under-prediction of very extreme events, i.e. the real distribution may be fat-tailed. To mitigate this, Barclays Group continues to improve its models using longer time series of historical data to capture extreme moves.

See pages 159 to 161 for a review of EC in 2018.

Value at Risk (VaR)

VaR is an estimate of the potential loss arising from unfavourable market movements if the current position were to be held unchanged for a set period. For internal market risk management purposes, a historical simulation methodology is used with a two-year equally weighted historical period, at a 95% confidence level.

Daily VaR is used to measure residual interest and foreign exchange risks within certain banking book portfolios.

Quarterly scaled VaR is used to measure risk in the liquidity pool investments. The calculation uses a two-year historical period, a 95% confidence level and is scaled from daily to quarterly using a constant factor.

Stress testing

All non-traded market risk positions are subject to Barclays Group’s annual stress testing exercise, where scenarios based on adverse economic parameters are used to determine the potential impact of the positions on results and the balance sheet.

406 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of operational risk

The sources of operational risks, and how those risks are managed, are detailed in this section.

◾	The types of risks that are classified as operational risks are described on page 408.

◾	Governance, management and measurement techniques are covered on pages 409-410.

Barclays PLC 2018 Annual Report on Form 20-F 407

Additional information

Barclays’ approach to managing risks

Management of operational risk

Operational risk

The risk of loss to the firm from inadequate or failed processes, systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

Payments processes from initiation through to external settlement, including any repairs or amendments.

◾ People Risk: The set of risks associated with employing and managing people, including compliance with regulations, appropriate resourcing for requirements, recruitment and development risks (excluding health and safety related risk).

◾ Premises Risk: The risk of business detriment or harm to people due to premises and infrastructure issues.

◾ Physical Security Risk: The risk of business detriment, financial loss or harm to people as a result of any physical security incident impacting Barclays Group or a Barclays Group’s employee - relating to harm to people, unauthorised access, intentional damage to premises or theft or intentional damage to moveable assets.

◾ Supplier Risk: The risk that is introduced to Barclays Group or a Barclays Group’s entity as a consequence of obtaining services or goods from another legal entity, or entities, whether external or internal as a result of inadequate selection, inadequate management or inadequate exit management.

◾ Tax Risk: The risk of unexpected tax cost in relation to any tax for which Barclays Group is liable, or of reputational damage on tax matters with key stakeholders such as tax authorities, regulators, shareholders or the public. Tax cost includes tax, interest or penalties levied by a taxing authority.

◾ Technology Risk: The risk of dependency on technological solutions and failure to develop, deploy and maintain technology solutions that are stable, reliable and deliver business need.

Overview

The management of operational risk has three key objectives:

◾ Deliver an operational risk capability owned and used by business leaders which is pragmatic, relevant, and enables business leaders to make sound risk decisions over the long term.

◾ Provide the frameworks and policies to enable management to meet their risk management responsibilities while the second line of defence provides robust, independent, and effective oversight and challenge.

◾ Deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with Barclays Group’s strategy, the stated risk tolerance and stakeholder needs.

Following submission of an application to the PRA relating to Barclays Group Advanced Measurement Approach (AMA) permission, Barclays Group received the PRA’s approval to use the Standardised Approach (TSA) for operational risk regulatory capital purposes with effect from 1 April 2018. Barclays Group has conservatively elected to retain its previous operational risk RWA amount unchanged for 2018.

Barclays Group operates within a strong system of internal controls that enables business to be transacted and risk taken without exposing Barclays Group to unacceptable potential losses or reputational damages. Barclays Group has an overarching Enterprise Risk Management Framework (ERMF) that sets out the approach to internal governance.

Organisation and structure

Operational risk comprises a number of specific risk categories defined as follow:

◾ Data Management & Information Risk: The risk that Barclays Group information is not captured, retained, used or protected in accordance with its value and legal and regulatory requirements.

◾ Financial Reporting Risk: The risk of a material misstatement or omission within Barclays Group’s external financial reporting, regulatory reporting or internal financial management reporting

◾ Fraud Risk: The risk of financial loss when an internal or external party acts dishonestly with the intent to obtain an undue benefit, cause a loss to, or to expose either Barclays Group or its customers and clients to a risk of loss.

◾ Payments Process Risk: The risk of payments being processed inaccurately, with delays or without appropriate authentication and authorisation. It includes

408 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of operational risk

◾	Transaction Operations Risk: The risk of customer/client or Barclays Group detriment due to unintentional error and/or failure in the end-to-end process of initiation, processing and fulfilment of an interaction between a customer/client and Barclays Group with an underlying financial instrument (e.g. mortgage, derivative product, trade product etc.) in consideration.

In addition to the above, operational risk encompasses risks associated with prudential regulation. This includes the risk of failing to: adhere to prudential regulatory requirements, including capital adequacy requirements; provide regulatory submissions; or monitor and manage adherence to new prudential regulatory requirements.

These risks may result in financial and/or non-financial impacts including legal/ regulatory breaches or reputational damage.

Barclays Group also recognises that there are certain threats/risk drivers that are more thematic and have the potential to impact Barclays Group’s strategic objectives. These are Enterprise Risk Themes which require an overarching and integrated risk management approach. Including:

◾	Cyber: The potential loss or detriment to Barclays caused by individuals or groups (threat actors) with the capabilities and intention to cause harm or to profit from attacks committed via network information systems against us, our suppliers, or customers/clients.

◾	Data: Aligned to the data strategy of Barclays Group and encompassing data risks to Barclays Group from multiple risk categories, including data management, data architecture, data security & protection, data resilience, data retention and data privacy.

◾	Execution: The risk of failing to deliver and implement the agreed initiatives, priorities and business outcomes required to deliver Barclays Group’s strategy within agreed timelines.

◾	Resilience: The risk of the organisation’s ability to survive and prosper in its commercial endeavours in the presence of adverse events, shocks and chronic or incremental changes.

Roles and responsibilities

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the legal entities, business and functional units where the risk arises. The operational risk profile and control environment is reviewed by business management through specific meetings which cover these items. Legal entities, businesses and functions are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, operational risk events and a review of scenarios.

The Barclays Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Barclays Group-wide Operational Risk Management Framework and for overseeing the portfolio of operational risk across Barclays Group.

Operational Risk Management (ORM) acts in a Second Line of Defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays Group’s operational risk profile. ORM alerts management when risk levels exceed acceptable tolerance in order to drive timely decision making and actions by the first line of defence. Operational risk issues escalated from these meetings are considered through the second line of defence review meetings. Depending on their nature, the outputs of these meetings are presented to the operational risk profile Forum, the Barclays PLC Board Risk Committee or the Barclays PLC Board Audit Committee.

Specific reports are prepared by Operational Risk on a regular basis for the Barclays Group Risk Committee, and the Barclays PLC Board Risk Committee.

Specific reports are prepared by legal entity and Barclays Group Operational Risk on a regular basis for BRC and BAC.

Operational risk framework

The Operational Risk Framework comprises a number of elements which allow Barclays Group to manage and measure its operational risk profile and to calculate the amount of operational risk capital that Barclays Group needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the Operational Risk Framework and supporting policies. This framework is implemented across Barclays Group with all legal entities, businesses and functions required to implement and operate an Operational Risk Framework that meets, as a minimum, the requirements detailed in the operational risk policies.

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

The Operational Risk Framework includes the following elements:

Risk and control self-assessments

Risk and control self-assessments (RCSAs) are the way in which Barclays Group identifies and assesses the risks which are inherent in the material processes operated by Barclays Group. Managers in the business use the RCSA approach to evaluate the key controls in place to mitigate those risks and assess the residual risk exposure to Barclays Group. The businesses / functions are then able to make decisions on what action, if any, is required to reduce the level of residual risk to Barclays Group. These risk assessments are monitored on a regular basis to maintain that each business understands the risks it faces.

Risk events

An operational risk event is any circumstance where, through the lack or failure of a control, Barclays Group has actually, or could have, made a loss. The definition includes situations in which Barclays Group could have made a loss, but in fact made a gain, as well as incidents resulting in reputational damage or regulatory impact only.

A standard threshold is used across Barclays Group for reporting risk events and part of the analysis includes the identification of improvements to processes or controls, to reduce the recurrence and/or magnitude of risk events. For significant events, both financial and non-financial, this analysis includes the completion of a formal lessons learnt report.

Barclays Group also maintains a record of external risk events which are publicly available and is a member of the Operational Riskdata eXchange (ORX), a not-for-profit association of international banks formed to share anonymous loss data information. This external loss information is used to support and inform risk identification, assessment and measurement.

Barclays PLC 2018 Annual Report on Form 20-F 409

Additional information

Barclays’ approach to managing risks

Management of operational risk

Operational Risk Tolerance

The Board approves an Operational Risk Tolerance Statement on an annual basis, establishing the level of operational risk that is acceptable in pursuit of Barclays Group’s strategic objectives.

Operational risks are assessed and monitored against the Board approved Operational Risk Tolerance, with Risk Reduction Plans established for any risks that are above the acceptable level.

The Operational Risk Profile is monitored through Risk Committees at legal entity, Barclays Group and Board level in the context of Operational Risk Tolerance.

Key indicators

Key indicators (KIs) are metrics which allow the Operational Risk Profile to be measured and monitored against Management’s Risk Tolerance. KIs include defined thresholds and performance is reported regularly to Management to drive action when risk exceeds acceptable limits.

Risk scenarios

Risk scenarios are a summary of the extreme potential risk exposures for Barclays Group covering the complete range of risks. The scenarios include an assessment of the key drivers for the exposure, occurrence and impact of the scenario and a review of the corresponding control environment. The risk scenario assessments are a key input to the calculation and benchmarking of economic capital requirements (see following section on operational risk measurement). The assessment considers analysis of internal and external loss experience, Key Risk Indicators, Risk and Control Self-Assessments and other relevant information. The businesses and functions analyse potential extreme scenarios, considering the:

◾	circumstances and contributing factors that could lead to an extreme event;

◾	potential financial impacts;

◾	controls that seek to limit the likelihood of such an event occurring; and

◾	the mitigating actions that would be taken if the event were to occur (for example crisis management procedures, business continuity or disaster recovery plans).

Management then determine whether the potential risk exposure is acceptable or whether changes in risk management control or business strategy are required.

The risk scenarios are regularly re-assessed, taking into account trends in risk factors.

Reporting

The ongoing monitoring and reporting of operational risk is a key component of the Operational Risk Framework. Reports and management information are used by the Operational Risk function and by legal entity and business management to understand, monitor, manage and control operational risks and losses.

The operational risk profile is reviewed by senior management at legal entity Risk Committee meetings as well as the Operational Risk Profile Forum and BRC, BAC and the Board.

Operational risk measurement

Barclays Group assesses its Operational Risk Capital requirements using the Standardised Approach (TSA). Barclays Group also maintains a voluntary floor for the Regulatory Capital. The floor is based on the Capital calculated by Barclays Group under the previous AMA regime.

Insurance

As part of its risk management approach, Barclays Group also uses insurance to mitigate the impact of some operational risks.

410 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of model risk

The types of model risk, and how they are managed,

are detailed in this section.

◾	The types of risks that are classified as model risk are described on page 412.

◾	Governance, management and measurement techniques are covered on page 412.

Barclays PLC 2018 Annual Report on Form 20-F 411

Additional information

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

Overview

Barclays Group uses models to support a broad range of activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures, conducting stress testing, assessing capital adequacy, managing client assets, and meeting reporting requirements.

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

Organisation and structure

Barclays Group allocates substantial resources to identify and record models and their usage, document and monitor the performance of models, validate models and adequately address model limitations. Barclays Group manages model risk as an enterprise level risk similar to other principal risks.

Barclays Group has a dedicated Model Risk Management (MRM) function that consists of two main units: the Independent Validation Unit (IVU), responsible for model validation and approval, and Model Governance and

Controls (MGC), covering model risk governance, controls and reporting, including ownership of model risk policy and the model inventory.

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

Barclays Group is continuously enhancing model risk management. The function reports to the Barclays Group CRO and operates a global framework. Implementation of best practice standards is a central objective of Barclays Group. Model risk reporting flows to senior management as depicted below.

Roles and responsibilities

The key model risk management activities include:

◾ Correctly identifying models across all relevant areas of Barclays Group, and recording models in the Barclays Group Models Database (GMD), the Barclays Group-wide model inventory. The heads of the relevant model ownership areas (typically, the Business Chief Risk Officers, Business Chief Executive Officers, Group Finance Director, Treasurer, etc.) annually attest to the completeness and accuracy of the model inventory. MGC undertakes regular conformance reviews on the model inventory.

412 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of conduct risk

This section provides an overview of the management of conduct risk.

◾	Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays Group and its employees because of inappropriate judgement in the execution of our business activities (see page 414).

Barclays PLC 2018 Annual Report on Form 20-F 413

Additional information

Barclays’ approach to managing risks

Management of conduct risk

Conduct risk

The risk of detriment to customers, clients, market integrity, effective competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct

The Barclays Bank Group and the Barclays Bank UK Group Trading Entity Risk Committees are the primary Second Line governance forums for oversight of conduct risk profile and implementation of the CRMF. The responsibilities of the Business Unit Risk Committees include approval of the conduct risk tolerance and the business defined key indicators. Additional responsibilities include the identification and discussion of any emerging conduct risks exposures which have been identified.

Overview

Barclays Group defines, manages and mitigates Conduct risk with the goal of providing positive customer and client outcomes, protecting market integrity and promoting effective competition. This includes taking reasonable steps to assure that Barclays Group’s culture and strategy are appropriately aligned to these goals; its products and services are reasonably designed and delivered to meet the needs of customers and clients; promoting the fair and orderly operation of the markets in which Barclays Group does business; and that Barclays Group does not commit or facilitate money laundering, terrorist financing, bribery and corruption or breaches of economic sanctions.

Product Lifecycle, Culture and Strategy and Financial Crime are the risk categories within the Barclays Group definition of conduct risk.

Organisation and structure

The governance of conduct risk within Barclays Group is fulfilled through management committees and forums operated by the First and Second Lines of Defence with clear escalation and reporting lines to the Board.

The Barclays Group Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays Group’s management of conduct risk.

Roles and responsibilities

The Conduct Risk Management Framework (CRMF) outlines how Barclays Group manages and measures its conduct risk profile.

Senior managers have accountability for managing conduct risk in their areas of responsibility. This is expressed in their Statements of Responsibilities. The primary responsibility for managing conduct risk and compliance with control requirements sits with the business where the risk arises. The First Line Business Control Committees provide oversight of controls relating to conduct risk.

The Barclays Group Chief Compliance Officer is responsible for owning and maintaining an appropriate Barclays Group-wide CRMF. This includes defining and owning the relevant conduct risk policies and oversight of the implementation of controls to manage and escalate the risk.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis to their respective trading entity risk committees. The quarterly reports detail conduct risks inherent within the business strategy and include forward looking horizon scanning analysis as well as backward looking evidence-based indicators from both internal and external sources.

414 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of reputation risk

This section provides an overview of the management of reputation risk.

◾	Reputation risk is the risk of damage to the Barclays brand arising from association, action or inaction which is perceived by stakeholders to be inappropriate or unethical (see page 416).

Barclays PLC 2018 Annual Report on Form 20-F 415

Additional information

Barclays’ approach to managing risks

Management of reputation risk

Reputation risk

The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

Overview

A reduction of trust in Barclays Group’s integrity and competence may reduce the attractiveness of Barclays Group to stakeholders and could lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Organisation and structure

The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays Group’s management of reputation risk.

Roles and responsibilities

The Barclays Group Chief Compliance Officer is accountable for developing a reputation risk framework, policies and standards, including limits against which data is monitored, reported on and escalated, as required.

Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Reputation Risk Framework sets out what is required to manage reputation risk effectively and consistently across Barclays Group. During 2018, the Framework was updated to include a new reputation risk policy and supporting standards.

The primary responsibility for identifying and managing reputation risk and adherence to the control requirements sits with the business and support functions where the risk arises.

Barclays Bank Group and Barclays Bank UK Group are required to operate within established reputation risk appetite and their component businesses prepare reports for their respective Risk and Board Risk Committees highlighting their most significant current and potential reputation risks and issues and how they are being managed. These reports are a key internal source of information for the quarterly reputation risk reports which are prepared for the Group Risk Committee and Barclays PLC Board Reputation Committee.

416 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Barclays’ approach to managing risks

Management of legal risk

This section provides an overview of the management of legal risk.

◾	Legal risk is the risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements (see page 418).

Barclays PLC 2018 Annual Report on Form 20-F 417

Additional information

Barclays’ approach to managing risks

Management of legal risk

Legal risk The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

All employees, regardless of their position, business, function or location, must play a part in Barclays’ legal risk management. Employees are responsible for understanding and taking reasonable steps to manage and minimise legal risk that may arise in the context of their individual roles and responsibilities. Employees are required to be familiar with the LRMF and legal risk policies and to know how to escalate actual or potential legal risk issues.

Legal risk management is everyone’s responsibility, as part of a risk culture aligned to Barclays’ Values, promoting transparency and timely escalation and management of risks and issues, supported by clearly defined roles and responsibilities across the three lines of defence.

The Legal Function does not sit in any of the three lines of defence but supports them all. The LRMF details the main activities the Legal Function undertakes to support Barclays in managing risk, including the identification of issues and risks, coverage with appropriate expertise and escalation. The LRMF, legal risk policies and activities of the Legal Function are designed so that Barclays receives advice from appropriate legal professionals in circumstances that are most likely to give rise to legal risk.

The Group General Counsel, supported by the Legal Executive Committee and the Global Head of Legal Risk, Governance and Control, is responsible for maintaining an appropriate LRMF, developing non-financial legal risk tolerances and for overseeing legal risk management.

Overview

Overall, Barclays has limited tolerance for legal risk, however the multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear. This results in a degree of legal risk. The Legal Risk Management Framework (LRMF) comprises a number of integrated components that allows Barclays to identify, manage and measure its legal risk profile, supported by Barclays Group-wide legal risk policies and associated standards aligned to the following legal risks:

◾  contractual arrangements – failure to engage Barclays Legal Function in relation to contractual arrangements

◾  litigation management – litigation not being managed by or with the support of Barclays Legal Function

◾  intellectual property (IP) – failure to protect Barclays’ IP assets or infringement of third party IP rights

◾  competition/anti-trust – failure to identify and escalate competition/anti-trust issues to Barclays Legal Function or inappropriate interactions with competition/anti-trust authorities.

◾   use of law firms – inappropriate instruction of external legal advisors

◾   contact with regulators – inappropriate interactions with regulators or inappropriate handling of confidential supervisory information from regulatory or government agencies

◾  legal engagement – failure to appropriately engage Barclays Legal Function in relation to key business decisions.

Organisation and structure

The Legal Executive Committee oversees, monitors and challenges legal risk across the Barclays Group. The Barclays Group Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of management of risk across the Barclays Group. Escalation paths from this committee exist to the Barclays PLC Board Risk Committee.

 Roles and responsibilities

The LRMF requires Barclays’ businesses and functions to integrate the management of legal risk within their strategic planning and business decision making, including managing adherence to minimum control requirements. Barclays’ businesses and functions are accountable and have primary responsibility for identifying legal risk in their area as well as responsibility for adherence to minimum control requirements and compliance with the LRMF and legal risk policies.

418 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customer accounts.

Average for the year ended 31 December	2018 £m	2017 £m	2016 £m

Deposits at amortised cost

UK	313,829	270,968	255,602

Europe	32,707	32,857	31,759

Americas	33,441	44,543	41,585

Asia	6,761	6,021	6,197

Africa	7,273	6,746	12,073

Total deposits at amortised cost	394,011	361,135	347,216

For the year ended 31 December	2018 £m	2017 £m	2016 £m

Deposits at amortised cost	394,838	398,701	390,744

In offices in the United Kingdom:

Current and demand accounts

- interest free	95,571	93,573	85,296

- interest bearing	36,730	39,641	37,200

Savings accounts	127,397	125,868	123,833

Other time deposits - retail	16,224	15,029	14,526

Other time deposits - wholesale	75,492	70,515	64,635

Total repayable in offices in the United Kingdom	351,414	344,626	325,490

In offices outside the United Kingdom:

Current and demand accounts

- interest free	9,594	7,328	9,722

- interest bearing	6,819	5,407	5,986

Savings accounts	10,192	8,470	9,511

Other time deposits	16,819	32,870	40,035

Total repayable in offices outside the United Kingdom	43,424	54,075	65,254

Deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £59,168m (2017: £45,626 m).

Barclays PLC 2018 Annual Report on Form 20-F 419

Additional information

Additional financial disclosure (unaudited)

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper, negotiable certificates of deposit and repurchase agreements.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2018 £m	2017[b] £m	2016[b] £m

Year-end balance	14,317	37,723	48,214

Average balance[a]	19,887	49,938	59,681

Maximum balance[a]	26,577	56,348	66,404

Average interest rate during year	2.0%	0.8%	0.4%

Year-end interest rate	2.7%	0.8%	0.4%

Notes

a	Calculated based on month-end balances.

b	The balance includes non-interest bearing settlement balances.

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2018 £m	2017 £m	2016 £m

Year-end balance	14,479	7,981	8,132

Average balance[a]	12,192	8,375	7,711

Maximum balance[a]	15,192	9,056	8,471

Average interest rate during year	1.1%	1.2%	0.8%

Year-end interest rate	0.9%	1.3%	1.0%

Note

a	Calculated based on month-end balances.

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than $100,000.

	2018 £m	2017 £m	2016 £m

Year-end balance	10,861	21,874	20,373

Average balance[a]	18,485	24,984	15,540

Maximum balance[a]	24,098	30,529	20,373

Average interest rate during year	1.2%	0.7%	0.4%

Year-end interest rate	2.0%	0.8%	0.5%

Note

a	Calculated based on month-end balances.

420 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2018 £m	2017 £m	2016 £m

Year-end balance	18,578	40,338	19,760

Average balance[a]	19,962	33,435	24,966

Maximum balance[a]	23,341	40,338	28,057

Average interest rate during year	0.9%	1.8%	0.8%

Year-end interest rate	1.0%	1.4%	0.7%

Note

a	Calculated based on month-end balances.

Barclays PLC 2018 Annual Report on Form 20-F 421

Additional information

Additional financial disclosure (unaudited)

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments

	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m

As at 31 December 2018

Guarantees and letters of credit pledged as collateral security	13,962	729	637	477	15,805

Performance guarantees, acceptances and endorsements	4,351	122	4	21	4,498

Documentary credits and other short-term trade related transactions	1,727	14	-	-	1,741

Standby facilities, credit lines and other commitments	321,366	568	424	124	322,482

As at 31 December 2017

Guarantees and letters of credit pledged as collateral security	13,631	227	49	368	14,275

Performance guarantees, acceptances and endorsements	4,396	199	10	133	4,738

Documentary credits and other short-term trade related transactions	806	6	-	-	812

Standby facilities, credit lines and other commitments	314,364	90	259	48	314,761

Contractual obligations include debt securities, operating lease and purchase obligations.

Contractual obligations

	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m

As at 31 December 2018

Long-term debt[a]	34,155	19,996	16,919	40,223	111,293

Operating lease obligations	302	496	290	1,257	2,345

Purchase obligations	627	755	404	153	1,939

Total	35,084	21,247	17,613	41,633	115,577

As at 31 December 2017

Long-term debt[a]	39,434	19,287	24,160	31,894	114,775

Operating lease obligations	334	522	343	1,337	2,536

Purchase obligations	292	272	90	82	736

Total	40,060	20,081	24,593	33,313	118,047

Note

a	Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.

Net cash flows from derivatives used to hedge long-term debt amount to £1.7bn (2017: £2.4bn).

Further information on the contractual maturity of the Group’s assets and liabilities is given in the Funding section within the Risk review section.

422 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Securities

Analysis of Securities

As at 31 December	2018 £m	2017 £m	2016 £m

Investment securities[a]

US government, other public bodies and agencies	14,323	13,284	11,032

United Kingdom government	9,400	15,096	15,351

Other government	16,067	17,077	19,353

Mortgage and asset backed securities	2,119	546	804

Corporate and other issuers	14,856	11,126	16,339

Debt securities	56,765	57,129	62,879

Equity securities	1,122	1,786	438

Investment securities	57,887	58,915	63,317

Other securities[b]

US government, other public bodies and agencies	23,890	16,168	12,283

United Kingdom government	10,155	4,379	4,794

Other government	9,825	11,845	8,246

Mortgage and asset backed securities	2,024	1,974	1,568

Corporate and other issuers	15,911	16,850	11,968

Debt securities	61,805	51,216	38,859

Equity securities	45,584	64,008	42,887

Other securities	107,389	115,224	81,746

[a]

Investment securities for 2018 includes securities reported within loans and advances at amortised cost and financial assets at fair value through other comprehensive income. Investment securities for 2017 & 2016 includes securities reported within financial investments.

[b]	Other securities includes securities reported within trading portfolio and financial assets at fair value through the income statement.

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities.

Maturities and yield of investment securities

	Maturing with one year		Maturing one but within five years		Maturing after five but within ten years		Maturing after ten years		Total

As at 31 December 2018	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

US government, other public bodies and agencies	1,358	0.8%	6,336	1.5%	4,598	2.1%	2,031	1.8%	14,323	1.6%

United Kingdom government	4,179	0.4%	626	1.2%	3,053	2.2%	1,542	2.3%	9,400	1.3%

Other government	602	1.5%	4,009	2.3%	9,266	1.1%	2,190	1.7%	16,067	1.5%

Other issuers	3,591	1.3%	7,900	1.9%	3,294	1.9%	2,190	1.5%	16,975	1.7%

Total book value	9,730	0.8%	18,871	1.8%	20,211	1.6%	7,953	1.8%	56,765	1.6%

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at reporting date by the book value of securities held at that date.

Barclays PLC 2018 Annual Report on Form 20-F 423

Additional information

Additional financial disclosure (unaudited)

Average balance sheet

Average balances are based upon monthly averages.

Assets				2018

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Cash and balances at central banks	UK	70,719	297	-	297	0.4

Cash and balances at central banks	Non-UK	106,370	826	-	826	0.8

Cash and balances at central banks[a]	Total	177,089	1,123	-	1,123	0.6

Loans and advances at amortised cost	UK	262,796	8,744	-	8,744	3.3

Loans and advances at amortised cost	Non-UK	66,619	3,329	-	3,329	5.0

Loans and advances at amortised cost[a,b]	Total	329,415	12,073	-	12,073	3.7

Financial investments	UK	-	-	-	-	-

Financial investments	Non-UK	-	-	-	-	-

Financial investments[a]	Total	-	-	-	-	-

Reverse repurchase agreements	UK	857	2	-	2	0.2

Reverse repurchase agreements	Non-UK	855	10	-	10	1.2

Reverse repurchase agreements[a]	Total	1,712	12	-	12	0.7

Financial assets at fair value through other comprehensive income	UK	53,499	956	-	956	1.8

Financial assets at fair value through other comprehensive income	Non-UK	2,850	73	-	73	2.6

Financial assets at fair value through other comprehensive income[a]	Total	56,349	1,029	-	1,029	1.8

Other interest income[c]		-	304	-	304	-

Total interest earning assets not at fair value through income statement		564,566	14,541	-	14,541	2.6

Less interest expense		-	(5,479)	-	(5,479)	-

Net interest		564,566	9,062	-	9,062	1.6

Interest earning assets at fair value through income statement	UK	171,318

Interest earning assets at fair value through income statement	Non-UK	73,153

Interest earning assets at fair value through income statement	Total	244,471

Total interest earning assets		809,037

Impairments		(6,875)

Non-interest earning assets[a]		407,437

Total		1,209,599

Percentage of total average interest earning assets in offices outside the UK		31%

Notes

a

The Barclays Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Note 42 and the Credit risk disclosures. As part of this change the cash collateral balances have been reflected in non-interest earning assets.

b

Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.

c	Other interest income principally relates to hedging activity.

424 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Assets				2017

		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Cash and balances at central banks	UK	55,453	147	-	147	0.3

Cash and balances at central banks	Non-UK	96,262	436	-	436	0.5

Cash and balances at central banks[a]	Total	151,715	583	-	583	0.4

Loans and advances at amortised cost	UK	242,212	8,761	75	8,836	3.6

Loans and advances at amortised cost	Non-UK	53,856	3,308	232	3,540	6.6

Loans and advances at amortised cost[a,b]	Total	296,068	12,069	307	12,376	4.2

Financial investments	UK	54,218	651	-	651	1.2

Financial investments	Non-UK	4,316	103	-	103	2.4

Financial investments[a]	Total	58,534	754	-	754	1.3

Reverse repurchase agreements	UK	2,832	51	20	71	2.5

Reverse repurchase agreements	Non-UK	14,507	30	374	404	2.8

Reverse repurchase agreements[a]	Total	17,339	81	394	475	2.7

Other interest income[c]		-	144	-	144	-

Total interest earning assets not at fair value through income statement		523,656	13,631	701	14,332	2.7

Less interest expense		-	(3,786)	(1,245)	(5,031)	-

Net interest		523,656	9,845	(544)	9,301	1.8

Interest earning assets at fair value through income statement	UK	81,639

Interest earning assets at fair value through income statement	Non-UK	87,253

Interest earning assets at fair value through income statement	Total	168,892

Total interest earning assets		692,548

Impairments		(4,700)

Non-interest earning assets[a]		527,193

Total		1,215,041

Percentage of total average interest earning assets in offices outside the UK		37%
Notes

a

The Barclays Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Note 42 and the Credit risk disclosures. As part of this change the cash collateral balances have been reflected in non-interest earning assets.

b

Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.

c	Other interest income principally relates to hedging activity.

Barclays PLC 2018 Annual Report on Form 20-F 425

Additional information

Additional financial disclosure (unaudited)

Assets		2016

		Average balance £m	Interest presented within net interest income £m	Interest presented elsewhere £m	Total interest £m	Rate %
Cash and balances at central banks	UK	21,792	79	-	79	0.4

Cash and balances at central banks	Non-UK	57,662	107	-	107	0.2

Cash and balances at central banks[a]	Total	79,454	186	-	186	0.2

Loans and advances at amortised cost	UK	244,322	10,174	139	10,313	4.2

Loans and advances at amortised cost	Non-UK	60,483	3,383	89	3,472	5.7

Loans and advances at amortised cost[a,b]	Total	304,805	13,557	228	13,785	4.5

Financial investments	UK	71,697	520	43	563	0.8

Financial investments	Non-UK	7,661	220	-	220	2.9

Financial investments[a]	Total	79,358	740	43	783	1.0

Reverse repurchase agreements	UK	5,949	(7)	71	64	1.1

Reverse repurchase agreements	Non-UK	14,752	34	287	321	2.2

Reverse repurchase agreements[a]	Total	20,701	27	358	385	1.9

Other interest income[c]		-	31	-	31	-

Total interest earning assets not at fair value through income statement		484,318	14,541	629	15,170	3.1

Less interest expense		-	(4,004)	(214)	(4,218)	-

Net interest		484,318	10,537	415	10,952	2.3

Interest earning assets at fair value through income statement	UK	65,449

Interest earning assets at fair value through income statement	Non-UK	78,470

Interest earning assets at fair value through income statement	Total	143,919

Total interest earning assets		628,237

Impairments		(4,669)

Non-interest earning assets[a]		670,286

Total		1,293,854

Percentage of total average interest earning assets in offices outside the UK		35%

Notes

a

The Barclays Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Note 42 and the Credit risk disclosures. As part of this change the cash collateral balances have been reflected in non-interest earning assets.

b

Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.

c	Other interest income principally relates to hedging activity.

426 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Liabilities		2018

		Average balance £m	Interest presented within net interest income £m	Interest presented elsewhere £m	Total interest £m	Rate %

Deposits at amortised cost	UK	235,002	1,301	-	1,301	0.6

Deposits at amortised cost	Non-UK	57,576	949	-	949	1.6

Deposits at amortised cost[a]	Total	292,578	2,250	-	2,250	0.8

Debt securities in issue	UK	48,973	1,123	-	1,123	2.3

Debt securities in issue	Non-UK	32,177	554	-	554	1.7

Debt securities in issue	Total	81,150	1,677	-	1,677	2.1

Subordinated liabilities	UK	21,369	1,208	-	1,208	5.7

Subordinated liabilities	Non-UK	143	15	-	15	10.5

Subordinated liabilities	Total	21,512	1,223	-	1,223	5.7

Repurchase agreements	UK	13,660	157	-	157	1.1

Repurchase agreements	Non-UK	6,302	23	-	23	0.4

Repurchase agreements[a]	Total	19,962	180	-	180	0.9

Other interest expense[b]		-	149	-	149	-

Total interest bearing liabilities not at fair value through income statement		415,202	5,479	-	5,479	1.3

Interest bearing liabilities at fair value through income statement	UK	225,502

Interest bearing liabilities at fair value through income statement	Non-UK	56,872

Interest bearing liabilities at fair value through income statement[a]	Total	282,374

Total interest bearing liabilities		697,576

Interest free customer deposits	UK	91,935

Interest free customer deposits	Non-UK	9,496

Interest free customer deposits	Total	101,431

Other non-interest bearing liabilities		348,803

Shareholders’ equity		61,789

Total		1,209,599

Percentage of total average interest bearing liabilities in offices outside the UK		22%

Notes
a

The Barclays Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Note 42 and the Credit risk disclosures.

b	Other interest expense principally includes interest expense relating to hedging activity.

Barclays PLC 2018 Annual Report on Form 20-F 427

Additional information

Additional financial disclosure (unaudited)

Liabilities		2017

		Average balance £m	Interest presented within net interest income £m	Interest presented elsewhere £m	Total interest £m	Rate %

Deposits at amortised cost	UK	231,651	834	21	855	0.4

Deposits at amortised cost	Non-UK	31,318	659	708	1,367	4.4

Deposits at amortised cost[a]	Total	262,969	1,493	729	2,222	0.8

Debt securities in issue	UK	43,632	831	-	831	1.9

Debt securities in issue	Non-UK	34,819	84	-	84	0.2

Debt securities in issue	Total	78,451	915	-	915	1.2

Subordinated liabilities	UK	23,930	1,223	-	1,223	5.1

Subordinated liabilities	Non-UK	52	-	-	-	-

Subordinated liabilities	Total	23,982	1,223	-	1,223	5.1

Repurchase agreements	UK	22,015	22	202	224	1.0

Repurchase agreements	Non-UK	15,431	24	314	338	2.2

Repurchase agreements[a]	Total	37,446	46	516	562	1.5

Other interest expense[b]		-	109	-	109	-

Total interest bearing liabilities not at fair value through income statement		402,848	3,786	1,245	5,031	1.2

Interest bearing liabilities at fair value through income statement	UK	99,332

Interest bearing liabilities at fair value through income statement	Non-UK	81,565

Interest bearing liabilities at fair value through income statement[a]	Total	180,897

Total interest bearing liabilities		583,745

Interest free customer deposits	UK	88,813

Interest free customer deposits	Non-UK	9,353

Interest free customer deposits	Total	98,166

Other non-interest bearing liabilities		468,245

Shareholders’ equity		64,885

Total		1,215,041

Percentage of total average interest bearing liabilities in offices outside the UK		28%

Notes

a

The Barclays Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Note 42 and the Credit risk disclosures.

b	Other interest expense principally relates to hedging activity.

428 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Liabilities		2016

		Average balance £m	Interest presented within net interest income £m	Interest presented elsewhere £m	Total interest £m	Rate %

Deposits at amortised cost	UK	224,246	545	(82)	463	0.2%

Deposits at amortised cost	Non-UK	34,108	1,233	74	1,307	3.8%

Deposits at amortised cost[a]	Total	258,354	1,778	(8)	1,770	0.7%

Debt securities in issue	UK	39,956	757	-	757	1.9%

Debt securities in issue	Non-UK	25,712	232	-	232	0.9%

Debt securities in issue	Total	65,668	989	-	989	1.5%

Subordinated liabilities	UK	22,437	1,104	-	1,104	4.9%

Subordinated liabilities	Non-UK	228	-	-	-	-

Subordinated liabilities	Total	22,665	1,104	-	1,104	4.9%

Repurchase agreements	UK	13,736	116	110	226	1.6%

Repurchase agreements	Non-UK	11,424	47	112	159	1.4%

Repurchase agreements[a]	Total	25,160	163	222	385	1.5%

Other interest expense[b]		-	(30)	-	(30)	-

Total interest bearing liabilities not at fair value through income statement		371,847	4,004	214	4,218	1.1%

Interest bearing liabilities at fair value through income statement	UK	78,036

Interest bearing liabilities at fair value through income statement	Non-UK	69,976

Interest bearing liabilities at fair value through income statement[a]	Total	148,012

Total interest bearing liabilities		519,859

Interest free customer deposits	UK	78,788

Interest free customer deposits	Non-UK	10,074

Interest free customer deposits	Total	88,862

Other non-interest bearing liabilities		620,637

Shareholders’ equity		64,496

Total		1,293,854

Percentage of total average interest bearing liabilities in offices outside the UK		27%

Notes

a

The Barclays Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Note 42 and the Credit risk disclosures.

b	Other interest expense principally relates to hedging activity.

Barclays PLC 2018 Annual Report on Form 20-F 429

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

Interest income
		2018/2017 Change due to increase/(decrease) in:			2017/2016 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m

Cash and balances at central banks	UK	150	48	102	68	94	(26)

Cash and balances at central banks	Non-UK	390	50	340	329	104	225

Cash and balances at central banks	Total	540	98	442	397	198	199

Loans and advances at amortised cost	UK	(92)	719	(811)	(1,477)	(88)	(1,389)

Loans and advances at amortised cost	Non-UK	(211)	739	(950)	68	(404)	472

Loans and advances at amortised cost	Total	(303)	1,458	(1,761)	(1,409)	(492)	(917)

Financial investments	UK	(651)	nm	nm	88	(160)	248

Financial investments	Non-UK	(103)	nm	nm	(117)	(84)	(33)

Financial investments	Total	(754)	nm	nm	(29)	(244)	215

Reverse repurchase agreements	UK	(69)	(30)	(39)	7	(47)	54

Reverse repurchase agreements	Non-UK	(394)	(244)	(150)	83	(5)	88

Reverse repurchase agreements	Total	(463)	(274)	(189)	90	(52)	142

Financial assets at fair value through other comprehensive income	UK	956	nm	nm	-	-	-

Financial assets at fair value through other comprehensive income	Non-UK	73	nm	nm	-	-	-

Financial assets at fair value through other comprehensive income	Total	1,029	nm	nm	-	-	-

Other interest income		160		160	113	-	113

Total interest receivable		209	904	(1,427)	(838)	(590)	(248)

Note
a

Included in Other is the movement related to the adoption of IFRS9 where financial investment assets were reclassified to assets held at fair value through other comprehensive income, which is neither volume or rate driven.

Interest expense
		2018/2017 Change due to increase/(decrease) in:			2017/2016 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m

Deposits at amortised cost	UK	446	12	434	392	15	377

Deposits at amortised cost	Non-UK	(418)	737	(1,155)	60	(113)	173

Deposits at amortised cost	Total	28	749	(721)	452	(98)	550

Debt securities in issue	UK	292	110	182	74	70	4

Debt securities in issue	Non-UK	470	(6)	476	(148)	63	(211)

Debt securities in issue	Total	762	104	658	(74)	133	(207)

Subordinated liabilities	UK	(15)	(138)	123	119	75	44

Subordinated liabilities	Non-UK	15	-	15	-	-	-

Subordinated liabilities	Total	-	(138)	138	119	75	44

Repurchase agreements	UK	(67)	(93)	26	(2)	104	(106)

Repurchase agreements	Non-UK	(315)	(131)	(184)	179	68	111

Repurchase agreements	Total	(382)	(224)	(158)	177	172	5

Other interest expense		40		40	139	-	139

Total interest payable		448	491	(43)	813	282	531

430 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the Risk review section.

Risk elements in loans and advances

There are three main higher credit risk elements identified in loans and advances:

Loans assessed as Stage 3 credit impaired under IFRS 9

Stage 3 credit impaired loans are loans in default assessed for lifetime expected credit losses. Further details on the approach to expected credit loss provisioning under IFRS 9, including the classification into stages of gross exposures and approach to the measurement of lifetime expected credit losses, can be found in Note 1 Significant Accounting Policies.

Loans greater than 90 days past due not considered Stage 3 credit impaired

Under a US reporting framework, all accruing loans greater than 90 days past due are considered to be at higher risk of loss. Barclays Group classifies all loans and advances past due 90 days except mortgages as Stage 3 credit impaired loans and therefore these are already considered a higher credit risk. However, in addition to Stage 3 gross loans and advances past due greater than 90 days as at 31 December 2018, there are a further £167m of Stage 2 mortgage loans between 90 to 180 days past due.

Restructured loans not included above

Restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. For information on restructured loans refer to disclosures on forbearance on pages 125 to 128. Restructured loans not classified as Stage 3 credit impaired and not greater than 90 days past due are £125m as at 31 December 2018.

These risk elements in loans and advances may be analysed between the United Kingdom and Rest of the World as follows:

Risk elements in loans and advances
	2018	2017[a]	2016[a]	2015[a]	2014[a]
As at 31 December	£m	£m	£m	£m	£m

Gross Stage 3 credit impaired loans (2014 to 2017: Individually impaired loans):

United Kingdom	5,150	2,648	2,688	2,747	3,090

Rest of the world	3,353	1,756	1,926	2,888	3,764

Total	8,503	4,404	4,614	5,635	6,854

Accruing gross loans which are not Stage 3 credit impaired loans and are contractually overdue 90 days or more as to principal or interest (2014 to 2017: Accruing gross loans which are not individually impaired loans and are contractually overdue 90 days or more as to principal or interest):

United Kingdom	167	752	810	848	971

Rest of the world	-	516	664	896	941

Total	167	1,268	1,474	1,744	1,912

Other gross restructured loans (2014 to 2017 Impaired and restructured loans):

United Kingdom	10	179	217	286	559

Rest of the world	115	143	186	152	164
Total	125	322	403	438	723

Total

United Kingdom	5,327	3,579	3,715	3,881	4,620

Rest of the world	3,468	2,415	2,776	3,936	4,869

Total	8,795	5,994	6,491	7,817	9,489

Notes

a	The comparatives for 2017, 2016, 2015 and 2014 have been presented on an IAS 39 basis.

Barclays PLC 2018 Annual Report on Form 20-F 431

Additional information

Additional financial disclosure (unaudited)

Interest forgone on risk elements in loans and advances

	2018	2017	2016
	£m	£m	£m

Interest income that would have been recognised under the original contractual terms

United Kingdom	84	87	91

Rest of the World	180	151	196

Total	264	238	287

Potential problem loans

Potential problem loans are those loans for which serious doubt exists as to the ability of the borrower to continue to comply with repayment terms in the near future.

Loans and advances at amortised cost by product on page 109 includes gross exposure and associated impairment allowance for assets classified as Stage 2, but not past due i.e. assets satisfying the criteria for a Significant Increase in Credit Risk, but which are still complying with repayment terms.

Forbearance measures consist of concessions towards a debtor that is experiencing or is about to experience difficulties in meeting their financial commitments. Both performing and non-performing forbearance assets are classified as Stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definition of default criteria has been triggered, in which case the asset is classified as Stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state. Further details can be found on pages 125 to 128.

In order to assess asset credit quality, 12-month PDs are used to map assets into strong, satisfactory, higher risk or credit impaired. A credit risk profile by internal PD grade for gross loans and advances at amortised cost and allowance for ECL is shown in the credit risk section on page 123, analysing each of these categories by stage.

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watchlists comprising four categories, graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate category. Once an account has been placed on a watchlist, the exposure is monitored and, where appropriate, exposure reductions are effected. Further information on monitoring weaknesses in portfolios can be found in the Barclays PLC Pillar 3 Report 2018 (unaudited).

432 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Impairment

The introduction of IFRS 9 has increased the total impairment allowance on Loans and advances held by Barclays Group by £2,450m from £4,652m as at 31 December 2017 to £7,102m as at 1 January 2018. The comparatives for 2017, 2016, 2015 and 2014 are presented on an IAS 39 basis.

Movements in allowance for impairment by geography

	2018[a]	2017	2016	2015	2014
	£m	£m	£m	£m	£m

Allowance for impairment as at 1 January	7,102	4,620	4,921	5,455	7,258

Exchange and other adjustments	(226)	(293)	(816)	(766)	(1,187)

Amounts written off:

United Kingdom	(949)	(1,111)	(1,272)	(1,354)	(1,313)

Europe	(62)	(157)	(218)	(200)	(742)

Americas	(862)	(1,038)	(664)	(411)	(535)

Africa and Middle East	-	(9)	(20)	(300)	(423)

Asia	(18)	(14)	(19)	(12)	(24)

New and increased/(released) impairment allowance:

United Kingdom	842	1,345	1,371	1,239	1,215

Europe	84	110	260	258	420

Americas	809	1,192	1,025	590	340

Africa and Middle East	32	23	44	416	404

Asia	18	(16)	8	6	42

Allowance for impairment as at 31 December	6,770	4,652	4,620	4,921	5,455

Average loans and advances for the year	329,415	296,068	304,805	324,172	323,839

Note

a

Other financial assets subject to impairment not included in the table above include £12m impairment allowance relating to cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets

Analysis of impairment charges

	2018	2017	2016	2015	2014
As at 31 December	£m	£m	£m	£m	£m

Impairment charges:

United Kingdom	742	1,138	1,130	960	1,071

Europe	48	92	242	244	392

Americas	758	1,084	921	539	339

Africa and Middle East	17	22	43	7	9

Asia	25	(16)	7	6	41

Loans and advances	1,590	2,320	2,343	1,756	1,852

Provision for undrawn contractually committed facilities and guarantees provided	(125)	13	9	(12)	5

Loans Impairment	1,465	2,333	2,352	1,744	1,857

Cash collateral and settlement balances	(1)	-	-	-	-

Financial investments	-	3	21	18	(31)

Financial instruments at fair value through other comprehensive income	4	-	-	-	-

Reverse repurchase agreements	-	-	-	-	(5)

Impairment charges	1,468	2,336	2,373	1,762	1,821

Barclays PLC 2018 Annual Report on Form 20-F 433

Additional information

Additional financial disclosure (unaudited)

The industry classifications in the tables below have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charges on loans and advances by industry

As at 31 December	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m

United Kingdom:

Financial institutions	71	(42)	(1)	(4)	(9)

Manufacturing	(2)	(11)	39	(8)	1

Construction	-	10	7	10	8

Property	(13)	(10)	(13)	11	10

Energy and water	-	35	12	42	-

Wholesale and retail distribution and leisure	(38)	51	38	38	54

Business and other services	(97)	220	56	110	76

Home loans	1	31	(4)	27	28

Cards, unsecured and other personal lending	877	856	975	735	893

Other	(57)	(2)	20	(1)	10

Total United Kingdom	742	1,138	1,129	960	1,071

Overseas	848	1,182	1,214	796	781

Total Impairment charges	1,590	2,320	2,343	1,756	1,852

Allowance for impairment by industry

	2018[a]		2017		2016		2015		2014

As at 31 December	£m	%	£m	%	£m	%	£m	%	£m	%

United Kingdom:

Financial institutions	68	1.0	11	0.2	5	0.1	10	0.2	9	0.2

Manufacturing	38	0.6	34	0.7	60	1.3	30	0.6	32	0.6

Construction	41	0.6	37	0.8	35	0.8	32	0.7	33	0.6

Property	94	1.4	48	1.0	89	1.9	122	2.5	140	2.6

Government and central bank	11	0.2	1	-	-	-	-	-	-	-

Energy and water	6	0.1	108	2.3	114	2.5	90	1.8	-	-

Wholesale and retail distribution and leisure	140	2.1	186	4.0	143	3.1	124	2.5	137	2.5

Business and other services	196	2.9	482	10.4	252	5.5	238	4.8	205	3.8

Home loans	98	1.4	137	2.9	144	3.1	157	3.2	123	2.3

Cards, unsecured and other personal lending	2,766	40.9	1,671	35.9	1,653	35.8	1,652	33.6	1,912	35.1

Other	102	1.5	42	0.9	49	1.1	37	0.8	61	1.1

Total United Kingdom	3,560	52.6	2,757	59.3	2,544	55.1	2,492	50.6	2,652	48.6

Overseas	3,210	47.4	1,895	40.7	2,076	44.9	2,429	49.4	2,803	51.4

Total	6,770	100.0	4,652	100.0	4,620	100.0	4,921	100.0	5,455	100.0

Note

a

Other financial assets subject to impairment not included in the table above include £12m impairment allowance relating to cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets

434 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Amounts written off and recovered by industry

	Amounts written off					Recoveries of amounts previously written off

	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014

As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom:

Financial institutions	8	2	2	3	1	2	47	1	8	11

Manufacturing	12	2	15	6	13	3	3	3	2	6

Construction	7	10	5	13	21	1	3	1	3	3

Property	46	22	18	24	19	6	1	11	13	17

Energy and water	4	32	-	-	-	-	-	2	2	-

Wholesale and retail distribution and leisure	48	23	25	94	48	15	8	5	17	13

Business and other services	227	105	52	65	59	9	9	10	15	10

Home loans	10	13	11	22	15	3	-	-	3	2

Cards, unsecured and other personal lending	552	897	1,134	1,113	994	93	132	206	214	81

Other	35	5	10	14	144	7	4	2	4	4

Total United Kingdom	949	1,111	1,272	1,354	1,314	139	207	241	281	147

Overseas	942	1,218	921	923	1,723	56	127	125	119	74

Total	1,891	2,329	2,193	2,277	3,037	195	334	366	400	221

Impairment ratios

						2018	2017	2016	2015	2014

						%	%	%	%	%

Impairment charges as a percentage of average loans and advances						0.45	0.79	0.78	0.54	0.56

Amounts written off (net of recoveries) as a percentage of average loans and advances						0.51	0.67	0.60	0.58	0.87

Allowance for impairment balance as a percentage of loans and advances as at 31 December						2.03	1.42	1.32	1.36	1.47

Barclays PLC 2018 Annual Report on Form 20-F 435

Additional information

Additional financial disclosure (unaudited)

 Maturity analysis of loans and advances

Maturity analysis of loans and advances at amortised cost

	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom

Corporate lending	1,146	2,132	1,070	2,915	14,998	13,361	7,328	23,323	66,273

Other lending to customers in the United Kingdom	4,108	2,823	3,164	3,881	13,796	12,268	29,539	107,824	177,403

Total United Kingdom	5,254	4,955	4,234	6,796	28,794	25,629	36,867	131,147	243,676

Europe	2,788	1,995	1,127	2,057	8,515	3,947	3,347	4,968	28,744

Americas	4,334	2,247	1,710	3,294	13,872	9,951	9,150	7,274	51,832

Africa and Middle East	362	667	564	198	746	502	110	370	3,519

Asia	712	1,676	543	516	1,115	380	191	272	5,405

Total loans and advances at amortised cost	13,450	11,540	8,178	12,861	53,042	40,409	49,665	144,031	333,176

As at 31 December 2017

United Kingdom

Corporate lending	2,682	4,364	1,844	3,273	26,251	12,797	4,860	13,253	69,324

Other lending to customers in the United Kingdom	3,780	4,214	3,278	5,060	18,055	15,847	35,346	87,955	173,535

Total United Kingdom	6,462	8,578	5,122	8,333	44,306	28,644	40,206	101,208	242,859

Europe	4,992	3,552	1,102	1,548	6,720	3,313	2,622	3,923	27,772

Americas	1,988	10,500	2,571	3,949	10,805	7,236	5,652	6,390	49,091

Africa and Middle East	405	1,327	172	226	837	274	102	124	3,467

Asia	1,040	1,982	865	626	433	285	95	185	5,511

Total loans and advances at amortised cost	14,887	25,939	9,832	14,682	63,101	39,752	48,677	111,830	328,700

436 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Industrial and geographical concentrations of loans and advances

Loans and advances at amortised cost by industry

	2018	2017[a]	2016[a]	2015[a]	2014[a]

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	28,237	35,654	49,648	46,335	49,512

Manufacturing	8,849	9,193	12,198	12,012	11,040

Construction	2,802	3,284	3,525	3,798	3,762

Property	20,933	20,364	20,831	19,982	19,486

Government and central bank	12,776	9,090	9,312	3,114	3,385

Energy and water	5,582	5,644	7,154	7,172	7,170

Wholesale and retail distribution and leisure	11,809	12,605	13,070	13,908	13,600

Business and other services	19,989	20,381	21,390	23,590	21,910

Home loans	150,735	147,460	145,184	156,384	167,519

Cards, unsecured loans and other personal lending	60,561	57,245	59,851	63,217	58,914

Other	10,903	7,780	8,357	12,996	15,632

Loans and advances at amortised cost	333,176	328,700	350,520	362,508	371,930

Loans and advances at amortised cost in the UK

	2018	2017[a]	2016[a]	2015[a]	2014[a]

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	6,200	6,233	8,200	8,556	8,382

Manufacturing	4,440	6,198	6,816	5,696	6,059

Construction	2,593	3,025	3,254	3,164	2,957

Property	18,036	18,168	18,145	15,556	15,040

Government and central bank	7,867	7,906	7,226	1,048	849

Energy and water	2,668	2,501	2,229	1,860	1,661

Wholesale and retail distribution and leisure	9,970	10,617	10,586	10,378	9,986

Business and other services	15,092	16,385	16,425	16,311	13,884

Home loans	138,323	134,820	131,945	132,324	132,863

Cards, unsecured loans and other personal lending	31,139	30,786	31,260	30,452	28,061

Other	7,348	6,220	6,464	6,431	8,828

Loans and advances at amortised cost in the UK	243,676	242,859	242,550	231,776	228,570

Loans and advances at amortised cost in Europe

	2018	2017[a]	2016[a]	2015[a]	2014[a]

As at 31 December	£m	£m	£m	£m	£m

Financial institutions	5,950	6,143	5,541	5,659	6,641

Manufacturing	1,335	1,347	2,522	2,173	1,543

Construction	85	80	30	68	193

Property	716	734	1,047	795	1,174

Government and central bank	1,778	323	702	488	783

Energy and water	676	621	1,217	775	1,942

Wholesale and retail distribution and leisure	735	808	907	710	1,095

Business and other services	991	1,023	1,014	1,260	1,503

Home loans	10,563	11,578	12,189	12,503	19,933

Cards, unsecured loans and other personal lending	5,076	4,483	4,283	5,047	5,226

Other	839	632	385	1,489	1,369

Loans and advances at amortised cost in Europe	28,744	27,772	29,837	30,967	41,402

Barclays PLC 2018 Annual Report on Form 20-F 437

Additional information

Additional financial disclosure (unaudited)

Loans and advances at amortised cost in the Americas

	2018	2017[a]	2016[a]	2015[a]	2014[a]
As at 31 December	£m	£m	£m	£m	£m

Financial institutions	12,458	18,559	30,348	23,446	22,239

Manufacturing	2,426	1,262	2,348	1,424	1,136

Construction	71	147	204	120	114

Property	2,097	1,272	1,463	1,709	1,500

Government and central bank	2,869	—	162	91	315

Energy and water	1,667	1,986	2,709	2,780	2,206

Wholesale and retail distribution and leisure	613	660	949	815	478

Business and other services	2,973	2,629	3,322	2,997	2,808

Home loans	715	567	595	624	770

Cards, unsecured loans and other personal lending	23,756	21,486	23,700	18,140	15,666

Other	2,187	523	828	1,328	1,740

Loans and advances at amortised cost in the Americas	51,832	49,091	66,628	53,474	48,972

Loans and advances at amortised cost in Africa and Middle East

	2018	2017[a]	2016[a]	2015[a]	2014[a]
As at 31 December	£m	£m	£m	£m	£m

Financial institutions	1,319	1,066	1,065	3,625	6,355

Manufacturing	51	13	60	2,320	1,856

Construction	—	—	2	363	403

Property	55	112	80	1,755	1,577

Government and central bank	262	860	1,031	1,450	1,324

Energy and water	200	252	494	1,025	645

Wholesale and retail distribution and leisure	123	219	328	1,837	1,831

Business and other services	221	64	237	2,683	3,359

Home loans	698	378	357	10,689	13,591

Cards, unsecured loans and other personal lending	494	406	494	8,081	8,605

Other	96	97	200	3,026	3,210

Loans and advances at amortised cost in Africa and Middle East	3,519	3,467	4,348	36,854	42,756

Loans and advances at amortised cost in Asia

	2018	2017[a]	2016[a]	2015[a]	2014[a]
As at 31 December	£m	£m	£m	£m	£m

Financial institutions	2,310	3,653	4,494	5,049	5,895

Manufacturing	597	373	452	399	446

Construction	53	32	35	83	95

Property	29	78	96	167	195

Government and central bank	—	1	191	37	114

Energy and water	371	284	505	732	716

Wholesale and retail distribution and leisure	368	301	300	168	210

Business and other services	712	280	392	339	356

Home loans	436	117	98	244	362

Cards, unsecured loans and other personal lending	96	84	114	1,497	1,356

Other	433	308	480	722	485

Loans and advances at amortised cost in Asia	5,405	5,511	7,157	9,437	10,230

Notes

a	The comparatives for 2017, 2016, 2015 and 2014 have been presented on an IAS 39 basis.

438 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Interest rate sensitivity of gross loans and advances at amortised cost

		2018			2017

	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m

Gross loans and advances at amortised cost	125,404	207,772	333,176	110,276	218,424	328,700

Barclays PLC 2018 Annual Report on Form 20-F 439

Additional information

Additional financial disclosure (unaudited)

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets

	As % of assets	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sectors
	%	£m	£m	£m	£m

As at 31 December 2018[a]

United States	15.8	178,276	10,828	17,322	150,126

Germany	3.0	31,091	13,591	17,500	-

France	4.3	42,468	29,558	3,848	9,062

Cayman Islands	1.4	11,747	-	-	11,747

Netherlands	0.8	6,067	761	784	4,522

Canada	0.8	9,282	1,093	1,287	6,902

As at 31 December 2017[a]

United States	12.8	137,943	10,054	10,294	117,595

Germany	2.4	24,319	9,618	9,958	4,743

France	4.3	41,740	26,046	4,937	10,757

Cayman Islands	2.2	16,408	-	-	16,408

Switzerland	1.0	11,683	547	9,442	1,694

Netherlands	0.8	7,154	26	1,825	5,303

Spain	0.8	7,961	5,059	1,603	1,299

Hong Kong	0.9	9,931	465	24	9,442

As at 31 December 2016[a]

United States	7.9	96,802	11,749	10,149	74,904

Germany	1.6	18,044	10,204	4,685	3,155

France	2.9	33,098	20,584	4,182	8,332

Cayman Islands	2.1	16,312	28	2	16,282

Switzerland	0.8	10,168	652	7,533	1,983

Note

a	Figures are net of short securities.

Off-balance sheet and other credit exposures

	2018	2017	2016

As at 31 December	£m	£m	£m

Off-balance sheet exposures

Contingent liabilities	20,303	19,012	19,939

Commitments	324,223	315,573	303,686

On-balance sheet exposures

Trading portfolio assets	104,187	113,760	80,240

Financial assets at fair value through the income statement	149,648	116,281	78,608

Derivative financial instruments	222,538	237,669	346,626

Financial investments	-	58,915	63,317

Financial assets at fair value through other comprehensive income	52,816	-	-

440 Barclays PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Notional principal amounts of credit derivatives

	2018	2017	2016

As at 31 December	£m	£m	£m

Credit derivatives held or issued for trading purposes[a]	759,075	715,001	947,800

Note

a	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Barclays PLC 2018 Annual Report on Form 20-F 441

Additional information

Additional financial disclosure (unaudited)

Related party transactions additional disclosure

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2018: 24 persons, 2017: 30 persons, 2016: 32 persons) for the year ended 31 December 2018 amounted to £64.3m (2017: £88.7m, 2016: £71.0m). In addition, the aggregate amount set aside for the year ended 31 December 2018, to provide pension benefits for the Directors and Officers amounted to £nil (2017: £0.1m, 2016: £0.2m).

442 Barclays PLC 2018 Annual Report on Form 20-F

Shareholder information

Barclays shareholding

Key dates

5 April 2019

Full year dividend payment date

25 April 2019

Q1 Results Announcement

2 May 2019

Annual General Meeting, at 11.00am

17 September 2019

Half year dividend payment date

Annual General Meeting (AGM)

This year’s AGM will be held at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE, on Thursday, 2 May 2019 at 11.00am.

The Chairman and Chief Executive will update shareholders on our performance in 2018 and our goals for 2019. Shareholders will also have the opportunity to ask the Board questions at the meeting.

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

Dividends

The Barclays PLC 2018 full year dividend for the year ended 31 December 2018 will be 4.0p per share, making the 2018 total dividend 6.5p.

Barclays understands the importance of the ordinary dividend for our shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investing in the business, and maintaining a strong capital position.

Going forward, Barclays intends to pay an annual ordinary dividend that takes into account these objectives, and the medium-term earnings outlook of the Barclays Group. It is also the Board’s intention to supplement the ordinary dividends with additional returns to shareholders as and when appropriate.

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

Barclays PLC 2018 Annual Report on Form 20-F 443

Shareholder information

Barclays shareholding

Shareholder security

Shareholders should be wary of any cold calls with an offer to buy or sell shares. Fraudsters use persuasive and high- pressure techniques to lure shareholders into high-risk investments or scams. You should treat any unsolicited calls with caution.

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

Returning funds to shareholders

Over 60,000 shareholders did not cash their Shares Not Taken Up (SNTU) cheque following the Rights Issue in September 2013. In 2018, we continued the tracing process to reunite these shareholders with their SNTU monies and any unclaimed dividends and by the end of the year, we had returned approximately £65,000 to our shareholders, in addition to the approximately £212,000 returned in 2017, £1.65m returned in 2016 and £2.2m in 2015.

Donations to charity

We launched a Share Dealing Service in October 2017 aimed at shareholders with relatively small shareholdings for whom it might otherwise be uneconomical to deal. One option open to shareholders was to donate their sale proceeds to ShareGift. As a result of this initiative, £46,957 was donated in 2018, taking the total donated since 2015 to over £345,000.

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
jpmorgan.adr@eq-us.com
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

444 Barclays PLC 2018 Annual Report on Form 20-F

This report is printed on Cocoon Preprint made from 100% FSC® Recycled certified fibre sourced from de-inked post-consumer waste. The printer and the manufacturing mill are both credited with ISO14001 Environmental Management Systems Standard and both are FSC® certified. By printing this publication on Cocoon Preprint, the environmental impact was reduced by: 5,865 kg of landfill, 867 kg CO2 and greenhouse gases, 171,542 litres of water, 10,078 kWh of energy and 9,530 kg of wood.

Source: Carbon footprint data evaluated by Labelia Conseil in accordance with the Bilan Carbone methodology. Calculations are based on a comparison between the recycled paper used versus a virgin fibre paper according to the latest European BREF data (virgin fibre paper) available.

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays PLC (incorporated by reference to the Form 6-K filed on May 2nd, 2013)

2.1	Long Term Debt Instruments: Barclays PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.2	Rules of the Barclays Group Share Value Plan (incorporated by reference to the 2013 Form 20-F filed on March 14th. 2014)

4.3	Rules of the Barclays PLC Long Term Incentive Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-173899) filed on May 3rd, 2011)

4.4	Rules of the Barclays Group Deferred Share Value Plan (incorporated by reference to the 2016 Form 20-F filed on February 23rd, 2017)

4.5	Contract of Employment – Tushar Morzaria (incorporated by reference to the 2014 Form 20-F filed on March 14th, 2014)

4.6	Appointment Letter – John McFarlane (incorporated by reference to the 2014 Form 20-F filed on March 3rd, 2015)

4.7	Contract of employment – James E Staley (incorporated by reference to the 2015 Form 20-F filed on March 1st, 2016)

4.8	Transfer of Employment – James E Staley (incorporated by reference to the 2016 Form 20-F filed on February 23rd, 2017)

4.9	Transfer of Employment – Tushar Morzaria (incorporated by reference to the 2016 Form 20-F filed on February 23rd, 2017)

4.10	Appointment Letter – Crawford Gillies

4.11	Appointment Letter – Dambisa Moyo

4.12	Appointment Letter – Diane Schueneman

4.13	Appointment Letter – Sir Gerry Grimstone

4.14	Appointment Letter – Sir Ian Cheshire

4.15	Appointment Letter – Mary Anne Citrino

4.16	Appointment Letter – Mary Francis

4.17	Appointment Letter – Matthew Lester

4.18	Appointment Letter – Mike Ashley

4.19	Appointment Letter – Mike Turner

4.20	Appointment Letter – Rueben Jeffrey

4.21	Appointment Letter – Tim Breedon

8.1	List of subsidiaries. The list of subsidiaries of Barclays PLC can be found on pages 332 to 335 of the Form 20-F.

11.1	Code of Ethics

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC.

15.2	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC.

99.1	A table setting forth the issued share capital of Barclays Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2018.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 21, 2019	Barclays PLC (Registrant)

	By	/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director