Form 20-F
period 2019-12-31
BARCLAYS PLC
filed 2020-02-13
CIK 312069

UNITED STATES
SECURITIES

AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐

REGISTRATION

STATEMENT PURSUANT

TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the fiscal year ended

December 31,

2019

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

Trading

symbol(s)

Name of each exchange
on which registered

25p ordinary

shares*
Not applicable*
New York

Stock Exchange*

Title of each class

Trading

symbol(s)

Name of each exchange
on which registered

American Depositary Shares, each representing

four 25p

ordinary shares
BCS
New York

Stock Exchange
4.338% Fixed

-to-Floating Rate Senior Notes due 2024
BCS24A
New York

Stock Exchange
Floating Rate Senior Notes due 2024 BCS24B
New York

Stock Exchange
4.972%

Fixed-to-Floating Rate Senior Notes due 2029
BCS29
New York

Stock Exchange
4.610%

Fixed-to-Floating Rate Senior Notes due 2023
BCS23B
New York

Stock Exchange
Floating Rate Senior Notes due 2023 BCS23C
New York

Stock Exchange
4.375%

Fixed Rate Subordinated Notes due 2024
BCS24
New York

Stock Exchange
3.65% Fixed Rate Senior Notes due 2025 BCS25
New York

Stock Exchange
2.875%

Fixed Rate Senior Notes due 2020
BCS20B
New York

Stock Exchange
5.25% Fixed Rate Senior Notes due 2045 BCS45
New York

Stock Exchange
3.25% Fixed Rate Senior Notes due 2021 BCS21B
New York

Stock Exchange
4.375%

Fixed Rate Senior Notes due 2026
BCS26
New York

Stock Exchange
5.20% Fixed Rate Subordinated

Notes due 2026
BCS26A
New York

Stock Exchange
3.20% Fixed Rate Senior Notes due 2021 BCS21
New York

Stock Exchange
Floating Rate Senior Notes due 2021 BCS21A
New York

Stock Exchange
Floating Rate Senior Notes due 2023 BCS23
New York

Stock Exchange
3.684% Fixed Rate Senior Notes due 2023 BCS23A
New York

Stock Exchange
4.337%

Fixed Rate Senior Notes due 2028
BCS28
New York

Stock Exchange
4.950% Fixed Rate Senior Notes due 2047 BCS47
New York

Stock Exchange
4.836% Fixed Rate Subordinated

Callable

Notes due 2028
BCS28A
New York

Stock Exchange
3.250% Fixed Rate Senior Notes due 2033 BCS33
New York

Stock Exchange
3.932%

Fixed-to-Floating Rate Senior Notes due 2025
BCS25A
New York

Stock Exchange
5.088%

Fixed-to-Floating Rate Subordinated Notes due 2030
BCS30
New York

Stock Exchange
*
Not for trading, but in connection with the registration of

American Depository Shares, pursuant to the requirements

to the Securities and Exchange
Commission.

Securities registered or to be registered

pursuant to Section 12(g)

of the Act:

None

Securities for which there is a reporting

obligation pursuant to Section 15(d)

of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as

of the close of the period covered

by the annual
report

.

25p ordinary

shares
17,322,057,836
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

to file

reports pursuant

to Section 13 or 15(d)

of the Securities

Exchange Act of 1934
from their obligations under

those Sections.

Indicate by check mark whether

the registrant (1) has filed all reports required

to be filed by Section 13 or 15(d)

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

company” in Rule 12b

-2

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

Standards Board

☑

Other
☐

*If “Other” has been chec

ked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17
☐

Item 18
☐

If this is an annual report, indicate by check mark

whether the registrant is a shell company (as defined in Rule 12b

-2

of the Exchange Act).

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
181,

183,

303

B.

Capitalization and indebtedness
Not applicable

C.

Reason for the offer and use

of proceeds
Not applicable

D.

Risk factors
90-100
4 Information on the Company

A.

History and development of the company
i (Notes), 178

-199, 268

-271 (Note 26), 297 (Note
41), 299,

311

B.

Business overview
ii (Market and other data), 171

-177,

185

-192, 219-
220 (Note

2)

C.

Organizational structure
286

-290 (Notes 34 and

35), 321

-324

D.

Property,

plants and equipment
257

-261

(Notes 20 and 21)
4A
Unresolved

staff

comments
Not applicable
5 Operating and Financial Review and Prospects

A.

Operating results
90-100,

103

-107,

139, 165,

167-177,

179-

192,
236

-243

(Note 14)

B.

Liquidity and capital resources
137

-138, 145

-158, 165-166, 210,

212-

213, 236-
243

(Note 14), 272

-275 (Notes 27 and 28), 286-
287 (Note

34), 291

-292 (Note 37), 316

-326

C.

Research and development,

patents and licenses, etc.
41

D.

Trend

information
92

-100, 146

-169, 178

-199

E.

Off-balance sheet arrangements
109

-111,

267 (Note 25), 287-

290 (Note 35)

F.

Tabular disclosure of contractual

obligations
327

G.

Safe harbor
ii

(Forward

-looking statements)
6 Directors, Senior Management and Employees

A.

Directors and senior management
3-5, 313

-316

B.

Compensation
45-47,

63, 73

-76, 79, 163

-164, 279

-285 (Notes 32
and 33), 294

-296 (Note 39), 471

C.

Board

practices
3-5, 11

-19, 38, 59

-61, 79

-81

D.

Employees
83-86, 185,

187,

191,

219-

220 (Note 2)

E.

Share ownership
78, 279

-280 (Note

32), 294-

296 (Note 39), 319-
320
7
Major Shareholders

and Related Party

Transactions

A.

Major shareholders
41

-43, 312

B.

Related party transactions
C.

Interests of experts and counsel
294

-296 (Note 39), 345
Not applicable
8 Financial Information

A.

Consolidated statements and other financial information
201

-214,

214

-298,

300

-301

B.

Significant changes
Not applicable
9 The Offer and Listing

A.

Offer and listing details
303

-304,

311

B.

Plan of distribution
Not applicable

C.

Markets
303

-304,

311

D.

Selling shareholders
Not applicable

E.

Dilution
Not applicable

F.

Expenses of the issue
Not applicable
10
Additional

Information

A.

Share capital
Not applicable

B.

Memorandum

and Articles of Association
41

-43, 299

-302

C.

Material contracts
48, 52

-62, 79

D.

Exchange controls
308

E.

Taxation
305

-308

F.

Dividends and paying agents
Not applicable

G.

Statement by experts
Not applicable

H.

Documents on display
308

I.

Subsidiary information
286

-287 (Note

34), 321-

324
11
Quantitative and Qualitative Disclosure

about Market

Risk
87-1

77,

237

-255 (Notes 14-17)
12
Description of Securities

Other than Equity Securities

A.

Debt Securities
Not applicable

B.

Warrants and Rights
Not applicable

C.

Other Securities
Not applicable

D.

American Depositary Shares
303

,

309
13 Defaults, Dividends Arrearages and Delinquencies Not applicable
14
Material Modifications to the Rights of Security Holders

and Use of Proceeds
Not applicable
15 Controls and Procedures

A.

Disclosure controls and

procedures
312

B.

Management’s annual report on

internal control over

financial reporting
38

C.

Attestation report

of the registered public accounting firm
201

-204

D.

Changes in internal control over

financial reporting
38
16A Audit Committee Financial Expert 12
16B Code of Ethics
31

1
16C
Principal

Accountant Fees and

Services
18

-19, 296

(Note 40)
16D
Exemptions from the Listing Standards

for Audit Committees
Not applicable
16E
Purchases of Equity Securities by the Issuer

and Affiliated Purchasers
42
16F Change in Registrant’s Certifying Accountant Not applicable
16G Corporate Governance 311
16H Mine Safety Disclosure
Not applicable
17 Financial Statements Not applicable (See Item 8)
18 Financial Statements Not applicable (See Item 8)
19 Exhibits Exhibit Index
*

Captions have been included

only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page
covered

by the corresponding

Form 20-

F

item number.

Delivering for our stakeholders

Barclays

PLC
2019 Annual Report on Form 20-F

Notes
The terms Barclays or Group refer to Barclays PLC together

with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31

Decem

ber 2019 to the corresponding twelve months of 2018 and balance sheet analysis as at 31 December 2019

with comparatives
relating

to 31 December 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and

‘$bn’ represent millions and thousands of millions of US Dollars respectively

;

and the abbreviations

‘€m’ and ‘€bn’ represent
millions and

thousands of millions of Euros respectively.

Non-IFRS performance measures
Barclays management

believes that the non

-IFRS performance measures

included in

this

document

provide valuable information to the readers of the
financial

statements

as

they enable

the reader to identify a more consistent basis for comparing the businesses’

performance

between financial periods
and provide

more detail concerning the elements of performance which the manag ers

of these businesses are most directly able

to influence or

are
relevant

for an assessment

of the Group. They

also reflect an important aspect of the way in which operating targets are defined and performance is monitored

by Barclays management. However

,

any non-IFRS performance measures

in this document

are not a substitute for IFRS

measures and
readers should consider

the IFRS measures as well. Refer to the appendix on pages 193 to 199 for further information and calculations

of non-IFRS
performance

measures

included

throughout this document, and the most directly comparable IFRS measures.

Key non

-IFRS measures

included

in this

document,

and the most directly comparable IFRS measures, are:

– Attributable

profit excluding litigation and conduct represents attributable profit excluding litigation and conduct charges. The comparable IFRS measure is attributable

profit. A reconciliation is provided on pages 197-199;

– Average allocated

equity represents the average shareholders’ equity that is allo cated to

the businesses.

The comparable

IFRS measure is average
equity.

A reconciliation is provided on pages 197-199

;

– Average allocated

tangible equity is calculated as

the average

of the previous month’s period end allocated tangible equity and the cu rrent month’s
period

end allocated tangible equity.

The average allocated tangible equity for the period is the average of the monthly averages within that period.
Period

end allocated tangibl

e

equity is

calculated

as

13.0% (2018:

13.0%) of RWAs

for each b

usiness,

adjusted

for capital deductions, excluding
goodwill

and intangible assets,

reflecting

the assumptions the Group uses

for capital

planning purposes. Head Office allocated tangible equity represents the difference

between the Group’s

tangible

shareholders’ equity and the amounts allocate

d

to businesses.

The comparable

IFRS measure is

average
equity.

A reconciliation is provided on pages 197-199

;

– Average tangible

shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period
end tangible

equity.

The average tangible shareholders’

equity

for the period is

the average

of the monthly averages within that period. The comparable
IFRS measure is average equity.

A reconciliation is

provid

ed on pages

197

-199;

– Basic earnings

per share excluding litigation and conduct

is calculated by dividing statutory profit after tax attributable to ordinary shareholders excluding

litigation and conduct charges, by the basic weighted average number of shares.

The comparable

IFRS measure is basic earnings per share.
A reconciliation

is provided on pages 197-199;

– Cost: income

ratio excluding litigation and conduct represents operating expenses excluding litigation and conduct charges, divided by total income.
The comparabl

e

IFRS measure is cost:

income

ratio. A reconciliation is provided on pages 197-199

;

– Operating

expenses

excluding

litigation and conduct represents operating expenses

excluding

litigation and conduct charges. The comparable IFRS
mea

sure is operating expenses. A

reconciliation

is provided on pages 197-199

;

– Operating

expenses

excluding

litigation and conduct, and a Guaranteed Minimum Payments (GMP)

charge of £140m

for 2018 represents operating
expenses excluding

litigation and conduct charges, and a GMP charge of £140m for 2018.

The comparable IFRS measure is operating expenses. A
reconciliation

is provided on page 181;

– Profit before

tax excluding litigation and conduct

represents profit before tax excluding litigation and conduct charges. The comparable IFRS measure is profit before

tax. A reconciliation is provided on pages 197-199;

– Return on average allocated

equity represents

the return on shareholders’ equity

that is allocated to the businesses.

The comparable

IFRS measure is
return on equity.

A reconciliation is provided on page 197;

– Return on average allocated

tangible equity is calculated as

the annualised

profit after tax attributable to ordinary equity holders of the parent, as a proporti

on of average allocated tangible equity. The comparable

IFRS measure is return on equity. A reconciliation is provided on page 196

;

– Return on average allocated

tangible equity excluding litigation and conduct is calculated as the annualised profit after tax attributable to ordina ry
equity

holders of the parent excluding litigation

and conduct charges,

as

a proportion

of average allocated tangible equity. The comparable IFRS
measure is return on equity.

A reconciliation is provided on page 196;

– Return on average tangible

shareholders’

equity

is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as

a
proportion

of average shareholders’

equity

excluding non

-controlling interests

and other equity

instruments

adjusted

for the deduction of intangible
assets and goodwill.

The comparable IFRS measure is return on equity. A reconciliation is provided on page 196;

and

– Tangible

net asset

value

per share is calculated

by dividing shareholders’

equity,

excluding non-controlling interests

and other equity

instruments, less
goodwill

and intangible assets,

by the number

of issued ordinary shares. The components of the calculation have been included on page 199

.

Forward

-looking statements
This document

contains certain

forward-looking statements within the meaning of Section 21E of the US Securities Exchange

Act of 1934, as

amended,
and Section

27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee

of future performance and that actual results or

other financial

condition or performance measures could differ materially from those contained

in the forward

-looking statements.

These forward-looking

statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking

statements sometimes use

words such as ‘may’, ‘will’, ‘seek’, ‘continue’,

‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’,
‘estimate’,

‘intend’, ‘plan’, ‘goal’, ‘believe’,

‘achieve’ or

other words of similar meaning.

Forward-looking statements can be made in writing but also may be made

verbally by members of the management

of the Group (including, without limitation, during management presentations to financial analysts)

in

connection

with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the
Group’s future financial

position, income growth, assets,

impairment

charges, provisions, business

strategy, capital,

leverage and other regulatory ratios,
payment

of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial
markets, projected

costs

or savings, any commitments

and

targets, estimates of capital expenditures, plans and objectives for future operations, projected

employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward

-looking statements

involve risk and
uncertainty

because they relate to future events and circumstances. The forward

-looking statements

speak only as at the date on which they

are made
and such statements may be affected

by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the

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

risks

such as changes

in interest rates and foreign exchange

rates; effects of changes

in valuati

on of credit market
exposures; changes in

valuation

of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities;

the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption

that may subsequently result in the UK and globally; and the success of future acquisitions,

disposals and other strategic transactions.
A number of these i

nfluences and factors are beyond the Group’s control.

As

a result, the Group’s actual financial

position, future results,

dividend
payments, capital,

leverage or other regulatory ratios

or other financial

and non-financial metrics or

performance

measures

may differ

materially from the
statements or guidance

set forth in the Group’s forward-looking statements.

Subject

to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including,

without limitation, the UK and the US), in
relation

to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information,

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

is made for
information

purposes only, and

information found at such websites

is not incorporated

by reference into this

document.

References

to Strategic Report

and Pillar

3 Report
This document

contains references throughout to the Barclays

PLC Strategic

Report and Pillar 3 Report.

References

to the aforementioned report

s

are
made for information

purposes

only,

and information found in said report

s

is not incorporated by reference into this document.

Barclays

PLC 2019

Annual Report

on Form

20-F.

Contents
What’s

inside this

report

Governance
●

Governance

contents
2
●

Directors’ report
9
●

Remuneration

report
44
●

Colleagues
83
Risk review
●

Risk review contents
87
●

Risk management
90
●

Material

existing and emerging risks
92
●

Principal

Risk

management
102
●

Risk performance
108
●

Supervision

and regulation
171
Financial

review
●

Financial

review contents
178
●

Key performance

indicators
179
●

Consolidated

summary income statement
181
●

Income

statement commentary
182
●

Consolidated

summary balance sheet
183
●

Balance

sheet commentary
184
●

Analysis of results by business
185
●

Non-IFRS performance

measures
193
Financial

statements
●

Financial

statements contents
200
●

Consolidated

financial statements
205
●

Notes to the financial

statements
214
Shareholder

information
●

Key dates, Annual

General Meeting, Dividends, and useful information
299

Barclays PLC

2019 Annual Report on Form 20-F

OUR GOVERNANCE
Contents

Welcome to our Governance report. This report
explains who we are, at Board and Executive
Committee (“ExCo”) level how our

governance
framework operates, and our key areas of focus in
2019.

Our primary aim

is that our governance:

Is effective

in providing challenge, advice and support to management; Provides checks and balances and

encourages constructive challenge; Drives informed, collaborative and accountable

decision

-making; and Creates

long

-term sustainable value for our
shareholders, having

regard to our other stakeholders.

We are in a new regime

for 2019, with the revised 2018 UK Corporate Governanc

e
Code (the “Code”) and the Companies

(Miscellaneous Reporting) Regulations 2018

(the
“Regulations”) now in force, and

our Governance Report reflects these requirements.

To

view our specific compliance

as

against the

Code, please see

pages 33 to 38.

Certain additional

information, signposted throughout this report, will be available at
barclays.com/ourgovernance
.

Page
Directors’

Report
• Board of Directors: a year of renewal 3

•
Executive

Committee: strategically enhanced and strengthened
6

•
Striving

for simplicity and effectiveness
7

• Our key areas of focus in 2019 9

• Key priorities 10

•
Board Audit

Committee report
11

•
Board Nominations

Committee report
20

•
Board Risk Committee

report
25

• How we comply 33

• Other statutory information 39
Remuneration Report
44

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT
Board

of Directors:

a year of

renewal

Relevant

skills and experience:

Nigel is the Group Chairman. He

is also Chairman

of
Barclays

Bank PLC.

Nigel has extensive

experience
in, and understanding of, banking

and financial
services,

gained

through a

36-year career at
Rothschild

& Co. where

he was most recently

Deputy
Chairman. Prior to that he was Chairman

of the Group
Executive

Committee and

Managing Partner

of
Rothschild

& Co. He is a

seasoned

business leader
with a strong track record in leading

and chairing

a
range of organisations and in acting as

a strategic
adviser

to multiple major

international

corporations
and governments. The breadth of

Nigel’s knowledge
and operational experience with international

banking
groups, building teams and culture,

and growing
businesses

are all hugely

beneficial to

Barclays, and
enables Nigel to contribute to the strategic

direction
and long-term sustainable success of

Barclays.

Key current appointments
Chairman, Sadler’s Wells; Non-Executive

Director,
Tetra Laval

Group

Committee membership
Board Nominations Committee (Chair)

Relevant

skills and experience

Jes has nearly four decades of extensive

experience
in banking and financial services.

He brings a

wealth
of investment banking knowledge

to the Board

as well
as strong executive leadership, and this

contribution
is reflected in Barclays strategy and

long-term
sustainable success of the business.

He previously
worked for more than 30 years at

JP Morgan where
he initially trained as a commercial banker,

later
advancing

to the leadership

of major businesses
involving

equities, private

banking and

asset
management,

and ultimately

heading

JP Morgan’s
Global Investment Bank.

Key current appointments
Board Member, Bank Policy Institute; Board

Member,
Institute

of International

Finance

Committee membership
None

Relevant

skills and experience

Crawford has extensive business

and management
experience at executive and board level

spanning
over 30 years. Beneficial to the Board

and to
Barclays’ strategy and long-term

sustainable success
is his key

understanding

of stakeholder

needs and his
experience in international and cross-sector
organisations, strong leadership and

strategic
decision-making. Crawford brings to the

Board robust
remuneration experience gained

from his former
remuneration committee chairmanships

at Standard
Life plc and other current positions.

Key current appointments
Non-Executive Director, SSE plc; Chairman,
Edrington Group

Committee membership
Board Audit Committee, Board Nominations
Committee,

Board Remuneration

Committee (Chair)

Relevant

skills and experience

Mike has deep knowledge

of accounting, auditing

and
associated

regulatory

issues, having

previously
worked at KPMG

for over 20 years. Mike’s former
roles include acting as the lead engagement

partner
on the audits of large financial services

groups
including HSBC, Standard Chartered

and the Bank

of
England, as Head of Quality and Risk

Management
for KPMG Europe LLP and

as KPMG UK’s Ethics
Partner. The Board benefits from his extensive
experience in accounting, auditing

and financial
reporting and therefore Mike continues

to contribute
to the long-term sustainable success

of the business.

Key current appointments
Member, Cabinet Office Board; Member, International
Ethics Standards Board for Accountants;

Member,
ICAEW Ethics Standards Committee;

Member,
Charity

Commission

Committee membership
Board Audit Committee (Chair), Board

Nominations
Committee,

Board Risk

Committee

Full Director biographies can be

found on pages

313 to 315.

Barclays PLC

2019 Annual Report on Form 20-F

Relevant

skills and experience

Tim’s continued contribution to Barclays’

strategy

and
long-term sustainable success comes

from his
extensive

financial

services experience,

knowledge

of
risk management and UK and EU

regulation, as

well
as an understanding of key investor

issues. He

had a
distinguished career with Legal &

General, where,
among other roles, he was the Group

CEO until June
2012, and this experience enables

Tim to provide
challenge, advice and support to management

on
business performance and decision-making.

Key current appointments
Chairman, Apax Global Alpha Limited

Committee membership
Board Audit Committee, Board Nominations
Committee,

Board Remuneration

Committee,

Board
Risk Committee (Chair)

Relevant

skills and experience

Sir Ian is a member of the Board and

is also Chair of
Barclays

Bank UK PLC.

He contributes

to the Board
substantial

business experience

particularly in

the
international retail sector from his lengthy

executive
career at the Kingfisher Group, as

well as experience
in sustainability and environmental matters

which are
important

to the Group’s

strategy

and long-term
sustainable success. Sir Ian holds strong

credentials
in leadership, is involved with many

charitable
organisations, such as The Prince of Wales’s
Charitable Foundation, and is highly regarded

by the
Government for his work with various

Government
departments

.

Key current appointments
Chairman, Maisons du Monde; Chairman,

Menhaden
plc; Lead Non-Executive Director for the

Government;
Trustee, Institute for Government

Committee membership
Board Nominations Committee

Relevant

skills and experience

Mary Anne is an experienced Non-Executive

Director
with considerable financial services and

investment
banking experience, following an executive

career
spanning over 20 years with Morgan

Stanley. This
enables her to contribute to the effectiveness

of
Barclays

’

operations, strategy

and long-term
sustainable success of the business.

Her current
other Non-Executive positions and

Senior Advisory
role with Blackstone, coupled with

her previous board
and senior management level positions

(with Dollar
Tree Inc., Health

Net, Inc.,

and Blackstone

Advisory
Partners), contribute to the wide-ranging

global,
strategic

and advisory

experience

she can provide to
the Board.

Key current appointments
Non-Executive Director, HP Inc.; Non-Executive
Director,

Ahold Delhaize

N.V.; Non-Executive
Director,

Alcoa Corporation;

Senior Advisor, The
Blackstone

Group L.P.

Committee membership
Board Risk Committee

Relevant

skills and experience

Mohamed is a highly respected economist

and
investor,

with considerable

experience

in the asset
management industry and multilateral

institutions.

He
is chief

economic advisor

at Allianz

SE, the corporate
parent of PIMCO (Pacific Investment

Management
Company LLC) where he formerly

served as Chief
Executive

and Co-Chief

Investment

Officer. As well

as
serving

on several advisory

committees

and boards,
Mohamed is a regular

columnist for Bloomberg
Opinion and a

contributing editor at the Financial
Times. He has also published widely on international
economic and financial topics. He

spent 15 years

at
the IMF where he

served

as Deputy Director

before
moving

to the private

sector and

financial services.
Mohamed’s acute knowledge and understanding

of
international economics and the financial

services
sector strengthens the Board’s capacity

for
overseeing

the strategic

direction

and development

of
the Group. Mohamed’s knowledge and

experience
enables him to contribute to the long-term

sustainable
success

and strategy

of the business.

Key current appointments
Board Member (Non-Executive),

Under Armour Inc.;
Chief

Economic Advisor,

Allianz SE; Senior

Advisor,
Gramercy Fund

s

Management;

Senior Advisor,
Investcorp Bank BSC

Committee membership
None

Relevant

skills and experience

Dawn is a highly experienced financial

executive who
holds the role of Chief Investment

Officer at Soros
Fund Management LLC.

Her previous

experience
includes 25 years with UBS and its predecessor
organisations, most recently as Head

of Investments
for UBS Asset Management. Her

knowledge of

the
businesses

and markets

in which the Group

operates
further

strengthens

the depth and

range of relevant
sector skills and experience across the

Board. This
enables Dawn to challenge and contribute

effectively
to the Group’s operations and the long-term
sustainable success of the business.

Key current appointments
Chief

Investment Officer at Soros

Fund Management
LLC;

Member of The New York Federal Reserve’s
Investor

Advisory Committee

on Financial

Markets;
Member of Advisory Board and Investment
Committee of the Open Society Foundations’

and
their Economic Justice Programme

Committee membership
Board Risk Committee

Relevant

skills and experience

Mary has extensive and diverse board-level
experience across a range of industries,

including her
previous

Non-Executive

Directorships of the

Bank of
England, Alliance & Leicester, Aviva, Centrica and
Swiss Re Group. Through her

former senior executive
positions with HM Treasury, the Prime Minister’s
Office,

and as Director

General of

the Association

of
British Insurers, she brings to the Board

a strong
understanding of the interaction between

public and
priv

ate sectors, skills in

strategic

decision-making

and
reputation management and promotes

strong board
governance

values, which

enables her

to continue

to
contribute effectively to the long-term

sustainable
success

of the Group.

Key current appointments
Non-Executive Director, Valaris PLC; Member of
Advisory

Panel, The

Institute of Business

Ethics;
Member, UK Takeover

Appeal Board

Committee membership
Board Remuneration Committee

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT
Board

of Directors:

a year of

renewal

Relevant

skills and experience

Brian has served as Chief Financial Officer

for BP
p.l.c.

since 2012. He

joined BP in

1986 after obtaining
a PhD in Mathematics. After performing

a broad
range of commercial and financial roles

across all
facets

of the group, he

became chief executive

of
BP’s integrated supply and trading function

(2005 –
2009). Brian will

retire fro

m

BP in June

2020. His
experience outside BP includes serving

as a

Non-
Executive

Director and

audit committee

member of

Air
Liquide S.A., the Royal Navy, and the Francis Crick
Institute.

Brian also

chairs the ‘100 Group’

of the
FTSE 100 Finance Directors. Brian brings

to the
Board his extensive experience of

management,
finance

and strategy gained

at BP

and other public
and private boards. His experience

with, and
understanding of, the challenges

and opportunities
inherent in advancing a sustainable

energy future

will
be invaluable as Barclays considers

how it can help
to accelerate the transition to a

low carbon world.

Key current appointments
Chief

Financial Officer, BP p.l.c.;

Non-Executive
Director,

Air Liquide S.A.;

Non-Executive Director,

the
Royal

Navy; Senior Independent

Director, the Francis
Crick Institute; Chairman, the 100 Group

of the FTSE
100 Finance Directors

Committee membership
None

Relevant

skills and experience

Tushar is a chartered accountant with over

25 years
of strategic

financial

management,

investment
banking, operational and regulatory

relations
experience, which enables him to

contribute to the
long-term sustainable success and strategy

of the
business.

He joined

Barclays from

JP Morgan,

where
he held various senior roles including

the CFO

of its
Corporate & Investment Bank at the

time of the
merger of the investment bank and

the wholesale
treasury/security services business.

Key current appointments
Member, the 100 Group of the FTSE 100

Finance
Directors

;

Main Committee Chair,

Sterling Risk Free
Reference Rates Working Group

Committee membership
None

Relevant

skills and experience

Diane is a member of the Board, Chair

of Barclays
Execution Services Limited and a

member of the
Board of Barclays US LLC. She brings

to Barclays a
wealth of experience in managing

global, cross-
discipline business operations, client services

and
technology in the financial services

industry, which
enables her to robustly challenge

the Group’s
strategy

and support the

long-term sustainable
success

of Barclays.

Diane had

an extensive career
at Merrill Lynch,

holding

a variety of senior

roles,
including responsibility for banking, brokerage
services

and technology

provided to the

company’s
retail and middle market clients.

Key current appointments
None

Committee membership
Board Audit Committee, Board Nominations
Committee,

Board Risk

Committee

Company Secretary

Relevant

skills and experience

Stephen was appointed Company

Secretary in
November 2017 having previously

served as the
Group Company Secretary and Deputy

General
Counsel of

SABMiller plc.

Prior to

this, he practised
law as a partner in a

law firm in South Africa, and
subsequently

in corporate

law and

M&A at Hogan
Lovells

in the UK. Stephen

has extensive

experience
in corporate governance, legal, regulatory

and
compliance matt

ers.

Stephen serves as

Vice Chair of
the GC100, the association of General

Counsel

and
Company Secretaries working in FTSE

100
companies,

and has

previously served

as Chairman
of the ICC UK

’s Committee

on Anti-Corruption.

Barclays PLC

2019 Annual Report on Form 20-F

Executive

Committee:

strategically
enhanced

and strengthened

We have changed

the composition of the
ExCo, removing

a management layer and
bringing

key

business areas closer

to, and
making their

leaders a part of, the most senior
management

forum for the Group.

The following

new roles

and additions to the
ExCo mean that

it now has a stronger

and
closer strategic focus on, and

oversight over,
the businesses comprising

our CIB and our
global

consumer banking and payments
businesses:

New roles
President of Barclays Bank PLC
Paul Compton

Global Head of Consumer Banking and
Payments
Ashok Vaswani

Paul and

Ashok

were previously members of
the ExCo in their

capacities as

Chief Operating
Officer and

CEO of Barclays UK respectively

Roles elevated to the ExCo
Global Head of Banking
Joe McGrath

Global Head of Markets
Stephen

Dainton

Head of Corporate Banking
Alistair

Currie

Group Executive

Committee biographies can
be found

on pages 314 to 316.

Barclays PLC

2019 Annual Report on Form 20-F

Striving

for simplicity

and effectiveness

Barclays is a large, diversified organisation. We are committed, through our governance model, to driving four key features: simplification, collaboration, accountability and quality of decision-making.

Our governance framework
Our Group-wide governance

framework

has
been designed

to facilitate the effective
management

of the Group by our CEO and his
ExCo whilst preserving the constructive
challe

nge, support and oversight of our major
subsidiary boards in the UK, Ireland

and the
US, consistent with their respective

legal and
regulatory

responsibilities. The Barclays PLC
(BPLC) Board sets the strategic direction

and
risk appetite

of the Group and is

the ultimate
decision

-making body for matters of

Group-
wide strategic,

financial, regulatory or
reputational

significance.

BPLC is the group parent

company and has a
premium

listing on the London Stock
Exchange.

Each of our main operating entities,
Barclays Bank PLC (BBPLC), Barclays Bank
UK PLC (BBUKPLC), Barclays Bank Ireland
PLC, Barclays US LLC and Barclays Bank
Delaware,

has its

own board

comprising
Executive

and
Non-Executive

Directors.

Each also has its
own board committees.

During the year,

we consolidated

and
streamlined

membership of the BPLC and
BBPLC boards, such that membership

of the
BBPLC board is now a subset of the BPLC
Board, with

all members of the BPLC Board
except the Senior

Independent Director (SID),
the Chairm

an of BBUKPLC and one Non

-
Executive

Director now also serving on the
board of BBPLC.

This partial

consolidation has
significantly

increased coordination and
efficiency,

and reduced complexity and
duplication.

The revised BBPLC board
composition

vests

oversight over the activities
of BBPLC in a board the

members of which
also have direct

accountability to BPLC

’s
shareholders through

their separate
responsibilities

as

members of the BPLC
Board.
Board composition
In 2019, we welcomed

our new

Chairman,
Nigel

Higgins. We also announced

the
appointment

of two new Non-Executive
Directors:

■

Dawn Fitzpatrick, who joined

the Board on
25 September

2019;

and
■

Mohamed

A. El-Erian, who joined the Board
on 1 January 2020.

In January 2020,

we announced the
appointment

of Brian Gilvary who joined the
Board on 1 February 2020.

All of these appointments bring

tremendous
insight

and experience relevant to the markets
in which we operate.

In accordance with the
recommendation

of the Code, Reuben Jeffery
and Dr. Dambisa

Moyo, each

having served on
the Board for nine

years, stepped down, as did
Sir Gerry Grimstone

and Mike Turner.

Matthew
Lester stepped down

on 1 January

Board Governance Framework

Barclays PLC

2019 Annual Report on Form 20-F

2020. We also bade

farewell to John
McFarlane,

who stepped down after four years
as Chairman,

including a period where he was
Executive

Chairman. We are grateful to them all
for their service to Barclays.

We are actively

seeking to complement the
current range of skills on our Board, ideally

with
individuals

who can bring additional retail
banking

and technology

experience. Our strong
belief

in the benefits of diversity – of gender,
ethnicity

and thought – underpins

our search. In
the report of our Nominations

Committee we
address the continuing

evolution of our Board.

Principal committees
The principal

Committees of the BPLC Board,
and the core responsibilities

of each, are
described in

the “Board Governance
Framework” table

at the foot of the previous
page. The

remit of each Committee is set

out in
brief in the

table, and you can read more

about
the Committees

and their work

on pages

11
  to
32

and 80 to 82

.

In September

2019, the Board reviewed the
responsibilities

of the Reputation Committee
and reallocated

them mainly to the Board so
that it could

itself directly oversee the critical
topics of culture,

the environment and
reputation.

Responsibility for the oversight of
Conduct risk and Compliance

was

transferred
from the Reputation

Committee to the Risk
Committee.

We measure our effectiveness
An effective

Board is one that delivers for
stakeholders. We assess the effectiveness of
our Board, its Committees

and Board members
each year, as required

by the Code. Although
the Code only

requires an externally facilitated
evaluation

every three years,

for each of the
past four years we have used the services of an
external

agency to facilitate the assessment of
the effectiveness of the Board.

This year, the
Nominations

Committee decided to ask our
SID, with the support of the Company
Secretary,

to conduct the

assessment.

They are
well placed

to do this, having been closely
involved

in the transition to a new Chairman
and the evolving

composition of the Board and
the way it operates. You

can read more about
our 2019 process and our progress against the
2018 review

on page

s

23 to 24.

Board responsibilities
Setting strategy
and
Challenging and supporting management to drive sustainable value creation for our shareholders through
Entrepreneurial and ethical leadership
and by
Engaging with our stakeholders
and
Promoting our culture and purpose
within a framework of
that aligns our values with our strategy
and
Effective internal and financial control
all in
Setting risk appetite and risk management
Compliance with law and regulation

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT
Our key

areas

of focus

in 2019

We think of governance as how we govern the organisation and make decisions to promote its success for the long-term benefit of our stakeholders. Effective governance makes possible the delivery of our purpose and our strategy.

Governance in action: our
programme of prioritised deep
dives
To

underpin

informed and sound decision-
making,

the Board needs to have a deep and
granular

understanding of the Group as a
whole and

each of its significant businesses –
where the key risks lie, how and

where
resources are allocated

and the contribution
made by each

part of the business.
Led by

the Chairman,

the Board and the
ExCo have agreed

a prioritised series of deep
dives which now form a significant

part of
each Board meeting,

with two to four deep
dives on the agenda

for a typical Board
meeting.

The materials for each deep dive
facilitat

e

an in-depth understanding of the
issues and generate

meaningful discussion,
debate,

support to management and
challenge

on key topics, allowing the Board

to
exercise effective

oversight and assist

the
delivery

of the Group’s strategy.
Through

this process,

the Board considers
strategy at every meeting,

rather than in a set
piece

event once

a year.
The Board

has discharged its responsibilities
as described in this high

-level flow diagram.

Barclays PLC

2019 Annual Report on Form 20-F

Key priorities

Core areas of focus
Our programme

of deep dives is outlined below
and in the

“Governance

in action” section on
the previous page.

This programme
commenced

in July 2019, following the
appointment

of Nigel Higgins as

Chairman.
The deep

dives held this year

included
consideration

of a wide range of topics,
covering

selected individual business units as
well as Group-wide

matters such as

our capital
allocation

framework, our

costs, our societal
purpose, our culture,

the environment and our
risk profile.

Feedback from our shareholders and

wider
stakeholders has been taken into

account

in
arriving

at and prioritising our deep dives.

The Board

received updates on the
performance

of the business

and execution
of the strategy at every meeting,

and the
approval

of our MTP,

in which our strategy is
embedded,

was

a key Board responsibility

at
its November

and December 2019 mee

tings.
We also gave considerable

focus to
developments in

the regulatory environment,
and to engagement

with our regulators in the
UK and the US in particular.

The oversight of
risk and of our control environment

is also
a core Board responsibility

and has

been
addressed at meetings through

the year.

The Board

believes
the right

culture

and
values,

supported

by
effective

leadership
and a consistent

tone
from the

top, are
crucial

to the success
of the Group.

Stakeholder engagement
We have enjoyed

extensive engagement with
our shareholders in 2019

through a variety of
mechanisms,

including:

■

In February, March

and April

2019, Nigel
Higgins held

around 50 meetings with
shareholders and other

stakeholders. This
was a “listening

tour”, the aim of which was
for Nigel to introduce

himself to a wide
range of stakeholders, including

our
institutional

shareholders,

and to hear
directly

from them their views on the
Company

before he became Chairman in
May 2019.

We also engaged with activist
investor Sherborne

Investors

Management
LP as part of this process;

■

Our AGM, where the Board engaged
extensively

with shareholders, both
formally

during the meeting and
informally

before and after the AGM; and

■

Through

our intensive Investor Relations
programme

of conference calls, webcasts
and meetings

at the time

of each of our
quarterly

results releases.

Our broader stakeholder engagement

is
described in

the Strategic Report

available at
home.barclays/annualreport . Specifically
with regard to our workforce, engagement

with
our colleagues

has long been

a part of our
DNA as an organisation.

The Board conducted
a full review

of our existing engagement model
and concluded

that this, with certain
enhancements,

would be the best and most
effectiv

e

means to ensure sustained
engagement

with our workforce

whilst also
meeting

the objectives of the Code’s

new
workforce engagement

requirements. Our
workforce engagement

model is described in
the People

section on page

83 to 86.
Purpose, culture and values
Our purpose, adopted

in May 2018, is
“Creating opportunities to rise”. This is
underpinned

by our values: respect, integrity,
service, excellence

and stewardship, and by
the behaviours associated with

them. Our
purpose, values and

behaviours are designed
to support each other,

to drive our culture

and
to guide

our strategy and decision

-making.

The Board

has recently examined

our purpose
and concluded

that whilst it is fully integrated
into many

of our key

processes and decision-
making forums, we have further

work to do to
bring to life:

to express

and apply

it consistently
across the Group, and

for it to better connect
all of our stakeholders, our businesses, ESG
activities and

ambitions. This work is under
way.

Our values were adopted

in January 2013.
They were, and

remain, fully

embedded and
integrated

into the Group.

Our culture is a core area of focus for the
Board, which

bel

ieves

that the right

culture and
values, supported

by effective leadership and a
consistent tone from

the top, are crucial to the
success of the Group.

How

does the

Board review
our culture?
The Board

reviews our culture in a number of
ways, including:

■

Quantitative

and qualitative feedback on
how our culture aligns with

our purpose,
values and strategy through

Culture
Dashboards, so the Board can

see the
effect our people

engagement has on our
performance,

and the continued strength
of our culture;

■

Analysis of employee

survey results;

■

Face-to-face engagement

with employees
locally

to hear what they think; and

■

Review of people

policies, which are
designed

to provide equal opportunities
and create an inclusive

culture, in line with
our values and i

n

support of our long term
success.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT,

BOARD AUDIT

COMMITTEE REPORT
Ensuring

reporting

integrity

and
an effective

controls

environment

The Board Audit Committee has a central role in maintaining and challenging the quality of Barclays external disclosures and its internal control environment.

Dear Fellow

Shareholder

2019 was a year of steady progress for
the Group both

in enhancing its control
environment

and embedding new financial
reporting

requirements, particularly in relation
to the expected

credit loss

(ECL) model
introduced

by the implementation of IFRS 9
in 2018.

Ensuring focus on strengthening

the

Barclays
internal

control environment
has continued to
be a key activity

for the Committee. 2019 was
an important

year for

the Barclays Internal
Control Environment

Programme (BICEP)
which commenced

in January 2017 and is

on
track to complete

by the end of March 2020. As
at the end of 2019,

94% of issues

were either
closed or in validation

with 96% of the BICEP
milestones

achieved. When BICEP is fully
completed,

the Group’s control environment
will

be in a much stronger position, but
inevitably,

as

expect

ations and standards
change

and new control events occur, work is
still required

both to maintain and to further
develop

it. The Committee is therefore working
to ensure that as we transition

to “business

as
usual”, management

has a robust

framework
for identifying

and responding to control issues
with appropriate

reporting to the Committee
and other Board

Committees. A key
component

of this will be the work

the Chief
Controls Office

is doing to further streamline
and automate

the Risk

and Controls Self-
Assessment (RCSA) process to make it more
dynamic.

In assessing general

control issues for
disclosure in this Annual

Report, the
Committee

continued to apply similar concepts
to those used for assessing internal

financial
controls for the purposes of the US Sarbanes-
Oxley Act. The

conclusion we reached is that
there are no control

issues that are considered
to be a material

weakness

and which

therefore
merit specific

disclosure.

IFRS 9
continued

to be a major focus for the
Committee

this year as

models conti

nue to be
validated

and refined. In addition disclosures
have been

enhanced, although more work is
required

to develop the ability to generate and
disclose more meaningful

sensitivity analyses.
Following

the introduction of the time bar by
the FCA at the e

nd of August, the level

of
subjectivity

of the PPI provision at 31
December 2019

has been considerably
reduced.

However the Committee did consider
whether the “spike” in complaints received

just
before the

deadline

might have been
anticipated

and was satisfied that there was no
evidence

that would have justified an earlier
significant

increase in the provision.

I continued

my regular meetings with the
Chairs of the main

subsidiary audit
committees,

including the Chair of the BBPLC
audit

committee until the partial consolidation
of the BPLC and BBPLC

boards. Since that
time

I have also met with the

Chair of the
Barclays US LLC audit

committee, attended
a meeting

of the Barclays Bank

Ireland

PLC
audit

committee, and attended

the meeting of
the BBUKPLC au

dit committee which
considered

the main year

-end accounting
issues. The Chair

of the BBUKPLC audit
committee

also attends the meeting of the
Committee

where we consider the control
environment

of BBUKPLC as

part of our year-
end evaluation.

I also continued to meet
frequently

with members of senior
management,

including the Group Finance
Director and Chief

Internal Auditor.

In relation
to the latter,

I am pleased that the Committee
approved

the appointment in September 2019
of Lindsay O’Reilly

as

the new Chi

ef Internal
Auditor

following a joint reco

mmendation from
myself and the

Group Chief

Executive Officer.
As she was appointed

to this

role from a first
line

of defence function, the Committee have
taken steps to understand

and safeguard
against potential

and

perceived conflicts of
interest that may

arise in order to support BIA’s
continued

independence from the business.
BIA is a key component

in supporting the
Committee’s work and I am pleased

with
the way that the function

has continued to
develop

throughout the year in scoping,
performing

and reporting the outcomes
of its work both to management

and
the Committee.

I have also continued

my regular engagement
with the Group’s regulators both

in the UK and
US. This has encompassed not

only my work
as the Chair of the Committee,

but also my role
as the Group’s Whistleblowing

Champion. In
that respect, I also oversaw the production

of
the first of three annual

reports which we have
agreed to submit

to the FCA and PRA in the
UK and also the New York Department

of
Financial

Services containing certain
information

regarding our whistleblowing
programme.

Committee

performance

The performance

of the Committee was
assessed internally

as

part of the annual
effectiveness review of the Board.

In line

with
the approach

adopted for all Board
Committees in

2019, the process involved
completion

of a tailored questionnaire by
Committee

members

and standing

attendees.

The results confirm

that the Committee is
operating

effectively, and the Board takes a
high

level of assurance from the technical
and commercial

competence and diligence
of the Committee’s work. It is considered

well-
constituted,

with the right balance of skills

and
experience

to provide an appropriately broad
level

of challenge and oversight of the areas
within

its remit. Consideration will need to be
given

to adding an

additional member of the
Committee

with recent and relevant financial
experience

following the departure of Matthew
Lester at the end

of the year.

Last year’s review commented

on the improved
focus of the Committee

on key issues

in the
context of managing

a demanding agenda
efficiently

so

that time is allocated to the

most
significant

items for discussion. As

the
Committee

has taken on additional
responsibilities

during the year,

for example the
oversight of tax matters, continued

focus on
this area will

be beneficial.

In response to a request to provide

feedback
on the interaction

with subsidiary audit
committees,

the review highlighted that
interaction

with the BBUKPLC audit committee
had

been helpful

and effective. Following the
consolidation

of the membership of the
Committee

with the BBPLC audit committee,
coverage of BBPLC

matters within concurrent
meetings

was

considered

adequate, noting that
it will

benefit from further embedment.

Looking ahead
In 2020 the Committee

will still continue to
monitor

the embedment of IFRS 9 processes
and further enhancements

to our disclosure,
particularly

as

regards sensitivities.

We will

also be looking to assess

the reporting
of control issues after the conclusion

of BICEP
as well as monitor

the satisfactory completion
of remediation

programmes which are due to
extend beyond

31 March 2020, in particular the
Designated

Markets

Activity

remediation plan.

Mike Ashley
Chair, Board

Audit Committee

12

February 2020

Barclays PLC

2019 Annual Report on Form 20-F

Committee

composition
and meetings
The Committee

is composed solely of
independent

Non-Executive Directors, with
membership

designed to provide the
breadth

of financial

expertise

and
commercial

acumen it needs to fulfil its
responsibilities.

Its

members as a whole
have recent and

relevant experience of the
banking

and financial services sector, in
addition

to general management and
commercial

experience, and are financially
literate.

In particular, Mike Ashley, who is
the designated

financial expert on the
Committee

for the purposes of the US
Sarbanes

-Oxley Act, is a former audit
partner who, during

his executive career,
acted as lead

engagement partner on the
audits of a number

of large financial
services groups. Matthew

Lester, who
resigned from the

Committee on 1 January
2020, held

a number

of senior finance roles
across a range of business sectors,
including

financial services, during his
executive

career. You

can find more details
of the experience

of Committee members

in
their biographies

on pages 3 to 6.
During 2019,

the Committee met 10 times
and the chart opposite

shows

how it
allocated

its time. Attendance by members
at Committee

meetings is

also shown
opposite.

Committee meetings were
attended

by representatives

from
management,

including the Group Chief
Executive

Officer, Group Finance Director,
Chief Internal

Auditor,

Chief Controls
Officer,

Chief Risk

Officer,

Chief Operating
Officer,

Group General Counsel

and Group
Chief Compliance

Officer, as well as
representatives from the

businesses

and
other functions.

The lead audit engagement
partner of KPMG,

Michelle Hinchliffe, also
attended

Committee meetings. The
Committee

held a number of separate
private sessions with each of the Chief
Internal

Auditor and the lead audit
engagement

partner, which were not
attended

by management.
Committee

role
and responsibilities
The Committee

is responsible for:

■

Assessing the integrity

of the Group’s
financial

reporting and satisfying itself
that any significant

financial
judgements

made by management
are sound;

■

Evaluating

the effectiveness

of the
Group’s internal

controls,

including
internal

financial controls;
■

Scrutinising

the activities

and
performance

of the internal and
external

auditors, including monitoring
their independence

and objectivity;

■

Overseeing the

relationship with the
Group’s external

auditor;

■

Reviewing

and monitoring the
effectiveness of the Group’s
whistleblowing

policies and procedures;
and
■

Overseeing significant

legal and
regulatory

investigations, including the
proposed litigation

statement for
inclusion

in the statutory accounts.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT,

BOARD AUDIT

COMMITTEE REPORT
Ensuring

reporting

integrity

and
an effective

controls

environment

Area of focus
Reporting

issue
Role of the Committee
Conclusion/action

taken
Fair, balanced and
understandable
reporting
(including

Country-by-
Country Reporting

and
Modern

Slavery
Statement)
In light

of the Board’s obligation
under the Code,

the Committee
assesses external

reporting to
ensure it is fair, balanced

and
understandable.
In addition

to this Annual Report and
associated year-end

reports, the
Committee

also reviewed the Group’s
quarterly

reports and the GFD’s
presentations to analysts.
The Committee

informed these
reviews by:
■ Consideration

of reports of the
Disclosure Committee

which
included

views on content,
accuracy and tone;
■ Direct

questioning

of management
including

the CEO and GFD on the
transparency and accuracy

of
disclosures;
■ Consideration

of management’s
response to letters issued by the
FRC;
■ Evaluation

of the output of the
Group’s internal

control
assessments and Sarbanes

-Oxley
s404 internal

control process;

and
■ Consideration

of the results of
management’s processes relating
to financial

reporting matters

and
to evidence

the representations
provided

to the external auditors.
The Committee

noted specifically that
whilst the disclosures regarding
IFRS9 met nearly

all the
recommendations from the

Enhanced
Disclosure Task

Force these were
still evolving.

The Committee
encouraged

management to continue
to enhance

the disclosure particularly
as the ability

to analyse

sensitivities
was developed.
Having evaluated

all of the available
information,

the assurances

by
management

and underlying
processes used to prepare the
published

financial information, the
Committee

concluded and advised
the Board that

the 2019

Annual
Report and financial

statements are
fair balanced

and understandable.
Going concern

and
long-term

viability
Barclays is required

to assess
whether it is appropriate

to prepare
the financial

statements on a going
concern basis and also, in
accordance

with the Code, Barclays
must provide a statement

of its
viability.
The Committee

considered both the
going

concern assumption and the
form and content

of the viability
statement

having regard to:
■ The

MTP and

WCR;
■ The

forecasted liquidity

and
funding

profile;
■ The

results of

stress tests based
on both internal

and regulatory
specified

assumptions as reviewed
by the Risk Committee;

and
■ Current risk and

strategy
disclosures.
The Committee

recommended to the
Board that the

financial statements
should be prepared

on a going
concern basis and that there were no
material

uncertainties

that may cast
significant

doubt on the Group’s
ability

to continue as

a going

concern.
The Committee

also agreed that the
appropriate

time frame for the viability
statement

continued to be three

years
and recommended

the viability
statement

to the Board for approval.

Barclays PLC

2019 Annual Report on Form 20-F

Area of focus
Reporting

issue
Role of the Committee
Conclusion/action

taken
Impairment
(refer to Note 7 to the
financial

statements)
Following

implementation of IFRS9,
ECLs

are modelled

using a range of
forecast economic

scenarios. The
key areas of judgement

include
setting the modelling

assumptions,
developing

the macroeconomic
scenarios and the

methodology for
weighting

them, establishing the
criteria

to determine significant
deterioration

in credit quality and the
application

of management
adjustments

to the modelled output.
As part of their

monitoring the
Committee

considered a number of
reports from management

on:
■ The

continued development and
embedding

of controls over the
internal

processes

supporting

the
ECL calculation

and related
assessment of SOx compliance
(including

by the external
auditors);
■ Model

changes and refinements to
the staging

criteria;
■ Regeneration

of the
macroeconomic

variables

and
associated weighting;
■ Adjustments

made to the

modelled
output

to reflect updated data and
known model

deficiencies;
■ Comparisons

betwe

en actual
experience

and forecast losses;
and
■ Single

name exposures.
Having considered

and scrutinised
the reports, the Committee

agreed
with management’s

conclusion that
the impairment

provision (including
specifically

the £150m for anticipated
economic

uncertainty in the UK) was
appropriate.
Going

forward the Committee also
agreed with

management that it
would be

appropriate to review the
frequency

of regenerating the
macroeconomic

scenarios.
Conduct provisions
(refer to Note 24 to the
financial

statements)
Barclays makes certain
assumptions and estimates,
analysis of which underpins
provisions made

for the costs of
customer redress, such as for PPI.
With a view to evaluating

adequacy of
the provision,

the Committee
analysed

the judgements and
estimates made

with regard to
Barclays’ provisioning

for PPI claims,
taking into

account:
■ Forecasts

and assumptions made
for PPI complaints;
■ Actual

claims levels and validity of
claims; and
■ Increased

levels of claims based
on the August 2019

time bar for
claims (including

claims from the
Official

Receiver).
In light

of information received, the
Committee

agreed with management
that the PPI provision

was

adequate
during

H1 2019 and did not

need to
be increased.

The PPI provision

was
increased in

Q3 2019 by £1.4bn

due
to the exceptionally

high volume of
claims received

in late August 2019
prior to the time

bar. The Committee
agreed with

this increase and that

the
level

of provision at the end of the
year was appropriate.
The Commit

tee also made
recommendations regarding

the
sensitivity disclosures.
Legal, competition
and

regulatory
provisions
(refer to Notes 24 and 26
to the financial
statements)
Barclays is engaged

in various
legal,

competition and regulatory
matters which may give

rise to
provisioning

based on the facts.
The level

of provisioning is subject
to management

judgement on the
basis of legal

advice and is,
therefore,

an area of focus for the
Committee.
Evaluated

advice on the status of
current legal,

competition and
regulatory

matters and assessed
management’s judgements

on the
levels of provisions to be taken and
accompanying

disclosure.
The Committee

discussed provisions
and utilisation

and having reviewed
the information

available to determine
what was both probable

and could be
reliably

estimated, the Committee
agreed that

the level of provision at
the year-end was appropriate.

The
Committee

also considered that the
disclosures made

provided the
appropriate

information for investors
regarding

the legal, comp

etition and
regulatory

matters being addressed
by the Group.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT,

BOARD AUDIT

COMMITTEE REPORT
Ensuring

reporting

integrity

and
an effective

controls

environment

Area of focus
Reporting

issue
Role of the Committee
Conclusion/action

taken
Valuations
(refer to Notes 13 to 17 to
the financial

statements)
Barclays exercises judgement

in the
valuation

and disclosure of financial
instruments, derivative

assets

and
certain

portfolios, particularly where
quoted

market prices are not
available.
The Committee:
■ Evaluated

reports from the Group
Financial

Controller;
■ Monitored

the valuation methods
applied

by management requiring
significant

judgement such as

the
ESHLA portfolio;

and
■ Reviewed

the restructuring of the
long

-dated derivative portfolio
which had

previously

given rise to
a significant

valuation disparity
with the counterparty.
The Committee

noted that there were
no new significant

valuation
judgements

at the end of the year.
The Committee

was

satisfied with the
accounting

treatment on an amortised
cost basis of the investments now
held

as

a result of the restructuring

of
the long

-dated derivative portfolio.
The Committee

was

also satisfied
that the day one

valuation ascribed to
resultant instruments

was

appropria

te
by reference both

to the existing
valuation

methodology and the
ongoing

profitability of the instruments
now held.
Tax
(refer to Note 9 to the
financial

statements)
Barclays is subject to taxation

in a
number

of jurisdictions globally

and
makes judgements

with regard to
provisioning

for tax at risk,

and on
the recognition

and measurement of
deferred tax assets.
The Committee

is responsible for
considering

the Group’s tax

strategy
and overseeing

compliance with the
Group’s Tax

Code of Conduct.

In this
regard the Committee

received
reports from the Tax

Management
Oversight Committee

and in particular
considered

the utilisation of the
Luxembourg

tax losses

and revised
US holding

company structure.
The Committee

reviewed the
appropriateness of provisions made
for uncertain

tax positions, including
the retrospective

de-grouping of
certain entities from the

UK VAT
group.
The Committee

also confirmed that
the estimates and

assumptions used
in assessing the recoverability

of
deferred tax assets were supported
by the MTP.
The Committee

was

satisfied that
specific strategies were in line

with
the Group’s Tax

Code of Conduct

and
on behalf

of the Board approved the
UK Tax

Strategy statement

published
as part of the Country-by-Country
Report.
The Committee

noted that the
uncertain

tax positions covered a
diverse range of issues and as a
consequence

agreed with
management’s view that

there was
not a significant

risk

of a material
adjustment

during the next year.
The Committee

was

also satisfied
that deferred

tax assets

recognition
was appropriate.

Barclays PLC

2019 Annual Report on Form 20-F

Area of focus
Reporting

issue
Role of the Committee
Conclusion/action

taken
Internal

controls
and

business
control environment
Read more about
Barclays’ internal

control
and risk management
processes on page

s

37
to 38.
The effectiveness of the overall
control

environment,

including the
status of any significant

control
issues and the progress of specific
remediation

plans.

The Committee:
■ Evaluated

and tracked the status
of the most significant

control
issues through

regular reports
from the Chief

Controls Officer,
including

updates on lessons
learned

and assessment

against
the Controls Maturity

Model. The
Committee

also received
independent

evaluations

from BIA
and external

auditors;
■ Evaluated

the status of specific
significant

control Hot Spots,
specifically;

transaction
operations,

cyber, treasury and
capital

liquidity risk

reporting

and
model

risk

(control framework and
model

reporting);
■ Scrutinised

reports from individual
businesses and functions on their
control

environment

and focused
on the progress relating

to
remediation

areas; and
■ Monitored

CASS updates and
associated remediation

activities.
At its next meeting,

the Committee
will

receive feedback from the Chief
Controls Office

on the 2019

RCSA
process, which will

help inform the
Committee’s overall

assessment

of
the Group’s control environment.

The
Committee

also received preliminary
feedback from the

Chief Controls
Officer on the

2019 RCSA process
which helped

inform the Committee’s
overall

assessment

of the Group’s
control environment.
Throughout

2019, the Committee
has:
■ Monitored

progress

of BICEP
against completion.

At the end of
2019, the

Committee noted that
BICEP was on target for
completion

by March 2020;
■ Monitored

key

control issues
through

a series

of deep

dives and
scrutinised the pathway

to ‘Return
to Satisfactory’ in respect of
internal

controls operated by the
various functions

and businesses;
■ Recommended

enhancements

to
the RCSA review process,
including

streamlining review
through

integration with the
internal

control process

review;
and
■ Enhanced

monitoring of liquidity
risk remediation

actions

relating

to
buffer increases, following

an
increase in regulatory

technical
breaches.
Raising concerns
The adequacy

of the Group’s
arrangements

to allow employees to
raise concerns in confidence

and
anonymously

without fear of
retaliation,

and the outcomes of

any
substantiated

cases.
The Committee:
■ Has

overseen the embedding

of a
new centralised

team to manage
concerns raised; and
■ Received

reports from
management

and monitored
whistleblowing

metrics and
retaliation

reports.
The Committee

received two in

-depth
semi-annual

reports on
whistleblowing

from management. At
year-end the Co

mmittee noted the
recent ‘Satisfactory’ rating

by BIA of
the audit

of the centralised team and
considered

that the whistleblowing
programme

generally met with best
practice

as

identified

by the PRA.
However the Committee

encouraged
the team

to consider how interaction
with whistleblowers might

be further
enhanced

to improve their experience
with the process. In addition

the
Committee

stressed

the importance
of ensuring the time

taken to
investigate

concerns

robustly was

as
short as possible in order to mini

mise
the potential

stress

for all concerned.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT,

BOARD AUDIT

COMMITTEE REPORT
Ensuring

reporting

integrity

and
an effective

controls

environment

Area of focus
Reporting

issue
Role of the Committee
Conclusion/action

taken
Internal

audit
The performance

of BIA and
delivery

of the internal audit plan,
including

scope of work

performed,
the level

of resources,

and the
methodology

and coverage of the
internal

audit plan.
The Committee

has:
■ Scrutinised

and agreed internal
audit

plans, methodology and
deliverables for 2020

including
assessing internal

audit resources
and hiring

levels, and any impacts
on the audit

plan;
■ Tracked

the levels of
unsatisfactory audits,

and
monitored

related remediation
plans;
■ Considered

the recommendation
for the appointment

of the Chief
Internal

Auditor;
■ Discussed

BIA’s approach

to data
analytics;
■ Discussed

BIA’s assessment of
the management

control approach
and control

environment in
BBUKPLC, BBPLC

and the
functions;

and
■ Evaluated

the outcomes from
BIA’s annual

self-assessment.
At year-end the Committee

approved
the 2020

Audit Plan detailing the
number

of audits and areas of focus,
and was satisfied with the

level of
resource to be allocated.
In particular.

the Committee has
scrutinised:
■ The

appointment of the

new Chief
Internal

Auditor;
■ Internal

audit resource and the
ability

of BIA to support the 2020
Audit

Plan; and
■ BIA’s

assessment of the overall
control environment.
External audit
The work and performance

of
KPMG.
The Committee:
■ Met

with key members of the
KPMG audit

team to discuss

the
2019 audit

plan and KMPG’s
areas of focus;
■ Assessed regular

reports from
KPMG on the

progress

of the
2019 audit

and any material
accounting

and control issues
identified;
■ Discussed

KPMG’s feedback on
Barclays’ critical

accounting
estimates and judgements;
■ Discussed

KPMG’s draft report on
certain

control areas and the
control

environment

ahead of the
2019 year end;

and
■ considered

the draft SOx control
report and the draft

audit

opinion.
The Committee

approved the audit
plan

and the main

areas

of focus.
Read more about

the Committee’s
role in assessing the performance,
effectiveness and independence

of
the external

auditor below.

Barclays PLC

2019 Annual Report on Form 20-F

External auditor
Following

an external audit tender in 2015,
KPMG was appointed

as

Barclays’

statutory
auditor

with effect from the 2017 financial year.
Michelle

Hinchliffe of KPMG is the Senior
Statutory

Auditor and was appointed to this
role with effect

for the 2018 financial year.

Assessing external auditor
effectiveness, objectivity and
independence and non-audit
services
The Committee

is responsible for assessing
the effectiveness, objectivity

and independence
of the Group

’s

auditor,

KPMG. This
responsibility

was

discharged

throughout the
year at formal Committee

meetings, during
private mee

tings

with KPMG,

and through
discussions with key executive

stakeholders. In
addition

to the matters noted above, the
Committee

also:

■

Approved

the terms of the audit
engagement

letter and associated fees,
on behalf

of the Board;
■

Discussed and agreed

revisions to the
Group policy

on the
Provision of Services
by the Group Statutory

Auditor
(the Policy)
and regularly

analysed reports

from
management

on the non-audit services
provided

to Barclays;

■

Evaluated

and approved revisions to

the
Group policy

on
Employment of
Employees or Workers from the Statutory
Auditor and ensured compliance with the
policy

by regularly assessing

reports from
management

detailing any appointments
made;

The Committee
considered

that
KPMG

maintained

its
independence

and
objectivity, and

that
the audit

process
was effective.
■

Was briefed

by KPMG on critical
accounting

judgements and estimates and
internal

controls over financial reporting;
■

Considered the

formal report from the
Public

Company Audit Oversight Board on
their review of KPMG

’s

audit

of the 2017
financial

statements

and the consequential
revisions made by KPMG

to their audits for
both the 2018

and 2019 financial
statements. These were in lin

e

with the
provisional

results reported last year; and

■

Assessed any potential

threats

to
independence

that were self-identified and
reported by KPMG.

The Committee

is aware that the FRC

has also
reviewed

certain

aspects of

KPMG

’s

audit

of
the 2018

fina

ncial

statements although its
report is not yet available.

KPMG has informed
the Committee

of areas for

improvement

which
are likely to be reported

by the FRC

and how
these matters have been

addressed in the
2019 audit.

Based on its understanding to date,
the Committee

believes

that KPMG

’s

audit
work should provide

reasonable assurance that
the financial

statements are free of material
misstatement.

KPMG

’s

performance,

independence and
objectivity

during 2019 were also formally
assessed at the beginning

of 2020 by way of a
questionnaire

completed by key

stakeholders
across the Group, including

the chairs of the
BBUKPLC, Barclays US LLC and Barclays
Bank Ireland

PLC audit committees. The
questionnaire

was

designed

to evaluate
KPMG

’s

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

the result of all of the
above,

the Committee

considered that KPMG
maintained

its independence and objectivity
and that the

audit process was

effective.

Non-audit services
In order to safeguard the auditor

’s
independence

and objectivity, Barclays has in
place

a policy

setting out the circumstances in
which the auditor

may be engaged to provide
services other than those covered

by the
Group audit.

The Policy applies to all Barclays’
subsidiaries and other

material entities over
which Barcla

ys

has significant

influence. The
core principle

of the Policy is that non

-audit
services (other than those legally

required to
be carried out by the Group

’s

auditor)

should
only be performed

by the auditor in certain
controlled

circumstances. The Policy sets

out
those types of services that are strictly
prohibited

and those that are allowable in
principle.

Any service types that do not fall
within

either list are considered by the
Committee

Chair on a case-by-case basis,
supported by a risk assessment provided

by
management.

A summary of the Policy can be
found at
home.barclays/who

-we-are/our-
governance/auditor

-independence
.

The P

olicy

is reviewed on an annual basis

to
ensure that it is fit for purpose, and

that it
reflects applicable

rules

and guidelines

.

The P

olicy

is also aligned with KPMG’s

own
internal

policy on non-audit services for

FTSE
350 companies

which broadly restricts non-
audit

work

to services that are ‘closely

related

’
to the audit.

Any changes to the Policy

are approved at a
Group level

by the Committee. This is

in
accordance

with European Union law and

FRC
guidance,

pursuant to which audit committees
of Public

Interest Entities (such

as Barclays)
are required

to approve non

-audit services
provided

by their auditors to such

entities,

and
subsidiary Public

Interest Entities in the UK –
such as BBUKPLC and BBPLC

– can rely on
the approval

of non

-audit services

by the
ultimate

parent’s

audit

committee. It should be
noted that

audit services, and the fee cap, will
also be monitored

by the rele

vant audit
committee,

as

appropriate.

Under the Policy

the Committee has pre-
approved

all allowable services for which fees
are less than £100,000.

However, all proposed
work, regardless of the fees, must be
sponsored by a senior executive

and recorded
on a centralised

online system, with a detailed
explanation

of the clear commercial benefit
arising from engaging

the auditor over other
potential

service providers. The audit
engagement

partner must also confirm that the
engagement

has been approved in accordance
with the auditor

’s

own internal

ethical
standards and does not pose any threat to the
auditor

’s

independence

or objectivity.

All
requests to engage

the auditor are assessed
by independent

management before work can
commence.

Requests

for allowable

service
types in respect of which the fees are expected
to meet or exceed

the above

threshold must

be
approved

by the Chair of the Committee before
work is permitted

to begin. Services where the
fees are expected

to be £250,000 or higher
must be approved

by the Committee as a
whole.

All expenses and disbursements must
be included

in the fees calculation.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT:

BOARD

AUDIT COMMITTEE

REPORT

Ensuring

reporting

integrity

and
an effective

controls

environment

During 2019,

all engagements where expected
fees met or exceeded

the above threshold
were evaluated

by either the Committee Chair
or the Committee

as

a whole who, before
confirming

any approval, assured themselves
that there was justifiable

reason for engaging
the auditor

and that its independence and
objectivity

would not be threatened. No
requests to use KPMG were declined

by the
Committee

in 2019 (2018: none). On a
quarterly

basis, the Committee

reviewed
details

of individually

approved and pre-
approved

services

undertaken by KPMG

in
order to satisfy itself that they

posed no risk
to independence,

either in isolation or on an
aggregated

basis.

For the purposes of the Policy,

the Comm

ittee
has determined

that any pre-approved service
of a value of under

£50,000 is to be regarded
as trivial

in terms of its impact on Barclays’
financial

statements

and requires the Group
Financial

Controller to specifically review and
confirm

to the Commi

ttee that any pre-
approved

service with a value of £50,000-
£100,000

may be regarded as

such. The
Committee

undertook a review of pre-approved
services at its meeting

in December 2019 and
satisfied itself

that such pre-approved

services
were trivial

in the context of their impact

on the
financial

statements.

The fees payable

to KPMG for the year ended
31 December

2019 amounted to £56m, of
which £11m

(2018: £11m) was payable

in
respect of non

-audit services. A

breakdown of
the fees payable

to the auditor for statutory
audit

and non

-audit work

can be found

in Note
40.

Of the £11m

of non-audit services provided
by KPMG during

2019, the significant
categories of engagement,

i.e. services where
the fees amounted

to more than £500,000,
included:

■

Audit

-related services: services

in
connection

with CASS audits;

■

Other services in connection

with
regulatory,

compliance and internal control
reports and audit

procedures, required by
law or regulation

to be provided by the
statutory auditor;

and

■

Other attest and assurance services, such
as ongoing

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

the Group

’s

statutory auditor

at
the conclusion

of the 2016 audit.

Barclays is in compliance

with the
requirements of The

Statutory Audit Services
for Large Companies Market Investigation
(Mandatory

Use

of Competitive

Tender
Processes and Audit

Committee
Responsibilities) Order 2014,

which relates to
the frequency

and governance of tenders for
the appointment

of the external auditor and the
setting of a policy

on the provision

of non-audit
services.

Provided

that KPMG continue to maintain their
independence

and objectivity, and the
Committee

remains satisfied with their
performance,

the Group has no intention of
appointing

an alternative external auditor
before the

end of the current required

period of
10 years.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT:

BOARD

NOMINATIONS

COMMITTEE REPORT
Delivering

effectiveness

An effective Board is a cohesive Board that provides
informed and constructive support and challenge to
the management team. This is vital to the generation
of increased and sustainable stakeholder value.

Achieving

this – through its focus on the
composition

of the Board, its Committees
and the ExCo, and

by ensuring a pipeline of
succession to these and other

senior
management

key

roles – is the main role

of the
Nominations

Committee.
Delivering

effectiveness is

not however just
about the

continuous task of

evolving

the
composition

of the Board, a Committee or the
ExCo to ensure that each

is diverse and well
balanced

with the right mix of talent, skills and
experience

(illustrated below). As important
is how the Board operates – the quality
of its agenda

and its engagement with
management,

of the papers and presentations
it considers and of the rigour of its
discussions. The effectiveness of the Board
was enhanced

in 2019 through revisi

ons
to the Board engagement

process

with an
intensive

focus on the preparation of our
Board papers, the delivery

of targeted training
sessions to the Board and

our new programme
of prioritised

deep dives discussed

on page 10

.
Much was done

in 2019

on all of these fronts,
and there is more to do.
The Committee

comprises

solely Non-
Executive

Directors and is chaired by
our Group Chairman.

Details

on Committee
membership

and attendance are set out on this
page.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT,

BOARD NOMINATIONS

COMMITTEE

REPORT
Delivering

effectiveness

Principal activities
The Committee

’s

allocation

of time and
the principal

activities during the year
under review are set out on page

s

20 to 22.

Board composition
With the restructuring

of Barclays largely
complete,

and a new Chairman in place,
the Nominations Committee

recognised that
balancing

the existing skills

on the Board with
further banking

and technology experience
would enhance

its ability to provide informed
and constructive

challenge to management,
and therefore

its effectiveness.

Building

on the work

of the Committee
under previous Chairman

John McFarlane,
the Committee

analysed the skills and
experience

on the Board against those
required

to drive forward the execution of
the Group

’s

strategy and

the performance

of
the business. The

Committee concluded that
the Board must now include

more Directors
with experience

in technology,

retail banking
and wholesale

banking. Capturing the clear
benefits

of greater diversity of background and
opinion

was

also recognised

as

a top priority.
The Committee

also concluded that to be more
effective

the Board would need to be smaller.

The Board

was delighted
to announce

the
appointment

of Dr. El-
Erian, Ms

Fitzpatrick

and
Dr. Gilvary as

Non-
Executive

Directors.
Each will

make a
significant

contribution

to
the effectiveness

of the
Board.
Working alongside

independent external
search firms Egon Zehnder

and Spencer
Stuart, neither

of which has any connection
to Barclays or any of the Directors other than to
assist with searches for executive

and non-
executive

talent, the Committee set rigorous
criteria

for the roles it was seeking to fill, both
in terms of technical

capabilities and
cultural/style

attributes,

and conducted
extensive search and selection

processes.
Open advertising

for Board positions was

not
used this year.

The Board

was

delighted

to announce the
appointment

in September 2019 of two new
Non-Executive

Directors,

Dawn Fitzpatrick
and Mohamed

A. El-Erian, and is

confident that
each will

make a very significant contribution to
the effectiveness of the Board.

Their respective
skills and experience

are set

out in their
biographies

on page 3

.

Since the year end, the
Board has announced

the appointment of Brian
Gilva

ry. The Committee

’s

focus now is on
securing a further Non-Executive

Director with
outstanding

retail banking and technology
experience

to join the Board, with the benefits
of diversity remaining

a key

consideration.

The Committee

has also made progress
against its goal

of delivering a smaller Board –
a reduction

in membership during 2019 from
15 to 11, going

up to 12 with the appointment
of Dawn Fitzpatrick. On 1 January 2020,
Mohamed

A. El-Erian joined the Board and
Matthew

Lester stepped down, as announced
on 16 December

2019. Brian Gilvary joined
the Board on 1 February 2020.

Executive

succession
Executive

succession is

a key consideration
and during

the year, the Committee closely
monitored

the status and progress of Barclays’
strategies for attracting

and retaining the
best talent.

The Committee

played an important role in the
management

changes at ExCo level which
took place

in March 2019. It recognised the
significant

strategic an

d

operational benefits of:

■

Elevating

to the ExCo the heads of key
businesses within

the CIB; and

■

Aligning

the Group’s

global

consumer
banking

and payments business under a
newly created

ExCo role of Global Head of
Consumer Banking

and Payments.

You

can read more about

these and the other
management

changes on page 6.
Simplification of

governance
The Board

is already a little smaller than it was,
and with the

support of our regulators we have
simplified

the multi-tier structure

at the top of
the organisation

by bringing about a much
greater overlap

between the Board and the
board of BBPLC.

We expect

this to produce
more cohesive

and efficient

governance, and
to enhance

oversight by and accountability to
the Board of this key part of our business.

Diversity
At the end of 2019

we had met our 2020 Board
gender diversity

target of 33%. Although recent
appointments

took us to 31% we

are
committed

to continuing to bring the very best,
diverse talent

we can attract to the Board.

Alongside

the Board, the Committee continues
to champion

the benefits of diversity – be it
religious,

ethnic or gender diversity or diversity
of social backgrounds or cognative

and
personal strengths – at Board,

Committee and
senior management

level. In pursuit of this, the
Committee

is monitoring and supporting the
Group’s

focus on accelerated

development of
the female

talent pipeline, with the aim of
moving

more female talent into the ‘Ready
Now’ succession positions. The

mechanisms
being

used Group-wide to achieve this include:

■

Identifying

female talent;
■

Providing

leadership and mentoring
programmes;

and
■

Launching

‘Aspire’

– a programme used
to fast track the development

of high
potential

Vice Presidents to Director
(of which the majority

in the programme
are female).

Successful leadership

and governance
comes from different

experiences and
perspectives, not just one point

of view.
Our commitment

is to attract and retain a broad
based pool

of talent – not a particular type of
person – and the

Board Diversity Policy and
the Committee

terms of reference support this.
Both are available

at
home.barclays/corpo

rate governance
.

For additional

information on diversity and
inclusion,

our Diversity Policy and data on the
percentage

of females in senior management
positions, please

see pages 28 and 31
respectively

of the Strategic Report

available at
home.barclays/annualreport .

Barclays PLC

2019 Annual Report on Form 20-F

Committee

responsibilities

Ensuring the

right individuals
are appointed

– in

line with
suitability criteria

– who

can
discharge the

duties and
responsibilities of

directors.
Effective

Exco, Board and
Committee composition,

through
focus on

appointment and
succession based

on merit

and

skill,
through

a diversity

lens.
Leading

candidate search

and
identification.
Regular

review of

succession
planning

and

recommendations

for
key executive

and

non-executive
roles.
Monitoring of

time commitments

for
incoming and

existing Directors

to
ensure

sufficient time for

effective
discharge of

duties.
Monitoring compliance

against
corporate

governance

guidelines
and

the Diversity

Policy, including
yearly review

and
any recommendations

for
enhancements.
Ensuring compliance

by the Board
with legal

and

regulatory
requirements.
Individual

Director, Board
and

Committee effectiveness
reviews

and

implementing
any required

actions.
Considering

and

authorising,
subject to ratification

by the

Board,
any conflicts of

interest.

Principal activities

Approval

of re-allocation of management positions and reporting
lines following

the reorganisation of the Group’s consumer banking
and payments

business.

Approval

of key

executive

appointments including the Global Head
of Markets.

Consideration

and approval of new Group Chief Operating Officer
and CEO of BX, allowing

the current role holder (Paul Compton) to
focus on the role

of BBPLC President.

Candidate

evaluation for both executive and non-executive current
and future

roles including

review of core skills

and (for internal
candidates) scrutiny of internal

feedback.
Review of the balance

of skills

and diversity on

the Board, and
leading

the search and recruitment process

(including

conflict
analysis) for candidates

with relevant banking

and technology
experience.

The Committee utilised external search consultants
Egon Zehnder

and Spencer Stuart to facilitate the targeted external
search processes based on agreed and

reviewed criteria.

Directors’ tenure and

effectiveness review, and identifying
candidates for re-election.

Approval

of the appointment of Ms Schueneman to the
Nominations

Committee.

Analysed ExCo composition

and succession

planning

for strengths
and weaknesses, focussing on increasing

diversity.

Reviewed
‘Ready Now’ successors for key roles such as Group Chief

Risk
Officer,

Group Human

Resources

Director and Group

Chief
Compliance

Officer and suggested external market mapping for
any roles where a lack of a strong pipeline

was

identified.

Reviewed

recommendations and suggested improvements arising
from the 2018

Board Effectiveness

Review.

Approved

that the 2019 Effectiveness Review be conducted
internally,

led by the SID with support from the Company Secretary
and Nominations

Committee oversight.

Approved

further enhancements to Director training through deep
dive Director training

sessions.

Review and approval

of the composition of the Board Committees.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT:

BOARD

NOMINATIONS

COMMITTEE REPORT
Delivering

effectiveness

Review of

Board, Committee

and
individual Director effectiveness

Progress against 2018

Board
effectiveness

review

The 2018

externally

-facilitated

effectiveness
review outlined

the following key
recommendations:

■ Board size and composition: The 2018
review highlighted

that the Board, at 15
members, was large

relative to peers and
suggested that a Board of 10 to12
members is optimal,

with 8 to 10 Non-
Executive

Directors, provided that diversity,
succession planning

and skills mix criteria
continue

to be

met.

2019:
The size of the Board

was

reduced
to 11 (post AGM) and

is currently 13.
The Committee

believes that the size of the
Board is now more appropriate,

with more
work to do to reduce it further

in size, and
that its effectiveness, and

the balance of
skills, experience

and diversity on the
Board, have

been enhanced

during 2019.

■ Culture, purpose and values: The 2018
review recommended

that the Board
ensure that the Company’s purpose and
values are fully

aligned with its culture
and that all

Directors

lead

by example
and promote

the desired culture.

2019:
Deep dives have been

held by the
Board covering

purpose, values and culture
and considerable

progress

has been made
in relation

to these recommendations.

■ Director training and development:
The 2018

review recommended that
enhanced

training be provided for Board
members and senior executives on

UK
corporate governance,

and that refresher
training

sessions

and more opportunities

for
site visits be made available.

2019:
Training

on UK corporate
governance

has been delivered in 2019
to Non-Executive

Directors and to key
executives,

and a new programme

of
training

sessions

for Directors has been
implemented,

with sessions

held

to date
focusing on technical

aspects of

some
of the more complex

areas

of the business,
in particular

within the CIB. Opportunities
for site visits in the US and the

UK have
been made

available to all Board members.

■ Board objectives: The 2018 review
recommended

that to enable the Board
to spend more time

on longer

-term
and strategic issues a short set of annual
objectives would

help to bring focus
to key issues and would

result in papers
and meetings being

more effective.
2019:
Through

the programme of deep dives,
which covers a rolling

18-month period and
reflects the Board’s key priorities

and
objectives, and

through the effort

to address
the deep

dive topics effectively in

the papers

to
the Board, the

Committee believes that this
recommendation

has, in substance,
been addressed. Time

is now devoted
to strategy and strategic issues at every
meeting

of the Board, rather than once a year.

2019

Board

effectiveness

review

The 2019

Board effectiveness

review was
conducted

internally, in line

with the Code, and
was led

by the SID with support from the
Company

Secretary.

The review followed a
structured interview

process

with Board
members, senior management

and other
stakeholders, including

our auditors,

building
on the last year’s externally

facilitated review.

The review

is an important part of the way
Barclays monitors a

nd improves Board
performance

and effectiveness; maximising
strengths and highlighting

areas for further
development.

Feedback indicated

that recent changes

in the
composition

of the Board have made it more
effective,

with the new mix of skills and
experi

ence enhancing the quality of
discussion.

Board members commented

that meetings are
characterised

by constructive dialogue on
strategic issues, and healthy

challenge in an
open and

collegiate environment. The quality
of management’s input

to Board meetings

is
felt to have

improved,

in part as

a result of
more active

Board engagement

in shaping
materials

for debate.

The induction

of the new Chairman has been
effective,

enabling him to quickly understand
the organisation

and provide effective
challenge

and a strong

platform for inclusive
debate.

The integration

of BBPLC and BPLC board
meetings

is viewed as efficient, whilst still
enabling

the appropriate focus on matters
relevant

to each entity.

Recommendations
■ The

breadth

and complexity of some issues
may necessitate a deeper

discussion than
is currently possible

in Board meetings.
Consideration

will be given to the best way
to achieve

this without significantly
increasing

demands on the Board’s time;

■ As Barclays, and

the wider industry,
becomes incr

easingly more digital, there
may be benefit

to adding greater
technology

expertise to the Board. This
could

be achieved

either through greater
external

input, or by looking to expand or
adjust Board membership;
■ There

may also be opportunities to
increase

the input

to the Board from outside
Barclays on a wider range of issues,
thereby further

strengthening decision-
making and

ensuring that Board members
have the fullest understanding

of the
context for their

decisions; and

■ Barclays should

ensure that its ongoing,
structured approach

to workforce
engagement

includes

appropriate
opportunities for Board members to engage
directly

with employees, to help the Board
take the issues of interest to employees
into acc

ount in decision

-making.

Review

of Nominations
Committee effectiveness
The performance

of the Committee was
assessed internally

in

line with the approach
adopted

for all Board Committees in 2019. The
process involved

completion of a tailored
questionnaire

by Committee members and
standing

attendees.

The results confirm

that the Committee is
operating

effectively. This year’s

review
highlights that

the Committee

continues

to be
well constituted

and that the role and
responsibilities

of the Committee are clear and
well understood.

The Committee’s interaction
with the Board,

Board Committees and senior
management

is considered effective. In
particular,

this

year’s

review noted

the positive
steps which had

been taken to address
feedback from the

previous review on ensuring
the same flow of infor

mation is received by all
Non-Executive

Directors

in relation

to
discussions and decisions made

by the
Committee.

The review

also noted that the Committee may
benefit

from a more formalised meeting
schedule.

It was

acknowledged

that due to the
nature of the Committee’s roles and
responsibilities

this is

not always possible, but
further consideration

will be given to this
during

the year.

In response to a request to provide

feedback
on interaction

with subsidiary committees, the
review noted

that interaction with the
BBUKPLC nominations committee

had been
effective.

Following the consolidation of the
membership

of the Committee with the BBPLC
nominations

committee,

coverage of BBPLC
matters within

concurrent meetings was
considered

adequate, noting that

it will benefit
from further embedment.

Barclays PLC

2019 Annual Report on Form 20-F

Review

of the effectiveness

of other
Committees
In addit

ion to reviewing its own effectiveness,
the Committee

also reviewed the outcomes
of the effectiveness reviews conducted

by the
Audit,

Remuneration and Risk Committees
which had

also been conducted by way of
tailored

questionnaire. You can read about
those reviews in the individual

Committee
reports elsewhere in

this Governance

Report.

Following

consideration of the findings of the
2019 Board

and Board Committee
effectiveness reviews, the Directors remain
satisfied that the

Board and each of the Board
Committees are operating

effectively.

Individual

Director Effectiveness
All Directors in office

at the end of 2019 (with
the exception

of Matthew Lester who stepped
down on 1 January 2020)

were subject to an
individual

effectiveness

review. The

Chairman
and the SID considered

each Director’s
individual

contribution to the Company as
well as any feedback received

as

part of the
broader Board

and Committee

effectiveness
review. The

reviews were conducted by the
Chairman

and the Chairman’s review was
conducte

d

by the SID. The Committee also
reviewed

the independence of the Directors,
and in the

cases of Tim Breedon,

Mike Ashley
and Crawford Gillies,

all of whom have

served
(or will

have by the time of the 2020 AGM) on
the Board for more than

six years,

their
independence

was

subjected

to a more
rigorous review as required

by the Code.

Based on these reviews and the additional
review in respect of Mr. Staley

described
below

,

the Board accepted the view of the
Committee

that each Director proposed for
election

or

re-election

at the 2020 AGM
continues

to be effective,

and contributes to
the Company’s long

-term sustainable success.

Director effectiveness

assessment:
disclosure of

regulatory

investigation
In accordance

with the Code,

all of the current
Directors of the Company

will be submitting
themselves for election

or re-election at the
2020 AGM

to be held

on 7 May 2020, and will
be unanimously

recommended by the Board
for election

or re-election as

app

ropriate.

Further information

in this regard will be set
out in the Notice

of Meeting which will be
published

in due course.

In deciding

whether to recommend Jes Staley
for re-election,

the Board has carried out its
usual formal

and rigorous performance
assessment, which it does in respect of the
effectiveness of each of the Directors.

As part
of its determination

in respect of Mr. Staley,
the Board has had regard to media

reports

in
the past 6 months that

have highlighted
historical

links

between

Mr. Staley

and Jeffrey
Epstein.

As has been widely

reported, earlier in his
career Mr. Staley

developed a professional
relationship

with Mr. Epstein.

In the summer
of 2019, in

light of the renewed media interest
in the relationship,

Mr. Staley volunteered an

d
gave to certain

executives, and the Chairman,
an explanation

of his relationship with Mr.
Epstein.

Mr. Staley

also confirmed to the
Board that he

has had no contact whatsoever
with Mr. Epstein

at any time

since taking up his
role as Barclays Group CEO in

December
2015.

The relationship

between Mr. Staley

and Mr.
Epstein was the subject

of an enquiry from the
Financial

Conduct Authority (FCA),

to which
the Company

responded.

The FCA and the
Prudential

Regulation Authority subsequently
commenced

an investigation, which is
ongoing,

into Mr. Staley's characterisation to
the Company

of his relationship with Mr.
Epstein and

the subsequent description of that
relationship

in the Company’s response

to the
FCA.

Based on a review, conducted

with the support
of external

counsel, of the

information
available

to us

and representations made

by
Mr. Staley,

the Board (the Executive Directors
having

been recused) believes that Mr. Staley
has been sufficiently

transparent with the
Company

as

regards the nature

and extent

of
his relationship

with Mr. Epstein.

Accordingly,
Mr. Staley

retains the full confidence of the
Board, and

is being unanimously
recommended

for re-election at the 2020
AGM.

The Board

will continue to cooperate fully with
the regulatory

investigation, and will provide a
further update

as

and when it is appropriate

to
do so.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT,

BOARD RISK

COMMITTEE

REPORT

Effective

risk management:
designed

to identify, assess
and control

our risks

As a British universal bank, Barclays is subject to a variety of financial, operational, legal and conduct risks.

Dear Fellow

Shareholders
During 2019,

the Committee maintained its
focus on the potential

impact of macro-
economic

developments and market volatility
on the risk profile

of the Group. These issues
remain

challenging and we continue to work
with management

to position the Group
conservatively

in response to a heightened risk
environment.

UK risks were the subject of particular
attention

due to the economic uncertainty
arising from the

planned withdrawal from the
EU. The October

2019 withdrawal agreement
and the subsequent

General Election

result
have reduced

political uncertainty significantly
but the future

trading relationship with

the EU
is yet to be agreed.

Given the

tight timetable
and the potential

economic consequences this
remains a significant

area of risk.

The
Committee

has also been active in ensuring
the operational

resilience of the Group should
the UK leave the

EU without reaching an
agreement

on the future trading relationship.

We have continued

to encourage management
to manage

consumer and corporate credit
exposure in the UK in a cautious

man

ner and
this has helped

the Group to limit losses

and
avoid

a number of the

high profile corporate
failures seen during

2019.

Other key risks with potential

for wider
contagion

include those related to the
US economy

where underlying economic
performance

remains

robust but growth
has slowed and consumer and

corporate
indebtedness is high and

growing. Political and
trade tensions, notably

with China and Europe,
have increased

and present a threat to growth
globally.

Despite the strength of the US economy

in
2019, the

Committee remains focused on the
credit quality

of our consumer and corporate
lending

portfolios. In particular, the US credit
cards strategy was reviewed and

the
Committee

supported a continued steady
transition

to a higher quality book and l

ower-
risk new business mix.
The Committee

has also considered the
ageing

of the credit cycle
  and rising
recessionary risks in our major

markets. In the
second half of 2019,

central banks

undertook
synchronised rate cuts and other

monetary
easing measures, with the Federal

Reserve
Bank reversing its 2018 rate increases in the
face of moderate

inflationary pressure

and a
weaker growth outlook.

This has supported
asset markets but increased

the margin
pressures on banks from very low or negative
interest rate

s,

whilst also presenting
operational

challenges. Policy tools available
to central banks to deal with

further economic
weakness are limited

and with abundant
liquidity

influencing risk-pricing in financial
markets, the potential

exists

for extreme
market moves to occur, not

least in response
to policy

errors.

These risks are actively
managed

and the Committee maintains
regular oversight

of the overall risk

profile

of
the Group’s balance

sheet and actions taken.
The ongoing

focus

on book quality is
evidence

d

by another positive impairment
performance

this

year.

The Committee

again reviewed in detail with
management

the
Group’s leveraged finance
business
in light

of continued concerns
regarding

reduced market liquidity, particularly
for larger transactions, lower quality

issues
and more aggressive structures. The

balance
of risk and reward in this market continues to
be acceptable

and underwriting losses

in the
year were modest. However management

was
encouraged

to remain particularly vigilant to
these trends.

Barclays’ strategy includes some expansion

of
structured credit exposures and an enhanced
control

framework has

been established

to
control

exposures and to ensure they are in
line

with strategy in both scale and type.

The Committee

also took on responsibility for
Conduct risk
following

the dissolution of the
Board Reputation

Committee in September.
The role

of the Committee is to oversee the
management

of regulatory risk

and challenge
the business to continue

to deliver fair
outcomes for customers. We have welcomed
the opportunity

to achieve further alignment in
the consideration

of both financial and non-
financial

risks.

In addition

to focusing on the
Conduct risk profile

of our core businesses,
the Committee

has identi

fied a number

of key
conduct

themes requiring active management.
Finally,

the Committee reviewed the significant
enhancements

the Group has made in its
approach

to the management of the
risks

of
climate

change
. Both physical and transition
risks across al

l

portfolios were considered in
the context

of a severe but plausible climate
stress. This analysis will

support the Group’s
response to the forthcoming

Bank of England
(BoE) industry-wide stress test. This progress
was welcomed

whilst acknowledging the need
for risk management

practices generally to
evolve

further across the whole industry in
respect of climate

change risk.

Operational risk
During the year,

the Committee

continued
to monitor

and challenge the progress

being
made by management

in the identification,
assessment and management

of operational
risk. A key part of this was the further delivery
and embedding

of work

commenced

in prior
years. Two complementary

risk

management
tools used by management

are the Risk

and
Control Self

-Assessments

(RCSAs) and
Structured Scenario

Assessments

(SSAs).

The RCSAs give

“day-to-day” coverage

of the
risk and control

environment

of the Group.
They are built

on a foundation of the actual
processes the Group employs

and the risks
it faces from its activities. This

approach
enables management

to better identify and
manage

operational risks

going

forward and
also to review in detail

risk

events that

have
occurred in order to identify

root causes.

Barclays PLC

2019 Annual Report on Form 20-F

The Committee

continued to see progress
on SSAs and a number

of specific scenarios
were reviewed during

the course of the
year covering

both Conduct (e.g. mis-selling of
products) and Non-Conduct

(e.g. customer
data compromise,

supplier financial failure)
scenarios. The SSAs are used to evaluate
operational

risk

arising from more

extreme but
plausible

situations and so

complement

the
RCSA approach,

in combination they enable
the Committee

to oversee the risk

the Group
faces at both ends of the risk likelihood
spectrum. The

SSAs are also an important
input

to our Operational

risk

stress testing and
capital

frameworks.

Risk appetite and risk models
One of the most important

roles

of the
Committee

is to recommend to the Board an
appropriate

risk

appetite

for the Group
. This
represents the amount

of risk

the Group is
able

to take to earn an appropriate return
whilst meeting

minimum internal and
regulat

ory capital requirements

in a severe but
plausible

stress

environment.

The Committee
analyses Barclays performance

in both its
internally

-generated stress

tests and those run
externally

by such bodies

as

the Bank of
England,

the European Banking Authority and
the Federal

Reserve Board, and following such
analysis, will

recommend adjustments to the
Group’s overall

risk

profile.

For our
internal

stress

test
, the Committee
received

a detailed briefing

on the process
being

applied and was satisfied that the
internally

-generated scenario was
appropriately

calibrated, and also stressed
the particular

vulnerabilities of the Bank. They
were further satisfied that the

Group would
meet internal

and regulatory requirements for
capital

and liquidity in such a scenario.
The Committee

continued to oversee the
improvement

of model risk

management

in the
Group and the

ongoing validation of our
models,

with specific

progress

and
methodology

enhancements in the model
outputs supporting

our stress

tests, including
the Interna

l

Capital Adequacy Assessment
Process (ICAAP) and Internal

Liquidity
Adequacy

Assessment

Process (ILAAP)
. Our
models are the core foundation

upon which

the
majority

of our internal assessment

processes
run. The Committee

is pleased to report that
progress has continued

during 2019 to embed
the Model

risk

management

framework as
evidenced

by an increasingly stable model
inventory

and further improvements in
documentation

and control. However, models
remain

a key

risk area for the Group,

and the
Committee

is closely monitoring the
development

of the Group’s approach.

Risk function
The Committee

is responsible for ensuring the
independence

and effectiveness

of the Risk
function

whose primary role is the oversight
and challenge

of risk-taking

as the second line
of defence.

It accomplishes this by
establishing

the policies, limits, rules and
constraints under which

first line activities shall
be performed,

consistent with the Group’s risk
appetite

and through monitoring the
performance

of the first line of defence

against
these policies,

limits and constraints. The
Committee’s responsibilities

include designing
a consistent classification

of the risks

faced by
the Group in

order to organise their
management

and reporting; designing and
operating

the process

of setting risk appetite
and material

limits for the Group as

a whole
and its main

entities; setting or approving
strategies for approvals

of transactions, and
sanctioning

large individual agreements; and
establishing

key

controls requirements to
which customer

-facing areas of Barclays must
adhere in

the conduct of their businesses.
The Committee

reviewed the Risk

function’s
own assessment of its capability

in late 2019
which showed the function

continues to meet
regulatory

expectations in providing effective
and

independent

oversight with strong
stewardship and technical

competency.
Progress continued

in 2019 to ensure systems
and strategic architecture

are fit for purpose
with further enhancement

on technology
capabilities due

from the delivery of further
strategic infrastructure

in 2020.

Compliance function
The Compliance

function is responsible for the
overall

management and oversight of Conduct
and Reputation

risk

management

practices as
the second line

of defence. Compliance
participates in

the prevention, detection and
management

of breaches of applicable laws,
rules, regulations and

relevant procedures and
has a key role in

helping Barclays achieve the
right conduct

outcomes. The Committee
supports the Compliance

function to be
independent

from operational functions and
have sufficient

authority, stature, resources
and access to the management

body.

The Committee

monitored

the delivery of the
Compliance

function’s Annual Plan for 2019
and approved

the Compliance function’s
Annual

Plan for 2020.

Committee

effectiveness
The 2019

Committee effectiveness review
was conducted

in line with the Code. This
internal

review involved completion of a
tailored

questionnaire by Committee members,
senior management

and other stakeholders,
including

our auditors, building on the prior
year’s externally

-facilitated review. The review
is an important

part of the way

Barclays
monitors and

improves Committee
performance

and effectiveness, maximising
strengths and highlighting

areas for further
development.

The results of the review were positive

and
indicated

that the Committee is operating
effectively;

and that it provides an effective

and
broad level

of challenge and oversight of the
areas within

its remit. During the year, the
Committee

took on
oversight of Conduct and
Compliance

matters
, following re-allocation of
the responsibilities from

the Reputation
Committee.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT,

BOARD RISK

COMMITTEE

REPORT

Effective

risk management:
designed

to identify, assess
and control

our risks

Following

the consolidation of the
membership

of the Committee with the
BBPLC risk committee,

coverage of
BBPLC matters within

concurrent
meetings

was

considered

appropriate,
noting

that it will benefit from further
embedment.

Looking ahead
In 2020, the

Committee will

continue to
focus on the impact

of the external
environment

on the Group’s risk

profile,
particularly

as

the negotiations on the
future trade relationship

with the EU
progress and the

broader geopolitical
context evolves

in the run up to the US
presidential

election.

Tim Breedon
Chair, Board

Risk Committee

12

February 2020
Committee

meetings
During 2019,

the Committee met nine times
and the chart opposite

shows

how it allocated
its time.

Two of the meetings were held at
Barclays’ New York offices.

Attendance

by
members at Committee

meetings

is shown on
this page. Committee

meetings were attended
by representatives from management,
including

the Group Chief Executive Officer,
Group Finance

Director, Group Chief Internal
Auditor,

Group Chief Risk

Officer,

Group
Treasurer, Group

Chief Compliance

Officer
and Group General

Counsel, as

well as
representatives from the

businesses

and
other representatives

from the Risk

function.
The lead

audit engagement partner of KPMG,
Michelle

Hinchliffe, also attended Committee
meetings.

The Committee held a number of
separate private

sessions

with the Group
Chief Risk Officer and

Group Chief
Compliance

Officer, which were not attended
by management.

Committee

role and
responsibilities
The Committee

is responsible for:

■ Recommending

to the Board the Group’s
risk appetite

for financial, operational and
legal

risk;

■ Monitoring

financial, operational and legal
risk appetite,

including setting limits for
individual

types

of risk, e.g. credit, market
and funding

risk;

■ Mon

itoring the Group’s financial,
operational

and legal risk

profile;
■ Commissioning,

receiving and considering
reports on key financial

operational and
legal

risk

issues;

■ Providing

input from a financial and
operational

risk

perspective to the
Remuneration

Committee to assist

in its
deliberations

relating to incentive
packages; and

■ Oversight

of conduct and

compliance.

Barclays PLC

2019 Annual Report on Form 20-F

Primary activities
The Committee

has diligently discharged its responsibilities in 2019, reviewing Group exposures in the context of the current and emerging risks
facing

Barclays. It has sought to promote a strong culture of disciplined risk

management.
Area of focus Matter addressed Role of the Committee
Conclusion/action

taken
Risk appetite and
stress testing

i.e. the

level of
risk

the
Group chooses to take
in pursuit of its
business objectives,
including

testing
whether the Group’s
financial position and
risk
profile

provide
sufficient resilience to
withstand the impact
of severe economic
scenarios.
The risk context to
the MTP,

the
financial

parameters
and constraints and
mandate

and scale
limits

for specific
business risk
exposures; the
Group’s internal
stress testing
exercises, including
scenario selection
and financial
constraints, stress
testing themes

and
the results and
implications of
stress tests,
including

those run
by the BoE.
■ To

advise the Board

on the
appropriate

risk

appetite

and
tolerance

for the principal risks,
including

the proposed overall
Group risk appetite

and limits;

■ To

discuss and agree stress loss
and mandate

and scale limits, for
Credit risk, Market risk and
Treasury and Capital

risk;

■ To

consider and approve

internal
stress test themes and the
financial

constraints and
scenarios for stress testing risk
appetite

for the MTP;
■ To

evaluate

the results of the
BoE’s annual

cyclical stress

test
and the BoE’s Biennial
Exploratory

Scenario; and

■ To

consider the

Federal

Reserve
Board’s feedback

of the Barclays
US LLC’s Comprehensive
Capital

Analysis and Review
(CCAR) following

the submission
of the CCAR stress test results.
The Committee

reviewed and recommended the
proposed risk appetite

to the Board for approval. It
discussed and approved

the 2019 mandate and scale
limits

for the Group, which

included changes

to A-level
stress loss limits.

The Committee

reviewed proposed enhancements to
the Group’s stress testing processes and

models. It
also attended

a stress

test briefing

providing additional
background and

context to aid the review and approval
of various stress tests.
The Committee

reviewed and approved the scenarios
for, and the financial

results of, the MTP internal stress
test exercise, and on the

basis that the results
remained

within the Group’s

risk appetite

constraints,
subsequently

recommended

the MTP to the Board for
approval.

It gave particular attention to the

severity of
the internal

stress

test scenario, as well as the
application

of “perfect foresight” methodology through
the test.

The Committee

evaluated the results of the 2018
Annual

Cyclical Scenario, which included increased
focus on strategic manageme

nt actions,

and approved
the 2019

submission to the BoE. Similarly,

the
Committee

approved Barclays’ initial Biennial
Exploratory

Scenario submission to the BoE.

The Committee

received updates on the 2019 CCAR
submission, and reviewed

the feedback from the
Federal

Reserve Board following the

release of the
results.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT,

BOARD RISK

COMMITTEE

REPORT

Effective

risk management:
designed

to identify, assess
and control

our risks

Area of focus Matter addressed Role of the Committee
Conclusion/action

taken
Capital and
funding

i.e. having sufficient
capital and financial
resources to meet the
Group’s regulatory
requirements and its
obligations

as
they fall
due, to
maintain

its
credit
rating,

to
support growth and
strategic options.
The trajectory

to
achieving

required
regulatory

and
internal

targets

and
capital

and leverage
ratios.
■ To

review, on a regular

basis,
capital

performance against plan,
tracking the capital

trajectory,
any challenges

and
opportunities,

and regulatory
policy

developments;
■ To

assess on a regular basis
liquidity

performance against
both internal

and regulatory
requirements; and

■ To

monitor capital

and funding
requirements.
The Committee

examined and supported the forecast
capital

and funding trajectory and the actions

identified
by management

to manage the Group’s capital
position,

taking into account the potential impact of
macroeconomic

factors.
The Committee

considered and approved the Group’s
capital

adequacy assessment,

together

with the
methodologies

and results of the reverse

stress test
for submission of the 2019 ICAAP,

as

well as
approving

the Group’s 2019 ILAAP. Committee
members also attended

an ICAAP and ILAAP briefing
to further support their review

and approval

of the
submissions. The

Committee evaluated regulatory
feedback on the ICAAP

and ILAAP

and oversaw

the
continued

improvement of the processes.

The Committee

reviewed and agreed with
management’s approach

to an out-of-cycle refresh of
the Group’s 2018 ICAAP following

an increase to PPI
provisioning.

The Committee

reviewed and scrutinised the Group
Recovery Plan,

which forms a part of the Group’s
capital

and liquidity risk

management

framework, and
confirmed

that it was

fit for purpose, ahead

of its
presentation

to the Board for approval.

The Committee

approved risk

appetite

constraints in
relation

to capital and funding which require capital
and liquidity

ratios to

remain

at a level where all
internal

and regulatory requirements, and all
obligations

as

they fall

due can be met under stress.
Political and
economic risk

i.e. the

impact on
the
Group’s risk
profile

of
political and economic
developments and
macroeconomic
conditions.
The potential

impact
on the Group’s risk
profile

of geopolitical
developments,

as
well as continuing

to
monitor

the political
and economic
impact

of Brexit
scenarios.
■ To

review and discuss plans for
the impacts of Brexit

under
various withdrawal

scenarios;

■ To

consider trends in the UK and
US economies;

■ To

assess the transmission
effects of Chinese/US trade
tensions and monitor

the impacts
of slowing growth in

China;

and

■ To

review exposures to
emerging

markets

as a result of
volatility

in these markets

arising
from the impact

of global political
and economic

events.
The Committee

monitored the potential risk

impacts of
Brexit, giving

particular consideration to the impact risk
of an exit without

an agreement in place. It received
updates on, and

oversaw management’s preparations
for, Brexit from

a risk perspective, review

ing in
particular

any potential impact to the capital and
liquidity

positions.
The Committee

monitored the Group’s performance in
light

of a backdrop of uncertain global political and
economic

conditions, with particular focus on Barclays’
European

exposures.

Other key material

risk

themes discussed and
monitored

by the Committee included rising global
debt and

the response of Central Banks, the low rates
environment

and potential for weakness

in US
consumer credit.

The Committee

received updates on

the progress

of
the global

transition to alternative risk

free reference
rates including

on preparations by the LIBOR
Transition

Programme to manage and mitigate the
financial

and non-financial risks

associated with the
transition.

Barclays PLC

2019 Annual Report on Form 20-F

Area of focus Matter addressed Role of the Committee
Conclusion/action

taken
Credit risk
i.e. the

potential
for
financial

loss

if
customers fail

to
fulfil
their contractual
obligations.
Conditions in

the UK
housing

market;
levels of UK
consumer
indebtedness; and
the performance

of
the UK and US
cards businesses,
including

levels of
impairment.
■ To

assess conditions in the UK
property market and monitor
signs of stress;

■ To

monitor how management
was tracking and

responding to
persistent rising levels of
consumer indebtedness,
particularly

unsecured credit in
both the UK and US;
■ To

review leveraged

finance
portfolios

in order to assess
these were within

risk

appetite
and manageable

limits;

and

■ To

review business development
activities in

the CIB.
The Committee

continued to iterate the need to ensure
appropriate

credit selection and discipline when
selecting

business, and the importance of consumer
profiling

to achieve improved risk

selection.

It
encouraged

management to consider the impact of all
associated risks.

The Committee

oversaw improvements to the control
environment

in the US cards

business, and received
updates on the impacts of US economic

conditions on
the portfolio.
The Committee

was

updated

on programmes initiated
to assist customers to meet their

contractual

credit
obligations

in the UK including the

review of practices
in relation

to customer affordability and persistent debt.
The Committee

also reviewed the procedures
implemented

to manage corporate exposure to UK
sectors primarily

driven by consumer spending.

The Committee

received an update on the leveraged
finance

business,

which continues to be one

of the
largest businesses within

the Investment Bank, noting
that portfolios

were within

appetite and that
management

had a strong focus on regulatory
compliance

in this

area. The

Committee also received
updates on the structured finance

business, noting the
growth in this activity

and the fact that exposures
remained

within appetite.
Operational

risk
i.e. costs arising from
human factors,
inadequate processes
and systems or
external

events.
The Group’s
operational

risk
capital

requirements
and any material
changes to the
Group’s operational
risk profile

and
performance

of
specific operational
risks against agreed
risk appetite.
■ To

track operational

risk

key
indicators;

■ To

consider specific

areas of
operational

risks,

including

fraud,
conduct

risk, cyber

risk,
execution

risk,

technology

and
data, including

the controls that
had been

put in place for
managing

and avoiding such
risks; and

■ To

review Barclays’ approach
to scenario analyses as a risk
management

tool and assess
a range of SSAs which had

been
created to support assessments
and management

of tail risk
within

the business,

stress
testing and

risk

tolerance.
The Committee

continued to focus its

attention

on the
financial

and capital impacts of

operational risk.

The Committee

approved and recommended the 2019
Operational

Risk

Tolerance

Statement to the Board,
which included

financial loss

appetites for fraud and
transaction

operations for the first

time.

The Committee

used SSAs to

evaluate

operational
risks that might

arise in extreme but plausible
scenarios. They heard

updates on SSAs, including,
those in relation

to unauthorised trading and supplier
risk, and requested

that SSAs continue

to be
presented in

2020, specifically those in

relation to data
privacy and misuse.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT:

BOARD

RISK COMMITTEE

REPORT
Effective

risk management:
designed

to identify, assess
and control

our risks

Area of focus Matter addressed Role of the Committee
Conclusion/action

taken
Model risk

i.e. the

risk

of the
potential

adverse
consequences from
financial assessments
or decisions based on
incorrect or misused
model outputs and
reports.
Model

risk
governance.
■ To

evaluate

the appropriateness
of the Model

risk

management
framework, and monitor

progress
on the implementation

of an
enhanced

modelling framework,
including

receiving updates on
findings in

relation

to specific
modelling

processes.
The Committee

reviewed and approved the Model
Risk Tolerance

Criteria for 2019, which included CCAR
models at the

Committee’s request. The Committee
maintained

oversight of Model risk

and in particular
monitored

planned improvements to Barclays’ Model
risk management

framework

and ongoing upgrade
plans. The

Committee monitored progress to ensure
that the scope of Model

risk

management
implementation

was

expanded

to bring into
governance

non

-modelled methods

used in a number
of large model

frameworks.

The Committee

also maintained oversight of the
models used in the

2019 CCAR, ICAAP and ILAAP
submissions, and related

stress

test processes to
ensure they were materially

brought into governance
by management.

The Committee recognised the
added

value that stronger model gove

rnance

had on
the quality

of these

submissions.

The Committee

sought, and were provided with,
assurance from the Independent

Validation Unit of the
validation

of models in relation to specific processes,
including

ICAAP and ILAAP.
Risk framework
and

governance
The frameworks,
policies and

tools in
place

to support
effective

risk
management

and
oversight.
■ To

track the progress of
significant

risk

management
projects, including

progress

on
achieving

compliance with the
Basel Committee

for Banking
Supervision

(BCBS239) risk

data
aggregation

principles and the
RCSA process across the
Group;
■ To

assess risk management
matters raised by Barclays’
regulators and

the actions
being

taken by management
to respond; and

■ To

review the design

of the
ERMF.
The Committee

monitored the delivery of an action
plan

created by management

to review areas

identified
for potential

improvement identified by the
independent

assessment

of the design and
effectiveness of the Risk function

completed in 2018.

The annual

update to the ERMF was

recommended

to
the Board by the Committee.

The Committee
discussed and approved

an annual refresh of the
Principal

Risk

Frameworks.

The Committee

reviewed the results of the 2018
RCSAs across the Group and

recognised that its
output

was

extremely

useful to inform internal
processes, but also to facilitate

helpful dialogue with
the regulator.

The Committee

monitored management’s progress

in
achieving

compliance with all aspects of BCBS239,
and received

updates on the level of implementation
throughout

the year recognising the progress

made
towards achieving

full compliance by the end of 2020.

In relation

to climate change, the Committee received
an update

on the associated financial and operational
risks and endorsed management’s

app

roach to the
management

of those risks,

which included

the
establishment

of a Climate Change Financial Risk

and
Operational

Risk

Policy

and the inclusion of climate
change

in the ERMF and

principal risk

frameworks.
Remuneration
The scope of any
risk adjustments to
be taken into
account

by the
Board
Remuneration
Committee

when
making
remuneration
decisions for 2019.
■ To

debate

the Risk

function’s
view of performance,

making
a recommendation

to the
Remuneration

Committee on the
financial

and operational risk
factors to be taken into
account

in remuneration
decisions for 2019.
The Committee

discussed the report of the Group
Chief Risk Officer and

considered,

and reported to the
Remuneration

Committee on, the proposal put forward
in relatio

n

to the impact of relevant risk

factors in
determining

2019 remuneration.

Barclays PLC

2019 Annual Report on Form 20-F

Area of focus Matter addressed Role of the Committee
Conclusion/action

taken
Conduct Risk*

i.e. the

risk

of
detriment

from
the
inappropriate supply of
financial

services.
Conduct robust
reviews of any
current and
emerging

risks
arising from the
inappropriate
provision

of financial
services, including
instances of wilful
negligent
misconduct.
■ To

receive updates from
management

on Conduct risk
and consider performance
against key Conduct risk
indicators, and

the status of
initiatives in

place to address
those risks to further strengthen
the culture

of the business;

■ To

review the effectiveness of
the Conduct

risk

framework and
approve any

amendments to it;
and

■ Reviewed

the Compliance
function’s annual

compliance
plan.
The Committee

accepted oversight of Conduct risk
following

the disbanding of the Reputation Committee
in September

2019. Since then the Committee has
received

a deep dive on Conduct risk

which provided a
detailed

overview of recent developments made in the
area as well as an update

on the current Conduct risk
environment,

and proposed areas of focus

for the
future.

The Committee

approved the revised Conduct risk
management

framework

which provided

greater clarity
on roles and responsibilities in

relation

to Conduct risk
compared

to previous versions.

The Committee

also
approved

the annual compliance

plan which contained
key initiatives which

would be

implemented in 2020.
*

The Risk Committee remit extended to

include the oversight

of Conduct risk

and Compliance

on 25 September

2019, following

the disbanding

of the Reputation
Committee.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT

How

we comply

Board leadership and company
purpose

Role

of the Board
As highlighted

earlier in this

report,
our governance

is structured to

deliver

an
effective

and entrepreneurial board which:

■ Is

effective

in providing challenge, advice
and support to management;

■ Provides

checks and balances and
encourages constructive

challenge;

■ Drives informed,

collaborative and
accountable

decision-making; and
■ Creates

long

-term sustainable value for our
shareholders, having

regard to our other
stakeholders.

Culture
The Barclays Way sets the framework for
achieving

a dynamic and positive culture.
The Board

supports
The Barclays Way

and the
Barclays Purpose and Values.

It promotes
personal accountabili

ty and leadership and
monitors our culture

to satisfy itself as

to the
alignment

of Barclays’ culture to its purpose,
values and strategy.

See page

91
  for more
details.

Our “whistleblowing

policy” enables employees
to raise any matters of concern anonymously
and is embedded

into our business.

For more
detail

please refer to page 16
  of the Audit
Committee

Report.

Relations with

Shareholders
and

Stakeholders
The Board

recognises the importance of
listening

to, and understanding the views

of,
our shareholders and stakeholders in order
to inform

the Board’s decision

-making.
Our comprehensive

Investor Relations
engagement

helps

us

to understand
investor views about

Barclays, which are
communicated

regularly to the Board,
and our Chairman

engages with shareholders
on governance

and related matters.
Our shareholder communication

guidelines
are available

on our website at
home.barclays/investorrelations . Our
approach

to stakeholde

r

engagement is
described on pages 14 to 17 in

the Strategic
Report available

at
home.barclays/annualreport .
Institutional investors
Our engagement

with institutional investors
increased throughout

the year as compared
to prior years.

In 2019, the

Directors, in conjunction with the
senior executive

team and Investor Relations
colleagues,

participated in investor meetings,
seminars and conferences across many
locations, reflecting

the diverse

nature of
our equity

and debt

institutional ownership. We
held

conference calls/webcasts for our
quarterly

results briefings and an in

-person
presentation

of our 2018 full year results for
both our equity

and fixed income investors.

During 2019,

discussions

with investors
included,

but were not limi

ted to:

■ Introducing

our new Group Chairman, Nigel
Higgins;

■ Addressing

shareholder

queries relating to
the requisitioned

resolution at the AGM to
appoint

Mr. Edward Bramson as

a Director
of the Company;

■ The

continued digitisation of Barclays
and the value

being created by BX in
improving

the efficiency of our cost

base;
■ Topics

including

risk

management

and
steps taken to mitigate

the potential impact
from Brexit, as well as ESG factors, our CIB
strategy, and

valuation

and capital levels;
and

■ Corporate

governance

policy and practice.

Private

shareholders

During 2019,

we continued to communicate
with our private

shareholders through our
shareholder

mailings and via the information
available

on our website and through our AGM.
Shareholders can also choose to sign up to
Shareview

so

that they receive

information
about Barclays PLC and

their shareholding
directly

by email. We continue to endeavour
to trace shareholders who did not

take up their
share entitlement

following the Rights

Issue in
September

2013, and offer a Share Dealing
Service aimed

at shareholders with relatively
small shareholdings for whom it

might
otherwise be uneconomi

cal to deal in Barclays
shares.

Barclays PLC

2019 Annual Report on Form 20-F

Our

AGM

The Board

and the senior executive team
consider our AGM as a key date for
shareholder

engagement, particularly with

our
private shareholders. A number

of Directors,
including

the Chairman,

are available for
informal

discussion

before or after the meeting.

All of the

resolutions proposed by the Board at
the 2019

AGM were considered

on a poll and
were passed with votes ‘For’ ranging

from
70.79%

to 99.87%

of the total votes cast.
Resolution

24 of the AGM was a requisitioned
resolution

submitted by Sherborne Investors
Management

LP to appoint Mr. Edward
Bramson as a Director of the Company

and the
Board recommended

shareholders to vote
against it.

The resolution was considered on a
poll

and was

not passed, with votes ‘Against’
being

87.21% of the total votes cast.

At the 2019 AGM,

the vote on the 2018
Directors’ Remuneration

Report (Resolution 2)
was passed with 70.79

%

of votes cast

in
favour. For further information

on Barclays’
response to the significant

vote against the
2018 Directors’ Remuneration

Report, please
see page 80

.

The Board

has decided to hold the 2020 AGM
in Glasgow and

thereafter expects to alternate
AGM venues between

London and a venue
other than

London where we have a significant
business or customer presence. The

2020
AGM will

be held on 7 May 2020 at 11:00am

at
the Scottish Events Campus (SEC) in
Glasgow, Scotland.

Stakeholder engagement
The Board

continues to seek

to understand
all stakeholders’ views, and the impact

of

our
behaviour

and business

on customers and
clients, colleagues,

suppliers, communities and
society more broadly.

Accordingly, the Board
monitors key indicators across areas such as
culture,

citizenship, conduct,

and customer and
client

satisfaction on an

ongoing basis. In
2019, we built

on conversations

started at the
AGM to engage

in a continuing dialogue with
NGOs and other

interest groups, to improve
our understanding

of emerging and existing
environmental

and societal topics. We

will
publish

the Barclays ESG Report in March
2020, which

will be made available on our
website at home.barclays/annualreport .

Throughout

2019, we have engaged with these
stakeholders through participation

in forums
and roundtables

and joined industry, sector
and topic

debates and this will continue in
2020.

Colleague

engagement

The Group

has a long-standing commitment to
the importance

and value of colleague
engagement.

Our colleagues drive our
success. You

can read more about

our
commitment

to colleagues and our workforce
engagement

in the Our People and culture
section on page

s

83 to 86.

Conflicts of

interest

In accordance

with the Companies Act 2006
and the Articles

of Association,

the Board has
the authority

to authorise conflicts of interest,
and this ensures that

the influence

of third
parties does not compromise

the independent
judgement

of the Board. Directors

are required
to declare

any potential or actual

conflicts

of
interest that could

interfere with their ability to
act in the best interests of the Group.

The
Company

Secretary maintains a conflicts
register, which

is a record of actual and
potential

conflicts, together with any Board
authorisation

of the conflict. The authorisations
are for an indefinite

period but are reviewed
annually

by the Nominations Committee, which
also considers the effectiveness of the process
for authori

sing Directors’ conflicts of interest.
The Board

retains the power to vary or
terminate

these authorisations at any time.

Division of

Responsibilities

Roles on

the Board
Executive

and Non

-Executive Directors
share the same duties. However,

in line with
the principles

of the Code, a clear division
of responsibilities

has been established.
The Chairman

is responsible for:

■ Leading

the Board and its

overall
effectiveness;

■ Demonstrating

objective judgement;

■ Promoting

a culture of openness

and
constructive challenge

and debate between
all

Directors;

■ Facilitating

constructive board relations
and the effective

contribution of all Non-
Executive

Directors; and

■ Ensurin

g

Directors receive accurate,
clear and timely

information.
Responsibility

for the day-to-day management
of the Group is delegated

to the Group Chief
Executive

Officer who is supported in this role
by the ExCo. Further information

on the
membership

of the ExCo can be found on page
6.

As a Board we have set out our expectations of
each Director in

Barclays’
Charter of
Expectations
. This includes

role profiles and
the behaviours and

competencies required for
each role on the

Board, namely the Chairman,
Deputy Chairman

(to the extent one is
required),

SID, Non-Executive Directors,
Executive

Directors and Committee Chairs.
Pursuant to the Charter of Expectations , Non-
Executive

Directors provide effective oversight
and scrutiny,

strategic guidance

and
constructive challenge,

whilst holding the
Executive

Directors to account against their
agreed performance

objectives. The Non-
Executive

Directors, led by the Nominations
Committee,

have primary responsibility
for the appointment

and removal of the
Executive

Directors.

The SID provides a sounding

board for the
Chairman,

acts as

an intermediary

for the other
Directors when necessary,

and is available

to
sharehold

ers

if they have concerns that

have
not been

addressed through the

normal
channels.

The Charter of Expectations is reviewed
annually

to ensure it remains relevant,
and accurately

reflects the requirements
of the Code and the

Regulations, and
industry best practice. A copy of the
Charter of Expectations can be found at
home.barclays/corporategovernance .

Information

provided

to the Board
It is the responsibility

of the Chairman,
as set out in our Charter of Expectations,
to ensure that Board agendas

are focused on
key strategy, risk,

performance

and other value
creation

issues,

and that members

of
the Board receive

timely and high-quality
information

to enable them to make sound
decisions and promote

the success

of the
Company.

Working in collaboration with
the Chairman,

the Company Secretary is
responsible for ensuring

good governance and
information

flow, to ensure an effective Board.

Throughout

the year, both the Executive
Directors and senior executives

keep the
Board informed

of key

business developments
through

regular updates. These are in
addition

to the presentations that the Board
and Board Committees receive

as

part of
their formal

meetings. Directors

are able to
seek independent

and professional advice
at Barclays’ expense, if required,

to enable
them to fulfil

their obligations as

members
of the Board.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT

How

we comply

Attendance
Directors are expected

to attend every Board meeting. In 2019, attendance was very

strong both

at scheduled

and additional meetings

(including
those called

at short notice), reflected in the table below.

The Chairman also met privately with the Non-Executive Directors ahead of three Board meetings.

If, owing to excep

tional circumstances, a

Director was

not able

to attend a Board meeting they ensured that their views were made known to the Chairman

in advance of the meeting. In addition, the SID met the other Non-Executive Directors individually,

without the Chairman, to
appraise the Chairman’s performance,

the details

of which are included

on page 24.

Board attendance

in 2019*
Independent/Executive
Scheduled

meetings
eligible

to
attend
Scheduled
meetings
attended
%
attendance
Additional
meetings
eligible

to
attend
Additional
meetings
attended
Chairman

Nigel

Higgins
on appointment
†
6 6
100%
0 0
Executive

Directors

Jes Staley
Executive

Director
7 7
100%
1 1
Tushar Morzaria
Executive

Director
7 7
100%
1 1

Non-executive

Directors

Mike Ashley Independent
7 7
100%
1 1
Tim

Breedon
Independent
7 7
100%
1 1
Sir Ian Cheshire Independent
7 7
100%
1 1
Mary Anne Citrino Independent
7 7
100%
1 1
Dawn Fitzpatrick Independent 3 3
100%
0 0
Mary Francis Independent
7 7
100%
1 1
Crawford Gillies
Senior

Independent Director
7 7
100%
1 1
Matthew

Lester
Independent
7 7
100%
1 1
Diane Schueneman Independent
7 7
100%
1 1

Former Chairman

John McFarlane on appointment
†
2 3
100%
1 1

Former Directors

Sir Gerry Grimstone Independent 1 1
100%
0 0
Reuben

Jeffery
Independent 2 2
100%
1 1
Dambisa Moyo Independent 2 2
100%
1 1
Mike Turner Independent 2 2
100%
1 1

Secretary

Stephen

Shapiro

7 7
100%
1 1

*

Mohamed A. El-Erian and

Brian Gilvary did not

join the Board until

2020.

†

As required by the Code, the Chairman

was independent

on appointment

Board Committee

Cross

membership

The table

below shows

the number

of cross-membership of our Non-Executive Directors across

our Board Committees

as

at 31 December 2019

.

Barclays PLC

2019 Annual Report on Form 20-F

Composition of

the Board

In line

with the requirements of the Code,
a majority

of the Board is comprised of
independent

Non-Executive Directors. We
consider the independence

of our Non-
Executive

Directors annually,

having regard to
the independence

criteria set

out in the Code.
As part of this process, the Board keeps under
review the length

of tenure of all Directors,
which can affect

independence. The
independence

of Tim Breedon, Mike Ashley
and Crawford Gillies

– all of whom

have served
(or will

have by the time of the 2020 AGM) on
the Board for more than

six years –

was
subjected

to a more rigorous review as
recommended

by the Code. The Board
remains satisfied

that the lengths of their
tenure have

no impact on their respective
levels of independence

or the effectiveness of
their contributions.

During 2019, the previous
Chairman

and the following Non-Executive
Directors stepped down

from the Board.

None
of these Directors raised any concerns about
the operation

of the Board management:

■ John

McFarlane

■ Dambisa

Moyo

■ Reuben

Jeffery

■ Mike

Turner

■ Sir Gerry

Grimstone

■ Matthew

Lester

The Nominations

Committee Report describes
the renewal

of the Board in

2019, and steps
taken to further strengthen the

Board.

Time commitment
All potential

new Directors

are asked
to disclose their other

significant commitments.
The Nominations

Committee then takes this
into account

when considering a proposed
appointment

to ensure that Directors

can
discharge their

responsibilities to Barclays
effectively.

This means not only attending and
preparing

for formal Board and Committee
meetings,

but also making time to understand
the business, and to undertake

training. As
stated in our Charter of Expectations , the time
commitment

is agreed with each Non-
Executive

Director on an individual basis. In
addition,

all Directors

must seek approval
before accepting

any significant new
commitment.

Set out below is

the average

time
commitment

expected for the role of Non-
Executive

Directors and the other Non-
Executive

positions on the Board.

Following

careful review, the expected

time
commitments for Non-Executive

Directors,

and
for the Chairs of the Audit

and Risk
Committees, were increased

as

set out below.
Time commitment

Role
Expected

time
commitment (increased
during

the year)
Chairman
Equivalent

to up to 80% of
a full time

position.
Senior
Independent
Director
As required to fulfil

the
role.
Non-
Executive
Director
35–

40 days per year
(membership

of one Board
Committee

included,
increasing

to 50 days a
year if a member

of two
Board Committees).

This
expectation

was

increased
from 30 days and 40 days
respectively.
Committee
Chairs
At least 80 days per year
(including

Non-Executive
Director time

commitment)
for Risk and Audit
Committee

Chairs,
increased from 60

days,
and at least 60 days for
the Remuneration
Committee

Chair.

Where circumstances require

it, all Directors
are expected

to commit additional

time as
necessary to their work on the Board.

The
Company

Secretary maintains a record of each
Director’s commitments. For the year ended

31
December 2019

and as at the date of
publication,

the Board is satisfied that none of
the Directors is over-committed

and that each
of the Directors allocates

sufficient time

to his
or her role in order to discharge

their
responsibilities

effectively.
Composition, succession
and evaluation
The Company

has a Nominations

Committee,
the purpose and activities of which

are
contained

in the Nominations Committee
Report on page

s

20 to 24.

Board

appointments

All appointments

to the Board and

senior
management

are viewed through a diversity
lens and are based on merit

and objective
criteria,

which focus on the skills and
experience

required for the Board’s
effectiveness and the delivery

of the Group
strategy. Board appointments

are made
following

a rigorous and transparent process
facilitated

by the Nominations Committee, with
the aid of an external

search consultancy firm.
You

can read more about

the work

of the
Nominations

Committee on pages 20 to 24.

Diversity across the Group remains

a key area
of focus. For more detail

on our actions

to
incre

ase diversity please see pages 28 to 31 in
the Strategic

Report available at
home.barclays/annualreport .

The Nominations

Committee regularly
reviews the composition

of the Board,
Board Committees

and the ExCo. It frequently
considers the skills required

for the Board, its
Committees and

the ExCo, identifying the core
competencies,

diversity and experience
required.

This, along with the annual
evaluation,

helps to refresh

the thinking

on
Board, Committee

and ExCo composition and
to determine

a timeline for proposed new
appointments.

For the Board, it is standard
practice

to appoint

any new Non-Executive
Director or Chairman

for an initial three

-year
term, subject to annual

re-election at the AGM,
which may be extended

for up to a further
three-year term. As such, Non-Executive
Directors typically

serve up to a

total

of six
years.

All Directors are subject to election

or re-
election

each year by shareholders at
the AGM.

Each year we carry out an effectiveness review
in order to evaluate

our performance as

a
Board, as well

as

the performance

of each
of the Board Committees

and individual
Directors. More information

on the 2019 Board
evaluation

and effectiveness

review can be
found on

page

s

23 to 24.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT

How

we comply

Our biographies containing

our relevant skills
and experience,

Board Committee
memberships

and other principal appointments
can be found

on pages 3 to 5.

Details of
changes to the Board

in 2019

and year to date
are disclosed on page

s

7 and 8.

The service contracts for the Executive
Directors and the letters of appointment

for the
Chairman

and Non

-Executive Directors

are
available

for inspection at our registered office
and at our AGM.

Induction
On appointment

to the Board, all Directors
receive a comprehensive

induction that is
tailored

to the new Director’s

individual
requirements. The

induction schedule is
designed

to provide the new Director with
an understanding

of how the Group works

and
the key issues that it faces. The

Company
Secretary consults the Chairman

when
designing

an induction schedule, giving
consideration

to the particular needs of the
new Director. When a Director is joining

a
Board Committee,

the schedule includes an
induction

to the operation of that committee.

Following

their appointment, Dawn Fitzpatrick,
Mohamed

A. El-Erian and Brian Gilvary are
receiving

such an induction. They have met or
will

meet with the Company

Secretary, the
current Non-Executive

Directors,

members of
the ExCo and certain

other senior executives,
as part of that process.

Training and

development

In order to continue

to contribute effectively to
Board and Board

Committee meetings,
Directors are regularly

provided with the
opportunity

to take part in ongoing training and
development

and can also request specific
training

as

required. In 2019, Directors
received

ongoing training i

n

relation to legal
and regulatory

developments in the form of
regular briefings

and the Board has enhanced
this proposition

with bi-annual training sessions
intended

to deepen and broaden the Board’s
understanding

in some of the more complex
and technical

areas of the business.

Each of
these training

events typically comprises

four
topics.
Audit, Risk and Internal

Control

Accountability
Internal

governance processes

have been
developed

to ensure the effective operation of
the individual

boards and board committees of
each of BPLC, BBUKPLC

and BBPLC
respectively,

in recognition of the fact that this
is key to the development

and execution of the
Group’s strategy. Generally,

there is one set of
rules for the Group. Group

-wide frameworks,
policies and

standards are required to be
adopted

throughout the Group unless

local
laws or regulations (or the ring

-fencing
obligations

applicable

to BBUKPLC) require
otherwise, or the ExCo decides otherwise

in a
particular

instance.

The Company

has an Audit Committee and a
Risk Committee.

The purposes and activities of
the Audit

and Risk

Committees are contained
within

their respective reports on pages 11 and
25   respectively.

Internal

and

external audit

functions
The Board

together with the Audit Committee
is responsible for ensuring

the independence
and effectiveness of the internal

and external
audit

functions. For

this reason, the Audit
Committee

members

met regularly

with the
Group Chief

Internal Auditor and external audit
partner

,

without

management present. The
appoi

ntment and removal of the Group Chief
Internal

Auditor is

a matter reserved to the
Audit

Committee and the appointment,

and
removal

,

of the external auditors, is a

matter
reserved to the Board.

Neither task is
delegated

to management. This is

explained

in
detail

on pages 11 to 17
  of the Audit
Committee

report.

Company’s position

and

prospects
The Board,

together with the Audit Committee,
is responsible for ensuring

the integrity of
this Annual

Report and that the financial
statements as a whole present a fair,

balanced
and understandable

assessment

of the Group
and the Company’s

performance,

position and
prospects. This is explained

in detail on pages
11 to 17 of the Audit

Committee report.
Risk management

and

internal
control
The Directors are responsibl

e

for ensuring that
management

maintains an effective system
of risk management

and internal control and for
assessing its effectiveness. Such a system is
designed

to identify,

evaluate and manage,
rather than eliminate,

the risk

of failure

to
achieve

business objectives and can only
provide

reasonable and

not absolute
assurance against material

misstatement
or loss.

The Group

is committed to operating within

a
strong system of internal

control. Barclays has
an overarching

framework

that sets out the
approach

of the Group to internal governance,
The Barclays Guide
. This

establishes the
mechanisms,

principles and processes through
which management

implements the strategy
set by the Board.

Processes are in place

for identifying,
evaluating

and managing the Principal Risks
facing

the Group in accordance with

the ‘
Guidance

on Risk

Management,

Internal
Control and

Related Financial and Business
Reporting

published by the FRC. A key
component

of The Barclays Guide is the
ERMF. The

purpose of the ERMF is to identify
and set minimum

requirements in respect of
the main

risks

to the strategic

objectives of the
Group. There

are eight Principal Risks

under
the ERMF: Credit risk, Market risk, Treasury
and capital

risk,

Operational

risk,

Model

risk,
Reputation

risk,

Conduct risk and

Legal

risk.
The system of risk management

and internal
control is set out in the

risk

frameworks relating
to each of our eight

Principal Risks and the
Barclays Control Framework, which details
requirements for the delivery

of control
responsibilities.

Group-wide frameworks,
policies and

standards enable Barclays to meet
regulators’ expectations

relating to internal
control and

assurance.

Barclays PLC

2019 Annual Report on Form 20-F

Effectiveness

of

internal controls
Key controls are assessed on a regular basis
for both design and

operating effectiveness.
Issues arising out

of these assessments,
where appropriate,

are reported to the Audit
Committee.

You

can read more about the work
of the Audit

Committee on pages 11 to 19

.

The Audit

Committee also reviews

annually

the
risk management

and internal control system,
which includes

the ERMF.

It has concluded
that, throughout

the year ended 31 December
2019 and

to date, the Group has operated a
sound system of internal

control that provides
reasonable

assurance of financial and
operational

controls

and compliance

with laws
and regulations. For more details on

that
evaluation

and its conclusions please see
pages 11 to 19

.

The review

of the effectiveness of the system
of risk management

and internal control is
achieved

through reviewing the effectiveness
of the frameworks, principles and

processes
contained

within The Barclays Guide, the
ERMF and the Barclays Control

Framework.

Regular

reports are made to the Risk
Committee

and the Board covering significant
risks, measurement

methodologies and
appropriate

risk

appetite

for the Group. The
Audit

Committee oversees the control
environment

(and remediation of related
issues), and assesses the adequacy

of credit
impairment.

Further

details of risk

management
procedures and potential

risk

factors are given
in the Risk review and risk management
sections on pages 87 to 170.

Controls over

financial reporting

A framework of disclosure controls and
procedures is in place

to support the approval
of the financial

statements of the Group.
Specific

governance committees are
responsible for examining

the financial reports
and disclosures to ensure that they

have been
subject to adequate

verification and comply
with applicable

standards

and legislation.

These committees

report their conclusions
to the Audit

Committee, which debates its
conclusions and

provides further challenge.
Finally,

the Board scrutinises

and appr

oves
results announcements and

the Annual Report,
and ensures that appropriate

disclosures

have
been made.

This

governance

process

ensures
that both

management and

the Board are given
sufficient

opportunity to debate and challenge
the financial

statements of the Group and other
significant

disclosures before they are made
public.
Management’s report

on internal
control over

financial reporting

Management

is responsible for establishing
and maintaining

adequate internal control over
financial

reporting under

the supervision of the
principal

executive and financial officers, to
provide

reasonable assurance regarding the
reliability

of financial reporting and the
preparation

of financial statements,
in accordance

with International Financial
Reporting

Standard

s

(IFRS). Internal control
over financial

reporting includes policies and
procedures that pertain

to the maintenance
of records that, in reasonable

detail:

■ Accurately

and fairly reflect transactions
and dispositions

of assets;

■ Provide

reasonable assurances that
transactions are recorded as necessary to
permit

preparation of financial statements in
accordance

with IFRS and that receipts and
expenditures are being

made only in
accordance

with authorisations of
management

and the respective Directors;
and

■ Provide

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

cond

itions, or

that
the degree

of compliance with the

policies
or procedures may deteriorate.

Management

has assessed

the internal

control
over financial

reporting as

of 31 December
2019.

In making its assessment, management
utilised

the criteria set out in the 2013 COSO
framework and concluded

that, based on its
assessment, the internal

control over financial
reporting

was

effective

as

of 31 December
2019.

Our independent

registered public accounting
firm has issued a report on the Group’s internal
control

over financial

reporting, which is

set out
on page

s

201

to 204.

The system of internal

financial and operational
controls is also subject to regulatory

oversight
in the UK and overseas. Further information

on
supervision by the financial

services

regulator

s
is provided

under Supervision and Regulation
in the Risk review section on pages 171 to 177

.
Changes

in internal

control
over financial

reporting

There have

been no changes that occurred
during

the period covered by this report, which
have materially

affected or are reasonably
likely to materially

affect the Group’s internal
control over financial

reporting.

Remuneration
The Company

has a Remuneration Committee,
the purpose and activities of which

are
described in

the Remuneration Committee
reports on pages 44 to 82.

The Board

has delegated responsibility
for the consideration

and approval of
the remuneration

arrangements

of the
Chairman,

the Executive Directors, other
senior executives and

certain

Group
employees to the Remuneration

Committee.
The Remuneration

Committee, when
considering

the remuneration policies and
practices, seek to ensure that they support the
Company’s strategy and promote

the long

-term
success of the business and that

they are
aligned

to the successful delivery of the
Group’s strategy. All

execut

ive and senior
management

remuneration policies be
developed

in accordance with the Group’s
formal

and transparent

procedures

(ensuring
that no Director is involved

in deciding his/her
own remuneration

outcome) and having regard
to workforce remuneration

and related policies
and the alignment

of incentives

and rewards
with culture.

All Remuneration Committee
members demonstrate

independent judgement
and discretion

when determining and
approving

remuneration outcomes. The Board
as a whole,

with the Non

-Executive Directors
abstaining,

considers annually the fees paid to
Non-Executive

Directors.

Information

on the
activities of the Remuneration

Committee in
2019 can be found

in the Remuneration Report
on pages 44 to 82.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT

Other

statutory

information

The Directors present their
report together with

the audited
accounts for the year ended 31
December 2019.

Other information

that is relevant to the
Directors’ Report, and which

is incorporated
by reference into

this report, can be located
as follows:

Page
Remuneration

policy, including
details

of the remuneration of
each Director and

Directors’
interests in shares
51
Corporate governance

report
2
Risk review 87

Disclosures required pursuant

to Large
and Medium

-sized Companies

and Groups
(Accounts and Reports) Regulations

2008
as updated

by Companies (Miscellaneous
Reporting)

Regulations 2018 can be found
on the following

pages:

Page
Engagement

with employees
(Sch. 7, para 11 and

11A
2008/2018

Regs.)
83-86
Policy

concerning the employment
of disabled

persons
(Sch. 7, para 10 2008 Regs)
93
Engagement

with suppliers,
customers and others in a
business relationship
(Sch. 7, para 11B 2008/2018
Regs)
40
Financial

instruments
(Sch. 7, para 6 2008 Regs)
235
Hedge accounting

policy
(Sch. 7, para 6 2008 Regs)
239

Disclosures required pursuant

to Listing
Rule 9.8.4R

can be found on the following
pages:

Page
Long

-term incentive schemes
54
Waiver of Director emoluments 82
Allotment

for cash

of equity

securities
274
Waiver of dividends 39

Profit and dividends

Statutory

profit after tax for 2019 was £3,354m

(2018: £2,583m).

The 2019 full year dividend
of 6.0p

per share will be paid

on 3 April 2020 to
shareholders whose names are on the
Register of Members at the close of business
on 28 February 2020.

With the 2019 half year
dividend

totalling 3.0p per ordinary share, paid
in September

2019, the total distribution for
2019 is 9.0p

(2018: 6.5p)

per ordinary share.
The half

year and full year dividends for 2019
amounted

to £1,201

m

(2018: £768m).

The nominee

company of certain Barclays’
employee

benefit trusts

holding

shares

in
Barclays in connection

with the operation of the
Company’s share plans has lodged

evergreen
dividend

waivers on shares

held

by it that have
not been

allocated

to employees. The total
amount

of dividends waived during the year
ended

31 December 2019

was

£1.58m (2018:
£0.85m).
The Company

understands the importance of
delivering

attractive cash returns

to
shareholders. The

Company is therefore
committ

ed to maintaining an appropriate
balance

between total cash returns

to
shareholders, investment

in the business,

and
maintaining

a strong capital position. Going
forward, the Company

intends to pay a
progressive ordinary dividend

taking into
account

these objectives, and

the earnings
outlook of the

Group. It is also the Board’s
intention

to supplement the ordinary dividends
with additional

cash returns,

including

share
buy backs, to shareholders as and when
appropriate.

The Board

notes that in determining any
proposed distributions

to shareholders,
the Board will

consider the expectation
of servicing more senior securities.

Board of Directors
The names

of the current Directors of
Barclays PLC, along

with their biographical
details,

are set

out on pages 3 to

5
  and are
incorporated

into this report by

reference.
Changes to Directors during

2019 are set out
below.

Name Role
Effective
date of
appointment/
resignation
Nigel
Higgins
Non-Executive
Director &
Chairman
Appointed
1 March 2019
John
McFarlane
Chairman Resigned
2 May 2019
Sir Gerry
Grimstone
Non-Executive
Director
Resigned
28 February
2019
Reuben
Jeffery
Non-Executive
Director
Resigned
2 May 2019
Dambisa
Moyo
Non-Executive
Director
Resigned
2 May 2019
Mike
Turner
Non-Executive
Director
Resigned
2 May 2019
Dawn
Fitzpatrick
Non-Executive
Director
Appointed
25 September
2019

Barclays PLC

2019 Annual Report on Form 20-F

Appointment and retirement
of Directors
The appointment

and retirement of Directors is
governed

by the Company’s Articl

es

of
Association

,

the Code, the

Companies

Act
2006 and

related legislation.

The Articles

may only

be amended by a special
resolution

of the shareholders. The Board has
the power to appoint

additional Directors or

to
fill

a casual vacancy amongst the Directors.
Any such Director holds office

only until the
next AGM and

may offer himself/herself

for re-
election.

Consistent with the recommendation
in the Code,

all Directors will stand for election
or re-election

at the 2020 AGM.

Directors’ indemnities
Qualifying

third party indemnity provisions
(as defined

by section 234 of the Comp

anies
Act 2006) were in force during

the course of
the financial

year ended 31 December 2019 for
the benefit

of the then Directors

and, at the
date of this report, are in force for the benefit

of
the Directors in relation

to certain losses

and
liabilities

which they may incur (or have
incurred) in

connection with

their duties,
powers or office.

In addition, the Company
maintains

Directors’ &

Officers’ Liability
Insurance which gives appropriate

cover
for legal

action brought against its Directors.

Qualifying

pension scheme indemnity
provisions (as defined

by section 235 of the
Companies

Act 2006) were in force during
the course of the financial

year ended 31
December 2019

for the benefit of the then
Directors, and at the

date of this report are
in force for the benefit

of directors of

Barclays
Pension Funds Trustees Limited

as

Trustee
of the Barclays Bank UK Retirement

Fund.
The directors of the Trustee

are indemnified
against liability

incurred in connection with that
company’s activities

as

Trustee of the Barclays
Bank UK Retirement

Fund.
Similarly,

qualifying pension scheme
indemnities

were in force during 2019 for
the benefit

of directors of

Barclays Capital
International

Pension Scheme (No.1), and
Barclays PLC Funded Unapproved

Retirement
Benefi

ts

Scheme. The directors of the Trustee
are indemnified

against liability incurred in
connection

with that company’s activities
as Trustee of the schemes above.

Political donations
The Group

did not give any

money for political
purposes in the UK, the rest

of the EU or
outside of the

EU, nor did it make any political
donations to political

parties

or other political
organisations, or to any independent

election
candidates, or incur any political

expenditure
during

the year.

In accordance

with the US Federal Election
Campaign

Act, Barclays provides
administrative

support to a federal Political
Action

Committee (PAC) in the

US funded by
the voluntary

political contributions of eligible
employees. The

PAC is not controlled by
Barclays and all

decisions regarding the
amounts and

recipients of contributions are
directed

by a steering committee comprising
employees eligible

to contribute to the PAC.
Contributions

to political organisations reported
by the PAC during

the calendar

year

2019
totalled

$46,000 (2018: $140,000).

Country-

by-country reporting

The Capital

Requirements (Country-by-country
reporting)

Regulations 2013 require the
Company

to publish additional information in
respect of the year ended

31 December 2019.
This infor

mation is available on the Barclays
website: home.barclays/annualreport .

Managing our supply chain
14,000

companies from more than 26 countries
supply Barclays across a broad range of
products and services. Nearly 90% of our third
party spend is concentrated

in the UK and US.

Our supply base is diverse, including

start-ups,
small and

medium

-sized businesses,
businesses owned,

controlled and

operated by
under

-represented segments of local societies
as well as multinational

corporations. Many of
our

suppliers have their

own extensive supply
chains.

Our engagement

with suppliers

is important.
The Directors have regard,

via management
oversight, to the need

to foster business
relationships with

suppliers and, as

such,
engage

with them to ensure adherence to the
Barclays’ Supplier

Code of Conduct and
Supply

Control obligations which cover our
expectations of suppliers

.
.

Adherence

is confirmed through pre

-contract
attestation.

Further, Barclays PLC is

a
signatory to the Prompt

Payment Code in the
UK, committing

to pay our suppliers within
clearly

defined terms. In 2019, we achiev

ed
85% (2018: 82.1%)

on-time payment by value
to our suppliers, meeting

our public
commitment

to the suppliers of 85%.

Environment
Banks have a direct

environmental and social
impact

through their operational footprint, as
well as indirectly

in the way that they mobilise
capital,

advise clients

and develop

products.
Are aim is to help facilitate

the transition to less
carbon intensive

sources

of energy,

while
supporting

economic development and growth
in society by helping

to ensure the world’s
energy need

s

are met responsibly.

Barclays invests in improving

the energy
efficiency

of our operational footprint and
offsets the emissions remaining

through the
purchase of carbon credits. In 2019

we set

a
80% reduction

target from our combined scope
1&2 emissions aligned

to Science Based
Target

methodology by 2025, and

committed

to
procure 100% renewable

electricity for all
operational

needs by 2030 with an interim goal
of 90% by 2025. At the end

of 2019 we have
achieved

a 53% emissions

reduction and

are
currently procuring

60% of our electricity
through

renewable means. We also have a
long

-standing commitment to managing the
environmental

and social risks

associated with
our lending

practices, which is embedded into
our risk processes. A governance

structure is
in place

to facilitate clear dialogue across

the
business and with suppliers around

issues

of
potential

environmental and social risk.

We have disclosed

global greenhouse gas
emissions (GHG) that we are responsible
for as set out by the Companies Act 2006
(Strategic

Report and Directors’ Report)
Regulations

2013.

We will provide additional
disclosure on (i) financing

solutions for the
lower carbon economy,

(ii) environmental risk
management

and (iii) management of our
carbon and environmental

footprint in the
Strategic

Report
  and in Barclays ESG Report
which will

both be available on our website at
home.barclays

/annualreport
in March 2020.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT

Other

statutory

information

Current

Reporting

Year
a
2019
Previous

Reporting

Year
2018
U K &
Offshore
Global
Green
House
Gas
Emissions
UK &
Offshore
Global
Green
House
Gas
Emissions
Global Green House Gas (GHG) Emissions
b

Total

CO
2
e (tonnes)
146,873 278,156
164,197 298,227
Scope 1 CO
2
e emissions (tonnes)
c
17,760 24,276
17,576 25,868
Scope 2 CO
2
e emissions (tonnes)
d
99,276 185,743
116,409 203,126
Scope 3 CO
2
e emissions (tonnes)
e
29,837 68,137
30,212 69,233
Intensity Ratio

Total

Full Time Employees (FTE)
47,800 80,800
49,000 83,500
Total

CO
2
e per FTE (tonnes)
f
3.07 3.44
3.35 3.57
Market based

emissions

Scope 2 CO
2
e market based emissions (tonnes)
d
7,464 110,071
142,107 260,731
Total

gross

Scope 1 & 2 (market based) emissions (tonnes)
25,224 134,347
159,683 286,599
Energy consumption

used to calculate above emissions (kWh)
g
439,840,511 686,138,107
449,546,050 698,527,190

Notes
a

The carbon reporting year for our

GHG emissions

is 1 October to

30 September. The

carbon reporting year

is not fully aligned

to the financial

reporting year covered
by the Directors’ report. Details of our

approach to assurance

over the data will

be included in the

2019 Barclays

ESG report due be

released in

March 2020.

b

The methodology used to calculate our

GHG is the

Greenhouse Gas Protocol.

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

carbon emission

factors, improvements

in data

quality and updates

to estimates

previously applied.

For 2019 we

have applied
the latest emission factors available

at the time

of reporting. Where

our performance

has changed by more

than 1%

we have restated the

balances and baseline.

2018
emissions

have been

updated to reflect

additional consumption

data which

was not available

at the time

of reporting.

The previously reported

figure was

292,151
tCO
2
e.

c

Scope 1 covers direct combustion

of fuels and company

owned vehicles

(from UK only, which

is the most material

contributor).

Fugitive emissions

reported in

Scope

1
cover

emissions from UK,

Americas,

Asia Pacific,

India and

Europe.

d

Scope 2 covers emissions from electricity

and steam purchased

for own use.

Market based emissions

have been

reported for

2018 and 2019.

We have used a

zero
emission factor where we have renewable

contracts already

in place in the

UK, US and Continental

Europe.

e

Scope 3 covers indirect emissions

from business

travel (global flights

and ground transport

from the

UK, USA and India.

USA and India

ground transport

covers
onwards car hire only which has been

provided directly by

the supplier).

Ground transportation

data (excluding

Scope 1

company cars)

covers only countries

where
robust data is available directly from the

supplier.
f

Intensity

ratio calculations

have been

calculated using location

based emission

factors only.

g

Energy consumption data is captured

through utility billing;

meter reads

or estimates. In 2019,

we have reduced

our energy

consumption

by 1.8% versus

2018. We
continue to work on improving the operational

efficiency

of our property portfolio

and in 2019

conducted a

number of projects globally

which

have achieved

a total
energy reduction of 2GWH’s since implementation,

enough energy

to boil 13 million

kettles. In 2019

we have conducted

a number

of LED installations

across our

sites
in the USA, India and in the UK, saving

490 MWh. We

also saved

180 MWh of electricity

globally through

our switch off

campaign

as part of Earth Hour

2019. Across
a number of our large buildings we

have conducted

improvements to the

building management

systems to ensure

efficient

plant run times

and aligning heating

and air
conditioning to the occupancy of our

buildings,

saving 1,300 MWh.

Globally we

have conducted end

of life asset

replacement installing

more energy efficient

plants

in
our buildings and achieving a 200MWh

saving. Finally,

we have continued

with Server Decommissioning

in the UK and completed

cold aisle containment

as well as
LED lighting retrofits at our Cranford

data centre

in the USA saving

circa 260MWh.

Research and development
In the ordinary

course of business, the Group
develops

new products and services in each
of its business divisions.

Share capital

Share capital

structure

The Company

has ordinary shares

in issue.
The Articles

also allow for the issuance of
sterling,

US dollar,

euro and yen preference
shares (preference

shares). No

preference
shares have been

issued as

at11
  February
2020 (the latest

practicable date for inclusion in
this report). Ordinary shares therefore
represent 100% of the total

issued share
capital

as

at 31 December 2019 and

as

at 11

February 2020

(the latest practicable

date for
inclusion

in this report).

Details of the movement

in ordinary share
capital

during the year can be found in Note 28
on page 274

.

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
unle

ss

the Board otherwise

determines.

Barclays PLC

2019 Annual Report on Form 20-F

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
accordan

ce with the Companies Act 2006 and
CREST Regulations.

The Board

is not bound to register a transfer of
partly

-paid ordinary shares

or fully

-paid shares
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
distribution,

and in prio

rity to the holders

of the
ordinary shares and any other

lower ranking
shares in the Company,

and pari passu

with
any other class of preference

shares of similar
ranking, repayment

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

by the rights
attached

to such shares)

be deemed

varied by
the creation

of further shares

ranking equally
with them

or subsequent to them.

Limitations on foreign

shareholders

There are no restrictions imposed

by the
Articles or (subject to the effect

of any
economic

sanctions that may be in force from
time

to time) by current UK laws which relate
only to non

-residents of the UK and which limit
the rights of such non

-residents to hold or
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
are publi

shed via a Regulatory Information
Service and

is available on the

Company’s
website. As at 31 December

2019,

the
Company

had been notified under Rule 5 of
the Disclosure Guidance

and Transparency
Rules of the following

holdings of voting rights
in its shares.

Person
interested
Number of
Barclays

Shares
% of total
voting

rights
attaching
to issued
share
capital
a
Nature of
holding
(direct or
indirect)
BlackRock
Inc
b
1,039,595,156 6.02 indirect
Qatar
Holding
LLC
c
1,017,455,690 5.87 direct
Sherborne
Investors
d
943,949,089 5.48 indirect
The Capital
Group
Companies
Inc
e
855,511,38

5
4.96 indirect

Notes
a

The percentage of voting rights detailed

above was
calculated at the time of the relevant disclosures
made in accordance with Rule 5

of the Disclosure
Guidance and Transparency Rules.

b

Total shown includes 6,950,721 contracts for
difference to which voting rights are attached.

Part
of the holding is held as American

Depositary
Receipts. On 4 February 2020, Blackrock

Inc
disclosed by way of Schedule 13G filed

with the
Securities Exchange Commission

beneficial
ownership of 1,149,011,610 ordinary shares of

the
Company,

representing

6.6% of that

class of
shares.
c

Qatar Holding LLC is wholly-owned by
Qatar Investment Authority.

d

We understand from disclosures that

the
Sherborne shares are held via three funds
ultimately

controlled

by Edward Bramson

and
Stephen Welker in their capacity as managing
directors of Sherborne Investors Management

GP,
LLC (Sherborne Management GP),

and Sherborne
Investors GP,

LLC. Sherborne

Management GP

is
the general partner of Sherborne Investors
Management LP (Sherborne Investors)

which is the
investment manager of each of the three

funds
beneficially interested in the Sherborne

shares
being Whistle Investors LLC, Whistle

Investors II
LLC and Whistle Investors III LLC. Amendment
No.2 to a Schedule 13D filing, filed

on 7 November
2019, also disclosed that certain funded

derivative
transactions,

which

were used to purchase
505,086,254 of such shares, have been

extended
to expire on various dates during the period
beginning 14 December 2021 (previously

21
October 2019) and ending 22

July 2022 (previously
16 March 2021).

e

The Capital Group Companies Inc

(CG) holds its
shares via

CG Management

companies.

Part of the
CG holding is held as American Depositary
Receipts.

Barclays PLC

2019 Annual Report on Form 20-F

DIRECTORS’

REPORT
Other

statutory

information

Between

31 December 2019

and 11 February
2020 (the latest

practicable date for inclusion
in this report), the Company

was

notified

that
Capital

Group Companies Inc, now holds
863,929,297

Barclays shares,

representing
4.99% of the total

voting right attached to the
shares and that

Norges Bank

now holds
525,031,736

Barclays shares,

representing
3.03% of the total

voting rights attached to the
shares.

Powers of Directors to

issue or
buy back the Company’s

shares
The powers of the Directors are determined
by the Companies

Act 2006 and the Articles.
The Directors are authorised

to issue and
allot

shares

and to buy back shares subject
to annual

shareholder approval at the AGM.
Such authorities

were granted by shareholders
at the 2019 AGM.

It will be proposed at the
2020 AGM

that the Directors be granted new
authorities to allot

and buy back shares.

Repurchase of shares
The Company

did not repurchase any of its
ordinary shares during

2019 (2018: none).
As at 11
February 2020

(the latest practicable
date for inclusion

in this report) the Company
had an unexpired

authority to repurchase
ordinary shares up to a maximum

of 1,714m
ordinary shares.

Distributable reserves
As at 31 December

2019, the distributable
reserves of Barclays PLC were £22,457m.

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

s

201

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

In preparing

each of the Group and Company
financial

statements,

the Directors are required
to:

■ Assess the

Group and Company’s

ability to
continue

as

a going

concern, disclosing, as
applicable,

matters related to going
concern; and

■ Use

the going

concern basis

of accounting
unless they either

intend to liquidate the
Group or the Company

or to cease
operations,

or have no realistic alternative
but to do so.

Preparation

of

accounts
The Directors are required

by the Companies
Act 2006 to prepare

Group and Company
accounts for each financial

year and, with
regards to Group accounts, in

accordan

ce

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

statements the Group and the
Company

have used appropriate accounting
policies, supported

by reasonable judgements
and estimates,

and that all

accounting
standards which they

consider to be applicable
have been

followed.

The Directors are satisfied that the

Annual
Report and Financial

Statements, taken as

a
whole,

are fair, balanced

and understandable,
and provide

the information necessary for
shareholders to assess the Group

and the
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

are
set out on pages 3 to 5,

confirm

to the best of
their knowledge

that:

(a)

the financial

statements, prepared in
accordance

with the applicable set of
accounting

standards, give a true and fair
view of the assets, liabilities,

financial
position

and profit or loss

of the Company
and the undertakings included

in the
consolidation

taken as

a whole; and

(b)

the management

report, on pages 6 to 42
in the Strategic

Report available at
home.barclays/annualreport

includes a
fair review of the development

and
performance

of the business

and the
position

of the Company and the
undertakings included

in the consolidation
taken as a whole,

together with a
description

of the principal risks
and uncertainties that

they face.

By order of the Board

Stephen Shapiro
Company Secretary

12 February 2020

Registered in

England

.
Company

No. 48839

Barclays PLC

2019 Annual Report on Form 20-F

REMUNERATION

REPORT
Annual

statement

from the

Chairman
of the

Board Remuneration

Committee

Contents

Page
Annual

statement
44
Group-wide

remuneration philosophy
49
Remuneration

policy for all
employees
51
Directors’ remuneration

policy
52
Annual

report on Directors’
remuneration
63

Remuneration

Committee

members

Meetings attended/
Chairman eligible to attend
Crawford Gillies 5/5
Members

Tim

Breedon
5/5
Mary Francis 5/5
Dambisa Moyo
(1 Jan 2019

- 2

May 2019)
2/2

Dear Fellow

Shareholders
I am pleased

to present the Directors’
Remuneration

Report for 2019. The
Committee

has had many important matters to
consider during

the year. Barclays’ Fair Pay
agenda

continues to play an important role in
guiding

the Committee in its decision

-making,
and we are proud to publish

our second Fair
Pay Report. We are also publishing

a separate
Pay Gaps Report, so that our pay gaps are
explained

as

clearly

as

possible.

As part of this report we are introducing

our
new Directors’ Remunerat

ion Policy (“DRP”)
for shareholders to consider as part of voting
at the 2020

Annual General Meeting

(“AGM”)
in May.

The current DRP was approved
by shareholders in 2017.

A summary of the
changes proposed is included

in this
statement,

and the full policy is detailed
on pages 52 to 62   of this report.

We also met with

multiple shareholders
following

the voting outcome on the Directors’
Remuneration

Report (Resolution 2) at the
2019 AGM.

The engagement was
constructive, and

helped to clarify the reasons
for the outcome

of the vote. Following the
engagement,

we published a statement setting
out our response to the voting

outcome. The
statement

is set out on page 80

.

Fair Pay and
Pay Gaps Reports
We have continued

to evolve our Fair Pay
agenda

during 2019,

and are pleased to
publish

our second Fair Pay Report, reporting
our progress against

our five themes.

This year we have also

published a

Pay Gaps
Report, including

both our

Gender Pay Gap
results and

our Ethnicity Pay

Gap disclosure,
which we are making

for the second year on a
voluntary

basis.

Our stakeholders
One of the key principles

of our remuneration
philosophy

is that stakeholder views

are
considered

when we design remuneration
policies and

determine pay outcomes. In
practice,

this means listening to and engaging
with our stakeholders, including

our
shareholders, employees

and regulators, as
well as considering

broader societal factors.

Our Fair Pay agenda

helps us to engage with
different

stakeholders

on pay. Key highlights
for 2019 include

the agreement of a new one
year pay deal

with Unite,

with an above
inflation

budget of 2.75%, and with higher
increases for the most junior

entry grades. We
have also started to expand

globally

our UK
living

wage commitment by working with the
Fair Wage Network. Separately,

the
Committee

has focused on reviewing wider
workforce polic

ies

as well as their pay
outcomes in

more detail. We have a strong
partnership

with Unite

in the UK, and actively
engage

with Works

Councils in

other locations.

We discussed our new plans for the DRP with
major shareholders. The

discussions

were
informative

and productive, and we thank our
shareholders for their willingness to engage.
The main

change, aligned with our Fair Pay
agenda,

is a

reduction in

pension allowance
for the Executive

Directors. This voluntary
change

by the Executive Directors is set out in
more detail

on page 47.

While we have

considered

alternative variable
pay structures for the Executive

Directors, we
cannot see a superior acceptable

approach
and so have decided

to retain the existing
structure. We will

keep this under review as
market practice develops.

Barclays PLC

2019 Annual Report on Form 20-F

REMUNERATION

REPORT
Annual

statement:
Summary

of 2019

pay outcomes

Performance and pay
Rewarding

sustainable performance is a
crucial

aspect of our remuneration philosophy
and so the Committee

spent considerable time
understanding

performance. While it was
another

challenging year with global
macroeconomic

and political uncertainties at
play

,

profit before tax excluding litigation

and
conduct

(PBT) is up 9% from 2018. Group
return on tangible

equity excluding litigation
and conduct

(RoTE) is 9.0%, in line with our
target for 2019,

and costs

are also in line

with
our 2019 guidance

of less

than £13.6bn. Our
capital

position is strong,

with a CET1 ratio

of
13.8%. The

Committee recognises that
significant

progress

on financial

performance
has now been achieved

over a sustained
period.

Non-financial

performance has also been
strong. Customer and client

outcomes are
positive,

with improvements in Net Promoter
Score® (NPS) for Barclays UK and
Barclaycard,

and an increase in the take-up of
mobile

banking. Complaints in Barclays UK
are down 8% from 2018,

though we recognise
we need

to go further and fa

ster. Our
employee

engagement survey score

is down
slightly

on 2018, driven by various factors
including

the tools and resources

available

to
employees. This

is already an area of
management

focus and investment for the
Group. Considering

our broader impact

on
Society,

global carbon emissions are down by
53%, and we have helped

over 2m people
improve

their employability skills through
LifeSkills.

Over the years, we have considered

the
appropriate

balance between returns to
shareholders and rewarding

employees. This
year, the Committee

has approved an
incentive

pool of £1,490m, down 10% from
2018.

After much deliberation, we feel

that this
outcome

strikes

the right balance

between our
shareholders and our employees,

enabling us
to further improve

returns to our shareholders
while

also maintaining a competitve pay
opportunity

for our wider workforce.

Executive

Director remuneration
outcomes
The annual

incentive outcomes

for Jes Staley
and Tushar Morzaria

are assessed

with
reference to a set framework against pre-
determined

financial, strategic and personal
measures and objectives.

For 2019,
performance

against the financial objectives
(representing

60% of the overall

measures)
has been very strong, with targets exceeded.
Strategic

and personal performance has also
been strong – full

details of this assessment
are set out on pages 63 to 68.

Using the framework, the annual

bonus
outcomes for Jes Staley

and Tushar Morzaria
were 83.3% and 84.3%

of maximum
respectively.

The Committee considered these
outcomes in

the

context of pay outcomes for
the wider workforce for 2019.

As part of its deliberations,

the Committee
noted that

the outcomes for the Executive
Directors were increasing

at a time when

the
overall

incentive pool was

decreasing.

While
recognising

that th

is

is not an unusual
outcome

given the structured formulaic
approach

applied to Executive Directors’
incentives (e.g. in

2018,

Executive Directors
outcomes were down slightly,

while the overall
incentive

pool was up), the Committee
determined

that for 2019 it would be
appropriate

to apply a discretionary reduction
to the formulaic

Executive Directors’ outcome
in line

with the broader pool reduction.
Applying

the 10% discretionary reduction
results in a bonus outcome

of 75.0% for Jes
Staley

and 75.9% for Tushar Morzaria.

Separately,

the Committee decided to make
an award under the 2020

-2022 Long Term
Incentive

Plan (LTIP) cycle to both Executive
Directors with a face value

at grant of 120% of
Total

fixed pay, reflective

of the strong

2019
performance.

The outcome

of the 2017-2019 LTIP

which is
due to vest in June

2020 is set out on pages
68 to 72.

Looking ahead
We will

continue to focus on our Fair Pay
agenda

during 2020, including reviewing living
wages for locations

outside of the UK, US and
India.

We will also look to further our work on
pay simplification,

and will continue to engage
with our shareholders and

other stakeholders
on pay.

Crawford Gillies

Chairman,
Board Remuneration

Committee

February 2020

Annual bonus

Jes Staley

£1,647k

75.0% of maximum

75.0%

Tushar Morzaria

£1,123k

75.9% of maximum

75.9%

2017-2019 Long Term Incentive Plan (LTIP)

Jes Staley

£1,478k

48.5% of maximum

48.5%

Tushar Morzaria

£942k

48.5% of maximum

48.5%

Annual bonus performance measures (% weighting)

Financial (60%)

Profit before tax
excluding L&C and material items (50%)[a]

91%

Cost: income ratio
excluding L&C and material items (10%)[a]

80%

Strategic non-financial (20%)

70%

Personal objectives (20%)

Jes Staley

80%

Tushar Morzaria

85%

Notes
The Committee applied a discretionary reduction of 10% (in line with the broader pool reduction) to the formulaic outcome outlined above, which resulted in an overall outcome of 75.0% for Jes Staley and 75.9% for Tushar Morzaria.

a No material items.

LTIP performance measures (% weighting)

Financial (70%)

RoTE
excluding material items (25%)

32%

CET1 ratio (25%)

78%

Cost: income ratio
excluding material items (20%)

0%

Risk Scorecard (15%)

73%

Strategic non-financial (15%)

67%

Executive Directors: remuneration outcomes

Jes Staley

£m

2019
2018
Max
5.93
3.86[a,b]
8.30
Fixed Pay
Pension and benefits
Annual bonus
LTIP

a Jes Staley was not a participant in the 2016-2018 LTIP cycle; the LTIP figure for 2018 is therefore zero for him.

b This outcome does not reflect the malus applied to Jes Staley's 2016 variable compensation, which is required to be included in the 2018 single total figure table.

Tushar Morzaria

£m

2019
2018
Max
3.97
3.47
5.60
Fixed Pay
Pension and benefits
Annual bonus
LTIP

Executive Directors: share ownership

Actual Requirement

Jes Staley

Date of appointment: 1 December 2015

£000

9,461
5,492

Tushar Morzaria

Date of appointment: 15 October 2013

£000

6,451
3,700

Barclays PLC

2019 Annual Report on Form 20-F

Barclays PLC

2019 Annual Report on Form 20-F

Annual

statement:
Key changes

to the

DRP

Directors’ Remuneration Policy
Barclays’ policy

on remuneration

for the Directors

was last reviewed in 2016, and

approved by 97.91% of the shareholder vote at the May 2017
AGM.

Overall,

the current DRP has served

its purpose, enabling

the Committee to deploy remuneration in a manner consistent with our philosophy, while recognising

that the Committee is unable to change some aspects of the policy (e.g. because of regulatory requirements).

The review

of the DRP by the Committee

has provided an opportunity to consider the policy against the Fair Pay agenda and the most recent guidance

from shareholders

and proxy agencies.

Following

engagement

with major shareholders,

the Investment

Association, ISS and Glass

Lewis, the key changes proposed are set out below.

What are the key

changes to the DRP?

Key changes
Fixed Pay
In line

with the approach outlined at the start of the last DRP, the Committee has reviewed its

approach

to Fixed Pay for the
Executive

Directors. Consequently,

having taken into account a number of factors,

the following

Fixed Pay increases

are
proposed:
CEO:
An increase of 2.1%, resulting

in proposed Fixed Pay of £2,400,000
Jes Staley joined

Barclays in December 2015, and this is

the first Fixed Pay increase proposed

since that time. His increase is
below the

average increase for UK employees, for the 2019/20 annual pay review.
Group Finance

Director (GFD):
An increase of 4.5%, resulting

in proposed Fixed Pay of £1,725,000
Since the

last DRP, Tushar Morzaria

has taken on additional responsibilities as

a result of our new legal

entity structure. He
oversees additional

complexities associated with capital management

and financial reporting post ring-fencing and the
establishment

of the US

Intermediate

Holding Company. In addition, he has taken accountability for Group Strategy.

This

is the
first increase for Tushar Morzaria

proposed since the last DRP was approved i

n

2017.
We will

continue to deliver Fixed Pay 50% in cash and 50% in shares (delivered quarterly and subject to a holding period with
restrictions lifting

over a period of five years). Going forward, it is intended that Fixed Pay for the Executive

Directors

is reviewed
annually,

to align with the employee review cycle, and enhance transparency.
Wider workforce context
The average

annual increase for Fixed Pay for UK employees is

2.7%, with differentiation

within that based on a number of
factors. We

agreed a one

-year pay deal with Unite, covering c.45,000 UK employees at junior and middle management levels
with a fixed

pay increase budget

of 2.75%. Over the term of the prior DRP, the average

cumulative increase provided to the UK
wider workforce was 10%.
Pension
In our new policy,

our Executive Directors have volunteered to reduce their contractual pension allowance to 5% of Fixed Pay
(equivalent

to 10% of Fixed cash)

– a decrease of £276,000

for the CEO and a decrease of

£113,750

for the GFD.
Wider workforce context
For comparison,

we operate two pension plans in the UK, Afterwork,

a contributory

legacy cash balance defined benefit plan
(effective

employer contribution cost of 21.2% of salary), and the Barclays Pension Savings Plan, a defined contribution plan for
new joiners (current employer

contribution rate of 10% of salary).
The Committee

also reviewed the pension arrangements for the wider workforce. The outcome of this review was to change the employer

contribution rate from 10% to 12% for our most junior employees (c.17,500 employees). This will be implemented during
2020.
In addition,

the following actions have already been taken to further improve pensionable pay.
■

We have rolled

all fixed and permanent allowances into pensionable pay; and

■

In BUK, we have transferred a material

portion of bonus opportunity into salary for customer facing staff (c.19,500 employees) further increasing

pensionable pay.
Our policy

on pension

for any new Executive Director will also be changed to align with the revised approach for existing
Executive

Directors.

Barclays PLC

2019 Annual Report on Form 20-F

What are the key

changes to the DRP?
continued

Key changes
Variable pay
Going

forward we will express the variable pay opportunity as a proportion of Fixed Pay,

excluding pension.
This presentational

change is required as variable pay opportunity is currently presented as a multiple of Total fixed pay (i.e.
Fixed Pay and

pension). This approach was initially adopted to clearly demonstrate compliance with the regulatory 2:1 regime
(which classifies pension

as

fixed remuneration

for 2:1 purposes).

Without

making this change,

there would be an unintended
reduction

in the maximum variable pay opportunity for the Executive Directors.
This new way of expressing the variable

pay opportunity does not affect regulatory compliance.
The maximum

variable pay opportunity will therefore be 233% of Fixed Pay for the CEO and 224

%

for the GFD. The
apportionment

between annual bonus

and LTIP

(currently 40:60) will be maintained, resulting in a maximum annual bonus opportunity

of 93% for the CEO and 90% for the GFD and a maximum LTIP

opportunity of 140% and 134% respectively.

The diagrams below

illustrate the maintenance of the variable pay opportunity based on the current level of Fixed Pay.

Shareholding
requirements
In line

with best practice guidance, post-termination shareholding requirements will be increased to align with requirements
during

employment. Unvested shares (net of tax) may contribute

to meeting this

post-termination

requirement provided that
there are no outstanding

performance conditions.
Shareholding

requirements during employment remain unchanged, although going forward we will express them as a
proportion

of Fixed Pay only, in line with our approach to variable pay.

This also ensures

that our shareholding

requirements
are not reduced

because of the change to pension

allowance.
The requirement

during employment will therefore be: 233% of Fixed Pay for the CEO and 224% of Fixed Pay for the GFD.

Summary
Overall,

under the new policy,

the net outcome across

Fixed Pay and

pension

is a

reduction of £226,000

for the CEO and £38,750 for the GFD.
Maximum

total compensation is down 2% for the CEO and up 2% for the GFD.

Barclays PLC

2019 Annual Report on Form 20-F

Group-wide

remuneration

philosophy

Remuneration philosophy
While “fairness” has been a consideration

and focus when making pay decisions at Barclays for

many years, we reported on our approach

to pay
fairness for the first time

in 2018, when we published our Fair Pay agenda as part of the 2017 Annual Report.

Given the importance of

our Fair Pay
agenda,

we have now formally included “fairness”

in our Remuneration

Philosophy. Similarly,

we have incorporated our long held view with regards
to the need to consider

the perspectives of all of our stakeholders, not just investors.

To

attract and retain

the people who can best deliver for our customers and clients, we must pay fairly and appropriately

– balancing the interests

of
all our stakeholders. Our policies

and practices reward sustainable performance

in line with our values

and risk

expectations.

They are fair,
transparent and

as

simple

as

possible.

This is our remuneration

philosophy. It’s how we

have continued

to make remuneration decisions and set remuneration policies during 2019, and it applies

to all of our employees globally

,

as

well as our Executive

Directors.
Barclays’ remuneration philosophy
Attract and retain

talent

needed

to
deliver

Barclays’ strategy
Long

-term success

depends on the

talent of our employees. This means attracting

and retaining
an appropriate

range of talent to deliver against our strategy, and paying

the right amount for
that talent
Align pay with

investor

and

other
stakeholder interests
Remuneration

should be designed with appropriate consideration of the views, rights and interests of stakeholders. This means listening

to our shareholders, other investors, regulators,
government,

customers

and employees and ensuring

their views

are appropriately

considered in
remuneration

decision-making
Reward

sustainable performance
Sustainable

performance means making a positive contribution to stakeholders, in both the short and longer

term, playing a valuable role in society
Support Barclays’

Values and

culture
Results must be achieved

in a manner consistent with our Values. Our Values and

culture
should
drive the way that business is conducted
Align with risk appetite,

risk exposure
and

conduct expectations
Designed to reward employees

for achieving results in line with the

Bank’s

risk appetite

and
conduct

expectations
Be fair, transparent

and

as simple as
possible
We are committed

to ensuring pay is fair, simple and transparent for all our stakeholders. This means all

employees and stakeholders should understand how we reward our employees and fairness should be a lens through

which we make remuneration decisions

Review of

wider workforce policies, practices and pay

outcomes
During 2019,

the Committee formalised its approach to ensuring consideration of wider workforce interests in remuneration,

reviewing both
remuneration

policies, practices and pay outcomes for

the wider workforce.

Wider workforce remuneration

policies were

reviewed

against

the following criteria:

■ The

Remuneration

Philosophy;
■ Barclays’ Fair Pay agenda;
■ Barclays’ purpose,

values, conduct

expectations and supporting long

-term success;

and
■ Executive

Director and senior management remuneration policies.

The policies were found

to be well

-aligned

with the criteria. The Remuneration Philosophy principles are reflected in the policies, while the themes of our Fair Pay agenda

are embedded in

our practices. Barclays’

purpose, values, conduct

expectations and long-term success

are supported by
our approach

to performance management and

remuneration. Remuneration is also adjusted to take

account

of risk

and conduct

matters.

Wider workforce policies are also well

aligned with those for the Executive Directors and senior management, including the setting of Fixed Pay
using market benchmarks and the determination

and delivery of annual discretionary incentives. Where differences occur, they are based on policies that

reflect senior management’s ability

to influence overall business

outcomes (e.g. greater

portion of pay delivered through variable pay)
and align

senior colleagues

more closely with

shareholders

such as the delivery of some Fixed

Pay in shares, delivery of a high proportion of
incentives in

shares and the use of LTIP for the Executive

Directors.

As outlined

earlier,

the Executive Directors

have voluntarily

decided to reduce their contractual pension allowance to 5% of Fixed Pay (equivalent to
10% of Fixed cash).

The Committee

took both top

-down and bottom-up approaches

to the review of pensions, agreeing

to reduce the pension allowance for Executive
Directors, and also reviewing

the offering for the wider workforce. As

a result, we are enhancing

the employer pension contribution for c.17,500 UK
employees, i

ncreasing from 10% to 12%, as outlined on page 51.

The Committee

also reviewed the 2019 remuneration outcomes for the wider workforce, in particular in comparison with senior management
outcomes. The

Committee satisfied itself that there was

appropriate

alignment. The Committee Chairman provides updates to the Board on these matters following

each meeting.

Barclays PLC

2019 Annual Report on Form 20-F

Be fair, transparent and as simple as

possible
Paying

fairly and transparently is a key

priority

at Barclays and updating

the Remuneration Philosophy to formalise the link to the Fair Pay agenda indicates our ongoing

commitment to this. The Fair Pay agenda brings together the five themes which explain how we think about fair pay at
Barclays.

Last year we published

our first standalone Fair Pay Report, which set out both our achievements and future priorities. In this year’s report, we provide

an update on our progress, and details of our next prioritie

s.

We use our Fair Pay Report to engage

our employees on pay, explaining our
approach

to fair pay,

including the alignment of the Executive Directors’ and employee pay.

The infographic

below highlights our 2019 achievements. We encourage you to read the full Fair Pay Report and a separate Pay Gaps Report, setting out our mandatory

UK Gender Pay Gap disclosure and voluntary Ethnicity Pay Gap disclosure, which can both be found on
home.barclays/annualreport.

Barclays PLC

2019 Annual Report on Form 20-F

Remuneration

policy

for all

employees

As outlined

on page 49,

Barclays has

a clearly articulated

Remuneration Philosophy. This continues to drive our thinking in how we structure and determine

remuneration for all employees from the most senior (e.g. our Executive

Directors)

to our new apprentices and

graduates. This year we
reviewed

our remuneration policies and practices for alignment

with the Directors’ Remuneration Policy and approaches for senior management, the long

-term success

of Barclays and the Fair Pay agenda.

We continue

to ensure that we comply with all prevailing regulation. We identify individuals who may expose Barclays to material risk,

and pay them
in a way which encourages

alignment of their interests and Barclays. Further information in relation to Material Risk

Taker

s

(“MRTs”) is set

out in
Appendix

E of the Barclays

PLC Pillar 3 Report.

The table

below provides

a summary of the remuneration

approach for employees below the Board, alongside changes made during 2019.

Remuneration

features
Changes

in 2019
Salary
Salaries reflect

individuals’ skills

and experience

and are reviewed
annually.

They are increased

where justified by role change, increased responsibility
or a change

in the appropriate market rate. Salaries may also be
increased in

line with local statutory requirements and in line

with union
and works council

commitments.

We have been

a real living wage employer in the UK since 2013.
Across the UK, the roll

-in of permanent
allowances to salary has increased

the
pensionable

salary for c.21,000 UK employees.

We have introduced

a minimum wage of $15
per hour in the US, and have

engaged

the Fair
Wage Network to further expand

our living
wage coverage

to India, covering 93%

of our
population

globally with “living wage” initiatives.

For c.19,500

customer-facing staff in Barclays
UK, we have rebalanced

pay (more fixed, less
variable)

meaning the amount delivered as
pensionable

salary has

been further

increased.
Role

Based
Pay (RBP)
A small number

of senior employees (c.1% UK employees) receive a class
of fixed pay called

RBP to recognise the seniority, scale and

complexity of
their role.

This may change where justified by role or responsibility change or a change

in the appropriate market rate.
No change
Pension and
benefits
The provision

of a competitive package of benefits is

important

to
attracting

and retaining the talented staff needed to deliver Barclays’
strategy. Employees

have access

to a range of country

-specific company-
funded

benefits, including pension schemes, healthcare, life

assurance
and Barclays’ share plans as well

as

other voluntary

employee funded
benefits.

The cost of providing these benefits is

defined

and controlled.
The employer

pension contribution is set

to
increase from 10% to 12% for c.17,500

UK
junior

employees, remaining at 10% for more
senior employees.
Annual bonus
Annual

bonuses

incentivise

and reward the achievement of Group,
business and individual

objectives, and reward employees for
demonstrating

individual behaviours in line with Barclays’ Values. All
employees are considered,

subject to eligibility criteria.

For senior employees,

an appropriate proportion of their incentive

amount
is deferred to future

years. Deferred bonuses are

generally

delivered in
equal

portions as

deferred cash and shares. They are subject

to either a 3,
5 or 7-year deferral

period

(and further holding periods of six

or 12 months
for deferrals in shares) in line

with regulatory requirements.

Consistent with regulation,

the remuneration of MRTs is subject to the 2:1
maximum

ratio of variable to fixed remuneration.
A new reward strategy for BUK has aligned

a
portion

of incentives for all front

-office Barclays
UK employees,

measuring success against the
same customer-focused metric

for all.
Share plans
We encourage

wider employee share ownership through the all-employee
share plans.
99% (2018: 98%) of the

global

employee
population

is eligible to participate.
Performance
management
Performance

assessment

is based on “what” is achieved

in relation to
individual,

team and business

objectives, as well as “how” this is achieved
in the context

of Barclays’ Values. Both elements are assessed
independently

of each other with no requirement to have an overall rating.
This reinforces the equal

importance of the “what” and “how”.
No change
Risk and
conduct
Risk and conduct

events are taken seriously at Barclays and the
Committee

ensures

that there are in

year adjustments, malus or clawback
applied

to individual remuneration, where appropriate.

In addition

to individual adjustments, the Committee considers collective adjustment

to the incentive pool for risk

and conduct

.
For 2019,

the impact of collective adjustments
is a reduction

of c.£160m.

More information

on our approach to Performance Management, and Risk

and Conduct

are set

out in Appendix

E of the Barclays

PLC 2019 Pillar 3
Report, which can

be found

on home.barclays/annualreport.

Barclays PLC

2019 Annual Report on Form 20-F

Directors’

remuneration

policy

Remuneration

policy – Executive

Directors

Element and purpose Operation
Maximum value

and
performance measures
Fixed Pay

To

reward skills and
experience

appropriate for the
scale, complexity

and
responsibilities

of the role and
to provide

the basis for a
competitive

remuneration
package
Fixed Pay is determined

based on the individual’s role, skills

and
experience

with reference to market practice and market data (on which
the Committee

receives independent advice).

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

Risk and conduct

adjustment, malus and clawback provisions do not apply
to Fixed Pay.
Fixed Pay for Executive

Directors

is
set within

the benchmark range
determined

by the Committee
taking into

account their skills
experience

and performance.

The Fixed

Pay is £2,400,000 for
Jes Staley (Group

Chief Executive)
and £1,725,000

for Tushar
Morzaria

(Group Finance Director).
Increases will

normally

be aligned
to the annual

increase for UK
employees, and

will take into
account changes

in responsibilities
and market conditions.

There are
no performance

measures.
Pension
To

enable

Executive Directors
to build

long-term retirement
savings
Executive

Directors receive an annual cash allowance in lieu of
participation

in a pension arrangement.

Risk and conduct

adjustments, malus and clawback provisions do not
apply

to pension.
The maximum

annual cash
allowance

is 5% of

Fixed Pay
(equivalent

to 10% of fixed cash).

There are no performance
measures.
Benefits

To

provide

a competitive and
cost effective

benefits
package
appropriate

to the
role and location
Executive

Directors’ benefits provision includes, but is

not restricted to,
private medical

cover, annual health check, life and ill health income
protection,

and use

of a Company vehicle and driver when

required for
business purposes (including

any tax liabilities that may arise from this
benefit).

Relocation:

If an Executive Director were to relocate to perform their role, additional

support would be provided for a defined and limited period
of time in

line with Barclays’ general employee mobility policy including, but not restricted to, the

provision

of temporary accommodation, tax
advice,

home leave related

costs,

payme

nt of removal costs

and
relocation

flights for

the Executive

Director, spouse and children. Barclays
will

pay the Executive

Director’s

tax on the relocation

costs

but will

not tax
equalise

and will also not pay the tax on any other employment income.
The maximum

value of benefits
is determined

by the nature of
the benefit

itself and costs

of
provision

may depend on

external
factors, e.g. insurance

costs.

Barclays PLC

2019 Annual Report on Form 20-F

Directors’

remuneration

policy

Element and purpose Operation
Maximum value

and
performance measures
Annual bonus

To

reward delivery

of
short-
term financial

targets
set each
year, the individual
performance

of the Executive
Directors in achieving

those
targets, and their

contribution
to delivering

Barclays’
strategic objectives.
Delivery in

part in shares
with holding

period increases
alignment

with shareholders.
Deferred bonuses
encourage

longer term
focus and retention
Determination of annual bonus

Individual

bonuses

are entirely

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

with any LTIP

award, the proportion of variable pay that is
deferred is no less than that require

d

by regulations (currently 60%).

Deferred bonuses are granted

by the Committee (or an authorised sub-
committee)

at its discretion, subject to the relevant plan rules as amended from time

to time.

The number

of deferred bonus shares

to be awarded will

be based on
a share price discounted

by reference to an expected dividend yield over
the vesting period,

where dividend equivalents cannot be awarded due to
regulations.

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

Timing of receipt

Non-deferred

cash components of any bonus are paid following
the performance

year to which they relate, normally in March. Non-
deferred share bonuses are also awarded

normally

in March and are
subject to a holding

period (after the payment of tax) in line with
regulations

and with release no faster than permitted

by regulations
(currently 1 year).

Deferred share bonuses are structured so that no deferred

shares

vest
faster than permitted

by regulations. Vesting is also subject to the
provisions of the plan

rules including employment and the malus and
clawback provisions. Any shares that vest are subject to an additional holding

period (after payment of tax) in line with regulations and with release no faster than permitted

by regulations (currently 1 year).

Risk and conduct

adjustment, malus and clawback provisions apply
to any bonus awards, as set out on page

55.
The maximum

annual bonus
opportunity

is 93% of Fixed Pay
(cash and shares) for the CEO and
90% of Fixed Pay (cash and
shares) for the GFD.

The Committee

will consider
the previously

disclosed financial
and non

-financial (including risk-
related

measures and personal
objectives) measures in
determining

the annual bonus for
the Executive

Directors.

Financial
factors will

guide at least 60% of
the bonus opportunity.

Any bonus is discretionary

and any
amount

may be awarded from zero
to the maximum

value.

The Committee

has the discretion
to vary the measures and their
respective weightings

within
each category.

The measures
and weightings

will be disclosed
annually

as

part of the Annual
Report on Directors’ remuneration,
at the beginning

of the performance
year (typically

February).

Barclays PLC

2019 Annual Report on Form 20-F

Element and purpose Operation
Maximum value

and
performance measures
Long

Term Incentive
Plan (LTIP)

award

To

incentivise

execution
of Barclays’ strategy over
a multi

-year period.
Long

-term performance
measurement,

deferral and
holding

periods encourage
a long

-term view and align
Executive

Directors’ interests
with those of shareholders.
Malus and clawback provisions
discourage excessive risk-
taking and inappropriate
behaviours.
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

by regulations (currently 60%).

For each award, forward

-looking performance measures are set

at grant
and there is no retesting allowed

of those conditions. The Committee
has, within

the parameters set

out across, the flexibility

to vary the
weighting

of performance measures and calibration for each award prior to its grant.

The Committee

has discretion, and in li

ne with the plan rules

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

delivered.

The number

of shares

to be awarded will

be based on a share

price
discounted

by reference to an expected dividend yield over the vesting
period,

where dividend equivalents cannot be awarded due to
regulations.

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
regulations

(currently 1 year).
Malus and clawback

provisions apply

to LTIP awards, as

set out on page
55.
The maximum

annual LTIP
award for the CEO is 140% of
Fixed Pay (cash and shares) and
134% of Fixed

Pay (cash and
shares for the GFD.

Vesting

is dependent on
performance

measures
and service.

Forward-looking

performance
measures will

be based on
financial

performance and other
long

-term strategic measures. The
Committee

has discretion
to change

the weightings but
financial

measures

will

be at least
70% of the total

opportunity.

Measures and weightings will
be set in advance

of each grant.
The threshold

and maximum level
of performance

for each financial
performance

measure will be
disclosed annually

as

part of
the Annual

Report on Directors’
remuneration.

Straight-line vesting
applies

between threshold and
maximum

for the financial
measures with no more

than 25%
vesting at threshold

performance.

Barclays PLC

2019 Annual Report on Form 20-F

Directors’

remuneration

policy

Element and purpose Operation
Maximum value

and
performance measures
Risk and conduct
adjustment, malus
and

clawback
Malus and clawback provisions
discourage excessive risk-
taking and inappropriate
behaviours

Any bonus or LTIP

awarded is subject to malus and clawback provisions.

The malus

provisions enable the Committee to reduce

the amount
of unvested bonus or LTIP

(including

to nil) prior to vesting in specified
circumstances, including,

but not limited to:

■ a participant

deliberately misleading Barclays, the market and/or
shareholders in relation

to the financial performance of the Barclays
Group

■ a participant

causing harm to Barclays’ reputation or where his/her
actions have amounted

to misconduct, incompetence or negligence
■ a material

restatement of the financial statements

of the Barclays
Group or any subsidiary, or the Group

or any business unit suffering

a
material

downturn in its financial performance

■ a material

failure of risk

management

in the Barclays

Group

■ a significant

deterioration in the financial health of the Barclays Group.

The clawback provisions

enable amounts to be recovered after they

have
vested (for a period of seven years from grant/10

years in circumstances
where a relevant

investigation is ongoing

at the end of the initial seven
year period) where (i) a participant’s actions

or omissions have amounted
to misbehaviour

or materi

al error

and/or (ii) Barclays or the relevant
business unit has suffered a material

failure of risk

management.
All employee share

plans

To

provide

an opportunity
for Executive

Directors to
voluntarily

invest in the
Company

through UK HMRC
employee

tax advantaged
share schemes
Executive

Directors are entitled to participate in:

(i) Barclays Sharesave under

which they can make monthly savings out
of post-tax pay over a period

of three or five years linked to the grant of
an option

over Barclays’ shares

which can be at a discount

of up to 20%
on the share price set at the start.

(ii) Barclays Sharepurchase

under which

they can make contributions
(monthly

or lump sum) out of pre-tax pay (if based in the UK) which are used to acquire

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
Outside appointments
To

encourage

self-
development
Executive

Directors may accept one Non

-Executive

Director Board
appointment

in another listed company.

The Chairman’s approval

must

be sought before

accepting an
appointment.

Fees may be retained by the Executive Director. Neither
of the Executive

Directors currently hold an outside appointment.
Not applicable.

Barclays PLC

2019 Annual Report on Form 20-F

Element and purpose Operation
Maximum value

and
performance measures
Shareholding
requirement
To

further enhance

the
alignment

of shareholders’
and Executive

Directors’
interests in long

-term
value

creation

Executive

Directors have a contractual obligation to build up a shareholding equivalent

to the maximum variable pay opportunity within five years

from the
date of appointment

as

Executive

Director, i.e.:
■ Group

Chief Executive:

233% of Fixed Pay

■ Group

Finance

Director: 224% of Fixed Pay

Executive

Directors will have a reasonable period to build up to this
requirement

again if it is not met because of a significant share price
depreciation.

Executive

Directors also have a contractual obligation to maintain their shareholding

for two years

following

the last day of active service as

follows:

(i)

if the Executive

Director has

been employed

for more than five years:
233% of Fixed

Pay for the CEO and 224% of Fixed

Pay for the GFD; or

(ii)

if the Executive

Director has

been em

ployed for less

than five

years:
either

(a)

grow their holding

to the pro-rated requirement if the pro-rated
requirement

has not been met. Directors would only be allowed to
sell shares to pay for tax liabilities

which crystallise when deferred
awards vest on or after termination;

or

(b)

if the pro-rated requirement

has been exceeded, Executive Directors
would be

allowed

to sell shares

above this requirement

and also sell
shares to pay for tax liabilities which

crystallise when deferred awards
vest on or after termination.

Shares that count toward

s

the requirement

are beneficially owned shares
including

any vested share awards

subject only

to holding periods (including
vested LTIPs, vested deferred

share bonuses, Fixed pay shares, and any
legacy

RBP shares). Shares

from unvested deferred

share bonuses

and
unvested LTIPs

do not count towards the requirement

during employment,
but will

count towards post-termination requirements (net of tax) provided that there are no remaining

untested performance conditions.
Barclays’ shares worth a
minimum

of 233% of Fixed Pay
for the CEO and 224%

of Fixed
Pay for the GFD must be held
within

five years, as

well as for
two years post-termination
(or pro-rata thereof) commencing
from last day in office.

Performance measures and targets
The Committee

selects financial performance measures which are fundamental to delivery against the Bank’s strategy and

are considered to be the
most important

financial measures used

by the Executive

Directors

to oversee the direction

of the business.

The non

-financial performa

nce
measures and sources of data are chosen to represent key indicators of sustainable performance, aligned with

strategy and culture, that are
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

be disclosed at the start

of the relevant

performance year. The Committee is of the opinion that the financial targets for the annual

bonus are commercially sensitive in respect of the Company and that it would be detrimental to disclose details at the start of the
relevant

performance year. Performance

against the targets will be disclosed at the end of the relevant performance year in that year’s remuneration

report, subject to commercial sensitivity no longer remaining.

The Performance

Measurement Framework assesses

progress against

our key

strategic and non

-financial goals. The evaluation will focus on key
performance

measures

with a detailed

retrospective disclosure on progress

throughout

the period against each category, together with supporting
rationale

for payments.

Barclays PLC

2019 Annual Report on Form 20-F

Directors’

remuneration

policy

Alignment between

the Executive

Directors’ remuneration policy and all

employees policy of

the Group

The structure of remunerati

on packages

for Executive

Directors

is closely aligned

with that for the broader employee population. Employees receive salary, pension

and benefits and

are eligible to be considered for a bonus and to participate in all

-employee

share plans. The broader employee
population

typically does not have a contractual limit on the quantum of remuneration and does not receive Role Based Pay (“RBP”) which is paid only to some, but not

all, MRTs

and other senior employees.

As with Executive

Directors, variable pay for the broader employee population is performance based. Variable pay for Executive Directors and the
broader employee

population is subject to deferral requirements. Executive Directors and other MRTs

are subject to deferral

at a minimum rate of
40% (for variable

pay of less

than £500,000)

or 60% (for variable pay between £500,000 and £1,000,000). For non

-MRTs, bonuses in excess

of
£65,000

are currently subject to a graduated level of deferral. The terms of deferred bonus awards for Executive

Directors and the wider employee
population

are broadly the same, in particular the vesting of all deferred bonuses is subject to service and malus conditions. The broader employee population

does not participate in the Barclays LTIP.

While we have

not sought employee

views

on the DRP, we have considered

all employee policies when reviewing the DRP and have explained the
DRP changes in our Fair Pay Report.

How shareholder views

are taken into account

by the Committee

in setting the policy

We recognise

that remuneratio

n

is an area of particular interest to shareholders and that in setting and considering changes to remuneration,

it is
important

that we listen to and take

into account

their views. Accordingly, a series of meetings are held each year with major shareholde rs

and
shareholder

representative groups. The Committee Chairman attended these meetings, accompanied by senior Barclays’

employees (including

the
Group Reward and Performance

Director and the Group Company Secretary).

In developing

the new policy, we con

sulted shareholders during 2019. The Committee notes that shareholder views on some matters are not always unanimous;

however,

the interactions are constructive and insightful. The engagement is meaningful and helpful to the Committee in its
work and contr

ibutes directly to the

decisions

made by the

Committee.

Discretion
In addition

to the various operational discretions that the Committee can exercise in the performance of its duties (including those discretions set out in the Company’s share plans), the Committee

reserves

the right to make either minor

or administrative amendments to the policy to benefit its
operation

or to make more material amendments

in order to comply with

new laws, regulations

and/or regulatory guidance.

The Committee would
only exe

rcise this right if it believed it was in the best interests of the Company

to do so

and where it is not possible, practicable

or proportionate to
seek or await

shareholder approval

in General Meeting.

Provisions of previous policy

which

will

continue to apply

For the avoidance

of doubt, any awards granted under the previous directors’ remuneration policy which have not yet vested shall continue to be capable

of vesting on their normal vesting schedule.

Barclays PLC

2019 Annual Report on Form 20-F

Executive

Directors’ policy

on recruitment
Barclays operates in a highly

specialised sector and many of its competitors for

talent

are outside of the UK. The Committee’s

approach

to
remuneration

on recruitment is to pay the amount necessary

to attract the best candidates to the role.

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

Executive Directors, as shown

below.

Element and purpose Commentary Maximum value
Fixed Pay
Determined

by skills,
experience,

market
practice, market conditions
and ability to recruit.
Determined

by skills

and experience

appropriate for the
scale, complexity

and responsibilities of the role, and by
market practice, market conditions and

ability to recruit.

In line

with financial regulations, Fixed Pay is a derivative
of total

compensation.

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
reasonable

by the Committee, by reference to
these factors.
Once ap

pointed, increases will normally be aligned
to the annual

increase for UK

employees, and

will
take into

account cha

nges

in responsibilities and
market conditions.
Pension
In line

with policy
In line

with policy
Benefits
In line

with policy
In line

with policy
Annual bonus
In line

with policy
In line

with policy
Long

Term Incentive
Plan (LTIP) award
In line

with policy
In line

with policy
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
the best long

-term interests

of Barclays. Barclays’
deferral

policy shall

however apply as

a minimum

to any
buy-out of annual

bonus opportunity.
The value

of any buy-out is not included within the
maximum

incentive levels above since it relates to a
buy-out of forfeited

bonus opportunity or incentive
awards from a previous employer.

Where a senior executive

is promoted to the Board, his

or her existing contractual

commitments agreed prior to his

or her appointment

may still be
honoured

in accordance with the terms of the relevant commitment, including vesting of any pre-existing deferred bonus or long

-term incentive
awards.

Barclays PLC

2019 Annual Report on Form 20-F

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
participates.

Provisions relating to Executive

Directors’ termination

Standard

provision
Commentary Maximum value
Notice periods

in
Executive Directors’
service

contracts
For existing

Executive Directors, 12 months’ notice

from
the Company

and six months’ notice from the Executive
Director.

For new Executive

Director hires, six

months’ notice

from
the Company

and six months’ notice from the Executive
Director.
Executive

Directors may be required to work

during
the notice

period or may be placed on garden leave
or, if not required

to work

the full

notice period,

may
be provided

with pay in lieu of notice (subject to
mitigation

where relevant).
Pay during

notice
period

or payment in
lieu of

notice per
service

contracts
Fixed Pay payable

and continuation of pension allowance
and other contractual

benefits while an employee during
notice

period.
Fixed Pay delivered

in cash

is payable

in phased
instalments

(or lump sum) and subject to mitigation
if paid

in instalments and Executive Director obt

ains
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

at the Committee’s discretion, pro-
rated for service, and subject to performance

measures
being

met.

No bonus would

be payable in the case of gross
misconduct

or resignation.

Barclays PLC

2019 Annual Report on Form 20-F

Standard

provision
Commentary Maximum value
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

to nil) and once vested are
subject to clawback provisions (as describe

d

above).
In the event of a takeover or other major

corporate event,
the Committee

has absolute discretion to determine
whether all

outstanding awards would vest early or
whether they should

continue in the same or revised form
following

the change of control. The Committee may also
determine

that participants may exchange existing
awards for awards over shares in an

acquiring

company
with the agreement

of that company.
In an ‘eligible

leaver’ situation, deferred bonus
awards may be considered

for release in full on the
scheduled

release dates unless

the Committee
determines otherwise

in exceptional circumstances.
On death,

awards are accelerated

and released in
full.

After release, the shares

are subject to an
additional

holding period to the extent required by
regulations

(currently a minimum 12 month

holding
period

applies).
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
In an ‘eligible

leaver’ situation awards may be
considered

for release on the scheduled release
date. On death,

awards are accelerated. In both
cases, awards are pro-rated for time

(over the whole
performance

period, including the assessment
period

prior to grant) and performance, subject to
the Committee’s discretion

to determine otherwise,
in accordance

with the plan rules, as

amended

from
time

to time. After release, the shares are

subject to
an additional

holding period to the extent required

by
regulations

(currently a minimum 12 month

holding
period

applies).

Barclays PLC

2019 Annual Report on Form 20-F

Directors’

remuneration

policy

Standard

provision
Commentary Maximum value
Repatriation
Except in the

case of gross misconduct or resignation,
where an Executive

Director has been relocated at the
commencement

of employment, the Company may pay
for the Executive

Director’s repatriation costs

in line

with
Barclays’ general

employee mobility

policy including
temporary

accommodation, payment of remo

val costs
and relocation

flights for

the Executive

Director, spouse
and children.

The Company will pay the Executive
Director’s tax on the relocation

costs

but will

not tax
equalise

and will also not pay tax on his or her other
income

relating to the termi

nation of employment.
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

2020 total

remuneration in three main scenarios: ‘Minimum’ (i.e. Fixed
Pay, Pension

and benefits), ‘Mid

-point’ (i.e. Fixed Pay, Pension, benefits and 50% of the maximum variable pay that may be awarded) and
‘Maximum’

(i.e. Fixed Pay, Pension, benefits and the maximum variable pay that may be awarded). For the purposes

of these charts, the value of
benefits

is based on an estimated annual

value for 2020 regular contractual benefits.

Additional

ad hoc benefits

may arise, for example,

overseas
relocation

of Executive Directors, but will always be provided in line with the DRP.

A significant

proportion of the potential remuneration of the Executive Directors is variable

and is therefore performance related. It is also subject to
deferral,

additional holding periods, malus and clawback. In line

with the new reporting requirements,

we have provided an indication of the
maximum

remuneration receivable, assuming share price appreciation of 50% on the LTIP.

Barclays PLC

2019 Annual Report on Form 20-F

Remuneration

policy – Non-Executive

Directors

Element and purpose Operation Maximum value
Fees
Reflect individual

responsibilities
and membership

of Board
Committees and

are set

to
attract
Non-Executive

Directors
who
have relevant

skills

and
experience

to oversee the
implementation

of our strategy

Fees are set at a level

which
reflects the role, responsibilities
and time

commitment which
are expected

from the Chairman
and Non

-Executive Directors
The Chairman

is paid an all

-inclusive

fee for all Board
responsibilities.

The Chairman has a

time
commitment

equivalent of up to 80% of a full

-time
role. The

other Non-Executive Directors receive a
basic Board fee, with

additional fees payable where
individuals

serve as

a member

or Chairman

of a
Committee

of the Board.
Fees are periodically

reviewed by the Board.
Some Non

-Executive Directors may also receive fees
as directors of subsidiary companies

of Barclays
PLC. In the case of certain

subsidiary appointments,
such additional

remuneration is

approved

by the
Barclays PLC Board Remuneration

Committee.
Fees are reviewed against

those for Non-

Executive
Directors in companies

of similar size and complexity.
Othe

r

than in exceptional

circumstances, fees will not
increase by more than

20% above the current fee
levels during

this

policy

period.
Benefits
To

provide

a competitive and
cost effective

benefits package
appropriate

to the role
and location
The Chairman

is provided with private medical cover subject to the terms of the Barclays’ scheme rules from time

to time, and is provided with

the use

of a Company vehicle and

driver when required for business
purposes (including

settlement of any tax liabilities

that may arise from this benefit).
Benefits which

are minor in nature and in any event do not exceed a cost of £500 may be provided to Non-
Executive

Directors in specific circumstances.
Non-Executive

Directors

are not eligible

to join Barclays’

pension plans.
Expenses
The Chairman

and Non-Executive Directors are reimbursed for any reasonable and appropriate expenses incurred for business reasons. Any tax that arises on these reimbursed expenses is

paid

by Barclays.
Bonus and

share plans
The Chairman

may be invited to participate in Sharesave, an HMRC employee tax advantaged share scheme,
due to the level

of his time commitment to the role. The Chairman is not eligible to participate in any other
Barclays’ cash, share or long

-term incentive

plans.
All other

Non-Executive Directors are not eligible to participate in

Barclays’

cash, share

or long

-term incentive
plans.
Shareholding
requirements
Chairman:

£100,000 (Non-Executive Directors: £30,000) gross

before deduction

of tax and other statutory
deductions per annum

of each Non-Executive Director’s

basic fee is used to purchase Barclays’ shares which
are retained

on the Non-Executive Director’s

behalf

until they retire from the Board.
Notice and

termination
provisions
Each non

-executive Director’s

appointment

is for

an initial

three year term, renewable at Barclays’

discretion
for a further term of three years thereafter

and subject to annual

re-election by shareholders. Non-Executive
Directors appointed

beyond six

years will be at the discretion of the Board

Nominations

Committee.
Notice period

Chairman:

Six months from the Company (six

months from the Chairman).
Termination payment policy
The Chairman’s appointment

may be terminated by Barclays on six

months’ notice

or immediately in
which case six months’ fees are payable

in instalments at the times they would have been received had the appointment

continued, but subject to mitigation if he or she

were to obtain

alterna

tive employment. No
continuing

payments of fees

(or benefits) are due if a Non-Executive

Director is not re-elected by shareholders
at the Barclays AGM.

In accordance

with the policy table above,

any new Chairman would be paid an all-inclusive fee only and any new Non-Executive Director would be paid

a basic fee for their appointment

as

a Non-Executive Director, plus fees for their participation

on and/or chairing of any Board committees, time
apportioned

in the first year

as

necessary. No sign

-on payments are offered

to Non-Executive Directors.

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on

Directors’

remuneration

This section explains

how our Directors’ remuneration policy was implemented

for 2019.

Executive

Directors

Executive

Directors: Single total figure for 2019 remuneration

(audited)

The following

table shows

a single

total figure for 2019 remuneration in respect of qualifying

service for each Executive Director together with
comparative

figures for 2018.

1) Fixed Pay
£000
2) Pension
£000
3) Taxable
benefits
£000
Total
Fixed
Pay
£000
4) Annual
bonus
£000
5) LTIP
£000
6) Reduction
of unvested
deferred awards
£000
Total
Variable
Pay
£000
Total
£000
Jes Staley
2019 2,350 396 58 2,804 1,647
1,478
a
– 3,125 5,929

2018 2,350 396 55 2,801 1,061 – (500)
d
561 3,362
Tushar Morzaria
2019 1,650 200 53 1,903 1,123
942
a
– 2,065 3,968

2018 1,650 200 49 1,899 729 845
b,c
–
1,574 3,473

Notes
a

The LTIP amounts

include a

14% share price

depreciation

between date

of grant and

vesting date (based

on Q4 2019

average price)
b

The LTIP amount includes a 4% share price

depreciation

between date

of grant and

vesting date

c

LTIP and dividend equivalent figures for 2018

have been

adjusted to reflect

the share price

on the date

of vesting (1.60p)

rather than the Q4

2018 average

price and
additional dividend paid in February

2019.
d

As previously disclosed, malus was

applied to Jes Staley’s

2016 variable

compensation.

Additional information in respect of

each element

of pay for the

Executive

Directors (audited)
1) Fixed Pay
Fixed Pay is delivered

50% in cash and 50% in shares

(subject to a five

-year holding period lifting pro rata).

2) Pension
Executive

Directors are paid cash in lieu of pension contributions. The pension cash allowance in

2019 was

£396,000

for Jes

Staley

and £200,000
for Tushar Morzaria.

No other benefits were received by the Executive Directors from any Barclays’ pension plan.

3) Taxable benefits
Taxable

benefits

include

private medical cover, life assurance, income protection, tax advice, car allowance and the use

of a Company vehicle and
driver when required

for business

purposes.

4) Annual bonus
The bonus amount

included in the single total figure is the value awarded or scheduled to be awarded in Q1 following the financial year to which it relates. The

Committee considered

the Executive Directors’

performance against the

financial (60% weighting) and strategic non

-financial (20%
weighting)

performance measures which had been set to reflect company

priorities

for 2019. Perform

ance

against their individual personal
objectives (20% weighting)

was

assessed on an individual

basis.

The approach

taken to assessing

financial

performance against each of the financial measures was

based on a straight

-line outcome between 20%
for threshold performance

and 100% applicable to each measure for achievement of maximum performance. A summary of the assessment is
provided

in the following table:

2019 Outcome

Threshold Maximum 2019 Jes Tushar
Performance measure Weighting (20%) (100%) Actual Staley Morzaria
Profit before

tax excluding L&C and other
material

items
a
with CET1 ratio underpin
50% £5.5bn £6.3bn £6.2bn 45.3% 45.3%
Cost: income

ratio excluding L&C and other
material

items
10% 64.6% 62.2% 62.8% 8.0% 8.0%
Strategic 20%
Performance

against strategic measures, organised
around three

main categories Customers

and Clients,
Colleagues

and Society.
14% 14%
Personal 20%
Individual

performance against each of the Executive
Directors’ personal objectives

assessed

by the
Committee.
16% 17%
Total 83.3% 84.3%
Final outcome following Remuneration Committee discretion 75.0% 75.9%

Note

a

No other material items in 2019

Barclays PLC

2019 Annual Report on Form 20-F

Strategic

(20% weighting)
Progress in relation

to each of the strategic measures, organised around three main categories, was assessed by the Committee.

Within each of
the three categories, the

overall outcome was assessed based on the following scale: 0% to 1% Behind track on most measures, 1.5% to 3%
Slightly

behind track on most

measures, 3.5% to 5.5%

On track or slightly

ahead of track for

most measures, and 6% or 7% Ahead of track on most
measures. On this basis, the Committee

agreed an overall outcome of 14% out of a maximum of 20%. The detail supporting this assessment is
provided

in the table below:

Customers and

Clients
Measure Criteria Performance Commentary Outcome
Net Promoter
Scores® (NPS)
Barclays UK: +18
Barclaycard

UK:
+10
Barclays UK: +18 (+17 in 2018

and
+14 in 2017)

Barclaycard

UK: +11(+9 in

2017/18)
■

Further positive

progress

made in

Barclays UK

■

Barclaycard

UK progressed

significantly
On track
Global

Markets
ranking
Continued
improvement
6
th
(up from 7
th
in 2018)
■

In FY2019,

Barclays increased its market share
across Global

Markets

and gained

a rank

to #6
globally

from #7 in FY18 per Coalition
Institutional

Client Analytics (
Source: Coalition
FY19 vs FY18 Preliminary Competitor

Analysis.
Market share represents Barclays’

share of the
total

industry revenue

pool)
On track
UK and US
investment
banking

division
ranking
5th
5th, improving

one rank

on 2018
■

Ongoing

progress

in gaining

fee share and
revenue in

both Advisory and Equity
Underwriting

(Dealogic)
On track
Complaints Down 10%
excluding

PPI in
Barclays UK
Down 8% excluding

PPI in Barclays
UK
■

Continued

reduction in customer pain points,
leading

to a significant reduction in complaint
volumes,

just below target

level
Slightly
behind track
Lending

volumes
£25.5bn

completed
mortgages
£25.5bn

completed mortgages
(£23bn+

in 2018)
■

Achieved

desired lending volumes despite
challenging

environment
On track
Digital Increase digitally
active customers
Barclays UK: 11.4m

digitally active
customers (10.8m

in 2018)

Consumer, cards and

payments:
71% (2018: 66%)
■

The Barclays App

is the most used

mobile
banking

app in UK
Ahead

of
track
Total Customers and Clients : 4.5%
Colleagues
Measure Criteria Performance Commentary Outcome
Diversity
28% women

in
senior leadership

by
2021
25% in 2019,

increasing one
percentage

point from 2018 and
two points from 2017
■

Percentage

of women on Board at 33%, in line
with 2020

target

■

34% female

graduate hires

■

Awards include

The Times Top

50 Employers
for Women, Stonewall

Top Global

Employer for
LGBT colleagues

and the National Organization
on Disability

Leading Disability Employer’s

Seal
(US)
On track
Inclusion Performance
assessed in light

of
broader context
80% of respondents in our Your
View survey would

recommend
Barclays as a good

place

to work
85% said they felt

included in

their
team
■

‘Inclusion’

was

in the top 6 terms used by
colleagues

to describe Barclays in our Your
View survey
On track

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

Colleagues
Measure Criteria Performance Commentary Outcome
Engagement Performance
assessed in light

of
broader context
Overall

engagement score from
Your View

survey 77%, down 2%
from 2018

80% would

recommend Barclays
as a good

place

to work
■

While

a small decline is not what we want to
see, this reduction

in a challenging year is
driven by lower scores relating

to tools and
resources, an area of significant

ongoing
focus and investment

■

Other indicators were very positive,

for
example,

86% of colleagues

are proud of our
contribution

to the community and society

■

The ‘supporting

wellbeing’ category also
received

positive feedback, with 74% saying
that Barclays supports employee

efforts to
enhance

their wellbeing, and 80% that
managers also support these efforts
Behind

track
Conduct and
culture
Performance
assessed in light

of
broader context
92% of employees in

Your View
Survey believe

that they and their
teams demonstrate

the values

87% of colleagues

believe strongly
in the goals and

objectives of
Barclays
■

The top

ten terms used by colleagues in the
Your View

survey to describe Barclays are all
positive,

with the number one term being
‘customer satisfaction’. We also have three
new entries which are ‘inclusion’,

‘personal
accountability’

and ‘ethical’

■

89% of employees beli

eve that

Barclays is
focused on good

customer and client
outcomes
On track
Total Colleagues

: 3.5%
Society
Measure Criteria Performance Commentary Outcome
Environmental

and
social financing
£150bn

by 2025
£34.8bn

(£28.5bn in 2018)
■

Good progress toward our environmental

and
social financing

commitment

■

Environmental

financing grew by 45% year-
on-year to a total

of £7.8bn

(2017: £5.3bn).
On track
Global

carbon
emissions
reduction
80% reduction

by
2025
53% reduction

against the 2018
baseline
■

Performance

driven by the purchase of
renewable

energy contracts across

our
operations

in the UK & Europe and

is in line
with our RE100 commitment.
Ahead

of
track
LifeSkills
10 million

people
upskilled

2018

-2022,
2 million

in 2019
2.3m
■

Good progress towards 2022

target
Ahead

of
track
Connect with

Work
250,000

people
placed

into work
2018

-2022, 62,500

in
2019
66,000

people helped into work
■

Connec

t

with Work supports people

who face
barriers getting

into work
Ahead

of
track
Unreasonable
Impact
(partnership with
the Unreasonable
Group)
Support

250
businesses solving
social and
environmental
challenges

(2016-
2022)
124 growth

-stage ventures had
joined

the programme by end 2019
■

The programme

provides advice and guidance
from a community

of world-class

mentors and
industry specialists, including

Barclays
colleagues.
Ahead

of
track
Building

Thriving
Local

economies
2022 target

of four
pilot

studies
Three pilots launched

2018-2019
■

On track to deliver

against 2022 target
On track
Total Society : 6.0%
Overall

(out

of a maximum possible 20%) : 14.0%

Further details

on the Performance

Measurement Framework

can be found

on pages18 and 19 in the Strategic Report available at:
home.barclays/annualreport .

Barclays PLC

2019 Annual Report on Form 20-F

Individual

outcomes including assessment

of personal objectives
Individual

performance against each of the Executive Directors’ personal objectives (20% weighting overall) was assessed by the Committee
(objectives

as

set out on page

121 of the 2018 Annual Report).

The below

summarises

their performance

against the shared personal objectives.

Shared objectives

for Jes Staley and
Tushar Morzaria
Outcomes
Continue

to deliver improving shareholder
returns, whilst retaining

the focus

on delivering
the 2019

and 2020 external targets and
specifically

profitability of the CIB.
■

Strong financial

improvements delivered, 2019 RoTE in line with target of 9.0%, while CET1 increased to 13.8%

■

Continued

progress

towards target of cost: income

ratio below 60%, reducing 3 percentage
points over the year from 66% to 63%

■

Material

improvement to CIB profitability, with PBT increasing 15%

■

Returns to shareholders also significantly

increased, with total dividend for 2019 of 9p - up
from 6.5p in

2018
Identify

opportunities for

further cost
efficiencies, enabling

reinvestment into
strategic priorities
■

Cost guidance

of below £13.6bn delivered in 2019

■

Significant

cost focus,

with numerous

actions taken to drive efficiencies to create capacity for
reinvestment

■

Reinvestment

has been focussed in areas such

as our long

-term technology strategy
(including

our focus on ‘becoming more digital’) as

well as material

growth initiatives in our
businesses

■

We invested

nearly twice

as

much last year in building

the Barclays

of the future as the year
before
Leverage

the new Barclays Execution Services
platform

to drive our technology agenda across
operating

businesses

to improve

customer and
client

experience and enhance value
■

The Barclays Execution

Services platform has helped us to reduce duplication, simplify our operating

environment and re-engineer our processes.

■

Changing

our businesses

to work in a more efficient

way has

enabled a renewed

focus on our
customers and clients

and how we serve

them

■

Examples

include Corporate

Banking, where over 80% of our corporate clients are using our single digital

platform and our retail businesses,

where 91% of customer transactions are now
automated

across

all our channels

■

This also extends to investment

in continuing to protect our customers’

data, and

ensuring
that our businesses are better controlled

and more resilient, so

things are less likely to go
wrong for our customers and clients
Respond to emerging

Brexit decisions,
managing

risks

appropriately

for the Group,
while

continuing to support our customers and
clients in

the UK.
■

Risks associated with Brexit

have been proactively managed, with

the Bank fully prepared for
different

potential scenarios

■

Barclays Bank Ireland

fully established and prepared to transact across

European

client base

■

UK customer and client

service maintained throughout Brexit preparatory work
In addition

to the shared personal objectives described above, the table below summarises Jes

Staley’s performance

against the objectives specific
to him.
Jes Staley’s

objectives
Outcomes
Oversee the effective

management of the risk
and controls agenda,

including cyber risks
■

Jes has overseen the effective

management of the risk

and controls agenda.

In particular, his
ongoing

focus

on the Barclays Improved Controls Enhancement

Programme (BICEP) has
delivered

significant improvements

in the control environment

and is close to conclusion

■

There has also been a dramatic

year on year reduction in more impactful controls-related
issues, with a corresponding

improvement in performance assessments

in internal

audits

■

From a cyber perspective,

the result of a recent CapGemini Cyber Security Maturity
Assessment was Barclays’ highest score in four years
Further improve

customer and client
satisfaction,

with continued

focus

on complaint
reduction
■

Jes has worked with the Board to ensure that

focussing on customers and clients is a key
strategic pillar

for the Group. This focus has

led to a number

of process

improvements

while
designing

our business

around what our customers want and how they would

like to achieve it

■

Jes has also personally

increased his client

engagement substantially compared with 2018

■

He has continued

to personally focus on reducing customer complaints volumes, and has overseen a further reduction

in 2019 of 8% (excluding PPI), on top of the 9% reduction in
2018

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

Jes Staley’s

objectives
Outcomes
Develop

further a high performing culture in
line

with our Values, continuing

to focus on
employee

engagement; the talent pipeline for
Group, Business and Functional

Executive
Committees with

a particular emphasis on
improving

the percentage of women in senior
leadership

roles
■

As outlined

in the 2018 Fair Pay Report, Jes took

accountability

for increasing female
representation

in January 2019

■

He also personally

launched a set of 2019 specific initiatives aiming to make the biggest difference

most quickly to the proportion of women in senior leadership positions. The outcome

has been an improvement to 25% (2018: 24%), with steady progress made towards
the 2021

target

■

Significant

progress

has been made

in succession

planning

and the talent pipeline. There are
now succession plans in place

for all businesses

and functions.

Additionally Jes restructured
the Group Executive

Committee to ensure closer business

focus

■

Employee

engagement has remained an important focus of Jes

and the Executive

Committee.
As noted in

the non

-financial assessment,

despite some very positive

indicators the overall
engagement

score reduced slightly based primarily on views

relating

to tools and resources.
Investment

in technology

is underway to address

these issues.
Effectively

manage relationships

with key
external

stakeholders and society more
broadly.
■

Jes has dedicated

a significant amount of time to actively engaging with external stakeholders including

regulators, the government and investors

■

The impact

Jes

has had on society more broadly

has also been very positive across

a large
number

of areas. Examples include

Barclays becoming a founding member of the UN
Principles for Responsible

Banking, as well as being recognised in Fortune Magazine’s 2018
Change

the World List for the first time for positive

social impact connected to core business
strategy

■

Overall,

external relationships have been effectively managed by Jes, with positive feedback
received,

in particular in relation to the delivery and execut

ion of the bank’s

strategy

Recognising

his very strong

performance

against both his individual and shared personal objectives during 2019, the Committee assessed that an
outcome

of 16% out of a maximum of 20% was

appropriate.

The Committee

reflected on the aggregate outcome for Jes Staley under the formulaic components of the annual bonus framework.

The Committee

noted that the formulaic outcome of 83.3% was supported by very strong delivery

against both the financial and

non-financial
performance

measures.

In finalising

the outcome, the Committee considered all relevant factors, including outcomes for the wider workforce. It noted that

overall bonus pool was

down 10%. It also observed that the

linkage between Executive Director outcomes and those of the wider workforce is not always correlated,

e.g. in 2018 the executive bonus outcomes were slightly down based on their performance against plan targets,
while

the overall bonus pool increased. Recognising the

different basis of approaches, the Committee reflected on the appropriate final bonus outcome

for the Executive Directors. It decided that to increase alignment with the wider workforce, a discretionary reduction would be applied to the formulaic

outcomes for

both Executive

Directors in line with the reduction to the overall incentive pool, i.e. a reduction of 10%. On that basis the outcome

for Jes

Staley

is a

bonus of 75.0% or £1,647,000

(of which 76% will be deferred under the Share Value Plan).

The table

below summarises

Tushar Morzaria’s performanc

e

against the objectives specific to him. In addition to his performance against the objectives below,

Tushar successfully led a significant project with the UK regulators to change the capital calculation basis. Additionally,

he led the
successful complet

ion of the external stress

tests run by the Bank of England,

the European Banking Authority and the Federal Reserve

(CCAR).
He also continues to oversee the significant

additional reporting, capital and liquidity management requirements under the new subsidiary entity structure (following

the establishment of the ring-fenced bank and the US Intermediate Holding Com pany). During 2019, Tushar became
accountable

for overseeing the Strategy function

,

and led the enhanced reviews of strategy by the Board.

Tushar Morzaria’s

objectives
Outcomes
Demonstrate effective

management of external
relationships,

particularly regulators and
investors
■

Feedback continues

to indicate that external relationships have been managed

very
effectively,

including both with regulators and investors

■

Tushar has been

appointed

by the Bank

of England

to Chair the Sterling Risk

Free Reference
Rates Working Group, which

demonstrates his ongoing

positive external impact
Oversee the effective

management of the risk
and controls agenda

in Group Finance, Tax
and Treasury
■

The Risk and Controls agenda

in Group Finance, Tax

and Treasury remains an area of focus,
with progress made in

particular in the Treasury function

■

While

progress

has been made,

there is still more work to do to ensure

our rigorous control
environment

enables us

to deliver

the right outcome for all stakeholders
Progress finance

transformation programme
and drive benefits

across Group Finance, Tax
and Treasury
■

The transformation

programme is complete, with the new operating model fully embedded across the whole

function,

including Group Finance, Tax and Treasury

■

Benefits have

included the creation of additional capacity,

enabling enhanced focus on
process and technology

improvements,

e.g. the financial

planning and related stress

testing
processes

Barclays PLC

2019 Annual Report on Form 20-F

Tushar Morzaria’s

objectives
Outcomes
Continue

to develop talent base, employee
engagement

and gender diversity in Group
Finance,

Tax

and Treasury.
■

Strong progress has been

made on

the talent pipeline within the Finance function, combining
strategic external

hiring with internal talent development. The leadership succession pipeline has been significantly

enhanced, in particular with female talent
■

Gender diversity

has also been increased outside of the management team,

with a 2% increase
in senior women

across the function

(at 26% before transfers)
■

Levels of employee

engagement have increased by 1% to 76% in the Your View

employee
survey

The Committee

also recognised Tushar Morzaria’s very strong performance against both his individual and shared personal objectives during 2019,
assessing that an outcome

of 17% out of a maximum of 20% was

appropriate.

In aggregate, this results

in an overa

ll formulaic outcome for Tushar
of 84.3%. On the

same basis

as described

above,

the Committee decided that to increase alignment with the wider workforce,

a 10% reduction
would be

applied to this outcome. On that basis the outcome

for Tushar Morzaria is a bonus 75.9% or £1,123,000 (of which 64% will be deferred under the Share

Value

Plan).

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

Value

Plan as amended from time to time). All shares

(whether deferred

or not) are subject to
a further one

-year holding

period from the point of release. 2019 bonuses

are subject to clawback provisions and,

additionally, unvested deferred
2019 bonuses are subject to malus

provisions which enable the

Committee to reduce the vesting level of deferred bonuses

(including

to nil).

5) LTIP
The LTIP

amount included in the single total figure is the value of the amount scheduled to be released in relation to the LTIP award granted in
2017 in

respect of the performance period

2017-2019 (by reference to Q4 2019 average share price). Release is dependent

on, among other
things, performance

over the period from 1 January 2017 to 31 December 2019 with straight-line vesting applied between the threshold and maximum

points. The performance achieved against the performance targets is as follows:

Performance measure Weighting Threshold Maximum vesting Actual
% of award
vesting
Average return on tangible
equity (RoTE) excluding
material

items
a
25%
6.25% of award vests for RoTE
excluding

material items of 7.5%
RoTE excluding

material items of 9.5%
7.7% 8.1%

CET1 ratio

had to remain at or above

an acceptable level for any of this element
to vest. As CET1 was at or above the

end

-state target in each year of the period,
this element

will vest as

indicated.

CET1 ratio

as

at

31 December

2019
25%
6.25% of award vests for CET1 ratio
100 basis points above

the
mandatory

distribution restrictions
(MDR) hurdle

(12.1% as at 31
December 2019)
CET1 ratio

200 basis points above the
MDR hurdle
13.8%
19.4%

Cost: income

ratio
excluding

material
items
a
20%
5% of award vests for average

cost:
income

ratio of 63%
Average cost: income

ratio of 58%
66%
0.0%

Risk Scorecard 15%
The Risk Scorecard captures a range of risks and is aligned

with the annual
incentive

risk

alignment

framework

reviewed

with the regulators. The current
framework measures performance

against three broad categories – Capital and
Liquidity,

Control Environment and Conduct – using a combination of
quantitative

and qualitative metrics.
11.0%
Strategic
non

-financial
15%
Performance

is measured against the strategic non-financial measures. The
Committee

determined the percentage of the award that may vest between 0%
and 15%. The

measures

are organised around

three equally weighted
categories:

Customers and Clients, Colleag

ues

and Society.
10.0%
Total
100%
48.5%
Final outcome approved

by

the Remuneration Committee
48.5%

Note

a

Material items include impairment

and loss on

sale of BAGL

and the impact

of the re-measurement

of US deferred tax

assets

in 2017, and litigation

and conduct

in
2017, 2018 and 2019

(including PPI and settlement

with regard to

RMBS).

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

A summary of the Committee’s assessment against

the Risk Scorecard performance measure over the three year performance period is provided
below.

Each category is equally weighted at 5%.

Category

Performance Outcome
Capital and
Liquidity
■
Group CET1% grew

from

12.4% to 13.8%

over the period, and

remained comfortably

above the regulatory

minimum throughout.
■
Stress test results showed continued improvement

over the period.

In 2017, the

Bank of England

recognised

that the increases

in
CET1 capital and in Tier

1 leverage ratios over the year

were sufficient for

it to meet the

systemic reference

points in the test.

Barclays
passed the 2018 and 2019 tests.
4.0%

■
Our liquidity risk appetite measure

and the Liquidity

Coverage Ratio remained

above targets.
Controls
■
The Barclays Internal Control Enhancement

Programme

(BICEP)

was launched

in 2017 to transform

the bank’s

approach to the

control
environment.

As at the end

of 2019, 99%

of BICEP

milestones

had been achieved.
4.0%
■
The Bank has now transitioned to a

‘business as usual’

environment.

The Barclays Control

Framework

has been implemented,
enhancing visibility on controls and

risks. Assessments

of the control

environment

have continued

to improve, reflecting

continued
focus

on identifying

and resolving

control issues.
Conduct
■
Conduct remains a key focus for

Barclays. Senior-level

conduct breaches

are viewed as

a proxy for a

good culture led

‘from the top’.
Breaches remained low throughout the

period.
3.0%

■
Conduct Profiles across the Group showed

a positive trend

over the period,

particularly in

Culture and Strategy,

although a

need for
continued focus remains.
Total 15% 11.0%

A summary of the Committee’s assessment against

the Strategic non

-financial performance measures

over the three year performance

period is
provided

below. Each

category is

equally

weighted at 5%.

Category

Criteria Performance Outcome
Customers
and clients
Barclays

NPS®

Barclaycard NPS®
Improve

■
NPS scores improved consistently year

on year, with substantial

improvement

in particular
in Barclays

NPS, up from

+10 in 2016

to +18 in

2019. Barclaycard

has increased

from +9 to
+11 over the period
3.5%
Markets ranking
Banking UK+US
ranking
Improve
■

Barclays’

Markets

ranking improved

from 8th globally

in 2017 to 6th

in 2019
(Source:
Coalition FY19

Preliminary

Competitor

Analytics.

Analysis is

based on Barclays’

internal
business structure and internal revenues)
■
Following our shift in strategy in

the Investment

Bank, Banking

rankings initially

dropped one
place from

5th to 6th in

2017, before improving

to 5th in

2019 (Dealogic)

Digitally

active
customers
Barclays

App
users
Become more
digital
■
20% increase in digitally active users

over the period,

steady progress

each year.
■
Barclays

App was the

most used banking

app in the UK

and named Best Mobile

Banking
app in 2018

YOY

complaints
reduction (ex PPI)
Reduce
complaints

■
Solid progress in Complaints reduction

in Barclays

UK, averaging

10%pa over

the period,
while recognizing

there is still more to do.

Collegues
% of senior women
2021 target of
28%
■
Women in senior leadership increased from

22% in 2016

to 25% in 2019,

making steady
progress towards the 2021 target

of 28%
2.5%
Engagement score
(Your

view survey)

Maintain
engagement at
healthy

levels
■
Engagement scores averaged 78% over

the period

and were

consistently above

the 2016
level (75%), despite significant organisational

change. More

positive movement

would have
been desirable. There is ongoing

focus and investment

spend to improve

technology and
processes

to support

colleagues

in their work
‘Is it safe

to speak
up at Barclays’
Improve

from
2016 (81%)

■
Favourable

and increasing

in 2017 and

2018. The 2019

score was down

on 2018. The
average over the period was 83%, two

points higher

than in 2016

Barclays

is
focused

on good
customer

and
client outcomes’
Improve

from
2016 (83%)

■
The percentage of employees agreeing

that Barclays

is focused on

achieving good
customer

and client outcomes

was at or above

88% throughout the

period (above

the 2016
level of

83%).

Barclays PLC

2019 Annual Report on Form 20-F

Category

Criteria Performance Outcome
Society
Environmental
and social
financing
Facilitate
£150bn

over
2018

-25
■
£95bn

of environmental

and social financing was

facilitated

over the period (of which
£63bn

in 2018 and 2019)

,

exceeding annual targets. We have seen good growth
across our product set in all

our businesses

including

the investment, corporate and
retail

bank
4%

People
upskilled
Upskill 10m
from 2018

-22
■
6.5m people

were upskilled through our LifeSkills programme (of which 4.6 million in
2018 and

2019)

,

consistently exceeding annual targets

and making

good progress
towards our aspiration

of helping 10m people by 2022

Carbon
emissions
reduction
30% by 2018

80% by 2025
■
Carbon emissions reduced

by 38% by 2018 (over 2015 baseline), exceeding

the
original

2018 target (-30%). Further year-on

-year

reduction of 53% in 2019, making
very good

progress

towards the new target of 80%

reduction vs 2018 baseline

by
2025.

Total 15%

10.0%

The LTIP

award is also subject to a discretionary underpin whereby the Committee must be satisfied with the underlying financial health of the
Group. The

Committee was satisfied that this underpin was met, and accordingly determined that the award should vest

at 48.5% of the maximum
number

of shares under the total

award, to be released in five equal tranches annually, starting from June 2020. After release, the shares are subject to an additional

six month holding period.

Outstanding LTIP

awards

LTIP

awards granted during 2018
The performance

measures

for the awards made under

the 2018-2020 LTIP cycle are as follows:

Performance measure Weighting Threshold Maximum vesting
Average return

on
tangible

equity (RoTE)
excluding

material
items
50% 10% of award vests for RoTE of 7.75% RoTE of 10.25%
(based on an assumed CET1

ratio at the target of c.13.5%)
Vesting

of this element

will depend on CET1 levels during the performance period:
■
if CET1 goes below

the MDR hurdle

(12.1% as

at 31 December 2019) in

any year of the period, no part
of the RoTE element

will vest
■
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
non
-
financial
15%
The evaluation

will focus

on key performance measures from the Performance Measurement Framework, with a detailed

retrospective narrative on progress

throughout

the period against each category. Performance
against the

strategic non

-financial measures

will

be assessed

by the Committee

to determine th

e

percentage
of the award that may vest between

0% and 15%. The measures are organised around

three main
categories:

Customers and Clients, Colleagues and Society.

Each of the three main categories has equal
weighting.

Measures

will

likely include, but wil

l

not be limited to, the following:
■
Customers and Clients:

NPS for consumer businesses, client rankings and market shares for the CIB, complaints

performance and volume of lending provided to customers and clients
■
Colleagues:

Diversity and Inclusion

statistics (including women in senior leadership), Employee
sustainable

engagement survey scores

and conduct

and culture measures
■
Society:

Delivery against our Shared Growth Ambition, Colleague engagement in Citizenship activities
and external

benchmarks

and surveys.

Straight

-line vesting applies

between

the threshold and maximum points in respect of the financial measures.

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

LTIP

awards granted during 2019
An award was made

to Jes

Staley

and Tushar Morzaria

on 8 March 2019 under the 2019-2021 LTIP at a share price of £1.2288,

which has been
discounted

to reflect the absence of dividend equivalents during the vesting period, in accordance with our DRP.

This is the price used to calculate
the number

of shares

below.

% of Total
fixed pay
Number of
shares
Face value
at grant
Performance
period
Jes Staley 120% 2,681,618 3,295,200
2019

-2021
Tushar Morzaria 120% 1,806,625 2,220,000
2019

-2021

The performance

measures

for the 2019

-2021 LTIP awards are as follows:

Performance measure Weighting Threshold Maximum vesting
Average return

on
tangible

equity (RoTE)
ex litigation

and
conduct

and other
material

items
50% 10% of award vests for RoTE of 8.5%
(based on an assumed CET1

ratio at the target of c.13.5%)
RoTE of 10.5%
Vesting

of this element

will depend on CET1 levels during the performance period:
■
if CET1 goes below

the MDR hurdle

(12.1% as

at 31 December 2019) in

any year of the performance
period,

no part of the RoTE element will vest
■
if CET1 goes below

the target (c.13.5%) but remains above the hurdle

during the year, the Committee
will

exercise its discretion to determine

what portion of the RoTE element should vest, based on the
causes of the CET1

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

Group’s

risk
strategy. Specific

targets

within

each of the categories are

deemed to be commercially sensitive.
Retrospective disclosur

e

will

be made in the 2021 Remuneration Report, subject to commercial sensitivity no longer

remaining.
Strategic
non

-financial
15%
The evaluation

will focus

on key performance measures from the Performance Measurement Framework, with a detailed

retrospective narrative on progress

throughout

the period against each category.
Performance

against the strategic non-financial measures will be assessed by the Committee

to determine
the percentage

of the award that may vest between 0% and 15%. The measures are organised

around
three main

categories: Customers

and Clients,

Colleagues and Society. Each

of the three main categories
has equal

weighting. Measures

will

likely include, but not be limited to, the following:
■
Customers and Clients:

NPS for consumer businesses, Client rankings and market shares for the
Corporate and

Investment

Bank,

complaints performance and volume of lending provided to customers and clients
■
Colleagues:

Diversity and Inclusion

statistics (including women in senior leadership), Employee
sustainable

engagement survey scores

and conduct

and culture measures
■
Society:

Delivery against our Shared Growth Ambition, Colleague engagement in Citizenship activities
and external

benchmarks

and surveys.

Straight

-line vesting applies

between

the threshold and maximum points in respect of the financial measures.

Barclays PLC

2019 Annual Report on Form 20-F

LTIP awards

to be

granted

during

2020
The Committee

decided to make an award under the 2020-2022 LTIP

cycle to Jes Staley and Tushar Morzaria (based on their performance in 2019) with

a face value at grant of 120%

of their respective Total fixed pay at 31 December 2019.

The key objective

of the LTIP is to incentivise the Executive Directors to deliver on the long-term strategy. The LTIP

should support a competitive
pay package for achieving

good performance, while the calibration maximum should incentivise a stretch level of performance without encouraging excessive risk-taking.

In its deliberations

on the threshold and maximums for the LTIP

financial measures,

the Committee

considered progress

against the

external
targets. The Committee

increased the threshold for the RoTE measure from 8.5% to 9.0%.

The 2020

-2022 LTIP award will be subject to the following forward-looking performance measures.

Performance measure Weighting Threshold Maximum vesting
Average return

on
tangible

equity (RoTE)
ex litigation

and
conduct

and other
material

items
50% 10% of award vests for RoTE of 9.0% RoTE of 10.5%
(based on an assumed CET1

ratio at the target of c.13.5%)
Vesting

of this element

will depend on CET1 levels during the performance period:
■
in line

with regulatory requirements, if the CET1 ratio goes below the MDR hurdle during the performance

period, the Committee will consider what part, if any,

of this

element should

vest.
Average cost: income
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

Group’s

risk
strategy. Specific

targets

within

each of the categories are

deemed to be commercially sensitive.
Retrospective disclosure

will

be made in the 2022 Remuneration Report, subject to commercial sensitivity no longer

remaining.
Strategic

non

-financial
15%
The evaluation

will focus

on key performance measures from the Performance Measurement Framework, with a detailed

retrospective narrative on progress

throughout

the year against each category. Performance
against the

strategic non

-financial measures

will

be assessed

by the Committee

to determine the
percentage

of the award that may vest between 0% and 15%. The measures are organise

d

around three
main

categories: Customer and Client, Colleagues and Society.

Each of the three main categories has

equal
weighting.

Measures

will

likely include, but not be limited to, the following:
■
Customers & Clients:

Improve Net Promoter Score

s,

Reduce UK customer complaints, Increase digital
engagement,

Maintain client rankings and increase market shares within CIB
■
Colleagues:

Continue

to increase the % of women in leadership roles, Maintain engagement at healthy levels, Improve

key

metrics from 2019,

including Enable scores
■
Society:

Grow social and environmental financing, Reduce carbon footprint and increase use of renewable

energy, Continue investing in our communities

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

Executive

Directors: Statement

of implementation

of remuneration

policy in 2020
The following

chart provides an illustrative indication of how 2020 remuneration will be delivered to the Executive Directors.

2020 Annual bonus performance measures
Performance

measures

with appropriately

stretching targets have been selected to cover a range of financial and non

-financial goals

that support
the key strategic objectives

of the Company.

The performance measures

and weightings are shown below.

Financial

(60% weighting)

A performance

target
range has been set for
each financial

measure
■

Profit before

tax excluding litigation and conduct and other material items (50% weighting).
Payout of this element

will depend on the CET1 ratio during the performance year:
–

in line

with regulatory requirements, if the CET1 ratio goes below the MDR hurdle during the performance year, the Committee

will consider what part if any of this element should pay out.
■

Cost: income

ratio excluding litigation and conduct and other material items (10% weighting).
Strategic non-
financial
(20% weighting
)
The evaluation

will focus

on key performance measures from the Performance Measurement Framework, with a detailed

retrospective narrative on progress

throughout

the year against each category. Performance against the
strategic non

-financial measures will be assessed

by the Committee

to determine the percentage of the award that
may vest between

0% and 20%. The measures are organised around three main categories: Customer and Client,
Colleagues

and Society.

Each of the three main categories has

equal

weighting. Measures

will

likely include, but not
be limited

to, the following:
■

Customers & Clients:

Improve Net Promoter Score

s,

Reduce UK customer complaints, Increase digital
engagement,

Maintain client rankings and increase market shares within CIB

■

Colleagues:

Continue to increase the % of women in leadership roles, Maintain engagement at healthy levels,
Improve key metrics from 201

9, including scores

relating

to tools and resources
■

Society:

Grow social and environmental financing, Reduce carbon footprint and increase use of renewable energy,
Continue

investing in our communities

Barclays PLC

2019 Annual Report on Form 20-F

Personal

(20% weighting)
The Executive

Directors have the following joint personal objectives for

2020:

■

Continue

to deliver improving shareholder returns, including a focus on delivering a RoTE improvement versus
2019
■

Maintain

robust capital ratios

across the Group and within

the main operating entities

■

Seek opportunities

for further cost efficiencies, enabling

reinvestment into strategic priorities and growth
initiatives
■

Continue

to drive our technology agenda across

the Group, to support improving

customer and client
experience
■

Continue

to focus on external societal and environmental stewardship
Jes Staley
■
Oversee the effective

management of the risk and controls agenda, including cyber risks
■

Ensure continued

focus on customer and client outcomes, in particular further reductions in complaints
■

Continue

to develop a high performing culture in line with our Values, with a focus on employee engagement,
succession planning,

talent and diversity
■

Drive growth in fee

-based, technology

-led annuity businesses

with lower capital

intensity
■

Effectively

manage relationships

with all

external stakeholders
Tushar Morzaria
■
Continue

to optimise financial management and reporting (particularly through technolog

y) to drive benefits
across the Group
■

Further improve

capital productivity through enhancing capital allocation and the measurement of capital returns
■

Oversee the effective

management of the risk and controls agenda in Group Finance, Strategy,

Tax

and
Treasury
■

Continue

to focus on employee engagement, talent and diversity in Group Finance, Strategy, Tax and Treasury
■

Effectively

manage relationships

with key stakeholders including

regulators and investors

Additional

remuneration

disclosures

Group performance graph and Group

CEO remuneration
The performance

graph below illustrates the performance of Barclays over the financial years from 2009 to 2019 in terms of total shareholder return compared

with that of the companies comprising the FTSE 100 index. The index has been selected because it represents a cross-section of leading

UK companies.

The table

below presents

the single

figure for remuneration and annual incentive and long

-term incentive plan outcomes

for the Group Chief

Executive

over the past 10 years.

Year 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
Group Chief Executive
John
Varley
Robert
Diamond
Robert
Diamond
Antony
Jenkins
Antony
Jenkins
Antony
Jenkins
Antony
Jenkins
John
McFarlane
Jes
Staley
Jes
Staley
Jes
Staley
Jes
Staley
Jes
Staley
Single

total remuneration figure CEO
4,567 11,070
a
1,892

529 1,602 5,467
c
3,399 305 277 4,233 3,873 3,362 5,929
Annual

bonus award as

a % of
maximum 100% 80% 0% 0% 0% 57% 48% N/A N/A 60% 48.5% 48.3% 75.0%
Long

-term incentive plan vesting as
a % of maximum 16% N/A
b
0% N/A
b
N/A
b
30% 39% N/A
b
N/A
b
N/A
b
N/A
b
N/A
b
48.5%

Notes
a

This figure
includes

£5,745k tax equalisation

as set out

in the 2011 Remuneration

Report. Robert

Diamond was tax

equalised on

tax above

the UK rate where

that
could not be offset by a double tax treaty.
b

Not a participant in a long-term incentive

award which

vested in

the period.
c

Antony

Jenkins’ 2014

pay is higher

than in earlier years

since he declined a

bonus in

2012 and 2013

and did not have

LTIP vesting in

those years.

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

Group Chief Executive

Pay ratio
The table

below shows

the ratios of the Group Chief

Executive’s total remuneration to the remuneration of UK employees since 2017. The change in the pay ratios for 2019

is explained

in more detail below.

Option 25th percentile Median 75th percentile
2019 A 213 x 140 x 77 x
2018 A 126 x 85 x 45 x
2017 A 153 x 106 x 54 x

The regulations

provide

three options

which may be used to calculate

the pay for the employees at the 25th percentile, median and 75th percentile.
We have used Option

A, following guidance issued by some

proxy advisers and institutional

shareholders.

Option

A calculates pay for all
employees on the

same basis

as the single figure

for remuneration calculated for Executive Directors. The period for which employee pay has been calculated

under Option A is the 2019 calendar year.

The CEO pay ratios published in 2017 and 2018 were calculated using the year end salary and bonus for the relevant

performance year only. These have now been recalculated using

Option A methodology.

The single

figure for remuneration for each employee includes earned salary and allowances, annual incentive awarded for the 2019 calendar year, and an estimate

of pension and benefits for

2019. Other

elements of pay such as

overtime

and shift allowances have been excluded on the basis
that they are not compa

rable with the pay structure

for the CEO. The estimate of pension

for each employee is based on 10% of salary, given that
this is the percentage

currently available to new hires in the UK. The estimate of benefits is based on the cost of core benefits

avai

lable at each
Corporate Grade,

being private medical insurance, income protection

and life assurance. The pay for part-time employees has

been grossed-up to
1 FTE.

The pay at each

quartile is set

out in the table

below:

25th percentile Median 75th percentile

Total pay Of which is salary Total pay Of which is salary Total pay Of which is salary
2019 27,875 23,000 42,362 34,432 77,488 61,158
2018
26,587 21,624 39,390 31,461 74,685 57,466
2017
25,341 20,223 36,568 28,978 71,628 55,000

The pay ratios have

increased between

2018 and 2019, due to an increase in the CEO single figure of remuneration, though employee pay at the
LQ, median

and UQ has

also increased (up 5%, 8% and 4% respectively).

The CEO single

figure of remuneration for 2019 is increased significantly,

largely as

a result of two exceptional

circumstances:

■

Due to the long

-term nature of LTIP awards, the CEO has not received any vesting

LTIP for his first four years of

service at Barclays. He will
receive an LTIP

payout for the first time in respect of 2019. This forms

part of his remuneration

package, as approved by shareholders. In 2019
the LTIP

vested at 48.5% of maximum. Going

forward, any change in LTIP will be as a result

of changes in the amount

vesting, rather than
entitlement

to receive an award.

■

In 2018, there

was

a reduction

of £500,000 applied to the single figure of remuneration as a result of malus adjustment

made to the CEO’s
2016 incentive

award during 2018. This decreased the CEO pay ratio in 2018.

Excluding

these items, the median pay ratios would be 105x in 2019 and 98x in 2018.

The annual

bonus for

the CEO has also increased during

2019, while the overall incentive pool has decreased. While recognising that this was not an unusual

occurrence, given

the structured formulaic approach applied to Executive Directors’

incentives (e.g. in

2018, Executive Directors’
outcomes were down slightly

on 2017 and the overall incentive pool was

up over the same period),

the Remuneration Committee reduced the
formulaic

bonus outcome against pre-determined performance measures

by 10%.

Over the period

2017 to 2019, median employee

pay has

gone up from

£36,568 in 2017 to £42,362 in 2019, up almost 16%. This is

aligned

with the
CEO increase over the same period,

excluding the LTIP

(up 15%).

Barclays remuneration

philosophy is set

out earlier

in this report, and all remuneration decisions for Executive Directors and the wider workforce are made within

this framework. The CEO pay ratio is one of the outcomes of these decisions, which are explained in more detail in the Chairman’s
statement.

Barclays PLC

2019 Annual Report on Form 20-F

Total

remuneration of the employees

in the Barclays

Group
The table

shows

the number

of employees in the Barclays Group as

at 31 December 2018

and 2019 in bands by

reference to total

remuneration.
Total

remuneration comprises salary, RBP, other

allowances, bonus and the value

at award of LTIP awards.

Barclays is a global

business.

Of those employees

earning above £1m in total

remuneration for 2019 in the table below, 56% are based in the US,
36% in the UK and 8% in the

rest

of the world.

Number

of employees
Remuneration band
2019
2018
£0 to £25,000
26,706
31,846
£25,001

to £50,000
26,989
25,770
£50,001

to £100,000
18,266
18,478
£100,001

to £250,000
11,428
10,804
£250,001

to £500,000
2,259
2,197
£500,001

to £1,000,000
884
916
£1,000,001

to £2,000,000
290
306
£2,000,001

to £3,000,000
68
82
£3,000,001

to £4,000,000
23
19
£4,000,001

to £5,000,000
5
6
£5,000,001

to £6,000,000
11
11
Above £6,000,000
2
6

Percentage change in Group Chief Executive’s

remuneration
The table

below shows

how the percentage

change in the Group Chief Executive’s salary, benefits and bonus between

2018 and 2019 compared
with the percentage

change in the average of each of those components of pay for UK based employees.

We have chosen UK based employees

as

the comparator

group as it is

the most representative

for pay structure comparisons.

Fixed Pay Benefits
Annual
bonus
2019
Group CEO 0% 5% 55%
Average

employee
5% 0% -12%

The percentage

change in the average fixed pay and the average annual bonus for

UK employees

is impacted by the rebalancing

of a proportion of
annual

bonus into fixed pay for c.19,500 customer facing staff in Barclays UK. Without this rebalancing, the percentage change is +4%

for fixed
pay and -10%

for annual

bonus. While the average bonus is

down by 10%, junior

populations have been protected in line with our Fair Pay
agenda.

Relative importance of spend on

pay
A year on year comparison

of Group compensation costs

and distributions

to shareholders are shown

below.

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

Chairman

and Non-Executive

Directors
Remuneration

for Non-Executive Directors reflects their responsibilities, time commitment and the level of fees paid to Non-Executive Directors of comparable

major UK companies.

Non-Executive

Directors

are reimbursed expenses that are incurred

for business

reasons. Any tax that arises on these reimbursed expenses
is paid

by Barclays.

Chairman and Non-Executive

Directors: Single total figure

for 2019 fees

(audited)

Fees Benefits Total
2019
£000
2018
£000
2019
£000
2018
£000
2019
£000
2018
£000
Chairman
Nigel

Higgins
a
541
–
3
–
544
–
John McFarlane
b
272
800
6
1
278
801
Non-Executive

Directors
Mike Ashley
c, d, e
222
215
–
–
222
215
Tim

Breedon
d, e
238
225
–
–
238
225
Sir Ian Cheshire
f
480
480
–
–
480
480
Mary Anne Citrino
d
113
39
–
–
113
39
Dawn Fitzpatrick
d, g
29
–
–
–
29
–
Mary Francis
d, h
155
154
–
–
155
154
Crawford Gillies
231
222
–
–
231
222
Sir Gerry Grimstone
i
80
498
–
–
80
498
Reuben

Jeffery III
j
41
120
–
–
41
120
Matthew

Lester
k
143
135
–
–
143
135
Dambisa Moyo
j
46
135
–
–
46
135
Diane Schueneman
d, l
377
337
–
–
377
337
Mike Turner
j
36
105
–
–
36
105
Total
3,004
3,465
9
1
3,013
3,466

Notes

a

Nigel Higgins joined the Board as

a Non-Executive

Director on

1 March 2019

and assumed

the role of

Chairman with effect

from the

conclusion of the

2019 AGM

on
2 May 2019. Nigel Higgins was paid

an annual fee of

£80,000 for the period

from 1 March

2019 to 2 May

2019, and an all-inclusive

annual fee of

£800,000 with

effect
from

3 May 2019. He was

provided with

private

medical cover and

the use of a

Company vehicle

and driver

when required

for business

purposes during 2019.

He
does not receive a fee in respect

of his role as Chairman

of Barclays Bank

PLC.

b

John McFarlane retired from the

Board with effect

from the conclusion

of the AGM on

2 May 2019.

c

Mike Ashley was a member of the

Board Reputation

Committee until

25 September

2019, when the Committee

was disbanded. His

additional fee

in respect of

the
Board Reputation Committee is therefore

pro-rated for the

period of his

service in

2019.

d

These Non-Executive Directors were

appointed to the Board

of Barclays Bank PLC

from 25 September

2019. They receive

an additional

annual fee of

£30,000, paid
by Barclays Bank PLC in respect

of this appointment

(pro-rata for

2019). From

25 September 2019,

all Non-Executive

Directors

of Barclays Bank

PLC are also
Directors

of Barclays PLC.

Until that date,

Non-Executive Directors

of Barclays Bank

PLC served

only on that Board

and received

a base fee of

£75,000 in respect

of
that role.
e

With effect from 25 September 2019 these

Non-Executive Directors

received a fee of

£20,000 for their

services to Barclays

Capital

Securities Limited

(pro-rata for
2019).

f

Sir Ian Cheshire’s figures include fees of £400,000

for his role

as Chairman

of Barclays Bank

UK PLC.

g

Dawn Fitzpatrick joined the Board as

a Non-Executive

Director with

effect from 25

September

2019. Her fees

are pro-rated

for the period

of her appointment

during
2019.

h

Mary Francis

was the

Chair of the Board

Reputation

Committee until 25

September

2019, when

the Committee was

disbanded.

Her additional fee

in respect of

the
Board Reputation Committee is therefore

pro-rated for the

period of her service

in 2019.

i

Sir Gerry Grimstone retired from the Board

with effect from

28 February 2019.

His fee is

pro-rated for the period

of his service and

includes

an annual fee of £400,000
for his role as the Chairman of Barclays

Bank PLC.

j

These Non-Executive Directors retired

from the Board with

effect

from 2 May 2019.

k

Matthew Lester retired from the Board

with effect from

1 January 2020.

l

Diane Schueneman is Chair of Barclays

Execution Services

Limited (the Group

Service Company)

and is a member

of the Barclays US

LLC (the US Intermediate
Holding Company) Board. The 2019

figure includes

fees of £70,000

for her

role on the Barclays

Execution Services

Limited Board

and $210k (£164k)

for her

role on
the Barclays US LLC Board.

Barclays PLC

2019 Annual Report on Form 20-F

Chairman and Non-Executive

Directors: Statement of implementation

of remuneration

policy in

2020
Fees for the Chairman

and Non

-Executive Directors

for 2020 are shown below.

The Board approved increases to the fees for Board members, the
Chair of the Audit

and Risk

Committees and

the members of the Board Risk

Committee

to take effect from1 January 2020

.

These increases

were
made in

line with policy and following careful review of time spent on Board and Committee matters, to reflect increased time

commitment and
responsibilities

.

The basic Board fee was last revised in 2011.

1 January 2020 1 January 2019
£000 £000
Chairman
a
800 800
Board member 90 80
Additional responsibilities
Senior

Independent Director
36 36
Chairman

of Board Audit or Risk

Committee
80 70
Chairman

of Board Remuneration Committee
70 70
Chairman

of Board Reputation Committee
– 50
Membership

of Board Audit or Remuneration Committee
30 30
Membership

of Board Risk

Committee
30 25
Membership

of Board Nominations Committee
15 15
Membership

of Board Reputation Committee
– 25

Notes

a

The Chairman does not receive any fees

in addition

to the Chairman

fees.

Directors’ shareholdings

and share

interests

Interests in

Barclays PLC

shares (audited)
The table

below shows

shares owned beneficially

by all the Directors

(including

any shares

owned beneficially

by their connected persons) and
shares over which Executive

Directors

hold

awards, which are subject to either deferral terms and/or performance measures. The shares shown below that

are subject to

performance measures are the maximum number of shares

that may be released.

Unvested
Total as at
31 December 2019
(or date of retirement
from the Board, if earlier)

Owned
outright

as at
31 December 2019
(or date of
retirement
from the Board, if
earlier)
Subject to
performance
measures
Not subject

to
performance
measures
Total as at
11 February
2020
Executive

Directors

Jes Staley 5,284,924 6,221,464 999,491 12,505,879 12,505,879
Tushar Morzaria 3,603,326 4,130,048 638,569 8,371,943 8,371,943
Chairman
Nigel

Higgins
1,010,092
– –
1,010,092 1,010,092
John McFarlane 119,279 – – 119,279 –
Non-Executive

Directors
Mike Ashley 130,858 – – 130,858 130,858
Tim

Breedon
112,475 – – 112,475 112,475
Sir Ian Cheshire 103,530 – – 103,530 103,530
Mary Anne Citrino 13,700 – – 13,700 13,700
Dawn Fitzpatrick 909,000 – – 909,000 909,000
Mary Francis 33,251 – – 33,251 33,251
Crawford Gillies 127,463 – – 127,463 127,463
Sir Gerry Grimstone 125,643 – – 125,643 –
Reuben

Jeffery III
308,553 – – 308,553 –
Matthew

Lester
29,222 – – 29,222 –
Dambisa Moyo 73,977 – – 73,977 –
Diane Schueneman 56,477 – – 56,477 56,477
Mike Turner 71,947 – – 71,947 –

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

Executive

Directors’ shareholdings and share interests

(audited)
The chart below

shows

the value

of Barclays’ shares held beneficially by Jes Staley and

Tushar Morzaria as

at 11

February 2020 that

count
towards the shareholding

requirement of, as

a minimum,

Barclays’

shares

worth 200%

of Total

fixed pay (Fixed Pay and pension). The current
Executive

Directors have five years from their respective date of appointment to meet this requirement. At close of business on 11
  February 2020,
the market value

of Barclays’ ordinary shares was

£1.79

.

Service

contracts and

letters of

appointment
All Executive

Directors have a service contract, whereas all Non

-Executive Directors

have a letter

of appointment. Copies of the service contracts
and letters of appointment

are available for inspection at the Company’s registered office. The effective dates of the current Directors’
appointments

disclosed in their service contracts or letters of appointment are shown in the table below.

As stated in the letters of appointment,

the Chairman and Non-Executive Directors

are appointed for an initial

term of three years and are subject
to annual

re-election by shareholders. On expiry of the initial term and subject to the needs of the Board, Non

-Executive Directors

may be invited
to serve a further three years. Non-Executive

Directors

appointed

beyond six years

will

be at the discretion of the Board Nominations Committee.

Effective

date of appointment
Chairman
Nigel

Higgins
1 March 2019 (Non

-Executive Director),
2 May 2019 (Chairman)
Executive

Directors
Jes Staley 1 December 2015
Tushar Morzaria 15 October 2013
Non-Executive

Directors
Mike Ashley
18 September

2013
Tim

Breedon
1 November 2012
Sir Ian Cheshire 3 April 2017
Mary Anne Citrino 25 July 2018
Mohamed

A El-Erian
1 January 2020
Dawn Fitzpatrick
25 September

2019
Mary Francis 1 October 2016
Crawford Gillies 1 May 2014
Dr Brian Gilvary 1 February 2020
Diane Schueneman 25 June 2015

Payments

to former Directors

(audited)

Former Group Finance Director: Chris

Lucas
In 2019, Chris Lucas continued

to be eligible to receive life assurance

cover, private

medical cover and payments under the Executive Income
Protection

Plan (EIPP). Full details of

his eligibility

under the EIPP were disclosed in the 2013 Directors’

Remuneration

Report (page 115

of the
2013 Annual

Report). Chris Lucas

did not receive

any other payment or benefit in 2019.

Former Chairman: John

McFarlane
John McFarlane

stepped down as

Chairman on 2 May 2019.

In accordance with his letter of appointment John McFarlane continued to receive monthly

payments equivalent to his monthly fees until 7 November 2019 (being the date his notice period would have ended

). These

payments
were made in

monthly cash instalments and were subject to mitigation in

the event that he obtained alternative employment and/or
appointments.

He also received benefits in accordance with his appointment letter for the same period.

Former

Non-Executive:

Sir Gerry Grimstone
Sir Gerry Grimstone

stepped down as Non-Executive Director

of Barclays PLC

and Chairman

of Barclays Bank

PLC on 28 February 2019.

In
relation

to his

role as Chairman of Barclays Bank PLC and under

the terms of his appoi

ntment

letter, a payment of six months’ fees was

paid

to him
in lieu

of notice in March 2019. No payment in lieu of notice was made in relation to his role as Director of Barclays PLC.

Barclays PLC

2019 Annual Report on Form 20-F

Former Non-Executive:

Reuben Jeffery III
Reuben

Jeffery III was appointed as a member of the

Barclays US

LLC (the US Intermediate

Holding Com

pany)

Board on 15 October 2019. He
received

fees of $150,000 per annum

for his role on the Barclays LLC Board, pro-rated for his period of service in 2019.

AGM Statement
At the 2019 AGM,

the vote on the 2018 Directors’ Remuneration Report (Resolution 2) was

passed with 70.79%

of votes cast

in favour.

We
describe below

what we have done to identify and address the concerns of shareholders who voted against this resolution last

year.

We offered

to engage with

those of

our top 30 shareholders who voted against Resolution

2, or who withheld their vote in relation to it, and were
able

to meet with

a significant proportion of those shareholders. We

understand from

those shareholders who we

have spoken to that they voted
against Resolution

2 because of concerns over the malus adjustment applied in relation to the 2016 incentive award for the Group

CEO, particularly
in light

of the penalty levied against the company by the New York Department for Financial Services (“NYDFS”).

Having reflected

on the views

expressed by the relevant

shareholders,

and as discussed with them during engagement,

we are satisfied that the
malus adjustment

was

appropriate.

However, in light of the feedback from our shareholders, we acknowledge th at we

could

have provided further
information

regarding the factors the Board and Remuneration Committee took into account. In particular,

this could have addressed the fact that no
material

new facts

came to light

through the investigations conducted by the regulators that had not been taken into account by the Board in its determination

of the appropriate malus

adjustment,

and the fact that the NYDFS penalty was directed against the bank in relation to failings in its controls, and not

against the individ

ual in question.

We will

take this into account in all of our external disclosures going forward, to ensure that we provide all of the information needed to properly
explain

our decisions.

Previous

AGM voting outcomes

For % of votes cast Against % of votes cast
Withheld
Shareholder

votes on remuneration
Number Number Number
Vote on

the 2018

Remuneration Report
70.79% 29.21%

at the 2019 AGM 8,849,675,682 3,652,341,337 477,285,142
Vote on

the Directors’ Remuneration

Policy
97.91% 2.09%

at the 2017 AGM 12,062,616,141 257,416,828 51,369,054

At the AGM held

on 24 April 2014, 96.02% (10,364,453,159 votes) of shareholders of Barclays PLC voted for the resolution

in respect of a

fixed
to variable

remuneration ratio of 1:2 for ‘Remuneration Code Staff ’ (now known as MRTs).

On 14 December 2017,

the Board of Barclays

PLC
as shareholder of Barclays Bank PLC approved

the resolution that Barclays Bank PLC and any of its current and future subsidiaries be authorised to apply

a ratio of the fixed to variable components of total remuneration of their MRTs that exceeds 1:1, provided

the ratio does

not exceed

1:2.
On 15 November 2018,

the Board of Barclays PLC

as shareholder of Barclays Bank UK PLC approved an

equivalent resolution in relation to MRTs
withi

n

Barclays Bank UK PLC

and any of its subsidiaries.

Barclays

Board Remuneration

Committee
The Board

Remuneration Committee is responsible for overseeing Barclays’ remuneration as

described in

more detail below.

Terms of Reference
The role

of the Committee is to:

■

set the overarching

principles and parameters of remuneration policy across

the Group;

■

consider and approve

the remuneration arrangements of (i)

the Chairman,

(ii) the Executive Directors, (iii) members of the Barclays Group
Executive

Committee and any other senior executives specified by the Committee from time to time, and (iv) all other Group employees whose total

annual compensation

exceeds an amount determined by the Committee from time to time (currently £2m); and

■

exercise oversight for remuneration

issues.

The Committee

considers the overarching objectives, principles and parameters of remuneration policy across the Group to ensure it is adopting
a coherent approach

in respect of all employees. In discharging this responsibility the Committee seeks to ensure that the

policy is fair and
transparent, avoids

complexity and

assesses,

among

other things, the impact of pay arrangements in supporting the Group’s culture, values and strategy and on all

elements of risk

manag

ement. The Committee also approves incentive pools for each of the Group, Barclays Bank PLC,
Barclays Bank UK PLC and operations

and functions, periodically

reviews

(at least annually)

all material matters of retirement benefit design and
governance,

and exercises

judgement

in the application of remuneration policies to promote the long

-term success

of the Group for the benefit

of
shareholders. The

Committee and its members work

as necessary with other

Board Committees, and

is authorised to select and appoint its own
advisers as required.

Barclays PLC

2019 Annual Report on Form 20-F

Annual

report on
Directors’

remuneration

Remuneration Committee in

2019
The performance

of the Committee was

assessed internally

as

part of the annual

effectiveness review of the Board of Barclays PLC. In line with the approach

adopted for all Board committees in 2019,

the process

involved

completion of a tailored questionnaire by Committee members

and
standing

attendees.

The results confirm

that the Committee is operating

effectively. The Committee continues to be well

constituted and provides an effective level of
challenge

and oversight of the areas within its

remit. Consideration

will be given to adding an additional member of the Committee following the departure

of Dr

Dambisa Moyo

earlier in the

year.

The Committee’s focus has moved

towards oversight of an existing

and effective policy and management system, having addressed a number of important

remuneration related issues

in prior years.

The Committee’s interaction

with the Board, Board Committees and senior management is considered effective.

In response to a

request to provide
feedback on interaction

with subsidiary committees, the Committee’s interaction with the principal subsidiary remuneration committees was

also
considered

effective,

and in line with regulatory requirements.

Advisers to the

Remuneration Committee
The Committee

appointed PricewaterhouseCoopers (PwC)

as the independent

adviser in October 2017. The Committee is

satisfied that the

advice
provided

by PwC to

the Committee

is independent and objective. PwC is

a signatory to the voluntary

UK Code of Conduct for executive
remuneration

consultants.

PwC was paid £112,000

(excluding VAT) for their advice

to the Committee in 2019

relating to the Executive Directors (either exclusively or along with other employees within

the Committee’s Terms of Reference).

In addition to advising the Committee, PwC provided unrelated consulting advice

to the Group in respect of strategic advice

on business,

operational

models and cost,

corporate taxation,

climate-related financial
disclosures, data

strategy, technology

consulting and internal audit.

Throughout

2019, Willis Towers Watson (WTW) continued

to provide the Committee with market data on

compensation when considering incentive
levels and

remuneration

packages.

WTW were paid £66,000

(excluding VAT)

in fees for

their services. In addition

to the services provided to the
Committee,

WTW also provides pensions and benefits advice, insurance brokerage and pensions advice and administration services

to the
Barclays Bank UK Retirement

Fund.

In the course of its deliberations,

the Committee

also considers

the views of the Group Chief Executive,

the Group Human Resources Director
and the Group

Reward and Performance

Director. The Group Finance Director and the Chief Risk

Officer provide

regular updates on Group and
business financial

performance and risk

profiles respectively.

No Barclays’ employee

or Director participates in discussions with, or decisions of, the Committee relating to his or her own remuneration.
No other advisers provided

services

to the Committee

in the year.

Barclays PLC

2019 Annual Report on Form 20-F

Remuneration Committee activity

in 2019
The following

provides

a summary of the Committee’s activity

during 2019 and at the January and February 2020 meetings at which 2019 remuneration

decisions

were finalised.

The Committee is also provided with updates at each scheduled meeting on: operation of the Committee’s
Control Framework on hiring,

retention and termination, headcount and employee attrition, and extant LTIP performance.

January February June October December January February

2019 2019 2019 2019 2019 2020 2020
Overall
remuneration
Incentive

funding proposals including
risk adjustments
● ●

● ● ● ●
2018 Remuneration

Report

●

Group fixed

pay budgets
● ●

● ● ●
Finance

and Risk

updates
● ●

● ● ● ●
Incentive

funding approach

●

Barclays’ Fair Pay agenda

and Report

● ● ● ●

●
2019 Remuneration

Report

●

●
Wider workforce considerations

● ● ● ● ●
Executive
Directors’ and
senior executives’
remuneration
Executive

Directors’ and senior executives’ bonus
outcomes
● ●

● ● ●
Review of Directors’ Remuneration

Policy

● ● ● ● ●
Annual

bonus and LTIP

performance measures
and target

calibration
● ●

●

●
Governance
Regulatory

and stakeholder matters
● ● ● ● ● ● ●
Discussion with independent

advisor

● ● ● ● ● ●
Remuneration

Review Panel update

●

●

●
Review of Committee

effectiveness

●

●

There were two additional

Remuneration Committee meetings during the course of 2019. The Committee met on 25 March 2019 and on 31 May
2019 to consider

leadership changes across

the organisation.

Barclays PLC

2019 Annual Report on Form 20-F

Our people

and culture

We believe that the culture of Barclays is
built and shaped by the thousands of
professionals around the world who serve
our customers and clients with a shared
purpose and values.

Our people

make a critical difference to our
success, and our investment

in them protects
and strengthens our culture.
We increasingly

draw on the latest thinking
from behavioural

science and data science to
identify

what’s most

likely to be effective in
hiring,

developing and engaging our people,
and then

track

effectiveness over time.

We’re
also starting to use the same data

-driven
approach

to give us a much more accurate
picture of how people

progress

through

our
organisation.
Hiring the best people
We continue

to focus

on hiring

people with
the skills that will

help us accelerate the
digital

transformation of our organisation, as
well as adapt more

quickly to the changing
needs of our customers and clients.
We have increased

hiring across

our core
strategic locations

globally.

Building a
modern,

scale presence in a smaller number
of sites enables us to make signifi

cant
investments in

the workplace that would

not
otherwise be possible.

The transition to
having

more of our people work

from these
strategic sites means change

for our existing
colleagues.

We recognise the disruption that
this can create and we are managi

ng the
impacts thoughtfully.
Within

BX, we continue to rebalance

the mix
of contractors and permanent

colleagues,

so
that more people

work

directly

for us.

We
believe

this

is a

competitive

advantage and
further strengthens our culture.

People

with different
perspectives

and

life
experiences

make our
organisation

stronger.

We want to hire from

within

and are
increasingly

using data and analytics to
identify

and support high performers and
potential

future leaders

– particularly

from
those groups that are currently
underrepresented

amongst our

senior
colleagues.

34% of our vacancies were filled
by internal

candidates during 2019.
Just under 900 graduates joined

us

in 2019,
enabling

us

to develop our pipeline

of future
leaders in

-house. The percentage of
graduate

female hires was

34%. We also
provided

over 300 people with the
opportunity

to complete a structured
apprenticeship.
We have continued

to put additional effort
into supporting

people who have been in
the armed

forces to find a career at
Barclays, through

the ‘After’ programme.
We have also supported

those returning to
the workforce after a career break, through
our ‘Encore’ programme.
People

with different perspectives and life
experiences

make our organisation

stronger.
We are committed

to attracting, developing
and retaining

a diverse

and inclusive
workforce, and providing

equal opportunities.

We aim

to make sure

our hiring

is as

diverse
as possible. Our policies require

us

to give
full

and fair consideration to all populations
based on their aptitudes

and abilities. We’re
using data and

analytics to better understand
how we can improve

our hiring process.

We recognise

the importance of measuring
progress around

our gender diversity agenda
and believe

that setting targets is

an effective
way to do this. We’ve set ourselves a target
of 28% female

Managing Directors

and
Directors by the end of 2021,

and have
signed up to the Ha

mpton

Alexander targets
of 33% female

representation on each of our
Board

s

and Group Executive

Committee and
their direct

reports by the end of 2020. We
continue

to report on our results

as

part of
the Hampton

Alexander Review and HM
Treasury Women in

Fina

nce Charter.

Barclays PLC

2019 Annual Report on Form 20-F

Developing talent for the future
We operate

in a highly

-regulated
environment,

so

it’s critical to our success
that our people

understand the rules that
govern how we operate.

We invested £36m
in training

last year to ensure we

get this
right.
A wide range of development

opportunities
are available

to help all our people build
their career,

delivered

both in-person and
through

our new digital learning

platform,
Learning

Lab, which is making
development

more available than ever.

We also launched

two new flagship
leadership

development programmes during
2019. This

is a

significant

investment in our
future leaders,

driven by our core belief that
quality

leadership makes

a difference

to our
success. We track the progression of people
that have partic

ipated in these programmes
to see how effective

they are.

We remain

committed to closing pay gaps at
Barclays; the difference

in seniority between
male

and female colleagues, and between
BAME and

non

-BAME colleagues. You can
find out

more about this in our Pay Gaps
Report, available

at barclays.com.

Colleague engagement
We have an established

approach to
engaging

colleagues which includes the
majority

of recommended actions by

the
UK’s Financial

Reporting Council (FRC),

and
is in line

with new governance requirements
in 2019.

This ensures

that we understand
their perspective,

take it into account in our
decision

making at the

most

senior level,
and share with them

our strategy and
progress.
That extends

to those who work

for us
indirectly

as

well,

such as contractors,
although

in a more limited way.

In 2020, our
supplier

code of conduct will require
organisations with

more than

250 employees
to demonstrate

that they have an effective
workforce engagement

approach of their
own.
It’s important

to us

that our Board
members are engaged

with our people –
directly,

and indirectly through our
management

team.

We regularly

report on our
colleague

engagement activity to
our Boards.
Together

with direct engagement, this
comprehensive

reporting approach and
dedicated

time at board meetings helps
our Board take the issues of interest to our
colleagues

into account

in their decision
making.
This has enabled

them to confirm that our
workforce engagement

approach is
effective.
Listening to our people
Our regular colleague

survey formally
captures the views of all

our people and is a
key part of how we track colleague
engagement.

Our overall engagement score
reduced slightly

to 77% in 2019, but 80% of
our colleagues

would still recommend
Barcla

ys

as a good

place

to work.

Our
colleagues

also shared that 79% of them

feel
it’s safe to speak up to share their views.
89% of colleagues

told us they believe
Barclays is focused on achieving

good
customer and client

outcomes and 86%
said they are proud of the contribution
Barclays makes to the community

and
society.
Only 61% of our people

said the stress

levels
at work are manageable,

and 53% believe
that we have been

successful

in eliminating
obstacles to efficiency.

Improving these
scores is a key prio

rity and we are working
on the underlying

problems.

The results from the survey are an important
part of the conversations our leaders have
about

how we run the business,

and it’s a
specific focus for our Executive

Committee
and our Board. The

Executive Committee
holds a dedicated

town hall for colleagues
each year specifically

to talk about their
feedback and

the actions we’re taking in
response and there are many

follow up
communications and

action plans built
across the Group.
We monitor

our culture across

the
organisation,

and in individual business
areas, through

culture dashboards. These
combine

colleague survey

data with

other
metrics about

our business, so

that we can
see the effect

our people’s engagement

has
on our performance,

and on the continued
strength of our culture.

82% of our people
have heard

or read senior leaders talking
about

the character and

culture of Barclays.

Barclays PLC

2019 Annual Report on Form 20-F

Keeping our people informed
In

addition

to

these

data

sources,

our
leaders, including

our Board, engage face to
face

with

colleagues

locally

to

hear

what
they think.
That might

be through site visits, large-scale
town halls, training

and development
activity,

mentoring, informal breakfast
sessions, committee

membership, diversity
and wellbeing

programmes, or focus

and
consultative

groups.

We make sure we’re regularly

keepin

g
everyone up to date

on the strategy,
performance

and progress

of the
organisation

through a strategically-
coordinated,

multi-

channel approach across
a combination

of leader-led engagement,
and digital

and print communication,
including

blogs, vlogs and podcasts.

We also engage

with our people
collectively

through a strong and effective
partnership

with Unite, as well as the
Barclays Group European

Forum, which
represents all

colleagues within the
European

Union.

These

conversations

help

us

to

deliver
thi

ngs like a collective pay

deal for our

Unite
covered colleagues,

who represent 84%

of
our

UK-based

colleagues,

as well

as more
complex

business

change

and

our

long-
term focus on colleague

wellbeing.

We regularly

brief our union partners on the
strategy and progress of the business and
seek their input

on ways

in which we can
improve

the colleague experience of working
for Barclays. The collective

bargaining
coverage of Unite

in the UK represents
c.52% of our global

workforce.

When we make significant

changes to our
business, they can affect

our people and

can
mean that

redundancies are necessary.

We
consult in detail

with colleague
representatives on major

change
programmes affecting

our people. We do this
to help us minimise

compulsory job losses
wherever possible, including

through
voluntary

redundancy and redeployment.

We are

committed

to
paying

people fairly

–
in a way

that
balances

the needs

of
all our stakeholders.
Our people policies
Another way we shape the culture

of our
organisation

is through our people policies,
which are reviewed

regularly,

including by
our Board.
Our policies

are designed to provide equal
opportunities and

create an inclusive
culture,

in line with our values and in
support of our long

-term success.

They
also reflect relevant

employment law,
including

the provisions of the Universal
Declaration

of Human Rights and ILO
Declaration

on Fundamental Principles and
Rights at Work.
We expect our people

to treat each other
with dignity

and respect, and do not tolerate
discrimi

nation, bullying, harassment or
victimisation

on any grounds.

We are committed

to paying our people fairly
and equitably

relative to their role, skills,
experience

and performance – in a way that
balances

the needs of all

our stakeholders.
That means

our remuneration policies reward
sustainable

performance that’s in line with
our purpose and values, as well as our risk
expectations.

You

can find more information
in our Fair Pay Report, available

on
barclays.com.
We encourage

our people to benefit
from Barclays’ performance

by enrolling
in our share plans, further

strengthening
their commitment

to the organisation.

The Directors’ Remuneration

Report sets

out
updates on remuneration

outcomes and
developments during

2019. It also explains
our plans for 2020, i

ncluding our proposed
new Directors’ Remuneration

Policy, which
will

be subject to a vote at the next AGM.

Barclays PLC

2019 Annual Report on Form 20-F

Building a

supportive culture

Diversity of thought

and experience works
best when everyone

feels included. People
who feel they

can be themselves at work
are happier

and more productive, so we
believe

that creating an inclusive and
diverse culture

isn’t just the right thing to do,
but is also best for our business.
We focus on five areas: disability,

gender,
LGBT+,

multicultural, and multigenerational.
Each of these is represented and
championed

by a senior leader, and
embedded

deeply into the organisation
through

colleague

networks

organised

by
our people

and funded by Barclays.

Our networks provide

colleagues with
valuable

support and advice, create
development

opportunities, and raise
awareness of issues and challenges.

Our
networks also influence

our people policies,
teaching

us

how we need to adapt

to give
our people

the support they need to
succeed. 85% of our colleagues

say

that
they feel

included within their teams.

Our policies

require managers to give full and
fair consideration

to those with a disability on
the basis of their aptitudes

and abilities; both
when hiring

and through ongoing people
management,

as

well as ensuring
opportunities for training,

career development
and promotion

are available to all. As

part of
the UK government

Disability Confident
scheme, we encourage

applications from
people

with a disability, or a physical or
mental

health condition.

We encourage

everyone working at Barclays,
or thinking

about joining us, to tell us

what
support and adjustments

they need to be
their best at work. We’re working hard to
make the processes that support this more
effective,

recognising that at times getting the
support colleagues

need can be slow.

We track the ever-changing

composition of
our people

through online dashboards, to
make sure that our senior leaders
understand

the diverse makeup and

needs
of the organisation

they lead. We’re also an
inaugural

signatory of the UK’s

Race at
Work Charter.
Through

our BeWell programme, we provide
expert advice

and guidance on the practical
steps colleagues can take to look after their
physical and

mental health. In 2020, our
Mental

Health Awareness

training

will
become

mandatory for all colleagues. We
were one of the first businesses to sign up to
the Men

tal Health at Work

Commitment.

74%
of colleagues

say

that Barclays supports
employee

efforts to enhance their wellbeing.

The tools to succeed
We provide

tools, programmes and support
that enable

colleagues to balance their work
life

with their personal commitments,
supporting

career development opportunities
at each life

stage.

We offer enhanced

maternity, paternity,
adoption

and shared parental
entitlements.
We’re continuing

to shape a more agile,
technology

-led culture through dynamic
working, so that we can meet our
people’s desire to work more flexibly.
88% of colleagues

say

they are able

to
work dynamically

and this is

one of the
biggest drivers for overall

engagement,
with more favourable

scores

across all
questions.
However, our people

also told us

that we
need to invest more

in the technology and
services we use internally.

Only 56% of
people

said they have the work

tools and
resources they need

to achieve excellent
performance

and this is

a reduction

year over
year. We’ve made

significant progress
particularly

in our new strategic campus sites,
but we

need to get the

balance right between
required

investment and cost discipline focus
in order to effectively

balance the needs of all
of our stakeholder groups.
We’re replacing

the old devices that we know
our people

can find frustrating, and we’re
updating

our software and connectivity so
that getting

work

done is easier. We’ve

also
invested in

the technology

support we
provide

to our people, so that when things do
go wrong, we can put them

right more
quickly.
Over the next few years, our focus will

be on
enabling

much greater collaboration, right
across the organisation,

so

that we can
unlock the power of the connections

between
our people.

Risk review
Content

Barclays PLC

2019 Annual Report on Form 20-F

The management of risk is a critical underpinning to the execution of Barclays’

strategy.

The
material risks and uncertainties the Group faces across

its business and portfolios are key areas of
management focus.
Barclays’ risk disclosures are provided

in the Annual Report and in the Barclays PLC Pillar 3 Report 2019.
Risk

management strategy
Annual
Report
Pillar 3
Report
Overview of Barclays’ approach

to risk
management. A detailed overview

together
with more

specific information on policies that
the Group determines to be of particular
significance in the current

operating
environment

can be found in the Barclays PLC
Pillar 3 Report

2019

or at Barclays.com.
◾

Enterprise Risk Management Framework

(ERMF)
◾

Segregation of duties – the “Three Lines of Defence” model
◾

Principal risks
◾

Risk appetite for the principal risks
◾

Risk committees
◾

Frameworks, policies and standards
◾

Assurance
◾

Effectiveness of risk management

arrangements
◾

Learning from

our mistakes
◾

Barclays’ risk culture
◾

Group

-wide risk management tools
◾

Risk management in the setting of strategy
90
90
90
90
91
n/a
n/a
n/a
n/a
98
n/a
n/a
149
149
149
150
151
151
151
152
152
152
152
156
Material existing

and emerging

risks
Insight into the level of risk across our

business
and portfolios, the material existing and
emerging

risks and uncertainties

we face and
the key areas of management

focus.
◾

Material existing and emerging

risks potentially impacting more
than one principal risk
92 n/a
◾

Credit risk 95 n/a
◾

Market risk 96 n/a
◾

Treasury

and capital risk

96 n/a
◾

Operational risk

97 n/a
◾

Model risk 98 n/a
◾

Conduct risk

98 n/a
◾

Reputation risk 99 n/a
◾

Legal risk and legal, competition and regulatory

matters
99 n/a
Climate

change risk management
Overview of Barclays’ approach

to managing
climate change risk.
◾

Overview, organisation and

structure
◾

Risk management policy
101
101
n/a
n/a
Principal risk

management
Barclays’ approach

to risk management for
each principal risk with focus on organisation
and structure and roles and responsibilities.
◾

Credit risk management 102 157
◾

Management of credit risk mitigation techniques and counterparty credit risk
n/a 175
◾

Market risk management 103 178
◾

Management of securitisation exposures n/a 187
◾

Treasury

and capital risk management
104 191
◾

Operational risk management 105 198
◾

Model risk management 106 202
◾

Conduct risk management 106 205
◾

Reputation risk management 107 207
◾

Legal risk management 107 209

Risk review
Content

Barclays PLC

2019 Annual Report on Form 20-F

Risk

performance
Annual
Report
Pillar 3
Report
Credit risk:

The risk of loss to the Group

from
the failure of clients, customers or
counterparties, including sovereigns,

to fully
hono

ur their obligations to the Group,

including
the whole and timely payment of principal,
interest, collateral and other receivables.
◾

Credit risk overview and

summary of performance
109 n/a
◾

Maximum exposure

and effects of netting, collateral and risk
transfer
109 n/a
◾

Expected Credit Losses 112 n/a
◾

Movements in gross exposure

and impairment allowance including
provisions for loan

commitments and financial guarantees
115 n/a
◾

Management adjustments to models for impairment 120 n/a
◾

Measurement uncertainty and sensitivity analysis 121 n/a
◾

Analysis of the concentration

of credit risk
◾

The Group’s

approach

to management and representation of credit
quality
◾

Analysis of specific portfolios and asset types
127
129
133
n/a
n/a
n/a
◾

Forbearance 136 n/a
◾

Analysis of debt securities 138 n/a
◾

Analysis of derivatives 139 n/a
Market risk:

The risk of a loss arising from
potential adverse changes in the value of the
Group

’s assets

and liabilities from fluctuation in
market variables including, but not limited to,
interest rates, foreign

exchange, equity prices,
commodity prices, credit spreads, implied
volatilities and asset correlations.
◾

Market risk overview

and summary of performance
◾

Balance sheet view of trading

and banking books
◾

Review of management

measures
◾

Review of regulatory

measures

141
n/a
141
n/a
122
123
124
125
Treasury and capital risk – Liquidity:

The risk that the Group

is unable to meet its
contractual or contingent

obligations or that it
does not have the appropriate

amount, tenor
and composition of funding

and liquidity to
support its assets.
◾

Liquidity risk overview and summary

of performance
◾

Liquidity risk stress testing
◾

Liquidity pool
◾

Funding structure

and funding relationships
◾

Contractual maturity of financial assets and liabilities
◾

Asset encumbrance
145
145
147
148
151
n/a
n/a
n/a
n/a
n/a
n/a
220
Treasury and capital risk – Capital:

The risk that the Group

has an insufficient level
or composition of capital to support its normal
business activities and to meet its regulatory
capital requirements under

normal operating
environments

or stressed conditions (both
actual and as defined for internal planning

or
regulatory testing purposes). This also includes
the risk from the Group

’s pension plans.
◾

Capital risk overview and

summary of performance
◾

Regulatory minimum

capital and leverage requirements
◾

Analysis of capital resources
◾

Analysis of risk weighted assets
◾

Analysis of leverage ratio and exposures
◾

Minimum requirement

for own funds and

eligible liabilities
◾

Foreign

exchange risk
◾

Pension risk review
155
155
157
159
160
161
162
163
n/a
8
18
26
31
n/a
42
43
Treasury and capital risk – Interest rate risk in
the banking book:
The risk that the Group

is
exposed to capital or income volatility because
of a mismatch between the interest rate
exposures of its (non

-traded) assets and
liabilities.
◾

Interest rate risk in the banking book

overview and

summary of
performance
◾

Net interest income sensitivity
◾

Analysis of equity sensitivity
◾

Volatility of the fair value

through

other comprehensive income
(FVOCI) portfolio

in the liquidity

pool
165
165
166
166
44
44
45
46
Operational risk: The risk of loss to the Group
from inadequate or

failed processes or systems,
human factors or due to external events (for
example fraud) where

the root cause is

not due
to credit or market

risks.
◾

Operational risk overview

and summary of performance
◾

Operational risk profile
167
167
144
146
Model risk: The risk of the potential adverse
consequences from

financial assessments

or
decisions based on incorrect

or misused model
outputs and reports.
◾

Model risk overview

and summary of performance
170 n/a
Conduct risk: The risk of detriment to
customers, clients, market integrity,

effective
competition or Barclays from

the inappropriate
supply of financial services, including instances
of wilful or negligent misconduct.
◾

Conduct risk overview and summary

of performance
170 n/a
Reputation risk: The risk that an action,
transaction, investment, event, decision, or
business relationship will reduce trust in the
Group’s

integrity and/or competence.
◾

Reputation risk overview

and summary of performance
170 n/a

Risk review
Content

Barclays PLC

2019 Annual Report on Form 20-F

Annual
Report
Pillar 3
Report
Legal risk: The risk of loss or imposition of
penalties, damages or fines from the failure of
the Group to meet its legal obligations
including regulatory

or contractual
requirements.
◾

Legal risk overview and summary

of performance
170 n/a
Supervision and

regulation
The Group’s

operations, including its overseas
offices, subsidiaries and associates, are subject
to a significant body of rules and regulations.
◾

Supervision of the Group
◾

Global regulatory

developments
◾

Financial regulatory

framework
171
171
172
n/a
n/a
n/a
Pillar 3

Report
Contains extensive information

on risk as well
as capital management.
◾

Summary of risk and capital profile
◾

Notes on basis of preparation
◾

Scope of application of Basel rules
n/a
n/a
n/a
3
5
6
Risk and capital position

review:
Provides a
detailed breakdown

of Barclays’ regulatory
capital adequacy and how

this relates to
Barclays’ risk management .
◾

Group

capital resources, requirements, leverage and

liquidity
◾

Analysis of credit risk
◾

Analysis of counterparty

credit risk
◾

Analysis of market risk
◾

Analysis of securitisation exposures
◾

Analysis of operational risk
n/a
n/a
n/a
n/a
n/a
n/a
16
48
104

144

Risk review
Risk management
Barclays’ risk management

strategy

90

Barclays PLC

2019 Annual Report on Form 20-F

Barclays’ risk

management

strategy

This section introduces the Group’s

approach

to managing and identifying risks, and for fostering a strong risk culture.

Enterprise Risk Management Framework (ERMF)
The ERMF sets the strategic approach

for risk management by defining

standards, objectives and responsibilities

for all areas of the Group.

It is then
approved

by the Barclays PLC Board

on recommendation

of the Group Chief Risk

Officer. It supports senior management

in effective risk
management and developing

a strong risk culture.

The ERMF sets out:

◾

Segregation of duties: The ERMF defines a Three Lines of Defence model

◾

Principal risks faced by the Group.

This list guides the organisation of the risk management function, and the identification, management and reporting

of risks.

◾

Risk appetite requirements

.

This helps define the level of risk we are willing to undertake in our business.

◾

Roles and responsibilities for risk management:

The ERMF sets out the accountabilities of the Group CEO and other senior managers, as well as
Barclays PLC

committees

The ERMF is complemented

by frameworks,

policies and standards which are

mainly aligned to individual principal risks:

◾

Frameworks cover

the management approach for

a collection of related activities

and define the associated policies used to govern

them.

◾

Policies set out principles and other core

requirements

for the activities of

the Group

.

Policies describe “what” must be done.

◾

Standards set out the key control objectives that describe how the requirements set out in the policy are met, and who needs to carry them out.
Standards describe “how” controls should be undertaken.

Segregation of duties - the "Three Lines of Defence" model

The ERMF sets out a clear lines of defence model. All colleagues are responsible for understanding

and managing risks within the context of

their
individual roles and responsibilities, as set out below:

◾

First line comprises all employees engaged

in the revenue generating

and client facing areas of the

Group

and all associated support functions,
including Finance, Treasury,

and Human Resources. The first line is responsible for identifying and managing the risks they generate, establishing
a control

framework,

and escalating risk

events to Risk and Compliance.

◾

Second line is comprised of the Risk and Compliance functions. The role of the second line is to establish the limits, rules and constraints under
which first line activities shall be performed,

consistent with

the risk appetite of the Group

,

and to monitor the performance

of the first

line
against these limits and constraints. Note that limits for

a number of first line activities, related to operational risk, will be set by the first line and overseen by

the Chief Controls Office. These will remain subject to supervision by the second line.

◾

Third line of defence is Internal Audit, who are responsible for providing

independent assurance over the effectiveness of governance,

risk
management and control

over current, systemic and evolving risks.

◾

The Legal function provides support

to all

areas of the bank

and is not formally part of any of the three lines. However

,

it is subject to second line
oversight.

Principal

risks
The ERMF identifies eight principal risks and sets out associated responsibilities an

d

expectations around risk management standards.

Each of the principal risks is overseen

by an accountable executive within the Group

who is responsible for the framework, policies and standards that detail the related requirements.

Risk reports to executive and Board

committees are clearly organised by p

rincipal risk. In addition, certain risks
span more than one principal

risk; these are also subject to the ERMF and are reported

to executive and Board

committees.

Risk appetite for the principal risks

Risk appetite is defined as the level of risk which the Group’s businesses are prepared

to accept in the

conduct of their activities. It sets the ‘tone
from the top’ and provides

a basis for ongoing

dialogue between management and Board

with respect to the

Group’s

current and

evolving risk
profile, allowing strategic and financial decisions to be made on an informed basis.

Risk appetite is approved

by the Barclays PLC Board

and disseminated across legal

entities. Total Group

risk appetite

is supported

by limits

to
control exposures

and activities that have material concentration risk implications.

Risk review
Risk management
Barclays’ risk management

strategy

91

Barclays PLC

2019 Annual Report on Form 20-F

Risk committees

Various

committees also fulfil important roles and responsibilities. Barclays business level product/risk type committees consider risk matters
relevant to their business, and escalate as required

to the Group Risk Committee (GRC), whose Chairman, in turn, escalates to the Barclays PLC
Board

Committees and the Barclays PLC Board.

In addition to setting the risk appetite of the Group,

the Board is responsible for approving

the ERMF, and reviewing all reputation risk matters. It
receives regular information

on the risk profile of the bank, and has ultimate responsibility for risk appetite and capital plans.

Further

,

there are three Board

-level committees which oversee the application of the ERMF and implementation of key aspects. Membership of
these committees is comprised

solely of non-executive directors providing

independent oversight and challenge. These are detailed below:

◾

The Barclays PLC

Board

Risk Committee

(BRC): The BRC monitors

the Group’s risk profile against the agreed appetite. Where

actual performance
differs from

expectations, the actions taken by management are reviewed

to ascertain that the

BRC is comfortable

with them. The BRC also
reviews certain key risk methodologies,

the effectiveness of risk management,

and the Group’s risk profile,

including the material issues affecting
each business portfolio and forward

risk trends.

The committee also commissions in-depth analyses of significant risk topics, which are presented by the Group

CRO or senior risk managers.

◾

The Barclays PLC

Board

Audit Committee (BAC): The BAC receives regular

reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, and quarterly papers on accounting

judgements (including impairment). It also receives a half-
yearly review of the adequacy

of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment,
Barclays policies and methodologies.

◾

The Barclays PLC

Board

Remuneration

Committee (RemCo): The RemCo receives a report

on risk management performance and risk profile, and
proposals on ex-ante and ex-post risk adjustments to variable remuneration.

These inputs are considered in the setting of performance
incentives.

The terms of reference

and additional details on membership and activities

for each of the principal

Board

committees are available from the
corporate

governance section of the Barclays website at: home.barclays/about

-barclays/barclays

-corporate-governance.html.

The Group

Risk Committee (GRC) is the most senior executive body responsible for reviewing and monitoring

the risk profile of the

Group.

This
includes coverage

of all principal risks, and any other material risks, to which the Group is exposed. The GRC reviews and recommends

the
proposed

risk appetite

and relative limits to the BRC. The committee covers

all business units and legal entities with the Group

and incorporates
specific coverage

of Barclays Bank Group.

Barclays’ risk culture
Risk culture can be defined as the norms, attitudes and

behaviours related to risk awareness, risk taking and risk

management.

This is reflected in
how the Group

identifies, escalates and manages risk

matters.

Barclays is committed

to maintaining a robust risk culture in which:

◾

management expect, model and reward

the right behaviours from

a risk

and control perspective;

◾

colleagues identify, manage and

escalate risk and control matters, and meet their responsibilities around risk management.

Specifically, all employees

regardless of their positions, functions or

locations must play their part in the Group’s

risk management. Employees are
required

to be familiar with risk

management policies which are

relevant to their responsibilities, know how

to escalate actual or potential risk
issues, and have a role-appropriate

level of awareness of the risk management process as defined by the ERMF.

Our Code of Conduct – the Barclays Way
Globally,

all colleagues must attest to the “Barclays Way”,

our Code of Conduct, and

comply with all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the purpose

and values which govern

our “Barclays Way” of working

across our business globally. It
constitutes a reference

point covering

the aspects

of colleagues’ working relationships, with other Barclays employees,

customers and clients,
governments

and regulators, business partners, suppliers, competitors and the broader community.

Risk review

Material existing

and

emerging risks
92

Barclays PLC

2019 Annual Report on Form 20-F

Material existing

and emerging

risks

to

the Group’s

future performance

The Group

has identified

a broad

range of risks to which its businesses

are exposed.

Material risks are those to which senior management

pay
particular attention and

which could cause the delivery of the Group’s strategy,

results of operations, financial condition and/or

prospects to differ
materially from expectations. Emerging risks are those which have unknown

components, the impact of which could crystallise over a longer time period. In addition, certain other factors beyond

the Group’s control,

including escalation of terrorism or global conflicts, natural disasters,

epidemic
outbreaks and similar events, although

not detailed below, could have a similar impact on the Group.

Material existing

and emerging

risks

potentially

impacting

more

than one

principal

risk
i)

Business

conditions, general economy and geopolitical

issues

The Group’s

operations are subject to potentially unfavourable

global and local economic and market conditions, as well as geopolitical developments, which may have

a material effect on the Group’s

business, results of operations, financial condition and prospects.
A deterioration in global or local economic

and market conditions may lead to (among

other things): (i) deteriorating business, consumer or
investor confidence and

lower levels of fixed asset investment and productivity

growth, which

in turn may lead to lower client activity, including
lower demand

for borrowing

from creditworthy customers; (ii) higher default rates, delinquencies, write-offs and impairment charges as borrowers struggle with the burden

of additional debt; (iii)

subdued asset prices and payment patterns, including

the value of any collateral held by

the Group;
(iv) mark-to-market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties;
and (v) revisions to calculated expected credit losses (ECLs) leading to increases in impairmen

t

allowances. In addition, the Group’s

ability to
borrow

from other financial institutions

or raise funding from

external investors may be affected by deteriorating economic conditions and market
disruption.

Geopolitical events may lead to further financial

instability and affect economic growth.

In particular:
◾

In

the UK,

the decision to leave the European

Union (EU)

may give rise to further economic and political consequences including for investment
and market confidence in the UK and the remainder

of EU.

See “(ii) Process of UK withdrawal from

the EU”

below for further

details.
◾

A significant proportion

of the Group’s portfolio

is located

in the US, including a major credit card portfolio

and a range of corporate and
investment banking

exposures. The possibility of significant continued changes in US policy in certain sectors (including trade, healthcare and commodities), may have an impact

on the Group’s associated portfolios. Stress in

the US economy,

weakening GDP and the associated exchange
rate fluctuations, heightened

trade tensions (such as the current dispute between the US and China),

an unexpected

rise in unemployment
and/or an increase in interest rates could

lead to increased levels of impairment, resulting in a negative impact on the Group’s profitability.
◾

Global GDP growth

weakened in 2019,

as elevated

policy uncertainty weighed on

manufacturing

activity

and investment. As a result, a number of
central banks, most notably the Federal

Reserve and European

Central Bank (ECB), pursued monetary

easing. Growth is expected to stabilise

in
2020,

but macroeconomic

risks remain skewed to the

downside, while concerns around

the efficacy of existing

policy tools to counter

these risks
persist. An escalation in geopolitical tensions, increased use of protectionist measures or a disorderly withdrawal

from the EU may negatively
impact the Group’s

business in the affected regions.
◾

In China the pace of credit growth

remains a concern, given the high level of leverage and despite government and regulatory

action. A stronger
than expected slowdown

could result if authorities fail to appropriately

manage growth

during the transition from manufacturing towards
services and the end of the investment and credit-led bo

om. Deterioration in emerging

markets could affect the Group if it results in

higher
impairment charges via sovereign

or counterparty

defaults.
ii)

Process of UK withdrawal from the EU
The manner

in which

the UK

withdraws

from

the EU

will likely have

a marked

impact on

general

economic

conditions in

the UK and the EU. The
UK’s future

relationship with

the EU

and its trading

relationships with the

rest of the world could take a number of years to resolve. This may lead to a prolonged

period

of uncertainty, unstable economic conditions

and market volatility, including fluctuations in

interest rates

and foreign

exchange
rates.
Whilst the exact impact of

the UK’s withdrawal

from

the EU is

unknown,

the Group continues to monitor

the risks

that may have a more immediate
impact for its business, including

,

but not limited to:

◾

Market volatility, including

in currencies and interest rates, might increase which could have an impact on the value of the Group’s

trading book
positions.
◾

Credit spreads could

widen leading to reduced

investor appetite for the Group’s debt securities. This could negatively impact the Group’s cost of
and/or access to funding. In

addition, market and interest rate volatility could affect the underlying value of

assets in the banking book and
securities held by the Group

for liquidity purposes.
◾

A credit rating agency downgrade

applied directly to the Group, or indirectly as a result of a credit rating agency downgrade to the UK
Government,

could significantly increase the Group’s cost of and/or

reduce its access to funding, widen credit spreads and materially adversely affect the Group’s

interest margins and liquidity position.
◾

A UK recession with lower

growth, higher

unemployment and falling UK property

prices could lead to

increased impairments in relation to a
number

of the Group’s portfolios, including, but not limited to, its UK mortgage portfolio, UK unsecured

lending portfolio (including credit cards)
and its commercial real estate exposures.
◾

The ability to attract, or prevent

the departure of, qualified and skilled employees may be

impacted by the UK’s and the EU’s future approach

to
the EU freedom

of movement and immigration

from the EU countries and this

may impact the Group’s

access to the EU talent pool.

◾

A disorderly exit from the EU may

put a strain on the capabilities of the Group’s

systems, increasing the risk of failure of those systems and potentially resulting in losses and reputational damage for

the Group.

◾

Changes to current EU ‘Passporting’ rights may require

further adjustment to the current model for

the Group’s cross

-border banking

operation
which could increase operational

complexity and/or costs for the Group.

Risk review

Material existing

and

emerging risks
93

Barclays PLC

2019 Annual Report on Form 20-F

◾

The legal framework

within which the Group operates could

change and become more uncertain if the UK takes

steps to replace or repeal

certain
laws currently

in force, which are based on EU legislation and regulation

(including EU regulation

of the banking sector) following its withdrawal
from the EU. Certainty around

the ability

to maintain existing contracts, enforceability of certain

legal obligations and uncertainty around

the
jurisdiction of the UK courts may be affected

until the impacts of the loss of the current legal and regulatory arrangements between the UK and
EU and the enforceability of UK judgements

across the EU are fully known.
◾

Should the UK see reduced

access to

financial markets infrastructures

(including exchanges, central counterparties

and payments services, or
other support services provided

by third party suppliers

)

service provision for

clients

could be impacted,

likely resulting in reduced market share
and revenue

and increased operating

costs for the Group.
iii)

The impact of interest rate changes on the Group’s profitability
Any changes to interest rates are

significant for the Group,

especially given the uncertainty as to the direction of interest rates and the pace at which interest rates may change

particularly in the Group’s main markets of the UK and the US.

A continued period

of low interest rates and flat yield curves, including any further cuts, may affect and continue to put pressure on the Group’s

net
interest margins (the difference

between its lending income and borrowing

costs) and could adversely affect the profitability

and prospects of the
Group.
However,

whilst interest rate rises could positively impact the Group’s profitability as retail and corporate

business income increases due to margin
de-compression,

further increases in interest rates, if larger or

more

frequent than expected, could lead to generally weaker

than expected growth,
reduced

business confidence and higher unemployment,

which in turn could cause stress in

the lending portfolio and underwriting

activity

of the
Group.

Resultant higher credit losses driving an increased impairment charge would most notably impact retail unsecured portfolios and

wholesale
non-investment grade

lending and could have

a material

effect on the Group’s business, results of operations, financial condition and prospects.
In addition, changes in interest rates could have

an adverse impact on the value of the securities held in the Group’s liquid asset portfolio.
Consequently, this could create more

volatility than expected through

the Group’s FVOCI reserves.
iv)

The competitive environments of the banking and financial services industry
The Group’s

businesses are conducted in competitive environments

(in particular, in the UK and US), with increased competition scrutiny, and the
Group’s

financial performance depends

upon the Group’s ability to respond effectively to competitive pressures whether due to competitor
behaviour,

new entrants to the market, consumer demand,

technological changes or otherwise.
This competitive environment,

and the Group’s response

to it, may have a material adverse effect on the Group’s

ability to maintain existing or
capture additional market share, business, results of operations, financial condition and prospects.
v)

Regulatory change agenda and impact on business

model

The Group

remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular,

the UK and the US). As a result, regulatory risk will remain a focus for senior management. Furthermore,

a more intensive regulatory
approach

and enhanced requirements together with the potential lack of international regulatory co-

ordination as enhanced supervisory standards
are developed

and implemented may adversely affect the Group’s

business, capital and risk management strategies and/or

may result in the Group
deciding to modify its legal entity, capital and funding

structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.
There are several significant pieces of legislation

and areas of focus which will require

significant management attention, cost and resource,
including:
◾

Changes in prudential requirements

may impact minimum requirements

for own funds and

eligible liabilities

(MREL) (including requirements

for
internal MREL), leverage, liquidity or

funding requirements, applicable buffers

and/or add

-ons to

such minimum requirements and risk weighted
assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential

expectations, either individually

or in aggregate, may result in, among

other things, a need for further
management actions to

meet the changed requirements, such as:

-

increasing capital, MREL or liquidity resources, reducing

leverage and risk weighted assets;

-

restricting distributions on capital instruments;

-

modifying the terms of outstanding capital instruments;

-

modifying legal entity structure (including

with regard to issuance and deployment

of capital,

MREL and funding);

-

changing the Group’s

business mix

or exiting other businesses;

-

and/or undertaking

other actions to strengthen the Group’s position.
◾

The derivatives market has been

the subject of particular focus for regulators

in recent years across the G20 countries and beyond,

with
regulations introduced

which require

the reporting and clearing of standardised over the counter (OTC)

derivatives and the mandatory margining
of non-cleared

OTC derivatives. These regulations

may increase costs for

market participants, as well as reduce liquidity in the derivatives markets. More broadly,

changes to the regulatory framework

(in particular, the review of the second Markets in

Financial Instruments Directive
and the implementation of the Benchmarks Regulation)

could entail significant costs for market participants and may have a significant impact on certain markets in which the Group

operates.
◾

The Group

and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions.

These exercises currently
include the programmes

of the BoE, the European Banking Authority

(EBA),

the Federal Deposit Insurance Corporation

(FDIC)

and the Federal
Reserve Bank (FRB)

.

Failure to meet the requirements

of regulatory stress tests, or the failure by regulators

to approve

the stress

test results and
capital plans of the Group,

could result in the Group or cert

ain of its members being required

to enhance their capital position,

limit capital
distributions or position additional capital in specific subsidiaries.
For further

details

on the regulatory

supervision of, and regulations applicable to, the Group, see Supervision and regulation on pages 171

to 177

.

Risk review

Material existing

and

emerging risks
94

Barclays PLC

2019 Annual Report on Form 20-F

vi)

The impact of climate change on the Group’s business
The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in

the UK and internationally.
Embedding

climate risk into the

Group’s

risk framework

in line with

regulatory

expectations, and adapting the Group’s operations and

business
strategy to address both the financial risks resulting from:

(i) the physical risk of climate change; and (ii) the risk from the transition to a low carbon economy

,

could have a significant impact on the Group’s

business.
Physical risks from

climate change arise from a number of factors and relate to specific weather events and longer

-term shifts

in the climate.

The
nature and timing of extreme weather events

are uncertain but they are increasing in frequency

and their impact on the economy is predicted to be
more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth,

higher unemployment and
significant changes in asset prices and profitability of industries. Damage to the properties and operations of borrowers

could impair asset values
and the creditworthiness of customers leading to increased default rates,

delinquencies, write-offs and impairment charges in the Group’s portfolios.

In addition, the Group’s

premises and resilience may also suffer physical damage due

to weather events leading to increased costs for
the Group.
As the economy

transitions to

a low-carbon

economy,

financial institutions

such as the Group

may face significant

and rapid development

s

in
stakeholder expectations, policy, law

and regulation which could

impact the lending activities

the Group

under

takes,

as well

as the risks associated
with its lending portfolios,

and the value of the Group’s

financial assets.

As sentiment towards

climate change shifts and societal preferences
change, the Group

may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in
turn impact customer demand

for the Group's

products, returns on certain business activities

and the value of certain assets and

trading positions
resulting in impairment charges.

In addition, the impacts of physical and transition climate risks can lead to second order

connected risks, which have the potential to affect the
Group’s

retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and
transition risks. Any subsequent increase in defaults

and rising unemployment

could create recessionary pressures, which

may lead to wider
deterioration in the creditworthiness of the Group’s

clients, higher ECLs, and increased charge

-offs and defaults among retail customers.
If the Group

does not adequately embed risks associated

with climate change into its risk framework

to appropriately measure, manage

and
disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the
changing regulatory

requirements and market expectations on a timely basis, it may have a material and adverse impact on the Group’s level of
business growth,

competitiveness, profitability, capital requirements,

cost of funding, and financial condition.
For further

details

on the Group’s

approach

to climate

change, see page 101

of climate change risk management.

vii)

Impact of benchmark interest rate reforms on the Group
For several years, global

regulators and central banks have

been driving international efforts to reform

key benchmark

interest rates

and indices,
such as the London

Interbank

Offered Rate (“LIBOR”), which are used to determine the amounts payable under a wide range of transactions and
make them more

reliable and robust. This has resulted in significant changes to the methodology and operation

of certain benchmarks and indices,
the adoption of alternative “risk-free” reference

rates and the proposed discontinuation of certain reference

rates (including LIBOR), with further
changes anticipated.
Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative “risk-free” reference

rates and other reforms
may adversely affect a

broad

range of transactions (including any

securities,

loans and derivatives which use LIBOR to determine

the amount of
interest paya

ble that are included in the Group’s financial assets and

liabilities) that use these reference rates and indices and introduce a number of
risks for the Group,

including, but not limited to:
◾

Conduct risk:

in undertaking actions to transition away from

using certain reference rates (including

LIBOR), the Group faces conduct risks,
which may lead to customer complaints, regulatory

sanctions or reputational impact if the Group is (i) considered to be undertak ing market
activities that are manipulative or

create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately
managing or

mitigating conflicts

of interest, (iii) providing

customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking an appropriate

or consistent response to remediation activity or customer complaints, (v) providing regulators with inaccurate regulatory

reporting

or (vi) colluding or inappropriately sharing information with competitors;
◾

Financial risks:

the valuation of certain of the Group’s financial assets and liabilities may change. Moreover,

transitioning to alternative “risk-free”
reference

rates may impact the ability of members of

the Group

to calculate

and model amounts receivable by

them on certain financial assets
and determine the amounts payable on

certain financial liabilities (such as debt securities issued by them) because currently alternative “risk-
free” reference rates (such as the

Sterling Overnight Index Average

(SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such

as LIBOR) allow borrowers

to calculate

at the

start of any interest period

exactly how much is payable at the end
of such interest period. This may have

a material adverse effect on the Group’s

cashflows;
◾

Pricing

risk:

changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative “risk-
free” reference rates may

impact the pricing mechanisms used by the Gr

oup on certain transactions;
◾

Operational risk:

changes to existing reference

rates and indices,

discontinuation of any reference

rate or index and transition to alternative “risk-
free” reference rates may

require

changes to the Group’s IT systems, trade reporting

infrastructure, operational

processes,

and controls. In
addition, if any reference

rate or index (such as LIBOR) is no longer available to calculate amounts payable,

the Group may

incur additional
expenses in amending documentation

for new and existing transactions and/or effecting the transition from the original reference rate or index
to a new reference

rate or index; and
◾

Accounting risk:
an inability to apply hedge accounting in accordance

with IFRS could lead to increased volatility

in the Group’s

financial results
and performance.
Any of these factors may have a

material adverse effect on

the Group’s business, results of operations, financial condition and prospects.
For further

details

on the impacts of benchmark

interest rate reforms on the Group,

see Note 14 on pages 236

to 243

.

Risk review

Material existing

and

emerging risks
95

Barclays PLC

2019 Annual Report on Form 20-F

viii)

Holding

company structure of Barclays PLC

and its dependency on distributions

from its subsidiaries
Barclays PLC

is a holding company

and its

principal sources of income are, and are expected

to continue to be, distributions (in the form of
dividends and interest payments)

from operating

subsidiaries which also

hold the principal assets of the Group.

As a separate legal entity, Barclays
PLC relies on such distributions in order

to be able to meet its obligations

as they fall due (including

its

payment obligations with respect to its debt
securities) and to create distributable reserves for payment of dividends to ordinary

shareholders.

The ability of Barclays PLC’s subsidiaries to pay dividends and interest and Barclays PLC’s ability

to receive such distributions from its investments in
its subsidiaries and other entities will be subject not only to such subsidiaries’ and other entities' financial performance

but also to applicable

local
laws and other restrictions. These laws and restrictions

could limit the payment of dividends and distributions to Barclays PLC by its subsidiaries
and any other entities in which it holds an investment

from time to time, which could restrict Barclays PLC’s ability to meet its obligations and/or to
pay dividends to ordinary

shareholders.
ix)

Application

of resolution measures and stabilisation

powers under the Banking Act
Under the Banking

Act 2009, as amended, (the “Banking Act”) substantial powers are granted to the Bank of England (or, in certain circumstances,
HM Treasury), in consultation with the PRA,

the FCA and HM Treasury, as appropriate,

as part of a special resolution regime (the “SRR”). These
powers enable the relevant UK resolution

authority to implement resolution measures and stabilisation options with respect to a UK bank

or
investment firm and certain of its affiliates (currently

including Barclays PLC) (each

a “relevant entity”) in circumstances in which the relevant UK resolution authority is satisfied that the resolution conditions are met. The SRR consists of five stabilisation options: (i) private sector transfer of all or part of the business or shares of the relevant entity,

(ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established
by the Bank of England, (iii) transfer to

an asset management vehicle wholly or partly owned

by HM Treasury

or the Bank of England, (iv) the
cancellation or transfer of the relevant entities' equity and write-

down or

conversion

of the relevant entity’s

capital instruments and liabilities (the
bail-in tool) and (v)

temporary

public ownership (i.e. nationalisation).

In addition, the relevant UK resolution

authority may, in certain circumstances, in accordance

with the Banking Act require the permanent

write-
down or

conversion

into equity of any outstanding tier 1 capital

instruments and tier 2 capital instruments prior

to the exercise of any stabilisation
option (including

the bail-in tool), which may lead to the cancellation, transfer or dilution of Barclays PLC’s ordinary share capital.
Shareholders should

assume that, in

a resolution situation, public financial support

will only be available to a relevant entity as a last resort after the relevant UK resolution authorities have

assessed and used, to the maximum extent practicable, the resolution tools,

including the bail-in tool (the
Bank of England’s preferred

approach

for the resolution of the Group is a

bail-in strategy with a single point of entry at Barclays PLC). The exercise of any of such powers

under the Banking

Act or any suggestion of any such exercise could materially adversely affect the value of Barclays PLC ordinary

shares and could lead to shareholders losing some or all of their investment.
In addition, any safeguards within the Banking

Act (such as the ‘no creditor worse off' principle

)

may not result in compensation to shareholders
that is equivalent to the full losses incurred

by them in the resolution and there can be no assurance that shareholders would recover

such
compensation promptly.
Material existing

and emerging

risks

impacting

individual

principal risks
i)

Credit risk
Credit risk is the risk of loss to the Group

from the failure of clients, customers or counterparties, including sovereigns,

to fully honour their
obligations to members of the Group,

including the whole and timely payment of principal, interest, collateral and other receivables.
a)

Impairment
The introduction

of the impairment requirements of IFRS 9
Financial Instruments
,

resulted in impairment loss allowances that are recognised
earlier, on a more

forward

-looking basis

and on a broader

scope of financial instruments,

and may continue to have a material impact on the
Group’s

business, results of operations, financial condition and prospects.
Measurement involves complex

judgement and impairment

charges could be volatile, particularly under

stressed conditions. Unsecured products
with longer

expected lives, such

as credit cards, are the most impacted. Taking

into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact

the Group’s regulatory

capital ratios.
In addition, the move from incurred

losses

to ECLs has the potential to impact the Group’s

performance

under stressed economic conditions or
regulatory

stress tests. For more information,

refer to Note 1

on pages 214

to 222.
b)

Specific sectors and concentrations
The Group

is subject to risks

arising from changes in credit quality and recovery

rates

of loans and advances due from borrowers

and
counterparties in any specific portfolio.

Any deterioration

in credit quality could lead to lower recoverability and highe

r

impairment in a specific
sector.

The following are areas of uncertainties to the Group’s

portfolio which could

have a material impact on performance:
◾

UK retail, hospitality & leisure

.
Softening demand, rising costs and a structural shift to online shopping is fuelling pressure on the UK High Street and other sectors heavily reliant on consumer

discretionary spending

.

As these

sectors continue to reposition themselves,

the trend represents a
potential risk in the Group’s UK

corporate

portfolio from

the perspective of the its

interactions with both retailers and their landlords.
◾

Consumer affordability

has remained a key area of focus, particularly in unsecured

lending. Macroeconomic

factors, such as

rising
unemployment,

that impact a customer’s ability

to service unsecured

debt payments could lead to increased arrears in unsecured

products.
◾

UK real estate market.
UK property

represents a significant portion of the overall Group retail and corporate credit exposure. In 2019,

property
price growth

across the UK has slowed, particularly in London

and the South East

where the Group’s

exposure has high concentration.

The Group
is at risk of increased impairment from

a material fall in property prices.
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

Risk review

Material existing

and

emerging risks
96

Barclays PLC

2019 Annual Report on Form 20-F

◾

Italian mortgage portfolio.

The Group

is exposed to a

decline in the Italian economic environment

through a mortgage

portfolio in run-off and
positions to wholesale customers. Growth

in the Italian economy remained

weak in 2019

and should the economy deteriorate further,

there
could be a material adverse effect on

the Group’s results including,

but not limited to, increased credit losses and higher

impairment charges.
The Group

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
For further

details

on the Group’s

approach

to credit risk,

see credit risk management on pages 102

to 103
  and credit risk performance on pages
109

to 139

.
ii)

Market risk
Market risk is the risk of loss arising from potential adverse change in the value of the Group’s

assets and liabilities from fluctuation in market
variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

A broadening

in trade tensions between the US

and its major trading partners, slowing global

growth

and political concerns in the US and Europe
(including Brexit)

are some of the factors that could heighten market risks for the Group’s portfolios. In addition, the Group’s trading

business is
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
It is difficult to predict changes in market conditions, and such changes could have a material adverse effect on

the Group’s business, results of
operations, financial condition and

prospects.

For further

details

on the Group’s

approach

to market risk,

see market risk management on pages 103

to 104

and market risk performance

on
pages 14

0

to 142

.
iii)

Treasury and capital risk
There are three primary

types of treasury and capital

risk faced by the

Group:
a) Liquidity

risk

Liquidity risk
is the risk that the Group

is unable to meet its

contractual or contingent

obligations or that it does not have the appropriate amount, tenor and composition of funding

and liquidity to support its

assets. This could cause the Group

to fail

to meet regulatory

liquidity standards or be
unable to support day

-to-day banking

activities.

Key liquidity risks that the Group

faces include:
◾

The stability of the Group’s current funding profile:

In

particular, that part

which is based on accounts and deposits payable on demand

or at
short notice, could be affected by

the Group failing to preserve the current

level of customer and investor confidence. The Group

also regularly
accesses the money and capital markets to provide

short-term and long

-term funding to support its operations. Several factors,

including
adverse macroeconomic

conditions, adverse outcomes in conduct and legal, competition and regulatory matters and loss of confidence by investors, counterparties

and/or customers in the Group,

can affect the ability of

the Group

to access

the capital markets and/or

the cost and
other terms upon which

the Group is able to obtain market funding
.
◾

Credit rating changes and the impact on funding costs
: Rating agencies

regularly review

credit ratings given to Barclays PLC

and certain
members of the Group.

Credit ratings are based on a number of factors, including some which are not within the Group’s control (such as
political and regulatory

developments, changes in rating methodologies, macro

-economic conditions and the sovereign credit ratings of the countries in which the Group operates

).
Whilst the impact of a credit rating change will depend

on a number of factors (including

the type of issuance

and prevailing market conditions),
any reductions in a credit rating

(in particular, any downgrade

below investment grade)

may affect the Group’s access to the

money or capital
markets and/or

terms on which the Group is able to obtain market funding, increase costs of funding and credit spreads, reduce the size

of the
Group’s

deposit base, trigger additional collateral or other requirements in derivative contracts and other secured funding

arrangements or limit
the range of counterparties who

are willing to enter into transactions with the Group. Any

of these factors

could have a material adverse effect

on
the Group’s business, results of

operations, financial condition and prospects.
b) Capital risk

Capital risk is the risk that the Group

has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory

capital requirements under

normal operating environments or

stressed conditions (both actual and as

defined for internal planning or
regulatory

stress testing purposes). This includes the risk from the Group’s pension plans. Key capital risks that the Group faces include:
◾

Failure to meet prudential capital requirements
: This could lead to the Group being unable to support

some or all of its

business activities, a
failure to pass regulatory

stress

tests, increased cost of funding

due to deterioration in investor appetite or credit ratings, restrictions on distributions including the ability to meet dividend

targets, and/or the need to take additional measures to strengthen the Group's capital or
leverage position.
◾

Adverse changes in FX rates impacting

capital ratios
: The Group has capital resources, risk weighted assets and leverage exposures denominated in foreign

currencies. Changes in foreign

currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Group’s

regulatory

capital ratios

are sensitive to

foreign currency

movements. Failure to appropriately manage the Group’s
balance sheet to take account of foreign

currency

movements could result in an adverse impact on the Group’s regulatory capital and leverage
ratios.

Risk review

Material existing

and

emerging risks
97

Barclays PLC

2019 Annual Report on Form 20-F

◾

Adverse movements in the pension fund :
Adverse movements

in pension assets and liabilities for defined benefit pension schemes could result
in deficits on a funding and/or

accounting basis. This could lead to

the Group making

substantial additional contributions to its pension plans
and/or a deterioration

in its capital position.

Under IAS 19,

the liabilities discount rate is derived from

the yields

of high quality corporate

bonds.

Therefore,

the valuation of the Group’

s

defined benefits schemes would be adversely affected by a prolonged fall in

the discount rate due to a
persistent low interest rate and/or

credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase

in long-term inflation expectations.
c)

Interest rate risk in the banking book

Interest rate risk in the banking book

is the risk

that the Group

is exposed to capital or income volatility because of a

mismatch between the interest
rate exposures of its (non

-traded) assets and liabilities. The Group’s hedge

programmes for

interest rate risk

in the banking book rely on
behavioural

assumptions and, as a result, the success of the hedging strategy cannot be guaranteed.

A potential mismatch

in the balance or
duration of the hedge assumptions could lead to earnings deterioration. A decline in interest rates in G3 currencies may

also compress net interest
margin on retail portfolios. In addition, the Group’s

liquidity pool is exposed to potential capital and/or income volatility due to movements in market rates and prices.

For further

details

on the Group’s

approach

to treasury and capital risk,

see treasury and capital risk management on pages 104

to 105
  and treasury
and capital risk performance

on pages 145 to 166

.
iv)

Operational risk
Operational risk is the risk of loss to the Group

from inadequate or

failed processes or systems,

human factors or due to external events where

the
root cause is not due to credit or market risks. Examples include:

a)

Operational resilience
The loss of or disruption to business processing is a material inherent risk within the Group and across the financial services industry,

whether
arising through

impacts on the Group’s technology

systems,

real estate services including its retail branch

network, or availability of personnel or
services supplied by third parties. Failure

to build resilience and recovery

capabilities

into business processes or into the services of technology,

real
estate or suppliers on which the Group’s

business processes depend, may result in significant customer detriment, costs to reimburse losses incurred

by the Group’s

customers, and reputational damage.
b)

Cyber threats
The frequency

of cyber-attacks continues to grow and

is a

global threat that is inherent

across all industries.

The financial sector remains a primary
target for cyber criminals, hostile nation states, opportunists and hacktivists and there is an increasing level of sophistication in criminal hacking for the purpose of stealing money,

stealing, destroying

or manipulating data (including customer

data) and/or disrupting operations, where multiple
threats exist including threats arising from

malicious emails, distributed denial of service (DDoS) attacks, payment system compromises, insider
attackers, supply

chain and vulnerability exploitation. Cyber events have a compounding impact on services and customers, e.g.

data breaches in
social networking

sites,

retail companies and payments

networks.

Any failure in the Group’s

cyber-

security policies,

procedures

or controls and/or its IT systems,

may result in significant financial losses, major
business disruption, inability to deliver customer services, or loss of data or other sensitive information (including

as a

result of an outage) and may
cause associated reputational damage. Any

of these factors could increase costs (including, but not limited to, costs relating to notification of, or compensation for customers)

or may affect the Group’s ability to retain

and attract customers. Regulators in the UK, US and Europe

continue to
recognise cyber

-security as an

increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve
their monitoring and

control of, and resilience (particularly of critical services) to cyber-attacks, and to provide timely notification of them,

as
appropriate. Given

the Group’s reliance on

technology,

a cyber-attack could have a material adverse effect on its business, results of operations,
financial condition and prospects.
For further

details

on the Group’s

approach

to cyber threats, see

operational risk performance

on pages 167

to 169

.
c)

New and emergent technology
Technological

advancements present opportunities

to develop new and innovative

ways of doing business across the Group, with new solutions
being developed

both in-house and in association with third-party companies. Introducing new forms of technology, however,

also has

the
potential to increase inherent risk. Failure to

evaluate, actively manage and closely monitor risk exposure

during all phases of business development
could introduce

new vulnerabilities and security flaws and have a material adverse effect on the Group’s business, results of operations, financial
condition and prospects

.
d)

External fraud
The level and nature of fraud

threats continues to evolve, particularly with the increasing use of digital products and the greater functionality
available online. Criminals continue to adapt their techniques and are increasingly focused on targeting

customers and clients through ever more
sophisticated methods of social engineering. External data breaches also provide criminals with the

opportunity

to exploit the

growing

levels of
compromised

data. These

fraud threats could lead to customer detriment, loss of business, missed business opportunity and reputational damage,
all of which could have a material adverse effect

on the Group’s

business, results of operations, financial condition and prospects. Furthermore, recent changes in the regulatory landscape has seen increased levels of liability being taken by the Group

as part of a voluntary code in the UK to
provide

additional protection to customers and clients who are victims of Authorised Push Payment scams.

e)

Data management and information protection
The Group

holds and processes large volumes of data, including personally identifiable information, intellectual property,

and financial data.

The
General Data Protection

Regulation (GDPR) has strengthened

the data protection rights of customers and increased the accountability of the

Group
in its management of such data. Failure to accurately collect and maintain this data, protect it from breaches

of confidentiality and interference
with its availability exposes the Group

to the risk

of loss or unavailability of data (including

customer data discussed under “vi) Conduct risk, c)
Data protection and privacy”

below) or

data integrity issues.

Any of these failures could

have a material adverse effect on the Group’s

business,
results of operations, financial condition and prospects.
f)

Algorithmic

trading
In some areas of the investment banking

business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error

could result in erroneous

or duplicated transactions,

a system outage, or impact the Group’s pricing

abilities, which could have a
material adverse effect on

the Group’s business, results of operations, financial condition and prospects and reputation

.

Risk review

Material existing

and

emerging risks
98

Barclays PLC

2019 Annual Report on Form 20-F

g)

Processing

error

As a large, complex financial institution, the Group

faces the

risk of material errors

in existing

operational processes,

or from new

processes as a
result of on-going

change activity, including payments and client transactions. Material operational or payment errors

could disadvantage the
Group’s

customers, clients or counterparties and could

have a material adverse effect on the Group’s business, results of operations, financial condition and prospects

.
h)

Supplier

exposure

The Group

depends on suppliers for the provision

of many of its

services and the development of technology.

Whilst

the Group depends

on
suppliers, it remains fully accountable for

any risk arising from the actions of suppliers. The dependency on suppliers and sub-contracting of
outsourced

services introduces concentration risk where

the failure of specific

suppliers could have

an impact on the Group’s ability to continue to
provide

material services to its customers. Failure to adequately manage supplier risk could have a material adverse effect on the Group’s business,
results of operations, financial condition and prospects.
i)

Critical accounting estimates and judgements
The preparation

of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement
in applying relevant accounting

policies. The key areas involving a higher degree

of judgement or complexity,

or areas where assumptions are
significant to the consolidated and individual financial statements, include credit impairme nt charges for amortised cost assets, taxes, fair value of
financial instruments, pensions and post-retirement benefits, and provisions including conduct

and legal, competition and regulatory matters.
There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in material losses to the Group, beyond

what was anticipated

or provided

for.
  Further development of standards and interpretations under IFRS could also materially impact the financial results, condition and

prospects of the Group. For

further details on the accounting estimates and policies, see the Notes to the audited financial statements on pages 214

to 298.

j)

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

with much of this

risk attributable to the
international structure of the Group.

In addition, increasing reporting

and disclosure requirements around the world and the digitisation of the administration of tax has potential to increase the Group’s

tax compliance obligations further.
k)

Ability to hire and retain appropriately qualified employees
As a regulated financial institution, the Group

requires diversified and specialist skilled colleagues. The Group’s ability to attract, develop and retain
a diverse mix of talent is key to the delivery of its core business activity and strategy. This

is impacted by a range of external and internal factors,
such as the UK’s decision to leave the EU and the enhanced

individual accountability applicable to the banking industry.

Failure to attract or prevent
the departure of appropriately

qualified and skilled

employees could have

a material adverse effect on the Group’s

business, results of operations,
financial condition and prospects

.

Additionally, this may result in disruption to service

which could in turn lead to disenfranchising certain customer groups, customer

detriment and reputational damage.
For further

details

on the Group’s

approach

to operational risk, see

operational risk management on pages 105

to 106
  and operational risk
performance

on pages 167

to 169.
v)

Model risk
Model risk is the risk of potential adverse consequences

from financial assessments or decisions based on incorrect or misused model outputs and reports. The Group

relies on models to support a broad range

of business and risk

management activities, including informing business decisions and strategies, measuring

and limiting risk, valuing exposures (including the calculation of impairment), conducting stress

testing, assessing capital
adequacy,

supporting

new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.
Models are, by their nature, imperfect

and incomplete representations of reality because they rely on assumptions and inputs, and so they may be
subject to errors affecting the accuracy

of their outputs. For instance, the quality of the data used in models across the Group has a material impact
on the accuracy and completeness of its risk and financial metrics. Models may also be misused. Model errors or misuse may result in (among
other things) the Group

making inappropriate business decisions and/or inaccuracies or errors being identified in the Group’s risk management
and regulatory

reporting

processes.

This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory
supervision and reputational damage, all of which could

have a material adverse effect on the Group’s

business, results of operations, financial
condition and prospects.
For further

details

on the Group’s

approach

to model risk, see

model risk management on page 106

and model risk performance on page

170.
vi)

Conduct risk
Conduct risk is the risk of detriment to customers, clients, market integrity,

effective competition or

the Group from

the inappropriate supply of
financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:
a)

Employee misconduct
The Group’s

businesses are exposed to risk from potential non

-compliance with its

policies and instances of wilful and negligent misconduct by employees, all of which

could result in enforcement action or reputational

harm. It is

not always possible to deter employee

misconduct, and the
precautions we take to prevent

and detect this activity may not always be effective. Employee misconduct could have

a material

adverse effect on
the Group’s customers, clients, market integrity

as well as reputation, financial condition and prospects.
b)

Product governance and life cycle
The ongoing

review, management

and governance

of new and amended products has

come under

increasing regulatory focus (for example, the
recast of the Markets in Financial Instruments Directive

and guidance in relation to the adoption of the EU Benchmarks

Regulation) and the Group
expects this to continue. The following could

lead to poor customer outcomes: (i) ineffective product

governance, including

design, approval and
review of products, and (ii) inappropriate

controls over

internal and third party sales channels

and post sales services, such as complaints handling,
collections and recoveries.

The Group

is at

risk of financial loss and reputational damage as a result.

Risk review

Material existing

and

emerging risks
99

Barclays PLC

2019 Annual Report on Form 20-F

c)

Financial crime
The Group

may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate,

or that its products and
services are used to facilitate, financial crime (money

laundering, terrorist financing and proliferation

financing, breaches of economic and financial
sanctions, bribery and

corruption,

and the facilitation

of tax evasion). UK and US regulations covering

financial institutions

continue to focus on
combating financial crime. Failure

to comply may lead to enforcement

action by the Group’s regulators,

including severe penalties, which may have
a material adverse effect on the Group’s

business, financial condition and prospects.
d)

Data protection and privacy
Proper

handling of personal data is critical

to sustaining long

-term relationships with our customers and clients and complying with privacy laws and regulations.

Failure to protect

personal data can lead to potential detriment to our customers and clients, reputational damage

,

enforcement
action and financial loss, which may be substantial (see “iv) Operational risk, (e) Data management and information protection”

above).
e)

Regulatory focus on culture and accountability
Regulators around

the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate
internal reporting

and whistleblowing procedures

to help to promote appropriate conduct and drive

positive

outcomes for customers, colleagues,
clients and markets. The requirements

and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules have driven additional accountabilities for individuals across the Group with an increased

focus on governance

and rigour. Failure to meet these

requirements
and expectations may lead to regulatory

sanctions, both for the individuals and the Group.
For further

details

on the Group’s

approach

to conduct risk,

see conduct risk management on page

s

106

and 107

and conduct risk

performance

on
pages 17

0.
vii)

Reputation risk
Reputation risk is the risk that an action, transaction, investment,

event, decision or business relationship will reduce

trust in the

Group’s

integrity
and/or competence.

Any material lapse in standards of integrity,

compliance, customer service or operating

efficiency may represent a potential reputation risk.
Stakeholder expectations constantly evolve,

and so reputation risk is dynamic and varies between geographical regions, groups

and individuals. A
risk arising in one business area can have an

adverse effect upon

the Group’s overall

reputation and any one

transaction, investment or event (in
the perception of key stakeholders) can reduce

trust in the Group’s integrity and competence.

The

Group’s

association with sensitive topics and
sectors has been, and in some instances continues to be, an area of concern for stakeholders, including (i) the financing of, and investments in, businesses which operate in sectors that are sensitive

because of their relative carbon

intensity

or local environmental impact; (ii)

potential
association with human rights violations (including combating modern

slavery) in the Group’s operations or supply chain and by

clients

and
customers; and (iii) the financing of businesses which manufacture and export military and riot control goods

and services.
Reputation risk could also arise from

negative public opinion about

the actual,

or perceived,

manner in which the Group

conducts its

business
activities, or the Group’s

financial performance, as well as actual or perceived practices in banking and the financial services industry generally.
Modern

technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging

information and
allegations. Negative public opinion

may adversely affect the Group’s

ability to retain and attract customers, in particular,

corporate

and retail
depositors, and to retain and motivate staff, and could

have a material adverse effect on

the Group’s
  business, results of operations, financial
condition and prospects.
In addition to the above, reputation

risk has

the potential to arise from

operational issues or conduct matters which cause detriment to customers, clients, market integrity,

effective competition or

the Group (see “iv) Operational risk” above).

For furth

er details

on the Group’s

approach

to reputation risk, see

reputation risk management on page

107

and reputation risk performance on

.
viii)

Legal risk and legal, competition and regulatory matters
The Group

conducts activities in a

highly regulated global market

which exposes it and its employees to legal risk arising from

(i) the multitude of
laws and regulations that apply to the businesses it operates, which are highly dynamic,

may vary between jurisdictions, and are

often unclear in
their application to particular circumstances especially in new and emerging

areas; and (ii) the

diversified and evolving nature of the Group’s
businesses and business practices. In each case, this exposes the Group and its employees to the risk of loss or the imposition of penalties, damages or fines from

the failure of members of the Group to meet their respective legal obligations, including legal or contractual requirements.
Legal risk may arise in relation to a n

umber of the risk factors identified above, including (without limitation) as a result of (i) the UK’s withdrawal from the EU, (ii) benchmark

reform, (iii) the regulatory

change agenda, and (iv) rapidly evolving

rules

and regulations in relation to data protection,
privacy and cyber

-security.
A breach of applicable legislation and/or

regulations by the Group

or its employees could result in criminal prosecution, regulatory censure, potentially significant fines and other sanctions in the jurisdictions in which the Group operates. Where clients,

customers or other third parties are
harmed by

the Group’s conduct,

this may also give rise

to civil legal proceedings,

including class actions. Other legal disputes

may also arise
between the Group

and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts,
statutes or common

law. Adverse findings in any such matters may result in

the Group being

liable to

third parties or may

result in the Group’s
rights not being enforced

as intended.
Details of legal, competition and regulatory

matters to which the Group is currently exposed are set out in Note 26.

In addition to matters
specifically described in Note 26

,

the Group is engaged in various other

legal proceedings which arise in the ordinary course

of business.

The Group
is also subject to requests for

information, investigations and other reviews by regulators, governmental and other public bodies in connection with
business activities in which the Group

is,

or has been, engaged.

Risk review

Material existing

and

emerging risks
100

Barclays PLC

2019 Annual Report on Form

20-F

The outcome of legal, competition and regulatory

matters, both those to which the Group is currently exposed

and any others which may arise in
the future, is difficult to predict. In connection

with such matters, the Group

may incur significant expense, regardless of the ultimate outcome, and any such matters could expose

the Group to any of the following outcomes

:

substantial monetary damages, settlements and/or

fines;

remediation
of affected customers and clients; other penalties and injunctive relief;

additional litigation; criminal prosecution; the loss of any existing agreed protection from

prosecution; regula

tory restrictions on the Group’s business operations including the withdrawal of authorisations; increased regulatory

compliance requirements or

changes to laws or regulations; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group’s

reputation; loss of confidence by

investors, counterparties, clients and/or customers; risk of credit rating agency downgrades;

potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal

or resignation of key
individuals. In light of the uncertainties involved

in legal, competition and regulatory

matters, there can be no assurance that the outcome of a
particular matter or matters

will not have a material adverse effect on the Group’s

business, results of operations, financial condition and prospects.

Risk review
Climate

change

risk management

Barclays PLC

2019 Annual Report on Form

20-F

Climate

change risk management

Overview
The Group

has a longstanding commitment to Environmental Risk Management (ERM) and its approach,

aided by regulatory

initiatives,

has
continued to evolve

,

incorporating

climate change in recent years as

the understanding of associated risks has grown.

In 2018,

a dedicated
Sustainability team was created to consider

how the Group

approaches wider sustainability and ESG

matters, working

closely with the ERM
function.
In 2019,

the Group published

an Energy & Climate Change Statement

(
https://home.barclays/statements/barclays-energy-and-climate-change-
statement
) which articulates our

focus on three areas: financing growth

of renewables and bu

sinesses

addressing environmental

challenges; taking
a responsible approach

to financing energy sources with a greater carbon

intensity;

and reducing

our own carbon footprint. It is

supported by

an
internal standard containing guidelines for restricting or

supporting

financing activities

in carbon

-intensive energy sectors, as

well as enhanced

due
diligence requirements for

environmentally or

socially sensitive

sectors.
For more

detail on how climate change risks arise and their impact on the Group, refer to material existing and emerging risks on page 92

.
Organisation and structure
On behalf of the Board, the BRC reviews

and approves

the Group’s approach

to managing the financial

and operational risks associated with
climate change.

Broadly,

climate change matters are co-ordinated

by the Sustainability team, including reputation risks linked to the Group’s financial and societal impact. In 2019,

reputation risk became the responsibility of the

Board, where

the most material issues facing the Group are escalated to and directly handled by the Board.

Risk management – Policy
In 2019,

the Group published

a
‘Climate Change

Financial Risk and Operational Risk Policy’
. This

introduced

climate change as

an overarching

risk
impacting certain principal risks: credit risk, market

risk, treasury & capital risk and operational

risk. The policy is jointly owned by the relevant
Principal Risk Leads with oversight by

the BRC.

Each relevant Principal Risk Lead has developed

a methodology and

implementation plan for quantifying climate change risk.

Risk re

view
Principal risk

management

Barclays PLC

2019 Annual Report on Form

20-F

Credit

risk

management (audited)

The risk of loss to the Group

from the failure of clients, customers or counterparties, including sovereigns,

to fully honour their obligations to the
Group

,

including the whole and timely payment of principal, interest, collateral and other receivables.

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
◾

monitor credit risk and adherence

to agreed controls

.
Organisation, roles and responsibilities
The first line of defence has primary

responsibility for managing credit risk within the risk appetite and limits set by the Risk function, supported by a defined set of policies, standards and controls. In the entities, business risk committees

(attended by the first line) monitor

and review the credit
risk profile of each business unit where the most material issues are escalated to the Retail Credit Risk Management

Committee, Wholesale Credit
Risk Management Committee and Group

Risk Committee.
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

reporting

methods for effective credit
risk management; performing

effective turnaround and

workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery

processes/units for retail portfolios; and review and validation of credit risk measurement models. The credit risk management teams in each legal entity are accountable to the relevant Legal Entity CRO, who reports

to the Group CRO.
For wholesale portfolios,

credit risk managers are organised

in sanctioning teams by geograp

hy, industry and/or product.

In wholesale portfolios,
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

approval

by Group

Senior Credit Officer/Board Risk Committee is also required. The Group

Credit Risk
Committee, attended by

legal entity Senior Credit Officers,

provides a formal mechanism for

the Group Senior

Credit Officer

to exercise the highest
level of credit authority over

the most material Group single name exposures.

Credit risk mitigation
The Group

employs a range of techniques and strategies to actively mitigate credit risks. These can broadly be divided into three

types:
◾

netting and set-off
◾

collateral
◾

risk transfer.
Netting and set-off
Credit risk exposures can be reduced

by applying netting and

set-off. For derivative transactions, the Group’s

normal practice is, on a legal entity
basis, to enter into standard master agreements with counterparties

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
◾

wholesale lending:

a fixed charge over

commercial property and other ph

ysical

assets,

in various forms;
◾

other retail lending:

includes charges

over motor

vehicles

and other physical assets; second lien

charges over

residential property

;

and finance
lease receivables;
◾

derivatives:

the Group

also often seeks

to enter into a margin agreement

(e.g. Credit Support Annex)

with counterparties with which the

Group
has master netting agreements

in place. These annexes to master agreements provide

a mechanism for further reducing

credit risk,

whereby
collateral (margin)

is posted on a

regular basis (typically daily) to collateralise the mark to market exp osure of a derivative portfolio

measured on
a net basis;
◾

reverse repurchase agreements:

collateral typically comprises highly liquid securities which have been legally transferred

to the Group subject to
an agreement to

return them for

a fixed price; and
◾

financial guarantees and similar

off-balance sheet

commitments:

cash collateral may be held against these arrangements

.

Risk review
Principal risk

management

Barclays PLC

2019 Annual Report on Form

20-F

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

credit risk mitigation.

For more

information, refer

to pages 175

to 177
  the
Barclays PLC

Pillar 3 Report 2019

(unaudited).
Governance and oversight of ECLs under IFRS 9
The Group’s

organisational structure and internal governance

processes oversee the estimation of

ECL across several areas, including: i) setting
requirements in policy,

including key assumptions and the application of key judgements; ii) the design and execut ion of models; and iii) review of
ECL results.
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

of internal validation criteria,

particularly in retail portfolios where

thresholds decrease as the origination PD of each facility
increases. Key policy requirements

are also typically aligned to the Group’s credit risk management strategy and practices,

for example, wholesale
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

is responsible for:
◾

Model maintenance: monitoring

of model performance including

backtesting by comparing predicted ECL

versus flow into stage

3 and
coverage

ratios; proposing material changes for independent

IVU approval; and recalibrating

model parameters on more timely data;

and

◾

Proposing

post-model adjustments (PMA) to address model weaknesses or to account for situations where known or expected risk factors and
information have not been

considered in the modelling process. Each PMA

above an absolute and relative threshold is approved

by the IVU for
a set time period

(usually a maximum of six months) together with a plan for remediation where related to a model deficiency.

The most
material PMAs are also approved

by the CRO.

Models must also assess ECL across a range of future

economic conditions. These economic

scenarios are generated via an independent model
and ultimately set by the Senior Scenario Review Committee.

Economic scenarios are regenerated

at a

minimum annually, to align with the
Group’s

medium term planning exercise, but also if the external consensus of the UK or

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

Finance Director and the
Group

CRO,

is responsible for overseeing

impairment policy and practice across the Group

and will approve impairment

results.

Reported results
and key messages are communicated

to the BAC,

which has an oversight role and provides

challenge of key assumptions, including the basis of
the scenarios adopted. Impairment

results are then factored into management decision making, including but not limited to, business planning, risk appetite setting and portfolio

management.
Market risk

management

(audited)
The risk of loss arising from potential adverse changes

in the value of the Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign

exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset
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

correlations.

Organisation, roles and responsibilitie

s

Market risk in the businesses resides primarily in Barclays

International and Treasury.

These businesses have the mandate to assume market risk.
The front office and Treasury

trading desks are responsible for managing

market risk on a day-to-day basis, where they are required

to understand
and adhere to all limits applicable to their businesses. The Market Risk team support the trading desks with the day-

to-day limit management of
market risk exposures through

governance processes which are

outlined in supporting market risk policies and standards.
Market risk oversight and challenge

is provided

by business committees and Group committ

ees, including the Market Risk Committee.

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

Risk re

view
Principal risk

management

Barclays PLC

2019 Annual Report on Form

20-F

The BRC recommends

market risk

appetite to the Board for

their approval. The Market Risk Principal Risk Lead (PR Lead)

is responsible for the
Market Risk Control

Framework

and, under delegated authority from the Group CRO, agrees with the business CROs a limit framework within the context of the approv

ed market risk appetite.
The Market Risk Committee approves

and makes recommendations

concerning the group

-wide market risk profile. This

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

framework

for market risk.
For more

information on market risk management

,

refer to the Barclays PLC Pillar 3 Report 2019

(unaudited)

.
Management value at risk (VaR)
VaR is an estimate of the

potential loss arising from unfavourable

market movements if the current positions were to be held unchanged for one
business day. For

internal market risk management purposes, a historical simulation methodology with a two-year equally weighted historical
period, at the 95% confidence

level is used for all trading books and some banking

books.
In some instances, historical data is not available for particular market risk factors for the entire look

-back period, for

example, complete historical
data would not be available for an equity security

following an initial public offering. In these cases, market risk managers will proxy

the unavailable
market risk factor data with available data

for a related market risk factor.
Limits are applied at the total level as well as by

risk factor type, which are then cascaded down

to particular trading desks and businesses by the
market risk management function.
See page 141

for a review of management VaR

in 2019.
Treasury and capital

risk

management
This comprises:

Liquidity risk:
The risk that the Group is unable to meet its contractual or contingent obligations or that it

does not have the appropriate

amount,
tenor and composition of funding

and liquidity to support its

assets.

Capital risk:
The risk that the Group

has an insufficient level or composition of capital to support its normal business activities and to meet its regu

latory capital requirements under normal

operating environments or stressed conditions (both actual and as defined for internal planning or regulatory

testing purposes). This also includes the risk from the Group

’s pension plans.

Interest rate risk in the banking book:
The risk that the Group

is exposed to capital

or income volatility because of a mismatch between

the
interest rate exposures of its (non

traded) assets

and liabilities.

The Treasury

function manages treasury and capital risk exposure on

a day-to-day basis with the Group

Treasury

Committee acting as

the principal
management body.

The Treasury

and Capital Risk

function is responsible for oversight

and provide

insight into key capital,

liquidity,

interest rate
risk in

the banking

book (IRRBB) and

pension risk management activities.
Liquidity risk management (audited)
Overview
The efficient management of liquidity is essential to Group

in order to retain the confidence of the financial markets and maintain the sustainability of the business. The liquidity risk control framework

is used

to manage all liquidity risk exposures under

both BAU

and stressed conditions. The
framework

is designed to maintain liquidity resources that are sufficient in amount, quality and funding tenor profile to support the liquidity risk
appetite as expressed by the Barclays PLC

Board. The liquidity risk appetite is monitored

against both internal and regulatory liquidity metrics.

Organisation, roles and responsibilities
Treasury

has the primary responsibility for managing

liquidity risk

within the set risk appetite. Both Risk and Treasury

contribute to the production
of the Internal Liquidity Adequacy

Assessment

Process (ILAAP)

.

The Treasury

and Capital Risk

function is responsible for the management

and
governance

of the liquidity

risk mandate, as defined by the Board.

The liquidity risk control framework

is designed to deliver the

appropriate

term and structure of funding, consistent with the liquidity risk appetite set by the Board.

The control framework

incorporates a

range of ongoing

business management tools to

monitor,

limit

and stress test the Group’s
balance sheet, contingent liabilities and the recovery

plan. Limit

setting and transfer pricing

are tools that are designed to control the level of
liquidity risk taken and drive the appropriate

mix of funds. Together,

these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet Group’

s

obligations as they fall due.
The Board

approves

the Group funding plan, internal stress tests,

regulatory

stress test results, and recovery

plan. The Group Treasury

Committee
is responsible for monitoring

and managing liquidity risk in line

with the Group’s

funding management

objectives, funding plan and risk framework.
The Treasury

and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment,

providing

second line

oversight of
the management of liquidity risk. The BRC reviews the risk profile, and annually reviews risk appetite

and the impact of stress scenarios on the
Group

funding plan/forecast in order

to agree the Group’s projected funding abilities.
Capital risk management (audited)
Overview
Capital risk is managed through

ongoing monitoring and management of the capital position,

regular stress testing and a robust capital
governance

framework. The

objectives of the framework are to maintain adequate capital for the Group and legal entities to withstand the impact
of the risks that may arise under

normal and stressed conditions, and maintain adequate capital to cover current and forecast business needs and
associated risks to provide

a viable and sustainable business offering.

Risk review
Principal risk

management

Barclays PLC

2019 Annual Report on Form

20-F

Organisation, roles and responsibilities
Treasury

has the primary responsibility for managing

and monitoring capital. The Treasury and Capital Risk function provides oversight of capital
risk and is an independent risk function that reports to the Group

CRO. Production

of the Barclays PLC Internal Capital

Adequacy

Assessment
Process (ICAAP)

is the

responsibility of Treasury.
Capital risk management is underpinned

by a control framework

and policy. The capital management strategy, outlined in the Group and legal entity capital plans, is developed in alignment with the control framework

and policy for capital risk,

and is implemented consistently in order to
deliver on the Group’s

objectives.
The Board

approves

the Group capital plan, internal stress tests and results of regulatory stress tests, and the Group recovery plan. The Group
Treasury

Committee is responsible for monitoring

and managing capital risk in line with

the Group’s

capital management objectives, capital plan
and risk frameworks.

The Treasury

and Capital Risk

Committee monitors and

reviews the capital risk profile and control environment

,

providing
second line oversight of the management

of capital risk. The BRC reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Group

capital plan/forecast in order

to agree the Group’s projected

capital adequacy.

Local management assures compliance with an entity’s minimum regulatory capital requirements by reporting

to local Asset

and Liability
Committees (ALCOs) with oversight

by the Group

Treasury

Committee, as

required.

In 2019,

Barclays complied with

all regulatory minimum capital
requirements.
Pension risk
The Group

maintains a

number

of defined benefit pension schemes for past and current employees. The ability of schemes to meet pension payments is achieved with investments

and contributions.

Pension risk arises because the market value

of pension fund assets might decline; investment returns might reduce;

or the estimated

value of
pension liabilities might increase. The Group

monitors the pension risks arising from its defined benefit pension schemes and works with Trustees to address shortfalls. In these circumstances, the Group

could be required

or might choose to make extra contributions to the pension fund. The
Group’s

main defined benefit scheme was closed to new entrants in 2012
.
Interest rate risk in the banking book management (IRRBB)
Overview
Interest rate risk in the banking book

is driven by customer deposit taking and lending activities, investments in the liquid asset portfolio

and
funding activities. As per the Group’s policy

to remain within the defined risk appetite, businesses and Treasury execute hedging strategies to
mitigate the risks. However,

the Group remains susceptible to interest rate risk and other non-traded

market risks from key sources:

◾

Interest rate and repricing risk:

the risk that net interest income could be adversely impacted by a change in interest rates, differences in the
timing of interest rate changes between assets and liabilities,

and other constraints on interest rate changes as per p

roduct terms and conditions.
◾

Customer behavioural risk:
the risk that net interest income could be adversely impacted by the discretion that customers and counterparties
may have in respect of being

able to vary their contractual obligations with Barclays. This risk is often referred

to by industry regulators as
‘embedded

option risk’.

◾

Investment risks

in the liquid asset portfolio:
the risk that

the fair value of assets held in the liquid asset portfolio

and associated risk
management portfolios could

be adversely impacted by market volatility, creating

volatility in capital directly.

Organisation, roles and responsibilities
The entity ALCOs, together with the Group

Treasury

Committee, are responsible for monitoring

and managing IRRBB risk in

line with the Group’s
management objectives and risk frameworks.

The GRC and Treasury

and Capital Risk

Committee monitors and

reviews the IRRBB risk profile and
control environment,

providing second

line oversight of the management of IRRBB. The BRC reviews the interest rate risk profile, including annual review of the risk appetite and the impact of stress

scenarios on the interest rate risk of the Group’s

banking books.

In addition, the Group’s IRRBB

policy sets out the processes and key controls required

to identify all IRRBB risks

arising from banking

book
operations, to monitor the risk exposures via a set of metrics with a frequency in line with

the risk management horizon,

and to manage these risks
within agreed

risk appetite

and limits.

Operational risk

management
The risk of loss to the Group

from inadequate or

failed processes or systems,

human factors or due to external events (for

example fraud) where
the root cause is not due to credit or market risks.

Overview
The management of operational

risk has three key objectives:

◾

deliver an operational risk capability owned

and used by business leaders to enable sound risk decisions over the long term;
◾

provide

the frameworks, policies and standards to enable management to meet their risk management responsibi lities while

the second line of
defence provides

robust, independent, and

effective oversight and challenge; and
◾

deliver a consistent and aggregated

measurement of operational risk that will

provide

clear and relevant insights, so that the right management
actions can be taken to keep the operational risk profile

consistent with the Group’s

strategy, the stated risk appetite and stakeholder needs.
The Group

operates within a system of internal controls that enables business to be transacted and risk taken without exposing it to unacceptable potential losses or reputational damages.
Organisation, roles and responsibilities
The prime responsibility for the management

of operational risk and the compliance with control requirements rests within

the business and
functional units where the risk arises. The operational risk profile and control environment

is reviewed by management through

business risk
committees and control

committees. Legal entities, businesses and functions are required to report their operational

risks on both a regular and an
event-driven

basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of
key controls, operational risk events and a review

of scenarios.

Risk re

view
Principal risk

management

Barclays PLC

2019 Annual Report on Form

20-F

The Group

Head of Operational Risk

is responsible for

establishing, owning and maintaining an appropriate

group-

wide Operational Risk
Management Framework

and for overseeing

the portfolio of operational risk across the

Group.

Operational Risk Management (ORM) acts in a second line of d efence capacity, and is responsible for defining

and overseeing

the implementation
of the framework

and monitoring

the Group’s operational risk profile. ORM alerts

management when risk levels exceed acceptable tolerance in
order

to drive timely decision making and actions by the first line of defence.

Operational risk issues escalated from these meetings are considered through

the second line of defence review meetings. Depending on their nature, the outputs of these meetings are presented to the operational risk profile forum, the BRC or the BAC. In addition, specific reports are prepared

by Operational Risk on a regular basis for the GRC and the BRC.

Operational risk categories

Operational risks are grouped

into risk categories to

support effective

risk management, measurement and reporting.

These comprise:

Data
Management & Information

Risk;

Financial Reporting

Risk;

Fraud Risk;

Payments Process Risk;

People Risk;

Premises Risk;

Physical Security Risk;
Supplier Risk;

Tax

Risk;

Technology

Risk;

Transaction Operations Risk

and Execution Risk.

In addition to the above, operational

risk encompasses risks associated with prudential regulation. This includes the risk of failing to: adhere to prudential regulatory

requirements, provide

regulatory submissions; or monitor and manage adherence

to new prudential regulatory requirements.
Enterprise risk themes
Barclays also recognises that there

are certain threats/risk drivers that are more

thematic and have the potential to impact the

Group’s

strategic
objectives. These are Enterprise Risk Themes which require

an overarching

and integrated risk management approach. The Group’s

enterprise risk
themes include Cyber,

Data, and Resilience.

For definitions of the Group’s

operational risk categories and enterprise risk themes, refer to pages 198 to 201 of the Barclays PLC Pillar 3 Report
2019.
Model risk

management
The risk of the potential adverse consequences from

financial assessments

or decisions based on incorrect

or misused model outputs and reports.
Overview
The Group

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

of their output. Model
errors and

misuse are the

primary sources of model

risk.
Organisation,

roles and responsibilities

The Group

has a dedicated Model Risk Management (MRM) function that consists of two main units: the Independent Validation

Unit (IVU),
responsible for model validation and approval,

and Model Governance

and Controls (MGC), covering model risk governance, controls and reporting, including

ownership of model

risk policy and the model inventory.

The model risk management framework

consists

of the model risk policy and standards. The policy prescribes

Group

-wide, end-to-end
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
The function reports to the Group

CRO and operates a global framework. Implementation of best practice standards is a central objective of the
Group.

The key model risk management

activities include:

◾

Correctly identifying models across all relevant areas of

the Group, and recordin

g

models in

the Group Models Database (GMD), the Group

-wide
model inventory.
◾

Enforcing

that every model has a model owner who is accountable for the model. The model owner must sign off models prior to submission to
IVU for

validation and maintain that the model presented to IVU is and remains fit for purpose.
◾

Overseeing that every model is subject to validation and approval by IVU, prior

to being implemented and on a continual basis.
◾

Defining model risk appetite in terms of risk tolerance, and qualitative metrics which are used to track and report

model risk.
Conduct risk

management
The risk of detriment to customers, clients, market integrity, effective competition or Barclays from

the inappropriate supply of financial services,
including instances of wilful or negligent misconduct.
Overview
The Group

defines,

manages and mitigates

conduct risk

with the objective of providing

good customer

and client outcomes,

protecting market integrity
and promoting effective competition.
Product

Lifecycle, Culture

and Strategy and

Financial Crime

are the risk categories

under the

Group definition

of conduct risk.

Organisation, roles and responsibilities
The governance of conduct risk within the

Group is

fulfilled through

management

committees

and forums operated by

the first

and second lines

of
defence with clear escalation

and reporting lines

to the Board.
The Group

Risk Committee

is the

most senior executive

body responsible

for reviewing

and monitoring

the effectiveness

of the Group’s management

of
conduct risk.
The Conduct Risk Management Framework

(CRMF)

outlines

how the Group manages

and measures its

conduct risk profile.

Risk review
Principal risk

management

Barclays PLC

2019 Annual Report on Form

20-F

Senior managers have accountability

for managing conduct

risk in their

areas of responsibility.

This is

expressed in their Statements

of Responsibilities.
The primary responsibility for managing

conduct risk

sits

with the business

where the risk arises.

The first line

business control committees

provide
oversight of controls relating to conduct

risk.

The Group

Chief Compliance

Officer

is responsible

for owning and maintaining

an appropriate

group-wide CRMF. This

includes defining and

owning
the relevant conduct risk policies

and oversight of

the implementation

of controls

to manage and

escalate

the risk.
The Group

and the Barclays

UK Risk Committees

are the primary

second line

governance committees

for oversight of conduct

risk profile

and
implementation of the CRMF. The responsibilities

of these risk

committees in relation to the

trading

entities

includes the identification

and discussion

of
any emerging

conduct risks

exposures which have

been identified.

Reputation risk

management
The risk that an action, transaction, investment, event, decision, or business relationsh ip will reduce trust in the Group

’s integrity

and/or
competence.
Overview
A reduction of trust in the Group’s

integrity and competence may reduce

the attractiveness

of the Group

to stakeholders and could lead to negative
publicity,

loss of revenue, regulatory

or legislative action, loss of existing and potential

client business, reduced

workforce morale

and difficulties

in
recruiting talent. Ultimately it may destroy shareholder

value.

Organisation, roles and responsibilities
The GRC is

the most senior executive

body responsible

for reviewing

and monitoring

the effectiveness

of the Group’s management

of reputation

risk.

The Group

Chief

Compliance

Officer

is accountable

for developing

a Reputation

Risk Management

Framework

(RRMF),

and the

Head of

Corporate
Relations is

responsible for developing

a reputation

risk

policy and

associated standards,

including

tolerances

against

which data

is monitored,

reported
on and escalated, as

required. The

RRMF sets

out what

is required

to

manage reputation

risk across

the Group.

The primary responsibility

for identifying

and managing

reputation

risk

and adherence

to the control

requirements

sits

with the business

and support
functions where the risk

arises.
Barclays Bank Group and Barclays

Bank UK Group

are required

to operate

within established

reputation

risk appetite,

and their

component

businesses
prepare

reports

for their

respective

Risk and Board

Risk Committees

highlighting

their

most

significant

current and

potential

reputation

risks

and issues
and how they are being managed.

These reports

are a key internal

source of

information for

the

quarterly

reputation

risk reports

which are

prepared for
the GRC and the Board.
Legal risk

management

The risk of loss or imposition of penalties, damages or fines from the failure of the Group to meet its legal obligations including regulatory

or
contractual requirements.
Overview

The Group

has no tolerance for wilful breaches of laws, regulations or other legal obligations. However, the multitude of laws and

regulations
across the globe are highly

dynamic and their application to particular circumstances is often unclear; this results in a level of inherent legal risk, for which the Group

has limited tolerance.

Organisation, roles and responsibilities

The Group’s

businesses and functions have primary responsibility for identifying, managing and escalating legal risk in their area as well as
responsibility for adherence

to minimum control requirements.

The Legal Function organisation and coverage

model aligns expertise to

businesses, functions, products, activities and geographic

locations so that
the Group receives legal support from

appropriate

legal professionals. The senior management of the Legal

Function oversees, monitors and
challenges legal risk across the Group.

The Legal Function does not sit

in any of the three

lines of defence but supports them all.
The Grou

p

General Counsel is responsible for maintaining an appropriate Group

-wide legal risk

management framework. This includes defining the
relevant legal risk policies and oversight

of the implementation of controls to manage and escalate legal risk.

The legal risk profile and control environment

is reviewed by management through

business risk

committees and control committees. The Group
Risk Committee is the most senior executive body

responsible for reviewing

and monitoring

the effectiveness of

risk management across the
Group.

Escalation paths from this committee exist to the Barclays PLC Board

Risk Committee.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Summary of

contents
Page
Credit risk represents a significant risk and

mainly arises
from exposure

to wholesale and retail

loans and
advances together with the counterparty

credit risk
arising from derivative contracts entered

into with
clients.
◾

Credit risk overview and

summary of performance
◾

Maximum exposure

and effects of netting, collateral and risk transfer
109
109
This section outlines the expected credit loss
allowances, the movements in

allowances during the
period, material management adjustments to model
output and measurement uncertainty

and sensitivity
analysis.
◾

Expected Credit Losses
-

Loans and advances at amortised cost by stage
-

Loans and advances at amortised cost by product
-

Movement in gross exposure

and impairment allowance for

loans and
advances at amortised cost
-

Stage 2 decomposition
-

Stage 3 decomposition
◾

Management adjustments to models for impairment
◾

Measurement uncertainty and sensitivity analysis
112
112
114
115
119
119
120
121
The Group

reviews and monitors risk concentrations in
a variety of ways. This section outlines performance
against key concentration

risks.
◾

Analysis of the concentration

of credit risk
-

Geographic

concentrations
-

Industry concentrations
◾

Approach

to management and representation of credit quality
-

Asset credit quality
-

Debt securities
-

Balance sheet credit quality
-

Credit exposures by internal PD grade
127
127
127
129
129
129
129
131
Credit risk monitors exposure

performance

across a
range of significant portfolios.
◾

Analysis of specific portfolios and asset types
-

Secured home

loans
-

Credit cards, unsecured

loans and other retail lending
-

Exposure to UK commercial

real estate
133
133
134
135
The Group

monitors exposures to assets where there is
a heightened

likelihood of default and assets where an
actual default has occurred.

From time to time,
suspension of certain aspects of client credit
agreements are agreed,

generally during

temporary
periods of financial difficulties where

the Group is
confident that the client will be able to remedy

the
suspension. This section outlines the current exposure
to assets with this treatment.
◾

Forbearance
-

Retail forbearance

programmes
-

Wholesale forbearance

programmes
136
137
138
This section provides an analysis of credit risk on

debt
securities and derivatives.
◾

Analysis of debt securities
◾

Analysis of derivatives

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

All disclosures in this section (pages 109

to 139)

are unaudited unless otherwise stated.
Overview
Credit risk represents a significant risk to the Group

and mainly arises from exposure

to wholesale and retail

loans and advances together

with the
counterparty

credit risk arising from derivative contracts entered into with clients.
Credit risk disclosures include many

of the recommendations of the Taskforce

on Disclosures about Expected Credit Losses (DECL) and it is expected that relevant disclosures will continue

to be developed in future periods.
Further detail can be found in the Financial statements section in Note 7 Credit impairment charges. Descriptions of terminology can be found

in
the glossary, available

at home.barclays/annualreport.
Summary of

performance

in the

period
Credit impairment charges increased to £1,912m

(2018:

£1,468m). The 2019

charge includes the impact of macroeconomic

scenario updates and
an overall reduction

in unsecured gross exposures.

Prior year

comparatives included the impact of favourable macroecon

omic scenario updates
and a £150m

charge regarding

the anticipated economic uncertainty in the UK.

The Group

loan loss rate

was 55bps (2018:

44bps).
Refer to the credit risk management

section on pages 102

and 103

for details of governance, policies and procedures.
Key metrics
Reduction in impairment allowances

of
£411m
◾

Impairment allowances on

loans and advances at amortised cost, including off

-balance sheet elements of the allowance, decreased by
£411m

to £6,630m

(2018:

£7,

041m). The decrease is driven by Barclays UK £300m,

Barclays International £92m and

Head Office £19m. Refer to
the Expected Credit Losses section on page 112

for further details.

Maximum exposure

and effects

of netting,

collateral

and risk

transfer
Basis of preparation
The following tables present a reconciliation between the

maximum exposure

and its

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

Further detail on the Group’s
policies to each of these forms of credit enha

ncement is presented on pages 175

to 177

of the Barclays PLC Pillar 3 Report 2019

(unaudited)

.

Overview
As at 31 December

2019,

the Group’s net exposure

to credit risk,

after taking into account credit risk mitigation, decreased 0.9% to £800.3

bn.
Overall, the extent to which the Group

holds mitigation against

its total exposure

remained unchanged

at 43% (2018:

43%).

Of the unmitigated on balance sheet exposure, a significant portion relates to cash held at central banks, cash collateral and settlement balances, and debt securities issued by governments

all of

which are considered

to be lower risk.

The decrease in the Group’s

net exposure to credit risk is
due to decreases in cash held at central banks and trading

portfolio assets, offset by increases in cash collateral and settlement balances,

financial
assets at fair value through

other comprehensive income

and off balance sheet loan commitments.

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

on pages 129

to 131

.

Collateral obtained
Where collateral has been obtained in the event of default, the Group does not, ordinarily, use such assets for its own operations and they are
usually sold on a timely basis. The carrying

value of assets held by the Group as at 31

December 2019,

as a

result of the enforcement of collateral,
was £6m

(2018:

£6m).

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Maximum exposure and effects of netting, collateral and risk transfer (audited)
Maximum
exposure
Netting and
set-off
Cash
collateral
Non-cash
collateral Risk transfer Net exposure
As at 31 December 2019
£m £m £m £m £m £m
On-balance sheet:
Cash and balances at central banks 150,258 - - - - 150,258
Cash collateral and settlement balances 83,256 - - - - 83,256
Loans and advances at amortised cost:
Home loans 154,479 - (294) (153,939) (70) 176
Credit cards, unsecured

loans and other retail lending
55,296 - (778) (5,283) (258) 48,977
Wholesale loans 129,340 (7,636) (148) (39,981) (12,071) 69,504
Total loans and advances at amortised cost 339,115 (7,636) (1,220) (199,203) (12,399) 118,657
Of which credit

-impaired

(Stage 3):
Home loans 1,809 - (2) (1,785) (14) 8
Credit cards, unsecured loans

and other retail lending
1,074 - (12) (250) (2) 810
Wholesale loans 1,812 - (9) (909) (20) 874
Total

credit

-impaired loans and advances at amortised cost
4,695 - (23) (2,944) (36) 1,692
Reverse repurchase agreements and other similar

secured lending
3,379 - - (3,379) - -
Trading portfolio

assets:
Debt securities 52,739 - - (423) - 52,316
Traded

loans
5,378 - - (134) - 5,244
Total trading portfolio assets 58,117 - - (557) - 57,560
Financial assets at fair value through the income statement:
Loans and advances 22,692 - (14) (16,580) (57) 6,041
Debt securities 5,249 - - - - 5,249
Reverse repurchase

agreements
96,887 - (1,132) (95,736) - 19
Other financial assets 763 - - - - 763
Total financial assets at fair value through the income statement 125,591 - (1,146) (112,316) (57) 12,072
Derivative financial instruments 229,236 (175,998) (33,411) (5,511) (5,564) 8,752
Financial assets at fair value through other comprehensive

income
64,727 - - (305) (1,051) 63,371
Other assets 1,375 - - - - 1,375
Total on-balance sheet 1,055,054 (183,634) (35,777) (321,271) (19,071) 495,301
Off-balance sheet:
Contingent liabilities 24,527 - (400) (4,412) (159) 19,556
Loan commitments 334,455 - (84) (47,008) (1,950) 285,413
Total off-balance sheet 358,982 - (484) (51,420) (2,109) 304,969
Total

1,414,036 (183,634) (36,261) (372,691) (21,180) 800,270

Off-balance sheet exposures are shown

gross of provisions of £322m

(2018:

£271m). See Note 25 for further

details.

In addition to the above, the Group

holds forward

starting reverse repos with notional contract amounts of £31.1 bn (2018: £35.5bn). The balances
are fully collateralised.

For further

information on credit risk mitigation techniques, refer to page 102 within the Credit risk management section.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Maximum exposure and effects of netting, collateral and risk transfer (audited)
Maximum
exposure
Netting and
set-off
Cash
collateral
Non-cash
collateral Risk transfer Net exposure
As at 31 December 2018
£m £m £m £m £m £m
On-balance sheet:
Cash and balances at central banks 177,069 - - - - 177,069
Cash collateral and settlement balances 77,222 - - - - 77,222
Loans and advances at amortised cost:
Home loans 150,284 - (295) (149,679) (132) 178
Credit cards, unsecured

loans and other retail lending
56,431 - (725) (5,608) (451) 49,647
Wholesale loans 119,691 (7,550) (65) (41,042) (4,454) 66,580
Total loans and advances at amortised cost 326,406 (7,550) (1,085) (196,329) (5,037) 116,405
Of which credit

-impaired

(Stage 3):
Home loans 2,125 - (3) (2,083) (31) 8
Credit cards, unsecured loans and other retail

lending
1,249 - (6) (232) (38) 973
Wholesale loans 1,762 - - (895) (17) 850
Total

credit

-impaired loans and advances at amortised cost
5,136 - (9) (3,210) (86) 1,831
Reverse repurchase agreements and other similar

secured lending
2,308 - (17) (2,261) - 30
Trading portfolio

assets:
Debt securities 57,283 - - (451) - 56,832
Traded

loans
7,234 - - (154) - 7,080
Total trading portfolio assets 64,517 - - (605) - 63,912
Financial assets at fair value through the income statement:
Loans and advances 19,524 - (11) (11,782) (89) 7,642
Debt securities 4,522 - - (445) - 4,077
Reverse repurchase

agreements
119,041 - (2,996) (115,601) - 444
Other financial assets 542 - - - - 542
Total financial assets at fair value through the income statement 143,629 - (3,007) (127,828) (89) 12,705
Derivative financial instruments 222,538 (172,001) (31,402) (5,502) (4,712) 8,921
Financial assets at fair value through other comprehensive

income
51,694 - - - (399) 51,295
Other assets 1,006 - - - - 1,006
Total on-balance sheet 1,066,389 (179,551) (35,511) (332,525) (10,237) 508,565
Off-balance sheet:
Contingent liabilities 20,303 - (399) (1,418) (190) 18,296
Loan commitments 324,223 - (124) (42,117) (1,395) 280,587
Total off-balance sheet 344,526 - (523) (43,535) (1,585) 298,883
Total

1,410,915 (179,551) (36,034) (376,060) (11,822) 807,448

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Expected Credit

Losses

Loans and advances at amortised cost by stage
The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment

allowance, coverage

ratio and
impairment charge

by stage allocation and business segment as at 31 December

2019

.

Also included are off-balance sheet loan commitments and
financial guarantee contracts by

gross exposure

and impairment allowance and coverage

ratio by stage allocation as

at 31 December

2019.

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

on the liability side of the

balance sheet as a provision.

Loans and advances at amortised cost by stage (audited)
Gross exposure Impairment allowance
Net
exposure Stage 1
Stage 2

Stage 3 Total Stage 1
Stage 2

Stage 3 Total
As at 31 December 2019
£m £m £m £m £m £m £m £m £m
Barclays UK 143,097 23,198 2,446 168,741 198 1,277 974 2,449 166,292
Barclays International 27,886 4,026 1,875 33,787 352 774 1,359 2,485 31,302
Head Office 4,803 500 826 6,129 5 36 305 346 5,783
Total Barclays Group retail 175,786 27,724 5,147 208,657 555 2,087 2,638 5,280 203,377
Barclays UK 27,891 2,397 1,124 31,412 16 38 108 162 31,250
Barclays International
a
92,615 8,113 1,615 102,343 136 248 447 831 101,512
Head Office 2,974 - 37 3,011 - - 35 35 2,976
Total Barclays Group wholesale 123,480 10,510 2,776 136,766 152 286 590 1,028 135,738
Total loans and advances at
amortised cost 299,266 38,234 7,923 345,423 707 2,373 3,228 6,308 339,115
Off-balance sheet loan commitments
and financial guarantee contracts
b
321,140 19,185 935 341,260 97 170 55 322 340,938
Total
c
620,406 57,419 8,858 686,683 804 2,543 3,283 6,630 680,053
Loan impairment charge
and loan loss

rate
Coverage ratio

Loan
impairment
charge
Loan loss
rate Stage 1
Stage 2

Stage 3 Total
As at 31 December 2019
% % % % £m bps
Barclays UK 0.1 5.5 39.8 1.5 661 39
Barclays International 1.3 19.2 72.5 7.4 999 296
Head Office 0.1 7.2 36.9 5.6 27 44
Total Barclays Group retail 0.3 7.5 51.3 2.5 1,687 81
Barclays UK 0.1 1.6 9.6 0.5 33 11
Barclays International
a
0.1 3.1 27.7 0.8 113 11
Head Office

-

-

94.6 1.2 - -
Total Barclays Group wholesale 0.1 2.7 21.3 0.8 146 11
Total loans and advances at
amortised cost 0.2 6.2 40.7 1.8 1,833 53
Off-balance sheet loan commitments
and financial guarantee contracts
b
- 0.9 5.9 0.1 71
Other financial assets subject to
impairment
c
8
Total
d
0.1 4.4 37.1 1.0 1,912

Notes
a

Includes

Wealth and

Private Banking

exposures measured

on an individual customer exposure

basis.

b

Excludes

loan commitments

and financial

guarantees

of £17.7bn carried at fair

value.
c

Other financial

assets subject

to impairment not included

in the table above include cash

collateral and settlement

balances, financial assets

at fair value through other
comprehensive

income and other

assets.

These have a total gross exposure

of £149.3bn and impairment

allowance of £24m.

This

comprises £12m

ECL on £148.5bn Stage 1
assets,

£2m

on £0.8bn Stage 2 fair value

through other

comprehensive

income assets

cash collateral and

settlement assets and £10m on £10m

Stage 3 other assets.
d

The loan loss

rate is 55bps after

applying

the total impairment charge

of £1,912m.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Loans and advances at amortised cost by stage (audited)
Gross exposure
Impairment

allowance
Net
exposure Stage 1
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
Barclays International 26,714 4,634 1,830 33,178 352 965 1,315 2,632 30,546
Head Office 6,510 636 938 8,084 9 47 306 362 7,722
Total Barclays Group retail 168,135 30,549 5,808 204,492 544 2,401 2,773 5,718 198,774
Barclays UK 22,824 4,144 1,272 28,240 16 70 117 203 28,037
Barclays International
a
87,344 8,754 1,382 97,480 128 244 439 811 96,669
Head Office 2,923 - 41 2,964 - - 38 38 2,926
Total Barclays Group wholesale 113,091 12,898 2,695 128,684 144 314 594 1,052 127,632
Total loans and advances at
amortised cost 281,226 43,447 8,503 333,176 688 2,715 3,367 6,770 326,406
Off-balance sheet loan commitments
and financial guarantee contracts
b
309,989 22,126 684 332,799 99 150 22 271 332,528
Total
c
591,215 65,573 9,187 665,975 787 2,865 3,389 7,041 658,934
Loan impairment

charge
and loan loss

rate
Coverage ratio

Loan
impairment
charge
Loan loss
rate Stage 1
Stage 2

Stage 3 Total
As at 31 December 2018
% % % % £m bps
Barclays UK 0.1 5.5 37.9 1.7 830 51
Barclays International 1.3 20.8 71.9 7.9 844 254
Head Office 0.1 7.4 32.6 4.5 15 19
Total Barclays Group retail 0.3 7.9 47.7 2.8 1,689 83
Barclays UK 0.1 1.7 9.2 0.7 74 26
Barclays International
a
0.1 2.8 31.8 0.8 (142) -
Head Office - - 92.7 1.3 (31) -
Total Barclays Group wholesale 0.1 2.4 22.0 0.8 (99) -
Total loans and advances at
amortised cost 0.2 6.2 39.6 2.0 1,590 48
Off-balance sheet loan commitments
and financial guarantee contracts
b
- 0.7 3.2 0.1 (125)
Other financial assets subject to
impairment
c
3
Total
d
0.1 4.4 36.9 1.1 1,468

Notes
a

Included

in the

above analysis are

Wealth and Private

Banking exposures

measured on an individual customer exposure

basis.
b

Excludes

loan commitments

and financial

guarantees

of £11.7bn carried at fair

value.
c

Other financial

assets subject

to impairment not included

in the table above include cash

collateral and settlement

balances, financial assets

at fair value through other
comprehensive

income and other

assets.

These have a total gross exposure

of £129.9bn

and impairment

allowance of £12m. This

comprises £10m ECL on £129.3bn Stage 1
assets

and £2m on £0.6bn Stage 2 fair

value through

other comprehensive

income assets.
d

The loan loss

rate is 44bps after

applying

the total impairment

charge of £1,468m.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Loans and advances at amortised cost by product (audited)

The

table

below

presents

a

breakdown

of

loans

and

advances

at amortised

cost

and

the

impairment

allowance

with stage allocation by

asset
classification.

Loans and advances at amortised cost by product
(audited)
Stage 2
As at 31 December 2019
Stage 1 Not past due
<=30 days
past due
>30 days past
due
Total Stage 3 Total
Gross exposure
£m £m £m £m £m £m £m
Home loans 135,713 14,733 1,585 725 17,043 2,155 154,911
Credit cards, unsecured

loans and other retail lending
46,012 9,759 496 504 10,759 3,409 60,180
Wholesale loans

117,541 9,374 374 684 10,432 2,359 130,332
Total 299,266 33,866 2,455 1,913 38,234 7,923 345,423
Impairment allowance
Home loans 22 37 14 13 64 346 432
Credit cards, unsecured

loans and other retail lending
542 1,597 159 251 2,007 2,335 4,884
Wholesale loans

143 284 9 9 302 547 992
Total 707 1,918 182 273 2,373 3,228 6,308
Net exposure
Home loans 135,691 14,696 1,571 712 16,979 1,809 154,479
Credit cards, unsecured

loans and other retail lending
45,470 8,162 337 253 8,752 1,074 55,296
Wholesale loans

117,398 9,090 365 675 10,130 1,812 129,340
Total 298,559 31,948 2,273 1,640 35,861 4,695 339,115
Coverage ratio
% % % % % % %
Home loans - 0.3 0.9 1.8 0.4 16.1 0.3
Credit cards, unsecured

loans and other retail lending
1.2 16.4 32.1 49.8 18.7 68.5 8.1
Wholesale loans

0.1 3.0 2.4 1.3 2.9 23.2 0.8
Total 0.2 5.7 7.4 14.3 6.2 40.7 1.8
As at 31 December 2018
Gross exposure
£m £m £m £m £m £m £m
Home loans 130,066 15,672 1,672 862 18,206 2,476 150,748
Credit cards, unsecured

loans and other retail lending
45,785 11,262 530 437 12,229 3,760 61,774
Wholesale loans

105,375 12,177 360 475 13,012 2,267 120,654
Total 281,226 39,111 2,562 1,774 43,447 8,503 333,176
Impairment allowance
Home loans 31 56 13 13 82 351 464
Credit cards, unsecured

loans and other retail lending
528 1,895 169 240 2,304 2,511 5,343
Wholesale loans

129 300 16 13 329 505 963
Total 688 2,251 198 266 2,715 3,367 6,770
Net exposure
Home loans 130,035 15,616 1,659 849 18,124 2,125 150,284
Credit cards, unsecured

loans and other retail lending
45,257 9,367 361 197 9,925 1,249 56,431
Wholesale loans

105,246 11,877 344 462 12,683 1,762 119,691
Total 280,538 36,860 2,364 1,508 40,732 5,136 326,406
Coverage ratio
% % % % % % %
Home loans - 0.4 0.8 1.5 0.5 14.2 0.3
Credit cards, unsecured

loans and other retail lending
1.2 16.8 31.9 54.9 18.8 66.8 8.6
Wholesale loans

0.1 2.5 4.4 2.7 2.5 22.3 0.8
Total 0.2 5.8 7.7 15.0 6.2 39.6 2.0

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Movement in

gross

exposures and

impairment

allowance

including

provisions for

loan

commitments

and financial
guarantees
The following tables present a reconciliation of

the opening to the closing balance of the exposure

and impairment allowance. An explanation of
the terms: 12-month

ECL,

lifetime ECL and credit-impaired is included

on page 225

.

The disclosure has been enhanced in 2019

to provide further
granularity by

product. Transfers

between stages in the

tables have

been reflected as if they had taken place at the beginning

of the year. The
movements are measured

over a 12

-month period.

Loans and advances at amortised cost (audited)
Stage 1 Stage 2 Stage 3 Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
£m £m £m £m £m £m £m £m
Home loans
As at 1 January 2019 130,066 31 18,206 82 2,476 351 150,748 464
Transfers from

Stage 1 to Stage 2
(9,051) (1) 9,051 1 - - - -
Transfers from

Stage 2 to Stage 1
8,000 28 (8,000) (28) - - - -
Transfers to

Stage 3
(199) - (510) (15) 709 15 - -
Transfers from

Stage 3
43 2 294 3 (337) (5) - -
Business activity in the year 24,935 3 734 2 3 - 25,672 5
Changes to models used for calculation
a
- - - - - - - -
Net drawdowns,

repayments, net re-
measurement and movements due

to
exposure and risk parameter

changes
(6,931) (38) (843) 27 (214) 24 (7,988) 13
Final repayments (10,427) (2) (1,827) (4) (454) (13) (12,708) (19)
Disposals
b
(723) (1) (62) (4) (2) - (787) (5)
Write-offs
c
- - - - (26) (26) (26) (26)
As at 31 December 2019
d
135,713 22 17,043 64 2,155 346 154,911 432
Credit cards, unsecured loans and other retail lending
As at 1 January 2019 45,785 528 12,229 2,304 3,760 2,511 61,774 5,343
Transfers from

Stage 1 to Stage 2
(3,604) (72) 3,604 72 - - - -
Transfers from

Stage 2 to Stage 1
4,522 701 (4,522) (701) - - - -
Transfers to

Stage 3
(857) (21) (1,264) (448) 2,121 469 - -
Transfers from

Stage 3
144 103 28 14 (172) (117) - -
Business activity in the year 9,664 120 704 123 89 39 10,457 282
Changes to models used for calculation
a
- 16 - (110) - (7) - (101)
Net drawdowns,

repayments, net re-
measurement and movements due

to
exposure and risk parameter

changes
(5,975) (779) 351 806 373 1,836 (5,251) 1,863
Final repayments (3,667) (54) (371) (53) (290) (74) (4,328) (181)
Disposals
b
- - - - (777) (627) (777) (627)
Write-offs
c
- - - - (1,695) (1,695) (1,695) (1,695)
As at 31 December 2019
d
46,012 542 10,759 2,007 3,409 2,335 60,180 4,884
Wholesale loans
As at 1 January 2019 105,375 129 13,012 329 2,267 505 120,654 963
Transfers from

Stage 1 to Stage 2
(3,419) (11) 3,419 11 - - - -
Transfers from

Stage 2 to Stage 1
5,213 84 (5,213) (84) - - - -
Transfers to

Stage 3
(501) (2) (650) (19) 1,151 21 - -
Transfers from

Stage 3
473 35 205 25 (678) (60) - -
Business activity in the year 40,837 51 1,757 27 31 - 42,625 78
Changes to models used for calculation
a
- (9) - (19) - - - (28)
Net drawdowns,

repayments, net re-
measurement and movements due

to
exposure and risk parameter

changes
5,929 (104) 321 85 122 334 6,372 315
Final repayments (34,081) (30) (2,419) (53) (372) (91) (36,872) (174)
Disposals
b
(2,285) - - - - - (2,285) -
Write-offs
c
- - - - (162) (162) (162) (162)
As at 31 December 2019
d
117,541 143 10,432 302 2,359 547 130,332 992

Notes
a

Changes to models used for

calculation

include

a £101m movement in

Credit cards,

unsecured

loans and

other

retail lending

and a £28m

movement in

Wholesale

loans. These

reflect
methodology changes made

during

the year. Barclays

continually

review

the output

of models

to determine

accuracy

of the

ECL

calculation

including

review of

model monitoring,

external
benchmarking and experience

of model

operation over

an extended

period of

time.

This ensures

that the models

used

continue

to reflect

the risks

inherent

across the

businesses.
b

The £787m movement of gross

loans

and advances

disposed of

across Home

loans

relates to

the sale

of a portfolio

of mortgages

from the

Italian loan

book.

The £777m

disposal

reported
within

Credit cards,

unsecured

loans and

other

retail lending

portfolio

relates to

debt sales

undertaken

during

the year. Finally,

disposals

of £2,285m

within

Wholesale

loans relate

to the

sale of
debt securities as part

of the Group’s

Treasury operations.
c

In 2019, gross write-offs amounted

to £1,883m

(2018: £1,891m) and post

write-off

recoveries

amounted

to £124m

(2018: £195m). Net write-offs

represent

gross write-offs

less post

write-off
recoveries and amounted

to £1,759m

(2018: £1,696m).
d

Other financial assets

subject

to impairment

not included

in the table

above include

cash collateral

and settlement

balances,

financial

assets

at fair

value through

other

comprehensive

income
and other

assets.

These have

a total

gross exposure

of £149.3bn (December

2018: £129.9bn)

and impairment

allowance

of £24m (December

2018: £12m). This

comprises

£12m ECL

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

(December 2018: £10m) on £148.5bn

Stage 1 assets

(December

2018: £129.3bn),

£2m (December

2018: £2m) on

£0.8bn

Stage

2 fair

value through

other

comprehensive

income

assets, cash
collateral and settlement

assets

(December

2018: £0.6bn)

and £10m (December

2018: £nil)

on £10m Stage

3 other assets

(December

2018: £nil).

Reconciliation of ECL movement to impairment charge/(release) for the period
£m
Home loans (1)
Credit cards, unsecured loans and

other retail lending
1,863
Wholesale loans 191
ECL movement excluding assets derecognised

due to disposals and write-offs
2,053
Post write-off

recoveries
(124)
Exchange and other

adjustments
a
(96)
Impairment charge

on loan commitments and financial guarantees
71
Impairment charge

on other financial assets
b
8
Income statement charge for the period 1,912

Notes
a

Includes

foreign exchange

and interest

and fees in suspense.
b

Other financial

assets subject

to impairment not included

in the table above include cash

collateral and settlement

balances, financial assets

at fair value through other
comprehensive

income and other

assets.

These have a total gross exposure

of £149.3bn (December 2018: £129.9bn)

and impairment

allowance of £24m (December 2018:
£12m).

This

comprises

£12m ECL (December 2018: £10m)

on £148.5bn

Stage 1 assets

(December 2018: £129.3bn),

£2m (December 2018:

£2m) on £0.8bn

Stage 2 fair value
through other

comprehensive

income assets,

cash collateral and settlement

assets (December 2018: £0.6bn) and £10m (December

2018:

£nil) on

£10m Stage 3 other assets
(December 2018:

£nil)

Loan commitments and financial guarantees (audited)
Stage 1 Stage 2 Stage 3 Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
£m £m £m £m £m £m £m £m
Home loans
As at 1 January 2019 6,948 - 546 - 13 - 7,507 -
Net transfers between stages (39) - 47 - (8) - - -
Business activity in the year 2,848 - - - - - 2,848 -
Net drawdowns,

repayments, net re-
measurement and movement

due to exposure
and risk parameter

changes
1 - (40) - - - (39) -
Final repayments (216) - (53) - (1) - (270) -
As at 31 December 2019 9,542 - 500 - 4 - 10,046 -
Credit cards, unsecured loans and other retail lending
As at 1 January 2019 124,611 41 9,016 65 267 20 133,894 126
Net transfers between stages 117 44 (1,082) (43) 965 (1) - -
Business activity in the year 14,619 2 218 1 6 6 14,843 9
Net drawdowns,

repayments, net re-
measurement and movement

due to exposure
and risk parameter

changes
(1,151) (48) (1,172) 54 (874) (9) (3,197) (3)
Final repayments (12,437) (4) (742) (6) (114) (2) (13,293) (12)
As at 31 December 2019 125,759 35 6,238 71 250 14 132,247 120
Wholesale loans
As at 1 January 2019 178,430 58 12,564 85 404 2 191,398 145
Net transfers between stages (875) 7 580 (8) 295 1 - -
Business activity in the year 53,685 22 2,779 22 16 - 56,480 44
Net drawdowns,

repayments, net re-
measurement and movement

due to exposure
and risk parameter

changes
(487) (1) 1,190 36 232 41 935 76
Final repayments (44,914) (24) (4,666) (36) (266) (3) (49,846) (63)
As at 31 December 2019 185,839 62 12,447 99 681 41 198,967 202

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Gross exposure for loans and advances at amortised cost (audited)
Stage 1 Stage 2 Stage 3 Total
£m £m £m £m
As at 1 January 2018 265,617 49,592 9,081 324,290
Net transfers between stages 1,385 (3,602) 2,217 -
Business activity in the year 74,419 2,680 374 77,473
- of which: Barclays

UK
29,467 1,493 326 31,286
- of which: Barclays

International
42,346 1,164 44 43,554
Net drawdowns

and repayments
(13,140) 136 162 (12,842)
- of which: Barclays

UK
(10,269) (980) (322) (11,571)
- of which: Barclays

International
(1,305) 1,348 561 604
Final repayments (41,946) (5,359) (1,071) (48,376)
- of which: Barclays

UK
(11,728) (1,753) (478) (13,959)
- of which: Barclays

International
(29,421) (3,520) (549) (33,490)
Disposals (5,109) - (369) (5,478)
Write-offs - - (1,891) (1,891)
As at 31 December 2018
a
281,226 43,447 8,503 333,176

Impairment allowance on loans and advances at amortised cost (audited)
Stage 1 Stage 2 Stage 3 Total
£m £m £m £m
As at 1 January 2018 608 3,112 3,382 7,102
Net transfers between stages 798 (1,182) 384 -
Business activity in the year 223 173 95 491
Net re-measurement

and movement due

to exposure and risk
parameter changes
(865) 638 1,918 1,691
UK economic uncertainty

adjustment
- 150 - 150
Final repayments (76) (176) (152) (404)
Disposals - - (369) (369)
Write-offs - - (1,891) (1,891)
As at 31 December 2018
a
688 2,715 3,367 6,770
Reconciliation of ECL movement to impairment charge/(release) for the period
ECL movement excluding

assets derecognised due to disposals and
write-offs
1,928
Post write-off

recoveries
(195)
Exchange and other

adjustments
(143)
Impairment release on loan commitments and financial guarantees
b
(125)
Impairment charge

on other financial assets
3
Income statement charge/(release) for the period 1,468

Notes
a

Other financial

assets subject

to impairment not included

in the table above include cash

collateral and settlement

balances, financial assets

at fair value through other
comprehensive

income and other

assets.

These have a total gross exposure

of £129.9bn (1 January 2018: £128.1bn)

and impairment

allowance of £12m (1 January

2018: £9m).
This

comprises

£10m ECL on £129.3bn Stage 1 assets

and £2m on £0.6bn Stage 2 fair

value through

other comprehensive

income assets.
b

Impairment

release of £

125m

on loan commitments

and financial

guarantees

represents reduction in

impairment allowance

of £149m

partially

offset

by exchange and other
adjustments

of £24m.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Gross exposure for loan commitments and financial guarantees (audited)
Stage 1 Stage 2 Stage 3 Total
£m £m £m £m
As at 1 January 2018 275,364 38,867 1,442 315,673
Net transfers between stages 13,521 (13,552) 31 -
Business activity in the year 65,404 811 - 66,215
Net drawdowns

and repayments
(14,491) 4,298 (473) (10,666)
Final repayments (29,809) (8,298) (316) (38,423)
As at 31 December 2018 309,989 22,126 684 332,799

Provision

on loan commitments and financial guarantees (audited)
Stage 1 Stage 2 Stage 3 Total
£m £m £m £m
As at 1 January 2018 133 259 28 420
Net transfers between stages 42 (43) 1 -
Business activity in the year 18 - - 18
Net remeasurement

and movement due

to exposure and risk
parameter changes
(79) (22) 44 (57)
Final repayments (15) (44) (51) (110)
As at 31 December 2018 99 150 22 271

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Stage

2 decomposition

Loans and advances at amortised cost
a
2019 2018
Gross exposure
Impairment
allowance Gross exposure
Impairment
allowance
As at 31 December
£m

£m
£m

£m
Quantitative test 24,034 2,059 30,665 2,506
Qualitative test 12,733 278 12,206 183
30 days past due backstop 1,467 36 576 26
Total Stage 2 38,234 2,373 43,447 2,715

Note
a

Where balances satisfy

more than one of the

above three criteria

for determining a significant

increase in credit risk,

the corresponding gross exposure

and ECL has been assigned
in order of categories

presented.

Stage 2 exposures are predominantly

identified using quantitative

tests where the lifetime PD has deteriorated

more than a pre-

determined amount
since origination. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test. Qualitative tests predominantly

include £9.3bn

in Barclays UK of which £7.4bn

relates to

UK Home Finance, £1.1bn

relates to
Business Banking and £0.4bn

relates to

Barclaycard

UK. A further £3.4bn

relates to

Barclays International of which £1.7bn

relates to

Corporate

and
Investment Bank, £0.9bn

relates to Barclaycard

International and £0.7bn

relates to

Private Bank.

A small number of other

accounts (2% of impairment allowances and 4% of gross exposure)

are included in Stage 2. These accounts are not
otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage

triggered

by these backstop criteria
is a measure of the effectiveness of the

Stage 2 criteria in identifying deterioration prior to delinquency

.

These balances include items in the
Corporate

and Investment Bank for reasons

such as outstanding interest and fees rather than principal balances.
For further

detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 7 on page
225

.

Stage

3 decomposition

Loans and advances at amortised cost
2019 2018
Gross exposure
Impairment
allowance Gross exposure
Impairment
allowance
As at 31 December
£m

£m
£m

£m
Exposures not charged

-off including within cure period
a
3,540 857 4,589 916
Exposures individually assessed or in recovery

book
b
4,383 2,371 3,914 2,451
Total Stage 3 7,923 3,228 8,503 3,367

Notes
a

Includes

£2.5bn of gross exposure

in a cure

period that must remain

in Stage 3 for a minimum of 12 months before moving to Stage

2.
b

Exposures

individually

assessed or in recovery

book

cannot cure

out of Stage 3.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

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
Total management

adjustments to impairment allowance are presented b

y

product

below.

Management adjustments to models for impairment

(audited)
a
2019 2018
Management
adjustments

to
impairment
allowances
Proportion

of
total impairment
allowances
Management
adjustments

to
impairment
allowances
Proportion of total
impairment
allowances
As at 31 December
£m % £m %
Home loans 57 13.2 59 12.7
Credit cards, unsecured

loans and other retail lending
308 6.3 385 7.2
Wholesale loans (25) (2.5) (6) (0.6)
Total 340 5.4 438 6.5

Note
a

Positive values

relate to an increase

in impairment

allowance.
Home loans:

The low average LTV

nature of the UK Home Loans portfolio means that modelled ECL estimates are low in all but the most severe economic scenarios. An adjustment is held to maintain an appropriate level of ECL.
Credit cards, unsecured loans

and other retail lending:

Management adjustments primarily relate to UK Cards where model adjustments have
been made to maintain adequacy

of Loss Given Default and Probability of Default estimates.
Following recent

portfolio analysis and industry benchmarking,

releases were applied to the

UK cards and US card

s

portfolios

to account for
changes in the modelled lifetime of credit cards in

Stage 2.

These adjustments will be removed

once updates to the model have been incorporated

.
A £100m

ECL adjustment

is held in UK Cards for the anticipated impact of

economic uncertainty in the UK, first taken in December

2018

and
retained as at 2019

year-end.
Wholesale loans:
Adjustments include a release in Investment Bank to reduce

inappropriate

ECL sensitivity

to a macroeconomic

variable and model
adjustments in Corporate

and Investment Bank related to Probability of Default at origination and Loss Given Default floors.
A £50m ECL adjustment is held in Corporate and Investment

Bank for the anticipated impact of economic

uncertainty in the UK, first taken in
December 2018

and retained as at

2019

year-end.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Measurement

uncertainty

and sensitivity

analysis

The measurement of ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic

scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk.

The Group

uses a

five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury
(short and medium term forecasts)

,

Bloomberg

(based on median of economic forecasts) and the Urban

Land Institute (for US House Prices),
which forms the Baseline scenario. In addition, two adverse scenarios

(Downside 1 and Downside

2) and two favourable

scenarios (Upside 1 and
Upside 2) are derived, with associated probability

weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests,
whilst also considering IFRS 9 specific sensitivities and non

-linearity. Downside 2 is benchmarked

to the Bank of England’s annual cyclical

scenarios
and to the most severe scenario from Moody’s inventory,

but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable

benchmark

scenarios. All

scenarios are regenerated
at a minimum annually. The scenarios include

eight economic variables, (GDP,

unemployment,

House Price Index (HPI)

and base rates

in both the
UK and US markets), and expanded

variables using statistical

models based on

historical correlations. The upside and downside shocks are
designed to evolve over

a five-year stress horizon,

with all five scenarios converging

to a steady

state after approximately eight years.

Scenario weights (audited)

The methodology

for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US
macroeconomic

variables against the

forecast paths of the five scenarios. The methodology

works such that the Baseline (reflecting current
consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from

the Baseline;

the
further from

the Baseline,

the smaller the weight. This is

reflected in the table below where the probability weights of the scenarios as of 31
December 2019

are shown. A single set

of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The
same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays internal planning purposes.

The
impacts across the portfolios are different

because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example,
mortgages are highly sensitive to house prices and base ra

tes, credit cards and unsecured

consumer loans are highly sensitive to unemployment.

The tables below show the macroeconomic

variables for each scenario and their respective scenario weights. Macroeconomic variables are
presented using the most relevant basis for each variable.

5-year average

tables and movement over time graphs provide

additional transparency.

Scenario probability

weighting (audited)
Upside 2 Upside 1 Baseline
Downside

1
Downside

2

%

%

%

%

%
As at 31 December 2019
Scenario probability weighting 10.1 23.1 40.8 22.7 3.3
As at 31 December 2018
Scenario probability weighting 9.0 24.0 41.0 23.0 3.0

The weights of Upside 2 and Downside

2 have increased slightly reflecting the small decrease in dispersion in the scenarios. The impact on

ECL is
immaterial.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Macroeconomic variables

used in the calculation of ECL

(specific bases)
a

(audited)
Upside 2 Upside 1 Baseline
Downside

1
Downside

2

%

%

%

%

%
As at 31 December 2019
UK GDP
b
4.2 2.9 1.6 0.2 (4.7)
UK unemployment
c
3.4 3.8 4.2 5.7 8.7
UK HPI
d
46.0 32.0 3.1 (8.2) (32.4)
UK bank rate
c
0.5 0.5 0.7 2.8 4.0
US GDP
b
4.2 3.3 1.9 0.4 (3.4)
US unemployment
c
3.0 3.5 3.9 5.3 8.5
US HPI
d
37.1 23.3 3.0 0.5 (19.8)
US federal funds rate
c
1.5 1.5 1.7 3.0 3.5
As at 31 December 2018
UK GDP
b
4.5 3.1 1.7 0.3 (4.1)
UK unemployment
c
3.4 3.9 4.3 5.7 8.8
UK HPI
d
46.4 32.6 3.2 (0.5) (32.1)
UK bank rate
c
0.8 0.8 1.0 2.5 4.0
US GDP
b
4.8 3.7 2.1 0.4 (3.3)
US unemployment
c
3.0 3.4 3.7 5.2 8.4
US HPI
d
36.9 30.2 4.1 - (17.4)
US federal funds rate
c
2.3 2.3 2.7 3.0 3.5

Macroeconomic variables

used in the calculation of ECL

(5-year averages)
a

(audited)
Upside 2 Upside 1 Baseline
Downside

1
Downside

2

%

%

%

%

%
As at 31 December 2019
UK GDP 3.2 2.4 1.6 0.8 (0.7)
UK unemployment 3.5 3.9 4.2 5.4 7.7
UK HPI 7.9 5.7 3.1 (1.1) (6.5)
UK bank rate 0.5 0.5 0.7 2.5 3.7
US GDP 3.5 2.8 1.9 1.0 (0.5)
US unemployment 3.1 3.6 3.9 5.0 7.5
US HPI 6.5 4.3 3.0 1.3 (3.7)
US federal funds rate 1.6 1.7 1.7 2.9 3.4
As at 31 December 2018
UK GDP 3.4 2.6 1.7 0.9 (0.6)
UK unemployment 3.7 4.0 4.3 5.1 7.9
UK HPI 7.9 5.8 3.2 0.9 (6.4)
UK bank rate 0.8 0.8 1.0 2.3 3.7
US GDP 3.7 3.0 2.1 1.1 (0.5)
US unemployment 3.1 3.5 3.7 4.7 7.4
US HPI 6.5 5.4 4.1 2.4 (2.6)
US federal funds rate 2.3 2.3 2.7 3.0 3.4

Notes

a

UK GDP

= Real

GDP growth

seasonally

adjusted;

UK unemployment

= UK unemployment

rate 16-year+; UK HPI = Halifax

All Houses,

All Buyers

Index; US GDP = Real GDP growth
seasonally adjusted;

US unemployment

= US civilian unemployment

rate 16-year+; US HPI = FHFA house

price index.
b

Highest

annual

growth in Upside

scenarios; 5-year average in Baseline;

lowest annual growth in

Downside scenarios.
c

Lowest yearly average

in Upside

scenarios;

5-year average in Baseline;

highest yearly average

in Downside scenarios.
d

Cumulative

growth (trough-to-peak) in

Upside

scenarios;

5-year average in Baseline;

cumulative fall (peak

-to-trough) in Downside

scenarios.

Over the year,

the macroeconomic

baseline variables have worsened in the US, in part due to the trade dispute with China. Baseline expectations for the US federal funds rate have also moved

lower from

2.7% to 1.7% averaged

over the first five years.

Macroeconomic

baseline variables in

the UK
have remained

fairly flat with a small decrease in bank rates driven

by market expectations of lower interest rates in the

next few years. The other
scenarios are generally unchanged

from 2018,

with the exception of UK HPI in the Downside 1 scenario where the cumulative fall in house prices now represents a more

severe fall of 8.2% versus 0.5% in 2018.

UK GDP

%

5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
2016
2018
2020
2022
2024
2026
2028
Downside 2
Downside 1
Baseline
Upside 1
Upside 2

UK unemployment rate
%
10
9
8
7
6
5
4
3
2
1
0
2016
2018
2020
2022
2024
2026
2028
Downside 2
Downside 1
Baseline
Upside 1
Upside 2

US GDP
%
5
4
3
2
1
0
-1
-2
-3
-4
-5
2016
2018
2020
2022
2024
2026
2028
Downside 2
Downside 1
Baseline
Upside 1
Upside 2

US unemployment rate
%
9
8
7
6
5
4
3
2
1
0
2016
2018
2020
2022
2024
2026
2028
Downside 2
Downside 1
Baseline
Upside 1
Upside 2

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

The graphs below

plot the historical data for GDP growth rate and unemployment rate in the UK and US as

well as the forecasted data under

each
of the five scenarios.

ECL under 100% weighted scenarios

for modelled portfolios

(audited)
The table below shows the ECL assuming scenarios have been

100%

weighted. Model exposures are allocated to a stage based on the individual scenario rather than through

a probability-weighted

approach as required for Barclays reported

impairment allowances. As

a result, it is not
possible to back solve to the final reported

weighted ECL from the individual scenarios as

a balance may be assigned

to a different stage dependen

t
on the scenario. Model exposure uses exposure

at default (EAD) values and is not directly comparable

to gross exposure used in prior

disclosures.
For Credit cards, unsecured

loans and other retail lending, an average EAD measure is used (12 month or lifetime, depending

on stage allocation in
each scenario). Therefore,

the model exposure movement

into Stage 2 is

higher than the corresponding

Stage 1 reduction.
All ECL using a Model is included, with the exception of Treasury assets (£9m of ECL),

providing

additional coverage

as compared to the 2018

year-
end disclosure.

Non-modelled

exposures and management

adjustments are excluded. Management adjustments can be found on page 120

.

The
prior year

comparative includ

es key principal portfolios amounting to circa

80% of total impairment allowance.
Model Exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable

evidence of default as
at 31 December

2019

and not on macroeconomic scenarios.
The Downside 2 scenario represents a severe global recession with substantial falls in both UK and US GDP.

Unemployment

in both markets rises
towards 9% and there are

substantial falls in asset prices including h

ousing.
Under the Downside 2

scenario, model exposure

moves between stages as

the economic

environment

weakens. This can be seen

in the movement
of £29bn

of model exposure into Stage 2 between the Weighted and Downside

2 scenario. ECL increases in Stage 2 predominantly due to
unsecured

portfolios as economic conditions deteriorate.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Scenarios
As at 31 December 2019
Weighted Upside 2 Upside 1 Baseline
Downside

1
Downside

2
Stage 1 Model Exposure (£m)
Home loans 137,929 139,574 138,992 138,249 136,454 132,505
Credit cards, unsecured

loans and other retail lending
68,619 69,190 69,012 68,388 68,309 67,015
Wholesale loans 160,544 162,717 162,058 161,111 157,720 143,323
Stage 1 Model ECL (£m)
Home loans 6 4 5 5 7 19
Credit cards, unsecured

loans and other retail lending
505 490 495 495 511 528
Wholesale loans 209 162 174 188 271 297
Stage 1 Coverage (%)
Home loans - - - - - -
Credit cards, unsecured

loans and other retail lending
0.7 0.7 0.7 0.7 0.7 0.8
Wholesale loans 0.1 0.1 0.1 0.1 0.2 0.2
Stage 2 Model Exposure (£m)
Home loans 16,889 15,245 15,826 16,570 18,364 22,314
Credit cards, unsecured

loans and other retail lending
13,406 11,449 12,108 13,075 15,663 19,615
Wholesale loans 15,947 13,773 14,433 15,380 18,770 33,168
Stage 2 Model ECL (£m)
Home loans 41 33 34 36 47 170
Credit cards, unsecured

loans and other retail lending
1,844 1,412 1,562 1,771 2,384 4,285
Wholesale loans 414 285 323 374 579 1,427
Stage 2 Coverage (%)
Home loans 0.2 0.2 0.2 0.2 0.3 0.8
Credit cards, unsecured

loans and other retail lending
13.8 12.3 12.9 13.5 15.2 21.8
Wholesale loans 2.6 2.1 2.2 2.4 3.1 4.3
Stage 3 Model Exposure (£m)
Home loans 1,670 1,670 1,670 1,670 1,670 1,670
Credit cards, unsecured

loans and other retail lending
3,008 3,008 3,008 3,008 3,008 3,008
Wholesale loans
a
1,489 1,489 1,489 1,489 1,489 1,489
Stage 3 Model ECL (£m)
Home loans 268 262 264 266 272 316
Credit cards, unsecured

loans and other retail lending
2,198 2,154 2,174 2,195 2,235 2,292
Wholesale loans
a
118 111 114 117 127 128
Stage 3 Coverage (%)
Home loans 16.0 15.7 15.8 15.9 16.3 18.9
Credit cards, unsecured

loans and other retail lending
73.1 71.6 72.3 73.0 74.3 76.2
Wholesale loans
a
7.9 7.4 7.6 7.9 8.5 8.6
Total Model ECL (£m)
Home loans 315 299 303 307 326 505
Credit cards, unsecured

loans and other retail lending
4,547 4,056 4,231 4,461 5,130 7,105
Wholesale loans
a
741 558 611 679 977 1,852

Note
a

Material wholesale loan

defaults

are individually

assessed across different

recovery strategies.

As a result, ECL of £419m is

reported

as non-modelled in

the table below.

Reconciliation to total ECL
£m
Total model

ECL
5,603
ECL from non

-modelled, individually assessed,

and other
adjustments
687
ECL from management adjustments 340
Total ECL
6,630

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

The total weighted ECL represents a 3% uplift from the Baseline ECL, largely driven by credit card losses which have

more linear loss profiles than
UK home loans and wholesale loan positions.

Home loans:

Total weighted

ECL of £315m

represents a 2% increase over the Baseline ECL (£307m),

and coverage ratios remain steady across the
Upside scenarios, Baseline and Downside

1 scenario. However,

total ECL increases in the Downside 2 scenario to £506m, driven by a significant fall
in UK HPI (32.4%)

reflecting the non-linearity of the UK portfolio.

Credit cards, unsecured loans

and other retail lending:

Total weighted ECL of £4,547m

represents a 2% increase over the Baseline ECL (£4,461m)
reflecting the range

of economic scenarios used, mainly impacted by Unemployment.

Total ECL increases to £7,105m

under the Downside 2
scenario, mainly driven

by Stage 2, where coverage

rates increase to 21.8% from a weighted scenario approach

of 13.8

%

and circa £6bn increase
in model exposure that meets the Significant Increase

in Credit Risk criteria and transitions from Stage 1 to Stage 2.

Wholesale loans:

Total weighted ECL of £741m

represents a 9% increase over the Baseline ECL (£679m)

reflecting the range of economic
scenarios used, with exposures in the Investment Bank particularly sensitive to the Downside 2 scenario.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Scenarios
As at 31 December 2018
Weighted
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
Stage 1 Gross Exposure (£m)
Home loans 115,573 116,814 116,402 115,924 114,858 109,305
Credit cards, unsecured

loans and other retail lending
30,494 32,104 31,082 30,536 29,846 24,884
Wholesale loans 80,835 81,346 81,180 80,941 80,517 73,715
Stage 1 ECL (£m)
Home loans 1 - - - 1 9
Credit cards, unsecured

loans and other retail lending
355 304 343 351 365 388
Wholesale loans 175 161 163 162 203 242
Stage 1 Coverage (%)
Home loans - - - - - -
Credit cards, unsecured

loans and other retail lending
1.2 0.9 1.1 1.1 1.2 1.6
Wholesale loans 0.2 0.2 0.2 0.2 0.3 0.3
Stage 2 Gross Exposure (£m)
Home loans 17,455 16,214 16,627 17,105 18,170 23,724
Credit cards, unsecured

loans and other retail lending
10,943 9,334 10,355 10,902 11,591 16,553
Wholesale loans 11,377 10,866 11,031 11,271 11,694 18,496
Stage 2 ECL (£m)
Home loans 7 1 1 3 7 172
Credit cards, unsecured

loans and other retail lending
2,013 1,569 1,779 1,969 2,331 4,366
Wholesale loans 323 277 290 302 397 813
Stage 2 Coverage (%)
Home loans - - - - - 0.7
Credit cards, unsecured

loans and other retail lending
18.4 16.8 17.2 18.1 20.1 26.4
Wholesale loans 2.8 2.5 2.6 2.7 3.4 4.4
Stage 3 Gross Exposure (£m)
Home loans 1,104 1,104 1,104 1,104 1,104 1,104
Credit cards, unsecured

loans and other retail lending
2,999 2,999 2,999 2,999 2,999 2,999
Wholesale loans
a
1,165 n/a n/a 1,165 n/a n/a
Stage 3 ECL (£m)
Home loans 6 3 4 5 7 27
Credit cards, unsecured

loans and other retail lending
2,200 2,154 2,174 2,199 2,234 2,297
Wholesale loans
a
333 n/a n/a 323 n/a n/a
Stage 3 Coverage (%)
Home loans 0.5 0.3 0.4 0.5 0.7 2.4
Credit cards, unsecured

loans and other retail lending
73.4 71.8 72.5 73.3 74.5 76.6
Wholesale loans
a
28.6 n/a n/a 27.7 n/a n/a
Total ECL (£m)
Home loans 14 4 5 8 15 208
Credit cards, unsecured

loans and other retail lending
4,568 4,027 4,296 4,519 4,930 7,051
Wholesale loans
a
831 n/a n/a 787 n/a n/a

Note
a

Material corporate loan

defaults

are individually

assessed across different

recovery strategies

which are

impacted by the macroeconomic variables. As

a result,

only the Baseline
scenario is

shown together

with the

weighted estimate

which reflects alternative

recovery paths.

Staging sensitivity

(audited)
An increase of 1% (£3,454m)

of total

gross exposure

into Stage 2 (from Stage 1), would result in an increase in ECL impairment allowance of
£207m

based on applying the difference

in Stage 2 and Stage

1 average impairment

coverage

ratios to the

movement in gross exposure

(refer to
Loans and advances at amortised cost by product

on page 114).

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Analysis of

the concentration

of credit

risk
A concentration of credit risk exists when a number

of counterparties are located in a common geographical

region or are engaged in similar
activities and have similar economic

characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or

other conditions. The Group

implements limits

on concentrations in order

to mitigate

the risk. The analyses of credit risk
concentrations presented

below are based on the location of the counterparty

or customer or

the industry in which they are engaged. Further detail
on the Group

policies with

regard

to managing concentration

risk is

presented on page

159

of Barclays PLC Pillar 3 Report 2019

(unaudited).

Geographic concentrations
As at 31 December

2019

,

the geographic concentration of the Group’s

assets

remained broadly

consistent with

2018

.

Exposure is concentrated in
the UK 40% (2018:

41

%), in the

Americas 34% (2018:

34%) and Europe 20% (2018

:

21%).

Credit risk concentrations by geography (audited)
United
Kingdom Americas Europe Asia
Africa and
Middle East Total
£m £m £m £m £m £m
As at 31 December 2019
On-balance sheet:
Cash and balances at central banks
51,477 28,273 54,632 15,130 746 150,258
Cash collateral and settlement balances
27,431 23,595 26,008 5,385 837 83,256
Loans and advances at amortised cost
257,459 46,569 25,599 6,275 3,213 339,115
Reverse repurchase

agreements and other similar secured lending
1,005 15 1,056 470 833 3,379
Trading

portfolio assets
11,550 27,621 13,397 4,786 763 58,117
Financial assets at fair value through

the income statement
29,001 70,849 11,286 12,534 1,921 125,591
Derivative financial instruments
69,844 63,344 83,165 11,189 1,694 229,236
Financial assets at fair value through

other comprehensive income
9,444 23,052 24,443 7,665 123 64,727
Other assets
1,170 126 79 - - 1,375
Total on-balance sheet
458,595 283,267 239,628 63,434 10,130 1,055,054
Off-balance sheet:
Contingent liabilities
7,539 10,839 3,862 1,562 726 24,528
Loan commitments
105,350 188,108 36,033 3,166 1,797 334,454
Total off-balance sheet
112,889 198,947 39,895 4,728 2,523 358,982
Total
571,484 482,214 279,523 68,162 12,653 1,414,036
As at 31 December 2018
On-balance sheet:
Cash and balances at central banks 64,343 36,045 66,887 9,076 718 177,069
Cash collateral and settlement balances 27,418 22,184 22,316 4,928 376 77,222
Loans and advances at amortised cost 240,116 49,592 27,913 5,371 3,414 326,406
Reverse repurchase

agreements and other similar secured lending
724 68 113 83 1,320 2,308
Trading

portfolio assets
12,444 34,369 13,375 3,616 713 64,517
Financial assets at fair value through

the income statement
33,842 73,489 20,984 13,556 1,758 143,629
Derivative financial instruments 69,798 58,699 80,003 12,172 1,866 222,538
Financial investments - debt securities 11,494 13,953 23,298 2,786 163 51,694
Other assets 780 100 125

-

1 1,006
Total on-balance sheet 460,959 288,499 255,014 51,588 10,329 1,066,389
Off-balance sheet:
Contingent liabilities 5,910 8,996 3,572 1,289 536 20,303
Loan commitments 108,506 175,995 34,524 3,346 1,852 324,223
Total off-balance sheet 114,416 184,991 38,096 4,635 2,388 344,526
Total 575,375 473,490 293,110 56,223 12,717 1,410,915

Industry concentrations
The concentration

of the Group’s assets by industry remained broadly

consistent year on year. As at 31 December

2019

,

total assets

concentrated
in banks and other financial institutions was 36%

(2018

:

36%), predominantly within derivative financial

instruments. The proportion

of the overall
balance concentrated

in governments and

central banks was 19% (2018

:

20%), cards, unsecured loans and other

personal lending was 13%
(2018

:

13%) and

in home loans remained stable at

12

%

(2018

:

11%).

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Credit risk concentrations by industry (audited)
Banks
Other
financial
insti-
tutions
Manu-
facturing
Const

-
ruction
and

property
Govern-
ment and
central
bank
Energy
and
water
Whole-
sale
and retail
distri-
bution

and
leisure
Business
and other
services
Home
loans
Cards,

unsecured
loans and

other
personal

lending Other Total
£m £m £m £m £m £m £m £m £m £m £m £m
As at 31 December 2019
On-balance sheet:
Cash and balances at
central banks
7 73 - - 150,178 - - - - - - 150,258
Cash collateral and
settlement balances

16,599 55,262 516 64 9,251 536 51 642 - - 335 83,256
Loans and advances at
amortised cost
8,788 20,473 8,323 24,403 23,847 5,346 10,031 17,125 154,479 55,232 11,068 339,115
Reverse repurchase
agreements and other
similar secured lending
1,172 2,134 - - 73 - - - - - - 3,379
Trading

portfolio assets
2,872 9,049 2,787 1,053 33,092 2,996 842 3,158 - - 2,268 58,117
Financial assets at fair
value through

the income
statement
10,747 97,849 634 6,909 5,353 45

-

3,569 358

-

127 125,591
Derivative financial
instruments
125,323 83,285 2,049 2,273 7,811 3,077 562 1,520 - 2 3,334 229,236
Financial assets at fair
value through

other
comprehensive

income
18,596 4,370 - 286 40,763 - - 430 - - 282 64,727
Other assets
897 322 1 5 2 7 2 109 - 18 12 1,375
Total on-balance sheet 185,001 272,817 14,310 34,993 270,370 12,007 11,488 26,553 154,837 55,252 17,426 1,055,054
Off-balance sheet:
Contingent liabilities 1,250 8,043 3,549 703 1,981 3,318 1,072 2,831 - 109 1,671 24,527
Loan commitments 1,909 47,815 42,148 14,358 1,704 29,877 14,711 22,932 10,060 124,841 24,100 334,455
Total off-balance sheet 3,159 55,858 45,697 15,061 3,685 33,195 15,783 25,763 10,060 124,950 25,771 358,982
Total 188,160 328,675 60,007 50,054 274,055 45,202 27,271 52,316 164,897 180,202 43,197 1,414,036
As at 31 December 2018
On-balance sheet:
Cash and balances at
central banks
-

-

-

-

177,069
-

-

-

-

-

-

177,069
Cash collateral and
settlement balances 17,341 48,398 498 75 9,235 386 223 717
-

-

349 77,222
Loans and advances at
amortised cost 9,478 18,653 8,775 23,565 12,764 5,515 11,609 19,716 150,284 55,298 10,749 326,406
Reverse repurchase
agreements and other
similar secured lending 1,368 865
-

37 38
-

-

-

-

-

-

2,308
Trading

portfolio assets
3,500 9,550 3,825 897 34,968 4,202 1,202 3,481
-

-

2,892 64,517
Financial assets at fair
value through

the income
statement 30,374 96,378
-

8,914 5,331 32 13 2,178 405
-

4 143,629
Derivative financial
instruments 123,769 80,376 2,390 1,993 5,987 2,791 486 2,004
-

-

2,742 222,538
Financial investments -
debt securities 12,135 2,250
-

200 36,973
-

-

136
-

-

-

51,694
Other assets 580 426
-

-

-

-

-

-

-

-

-

1,006
Total on-balance sheet 198,545 256,896 15,488 35,681 282,365 12,926 13,533 28,232 150,689 55,298 16,736 1,066,389
Off-balance sheet:
Contingent liabilities 939 3,840 3,470 626 1,890 3,491 952 3,455
-

116 1,524 20,303
Loan commitments 1,267 42,890 39,978 14,362 1,629 26,519 14,566 22,142 8,900 126,640 25,330 324,223
Total off-balance sheet 2,206 46,730 43,448 14,988 3,519 30,010 15,518 25,597 8,900 126,756 26,854 344,526
Total 200,751 303,626 58,936 50,669 285,884 42,936 29,051 53,829 159,589 182,054 43,590 1,410,915

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

The approach

to

management and

representation

of credit

quality
Asset credit quality

The credit quality distribution is based on the IFRS 9 12

-month probability of default (PD) at the reporting date to ensure comparability with other
ECL disclosures on pages 112

to 119.
The following internal measures are used

to determine credit quality for loans:
Default Grade
Retail and Wholesale

lending
Probability

of default
Credit Quality Description
1-3
0.0 to <0.05% Strong
4-5

0.05 to <0.15%
6-8

0.15

to <0.30%
9-11

0.30 to <0.60%
12

-14
0.60 to <2.15% Satisfactory
15

-19
19

2.15

to <10%
10 to <11.35%
20-

21
11.35

to <100

%
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
Loans that are past due are monitore

d

closely, with impairment allowances raised as appropriate

and in line with the Group’s impairment policies.

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

Balance sheet credit quality
The following tables present the credit quality of the

Group

’s assets

exposed to credit risk.
Overview
As at 31 December

2019,

the ratio of the Group’s on-balance

sheet assets

classified as strong (0.0 to <0.60%)

remained stable at 86%

(2018:

86%)
of total assets exposed to credit risk.
Further analysis of debt securities by issuer and issuer type and netting and collateral arrangements on

derivative financial instruments is presented
on pages 138

and 139

respectively.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Balance sheet credit quality (audited)
PD range
Total
PD range
Total
0.0 to
<0.60%
0.60 to
<11.35%
11.35

to
100%
0.0 to
<0.60%
0.60 to
<11.35%
11.35

to
100%
£m £m £m £m % % % %
As at 31 December 2019
Cash and balances at central banks 150,258 - - 150,258 100 - - 100
Cash collateral and settlement balances 73,122 10,134 - 83,256 88 12 - 100
Loans and advances at amortised cost:
Home loans 146,269 5,775 2,435 154,479 94 4 2 100
Credit cards, unsecured

and other retail
lending 20,750 31,425 3,121 55,296 38 56 6 100
Wholesale loans 97,854 28,150 3,336 129,340 75 22 3 100
Total loans and advances at amortised cost 264,873 65,350 8,892 339,115 78 19 3 100
Reverse repurchase agreements and other
similar

secured lending
3,290 89 - 3,379 97 3 - 100
Trading portfolio

assets:
Debt securities 49,117 3,479 143 52,739 93 7 - 100
Traded

loans
864 3,219 1,295 5,378 16 60 24 100
Total trading portfolio assets 49,981 6,698 1,438 58,117 86 12 2 100
Financial assets at fair value through the
income statement:
Loans and advances 14,467 7,993 232 22,692 64 35 1 100
Debt securities 4,806 413 30 5,249 91 8 1 100
Reverse repurchase

agreements
62,475 34,232 180 96,887 65 35 - 100
Other financial assets 757 6 - 763 99 1 - 100
Total financial assets at fair value through the
income statement 82,505 42,644 442 125,591 66 34 - 100
Derivative financial instruments 216,103 13,012 121 229,236 94 6 - 100
Financial assets at fair value through other
comprehensive income 64,727 - - 64,727 100 - - 100
Other assets 1,242 133 - 1,375 90 10 - 100
Total on-balance sheet 906,101 138,060 10,893 1,055,054 86 13 1 100
As at 31 December 2018
Cash and balances at central banks 177,069 - - 177,069 100 - - 100
Cash collateral and settlement balances 70,455 6,763 4 77,222 91 9 - 100
Loans and advances at amortised cost:
Home loans 137,449 9,701 3,134 150,284 92 6 2 100
Credit cards, unsecured

and other retail
lending 21,786 31,664 2,981 56,431 39 56 5 100
Wholesale loans 86,271 30,108 3,312 119,691 72 25 3 100
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
income statement:
Loans and advances 13,177 6,295 52 19,524 68 32 - 100
Debt securities 4,380 81 61 4,522 97 2 1 100
Reverse repurchase

agreements
85,887 31,813 1,341 119,041 72 27 1 100
Other financial assets 524 18 - 542 97 3 - 100
Total financial assets at fair value through the
income statement 103,968 38,207 1,454 143,629 72 27 1 100
Derivative financial instruments 211,695 10,791 52 222,538 95 5 - 100
Financial assets at fair value through other
comprehensive income 51,546 148 - 51,694 100 - - 100
Other assets 723 283 - 1,006 72 28 - 100
Total on-balance sheet 916,581 137,475 12,333 1,066,389 86 13 1 100

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Credit exposures by internal PD grade
The below tables represents credit risk

profile by PD grade

for loans and advances at amortised cost, contingent liabilities and loan commitments.

Stage 1 higher risk assets, presented gross of associated collateral held,

are of weaker credit quality but have not significantly deteriorated since
origination. Examples would include leveraged

corporate

loans or non-

prime credit

cards.

IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a Significant
Increase in Credit Risk (see Note 7 on page 225

), including relative movement in probability

of default since

initial recognition.

There is therefore no
direct relationship between credit quality and

IFRS 9 stage classification.

Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
Gross carrying amount Allowance for ECL
Net
exposure
Coverage
ratio
Grading
PD range
Credit quality
description
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
% £m £m £m £m £m £m £m £m £m %
As at 31 December 2019
1-3 0.0 to <0.05% Strong
91,993 1,615 - 93,608 13 13 - 26 93,582
-
4-5 0.05 to <0.15% Strong
92,668 7,704 - 100,372 12 12 - 24 100,348
-
6-8
0.15

to <0.30%
Strong
29,187 4,444 - 33,631 23 5 - 28 33,603
0.1
9-11 0.30 to <0.60% Strong
34,515 2,932 - 37,447 91 16 - 107 37,340
0.3
12

-14
0.60 to <2.15% Satisfactory
35,690 4,341 - 40,031 210 187 - 397 39,634
1.0
15

-19
2.15

to <10%
Satisfactory
9,041 9,190 - 18,231 232 981 - 1,213 17,018
6.7
19 10 to <11.35% Satisfactory
5,235 3,629 - 8,864 62 104 - 166 8,698
1.9
20-

21
11.35

to <100%
Higher Risk
937 4,379 - 5,316 64 1,055 - 1,119 4,197
21.0
22 100% Credit Impaired
- - 7,923 7,923 - - 3,228 3,228 4,695
40.7
Total 299,266 38,234 7,923 345,423 707 2,373 3,228 6,308 339,115 1.8
As at 31 December 2018
1-3 0.0 to <0.05% Strong
69,216 1,413 - 70,629 26 21 - 47 70,582
0.1
4-5 0.05 to <0.15% Strong
72,460 3,142 - 75,602 6 13 - 19 75,583
-
6-8
0.15

to <0.30%
Strong
47,172 4,728 - 51,900 37 13 - 50 51,850
0.1
9-11 0.30 to <0.60% Strong
43,315 4,273 - 47,588 77 20 - 97 47,491
0.2
12

-14
0.60 to <2.15% Satisfactory
38,831 9,561 - 48,392 255 339 - 594 47,798
1.2
15

-19
2.15

to <10%
Satisfactory
6,920 8,806 - 15,726 202 992 - 1,194 14,532
7.6
19 10 to <11.35% Satisfactory
2,979 6,401 - 9,380 51 186 - 237 9,143
2.5
20-

21
11.35

to <100%
Higher Risk
333 5,123 - 5,456 34 1,131 - 1,165 4,291
21.4
22 100% Credit Impaired
- - 8,503 8,503 - - 3,367 3,367 5,136
39.6
Total 281,226 43,447 8,503 333,176 688 2,715 3,367 6,770 326,406 2.0

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Credit risk profile by internal PD grade for contingent liabilities

(audited)
a
Gross carrying amount Allowance for ECL
Net
exposure
Coverage
ratio
Grading
PD range
Credit quality
description
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
% £m £m £m £m £m £m £m £m £m %
As at 31 December 2019
1-3 0.0 to <0.05% Strong
6,947 118 - 7,065 3 - - 3 7,062
-
4-5 0.05 to <0.15% Strong
4,199 40 - 4,239 1 - - 1 4,238
-
6-8
0.15

to <0.30%
Strong
2,953 103 - 3,056 1 - - 1 3,055
-
9-11 0.30 to <0.60% Strong
4,551 136 - 4,687 2 2 - 4 4,683
0.1
12

-14
0.60 to <2.15% Satisfactory
2,529 654 - 3,183 7 8 - 15 3,168
0.5
15

-19
2.15

to <10%
Satisfactory
663 244 - 907 4 8 - 12 895
1.3
19 10 to <11.35% Satisfactory
421 172 - 593 9 9 - 18 575
3.0
20-

21
11.35

to <100%
Higher Risk
117 282 - 399 - 30 - 30 369
7.5
22 100% Credit Impaired
- - 355 355 - - 5 5 350
1.4
Total 22,380 1,749 355 24,484 27 57 5 89
24,395
0.4
As at 31 December 2018
1-3 0.0 to <0.05% Strong
6,674 37 - 6,711 3 - - 3 6,708
-
4-5 0.05 to <0.15% Strong
3,687 129 - 3,816 1 - - 1 3,815
-
6-8
0.15

to <0.30%
Strong
1,433 55 - 1,488 1 - - 1 1,487
0.1
9-11 0.30 to <0.60% Strong
3,206 222 - 3,428 1 3 - 4 3,424
0.1
12

-14
0.60 to <2.15% Satisfactory
2,543 509 - 3,052 3 6 - 9 3,043
0.3
15

-19
2.15

to <10%
Satisfactory
464 252 - 716 1 3 - 4 712
0.6
19 10 to <11.35% Satisfactory
534 203 - 737 6 5 - 11 726
1.5
20-

21
11.35

to <100%
Higher Risk
49 228 - 277 - 10 - 10 267
3.6
22 100% Credit Impaired
- - 74 74 - - 2 2 72
2.7
Total 18,590 1,635 74 20,299 16 27 2 45
20,254
0.2

Credit risk profile by internal PD grade for loan commitments (audited)
a
Gross carrying amount Allowance for ECL
Net
exposure
Coverage
ratio
Grading
PD range
Credit quality
description
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
% £m £m £m £m £m £m £m £m £m %
As at 31 December 2019
1-3 0.0 to <0.05% Strong
85,908 1,025 - 86,933 2 1 - 3 86,930
-
4-5 0.05 to <0.15% Strong
70,112 1,889 - 72,001 5 1 - 6 71,995
-
6-8
0.15

to <0.30%
Strong
53,340 1,019 - 54,359 8 1 - 9 54,350
-
9-11 0.30 to <0.60% Strong
44,097 1,592 - 45,689 13 1 - 14 45,675
-
12

-14
0.60 to <2.15% Satisfactory
36,112 3,955 - 40,067 30 26 - 56 40,011
0.1
15

-19
2.15

to <10%
Satisfactory
4,913 3,857 - 8,770 8 55 - 63 8,707
0.7
19 10 to <11.35% Satisfactory
3,662 2,106 - 5,768 4 7 - 11 5,757
0.2
20-

21
11.35

to <100%
Higher Risk
616 1,993 - 2,609 - 21 - 21 2,588
0.8
22 100% Credit Impaired
- - 580 580 - - 50 50 530
8.6
Total 298,760 17,436 580 316,776 70 113 50 233
316,543
0.1
As at 31 December 2018
1-3 0.0 to <0.05% Strong
80,971 1,636 - 82,607 3 2 - 5 82,602
-
4-5 0.05 to <0.15% Strong
54,239 1,498 - 55,737 3 1 - 4 55,733
-
6-8
0.15

to <0.30%
Strong
36,714 823 - 37,537 4 1 - 5 37,532
-
9-11 0.30 to <0.60% Strong
34,587 1,483 - 36,070 11 1 - 12 36,058
-
12

-14
0.60 to <2.15% Satisfactory
62,217 4,142 - 66,359 32 12 - 44 66,315
0.1
15

-19
2.15

to <10%
Satisfactory
20,824 6,645 - 27,469 26 44 - 70 27,399
0.3
19 10 to <11.35% Satisfactory
1,100 1,019 - 2,119 1 24 - 25 2,094
1.2
20-

21
11.35

to <100%
Higher Risk
747 3,245 - 3,992 3 38 - 41 3,951
1.0
22 100% Credit Impaired
- - 610 610 - - 20 20 590
3.3
Total 291,399 20,491 610 312,500 83 123 20 226
312,274
0.1

Note
a

Excludes

loan commitments

and financial

guarantees

of £17.7bn (2018: £11.7bn)

carried at

fair value

.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Analysis of

specific portfolios

and asset

types
This section provides an analysis of principal

portfolios and businesses, in particular,

home loans, credit cards, unsecured

loans and other retail
lending.
Secured home loans
The UK home loans portfolio

comprises first lien

home loans and accounts for 92

%

(2018:

91

%) of the Group’s total

home loan balances.

Home loans principal

portfolios
a
Barclays UK
As at 31 December 2019 2018
Gross loans and advances (£m)
143,259 136,517
90 day arrears

rate, excluding recovery

book (%)
0.2 0.2
Annualised gross charge

-off rates - 180 days past due (%)
0.6 0.7
Recovery

book proportion

of outstanding balances (%)
0.5 0.6
Recovery

book impairment coverage

ratio (%)
5.3 2.9

Note
a

2018

metrics

have been restated

to align with the

current methodology for the classification

of delinquent balances

and the inclusion of past maturity

balances.
Within the UK home loans portfolio:
◾

Gross loans and advances increased

by £6.7bn

(4.9%) following

increases across both Residential

(3.0%) and Buy

to Let (BTL)

(17.6%).

◾

Owner-occupied

interest-only home loans comprised 23.4%

(2018: 26.3%)

of total

balances.
◾

The average balance

weighted LTV

on owner

occupied loans increased to 50.2% (2018:

47.9%)

with average completion LTVs remaining

higher
than for the existing portfolio.
◾

BTL home loans comprised

13.6% (2018:

12.1%) of total balances. The average balance weighted LTV

increased to 56.5% (2018:

55.4%) driven
by average

completion LTVs

remaining higher

than for the existing book.

Home loans principal

portfolios

- distribution of

balances by LTV
a
Distribution

of balances
Distribution

of impairment allowance
Coverage ratio
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Barclays UK
% % % % % % % % % % % %
As at 31 December 2019
<=75%
76.0 10.7 0.7 87.4 4.2 15.4 28.5 48.1 - 0.1 2.2 -
>75% and <=90%
10.4 0.7 - 11.1 2.7 11.5 12.6 26.8 - 0.9 19.7 0.1
>90% and <=100%
1.3 0.1 - 1.4 0.8 2.5 4.9 8.2 - 1.8 54.4 0.3
>100%
0.1 - - 0.1 0.2 4.1 12.6 16.9 0.2 8.7 107.4 9.0
As at 31 December 2018
<=75%
77.9 11.9 0.8 90.6 3.3 26.7 20.9 50.9 - 0.1 1.3 -
>75% and <=90%
8.0 0.6 - 8.6 1.6 11.8 8.7 22.1 - 1.0 12.7 0.1
>90% and <=100%
0.6 0.1 - 0.7 0.3 3.0 4.4 7.7 - 1.7 44.5 0.5
>100%
- 0.1 - 0.1 - 10.0 9.3 19.3 - 5.9 88.5 10.8
Note
a

Portfolio marked to market

based on the

most updated

valuation including recovery book balances. Updated

valuations reflect the application of the

latest HPI available as at 31
December 2019.

Home loans principal

portfolios

- average

LTV
a
Barclays UK
As at 31 December
2019 2018
Overall portfolio LTV(%):
Balance weighted
51.1 48.8
Valuation weighted
37.3 35.8
For >100% LTVs:
Balances (£m)
160 150
Marked to market collateral (£m)
140 132
Average

LTV: balance weighted (%)
133.5 136.3
Average

LTV: valuation weighted (%)
119.7 119.5
Balances in recovery

book (%)
10.0 7.7

Note

a

2018

metrics

have been restated

to align with the

current methodology for the classification

of delinquent balances

and the inclusion of past maturity

balances.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Home loans principal

portfolios

- new lending
Barclays UK
As at 31 December
2019 2018
New bookings (£m) 25,530 23,473
New home loan proportion

above >90% LTV

(%)
4.2 1.8
Average

LTV on new

home loans: balance weighted (%)
67.9 65.4
Average

LTV on new

home loans: valuation weighted (%)
60.0 57.4

The value of new bookings

increased across both the owner

-occupied and BTL portfolios, 9.2% and 6.5% respectively. High LTV lending booked

in
2019

increased driven by

market conditions.

Head Office:
Italian home loans and advances at amortised cost reduced

to £6.0bn (2018:

£7.9bn)

and continue to run-off since new bookings
ceased in 2016.

The portfolio is secured on residential property

with an average balance weighted mark

to market LTV of 64.4%

(2018:

61.8%).

90-
day arrears increased

to 1.8% (2018:

1.4%), a function of the balance reduction

associated with

the sale of £787

m

assets in Q3 2019, gross
charge

-off rates remained stable at 0.8% (2018:

0.8%).

Credit cards, unsecured loans

and other retail lending
The principal portfolios listed below accounted

for 87

%

(2018:

87%) of the Group’s total credit cards, unsecured loans and other retail lending.

Credit cards, unsecured loans and other retail lending

principal

portfolios
Gross loans

and
advances
30 day arrears,
excluding
recovery book
90 day arrears,
excluding
recovery book
Annualised gross
write-off rate
Annualised net
write-off rate
£m % % % %
As at 31 December 2019
Barclays UK
UK cards 16,457 1.7 0.8 1.6 1.6
UK personal loans 6,139 2.1 1.0 3.2 2.9
Barclays International
US cards 22,041 2.7 1.4 4.5 4.4
Barclays partner finance
4,134 0.9 0.3 1.7 1.7
Germany consumer

lending
3,558 1.7 0.7 2.1 1.3
As at 31 December 2018
Barclays UK
UK cards 17,285 1.8 0.9 1.9 1.5
UK personal loans 6,335 2.3 1.1 1.9 1.5
Barclays International
US cards 22,178 2.7 1.4 3.6 3.4
Barclays partner finance 4,216 1.1 0.4 1.7 1.7
Germany consumer

lending
3,400 1.9 0.8 2.7 2.0

UK cards:
Following the

introduction

of payment reminders

both 30 and 90 day arrears rates reduced

by 0.1%. The annualised gross write-off rate
reduced

to 1.6% (2018:

1.9%), reflecting lower levels of delinquency and contractual charge-offs through 2019,

albeit with

increased debt sales
from the recovery

book.
UK personal loans:
30 and 90 day

arrears rates reduced

by 0.2% and 0.1%

respectively reflecting a

continued improvement

in lending quality over
the past 2 years, coupled

with improvements in collections effectiveness. Write-off

rates increased significantly reflecting higher

charge

-offs in
2018.
US cards:
30 and 90

-day arrears rates remained

stable.

The annualised gross and net write-off rates increased to 4.5%

(2018:

3.6%) and 4.4%
(2018:

3.4%) respectively primarily

driven by

an increase in charge-offs in 2018.

The percentage of write-offs to charge-offs has been stable year on

year.
Barclays partner finance:
Improvement

in 30 and 90 days arrears was driven by better

arrears management

and improved customer selection.
Annualised write-off rates remained

flat.
Germany consumer lending:
Improvement

in 30 and 90 days arrears

was driven by better collections performance

across all

products. The
annualised gross write-off rate has shown slight improvement and is in

line with the expectations.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Exposure to UK commercial

real estate

(CRE)
The UK CRE portfolio includes property

investment, development, trading and house

builders but excludes social housing and contractors.

UK CRE summary
2019 2018
As at 31 December
UK CRE loans and advances (£m) 9,051 8,576
Stage 3 balances (£m) 254 267
Stage 3 balances as % of UK CRE balances (%) 2.8 3.1
Impairment allowances (£m) 52 49
Stage 3 coverage

ratio (%)
7.5 8.8
Total collateral

(£m)
a
26,876 26,508

Twelve months ended 31 December
Impairment charge

(£m)
6 (15)

Note
a

Based

on the most recent

valuation

assessment.

Maturity analysis of exposure to UK CRE
Contractual maturity

of UK CRE loans and

advances at amortised

cost
Stage 3
balances
Not more than
six months
Over six
months

but not
more than one
year
Over one year
but not

more
than two

years
Over two years
but not

more
than five years
Over five years
but not

more
than ten years Over ten years
Total loans

and
advances
As at 31 December
£m £m £m £m £m £m £m £m
2019
254 146 111 377 3,088 3,687 1,388 9,051
2018
267 100 134 492 3,569 2,778 1,236 8,576

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Forbearance
Forbearance

measures consist of

concessions towards a debtor

that is experiencing or about to experience

difficulties

in meeting their financial
commitments (‘financial difficulties’).

Analysis of forbearance programmes
Gross balances Impairment allowances
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
£m £m £m £m £m £m £m £m
As at 31 December 2019
Barclays UK - 147 298 445 - 35 92 127
Barclays International 2 225 227 1 158 159
Head Office - 130 130 - 8 8
Total retail 149 653 802 - 36 258 294
Barclays UK - 47 449 496 - 4 31 35
Barclays International - 918 1,016 1,934 - 37 226 263
Head Office - - - - - - - -
Total wholesale 965 1,465 2,430 41 257 298
Group total 1,114 2,118 3,232 - 77 515 592
As at 31 December 2018
Barclays UK
a
- 173 349 522 - 33 139 172
Barclays International - 2 231 233 - 1 165 166
Head Office - - 165 165 - - 10 10
Total retail - 175 745 920 - 34 314 348
Barclays UK - 56 615 671 - 9 36 45
Barclays International - 1,088 1,196 2,284 - 40 201 241
Head Office - - - - - - - -
Total wholesale - 1,144 1,811 2,955 - 49 237 286
Group total - 1,319 2,556 3,875 - 83 551 634

Note
a

2018

metrics

have been restated

to exclude

up to date, paying customers

classified as Stage 1.
Balances on fo

rbearance

programmes decreased 17

%

driven by better portfolio

performance.
Retail balances on forbearance

reduced 13%

to £0.8bn, reflecting a decrease in Barclays UK and Head Office.
Wholesale balances on forbearance

fell to

£2.4bn

(2018:

£3.0bn) with lower exposure

in Corporate Bank and SME

of £211m

and £171m
respectively.

Impairment allowances rose to £298m

(2018:

£286m) following a small

number

of material single

name charges in the year.

Barclays
International accounted

for 80% of wholesale forbearance

with corporate cases representing 72% of all forborne

balances.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Retail forbearance programmes
Forbearance

on the Group’s principal

retail portfolios is

presented below.

The principal portfolios account

for 100

%

(201

8:

100%) of total retail
forbearance

balances.

Analysis of key portfolios

in forbearance programmes
Gross balances on
forbearance
programmes
Marked to
market LTV of
forbearance
balances:
balance
weighted
Marked to
market LTV of
forbearance
balances:
valuation
weighted
Impairment
allowances
marked against
balances on
forbearance
programmes
Total balances
on forbearance
programmes
coverage ratio Total
% of gross
retail loans
and
advances
£m % % % £m %
As at 31 December 2019
Barclays UK
UK home loans 137 0.1 42.7 31.0 - -
UK cards 254 1.5 n/a n/a 97 38.2
UK personal loans 54 0.9 n/a n/a 30 55.3
Barclays International
US cards 183 0.8 n/a n/a 131 71.6
Barclays partner

finance
3 0.1 n/a n/a 2 66.7
Germany consumer

lending
37 1.0 n/a n/a 23 60.9
Head Office
Italian home loans 130 2.2 60.6 44.9 8 5.9
As at 31 December 2018
Barclays UK
UK home loans
a
182 0.1 41.3 29.9 - -
UK cards
a
279 1.6 n/a n/a 121 43.4
UK personal loans 62 1.0 n/a n/a 51 82.3
Barclays International
US cards 177 0.8 n/a n/a 131 74.0
Barclays partner finance 6 0.1 n/a n/a 4 66.7
Germany consumer

lending
46 1.3 n/a n/a 28 60.9
Head Office
Italian home loans 165 2.1 59.5 46.6 10 6.1

Note
a

2018

metrics

have been restated

to exclude

up to date, paying customers

classified as Stage 1.
UK home loans:
Forbearance

balances reduced to £137

m

(2018:

£182

m) due to a

reduction in volumes of entries into collections and new
forbearance

plans.

UK cards:
Forbearance

balances decreased in line with the reduction in delinquent balances.
UK personal loans:
Forbearance

balances decreased in line with the

reduction in delinquent

balances.

US cards:
Forbearance

balances increased to £183m

(2018:

£177m)

in line with

book size but as

a percentage

of total

balance remained low
(<1%). Lower

coverage

was driven by favourable

macroeconomic conditions.

Barclays partner finance:
The reduction

in forbearance

balances was mainly driven by the rundown of the motor business over the course of 2019.

Germany consumer lending:
Improved

performance and higher quality bookings led to fewer accounts moving into forbearance.
Italian home loans:
Forbearance

balances reduced

to £130m (2018:

£165m), due to an asset

sale in Q3 2019.

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Wholesale forbearance programmes
The tables below detail balance information

for wholesale forbearance

cases.

Analysis of wholesale

balances in forbearance programmes
Gross balances on

forbearance
programmes
Impairment
allowances
marked against
balances on
forbearance
programmes
Total balances on
forbearance
programmes
coverage ratio Total balances
% of gross
wholesale loans
and

advances
£m % £m %
As at 31 December 2019
Barclays UK 496 1.6 35 7.1
Barclays International 1,934 1.9 263 13.6
Total 2,430 1.8 298 12.3
As at 31 December 2018
Barclays UK 671 2.4 45 6.7
Barclays International 2,284 2.3 241 10.6
Total 2,955 2.3 286 9.7

Analysis

of debt securities
Debt securities include government

securities

held as part of the Group

’s treasury management portfolio for liquidity and regulatory purposes,

and
are for use on a continuing

basis in

the activities of the Group

.

The following tables provide

an analysis of debt securities held by the Group

for trading and

investment purposes by issuer type,

and where the
Group

held government securities exceeding 10%

of shareholders’ equity.

Further information

on the credit quality of debt securities is presented on pages 129 to 130

.

Debt securities
2019 2018
As at 31 December
£m % £m %
Of which issued by:

Governments

and other public bodies
91,058 65.1 76,646 64.6
Corporate

and other issuers
39,231 28.1 30,767 26.0
US agency 4,480 3.2 7,014 5.9
Mortgage and asset backed securities 5,084 3.6 4,143 3.5
Total 139,853 100.0 118,570 100.0

Government securities
2019 2018
Fair value Fair value
As at 31 December
£m £m
United States 32,145 31,199
United Kingdom 28,010 19,555
Japan 6,679 1,249

Risk review
Risk performance
Credit risk

Barclays PLC

2019 Annual Report on Form

20-F

Analysis

of derivatives

The tables below set out the fair values of the derivative

assets together with the value of those assets subject to enforceable counterparty

netting
arrangements for

which the Group

holds offsetting liabilities and eligible

collateral.

Derivative assets (audited)
2019 2018
Balance sheet
assets

Counterparty
netting
Net
exposure
Balance sheet
assets

Counterparty
netting
Net
exposure
As at 31 December
£m £m £m £m £m £m
Foreign

exchange
56,606 44,284 12,322 64,188 50,189 13,999
Interest rate 142,468 106,589 35,879 125,272 95,572 29,700
Credit derivatives 8,215 6,589 1,626 10,755 8,450 2,305
Equity and stock index 20,806 17,517 3,289 20,882 16,653 4,229
Commodity derivatives 1,141 1,019 122 1,441 1,137 304
Total derivative assets 229,236 175,998 53,238 222,538 172,001 50,537
Cash collateral held 33,411 31,402
Net exposure less collateral 19,827 19,135

Derivative asset exposures would

be £209

bn (2018:

£203bn) lower than reported under IFRS if netting were permitted for assets and liabilities

with
the same counterparty

or for which the Group

holds cash collateral.

Similarly, derivative liabilities would

be £212bn

(2018:

£202bn) lower

reflecting
counterparty

netting and collateral placed. In addition, non-cash collateral of £6bn (2018:

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

collateral arrangement.

Derivatives by collateral arrangement
2019 2018
Notional contract
amount
Fair value
Notional contract
amount
Fair value
Assets Liabilities Assets Liabilities
£m £m £m £m £m £m
Unilateral in favour of Barclays
Foreign

exchange
32,441 398 (422) 22,639 473 (369)
Interest rate 5,202 859 (13) 4,762 769 (25)
Credit derivatives 338 3 (1) 54 1
-

Equity and stock index 158 5 (27) 107 17
-

Total unilateral in favour of Barclays 38,139 1,265 (463) 27,562 1,260 (394)
Unilateral in favour of counterparty
Foreign

exchange
11,230 424 (1,206) 14,221 530 (1,641)
Interest rate 44,360 3,094 (4,210) 64,504 2,925 (4,090)
Credit derivatives 116
-

(1) 78 1 (3)
Equity and stock index 494 298 (40) 714 242 (31)
Total unilateral in favour of counterparty 56,200 3,816 (5,457) 79,517 3,698 (5,765)
Bilateral arrangement
Foreign

exchange
4,484,380 51,571 (51,001) 4,788,711 58,772 (56,392)
Interest rate 12,303,652 131,700 (128,096) 9,699,149 116,712 (114,091)
Credit derivatives 390,790 5,034 (4,923) 380,546 6,339 (5,002)
Equity and stock index 210,267 8,925 (11,178) 177,496 7,984 (8,494)
Commodity derivatives 7,269 294 (210) 9,635 492 (330)
Total bilateral arrangement 17,396,358 197,524 (195,408) 15,055,537 190,299 (184,309)
Uncollateralised

derivatives
Foreign

exchange
379,741 4,117 (4,216) 371,158 4,243 (5,495)
Interest rate 284,168 4,697 (1,668) 205,050 3,454 (1,138)
Credit derivatives 8,142 216 (474) 5,830 234 (234)
Equity and stock index 21,131 1,400 (4,540) 12,179 1,468 (3,305)
Commodity derivatives 58 9 (46) 121 29 (78)
Total uncollateralised derivatives 693,240 10,439 (10,944) 594,338 9,428 (10,250)
Total OTC derivative assets/(liabilities) 18,183,937 213,044 (212,272) 15,756,954 204,685 (200,718)

Risk review
Risk performance
Market risk

Barclays PLC

2019 Annual Report on Form

20-F

Summary of

contents
Page
Outlines key measures used to summarise the market
risk profile of the bank such as value at risk (VaR).
◾

Market risk overview

and summary of performance
141
The Group

discloses

details on management

measures
of market risk. Total management

VaR includes all
trading positions and is presented on a diversified basis
by risk factor.
This section also outlines the macroeconomic
conditions modelled as part of the Group’s

risk
management framework.
◾

Traded

market risk
◾

Review of management

measures
-

The daily average, maximum

and minimum values of management VaR
-

Business scenario stresses
141
141

Risk review
Risk performance
Market risk

Barclays PLC

2019 Annual Report on Form

20-F

All disclosures in

this section

(pages 141 to 142) are

unaudited

unless

otherwise stated.

Overview

This section contains key statistics describing

the market risk profile of the Group. The market r

isk management section on page 104 provides

a
description of management VaR

.
Measures of

market

risk

in the

Group and accounting

measures
Traded

market risk measures such as VaR and

balance sheet exposure measures have fundamental differences:
◾

balance sheet measures show accruals-based balances

or marked

to market values as at the reporting date;
◾

VaR measures also take

account of current

marked to market values, but in addition hedging effects between positions are considered;
◾

market risk measures are expressed in

terms of changes in value or volatilities as opposed

to static values.
For these reasons, it is not possible to present direct

reconciliations of traded market

risk and accounting

measures.
Summary of

performance

in the

period
Overall, the Group

has maintained a

steady market risk profile. Average

management VaR

increased by 10%

to £23m in 2019

(2018: £21m) and
remained relatively stable during

the period. The increase in average management

VaR in 2019

was driven by a small increase

in equity risk and
credit risk, partially offset by a

slight decrease in interest rate risk compared

to 2018.

Traded market

risk

review
Review of management measures
The following disclosures provide

details on management measures of market risk. Refer to the market risk management section on pages 179

to
186

of the Barclays PLC Pillar 3 Report 2019

(unaudited)

for more detail on management measures and the differences when compared to
regulatory

measures.
The table below shows the total management VaR

on a diversified basis by risk factor.

To

tal management VaR includes all trading positions in CIB
and Treasury

and it is calculated with a one-day holding

period.
Limits are applied against each risk factor VaR

as well as total management VaR, which are then cascaded further by risk managers to each
business.
The daily average, maximum and minimum

values of management VaR

Management VaR (95%, one day) (audited)

2019 2018
Average High
b
Low
b
Average High
b
Low
b
For the year ended 31 December
a
£m £m £m £m £m £m
Credit risk

12 17 8 11 16 8
Interest rate risk

6 11 3 8 19 3
Equity risk

10 22 5 7 14 4
Basis risk

8 11 6 6 8 4
Spread risk

4 5 3 6 9 3
Foreign

exchange risk

3 5 2 3 7 2
Commodity risk

1 2 - 1 2 -
Inflation risk

2 3 1 3 4 2
Diversification effect
b
(23) n/a n/a (24) n/a n/a
Total management VaR 23 29 17 21 27 15

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

Risk review
Risk performance
Market risk

0
20
40
60
Jan 2018 Jan 2019 Dec 2019
142

Barclays PLC

2019 Annual Report on Form

20-F

Group Management VaR
a

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
In 2019,

the scenario analyses

showed that the largest market risk

related impacts would be due

to a severe deterioration in financial liquidity and a
global recession.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Summary of

contents
Page
Liquidity

risk

performance
The risk that the firm is unable to meet its contractual or
contingent obligations or that it does not have the
appropriate

amount, tenor and composition of funding
and liquidity to support its assets.

This section provides an overview

of the Group’s
liquidity risk.
◾

Liquidity overview

and summary of performance
◾

Liquidity risk stress testing
-

Liquidity risk appetite
-

Liquidity regulation
-

Liquidity coverage

ratio
145
145
145
146
146
The liquidity pool is held unencumbered

and is intended
to offset stress outflows.
◾

Liquidity pool
-

Composition of the liquidity pool
-

Liquidity pool by

currency
-

Management of the liquidity pool
-

Contingent liquidity
147
147
147
147
147
The basis for sound liquidity risk management

is a
funding structure

that reduces the probability of a
liquidity stress leading to an inability to meet funding
obligations as they fall due.
◾

Funding structure

and funding relationships
-

Deposit funding
-

Wholesale funding
148
148
148
Provides details on the contractual maturity of all
financial instruments and other assets and liabilities.
◾

Contractual maturity of financial assets and liabilities 151
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
This section details the Group’s capital position
providing

information on both

capital resources and
capital requirements. It also provides

details of the
leverage ratios and exposures.
◾

Capital risk overview and summary

of performance
◾

Regulatory minimum

capital and leverage requ

irements
-

Capital
-

Leverage
155
155
155
156
This section outlines the Group’s

capital ratios, capital
composition, and provides

information on significant
movements in CET1 capital during

the year.
◾

Analysis of capital resources
-

Capital ratios
-

Capital resources
-

Movement in CET1 capital
157
157
157
165
This section outlines risk weighted assets by risk type,
business and macro drivers.
◾

Analysis of risk weighted assets
-

Risk weighted assets by risk type and business
-

Movement analysis of risk weighted assets
166
166
166
This section outlines the Group’s

leverage ratios,
leverage exposure

composition, and provides
information on significant movements in the IFRS and
leverage balance sheet.
◾

Analysis of leverage ratios and exposures
-

Leverage ratios and exposures
167
167
This section outlines the Group’s

Minimum requirement
for own funds and

Eligible Liabilities

(MREL) position
and ratios.
◾

Minimum Requirement

for own funds and

Eligible Liabilities

168
The Group

discloses

the two sources of foreign
exchange risk that it is exposed to.
◾

Foreign

exchange risk
-

Transactional foreign

currency

exposure
-

Translational foreign

exchange exposure
-

Functional currency

of operations
169
169
169
169
A review focusing on the UK retirement

fund, which
represents the majority of the Group’s

total retirement
benefit obligation.
◾

Pension risk review
-

Assets and liabilities
-

IAS 19 position
-

Risk measurement
170
170
171
171
Interest rate

risk

in the

banking book

performance

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

A description of the non

-traded market risk framework
is provided.
The Group

discloses

a sensitivity analysis on pre

-tax net
interest income for non

-trading financial assets and
liabilities. The analysis is carried out by

business unit
and currency.
The Group

measures some non-traded

market risks,

in
particular prepayment,

recruitment, and residual risk
using an economic capital methodology.
The Group

discloses

the overall impact of a parallel

shift
in interest rates on other comprehensive

income and
cash flow hedges.
The Group

measures the volatility of the value of the
FVOCI instruments in the liquidity pool through

non-
traded market risk VaR.
◾

Interest rate risk in the banking book

overview and

summary of
performance
◾

Net interest income sensitivity
-

by business unit
-

by currency
◾

Analysis of equity sensitivity

◾

Volatility of the FVOCI portfolio

in the liquidity pool
172
172
172
173
173

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Liquidity

risk
All disclosures in this section (pages 152

to 161

)

are unaudited unless otherwise stated.
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

stress
testing, limit setting and monitoring.
This section provides an analysis of the Group

’s:

(i) summary of performance,

(ii) liquidity risk

stress testing, iii) liquidity pool, (iv) funding

structure
and funding relationships, (v) credit ratings, and (vi) contractual maturity of financial assets and liabilities.

For further

detail on liquidity

risk governance

and framework

,

refer to page 192

to 194 of the Barclays PLC Pillar 3 Report 2019

(unaudited).

Summary of

performance
The liquidity pool at £211

bn (December

2018:

£227

bn) reflects the

Group’s

prudent approach to liquidity management. The Liquidity Coverage
Ratio (LCR) remained well above

the 100% regulatory

requirement at 160

%

(December 2018

:

169

%),

equivalent to a surplus of £78bn (December
2018

:

£90bn)

.

The liquidity pool, LCR and surplus have been managed down through the course of the year, supporting

increased business

funding
requirements while maintaining a prudent

liquidity position.
During the year,

the Group issued £8.6bn

of minimum requirement

for own funds and eligible liabilities

(MREL) instruments in a range of tenors
and currencies.
Barclays Bank PLC

continued to issue in the shorter-term markets and Barclays Bank UK PLC issued in the shorter-term and

secured markets,
helping to maintain their stable and diversified funding bases.

The Group

has continued to reduce its reliance on short-term wholesale funding, where the proportion maturin

g

in less

than 1 year fell to 28%
(December

2018:

30%)

.

Key metrics
Liquidity Coverage Ratio
160% (2018:

169%)

Liquidity

risk

stress testing

Under the Liquidity Framework,

the Group has established a liquidity risk appetite (LRA) together with the appropriate limits

for the management

of
the liquidity risk. This is the level of liquidity risk the Group chooses to take in

pursuit of its business objectives and in meeting its regulatory obligations. The Group

sets

its internal liquidity risk appetite (LRA) based on internal liquidity risk assessments and

,

external regulatory
requirements namely the CRR (as amended by

CRR II) Liquidity Coverage Ratio (LCR).
Liquidity risk appetite

The liquidity risk assessment measures the potential contractual and contingent stress outflows under a range of stress scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows should a stress occur.

As part of the LRA,

the Group runs

three short-term liquidity stress

scenarios, aligned to the PRA’s

prescribed

stresses:

◾

90 day market

-wide stress event
◾

30 day Barclays

-specific stress event
◾

combined 30

day market-wide and Barclays

-specific stress

event

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Key LRA assumptions
For the year ended 31 December 2019
Drivers of Liquidity

Risk
LRA Combined

stress – key assumptions
Wholesale Secured and Unsecured
Funding Risk
- Zero rollover

of maturing wholesale unsecured funding
- Loss of repo

capacity on non-

extremely liquid repos at contractual maturity date
- Roll of repo for

extremely liquid repo at wider haircut at contractual maturity date
- Withdrawal of contractual buyback

obligations, excess client

futures margin,

Prime Brokerage

(PB)
client cash and overlifts
- Haircuts applied to the market value of marketable assets held in the liquidity buffer
Retail and Corporate Funding Risk
- Retail and Corporate

deposit outflows as

counterparties seek to diversify their

deposit balances
Intraday Liquidity Risk
- Liquidity held to meet increased intraday liquidity usage due to payment and receipts volatility, loss
of unsecured credit lines and haircuts applied to collateral values used to back secured creditlines, in
a stress
Intra-Group Liquidity Risk
- Liquidity support for

material subsidiaries. Surplus liquidity held within

certain subsidiaries is not
taken as a benefit to the wider Group
Cross-Currency Liquidity

Risk
- Deterioration in FX market capacity that may result

in restriction in net currency

positions
Off-Balance Sheet Liquidity Risk
- Drawdown

on committed facilities based on facility and counterparty

type

- Collateral outflows due to a two-notch credit rating

downgrade

- Increase in the Group's

initial margin requirement

across all

major exchanges

- Variation margin

outflows from collateralised risk positions
- Outflow of collateral owing but not called

- Loss of internal sources of funding within the PB synthetics business
Franchise-Viability

Risk
- Liquidity held to enable the firm to meet select non-contractual obligations to ensure market
confidence in the firm is maintained, including debt buy

-backs, swap tear-ups and incresed prime
brokerage

margin debits
Funding Concentration Risk
- Liquidity held against largest wholesale funding counterparty refusing to roll

As at 31 December

2019

,

the Group held eligible liquid assets well

in excess of 100%

of net stress outflows of the 30 day combined

scenario, which
has the highest net outflows of the three short-

term liquidity stress scenarios.

The Group

also runs a long term liquidity

stress test, which measures the anticipated outflows over

a 12-month

market-wide scenario. As at 31
December 2019,

the Group remained compliant with this internal metric.

Liquidity regulation

The Group

monitors its position

against the CRR (as amended by

CRR II) Liquidity Coverage Ratio and the Net Stable Funding Ratio (NSFR).

The LCR is designed to promote

short-term resilience of a bank’s liquidity risk profile by holding sufficient High Quality Liquid Assets to survive an acute stress scenario lasting for 30

days. The NSFR has been developed

to promote a sustainable maturity structure of assets and liabilities.

In June 2019,

the EBA published CRR II which defined the final rules

and minimum requirements

for the NSFR.

Barclays expects to be compliant
with these requirement

s

when they become effective in June 2021.

Liquidity coverage ratio

The external LCR requirement

is prescribed by the regulator

taking into account the relative stability of

different sources of

funding and potential
incremental funding requirements

in a stress.

2019 2018
As at 31 December
£bn £bn
Eligible liquidity buffer 206 219
Net stress outflows (128) (129)
Surplus 78 90
Liquidity coverage

ratio
160% 169%

As part of the LRA, Barclays also establishes the minimum LCR limit. The Group

plans to maintain

its surplus to the internal and regulatory

stress
requirements at an efficient

level, while continuously assessing risks to market funding conditions and its liquidity position and taking actions to
manage the size of the liquidity pool as appropriate.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Liquidity

pool

The Group

liquidity pool as at 31 December 2019

was £211bn

(2018: £227

bn). During 2019,

the month-end liquidity pool ranged from £211

bn to
£256bn

(2018:

£207bn

to £243bn), and the month-end average balance was £235

bn (2018: £2

25bn). The liquidity

pool is held unencumbered and
is intended

to offset stress outflows. It comprises the following cash

and unencumbered

assets.

Composition

of the

Group liquidity pool

as at

31 December 2019
Liquidity pool
Liquidity pool

of which CRR LCR eligible
c
2018
Cash Level 1 Level 2A
Liquidity

pool
£bn £bn £bn £bn £bn
Cash and deposits with central banks
a
153 150 - - 181
Government bonds
b
AAA to AA- 31 - 26 - 27
BBB+ to BBB

-
5 - 4 2 4
Other LCR Ineligible Government

bonds
- - - - 1
Total government bonds 36 - 30 2 32
Other

Goverment

Guaranteed Issuers, PSEs and GSEs

9 - 8 1 6
International Organisations and MDBs 7 - 7 - 5
Covered

bonds

6 - 5 - 3
Other - - - - -
Total other 22 - 20 1 14
Total as at 31 December 2019 211 150 50 3 227
Total as at

31 December

2018
227 176 40 1

Notes
a

Includes

cash held

at central banks and surplus

cash at central banks related

to payment

schemes. Of which over 98%

(2018: over

99%) was placed

with the

Bank of England,

US
Federal

Reserve,

European Central

Bank, Bank of Japan

and Swiss National Bank.
b

Of which

over 67%

(2018:

over 71%) comprised

UK, US, French,

German, Swiss and

Dutch

securities.
c

The LCR eligible liquidity

pool is adjusted

for trapped liquidity and

other regulatory deductions. It also incorporates

other CRR (as amended by CRR II) qualif

ying assets that are

not
eligible under

Barclays’

internal risk appetite.

The Group

liquidity pool is

well diversified by major currency

and the Group

monitors LRA stress

scenarios for major currencies.

Liquidity pool

by currency
USD EUR GBP
Other

Total
£bn £bn £bn £bn £bn
Liquidity pool

as at

31 December 2019
52 42 67 50 211
Liquidity pool as at 31 December

2018
57 64 76 30 227

Management of the liquidity

pool
The composition of the liquidity pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored

for concentration

risk by issuer, currency

and asset

type. Given the returns generated by
these highly liquid assets, the risk and reward

profile is continuously managed.

As at 31 December

2019,

67%

(2018:

70%) of the liquidity

pool was located in Barclays Bank PLC, 20

%

(2018:

20%) in Barclays Bank UK

PLC and
6%

(2018:

2%) in Barclays Bank Ireland

PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in the US subsidiaries, to meet entity-specific stress outflows and local regu latory requirements. To

the extent the

use of this portion of the liquidity pool

is
restricted due to local regulatory

requirements, it is assumed to be unavailable to the rest of the Group in calculating the

LCR.

Contingent liquidity
In addition to the Group

liquidity pool, the Group has access to

other unencumbered

assets

which provide

a source of contingent liquidity.
While these are not relied on in the Group’s

LRA, a portion of these assets may be monetised in a stress to generate liquidity through their use as
collateral for secured

funding or

through outright sale.

In a Barclays-specific, market-wide or

combined liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances
where market liquidity is unavailable or

available only at significantly elevated prices, the Group

could generate liquidity via central bank facilities.
The Group

maintains a

significant amount

of collateral positioned at central banks.

For more

detail on the Group’s other unencu

mbered assets,

see pages 221

to 222 of the Barclays PLC Pillar 3 Report

2019

(unaudited).

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Funding structure

and funding

relationships

The basis for sound liquidity risk management

is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s

overall funding

strategy is

to develop

a diversified funding base (geographically,

by type and by
counterparty)

and maintain access

to a variety of alternative funding source

s, to

provide

protection against unexpected fluctuations, while
minimising the cost of funding.

Within this, the Group

aims to

align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by
deposits in the relevant entities,

with the surplus primarily funding

the liquidity pool. The majority of

reverse repurchase

agreements are matched
by repurchase

agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions
qualify for counterparty

netting and the remaining portions

are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships are summarised below:

2019 2018 2019 2018
Assets
£bn £bn
Liabilities
£bn £bn
Loans and advances at amortised cost 339 327 Deposits at amortised cost 416 395
Group

liquidity pool
211 227
<1 Year

wholesale funding
41 47
>1 Year

wholesale funding
106 107
Reverse repurchase

agreements, trading portfolio
assets, cash collateral and settlement balances 298 303
Repurchase agreements, trading

portfolio liabilities,
cash collateral and settlement balances 247 262
Derivative financial instruments 229 223 Derivative financial instruments 229 220
Other assets
a
63 53 Other liabilities 35 38
Equity 66 64
Total assets 1,140 1,133 Total liabilities 1,140 1,133

Note
a

Other assets

include fair

value assets that are not part

of reverse

repurchase agreements

or trading portfolio assets,

and other asset

categories.

Deposit funding (audited)
2019 2018
Funding of loans and advances
Loans and
advances at
amortised cost
Deposits

at
amortised cost
Loan: deposit
ratio
a
Loan: deposit
ratio
As at 31 December 2019
£bn £bn % %
Barclays UK 198 206 96% 96%
Barclays International 133 210 63% 65%
Head Office 8 -
Barclays Group 339 416 82% 83%

Note
a

The loan: deposit

ratio is calculated

as loans and advances

at amortised cost divided by deposits

at amortised cost.

As at 31 December

2019,

£181

bn (2018: £172

bn) of total

customer deposits were insured through

the UK Financial Services

Compensation
Scheme (FSCS) and other similar schemes. In addition to these customer deposits £4bn

(2018:

£5bn) of other liabilities

are insured by other
governments.

Contractually current accounts are

repayable

on demand and

savings accounts at

short notice. In practice, their observed maturity is typically longer than their contractual maturity. Similarly,

repayment

profiles of certain types of assets e.g. mortgages, overdrafts and credit card lending,
differ from their contractual

profiles. The Group therefore

assesses

the behavioural

maturity of both customer assets and liabilities

to identify
structural balance sheet funding

gaps. In doing so, it applies quantitative modelling and qualitative assessments which take into account historical
experience, current

customer composition, and macroeconomic projections.

The Group’s

broad

base of customers, numerically and by

depositor type, helps protect against unexpected fluctuations in balances and hence provide

s

a stable funding base for the Group’s

operations and liquidity needs.

Wholesale funding

Barclays Bank Gro

up and Barclays Bank UK Group

maintain access

to a variety of sources of wholesale funds in major currencies, including those
available from term investors across

a variety of distribution channels and geographies,

short-term funding

markets and repo markets.

Barclays Bank Group

has direct access to US, European and Asian capital markets through its

global investment banking operations

and to long-
term investors through

its

clients worldwide. Key sources

of wholesale funding include money markets, certificates of deposit, commercial paper, medium term issuances (including structured

notes) and securitisations.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Key sources of wholesale funding

for Barclays Bank UK Group

include money markets, certificates

of deposit, commercial pa

per,

covered

bonds and
other securitisations.

The Group

expects to continue issuing

public wholesale debt from Barclays PLC

(the Parent company),

in order to maintain compliance with
indicative MREL requirements and

maintain a stable and diverse funding base by type, currency and market.

As at 31 December

2019

,

the Group’s total wholesale funding outstanding (excluding

repurchase agreements) was £147.1bn

(2018:

£154.0

bn), of
which £19.6

bn (2018

:

£22.5bn) was secured funding and £127.5

bn (2018:

£131.5bn)

unsecured funding. Unsecured funding includes £51.1bn
(2018

:

£47.3

bn) of privately placed senior unsecured notes issued through a variety of distribution channels including intermediaries and private banks.

During the year,

the Group issued £8.6bn

of minimum requirement

for own funds and eligible liabilities

(MREL) instruments from Barclays PLC

(the
Parent company)

in a range of different currencies

and tenors.

Barclays Bank PLC continued

to issue

in the shorter-

term markets and Barclays Bank
UK PLC issued in the shorter

-term and secured markets, helping to maintain their stable and diversified funding bases.

As at 31 December

2019

,

wholesale funding of £40.6

bn (2018

:

£46.7bn)

matures in less

than one year, of which £16.3

bn

(2018

:

£19.1

bn) relates
to term funding. Although

not a requirement, the liquidity pool exceeded the wholesale funding matur ing in less

than one year by £170

bn (2018

:
£180

bn).

Barclays Bank Group

and Barclays Bank UK Group

also support various central bank monetary initiatives

including participation in the Bank of
England’s Term Funding

Scheme. These are reported under

‘repurchase agreements and other similar secured borrowing’ on the balance sheet.

Maturity profile of wholesale funding
a,b
<1

month
1-3
months
3-6
months
6-12
months
<1

year
1-2

years
2-3

years
3-4

years
4-5

years
>5 years Total
£bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn
Barclays PLC (the Parent company)
Senior unsecured

(Public benchmark)

-

-

0.8 0.3 1.1 4.2 0.9 8.2 4.5 14.2 33.1
Senior unsecured

(Privately placed)

-

-

-

-

-

0.2

-

0.1 0.1 0.5 0.9
Subordinated

liabilities

-

-

-

-

-

-

-

-

1.0 6.7 7.7
Barclays Bank PLC (including
subsidiaries)
Certificates of deposit and commercial
paper 1.1 4.2 3.6 7.3 16.2 0.9 0.5 0.1

-

-

17.7
Asset backed commercial paper 1.6 4.9 0.7

-

7.2

-

-

-

-

-

7.2
Senior unsecured

(Public benchmark)
0.6

-

-

-

0.6 2.9 0.1

-

1.1 0.3 5.0
Senior unsecured

(Privately placed)
c
1.1 1.5 2.4 5.9 10.9 5.7 4.8 3.9 4.0 20.9 50.2
Asset backed securities

-

0.4 0.6

-

1.0

-

0.2 0.6 0.9 2.1 4.8
Subordinated

liabilities

-

0.2 0.1 0.9 1.2 5.0 3.3 0.1

-

0.9 10.5
Other 0.1

-

-

-

0.1

-

-

0.3

-

1.2 1.6
Barclays Bank UK PLC (including
subsidiaries)
Certificates of deposit and commercial
paper

-

0.4 0.2 0.2 0.8

-

-

-

-

-

0.8
Covered

bonds

-

-

1.0

-

1.0 0.9 2.3 1.8

-

1.1 7.1
Asset backed securities

-

-

-

0.5 0.5

-

-

-

-

-

0.5
Total as at 31 December 2019 4.5 11.6 9.4 15.1 40.6 19.8 12.1 15.1 11.6 47.9 147.1
Of which secured 1.6 5.3 2.3 0.5 9.7 0.9 2.5 2.4 0.9 3.2 19.6
Of which unsecured 2.9 6.3 7.1 14.6 30.9 18.9 9.6 12.7 10.7 44.7 127.5
Total as at

31 December

2018
2.5 15.9 8.2 20.1 46.7 16.7 16.8 10.4 13.2 50.2 154.0
Of which secured 2.0 3.7 1.1 3.6 10.4 2.7 1.2 2.6 1.9 3.7 22.5
Of which unsecured 0.5 12.2 7.1 16.5 36.3 14.0 15.6 7.8 11.3 46.5 131.5

Notes
a

The composition

of wholesale funds

comprises

the balance sheet reported

financial liabilities at fair

value, debt securities in

issue and subordinated liabilities. It

does not include
participation

in the

central bank facilities

reported

within repurchase agreements

and other similar secured

borrowing.
b

Term funding

comprises

public benchmark and privately

placed senior unsecured

notes, covered bonds,

asset-backed securities

and subordinated debt where

the original maturity
of the instrument

was more than

one year.
c

Includes

structured

notes of £42.9bn, of which £8.3bn matures

within

one year.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Currency composition

of wholesale debt
As at 31 December

2019

,

the proportion of wholesale funding by

major currencies was

as follows:

Currency composition

of wholesale funding
USD EUR GBP Other
% % % %
Certificates of deposit and commercial

paper
63 28 8 1
Asset backed commercial paper 85 8 7 -
Senior unsecured

(Public benchmark)
48 4 43 5
Senior unsecured

(Privately placed)
60 18 10 12
Covered

bonds / Asset backed securities
45 27 28 -
Subordinated

liabilities
55 27 16 2
Total as at 31 December 2019 60 22 13 5
Total as at

31 December

2018
53 27 13 7

To manage

cross currency

refinancing risk,

the Group manages to foreign

exchange cash flow limits,

which limit risk at specific maturities.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

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

Contractual maturity of financial assets and liabilities

(audited)
As at
31 December 2019
On
demand
Not more
than three
months
Over three
months

but
not more
than six
months
Over six
months

but
not more
than nine
months
Over nine
months

but
not more
than one
year
Over one
year

but not
more than
two years
Over two
years but
not more
than three
years
Over three
years but
not more
than five
years
Over five
years but
not more
than ten
years
Over ten
years Total
£m £m £m £m £m £m £m £m £m £m £m
Assets
Cash and

balances

at
central banks 149,383 766 109 - - - - - - - 150,258
Cash collateral

and
settlement

balances
2,022 81,231 3 - - - - - - - 83,256
Loans

and advances

at
amortised

cost
14,824 10,944 13,108 7,738 7,031 21,771 22,478 37,408 40,702 163,111 339,115
Reverse

repurchase
agreements

and other
similar secured

lending
13 3,097 - - - 77 190 - - 2 3,379
Trading

portfolio

assets
114,195 - - - - - - - - - 114,195
Financial

assets

at fair
value

through

the
income statement 14,279 89,355 13,979 3,443 1,317 1,664 512 953 2,302 5,282 133,086
Derivative

financial
instruments 229,063 30 - - - 7 24 9 79 24 229,236
Financial

assets

at fair
value

through

other
comprehensive

income
- 6,694 3,241 1,164 1,159 7,711 6,521 11,896 21,195 6,169 65,750
Other

financial assets
895 441 25 - 14 - - - - - 1,375
Total financial

assets
524,674 192,558 30,465 12,345 9,521 31,230 29,725 50,266 64,278 174,588 1,119,650
Other assets 20,579
Total

assets
1,140,229
Liabilities
Deposits

at amortised
cost 348,337 42,357 10,671 3,861 4,067 3,935 930 530 545 554 415,787
Cash collateral

and
settlement

balances
3,053 64,275 13 - - - - - - - 67,341
Repurchase

agreements
and other

similar
secured

borrowing
7 2,755 10 - - 10,007 1,201 470 - 67 14,517
Debt securities

in issue
- 12,795 6,560 4,147 3,123 8,387 3,325 18,189 14,342 5,501 76,369
Subordinated

liabilities
- 207 78 75 832 4,979 3,266 1,075 5,979 1,665 18,156
Trading

portfolio
liabilities 36,916 - - - - - - - - - 36,916
Financial

liabilities
designated

at fair

value
13,952 127,939 10,890 6,519 3,798 6,981 6,235 7,706 7,127 13,179 204,326
Derivative

financial
instruments 228,617 1 - 8 - 36 42 42 88 370 229,204
Other

financial liabilities
251 2,361 55 52 50 1,110 138 242 351 409 5,019
Total financial

liabilities
631,133 252,690 28,277 14,662 11,870 35,435 15,137 28,254 28,432 21,745 1,067,635
Other liabilities 6,934
Total liabilities 1,074,569
Cumulative

liquidity
gap (106,459) (166,591) (164,403) (166,720) (169,069) (173,274) (158,686) (136,674) (100,828) 52,015 65,660

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Contractual maturity of financial assets and liabilities

(audited)
As at
31 December 2018
On
demand
Not more
than three
months
Over three
months but
not more
than six
months
Over six
months but
not more
than nine
months
Over nine
months but
not more
than one
year
Over one
year

but not
more than
two years
Over two
years but
not more
than three
years
Over three
years but
not more
than five
years
Over five
years but
not more
than ten
years
Over ten
years Total
£m £m £m £m £m £m £m £m £m £m £m
Assets
Cash and

balances

at
central banks 175,534 1,353 118 - 64 - - - - - 177,069
Cash collateral

and
settlement

balances
2,389 74,786 19 - 22 2 - 4 - - 77,222
Loans

and advances

at
amortised

cost
12,506 11,171 7,938 5,416 7,072 26,336 25,559 39,604 48,606 142,198 326,406
Reverse

repurchase
agreements

and other
similar secured

lending
31 1,245 - - - 586 446 - - - 2,308
Trading

portfolio

assets
104,187 - - - - - - - - - 104,187
Financial

assets

at fair
value

through

the
income statement 13,606 112,297 7,174 3,124 2,312 4,677 165 311 829 5,153 149,648
Derivative

financial
instruments 222,384 - 6 1 4 14 11 11 86 21 222,538
Financial

assets

at fair
value

through

other
comprehensive

income
11 3,120 2,784 1,696 2,719 6,080 2,765 7,818 18,659 7,164 52,816
Other

financial assets
761 182 56 - 7 - - - - - 1,006
Total financial

assets
531,409 204,154 18,095 10,237 12,200 37,695 28,946 47,748 68,180 154,536 1,113,200
Other assets 20,083
Total assets 1,133,283
Liabilities
Deposits

at amortised
cost 342,967 30,029 7,282 3,672 3,237 3,983 2,053 520 349 746 394,838
Cash collateral

and
settlement

balances
3,542 63,973 5 2 - - - - - - 67,522
Repurchase

agreements
and other

similar secured
borrowing 1,331 5,542 - - - 3 10,017 1,201 484 - 18,578
Debt securities

in issue
26 14,779 5,937 5,159 7,686 6,984 6,248 12,988 15,812 6,667 82,286
Subordinated

liabilities
- 306 - 78 45 860 5,156 3,387 6,968 3,759 20,559
Trading

portfolio
liabilities 37,882 - - - - - - - - - 37,882
Financial

liabilities
designated

at fair

value
14,280 143,635 6,809 9,051 3,577 10,383 5,689 7,116 4,415 11,879 216,834
Derivative

financial
instruments 219,578 9 - - - 3 3 3 3 44 219,643
Other

financial liabilities
277 2,984 - - - 554 - - - - 3,815
Total financial

liabilities
619,883 261,257 20,033 17,962 14,545 22,770 29,166 25,215 28,031 23,095 1,061,957
Other liabilities 7,547
Total liabilities 1,069,504
Cumulative

liquidity

gap
(88,474) (145,577) (147,515) (155,240) (157,585) (142,660) (142,880) (120,347) (80,198) 51,243 63,779

Expected maturity date may differ from

the contractual dates, to account for:

◾

trading portfolio

assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading
strategies
◾

corporate

and retail deposits, reported under

deposits

at amortised cost, are repayable on demand

or at short notice on a contractual basis. In
practice, their behavioural

maturity is

typically longer than their contractual maturity, and

therefore

these deposits provide stable funding for the
Group’s

operations and liquidity needs because of the broad

base of customers, both numerically and by depositor type
◾

loans to corporate

and retail customers, which are included within loans and advances at amortised cost and financial assets at fair value, may be repaid earlier in line with terms and conditions of the contract
◾

debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value, may include early redemption

features.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

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

Contractual maturity of financial liabilities

- undiscounted (audited)
On
demand
Not more
than three
months
Over three
months

but
not more
than six
months
Over six
months

but
not more
than one
year
Over one
year

but not
more than
three years
Over three
years but
not more
than five
years
Over five
years but
not more
than ten
years
Over ten
years Total
£m £m £m £m £m £m £m £m £m
As at 31 December 2019
Deposits at amortised cost 348,337 42,369 10,682 7,946 4,869 532 554 595 415,884
Cash collateral and settlement
balances 3,053 64,297 13 - - - - - 67,363
Repurchase agreements

and
other similar secured borrowing 7 2,758 10 - 11,300 485 - 149 14,709
Debt securities in issue - 12,850 6,589 7,305 12,330 19,132 16,657 9,398 84,261
Subordinated

liabilities
- 207 78 950 9,822 1,286 7,192 3,025 22,560
Trading

portfolio liabilities
36,916 - - - - - - - 36,916
Financial liabilities designated at
fair value 13,952 128,064 11,020 10,609 13,507 8,054 7,519 19,392 212,117
Derivative financial instruments 228,617 2 - 8 80 45 99 378 229,229
Other financial liabilities 251 2,372 65 126 1,337 351 565 448 5,515
Total financial liabilities 631,133 252,919 28,457 26,944 53,245 29,885 32,586 33,385 1,088,554
As at 31 December 2018
Deposits at amortised cost 342,967 30,047 7,295 6,924 6,069 546 412 816 395,076
Cash collateral and settlement
balances 3,542 63,985 5 2 - - - - 67,534
Repurchase agreements

and
other similar secured borrowing 1,331 5,542 - - 10,238 1,243 486 - 18,840
Debt securities in issue 26 14,810 5,976 12,914 13,849 13,351 17,639 10,254 88,819
Subordinated

liabilities
- 306 - 123 6,147 3,568 7,917 4,413 22,474
Trading

portfolio liabilities
37,882 - - - - - - - 37,882
Financial liabilities designated at
fair value 14,280 143,766 6,948 12,732 16,546 7,679 5,008 17,621 224,580
Derivative financial instruments 219,578 12 - - 6 3 4 59 219,662
Other financial liabilities 277 2,984 - - 554 - - - 3,815
Total financial liabilities 619,883 261,452 20,224 32,695 53,409 26,390 31,466 33,163 1,078,682

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

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

Maturity analysis of off-balance sheet commitments received (audited)
On
demand
Not more
than three
months
Over three
months

but
not more
than six
months
Over six
months

but
not more
than nine
months
Over nine
months

but
not more
than one
year
Over one
year but
not more
than two
years
Over two
years but
not more
than three
years
Over three
years but
not more
than five
years
Over five
years but
not more
than ten
years
Over ten
years Total
£m £m £m £m £m £m £m £m £m £m £m
As at 31 December 2019
Guarantees, letters of
credit and credit
insurance 13,091 106 22 81 - 11 12 21 12 34 13,390
Other commitments
received 91 - - - - - - - - - 91
Total off-balance sheet
commitments received 13,182 106 22 81 - 11 12 21 12 34 13,481
As at 31 December 2018
Guarantees, letters of
credit and credit
insurance 6,288 110 20 13 16 65 10 33 10 5 6,570
Other commitments
received 93 42 - - - - - - - - 135
Total off-balance sheet
commitments received 6,381 152 20 13 16 65 10 33 10 5 6,705

Maturity analysis of off-balance sheet commitments given (audited)
On
demand
Not more
than three
months
Over three
months

but
not more
than six
months
Over six
months

but
not more
than nine
months
Over nine
months

but
not more
than one
year
Over one
year but
not more
than two
years
Over two
years but
not more
than three
years
Over three
years but
not more
than five
years
Over five
years but
not more
than ten
years
Over ten
years Total
£m £m £m £m £m £m £m £m £m £m £m
As at 31 December
2019
Contingent liabilities 23,586 366 86 125 140 143 42 28 3 8 24,527
Documentary credits and
other short-term trade
related transactions 1,287 3 1 - - - - - - - 1,291
Standby facilities, credit
lines and other
commitments 328,623 1,133 792 973 639 269 98 273 139 225 333,164
Total off-balance sheet
commitments given 353,496 1,502 879 1,098 779 412 140 301 142 233 358,982
As at 31 December
2018
Contingent liabilities 16,344 1,102 553 145 170 415 435 641 319 179 20,303
Documentary credits and
other short-term trade
related transactions 70 1,263 325 55 14 11 3 - - - 1,741
Standby facilities, credit
lines and other
commitments 317,257 1,734 1,311 397 667 311 257 424 19 105 322,482
Total off-balance sheet
commitments given 333,671 4,099 2,189 597 851 737 695 1,065 338 284 344,526

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Capital

risk
All disclosures in this section (pages 162

to 171

)

are unaudited unless otherwise stated.
Overvie

w

The CET1 ratio, among

other metrics, is a measure of the capital strength and resilience of Barclays. Maintenance of our capital resources is vital in
order

to meet the

overall capital requirement,

and to cover the Group’s

current and

forecast business needs,

and associated risks in order to provide
a viable and sustainable business offering.

This section provides an overview

of the Group’s: (i) CET1 capital,

leverage and own

funds and eligible liabilities requirements; (ii) capital resources;
(iii) risk weighted assets (RWAs);

(iv) leverage ratios and exposures; and (v) own

funds and eligible liabilities.
More details on monitoring

and managing capital risk may be found in the risk management sections on pages 194 to 196 of the Barclays PLC Pillar
3 Report 201

9

(unaudited)

.
Summary of

performance

in the

period
The Group
continues to be in excess of overall capital requirements, minimum leverage requirements and

minimum requirements for own funds
and eligible liabilities (MREL).
The CET1 ratio ended

the year at 13.8%

(December

201

8:

13.2

%).
CET1 capital decreased by £0.3bn

to £40.8bn. This was driven by underlying

profit generation of £5.0bn offset by dividends paid and foreseen of
£2.4bn,

the additional provision for PPI

of £1.4bn,

pension deficit reduction contribution payments of £0.5bn, a decrease in the currency translation
reserve of £0.5bn

mainly driven by the depreciation

of period end USD against GBP and a loss on the

redemption

of Additional Tier 1 (AT1)
securities of £0.4bn

.
RWAs

decreased by £16.8bn

to £295.1bn

primarily driven by the reduction in the Group’s operational risk RWAs as well as the depreciation of
period end USD against GBP.
The average UK

leverage ratio remained

stable at 4.5% (December 2018:

4.5%) primarily driven by a net increase in AT1 capital, offset by a modest increase in leverage exposure

to £1,143bn

(December 2018: £1,110bn).

The UK leverage rat

io remained stable at

5.1% (December

2018: 5.1%)

.

Key metrics
Common Equity Tier 1 ratio
13.8%
Average UK leverage ratio
4.5%
UK leverage ratio
5.1%
Own funds and eligible

liabilities ratio
32.8%

Overall capital

requirements
The Group’s

Overall Capital Requirement

for CET1 is 12.1% comprising

a 4.5% Pillar 1 minimum, a

2.5% Capital Conservation

Buffer (CCB), a 1.5%
Global Systemically Important

Institution (G-SII) buffer,

a 3.0% Pillar 2A requirement and

a 0.6% Countercyclical Capital

Buffer (CCyB).
The Group’s

CCyB

is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 28 November

2018, the
Financial Policy Committee

(FPC) set the CCyB rate for UK exposures

at 1%. The buffer rates set by other national authorities for non

-UK exposures
are not currently material. Overall,

this results in a 0.6% CCyB for the Group for

Q419.

On 16 December

2019, the FPC announced its intention to
increase the CCyB rate for

UK exposures from

1% to 2%. This

will take effect from

December 2020

and

based on current UK exposures, is expected
to increase the Group’s

CCyB to approximately 1.1%.
The Group

’s

Pillar 2A requirement

as per the PRA’s Individual Capital Requirement

is 5.4%

of which at least 56.25%

needs to be met with

CET1
capital,

equating to approximately 3

.0%

of RWAs. Certain

elements of the Pillar 2A requirement

are a fixed quantum whilst others are a

proportion
of RWAs,

based on a point in time assessment. The Pillar 2A requirement is subject

to at least annual review.
On 27 June 2019,

CRR II came into force amending CRR. As an amending regulation, the existing provisions of CRR apply unless they are amended
by CRR II.

Certain provisions took immediate effect and

these primarily relate to MREL. Amendments within the capital risk section include changes to qualifying criteria for CET1, AT1

and Tier 2 instruments, the inclusion of additional holdings eligible for deduction, an amendment to the treatment

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

of deferred

tax assets and the introduction of requirements for

MREL. Grandfathering and

transitional provisions relating to MREL have also been
introduced.

Other CRR II amendments are expected to take effect from 28 June

2021.

Certain aspects of CRR II are dependent

on final technical standards to

be issued by the European

Banking Authority (EBA) and adopted by

the
European

Commission as

well as UK implementation of the rules. The disclosures in the following section reflect Barclays’ interpretation of the
current rules and guidance.

Minimum leverage

ratio

requirements

The Group

is subject to a

leverage ratio requirement

of 4.0% as at 31 December 2019.

This comprises the 3.25% minimum requirement, a G-SII
additional leverage ratio buffer

(G-SII ALRB) of 0.53%

and a countercyclical leverage ratio buffer

(CCLB) of 0.2%. Although the leverage ratio is
expressed in terms of Tier 1 (T1)

capital, 75% of the minimum requirement,

equating to 2.4375%,

needs to be met with

CET1 capital. In addition,
the G-SII ALRB and CCLB must be covered

solely with

CET1 capital.

The CET1 capital held against the 0.53%

G-SII ALRB was £6.0bn

and against
the 0.2% CCLB was £2.3bn.

MREL
The Group

is required to meet the higher of: (i) the MREL set by the Bank of England; and (ii) the requirements in CRR II, both of which have RWA and leverage based requirements.

MREL is subject to phased implementation and will be fully implemented by 1 January

2022,

at which time

the
Group’s

indicative MREL is expected to be two times the sum of its Pillar 1 and Pillar 2A requirements,

as set by the Bank of England. In addition,
CET1 capital cannot be counted towards

both MREL and the capital buffers, meaning that the buffers will effectively be applied above both

the
Pillar 1 and Pillar 2A requirements

relating to own funds and eligible liabilities. The Bank of England will review the MREL calibration by the end of
2020,

including assessing the proposal for Pillar 2A recapitalisation, which may drive a different 1 January 2022

MREL than currently proposed.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Capital

resources

Capital ratios
a,b,c
As at 31 December
2019 2018
CET1 13.8% 13.2%
Tier 1 (T1) 17.7% 17.0%
Total regulatory

capital
21.6% 20.7%
Capital resources (audited)
2019 2018
As at 31 December
£bn £bn
Total equity excluding

non-controlling

interests per the balance

sheet
64.4 62.6
Less: other equity instruments (recognised

as AT1 capital)
(10.9) (9.6)
Adjustment to retained earnings for

foreseeable dividends
(1.1) (0.7)
Other regulatory adjustments and deductions
Additional value adjustments (PVA) (1.7) (1.7)
Goodwill and intangible assets (8.1) (8.0)
Deferred tax assets that rely on future profitability

excluding temporary

differences
(0.5) (0.5)
Fair value reserves related to

gains or losses on cash flow hedges
(1.0) (0.7)
Gains or losses on liabilities at fair value resulting from own credit
0.3 (0.1)
Defined benefit pension fund assets (1.6) (1.3)
Direct and indirect holdings by an institution of own

CET1 instruments
(0.1) (0.1)
Adjustment under IFRS 9 transitional arrangements 1.1 1.3
Other regulatory adjustments (0.1) -
CET1 capital 40.8 41.1
AT1 capital

Capital instruments and related share premium accounts 10.9 9.6
Qualifying AT1

capital (including minority interests) issued by subsidiaries

0.7 2.4
Other regulatory adjustments and deductions (0.1) (0.1)
AT1 capital 11.4 11.9
T1 capital 52.2 53.0
T2 capital
Capital instruments and related share premium

accounts
7.7 6.6
Qualifying T2 capital (including minority

interests) issued by subsidiaries
4.0 5.3
Other regulatory adjustments and deductions (0.3) (0.3)
Total regulatory capital 63.6 64.6

Notes
a

CET1, T1 and

T2 capital, and

RWAs are

calculated

applying the transitional

arrangements of the

CRR as amended by CRR II applicable as

at the reporting date. This

includes IFRS 9
transitional

arrangements

and the grandfathering

of CRR and CRR II non-compliant capital

instruments.

b

The fully

loaded CET1 ratio,

as is relevant

for assessing against the

conversion trigger in Barclays

PLC AT1 securities, was

13.5%, with £39.7bn of CET1 capital and £

295.0bn

of RWAs calculated

without applying

the transitional

arrangements of the CRR as amended

by CRR II applicable as at the

reporting date.
c

The Group’

s

CET1 ratio, as is

relevant

for assessing

against the conversion

trigger in Barclays

Bank PLC T2 Contingent Capital

Notes, was 13.8%. For this calculation

CET1 capital
and RWAs

are calculated

applying

the transitional arrangements

under the CRR, including the IFRS 9 transitional

arrangements. The benefit

of the Financial Services Authority
(FSA) October 2012

interpretation

of the transitional

provisions, relating to the

implementation of CRD IV, expired

in December 2017.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Movement in CET1 capital
2019
£bn
Opening balance as at 1 January 41.1
Profit for the period attributable to equity holders 3.3
Own credit relating to derivative liabilities 0.1
Dividends paid and foreseen (2.4)
Increase in retained regulatory capital generated from earnings 1.0
Net impact of share schemes 0.3
Fair value through

other comprehensive income reserve
0.1
Currency

translation reserve
(0.5)
Other reserves (0.4)
Decrease in other qualifying reserves (0.5)
Pension remeasurements

within reserves
(0.2)
Defined benefit pension fund asset deduction (0.3)
Net impact of pensions (0.5)
Goodwill and intangible assets (0.1)
Adjustment under IFRS 9 transitional arrangements (0.2)
Decrease in regulatory capital due to adjustments and deductions (0.3)
Closing

balance as at

31 December
40.8

CET1 capital decreased £0.3bn

to £40.8bn

(December 2018:

£41.1bn).

£3.3bn

of capital generated

from profits was partially offset

by £2.4bn

of regulatory dividends

paid and foreseen including

£0.8bn of AT1

coupons
paid. Other movements in the period

were:

◾

A £0.5bn decrease

in the currency translation reserve mainly driven

by the depreciation of period

end USD against GBP
◾

A £0.5bn decrease

as a result of movements relating to pensions, largely due to deficit contribution payments of £0.25bn

in April 2019 and
September 2019
◾

A £0.4bn

loss on the

redemption

of AT1 securities

◾

A £0.2bn decrease

in the IFRS

9 transitional add back primarily due to the

change in the phasing of transitional relief from

95% in 2018

to 85% in
2019

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Risk

weighted assets
Risk weighted assets (RWAs) by risk type and business
Credit risk
Counterparty

credit risk
Market risk
Operational
risk Total RWAs
Std IRB Std IRB Settlement Risk CVA Std IMA
As at 31 December 2019
£bn £bn £bn £bn £bn £bn £bn £bn £bn £bn
Barclays UK 5.2 57.5 0.2

-

-

-

0.2

-

11.8 74.9
Corporate

and Investment Bank
25.7 62.1 12.1 16.9 0.3 2.5 12.8 17.6 21.5 171.5
Consumer, Cards and

Payments
27.2 2.7 0.1

-

-

-

-

0.1 7.6 37.7
Barclays International 52.9 64.8 12.2 16.9 0.3 2.5 12.8 17.7 29.1 209.2
Head Office 5.1 5.8

-

-

-

-

-

-

0.1 11.0
Barclays Group 63.2 128.1 12.4 16.9 0.3 2.5 13.0 17.7 41.0 295.1
As at 31 December 2018
Barclays UK 3.3 59.7 0.2 - - 0.1 0.1 - 11.8 75.2
Corporate

and Investment Bank
26.1 64.8 9.8 14.9 0.2 3.3 13.9 16.2 21.7 170.9
Consumer, Cards and

Payments
29.5 2.2 0.1 0.1 - - - 0.6 7.3 39.8
Barclays International 55.6 67.0 9.9 15.0 0.2 3.3 13.9 16.8 29.0 210.7
Head Office 4.3 5.8 - - - - - - 15.9 26.0
Barclays Group 63.2 132.5 10.1 15.0 0.2 3.4 14.0 16.8 56.7 311.9

Movement analysis of risk weighted assets
Credit risk

Counterparty

credit risk
Market risk Operational risk Total RWAs
Risk weighted assets
£bn £bn £bn £bn £bn
As at 31 December 2018 195.6 28.8 30.8 56.7 311.9
Book size - 3.9 (1.0) (1.5) 1.4
Acquisitions and disposals (0.8) - - - (0.8)
Book quality (2.9) 0.3 - - (2.6)
Model updates 1.5 0.5 - - 2.0
Methodology

and policy
0.8 (1.4) 0.9 (14.2) (13.9)
Foreign

exchange movement
a
(2.9) - - - (2.9)
As at 31 December 2019 191.3 32.1 30.7 41.0 295.1

Note
a

Foreign

exchange movement

does not include

foreign exchange

for counterparty

credit risk or market

risk.

RWAs

decreased £16.8bn

to £295.1

bn:

◾

‘Book size’ increased RWAs

£1.4

bn primarily due to an increase in trading activity, offset by a decrease in operational risk as per the standardised
approach

◾

‘Book quality’ decreased RWAs

£2.6bn primarily

due to changes in risk profile
◾

‘Model updates’ increased RWAs

£2.0bn primarily

due to the recalibration of modelled wholesale RWAs
◾

‘Methodology

and Policy’ decreased RWAs

£13.9

bn primarily due to removal of the operational risk floor
◾

‘Foreign exchange

movements’ decreased RWAs

by £2.9bn

primarily due to the depreciation of period

end USD against

GBP

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Leverage ratios

and exposures

The Group

is required to disclose an average UK leverage ratio which

is based on capital on the last day of each month in the quarter and an
exposure measure

for each day in the quarter.

The Group

is also

required

to disclose

a UK leverage

ratio based on capital and

exposure on

the last
day of the quarter.

Both approaches

exclude qualifying claims on central banks from the leverage exposures.

Leverage ratios
a,b
2019 2018
As at 31 December
£bn £bn
Average UK leverage ratio 4.5% 4.5%
Average

T1 capital
c
51.8 50.5
Average

UK leverage exposure
1,143 1,110
UK leverage ratio 5.1% 5.1%
CET1 capital 40.8 41.1
AT1 capital 10.7 9.5
T1 capital
c
51.6 50.6
UK leverage exposure 1,008 999
UK leverage exposure
2019 2018
As at 31 December
£bn £bn
Accounting assets
Derivative financial instruments 229 223
Derivative cash collateral 57 48
Securities financing transactions (SFTs)
d
111 130
Loans and advances and other assets
d
743 732
Total IFRS assets 1,140 1,133
Regulatory consolidation

adjustments
(1) (2)
Derivatives adjustments
Derivatives netting (207) (202)
Adjustments to cash collateral (48) (42)
Net written credit protection 14 19
Potential future exposure

(PFE) on derivatives
119 123
Total derivatives adjustments (122) (102)
SFTs adjustments 18 17
Regulatory deductions and other adjustments (12) (11)
Weighted off-balance sheet commitments 105 108
Qualifying central bank claims (120) (144)
UK leverage exposure
b
1,008 999

Notes
a

Fully loaded

average UK leverage ratio was

4.4%,

with £50.7bn of T1 capital

and £1,142

bn of leverage

exposure.

Fully loaded

UK leverage ratio was 5.0%, with

£50.4bn of T1
capital and

£1,007bn of leverage exposure.

Fully loaded

UK leverage ratios

are calculated

without applying the

transitional arrangements

of the CRR as amended by CRR II
applicable as

at the reporting

date.

b

Capital and

leverage measures

are calculated

applying the transitional

arrangements of the

CRR as amended by CRR II applicable

as at the reporting date

.
c

The T1 capital

is calculated

in line with the PRA Handbook.
d

Comparative numbers

have been revised

to reflect

the allocation of margin

lending from Loans and

advances and other assets

to SFTs.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

The averag

e

UK leverage ratio remained

stable at 4.5%

(December

2018:

4.5%). T1 capital increased £1.4bn

to £51.8b

n, which included a net
increase in AT1

capital, partially offset by

a modest increase in exposure of £33bn

to £1,143

bn primarily

driven by

SFTs and Weighted off-balance
sheet commitments.

The UK leverage ratio also remained

stable at 5.1%

(December

2018:

5.1%). T1 capital increased £1.0bn

to £51.6

bn, which included a net increase
in AT1 capital. The UK leverage

exposure increased

£9bn to £1,008

bn primarily

driven by

Loans and advances and other assets.

The difference between

the average UK leverage

ratio and the UK leverage ratio was primarily driven by

lower trading

portfolio assets,

settlement
exposures and SFT exposures at quarter

end.

The Group

also discloses a CRR

leverage ratio
a

within its additional regulatory

disclosures prepared

in accordance with EBA guidelines on disclosure
under Part

Eight of the CRR (see

Barclays

PLC Pillar 3 Report 2019

(unaudited)

,

due to be published on 13 February 2020

and which will be
available at home.barclays/annualreport).

Note
a

CRR leverage ratio as amended

by CRR II applicable as

at the reporting

date.

Minimum requirement

for own

funds and

eligible

liabilities

CRR

II

requirements

relating

to

own

funds

and

eligible

liabilities came into

effect

from

27

June

2019.

Eligible liabilities have

been

calculated
reflecting the

Group’s

interpretation

of the

current

rules and

guidance.

Certain aspects of CRR II

are dependen

t

on final technical standards to

be
issued by the EBA and adopted by

the European Commission as well as UK implementation of the rules.

Own funds and eligible

liabilities ratios
a
As at 31 December
2019
2018
c
CET1 capital 13.8% 13.2%
AT1 capital instruments and related share

premium accounts
b
3.6% 3.1%
T2 capital instruments and related share premium

accounts
b
2.5% 2.1%
Eligible liabilities 11.2% 9.7%
Total Barclays PLC (the Parent company) own funds and eligible liabilities
31.2% 28.1%
Qualifying AT1

capital (including minority interests) issued by subsidiaries
0.2% 0.7%
Qualifying T2 capital (including minority

interests) issued by subsidiaries
1.3% 1.6%
Total own funds and eligible liabilities,

including eligible Barclays Bank PLC instruments
32.8% 30.5%
Own funds and eligible

liabilities
a
£bn
£bn
c
CET1 capital 40.8 41.1
AT1 capital instruments and related share

premium accounts
b
10.7 9.6
T2 capital instruments and related share premium

accounts
b
7.4 6.6
Eligible liabilities 33.0 30.4
Total Barclays PLC (the Parent company) own funds and eligible liabilities
92.0 87.7
Qualifying AT1

capital (including minority interests) issued by subsidiaries
0.7 2.3
Qualifying T2 capital (including minority

interests) issued by subsidiaries
4.0 5.1
Total own funds and eligible liabilities,

including eligible Barclays Bank PLC instruments
96.7 95.1
Total RWAs
a
295.1 311.9

Notes
a

CET1, T1 and

T2 capital, and

RWAs are

calculated

applying the transitional

arrangements of the

CRR as amended by CRR II applicable as

at the reporting date. This

includes IFRS 9
transitional

arrangements

and the grandfathering

of CRR and CRR II non-compliant capital

instruments.
b

Includes

other AT1 capital

regulatory adjustments

and deductions of £0.1bn (included

in AT1 issued

by subsidiaries in December 2018: £0.1bn), and

other T2 credit

risk
adjustments

and deductions

of £0.2bn (included in T2 issued

by subsidiaries

in December 2018: £0.3bn).
c

The comparatives

are based on the

Bank of Englan

d's statement

of policy on MREL.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Foreign exchange risk

(audited)
The Group

is exposed to two sources of foreign exchange risk.

a) Transactional foreign

currency exposure

Transactional foreign

currency

exposures represent exposure

on banking assets

and liabilities, denominated in currencies other than the functional currency

of the transacting entity.

The Group’s

risk management policies are designed to prevent

the holding of significant open positions in foreign currencies outside the trading portfolio managed

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
movements to the reva

luation of the Group’s foreign

currency

RWA exposures.

Functional currency of operations (audited)
Foreign

currency
net investments
Borrowings
which hedge the
net investments
Derivatives
which hedge the
net investments
Structural
currency
exposures pre-
economic
hedges
Economic
hedges
Remaining
structural
currency
exposures
£m £m £m £m £m £m
As at 31 December 2019
USD 25,607 (10,048) (1,111) 14,448 (5,339) 9,109
EUR 3,068 (3) - 3,065 (1,122) 1,943
JPY 533 - - 533 - 533
Other currencies 2,001 - (34) 1,967 - 1,967
Total 31,209 (10,051) (1,145) 20,013 (6,461) 13,552
As at 31 December 2018
USD 28,857 (12,322) (2,931) 13,604 (4,827) 8,777
EUR 2,672 (3) - 2,669 (2,146) 523
JPY 489 - - 489 - 489
Other currencies 2,026 - (37) 1,989 - 1,989
Total 34,044 (12,325) (2,968) 18,751 (6,973) 11,778

Economic hedges

relate to exposures arising on foreign currency

denominated preference share and AT1 instruments. These are accounted for at
historical cost under

IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised

on redemption

in retained earnings.

During 2019,

total structural currency exposure

net of hedging instruments increased by £1.8bn

to £13.6bn (2018:

£11.8bn). Foreign

currency
net investments decreased

by £2.8bn

to £31.2bn

(2018: £34.0bn) driven

predominantly by a £3.2bn decrease in USD offset

by a £0.

4bn increase in
EUR. The hedges associated with these investments decreased

by £4.1

bn to £11.2

bn (2018: £15.3bn).

Risk review
Risk performance
Treasury and

Capital risk

1.1%
5.8%
13.6%
24.7%
29.9%
24.9%
0-10 Years
11-20

Years
21-30

Years
31-40

Years
41-50

Years
51 Years +
163

Barclays PLC

2019 Annual Report on Form

20-F

Pension risk

review
The UK Retirement Fund (UKRF)

represents approximately

97% (2018:

97%) of the Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on

the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued.
Existing active members accrue

a combination

of a cash balance benefit

and a defined contribution

element. Pension risk arises as the

market value
of the pension fund assets may decline, investment

returns may reduce

or the estimated

value of the pension liabilities may increase.
Refer to page 196

of the Barclays PLC Pillar 3 Report 2019

(unaudited)

for more information on how

pension risk

is managed.

Assets
The Trustee Board

of the UKRF defines its overall long-term investment strategy with investments across a broad

range of asset classes.

This
results in an appropriate

mix of return seeking assets as well as liability matching assets to better match future pension obligations. The two largest market risks within the asset portfolio are interest

rates and equities. The split of scheme assets is shown within Note

33.

The fair value of the UKRF
assets was £31.4bn

as at

31 December

2019

(2018:

£29.0bn).

Liabilities
The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration.

On an IAS 19 basis these cash flows are
sensitive to changes in the expected long

-term price inflation rate (RPI) and the discount rate (GBP AA corporate bond yield):
◾

An increase in long

-term expected inflation corresponds

to an increase in liabilities;
◾

A decrease in the discount rate corresponds

to an increase in liabilities.
Pension risk is generated

through

the Group’s defined benefit schemes and this

risk is set to reduce

over time as the main defined benefit scheme is
closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31

December 2019

that takes

account of
the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately

93%) fall between 0 and 40 years

,

peaking
between 11

and 20 years and reducing

thereafter. The shape may vary depending

on changes to inflation

and longevity expectations and any
members who elect to transfer out. Transfers

out will bring forward

the liability

cash flows.
For more

detail on the UKRF’s financial and demographic

assumptions see

Note 33

to the financial statements.
Proportion

of liability cash flows

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

The graph

above shows the evolution of the UKRF’s net IAS 19 position over the last two years. During 2019

the net improvement in the IAS 19
position was largely driven by

bank contributions. Credit spreads tightening during

the year had a negative impact which was broadly offset by
changes in other market levels, in particular equity prices and interest rates, and updates to demographic

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

2A requirement

forms part
of the Group’s

Overall Capital Requirement for CET1 capital, Tier 1 capital and total capital. More detail on minimum regulatory

requirements can
be found on

.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Interest rate

risk

in the

banking book
All disclosures in this section (pages 165

to 166

)

are unaudited unless otherwise stated.
Overview
The treasury and capital risk framework covers interest rate sensitive exposures held in the banking book, mostly relating to accrual accounted and
FVOCI instruments. The potential

volatility of net interest

income is measured by an Annual Earnings at Risk (AEaR) metric which is monitored
regularly and reported

to senior management

and the Barclays PLC Board Risk

Committee as part of the

limit monitoring framework.
For further

detail on the interest rate risk in the banking book governance and framework refer to pages 196

to 197 of the Barclays PLC Pillar 3
Report 2019

(unaudited).
Summary of

performance

in the

period
Annual Earnings at Risk

(AEaR), is a key measure of interest

rate risk in the banking book (IRRBB).

Key metrics
AEaR
+£45m
AEaR across the Group

from a positive 25bps shock to forward

interest rate curves.

Net interest

income sensitivity
The table below shows a sensitivity

analysis on pre-tax net interest income for non-traded financial assets and liabilities,

including the effect of any
hedging. NII

sensitivity

uses the

Annual Earnings at Risk

(AEaR) metric as described on page 196 of the Barclays PLC Pillar 3 Report 2019

(unaudited).
Note that this metric

assumes an instantaneous parallel

change to forward

interest rate curves.

The model does not apply floors

to shocked market
rates, but does recognize

contractual product specific

interest rate floors where relevant. The main model assumptions are: (i) one-year ahead time
horizon; (ii) balance sheet is

held constant; (iii)

balances are adjusted for assumed behavioural profiles (i.e. considers that customers may prepay

the
mortgage

s

before the contractual maturity); and (iv) behavioural

assumptions are kept unchanged in

all rate

scenarios.
Net interest income sensitivity (AEaR) by business

unit
a,b,c,d

(audited)
Barclays UK
Barclays
International Head Office Total
£m £m £m £m
As at 31 December 2019
+25bps 16 25 4 45
-25bps (57) (74) (4) (135)
As at 31 December 2018
+25bps 28 55 5 88
-25bps (71) (73) (5) (149)

Notes
a

Excludes

minor investment

banking business.
b

Expected

fixed

rate mortgage pipeline

completions

in Barclays

UK assumed to be consistent

with level and timing of pipeline hedging.
c

The Group’s

customer banking

book hedging activity

is risk

reducing from an

NII sensitivity

perspective. The hedges in place

remove interest

rate risk and smooth income over the
medium term.

The NII sensitivity

for the Group at 31 December 2019 without

hedging in

place for +/-25bp rate

shocks would

be £140m/£(229)m respectively.
d

NII sensitivity

for December 2018 restated

due to increased

portfolio coverage, primarily the

inclusion of the Treasury

portfolio.

NII asymmetry arises due to the current low

interest rate levels as some customer products

have embedded

floors.

NII sensitivity

to a +25bp

shock
to rates has decreased year

on year as a result of actions taken to reduce the exposure

to falling interest rates and increased bond holding

s

outright
in the liquidity pool.

Risk review
Risk performance
Treasury and

Capital risk

Barclays PLC

2019 Annual Report on Form

20-F

Net interest income sensitivity (AEaR) by currency
a,b

(audited)
2019 2018
+25 basis

points
-25 basis

points
+25 basis points -25 basis points
As at 31 December
£m £m £m £m
GBP
38

(93)
56

(112)
USD
29

(32)
36

(37)
EUR (10) (20) (5)
3

Other currencies (12)
10

1

(3)
Total
45

(135)
88

(149)

Notes
a

Excludes

minor investment

bank businesses.
b

NII sensitivity

for December 2018 restated

due to increased

portfolio coverage,

primarily

the inclusion

of the Treasury portfolio.

Analysis of

equity

sensitivity

Equity sensitivity measures the overall impact

of a +/-

25bps movement

in interest rates on retained earnings, fair value through other comprehensive

income (FVOCI), cash flow hedge reserves

and pensions. For non

-NII items

a DV01

metric is

used, which is an indicator of the shift
in value for a 1 basis point movement

in the yield curve.

Analysis of equity sensitivity
a

(audited)
2019 2018
+25 basis
points
-25 basis
points
+25 basis
points
-25 basis
points
As at 31 December
£m £m £m £m
Net interest income 45 (135) 88 (149)
Taxation effects

on the above
(11) 34 (22) 37
Effect on profit for the year 34 (101) 66 (112)
As percentage of net profit after tax
1.0% (3.0%) 2.6% (4.4%)
Effect on profit for

the year (per above)
34 (101) 66 (112)
Fair value through

other comprehensive income reserve
(321) 329 (253) 260
Cash flow hedge reserve
(534) 534 (574) 574
Taxation effects

on the above
214 (216) 207 (209)
Effect on equity
(607) 546 (554) 513
As percentage of equity
(0.9%) 0.8% (0.9%) 0.8%

Note

a

December 2018

sensitivities

restated due

to increased portfolio coverage, primarily

the inclusion of the

Treasury

portfolio.
Movements in the FVOCI reserve

impact CET1 capital. However,

movements in the cash flow hedge reserve and pensions remeasurement reserve
recognised in FVOCI do

not affect CET1 capital.

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
not directly comparable. The non-

traded VaR represents the

volatility

to capital

driven by

the FVOCI exposures. These exposures are in the

banking
book and do

not meet the criteria

for trading book treatment.

Analysis of volatility of the FVOCI portfolio in the liquidity pool
2019 2018
Average High Low Average High Low
For the year ended 31 December
£m £m £m £m £m £m
Non-traded

market value at risk (daily, 95%)
45 53 35 45 61 32

DVaR trended

upwards

for the first three quarters of 2019

as outright duration and asset swap spread risk

increased. The liquidity pool de-

risked
substantially in early Q4, causing an associated reduction

in DVaR.

Risk review
Risk performance
Operational risk

Barclays PLC

2019 Annual Report on Form

20-F

All disclosures in this section are unaudited

unless otherwise stated.
Overview
Operational risks are inherent in the Group’s

business activities and it is not cost effective or possible to attempt to eliminate all operational risks.
The Operational Risk Framework

is therefore focused on identifying operational

risks,

assessing them and

managing them within the Group’s
approved

risk appetite.

The Operational Risk principal risk comprises the following risks:

Data Management & Information

Risk;

Financial Reporting Risk; Fraud Risk;
Payments Process Risk;

People Risk; Premises Risk; Physical Security Risk; Supplier Risk;

Tax Risk; Technology

Risk;

Transaction Operations

Risk and
Execution Risk. The operational risk profile is also informed by a number

of risk themes:

Cyber, Data, and Resilience. These

represent threats to the
Group

that extend across multiple risk

types, and therefore

require

an integrated risk management approach.
For definitions of these risks refer

to pages 199 to 200

of the Barclays PLC Pillar 3 Report 2019.

In order to provide complete coverage

of the
potential adverse impacts on

the Group arising from

operational risk, the operational risk taxonomy extends beyo nd the risks

listed above to cover
operational risks associated with other

principal risks too.
This section provides an analysis of the Group’s

operational risk profile, including events above the Group’s reportable

threshold, which have had

a
financial impact in 2019.

The Group’s

operational risk profile is informed by bottom

-up risk assessments

undertaken by

each business unit

and top-
down qualitative review by the

Operational Risk specialists for each risk type. Fraud, Transaction

Operations and Technol

ogy continue to be
highlighted as key operational

risk exposures.

For information

on conduct

risk events see

.
Summary of

performance

in the

period
During 2019,

total operational risk losses
a

decreased to £169m

(2018:

£230m) and the number of recorded events for 2019

(2,098) was at the
same level as 2018

(2,068). The total operational risk losses

for the year were mainly driven

by events falling within the Execution, Delivery

and
Process Management and External Fraud

categories, which tend to be high volume but low impact events.
Key metrics
84%
of the Group’s

net reportable operational

risk events had a

loss value of £50,000

or less
67%
of events by number

are due to external fraud
60%
of losses are from ev

ents aligned to Execution, Delivery and Process Management

Operational risk

profile
Within operational risk, there are a large number

of small

risk events.

In 2019,

84% (2018:

84%) of the Group’s reportable operational

risk events
by volume had

a value of less than £50,000 each.

Cumulatively, events under

this £50,000 threshold accounted

for only 19% (2018:

14%) of the
Group’s

total net operational risk losses.

A small proportion

of operational risk events have a material impact on the financial results of the Group.
The analysis below presents the Group’s

operational risk events by Basel event category:

Risk review
Risk performance
Operational risk

Barclays PLC

2019 Annual Report on Form

20-F

Note

a

The data

disclosed

includes

operational risk losses for reportable

events having

impact of > £10,000 and excludes

events

that are conduct or legal risk,

aggregate and boundary
events.

A boundary event

is an operational

risk event that results

in a credit risk impact. Due to the

nature of risk events that

keep evolving, prior year losse

s

have been updated.
◾

Execution, Delivery and Process Management impacts

decreased to £101m

(2018:

£130m)

and accounted for 60% (2018:

57%) of total
operational risk losses. The events in this category

are typical of the

banking industry as a whole where

high volumes of transactions are
processed on a daily basis, mapping

mainly to Barclays Transaction Operations risk type. The overall frequency

of events in this

category
remained stable year

-on-year

at 28% of total

events by volume (2018:

31%).
◾

External Fraud remains the category with the highest frequency of events at 67% of total events in 2019

(2018:

62%). In this

category,

high
volume, low value events are driven

by transactional fraud often related to debit and credit card usage. Ratio of losses in this category increased
to 28% of total 2019

losses (2018:

21%), driven

mainly by increased fraud attacks on the Group’s systems following implementation of Cheque
Imaging as part of the clearing process.

◾

Business Disruption and System Failures

accounted for an increased

share at 11% of total impacts (2018:

6%), although actual losses

remained
broadly

stable at £18m (2018:

£14m)

and volume of events fell slightly to

86 (2018:

99).
◾

Employment Practices and Workplace

Safety impacts show a significant decrease to £1m

(2018:

£35m) accounting for 0.4%

of total

operational
risk losses in 2019

(2018:

15%), while volume of events in this category also

decreased to 17

in 2019

(2018:

46). The 2018

loss was

mainly
incurred

from a low number

of events with significant

impacts (three single legacy events relating to closed businesses accounted for 90% of
total impacts).
Investment continues to be made in improving

the control environment across the Group.

Particular areas of focus include new and enhanced
fraud prevention

systems

and tools to combat the increasing level of fraud

attempts being made and to minimise any disruption

to genuine
transactions. Fraud remains an industry wide threat and the

Group

continues to work closely with external partners on various preventio

n
initiatives.

Operational Resilience is a key

area of focus for the Group.

Disruption to our business activities is a material inherent risk within the Group

and
across the financial services industry,

whether arising through

impacts on our technology systems, our real estate services,

availability of personnel
or services supplied by third parties. Failure

to build resilience and recovery

capabilities

into our business activities may result in significant
customer detriment, costs to reimburse losses incurred

by the Group’s

customers, market impact and reputational damage. In common

with the
rest of the Financial Services industry, the

Group

expects continued regulatory

scrutiny in relation to resilience.

Technology,

resilience and cyber
security risks evolve rapidly

so the Group maintains continued focus and investment in our control environment

to manage these risks,

and actively
partners with peers and relevant organisations to

understand and disrupt

threats originating outside the Group.

Risk review
Risk performance
Operational risk

Barclays PLC

2019 Annual Report on Form

20-F

Cyber-attacks are a global threat

that are inherent across all industries. The financial sector remains a primary target for cyber criminals, hostile
nation states, opportunists and hacktivists.

There are high levels of sophistication in criminal hacking for the purpose of stealing money, stealing,
destroying or

manipulating data (including customer data) and/or

disrupting operations, where multiple threats exist

including threats arising from
malicious emails, distributed denial of service (DDoS) attacks,

payment system compromises,

insider attackers, supply chain and vulnerability
exploitation. Cyber events can have a compounding

impact on services and customers, e.g.

data breaches in social networking sites, retail
companies and payments networks.

The threat of cyber

-attack is recognised by the Group

along with the significant

potential impact on all areas of its business ranging

from
operational matters to its scrutiny

of its relationships with its suppliers, customers and other external stakeholders. Regulators in the UK, US

and
Europe

continue to focus on cyber

-security risk management in the financial

sector and have highlighted the need for

financial institutions to
improve

their monitoring and

control of, and resilience (particularly of critical services) to cyber-attacks, and to provide timely notification of them, as appropriate. This has resulted in a number

of proposed laws, regulations and other requirements

that necessitate

implementation of a variety of
increased controls and enhancement

activities for regulated Group

entities.

These include, among

others, the adoption of cyber security policies
and procedures

meeting specified criteria,

minimum required

security measures, controls and procedures for

enhanced reporting and public
disclosures, compliance certification requirements, and other cyber and information

risk governance measures. The Group

continues to

use an
intelligence-driven defence approach,

analysing external events for current and emerging

cyber threats which allows

the delivery of proactive
counter measures; the Group

also completes cyber threat scenarios and incident playbooks to assess our security posture and business impacts
and runs an internal adversarial capability which simulates hackers to proactively test controls and r

esponses. The increased control environment
will continue to enhance our

security posture and our ability to better protect the organisation and our customers. Cyber-attacks however

are
increasingly sophisticated and there can be no assurance that the measures implemented will be fully effective to prevent

or mitigate future
attacks, the consequences of which could

be significant to the Group. Furthermore,

such measures have resulted and will result

in increased
technology and

other costs in connection with cyber security mitigation

and compliance for the Group.
For further

information, refer

to operational risk management section (pages 105

-106).

Risk review
Risk performance
Model risk,

Conduct

risk,

Reputation risk and

Legal risk

Barclays PLC

2019 Annual Report on Form

20-F

All disclosures in this section are unaudited

unless otherwise stated.
Model risk

Since the inception of model risk as a principal risk, key achievements to date include creating a complete model inventory

across the firm, roll out
of a robust Model Risk Management (MRM) framework

and the validation of all high material

models. In 2019

the framework and

governance of
model risk was further improved

by:
◾

enhancing the Barclays PLC Board

oversight of model risk, through

the reporting of the model risk tolerance framework

and periodic updates to
the Barclays PLC Board

on the progress of the MRM implementation;
◾

validating a third of the po

pulation of low material models;
◾

strengthening the model inventory

identification process, including enhancing the model lifecycle technology platform

;

and
◾

better alignment of documentation

requirements to model materiality.
In 2020

MRM will continue to focus on the validation of remaining low material models, bringing

95% of model risk into governance

as well

as
reviewing performance

monitoring of models already in governance to assess

their compliance with the framework.
Conduct risk

Barclays is committed

to continuing to drive the right culture throughout

all levels

of the organisation. The Group

will continue to enhance effective
management of conduct

risk and appropriately consider

the relevant tools, governance and management information

in decision-making
processes. Focus on management

of conduct risk is ongoing and amongst other

relevant business and control management information the
Trading

Entity Conduct Dashboards are a key component

of this.

The Group

continues to review the role and impact of conduct Risk Events and issues in the remuneration process at both the individual and
business level.
Businesses have continued

to assess

the potential customer,

client and market impacts of strategic change. As part of the 2019

Medium-Term
Planning Process, associated Strategic Risk Assessment and Strategic Element of the Business Plan, material conduct risks associated with
strategic and financial plans were assessed.

Throughout

2019, conduct risks were raised by each business area for consideration by relevant Board

level committees.

The committees reviewed
the risks raised and whether management

’s proposed actions were appropriate to mitigate the risks effectively. The Board received regular

updates
with regards

to key risks and issues including those relating to regulatory change and the effectiveness of the control environment.

The Group

continued to incur costs in relation to litigation and conduct matters, refer to Note 26 Legal, competition and regulatory

matters and
Note 24 Provisions, for

further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these
matters remains a necessary and important

part of delivering the Group’s

strategy and an ongoing

commitment to improve

oversight of culture
and conduct.

Barclays has operated

at the

overall

set tolerance for conduct

risk throughout 2019.

The tolerance adherence is assessed

by the business areas
through

Key Indicators which

are aggregated and provide

an overall rating which is

reported

to relevant Board

level committees.

This is supported
by additional tools such as the Risk and Control

Self-Assessment.
Reputation

risk
Barclays is committed to identifying reputation

risks and issues

as early as

possible and managing them

appropriately. At

a Group level throughout
2019,

reputation risks

and issues

were overseen by the Board Reputation

Committee (RepCo)

until September 2019 and

the Board thereafter

(refer to
the Board report on page 3 for further detail),

which reviews the processes

and policies by which Barclays

identifies

and manages reputation risk.

Within
the Barclays Bank UK Group and the Barclays

Bank Group reputation

risks and issues

were overseen by the respective

risk

and board risk committees.
The top live and emerging reputation

risks and issues

within the Barclays

Bank UK Group and

the Barclays Bank Group

are included

within

an over-
arching quarterly report at the

respective Board level.
RepCo and the Board reviewed risks

escalated by the businesses

and considered

whether management’s

proposed actions,

for example attaching
conditions to proposed client

transactions

or increased engagement

with impacted

stakeholders,

were appropriate

to mitigate

the risks

effectively.
RepCo and the Board also received regular updates

with regard to

key reputation

risks and issues,

including: legacy conduct

issues;

Barclays’ association
with sensitive

sectors; cyber and data security;

consumer and

household debt;

fraud and scams that

could impact Barclays

customers

and the resilience
of key Barclays systems

and processes.
The Group

continued to

incur costs

in relation to litigation

and conduct

matters, refer to Note

26 Legal,

competition and

regulatory matters

and Note

24
Provisions for further details.

Costs

include customer redress and remediation,

as well

as fines

and settlements.

Resolution of these matters

remains an
ongoing

commitment

to improve oversight of

culture and

conduct and

management

of reputation.
In 2019,

Corporate Relations

received 498 referrals

from across

the businesses

(486 referrals in 2018) for consideration.

These

referrals covered a
variety of potentially controversial

sectors and topics

including, but

not limited to,

environmental and

social risks.
As part of Barclays 2019 Medium Term Planning process,

material reputation

risks associated

with strategic and financial

plans were also

assessed.
Legal risk

The Group

remains committed to continuous improvements

to manage legal risk

effectively. A number

of enhancements have been implemented
during

2019,

including updating the Group framework for

managing legal risk

and associated policies as well as reviewing legal risk tolerances and risk appetite. Updated legal risk mandatory

training was

also implemented across the Group,

reinforced

by ongoing engagement and education of
the Group’s businesses and functions.
Throughout

2019, the Group operated

within set

tolerances for legal risk. Tolerance

adherence

is assessed

through

key indicators, which are
reviewed through

the relevant risk and control committees. In addition to ongoing monitoring,

legal risk

controls are reviewed

and assessed
annually as part of the Risk and Control Self-Assessment process.

Risk review
Supervision and

regulation

Barclays PLC

2019 Annual Report on Form

20-F

Supervision

of the

Barclays Group

The Barclays Group’s

operations, including its overseas branches, subsidiaries and associates, are subject to a large number

of rules and regulations
that are a condition for authorisation to conduct

banking and financial services business in each of the jurisdictions in which the Barclays Group operates. These apply to business operations, impact financial returns and include capital, leverage and liquidity requirements, authorisation, registration and reporting

requirements, restrictions on certain activities, conduct of business regulations and many others. Regulatory developments impact the Barclays

Group

globally. We focus particularly on

EU, UK and US regulation due to the location of the Barclays Group’s principal areas of business. Regulations elsewhere may also have a significant impact on

the Barclays Group

due to the location of its

branches,
subsidiaries and, in some cases, clients. For more

information on the risks related to the supervision and regulation of the Barclays Group,

including
regulatory

change, see the Risk Factor entitled ‘Regulatory Change agenda and impact on Business Model’ on page 93.

Supervision

in the UK and EU

The Barclays Group’s

operations in Europe

are authorised and regulated

by a combination of its UK home regulators and host regulators in the
European

countries where the Barclays Group

operates. The impact

of the UK’s departure from

the EU in this respect and,

more broadly,

its

impact
on the UK domestic regulatory framework,

is yet

to be finally determined. In

the UK, day-to-day regulation

and supervision of the Barclays Group

is
divided between the Prudential Regulation Authority

(PRA) (a division of the Bank of England (BoE))

and the Financial Conduct Authority (FCA). In
addition, the Financial Policy Committee (FPC) of the

BoE has influence on the prudential requirements that may be imposed on the banking system through

its

powers of direction

and recommendation.

Barclays Bank PLC

and Barclays Bank UK PLC are authorised

credit institutions and subject to prudential supervision by the PRA and subject to conduct regulation

and supervision by the FCA. The Barclays Group

is also

subject to prudential supervision by

the PRA on a group

consolidated
basis. Barclays Capital Securities

Limited is authorised and supervised by

the PRA as a PRA-designated investment firm and subject to conduct regulation and supervision by

the FCA. Barclays Services Limited is an appointed representative of Barclays Bank PLC and Clydesdale Financial
Services Limited.

Barclays Bank Ireland

PLC is

licensed as a credit institution by the Central

Bank of Ireland (CBI)

and is designated as

a significant institution falling
under direct supervision

on a solo basis by the European Central Bank (ECB). Barclays Bank Ireland

PLC’s EU branches are supervised by the ECB
and are also subject to direct supervision for

local conduct purposes by

national supervisory authorities in the jurisdictions where they are established.

The Barclays Group

is also subject to regulatory initiatives undertaken by the UK Pay ment Systems Regulator (PSR), as a participant in payment
systems regulated by

the PSR.

The PRA’s continuing

supervision of the Barclays Group

is conducted through

a variety of regulatory tools, including the collection of information by way of prudential returns

or cross-firm reviews, reports obtained

from skilled persons, regular supervisory

visits

to firms and regular

meetings
with management and

directors to discuss issues such as strategy, governance,

financial resilience,

operational resilience, risk management,

and
recovery

and resolution.

Parliament gave the

FCA a single strategic objective – to ensure that relevant markets function well – and three operational

objectives: to protect
consumers, enhance market integrity and promote

competition. The FCA’s supervision of the UK firms in the Barclays Group is carried out through
a combination

of proactive engagement,

regular thematic work and

project work based on the FCA’s sector assessments, which analyse the different areas of the market

and the risks

that may lie ahead.

Both the PRA and the FCA apply standards that either anticipate or go beyond

requirements established by global or EU standards, whether in relation to capital, leverage and liquidity,

resolvability and resolution or

matters of conduct.

The FCA has focused on conduct

risk and on customer outcomes and will continue to do so. This has included a focus on the design and operation of products, the behaviour

of customers and the operation of markets. The FCA is conducting on

-going work on fair pricing

in financial

services,
affordability and fair

treatment of vulnerable customers. These initiatives may impact future revenues

and increase conduct costs and costs of
remediation.

The FCA and the PRA also apply the Senior Managers and

Certification Regime (the SMCR) which imposes a regulatory approval,

individual
accountability and fitness and propriety

framework

in respect of senior or key individuals within relevant firms.

Supervision

in the US

The Barclays Group’s

US activities and operations are subject to umbrella supervision by the Board

of Governors of the Federal Reserve System
(FRB), as well as additional supervision, requirements

and restrictions imposed by other federal and

state regulators and self-regulatory
organisations (SROs). Barclays

PLC, Barclays Bank PLC and

its US branches and subsidiaries are subject to a comprehensive regulatory

framework
involving numerous

statutes,

rules and regulations. In some cases, US requirements

may impose restrictions on the Barclays Group’s

global
activities, in addition to its activities in the US.

Barclays PLC, Barclays

Bank PLC and Barclays

US LLC (BUSL) are regulated

as bank holding companies (BHCs) by the FRB. BUSL is the Barclays
Group’s

top-tier US holding company

that holds substantially

all of the Barclays Group’s

US subsidiaries (including Barclays Capital Inc. and
Barclays Bank Delaware). BUSL is

subject to requirements in respect of capital adequacy,

capital planning and stress testing, risk management and
governance,

liquidity, leverage limits, large exposure

limits, activities

restrictions and financial regulatory

reporting.

Barclays Bank PLC’s US
branches are also subject to enhanced

prudential supervision requirements

relating to, among other things, liquidity and risk management.

Barclays PLC, Barclays

Bank PLC and BUSL have elected to be treated

as financial holding companies

(FHCs) under the Bank Holding Company

Act
of 1956.

FHC status allows these entities to engage in a variety of financial and related activities,

directly or

through

subsidiaries,

including
underwriting,

dealing and market making in securities. Failure to maintain FHC status could result in increasingly stringent penalties and ultimately, in the closure or cessation of certain operations in the US.

Risk review
Supervision and

regulation

Barclays PLC

2019 Annual Report on Form

20-F

In addition to umbrella oversight

by the FRB, many of the Barclays Group’s

branches and subsidiaries are regulated by

additional authorities based
on the location or activities of those entities. The New York and Florida branches

of Barclays Bank PLC are subject to supervision and regulation by, respectively,

the New York State Department of Financial

Services (NYSDFS) and the Florida Office of Financial Regulation,

as well as the applicable
Federal Reserve Banks.

Barclays Bank Delaware,

a Delaware chartered commercial

bank, is subject to supervision and regulation by the Delaware
Office of the State Bank Commissioner,

the Federal Deposit Insurance

Corporation

(FDIC), and the Consumer Financial

Protection Bureau

(CFPB).
The deposits of Barclays Bank Delaware are insured

by the FDIC and Barclays

PLC, Barclays Bank PLC and

BUSL are required

to act as a

source of
strength for Barclays Bank Delaware.

This could, among

other things, require these entities to inject capital into Barclays Bank Delaware if it fails to
meet applicable regulatory

capital requirements. Barclays Bank Delaware is subject to direct supervision and regulation by the CFPB, which has the
authority to examine and take enforcement

action related to compliance with US federal consumer

financial laws and regulations.

The Barclays Group’s

US securities broker/dealer

and investment banking operations, primarily

conducted

through Barclays Capital

Inc., are also
subject to ongoing

supervision and regulation by

the Securities

and Exchange Commission

(SEC), the

Financial Industry Regulatory

Authority
(FINRA) and

other government

agencies and SROs

under US federal and

state

securities laws.

The Barclays Group’s

US commodity futures, commodity options and

swaps-related and client clearing operations are subject to ongoing supervision and regulation by

the Commodity Futures Trading

Commission (CFTC), the

National Futures Association and other SROs. Barclays
Bank PLC is also a US registered swap dealer and is subject to the

FRB swaps rules with respect to margin and capital requirements.

Supervision

in Asia Pacific

The Barclays Group’s

operations in Asia Pacific are supervised and regulated by

a broad range

of national banking and financial services regulators.

Brexit
There remains much

uncertainty regarding

the state

of the future relationship between the UK and the EU and therefore the potential impact

of the
UK's withdrawal from

the EU on the financial regulatory framework

in the UK. Following the UK’s withdrawal from the EU on 31

January 2020,
pursuant to the withdrawal agreement

negotiated between the UK and the EU in October 2019,

firms incorporated

and authorised in the UK are
able to continue to provide

services into the

EU27,

and firms incorporated

and authorised in the EU27 are able to continue to provide

services into
the UK in accordance

with the terms

of the withdrawal agreement for

the duration of the transition period

set out

in the agreement. Following

the
expiry of that transitional period

in December 2020,

the ability

of UK firms to access the EU market and vice versa would depend upon the terms of
any future trade deal between the

UK and the EU, including whether such deal provides

for any access rights in respect of financial services. It
would also depend upon

whether the EU grants equivalence to the UK as a

third country

pursuant to equivalence regimes in existing EU financial
services legislation. If, after the expiry of the transitional period in December 2020,

there is no deal or arrangement cover

ing financial

services in
place and assuming no third country

"equivalence"-based recognition in place, the Barclays Group entities

in the UK would

no longer

be able to
access EU markets as they do today

.

As a result of the onshoring

of EU legislation

in the UK, UK firms would (at least initially) be subject to substantially the same rules and regulations as before

Brexit. The UK may seek to make changes to these rules going forward,

particularly in the
event of no deal or arrangement

covering financial services,

where they are not subject to any requirements

to maintain particular rules or
standards for equivalence purposes.

Financial regulatory framework

(a) Prudential regulation

Certain Basel III standards were implemented

in EU law through

the Capital

Requirements Regulation

(CRR) and the Capital Requirements Directive
IV (CRD IV). Beyond

the minimum standards required by CRD IV,

the PRA has expected the Barclays Group, in common

with other major UK banks
and building societies, to meet a 7% Common

Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1 January 2016.

Global systemically important banks (G-

SIBs), such as the Barclays Group,

are subject to a

number

of additional prudential requirements, including
the requirement to hold

additional loss-absorbing capacity and additional capital buffers above the level required

by Basel III standards. The level of
the G-SIB buffer is set by the

Financial Stability Board (FSB) according

to a bank’s

systemic importance and can range

from 1% to 3.5% of risk-
weighted assets (RWAs).

The G-SIB buffer

must be met with CET1. In November

2019, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that

applies to the Barclays Group.

The Barclays Group

is also subject to a ‘combined

buffer requirement’

consisting of (i) a

capital conservation buffer,

and (ii) a countercyclical
capital buffer (CCyB). The CCyB is based on rates

determined by

the regulatory authorities in each jurisdiction in which the Barclays Group maintains exposures. These rates may vary in

either direction. In December

2019,

the FPC raised the UK CCyB

rate from 1% to 2% with binding
effect from

December 2020.

The PRA requires

UK firms to hold additional capital to cover risks which the PRA assesses are not fully captured by the Pillar 1 capital requirement.
The PRA sets this additional capital requirement

(Pillar 2A) at least annually, derived from each firm's individual capital guidance. Under current
PRA rules, the Pillar 2A must be met with at least 56% CET1 capital and no more than 25% tier 2 capital. In addition, the capital that firms use to meet their minimum requirements

(Pillar 1 and Pillar 2A) cannot be counted

towards meeting the combined buffer

requirement.

The PRA may also impose a 'PRA buffer'

to cover risks over a forward

looking planning horizon, including

with regard to firm-specific stresses

or
management and governance

weaknesses.

If the PRA buffer is imposed on a specific firm, it must be met separately to the combined buffer
requirement,

and must be met fully with CET1 capital.

The systemic risk buffer (which

can be set

between 0% and 3% of RWAs)

is a firm-specific buffer,

that is designed to increase the capacity of ring-
fenced bodies, such as Barclays Bank UK PLC,

to absorb stress, and which must be met solely with CET1 capital. The buffer rate applicable to the
Barclays Group’s

ring-fenced

sub-group

is 1% of

RWAs. The systemic risk buffer

is now incorporated

in the calculation

of banks' stress test hurdle
rates, which are the target capital ratios

set

by the PRA, with a view to capturing

domestic as

well as global systemic

importance.

Final BCBS standards on counterparty

credit risk, leverage, large exposures and a Net Stable Funding

Ratio (NSFR) are being implemented under

EU
law via the Risk Reduc

tion Measures package, which was published in the Official Journal in June 2019

and includes the

CRR II regulation, the CRD
V directive and the BRRD II directive.

Risk review
Supervision and

regulation

Barclays PLC

2019 Annual Report on Form

20-F

The BCBS’s finalisation of ‘Basel III – post-crisis regulatory reforms’

in December 2017,

among other things, eliminated model-based approaches for
certain categories of RWAs,

revised the standardised approach’s

risk weights for a variety of exposure

categories, replaced the four current
approaches

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

purposes
(meaning, for the Barclays Group,

a leverage ratio buffer of 0.75%).

The majority of the final Basel III changes are due to be implemented commencin

g

1 January 2022,

with a five-year phase-in period for the output floor,

although the precise timing as

it applies to the Barclays Group
depends on national and EU legislative processes. The new market risk framework,

including rules made as a result of the ‘fundamental review of the trading book’, is expected to be implemented in

the UK first as a reporting requirement,

with further legislation needed to replace the existing,
binding market risk requirements.

In the US, in October 2019,

the FRB and other US regulatory agencies released final rules to tailor the applicability of prudential requirements for
large domestic US banking

organisations, foreign banking

organisations and their intermediate holding companies (IHCs), including BUSL. In the final rule, BUSL is a “Category III” IHC. BUSL is therefore

subject to full standardised liquidity requirements, including the liquidity coverage ratio,
which has been implemented by the US regulatory

agencies, and the NSFR,

which has been proposed

by the US regulatory agencies but does not
have a clear timeframe for finalisation.

In June 2018

and October 2019,

the FRB finalised

rules regarding

single counterparty credit limits

(SCCL). The SCCL apply to the largest US BHCs
and foreign

banks’ (including the Barclays Group’s)

US operations. The SCCL

creates two separate

limits for foreign

banks, the first on combined US
operations (CUSO) and the second on the US IHC (BUSL). The SCCL for US BHCs, including BUSL, will go into effect in 2020

and requires that
exposure to an unaffiliated counterparty

of BUSL not exceed 25% of BUSL’s tier 1 capital. With respect to the CUSO, the SCCL rule allows certification to the FRB that a foreign bank

complies with comparable home

country regulation.

In November

2019, the FRB issued a proposal to extend by 18

months the initial compliance date for foreign

banks' CUSO to

allow the home
countries of foreign banks time to finalize comparable

home

country regulation. Under

the proposal, Barclays Bank PLC would not need to comply
with the CUSO requirement

until 1 July 2021.

In order to give the FRB time to

finalize the November

proposal, in December 2019

the FRB separately
granted Barclays

Bank PLC relief from the SCCL CUSO requirement

through a letter indicating that

Barclays

Bank PLC is not required

to provide the
CUSO certification until 1 July 2020.

Stress testing

The Barclays Group

and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions,

designed to assess
the resilience of banks to adverse economic

or financial developments and ensure that they have robust, forward

-looking capital planning
processes that account for the risks associated with their business profile. Assessment by regulators is on both

a quantitative and qualitative basis,
the latter focusing

on such elements as data provision, stress testing capability including model risk management and internal management
processes and controls.

(b) Recovery and Resolution

Stabilisation and resolution framework

The 2014

Bank Recovery

and Resolution Directive (BRRD) established a framework for the recovery and resolution of EU credit institutions

and
investment firms. Amendments

to BRRD (referred

to as

BRRD II) were

made via the finalisation

of the EU Risk Reduction Measures. Member

states
are required

to transpose BRRD II into national law by 28 December 2020

(subject to certain exceptions).

On 28 December 2017,

a related EU directive came into force harmonising the priority ranking of unsecured debt instruments under national
insolvency laws. The directive

has been transposed into national law in the UK, dividing a financial institution’s non

-preferred

debts into three
classes in a descending ranking

order

(ordinary, secondary and tertiary non

-preferential debts).

UK resolution authorities are empowered

by law to intervene in and resolve a UK financial institution that is failing or likely to fail. The BoE (in consultation with the PRA

and HM Treasury

as appropriate)

has several stabilisation options where a banking institution is failing or likely to fail,
including, for example, to transfer some or

all of the securities or business of the bank to a commercial purchaser or a ‘bridge bank’ owned

by the
BoE or to transfer the banking institution into

temporary

public ownership.

When exercising any of its stabilisation powers, the BoE must generally
provide

that shareholders bear first losses, followed by creditors

in accordance with the priority of their claims in insolvency.

In order

to enable the exercise of its stabilisation powers, the BoE may impose a temporary stay on the rights of

creditors to terminate, accelerate or
close out contracts, or override

events of default or termination rights that might otherwise be invoked as a result of a resolution action and modify contractual arrangements

in certain circumstances (including a variation of the terms of any securities). In addition, the BoE has the power to
override,

vary, or

impose conditions or contractual obligations between

a UK bank, its

holding company

and its

group

undertakings, in order to
enable any transferee or successor bank

to operate effectively after

any of the resolution tools have been applied. HM Treasury

may also amend the
law for the purpose

of enabling it to use its

powers under

this regime effectively, potentially with retrospective effect.

These powers

apply
regardless of any contractual restrictions

and compensation that may be payable.

In addition, the BoE is required

by law to permanently write-down,

or convert

into equity, tier 1 capital

instruments and tier 2 capital instruments at
the point of non

-viability of

the bank. This power

will be extended to include eligible liabilities (such as liabilities under MREL instruments (see TLAC and MREL below)) once

BRRD II is implemented.

The BoE’s preferred

approach for

the resolution of the Barclays Group is a bail-in strategy

with a single point of entry at Barclays PLC.

Under such a
strategy, Barclays

PLC’s subsidiaries would remain operational

while Barclays PLC’s eligible liabilities would be

written down or

converted to equity
in order to recapitalise the Barclays

Group

and allow for the continued provision

of services and operations throughout the resolution. The order in which the bail-in tool is applied reflects the hierarchy

of capital instruments. Accordingly,

the more subordinated

the claim,

the more likely losses
will be suffered.

Risk review
Supervision and

regulation

Barclays PLC

2019 Annual Report on Form

20-F

The PRA has made rules that require

authorised firms to draw up recover

y

plans and resolution packs, as

required

by the BRRD. Recovery

plans are
designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore

their business to a stable
and sustainable condition. Removal of potential impediments to an orderly

resolution of a banking group

or one or more of its subsidiaries

is
considered as part of the BoE’s and PRA’s

supervisory strategy for each firm, and the PRA can require

firms to make significant changes in order

to
enhance resolvability.

The Barclays Group

currently provides the PRA with a recovery

plan annually and with a resolution pack as

requested.

In July 2019,

the BoE and PRA published final policies on the Resolvability Assessment Framework (RAF), design ed to increase transparency and
accountability and clarify the responsibilities on firms with respect to resolution. The RAF consists of three components: (i) how the BoE will assess
resolvability; (ii) the requirement

for certain firms to perform an assessment of their preparations for resolution,

submit a report to the PRA and
publish a summary of their most recent report;

and (iii) the BoE’s publication of a statement concerning

the resolvability of each in-scope firm.

The
BoE will assess firms against three resolvability outcomes

they must meet by 2022:

(i) adequate financial resources; (ii) being able to continue to do business through

resolution and restructuring;

and (iii) being able to communicate and coordinate within the firm and with authorities.

While regulators in many jurisdictions have

indicated a preference for

single point of entry resolution for the Barclays Group,

additional resolution
or bankruptcy

provisions may apply to certain Barclays Group

entities

or branches.

In the US, BUSL is subject to the Orderly Liquidation

Authority established by Title II of the Dodd-Frank Act, a regime for the orderly liquidation of
systemically important financial institutions by the FDIC, as an alternative to proceedings

under the US Bankruptcy

Code. In addition, the

licensing
authorities of each US branch of Barclays

Bank PLC and of Barclays Bank Delaware have

the authority to take possession of the business

and
property

of the applicable branch or entity they license and/or to revoke or suspend such licence.

In the US, Title I of the DFA, as amended, and

the implementing regulations issued by the FRB and the FDIC require each bank holding company
with assets of $250bn

or more, including those within the Barclays Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. The Barclays Group’s

next submission of the US Resolution Plan in respect
of its US operations will be due on 1 July

2020.

Barclays Bank Ireland

PLC, as a significant institution under the Single Resolution Mechanism Regulation (SRMR), is subject to the powers of the
Single Resolution Board

(SRB) as the Eurozone resolution authority.

The CBI and the ECB require Barclays Bank Ireland

PLC to submit a

standalone
BRRD-compliant recovery

plan on an annual basis.

The SRB has the power to require

data submissions

specific to Barclays Bank Ireland

PLC under
powers conferred

upon it by the BRRD and the SRMR.

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

(MREL) on financial institutions
to facilitate their orderly

resolution without broader

financial disruption or recourse to public funds. In November 2015,

the FSB finalised

its
proposals to enhance the loss-absorbing capacity of G-SIBs and set a new minimum requirement

for ‘total loss-absorbing capacity’ (TLAC). The
FSB also published guiding

principles on internal TLAC in July 2017.

The EU is implementing the TLAC standard (including

internal TLAC) via the MREL requirement for

G-SIBs and the relevant amendments are
contained in the Risk Reduction

Measures package. Under the BoE’s 2018

statement

of policy on MREL, the BoE will set MREL for UK G

-SIBs as
necessary to implement the TLAC standard

and institution or group

-specific MREL

requirements will depend on

the preferred resolution strategy
for that institution or group.

Internal MREL for operating

subsidiaries will

be scaled within a 75-90% range

of the external requirement that would
apply to the subsidiary if it were a resolution entity.

The starting point for the scalar will be 90% for ring

-fenced bank sub

-groups.

The MREL requirements

are being phased in as from 1 January

2019. From

1 January 2020, G-

SIBs with resolution entities

incorporated

in the UK,
including the Barclays Group,

will be subject to an MREL requirement equivalent to the higher of: (i) the sum of two times the Pillar 1 requirement and one times the Pillar 2A requirement;

or (ii) the higher of two times the

leverage ratio or 6% of leverage

exposures. The MREL requirements will
be fully implemented by 1 January

2022,

at which time

such G-SIBs will

be required

to meet an MREL equivalent to the higher of: (i) two times the sum of their Pillar 1 and Pillar 2A requirements;

or (ii) the higher of two times their leverage ratio or 6.75%

of leverage exposures.

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
internal MREL requirement.

In the US, the FRB’s TLAC rule

includes provisions that require BUSL to have: (i) a specified outstanding amount of eligible long-term debt; (ii) a
specified outstanding amount of TLAC (consisting of common

and

preferred

equity regulatory capital plus

eligible long-term debt); and (iii) a
specified common

equity buffer.

In addition, the FRB’s TLAC rule prohibits BUSL, for so long as the Barclays Group’s overall resolution plan treats
BUSL as a non

-resolution entity, from issuing TLAC to entities other than those within the Barclays

Group.

Bank Levy and FSCS
The BRRD requires EU member

states to

establish a pre-funded

resolution financing arrangement

with funding equal to 1% of covered

deposits

by
31 December

2024

to cover the costs of bank resolutions. The UK has implemented this requirement by way of a tax

on the balance sheets of
banks known as the ‘Bank Levy’.

In addition, the UK has a statutory compensation fund

called the Financial Services Compensation Scheme (FSCS), which is funded by way of annual levies on most financial services firms authorised under

FSMA.

(c) Structural reform

Risk review
Supervision and

regulation

Barclays PLC

2019 Annual Report on Form

20-F

In the UK, the Financial Services (Banking Reform)

Act 2013

put in place a

framework

for ring

-fencing certain operations of large banks and
secondary legislation passed in 2014

elaborated on the operation

and application of the

ring-fence. Ring

-fencing requires, among other things, the
separation of the retail and smaller deposit-taking business activities of UK banks into a legally distinct, operationally separate and economically
independent entity, which is not permitted

to undertake

a range of activities.

US regulation places further

substantive limits on the activities that may be conducted

by banks and holding

companies, including foreign banking
organisations such as the Barclays Group.

The ‘Volcker

Rule’, which was part of the DFA and which came into effect in the

US in 2015,

prohibits
banking entities from undertaking

certain proprietary

trading activities

and limits

such entities’ ability to sponsor or

invest in certain private equity
funds and hedge funds (in each case broadly

defined). As required

by the rule, the Barclays Group has developed

and implemented an extensive
compliance and monitoring

programme

addressing proprietary trading and covered fund activities

(both inside and outside of the US). In August
2019

the Volcker

regulatory

agencies

finalised

amendments to the Volcker

Rule’s proprietary trading

provisions, which became effective on 1
January 2020

(with a mandatory compliance date of 1 January 2021). The amendments generally provide greater flexibility for banking entities,

and
in particular for business units that operate

solely outside the US. The Volcker

Rule agencies have indicated that further changes are likely to be proposed

in 2020

with regard to the Volcker covered

funds provisions.

(d) Market infrastructure regulation

In recent years, regulators as well

as global-standard setting bodies such as the International Organisation of Securities

Commissions (IOSCO) have
focused on improving

transparency

and reducing risk in

markets, particularly risks related to over

-the-counter (OTC)

transactions. This

focus has
resulted in a variety of new regulations across the

G20 countries and beyond

that require or encourage on

-venue trading, clearing, posting of
margin and disclosure of pre

-trade and post-trade information.

Some of the most

significant developments are described

below.

The European

Market Infrastructure

Regulation, as amended, (EMIR) has introduced

requirements designed to improve transparency

and reduce
the risks associated with the derivatives market, some of

which are

still to be fully implemented. EMIR has potential operational and financial impacts on the Barclays Group,

including by imposing

new collateral requirements. Over the coming months, European regulators will

undergo

a
review of the exchange

of collateral rules,

raising the possibility of some alterations to

the existing rules. European

regulators are also currently
consulting on details of the recent amendments to EMIR, which could potentially have a significant impact on our clearing business.

CRD IV com

plements EMIR by applying higher

capital requirements for bilateral,

uncleared OTC derivative trades.

Lower capital requirements for
cleared derivative trades

are only available if the central counterparty

(CCP) through

which the trade is

cleared is recognised as a ‘qualifying central
counterparty’

(QCCP) which has been authorised or recognised

under EMIR.

The Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation

(collectively referred

to as

MiFID II) have largely
been applicable since 3 January

2018.

MiFID II affects many of the investment markets in which the Barclays Group operates, the instruments in
which it trades and the way it transacts with

market counterparties and other

customers. MiFID II is

currently underg

oing a review process in order
to determine those areas of the regulation

that require further amendment.

These amendments are being considered

particularly in light

of the EU’s
ongoing

focus on the development of a stronger

Capital

Markets Union.

As par

t

of the EU’s sustainable finance action plan, new regulatory requirements are being introduced to provide

greater transparency on the
environmental

and social impact of financial investments. These include (i) the Regulation on Sustainability-Related Disclosures, which introduces
disclosure obligations regarding

the way in which financial institutions integrate environmental, social and governance factors in their investment
decisions, and (ii) the Taxonomy

Regulation, which provides

for a general framewor

k

for the development of an EU-wide classification

system for
environmentally sustainable economic

activities.

These new requirements

will have an impact on the Barclays Group

as an intermediary performing
investment services for

customers and investors.

The EU Benchmarks Regulation applies to the administration, contribution and use of benchmarks within the EU. Financial institutions

within the
EU are prohibited

from using benchmarks

unless their administrators

are authorised, registered or

otherwise recognised

in the EU,

subject to
transitional provisions expiring

on 1 January

2022. The FCA has stated

that it does not intend to support

LIBOR after the end of 2021.

International
initiatives are therefore

underway

to develop alternative benchmarks and back

stop arrangements.

US regulators have imposed similar rules as the

EU with respect to the mandatory on

-venue trading

and clearing of certain derivatives, and post-
trade transparency,

as well as in relation to the margining

of OTC derivatives.

US regulators are continuing

to review and consider their rules with respect to their application on a cross-border basis,

including with respect to
their registration requirements

in relation to non

-US swap dealers and security-based swap dealers. The regulators may adopt further rules, or
provide

further guidance, regarding

cross-border applicability. In December 2017,

the CFTC and the

European

Commission recognised the trading
venues of each other’s jurisdiction to allow market participants to comply with mandatory on

-venue trading

requirements while trading on certain
venues recognised

by the other jurisdiction. In April 2019,

the CFTC issued

temporary

relief that would permit trading venues

and market
participants located in the UK to continue to rely on this mutual recognition framework

following a withdrawal of the UK from

the EU.

Certain participants in US swap markets are required

to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or,

following the
compliance date for relevant SEC rules, with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’.

Such registrants
are subject to CFTC, and will be subject to SEC, regulation

and oversight. Entities required

to register as

swap dealers are subject to business
conduct, recordkeeping

and reporting requirements under CFTC rules. Barclays Bank PLC is subject to regulation by the FRB, and has provisionally registered with the CFTC as a swap dealer.

Accordingly,

Barclays Bank PLC is subject to CFTC rules on business conduct, record

-keeping and
reporting

and to FRB rules on capital

and margin.

The CFTC has approved

certain comparability determinations that permit substituted compliance with non-US regulatory regimes for certain swap
regulations. Substituted compliance is permitted for

certain transaction-level requirements,

where applicable, only with respect to transactions
between a non-US swap dealer and a non

-US counterparty,

whereas entity-level determinations generally apply on an entity-wide basis regardless of counterparty

status. In April 2019,

the CFTC issued temporary relief that would permit swap dealers located in the UK to continue to rely on existing CFTC substituted compliance determinations with respect to EU requirements in the event of a withdrawal of the UK from

the EU. In

Risk review
Supervision and

regulation

Barclays PLC

2019 Annual Report on Form

20-F

addition, the CFTC has issued guidance that would require

a non-US swap dealer to comply with certain CFTC rules in connection with transactions that are “arranged,

negotiated or executed” from

the US. The CFTC

has provide

d

temporary

no-action relief from application of the guidance. In
December 2019

the CFTC proposed rules that would, for certain CFTC requirements, codify on a permanent basis,

the temporary no

-action relief
for transactions that are arranged,

negotiated or executed in the US. The proposed

rules would also codify certain aspects

of the CFTC's current
cross-border

framework with respect to internal and external business

conduct requirements,

and it is expected that the CFTC will introduce
additional proposed

rules addressing mandatory

clearing, trading and reporting

requirements. In October 2017,

the CFTC issued

an order
permitting substituted compliance with EU margin

rules for certain uncleared derivatives. However,

as the Barclays Group

is subject to the margin
rules of the FRB, it will not benefit from the CFTC’s action unless the FRB takes a similar approach.

The SEC finalised the rules governing

security based swap dealer registration in 2015

but clarified that

registration timing is contingent

upon the
finalisation of certain additional rules under

Title VII of DFA.

In December

of 2019

the SEC

adopted a final cross-border

rule that, upon publication
in the federal register, will

trigger the timeline for security-based swap dealer registration, which will be required

18 months following

the effective
date of those rules, currently

expected in September 2021.

When security-based swap dealer registration

is required,

it is

anticipated that Barclays Bank PLC and/or

one or more

of its

affiliates will be required
to register in that capacity and thus will be required

to comply with the SEC’s

rules for security-

based swap dealers. These rules may impose costs
and other requirements

or restrictions that could impact our business. As with similar CFTC rules, substituted compliance will be available for
certain security-based swap dealer requirements;

however,

the SEC

has not yet issued any comparability determinations, and the ultimate scope
and applicability of such determinations remains unclear.

(e) Conduct, culture and other regulation

Conduct and culture

The PRA and FCA measures to increase the individual accountability of senior managers and other covered

individuals in the

banking sector
include: the ‘Senior Managers Regime’, which

applies to

a limited number

of individuals with senior management responsibilities within a firm; the
‘Certification Regime’, which

is intended to assess and monitor the fitness and propriety

of a wider range of employees who

could pose a risk

of
significant harm to

the firm or its customers; and conduct rules that individuals subject to either regime must comply with. From March 2017,

the
conduct rules have applied more

widely to other staff of firms within the scope of the regime, including the Barclays Group.

Our regulators have

also enhanced their focus on the promotion

of cultural values as a key

area for

banks, although they generally view the
responsibility for reforming

culture as primarily sitting with

the industry.

Data protection and PSD2

Most countries in which the Barclays Group

operates have comprehensive

laws governing

the collection and use of personal information.
Prominent

media reporting

of recent cyber

-security

breaches or data losses and the

significant penalties being handed down

by European privacy
regulators have heightened

interest in data privacy worldwide. The introduction

of the EU’s

General Data Protection Regulation (GDPR)

does not
significantly alter the core

principles established under the earlier Data Protection Directive, but it creates a harmonised privacy

regime across
European

member states with

penalties up to the higher of 4% of global turnover

or €20

million. The GDPR also

institutes new mandatory breach
notification requirements,

enhances the rights of individual data subjects and introduces an accountability principle concerned with openly
demonstrating compliance. The international nature

of our business and IT infrastructure means personal information may be available in countries
other than from where

it originated. The

GDPR has extra-territorial effect where

a business established outside the EU is processing personal data of individuals located in the EU (e.g. European

based customers or clients) and such processing relates to the offering of goods or services to such
individuals, or the monitoring

of their behaviour in the EU.

In the United States, the California Consumer

Privacy Pro

tection Act (CCPA), effective 1 January 2020

requires companies that process information
regarding

California residents to

make new disclosures to consumers about

their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. It remains unclear what modifications will be made, if any,

to the CCPA and its regulations and how

these will be interpreted. The introduction of the CCPA has prompted several other US
states to consider similar legislation. Elsewhere non

-EU countries such as Bermuda, Brazil, India, Cayman Islands, China, Guernsey,

Jersey, Isle of
Man, and Switzerland have introduced

or updated existing legislation,

or are considering

new laws, with

provisions that are either inspired by

the
GDPR or that otherwise provide enhanced

rights to data subjects.

The revised Payment Services

Directive (PSD2) introduces

additional security requirements when customers and clients are accessing account

s

or
making payments online. In August 2019,

the FCA agreed an 18

-month plan for firms to implement these requirements, referred to as

Strong
Customer Authentication (SCA).

Cyber security and operational

resilience

Regulators in Europe

and the US continue to focus on cyber security risk management and organisational operational resilience and overall
soundness across all financial services firms, with customer and market expectations of continuous access to financial services at an all-time high.

This has a led to a number

of proposed

laws and changes to regulatory frameworks being

published, such as

the UK regulators’ proposals for

a new
operational resilience regime, that necessitate the

implementation of a variety of increased controls and enhancemen

t

activities for regulated
Barclays Group

entities. To comply with these new requirements, firms such as the Barclays

Group

have adopted or

will adopt a

variety of increased
controls and processes, including, among

others, the amendment of cyber security policies and procedures to include specified criteria,

additional
security measures for enhanced

reporting

and public disclosures,

compliance certification requirements, operational

resilience and more advanced
recovery

solutions, as well as other cyber and information

risk governance measures. These increased controls will enhance industry standardisation, expand

and enhance our

resilience capabilities

as well as increase our ability to protect and

maintain customer service during
potential disruptions. Such

measures are likely to result in increased technology

and compliance costs for the Barclays Group.

Sanctions and financial crime

The UK Bribery

Act 2010

introduced a new form of corporate criminal liability

focused broadly

on a company’s failure to prevent bribery

on its
behalf. The Criminal Finances Act 2017

introduced

new corporate criminal offences of failing to

prevent the facilitation of UK and overseas

tax
evasion. Both pieces of legislation have broad

application and in certain circumstances may have extra-territorial impact on entities, persons or

Risk review
Supervision and

regulation

Barclays PLC

2019 Annual Report on Form

20-F

activities located outside the UK, including Barclays PLC

and its subsidiaries. The UK Bribery Act requires

the Barclays Group

to have adequate
procedures

to prevent bribery which, due to the extra-terr

itorial nature of the Act,

makes this both complex

and costly. Additionally, the Criminal
Finances Act requires the Barclays Group

to have reasonable prevention

procedures in place to prevent the criminal facilitation of

tax evasion by
persons acting for, or

on behalf of, the Barclays Group.

In May 2018,

the Sanctions and Anti-Money Laundering Act became law in the UK. The Act allows for the adoption of an autonomous

UK
Sanctions regime, as well as a more

flexible licensing regime post-Brexit.

In July 2018,

the 5th EU Anti-Money Laundering

Directive entered into force. Amongst other things, the Directive introduces changes to the
Enhanced Due Diligence measures that are required

in respect of customer relationships or transactions involving high risk non-EU countries. EU
Member States are required

to implement the requirements of the Directive by January 2020.

The UK Government has confirmed

that it

will
implement the requirements

of the Directive, regardless of the outcome of Brexit, and on 10

January changes

to the UK Money Laundering
Regulations came into force.

In the US, the Bank Secrecy Act, the USA PATRIOT

Act 2001

and regulations thereunder

contain numerous anti-money laundering

and anti-
terrorist financing requirements

for financial institutions. In addition, the Barclays Group

is subject

to the US Foreign

Corrupt Practices Act, which
prohibits certain payments to foreign

officials, as well as rules and regulations relating to economic sanctions and embargo programs administered
by the US government,

including the US Office of Foreign Assets Control and the US Department of State, which restrict certain business activities with certain individuals, entities, groups,

countries and territories.

In some cases, US state and federal regulations

addressing sanctions, money laundering

and other financial crimes may impact entities, persons or
activities located outside the US, including Barc

lays PLC and its subsidiaries. The enforcement of these regulations has been a major focus of US state and federal government

policy relating to financial institutions

in recent years, and failure

of a financial institution to ensure compliance could
have serious legal, financial and reputational consequences

for the institution.

Financial review

Contents

Barclays PLC

2019 Annual Report on Form

20-F

A review of the Group’s

performance, including the key performance

indicators, and the
contribution of each of our businesses to the overall performance of the Group.

Financial review
Page
◾

Key performance indicators

179
◾

Consolidated summary income statement

181
◾

Income statement

commentary

182
◾

Consolidated summary balance sheet

183
◾

Balance sheet commentary

184
◾

Analysis of results by

business

◾

Non-IFRS performance measures 193

Financial review

Key performance

indicators

Barclays PLC

2019 Annual Report on Form

20-F

In assessing the financial performance

of the Group, management uses a range of KPIs which focus on the Group’s financial strength, the

delivery
of sustainable returns and

cost management. Barclays continues to target greater than 10% RoTE, excluding litigation and conduct

.

However,

given
global macroeconomic

uncertainty and the current low interest rate environment, it has become more challenging to achieve this

in 2020.
Notwithstanding these headwinds, the Group

believes it can achieve a meaningful improvement

in returns in 2020

.

Cost control remains a priority
and management continues to target a cost: income ratio of lower than 60% over time.

Non-IFRS performance measures
The Group’s

management believes that the non-IFRS performance

measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing

the businesses’

performance

between
financial periods, and provide

more detail concerning

the elements

of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group.

They also reflect an

important aspect of the way

in which operating targets are defined
and performance

is monitored by management. However,

any non

-IFRS performance measures in this

document are

not a substitute for IFRS
measures and readers should consider

the IFRS measures as well. Refer to pages 193

to 199 for

further information

and calculations of non-IFRS
performance

measures included throughout this section,

and the most directly comparable

IFRS measures.

Definition
Why is it important

and how the

Group performed
Common Equity Tier 1 (CET1)
ratio
Capital requirements are part
of the regulatory

framework
governing

how banks and
depository institutions are
supervised. Capital ratios
express a bank’s capital as a
percentage of its RWAs

as
defined by the PRA.
CET1 ratio is a measure of
capital that is predominantly
common

equity defined by the
CRR, as amended by the CRR II
applicable as at the reporting
date.
The Group’s

capital management objective is to maximise shareholder

value by
prudently managing

the level and mix

of its capital to: ensure the Group and all
of its subsidiaries are appropriately

capitalised

relative to their regulatory
minimum and stressed capital requirements, support

the Group’s risk appetite,
growth

and strategic options, while

seeking to maintain a robust

credit
proposition for

the Group and its subsidiaries.
The CET1 ratio increased to 13.8%

(December 2018:

13.2%). CET1 capital
decreased by £0.3bn

to £40.8bn. This was driven by underlying

profit
generation of £5.0bn

offset by dividends paid and foreseen of £2.4bn,

the
additional provision for PPI

of £1.4bn,

pension deficit reduction contribution
payments of £0.5bn, a decrease in the currency

translation reserve of £0.5bn,
mainly driven by the depreciation

of period end USD against GBP, and

a loss on
the redemption of AT1

securities

of £0.4bn.

RWAs decreased by

£16.8bn

to
£295.1bn

primarily driven by

the reduction in the Group’s operational risk
RWAs, as

well as the depreciation of period

end USD against GBP.
Group

target: CET1 ratio of c.13.5%. Revised from

c.13.0%

during the period, to
reflect the removal of the operational risk

RWAs floor which increased

the CET1
ratio by c.60bps.
CET1

ratio
13.8%
2018:

13.2%
2017:

13.3%
Average UK leverage ratio
The ratio is calculated as the
average transitional Tier 1
capital divided by average

UK
leverage exposure.

The
average exposure

measure
excludes qualifying central
bank claims.
The leverage ratio is non

-risk based and is intended to act as a supplementary
measure to the risk-based capital metrics such as the CET1 ratio.
The average UK

leverage ratio remained

stable at 4.5% (2018:

4.5%) primarily
driven by

a net increase in AT1 capital, offset by a modest increase in leverage exposure to £1,143bn

(2018:

£1,110bn).
Group

target: maintaining the UK leverage ratio above the expected minimum requirement.
Average UK leverage
ratio
4.5%
2018:

4.5%
2017:

4.9%

Financial review

Key performance

indicators

Barclays PLC

2019 Annual Report on Form

20-F

Definition
Why is it important

and how the

Group performed
Return

on average
shareholders’

equity
RoE is

calculated as

profit after
tax attributable

to ordinary
shareholders,

as a proportion
of average

shareholders’

equity
excluding

non-controlling
interests

and other

equity
instruments.
This measure

indicates the

return generated

by

the management

of the business

based
on shareholders’

equity.

RoE for

the Group

was

4.5% (2018:

3.1%).
Group RoE
4.5%
2018:

3.1%
2017:

(3.1%)
Return

on average tangible
shareholders’

equity
RoTE is

calculated

as profit
after tax

attributable

to
ordinary

shareholders,

as a
proportion

of average
shareholders’

equity excluding
non-controlling

interests

and
other equity

instruments
adjusted

for the deduction

of
intangible

assets

and goodwill.
This measure

indicates the

return generated

by

the management

of the business

based
on shareholders’

tangible

equity.

Achieving

a target RoTE

demonstrates

the
organisation's

ability to

execute

its strategy

and align

management's

interests

with the
shareholders'.

RoTE lies at

the heart

of the Group's

capital allocation

and performance
management

process.

RoTE for

the Group

was 5.3% (2018:

3.6%)

due to an

attributable

profit of

£2,461m
(2018:

£1,597m)

which included

charges

for litigation

and conduct

of £1.8bn,

reflecting
an additional

PPI provision.
RoTE for

the Group,

excluding litigation

and conduct,

increased

to 9.0%

(2018:

8.5%), in
line with

the 2019

target.

Based

on an average

target

CET1 ratio

of 13.2%,

RoTE

was
also 9%.
Group

target:

Group RoTE,

excluding

litigation and

conduct,

of greater

than 10%.
Group RoTE
5.3%
2018:

3.6%
2017:

(3.6%)
Group RoTE

excluding
litigation

and conduct
9.0%
2018:

8.5%
2017:

(1.2%)
Operating

expenses
Operating

expenses

excluding
litigation

and conduct.
Barclays

views operating

expenses

as a

key strategic

area for

banks;

those who actively
manage costs

and control

them effectively

will gain

a strong competitive

advantage.
Group

operating

expenses

were £13.6bn,

in line with

2019

guidance,

while total
operating

expenses

were £15.4bn

(2018:

£16.2bn).
Total operating
expenses
£15.4bn
2018:

£16.2bn
2017:

£15.5bn
Operating expenses
£13.6bn
2018:

£13.9bn
a
2017:

£14.2bn
Cost: income

ratio
Total

operating

expenses
divided

by total income.
This is a

measure

management

uses to assess

the productivity

of the business
operations.

Managing

the cost

base is

a key execution

priority for

management

and
includes

a review

of all categories

of discretionary

spending

and an analysis

of how we
can run the

business to

ensure

that costs

increase

at a slower

rate than

income.

The Group

cost: income

ratio, including

litigation and

conduct,

decreased

to 71% (2018:
77%)

due to increased

income

and favourable

total operating

expenses,

which included
an additional

PPI provision.
The Group

cost: income

ratio, excluding

litigation

and conduct,

decreased

to 63%

(2018:
66%)

as favourable

income

and cost

efficiencies

were partially

offset by

continued
investment.

Group

target:

a cost: income

ratio of below

60% over

time.
Cost:

income ratio
71%
2018:

77%
2017:

73%
Cost:

income ratio
excluding litigation
and conduct
63%
2018:

66%
2017:

68%
Note
a

Group operating expenses,

excluding

litigation and

conduct, and a GMP charge of £140m.

Financial review

Consolidated

summary

income statement

Barclays PLC

2019 Annual Report on Form

20-F

2019 2018 2017 2016 2015
For the year ended 31 December
£m £m £m £m £m
Continuing operations
Net interest income 9,407 9,062 9,845 10,537 10,608
Net fee, commission and other income 12,225 12,074 11,231 10,914 11,432
Total income 21,632 21,136 21,076 21,451 22,040
Credit impairment charges (1,912) (1,468) (2,336) (2,373) (1,762)
Operating costs (13,359) (13,627) (13,884) (14,565) (13,723)
UK bank levy

(226) (269) (365) (410) (426)
Operating expenses

(13,585) (13,896) (14,249) (14,975) (14,149)
GMP charge

-

(140) - - -
Litigation and conduct (1,849) (2,207) (1,207) (1,363) (4,387)
Total operating expenses (15,434) (16,243) (15,456) (16,338) (18,536)
Other net income/(expenses) 71 69 257 490 (596)
Profit before tax 4,357 3,494 3,541 3,230 1,146
Tax charge
a
(1,003) (911) (2,066) (865) (1,079)
Profit after tax in respect of continuing

operations
3,354 2,583 1,475 2,365 67
(Loss)/profit after tax in respect of discontinued operation - - (2,195) 591 626
Non-controlling

interests

in respect of continuing operations
(80) (234) (249) (346) (348)
Non-controlling

interests

in respect of discontinued operation
-

-

(140) (402) (324)
Other equity instrument holders (813) (752) (639) (457) (345)
Attributable profit/(loss) 2,461 1,597 (1,748) 1,751 (324)
Selected financial statistics
Basic earnings/(loss) per share 14.3p 9.4p (10.3p) 10.4p (1.9p)
Diluted earnings/(loss) per share 14.1p 9.2p (10.1p) 10.3p (1.9p)
Dividend per ordinary

share
9.0p 6.5p 3.0p 4.5p 6.5p
Return on average

shareholders’ equity
4.5% 3.1% (3.1%) 3.0% (0.6%)
Return on average

tangible shareholders’ equity
5.3% 3.6% (3.6%) 3.6% (0.7%)
Cost: income ratio 71% 77% 73% 76% 84%
Return on average

total assets
0.19% 0.13% (0.14%) 0.13% (0.02%)
Dividend payout

ratio
b
49% 48% (29%) 43% (334%)
Average

total equity

to average

total assets
5.2% 5.2% 5.7% 5.3% 5.0%
Performance measures excluding litigation

and conduct
c
Profit before

tax
6,206 5,701 4,748 4,593 5,533
Attributable profit/(loss) 4,194 3,733 (598) 3,036 3,640
Return on average

tangible shareholders’ equity
9.0% 8.5% (1.2%) 6.2% 7.6%
Cost: income ratio 63% 66% 68% 70% 64%
Notes
a

From 2019,

due to an

IAS 12 update,

the tax re

lief on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the income statement,

whereas it was
previously

recorded

in retained

earnings. Comparatives have

been restated, reducing the

tax charge for 2018 by £211m,

2017

by £174m

,

2016 by £128m

and 2015 by

£70m.

This
change does not

impact earnings

per share

or return on average tangible shareholders’

equity.

Further detail can

be found in Note 1.
b

Total dividends

paid

to ordinary equity holders of the

parent during the year

divided by profit

after tax attributable to ordinary

equity holders of the

parent.
c

Refer

to pages 197 to 199

for further

information

and calculations

of performance measures

excluding litigation

and conduct.

The financial information above

is extracted from the published accounts. This information should be read together with the information included
in the accompanying

consolidated financial statements.

Financial review

Income

statement

commentary

Barclays PLC

2019 Annual Report on Form

20-F

2019

compared

to 2018
RoE was 4.5% (2018:

3.1%). RoTE, excluding

litigation and conduct, increased to 9.0% (2018:

8.5%), in line with

the 2019

target. Statutory EPS
was 14.3p

(2018:

9.4p) and diluted EPS was 14.1p

(2018:

9.2p).
Profit before

tax was £4,357m

(2018:

£3,494m), including

an additional provision for PPI of £1,400m (2018:

£400m). Excluding litigation and
conduct, profit before

tax was

£6,206m

(2018:

£5,701m), with higher income and lower operating

expenses

partially offset by increased year-

on-
year credit impairment charges. The 4% appreciation

of average USD against GBP positively impacted income and profits and adversely impacted
credit impairment charges and

operating expenses.
Total income

increased 2% to £21,632m.

Barclays UK income was stable, as ongoing margin

pressure and continued reduced

risk appetite

in UK
cards were offset by

mortgage and

deposit balance growth. Barclays

International income increased 5%, with CIB income up 5% and CC&P income up 4%. Within CIB, Markets income increased due to continued

market share gains
a
, while Banking fees income was stable and a reduction in
Corporate

lending income was partially offset by an increase in Transaction banking income. Higher

CC&P income reflected growth

in US co-
branded

cards and payments partnerships

.
Credit impairment charges increased to £1,912m

(2018:

£1,468m). The 2019

charge includes the impact of macroeconomic

scenario updates and
an overall reduction

in unsecured gross exposures.

Prior year

comparatives included the impact of favourable macroeconomic scenario updates
and a £150m

charge regarding

the anticipated economic uncertainty in the UK.
Operating expenses decreased to £13,585m

(2018:

£13,896m)

in line with

2019

guidance, as

cost efficiencies were partially offset by co

ntinued
investment. Barclays UK and Barclays

International each generated

positive cost: income jaws, resulting in the Group

cost: income ratio, excluding
litigation and conduct, reducing

to 63% (2018:

66%).
Total operating

expenses of £15,434m

(2018:

£16,243m)

included litigation

and conduct charges

of £1,849m

(2018: £2,207m)

.
The effective tax rate was 23.0%

(2018:

26.1%). Excluding

litigation and conduct, the effective tax

rate was 18.0%

(2018:

17.2%).

The Group’s
effective tax rate for future

periods is expected to remain around

20%, excluding litigation and conduct

.
Attributable profit was £2,461m

(2018:

£1,597m)

,

generating an RoE of 4.5% (2018:

3.1%)

.

Excluding litigation and conduct, attributable profit
was £4,194m

(2018:

£3,733m), generating an RoTE of 9.0% (2018:

8.5%) and EPS of 24.4p

(2018: 21.9p)

.

Please refer to the Financial review section in the

Annual Report

on Form

20-

F

2018 for a comparative

discussion of 2018

financial results
compared

to 2017.

Note
a

Data Source: Coalition,

FY19 Preliminary

Competitor Analysis.

Market share

represents

Barclays share of the

total industry Revenue

Pool. Analysis is

based on Barclays

internal
business

structure

and internal revenues.

Financial review

Consolidated

summary

balance

sheet

Barclays PLC

2019 Annual Report on Form

20-F

2019 2018 2017 2016 2015
As at 31 December
£m £m £m £m £m
Assets
Cash and balances at central banks

150,258 177,069 171,082 102,353 49,711
Cash collateral and settlement balances 83,256 77,222 77,168 90,135 82,980
Loans and advances at amortised cost 339,115 326,406 324,048 345,900 357,586
Reverse repurchase

agreements and other similar secured lending
3,379 2,308 12,546 13,454 28,187
Trading

portfolio assets
114,195 104,187 113,760 80,240 77,348
Financial assets at fair value through

the income statement
133,086 149,648 116,281 78,608 76,830
Derivative financial instruments 229,236 222,538 237,669 346,626 327,709
Financial investments
-

-

58,915 63,317 90,267
Financial assets at fair value through

other comprehensive income
65,750 52,816
-

-

-

Assets included in disposal groups

classified

as held for sale
-

-

1,193 71,454 7,364
Other assets 21,954 21,089 20,586 21,039 22,030
Total assets 1,140,229 1,133,283 1,133,248 1,213,126 1,120,012
Liabilities
Deposits at amortised cost 415,787 394,838 398,701 390,744 390,307
Cash collateral and settlement balances 67,341 67,522 68,143 80,648 75,015
Repurchase agreements

and other similar secured borrowings
14,517 18,578 40,338 19,760 25,035
Debt securities in issue
a
76,369 82,286 73,314 75,932 69,150
Subordinated

liabilities
18,156 20,559 23,826 23,383 21,467
Trading

portfolio liabilities

36,916 37,882 37,351 34,687 33,967
Financial liabilities designated at fair value 204,326 216,834 173,718 96,031 91,745
Derivative financial instruments 229,204 219,643 238,345 340,487 324,252
Liabilities included in disposal groups classified as held for sale
-

-

-

65,292 5,997
Other liabilities 11,953 11,362 13,496 14,797 17,213
Total liabilities 1,074,569 1,069,504 1,067,232 1,141,761 1,054,148
Equity
Called up share capital and share premium 4,594 4,311 22,045 21,842 21,586
Other equity instruments 10,871 9,632 8,941 6,449 5,305
Other reserves 4,760 5,153 5,383 6,051 1,898
Retained earnings

44,204 43,460 27,536 30,531 31,021
Total equity excluding non

-controlling interests
64,429 62,556 63,905 64,873 59,810
Non-controlling

interests
1,231 1,223 2,111 6,492 6,054
Total equity 65,660 63,779 66,016 71,365 65,864
Total liabilities

and equity
1,140,229 1,133,283 1,133,248 1,213,126 1,120,012
Net asset value per ordinary

share
309p 309p 322p 344p 324p
Tangible net asset value per share 262p 262p 276p 290p 275p
Number of ordinary

shares of Barclays PLC (in millions)
17,322 17,133 17,060 16,963 16,805
Year

-end USD exchange rate
1.32 1.28 1.35 1.23 1.48
Year

-end EUR exchange rate
1.18 1.12 1.13 1.17 1.36

Note
a

Debt securities

in issue include

covered bonds

of £7.0bn (2018: £8.5bn).

Financial review

Balance

sheet

commentary

Barclays PLC

2019 Annual Report on Form

20-F

Total assets
Total assets increased

£7bn to £1,140bn.

Cash and balances at central banks has decreased

by £27bn

to £150bn. The cash balance has reduced

as the

Group

actively managed the cash
component

of the liquidity

pool it holds to meet its funding and regulatory

requirements. This management has seen a

change in the composition
of the liquidity pool and an increase in the proportion

of debt securities

held within it. The change in holding of liquid debt securities can be seen through

the increase in assets held at fair

value through

other comprehensive income of £13bn

to £66bn.

Cash collateral and settlement balances

increased by £6bn

to £83bn, primarily driven by

derivative fair value changes.

Loans and advances at amortised cost increased £13bn

to £339bn,

principally driven by a £6bn

increase in

mortgage lending

in Barclays UK and a
£3bn increase in debt securities held as part of Treasury.

Trading

portfolio assets increased £10bn

to £114bn

due to increased trading activity, principally relating to the Equities business.

Financial assets at fair value through

the income statement

decreased £17bn

to £133

bn as

a result of more capital-efficient secured lending within
Barclays International.

Derivative financial instrument assets increased £6bn

to £229bn, driven

by a decrease in major interest rate curves, partially

offset by a decrease

in
foreign exchange

volumes.

Total liabilities
Total liabilities increased £5bn

to £1,075bn.

Deposits at amortised cost increased £21bn

to £416bn

driven by increased deposit taking within

Personal and Business Banking and the
broadening

of the CIB business

across Europe.

Debt securities in issue decreased £6bn

to £76bn

due to the maturity of a

number

of issuances

which were not refinanced.

Financial liabilities designated at fair value decreased £13bn to £204bn

as a

result of more capital-efficient secured lending within Barclays
International.

Derivative financial instruments liabilities increased £9bn

to £229bn, driven

by a decrease in major interest

rate curves, partially offset by a

decrease
in foreign exchange

volumes. This is consistent with the movement in derivative financial instrument assets.

Total shareholders’ equity
Total shareholders’

equity increased £1.8

bn to £64.4bn.

Share capital and share premium

increased £0.3bn

to £4.6bn as a result of shares

issued under

employee share schemes and the Scrip Dividend
Programme.

Other equity instruments increased £1.3bn

to £10.9bn

due to the issuance

of three AT1 instruments with principal amounts of $2.0bn,

£1.0bn

and
£1.0bn,

partially offset by redemptions with principa

l

amounts of $1.2bn,

€1.1bn

and £0.7bn. AT1 securities are perpetual subordinated

contingent
convertible securities structured

to qualify as AT1 instruments under prevailing

capital rules

applicable as at the relevant issue date.

The fair value through

other comprehensive income

reserve represents the unrealised change in the fair value through other comprehensive
income investments since initial recognition.

The reserve remained

broadly

flat

at £0.2bn.

The cash flow hedging

reserve increased £0.3bn

to £1.0bn as a

result of the fair value movements on interest rate swaps held for hedging purposes, as interest rate forward

curves flattened across major currencies.

The currency

translation reserve decreased £0.5bn

to £3.3bn due to strengthening of GBP against USD and EUR of 3% and 5% respectively, when comparing

year end closing rates.

The own credit reserve

decreased £0.3bn

to £0.4bn

debit,

reflecting a tightening of Barclays’ credit spreads increasing the fair value of liabilities on balance sheet.

Retained earnings increased £0.7bn

to £44.2bn

due to profits of £2.5bn, partially offset by dividends paid of £1.2bn, foreign exchange impact on
redemption

of AT1 instruments of £0.4

bn and pension reserve

remeasurement of £0.2bn.

Net asset value per share was unchanged

at 309p (2018:

309p). Tangible

net asset

value per share was unchanged

at 262p (201

8:

262

p) as

14.3p
earnings per share were

offset by dividend payments of 7p per

share and net negative reserve movements of 7

p,

predo

minately in the

currency
translation reserve.

Financial review

Analysis

of results

by business

Barclays PLC

2019 Annual Report on Form

20-F

Barclays

UK

2019 2018 2017
£m £m £m
Income statement information
Net interest income 5,888 6,028 6,086
Net fee, commission and other income 1,465 1,355 1,297
Total income 7,353 7,383 7,383
Credit impairment charges (712) (826) (783)
Net operating income 6,641 6,557 6,600
Operating costs

(3,996) (4,075) (4,030)
UK bank levy (41) (46) (59)
Operating expenses (4,037) (4,121) (4,089)
Litigation and conduct (1,582) (483) (759)
Total operating expenses (5,619) (4,604) (4,848)
Other net income/(expenses) - 3 (5)
Profit before tax 1,022 1,956 1,747
Attributable profit
a
281 1,198 893
Balance sheet information
Loans and advances to customers at amortised cost £193.7bn £187.6bn £183.8bn
Total assets £257.8bn £249.7bn £237.4bn
Customer deposits at amortised cost £205.5bn £197.3bn £193.4bn
Loan: deposit ratio 96% 96% 95%
Risk weighted assets £74.9bn £75.2bn £70.9bn
Period

end allocated tangible equity
£10.3bn £10.2bn £9.6bn
Key facts
Average

LTV of mortgage

portfolio
b
51% 49% 48%
Average

LTV of new mortgage

lending
b
68% 65% 64%
Number of branches 963 1,058 1,208
Mobile banking active customers 8.4m 7.3m 6.4m
30 day arrears

rate - Barclaycard

Consumer UK
1.7% 1.8% 1.8%
Number of employees

(full time

equivalent)
21,400 22,600 22,800
Performance measures
Return on average

allocated equity
2.0% 8.8% 6.6%
Return on average

allocated tangible equity
2.7% 11.9% 9.8%
Average

allocated equity
£13.9bn £13.6bn £13.6bn
Average

allocated tangible equity
£10.3bn £10.0bn £9.1bn
Cost: income ratio 76% 62% 66%
Loan loss rate (bps)
c
36 43 42
Net interest margin

3.09% 3.23% 3.49%
Performance measures excluding litigation

and conduct
d
Profit before

tax
2,604 2,439 2,506
Attributable profit 1,813 1,670 1,626
Return on average

allocated tangible equity
17.5% 16.7% 17.8%
Cost: income ratio 55% 56% 55%

Notes
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the

income statement, whereas

it was
previously

recorded

in retained

earnings. Comparatives have

been restated. This

change does not impact

EPS or return on average tangible shareholders’

equity.
b

Average loan

to value of mortgages

is balance weighted

and reflects

both residential

and buy-to-let mortgage portfolios within

the Home Loans portfolio. The

prior period

has
been updated

to align to this

basis of preparation.
c

2017

comparative

calculation

based on gross loans

and advances

at amortised

cost before the balance sheet

presentation change and IAS 39 impairment

charge.
d

Refer

to pages 197 to 199 for further

information

and calculations

of performance measures

excluding litigation and

conduct.

Financial review

Analysis

of results

by business

Barclays PLC

2019 Annual Report on Form

20-F

Analysis of Barclays UK
2019 2018 2017
£m £m £m
Analysis of total income
Personal Banking 4,009 4,006 4,214
Barclaycard

Consumer UK
1,992 2,104 1,977
Business Banking 1,352 1,273 1,192
Total income 7,353 7,383 7,383
Analysis of credit impairment charges
Personal Banking (195) (173) (221)
Barclaycard

Consumer UK
(472) (590) (541)
Business Banking (45) (63) (21)
Total credit impairment charges (712) (826) (783)
Analysis of loans and advances to customers at amortised cost
Personal Banking £151.9bn £146.0bn £141.3bn
Barclaycard

Consumer UK
£14.7bn £15.3bn £16.4bn
Business Banking £27.1bn £26.3bn £26.1bn
Total loans and advances to customers at amortised cost £193.7bn £187.6bn £183.8bn
Analysis of customer deposits

at amortised cost
Personal Banking £159.2bn £154.0bn £153.1bn
Barclaycard

Consumer UK
- - -
Business Banking £46.3bn £43.3bn £40.3bn
Total customer deposits at amortised cost £205.5bn £197.3bn £193.4bn

2019 compared

to 2018
RoE was 2.0% (2018:

8.8%). Including

litigation and conduct charges of £1,582m (2018:

£483m), profit before tax was £1,022m

(2018:

£1,956m).
Profit before

tax, excluding litigation and conduct, increased 7% to £2,604m and RoTE increased to 17.5%

(2018:

16.7%) reflecting the resilience
of the business in a challenging income

environment.
Total income

was stable at £7,353m

(2018:

£7,383m). A 2% reduction

in net interest

income to £5,888m

(resulting in a lower NIM of 3.09% (2018:
3.23%))

reflected higher refinancing

activity

by mortgage

customers, lower IEL balances in UK cards and the mix effect from growth in secured
lending. Net fee, commission and other

income increased 8% to £1,465m,

due to increased debt sales

and the impact of treasury operations

.
Personal Banking

income was stable at £4,009m

(2018:

£4,006m),

reflecting ongoing mortgage margin pressure, offset by mortgage and deposit
balance growth,

improved

deposit margins and treasury operations

.

Barclaycard Consumer

UK income decreased 5% to £1,992m reflecting a
continued reduced

risk appetite

and reduced

borrowing by

customers, which resulted in a lower level of IEL

balances, partially offset by

increased
debt sales.

Business Banking income increased

6% to £1,352m

driven by

deposit

growth, with improved

deposit

margins, and the non-recurrence
of client remediation in 2018

.
Credit impairment charges decreased

14% to £712m

reflecting the non-recurrence of a £100m

specific charge in Q418

relating to the impact of
anticipated economic

uncertainty in the UK. Unsecured gross exposures

were lower

as a

result of increased debt sales and an improved risk profile, both principally in UK cards. The 30 and

90 day arrears

rates in UK cards decreased to 1.7% (Q418:

1.8%) and 0.8% (Q418:

0.9%) respectively.
Operating expenses decreased 2% to £4,037m

as cost efficiencies were partially offset by planned

investment and inflation. The cost: income ratio
was 76%

(2018:

62%). The cost: income ratio, excluding litigation and conduct, was 55% (2018:

56%).
Loans and advances to customers at amortised cost increased

3% to £193.7bn

reflecting £6.4

bn of mortgage growth.
Customer deposits at amortised cost increased 4% to £205.5bn demonstrating franchise strength across both Personal

and Business Banking.
RWAs

were stable at £74.9bn

(2018:

£75.2bn)

as a

reduction in UK cards

(reflecting increased debt sales,

lower IEL balances and an improved

risk
profile) was offset

by growth

in mortgages.

Please refer to the Financial review section in the

Annual Report

on Form

20-

F

2018 for a comparative

discussion of 2018

financial results
compared

to 2017.

Financial review

Analysis

of results

by business

Barclays PLC

2019 Annual Report on Form

20-F

Barclays

International

2019 2018 2017
£m £m £m
Income statement information
Net interest income 3,941 3,815 4,307
Net trading income 4,199 4,450 3,971
Net fee, commission and other income 6,535 5,761 6,104
Total income 14,675 14,026 14,382
Credit impairment charges (1,173) (658) (1,506)
Net operating income 13,502 13,368 12,876
Operating costs (9,163) (9,324) (9,321)
UK bank levy

(174) (210) (265)
Operating expenses (9,337) (9,534) (9,586)
Litigation and conduct (116) (127) (269)
Total operating expenses (9,453) (9,661) (9,855)
Other net income 69 68 254
Profit before tax 4,118 3,775 3,275
Attributable profit
a
2,816 2,599 967
Balance sheet information
Loans and advances at amortised cost £132.8bn £127.2bn £126.8bn
Trading

portfolio assets
£113.3bn £104.0bn £113.0bn
Derivative financial instrument assets

£228.9bn £222.1bn £236.2bn
Financial assets at fair value through

the income statement
£128.4bn £144.7bn £104.1bn
Cash collateral and settlement balances £79.4bn £74.3bn £71.9bn
Other assets £178.6bn £189.8bn £204.1bn
Total assets £861.4bn £862.1bn £856.1bn
Deposits at amortised cost £210.0bn £197.2bn £187.3bn
Derivative financial instrument liabilities £228.9bn £219.6bn £237.8bn
Loan: deposit ratio 63% 65% 68%
Risk weighted assets £209.2bn £210.7bn £210.3bn
Key facts
Number of employees

(full time

equivalent)
11,200 12,400 11,500
Performance measures
Return on average

allocated equity
8.7% 8.1% 3.2%
Return on average

allocated tangible equity
9.0% 8.4% 3.4%
Average

allocated equity
£32.2bn £32.3bn £30.5bn
Average

allocated tangible equity
£31.2bn £31.0bn £28.1bn
Cost: income ratio 64% 69% 69%
Loan loss rate (bps)
b
86 50 75
Net interest margin 4.07% 4.11% 4.16%
Performance measures excluding litigation

and conduct
c
Profit before

tax
4,234 3,902 3,544
Attributable profit 2,906 2,705 1,227
Return on average

allocated tangible equity
9.3% 8.7% 4.4%
Cost: income ratio 64% 68% 67%

Notes
a

From 2019,

due to an

IAS 12 update,

the tax relie

f

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the

income statement, whereas

it was
previously

recorded

in retained

earnings. Comparatives have

been restated. This

change does not impact

EPS or return on average tangible shareholders’

equity.
b

2017

comparative

calculation

based on gross loans

and advances

at amortised cost before the

balance sheet presentation

change and IAS 39 impairment charge

.
c

Refer

to pages 197 to 199

for further

information

and calculations

of performance measures

excluding litigation and

conduct.

Financial review

Analysis

of results

by business

Barclays PLC

2019 Annual Report on Form

20-F

Analysis of Barclays International
2019 2018 2017
Corporate and Investment Bank
£m £m £m
Income statement information
FICC 3,364 2,863 2,875
Equities 1,887 2,037 1,629
Markets 5,251 4,900 4,504
Advisory 776 708 678
Equity capital markets 329 300 354
Debt capital markets 1,430 1,523 1,580
Banking fees 2,535 2,531 2,612
Corporate

lending
765 878 1,093
Transaction banking 1,680 1,627 1,629
Corporate 2,445 2,505 2,722
Other
a
- (171) 40
Total income 10,231 9,765 9,878
Credit impairment (charges)/releases (157) 150 (213)
Net operating income 10,074 9,915 9,665
Operating costs (6,882) (7,093) (7,231)
UK bank levy (156) (188) (244)
Operating expenses (7,038) (7,281) (7,475)
Litigation and conduct (109) (68) (267)
Total operating expenses

(7,147) (7,349) (7,742)
Other net income 28 27 133
Profit before tax 2,955 2,593 2,056
Attributable profit
b
1,980 1,781 269
Balance sheet

information
Loans and advances at amortised cost £92.0bn £86.4bn £88.2bn
Trading

portfolio assets
£113.3bn £104.0bn £112.9bn
Derivative financial instrument assets £228.8bn £222.1bn £236.1bn
Financial assets at fair value through

the income statement
£127.7bn £144.2bn £103.8bn
Cash collateral and settlement balances £78.5bn £73.4bn £71.9bn
Other assets £155.3bn £160.4bn £175.8bn
Total assets £795.6bn £790.5bn £788.7bn
Deposits at amortised cost £146.2bn £136.3bn £128.0bn
Derivative financial instrument liabilities £228.9bn £219.6bn £237.7bn
Risk weighted assets £171.5bn £170.9bn £176.2bn
Performance

measures
Return on average

allocated equity
7.6% 6.8% 1.1%
Return on average

allocated tangible equity
7.6% 6.9% 1.1%
Average

allocated equity
£25.9bn £26.2bn £24.9bn
Average

allocated tangible equity
£25.9bn £26.0bn £24.0bn
Cost: income ratio 70% 75% 78%
Performance

measures excluding

litigation and

conduct
c
Profit before

tax
3,064 2,661 2,323
Attributable profit 2,064 1,843 528
Return on average

allocated tangible equity
8.0% 7.1% 2.2%
Cost: income ratio 69% 75% 76%

Notes
a

From 2019,

treasury

items previously

included in Other have been allocated

to businesses.
b

From 2019, due

to an IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in the

tax charge of the income statement,

whereas it was
previously

recorded

in retained

earnings. Comparatives have

been restated. This

change does not impact

EPS or return on average tangible shareholders’

equity.
c

Refer

to pages 197 to 199

for further

information

and calculations

of performance measures

excluding litigation and

conduct.

Financial review

Analysis

of results

by business

Barclays PLC

2019 Annual Report on Form

20-F

Analysis of Barclays International
2019 2018 2017
Consumer, Cards and Payments
£m £m £m
Income statement information
Net interest income 2,822 2,731 2,754
Net fee, commission, trading and other

income

1,622 1,530 1,750
Total income 4,444 4,261 4,504
Credit impairment charges (1,016) (808) (1,293)
Net operating income 3,428 3,453 3,211
Operating costs (2,281) (2,231) (2,090)
UK bank levy (18) (22) (21)
Operating expenses (2,299) (2,253) (2,111)
Litigation and conduct (7) (59) (2)
Total operating expenses (2,306) (2,312) (2,113)
Other net income 41 41 121
Profit before tax 1,163 1,182 1,219
Attributable profit
a
836 818 698
Balance sheet

information
Loans and advances at amortised cost £40.8bn £40.8bn £38.6bn
Total assets £65.8bn £71.6bn £67.4bn
Deposits at amortised cost £63.8bn £60.9bn £59.3bn
Risk weighted assets £37.7bn £39.8bn £34.1bn
Key facts
30 day arrears

rates - Barclaycard US
2.7% 2.7% 2.6%
US cards customer FICO score distribution
<660 14% 14% 15%
>660 86% 86% 85%
Total number

of Barclaycard

payments clients
c.376,000 c.374,000 c.366,000
Value of payments processed
b
£354bn £344bn £322bn
Performance

measures
Return on average

allocated equity
13.3% 13.5% 12.5%
Return on average

allocated tangible equity
15.8% 16.5% 16.7%
Average

allocated equity
£6.3bn £6.1bn £5.6bn
Average

allocated tangible equity
£5.3bn £5.0bn £4.2bn
Cost: income ratio 52% 54% 47%
Loan loss rate (bps)
c
234 185 321
Performance

measures excluding

litigation and

conduct
d
Profit before

tax
1,170 1,241 1,221
Attributable profit 842 862 699
Return on average

allocated tangible equity
15.9% 17.3% 16.8%
Cost: income ratio 52% 53% 47%

Notes
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the income statement,

whereas it was
previously

recorded

in retained

earnings. Comparatives have

been restated. This

change does not impact

EPS or return on average tangible shareholders’

equity.
b

Includes

£272bn of merchant acquiring

payments
c

2017

comparative

calculation

based on gross loans

and advances

at amortised

cost before the balance sheet

presentation change and IAS 39 impairment

charge.
d

Refer

to pages 197 to 199

for more information

and calculations

of performance

measures excluding

litigation and

conduct.

Financial review

Analysis

of results

by business

Barclays PLC

2019 Annual Report on Form

20-F

2019 compared

to 2018
Profit before

tax was £4,118m.

RoE was 8.7% (2018:

8.1%), CIB RoE was 7.6%

(2018:

6.8%) and CC&P RoE was 13.3%

(2018

:

13.5%). Profit before
tax, excluding litigation and conduct,

increased 9% to £4,234m

with an RoTE of 9.3% (2018:

8.7%), reflecting returns in the CIB

of 8.0% (2018:
7.1%)

and CC&P of 15.9%

(2018:

17.3%)

.
The 4% appreciation of average

USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges

and
operating expenses.
Total income

increased to £14,675m

(2018:

£14,026m)

.
CIB income increased 5% to £10,231m

.

Markets income increased 7% to £5,251m

reflecting further gains in market share

in a declining revenue
pool
a
.
FICC income increased 17%

to £3,364m

reflecting a strong performance in rates and growth

in securitised

products. Equities

income decreased
7% to £1,887m

driven by

equity derivatives, which were impacted by reduced

client activity.

Included

in Markets was a £180m

gain related to the
Tradeweb

position and a net loss of

£77m due to the impact of treasury

operations and hedgin

g

counterparty risk.
Banking fees income was stable at £2,535m.

The business continued to gain market

share in a declining fee pool
b
. Within Corporate, Transaction
banking income

increased 3% to £1,680m

reflecting growth

in deposits.

This was offset by a d

ecrease in Corporate lending

income to £765m
(2018:

£878m).

Excluding mark-to-market movements on loan hedges, Corporate lending income was broadly stable.
CC&P income increased 4% to £4,444m

reflecting growth

in US co-branded cards and payments partnerships

.
Credit impairment charges increased to £1,173m

(2018:

£658m). CIB credit impairment charges increased to £157m

(2018:

release of £150m) due
to the non

-recurrence

of favourable macroeconomic scenario updates and single name recoveries in 2018.

CC&P credit impairment charges
increased to £1,016m

(2018:

£808m)

,

reflecting the non-recurrence of favourable

US macroeconomic scenario updates in

2018

,

as well

as higher
unsecured

gross exposures due to balance growth

in cards.

Credit metrics remained stable,

with 30 and

90 day arrears

rates in US

cards of 2.7%
(Q418:

2.7%) and 1.4%

(Q418:

1.4%) respectively

.
Operating expenses decreased 2% to £9,337m.

CIB operating expenses decreased 3% to £7,038m

as cost

efficiencies were partially offset by
continued investment. CC&P operating

expenses increased 2% to £2,299m reflecting continued

investment.
Loans and advances increased £5.6bn

to £132.8bn

mainly due to an increase in debt securities.
Trading

portfolio assets increased £9.3bn to £1

13.3bn

due to increased

trading activity, principally relating to the Equities business.
Derivative financial instrument assets and liabilities increased £6.8bn to £228.9bn

and £9.3bn to £228.9bn respectively driven by a decrease in
major interest rate curves, partially offset by

a decre

ase in

foreign exchange

volumes.
Financial assets at fair value through

the income statement

decreased £16.3bn

to £128.4bn

driven by a focus on capital-efficient secured financing.
Other assets decreased £11.2bn

to £178.6

bn predominantly

due to a reduction in cash at central banks

held as part of the liquidity pool.
Deposits at amortised cost increased £12.8bn

to £210.0bn due

to increased deposits within

CIB including the broadenin

g

of the business

across
Europe.
RWAs

decreased to £209.2bn

(December 2018:

£210.7bn) driven predominantly

by depreciation of USD against GBP.

Please refer to the Financial review section in the

Annual Report

on Form

20-

F

2018 for a comparative

discussion of 2018

financial results
compared

to 2017.

Notes
a

Data Source: Coalition,

FY19 Preliminary

Competitor Analysis.

Market share

represents

Barclays share of the

total industry Revenue

Pool. Analysis is

based on Barclays

internal
business

structure

and internal revenues.
b

Data Source: Dealogic, for

the period

covering 1 January to 31 December 2019.

Financial review

Analysis

of results

by business

Barclays PLC

2019 Annual Report on Form

20-F

Head

Office

2019 2018 2017
£m £m £m
Income statement information
Net interest income (422) (781) (435)
Net fee, commission and other income 26 508 276
Total income

(396) (273) (159)
Credit impairment (charges)/releases (27) 16 (17)
Net operating expenses (423) (257) (176)
Operating costs (200) (228) (277)
UK bank levy (11) (13) (41)
Operating expenses (211) (241) (318)
GMP charge

- (140) -
Litigation and conduct (151) (1,597) (151)
Total operating expenses (362) (1,978) (469)
Other net income/(expenses) 2 (2) (189)
Loss before tax

(783) (2,237) (834)
Attributable loss
a
(636) (2,200) (864)
Balance sheet information
Total assets £21.0bn £21.5bn £39.7bn
Risk weighted assets £11.0bn £26.0bn £31.8bn
Key facts
Number of employees

(full time

equivalent)
48,200 48,500 45,600
Performance measures
Average

allocated equity
£8.5bn £6.2bn £10.6bn
Average

allocated tangible equity
£5.1bn £3.1bn £9.3bn
Performance measures excluding litigation

and conduct
b
Loss before tax (632) (640) (683)
Attributable loss (525)
(642) (727)

Notes
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the

income statement, whereas

it was
previously

recorded

in retained

earnings. Comparatives have

been restated. This

change does not impact

EPS or return on average tangible shareholders’

equity.
b

Refer to pages

197 to 199 for more

information

and calculations

of performance

measures excluding litigation and

conduct.

2019

compared

to

2018
Including

litigation and conduct charges of £151m

(2018: £1,597m)

,

loss before tax was

£783m

(2018:

£2,237m)

,

which reflected the non-
recurrence

of the £1,420m

Residential Mortgage Backed

Securities settlement

in 2018.

Loss before tax, excluding litigation and conduct was
£632m

(2018:

£640m).
Total income

was an expense of £396m

(2018:

£273m)

,

which included the funding

costs of

legacy capital instruments, treasury items and hedge
accounting expenses, partially offset by

the recognition of dividends on

Barclays stake in Absa Group Limited. The increase in income expense was mainly due to the non-

recurrence

of a £155m

one-off gain in 2018

from the settlement

of receivables relating to the Lehman Brothers

acquisition.
Average

allocated equity was £8.5bn (2018:

£6.2bn). Average allocated tangible equity increased to £5.1bn

(2018:

£3.1bn)

mainly due to excess
capital held in Head Office as a result of the Group’s

average CET1 ratio for

2019

being above the 13.0% used in the allocation of equity to the businesses.
RWAs

decreased to £11.0bn

(December

2018: £26.0bn) mainly driven

by the removal of the Group’s operational

risk RWAs floor.

Please refer to the Financial review section in the

Annual Report

on Form

20-

F

2018 for a comparative

discussion of 2018

financial results
compared

to 2017.

Financial review

Analysis

of results

by business

Barclays PLC

2019 Annual Report on Form

20-F

Barclays

Non-Core

2019 2018 2017
a
£m £m £m
Income statement information
Total income
- - (530)
Credit impairment charges
- - (30)
Net operating expenses
- - (560)
Operating costs
- - (256)
Litigation and conduct
- - (28)
Total operating expenses
- - (284)
Other net income
- - 197
Loss before tax
- - (647)
Attributable loss
b
- - (409)

Notes
a

Represents

financial

results for the six months

ended 30 June 2017.
b

From 2019,

due to an

IAS 12 update,

the tax rel

ief on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the income statement,

whereas it was
previously

recorded

in retained

earnings. Comparatives have

been restated. This

change does not impact

EPS or return on average tangible shareholders’

equity.

The Barclays Non

-Core segment was closed on 1 July 2017

with the residual assets and liabilities reintegrated into, and associated financial performance

subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 3

0

June 2017

are reflected in
the Non-Core segment within the Group’s

results for the year ended 31

December 2017.

Discontinued

Operation:

Africa

Banking

2019 2018 2017
a
£m £m £m
Income statement information
Total income

- - 1,786
Credit impairment charges - - (177)
Net operating income - - 1,609
Operating expenses excluding UK bank

levy and impairment of Barclays' holding in BAGL
- - (1,130)
Other net income excluding

loss on sale of

BAGL
- - 5
Profit before tax excluding impairment

of Barclays' holding in

BAGL and

loss on sale of BAGL
- - 484
Impairment of Barclays'

holding in BAGL
- - (1,090)
Loss on sale of BAGL - - (1,435)
Loss before tax
- - (2,041)
Tax charge
- - (154)
Loss after tax

- - (2,195)
Attributable loss
- - (2,335)

Note
a

The Africa

Banking income

statement

represents five

months of results as a discontinued

operation to 31 May 2017.

Following the reduction

of the Group’s interest in BAGL

in 2017,

Barclays’ remaining holding

of 14.9%, for the year ended

31 December 201

9

is
reported

as a

financial asset at fair value through

other comprehensive income in the Head Office segment, with Barclays’ share of Absa Group
Limited’s dividend recognised

in the Head Office

income statement.
Barclays’ shareholding

in Absa Group Limited of 14.9% is treated as a 250% risk weighted asset,

since the PRA agreed to Barclays fully
deconsolidating BAGL

for regulatory

reporting purposes,

effective 30 June 2018.

Barclays had been applying

proportional consolidation for
regulatory

purposes since Q2 2017.

Financial review

Non-IFRS

performance

measures

Barclays PLC

2019 Annual Report on Form

20-F

The Group’s

management believes that the non-IFRS performance

measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing

the businesses’

perform

ance between
financial periods, and provide

more detail concerning

the elements

of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group.

They also reflect an

important aspect of the way

in which operating targets are defined
and performance

is monitored by management.
However,

any non

-IFRS performance

measures in

this document are not a substitute for IFRS measures and readers should consider the IFRS
measures as well.

Non-IFRS

performance measures glossary

Measure Definition
Loan: deposit ratio
Loans and advances at amortised cost divided by

deposits at amortised cost. The components of the
calculation have been

included on page

148

.
Period end allocated tangible
equity
Allocated tangible equity is calculated as 13.0%

(201

8: 13.0%) of RWAs

for each business, adjusted

for
capital deductions, excluding goodwill

and intangible assets,

reflecting the assumptions the Group

uses for
capital planning purposes. Head Office allocated tangible equity repres ents the

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

within that period.
Return on average tangible
shareholders’ equity
Statutory profit after tax attributable

to ordinary equity holders

of the parent, as a proportion

of average
shareholders’ equity excluding

non-controlling

interests

and other equity instruments adjusted for the
deduction of intangible assets and goodwill. The components

of the calculation have been included on
pages 196.
Return on average allocated
tangible equity
Statutory profit after tax attributable

to ordinary equity holders

of the parent, as a proportion

of average
allocated tangible equity. The components

of the calculation have been included on

.
Cost: income ratio
Total o

perating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by gross loans and advances held
at amortised cost at the balance sheet date. The components

of the calculation have been included on
page 112.
Net interest margin
Net interest income divided

by the sum of average customer assets. The components

of the calculation
have been included

on page 194

.
Tangible net asset value

per share
Calculated by dividing shareholders’

equity, excluding non

-controlling interests and other equity
instruments, less goodwill and

intangible assets, by the number of issued ordinary

shares. The components
of the calculation have been included on

.
Performance measures
excluding litigation

and
conduct
Calculated by excluding

litigation and conduct charges from

performance measures. The components of
the calculations have been included on

pages 197

to 199

.

Financial review

Non-IFRS

performance

measures

Barclays PLC

2019 Annual Report on Form

20-F

Margins analysis

2019 2018
a
Net interest
income
Average
customer assets
Net interest
margin
Net interest
income
Average customer
assets
Net interest
margin
For the year ended 31 December
£m £m % £m £m %
Barclays UK 5,888 190,849 3.09 6,028 186,881 3.23
Barclays International
b
4,021 98,824 4.07 3,966 96,434 4.11
Total Barclays UK and Barclays International 9,909 289,673 3.42 9,994 283,315 3.53
Other
c
(502) (932)
Total Barclays Group 9,407 9,062

Notes

a

The Group’s

treasury

results are

reported

directly within Barclays UK and

Barclays International from Q218 following ring-fencing,

resulting

in gains and losses

made on certain
activities

being recognised as

Other income,

rather

than in Net interest income.

b

Barclays

International

margins include

interest earning lending balances within

the investment banking business.

c

Other includes

Head Office

and non-lending related investment

banking businesses

not included in Barclays International

margins.

The Group

net interest margin decreased 11

bps to 3.42

%

and Barclays UK net interest margin decreased 14bps

to 3.09%, primarily reflecting
increased refinancing

activity by mortgage

customers and competitive pressure, lower

IEL in UK cards and the mix effect

from growth

in secured
lending.

The Group

combined product and equity structural hedge

notional as at

31 December

2019

was £171bn,

with an average duration of 2.5 to 3
years. Group

net interest

income includes gross structural hedge contributions

of £1.8bn

(2018:

£1.7bn) and

net structural hedge contributions of
£0.5bn (2018:

£0.8bn). Gross structural hedge contributions represent the absolute level of interest earned from

the fixed receipts on the basket of
swaps in the structural hedge, while the net

structural hedge contributions

represent the net interest earned on the difference between

the
structural hedge rate and prevailing

floating rates.

Financial review

Non-IFRS

performance

measures

Barclays PLC

2019 Annual Report on Form

20-F

Returns

Return on average

tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent divided by average
tangible equity for the period,

excluding non

-controlling and other equity interests

for businesses. Allocated tangible equity has been calculated as
13.0% (2018:

13.0%)

of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group

uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the
Group’s

average tangible sharehold

ers’ equity and the amounts allocated

to businesses.

Profit/(loss)
attributable

to
ordinary equity
holders of

the
parent
Average

tangible

equity
Return on
average
tangible

equity
£m £bn %
For the year ended 31 December 2019
Barclays UK 281 10.3 2.7

Corporate

and Investment Bank
1,980 25.9 7.6

Consumer, Cards and

Payments
836 5.3 15.8
Barclays International
2,816 31.2 9.0
Head Office
(636) 5.1 n/m
Barclays Group 2,461 46.6 5.3
For the year ended 31 December 2018
Barclays UK 1,198 10.0 11.9

Corporate

and Investment Bank
1,781 26.0 6.9

Consumer, Cards and

Payments
818 5.0 16.5
Barclays International
2,599 31.0 8.4
Head Office
(2,200) 3.1 n/m
Barclays Group
1,597 44.1 3.6
For the year ended 31 December 2017
Barclays UK 893 9.1 9.8

Corporate

and Investment Bank
269 24.0 1.1

Consumer, Cards and

Payments
698 4.2 16.7
Barclays International 967 28.1 3.4
Head Office
a
(864) 9.3 n/m
Barclays Non

-Core

(409) 2.4 n/m
Africa Banking discontinued operation
a
(2,335) n/m n/m
Barclays Group
(1,748) 48.9 (3.6)

Note

a

Average allocated

tangible equity for Africa

Banking is

included

within Head Office.

Financial review

Non-IFRS

performance

measures

Barclays PLC

2019 Annual Report on Form

20-F

Profit/(loss)
attributable

to
ordinary equity
holders of

the
parent
Average

equity
Return on
average
equity
£m £bn %
For the year ended 31 December 2019
Barclays UK 281 13.9 2.0

Corporate

and Investment Bank
1,980 25.9 7.6

Consumer, Cards and

Payments
836 6.3 13.3
Barclays International
2,816 32.2 8.7
Head Office
(636) 8.5 n/m
Barclays Group 2,461 54.6 4.5
For the year ended 31 December 2018
Barclays UK 1,198 13.6 8.8

Corporate

and Investment Bank
1,781 26.2 6.8

Consumer, Cards and

Payments
818 6.1 13.5
Barclays International
2,599 32.3 8.1
Head Office
(2,200) 6.2 n/m
Barclays Group
1,597 52.1 3.1
For the year ended 31 December 2017
Barclays UK 893 13.6 6.6

Corporate

and Investment Bank
269 24.9 1.1

Consumer, Cards and

Payments
698 5.6 12.5
Barclays International 967 30.5 3.2
Head Office
a
(864) 10.6 n/m
Barclays Non

-Core

(409) 2.4 n/m
Africa Banking discontinued operation
a
(2,335) n/m n/m
Barclays Group
(1,748) 57.1 (3.1)

Note

a

Average allocated

tangible equity for Africa

Banking is

included

within Head Office.

Financial review

Non-IFRS

performance

measures

Barclays PLC

2019 Annual Report on Form

20-F

Performance measures

excluding

litigation and conduct
For the year ended

31 December 2019
Barclays UK
Corporate and
Investment
Bank
Consumer,
Cards and
Payments
Barclays
International Head Office Barclays Group
Cost: income ratio
£m £m £m £m £m £m
Total operating

expenses
(5,619) (7,147) (2,306) (9,453) (362) (15,434)
Impact of litigation and conduct 1,582 109 7 116 151 1,849
Operating expenses (4,037) (7,038) (2,299) (9,337) (211) (13,585)
Total income 7,353 10,231 4,444 14,675 (396) 21,632
Cost: income ratio excluding litigation

and conduct
55% 69% 52% 64% n/m 63%
Profit before tax
Profit/(loss) before tax
1,022 2,955 1,163 4,118 (783)
4,357
Impact of litigation and conduct
1,582 109 7 116 151 1,849
Profit/(loss)

before tax

excluding litigation

and conduct
2,604 3,064 1,170 4,234 (632) 6,206
Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss) 281 1,980 836 2,816 (636) 2,461
Post-tax impact of litigation and

conduct
1,532 84 6 90 111 1,733
Profit/(loss)

attributable to ordinary equity holders of the
parent excluding litigation

and conduct
1,813 2,064 842 2,906 (525) 4,194
Return on average tangible shareholders'

equity
Average

shareholders'

equity
£13.9bn £25.9bn £6.3bn £32.2bn £8.5bn £54.6bn
Goodwill and intangibles (£3.6bn) - (£1.0bn) (£1.0bn) (£3.4bn) (£8.0bn)
Average tangible shareholders'

equity

£10.3bn £25.9bn £5.3bn £31.2bn £5.1bn £46.6bn
Return on average tangible shareholders'

equity excluding
litigation and conduct
17.5% 8.0% 15.9% 9.3% n/m 9.0%
Basic earnings per ordinary

share
Basic weighted average

number

of shares
17,200m
Basic earnings per ordinary

share excluding litigation and
conduct
24.4p

Financial review

Non-IFRS

performance

measures

Barclays PLC

2019 Annual Report on Form

20-F

For the year ended

31 December 2018
Barclays UK
Corporate and
Investment
Bank
Consumer,
Cards and
Payments
Barclays
International Head Office Barclays Group
Cost: income ratio
£m £m £m £m £m £m
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
2,439 2,661 1,241 3,902 (640) 5,701
Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss) 1,198 1,781 818 2,599 (2,200) 1,597
Post-tax impact of litigation and

conduct
472 62 44 106 1,558 2,136
Profit/(loss)

attributable to ordinary equity holders of the
parent excluding litigation

and conduct
1,670 1,843 862 2,705 (642) 3,733
Return on average tangible shareholders'

equity
Average

shareholders' equity
£13.6bn £26.2bn £6.1bn £32.3bn £6.2bn £52.1bn
Goodwill and intangibles (£3.6bn) (£0.2bn) (£1.1bn) (£1.3bn) (£3.1bn) (£8.0bn)
Average tangible shareholders'

equity

£10.0bn £26.0bn £5.0bn £31.0bn £3.1bn £44.1bn
Return on average tangible shareholders'

equity excluding
litigation and conduct
16.7% 7.1% 17.3% 8.7% n/m 8.5%
Basic earnings per ordinary

share
Basic weighted average

number

of shares

17,075m
Basic earnings per ordinary

share excluding litigation and
conduct
21.9p

Financial review

Non-IFRS

performance

measures

Barclays PLC

2019 Annual Report on Form

20-F

For the year ended

31 December 2017
Barclays UK
Corporate and
Investment
Bank
Consumer,
Cards and
Payments
Barclays
International Head Office
a
Barclays
Group
b
Cost: income ratio
£m £m £m £m £m £m
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
2,506 2,323 1,221 3,544 (683) 4,748
Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss) 893 269 698 967 (864) (1,748)
Post-tax impact of litigation and

conduct
733 259 1 260 137 1,150
Profit/(loss)

attributable to ordinary equity holders of the
parent excluding litigation

and conduct
1,626 528 699 1,227 (727) (598)
Return on average tangible shareholders'

equity
Average

shareholders' equity
£13.6bn £24.9bn £5.6bn £30.5bn £10.6bn £57.1bn
Goodwill and intangibles (£4.4bn) (£1.0bn) (£1.4bn) (£2.4bn) (£1.4bn) (£8.2bn)
Average tangible shareholders'

equity
£9.1bn £24.0bn £4.2bn £28.1bn £9.3bn £48.9bn
Return on average tangible shareholders'

equity excluding
litigation and conduct
17.8% 2.2% 16.8% 4.4% n/m (1.2%)
Basic earnings per ordinary

share
Basic weighted average

number

of shares

16,996m
Basic earnings per ordinary

share excluding litigation and
conduct
(3.5p)

Notes
a

Average allocated

tangible equity for Africa

is included

within Head

Office.
b

Barclays

Group results

also included

Barclays Non-Core and the

Africa Banking discontinued

operation.

Tangible net asset value per

share
2019 2018 2017
£m £m £m
Total equity excluding

non-

controlling interests
64,429 62,556 63,905
Other equity instruments (10,871) (9,632) (8,941)
Shareholders'

equity attributable to

ordinary shareholders

of the

parent
53,558 52,924 54,964
Goodwill and intangibles (8,119) (7,973) (7,849)
Tangible shareholders'

equity attributable to

ordinary shareholders

of the

parent
45,439 44,951 47,115
Shares in issue 17,322m 17,133m 17,060m
Net asset value per share 309p 309p 322p
Tangible net asset value per share 262p 262p 276p

Financial statements

Barclays PLC

2019 Annual Report on Form 20-F

Detailed analysis of our financial statements, independently audited and providing in-

depth
disclosure on the financial performance of the Group.

Barclays has adopted

the British Bankers’ Association (BBA) Code for

Financial Reporting Disclosure as adopted by UK Finance in 2017 and has
prepared

the 2019

Annual Report in compliance with the BBA Code. Barclays is committed to continuously reflect the objectives of reporting set out in the BBA Code.

Consolidated

financial

statements
Page

Note
◾

Report of Independent

Registered Public Accounting Firm
201
n/a
◾

Consolidated income statement 205 n/a
◾

Consolidated statement of comprehensive income 206 n/a
◾

Consolidated balance sheet 207 n/a
◾

Consolidated statement of changes in equity 208 n/a
◾

Consolidated cash flow

statement
210 n/a
◾

Parent company accounts 211 n/a
Notes

to the financial

statements
◾

Significant accounting policies
214
1

Performance/return
◾

Segmental reporting
219
2
◾

Net interest income 221 3
◾

Net fee and commission income 221 4
◾

Net trading income 224 5
◾

Net investment income 224 6
◾

Credit impairment charges 225 7
◾

Operating expenses 229 8
◾

Tax 230 9
◾

Earnings per share 234 10
◾

Dividends on ordinary

shares
234 11
Assets and liabilities

held at fair

value
◾

Trading portfolio 235 12
◾

Financial assets at fair value

through

the income statement
235 13
◾

Derivative financial

instruments
236 14
◾

Financial assets at fair value

through

other comprehensive income
244 15
◾

Financial liabilities designated at

fair value
244 16
◾

Fair value of

financial instruments
245 17
◾

Offsetting financial assets and financial

liabilities
255 18
Assets at amortised cost and other
◾

Loans and advances and deposits at amortised cost 257 19
investments
◾

Property,

plant

and equipment
257 20
◾

Leases 259 21
◾

Goodwill and intangible

assets
262 22
Accruals, provisions, contingent
◾

Other liabilities 265 23
liabilities

and legal proceedings
◾

Provisions 265 24
◾

Contingent liabilities

and commitments
267 25
◾

Legal, competition and regulatory matters 268 26
Capital instruments, equity and ◾

Subordinated liabilities
272
27
reserves
◾

Ordinary shares, share premium and other equity 274 28
◾

R eserves 276 29
◾

Non-controlling interests 276 30
Employee benefits ◾

Staff costs
278
31
◾

Share-based payments 279 32
◾

Pensions and

post-retirement benefits
281 33
Scope of consolidation
◾

Principal subsidiaries
286
34
◾

Structured entities 287 35
◾

Investments in associates

and joint ventures
290 36
◾

S ecuritisations 291 37
◾

Assets pledged, collateral received and assets transferred 292 38
Other disclosure

matters
◾

Related party transactions and Directors’ remuneration
294
39
◾

Auditor’s remuneration 296 40
◾

Discontinued operations and assets included

in disposal groups classified as
held for sale and associated liabilities 297 41
◾

Barclays PLC

(the Parent company)
298 42

Report of Independent

Registered

Public

Accounting

Firm

Barclays PLC

2019 Annual Report on Form 20-F

To the Shareholders

and Board

of Directors Barclays PLC:
Opinions

on the Consolidated Financial

Statements and Internal Control over Financial Reporting

We have

audited the accompanying

consolidated balance sheets of Barclays PLC and subsidiaries (the Company)

as of December 31, 2019

and
2018,

the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in
equity,

and consolidated cash flow statements for each of the years in the three

-year period

ended December 31,

2019, and the related notes and
specific disclosures described

in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). We also have

audited the Company’s internal control

over financial reporting

as of December 31, 2019,
based on criteria established in
Internal Control – Integrated

Framework
  (2013)

issued by the Committee of

Sponsoring

Organizations of the
Treadway

Commission.

In our opinion,

the consolidated financial statements referred to above

present fairly, in all material respects, the financial position of the Company as of December 31,

2019

and 2018,

and the results of

its operations and its cash flows for each of the years in the three

-year period

ended
December 31,

2019,

in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Also in our opinion,

the Company maintained, in all material respects, effective internal control over financial reporting

as of December 31, 2019
based on criteria established in
Internal Control – Integrated

Framework

(2013)

issued by the Committee of

Sponsoring

Organizations of the
Treadway

Commission.
Change in Accounting

Principle

The Group

changed its method of accounting for

financial instruments

in 2018

due to the adoption of International Financial Reporting Standard

9
Financial Instruments
.

Basis for Opinions

The Company’s management

is responsible for these consolidated financial statements, for maintaining effective internal control over financial
reporting,

and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying
Management’s
report

on internal control over financial reporting
. Our responsibility is to express an opinion on the Company’s consolidated financial statements
and an opinion on the Company’s

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

provide

reasonable assurance that
transactions are recorded

as necessary to

permit prep

aration of financial statements in accordance with generally accepted accounting principles,
and that receipts and expenditures of the company

are being made only in accordance

with authorizations of management and directors of the
company;

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
Critical Audit Matters
The critical audit matters communicated below

are matters arising from the current period

audit of the consolidated financial

statements that were
communicated or

required

to be communicated to the audit

committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2)

involved our

especially challenging, subjective,

or complex judgments. The communication

of critical
audit matters does not alter in any way

our opinion

on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below,

providing

separate opinions on the critical audit

matters or on

the accounts or disclosures to which they relate.
1.

Assessment

of impairment allowance

for loans and advances at amortised cost, including off-balance sheet elements

Report of Independent

Registered

Public

Accounting

Firm

Barclays PLC

2019 Annual Report on Form 20-F

As discussed in the credit risk disclosures on pages 109

to 139

,

the Company’s impairment allowance for

loans and advances, including off-balance
sheet elements at amortised cost was £6.6bn

as at 31 December 2019.

We identified the assessment of impairment allowance

for loans and advances at amortised cost, including

off-balance sheet elements as a critical
audit matter because it involved

significant measurement uncertainty requiring

complex and subjective auditor judgement. Specifically, complex and subjective auditor judgement

was required to assess the following:
◾

Model estimations – Complex and subjective auditor judgement was applied to assess the Company’s modelled estimations of Probabilities of
Default (“PD”), Loss Given Default (“LGD”), and Exposures

at Default (“EAD”) due to the inherently judgemental nature of these complex models.
The PD models are the key drivers of the Company’s calculation of impairment allowance for loans and advances at amortised cost, including off-
balance sheet elements and also impact the staging of assets and as a result require the most significant auditor judgement, especially for the UK and US credit card, UK consumer

loans and corporate

portfolios considering the significance of these

portfolios.

◾

Economic scenarios – Complex and subjective auditor judgement was applied in assessing the economic scenarios used by the Company and the
probability weightings applied to them especially when considering the current uncertain economic

environment in the UK and US,

including the
manner in which the UK withdraws from

the European Union.

The most significant

key economic variables which

drive the ECL scenario
modelling are UK and US GDP,

unemployment

and house price indices, in particular with regard to the UK and US credit cards, UK mortgages, UK consumer loans and corporate

portfolios.

◾

Qualitative adjustments – Adjustments to the mod

el-driven impairment allowance

for loans and advances at amortised cost, including off-
balance sheet elements are raised by the

Company

to address known model limitations or emerging trends. These adjustments represent approximately 5.4%

of the impairment allowance for loans and advances at amortised cost, including off-balance sheet elements. Complex and
subjective auditor judgement

was applied in assessing qualitative adjustments to the model-driven impairment allowance due to the inherent
estimation uncertainty associated with these adjustments, especially in relation to the UK and US credit card and corporate

portfolios.
The primary procedures

we performed to address this

critical audit matter included the following:
◾

We tested certain internal controls over

the Company’s process for estimating the impairment allowance for loans and advances at amortised
cost, including off-balance

sheet elements, including controls relating to the (1) completeness and accuracy of key inputs and assumptions

into
the impairment models, (2) application of the staging criteria, (3) validation, implementation and model monitoring,

(4) authorisation and
calculation of qualitative adjustments, and (5) selection and implementation of significant macro

-economic variables and the controls over

the
scenario selection and probabilities.
◾

We involved

financial risk modelling professionals with specialised skills and knowledge, who assisted in

the following

with a focus on the UK and
US credit cards, UK

consumer loans and corporate

portfolios:
-

evaluating the Company’s impairment

methodologies for

compliance with IFRS;
-

assessing the probability of default, loss given default

and exposure

at default

assumptions;
-

evaluating for a sample of models which

were

changed or

updated during the year as to

whether the changes were appropriate,

and

-

assessing, for a sample of material models, the model predictions by comparing

them against

actual results and evaluating the resulting
differences.
◾

In addition, we involved economic

professionals with specialised skills and knowledge, who

assisted

in:
-

assessing the Company’s methodology

for determining

the economic scenarios used and the probability weightings applied to them;
-

assessing key economic variables such as UK and

US GDP, unemployment

and house prices indices. This

included comparing

samples of
economic variables to third-party

sources as well as assessing the economic forecasts by comparing the Company’s forecasts to our own
modelled forecasts. This was carried out with a focus on

the UK and US credit card, UK consumer

loans and corporate

portfolios, and
-

assessing the Company’s considerations of the impact of economic uncertainty, including

the manner in which the UK withdraws from

the
European

Union, on the impairment allowance for

loans and advances at amortised cost, including off-balance sheet elements.
◾

In addition, we performed

the following procedures:
-

selected a sample of key inputs and assumptions impacting the impairment allowance for loans and advances at amortised cost, including
off-balance sheet elements calculations to assess the economic forecasts, weightings, and PD assumptions applied; and
-

selected a sample of qualitative adjustments, considering

the size and complexity of the Company’s overlays, and assessed the adjustments by challenging key assumptions, inspecting the

methodology

and tracing a sample of data

used back to source data.
2.

Assessment

of the Measurement of the Fair Value

of Certain Difficult

-to-Value Financial Instruments
As discussed in Note 17

to the Company’s consolidated financial statements, the balance of financial assets and liabilities recorded at fair

value as
at December 31,

2019

was £542.3bn and £470.4bn,

respectively. Of these

amounts, Level 3 instruments (£18.7bn)

represented 2.6% of the
Company’s financial assets carried at fair value and 0.9% of the

Company’s financial liabilities carried at fair value. The Company has Level 2

Report of Independent

Registered

Public

Accounting

Firm

Barclays PLC

2019 Annual Report on Form 20-F

financial assets at fair value of £432.9bn

and financial liabilities

at fair value of £439.7bn.

Included in these amounts are certain difficult-to-value
securities for which the Company

is required

to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models. Fair valu

es are generated

through

a combination of pricing inputs, valuation models and fair

value adjustments
(“FVA”),

including portfolio

-level FVAs related to credit and funding

(commonly

referred to as “XVAs”).

We identified the assessment of the measurement

of fair value for certain difficult-to-value financial instrument portfolios as a critical audit matter.
This is because there was significant measurement

uncertainty associated with the fair value estimates of these instruments and subjective auditor judgment was required

to evaluate the

pricing inputs, valuation models, FVAs,

and XVAs.

The primary procedures

we performed to address this

critical audit matter included the following:
◾

We tested certain internal controls over

the Company’s proces

s

to measure fair value of these portfolios. This included

controls related to (1) the
independent price

verification (‘IPV’) of key market pricing

inputs, (2) the determination or calculation of FVAs, including exit adjustments (to
mark the portfolio to bid or offer

prices), model shortcoming

reserves to address model limitations and XVAs and (3)

the validation,
implementation and usage of valuation models including assessment of the impact of model limitations and assumptions.

◾

For a subset of portfolios that are subject to collateralization,

we assessed the valuation methodology

for a sample of material

collateral disputes
where significant fair value differences

were identified with the market participant on the other

side of the trade;
◾

We inspected significant gains and

losses on a sample of trade exits or restructurings

and evaluated whether these data points indicated
elements of fair value not incorporated

in the current valuation methodologies,
◾

We inspected movements

in unobservable inputs throughout

the period to assess

whether any gain or

loss generated was appropriate, and
◾

We involved

valuation professionals with specialised skills and knowledge who assisted in

the following:
-

assessing the appropriateness of significant models and methodologies used in calculating fair values, risk exposures and in calculating FVAs;
-

developing

an independent estimate of fair value for a sample of trades from the above portfolios and challenging the Company where

their
valuations were outside our

tolerance.
3.

Evaluation

of payment protection insurance redress

provisions
As discussed in Note 24 to the consolidated financial statements, the Company has recorded

a provision of £1.2bn against the cost of Payment
Protection Insurance

(“PPI”) redress costs. The calculation of the

provision for

PPI redress costs requires the Company

to make a number of key
assumptions regarding

the redress still to

be paid. The Company has developed

a model which calculates the proportion

of complaints, enquiries
and requests for infor

mation (“RFIs”) for which redress will be payable

and the associated redress cost.

We identified the evaluation of PPI

redress provisions as a critical audit matter because complex and subjective auditor judgment was required

to
evaluate the key assumptions applied to estimate the redress to be paid to customers.

Specifically, the proportion

of claims

for which redress will
be payable and average

claim redress payable were challenging

to test as minor changes to those assumptions has a significant effect on the
Company’s calculation of the provision. Additionally,

subjective auditor judgement

was required to evaluate the legal position of enquiries received from the Official Receiver.

The primary procedures

we performed to address this

critical audit matter included the following:

We tested certain internal controls over

the Company’s PPI provisioning

process, including controls related to the capture of claims data, and the developme

nt and application of key assumptions to estimate the redress payments to be made.

In addition, we evaluated the PPI redress

provision recorded

and disclosed by:

◾

evaluating the key assumptions used, particularly those in relation to claims volumes by assessing how historical data has been applied to the claims still to be processed;

◾

inspecting correspondence

with the Financial

Conduct Authority

(“FCA”) and

other regulators to identify any regulatory

observations on the PPI
redress provision. We also

made enquiries of the FCA discussing the nature of the matters contained in regulatory

correspondence that could
materially affect the level of

provisions held;

◾

assessing the sensitivity of the provision to variations

in key assumptions. We also considered

the appropriateness of the scenarios used to model
the potential range of outcomes. We also considered

the sensitivity of the provision to variations in redress assumptions by inspecting the provision methodology

and challenging the key assumptions

using historically observed trends;

◾

developing

an independent range

of potential future outcomes by developing scenarios using our own model and used these to

assess the
appropriateness of the Company’s point estimate. We

developed a number

of these scenarios

using analysis of Barclays’ historical complaint
data; and

◾

for enquiries from

the Official Receiver, enquiring

of the Company’s external legal counsel and inspecting legal reports and correspondence from
the Official Receiver to

evaluate the legal basis for the judgement applied by

the Company.

Report of Independent

Registered

Public

Accounting

Firm

Barclays PLC

2019 Annual Report on Form 20-F

4.

Assessme

nt of liabilities for legal, competition

and regulatory matters

As discussed in note 24 of the consolidated financial statements, the

Company

has recorded

provisions of £376m

for legal, competition and
regulatory

matters.

We identified the assessment of liabilities for

legal, competition and regulatory

matters as

a critical audit matter due

to the significant subjective
auditor judgement involved

in assessing the

probability of a loss and in determining

a reliable estimate of such loss and due to the subjective nature of assessing the audit evidence for key assumptions used in the provisions.

The primary procedures

we performed to address this

critical audit matter included the following:

◾

Testing certain internal controls over

the Company’s legal, competition and regulatory

provisioning

process, including controls relating to
company’s review of the provisions

and disclosures based on their consideration

of information from

external and internal legal counsel;

◾

Inspecting minutes of meetings involving

senior management and those charged

with governance and inspecting correspondence

with the
relevant regulatory

authorities to identify developments in legal, competition and regulatory matters that

affect the recognition

or values of
provisions or disclosures;
◾

For significant matters, inquiry

of the Company’s internal legal counsel to understand and challenge the basis of the Company’s judgements and
assumptions through

inspection of relevant internal and external information, as deemed necessary.

◾

For significant matters, inquiry

of external counsel and inspection of formal letters received from external counsel, in order to understand and
challenge the Company’s judgements and assumptions on

the ultimate resolution of legal, competition and regulatory matters; and
◾

Based on our enquiries of internal and external legal counsel and information obtained from our

other procedures, independently assessing

and
challenging the estimated value of the provisions.

/s/ KPMG LLP

We have

served as the Company’s auditor since 2017

London, United Kingdom
February

12, 2020

Consolidated financial

statements
Consolidated

income statement

Barclays PLC

2019 Annual Report on Form 20-F

2019 2018
a
2017
a
For the year ended 31 December
Notes £m £m £m
Continuing operations
Interest income 3 15,456 14,541 13,631
Interest expense 3 (6,049) (5,479) (3,786)
Net interest income 9,407 9,062 9,845
Fee and commission income 4 9,122 8,893 8,751
Fee and commission expense 4 (2,362) (2,084) (1,937)
Net fee and commission

income
6,760 6,809 6,814
Net trading income 5 4,235 4,566 3,500
Net investment income 6 1,131 585 861
Other income 99 114 56
Total income 21,632 21,136 21,076
Credit impairment charges 7 (1,912) (1,468) (2,336)
Net operating income 19,720 19,668 18,740
Staff costs 31 (8,315) (8,629) (8,560)
Infrastructure

costs
8 (2,970) (2,950) (2,949)
Administration and general expenses 8 (2,300) (2,457) (2,740)
Provisions for litigation and conduct 8 (1,849) (2,207) (1,207)
Operating expenses 8 (15,434) (16,243) (15,456)
Share of post-tax results of associates and joint ventures 61 69 70
Profit on disposal of subsidiaries, associates and joint ventures 10 - 187
Profit before tax

4,357 3,494 3,541
Taxation 9 (1,003) (911) (2,066)
Profit after tax in respect of continuing operations 3,354 2,583 1,475
Loss after tax in respect of discontinued operation - - (2,195)
Profit/(loss)

after

tax
3,354 2,583 (720)
Attributable to:
Equity holders of the parent

2,461 1,597 (1,748)
Other equity instrument holders 813 752 639
Total equity holders

of the parent
3,274 2,349 (1,109)
Non-controlling

interests

in respect of continuing operations
30 80 234 249
Non-controlling

interests

in respect of discontinued operation
30 - - 140
Profit/(loss)

after

tax
3,354 2,583 (720)
Earnings per share
p p p
Basic earnings/(loss) per ordinary

share
10 14.3 9.4 (10.3)
Basic earnings per ordinary

share in respect of continuing operations
10 14.3 9.4 3.5
Basic loss per ordinary

share in respect of discontinued operation
10 - - (13.8)
Diluted earnings/(loss) per share 10 14.1 9.2 (10.1)
Diluted earnings per ordinary

share in respect of continuing operations
10 14.1 9.2 3.4
Diluted loss per ordinary

share in respect of discontinued operation
10 - - (13.5)

Note
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the income statement,

whereas it was
previously

recorded

in retained

earnings. Comparatives have

been restated, reducing the

tax charge for 2018 by £211m

and 2017

by £174m.

This

change does not

impact EPS.
Further

detail can

be found in

Note 1.

Consolidated financial

statements
Consolidated

statement

of comprehensive

income

Barclays PLC

2019 Annual Report on Form 20-F

2019 2018 2017
For the year ended 31 December
£m £m £m
Profit/(loss)

after

tax
3,354 2,583 (720)
Profit after tax in respect of continuing operations

3,354 2,583 1,475
Loss after tax in respect of discontinued operation - - (2,195)
Other comprehensive income/(loss)

that

may be recycled to profit or loss from continuing
operations:
Currency translation reserve
Currency

translation differences
a
(544) 834 (1,337)
Fair value through other comprehensive

income reserve movements relating to debt securities
b
Net gains/(losses) from changes

in fair value
2,901 (553) -
Net (gains)/losses transferred

to net profit on disposal
(502) 48 -
Net losses due to impairment 1 4 -
Net (losses)/gains due to fair value hedging (2,172) 236 -
Other movements (5) (26) -
Tax (57) 65 -
Cash flow hedging

reserve
Net gains/(losses) from changes

in fair value
724 (344) (626)
Net gains transferred to net profit (277) (332) (643)
Tax (105) 175 321
Available for sale reserve
b
- - 449
Other 16 30 (5)
Other comprehensive income/(loss)

that

may be recycled to profit or loss from continuing
operations (20) 137 (1,841)
Other comprehensive income/(loss)

not recycled to profit or loss from continuing operations:
Retirement benefit remeasurements (280) 412 115
Fair value through

other comprehensive income reserve movements relating to equity instruments
(95) (260) -
Own credit (316) 77 (7)
Tax 150 (118) (66)
Other comprehensive income/(loss)

not recycled to profit

or loss from continuing

operations
(541) 111 42
Other comprehensive income/(loss)

for the

year from continuing operations
(561) 248 (1,799)
Other comprehensive income

for the

year from discontinued

operation
- - 1,301
Total comprehensive income/(loss)

for the

year:
Total comprehensive income/(loss)

for the

year,

net of tax from continuing operations
2,793 2,831 (324)
Total comprehensive loss

for the

year, net of tax from discontinued

operation
- - (894)
Total comprehensive income/(loss)

for the

year
2,793 2,831 (1,218)
Attributable to:
Equity holders of the parent 2,713 2,597 (1,575)
Non-controlling

interests
80 234 357
Total comprehensive income/(loss)

for the year
2,793 2,831 (1,218)

Notes
a

Includes

£15m gain (2018: £41m

loss; 2017:

£189m

loss)

on recycling of currency

translation

differences.
b

Following the

adoption of IFRS 9
Financial Instruments

on 1 January 2018,

the fair

value through

other comprehensive

income reserve

was introduced replacing the

available for
sale reserve.

Consolidated financial

statements
Consolidated

balance

sheet

Barclays PLC

2019 Annual Report on Form 20-F

2019 2018
As at 31 December
Notes £m £m
Assets
Cash and balances at central banks 150,258 177,069
Cash collateral and settlement balances 83,256 77,222
Loans and advances at amortised cost 19 339,115 326,406
Reverse repurchase

agreements and other similar secured lending
3,379 2,308
Trading

portfolio assets
12 114,195 104,187
Financial assets at fair value through

the income statement
13 133,086 149,648
Derivative financial instruments

14 229,236 222,538
Financial assets at fair value through

other comprehensive income
15 65,750 52,816
Investments in associates and joint ventures 36 721 762
Goodwill and intangible assets 22 8,119 7,973
Property,

plant and equipment
20 4,215 2,535
Current tax assets 9 412 798
Deferred tax assets 9 3,290 3,828
Retirement benefit assets 33 2,108 1,768
Other assets 3,089 3,425
Total assets

1,140,229 1,133,283
Liabilities
Deposits at amortised cost 19 415,787 394,838
Cash collateral and settlement balances 67,341 67,522
Repurchase agreements

and other similar secured borrowing
14,517 18,578
Debt securities in issue 76,369 82,286
Subordinated

liabilities
27 18,156 20,559
Trading

portfolio liabilities
12 36,916 37,882
Financial liabilities designated at fair value 16 204,326 216,834
Derivative financial instruments 14 229,204 219,643
Current tax liabilities 9 313 628
Deferred tax liabilities 9 23 51
Retirement benefit liabilities 33 348 315
Other liabilities 23 8,505 7,716
Provisions 24 2,764 2,652
Total liabilities 1,074,569 1,069,504
Equity
Called up share capital and share premium 28 4,594 4,311
Other equity instruments 28 10,871 9,632
Other reserves 29 4,760 5,153
Retained earnings

44,204 43,460
Total equity excluding

non-

controlling interests
64,429 62,556
Non-controlling

interests
30 1,231 1,223
Total equity

65,660 63,779
Total liabilities

and equity

1,140,229 1,133,283

The Board

of Directors approved

the financial

statements on pages 205 to 298

on 12 February

2020.

Nigel Higgins
Group

Chairman

James E Staley
Group

Chief Executive

Tushar Morzaria
Group

Finance Director

Consolidated financial

statements
Consolidated

statement

of changes

in equity

Barclays PLC

2019 Annual Report on Form 20-F

Called up
share capital
and share
premium
a
Other equity
instruments
a
Other
reserves
b
Retained
earnings
Total equity
excluding non-
controlling
interests
Non-
controlling
interests Total equity
£m £m £m £m £m £m £m
Balance as at 1 January 2019 4,311 9,632 5,153 43,460 62,556 1,223 63,779
Profit after tax - 813 - 2,461 3,274 80 3,354
Currency

translation movements
- - (544) - (544) - (544)
Fair value through

other comprehensive income
reserve - - 71 - 71 - 71
Cash flow hedges - - 342 - 342 - 342
Retirement benefit remeasurements - - - (194) (194) - (194)
Own credit reserve - - (252) - (252) - (252)
Other - - - 16 16 - 16
Total comprehensive income for the year - 813 (383) 2,283 2,713 80 2,793
Issue of new ordinary

shares
182 - - - 182 - 182
Issue of shares under employee

share schemes
101 - - 478 579 - 579
Issue and exchange

of other equity instruments
- 1,238 - (406) 832 - 832
Other equity instruments coupons paid - (813) - - (813) - (813)
Redemption of preference

shares
- - - - - - -
Increase in treasury shares - - (224) - (224) - (224)
Vesting of shares under

employee share
schemes - - 214 (404) (190) - (190)
Dividends paid - - - (1,201) (1,201) (80) (1,281)
Other reserve movements - 1 - (6) (5) 8 3
Balance as at 31 December 2019 4,594 10,871 4,760 44,204 64,429 1,231 65,660
Balance as at 31 December 2017
22,045 8,941 5,383 27,536 63,905 2,111 66,016
Effects of changes in accounting

policies
c
- - (136) (2,014) (2,150) - (2,150)
Balance as at 1 January 2018 22,045 8,941 5,247 25,522 61,755 2,111 63,866
Profit after tax
d
- 752 - 1,597 2,349 234 2,583
Currency

translation movements
- - 834 - 834 - 834
Fair value through

other comprehensive income
reserve - - (486) - (486) - (486)
Cash flow hedges - - (501) - (501) - (501)
Retirement benefit remeasurements - - - 313 313 - 313
Own credit reserve - - 58 - 58 - 58
Other - - - 30 30 - 30
Total comprehensive income

for the

year
- 752 (95) 1,940 2,597 234 2,831
Issue of new ordinary

shares
88 - - - 88 - 88
Issue of shares under employee

share schemes
51 - - 449 500 - 500
Capital reorganisation (17,873) - - 17,873 - - -
Issue and exchange

of other equity instruments
- 692 - (308) 384 - 384
Other equity instruments coupons paid
d
- (752) - - (752) - (752)
Redemption of preference

shares
- - - (732) (732) (1,309) (2,041)
Debt to equity reclassification
e
- - - - - 419 419
Increase in treasury shares - - (267) - (267) - (267)
Vesting of shares under

employee share
schemes - - 268 (499) (231) - (231)
Dividends paid - - - (768) (768) (234) (1,002)
Other reserve movements - (1) - (17) (18) 2 (16)
Balance as at 31 December 2018 4,311 9,632 5,153 43,460 62,556 1,223 63,779

Notes
a

For further

details

refer to Note 28.
b

For further

details

refer to Note 29.
c

Effects

of changes in

accounting policy

relate to the adoption

of IFRS 9
Financial Instruments

and IFRS 15
Revenue from

Contracts with Customers

on 1 January

2018. The impact
of IFRS 15
Revenue from Contracts

with Customers

was an increase

to retained

earnings of £67m with the

remainder

due to the impact of IFRS 9
Financial Instruments .
d

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to equity instruments

has been recognised in

the tax charge of the

income statement, whereas

it was
previously

recorded

in retained

earnings. Comparatives have

been restated, increasing profit

after tax by £211m. Further

detail can

be found in Note 1.
e

Following a review

of subordinated

liabilities issued

by Barclays Bank

PLC, certain instruments

deemed to have characteristics

that qualify them as equity

have been reclassified.

Consolidated financial

statements
Consolidated

statement

of changes

in equity

Barclays PLC

2019 Annual Report on Form 20-F

Called up
share
capital
and share
premium
a
Other
equity
instru-
ments
a
Other
reserves
b
Retained
earnings
Total
equity
excluding
non-
controlling
interests
Non-
controllin
g
interests
Total
equity
£m £m £m £m £m £m £m
Balance as at 31 December 2016
21,842 6,449 6,051 30,531 64,873 6,492 71,365
Effects of changes in accounting

policies
c
- - (175) 175 - - -
Balance as at 1 January 2017 21,842 6,449 5,876 30,706 64,873 6,492 71,365
Profit after tax - 639 - 413 1,052 249 1,301
Currency

translation movements
- - (1,336) - (1,336) (1) (1,337)
Available for

sale investments
- - 449 - 449 - 449
Cash flow hedges - - (948) - (948) - (948)
Retirement benefit remeasurements - - - 53 53 - 53
Own credit reserve - - (11) - (11) - (11)
Other - - - (5) (5) - (5)
Total comprehensive

income net of tax from continuing operations
- 639 (1,846) 461 (746) 248 (498)
Total comprehensive

income net of tax from discontinued operation
- - 1,332 (2,335) (1,003) 109 (894)
Total comprehensive income for the year - 639 (514) (1,874) (1,749) 357 (1,392)
Issue of new ordinary

shares
117 - - - 117 - 117
Issue of shares under employee

share schemes
86 - - 505 591 - 591
Issue and exchange

of other equity instruments
- 2,490 - - 2,490 - 2,490
Other equity instruments coupons

paid
- (639) - 174 (465) - (465)
Redemption of preference

shares
- - - (479) (479) (860) (1,339)
Increase in treasury shares - - (315) - (315) - (315)
Vesting of shares under

employee share schemes
- - 329 (636) (307) - (307)
Dividends paid - - - (509) (509) (415) (924)
Net equity impact of partial BAGL disposal - - - (359) (359) (3,462) (3,821)
Other reserve movements - 2 7 8 17 (1) 16
Balance as at 31 December 2017 22,045 8,941 5,383 27,536 63,905 2,111 66,016

Notes
a

For further

details

refer to Note 28.
b

For further

details

refer to Note 29.
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

Consolidated financial

statements
Consolidated

cash

flow statement

Barclays PLC

2019 Annual Report on Form 20-F

2019 2018 2017
For the year ended 31 December
Note
s
£m £m £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax 4,357 3,494 3,541
Adjustment for non-cash items:
Credit impairment charges 1,912 1,468 2,336
Depreciation, amortisation and impairment of property,

plant, equipment and intangibles
1,520 1,261 1,241
Other provisions, including pensions 2,336 2,594 1,875
Net loss/(profit) on disposal of investments and property,

plant and equipment
7 28 (325)
Other non-cash movements including

exchange rate movements
602 (4,366) 1,031
Changes in operating assets and liabilities:
Net increase in cash collateral and settlement balances (7,091) (574) (3,713)
Net (increase)/decrease

in loans and advances to banks and customers
(14,275) (10,602) 18,569
Net (increase)/decrease

in reverse repurchase

agreements and other similar lending
(1,071) (1,711) 908
Net increase in deposits and debt securities in issue 11,038 23,969 5,339
Net (increase)/decrease

in repurchase agreements

and other similar borrowing
(4,061) 3,525 20,578
Net decrease/(increase)

in derivative financial instruments
2,863 (3,571) 6,815
Net (increase)/decrease

in trading assets
(10,008) 9,958 (33,492)
Net (decrease)/increase

in trading liabilities
(966) 531 2,664
Net decrease/(increase)

in financial

assets and liabilities at fair value through

the income statement
4,054 (12,686) 40,014
Net (increase)/decrease

in other assets
(412) 489 (3,775)
Net decrease in other liabilities (2,872) (4,755) (2,187)
Corporate

income tax paid
9 (228) (548) (708)
Net cash from operating activities (12,295) 8,504 60,711
Purchase of financial assets at fair value through

other comprehensive income
(92,365) (106,669) -
Purchase of available for

sale investments
- - (83,127)
Proceeds from

sale

or redemption

of financial assets

at fair value through

other comprehensive income
81,202 107,539 -
Proceeds from

sale

or redemption

of available for sale

investments
- - 88,298
Purchase of property,

plant and equipment and intangibles
(1,793) (1,402) (1,456)
Proceeds from

sale

of property,

plant and equipment and intangibles
46 18 283
Disposal of discontinued operation, net of cash disposed - - (1,060)
Disposal of subsidiaries, net of cash disposed - - 358
Other cash flows associated with investing activities 84 1,191 206
Net cash from investing activities (12,826) 677 3,502
Dividends paid and other coupon

payments on equity instruments
(1,912) (1,658) (1,273)
Issuance of subordinated debt 27 1,352 221 3,041
Redemption of subordinated

debt
27 (3,248) (3,246) (1,378)
Issue of shares and other equity instruments 28 3,582 1,964 2,490
Repurchase of shares and other

equity instruments
(2,668) (3,582) (1,339)
Issuance of debt securities
a
3,994 - -
Net purchase

of treasury shares

(410) (486) (580)
Net cash from financing activities 690 (6,787) 961
Effect of exchange rates on cash and cash equivalents (3,347) 4,160 (4,773)
Net (decrease)/increase in cash and cash equivalents from continuing operations
(27,778) 6,554 60,401
Net cash from discontinued

operation
- - 101
Net (decrease)/increase in cash and cash equivalents (27,778) 6,554 60,502
Cash and cash equivalents at beginning

of year
211,165 204,612 144,110
Cash and cash equivalents at end of year 183,387 211,166 204,612
Cash and cash equivalents comprise:
Cash and balances at central banks 150,258 177,069 171,082
Loans and advances to banks with original maturity less than three months 8,021 7,676 7,592
Cash collateral and settlement balances with banks with original maturity less than three months 24,628 25,504 25,228
Treasury

and other eligible bills with original maturity less than three months
480 917 682
Trading

portfolio assets with original maturity less than three months
- - 28
183,387 211,166 204,612
Note
a

Issuance of debt securities

included

in financing

activities

relate to

instruments

that qualify

as eligible

liabilities

and satisfy

regulatory

requirements

for MREL

instruments

which came

into effect
during

2019.

Interest received was £34,016m (2018: £26,254m; 2017:

£21,784m)

and interest

paid was £23,186m (2018: £16,124m;

2017:

£10,310m).

The Group is required

to maintain balances with central banks and other

regulatory authorities

and these amounted

to £4,893m (2018: £4,717m;

2017: £3,360m).

For the purposes

of the cash flow statement,

cash comprises

cash on hand and demand deposits

and cash equivalents

comprise highly liquid

investments

that are
convertible into

cash with an insignificant risk of changes

in value with

original maturities

of three

months or less.

Repurchase

and reverse repurchase

agreements are
not considered to

be part of cash equivalents.

Financial statements

of Barclays PLC
Parent

company

accounts

Barclays PLC

2019 Annual Report on Form 20-F

Statement of comprehensive income
2019 2018
a
2017
a
For the year ended 31 December
Notes

£m £m £m
Dividends received from

subsidiaries
42 1,560 15,360 674
Net interest income/(expense) 214 (101) (10)
Other income 42 1,760 923 690
Operating expenses (267) (312) (96)
Profit before tax 3,267 15,870 1,258
Taxation (86) 79 12
Profit after tax 3,181 15,949 1,270
Other comprehensive

income
-

-

60
Total comprehensive income 3,181 15,949 1,330
Profit after tax attributable to:
Ordinary equity holders 2,368 15,197 631
Other equity instrument holders 813 752 639
Profit after tax 3,181 15,949 1,270
Total comprehensive

income attributable to:
Ordinary equity holders 2,368 15,197 691
Other equity instrument holders 813 752 639
Total comprehensive income 3,181 15,949 1,330

Note
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the income statement,

whereas it was
previously

recorded

in retained

earnings. Comparatives have

been restated, reducing the

tax charge for 2018 by £143m

and 2017

by £123m. Further

detail can

be found in

Note 1.

For the year ended

31 December

201

9,

profit after tax was

£3,181m

(2018:

£15,949m)

and total comprehensive income was £3,181

m

(2018:
£15,949

m). Other comprehensive income of £60m

in 2017

related to the gain on available for sale

instruments. The Company

has 79 members of
staff (2018:

87).

Balance sheet
2019 2018
As at 31 December
Notes

£m

£m

Assets
Investment in subsidiaries 42 59,546 57,374
Loans and advances to subsidiaries 28,850 29,374
Financial assets at fair value through

the income statement

42 10,348 6,945
Derivative financial instruments 58 168
Other assets 2 115
Total assets 98,804 93,976
Liabilities
Deposits at amortised cost 500 576
Subordinated

liabilities
42 7,656 6,775
Debt securities in issue 42 30,564 32,373
Financial liabilities designated at fair value 42 3,498
-

Other liabilities 119 72
Total liabilities 42,337 39,796
Equity
Called up share capital 28 4,331 4,283
Share premium

account
28 263 28
Other equity instruments 28 10,865 9,633
Other reserves 394 394
Retained earnings 40,614 39,842
Total equity 56,467 54,180
Total liabilities

and equity
98,804 93,976

The financial statements on pages 211

to 213

and the accompanying

note on page 298 were approved by the Board

of Directors on 12 February
2020

and signed on its behalf by:

Nigel Higgins

James E Staley

Tushar Morzaria
Group

Chairman

Group

Chief Executive

Group

Finance Director

Financial statements

of Barclays PLC
Parent

company

accounts

Barclays PLC

2019 Annual Report on Form 20-F

Statement of changes in equity

Called up share
capital and
share premium
Other equity
instruments Other reserves
a
Retained
earnings Total equity
Notes £m £m £m £m £m
Balance as at 1 January 2019 4,311 9,633 394 39,842 54,180
Profit after tax and other comprehensive

income
-

813
-

2,368 3,181
Issue of new ordinary

shares
182
-

-

-

182
Issue of shares under employee

share schemes
101
-

-

20 121
Issue and exchange

of other equity instruments
-

1,232
-

(396) 836
Vesting of shares under

employee share schemes
-

-

-

(19) (19)
Dividends paid 11
-

-

-

(1,201) (1,201)
Other equity instruments coupons paid
-

(813)
-

-

(813)
Other reserve movements
-

-

-

-

-

Balance as at 31 December 2019 4,594 10,865 394 40,614 56,467
Balance as at 31 December 2017 22,045 8,943 480 7,737 39,205
Effect of changes in accounting policies
-

-

(86) 97 11
Balance as at 1 January 2018 22,045 8,943 394 7,834 39,216
Profit after tax and other comprehensive

income
b
-

752
-

15,197 15,949
Issue of new ordinary

shares
88
-

-

-

88
Issue of shares under employee

share schemes
51
-

-

24 75
Issue and exchange

of other equity instruments
-

692
-

(308) 384
Vesting of shares under

employee share schemes
-

-

-

(23) (23)
Dividends paid 11
-

-

-

(768) (768)
Other equity instruments coupons paid
b
-

(752)
-

-

(752)
Capital reorganisation (17,873)
-

-

17,873
-

Other reserve movements
-

(2)
-

13 11
Balance as at 31 December 2018 4,311 9,633 394 39,842 54,180

Statement of changes in equity

Called up
share capital
and share
premium
Other equity
instruments
Other
reserves
Retained
earnings Total equity
Notes £m £m £m £m £m
Balance as at 1 January 2017 21,842 6,453 420 7,607 36,322
Profit after tax and other comprehensive

income
-

639 60 508 1,207
Issue of new ordinary

shares
117
-

-

-

117
Issue of shares under employee

share schemes
86
-

-

27 113
Issue and exchange

of other equity instruments
-

2,490
-

-

2,490
Vesting of shares under

employee share schemes
-

-

-

(11) (11)
Dividends paid 11
-

-

-

(509) (509)
Other equity instruments coupons paid
-

(639)
-

123 (516)
Other reserve movements
-

-

-

(8) (8)
Balance as at 31 December 2017 22,045 8,943 480 7,737 39,205

Notes
a

As a result

of the adoption

of IFRS 9 on 1 January 2018, the available

for sale reserve

of £86m has been transferred

to retained earnings.
b

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to equity instruments

has been recognised in

the tax charge of the

income statement, whereas

it was
previously

recorded

in retained

earnings. Comparatives have

been restated, increasing profit

after tax by £143m. Further

detail can

be found in Note 1.

Financial statements

of Barclays PLC
Parent

company

accounts

Barclays PLC

2019 Annual Report on Form 20-F

Cash flow statement
2019 2018 2017
For the year ended 31 December
£m £m £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before

tax
3,267 15,870 1,258
Adjustment for non-cash items:
Dividends in specie - (14,294) -
Other non-cash items (582) 653 76
Changes in operating assets and liabilities 87 55 102
Net cash generated from operating activities 2,772 2,284 1,436
Capital contribution to and investment in subsidiary (1,187) (2,680) (2,801)
Net cash used in investing activities (1,187) (2,680) (2,801)
Issue of shares and other equity instruments 3,597 1,953 2,581
Redemption of other equity instruments (2,668) (1,532) -
Net increase in loans and advances to subsidiaries of the Parent (4,464) (7,767) (9,707)
Net increase in debt securities in issue 2,588 9,174 6,503
Proceeds of borrowings

and issuance of subordinated debt
1,194 - 3,019
Dividends paid (1,019) (680) (392)
Coupons paid on other

equity instruments
(813) (752) (639)
Net cash generated from financing activities (1,585) 396 1,365
Net increase in cash and cash equivalents - - -
Cash and cash equivalents at beginning

of year
- - -
Cash and cash equivalents at end of year - - -
Net cash generated from operating activities includes:
Dividends received 1,560 1,066 674
Interest received/(paid) 214 (101) (10)

The Parent company’s

principal activity is to hold the investment in its wholly-owned subsidiaries,

Barclays Bank PLC, Barclays

Bank UK PLC and
Barclays Execution Services Limited. Dividends received

are treated as operating income.

Notes

to the financial

statements

For the year

ended

31 December

2019

Barclays PLC

2019 Annual Report on Form 20-F

This section describes the Group’s

significant policies and critical accounting estimates that relate to the financial statements and notes as a whole.
If an accounting policy or a critical accounting

estimate relates to a particular note, the accounting policy and/or critical accounting estimate

is
contained with the relevant note.

1 Significant accounting policies
1. Reporting entity
These financial statements are prepared

for Barclays PLC and its subsidiaries (the Group)

under Section 399 of the Companies Act 2006. The Group
is a major global financial services provider

engaged in retail banking, credit cards, wholesale banking, investment banking, wealth management and investment management

services. In addition, separate financial statements have been presented for the holding company.

2. Compliance with International Financial

Reporting Standards
The consolidated financial statements of the Group,

and the separate financial statements of Barclays

PLC, have been

prepared

in accordance with
International Financial Reporting Standards (IFRS)

and interpretations (IFRICs) issued by the Interpretations Committee, as published by the
International Accounting

Standards Board

(IASB). They are also in

accordance

with IFRS and IFRIC interpretations endorsed by the European Union.
The principal accounting

policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the
relevant notes to the financial statements. These policies have been consistently applied with the exception of the adoption of IFRS 16
Leases , IFRIC
Interpretation 23
Uncertainty over Income

Tax

Treatments
, the amendments to

IAS 12
Income Taxes
, the amendments to

IAS 19
Employee
Benefits
, and

the amendments to IFRS 9, IAS 39 and IFRS 7 which were applied from

1 January 2019.

3. Basis of preparation
The consolidated and separate financial statements have been prepared

under the historical cost convention modified to include the fair valuation of investment property,

and particular financial instruments, to the extent required or permitted under IFRS as set out in the

relevant accounting
policies. They are stated in millions of pounds

Sterling (£m), the functional currency of Barclays

PLC.

The

financial statements have been prepared

on a going concern basis,

in accordance with the Companies Act 2006

as applicable to

companies
using IFRS.

4. Accounting policies
The Group

prepares

financial statements

in accordance with IFRS. The Group

’s significant

accounting policies relating to specific financial
statement items, together with a description of the accounting estimates and judgements that were critical to preparing

them, are set

out under
the relevant notes. Accounting

policies that affect the financial statements as a whole are set out below.

(i) Consolidation
The Group

applies IFRS 10
Consolidated financial statements .

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

(ii) Foreign currency translation
The Group

applies IAS 21
The Effects of Changes in Foreign Exchange Rates
. Transactions in

foreign currencies

are translated into Sterling

at the
rate ruling on the date of the transaction. Foreign

currency

monetary balances are translated into

Sterling at the period end exchange

rates.
Exchange gains and losses on such balances are taken to

the income statement.

Non-monetary

foreign currency balances are carried

at historical
transaction date exchange

rates.

The Group

’s foreign operations (including

subsidiaries,

joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency

of

an operation is the currency of the main economy

to which it is

exposed.

Notes

to the financial

statements

For the year

ended

31 December

2019

Barclays PLC

2019 Annual Report on Form 20-F

1 Significant accounting policies

continued

Prior to consolidation (or

equity accounting) the assets

and liabilities of non

-Sterling operations are translated at the period end exchange rate and
items of income, expense and other comprehensive

income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising

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

operation within a branch.

(iii) Financial assets and liabilities
The Group

applies IFRS 9
Financial Instruments

to the recognition,

classification and measurement, and derecognition

of financial assets

and
financial liabilities and the impairment of financial assets. The Group applies the requirements of IAS 39
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

i) the business model within which financial assets are managed, and

ii) their contractual cash flow characteristics (whether

the cash flows represent ‘solely payments of principal and interest’ (SPPI)).

The Group

assesses

the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio,

(ii) how the performa

nce and risks of the

portfolio are managed,

evaluated and
reported

to management, and (iii) the frequency, volume

and timing of sales in

prior periods, sales expectation for future

periods, and the reasons
for such sales.

The contractual cash flow charact

eristics of financial assets are assessed with reference

to whether the cash flows represent SPPI. In assessing
whether contractual cash flows are SPPI

compliant, interest is defined as consideration primarily for the time value of money and the credit risk of
the principal outstanding. The time value of money

is defined as the

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

Financial assets are measured at amortised cost if they are

held within a business model whose objective is to hold financial assets in order to
collect contractual cash flows, and their contractual cash

flows represent SPPI.

Financial assets are measured at fair value through

other comprehensive income

if they are held within

a business model whose objective is
achieved by both

collecting contractual cash flows and selling financial assets, and their contractual cash flows represent

SPPI.

Other financial assets are

measured at fair value

through

profit and loss. There is

an option to make an irrevocable

election on initial recognition for
non traded equity investments to be measured

at fair value through

other comprehensive income,

in which case dividends are recognised in profit
or loss, but gains or losses are not reclassified to profit or loss upon derecognition,

and the impairment requirements of IFRS 9 do not apply.

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

or pledge the asset.

Financial liabilities are de-

recognised when

the liability

has been settled, has expired

or has been extinguished. An exchange

of an existing

financial
liability for a new liability with the same lender

on substantially different terms – generally a difference of 10%

or more

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

Notes

to the financial

statements

For the year

ended

31 December

2019

Barclays PLC

2019 Annual Report on Form 20-F

1 Significant accounting policies

continued
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

Consideration paid (or

cash collateral
provided)

is accounted for as a

loan asset at amortised cost, unless it is designated or mandatorily at fair value through profit and loss.

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
Financial Instruments: Presentation
, to determine

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

5. New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year,

with the exception of the adoption of IFRS 16
Leases ,
IFRIC Interpretation

23
Uncertainty over Income

Tax

Treatment
, the amendments to

IAS 12
Income Taxes
, the amendments to

IAS 19
Employee
Benefits,
and the amendments to IFRS 9, IAS 39 and IFRS 7 which were

applied from 1 January

2019.

IFRS 16 – Leases
IFRS 16 Leases
, which replaced

IAS 17
Leases
, does not result in a significant change to lessor accounting; however,

for lessee accounting there is
no longer

a distinction

between operating

and finance leases. Instead, the lessee is required to recognise both a right of use (ROU) asset and lease
liability on-balance

sheet. There is a recognition exemption permitted

for leases with a term

of 12

months or less.

The Group

applied IFRS 16 on a modified retrospective

basis and took advantage of the option not to restate comparative periods. The Group applied the following transition options available

under the modified retr

ospective approach:

◾

To calculate the right of use asset equal to the

lease liability, adjusted for

prepaid or

accrued payments.
◾

To rely on

the previous assessment of whether leases are onerous

in accordance with IAS 37

immediately before the date of initial

application as
an alternative to performing

an impairment review. The Group

adjusted the carrying amount of the ROU asset

at the date of initial application by
the previous carrying

amount of its onerous lease provision.
◾

To apply the recognition

exception for leases with a term not exceeding 12

months.
◾

To use hindsight

in determining the lease term if the contract contains options to extend or terminate the lease.

Upon adoption

of IFRS 16, the Group applied the transition option which permitted the ROU asset to

equal the lease liability, adjusted

for prepaid

or
accrued prepayments.

This approach resulted in a lease liability of £1,696m

and an ROU asset

of £1,644m

being recognised

as at

1 January 2019.
The difference in the

lease liability and the ROU asset was a result of the following adjustments:
◾

an increase in the ROU asset as a result of rental prepayments of £55m

,

and
◾

a decrease in the ROU asset as a result of onerous

lease provisions previously recognised

of £64m, £40m

of rent free adjustments and £3m of
finance sublease arrangements.

The ROU asset was recorded

in property, plant and equipment

and the lease

liability within other liabilities.

When measuring lease liabilities, the Group

discounted lease payments using the incremental borrowing

rate at 1 January 2019. The weighted
average applied was 4.57%.

The following shows a reconciliation

between the operating lease commitments as at 31 December

2018

and the lease

liability recorded

as at

1
January 2019.

£m
Operating lease commitment as at 31 December 2018 as disclosed in the Group consolidated financial statements
2,345
Impact of discounting using the Group’s

incremental borrowing

rate
(793)
Recognition exemption

for short term leases
(17)
Extension and termination options reasonably

certain to be exercised
161
Lease liability

recognised as at 1 January 2019
1,696

Notes

to the financial

statements

For the year

ended

31 December

2019

Barclays PLC

2019 Annual Report on Form 20-F

1 Significant accounting policies

continued
IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment
IFRIC 23 clarifies the application of IAS 12 to accounting

for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear

how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax
treatment. There was no significant effect

from the adoption of IFRIC 23

in relation to accounting for uncertain tax positions.

IAS 12 – Income Taxes – Amendments to IAS 12
The IASB amended IAS 12

in order to clarify the accounting treatment of the income tax consequences of dividends. As a result of the amendment, the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes,

where those payments are
considered to be a distribution of profit, will b

e

included in, and will reduce, the income statement tax charge.

The amendments of IAS 12 were
applied to the income

tax consequences of dividends recognised

on or after the beginning of the earliest comparative period. This resulted in reducing

the tax charge and increasing profit after tax for 2019

by £222m,

2018

by £211

m

and 2017

by £174m

.

This change does not impact
retained earnings or earnings

per share.

IAS 19 – Employee Benefits – Amendments to IAS 19
The IASB issued amendments to the guidance in IAS 19, Employee

Benefits, in connection with accounting for

plan amendments, curtailments and
settlements. There was

no significant effect from the adoption of the amendments to IAS 19.

IFRS 9, IAS 39 and IFRS 7 – Amendments relating

to Interest Rate Benchmark Reform
IFRS 9, IAS 39 and IFRS 7 were

amended in September 2019.

The amendments are effective for periods beginning

on or after 1 January 2020

with
earlier application permitted. Th

e

Group

elected to early adopt the amendments with

effect from

1 January 2019.

The amendments have been
endorsed by

the EU.

IFRS 9 allows companies when they first apply IFRS 9, to choose as an accounting policy to continue to apply the hedge accounting requirements of IAS 39. The Group

made the election to continue to apply the IAS 39 hedge accounting requirements,

and consequently, the amendments to IAS
39 have been

adopted by the Group.

The objective of the amendments are to provide

temporary

exceptions from applying specific hedge accounting requirements during the period of
uncertainty resulting from interest rate benchmark

reform. Each of the exceptions adopted by

the Group are described below.

◾

Highly probable

requirement
When determining whether

a forecast transaction or cash flow is highly probable,

the Group assumes that the

interest rate benchmark

on which
the hedged cash flows are based is not altered as a result

of the reform. This amendment has also been applied when cash flows are still expected to occur in respect of amounts remaining in the cash flow hedge reserve.

◾

Prospective assessments
When performing

prospective assessments, the

Group

assumes that the

interest rate benchmark

on which the hedged

risk and/or hedging
instrument are

based is not altered as a result of the interest

rate benchmark

reform.

◾

Retrospective assessments
The Group

will not discontinue hedge accounting during

the period of IBOR-related uncertainty solely

because the retrospective effectiveness falls
outside the required

80-125%

range.

◾

Hedge of a non-contractually specified benchmark

portion of an interest rate
The Group

only considers at inception of such a hedging relationship whether the separately identifiable requirement is met.

The amendments to IFRS 7 require

certain disclosures to be made in the first period that the amendments to IFRS 9 or IAS 39 are adopted. Refer to
Note 14 where

these disclosures have been included.

Future accounting developments
The following accounting

standards have been issued by the IASB but are not yet effective:

IFRS 17 – Insurance

contracts
In May 2017,

the IASB issued IFRS 17
Insurance Contracts
, a comprehensive

new accounting standard

for insurance contracts covering

recognition
and measurement, presentation and disclosure. Once effective,

IFRS 17 will replace IFRS 4
Insurance Contracts

that was issued in 2005.

IFRS 17 applies to all types of insurance

contracts (i.e. life, non

-life, direct insurance and re-insurance)

,

regardless of the type of entities that issue
them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply.

In June 2019,

the IASB published an exposure draft with proposed

amendments to IFRS

17.

The proposed

amendments

that are expected to be
relevant to the Group

are changes to the scoping of IFRS 17,

changes in the effective date of IFRS 17

and changes to IFRS 9 which were
consequential amendments as a result of IFRS 17.

The standard is currently

effective from 1 January

2021

,

although the amendments would change the effective date to 1 January 2022

,

and the
standard has not yet been endorsed

by the EU. The Group is currently assessing the expected impact of adopting this standard.

Notes

to the financial

statements

For the year

ended

31 December

2019

Barclays PLC

2019 Annual Report on Form 20-F

1 Significant accounting policies

continued
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

◾

Credit

impairment charges on

◾

Tax on page 230
◾

Fair value of financial instruments on page 245
◾

Pensions and post-retirement ben

efits – obligations

on page 281
◾

Provisions including

conduct and legal, competition and regulatory

matters on page 265

.

7.

Other disclosures
To improve

transparency

and ease of reference, by concentrating

related information in one place, certain disclosures required under

IFRS have
been included within the Risk review section as follows:

◾

Credit risk on pages 102

to 103

and 109

to 139
◾

Market risk on pages 103

to 104 and 140

to 142
◾

Treasury

and capital risk – liquidity on pages 104 and 145

to 154
◾

Treasury

and capital risk – capital on pages 104

and 155

to 164

.

These disclosures are covered

by the Audit opinion (included

on pages 201 to 204

)

where referenced as audited.

8. Parent company accounts
The Parent Company’s

financial statements on pages 211

to 213

also form part of the notes to the consolidated financial statements.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

The notes included in this section focus on the results and performance of the Group

.

Information on the income generated, expenditure incurred,
segmental performance,

tax, earnings per share and dividends are included here. For further detail

on performan

ce,

see income statement
commentary within Financial review (unaudited)

on page 182

.

2 Segmental reporting
Presentation of segmental reporting

The Group’s

segmental reporting is in accordance with IFRS 8
Operating Segments
. Operating segments are reported

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

The Group

is a

British universal bank and for

segmental reporting purposes

it defines

its two operating

divisions as Barclays UK and Barclays
International.
◾

Barclays UK

which meets the banking needs of UK based retail customers and small to medium sized enterprises, through

offering products

and
services. The division includes the UK Personal banking,

UK Business banking and the Barclaycard

consumer UK

businesses.

◾

Barclays International

which delivers products and

services designed for our larger

corporate, wholesale and international banking clients. The
division includes the large UK Corporate

business; the international Corporate and Private Bank businesses; the Investment Bank; the international
Barclaycard

business; and Payments.

The below table also includes Head Office which comprises head office, Barclays Execution Services FTE and legacy businesses.

Analysis of results by business
Barclays UK

Barclays
International

Head Office Group results
£m £m £m £m
For the year ended 31 December 2019
Total income 7,353 14,675 (396) 21,632
Credit impairment charges (712) (1,173) (27) (1,912)
Net operating income/(expenses) 6,641 13,502 (423) 19,720
Operating costs (3,996) (9,163) (200) (13,359)
UK bank levy (41) (174) (11) (226)
Litigation and conduct (1,582) (116) (151) (1,849)
Total operating expenses (5,619) (9,453) (362) (15,434)
Other net income
a
- 69 2 71
Profit/(loss)

before tax

1,022 4,118 (783) 4,357
Total assets (£bn) 257.8 861.4 21.0 1,140.2
Number of employees (full time equivalent) 21,400 11,200 48,200 80,800
Average number of employees (full time equivalent) 82,700
Barclays UK

Barclays
International

Head Office Group results
£m £m £m £m
For the year ended 31 December 2018
Total income
b
7,383 14,026 (273) 21,136
Credit impairment (charges)/releases (826) (658) 16 (1,468)
Net operating income/(expenses) 6,557 13,368 (257) 19,668
Operating costs (4,075) (9,324) (228) (13,627)
UK bank levy (46) (210) (13) (269)
GMP charge - - (140) (140)
Litigation and conduct (483) (127) (1,597) (2,207)
Total operating expenses (4,604) (9,661) (1,978) (16,243)
Other net income/(expenses)
a
3 68 (2) 69
Profit/(loss)

before tax

1,956 3,775 (2,237) 3,494
Total assets (£bn) 249.7 862.1 21.5 1,133.3
Number of employees (full time equivalent) 22,600 12,400 48,500 83,500

Notes
a

Other net

income/(expenses)

represents the

share of post-tax results

of associates and joint ventures,

profit (or loss) on disposal

of subsidiaries, associates

and joint ventures, and
gains on acquisitions.
b

During

2018, £351m

of certain

legacy capital instrument

funding costs were

charged to Head

Office, the impact of which

would have been materially

the same if

the charges had
been included

in full

year 2017.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

Analysis of results by business
Barclays UK

Barclays
International

Head

Office
a
Barclays

Non-Core
b
Group results
£m £m £m £m £m
For the year ended 31 December 2017
Total income 7,383 14,382 (159) (530) 21,076
Credit impairment charges (783) (1,506) (17) (30) (2,336)
Net operating income/(expenses) 6,600 12,876 (176) (560) 18,740
Operating costs (4,030) (9,321) (277) (256) (13,884)
UK bank levy (59) (265) (41) - (365)
Litigation and conduct (759) (269) (151) (28) (1,207)
Total operating expenses (4,848) (9,855) (469) (284) (15,456)
Other net (expenses)/income
c
(5) 254 (189) 197 257
Profit/(loss)

before tax

from continuing

operations
1,747 3,275 (834) (647) 3,541
Total assets (£bn) 237.4 856.1 39.7 - 1,133.2
Number of employees (full time equivalent)

22,800

11,500

45,600

-

79,900

Notes
a

The reintegration

of Non-Core assets on 1 July

2017 resulted

in the

transfer

of c.£9bn of assets into Head

Office relating to a portfolio of Italian

mortgages. The portfolio generated
a loss before tax of £37m

in the

second half

of the year and included

assets of £9bn as at

31 December 2017.

b

The Non-Core segment

was closed on 1 July

2017 with the

residual

assets and

liabilities reintegrated into, and

associated financial

performance subsequently

reported in, Barclays
UK, Barclays

International

and Head Office.

Financial results

up until 30 June

2017 are reflected

in the

Non-Core segment for 2017. Comparative

results

have not

been restated.
c

Other net

income/(expenses)

represents the

share of post-tax results

of associates and joint ventures,

profit (or loss) on disposal

of subsidiaries, associates

and joint ventures,

and gains

on acquisitions.

Income by geographic region
a
2019 2018 2017
For the year ended 31 December
£m £m £m
Continuing operations
United Kingdom 11,809 11,529 10,919
Europe

1,754 1,617 1,984
Americas

7,064 7,058 7,194
Africa and Middle East 59 43 137
Asia

946 889 842
Total 21,632 21,136 21,076
Income from individual

countries which represent more than 5% of total income
a
2019 2018 2017
For the year ended 31 December
£m £m £m
Continuing operations
United Kingdom 11,809 11,529 10,919
United States

6,939 6,911 7,049

Note
a

The geographical analysis

is now based on the

location of office

where the

transactions

are recorded, whereas

it was previously based

on counterparty

location. The new approach
is better

aligned to the

geographical view of the business

following the implem

entation of structural reform.

Prior year comparatives

have been restated.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

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

The Group

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

2019 2018 2017
£m £m £m
Cash and balances at central banks 1,091 1,123 583
Loans and advances at amortised cost 12,450 12,073 12,069
Financial investments - - 754
Fair value through

other comprehensive income
1,032 1,029 -
Other

883 316 225
Interest income 15,456 14,541 13,631
Deposits at amortised cost (2,449) (2,250) (1,493)
Debt securities in issue (1,906) (1,677) (915)
Subordinated

liabilities
(1,068) (1,223) (1,223)
Other (626) (329) (155)
Interest expense (6,049) (5,479) (3,786)
Net interest income 9,407 9,062 9,845

Interest income presented above

represents interest revenue calculated using the effective

interest method. Costs to originate credit card balances
of

£697

m

(2018:

£596m; 2017:

£497m)

have been amortised to interest

income during

the year. Interest income include

s

£48

m

(2018:

£53

m;
2017:

£48m)

accrued on impaired loans.

Other interest expense includes

£76m

relating to IFRS 16 lease interest expenses.

4 Net fee and commiss

ion income
Accounting for net fee and commission

income under IFRS 15 effective

from 1 January 2018
The Group

applies IFRS 15 Revenue from

Contracts with Customers.

The standard establishes a five-step

model governing

revenue recognition.
The five-step model requires

the Group to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in
the contract, (iii) determine the amount of consideration in the contract,

(iv) allocate the consideration to each of the identified performance obligations and (v) recognise

revenue

as each performance obligation

is satisfied.

The Group

recognises fee and commission income charged

for services provided by the Group as the services are provided, for example on completion of the underlying

transaction.

Accounting for net fee and commission

income under IAS 18 for 2017
The Group

applies IAS 18 Revenue. Fees and commissions charged

for services provided

or received

by the Group are recognised as the services
are provided,

for example on completion

of the underlying transaction.

Fee and commission income

is disaggregated below by fee types that reflect the nature of the services offered across the Group and operating
segments, in accordance

with IFRS 15. It includes a total for fees in scope of IFRS 15.

Refer to Note 2 for

more de

tailed information about operating
segments.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

2019
Barclays UK
Barclays
International Head Office Total
£m £m £m £m
Fee type
Transactional 1,074 2,809 - 3,883
Advisory 177 903 - 1,080
Brokerage

and execution
208 1,131 - 1,339
Underwriting

and syndication
- 2,358 - 2,358
Other 92 242 12 346
Total revenue from contracts with customers 1,551 7,443 12 9,006
Other non-contract

fee income
- 116 - 116
Fee and commission

income
1,551 7,559 12 9,122
Fee and commission

expense
(365) (1,990) (7) (2,362)
Net fee and commission

income
1,186 5,569 5 6,760

2018
Barclays UK
Barclays
International Head Office Total
£m £m £m £m
Fee type
Transactional 1,102 2,614 - 3,716
Advisory 209 850 - 1,059
Brokerage

and execution
153 1,073 - 1,226
Underwriting

and syndication
- 2,462 - 2,462
Other 78 207 27 312
Total revenue from contracts with customers 1,542 7,206 27 8,775
Other non-contract

fee income
- 118 - 118
Fee and commission

income
1,542 7,324 27 8,893
Fee and commission

expense
(360) (1,707) (17) (2,084)
Net fee and commission

income
1,182 5,617 10 6,809

2017
a
£m
Fee and commission

income
Banking, investment management

and credit related fees and commissions
8,622
Foreign

exchange commission
129
Fee and commission

income
8,751
Fee and commission

expense
(1,937)
Net fee and commission

income
6,814

Note
a

The Group elected

the cumulative

effect transition method

on adoption of IFRS 15 for 1 January

2018, and recognised

in retained

earnings

without restating comparative

periods.
The comparative

figures

for 2017 are reported

under

IAS 18.

Fee types
Transactional
Transactional fees are service

charges on deposit accounts, cash management services and transactional proces sing fees including interchange
and merchant fee income generated

from credit and bank

card usage. Transaction and

processing fees are recognised at the point in

time the
transaction occurs or service is performed.

They include banking services such as Automated Teller Machine (ATM)

fees, wire transfer fees,
balance transfer fees,

overdraft

or late fees

and foreign

exchange fees, among others. Interchange

and merc

hant fees

are recognised

upon
settlement of the card transaction payment.

Barclays incurs certain card related costs including

those related to cardholder

reward

programmes and various payments made to co-brand
partners. To the extent cardholder

reward

programmes costs are attributed to customers that

settle their

outstanding balance each period
(transactors) they are expensed when incurred

and presented in fee and commission expense while costs

related to customers who continuously
carry an outstanding ba

lance (revolvers)

are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new
cardholder

account originations for transactor

accounts are deferred as costs

to obtain a contract under IFRS 15 w

hile those costs related

to
revolver

accounts are included in the effective interest rate of the receivable

(refer to Note 3). Those costs deferre

d

under IFRS 15

are capitalised

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

and amortised over the estimated cardholder

relationship. Payments to co-brand

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

Brok

erage

and execution
Brokerage

and execution fees are earned for executing

client transactions

with various exchanges and over

-the-counter markets and assisting
clients in clearing transactions. Brokerage

and execution fees are recognised at the point in time

the associated service has been completed

which
is generally the trade date of the transaction.

Underwriting and syndication
Underwriting

and syndication fees are earned for the distribution of client equity or debt securities and the arran gement and administration of a
loan syndication. This includes commitment fees

to provide loan financing. Underwriting

fees are generally recognised on trade date if there is

no
remaining contingency,

such as the

transaction being conditional on the closing

of an acquisition or another

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

and therefore

the fee revenue is
deferred

until the uncertainty is resolved.

Included

in the underwriting and syndication, are commitment fees to provide loan financing includes fees which are not presented as part of the carrying value of the loan in accordance

with IFRS 9,

for example as part of the effective

interest rate.

Loan commitment fees included as IFRS 15
revenue

s

are fees for loan commitments that are not expected to fund, fees received as compensation for unfunded

commitments and the
applicable portion

of fees received for

a revolving loan facility,

which for that period, are undrawn.

Such commitment fees are recognised over

time
through

to the contractual maturity of the

commitment.

Contract assets and contract liabilities

The Group

had no material contract assets or contract liabilities as at 31 December

2019

(2018: nil).

Impairment on fee receivables and contract assets

During 2019

,

there have been no

material impairments recognised in relation to fees receivable and contract assets (2018:

nil). Fees in relation to
transactional business can be added to outstanding customer

balances. These amounts may be subsequently impaired as part of the overall loans
and advances balance.

Remaining performance obligations

The Group

applies the practical

expedient of IFRS 15

and does not disclose information about

remaining performance

obligations that

have original
expected durations of one year or

less

or because the Group

has a right to

consideration that corresponds

directly with the value of

the service
provided

to the client

or customer.

Costs incurred in obtaining

or fulfilling a contract

The Group

expects that

incremental costs of obtaining

a contract such as success fee and commission fees paid are recoverable and therefore
capitalised such contract costs in the amount of £159

m

at 31 December 2019

(2018: £125m).

Capitalised contract costs are amortised based on the transfer of services to which the asset relates which typically ranges over the expected life of
the relationship. In 2019,

the amount of amortisation was £30m

(2018:

£30m)

and there was no impairment loss

recognised in connection

with
the capitalised contract costs (2018:

nil).

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

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

and other market variables.

Gains or losses on non

-trading financial instruments designated or mandatorily at fair value with changes in fair value recognised in the income statement are included in net trading income

where the business model is to manage assets and liabilities on a fair value basis which includes use of derivatives or where

an instrument is

designated at fair value to eliminate an accounting

mismatch and the related instrument's gain and losses
are reported

in trading income.

2019 2018 2017
£m £m £m
Net gains from financial instruments held for trading 2,941 3,292 2,388
Net gains from financial instruments designated at fair value 256 267 1,112
Net gains from financial instruments mandatorily at fair value 1,038 1,007 -
Net trading income 4,235 4,566 3,500

6 Net investment income
Accounting for net investment income
Dividends are recognised

when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 13 and

Note 15.

2019 2018 2017
£m £m £m
Net gains from financial instruments mandatorily at fair value 510 226 -
Net gains from disposal of debt instruments at fair value through other comprehensive income
502 158 -
Net gains from disposal of financial assets and liabilities measured at amortised cost
a
257 38 147
Dividend income 76 91 48
Net (losses)/gains on other investments (214) 72 30
Net gains from financial instruments designated at fair value
b
- - 338
Net gains from disposal of available for

sale investments
c
- - 298
Net investment income 1,131 585 861

Notes

a

Included

within

the 2019 balance of £257m are gains

of £170m relating

to the sale of

debt securities

as part of the Group’s

Treasury

operations.

b

Following the

adoption of IFRS 9 in 2018,

gains or losses

on financial

assets

designated at fair value to eliminate

or reduce an accounting mismatch are

recognised within

net
trading

income lines.

c

Following the

adoption of IFRS 9 in 2018,

available for sale classification

is no longer applicable.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

7 Credit impairment charges
Accounting for the impairment of financial assets under IFRS 9 effective from 1 January 2018

Impairment

The Group

is required to recognise expected

credit losses

(ECLs) based on unbiased forward

-looking information for all financial assets

at
amortised cost, lease receivables, debt financial assets at fair value through

other comprehensive income,

loan commitments and financial
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

The 12 month

and lifetime ECLs are calculated by multiplying the respective PD, LGD and the EAD. The 12

month and lifetime PDs represent the PD
occurring

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

The Group

assesses

when a significant increase in credit

risk has occurred

based on quantitative and qualitative assessments. The credit risk of an exposure is considered to have significantly increased when:

i)

Quantitative test
The annualised lifetime PD has increa

sed by more than an agreed

threshold relative to the equivalent at origination.

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
appropriate. Application

of quantitative PD floors does not represent the use of

the low credit risk exemption

as exposures can separately move
into Stage 2 via the qualitative route

described below.

Wholesale assets apply a 100%

increase in PD and 0.2% PD floor to determine a significant increase in credit risk.

Retail assets apply bespoke

relative increase and absolute PD thresholds based on product type and origination PD. Thresholds

are subject to
maximums defined by Group

policy and typically apply minimum relative thresholds of 50-100%

and a maximum relative threshold of 400%.

For existing/historical exposures where

origination point scores or data are no longer

available or do not represent a comparable estimate of
lifetime PD, a proxy

origination score is defined, based upon:

◾

back-population

of the approve

d

lifetime

PD score either to origination date or, where

this is

not feasible, as far back as possible, (subject

to a
data start point no later than 1 January 2015);

or
◾

use of available historical account

performance

data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.

ii)

Qualitative test
This is relevant for accounts that meet the portfolio’s

‘high risk’ criteria and are subject to closer credit monitoring.

High risk customers may not be in arrears but either through an event or an observed behaviour

exhibit credit distress.

The definition and
assessment of high risk includes as wide a range

of information as reasonably available, such as industry and Group

-wide customer level data,
including but not limited to bureau

scores and high consumer

indebtedness index, wherever possible or relevant.

Whilst the high risk populations applied for

IFRS 9 impairment purposes are aligned with risk management processes, they are also regularly reviewed and validated to ensure that they capture

any incremental segments where

there is evidence of credit deterioration.

iii)

Backstop criteria
This is relevant for accounts that are more

than 30 calendar days past due. The 30 days past due criteria is a backstop rather than a primary driver
of moving exposures

into Stage 2.

The criteria for determining a significant increase in credit risk for assets with bullet repayments

follows the same principle as all other assets, i.e.
quantitative, qualitative and backstop

tests are all applied.

Exposures will move back

to Stage 1 once they no longer

meet the criteria

for a significant increase in credit risk.

This means that, at a minimum all
payments must be up

-to-date, the PD deterioration test is no longer met, the account is no longer classified as high risk, and the customer has evidenced an ability to maintain future payments.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

Exposures are only removed

from Stage 3 and re-assigned to Stage 2 once the original default trigger event no longer applies. Exposures being removed

from Stage 3 must no longer qualify as credit impaired, and:
a) the obligor

will also have demonstrated consistently good payment behaviour over a 12

-month period, by making all consecutive contractual
payments due and, for forborne

exposures, the relevant EBA defined probationary

period has also

been successfully completed or;
b) (for non

-forborne

exposures) the performance conditions are defined and approved within an appropriately sanctioned restructure plan,
including 12

months’ payment history have been met.

Management overlays

and other exceptio

ns to model outputs are applied only if consistent

with the objective of identifying significant increases in
credit risk.

Forward

-looking information
The measurement of ECL involves complexity and judgement, including estimation of PD, LGD, a range

of unbiased future economic

scenarios,
estimation of expected lives (where

contractual life is not appropriate), and estimation of EAD and assessing significant increases in credit risk.

Credit losses are the expected cash shortfalls from

what is contractually due over the expected life of the financial instrument, discounted at the
original effective interest rate (EIR). ECLs

are the unbiased probability

-weighted credit losses determined by evaluating a range of possible outcomes and considering

future economi

c

conditions.

The Group

uses a

five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury
(short and medium term forecasts), Bloomberg

(based on median of economic forecasts) and the Urban

Land

Institute (for US House Prices),
which forms the baseline scenario. In addition, two adverse scenarios

(Downside 1 and Downside

2) and two favourable

scenarios (Upside 1 and
Upside 2) are derived, with associated probability

weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests,
whilst also considering IFRS 9 specific sensitivities and non

-linearity. Downside 2 is benchmarked

to the Bank of England’s annual cyclical

scenarios
and to the most severe scenario from Moody’s inventory,

but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable

benchmark

scenarios. The scenarios include eight
economic variables, (GDP,

unemployment,

House Price Index (HPI)

and base rates

in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress

horizon, with all
five scenarios converging

to a steady

state after approximately eight years.

The methodology

for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US
macroeconomic

variables against the

forecast paths of the five scenarios. The methodology

works such that the baseline

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

the Barclays Group
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

An asset is considered

credit impaired when

one or more events occur that have a detrimental impact on the estimated future cash flows of the financial asset. This comprises assets defined as defaulted and other individually assessed exposures where imminent default or actual loss is
identified.

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
When modification of a loan agreement

occurs as a result of commercial restructuring

activity

rather than due to the credit risk of the borrower,

an
assessment must be performed

to determine whether the terms of the new agreement are substantially differen

t

from the terms of the existing
agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different,

the existing loan will be derecognised

and a new loan will be recognised at fair value, with any difference in valuation recognised immediately within the income statement, subject to observability criteria.

Where terms are not substantially different,

the loan carrying value will be adjusted to reflect the present value of modified cash flows discounted at
the original EIR, with any resulting gain or

loss recognised immediately within the income statement as a modification gain or loss.

Expected life
Lifetime ECLs must be measured over

the expected life. This is restricted to the maximum contractual life and takes into account expected

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

prepayment,

extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank over

drafts,
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
until they occur.

Discounting
ECLs are discounted at the EIR at initial recognition

or an approxi

mation thereof and consistent

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

include:

◾

BCBS requires 12 month

through

the economic cycle losses

whereas IFRS 9 requires 12

months or lifetime point in time losses based on
conditions at the report

ing date and multiple forecasts of the future economic conditions over the expected lives;
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

-looking information.

For the IFRS 9 impairment

assessment, the Group’s risk models are used to determine the PD,

LGD and EAD. For Stage

2 and 3, the Group applies
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

A modification made to the terms of

an
asset due to forbearance

will typically be assessed

as a non

-substantial

modification that does not result in derecognition

of the original loan,
except in circumstances where

debt is exchanged for equity.

Both performing

and non

-performing forbearance assets

are classified as Stage 3 except where it is established that the concession granted has
not resulted in diminished financial obligation and that no other regulatory definition of default criteria

has been triggered,

in which case the

asset
is classified as Stage 2. The minimum probationary

period for non

-performing forbearance is 12 months and for performing forbearance,

24
months. Hence, a minimum of 36 months is required

for non

-performing forbearance to move out of a forborne state.

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

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

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

Following impairment, interest

income continu

es to be

recognised at the original effective interest rate

on the restated carrying amount,
representing

the unwind of the discount of the expected cash flows, including the principal due on non

-accrual loans.

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

credit card portfolios which

is obtained
via behavioural

life analysis to materially capture the risk of these facilities. The behavioural life analysis for US Cards has been updated during

the
year to include more recent

portfolio data, as a consequence the expected life of the US credit card portfolio has fallen from 10 years to 7 years. For
UK Cards,

the expected life has similarly fallen from

10 years to 8 years. These reductions led to management adjustment releases against impairment of £28m for

US Cards and £9m for UK Cards.

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

Judgement and
knowledge

is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in
the financial statements for these portfolios is therefore

considered to be reasonable

and supportable. The impairment charge

reflected in the
income statement for retail portfolios is £1

,696m

(201

8:

£1,598

m;

201

7:

£2,095

m) of the

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

The impairment charge

reflected in the financial

statements in relation to wholesale portfolios is a charge
of £208

m

(201

8:

release £133

m; 2017:

release £238m) of the total

impairment charge

on loans and advances. Further information

on impairment
allowances, impairment charges

and related credit information is set out within the Risk review on page

112.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

2019 2018 2017
a
Impairment
charges Recoveries
b
Total
Impairment
charges Recoveries
b
Total
Impairment
charges Recoveries
b
Total
£m £m £m £m £m £m £m £m £m
Loans and advances 1,957 (124) 1,833 1,785 (195) 1,590 2,654 (334) 2,320
Provision for

undrawn

contractually
committed facilities and guarantees
provided 71 - 71 (125) - (125) 13 - 13
Loans impairment 2,028 (124) 1,904 1,660 (195) 1,465 2,667 (334) 2,333
Cash collateral and settlement balances 1 - 1 (1) - (1) - - -
Financial investments - - - - - - 3 - 3
Financial assets at fair value through

other
comprehensive

income
1 - 1 4 - 4 - - -
Other financial assets measured at cost 6 - 6 - - - - - -
Credit impairment charges 2,036 (124) 1,912 1,663 (195) 1,468 2,670 (334) 2,336

Notes
a

The comparatives

for 2017 are presented

on an IAS 39 basis.
b

Cash recoveries

of previously

written

off amounts.

Write-offs subject to enforcement activity
The contractual amount outstanding

on financial assets that were written off during

the year and that are still subject to enforcement activity is
£1,660m

(2018:

£1,445

m).

This is

lower than the write-offs presented

in the movement in gross exposures and impairment

allowance table due to
post write-off recoveries.

Modification of financial assets
Financial assets with a loss allowance measured at an amount equal to lifetime ECL of £1,383m

(2018:

£851m)

were subject to non-substantial
modification during

the year, with a resulting loss of £22m (2018:

£26m). The gross carrying

amount of financial

assets for which the loss
allowance has changed

to a 12 month ECL during the year amounts to £401

m

(2018:

£114m)

.

8 Operating expenses

2019 2018 2017
£m £m £m
Infrastructure costs
Property

and equipment
1,409 1,360 1,366
Depreciation and amortisation
a
1,487 1,252 1,161
Lease payments
a
41 329 342
Impairment of property,

equipment and intangible assets
33 9 80
Total infrastructure costs 2,970 2,950 2,949
Administration

and general costs
Consultancy, legal and professional fees 590 729 1,064
Marketing and advertising 425 495 433
UK bank levy 226 269 365
Other administration and general

expenses
1,059 964 878
Total administration and general costs 2,300 2,457 2,740
Staff costs 8,315 8,629 8,560
Provisions

for litigation and conduct
1,849 2,207 1,207
Operating expenses 15,434 16,243 15,456

Note
a

Following the

adoption of IFRS 16

from 1 January 2019,

the depreciation

charge associated

with right of use

assets is reported within the depreciation

and amortisation charge

for
2019.

For further

details

on staff costs including

accounting policies, refer to Note 31.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

9 Tax
Accounting for income taxes
The Group

applies IAS 12
Income Taxes
in accounting for taxes on income. Income

tax payable on taxable profits (current tax) is recognised as an expense in the periods in which the profits arise. Withholding taxes are also treated as income taxes. Income

tax recoverable

on tax allowable losses
is recognised as a current

tax asset

only to the extent that it is regarded

as recoverable by

offsetting against taxable profits arising

in the current

or
prior periods. Current

tax is

measured using tax rates and tax laws that have

been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised

to the extent that it is probable that taxable profit will be available against which the deductible temporar

y
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

authority in the future. From

recognition, the current

tax provision is then measured at the
amount the Group

ultimately

expects to pay the tax authority to resolve

the position. Effective from

1 January 2019,

the Group changed its
accounting policy on

the accrual of interest

and penalty amounts in respect of uncertain income

tax positions and now recognises such amounts
as an expense within profit before

tax and will continue to do so in future periods. The prior periods’ tax charges have not been restated because
the accrual for interest and penalties in those periods in respect of uncertain tax positions was not material.

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

rise to

the
deferred

tax asset.

The approach

taken to measurement takes account of whether the uncertain tax position is a discrete position that will be reviewed by the tax authority in isolation from any other position, or one

of a number of issues which are expected to be reviewed together concurrently and resolved
simultaneously with a tax authority. The Group’

s

measurement of provisions is based upon its best estimate of the additional profit that will become subject to tax. For a discrete position, consideration is given only to the merits of that position. Where a number of issues

are expected to
be reviewed and resolved

together, the Group

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

Deferred tax assets have been recognised

based on business profit forecasts. Details on the recog

nition of deferred tax assets are provided in this
note.

2019 2018 2017
£m £m £m
Current tax charge/(credit)
Current year
a
1,037

689

594

Adjustments in respect of prior

years
(45) (214)
55

992

475

649

Deferred tax charge/(credit)
Current year
86

442

1,507

Adjustments in respect of prior

years
(75) (6) (90)
11

436

1,417

Tax charge
1,003

911

2,066

Note
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the

income statement, whereas

it was
previously

recorded

in retained

earnings. Comparatives have

been restated, reducing the

tax charge for 2018 by £211m

and 2017

by £174m.

Further

detail can

be found in

Note 1.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation

tax rate to

the Barclays Group’s

profit before

tax.

2019 2019 2018 2018 2017 2017
£m % £m % £m %
Profit before tax
4,357 3,494 3,541
Tax charge

based on the standard UK corporation

tax rate of 19% (2018:
19%; 2017:

19.25%)

828
19.0%

664
19.0%

682
19.3%

Impact of profits/losses earned

in territories with

different statutory rates
to the UK (weighted average

tax rate is 24.2% (2018:

21.9%; 2017:
29.4%)) 227
5.2%

100
2.9%

356
10.1%

Recurring

items:

Non-creditable taxes including withholding

taxes
150
3.4%

156
4.5%

191
5.4%

Non-deductible

expenses
45
1.0%

81
2.3%

90
2.5%

Impact of UK bank levy being non

-deductible
43
1.0%

51
1.5%

70
2.0%

Banking surcharge

and other items
a
57
1.3%

104
2.9%

77
2.2%

Impact of Barclays Bank PLC's

overseas branches being

taxed both locally
and in the UK
15
0.3%

16
0.5%

(61) (1.7%)
Tax adjustments in respect of share

-based payments
(6) (0.1%) 17
0.5%

5
0.1%

Changes in recognition of deferred

tax and effect of

unrecognised

tax
losses (82) (1.9%) (104) (3.0%) (71) (2.0%)
Adjustments in respect of prior

years
(120) (2.7%) (220) (6.3%) (35) (1.0%)
AT1 tax credit
a (157) (3.6%) (148) (4.3%) (123) (3.5%)
Non-taxable gains and income
(260) (6.0%) (245) (7.0%) (178) (5.0%)
Non-recurring

items:
Remeasurement of US deferred

tax assets due to US tax

rate reduction
-
-

-
-

1,177
33.2%

Impact of the UK branch

exemption election on US branch

deferred tax
assets

-
-

-
-

(276) (7.8%)
Non-deductible

provisions for UK

customer redress
263
6.1%

93
2.7%

129
3.6%

Non-deductible

provisions for investigations and litigation

-
-

346
9.9%

72
2.0%

Non-taxable gains and income on divestments
-
-

-
-

(39) (1.1%)
Total tax charge
1,003 23.0% 911 26.1% 2,066 58.3%

Note
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the

income statement, whereas

it was
previously

recorded

in retained

earnings. The tax charge for

the current period

has been reduced by £222m (relief at

the standard

UK corporation tax rate

is £157m and the

relief
at the banking

surcharge

rate is £65m).

Comparatives

have been restated,

reducing the tax charge for

2018 by £211m and 2017

by £174m

(relief

at the standard

UK corporation
tax rate is

£148m

(2018)

and £123m (2017)

and the

relief at

the banking surcharge

rate is £

63m

(2018) and £51m (2017)).

Further

detail can

be found in

Note 1.

Factors driving the effective tax rate
The effective tax rate of 23.0

%

is higher than the UK corporation

tax rate of 19% primarily due to prov

isions for UK customer redress being non-
deductible, profits earned outside the UK being

taxed at local statutory tax rates that are higher than the UK tax rate, non-creditable taxes and non-
deductible expenses including UK bank levy.

In addition, the UK profits of banking

companies are subject to a surcharg

e. These factors,

which have
each increased the effective

tax rate, are partially offset by the

impact of non-taxable gains and income in the period

and tax relief on payments
made under

AT1 instruments, as well as adjustments in respect of prior periods.

Effective from

1 January 2019,

a change in accounting standards requires the tax consequences of all payments on financial instruments that are classified as equity for accounting

purposes, where those payments are

considered to be a distribution of profit, to be included in the income statement tax charge. Excluding

this accounting change which resulted in tax relief on payments in relation to AT1 instruments of £222m (2018:
£211

m)

being included in the income statement tax

charge, the Barclays Group’s

effective tax rate would

have been 28.1

%

(2018:

32.1%)

.

The Barclays Group’s

future tax charge will be sensitive to the geographic

mix of profits earned and the tax rates in force in the jurisdictions that the
Barclays Group

operates in. In the UK, legislation to reduce the corporation tax rate to

17%

from 1 April 2020

has been enacted. However,

the UK
Government

has announced its intention to introduce legislation to reverse the planned rate reduction and to maintain the current rate of 19%.

Tax in the consolidated

statement

of comprehensive income

The tax relating to each component

of other comprehensive

income can be found on page 206

in the consolidated statement

of comprehensive
income which includes within Other a tax credit of £16m

(2018:

£30m credit)

on other items including share based payments.

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

Current tax assets and liabilities

Movements on current

tax assets

and liabilities were as follows:

2019 2018
£m £m
Assets
798

482

Liabilities (628) (586)
As at 1 January
170

(104)
Income statement
a
(992) (475)
Other comprehensive

income and reserves
a
423

110

Corporate

income tax paid
228

548

Other movements
270

91

99

170

Assets
412

798

Liabilities (313) (628)
As at 31 December
99

170

Note
a

Due to the

IAS 12 update

impacting

AT1 tax credits,

the 2018 comparative has been restated

to reflect

the £211m tax credit

in the income statement,

whereas it was previously
recorded

in retained

earnings.

Further detail can

be found in Note 1.

Deferred tax assets and liabilities
The deferred

tax amounts on the balance sheet were as follows:

2019 2018
£m £m
Intermediate Holding Company

('IHC Tax Group')
1,037

1,454

US Branch Tax

Group
1,015

1,087

UK Tax Group
818

861

Other
420

426

Deferred tax asset

3,290

3,828

Deferred tax liability

(23) (51)
Net deferred tax

3,267

3,777

US deferred tax assets in the IHC and US Branch Tax Groups

The deferred

tax asset

in the IHC Tax

Group

of £1,037m

(2018: £1,454m)

includes £54m

(2018:

£220m) relating to tax

losses and the deferred tax
asset in Barclays Bank PLC’s US Branch

Tax Group

of £1,015m

(2018:

£1,087m) includes £84

m

(2018: £167m)

relating to tax losses.

Under US tax
rules, losses occurring

prior to 1 January 2018

can be carried forward and offset against profits for a period of 20 years. The losses first arose in
2011

in the IHC Tax Group and 2008

in the US Branch Tax Group and therefore,

any unused amounts may begin to expire in 2031

and 2028
respectively.

The deferred

tax assets for the IHC and the

US Branch

Tax Groups’ tax losses are currently projec

ted to be fully

utilised by 2020

.

UK Tax Group deferred tax asset
The deferred

tax asset

in the UK Tax Group

of £818m

(2018:

£861m)

includes

£268m

(2018: £nil) relating to tax losses.

There is no time limit on
utilisation of UK tax losses and business profit forecasts indicate that these will be fully recovered.

Other deferred tax assets
The deferred

tax asset

of £420m

(2018:

£426m)

in other entities

within the Group includes £117

m

(2018:

£142m)

relating to tax losses.

These
deferred

tax assets relate to a

number

of different territories and their recognition

is based on profit forecasts or local country law which indicate that it is probable

that the

losses and temporary

differences will be utilised.

Of the deferred tax asset of £420m

(2018:

£426m),

an amount of £150

m

(2018:

£247m) relates to entities

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

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

Fixed asset
timing
differences
Fair value
through

other
comprehensive
income
Cash
flow
hedges
Retirement
benefit
obligations
Loan
impairment
allowance
Other
provisions
Tax losses
carried
forward
Share-based
payments and
deferred
compensation Other Total
£m £m £m £m £m £m £m £m £m £m
Assets
1,292 180 39 46 601 112 529 359 1,377 4,535
Liabilities
(16) (35) (10) (435) - - - - (262) (758)
At 1 January 2019
1,276 145 29 (389) 601 112 529 359 1,115 3,777
Income statement
51 - - (4) (49) 23 18 (19) (31) (11)
Other comprehensive
income and reserves - (42) (210) (205) (40) 2 - 9 72 (414)
Other movements
(20) (2) - (4) (11) (9) (24) (5) (10) (85)
1,307 101 (181) (602) 501 128 523 344 1,146 3,267
Assets
1,338 119 - 38 501 128 523 344 1,458 4,449
Liabilities
(31) (18) (181) (640) - - - - (312) (1,182)
At 31 December 2019
1,307 101 (181) (602) 501 128 523 344 1,146 3,267
Assets
a
1,266 200 1 52 735 157 596 384 1,362 4,753
Liabilities (28) (161) (76) (218) - - - - (230) (713)
At 1 January 2018
a
1,238 39 (75) (166) 735 157 596 384 1,132 4,040
Income statement (14) (8) 7 (120) (84) (62) (103) (26) (26) (436)
Other comprehensive
income and reserves
- 108 96 (98) (48) 8 1 (13) (7) 47
Other movements 52 6 1 (5) (2) 9 35 14 16 126
1,276 145 29 (389) 601 112 529 359 1,115 3,777
Assets 1,292 180 39 46 601 112 529 359 1,377 4,535
Liabilities (16) (35) (10) (435) - - - - (262) (758)
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

months is £1,199m

(2018:

£635

m). The amount of deferred tax
assets expected to be recovered

after more than 12 months is £3,945m

(2018:

£3,703m). These amounts are before

offsetting asset

and liability
balances where there is a legal right to

set-off and an intention to settle on a net basis.

Unrecognised

deferred tax
Tax

losses and temporary

differences
Deferred tax assets have not been recognised

in respect of gross deductible temporary

differences of £213

m

(2018: £17

5m), unused tax credits

of
£247m

(2018:

£198

m), and gross tax

losses

of £19,582m

(2018:

£16,313

m).

The tax losses

include capital losses of £3,980m (20

18: £3,225

m). Of
these tax losses, £41

m

(2018:

£240m)

expire within five years, £239m

(2018:

£259m) exp

ire

within six

to 10 years, £5,178m

(2018:

£948m) expire
within 11

to 20 years and £14,124m

(2018: £14,866

m) can be carried forward indefinitely. Deferre

d

tax assets

have not been recognised

in respect
of these items because it is not probable

that future taxable profits

and gains will be available against which

they can be utilised
.

Group investments in subsidiaries,

branches and associates

Deferred tax is not recognised

in respect of the value of the Barclays Group's

investments in subsidiaries, branches and associates where the
Barclays Group

is able to control the timing of the reversal of the temporary differences and it is probable

that such differences will not reverse in
the foreseeable future. The aggregate

amount of these temporary differences

for which deferred

tax liabilities

have not been recognised

was
£0.7bn
(2018:

£0.6bn).

Notes

to the financial

statements
Performance/return

Barclays PLC

2019 Annual Report on Form 20-F

10 Earnings

per share

2019 2018
a
2017
a
£m £m £m
Profit attributable to ordinary

equity holders of the parent in respect of continuing operations
2,461 1,597 587
Loss attributable to ordinary

equity holders of the parent in respect of discontinued operations
- - (2,335)
Profit/(loss)

attributable to ordinary equity holders of the parent

in respect of continuing

and
discontinued

operations
2,461 1,597 (1,748)

Note
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to AT1 instruments

has been recognised in

the tax charge of the income statement,

whereas it was
previously

recorded

in retained

earnings. Comparatives have

been restated, increasing the

profit attributable

to ordinary equity

holders for 2018 by £211m and

2017 by £174m.
Further

detail can

be found in

Note 1.

2019 2018 2017
million million million
Basic weighted average number of shares in issue
17,200 17,075 16,996
Number of potential ordinary

shares
282 308 288
Diluted weighted average number of shares
17,482 17,383 17,284

Basic earnings

per share
Diluted earnings

per share
2019 2018 2017 2019 2018 2017
p p p p p p
Earnings/(loss) per ordinary

share
14.3 9.4 (10.3) 14.1 9.2 (10.1)
Earnings per ordinary

share in respect of continuing operations
14.3 9.4 3.5 14.1 9.2 3.4
Loss per ordinary

share in respect of discontinued operation
- - (13.8) - - (13.5)

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the basic

weighted average
number

of shares excluding treasury shares held in employee benefit trusts or held for trading.

When calculating the diluted earnings per share, the
weighted average

number

of shares in issue

is adjusted for the effects

of all expected dilutive potential ordinary

shares held in respect of Barclays
PLC, totalling 282m

(2018:

308m) shares. The total

number

of share options outstanding, under schemes considered

to be potentially dilutive,

was
533m

(2018:

544m). These options have strike prices ranging from

£1.19

to £2.27.

Of the total number of employee

share options and share awards at 31 December

2019

,

43m (2018:

43m) were anti-dilutive.

The 125m

(2018:

79m) increase in the basic

weighted average

number

of shares are primarily due to shares issued

under employee

share schemes
and the Scrip Dividend Programme.

11 Dividends

on ordinary shares
The Directors have approved

a total

dividend in respect of 2019

of 9.0p

per ordinary

share of 25p each. The remaining full year dividend for 201

9

of
6.0p

per ordinary

share will be paid on 3 April 2020

to shareholders on the Share Register on 28 February

2020 following the 3.0p

half year
dividend paid on 23

September 2019

.

On 31 December 201

9,

there were 17,322m

ordinary shares in issue.

The financial statements for the year
ended 31

December 201

9

do not reflect this

dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in
the year ending 31

December 20

20.

The 2019

financial statements

include the 201

9

half year dividend of £517

m

(201

8:

£427m)

and a

full year
dividend declared

in relation to 2018

of £684

m

(201

8:

£341m). Dividends are funded out of distributable reserves.

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

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

the Group

’s approach to managing market risk can be found on pages 103 to 104.

12 Trading portfolio
Accounting for trading portfolio

assets and liabilities
In accordance

with IFRS 9,

all assets and liabilities held for trading

purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note

5).

Trading portfolio

assets
Trading portfolio

liabilities
2019 2018 2019 2018
£m £m £m £m
Debt securities and other eligible bills 52,739 57,283 (23,741) (25,394)
Equity securities 56,000 39,565 (13,175) (12,488)
Traded

loans
5,378 7,234 - -
Commodities 78 105 - -
Trading portfolio

assets/(liabilities)
114,195 104,187 (36,916) (37,882)

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

Designated

at fair value
Mandatorily at fair value Total
2019 2018 2019 2018 2019 2018
£m £m £m £m £m £m
Loans and advances 4,900 5,267 17,792 14,257 22,692 19,524
Debt securities 3,995 3,855 1,254 667 5,249 4,522
Equity securities - - 7,495 6,019 7,495 6,019
Reverse repurchase

agreements and other

similar secured lending 40 106 96,847 118,935 96,887 119,041
Other financial assets - - 763 542 763 542
Financial assets at fair value through the

income statement 8,935 9,228 124,151 140,420 133,086 149,648

Credit risk of financial assets designated at fair value and related credit derivatives
The following table shows the maximum exposure

to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative
changes in fair value since initial recognition

for loans and advances. The table does not include debt securities and reverse repurchase agreements
and other similar secured lending

designated at FV as

they have minimal exposure

to credit risk. Reverse repurchase

agreements are collateralised
and debt securities are primarily relating to high

quality sovereigns.

Maximum exposure

as at 31
December
Changes in

fair value during the
year ended
Cumulative changes

in fair value
from inception
2019 2018 2019 2018 2019 2018
£m £m £m £m £m £m
Loans and advances designated at fair value,
attributable to credit risk
a
4,900 5,267 4 4 (26) (35)

Note
a

The value

mitigated by related

credit

derivatives

was £nil (2018: £nil).

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

14 Derivative financial instruments

Accounting for derivatives
Derivative instruments are contracts whose value

is derived from

one or more

underlying financial

instruments or indices defined in the

contract.
They include swaps, forward

-rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, net trading income and derivative assets and liabilities. Notional amounts of the contracts are not recorded

on the balance sheet.
Derivatives are used to hedge

interest rate, credit risk, inflation risk, exchange rate, commodity,

and equity exposures and exposures

to certain
indices such as house price indices and retail price indices related to non

-trading positions.

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
The Group

applies the requirements of IAS 39
Financial Instruments: Recognition and Measurement

for hedge accounting

purposes. The Group
applies hedge accounting

to represent the economic effects of its interest rate, currency and contractually linked inflation risk management
strategies. Where derivatives are held for risk

management purposes, and

when transactions meet the required criteria for documentation

and
hedge effectiveness, the Group

applies fair value

hedge accounting,

cash flow hedge accounting, or

hedging of a net investment

in a foreign
operation, as appropriate

to the risks being hedged.

The Group

has elected to

early adopt the ‘Amendments

to IAS 39 and IFRS 7 Interest Rate Benchmark

Reform’ issued in September 2019.

In
accordance

with the transition

provisions, the amendments have

been adopted retrospectively

to hedging relationships that existed at

the start of
the reporting period

or were designated thereafter,

and to the amount accumulated in the cash flow hedge reserve at that date.

The amendments provide

temporary

relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR
(‘Interbank

Offered Rates’) reform. The reliefs have the effect that IBOR reform

should not generally cause hedge accounting

to terminate.
However,

any hedge ineffectiveness continues to be recorded

in the income statement.

Furthermore,

the amendments set

out triggers for when

the
reliefs will end, which include the uncertainty arising from interest rate benchmark reform

no longer being present.

In summary,

the reliefs provided

by the amendments that apply to the Group

are:
◾

When considering the ‘highly probable’

requirement,

the Group has assumed that

the IBOR interest rates upon which

our hedged

items are based
do not change as a result of IBOR Reform.
◾

In assessing whether the hedge

is expected to

be highly effective on a forward

-looking basis the Group has assumed that the IBOR interest rates upon which

the cash flows

of the hedged

items and the interest rate swaps that hedge them are based are not altered by

IBOR reform.
◾

The Group

will not discontinue hedge accounting durin

g

the period of IBOR-related uncertainty solely

because the retrospective effectiveness
falls outside the required

80–125%

range.
◾

The Group

has not recycled the cash flow hedge reserve relating to the period after the reforms are expected to take effect.
◾

The Group

has assessed

whether the hedged

IBOR risk component is a separately identifiable risk only when it first designates a hedged item in a fair value hedge

and not on an ongoing

basis.

Further amendments are

expected for future accounting

periods following completion of the second part of the IASB’s two-phased project which focuses on the impacts of IBOR reform

on financial reporting.

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

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

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
operation.

Total derivatives
2019 2018
Notional
contract
amount
Fair value
Notional

contract

amount
Fair value
Assets Liabilities Assets Liabilities
£m £m £m £m £m £m
Total derivative assets/(liabilities)

held for trading
42,111,110 229,063 (228,617) 44,193,753 222,384 (219,578)
Total derivative assets/(liabilities)

held for risk management
181,375 173 (587) 180,202 154 (65)
Derivative assets/(liabilities) 42,292,485 229,236 (229,204) 44,373,955 222,538 (219,643)

Further information

on netting arrangements

of derivative financial instruments

can be found within Note 18.

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

The fair values and notional amounts of derivative

instruments held for trading and held for

risk management are set out in the following table:

Derivatives held for trading and held for risk management
2019 2018
Notional

contract

amount
Fair value
Notional

contract

amount
Fair value
Assets Liabilities Assets Liabilities
£m £m £m £m £m £m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives 4,906,647 56,480 (56,845) 5,193,761 64,018 (63,887)
Derivatives cleared by central counterparty 74,698 84 (145) 72,526 163 (233)
Exchange traded

derivatives
18,520 12 (31) 23,585 7 (7)
Foreign exchange derivatives 4,999,865 56,576 (57,021) 5,289,872 64,188 (64,127)
Interest rate derivatives
OTC derivatives 12,627,808 140,207 (133,401) 9,969,325 123,706 (119,289)
Derivatives cleared by central counterparty 17,428,460 867 (1,093) 16,083,853 1,056 (1,016)
Exchange traded

derivatives
5,041,948 1,251 (1,265) 11,087,714 356 (323)
Interest rate derivatives 35,098,216 142,325 (135,759) 37,140,892 125,118 (120,628)
Credit derivatives
OTC derivatives 399,386 5,253 (5,399) 386,508 6,575 (5,239)
Derivatives cleared by central counterparty 426,130 2,962 (2,687) 372,567 4,180 (4,280)
Credit derivatives 825,516 8,215 (8,086) 759,075 10,755 (9,519)
Equity and stock index derivatives
OTC derivatives 232,050 10,628 (15,785) 190,496 9,711 (11,830)
Exchange traded

derivatives
841,994 10,178 (10,849) 692,435 11,171 (12,066)
Equity and stock index derivatives 1,074,044 20,806 (26,634) 882,931 20,882 (23,896)
Commodity derivatives
OTC derivatives 7,327 303 (256) 9,756 521 (408)
Exchange traded

derivatives
106,142 838 (861) 111,227 920 (1,000)
Commodity derivatives 113,469 1,141 (1,117) 120,983 1,441 (1,408)
Derivative assets/(liabilities)

held for trading
42,111,110 229,063 (228,617) 44,193,753 222,384 (219,578)
Total OTC derivatives

held for trading
18,173,218 212,871 (211,686) 15,749,846 204,531 (200,653)
Total derivatives cleared by

central counterparty

held for
trading 17,929,288 3,913 (3,925) 16,528,946 5,399 (5,529)
Total exchange

traded derivatives held for trading
6,008,604 12,279 (13,006) 11,914,961 12,454 (13,396)
Derivative assets/(liabilities)

held for trading
42,111,110 229,063 (228,617) 44,193,753 222,384 (219,578)
Derivatives held for risk management
Derivatives designated as cash flow hedges
OTC interest rate derivatives 1,195 7 (1) 2,075 11 (6)
Interest rate derivatives cleared by central counterparty 66,578
-

-

73,314
-

-

Derivatives designated as cash flow hedges 67,773 7 (1) 75,389 11 (6)
Derivatives designated as fair value hedges
OTC interest rate derivatives 8,379 136 (586) 2,065 143 (49)
Interest rate derivatives cleared by central counterparty 104,078
-

-

99,780
-

-

Derivatives designated as fair value hedges 112,457 136 (586) 101,845 143 (49)
Derivatives designated as hedges of net investments
OTC foreign

exchange derivatives
1,145 30
-

2,968
-

(10)
Derivatives designated as hedges of net investments 1,145 30
-

2,968
-

(10)
Derivative assets/(liabilities)

held for risk management
181,375 173 (587) 180,202 154 (65)
Total OTC derivatives

held for risk management
10,719 173 (587) 7,108 154 (65)
Total derivatives cleared by

central counterparty

held for risk
management 170,656
-

-

173,094
-

-

Derivative assets/(liabilities)

held for risk management
181,375 173 (587) 180,202 154 (65)

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

Hedge accounting
Hedge accounting

is applied predominantly for the following risks:
◾

Interest rate risk – arises due to a mismatch between

fixed interest rates and floating interest rates. Interest

rate risk also includes exposure to
inflation risk for

certain types of investments.
◾

Currency

risk – arises

due to assets or liabilities being denominated

in different currencies than the functional currency

of the relevant entity. At a
consolidated level,

currency

risk also

arises when the functional currency

of subsidiaries are different from the parent

.
◾

Contractually linked inflation risk – arises from

financial instruments within contractually specified inflation risk. The Group does not hedge
inflation risk that arises from other

activities.

In order

to hedge these risks,

the Group

uses the

following hedging

instruments:
◾

Interest rate derivatives to swap interest rate

exposures into either fixed or variable rates.
◾

Currency

derivatives to swap foreign currency

net investment exposure to local currency

.
◾

Inflation derivatives to swap inflation exposure

into either fixed or variable interest rates.

In some cases, certain items which are economically hedged

may be ineligible hedged items for the purposes of IAS 39, such as core deposits and equity.

In these instances, a proxy hedging

solution can be utilised

whereby

portfolios of floating rate assets are designated as eligible hedged items in cash flow hedges.

In some hedging

relationships, the Group designates risk components of hedged items

as follows:
◾

Benchmark

interest rate risk as a component of interest rate risk, such as the LIBOR or Risk Free Rate (RFR) component

.
◾

Inflation risk as a contractually specified component

of a debt instrument.
◾

Spot exchange rate risk for

foreign currency

financial assets

or financial liabilities.
◾

Components of cash flows of hedge

d

items,

for example certain interest

payments for part of the life of an instrument

.

Using the benchmark interest rate risk results in other

risks,

such as credit risk and liquidity risk,

being excluded

from the hedge accounting
relationship. LIBOR is considered

the predominant interest rate risk and therefore the hedged

items

change in fair value on a fully proportionate
basis with reference

to this risk.

In respect of many of the Group

’s hedge accounting relationships, the hedged item and hedging instrument change frequently due to the dynamic nature of the risk management and hedge

accounting strategy. The Group

applies hedge accounting to dynamic scenarios, predominantly in relation to interest rate risk, with a combination

of hedged items in order for

its

financial statements to reflect as closely as possible the economic risk management undertaken.

In some cases,

if the hedge accounting

objective changes, the relevant hedge accounting

relationship is de-
designated and is replaced with a differen

t

hedge accounting

relationship.

Changes in the GBP value of net investments due

to foreign currency

movements are captured in the currency translation reserve, resulting in a movement in CET1 capital. The Group

mitigates this by matching the CET1 capital movements to the revaluation of the foreign currency

RWA
exposures. Net investment hedges are designated where

necessary to reduce the exposure to movement

in a particular exchange rate to within
limits mandated by Risk. As far as possible, existing external currency liabilities

are designated as the hedging

instruments.

The hedging

instruments share the same risk exposures as the hedged items. Hedge effectiveness is determined with reference to quantitative
tests, predominant

ly regression testing,

but to the extent hedging

instruments are exposed to different risks than the hedged items, this could result in hedge ineffectiveness or

hedge accounting

failures.

Sources of ineffectiveness

include the following:
◾

Mismatches between the contractual terms of the hedged

item and hedging instrument, including basis differences.
◾

Changes in credit risk of the hedging

instruments.
◾

If a hedging

relationship becomes over

-hedged, for example in hedges of net investments if

the net asset

value designated at the start of the
period falls below the amount of the hedging

instrument.
◾

Cash flow hedge

s

using external swaps with non

-zero fair values.
◾

The effects of the forthcoming

reforms to IBOR because these might take effect at a different time and have a different impact on

hedged items
and hedging

instruments.

Across all benchmarks which

Barclays is materially exposed to, there is still uncertainty regarding the precise timing and effects

of IBOR reform.
There is yet to be full consensus regarding

methodologies for converging

existing IBORs

to their final

benchmark

rates. As such, Barclays has not
incorporated

any change in assumptions for affected benchmarks

into its

expectations or calculations. Barclays does, however,

assume sufficient
liquidity in IBOR linked benchmarks to provide

reliable valuation calculations of both hedged items and hedging instruments (notwithstanding reliefs already applied within the financial reporting).

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

Interest Rate Benchmark Reform
Following the financial crisis, the reform

and replacement of benchmark

interest rates

such as IBOR has become a priority for global regulators.
Since the changes are market driven, there

is currently some uncertainty around

the timing and precise nature of

these changes.

The Group

’s risk

exposure is directly affected

by interest rate benchmark

reform, across both

its

cash flow hedge accounting activities; where IBOR-
linked derivatives are designated as a

cash flow hedge of IBOR

-linked cash flows,

and its

fair value hedge

accounting activities; where IBOR-linked
derivatives are designated as a fair value hedge

of fixed interest rate assets and liabilities.

The Group

’s risk

exposure is predominately

to GBP, USD, EUR, JPY

and AUD LIBOR with the vast majority concentrated in derivatives within the
Corporate

and Investment Bank. Some additional exposure resides on floating rate loans and advances and debt securities held and issued within
the Corporate and Investment

Bank. Retail lending and mortgage

exposure in Barclays UK

is minimal.

Approaches

to transition will vary product by
product, and

counterparty

by counterparty. Barclays expected

derivative contracts facing central clearing counterparties

to follow a market-wide,
standardised approach

to reform. Whereas bilateral derivative agreements, loan agreements and other cash securities to largely be negotiated
bilaterally with the counterparty.

There are key differences

between IBORs and RFRs. IBORs are ‘term rates’,

which means that they are published for a borrowing

period (for
example three months), and they are ‘forward

-looking’, because they are published at the beginning of a borrowing period, based upon an
estimated inter-bank borrowing

cost for the period. RFRs are typically

‘backward

-looking’ rates, as

they are based upon

overnight

rates from actual
transactions, and are therefore

published at the end of the overnight

borrowing

period. Furthermore, IBORs include a credit spread over the RFR.
Therefore,

to transition existing contracts and agreements to RFR, adjustments for term and credit differe nces may need to be applied to RFR-
linked rates to enable the two benchmarks

to be economically equivalent upon transition. The methodologies for determining

these adjustments
are undergoing

in-depth consultations by industry working groups, on behalf of the respective global regulators and related market participants.

Barclays has established a Group

-wide LIBOR Transition Pro

gramme, with oversight from the Group Finance

Director and with cross-business line
and functions-support

governance. The Transition

Programme

follows a risk

management approach,

based upon recognised ‘change

delivery’
control standards, to drive strategic execution, and

identify, manage

and resolve key risks and issues as they arise. Accountable

Executives are in
place within key working

groups, with overall Board

oversight delegated to the Board

Risk Committee

and the Group

Finance Director.

Barclays
performs a prominent

stewardship role to drive orderly

transition via our representation on official sector and industry working groups across all
major jurisdictions and product

classes.

The Group

is actively engaging with the counterparties to include appropriate fallback provisions in its
floating rate assets and liabilities with maturities after 2021,

when most IBORs are expected to cease to exist. We expect that the hedging instruments will be modified by the amendments to the 2006

ISDA definitions that will include fallback provisions for

when the existing IBORs are
permanently discontinued. Additionally,

the Group Finance Director

is Chair

of the UK’s ‘Working Group

on Sterling Risk-Free Reference Rates’,
whose mandate is to catalyse a broad

-based transition to using SONIA (‘Sterling Overnight Inde

x

Average’)

as the

primary sterling interest rate
benchmark

in bond, loan and derivatives markets. Further, hedge

accounting specific impacts of IBOR reform are expected as transition progresses, with impact on financial reporting

becoming clearer followin

g

anticipated completion of Phase 2 of the IASB’s IBOR Reform project.

Amount, timing and uncertainty of future cash flows
The following table shows the hedging

instruments which are carried on the Group’s

balance sheet:

Carrying value
Nominal amount
Change in fair
value used as a
basis to
determine
ineffectiveness
Nominal amount
directly impacted
by IBOR reform
Derivative assets

Derivative
liabilities Loan liabilities
Hedge type Risk category £m £m £m £m £m £m
As at 31 December 2019
Fair value

Interest rate risk 110 (44) - 104,568 (1,571) 55,552
Inflation risk 26 (542) - 7,889 (82) 6,101
Cash flow Interest rate risk 3 (1) - 66,515 739 15,223
Inflation risk 4 - - 1,258 31 -
Net investment
Foreign

exchange risk
30 - (10,051) 11,196 288 -
As at 31 December 2018
Fair value

Interest rate risk 106 (41) - 98,320 135 n/a
Inflation risk 37 (8) - 3,525 29 n/a
Cash flow Interest rate risk 11 (6) - 75,389 (380) n/a
Net investment
Foreign

exchange risk
- (10) (12,325) 15,300 (745) n/a

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

The following table summarises the significant hedge

accounting exposures

impacted by the IBOR reform

as at

31 December

2019:

Nominal amount
of hedged

items
directly impacted
by IBOR reform

Nominal amount
of hedging
instruments
directly impacted
by IBOR reform
Current benchmark rate
Expected convergence to

RFR
£m £m
GBP London

Interbank Offered

rate (LIBOR)
Reformed

Sterling Overnight Index Average

(SONIA)
14,733 12,269
USD LIBOR / Effective Federal Funds

Rate
(EFFR)
Secured Overnight

Financing Rate (SOFR)
57,941 57,967
Euro Overnight

Index Average

(EONIA)
Euro Short

-Term

Rate (€STR)
3,009 3,009
JPY LIBOR
Tokyo

Overnight Average

(TONA)
1,428 1,428
AUD LIBOR
Bank Bill Swap Rate (BBSW) / Overnight Cash Rate
(AONIA)
1,183 1,183
All Other IBORs
Various

Other RFRs
1,199 1,020

The Group

’s exposure risk management also includes

the use of the Euro

Interbank

Offered Rate (‘EURIBOR’). The calculation methodology of
EURIBOR changed

during 2019.

In July 2019, the Belgian Financial Services

and Markets Authority

granted authorisation with respect to EURIBOR
under the European

Union Benchmarks Regulation. This allows market participants to continue to use EURIBOR after 1 January 2020 for both
existing and new contrac

ts.

The Group

expects that

EURIBOR will continue to exist as a benchmark

rate for the foreseeable future. The Group

does
not anticipate changing

the hedged risk to a different benchmark. For

these reasons, the Group does not consider

its

fair value or cash flow hedges
of the EURIBOR benchmark

interest rate to

be directly affected by

interest rate benchmark

reform

at 31 December 2019.

The following table profiles the expected notional values of current hedging instruments in future years:

2020 2021 2022 2023 2024
2025

and later
£m £m £m £m £m £m
As at 31 December
Fair value hedges of interest rate risk
Notional amount 97,933 79,192 64,625 57,432 44,630 38,488
Fair value hedges of inflation risk

Notional amount 6,675 5,519 4,560 3,589 3,036 2,025

There are 2,308

(2018:

1,805) interest rate risk fair

value hedges with an average

fixed rate of 2.13% (2018:

2.79%) across the relationships and
117

(2018:

44) inflation risk fair value

hedges with an average rate of 0.7%

(2018:

1%) across the relationships.

The Group

has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the
income statement in the following periods, excluding

any hedge adjustments that may be applied:

Total
Up to

one year
One to

two years
Two to three
years
Three to four
years
Four to

five years
More than five
years
£m £m £m £m £m £m £m
2019
Forecast receivable cash flows 1,696 493 409 324 238 122 110
2018
Forecast receivable cash flows 2,599 685 717 536 346 200 115

The maximum length of time over

which the Group

hedges exposure to the variability in

future cash flows for forecast transactions,

excluding
those forecast transactions related to the payment

of variable interest on existing financial instruments is 10 years (2018:

10 years).

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

Hedged items in fair value hedges
Accumulated fair

value adjustment
included in

carrying amount
Hedged item

statement of

financial position

classification and risk
category
Carrying amount Total
Of which:
Accumulated fair
value adjustment

on
items no longer

in a
hedge relationship
Change in fair
value used as a
basis to
determine
ineffectiveness
Hedge
ineffectiveness
recognised

in the
income
statement
a
£m £m £m £m £m
2019
Assets
Loans and advances at amortised cost
- Interest rate risk 8,442 694 (643) 1,030 76
- Inflation risk 525 325 - (2) 1
Financial assets at fair value through

other comprehensive
income

- Interest rate risk 32,169 922 494 2,046 (4)
- Inflation risk 7,811 87 - 111 (16)
Debt securities classified as amortised cost

- Interest rate risk 2,974 (1) - (1) -
- Inflation risk 2,258 (41) - (41) 1
Liabilities

Debt securities in issue

- Interest rate risk (55,589) (1,574) (75) (1,445) (13)
2018
Assets
Loans and advances at amortised cost
- Interest rate risk 7,106 (363) (626) (568) 37
- Inflation risk 512 312 - 2 (1)
Financial assets at fair value through

other comprehensive
income
- Interest rate risk 30,108 416 (21) (96) 17
- Inflation risk 2,907 (20) - (50) (18)
Liabilities
Debt securities in issue
- Interest rate risk 53,935 (289) (256) 549 (34)

Note
a

Hedge ineffectiveness

is recognised in

net interest income.

For items classified as fair value through

other comprehensive income,

the hedge accounting

adjustment is

not included in the carrying amount,
but rather adjusts other comprehensive

income.

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Description

of hedge

relationship

and hedged risk
Change in value
of hedged

item
used as the
basis for
recognising
ineffectiveness
Balance in
cash flow
hedging
reserve for
continuing
hedges
Balance in
currency
translation
reserve for
continuing
hedges
Balances
remaining in cash
flow hedging
reserve for

which
hedge accounting
is no longer
applied
Balances
remaining in
currency
translation
reserve for

which
hedge accounting
is no longer
applied
Hedging

gains
or losses
recognised

in
other
comprehensiv
e income
Hedge
ineffectivenes
s recognised
in the income
statement
a
£m £m £m £m £m £m £m
2019
Cash flow hedge of interest rate risk
Loans and advances at amortised cost (696) (223) - (1,072) - (706) 43
Debt securities classified as amortised cost (29) (26) - - - (25) 2
Hedge of net investment in foreign
operations

USD foreign operations 215 - 1,087 - - 215 -
EUR foreign operations 70 - (1) - 16 70 -
Other foreign operations 3 - 1 - 240 3 -
Total foreign operations 288 - 1,087 - 256 288 -
2018
Cash flow hedge of interest rate risk
Loans and advances at amortised cost 375 (44) - (827) - 334 (5)
Hedge of net investment in foreign
operations
USD foreign operations 719 - 1,648 - - 719 -
EUR foreign operations - - 1 - 86 - -
Other foreign operations 25 - (3) - 241 25 (1)
Total foreign operations 744 - 1,646 - 327 744 (1)

Note
a

Hedge ineffectiveness

is recognised in

net interest income.

The effect on the income statement and other comprehensive

income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign

operations is set out in the following table:

2019 2018
Amount recycled
from other
comprehensive
income due to
hedged item
affecting income
statement
Amount recycled
from other
comprehensive
income due to

sale
or disposal

of
investment
Amount recycled
from other
comprehensive
income due to
hedged item
affecting

income
statement
Amount recycled
from other
comprehensive
income due to sale
or disposal

of
investment
Description

of hedge

relationship

and hedged risk
£m £m £m £m
Cash flow hedge of interest rate risk
Recycled to interest income 259 18 332 -
Hedge of net investment in foreign operations

Recycled to other income - 15 - (41)

A detailed reconcil

iation of the

movements of the cash flow

hedging reserve

and the currency translation reserve is as follows:

2019 2018
Cash flow hedging
reserve
Currency
translation

reserve
Cash flow hedging
reserve
Currency
translation

reserve
£m £m £m £m
Balance on 1 January 660 3,888 1,161 3,054
Currency

translation movements
(7) (816) (10) 1,537
Hedging gains/(losses) for the year 731 287 (334) (744)
Amounts reclassified in relation to cash flows affecting

profit or loss
(277) (15) (332) 41
Tax (105) - 175 -
Balance on 31 December 1,002 3,344 660 3,888

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

15 Financial assets at fair value through other comprehensive income
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

in other comprehensive

income is
included in net investment income.

In determining whether

the business

model is achieved by both

collecting contractual cash flows and selling financial assets, it is determined that both collecting contractual cash flows and selling financial assets are integral to achieving the objective of the business model. The Group

will
consider past sales and expectations about future

sales to establish if the business model is achieved.

For equity securities that are not held for trading,

the Group may

make an irrevocable election on initial recognition

to present subsequent changes
in the fair value of the instrument in other comprehensive

income (except for dividend income

which is recognised in profit or loss). Gains

or losses
on the de-recognition

of these equity securities

are not transferred

to profit or loss. These assets are also not subject to the impairment requirements and

therefore

no amounts are recycled

to the income statement.

Where the Group

has not made the irrevocable election to present
subsequent changes in the fair value of the instrument in other comprehensive

income, equity securities

are measured at fair value through

profit
or loss.

Accounting for financial in

vestments under IAS 39 for 2017
Available for

sale financial assets are held at fair value with gains and losses being included in other comprehensive income. The Group uses this
classification for assets that are not derivatives and

are not held for trading purposes

or otherwise designated at fair value through profit or

loss,

or
at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised

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

2019 2018
£m £m
Debt securities and other eligible bills 64,103 51,026
Equity securities 1,023 1,122
Loans and advances 624 668
Financial assets at fair value through other comprehensive

income
65,750 52,816

16 Financial liabilities

designated at

fair value
Accounting for liabilities

designated at

fair value through profit and loss
In accordance

with IFRS 9,

financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net
trading income (Note 5)

and net investment income (Note 6).

Movements in own credit are reported

through

other comprehensive income, unless
the effects of changes in the liability's credit risk

would create

or enlarge an accounting

mismatch in P&L. In these

scenarios, all gains and losses on
that liability (including

the effects of changes in the credit risk of the liability) are presented in P&L. On derecognition of the financial

liability no
amount relating to own credit risk are

recycled to the income statement. The Group

has the ability

to make the fair value designation when ho

lding
the instruments at fair value reduces

an accounting mismatch (caused by an offsetting liability or asset being held at fair value),

or is managed by
the Group on

the basis of its fair value, or includes terms that have substantive derivative characte ristics (Note 14).

The details on how

the fair value amounts are arrived for financial liabilities designated at fair value are described in Note 17.

2019 2018
Fair value
Contractual
amount due
on maturity Fair value
Contractual
amount due
on maturity
£m £m £m £m
Debt securities 49,559 56,891 46,649 54,159
Deposits 25,526 25,725 31,682 32,029
Repurchase agreements

and other similar secured borrowing
128,547 128,706 138,484 138,724
Other financial liabilities 694 694 19 19
Financial liabilities

designated at

fair value
204,326 212,016 216,834 224,931

The cumulative own credit net loss recognised

is £373

m

(201

8:

£121

m

loss).

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

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

(including transaction costs, other than financial
instruments held at fair value through

profit or loss) and depending

on the subsequent classification

of the financial asset or liability, may continue
to be held at fair value either through

profit or loss or other comprehensive

income. The fair value of a financial

instrument is the price that would
be received to sell an asset or paid to transfer

a liability in an orderly

transaction between market participants at the measurement date.

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

253

.

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

Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data
(unobservable

inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is
compelling external evidence demonstrating

an executable exit price. Unobservable input levels are generally determined via reference to
observable inputs, historical observ

ations or using other analytical

techniques.

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

17 Fair value of financial instruments continued
The following table shows the Barclays

Group’s

assets and liabilities that are held at fair value disaggregated by valuation technique

(fair value
hierarchy)

and balance sheet classification:

Assets and liabilities

held at fair

value
2019 2018
Valuation technique

using
Valuation

technique

using
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
As at 31 December
£m £m £m £m £m £m £m £m
Trading

portfolio assets
60,352 51,579 2,264 114,195 51,029 49,545 3,613 104,187
Financial assets at fair value through

the
income statement 10,445 114,141 8,500 133,086 8,918 131,348 9,382 149,648
Derivative financial assets 5,439 220,642 3,155 229,236 6,813 210,510 5,215 222,538
Financial assets at fair value through

other
comprehensive

income
18,755 46,566 429 65,750 19,764 32,697 355 52,816
Investment property - - 13 13 - - 9 9
Total assets 94,991 432,928 14,361 542,280 86,524 424,100 18,574 529,198
Trading

portfolio liabilities
(20,977) (15,939) - (36,916) (20,654) (17,225) (3) (37,882)
Financial liabilities designated at fair value (82) (203,882) (362) (204,326) (76) (216,478) (280) (216,834)
Derivative financial liabilities (5,305) (219,910) (3,989) (229,204) (6,152) (208,748) (4,743) (219,643)
Total liabilities (26,364) (439,731) (4,351) (470,446) (26,882) (442,451) (5,026) (474,359)

The following table shows the Barclays

Group’s

Level 3 assets and liabilities that are held at fair value disaggregated by product

type:

Level 3 assets and liabilities

held at fair

value by product type
2019 2018
Assets Liabilities Assets Liabilities
£m £m £m £m
Interest rate derivatives

605 (812) 2,478 (2,456)
Foreign

exchange derivatives

291 (298) 192 (185)
Credit derivatives 539 (342) 1,381 (331)
Equity derivatives

1,711 (2,528) 1,136 (1,743)
Commodity derivatives

9 (9) 28 (28)
Corporate

debt

521 - 456 -
Reverse repurchase

and repurchase

agreements

- (167) 768 -
Non-asset backed loans

6,811 - 8,304 -
Asset backed securities

756 - 688 -
Equity cash products

1,228 - 698 (3)
Private equity investments 899 (19) 1,071 (19)
Other
a
991 (176) 1,374 (261)
Total 14,361 (4,351) 18,574 (5,026)

Note
a

Other includes

commercial real estate

loans, funds and fund-linked

products,

issued debt, government

sponsored debt and investment

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

The valuation techniques used, observability and sensitivity analysis for material products within Level 3, are described below.

Interest rate derivatives
Description:

Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed

swaps and other exotic interest rate derivatives.

Valuation:

Interest rate and inflation derivatives are

generally valued using curves of forward

rates constructed from market data to project and
discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from mar

ket inputs, and use
industry standard or bespoke

models depending

on the product type.

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

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

Equity derivatives
Description
: Exchange traded

or OTC derivatives linked to equity indices and single names. The category includes vanilla and exotic equity
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

Non-asset backed

loans

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

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

Observability:

Prices for actively traded equity cash products

are considered

observable. Unobservable

equity prices are generally determined by
referen

ce to actively traded instruments that are similar in nature, or inferred via another reasonable

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

Other
Description:

Other includes commercial real estate loans, funds and fund

-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities

reclassified between Level

1 and Level 2
During the period, there

were no material transfers between Level 1 and Level 2 (2018

:

there were no material transfers between Level 1 and Level
2).

Level 3 movement analysis
The following table summarises the movements

in the Level 3 balances during

the period. The table shows gains and losses

and includes amounts
for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during

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

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

Analysis of movements in Level 3 assets and liabilities
As at 1
January
2019
Total gains

and losses
in the period
recognised

in the
income statement
Total gains
or losses
recognised
in OCI
Transfers

As at 31
December
2019 Purchases Sales Issues Settlements
Trading
income
Other
income In Out
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
388

126

(52)

-

(311)
1

-

-

45

(77)
120

Non-asset backed loans
2,263

1,844

(2,799)

-

(134)
24

-

-

200

(424)
974

Asset backed securities
664

202

(166)

-

-

(30)

-

-

16

(30)
656

Equity cash products
136

62

(40)

-

-

(31)

-

-

293

(28)
392

Other
162

-

-

-

(1) (24)

-

-

-

(15)
122

Trading portfolio

assets
3,613

2,234

(3,057)

-

(446) (60)

-

-

554

(574)
2,264

Non-asset backed loans
5,688

235

-

-

(755)
343

(1)

-

-

(16)
5,494

Equity cash products
559

66

-

-

(2)
3

209

-

-

-

835

Private equity investments
1,071

45

(121)

-

(28)

-

55

-

41

(163)
900

Other
2,064

5,719

(5,720)

-

(9)
12

(15)

-

24

(804)
1,271

Financial assets at fair value
through the income
statement
9,382

6,065

(5,841)

-

(794)
358

248

-

65

(983)
8,500

Non-asset backed loans

-

283

-

-

-

-

-

60

-

-

343

Asset backed securities

-

116

(30)

-

-

-

-

-

-

-

86

Equity cash products
2

-

(1)

-

-

-

-

(1)

-

-

-

Other
353

-

-

-

(135)

-

-

-

-

(218)

-

Financial assets at fair value
through other
comprehensive income
355

399

(31)

-

(135)

-

-

59

-

(218)
429

Investment property
9

5

-

-

-

-

(1)

-

-

-

13

Trading portfolio

liabilities
(3)

-

-

-

-

-

-

-

-

3

-

Financial liabilities
designated at fair value (280) (179)
10

(42)
41

67

(2)

-

(27)
50

(362)
Interest rate derivatives
22

(9)

-

-

88

(92)

-

-

(177) (38) (206)
Foreign

exchange derivatives
7

-

-

-

25

(12)

-

-

(32)
5

(7)
Credit derivatives
1,050

(59)
3

-

(866)
76

-

-

(9)
3

198

Equity derivatives (607) (296) (35)

-

(2) (296)

-

-

(37)
454

(819)
Net derivative financial
instruments
a
472

(364) (32)

-

(755) (324)

-

-

(255)
424

(834)
Total
13,548

8,160

(8,951) (42) (2,089)
41

245

59

337

(1,298)
10,010

Note
a

The derivative

financial

instruments are represented

on a net basis.

On a gross basis, derivative

financial assets are £3,155m

(2018: £5,215m)

and derivative

financial

liabilities are
£3,989m

(2018:

£4,743m).

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

Analysis of movements in Level 3 assets and liabilities
As at 1
January
2018 Purchases Sales Issues
Settlements

Total gains

and losses
in the

period recognised
in the

income
statement
Total gains
or losses
recognised
in OCI
Transfers

As at 31
December
2018
Trading
income
Other
income In Out
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
871

108

(88)

-

(23)
9

-

-

39

(528)
388

Non-asset backed loans
166

5,514

(3,480)

-

-

-

-

-

71

(8)
2,263

Asset backed securities
627

205

(168)

-

(2) (21)

-

-

58

(35)
664

Equity cash products
68

18

(9)

-

-

(16)

-

-

107

(32)
136

Other
245

18

(55) - (20) (32) - -
145

(139)
162

Trading portfolio

assets
1,977

5,863

(3,800)

-

(45) (60)

-

-

420

(742)
3,613

Non-asset backed loans
6,073

74

-

-

(508)
49

-

-

-

-

5,688

Equity cash products
398

87

(1)

-

-

1

74

-

-

-

559

Private equity investments
688

279

(114)

-

-

2

117

-

125

(26)
1,071

Other
360

6,624

(4,920)

-

(47)
29

18

-

-

-

2,064

Financial assets at fair value
through the income
statement
7,519

7,064

(5,035)

-

(555)
81

209

-

125

(26)
9,382

Equity cash products
36

-

(16)

-

-

-

-

-

-

(18)
2

Private equity investments
129

-

-

-

-

-

-

-

-

(129)

-

Other
40

-

-

-

-

-

-

(1)
314

-

353

Financial assets at fair value
through other
comprehensive income
205

-

(16)

-

-

-

-

(1)
314

(147)
355

Investment property
116

9

(115)

-

-

-

(1)

-

-

-
9

Trading portfolio

liabilities
(4) - - - - (3) - - - 4 (3)

-

Financial liabilities
designated at fair value (480) - - (4) 18 33 (10) - (225) 388 (280)
Interest rate derivatives (150) 1 (1) - 196 (25) - - (71) 72 22
Foreign

exchange derivatives
37 - - - (9) 5 - - (13) (13) 7
Credit derivatives 1,146 (6) 3 - (12) (85) - - 7 (3) 1,050
Equity derivatives (896) 72 (570) - 125 73 1 - 128 460 (607)
Net derivative financial
instruments 137 67 (568) - 300 (32) 1 - 51 516 472
Total 9,470 13,003 (9,534) (4) (282) 19 199 (1) 685 (7) 13,548

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

Unrealised gains

and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains

and losses recognised during the period on Level 3 assets and liabilities held at year end
2019 2018
Income statement
Other
compre-
hensive
income
Income statement
Other

compre-
hensive
income
Trading
income
Other
income Total
Trading
income
Other
income Total
As at 31 December
£m £m £m £m £m £m £m £m
Trading

portfolio assets
(57) - - (57) (60) - - (60)
Financial assets at fair value through

the income
statement 346 246 - 592 68 206 - 274
Fair value through

other comprehensive income
- - 60 60 - - (1) (1)
Investment property - (1) - (1) - (1) - (1)
Trading

portfolio liabilities
- - - - (3) - - (3)
Financial liabilities designated at fair value 64 - - 64 55 - - 55
Net derivative financial instruments

(459) - - (459) (14) - - (14)
Total (106) 245 60 199 46 205 (1) 250

Significant unobservable

inputs
The following table discloses the valuation techniques and

significant unobservable

inputs for assets and liabilities

recognised

at fair value and
classified as Level 3 along with the range of values

used for those significant unobservable

inputs:

Valuation

technique(s)
c
Significant

unobservable
inputs
2019
Range
2018
Range
Min Max Min Max Units
a
Derivative financial
instruments
b
Interest rate derivatives Discounted cash flows Inflation forwards 1 3 1 2%
Credit spread 41 1,620 6 897 bps
Comparable pricing Price - 37 - 100 points
Option model Inflation volatility 47 190 33 174 bps vol
Interest rate volatility 8 431 10 199 bps vol
IR - IR correlation (30) 100 (26) 100%
Credit derivatives Discounted cash flows Credit spread 72 200 142 209 bps
Comparable pricing Price - 155 10 96 points
Equity derivatives Option model Equity volatility 1 200 2 81%
Equity - equity
correlation (20) 100 (100) 100%
Discounted cash flow Discounted margin (500) 1,100 (171) 301 bps
Non-derivative financial
instruments
Non-asset backed loans Discounted cash flows Loan spread 31 1,884 30 531 bps
Credit spread 180 1,223 25 800 bps
Price - 133 - 118 points
Comparable pricing Price - 123 - 100 points
Asset backed securities Comparable pricing Price - 99 - 102 points
Private equity investments EBITDA multiple EBITDA multiple 5 16 7 8 Multiple
Discounted cash flow Discount margin 8 10 8 10%
Other
d
Discounted cash flows Credit spread 126 649 143 575 bps

Notes
a

The units

used

to disclose ranges for significant unobservable inputs

are percentages, points and basis points. Points are a percentage of par;

for example, 100 points equals 100%

of par.

A basis point

equals 1/100th of 1%; for example, 150 basis points

equals 1.5%.
b

Certain derivative

instruments

are classified as Level 3 due to a significant

unobservable credit spread

input into the calculation

of the Credit Valuation

Adjustment for the

instruments.

The range of significant

unobservable credit spreads

is between 41-1,620bps (2018: 6-897bps).
c

A range has

not been provided

for Net Asset Value

as there would be a wide range

reflecting

the diverse nature of the

positions
d

Other includes

commercial real estate

loans, funds and fund-linked

products,

issued debt, government

sponsored debt and investment

property.

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

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

time.

Correlation
Correlation is a measure of the relationship between the movements of two variables. Corre

lation can be a significant input into valuation of
derivative contracts with more

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
derivatives, a ch

ange in the comparable price

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

The ESHLA portfolio primarily

consists

of long

-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local
Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation

uncertainty arises from the long

-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of

ESHLA loans are to borrowers

in heavily regulated sectors that

are considered

extremely
low credit risk, and have a

history of near zero defaults since inception
.
While the overall loan

spread range

is from 31bps to 1,884

bps (2018

:

30bps
to 531

bps), the vast majority of spreads are concentrated towards

the bottom end of this range, with 99% of the loan notional being valued with spreads less than 200bps

consistently for both years.

In general, a significant increase in loan spreads in

isolation will result in a fair value decrease for a loan.

EBITDA

multiple
EBITDA multiple is the ratio of the valuation of the

investment to the earnings before

interest, taxes, depreciation and amortisation.

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

In general, a significant increase in the multiple will result in a fair value increase for an investment.

Sensitivity analysis

of valuations using unobservable inputs
2019 2018
Favourable changes Unfavourable changes
Favourable

changes
Unfavourable changes
Income
statement Equity
Income
statement Equity
Income
statement Equity
Income
statement Equity
£m £m £m £m £m £m £m £m
Interest rate derivatives 44 - (127) - 80 - (162) -
Foreign

exchange derivatives
5 - (7) - 7 - (10) -
Credit derivatives 73 - (47) - 126 - (73) -
Equity derivatives 114 - (119) - 110 - (112) -
Commodity derivatives - - - - 1 - (1) -
Corporate

debt
11 - (16) - 10 - (2) -
Non-asset backed loans 214 8 (492) (8) 274 - (458) -
Equity cash products 123 - (175) - 121 - (155) -
Private equity investments 205 - (235) - 230 - (241) -
Other
a
1 - (1) - 2 - (2) -
Total 790 8 (1,219) (8) 961 - (1,216) -

Note
a

Other includes

commercial real estate

loans, funds and fund-linked

products,

issued debt, government

sponsored debt and investment

property.

The effect of stressing unobservable

inputs to a

range of reasonably

possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by

up to £798

m

(2018:

£961

m) or to decrease fair values

by up to £1,227

m

(2018

:

£1,216m)

with
substantially all the potential effect impacting prof

it and loss rather than reserves.

Fair value adjustments
Key balance sheet valuation adjustments are quantified

below:

2019 2018
£m £m
Exit price adjustments derived from

market bid-offer

spreads
(429) (457)
Uncollateralised derivative funding (57) (47)
Derivative credit valuation adjustments (135) (125)
Derivative debit valuation adjustments 155 237

Exit price adjustments derived from

market bid

-offer spreads

The Barclays Group

uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid price (which is the
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

management and hedging
strategy.

Bid-offer

levels are generally derived

from market quotes such as broker

data. Less

liquid instruments may not have a directly observable bid

-offer
level. In such instances, an exit price adjustment may be derived from an observable

bid-offer

level for a comparable liquid instrument, or
determined by

calibrating to derivative prices, or by scenario or historical analysis.

Exit price adjustments derived from

market bid-offer

spreads have decreased by

£28m

to £429m

as a

result of movements in market bid offer
spreads.

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

Uncollateralised
A fair value adjustment of £57m
is applied to account for the impact of incorporating

the cost of

funding into the valuation of uncollateralised
and partially collateralised derivative portfolios and

collateralised derivatives where

the terms of the agreement do not allow the rehypothecation
of collateral received. This adjustment is referred

to as

the Funding Fair Valu

e

Adjustment (FFVA).

FFVA

has increased by £10

m

to £57m

mainly
as a result of increase in underlying

derivative exposures.

FFVA

incorporates

a scaling factor which is an estimate of the

extent to which the cost of funding

is incorporated into observed

traded levels. On
calibrating the scaling factor,

it is with the assumption that Credit Valuation

Adjustments (CVA)

and Debit Valuation Adjustments (DVA)

are

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

retained as valuation components

incorporated

into such levels.

The effect of incorporating

this scaling

factor at 31

December 2019

was to
reduce FFVA

by £170

m

(2018: £141

m).

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

a counterparty

level. Counterparties include
(but are not limited to) corporates, sovereigns

and sovereig

n

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

information. In particular,

this applies

to sovereign related names where

the effect of using the recovery

assumptions implied in

CDS
levels would imply a £36m

(2018:

£50m) increase in CVA.

Correlation between counterparty

credit and underlying derivative risk factors, termed ‘wrong

-way,’ or ‘right

-way’ risk, is

not systematically
incorporated

into the CVA calculation but is adjusted where the underlying exposure is directly related to the counterparty.

CVA

increased by £10m

to £135m,

as a

result of increase in underlying

derivative exposures offset by general tightening

in Credit Spreads. DVA
decreased by £82m

to £155

m, as

a result of tightening in Barclays’ credit spreads.

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
subsequently recognised, is £113

m

(2018:

£141

m) for financial instruments measured at fair

value and £255

m

(2018:

£262

m) for financial
instruments carried at amortised cost. There are additions of £41

m

(201

8: £65

m), and amortisation

and releases of £69m

(201

8: £33m) for
financial instruments measured at fair value and additions of £7m (2018:

£29m) and

amortisation

and releases of £14m

(201

8: £20m) for financial
instruments measured at amortised cost.

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

to £3,218

m

(2018:

£4,797

m).

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

Comparison

of carrying amounts and fair values for assets

and liabilities not held at fair value

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Group’s balance sheet:

2019 2018

Carrying
amount Fair value Level 1 Level 2 Level 3
Carrying
amount Fair value Level 1 Level 2 Level 3
As at 31 December
£m £m £m £m £m £m £m £m £m £m
Financial assets
Loans and advances at
amortised cost
a
339,115 337,510 11,145 73,378 250,985 326,406 325,264 4,599 68,955 249,653
Reverse repurchase

agreements
and other similar secured
lending

3,379 3,379 - 3,379 - 2,308 2,308 - 2,308 -

Financial liabilities
Deposits at amortised cost (415,787) (415,807) (327,329) (78,659) (9,819) (394,838) (394,857) (348,905) (40,106) (5,846)
Repurchase agreements

and
other similar secured borrowing

(14,517) (14,517) - (14,517) - (18,578) (18,578) - (18,578) -
Debt securities in issue

(76,369) (78,512) - (76,142) (2,370) (82,286) (81,687) - (78,315) (3,372)
Subordinated

liabilities

(18,156) (18,863) - (18,863) - (20,559) (21,049) - (21,049) -

Note

a

The fair

value hierarchy

for finance lease

receivables presented

within loans and advances

at amortised cost, with fair

value amounting to £2,002m (2018: £2,057m),

is not
required

as part

of the standard.

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

Revers

e

repurchase agreements

and other similar secured borrowing

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

The fair value for deposits with longer

-term maturities,

mainly time deposits, are estimated using discounted cash flows applying either market
rates or current

rates for deposits of similar remaining maturities. Consequently, the fair value discount is minimal.

Repurchase agreements and other

similar secured borrowing

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

Presentation
, the Group

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

Notes

to the financial

statements

Assets

and liabilities held

at

fair value

Barclays PLC

2019 Annual Report on Form 20-F

agreements that are subject to enforceable

master netting arrangements or similar agreements, but do not qualify for balance sheet netting.
The ‘Net amounts’ presented on the next page are not intended to represent the Group

’s actual exposure to credit risk, as a variety of credit
mitigation strategies are employed

in addition to netting and collateral arrangements.

Amounts subject

to enforc

eable netting

arrangements
Amounts not
subject to
enforceable
netting
arrangements
c
Balance sheet
total
d
Effects of

offsetting

on-balance sheet
Related amounts

not offset
Gross amounts
Amounts
offset
a
Net amounts
reported on

the
balance sheet
Financial
instruments
Financial
collateral
b
Net amount
£m £m £m £m £m £m £m £m
As at 31 December 2019
Derivative financial assets 260,206 (32,546) 227,660 (175,998) (38,922) 12,740 1,576 229,236
Reverse repurchase

agreements
and other similar secured lending
e
374,274 (276,021) 98,253 - (98,253) - 2,013 100,266
Total assets 634,480 (308,567) 325,913 (175,998) (137,175) 12,740 3,589 329,502
Derivative financial liabilities (255,269) 31,180 (224,089) 175,998 38,632 (9,459) (5,115) (229,204)
Repurchase agreements

and other
similar secured borrowing
e
(406,081) 276,021 (130,060) - 130,058 (2) (13,004) (143,064)
Total liabilities (661,350) 307,201 (354,149) 175,998 168,690 (9,461) (18,119) (372,268)
As at 31 December 2018
Derivative financial assets 239,180 (18,687) 220,493 (172,001) (36,904) 11,588 2,045 222,538
Reverse repurchase

agreements
and other similar secured lending
e
354,409 (235,772) 118,637 - (118,195) 442 2,712 121,349
Total assets 593,589 (254,459) 339,130 (172,001) (155,099) 12,030 4,757 343,887
Derivative financial liabilities (233,543) 18,229 (215,314) 172,001 32,959 (10,354) (4,329) (219,643)
Repurchase agreements

and other
similar secured borrowing
e
(375,976) 235,772 (140,204) - 140,165 (39) (16,858) (157,062)
Total liabilities (609,519) 254,001 (355,518) 172,001 173,124 (10,393) (21,187) (376,705)

Notes
a

Amounts offset

for Derivative

financial assets

additionally includes

cash collateral netted

of £4,099m (2018: £2,187m). Amounts

offset

for Derivative

financial

liabilities additionally
include

s

cash collateral

netted of £5,465m (2018: £2,645m).

Settlements

assets

and liabilities have been offset

amounting to £14,079m

(2018:

£23,095m).

b

Financial

collateral of £38,922m

(2018:

£36,904m) was received

in respect

of derivative

assets, including £33,411m

(2018:

£31,402m)

of cash collateral

and £

5,511m

(2018:
£5,502m)

of non-cash

collateral. Financial

collateral of £38,632m (2018:

£32,959m) was

placed in

respect

of derivative liabilities,

including £35,712m

(2018:

£29,842m)

of cash
collateral and

£2,920m

(2018:

£3,117m)

of non-cash

collateral. The

collateral amounts

are limited

to net balance sheet

exposure so as to not include

overcollateralisation.
c

This

column includes

contractual rights of set-off

that are subject

to uncertainty under the laws

of the relevant

jurisdiction.
d

The balance sheet

total is the

sum of ‘Net amounts reported

on the balance sheet’ that

are subject to enforceable netting

arrangements

and ‘Amounts

not subject to enforceable
netting

arrangements’.
e

Reverse

repurchase

agreements and

other similar secured

lending of £100,266m

(2018:

£121,349m)

is split

by fair value

£96,887m

(2018:

£119,041m)

and amortised

cost
£3,379m

(2018:

£2,308m). Repurchase

agreements and

other similar

secured borrowing of £143,064m (2018:

£157,062m)

is split

by fair value

£128,547m (2018: £138,484m)
and amortised

cost £14,517m

(2018:

£18,578m).

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

These offsetting and collateral arrangements

and other credit risk mitigation strategies used by the Group are further explained in the Credit risk
mitigation section on pages 102

to 103.

Notes

to the financial

statements
Assets

at amortised

cost and

other

investments

Barclays PLC

2019 Annual Report on Form 20-F

The notes included in this section focus on the Group’s

loans and advances and deposits at amortised cost, leases, property,

plant and equipment
and goodwill and intangible assets.

Details regarding

the Group’s liquidity and capital position can be found on

pages 143

to 164.

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

-balance sheet as

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

In determining whether

the business

model is a ‘hold to collect’ model, the objective of the business model must be to hold the financial asset to collect contractual cash flows rather

than holding the financial asset for trading or

short-term profit taking purposes. While the objective of the business model must be to hold the financial asset to collect contractual cash flows this does not mean the Group is required to hold the financial
assets until maturity.

When determining if the business model objective is to collect contractual cash flows the Group will consider past sales and
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

Loans and advances and deposits at amortised cost
2019 2018
As at 31 December
£m £m
Loans and advances at amortised cost to banks 9,624 10,575
Loans and advances at amortised cost to customers 311,739 310,097
Debt securities at amortised cost 17,752 5,734
Total loans and advances at amortised cost 339,115 326,406
Deposits at amortised cost from banks 15,402 14,166
Deposits at amortised cost from customers 400,385 380,672
Total deposits at amortised cost 415,787 394,838

20 Property, plant and equipment
Accounting for property, plant and equipment
The Group

applies IAS 16
Property

Plant and Equipment

and IAS 40
Investment Properties .

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

Freehold land

Freehold buildings and

long-leasehold property

(more than 50 years to run)

Leasehold property

over the remaining

life of the

lease (less than 50 years to run)
Costs of adaptation of freehold and leasehold property
Equipment installed in freehold and leasehold property
Computers and similar equipment
Fixtures and fittings and other

equipment
Not depreciated

2-3.3%
Over the remaining

life of the lease

6-10%
6-10%
17

-33%
9-20%

Costs of adaptation and installed equipment are depreciated

over the shorter of the life of the lease or the depreciation rates noted in the table above.

Investment property
The Group

initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting

date. Gains and losses on remeasurement are included

in the income statement.

Notes

to the financial

statements
Assets

at amortised

cost and

other

investments

Barclays PLC

2019 Annual Report on Form 20-F

Investment
property Property Equipment Leased assets
Right of

use
assets
a
Total
£m £m £m £m £m £m
Cost
As at 31 December 2018 9 3,684 2,956 9 - 6,658
Effects of changes in accounting

policies (see

Note 1)
- - - - 1,748 1,748
As at 1 January 2019 9 3,684 2,956 9 1,748 8,406
Additions 5 377 337 - 95 814
Disposals - (73) (251) - (10) (334)
Exchange and other

movements
(1) (50) (65) - (7) (123)
As at 31 December 2019 13 3,938 2,977 9 1,826 8,763
Accumulated depreciation and impairment
As at 31 December 2018 - (1,792) (2,322) (9) - (4,123)
Effects of changes in accounting

policies (see

Note 1)
- - - - (104) (104)
As at 1 January 2019 - (1,792) (2,322) (9) (104) (4,227)
Depreciation charge - (178) (229) - (226) (633)
Impairment - (11) (1) - (2) (14)
Disposals - 56 205 - - 261
Exchange and other

movements
- 24 41 - - 65
As at 31 December 2019 - (1,901) (2,306) (9) (332) (4,548)
Net book value

13 2,037 671 - 1,494 4,215
Cost
As at 1 January 2018 116 3,493 2,748 9 - 6,366
Additions 9 217 262 - - 488
Disposals (115) (83) (99) - - (297)
Change in fair value of investment properties (3) - - - - (3)
Exchange and other

movements
2 57 45 - - 104
As at 31 December 2018 9 3,684 2,956 9 - 6,658
Accumulated depreciation and impairment
As at 1 January 2018 - (1,668) (2,117) (9) - (3,794)
Depreciation charge - (166) (252) - - (418)
Impairment - (3) - - - (3)
Disposals - 73 79 - - 152
Exchange and other

movements
- (28) (32) - - (60)
As at 31 December 2018 - (1,792) (2,322) (9) - (4,123)
Net book value

9 1,892 634 - - 2,535

Note
a

Right of use

(ROU) asset

balances relate

to property

leases under IFRS 16, which Barclays

adopted on 1 January 2019.

Refer

to Note 21 for further

details.

Property

rentals of £22m (2018:

£19m) have

been included in other income.

The fair value of investment property

is determined by reference

to current market prices for similar properties, adjusted as necessary for condition and location, or by reference

to recent transactions updated to reflect current economic

conditions. Discounted cash flow techniques may be
employe

d

to calculate fair value where there have been no

recent transactions, using current external market inputs such as market rents and interest rates. Valuations are

carried out by management

with the support of appropriately qualified independent valuers. Refer to Note 17 for
further details.

Notes

to the financial

statements
Assets

at amortised

cost and

other

investments

Barclays PLC

2019 Annual Report on Form 20-F

21 Leases
Accounting for leases under IFRS 16 effective from 1 January 2019
IFRS 16 applies to all leases with the exception of licenses of intellectual property,

rights held by licensing agreement within the scope of IAS 38
Intangible Assets,

service concession arrangements, leases of biological assets within the scope of IAS 41
Agriculture

and leases of minerals, oil,
natural gas and similar non

-regenerative

resources. IFRS 16 includes an accounting policy choice for

a lessee

to elect not to apply IFRS 16 to
remaining assets within the scope of IAS 38

Intangible Assets

which the Group

has decided to apply.

When the Group is the lessee, it is required

to recognise both:
◾

A lease liability,

measured at the present value of remaining cash flows on the lease, and

◾

A right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any

lease payments made prior

to
commencement

date, initial

direct costs, and estimated costs of restoring the underlying asset to the

condition required

by the lease,

less any
lease incentives received.

Subsequently the lease liability will increase for the accrual of interest,

resulting in a constant rate of return

throughout the life of the lease, and
reduce when

payments are made. The right of use asset will amortise to the income statement over the life of the lease. The lease liability is remeasured

when there is a change in one of the following:
◾

Future lease payments arising

from a change in an index or rate;
◾

The Group’s

estimate of the amount expected to be payable under

a residual value guarantee; or
◾

The Group’s

assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured,

a corresponding

adjustment is

made to the carrying amount of the ROU asset, or is recorded in the income
statement if the carrying

amount of the ROU asset has been reduced

to nil.

On the balance sheet, the ROU assets are included

within property,

plant and equipment and the lease liabilities are included within other liabilities.

The Group

applies the recognition exemption in IFRS 16 for

leases

with a term not exceeding

12 mo

nths. For these leases

the lease payments are
recognised as an expense on a straight line basis over

the lease term unless another systematic basis is more appropriate.

When the Group is the lessor,

the lease must be classified as either a finance lease or an operating lease. A finance lease is a lease which confers
substantially all the risks and rewards

of the leased

assets on the lessee. An operating

lease is

a lease where substantially all of the risks and
rewards of the leased asset remain

with the lessor.

When the lease is deemed a finance lease, the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised representing

the minimum lease

payments

receivable under

the terms of the

lease, discounted at the rate of interest implicit in the lease.

When the lease is deemed an operating

lease,

the lease income is recognised

on a straight-line basis over the period of the lease unless another systematic basis is more appropriate.

The Group

holds the leased

assets on-balance sheet within proper

ty, plant and equipment.

Accounting for finance leases under IAS 17 for 2018

and 2017
Under IAS 17,

a finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Where the Group is
the lessor,

the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised represent

ing the minimum lease
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

constant periodic

rate of
return

.

Accounting for operating leases under IAS

17 for 2018 and 2017
An operating

lease under IAS 17 is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the
Group

is the

lessor, lease

income is recognised on a straight-line basis over

the period of the lease unless another systematic basis is more appropriate. The Group

holds the leased

assets on-balance sheet within property,

plant and equipment.

Where the Group

is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term
unless another systematic basis is more

appropriate.

As a Lessor
Finance lease receivables are included

within loans and advances at amortised cost. The Group

specialises in the provision of leasing and other
asset finance facilities across a broad

range of asset types to business and individual customers
.

Notes

to the financial

statements
Assets

at amortised

cost and

other

investments

Barclays PLC

2019 Annual Report on Form 20-F

The following table sets out a maturity analysis of lease receivables,

showing the lease payments to be received

after the reporting date.

2019 2018
Gross
investment in
finance lease
receivables
Future
finance
income
Present value
of minimum
lease
payments
receivable
Unguarantee
d residual
values
Gross
investment

in
finance

lease
receivables
Future

finance
income
Present value
of minimum
lease
payments
receivable
Unguaranteed
residual

values
£m £m £m £m £m £m £m £m
Not more than one year 1,403 (115) 1,288 77 1,333 (110) 1,223 86
One to two year 909 (76) 833 53 827 (69) 758 53
Two to three year 593 (49) 544 45 599 (49) 550 55
Three to four year 354 (28) 326 43 401 (38) 363 20
Four to five year 123 (8) 115 19 185 (15) 170 20
Over five years 115 (17) 98 22 381 (44) 337 22
Total 3,497 (293) 3,204 259 3,726 (325) 3,401 256

The Group

does not have any material operating leases as a lessor.

The impairment allowance for

finance lease receivables amounted to £55m (2018:

£87m).

Finance lease income
Finance lease income is included within interest income. The following table shows amounts recognised in the income statement during the year.

2019
£m
Finance income from net investment in lease 141
Profit on sales 6

As a Lessee

The Group

leases

various offices,

branches and other

premises under non

-cancellable

lease arrangements to meet its

operational business
requirements. In some instances, Barclays will sublease property to third parties when it is no longer needed

to meet business

requirements.
Currently, Barclays

does not have any material subleasing

arrangements.

ROU asset balances relate to property

leases

only. Refer to

Note 20 for a breakdown

of the carrying amount of ROU assets.

The total expenses recognised

during the year for

short term leases

were £14

m. The portfolio of short term leases

to which Barclays is exposed

at
the end of the year is not dissimilar to the expenses recognised in the year.

Lease liabilities
2019
£m
As at 31 December 2018 -
Effect of changes in accounting policies (see Note 1) 1,696
As at 1 January 2019 1,696
Interest expense 76
New leases 94
Disposals (19)
Cash payments (289)
Exchange and other

movements
5
As at 31 December 2019 (see Note 23)

1,563

Notes

to the financial

statements
Assets

at amortised

cost and

other

investments

Barclays PLC

2019 Annual Report on Form 20-F

The below table sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments to be paid after the reporting date.

Undiscounted

lease liabilities maturity analysis
2019
£m
Not more than one year 296
One to two years 252
Two to three years

208
Three to four years 186
Four to five years 165
Five to ten years 565
Greater than ten years 310
Total undiscounted lease liabilities

as at

31 December 2019
1,982

In addition to the cash flows identified above,

Barclays is exposed to:

◾

Variable lease payments: This variability

will typically arise from either inflation index instruments or market based pricing adjustments. Currently,
Barclays has 939

leases out of the total 1,467 leases which have variable lease payment terms based on market based pricing adjustments. Of the
gross cash flows identified above, £1

,526

m

is attributable

to leases with some degree

of variability predominately linked to market based pricing
adjustments.
◾

Extension and termination options: The table above represents Barclays best estimate of future cash out flows for

leases, including assumptions
regarding

the exercising of contractual extension and termination options. The above gross cash flows have been reduced by £474m

for leases
where Barclays is highly expected

to exercise an early termination option. However,

there is no significant impact where Barclays is expected to exercise an extension option.

The Group

currently does not have

any significant sale and lease back transactions. The Group does not have any restrictions or covenants
imposed by the lessor on its property

leases

which restrict its businesses.

Operating lease commitments under

IAS 17 in 2018
In 2018,

operating lease rentals of £329m

were included in administration and general

expenses.

The prior year

comparative table for future

minimum lease payments by the Group under

non-cancellable operating leases are as

follows:

2018
Property
£m
Not more than one year 302
Over one year but not more

than five years
786
Over five years 1,257
Total 2,345

Notes

to the financial

statements
Assets

at amortised

cost and

other

investments

Barclays PLC

2019 Annual Report on Form 20-F

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

Goodwill is reviewed annually for

impairment, or more

frequently when there

are indications that

impairment may have occurred.

The test

involves
comparing

the carrying value of the cash generating unit (CGU) including goodwill with the

present value of the pre-tax cash flows, discounted at a
rate of interest that reflects the inherent

risks, of the CGU to which the goodwill relates, or the CGU’s fair value if this is higher.

Intangible assets
Intangible assets other than goodwill are

accounted for

in accordance with IAS 38
Intangible Assets .

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
Goodwill

Internally generated

software
a
Other software
Customer lists
Licences and other
Not amortised
12 months to 6 years
12

months to 6 years
12 months to 25 years
12 months to 25 years

Intangible assets are reviewed

for impairment when

there are indications that impairment may have occurred.

Note
a

Exceptions

to the above rate relate

to useful

lives of certain

core banking platforms that are

assessed

individually and, if appropriate,

amortised over longer periods

ranging from
10 to 15 years.

Notes

to the financial

statements
Assets

at amortised

cost and

other

investments

Barclays PLC

2019 Annual Report on Form 20-F

Intangible assets
Goodwill
Internally

generated

software
Other

software
Customer

lists
Licences

and other Total
£m £m £m £m £m £m
2019
Cost

As at 1 January 2019 4,768 5,835 389 1,630 558 13,180
Additions and disposals - 857 120 (124) (39) 814
Exchange and other

movements
(8) (49) (4) (41) (30) (132)
As at 31 December 2019 4,760 6,643 505 1,465 489 13,862
Accumulated amortisation and impairment
As at 1 January 2019 (861) (2,362) (254) (1,359) (371) (5,207)
Disposals - 67 25 124 37 253
Amortisation charge - (716) (52) (49) (37) (854)
Impairment charge - (17) (2) - - (19)
Exchange and other

movements
- 39 4 34 7 84
As at 31 December 2019 (861) (2,989) (279) (1,250) (364) (5,743)
Net book value 3,899 3,654 226 215 125 8,119
2018
Cost

As at 1 January 2018 4,759 5,501 427 1,547 519 12,753
Additions and disposals - 280 (34) - 12 258
Exchange and other

movements
9 54 (4) 83 27 169
As at 31 December 2018 4,768 5,835 389 1,630 558 13,180
Accumulated amortisation and impairment
As at 1 January 2018 (860) (2,195) (313) (1,209) (327) (4,904)
Disposals - 530 101 - 13 644
Amortisation charge - (669) (50) (81) (34) (834)
Impairment charge - (6) - - - (6)
Exchange and other

movements
(1) (22) 8 (69) (23) (107)
As at 31 December 2018 (861) (2,362) (254) (1,359) (371) (5,207)
Net book value 3,907 3,473 135 271 187 7,973

Goodwill
Goodwill is allocated to business operations according

to business

segments as follows:

2019 2018
£m £m
Barclays UK 3,526 3,526
Barclays International 329 334
Head Office 44 47
Total net book value of goodwill 3,899 3,907

Notes

to the financial

statements
Assets

at amortised

cost and

other

investments

Barclays PLC

2019 Annual Report on Form 20-F

Goodwill
Testing goodwill for impairment

involves a

significant amount of judgement.

This includes the

identification of independent CGUs and the allocation
of goodwill to these units based on which units are expected to benefit from the acquisition. Cash flow projections take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change.

The estimation of

pre-
tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable

cash flows.

Goodwill

within Personal Banking was £2,718

m

(2018:

£2,718m)

,

of which £2,501m

(2018:

£2,501m) was attributable to Woolwich,

and within
Business Banking was £629

m

(2018:

£629m), fully attributable to Woolwich.

The carrying value of the CGUs have been determined

by using net
asset values. The recoverable

amounts of the CGUs,

calculated as value in use, have been determined

using cash flow predictions based on
financial budgets approved

by management, covering

a five-year period, with a terminal growth rate of 1.5% (2018: 0.0% to 3.5%)

applied
thereafter. The forecasted cash flows have been d

iscounted using a pre-tax rate

range of 11.0% to 13

.3%

(2018: 11.1%

to 13.7%). Based on these
assumptions, the total

recoverable

amount exceeded the carrying amount

including goodwill by £4,551m

(2018: £7,762m).

A one percentage point
change in the discount rate or terminal growth rate would increase or decrease the recoverable amount by £1,45

8m

(2018: £1,501m)

and £968m
(2018:

£980m) respectively. A reduction in the forecasted cash flows of

15%

per annum (2018: 10%) would reduce the recoverable amount by
£2,534

m

(2018:

£1,828m). Other goodwill of £552m

(2018: £560m) was allocated to

multiple CGUs which are not considered

individually
significant.

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

Notes

to the financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays PLC

2019 Annual Report on Form 20-F

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

on the balance sheet.

23 Other liabilities

2019 2018
£m £m
Accruals and deferred

income
a
3,472 3,877
Other creditors 3,257 3,540
Items in the course of collection due to other banks 213 277
Obligations under finance lease - 22
Lease liabilities
b

(refer to Note 21)
1,563 -
Other liabilities 8,505 7,716

Notes

a

Upon adoption

of IFRS 16 on 1 January

2019, £40m of rent

free adjustments

which were

previously recorded within

accruals and

deferred income were transferred

to right of use
asset impairment

allowance. Please see Note 1 for further

detail.

b

Lease liabilities

represents

the minimum lease

payments under the lease

,

discounted at the rate

of interest implicit in

the lease.

24 Provisions
Accounting for provisions
The Group

applies IAS 37
Provisions, Contingent Liabilities and Contingent Assets
in accounting for non

-financial liabilities.

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

Management continues to monitor
matters as they develop to re

-evaluate on an ongoing

basis whether provisions should be recognised,

however there can remain

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

below for information

on payment protection

redress and Note 26 for
more detail of legal, competition and regulatory

matters.

Undrawn
contractually
committed
facilities and
guarantees
a
Customer redress
Legal,
competition
and
regulatory
matters
Onerous
contracts
Redundancy
and
restructuring
Payment
Protection
Insurance
Other
customer
redress
Sundry
provisions Total
£m £m £m £m £m £m £m £m
As at 31 December 2018 139 169 271 888 444 414 327 2,652
Effects of changes in accounting

policies
b
(64) - - - - - - (64)
As at 1 January 2019 75 169 271 888 444 414 327 2,588
Additions 29 178 391 1,425 219 287 121 2,650
Amounts utilised (48) (137) - (1,158) (211) (303) (86) (1,943)
Unused amounts reversed (14) (58) (334) - (38) (17) (38) (499)
Exchange and other

movements
- (9) (6) - 6 (5) (18) (32)
As at 31 December 2019 42 143 322 1,155 420 376 306 2,764

Notes
a

Undrawn

contractually

committed

facilities

and guarantees provisions

are accounted for under

IFRS 9.
b

Upon adoption

of IFRS 16 on 1 January

2019, £64m of onerous

lease provisions

were transferred

to right of use asset impairment

allowance. Please see page

216 in note 1 for

Notes

to the financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays PLC

2019 Annual Report on Form 20-F

further

detail.

Provisions expected to be recovered

or settled within no more than 12 months after 31

December 2019

were £2,457

m

(2018:

£2,144m).

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

Customer redress

Customer redress provisions comprise

the estimated

cost of making redress payments to customers, clients and counterparties for losses

or
damages associated with inappropriate

judgement in the execution of Barclays Group

’s

business activities.

Provisions for other

customer redress
include smaller provisions across the retail and corporate

businesses

which are expected to be utilised in the next 12

-24 months.

Legal, competition and regulatory matters

The Barclays Group

is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For
further information

in relation to legal proceedings and

discussion of the

associated uncertainties, refer to Note 26.

Sundry provisions

This category includes provisions

that do not fit

into any of the other categories, such as fraud losses and dilapidation provisions.

Payment Protection Insurance (PPI) Redress
As at 31 December

2019,

Barclays had recognised

cumulative provisions totalling

£11bn

(December 2018:

£9.6bn), against the cost

of PPI redress
and associated processing costs, of which £1.4bn

was recognised in Q319.

Utilisation of the

cumulative provisions to

date is £9.8bn (December
2018:

£8.7bn), leaving a residual provision

of £1.2bn

(December 2018:

£0.9bn). This represents Barclays best estimate

as at 31 December

2019
based on the information available.

The current provision

reflects the

estimated cost of PPI redress attributable to claims

and information requests from

customers, Claims
Management Companies and the Official Receiver

in relation to bankrupt

individuals, prior to the Financial

Conduct Authority

(FCA) complaint
deadline of 29th August 2019

.

Q3 2019

saw an exceptional level of claims, enquiries and information requests received in advance of the complaint deadline of 29 August 2019.

Of the greater than two million items outstanding at Q3 2019,

materially all have now been processed into Barclays’ systems, 52%

of which has
been resolved including

invalid items.

The residual provision has been calculated by

applying a number

of assumptions to

the population of claims and information requests.

Based on
resolution of

complaints during

Q4 2019,

the observed outcomes support the aggregate provision amount.

The following table outlines the key assumptions used in the provision calculation as at 31 December

2019,

excluding enquiries from the Official
Receiver, and

a sensitivity analysis illustrating the impact on the provision,

if assumptions prove too high

or too low.

Assumptions
◾

Validity of claims and information

requests received (%)

- the proportion

of claims

and information requests received

prior to the FCA
complaint deadline that are expected to be valid when

all processing stages are completed
◾

Average uphold

rate per

claim (%)

- the expected average uphold

rate applied to valid claims where PPI policy/policies exist
◾

Average claim redress

- the expected average payment

to customers for upheld valid claims based on the type and age of the policy/policies (£)

Notes

to the financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays PLC

2019 Annual Report on Form 20-F

Validity assumptions
Historically observed
valid
Current assumption
valid
Sensitivity volume
+/- 1% valid rate
Sensitivity

£m
Claims received
a
20% - 40% 25%
e
3k

1% = £8m
Information

requests received
b
5% - 11% 7%
e
32k 1% = £76m
Average

uphold rate per

claim
c
88% 86%
f
-
1%

= £8m
Average

uphold rate per

valid claim
d
£2,231 £2,314 -
£100

= £31m

Notes
a

Total valid

claims received,

excluding

those for which no PPI policy exists,

information requests received,

enquiries from the Official

Receiver in relation to bankrupt

individuals and
responses

to proactive mailing.

The sensitivity

analysis has

been calculated to show the impact

of a 1% increase or decrease

in the volume of unresolved

valid claims would

have
on

the provision

level, inclusive

of operational processing

costs.
b

Total valid

information

requests

received,

excluding those for which

no PPI policy exists, enquiries

from the Official Receiver

in relation to bankrupt individuals

and responses to
proactive

mailing. The

sensitivity

analysis has been calculated

to show the impact

a 1% increase or decrease

in the volume of valid information

requests

would have on the
provision

level, inclusive

of operational processing

costs.
c

Average uphold

rate per

claim, excluding those

for which

no PPI

policy exists,

enquiries

from the Official Receiver

in relation to bankrupt

individuals and responses

to proactive
mailing. The

sensitivity

analysis has been calculated

to show the impact a 1% change in

the average uphold

rate per

claim would have on the

provision level.

d

Average redress

stated

on a per policy basis

for valid claims received

by Barclays excluding

enquiries from the

Official Receiver in

relation to bankrupt

individuals and responses

to
proactive

mailing. The

sensitivity

analysis has been calculated

to show the impact

a £100 increase or decrease

in the average redress

per claim would

have on the provision level.
e

Based

on recently

observed data,

August to December 2019.
f

Based

on annual

observed rate to September

2019. No material change observed to

December 2019.

These assumptions remain subjective due to the uncertainty associated with the outstanding population of claims and information requests yet to
be resolved.

It is possible that the eventual cumulative provision

may differ from

the current estimate.

The estimate related to enquiries received from

the Official Receiver is subject to additional uncertainty and sensitivity as the legal position; uphold rates and average

claim redress may differ from those experienced

more generally,

given the particular circumstances of this population. The range of uncertainty is not material in the context of the total provision.

25 Contingent liabilities

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

2019 2018
£m £m
Guarantees and letters of credit

pledged as collateral security
17,606 15,805
Performance

guarantees, acceptances and endorsements
6,921 4,498
Total contingent liabilities 24,527 20,303
Of which: Financial guarantees carried

at fair value
43 4
Documentary credits and other

short-term trade related transactions
1,291 1,741
Standby facilities, credit lines and other commitments 333,164 322,482
Total commitments 334,455 324,223
Of which: Loan commitments carried

at fair value
17,679 11,723

Provisions held against contingent

liabilities and commitments equal £322m (2018:

£271m).

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 26.

Notes

to the financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays PLC

2019 Annual Report on Form 20-F

26 Legal, competition and regulatory matters

Members of the Group

face legal, competition and regulatory

challenges, many of which are beyond

our control. The extent

of the impact of these
matters cannot always

be predicted but may materially impact our

operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending

on the relevant facts and circumstances.

The recognition

of provisions in relation to such matters involves critical accounting estimates and judgments in accordance

with the relevant
accounting policies as described in Note 24,

Provisions. We

have not disclosed an estimate of the potential financial impact or effect on the

Group
of contingent liabilities where it is not currently

practicable to do so. Various matters

detailed in this note seek damages of an unspecified amount.
While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure

in
respect of those matters.

Matters are ordered

under headings corresponding to the financial statements in which they are disclosed.

1.

Barclays PLC and Barclays Bank PLC

Investigations into certain advisory

services agreements and other matters and

civil action

FCA proceedings
In 2008,

Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements

(the Agreements). The Financial Conduct
Authority (FCA), is conducting

an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in

June and
November

2008

(the Capital

Raisings) and therefore should have

been disclosed in the announcements or public documents relating to the Capital
Raisings. In 2013,

the FCA issued

warning

notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of
certain disclosure-related listing rules, and that Barclays PLC was also in breach

of Listing

Principle 3. The financial penalty provided

in the Notices
is £50m. Barclays PLC and Barclays Bank

PLC continue

to contest the findings. The FCA action has been stayed due to the UK Serious Fraud

Office
(SFO) proceedings

pending against certain former

Barclays executives.

All charges brought

by the SFO against Barclays PLC and Barclays Bank PLC
in relation to the Agreements

were dismissed in 2018.

Civil action
PCP Capital Partners LLP and PCP International Finance Limited (PCP) are seeking damages of approximately £1.6bn from Barclays Bank PLC for
fraudulent misrepresentation and

deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which
securities were to be issued to potential investors, allegedly including PCP,

in the November 2008

capital raising.

Barclays Bank PLC is defending

the
claim and trial is scheduled to commence

in June 2020.

Investigation into historic

hiring

practices

In 2019,

Barclays PLC reached

a settlement of $6.4m with the US Securities and Exchanges Commission (SEC) in relation to certain of its hiring
practices in Asia, resolving this matter.

Investigations into LIBOR and other benchmarks and related civil actions
Regulators and law enforcement

agencies, including certain competition authorities, from a number of governments have been conducting
investigations relating to Barclays Bank

PLC’s involvement in allegedly manipulating

certain financial benchmarks, such as LIBOR. The SFO has
closed its investigation with no action to be taken against the

Group.

Various

individuals and corporates in a range of jurisdictions have threatened or brought

civil actions

against the Group and

other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks. Certain actions remain pending.

USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been

filed in various US jurisdictions, have been consolidated for pre

-trial purposes in the US
District Court in the Southern District of New York

(SDNY). The complaints are substantially similar and allege, among other things, that

Barclays
PLC, Barclays Bank PLC,

Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the

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

in actual damages and additional

punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under

the Antitrust Act and RICO. Barclays has previously settled certain claims. Two of the class
action settlements where Barclays

has paid $20m

and $7.1m,

respectively, remain subject to final court approval

and/or the right of class members
to opt out of the settlement to file their own

claims.

Sterling LIBOR civil actions
In 2016,

two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other
things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were

consolidated. The defendants’
motion to dismiss the claims was granted in December

2018.

The plaintiffs

have appealed the dismissal.

Japanese Yen

LIBOR civil actions

In 2012,

a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese

Yen LIBOR panel banks by

a lead plaintiff
involved in exchange

-traded derivatives and members of the Japanese Bankers

Association’s

Euroyen

Tokyo

Interbank

Offered Rate (Euroyen
TIBOR) panel. The complaint alleges, among other

things, manipulation of the Euroyen TIBOR and Yen

LIBOR rates and breaches of the CEA and
the Antitrust Act. In 2014,

the court dismissed the

plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending.

In 2015,

a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays
Bank PLC and BCI. In 2017,

this action was dismissed in full and the plaintiffs have appealed the dismissal.

Notes

to the financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays PLC

2019 Annual Report on Form 20-F

SIBOR/SOR civil action
In 2016,

a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of
the Singapore Interbank

Offered Rate (SIBOR) and Singapore

Swap Offer Rate (SOR). In October 2018,

the court dismissed all claims

against
Barclays PLC, Barclays

Bank PLC and BCI. The plaintiffs have appealed the

dismissal.

ICE LIBOR civil

actions
In 2019,

several putative class actions have been filed in the SDNY against Barclays PLC, Barclays

Bank PLC, BCI, other financial institution
defendants and Intercontinental Exchange

Inc. and certain of its

affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through

defendants’ submissions to

ICE. These actions have been consolidated. The defendants ha ve filed a motion to dismiss.

Non-US benchmarks

civil actions

Legal proceedings (which

include the claims

referred

to below in ‘Local authority civil actions concerning

LIBOR’) have been brought or threatened
against Barclays Bank PLC (and, in

certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and
other benchmarks. Proceedings

have also been brought in a number

of other jurisdictions

in Europe and Israel. Additional proceedings

in other
jurisdictions may be brought

in the future.

Foreign Exchange investigations and related civil actions

In 2015,

the Group reached

settlements

totalling approximately $2.38bn

with various US federal and state

authorities and the FCA in relation to
investigations into certain sales and trading

practices in the Foreign Exchange

market. Under the related plea agreement with the US Department of
Justice (DoJ),

which received final court approval

in January 2017,

the Group agreed to a term of probation

of three years. The Group also continues
to provide relevant

information to certain authorities.

The European

Commission is

one of a number

of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European

Commission announced

two settlements

in May 2019

and the Group

paid penalties totalling

approximately €210m.

In June
2019,

the Swiss Competition Commission announced

two settlements

and the Group

paid penalties totalling approximately CHF 27m. The financial impact of the ongoing

matters is not expected to be material to the Group’s operating results, cash

flows or financial position.

A number

of individuals and corporates in a range of jurisdictions have also threatened or brought civil actions against the

Group

and other banks
in relation to alleged manipulation of Foreign

Exchange markets, and may do so in the future. Certain

actions remain pending.

FX opt out

civil action

In 2018,

Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign

Exchange markets
(Consolidated FX Action), for a total amount of $384m.

Also in 2018,

a group

of plaintiffs

who opted out of the Consolidated FX Action filed a
complaint in the SDNY against Barclays PLC, Barclays

Bank PLC, BCI and other

defendants.

Retail basis

civil action

In 2015,

a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class

of
individuals who exchanged

currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered

by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis

Claims against the Group
and all other defendants. The plaintiffs have

filed an amended complaint.

State law FX civil action
In 2017,

the SDNY dismissed consolidated putative

class actions brought

under federal and various state laws on behalf of proposed

classes

of (i)
stockholders of Exchange Traded

Funds and others who purportedly were

indirect investors in FX instruments, and (ii)

investors who traded FX
instruments through

FX dealers or brokers not alleged to have manipulated Foreign

Exchange Rates. The plaintiffs’

amended complaint as to their
state law claims is pending.

Non-US FX civil actions
In addition to the actions described above, legal proceedings have been brought

or are threatened against Barclays PLC, Barclays Bank PLC, BCI and
Barclays Execution Services Limited (BX)

in connection with alleged manipulation of Foreign

Exchange in the UK, a number of other jurisdictions in
Europe, Israel and Australia and additional proceedings

may be brought in the future.

Metals investigations and related civil actions

Barclays Bank PLC

previously provided

information to the DoJ, the US Commodity Futures Trading

Commission and other authorities

in connection
with investigations into metals and metals-based financial instruments.

A number

of US civil

complaints, each on behalf of a proposed

class

of plaintiffs, have been consolidated and transferred

to the SDNY. The
complaints allege that Barclays Bank PLC

and other members

of The London Gold

Market Fixing Ltd. manipulated the

prices of gold and gold
derivative contracts in violation of US antitrust and other

federal laws. This consolidated putative class action remains pending.

A separate US civil
complaint by a proposed

class

of plaintiffs against a number

of banks, including Barclays Bank PLC, BCI and BX (formerly,

Barclays Capital Services
Limited), alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has
been dismissed as against the Barclays entities. The plaintiffs have the option to

seek the court’s permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC,

Barclays Bank PLC, Barclays

Capital Canada Inc. and BCI on behalf of
proposed

classes

of plaintiffs

alleging manipulation of gold and silver prices.

Notes

to the financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays PLC

2019 Annual Report on Form 20-F

US residential

mortgage related civil actions

There are various pending

civil actions

relating to US Residential Mortgage

-Backed Securities (RMBS), including four actions arising from unresolved

repurchase

requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties
(R&Ws) made by Barclays

Bank PLC and/or a subsidiary acquired

in 2007

(the Acquired

Subsidiary). The unresolved repurchase requests received
as at 31 Dece

mber 2019

had an original unpaid principal balance of approximately $2.1bn.

The Trustees have also alleged that the relevant R&Ws
may have been breached

with respect to a

greater (but unspecified)

amount of loans than previously stated in the unresolved

repurchase

requests.

These repurchase actions are ongoing.

In one repurchase action, the New York

Court of Appeals held that claims related to certain R&Ws are time-
barred.

Barclays Bank PLC has reached a settlement to resolve two of the repurchase

actions,

which is subject to final court approval.

The financial
impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position. The remaining two repurchase

actions are pending.

Government and agency securities civil

actions and related matters
Certain governmental

authorities are conducting investigations into activities relating to the trading of certain government and agency securities in
various markets. The Group

provided

information in cooperation

with such investigations.

Civil actions have also been filed on the basis of similar
allegations, as described below.

Treasury

auction

securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the
Antitrust Act and state common

law allege that

the defendants (i) conspired

to manipulate the US Treasury securities market and/

or (ii) conspired
to prevent the creation of certain platforms by

boycotting

or threatening to boycott

such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury

securities market in violation of the Antitrust Act, the CEA and state common law.

Supranational,

Sovereign and

Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal

Court of Canada in Toronto

against Barclays Bank PLC, BCI,

BX (formerly,

Barclays
Services Limited), Barclays Capital Securities

Limited and, with respect to the civil action filed in Canada only, Barclays Capital

Canada, Inc. and
other financial institutions alleging that the defendants conspired to fix prices

and restrain

competition in the market for US dollar-

denominated
Supranational, Sovereign

and Agency bonds.

In one of the actions filed in the SDNY, the court

granted the defendants’ motion to dismiss the plaintiffs’ complaint with respect to Barclays Bank
PLC and certain Group

entities. Defendants have filed a motion to dismiss those plaintiffs’ remaining claims against BCI.

The remaining action filed
in the SDNY is stayed.

Variable

Rate Demand Obligations

civil actions
Civil actions have been filed against Barclays

Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to
artificially inflate interest rates set for Variable

Rate Demand Obligations (VRDOs). VRDOs are municipal bonds

with interest rates that reset on a
periodic basis, most commonly weekly.

Two actions in state court

have been filed by private plaintiffs on behalf of the states of Illinois and
California. Two

putative class action complaints, which have been consolidated, have been filed in the SDNY.

Government

bond civil

actions
In a putative class action filed in the SDNY in 2019,

plaintiffs alleged that BCI and certain other bond dealers conspired to fix the

prices of US
government

sponsored

entity bonds in violation of US

antitrust law. BCI has agreed a settlement of $87m,

subject to court approval.

In 2019,

the
Louisiana Attorney

General and the City of Baton Rouge each filed a complaint against Barclays Bank PLC and other financial institutions making
similar allegations as the class action plaintiffs.

In 2018,

a separate putative class action against various financial institutions including Barclays PLC, Barclays

Bank PLC, BCI, Barclays Bank Mexico,
S.A., and certain other subsidiaries of the Group

was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy

to fix the

prices of Mexican Government

bonds. Barclays PLC has settled the claim, subject to court approval.

The financial
impact of the settlement is not material to the Group’s

operating results, cash flows or financial position.

BDC Finance L.L.C.

In 2008,

BDC Finance L.L.C. (BDC) filed

a complaint in the NY Supreme

Court, demanding

damages of $298m, alleging that Barclays Bank PLC had
breached

a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement

(collectively, the Agreement).
Following a trial on certain liability issues, the court ruled in December 2018

that Barclays Bank PLC was not a

defaulting party,

which was affirmed
on appeal.

In 2011,

BDC’s

investment advisor,

BDCM Fund Adviser, L.L.C. and its parent

company,

Black Diamond Capital Holdings, L.L.C. also sued Barclays
Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from

Barclays Bank PLC’s conduct

relating to the
Agreement, asserting claims for violation of the Connecticut Unfair Trade

Practices Act and tortious interference with business and prospective business relations. This case is currently

stayed.

Civil actions in respect of the US Anti-Terrorism

Act

There are a number

of civil actions, on behalf of

more than 4,000

plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York

(EDNY) and SDNY against Barclays Bank PLC and a number

of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged

in a conspiracy to facilitate

US dollar

-denominated transactions for the Government

of Iran and various Iranian banks,

Notes

to the financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays PLC

2019 Annual Report on Form 20-F

which in turn funded acts of terrorism that injured

or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain,
suffering and mental anguish under

the provisions of the US Anti-Terrorism

Act, which allow for the trebling of any proven

damages.

The court granted

the defendants’ motion to dismiss

one action in the EDNY,

and plaintiffs have filed a notice of appeal. The defendants have
moved to dismiss two other

EDNY actions. The court also granted the defendants’ motion to dismiss another action in the SDNY, but the plaintiffs have moved

to file an amended complaint. The remaining actions are stayed pending decisions in these cases.

Interest rate swap and credit default swap US civil

actions

Barclays PLC, Barclays

Bank PLC and BCI, together

with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016.

The complaints allege the defendants
conspired to prevent

the development of exchanges for

IRS and demand un

specified money damages.

In 2018,

trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017,

Tera Group

Inc. filed a separate

civil
antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit
Default Swaps market. In November

2018

and July 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

Portuguese Competition Authority investigation
The Portuguese

Competition Authority found

that a

subsidiary of Barclays Bank PLC and other banks violated competition law by exchanging
information about retail credit products

relating to mortgages, consumer lending

and lending to small and

medium enterprises. The Group

applied
for immunity and received

no fine.

2.

Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

Investigation into collections

and recoveries relating to unsecured lending

Since February

2018,

the FCA has

been investigating whether the Group

implemented effective systems and controls with respect to collections and recoveries

and whether it paid due consideration to the interests of customers in default and arrears.

The FCA investigation is at an advanced
stage.

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

£128m

to Barclays Bank UK
PLC and £53m

to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal

(Tax Chamber).

Local authority civil

actions concerning

LIBOR

Following settlement by

Barclays Bank PLC

of various governmental

investigations concerning certain benchmark

interest rate submissions

referred
to above in ‘Investigations into

LIBOR and other benchmarks

and related civil actions’, in the UK, certain local authorities have brought claims
against Barclays Bank PLC (and, in

certain cases, Barclays Bank UK PLC) asserting that they entered into loans in reliance on misrepresentations
made by Barclays Bank PLC in

respect of its conduct in relation to LIBOR. Barclays

has applied to strike out the claims.

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

by
regulators, governmental

and other public bodies in connection

with (but not limited

to) consumer protection measures, compl

iance with
legislation and regulation, wholesale trading

activity and other areas of banking and business activities in which the Group is or has

been engaged.
The Group

is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and
others described in this note on an ongoing

basis.

At the present time, Barclays PLC

does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the
Group’s

financial position. However,

in light of the uncertainties involved in such matters and the matters specifically described in this note, there
can be no assurance that the outcome of a particular matter

or matters (including formerly

active matters

or those matters arising after the

date of
this note) will not be material to Barclays PLC’s results, operations or cash flow for a particular period, depending

on, among other things, the
amount of the loss resulting from

the matter(s) and the amount of profit otherwise reported

for the reporting

period.

Notes

to the financial

statements
Capital

instruments,

equity

and

reserves

Barclays PLC

2019 Annual Report on Form 20-F

The notes included in this section focus on the Group

’s loan capital

and shareholders’ equity including

issued share capital, retained earnings, other
equity balances and interests of minority shareholders

in our subsidiary entities (non-controlling

interests).

For more

information on capital
management and how

the Group maintains sufficient capital to meet our regulatory requirements refer to pages 104

to 105

.

27 Subordinated

liabilities
Accounting for subordinated

liabilities
Subordinated

liabilities

are measured

at amortised cost using the effective interest method under

IFRS 9.

2019 2018
£m £m
As at 1 January 20,559 23,826
Issuances 1,352 221
Redemptions (3,248) (3,246)
Other (507) (242)
As at 31 December 18,156 20,559

Issuances of £1,352m

comprises $1,500m

5.088% Fixed-to-Floating Rate Subordinated

Notes (£1,194m)

and £158m USD Floating Rate Notes.

Redemption

s

of £3,24

8m

comprises £3,000m

14% Step-up Callable Perpetual Reserve Capital Instruments,

£33m 6.3688%

Step-up Callable
Perpetual Reserve

Capital Instruments, £158m

USD Floating Rate Notes,

£43

m

EUR Floating Rate Notes and £14m

JPY Floating Rate Loans.

Subordinated

liabilities

include accrued interest and compris

e

undated and dated subordinated

liabilities

as follows:

2019 2018
£m £m
Undated subordinated

liabilities
303 3,522
Dated subordinated liabilities 17,853 17,037
Total subordinated liabilities 18,156 20,559

None of the Group’s

subordinated

liabilities

are secured.

Undated subordinated liabilities
2019 2018
Initial call

date
£m £m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes 2032
16
16
6.86% Callable Perpetual Core

Tier One Notes (USD 179m)
2032
203
199
Reserve Capital Instruments (RCIs)
6.3688%

Step-up Callable Perpetual Reserve Capital Instruments
2019
-
34
14% Step-up Callable Perpetual

Reserve Capital Instruments
2019
-
3,189
5.3304%

Step-up Callable Perpetual Reserve Capital Instruments
2036
53
51
Undated Notes
Junior

Undated Floating Rate Notes (USD 38m)
Any interest payment

date
29
30
Total undated subordinated

liabilities
303
3,522

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

unsecured

unsubordinated creditors and
holders of dated subordinated

liabilities

in the following order:

Junior

Undated Floating Rate Notes; followed by TONs and RCIs ranking pari passu with each other.

Interest
The Junior

Undated Notes are floating rate notes where rates are fixed periodically in advance based on the related interbank rate.

Payment of interest
No payment of principal

or any interest may be made in relation to the TONs

and RCIs unless Barclays Bank PLC satisfies a specified solvency test.

Notes

to the financial

statements
Capital

instruments,

equity

and

reserves

Barclays PLC

2019 Annual Report on Form 20-F

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
exceptions, on any

of its ordinary shares or preference

shares and (ii) certain restrictions

on the redemption, purchase

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

Repayment
All undated subordinated

liabilities

are repayable

at the option of Barclays Bank PLC, generally in whole, at the initial call date and on any subsequent coupon

or interest payment date. In addition, each issue of undated subordinated liabilities is repayable, at the option of Barclays
Bank PLC in whole for

certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non

-payment
of principal or mandatory

interest. Any repayments require

the prior approval of the PRA.

Other
All issues of undated subordinated

liabilities

are non

-convertible.

Dated subordinated liabilities
2019 2018
Initial call

date
Maturity

date
£m £m
Barclays PLC issued
2.625% Fixed Rate Subordinated

Callable

Notes (EUR 1,250m)
2020 2025 1,072 1,130
2% Fixed Rate Subordinated

Callable

Notes (EUR 1,500m)
2023 2028 1,309 1,367
4.375%

Fixed Rate Subordinated Notes (USD 1,250m)

2024 995 982
3.75% Fixed Rate Resetting

Subordinated

Callable

Notes (SGD 200m)
2025 2030 116 116
5.20% Fixed Rate Subordinated

Notes (USD 2,050m)
2026 1,561 1,509
4.836% Fixed Rate Subordinated

Callable

Notes (USD 2,000m)
2027 2028 1,578 1,523
5.088%

Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,500m)
2029 2030 1,152 -
Barclays Bank PLC issued
Floating Rate Subordinated

Notes (EUR 50m)
2019 - 45
5.14%

Lower Tier 2 Notes (USD 1,094m)
2020 832 851
6% Fixed Rate Subordinated

Notes (EUR 1,500m)
2021 1,375 1,474
9.5% Subordinated

Bonds (ex-

Woolwich Plc)
2021 239 256
Subordinated

Floating Rate Notes (EUR 100m)
2021 85 89
10% Fixed Rate Subordinated

Notes

2021 2,157 2,194
10.179%

Fixed Rate Subordinated Notes (USD 1,521m)
2021 1,123 1,143
Subordinated

Floating Rate Notes (EUR 50m)
2022 43 45
6.625% Fixed Rate Subordinated

Notes (EUR 1,000m)
2022 957 1,032
7.625%

Contingent Capital Notes (USD 3,000m)
2022 2,284 2,272
Subordinated

Floating Rate Notes (EUR 50m)
2023 42 45
5.75% Fixed Rate Subordinated

Notes
2026 350 351
5.4% Reverse Dual

Currency

Subordinated

Loan (JPY 15,000m)
2027 105 107
6.33% Subordinated

Notes

2032 62 61
Subordinated

Floating Rate Notes (EUR 68m)
2040 58 61
External issuances by other subsidiaries
2021

-2024
358 384
Total dated subordinated liabilities 17,853 17,037

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

Notes

to the financial

statements
Capital

instruments,

equity

and

reserves

Barclays PLC

2019 Annual Report on Form 20-F

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

the interest

rates will be reset and fixed until maturity based

on a market rate. Interest on the 5.088%

Fixed-to-
Floating Rate Subordinated

Callable Notes are fixed until the call date. After the call date, in the event that they are not redeemed, the interest rate will reset periodically in advance based on U.S dollar London interbank rates.

Repayment
Those subordinated

liabilities with a call date are repayable at the option of the issuer, on conditions governing

the respective debt obligations,
some in whole or in part, and some only in whole. The remaining dated subordinated

liabilities

outstanding at 31

December 2019

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

for nil
consideration in the event the Barclays PLC

consolidated CRD IV CET1 ratio (FSA October 2012

transitional statement) falls below 7%.

28 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
Number of shares
Ordinary share
capital
Ordinary share
premium
Total share
capital and share
premium

Other
equity
instruments
m £m £m £m £m
As at 1 January 2019 17,133 4,283 28 4,311 9,632
Issued to staff under share incentive plans 76 19 82 101 -
Issuances relating to Scrip Dividend Programme 113 29 153 182 -
AT1 securities issuance - - - - 3,500
AT1 securities redemption - - - - (2,262)
Other movements - - - - 1
As at 31 December 2019 17,322 4,331 263 4,594 10,871
As at 1 January 2018 17,060 4,265 17,780 22,045 8,941
Issued to staff under share

incentive plans
30 7 44 51 -
Issuances relating to Scrip Dividend Programme 43 11 77 88 -
AT1 securities issuance - - - - 1,925
AT1 securities redemption - - - - (1,233)
Capital reorganisation - - (17,873) (17,873) -
Other movements - - - - (1)
As at 31 December 2018 17,133 4,283 28 4,311 9,632

Called up share capital
Called up share capital comprises 17,322m

(2018:

17,133m)

ordinary shares of 25p each.

Share repurchase
At the 2019

AGM on 2 May 2019,

Barclays PLC was authorised to repurchase

up to an aggregate of 1,714m

of its

ordinary

shares of 25p. The
authorisation is effective until the

AGM in 2020

or the close of business

on 30 June

2020

,

whichever is the earlier. No share repu

rchases were made
during

either 2019

or 2018.

Capital reorganisation

On 11 September

2018,

the High Court of Justice in

England and Wales confirmed

the cancellation of the

share premium

account of Barclays PLC,
with the balance of £17,873m

credited to retained earnings.

Notes

to the financial

statements
Capital

instruments,

equity

and

reserves

Barclays PLC

2019 Annual Report on Form 20-F

Other equity instruments
Other equity instruments of £10,871

m

(2018:

£9,632m)

include AT1 securities issued

by Barclays PLC.

The AT1 securities are perpetual

securities
with no fixed maturity and are structured

to qualify as AT1 instruments under prevailing

capital rules

applicable as at the relevant issue date.

In 2019,

there were three issuances of AT1 instruments, in the form of Fixed Rate Resetting

Perpetual Subordinated

Contingent Convertible
Securities (2018:

one issuance), totalling £3,500m (2018

:

£1,925m

). There were also three redemptions

in 2019

(2018: one redemption

), totalling
£2,262m

(2018:

£1,233m).

AT1 equity instruments
2019 2018
Initial call

date
£m £m
AT1 equity instruments - Barclays PLC
7.0% Perpetual

Subordinated

Contingent Convertible Securities
2019
-
695
6.625% Perpetual

Subordinated

Contingent Convertible Securities

(USD 1,211m)
2019
-
711
6.5% Perpetual Subordinated

Contingent Convertible Securities (EUR 1,077m)
2019
-
856
8.0% Perpetual Subordinated

Contingent Convertible Securities (EUR 1,000m)
2020
830
830
7.875%

Perpetual Subordinated

Contingent Convertible Securities
2022
995
995
7.875%

Perpetual Subordinated

Contingent Convertible Securities

(USD 1,500m)
2022
1,131
1,131
7.25%

Perpetual Subordinated

Contingent Convertible Securities
2023
1,245
1,245
7.75%

Perpetual Subordinated

Contingent Convertible Securities

(USD 2,500m)
2023
1,925
1,925
5.875%

Perpetual Subordinated

Contingent Convertible Securities
2024
1,244
1,244
8% Perpetual Subordinated

Contingent Convertible Securities (USD 2,000m)
2024
1,509
-
7.125%

Perpetual Subordinated

Contingent Convertible Securities
2025
996
-
6.375%

Perpetual Subordinated

Contingent Convertible Securities
2025
996
-
Total AT1 equity instruments 10,871
9,632

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
changes in the tax or regulatory

treatment of the securities. Any redem

ptions require the prior

consent of the

PRA.

All AT1

securities will be converted into ordinary

shares of Barclays PLC, at

a pre

-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.

Notes

to the financial

statements
Capital

instruments,

equity

and

reserves

Barclays PLC

2019 Annual Report on Form 20-F

29 Reserves

Currency translation reserve

The currency

translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign
operations, net of the effects of hedging.

Fair value through other comprehensive

income reserve

The fair value thro

ugh other comprehensive

income reserve represent

s

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

2019 2018
£m £m
Currency

translation reserve
3,344 3,888
Fair value through

other comprehensive income reserve
(187) (258)
Cash flow hedging reserve 1,002 660
Own credit reserve (373) (121)
Other reserves and treasury shares 974 984
Total 4,760 5,153

30 Non-controlling

interests

Profit

attributable

to non-
controlling

interest
Equity attributable

to non-
controlling

interest
Dividends

paid to non

-controlling
interest
2019 2018
a
2019 2018 2019 2018
a
£m £m £m £m £m £m
Barclays Bank PLC

issued:
– Preference

shares
41 204 529 529 41 204
– Upper Tier 2 instruments 39 30 691 691 39 30
Other non-controlling

interests
- - 11 3 - -
Total 80 234 1,231 1,223 80 234

Note
a

From 2019,

due to an

IAS 12 update,

the tax relief

on payments

in relation to Upper Tier 2 instruments

has been recognised in the

tax charge of the income statement,

whereas it
was previously

recorded

directly

in equity. Comparatives

have been restated, increasing

profit

attributable to non-controlling

interest and dividends

paid to non-controlling

interest
by £8m. Further

detail can

be found in Note 1.

Barclays Bank PLC and protective rights of non-controlling

interests
Barclays PLC

holds 100% of the voting rights of Barclays Bank PLC.

As at 31 December

2019,

Barclays Bank PLC has in issue preference shares and
Upper

Tier 2 instruments.

These are non-contro

lling interests

to the Group.

A fixed coupon

rate is

attached to all Upper

Tier 2 instruments until

the initial call date, with the exception of the 9% Bonds, which are fixed for the life of the issue and the Series 1, Series 2 and Series 3 Undated

Notes, which are floating rate at rates fixed periodically in advance based on market rates.

After the initial call date, in the event they are not redeemed,

coupon

payments in relation to

the 7.125%,

6.125%

Undated Notes, and the 9.25%
Bonds are fixed periodically in advance for

five-year periods based on

market rates. Coupon payments for

all other Upper Tier 2 instruments are at
rates fixed periodically in advance

based on market rates.

The payment of preference

share dividends and Upper

Tier 2 coupons are typically at

the discretion of Barclays Bank PLC, except for coupon
payments that become

compulsory

where Barclays PLC has declared

or paid a dividend on ordinary

shares, or in certain cases,

any class of
preference

shares, in the preceding six-month period.

Barclays Bank PLC is not obliged to make a payment of interest on its 9.25% Perpetual
Subordinated

Bonds if, in the immediately preceding 12

month interest period, a dividend has not been paid on any class of its share capital.

Notes

to the financial

statements
Capital

instruments,

equity

and

reserves

Barclays PLC

2019 Annual Report on Form 20-F

Coupons not paid becomes

payable in each case if such a dividend is subsequently paid or in certain other circumstances. No dividend or coupon
payments may be made unless Barclays

Bank PLC satisfies a specified solvency test.

Under the terms of these instruments, Barclays PLC may

not
pay dividends on ordinary

shares until a

dividend or coupon

is next

paid on these instruments or the instruments are redeemed or purchased

by
Barclays Bank PLC. There

are no restrictions on Barclays Bank PLC’s ability to remit capital to the Parent as a result of these issued instruments.

Preference

share redemptions are typically at the discretion of Barclays Bank PLC. Upper

Tier 2 instruments are repayable, at the option of Barclays
Bank PLC generally in whole at the initial call date and on

any subsequent coupon

payment date or,

in the case

of the 7.125%,

6.125%

Undated
Notes and the 9.25% Perpetual

Bonds, on any fifth anniversary after the initial call date. In addition, each issue of Upper Tier 2 instruments is repayable, at

the option of Barclays Bank PLC, in whole for

certain tax reasons, either at any time, or on

an interest payment date. There are no
events of default except non

-payment of principal

or mandatory interest. Any repayments or

redemptions require

the prior approval of the PRA,
and in respect of the preference

shares, any such redemption will be subject to the Companies Act 2006 and the Articles of

Barclays Bank PLC.

2019 2018
Instrument
£m £m
Preference Shares:
6.278% non

-cumulative callable preference shares
318 318
4.75% non

-cumulative callable preference shares
211 211
Total Barclays Bank PLC Preference Shares 529 529
Upper Tier 2 Instruments:
Undated Floating Rate Primary

Capital

Notes Series 1
93 93
Undated Floating Rate Primary

Capital

Notes Series 2
179 179
5.03% Undated

Reverse Dual Currency Subordinated

Loan (JPY8bn)
39 39
5.0% Reverse Dual Currency

Undated Subordinated Loan

(JPY12bn)
53 53
Undated Floating Rate Primary

Capital Notes Series 3 (£145m)
20 20
9% Permanent

Interest Bearing Capital Bonds (£100m)
40 40
7.125%

Undated Subordinated

Notes (£525m)
158 158
6.125%

Undated Subordinated

Notes (£550m)
34 34
9.25% Perpetual

Subordinated

Bonds (ex Woolwich) (£150m)
75 75
Total Upper Tier 2 Instruments 691 691

Notes

to the financial

statements
Employee

benefits

Barclays PLC

2019 Annual Report on Form 20-F

The notes included in this section focus on the costs and commitments associated with employing our staff.

31 Staff costs
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

for expense to be
recognised over

the vesting period including the

financial year

prior to

the grant date.

The accounting policies for share-

based payments, and pensions

and other post-retirement benefits

are included in Note 32 and Note 33 respectively.

2019 2018 2017
£m £m £m
Incentive awards granted:
Current year bonus 1,008 1,067 990
Deferred bonus 429 515 442
Commissions and other incentives 53 67 74
Total incentive awards granted 1,490 1,649 1,506
Reconciliation of incentive awards granted to income statement charge:
Less: deferred

bonuses granted but not

charged in current year
(293) (359) (302)
Add: current

year charges for

deferred bonuses from previous years
308 299 457
Other differences between incentive

awards granted

and income statement charge
(48) (33) 29
Income statement charge for performance costs 1,457 1,556 1,690
Other income statement charges:
Salaries 4,332 4,200 3,982
Social security costs 573 558 580
Post-retirement benefits
a
501 619 493
Other compensation costs 480 413 378
Total compensation costs
b
7,343 7,346 7,123
Other resourcing

costs:
Outsourcing 433 594 1,094
Redundancy

and restructuring
132 133 80
Temporary

staff

costs
256 386 354
Other 151 170 (91)
Total other resourcing

costs
972 1,283 1,437
Total staff costs 8,315 8,629 8,560
Group compensation costs as % of total income
c
33.9% 34.1% 33.8%
Group staff costs as % of total income
c
38.4% 40.2% 40.6%

Notes

a

Post-retirement

benefits

charge includes

£270m

(2018: £236m; 2017:

£230m)

in respect

of defined contribution

schemes and £231m (2018: £383m; 2017:

£263m) in respect

of
defined

benefit schemes

.

b

£439m (2018:

£296m; 2017:

£312m) of Group

compensation

was capitalised

as internally

generated software.

c

2018

comparative

excludes

a GMP charge of £140m.

Notes

to the financial

statements
Employee

benefits

Barclays PLC

2019 Annual Report on Form 20-F

32 Share-based payments

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
2019 2018 2017
£m £m £m
Share Value Plan 6 45 153
Deferred Share

Value Plan
266 217 166
Others 206 187 186
Total equity settled 478 449 505
Cash settled 3 1 3
Total share-based payments

481 450 508

The terms of the main current plans are as follows:

Share Value Plan (SVP)
The SVP was introduced

in March 2010

.

SVP awards have

been

granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional

allocations of Barclays PLC shares which vest or are considered for release over a period

of three, five or seven years.
Participants do not pay

to receive an award or

to receive a release of shares. For awards

granted before

December 2017,

the grantor may

also make
a dividend equivalent payment

to participants on release of a SVP award. SVP awards

are also made to eligible employees for

recruitment purposes.
All awards are subject to potential forfeiture

in certain leaver scenarios.

Deferred Share Value Plan (DSVP)
The DSVP was introduced

in February

2017.

The terms of the DSVP are materially

the same as the terms of the SVP as described above, save that
Executive Directors are

not eligible to participate in the DSVP and the DSVP operates ov er market purc

hase shares only.

Other schemes

In addition to the SVP and DSVP,

the Barclays Group

operates a number of other

schemes settled

in Barclays PLC Shares including Sharesave

(both
UK and Ireland),

Sharepurchase

(both UK and overseas), and the Barclays Group

Long Term Incentive Plan. A delivery of upfront

shares to ‘Material
Risk Takers’ can be made as a Share

Incentive Award

(Holding Period)

.

Share option and award plans
The weighted average

fair value per award granted,

weighted average

share price at the date

of exercise/release of shares during

the year,
weighted average

contractual remaining

life and number of options and awards

outstanding (including those exercisable)

at the

balance sheet date
were as follows:

2019 2018
Weighted average
fair value per
award granted

in
year
Weighted average
share price at
exercise/release
during

year
Weighted
average
remaining
contractual
life
Number of
options/
awards
outstanding
Weighted average
fair value

per
award granted

in
year
Weighted average
share price

at
exercise/release
during

year
Weighted
average
remaining
contractual
life
Number of
options/
awards
outstanding
£ £ years (000s) £ £ years (000s)
SVP
a,b
1.45 1.59 1 5,619 1.90 2.11 <1 67,898
DSVP
a,b
1.43 1.60 1 325,872 1.94 2.10 1 206,571
Others
a
0.40-1.60 1.57-1.70 0-3 232,259 0.36-2.11
1.82

-2.11
0-3 217,952

Notes
a

Options/award

granted over

Barclays

PLC shares.

b

Weighted average

exercise

price is

not applicable

for SVP and DSVP awards

as these

are not share option

schemes.

Notes

to the financial

statements
Employee

benefits

Barclays PLC

2019 Annual Report on Form 20-F

SVP and DSVP are nil cost awards

on which the performance

conditions are substantially

completed at the date of grant. Consequently, the fair
value of these awards is

based on the market value at that date.

Movements in options and awards
The movement in the number

of options and awards for

the major schemes and the weighted average exercise price of options was:

SVP
a,b
DSVP
a,b
Others
a,c
Number (000s) Number (000s) Number (000s)
Weighted average

ex. price (£)
2019 2018 2019 2018 2019 2018 2019 2018
Outstanding at beginning

of
year/acquisition date

67,898 191,610 206,571 125,399 217,952 210,160 1.41 1.41
Granted in the year 2,317 1,425 217,075 135,964 215,694 114,335 1.19 1.51
Exercised/released in the year (62,970) (119,688) (82,354) (43,402) (151,827) (78,771) 1.21 1.50
Less: forfeited in the year (1,626) (5,449) (15,420) (11,390) (42,331) (25,494) 1.51 1.54
Less: expired in the year - - - - (7,229) (2,278) 2.08 1.80
Outstanding at end of year 5,619 67,898 325,872 206,571 232,259 217,952 1.29 1.41
Of which exercisable: - - - - 32,376 23,556 1.32 1.96

Notes
a

Options/award

granted over

Barclays

PLC shares.

b

Weighted average

exercise

price is

not applicable

for SVP and DSVP awards

as these

are not share option

schemes.
c

The number

of awards

within

Others

at the end of the year principally

relates to Sharesave

(number of awards exercisable

at end of year was 15,148,343). The

weighted average
exercise

price relates

to Sharesave.

Awards

and options granted under

the Group’s share plans may be satisfied using new issue shares, treasury shares and market purchase shares.
Awards

granted under

the DSVP may be satisfied

using market purchase shares only.

There were

no significant modifications to the share-based payments arrangements in 201

9

and 201

8.

As at 31 December

201

9,

the total

liability arising from cash-settled share

-based payments transactions was £3m (2018:

£2m).

Holdings

of Barclays PLC shares
Various

employee be

nefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays

share-based payment
schemes. The total number

of Barclays shares held in these employee benefit trusts at 31 December

201

9

was 13.1m

(201

8:

11.4m).

Dividend
rights have been waived on all these shares.

The total market value of the shares held in trust based on the year end share price of £1.80

(201

8:
£1.51

)

was £24m

(201

8:

£17m). For

accounting of treasury shares, see

Note 29.

Notes

to the financial

statements
Employee

benefits

Barclays PLC

2019 Annual Report on Form 20-F

33 Pensions

and post-retirement benefits
Accounting for pensions

and post-retirement benefits
The Group

operates a number of pension schemes and post-employment

benefit schemes.

Defined contribution schemes

– the Group

recognises contributions due

in respect of the accounting period in the income statement. Any contributions unpaid

at the

balance sheet date are included

as a liability.

Defined benefit schemes

– the Group

recognises its obligations

to member

s

of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test.

Each scheme’s obligations are calculated using the projected unit credit method. Scheme assets are stated at fair value as at the period end.

Changes in pension scheme liabilities or assets (remeasurements)

that do not arise

from regular

pension cost, net interest on net defined benefit
liabilities or assets, past service costs, settlements

or contributions to the scheme, are recognised

in other comprehensive

income.
Remeasurements comprise experience

adjustments (differences between previous actuarial assumptions and what has actually occurred),

the
effects of changes

in actuarial assumptions, return on scheme assets (excluding amounts inc luded in the interest

on the assets) and any changes in
the effect of the asset ceiling restriction

(excluding amounts included

in the interest

on the restriction).

Post-employment

benefit schemes

– the cost of providing

healthcare benefits to retired employees is accrued as a liability in the financial statements over the period

that the

employees provide

services to the Group

,

using a methodology similar to that for defined benefit pension
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

UK hires from 1 October

2012,

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

Directors selected from eligible active staff, deferred

and
pensioner members

who apply for the role.

The BPSP is a Group Personal

Pension arrangement

which operates as a collection of

personal pension plans. Each personal pension plan is a direct contract between the employee

and the BPSP provid

er (Legal & General Assurance Society Limited), and is regulated by the FCA.

Similar principles of pension governance

apply to the Barclays Group’s other

pension schemes, depending on

local legislation.

Notes

to the financial

statements
Employee

benefits

Barclays PLC

2019 Annual Report on Form 20-F

Amounts recognised
The following tables include amounts recognised

in the income statement and an analysis

of benefit obligations and scheme assets for all Barclays
Group

defined benefit schemes. The net

position is reconciled

to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded

post-retirement benefits.

Income statement charge
2019 2018 2017
£m £m £m
Current service cost 231 243 265
Net finance cost (48) (24) (12)
Past service cost - 134 (3)
Other movements 2 5 -
Total 185 358 250

Balance sheet reconciliation
2019 2018
Total
Of which relates
to UKRF Total
Of which

relates
to UKRF
£m £m £m £m
Benefit obligation at beginning of the year (28,269) (27,301) (30,268) (29,160)
Current service cost (231) (210) (243) (226)
Interest costs on scheme liabilities (747) (718) (705) (677)
Past service cost - - (134) (140)
Remeasurement (loss)/gain – financial (3,087) (2,964) 1,129 1,075
Remeasurement (loss)/gain – demographic 223 214 (241) (245)
Remeasurement (loss)/gain – experience 277 266 (75) (94)
Employee contributions (5) (1) (4) (1)
Benefits paid 1,459 1,410 2,205 2,167
Exchange and other

movements
47 - 67 -
Benefit obligation

at end

of the year
(30,333) (29,304) (28,269) (27,301)
Fair value of scheme assets at beginning

of the year
29,722 29,036 30,922 30,112
Interest income on scheme assets 795 774 729 709
Employer

contribution
755 731 754 741
Remeasurement – return

on scheme assets greater than discount rate
2,312 2,230 (400) (360)
Employee contributions 5 1 4 1
Benefits paid (1,459) (1,410) (2,205) (2,167)
Exchange and other

movements
(37) - (82) -
Fair value of scheme assets at end of the year 32,093 31,362 29,722 29,036
Net surplus 1,760 2,058 1,453 1,735
Retirement benefit assets 2,108 2,058 1,768 1,735
Retirement benefit liabilities (348) - (315) -
Net retirement benefit assets 1,760 2,058 1,453 1,735

Included

within

the benefit obligation was £759

m

(2018:

£757

m) relating to overseas pensions

and £202

m

(2018: £204

m) relating to other post-
employment benefits.

As at 31 December

2019,

the UKRF’s scheme assets

were in surplus versus IAS 19 obligations by £2,058m

(2018:

£1,735m).

The movement for the
UKRF was driven

by higher

than assumed asset

returns, payment of de

ficit reduction contributions, updated

mortality assumptions,

and lower than
expected inflation, partially offset by a decrease in

the discount rate.

The weighted average

duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 17 years. The UKRF expected
benefits are projected to be paid out for

in excess of 50 years, although 25%

of the total

benefits are expected to be paid

in the next 10 years; 30%
in years 11

to 20 and 25% in years 20 to 30. The remainder

of the benefits

are expected to be paid beyond

30 years.

Of the £1,410

m

(2018

:

£2,16

7m) UKRF benefits paid out,

£580m

(2018

:

£1,420

m) related to

transfers

out of the fund.

Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds

of contributions (the asset ceiling). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, the Group

expects to be able

to recover

any surplus. Similarly, a liability in respect of future minimum funding requirements is not
recognised. The Trustee

does not have a substantive right to

augment benefits, nor do

they have the right to wind up the plan except in the
dissolution of the Group

or termination of

contributions by the Group.

The application of the asset

ceiling to other plans and recognition

of
additional liabilities in respect of future minimum

funding requirements are

considered on

an individual plan basis.

Notes

to the financial

statements
Employee

benefits

Barclays PLC

2019 Annual Report on Form 20-F

33 Pensions

and post-retirement benefits
continued
Critical accounting estimates and judgements
Actuarial valuation of the schemes’ obligation is dependent

upon a series of assumptions. Below is a summary of the main financial and demographic

assumptions adopted for the UKRF.

2019 2018
Key UKRF financial assumptions
% p.a. % p.a.
Discount rate 1.92 2.71
Inflation rate (RPI) 3.02 3.25

The UKRF discount rate assumption for 2019

was based on a variant of the standard Willis Towers

Watson RATE Link model. This variant includes
all bonds rated AA by

at least one of the four major ratings agencies, and assumes that forward rates after year 30 are flat. The RPI inflation
assumption for 2019

was set by reference to the Bank of England’s implied inflation curve, assuming the forward rates remain flat

after 30 years.
The inflation assumption incorporates a deduction

of 20

basis points

as an allowance for

an inflation risk premium.

The methodology

used to
derive the discount rate and price

inflation assumptions is consistent with that used at the prior year end, except for a switch to holding forward
rates rather spot rates flat after year

30.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from

an analysis in 2019

of the UKRF’s

own
post-retirement mortality experience, and taking account of recent evidence from

published mortality surveys. An allowance has been made for
future mortality improvements

based on the 201

8

core projection

model published by the Continuous Mortality Investigation Bureau subject to a long-term trend

of 1.5%

per annum in future improvements.

The methodology used is consistent

with the prior year

end, except that the 201

7

core
projection model

was used at 201

8, and a long-trend of 1.25%

per annum was applied.

The table below shows how the assumed life expectancy at
60, for members of the UKRF,

has varied over the past three years:

Assumed life expectancy
2019 2018 2017
Life expectancy at 60 for current pensioners (years)
– Males 27.1 27.7 27.8
– Females 29.3 29.4 29.4
Life expectancy at 60 for future pensioners

currently aged 40 (years)
– Males 28.9 29.2 29.3
– Females 31.1 31.0 31.0

The assumption for future transfers

out has been remov

ed,

to reflect lower volumes experienced

in 2019

and immaterial volumes expected going
forwards

.

The previous assumption was

that 5%

of the benefit obligation in respect of deferred

members will transfer out during 2020,

2.5% in
2021,

tapering down

to 0%

from 2022

onwards.

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

The difference betw

een the recalculated liability

figure and that stated in
the balance sheet reconciliation table above

is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit
obligation to key assumptions should not be interpreted

as Barclays expressing any specific view

of the probability of such movements happening.

Change in key assumptions
2019 2018
(Decrease)/
Increase in UKRF
defined benefit
obligation
(Decrease)/
Increase in

UKRF
defined

benefit
obligation
£bn £bn
Discount rate
0.5% p.a. increase (2.3) (2.1)
0.25% p.a. increase (1.2) (1.1)
0.25% p.a. decrease 1.2 1.1
0.5% p.a. decrease 2.6 2.4
Assumed RPI
0.5% p.a. increase 1.5 1.3
0.25% p.a. increase 0.8 0.7
0.25% p.a. decrease (0.7) (0.6)
0.5% p.a. decrease (1.4) (1.3)
Life expectancy at 60
One year increase 1.0 0.9
One year decrease (1.0) (0.9)

Notes

to the financial

statements
Employee

benefits

Barclays PLC

2019 Annual Report on Form 20-F

Assets
A long-term investment strategy has been set for the UKRF,

with its asset allocation comprising

a mixture of equities, bonds, property

and other
appropriate

assets.

This recognises that different

asset classes are likely to produce

different long

-term returns and some asset classes

may be
more volatile than others. The long

-term investment strategy ensures, among other

aims,

that investments are adequately diversified.

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

Analysis of scheme assets
Total
Of which relates to

UKRF
Value
£m
% of total

fair value of

scheme

assets
%
Value
£m
% of total

fair value of

scheme

assets
%
As at 31 December 2019
Equities

2,349 7.3 2,174 6.9
Private equities 2,083 6.5 2,083 6.6
Bonds - fixed government 3,447 10.7 3,175 10.1
Bonds - index-linked government 11,036 34.4 11,027 35.2
Bonds - corporate

and other
9,234 28.8 9,042 28.8
Property 1,644 5.1 1,633 5.2
Infrastructure 1,558 4.9 1,558 5.0
Cash and liquid assets 742 2.3 670 2.2
Fair value of scheme assets

32,093 100.0 31,362 100.0
As at 31 December 2018
Equities

3,349 11.3 3,211 11.1
Private equities 1,995 6.7 1,995 6.9
Bonds - fixed government 3,320 11.2 3,062 10.5
Bonds - index-linked government 10,945 36.8 10,936 37.7
Bonds - corporate

and other
6,371 21.4 6,197 21.3
Property 1,712 5.8 1,702 5.9
Infrastructure 1,196 4.0 1,196 4.1
Cash and liquid assets 834 2.8 737 2.5
Fair value of scheme assets

29,722 100.0 29,036 100.0

Included

within the fair

value of scheme assets were nil

(2018:

nil)

relating to shares in Barclays PLC and nil (2018:

nil)

relating to bonds issued by
Barclays PLC. The UKRF

also invests in pooled investment vehicles which may

hold shares or debt issued by Barclays

PLC.

The UKRF assets above do

not include the Senior Notes asset referred

to in the section

below on Triennial

Valuation, as these are non

-transferable
instruments

and not recognised

under IAS19

.

Approximately

44%

of the UKRF assets

are invested in liability-driven investment

strategies; primarily UK gilts as well as interest rate and

inflation
swaps. These are used to better match

the assets to its liabilities. The swaps are used to reduce

the scheme’s

inflation and duration

risks against its
liabilities.

Triennial valuation
The latest triennial actuarial valuation of the UKRF with an effective date of 30 September

2019

has been completed. This valuation showed a
funding deficit of £2.3bn and a funding

level of 94%, compared to a £4.0bn

funding deficit in the 30 September 2018

update, and a

£7.9bn

funding
deficit in the previous triennial valuation (effective

date 30 September

2016).

The decrease in funding deficit over the year to 30 September 2019 was mainly driven by

the payment of deficit reduction

contributions and changes to mortality assumptions.

The Bank and UKRF Trustee have

agreed a revised statement of funding principles, schedule of contributions, and recovery plan to seek

to eliminate
the funding deficit.

The main differences between the

funding and accounting

assumptions are a different approach

to setting the

discount rate and a more
conservative longevity assumption for funding.

The deficit reduction contributions

agreed with the UKRF Trustee as part of the 30 September 2019 triennial valuation recovery

plan are shown
alongside the deficit reduction

contributions agreed

in 2017

for the prior 30 September 2016

triennial valuation.

Notes

to the financial

statements
Employee

benefits

Barclays PLC

2019 Annual Report on Form 20-F

Deficit reduction

contributions
under the

30 September 2016
valuation
Deficit reduction

contributions
under the

30 September 2019
valuation
Year
£m £m
Cash paid:
2019

- paid in two installments of £250m in April and September
500 -
2019

- paid in December
- 500
Future commitments:
2020 500 500
2021 1,000 700
2022 1,000 294
2023 1,000 286
2024

- 2026
1,000 each year -

As part of the triennial actuarial valuation, Barclays

Bank PLC agreed to pay a £500m

contribution on

11 December 2019

and at the same

time the
UKRF subscribed for

non-transferrable

listed

senior fixed rate notes for £500m, backed

by UK gilts (the Senior Notes). The Senior Notes were issued by Heron

Issuer Limited (Heron), an entity that is consolidated within the Barclays Group under IFRS 10. The Senior

Notes entitle

the UKRF to semi-
annual coupon

payments for five years, and full repayment of the subscription in cash at maturity in 2024.

Heron acquired

the gilts

from BBPLC

for
cash of £600m

to support these payments. BBPLC also subscribed for Junior

notes issued

by Heron

for £100m.

The contribution forms part of the
recovery

plan agreed as part of the 201

9

valuation of the UKRF.

No liability is recognis

ed under IAS19

for the obligation to make deficit

reduction
contributions or to repay

the Senior Notes, as settlement in 2024

gives rise to both a reduction in cash and a corresponding

increase in net defined
benefit assets.

The deficit reduction

contributions

are in

addition to

the regular

contributions

to meet the

Barclays Group’s

share of the cost

of benefits accruing
over each year.

The next funding valuation of the UKRF is due to be completed in 202

3

with an effective date of 30 September 20

22.

Other support measures agreed

which

remain in place
Collateral – The UKRF Trustee

and Barclays Bank PLC have entered

into an arrangement whereby

a collateral pool has

been put in place to provide
security for the UKRF funding

deficit as it increases

or decreases over

time. The collateral pool is currently

made up of government

securities,

and
agreement was made with the Trustee to

cover 100%

of the funding deficit with an

overall cap of £9bn. The arrangement

provi

des

the UKRF
Trustee with dedicated access to the pool

of assets in the event of Barclays Bank PLC not paying

a deficit reduction contribution

to the UKRF or in
the event of Barclays Bank PLC’s insolvency.

These assets are included within Note 38 Assets pledged, collateral received and assets transferred.

Support from

Barclays PLC – In the event of Barclays Bank PLC not paying

a deficit reduction contribution

payment required

by a specified pre-
payment date, Barclays

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

Afterwork m

embers and, in
the event of Barclays Bank PLC’s insolvency during

this period provision has been made to require

Barclays Bank UK PLC to become the principal
employer

of the UKRF. Barclays Bank PLC’s Section 75

debt would be triggered

by the insolvency (the

debt would be calculated after allowing for
the payment to the UKRF of the collateral above).

Defined benefit contributions paid

with respect to the UKRF were as follows:

Contributions

paid
£m
2019 1,231
2018 741
2017 1,124

There were

nil (2018:

nil;

2017:

£153m)

Section 75 contributions included within the Barclays Group’s contributions paid as no participating
employers left the UKRF scheme in 2019.

The Barclays Group’s

expected contribution

to the UKRF in respect of defined benefits in 2020 is £743m

(2019:

£725m). In addition, the expected
contributions to UK defined contributio

n

schemes in 2020 is £33m (2019:

£34m) to the UKRF and £185m

(2019:

£168

m) to the BPSP.

Notes

to the financial

statements
Scope

of consolidation

Barclays PLC

2019 Annual Report on Form 20-F

The notes included in this section present information on

the Group

’s investments in

subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.

34 Principal

subsidiaries
The Group

applies IFRS 10
Consolidated Financial Statements
. The

consolidated financial statements combine the financial statements of the
Group

and all its

subsidiaries. Subsidiaries are entities over

which the Group

has control. Under IFRS 10,

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

Principa

l

subsidiaries for the Group

are set out below. This includes those subsidiaries that are most significant in the context of the Group’s
business, results or financial position.

Principal place of
business

or
incorporation
Percentage of

voting
rights

held
Non-controlling

interests
- proportion

of ownership
interests
Non-controlling
interests

- proportion
of voting

interests
Company name
Nature of

business
% % %
Barclays Bank PLC United Kingdom Banking, holding company 100 3 -
Barclays Bank UK PLC United Kingdom Banking, holding company 100 - -
Barclays Bank Ireland

PLC
Ireland Banking, holding company 100 - -
Barclays Execution Services Limited United Kingdom Service company 100 - -
Barclays Capital Inc. United States Securities dealing 100 - -
Barclays Capital Securities Limited United Kingdom Securities dealing 100 - -
Barclays Securities Japan

Limited
Japan Securities dealing 100 - -
Barclays US LLC United States Holding company 100 - -
Barclays Bank Delaware United States
Credit card issuer

100 - -

The country of registration or

incorporation

is also

the principal area of operation of each of the above subsidiaries.

Ownership interests are in some cases different to

voting interests due to the existence of non

-voting equity interests, such as preference shares.
Refer to Note 30

for more

information.

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

Percentage of

voting
rights

held
Equity shareholders'

funds
Retained profit

for the
year
Country of

registration

or incorporation
Company name % £m £m
Cayman Islands Palomino Limited 100 - -

This entity is managed

by

an external

counterparty

and consequently

is

not controlled by

the Group. Interests relating to this entity

are included in
Note 35.

Notes

to the financial

statements
Scope

of consolidation

Barclays PLC

2019 Annual Report on Form 20-F

Significant restrictions

As is typical for a group

of its

size and international scope, there are restrictions

on the ability of Barclays PLC to obtain distributions of capital, access the assets or repay

the liabilities of

members of its Group

due to the statutory, regulatory

and contractual requirements of its subsidiaries
and due to the protective rights of non

-controlling interests. These are considered below.

Regulatory

requirements

Barclays’ principal

subsidiary companies have assets and liabilities before intercompany eliminations of

£1,474bn

(2018:

£1,418bn)

and
£1,388

bn (2018:

£1,337

bn) respectively. The assets and liabilities

are subject to prudential regulation

and regulatory

capital requirements in the
countries in which they are regulated. These require

entities to maintain minimum capital

levels which cannot

be returned

to the parent
company,

Barclays PLC on a going concern

basis.

In order

to meet capital

requirements, subsidiaries may issue

certain equity-accounted and

debt-accounted

financial instruments

and non-
equity instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated

liabilities.

Refer to Note 27

and Note 28 for
particulars of these instruments. These instruments may be subject to cancellation clauses or preference

share restrictions that

would limit
the ability of the entity to repatriate the capital on

a timely basis.

Liquidity requirements
Regulated subsidiaries of the Group

are required

to meet applicable PRA or local regulatory requirements pertaining to liquidity. Some of the regulated subsidiaries include Barclays Bank

PLC and Barclays Capital Securities Limited (which

are regulated on a combined

basis under a
Domestic Liquidity Sub-Group

(DoLSub) arrangement)

,

Barclays Bank UK PLC, Barclays Bank Ireland

PLC, Barclays Capital

Inc. and Barclays Bank
Delaware. See pages 145

to 154

for further details of liquidity requirements, including

those of the Group’s significant subsidiaries.

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

UK Retirement Fund

.

Once encumbered,

the assets

are not available

for transfer around

the Group. The assets typically
affected are disclosed in Note 38.

Other restrictions
The Group

is required to maintain balances with central banks and other regulatory authorities, and these

amounted to £4,893m

(2018:

£4,717

m).

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

Note 37 for

further detail.

Commercial

paper

(CP) and medium-term note conduits
The Group

provided

£8.3bn (2018: £1

1.7bn) in undrawn contractual backstop liquidity facilities

to CP conduits.

Fund management entities
In previous periods,

the Group had

contractually guaranteed

the performance of certain cash

investments in a number of managed

investment
funds which resulted in their consolidation. As at 31 December

2019,

the notional value of

the guarantees were £nil (2018:

£nil) as the

European
Wealth Funds associated with these guarantees

were either closed or ownership

has been transferred outside the Group

and they are no longer
consolidated.

Employee benefit and other trusts
The Group

provides capital contributions to employee

benefit trusts

to enable them to meet obligations to employees in r

elation to share-based
remuneration

arrangements. During 2019,

the Group provided undrawn

liquidity facilities

of £2.5bn (2018:

£2.6bn) to certain trusts.

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

Notes

to the financial

statements
Scope

of consolidation

Barclays PLC

2019 Annual Report on Form 20-F

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
Secured
financing
Short-term
traded interests
Traded
derivatives Other interests Total
£m £m £m £m £m
As at 31 December 2019
Assets
Trading

portfolio assets

-

9,585

-

76 9,661
Financial assets at fair value through

the income statement
32,859

-

-

2,659 35,518
Derivative financial instruments

-

-

2,369

-

2,369
Financial assets at fair value through

other comprehensive income

-

-

-

391 391
Loans and advances at amortised cost

-

-

-

19,061 19,061
Reverse repurchase

agreements at amortised cost
77 - - - 77
Other assets

-

-

-

28 28
Total assets 32,936 9,585 2,369 22,215 67,105
Liabilities
Derivative financial instruments

-

-

3,171 2,437 5,608
As at 31 December 2018
Assets
Trading

portfolio assets
- 12,206 - - 12,206
Financial assets at fair value through

the income statement
32,359 - - 2,598 34,957
Derivative financial instruments - - 5,236 - 5,236
Financial assets at fair value through

other comprehensive income
- - - - -
Loans and advances at amortised cost - - - 17,341 17,341
Other assets - - - 33 33
Total assets 32,359 12,206 5,236 19,972 69,773
Liabilities
Derivative financial instruments - - 6,438 2,586 9,024

Secured financing arrangements,

short-term traded interests and traded derivatives are typically managed under market risk manageme

nt policies
described on pages 103

to 104 which includes an indication of the change of risk measures compared to last

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

-backed securities, collateralised
debt obligations and similar interests. Such interests are

typically held individually or as part of a larger portfolio for no more

than 90 days. In such
cases, the Group

typically has

no other involvement

with the structured entity other than the securities it holds as part of trading activities and its maximum exposure

to loss

is restricted to the carrying

value of the asset.

As at 31 December

2019,

£8,903

m

(2018:

£8,436m) of the Group’s £9,585

m

(2018: £12,206m)

short-term traded interests were comprised of
debt securities issued by asset securitisation vehicles.

Traded

derivatives
The Group

enters into a variety

of derivative contracts with

structured entities which reference

market risk variables such as interest rates, foreign
exchange rates and credit indices among

other things. The main derivative types which are considered interests in structured entities include index-
based and entity specific credit default swaps, balance

guaranteed

swaps, total return swaps, commodities swaps, and equity swaps. A description of the types of derivatives and the risk management practices are detailed in Note

14. The risk of loss may be mitigated through

ongoing margining

Notes

to the financial

statements
Scope

of consolidation

Barclays PLC

2019 Annual Report on Form 20-F

requirements as well as a right

to cash flows from the structured entity which are senior in the payment waterfall. Such margining

requirements

are
consistent with market practice for many

derivative arrangements

and in line with

the Grou

p’s normal credit policies.

Derivative transactions require

the counterparty

to provide cash or other

collateral under margining agreements to mitigate counterparty credit risk. The Group

is mainly

exposed to settlement risk on

these derivatives which is mitigated through

daily margining. Total notionals amounted to
£314,170m

(2018:

£246,774

m).

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

-term trading activities are set out below, summarised by the purpose
of the entities and limited to significant categories, based on maximum exposure to loss.

Nature of interest
Multi-seller
conduit
programmes Lending
Investment funds
and trusts Others Total
£m £m £m £m £m
As at 31 December 2019
Trading portfolio

assets
-

-

-

76 76
Financial assets at fair value through the income statement
– Debt securities
-

-

-

80 80
– Loans and advances
-

159
-

2,417 2,576
– Equity securities
-

-

-

3 3
Financial assets at fair value through other comprehensive
income
-

-

-

391 391
Loans and advances at amortised cost 5,930 8,132
-

4,999 19,061
Other assets 17 4 7
-

28
Total on-balance sheet exposures 5,947 8,295 7 7,966 22,215
Total off

-balance sheet notional amounts
8,649 3,751
-

1,621 14,021
Maximum exposure to loss 14,596 12,046 7 9,587 36,236
Total assets of the entity 78,716 145,181 9,180 24,919 257,996
As at 31 December 2018
Trading portfolio

assets
-

-

-

-

-

Financial assets at fair value through the income statement
– Debt securities 444
-

-

114 558
– Loans and advances
-

-

-

2,040 2,040
Financial assets at fair value through other comprehensive
income
-

-

-

-

-

Loans and advances at amortised cost 6,100 9,140
-

2,101 17,341
Other assets 9 3 21
-

33
Total on-balance sheet exposures 6,553 9,143 21 4,255 19,972
Total off

-balance sheet notional amounts
11,671 4,327
-

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

over

collateralisation,

seller guarantees, or other credit enhancements provided

to
the conduit. The Group’s off

-balance sheet exposure included in the table above

represents liquidity facilities that are provided

to the conduit for
the benefit of the holders of the commercial paper

issued by the conduit and will only be drawn where the conduit is unable to access

the
commercial paper

market. If these

liquidity facilities are drawn,

the Group is protected from

loss through over

collateralisation,

seller guarantees, or
other credit enhanc

ements provided

to the conduit.

Notes

to the financial

statements
Scope

of consolidation

Barclays PLC

2019 Annual Report on Form 20-F

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

an impairment of £7m (2018:

£67

m) against

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
on the trust, may be fixed or

based on the value of the trust assets. The Group

has no other risk exposure to the trusts.

Other
This includes fair value loans with structured

entities where the market risk is materially hedged with corresponding derivative contracts, interests
in debt securities issued by securitisation vehicles and

drawn

and undrawn

loan facilities

to these entities.

Assets transferred

to sponsored unconsolidated structured entities
Assets transferred

to sponsored unconsolidated

structured entities were £471m

(2018: £516m)

.

36 Investments in associates and joint ventures
Accounting for associates and joint ventures
The Group

applies IAS 28
Investments in Associates

and IFRS 11
Joint Arrangements
. Associates

are entities in which

the Group has significant
influence, but not control, over the operating

and financial policies. Generally the Group

holds more than 20%, but less than 50%, of their voting
shares. Joint ventures are arrangeme

nts where the Group has joint control and rights to the net assets of the entity.

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
businesses.

There are no individually significant investments in joint ventures or associates held by the Group.

2019 2018
Associates Joint ventures Total Associates Joint ventures Total
£m £m £m £m £m £m
Equity accounted 457 264 721 481 281 762
Held at fair value through

profit or loss
- 516 516 - 509 509
Total 457 780 1,237 481 790 1,271

Summarised financial information for

the Group’s equity accounted

associates

and joint ventures is set out below.

The amounts shown are the net
income of the investees, not just the Group’s

share,

for the year ended 31

December 2019,

with the exception of certain undertakings for which the
amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

Associates Joint ventures
2019 2018 2019 2018
£m £m £m £m
Profit from continuing

operations
49 173 86 54
Other comprehensive

income/(expense)
- 28 3 32
Total comprehensive income from continuing

operations
49 201 89 86

Unrecognised

shares of the losses

of individually immaterial associates and joint ventures were

£nil (2018:

£nil).

The Barclays commitments and

contingencies to its associates and joint ventures comprised unutilised credit facilities provided

to customers of
£1,726m

(2018:

£1,715m). In

addition, the Group has made commitments to finance or otherwise provide resources to its

joint ventures and
associates of £403m

(2018:

£318

m).

Notes

to the financial

statements
Scope

of consolidation

Barclays PLC

2019 Annual Report on Form 20-F

37 Securitisations
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

or no derecogn

ition of the

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

2019 2018
Assets
Liabilities

Assets
Liabilities

Carrying
amount

Fair value
Carrying
amount

Fair value
Carrying
amount

Fair value
Carrying
amount

Fair value
£m £m £m £m £m £m £m £m
Loans and advances at amortised
cost
Credit cards, unsecured

and other
retail lending 3,516 3,678 (2,918) (2,922) 4,242 4,334 (4,234) (4,218)

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

assets.

For transfers of assets

in relation to repurchase

agreements, refer to Note 38.

Notes

to the financial

statements
Scope

of consolidation

Barclays PLC

2019 Annual Report on Form 20-F

Continuing involvement

in financial assets that have

been derecognised
In some cases, the Group

may have transferred

a financial

asset in its entirety but may have continuing

involvement in it. This arises in asset
securitisations where loans and asset backed securities were derecogni

sed as

a result of the Group’s involvement

with commercial mortgage
backed securities.

Continuing involvement

largely arises from providing

financing into these structures in

the form of retained notes, which do not
bear first losses.

The table below shows the potential financial implications of such continuing involvement:

Continuing

involvement
a
Gain/(loss) from continuing
involvement
Carrying amount

Fair value
Maximum
exposure to

loss
For the year ended
Cumulative to 31
December
Type of transfer £m £m £m £m £m
2019
Commercial mortgage

backed securities
189 188 189 1 4
2018
Commercial mortgage

backed securities
135 135 135 2 3

Note
a

Assets

which represent

the Group’s

continuing involvement

in derecognised

assets are recorded

in Loans and advances

at amortised cost.

38 Assets pledge

d, collateral received and assets transferred
Assets are pledged

or transferred

as collateral

to secure liabilities under

repurchase

agreements, securitisations

and stock lending agreements

or as
security deposits relating to derivatives. Assets transferred are non

-cash assets

transferred

to a third party that do not qualify for derecognition
from the Group

balance sheet, for example because Barclays retains substantially all the exposure to those assets under an agreement to
repurchase

them in the future for a fixed price.

Assets pledged or

transferred

as collateral

include all assets categorised as encumbe

red in the disclosure on pages 221

to 222 of the Barclays PLC
Pillar 3 Report

2019

(unaudited),

other than those held in commercial paper conduits. In these transactions, the Group will be required to step in to provide

financing itself under a liquidity facility if

the vehicle cannot access the commercial

paper market

.

Where non

-cash assets

are pledged or

transferred

as collateral

for cash received,

the asset continues to be recognised in full, and a related liability is also recognised on

the balance sheet.

Liabilities are shown

on a net basis in accordance

with IAS 32. Where non

-cash assets

are pledged or
transferred

as collateral in an exchange for

non-cash assets, the transferred asset continues to be recognised in full, and there is no associated liability as the non-cash collateral received is not recognised on the balance sheet. The Group

is unable to

use, sell or pledge the transferred

assets
for the duration of the transaction and remains

exposed to interest rate risk and credit risk on these pledg ed assets. Unless stated, the
counterparty's

recourse is not limited to the transferred assets.

The following table summarises the nature

and carrying

amount of the assets

pledged as security against these liabilities:

2019 2018
£m £m
Cash collateral and settlements 64,400 55,532
Loans and advances at amortised cost 39,354 42,683
Trading

portfolio assets
65,532 63,143
Financial assets at fair value through

the income statement
10,104 7,450
Financial assets at fair value through

other comprehensive income
9,278 10,354
Assets pledged 188,668 179,162

Notes

to the financial

statements
Scope

of consolidation

Barclays PLC

2019 Annual Report on Form 20-F

The following table summarises the transferred

financial assets and the associated liabilities:

Transferred
assets
Associated
liabilities
£m £m
At 31 December 2019
Derivatives 68,609 (68,609)
Repurchase agreements 52,840 (35,708)
Securities lending arrangements 49,106 -
Other 18,113 (12,005)
188,668 (116,322)
At 31 December 2018
Derivatives 58,338 (58,338)
Repurchase agreements 57,606 (40,717)
Securities lending arrangements 42,092 -
Other 21,126 (14,094)
179,162 (113,149)

Included

within other are agreements where

a counterparty's recourse is limited to

the transferred

assets.

The relationship between

the transferred
assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal

and
interest due to them under the terms of their notes.

Carrying value Fair value
Transferred
assets
Associated
liabilities
Transferred
assets
Associated
liabilities Net position
£m £m £m £m £m
2019
Recourse to transferred

assets only
3,516 (2,918) 3,678 (2,922) 756
2018
Recourse to transferred

assets only
4,242 (4,234) 4,334 (4,218) 116

The Group

has an additional £12bn (2018:

£10bn) of loans and advances within its

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

or transferred

to others was as

follows:

2019 2018
£m £m
Fair value of securities accepted as collateral 656,598 598,348
Of which fair value of securities re-

pledged/transferred

to others
554,988 528,957

Additional disclosure has been included

in collateral and other credit enhancements (see page 109).

Assets pledged as collateral include all assets categorised as encumbered in the disclosure on pages

221

to 222 of

the Barclays PLC Pillar 3 Report
2019

(unaudited).

Notes

to the financial

statements
Other

disclosure

matters

Barclays PLC

2019 Annual Report on Form 20-F

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

Subsidiaries
Transactions between Barclays

PLC and its subsidiaries meet the definition

of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group’s

financial statements. Transactions between Barclays

PLC and its subsidiaries are fully
disclosed in Barclays PLC’s financial statements.

A list of the Group’s principal

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

Associates Joint ventures
Pension

funds
£m £m £m
For the year ended and as at 31 December 2019
Total income - 12 5
Credit impairment charges - - -
Operating expenses (46) - -
Total assets - 1,303 3
Total liabilities - - 75
For the year ended and as at 31 December 2018
Total income - 7 4
Credit impairment charges - - -
Operating expenses (27) (7) -
Total assets 12 1,288 3
Total liabilities 85 2 139

An

entity that is consolidated within the Group

under IFRS 10

has issued

Senior Notes to the UKRF with a nominal value of £500m. This is not included within the table above

.

Refer to Note 33

for further details. Total liabilities includes derivatives

transacted on behalf of the pensions funds
of £6m (2018:

£3m).

Key Management Personnel
Key Management Personnel

are defined as those persons having authority and responsibility for planning, directing and controlling

the activities

of
Barclays PLC

(directly or indirectly) and comprise

the Directors and Officers of Barclays PLC, certain direct

reports of the Group

Chief Executive and
the heads of major business units and functions.

The Group

provides banking

services to Key Management Personnel and

persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
2019 2018
£m £m
As at 1 January 7.2 4.8
Loans issued during the year
a
4.8 4.2
Loan repayments

during the year
b
(4.8) (1.8)
As at 31 December

7.2 7.2

Notes
a

Includes

loans issued

to existing Key Management

Personnel and

new or existing loans issued to newly

appointed Key

Management Personnel.
b

Includes

loan repayments

by existing Key Management

Personnel and

loans to former Key Management

Personnel.

No allowances for impairment were

recognised in respect of loans to Key Management Personnel

(or any connected

person).

Notes

to the financial

statements
Other

disclosure

matters

Barclays PLC

2019 Annual Report on Form 20-F

Deposits outstanding
2019 2018
£m £m
As at 1 January 6.9 6.9
Deposits received during

the year
a
36.0 24.8
Deposits repaid during

the year
b
(30.8) (24.8)
As at 31 December

12.1 6.9

Notes
a

Includes

deposits

received from existing Key

Management Personnel

and new or existing deposits received

from newly appointed Key

Management Personnel.
b

Includes

deposits

repaid by existing Key

Management Personnel

and deposits of former

Key Management

Personnel.

Total commitments outstanding
Total commitments outstanding

refers to the total of any undrawn

amounts on credit cards and/or

overdraft facilities

provided

to Key
Management Personnel.

Total commitments outstanding as at 31

December 2019

were £0.8m (2018: £0.9

m).

All loans to Key Management

Personnel

(and persons connected to them) were made

in the ordinary course of business; were made on
substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable

transactions with other
persons;

and did not involve more

than a normal risk of collectability or present other unfavou rable features.

Remuneration of Key Management Personnel
Total remuneration

awarded

to Key Management Personnel below

represents the awards made to individuals that

have been approved

by the
Board

Remuneration

Committee as part of the

latest remuneration

decisions, and is consistent with the approach adopted

for disclosures set out
on pag

es 44 to 82.

Costs recognised in the income statement reflect the accounting charge for the year included within operating

expenses. The
difference between

the values awarded

and the recognised income

statement

charge principally

relates to

the recognition of deferred

costs for
prior year

awards. Figures are provided

for the period that individuals met the

definition of Key Management Personnel.

2019 2018
£m £m
Salaries and other short

-term benefits
38.5 33.0
Pension costs 0.1 -
Other long-term benefits 8.7 7.6
Share-based payments 13.4 16.2
Employer

social security charges on emoluments
7.4 7.5
Costs recognised for accounting purposes 68.1 64.3
Employer

social security charges on emoluments
(7.4) (7.5)
Other long-term benefits – difference

between awards granted

and costs recognised
(0.6) 2.8
Share-based payments – difference

between awards granted

and costs recognised
2.2 0.7
Total remuneration awarded 62.3 60.3

Disclosure

required by the Companies Act 2006
The following information

regarding

the Barclays PLC Board

of Directors is presented in accordance with the Companies Act 2006:

2019 2018
£m £m
Aggregate

emoluments
a
8.5 9.0
Amounts paid under

LTIPs
b
0.8 0.9
9.3 9.9

Notes
a

The aggregate emoluments

include

amounts paid

for the 2019 year. In addition,

deferred

share awards for 2019 with a total value

at grant of £2m (2018:

£1m) will be made

to
James E Staley and

Tushar

Morzaria which will only vest

subject to meeting

certain conditions.
b

The figure

above for ‘Amounts

paid

under

LTIPs’ in

2019 relates to an LTIP award

that was

released

to Tushar Morzaria in

2019. Dividend

shares released

on the award are
excluded.

The LTIP figur

e

in the

single total figure table for

executive Directors' 2019 remuneration

in the

Directors' Remuneration

report relates to the

award that is

scheduled to
be released

in 2020 in respect

of the 2017-2019

LTIP cycle.

There were

no pension contributions

paid to defined contribution schemes on behalf of Directors (2018:

£nil). There were no notional pension
contributions to defined contribution

schemes.

As at 31 December

2019,

there were no Directors

accruing benefits under a defined benefit scheme (2018: nil).

Directors’ and Officers’ shareholdings

and options
The beneficial ownership

of ordinary

share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving

25 persons) at 31
December 2019

amounted to 22,789,126

(2018: 18,884,023

)

ordinary shares of 25p each (0.13

%

of the ordinary share capital outstanding).

Notes

to the financial

statements
Other

disclosure

matters

Barclays PLC

2019 Annual Report on Form 20-F

As

at 31 December 2019,

executive Directors and Officers of Barclays PLC (involving 15 persons) held options to purchase a total of 40,428 (2018:
6,000)

Barclays PLC ordinary

shares of 25p each at a price of 125p

under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance

with Section 413 of the Companies Act 2006,

the total

amount of advances and credits

made available in 2019

to persons who
served as Directors during

the year was £0.3m (2018:

£0.4

m). The total value

of guarantees entered into on behalf of

Directors during

2019

was
£nil (2018:

£nil).

40 Auditor’s

remuneration
Auditor

’s

remuneration

is included within consultancy, legal and professional fees in administration and general expenses and comprises:

2019 2018 2017
£m £m £m
Audit of the Barclays Group's annual accounts 10 8 11
Other services:
Audit of the Company's

subsidiaries
a
35 32 27
Other audit related fees
b
9 9 8
Other services 2 2 2
Total Auditor's remuneration 56 51 48

Notes
a

Comprises

the fees

for the statutory

audit of subsidiaries both inside

and outside the

UK and fees for work performed

by associates

of KPMG in respect of the

consolidated
financial

statements

of the Company.
b

Comprises

services

in relation

to statutory and

regulatory filings. These

include audit services for the review

of the interim financial

information under the Listing Rules

of the UK
listing

authority.

The figures shown in the above

table relate to fees paid to KPMG as principal Auditor,

of which the fees paid in relation to

discontinued operations
were £nil (2018:

£nil, 2017:

£4m).

Under SEC regulations, the remuneration

of our auditors is required to be presented

as follows:

audit fees £50m (2018:

£45m, 2017:

£42m), audit-
related fees £5m (2018:

£5m, 2017:

£4m), tax fees

£nil (2018:

£nil, 2017:

£nil), and all other fees £1m (2018:

£1m, 2017:

£2m).

Notes

to the financial

statements
Other

disclosure

matters

Barclays PLC

2019 Annual Report on Form 20-F

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

Non-current

assets

(or disposal groups)

held
for sale are measured at the lower

of carrying amount

and fair value less

cost to sell.

A component

of the Group that has either been disposed of or is classified as held for sale is presented as a discontinued operation if it represents a
separate major line of business or geographical

area of operations, is part of a single coordinated plan to dispose of the separate major line or geographical

area of operations, or if it

is a subsidiary acquired exclusively with a

view to re-sale.

Discontinued

operation
Following

the reduction of the Group’s

interest in BAGL in 2017,

the Group’s remaining

holding of 14.9%,

as at

31 December

2019

,

is reported as a
financial asset at fair value through

other comprehensive income

in the Head Office

segment,

with the Group’s

share of Absa Group Limited’s
dividend recognised

in the Head Office income statement.

Prior to the disposal of shares on 1 June 2017,

BAGL met the requirements for

presentation as a

discontinued operation.

As such, the

results, which
have been presented

as the profit after tax and non-controlling

interest in respect

of the discontinued operation on

the face of the

Group

’s income
statement, are analysed in the income statement below. The income statement, statement of other comprehensive

income and cash flow
statement below represent five months of results

as a discontinued operation to 31

May 2017.

Barclays Africa disposal

group income statement
2019 2018 2017
For the year ended 31 December
£m £m £m
Net interest income - - 1,024
Net fee and commission income - - 522
Net trading income - - 149
Net investment income - - 30
Other income - - 61
Total income - - 1,786
Credit impairment charges - - (177)
Net operating income - - 1,609
Staff costs - - (586)
Administration and general expenses
a
- - (1,634)
Operating expenses - - (2,220)
Share of post-tax results of associates and joint ventures - - 5
Loss before tax

- - (606)
Taxation - - (154)
Loss after tax
b
- - (760)
Attributable to:
Equity holders of the parent

- - (900)
Non-controlling

interests
- - 140
Loss after tax
b
- - (760)

Notes
a

Includes

impairment

of £1,090m in 2017.
b

Total loss

in respect

of the discontinued

operation in 2017 was £2,195m,

which included

the £60m loss on sale

and £1,375m loss on recycling

of other comprehensive

loss on
reserves.

Notes

to the financial

statements
Other

disclosure

matters

Barclays PLC

2019 Annual Report on Form 20-F

42 Barclays PLC (the Parent company)
Total income
Dividends received

from

subsidiaries

Dividends received from

subsidiaries of £1,560m

(2018:

£15,360m,

2017:

£674m) largely relates to dividends received from

Barclays Bank UK PLC
£1,050m,

Barclays Execution Services Limited £250m

and Barclays Bank PLC £233m.

The dividends received in 2018

included both a dividend in
specie, representing

the transfer of the holding in Barclays Bank UK PLC from Barclays

Bank PLC to Barclays PLC,

and ordinary

dividends from
subsidiaries.

Other income

Other income of £1,760m

(2018:

£923m, 2017:

£690m) includes £813m

(2018:

£752m, 2017:

£639m)

of income received from gross coupon
payments on Barclays Bank PLC and

Barclays

Bank UK PLC issued AT1 securities and £947m

of fair value and foreign exchange

gains on other
positions with subsidiaries. This includes a fair value net loss of £81m for own credit

movements on financial liabilities designated at fair value.

Total assets and liabilities

Investment in subsidiaries

The investment in subsidiaries of £59,546m

(2018:

£57,374m)

predominantly relates

to investments in Barclays Bank PLC and Barclays

Bank UK
PLC, as well as holdings of their AT1

securities

of £10,843m

(2018:

£9,666m). The increase of £2,172m

during the year was predominantly driven
by capital contributions into Barclays Bank

PLC totaling £995m

and additional AT1 holdings

of $2,000m, £1,000m

and £1,000m, partially offset

by
the redemption of AT1

holdings with principal amounts totaling $1,211m,

€1,077m and

£698m.

At the end of each reporting

period an impairment review

is undertaken in respect of investment in subsidiaries.

Impairment is required

where the
investment exceeds the recoverable

amount. The recoverable

amount is calculated using

a value in use (VIU) methodology

to arrive at the present
value of future cash flows expected

to be derived from

the investment. The VIU calculation uses forecast attributable profit, based on financial budgets approved

by management, covering

a five-year period, as an approximation of future

cash flows.

A terminal growth rate of 1.5% has been
applied to arrive at cash flows thereafter,

which is based on long term expected growth

rates published by the International Monetary Fund. The
forecasted cash flows have been discounted

at a pre-tax rate of 13.7%. The calculation showed

a VIU higher

than the carrying value of investments
in ordinary shares and no

impairment was recog

nised as

a result of the impairment review.

Financial assets and liabilities designated at fair value

Financial liabilities designated at fair value of £3,498m

(2018:

£nil) comprises $2,750m Fixed-

to-Floating Rate Senior Notes,

£600m

Fixed Rate
Senior Notes, AUD940m

Fixed and Floating Rate Senior Notes

and ¥20,000m

Fixed-to-Floating Rate Bonds. The proceeds raised through

these
transactions were used to invest in

subsidiaries of Barclays PLC and

are included within the financial assets designated at fair value through the
income statement balance of £10,348m

(2018:

£6,945m). The effect of changes in the liabilities’ fair value, including those due to credit risk, is expected to offset the changes in the fair value of the related financial asset in the income

statement. The cumulative own credit net loss on
financial liabilities designated at fair value is £81m

(2018:

£nil). The difference between the financial liabilities’ carrying amount and the contractual amount on maturity is £174m

(2018:

£nil).

Subordinated liabilities and Debt Securities in issue

During the year,

Barclays PLC issued $1,500m

of Fixed-to-Floating Rate Subordinated Notes, which are included within the subordinated liabilities
balance of £7,656m

(2018:

£6,775m). Debt Securities

in issue of £30,564m

(2018:

£32,373m)

have reduced in the year due to the maturity of
positions with subsidiaries partially offset by an

issuance of a new Senior Fixed Rate Note of €750m.

Management of internal investments, loans and advances
Barclays PLC

retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory

and business
needs. Barclays PLC may invest

capital and funding into Barclays Bank PLC,

Barclays Bank UK PLC and other

Group

subsidiaries such as

the Barclays
Execution Services Limited and the US Intermediate Holding Company

(IHC).

Total equity

Called up share capital and share premium
Called up share capital and share premium

of Barclays PLC is £4,594m

(2018:

£4,311m).

The increase in the year is

primarily due to shares issued
under employee

share schemes and the Scrip Dividend Programme

.

Other equity instruments

Other equity instruments of £10,865m

(2018:

£9,633m) comprises AT1 securities issued by Barclays PLC. AT1 securities are perpetual
subordinated

contingent convertible

securities

structured to qualify as AT1 instruments under

prevailing capital rules applicable as at the relevant
issue date. There have been

three issuances during the year with principal amounts totaling $2,000m,

£1,000m

and £1,000m, and redemptions
with principal amounts $1,211m,

€1,077m and

£698m. For further details, please

refer to Note 28.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

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

to 1980. On 1 Janu

ary 1985, the company

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

also states that a company

’s objects

are unrestricted unless the company’s articles provide

otherwise.

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

(iv) At each AGM

of the Company, one

third of the Directors (rounded

down) are required

under the Articles of

Association to retire from office by
rotation and may offer

themselves for re-

election. The Directors so retiring are first, those who wish to retire and not offer themselves for

re-
election, and, second those who have been

longest in office (and in the case of equality of service length are selected by lot). Other than a retiring
Director, no

person shall (unless recommended

by the Board) be eligible for election unless a

member notifies the Company

Secretary in advance
of his/her intention to propose

a person for election. It is Barclays’ practice that all Directors offer themselves for re-

election annually in accordance
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

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

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
Shares unless restricted from

acquiring or

holding such interest by any applicable law or regulation

or any applicable go

vernmental or other
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

the restriction(s) end.

(xiv) The Board

may exercise all of the powers of the Company to borro

w

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

Notwithstanding the above, the Board

may, at its absolute discretion, determine that any Pref

erence Dividend which

would otherwise be payable
may either not be payable

at all or only payable

in part.

If any Preference

Dividend on a series of Preference Shares is not paid, or is only paid in part, for the reasons described above, holders

of Prefer

ence
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

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

All unclaimed dividends payable

in respect of any share may be invested or otherwise made

use of by the Board

for the benefit of the Company
until claimed. If a dividend is not claimed after 12

years of it becoming payable,

it is

forfeited

and reverts to the Company.

The Board

may, with the approval

of an ordinary resolution

of the Company, offer

Shareholders the right to choose to rece

ive an allotment

of
additional fully paid Ordinary Shares instead of cash in respect of all or part of any dividend. The Company

currently provides a scrip dividend
programme

pursuant to an authority granted at the AGM held on 25 April 2013 and renewed at the AGM on 1 May 2018

.

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

a meeting to pass

a special resolution shall specify
the intention to propose

the resolution as such. The accidental failure to give notice of a general meeting or the non

-receipt of such notice will not
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
Preference

Shares.

Notices

A document or

information may be sent by the Company

in hard copy

form, electronic form, by

being made available on a website,

or by another
means agreed with the recipient, in accordance

with the provisions set out in the Companies Act 2006. Acco

rdingly,

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

In respect of joint holdings, document

s

or information shall be sent to the joint holder whose name stands first in the register.

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

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Indemnity
Subject to applicable legislation, every current

and former

Director or other officer of the Company

(other than any person engaged by the
company

as auditor) shall

be indemnified by the

Company

against any liability in relation to the Company, other

than (broadly)

any liability

to the
Company

or a member of the Group,

or any criminal or regulatory

fine.

Officers of

the Group
Date of
Appointment

as
Officer
Ashok Vaswani
Global Head of Consumer Banking and

Payments
2012
Bob Hoyt
Group

General Counsel
2013
Tushar Morzaria
Group

Finance Director
2013
James E Staley
Group

Chief Executive Officer
2015
Tristram Roberts
Group

Human Resources Director
2015
Paul Compton
President, Barclays

Bank PLC

2016
C S Venkatakrishnan

Group

Chief Risk Officer

2016
Stephen Shapiro
Company

Secretary
2017
Laura Padovani
Group

Chief Compliance Officer, Chief Operating Officer,

BX
2017
Mark Ashton-Rigby
Group

Chief Operating Officer
2019
Alistair Currie
Head of Barclays Corporate

Banking
2019
Stephen Dainton Global Head of Markets 2019
Matt Hammerstein
Chief Executive Officer,

Barclays

UK
2019
Joe McGrath Global Head of Banking 2019

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Dividends

on the ordinary shares of Barclays PLC

The dividends declared for

each of the last

five years were:

Pence per 25p ordinary share
2019 2018 2017 2016 2015
Half year 3.00 2.50 1.00 1.00 3.00
Full year 6.00 4.00 2.00 2.00 3.50
Total 9.00 6.50 3.00 3.00 6.50
US Dollars

per 25p ordinary share
2019 2018 2017 2016 2015
Half year 0.04 0.03 0.01 0.01 0.05
Full year 0.08 0.05 0.02 0.02 0.05
Total 0.12 0.08 0.03 0.03 0.10

The gross dividends applicable to an American

Depositary Share (ADS) representing

four ordinary

shares, before deduction of withholding tax, are
as follows:

US Dollars

per American Depositary Share
2019 2018 2017 2016 2015
Half year 0.15 0.13 0.05 0.05 0.18
Full year 0.31 0.21 0.10 0.10 0.20
Total 0.46 0.34 0.15 0.15 0.38

The final dividends shown above

are expressed in Dollars translated at the closing spot rate for Pounds

Sterling as

determined by

Bloomberg

at
5pm in New York

City (the ‘Closing Spot Rate’) on the latest practicable date for inclusion in this report. No representation is made that Pounds
Sterling amounts have be

en, or could have been, or

could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The principal trading market

for Barclays PLC ordinary

shares is

the London

Stock Exchange. At the close

of business on 31 December

2019,
17,

322,057,836

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

There were

420

ADR

holders and 1,647

recorded holders of ordinary shares with US addresses at

31 December

2019,

whose shareholdings
represented

approximately 4.02%

of total

outstanding ordinary

shares on that date.

Since a certain number of the ordinary

shares and ADRs were
held by brokers

or other nominees, the number

of recorded holders in the

US may not be representative of the number

of beneficial holders or of
their country of residence.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Shareholdings

at 31 December

2019
a
Number of
shareholders
Percentage of
holders Shares held
Percentage of
capital
Classification of shareholders
Personal Holders 234,580 97.35% 406,736,728 2.35%
Banks and Nominees 2,355 0.98% 15,088,074,831 87.10%
Other Companies 4,013 1.67% 1,827,240,627 10.55%
Insurance Companies 1 - 208 -
Pension Funds 4 - 5,442 -
Total 240,953 100.00% 17,322,057,836 100.00%
Shareholding

range
1 - 100 16,830 6.98% 623,481 -
101

- 250

50,540 20.98% 10,293,006 0.06%
251

- 500
65,349 27.12% 22,920,959 0.13%
501

- 1,000
38,606 16.02% 27,312,081 0.16%
1,001

- 5,000
49,066 20.36% 109,035,763 0.63%
5,001

- 10,000
10,824 4.49% 76,191,319 0.44%
10,001

- 25,000
6,438 2.67% 97,470,931 0.56%
25,001

- 50,000
1,531 0.64% 52,080,001 0.30%
50,001

and over
1,769 0.73% 16,926,130,295 97.71%
Total 240,953 100.00% 17,322,057,836 100.00%
United States Holdings 1,647 0.68% 3,879,805 0.02%

Note

a

These

figures

do not inclu

de Barclays

Sharestore members.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

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

(or are deemed to own) 10% or

more of the voting power of Barclays PLC; (ii)
shareholders who

hold Shares as part of hedging transactions; (iii) investors who have (or are deemed to have) acquired

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

tax purposes for that tax

year.

For the tax year from

6 April 2019

to 5 April 2020 (inclusive), a nil rate of UK income tax applies to the first £2,000 of Total Dividend Income received by

an individual shareholder in that tax year (the ‘Nil Rate Amount’). For the 2018

-2019

tax year, the Nil Rate Amount was £2,000. For the
2016

-2017

and 2017

-2018 tax years, the Nil

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

not generally be subject to UK
corporation

tax on the dividends paid on the Shares,

provided

the dividend falls

within an exempt class and certain co

nditions are met.

(ii)

Taxation

of shares under the Scrip

Dividend Programme
Where an individual shareholder

elects

to purchase

shares using their cash dividend as part of the Scrip Dividend Programme,

such shareholder will
generally be liable for

UK income tax as the shareholder would

have been on the receipt of a cash dividend of an amount equal to the ‘cash equivalent’ of the new shares. The ‘cash

equivalent’ of the new shares will be the amount of the cash dividend which the shareholder

would have
received in the absence of an election to take shares,

unless the difference between the cash dividend

forgone

and the market value of the shares
on the first day of dealings on the London

Stock Exchange is 15% or more

of such market value, in which case the ‘cash equivalent’ of the new shares will be their market value.

A corporate

shareholder

will not generally be charged UK corporation tax on shares received instead of cash dividends under the Scrip Dividend
Programme.

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

arrive at the
total base cost of any Barclays

PLC shares held, in appropriate

cases the

amount subscribed for

rights taken up in 1985,

1988

and 2013

must be
added to the cost of all such shares held. For this purpose,

current legislation permits the market valuation at 31 March

1982

to be substituted

for
the original cost of shares purchas

ed before that date, subject to certain exceptions for shareholders within the charge to UK corporation tax.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

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

ADSs in the
section ‘Taxation of

US holders – UK stamp duty and stamp duty reserve tax’). The transfer on sale of Shares will generally be liable to stamp duty
at 0.5% of the consideration paid for that transfer

(rounded

up to the next £5). An unconditional agreement to transfer Shares, or any interest therein, will generally be subject to stamp

duty reserve tax at 0.5% of the consideration

given. Such liability to stamp duty reserve tax will be
cancelled, or a right to a repayment

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

through

it for regulatory purposes will

be collected by CREST.

Special rules apply to certain categories of person, including intermediarie

s, market makers, brokers, dealers and persons connected

with
depositary arrangements

and clearance services.

(v)

Inheritance

tax
An individual may be liable to inheritance tax on the transfer of Shares. Where an individual is so liable, inheritance tax may be charged on the
amount by which

the value of his or her estate is reduced as a result of any transfer by way of gift or

other gratuitous transaction made by them or
treated as made by them.

Taxation of US holders
The following is a summary of certain US federal income

tax considerations and certain UK tax considerations to the purchase,

ownership and
disposition of Ordinary Shares of Barclays PLC

or ADSs representing such Ordinary

Shares (the "
Shares ") that are likely to be relevant for US
Holders (as defined below)

who own

the Shares as

capital assets for tax purposes. This discussion is not a comprehensive analysis of all the
potential US or UK tax consequences that may be relevant

to US Holders and does not discuss particular tax consequences that may be applicable to US Holders who may be subject to special tax rules, such as banks,

brokers

or dealers in securities

or currencies, traders

in securities that elect to
use a mark-to-market method

of accounting for securities holdings, financial institutions, tax-exempt organisations, regulated investment companies, life insurance companies, entities or

arrangements that are treated as partnerships for

US federal income tax purposes (or partners
therein), holders that own or are treated as owning

10% or more

of the stock

of Barclays PLC measured either by voting

power

or value, holders
that hold Shares as part of a straddle or a hedging

or conversion

transaction, holders that purchase or sell Shares as part of a wash sale, holders
whose functional currency

is not the

US Dollar, or

holders who are resident, or who

are carrying

on a trade, in the UK. The summary also

does not
address state or local taxes or any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax
implications of their particular holdings, including

the consequences under

applicable state

and local

law, and in particular

whether they are eligible
for the benefits of the Treaty (as

defined below).

This discussion is based on the Internal Revenue

Code of 1986,

as amended (the ‘Code’), its legislative history, existing and proposed regulations,
published rulings and court

decisions, and on the Double Taxation Convention

between the UK and the US as entered into force in March 2003

(the
‘Treaty’), and, in respect

of UK tax, the Estate and Gift Tax Convention

between the UK and the US as entered into force on 11

November

1979 (the
‘Estate and Gift Tax Convention’),

the current UK tax law and the practice of HMRC, all of which are subject to change, possibly on a retroactive
basis. This discussion is based in part upon

the representations of the ADR Depositary and the assumption that each obligation of the Deposit
Agreement

and any related agreement

will be performed in accordance

with its

terms.

A “US Holder” is a beneficial owner

of Shares that is a citizen or resident of the United States or a US domestic corporation or that otherwise is
subject to US federal income

taxation on a net income basis in respect of such Shares and that is fully eligible for benefits under the Treaty.

In general, the holders of ADRs evidencing ADSs will be treated as owners of the underlying Ordinary

Shares for the purposes of the Treaty, the
Estate and Gift Tax Convention,

and the Code. Generally,

exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK capital gains tax.

Taxation

of dividends
Subject to the PFIC rules discussed below,

the gross amount of any distribution of cash or property

with respect to the

Shares (including any
amount withheld in respect of UK taxes) that is paid out of

Barclays PLC’s current

or accumulated earnings and

profits (as determined for US
federal income tax purposes)

will be includible in

a US Holder’s taxable income as ordinary

dividend income on

the day such US Holder receives the
dividend, in the case of Ordinary

Shares, or the date the Depositary receives the dividends, in the case of ADRs, and will not be eligible for the dividends-received

deduction allowed to corporations

under the Code.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Subject to certain exceptions for short-term positions, dividends paid by Barclays PLC to an individual with respect

to the Shares will generally be
subject to taxation at a preferential rate

if the dividends are “qualified dividend

income.”

Dividends

paid on the Shares will be treated as qualified
dividend income if (i) the Shares are readily tradable on an established securities market in the United States or Barclays PLC is eligible for

the
benefits of a comprehensive

tax treaty with

the United States that the US Treasury

determines is satisfactory for purposes

of this

provision and

that
includes an exchange

of information program,

and (ii) Barclays PLC was not a PFIC (as defined below) in the year of the distribution or the immediately preceding

taxable year. The ADRs are listed on the New York

Stock Exchange, and will qualify as readily tradable on an established securities market so long as they are so listed. In addition, the US Treasury has determined that the Treaty meets the requirements

for reduced
rates of taxation, and Barclays PLC

believes that it is eligible for the benefits of the Treaty.

Based on its audited financial statements and relevant
market and shareholder

date, Barclays PLC believes that it was not treated as a PFIC for US fede ral income tax purposes with respect to its 2019

or
2018

taxable years.

In addition, based on its audited financial statements and current expectations regarding

the value and nature of its

assets, the
sources and nature of its income, and relevant market and shareholder data, Barclays PLC does not anticipate becoming

a PFIC for its

current
taxable year or in the foreseeable future.

Dividends paid by Barclays PLC

to a US Holder with respect to the Shares will not be subject to UK withholding tax.

For foreign

tax credit purposes,
dividends will generally be income from

sources outside the US and will generally be “passive” income for purposes of computing the foreign

tax
credit allowable to a US Holder.

The amount of the dividend distribution includable in income will be the US Dollar value of the distribution, determined at the spot Pound
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

profits,

as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the Shares and thereafter as capital gain. Because Barclays PLC does not currently

maintain
calculations of earnings and profits for US federal income tax purposes, US Holders should expect that distributions with respect to the Shares will generally be treated as dividends.

US Holders that receive a distribution of additional shares or rights to subscribe for additional shares as part of a pro rata distribution to all our shareholders generally

will not be subject to US federal income tax in respect of the distribution, unless the US Holder has the right to receive cash or property,

in which case the

US Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxable

sale or other disposition

of Shares
Subject to the PFIC rules discussed below,

upon a sale or other taxable disposition of the Shares, US Holders gener ally will

not be subject to UK

tax,
but will realise gain or loss for US federal income tax

purposes in an amount equal to the difference between

the US Dollar value of the amount
realised on the disposition and the US Holder’s adjusted tax basis in the Shares,

as determined in US Dollars. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Shares have been held for more

than one year. Long

-term capital gain of a
noncorporate

US Holder is generally taxed at

preferential rates. The gain or loss will generally

be income or loss from sources within the United
States for foreign

tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Taxation

of passive foreign

investment companies (PFICs)
Barclays PLC

believes that its Shares should not be treated as stock of a passive foreign investment company

(“PFIC”) for US federal income tax
purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, Barclays PLC will be a
PFIC with respect to a US Holder if, for

any taxable year in which a US Holder holds the Shares, either (i) at least 75%

of the gross income of
Barclays PLC

for the taxable year is passive income, or (ii) at least 50% of the value, determined on the basis of a quarterly average,

of Barclays
PLC’s assets is attributable to assets that produce

or are held for the production

of passive income (including cash). With certain exceptions,

a US
Holder’s Shares will be treated as stock of a PFIC if Barclays

PLC was a PFIC at any time during

such holder’s holding period

in its

Shares.

If Barclays PLC were

to be treated as a PFIC with respect to a US Holder,

unless such US Holder elected to be taxed annually on a mark-to-market basis with respect to its Shares, such gain and certain “excess distributions” would be treated as having

been realised ratably over a US Holder’s
holding period

for the Shares and generally would

be taxed at the

highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax

attributable to each such year.

UK stamp duty

and stamp duty

reserve tax
No obligation to pay UK stamp duty will

arise on the transfer on sale of an ADS, provided

that any instrument of transfer is not executed in, and
remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement

to transfer an ADS. For the UK stamp duty
and stamp duty reserve

tax implications of dealings in Ordinary Shares, see the section “Taxation of UK holders

– (iv) Stamp duty and stamp duty
reserve tax” above.

UK estate and gift

tax
Under the Estate and Gift Tax Convention,

Shares held by an individual US holder

who is US domiciled for the purposes of the Estate and Gift Tax
Convention and

who is not for such purposes a UK national generally will not, provided any US federal estate or gift tax chargeable has been paid,
be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of Shares, except in certain cases where the Shares are comprised in a settlement (unless the settlor

was US domiciled and not a UK national at the time of the settlement), are part of the business property of a UK
permanent establishment of an enterprise, or pertain to a UK fixed base of an individual used for the performance

of independent personal services.
In cases where the Shares are subject to both UK inheritance tax and US federal estate or gift tax, the Estate and Gift Tax Conv ention generally
provides a credit against US federal tax liability for

the amount of any inheritance tax paid in the UK.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Foreign Financial

Asset Reporting
Certain US Holders that own “specified foreign

financial assets” with an aggregate value in excess of US$50,000 on the last

day of the taxable year
or US$75,000

at any time

during the taxable year are generally required

to file

an information statement along with their tax returns, currently on
Form 8938,

with respect to such assets.

“Specified foreign financial assets” include any

financial accounts held at a non-US financial institution, as well as securities issued by a non

-US issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign

financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years
after the return was filed.

US Holders who fail to report the required

information could

be subject to substantial

penalties.

Prospective investors are
encouraged

to consult with their

own tax advisors regarding

the possible application

of these rules, including the application of the rules to their particular circumstances.

Backup Withholding

and Information Reporting

Dividends paid on, and proceeds

from the sale or other disposition of, the Shares to a US Holder generally may be subject to the information
reporting

requirements of the Code and may be subject to backup withholding unless the

US Holder provides

an accurate taxpayer identification
number

and makes any other required

certification or otherwise establishes

an exemption. Backup withholding

is not an

additional tax. The
amount of any backup

withholding from

a payment to a US Holder will

be allowed as a refund

or credit against the US Holder’s

US federal income
tax liability, provided

the required

information is furnished to the US Internal Revenue Service (“IRS”) in a timely manner.

A holder that is not a US Holder may be required

to comply with certification and identification procedures

in order to establish its

exemption from
information reporting

and backup withholding.

FATCA Risk Factor
In certain circumstances, payments on

shares or ADSs may be subject to US withholding taxes on “passthru payments,”

starting on the date that is
two years after the date on which final regulations defining this concept are adopted in the United States. Under the “Foreign

Account Tax
Compliance Act” (or

“FATCA”),

as well as intergovernmental

agreements between the United States and other countries and implementing laws in respect of the foregoing,

certain US-source payments (including

dividends and interest) and certain payments made by, and financial accounts held with, entities that are classified as financial institutions under

FATCA

are subject to a special information reporting

and withholding tax regime.
Regulations implementing withholding in respect of

“passthru payments” under

FATCA

have not yet been adopted or

proposed. The United States
has entered into an intergovernmental

agreement regarding

the implementation of FATCA with the UK (the “UK IGA”).

Under the UK IGA, as
currently drafted, it is not expected that Barclays

PLC will be required

to withhold tax under FATCA

on payments made with respect to the shares or
ADSs. However,

significant aspects of when and how FATCA

will apply remain unclear, and no assurance can be given

that withholding under
FATCA

will not become relevant with respect to payments

made on or with respect to the shares or ADSs in the future. Investors should consult
their own tax advisers regarding

the potential impact

of FATCA.

The Barclays Group

has registered with the Internal Revenue Service (“IRS”) for FATCA.

The Global Intermediary

Identification Number (GIIN)

for
Barclays PLC

in the United Kingdom

is E1QAZN.00000.LE.826 and

it is

a Reporting

Model 1 FFI. The GIINs for other parts of the Barclays Group

or
Barclays branches

outside of the UK may be obtained from

your usual Barclays contact on request. The IRS list of registered Foreign

Financial
Institutions is publicly available on the IRS website.

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

of Association of Barclays PLC,

or (subject to the effect of any such econo

mic sanctions)
under current

UK laws, which relate only to non-residents of the UK, and which limit the right of such non

-residents to hold Barclays securities or,
when entitled to vote, to do so.

Documents on display

It is possible to read and copy

documents that have been filed by Barclays PLC with the US Securities and

Exchange Commission via commercial
document retrieval services, and from the website maintained by the

US Securities and Exchange Commission at
www.sec.gov .

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

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

per ADS
a
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

$0.009181 per ADS in respect

of dividends

paid in the year ended

31 December 2019.

Fees and payments made by the ADR depositary to Barclays

The ADR depositary has agreed

to provide Barclays

with an amount based on the cash dividend, issuance

and cancellations fees charged

during
each twelve-month period

for expenses incurred

by Barclays in connection

with the ADS

program. Barclays

is entitled to

$1,562,523

for the year
ended 31

December 2019,

though such amount has not yet been paid to Barclays by the ADR depositary.

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

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

External auditor objectivity and independence: non-audit services
Our policy on the provision of services by the Group

’s statutory

Auditor (the ‘Policy’) sets out the circumstances in which the auditor may be
permitted to

undertake non

-audit work for the Group.

The Board

Audit Committee oversees compliance with the Policy and considers and, if appropriate,

approves

requests to use the

Auditor for

non-
audit work. Allowable services are pre

-approved

up to but not including £100,000

.

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

;
◾

*appraisal or valuation services;
◾

fairness opinions or contribution

-in-kind reports;
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

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

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

page 33.

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

We comply with the NYSE Rules requirement that we have a Board

Audit Committee comprised solely
of independent non

-executive Directors. However,

we follow the Code recommendations, rather than the NYSE Rules, regarding the responsibilities
of the Board

Audit Committee (except for applicable mandatory

responsibilities

under the Sarbanes-

Oxley Act),

although both are broadly
comparable.

Although the NYSE Rules state that the Board Audit Committee is to take respo nsibility for risk oversight, Barclays has an additional
Board

Committee which addresses different areas of risk management.

To enhance

Board

governance of risk, Barclays has

the Board

Risk
Committee. A full description of the Board

Risk Committee can be found on page

25.

Corporate Governance Guidelines
The NYSE Rules require

domestic US companies to adopt and disclose corporate

governance guidelines. There

is no equivalent recommendation in
the Code but the Board

Nominations Committee has developed corpor

ate governance guidelines, ‘Corporate Governance in Barclays’, which have been approved

and adopted by

the Board.

Code of Ethics
The NYSE Rules require

that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and
employees.
The Barclays

Way

was introduced in 2013,
t
his is

a Code of Conduct which

outlines the Values and Behaviours which govern

our way of
working

across our business globally.
The Barclays

Way

has been adopted on a Group wide basis by all Directors,

Officers and employees.
The
Barclays

Way

is available

to view on the Barclays

website at home.barclays/about

-barclays/barclays

-values.

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

Barclays PLC

2019 Annual Report on Form 20-F

Major shareholders
Major shareholders do

not have different voting

rights from those of other shareholders. Information

provided to the Company by substantial
shareholders pursuant

to the FCA’s Disclosure Guidance and Transparency

Rules are published via a

Regulatory Information

Service and is available
on the Company’s website.

Refer to page 42

of the Directors’ report

for a breakdown

of major shareholders as at

31 December

2019. Comparatives

for 2018

and 2017

are
presented below.

As at 31 December

2018

,

the Company had been

notified under Rule 5 of the

Disclosure and Transparency

Rules of the

UKLA of the following
holdings of voting rights in its shares:

2018
Holder
Number of
Barclays shares
% of total voting
rights

attached to
issued share
capital
a
The Capital Group Companies Inc
b
1,172,090,125 6.84
Qatar Holding LLC
c
1,017,455,690 5.94
Blackrock, Inc
d
1,018,388,143 5.95
Sherborne

Investors
e
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
Invest

ors Management (Guernsey)

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
a
The Capital Group Companies Inc
b
1,172,090,125 6.98
Qatar Holding LLC
c
1,017,455,690 5.99
Blackrock, Inc
d
1,010,054,871 5.92

Notes
a

The percentage

of voting rights

detailed

above was calculated

at the time of the

relevant disclosures made

in accordance with

Rule 5 of the Disclosure

Guidance and Transparency
Rules.
b

The Capital

Group Companies

Inc (CG) holds

its shares

via CG Management

companies

and funds. Part of the

CG holding is held as American Depositary

Receipts. On 14 February
2018,

CG disclosed

by way of a Schedul

e

13G filed with the

SEC, beneficial ownership

of 1,167,912,211

ordinary

shares

of the Company

as of 29 December 2017, representing
6.8% of that class

of shares.
c

Qatar Holding

LLC is wholly-owned

by Qatar Investment

Authority.

On 17 January

2018, Qatar Holding LLC disclosed

by way of a Schedule

13G filed with the

SEC, beneficial
ownership

of 941,620,690

ordinary share

s

of the Company

as of 31 December 2017, representing

5.52% of that

class of shares.
d

Total shown

includes

2,009,814 contracts for

difference

to which voting rights

are attached.

Part of the holding is

held as American Depositary

Receipts. On 30 January 2018,
BlackRock, Inc.

disclosed

by way of a Schedule

13G filed with the

SEC, beneficial ownership

of 1,145,415,782 ordinary

shares

of the Company

as of 31 December 2017,
representing

6.7% of that class of

shares.

Disclosure

controls and procedures

The Chief Executive, James E Staley,

and the Group

Finance Director, Tushar

Morzaria, conducted

with Group Management an evaluation of the
effectiveness of the design and operation

of the Group’s disclosure controls and

procedures

of each of Barclays PLC as at 31 December 2019,
which are defined as those controls and procedures

designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934

is recorded, processed, summarised and

reported within the time periods specified

in the US
Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the

Chief Executive and Group

Finance Director concluded
that the design and operation of these disclosure controls

and proced

ures were effective.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Board of Directors
Nigel Higgins,

Chairman
Nigel joined the Board

as a

Non-Executive Director

in March 2019

and became Group Chairman in April 2019. He is also Chairman of Barclays Bank
PLC. Nigel has extensive experience

in, and understanding of, banking

and financial services,

gained through

a 36-year career

at Rothschild & Co.
where he was most recently Deputy Chairman. Prior

to that,

he was Chairman of the Group

Executive Committee and Managing Partner

of
Rothschild & Co. He is a seasoned business leader with a strong track record in leading and chairing a range of organisations and in acting as a strategic adviser to multiple major international corporations and governments. The breadth

of Nigel’s

knowledge

and operational experience

with
international banking groups,

building teams and culture, and growing

business is

hugely beneficial to Barclays, and enables Nigel to contribute to the strategic direction and long

-term sustainable success

of Barclays. Nigel’s other current

principal external appointments include: non

-executive
Director, Tetra

Laval International S.A., and Chairman, Sadler’s Wells

Jes Staley, Group Chief Executive, Executive Director
Jes joined Barclays as Group

Chief Executive on 1 December 2015.

Jes

has nearly four decades of extensive experience in banking and financial services. He brings a wealth of investment banking

knowledge

to the Board as well as strong executive leadership, and this contribution is reflected in Barclays strategy and long

-term sustainable success of the business. He previously worked for more

than 30 years at JP Morgan, where he
initially trained as a commercial banker,

later advancing to the leadership of major businesses involving equities,

private banking

and asset
management, and ultimately heading the company’s

Global Investment Bank. Jes is currently a Board

member of the Institute of International
Finance.

Mike Ashley, Non-Executive Director
Mike joined the Board

as a

Non-Executive Director

in September 2013.

Mike has deep knowledge of accounting

auditing and associated regulatory
issues, having previously

worked

at KPMG for over

20 years. Mike’s former roles include acting as the

lead engagement

partner on

audits of large
financial services groups

including HSBC, Standard Chartered and

the Bank of England, as Head

of Quality and Risk management for KPMG

Europe
LLP (ELLP) and as KPMG UK's Ethics Partner.

The Board

benefits from his extensive experience in accounting, auditing and financial reporting, and therefore Mike contin

ues to contribute to the long-term sustainable success of the business. Mike’s other current principal external appointments
include: Member,

Cabinet Office Board,

Member,

International Ethics Standards Board for

Accountants, Member, Institute of Chartered
Accountants in England and Wales’ Ethics Standards

Committee, and Member,

Charity Commission.

Tim Breedon, Non-Executive Director
Tim joined the Board

as a

Non-Executive Director

in November

2012

and is Chairman of the

Board

Risk Committee.

Tim has extensive financial
services experience, knowledge

of risk management and UK and EU regulation, as well as understanding of key investor issues. He had a distinguished career with Legal & General, where

among other

roles, he was the

Group

CEO until June

2012,

and his experience enables Tim to
provide

challenge, advice and support to management on

business performance and decision-making. Tim’s other current principal external appointment include: Chairman, Apax Global Alpha

Limited.

Sir Ian Cheshire, Non-Executive Director
Sir Ian joined the Board

as a

Non-Executive Director

in April 2017

and is Chairman of Barclays UK PLC. He contributes to the Board substantial business experience particularly in the international retail sector from his lengthy executive career at Kingfisher Group

,

as well

as experience in
sustainability and environmental

matters, which are important to the Group’s

strategy and long-term sustainable success. Sir Ian holds strong credentials in leadership, is involved

with many charitable organisations, such as The Prince of Wales’ Charitable Foundation,

and is highly regarded
by the Government

for his work with various Government

departments. Sir Ian’s other current principal external appointments include: Chairman,
Menhaden plc, Chairman, Maisons du monde plc, Lead Non-

Executive director for

the Government

and Trustee, Institute

for Government.

Mary Anne Citrino, Non-Executive Director
Mary Anne was appointed to the Board

as a Non-Executive Director in July 2018.

Mary Anne is an experienced non-executive Director

with
considerable financial services and investment banking

experience, following an executive career

spanning over

20 years with Morgan Stanley. This
enables her to contribute

to the effectiveness of Barclays’ operations

,

strategy and long

-term sustainable success

of the business. Her current

other
non-executive

positions and senior advisory role with Blackstone, coupled with previous board

and senior management level positions

(with Dollar
Tree, Inc. Health Net, Inc. and

Blackstone Advisory Partners), contribute

to the wide ranging global, strategic and advisory experience she can provide

to the Board. Mary Anne’s other current

principal external appointments include, Non-Executive Director,

HP Inc., Non-Executive Directo

r,
Ahold Delhaize N.V. Non

-Executive Director,

Alcoa Corporation,

and Senior Advisor,

The Blackstone Group L.P.

Mohamed A. El-Erian,

Non-Executive Director
Dr. El-Erian was appointed

to the Board

as a

Non-Executive Director

on 1 January

2020. Mohamed is a highly respected economist and investor,
with considerable

experience in the asset management industry and multilateral institutions. He is chief economic advisor at Allianz SE, the corporate

parent of PIMCO (Pacific Investment Management

Company

LLC) where he formerly served as chief executive and

co-chief investment
officer. As

well as serving on several advisory committees and boards,

Dr. El-Erian is a regular

columnist for Bloomberg

Opinion and a contributing
editor at the Financial Times. He has also published widely on international economic and financial topics. He spent 15 years at the IMF where he
served as Deputy Director before

moving to the private sector and financial services. Mohamed’s acute knowledge and understanding of
international econom

ics and the

financial services sector strengthens the Board’s

capacity for overseeing

the strategic direction and development
of the Group.

Mohamed's knowledge

and experience enables him to contribute to the long-term sustainable success of the business. Mohamed’s
other appointments include Board

Member (Non-

Executive), Under Armour Inc., Senior advisor, Gramercy Funds

Management and Senior advisor,
Investcorp

Bank BSC.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Dawn Fitzpatrick, Non-Executive Director
Dawn Fitzpatrick was appointed

to the Board as a Non-Executive Director in September 2019.

Dawn is a

highly experienced

financial executive who
holds the role of Chief Investment Officer at Soros

Fund Management LLC. Her previous

experience includes 25 years with UBS and its predecessor
organisations, most recently as Head of Investments

for UBS Asset Management. Her knowledge

of the business

and markets in which the Group
operates further strengthens the depth and range

of relevant skills and experience across the Board. This enables Dawn to challenge and contribute effectively to the Group’s

operations and lon

g-term sustainable success of the

business. Dawns other current

principal external appointments
include: Member,

The New York

Federal Reserve’s Investor Advisory

Committee on Financial Markets and Advisory Board

and Member, Advisory
Board

and Investment Committee of the Open Society Foundations’ Economic

Justice Programme.

Mary Francis, CBE, Non-Executive Director
Mary Francis CBE joined the Board

as a

Non-Executive Director

in October 2016.

Mary has extensive and diverse board-

level experience across a
range of industries, including

her previous non

-executive directorships of the Bank of England,

Alliance & Leicester, Aviva, Centrica and Swiss Re
Group.

Through

her former senior executive positions with

HM Treasury,

the Prime Minister’s Office, and as Director General of the Association of
British Insurers, she brings to the Board

a strong understanding

of the interaction between public and private sectors, skills in strategic decision-
making and reputation management

and promotes strong

board governance values, which enables her to continue to contribute effectively to the long-term sustainable success of the Group.

Mary’s other current external principal

appointments include: non-

executive Director, Valaris

PLC,
Advisory Panel of The Institute of Business Ethics (Member)

and UK Takeover

Appeal Board (Member).

Crawford Gillies, Senior

Independent Director
Crawford

joined the Board as a Non-Executive Director

in May 2014

and was appointed Senior Independent Director in April 2018.

Crawford has
extensive business and management

experience at executive and board

level spanning over 30

years. Beneficial to

the Board and to Barclays’
strategy and long

-term sustainable success

is his key understanding

of stakeholder needs and his experience in international and cross sector organisations, strong leadership and strategic decision

-making. Crawford

brings to the Board

robust remuneration experience

gained from his
former

remuneration

committee chairmanships at Standard Life plc and other current positions. Crawford’s other current principal external
appointments include: Non-Executive Director,

SSE plc and Chairman, The Edrington Group.

Brian Gilvary, Non-Executive Director
Brian was appointed to the Board

as a

Non-Executive Director

on 1 February

2020. Brian has served as Chief Financial

Officer for BP

p.l.c since
2012.

He joined BP in 1986

after obtaining a PhD in Mathematics. After performing a broad range of commercial and financial roles across

all facets
of the group,

he became chief executive of BP’s integrated supply and trading function (2005

– 2009). Brian will

retire from BP

in June 2020. His
experience outside BP includes serving as a Non-

Executive Director and audit committee member

of Air Liquide S.A. and the

Royal

Navy. Brian also
chairs the ‘100 Group’

of the FTSE

100

Finance Directors and is Senior independent director

of the Francis Crick Institute.

Brian brings to the Board
his extensive experience

of management, finance and strategy gained at BP and other public and private boards.

His experience with, and
understanding

of, the challenges and opportunities inherent in advancing

a sustainable

energy future

will be invaluable as Barclays considers how

it
can help to accelerate the transition to a low carbon

world.

Tushar Morzaria, Group Finance Director, Executive Director
Tushar joined the Board

and Group

Executive Committee of Barclays in October 2013

as Group Finance Director.

Tushar is a chartered accountant
with over

25 years of strategic financial management, investment banking, operational and regulatory relations. He joined Barclays from JP Morgan,
where he held various senior roles including

CFO of

its Corporate

& Investment Bank at the time of the merger of the investment bank and the wholesale treasury/security services business. Tushar

currently chairs the Sterling Risk Free Reference Rates Working

Group.

Diane Schueneman, Non

-Executive Director
Diane joined the Board

as a

Non-Executive Director

in June 2015

and also Chairs

the Board of Barclays Execution

Services Limited

and is member of
Barclays US LLC, Barclays

US intermediate holding company.

She brings to Barclays a wealth of experience in managing global, cross-discipline business operations, client services and technology

in the financial

services industry, which enables her to

robustly challenge the Group’s

strategy
and support the long

-term sustainable success

of Barclays. Diane had an extensive career

at Merrill Lynch, holding

a variety of senior roles
including responsibility for banking, brokerage

services and technology provided

to the company’s retail

and middle market clients.

Stephen Shapiro, Company Secretary
Stephen was appointed Company

Secretary in November

2017

having previously served as the

Group

Company

Secretary and Deputy General
Counsel of SABMiller plc. Prior to this he practised law as a partner in a law firm in South Africa, and subsequently in corporate law and M&A at
Hogan Lovells in the UK. Stephen has extensive experience

in corporate

governance, legal, regulatory and

compliance matters. Stephen

serves as
Vice Chair of the GC100, the association of General Counsel and Company

Secretaries working in FTSE 100

companies, and has previously served
as Chairman of the ICC UK’s Committee on Anti-Corruption.

Group Executive Committee
Jes Staley, Group Chief Executive, Executive Director
See above for

full biography.

Tushar Morzaria, Group Finance Director, Executive Director
See above for

full biography.

Paul Compton, President Barclays Bank PLC
In his role as President of Barclays

Bank PLC (BBPLC), Paul oversees Executive Management

responsibilities associated with the operation

of the
legal entity for the Barclays International division,

and supports the Group

Chief Executive Officer in leading strategic pan-Barclays initiatives. He is accountable for BBPLC

subsidiaries including the US Intermediate Holding Company and

Barclays Bank Ireland; the Investment Bank Research
Team; and the governance

and regulatory obligations for BBPLC. Prior

to his appointment as

President of BBPLC in March 2019,

Paul served as
Group

Chief Operating Officer, and as Chief Executive Officer of Barclays

Execution Services

(BX). Paul

led BX's ambition to become a world

-class

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

provider

of simple,

efficient, innovative and secure operations

and technology

services to Barclays Group and its two operating divisions, Barclays
UK and Barclays International. He enhanced

Barclays’ operating structure

to drive efficiency across the organisation, working with the divisions to deliver stronger

outcomes for customers, clients, and shareholders. Before

joining Barclays in 2016,

Paul served for nearly two decades in a variety
of senior operating roles at JP Morgan

Chase, most recently as Chief Administrative Officer. Prior

roles included Chief Administrative Officer for the
Corporate

& Investment Bank and Deputy Head of Operations. Paul started his career at JP Morgan in 1997,

and first led

the overhaul of the
wholesale bank’s credit risk infrastructure, before

taking on the role of Chief Financial Officer for the Investment Bank. Previous

to JP Morgan, Paul
spent 10

years as Principal at Ernst & Young

in the Brisbane, Australia

and New Yor

k

offices.

Alistair Currie, Head of Barclays Corporate Banking
Alistair Currie joined Barclays in August

2017

as Chief

Operating Officer & Head of Product

for Corporate Banking

and is a

member of the Corporate
Banking and the Barclays International COO Executive Committees.

In October 2017

Alistair

became Co-Head of Corporate

Banking and in
September 2018

Alistair

was appointed as Head of Corporate

Banking. Prior

to joining Barclays, Alistair

was at the ANZ Banking Group

in Australia
where he most recently held the role

of Group

Chief Operating Officer, responsible for technology,

shared services, operations and property,

and
played a key role

in the ANZ’s digital transformation. Before

taking up this role in 2011,

he had previously joined ANZ in 2008

as Managing Director,
Transaction Banking. Before

ANZ, Alistair spent 18 years at HSBC in a variety of international banking roles in the UK, Middle East and

Asia
including President and CEO of HSBC, Taiwan,

between 2007

and 2008.

As Regional Head of Trade Services, HSBC Asia

Office in Hong

Kong

from
2004

to 2007,

Alistair

further developed

HSBC’s

market-leading trade finance position in the region and from

2001

to 2004, he was COO, Wells
Fargo

HSBC Trade Bank NA, San Francisco. With 27 years as a

banking profes

sional, Alistair

has a wealth of experience in institutional, large
corporate,

mid-corporate and

consumer client segments

as well as transaction banking, trade finance, cash management and technology,

and a
track record

in delivering business transformation

and high quality customer outcomes.

Stephen Dainton, Global Head of Markets
Stephen leads the business across Credit, Equities, Macro,

and Securitized Products. He has over

25 years of experience in global markets across
trading, sales, risk, capital markets, structuring, and research.

Stephen joined Barclays in September 2017

as Global Head of Equities.

Prior to
Barclays he spent 14

years at Credit Suisse where he served

as Co-Head of Global Markets for the EMEA region. He joined Credit Suisse in 2003 as
Head of Equity Distribution EMEA and went on to become

Head of Equities

for the region, before

assuming his global markets role. Previously,
Stephen worked

at Goldman Sachs as Head of US and International Equities, based in New York. He also held roles in

Equities at Donaldson, Lufkin
& Jenrette in both London

and New York.

Matt Hammerstein, Chief Executive Officer, Barclays UK
Matt Hammerstein is the CEO for Barclays

Bank UK, covering

Retail Banking, Business Banking, Barclaycard, Savings, Investments

and Wealth
Management. Prior

to becoming CEO, Matt was Head of Retail Lending covering

both the secured and unsecured lending

businesses.

Matt joined
Barclays in 2004

as Director of Group Strategy,

later progressing to become

the Group Chief of Staff;

a key

strategic role in which he provided

vital
support to the Group

CEO during the financial crisis. Matt went on to manage Barclays Group

Corporate

Strategy and Corporate Relations, Barclays
Customer and Client Experience in Retail and Business Banking and B

arclays UK Retail Products and

Segments. Before Joining Barclays, Matt was a
Senior Management Consultant at Marakon

Associates where he worked

for 12

years in the financial

services, consume products

and energy
sectors within the Americas and Europe.

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

(WilmerHale).

Joe McGrath, Global Head of Banking
Joe oversees the provision

of financial advisory, capital raising, financing and risk management services to corporations, governments

and financial
institutions worldwide. Banking

is comprised of the Coverage, Mergers and Acquisitions, and Capital Markets businesses. Based in New York,

Joe is
Chair of the Banking Executive Forum,

and is also a member of Barclays’ US Executive Committee. He also serves on the board of Barclays’ US
Intermediate Holding Company.

Joe is a steadfast advocate for diversity in the workplace, participating in numerous mentoring and

sponsorship
programs

across the firm, with

a particular focus on

promoting

emerging talent and women in Banking. He also sits on the Americas Citizenship
Council, which oversees strategic programs

to foster regional economic growth

and opportunity, and is the senior sponsor for the Unreasonable
Impact Program,

one of Barclays’ flagship Citizenship programs.

Laura Padovani, Group Chief Compliance Officer
Laura became Group

Chief Compliance Officer in

April 2018.

She joined Barclays as the Head of Global Compliance Services in 2015

and in 2016,
her role was expanded

to cover the Compliance Chief of Staff Office, where she would deputise for the Chief Compliance Officer in various
capacities. Laura joined from

American Express and has over 25

years of financial services experience. She started

her career with American
Express in Argentina

in 1991

where she established the

first Compliance office and co

-ordinated their Legal function. Laura moved

to New York

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

Compliance. Laura has been involved in many networking

initiatives for Women, both at
American Express and now

at Barclays.

Mark Ashton Rigby, Group Chief Operating Officer, Chief Executive Officer, BX
In his role as Group

Chief Operating Officer, Mark is responsible for

Barclays Operations and Technology,

leading on the ambition to be a world-
class provider

of simple,

efficient, innovative and secure Operation and

Technology

services to Barclays’ trading entities, generating sustainable

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

growth

and returns. Mark’s responsibilities also include Real Estate, Controls, and the Chief Data Office. Mark is also Chief Executive

Officer,
Barclays Execution Services (BX). In

that capacity,

Mark leads the continuous enhancement

of Barclays’ operating structure, to drive efficiency
across the organisation and generate

excellent outcomes for our customers and clients. Mark joined Barclays in September 2016 as Group Chief
Informatio

n

Officer. In this role, Mark was responsible for

the bank’s global technology systems and infrastructure, and led on the transformation of
the technology foundations

across our retail and wholesale businesses. The increased digitisation of our consumer offering demonstrates that our
technology infrastructure

and innovation capabilities are a competitive advantage for Barclays, building a compelling client value proposition. Prior
to joining Barclays, Mark was

Chief Information Officer for JP

Morgan’s Corpo

rate and Investment bank. Prior to that, he held various Senior
Technology

roles at UBS and Deutsche Bank.

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

Ashok Vaswani, Global Head of Consumer Banking & Payments
Ashok Vaswani is the

Global Head of Consumer Banking and

Payments overseeing

the execution of plans for the Group's consumer

banking,
private banking and payments

businesses in the UK and internationally. Prior

to this Ashok was the CEO for Barclays Bank UK, covering

Retail
Banking, Wealth, Business Banking and

Barclaycard

UK. Ashok joined Barclays in 2010,

managing the credit card busin

ess

across the UK, Europe
and the Nordics, becoming

chairman of Entercard.

He went on to manage Barclays in Africa, Barclays Retail Business Bank globally and Barclays
Personal and Corporate

Banking. Ashok is a member of Barclays Executive Committee, and a board member for

Pratham Board and

the Trustee
Board

at Citizens Advice. He also sits on the advisory boards of a number of institutions such as Rutberg & Co and is Founder Director of Lend-a-
Hand, a non

-profit organisation focused

on rural education in India. Ashok has previously served as a Non-Executive Director on the Board of
Barclays Africa Group

Limited, The Board of Directors, Telenor

ASA and the advisory boards of S. P. Jain Institute of

Management, Insead Singapore
and Visa Asia Pacific. Prior to Barclays, Ashok was

a partner

with a JP Morgan Chase funded private equity firm – Brysam Global Partners, which was focused on building

retail financial service businesses

in emerging

markets. Ashok has demonstrated a passion for building and managing businesses across the globe. He started his career in Mumbai, India and since then, has worked and lived in Asia, Europe, the Middle East and the
US. Ashok spent twenty years with Citigroup. His last position at Citigroup was CEO, Asia Pacific. Ashok was

also a member of the Citigroup
Operating Committee, the Citigroup Management

Committee, and the Global Consumer Planning

Group.

C.S. Venkatakrishnan (“Venkat”), Group Chief Risk Officer
Venkat joined as Chief Risk Officer

in March 2016.

Venkat is responsible for helping to define, set and manage the risk profile of Barclays. He heads the risk management organisation across the Group

and has oversight responsibility for Compliance. Venkat has 25 years of financial market and risk management expertise. He previously worked

at JP Morgan,

from 1994,

holding senior roles in Risk,

Investment and Asset

Management.
Venkat is the executive

sponsor for Embrace,

the global multi-cultural network at Barclays.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Section 13(r) to the US Securities

Exchange Act

of 1934 (Iran sanctions and related disclosure)
Section 13(r)

of the U.S.

Securities Exchange Act of 1934,

as amended (the “Exchange Act”) requires each SEC reporting

issuer to disclose in

its
annual and, if applicable, quarterly

reports whether

it or any of its

affiliates have knowingly

engaged in certain activities, transactions or dealings
relating to Iran

or with the Government

of Iran or certain designated natural persons

or entities

involved in terrorism

or the proliferation of weapons
of mass destruction during the period

covered

by the report. The requirement includes disclosure of activities not prohibited by U.S. or other law even if conducted

outside the U.S.

by non

-U.S. companies or affiliates in compliance with local law. Pursuant to Section 13(r)

of the Exchange Act
we note the following in relation to activity occurring

in 2019,

the period covered by this annual report, or in relation to activity we became aware of in 2019

relating to disclosable

activity prior to the reporting

period. Except as noted below, Barclays intends to continue the activities described.

Barclays does not allocate profits at the level of these activities,

which in any event would not be significant, and we therefo

re report

only gross
revenue

where measurable.

Barclays attributed revenue

of approximately GBP

665 in 2019

in relation to the activities

disclosed below.

Legacy Guarantees
Between 1993

and 2006,

Barclays entered into several guarantees for

the benefit of Iranian banks in connection with the supply of goods and services by Barclays customers to Iranian

buyers. These were counter

guarantees issued to the Iranian banks to support guarantees issued by these
banks to the Iranian buyers.

The Iranian banks and a number

of the Iranian buyers were

subsequently designated as

Specially Designated Nationals
and Blocked Persons

(“SDN”) by the U.S. Department of the Treasury,

Office of Foreign

Assets

Control (“OFAC”).

In addition, between 1993

and
2005,

Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to the Weapons of Mass
Destruction Proliferators Sanctions Regulations

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

Barclays is not able to exit its obligations under

the guarantees unilaterally, and thus maintains a limited legacy portfolio of these guarantees. The
guarantees were in compliance with applicable laws and regulations at the time at which they were entered

into. Barclays intends to terminate the
guarantees where

an agreement can be reached

with the counterparty,

in accordance with applicable laws and regulations.

Barclays attributed

no revenue

in 2019

in relation to this

activity.

Lease Payments
Barclays is party to a long

-term lease, entered into in 1979, with the National Iranian

Oil Company (“NIOC”), pursuant to which Barclays rents part
of NIOC House in London

for a Barclays bank branch.

The lease is

for 60 years, contains no early termination clause, and has 20 years remaining.
Barclays makes quarterly

lease payments in GBP to an entity that is owned

by the Government

of Iran. The payments are made in accordance

with
applicable laws and regulations. Barclays

attributed no revenue

in 2019

in relation to this

activity.

Local Clearing Systems
Banks in the United Arab Emirates (“UAE”), including

certain Iranian banks that are SDNs, participate in the various banking payment and
settlement systems used in the UAE (the “UAE

Clearing Systems”). Barcl

ays, by virtue of its banking activities in the UAE, participates in the UAE
Clearing Systems, in accordance

with applicable laws and regulations. However,

in order to help mitigate the risk of engaging

in transactions in
which participant Iranian

SDN banks

may be involved, Barclays

has implemented restrictions relating to its involvement in the

UAE Image Cheque
Clearance System and the UAE

Funds Transfer

System activity, as well as restricting activity

via the Wages Protection Scheme. Barclays attributed
no

revenue

in 2019

in relation to this

activity.

Payments Notified
A Barclays customer was designated pursuant

to the Global Terrorism Sanctions Regulations (“GTSR”) in March 2016.

Barclays continues to
receive credit card repayments

from this customer in accordance with applicable laws and regulations. A block continues to be applied to the card to prevent any further

spending. Barclays attributed revenue

of approximately GBP

480 in 2019

in relation to this

activity.

In 2019,

Barclays processed three

euro payments

relating to overflight charges, a portion of which were

for the overflight of Iranian

airspace. It is
presumed that the ultimate beneficiary of the outbound

payments was a Government of Iran

owned entity. The payments were

made in
accordance

with applicable laws

and regulations. No

payments were made directly to Iran

or any entity owned or

controlled by

the Government of
Iran. Although

OFAC has issued a general license relating to payments for

overflights of Iranian airspace, it does not technically apply to aircraft owned by

non-U.S. persons, or registered

outside of the U.S.

Barclays attributed

revenue

of approximately GBP

30 in 2019

in relation to this

activity.

Barclays maintains customer relationships with UK

-incorporated

medical manufacturing companies. In 2018

and 2019, Barclays processed

several
payments, for

the benefit of our customer, relating to the export

of medical devices to privately-owned

Iranian entities.

The end users of these
medical devices include hospitals or clinics that may be owned or controlled

by the Government of Iran. The payments

were made in accordance
with applicable laws and regulations. All payments

were received

from the privately-owned

Iranian entities;

no payments were

received directly
from any entity owned

or controlled

by the Government of Iran. Although

OFAC has issued general licenses relating to the sale of medical devices,
they do not technically apply to sales of non

-U.S. origin items by non-

U.S. persons. Barclays attributed revenue of approximately

GBP 60 in 2019

in
relation to this activity.

Barclays maintains customer relationships with several

individuals who work for

UK-ba

sed entities

that are ultimately owned

by the Government

of
Iran and are

OFAC SDNs. Payments are received,

in GBP,

from a UK-based payment

services company,

in cash, or from the customer’s account at
another UK

-based financial institution,

and are credited to the customers’ accounts with

Barclays. The payments are

processed in accordance

with
applicable laws and regulations. No payments are received

directly from any entity owned

by the Government

of Iran or any

OFAC SDN. Barclays
attributed no revenue

in 2019

in relation to this activity.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Barclays maintains a relationship with HM Revenue

& Customs (“HMRC”), a UK government

agency, which

receives funds from an Iranian

SDN
financial institution in relation to the settlement of tax liabilities with the UK Government. The payments

are received by

Barclays and credited to
the HMRC account. The payment

activity is covered by

a license issued

by UK HM Treasury.

Barclays attributed

revenue

of approximately GBP

40 in
2019

in relation to this activity.

Barclays processed three

transactions to embassies of the Government

of Iran in the European

Union in relation to fees for renewing Iranian
passports or replacing

Iranian passports that had been lost or stolen. The payments were processed in accordance with

applicable laws and
regulations. Barclays

attributed revenue

of approximately GBP

55 in 2019

in relation to this

activity.

In April 2019,

a Barclays customer was designated by OFAC as an

SDN pursuant to the GTSR. Barclays exited the relationship with the customer and their account was closed. Barclays attributed

no revenue

in 2019

in relation to this

activity.

Barclays remitted

one transaction to the Embassy of the Government

of Iran in the UK in relation to redress owed to the Embassy following the
application of an incorrect

foreign exchange

rate being applied to a payment the Embassy remitted from Barclays in 2012,

which was identified
during

a remediation project. The one-time payment was processed

in accordance with applicable laws and regulations. Barclays attributed no revenue

in 2019

in relation to this activity.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Summary of Barclays Group share and cash plans and long

-term incentive plans

Barclays operates a number

of share, cash and long-term incentive plans. The principal plans used for awards made in or, in respect of, the 2019
performance

year are shown in the table below. Awards

are granted by

the Barclays PLC Board

Remuneration

Committee (the

“Committee”), and
are subject to the applicable plan rules (as amended

from time to time). Share awards are granted

over ordinary

shares in Barclays PLC (“Shares”).
Barclays has a number

of employee benefit trusts which operate in conjunction

with these

plans. In some cases the trustee purchases Shares in the
market to satisfy awards; in others,

new issue

or treasury Shares may be used to satisfy awards

where the appropriate

shareholder

approval has
been obtained.

Summary of principal

share and cash plans and long-term incentive plans

Name of plan Eligible employees
Executive
Directors
eligible Delivery
Design

details
Deferred Share
Value Plan
(DSVP)
All employees
(excluding
Directors)

No
Deferred Share

awards, typically
released in instalments over

a
three, five or seven year period,
dependent on

future service and
subject to malus provisions
-

Plan typically used for mandatory

deferral of a
proportion

of bonus into Shares where bonus is
above a threshold (set annually by

the Committee).
-

This plan typically works in tandem with the CVP
(below).
-

DSVP awards vest over

three, five or seven years
dependent on

future service.
-

Vesting is subject to malus, suspension

provisions
and the other provisions of the rules of the DSVP.
-

For awards

granted before

2018, dividend
equivalents may be released based on the

number
of Shares under

award that are released.
-

On cessation of employment, eligible leavers (as

set
out in the rules of the DSVP) normally

remain
eligible for release (on the scheduled release

dates)
subject to the Committee and/or

trustee discretion.
For other

leavers, awards will normally lapse.
-

On change of control, awards

may vest at the
Committee’s and/or trustee’s discretion.
-

For DSVP awards

made to Material Risk Takers
(“MRTs”), a

holding period

of either 6 or 12 months
will apply to Shares (after tax) on release.
Share Value Plan
(SVP)
All employees
(including
executive
Directors)

Yes
Deferred Share

awards, typically
released in instalments over

a
three, five or seven year period,
dependent on

future service and
subject to malus provisions
-

The SVP is in all material respects the same as the
DSVP described above.

The principle differences are
that (i) executive Directors may

only participate in
the SVP and (ii) under the DSVP,

if a MRT whose
award is deferred

over five or seven years resigns
after the third anniversary of grant, they will
automatically be treated as an eligible leaver

in
respect of any unvested

tranches of that award.
Cash Value Plan
(CVP)
All employees
(excluding
Directors)

No
Deferred cash award

typically
released in instalments over

a
three, five or seven year period,
dependent on

future service and
subject to malus provisions
-

The CVP is typically used for mandatory

deferral of
a proportion

of bonus where bonus is above a
threshold (set annually by the Committee.
-

This plan typically works in tandem with the DSVP.
-

CVP awards vest

over three, five or seven years
dependent on

future service.
-

Vesting is subject to malus, suspension

provisions
and the other provisions of the rules of the CVP.
-

Participants granted

awards before

2019

may be
awarded

a service credit of 10% of the initial value
of the award

on the third anniversary of a grant.
-

Change of control and

leaver provisions are as for
DSVP.
Barclays Long
Term Incentive
Plan (LTIP)
Selected
employees
(including
executive
Directors)
Yes
Awards

over Shares subject to
risk-adjusted performance
conditions and malus provisions
-

Awarded

on a discretionary basis with participation
reviewed by

the Committee.
-

Awards

only vest if the risk-adjusted performance
conditions are satisfied over

a three year period.
-

LTIP awards

vest over seven years dependent

on
future service.
-

Vesting is subject to malus, suspension

provisions
and the other provisions of the rules of the LTIP.
-

Any Shares released under

the LTIP award

(after
payment of tax) will be subject to an additional

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

holding peri

od of no less than

the minimum
regulatory

requirements

(currently 12 months).
-

On cessation of employment, eligible leavers
normally remain eligible for release (on

the
scheduled release dates) pro

-rated for time and
performance.

For other

leavers, awards will
normally lapse.
-

On change of control, awards

may vest at the
Committee’s discretion.
Sharesave All employees in
the UK and
Ireland
Yes
Options over

Shares at a discount
of 20%, with Shares delivered or
cash value of savings returned
after three to five years
-

HMRC tax advantaged plan in the UK

and approved
by the Revenue Commissioners in

Ireland.
-

Opportunity to purchase

Shares at a discount price
(currently

a 20% discount) set on award date with
savings made over

three or five year term.
-

Maximum individual savings of £300

per month or
the Euro equivalent in Ireland.
-

On cessation of employment, eligible leavers may
exercise options and acquire Shares to

the extent of
their savings for six months.
-

On change of control, participants may exercise
options and acquire Shares to the extent of their
savings for six months.
Sharepurchase All employees in
the UK
Yes
Shares purchased from

gross
salary deductions and
Dividend/Matching Shares are
held in trust for three to five years
-

HMRC tax advantaged plan in the UK.
-

Participants may purchase

up to £1,800

of Shares
each tax year (“Partnership

Shares”).
-

Barclays matches the first £600

of Partnership
Shares on a one for

one basis for each tax year
(“Matching Shares”).
-

Dividends received are awarded

as Dividend Shares.
-

Partnership Shares may be withdrawn

at any time
(though

if removed prior

to three years from award,
the corresponding

Matching Shares are forfeited).
-

Depending on

reason for and timing of leaving,
Matching Shares may be forfeited.
-

On change of control, participants are able

to
instruct the Sharepurchase

trustee how to act or
vote on their behalf in relation to their Shares.
Global
Sharepurchase
Employees in
certain non-UK
jurisdictions
Yes
Shares purchased from

net salary
deductions and
Dividend/Matching Shares are
held in trust for three to five years
-

Global Sharepurchase

is an

extension of the
Sharepurchase

plan (above).
-

Operates in substantially the same way as
Sharepurchase

but without the tax

advantages.

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Related undertakings
The Barclays Group’s

corporate

structure consists
of a number

of related undertakings, comprising
subsidiaries, joint ventures, associates and
significant other interests. A full list of these
undertakings, the country of incorporation

and the
ownership of each share class is set out below.

The
information is provided

as at

31 December

2019.
The entities are grouped

by the countries in which
they are incorporated.

The profits earned by the
activities of these entities are in some cases taxed
in countries other

than the country

of
incorporation.

Barclays’ 2019

Country Snapshot
provides details of where the Group

carries on its
business, where its profits are subject to tax

and
the taxes it pays in each country

it operates in.
Wholly owned subsidiaries
Unless otherwise stated the undertakings below

are
wholly owned and

consolidated by Barclays and
the share capital disclosed comprises ordinary
and/or common

shares, 100% of the nominal
value of which is held by Barclays

Group
subsidiaries.
Notes
A
Directly

held by Barclays

PLC
Shares, Class

E Ordinary

Shares, Class E
B
Partnership

Interest
Preference

Shares, Class

F Ordinary

Shares,
C
Membership

Interest
Class F Preference

Shares, Class

H 2012
D
Trust

Interest
Ordinary

Shares, Class

H 2012 Preference
E Guarantor
Shares, Class

H Ordinary

Shares, Class H
F
Preference

Shares
Preference

Shares, Class

I Preference

Shares,
G A Preference Shares
Class J Ordinary

Shares, Class

J Preference Shares
H
B Preference

Shares
W
First Class

Common Shares, Second Class
I
Ordinary/Common

Shares in

addition

to other
Common Shares
shares X PEF Carry Shares
J
A Ordinary

Shares
Y
EUR Tracker

1 Shares,

GBP Tracker 1 Shares,
K
B Ordinary

Shares
USD Tracker

1 Shares,

USD Tracker

2 Shares, USD
L
C Ordinary

Shares
Tracker

3 Shares
M
F Ordinary

Shares
Z
Not Consolidated

(see Note35 Structured
N
W Ordinary

Shares
entities)
O
First Preference

Shares, Second

Preference
AA
USD Linked Ordinary

Shares
Shares BB
Redeemable Class

B Shares
P
Registered

Address

not in country of
CC
Capital Contribution

Shares
incorporation DD Nominal Shares
Q
Core Shares, Insurance

(Classified)

Shares
EE
Class A Redeemable

Preference

Shares
R
B, C, D,

E (94.36%), F (94.36%), G (94.36%), H
FF
Class B

Redeemable Preference

Shares
(94.36%), I (94.36%),

J (95.23%) and

K Class
GG
A Shares – Tranche

I, Premium – Tranche

I, C
Shares
Shares – Tranche

II, Premium – Tranche

II
S
A Unit Shares,

B Unit Shares
HH
Class A Unit

Shares
T
Non-Redeemable Ordinary

Shares
U
C Preference

Shares, D

Preference

Shares
V
Class A Ordinary

Shares, Class

A Preference
Shares,

Class B

Ordinary

Shares, Class C
Ordinary

Shares, Class

C Preference

Shares,
Class D

Ordinary

Shares, Class D

Preference
Wholly owned subsidiaries Note Wholly owned subsidiaries Note Wholly owned subsidiaries Note
United Kingdom
Barclays

SAMS Limited
Kirsche

Investments

Limited
- 1 Churchill Place, London,

E14 5HP
Barclays

Security Trustee

Limited
A
Long Island

Assets

Limited
Aequor Investments

Limited
Barclays

Services (Japan)

Limited
Maloney Investments

Limited
Ardencroft

Investments

Limited
Barclays

Shea Limited
Menlo Investments

Limited
B D & B

Investments

Limited
Barclays

Singapore Global Shareplans
Mercantile

Credit

Company Limited
B.P.B.

(Holdings)

Limited
Nominee Limited
Mercantile

Leasing Company

(No.132)

Limited
Barafor Limited
Barclays

Term Funding

Limited Liability
B
MK Opportunities

LP
B
Barclay

Leasing Limited
Partnership
Murray House

Investment

Management Limited
Barclays

(Barley) Limited
J, K
Barclays

UK Investments

Limited
Naxos Investments

Limited
Barclays

Aldersgate Investments

Limited
Barclays

Unquoted Investments

Limited
North Colonnade Investments

Limited
Barclays

Asset Management

Limited
Barclays

Unquoted Property Investments
Northwharf Investments

Limited
I, X
Barclays

Bank PLC
A, F, I Limited
Northwharf Nominees

Limited
Barclays

Bank UK PLC
A
Barclays

Wealth Nominees Limited
PIA England No.2 Limited

Partnership
B
Barclays

Capital Asia

Holdings

Limited
Barclayshare

Nominees Limited
Real Estate

Participation

Management Limited
Barclays

Capital Finance

Limited
Barcosec Limited
Real Estate

Participation

Services Limited
Barclays

Capital Japan

Securities

Holdings
Barsec Nominees

Limited
Relative

Value Investments

UK Limited

Liability
B
Limited
BB Client

Nominees Limited
Partnership
Barclays

Capital Nominees

(No.2) Limited
BMBF (No.24) Limited
Relative

Value Trading

Limited
Barclays

Capital Nominees

(No.3) Limited
BMI (No.9) Limited
Roder Investments

No. 1 Limited
I, Y
Barclays

Capital Nominees

Limited
BNRI ENG 2013

Limited Partnership
B
Roder Investments

No. 2 Limited
I, Y
Barclays

Capital Principal

Investments

Limited
BNRI ENG 2014

Limited Partnership
B
RVT CLO Investments

LLP
B
Barclays

Capital Securities

Client Nominee
BNRI ENG GP LLP B
Solution Personal Finance

Limited
Limited
BNRI England 2010

Limited Partnership
B
Surety Trust

Limited
Barclays

Capital Securities

Limited
F, I
BNRI England 2011

Limited Partnership
B
Sustainable Impact

Capital Limited
Barclays

CCP Funding LLP
B
BNRI England 2012

Limited Partnership
B
Swan Lane Investments

Limited
Barclays

Converted

Investments

(No.2) Limited
Carnegie Holdings

Limited
I, J, K
US Real Estate

Holdings

No.1 Limited
Barclays

Direct

Investing

Nominees Limited
Chapelcrest

Investments

Limited
US Real Estate

Holdings

No.2 Limited
Barclays

Directors

Limited
Clydesdale

Financial

Services Limited
US Real Estate

Holdings

No.3 Limited
Barclays

Equity Holdings

Limited
Cobalt Investments

Limited
Wedd Jefferson

(Nominees) Limited
Barclays

Execution Services

Limited
A
Cornwall Homes Loans

Limited
Westferry

Investments

Limited
Barclays

Executive

Schemes Trustees

Limited
CP Flower Guaranteeco

(UK) Limited
E
Woolwich Homes

Limited
Barclays

Financial

Planning Nominee Company
CPIA England 2009

Limited Partnership
B
Woolwich Qualifying

Employee Share
Limited
CPIA England No.2 Limited

Partnership
B
Ownership

Trustee

Limited
Barclays

Funds

Investments

Limited
DMW Realty Limited
Zeban Nominees

Limited
Barclays

Global Shareplans

Nominee Limited
Dorset Home Loans

Limited
- Hill House,

1 Little New Street, London,
Barclays

Group Holdings

Limited
Durlacher

Nominees Limited
EC4A 3TR
Barclays

Group Operations

Limited
Eagle Financial

and Leasing

Services (UK)
Barclays

Nominees (Branches)

Limited (In
Barclays

Industrial

Development Limited
Limited Liquidation)
Barclays

Industrial

Investments Limited
Equity Value

Investments

No.1 Limited
Barclays

Nominees (K.W.S.) Limited

(In
Barclays

Insurance

Services Company

Limited
Equity Value

Investments

No.2 Limited
Liquidation)

(Dissolved

on 22 January 2020)
Barclays

Investment

Management Limited
Finpart

Nominees Limited
Gerrard Management

Services Limited

(In
Barclays

Investment

Solutions Limited
FIRSTPLUS

Financial

Group Limited
Liquidation)
Barclays

Leasing (No.9) Limited
Foltus Investments

Limited
Lombard Street

Nominees Limited

(In
Barclays

Long Island Limited
Global Dynasty

Natural Resource

Private
B Liquidation)
Barclays

Marlist Limited
Equity Limited

Partnership
Ruthenium

Investments

Limited (In
Barclays

Mercantile

Business

Finance Limited
Globe Nominees Limited Liquidation)
Barclays

Nominees (George Yard)

Limited
Hawkins

Funding

Limited
Woolwich Plan Managers

Limited (In
Barclays

Pension Funds

Trustees

Limited
Heraldglen

Limited

I, O
Liquidation)
Barclays

Principal

Investments

Limited
A, J, K
J.V. Estates

Limited
Woolwich Surveying

Services Limited

(In
Barclays

Private Bank
Isle of Wight Home Loans Limited lLquidation)

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Related undertakings continued
Wholly owned subsidiaries Note Wholly owned subsidiaries Note Wholly owned subsidiaries Note
- 1 More London

Place, London

SE1 2AF
China
- 13 Castle Street, St. Helier,

JE4 5UT
CP Propco 1 Limited

(In Liquidation)
- Room 213,

Building

1, No. 1000

Chenhui
Barclays

Index Finance

Trust
S
CP Propco 2 Limited

(In Liquidation)
Road,

Zhangjiang

Hi-Tech Park, Shanghai
- Lime Grove House,

Green Street, St Helier,
CP Topco Limited

(In Liquidation)
J, K
Barclays

Technology Centre

(Shanghai)
JE1 2ST
- 5 The North Colonnade,

London,

E14 4BB
Company Limited

(In Liquidation)
Barbridge Limited

(In Liquidation)
I, DD
Leonis Investments

LLP
B
- 13 Library Place, St

Helier, JE4 8NE
- Aurora Building,

120 Bothwell Street,
Germany
Barclays

Nominees (Jersey) Limited
Glasgow, G2 7JS
- TaunusTurm,

Taunustor

1, 60310,

Frankfurt
Barclaytrust

Channel

Islands Limited
R.C. Grieg Nominees

Limited
Barclays

Capital Effekten

GmbH
- Estera Trust

(Jersey) Limited, 13-14
-

50 Lothian

Road, Festival Square, Edinburgh,
- Stuttgarter Straße 55

-57,

73033

Göppingen
Esplanade, St Helier,

JE1 1EE
EH3 9WJ
Holding Stuttgarter

Straße GmbH
MK Opportunities

GP Ltd
BNRI PIA Scot GP Limited
BNRI Scots GP,

LLP
B Guernsey Korea, Republic of
Pecan Aggregator LP B
- P.O. Box

33, Dorey

Court, Admiral Park, St.
- A-1705

Yeouido

Park Center, 28-3
- Logic House,

Waterfront Business

Park,

Peter Port,

GY1 4AT
Yeouido

-dong,

Yeongdeungpo

-gu, Seoul
Fleet Road,

Fleet, GU51 3SB
Barclays

Insurance

Guernsey PCC Limited
Q
Barclays

Korea GP Limited
The Logic Group

Enterprises

Limited
- PO BOX 41,

Floor 2, Le Marchant House,

Le
The Logic Group

Holdings

Limited
J

Truchot,

St Peter Port,

GY1 3BE
Luxembourg
- 9, allée Scheffer, L-2520,

Luxembourg
Barclays

Nominees (Guernsey)

Limited
- 9, allée Scheffer, L-2520
Barclays

Claudas

Investments

Partnership
B, P
Barclays

Alzin Investments

S.à r.l.
Barclays

Pelleas Investments

Limited
B, P
Hong

Kong
Barclays

Bayard

Investments

S.à r.l.
J, K
Partnership
- 42nd

floor Citibank

Tower, Citibank Plaza,
Barclays

Bedivere

Investments

S.à r.l.
Blossom Finance

General Partnership
B, P 3 Garden Road
Barclays

Bordang Investments

S.à r.l.
Barclays

Bank (Hong Kong Nominees)

Limited
Barclays

BR Investments

S.à r.l.
Argentina (in Liquidation)
Barclays

Cantal Investments

S.à r.l.
- 855 Leandro

N.Alem Avenue, 8th Floor,
Barclays

Capital Asia

Nominees Limited

(In
Barclays

Capital Luxembourg S.à r.l.
Buenos

Aires
Liquidation)
Barclays

Capital Trading

Luxembourg S.à r.l.
J, K
Compañía Sudamerica

S.A.
- Level 41,

Cheung Kong

Center, 2 Queen's
Barclays

Claudas

Investments

S.à r.l.
- Marval, O’Farrell &

Mairal, Av. Leandro

N.
Road, Central
Barclays

Equity Index

Investments

S.à r.l.
Alem 882,

Buenos

Aires, C1001AAQ
Barclays

Asia Limited

(In Liquidation)
Barclays

International

Luxembourg Dollar
Compañia Regional del

Sur S.A.
Barclays

Capital Asia

Limited
Holdings

S.à r.l.
Barclays

Lamorak Investments

S.à r.l.
T
Brazil India
Barclays

Leto Investments

S.à r.l.
- Av. Brigadeiro

Faria Lima, No. 4.440,

12th
- 208 Ceejay House,

Shivsagar Estate, Dr A
Barclays

Luxembourg EUR Holdings

S.à r.l
T
Floor, Bairro Itaim Bibi,

Sao Paulo, CEP,
Beasant Road,

Worli, Mumbai, 400

018
Barclays

Luxembourg Finance S.à r.l.
04538

-132
Barclays

Securities

(India) Private

Limited
Barclays

Luxembourg GBP Holdings

S.à r.l.
T
Barclays

Brasil

Assessoria

Financeira Ltda.
Barclays

Wealth Trustees

(India) Private Limited
Barclays

Luxembourg Global Funding

S.à r.l.
BNC Brazil Consultoria

Empresarial

Ltda
- 5
th

to 12
th

Floor, Building

G2, Gera
Barclays

Luxembourg Holdings

S.à r.l.
I, AA
Commerzone SEZ, Survey

No.65, Kharadi,
Barclays

Luxembourg Holdings

SSC
B
Canada Pune, 411014
Barclays

Pelleas Investments

S.à r.l.
- 333 Bay Street, Suite 4910,

Toronto

ON M5H
Barclays

Global Service Centre

Private Limited
- 68-70

Boulevard de

la Petrusse, L-2320
2R2
- Level 10,

Block B6, Nirlon

Knowledge Park,
Adler Toy

Holding Sarl
Barclays

Capital Canada

Inc.

Off Western Express Highway,

Goregaon
- Stikeman Elliot LLP, 199

Bay Street, 5300
(East), Mumbai, 40063 Mauritius
Commerce Court

West, Toronto

ON M5L 1B9
Barclays

Investments

& Loans (India)

Private
F, I
- C/O Rogers

Capital Corporate Services
Barclays

Corporation Limited
Limited Limited, 3
rd

Floor, Rogers

House,

No.5
- 5 The North Colonnade

London,

E14 4BB
Ireland
President

John Kennedy

Street, Port Louis
CPIA Canada Holdings B, P
- One Molesworth

Street, Dublin

2, D02RF29
Barclays

Capital Mauritius

Limited

Barclaycard

International

Payments

Limited
Barclays

Capital Securities

Mauritius Limited
Cayman Islands
Barclays

Bank Ireland

Public Limited Company
- Fifth Floor, Ebene

Esplanade, 24

Cybercity,
- Maples Corporate Services

Limited, PO Box
Barclays

Europe Client

Nominees Designated
Ebene

309, Ugland

House,

George Town, Grand
Activity Company
Barclays

Mauritius

Overseas

Holdings Limited
Cayman, KY1

-1104
Barclays

Europe Firm Nominees

Designated
Alymere Investments

Limited
G, H, I Activity Company Mexico
Analytical Trade

UK Limited
Barclays

Europe Nominees Designated

Activity
- Paseo de la Reforma 505,

41

Floor, Torre
Barclays

Capital (Cayman)

Limited
Company
Mayor, Col. Cuauhtemoc,

CP 06500
Barclays

Securities

Financing

Limited
F, I
- 25-28 North

Wall Quay, Dublin 1,

D01H104
Barclays

Bank Mexico, S.A.
K, M
Braven

Investments

No.1 Limited
Erimon Home

Loans Ireland

Limited
Barclays

Capital Casa

de Bolsa,

S.A. de C.V.
K, M
Calthorpe Investments

Limited
Grupo Financiero

Barclays

Mexico, S.A. de C.V.
K, M
Capton Investments

Limited
Isle of Man
Servicios Barclays,

S.A. de C.V.
Claudas

Investments

Limited
I,EE,FF
- P O Box 9,

Victoria Street, Douglas,

IM99 1AJ
Claudas

Investments

Two Limited
Barclays

Nominees (Manx) Limited
Monaco
CPIA Investments

No.1 Limited
V
Barclays

Private Clients

International

Limited
J, K
- 31 Avenue de la Costa,

Monte Carlo BP

339
CPIA Investments

No.2 Limited
F, I
Barclays

Private Asset

Management (Monaco)
Gallen Investments

Limited
Japan S.A.M
Hurley

Investments

No.1 Limited
- 10-1,

Roppongi

6-chome, Minato

-ku,
JV Assets

Limited
L Tokyo Netherlands
Mintaka Investments

No. 4 Limited
Barclays

Funds

and Advisory Japan

Limited
- Prins Bernhardplein

200, 1097

JB
OGP Leasing Limited
Barclays

Securities

Japan Limited
Amsterdam
Palomino Limited Z
Barclays

Wealth Services

Limited
Chewdef

BidCo BV.

(In Liquidation)
Pelleas Investments

Limited
Pippin

Island

Investments

Limited
Jersey Philippines
Razzoli Investments

Limited

F, I
- 2
nd

Floor, Gaspé House,

66-72

Esplanade,
- 21/F,

Philamlife Tower, 8767

Paseo de
RVH Limited

F, I
St. Helier, JE1 1GH Roxas, Makati City, 1226
Wessex Investments

Limited
CP Newco 1 Limited (In

Liquidation)
Meridian

(SPV-AMC) Corporation
- Walkers Corporate Limited,

Cayman
CP Newco2 Limited

(In Liquidation)
J, K
Corporate Centre, 27

Hospital

Road, George
CP Newco3 Limited

(In Liquidation)
Saudi Arabia
Town, KY1

-

9008
Barclays

Services Jersey

Limited
- 3
rd

Floor Al Dahna Center, 114

Al-Ahsa
Long Island

Holding B

Limited
- 39 - 41

Broad Street, St Helier, JE2 3RR
Street, PO Box 1454,

Riyadh 11431
Barclays

Wealth Management

Jersey Limited
Barclays

Saudi Arabia (In Liquidation)
BIFML PTC

Limited

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Related undertakings

continued

Wholly owned subsidiaries Note Wholly owned subsidiaries Note Other Related Undertakings % Note
Singapore
Analytical Trade

Holdings

LLC
Cayman Islands
- 10 Marina Boulevard,

#24-01

Marina Bay
Analytical Trade

Investments

LLC
BB
-PO Box 309GT,

Ugland House,

Financial Centre,

Tower 2, 018983
- 100

South West Street, Wilmington

DE 19801
South Church

Street, Grand
Barclays

Capital Futures

(Singapore) Private
Barclays

Dryrock Funding

LLC
C
Cayman,

KY1-1104
Limited
Wilmington Riverfront

Receivables LLC
J, K
Cupric

Canyon Capital

LP
41.09 HH, Z
Barclays

Capital Holdings

(Singapore) Private
- 15 East North

Street, Dover DE 19801
Cupric

Canyon Capital

GP Limited
50.00 Z
Limited
Barclays

Services LLC
C
Southern Peaks

Mining LP
55.69 HH, Z
Barclays

Merchant

Bank (Singapore) Ltd.
- CT Corporation

System, 225

Hillsborough
SPM GP Limited 90.10 Z
Street, Raleigh,

NC 27603
Third

Energy Holdings

Limited
78.94

F, J, K,

Z
Spain
Barclays

US GPF Inc.
Germany
- Calle Jose, Abascal

51, 28003,

Madrid
- 500 Forest

Point

Circle, Charlotte, North
- Schopenhauerstraße 10,
Barclays

Tenedora

De Inmuebles

SL.
Carolina 28273
D-90409,

Nurnberg
BVP Galvani Global,

S.A.U.
Equifirst

Corporation (In Liquidation)
Eschenbach

Holding GmbH
21.70 Z
- Aon Insurance Managers, Paul

Street
Eschenbach

Optik GmbH
21.70 Z
Switzerland
Suite 500,

Burlington,

VT05401
- Chemin de Grange

Canal 18-20,

PO Box

Barclays

Insurance

U.S. Inc.
Korea, Republic of
3941,

1211,

Geneva
- 18
th

Floor, Daishin

Finance Centre,
Barclays

Bank (Suisse)

SA
Zimbabwe

343, Samil-daero,

Jung-go,

Seoul
Barclays

Switzerland Services

SA
- 2 Premium Close,

Mount

Pleasant Business
Woori BC Pegasus

Securitization
70.00 W
BPB Holdings

SA
Park, Mount

Pleasant, Harare
Specialty Co., Limited
Branchcall

Computers

(Pvt) Limited
Luxembourg
United States Other Related Undertakings
Unless otherwise stated, the undertakings
below are consolidated and the share capital
disclosed comprises ordinary

and/or common
shares which are held by

subsidiaries of the
Group.

The Group’s

overall ownership
percentage is provided

for each undertaking.
- 9, allée Scheffer, L-2520

- Corporation

Trust Company,

Corporation
BNRI Limehouse

No.1 Sarl
96.30 R
Trust Center,

1209

Orange Street, Wilmington
Preferred

Funding

S.à r.l.
33.33 FF
DE 19801
Preferred

Investments

S.à r.l.
33.33 FF, I
Archstone

Equity Holdings

Inc
Malta
Barclays

Capital Derivatives

Funding LLC
C
- RS2 Buildings,

Fort Road,

Mosta
Barclays

Capital Energy

Inc.
MST 1859

Barclays

Capital Holdings

Inc.
G, H, I RS2 Software PLC 18.25 Z
Barclays

Capital Real

Estate Finance

Inc.
Monaco
Barclays

Capital Real

Estate Holdings

Inc.
Other Related Undertakings % Note - 31 Avenue de la Costa,
Barclays

Capital Real

Estate Inc.
United Kingdom

Monte Carlo
Barclays

Commercial Mortgage Securities

LLC
C
- 1 Churchill Place, London,

E14 5HP
Societe Civile

Immobiliere 31 Avenue
75.00
Barclays

Electronic Commerce Holdings

Inc.
Barclaycard

Funding

PLC
75.00 J de la Costa
Barclays

Financial

LLC
C
PSA Credit

Company Limited
50.00 J, L Netherlands
Barclays

Group US Inc.
G, I (In Liquidation)
- Alexanderstraat 18,

2514

JM,

The
Barclays

Oversight

Management Inc.
Barclays

Covered Bond

Funding

LLP
50.00 B Hague
Barclays

Receivables LLC
C
Barclays

Covered Bonds

Limited
50.00 B
Tulip

Oil Holding

BV
30.26 GG, Z
Barclays

Services Corporation
Liability Partnership Portugal
Barclays

US CCP Funding LLC
C
- St Helen’s, 1 Undershaft,

London,
Av. Manuel Júlio Carvalho

e Costa,
Barclays

US Funding LLC
C EC3P 3DQ
no. 15

-A, 2750-423

Cascais
Barclays

US Investments

Inc.
J, K
Igloo Regeneration

(General Partner)
25.00 L, Z
Projepolska,

S.A.
24.50 Z
Barclays

US LLC

G,H,I, U
Limited
BCAP LLC C
- 3 - 5 London

Road, Rainham, Kent,
South Africa
Crescent

Real Estate

Member LLC
C ME8 7RG
- 9 Elektron Road,

Techno Park,
Gracechurch

Services Corporation
Trade

Ideas Limited
20.00 Z
Stellenbosch

7600
Long Island

Holding A LLC
C
- 50 Lothian

Road, Festival Square,
Imalivest

Mineral Resources

LP
66.63 J, K, Z
LTDL Holdings

LLC
C
Edinburgh,

EH3 9WJ
Sweden
Marbury Holdings

LLC
Equistone Founder

Partner II L.P.
20.00 B, Z
- c/o ForeningsSparbanken

AB,
Protium Finance

I LLC
C
Equistone Founder

Partner III L.P.
35.00 B, Z
105

34 Stockholm
Protium Master Mortgage

LP
B
- Enigma, Wavendon Business

Park
EnterCard

Group AB
40.00 K, Z
Protium REO I LP B
Milton Keynes,

MK17

8LX
United States of

America
Sutton Funding

LLC
C
Intelligent

Processing Solutions

Limited
19.50 Z
- Corporation

Trust Company,
TPProperty LLC C
- 65A Basinghall

Street, London,
Corporation

Trust Center,

1209
US Secured

Investments

LLC
CC EC2V 5DZ
Orange Street, Wilmington

DE
- 1201

North Market Street, P.O. Box

1347
Cyber Defence

Alliance Limited
25.00 E, Z 19801
Wilmington,

DE19801
- Gate House,

Turnpike Road,

High
DG Solar Lessee

II, LLC
75.00 C, Z
Barclays

Bank Delaware
F, I
Wycombe, Buckinghamshire

HP12
DG Solar Lessee,

LLC
75.00 C, Z
Procella Investments

No.2 LLC
C 3NR
VS BC Solar Lessee

I LLC
50.00 C, Z
Procella Investments

No.3 LLC
C
GW City Ventures

Limited
50.00 K, Z
- 1415

Louisiana Street, Suite
Verain

Investments

LLC
GN Tower

Limited
50.00 Z
1600,

Houston,

Texas, 77002
- 2711

Centerville Road, Suite 400,

- 2
nd

Floor, 110

Cannon Street,
Sabine Oil

& Gas Holdings, Inc.
23.25 Z
Wilmington,

DE 19808
London,

EC4N 6EU
Subsidiaries

by virtue of control
The related undertakings below are
Subsidiaries in accordance with s.1162
Companies Act 2006

as Barclays can exercise
dominant influence or control

over them.
Protium Master Grantor

Trust
D
Vectorcommand

Limited (In
30.39 J, K, Z
- 251 Little

Falls Drive, New Castle County,
Liquidation)
Wilmington

DE 19808
- 55 Baker Street, London,

W1U 7EU
Barclays

Capital Equities

Trading

GP
B
Formerly H Limited

(In Liquidation)
70.32 J, Z
Lagalla Investments

LLC
- 15 Canada Square, London,

E14 5GL
Relative

Value Holdings,

LLC
Woolwich Countryside

Limited
50.00 N, Z
Subsidiaries by

virtue of control
% Note
Surrey Funding

Corporation

(In Liquidation)
United Kingdom
Sussex Purchasing

Corporation
- Haberfield Old Moor

Road,
- 1 Churchill Place, London,

E14
- 745

Seventh Avenue, New York

NY 10019
Wennington,

Lancaster, LA2 8PD
5HP
Alynore Investments

Limited Partnership
B
Full House

Holdings

Limited
67.43

J, Z
Oak Pension Asset

Management
00.00 Z
Barclays

Payment Solutions

Inc.
- 6th Floor

60 Gracechurch
Limited
Curve Investments

GP
B
Street, London,

EC3V 0HR
Water Street Investments

Limited
00.00 Z
Preferred

Liquidity,

LLC
J BMC (UK) Limited 40.18

F,

J
- CT Corporation

System, One Corporate
- 13-15 York

Buildings,

London,
Cayman Islands
Center, Floor

11,

Hartford

CT 06103

-3220
WC2N 6JU
- PO Box 309GT,

Ugland House,
Barclays

Capital Inc.
BGF Group PLC 24.54

Z
South Church

Street, Grand
- c/o RL&F Service Corp,

One Rodney
- Aurora Building,

120 Bothwell
Cayman,

KY1-1104
Square, 10th

Floor, Tenth

and King

Streets,
Street, Glasgow, G2 7JS Hornbeam Limited 00.00 Z
Wilmington,

DE 19801
Buchanan

Wharf (Glasgow)
78.00 E
Barclays

US Holdings Limited
10.00 J
Management Limited

Additional information

Barclays PLC

2019 Annual Report on Form 20-F

Related undertakings continued
Joint Ventures
The related undertakings below are

Joint
Ventures

in accordance with s. 18, Schedule 4,
The Large and Medium

-sized Companies and
Groups (Accounts

and Reports) Regulations
2008

and are proportionally

consolidated.
Joint Ventures % Note
United Kingdom
- All Saints Triangle,

Caledonian
Road, London,

N1 9UT
Vaultex

UK Limited
50.00 Z
Joint management

factors
The Joint Venture

Board

comprises two
Barclays representative directors, two

JV
partner directors

and three non

-JV partner
directors. The Board

are responsible for setting
the company strategy and budgets.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Deposits

and short-term

borrowings

Deposits
Deposits include deposits from banks and customer

accounts.

2019 2018 2017
Average for the year ended 31 December
£m £m £m
Deposits at amortised cost
UK 329,810 313,829 270,968
Europe 39,191 32,707 32,857
Americas 31,531 33,441 44,543
Asia 8,809 6,761 6,021
Africa 7,589 7,273 6,746
Total deposits at amortised cost 416,930 394,011 361,135

2019 2018 2017
For the year ended 31 December
a
£m £m £m
Deposits at amortised cost 415,787 394,838 398,701
In offices in the United Kingdom:
Current and demand

accounts
- interest free 98,207 94,074 91,951
- interest bearing 34,362 31,309 35,442
Savings accounts 128,290 123,789 121,600
Other time deposits - retail 14,585 12,677 12,467
Other time deposits - wholesale 64,774 64,675 60,044
Total repayable in offices in the United Kingdom 340,218 326,524 321,504
In offices outside the United Kingdom:
Current and demand

accounts
- interest free 10,613 11,091 8,950
- interest bearing 12,932 12,240 9,606
Savings accounts 14,109 13,801 12,738
Other time deposits 37,915 31,182 45,903
Total repayable in offices outside the United Kingdom 75,569 68,314 77,197

Deposits at amortised cost in offices in the United Kingdom

received from

non-residents amounted to £32,685m

(2018: £34,278

m)
b
.

Notes
a

The UK/Non-UK Deposit

analysis

has been updated

for comparative periods

reflecting a geographical analysis

based on location of office

which is consistent with

Group
disclosures.

UK balances received

from non-residents

have been updated accordingly.

b

The changes

were £25bn in £2018

and £23bn

in 2017

moving from

UK to Non-UK. UK non

-resident

balances were reduced

by £25bn in 2018 and £7bn in 2017

as a result.

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Short-term borrowings
Short-term borrowings

include deposits from banks, commercial paper,

negotiable certificates

of deposit and repurchase

agreements.

Deposits from banks
Deposits from banks are taken

from a wide range of counterparties

and generally have maturities of less than one year.

2019 2018 2017
£m £m £m
Year

-end balance
15,402 14,166 37,723
Average

balance
a
22,162 19,736 49,938
Maximum balance
a
27,009 26,426 56,348
Average

interest rate during year
1.5% 2.0% 0.8%
Year

-end interest rate
2.2% 2.7% 0.8%

Notes
a

Calculated

based on month

-end balances.

Commercial paper
Commercial paper

is issued by the Group,

mainly in the United States,

generally in denominations of not less than $100,000,

with maturities

of up
to 270 days.

2019 2018 2017
£m £m £m
Year

-end balance
14,269 14,479 7,981
Average

balance
a
18,289 12,192 8,375
Maximum balance
a
21,086 15,192 9,056
Average

interest rate during year
1.2% 1.1% 1.2%
Year

-end interest rate
1.5% 0.9% 1.3%

Note
a

Calculated

based on month

-end balances.

Negotiable certificates of deposit
Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than
$100,000.

2019 2018 2017
£m £m £m
Year

-end balance
8,056 10,861 21,874
Average

balance
a
11,153 18,485 24,984
Maximum balance
a
13,769 24,098 30,529
Average

interest rate during year
2.8% 1.2% 0.7%
Year

-end interest rate
3.9% 2.0% 0.8%

Note
a

Calculated

based on month

-end balances.

Repurchase agreements
Repurchase

agreements are entered into with both customers and banks and generally have maturities of not more than three months.

2019 2018 2017
£m £m £m
Year

-end balance
14,517 18,578 40,338
Average

balance
a
17,036 19,962 37,446
Maximum balance
a
22,292 23,341 40,338
Average

interest rate during year
0.9% 0.9% 1.5%
Year

-end interest rate
1.4% 1.0% 1.4%

Note
a

Calculated

based on month

-end balances.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Commitments

and contractual

obligations
Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
Amount of

commitment expiration

per period
Less than one
year

Between one to
three years
Between three to
five years

After five years
Total amounts
committed
£m £m £m £m £m
As at 31 December 2019
Guarantees and letters of credit pledged

as collateral security

17,493

107

6
-

17,606
Performance

guarantees, acceptances and endorsements

6,810

78

22

11

6,921
Documentary credits and other

short-term trade related transactions

1,291
-

-

-

1,291
Standby facilities, credit lines and other commitments

332,160

367

273

364

333,164
As at 31 December 2018
Guarantees and letters of credit pledged

as collateral security

13,962

729

637

477

15,805
Performance

guarantees, acceptances and endorsements

4,351

122

4

21

4,498
Documentary credits and other

short-term trade related transactions

1,727

14
-

-

1,741
Standby facilities, credit lines and other commitments

321,366

568

424

124

322,482

Contractual obligations include debt securities and purchase obligations.

Contractual obligations

Payments due

by period
Less than one
year
Between one to

three years
Between three to
five years
After five years

Total
£m £m £m £m £m
As at 31 December 2019
Long-term debt
a
27,979 22,152 20,418 36,272 106,821
Purchase obligations 651 951 463 128 2,193
Total 28,630 23,103 20,881 36,400 109,014
As at 31 December 2018
Long-term debt
a
34,155 19,996 16,919 40,223 111,293
Operating lease obligations
b
302 496 290 1,257 2,345
Purchase obligations 627 755 404 153 1,939
Total 35,084 21,247 17,613 41,633 115,577

Notes
a

Long-term debt

has been prepared

to reflect

cash flows on an undiscounted

basis,

which includes

interest payments.
b

Following the

adoption of accounting

standard

IFRS 16 on 1 January 2019, operating lease obligations

are recorded

on balance sheet.

Net cash flows from derivatives used to

hedge long

-term debt amount to £2.4

bn (2018:

£1.7bn).

Further information

on the contractual maturity of the Group’s assets and liabilities is given in the Liquidity risk section within the Risk review section.

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Securities

Analysis of securities
2019 2018 2017
As at 31 December
£m £m £m
Investment securities
a
US government,

other public bodies and agencies
16,952 14,323 13,284
United Kingdom

government
17,617 9,400 15,096
Other government 18,748 16,067 17,077
Mortgage and asset backed securities 2,730 2,119 546
Corporate

and other issuers
25,817 14,856 11,126
Debt securities 81,864 56,765 57,129
Equity securities

1,023 1,122 1,786
Investment securities 82,887 57,887 58,915
Other securities
b
US government,

other public bodies and agencies
19,782 23,890 16,168
United Kingdom

government
10,393 10,155 4,379
Other government 12,045 9,825 11,845
Mortgage and asset backed securities

2,354 2,024 1,974
Corporate

and other issuers
13,415 15,911 16,850
Debt securities 57,989 61,805 51,216
Equity securities

63,495 45,584 64,008
Other securities 121,484 107,389 115,224

Notes
a

Investment

securities

for 2019

and 2018 includes

securities

reported

within loans and advances

at amortised cost and financial

assets at fair value through

other comprehensive
income.

Investment

securities

for 2017 includes securities

reported within financial

investments.
b

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

securities.

Maturities and yield of investment debt securities
Maturing within

one year
Maturing after one

but
within five years

Maturing after five but
within ten years

Maturing after ten

years
Total
Amount Yield Amount Yield Amount Yield Amount Yield Amount Yield
As at 31 December 2019
£m % £m % £m % £m % £m %
US government,

other public
bodies and agencies 2,424 1.2% 7,901 1.2% 5,145 1.3% 1,482 2.3% 16,952 1.3%
United Kingdom

government
7,742 1.7% 3,444 1.6% 3,972 1.7% 2,459 1.3% 17,617 1.6%
Other government 6,301 0.3% 3,872 2.5% 6,608 1.5% 1,967 2.4% 18,748 1.4%
Other issuers

3,610 1.7% 14,571 2.0% 6,408 1.6% 3,958 1.5% 28,547 1.8%
Total book value 20,077 1.2% 29,788 1.8% 22,133 1.5% 9,866 1.8% 81,864 1.6%

The yield for each range

of maturities

is calculated by dividing the annualised interest income prevailing at reporting date by the book value of
securities held at that date.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Average balance

sheet
Average

balances are based upon monthly

averages.

Assets
2019
Average
balance
Interest
presented
within net
interest
income
Interest
presented
elsewhere Total interest Rate
£m £m £m £m %
Cash and balances at central banks UK 70,371 465 (28) 437 0.6
Cash and balances at central banks Non-UK 101,423 626 (153) 473 0.5
Cash and balances at central banks Total 171,794 1,091 (181) 910 0.5
Loans and advances at amortised cost UK 271,607 8,682 - 8,682 3.2
Loans and advances at amortised cost Non-UK 71,976 3,768 - 3,768 5.2
Loans and advances at amortised cost
a
Total 343,583 12,450 - 12,450 3.6
Cash collateral UK 59,446 394 (13) 381 0.6
Cash collateral Non-UK 7,400 49 - 49 0.7
Cash collateral Total 66,846 443 (13) 430 0.6
Financial investments UK - - - - -
Financial investments Non-UK - - - - -
Financial investments Total - - - - -
Reverse repurchase

agreements
UK 2,990 57 - 57 1.9
Reverse repurchase

agreements
Non-UK 2,041 11 - 11 0.5
Reverse repurchase agreements Total 5,031 68 - 68 1.4
Interest earning assets at fair value through

other
comprehensive

income
UK 63,366 957 - 957 1.5
Interest earning assets at fair value through

other
comprehensive

income
Non-UK 2,961 75 - 75 2.5
Interest earning assets at fair value through other
comprehensive income Total 66,327 1,032 - 1,032 1.6
Other interest income
b
372 - 372 -
Total interest earning assets not at fair value through
income statement 653,581 15,456 (194) 15,262 2.3
Less interest expense (6,049) 194 (5,855) -
Net interest 653,581 9,407 - 9,407 1.4
Financial assets at fair value through

income statement
UK 192,300
Financial assets at fair value through

income statement
Non-UK 68,031
Financial assets at fair value through income

statement
Total 260,331
Total interest earning assets 913,912
Impairments (6,574)
Non-interest earning assets 356,756
Total 1,264,094
Percentage of total average interest earning assets in
offices outside the UK 28%

Notes
a

Loans and

advances

at amortised

cost include

all doubtful lending.

Interest

receivable on such lending has

been included to the extent

to which either cash payments

have been
received

or interest

has been accrued

in accordance with

the income recognition policy of the Barclays

Group.
b

Other interest

income principally

includes interest

income relating to hedging activity.

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Assets
2018
Average
balance
Interest
presented
within

net
interest

income
Interest
presented
elsewhere Total interest Rate
£m £m £m £m %
Cash and balances at central banks UK 70,719 297 - 297 0.4
Cash and balances at central banks Non-UK 106,370 826 - 826 0.8
Cash and balances at central banks Total 177,089 1,123 - 1,123 0.6
Loans and advances at amortised cost UK 262,796 8,744 - 8,744 3.3
Loans and advances at amortised cost Non-UK 66,619 3,329 - 3,329 5.0
Loans and advances at amortised cost
a
Total 329,415 12,073 - 12,073 3.7
Cash collateral UK 52,218 324 - 324 0.6
Cash collateral Non-UK 5,343 47 - 47 0.9
Cash collateral
b
Total 57,561 371 -
-
371 0.6
Financial investments UK - - - - -
Financial investments Non-UK - - - - -
Financial investments Total - - -
-
- -
Reverse repurchase

agreements
UK 857 2 - 2 0.2
Reverse repurchase

agreements
Non-UK 855 10 - 10 1.2
Reverse repurchase agreements Total 1,712 12 - 12 0.7
Interest earning assets at fair value through

other
comprehensive

income
UK 53,499 956 - 956 1.8
Interest earning assets at fair value through

other
comprehensive

income
Non-UK 2,850 73 - 73 2.6
Interest earning assets at fair value through other
comprehensive income Total 56,349 1,029 - 1,029 1.8
Other interest income
c
- (67) - (67) -
Total interest earning assets not at fair value through
income statement 622,126 14,541 - 14,541 2.3
Less interest expense - (5,479) - (5,479) -
Net interest 622,126 9,062 - 9,062 1.5
Financial assets at fair value through

income statement
UK 171,318
Financial assets at fair value through

income statement
Non-UK 73,153
Financial assets at fair value through income

statement
Total 244,471
Total interest earning assets 866,597
Impairments (6,875)
Non-interest earning assets 349,877
Total 1,209,599
Percentage of total average interest earning assets in
offices outside the UK 29%

Notes
a

Loans and

advances

at amortised

cost include

all doubtful lending.

Interest

receivable on such lending has

been included to the extent

to which either cash payments

have been
received

or interest

has been accrued

in accordance with

the income recognition policy of the Barclays

Group.
b

Prior year balances have

been restated

to provide additional

detail on cash collateral

and repurchase agreements.

c

Other interest

income principally

includes interest

income relating to hedging activity.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Assets
2017
Average
balance
Interest
presented
within

net
interest

income
Interest
presented
elsewhere Total interest Rate
£m £m £m £m %
Cash and balances at central banks UK 55,453 147 - 147 0.3
Cash and balances at central banks Non-UK 96,262 436 - 436 0.5
Cash and balances at central banks Total 151,715 583 - 583 0.4
Loans and advances at amortised cost UK 242,212 8,761 75 8,836 3.6
Loans and advances at amortised cost Non-UK 53,856 3,308 232 3,540 6.6
Loans and advances at amortised cost
a
Total 296,068 12,069 307 12,376 4.2
Cash collateral UK 45,898 220 - 220 0.5
Cash collateral Non-UK 5,538 49 - 49 0.9
Cash collateral
b
Total 51,436 269 - 269 0.5
Financial investments UK 54,218 651 - 651 1.2
Financial investments Non-UK 4,316 103 - 103 2.4
Financial investments Total 58,534 754 - 754 1.3
Reverse repurchase

agreements
UK 2,832 51 20 71 2.5
Reverse repurchase

agreements
Non-UK 14,507 30 374 404 2.8
Reverse repurchase agreements Total 17,339 81 394 475 2.7
Other interest income
c
- (125) - (125) -
Total interest earning assets not at fair value through
income statement 575,092 13,631 701 14,332 2.5
Less interest expense - (3,786) (1,245) (5,031) -
Net interest 575,092 9,845 (544) 9,301 1.6
Financial assets at fair value through

income statement
UK 81,639
Financial assets at fair value through

income statement
Non-UK 87,253
Financial assets at fair value through income

statement
Total 168,892
Total interest earning assets 743,984
Impairments (4,700)
Non-interest earning assets 475,757
Total 1,215,041
Percentage of total average interest earning assets in
offices outside the UK 35%

Notes
a

Loans and

advances

at amortised

cost include

all doubtful lending. Interest

receivable on such lending has

been included to the extent

to which either cash payments

have been
received

or interest

has been accrued

in accordance with

the income recognition policy of the Barclays

Group.
b

Prior year balances have

been restated

to provide additional

detail on cash collateral

and repurchase agreements.

c

Other interest

income principally

includes interest

income relating to hedging activity.

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Liabilities
2019
Average
balance
Interest
presented
within net
interest
income
Interest
presented
elsewhere Total interest Rate
£m £m £m £m %
Deposits at amortised cost UK 244,387 1,306 (28) 1,278 0.5
Deposits at amortised cost Non-UK 67,556 1,143 (153) 990 1.5
Deposits at amortised cost Total 311,943 2,449 (181) 2,268 0.7
Cash collateral UK 50,638 214 (13) 201 0.4
Cash collateral Non-UK 8,332 82 - 82 1.0
Cash collateral Total 58,970 296 (13) 283 0.5
Debt securities in issue UK 61,053 1,134 - 1,134 1.9
Debt securities in issue Non-UK 25,730 772 - 772 3.0
Debt securities in issue Total 86,783 1,906 - 1,906 2.2
Subordinated

liabilities
UK 19,499 1,046 - 1,046 5.4
Subordinated

liabilities
Non-UK 374 22 - 22 5.9
Subordinated liabilities Total 19,873 1,068 - 1,068 5.4
Repurchase agreements UK 14,655 127 - 127 0.9
Repurchase agreements Non-UK 2,381 20 - 20 0.8
Repurchase agreements Total 17,036 147 - 147 0.9
Other interest expense
a
- 183 - 183 -
Total interest bearing liabilities

not at

fair value through P&L
494,605 6,049 (194) 5,855 1.2
Interest bearing liabilities at fair value through

P&L
UK 232,242
Interest bearing liabilities at fair value through

P&L
Non-UK 62,304
Interest bearing liabilities

at fair

value through P&L
Total 294,546
Total interest bearing liabilities 789,151
Interest free customer deposits UK 94,733
Interest free customer deposits Non-UK 10,375
Interest free customer deposits Total 105,108
Other non-interest bearing liabilities 307,952
Shareholders' equity 61,883
Total 1,264,094
Percentage of total average interest bearing liabilities

in offices
outside the UK 21%

Note
a

Other interest

expense

principally includes interest expense

relating to hedging activity.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Liabilities
2018
Average
balance
Interest
presented
within

net
interest

income
Interest
presented
elsewhere Total interest Rate
£m £m £m £m %
Deposits at amortised cost UK 235,002 1,301 - 1,301 0.6
Deposits at amortised cost Non-UK 57,576 949 - 949 1.6
Deposits at amortised cost Total 292,578 2,250 - 2,250 0.8
Cash collateral UK 44,782 176 - 176 0.4
Cash collateral Non-UK 5,498 70 - 70 1.3
Cash collateral
a
Total 50,280 246 - 246 0.5
Debt securities in issue UK 48,973 1,123 - 1,123 2.3
Debt securities in issue Non-UK 32,177 554 - 554 1.7
Debt securities in issue Total 81,150 1,677 - 1,677 2.1
Subordinated

liabilities
UK 21,369 1,208 - 1,208 5.7
Subordinated

liabilities
Non-UK 145 15 - 15 10.5
Subordinated liabilities Total 21,514 1,223 - 1,223 5.7
Repurchase agreements UK 13,660 157 - 157 1.1
Repurchase agreements Non-UK 6,302 35 - 35 0.4
Repurchase agreements
a
Total 19,962 192 - 192 0.9
Other interest expense
b
- (109) - (109) -
Total interest bearing liabilities

not at

fair value through P&L
465,484 5,479 - 5,479 1.2
Interest bearing liabilities at fair value through

P&L
UK 225,502
Interest bearing liabilities at fair value through

P&L
Non-UK 56,872
Interest bearing liabilities

at fair

value through P&L
Total 282,374
Total interest bearing liabilities 747,858
Interest free customer deposits UK 91,935
Interest free customer deposits Non-UK 9,496
Interest free customer deposits Total 101,431
Other non-interest bearing liabilities 298,521
Shareholders' equity 61,789
Total 1,209,599
Percentage of total average interest bearing liabilities

in offices
outside the UK 21%

Note
a

Prior year balances

have been restated

to provide additional

detail on cash collateral and

repurchase agreements.

b

Other interest

expense principally includes

interest expense

relating to hedging activity.

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Liabilities
2017
Average
balance
Interest
presented
within

net
interest

income
Interest
presented
elsewhere Total interest Rate
£m £m £m £m %
Deposits at amortised cost UK 251,905 834 21 855 0.3
Deposits at amortised cost Non-UK 52,043 659 708 1,367 2.6
Deposits at amortised cost Total 303,948 1,493 729 2,222 0.7
Cash collateral UK 44,197 119 - 119 0.3
Cash collateral Non-UK 6,411 72 - 72 1.1
Cash collateral
a
Total 50,608 191 - 191 0.4
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
Non-UK 52 - - - -
Subordinated liabilities Total 23,982 1,223 - 1,223 5.1
Repurchase agreements UK 22,015 22 202 224 1.0
Repurchase agreements Non-UK 15,431 24 314 338 2.2
Repurchase agreements
a
Total 37,446 46 516 562 1.5
Other interest expense
b
- (82) - (82) -
Total interest bearing liabilities

not at

fair value through
P&L 494,435 3,786 1,245 5,031 1.0
Interest bearing liabilities at fair value through

P&L
UK 99,332
Interest bearing liabilities at fair value through

P&L
Non-UK 81,565
Interest bearing liabilities

at fair

value through P&L
Total 180,897
Total interest bearing liabilities 675,332
Interest free customer deposits UK 88,813
Interest free customer deposits Non-UK 9,353
Interest free customer deposits Total 98,166
Other non-interest bearing liabilities 376,658
Shareholders' equity 64,885
Total 1,215,041
Percentage of total average interest bearing liabilities

in
offices outside the UK 28%

Notes
a

Prior year balances

have been restated

to provide additional

detail on cash collateral and

repurchase agreements.
b

Other interest

expense principally includes

interest expense

relating to hedging activity.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

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

between the two.

Interest income
2019/2018

Change due

to
increase/(decrease) in:
2018/2017

Change due

to increase/(decrease)
in:
Total
change Volume Rate
Total
change Volume Rate Other
a
£m £m £m £m £m £m £m
Cash and balances at central banks UK

140
(1)

141

150

40

86

24
Cash and balances at central banks Non-UK (353) (36) (317)

390

46

312

32
Cash and balances at central banks Total (213) (37) (176)

540

86

398

56
Loans and advances at amortised cost UK (75)

293
(368) (92)

751
(777) (66)
Loans and advances at amortised cost Non-UK

439

276

163
(211)

839
(849) (201)
Loans and advances at amortised cost Total

364

569
(205) (303)

1,590
(1,626) (267)
Financial investments UK
-

-

-

(651)
-

-

(651)
Financial investments Non-UK
-

-

-

(103)
-

-

(103)
Financial investments Total
-

-

-

(754)
-

-

(754)
Cash collateral UK

70

47

23

104
(8)

116
(4)
Cash collateral Non-UK

2

16
(14) (2)

12
(11) (3)
Cash collateral
b
Total

72

63

9

102

4

105
(7)
Reverse repurchase

agreements
UK

55

14

41
(69) (50) (64)

45
Reverse repurchase

agreements
Non-UK

1

9
(8) (394) (380) (234)

220
Reverse repurchase agreements Total

56

23

33
(463) (430) (298)

265
Interest earning assets at fair value through

other
comprehensive

income
UK

1

161
(160)

956
(9)

314

651
Interest earning assets at fair value through

other
comprehensive

income
Non-UK

2

3
(1)

73
(35)

5

103
Interest earning assets at fair value through other
comprehensive income Total

3

164
(161)

1,029
(44)

319

754
Other interest income

439
-

439

58
-

58
-

Total interest receivable

721

782
(61)

209

1,206
(1,044)

47

Notes
a

Included

in Other

is the movement

related to the adoption of IFRS 9 where financial

investment assets

were reclassified to assets

held at fair value through

other comprehensive
income, which

is neither

volume or rate driven.
b

Prior year balances have

been restated

to provide additional

detail on cash collateral

and repurchase agreements.

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Interest expense
2019/2018

Change due to
increase/(decrease) in:
2018/2017

Change due

to
increase/(decrease)

in:
Total change Volume Rate Total change Volume Rate
£m £m £m £m £m £m
Deposits at amortised cost UK (23)

51
(74)

446
(60)

506
Deposits at amortised cost Non-UK

41

153
(112) (418)

133
(551)
Deposits at amortised cost Total

18

204
(186)

28

73
(45)
Cash collateral UK

25

23

2

57

2

55
Cash collateral Non-UK

12

30
(18) (2) (11)

9
Cash collateral
a
Total

37

53
(16)

55
(9)

64
Debt securities in issue UK

11

247
(236)

292

110

182
Debt securities in issue Non-UK

218
(128)

346

470
(6)

476
Debt securities in issue Total

229

119

110

762

104

658
Subordinated

liabilities
UK (162) (103) (59) (15) (138)

123
Subordinated

liabilities
Non-UK

7

15
(8)

15
-

15
Subordinated liabilities Total (155) (88) (67)
-

(138)

138
Repurchase agreements UK (30)

10
(40) (67) (93)

26
Repurchase agreements Non-UK (15) (28)

13
(303) (134) (169)
Repurchase agreements
a
Total (45) (18) (27) (370) (227) (143)
Other interest expense

292
-

292
(27)
-

(27)
Total interest payable

376

270

106

448
(197)

645

Note
a

Prior year balances

have been restated

to provide additional

detail on cash collateral and

repurchase agreements.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Credit

risk

additional disclosure
This section of the report contains supplementary

information that is

more detailed or contains longer

histories than the data presented in the Risk
review section.

Risk elements in loans and advances at amortised cost
There are three main higher

credit risk elements identified in loans and advances at amortised cost:

Loans assessed as Stage

3 credit impaired
Stage 3 credit impaired loans are loans

in default assessed for lifetime expected credit losses. Further details on the approach to expected credit
loss provisioning

under IFRS 9, including the classification into stages of gross exposures and approach to the measurement of lifetime

expected
credit losses, can be found in Note 1.

Loans greater than 90 days past due not considered

Stage 3 credit impaired
Under a US reporting

framework,

all accruing loans greater than 90 days past due are considered to be at higher risk of

loss. The Group classifies all
loans and advances past due 90 days except mortgages

as Stage 3 credit impaired loans and therefore

these are already considered a higher credit
risk. However,

in addition to Stage 3 gross loans and advances past due greater than 90 days as at 31

December 2019,

there are a further £139m

of
Stage 2 mortgage

loans between 90 to 180

days past due.

Restructured loans not included

above
Restructured loans comprises loans not

included above

where, for economic or

legal reasons related to the

debtor’s financial difficulties, a
concession has been granted

to the debtor that would not otherwise be considered. For

information on restructured

loans refer to disclosures
on forbearance

on pages 136

to 138.

Restructured loan

s

not classified

as Stage 3 credit impaired and

not greater than 90 days past due are £129m
as at 31 December

2019

.

These risk elements in loans and advances may be analysed

between the United Kingdom

and Rest of the

World as follows:

Risk elements in loans and advances at amortised cost
2019 2018 2017
a
2016
a
2015
a
As at 31 December
£m £m £m £m £m
Gross stage 3 credit impaired loans

(2017

– 2015: Individually
impaired loans)
United Kingdom 4,552 5,150 2,648 2,688 2,747
Rest of the world 3,371 3,353 1,756 1,926 2,888
Total 7,923 8,503 4,404 4,614 5,635
Accruing gross

loans which are not stage 3 credit impaired
loans and are contractually overdue 90 days or more as to
principal

or interest (2017

– 2015: Accruing gross loans

which
are not individually

impaired loans and are contractually
overdue 90 days or more as to principal

or interest)
United Kingdom 139 167 752 810 848
Rest of the world
-

-

516 664 896
Total 139 167 1,268 1,474 1,744
Other gross restructured loans

(2017

– 2015: Impaired and
restructured loans)
United Kingdom 11 10 179 217 286
Rest of the world 118 115 143 186 152
Total 129 125 322 403 438
Total risk elements in loans and advances at amortised cost
United Kingdom 4,702 5,327 3,579 3,715 3,881
Rest of the world 3,489 3,468 2,415 2,776 3,936
Total 8,191 8,795 5,994 6,491 7,817

Note
a

The comparatives

for 2017,

2016 and

2015 have been presented

on an IAS 39 basis.

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Interest forgone on risk elements in loans and advances at amortised cost
2019 2018 2017
£m £m £m
Interest income that would have been recognised under the original contractual terms
United Kingdom 74 84 87
Rest of the World 184 180 151
Total 258 226 238

Potential problem loans
Potential problem

loans are those loans for which serious doubt exists as to the ability of the borrower to continue to comply with repayment terms
in the near future.

Loans and advances at amortised cost by product

on page 114

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

24 months. Hence, a minimum of 36 months is required

for non

-performing forbearance to move out of a forborne state. Further details can be found

on pages 136

to 138

.

In order

to assess

asset credit quality,

12

-month PDs are used to map assets into strong, satisfactory, higher risk or credit impaired. A credit risk
profile by internal PD grade

for gross loans and advances at amortised cost and allowance for ECL is shown in the credit risk section on page 131

,
analysing each of these categories by stage.

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

3 Report 2019

(unaudited).

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Impairment
The comparatives for 2017,

2016

and 2015

are presented on an IAS 39 basis.

Movements in allowance for impairment by geography
2019 2018 2017 2016 2015
£m £m £m £m £m
Allowance for impairment as at 1 January 6,770 7,102 4,620 4,921 5,455
Exchange and other adjustments (834) (226) (293) (816) (766)
Amounts written off:
United Kingdom (732) (949) (1,111) (1,272) (1,354)
Europe (98) (62) (157) (218) (200)
Americas (1,037) (862) (1,038) (664) (411)
Africa and Middle East (9) - (9) (20) (300)
Asia (7) (18) (14) (19) (12)
New and increased/(released) impairment

allowance:
United Kingdom 1,087 842 1,345 1,371 1,239
Europe 116 84 110 260 258
Americas 1,072 809 1,192 1,025 590
Africa and Middle East (30) 32 23 44 416
Asia 10 18 (16) 8 6
Allowance for impairment as at 31 December 6,308 6,770 4,652 4,620 4,921
Average loans and advances at amortised cost for the year 410,430 329,415 296,068 304,805 324,172

Analysis of impairment charges
2019 2018 2017 2016 2015
As at 31 December
£m £m £m £m £m
Impairment charges:
United Kingdom 786 742 1,138 1,130 960
Europe 127 48 92 242 244
Americas 927 758 1,084 921 539
Africa and Middle East (14) 17 22 43 7
Asia 8 25 (16) 7 6
Loans and advances at amortised cost 1,833 1,590 2,320 2,343 1,756
Provision for

undrawn

contractually committed facilities

and guarantees
provided 71 (125) 13 9 (12)
Loans impairment 1,904 1,465 2,333 2,352 1,744
Cash collateral and settlement balances 1 (1) - - -
Financial investments - - 3 21 18
Other financial assets measured at amortised cost

6 - - - -
Financial assets at fair value through

other comprehensive income
1 4 - - -
Impairment charges 1,912 1,468 2,336 2,373 1,762

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

The industry classifications in the tables below have

been prepared

at the

level of the

borrowing

entity. This means

that a loan to a subsidiary of a
major corporation

is classified

by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a
different indu

stry.

Total impairment charges on loans and advances at amortised cost by industry
2019 2018 2017 2016 2015
As at 31 December
£m £m £m £m £m
United Kingdom:
Financial institutions (3) 71 (42) (1) (4)
Manufacturing (6) (2) (11) 39 (8)
Construction 1 - 10 7 10
Property 16 (13) (10) (13) 11
Energy and water 6 - 35 12 42
Wholesale and retail distribution and leisure 42 (38) 51 38 38
Business and other services 24 (97) 220 56 110
Home loans 6 1 31 (4) 27
Cards, unsecured

and other personal lending
685 877 856 975 735
Other 15 (57) (2) 20 (1)
Total United Kingdom 786 742 1,138 1,129 960
Overseas 1,048 848 1,182 1,214 796
Total impairment charges 1,833 1,590 2,320 2,343 1,756

Allowance for impairment by industry
2019
a
2018 2017 2016 2015
As at 31 December
£m % £m % £m % £m % £m %
United Kingdom:
Financial institutions 65 1.0 68 1.0 11 0.2 5 0.1 10 0.2
Manufacturing 42 0.7 38 0.6 34 0.7 60 1.3 30 0.6
Construction 43 0.7 41 0.6 37 0.8 35 0.8 32 0.7
Property 81 1.3 94 1.4 48 1.0 89 1.9 122 2.5
Government

and central bank
1 - 11 0.2 1 - - - - -
Energy and water 21 0.3 6 0.1 108 2.3 114 2.5 90 1.8
Wholesale and retail distribution and leisure 159 2.5 140 2.1 186 4.0 143 3.1 124 2.5
Business and other services 205 3.2 196 2.9 482 10.4 252 5.5 238 4.8
Home loans 93 1.5 98 1.4 137 2.9 144 3.1 157 3.2
Cards, unsecured

and other personal lending
2,440 38.7 2,766 40.9 1,671 35.9 1,653 35.8 1,652 33.6
Other 95 1.5 102 1.5 42 0.9 49 1.1 37 0.8
Total United Kingdom 3,246 51.5 3,560 52.6 2,757 59.3 2,544 55.1 2,492 50.6
Overseas 3,062 48.5 3,210 47.4 1,895 40.7 2,076 44.9 2,429 49.4
Total 6,308 100.0 6,770 100.0 4,652 100.0 4,620 100.0 4,921 100.0

Note
a

Other financial

assets subject

to impairment not included

in the table above include £24m impairment

allowance relating

to cash collateral

and settlement

balances, financial
assets

at fair value

through other

comprehensive

income and other assets.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Amounts written off and recovered by industry
Amounts written

off
Recoveries of amounts

previously written

off
2019 2018 2017 2016 2015 2019 2018 2017 2016 2015
As at 31 December
£m £m £m £m £m £m £m £m £m £m
United Kingdom:
Financial institutions 6 8 2 2 3 5 2 47 1 8
Manufacturing 2 12 2 15 6 4 3 3 3 2
Construction 9 7 10 5 13 1 1 3 1 3
Property 42 46 22 18 24 13 6 1 11 13
Energy and water - 4 32 - - - - - 2 2
Wholesale and retail distribution and leisure 13 48 23 25 94 20 15 8 5 17
Business and other services 49 227 105 52 65 6 9 9 10 15
Home loans 10 10 13 11 22 1 3 - - 3
Cards, unsecured

and other personal lending
593 552 897 1,134 1,113 41 93 132 206 214
Other 8 35 5 10 14 5 7 4 2 4
Total United Kingdom 732 949 1,111 1,272 1,354 96 139 207 241 281
Overseas 1,151 942 1,218 921 923 28 56 127 125 119
Total 1,883 1,891 2,329 2,193 2,277 124 195 334 366 400

Impairment ratios
2019 2018 2017 2016 2015
% % % % %
Impairment charges

as a

percentage of average

loans and advances at amortised cost
0.47 0.45 0.79 0.78 0.54
Amounts written off (net of recoveries)

as a

percentage of average

loans and advances at
amortised cost 0.43 0.51 0.67 0.60 0.58
Allowance for impairment

balance as a percentage of loans and advances at amortised cost as at
31 December 1.83 2.03 1.42 1.32 1.36

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Maturity analysis of gross

loans and advances at amortised cost

Maturity analysis of gross

loans and advances at amortised cost
On demand
Not more
than three
months
Over three
months

but
not more
than six
months

Over six
months

but
not more
than one
year
Over one
year but

not
more than
three years
Over three
years but
not more
than five
years
Over five
years but
not more
than ten
years
Over ten
years Total
As at 31 December 2019
£m £m £m £m £m £m £m £m £m
United Kingdom
Corporate

lending
2,667 2,902 1,152 3,218 15,313 12,096 7,871 20,266 65,485
Other lending to customers in the United
Kingdom 4,178 1,438 6,652 4,618 11,262 10,755 23,532 132,785 195,220
Total United Kingdom

6,845 4,340 7,804 7,836 26,575 22,851 31,403 153,051 260,705
Europe 2,852 2,157 1,117 2,479 7,062 4,322 2,640 3,757 26,386
Americas 4,356 2,456 2,475 4,110 10,772 9,751 7,332 7,498 48,750
Africa and Middle East 662 662 267 128 384 771 208 189 3,271
Asia 1,358 1,415 1,635 457 544 543 132 227 6,311
Total gross loans

and advances at
amortised cost 16,073 11,030 13,298 15,010 45,337 38,238 41,715 164,722 345,423
As at 31 December 2018
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
Total gross loans

and advances at
amortised cost 13,450 11,540 8,178 12,861 53,042 40,409 49,665 144,031 333,176

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Industrial and geographical

concentrations of Gross loans and advances at amortised cost

Gross loans and advances at amortised cost by industry
2019 2018 2017
a
2016
a
2015
a
As at 31 December
£m £m £m £m £m
Financial institutions 29,366 28,237 35,654 49,648 46,335
Manufacturing 8,392 8,849 9,193 12,198 12,012
Construction 2,877 2,802 3,284 3,525 3,798
Property 21,673 20,933 20,364 20,831 19,982
Government

and central bank
23,851 12,776 9,090 9,312 3,114
Energy and water 5,442 5,582 5,644 7,154 7,172
Wholesale and retail distribution and leisure 10,224 11,809 12,605 13,070 13,908
Business and other services 17,420 19,989 20,381 21,390 23,590
Home loans 154,911 150,735 147,460 145,184 156,384
Cards, unsecured

loans and other personal lending
60,045 60,561 57,245 59,851 63,217
Other 11,222 10,903 7,780 8,357 12,996
Gross loans and advances at amortised cost 345,423 333,176 328,700 350,520 362,508

Gross loans and advances at amortised cost in the UK
2019 2018 2017
a
2016
a
2015
a
As at 31 December
£m £m £m £m £m
Financial institutions 7,268 6,200 6,233 8,200 8,556
Manufacturing 4,904 4,440 6,198 6,816 5,696
Construction 2,623 2,593 3,025 3,254 3,164
Property 18,876 18,036 18,168 18,145 15,556
Government

and central bank
19,902 7,867 7,906 7,226 1,048
Energy and water 2,777 2,668 2,501 2,229 1,860
Wholesale and retail distribution and leisure 8,547 9,970 10,617 10,586 10,378
Business and other services 12,460 15,092 16,385 16,425 16,311
Home loans 144,734 138,323 134,820 131,945 132,324
Cards, unsecured

loans and other personal lending
30,808 31,139 30,786 31,260 30,452
Other 7,806 7,348 6,220 6,464 6,431
Gross loans and advances at amortised cost in the UK 260,705 243,676 242,859 242,550 231,776

Gross loans and advances at amortised cost in Europe
2019 2018 2017
a
2016
a
2015
a
As at 31 December
£m £m £m £m £m
Financial institutions 5,958 5,950 6,143 5,541 5,659
Manufacturing 1,072 1,335 1,347 2,522 2,173
Construction 133 85 80 30 68
Property 510 716 734 1,047 795
Government

and central bank
1,849 1,778 323 702 488
Energy and water 827 676 621 1,217 775
Wholesale and retail distribution and leisure 752 735 808 907 710
Business and other services 907 991 1,023 1,014 1,260
Home loans 8,387 10,563 11,578 12,189 12,503
Cards, unsecured

loans and other personal lending
5,108 5,076 4,483 4,283 5,047
Other 883 839 632 385 1,489
Gross loans and advances at amortised cost in Europe 26,386 28,744 27,772 29,837 30,967

Additional information
Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Gross loans and advances at amortised cost in the Americas
2019 2018 2017
a
2016
a
2015
a
As at 31 December
£m £m £m £m £m
Financial institutions 12,374 12,458 18,559 30,348 23,446
Manufacturing 1,782 2,426 1,262 2,348 1,424
Construction 77 71 147 204 120
Property 2,161 2,097 1,272 1,463 1,709
Government

and central bank
471 2,869
-

162 91
Energy and water 1,437 1,667 1,986 2,709 2,780
Wholesale and retail distribution and leisure 635 613 660 949 815
Business and other services 3,623 2,973 2,629 3,322 2,997
Home loans 646 715 567 595 624
Cards, unsecured

loans and other personal lending
23,445 23,756 21,486 23,700 18,140
Other 2,099 2,187 523 828 1,328
Gross loans and advances at amortised cost in the Americas 48,750 51,832 49,091 66,628 53,474

Gross loans and advances at amortised cost in Africa and Middle East
2019 2018 2017
a
2016
a
2015
a
As at 31 December
£m £m £m £m £m
Financial institutions 948 1,319 1,066 1,065 3,625
Manufacturing 160 51 13 60 2,320
Construction
-

-

-

2 363
Property 55 55 112 80 1,755
Government

and central bank
269 262 860 1,031 1,450
Energy and water 116 200 252 494 1,025
Wholesale and retail distribution and leisure 67 123 219 328 1,837
Business and other services 363 221 64 237 2,683
Home loans 728 698 378 357 10,689
Cards, unsecured

loans and other personal lending
534 494 406 494 8,081
Other 31 96 97 200 3,026
Gross loans and advances at amortised cost in Africa and
Middle East 3,271 3,519 3,467 4,348 36,854

Gross loans and advances at amortised cost in Asia
2019 2018 2017
a
2016
a
2015
a
As at 31 December
£m £m £m £m £m
Financial institutions 2,818 2,310 3,653 4,494 5,049
Manufacturing 474 597 373 452 399
Construction 44 53 32 35 83
Property 71 29 78 96 167
Government

and central bank
1,360
-

1 191 37
Energy and water 285 371 284 505 732
Wholesale and retail distribution and leisure 223 368 301 300 168
Business and other services 67 712 280 392 339
Home loans 416 436 117 98 244
Cards, unsecured

loans and other personal lending
150 96 84 114 1,497
Other 403 433 308 480 722
Gross loans and advances at amortised cost in Asia 6,311 5,405 5,511 7,157 9,437

Note
a

The comparatives

for 2017,

2016 and

2015 have been presented

on an IAS 39 basis.

Interest rate sensitivity of gross

loans and advances at amortised cost
2019 2018
Fixed rate Variable rate Total Fixed rate
a
Variable

rate
a
Total
As at 31 December
£m £m £m £m £m £m
Gross loans and advances at amortised cost 158,819 186,604 345,423 135,139 198,037 333,176

Note
a

The comparatives

have been restated

to better reflect

the interest rate classification.

Additional information

Additional

financial disclosure

Barclays PLC

2019 Annual Report on Form 20-F

Foreign outstandings

for countries where this exceeds 0.75% of

total Group assets
a
As % of

assets
Total
Banks and other
financial
institutions
Government and
official institutions
Commercial
industrial

and
other private
sectors
Financial
guarantees
% £m £m £m £m £m
As at 31 December 2019
b
United States 9.4 107,178 64,929 20,668 20,798 783
Germany 1.3 15,216 10,787 2,886 1,447 96
France 1.0 11,269 9,979 - 1,231 59
Netherlands 0.9 10,246 7,224 738 2,084 200
As at 31 December 2018
b
United States 8.7 98,695 61,457 17,324 18,713 1,201
Germany 2.1 24,269 5,062 17,240 1,851 116
France 1.8 20,017 12,269 3,636 4,077 35
As at 31 December 2017
b
United States 7.4 84,215 46,888 13,081 23,609 637
Germany 1.6 17,642 2,818 12,554 2,206 64
France 2.3 25,599 15,156 4,067 6,248 128

Note
a

Foreign

outstanding

includes

cross border exposure

in non-local currency

of the Barclays

branches and subsidiaries, and

in country foreign currency

exposure.

b

Comparatives

have been restated

to reflect

the carrying value

on the balance sheet. Figures

are net of short securities

.

Off-balance sheet and other credit exposures
2019 2018 2017
As at 31 December
£m £m £m
Off-balance sheet exposures
Contingent liabilities 24,527 20,303 19,012
Commitments 334,455 324,223 315,573
On-balance sheet exposures
Trading

portfolio assets
114,195 104,187 113,760
Financial assets at fair value through

the income statement
133,086 149,648 116,281
Derivative financial instruments 229,236 222,538 237,669
Financial investments
a
- - 58,915
Financial assets at fair value through

other comprehensive income
65,750 52,816 -

Note
a

Following the

adoption of IFRS 9 in 2018,

financial

investments

classification is no longer applicable.

Notional principal

amounts of credit derivatives
2019 2018 2017
As at 31 December
£m £m £m
Credit derivatives held or issued for

trading purposes
a
825,516 759,075 715,001

Note
a

Includes

credit

derivatives

held as economic hedges

which are not designated

as hedges for accounting purposes.

Related party

transactions

additional

disclosure
For US disclosure purposes, the aggregate

emoluments of all Directors and Officers of Barclays PLC

who held office during

the year (2019:

31
persons, 2018:

24 persons, 2017:

30 persons)

for the year ended 31 December 2019

amounted to £68.0m (2018:

£64.3m, 2017:

£88.7m). In
addition, the aggregate

amount set aside for the year ended 31

December 2019

,

to provide pension benefits for the Directors and

Officers
amounted to £0.1m

(2018:

£nil, 2017:

£0.1m).

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘A-

IRB’ / ‘Advanced

-Internal Ratings Based’

See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’

Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment
of super senior tranches takes priority over

other obligations.

‘Accep

tances and endorsements’

An acceptance is an undertaking by

a bank to pay a bill of exchange drawn

on a customer. The Barclays Group
expects most acceptances to be presented, but reimbursement

by the customer is normally immediate. Endorsements are residual liabilities of the
Barclays Group

in respect of bills of exchange which have been paid and

subsequently rediscounted.

‘Additional Tier 1 (AT1)

capital’

AT1 capital largely comprises eligible non

-common

equity capital securities

and any related

share

premium.

‘Additional Tier 1 (AT1)

securities’

Non-common

equity securities

that are eligible as AT1 capital.

‘Advanced

Measurement Approach

(AMA)’

Under the AMA, banks are allowed to develop their own empirical model to quantify required capital
for operational risk. Banks can only use this approach

subject to approval from

their local regulators.

‘Agencies’

Bonds issued by state and / or governmen

t

agencies or government-sponsored entities.

‘Agency

Mortgage

-Backed Securities’

Mortgage

-Backed Securities issued

by government

-sponsored entities.

‘All price

risk (APR)’
An estimate

of all the material market risks, including

rating migration and defaul

t

for the correlation trading

portfolio.
‘American

Depository Receipts (ADR)’
A negotiable certificate that represents the ownership

of shares in a

non-US company

(for example Barclays)
trading in US financial markets.
‘Americas’

Geographic

segment comprising the US, Canada and countries where Barclays operates within Latin

America.
‘Annual

Earnings at Risk (AEaR)’

A measure of the potential change in Net Interest Income

(NII) due

to an interest

rate movement over

a one-year
period.
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

classes

of assets.

‘Attributa

ble profit’

Profit after tax that is attributable to ordinary

equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average

allocated tangible equity’
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

quarter.

‘Back testing’
Includes a number

of techniques that assess the

continued statistical validity of a model

by simulating how the model would have
predicted recent

experience.
‘Barclays Africa’ or ‘Absa’
Barclays

Africa Group

Limited (now Absa Group

Limited), which was previously a subsidiary of

the Barclays Group.
Following a sell down

of shares resulting in a loss of control, the Barclays Group’s shareholding

in Absa Group Limited is now classified as a
financial asset at fair value through

other comprehensive income.
‘Balance weighted Loan to Value (LTV)

ratio’

In the context of the credit risk disclosures on

secured home

loans, a means

of calculating marked to
market LTVs derived

by calculating individual LTVs at account

level and weighting it by the balances to

arrive at the average

position.

Balance
weighted loan to value is calculated using the following

formula: LTV

= ((loan balance 1 x MTM LTV% for

loan 1) + (loan balance 2 x MTM LTV%
for loan 2) + ...) / total outstandings in portfolio.
‘Barclaycard’

An international consumer payments

business serving the needs of

businesses and consumers

through

credit cards, consumer
lending, merchant acquiring,

commercial cards and point of sale finance. Barclaycard

has scaled

operations in the UK, US, Germany

and
Scandinavia.

‘Barclaycard

Consumer UK’

The UK Barclaycard

business.

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘Barclays’ or ’Barclays Group’

Barclays PLC, together with its subsidiaries.

‘Barclays Bank Group’

Barclays Bank PLC, together with its subsidiaries.

‘Barclays Bank UK

Group’

Barclays Bank UK PLC, together with its subsidiaries.

‘Barclays Operating

businesses’
The core Barclays businesses operated

by Barclays UK (which

include the UK Personal banking;

UK business
banking and the Barclaycard

consumer UK

businesses) and Barclays

International (the large UK Corporate business; the international Corporate and
Private Bank businesses; the Investment Bank;

the international Barclaycard

business; and payments).
‘Barclays Direct’

A Barclays brand,

comprising the savings and mortgage

businesses.
‘Barclays Execution

Services’ or ‘BX’ or ‘BSerL’ or ‘Group

Service Company’
Barclays Execution Services Limited, the Group

services company set up
to provide services to Barclays

UK and Bar

clays International to deliver operational continuity.

‘Barclays International’
The segment of Barclays held by Barclays Bank PLC

which has not been ring-fenced

as part of regulatory ring fencing
requirements.

The division includes the large UK Corporate

business; the international Corporate and Private Bank businesses; the Investment
Bank; the international Barclaycard

business; and payments.
‘Barclays Non

-Core’
The previously reported

unit comprising of a group of businesses and assets

that were exited or run

down by

Barclays, which
was closed in 2017.
‘Barclays UK’
The segment of Barclays held by Barclays

Bank UK PLC which has been ring

-fenced as part of regulatory ring

fencing requirements.

The division includes the UK Personal banking;

UK business banking and the Barclaycard

consumer UK

businesses.

‘Basel 3’

The third of the Basel Accords, setting minimum

requirements and

standards that apply to internationally

active banks.

Basel 3 is a set of
measures developed by

the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of
banks.
‘Basel Committee of Banking Supervision

(BCBS or The Basel Committee)’

A forum for

regular cooperation

on banking supervisory matters which
develops global supervisory

standards for the banking industry.

Its 45 members are officials from central banks or

prudenti

al supervisors from 28
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

account usage.
‘Book quality’
In the context of the Capital Risk section, changes in RWAs caused by factors such as underlying

customer behaviour or
demographics

leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section ,

changes in RWAs

driven by

business activity, including net originations or repayments

.

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
Investment Bank.
‘Buy to let mortgage’
A mortgage where

the intention of the

customer (investor)

was to let the

property

at origination.
‘Capital Conservation Buffer

(CCB)’
A capital buffer of 2.5% of a bank’s total exposures

that needs to be met with an additional amount of Common
Equity Tier 1 capital above

the 4.5% minimum requirement

for Common Equity Tier 1 set out in

CRR. Its objective is to conserve a bank’s capital by
ensuring that banks build up surplus capital outside periods of stress which can be drawn down

if losses

are incurred.

‘Capital ratios’

Key financial ratios measuring the Bank's capital adequacy

or financial strength expressed as a percentage of RWAs.

‘Capital Requirements Directive (CRD)’
Directive 2013/36/EU,

a component of the CRD

IV package which

accompanies the Capital

Requirements
Regulation and sets out macroprudential

standards including the countercyclical capital buffer and capital buffers for systemically important
institutions. Directive (EU) 2019/878,

published as part of the EU Risk

Reduction Measure package

amends CRD. These amendments enter into
force from

27 June

2019, with EU member

states

required

to adopt the measures within the

Directive by

28 December

2020.

‘Capital Requirements Regulation

(CRR)’
Regulation (EU) No 575/2013,

a component of the CRD

IV package which

accompanies the Capital
Requirements Directive and sets

out detailed rules for capital eligibility,

the calculation of RWAs, the measurement

of leverage, the management

of
large exposures and minimum

standards for liquidity. Between 27

June 2019

and 28 June 2023, this regulation will be amended in line with the requirements of amending

Regulation (EU) 2019/876

(CRR II).

‘Capital Requirements Regulation

II (CRR II)’
Regulation (EU) 2019/876,

amending Regulation

(EU) No 575/2013

(CRR). This

is a

component

of the
EU Risk Reduction Measure package. The requirements

set out

in CRR II will be introduced

between 27 June

2019

and 28 June 2023.

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘Capital requirements

on the underlying

exposures (KIRB)’
An approach available to banks when calculating RWAs for securitisation exposures. This
is based upon the RWA

amounts that would be calculated under

the IRB approach

for the underlying pool of securitised exposures in the

program,
had such exposures not been securitised.
‘Capital resources’

Common Equity Tier 1, Additional Tier 1 and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred

to
as ‘own

funds’ within EU regulatory

texts.

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

Highly rated CLO positions wrapped

by monolines, non

-CLOs

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

a pool of commer

cial loans.

The payments may be made to
different classes of owners (in tranches).

‘Collateralised Mortgage

Obligation (CMO)’

A type of security backed by

mortgages. A special purpose entity receives income from

the mortgages
and passes them on to investors of the security.
‘Combined Buffer

Requirement’
In the context of the CRD

capital obligations, the combined

requirements

of the Capital

Conservation Buffer,

the
GSII Buffer,

the OSII buffer, the

Systemic Risk buffer and an institution specific counter

-cyclical buffer.
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
‘Committee of Sponsoring

Organisations of the Treadway Commission Framework

(COSO)’
A joint initiative of five private sector organisations
dedicated to the development

of frameworks and providing

guidance on enterprise risk

management, internal control and fraud

deterrence.
‘Commodity derivatives’

Exchange traded

and over

-the-counter (OTC) derivatives based on an underlying

commodity (e.g.

metals,

precious metals,
oil and oil related, power

and natural gas).

‘Commodity risk’

Measures the impact of changes in commodity

prices and volatilities, including the basis between related commodities (e.g. Brent
vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’

The highest quality form of regulatory

capital under CRR that

comprises

common

shares issued

and related
share premium, retained earnings

and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’

A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’
The ratio of compensation expense over

total income. Compensation represents total staff costs less non-
compensation items consisting of outsourcing,

staff training, redundancy costs and retirement costs.
‘
Comprehensive

Capital Analysis and Review (CCAR)’
An annual exercise, required

by and evaluated by the Federal Reserve, through

which the
largest bank holding

companies operating

in the US assess

whether they have sufficient capital to

continue operations through

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

financial
periods.
‘Consumer, Cards and Payments’
Barclays US Consumer Bank, Barclay

card Germany,

Barclays Partner

Finance, Barclaycard

Commercial Payments,
Barclaycard

Payment Solutions (including merchant

acquiring) and the international Wealth business.

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘Contingent capital notes (CCNs)’

Interest bearing

debt securities issued by Barclays Group or

its

subsidiaries that are either permanently

written off
or converted

into an equity instrument from the issuer's

perspective in the event of the Common

Equity Tier 1 (CET1) ratio of the relevant Barclays
Group

entity falling below a specific level, or at the direction of regulators.

‘Conversion

Trigger’
Used in

the context

of Contingent

Capital Notes and AT1

securities.

A capital adequacy

trigger event occurs

when the CET1
ratio

of

the

bank

falls below

a certain

level (the trigger)

as defined

in the Terms

& Conditions

of the

instruments issued.

See ‘Contingent capital
notes’.
‘Core deposit intangibles’

Premium paid

to acquire the deposit base of an institution.
‘Correlation risk’

Refers to the change in marked

to market value of a security when the correlation

between the underlying

assets

changes over
time.
‘Corporate and Investment

Bank (CIB)’
Barclays Corporate

and Investment Bank businesses which form part of Barclays International.

‘Cost: income ratio’

Total operating

expenses divided by total income.

‘Cost of Equity’

The rate of return

targeted by the equity holders of a company.

‘Cost: net operating income

ratio’

Operating expenses compared

to total

income less credit impairment charges and other

provisions.

‘Cost to income jaws’

Relationship of the percentage

change movement

in operating expenses relative to

total income.
‘Countercyclical Capital Buffer

(CCyB)’
An additional buffer introduced

as part of the

CRD IV package that requires banks to have an additional
cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.

‘Countercyclical leverage ratio buffer

(CCLB)’
A macroprudential

buffer that has applied to specific

PRA regulated institutions since 2018

and is
calculated at 35%

of any risk weighted countercyclical capital buffer

set by the Financial Policy Committee (FPC).

The CCLB applies in addition to
the minimum of 3.25% and any G-

SII additional Leverage Ratio Buffer that applies.
‘Counterparty credit risk’

The risk related to a counterparty

defaulting before the final settlement of a transaction’s cash flows. In the context of
RWAs,

a component

of RWAs that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the
default of the counterparty.
‘Coverage ratio’

This represents the percentage

of impairment allowance reserve

against the gross exposure.
‘Covered bonds’

Debt securities backed by a portfolio of mortga

ges that

are segregated from

the issuer’s other assets solely for the benefit of the
holders of the covered

bonds.

‘CRD IV’
The Fourth Capital Requirements Directive, an EU Directive

and an accompanying

Regulation (CRR) that together prescribe EU capital
adequacy and liquidity requirements

and implements Basel 3 in the European Union.
‘CRD V’
The Fifth Capital Requirements Directive, comprising

an EU amending Directive and an accompanying

amending Regulation (CRR II) that
together prescribe

EU capital adequacy and liquidity requirements and implements enhanced Basel 3 proposals in the European

Union.

‘Credit conversion

factor (CCF)’
Factor used to estimate the risk from off

-balance sheet commitments for the purpose of calculating the total
Exposure at Default (EAD) used to calculate RWAs.
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

fair value through other

comprehensive income assets and reverse repurchase

agreements.

‘Credit market exposures’

Assets and other instruments relating to commercial real estate and leveraged finance businesses that

have been
significantly impacted by the deteri

oration in the global credit markets. The exposures

include positions subject to fair value movements in the
Income Statement, positions that are classified as loans and advances and available for sale and other assets.
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

‘Credit risk’

The risk of loss to Barclays from

the failure of clients, customers or counterparties, including sovereigns,

to fully honour their
obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs,

it is
the component of RWAs

that represents the risk of loss in loans and advances and similar transactions resulting from the default of the
counterparty.
‘Credit risk mitigation’

A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly
divided into three types; collateral, netting

and set-off, and risk transfer.

‘Credit spread’

The premium over

the benchmark or risk-free rate required

by the market to accept a lower credit quality.

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

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

of days in the year to date.

‘Customer deposits’

In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions.
Such funds are recorded

as liabilities

in the Barclays Group’s

balance sheet under deposits at amortised cost.

‘Customer liabilities’

See ‘Customer deposits’.

‘Customer net interest income’

The sum of customer asset

and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non

-customer assets

and liabilities.

‘CVA

volatility charge’

The volatility charge added

to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty.

This is to reflect the current market value of the credit risk associated with the counterparty to the Barclays Group. Th

e

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

‘Debt buybacks’

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

by that member.

‘Derivatives netting’

Adjustments applied across asset and liability mark

-to-market derivative positions pursuant to legally enforceable bilateral
netting agreements and eligible cash collateral received

in derivative transactions that meet the requirements

of BCBS 270.
‘Diversification effect’

Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as
the sum of the individual asset class DVaR

estimates less the total DVaR.

‘Dodd-Fr

ank Act (DFA)’

The US Dodd-Frank

Wall Street

Reform and

Consumer Protection

Act of 2010.

‘Early warning

lists (EWL)’

Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may deve

lop, allowing timely corrective

action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution)
to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving

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
'Effective Expected Positive

Exposure (EEPE)'

The weighted average

over time of effective expected exposure. The weights are the proportion that
an individual exposure represents of the entire exposure

horizon

time interval.
‘Eligible liabilities’
Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework

(ERMF)’

Barclays Group

risk

management responsibilities are laid out in the Enterprise Risk Management
Framework,

which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group;
sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.
‘Equities’

Trading

businesses

encompassing Cash Equities, Equity Derivatives

& Equity Financing

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

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

a medium/long term.

‘EU Risk Reduction Measure

package’
A collection of amending Regulations and Directives that update core EU regulatory texts

and which came
into force on 27

June 2019.
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

weighted assessment of a range
of outcomes.
‘Expected Losses’

A regulatory measure

of anticipated

losses for exposures

captured under

an internals ratings based credit risk

approach

for
capital adequacy calculations.

It is measured as the Barclays Group's

modelled view of anticipated losses based on Probability of Default (PD), Loss
Given Default (LGD) and Exposure

at Default (EAD), with a one-year time horizon.
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

to CRR.
‘Federal Reserve

Board

(FRB)’
Is the governing

board of the Federal Reserve System of the US, in charge of making the country's monetary policy.

'FICC'
Represents Macro

(including rates and currency),

Credit and Securitised products.

'Financial Policy Committee (FPC)'

The Bank of England’s Financial Policy Committee

(FPC) identifies, monitors and takes action to remove

or
reduce systemic r

isks with a view to protecting and enhancing

the resilience of the

UK financial system. The FPC also has a secondary objective to support the economic

policy of the UK Government.
‘F-IRB / Foundation

-Internal Ratings Based’

See ‘Internal Ratings Based (IRB

)’.

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

A counterparty

credit risk

exposure calculation approach

which applies

volatility adjustments
to the market value of exposure

and collateral when calculating RWA values.
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

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

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
‘Forbearance

Programmes for

Home Loans’

Can be split

into 4 main types: Interest-only conversions

-

A temporary

change from a capital and
interest repayment

to an interest-only repayment, for a maximum of 24

months; Interest rate reductions

-

A temporary

reduction in interest rate,
for a maximum of 12 months; Payment

concessions-

An agreement to temporarily

accept reduced

loan repayments, for a maximum of 24 months;
Term extensions-

A permanent extension to the loan maturity date which

may involve a reduction

in interest rates, and usually involves the
capitalisation of arrears.
‘Forbearance

Programmes for

Unsecured Loans’

Can be split

into 3 main types: Payment

concessions-

An agreement to temporarily

accept
reduced

loan repayments, for

a maximum of 12 months;

Term extensions-

A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising

-

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

of CRR.

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
‘Funding for Lending

Scheme (FLS)’

A scheme launched by the Bank of England to incentivise banks and building societies to lend to

UK
households and non

-financial companies through

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

‘General Data Protection Regu

lation (GDPR)’
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
‘GSII Buffer’
Common Equity Tier 1 capital required

to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for

the
systemic risk that such institutions represent to the financial system.
’Grandfathering’

In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant

capital instruments

to be included in regulatory

capital subject

to certain thresholds which decrease over

the transitional period.

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘Gross charge

-off rates’

Represents the balances charged

-off to recoveries in the reporting

period, expressed as a

percentage of average
outstanding balances excluding balances in recoveries. Charge

-off to recoveries generally

occurs when the collections focus switches from the
collection of arrears to the recovery

of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a

measure of the proportion

of customers

that have gone into default during the period.

‘Gross write-off rates’

Expressed as a percentage

and represents balances written off in the reporting

period divided

by gross loans and advances
held at amortised cost at the balance sheet date.
‘Gross new

lending’

New lending advanced

to customers during the period.

‘Guarantee’

Unless otherwise described, an undertaking

by a third party to pay a creditor should

a debtor fail to do so. It is a form of credit
substitution.

‘Head Office’

A division compris

ing Brand

and Marketing, Finance, Head Office,

Human Resources, Internal Audit, Legal, Compliance, Risk, Treasury
and Tax and other

operations.

‘High-Net-Worth’

Businesses within Barclays UK and Barclays

International that provide banking

and other services to high net worth customers.

‘High Risk’
In retail banking, ‘High Risk’ is defined as the subset of up

-to-date customers who, either through

an event or observed behaviour
exhibit potential financial difficulty.

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

‘IHC’ or ‘US IHC’
Barclays US LLC, the intermediate holding

company

established by Barclays in July 2016,

which holds most of Barclays’ subsidiaries
and assets in the US.
‘IMA / Internal Model Approach’
In the context of RWAs, RWAs

for which the exposure

amount has been derived via the use of a PRA approved
internal market risk model.
‘IMM / Internal Model Method’
In

the context of RWAs, RWAs for

which the exposure amount

has been derived via the use of a PRA approved
internal counterparty

credit risk model.
‘Identified Impairment (II)’

Specific impairment allowances for financial assets, individually estimated.
‘IFRS 9

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

‘Incremental Risk Charge

(IRC)’
An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond
what is already captured

in specific

market risk VaR for

the non-correlation

trading portfolio.
‘Independent

Commission on Banking (ICB)’

Body set up by HM Government to identify structural and non-

structural measures to reform the UK
banking system and promote

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
‘Interest-only home loans’
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

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘Interest rate risk in the banking

book (IRRBB)’
The risk that

the Barclays Group

is exposed to capital or income volatility because of a

mismatch
between the interest rate exposures

of its (non-traded)

assets

and liabilities.
‘Internal Assessment Approach

(IAA)’
One of three types of calculation

that a bank with permission to use the Internal Ratings Based (IRB)
approach

may apply to securitisation

exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an
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

(i.e. Pillar 1 and non

-Pillar 1 risks);

and,
the Barclays Group’s

risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’

In the context of RWAs, RWAs

for which the exposure

amount has been derived via the use of a PRA approved
internal counterparty

credit risk model.

‘Internal Ratings Based (IRB)’

An approach

under the CRR framework that relies

on the bank’s internal models to derive the risk weights. The IRB approach

is divided into two alternative applications, Advanced and Foundation:

–
Advanced

IRB (A-IRB):

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
and non

-credit obligations asset exposures are treated under standardised or

A-IRB.

‘Investment Bank’
The Barclays Group’s

investment bank which

consists of origination led and returns focused markets and banking business
which forms part of the Corporate

and Investment Bank segment of Barclays International

.

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

trading book

or both, which in aggregate equals or exceeds 10%

of the bank's eligible capital.
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

Level 2B assets include, for exampl

e, lower rated corporate

bonds, residential mortgage backed

securities

and
equities that meet certain conditions.
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

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

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

(LTV)

ratio’ and ‘Valuation weighted

Loan to Value (LTV)

ratio.’
‘Market risk’

The risk of loss arising from potential adverse changes in the value of the Barclays Group’

s

assets and liabilities from fluctuation in
market variables including, but not limited to, interest rates,

foreign exchange,

equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

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

‘Material Risk Takers (MRTs)’
Categories of staff whose

professional activities have or are deemed

to have a material impact on Barclays’ risk
profile, as determined in accorda

nce with the European Banking Authority regulatory

technical standard on the identification of

such staff.
‘Medium-Term

Notes’

Corporate

notes (or

debt securities) continuously offered by

a company to investors through

a dealer. Investors can choose
from

differing

maturities, ranging

from

nine months

to 30

years. They

can be issued on a fixed or floating coupon

basis or with an

exotic coupon;
with

a

fixed

maturity

date

(non

-callable)

or

with embedded

call or

put options

or

early repayment

triggers. MTNs

are most

generally

issued as
senior, unsecured

debt.
‘Methodology

and policy’
In the context of the Capital

Risk section, the effect on

RWAs of

methodology

changes driven by

regulatory policy
changes.

‘MiFId II’
The Markets in Financial Instruments Directive

2004/39/EC

(known as "MiFID"

I) as subsequently amended to MiFID II is a European
Union law that provides

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

by its resolution
authority. Amendments

in the EU Risk Reduction Measure package

are designed to align MREL and TLAC for EU G-SIBs.

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘Model risk’
The risk of the potential adverse consequences from

financial assessments or decisions

based on incorrect

or

misused model outputs
and reports.

‘Model updates’
In the context of the Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or

any
changes required

to address model malfunctions.

‘Model validation’
Process through

which models are independently

challenged, tested and verified to prove that they have been built, implemented and used correctly,

and that they continue to be fit-for-purpose.

‘Modelled—VaR’

In the context of RWAs, Market

risk calculated using value at risk models laid down by

the CRR

and supervised by the PRA.

‘Money market funds’

Investment funds typically invested

in short-term debt securities.

‘Monoline derivatives’

Derivatives with a monoline insurer

such as credit default swaps referencing the underlying

exposures held.
‘Moody’s’

A credit rating

agency.

‘Mortgage Current

Accounts (MCA) Reserves’
A secured overdraft

facility

available to home loan customers which allows them to borrow against
the equity in their home. It allows draw

-down

up to an agreed available limit

on a separate but connected

account to the main mortgage loan
facility. The balance drawn

must be repaid on redemption

of the mortgage.
‘Multilateral development

banks’

Financial institutions created for the purposes of development, where membership transcends national
boundaries.
‘National discretion’

Discretions in CRD given to member states to allow

the local regulator additional powers

in the application of certain

CRD rules
in its jurisdiction.

‘Net asset value per share’

Calculated by dividing shareholders’

equity, excluding non

-controlling interests and other equity instruments,

by the
number

of issued ordinary shares.

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

trading activities.
‘Net write-off rate’

Expressed as a percentage and represents

balances written off in the reporting

period less any post write-off recoveries divided
by gross loans and advances held at amortised cost at

the balance sheet date.
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
commercial paper;

certificates of deposit; convertible

bonds; corporate bonds

and issued notes.

‘Non-customer net interest income’ / ‘Non-

customer interest income’

Principally comprises the impact of product

and equity structural hedges, as
well as certain other net interest income received

on government

bonds and other debt securities

held for the purposes of interest rate hedging

and
liquidity for local banking activities.

‘Non-model method

(NMM)’

In the context of RWAs, Counterparty credit

risk, RWAs where

the exposure amount has been derived

through the use
of CRR norms, as opposed

to an internal model.

‘Non-performance

costs’

Costs

other than performance

costs.
‘Non-performing

proportion of outstanding balances’

Defined as balances

greater than 90 d

ays delinquent (including forbearance

accounts greater
than 90 days and accounts charged

off to recoveries), expressed as a percentage

of outstanding balances.

‘Non-performing

balances impairment coverage ratio’

Impairment allowance held against non perfo

rming balances expressed as a

percentage of
non performing

balances.
‘Non-Traded

Market Risk’
The risk that the current or

future exposure

in the banking book (i.e. non-traded book) will impact bank's capital and/or earnings due to adverse movements in Interest or foreign

exchange rates.
‘Non-Traded

VaR’
Reflects the volatility in the value of the fair value through other comprehensive

income (FVOCI) investments in the

liquidity pool
which flow directly through

capital via the FVOCI reserve. The underlying methodology

to calculate

non-traded

VaR is similar

to Traded
Management VaR, but the two measures

are not directly comparable.

The Non-Traded

VaR represents the volatility

to capital driven

by the FVOCI
exposures. These exposures are in the banking

book and

do not meet the criteria for trading book treatment.

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘Notch’

A single unit of measurement in a credit

rating scale.

‘Notional amount’
The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payment

s

made on
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

the root cause is

not due to credit or

market risks.
‘Operational Riskdata eXchange

(ORX)’

The Operational Riskdata eXchange

Association (ORX) is a not-for

-profit industry association dedicated to
advancing the measurement

and management of operational

risk in the

global financial services industry.

Barclays is a member

of ORX.
‘Origination led’

Focus on high margin,

low capital fee based activities and related hedging

opportunities.

‘Origination exposure model’

A technique used to measure the counterparty

credit risk of losing anticipated cash flows from forwards,

swaps,
options and other derivatives contrac

ts in the event the counterparty to the contract should default.
‘OSII’
Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter

(OTC) derivatives’

Derivative contracts that are traded

(and privately negotiated) directly between two

parties. They offer
flexibility because, unlike standardised exchange

-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’
The overall capital requirement is the sum of capital required to meet the

total of a Pillar 1 requirement,

a Pillar 2A
requirement,

a Global Systemically Important Institution (G-SII)

buffer,

a Capital

Conservation Buffer

(CCB) and a Countercyclical Capital Buffer
(CCyB).
‘Own credit’

The effect of changes in the Barclays Group’s

own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’
A mortgage where the intention of the customer was to occupy the property at origination.

‘Own funds’ The sum of Tier 1 and Tier 2 capital.
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

‘Period end

allocated tangible equity’

Allocated tangible equity is calculated as 13.0% (2018:

13.0%)

of RWAs for each business, adjusted for capital
deductions, excluding goodwill

and intangible assets,

reflecting assumptions the Barclays Group

uses for capital planning purposes. Head Office
allocated tangible equity represents the difference

between the Barclays Group’s

tangible shareholders’ equity and the amounts allocated to
businesses.

‘Pillar 1 requirements’
The minimum regulatory

capital requirements to meet the sum

of credit (including counterparty

credit), market and
operational risk.
‘Pillar 2A requirements’
The additional regulatory capital requirement

to meet risks

not captured under

Pillar 1 requirements. This requirement

is
the outcome of the bank’s Internal Capital Adequacy

Assessment

Process (ICAAP)

and the complementary supervisory

review and evaluation
carried out by the PRA.
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

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

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
‘Product structural hedge’

An interest rate hedge in place to reduce earnings

volatility

on product

balances with an instant access

(such as non-
interest bearing current

accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans

and Advanc

es to Customers’’
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

‘Qualifying central bank claims’
An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank
from the calculation of the leverage exposure

measure, as long as these are matched by deposits denominated in the same currency and of
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

‘Recoveries proportion

of outstanding balances’

Represents the amount of recoveries (gross

month-end

customer balances of all accounts that
have charged

-off) as

at the period end compared

to total

outstanding balances. The size of the recoveries book

would ultimately have an impact on
the overall impairment

requirement

on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets
are sold to a third party (i.e. debt sale).

‘Recovery

book’

Represents the total amount of exposure which has been transferred to recovery

units who set

and implement strategies to
recover

the Group’s exposure.

‘Regulatory capital’

The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’

Loans are generally renegotiated

either as part of an ongoing

customer relationship or in response to an adverse change

in the
circumstances of the borrower.

In the latter case

renegotiation can result in an extension of the due date of pay ment or repayment

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

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

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

‘Residential Mortgage

-Backed Securities (RMBS)’

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
exposures up to £3m or

with a turnover up to £5m.

‘Return on average

Risk Weighted Assets’

Statutory profit after tax as a proportion

of average RWAs.

‘Return on average

tangible shareholders’ equity’ (RoTE)
Profit after tax attributable to ordinary equity holders

of the parent, as a proportion

of
average shareholders’

equity excluding non

-controlling interests and other equity instruments adjusted for the deduction of intangible assets and
goodwill.

‘Return on average

allocated tangible equity’
Profit after tax attributable to ordinary

equity holders of the parent, as a proportion

of average
allocated tangible equity.
‘Risk appetite’

The level of risk that Barclays is prepared

to accept whilst

pursuing its business strategy, recognising

a range of possible outcomes as
business plans are implemented.
‘Risk weighted assets (RWAs)’

A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance

with
the Basel rules as implemented by CRR and local regulators.

‘Risks not in VaR

(RNIVS)’

Refers to all the key market risks which are not captured

or not well captured within the VaR model framewo

rk.
‘Roll rate analysis’
The measurement of the rate at which

retail accounts deteriorate through

delinquency phases.
‘Sales commissions, commitments and other incentives’

Includes commission-based arrangements,

guaranteed incentives and Long

Term
Incentive Plan awards.

‘Sarbanes-Oxley requirements’

The Sarbanes-Oxley Act 2002

(SOX), which was introduced by the US Government

to safeguard against corporate
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

or
reduced

within the time period covered

in Primary Stress Tests.
‘Secured Overnight Financing

Rate (SOFR)’
A broad

measure of the cost of borrowing

cash overnight collateralized by U.S. Treasury securities in the repurchase

agreement (repo)

market.

‘Securities Financing Transactions

(SFT)’

In the context of RWAs,

any of the following transactions: a repurchase

transaction, a securities or
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
at a future date. The counterparty

generally provides

collateral against

non performance

in the form of cash or other assets.

‘Securitisation’

Typically,

a process by which debt instruments such as mortgage loans or credit card balances are aggregated

into a pool, which is
used to back new securities. A company

sells assets to a special purpose vehicle (SPV) which then issues securities backed b

y

the assets. This
allows the credit quality of the assets to be separated

from the credit rating of the original borrower

and transfers risk to external

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

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

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

‘SRB ALRB’
The systemic risk buffer (SRB)

additional leverage ratio buffer

(ALRB) is firm specific requirement set by the PRA using its powers under
section 55M of the Financial Services and Markets Act (2000).

Barclays is required to hold an amount of CET1 capital that is equal to or greater than its ALRB.
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
‘Stage 3’

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

Standards (IFRS).
‘Statutory return on

average shareholders’

equity’

Statutory profit after tax

attributable to ordinary

shareholders as a proportion

of average
shareholders’ equity.

‘STD’ / ‘Standardised Approach’

A method of calculating RWAs that relies on a mandatory

framework

set by the regulator to derive risk weights
based on counterparty

type and a credit rating provided

by an External Credit Assessment

Institute.

‘Sterling Over Night Index Average

(SONIA)’

Reflects bank and building societies’ wholesale overnight funding rates in the

sterling unsecured
market administrated and calculated by the

Bank of England.
‘Stress Testing’

A process which involves identifying possible future adverse events or changes in economic conditions that could have
unfavourable

effects on the Barclays Group (either financial or non

-financial), assessing

the Barclays Group’s

ability to withstand such changes, and
identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’
An estimate of the potential loss arising from

a 12-month

period of significant financial stress

calibrated to 99%
confidence level over a 10

-day holding

period.
‘Structured entity’

An entity in which voting or similar rights are not the dominant factor in deciding control. Structured

entities

are generally
created to achieve a narrow

and well defined objective with restrictions around

their ongoing activities.
‘Structural hedge’ / ‘hedging’

An interest rate hedge in place to reduce earnings

volatility

and to smoothen the income over

a medium/long term
on positions that exist within the balance sheet and do

not re-price in line with market rates. See also ‘Equity structural hed ge’ and ‘Product
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
‘Sub-prime’

Sub-prime

is

defined

as

loans

to

borrowers

typically

having

weakened

credit

histories that

include

payment

delinquencies

and
potentially more

severe problems

such as court

judgments

and bankruptcies.

They may

also display reduced repayment

capacity as

measured by
credit scores, high debt

-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’

Liabilities which, in the event of insolvency or liquidation of the issuer,

are subordinated

to the claims of depositors and
other creditors of the issuer.

‘Supranational bonds’
Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European

Union
or World

Trade

Organisation).
‘Synthetic Securitisation Transactions’
Securitisation transactions effected

through

the use of derivatives.
‘Systemic Risk Buffer’
CET1 capital that may be required

to be held as

part of the Combined

Buffer Requirement

increasing the capacity of UK banks
to absorb stress and limiting the damage

to the economy as a result of restricted lending.
‘Tangible net asset value’

Shareholders’ equity excluding

non-controlling

interests

adjusted for the deduction of intangible assets and goodwill.

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

‘Tangible net asset value

per share (TNAV)’

Calculated by dividing shareholders’ equity, excluding

non-contro

lling interests

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
calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

(across

all business

lines), multiplied

by

a

supervisory

defined
percentage factor

by business lines.

‘The three lines of defence’
The three lines of defence operating

model enables Barclays to separate risk management activities between those client facing areas of the Barclays

Group

and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance

against those

limits and constraints (second line); and, colleagues in Internal Audit who pr ovide
assurance to the Board

and Executive Management over

the effectiveness

of governance,

risk management and control over

risks (third line). The
Legal function does not sit in any of the three lines,

but supports them all. The Legal function is, howeve

r, subject to oversight from Risk and
Compliance with respect to operational and conduct

risks.
‘Tier 1 capital’

The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’

The ratio which expresses Tier 1 capital as a percentage

of RWAs under

CRR.

‘Tier 2 (T2) capita l’

A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have

been met.
‘Tier 2 (T2) securities’

Securities that are treated as Tier 2 (T2)

capital in the context of CRR.

‘Total capital ratio’
Total Regulatory capital as a percentage

of RWAs.
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
‘Transitional’

When a measure is presented or

described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of

CRR.
‘Treasury and

Capital Risk’

This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in

the Banking Book.
‘Twelve

month expected credit losses’

The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or

shorter
period if the expected life is less than 12 months), weighted by the probabili

ty of said default occurring.
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

Glossary of terms

Barclays PLC

2019 Annual Report on Form 20-F

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

Regulatory add

-ons to the leverage exposure measure

based on credi

t

conversion

factors used in the
Standardised Approach

to credit risk.
‘Wholesale loans’ / ‘lending’

Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off (gross)’

The point where it is determined that an asset is irrecoverable,

or it is

no longer

considered economically

viable to try to

recover
the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In

the event of write-off, the customer
balance is removed

from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-
offs less post write-off recoveries.

‘Wrong

-way risk’
Arises, in a trading exposure,

when there is significant correlation between the underlying asset

and the counterparty,

which in
the event of default would

lead to a

significant mark to market loss. When assessing the credit exposure of a wrong

-way trade, analysts

take into
account the correlation between

the counterparty

and the underlying asset as

part of the sanctioning process.

EXHIBIT INDEX
Exhibit

Description
1.1

Articles of Association of Barclays PLC

(incorporated

by reference to the Form 6

-K

filed on May 2, 2013)
2.1
Long Term

Debt Instruments: Barclays PLC is not party to any single instrument relating to long

-term debt pursuant to which a total
amount of securities exceeding 10%

of its total assets (on a consolidated basis) is authorised to be issued. Barclays PLC hereby agrees
to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the
rights of holders of its long-

term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required

to be filed with

the Commission.
2.2
Description of the Registrant’s Securities Registered

Pursuant to Section 12 of the Securities Exchange

Act of 1934
4.1

Rules of the Barclays Group

Incentive Share Plan (incorporated

by reference to the Barclays PLC Registration Statement on Form

S-8
(File no. 333

-153723)

filed on September 29, 2008)
4.2

Rules of the Barclays Group

Share Value Plan
4.3
Rules of the Barclays PLC Long

Term Incentive

Plan (Incorporated

by reference to the Barclays PLC Registration Statement on Form

S-8
(File no. 333

-173899)

filed on May 3, 2011)
4.4
Rules of the Barclays Group

Deferred Share

Value Plan
4.5
Contract of Employment – Tushar

Morzaria (Incorporated

by reference to the 2014

Form 20-

F

filed on March 14, 2014)
4.6
Contract of employment – James E Staley (incorporated

by reference

to the 2015 Form

20-F

filed on March 1, 2016)
4.7
Transfer

of Employment – James E Staley (incorporated

by reference

to the 2016 Form 20

-F

filed on February 23, 2017)
4.8
Transfer

of Employment – Tushar

Morzaria (incorporated

by reference to the 2016

Form 20-F

filed on February 23, 2017)
4.9
Appointment Letter – Crawford

Gillies (incorporated

by reference

to the 2018 Form

20-F

filed on February 21, 2019)
4.10
Appointment Letter – Diane Schueneman

(incorporated

by reference to the 2018

Form 20-

F

filed on February 21, 2019)
4.11
Appointment Letter – Sir Ian Cheshire (incorporated

by reference to the 2018

Form 20-

F

filed on February 21, 2019)
4.12
Appointment Letter – Mary Anne Citrino (incorporated

by reference to the 2018

Form 20-

F

filed on February 21, 2019)
4.13
Appointment Letter – Mary Francis (incorporated

by reference

to the 2018 Form

20-F

filed on February 21, 2019)
4.14
Appointment Letter – Mike Ashley (incorporated

by reference

to the 2018 Form

20-F

filed on February

21, 2019)
4.15
Appointment Letter – Tim Breedon

(incorporated by reference

to the 2018 Form

20-F

filed on February 21, 2019)
4.16
Appointment Letter – Nigel Higgins
4.17
Appointment Letter – Dawn Fitzpatrick
4.18
Appointment Letter – Mohamed

A. El-Erian
4.19
Appointment Letter – Brian Gilvary
8.1
List of subsidiaries. The list of subsidiaries of Barclays PLC can be found on page 32

1

of the Form 20

-F.
12.1
Certifications filed pursuant to 17 CFR 240.

13(a)

-14(a)
13.1
Certifications filed pursuant to 17 CFR 240.

13(a)

and 18 U.S.C 1350(a)

and 1350(b)

15.1
Consent of KPMG LLP for

incorporation

by reference of reports in certain securities

registration statements of Barclays PLC.
99.1
A table setting forth the issued share capital of

Barclays Group’s

total shareholders’ equity, indebtedness and contingent

liabilities as at
31 December

2019.
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

20-

F

and that it has

duly caused and authorised the
undersigned

to sign this annual report on its behalf.

Date February

13, 2020
Barclays PLC
(Registrant)

By /s/ Tushar Morzaria

Tushar Morzaria, Group Finance Director